Form 20-F
period 2000-03-31
SATYAM INFOWAY LTD
filed 2000-06-29
CIK 1094324

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                   FORM 20-F

(Mark One)
[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
    EXCHANGE ACT OF 1934

                                       or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934. For the fiscal year ended March 31, 2000.

                                       or

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934. For the transition period from             to


                        Commission file number 000-27663

                             Satyam Infoway Limited
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
                (Translation at Registrant's name into English)

                               Republic of India
                (Jurisdiction of incorporation or organization)

                              Maanasarovar Towers
              271-A, Anna Salai, Teynampet, Chennai 600 018, India
                                (91) 44-435-3221
                    (Address of principal executive offices)

   Securities registered or to be registered pursuant to Section 12(b) of the
Act: None

   Securities registered or to be registered pursuant to Section 12(g) of the
Act: American Depositary Shares, each represented by one-fourth of one Equity Share, par value Rs.10 per share.

   Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

   Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

   22,249,425 Equity Shares

   Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [_]

   Indicate by check mark which financial statement item the registrant has elected to follow.

   Item 17 [_] Item 18 [X]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               Table of Contents

Item                                                                                              Page
----                                                                                              ----
Currency of Presentation and Certain Defined Terms..............................................    1
Forward-Looking Statements May Prove Inaccurate.................................................    1

PART I..........................................................................................    2

Item 1.   Description of Business................................................................   2
Item 2.   Description of Property................................................................  36
Item 3.   Legal Proceedings......................................................................  36
Item 4.   Control of Registrant..................................................................  36
Item 5.   Nature of Trading Market...............................................................  37
Item 6.   Exchange Controls and Other Limitations Affecting Security Holders.....................  38
Item 7.   Taxation...............................................................................  41
Item 8.   Selected Financial Data................................................................  45
Item 9.   Management's Discussion and Analysis of Financial Condition and Results of Operations..  47
Item 9A.  Quantitative and Qualitative Disclosures About Market Risk.............................  56
Item 10.  Directors and Officers of Registrant...................................................  57
Item 11.  Compensation of Directors and Officers.................................................  60
Item 12.  Options to Purchase Securities From Registrant.........................................  61
Item 13.  Interest of Management in Certain Transactions.........................................  61

PART II.........................................................................................   62

Item 14.  Description of Securities to be Registered.............................................  62

PART III........................................................................................   62

Item 15.  Defaults Upon Senior Securities........................................................  62
Item 16.  Changes in Securities and Changes in Security for Registered Securities................  62

PART IV.........................................................................................   63

Item 17.  Financial Statements...................................................................  63
Item 18.  Financial Statements...................................................................  63
Item 19.  Financial Statements and Exhibits......................................................  83

               Currency of Presentation and Certain Defined Terms

   Unless the context otherwise requires, references herein to "we," "us," the "company" or "Satyam Infoway" are to Satyam Infoway Limited, a limited liability company organized under the laws of the Republic of India. References to "U.S." or the "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. We are a majority-owned subsidiary of Satyam Computer Services Limited, a leading Indian information technology services company which is traded on the major Indian stock exchanges ("Satyam Computer Services"). "Satyam" is a trademark owned by Satyam Computer Services, which has licensed the use of the "Satyam" trademark to us subject to specified conditions. "Satyam Online," "Satyam: Net" and satyamonline.com are trademarks used by us for which we have registration applications pending in India. All other trademarks or tradenames used in this Annual Report on Form 20-F ("Annual Report") are the property of their respective owners.

   In this Annual Report, references to "$," "Dollars" or "U.S. Dollars" are to the legal currency of the United States, and references to "Rs.," "rupees" or "Indian Rupees" are to the legal currency of India. References to a particular "fiscal" year are to our fiscal year ended March 31 of such year.

   For your convenience, this Annual Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this Annual Report, all translations from Indian rupees to U.S. dollars contained in this Annual Report have been based on the noon buying rate in the City of New York on March 31, 2000 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on March 31, 2000 was Rs.43.65 per $1.00.

   Our financial statements are prepared in Indian rupees and presented in accordance with United States generally accepted accounting principles ("U.S. GAAP"). Solely for your convenience, our financial statements as of and for the year ended March 31, 2000 have been translated into U.S. dollars. In this Annual Report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

   Information contained in our websites, including our principal website, satyamonline.com, is not part of this Annual Report.

                Forward-Looking Statements May Prove Inaccurate

   IN ADDITION TO HISTORICAL INFORMATION, THIS ANNUAL REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS ANNUAL REPORT ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," "RISKS RELATED TO OUR BUSINESS" AND ELSEWHERE IN THIS ANNUAL REPORT. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT'S ANALYSIS ONLY AS OF THE DATE OF THIS REPORT. IN ADDITION, YOU SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS ANNUAL REPORT AND IN OUR QUARTERLY REPORTS AND OTHER DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") FROM TIME TO TIME. OUR FILINGS WITH THE SEC ARE AVAILABLE ON ITS WEBSITE, WWW.SEC.GOV.

                                     PART I

Item 1. Description of Business

General

Background

   We are the largest private national provider of Internet access and Internet services to consumers and businesses in India. Satyam Infoway's products include consumer Internet access services, online portal and content offerings and corporate network and technology services. As of March 31, 2000, Satyam Infoway had more than 151,000 consumer Internet subscribers. Satyam Infoway's portal, satyamonline.com offers services in areas such as travel, finance, health and shopping in addition to e-mail, chat and search. Our comprehensive range of products and services enables our consumer and business customers to communicate, transmit and share information, access online content and conduct business remotely using our private data network or the Internet.

   We began providing corporate network and electronic commerce services to businesses in April 1998, and we currently have more than 500 corporate customers. We launched our Internet service provider business in November 1998, becoming the first private Internet service provider to begin service after the Indian government, which controls the largest Internet service provider in India, opened the market to private competition.

   We also operate an online portal, satyamonline.com, and related content sites specifically tailored for Indian interests worldwide. In November 1999, we acquired 24.5%, and an option to acquire the remaining 75.5%, of the outstanding shares of IndiaWorld Communications Private Limited, a leading provider of Internet content and services in India. In June 2000, we entered into agreements to acquire 25% of CricInfo Limited, which is one of the most popular cricket sites on the Internet. We have formed alliances with a number of partners, including ICICI Bank, Citibank and Bank of Madura, to offer banking products through satyamonline.com and to develop payment gateways to facilitate electronic commerce and other activities through our websites. We have also enhanced our portal, satyamonline.com, with online stock trading, online travel, online jobs, youth forum (15 to 21.com), and have launched vernacular editions (Indian languages Tamil, Hindi and Telugu) of the portal. During March 2000, our websites generated approximately 28 million page views and IndiaWorld Communications' websites generated approximately 23 million page views.

   We currently operate India's largest national private data network utilizing Internet protocol, which is an Internet industry standard for tracking Internet addresses, routing outgoing messages and recognizing incoming messages. As of May 31, 2000, we owned and operated points of presence in 43 locations in India. Points of presence are telecommunications facilities located in a particular market which allow our customers to connect to the Internet through a local telephone call.

   We seek to become the premier provider of Internet services in the Indian market. We believe that demand for our services is significant in India and growing rapidly as consumers and businesses seek alternatives to the communications services offered by India's government-controlled telecom providers. We intend to continue to focus on providing superior network performance and high levels of customer service and technical support to increase our subscriber base and maximize customer satisfaction.

Industry Overview

   Development of the Internet. According to International Data Corporation, the total number of Internet users worldwide is expected to grow from approximately 140 million in 1998 to 400 million in 2002. We believe that the large and increasing number of home and office computers linked to the Internet, advances in network design, increased availability of Internet-based software and applications, the emergence of useful content and electronic commerce technologies, and convenient, fast and inexpensive Internet access will drive Internet growth and usage in the near future.

   Special Communications Needs of Businesses. As the Internet becomes more developed and reliable, businesses are increasingly utilizing the Internet for functions critical to their core business strategies such as sales and marketing, customer service and project coordination. The Internet presents a compelling profit opportunity for businesses by enabling them to reduce operating costs, access valuable information and reach new markets. To maintain a significant presence on the Internet, businesses typically purchase Internet access services and establish a website. Internet access provides a company with its basic gateway to the Internet, allowing it to transfer e-mail, access information and connect with employees, customers and suppliers. A website provides a company with a tangible identity and an interactive presence on the Internet. Many corporations are also converting their information systems and databases to web-enabled systems. International Data Corporation estimates that revenue from Internet web hosting services worldwide will grow at a rate that averages 96.0% annually from $0.8 billion in 1998 to $11.8 billion in 2002. International Data Corporation also estimates that revenue from electronic commerce spending worldwide will grow at a rate that averages 98% annually from $50 billion in 1998 to $774 billion in 2002.

   The Opportunity in India. As with many developing nations, the telecommunications infrastructure in India historically has been controlled by government-controlled telecom providers. The resulting service has been and remains inferior to service in developed countries. Consequently, the services available and the penetration of those services into the base of businesses and consumers in India has, to date, been limited. At the same time, however, the Indian economy continues to modernize and expand, particularly in sectors such as software development that are dependent on a reliable communications network. The growth of these industries is leading to an increasing base of personal computers and wired homes and businesses in India with a resulting increased demand for Internet services. We believe these trends, which mirror trends in more mature economies, will continue to develop in India. Set forth below is a table comparing the penetration of computers and online access in India compared to the United States and the Asia-Pacific region in 1998:

                                   India  United States Asia Pacific Region (1)
                                   -----  ------------- -----------------------
                                        (in millions, except percentages)
Population(2)....................  984.0      270.3             2,769.2
Internet users...................    0.5       62.8                10.2
Internet users as a percentage of
 population......................    0.0%      23.2%                0.4%
Online devices...................    0.3       87.4                 9.5
Online devices as a percentage of
 installed base..................   11.0%      54.5%               24.9%

--------
(1) Australia, Hong Kong, India, Indonesia, South Korea, Malaysia, New Zealand, Philippines, China, Singapore, Taiwan, Thailand and Vietnam.

(2) 1998 population data from U.S. Census Bureau.

Source: International Data Corporation, 1999. The International Data Corporation market data presented above and elsewhere in this document shows International Data Corporation's estimates derived from a combination of vendor, user and other market sources and therefore may differ from numbers claimed by specific vendors using different market definitions or methods. There can be no assurances that projected amounts will be achieved.

   The ability to exploit the Internet service provider and other data service markets in India is currently inhibited by bandwidth limitations imposed by cost and technical obstacles. Bandwidth refers to the measurement of the volume of data capable of being transported in a communications system in a given amount of time. Bandwidth rates are commonly expressed in terms of Kbps (kilobits per second, or thousands of bits of data per second) or Mbps (megabits, or millions of bits of data per second). Generally, bandwidth remains very expensive in India. Prices for bandwidth are set by two agencies in India, the Department of Telecommunications and the Telecom Regulatory Authority, and have remained high due to, among other things, capacity constraints. Further, limitations in network architecture limit consumer telephone dial-up connection speeds to 28 Kbps and below, less than the 33 to 56 Kbps on conventional dial-up telephone lines, and significantly less than the up to 1.5 Mbps on cable modems, in the United States. Improvements in India's public telecommunications infrastructure and private network expansion are expected to diminish these limitations over time. As network capacity increases worldwide and the cost to transmit data over the Internet continues to decrease, we also expect the demand for Internet access, online content and similar services to increase.

   To date, a significant amount of the usage of Indian content sites on the World Wide Web has been driven by Internet users outside of India. We expect this growth in personal computers and Internet users to increase the demand for Internet content directed towards domestic Indian consumers as well as the amount of electronic commerce in India. Set forth below is a table summarizing International Data Corporation's projections for Internet use and electronic commerce revenue in India:

                                                                     Annualized
                                                       1998   2002     Growth
                                                       ----- ------- ----------
                                                         (in millions, except
                                                          annualized growth)
Indian Internet users................................. $0.5  $  6.6      94%
Indian installed personal and network computer base...  1.9     9.4      44%
Indian Internet commerce revenues.....................  9.18  474.23    263%

--------
Source: International Data Corporation, 1999 IDC (India) Ltd., 2000

   Until recently, private market participants have not been able to exploit the market opportunities in India because the regulatory environment in India largely prevented any competition with the national government-controlled telecom providers. Until November 1998, the only Internet service provider permitted in India was VSNL, a government sponsored and majority owned entity, which at that time had approximately 150,000 subscribers. VSNL began providing Internet access on August 15, 1995. We estimate that VSNL had approximately 350,000 subscribers as of March 31, 2000. On November 6, 1998, the government opened the Indian Internet service provider market to private competition and grants Internet Service Provider Licenses. The licensees include cable television operators and joint ventures between local companies and large international telecom providers. Internet service provider licenses are granted for 15 years, with only nominal license fees. Internet telephony is not permitted by the current regulations. Currently, pricing of Internet service provider services is not regulated by the Government of India, although it has the power to elect to do so.

Satyam Solution

   We believe that the growth of the Internet and other network services in India has been inhibited by relatively high costs and poor user experiences caused by an inadequate telecommunications infrastructure and slow network connection speeds. We are committed to expanding and enhancing our private network backbone and to providing high quality technical support to attract users to our services. We believe that our products and services provide our customers with the ability to exchange information, communicate and transact business over the Internet with speed, efficiency, reliability and security superior to other Internet service providers. Key advantages of the Satyam solution include:

  . National private Internet protocol network backbone. We currently operate
    India's largest private national Internet protocol data network. Our network provides the platform for the national delivery of Internet access to consumers as well as the backbone for our full range of corporate network and technology services. Our private network infrastructure allows corporations to establish virtual private networks and electronic data interchanges without dealing directly with the government telecom providers. We have obtained permission to deploy our internet gateways in 8 cities. The planned development of our own Internet gateways will further reduce our reliance on the government telecom providers.

  . Superior end-user performance and customer support. We provide a high level of customer service, network performance and technical support to maximize customer satisfaction. Currently, approximately one-third of our employees are engaged in our customer service or technical support departments, which operate 24-hours-a-day, seven-days-a-week. Our network engineers continually monitor network traffic and congestion points to deliver consistent, high quality network performance. Our strategy of providing superior network performance and customer service is designed to result in significant customer growth from referrals and industry recognition.

  . Internet content and electronic commerce websites customized for the Indian market. We view the Indian market as a series of specific market segments with unique cultural and topical interests, rather than an extension of a homogeneous, worldwide Internet market. We have assembled a team of India-based employees familiar with the local culture, language and business environments in our markets to develop Internet content and electronic commerce websites tailored for the Indian market. We regularly incorporate new and original third-party content suited to our local and regional audiences to enhance our customers' online experience and to attract new users both within India and abroad. As a result of our local market knowledge, we have been able to increase traffic flow to our websites and to create brand awareness for the Satyam Online service. Our pending acquisition of IndiaWorld Communications and investment in CricInfo Limited provide us with additional content sites tailored to Indian interests worldwide.

  . End-to-end network solutions for business customers. We provide our business customers with a comprehensive range of Internet, connectivity and private network solutions complemented by a broad base of web-based business applications. Our corporate services range from dial-up and dedicated Internet access, international roaming to virtual private networks, web implementation and electronic commerce solutions. Our end-to-end solutions enable our corporate customers to address their networking and data communication needs efficiently without having to assemble products and services from different value-added resellers, Internet service providers and information technology firms.

  . Strategic partnerships with industry leaders. We have developed exclusive strategic relationships with leading Internet and telecommunications manufacturers. For example, we are the exclusive network partner for UUNet Technologies, providing its customers with roaming services in India. Our exclusive arrangements with Sterling Commerce and Open Market provide our customers access to cutting edge business-to-business electronic data and communication applications and Internet electronic commerce software.

Business Strategy

   Our goal is to become the premier provider of Internet and network services to consumers and businesses in India. Our principal business strategies to accomplish this objective are:

  . Increase penetration in our existing markets by expanding awareness of the Satyam Online brand name to capitalize on our first mover advantage in India. We intend to capitalize on our first-to-market advantage in India to establish national service and a brand name in advance of other private competitors. We are presently the largest national independent Internet service provider in India, based on number of subscribers. As of May 31, 2000, we operated in 43 cities in India. We intend to accelerate penetration within our existing markets and enter additional targeted markets by creating awareness of the "Satyam Online" brand name. We intend to make Satyam Online synonymous with superior Internet connectivity and with online content tailored specifically for the Indian market and Indian interests worldwide. Our marketing strategy includes print, television and radio advertising, direct mailing campaigns targeting personal computer owners, co-branding with "cybercafes" and joint-marketing programs with leading schools and universities in India.

  . Expand our products and services with new technologies to enable our customers to use the Internet more effectively. We continually seek to expand the breadth of our product and service offerings with new technologies. For example, we have launched cybercafes to tap the large non-personal computer owner market in India. Our cybercafes prominently display the Satyam Online brand and offer a full range of our Internet connectivity services. We recently introduced a number of other new products and services, including e-mail designed for regional Indian dialects, a user customized portal site, tele-voice mail, Internet Protocol fax service, Internet messaging, micro-payments and a supply chain management product.

  . Strengthen our Internet portal and other Internet content websites with more India-specific content tailored to Indian interests worldwide. Our portal, satyamonline.com, functions as an initial gateway to the Internet, the user's starting point for web browsing and other Internet services, for our consumer Internet service provider subscribers. The Satyam Online portal is a media rich, user friendly, interactive website offering hyperlinks to a wide variety of websites and services, including our own websites. We believe that our pending acquisition of IndiaWorld Communications and investment in CricInfo Limited will significantly enhance the content offered on our websites. Our websites cater to a variety of Indian interests within and outside of India. To achieve our goal of developing the premier Internet portal focused on the Indian market, we intend to continue to expand and improve the quality of satyamonline.com, and are actively developing additional proprietary websites oriented towards topical and cultural interests of Indians worldwide. As the availability of Internet access expands in India, we believe that increasing numbers of Internet users will be attracted to our high quality websites and online content designed specifically for the Indian consumer. We will seek to attract advertisers, electronic commerce merchants and third-party content providers trying to reach our users in order to generate additional revenues for Satyam Online.

  . Increase our range of electronic commerce services to increase our online presence and pursue additional revenue opportunities. We believe that a significant opportunity exists in the electronic commerce marketplace for Satyam Online. Our goal is to create a leading online marketplace for consumers and businesses to buy and sell a variety of products and services. To this end, we have entered into alliances with ICICI Bank and Bank of Madura, two leading financial institutions in India. We believe that to be successful, we must offer consumers a blend of content, commerce and customer service, delivered in a highly reliable and personalized manner. We will continue to enter into selective alliances with "blue chip" names in India in order to build our presence in electronic commerce.

  . Expand customer distribution channels through strategic partnerships to take advantage of the sales and marketing capabilities of our strategic partners. We intend to continue to expand our customer acquisition channels, for both our consumer Internet access and corporate network and technology services. We have arrangements with two leading personal computer manufacturers, Compaq and Hewlett-Packard, to bundle our Satyam Online Internet access service with the sale of their personal computers in India. We are working with Philips Electronics to deploy a television set-top box in India for accessing the Internet using phone lines and are exploring other initiatives to provide Internet access through devices other than personal computers. We have also formed strategic alliances with computer and electronics retailers. We expect to form additional strategic alliances and referral programs in the future with selected telecommunication service and equipment suppliers, network service companies, systems integrators, computer resellers and retail chains in India.

  . Invest in the continued enhancement and expansion of our network infrastructure to support customer growth, enter new markets and accommodate increased customer usage. We intend to continue to increase the capacity and geographic reach of our network in order to support subscriber growth, enter new markets and accommodate increased customer usage. In December 1999, we formed a strategic alliance with RPG Netcom to develop broadband Internet services to consumers and businesses over RPG Netcom's cable television network in Calcutta. Our alliance with RPG Netcom is one of our first investments in alternative Internet access and is an initiative to introduce lower cost access to the Internet. We are committed to using proven technologies and equipment and to providing superior network performance. We recently deployed asynchronous transfer mode, or ATM, switches on six points of presence along our network. These ATM switches enable us to allocate our network capacity more efficiently. Our Internet service provider license permits us to establish and maintain our own direct connections to the international Internet, either by purchasing satellite earth stations or by leasing or purchasing capacity on transoceanic fiber optic cables. We have obtained permission from the Government of India to deploy gateways in Delhi, Mumbai, Calcutta, Chennai, Pune, Ahmedabad, Hyderabad and Cochin. We are planning to launch private international gateways to the Internet in partnership with Singapore Telecommunications Ltd. These private international gateways, initially located in five strategic cities in India, will enable Internet users to access globally available data faster and provide enhanced service to customers. We believe that as the size and capacity of our network infrastructure grows, its large scale and national coverage will create economies of scale and barriers to entry for our competitors.

  . Pursue selective strategic investments, partnerships and acquisitions to expand our customer base, increase utilization of our network and add new technologies to our product mix. We believe that our growth can be supplemented by selective acquisitions of complementary businesses, particularly third party websites and content providers for our portal, satyamonline.com. As with our acquisition of IndiaWorld Communications and our investment in CricInfo Limited, we will continue to seek websites or portals which will complement or otherwise improve the offerings of satyamonline.com. We will also consider acquisitions of Internet service providers that have a significant or growing subscriber base in our current or targeted markets. We believe that as the Internet service provider market in India evolves, customers will place greater emphasis on Internet service provider performance, network coverage, reliability, value-added services and customer support. These trends could lead to a future consolidation of Internet service providers in India. In addition, we may seek to expand our market presence in our corporate network business through the acquisition of web hosting, data center, web implementation and/or systems integration companies.

Service Offerings

   We offer a wide range of Internet and other network services to meet the needs of consumers and corporate customers. These services can be divided into three categories:

  . consumer Internet access services;

  . online portal and content offerings; and

  . corporate network and technology services.

 Consumer Internet Access Services

   We launched our consumer Internet service provider business on November 22, 1998, just 15 days after the Government of India opened the market to private competition. Within 45 days, we had initiated service in 12 cities, including Ahmedabad, Bangalore, Bombay (Mumbai), Calcutta, Cochin, Coimbatore, Delhi, Hyderabad, Ludhiana, Madras (Chennai), Pondicherry and Pune. As of May 30, 2000, we owned and operated points of presence in 43 locations in India, which we believe allows us to provide Internet access services to approximately 85% of the installed personal computer base in India. As of March 31, 2000, we had more than 151,000 subscribers. Our expansion plan targets major metropolitan areas and state capitals that we believe have a sufficient number of installed personal computers to support a point of presence. Our growth initiatives for the consumer Internet access business include alternative delivery through cable to television homes and personal computers.

   Our strategy is to offer better and more extensive services to our subscribers than our competitors, with an emphasis on ease of use. With VSNL and many of the regional access providers, the user must apply for service and, frequently, wait one or more weeks for service to begin. Our subscribers purchase a ready-to-use CD-ROM available at bookstores, computer stores and universities, or bundled with a personal computer, to access our service immediately. Our online registration process is available to initiate service and purchase renewals. We also support our subscribers with a 24-hour-a-day, seven-day-a-week call center staffed with trained technicians.

   Our service offerings come in a number of packages, designed to attract beginning Internet users and service the needs of advanced users. Our Discover 30 offering is a "starter pack" designed for anyone wishing to explore the Internet or as a second connection for subscribers who primarily use one of our competitors' services. Each of our other offerings is designed for regular Internet users. All of our Discover Internet access offerings are bundled with a package of value-added products, including one megabyte of either POP3 or Imap e-mail, a one page pre-templated web page and our 24-hour-a-day, seven-day-a-week customer service. Our Discover offerings are offered only on a prepaid basis and can be renewed online. Each Discover offering is bundled with approximately Rs.6,500 ($149) retail value of licensed software, including Viagrafix and E-safe. Viagrafix is an interactive computer-based tutorial designed to introduce the Internet to new users. E-safe is a virus removal and parental control tool. We also offer e-mail capability without Internet access.

   Commencing in May 2000, we offer unlimited Internet access to consumers for a fixed price. Our "Unltd..." domestic packs for home personal computer users offer unlimited Internet access for a period of three or 12 months from the date of registration. Our three-month unlimited domestic offering is bundled with one user ID and one electronic mail ID with five megabytes of mailbox storage. Our 12-month unlimited domestic offering is bundled with 31 hours of domestic roaming access, five user ID's and four electronic mail ID's with five megabytes of mailbox storage per ID. We expect the market for consumer Internet access to become increasingly price competitive as late market entrants attempt to acquire customers.

   Our consumer Internet service provider offerings include:

      Service                           Summary Description                     Initial Price   Renewal Price
      -------        --------------------------------------------------------- --------------- ---------------
Discover 30          30 hours of Internet access over a 3-month period         Rs.690($16)     Not applicable
Discover 90          90 hours of Internet access over a 10-month period        Rs.2,290 ($53)  Rs.1,990 ($46)
Discover 180         180 hours of Internet access over a 12-month period       Rs.3,790 ($87)  Rs.3,490 ($80)
Discover 360         360 hours of Internet access over a 12-month period       Rs.6,490 ($149) Rs.5,990 ($137)
Discover 600         600 hours of Internet access over a 12-month period       Rs.8,990 ($206) Rs.8,490 ($195)
UnLtd... (3 month)   Unlimited hours of Internet access over a 3-month period  Rs.999 ($23)    Rs.949 ($22)
UnLtd... (12 month)  Unlimited hours of Internet access over a 12-month period Rs.3,588 ($82)  Rs.3,538 ($81)

   The most common connection technique is for subscribers to dial-up to our system using a personal computer configured with a modem. A subscriber who is within local dialing range of one of our points of presence can access the Internet with a local telephone call. In addition to paying for Internet access, the customer is responsible for the cost of the call, which currently is 1.3 rupees (3.0c) per 3 minutes. We estimate that substantially all of our subscribers access our services with a local telephone call. Subscribers who access our services with a long-distance telephone call are responsible for the long-distance charges. In December 1999, we formed a strategic alliance with RPG Netcom to develop broadband Internet services to consumers and businesses over RPG Netcom's cable television network in Calcutta. We are also exploring new technologies which use other devices, such as television set-top boxes, cellular telephones and other wireless appliances, to provide Internet access.

   We have collaborated with Indira Gandhi National Open University to make trial Internet access available to 70,000 students of the School of Information and Computer Science. Under the program, participating students pay approximately 40% of our normal hourly access charges for 20 hours of Internet access between the hours of 11:00 p.m. and 7:00 a.m. These students comprised approximately 5,000 of our 151,000 subscribers as of March 31, 2000.

   We believe that a critical element of consumer satisfaction is to have an adequate number of access lines available to assure prompt and reliable connection to our service. Telephone lines are in short supply in India, and there is frequently a waiting period of one or more months to acquire additional lines. We have ordered in advance a significant number of additional lines to provide timely capacity additions as we grow our service.

   Subscribers local to a call center can call our call center facility for customer service and technical support through a local telephone number. Subscribers can also e-mail their questions directly to a customer service and technical support address at our company.

 Online Portal and Content Offerings

   We operate our online portal, satyamonline.com, and multiple online content sites that are tailored to needs of Indian interests worldwide. Our portal site is designed to be the initial launch screen for all of our Satyam Online customers, but can also be accessed by Internet users worldwide. We seek to establish satyamonline.com as a leading Indian Internet portal. As a portal, we provide a gateway to the Internet by offering information services, directory tools, e-mail, contests, Internet chat and electronic commerce activities such as online shopping and classified ads. We also allow the user to personalize the satyamonline.com start page to include links to the user's most frequently used features on the Internet, including particular search engines, free mail providers and favorite content sites. For online merchants, we allow them to create their own e-commerce store hosted on our satyamonline.com virtual shopping mall web page. Our customization features encourage users to make satyamonline.com their first stop on the Internet and allow us to provide special privileges and benefits to our Internet service provider subscribers compared to users who access satyamonline.com through another service provider. Our objective is to attract as many users as possible to generate revenues from advertising, sponsorship fees and electronic commerce transaction commissions.

   Satyamonline.com now has a new look targeted towards providing wholesome and valuable content to browsers to ensure that they prefer satyamonline.com as their home page. We have added new sites like health, bargainbazaar, travel, jobs, games, greetings and other novel sites to enhance the popularity of the channels. With the addition of several new sites, revamping of existing sites on the portal and addition of the various vertical properties of indiaworld.co.in, the traffic to our portal has consistently increased and during March 2000, we generated approximately 51 million page views (including the IndiaWorld Communications sites). In addition, we have recently agreed to acquire a 25% stake in CricInfo Limited, which is one of the most popular cricket sites on the Internet. CricInfo.com generated 591 million page views during 1999.

   Channels on satyamonline.com include:

     Channel                                              Description
     -------                                              -----------
News and Features  Real-time news site with domestic and international news, weather and entertainment.
Entertainment      A comprehensive entertainment guide that covers film, television, music, culture, people and performing arts.
Indian Movies      Indian movie channel featuring movie reviews, archives, interviews, chats and local movie listings.
Car and Auto       Comparison shopping site for automobiles.
Health             An online guide to healthy living with responses to health questions by qualified doctors.
Carnatic Music     Indian classical music site where users may chat with artists, hear CD music clips and buy concert tickets online. This site also contains a link to an online music store.
Personal Finance   Personal finance site featuring stock quotes, portfolio manager, links to brokerage firms and editorial content.
Travel             Travel site offering online air travel, hotel and car hire services.
Games              A service that provides online gaming, reviews, and shopping.

   Today, there are probably more non-resident Indians than Indians residing domestically, who have access to the Internet. As a result, many content sites, including satyamonline.com, have more users located outside of India than within. However, we believe that the market for content and services within India will develop rapidly. To expand usage of our services domestically, we believe that we must provide more services of daily value, such as the ability to buy groceries or movie tickets online or to check an up-to-date movie review before buying a ticket.

   IndiaWorld Communications. On November 29, 1999, we purchased 24.5% of the outstanding shares of IndiaWorld Communications for a cash purchase price of Rs.1,222 million ($28.0 million). In connection with the acquisition, the shareholders of IndiaWorld Communications granted us an option to acquire the remaining 75.5% of the outstanding shares of IndiaWorld Communications for a cash purchase price of Rs.3,767 million ($87.0 million) exercisable between April 1, 2000 and September 30, 2000, provided that the exercise price will increase at a rate of 16% per annum after July 1, 2000 if the option is not exercised prior to that date. We have made a Rs.513 million ($12.0 million) non-refundable deposit towards the exercise price of the option. We intend to exercise our option to purchase the remaining 75.5% of the outstanding shares of IndiaWorld Communications.

   IndiaWorld Communications is a leading provider of Internet content and services in India. Incorporated in 1992, IndiaWorld Communications has primarily focused on the Indian Internet marketplace and has operated the website known as the IndiaWorld Network, located at www.indiaworld.co.in, since 1996. Since that time, IndiaWorld Communications has expanded its Internet operations to target both consumers and businesses. Our acquisition of IndiaWorld Communications provides us with additional content sites tailored to Indian interests worldwide. Upon completion of the acquisition, we intend to hire IndiaWorld Communications' approximately 15 technology related employees and to operate IndiaWorld Communications' 13 websites, together with our existing websites, under the satyamonline.com portal.

   The IndiaWorld Network is a leading online network specifically tailored to Indian interests worldwide. During March 2000, IndiaWorld Communications' network of 13 websites generated over 23 million page views.

   IndiaWorld Communications also offers comprehensive services to its corporate customers. IndiaWorld Communications offers end-to-end web development solutions, including web design, development, implementation and hosting services, for large corporate customers in India. Some of IndiaWorld Communications' primary corporate clients include Aditya Birla Group, Alliance, Amul, BNP, ICICI, IndusInd Bank, ITC Threadneedle, Kotak Group, Rajshri, Tata Group and Templeton. IndiaWorld Communications also develops Internet applications for businesses. Some of these applications include NetServ, an Internet messaging product, and Internet Kiosk Application. We believe that our acquisition of IndiaWorld Communications, together with our alliances with ICICI Bank, Bank of Madura and Citibank, position us to become a leading electronic commerce company in India.

   New initiatives for our online Portal and content offerings business include:

   Online Trading in Securities. We formed a joint venture with Refco Group Ltd. to meet the growing demand among Internet subscribers for online investing services in India. The joint venture will offer online equity and futures trading for retail customers once online trading is implemented by the stock exchanges in India, as well as execution and clearing services for financial institutions. We have a 40% ownership interest in the joint venture.

   Online Travel Services. We entered into a tie-up with AFL Indtravels, the Indian affiliate of Carlson Wagonlit Inc., to offer online air travel, hotel and car hire services on satyamonline.com. This new travel channel offers comprehensive travel and lodging services to its users, including the following primary services:

  . online booking airline tickets using the flight search facility of Amadeus GDS (Global Distribution Service) which permits the user to obtain flight and seat availability from any city or airport to any other city or airport;

  . hotel bookings at over 300 hotels in 80 cities and towns; and

  . car hire service for travelers in all major cities.

   America Online--AOL Instant Messenger. We entered into a multi-year agreement to distribute a co-branded version of the AOL Instant Messenger service to our customers. This service will allow our subscribers to exchange real-time instant messages with both other Satyam internet subscribers and other AOL Instant Messenger users and AOL members who comprise the AOL Buddy List network.

   Youth Forum--15to21.com. In April 2000, we sponsored the launch of 15to21.com, an Internet portal designed to provide a forum to understand and express the needs, desires and aspirations of Indian youth. The portal offers a wide range of content from finding the right university to summer jobs, computer problems, automobile news, sports, discussions and chats.

   Joint Venture with Bank of Madura Limited--Ties2India.com. In November 1999, we entered into a memorandum of understanding with Bank of Madura to form a joint venture to develop an electronic commerce portal offering products and services to Indians living abroad. The portal will enable users to buy Indian goods and services, purchase real estate in India, invest in Indian securities and arrange travel to and within India as well as providing links to educational institutions and other organizations serving public causes within India. The portal will also provide news, syndicated columns, articles, links to India-related websites, discussion boards, opinion polls and chat rooms. In February 2000, we acquired a U.S.- based website, www.return2india.com, which we will contribute to this venture to form the core of the web initiative. At present, our capital obligation to this venture is Rs.60 million ($1.4 million). We will receive a portion of the electronic commerce revenue generated from these product and service offerings. Founded in 1943, Bank of Madura operates 278 branches throughout India.

   Other Ventures with Financial Institutions. In December 1999, we entered into a memorandum of understanding with ICICI Bank to form a joint venture to offer online savings accounts, electronic bill payment and other retail banking products and services over the Internet. We anticipate that we will receive a fee linked to these transactions. ICICI Bank serves more than 250,000 accountholders through 60 branches throughout India and was the first bank in India to introduce banking over the Internet.

   In December 1999, we entered into a memorandum of understanding with Citibank to form a joint venture to develop a secure payment gateway for business to consumer transactions. We are using the software solutions of our strategic partner Open Market to develop the gateway which we anticipate will be integrated with our online portal, satyamonline.com. We will receive a commission for the use of the payment gateway by consumers.

 Corporate Network and Technology Services

   We offer a comprehensive suite of technology products and network-based services that provide our corporate customers with end-to-end Internet and private network access. Our products and services enable our corporate customers to offer a full range of business-to-business and electronic commerce-related services.

   Our business services consist of the following:

   Internet Access. We offer dial-up Internet access as well as a variety of dedicated Internet access solutions which provide high-speed continuous access to the Internet. Commencing May 2000, we offer unlimited Internet access to corporate customers for a fixed price. Our "UnLtd..." commercial packs offer unlimited Internet access for a period of 12 months from the date of registration and are bundled with one user ID and one electronic mail ID with five megabytes of mailbox storage. Our dedicated Internet access services are provided to corporate customers at speeds ranging from 28 Kbps to 128 Kbps. Our Venture 500 Plan provides dial-up access to the Internet tailored to corporate customers requiring multiple e-mail identifications and includes our 24-hour-a-day, seven-day-a-week customer service. A corporate customer who is within local dialing range of one of our points of presence can access our services with a local telephone call. We also offer an international roaming service which caters to business executives who travel outside of India. Our principal Internet access options for corporate customers include:

  Service                       Summary Description                               Pricing
  -------    --------------------------------------------------------- -----------------------------
Leased Line  Dedicated high speed Internet access at up to 64 Kbps     Rs.500,000 ($11,471) annually
ISDN         Dedicated high speed Internet access at up to 128 Kbps    Rs.350,000 ($8,029) annually
PSTN         Dedicated Internet access at up to 28.8 Kbps              Rs.180,000 ($4,129) annually
NetName      Domain name registration                                  Rs.5,000 ($115)
NetWorld     25 Hours of Internet access over a 12-month period while  Rs.7,000 ($161)
             roaming outside India
NetMail      Additional e-mail capability without Internet access      Rs.2,000 ($46)
Unltd...     Unlimited hours of Internet access over a 12-month period Rs.17,988 ($413) Initial
                                                                       Rs. 17,488 ($401) Renewal

   Private Network Services. We offer a wide variety of private network services for our small to large corporate customers. Many companies today in India have established private data communication networks, which are often referred to as wide area networks, or WANs, and built on expensive leased lines, to transfer proprietary data between office locations. We were the first company in India to offer a cost-effective replacement alternative to WANs using virtual private networks which provide secure transmission of data using Internet protocol over our private network infrastructure. Virtual private network products, often in combination with a website, are also the basis for offering intranet and extranet services. Intranets are corporate networks that rely on Internet-based technologies to provide secure links between corporate offices and secure access to company data. Extranets expand the network to selected business partners through secure links on the Internet. We also allow our corporate customers to outsource all of their WAN requirements to us. Our virtual private network solutions offer Internet service without the waiting periods created when obtaining such service from the government provider. Our nationwide Lotus Notes management system provides the software and framework for our customers to utilize their private network systems to interlink their offices and exchange information. We also support the Microsoft Exchange messaging system.

   We are the exclusive network partner to UUNet Technologies in India. Through our partnership, we enable UUNet Technologies' customers traveling in India to connect to their corporate network and systems resources using the Internet. We offer Internet access through a local phone call in all locations in India that are serviced by our network points of presence. Our service allows Internet connectivity from India without incurring international telephone charges. For providing our network services, we receive a portion of the fees paid by UUNet Technologies' customers to UUNet Technologies when using its service in India.

   Business-to-Business Commerce Solutions. We deliver complete electronic data interchange, or EDI, and business-to-business electronic commerce solutions to our corporate customers through our relationships with key vendors of Internet-related hardware, software and services. Our EDI solutions provide supply chain integration and help coordinate the manufacturing and distribution process for our corporate customers. Our electronic commerce solutions enable business-to-business electronic commerce over our network or the Internet. We have an exclusive agreement with Sterling Commerce to provide their EDI and electronic commerce software and systems in India. These products include:

  . the CONNECT product line that provides the software infrastructure for moving and managing information inside and outside the enterprise;

  . the COMMERCE product line that provides value-added services to help customers build, manage, and service global commerce business communities;

  . the GENTRAN product line that provides software for the integration of business processes and the automation of business transactions; and

  . EC Managed Services which offer businesses a full range of electronic commerce outsourcing services and consulting solutions.

   End-to-End B2B Solutions. We offer and implement B2B solutions to corporations with our strategic partners UUNet Technologies, Sterling Commerce and Open Market for networking and e-commerce solutions. These cover a host of end-to-end integrated internet solutions and encompass e-consulting to design, hosting and connectivity, thereby meeting the requirements of corporate customers to dotcom their operations.

   Web-based Solutions. We provide comprehensive website design, development, implementation and hosting services. Since April 1998, we have developed over 700 websites which we believe makes us one of the largest website developers in India. Our customers' websites range from basic informational sites to complex interactive sites featuring sophisticated graphics, animation, sound and other multimedia content. Our interactive development capabilities utilize tools such as Hypertext Markup Language, or HTML, Virtual Reality Markup Language, or VRML, computer animation, composting and motion capture. We have a dedicated team of design and development personnel who are available for large-scale web development projects. We have a long-term exclusive agreement with Open Market to provide their electronic commerce products and services in India. These products include:

  . web-based Internet catalogs with database capabilities of various sizes;

  . Internet publishing software;

  . a transaction engine that enables an organization to conduct commerce over the Internet; and

  . a payment gateway to facilitate commerce services to other service providers or merchants.

   We also offer web hosting accounts for companies and other organizations that wish to create their own websites without maintaining their own web servers and Internet connections. Our web hosting services feature state-of-the-art web servers for high speed and reliability, high capacity connections to the Internet and specialized customer support and security features. Our co-location services accommodate customers who prefer to own their servers, but require the high performance and reliability of our Internet data center. Co-location customers are typically larger enterprises employing more sophisticated Internet hardware and software and having the expertise to maintain their websites and related equipment.

   Corporate Connectivity and Messaging. We became the first company in India to provide Frame Relay Internet Services on an ATM backbone. With Frame Relay Internet services, businesses with multiple locations across India can have point-to-point dedicated virtual circuits which support multiple protocols with guaranteed bandwidth, irrespective of the traffic. This service is an ideal platform for businesses running critical applications like ERP packages, Intranet and database applications.

   Virtual Private Network (VPN). We are partnering with Intel Corporation to offer a one stop secure and reliable VPN solution to customers. A VPN service is a shared network service which exploits the potential of the Internet in terms of reach, yet offers the advantages of a private network. VPNs are currently the most sought after networking technology for reliable, secure and cost-effective connectivity. We aim to leverage our infrastructure with VPNs implemented through various technologies from Intel Shiva, Check Point and Cisco Systems to provide an attractive solution for customers running their critical applications such as Intranet, Extranet, ERP (such as SAP, Baan, Oracle) and financial transaction processing.

   Corporate Messaging. We have launched a new value-added messaging solution called "SmartConnect." SmartConnect utilizes Lotus Notes Mail and runs on our IP backbone across India. SmartConnect is designed to fulfill the message needs of small and medium sized companies for unlimited messages at a fixed cost.

   Recent initiatives in our corporate network and technology services business include:

   Serwiz.com. In January 2000, we launched serwiz.com, a portal functioning as a virtual marketplace to buy and sell professional services. Serwiz.com links providers and consumers of a wide variety of services, including medical, engineering, legal, architectural, accounting, payroll, veterinary, bank office operations, insurance claims processing, content development, logistic management, education and research and development. We will receive a portion of the electronic commerce revenue generated from these service offerings.

   SeekandSourcE.com. In December 1999, we launched SeekandSourcE.com, a portal that facilitates business to business commerce over the Internet. SeekandSourcE.com links business customers, corporate purchasing managers, manufacturers, suppliers and distributors together for the purpose of completing corporate transactions and reducing associated transaction costs. In conjunction with ICICI Bank, we plan to implement a payment settlement feature whereby registered corporate users will be able to finalize settlement of purchases made through SeekandSourcE.com from an ICICI Bank account.

   Technology Net--Virtual Market-place for IT Solutions. We have an agreement with Technology Net to launch a technology channel on satyamonline.com to enable a global marketplace for buyers and suppliers of Indian IT solutions. As a result, satyamonline.com will become part of the global network for IT products and solutions.

   Portal for the Plastics Industry. We have announced a joint venture with Plasticscommerce.com, a Singapore based electronic commerce company, to launch a portal for the plastics industry in India. This joint venture portal is expected to be the first vertical site for plastics in India, offering both Indian content and a window to the international site. This joint venture portal will reside on Satyam Infoway's E-procurement platform, SeekandSourcE.com. The joint venture aims to enable global marketing by offering a host of buyer and seller advantages such as virtual offices for the sellers to showcase corporate profiles and products. It will also enable users to conduct trade and commerce through "Premium Sourcing," a personalized service to assist buyers in sourcing suppliers around the world for all their plastics needs. Also planned is a trading network facility where buyers may post ads for their plastics needs and suppliers may auction excess stock.

   International Gateways. We are planning to launch private international gateways to the Internet in partnership with Singapore Telecommunications Ltd. These private international gateways, initially located in five strategic cities in India, will enable Internet users to access globally available data faster and provide enhanced service to customers. Additional international gateways are also under discussion.

Strategic Vendor Partnerships

   We maintain a number of strategic relationships with key vendors of Internet-related hardware, software and services. Several of these relationships are exclusive to us in India, subject in some cases to minimum sales thresholds. These relationships result in two significant benefits. First, they provide us with the ability to offer valuable products and services exclusively to our customers in India. In addition, these relationships help us market our services by providing us with access to our partners' customer bases. Our network and related services are focused on meeting the needs of corporate customers, particularly in manufacturing and service organizations, which have a need to coordinate their activities with satellite operations such as dealers, distributors, agents and suppliers.

   Our key partners are as follows:

   UUNet Technologies. UUNet Technologies, a unit of WorldCom, Inc., is a world-wide provider of data services. We are the exclusive network partner to UUNet Technologies in India, acting as the access gateway to its global network from India. UUNet Technologies network business operates, manages and maintains a global value-added enhanced data network. In April 1997, we entered into a three-year agreement with Compuserve Network Services, the predecessor of UUNet Technologies, pursuant to which each party provides dial-up access services that are sent to the other party via an international network connection. Each party surcharges its customers for traffic originated on the other party's network, bills and collects the amount of such surcharge and remits a portion to the other party. The cost of the leased line connection between our network and UUNet Technologies network is shared between the parties, and each party's proprietary rights remain the sole and exclusive property of that party. Our agreement with UUNet Technologies automatically renewed at the end of the initial term through April 2001 and will automatically renew at the end of each subsequent term for a period of one year provided there is no default and the parties have satisfied their respective monetary obligations, subject to each party's right to elect not to renew the agreement by providing written notice to the other party at least six months prior to the end of the initial or any succeeding term.

   Sterling Commerce. Sterling Commerce is a leader in the market for business-to-business electronic commerce software, including communications software, electronic data interchange, or EDI, software and banking systems software. In February 1997, we entered into a five-year agreement with Sterling Commerce pursuant to which Sterling Commerce granted to us the exclusive right in India, subject to minimum sales thresholds, to market, provide, sublicense, install, facilitate, maintain and support the electronic commerce network services, support services and other products developed by Sterling Commerce. We pay to Sterling Commerce an annual maintenance fee and a percentage of invoiced charges for Sterling Commerce's products purchased by our customers. We also paid a license fee to Sterling Commerce in 1997. The license permits us to use specified proprietary information, as well as trademarks, service marks and trade names, of Sterling Commerce in connection with advertising, promoting and marketing Sterling Commerce's products in India. Our agreement with Sterling Commerce terminates in 2002 provided that the parties may agree to renew the term within 30 days of the end of the term, subject to Sterling Commerce's right to terminate the agreement if we fail to meet any annual sales threshold. To date, we have met all contractual obligations under our agreement with Sterling Commerce.

   Open Market. Open Market is a leading platform provider for Internet commerce worldwide. In June 1997, we entered into a two-year distribution agreement with Open Market pursuant to which Open Market made us its exclusive distributor in India of some of its Internet commerce software products, provided we continue to meet minimum sales thresholds. We purchase copies of software from Open Market which we resell to our customers. Open Market pays us a referral fee for software sold to our customers which is not covered by the agreement. Open Market has granted us a license to use specified proprietary information and trademarks in connection with our marketing of Open Market software. Our agreement with Open Market automatically renewed on an exclusive basis at the end of the initial term through September 2000 and will automatically renew at the end of each subsequent term provided we continue to meet minimum sales thresholds, subject to each party's right to elect not to renew by providing written notice to the other party. Any such additional extension may be on an exclusive or non-exclusive basis depending on whether we continue to meet minimum sales thresholds. Open Market may terminate the agreement if we fail to meet the minimum sales thresholds.

Customer Service and Technical Support

   We believe that excellent customer support is critical to our success in attracting and retaining subscribers. We currently provide customer service and technical support via a local telephone call in all 43 cities in which we have points of presence. Subscribers can also e-mail their questions directly to a customer service and technical support address at our company.

   Our customer service and technical support staff handles all questions regarding a subscriber's account and the provision of our services and is available 24-hours-a-day, seven-days-a-week. As of March 31, 2000, we had approximately 195 customer service and technical support employees.

Corporate Customers

   We have established a diversified base of corporate customers in a variety of data intensive industries, including financial services, publishing, retail, shipping and manufacturing. Our corporate customer base has grown to over 500 customers. Our largest corporate customers based on revenue for fiscal 2000 include Amtrex Hitachi Appliances Ltd., Aramex Couriers, Carborundum Universal Ltd., CDC Advisors Private Limited, Computer Associates India Pvt. Ltd., ECGC, ESPN Software India Pvt. Ltd., GE Capital Services, India, GMR Vasavi Group, Gray Cell, Hutchison Corporate Access, IBP Co. Limited, ITC Bhadrachalam Paperboards Limited, Patel Roadways Limited, Philips India Limited, SEEC Technologies Asia Pvt. Ltd., Stock Holding Corporation Of India Limited, Tata McGraw Hill Publishing Company, Tata Telecom Limited and Toyota Kirloskar Motor Pvt. Ltd. No single customer accounted for more than 10% of our revenues in fiscal 2000.

Sales and Marketing

   Consumer Offerings. A key element of our business strategy is to increase our brand awareness and market penetration among consumers through a number of means including:

  . an expanded advertising campaign focused primarily on print advertising combined with a modest amount of television and radio advertising;

  . direct mail; and

  . free software to consumers who become subscribers.

   In addition, we intend to continue to operate cybercafes under the Satyam Online brand name, and to enter into relationships with independent cybercafes to co-brand our websites with their businesses, in order to expand access to our portal and websites by consumers who do not own a personal computer or have Internet access at home. We are also developing programs with Indian schools and universities to provide Internet access to Satyam Online websites. For example, we have collaborated with Indira Gandhi National Open University to make trial Internet access available to 70,000 students of the School of Information and Computer Science. Under this program, participating students pay a reduced rate for 20 hours of Internet access during off-peak hours. As of March 31, 2000, students under this program constituted approximately 5,000 of our subscribers. To increase Internet access and use of our websites by personal computer buyers, we have entered into arrangements with personal computer manufacturers and vendors, including Compaq and Hewlett-Packard, to have our Internet access software bundled with their computers.

   Corporate Offerings. The principal focus of our sales and marketing staff is existing and potential corporate customers. We seek to penetrate this market through trade publication ads, industry trade shows and seminars for the benefit of industry associations and potential customers. As of March 31, 2000, we had 622 employees, 366 of whom were dedicated to sales and marketing.

   We intend to hire approximately 120 new employees over the next year, most of whom will be hired into our sales, marketing and customer support teams. Each new point of presence which becomes operational will be staffed with between two and five sales and support personnel to call on potential corporate customers and service our existing customers.

Technology and Network Infrastructure

   We currently operate India's largest national Internet protocol private data network with points of presence in 43 cities as of May 31, 2000. We own and operate our network facilities and customer service operations which gives us greater control over the utilization and quality of our network. We have designed and built our network using advanced technologies and equipment which allows us to continue to expand the geographic range of our network, integrate improved data processing technologies and enhance speed and capacity with little or no disruption to our customers.

   Geographic Coverage. Through our national network of points of presence, our consumer and business Internet access customers are able to access the Internet in 43 of the largest markets in India via a local phone call. A point of presence is commonly defined as the ability to access online services in a market through a local telephone call or local leased lines. We have backbone points of presence in Ahmedabad, Bangalore, Bombay (Mumbai), Calcutta, Cochin, Coimbatore, Delhi, Hyderbad, Lucknow, Ludhiana, Madras (Chennai) and Pune. These backbone points of presence, also called primary nodes, reside at the core of a larger Internet protocol network with a meshed topology architecture. We also have additional points of presence, or secondary nodes, in Aurangabad, Belgaum, Bhopal, Bhubaneshwar, Calicut, Chandigarh, Davengere, Goa, Guwahati, Hubli, Indore, Jaipur, Jamnagar, Jamshedpur, Jodhpur, Kanpur, Madurai, Mangalore, Nagpur, Nasik, Pondicherry, Shimoga, Siliguri, Surat, Thiruvananthapuram, Tiruvalla, Trichy, Vadodara, Varanasi, Vijayawada and Vishakapatnam. Each point of presence contains data communications equipment housed in a secure facility owned or leased by our company located near a Department of Telecommunications or Mahanagar Telephone Nigam Limited telephone switching station. Each point of presence contains a modem bank which receives and aggregates incoming calls from customers who access our system by modem connection through a local call on the public telephone system. Our larger corporate customers access the point of presence directly through leased lines.

   Network Architecture. We ensure network reliability through several methods and have invested in proven technologies. We use Cisco routers to route traffic between nodes and an IGX WAN switch to terminate traffic. The routers and WAN switches are interconnected using a high speed interface. Our applications and network verification servers are manufactured by Hewlett-Packard.

   The primary nodes on the backbone network are connected by up to 4 Mbps high speed fiber optic lines that we lease from the Department of Telecommunications. The secondary nodes are connected by 2 Mbps or multiple 64 Kbps leased fiber optic lines. Each node is accessible from at least two other nodes, allowing us to reroute traffic. We minimize the possibility that system failures do not interrupt service by automatically activating an ISDN dial-up on the backbone network in the event any segment goes down. We reduce our exposure to failures on the local loop by usually locating our points of presence within one segment of the central telephone exchange. To further assure our network integrity, we are installing fiber optic connections directly from each of our primary nodes to the central exchange.

   We connect to the international Internet through international gateways in Bangalore, Calcutta, Delhi, Bombay (Mumbai), Hyderabad and Madras (Chennai). We currently use international gateways operated by VSNL, the government-controlled provider of international telecommunications services in India. We have applied to the Government of India for approval to establish our own international gateways to the Internet by purchasing or leasing satellite earth stations and related satellite transponder capacity. On June 5, 2000, we received this approval from the Government of India. We are planning to launch private international gateways to the Internet in partnership with Singapore Telecommunications Ltd. These private international gateways, initially located in five strategic cities in India, will enable Internet users to access globally available data faster and provide enhanced service to customers. Additional international gateways are also under discussion.

   In addition to a fundamental emphasis on reliability, our network design philosophy has focused on compatibility, interoperability and scalability. At each level of data transmission, our network is fully compliant with ISO standards. We use ethernet and Internet protocols to transmit data, thus ensuring that our network is completely interoperable with other networks and systems and that we may port any application onto our network. The modular design of our network is fully scalable, allowing us to expand without changing the network design or architecture, thus ensuring little or no service disruption. Finally, we recently deployed Cisco ATM switches on six points of presence along our network. These ATM switches allow us to allocate our existing capacity more efficiently by offering frame relay and dedicated bandwidth.

   Network Operations Center. We maintain a network operation center located in Madras (Chennai) and a back-up data facility in Bombay (Mumbai). This facility houses our central network servers as well as our network staff which monitors network traffic, service quality and equipment at all our points of presence to ensure a reliable Internet service. Our network operations center is staffed 24-hours-a-day, seven-days-a-week. We have backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability.

Competition

   General. We face competition in each of our markets and expect that this competition will intensify as the market in India for Internet service provider services, online content and corporate network services and technology products develops and expands. We compete primarily on the basis of service, reliability and customer support. Price and ease of use are also competitive factors.

   Internet Access Services. Our principal competitor is VSNL, the government-controlled telecom provider. VSNL currently has significantly more subscribers than we do because private companies, such as our company, were not permitted to enter the Internet service provider market until November 1998. Several of these companies have launched private national Internet service provider services. We expect other competitors to emerge in the future. We also expect prices to fall as more competitors enter the market, although we also anticipate that bandwidth and other costs will continue to decline as well. Further, we believe that it is inevitable that the large, foreign providers of Internet service provider services will eventually attempt to enter the Indian market through local joint ventures or other means. Indian law currently limits foreign ownership of an Internet service provider to 49%.

   Commencing in May 2000, we offer unlimited Internet access to consumers for a fixed price. A number of our competitors, including Dishnet, Zee Telefilms and VSNL, also offer unlimited Internet access for a fixed price. In addition, at least one of our competitors offers free Internet service. We expect the market for consumer Internet access to become increasingly price competitive as late market entrants attempt to acquire customers.

   In addition, we could face competition from companies that develop new and innovative techniques to access the Internet. Although growing rapidly, International Data Corporation estimates that India had an installed base of only approximately 1.9 million personal computers in 1998. Technology which permits a connection to the Internet through alternative, less capital intensive means is likely to be attractive to Indian consumers. A number of companies, including several collaborating with our company, are planning alternative Internet access devices, such as set-top boxes for televisions, to create demand for Internet services in excess of that which could be supported by the installed base of personal computers. The provider who develops this technology is likely to have a significant advantage in the marketplace.

   Online Portal. There are several other companies in India that have developed websites, including rediff.com and others, that are designed to act as Internet portals. These sites currently have greater traffic than our site and offer some features that we do not. Further, the dominant Internet portals continue to be the online services and search engine companies based in the United States, such as America Online, Microsoft Network, Yahoo!, Excite@Home, Infoseek and Lycos. These companies have been developing specially branded or co-branded products designed for audiences in specific markets. We expect that most of these companies will deploy services that are targeted at the Indian market.

   Corporate Network and Technology Services. Our competitors for many private network services include government services, companies that have built and operate their own private data networks, satellite communications agencies such as Bharti BT, Comsat, HCL Comnet and Hughes and terrestrial network providers such as Global Electronic Commerce Services, Sprint RPG (a joint venture between Sprint and RPG Group) and Wipro Communications Services.

   Many of our existing or potential competitors enjoy substantial competitive advantages compared to our company, including:

  . the ability to offer a wider array of services;

  . larger production and technical staffs;

  . greater name recognition and larger marketing budgets and resources;

  . larger subscriber bases; and

  . substantially greater financial, technical and other resources.

   To be competitive, we must respond promptly and effectively to the challenges of technological change, evolving standards and our competitors' innovations by continuing to enhance our products and services, as well as our sales and marketing channels. Increased competition could result in loss of market share, reduced prices or reduced margins, any of which could adversely affect our business. Competition is likely to increase significantly as new companies enter the market and current competitors expand their services.

Intellectual Property

   Our intellectual property rights are important to our business. We rely on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect our intellectual property. We require employees, independent contractors and, when possible, suppliers to enter into confidentiality agreements upon the commencement of their relationships with our company. These agreements generally provide that confidential information developed or made known during the course of a relationship with our company be kept confidential.

   Our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information. In addition, the laws of India do not protect proprietary rights to the same extent as laws in the United States, and the global nature of the Internet makes it difficult to control the ultimate destination of our products and services. For example, Indian statutory law does not protect service marks. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly.

   We could be subject to intellectual property infringement claims as the number of our competitors grows and the content and functionality of our website or other product or service offerings overlap with competitive offerings. Defending against these claims, even if not meritorious, could be expensive and divert our attention from operating our company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and be forced to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing technology. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, or at all.

   We also rely on a variety of technologies that are licensed from third parties, including UUNet Technologies, Sterling Commerce and Open Market. The software developed by these and other companies is used in the satyamonline.com website to perform key functions. These third-party licenses may not be available to us on commercially reasonable terms in the future. The loss of any of these licenses could delay the introduction of software enhancements, interactive tools and other features until equivalent technology could be licensed or developed. Any such delays could materially adversely affect our business, results of operations and financial condition.

   The trademark "Satyam" is owned by Satyam Computer Services, our parent company, and licensed to our company for so long as Satyam Computer Services continues to own at least 51% of our company. Upon the occurrence of a change of control in our company, however, Satyam Computer Services may terminate our license to use the "Satyam" trademark upon two years prior written notice. We have filed trademark applications for "Satyam Online," "Satyam:Net" and "satyamonline.com" in India. These applications are currently pending, and we plan to file applications for these marks in the United States. IndiaWorld Communications is involved in a trademark dispute in the United States. Please see "Risk Related to Our Business--IndiaWorld Communications is engaged in a trademark dispute with a company based in the United States and that dispute, if resolved unfavorably, could diminish the value of the business we are acquiring, impose costs on us or have other undesirable effects."

Government Regulation

   Our business is subject to comprehensive regulation by the Ministry of Communications through the Telecom Commission and the Department of Telecommunications pursuant to the provisions of the Indian Telegraph Act of 1885, or Telegraph Act, the India Wireless Telegraphy Act, 1933, or Wireless Act, and the terms of the Internet service provider license agreement we entered into with the Department of Telecommunications under which we operate. Pursuant to the Telegraph Act, the provision of any telecommunications services in India requires a license from the Government of India, obtained through the Department of Telecommunications. While the Telegraph Act sets the legal framework for regulation of the telecommunications sector and the Wireless Act regulates the possession of wireless telegraphy equipment, much of the supervision and regulation of our company is implemented more informally through the general administrative powers of the Department of Telecommunications, including those reserved to the Department of Telecommunications and other governmental agencies under our license.

   In March 1997, the Government of India established the Telecom Regulatory Authority, an independent regulatory authority under the provisions of the Telecom Regulatory Authority of India Act. The Telecom Regulatory Authority is an autonomous body consisting of a chairperson and at least two and not more than four members, and has primary responsibility for the following:

  . facilitating competition and promoting efficiency;

  . protecting the interests of consumers;

  . regulating revenue sharing among service providers;

  . ensuring compliance with license conditions;

  . setting and ensuring compliance with the time period applicable to service providers for providing local and long-distance telecommunications lines;

  . ensuring technical compatibility and effective interconnectivity among different service providers;

  . settling differences between service providers;

  . advising the Government of India on matters relating to the development of the telecommunications industry; and

  . ensuring effective compliance with universal service obligations.

   The Telecom Regulatory Authority also has the authority to, from time to time, set the rates at which domestic and international telecommunications services are provided in India. The Telecom Regulatory Authority does not have authority to grant licenses to service providers or renew licenses, functions which remain with the Department of Telecommunications. The Telecom Regulatory Authority, however, has the following powers:

  . to call on service providers to furnish information relating to their operations;

  . to appoint persons to make official inquiries;

  . to inspect the books of service providers; and

  . to issue directives to service providers to ensure their proper functioning.

   Failure to follow Telecom Regulatory Authority directives may lead to the imposition of fines. Decisions of the Telecom Regulatory Authority may be appealed to High Courts in India.

   The authority of the Telecom Regulatory Authority has been the subject of recent litigation, particularly with respect to its role in introducing new telecommunications licensees and the scope of its authority to settle disputes regarding the grant by the Department of Telecommunications of telecommunications licenses. The Delhi High Court has held that the authority of the Department of Telecommunications to issue or amend licenses is not subject to any prior recommendations of the Telecom Regulatory Authority, and that any such recommendations are not mandatory. In addition, the Delhi High Court determined that the Telecom Regulatory Authority does not have jurisdiction to decide disputes regarding the grant or amendment of a Department of Telecommunications license. The Government of India has formulated the New Telecom Policy, 1999, or NTP. The NTP was cleared by the Union Cabinet in March 1999 and contemplates a new regime for the telecom operators, a larger role for the Telecom Regulatory Authority, a restructuring of the Department of Telecommunications and opening up of the market for long-distance calls.

   We began offering Internet access services on November 22, 1998, and as of May 31, 2000 we operated 43 Internet access nodes. In November 1998, the Government of India opened the Internet service provider market to private competition, and the Department of Telecommunications instituted a mandatory license requirement for the provision of Internet services. We entered into a license agreement with the Department of Telecommunications on November 12, 1998 with effect on the same day, under which we were granted a license to provide national Internet services on a non-exclusive basis. The terms and conditions of our license are generally consistent with the policy for licensing Internet service providers. The term of our license is 15 years. Our license can be revoked by the Department of Telecommunications if we breach the terms and conditions of the license. The Department of Telecommunications retains the right to take over our network and to modify, revoke, terminate or suspend the terms and conditions of the license at any time if, in its opinion, it is necessary or expedient to do so in the interest of general public, or for the proper operation of the telecommunications sector or for security considerations. The Department of Telecommunications also retains the right to review the terms of our license based on changes in national telecommunications policy. We are not allowed to assign or transfer our rights under our license without the prior written consent of the Department of

Telecommunications. The license provides that the total foreign equity in our company may not, at any time, exceed 49% of our total equity. Telephony on the Internet is not permitted in India, and the license requires us to take measures to ban carriage of telephone traffic over the Internet. Our license also requires us to ensure that objectionable, obscene and unauthorized content, or any other content, messages or communications infringing copyrights, intellectual property rights and domestic and international cyberlaws or which is inconsistent with the laws of India, is not carried on our network. Although under the terms of our license we are free to fix the prices we charge our subscribers, the Telecom Regulatory Authority may set prices for the provision of Internet access services generally. We are permitted to use encryption to safeguard information transmitted over our network. However, if we use a higher level of encryption than that specified by the Government of India, our license requires us to deposit a set of keys with the Government of India. License fees are waived through October 31, 2003, and a nominal license fee of Rs.1 per annum is payable from November 1, 2003. Our obligations under the license are secured by a performance bank guarantee in the amount of Rs.20.0 million ($0.5 million).

   We may be required to import into India computer hardware and Internet related software purchased from foreign manufacturers for business purposes. These imports will be subject to the Export and Import Policy as declared by the Ministry of Commerce. At the time of import, we will be required to pay a customs duty pursuant to the Customs Tariff Act, 1975.

   Foreign investors may wish to invest in our securities. For information regarding restrictions on foreign investment in our company, please see "Restrictions on Foreign Ownership of Indian Securities."

Employees

   As of March 31, 2000, we had 622 employees. We currently anticipate hiring an additional 120 employees, most of whom will be hired into our sales and marketing and technical support and customer care teams, over the next year. Of our current employees, 61 are administrative, 366 form our sales and marketing staffs and 195 are dedicated to technical support and customer care. None of our employees are represented by a union. We believe that our relationship with our employees is good.

Risks Related to Our Business

Risks Related to Investments in Indian Companies

   We are incorporated in India, and virtually all of our assets and our employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by changes in exchange rates and controls, interest rates, Government of India policies, including taxation policies, as well as political, social and economic developments affecting India.

 Political instability could halt or delay the liberalization of the Indian economy and adversely affect business and economic conditions in India generally and our business in particular.

   During the past decade, the Government of India has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The Government of India recently changed for the fifth time since 1996. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.

 Economic sanctions imposed on India by the United States could restrict our access to technology and limit our ability to construct our network and operate our business.

   In May 1998, the United States imposed economic sanctions against India in response to India's testing of nuclear devices. Since then, the United States has waived some of these sanctions subsequent to its discussions with the Government of India. The economic sanctions imposed on India to date have not had a material impact on our company. However, these sanctions, or additional sanctions, could restrict our access to technology that is available only in the United States and that is required to construct our network and operate our business. We cannot assure you that any of these sanctions will continue to be waived, that additional economic sanctions of this nature will not be imposed, or that these sanctions or any additional sanctions that are imposed will not have a material adverse effect on our business or on the market for our ADSs in the United States.

 Regional conflicts in South Asia could adversely affect the Indian economy and cause our business to suffer.

   South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In April 1999, India and Pakistan conducted long-range missile tests. Since May 1999, military confrontations between India and Pakistan have occurred in the disputed Himalayan region of Kargil and other border areas. Further, in October 1999 the leadership of Pakistan changed as a result of a coup led by the military. Events of this nature in the future could influence the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our ADSs, and on the market for our services.

 Indian law and the terms of our Internet service provider license contain restrictive provisions that limit our ability to raise capital, to issue equity securities in consideration for acquisitions we may make or to be acquired which could prevent us from constructing our network and operating our business or entering into a transaction that is in the best interests of our shareholders.

   Indian law and the terms of our Internet service provider license constrain our ability to raise capital through the issuance of equity or convertible debt securities or to issue equity securities in consideration for acquisitions we may make. Guidelines issued by the Department of Policy and Promotion, Ministry of Industry in January 1997 state that the maximum foreign equity investment in an Indian company engaged in business in the telecommunications sector is 49%. Additional guidelines issued in November 1998 provide that the maximum foreign equity investment in an Indian company acting as an Internet service provider is also 49%. This 49% limit applies to foreign equity investment in our company. Likewise, our Internet service provider license provides that the total foreign equity in our company may not, at any time, exceed 49% of our total equity.

   Approximately 43% of our equity interests are presently held by foreign investors. As a result of the 49% limit on foreign equity ownership, we will not be permitted to sell more than an additional 6% of our equity shares to foreign investors in the future. A portion of these shares have adready been committed in connection with our pending investment in Cricinfo Limited. We cannot assure you that other forms of financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or services, or otherwise respond to competitive pressures would be significantly limited. Our business, results of operations and financial condition could be materially adversely affected by any such limitation. The 49% limit on foreign equity ownership also restricts our ability to be acquired by a non-Indian company because a foreign company is prohibited from acquiring a majority of our equity shares. Likewise, the terms of our Internet service provider license prevents us from transferring the license to a third person. This may prevent us from entering into a transaction which would otherwise be beneficial for our company and the holders of our equity shares.

 We are subject to foreign investment restrictions under Indian law that limit our ability to attract foreign investors which, together with the lack of a public market for our equity shares, may adversely impact the value of our ADSs.

   Currently there is no public trading market for our equity shares in India nor can we assure you that we will take steps to develop one. Our equity securities are not traded publicly in India, but are only traded on Nasdaq through the ADSs as described in this Report and our previous registration statements. Under current

Indian laws and regulations, our depositary cannot accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares without prior approval of the Government of India. To our knowledge, as of the date of this Report, such an approval had never been granted by the Government of India in respect of ADSs traded in the United States. If you elect to surrender your ADSs and receive equity shares, you will not be able to trade those equity shares on any securities market.

   Under current Indian laws and regulations, you will be prohibited from re-depositing those outstanding equity shares with our depositary without prior approval of the Government of India. If in the future a market for our equity shares is established in India or another market outside of the United States, those shares may trade at a discount or premium to the ADSs in part because of restrictions on foreign ownership of the underlying shares. Under current Indian regulations and practice, the approval of the Reserve Bank of India is required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India, unless the sale of equity shares underlying the ADSs is through a recognized stock exchange or in connection with the offer made under the regulations regarding takeovers. Since exchange controls still exist in India, the Reserve Bank of India will approve the price at which the equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Holders who seek to convert the rupee proceeds from a sale of equity shares in India into foreign currency and repatriate that foreign currency from India will have to obtain Reserve Bank of India approval for each transaction. We cannot assure you that any required approval from the Reserve Bank of India or any other government agency can be obtained.

 Because we operate our business in India, exchange rate fluctuations may affect the value of our ADSs independent of our operating results.

   The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. During the three-year period from April 1, 1997 through March 31, 2000, the value of the rupee against the U.S. dollar declined by approximately 22%. Devaluations of the rupee will result in higher expenses to our company for the purchase of capital equipment, such as routers, modems and other telecommunications and computer equipment, which is generally manufactured in the U.S. In addition, our market valuation could be materially adversely affected by the devaluation of the rupee if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations.

 The Government of India may change its regulation of our business or the terms of our license to provide Internet access services without our consent, and any such change could decrease our revenues and/or increase our costs which would adversely affect our operating results.

   Our business is subject to government regulation under Indian law and to significant restrictions under our Internet service provider license issued by the Government of India. These regulations and restrictions include the following:

  . Our Internet service provider license has a term of 15 years and we have no assurance that the license will be renewed. If we are unable to renew our Internet service provider license in 2013 for any reason, we will be unable to operate as an Internet service provider in India and will lose one of our primary sources of revenue.

  . The Government of India and the Telecom Regulatory Authority of India, or
    TRAI, maintain the right to regulate the prices we charge our subscribers. The success of our business model depends on our ability to price our services at levels we believe are appropriate. If the government or the TRAI sets a price floor, we may not be able to attract and retain subscribers. Likewise, if the government or the TRAI sets a price ceiling, we may not be able to generate sufficient revenues to fund our operations.

  . The Government of India maintains the right to take over our entire operations or revoke, terminate or suspend our license for national security and similar reasons without compensation to us. If the

   Government of India were to take any of these actions, we would be prevented from conducting all or part of our business.

   We had outstanding performance guarantees for various statutory purposes totaling Rs.23.05 million ($0.5 million) as of March 31, 2000. These guarantees are generally provided to government agencies, primarily the Telegraph Authority, as security for compliance with and performance of terms and conditions contained in an Internet service provider license and VSNL towards the supply and installation of an electronic commerce platform. These guarantees may be seized by the governmental agencies if they suffer any losses or damage by reason of our failure to perform our obligations. Any failure on our part to comply with governmental regulations and the terms of our Internet service provider license could result in the loss of our license and any amount outstanding as performance guarantees, which would also prevent us from carrying on a very significant part of our business. Further, additional laws regulating telecommunications, electronic records, the enforceability of electronic documents and the liability of network service providers are under consideration and if enacted could impose additional restrictions on our business. For additional information regarding government regulation, please see "Government Regulation."

 Surcharges on Indian income taxes will increase our tax liability by an additional 10% and decrease any profits we might have in the future.

   The statutory corporate income tax rate in India is currently 35.0%. This tax rate is presently subject to a 10.0% surcharge resulting in an effective tax rate of 38.5%. However, we cannot assure you that the 10.0% surcharge will be repealed in the future or that additional surcharges will not be implemented by the Government of India. Dividends declared, distributed or paid by an Indian corporation are subject to a tax of 22.0%, including the presently applicable surcharge, of the total amount of the dividend declared, distributed or paid at the corporate level. This tax is not paid by shareholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation.

 Risks Related to the Internet Market in India

   Our success will depend in large part on the increased use of the Internet by consumers and businesses in India. However, our ability to exploit the Internet service provider and other data service markets in India is inhibited by a number of factors. If India's limited Internet usage does not grow substantially, our business may not succeed.

 The success of our business depends on the acceptance of the Internet in India which may be slowed or halted by high bandwidth costs and other technical obstacles in India.

   Bandwidth, the measurement of the volume of data capable of being transported in a communications system in a given amount of time, remains very expensive in India, especially when compared to bandwidth costs in the United States. Bandwidth rates are commonly expressed in terms of Kbps (kilobits per second, or thousands of bits of data per second) or Mbps (megabits per second, or millions of bits of data per second). Prices for bandwidth capacity are set by the Indian government and the Telecom Regulatory Authority of India and have remained high due to, among other things, capacity constraints. Further, limitations in network architecture in India limit Internet connection speeds to 28 Kbps and below, less than the 33 to 56 Kbps connection speeds on conventional dial-up telephone lines, and significantly less than the up to
1.5 Mbps connection speed on cable modems, in the United States. These speed and cost constraints may severely limit the quality and desirability of using the Internet in India.

 The limited installed personal computer base in India limits our pool of potential customers and restricts the amount of revenues that our consumer Internet access services division may generate.

   The market penetration rates of personal computers and online access in India are far lower than such rates in the United States. For example, according to International Data Corporation, in 1998 the Indian market contained approximately 0.5 million Internet users compared to a total population in India of 984.0 million, while the U.S. market contained approximately 62.8 million Internet users compared to a total population in the U.S. of 270.3 million. Alternate methods of obtaining access to the Internet, such as through cable television modems or set-top boxes for televisions, are currently unavailable in India. There can be no assurance that the number or penetration rate of personal computers in India will increase rapidly or at all or that alternate means of accessing the Internet will develop and become widely available in India.

 The high cost of accessing the Internet in India limits our pool of potential customers and restricts the amount of revenues that our consumer Internet access services division may generate.

   Our growth is limited by the cost to Indian consumers of obtaining the hardware, software and communications links necessary to connect to the Internet in India. If the costs required to access the Internet do not significantly decrease, most of India's population will not be able to afford to use our services. The failure of a significant number of additional Indian consumers to obtain affordable access to the Internet would make it very difficult to execute our business plan.

 The success of our business depends on the acceptance and growth of electronic commerce in India which is uncertain and, to a large extent, beyond our control.

   Many of our existing and proposed products and services are designed to facilitate electronic commerce in India, although there is virtually no electronic commerce currently being conducted in India. Demand and market acceptance for these products and services by businesses and consumers, therefore, are highly uncertain. Critical issues concerning the commercial use of the Internet, such as legal recognition of electronic records, validity of contracts entered into online and the validity of digital signatures, remain unresolved. In addition, many Indian businesses have deferred purchasing Internet access and deploying electronic commerce initiatives for a number of reasons, including the existence or perception of, among other things:

  . inconsistent quality of service;

  . need to deal with multiple and frequently incompatible vendors;

  . inadequate legal infrastructure relating to electronic commerce in India;

  . lack of security of commercial data such as credit card numbers; and

  . low number of Indian companies accepting credit card numbers over the Internet.

   If usage of the Internet in India does not substantially increase and the legal infrastructure and network infrastructure in India are not further developed, we are not likely to realize any benefits from our investment in the development of electronic commerce products and services.

Risks Related to Satyam Infoway

 Our limited operating history makes it difficult to evaluate our business.

   We commenced operation of our private data network business in April 1998 and launched our Internet service provider operations and Internet portal website in November 1998. Accordingly, we have a limited operating history to evaluate our business. You must consider the risks and difficulties frequently encountered by companies in the early stages of development, particularly companies in the new and rapidly evolving Internet service markets. These risks and difficulties include our ability to:

  . continue to develop and upgrade our technology, including our network infrastructure;

  . maintain and develop strategic relationships with business partners;

  . offer compelling online services and content; and

  . promptly address the challenges faced by early stage, rapidly growing companies which do not have an experience or performance base to draw on.

   Not only is our operating history short, but we have determined to compete in three businesses that we believe are complementary. These three businesses are business network and connectivity services, Internet service provider and consumer portal. Our three businesses were started at different times and have only been functioning together since late in 1998. We do not yet know whether these businesses will prove complementary. We cannot assure you that we will successfully address the risks or difficulties described above. Failure to do so could lead to an inability to attract and retain subscribers for our Internet services and corporate customers for our network services as well as the loss of advertising revenues. For additional information regarding our limited operating history, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements included elsewhere in this document.

 We have a history of losses and negative cash flows and anticipate this to continue because our business plan, which is unproven, calls for additional subscribers and other customers to attain profitability.

   Since our founding, we have incurred significant losses and negative cash flows. As of March 31, 2000, we had an accumulated deficit of approximately $16.0 million. We have not been profitable and expect to incur operating losses as we expand our services, invest in expansion of our network infrastructure and sales and marketing staff, and advertise and promote our brand. Our business plan assumes that consumers in India will be attracted to and use Internet access services and content available on the Internet in increasing numbers. Our business plan also assumes that businesses in India will demand private network and related electronic commerce services. This business model is not yet proven in India, and we cannot assure you that we will ever achieve or sustain profitability or that our operating losses will not increase in the future.

 Our ability to compete in the Internet service provider market is hindered by the fact that our principal competitor is a government-controlled provider of international telecommunications services in India which enjoys significant competitive advantages over our company.

   Videsh Sanchar Nigam Limited, or VSNL, is a government-controlled provider of international telecommunications services in India. VSNL is also the largest Internet service provider in India which we estimate had approximately 350,000 subscribers as of March 31, 2000. This amount is only an estimate because VSNL does not publicly disclose this information. VSNL enjoys significant competitive advantages over our company, including the following:

  . Longer service history. VSNL has offered Internet service provider services since August 1995 whereas we have offered Internet service provider services only since November 1998.

  . Access to network infrastructure. Because VSNL is controlled by the Government of India, it has direct access to network infrastructure which is owned by the Indian government.

  . Greater financial resources. VSNL has significantly greater total assets and annual revenues than our company.

   If we are unable to distinguish our Internet service provider services from those of VSNL, these competitive advantages may prevent us from attracting and retaining subscribers and generating advertising revenue. This could result in loss of market share, price reductions or reduced margins for our company's operations.

 We may be required to further lower the rates we charge for our products and services in response to new pricing models introduced by new and existing competition in the Internet services market which would significantly decrease our revenues.

   A significant number of new competitors have recently entered India's recently liberalized Internet service provider market, and we expect additional competitors to emerge in the near future. As of May 20, 2000, approximately 315 companies had obtained Internet service provider licenses in India, including 54 companies which have obtained licenses to offer Internet service provider services throughout India. New entrants into the national Internet service provider market in India may enjoy significant competitive advantages over our company, including greater financial resources, which could allow them to charge Internet access fees that are lower than ours in order to attract subscribers. Commencing in May 2000, we offer unlimited Internet access to consumers for a fixed price. A number of our competitors, including Dishnet, Zee Telefilms and VSNL, also offer unlimited Internet access for a fixed price. In addition, at least one of our competitors offers free Internet service. We expect the market for consumer Internet access to become increasingly price competitive as late market entrants attempt to acquire customers.

   Our online portal, satyamonline.com, faces significant competition from well-established Indian content providers, including RediffontheNet. We also compete with foreign content providers as well as with traditional print and television media companies. We expect competition from foreign content providers to increase as the Indian market develops.

   Our corporate and technology services business faces significant competition from well-established companies, including Global E-Commerce Limited, Sprint-RPG Limited and WIPRO-CSD.

   Increased competition may result in reduced operating margins or operating losses, loss of market share and diminished value in our services, as well as different pricing, service or marketing decisions. We cannot assure you that we will be able to successfully compete against current and future competitors.

 Our marketing campaign to establish brand recognition and loyalty for the Satyam Online brand could be unsuccessful or, if successful, may not benefit our company if in the future we are no longer permitted to use the "Satyam" trademark that we license from Satyam Computer Services.

   In order to expand our customer base and increase traffic on our websites, we must establish, maintain and strengthen the Satyam Online brand. We plan to increase substantially our marketing expenditures to establish brand recognition and brand loyalty. If our marketing efforts do not produce a significant increase in consumer traffic to offset our marketing expenditures, our losses will be increased or, to the extent that we are generating profits, our profits will be decreased. Furthermore, our Internet portal will be more attractive to advertisers if we have a large audience of consumers with demographic characteristics that advertisers perceive as favorable. Therefore, we intend to introduce additional and enhanced content, interactive tools and other services and features in the future in an effort to retain our current subscribers and users and attract new ones. Our reputation and brand name could be adversely affected if we are unable to do so successfully.

   "Satyam" is a trademark owned by Satyam Computer Services Limited, or Satyam Computer Services, our parent company. We have a license to use the "Satyam" trademark for so long as Satyam Computer Services continues to own at least 51% of our company. If there is a change of control in our company, however, Satyam Computer Services may terminate our license to use the "Satyam" trademark upon two years' prior written notice. Termination of our license to use the "Satyam" trademark would require us to invest significant funds in building a new brand name and could have a material adverse effect on our business, results of operations and financial condition.

 If our efforts to retain our subscribers through investment in network infrastructure and customer and technical support are unsuccessful, our revenues will decrease without a corresponding reduction in costs.

   Our sales, marketing and other costs of acquiring new subscribers are substantial relative to the fees actually derived from these subscribers. Accordingly, our long-term success depends to a great extent on our ability to retain our existing subscribers, while continuing to attract new subscribers. We invest significant resources in our network infrastructure and in our customer and technical support capabilities to provide high levels of customer service. We cannot be certain, however, that these investments will maintain or improve subscriber retention. We believe that intense competition from our competitors, some of whom may offer free hours of service or other enticements for new subscribers, has caused, and may continue to cause, some of our subscribers to switch to our competitors' services. In addition, some new subscribers use the Internet only as a novelty and do not become consistent users of Internet services, and therefore are more likely to discontinue their service. Any decline in our subscriber retention rate could decrease the revenues generated by our consumer Internet access services division.

 Our future operating results could fluctuate in part because our expenses are relatively fixed in the short-term while future revenues are uncertain, and any adverse fluctuations could negatively impact the price of our ADSs.

   Our revenues, expenses and operating results have varied in the past and may fluctuate significantly in the future due to a number of factors, many of which are outside our control. Our business involves significant capital outlays and, thus, a significant portion of our investment and cost base is relatively fixed in the short term. Our revenues for the foreseeable future will depend on the following:

  . the number of subscribers to our Internet service provider service and the level of Internet and other online service usage by those subscribers determines the amount of revenues generated by our consumer Internet access services division;

  . advertising and electronic commerce activity on satyamonline.com determines the amount of revenues generated by our online portal and content offerings division; and

  . the products developed by us and our strategic partners and the usage thereof by our customers determines the amount of revenues generated by our corporate network and technology services division.

   Our future revenues are difficult to forecast and, in addition to the foregoing, will depend on the following:

  . new Internet sites, services, products or pricing policies introduced by our competitors may require us to introduce new offerings or reduce the prices we charge our customers for Internet access;

  . our capital expenditures and other costs relating to the expansion of our operations could affect the completion of our network or could require us to generate additional revenue in order to be profitable;

  . the timing and nature of any agreements we enter into with strategic partners will determine the amount of revenues generated by our corporate network and technology services division;

  . the timing and nature of our marketing efforts could affect the number of our subscribers and the level of electronic commerce activity on our websites;

  . our ability to successfully integrate operations and technologies from any acquisitions, joint ventures or other business combinations or investments, including our joint ventures with ICICI Bank, Citibank, Bank of Madura and RPG Netcom and our planned acquisition of IndiaWorld Communications and planned investment in CricInfo;

  . the introduction of alternative technologies may require us to reevaluate our business strategy and/or to adapt our products and services to be compatible with such technologies; and

  . technical difficulties or system failures affecting the telecommunication infrastructure in India, the Internet generally or the operation of our websites.

   We plan to increase our expenditures for our sales and marketing operations, expand and develop content and enhance our technology and infrastructure development. Many of our expenses are relatively fixed in the short-term. We cannot assure you that our revenues will increase in proportion to the increase in our expenses. We may be unable to adjust spending quickly enough to offset any unexpected revenues shortfall. This could lead to a shortfall in revenues in relation to our expenses.

   You should not rely on yearly comparisons of our results of operations as indicators of future performance. It is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our ADSs may underperform or fall.

 Because we lack full redundancy for our computer systems, a systems failure could prevent us from operating our business.

   We rely on the Internet and, accordingly, depend upon the continuous, reliable and secure operation of Internet servers, related hardware and software and network infrastructure such as lines leased from service providers operated by the Government of India. We have a back-up data facility but we do not have full redundancy for all of our computer and telecommunications facilities. As a result, failure of key primary or back-up systems to operate properly could lead to a loss of customers, damage to our reputation and violations of our Internet service provider license and contracts with corporate customers. These failures could also lead to a decrease in value of our ADSs, significant negative publicity and litigation. Recently, several large Internet companies have suffered highly publicized system failures which resulted in adverse reactions to their stock prices, significant negative publicity and, in some instances, litigation.

   We have suffered service outages from time to time. We guarantee to our corporate customers that our network will be operational 99% of the time, and our Internet service provider license requires that we provide an acceptable level of service quality and that we remedy customer complaints within a specified time period. Our computer and communications hardware are protected through physical and software safeguards. However, they are still vulnerable to fire, storm, flood, power loss, telecommunications failures, physical or software break-ins and similar events. We do not carry business interruption insurance to protect us in the event of a catastrophe even though such an event could lead to a significant negative impact on our business. Any sustained disruption in Internet access provided by third parties could also have a material adverse effect on our business.

 Security breaches could damage our reputation or result in liability to us.

   Our facilities and infrastructure must remain secure and be perceived by consumers to be secure, because we retain confidential customer information in our database. Despite the implementation of security measures, our infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors or similar disruptive problems. If a person circumvents our security measures, he or she could jeopardize the security of confidential information stored on our systems, misappropriate proprietary information or cause interruptions in our operations. We may be required to make significant additional investments and efforts to protect against or remedy security breaches. A material security breach could damage our reputation or result in liability to us, and we do not carry insurance that protects us from this kind of loss.

   The security services that we offer in connection with our business customers' networks cannot assure complete protection from computer viruses, break-ins and other disruptive problems. Although we attempt to limit contractually our liability in such instances, the occurrence of these problems could result in claims against us or liability on our part. These claims, regardless of their ultimate outcome, could result in costly litigation and could damage our reputation and hinder ability to attract and retain customers for our service offerings.

 If we are unable to manage the rapid growth required by our business strategy, our results of operations will be adversely affected.

   We have experienced and are currently experiencing a period of significant growth. As of March 31, 2000, we had 622 employees, an increase of 83% from the 340 employees we had as of March 31, 1999. We currently anticipate hiring an additional 120 employees during the current fiscal year, most of whom will be hired into our sales, marketing and customer support teams. This growth has placed, and the future growth we anticipate in our operations will continue to place, a significant strain on our managerial, operational, financial and information systems resources. As part of this growth, we will have to implement new operational and financial systems and procedures and controls, expand our office facilities, train and manage our employee base, and maintain close coordination among our technical, accounting, finance, marketing, sales and editorial staffs. If we are unable to manage our growth effectively, we will be unable to implement our growth strategy, upon which the success of our business depends.

 We face a competitive labor market in India for skilled personnel and therefore are highly dependent on our existing key personnel and on our ability to hire additional skilled employees.

   Our success depends upon the continued service of our key personnel, particularly Mr. R. Ramaraj, our Chief Executive Officer, and each of our vice presidents. Substantially all of our employees are located in India, and each of them may voluntarily terminate his or her employment with us. We do not carry key person life insurance on any of our personnel. Our success also depends on our ability to attract and retain additional highly qualified technical, marketing and sales personnel. The labor market for skilled employees in India is extremely competitive, and the process of hiring employees with the necessary skills is time consuming and requires the diversion of significant resources. While we have not experienced difficulty in employee retention or integration to date, we may not be able to continue to retain or integrate existing personnel or identify and hire additional personnel in the future. The loss of the services of key personnel, especially the unexpected death or disability of such personnel, or the inability to attract additional qualified personnel, could disrupt the implementation of our growth strategy, upon which the success of our business depends.

 We are highly dependent on our relationships with strategic partners to provide key products and services to our customers.

   We rely on our arrangements with strategic partners to provide key network and electronic commerce products and services to our business clients. Our relationships with UUNet Technologies, Open Market and Sterling Commerce are exclusive to us within the Indian market with regard to specific products, so long as we maintain stated minimum performance levels. If we were to lose exclusivity, we would likely be subject to intense competition for these products and services. These arrangements can be terminated by our partners in some circumstances. We also rely on our strategic partners to provide us with access to their customer base. If our relationships with our strategic partners do not continue, the ability of our corporate network and technology services division to generate revenues will be decreased significantly.

 IndiaWorld Communications is engaged in a trademark dispute with a company based in the United States and that dispute, if resolved unfavorably, could diminish the value of the business we are acquiring, impose costs on us or have other undesirable effects.

   We and IndiaWorld Communications have been contacted by a party located in the United States which has alleged that the activities of IndiaWorld Communications infringe with a United States trademark for the term "IndiaWorld," and associated logos and trade dress purportedly owned by this third party. We have been advised by the current majority owners of IndiaWorld Communications that no such infringement has taken place and that they have commenced legal action in federal court in New York to cancel the United States trademark which they believe was improperly granted and to assert other claims. Our contract with the majority owners of IndiaWorld Communications includes an indemnity for past infringement. Further, we presently do not believe that the disputed marks are material to the business strategy that we intend to implement after the acquisition is completed as this dispute does not at this time pertain to the key assets of IndiaWorld Communications, including the websites samachar.com, khel.com, khoj.com, dhan.com and bawarchi.com. Nonetheless, any dispute of this type creates uncertainty as to the possible outcome, including whether or not our indemnity will be effective in protecting us, and also could divert management time and attention away from the business.

 We face risks associated with our joint ventures with ICICI Bank, Citibank, Bank of Madura and RPG Netcom, our planned acquisition of IndiaWorld Communications, our investment in CricInfo Limited and with other potential acquisitions, investments, strategic partnerships or other ventures, including whether any such transactions can be located, completed and the other party integrated with our business on favorable terms.

   In November 1999, we acquired 24.5% of the outstanding shares of IndiaWorld Communications, together with an option to acquire IndiaWorld Communications' remaining outstanding shares between April 1, 2000 and September 1, 2000. In November and December 1999, we also formed alliances with ICICI Bank,

Citibank, Bank of Madura and RPG Netcom. In May 2000, we entered into a partnership with VeriSign to provide managed digital certificate-based authentication services in India. In June 2000, we also agreed to acquire a 25% stake in CricInfo Limited and entered into an agreement with America Online to distribute a co-branded version of the AOL Instant Messenger. These transactions were only recently entered into and none of these ventures is yet operational. We may acquire or make investments in other complementary businesses, technologies, services or products, or enter into additional strategic partnerships with parties who can provide access to those assets, if appropriate opportunities arise in the future. From time to time we have had discussions and negotiations with a number of companies regarding our acquiring, investing in or partnering with their businesses, products, services or technologies, and we regularly engage in such discussions and negotiations in the ordinary course of our business. Some of those discussions also contemplate the other party making an investment in our company. We may not identify suitable acquisition, investment or strategic partnership candidates in the future, or if we do identify suitable candidates, we may not complete those transactions on commercially acceptable terms or at all. We may experience difficulty in integrating the services of ICICI Bank, Citibank, Bank of Madura, RPG Netcom, VeriSign, CricInfo and AOL Instant Messenger with our services, and these alliances may not provide all or a portion of the anticipated benefits. We could have difficulty in assimilating IndiaWorld Communications' personnel, operations, technology and software, or that of another company we acquire, with our company. In addition, the key personnel of IndiaWorld Communications, or such other company, may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses which could adversely affect our operating results and cause the price of our ADSs to decline. Furthermore, we may incur indebtedness or issue additional equity securities to pay for any future acquisitions. The issuance of additional equity securities would dilute the ownership interests of the holders of our ADSs.

 Satyam Computer Services controls our company and may have interest which conflict with those of our other shareholders or holders of our ADSs.

   Satyam Computer Services beneficially owns approximately 56.3% of our equity shares. As a result, it is able to exercise control over many matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. Under Indian law, a simple majority is sufficient to control all shareholder action except for those items which require approval by a special resolution. If a special resolution is required, the number of votes cast in favor of the resolution must not be less than three times the number of votes cast against it. Examples of actions that require a special resolution include:

  . altering our Articles of Association;

  . issuing additional shares of capital stock, except for pro rata issuances to existing shareholders;

  . commencing any new line of business; and

  . commencing a liquidation.

   Circumstances may arise in which the interests of Satyam Computer Services could conflict with the interests of our other shareholders or holders of our ADSs. Satyam Computer Services could delay or prevent a change of control of our company even if a transaction of that sort would be beneficial to our other shareholders, including the holders of our ADSs. In addition, we have an agreement with South Asia Regional Fund, an investor in our company, which assures them a board seat and provides specified additional rights to them.

 We must make substantial capital expenditures in new network infrastructure which, if not offset by additional revenue, will adversely affect our operating results.

   We must continue to expand and adapt our network infrastructure as the number of users and the amount of information they wish to transfer increases and as the requirements of our customers change. The expansion of our Internet network infrastructure will require substantial financial, operational and management resources. The development of private Internet access and other data networks in India is a new business for private markets entrants such as our company and we may encounter cost overruns, technical difficulties or other project delays in connection with any or all of the new facilities. We can give no assurance that we will be able to expand or adapt our network infrastructure to meet the additional demand or our customers' changing requirements on a timely basis, or at a commercially reasonable cost, or at all. A portion of our capital expenditures for network development are fixed, and the success of our business depends on our ability to grow our business to utilize this capacity. In addition, if demand for usage of our network were to increase faster than projected, our network could experience capacity constraints, which would adversely affect the performance of the system.

 The laws of India do not protect intellectual property rights to the same extent as those of the United States, and we may be unsuccessful in protecting our intellectual property rights.

   Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property.

   Our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information. In addition, the laws of India do not protect proprietary rights to the same extent as laws in the United States, and the global nature of the Internet makes it difficult to control the ultimate destination of our products and services. For example, Indian statutory law does not protect service marks. The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly.

   We could be subject to intellectual property infringement claims as the number of our competitors grows and the content and functionality of our websites or other product or service offerings overlap with competitive offerings. Defending against these claims, even if not meritorious, could be expensive and divert our attention from operating our company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and forced to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing technology. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, or at all.

 Our platform infrastructure and its scalability are not proven, and our current systems may not accommodate increased use while maintaining acceptable overall performance.

   Currently, only a relatively limited number of consumers use our Internet service provider services and Internet portal. We must continue to expand and adapt our network infrastructure to accommodate additional users, increasing transaction volumes and changing customer requirements. We may not be able to project accurately the rate or timing of increases, if any, in the use of our websites or expand and upgrade our systems and infrastructure to accommodate such increases. Our systems may not accommodate increased use while maintaining acceptable overall performance. Service lapses could cause our users to use the online services of our competitors.

 We do not plan to pay dividends in the foreseeable future.

   We do not anticipate paying cash dividends to the holders of our ADSs in the foreseeable future. Accordingly, investors must rely on sales of their ADSs after price appreciation, which may never occur, as the only way to realize on their investment. Investors seeking cash dividends should not purchase our ADSs.

Risks Related to the Internet

 We may be liable to third parties for information retrieved from the Internet.

   Because users of our Internet service provider service and visitors to our websites may distribute our content to others, third parties may sue us for defamation, negligence, copyright or trademark infringement, personal injury or other matters. We could also become liable if confidential information is disclosed inappropriately. These types of claims have been brought, sometimes successfully, against online services in the United States and Europe. Others could also sue us for the content and services that are accessible from our websites through links to other websites or through content and materials that may be posted by our users in chat rooms or bulletin boards. We do not carry insurance to protect us against these types of claims, and there is no precedent on Internet service provider liability under Indian law. Further, our business is based on establishing the satyamonline.com network as a trustworthy and dependable provider of information and services. Allegations of impropriety, even if unfounded, could damage our reputation, disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses.

 The success of our strategy depends on our ability to keep pace with technological changes.

   Our future success depends, in part, upon our ability to use leading technologies effectively, to continue to develop our technical expertise, to enhance our existing services and to develop new services that meet changing customer requirements. The market for our service is characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new service introductions. We may not successfully identify new opportunities and develop and bring new services to market in a timely manner.

 Our business may not be compatible with delivery methods of Internet access services developed in the future.

   We face the risk that fundamental changes may occur in the delivery of Internet access services. Currently Internet services are accessed primarily by computers and are delivered by modems using telephone lines. As the Internet becomes accessible by cellular telephones, personal data assistants, television set-top boxes and other consumer electronic devices, and becomes deliverable through other means involving digital subscriber lines, coaxial cable or wireless transmission mediums, we will have to develop new technology or modify our existing technology to accommodate these developments. Our pursuit of these technological advances, whether directly through internal development or by third party license, may require substantial time and expense. We may be unable to adapt our Internet service business to alternate delivery means and new technologies may not be available to us at all.

 Our product and service offerings may not be compatible with industry standards developed in the future.

   Our ability to compete successfully depends upon the continued compatibility and interoperability of our services with products and architectures offered by various vendors. Although we intend to support emerging standards in the market for Internet access, industry standards may not be established and, if they become established, we may not be able to conform to these new standards in a timely fashion or maintain a competitive position in the market. The announcement or introduction of new products or services by us or our competitors and any change in industry standards could cause customers to deter or cancel purchases of existing products or services.

Risk Related to the ADSs and Our Trading Market

 Our management will have broad discretion in using the proceeds from our equity offerings and therefore investors will be relying on the judgment of our management to invest those funds effectively.

   Our management has broad discretion with respect to the expenditure of the net proceeds from our equity offerings. We intend to use $75 million of the net proceeds to acquire the remaining 75.5% of the outstanding shares in IndiaWorld Communications before September 30, 2000. Capital costs will also be incurred to fund network infrastructure expansion and enhancements, to develop content for our Internet portal business, to advertise and promote our brand. We may also use a portion of the proceeds for additional possible strategic investments, partnerships and acquisitions. Except for the approximately $75.0 million required to exercise our option to purchase the remaining shares of IndiaWorld Communications, we have not yet finalized the amount of net proceeds to be used specifically for each of these purposes, although we are not permitted to use the proceeds to purchase real estate or to purchase securities on stock exchanges as specified by the Ministry of Finance. Investors will be relying on the judgment of our management regarding the application of these funds.

 Holders of ADSs are restricted in their ability to exercise preemptive rights under Indian law and thereby may suffer future dilution of their ownership position.

   Under the Companies Act, 1956 of India, or Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders of three-fourths of the company's shares which are voted on the resolution. In our 2000 Annual General Meeting of the Company, the holders of ADSs approved a special resolution pursuant to which we may issue up to one million equity shares in connection with acquisitions. As a result, ADS holders are deemed to have waived their preemptive rights with respect to these shares. In addition, U.S. holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless approval of the Ministry of Finance of the Government of India is obtained and a registration statement under the Securities Act of 1933, as amended, is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any given registration statement as well as the perceived benefits of enabling the holders of our ADSs to exercise their preemptive rights and any other factors that we deem appropriate to consider at the time the decision must be made. We may elect not to file a registration statement related to preemptive rights otherwise available by law to our shareholders. In the case of future issuances, the new securities may be issued to our depositary, which may sell the securities for the benefit of the holders of the ADSs. The value, if any, our depositary would receive upon the sale of such securities cannot be predicted. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in our company would be reduced.

 Holders of ADSs may be restricted in their ability to exercise voting rights.

   As a holder of ADSs, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the equity shares represented by your ADSs.

   At our request, the depositary bank will mail to you any notice of shareholders' meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs. If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder's ADSs in accordance with such voting instructions. However, the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted.

 The market price of our ADSs has been and may continue to be highly volatile.

   The market price of our ADSs has fluctuated widely and may continue to do so. For example, since our initial public offering in October 1999 through May 31, 2000 and, after giving effect to the 4-for-1 split of our

ADSs in January 2000, the trading price of our ADSs has ranged from a high of $113 per ADS to a low of $7.50 per ADS. Many factors could cause the market price of our ADSs to rise and fall. Some of these factors include:

  . our failure to exercise our option to purchase the remaining shares of IndiaWorld Communications or our failure to integrate successfully the operations of the two companies;

  . actual or anticipated variations in our quarterly operating results;

  . announcement of technological innovations;

  . conditions or trends in the Internet and electronic commerce industries;

  . the successful implementation by competitors of the free Internet access model, or the introduction of alternative pricing models, in India;

  . the perceived attractiveness of investment in Indian companies;

  . acquisitions and alliances by us or others in the industry;

  . changes in estimates of our performance or recommendations by financial analysts;

  . market conditions in the industry and the economy as a whole;

  . introduction of new services by us or our competitors;

  . changes in the market valuations of other Internet service companies;

  . announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

  . additions or departures of key personnel; and

  . other events or factors, many of which are beyond our control.

   The financial markets in the United States and other countries have experienced significant price and volume fluctuations, and the market prices of technology companies, particularly Internet-related companies, have been and continue to be extremely volatile. Volatility in the price of our ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results. In the past, following periods of volatility in the market price of a public company's securities, securities class action litigation has often been instituted against that company. Such litigation could result in substantial costs and a diversion of our management's attention and resources.

 An active or liquid market for the ADSs is not assured, particularly in light of Indian legal restrictions on equity share conversion and foreign ownership of an Internet service provider.

   We cannot predict the extent to which an active, liquid public trading market for our ADSs will exist. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although ADS holders are entitled to withdraw the equity shares underlying the ADSs from the depositary at any time, there is no public market for our equity shares in India or the United States. Under current Indian law, equity shares may not be re-deposited into our depositary without prior approval of the Government of India. Therefore, the number of outstanding ADSs will decrease to the extent that equity shares are withdrawn from our depositary, which may adversely affect the market price and the liquidity of the market for the ADSs. Furthermore, foreign ownership in our company, which includes all ADSs, is limited to 49% under present Indian law. This limitation means that, unless Indian law changes, 51% of our equity shares will never be available to trade in the United States market.

 The future sales of securities by our company or existing shareholders may hurt the price of our ADSs.

   The market price of our ADSs could decline as a result of sales of a large number of equity shares or ADSs or the perception that such sales could occur. Such sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. We currently have an aggregate of 22,249,425 equity shares and 21,073,700 ADSs outstanding, giving effect to the 4-for-1 split of our ADSs in January 2000. We intend to issue additional equity shares and ADSs to fund acquisitions and investments. All of our ADSs currently outstanding are freely tradable, other than ADSs held by our affiliates. The remaining equity shares may be sold in the United States only pursuant to a registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, including Regulation S.

 Forward-looking statements contained in this Annual Report may not be realized.

   This Annual Report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks faced by us described above and elsewhere in this Annual Report. We do not intend to update any of the forward-looking statements after the date of this Annual Report to conform such statements to actual results.

Item 2. Description of Property

   Our approximately 15,000 square foot corporate headquarters is located in Madras (Chennai), India. We also have additional facilities located in Ahmedabad, Aurangabad, Bangalore, Belgaum, Bhopal, Bombay (Mumbai), Bhubaneshwar, Calcutta, Calicut, Chandigarh, Cochin, Coimbatore, Davengere, Delhi, Goa, Guwahati, Hubli, Hyderabad, Indore, Jaipur, Jamnagar, Jamshedpur, Jodhpur, Kanpur, Lucknow, Ludhiana, Madras (Chennai), Madurai, Mangalore, Nagpur, Nasik, Pondicherry, Pune, Shimoga, Siliguri, Surat, Thiruvananthapuram, Tiruvalla, Trichy, Vadodara, Varanasi, Vijayawada and Vishakapatnam, aggregating approximately 100,000 square feet. As we expand our operations, we anticipate leasing additional facilities in each city in which we develop a point of presence. We lease all of our current facilities under leases with terms ranging from 33 months to nine years.

Item 3. Legal Proceedings

   As of the date of this document, Satyam Infoway is not a party to any material legal proceedings.

   We and IndiaWorld Communications have been contacted by a party located in the United States which has alleged that the activities of IndiaWorld Communications infringe with a United States trademark for the term "IndiaWorld," and associated logos and trade dress purportedly owned by this third party. We have been advised by the current majority owners of IndiaWorld Communications that no such infringement has taken place and that they have commenced legal action in federal court in New York to cancel the United States trademark which they believe was improperly granted and to assert other claims. Our contract with the majority owners of IndiaWorld Communications includes an indemnity for past infringement. Further, we presently do not believe that the disputed marks are material to the business strategy that we intend to implement after the acquisition is completed as this dispute does not at this time pertain to the key assets of IndiaWorld Communications, including the websites samachar.com, khel.com, khoj.com, dhan.com and bawarchi.com. We and IndiaWorld Communications have also been contacted by a party who alleges, among other things, that he is entitled to an equity ownership in IndiaWorld Communications. We believe that this claim is also covered by the contractual indemnity provided by the majority owners of IndiaWorld Communications. Nonetheless, any dispute such as those described above creates uncertainty as to the possible outcome, including whether or not our indemnity will be effective in protecting us, and also could divert management time and attention away from the business.

Item 4. Control of Registrant

   Satyam Computer Services beneficially owned approximately 56.3% of our equity shares as of March 31, 2000. As a result, it is able to exercise control over many matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. Under Indian law, a simple majority is sufficient to control all shareholder action except for those items which require approval by a special resolution. If a special resolution is required, the number of votes cast in favor of the resolution must be not less than three times the number of votes cast against it. Examples of actions that require a special resolution include:

  . altering our Articles of Association;

  . issuing additional shares of capital stock, except for pro rata issuances to existing shareholders;

  . commencing any new line of business; or

  . commencing a liquidation.

   Circumstances may arise in which the interests of Satyam Computer Services could conflict with the interests of our other shareholders or holder of our ADSs, Satyam Computer Services could delay or prevent a change in control of our company even if a transaction of that sort would be beneficial to our other shareholders, including the holders of our ADSs.

   On February 5, 1999, we entered into a Share Subscription and Shareholders' Agreement, or Shareholders' Agreement, with Satyam Computer Services, South Asia Regional Fund, or SARF, and Mr. B. Ramalinga Raju, the Chairman of our Board of Directors, which was subsequently amended effective September 14, 1999. Pursuant to the Shareholders' Agreement, Satyam Computer Services and SARF are entitled to nominate four directors and one director, respectively, to our Board of Directors so long as they continue to own at least 50.1% and 5.0%, respectively, of our issued ordinary share capital.

   The following table sets forth certain information regarding the beneficial ownership of the equity shares at March 31, 2000 of (i) each person or group known by us to own beneficially 10% of more of the outstanding equity shares and (ii) the beneficial ownership of all officers and directors as a group, in each case reported to us by such persons.

                                               (2)                                       (4)
          (1)                          Identity Of Person                    (3)      Percent Of
     Title of Class                         or Group                     Amount Owned   Class
     --------------                    ------------------                ------------ ----------
Equity shares........... Satyam Computer Services Limited                 12,529,800    56.32%
Equity shares........... South Asia Regional Fund                          3,600,000    16.0%
Equity shares........... All directors and executive officers as a group     370,000     1.6%
                         (19 persons) (1)

--------
(3) Our directors and executive officers are not deemed to beneficially own shares of Satyam Computer Services Limited.

Item 5. Nature of Trading Market

General

   There is no public market for our equity shares in India, the United States or any other market. Our ADSs evidenced by American Depositary Receipts, or ADRs, are traded in the United States on the Nasdaq National Market. Each ADS represents one-fourth of one equity share. The ADRs evidencing ADSs were issued by our depositary, Citibank, N.A., pursuant to a Deposit Agreement.

   The number of outstanding equity shares in the company, as of March 31, 2000, was 22,249,425. As of March 31, 2000, there were approximately 52 record holders of ADRs evidencing 21,073,700 ADSs (equivalent to 5,268,425 equity shares).

Principal United States Trading Market

   Our ADSs commenced trading on the Nasdaq National Market on October 19, 1999. The table below sets forth, for the periods indicated, high and low trading prices for our ADSs:

                                                                  Price Range
                                                                 --------------
   Fiscal Year ended March 31, 2000                               High    Low
   --------------------------------                              ------- ------
   Third Quarter (beginning October 19, 1999)................... $ 43.75 $ 7.50
   Fourth Quarter...............................................  113.00  35.00

   The initial public offering of our ADSs was priced on October 18, 1999 at a price of $4.50 per ADS.

Item 6. Exchange Controls and Other Limitations Affecting Security Holders

General

   Prior to June 1, 2000, investment in Indian securities was regulated by the Indian Foreign Exchange Regulation Act, 1973. Under Section 29(1)(b) of the Indian Foreign Exchange Regulation Act, 1973, no person or company resident outside India that is not incorporated in India (other than a banking company) could purchase the shares of any company carrying on any trading, commercial or industrial activity in India without the permission of the Reserve Bank of India. Also, under Section 19(1)(d) of the Indian Foreign Exchange Regulation Act, 1973, the transfer and issuance of any security of any Indian company to a person resident outside India required the permission of the Reserve Bank of India. Under Section 19(5) of the Indian Foreign Exchange Regulation Act, 1973, no transfer of shares in a company registered in India by a non-resident to a resident of India was valid unless the transfer was confirmed by the Reserve Bank of India upon application filed by the transferor or the transferee. Furthermore, the issuance of rights and other distributions of securities to a non-resident also requires the prior consent of the Reserve Bank of India. However, the Reserve Bank of India has issued notifications over the past few years relaxing the restrictions on foreign investment in Indian companies.

   As of June 1, 2000, the Indian Foreign Exchange Regulation Act, 1973 was replaced by the Indian Foreign Exchange Management Act, 1999. The Indian Foreign Exchange Management Act, 1999 contains provisions regarding current account convertibility and amendments to the definition of a resident of India. However, some of the preexisting controls and restrictions on capital account transactions remain in force. While many of the restrictions imposed by the Indian Foreign Exchange Regulation Act, 1973 have been relaxed under this new legislation, the Notifications and Guidelines issued by the Reserve Bank of India which are not inconsistent with the Indian Foreign Exchange Management Act, 1999 continue to be in force. The purchase and the transfer of shares of Indian companies continues to be regulated by the RBI. Therefore, transaction involving foreign investment in Indian securities is regulated by the provisions of the Indian Foreign Exchange Management Act, 1999 and continues to be regulated by the Reserve Bank of India.

ADR Guidelines

   Shares of Indian companies represented by ADSs are no longer required to be approved for issuance to foreign investors by the either Ministry of Finance or the Reserve Bank of India under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993, as modified from time to time, notified by the Government of India. This change was effected through the guidelines for ADR and GDR issues by Indian companies issued by the Ministry of Finance on January 19, 2000 and a notification issued by the Reserve Bank of India. Hence we do not require the approval of the Ministry of Finance and the Reserve Bank of India under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993. However, we will be required to furnish full particulars of the issue, including the underlying equity shares representing the ADRs, to the Ministry of Finance and the Reserve Bank of India within 30 days of the completion of an offering.

   The Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme is distinct from other policies or facilities, as described below, relating to investments in Indian companies by foreign investors. The issuance of ADSs pursuant to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme also affords to owners of ADSs the benefits of Section 115AC of the Indian Income-tax Act, 1961 for purposes of the application of Indian tax law. For additional information, please see "Taxation--Indian Taxation."

Foreign Direct Investment

   Currently, due to recent changes in Indian policy, subject to certain exceptions, foreign direct investment and investment by individuals of Indian nationality or origin residing outside India, or non-resident Indians, and overseas corporate bodies at least 60% owned by such persons, or overseas corporate bodies, in Indian companies do not require the approval of the Foreign Investment Promotion Board, or FIPB, a body formed by the Government of India to negotiate with large foreign companies interested in making long-term investments in India. Furthermore, henceforth no prior approval of the Reserve Bank of India is required although a post-investment declaration in giving details of the foreign investment in the company pursuant to the ADR issue must be filed with the Reserve Bank of India within thirty days of our ADR offering.

   In cases where FIPB approval is obtained, no prior approval of the Reserve Bank of India is required, although a declaration in the prescribed form as mentioned above must be filed with the Reserve Bank of India once the foreign investment is made in the Indian company. In cases where no prior approval of the FIPB is required, prior approval of the Reserve Bank of India would also not be required. However, a declaration in the prescribed form giving details of the foreign investment must be filed with the Reserve Bank of India once the foreign investment is made in the Indian company.

   In May 1994, the Government of India announced that purchases by foreign investors of ADSs and foreign currency convertible bonds of Indian companies will be treated as foreign direct investment in the equity issued by Indian companies for such offerings.

   In November 1998, the Reserve Bank of India issued a notification to the effect that foreign investment in preferred shares will be considered as part of the share capital of a company and the provisions relating to foreign direct investment in the equity shares of a company discussed above would apply. Investments in preferred shares are included as foreign direct investment for the purposes of sectoral caps on foreign equity, if such preferred shares carry a conversion option. If the preferred shares are structured without a conversion option, they would fall outside the foreign direct investment limit.

   The discussion on the foreign direct investment regime in India set forth above applies only to a new issuance of shares made by Indian companies, not to a transfer of shares.

   Notwithstanding the foregoing, the terms of our Internet service provider license provide that the maximum total foreign equity investment in our company is 49%.

Investment by Non-Resident Indians and Overseas Corporate Bodies

   A variety of special facilities for making investments in India in shares of Indian companies is available to individuals of Indian nationality or origin residing outside India, or non-resident Indians, and to overseas corporate bodies ("OCBs"), at least 60% owned by such persons. These facilities permit non-resident Indians and overseas corporate bodies to make portfolio investments in shares and other securities of Indian companies on a basis not generally available to other foreign investors. These facilities are different and distinct from investments by foreign direct investors described above.

   Apart from portfolio investments in Indian companies, non-resident Indians and overseas corporate bodies may also invest in Indian companies through foreign direct investments. For additional information, please see "--Foreign Direct Investment." Under the foreign direct investment rules, non-resident Indians and overseas corporate bodies may invest up to 100% in high-priority industries in which other foreign investors are permitted to invest only up to 50%, 51%, 74% or 100%, depending on the industry category.

Investment by Foreign Institutional Investors

   In September 1992, the Government of India issued guidelines which enable foreign institutional investors, including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated/institutional portfolio managers, to make portfolio investments in all the securities traded on the primary and secondary markets in India. Under the guidelines, foreign institutional investors must obtain an initial registration from the Securities and Exchange Board of India to make these investments. Foreign institutional investors must also comply with the provisions of the Securities Exchange Board of India

Foreign Institutional Investors Regulations, 1995. When it receives the initial registration, the foreign institutional investor also obtains general permission from the Reserve Bank of India to engage in transactions regulated under the Indian Foreign Exchange Regulation Act. Together, the initial registration and the Reserve Bank of India's general permission enable the registered foreign institutional investor to buy, subject to the ownership restrictions discussed below, and sell freely securities issued by Indian companies whether or not they are listed, to realize capital gains on investments made through the initial amount invested in India, to subscribe or renounce rights offerings for shares, to appoint a domestic custodian for custody of investments held and to repatriate the capital, capital gains, dividends, income received by way of interest and any compensation received towards sale or renunciation of rights offerings of shares. The foreign institutional investor regulations also set out the general obligations and responsibilities and investment conditions and restrictions applicable to foreign institutional investors. One such restriction is that unless the foreign Institutional Investor is registered as a debt fund with the Securities Exchange Board of India, the total investment in equity and equity-related instruments should not be less than 70% of the aggregate of all investments of a foreign institutional investor in India.

   Apart from making portfolio investments in Indian companies as described above, foreign institutional investors may direct foreign investments in Indian companies. For additional information, please see "--Foreign Direct Investment."

Ownership Restrictions

   The Securities and Exchange Board of India and Reserve Bank of India regulations restrict portfolio investments in Indian companies by foreign institutional investors, non-resident Indians and overseas corporate bodies, all of which we refer to as foreign portfolio investors. The Reserve Bank of India issued a circular in August 1998 stating that foreign institutional investors in aggregate may hold no more than 30% of the equity shares of an Indian company and non-resident Indians and overseas corporate bodies in aggregate may hold no more than 10% of the shares of an Indian company through portfolio investments. Under current Indian law, foreign institutional investors in the aggregate may hold no more than 24% of the equity shares of an Indian company, and non-resident Indians and overseas corporate bodies in aggregate may hold no more than 10% of the shares of an Indian company through portfolio investments. The 24% limit referred to above may be increased to 40% if the shareholders of the company pass a special resolution to that effect. The Reserve Bank of India circular also states that no single foreign institutional investor may hold more than 10% of the shares of an Indian company and no single non-resident Indian or overseas corporate body may hold more than 5% of the shares of an Indian company.

   There is uncertainty under Indian law about the tax regime applicable to foreign institutional investors that hold and trade ADSs. Foreign institutional investors are urged to consult with their Indian legal and tax advisers about the relationship between the foreign institutional investor regulations and the ADSs and any equity shares withdrawn upon surrender of ADSs.

   Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 approved by the Securities and Exchange Board of India in January 1997 and notified by the Government of India in February 1997, which replaced the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Resolutions, upon the acquisition of more than 5% of the outstanding shares of a public Indian company, a purchaser is required to notify the company and the company and the purchaser are required to notify all the stock exchanges on which the shares of the company are listed. Upon the acquisition of 15% or more of such shares or a change in control of the company, the purchaser is required to make an open offer to the other shareholders offering to purchase at least 20% of all the outstanding shares of the company at a minimum offer price as determined pursuant to the new regulations. Upon conversion of ADSs into equity shares, an ADS holder will be subject to the Takeover Code. However, since we are an unlisted company, the provisions of the new regulations will not apply to us. If our shares are listed on an Indian stock exchange in the future, the new regulations will apply to the holders of our ADSs.

   Open market purchases of securities of Indian companies in India by foreign direct investors or investments by non-resident Indians, overseas corporate bodies and foreign institutional investors above the ownership levels set forth above require Government of India approval on a case-by-case basis.

Voting Rights of Deposited Equity Shares Represented by ADSs

   Holders of ADSs generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the equity shares represented by the related ADSs.

   At our request, the depositary bank will mail to the holders of ADSs any notice of shareholders' meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

   If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder's ADSs in accordance with such voting instructions. In the event that voting takes place by a show of hands, the depositary bank will cause the custodian to vote all deposited securities in accordance with the instructions received by holders of a majority of the ADSs for which the depositary bank receives voting instructions.

   Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that ADS holders will receive voting materials in time to enable them to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted except as discussed above.

Item 7. Taxation

Indian Taxation

   General. The following relates to the principal Indian tax consequences for holders of ADSs and equity shares received upon withdrawal of such equity shares who are not resident in India, whether of Indian origin or not. We refer to these persons as non-resident holders. The following is based on the provisions of the Income-tax Act, 1961, including the special tax regime contained in Section 115AC and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme, 1993, as amended by the Notification issued by the Ministry of Finance, F. No. 1517199-NRI dated January 19, 2000, hereinafter referred to as the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme. The Income-tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of the Section 115AC may be amended or changed by future amendments of the Income-tax Act.

   This section is not intended to constitute a complete analysis of the individual tax consequences to non-resident holders under Indian law for the acquisition, ownership and sale of ADSs and equity shares by non-resident holders. Personal tax consequences of an investment may vary for non-resident holders in various circumstances and potential investors should therefore consult their own tax advisers on the tax consequences of such acquisition, ownership and sale, including specifically the tax consequences under the law of the jurisdiction of their residence and any tax treaty between India and their country of residence.

   Residence. For purposes of the Income-tax Act, an individual is considered to be a resident of India during any fiscal year if he or she is in India in that year for:

  . a period or periods amounting to 182 days or more; or

  . 60 days or more and, in case of a citizen of India or a person of Indian origin, who, being outside India, comes on a visit to India, is in India for 182 days or more effective April 1, 1995 and in each case within the four preceding years has been in India for a period or periods amounting to 365 days or more.

   A company is a resident of India if it is registered in India or the control and the management of its affairs is situated wholly in India. Individuals and companies that are not residents of India would be treated as non-residents for purposes of the Income-tax Act.

   Taxation of Distributions. Pursuant to the Finance Act, 1997, withholding tax on dividends paid to shareholders (regardless of whether such shareholders are resident in India or not) no longer applies. However, the company paying the dividend is subject to a dividend distribution tax of 11% including the presently applicable surcharge, on the total amount it distributes, declares or pays as a dividend in addition to the normal corporate tax. The recently enacted Finance Act, 2000 increases the dividend distribution tax to 22%, including the applicable surcharge, effective as of June 1, 2000.

   Any distributions of additional ADSs, equity shares or rights to subscribe for equity shares made to non-resident holders with respect to ADSs or equity shares will not be subject to Indian tax. Similarly, the acquisition by a non-resident holder of equity shares upon redemption of ADSs will not constitute a taxable event for Indian income tax purposes. Such acquisition will, however, give rise to a stamp duty as described below under "Stamp Duty and Transfer Tax."

   Taxation of Capital Gains. Any gain realized on the sale of our ADSs or equity shares by a non-resident holder to any non-resident outside India is not subject to Indian capital gains tax. However, because subscription rights are not expressly covered by the Section 115AC, it is unclear as to whether capital gain derived from the sale of subscription rights by a non-resident holder not entitled to an exemption under a tax treaty to any non-resident outside India will be subject to Indian capital gains tax. If such subscription rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights will be subject to customary Indian taxation on capital gains as discussed below.

   Since the offering has been approved by the Government of India under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme, non-resident holders of the ADSs will have the benefit of tax concessions available under Section 115AC. The effect of the Scheme in the context of Section 115AC is unclear as to whether such tax treatment is available to a non-resident who acquires equity shares outside India from a non-resident holder of equity shares after receipt of the equity shares upon surrender of the ADSs. If concessional tax treatment is not available, gains realized on the sale of such equity shares will be subject to customary Indian taxation on capital gains as discussed below. The Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme provides that if the equity shares are sold on a recognized stock exchange in India against payment in Indian rupees, they will no longer be eligible for such concessional tax treatment.

   Subject to any relief provided pursuant to an applicable tax treaty, any gain realized on the sale of equity shares to an Indian resident or inside India generally will be subject to Indian capital gains tax which is to be withheld at the source by the buyer. Under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme, the cost of acquisition of equity shares received in exchange for ADSs will be the cost of the underlying shares on the date that the depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs. In the case of companies listed in India, the cost of acquisition of the equity shares would be the price of the equity shares prevailing on the Stock Exchange, Mumbai or the National Stock Exchange on the date the depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs. However, the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme and Section 115AC do not provide for determination of the cost of acquisition for the purposes of computing capital gains tax where the shares of the Indian company are not listed on the Stock Exchange, Mumbai or the National Stock Exchange in India. Therefore, in the case of our company, which is not listed on either the Stock Exchange, Mumbai or the National Stock Exchange, the mode of determination of the cost of acquisition of equity shares is unclear. Therefore, the original cost of acquisition of the ADSs may be treated as the cost of acquisition for the purposes of determining the capital gains tax. According to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme, a non-resident holder's holding period for purposes of determining the applicable Indian capital gains tax rate in respect of equity shares received in exchange for ADSs commences on the date of the notice of the redemption by the depositary to the custodian. The India-U.S. Treaty does not provide an exemption from the imposition of Indian capital gains tax.

   Under Section 115AC, taxable gain realized in respect of equity shares held for more than 12 months, or long-term gain, is subject to tax at the rate of 10%. Taxable gain realized in respect of equity shares held for 12 months or less, or short-term gain, is subject to tax at variable rates with a maximum rate of 48%. If Section 115AC is not applicable, then a tax rate of 20% applies to long-term capital gains. The actual rate of tax on short-term gain depends on a number of factors, including the residential status of the non-resident holder and the type of income chargeable in India.

   Buy-back of Securities. Currently, Indian companies are not subject to any tax in respect of the buy-back of their shares. However, the shareholders will be taxed on any gain at the long-term or short-term, as applicable, capital gains rates. For additional information, please see "--Taxation of Capital Gains."

   Stamp Duty and Transfer Tax. Upon issuance of the equity shares underlying our ADSs, we will be required to pay a stamp duty of 0.1% per share of the issue price of the underlying equity shares. A transfer of ADSs is not subject to Indian stamp duty. However, upon the acquisition of equity shares from the depositary in exchange for ADSs, the non-resident owner, or the resident employee, as the case may be, will be liable for Indian stamp duty at the rate of 0.5% of the market value of the ADSs or equity shares exchanged. A sale of equity shares by a non-resident holder or a resident employee, will also be subject to Indian stamp duty at the rate of 0.5% of the market value of the equity shares on the trade date, although customarily such tax is borne by the transferee.

   Wealth Tax. The holding of the ADSs in the hands of non-resident holders and the holding of the underlying equity shares by the depositary as a fiduciary will be exempt from Indian wealth tax. Non-resident holders are advised to consult their own tax advisers in this context.

   Gift Tax and Estate Duty. Indian gift tax was abolished in October 1998, although it may be restored in the future. In India, there is no estate duty law. As a result, no estate duty would be applicable to non-resident holders. Non-resident holders are advised to consult their own tax advisors in this context.

United States Federal Taxation

   The following is a summary of the material U.S. federal income and estate tax consequences that may be relevant with respect to the acquisition, ownership and disposition of equity shares or ADSs. This summary addresses the U.S. federal income and estate tax considerations of holders that are U.S. persons, i.e., citizens or residents of the United States, partnerships or corporations created in or under the laws of the United States or any political subdivision thereof or therein, estates, the income of which is subject to U.S. federal income taxation regardless of its source and trusts for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions and that will hold equity shares or ADSs as capital assets and holders that are not U.S. persons. We refer to these persons as U.S. holders and non-U.S. holders, respectively. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, tax-exempt entities, persons that hold equity shares or ADSs as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes, persons that have a "functional currency" other than the U.S. dollar or holders of 10% or more, by voting power or value, of the stock of our company. This summary is based on the tax laws of the United States as in effect on the date of this Annual Report and on United States Treasury Regulations in effect or, in some cases, proposed, as of the date of this Annual Report, as well as judicial and administrative interpretations thereof available on or before such date and is based in part on representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

   Each prospective investor should consult his, her or its own tax advisor with respect to the U.S. Federal, state, local and foreign tax consequences of acquiring, owning or disposing of equity shares or ADSs.

   Ownership of ADSs. For U.S. federal income tax purposes, holders of ADSs will be treated as the owners of equity shares represented by such ADSs.

   Dividends. Distributions of cash or property (other than equity shares, if any, distributed pro rata to all shareholders of our company, including holders of ADSs) with respect to equity shares will be includible in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally will be the date of receipt by the depositary, to the extent such distributions are made from the current or accumulated earnings and profits of our company. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by our company exceeds our company's current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. holder's tax basis in the equity shares or ADSs and thereafter as capital gain.

   A U.S. holder will not be eligible for a foreign tax credit against its U.S. federal income tax liability for Indian dividend distribution taxes paid by our company, unless it is a U.S. company holding at least 10% of the Indian company paying the dividends. U.S. holders should be aware that dividends paid by our company generally will constitute "passive income" for purposes of the foreign tax credit.

   If dividends are paid in Indian rupees, the amount of the dividend distribution includible in the income of a U.S. holder will be in the U.S. dollar value of the payments made in Indian rupees, determined at a spot exchange rate between Indian rupees and U.S. dollars applicable to the date such dividend is includible in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss, if any, resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss.

   A non-U.S. holder of equity shares or ADSs generally will not be subject to U.S. federal income tax or withholding tax on dividends received on equity shares or ADSs unless such income is effectively connected with the conduct by such non-U.S. holder of a trade or business in the United States.

   Sale or Exchange of equity shares or ADSs. A U.S. holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder's tax basis in the equity shares or ADSs, as the case may be. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the equity shares or ADSs, as the case may be, were held for more than one year. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

   A non-U.S. holder of equity shares or ADSs generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such equity shares or ADSs unless:

  . such gain is effectively connected with the conduct by such non-U.S.
    holder of a trade or business in the U.S.; or

  . in the case of any gain realized by an individual non-U.S. holder, such holder is present in the United States for 183 days or more in the taxable year of such sale and other conditions are met.

   Estate Taxes. An individual shareholder who is a citizen or resident of the United States for U.S. federal estate tax purposes will have the value of the equity shares or ADSs owned by such holder included in his or her gross estate for U.S. federal estate tax purposes. An individual holder who actually pays Indian estate tax with respect to the equity shares will, however, be entitled to credit the amount of such tax against his or her U.S. federal estate tax liability, subject to a number of conditions and limitations.

   Backup Withholding Tax and Information Reporting Requirements. Under current U.S. Treasury Regulations, dividends paid on equity shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. Information reporting will apply to payments of dividends on, and to proceeds from the sale or redemption of, equity shares or ADSs by a paying agent, including a broker, within the United States to a U.S. holder, other than an "exempt recipient," including a corporation, a payee that is a non-U.S. holder that provides an appropriate certification and other persons. In addition, a paying agent within the United States will be required to withhold 31% of any payments of the proceeds from the sale or redemption of equity shares or ADSs within the United States to a holder, other than an "exempt recipient," if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with such backup withholding requirements.

   Passive Foreign Investment Company. A non-U.S. corporation will be classified as a passive foreign investment company for U.S. Federal income tax purposes if either:

  . 75% or more of its gross income for the taxable year is passive income;
    or

  . on average for the taxable year by value (or, if it is not a publicly traded corporation and so elects, by adjusted basis) 50% or more of its assets produce or are held for the production of passive income.

   We do not believe that we satisfy either of the tests for passive foreign investment company status. If we were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:

  . pay an interest charge together with tax calculated at maximum ordinary income rates on "excess distributions," which is defined to include gain on a sale or other disposition of equity shares;

  . if a qualified electing fund election is made, to include in their taxable income their pro rata share of undistributed amounts of our income; or

  . if the equity shares are "marketable" and a mark-to-market election is made, to mark-to-market the equity shares each taxable year and recognize ordinary gain and, to the extent of prior ordinary gain, ordinary loss for the increase or decrease in market value for such taxable year.

   The above summary is not intended to constitute a complete analysis of all tax consequences relating to ownership of equity shares or ADSs. You should consult your own tax advisor concerning the tax consequences of your particular situation.

Item 8. Selected Financial Data

Selected Financial Data

   You should read the following selected consolidated historical financial data in conjunction with our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report. The statement of operations data for the fiscal years ended March 31, 1997, 1998, 1999 and 2000 and the balance sheet data as of March 31, 1998, 1999 and 2000 are derived from our consolidated audited financial statements included elsewhere in this Annual Report which have been audited by KPMG, India, independent accountants. Our financial statements are prepared in Indian rupees and presented in accordance with U.S. GAAP for the fiscal years ended March 31, 1997, 1998, 1999 and 2000. Financial statements for the year ended March 31, 2000 also have been translated into U.S. dollars.

   The selected consolidated historical financial data for the period from December 12, 1995 (Inception) through March 31, 1996 are not presented because we had just begun operations. Our revenues and total operating expenses for the period from December 12, 1995 (Inception) through March 31, 1996 were approximately Rs.0 and Rs.634,000, respectively. As of March 31, 1996, our total assets were approximately Rs.98,000.

   For the period from December 1, 1999 through March 31, 2000, our financial statements have been consolidated with our 24.5% subsidiary, IndiaWorld Communications.

   The selected consolidated historical financial and other data includes a presentation of EBITDA. EBITDA represents earnings (loss) before depreciation and amortization, interest income and expense, income tax expense (benefit) and extraordinary items. EBITDA is presented because we believe some investors find it to be a useful tool for measuring a company's ability to fund capital expenditures or to service future debts. EBITDA is not determined in accordance with generally accepted accounting principles and should not be considered in isolation or as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. Because EBITDA excludes interest expense and capital expenditures, negative EBITDA would limit our ability to fund capital expenditures and service future debt obligations. Our EBITDA is not comparable to that of other companies which may determine EBITDA differently.

                                             Fiscal Year Ended March 31,
                          ---------------------------------------------------------------------
                               1997          1998         1999          2000           2000
                          --------------  -----------  -----------  -------------  ------------
                                             Indian rupees                         U.S. dollars
                          -------------------------------------------------------  ------------
                                   (in thousands, except share and per share data)
Statement of Operations
 Data:
Revenues................  Rs.        --   Rs.   6,805  Rs. 103,344  Rs.   671,025   $   15,373
Cost of revenues........             --        19,498       63,651        293,731        6,729
                          --------------  -----------  -----------  -------------   ----------
Gross profit (loss).....             --       (12,693)      39,693        377,294        8,644
Operating expenses:
  Selling, general and
   administrative
   expenses.............          25,801       61,016      151,120        577,224       13,224
  Depreciation and
   amortization.........             536       19,383       49,162        262,509        6,014
                          --------------  -----------  -----------  -------------   ----------
   Total operating
    expenses............          26,337       80,399      200,282        839,733       19,238
                          --------------  -----------  -----------  -------------   ----------
Operating loss..........         (26,337)     (93,092)    (160,589)      (462,439)     (10,594)
                          --------------  -----------  -----------  -------------   ----------
Interest expense, net...             --         7,498       27,146        (75,642)      (1,732)
Other income............             --           --           359          1,623           38
                          --------------  -----------  -----------  -------------   ----------
Income taxes............             --           --           --           1,478           34
                          --------------  -----------  -----------  -------------   ----------
Minority Interest.......             --           --           --           1,799           41
                          --------------  -----------  -----------  -------------   ----------
Net loss................  Rs.    (26,337) Rs.(100,590) Rs.(187,376) Rs.  (381,897)  $   (8,749)
                          --------------  -----------  -----------  -------------   ----------
Net loss per equity
 share..................  Rs.(114,508.27) Rs. (121.66) Rs.  (17.31) Rs.    (20.59)  $    (0.47)
Weighted equity shares
 used in computing net
 loss per equity share..             230      826,805   10,824,826     18,545,399   18,549,399

Other Financial Data:
EBITDA..................  Rs.    (25,801) Rs. (73,709) Rs.(111,068) Rs.  (198,307)  $   (4,543)
Capital expenditures....           3,230       77,070      146,135        867,445       19,873
Net cash provided by
 (used in):
  Operating activities..         (30,426)     (73,950)    (171,388)      (373,938)      (8,567)
  Investing activities..          (3,230)     (77,070)    (146,000)    (2,611,694)     (59,833)
  Financing activities..          35,138      159,449      433,023     10,167,709      232,937

                                                   As of March 31,
                          ---------------------------------------------------------------------
                               1997          1998         1999          2000           2000
                          --------------  -----------  -----------  -------------  ------------
                                             Indian rupees                         U.S. dollars
                          -------------------------------------------------------  ------------
                                                   (in thousands)
Balance Sheet Data:
Cash and cash
 equivalents............  Rs.      1,482  Rs.   9,912  Rs. 125,547  Rs. 7,307,625   $  167,414
Working capital
 (deficit)..............         (33,628)      (5,355)     (21,706)     7,503,519      171,902
Total assets............          11,970      107,632      454,888     10,634,004      243,620
Long-term debt,
 including current
 installments...........             --       134,455      259,256        215,537        4,938
Total stockholders'
 equity (deficit).......         (26,969)     (52,559)      67,618      9,927,841      227,442

Exchange Rates

   The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York on the last day of each month during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New
York:

   Fiscal Year Ended March 31,         Period End  Average    High       Low
   ---------------------------         ---------- --------- --------- ---------
   1996 (from December 12, 1995)...... Rs. 34.35  Rs. 35.21 Rs. 38.05 Rs. 34.10
   1997...............................     35.88      35.70     34.15     26.85
   1998...............................     39.53      37.37     40.40     35.71
   1999...............................     42.50      42.27     43.60     39.41
   2000...............................     43.65      43.31     43.82     42.20

Dividends

   We have not declared or paid any cash dividends on our equity shares since inception and do not expect to pay any cash dividends for the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. Investors seeking cash dividends should not purchase our ADSs.

   Under Indian law, a corporation may pay dividends upon a recommendation by its Board of Directors and approval by a majority of its shareholders. Any future cash dividends on our equity shares represented by ADSs will be paid to the depositary in rupees and will generally be converted into dollars by the depositary and distributed to holders of ADSs, net of the depositary's fees and expenses.

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

   We were incorporated in December 1995 as an independent business unit of Satyam Computer Services to develop and offer connectivity-based corporate services allowing businesses in India to exchange information, communicate and transact business electronically. Satyam Computer Services, our parent company, is a leading Indian information technology services company traded on the principal Indian stock exchanges.

   From December 1995 through 1997, we focused on the development and testing of our private data network. In 1997, we began forming strategic partnerships with a number of leading technology and electronic commerce companies, including UUNet Technologies, Open Market and Sterling Commerce, in order to broaden our product and service offerings to our corporate customers. In March 1998, we obtained network certification for conformity with Indian and international network operating standards from the Technical Evaluation Committee of India. In April 1998, we began offering private network services to businesses in India. Our initial products and services included electronic data interchange, e-mail and other messaging services, virtual private networks, and related customer support.

   In October 1998, we initiated our online content offerings with two websites: carnaticmusic.com and indiaupdate.com. We also started development of satyamonline.com, our online portal, and other related content sites for personal finance, movies and automobiles with the goal of offering a comprehensive suite of websites offering content specifically tailored to Indian interests worldwide.

   On November 6, 1998, the Indian government opened the Internet service provider marketplace to private competition. Capitalizing on our existing private data network, we launched our Internet service provider business, Satyam Online, on November 22, 1998 and became the first private national Internet service provider in India. We began offering Satyam Online Internet access and related services to India's consumer market as a complement to the network services offered to our business customers. Our Satyam Online service was the first in India to offer ready-to-use CD-ROMs enabling online registration and immediate usage.

   In October 1999, we completed our initial public offering and issued 19,205,000 ADSs (representing 4,801,250 equity shares) at a price of $4.50 per ADS. We received approximately $79.2 million, net of underwriting discounts, commissions and other offering costs.

   On November 29, 1999, we purchased 24.5% of the outstanding shares of IndiaWorld Communications for a cash purchase price of Rs.1,222 million ($28.0 million). In connection with this purchase, we acquired an option to purchase the remaining 75.5% of the outstanding shares in IndiaWorld Communications for a cash purchase price of Rs.3,765 million ($87.0 million). We presently intend to complete the acquisition by exercising the option by June 30, 2000. If the option is not exercised prior to July 1, 2000, the exercise price will increase at a rate of 16% per annum. We have made a Rs.513 million ($12.0 million) non-refundable deposit towards the exercise of the option. For United States GAAP reporting purposes, the financial statements of IndiaWorld Communications have been consolidated with our financial statements from and after December 1, 1999. The acquisition will be treated as a purchase. We plan to amortize goodwill on a straight line basis over a period of five years. Most of the purchase price will represent goodwill.

   IndiaWorld Communications recognized Rs.14.0 million ($321,000) and Rs.37.6 million ($861,000) in revenues for fiscal 1999 and 2000, respectively. IndiaWorld Communications derives its revenues primarily from third-party advertising, web design and hosting fees and, to a lesser extent, commissions from electronic commerce transactions on its websites. IndiaWorld Communications' cost of revenues were Rs.7.4 million ($171,000) and Rs.14.4 million ($331,000), respectively, during these periods. IndiaWorld Communications had net income of Rs.11,256 ($259) and Rs.568,152 million ($13,000), respectively, during these periods.

   In February 2000, we completed a secondary offering and issued 1,868,700 ADSs (representing 467,175 equity shares) at a price at $80.00 per ADS. We received approximately $141.7 million, net of underwriting discounts, commission and other costs.

   We currently operate India's largest private data network utilizing Internet protocol with points of presence in 43 of the largest metropolitan areas in India as of May 31, 2000. As of March 31, 2000, we had more than 500 corporate customers for our private network services and more than 151,000 subscribers for our Satyam Online services. During March 2000, our websites generated approximately 28 million page views and IndiaWorld Communications' websites generated approximately 23 million page views. Upon completion of our acquisition of IndiaWorld Communications, we estimate that the aggregate number of page views generated by our websites will be less than the combined number of page views of our and IndiaWorld Communications' websites immediately prior to completion of the acquisition.

   We conduct our business in India and most of our revenues and expenses are denominated in Indian rupees. However, our revenues generated from UUNet Technologies and our expenses of purchasing software from Sterling Commerce and Open Market are denominated in U.S. dollars. Our foreign exchange loss was Rs.0, Rs.5,613, Rs.615,189 ($14,000) and a gain of Rs.5,415,274 ($124,000) for fiscal 1997, 1998, 1999 and 2000, respectively.

Revenues

   For reporting purposes, we classify our revenues into three divisions:

  . consumer Internet access services;

  . online portal and content offerings; and

  . corporate network and technology services.

   Our consumer Internet access services division derives its revenues primarily from prepaid dial-up subscriptions. We offer our prepaid subscriptions in a number of time period and pricing plans through ready-to-use CD-ROMs sold to our distribution partners. Our distribution partners resell the CD-ROMs to consumers for online registration and immediate Internet access. Revenues are recognized ratably as the prepaid subscription is used with any unused portion recognized as revenues at the expiration date of the subscription. We also generate revenues through international roaming and e-mail registration fees. Our consumer Internet access services division accounted for approximately 12.9% and 52.5% of our revenues in fiscal 1999 and 2000, respectively. This increase in consumer Internet access services division revenues as a percentage of total revenues is due to the introduction of our consumer Internet access services in November 1998.

   Our online portal and content offerings division derives revenues from third-party advertising and commissions from electronic commerce transactions on our websites. Advertising fees are recognized over the period in which the advertisements are hosted on our websites. This division does not currently constitute a material portion of our total revenues.

   Our corporate network and technology services division derives its revenues from dial-up and dedicated Internet access, electronic commerce, electronic data interchange, e-mail and other messaging services, virtual private networks and web-based solutions. Our corporate private network customers typically enter into one-year arrangements that provide for an initial installation fee and recurring service fees. Web development is generally charged on a fixed-price basis. We derive revenues from website hosting based upon our customer's bandwidth requirements, and we charge co-location customers for use of our physical facilities. We also generate a small portion of our revenues through the sale of third-party hardware. Our corporate network and technology services division accounted for approximately 87.1% and 42.5% revenues in fiscal 1999 and 2000, respectively.

Expenses

   Cost of revenues for the consumer Internet access services division consists primarily of recurring telecommunications costs necessary to provide service to subscribers. Telecommunications costs include the costs of providing local telephone lines to our points of presence, the costs of using third-party networks pursuant to service agreements and leased line costs. We anticipate that our telecommunications costs will increase in the near term as we expand our network and enter new markets. As utilization of our network increases in future years, we expect to realize a reduction in per unit data transmission costs due to our network's scalability and fixed cost structure. Another recurring cost is the personnel and related operating expenses associated with customer support and network operations. We expect that customer support and network operations expenses will decrease as a percentage of revenues as we more efficiently utilize these capabilities across a larger customer base. Cost of revenues for consumer Internet access services also includes startup expenses for new subscribers consisting primarily of the cost of CD-ROMs and other product media, manuals and associated packaging and delivery costs.

   The cost of revenues for the online portal and content offerings division includes the labor cost of developing and maintaining our websites, the cost of third-party software and the cost of obtaining content from third-party vendors. IndiaWorld Communications' cost of revenues are mainly attributable to payments to VSNL for web hosting and bandwidth services.

   Cost of revenues for the corporate network and technology services division is divided into three groups: corporate Internet access, corporate network and electronic commerce products, and web development. Cost of revenues for the corporate Internet access subdivision consists of telecommunications costs necessary to provide service, customer support costs and the cost of providing network operations. Cost of revenues for corporate network and electronic commerce consists primarily of third-party software and hardware purchased from our strategic partners for resale, direct labor costs for initial installation and recurring customer support and network operation and associated telecommunications costs. Cost of revenues for web development, website hosting and co-location includes direct labor and associated telecommunications costs.

   Selling, general and administrative expenses consist primarily of salaries and commissions for sales and marketing personnel; salaries and related costs for executives, financial and administrative personnel; sales, marketing, advertising and other brand building costs; travel costs; and occupancy and overhead costs. As we expand the scope of our operations, we expect selling, general and administrative expenses to continue to increase for the foreseeable future. We intend to continue to add more points of presence to our network and hire new sales and marketing personnel for each of our new markets. We also have and intend to continue to increase marketing expenses to build our brand awareness in order to increase our subscriber base. Our business plan assumes these costs will negatively impact our financial results in the short term but will be offset by anticipated increases in revenues from overall subscriber growth.

   A total of 825,000 equity shares are reserved for issuance under our Associate Stock Option Plan. As of March 31, 2000, we had granted an aggregate of 313,160 options (net of 5,700 options forfeited by employees) under our ASOP with a weighted average exercise price equal to approximately Rs.2,338 per equity share. We recorded non-cash compensation charges related to these grants in the aggregate amount of approximately Rs.134.5 million ($3.1 million) to be recognized over a three-year period in accordance with vesting provisions.

   We depreciate our tangible assets on a straight-line basis over the useful life of assets, ranging from two to five years. We depreciate our intangible assets on a straight-line basis over five years. Our planned significant capital expenditures for the expansion and enhancement of our network infrastructure will substantially increase our depreciation expenses in the near future.

   We may face significant competitive pricing pressure from VSNL, the government-controlled provider of international telecommunications services in India, and a number of new competitors that are entering India's recently opened Internet service provider market. In the face of expected increasing competition, we do not anticipate being able to maintain our present subscriber retention rates as our subscriber base grows.

   Since our inception, we have experienced negative cash flow from operations and have incurred net losses. Our ability to generate positive cash flow from operations and achieve profitability is dependent on our ability to continue to grow our revenues base and achieve further operating efficiencies.

   For fiscal 1997, 1998, 1999 and 2000, we incurred negative cash flow from operations of approximately Rs.30.4 million, Rs.74.0 million, Rs.171.4 million and Rs.373.9 ($8.6 million), respectively. For fiscal 1997, 1998, 1999 and 2000, we incurred net losses of approximately Rs.26.3 million, Rs.100.6 million, Rs.187.4 million and Rs.381.9 million ($8.7 million), respectively. Giving pro forma effect to our current investment of IndiaWorld Communications as if it had occurred at the beginning of each period, we would have incurred net losses of approximately Rs.535 million and Rs.612 million ($14 million) for fiscal 1999 and 2000, respectively. We intend to substantially increase our operating expenses and capital expenditures to expand and enhance our network infrastructure and online content offerings. We expect to experience significant negative cash flow from operations and to incur net losses as a result of these investments. We believe that the investment in our network infrastructure will enable us to achieve further economies of scale as we expand our customer base. Although consumer Internet access and corporate network and technology services account for the majority of our revenues today, we expect our online portal and content offerings to generate significant revenue growth through increased third-party advertising and transaction and referral fees. However, we may not be able to realize sufficient future revenues to offset our present investment in network infrastructure and online content offerings or achieve positive cash flow or profitability in the future. As of March 31, 2000, we had an accumulated deficit of approximately Rs.696.8 million ($16.0 million).

RESULTS OF OPERATIONS

Year ended March 31, 2000 compared to year ended March 31, 1999

   Revenues. We recognized Rs.671.0 million ($15.4 million) in revenues for the year ended March 31, 2000, as compared to Rs.103.3 million for the year ended March 31, 1999, representing an increase of Rs.567.8 million. Fiscal 2000 revenues exclude Rs.78.0 million ($1.8 million) of deferred income representing consumer access subscriptions which had been purchased but not yet used by the consumer subscribers. This increase was primarily attributable to increase in number of customers and introduction of new service offerings. From March 31, 1999 to March 31, 2000, our number of corporate customers grew from more than 350 to more than 500, and our number of internet access subscribers grew from more than 29,000 to more than 151,000.

   Cost of Revenues. Cost of revenues were Rs.293.7 million ($6.7 million) or 44% of revenues for the year ended March 31, 2000, compared to Rs.63.7 million or 66% of revenues for the year ended March 31, 1999, representing an increase of Rs.230.1 million, or 361%. This increase was primarily attributable to a Rs.54.0 million increase in software and hardware purchased for resale, a Rs.110.6 million increase in leased line charges due to the increased capacity of our network backbone, Rs.2.0 million towards web development charges and a Rs.54.7 million increase in direct personnel costs for web development and customer technical support.

   Selling, general and administrative expenses. Selling, general and administrative expenses were Rs.577 million ($13.2 million) for the year ended March 31, 2000, compared to Rs.151 million for the year ended March 31, 1999, representing an increase of Rs.426 million, or 282%. This increase was primarily attributable to a growth in staff from 340 as of March 31, 1999 to 622 as of March 31, 2000 resulting in an increase in employee expenses of Rs.57.4 million, a Rs.222.7 million increase in marketing expenses relating to the launch of our consumer Internet access services division and portals division, and increases in travel expenses of Rs.36.5 million, office rental expenses of Rs.15.6 million and professional, increase in telephone charges by
23.4 and consultant fees of Rs.11.9 million.

   Depreciation and amortization. Depreciation and amortization was Rs.262.5 million ($6.0 million) for the year ended March 31, 2000, compared to Rs.49.2 million for the year ended March 31, 1999, representing an increase of Rs.213.3 million, or 435%. This increase was primarily attributable to capital expenditures of Rs.867.4 million during fiscal 2000, including the purchase of routers, modems, ports, servers and other capital equipment in connection with the addition of 28 points of presence to our network, amortization of deferred compensation charge amounting to Rs.20.6 million ($0.5 million) and amortization of goodwill arising out of the IndiaWorld Communications acquisition amounting to Rs.116.0 million ($2.7 million).

   Interest expense. Interest income was Rs.75.6 million ($1.7 million) for the year ended March 31, 2000, compared to an interest expense of Rs.27.1 million for the year ended March 31, 1999, representing a decrease of Rs.102.7 million, or 378%. This increase was attributable to interest earned on deposits placed with banks amounting to Rs.106.2 million ($2.4 million) offset by an interest expense of Rs.30.5 million ($0.7 million). The investment funds were provided by our public offerings.

   Other income. Other income was Rs.1.6 million (less than $0.04 million) for the year ended March 31, 2000, compared to Rs.0.3 million for the year ended March 31, 1999, representing an increase of Rs.1.3 million, or 433%. Net loss. Our net loss was Rs.381.9 million ($8.7 million) for the year ended March 31, 2000, compared to Rs.187.4 million for the year ended March 31, 1999.

   Net Income. Our net loss was Rs.381.9 million ($8.7 million) for the year ended March 31, 2000, compared to a net loss of Rs.187.4 million for the year ended March 31, 1999.

Year ended March 31, 1999 compared to the year ended March 31, 1998

   Revenues. We recognized Rs.103.3 million in revenues for the year ended March 31, 1999, as compared to Rs.6.8 million for the year ended March 31, 1998, representing an increase of Rs.96.5 million. Fiscal 1999 revenues exclude Rs.71.5 million of deferred income representing consumer access subscriptions which had been purchased but not yet used by the consumer subscribers. This increase was primarily attributable to the introduction of our business network services in April 1998 and consumer Internet access services in November 1998. From March 31, 1998 to March 31, 1999, our number of corporate customers grew from approximately 30 to more than 300, and our number of subscribers grew to more than 29,000.

   Cost of Revenues. Cost of revenues were Rs.63.7 million or 62% of revenues for the year ended March 31, 1999, compared to Rs.19.5 million or 287% of revenues for the year ended March 31, 1998, representing an increase of Rs.44.2 million, or 227%. This increase was primarily attributable to a Rs.10.5 million increase in software and hardware purchased for resale, a Rs.7.9 million increase in leased line charges due to the increased capacity of our network backbone, Rs.1.8 million towards web development charges and a Rs.23.9 million increase in direct personnel costs for web development and customer technical support.

   Selling, general and administrative expenses. Selling, general and administrative expenses were Rs.151.2 million for the year ended March 31, 1999, compared to Rs.61.0 million for the year ended March 31, 1998, representing an increase of Rs.90.2 million, or 148%. This increase was primarily attributable to a growth in staff from 140 as of March 31, 1998 to 340 as of March 31, 1999 resulting in an increase in employee expenses of Rs.11.5 million, a Rs.11.5 million increase in marketing expenses relating to the launch of our consumer Internet access services division, and increases in travel expenses of Rs.6.9 million, office rental expenses of Rs.1.3 million and professional and consultant fees of Rs.10.4 million.

   Depreciation and amortization. Depreciation and amortization was Rs.49.1 million for the year ended March 31, 1999, compared to Rs.19.4 million for the year ended March 31, 1998, an increase of Rs.29.7 million, or 153%. This increase was primarily attributable to capital expenditures of Rs.146.1 million during the year ended March 31, 1999, including the purchase of routers, modems, ports, servers and other capital equipment in connection with the addition of eight points of presence to our network.

   Interest expense. Interest expense was Rs.27.8 million for the year ended March 31, 1999, compared to Rs.11.3 million for the year ended March 31, 1998, representing an increase of Rs.16.5 million, or 146%. This increase was attributable to increased interest payments from additional borrowings of Rs.136.5 million during the year under a new term loan.

   Other income. Other income was Rs.1.0 million for the year ended March 31, 1999, compared to Rs.3.8 million for the year ended March 31, 1998, representing a decrease of Rs.2.8 million, or 280%. This decrease was primarily attributable to reduced interest income as excess funds were deployed in the business.

   Net loss. Our net loss was Rs.187.4 million for the year ended March 31, 1999, compared to a net loss of Rs.100.6 million for the year ended March 31, 1998.

Year ended March 31, 1998 compared to the year ended March 31, 1997

   Revenues. We recognized Rs.6.8 million in revenues for the year ended March 31, 1998 from network service charges related to paid customer trials for our private network services projects and the sale of hardware and software. We recognized no revenues for the year ended March 31, 1997.

   Cost of Revenues. Cost of revenues was Rs.19.5 million for the year ended March 31, 1998, consisting primarily of costs of hardware and software purchased for resale of Rs.3.5 million and leased line costs of Rs.16.0 million. We had no cost of revenues for the year ended March 31, 1997.

   Selling, general and administrative expenses. Selling, general and administrative expenses were Rs.61.0 million for the year ended March 31, 1998, compared to Rs.25.8 million for the year ended March 31, 1997, representing an increase of Rs.35.2 million. This increase was primarily attributable to a growth in staff from 33 as of March 31, 1997 to 140 as of March 31, 1998 resulting in an increase in employee expenses of Rs.14.5 million and increases in travel expenses of Rs.3.5 million, office rental expenses of Rs.2.6 million, and general office expenses of Rs.9.1 million related to the development of our consumer Internet access services division.

   Depreciation and amortization. Depreciation and amortization was Rs.19.4 million for the year ended March 31, 1998, compared to Rs.0.5 million for the year ended March 31, 1997, representing an increase of Rs.18.9 million. This increase was primarily attributable to capital expenditures of Rs.77.1 million during the year ended March 31, 1998, including the purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network.

   Interest expense. Interest expense was Rs.11.3 million for the year ended March 31, 1998, consisting of interest on privately placed debentures. We had no interest expense for the year ended March 31, 1997.

   Other income. Other income was Rs.3.8 million for the year ended March 31, 1998, consisting of interest income from short-term deposits. We had no other income for the year ended March 31, 1997.

   Net loss. Our net loss was Rs.100.6 million for the year ended March 31, 1998, compared to Rs.26.3 million for the year ended March 31, 1997.

Seasonality

   Given the early stage of the development of the Internet in India, the rapidly evolving nature of our business and our limited operating history, we cannot predict to what extent, if at all, our operations will prove to be seasonal.

Liquidity and Capital Resources

   Since inception, we have financed our operations primarily through a combination of equity sales and borrowings from institutions and banks. During fiscal 1998, 1999 and 2000, we received Rs.38.5 million, Rs.307.5 million and Rs.10,220.0 million ($234.1 million), respectively, in net proceeds from the sale of equity shares.

   In July 1999, we agreed to sell 481,000 equity shares to Sterling Commerce for $5.0 million. We completed this transaction in September 1999 and used the funds for general corporate purposes, primarily the repayment of debt.

   In October 1999, we completed our initial public offering and issued 19,205,000 ADSs (representing 4,801,250 equity shares) at a price of $4.50 per share. We received approximately $79.2 million in cash, net of underwriting discounts, commissions and other offering costs. We used approximately $28.0 million of these proceeds to purchase 24.5% of the outstanding shares of IndiaWorld Communications and an additional $12.0 million as a non-refundable deposit towards the exercise of our option to complete the acquisition by purchasing the remaining 75.5% of the outstanding shares of IndiaWorld Communications. We also used approximately $24.7 million of these proceeds to fund network expansion and enhancements and to advertise and promote our brand. We intend to use the balance of the proceeds from our initial public offering to complete the acquisition of IndiaWorld Communications for general corporate purposes. Pending this use we invested these proceeds in high quality, interest bearing instruments.

   In February 2000, we completed a secondary offering and issued 1,868,700 ADSs (representing 467,175 equity shares) at a price at $80.00 per ADS. We received approximately $141.7 million, net of underwriting discounts, commission and other costs. We intend to use the proceeds from our public offering for paying the balance amount of $75 million to complete the acquisition of India World Communications. We intend to use the balance of the proceeds for general corporate purposes. Pending this use we invested these proceeds in high quality, interest bearing instruments.

   The following table summarizes our statements of cash flows for the periods presented:

                                         Fiscal Year Ended March 31,
                         ---------------------------------------------------------------
                            1997        1998         1999         2000          2000
                         ----------  -----------  -----------  -----------  ------------
                                         Indian rupees                      U.S. dollars
                         -------------------------------------------------  ------------
                                               (in thousands)
Net loss................ Rs.(26,337) Rs.(100,590) Rs.(187,376) Rs.(381,897)   $ (8,749)
Net decrease (increase)
 in working capital.....     (4,625)       7,257      (33,212)    (254,557)     (5,832)
Other adjustments for
 non-cash items.........        536       19,383       49,200      262,516       6,014
Net cash provided by
 (used in) operating
 activities.............    (30,426)     (73,950)    (171,388)    (373,938)     (8,567)
Net cash provided by
 (used in) investing
 activities.............     (3,230)     (77,070)    (145,999)  (2,611,694)    (59,833)
Net cash provided by
 (used in) financing
 activities.............     35,138      159,449      443,023   10,167,709     232,937
Net increase (decrease)
 in cash and cash
 equivalents............      1,482        8,429      115,636    7,182,077     164,538

   Our principal capital and liquidity needs historically have related to developing our network infrastructure and our corporate network and electronic commerce products, establishing our customer service and support operations, developing our sales and marketing activities and for general working capital needs. Prior to 1998, our capital needs were primarily met by funding from our parent company, Satyam Computer Services, and borrowings from institutions and banks. As we placed greater emphasis on expanding our network infrastructure and developing our consumer Internet access and online portal and content services, we sought additional capital from other sources, including vendor capital leases and other vendor financing arrangements and through private placements of our securities.

   Cash used in operating activities for fiscal 2000 was Rs.373.9 million ($8.6 million) primarily attributable to a net loss of Rs.381.9 million ($8.7 million), increases in accounts receivable of Rs.197.1 million ($4.5 million), prepaid expenses of Rs.181.2 million ($4.2 million) and other assets of Rs.198.4 million ($4.5 million), partially offset by depreciation of plant and equipment and amortization of Rs.262.5 million ($6.0 million), an increase in trade accounts payable by Rs.153.3 million ($3.5 million) and an increase in deferred revenue of Rs.78.0 million ($1.8 million). Cash used in investment activities during fiscal 2000 was Rs.2,611.7 million ($59.8 million), principally as a result of the purchase consideration paid for acquisition of IndiaWorld Communications amounting to Rs.1,738.8 million ($39.8 million) and an amount of Rs.867.4 million ($19.9 million) towards the purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our servers and other capital equipment in connection with the expansion of our network and installing the ATM backbone in six cities. Cash provided by financing activities was Rs.10,167.7 million ($232.9 million) for fiscal 2000, which consisted primarily of Rs.10,220.0 million ($234.1 million) net proceeds raised through fresh issuance of common stock, Rs.107.6 million ($2.5 million) raised through fresh issue of debentures partially offset by repayment of Rs.122.2 million ($2.8 million) of debentures to Citibank and repayment of Rs.35.8 million ($0.8 million) of term loan to Exim Bank.

   Our aggregate billings for fiscal 2000 were approximately Rs.750.0 million ($17.2 million). This amount represents amounts receivable by us from our customers for services to be provided over various periods of time. In accordance with our revenue recognition policy, we recognized Rs.671.0 million ($15.4 million) and deferred Rs.78 million ($1.8 million) of billings in fiscal 2000. Our deferred revenues balance was Rs.150.5 million ($3.4 million) as of March 31, 2000.

   Cash used in operating activities of Rs.373.9 million ($8.6 million) during fiscal 2000 was primarily attributable to a net loss of Rs.381.9 million ($8.7 million), increases in accounts receivable of Rs.197.1 million ($4.5 million), other assets of Rs.198.4 million ($4.5 million) and prepaid expenses of Rs.181.2 million ($4.2 million), partially offset by depreciation of plant and equipment and amortization of Rs.262.5 million ($6.0 million) and an increase in deferred revenues of Rs.78.0 million ($1.8 million). Cash used in investment activities during fiscal 2000 was Rs.2,612 million ($59.8 million), principally as a result of the purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network. Cash provided from financing activities was Rs.10,168 million ($232.9 million) for fiscal 2000, which consisted primarily of Rs.3,452 million ($79.2 million) of net proceeds from our initial public offering of ADSs in October 1999 and Rs.6,175 million ($141.7 million) of proceeds from our secondary offering of ADSs in February 2000.

   Cash used in operating activities of Rs.171.4 million during fiscal 1999 was primarily attributable to a net loss of Rs.187.4 million, increases in accounts receivable of Rs.43.1 million, other current assets of Rs.62.7 million and other assets of Rs.21.2 million, partially offset by depreciation of plant and equipment of Rs.46.7 million and an increase in deferred revenues of Rs.71.5 million. Cash used in investment activities during fiscal 1999 was Rs.146.0 million, principally as a result of the purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network. Cash provided from financing activities was Rs.433.0 million for fiscal 1999, which consisted primarily of Rs.307.5 million of net proceeds raised in a private placement of our equity shares to South Asia Regional Fund and Satyam Computer Services, and Rs.136.5 million of proceeds from a term loan from the Export Import Bank of India.

   Cash used in operating activities of Rs.74.0 million during fiscal 1998 was primarily attributable to a net loss of Rs.100.6 million, partially offset by depreciation of plant and equipment of Rs.18.8 million and an increase in trade accounts payable of Rs.15.5 million. Cash used in investment activities during fiscal 1998 was Rs.77.1 million, principally as a result of the purchase of network equipment and software. Cash provided from financing activities was Rs.159.4 million in fiscal 1998, which consisted primarily of Rs.122.0 million of unsecured debentures issued to Citibank, N.A. and Rs.38.5 million of net proceeds raised in a private placement of our equity shares to Satyam Computer Services.

   As part of our business strategy, we intend to invest significant amounts of capital over the next 12 to 24 months to fund network infrastructure expansion and enhancements, to develop content for our Internet portal business, to advertise and promote our brand and to repay debt. As of March 31, 2000, we had spent approximately Rs.741.7 million ($17.0 million) to develop and deploy our network infrastructure. As of March 31, 2000, we had aggregate commitments for capital expenditures in an amount equal to approximately Rs.144.1 million ($3.3 million) of which we had advanced approximately Rs.43.8 million ($1.0 million). We expect to incur operating losses and negative cash flows from operations for the foreseeable future. As of March 31, 2000, we had approximately Rs.7,308 million ($167.4 million) of cash and cash equivalents for our working capital needs, as compared to Rs.125.5 million as of March 31, 1999.

   If appropriate opportunities can be developed, we believe that our growth could be accelerated by selective investments or acquisitions in India, particularly in Internet service providers that have developed local or regional points of presence in markets where we have not yet established a presence. We will also consider opportunities to acquire additional sources of content for our Internet portal. Such opportunities have included our pending transactions involving IndiaWorld Communications and CricInfo. In the ordinary course of our business we regularly engage in discussions and negotiations relating to potential investments, strategic partnerships and acquisitions. We will continue to be aggressive in our efforts to identify one or more investment or acquisition opportunities. However, we cannot assure you that we will be able to identify or complete any such transaction on favorable terms, or at all.

   Our ability to raise funds through the sale of equity is limited by foreign ownership restrictions imposed on us by Indian law and the terms of our Internet service provider license. These restrictions provide that the maximum total foreign equity investment in our company is 49%. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our shareholders and the holders of our ADSs will be reduced and these securities may have rights, preferences or privileges senior to those of our shareholders and the holders of our ADSs. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund and expand our operations, take advantage of unanticipated opportunities, develop or enhance Internet content, features or services, or otherwise respond to competitive pressures will be significantly limited. Our business, results of operations and financial condition could be materially adversely affected by any such limitation.

Income Tax Matters

   As of March 31, 2000, we had a net operating loss carryforward of approximately Rs.696.8 million ($16.0 million) for financial reporting purposes. Under Indian law, loss carryforwards from a particular year may be used to offset taxable income over the next eight years.

   The statutory corporate income tax rate in India is currently 35.0%. This tax rate is presently subject to a 10.0% surcharge resulting in an effective tax rate of 38.5%. We cannot assure you that the 10.0% surcharge will be in effect for a limited period of time or that additional surcharges will not be implemented by the Government of India. Dividends declared, distributed or paid by an Indian corporation are subject to a dividend tax of 22.0%, including the presently applicable surcharge, of the total amount of the dividend declared, distributed or paid. This tax is not paid by shareholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation.

Effects of Inflation

   Inflation has not had a significant effect on our results of operations and financial condition to date. However, India has experienced relatively high rates of inflation. According to the Economist Intelligence Unit, the rates of inflation in India for 1997, 1998 and 1999 were 7.2%, 13.2%, and 5.0%, respectively. Under our Internet service provider license, we are given the right to establish the prices we charge to our subscribers, as determined by market forces. However, under the conditions of our license, the Telecom Regulatory Authority of India may review and fix the prices we charge our subscribers at any time. If the Telecom Regulatory Authority were to fix prices for the Internet service provider services we provide, we might not be able to increase the prices we charge our subscribers to mitigate the impact of inflation, which could have a material adverse effect on our business, results of operations and financial condition.

Debt Financing

   In June 1998, we obtained from the Export Import Bank of India a term loan of Rs.215.0 million. This term loan is secured by a first charge on our fixed assets and is guaranteed by Satyam Computer Services. The loan bears interest at a rate of 15.5% per annum and is repayable in six equal half-yearly installments commencing on December 20, 1999. As of September 30, 1999, we had borrowed approximately Rs.136.5 million under this facility. On December 20, 1999, we repaid Rs.35.8 million of the outstanding balance under this term loan. We have prepaid the balance amount of Rs.100.7 million in May 2000.

   In June 1999, we obtained from IDBI Bank Ltd. short term loan commitments aggregating Rs.100.0 million and a short-term credit facility of Rs.10.0 million. We used the proceeds from the short-term loans and the short-term credit facility to purchase telecommunication equipment, including Internet switches, for our network, and in turn repaid this indebtedness with the proceeds from the issuance of equity shares to Sterling Commerce.

   In March 2000, we privately placed 1,075,000 secured redeemable, non-convertible debentures of Rs.100 each with IDBI Bank Ltd. resulting in net proceeds of Rs.107.5 ($2.5 million). These debentures are secured by the buildings of the company and are redeemable at par in March 2002.

Impact of the Year 2000

   As of the date of this Annual Report, we had not experienced any Year 2000-related disruption in the operation of our systems. Although most Year 2000 problems should have become evident on January 1, 2000, additional Year 2000-related problems may become evident after that date.

Impact of Recently Issued Accounting Standards

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. We currently do not engage or plan to engage in derivative instruments or hedging activities.

Item 9A. Quantitative and Qualitative Disclosures About Market Risk

   We conduct our business in India and most of our revenues and expenses are denominated in Indian rupees. However, our revenues generated from UUNet Technologies Inc. and our expenses of purchasing software from Sterling Commerce, Inc. and Open Market, Inc. are denominated in U.S. dollars. Our foreign exchange loss was Rs.0, Rs.5,613 ($129.18), Rs.615,189 ($14,000) and a
foreign exchange gain of Rs.5,415,274 ($124,000) for fiscal 1997, 1998, 1999 and 2000, respectively.

Item 10. Directors and Officers of Registrant

Board of Directors

   The following table sets forth the name and, as of March 31, 2000, age and position of each director and executive officer of our company.

Name                           Age Position
----                           --- --------
R. Ramaraj....................  50 Chief Executive Officer and Director
George Zacharias..............  41 President and Chief Operating Officer
T.R. Santhanakrishnan.........  42 Chief Financial Officer
A. Srinivasagopalan...........  55 Senior Vice President
George A. Ajit................  40 Vice President, Human Resources
Lalit Bhojwani................  44 Vice President, Electronic Commerce Business
Padma Chandrasekaran..........  39 Vice President, Online Business
Rustom Irani..................  38 Vice President, Technology
V.V. Kannan...................  41 Vice President, Cyber Cafes
Pradeep Lakshmanan............  51 Vice President, Internet Sales
N. Shekhar....................  45 Vice President, Web Services
Rahul Swarup..................  40 Vice President, Technology
T. Suresh Kumar...............  46 General Manager, Network Control Group
K. Thiagarajan................  33 General Manager, Finance
B. Ramalinga Raju (1)(2)......  44 Chairman of the Board of Directors
Pranab Barua..................  46 Director
T.H. Chowdary.................  68 Director
Donald Peck (1)(2)............  47 Director
C. Srinivasa Raju.............  38 Director
S. Srinivasan (1)(2)..........  65 Director

--------
(4) Member of the Compensation Committee.

(5) Member of the Audit Committee.

   R. Ramaraj has served as Chief Executive Officer of our company since April 1998. Mr. Ramaraj has served as a Director since August 1996, prior to which he served as an advisor to our company since June 1996. From 1992 to 1996, Mr. Ramaraj served as a Director of Sterling Cellular Limited, a mobile telephone company based in India. Mr. Ramaraj is a Director of Universal Print Systems Ltd., a publicly held printing company based in India. Mr. Ramaraj received a B.Tech from Madras University and a P.G.D.M. from IIM Calcutta.

   Mr. George Zacharias has served as President and Chief Operating Officer of our company since March 2000. From May 1997 to March 2000, Mr. Zacharias was the President of Madura Garments, a clothing manufacturer. Prior to joining Madura Garments, Mr. Zacharias was the Vice President--Marketing, Consumer Thread, of Madura Coats. From February 1994 to March 1995, he was Marketing Director, Coats Tootal Lanks, a subsidiary of Coats Viyella Plc., UK. Mr. Zacharias received a B. Tech from Nagpur University in 1980 and a PGDBM from XLRI, Jarnshedpur in 1982.

   T.R. Santhanakrishnan has served as Chief Financial Officer of our company since September 1999. From 1997 to 1999, Mr. Santhanakrishnan was Executive Vice President, Finance of Sanmar Engineering Corporation. From 1990 to 1997, he served in a senior financial position for Royal Dutch/Shell Oil Company. Mr. Santhankrishnan received a degree in Commerce from the University of Madras and is a member of the Institute of Chartered Accountants of India and the Institute of Cost and Works Accountants of India.

   A. Srinivasagopalan has served as Senior Vice President of our company since February 1996. From 1993 to 1995, Mr. Srinivasagopalan held various management positions with Abu Dhabi National Oil Co., an oil company based in the Middle East. Mr. Srinivasagopalan received a B.E. from Madras University and a P.G.D.M. from IIM Ahmedabad.

   George A. Ajit has served as Vice President, Human Resources of our company since May 1999. From 1998 to 1999, Mr. Ajit was Vice President, Human Resources of Mobil India, an oil company. From 1996 to 1998, Mr. Ajit was General Manager, Human Resources, of Mahindra Holidays and Resorts. From 1994 to 1996, Mr. Ajit was Deputy General Manager, BioProducts Division of E.I.D. Parry, a manufacturing company.

   Lalit Bhojwani has served as Vice President, Electronic Commerce Business of our company since July 1999. From 1997 to 1999, Mr. Bhojwani was Vice President of Sales of DSS Mobile Communications Limited, a telecommunications company. Mr. Bhojwani received a B.E. degree from Mumbai University and a P.G.D.B.M. from IIM, Ahmedabad.

   Padma Chandrasekaran has served as Vice President, Online Business of our company since March 1996. From June 1995 to February 1996, Ms. Chandrasekaran was General Manager, Business Development of ELNET Technologies, a messaging company based in India. From 1993 to February 1994, she was Group Business Manager of ICIM, Mumbai, a computer hardware company based in India. Ms. Chandrasekaran received a B.Sc. in Statistics from Calcutta University, a P.G.D.M. from IIM Ahmedabad and an MBA in Telecommunications Management from the University of San Francisco.

   Rustom Irani has served as Vice President, Technology of our company since December 1999. From August 1999 to December 1999, Mr. Irani was Vice President, Technology and Chief Information Officer of GE Capital International Services, Hyderabad. From 1987 to August 1999, Mr. Irani was Vice President, Technology of Citibank N.A.

   V.V. Kannan has served as Vice President, Cyber Cafes of our company since July 1999. From 1996 to 1999, Mr. Kannan was Vice President, Marketing of G.M. Pens International Limited, a manufacturing company. From 1995 to 1996, he was Vice President, Retail Sales of Real Value Marketing Sales Limited, and from 1992 to 1995, he was Marketing Manager of ITC Agri Business Division, a manufacturing company. Mr. Kannan received a B.E. from Madras University and a P.G.D.M. from IIM Calcutta.

   Pradeep Lakshmanan has served as Vice President, Internet Sales of our company since September 1998. From 1997 to 1998, Mr. Lakshmanan was Associate Vice President of Amco Batteries Ltd., a battery manufacturing company based in India. From 1991 to 1997, Mr. Lakshmanan was General Manager of Berger Paints Limited, an international paint manufacturing company based in India. Mr. Lakshmanan received B.Sc. in Chemical Engineering from Trichur Engineering College.

   N. Shekhar has served as Vice President, Web Services of our company since July 1999. From 1995 to 1999, Mr. Shekhar was Chief Executive Officer of SSA India Private Limited, a global enterprise resource planning company. Mr. Shekhar received a B.E. from Bangalore University, an M.S. from the University of Texas and an M.B.A. from San Jose State University.

   Rahul Swarup has served as Vice President, Technology of our company since September 1999. From 1989 to 1999, Mr. Swarup was Vice President of Citicorp Global Technology Infrastructure. Mr. Swarup received a B.E. in Electrical Engineering from Indian Institute of Technology, Kanpur.

   T. Suresh Kumar has served as General Manager, Network Control Group of our company since March 1999. From 1996 to 1999, Mr. Kumar was Corporate Manager, Information Services of Compaq Computer Technologies, India Ltd., a technology company. From 1994 to 1996, he was Senior Manager of W.S. Telesystems Ltd., a manufacturing company. Mr. Kumar received a B.E. degree from Madras University.

   K. Thiagarajan has served as General Manager, Finance of our company since October 1997. From 1990 to 1997, Mr. Thiagarajan was Chief Financial Officer of Coromandel Garments Limited, an export garment manufacturing company owned by the House of Tata. Mr. Thiagarajan received a B.Com from Loyola College of Madras and is a member of the Institute of Chartered Accountants of India and the Institute of Cost and Works Accountants of India.

   B. Ramalinga Raju is a co-founder of our company and has served as a Director since 1995. Mr. B. Ramalinga Raju has served as the Chairman of the Board of Directors since January 1996. Mr. B. Ramalinga Raju was the Chief Executive Officer of Samrat Spinners Limited, a spinning mill, until 1995. Mr.
B. Ramalinga Raju is the Chief Executive Officer of Satyam Computer Services and is a Director of Satyam Computer Services, Satyam Renaissance Consulting Limited, Satyam Spark Solutions Limited, Vision Compass, Inc., Gouthami Power Limited, Samrat Spinners Limited and Maytas Infra Limited. Mr. B. Ramalinga Raju received an M.B.A. in Business Management from Ohio State University.

   Pranab Barua has served as a Director of Satyam Infoway since April 1999. Mr. Barua has been Chief Executive Officer of Reckitt & Coleman of India Ltd., a toiletries manufacturing company, and Regional Director of Reckitt & Coleman, South Asia since July 1998. Prior to that, Mr. Barua served in various management positions at Brooke Bond India Ltd.

   T.H. Chowdary has served as a Director of our company since February 1996. Mr. Chowdary is a Director of Renaissance Technologies Limited, a software company based in India. Mr. Chowdary retired as the Chief Executive Officer of VSNL, the government-controlled provider of international telecommunications services in India, in 1987.

   Donald Peck has served as a Director of Satyam Infoway since March 1999. Mr. Peck has been with Commonwealth Development Corporation, a UK-based institution investing in developing markets, since 1991. He has been based in India since 1995, initially as head of International Venture Capital Management, or IVCM, and since April 1998 as Chief Executive Officer of CDC Advisors Private Limited, a Commonwealth Development Corporation subsidiary providing advisory services to IVCM. Mr. Peck received a PhD in Latin American Economic History from Oxford University.

   C. Srinivasa Raju has served as a Director of our company since February 1996. From 1994 to 1995, Mr. C. Srinivasa Raju was Chief Executive Officer of Dun & Bradstreet Satyam Software Limited, a software services company based in India. Mr. C. Srinivasa Raju is a Director of Satyam Computer Services, Satyam Renaissance Consulting Limited and Satyam Enterprise Solutions Limited. Mr. C. Srinivasa Raju received an M.S. from Utah State University.

   S. Srinivasan has served as a Director of our company since February 1996. From 1989 to 1995, Mr. Srinivasan was Chief Executive Officer of AT&T India Limited. Mr. Srinivasan received a BE in Engineering and a PG in Management from Madras University.

Board Composition

   Our Articles of Association set the minimum number of directors at two and the maximum number of directors at 12. We currently have seven directors. The Companies Act and our Articles of Association require the following:

  . at least two-thirds of our directors shall be subject to re-election by our shareholders; and

  . at least one-third of our directors who are subject to re-election shall be up for re-election at each annual meeting of our shareholders.

   B. Ramalinga Raju and C. Srinivasa Raju are brothers-in-law. There are no other family relationships between any of the directors or executive officers of our company.

   On February 5, 1999, we entered into a Share Subscription and Shareholders' Agreement, or Shareholders' Agreement, with Satyam Computer Services, South Asia Regional Fund, or SARF, and Mr. B. Ramalinga Raju, the Chairman of our Board of Directors, which was subsequently amended effective September 14, 1999. The Shareholders' Agreement provides, among other things, that:

  . so long as SARF owns at least 7.5% of our issued ordinary share capital, it is entitled to nominate one director to our Board of Directors;

  . so long as Satyam Computer Services owns at least 50.1% of our issued ordinary share capital, it is entitled to nominate four directors to our Board of Directors; and

  . a quorum for a meeting of our Board of Directors shall be no less than three directors.

   SARF's current nominee to our Board of Directors is Mr. Peck. Satyam Computer Services' current nominees to our Board of Directors are Messrs. Ramaraj, B. Ramalinga Raju, T.H. Chowdary and C. Srinivasa Raju.

Board Committees

   The Audit Committee of the Board of Directors reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the recommendation of our independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, the performance of our independent auditors and our accounting practices. The members of the Audit Committee are Messrs. B. Ramalinga Raju, Srinivasan and Peck.

   The Compensation Committee of the Board of Directors determines the salaries, benefits and stock option grants for our employees, consultants, directors and other individuals compensated by our company. The Compensation Committee also administers our compensation plans. The members of the Compensation Committee are Messrs. B. Ramalinga Raju, Ramaraj and Srinivasan.

Item 11. Compensation of Directors and Officers

Director Compensation

   Our Articles of Association provide that each of our directors receives a sitting fee not exceeding Rs.200 for every Board and Committee meeting. In fiscal 2000, we did not pay any fees to our non-employee directors. Mr. Ramaraj, who is employed as our Chief Executive Officer, does not receive any additional compensation for his service on our Board of Directors. Directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings.

   The following table sets forth all compensation awarded to, earned by or paid to R. Ramaraj, our Chief Executive Officer, during the fiscal year ended March 31, 2000 for services rendered in all capacities to us during fiscal 2000. Mr. Ramaraj was appointed Chief Executive Officer of our company in April 1998. None of our other executive officers earned a combined salary and bonus in excess of $100,000 during any of the last three fiscal years. In accordance with the rules of the SEC, other compensation in the form of perquisites and other personal benefits has been omitted because the aggregate amount of such perquisites and personal benefits constituted less than the lesser of $50,000 or 10% of the total of annual salary and bonuses in fiscal 2000. The amounts in the following table are in dollars based on the noon buying rate of Rs.43.65 per dollar on March 31, 2000. The total remuneration received by our officers and directors for their services to us for fiscal 2000 was approximately $313,826.

                                                                  Long-Term
                                                   Annual        Compensation
                                                Compensation        Awards
                                                ------------- ------------------
                                                                    Shares
                                                Salary  Bonus Underlying Options
                                                ------- ----- ------------------
R. Ramaraj, Chief Executive Officer............ $22,914   --        10,000

   There were no option grants to our Chief Executive Officer during the fiscal year ended March 31, 1999. During the fiscal year ended March 31, 2000, 7,500 options with an exercise price of Rs. 350 per equity share and 2,500 options with an exercise price of $135.45 per equity share were granted to Mr. R. Ramaraj.

Item 12. Options to Purchase Securities From Registrant

   We have an Associates Stock Option Plan, or ASOP, which provides for the grant of options to employees of our company. The ASOP was approved by our Board of Directors and our shareholders in March 1999. A total of 825,000 equity shares were reserved for issuance under the ASOP. As of March 31, 2000, we had granted an aggregate of 313,160 options under the ASOP with a weighted average exercise price equal to approximately Rs.2,338.40 per equity share.

   The ASOP is administered by the Compensation Committee of our Board of Directors. Pursuant to the provisions of the ASOP, the Satyam Infoway Associates Trust, or Trust, is allotted options to purchase our equity shares pursuant to resolutions passed at our general meetings. The Trust holds these options for and on behalf of our employees. The Compensation Committee makes recommendations to the Trust regarding employees who should be considered for option grants. On the recommendation of the Compensation Committee, the Trust will advise our company to transfer the options to identified employees, with the right to convert the issued options into our equity shares at the rates indicated in the options. The consideration for transfer of the options will be Rs.1 per option to be paid by the employee before transfer of the options.

   An employee holding options may apply for conversion of the options on a date specified therein which is referred to as the conversion date. The options are not transferable by an employee on or before the conversion date, except to the Trust should the employee cease to be an employee by reason of resignation, dismissal or termination of employment due to reasons of non-performance or otherwise. On exercise of the option, the employee submits a letter of conversion to the Trust for allotment of our equity shares in his or her name. The Trust collects the consideration for conversion arrived at as a product of number of options converted and the conversion price as reduced by the price of the options paid by the employee for the number of options converted by the employee. The equity shares transferred to the employee after conversion from options is the absolute property of the employee and will be held by the employee. Based on recent changes in government policy in India, we expect that participants in the ASOP will be able to receive ADSs upon exercise of their options.

Item 13. Interest of Management in Certain Transactions

   Satyam Computer Services is our parent company. In fiscal 1999 and 2000, we sold an aggregate of Rs.0.4 million and Rs.9.0 million ($0.2 million), respectively, in services to Satyam Computer Services and its affiliates. In fiscal 1998, 1999 and 2000, we purchased an aggregate of Rs.1.4 million, Rs.3.0 million and Rs.Nil million ($0 million), respectively, in software and services from Satyam Computer Services and its affiliates. In addition, we paid an aggregate of Rs.0.8 million in training and consulting fees to Satyam Computer Services in fiscal 1998. We believe that the foregoing transactions with Satyam Computer Services and its affiliates were on terms no less favorable to our company than could have been obtained from independent third parties.

   Since fiscal 1997, Satyam Computer Services had made advances of working capital to us. The aggregate of all advances we received from Satyam Computer Services in fiscal 1997, 1998, 1999 and 2000 were Rs.5.3 million, Rs.5.6 million, Rs.1.3 million and Rs.3.3 (less than $0.1 million), respectively. As of the end of fiscal 1998, 1999 and 2000, our balances payable to Satyam Computer Services were Rs.1.5 million, Rs.4.0 million and Rs.17.1 million ($0.4 million), respectively. In fiscal 1998, we repaid an aggregate of Rs.7.6 million through the issuance to Satyam Computer Services of an aggregate of 756,569 equity shares. In fiscal 1999, we repaid an aggregate of Rs.1.1 million through the issuance to Satyam Computer Services of an aggregate of 108,390 equity shares. As of the end of fiscal 1999 and 2000, we had a balance of Rs.0.2 million and Rs.0.3 million (less than $0.1 million), respectively, in receivables from affiliates of Satyam Computer Services. In fiscal 1998, we placed short-term deposits with Satyam Computer Services at a rate of 18% per annum for periods ranging from three to six months.

   On February 5, 1999, we entered into a Share Subscription and Shareholders' Agreement, or Shareholders' Agreement, with Satyam Computer Services, South Asia Regional Fund, or SARF, and Mr. B. Ramalinga Raju, the Chairman of our Board of Directors, which was subsequently amended effective September 14, 1999. Pursuant to the Shareholders' Agreement, Satyam Computer Services and SARF purchased 750,000 and 3,000,000, respectively, of our equity shares at a price equal to Rs.70 per equity share. The Shareholders' Agreement contains provisions regarding our directors and management. The Shareholders' Agreement granted to SARF registration rights and, in the event of a sale of our equity shares by Satyam Computer Services, "tag-along" rights. The Shareholders' Agreement also granted to Satyam Computer Services and SARF warrants to purchase up to an aggregate of 750,000 of our equity shares. Upon the completion of our initial public offering in October 1999, Satyam Computer Services and SARF exercised these warrants for an exercise price equal to approximately 67% of our initial public offering price, or $3.02 per share, and we issued an aggregate of 150,000 and 600,000 equity shares to Satyam Computer Services and SARF respectively upon exercise of these warrants.

                                    PART II

Item 14. Description of Securities to be Registered

   Not Applicable.

                                    PART III

Item 15. Defaults Upon Senior Securities

   Not Applicable.

Item 16. Changes in Securities and Changes in Security for Registered
Securities

   Not Applicable.

                                    PART IV

Item 17. Financial Statements

   We have elected to provide financial statements pursuant to Item 18 of Form 20-F.

Item 18. Financial Statements

                             SATYAM INFOWAY LIMITED

           ANNUAL REPORT FOR THE FINANCIAL YEAR ENDED MARCH 31, 2000

                                                                     Page Number
                                                                     -----------
Independent Auditors Report.........................................      64

Consolidated Balance Sheets.........................................      65

Consolidated Statement of Operations................................      66

Consolidated Statements of Stockholders' Equity.....................      67

Consolidated Statements of Cash Flows...............................      68

Notes to Consolidated Financial Statements..........................      69

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders

Satyam Infoway Limited

   We have audited the accompanying consolidated balance sheets of Satyam Infoway Limited and IndiaWorld Communications Private Limited ("IndiaWorld") as of March 31, 2000 and March 31, 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Satyam Infoway Limited and IndiaWorld as of March 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States.

   The United States dollar amounts are presented in the accompanying financial statements solely for the convenience of the readers and are arithmetically correct on the basis described in footnote 1(b).

                                          KPMG
                                          Chennai, India

April 7, 2000

                             SATYAM INFOWAY LIMITED

                          CONSOLIDATED BALANCE SHEETS
    (Expressed in Indian Rupees, except share data and as otherwise stated)

                                  March 31, 1999 March 31, 2000  March 31, 2000
                                  -------------- --------------  --------------
                                      (Rs.)          (Rs.)           (US $)
             ASSETS
             ------
Current assets:
 Cash and cash equivalents.......   125,547,453   7,307,624,832   167,414,085
 Accounts receivable, net of
  allowances of Rs. 501,839 and
  Rs. 2,420,628 as of March 31,
  1999 and 2000 .................    45,087,639     245,029,816     5,613,511
 Due from officers and
  employees......................       573,143       6,387,228       146,328
 Inventories.....................     6,758,190      18,184,123       416,589
 Investments.....................           --       22,610,768       518,002
 Deferred tax assets.............           --          113,531         2,601
 Prepaid expenses................    70,329,478     251,537,335     5,762,597
 Other current assets............     3,358,735     166,430,957     3,812,851
                                   ------------  --------------   -----------
   Total current assets..........   251,654,638   8,017,918,590   183,686,564
 Plant and equipment--net........   162,833,876     915,020,689    20,962,673
 Goodwill and other intangible
  assets.........................     8,916,052   1,630,417,553    37,352,063
 Deferred taxes..................           --          268,606         6,154
 Other assets....................    31,483,855      70,378,149     1,612,329
                                   ------------  --------------   -----------
   Total assets..................   454,888,421  10,634,003,587   243,619,783
                                   ============  ==============   ===========

  LIABILITIES AND STOCKHOLDERS'
             EQUITY
  -----------------------------
Current liabilities:
 Current installments of long-
  term debt......................   144,750,000      40,266,667       922,490
 Current installments of capital
  lease obligations..............       596,740       2,104,379        48,210
 Trade accounts payable..........    17,275,480     170,587,041     3,908,065
 Due to parent company...........     3,980,370      17,114,393       392,082
 Accrued expenses................    19,028,671      66,613,282     1,526,077
 Deferred revenue................    71,506,440     150,494,236     3,447,749
 Taxes payable...................           --        2,285,000        52,348
 Deferred tax liability..........           --        5,611,551       128,558
 Advances from customers.........    11,747,346      20,652,522       473,139
 Other current liabilities.......     4,476,322      38,670,073       885,912
                                   ------------  --------------   -----------
   Total current liabilities.....   273,361,369     514,399,144    11,784,630
Non-current liabilities:
 Long-term debt, excluding
  current installments...........   113,750,000     168,860,111     3,868,502
 Capital lease obligations,
  excluding current
  installments...................       159,244       4,305,547        98,638
 Other liabilities...............           --       10,300,000       235,968
                                   ------------  --------------   -----------
   Total liabilities.............   387,270,613     697,864,802    15,987,738
                                   ------------  --------------   -----------
Minority interest................           --        8,298,211       190,108
Stockholders' equity:
 Common stock, Rs. 10 par value;
  25,000,000, and 25,000,000
  Equity Shares authorized as of
  March 31, 1999 and 2000;
  Issued and outstanding Equity
  Shares--15,750,000 and
  22,249,425 as of March 31,
  1999 and 2000..................   157,500,000     222,494,250     5,097,234
 Additional paid-in capital......   226,636,200  10,520,953,486   241,029,862
 Deferred Compensation--Employee
  Stock Offer Plan...............    (1,581,249)   (120,224,615)   (2,754,287)
 Accumulated deficit.............  (314,937,143)   (696,833,862)  (15,964,121)
 Accumulated other comprehensive
  income.........................           --        1,451,315        33,249
                                   ------------  --------------   -----------
   Total stockholders' equity....    67,617,808   9,927,840,574   227,441,937
                                   ------------  --------------   -----------
   Total liabilities and
    stockholders' equity.........   454,888,421  10,634,003,587   243,619,783
                                   ============  ==============   ===========

          See accompanying notes to consolidated financial statements.

                             SATYAM INFOWAY LIMITED

                     CONSOLIDATED STATEMENTS OF OPERATIONS
    (Expressed in Indian Rupees, except share data and as otherwise stated)

                             1998          1999          2000         2000
                         ------------  ------------  ------------  -----------
                            (Rs.)         (Rs.)         (Rs.)        (US $)
Revenues:                   6,805,020   103,343,832   671,024,560   15,372,842
  Cost of revenues......  (19,497,654)  (63,651,265) (293,730,960)  (6,729,232)
                         ------------  ------------  ------------  -----------
    Gross
     profit/(loss)......  (12,692,634)   39,692,567   377,293,600    8,643,610
                         ------------  ------------  ------------  -----------
Operating expenses:
  Selling, general and
   administrative
   expenses.............   80,399,677   200,212,761   703,113,876   16,107,993
  Amortisation of
   goodwill.............          --            --    115,992,480    2,657,331
  Amortisation of
   deferred stock
   compensation
   expense..............          --         68,751    20,626,826      472,550
                         ------------  ------------  ------------  -----------
    Total operating
     expenses...........   80,399,677   200,281,512   839,733,182   19,237,874
                         ------------  ------------  ------------  -----------
Operating loss..........  (93,092,311) (160,588,945) (462,439,582) (10,594,263)
Other (expense)/income,
 net....................   (7,498,053)  (26,786,720)   77,265,670    1,770,118
                         ------------  ------------  ------------  -----------
Loss before taxes....... (100,590,364) (187,375,665) (385,173,912)  (8,824,145)
Income taxes............          --            --      1,478,082       33,862
Minority Interest.......          --            --      1,799,111       41,217
                         ------------  ------------  ------------  -----------
    Net loss............ (100,590,364) (187,375,665) (381,896,719)  (8,749,066)
                         ============  ============  ============  ===========
Net loss per share......      (121.66)       (17.31)       (20.59)       (0.47)
                         ============  ============  ============  ===========
Weighted Equity Shares
 used in computing loss
 per equity share.......      826,805    10,824,826    18,545,399   18,545,399


          See accompanying notes to consolidated financial statements.

                            SATYAM INFOWAY LIMITED

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
    (Expressed in Indian Rupees, except share data and as otherwise stated)

                                                                                          Deferred
                      Common stock        Additional      Accumulated        Other     compensation--
                 ----------------------    paid in      deficit during   comprehensive employee stock Accumulated
                   Shares    Par value     capital     development stage    income       offer plan     deficit
                 ---------- ----------- -------------- ----------------- ------------- -------------- ------------
Balance as of
 March 31,
 1997...........        230       2,300            --     (26,971,114)                           --            --
Common stock
 issued to the
 parent
 Company........  7,500,000  75,000,000            --             --                             --            --
Net loss........        --          --             --    (100,590,364)                           --            --
                 ---------- ----------- --------------   ------------      ---------    ------------  ------------
Balance as of
 March 31,
 1998...........  7,500,230  75,002,300            --    (127,561,478)                           --            --
Deficit
 transfer.......        --          --             --     127,561,478                            --   (127,561,478)
Common stock
 issued to the
 parent
 Company........  4,879,770  48,797,700     44,986,200            --                             --            --
Other issuance
 of common
 stock..........  3,370,000  33,700,000    180,000,000            --                             --            --
Net loss........        --          --             --             --                             --   (187,375,665)
Compensation
 related to
 stock option
 grants.........        --          --       1,650,000            --                      (1,650,000)          --
Amortisation of
 compensation
 related to
 stock option
 grants.........        --          --             --             --                          68,751           --
                 ---------- ----------- --------------   ------------      ---------    ------------  ------------
Balance as of
 March 31,
 1999........... 15,750,000 157,500,000    226,636,200                                    (1,581,249) (314,937,143)
Deficit
 transfer.......        --          --             --             --                             --            --
Common stock
 issued to the
 parent
 Company........    150,000   1,500,000     76,620,000
Common stock
 issued during
 the period.....  6,349,425  63,494,250 10,078,427,094            --                             --            --
Net loss........        --          --             --             --                             --   (381,896,719)
Compensation
 related to
 stock option
 grants.........        --          --     139,270,192            --                    (139,270,192)          --
Amortisation of
 compensation
 related to
 stock option
 grants.........        --          --             --             --                      20,626,826           --
Other
 comprehensive
 income, net of
 tax............                                                           1,451,315
                 ---------- ----------- --------------   ------------      ---------    ------------  ------------
Balance as of
 March 31,
 2000........... 22,249,425 222,494,250 10,520,953,486            --       1,451,315    (120,224,615) (696,833,862)
Balance as of
 March 31, 2000
 (in US$)....... 22,249,425   5,097,234    241,029,862            --          33,249      (2,754,287)  (15,964,121)
                     Total
                 stockholders'
                     equity
                 ---------------
Balance as of
 March 31,
 1997...........    (26,968,814)
Common stock
 issued to the
 parent
 Company........     75,000,000
Net loss........   (100,590,364)
                 ---------------
Balance as of
 March 31,
 1998...........    (52,559,178)
Deficit
 transfer.......            --
Common stock
 issued to the
 parent
 Company........     93,783,900
Other issuance
 of common
 stock..........    213,700,000
Net loss........   (187,375,665)
Compensation
 related to
 stock option
 grants.........            --
Amortisation of
 compensation
 related to
 stock option
 grants.........         68,751
                 ---------------
Balance as of
 March 31,
 1999...........     67,617,808
Deficit
 transfer.......            --
Common stock
 issued to the
 parent
 Company........     78,120,000
Common stock
 issued during
 the period..... 10,141,921,344
Net loss........   (381,896,719)
Compensation
 related to
 stock option
 grants.........            --
Amortisation of
 compensation
 related to
 stock option
 grants.........     20,626,826
Other
 comprehensive
 income, net of
 tax............      1,451,315
                 ---------------
Balance as of
 March 31,
 2000...........  9,927,840,574
Balance as of
 March 31, 2000
 (in US$).......    227,441,938

         See accompanying notes to consolidated financial statements.

                             SATYAM INFOWAY LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
    (Expressed in Indian Rupees, except share data and as otherwise stated)

                             1998          1999           2000          2000
                         ------------  ------------  --------------  -----------
                            (Rs.)         (Rs.)          (Rs.)         (US $)
Net loss...............  (100,590,364) (187,375,665)   (381,896,719)  (8,749,066)
Adjustments to
 reconcile net loss to
 net cash provided by
 operating activities:
  Depreciation and
   amortization........    19,383,346    49,162,603     262,508,987    6,013,952
  Profit on sale of
   investments.........           --            --          (99,150)      (2,271)
  Deferred income tax..           --            --       (1,692,667)     (38,778)
  Loss on sale of plant
   and equipment.......           --         37,627             --           --
  Minority interest....           --            --        1,799,111       41,217
  Changes in assets and
   liabilities:........
   Accounts receivable
    (net)..............    (1,945,483)  (43,142,156)   (197,068,286)  (4,514,737)
   Inventories.........           --     (6,758,190)    (11,425,933)    (261,762)
   Prepaid expenses....    (9,398,921)  (79,728,399)   (181,207,857)  (4,151,382)
   Other assets........    (4,018,636)   (4,200,261)   (198,392,290)  (4,545,070)
   Due to parent
    company............     1,508,887     1,387,583      13,134,023      300,894
   Accrued expenses....       942,352    15,343,146      46,396,789    1,062,928
   Deferred revenue....           --     71,506,440      77,966,976    1,786,185
   Trade accounts
    payable............    15,471,302     1,804,178     153,311,561    3,512,292
   Taxes payable.......           --            --       (3,170,749)     (72,640)
   Advances from
    customers..........     1,641,292    10,106,054       7,527,467      172,451
   Due from officers
    and employees......       (26,961)     (577,841)     (5,814,085)    (133,198)
   Other liabilities...     3,082,704     1,047,118      44,184,571    1,012,247
                         ------------  ------------  --------------  -----------
     Net cash used in
      operating
      activities.......   (73,950,482) (171,387,763)   (373,938,251)  (8,566,738)
                         ------------  ------------  --------------  -----------
Cash flows from
 investing activities:
  Expenditure on plant
   and equipment.......   (65,172,385) (146,134,547)   (867,444,719) (19,872,731)
  Expenditure on
   license fee.........   (11,897,250)          --              --           --
  Expenditure on
   investment..........           --            --       (5,424,093)    (124,263)
  Purchase
   consideration for
   acquisition.........           --            --   (1,738,824,931) (39,835,624)
  Proceeds from sale of
   plant and
   equipment...........           --        135,000             --           --
                         ------------  ------------  --------------  -----------
     Net cash used in
      investing
      activities.......   (77,069,635) (145,999,547) (2,611,693,743) (59,832,618)
                         ------------  ------------  --------------  -----------
Cash flows from
 financing activities:
  Principal payments of
   long-term debt......      (860,000)          --     (157,833,333)  (3,615,884)
  Proceeds from
   issuance of long-
   term debt...........   122,000,000   136,500,000     107,551,435    2,463,949
  Principal payments
   under capital lease
   obligations.........    (1,701,265)  (12,044,704)     (2,050,073)     (46,967)
  Net proceeds from
   issuance of common
   stock...............    38,453,000   307,483,900  10,220,041,344  234,136,113
  Due to parent
   company.............     1,557,559     1,083,900             --           --
                         ------------  ------------  --------------  -----------
     Net cash provided
      by financing
      activities.......   159,449,294   433,023,096  10,167,709,373  232,937,211
                         ------------  ------------  --------------  -----------
Net increase in cash
 and cash equivalents..     8,429,177   115,635,786   7,182,077,379  164,537,855
Cash and cash
 equivalents at the
 beginning of the
 year..................     1,482,490     9,911,667     125,547,453    2,876,230
                         ------------  ------------  --------------  -----------
Cash and cash
 equivalents at the end
 of the year...........     9,911,667   125,547,453   7,307,624,832  167,414,085
                         ============  ============  ==============  ===========
Supplementary
 Information:
  Cash paid towards
   interest............    11,307,320    27,754,615      26,356,467      603,814
  Cash paid towards
   taxes...............                                     425,000        9,737
Supplemental schedule
 of non cash financing
 activity:
  Additional common
   stock issued upon
   conversion of
   amounts payable to
   parent company......     7,565,690     1,083,900             --           --
  Capital leases.......    14,156,489       161,443       7,704,015      176,495

          See accompanying notes to consolidated financial statements.

                             SATYAM INFOWAY LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Expressed in Indian Rupees, except share data and as otherwise stated)

1. Summary of Significant Accounting Policies

 (a) Description of Business

   Satyam Infoway Limited ("Satyam" or the "Company") was incorporated on December 12, 1995 in Chennai, India with the objective of offering electronic commerce and Internet/intranet based solutions. Prior to April 1, 1998, the Company was in the development stage and its primary activities included raising capital, developing strategic alliances, developing, deploying and certifying its network, acquiring plant and equipment and other operating assets and identifying markets.

   The Company commenced its Internet service operations on November 22, 1998, consequent to the privatization of Internet services by the Government of India.

   The Company is a majority owned subsidiary of Satyam Computer Services Limited ("Satyam Computer Services").

 (b) Basis of Preparation of Financial Statements

   The accompanying financial statements have been prepared in Indian Rupees (Rs.), the national currency of India. Solely for the convenience of the reader, the financial statements as of and for the year ended March 31, 2000 have been translated into United States dollars at the noon buying rate in New York City on March 31, 2000 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of US$1 = Rs.43.65. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or at any other certain rate on March 31, 2000 or at any other date.

   The financial statements of the Company have been consolidated with the accounts of IndiaWorld Communications from December 1, 1999 (See Note 19). All significant inter-company balances have been eliminated.

 (c) Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 (d) Cash, Cash Equivalents and Short-term Investments

   The Company considers all highly liquid investments with original maturities, at the date of purchase/ investment, of three months or less to be cash equivalents. Cash and cash equivalents currently consist of cash and cash on deposit with banks.

 (e) Revenue Recognition

   Revenues from corporate network services which include providing e-commerce solutions, electronic data interchange and other network based services are recognized upon actual usage of such services by customers and is based on either the time for which the network is used or the volume of data transferred or both. The

                             SATYAM INFOWAY LIMITED

Company enters into contracts with its corporate customers for the use of its networks on both a time and usage basis. In accordance with the terms of these contracts, customers are allowed to transmit certain volumes of data free of cost through the Company's networks. No revenues are recognized for such data transfers. Data transfers above the minimum exempt volumes are charged to customers at specified rates. Customers also receive the right to use the Company's networks free of cost for specified periods of time. No revenues are recognized for such exempt periods of time. Network usage over and above the exempt periods of time are billed to customers at agreed rates. The Company recognizes such revenues based on actual usage of the networks by customers both in terms of time and data transferred.

   Revenues from web-site design and development are recognized upon completion of the project once the customer's web links are commissioned and available on the world-wide-web. Revenues from web-site hosting are recognized ratably over the period for which the site is hosted.

   Internet access is sold to customers for a specified number of hours, which is to be utilized within a specified period of time. Customers purchase a CD ROM that allows them to access the Internet. The amounts received from customers on the sale of these CD ROMs are not refundable. The Company recognizes revenue based on usage by the customer over the specified period. At the end of the specified time frame, the remaining unutilized hours, if any, are recognized as revenue. Electronic mail access is sold to customers for a specified period of time over which the related revenue is recognized.

   Revenues from banner advertisements are recognized ratably over the period in which the advertisement is displayed, provided that no significant Company obligations remain at the end of the period and the collection of the related receivable is probable. Revenues from sponsorship contracts are recognized ratably over the period in which the sponsors' advertisements are displayed provided no significant Company obligations remain at the end of the period and collection of the resulting receivable is probable. Revenues from electronic commerce transactions are recognized when the transaction is completed provided there are no significant remaining Company obligations and collection of the resulting receivable is probable.

   Revenues from agreements to provide dial up access services through the Company's Internet network are recognized on the basis of usage of the network by customers.

   Revenues from the sale of communication hardware and software is recognized when the sale is complete with the passing of title.

 (f) Inventories

   Inventories are stated at the lower of cost or market value. Cost is determined using the first-in, first-out method for all classes of inventories other than CD ROMs used for Internet service activities for which the weighted average method is used to determine cost.

                             SATYAM INFOWAY LIMITED

 (g) Plant and Equipment

   Plant and equipment are stated at cost. Plant and equipment under capital leases are stated at the present value of minimum lease payments. The Company computes depreciation for all plant and equipment using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the shorter of the primary lease period or estimated useful life of the asset. The estimated useful lives of assets are as follows:

     Buildings........................................................ 28 years
     Plant and machinery..............................................  5 years
     Computer equipment...............................................  2 years
     Office equipment.................................................  5 years
     Furniture and fixtures...........................................  5 years
     Vehicles.........................................................  5 years
     System software..................................................  3 years

   The Company purchases certain application software for internal use. It is estimated that such software has a relatively short useful life, usually less than one year. The Company, therefore, charges to income the cost of acquiring such software, entirely at the time of acquisition. Deposits paid towards the acquisition of plant and equipment outstanding at each balance sheet date and the cost of plant and equipment not put to use before such date are disclosed under Construction-in-progress.

 (h) Intangible Assets

   Intangible assets consist of goodwill and licensing fees for certain rights associated with propriety electronic commerce technology. Goodwill is amortized over a 5 year period. The licensing fee is amortized over the license period of 5 years.

 (i) Earnings Per Share

   In accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the results would be anti-dilutive.

 (j) Income Taxes

   Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced by a valuation allowance for any tax benefits of which future realization is uncertain.

 (k) Retirement Benefits to Employees

   Provident fund: In accordance with Indian law, all employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and employer each make monthly contributions to the

                             SATYAM INFOWAY LIMITED
plan equal to 12% of the covered employee's basic salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.679,830, Rs.2,122,963 and Rs.5,999,148 (US$ 137,438) to
the provident fund in fiscal 1998, 1999 and 2000, respectively.

   Gratuity: In addition to the above benefits, the Company provides for gratuity, a defined benefit retirement plan (the "Gratuity Plan") covering all employees. The Gratuity Plan commenced on April 1, 1997. The plan provides a lump sum payment to vested employees at retirement or termination of employment in an amount based on the respective employee's salary and the years of employment with the Company. The Company contributes each year to a gratuity fund maintained by the Life Insurance Corporation of India ("LIC") as required by the LIC on the basis of its actuarial valuations. No additional contributions are required to be made by the Company in excess of the unpaid contributions to the plan. The Company believed the LIC to have assumed the liability to settle all obligations arising under the plan, without recourse to the Company, and accordingly recognized expenses on the basis of its annual contributions. The Company contributed and expensed Rs.313,733, Rs.319,606 and Rs.351,600 (US$ 8,055) in fiscal 1998, 1999 and 2000, respectively. The Company has since learned that the ultimate responsibility for these obligations may remain with the Company, and that accounting for these obligations will be required to conform with SFAS No. 87, Employers' Accounting for Pensions, and SFAS No. 132, Employers' Disclosure about Pension and Other Postretirement Benefits. The Company has assessed the impact of these accounting standards and determined that they do not have a material impact on its financial statements.

 (l) Stock-based Compensation

   The Company uses the intrinsic value-based method of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, to account for its employee stock-based compensation plan. The Company has therefore adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

 (m) Impairment of Long Lived Assets and Long Lived Assets to be Disposed of

   The Company reviews its long-lived assets and certain intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

                            SATYAM INFOWAY LIMITED

 (n) Reclassifications

   Certain prior years' amounts have been reclassified to conform to the current year's presentation.

2. Cash and Cash Equivalents

   The cost and fair values for cash and cash equivalents as of March 31, 1999 and 2000 are set out below.

                                                     March 31,
                                    March 31, 1999     2000      March 31, 2000
                                    -------------- ------------- --------------
                                        (Rs.)          (Rs.)         (US$)
     Cost and fair values
       Cash and cash equivalents...  125,547,453   7,307,624,832  167,414,085

   Cash and cash equivalents include deposits of Rs.7,261,200 and Rs.8,422,605 (US$ 192,958) as of March 31, 1999 and March 31, 2000, respectively placed in "No-charge-no-lien" accounts as security towards performance guarantees issued by the Company's bankers on the Company's behalf. The Company cannot utilize these amounts until the guarantees are discharged or revoked. Cash and cash equivalents as of March 31, 1999 and 2000 also include deposits of Rs.115,000,000 and Rs.7,243,241,975 (US$ 165,939,106) placed with banks as short-term deposits.

3. Inventories

   Inventories consist of the following:

                                   March 31, 1999 March 31, 2000 March 31, 2000
                                   -------------- -------------- --------------
                                       (Rs.)          (Rs.)          (US$)
     CD-ROMs......................     120,192       1,092,823       25,036
     Communication hardware.......   3,288,496      13,684,371      313,502
     Application software.........   3,349,502       2,715,729       62,216
     Others.......................         --          691,200       15,835
                                     ---------      ----------      -------
                                     6,758,190      18,184,123      416,589
                                     =========      ==========      =======

4. Other Current Assets

   Other current assets consist of the following:

                                   March 31, 1999 March 31, 2000 March 31, 2000
                                   -------------- -------------- --------------
                                       (Rs.)          (Rs.)          (US$)
     Withholding taxes............         --        6,215,462       142,393
     Advance for expenses.........   1,617,959      18,580,461       425,669
     Prepaid telephone rentals....     296,250         321,750         7,371
     Advance tax payments.........     959,516         425,000         9,737
     Due from associate company...     190,104         276,864         6,343
     Other advances...............     294,906     140,611,420     3,221,338
                                     ---------     -----------     ---------
                                     3,358,735     166,430,957     3,812,851
                                     =========     ===========     =========

                             SATYAM INFOWAY LIMITED

4. Other Current Assets (continued)

   Other advances include US$ 1 million (approximately, Rs.43.65 million) for the acquisition of a website and Rs.25 million for certain web publication rights.

5. Plant and Equipment

   Plant and equipment consist of the following:

                                          March 31,     March 31,    March 31,
                                            1999          2000          2000
                                         -----------  -------------  ----------
                                            (Rs.)         (Rs.)        (US$)
     Building...........................         --     153,221,858   3,510,237
     Leasehold improvements.............   6,164,699     22,718,045     520,459
     Plant and machinery................ 101,558,254    556,508,336  12,749,332
     Computer equipment.................  72,577,533    158,818,994   3,638,465
     Office equipment...................   1,727,654      5,758,376     131,922
     Furniture and fixtures.............   7,665,644     15,544,158     356,109
     Vehicles...........................     161,443     12,198,391     279,459
     System software....................  20,022,142     26,388,590     604,550
     Construction-in-progress...........  18,977,088    157,108,813   3,599,285
                                         -----------  -------------  ----------
                                         228,854,457  1,108,265,561  25,389,818
     Accumulated depreciation........... (66,020,581)  (193,244,872) (4,427,145)
                                         -----------  -------------  ----------
                                         162,833,876    915,020,689  20,962,673
                                         ===========  =============  ==========

   Depreciation expense amounted to Rs.18,781,598, Rs.46,714,402 and Rs.123,496,460 (US $2,829,243) for fiscal years 1998, 1999 and 2000, respectively.

6. License fees

   License fees as of March 31, 1999 and 2000, net of accumulated amortization of Rs. 2,981,198 and Rs.5,374,419 (US $123,125) respectively amounted to Rs.8,916,052 and Rs.6,522,831 (US $149,435) respectively. Amortization expenses amounted to Rs.601,748, Rs.2,379,450 and Rs.2,393,221 for 1998, 1999 and 2000,
respectively.

                             SATYAM INFOWAY LIMITED

7. Leases

   The gross amount and related accumulated amortization recorded under capital leases are:

                                              March 31,   March 31,   March 31,
                                                1999         2000       2000
                                             -----------  ----------  ---------
                                                (Rs.)       (Rs.)       (US$)
     Computer equipment.....................  14,156,489   1,649,789    37,796
     Vehicles...............................     161,443   7,865,458   180,194
                                             -----------  ----------   -------
       Total................................  14,317,932   9,515,247   217,990
                                             ===========  ==========   =======
     Accumulated depreciation............... (10,628,548) (2,418,009)  (55,395)

   Depreciation on assets held under capital leases is included in total depreciation expense.

   Future minimum capital lease payments as of March 31, 2000 are:

                                                               March 31, 2000
                                                              -----------------
                                                                (Rs.)    (US$)
     2001.................................................... 2,899,339  66,422
     2002.................................................... 2,732,880  62,609
     2003.................................................... 1,270,040  29,096
     2004....................................................   633,528  14,514
     2005....................................................   507,838  11,634
                                                              --------- -------
       Total minimum lease payments.......................... 8,043,625 184,275
     Less: Amount representing interest...................... 1,633,699  37,427
                                                              --------- -------
       Present value of net minimum capital lease payments... 6,409,926 146,848
     Less: Current installments of obligations under capital
      leases................................................. 2,104,379  48,210
                                                              --------- -------
         Obligations under capital leases, excluding current
          installments....................................... 4,305,547  98,638
                                                              ========= =======

8. Other Assets

     Other assets consist of the following:

                                               March 31,  March 31,  March 31,
                                                  1999       2000      2000
                                               ---------- ---------- ---------
                                                 (Rs.)      (Rs.)      (US$)
     Rent and maintenance deposits............  8,239,345 27,297,329   625,368
     Telephone deposits....................... 17,308,000 29,819,299   683,145
     Other deposits...........................    392,197  3,345,277    76,638
     Prepaid telephone rentals................  5,307,313  5,372,751   123,088
     Staff advances recoverable after one
      year....................................    237,000  4,543,493   104,090
                                               ---------- ---------- ---------
                                               31,483,855 70,378,149 1,612,329
                                               ========== ========== =========

                             SATYAM INFOWAY LIMITED

9. Long-term Debt

   Long-term debt consists of the following:

                                          March 31,     March 31,   March 31,
                                             1999         2000        2000
                                         ------------  -----------  ---------
                                            (Rs.)         (Rs.)       (US$)
     Unsecured debentures...............  122,000,000          --         --
     Term loan from Export Import Bank
      of India..........................  136,500,000  100,666,667  2,306,224
     Non-convertible debentures.........          --   107,500,000  2,462,772
     Others.............................          --       960,111     21,996
                                         ------------  -----------  ---------
       Total long-term debt.............  258,500,000  209,126,778  4,790,992
     Less: Current installments......... (144,750,000) (40,266,667)  (922,490)
                                         ------------  -----------  ---------
     Long-term debt, excluding current
      installments......................  113,750,000  168,860,111  3,868,502
                                         ============  ===========  =========

   In June 1998, the Company obtained a facility from the Export Import Bank of India for a term loan of Rs.215,000,000. This term loan is secured by a first charge on the fixed assets (both present and future) of the Company and is also guaranteed by Satyam Computer Services. The loan carries an interest rate of 15.5% per annum and will be repaid in six equal half-yearly installments commencing on December 20, 1999.

   In March 2000, the Company issued 1,075,000, 13% secured redeemable, non-convertible debentures ("NCDs") of Rs.100 each to IDBI Bank Ltd. The NCDs are secured by the buildings of the Company and are redeemable at cost in March 2002.

   Aggregate maturities of long-term debt for each of the years subsequent to March 31, 2000 are as follows: March 31, 2001--Rs.40,266,667, March 31, 2002--
Rs 147,766,667 and March 31, 2003--Rs.21,093,444.

10. Income Taxes

   The provision for income tax comprises:

                                       March 31, March 31, March 31,   March 31,
                                         1998      1999       2000       2000
                                       --------- --------- ----------  ---------
                                         (Rs.)     (Rs.)     (Rs.)      (US $)
     Current taxes:
       Domestic taxes.................    --        --     (3,170,749)  (72,640)
     Deferred taxes:
       Domestic taxes.................    --        --      1,692,667    38,778
       Aggregate taxes................    --        --     (1,478,082)  (33,862)

                             SATYAM INFOWAY LIMITED

   The tax effects of significant temporary differences that resulted in deferred tax assets and description of the financial statement items that created these differences are:

                                         March 31,     March 31,    March 31,
                                            1999          2000         2000
                                        ------------  ------------  ----------
                                           (Rs.)         (Rs.)        (US $)
     Deferred tax assets:
       Operating loss carry forwards..    95,590,394   241,148,618   5,524,596
       Plant and equipment and
        intangibles...................     5,807,119       268,606       6,154
       Deferred revenues..............           --        113,531       2,601
       Provision for doubtful
        receivables...................           --        738,734      16,924
                                        ------------  ------------  ----------
         Total deferred tax assets....   101,397,513   242,269,489   5,550,275
     Less: Valuation allowance........  (101,397,513) (205,744,300) (4,713,501)
                                        ------------  ------------  ----------
     Net deferred tax asset...........           --     36,525,189     836,774
                                        ------------  ------------  ----------
     Deferred tax liabilities:
       Plant and equipment............           --     36,143,052     828,019
       Investments....................           --      5,611,551     128,558
                                        ------------  ------------  ----------
         Total deferred tax
          liability...................                  41,754,603     956,577
                                        ------------  ------------  ----------
         Net deferred tax liability...           --      5,229,414     119,803
                                        ============  ============  ==========

   In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management presently believes that it is more likely than not the Company will not realize the benefit of these deductible differences. Under Indian law, loss carry-forwards from a particular year may be used to offset taxable income over the next eight years.

                            March 31,     March 31,     March 31,    March 31,
                               1998          1999          2000         2000
                           ------------  ------------  ------------  ----------
                              (Rs.)         (Rs.)         (Rs.)        (US$)
Net income before taxes..  (100,590,364) (187,375,665) (385,173,912) (8,824,145)
Enacted tax rates in
 India...................            35%           35%         38.5%       38.5%
Computed expected tax
 expense.................   (35,206,627)  (65,581,483) (148,291,957) (3,397,296)
Tax disallowances........       164,481        24,063    52,598,469   1,205,005
Valuation allowance......    36,524,390    64,873,123   104,346,787   2,390,533
Others...................    (1,482,244)      684,297        10,874         249
Effect of tax rate
 change..................           --            --    (10,142,255)   (232,354)
                           ------------  ------------  ------------  ----------
  Total income tax
   expense/(benefit).....           --            --     (1,478,082)    (33,863)
                           ============  ============  ============  ==========

                            SATYAM INFOWAY LIMITED

11. Common Stock

   Dividends: Should the Company declare and pay dividends, such dividends will be paid in Indian rupees.

   Indian law mandates that any dividend can be declared out of distributable profits only after the transfer of up to 10% of net income computed in accordance with current regulations to a general reserve. Also, the remittance of dividends outside India is governed by Indian law on foreign exchange. Such dividend payments are also subject to applicable withholding taxes.

12. Warrants

   In fiscal 1999, the Company entered into an agreement with Satyam Computer Services and the South Asia Regional Fund ("SARF"). Under the terms of this agreement, the Company agreed to issue warrants to Satyam Computer Services and SARF entitling them to acquire equity shares at a minimum price of the higher of: (a) 66% of the fair market value of a share as determined by three merchant bankers acceptable to shareholders, and (b) par value of the shares subscribed. These warrants are exercisable anytime: (a) between June 30, 2001 through June 30, 2003; or (b) if the Company decides to sell any of its shares prior to June 30, 2001; or (c) on a date not later than the date on which the Company files an application for listing or petitions for voluntary liquidation. During the fiscal year ended March 31, 1999, the Company had issued warrants to acquire 150,000 and 600,000 equity shares to Satyam Computer Services and SARF respectively all of which were exercised in October 1999 at a price of US$ 12 per equity share.

13. Other Expense, net

   Other expense, net, consists of the following:

                            March 31,   March 31,    March 31,    March 31,
                               1998        1999         2000         2000
                            ----------  ----------  ------------  ----------
                              (Rs.)       (Rs.)        (Rs.)        (US$)
   Interest expense........ 11,307,320  27,754,615    30,539,436     699,643
   Other finance charges...        --          --      1,691,010      38,740
   Interest income......... (3,809,267)   (609,020) (106,181,794) (2,432,572)
   Internet management
    fees...................        --          --     (2,400,000)    (54,982)
   Others..................        --     (358,875)     (914,322)    (20,947)
                            ----------  ----------  ------------  ----------
                             7,498,053  26,786,720   (77,265,670) (1,770,118)
                            ==========  ==========  ============  ==========

                             SATYAM INFOWAY LIMITED

14. Commitments and Contingencies

   The Company had outstanding performance guarantees for various statutory purposes totaling Rs.22,144,000 and Rs.23,057,400 (US $528,234) as of March 31,
1999 and March 31, 2000, respectively. These guarantees are generally provided to government agencies, primarily the Telegraph Authority, as security for compliance with and performance of terms and conditions contained in the Internet Service Provider license granted to the Company, and Videsh Sanchar Nigam Limited, towards the supply and installation of an electronic commerce platform, respectively. These guarantees may be invoked by the governmental agencies if they suffer any losses or damage by reason of breach of any of the covenants contained in the license.

   As of March 31, 2000, the Company had contractual commitments of Rs.100,277,215 (US $2,297,302) for capital expenditures relating to new network infrastructure.

15. Related Party Transactions

   An analysis of transactions with Satyam Computer Services is set out below.

                                          March 31,    March 31,   March 31,
                                            1999         2000         2000
                                         -----------  -----------  ----------
                                            (Rs.)        (Rs.)       (US$)
   Balance at beginning of the year.....   1,508,887    3,980,370      91,188
   Advances received towards working
    capital.............................   1,308,714    3,295,326      75,494
   Advance received against equity......  92,700,000   78,120,000   1,789,691
   Allocation of facilities costs.......     636,747    5,912,529     135,453
   Expenses incurred on behalf of the
    Company.............................     809,922    3,926,168      89,947
   Purchases from Satyam Computer
    Services............................     800,000          --          --
   Allotment of equity.................. (93,783,900) (78,120,000) (1,789,691)
   Interest income received.............         --           --          --
                                         -----------  -----------  ----------
     Balance at the end of the year.....   3,980,370   17,114,393     392,082
                                         ===========  ===========  ==========

   Advance against equity represents interest free advances received from the Company's parent company, Satyam Computer Services, to be adjusted against subsequent issues of common stock. There are no other terms against which such advances have been made. The Company received temporary advances from Satyam Computer Services to meet its working capital requirements in fiscal 1998 through 2000. Of these, advances amounting to Rs.7,565,690 and Rs.1,083,900 were settled by the issue of 756,569 and 108,390 equity shares of Rs.10 each in fiscal 1998 and 1999 respectively.

   The Company made sales to Satyam Computer Services for cash amounting to Rs.390,000 (US $8,963) and Rs.9,039,000 (US $207,745) during the year March 31,
1999 and year ended March 31, 2000 respectively.

   Particulars of significant related transactions with other affiliated companies are set out below.

                              March 31, 1998 March 31, 1999 March 31, 2000 March 31, 2000
                              -------------- -------------- -------------- --------------
                                  (Rs.)          (Rs.)          (Rs.)          (US$)
     Sales to affiliates.....      --            45,000          --             --
     Purchases of
      software/cables from
      affiliates.............   1,370,938       800,000          --             --

   No interest is charged by Satyam Computer Services on the balances payable to them.

                             SATYAM INFOWAY LIMITED

   No amounts were receivable from Satyam Computer Services as of March 31, 1999 and March 31, 2000. Included in other current assets is an amount of Rs.190,104 and Rs.276,864 (US $6,343) receivable from affiliates as of March 31, 1999 and 2000 respectively. No other amounts were receivable from or payable to affiliates as of March 31, 1999 and 2000.

   The Company grants interest free advances to officers and employees. Such loans are repayable over fixed periods ranging from one to sixty months. As of March 31, 1999 and 2000, the amounts recoverable from officers and employees were Rs.810,143 and Rs.8,348,540 (US $191,261) respectively, of which Rs.573,143 and Rs.3,805,047 (US $87,172) respectively were recoverable within one year from those dates.

16. Segment Reporting

   In accordance with the provisions of SFAS 131, Disclosures about Segments of an Enterprise and Related Information, the Company has determined that it has three operating segments:

  . Internet Access Services, providing Internet access services to subscribers;

  . Corporate Services, providing dial up and dedicated Internet access, e-commerce, electronic data interchange, e-mail and other messaging services, virtual private networks, and web based solutions to businesses, web page hosting to individuals; and

  . Online Portal Services, operating an Internet portal and offering related content sites.

   These operating segments were identified from the structure of the Company's internal organization. Currently, the chief operating decision-maker of the Company receives and reviews information relating to segment revenues only. Products and services revenues are presented below.

                               March 31, 1998 March 31, 1999 March 31, 2000 March 31, 2000
                               -------------- -------------- -------------- --------------
                                   (Rs.)          (Rs.)          (Rs.)          (US$)
     Internet access
      services...............          --       13,310,800    352,224,060      8,069,280
     Corporate services......    6,805,020      89,973,032    285,156,590      6,532,797
     Online portal services..          --           60,000     33,643,910        770,765
                                 ---------     -----------    -----------     ----------
     Revenues................    6,805,020     103,343,832    671,024,560     15,372,842
                                 =========     ===========    ===========     ==========

   SFAS 131 also requires that an enterprise report a measure of profit or loss and total assets for each reportable segment. Certain expenses such as bandwidth costs (telecommunication), depreciation on plant and machinery, etc., which form a significant component of total expenses, are not specifically allocable to these business segments as the services are used interchangeably between reportable segments. Management believes that it is not practical to provide segment disclosures relating to segment costs and expenses, and consequently segment profits or losses, since a realistic allocation cannot be made. The fixed assets used in the Company's business are not identifiable to any particular reportable segment and can be used interchangeably among segments. Consequently, management believes that it is not practical to provide segment disclosures relating to total assets since a realistic analysis among the various operating segments is not possible.

17. Employee Stock Offer Plan

   In fiscal 1999, the Company established the Employee Stock Offer Plan ("ESOP") which provides for the issuance of 825,000 warrants to eligible employees. The warrants were issued to an employee welfare trust (the "Trust") at Rs.1 each. The Trust holds the warrants and transfers them to eligible employees over a period of three years. The warrants are to be transferred to employees at Rs.1 each and each warrant entitles the holder to purchase one of the Company's equity shares at the stated exercise price. The warrants and the equity shares

                             SATYAM INFOWAY LIMITED
received upon the exercise of warrants are subject to progressive vesting over a three-year period from the date of issue of warrants to employees. Deferred compensation is recorded in the event that the exercise price of the warrant is determined to be less than the fair market value of the underlying shares on the date of grant. Deferred compensation is amortized over the vesting period of the warrants. The warrants allotted and the underlying equity shares are not subject to any repurchase obligations by the Company. Transactions are summarized below:

                                          Weighted
                                          average
                               March 31,  exercise  March 31,   Weighted average
                                 1999    price(Rs.)   2000    exercise price (Rs.)
                               --------- ---------- --------- --------------------
     Outstanding at the
      beginning of the year..      --       --         5,000           70.00
     Granted during the
      year...................    5,000       70      313,160        2,338.43
     Forfeited during the
      year...................      --       --         5,700          350.00
     Outstanding at the end
      of the year............    5,000       70      312,460        2,338.40
     Exercisable at the end
      of the year............      --       --           833           70.00

   The Company has adopted pro forma disclosure provisions of SFAS No. 123. Had compensation cost been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company's net loss would have increased to the pro forma amounts indicated below.

                                          March 31,     March 31,    March 31,
                                             1999          2000         2000
                                         ------------  ------------  ----------
                                            (Rs.)         (Rs.)        (US$)
Net loss
  As reported........................... (187,375,665) (381,896,719) (8,749,066)
  Adjusted pro forma.................... (187,378,430) (407,031,328) (9,324,887)
Basic loss per share
  As reported...........................       (17.31)       (20.59)      (0.47)
  Adjusted pro forma....................       (17.31)       (21.95)      (0.50)

   The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions.

     Dividend yield %..............................................        --
     Expected life................................................. 12-36 months
     Risk free interest rates......................................       9.50%
     Volatility....................................................         65%

The following table summarizes information about fixed price stock options outstanding at March 31, 2000:

                                                 Weighted
                                       Weighted   average
                            Number     average   remaining      Number
          Range of      outstanding at exercise contractual exercisable at
       exercise price   March 31, 2000  price      life     March 31, 2000
       --------------   -------------- -------- ----------- --------------
             70             5,000         70         2           833
         250 to 350        141,300       334         3           --
        973 to 1,879        61,600      1,074        3           --
       3,809 to 7,742      104,560      5,900        3           --
       --------------      -------      -----       ---          ---
        70 to 7,742        312,460                               833

                             SATYAM INFOWAY LIMITED

18. Year 2000

   Certain organizations anticipate that they will experience operational difficulties at the beginning of the Year 2000 as a result of computer programs being written using two digits rather than four to define the applicable year. The Company's plan for the Year 2000 calls for compliance verification with external vendors supplying the Company software, testing in-house engineering and manufacturing software tools, testing software in the Company's products for the Year 2000, and communication with significant suppliers to determine the readiness of third parties remediation of their own Year 2000 issues.

   To date, the Company has not encountered any material Year 2000 issues concerning its respective computer programs. All costs associated with the Company's plan for the Year 2000 are being expensed as incurred. The costs associated with the Year 2000 are not expected to have a material adverse effect on the Company's business, financial condition and results of operations. Nevertheless there is uncertainty concerning the potential costs and effects associated with any Year 2000 compliance.

19. Public Offering and Acquisition of Business

   In October, 1999, the Company made an initial public offering of 19,205,000 American Depositary Shares ("ADS") representing 4,801,250 equity shares. The Company sold these ADSs at US$ 4.50 per ADS for Rs.3,750,736,500
(US$ 85,927,526) in cash. The related offering costs of Rs.306,022,544 (US$ 7,010,825) were offset against the proceeds of the issue.

   On November 29, 1999, the Company entered into an agreement with the shareholders of IndiaWorld Communications Private Limited ("IndiaWorld") to acquire 49,000 shares (equivalent to 24.5% of the voting control) of IndiaWorld for a consideration of Rs. 1,222,500,000 (US$ 28,006,873). IndiaWorld is engaged in the business of providing Internet content, web-based solutions and advertising services. Satyam also entered into an agreement with the shareholders of IndiaWorld as on the same date for the option to purchase the remaining shares (the "Option Agreement") in IndiaWorld. The terms of the Option Agreement provide that Satyam has the option to acquire all of the remaining shares of IndiaWorld on the payment of an initial non-refundable earnest money deposit of Rs. 513,100,000 (US$ 11,754,868) and a second and final payment of Rs. 3,254,300,000 (US$ 74,554,410) which is to be made on or before June 30, 2000. The non-refundable earnest money deposit of Rs. 513,100,000 was paid on November 29, 1999. The Option Agreement also provides for an extension of the final payment date to a date that is on or before September 30, 2000, subject to the payment by Satyam of an additional amount calculated at the rate of 16% per annum from July 1, 2000 through September 30, 2000 on the agreed consideration for the outstanding shares. This extension is subject to the payment by Satyam of an additional amount calculated at the rate of 16% per annum from July 1, 2000 through September 30, 2000 on the agreed consideration for the outstanding shares. Management intends to exercise the option to acquire all of the remaining shares of IndiaWorld.

   In February, 2000, the Company made a second public offering of 1,625,000 ADSs, representing 406,250 equity shares. The Company sold these ADSs at US$ 80 per ADS for Rs.6,515,783,160 (US$ 149,273,383) in cash. The related offering costs of Rs.347,805,773 (US$ 7,968,059) were offset against the proceeds of the issue. The proceeds of the issue are intended to be used to acquire the remaining 75.5% of the outstanding shares of IndiaWorld Communications, fund the Company's network expansion and enhancements, develop content for the Company's portal business and advertise and promote the Company's brand and for general corporate purposes including strategic investments, partnerships and acquisitions.

                             SATYAM INFOWAY LIMITED

   The transaction to purchase IndiaWorld will be accounted for as a two-step acquisition under the purchase method of accounting. The financial statements of the Company have been consolidated with the accounts of India World as of December 1, 1999 by virtue of the Company having obtained, through agreement with the shareholders of IndiaWorld, control over IndiaWorld that will be other than temporary as of that date.

   The following unaudited pro forma consolidated results of operations are presented as if the Company's investment in IndiaWorld amounting to Rs.1.73 billion (US$ 39.7 million) was made at the beginning of the periods presented. The pro-forma consolidated results of operations reflects the amortization of goodwill attributable to the investment.

   The pro-forma information is not necessarily indicative of the actual results that would have occurred had the acquisition been made as of the beginning of the periods presented or the future results of the combined operations.

                                            Year ended
                                             March 31,   Year ended March 31,
                                               1999              2000
                                            ----------- ----------------------
                                               (Rs.)       (Rs.)      (US$)
     Revenues.............................. 117,301,391 689,385,660 15,793,486
     Net loss.............................. 535,341,849 611,775,761 14,015,481
     Loss per equity share.................       49.95       32.98       0.75
     Weighted Equity Shares used in
      computing loss per Equity Share......  10,824,826  18,545,399 18,545,399

   Substantially all of the consideration due upon acquiring the outstanding 75.5% interest in IndiaWorld, amounting to Rs.3.25 billion (US$ 74.5 million) will result in goodwill. Goodwill is amortized over a 5 year period.

Item 19. Financial Statements and Exhibits

19.1 Financial Statement Schedules

     . Report of Independent Public Accountants on Schedules

     . Balance Sheets

     . Statements of Income

     . Statements of Stockholders' Equity

     . Statement of Cash Flows

     . Notes to Financial Statements

19.2 Exhibits

   See the Exhibit Index attached hereto as page A-1 and incorporated herein by reference.

                                   SIGNATURES

   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          SATYAM INFOWAY LTD.
                                          (Registrant)

                                          By:       /s/ R. Ramaraj_____________
                                          Name:  R. Ramaraj
                                          Title:  Chief Executive Officer

                                          By:    /s/ T.R. Santhanakrishnan_____
                                          Name:  T.R. Santhanakrishnan
                                          Title:  Chief Financial Officer

Date: June 29, 2000

                                 EXHIBIT INDEX

 Exhibit
   No.   Description
 ------- -----------
 2.1     Debenture Subscription Agreement, dated as of March 16, 2000, by and between Satyam Infoway Limited and IDBI Bank
 2.2     Debenture Subscription Agreement, dated as of March 31, 2000, by and between Satyam Infoway Limited and IDBI Bank