Form 20-F
period 2001-03-31
SATYAM INFOWAY LTD
filed 2001-06-29
CIK 1094324

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                    FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended March 31, 2001.

                                       or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from___________to___________

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

                              Tidel Park, 2nd Floor
                             No. 4, Canal Bank Road
                         Taramani, Chennai 600 113 India
                                (91) 44-254-0770
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
American Depositary Shares, each representing one-fourth of one Equity Share, par value Rs.10 per share.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

        23,183,103 Equity Shares were issued and outstanding as of March 31,
2001

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes   [X]          No   [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  [ ]         Item 18  [X]

================================================================================

                                TABLE OF CONTENTS

Item                                                                                      Page
----                                                                                      ----
Currency of Presentation and Certain Defined Terms........................................  1
Forward-Looking Statements May Prove Inaccurate...........................................  1

PART I....................................................................................  2

Item 1.   Identity of Directors, Senior Management and Advisers...........................  2
Item 2.   Offer Statistics and Expected Timetable.........................................  2
Item 3.   Key Information.................................................................  2
Item 4.   Information on the Company...................................................... 18
Item 5.   Operating and Financial Review and Prospects.................................... 37
Item 6.   Directors, Senior Management and Employees...................................... 46
Item 7.   Major Stockholders and Related Party Transactions............................... 50
Item 8.   Financial Information........................................................... 52
Item 9.   The Offer and Listing........................................................... 52
Item 10.  Additional Information.......................................................... 53
Item 11.  Quantitative and Qualitative Disclosures About Market Risk...................... 66
Item 12.  Description of Securities Other Than Equity Securities.......................... 66

PART II................................................................................... 66

Item 13.  Defaults, Dividend Arrearages and Delinquencies................................. 66
Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.... 66
Item 15.  Reserved........................................................................ 66
Item 16.  Reserved........................................................................ 66

PART III.................................................................................. 66

Item 17.  Financial Statements............................................................ 66
Item 18.  Financial Statements............................................................ 66
Item 19.  Exhibits........................................................................ 98

               CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

        Unless the context otherwise requires, references in this annual report to "we," "us," the "company," "SIFY" or "Satyam Infoway" are to Satyam Infoway Limited, a limited liability company organized under the laws of the Republic of India. References to "U.S." or the "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. We are presently a majority-owned subsidiary of Satyam Computer Services Limited, a leading Indian information technology services company which is traded on the New York Stock Exchange and the major Indian stock exchanges. "Satyam" is a trademark owned by Satyam Computer Services, which has licensed the use of the "Satyam" trademark to us subject to specified conditions. "Sify.com," "SatyamOnline," "Satyam: Net," "satyamonline.com" and "Satyam iway" are trademarks used by us for which we have registration applications pending in India. All other trademarks or tradenames used in this Annual Report on Form 20-F, or annual report, are the property of their respective owners.

        In this annual report, references to "$," "Dollars" or "U.S. dollars" are to the legal currency of the United States, and references to "Rs.," "rupees" or "Indian rupees" are to the legal currency of India. References to a particular "fiscal" year are to our fiscal year ended March 31 of such year.

        For your convenience, this annual report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this annual report, all translations from Indian rupees to U.S. dollars contained in this annual report have been based on the noon buying rate in the City of New York on March 31, 2001 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on March 31, 2001 was Rs.46.85 per $1.00.

        Our financial statements are prepared in Indian rupees and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Solely for your convenience, some of the information contained in our financial statements has been translated into U.S. dollars. In this annual report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

        The International Data Corporation market data presented in this annual report shows International Data Corporation's estimates derived from a combination of vendor, user and other market sources and therefore may differ from numbers claimed by specific vendors using different market definitions or methods. There can be no assurance that the projected amounts will be achieved.

        Information contained in our websites, including our corporate website, www.sifycorp.com, is not part of this annual report.

                 FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

        IN ADDITION TO HISTORICAL INFORMATION, THIS ANNUAL REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED "ITEM 3. KEY INFORMATION--RISK FACTORS," "ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS" AND ELSEWHERE IN THIS ANNUAL REPORT. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT'S ANALYSIS ONLY AS OF THE DATE OF THIS ANNUAL REPORT. IN ADDITION, YOU SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS ANNUAL REPORT AND IN OUR QUARTERLY REPORTS AND OTHER DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") FROM TIME TO TIME. OUR FILINGS WITH THE SEC ARE AVAILABLE ON ITS WEBSITE, WWW.SEC.GOV.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

        You should read the following selected consolidated historical financial data in conjunction with our financial statements and the related notes and "Item 5. Operating and Financial Review and Prospects" included elsewhere in this annual report. The statement of operations data for the fiscal years ended March 31, 1997, 1998, 1999, 2000 and 2001 and the balance sheet data as of March 31, 1998, 1999, 2000 and 2001 are derived from our consolidated audited financial statements which have been audited by KPMG India, independent accountants. Our financial statements are prepared in Indian rupees and presented in accordance with U.S. GAAP for the fiscal years ended March 31, 1997, 1998, 1999, 2000 and 2001. Financial statements for the year ended March 31, 2001 also have been translated into U.S. dollars for your convenience.

        The selected consolidated historical financial data includes a presentation of EBITDA. EBITDA represents earnings (loss) before depreciation and amortization, interest income and expense, income tax expense (benefit) and extraordinary items. EBITDA is presented because we believe some investors find it to be a useful tool for measuring a company's ability to fund capital expenditures or to service future debts. EBITDA is not determined in accordance with generally accepted accounting principles and should not be considered in isolation or as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. Because EBITDA excludes interest expense and capital expenditures, negative EBITDA would limit our ability to fund capital expenditures and service future debt obligations. Our EBITDA is not comparable to that of other companies which may determine EBITDA differently.

                                                                        Fiscal Year Ended March 31,
                                                           ----------------------------------------------------
                                                                 1997               1998               1999
                                                           ---------------      ------------       ------------
                                                                               Indian rupees
                                                             (in thousands, except share and per share data)
STATEMENT OF OPERATIONS DATA:
Revenues ..............................................    Rs.          --      Rs.    6,805       Rs.  103,344
Cost of revenues (excluding depreciation and
    amortization) .....................................                 --           (19,498)           (63,651)
                                                           ---------------      ------------       ------------

Gross profit (excluding depreciation and
    amortization) .....................................                 --           (12,693)            39,693
Operating expenses:
    Selling, general and administrative expenses ......             26,337            80,394            200,213
    Amortization of goodwill ..........................                 --                --                 --
    Amortization of deferred stock compensation
        expense .......................................                 --                --                 69
    Foreign exchange (gain)/loss ......................                 --                 6               (615)
                                                           ---------------      ------------       ------------
           Total operating expenses ...................             26,337            80,400            199,667
                                                           ---------------      ------------       ------------
Operating loss ........................................            (26,337)          (93,093)          (159,974)
                                                           ---------------      ------------       ------------
Other (expense)/income, net ...........................                 --            (7,498)           (27,402)
                                                           ---------------      ------------       ------------

Loss before equity in losses of affiliates, income
    taxes and minority interest .......................            (26,337)         (100,591)          (187,376)
                                                           ---------------      ------------       ------------
Equity in losses of affiliates ........................                 --                --                 --
                                                           ---------------      ------------       ------------
Loss before income taxes and minority interest ........            (26,337)         (100,591)          (187,376)
                                                           ---------------      ------------       ------------
Income taxes ..........................................                 --                --                 --
                                                           ---------------      ------------       ------------
Minority interest .....................................                 --                --                 --
                                                           ---------------      ------------       ------------
Net loss ..............................................    Rs.     (26,337)     Rs. (100,591)      Rs. (187,376)
                                                           ---------------      ------------       ------------
Net loss per equity share .............................    Rs. (114,508.27)     Rs.  (121.66)      Rs.   (17.31)
Weighted equity shares used in computing net loss
    per equity share ..................................                230           826,805         10,824,826

OTHER FINANCIAL DATA:
EBITDA ................................................    Rs.     (25,801)     Rs.  (73,709)      Rs. (111,068)
Capital expenditures ..................................              3,230            77,070            144,331
Net cash provided by (used in):
    Operating activities ..............................            (30,426)          (73,950)          (172,107)
    Investing activities ..............................             (3,230)          (77,070)          (144,196)
    Financing activities ..............................             35,138           159,449            431,939

                                                                     Fiscal Year Ended March 31,
                                                          --------------------------------------------------
                                                              2000             2001                 2001
                                                          ------------     --------------       ------------
                                                                    Indian rupees               U.S. dollars
                                                            (in thousands, except share and per share data)
STATEMENT OF OPERATIONS DATA:
Revenues ..............................................   Rs.  671,025     Rs.  1,787,076       $     38,145
Cost of revenues (excluding depreciation and
    amortization) .....................................       (293,731)        (1,261,088)           (26,918)
                                                          ------------     --------------       ------------

Gross profit (excluding depreciation and
    amortization) .....................................        377,294            525,988             11,227
Operating expenses:
    Selling, general and administrative expenses ......        703,114          2,135,649             45,585
    Amortization of goodwill ..........................        115,992          1,133,299             24,190
    Amortization of deferred stock compensation
        expense .......................................         20,627             86,796              1,853
    Foreign exchange (gain)/loss ......................         (5,414)          (162,136)            (3,461)
                                                          ------------     --------------       ------------
           Total operating expenses ...................        834,319          3,193,608             68,167
                                                          ------------     --------------       ------------
Operating loss ........................................       (457,025)        (2,667,620)           (56,940)
                                                          ------------     --------------       ------------
Other (expense)/income, net ...........................         71,852            242,368              5,173
                                                          ------------     --------------       ------------

Loss before equity in losses of affiliates, income
    taxes and minority interest .......................       (385,173)        (2,425,252)           (51,767)
                                                          ------------     --------------       ------------
Equity in losses of affiliates ........................             --            (93,208)            (1,990)
                                                          ------------     --------------       ------------
Loss before income taxes and minority interest ........       (385,173)        (2,518,460)           (53,757)
                                                          ------------     --------------       ------------
Income taxes ..........................................          1,478             (1,707)                36
                                                          ------------     --------------       ------------
Minority interest .....................................          1,799             11,137                238
                                                          ------------     --------------       ------------
Net loss ..............................................   Rs. (381,896)    Rs. (2,509,030)      $    (53,555)
                                                          ------------     --------------       ------------
Net loss per equity share .............................   Rs.   (20.59)    Rs.    (109.79)      $      (2.34)
Weighted equity shares used in computing net loss
    per equity share ..................................     18,545,399         22,852,600         22,852,600

OTHER FINANCIAL DATA:
EBITDA ................................................   Rs. (198,307)    Rs. (1,004,009)      $    (21,430)
Capital expenditures ..................................        714,135          1,942,824             41,469
Net cash provided by (used in):
    Operating activities ..............................       (527,248)        (1,308,361)           (27,927)
    Investing activities ..............................     (2,458,384)        (4,338,491)           (92,604)
    Financing activities ..............................     10,167,709           (216,466)            (4,620)

                                                                          As of March 31,
                                   -----------------------------------------------------------------------------------------------
                                      1997            1998             1999             2000              2001            2001
                                   ----------      -----------      -----------     --------------    --------------     ---------
                                                                   Indian rupees                                        U.S. dollars
                                                                          (in thousands)
Balance Sheet Data:
Cash and cash equivalents ......   Rs.  1,482      Rs.   9,912      Rs. 125,547     Rs.  7,307,625    Rs.  1,444,307     $  30,828
Working capital (deficit) ......      (33,628)          (5,355)         (21,706)         7,503,518         2,042,041        43,587
Total assets ...................       11,970          107,632          454,888         10,634,004        11,501,884       245,504
Long-term debt, including
 current installments ..........           --          134,455          259,256            215,537            13,795           294
Total stockholders' equity
 (deficit) .....................      (26,969)         (52,560)          67,617          9,927,840        10,588,338       226,005

RISK FACTORS

        Any investment in our ADSs involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this annual report, before you make an investment decision regarding our ADSs. If any of the following risks actually occur, our company could be seriously harmed. In any such case, the market price of our ADSs could decline, and you may lose all or part of the money you paid to buy our ADSs.

RISKS RELATED TO INVESTMENTS IN INDIAN COMPANIES

        We are incorporated in India, and a significant majority of our assets and employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by changes in exchange rates and controls, interest rates, Government of India policies, including taxation policies, as well as political, social and economic developments affecting India.

      Political instability could halt or delay the liberalization of the Indian economy and adversely affect business and economic conditions in India generally and our business in particular.

        During the past decade, the Government of India has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The Government of India has changed five times since 1996. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.

      Regional conflicts in South Asia could adversely affect the Indian economy and cause our business to suffer.

        South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In April 1999, India and Pakistan conducted long-range missile tests. Since May 1999, military confrontations between India and Pakistan have occurred in the Himalayan region of Kargil and other border areas. Further, in October 1999 the leadership of Pakistan changed as a result of a coup led by the military. Events of this nature in the future could influence the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our ADSs, and on the market for our services.

      We are subject to foreign investment restrictions under Indian law that limit our ability to attract foreign investors which, together with the lack of a public market for our equity shares, may adversely impact the value of our ADSs.

        Currently, there is no public trading market for our equity shares in India nor can we assure you that we will take steps to develop one. Our equity securities are not traded publicly in India, but are only traded on Nasdaq through the ADSs as described in this annual report. Until recently, under Indian laws and regulations our depositary could not accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares without prior approval of the Government of India. The Reserve Bank of India recently announced new fungibility regulations permitting the conversion of ADSs to equity shares and the reconversion of equity shares to ADSs provided that the actual number of ADSs outstanding after such reconversion is not greater than the original number of ADSs outstanding. If you elect to surrender your ADSs and receive equity shares, you will not be able to trade those equity shares on any securities market and may not be permitted to reconvert those equity shares to ADSs.

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

        The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. During the three-year period from April 1, 1998 through March 31, 2001, the value of the rupee against the U.S. dollar declined by approximately 18%. Devaluations of the rupee will result in higher expenses to our company for the purchase of capital equipment, such as servers, routers, modems and other telecommunications and computer equipment, which is generally manufactured in the U.S. In addition, our market valuation could be materially adversely affected by the devaluation of the rupee if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations.

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

        Our business is subject to government regulation under Indian law and to significant restrictions under our Internet service provider license issued by the Government of India. These regulations and restrictions include the following:

     - Our Internet service provider license has a term of 15 years and we have no assurance that the license will be renewed. If we are unable to renew our Internet service provider license in 2013 for any reason, we will be unable to operate as an Internet service provider in India and will lose one of our primary sources of revenue.

     - The Telecom Regulatory Authority of India, or TRAI, a statutory authority constituted under the Telecom Regulatory Authority of India Act, 1997, maintains the right to regulate the prices we charge our subscribers. The success of our business model depends on our ability to price our services at levels we believe are appropriate. If the TRAI sets a price floor, we may not be able to attract and retain subscribers. Likewise, if the TRAI sets a price ceiling, we may not be able to generate sufficient revenues to fund our operations. Similarly, an action of the Indian Parliament may impact our ability to set the prices for our services.

     - The Government of India maintains the right to take over our entire operations or revoke, terminate or suspend our license for national security and similar reasons without compensation to us. If the Government of India were to take any of these actions, we would be prevented from conducting all or part of our business.

        We had outstanding performance guarantees for various statutory purposes totaling Rs.20.0 million ($0.4 million) as of March 31, 2001. These guarantees are generally provided to government agencies, primarily the TRAI and the Department of Telecommunications, or DOT, as security for compliance with and performance of terms and conditions contained in an Internet service provider license, and Videsh Sanchar Nigam Limited, or VSNL, the government-controlled provider of international telecommunications services in India, towards the supply and installation of an electronic commerce platform. These guarantees may be seized by the governmental agencies if they suffer any losses or damage by reason of our failure to perform our obligations. Any failure on our part to comply with governmental regulations and the terms of our Internet service provider license could result in the loss of our license and any amount outstanding as performance guarantees, which would also prevent us from carrying on a very significant part of our business. Further, additional laws regulating telecommunications, electronic records, the enforceability of electronic documents and the liability of network service providers are under consideration and, if enacted, could impose additional restrictions on our business.

        The charges for international gateways and other services presently being provided by VSNL are the subject of a dispute pending before the TRAI and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including our company. VSNL has priced these services at levels which we believe are inconsistent with the terms and conditions on which VSNL has secured the bandwidth for its international gateways. This is a pending matter and, as of the date of this annual report, no decision has been announced. The resolution of this dispute will have an impact on our business.

    Surcharges on Indian income taxes will increase our tax liability and decrease any profits we might have in the future.

        The statutory corporate income tax rate in India is currently 35.0%. For fiscal 2001, this tax rate was subject to a 13.0% surcharge resulting in an effective tax rate of 39.6%. The tax surcharge for fiscal 2002 has been reduced to 2.0%. We cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be implemented by the Government of India. Dividends declared, distributed or paid by an Indian corporation are subject to a dividend tax of 10.2%, including the applicable surcharge for fiscal 2001, of the total amount of the dividend declared, distributed or paid. This tax is not paid by stockholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation before the distribution of a dividend.

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

        Bandwidth, the measurement of the volume of data capable of being transported in a communications system in a given amount of time, remains very expensive in India, especially when compared to bandwidth costs in the United States. Bandwidth rates are commonly expressed in terms of Kbps (kilobits per second, or thousands of bits of data per second) or Mbps (megabits per second, or millions of bits of data per second). Prices for bandwidth capacity are set by the TRAI and have remained high due to, among other things, capacity constraints. High bandwidth prices have continued notwithstanding rapid increases in demand for Internet access and a very competitive pricing environment for those services which has resulted in decreasing average selling prices.

    The limited installed personal computer base in India limits our pool of potential customers and restricts the amount of revenues that our consumer Internet access services division may generate.

        The market penetration rates of personal computers and online access in India are far lower than such rates in the United States. For example, according to International Data Corporation, in 2000 the Indian market contained approximately 4.4 million Internet users compared to a total population in India of 1.0 billion, while the U.S. market contained approximately 135 million Internet users compared to a total population in the U.S. of 275 million. Alternate methods of obtaining access to the Internet, such as through set-top boxes for televisions, are currently not popular in India. There can be no assurance that the number or penetration rate of personal computers in India will increase rapidly or at all or that alternate means of accessing the Internet will develop and become widely available in India. While the personal computer penetration level in India is relatively low, we are addressing the demand for public Internet access through the establishment of a retail chain of public Internet access centers, which we refer to as "cybercafes." Although this service creates a larger market, it also imposes on the operator of the cybercafe the considerable costs of providing the consumer access to a personal computer and related hardware and software.

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

        Many of our existing and proposed products and services are designed to facilitate electronic commerce in India, although there is relatively little electronic commerce currently being conducted in India. Demand and market acceptance for these products and services by businesses and consumers, therefore, are highly uncertain. Although the Indian Parliament has passed the Information Technology Act, 2000, several critical issues concerning the commercial use of the Internet in India, such as legal recognition of electronic records, validity of contracts entered into online and the validity of digital signatures, remain uncertain. In addition, many Indian businesses have deferred purchasing Internet access and deploying electronic commerce initiatives for a number of reasons, including the existence or perception of, among other things:

     -       inconsistent quality of service;

     -       need to deal with multiple and frequently incompatible vendors;

     - inadequate legal infrastructure relating to electronic commerce in India;

     - lack of security of commercial data, such as credit card numbers; and

     - low number of Indian companies accepting credit card numbers over the Internet.

        If usage of the Internet in India does not increase substantially and the legal infrastructure and network infrastructure in India are not developed further, we are not likely to realize any benefits from our investment in the development of electronic commerce products and services.

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

        We commenced operation of our private data network business in April 1998 and launched our Internet service provider operations and Internet portal website in November 1998. Accordingly, we have a limited operating history to evaluate our business. You must consider the risks and difficulties frequently encountered by companies in the early stages of development, particularly companies in the new and rapidly evolving Internet service markets. These risks and difficulties include our ability to:

     - continue to develop and upgrade our technology, including our network infrastructure;

     - maintain and develop strategic relationships with business partners;

     -       offer compelling online services and content; and

     - promptly address the challenges faced by early stage, rapidly growing companies which do not have an experience or performance base to draw on.

        Not only is our operating history short, but we have determined to compete in three businesses that we believe are complementary. These three businesses are corporate network and e-consulting services, Internet service provider and online portal. Our three businesses were started at different times and have only been functioning together since late in 1998. We do not yet know whether these businesses will prove complementary. We cannot assure you that we will successfully address the risks or difficulties described above. Failure to do so could lead to an inability to attract and retain corporate customers for our network services and subscribers for our Internet services as well as the loss of advertising revenues.

    We have a history of losses and negative cash flows and anticipate this to continue because our business plan, which is unproven, calls for additional subscribers and other customers to attain profitability.

        Since our founding, we have incurred significant losses and negative cash flows. As of March 31, 2001, we had an accumulated deficit of approximately $68.4 million. We have not been profitable and expect to incur operating losses as we expand our services, invest in expansion of our network and technology infrastructure, and advertise and promote our brand. Our business plan assumes that businesses in India will demand private network and related electronic commerce and web-based services. Our business plan also assumes that consumers in India will be attracted to and use Internet access services and content available on the Internet in increasing numbers. This business model is not yet proven in India, and we cannot assure you that we will ever achieve or sustain profitability or that our operating losses will not increase in the future.

    Our ability to compete in the Internet service provider market is hindered by the fact that our principal competitor is a government-controlled provider of international telecommunications services in India which enjoys significant competitive advantages over our company.

        VSNL is a government-controlled provider of international telecommunications services in India. VSNL is also the largest Internet service provider in India and, according to information published on VSNL's website, had 631,000 subscribers as of March 31, 2001. VSNL enjoys significant competitive advantages over our company, including the following:

     - Longer service history. VSNL has offered Internet service provider services since August 1995, whereas we have offered Internet service provider services only since November 1998.

     - Access to network infrastructure. Because VSNL is controlled by the Government of India, it has direct access to network infrastructure which is owned by the Indian government.

     - Greater financial resources. VSNL has significantly greater total assets and annual revenues than our company.

        Recently, VSNL has continued to aggressively reduce consumer Internet access prices despite the lack of offsetting reductions in prevailing bandwidth tariffs payable by private competitors, such as our company. We believe that these practices constitute an improper cross-subsidy funded by VSNL's present monopoly in long distance telephone service. The charges for international gateways and other services presently being provided by VSNL are the subject of a dispute pending before the TRAI and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including our company. This is pending matter and, as of the date of this annual report, no decision has been announced. Unless there is a change in government policy or favorable resolution of this dispute, or until we are able to reduce our bandwidth costs through other means, we will continue to face difficult market conditions in the consumer access business.

        These competitive issues may prevent us from attracting and retaining subscribers and generating advertising revenue. This could result in loss of market share, price reductions, reduced margins or negative cash flow for our company's operations.

    We may be required to further lower the rates we charge for our products and services in response to new pricing models introduced by new and existing competition in the Internet services market which would significantly decrease our revenues.

        A significant number of new competitors have recently entered India's recently liberalized Internet service provider market, and we expect additional competitors to emerge in the near future. As of December 2001, approximately 437 companies had obtained Internet service provider licenses in India, including 79 companies which have obtained licenses to offer Internet service provider services throughout India. New entrants into the national Internet service provider market in India may enjoy significant competitive advantages over our company, including greater financial resources, which could allow them to charge Internet access fees that are lower than ours in order to attract subscribers. Since May 2000, we have offered unlimited Internet access to consumers for a fixed price. A number of our competitors, including VSNL, Dishnet and Mantra, also offer unlimited Internet access for a fixed price. In addition, some competitors offer free Internet service. These factors have resulted in significant reduction in actual average selling prices for consumer ISP services over the past several quarters. We expect the market for consumer Internet access to remain extremely price competitive.

        Our corporate and e-consulting services business faces significant competition from well-established companies, including Global E-Commerce Limited, Sprint-RPG Limited and WIPRO-CSD. Reliance Infocom, a member of the Reliance Group, is building a nationwide fiber optic network in India and has announced plans to provide a range of value-added services, including corporate connectivity services.

        Our online portal, www.sify.com, faces significant competition from well-established Indian content providers, including rediff.com, which completed its initial public offering in the United States in June 2000. Some of these sites currently have greater traffic than our site and offer some features that we do not. Further, the dominant Internet portals continue to be the online services and search engine companies based in the United States, such as America Online, Excite@Home, Lycos, Microsoft Network and Yahoo!. These companies have been developing specially branded or co-branded products designed for audiences in specific markets. We expect that these companies will deploy services that are targeted at the Indian market. For example, Yahoo! launched an Indian service in June 2000.

        Increased competition may result in reduced operating margins or operating losses, loss of market share and diminished value in our services, as well as different pricing, service or marketing decisions. We cannot assure you that we will be able to successfully compete against current and future competitors.

    Our marketing campaign to establish brand recognition and loyalty for the SatyamOnline and SIFY brands could be unsuccessful or, if successful, may not benefit our company if in the future we are no longer permitted to use the "Satyam" trademark that we license from Satyam Computer Services.

        In order to expand our customer base and increase traffic on our websites, we must establish, maintain and strengthen the SatyamOnline and SIFY brands. We plan to continue to incur additional marketing expenditures to establish brand recognition and brand loyalty. If our marketing efforts do not produce a significant increase in consumer traffic to offset our marketing expenditures, our losses will be increased or, to the extent that we are generating profits, our profits will be decreased. Furthermore, our Internet portal will be more attractive to advertisers if we have a large audience of consumers with demographic characteristics that advertisers perceive as favorable. Therefore, we intend to introduce additional and enhanced content, interactive tools and other services and features in the future in an effort to retain our current subscribers and users and attract new ones. Our reputation and brand name could be adversely affected if we are unable to do so successfully.

        "Satyam" is a trademark owned by Satyam Computer Services, our parent company. We have a license to use the "Satyam" trademark for so long as Satyam Computer Services continues to own at least 51% of our company. If its ownership is reduced below 51%, however, Satyam Computer Services may terminate our license to use the "Satyam" trademark upon two years' prior written notice. Termination of our license to use the "Satyam" trademark would require us to invest significant funds in building a new brand name and could have a material adverse effect on our business, results of operations and financial condition.

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

        Our revenues, expenses and operating results have varied in the past and may fluctuate significantly in the future due to a number of factors, many of which are outside our control. Our business involves significant capital outlays and, thus, a significant portion of our investment and cost base is relatively fixed in the short term. Our revenues for the foreseeable future will depend on the following:

     - the products developed by our strategic partners and the usage thereof by our customers determines the amount of revenues generated by our corporate network and e-consulting services division;

     - the number of subscribers to our Internet service provider service and the prevailing prices charged determine the amount of revenues generated by our consumer Internet access services division; and

     - advertising and electronic commerce activity on www.sify.com and its related sites determines the amount of revenues generated by our online portal and content offerings division.

             Our future revenues are difficult to forecast and, in addition to the foregoing, will depend on the following:

     - the timing and nature of any agreements we enter into with strategic partners will determine the amount of revenues generated by our corporate network and e-consulting services division;

     - new Internet sites, services, products or pricing policies introduced by our competitors may require us to introduce new offerings or reduce the prices we charge our customers for Internet access;

     - our capital expenditures and other costs relating to the expansion of our operations could affect the expansion of our network or could require us to generate additional revenue in order to be profitable;

     - the timing and nature of our marketing efforts could affect the number of our subscribers and the level of electronic commerce activity on our websites;

     - our ability to successfully integrate operations and technologies from any acquisitions, joint ventures or other business combinations or investments, including our acquisitions of IndiaWorld Communications and Indiaplaza.com and our investment in CricInfo Limited;

     - the introduction of alternative technologies may require us to reevaluate our business strategy and/or to adapt our products and services to be compatible with such technologies; and

     - technical difficulties or system failures affecting the telecommunication infrastructure in India, the Internet generally or the operation of our websites.

        We plan to continue to expand and develop content and enhance our technology and infrastructure. Many of our expenses are relatively fixed in the short-term. We cannot assure you that our revenues will increase in proportion to the increase in our expenses. We may be unable to adjust spending quickly enough to offset any unexpected revenues shortfall. This could lead to a shortfall in revenues in relation to our expenses.

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

        We rely on the Internet and, accordingly, depend upon the continuous, reliable and secure operation of Internet servers, related hardware and software and network infrastructure such as lines leased from service providers operated by the Government of India. We have a back-up data facility but we do not have full redundancy for all of our computer and telecommunications facilities. As a result, failure of key primary or back-up systems to operate properly could lead to a loss of customers, damage to our reputation and violations of our Internet service provider license and contracts with corporate customers. These failures could also lead to a decrease in value of our ADSs, significant negative publicity and litigation. From time to time, a number of several large Internet companies have suffered highly publicized system failures resulting in adverse reactions to their stock prices, significant negative publicity and, in some instances, litigation.

        We have at times suffered service outages. We guarantee to a number of our corporate customers that our network will meet or exceed contractual reliability standards, and our Internet service provider license requires that we provide an acceptable level of service quality and that we remedy customer complaints within a specified time period. Our computer and communications hardware are protected through physical and software safeguards. However, they are still vulnerable to fire, storm, flood, power loss, telecommunications failures, physical or software break-ins and similar events. We do not carry business interruption insurance to protect us in the event of a catastrophe even though such an event could lead to a significant negative impact on our business. Any sustained disruption in Internet access provided by third parties could also have a material adverse effect on our business.

    Security breaches could damage our reputation or result in liability to us.

        Our facilities and infrastructure must remain secure, and be perceived by our corporate and consumer customers to be secure, because we retain confidential customer information in our database. Despite the implementation of security measures, our infrastructure may be vulnerable to physical break-ins, computer hacking, computer viruses, programming errors or similar disruptive problems. If a person circumvents our security measures, he or she could jeopardize the security of confidential information stored on our systems, misappropriate proprietary information or cause interruptions in our operations. We may be required to make significant additional investments and efforts to protect against or remedy security breaches. A material security breach could damage our reputation or result in liability to us, and we do not carry insurance that protects us from this kind of loss.

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

        We have experienced and are currently experiencing a period of significant growth. This growth has placed, and the future growth we anticipate in our operations will continue to place, a significant strain on our managerial, operational, financial and information systems resources. As part of this growth, we will have to implement new operational and financial systems and procedures and controls, expand our office facilities, train and manage our employee base and maintain close coordination among our technical, accounting, finance, marketing, sales and editorial staffs. If we are unable to manage our growth effectively, we will be unable to implement our growth strategy, upon which the success of our business depends.

    We face a competitive labor market for skilled personnel and therefore are highly dependent on our existing key personnel and on our ability to hire additional skilled employees.

        Our success depends upon the continued service of our key personnel, particularly Mr. Ramaraj, our Chief Executive Officer, Mr. Zacharias, our President and Chief Operating Officer, Mr. Santhanakrishnan, our Chief Financial Officer, and each other member of our senior management. Although we recently determined to open a branch in Northern California, substantially all of our employees are located in India. Each of our Indian employees may voluntarily terminate his or her employment with us. We do not carry key person life insurance on any of our personnel. Our success also depends on our ability to attract and retain additional highly qualified technical, marketing and sales personnel. The labor market for skilled employees in India and Northern California is extremely competitive, and the process of hiring employees with the necessary skills is time consuming and requires the diversion of significant resources. While we have not experienced difficulty in employee retention or integration to date, we may not be able to continue to retain or integrate existing personnel or identify and hire additional personnel in the future. The loss of the services of key personnel, especially the unexpected death or disability of such personnel, or the inability to attract additional qualified personnel, could disrupt the implementation of our growth strategy, upon which the success of our business depends.

    We are highly dependent on our relationships with strategic partners to provide key products and services to our customers.

        We rely on our arrangements with strategic partners to provide key network and electronic commerce products and services to our business clients. Our relationships with Open Market, Sterling Commerce, a unit of SBC Communications, and UUNet Technologies, can be terminated by our partners in some circumstances. We also rely on some of our strategic partners to provide us with access to their customer base. If our relationships with our strategic partners do not continue, the ability of our corporate network/dates and e-consulting services division to generate revenues will be decreased significantly. We also provide access to a co-branded version of the AOL Instant Messenger service to our portal customers, and this proprietary service is an important feature of our website.

    We and our subsidiary IndiaWorld Communications are engaged in disputes which, if resolved unfavorably, could impose costs on us or have other undesirable effects.

        We and our subsidiary IndiaWorld Communications are involved in litigation with a party located in the United States which has alleged, among other things, that the activities of IndiaWorld Communications infringe a United States trademark for the term "IndiaWorld" and associated logos and trade dress purportedly owned by this third party and that the third party has an ownership interest in the underlying technology. We have been advised by the prior owners of IndiaWorld Communications that no such infringement or misappropriation has taken place. This matter is currently pending in federal court in San Diego, California. Our contract with the prior owners of IndiaWorld Communications includes an indemnity for past infringement or misappropriation. We and IndiaWorld Communications have also been contacted by a party that alleges, among other things, that he is entitled to an equity ownership in IndiaWorld Communications. We believe that this claim is also covered by the contractual indemnity provided by the prior owners of IndiaWorld Communications. Nonetheless, any dispute such as those described above creates uncertainty as to the possible outcome, including whether or not our indemnity will be effective in protecting us, and also could divert management time and attention away from our business.

    We face risks associated with our joint venture with Refco Sify, our strategic partnership with VeriSign and our co-branding agreement with America Online, our acquisitions of Indiaplaza.com and IndiaWorld Communications, our investment in CricInfo Limited and with other potential acquisitions, investments, strategic partnerships or other ventures, including whether any such transactions can be identified, completed and the other party integrated with our business on favorable terms.

        In November 1999, we acquired 24.5% of the outstanding shares of IndiaWorld Communications, together with an option to acquire IndiaWorld Communications' remaining outstanding shares which we exercised in June 2000. In May 2000, we entered into a strategic partnership with VeriSign to provide managed digital certificate-based authentication services in India. In June 2000, we acquired a 25% stake in CricInfo Limited, entered into an agreement with America Online to distribute a co-branded version of the AOL Instant Messenger and made an investment in Refco Sify. In July 2000, we completed our investment in CricInfo Limited and agreed to acquire Indiaplaza.com. In December 2000, we completed our acquisition of Indiaplaza.com. These transactions were only recently entered into and most of them are not yet fully operational. These alliances may not provide all or any portion of the anticipated benefits. We may acquire or make investments in other complementary businesses, technologies, services or products, or enter into additional strategic partnerships with parties who can provide access to those assets, if appropriate opportunities arise in the future. From time to time we have had discussions and negotiations with a number of companies regarding our acquiring, investing in or partnering with their businesses, products, services or technologies, and we regularly engage in such discussions and negotiations in the ordinary course of our business. Some of those discussions also contemplate the other party making an investment in our company. We may not identify suitable acquisition, investment or strategic partnership candidates in the future, or if we do identify suitable candidates, we may not complete those transactions on commercially acceptable terms or at all. In addition, the key personnel of an acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses which could adversely affect our operating results and cause the price of our ADSs to decline. Furthermore, we may incur indebtedness or issue additional equity securities to pay for any future acquisitions. The issuance of additional equity securities would dilute the ownership interests of the holders of our ADSs.

    Our financial results are impacted by the financial results of entities that we do not control.

        We have a significant, non-controlling minority interest in CricInfo Limited and Refco Sify that is accounted for under U.S. GAAP using the equity method of accounting. Under this method, we are obligated to report as "Equity in losses (gains) of affiliates" a pro rata portion of the financial results of any such company in our statement of operations even though we do not control the other company. Thus, our reported results of operations can be significantly increased or decreased depending on the results of CricInfo Limited and Refco Sify or other companies in which we may make similar investments even though we may have only a limited ability to influence these activities.

    Satyam Computer Services controls our company and may have interests which conflict with those of our other stockholders or holders of our ADSs.

        As of the date of this annual report, Satyam Computer Services beneficially owns approximately 52.5% of our equity shares. As a result, it is able to exercise control over many matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. Under Indian law, a simple majority is sufficient to control all stockholder action except for those items which require approval by a special resolution. If a special resolution is required, the number of votes cast in favor of the resolution must not be less than three times the number of votes cast against it. Examples of actions that require a special resolution include:

    -       altering our Articles of Association;

    - issuing additional shares of capital stock, except for pro rata issuances to existing stockholders;

    -       commencing any new line of business; and

    -       commencing a liquidation.

        Circumstances may arise in which the interests of Satyam Computer Services could conflict with the interests of our other stockholders or holders of our ADSs. Satyam Computer Services could delay or prevent a change of control of our company even if a transaction of that sort would be beneficial to our other stockholders, including the holders of our ADSs. In addition, we have an agreement with South Asia Regional Fund, an investor in our company, which assures them a board seat and provides specified additional rights to them.

    We have recorded significant amounts of goodwill in connection with recent investments and acquisitions and should we be required by applicable accounting principles to conclude that an impairment in the value of the investments has occurred we could be required to recognize material, non-cash charges to our statements of operations.

        We have made a number of significant acquisitions of, and investments in, Internet companies which we believe are complementary to our businesses, including our acquisition of IndiaWorld, an operator of an Internet portal and related content sites, our acquisition of IndiaPlaza.com, an operator of a consumer e-commerce site, and our strategic investment in CricInfo Limited, the operator of a popular Internet site covering the sport of cricket. In connection with these transactions, as of March 31, 2001, we were carrying on our consolidated balance sheet goodwill amounts of $85.1 million for IndiaWorld Communications, $8.9 million for Indiaplaza.com and $27.8 million for CricInfo Limited. Under present accounting principles, we are amortizing this goodwill into our statement of operations on a periodic basis. This accounting method will change materially in July 2001 assuming that the Financial Accounting Standards Board adopts and implements pending proposals to change significantly the accounting under U.S. GAAP for business combinations and the related treatment of goodwill and other intangible assets with indefinite lives. Please see, "Item
5. Operating and Financial Review and Prospects -- Impact of Recently Issued Accounting Standards" for a discussion of these proposed changes.

        If, either under present or future accounting principles, we conclude that there has been an impairment in the value of one or more of these investments or any of the other transactions that we have completed or may complete that results in the recognition of intangible assets, we would be required to write-down the carrying value of the asset to its estimated fair value with an offsetting charge to our statement of operations. While such a charge would be non-cash, it nonetheless could be highly material to our reported results of operations for any such period in which a charge would have to be recognized.

    We must continue to make capital expenditures in new network infrastructure which, if not offset by additional revenue, will adversely affect our operating results.

        We must continue to expand and adapt our network infrastructure as the number of users and the amount of information they wish to transfer increases and as the requirements of our customers change. The expansion of our Internet network infrastructure will require substantial financial, operational and management resources. The development of private Internet access and other data networks and related services in India is a new business, and we may encounter cost overruns, technical difficulties or other project delays in connection with any or all of the new facilities. We can give no assurance that we will be able to expand or adapt our network infrastructure to meet the additional demand or our customers' changing requirements on a timely basis, or at a commercially reasonable cost, or at all. A portion of our capital expenditures for network development are fixed, and the success of our business depends on our ability to grow our business to utilize this capacity. In addition, if demand for usage of our network were to increase faster than projected, our network could experience capacity constraints, which would adversely affect the performance of the system.

    The legal system in India does not protect intellectual property rights to the same extent as those of the United States, and we may be unsuccessful in protecting our intellectual property rights.

        Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property.

        Our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information. In addition, the laws of India do not protect proprietary rights to the same extent as laws in the United States, and the global nature of the Internet makes it difficult to control the ultimate destination of our products and services. For example, the legal processes to protect service marks in India are not as effective as those in place in the United States. The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly.

        We could be subject to intellectual property infringement claims as the number of our competitors grows and the content and functionality of our websites or other product or service offerings overlap with competitive offerings. Defending against these claims, even if not meritorious, could be expensive and divert management's attention from operating our company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and forced to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing technology. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, or at all.

    Our platform infrastructure and its scalability are not proven, and our current systems may not accommodate increased use while maintaining acceptable overall performance.

        Currently, only a relatively limited number of customers use our Internet service provider services and Internet portal and our corporate network. We must continue to expand and adapt our network infrastructure to accommodate additional users, increasing transaction volumes and changing customer requirements. We may not be able to project accurately the rate or timing of increases, if any, in the use of our websites or expand and upgrade our systems and infrastructure to accommodate such increases. Our systems may not accommodate increased use while maintaining acceptable overall performance. Service lapses could cause our users to use the online services of our competitors.

    We do not plan to pay dividends in the foreseeable future.

        We do not anticipate paying cash dividends to the holders of our ADSs in the foreseeable future. Accordingly, investors must rely on sales of their ADSs after price appreciation, which may never occur, as the only way to realize a positive return on their investment. Investors seeking cash dividends should not purchase our ADSs.

RISKS RELATED TO THE INTERNET

    We may be liable to third parties for information retrieved from the Internet.

        Because users of our Internet service provider service and visitors to our websites may distribute our content to others, third parties may sue us for defamation, negligence, copyright or trademark infringement, personal injury or other matters. We could also become liable if confidential information is disclosed inappropriately. These types of claims have been brought, sometimes successfully, against online services in the United States and Europe. Others could also sue us for the content and services that are accessible from our websites through links to other websites or through content and materials that may be posted by our users in chat rooms or bulletin boards. We do not carry insurance to protect us against these types of claims, and there is no precedent on Internet service provider liability under Indian law. Further, our business is based on establishing our network as a trustworthy and dependable provider of information and services. Allegations of impropriety, even if unfounded, could damage our reputation, disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses.

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

        We face the risk that fundamental changes may occur in the delivery of Internet access services. Currently, Internet services are accessed primarily by computers and are delivered by modems using telephone lines. As the Internet becomes accessible by cellular telephones, personal data assistants, television set-top boxes and other consumer electronic devices, and becomes deliverable through other means involving digital subscriber lines, coaxial cable or wireless transmission mediums, we will have to develop new technology or modify our existing technology to accommodate these developments. Our pursuit of these technological advances, whether directly through internal development or by third party license, may require substantial time and expense. We may be unable to adapt our Internet service business to alternate delivery means and new technologies may not be available to us at all.

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

        Under the Companies Act, 1956 of India, or Companies Act, a public company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders of three-fourths of the company's shares which are voted on the resolution. At our 2000 Annual General Meeting, our stockholders approved a special resolution permitting us to issue up to one million equity shares (equivalent to four million ADSs) in connection with acquisitions. We issued virtually all of these equity shares in connection with our acquisitions of IndiaWorld Communications and Indiaplaza.com and our investment in CricInfo Limited. At our 2001 Annual General Meeting, our stockholders will consider a special resolution permitting us to issue up to four million additional equity shares (equivalent to 16 million ADSs) in connection with acquisitions or capital raising transactions. If this special resolution is passed, ADS holders will be deemed to have waived their preemptive rights with respect to these shares and our Board of Directors will be able to approve the issuance of these shares without further action of our stockholders.

        Even if a waiver is not granted, U.S. holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless approval of the Ministry of Finance of the Government of India is obtained and a registration statement under the Securities Act of 1933, as amended, is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any given registration statement as well as the perceived benefits of enabling the holders of our ADSs to exercise their preemptive rights and any other factors that we deem appropriate to consider at the time the decision must be made. We may elect not to file a registration statement related to preemptive rights otherwise available by law to our stockholders. In the case of future issuances, the new securities may be issued to our depositary, which may sell the securities for the benefit of the holders of the ADSs. The value, if any, our depositary would receive upon the sale of such securities cannot be predicted. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in our company would be reduced.

    Holders of ADSs may be restricted in their ability to exercise voting rights and the information provided with respect to stockholder meetings.

        As a holder of ADSs, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the equity shares represented by your ADSs. At our request, the depositary bank will mail to you any notice of stockholders' meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs. If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder's ADSs in accordance with such voting instructions. However, the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted on a poll.

        As a foreign private issuer, we are not subject to the SEC's so-called proxy rules which regulate the form and content of solicitations by United States-based issuers of proxies from their stockholders. To date, our practice has been to provide advance notice to our ADS holders of all stockholder meetings and to solicit their vote on such matters, through the depositary, and we expect to continue this practice. The form of notice and proxy statement that we have been using is consistent with practice in India, but does not include all of the information that would be provided under the SEC's proxy rules.

    The market price of our ADSs has been and may continue to be highly volatile.

        The market price of our ADSs has fluctuated widely and may continue to do so. For example, since our initial public offering in October 1999 through May 31, 2001 and, after giving effect to the 4-for-1 split of our ADSs in January 2000, the trading price of our ADSs has ranged from a high of $113 per ADS to a low of $2.50 per ADS. Many factors could cause the market price of our ADSs to rise and fall. Some of these factors include:

     - our failure to integrate successfully our operations with those of acquired companies;

     - actual or anticipated variations in our quarterly operating results;

     -       announcement of technological innovations;

     - conditions or trends in the corporate network services, Internet and electronic commerce industries;

     - the competitive and pricing environment for consumer Internet access and corporate network services in India and the related cost and availability of bandwidth;

     -       the perceived attractiveness of investment in Indian companies;

     -       acquisitions and alliances by us or others in the industry;

     - changes in estimates of our performance or recommendations by financial analysts;

     -       market conditions in the industry and the economy as a whole;

     -       introduction of new services by us or our competitors;

     - changes in the market valuations of other Internet service companies;

     - announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     -       additions or departures of key personnel; and


     -       other events or factors, many of which are beyond our control.

        The financial markets in the United States and other countries have experienced significant price and volume fluctuations, and the market prices of technology companies, particularly Internet-related companies, have been and continue to be extremely volatile with negative sentiment prevailing. Volatility in the price of our ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results. In the past, following periods of volatility in the market price of a public company's securities, securities class action litigation has often been instituted against that company. Such litigation could result in substantial costs and a diversion of our management's attention and resources.

    An active or liquid market for the ADSs is not assured, particularly in light of Indian legal restrictions on equity share conversion and foreign ownership of an Internet service provider.

        We cannot predict the extent to which an active, liquid public trading market for our ADSs will exist. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although ADS holders are entitled to withdraw the equity shares underlying the ADSs from the depositary at any time, there is no public market for our equity shares in India or the United States. Furthermore, foreign ownership in our company, which includes all ADSs, is limited to 74% under present Indian law, assuming that our license is amended in accordance with a recently-enacted change in Government of India policy. The previous policy limit was 49%. This limitation means that, unless Indian law changes, at least 26% of our equity shares will never be available to trade in the United States market.

    The future sales of securities by our company or existing stockholders may hurt the price of our ADSs.

        The market price of our ADSs could decline as a result of sales of a large number of equity shares or ADSs or the perception that such sales could occur. Such sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. We intend to issue additional equity shares and ADSs to raise capital and to fund acquisitions and investments, and the parties to any such future transactions could also decide to sell them.

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

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT

        Our company, Satyam Infoway Limited, was organized as a limited liability company under the laws of the Republic of India pursuant to the provisions of the Companies Act on December 12, 1995. We are presently a majority-owned subsidiary of Satyam Computer Services, a leading Indian information technology services company traded on the New York Stock Exchange and the principal Indian stock exchanges. We conduct a significant majority of our business in India. Our wholly-owned subsidiary, Indiaplaza.com, is located in San Jose, California and conducts business in the United States. The address of our principal executive offices is Tidel Park, 2nd Floor, No. 4, Canal Bank Road, Taramani, Chennai 600 113 India, and our telephone number is (91) 44-254-0770.

        Our company was formed as an independent business unit of Satyam Computer Services to develop and offer connectivity-based corporate services allowing businesses in India to exchange information, communicate and transact business electronically. From December 1995 through 1997, we focused on the development and testing of our private data network. In 1997, we began forming strategic partnerships with a number of leading technology and electronic commerce companies, including Open Market, Sterling Commerce and UUNet Technologies, in order to broaden our product and service offerings to our corporate customers. In March 1998, we obtained network certification for conformity with Indian and international network operating standards from the Technical Evaluation Committee of India. In April 1998, we began offering private network services to businesses in India. Our initial products and services included electronic data interchange, e-mail and other messaging services, virtual private networks and related customer support.

        In October 1998, we initiated our online content offerings with two websites: carnaticmusic.com and indiaupdate.com. We also started development of www.sify.com, our online portal, and other related content sites for personal finance, movies and automobiles with the goal of offering a comprehensive suite of websites offering content specifically tailored to Indian interests worldwide.

        On November 6, 1998, the Indian government opened the Internet service provider marketplace to private competition. Capitalizing on our existing private data network, we launched our Internet service provider business, SatyamOnline, on November 22, 1998 and became the first private national Internet service provider in India. We began offering SatyamOnline Internet access and related services to India's consumer market as a complement to the network services offered to our business customers. Our SatyamOnline service was the first in India to offer ready-to-use CD-ROMs enabling online registration and immediate usage.

        In October 1999, we completed our initial public offering and issued 19,205,000 ADSs (representing 4,801,250 equity shares) at a price of $4.50 per ADS. We received approximately $79.2 million, net of underwriting discounts, commissions and other offering costs.

        On November 29, 1999, we purchased 24.5% of the outstanding shares of IndiaWorld Communications, a private company organized under the laws of the Republic of India, for a cash purchase price of Rs.1,222.5 million.

Prior to its acquisition by our company, IndiaWorld was a leading provider of Internet content and services in India. In connection with this purchase, we acquired an option to purchase the remaining 75.5% of the outstanding shares in IndiaWorld Communications for a cash purchase price of Rs.3,767.4 million. In June 2000, we amended the option agreement to provide for the payment of the exercise price by us with a mix of equity shares and cash. We completed the acquisition by exercising the option in June 2000 through the payment of Rs.2,154.3 million in cash and the issuance of 268,500 equity shares. For U.S. GAAP reporting purposes, the financial statements of IndiaWorld Communications have been consolidated with our financial statements from and after December 1, 1999. The acquisition has been accounted for as a purchase and most of the purchase price represented goodwill. We are amortizing the goodwill on a straight line basis over a period of five years, although there are proposals pending to change the accounting treatment for goodwill. Please see, "Item 5. Operating and Financial Review and Prospects."

        In February 2000, we completed a secondary offering and issued 1,868,700 ADSs (representing 467,175 equity shares) at a price at $80.00 per ADS. We received approximately $141.2 million, net of underwriting discounts, commissions and other costs.

        In July 2000, we acquired a 25% stake in CricInfo Limited, a private company incorporated in the United Kingdom, through the issuance of 2,204,720 ADSs (representing 551,180 equity shares). Also in July 2000, we entered into an agreement to acquire of the outstanding capital stock of Indiaplaza.com, a private company incorporated in California. We completed our acquisition of Indiaplaza.com in December 2000 through the issuance of an aggregate of 455,192 shares ADSs (representing 113,798 equity shares) to the former equity holders of Indiaplaza.com. A portion of those ADSs are being held by an escrow agent to compensate us for potential damages relating to a breach of the merger agreement and will be released on January 1, 2002 if no such breach is identified. For U.S. GAAP reporting purposes, the financial statements of Indiaplaza.com have been consolidated with our financials statements from and after December 8, 2000.

        As of March 31, 2001, we had spent approximately Rs.1,177 million to develop and deploy our network infrastructure. As of March 31, 2001, we had aggregate commitments for capital expenditures in an amount equal to approximately Rs.266.9 million ($5.7 million), of which we had advanced approximately Rs.129.6 million ($2.8 million).

        Approximately 30% of our revenues are denominated in foreign currency. Our expenses denominated in foreign currency include the cost of purchasing software from BroadVision, Open Market and Sterling Commerce.

        Our foreign exchange loss was Rs.0 and Rs.0.01 million in fiscal 1997 and 1998, respectively, and our foreign exchange gain was Rs. 0.6 million, Rs.5.4 million and Rs.162 million for fiscal 1999, 2000 and 2001, respectively. Our foreign exchange gain in fiscal 1999, 2000 and 2001 was primarily due to our short-term investment of the proceeds from our public offerings in high quality, interest bearing instruments denominated in U.S. dollars.

BUSINESS OVERVIEW

        We are the largest integrated Internet and electronic commerce services company in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. Our primary businesses include the following:

     -       corporate network/data and e-consulting services;

     -       consumer Internet access services; and

     -       online portal and content offerings.

Our comprehensive range of products and services enables our business and consumer customers to communicate, transmit and share information, access online content and conduct business remotely using our private data network or the Internet.

        We began providing corporate network/data and e-consulting services to businesses in April 1998, and as of March 31, 2001 we had more than 650 corporate customers. We launched our Internet service provider business in November 1998, becoming the first private Internet service provider to begin service after the Indian government, which controls the largest Internet service provider in India, opened the market to private competition. We currently have more than 460,000 subscribers for our SatyamOnline services. We also operate an online portal, www.sify.com, and related content sites specifically tailored for Indian interests worldwide. Sify.com is one of India's leading portals with services in areas such as news, travel, finance, health and shopping in addition to e-mail, chat and search. During March 2001, our websites generated approximately 180 million page views.

        We currently operate India's largest national private data network utilizing Internet protocol, which is an Internet industry standard for tracking Internet addresses, routing outgoing messages and recognizing incoming messages. As of March 31, 2001, we owned and operated 51 points of presence serving more than 220 cities across India, representing an estimated 90% of the installed personal computer base in India. Points of presence are telecommunications facilities located in a particular market which allow our customers to connect to the Internet through a local telephone call. We operate international Internet gateways in Ahmedabad, Delhi, Hyderabad, Mumbai (Bombay) and Pune and are in the process of building additional international gateways in 12 other cities across India.

        We seek to become the premier integrated Internet and electronic commerce solutions provider to businesses and consumers in India. We believe that demand for our services is significant in India and growing rapidly as businesses and consumers seek alternatives to the communications services offered by India's government-controlled telecom providers. We intend to continue to focus on providing superior network performance and high levels of customer service and technical support to increase our customer base and maximize customer satisfaction.

INDUSTRY OVERVIEW

        Development of the Internet. According to International Data Corporation, the total number of Internet users worldwide is expected to grow at a compound annual growth rate of 27% from approximately 196 million in 1999 to 502 million in 2003. We believe that the large and increasing number of home and office computers linked to the Internet, advances in network design, increased availability of Internet-based software and applications, the emergence of useful content and electronic commerce technologies, and convenient, fast and inexpensive Internet access will continue to drive Internet growth and usage in the near future.

        Special Communications Needs of Businesses. As the Internet becomes more developed and reliable, businesses are increasingly utilizing the Internet for functions critical to their core business strategies such as sales and marketing, customer service and project coordination. The Internet presents a compelling profit opportunity for businesses by enabling them to reduce operating costs, access valuable information and reach new markets. To maintain a significant presence on the Internet, businesses typically purchase Internet access services and establish a website. Internet access provides a company with its basic gateway to the Internet, allowing it to transfer e-mail, access information and connect with employees, customers and suppliers. A website provides a company with a tangible identity and an interactive presence on the Internet. Many corporations are also converting their information systems and databases to web-enabled systems. International Data Corporation estimates that revenue from Internet web hosting services worldwide will grow at a rate that averages 96.0% annually from $0.8 billion in 1998 to $11.8 billion in 2002. International Data Corporation also estimates that revenue from electronic commerce spending worldwide will grow from $111 billion in 1999 to $1,317 billion in 2003.

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

        The ability to exploit the Internet service provider and other data service markets in India is currently inhibited by bandwidth limitations imposed by cost and technical obstacles. Bandwidth refers to the measurement of the volume of data capable of being transported in a communications system in a given amount of time. Bandwidth rates are commonly expressed in terms of Kbps (kilobits per second, or thousands of bits of data per second) or Mbps (megabits, or millions of bits of data per second). Generally, bandwidth remains very expensive in India. Prices for bandwidth are set by two agencies in India, the Department of Telecommunications, or DOT, and the TRAI and have remained high due to, among other things, capacity constraints.

        To date, a significant amount of the usage of Indian content sites on the World Wide Web has been driven by Internet users outside of India. We expect the growth in personal computers and Internet users to increase the demand for Internet content directed towards domestic Indian consumers as well as the amount of electronic commerce in India. Set forth below is a table summarizing International Data Corporation's projections for Internet use and electronic commerce revenue in India:

                                                                                                              ANNUALIZED
                                                                          2000                 2005             GROWTH
                                                                        ---------            ---------        ----------
                                                                             (in millions, except annualized growth)
Indian Internet users ......................................                  4.4                 37.6             53%
Indian installed personal and network computer base ........                  4.2                 33.0             51%
Indian Internet commerce revenues ..........................            $     393            $  27,000            134%

        Private market participants historically have not been able to exploit the market opportunities in India because the regulatory environment in India largely prevented any competition with the national government-controlled telecom providers. Until November 1998, the only Internet service provider permitted in India was VSNL, a government sponsored and majority-owned entity, which at that time had approximately 150,000 subscribers. VSNL began providing Internet access on August 15, 1995. According to information contained on its website, VSNL had 631,000 subscribers as of March 31, 2001. On November 6, 1998, the government opened the Indian Internet service provider market to private competition and grants Internet Service Provider Licenses. The licensees include cable television operators and joint ventures between local companies and large international telecom providers. Internet service provider licenses are granted for 15 years, with only nominal license fees. Internet telephony is not permitted by the current regulations. Currently, pricing of Internet service provider services is not regulated by the Government of India, although it has the power to elect to do so through policy directives. The prices Internet service providers charge their subscribers and the interconnection charges between service providers are regulated by the TRAI.

SIFY BUSINESS MODEL

        We believe that the growth of the Internet and other network services in India has been inhibited by relatively high costs and poor user experiences caused by an inadequate telecommunications infrastructure and slow network connection speeds. We are committed to expanding and enhancing our private network backbone and to providing high quality technical support to attract users to our services. We believe that our products and services provide our customers with the ability to exchange information, communicate and transact business over the Internet with speed, efficiency, reliability and security superior to other Internet service providers. Key advantages of the Sify business model include:

     - End-to-end network solutions for business customers. We provide our business customers with a comprehensive range of Internet, connectivity and private network solutions complemented by a broad base of web-based business applications. Our corporate services range from dial-up and dedicated Internet access, international roaming to virtual private networks, web implementation, electronic commerce solutions and web hosting. Our end-to-end solutions enable our corporate customers to address their networking and data communication needs efficiently without having to assemble products and services from different value-added resellers, Internet service providers and information technology firms.

     - National private Internet protocol network backbone with International Gateways. We currently operate India's largest private national Internet protocol data network. As of March 31, 2001, we owned and operated 51 points of presence serving more than 220 cities across India, representing an estimated 90% of the installed personal computer base in India. Our network provides the platform for the national delivery of Internet access to consumers as well as the backbone for our full range of corporate network and technology services. Our private network infrastructure allows corporations to establish virtual private networks and electronic data interchanges without dealing directly with the government telecom providers. We operate International Internet gateways in Ahmedabad, Delhi, Hyderabad, Mumbai (Bombay) and Pune and are in the process of building additional international gateways in 12 other cities across India.

     - Superior end-user performance and customer support. We provide a high level of customer service, network performance and technical support to maximize customer satisfaction. A significant number of our employees are engaged in our customer service or technical support departments, which operate 24-hours-a-day, seven-days-a-week. Our network engineers continually monitor network traffic and congestion points to deliver consistent, high quality network performance. Our strategy of providing superior network performance and customer service is designed to result in significant customer growth from referrals and industry recognition.

     - Internet content and electronic commerce websites customized for the Indian market. We view the Indian market as a series of specific market segments with unique cultural and topical interests, rather than an extension of a homogeneous, worldwide Internet market. We have assembled a team of India-based employees familiar with the local culture, language and business environments in our markets to develop Internet content and electronic commerce websites tailored for the Indian market. We regularly incorporate new and original third-party content suited to our local and regional audiences to enhance our customers' online experience and to attract new users both within India and abroad. As a result of our local market knowledge, we have been able to increase traffic flow to our websites and to create brand awareness for our SatyamOnline access service. Our acquisitions of IndiaWorld Communications and Indiaplaza and our relationship with CricInfo Limited provide us with additional content sites tailored to Indian interests worldwide.

     - Strategic partnerships with industry leaders. We have developed strategic relationships with leading Internet and telecommunications manufacturers. For example, we are the exclusive network partner for UUNet Technologies, providing its customers with roaming services in India. Our arrangements with Broadvision, Open Market and Sterling Commerce provide our customers access to cutting edge business-to-business electronic data and communication applications and Internet electronic commerce software.

GROWTH STRATEGY

        Our goal is to become the premier integrated Internet and electronic commerce solutions provider to businesses and consumers in India. Our principal business strategies to accomplish this objective are:

     - Invest in the continued enhancement and expansion of our network infrastructure to support customer growth, enter new markets and accommodate increased customer usage. We intend to continue to increase the capacity and geographic reach of our network in order to support subscriber growth, enter new markets and accommodate increased customer usage. We are committed to using proven technologies and equipment and to providing superior network performance. We have deployed asynchronous transfer mode, or ATM, switches on nine points of presence along our network. These ATM switches enable us to allocate our network capacity more efficiently. Our Internet service provider license permits us to establish and maintain our own direct connections to the international Internet, either by purchasing satellite earth stations or by leasing or purchasing capacity on transoceanic fiber optic cables. In partnership with Singapore Telecommunications Ltd., Loral Cyberstar and New Skies, we have deployed private international gateways in Ahmedabad, Delhi, Hyderabad, Mumbai (Bombay) and Pune. These private international gateways enable Internet users to access globally available data faster and provide enhanced service to customers. We believe that as the size and capacity of our network infrastructure grows, its large scale and national coverage will create economies of scale and barriers to entry for our competitors.

     - Increase penetration in our existing markets by expanding awareness of the "SatyamOnline" brand name to capitalize on our first mover advantage in India. We intend to capitalize on our first-to-market advantage in India to establish national service and a brand name in advance of other private competitors. We are presently the largest national independent Internet service provider in India, based on number of subscribers. As of March 31, 2001, we operated 51 points of presence serving more than 220 cities across India, representing an estimated 90% of the installed personal computer base in India. We intend to accelerate penetration within our existing markets and enter additional targeted markets by creating awareness of the "SatyamOnline" brand name. We intend to make SatyamOnline synonymous with superior Internet connectivity and with online content tailored specifically for the Indian market and Indian interests worldwide. Our marketing strategy includes print, television and radio advertising, direct mailing campaigns targeting personal computer owners and operating with "cybercafes."

     - Expand our products and services with new technologies to enable our customers to use the Internet more effectively. We continually seek to expand the breadth of our product and service offerings with new technologies. For example, we have launched cybercafes to tap the large non-personal computer owner market in India. Our cybercafes prominently display the SIFY and SatyamOnline brands and offer a full range of our Internet connectivity services. We recently introduced a number of other new products and services, including e-mail designed for regional Indian dialects, a user customized portal site, video mail, Internet Protocol fax service, Internet messaging and micro-payments.

     - Strengthen our Internet portal and other Internet content websites with more content tailored to Indian interests worldwide. Our portal, www.sify.com, functions as an initial gateway to the Internet, the user's starting point for web browsing and other Internet services, for our consumer Internet service provider subscribers. Our portal is a media rich, user friendly, interactive website offering hyperlinks to a wide variety of websites and services, including our own websites. Our websites cater to a variety of Indian interests within and outside of India. To achieve our goal of developing the premier Internet portal focused on the Indian market, we intend to continue to expand and improve the quality of www.sify.com, and are actively developing additional content oriented towards topical and cultural interests of Indians worldwide. As the availability of Internet access expands in India, we believe that increasing numbers of Internet users will be attracted to our high quality websites and online content designed specifically for the Indian consumer. We will seek to attract advertisers, electronic commerce merchants and third-party content providers trying to reach our users in order to generate additional revenues for sify.com.

     - Expand our customer distribution channels through strategic alliances to take advantage of the sales and marketing capabilities of our strategic partners. We intend to continue to expand our customer acquisition channels, for both our consumer Internet access and corporate network and technology services. We have arrangements with two leading personal computer manufacturers, Compaq and Hewlett-Packard, to bundle our SatyamOnline Internet access service with the sale of their personal computers in India. We have also formed strategic alliances with computer and electronics retailers.

     - Pursue selective strategic investments, alliances and acquisitions to expand our customer base, increase utilization of our network and add new technologies to our product mix. We believe that our growth can be supplemented by selective acquisitions of complementary businesses. We may seek to expand our market presence in our corporate network business through the acquisition of web hosting, data center, web implementation and/or systems integration companies. We will also consider acquisition of third party websites and content providers for our portal, www.sify.com, and acquisitions of Internet service providers that have a significant or growing customer base in our current or targeted markets. We believe that as the Internet service provider market in India evolves, customers will place greater emphasis on Internet service provider performance, network coverage, reliability, value-added services and customer support. These trends could lead to a future consolidation of Internet service providers in India.

SERVICE OFFERINGS

        We offer a wide range of Internet and other network services to meet the needs of corporate customers and consumers. These services can be divided into three categories:

     -       corporate network/data and e-consulting services;

     -       consumer Internet access services; and

     -       online portal and content offerings.

        Corporate Network/Data and e-Consulting Services.

        We offer a comprehensive suite of technology products and network-based services that provide our corporate customers with comprehensive Internet and private network access. Our products and services enable our corporate customers to offer a full range of business-to-business and electronic commerce-related services.

        Our corporate network/data and e-consulting services consist of the following:

        Internet access. We offer continuous high-speed Internet access, as well as dial-up Internet access, to businesses in India. Our dedicated Internet access services are provided to corporate customers at speeds ranging from 64 Kbps to 2 Mbps. Our Venture 500 Plan provides dial-up access to the Internet tailored to corporate customers requiring multiple e-mail identifications and includes our 24-hour-a-day, seven-day-a-week customer service. A corporate customer who is within local dialing range of one of our points of presence can access our services with a local telephone call. We also offer an international roaming service which caters to business executives who travel outside of India. Our principal Internet access options for corporate customers include:

Service                         Summary Description                                Pricing
-------                         -------------------                                -------
Leased Line       Dedicated high speed Internet access at up to 64 Kbps       Rs.200,000 annually

ISDN              Dedicated high speed Internet access at up to 64 Kbps       Rs.200,000 annually

PSTN              Dedicated Internet access at up to 28.8 Kbps                Rs.120,000 annually

NetName           Domain name registration                                    Rs.990

NetWorld          25 Hours of Internet access over a 12-month period          Rs.7,000
                  while roaming outside India

NetMail           Additional e-mail capability without Internet access        Rs.2,000

        Private network services. We offer a wide variety of private network services for both small and large corporate customers. Many companies in India have established private data communication networks, which are often referred to as wide area networks, or WANs, and built on expensive leased lines, to transfer proprietary data between office locations. We were the first company in India to offer a cost-effective replacement alternative to WANs by providing secure transmission of data using Internet protocol over our private network infrastructure. Virtual private network products, often in combination with a website, are also the basis for offering intranet and extranet services. Intranets are corporate networks that rely on Internet-based technologies to provide secure links between corporate offices and secure access to internal company data. Extranets expand the network to selected business partners through secure links on the Internet. We also allow our corporate customers to outsource all of their WAN requirements to us. Our virtual private network solutions offer Internet service without the waiting periods created when obtaining such service from the government provider. Our nationwide Lotus Notes management system provides the software and framework for our customers to utilize their private network systems to interlink their offices and exchange information. We also support the Microsoft Exchange messaging system.

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

        Business-to-business commerce applications. We deliver complete data transfer and business-to-business electronic commerce applications to our corporate customers through our relationships with key vendors of Internet-related hardware, software and services. Our data transfer applications provide supply chain integration and help coordinate the manufacturing and distribution process for our corporate customers. We have an agreement with Sterling Commerce to provide its data transfer and electronic commerce software and systems in India. These products include:

     - the CONNECT product line that provides the software infrastructure for moving and managing information inside and outside the enterprise;

     - the COMMERCE product line that provides value-added services to help customers build, manage, and service global commerce business communities;

     - the GENTRAN product line that provides software for the integration of business processes and the automation of business transactions; and

     - EC Managed Services which offer businesses a full range of electronic commerce outsourcing services and consulting solutions.

        Web-based services. We provide comprehensive website design, development, implementation and hosting services. We believe we are one of the largest website developers in India. Our customers' websites range from basic informational sites to complex interactive sites featuring sophisticated graphics, animation, sound and other multimedia content. Our interactive development capabilities utilize tools such as Hypertext Markup Language, or HTML, Virtual Reality Markup Language, or VRML, computer animation, composting and motion capture. We have a dedicated team of design and development personnel who are available for large-scale web development projects. We have an agreement with Open Market to provide its electronic commerce products and services in India. These products include:

     - web-based Internet catalogs with database capabilities of various sizes;

     -       Internet publishing software;

     - a transaction engine that enables an organization to conduct commerce over the Internet; and

     - a payment gateway to facilitate commerce services to other service providers or merchants.

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

        Data Center. Our 20,000 square foot data center in Mumbai (Bombay) has been designed to act as a reliable, secure and scalable facility to host mission-critical applications with the capacity to host 4,000 servers. Through this data center, which is connected to the DOT's telecom backbone by redundant fiber optic links, we offer co-location and hosting services with an uptime of 99%.

        Recent initiatives in our corporate network and technology services business include:

     - International Gateways. We have launched private international gateways to the Internet in partnership with Singapore Telecommunications Ltd., Loral Cyberstar and New Skies in five strategic cities in India. These private international gateways enable Internet users to access globally available data faster and provide enhanced service to customers. Our international gateways are located in Ahmedebad, Delhi, Hyderabad, Mumbai (Bombay) and Pune. We are in the process of building additional gateways in 12 other cities across India.

     - Northern California Branch. In connection with our acquisition of Indiaplaza.com, we recently determined to open a branch in San Jose, California to focus on corporate network and e-consulting services opportunities in the United States. We expect to hire or transfer approximately 80 employees to our Northern California branch over the next 10 months.

     - SafeScrypt Limited. In partnership with Verisign, a leading provider of Internet trust services, we have formed a wholly-owned subsidiary, SafeScrypt Limited, to provide managed digital certificate-based authentication services in India. SafeScrypt Limited is the principal affiliate of Verisign in India and is a member of Verisign's Global Affiliate Network. This Global Affiliate Network is a group of prominent international service providers utilizing common technology, operating practices and infrastructure to deliver interoperable trust services over the Internet through the Verisign Trust Network, the world's largest network of globally-interoperable digital certificates.

        Our corporate network/data and e-consulting services division accounted for approximately 87.1%, 42.5% and 64.6% of our revenues in fiscal 1999, 2000 and 2001, respectively. The decrease in corporate network and e-consulting services division revenues as a percentage of total revenues from fiscal 1999 to fiscal 2000 was due to our introduction of consumer Internet access services in November 1998. The increase in corporate network and e- consulting services division revenues as a percentage of total revenues from fiscal 2000 to fiscal 2001 was due to the growth of our corporate customer base combined with increased competition and pricing pressures in the consumer Internet access services division. Recent trends cause us to believe that corporate services will continue to be the largest part of our business for the immediate future.

        Consumer Internet access services.

        We offer dial-up Internet access, e-mail and web page hosting to consumers in India through convenient online registration and user-friendly software. In November 1998 after deregulation of the Internet service provider market in India, we launched our Internet service provider business and became the first private Internet service provider in India. As of March 31, 2001, we had 460,000 consumer Internet subscribers.

        In addition, we offer public Internet access to consumers through cybercafes, which we refer to as "iways." Because the personal computer penetration rate in India is relatively low, iways are designed to provide public Internet access to the significant portion of the Indian population that does not own a personal computer. We believe that iways will expand access to our portal and websites to consumers who do not own a personal computer or have Internet access at home. Iways offer a full range of Internet connectivity services. As of March 31, 2001, we operated 301 iways in six cities.

        We are the second largest national provider, and the largest private provider, of Internet access and Internet services to consumers and businesses in India, based on the number of subscribers as of March 31, 2001. Currently, the largest national Internet service provider in India is VSNL, which is majority-owned by the Indian government.

        We launched our consumer Internet service provider business on November 22, 1998, just 15 days after the Government of India opened the market to private competition. Within 45 days, we had initiated service in 12 cities, including Ahmedabad, Bangalore, Calcutta, Chennai (Madras) Cochin, Coimbatore, Delhi, Hyderabad, Ludhiana, Mumbai (Bombay), Pondicherry and Pune. As of March 31, 2001, we owned and operated 51 points of presence serving more than 220 cities across India, representing an estimated 90% of the installed personal computer base in India. Our expansion plan targets major metropolitan areas and state capitals that we believe have a sufficient number of installed personal computers to support a point of presence.

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

        Our service offerings come in a number of packages, designed to attract beginning Internet users and service the needs of advanced users. All of our Discover Internet access offerings are bundled with a package of value-added products, including one megabyte of either POP3 or Imap e-mail, a one page pre-templated web page, approximately Rs.4,000 retail value of licensed software, including a multimedia Internet training kit, FIRE antivirus and parental control software and IndoMail, a multilingual mail in 14 Indian languages, and our 24-hour-a-day, seven-day-a-week customer service. Our Discover offerings are offered only on a prepaid basis and can be renewed online. Browsing between 11:00 p.m. and 8:00 a.m. is considered as half time.

        Since May 2000, we have offered unlimited Internet access to consumers for a fixed price. Our "Unltd..." domestic packs for home personal computer users offer unlimited Internet access for a period of one, three, 12 or 24 months from the date of registration. Our one and three month unlimited domestic offerings are bundled with one user ID and one electronic mail ID with five megabytes of mailbox storage. Our 12-month unlimited domestic offering is bundled with 60 hours of domestic roaming access, five user ID's and five electronic mail ID's with five megabytes of mailbox storage per ID. Our 24-month unlimited domestic offering is bundled with 150 hours of domestic roaming access, five user ID's and five electronic mail ID's with five megabytes of mailbox storage per ID. We expect the market for consumer Internet access to remain highly price competitive as late market entrants attempt to acquire customers. Our consumer Internet service provider offerings include:

   SERVICE                            SUMMARY DESCRIPTION                                    PRICE
   -------                            -------------------                                    -----
Discover 20             40 hours of Internet access over a 12-month period                   Rs.199
Discover 25             25 hours of Internet access over a 12-month period                   Rs.350
Discover 30             80 hours of Internet access over a 12-month period                   Rs.690
Discover 60             100 hours of Internet access over a 12-month period                   Rs.790
Discover 100            125 hours of Internet access over a 24-month period                  Rs.900
Discover 200            240 hours of Internet access over a 24-month period                  Rs.1,490
Discover 500            580 hours of Internet access over a 36-month period                  Rs.2,900
Discover 1000           1000 hours of Internet access over a 36-month period                 Rs.4,900
UnLtd...(1 month)       Unlimited hours of Internet access over a 1-month period             Rs.349
UnLtd...(3 month)       Unlimited hours of Internet access over a 3-month period             Rs.999
UnLtd...(12 month)      Unlimited hours of Internet access over a 12-month period            Rs.3,588
UnLtd...(24 month)      Unlimited hours of Internet access over a 24-month period            Rs.4,750

        The most common connection technique is for subscribers to dial-up to our system using a personal computer configured with a modem. A subscriber who is within local dialing range of one of our points of presence can access the Internet with a local telephone call. In addition to paying for Internet access, the customer is responsible for the cost of the call, which currently is 1.3 rupees (2.7 cents) per 3 minutes. We estimate that substantially all of our subscribers access our services with a local telephone call. Subscribers who access our services with a long-distance telephone call are responsible for the long-distance charges.

        We believe that a critical element of consumer satisfaction is to have an adequate number of access lines available to assure prompt and reliable connection to our service. Telephone lines are in short supply in India, and there is frequently a waiting period of one or more months to acquire additional lines. We have ordered in advance a significant number of additional lines to provide capacity additions in anticipation of growth in our service.

        Subscribers local to a call center can call our call center facility for customer service and technical support through a local telephone number. Subscribers can also e-mail their questions directly to a customer service and technical support address at our company.

        Our consumer Internet access services division accounted for approximately 12.9%, 52.5% and 26.3% of our revenues in fiscal 1999, 2000 and 2001, respectively. The increase in consumer Internet access services division revenues as a percentage of total revenues from fiscal 1999 to fiscal 2000 was due to the introduction of our consumer Internet access services in November 1998. The decrease in consumer Internet access services division revenues as a percentage of total revenues from fiscal 2000 to fiscal 2001 was due to the growth of our corporate customer base combined with increased competition and pricing pressures in the consumer Internet access services division.

        Online portal and content offerings.

        We operate an online portal, www.sify.com, that functions as a principal entry point and gateway for accessing the Internet by providing useful web-related services and links. We also offer related content sites specifically tailored to Indian interests worldwide in six local Indian languages. Our portal site is designed to be the initial launch screen for all of our SatyamOnline customers, but can also be accessed by Internet users worldwide. As a portal, we provide a gateway to the Internet by offering information services, directory tools, e-mail, contests, Internet chat and electronic commerce activities such as online shopping and classified ads. We also allow the user to personalize the www.sify.com start page to include links to the user's most frequently used features on the Internet, including particular search engines, free mail providers and favorite content sites. For online merchants, we allow them to create their own e-commerce store hosted on our www.sify.com virtual shopping mall web page. Our customization features encourage users to make www.sify.com their first stop on the Internet and allow us to provide special privileges and benefits to our Internet service provider subscribers compared to users who access www.sify.com through another service provider. Our objective is to attract as many users as possible to generate revenues from advertising, sponsorship fees and electronic commerce transaction commissions. Sify.com generated 180 million page views in March 2001.

        Channels on www.sify.com presently include:

   Channel                            Description
   -------                            -----------
Astrology           Portal offering horoscope, numerology and related
                    information.

Bawarchi            Portal dedicated to Indian cuisine.

Business Events Business news channel offering information on upcoming seminars and conferences.

Carnatic Music Indian classical music site where users may chat with artists, hear CD music clips and buy concert tickets online.
                    This site also contains a link to an online music store.

Carstreet           Comparison shopping site for automobiles.

Cities Information channel offering content such as restaurants, shopping and leisure activities specific to Bangalore, Delhi, Mumbai (Bombay) and Kolkata.

Classified          Online classified advertisements.

Clubs Portal facilitating online communities of users with common interests.

Computing           Site dedicated to computer-related content, such as software reviews and downloads and computer-related news and
                    discussions.

Discussions         Discussion and chatroom site.

Education           Learning and education portal.

Entertainment       A comprehensive entertainment guide that covers film,
                    television, music, culture, people and performing arts.

Festivals           Site dedicated to holidays and festivals.

15 to 21 Portal designed to provide a forum to understand and express the needs, desires and aspirations of Indian youth.

Games               A service that provides online gaming, reviews and shopping.

Greetings           Online greeting card site.

Health An online guide to healthy living with responses to health-related questions by qualified doctors.

Indiaplaza          Online shopping mall offering Indian merchandise.

Job                 Search Technology jobs and career portal.

Khel                Site featuring sports-related news and information.

Matrimonials        Matrimonial matching site.

Movies Indian movie channel featuring movie reviews, archives, interviews, chats and local movie listings.

Music               Music site featuring news, reviews and shopping.

News Real-time news site with domestic and international news, weather and entertainment.

Samachar            Indian news channel.

Say it              Comedy channel.

Search              Worldwide web search portal.

Sifymall            Online shopping channel.

Travel Travel site offering online air travel, hotel and car hire services.

Walletwatch         Personal finance site featuring stock quotes, portfolio
                    manager, links to brokerage firms and editorial content.

Weather             Indian weather channel.

Youth               Indian youth channel.


        Today, there are probably more non-resident Indians than Indians residing domestically who have access to the Internet. As a result, many content sites, including sify.com, have more users located outside of India than within. However, we believe that the market for content and services within India will develop rapidly. To expand usage of our services domestically, we believe that we must provide more services of daily value, such as the ability to buy groceries or movie tickets online or to check an up-to-date movie review before buying a ticket.

        Recent initiatives for our online portal and content offerings business include:

     - IndiaWorld Communications. On November 29, 1999, we purchased 24.5% of the outstanding shares of IndiaWorld Communications, a private company organized under the laws of the Republic of India, for a cash purchase price of Rs.1,222.5 million. Prior to its acquisition by our company, IndiaWorld Communications was a leading provider of Internet content and services in India. In connection with this purchase, we acquired an option to purchase the remaining 75.5% of the outstanding shares in IndiaWorld Communications for a cash purchase price of Rs.3,767.4 million. In June 2000, we amended the option agreement to provide for the payment of the exercise price by us with a mix of equity shares and cash. We completed the acquisition by exercising the option in June 2000 through the payment of Rs.2,154.3 million in cash and the issuance of 268,500 equity shares.


     - Online Trading in Securities. We formed a joint venture with Refco Group Ltd. to meet the growing demand among Internet subscribers for online investing services in India. The joint venture will offer online equity and futures trading for retail customers once online trading is implemented by the stock exchanges in India, as well as execution and clearing services for financial institutions. We have a 40% ownership interest in the joint venture.

     - Online Travel Services. We entered into a tie-up with AFL Indtravels, the Indian affiliate of Carlson Wagonlit Inc., to offer online air travel, hotel and car hire services on sify.com. This new travel channel offers comprehensive travel and lodging services to its users, including the following primary services: online booking airline tickets using the flight search facility of Amadeus GDS (Global Distribution Service) which permits the user to obtain flight and seat availability from any city or airport to any other city or airport; hotel bookings at over 300 hotels in 80 cities and towns; and car hire service for travelers in all major cities.


     - America Online -- AOL Instant Messenger. We have a multi-year agreement with AmericaOnline to distribute a co-branded version of the AOL Instant Messenger service to our customers. This service allows our subscribers to exchange real-time instant messages with other Satyam Internet subscribers and other AOL Instant Messenger users and AOL members who comprise the AOL Buddy List network.

     - CricInfo Limited Investment. In July 2000, we acquired a 25% stake in CricInfo Limited. CricInfo Limited operates www.cricinfo.com, which is one of the most popular cricket sites in the world. We receive a portion of the revenues generated from advertising and electronic commerce business generated by www.cricinfo.com's India site.

     - Indiaplaza.com Acquisition. In July 2000, we entered into an agreement to acquire all of the outstanding capital stock of IndiaPlaza.com, Inc., a private company incorporated in California. We completed this acquisition in December 2000. Indiaplaza.com operates an online shopping mall catering to Indian interests.

        Prior to fiscal 2000, this division did not constitute a material portion of our total revenues. In fiscal 2000 and 2001, our online portal and content offerings division accounted for approximately 5.0% and 8.1%, respectively, of our total revenues.

STRATEGIC VENDOR PARTNERSHIPS

        We maintain a number of strategic relationships with key vendors of Internet-related hardware, software and services. Some of these relationships are exclusive to us in India, subject in some cases to minimum sales thresholds. These relationships result in two significant benefits. First, they provide us with the ability to offer valuable products and services to our customers in India. In addition, these relationships help us market our services by providing us with access to our partners' customer bases. Our network and related services are focused on meeting the needs of corporate customers, particularly in manufacturing and service organizations, which have a need to coordinate their activities with satellite operations such as dealers, distributors, agents and suppliers. Broadvision, Open Market, Sterling Commerce and UUNet Technologies are among our strategic partners. For additional information regarding our relationships with these companies, please see "Item 10. Additional Information--Material Contracts."

CORPORATE CUSTOMERS

        We have established a diversified base of corporate customers in a variety of data intensive industries, including financial services, publishing, retail, shipping and manufacturing. Our corporate customer base has grown to over 650 customers. Our corporate customers for data/network services include Aventis, Gillette India, Lucent, Ranbaxy and Whirlpool. Our largest corporate customers for e-consulting services include Banque National de Paris, Doordarshan, HDFC Bank, State Bank of India UTI Bank and Xerox. No single customer accounted for more than 10% of our revenues in fiscal 2001.

CUSTOMER SERVICE AND TECHNICAL SUPPORT

        We believe that excellent customer support is critical to our success in attracting and retaining subscribers. We currently provide customer service and technical support via a local telephone call in all 51 cities in which we have a point of presence. Subscribers can also e-mail their questions directly to a customer service and technical support address at our company. Our customer service and technical support staff handles all questions regarding a subscriber's account and the provision of our services and is available 24-hours-a-day, seven-days-a-week.

SALES AND MARKETING

        Corporate Offerings. The principal focus of our sales and marketing staff is existing and potential corporate customers. We seek to penetrate this market through trade publication ads, industry trade shows and seminars for the benefit of industry associations and potential customers. As of March 31, 2001, we had 183 employees dedicated to sales and marketing.

        Consumer Offerings. A key element of our business strategy is to increase our brand awareness and market penetration among consumers through a number of means including an expanded advertising campaign focused primarily on print advertising, direct mail and free software to consumers who become subscribers.

        In addition, we intend to continue to operate cybercafes under the "iway" brand name, and to enter into relationships with independent cybercafes to co-brand our websites with their businesses, in order to expand access to our portal and websites by consumers who do not own a personal computer or have Internet access at home. To increase Internet access and use of our websites by personal computer buyers, we have entered into arrangements with personal computer manufacturers and vendors, including Compaq and Hewlett-Packard, to have our Internet access software bundled with their computers.

TECHNOLOGY AND NETWORK INFRASTRUCTURE

        We currently operate India's largest national Internet protocol private data network with 51 points of presence serving more than 220 cities across India, representing an estimated 90% of the installed personal computer base in India. A point of presence is commonly defined as the ability to access online services in a market through a local telephone call or local leased lines. We own and operate our network facilities and customer service operations which gives us greater control over the utilization and quality of our network. We have designed and built our network using advanced technologies and equipment which allows us to continue to expand the geographic range of our network, integrate improved data processing technologies and enhance speed and capacity with little or no disruption to our customers.

        Geographic Coverage. Through our national network of points of presence, our business and consumer Internet access customers are able to access the Internet in 51 of the largest markets in India via a local phone call. We have backbone points of presence in Ahmedabad, Bangalore, Calcutta, Chennai (Madras), Cochin, Coimbatore, Delhi, Hyderabad, Lucknow, Ludhiana, Mumbai (Bombay) and Pune. These backbone points of presence, also called primary nodes, reside at the core of a larger Internet protocol network with a meshed topology architecture. We also have additional points of presence, or secondary nodes, in Aurangabad, Baroda, Belgaum, Bhopal, Bhubaneshwar, Calicut, Chandigarh, Davengere, Goa, Gurgaon, Guwahati, Hubli, Indore, Jaipur, Jamnagar, Jamshedpur, Jodhpur, Kanpur, Kakinada, Karnal, Kota, Madurai, Mangalore, Mesana, Nagpur, Nasik, Patna, Pondicherry, Raipur, Rajkot, Shimoga, Siliguri, Surat, Thiruvananthapuram, Tiruvalla, Trichy, Varanasi, Vijayawada and Vishakapatnam. Each point of presence contains data communications equipment housed in a secure facility owned or leased by our company located near a DOT or Mahanagar Telephone Nigam Limited telephone switching station. Each point of presence contains a modem bank which receives and aggregates incoming calls from customers who access our system by modem connection through a local call on the public telephone system. Our larger corporate customers access the point of presence directly through leased lines.

        Network Architecture. We ensure network reliability through several methods and have invested in proven technologies. We use Cisco routers to route traffic between nodes and an IGX WAN switch to terminate traffic. The routers and WAN switches are interconnected using a high speed interface. Our applications and network verification servers are manufactured by Hewlett-Packard.

        The primary nodes on the backbone network are connected by up to 6 Mbps high speed fiber optic lines that we lease from the DOT. The secondary nodes are connected by 2 Mbps or multiple 64 Kbps leased lines. Almost all nodes are accessible from at least two other nodes, allowing us to reroute traffic. In addition, we minimize the possibility that system failures interrupt service by automatically activating an ISDN dial-up on the backbone network in the event any segment goes down. We reduce our exposure to failures on the local loop by usually locating our points of presence within one segment of the central telephone exchange and purchasing connectivity from multiple exchanges. To further maximize our network uptime, we are continuing to install fiber optic connections directly from each of our primary nodes to the central exchange.

        We operate international Internet gateways in Ahmedabad, Hyderabad, Mumbai (Bombay) and Pune and are in the process of building additional international gateways in 12 other cities across India. Our international gateways, which we have launched in partnership with Singapore Telecommunications Ltd., Loral Cyberstar and New Skies, enable Internet users to access globally available data faster and provide enhanced service to our customers. The Government of India only recently permitted private companies such as ours to operate their own international gateways. Previously, we used international gateways operated by VSNL, the government-controlled provider of international telecommunications services in India.

        In addition to a fundamental emphasis on reliability, our network design philosophy has focused on compatibility, interoperability and scalability. We use ethernet and Internet protocols to transmit data, thus ensuring that our network is completely interoperable with other networks and systems and that we may port any application onto our network. The modular design of our network is fully scalable, allowing us to expand without changing the network design or architecture, thus ensuring little or no service disruption. Finally, we have deployed Cisco ATM switches on nine points of presence along our network. These ATM switches allow us to allocate our existing capacity more efficiently by offering frame relay and dedicated bandwidth.

        Network Operations Center. We maintain a network operation center located in Chennai (Madras) and a 20,000 square foot data center in Mumbai (Bombay). The Chennai facility houses our central network servers as well as our network staff which monitors network traffic, service quality and equipment at all our points of presence to ensure a reliable Internet service. Our operations centers are staffed 24-hours-a-day, seven-days-a-week. We have backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability.

COMPETITION

        General. We face competition in each of our markets and expect that this competition will intensify as the market in India for corporate network services and technology products, Internet service provider services and online content develops and expands. We compete primarily on the basis of service, reliability and customer support. Price and ease of use are also competitive factors.

        Corporate network/data and e-consulting services. Our competitors for many private network services include government services, companies that have built and operate their own private data networks, satellite communications agencies, such as Bharti BT, Comsat, HCL Comnet and Hughes, and terrestrial network providers, such as Global Electronic Commerce Services, Sprint RPG (a joint venture between Sprint and RPG Group) and WiproNet Ltd.

        Consumer Internet Access Services. Our principal competitor is VSNL, the government-controlled telecom provider. VSNL currently has significantly more subscribers than we do because private companies, such as our company, were not permitted to enter the Internet service provider market until November 1998. As of December

15, 2000, approximately 437 companies had obtained Internet service provider licenses in India. We expect other competitors to emerge in the future. We also expect prices to continue to fall as more competitors enter the market. Further, we believe that it is inevitable that the large, foreign providers of Internet service provider services will eventually attempt to enter the Indian market through local joint ventures or other means.

        Since May 2000, we have offered unlimited Internet access to consumers for a fixed price. A number of our competitors, including VSNL, Dishnet and Mantra, also offer unlimited Internet access for a fixed price. In addition, at least one of our competitors offers free Internet service. We expect the market for consumer Internet access to become increasingly price competitive as late market entrants attempt to acquire customers.

        Recently, VSNL has continued to aggressively reduce consumer Internet access prices despite the lack of offsetting reductions in prevailing bandwidth tariffs payable by private competitors, such as our company. We believe that these practices constitute an improper cross-subsidy funded by VSNL's present monopoly in long distance telephone service. The charges for international gateways and other services presently being provided by VSNL are the subject of a dispute pending before the TRAI and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including our company. This is pending matter and, as of the date of this annual report, no decision has been announced. Unless there is a change in government policy or favorable resolution of this dispute, or until we are able to reduce our bandwidth costs through other means, we will continue to face difficult market conditions in the consumer access business.

        In addition, we could face competition from companies that develop new and innovative techniques to access the Internet. Although growing rapidly, International Data Corporation estimates that India had an installed base of only approximately 4.2 million personal computers in 2000. Technology permitting a connection to the Internet through alternative, less capital intensive means is likely to be attractive to Indian consumers. A number of companies are planning alternative Internet access devices, such as set-top boxes for televisions, to create demand for Internet services in excess of that which could be supported by the installed base of personal computers. The provider who develops this technology is likely to have a significant advantage in the marketplace.

        Online Portal. There are several other companies in India that have developed websites, including rediff.com which completed its initial public offering in the United States in June 2000 and others, that are designed to act as Internet portals. These sites currently have greater traffic than our site and offer some features that we do not. Further, the dominant Internet portals continue to be the online services and search engine companies based in the United States, such as America Online, Excite@Home, Infoseek, Lycos, Microsoft Network and Yahoo!. These companies have been developing specially branded or co-branded products designed for audiences in specific markets. We expect that these companies will deploy services that are targeted at the Indian market. For example, Yahoo! launched an Indian service in June 2000.

        Many of our existing or potential competitors in each of our markets enjoy substantial competitive advantages compared to our company, including:

     -       the ability to offer a wider array of services;

     -       larger production and technical staffs;

     - greater name recognition and larger marketing budgets and resources;

     -       larger subscriber bases; and

     -       substantially greater financial, technical and other resources.

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

        Our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information. In addition, the laws of India do not protect proprietary rights to the same extent as laws in the United States, and the global nature of the Internet makes it difficult to control the ultimate destination of our products and services. For example, the legal processes to protect service marks in India are not as effective as those in place in the United States. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly.

        We could be subject to intellectual property infringement claims as the number of our competitors grows and the content and functionality of our website or other product or service offerings overlap with competitive offerings. Defending against these claims, even if not meritorious, could be expensive and divert management's attention from operating our company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and be forced to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing technology. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, or at all.

        We also rely on a variety of technologies that are licensed from third parties, including Broadvision, Open Market, Sterling Commerce and UUNet Technologies. The software developed by these and other companies is used in the sify.com website to perform key functions. These third-party licenses may not be available to us on commercially reasonable terms in the future. The loss of any of these licenses could delay the introduction of software enhancements, interactive tools and other features until equivalent technology could be licensed or developed. Any such delays could materially adversely affect our business, results of operations and financial condition.

        The trademark "Satyam" is owned by Satyam Computer Services, our parent company, and licensed to our company for so long as Satyam Computer Services continues to own at least 51% of our company. If its ownership in our company is reduced below 51%, however, Satyam Computer Services may terminate our license to use the "Satyam" trademark upon two years prior written notice. We have filed trademark applications for "SatyamOnline," "Satyam:Net," "satyamonline.com" and "sify.com" in India. These applications are currently pending, and we plan to file applications for these marks in the United States.

        We and our subsidiary IndiaWorld Communications are involved in litigation with a party located in the United States which has alleged, among other things, that the activities of IndiaWorld Communications infringe a United States trademark for the term "IndiaWorld" and associated logos and trade dress purportedly owned by this third party and that the third party has an ownership interest in the underlying technology. We have been advised by the prior owners of IndiaWorld Communications that no such infringement or misappropriation has taken place. This matter is currently pending in federal court in San Diego, California. Our contract with the prior owners of IndiaWorld Communications includes an indemnity for past infringement or misappropriation. We and IndiaWorld Communications have also been contacted by a party that alleges, among other things, that he is entitled to an equity ownership in IndiaWorld Communications. We believe that this claim is also covered by the contractual indemnity provided by the prior owners of IndiaWorld Communications. Nonetheless, any dispute such as those described above creates uncertainty as to the possible outcome, including whether or not our indemnity will be effective in protecting us, and also could divert management time and attention away from our business.

GOVERNMENT REGULATION

        Our business is subject to comprehensive regulation by the Ministry of Communications through the Telecom Commission and the DOT pursuant to the provisions of the Indian Telegraph Act of 1885, or Telegraph Act, the India Wireless Telegraphy Act, 1933, or Wireless Act, and the terms of the Internet service provider license agreement we entered into with the DOT under which we operate. Pursuant to the Telegraph Act, the provision of any telecommunications services in India requires a license from the Government of India, obtained through the

DOT. While the Telegraph Act sets the legal framework for regulation of the telecommunications sector and the Wireless Act regulates the possession of wireless telegraphy equipment, much of the supervision and regulation of our company is implemented more informally through the general administrative powers of the DOT, including those reserved to the DOT and other governmental agencies under our license.

        In March 1997, the Government of India established the TRAI, an independent regulatory authority, under the provisions of the Telecom Regulatory Authority of India Act. The TRAI is an autonomous body consisting of a chairperson and at least two and not more than four members.

        Under the Telecom Regulatory Authority of India Act, the functions of the TRAI are to:

     - make recommendations on (i) the need and timing for the introduction of new service providers, (ii) the terms and conditions of licenses granted to service providers, (iii) the revocation of licenses for non-compliance, (iv) measures to facilitate competition and promote efficiency in the operation of telecommunications services so as to facilitate growth in such services, (v) technological improvements in the services provided by service providers, (vi) the type of equipment to be used by service providers, (vii) measures for the development of telecommunications technology and the telecommunications industry and (viii) the efficient management of the available spectrum;


     - discharge the following functions: (i) ensure compliance of the terms and conditions of licenses, (ii) fix the terms and conditions of interconnectivity between service providers, (iii) ensure technical compatibility and effective interconnection between service providers, (iv) regulate revenue sharing arrangements between service providers, (v) establish standards of quality of service, (vi) establish time periods for providing local and long distance telecommunications circuits between service providers, (vii) maintain and keep for public inspection a register of interconnect agreements and (viii) ensure effective compliance of universal service obligations;

     - levy fees and other charges at such rates and in respect of such services as may be determined by regulation; and

     - perform such other functions as may be entrusted to it by the Government of India or as may be necessary to carry out the provisions of the Telecom Regulatory Authority of India Act.

        The TRAI also has the authority to, from time to time, set the rates at which domestic and international telecommunications services are provided in India. The TRAI does not have authority to grant licenses to service providers or renew licenses, functions which remain with the DOT. The TRAI, however, has the following powers:

     - to call on service providers to furnish information relating to their operations;

     -       to appoint persons to make official inquiries;

     -       to inspect the books of service providers; and

     - to issue directives to service providers to ensure their proper functioning.

Failure to follow TRAI directives may lead to the imposition of fines. Decisions of the TRAI may be appealed to the Telecom Disputes Settlement and Appellate Tribunal.

        We began offering Internet access services on November 22, 1998, and as of March 31, 2001, we operated 51 Internet access nodes. In November 1998, the Government of India opened the Internet service provider market to private competition, and the DOT instituted a mandatory license requirement for the provision of Internet services. We entered into a license agreement with the DOT on November 12, 1998 with effect on the same day, under which we were granted a license to provide national Internet services on a non-exclusive basis. The terms and conditions of our license are generally consistent with the policy for licensing Internet service providers. The term of our license is 15 years. Our license can be revoked by the DOT if we breach the terms and conditions of the license. The DOT retains the right to take over our network and to modify, revoke, terminate or suspend the terms and conditions of the license at any time if, in its opinion, it is necessary or expedient to do so in the interest of general public, or for the proper operation of the telecommunications sector or for security considerations. The DOT also retains the right to review the terms of our license based on changes in national telecommunications policy. We are not allowed to assign or transfer our rights under our license without the prior written consent of the DOT.

        Until recently, Government of India policies limited the total foreign equity in an Internet service provider to 49%. Our license currently provides that the total foreign equity in our company may not, at any time, exceed 49% of our total equity. In May 2001, the Department of Commerce and Industry increased the limit on foreign direct investment for Internet companies, such as our company, from 49% to 74%. The administrative process to implement this policy has commenced, and we expect to apply to the DOT to amend our license to increase the total foreign equity restriction contained therein from 49% to 74%.

        Internet telephony is not permitted by current regulations. Our license currently requires us to take measures to ban carriage of telephone traffic over the Internet. Our license also requires us to ensure that objectionable, obscene and unauthorized content, or any other content, messages or communications infringing copyrights, intellectual property rights and domestic and international cyberlaws or which is inconsistent with the laws of India, is not carried on our network.


        Although under the terms of our license we are free to fix the prices we charge our subscribers, the TRAI may set prices for the provision of Internet access services generally. We are permitted to use encryption to safeguard information transmitted over our network. However, if we use a higher level of encryption than that specified by the Government of India, our license requires us to deposit a set of keys with the Government of India. License fees are waived through October 31, 2003, and a nominal license fee of Rs.1 per annum is payable from November 1, 2003. Our obligations under the license are secured by a performance bank guarantee in the amount of Rs.20.0 million ($0.4 million).

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

FACILITIES

        Our approximately 100,000 square foot corporate headquarters is located in Chennai (Madras), India. We maintain a network operations center located in Chennai and a 20,000 square foot data center in Mumbai (Bombay). Our
Chennai facility houses our central network servers as well as our network staff which monitors network traffic, service quality and equipment at all our points of presence to ensure a reliable Internet service. Most of our points of presence are staffed 24-hours-a-day, seven-days-a-week. We have backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability. We also have additional facilities located in Ahmedabad, Aurangabad, Bangalore, Baroda, Belgaum, Bhopal, Bhubaneshwar, Calcutta, Calicut, Handigarh, Chennai, Cochin, Coimbatore, Davengere, Delhi, Goa, Gurgaon, Guwahati, Hubli, Hyderabad, Indore, Jaipur, Jamnagar, Jamshedpur, Jodhpur, Kakinada, Karnal, Kota, Kanpur, Lucknow, Ludhiana, Madurai, Mangalore, Mesana, Mumbai (Bombay), Nagpur, Nasik, Patna, Pondicherry, Pune, Raipur, Rajkot, Shimoga, Siliguri, Surat, Thiruvananthapuram, Tiruvalla, Trichy, Varanasi and Vijayawada. As we expand our operations, we anticipate leasing additional facilities in each city in which we develop a point of presence.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

REVENUES

        For reporting purposes, we classify our revenues into three divisions:

     -       corporate network/data and e-consulting services;

     -       consumer Internet access services; and

     -       online portal and content offerings.

        Our corporate network/data and e-consulting services division derives its revenues from dial-up and dedicated Internet access, electronic commerce, e-mail and other messaging services, virtual private networks, web hosting and web-based solutions. An important asset in this business is the quality and reach of our network which, as of the date of this annual report, is the largest IP protocol network in India. Our corporate private network customers typically enter into one-year arrangements that provide for an initial installation fee and recurring service fees. E-consulting is generally charged on a fixed-price basis. We derive revenues from website hosting based upon our customer's bandwidth requirements, and we charge co-location customers for use of our physical facilities. We also generate a small portion of our revenues through the sale of third-party hardware.

        Our consumer Internet access services division derives its revenues primarily from the "SatyamOnline" dialup business and the "iway" public Internet access business. We offer our prepaid subscriptions in a number of time period and pricing plans through ready-to-use CD-ROMs sold to our distribution partners. Our distribution partners resell the CD-ROMs to consumers for online registration and immediate Internet access. Revenues are recognized ratably as the prepaid subscription is used with any unused portion recognized as revenue at the expiration date of the subscription. We also generate revenues through international roaming and e-mail registration fees. As of March 31, 2001, there were 301 iway cafes operational in six cities providing Internet access to consumers on a non-subscription basis.

        Our online portal and content offerings division derives revenues from third-party advertising and commissions from electronic commerce transactions on our websites. Advertising fees are recognized over the period in which the advertisements are hosted on our websites.

EXPENSES

        Cost of revenues for the corporate network/data and e-consulting services division is divided into three groups: corporate Internet access, corporate e-consulting and electronic commerce products, and web development. Cost of revenues for the corporate Internet access subdivision consists of telecommunications costs necessary to provide service, customer support costs and the cost of providing network operations. Cost of revenues for corporate e-consulting and electronic commerce products subdivision consists primarily of third-party software and hardware purchased from our strategic partners for resale, direct labor costs for initial installation and recurring customer support and network operation and associated telecommunications costs. Cost of revenues for web development, website hosting and co-location includes direct labor and associated telecommunications costs.

        Cost of revenues for the consumer Internet access services division consists primarily of recurring telecommunications costs necessary to provide service to subscribers. Telecommunications costs include the costs of providing local telephone lines to our points of presence, the costs of using third-party networks pursuant to service agreements and leased line costs. Bandwidth costs are presently controlled to a significant extent by VSNL, the government controlled provider which also competes with us in the Internet access business. We are addressing these cost issues through alternative bandwidth sources and the establishment of our own international access gateways. Until recently, private companies in India were not permitted to operate their own international gateways. Our initiatives are expected to result in bandwidth cost relief over the next several quarters.

        Another recurring cost is the personnel and related operating expenses associated with customer support and network operations. We expect that customer support and network operations expenses will decrease as a percentage of revenues as we more efficiently utilize these capabilities across a larger customer base assuming that subscription rates stabilize.

        Cost of revenues for the online portal and content offerings division includes the labor cost of developing and maintaining our websites, the cost of third-party software and the cost of obtaining content from third-party vendors.

        Selling, general and administrative expenses consist primarily of salaries and commissions for sales and marketing personnel; salaries and related costs for executive, financial and administrative personnel; sales, marketing, advertising and other brand building costs; travel costs; and occupancy and overhead costs.

        A total of 825,000 equity shares are reserved for issuance under our Associate Stock Option Plan, or ASOP. At our 2001 Annual General Meeting, our stockholders will consider a special resolution to increase the total number of equity shares reserved for issuance under our ASOP to 1.2 million. As of March 31, 2001, we had outstanding an aggregate of 565,020 options (net of 95,740 options forfeited by employees and 200 options exercised for equity shares) under our ASOP with a weighted average exercise price equal to approximately Rs.2,621 per equity share. We recorded non-cash compensation charges related to these grants in the aggregate amount of approximately Rs.101.1 million to be recognized over a three-year period in accordance with vesting provisions.

        We depreciate our tangible assets on a straight-line basis over the useful life of assets, ranging from two to five years. We depreciate our intangible assets, including the goodwill recognized in the Indiaplaza.com and IndiaWorld Communications transactions, on a straight-line basis over five years. It is likely that the accounting treatment of intangible assets will change materially in July 2001 assuming that the Financial Accounting Standards Board adopts and implements pending proposals. Please see, " -- Impact of Recently Issued Accounting Standards" for a discussion of these proposed changes.

        We face significant competitive pricing pressure from VSNL and a number of new competitors that are entering India's Internet service provider market. This competition has resulted in erosion in selling prices in the consumer Internet access business. In the face of this competition, we do not anticipate being able to maintain our present subscriber retention rates as our subscriber base grows.

        In addition to our operations and those of our consolidated subsidiaries, our financial statements include our pro rata share of the financial results of those companies in which we have significant, non-controlling minority interests, such as CricInfo Limited and Refco Sify Limited. These investments are accounted for under the equity method of accounting.

        Since our inception, we have experienced negative cash flow from operations and have incurred net losses. Our ability to generate positive cash flow from operations and achieve profitability is dependent on our ability to continue to grow our revenues base and achieve further operating efficiencies.

        For fiscal 1997 through 2001, we incurred negative cash flow from operations of approximately Rs.30.4 million, Rs.74.0 million, Rs.172.1 million, Rs.527.2 and Rs.1,308.4 million ($27.9 million), respectively. For fiscal 1997 through 2001, we incurred net losses of approximately Rs.26.3 million, Rs.100.6 million, Rs.187.4 million, Rs.381.9 million and Rs.2,509.0 million ($53.6 million), respectively. Giving pro forma effect to our acquisitions of Indiaplaza.com and IndiaWorld Communications as if they had occurred at the beginning of each period, we would have incurred net losses of approximately Rs.1,457.1 million and Rs.2,883.6 million ($61.5 million) for fiscal 2000 and 2001, respectively. We may not be able to realize sufficient future revenues to offset our present investment in network infrastructure and online content offerings or achieve positive cash flow or profitability in the future. As of March 31, 2001, we had an accumulated deficit of approximately Rs.3,205.9 million ($68.4 million). For additional information, see "Item 3. Key Information--Risk Factors."

        Certain prior-year's amounts have been reclassified to conform to the current year's presentation.

RESULTS OF OPERATIONS

        Year ended March 31, 2001 compared to year ended March 31, 2000

        Revenues. We recognized Rs.1,787.1 million ($38.1 million) in revenues for the year ended March 31, 2001, as compared to Rs.671.0 million for the year ended March 31, 2000, representing an increase of Rs.1,116.1 million. This increase was attributable to a significant increase in the corporate, or 266% services businesses which increased by 132% over the prior year. The corporate services businesses successfully obtained a significant number of new orders from prominent customers with operations throughout India. Internet access revenues grew by 33.4%, which was less than proportionate to the growth in number of subscribers due to continuing decreases in average selling prices resulting from competition. From March 31, 2000 to March 31, 2001, our number of corporate customers grew from more than 500 to more than 650, and our number of Internet access subscribers grew from more than 151,000 to more than 460,000. Our online portal and content offerings division accounted for Rs.144.4 million of revenues for the year ended March 31, 2001, as compared to Rs.33.6 million for the year ended March 31, 2000, representing an increase of 330%.

        Cost of Revenues. Cost of revenues were Rs.1,261.1 million ($26.9 million), or 71% of revenues, for the year ended March 31, 2001, compared to Rs.
293.7 million or 44% of revenues for the year ended March 31, 2000, representing an increase of Rs.967.4 million, or 330%. This increase was primarily attributable to a Rs.208.6 million increase in software and hardware purchased for resale, a Rs.585.0 million increase in leased line charges due to the increased requirement for international bandwidth and last mile connectivity, Rs.15.0 million towards web development charges and a Rs.135.7 million increase in direct personnel costs for web development and customer technical support.

        Selling, general and administrative expenses. Selling, general and administrative expenses were Rs.2,135.6 million ($45.6 million) for the year ended March 31, 2001, compared to Rs.703.1 million for the year ended March 31, 2000, representing an increase of Rs.1,432.5 million, or 204%.

        Amortization of goodwill. Amortization of goodwill was Rs.1,133.3 million ($24.2 million) for the year ended March 31, 2001, compared to Rs.116.0 million for the year ended March 31, 2000, representing an increase of Rs.1,017.3 million. Amortization of goodwill for the year ended March 31, 2001 consisted of Rs.902.4 million ($19.2 million) in connection with our acquisition of IndiaWorld Communications, Rs.29.4 million ($0.6 million) in connection with our acquisition of Indiaplaza and Rs.201.3 ($4.3 million) in connection with our investment in CricInfo Limited. Please see "--Impact of Recently Issued Accounting Standards" for a discussion of proposed changes which may impact future periods.

        Amortization of deferred compensation expense. Amortization of deferred compensation expense was Rs.86.8 million ($1.9 million) for the year ended March 31, 2001, compared to Rs.20.6 million for the year ended March 31, 2000, representing an increase of Rs.66.2 million, or 321%. The increase in amortization of deferred compensation expense was primarily due to additional option grants during the fiscal year ended March 31, 2001.

        Other income. Other income was Rs.242.4 million ($5.2 million) for the year ended March 31, 2001, compared to Rs.71.9 million for the year ended March 31, 2000, representing an increase of Rs.170.5 million, or 237%. The increase in other income was primarily due to an increase in interest income accompanied by a decrease in interest expense. Interest income was Rs.246.2 million ($5.3 million) for the year ended March 31, 2001, compared to Rs.106.2 million for the year ended March 31, 2000, representing an increase of Rs.140.0 million, or 132%. This increase was attributable to interest income from short-term deposits. Interest expense was Rs.11.8 million ($0.3 million) for the year ended March 31, 2001, compared to Rs. 30.5 million for the year ended March 31, 2000, representing a decrease of Rs.18.7 million, or 61.3%. This decrease was attributable to the repayment of outstanding indebtedness in the year ended March 31, 2001.

        Equity in losses of affiliates. Equity in losses of affiliates was Rs.93.2 million for the year ended March 31, 2001 consisting of losses of Rs.9.9 million ($0.2 million), Rs.16.3 million ($0.3 million) and Rs.67.0 million ($1.4 million), respectively, in connection with our investments in Refco Sify, Placements.com and CricInfo Limited. We had no equity in losses of affiliates for the year ended March 31, 2000.

        Net loss. Our net loss was Rs.2,509.0 million ($53.6 million) for the year ended March 31, 2001, compared to Rs.381.9 million for the year ended March 31, 2000.

        Year ended March 31, 2000 compared to year ended March 31, 1999

        Revenues. We recognized Rs.671.0 million in revenues for the year ended March 31, 2000, as compared to Rs.103.3 million for the year ended March 31, 1999, representing an increase of Rs.567.7 million. This increase was primarily attributable to an increase in the number of customers and the introduction of new service offerings. From March 31, 1999 to March 31, 2000, our number of corporate customers grew from more than 350 to more than 500, and our number of Internet access subscribers grew from more than 29,000 to more than 151,000.

        Cost of Revenues. Cost of revenues were Rs.293.7 million, or 44% of revenues, for the year ended March 31, 2000, compared to Rs.63.7 million or 62% of revenues for the year ended March 31, 1999, representing an increase of Rs.230.0 million, or 361%. This increase was primarily attributable to a Rs.54.0 million increase in software and hardware purchased for resale, a Rs.110.6 million increase in leased line charges due to the increased capacity of our network backbone, Rs.2.0 million towards web development charges and a Rs.54.7 million increase in direct personnel costs for web development and customer technical support.

        Selling, general and administrative expenses. Selling, general and administrative expenses were Rs.703.1 million for the year ended March 31, 2000, compared to Rs.200.2 million for the year ended March 31, 1999, representing an increase of Rs.502.7 million, or 251%.


        Amortization of goodwill. Amortization of goodwill was Rs.116.0 million for the year ended March 31, 2000. We had no amortization of good will for the fiscal year ended March 31, 1999. Amortization of goodwill for the year ended March 31, 2000 arose in connection with our acquisition of IndiaWorld Communications.

        Amortization of deferred compensation expense. Amortization of deferred compensation expense was Rs.20.6 million for the year ended March 31, 2000, compared to Rs.0.1 million for the year ended March 31, 1999.

        Other income. Other income was Rs.71.9 million for the year ended March 31, 2000, compared to an expense of Rs.27.4 million for the year ended March 31, 1999. Interest income was Rs.106.2 million for the year ended March 31, 2000, compared to Rs.0.6 million for the year ended March 31, 1999. This increase was attributable to interest income from short-term deposits.

        Net loss. Our net loss was Rs.381.9 million for the year ended March 31, 2000, compared to Rs.187.4 million for the year ended March 31, 1999.

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

        Cost of Revenues. Cost of revenues were Rs.63.7 million, or 62% of revenues, for the year ended March 31, 1999, compared to Rs.19.5 million or 287% of revenues for the year ended March 31, 1998, representing an increase of Rs.44.2 million, or 227%. This increase was primarily attributable to a Rs.10.5 million increase in software and hardware purchased for resale, a Rs.7.9 million increase in leased line charges due to the increased capacity of our network backbone, Rs.1.8 million towards web development charges and a Rs.23.9 million increase in direct personnel costs for web development and customer technical support.

        Selling, general and administrative expenses. Selling, general and administrative expenses were Rs.200.2 million for the year ended March 31, 1999, compared to Rs.61.0 million for the year ended March 31, 1998, representing an increase of Rs.139.2 million, or 228%.

        Interest expense. Interest expense was Rs.27.8 million for the year ended March 31, 1999, compared to Rs.11.3 million for the year ended March 31, 1998, representing an increase of Rs.16.5 million, or 146%. This increase was attributable to increased interest payments from additional borrowings of Rs.136.5 million during the year under a new term loan.

        Other income. Other income was Rs.27.4 million for the year ended March 31, 1999, compared to Rs.7.5 million for the year ended March 31, 1998, representing an increase of Rs.19.9 million, or 265%. This decrease was primarily attributable to reduced interest income as excess funds were deployed in the business.

        Net loss. Our net loss was Rs.187.4 million for the year ended March 31, 1999, compared to a net loss of Rs.100.6 million for the year ended March 31, 1998.

LIQUIDITY AND CAPITAL RESOURCES

        Since inception, we have financed our operations primarily through a combination of equity sales and borrowings from institutions and banks. During fiscal 1998, 1999 and 2000, we received Rs.38.5 million, Rs.307.5 million and Rs.10,220.0 million, respectively, in net cash proceeds from the sale of equity securities. We did not sell any equity securities for cash in fiscal 2001.

        In July 1999, we agreed to sell 481,000 equity shares to Sterling Commerce for $5.0 million. We completed this transaction in September 1999 and used the funds for general corporate purposes, primarily the repayment of debt.

        In October 1999, we completed our initial public offering and issued 19,205,000 ADSs (representing 4,801,250 equity shares) at a price of $4.50 per share. We received approximately $78.9 million in cash, net of underwriting discounts, commissions and other offering costs. We used approximately $28.0 million of these proceeds to purchase 24.5% of the outstanding shares of IndiaWorld Communications and an additional $12.0 million towards purchasing the remaining 75.5% of the outstanding shares of IndiaWorld Communications. We used the balance of these proceeds to fund network expansion and enhancements, to advertise and promote our brand and for general corporate purposes. Pending these uses we invested these proceeds in high quality, interest bearing instruments.

        In February 2000, we completed a secondary offering and issued 1,868,700 ADSs (representing 467,175 equity shares) at a price at $80.00 per ADS. We received approximately $141.3 million, net of underwriting discounts, commission and other offering costs. We used approximately $48.0 million of the proceeds from our public offering to complete our acquisition of IndiaWorld Communications. The balance of the proceeds are being used for general corporate purposes. Pending this use we have invested these proceeds in high quality, interest bearing instruments.

        The following table summarizes our statements of cash flows for the periods presented:

                                                            FISCAL YEAR ENDED MARCH 31,
                                     -------------------------------------------------------------------------------------------
                                        1997           1998           1999          2000               2001             2001
                                     ----------    -----------    -----------    -----------       -------------      ----------
                                                                 INDIAN RUPEES                                       U.S. DOLLARS
                                                                 (IN THOUSANDS)
Net loss ........................    Rs.(26,337)   Rs.(100,590)   Rs.(187,376)   Rs.(381,896)      Rs.(2,509,030)     $  (53,555)
Net decrease (increase) in
 working capital ................        (4,625)         7,257        (34,434)      (406,189)           (569,381)        (12,153)
Other adjustments for non-cash
 items ..........................           536         19,383         49,703        260,837           1,770,050          37,781
Net cash provided by (used in)
 operating activities ...........       (30,426)       (73,950)      (172,107)      (527,248)         (1,308,361)        (27,927)
Net cash provided by (used in)
 investing activities ...........        (3,230)       (77,070)      (144,196)    (2,458,384)         (4,338,491)        (92,604)
Net cash provided by (used in)
 financing activities ...........        35,138        159,449        431,939     10,167,709            (216,466)         (4,620)
Net increase (decrease) in cash
 and cash equivalents ...........         1,482          8,429        115,636      7,182,077          (5,863,318)       (125,151)

        Our principal capital and liquidity needs historically have related to developing our network infrastructure and our corporate network and electronic commerce products, establishing our customer service and support operations, developing our sales and marketing activities and for general working capital needs. Prior to 1998, our capital needs were primarily met by funding from our parent company, Satyam Computer Services, and borrowings from institutions and banks. As we placed greater emphasis on expanding our network infrastructure and developing our consumer Internet access and online portal and content services, we sought additional capital from other sources, including vendor capital leases and other vendor financing arrangements and through private placements of our securities. During recent periods, we have also expended significant funds in our acquisition and investment program, including the IndiaWorld Communications transaction.

        Cash used in operating activities for fiscal 2001 was Rs.1,308.4 million ($27.9 million) primarily attributable to a net loss of Rs.2,509.0 million ($53.6 million) and increases in accounts receivable of Rs.608.1 million ($13 million) and other assets of Rs.212.9 million ($4.5 million), partially offset by depreciation of plant and equipment and amortization of Rs.1,655.6 million ($35.3 million) and equity in losses of affiliate of Rs.93.2 million ($2.0 million). Cash used in investing activities during fiscal 2001 was Rs.4,338.5 million ($92.6 million), principally as a result of the cash portion of the purchase consideration paid in connection with our acquisition of IndiaWorld Communications amounting to Rs.2,154.3 million ($46 million) and an amount of Rs.1,914.8 million ($40.9 million) towards the purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our servers and other capital equipment in connection with the expansion of our network, expenditure on investments in affiliates of Rs. 163.6 million ($3.5 million) and expenditure on license fees of Rs.28 million ($0.6 million). Cash used in financing activities was Rs.216.4 million ($4.6 million) for fiscal 2001, which consisted primarily of repayment of Rs.107.5 million ($2.3 million) of debentures to IDBI Bank and repayment of Rs.100.7 million ($2.2 million) of our term loan to Exim Bank.

        Cash used in operating activities of Rs.527.2 million during fiscal 2000 was primarily attributable to a net loss of Rs.381.9 million, increases in accounts receivable of Rs.195.4 million, other assets of Rs.198.4 million and prepaid expenses of Rs.181.2 million, partially offset by depreciation of plant and equipment and amortization of Rs.262.5 million and an increase in deferred revenues of Rs.78.0 million. Cash used in investment activities during fiscal 2000 was Rs.2,458.3 million, principally as a result of the purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network. Cash provided from financing activities was Rs.10,168 million for fiscal 2000, which consisted primarily of Rs.3,444.7 million of net proceeds from our initial public offering of ADSs in October 1999 and Rs.6,167.9 million of proceeds from our secondary offering of ADSs in February 2000.

        Cash used in operating activities of Rs.172.1 million during fiscal 1999 was primarily attributable to a net loss of Rs.187.4 million, increases in accounts receivable of Rs.43.6 million and other assets of Rs.4.2 million, partially offset by depreciation of plant and equipment of Rs.49.2 million and an increase in deferred revenues of

Rs.71.5 million. Cash used in investment activities during fiscal 1999 was Rs.144.2 million, principally as a result of the purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network. Cash provided from financing activities was Rs.431.9 million for fiscal 1999, which consisted primarily of Rs.307.5 million of net proceeds raised in a private placement of our equity shares to South Asia Regional Fund and Satyam Computer Services, and Rs.136.5 million of proceeds from a term loan from the Export Import Bank of India.

        As of March 31, 2001, we had spent approximately Rs.1,177 million to develop and deploy our network infrastructure. As of March 31, 2001, we had aggregate commitments for capital expenditures in an amount equal to approximately Rs.266.9 illion ($5.7 million), of which we had advanced approximately Rs.129.6 million ($2.8 million).

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

        Our highest operational priority for the fiscal year ending March 31, 2002 is to reduce the negative cash flow incurred by our company during its rapid growth stage and, ideally, to reach a cash flow neutral or cash flow positive operating position by the end of this fiscal year. Accomplishment of these objectives will require continued progress in our business, including continued significant growth in revenues, which cannot be assured. Nonetheless, we expect to incur continued losses in the near future. Based upon our present business and funding plans and a May 2001 government policy change that increased the permissible foreign ownership in certain Internet service providers, including our company, from 49.0% to 74.0% (assuming that our Internet service provider license is amended accordingly), we believe that our cash and cash equivalents of $30.8 million as of March 31, 2001 and, if necessary, other resources believed to be available to us, are sufficient to meet our currently known requirements through March 31, 2002. In light of the highly dynamic nature of our business, however, we cannot assure you that our capital requirements and sources will not change significantly in the future.

        In order to provide further financial flexibility, we are actively investigating opportunities to raise additional capital, which could be in the form of debt, equity, or a combination. As noted elsewhere in this annual report, our ability to raise funds through the sale of equity is limited by foreign ownership restrictions imposed on us by Indian law and the terms of our Internet service provider license. Until recently, Government of India policies limited the total foreign equity in an Internet service provider to 49%. Our license currently provides that the total foreign equity in our company may not, at any time, exceed 49% of our total equity. In May 2001, the Department of Commerce and Industry increased the limit on foreign direct investment for Internet companies, such as our company, from 49% to 74%. The administrative process to implement this policy has commenced, and we expect to apply to the DOT to amend our license to increase the total foreign equity restriction contained therein from 49% to 74%. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders and the holders of our ADSs will be reduced and these securities may have rights, preferences or privileges senior to those of our stockholders and the holders of our ADSs. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund and expand our operations, take advantage of unanticipated opportunities, develop or enhance Internet content, features or services, or otherwise respond to competitive pressures will be significantly limited. Our business, results of operations and financial condition could be materially adversely affected by any such limitation. Please see "Item. 3 Key Information - Risk Factors - Forwarding-looking statements contained in this annual report may not be realized."

INCOME TAX MATTERS

        As of March 31, 2001, we had a net operating loss carryforward of approximately Rs.1,777.5 million ($37.9 million) for financial reporting purposes. Under Indian law, loss carryforwards from a particular year may be used to offset taxable income over the next eight years.

        The statutory corporate income tax rate in India is currently 35.0%. For fiscal 2001, this tax rate was subject to a 13.0% surcharge resulting in an effective tax rate of 39.6%. The tax surcharge for fiscal 2002 has been reduced to 2.0%. We cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be implemented by the Government of India. Dividends declared, distributed or paid by an Indian corporation are subject to a dividend tax of 10.2%, including the applicable surcharge for fiscal 2001, of the total amount of the dividend declared, distributed or paid. This tax is not paid by stockholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation.

EFFECTS OF INFLATION

        Inflation has not had a significant effect on our results of operations and financial condition to date. However, India has experienced relatively high rates of inflation. According to the Economist Intelligence Unit, the rates of inflation in India for 1997 through 2000 were 7.2%, 13.2%, 5.0% and 4.3%, respectively. Under our Internet service provider license, we are given the right to establish the prices we charge to our subscribers, as determined by market forces. However, under the conditions of our license, the TRAI of India may review and fix the prices we charge our subscribers at any time. If the TRAI were to fix prices for the Internet service provider services we provide, we might not be able to increase the prices we charge our subscribers to mitigate the impact of inflation, which could have a material adverse effect on our business, results of operations and financial condition.

EXCHANGE RATES

        The following table sets forth, for each of the months indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York on the last day of each month during each of such months for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

         MONTH                                  MONTH END     AVERAGE      HIGH          LOW
         -----                                  ---------    ---------   ---------    ---------
December 2000................................   Rs. 46.69    Rs. 46.79   Rs. 46.87    Rs. 46.55
January 2001.................................       46.46        46.59       46.77        46.28
February 2001................................       46.66        46.55       46.67        46.25
March 2001...................................       46.85        46.64       46.85        46.43
April 2001...................................       46.66        46.80       47.05        46.48
May 2001.....................................       47.00        46.94       47.05        46.74

        The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York on the last day of each month during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

   FISCAL YEAR ENDED
       MARCH 31,                               PERIOD END     AVERAGE      HIGH          LOW
   -----------------                           ----------    ---------   ---------    ---------
1996 (from December 12, 1995)................   Rs. 34.22    Rs. 35.49   Rs. 38.35    Rs. 33.65
1997.........................................       35.94        35.52       35.98        33.75
1998.........................................       39.50        37.18       40.40        35.33
1999.........................................       42.44        42.08       43.68        39.25
2000.........................................       43.63        43.34       43.82        42.20
2001.........................................       46.85        45.70       46.91        43.56

FOREIGN EXCHANGE LOSS

        Approximately 30% of our revenues are denominated in foreign currency. Our expenses denominated in foreign currency include the cost of purchasing software from BroadVision, Open Market and Sterling Commerce.

        Our foreign exchange loss was Rs.0 and Rs.0.01 million in fiscal 1997 and 1998, respectively, and our foreign exchange gain was Rs. 0.6 million, Rs.5.4 million and Rs.162 million for fiscal 1999, 2000 and 2001, respectively. Our foreign exchange gain in fiscal 1999, 2000 and 2001 was primarily due to our short-term investment of the proceeds from our public offerings in high quality, interest bearing instruments denominated in U.S. dollars.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

        In June 1998, the Financial Accounting Standards Board, or FASB, issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133, as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet either as an asset or as a liability and be measured at its fair value. The Statement requires that changes in a derivative's fair value be recognized in the current period unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires that the company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is effective for all fiscal periods beginning after June 15, 2000. Application of this statement will not have a significant impact on the financial statements of our company.

        The FASB has pending a standard setting project which contemplates very significant changes to the accounting for business combinations under U.S. GAAP. In connection with this project, the FASB released an exposure draft, "Business Combinations and Intangible Assets," in 1999 and revised that draft in 2001. The FASB announced a tentative decision in May 2001, updated in June 2001, and has indicated that a vote seeking final approval of these new accounting standards is expected to occur by June 30, 2001 with a stated objective of publishing two final statements, SFAS 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets," in the second half of July 2001. Since no final action has yet been taken, the general description of the proposed changes in U.S. GAAP described below is based on the information published by the FASB through June 19, 2001 regarding rules that are not yet final, may never be adopted or may be subject to further modification prior to adoption.

        As most recently proposed, the main provisions of the new rules would be to eliminate the pooling of interests method of accounting for business acquisitions and to cease the systematic amortization of goodwill and other intangible assets with indefinite lives. Instead of systematic amortization of goodwill and similar intangible assets on a periodic basis, the issuer will be required to test such assets for impairment at the reporting unit level. The test for impairment is proposed to be an annual test, not necessarily at the end of the fiscal reporting year, subject to exceptions requiring tests between annual periods. An initial test for impairment is also specified to occur within six months of the adoption by an issuer of these new reporting rules. In their last public announcement on the topic, the FASB stated that these new rules would become effective for fiscal years beginning after December 15, 2001. Early adoption would be permitted if elected by an issuer with a fiscal year beginning after March 15, 2001, provided that its first quarter financial statements had not previously been issued. Thus, it is possible that these rules, if adopted, would permit us to adopt the new accounting standards effective April 1, 2001 if the new standard is published prior to our release of financial statements for the fiscal quarter ending June 30, 2001. We have not made any decision regarding whether or not we will elect early adoption of the new standards, if permitted. We are also unable, at this date, to predict the impact on our company of the adoption and implementation of these proposed new accounting rules.

        As of March 31, 2001, we were carrying on our consolidated balance sheet goodwill amounts relating to acquisitions and investments made by us in 1999 and 2000, including $85.1 million for IndiaWorld, $8.9 million for IndiaPlaza and $27.8 million for CricInfo Limited. Under present accounting principles, we are amortizing this goodwill into our statement of operations on a periodic basis. If either present accounting principles or new standards such as discussed above require that an impairment in value be recognized, we would be required to write-down the carrying value of the asset to its estimated fair value with an offsetting charge to our statement of operations. While such a charge would be non-cash, it nonetheless could be highly material to our reported results of operations for any such period in which a charge would have to be recognized.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

BOARD OF DIRECTORS

        The following table sets forth the name and, as of March 31, 2001, age and position of each director and executive officer of our company.

Name                               Age   Position
----                               ---   --------
R. Ramaraj                         51    Chief Executive Officer and Director
George Zacharias                   42    Chief Operating Officer
T.R. Santhanakrishnan              43    Chief Financial Officer
Ramesh Ramanathan                  45    President, Internet Access
Vivek Bali                         40    President, Portal Services
Naresh Vittal                      47    President, U.S. Operations
A.V. Ram Mohan                     48    President, e-Business
Atul Saran                         39    Chief Executive Officer, Safescrypt
Rahul Swarup                       41    President, Enterprise Solutions
J. Avinash                         39    Vice President, Internet Data Centers
Rustom Irani                       38    Chief Technology Officer
George A. Ajit                     41    Chief Human Resources Officer
Pradeep Lakshmanan                 52    Chief Executive Officer, Sify Baron Net Devices Limited
B. Ramalinga Raju(1)(2)            45    Chairman of the Board of Directors
T.H. Chowdary                      69    Director
Donald Peck(1)(2)                  48    Director
C. Srinivasa Raju                  39    Director
S. Srinivasan(1)(2)                66    Director

-------------------

(1)     Member of the Compensation Committee.

(2)     Member of the Audit Committee.

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

        Mr. George Zacharias has served as Chief Operating Officer of our company since March 2000. From May 1997 to March 2000, Mr. Zacharias was the President of Madura Garments, a clothing manufacturer. Prior to joining Madura Garments, Mr. Zacharias was the Vice President--Marketing, Consumer Thread, of Madura Coats. From February 1994 to March 1995, he was Marketing Director, Coats Tootal Lanks, a subsidiary of Coats Viyella Plc., UK. Mr. Zacharias received a
B. Tech from Nagpur University in 1980 and a PGDBM from XLRI, Jarnshedpur in
1982.

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

        Ramesh Ramanathan has served as President, Internet Access of our company since April 2000. From May 1996 to April 2000, Mr. Ramanathan was President and Chief Executive Officer of Mahindra Holiday Resorts. From December 1991 to May 1996, he was President of Sterling Holiday Resorts. Mr. Ramanathan received a degree in Economics from Madras Christian College and a P.G.D.M. from IIM Calcutta.

        Vivek Bali has served as President, Portal Services of our company since January 2001. From April 1999 to December 2000, Mr. Bali served as Marketing Director of Proctor & Gamble's operations in Thailand. From October 1984 to March 1999, he served in various positions with Proctor and Gamble in India and several other countries.

        Naresh Vittal has served as President, U.S. Operations of our company since July 2000. From 1992 to July 2000, Mr. Vittal served as the Senior Manager, South India for HSBC India.
Mr. Vittal received a P.G.D.M. from IIM Calcutta.

        A.V. Ram Mohan has served as President, e-Business of our company since March 2001. From February 2000 to February 2001, Mr. Mohan served as our President, B2B Web Exchange. From 1997 to 2000, he served as President of Rane Brakes Limited. From 1996 to 1997, Mr. Mohan served as Director, Industrial Activities of Shiram Group. Mr. Mohan received a B. Tech from IIT Kharagpur and a P.G.D.M.IIM Ahmedabad.

        Atul Saran has served as Chief Executive Officer, Safescrypt since July 2000. From 1999 to July 2000, Mr. Saran was the Managing Director of Ecard Systems. From 1997 to 1999, he was the Country Manager for Verifone. Mr. Saran received a B.Sc. in Engineering from Birla Insittute of Technology and Science and an M.B.A. from IMS.

        Rahul Swarup has served as President, Enterprise Solutions of our company since April 2001. From September 1999 to March 2000, Mr. Swarup served as Chief Technology Officer of our company. From 1989 to 1999, he was Vice President of Citicorp Global Technology Infrastructure. Mr. Swarup received a B.E. in Electrical Engineering from IIT Kanpur.

        J. Avinash has served as Vice President, Internet Data Centers of our company since March 2000. From October 1999 to March 2000, Mr. Avinash served as our General Manager, Hosting Services. From 1994 to 1999, he served as Chief Consultant for Infosynth.

        Rustom Irani has served as Chief Technology Officer of our company since April 2001. From December 1999 to March 2001, Mr. Irani served as our Vice President, Technology. From August 1999 to December 1999, he was Vice President, Technology and Chief Information Officer of GE Capital International Services, Hyderabad. From 1987 to August 1999, Mr. Irani was Vice President, Technology of Citibank N.A. Mr. Irani received a B.Sc. in Chemistry from the Arts & Sciences College, Secunderabad and a diploma in Computer Programming from Data Network Consultants, Mumbai.

        George A. Ajit has served as Chief Human Resources Officer of our company since May 1999. From 1998 to 1999, Mr. Ajit was Vice President, Human Resources of Mobil India, an oil company. From 1996 to 1998, he was General Manager, Human Resources, of Mahindra Holidays and Resorts. From 1994 to 1996, Mr. Ajit was Deputy General Manager, BioProducts Division of E.I.D.
Parry, a manufacturing company.

        Pradeep Lakshmanan has served as Chief Executive Officer, Sify Baron Net Devices since April 2000. Mr. Lakshmanan served as our Vice President, Internet Sales from September 1998 to March 2000. From 1997 to 1998, he was Associate Vice President of Amco Batteries Ltd., a battery manufacturing company based in India. From 1991 to 1997, Mr. Lakshmanan was General Manager of Berger Paints Limited, an international paint manufacturing company based in India. Mr. Lakshmanan received B.Sc. in Chemical Engineering from Trichur Engineering College.

        B. Ramalinga Raju is a co-founder of our company and has served as a Director since 1995. Mr. B. Ramalinga Raju has served as the Chairman of the Board of Directors since January 1996. Mr. B. Ramalinga Raju was the Chief Executive Officer of Samrat Spinners Limited, a spinning mill, until 1995. Mr.
B. Ramalinga Raju is the Chairman of Satyam Computer Services and is a Director of Vision Compass Inc.

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

        C. Srinivasa Raju has served as a Director of our company since February 1996. From 1994 to 1995, Mr. C. Srinivasa Raju was Chief Executive Officer of Dun & Bradstreet Satyam Software Limited, a software services company based in India. Mr. C. Srinivasa Raju is a Director of Satyam Computer Services. Mr. C. Srinivasa Raju received an M.S. from Utah State University.

        S. Srinivasan has served as a Director of our company since February 1996. From 1989 to 1995, Mr. Srinivasan was Chief Executive Officer of AT&T India Limited. Mr. Srinivasan received a BE in Engineering and a PG in Management from Madras University.

BOARD COMPOSITION

        Our Articles of Association set the minimum number of directors at two and the maximum number of directors at 12. We currently have six directors. The Companies Act and our Articles of Association require the following:

        - at least two-thirds of our directors shall be subject to re-election by our stockholders; and

        - at least one-third of our directors who are subject to re-election shall be up for re-election at each annual meeting of our stockholders.

        Mr. B. Ramalinga Raju is a permanent director not liable to retire by rotation. The terms of Messrs. Ramaraj and Chowdary expired, and each of them was reelected to an additional 3-year term, at our Annual General meeting in May 2000. The terms of Messrs. C. Srinivasa Raju and Srinivasan will expire, and each of them is up for reelection to an additional 3-year term, at our Annual General Meeting to be held in August 2001. The term of Mr. Peck expires at our Annual General Meeting to be held in 2002.

        B. Ramalinga Raju and C. Srinivasa Raju are brothers-in-law. There are no other family relationships between any of the directors or executive officers of our company.

        On February 5, 1999, we entered into a Share Subscription and Stockholders' Agreement, or Stockholders' Agreement, with Satyam Computer Services, South Asia Regional Fund, or SARF, and Mr. B. Ramalinga Raju, the Chairman of our Board of Directors, which was subsequently amended effective September 14, 1999. The Stockholders' Agreement provides, among other things, that:

        - so long as SARF owns at least 5.0% of our issued ordinary share capital, it is entitled to nominate one director to our Board of Directors;

        - so long as Satyam Computer Services owns at least 50.1% of our issued ordinary share capital, it is entitled to nominate four directors to our Board of Directors; and

        - a quorum for a meeting of our Board of Directors shall be no less than three directors.

SARF's current nominee to our Board of Directors is Mr. Peck. Satyam Computer Services' current nominees to our Board of Directors are Messrs. Ramaraj, B. Ramalinga Raju, T.H. Chowdary and C. Srinivasa Raju.

BOARD COMMITTEES

        The Audit Committee of the Board of Directors reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the recommendation of our independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, the performance of our independent auditors and our accounting practices. The members of the Audit Committee are Messrs. B. Ramalinga Raju, Peck and Srinivasan.

        The Compensation Committee of the Board of Directors determines the salaries, benefits and stock option grants for our employees, consultants, directors and other individuals compensated by our company. The Compensation Committee also administers our compensation plans. The members of the Compensation Committee are Messrs. B. Ramalinga Raju, Peck and Srinivasan.

DIRECTOR AND OFFICER COMPENSATION

        Our Articles of Association provide that each of our directors receives a sitting fee not exceeding Rs.2,000 for every Board and Committee meeting. In fiscal 2001, we did not pay any fees to our non-employee directors. Mr. Ramaraj, who is employed as our Chief Executive Officer, does not receive any additional compensation for his service on our Board of Directors. Directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. We do not have service contracts with any of our directors. The total remuneration received by our officers and directors for their services to us in fiscal 2001 was approximately Rs.35.4 million.

STOCK OWNERSHIP

        The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2001 by each director and our Chief Executive Officer. The table gives effect to equity shares issuable within 60 days of March 31, 2001 upon the exercise of all options and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

                                             EQUITY SHARES
                                           BENEFICIALLY OWNED
                                         ----------------------
          BENEFICIAL OWNER               NUMBER         PERCENT
          ----------------               ------         -------
R. Ramaraj(1).....................        370,000         1.6
B. Ramalinga Raju.................            100          *
T. H. Chowdary....................             --         --
Donald Peck.......................             --         --
C. Srinivasa Raju.................             --         --
S. Srinivasan.....................             --         --

--------

*       Less than 1% of total.

(1) Excludes options to purchase (a) 20,000 equity shares with an exercise price of $76.95 per share granted on June 1, 2000, (b) 2,500 equity shares with an exercise price of $135.45 per share granted on January 26, 2000 and (c) 7,500 equity shares with an exercise price of Rs.350 per share granted on September 20, 1999 to Mr. Ramaraj which expire three years and one month from the date of grant.

        The number of outstanding equity shares in the company as of March 31, 2001 was 23,183,103. Approximately 17,249,700 equity shares are held by in India. As of March 31, 2001, there were approximately 45,000 record holders of ADRs evidencing 23,733,612 ADSs (representing 5,933,403 equity shares).

ASSOCIATE STOCK OPTION PLAN

        We have an Associates Stock Option Plan, or ASOP, which provides for the grant of options to employees of our company. The ASOP was approved by our Board of Directors and our shareholders in March 1999. A total of 825,000 equity shares are reserved for issuance under our Associate Stock Option Plan, or ASOP. At our 2001 Annual General Meeting, our stockholders will consider a special resolution to increase the total number of equity shares reserved for issuance under our ASOP to 1.2 million. As of March 31, 2001, we had outstanding an aggregate of 565,020 options (net of 95,740 options forfeited by employees and 200 options exercised for equity shares) under our ASOP with a weighted average exercise price equal to approximately Rs.2,621 per equity share.

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

EMPLOYEES

        As of March 31, 2001, we had 1,185 employees. We anticipate maintaining the current size of our employee base over the next year. We had 622 employees and 340 employees, respectively, of March 31, 2000 and March 31, 1999. Of our current employees, 104 are administrative, 466 form our sales and marketing staffs and 615 are dedicated to technology, technical support and customer care. None of our employees are represented by a union. We believe that our relationship with our employees is good.

ITEM 7. MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

PRINCIPAL STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2001 by each person or group of affiliated persons who is known by us to beneficially own 5% or more of our equity shares. The table gives effect to equity shares issuable within 60 days of March 31, 2001 upon the exercise of all options and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned. Mr. B. Ramalinga Raju, the Chairman of our Board of Directors, is the Chief Executive Officer, Chairman of the Board of Directors and a stockholder of Satyam Computer Services. Messrs. Satyam Ramnauth and Pierre Guy Noel, directors of International Venture Capital Management, which manages South Asia Regional Fund, exercise voting control and dispositive power over the equity shares owned by South Asia Regional Fund. Mr. Peck, a director of our company, is affiliated with South Asia Regional Fund.

                                              EQUITY SHARES
                                           BENEFICIALLY OWNED
                                         ----------------------
          BENEFICIAL OWNER               NUMBER         PERCENT
          ----------------               ------         -------
Satyam Computer Services Limited..     12,182,600        52.5%
    Mayfair Centre, S P Road
    Secunderabad 500 003
    India
South Asia Regional Fund..........      3,600,000        15.5
    Les Cascades Building
    Edith Cavell Street
    Port Louis
    Mauritius

CONTROL OF REGISTRANT

        Satyam Computer Services beneficially owned approximately 52.5% of our equity shares as of March 31, 2001. As a result, it is able to exercise control over many matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. Under Indian law, a simple majority is sufficient to control all stockholder action except for those items which require approval by a special resolution. If a special resolution is required, the number of votes cast in favor of the resolution must be not less than three times the number of votes cast against it. Examples of actions that require a special resolution include:

        -       altering our Articles of Association;

        - issuing additional shares of capital stock, except for pro rata issuances to existing stockholders;

        -       commencing any new line of business; and

        -       commencing a liquidation.

        Circumstances may arise in which the interests of Satyam Computer Services could conflict with the interest of our other stockholders or holders of our ADSs. Satyam Computer Services could prevent or delay a change in control of our company even if a transaction of that sort would be beneficial to our other stockholders, including the holders of our ADSs.

        On February 5, 1999, we entered into a Share Subscription and Shareholders' Agreement, or Shareholders' Agreement, with Satyam Computer Services, South Asia Regional Fund, or SARF, and Mr. B. Ramalinga Raju, the Chairman of our Board of Directors, which was subsequently amended effective September 14, 1999. Pursuant to the Shareholders Agreement, Satyam Computer Services and SARF are entitled to nominate four directors and one director, respectively, to our Board of Directors so long as they continue to own at least 50.1% and 5.0%, respectively, of our issued ordinary share capital.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

        Satyam Computer Services is our parent company. In fiscal 2001, we sold an aggregate of Rs.83.6 million in services to Satyam Computer Services and its affiliates. Also in fiscal 2001, we purchased an aggregate of Rs.2.4 million in software and services from Satyam Computer Services and its affiliates. We believe that the foregoing transactions with Satyam Computer Services and its affiliates were on terms no less favorable to our company than could have been obtained from independent third parties.

        On February 5, 1999, we entered into a Share Subscription and Stockholders' Agreement, or Stockholders' Agreement, with Satyam Computer Services, South Asia Regional Fund, or SARF, and Mr. B. Ramalinga Raju, the Chairman of our Board of Directors, which was subsequently amended effective September 14, 1999. Pursuant to the Stockholders' Agreement, Satyam Computer Services and SARF purchased 900,000 and 3,600,000, respectively, of our equity shares at a price equal to Rs.70 per equity share. The Stockholders' Agreement contains provisions regarding our directors and management. The Stockholders' Agreement granted to SARF registration rights and, in the event of a sale of our equity shares by Satyam Computer Services, "tag-along" rights.

ITEM 8. FINANCIAL INFORMATION

FINANCIAL STATEMENTS

        We have elected to provide financial statements pursuant to Item 18 of Form 20-F.

LEGAL PROCEEDINGS

        We and our subsidiary IndiaWorld Communications are involved in litigation with a party located in the United States which has alleged, among other things, that the activities of IndiaWorld Communications infringe a United States trademark for the term "IndiaWorld" and associated logos and trade dress purportedly owned by this third party and that the third party has an ownership interest in the underlying technology. We have been advised by the prior owners of IndiaWorld Communications that no such infringement or misappropriation has taken place. This matter is currently pending in federal court in San Diego, California. Our contract with the prior owners of IndiaWorld Communications includes an indemnity for past infringement or misappropriation. We and IndiaWorld Communications have also been contacted by a party that alleges, among other things, that he is entitled to an equity ownership in IndiaWorld Communications. We believe that this claim is also covered by the contractual indemnity provided by the prior owners of IndiaWorld Communications. Nonetheless, any dispute such as those described above creates uncertainty as to the possible outcome, including whether or not our indemnity will be effective in protecting us, and also could divert management time and attention away from our business.

        The charges for international gateways and other services presently being provided by VSNL are the subject of a dispute pending before the TRAI and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including our company. VSNL has priced these services at levels which we believe are inconsistent with the terms and conditions on which VSNL has secured the bandwidth for its international gateways. This is pending matter and, as of the date of this annual report, no decision has been announced. The resolution of this dispute will have an impact on our business.

        We are party to additional legal actions arising in the ordinary course of business. Based on information available to us as of March 31, 2001, we believe that we have adequate legal defenses or insurance coverage for these actions and that the ultimate outcome of these actions will not have a material adverse effect on our company.

DIVIDENDS

        We have not declared or paid any cash dividends on our equity shares since inception and do not expect to pay any cash dividends for the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. Investors seeking cash dividends should not purchase our ADSs.

        Under Indian law, a corporation may pay dividends upon a recommendation by its Board of Directors and approval by a majority of its stockholders. Any future cash dividends on our equity shares represented by ADSs will be paid to the depositary in rupees and will generally be converted into dollars by the depositary and distributed to holders of ADSs, net of the depositary's fees and expenses.

ITEM 9. THE OFFER AND LISTING

TRADING MARKETS

        There is no public market for our equity shares in India, the United States or any other market. Our ADSs evidenced by American Depositary Receipts, or ADRs, are traded in the United States on the Nasdaq National Market. Each ADS represents one-fourth of one equity share. The ADRs evidencing ADSs were issued by our depositary, Citibank, N.A., pursuant to a Deposit Agreement.

        The number of outstanding equity shares in our company as of March 31, 2001 was 23,183,103. As of March 31, 2001, there were approximately 45,000 record holders of ADRs evidencing 23,733,612 ADSs (representing 5,933,403 equity shares).

PRICE HISTORY

        Our ADSs commenced trading on the Nasdaq National Market on October 19, 1999. The tables below set forth, for the periods indicated, high and low trading prices for our ADSs:

    Prior Fiscal Years

                                                          PRICE RANGE
                                                      --------------------
FISCAL YEAR ENDED                                       HIGH        LOW
-----------------                                     --------   ---------
March 31, 2000 (beginning October 19, 1999).........  $ 113.00   $    7.50
March 31, 2001......................................     64.00        2.94

    Quarters of Prior Fiscal Years

                                                          PRICE RANGE
                                                      --------------------
FISCAL YEAR ENDED MARCH 31, 2000                        HIGH        LOW
--------------------------------                      --------   ---------
Third Quarter (beginning October 19, 1999)..........  $  43.75   $    7.50
Fourth Quarter......................................    113.00       35.00


                                                          PRICE RANGE
                                                      --------------------
FISCAL YEAR ENDED MARCH 31, 2001                        HIGH        LOW
--------------------------------                      --------   ---------
First Quarter........................................ $  64.00   $   15.00
Second Quarter.......................................    23.25       11.75
Third Quarter .......................................    13.63        3.38
Fourth Quarter.......................................     8.25        2.94

    Months of Prior Fiscal Year

                                                          PRICE RANGE
                                                      --------------------
MONTH                                                   HIGH        LOW
-----                                                 --------   ---------
December 2000........................................ $   7.63   $    3.38
January 2001.........................................     8.25        2.97
February 2001........................................     7.94        4.19
March 2001...........................................     4.72        2.94
April 2001...........................................     4.31        2.50
May 2001.............................................     4.40        3.83


The initial public offering of our ADSs was priced on October 18, 1999 at a price of $4.50 per ADS.

ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

    General

        Our authorized share capital is 25,000,000 shares, par value Rs.10 per share. At our 2001 Annual General Meeting, our stockholders will consider a special resolution to increase our authorized share capital to 35,000,000 shares, par value Rs.10 per share. As of March 31, 2001, 23,183,103 equity shares and options to purchase an additional 565,020 equity shares were issued and outstanding.

        The equity shares are our only class of share capital. However, our Articles of Association and the Companies Act permit us to issue classes of securities in addition to the equity shares. For the purposes of this prospectus, "shareholder" means a shareholder who is registered as a member in the register of members of our company.

        A total of 825,000 equity shares are reserved for issuance under our Associate Stock Option Plan, or ASOP. At our 2001 Annual General Meeting, our stockholders will consider a special resolution to increase the total number of equity shares reserved for issuance under our ASOP to 1.2 million. As of March 31, 2001, we had outstanding an aggregate of 565,020 options (net of 95,740 options forfeited by employees and 200 options exercised for equity shares) under our ASOP with a weighted average exercise price equal to approximately Rs.2,621 per equity share. We recorded non-cash compensation charges related to these grants in the aggregate amount of approximately Rs.101 million to be recognized over a three-year period in accordance with vesting provisions.

        Under our Memorandum of Association, the main objective of our company include:

        - developing, servicing and selling or leasing data through direct or electronic media, developing a wide area of communications network and providing value-added services on the network for the development, service, purchase or sale of computers, software and related products in order to provide marketing services; and

        - designing and developing systems and application software for sale in and outside of India, and designing and developing systems and applications software for or on behalf of manufacturers, owners and users of computer systems and digital or electronic equipment.

        On February 5, 1999, we entered into a Share Subscription and Shareholders' Agreement, or Shareholders' Agreement, with Satyam Computer Services, South Asia Regional Fund, or SARF, and Mr. B. Ramalinga Raju, the Chairman of our Board of Directors, which was subsequently amended effective September 14, 1999. The Shareholders' Agreement grants "tag-along" rights to SARF in the event of a sale of our equity shares by Satyam Computer Services as well as customary information and inspection rights. Sterling Commerce has similar rights pursuant to the stockholders agreement in connection with the sale of our equity shares to Sterling Commerce. The Shareholders' Agreement with SARF provides that upon the occurrence of specified events, SARF may require Satyam Computer Services to repurchase our equity shares owned by SARF. The Shareholders' Agreements also granted to Satyam Computer Services and SARF warrants to purchase up to an aggregate of 750,000 of our equity shares. Upon the completion of our initial public offering in October 1999, Satyam Computer Services and SARF exercised these warrants for an exercise price equal to approximately 67% of our initial public offering price, or $12.00 per equity share, and we issued an aggregate of 150,000 and 600,000 equity shares to Satyam Computer Services and SARF, respectively.

    Dividends

        Under the Companies Act, unless our Board of Directors recommends the payment of a dividend, we may not declare a dividend. Similarly, under our Articles, although the shareholders may, at the annual general meeting, approve a dividend in an amount less than that recommended by the Board, they cannot increase the amount of the dividend. In India, dividends generally are declared as a percentage of the par value of a company's equity shares. The dividend recommended by the Board, if any, and subject to the limitations described above, is distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the approval by the shareholders at the annual general meeting. Pursuant to our Articles, our Board has discretion to declare and pay interim dividends without shareholder approval. With respect to equity shares issued during a particular fiscal year (including any equity shares underlying ADSs issued to the depositary in connection with the offering or in the future), cash dividends declared and paid for such fiscal year generally will be prorated from the date of issuance to the end of such fiscal year. Under the Companies Act, dividends can only be paid in cash to the registered shareholder at a record date fixed on or prior to the annual general meeting or to his order or his banker's order.

        Under the Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend greater than 10% of the par value of its equity shares, a company is required under the Companies Act to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10% depending upon the dividend percentage to be declared in such year. The Companies Act further provides that, in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of the company's accumulated profits, subject to the following conditions:

        - the rate of dividend to be declared may not exceed 10% of its paid up capital or the average of the rate at which dividends were declared by the company in the prior five years, whichever is less;

        - the total amount to be drawn from the accumulated profits earned in the previous years and transferred to the reserves may not exceed an amount equivalent to 10% of its paid up capital and free reserves, and the amount so drawn is to be used first to set off the losses incurred in the fiscal year before any dividends in respect of preference or equity shares are declared; and

        - the balance of reserves after withdrawals shall not fall below 15% of its paid up capital.

        For additional information, please see "Item 8. Financial
Information--Dividends." A tax of 10.2%, including the presently applicable surcharge, of the total dividend declared, distributed or paid for a relevant period is payable by our company. For additional information, please see "Item
5. Operating and Financial Review and Prospects--Income Tax Matters."

    Bonus Shares

        In addition to permitting dividends to be paid out of current or retained earnings as described above, the Companies Act permits us to distribute an amount transferred from the general reserve or surplus in our profit and loss account to our shareholders in the form of bonus shares, which are similar to a stock dividend. The Companies Act also permits the issuance of bonus shares from a share premium account. Bonus shares are distributed to shareholders in the proportion recommended by the Board. Shareholders of record on a fixed record date are entitled to receive such bonus shares.

    Preemptive Rights and Issue of Additional Shares

        The Companies Act gives shareholders the right to subscribe for new shares in proportion to their respective existing shareholdings unless otherwise determined by a special resolution passed by a general meeting of the shareholders. For approval, a special resolution must be approved by a number of votes which is not less than three times the number of votes against the special resolution. At our 2000 Annual General Meeting, our stockholders approved a special resolution pursuant to which we may issue up to one million equity shares (equivalent to four million ADSs) in connection with acquisitions, 268,500 of which we issued in connection with our acquisition of IndiaWorld Communications, 551,180 of which we issued in connection with our acquisition of a 25% stake in CricInfo Limited and 113,798 of which we issued in connection with our acquisition of Indiaplaza.com. At our 2001 Annual General Meeting, our stockholders will consider a special resolution permitting us to issue up to four million additional equity shares (equivalent to 16 million ADSs) in connection with acquisitions or capital raising transactions. If this special resolution is passed, ADS holders will be deemed to have waived their preemptive rights with respect to these shares and our Board of Directors will be able to approve the issuance of these shares without further action of our stockholders. If we issue additional equity shares in the future and a special resolution is not approved by our stockholders, the new shares must first be offered to our existing stockholders as of a fixed record date. The offer must include: (1) the right, exercisable by the shareholders of record, to renounce the shares offered in favor of any other person; and (2) the number of shares offered and the period of the offer, which may not be less than 15 days from the date of offer. If the offer is not accepted it is deemed to have been declined. Our Board is authorized under the Companies Act to distribute any new shares not purchased by the preemptive rights holders in the manner that it deems most beneficial to our company.

        Each of our directors is entitled to receive a sitting fee not exceeding Rs.2000 for every Board and Committee meeting as well as all traveling and out-of-pocket expenses incurred in attending such meetings. Our Board of Directors may from time to time or at any time at its discretion raise or borrow any sum of money for use by our company. Unless otherwise determined by our company in a general meeting, our directors are not required to hold any shares of our company's capital stock to qualify to serve. For additional information, please see "Item 6. Director, Senior Management and Employees -- Board Composition," "-- Board Committees" and "-- Director and Officer Compensation."

    Annual General Meetings of Shareholders

        We must convene an annual general meeting of shareholders within six months after the end of each fiscal year and may convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10% of our paid up capital carrying voting rights. The annual general meeting of the shareholders is generally convened by our Secretary pursuant to a resolution of the Board. Written notice setting out the agenda of the meeting must be given at least 21 days (excluding the days of mailing and receipt) prior to the date of the general meeting to the shareholders of record. Shareholders who are registered as shareholders on the date of the general meeting are entitled to attend or vote at such meeting.

        The annual general meeting of shareholders must be held at our registered office or at such other place within the city in which the registered office is located. Meetings other than the annual general meeting may be held at any other place if so determined by the Board. Our registered office is located at Mayfair Trade Center, IInd Floor, 1-8-303/36, S.P. Road, Secunderabad 500 003, India.

        Our Articles provide that a quorum for a general meeting is the presence of at least five shareholders in person.

    2001 Annual General Meeting

        Our Annual General Meeting for the 2001 fiscal year is presently scheduled to be held on August 2, 2001 at 11:00 a.m (local time) at the registered office of our company, II Floor, Mayfair Centre, 1-8-303/36, S.P. Road, Secunderabad, 500 003, India The matters expected to be brought in front of our stockholders at this meeting have been described in a Notice of Fifth Annual General Meeting which was first mailed to shareholders on or about June 28, 2001 and has also been filed with the Commission as of June 28, 2001 on a Form 6-K. Please see that filing for a description of the matters to be considered by our stockholders at the meeting.

    Voting Rights

        At any general meeting, voting is by show of hands unless a poll is demanded by a shareholder or shareholders present in person or by proxy holding at least 10% of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid up capital of at least Rs.50,000. Upon a show of hands, every shareholder entitled to vote and present in person has one vote and, on a poll, every shareholder entitled to vote and present in person or by proxy has voting rights in proportion to the paid up capital held by such shareholders. Our Chairman of the Board has a deciding vote in the case of any tie.

        Any shareholder may appoint a proxy. The instrument appointing a proxy must be delivered to us at least 48 hours prior to the meeting. A proxy may not vote except on a poll. A corporate shareholder may appoint an authorized representative who can vote on behalf of the shareholder, both upon a show of hands and upon a poll

        Ordinary resolutions may be passed by simple majority of those present and voting at any general meeting for which the required period of notice has been given. However, specified resolutions such as amendments to our Articles and the Memorandum of Association, commencement of a new line of business, the waiver of preemptive rights for the issuance of any new shares and a reduction of share capital, require that votes cast in favor of the resolution (whether by show of hands or poll) are not less than three times the number of votes, if any, cast against the resolution.

    Register of Shareholders; Record Dates; Transfer of Shares

        We maintain a register of shareholders. For the purpose of determining the shares entitled to annual dividends, the register is closed for a specified period prior to the annual general meeting. The date on which this period begins is the record date.

        To determine which shareholders are entitled to specified shareholder rights, we may close the register of shareholders. The Companies Act requires us to give at least seven days' prior notice to the public before such closure. We may not close the register of shareholders for more than thirty consecutive days, and in no event for more than forty-five days in a year.

        Following the introduction of the Depositories Act, 1996, and the repeal of Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in some circumstances, the equity shares of a public company are freely transferable, subject only to the provisions of Section 111A of the Companies Act. Since we are a public company, the provisions of Section 111A will apply to us. Our Articles currently contain provisions which give our directors discretion to refuse to register a transfer of shares in some circumstances. According to our Articles, our directors are required to exercise this right in the best interests of our company. While our directors are not required to provide a reason for any such refusal in writing, they must give notice of the refusal to the transferee within one month after receipt of the application for registration of transfer by our company. In accordance with the provisions of Section 111A(2) of the Companies Act, our directors may exercise this discretion if they have sufficient cause to do so. If our directors refuse to register a transfer of shares, the shareholder wishing to transfer his, her or its shares may file a civil suit or an appeal with the Company Law Board, or CLB. Pursuant to Section 111A(3), if a transfer of shares contravenes any of the provisions of the Securities and Exchange Board of India Act, 1992 or the regulations issued thereunder or the Sick Industrial Companies (Special Provisions) Act, 1985 or any other Indian laws, the CLB may, on application made by the company, a depositary incorporated in India, an investor, the Securities and Exchange Board of India or other parties, direct the rectification of the register of records. The CLB may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its investigation into the alleged contravention. Notwithstanding such investigation, the rights of a shareholder to transfer the shares will not be restricted.

        Under the Companies Act, unless the shares of a company are held in a dematerialized form, a transfer of shares is effected by an instrument of transfer in the form prescribed by the Companies Act and the rules thereunder together with delivery of the share certificates.
Our transfer agent is Citibank, N.A.--Mumbai branch.

    Audit and Annual Report

        At least 21 days before the annual general meeting of shareholders excluding the days of mailing and receipt, we must distribute to our shareholders a detailed version of our audited balance sheet and profit and loss account and the related reports of the Board and the auditors, together with a notice convening the annual general meeting. These materials are also generally made available at our corporate website, www.sifycorp.com. Under the Companies Act, we must file the balance sheet and annual profit and loss account presented to the shareholders within 30 days of the conclusion of the annual general meeting with the Registrar of Companies in Andhra Pradesh, India, which is the state in which our registered office is located. We must also file an annual return containing a list of our shareholders and other information, within 60 days of the conclusion of the meeting.

    Company Acquisition of Equity Shares

        Under the Companies Act, approval of at least 75% of a company's shareholders voting on the matter and approval of the High Court of the State in which the registered office of the company is situated is required to reduce a company's share capital. A company may, under some circumstances, acquire its own equity shares without seeking the approval of the High Court. However, a company would have to extinguish the shares it has so acquired within the prescribed time period. Generally, a company is not permitted to acquire its own shares for treasury operations. An acquisition by a company of its own shares (without having to obtain the approval of the High Court) must comply with prescribed rules, regulations and conditions as laid down in the Companies Act and the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998, or Buy-back Regulations. However, the Buy-back Regulations apply only to public companies listed on a recognized Indian stock exchange and will therefore not apply our company.

    Liquidation Rights

        Subject to the rights of creditors, employees and the holders of any shares entitled by their terms to preferential repayment over the equity shares, if any, in the event of our winding-up the holders of the equity shares are entitled to be repaid the amounts of paid up capital or credited as paid up on those equity shares. All surplus assets after payments due to the holders of any preference shares at the commencement of the winding-up shall be paid to holders of equity shares in proportion to their shareholdings.

MATERIAL CONTRACTS

        You should read the following description of our material contracts in conjunction with the descriptions of our acquisitions and investments and our relationships with strategic partners as described under "Item 4.--Information on the Company."

        Internet Service Provider License. We entered into a license agreement with the DOT on November 12, 1998 with effect on the same day, under which we were granted a license to provide national Internet services on a non-exclusive basis. The terms and conditions of our license are generally consistent with the policy for licensing Internet service providers. The term of our license is 15 years. Our license can be revoked by the DOT if we breach the terms and conditions of the license. The DOT retains the right to take over our network and to modify, revoke, terminate or suspend the terms and conditions of the license at any time if, in its opinion, it is necessary or expedient to do so in the interest of general public, or for the proper operation of the telecommunications sector or for security considerations. The DOT also retains the right to review the terms of our license based on changes in national telecommunications policy. We are not allowed to assign or transfer our rights under our license without the prior written consent of the DOT.

        Until recently, Government of India policies limited the total foreign equity in an Internet service provider to 49%. Our license currently provides that the total foreign equity in our company may not, at any time, exceed 49% of our total equity. In May 2001, the Department of Commerce and Industry increased the limit on foreign direct investment for Internet companies, such as our company, from 49% to 74%. The administrative process to implement this policy has commenced, and we expect to apply to the DOT to amend our license to increase the total foreign equity restriction contained therein from 49% to 74%.

        Internet telephony is not permitted by the current regulations. Our license currently requires us to take measures to ban carriage of telephone traffic over the Internet. Our license also requires us to ensure that objectionable, obscene and unauthorized content, or any other content, messages or communications infringing copyrights, intellectual property rights and domestic and international cyberlaws or which is inconsistent with the laws of India, is not carried on our network. Although under the terms of our license we are free to fix the prices we charge our subscribers, the TRAI may set prices for the provision of Internet access services generally. We are permitted to use encryption to safeguard information transmitted over our network. However, if we use a higher level of encryption than that specified by the Government of India, our license requires us to deposit a set of keys with the Government of India. License fees are waived through October 31, 2003, and a nominal license fee of Rs.1 per annum is payable from November 1, 2003. Our obligations under the license are secured by a performance bank guarantee in the amount of Rs.20.0 million ($0.4 million).

        Open Market. Open Market is a leading platform provider for Internet commerce worldwide. In June 1997, we entered into a two-year distribution agreement with Open Market pursuant to which Open Market made us its distributor in India of some of its Internet commerce software products, provided we continue to meet minimum sales thresholds. We purchase copies of software from Open Market which we resell to our customers. Open Market has granted us a license to use specified proprietary information and trademarks in connection with our marketing of Open Market software. Our agreement with Open Market automatically renewed on a non-exclusive basis at the end of the initial term and again in September 2000. The agreement will automatically renew at the end of each subsequent term provided we continue to meet minimum sales thresholds, subject to each party's right to elect not to renew by providing written notice to the other party. Open Market may terminate the agreement if we fail to meet the minimum sales thresholds.

        Sterling Commerce. Sterling Commerce is a leader in the market for business-to-business electronic commerce software, including communications software, electronic data interchange, or EDI, software and banking systems software. In February 1997, we entered into a five-year agreement with Sterling Commerce pursuant to which Sterling Commerce granted to us the right in India, subject to minimum sales thresholds, to market, provide, sublicense, install, facilitate, maintain and support the electronic commerce network services, support services and other products developed by Sterling Commerce. We pay to Sterling Commerce an annual maintenance fee and a percentage of invoiced charges for Sterling Commerce's products purchased by our customers. We also paid a license fee to Sterling Commerce in 1997. The license permits us to use specified proprietary information, as well as trademarks, service marks and trade names, of Sterling Commerce in connection with advertising, promoting and marketing Sterling Commerce's products in India. Our agreement with Sterling Commerce terminates in 2002 provided that the parties may agree to renew the term within 30 days of the end of the term, subject to Sterling Commerce's right to terminate the agreement if we fail to meet any annual sales threshold. To date, we have met all contractual obligations under our agreement with Sterling Commerce.

        UUNet Technologies. UUNet Technologies, a unit of WorldCom, Inc., is a world-wide provider of data services. We are the exclusive network partner to UUNet Technologies in India, acting as the access gateway to its global network from India. UUNet Technologies network business operates, manages and maintains a global value-added enhanced data network. In April 1997, we entered into a three-year agreement with Compuserve Network Services, the predecessor of UUNet Technologies, pursuant to which we provide dial-up access services that are sent to UUNet via the Internet. Each party surcharges its customers for traffic originated on the other party's network, bills and collects the amount of such surcharge and remits a portion to the other party. The cost of the leased line connection between our network and UUNet Technologies network is shared between the parties, and each party's proprietary rights remain the sole and exclusive property of that party. Our agreement with UUNet Technologies automatically renewed at the end of the initial term and again in April 2001. The agreement will automatically renew at the end of each subsequent term for a period of one year provided there is no default and the parties have satisfied their respective monetary obligations, subject to each party's right to elect not to renew the agreement by providing written notice to the other party at least six months prior to the end of the initial or any succeeding term.

EXCHANGE CONTROLS

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

        As of June 1, 2000, the Indian Foreign Exchange Regulation Act, 1973 was replaced by the Indian Foreign Exchange Management Act, 1999, or FEMA. The Indian Foreign Exchange Management Act, 1999 contains provisions regarding current account convertibility and amendments to the definition of a resident of India. However, some of the preexisting controls and restrictions on capital account transactions remain in force. While many of the restrictions imposed by the Indian Foreign Exchange Regulation Act, 1973 have been relaxed under this new legislation, the RBI continues to exercise control over capital account transactions, which alter the assets or liabilities, including contingent liabilities, of persons. The RBI has issued regulations under FEMA to regulate various kinds of capital account transactions, including aspects of the purchase and issuance of shares of Indian companies. Therefore, transaction involving foreign investment in Indian securities is regulated by the provisions of the Indian Foreign Exchange Management Act, 1999 and continues to be regulated by the Reserve Bank of India.

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

        Further, pending utilization of foreign exchange resources raised by issue of ADRs, Indian companies may invest the proceeds in foreign exchange in:

        (a) deposits with or certificates of deposit or other instruments of banks who have been rated not less than A1+ by Standard and Poor or B1 by Moody's for short term obligations;

        (b) deposits with branches outside India of an authorized dealer in India; and

        (c) treasury bill and other monetary instruments with a maturity or unexpired maturity of the instrument of one year or less.

        The Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme is distinct from other policies or facilities, as described below, relating to investments in Indian companies by foreign investors. The issuance of ADSs pursuant to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme also affords to owners of ADSs the benefits of Section 115AC of the Indian Income-tax Act, 1961 for purposes of the application of Indian tax law. For additional information, please see "Taxation -- Indian Taxation."

    Foreign Direct Investment

        Currently, due to recent changes in Indian policy, subject to certain exceptions, foreign direct investment and investment by individuals of Indian nationality or origin residing outside India, or non-resident Indians, and overseas corporate bodies at least 60% owned by such persons, or overseas corporate bodies, in Indian companies do not require the approval of the Foreign Investment Promotion Board, or FIPB, a body formed by the Government of India to negotiate with large foreign companies interested in making long-term investments in India. Furthermore, henceforth no prior approval of the Reserve Bank of India is required although a post-investment declaration in giving details of the foreign investment in the company pursuant to the ADR issue must be filed with the Reserve Bank of India within thirty days of our ADR offering. However, the waiver of approval by the FIPB and the RBI is unavailable in certain industries which have been identified by the Government of India. The waiver of approval would not apply in the following cases:

        - foreign investment in industries that require an industrial license;

        - foreign investment being more than 24.0% in the equity capital of manufacturing items reserved for small scale industries;

        - all proposals in which the foreign collaboration has a previous venture/tie-up in India in the relevant sector;

        - all proposals relating to acquisition of shares in an existing company by a foreign investor;

        - all proposals for investment in the industries specified by the Government of India; and

        - all proposals for investment in specified industries where the proposed investment is in excess of the sectoral caps specified therein.

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

        Notwithstanding the foregoing, until recently Government of India policies limited the total foreign equity in an Internet service provider to 49%. Our license currently provides that the total foreign equity in our company may not, at any time, exceed 49% of our total equity. In May 2001, the Department of Commerce and Industry increased the limit on foreign direct investment for Internet companies, such as our company, from 49% to 74%. The administrative process to implement this policy has commenced, and we expect to apply to the DOT to amend our license to increase the total foreign equity restriction contained therein from 49% to 74%.

    Investment by Non-Resident Indians and Overseas Corporate Bodies

        A variety of special facilities for making investments in India in shares of Indian companies is available to individuals of Indian nationality or origin residing outside India, or non-resident Indians, and to overseas corporate bodies, or OCBs, at least 60% owned by such persons. These facilities permit non-resident Indians and overseas corporate bodies to make portfolio investments in shares and other securities of Indian companies on a basis not generally available to other foreign investors. These facilities are different and distinct from investments by foreign direct investors described above.

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

    Investment by Foreign Institutional Investors

        In September 1992, the Government of India issued guidelines which enable foreign institutional investors, including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated/institutional portfolio managers, to make portfolio investments in the securities of listed and unlisted companies in India. Under the guidelines, foreign institutional investors must obtain an initial registration from the Securities and Exchange Board of India to make these investments. Foreign institutional investors must also comply with the provisions of the Securities Exchange Board of India Foreign Institutional

Investors Regulations, 1995. When it receives the initial registration, the foreign institutional investor also obtains general permission from the Reserve Bank of India to engage in transactions regulated under the Indian Foreign Exchange Regulation Act. Together, the initial registration and the Reserve Bank of India's general permission enable the registered foreign institutional investor to buy, subject to the ownership restrictions discussed below, and sell freely securities issued by Indian companies whether or not they are listed, to realize capital gains on investments made through the initial amount invested in India, to subscribe or renounce rights offerings for shares, to appoint a domestic custodian for custody of investments held and to repatriate the capital, capital gains, dividends, income received by way of interest and any compensation received towards sale or renunciation of rights offerings of shares. The foreign institutional investor regulations also set out the general obligations and responsibilities and investment conditions and restrictions applicable to foreign institutional investors. One such restriction is that unless the foreign Institutional Investor is registered as a debt fund with the Securities Exchange Board of India, the total investment in equity and equity-related instruments should not be less than 70% of the aggregate of all investments of a foreign institutional investor in India.

        Apart from making portfolio investments in Indian companies as described above, foreign institutional investors may direct foreign investments in Indian companies. For additional information, please see "--Foreign Direct Investment."

    Ownership Restrictions

        The Securities and Exchange Board of India and Reserve Bank of India regulations restrict portfolio investments in Indian companies by foreign institutional investors, non-resident Indians and overseas corporate bodies, all of which we refer to as foreign portfolio investors. The Reserve Bank of India issued a circular in August 1998 stating that foreign institutional investors in aggregate may hold no more than 30% of the equity shares of an Indian company and non-resident Indians and overseas corporate bodies in aggregate may hold no more than 10% of the shares of an Indian company through portfolio investments. Under current Indian law, foreign institutional investors in the aggregate may hold no more than 24% of the equity shares of an Indian company, and non-resident Indians and overseas corporate bodies in aggregate may hold no more than 10% of the shares of an Indian company through portfolio investments. The 24% limit referred to above may be increased to 49% if the stockholders of the company pass a special resolution to that effect. The Reserve Bank of India circular also states that no single foreign institutional investor may hold more than 10% of the shares of an Indian company and no single non-resident Indian or overseas corporate body may hold more than 5% of the shares of an Indian company.

        Foreign institutional investors are urged to consult with their Indian legal and tax advisers about the relationship between the foreign institutional investor regulations and the ADSs and any equity shares withdrawn upon surrender of ADSs.

        Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 approved by the Securities and Exchange Board of India in January 1997 and notified by the Government of India in February 1997, which replaced the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Resolutions, upon the acquisition of more than 5% of the outstanding shares of a public Indian company, a purchaser is required to notify the company, and the company is required to notify all the stock exchanges on which the shares of the company are listed, of the purchaser's shareholdings or voting rights in that company within four working days of (a) the receipt of allotment information or (b) the acquisition of shares or voting rights, as the case may be. Upon the acquisition of 15% or more of such shares or a change in control of the company, the purchaser is required to make annual disclosures of the purchaser's holdings in the company and to make an open offer to the other stockholders offering to purchase at least 20% of all the outstanding shares of the company at a minimum offer price as determined pursuant to the new regulations. A purchaser who holds between 15.0% and 75.0% of a company's shares cannot acquire additional shares or voting rights that would entitle the purchaser to exercise an additional 5.0% of the voting rights in any 12-month period unless such purchaser makes a public announcement offering to acquire an additional 20% of the company's shares. Upon conversion of ADSs into equity shares, an ADS holder will be subject to the Takeover Code. The Takeover Code does not apply to purchases involving the acquisition of shares (i) by allotment in a public, rights and preferential issue, (ii) pursuant to an underwriting agreement, (iii) by registered stockbrokers in the ordinary course of business on behalf of customers, (iv) in unlisted companies, (v) pursuant to a scheme of reconstruction or amalgamation or (vi) pursuant to a scheme under Section 18 of the Sick Industrial Companies (Special Provisions) Act, 1985. The Takeover Code does not apply to purchases in the ordinary course of business by public financial institutions either on their own account or as a pledgee. In addition, the Takeover Code does not apply to the purchase of ADSs so long as they are not converted into equity shares. However, since we are an unlisted company, the provisions of the new regulations will not apply to us. If our shares are listed on an Indian stock exchange in the future, the new regulations will apply to the holders of our ADSs.

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

        At our request, the depositary bank will mail to the holders of ADSs any notice of stockholders' meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

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

TAXATION

    Indian Taxation

        General. The following relates to the principal Indian tax consequences for holders of ADSs and equity shares received upon withdrawal of such equity shares who are not resident in India, whether of Indian origin or not. We refer to these persons as non-resident holders. The following is based on the provisions of the Income-tax Act, 1961, including the special tax regime contained in Section 115AC and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme, 1993. The Income-tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of the Section 115AC may be amended or changed by future amendments of the Income-tax Act.

        This section is not intended to constitute a complete analysis of the individual tax consequences to non-resident holders under Indian law for the acquisition, ownership and sale of ADSs and equity shares. Personal tax consequences of an investment may vary for non-resident holders in various circumstances, and potential investors should therefore consult their own tax advisers on the tax consequences of such acquisition, ownership and sale, including specifically the tax consequences under the law of the jurisdiction of their residence and any tax treaty between India and their country of residence.

        Residence. For purposes of the Income-tax Act, an individual is considered to be a resident of India during any fiscal year if he or she is in India in that year for:

        -       a period or periods amounting to 182 days or more; or

        - 60 days or more and, in case of a citizen of India or a person of Indian origin, who, being outside India, comes on a visit to India, is in India for 182 days or more effective April 1, 1995 and in each case within the four preceding years has been in India for a period or periods amounting to 365 days or more.

A company is a resident of India if it is registered in India or the control and the management of its affairs is situated wholly in India. A firm or other association of persons is resident in India except where the control and management of its affairs is situated wholly outside India. Individuals, companies, firms and other associations of persons that are not residents of India would be treated as non-residents for purposes of the Income-tax Act.

        Taxation of Distributions. There is no withholding tax on dividends paid to stockholders. However, the company paying the dividend is subject to a dividend distribution tax of 10.2%, including the presently applicable surcharge of 2.0%, on the total amount it distributes, declares or pays as a dividend. This dividend distribution tax is in addition to the normal corporate tax of 39.6%, including the presently applicable surcharge of 2.0%.

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

        Taxation of Capital Gains. Any gain realized on the sale of ADSs or equity shares by a non-resident holder to any non-resident outside India is not subject to Indian capital gains tax.

        Since our ADS offerings were approved by the Government of India under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme, non-resident holders of the ADSs have the benefit of tax concessions available under Section 115AC. As a result, gains realized on the sale of ADSs will not be subject to Indian taxation. The effect of the Scheme in the context of Section 115AC is unclear as to whether such tax treatment is available to a non-resident who acquires equity shares outside India from a non-resident holder of equity shares after receipt of the equity shares upon surrender of the ADSs. If concessional tax treatment is not available, gains realized on the sale of such equity shares will be subject to customary Indian taxation on capital gains as discussed below. The Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme provides that if the equity shares are sold on a recognized stock exchange in India against payment in Indian rupees, they will no longer be eligible for such concessional tax treatment.

        Subject to any relief provided pursuant to an applicable tax treaty, any gain realized on the sale of equity shares to an Indian resident or inside India generally will be subject to Indian capital gains tax which is to be withheld at the source by the buyer. However, the acquisition by non-resident holders of equity shares in exchange for ADSs will not be subject to Indian capital gains tax. Under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme, the cost of acquisition of equity shares received in exchange for ADSs will be the cost of the underlying shares on the date that the depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs. In the case of companies listed in India, the cost of acquisition of the equity shares would be the price of the equity shares prevailing on the Stock Exchange, Mumbai or the National Stock Exchange on the date the depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs. However, the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme and Section 115AC do not provide for determination of the cost of acquisition for the purposes of computing capital gains tax where the shares of the Indian company are not listed on the Stock Exchange, Mumbai or the National Stock Exchange in India. Therefore, in the case of our company, which is not listed on either the Stock Exchange, Mumbai or the National Stock Exchange, the mode of determination of the cost of acquisition of equity shares is unclear. Therefore, the original cost of acquisition of the ADSs may be treated as the cost of acquisition for the purposes of determining the capital gains tax. According to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme, a non-resident holder's holding period for purposes of determining the applicable Indian capital gains tax rate in respect of equity shares received in exchange for ADSs commences on the date of the notice of the redemption by the depositary to the custodian. The India-U.S. Treaty does not provide an exemption from the imposition of Indian capital gains tax.

        Under Section 115AC, taxable gain realized in respect of equity shares held for more than 12 months, or long-term gain, is subject to tax at the rate of 10%. Taxable gain realized in respect of equity shares held for 12 months or less, or short-term gain, is subject to tax at variable rates with a maximum rate of 48%. In addition, non-corporate foreign assessees are subject to a surcharge of 2.0%. The actual rate of tax on short-term gain depends on a number of factors, including the residential status of the non-resident holder and the type of income chargeable in India.

        Buy-back of Securities. Currently, Indian companies are not subject to any tax in respect of the buy-back of their shares. However, the stockholders will be taxed on any gain at the long-term or short-term, as applicable, capital gains rates. For additional information, please see "--Taxation of Capital Gains."

        Stamp Duty and Transfer Tax. Upon issuance of the equity shares underlying our ADSs, we are required to pay a stamp duty of 0.1% of the aggregate value of the shares issued, provided that the issue of dematerialized shares is not subject to Indian stamp duty. A transfer of ADSs is not subject to Indian stamp duty. However, upon the acquisition of equity shares from the depositary in exchange for ADSs, the non-resident holder will be liable for Indian stamp duty at the rate of 0.5% of the market value of the equity shares on the redemption date. Similarly upon a sale of shares in physical form, stamp duty at the rate of 0.5% of the market value of the equity shares on the trade date is payable, although customarily such duty is borne by the purchaser. Blocks of 500 or less of our equity shares may be issued and traded in physical form, and are thus subject to Indian stamp duty. Blocks of more than 500 of our equity shares must be issued and traded in dematerialized form and are not subject to Indian stamp duty.

        Wealth Tax. The holding of the ADSs in the hands of non-resident holders and the holding of the underlying equity shares by the depositary as a fiduciary will be exempt from Indian wealth tax. Non-resident holders are advised to consult their own tax advisers in this context.

        Gift Tax and Estate Duty. Indian gift tax was abolished in October 1998. In India, there is no estate duty law. As a result, no estate duty would be applicable in India. Non-resident holders are advised to consult their own tax advisors in this context.

        Service Tax. Brokerage or commissions paid to stockbrokers in connection with the sale or purchase of shares is subject to a service tax of 5.0%. The stockbroker is responsible for collecting the service tax and paying it to the relevant authority.

    United States Federal Taxation

        The following is a summary of the material U.S. federal income and estate tax consequences that may be relevant with respect to the acquisition, ownership and disposition of equity shares or ADSs. This summary addresses the U.S. federal income and estate tax considerations of holders that are U.S. persons, i.e., citizens or residents of the United States, partnerships or corporations created in or under the laws of the United States or any political subdivision thereof or therein, estates, the income of which is subject to U.S. federal income taxation regardless of its source and trusts for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions and that will hold equity shares or ADSs as capital assets. We refer to these persons as U.S. holders. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, tax-exempt entities, persons that hold equity shares or ADSs as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes, persons that have a "functional currency" other than the U.S. dollar or holders of 10% or more, by voting power or value, of the stock of our company. This summary is based on the tax laws of the United States as in effect on the date of this annual report and on United States Treasury Regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date and is based in part on representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

        Each prospective investor should consult his, her or its own tax advisor with respect to the U.S. Federal, state, local and foreign tax consequences of acquiring, owning or disposing of equity shares or ADSs.

        Ownership of ADSs. For U.S. federal income tax purposes, holders of ADSs will be treated as the owners of equity shares represented by such ADSs.

        Dividends. Distributions of cash or property (other than equity shares, if any, distributed pro rata to all stockholders of our company, including holders of ADSs) with respect to equity shares will be includible in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally will be the date of receipt by the depositary, to the extent such distributions are made from the current or accumulated earnings and profits of our company as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by our company exceeds our company's current and accumulated earnings and profits, it will be treated first as a tax-free return of the U.S. holder's tax basis in the equity shares or ADSs and thereafter as capital gain.

        A U.S. holder will not be eligible for a foreign tax credit against its U.S. federal income tax liability for Indian dividend distribution taxes paid by our company, unless it is a U.S. company holding at least 10% of our company. U.S. holders should be aware that dividends paid by our company generally will constitute "passive income" for purposes of the foreign tax credit (or, in the case of certain holders, "financial services income").

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

        Sale or Exchange of equity shares or ADSs. A U.S. holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder's tax basis in the equity shares or ADSs. Subject to special rules described below governing passive foreign investment companies, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the equity shares or ADSs were held for more than one year. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. The deductibility of capital losses may be subject to limitation.

        Estate Taxes. An individual stockholder who is a citizen or resident of the United States for U.S. federal estate tax purposes will have the value of the equity shares or ADSs owned by such holder included in his or her gross estate for U.S. federal estate tax purposes.

        Passive Foreign Investment Company. A non-U.S. corporation will be classified as a passive foreign investment company for U.S. Federal income tax purposes if either:

        - 75% or more of its gross income for the taxable year is passive income; or

        - on a quarterly average for the taxable year by value (or, if it is not a publicly traded corporation and so elects, by adjusted basis) 50% or more of its assets produce or are held for the production of passive income.

        We do not believe that we satisfy either of the tests for passive foreign investment company status. If we were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:

        - pay an interest charge together with tax calculated at maximum ordinary income rates on "excess distributions," which is defined to include gain on a sale or other disposition of equity shares;

        - if a qualified electing fund election is made, include in their taxable income their pro rata share of undistributed amounts of our income; or

        - if the equity shares are "marketable" and a mark-to-market election is made, mark-to-market the equity shares each taxable year and recognize ordinary gain and, to the extent of prior ordinary gain, ordinary loss for the increase or decrease in market value for such taxable year.

        Backup Withholding Tax and Information Reporting Requirements. Dividends paid on equity shares to a holder who is not an "exempt recipient," if any, may be subject to information reporting and, unless a holder either furnishes its taxpayer identification number or otherwise establishes an exemption, may also be subject to U.S. backup withholding tax. In addition, information reporting will apply to payments of proceeds from the sale or redemption of equity shares or ADSs by a paying agent, including a broker, within the United States to a U.S. holder, other than an "exempt recipient." An "exempt recipient" includes a corporation. In addition, a paying agent within the United States will be required to withhold 31% of any payments of the proceeds from the sale or redemption of equity shares or ADSs within the United States to a holder, other than an "exempt recipient," if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with such backup withholding requirements.

        The above summary is not intended to constitute a complete analysis of all tax consequences relating to ownership of equity shares or ADSs. You should consult your own tax advisor concerning the tax consequences of your particular situation.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Approximately 30% of our revenues are denominated in foreign currency. Our expenses denominated in foreign currency include the cost of purchasing software from BroadVision, Open Market and Sterling Commerce.

        Our foreign exchange loss was Rs.0 and Rs.0.01 million in fiscal 1997 and 1998, respectively, and our foreign exchange gain was Rs. 0.6 million, Rs.5.4 million and Rs.162 million for fiscal 1999, 2000 and 2001, respectively. Our foreign exchange gain in fiscal 1999, 2000 and 2001 was primarily due to our short-term investment of the proceeds from our public offerings in high quality, interest bearing instruments denominated in U.S. dollars.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Under the Companies Act, 1956 of India, or Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders of three-fourths of the company's shares which are voted on the resolution. At our 2000 Annual General Meeting, our stockholders approved a special resolution permitting us to issue up to one million equity shares (equivalent to four million ADSs) in connection with acquisitions. We issued virtually all of these equity shares in connection with our acquisitions of IndiaWorld Communications and Indiaplaza.com and our investment in CricInfo Limited. At our 2001 Annual General Meeting, our stockholders will consider a special resolution permitting us to issue up to four million additional equity shares (equivalent to 16 million ADSs) in connection with acquisitions or capital raising transactions. If this special resolution is passed, ADS holders will be deemed to have waived their preemptive rights with respect to these shares and our Board of Directors will be able to approve the issuance of these shares without further action of our stockholders.




ITEM 15. RESERVED

ITEM 16. RESERVED

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

        Not applicable.

ITEM 18. FINANCIAL STATEMENTS

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Satyam Infoway Limited

We have audited the accompanying consolidated balance sheets of Satyam Infoway Limited and subsidiaries as of March 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows, for each of the years in the three-year period ended March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Satyam Infoway Limited and subsidiaries as of March 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States.

The United States dollar amounts are presented in the accompanying financial statements solely for the convenience of the readers and have been translated to United States dollars on the basis described in Note 2 to the consolidated financial statements.


KPMG
Chennai, India
June 4, 2001

                          CONSOLIDATED BALANCE SHEETS
           (IN THOUSANDS, EXCEPT SHARE DATA AND AS OTHERWISE STATED)


ASSETS                                                                             AS AT MARCH 31,
                                                               -----------------------------------------------------
                                                                    2000                2001                2001
                                                               -------------       -------------         -----------
Current assets:
  Cash and cash equivalents                                    Rs.  7,307,625      RS. 1,444,307        $    30,828
  Accounts receivable                                                245,030             826,273              17,637
  Due from officers and employees                                      6,387              11,487                 245
  Inventories                                                         18,184             110,092               2,350
  Investments                                                         22,611               9,834                 210
  Deferred income taxes                                                  114                  --                  --
  Prepaid expenses                                                   251,537             209,335               4,469
  Other current assets                                               166,431             276,390               5,899
                                                               -------------       -------------         -----------
TOTAL CURRENT ASSETS                                               8,017,919           2,887,718              61,638

Property, plant and equipment--net                                   915,021           2,408,253              51,403
Goodwill and other intangible assets                               1,630,418           4,433,142              94,624
Investments in affiliates                                                 --           1,506,244              32,150
Deferred income taxes                                                    268                  --                  --
Other assets                                                          70,378             266,527               5,689
                                                               -------------       -------------         -----------
TOTAL ASSETS                                                   Rs.10,634,004       Rs.11,501,884         $   245,504
                                                               =============       =============         ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

  Current installments of capital lease obligations                 Rs.2,104            Rs.4,807         $       103
  Current installments of long-term debt                              40,267                  --                  --
  Trade accounts payable                                             170,587             136,351               2,911
  Accrued expenses                                                    66,614             369,518               7,887
  Deferred revenue                                                   150,494             189,117               4,037
  Taxes payable                                                        2,285               1,796                  38
  Deferred income taxes                                                5,612                  --                  --
  Advances from customers                                             20,653              99,708               2,128
  Other current liabilities                                           55,785              44,380                 947
                                                               -------------       -------------         -----------
TOTAL CURRENT LIABILITIES                                            514,401             845,677              18,051

NON-CURRENT LIABILITIES:

  Long-term debt, excluding current installments                     168,860                 960                  20
  Capital lease obligations, excluding current installments            4,306               8,028                 171
  Other liabilities                                                   10,299              25,204                 538
                                                               -------------       -------------         -----------
TOTAL LIABILITIES                                                    697,866             879,869              18,780
                                                               -------------       -------------         -----------

Minority interest                                                      8,298              33,677                 719

STOCKHOLDERS' EQUITY

Equity shares at Rs. 10 par value: 25,000,000 shares
  authorized as of March 31, 2000 and 2001; Issued and
  outstanding : 22,249,425 shares as of March 31, 2000
  and 23,183,103 shares as of March 31, 2001                        222,494             231,831               4,948
  Additional paid-in capital                                      10,520,953          13,669,572             291,773
  Deferred stock compensation                                       (120,224)           (101,105)             (2,158)
  Accumulated deficit                                               (696,834)         (3,205,864)            (68,428)
  Accumulated other comprehensive income                               1,451              (6,096)               (130)
                                                               -------------       -------------         -----------
TOTAL STOCKHOLDERS' EQUITY                                         9,927,840          10,588,338             226,005
                                                               -------------       -------------         -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                     Rs.10,634,004       Rs.11,501,884         $   245,504
                                                               =============       =============         ===========


                 See accompanying notes to financial statements

                             SATYAM INFOWAY LIMITED
                     CONSOLIDATED STATEMENTS OF OPERATOINS
           (IN THOUSANDS, EXCEPT SHARE DATA AND AS OTHERWISE STATED)

                                                                                     YEAR ENDED MARCH 31,
                                                               -----------------------------------------------------------------
                                                                    1999            2000              2001              2001
                                                               ------------     ------------     -------------      ------------
Revenues                                                       Rs.  103,344     Rs.  671,025     Rs. 1,787,076      $     38,145
Cost of revenues (excluding depreciation and amortization)          (63,651)        (293,731)       (1,261,088)          (26,918)
                                                               ------------     ------------     -------------      ------------
GROSS PROFIT (EXCLUDING DEPRECIATION AND AMORTIZATION)               39,693          377,294           525,988            11,227
                                                               ------------     ------------     -------------      ------------

OPERATING EXPENSES:
Selling, general and administrative expenses                        200,213          703,114         2,135,649            45,585
Amortization of goodwill                                                 --          115,992         1,133,299            24,190
Amortization of deferred stock compensation expense                      69           20,627            86,796             1,853
Foreign exchange gain                                                  (615)          (5,414)         (162,136)           (3,461)
                                                               ------------     ------------     -------------      ------------
TOTAL OPERATING EXPENSES                                            199,667          834,319         3,193,608            68,167
                                                               ------------     ------------     -------------      ------------

Operating loss                                                     (159,974)        (457,025)       (2,667,620)          (56,940)
Other (expense)/income, net                                         (27,402)          71,852           242,368             5,173
                                                               ------------     ------------     -------------      ------------
Loss before equity in losses of affiliates,
  income taxes and minority interest                               (187,376)        (385,173)       (2,425,252)          (51,767)
Equity in losses of affiliates                                           --               --           (93,208)           (1,990)
                                                               ------------     ------------     -------------      ------------
Loss before income taxes and minority interest                     (187,376)        (385,173)       (2,518,460)          (53,757)

Income taxes                                                             --            1,478            (1,707)              (36)
Minority interest                                                        --            1,799            11,137               238
                                                               ------------     ------------     -------------      ------------
NET LOSS                                                       Rs.(187,376)     Rs. (381,896)    Rs.(2,509,030)     $    (53,555)
                                                               ============     ============     =============      ============

NET LOSS PER SHARE                                                   (17.31)          (20.59)          (109.79)            (2.34)

Weighted average equity shares used in
  computing loss per share                                       10,824,826       18,545,399        22,852,600        22,852,600


               See accompanying notes to financial statements

                             SATYAM INFOWAY LIMITED
    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
           (IN THOUSANDS, EXCEPT SHARE DATA AND AS OTHERWISE STATED)


                                                            Common Stock
                                                  -----------------------------    Additional Paid    Comprehensive
                                                     Shares          Par Value       In Capital          Income
                                                  ------------     ------------    ---------------    ------------
BALANCE AS OF MARCH 31, 1998                         7,500,230     Rs.   75,002
                                                  ================================================================
Deficit transfer
Common stock issued to the parent Company            4,879,770           48,798     Rs.   44,986
Other issuance of common stock                       3,370,000           33,700          180,000
Compensation related to stock option grants                                                1,650
Amortization of compensation related to stock
option grants
Comprehensive income
Net loss                                                                                                  (187,376)
Other comprehensive income                                                                                      --
                                                                                                      ------------
Comprehensive income                                                                                      (187,376)
                                                                                                      ============
                                                  ----------------------------------------------
BALANCE AS OF MARCH 31, 1999                        15,750,000          157,500          226,636
Common stock issued to the parent Company              150,000            1,500           76,620
Common stock issued during the period                6,349,425           63,494       10,078,427
Compensation related to stock option grants                                              139,270
Amortization of compensation related to stock
option grants
Comprehensive income
Net loss                                                                                                  (381,896)
Other comprehensive income
Unrealized gain on investments, net                                                                   Rs.    1,451
                                                                                                      ------------
Comprehensive income                                                                                  Rs. (380,445)
                                                                                                      ============
                                                  ----------------------------------------------
BALANCE AS OF MARCH 31, 2000                        22,249,425          222,494       10,520,953
Issue of common stock for acquisitions and
investments                                            933,678            9,337        3,122,097
Compensation related to stock option grants                                               67,677
Amortization of compensation related to stock
option  grants
Capital transaction of investee                                                          (41,155)
Comprehensive income
Net loss                                                                                                (2,509,030)
Other comprehensive income
Unrealized loss on investments, net                                                                         (7,547)
                                                                                                      ------------
Comprehensive income                                                                                    (2,516,577)
                                                                                                      ============
                                                  ----------------------------------------------
BALANCE AS OF MARCH 31, 2001                        23,183,103     Rs.  231,831    Rs.13,669,572
                                                  ==============================================
                                                  ----------------------------------------------
BALANCE AS OF MARCH 31, 2001                        23,183,103     $      4,948    $     291,773
                                                  ==============================================


                                                                                     Deferred
                                                                 Accumulated      Compensation
                                                Accumulated         Other            Employee                             Total
                                               Deficit During   Comprehensive      Stock Offer       Accumulated       Stockholders'
                                             Development Stage      Income             Plan            deficit            Equity
                                             -----------------  -------------     -------------      ------------      ------------
BALANCE AS OF MARCH 31, 1998                   Rs. (127,562)                                                           Rs.  (52,560)
                                               ====================================================================================
Deficit transfer                                    127,562                                         Rs.  (127,562)               --
Common stock issued to the parent Company                                                                                    93,784
Other issuance of common stock                                                                                              213,700
Compensation related to stock option grants                                        Rs.   (1,650)                                 --
Amortization of compensation related
  to stock option grants                                                                     69                                  69
Comprehensive income
Net loss                                                                                                 (187,376)         (187,376)
Other comprehensive income

Comprehensive income

                                               ------------------------------------------------------------------------------------
BALANCE AS OF MARCH 31, 1999                             --                --            (1,581)         (314,938)           67,617
Common stock issued to the parent Company                                                                                    78,120
Common stock issued during the period                                                                                    10,141,921
Compensation related to stock option grants                                            (139,270)                                 --
Amortization of compensation related
  to stock option grants                                                                 20,627                              20,627
Comprehensive income
Net loss                                                                                                 (381,896)         (381,896)
Other comprehensive income
Unrealized gain on investments, net                              Rs.    1,451                                                 1,451
Comprehensive income

                                               ------------------------------------------------------------------------------------

BALANCE AS OF MARCH 31, 2000                             --             1,451          (120,224)         (696,834)        9,927,840
Issue of common stock for acquisitions and
investments                                                                                                               3,131,434
Compensation related to stock option grants                                             (67,677)                                 --
Amortization of compensation related
  to stock option grants                                                                 86,796                              86,796
Capital transaction of investee                                                                                             (41,155)
Comprehensive income
Net loss                                                                                               (2,509,030)       (2,509,030)
Other comprehensive income
Unrealized loss on investments, net                                    (7,547)                                               (7,547)
                                               ------------------------------------------------------------------------------------
Comprehensive income
                                               ------------------------------------------------------------------------------------
BALANCE AS OF MARCH 31, 2001                             --      Rs.   (6,096)     Rs. (101,105)    Rs.(3,205,864)     $ 10,588,338
                                               ====================================================================================
                                               ------------------------------------------------------------------------------------
BALANCE AS OF MARCH 31, 2001                             --      $       (130)     $     (2,158)    $     (68,428)     $    226,005
                                               ====================================================================================


                 See accompanying notes to financial statements

                             SATYAM INFOWAY LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
           (IN THOUSANDS, EXCEPT SHARE DATA AND AS OTHERWISE STATED)


                                                                                      YEAR ENDED MARCH 31
                                                               -----------------------------------------------------------------
                                                                   1999              2000             2001              2001
                                                               -----------       -----------     -------------       -----------
Net loss                                                       Rs.(187,376)      Rs.(381,896)    Rs.(2,509,030)      $   (53,555)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH
  PROVIDED BY OPERATING ACTIVITIES:
Depreciation and amortization                                       49,163           262,509         1,655,656            35,340
Equity in losses of affiliates                                          --                --            93,208             1,990
Deferred taxes                                                          --            (1,693)             (120)               (3)
Gain on sale of investments                                             38               (99)              (28)               (1)
Loss on sale of plant and equipment                                     --                --               661                14
Provision for doubtful receivables                                     502             1,919            31,810               679
Minority interest                                                       --            (1,799)          (11,137)             (238)
Changes in assets and liabilities:
Accounts receivable                                                (43,644)         (195,389)         (608,058)          (12,979)
Due from officers and employees                                       (578)           (5,814)          (83,466)           (1,782)
Inventories                                                         (6,758)          (11,426)          (91,908)           (1,962)
Prepaid expenses                                                   (79,728)         (181,208)           42,203               901
Other assets                                                        (4,200)         (198,392)         (212,922)           (4,545)
Accrued expenses                                                    15,343            46,397           302,129             6,449
Trade accounts payable                                                  --                --           (28,927)             (617)
Deferred revenue                                                    71,506            77,967            38,412               820
Taxes payable                                                           --            (3,171)             (489)              (10)
Advances from customers                                             10,105             7,528            79,056             1,687
Other liabilities                                                    3,520            57,319            (5,411)             (115)
                                                               -----------       -----------     -------------       -----------
NET CASH USED IN OPERATING ACTIVITIES                          Rs.(172,107)      Rs.(527,248)    Rs.(1,308,361)      $   (27,927)
                                                               -----------       -----------     -------------       -----------

CASH FLOWS FROM INVESTING ACTIVITIES:

Expenditure on  plant and equipment                               (144,331)         (714,135)       (1,914,824)          (40,871)
Proceeds from sale of plant and equipment                              135                --               934                20
Expenditure on  license fee                                             --                --           (28,000)             (598)
Expenditure on investment in affiliates                                 --                --          (163,627)           (3,493)
Purchase consideration for acquisitions, net of cash                    --        (1,738,825)       (2,233,121)          (47,665)
Expenditure on investments                                              --            (5,424)               --                --
Proceeds from sale of investments                                       --                --               147                 3
                                                               -----------       -----------     -------------       -----------
NET CASH USED IN INVESTING ACTIVITIES                          Rs.(144,196)      Rs.(2,458,384)  Rs.(4,338,491)      $   (92,604)
                                                               -----------       -----------     -------------       -----------

CASH FLOWS FROM FINANCING ACTIVITIES:

Principal payments of long-term debt                                    --          (157,833)         (208,167)           (4,443)
Proceeds from issuance of long-term debt                           136,500           107,551                --                --
Principal payment of short term loans                                   --                --            (1,800)              (38)
Principal payments under capital lease obligations                 (12,045)           (2,050)           (6,569)             (141)
Net proceeds from issuance of common stock                         307,484        10,220,041                70                 2
                                                               -----------       -----------      ------------       -----------
NET CASH PROVIDED BY/(USED IN)  FINANCING ACTIVITIES            Rs.431,939       Rs.10,167,709    Rs.(216,466)       $    (4,620)
                                                               -----------       -----------      ------------       -----------

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS               115,636         7,182,077        (5,863,318)         (125,151)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR               9,912           125,548         7,307,625           155,979
                                                               -----------       -----------      ------------       -----------
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR                Rs.125,548       Rs.7,307,625     Rs.1,444,307       $    30,828
                                                               -----------       ===========      ============       ===========

SUPPLEMENTARY INFORMATION
   Cash paid towards interest                                       27,755            26,356            11,695               250
   Cash paid towards taxes                                              --               425               935                20

SUPPLEMENTAL SCHEDULE OF NON CASH FINANCING ACTIVITY

                             SATYAM INFOWAY LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
           (IN THOUSANDS, EXCEPT SHARE DATA AND AS OTHERWISE STATED)


Additional common stock issued upon conversion
   of amounts payable to parent company                              1,084                --                --                --
   Capital leases                                                      161             7,704            12,994               277
   Additional common stock issued for
     acquisition of business                                            --                --         3,131,364            66,838



                 See accompanying notes to financial statements

SATYAM INFOWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
-------------------------------------------------------------------------------

1.      DESCRIPTION OF BUSINESS

        Satyam Infoway Limited (Satyam) together with its subsidiaries (the Company) and its affiliates is engaged in providing various services, such as Corporate Network and Technology Services, Internet Access Services and Online Portal and Content Offerings.

        Satyam, headquartered in Chennai, India, is a majority owned subsidiary of Satyam Computer Services Limited (Satyam Computer Services).

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        BASIS OF PREPARATION OF FINANCIALS STATEMENTS

        The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (US
        GAAP) in Indian Rupees (Rs.), the national currency of India. Solely for the convenience of the reader, the financial statements as of and for the year ended March 31, 2001 have been translated into United States dollars at the noon buying rate in New York City on March 31, 2001 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of US$1 = Rs.46.85. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or at any other certain rate on March 31, 2001 or at any other date.

        USE OF ESTIMATES

        In conformity with US GAAP, management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements. Some of the more significant estimates include allowances for doubtful accounts, depreciation and amortization of long-lived assets and the valuation allowance for deferred tax assets. Actual results could differ from those estimates.

        PRINCIPLES OF CONSOLIDATION

        The consolidated financial statements of Satyam include financial statements of its majority-owned subsidiaries, which are more than 50% owned and controlled. All material inter-company accounts and transactions are eliminated on consolidation.

SATYAM INFOWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
-------------------------------------------------------------------------------

        INVESTMENTS IN AFFILIATES

        The Company accounts by the equity method for investments between 20% and 50% or where it would be otherwise able to exercise significant influence over the operating and financial policies of the investees. The excess of cost of the stock of these investees over the Company's share of their net assets at the acquisition date is being amortized on a straight line basis over 5 years.

        CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

        The Company considers all highly liquid investments with remaining maturities, at the date of purchase/investment, of three months or less to be cash equivalents. Cash and cash equivalents currently consist of cash and cash on deposit with banks.

        REVENUE RECOGNITION

        The operating segments of the Company include:

        - Internet Access Services, which provides dial-up internet access and public internet access through cyber cafes;

        - Corporate Network/Data Services, which provides private network services, messaging services and web hosting to corporates;

        - E-Business Services, which provides business to business e-commerce and web site development;

        -       Online Portal Services; and

        - Others, which include e-Learning, B2B marketplaces, and IT enabled services.

        These segments recognize revenues on the following basis:

        Internet Access Services

        Dial-up Internet access is sold to customers either for a specified number of hours or for an unlimited usage within a specified period of time. Customers purchase a CD that allows them to access the Internet. The amounts received from customers on the sale of these CD are not refundable. Satyam recognizes revenue from the sale of the CD based on usage by the customer over the specified period. At the end of the specified period, the remaining unutilized hours, if any, are recognized as revenue. Unlimited internet access and electronic mail access is sold to customers for a specified period of time over which the related revenue is recognized.

        Corporate Network/Data Services

        Revenues from corporate network/data services are recognized upon actual usage of such services by customers and are based on either the time for which the network is used or the volume of data transferred, or both. Revenues from agreements to provide dial-up access services through the Company's internet network are recognized on the basis of usage of the network by customers. Revenues from the sale of communication hardware and software required to provide the Company's network based services are recognized when the sale is complete with the passing of title.

SATYAM INFOWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
-------------------------------------------------------------------------------

        E-Business Services

        Revenues from website hosting are recognized ratably over the period for which the site is hosted. Revenue from development of internet networking solutions comprises income from time-and-material contracts and fixed-price contracts. Revenues with respect to time-and-material contracts are recognized as related services are performed. Revenue with respect to fixed-price contracts are recognized in accordance with the percentage of completion method of accounting.

        Online Portal Services

        Revenues from banner advertisements and sponsorship contracts are recognized ratably over the period in which the advertisements are displayed. Revenues from electronic commerce transactions are recognized when the transactions are completed.

        INVENTORIES

        Inventories are generally stated at the lower of cost as determined using the first-in-first-out method (FIFO), or market value.

        PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment are stated at cost. Plant and equipment under capital leases are stated at the present value of minimum lease payments. The Company computes depreciation for all plant and equipment using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the shorter of the primary lease period or estimated useful life of the asset. The estimated useful lives of assets are as follows:

        Buildings .................................................. 28 years

        Plant and machinery ........................................  5 years

        Computer equipment .........................................  2 years

        Office equipment ...........................................  5 years

        Furniture and fixtures .....................................  5 years

        Vehicles ...................................................  5 years

        System software ............................................  3 years

        The Company purchases certain application software for internal use. It is estimated that such software has a relatively short useful life, usually less than one year. The Company, therefore, charges to income the cost of acquiring such software, at the time of acquisition. Deposits paid towards the acquisition of plant and equipment outstanding at each balance sheet date are disclosed under Construction-in-progress.

SATYAM INFOWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
-------------------------------------------------------------------------------

        INTANGIBLE ASSETS

        Intangible assets consist of goodwill and licensing fees for certain rights associated with propriety electronic commerce technology. Goodwill is amortized over a 5-year period. Licensing fees are amortized over license periods ranging from 3-5 years.

        EARNINGS PER SHARE

        In accordance with Statement of Financial Accounting Standards (SFAS) No. 128, basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except when the results would be anti-dilutive.

        INCOME TAXES

        Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is uncertain.

        RETIREMENT BENEFITS TO EMPLOYEES

        i) Provident fund

        In accordance with Indian law, all employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and employer each make monthly contributions to the plan, each equal to a specified percentage of each employee's basic salary. The Company has no further obligations under the plan beyond its monthly contributions.

        ii) Gratuity

        In addition to the above benefits, the Company provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering all employees. The Gratuity Plan commenced on April 1, 1997. The plan provides a lump sum payment to vested employees at retirement or termination of employment, which amount is based on the respective employee's salary and the years of employment with the Company. The Company provides the gratuity benefit through annual contributions to a fund managed by the Life Insurance Corporation of India (LIC). Under this scheme, the settlement obligation remains with the Company, although the LIC administers the scheme and determines the contribution premium required to be paid by the Company.

SATYAM INFOWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
-------------------------------------------------------------------------------

        STOCK-BASED COMPENSATION

        The Company uses the intrinsic value-based method of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, to account for its employee stock-based compensation plan. The Company has therefore adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

        IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

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

        GOODWILL

        Goodwill, which represents excess of purchase price over fair value of net assets acquired, is amortized on a straight line basis over the expected periods to be benefited, generally five years. The Company assesses the recoverability of this intangible asset by reference to the valuation methodology on the acquisition date, which includes strategic and synergistic factors that are expected to enhance enterprise value. Accordingly, the Company would consider goodwill to be impaired when, in conjunction with its valuation methodology, its expectations with respect to the acquisitions it has made deteriorate coupled with adverse market conditions. To the extent that future operating cash flows of the acquired businesses are not significant factors in the valuation model they would not be significant factors in assessing goodwill for impairment. The Company would assess impairment, to the extent appropriate, at the enterprise level by comparing its market capitalization to the carrying value of goodwill. Based on these considerations the Company does not currently believe that the carrying value of goodwill has been impaired.

        INVESTMENT SECURITIES

        The Company has evaluated its investment policies consistent with the provisions of SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, and determined that all of its investment securities are to be classified as available-for-sale. Accordingly, such securities are carried at fair value with unrealized gains and losses, net of taxes, reported as other comprehensive income, a separate component of shareholders' equity. Realized gains and losses and declines in value judged to be other-than-temporary are included in other income. The cost of securities sold is based on the first-in-first-out (FIFO) method. Interest and dividends on securities classified as available-for-sale are included in other income. Other investments that are not marketable are carried at cost, subject to tests of permanent impairment.

SATYAM INFOWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
-------------------------------------------------------------------------------

        RECENT ACCOUNTING PRONOUNCEMENTS

        In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No.133, Accounting for Derivative Instruments and Hedging Activities. SFAS No.133, as amended by SFAS No.138, Accounting for Certain Derivative instruments and Certain Hedging Activities establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet either as an asset or as a liability and be measured at its fair value. The Statement requires that changes in a derivative's fair value be recognized in the current period unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires that the Company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS No.133 is effective for all fiscal periods beginning after June 15, 2000. Application of this statement will not have a significant impact on the financial statements of the Company.

        RECLASSIFICATIONS

        Certain prior-years' amounts have been reclassified to conform to the current year's presentation.

3.      BUSINESS ACQUISITIONS

        INDIAWORLD COMMUNICATIONS PRIVATE LIMITED

        On November 29, 1999, Satyam entered into an agreement with the shareholders of IndiaWorld Communications Private Limited (IndiaWorld) to acquire 49,000 shares (equivalent to 24.5%) of IndiaWorld for a consideration of Rs. 1,222,500. Satyam simultaneously made a non-refundable deposit of Rs. 513,100 towards the acquisition of the remaining shares of IndiaWorld for Rs. 3,767,400 in conjunction with a purchase Option Agreement, expiring on June 30, 2000 that gave control of Indiaworld to Satyam over the option period. Accordingly, Satyam consolidated its accounts with IndiaWorld from December 1, 1999, and completed the acquisition of IndiaWorld on June 30, 2000 upon payment of Rs. 2,154,300 in cash and 268,500 equity shares for the balance amounting to Rs. 1,100,000.

        The transaction to purchase IndiaWorld has been accounted for, as a two-step acquisition under the purchase method of accounting. The allocation of purchase price was almost entirely related to goodwill. Satyam recognized goodwill of Rs. 1,739,887 on the acquisition of 24.5% of IndiaWorld on November 29, 1999 equal to the excess of the consideration paid of Rs. 1,735,600 and the related expenses of Rs. 6,113 over the fair value of that portion of the net assets acquired. Upon completion of the acquisition of IndiaWorld on June 30, 2000, Satyam recognized additional goodwill of Rs. 3,265,221 equal to the excess of consideration of Rs. 3,254,300 paid in cash and equity shares of Satyam and other related expenses of Rs. 18,837 over the fair value of the net assets acquired at June 30, 2000.

SATYAM INFOWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
-------------------------------------------------------------------------------

        INDIAPLAZA.COM, INC.

        On July 13, 2000 Satyam entered into a merger agreement to acquire all the outstanding equity of IndiaPlaza.com, Inc. (IndiaPlaza), an internet company which, through its website operates an on-line internet shopping-mall. The consideration amounted to 455,192 ADS's (113,798 shares) of which 340,192 ADS's (85,048 shares) have been delivered to the former stockholders of IndiaPlaza.com and 115,000 ADS's (28,750 shares) have been placed in escrow until January 1, 2002 to be adjusted for any breach of representations or covenants set forth in the merger agreement. Management considers the release of the shares held in the escrow to be probable and has accordingly included them in the computation of the purchase price and net loss per share.

        The acquisition, which was consummated on December 15, 2000 upon completion of regulatory formalities, has been accounted for by the purchase method. The allocation of the purchase price was as follows:

        Estimated fair value
            Assets acquired .........................  Rs.  22,743
            Liabilities assumed .....................      113,324
            Goodwill ................................      444,585
        Purchase price ..............................      354,004


        UNAUDITED PRO FORMA CONSOLIDATED RESULTS OF OPERATIONS

        The following unaudited consolidated results of operations are presented as if the acquisition of IndiaWorld and IndiaPlaza was made at the beginning of the periods presented. The pro forma consolidated results of operations reflect the amortization of estimated goodwill attributable to the acquisitions.

                                                         YEAR ENDED MARCH 31,
                                                    -----------------------------
                                                         2000           2001
                                                    -------------   -------------
        Revenues                                    Rs.   745,161   Rs. 1,840,346
        Net loss                                        1,457,061       2,883,555
        Loss per equity share                               76.98          125.35
                                                    -------------   -------------
        Weighted average equity shares
          used in computing loss per equity share      18,927,697      23,003,331
                                                    -------------    ------------

        The unaudited pro forma disclosures are not necessarily indicative of the actual results that would have occurred had the acquisition been made as of the beginning of the periods presented or the future results of combined operations.

SATYAM INFOWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
-------------------------------------------------------------------------------

4.      CASH AND CASH EQUIVALENTS

        The cost and fair values for cash and cash equivalents consist of:

                                              AS AT MARCH 31,
                                       ------------------------------
                                           2000              2001
                                       ------------      ------------
        Cost and fair values
        Cash and cash equivalents      Rs.7,307,625      Rs.1,444,307
                                       ------------      ------------
        CASH AND CASH EQUIVALENTS      Rs.7,307,625      Rs.1,444,307
                                       ============      ============

        Cash and Cash equivalents include deposits of Rs. 8,423 and Rs. 12,233 as of March 31, 2000 and March 31, 2001 respectively placed in "No-charge-no-lien" accounts as security towards performance guarantees issued by the Company's bankers on the Company's behalf. The Company cannot utilize these amounts until the guarantees are discharged or revoked. Cash and cash equivalents as of March 31, 2000 and March 31, 2001 also include deposits of Rs. 7,243,242 and Rs. 1,367,735 placed with banks as short-term deposits.

5.      ACCOUNTS RECEIVABLE

        Accounts receivable consist of:

                                                     AS AT MARCH 31,
                                                --------------------------
                                                   2000            2001
                                                ----------      ----------
        Customers                               Rs.247,450      Rs.860,504
        Less: allowance for doubtful debts           2,420          34,231
                                                ----------      ----------
                                                Rs.245,030      Rs.826,273
                                                ==========      ==========

        The allowance for doubtful debts is established at amounts considered to be appropriate based primarily upon Satyam's evaluation of potential losses on the outstanding receivable balances. There have been no write offs of accounts receivables in the three years ended March 31, 2001.

SATYAM INFOWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
-------------------------------------------------------------------------------

6.      INVESTMENT SECURITIES

        Investment securities consist of:

                                                                     MARCH 31, 2001
                                                  ----------------------------------------------------
                                                                  GROSS          GROSS
                                                                UNREALIZED     UNREALIZED
                                                   CARRYING      HOLDING         HOLDING          FAIR
                                                    VALUE         GAINS           LOSSES          VALUE
                                                  ----------    ----------     ----------        --------
        Available for sale:
        Equity securities                         Rs.  7,860    Rs.    224      Rs.(2,830)       Rs.5,254
        Mutual fund units                              5,000            --           (420)          4,580
                                                  ----------    ----------      ----------       --------
                                                  Rs. 12,860    Rs.    224      Rs. (3,250)      Rs.9,834
                                                  ==========    ==========      ==========       ========


                                                                     MARCH 31, 2000
                                                  ----------------------------------------------------
                                                                  GROSS          GROSS
                                                                UNREALIZED     UNREALIZED
                                                   CARRYING      HOLDING         HOLDING       FAIR
                                                    VALUE         GAINS           LOSSES       VALUE
                                                  ----------    ----------     ----------    ---------
        Available for sale:
        Equity securities                        Rs. 7,979      Rs.10,297       Rs. (243)    Rs.18,033
        Mutual fund units                            5,000             --           (422)        4,578
                                                 ---------      ---------       --------     ---------
                                                 Rs.12,979      Rs.10,297       Rs. (665)    Rs.22,611
                                                 =========      =========       ========     =========


7.      INVENTORIES

        Inventories consist of:

                                                 AS AT MARCH 31,
                                      ------------------------------------
                                          2000                    2001
                                      ------------            ------------
        CDs                           Rs.    1,093            Rs.    7,156
        Communication hardware              13,684                  94,157
        Application software                 2,716                   5,907
        Others                                 691                   2,872
                                      ------------            ------------
                                      Rs.   18,184            Rs.  110,092
                                      ============            ============

SATYAM INFOWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
-------------------------------------------------------------------------------

8.      OTHER CURRENT ASSETS

        Other current assets consist of:

                                               AS AT MARCH 31,
                                          -------------------------
                                             2000           2001
                                          ----------     ----------
        Vendor advances & deposits        Rs.140,611     Rs.112,176
        Advances for expenses                 18,580        108,699
        Withholding taxes                      6,216         41,259
        Due from parent company                   --         12,926
        Others                                 1,024          1,330
                                          ----------     ----------
                                          Rs.166,431     Rs.276,390
                                          ==========     ==========

9.      INVESTMENTS IN AFFILIATES

        REFCO-SIFY SECURITIES INDIA PRIVATE LIMITED

        The Company holds 40% interest in Refco-Sify Securities India Private Limited (Refco). Refco is engaged in Internet based trading and research services. Satyam has accounted for its 40% interest in Refco by the equity method. The carrying value of the investment in Refco as of March 31, 2001 was Rs. 102,807 and Satyam's equity in the losses of Refco-Sify for the fiscal 2001 was Rs. 9,883.

        PLACEMENTS.COM LIMITED

        The Company holds a 27% interest in Placements.com Limited (Placements). Placements is engaged in establishing and developing a portal on the internet for jobs and to carry on the business as a manpower recruitment agency. The Company has accounted for its 27% interest in Placements by the equity method. The carrying value of the investment in Placements as of March 31, 2001 was Rs. 9,193 and Satyam's equity in the losses of Placements for the fiscal 2001 was Rs. 16,307.

        CRICINFO LIMITED

        On July 29, 2000, Satyam acquired 25% of the outstanding stock of Cricinfo Limited (Cricinfo) a private Company incorporated in England and Wales, for US $ 37.5 million by issue of 2,204,720 ADSs (represented by 551,180 equity shares of the Company). Cricinfo operates the Cricinfo.com, a popular website dedicated to the cricket sport.

        The company has accounted for its interest in Cricinfo by the equity method. The difference between the cost of the investment and the amount of underlying equity in net assets of Cricinfo resulted in goodwill of Rs 1,657,479, which is being amortized over a period of five years. The carrying value of the investment in Cricinfo as of March 31, 2001 was Rs. 1,394,244 and Satyam's equity in the losses of Cricinfo for the year was Rs. 67,018.

SATYAM INFOWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
-------------------------------------------------------------------------------

The summarized financial information as to assets, liabilities and results of operations of Cricinfo is presented below:

        BALANCE SHEET                                                   AS AT
                                                               MARCH 31, 2001
        Current assets                                            Rs.111,741
        Non-current assets                                             6,381

        Current liabilities                                           32,322
        Stockholders' equity                                          85,800

        STATEMENT OF OPERATIONS                           FOR THE YEAR ENDED
                                                              MARCH 31, 2001
        Revenues                                                   Rs.44,877
        Gross profit                                                  37,455
        Net loss                                                    (550,955)


10.     PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment consist of:


                                                         AS AT MARCH 31,
                                           --------------------------------------------
                                                  2000                        2001
        -------------------------------------------------------------------------------
        Land                                Rs.          --             Rs.     167,700
        Building                                    153,222                     480,252
        Leasehold improvements                       22,718                      90,178
        Plant and machinery                         556,509                   1,177,011
        Computer equipment                          158,818                     369,669
        Office equipment                              5,758                      40,481
        Furniture and fixtures                       15,544                      87,524
        Vehicles                                     12,199                      27,466
        System software                              26,389                     301,798
        Construction-in-progress                    157,109                     289,091
        -------------------------------------------------------------------------------
                                            Rs.   1,108,266             Rs.   3,031,170
        Accumulated depreciation                   (193,245)                   (622,917)
        ===============================================================================
                                            Rs.     915,021             Rs.   2,408,253
        ===============================================================================

        Depreciation expense amounted to Rs. 46,714, Rs. 123,496 and Rs. 429,672 for the years ended March 31, 1999, 2000 and 2001 respectively.

SATYAM INFOWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
-------------------------------------------------------------------------------



11.     GOODWILL AND OTHER INTANGIBLE ASSETS

        Goodwill and other intangible assets consist of:


                                                                         AS AT MARCH 31,
                                                             ------------------------------------------
                                                                   2000                        2001
        -----------------------------------------------------------------------------------------------
        Goodwill
          Acquisition of IndiaWorld                          Rs.   1,739,887            Rs.   5,005,107
          Acquisition of India Plaza                                      --                    444,585
          Other                                                           --                      2,775
        License fees                                                  11,898                     39,898
        -----------------------------------------------------------------------------------------------
        Total                                                Rs.   1,751,785            Rs.   5,492,365
        Less: Accumulated amortization                               121,367                  1,059,223
        -----------------------------------------------------------------------------------------------
        GOODWILL AND OTHER INTANGIBLE ASSETS, NET            Rs.   1,630,418            Rs.   4,433,142
        ===============================================================================================

12.     OTHER ASSETS

        Other assets consist of:


                                                                        AS AT MARCH 31,
                                                             ------------------------------------
                                                                  2000                    2001
        -----------------------------------------------------------------------------------------
        Deposits                                             Rs.   65,834            Rs.  119,303
        Staff advances recoverable after one year                   4,544                  82,910
        Other advances                                                 --                  64,314
        -----------------------------------------------------------------------------------------
        OTHER ASSETS                                         Rs.   70,378            Rs.  266,527
        =========================================================================================

        Staff advances include a sum of Rs. 70,000 outstanding as of March 31, 2001, for which the Company charges interest at 4% per year. Other advances include Rs 45,000 towards the acquisition of certain web publication rights.

SATYAM INFOWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
-------------------------------------------------------------------------------


13.     LEASES

        The gross amounts and related accumulated amortization recorded under capital leases are as follows:

                                                            AS AT MARCH 31,
                                                  -----------------------------------
                                                      2000                    2001
        -----------------------------------------------------------------------------
        Computers                                 Rs.   1,650             Rs.      --
        Vehicles                                        7,865                  20,859
        -----------------------------------------------------------------------------
                                                        9,515                  20,859
        Less: Accumulated amortization            Rs.  (2,418)            Rs.  (4,786)
        -----------------------------------------------------------------------------
                                                        7,097                  16,073
        =============================================================================

        Amortization of assets held under capital leases is included with depreciation.

        The following is a schedule of future minimum capital lease commitments as at March 31, 2001:


        --------------------------------------------------------------------------------------
        Due for the year ended March 31,
        2002                                                                        Rs.  6,330
        2003                                                                             4,958
        2004                                                                             2,796
        2005                                                                             1,534
        2006                                                                               156
        --------------------------------------------------------------------------------------
        TOTAL MINIMUM LEASE PAYMENTS                                                Rs. 15,774
        Less: Interest portion                                                           2,939
        --------------------------------------------------------------------------------------
        PRESENT VALUE OF NET MINIMUM CAPITAL LEASES PAYMENTS                        Rs. 12,835
        Less: Current installments of obligations under capital leases                   4,807
        --------------------------------------------------------------------------------------
        OBLIGATIONS UNDER CAPITAL LEASES, EXCLUDING CURRENT INSTALLMENTS            Rs.  8,028
        ======================================================================================

SATYAM INFOWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
-------------------------------------------------------------------------------


14.     LONG-TERM DEBT

        Long-term debt outstanding consists of:


                                                                       AS AT MARCH 31,
                                                              ----------------------------------
                                                                  2000                   2001
        ----------------------------------------------------------------------------------------
        Term loan from Export Import Bank of India            Rs. 100,667            Rs.      --
        Non-convertible debentures                                107,500                     --
        Others                                                        960                    960
        ----------------------------------------------------------------------------------------
        Total debt                                                209,127                    960
        Less: current portion                                      40,267                     --
        ----------------------------------------------------------------------------------------
        LONG TERM DEBT, NET OF CURRENT PORTION                Rs. 168,860            Rs.     960
        ========================================================================================


15.     INCOME TAX

        The provision for income taxes consists of:


                                                   YEAR ENDED MARCH 31,
                                   -------------------------------------------------------
                                     1999                   2000                   2001
        ----------------------------------------------------------------------------------
        Current                    Rs.     --            Rs.  3,171             Rs. (1,827)
        Deferred                           --                (1,693)                   120
        ----------------------------------------------------------------------------------
        AGGREGATE TAXES            Rs.     --            Rs.  1,478             Rs. (1,707)
        ==================================================================================

SATYAM INFOWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
-------------------------------------------------------------------------------

        The reported income tax expense differed from amounts computed by applying the enacted tax rates to income from continuing operations before income taxes as a result of the following:

                                                                         YEAR ENDED MARCH 31,
                                                      -------------------------------------------------------------
                                                         1999                     2000                      2001
        -----------------------------------------------------------------------------------------------------------
        Net loss before taxes                         Rs.(187,376)             Rs.(385,175)              (2,518,460)
        Enacted tax rates in India                             35%                    38.5%                   39.55%
        -----------------------------------------------------------------------------------------------------------
        Computed expected tax expense                 Rs. (65,582)             Rs.(148,292)             Rs.(996,051)
        Expenses not benefited                                 24                   52,598                  402,921
        Change in valuation allowance                      64,874                  104,347                  597,267
        Other                                                (684)                      11                    3,039
        Effect of tax rate change                              --                  (10,142)                  (5,469)
        -----------------------------------------------------------------------------------------------------------
        TOTAL INCOME TAX (BENEFIT)/EXPENSE            Rs.      --              Rs.  (1,478)             Rs.   1,707
        ===========================================================================================================

        In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely, than not, the Company will not realize the benefit of these deductible differences. Under Indian law, loss carry-forwards from a particular year may be used to offset taxable income over the next eight years.

SATYAM INFOWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
-------------------------------------------------------------------------------


        Significant components of activities that gave rise to deferred tax assets and liabilities included in the balance sheet are as follows:

                                                                            YEAR ENDED MARCH 31,
                                                                   -------------------------------------
                                                                       2000                     2001
        ------------------------------------------------------------------------------------------------
        DEFERRED TAX ASSETS:
        Operating loss carry forwards                              Rs.  241,149             Rs.  702,985
        Provision for accounts receivable and advances                      738                   13,376
        Property, plant and equipment and intangibles                       268                      859
        Expenses currently not allowed for tax purposes                      --                   33,548
        Deferred revenues                                                   114                       --
        Investments in affiliates                                            --                  116,491
        ------------------------------------------------------------------------------------------------
        Total gross deferred tax assets                                 242,269                  867,259
        ------------------------------------------------------------------------------------------------
        Less: valuation allowance                                      (205,744)                (803,011)
        ------------------------------------------------------------------------------------------------
        Total deferred tax assets                                  Rs.   36,525             Rs.   64,248

        DEFERRED TAX LIABILITIES:
        Property, plant and equipment                              Rs.   36,143             Rs.   60,437
        Investments                                                       5,612                      501
        Other                                                                --                    3,310
        ------------------------------------------------------------------------------------------------
        Total deferred tax liabilities                                   41,755                   64,248

        ------------------------------------------------------------------------------------------------
        NET DEFERRED TAX LIABILITY                                 Rs.   (5,230)            Rs.       --
        ================================================================================================

16.     COMMON STOCK

        Dividends: Should the Company declare and pay dividends, such dividends will be paid in Indian rupees. Indian law mandates that any dividend can be declared out of distributable profits, only after the transfer of up to 10% of net income, computed in accordance with current regulations, to a General Reserve. Further, the remittance of dividends outside India is governed by Indian law on foreign exchange. Such dividend payments are also subject to applicable withholding taxes.

SATYAM INFOWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
-------------------------------------------------------------------------------


17.     OTHER INCOME, NET

        Other income consists of:


                                                                FOR THE YEAR ENDED MARCH 31,
                                               -----------------------------------------------------------
                                                   1999                    2000                    2001
        --------------------------------------------------------------------------------------------------
        Interest expense                       Rs. (27,755)            Rs. (30,539)            Rs. (11,766)
        Other finance charges                           --                  (1,691)                 (4,707)
        Interest income                                609                 106,182                 246,179
        Others                                        (256)                 (2,100)                 12,662
        --------------------------------------------------------------------------------------------------
        OTHER (EXPENSE)/INCOME, NET            Rs. (27,402)            Rs.  71,852             Rs. 242,368
        ==================================================================================================

18.     EMPLOYEE BENEFIT PLAN

        The Company contributed Rs. 320, Rs. 352 and Rs. 496 to the defined contribution plans during the years ended March 31, 1999, 2000 and 2001 respectively. The following table sets out the funded status of the Gratuity Plan and the amounts recognized in Satyam's balance sheet.


                                                                                      AS OF MARCH 31,
                                                                             ---------------------------------
                                                                                2000                   2001
        ------------------------------------------------------------------------------------------------------
        CHANGE IN PROJECTED BENEFIT OBLIGATION
        Projected benefit obligation at the beginning of the year            Rs.    529             Rs.  1,651
        Interest cost                                                                58                    182
        Actuarial (gain)/loss                                                       (33)                   221
        Service cost                                                              1,098                  3,844
        Benefits paid                                                                --                     --
        ------------------------------------------------------------------------------------------------------
        Projected benefit obligation at the end of the year                  Rs.  1,652             Rs.  5,898

        CHANGE IN PLAN ASSETS
        Fair value of plan assets at the beginning of the year                      668                  1,093
        Actual return on plan assets                                                 73                    140
        Employer contributions                                                      352                    496
        Benefits paid from plan assets                                               --                     --
        ------------------------------------------------------------------------------------------------------
        FAIR VALUE OF PLAN ASSETS AT THE END OF THE YEAR                     Rs.  1,093             Rs.  1,729

SATYAM INFOWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
-------------------------------------------------------------------------------

        Funded status of the plans                                                  558                  4,168
        Unrecognized transition obligation (asset)                                   --                     --
        Unrecognized prior service cost (benefit)                                    --                     --
        Unrecognized net actuarial gain/(loss)                                      105                   (116)
        ------------------------------------------------------------------------------------------------------
        ACCRUED BENEFIT COST                                                 Rs.    663             Rs.  4,052
        ======================================================================================================

        THE COMPONENT OF NET GRATUITY COSTS ARE REFLECTED BELOW:
        Service cost                                                              1,098                  3,844
        Interest cost                                                                58                    182
        Expected returns on plan assets                                             (73)                  (140)
        Amortization                                                                 --                     --
        ------------------------------------------------------------------------------------------------------
        NET GRATUITY COSTS                                                   Rs.  1,083             Rs.  3,886
        ======================================================================================================
        PRINCIPAL ACTUARIAL ASSUMPTIONS:

        Discount rate                                                                11%                    11%
        Long-term rate of compensation increase                                      10%                    10%
        Rate of return on plan assets                                                11%                    11%

        PROVIDENT FUND

        Satyam contributed Rs. 5,999 and Rs. 18,147 towards the Provident fund during the years ended March 31, 2000 and 2001 respectively.

SATYAM INFOWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
-------------------------------------------------------------------------------



19.     RELATED PARTY TRANSACTIONS

        Satyam Computer Services

        An analysis of transactions with Satyam Computer Services is set out below:

                                                                                     AS AT MARCH 31,
                                                                             ---------------------------------
                                                                                2000                  2001
        ------------------------------------------------------------------------------------------------------
        Balance at beginning of the year                                     Rs. (3,981)            Rs.(17,115)
        Advances received towards working capital                                (3,295)                    --
        Advance received against equity                                         (78,120)                    --
        Allocation of facilities costs                                           (5,913)               (17,954)
        Expenses incurred on behalf of the Company                               (3,926)               (47,019)
        Capital expenses incurred on behalf of the Company                           --                (27,541)
        Purchases from Satyam Computer Services                                      --                 (2,381)
        Allotment of equity                                                      78,120                     --
        Sales to Satyam Computer                                                     --                 83,550
        Payment to Satyam Computer                                                   --                 41,386
        ------------------------------------------------------------------------------------------------------
        DUE (TO)/FROM PARENT COMPANY                                         Rs.(17,115)            Rs. 12,926
        ======================================================================================================

        Advance against equity represents interest free advances received from the Company's parent company, Satyam Computer Services to be adjusted against subsequent issues of common stock. There are no other terms against which such advances have been made. No interest is charged by Satyam Computer Services on the balances payable to them.

        Particulars of significant related transactions with other affiliated companies are set out below.


                                                          YEAR ENDED MARCH 31,
                                             -------------------------------------------------
                                                1999                 2000              2001
        --------------------------------------------------------------------------------------
        Sales to affiliates                  Rs.     45               --            Rs. 22,405
        Purchases from affiliates                   800               --                    --

        Included in other current assets is an amount of Rs. 276 and Rs. Nil receivable from affiliates as of March 31, 2000 and 2001 respectively. No other amounts were receivable from or payable to affiliates as of March 31, 2000 and 2001.

        The Company grants advances to officers and employees. Such loans are repayable over fixed periods ranging from one to sixty months. As of March 31, 2000 and 2001, the amounts recoverable from officers and employees were Rs. 8,349 and Rs. 94,397 respectively, of which, Rs. 3,805 and Rs. 11,487

SATYAM INFOWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
-------------------------------------------------------------------------------

        respectively were recoverable within one year from those dates.

        The required repayments of employee loans as of March 31, 2001 granted for purchase of vehicles and property are given below:

        Repayable in the year ending March 31:

        2002                                 Rs. 11,487
        2003                                     36,653
        2004                                     36,439
        2005                                      1,183
        2006                                      1,063
        Thereafter                           Rs.  7,572

        The estimated fair value amounts of the employee loans were Rs. 7,674 and Rs. 83,164 as of March 31, 2000 & 2001 respectively. These amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgment is required to develop the estimates of fair value. Thus, the estimates provided herein are not necessarily indicative of the amounts the Company could realize in the market.

20.     STOCK-BASED COMPENSATION PLANS

        In fiscal 1999, the Company established the Employee Stock Offer Plan ("ESOP"), which provides for the issuance of 825,000 warrants to eligible employees. The warrants were issued to an employee welfare trust (the "Trust") at Rs. 1 each on September 28, 1999. The Trust holds the warrants and transfers them to eligible employees over a period of three years. The warrants, which are to be transferred to eligible employees at Rs. 1 each, entitles the holder to purchase one equity share at an exercise price determined by the Compensation Committee. The warrants and the equity shares received upon the exercise of warrants are subject to progressive vesting over a three-year period from the date of issue of warrants to employees. Deferred compensation is recorded in the event that the exercise price of the warrant is determined to be less than the fair market value of the underlying shares on the date of the grant. Deferred compensation is amortized over the vesting period of the warrants. The warrants allotted and the underlying equity shares are not subject to any repurchase obligations by the Company.

SATYAM INFOWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
-------------------------------------------------------------------------------


        The transactions are summarized below:

                                                                                             WEIGHTED
                                                                  NUMBER                     AVERAGE
                                                                    OF                       EXERCISE
                                                                  SHARES                      PRICE
        ----------------------------------------------------------------------------------------------
        FOR THE YEAR ENDED MARCH 31, 2000
        Balance at the beginning of the year                        5,000                   Rs.     70
        Granted                                                   313,160                        2,338
        Exercised                                                      --                           --
        Lapsed                                                      5,700                          350
        Balance at the end of the year                            312,460                   Rs.  2,338
        Exercisable at the end of the year                            833                           70

        FOR THE YEAR ENDED MARCH 31, 2001
        Balance at the beginning of the year                      312,460                   Rs.  2,338
        Granted                                                   342,800                        2,821
        Exercised                                                     200                          350
        Lapsed                                                     90,040                        2,409
        Balance at the end of the year                            565,020                   Rs.  2,621
        Exercisable at the end of the year                         43,073                        2,338


        The following table summarizes information about fixed price options outstanding at March 31, 2001:

                                                                               WEIGHTED
                                          NUMBER            WEIGHTED            AVERAGE                NUMBER
            RANGE OF                   OUTSTANDING AT       AVERAGE            REMAINING           EXERCISABLE AT
          EXERCISE PRICE              MARCH 31, 2001     EXERCISE PRICE     CONTRACTUAL LIFE       MARCH 31, 2001
        ---------------------------------------------------------------------------------------------------------
        Rs.     70                         5,000           Rs.     70              0.96                 2,500
        Rs.250 -  Rs. 724                135,960           Rs.    400              1.75                18,750
        Rs.940 -  Rs. 2,318              116,560           Rs.  1,351              2.18                 7,867
        Rs.3,436 - Rs. 8,603             307,500           Rs.  4,125              2.08                13,956
        ---------------------------------------------------------------------------------------------------------
        Rs.70 - Rs. 8,603                565,020           Rs.  2,621              2.01                43,073
        ---------------------------------------------------------------------------------------------------------

SATYAM INFOWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
-------------------------------------------------------------------------------

        The Company has adopted pro forma disclosure provisions of SFAS No. 123. Had compensation cost been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company's net loss would have increased to the pro forma amounts indicated below:


                                                                     YEAR ENDED MARCH 31,
                                                            ----------------------------------------
                                                                 2000                      2001
        --------------------------------------------------------------------------------------------
        Net Loss - As reported                              Rs.  (381,897)            Rs.(2,509,030)
                 - Pro forma                                     (407,031)               (2,765,966)

        Loss Per Share:
                   Basic & Diluted - As reported                   (20.59)                  (109.79)
                                   - Pro forma                     (21.95)                  (121.03)

        The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

                                                     YEAR ENDED MARCH 31,
                                            -----------------------------------
                                                 2000                  2001
        -----------------------------------------------------------------------
        Dividend yield                                --                    --
        Expected volatility                           65%                  118%
        Risk-free interest rate                     9.50%                 9.50%
        Expected term                       12-36 months           12-36 months

21.     SEGMENT REPORTING

        SFAS No 131, Disclosures about Segments of an Enterprise and related Information, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Company's operations predominantly relate to Corporate Network/Data Services, co-location and software development for Corporates, providing Internet access to retail subscribers (both home access and public access). The Company also operates a Portal, "sify.com", that provides a variety of India centric content to audiences both in India and abroad, and which generates revenue from advertisements and other value added services. The company also has subsidiaries to exploit other opportunities provided by the internet in e-Learning, B2B Marketplaces, IT enabled services and in Digital Signatures and Internet Security.

        In the previous year, the Company provided segment disclosures based on three operating segments, Internet Access Services, Corporate Services and Online Portal Services. Consequent to the growth in the corporate business there has been a reorganization of the Company's operating segments.

SATYAM INFOWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
-------------------------------------------------------------------------------


The Operating segments of the Company now include:

        - Internet Access Services, which provides dial-up internet access and public internet access through cyber cafes;

        - Corporate Network/Data Services, which provides private network services, messaging services and web-hosting to corporates;

        - E-Business Services, which provides business to business e-commerce and web site development;

        -       Online Portal Services; and

        - Others, which include e-Learning, B2B marketplaces, and IT enabled services.

The Chief Operating Decision Maker (CODM) evaluates the Company's performance and allocates resources to various Strategic Business Units (SBUs) that are identified based on the products and services that they offered and on the basis of the market catered to. The measure of loss reviewed by the CODM during the current year was Losses before Interest, Taxes, Depreciation and Amortization. Prior to fiscal 2001, the CODM reviewed segment information relating to revenues only.

Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Bandwidth costs, which form a significant part of the total expenses, are allocated between the corporate and retail business based on certain norms and assumptions and on total demand of bandwidth from each of these businesses. Certain expenses such as depreciation and technology, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not practical to provide segment disclosures to those costs and expenses and accordingly these expenses are separately disclosed as "unallocated" and adjusted only against the total income of the Company.

A significant part of the fixed assets used in the Company's business are not identifiable to any of the reportable segments and can be used interchangeably between segments. Management believes that it is not practicable to provide segment disclosures relating to total assets since a meaningful segregation of the available data is onerous.

SATYAM INFOWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
-------------------------------------------------------------------------------


                                                                YEAR ENDED MARCH 31, 2001
                                        -------------------------------------------------------------------------------------------
                                         CORPORATE                      INTERNET
                                        NETWORK/DATA   E-BUSINESS        ACCESS          ONLINE
                                          SERVICES      SERVICES        SERVICES         PORTALS         OTHERS            TOTAL
        ---------------------------------------------------------------------------------------------------------------------------
        Revenues                       Rs.   593,310  Rs.   561,500   Rs.   469,705   Rs.   144,417   Rs.    18,144   Rs. 1,787,076
        Operating expenses                  (503,364)      (334,462)     (1,009,793)       (470,621)       (173,753)     (2,491,993)
        Equity in loss of affiliates                                                        (79,494)                        (79,494)
        Minority interest                                                     8,519           2,618                          11,137
        ---------------------------------------------------------------------------------------------------------------------------
        Segment operating
        Income/(loss)                         89,946        227,038        (531,569)       (403,080)       (155,609)       (773,274)
        Corporate expenses                                                                                                 (469,183)
        Foreign exchange gain                                                                                               162,136
        Other income, net                                                                                                     7,955
        ---------------------------------------------------------------------------------------------------------------------------
        Loss before interest, tax,
          depreciation and amortization                                                                                  (1,072,366)
        Depreciation and amortization                                                                                    (1,669,370)
        Interest income                                                                                                     234,413
        Income taxes                                                                                                         (1,707)
        ---------------------------------------------------------------------------------------------------------------------------
        NET LOSS                                                                                                      Rs.(2,509,030)
        ===========================================================================================================================


        Depreciation and amortization includes Rs. 13,714, which represents that portion of the equity loss in investees pertaining to their depreciation and amortization expense.

        During fiscal year 2001, the CODM reviewed segments by revenues only in which Corporate Network/Data services and E-Business services were combined as a single segment under Corporate Services. Segment information by revenues on the prior year basis would have been as follows:


                                                              YEAR ENDED MARCH 31,
                                              -----------------------------------------------------
                                                 1999                  2000                 2001
                                              -------------       -------------       -------------
        Internet Access                       Rs.    13,311       Rs.   352,224       Rs.   469,705
        Corporate Network/Data services              89,973             255,684             593,310
        E-Business Services                              --              29,473             561,500
        Online Portal Services                           60              33,644             144,417
        Others                                           --                  --              18,144
                                              -------------       -------------       -------------
        REVENUES                              Rs.   103,344       Rs.   671,025       Rs. 1,787,076
                                              =============       =============       =============

        Significant Clients

        No clients individually accounted for more than 10 % of the revenues in fiscal 1999, 2000 and 2001.

SATYAM INFOWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT SHARE DATA AND AS STATED OTHERWISE)
-------------------------------------------------------------------------------

22.     BUSINESS PLANS

        Although the Company expects to continue incurring losses in the near future, in view of Satyam's internally available cash, access to other resources and the current status of its discussions with potential investors, management believes that sufficient funds are available for the Company to meet its currently known requirements for the current fiscal year.

ITEM 19. EXHIBITS


Number        Description
------        -----------
1.1           Articles of Association of Satyam Infoway Limited. (1)

1.2           Memorandum of Association of Saytam Infoway Limited. (1)

2.1           Share Subscription and Shareholders' Agreement, dated as of
              February 5, 1999 by and among Satyam Infoway Limited, Satyam
              Computer Services Limited, South Asia Regional Fund and Mr. B.
              Ramalinga Raju. (1)

2.2 Amendment No. 1 to Share Subscription and Shareholders' Agreement, dated as of September 14, 1999, by and among Satyam Infoway
              Limited, Satyam Computer Services limited, South Asia Regional
              Fund and Mr. Ramalinga Raju. (1)

2.3           Deposit Agreement, dated as of October 18, 1999, among Satyam
              Infoway Limited, Citibank, N.A. and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depositary Receipt). (5)

2.4           Amendment No. 1 to Deposit Agreement among Satyam Infoway Limited,
              Citibank, N.A. and holders from time to time of American
              Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (5)

2.5           Rupee Loan Agreement, dated as of July 3, 1998, by and between
              Satyam Infoway Limited and Export-Import Bank of India. (1)

2.6 Letter Agreement, dated as of September 4, 1999, by and between Satyam Infoway Limited and Sterling Commerce, Inc. (1)

2.7 Stockholders Agreement, dated as of September 14, 1999, by and among Satyam Infoway Limited, Sterling Commerce, Inc. and Satyam
              Computer Services Limited. (1)

2.8 Registration Rights Agreement, dated as of September 14, 1999, by and among Satyam Infoway Limited, Sterling Commerce, Inc. and
              South Asia Regional Fund. (1)

4.1           Associate Stock Option Plan (including Deed of Trust). (3)

4.2           Form of Indemnification Agreement. (3)

4.3           License Agreement For Provision of Internet Service, dated as of
              November 12, 1998, by and between Satyam Infoway Limited and the
              Government of India, Ministry of Communications, the Department of
              Telecommunications, Telecom Commission. (1)

4.4           Bank Guarantee, dated as of November 4, 1998. (1)

4.5+          UUNet Technologies Strategic Alliance Agreement, dated as of April
              18, 1997, by and between Satyam Infoway Limited and UUNet
              Technologies. (3)

4.6+ CompuServe Network Services Strategic Alliance Agreement, dated as of April 18, 1997, by and between Satyam Infoway Limited and
              CompuServe Incorporated. (3)

4.7+          International Electronic Commerce Provider Agreement, dated as of
              February 14, 1997, by and between Satyam Infoway Limited and
              Sterling Commerce International Inc. (3)

4.8+          Amendment No. 1 to International Electronic Commerce Provider
              Agreement by and between Satyam Infoway Limited and Sterling
              Commerce International Inc. (3)

4.9+          Amendment No. 2 to International Electronic Commerce Provider
              Agreement by and between Satyam Infoway Limited and Sterling
              Commerce International Inc. (3)

4.10          Amendment No. 3 to International Electronic Commerce Provider
              Agreement, dated as of September 14, 1999, by and between Satyam
              Infoway Limited and Sterling Commerce International Inc. (3)

4.11+ Distribution Agreement, dated as of June 1997, by and between Satyam Infoway Limited and OpenMarket, Inc. (3)

4.12 User Agreement, effective as of April 1, 1999 by and between Satyam Infoway Limited and Satyam Computer Services Limited. (1)

4.13          Share Purchase Agreement, dated November 29, 1999, by and among
              Satyam Infoway Limited, Indiaworld Communications Private Limited,
              Mr. Rajesh Jain and the other shareholders of Indiaworld
              Communications Private Limited listed on the signature pages thereto. (4)

4.14 Agreement for Option to Purchase Shares, dated November 29, 1999, by and among Satyam Infoway Limited, Indiaworld Communications
              Private Limited, Mr. Rajesh Jain and the other shareholders of Indiaworld Communications Private Limited listed on the signature paged thereto. (4)

4.15          Share Purchase Agreement, dated as of June 30, 2000, by and among
              Rajesh Jain, Bhavana R. Jain, C.M. Jain Impex and Investments
              Private Limited, Satyam Infoway Limited and Indiaworld
              Communications Private Limited. (7)

4.16 Debenture Subscription Agreement, dated as of March 16, 2000, by and between

              Satyam Infoway Limited and IDBI Bank. (6)

4.17 Debenture Subscription Agreement, dated as of March 31, 2000, by and between Satyam Infoway Limited and IDBI Bank. (6)

4.18 Agreement for the Sale of Shares in CricInfo Limited by and between Indigo Holdings Limited and Satyam Infoway Limited. (8)

4.19          Subscription Agreement by and among CricInfo Limited, Satyam
              Infoway Limited and the Senior Management. (8)

4.20          Agreed Form of Shareholders Agreement by and among CricInfo
              Limited, Satyam Infoway Limited and the Non-SIL Shareholders. (8)

4.21          Letter Agreement between Satyam Infoway Limited and Indigo
              Holdings Limited. (8)

8.1           List of Subsidiaries.


--------------------

        + Registrant has requested confidential treatment pursuant to Rule 406 for a portion of the referenced exhibit and has separately filed such exhibit with the Commission.

        (1) Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Commission on October 4, 1999 and incorporated herein by reference.

        (2) Previously filed as an exhibit to the Registration Statement on Form F-6 filed with the Commission on October 6, 1999 and incorporated herein by reference.

        (3) Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-2 filed with the Commission on October 13, 1999 and incorporated herein by reference.

        (4) Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 3, 1999 and incorporated herein by reference.

        (5) Previously filed as an exhibit to the Post-Effective Amendment No. 1 to Form F-6 filed with the Commission on January 5, 2000 and incorporated herein by reference.

        (6) Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 29, 2000 and incorporated herein by reference.

        (7) Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on July 12, 2000 and incorporated herein by reference.

        (8) Previously filed as an exhibit to the Registration Statement on Form F-2 filed with the Commission on July 26, 2000 and incorporated herein by reference.

                                   SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and authorized the undersigned to sign this annual report on its behalf.


                                               SATYAM INFOWAY LIMITED


                                               By: /s/ R. Ramaraj
                                                   ----------------------------
                                               Name:  R. Ramaraj
                                               Title: Chief Executive Officer


                                               By: /s/ T.R. Santhanakrishnan
                                                   ----------------------------
                                               Name:  T.R. Santhanakrishnan
                                               Title: Chief Financial Officer


Date:  June 29, 2001

                                 EXHIBIT INDEX

Number        Description
------        -----------
1.1           Articles of Association of Satyam Infoway Limited. (1)

1.2           Memorandum of Association of Saytam Infoway Limited. (1)

2.1           Share Subscription and Shareholders' Agreement, dated as of
              February 5, 1999 by and among Satyam Infoway Limited, Satyam
              Computer Services Limited, South Asia Regional Fund and Mr. B.
              Ramalinga Raju. (1)

2.2 Amendment No. 1 to Share Subscription and Shareholders' Agreement, dated as of September 14, 1999, by and among Satyam Infoway
              Limited, Satyam Computer Services limited, South Asia Regional
              Fund and Mr. Ramalinga Raju. (1)

2.3           Deposit Agreement, dated as of October 18, 1999, among Satyam
              Infoway Limited, Citibank, N.A. and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depositary Receipt). (5)

2.4           Amendment No. 1 to Deposit Agreement among Satyam Infoway Limited,
              Citibank, N.A. and holders from time to time of American
              Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (5)

2.5           Rupee Loan Agreement, dated as of July 3, 1998, by and between
              Satyam Infoway Limited and Export-Import Bank of India. (1)

2.6 Letter Agreement, dated as of September 4, 1999, by and between Satyam Infoway Limited and Sterling Commerce, Inc. (1)

2.7 Stockholders Agreement, dated as of September 14, 1999, by and among Satyam Infoway Limited, Sterling Commerce, Inc. and Satyam
              Computer Services Limited. (1)

2.8 Registration Rights Agreement, dated as of September 14, 1999, by and among Satyam Infoway Limited, Sterling Commerce, Inc. and
              South Asia Regional Fund. (1)

4.1           Associate Stock Option Plan (including Deed of Trust). (3)

4.2           Form of Indemnification Agreement. (3)

4.3           License Agreement For Provision of Internet Service, dated as of
              November 12, 1998, by and between Satyam Infoway Limited and the
              Government of India, Ministry of Communications, the Department of
              Telecommunications, Telecom Commission. (1)

4.4           Bank Guarantee, dated as of November 4, 1998. (1)

4.5+          UUNet Technologies Strategic Alliance Agreement, dated as of April
              18, 1997, by and between Satyam Infoway Limited and UUNet
              Technologies. (3)

4.6+ CompuServe Network Services Strategic Alliance Agreement, dated as of April 18, 1997, by and between Satyam Infoway Limited and
              CompuServe Incorporated. (3)

4.7+          International Electronic Commerce Provider Agreement, dated as of
              February 14, 1997, by and between Satyam Infoway Limited and
              Sterling Commerce International Inc. (3)

4.8+          Amendment No. 1 to International Electronic Commerce Provider
              Agreement by and between Satyam Infoway Limited and Sterling
              Commerce International Inc. (3)

4.9+          Amendment No. 2 to International Electronic Commerce Provider
              Agreement by and between Satyam Infoway Limited and Sterling
              Commerce International Inc. (3)

4.10          Amendment No. 3 to International Electronic Commerce Provider
              Agreement, dated as of September 14, 1999, by and between Satyam
              Infoway Limited and Sterling Commerce International Inc. (3)

4.11+ Distribution Agreement, dated as of June 1997, by and between Satyam Infoway Limited and OpenMarket, Inc. (3)

4.12 User Agreement, effective as of April 1, 1999 by and between Satyam Infoway Limited and Satyam Computer Services Limited. (1)

4.13          Share Purchase Agreement, dated November 29, 1999, by and among
              Satyam Infoway Limited, Indiaworld Communications Private Limited,
              Mr. Rajesh Jain and the other shareholders of Indiaworld
              Communications Private Limited listed on the signature pages thereto. (4)

4.14 Agreement for Option to Purchase Shares, dated November 29, 1999, by and among Satyam Infoway Limited, Indiaworld Communications
              Private Limited, Mr. Rajesh Jain and the other shareholders of Indiaworld Communications Private Limited listed on the signature paged thereto. (4)

4.15          Share Purchase Agreement, dated as of June 30, 2000, by and among
              Rajesh Jain, Bhavana R. Jain, C.M. Jain Impex and Investments
              Private Limited, Satyam Infoway Limited and Indiaworld
              Communications Private Limited. (7)

4.16 Debenture Subscription Agreement, dated as of March 16, 2000, by and between

              Satyam Infoway Limited and IDBI Bank. (6)

4.17 Debenture Subscription Agreement, dated as of March 31, 2000, by and between Satyam Infoway Limited and IDBI Bank. (6)

4.18 Agreement for the Sale of Shares in CricInfo Limited by and between Indigo Holdings Limited and Satyam Infoway Limited. (8)

4.19          Subscription Agreement by and among CricInfo Limited, Satyam
              Infoway Limited and the Senior Management. (8)

4.20          Agreed Form of Shareholders Agreement by and among CricInfo
              Limited, Satyam Infoway Limited and the Non-SIL Shareholders. (8)

4.21          Letter Agreement between Satyam Infoway Limited and Indigo
              Holdings Limited. (8)

8.1           List of Subsidiaries.

--------------------

        + Registrant has requested confidential treatment pursuant to Rule 406 for a portion of the referenced exhibit and has separately filed such exhibit with the Commission.

        (1) Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Commission on October 4, 1999 and incorporated herein by reference.

        (2) Previously filed as an exhibit to the Registration Statement on Form F-6 filed with the Commission on October 6, 1999 and incorporated herein by reference.

        (3) Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-2 filed with the Commission on October 13, 1999 and incorporated herein by reference.

        (4) Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 3, 1999 and incorporated herein by reference.

        (5) Previously filed as an exhibit to the Post-Effective Amendment No. 1 to Form F-6 filed with the Commission on January 5, 2000 and incorporated herein by reference.

        (6) Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 29, 2000 and incorporated herein by reference.

        (7) Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on July 12, 2000 and incorporated herein by reference.

        (8) Previously filed as an exhibit to the Registration Statement on Form F-2 filed with the Commission on July 26, 2000 and incorporated herein by reference.