Form 20-F
period 2002-03-31
SATYAM INFOWAY LTD
filed 2002-07-01
CIK 1094324

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended March 31, 2002.

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from to

Commission file number 000-27663

Satyam Infoway Limited

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation at Registrant’s name into English)

Republic of India
(Jurisdiction of incorporation or organization)

Tidel Park, 2nd Floor
No. 4, Canal Bank Road
Taramani, Chennai 600 113 India
(91) 44-254-0770
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: American Depositary Shares, each representing one-fourth of one Equity Share, par value Rs.10 per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

     23,202,176 Equity Shares were issued and outstanding as of March 31, 2002

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                    No ☐

Indicate by check mark which financial statement item the registrant has elected to follow

Item 17 ☐                Item 18 ☒

Currency of Presentation and Certain Defined Terms

     Unless the context otherwise requires, references in this annual report to “we,” “us,” the “company,” “Sify” or “Satyam Infoway” are to Satyam Infoway Limited, a limited liability company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. We are presently a majority-owned subsidiary of Satyam Computer Services Limited, a leading Indian information technology services company which is traded on the New York Stock Exchange and the major Indian stock exchanges. “Satyam” is a trademark owned by Satyam Computer Services, which has licensed the use of the “Satyam” trademark to us subject to specified conditions. “Sify.com,” “Sify,” “SatyamOnline,” “Satyam. Net,” “satyamonline.com” and “Satyam iway” are trademarks used by us for which we have registration applications pending in India. All other trademarks or tradenames used in this annual report are the property of their respective owners.

     In this annual report, references to “$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, references to “Rs.,” “rupees” or “Indian rupees” are to the legal currency of India and references to “GBP” are to the legal currency of the United Kingdom. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year.

     For your convenience, this annual report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this annual report, all translations from Indian rupees to U.S. dollars contained in this annual report have been based on the noon buying rate in the City of New York on March 29, 2002, the last business day of March 2002, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on March 29, 2002 was Rs.48.83 per $1.00.

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

     The International Data Corporation market data presented in this annual report shows International Data Corporation’s estimates derived from a combination of vendor, user and other market sources and therefore may differ from numbers claimed by specific vendors using different market definitions or methods. There can be no assurance that the projected amounts will be achieved.

     Information contained in our websites, including our corporate website, www.sifycorp.com, is not part of this annual report.

Forward-Looking Statements May Prove Inaccurate

     IN ADDITION TO HISTORICAL INFORMATION, THIS ANNUAL REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “ITEM 3. KEY INFORMATION-RISK FACTORS,” “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS” AND ELSEWHERE IN THIS ANNUAL REPORT. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT’S ANALYSIS ONLY AS OF THE DATE OF THIS ANNUAL REPORT. IN ADDITION, YOU SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS ANNUAL REPORT AND IN OUR QUARTERLY REPORTS AND OTHER DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, OR SEC, FROM TIME TO TIME. OUR FILINGS WITH THE SEC ARE AVAILABLE ON ITS WEBSITE, WWW.SEC.GOV.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

Item 3. KEY INFORMATION

Selected Financial Data

     You should read the following selected consolidated historical financial data in conjunction with our financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The statement of operations data for the fiscal years ended March 31, 1998, 1999, 2000, 2001 and 2002 and the balance sheet data as of March 31, 1998, 1999, 2000, 2001 and 2002 are derived from our consolidated audited financial statements which have been audited by KPMG India, independent accountants. Our financial statements are prepared in Indian rupees and presented in accordance with U.S. GAAP for the fiscal years ended March 31, 1998, 1999, 2000, 2001 and 2002. Financial statements for the year ended March 31, 2002 also have been translated into U.S. dollars for your convenience. Significant accounting policies used in the preparation of our financial statements are summarized in Note 2 to our consolidated financial statements appearing elsewhere in this annual report. Please see “Item 18. Financial Statements.”

     The selected consolidated historical financial data includes a presentation of EBITDA. EBITDA represents earnings (loss) before depreciation and amortization, interest income and expense, income tax expense (benefit) and extraordinary items. EBITDA is presented because we believe some investors find it to be a useful tool for measuring a company’s ability to fund capital expenditures or to service future debts. EBITDA is neither an Indian GAAP measure nor a US GAAP measure and should not be considered in isolation or as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. EBITDA excludes interest expense and capital expenditures, and negative EBITDA would limit our ability to fund capital expenditures and service future debt obligations. Our EBITDA is not comparable to that of other companies which may determine EBITDA differently.

	Fiscal Year Ended March 31,

	1998		1999		2000		2001		2002		2002

	Indian rupees										U.S. dollars
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues	Rs.	6,805	Rs.	103,344	Rs.	622,725	Rs.	1,225,481	Rs.	1,577,488	$32,306
Cost of revenues (excluding depreciation and amortization)		(19,498)		(63,651)		(281,431)		(1,159,333)		(1,187,684)	(24,323)

Gross profit (excluding depreciation and amortization)		(12,693)		39,693		341,294		66,148		389,804	7,983
Operating expenses:
Selling, general and administrative expenses		80,394		200,213		650,222		1,855,962		1,919,823	39,316
Acquisition expenses		—		—		—		—		20,000	410
Amortization of goodwill		—		—		115,992		931,967		292,964	6,000
Impairment of goodwill		—		—		—		—		4,127,680	84,532
Amortization of deferred stock compensation expense		—		69		20,627		79,224		14,673	301
Foreign exchange (gain)/loss		6		(615)		(5,414)		(162,136)		(44,520)	(912)

Total operating expenses		80,400		199,667		781,427		2,705,017		6,330,620	129,647

Operating loss		(93,093)		(159,974)		(440,133)		(2,638,869)		(5,940,816)	(121,664)

Other (expense)/income, net		(7,498)		(27,402)		71,852		242,368		32,711	670

Loss before equity in losses of affiliates, income taxes and minority interest		(100,591)		(187,376)		(368,281)		(2,396,501)		(5,908,105)	(120,994)

Equity in losses of affiliates		—		—		—		(294,540)		(1,268,088)	(25,969)

Loss before income taxes and minority interest		(100,591)		(187,376)		(368,281)		(2,691,041)		(7,176,193)	(146,963)

Income taxes		—		—		1,478		(1,707)		—	—

Minority interest		—		—		1,799		11,137		17,928	367

Loss from continuing operations		—		—		(365,004)		(2,681,611)		(7,158,265)	(146,596)

Discontinued operations
Income / (loss) from discontinued operations		—		—		(16,893)		172,581		(125,373)	(2,568)

Profit on sale of discontinued operations, net of direct costs		—		—		—		—		81,121	1,661

Net loss	Rs.	(100,591)	Rs.	(187,376)	Rs.	(381,897)	Rs.	(2,509,030)	Rs.	(7,202,517)	$(147,503)

Net profit/ (loss) per equity share
- continuing operations	Rs.	(121.66)	Rs.	(17.31)	Rs.	(19.68)	Rs.	(117.34)	Rs.	(308.59)	$(6.32)
- discontinued operations		—		—		(0.91)		7.55		(1.91)	(0.04)
Net loss per equity share	Rs.	(121.66)	Rs.	(17.31)	Rs.	(20.59)	Rs.	(109.79)	Rs.	(310.50)	$(6.36)
Weighted average equity shares used in computing net loss per equity share		826,805		10,824,826		18,545,399		22,852,600		23,196,428	23,196,428

	As of March 31,

	1998		1999		2000		2001		2002		2002

	Indian rupees										U.S. dollars
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	Rs.	9,912	Rs.	125,547	Rs.	7,307,625	Rs.	1,444,307	Rs.	810,500	$16,598
Total assets		107,632		454,888		10,634,004		11,501,884		4,146,274	84,911
Long-term debt, including current installments		134,455		259,256		215,537		—		—	—
Total stockholders’ equity / (deficit)		(52,560)		67,617		9,927,840		10,588,336		3,394,113	69,509
Other Financial Data:
EBITDA	Rs.	(73,709)	Rs.	(111,068)	Rs.	(191,979)	Rs.	(1,299,173)	Rs.	(984,280)	$(20,157)
Capital expenditures		77,070		144,331		643,097		1,916,020		240,457	4,924
Net cash provided by (used in):
Operating activities		(73,950)		(172,107)		(527,248)		(1,308,362)		(538,149)	(11,021)
Investing activities		(77,070)		(144,196)		(2,458,384)		(4,338,491)		(80,963)	(1,658)
Financing activities		159,449		431,939		10,167,709		(216,465)		(9,097)	(186)
Working capital (deficit)		(5,355)		(21,706)		7,503,518		1,912,968		820,620	16,806

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

     During the past decade, the Government of India has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The Government of India has changed five times since 1996. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.

Conflicts in South Asia and terrorist attacks in the United States and South Asia could adversely affect the economy and cause our business to suffer.

     South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In April 1999, India and Pakistan conducted long-range missile tests. Since May 1999, military confrontations between India and Pakistan have occurred in the Himalayan region of Kargil and other border areas. In October 1999, the leadership of Pakistan changed as a result of a coup led by the military. In September 2001, terrorist attacks were conducted in the United States, which caused various adverse consequences, including adverse economic consequences. In addition, in October 2001 the United States commenced military operations against various targets located in Afghanistan. In December 2001, terrorist attacks were conducted on the Indian Parliament building resulting in heightened diplomatic and military tension between India and Pakistan. Both countries have amassed troops along their common border. These events are widely believed to be provoking a further slow-down in worldwide economic activity. Events of this nature could influence the Indian and/or global economy and could have a material adverse effect on the market for securities of Indian companies, including our ADSs, and on the market for our services.

We are subject to foreign investment restrictions under Indian law that limit our ability to attract foreign investors which, together with the lack of a public market for our equity shares, may adversely impact the value of our ADSs.

     Currently, there is no public trading market for our equity shares in India or elsewhere nor can we assure you that we will take steps to develop one. Our equity securities are not traded publicly in India, but are only traded on Nasdaq through the ADSs as described in this annual report. Under prior Indian laws and regulations our depositary could not accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares without prior approval of the Government of India. The Reserve Bank of India has announced new fungibility regulations permitting, under limited circumstances, the conversion of ADSs to equity shares and the reconversion of equity shares to ADSs provided that the actual number of ADSs outstanding after such reconversion is not greater than the original number of ADSs outstanding. If you elect to surrender your ADSs and receive equity shares, you will not be able to trade those equity shares on any securities market and, under present law, likely will not be permitted to reconvert those equity shares to ADSs.

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

     The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. During the three-year period from April 1, 1999 through March 31, 2002, the value of the rupee against the U.S. dollar declined by approximately 15.1%. Devaluations of the rupee will result in higher expenses to our company for the purchase of capital equipment, such as servers, routers, modems and other telecommunications and computer equipment, which is generally manufactured in the U.S. In addition, our market valuation could be materially adversely affected by the devaluation of the rupee if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations.

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

     Our business is subject to government regulation under Indian law and to significant restrictions under our Internet service provider license issued by the Government of India. These regulations and restrictions include the following:

•	Our Internet service provider license has a term of 15 years and was originally issued in 1998. Our Internet service provider license was reissued in 2002 enabling us to offer telephony services over the Internet and increasing our maximum permitted level of foreign equity investment to 74%. We have no assurance that the license will be renewed in the future. If we are unable to renew our Internet service provider license for any reason, we will be unable to operate as an Internet service provider in India and will lose one of our primary sources of revenue.

•	The Telecom Regulatory Authority of India, or TRAI, a statutory authority constituted under the Telecom Regulatory Authority of India Act, 1997, maintains the right to regulate the prices we charge our subscribers. The success of our business model depends on our ability to price our services at levels we believe are appropriate. If the TRAI sets a price floor, we may not be able to attract and retain subscribers. Likewise, if the TRAI sets a price ceiling, we may not be able to generate sufficient revenues to fund our operations. Similarly, an action of the Indian Parliament may impact our ability to set the prices for our services.

•	The Government of India maintains the right to take over our entire operations or revoke, terminate or suspend our license for national security and similar reasons without compensation to us. If the Government of India were to take any of these actions, we would be prevented from conducting all or part of our business.

     The charges for international gateways and other services presently being provided by VSNL are the subject of a dispute pending before the TRAI and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including our company. VSNL has priced these services at levels which we believe are inconsistent with the terms and conditions on which VSNL has secured the bandwidth for its international gateways. The Telecom Disputes Settlement and Appellate Tribunal has remanded the matter back to the TRAI for denovo consideration. This matter is pending before the TRAI. The resolution of this dispute could have a material impact on our business.

Changes in Indian income taxes will increase our tax liability and decrease any profits we might have in the future.

     The statutory corporate income tax rate in India is currently 35.0%. For fiscal 2002, this tax rate was subject to a 2.0% surcharge resulting in an effective tax rate of 35.7%. The tax surcharge for fiscal 2003 has been increased to 5.0% resulting in an effective tax rate of 36.8%. We cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be implemented by the Government of India. Until April 1, 2003, dividends declared, distributed or paid by an Indian corporation are subject to a dividend tax of 10.5%, including the applicable surcharge for fiscal 2003, of the total amount of the dividend declared, distributed or paid. This tax is not paid by stockholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation before the distribution of a dividend. Effective April 1, 2003, Indian companies will no longer be taxed on declared dividends.

     Until April 1, 2002, dividends declared, distributed or paid by an Indian corporation were subject to a dividend tax of 10.2%, including the applicable surcharge for fiscal 2002, of the total amount of the dividend declared, distributed or paid. This tax is not paid by stockholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation before distribution of a dividend. Effective April 1, 2002, Indian companies will no longer be taxed on declared dividends.

Risks Related to the Internet Market in India

     Our success will depend in large part on the increased use of the Internet by consumers and businesses in India. However, our ability to exploit the Internet service provider and other data service markets in India is inhibited by a number of factors. If India’s limited Internet usage does not grow substantially, our business may not succeed.

The success of our business depends on the acceptance of the Internet in India which may be slowed or halted by high bandwidth costs and other technical obstacles in India.

     Bandwidth, the measurement of the volume of data capable of being transported in a communications system in a given amount of time, remains very expensive in India, especially when compared to bandwidth costs in the United States. Bandwidth rates are commonly expressed in terms of Kbps (kilobits per second, or thousands of bits of data per second) or Mbps (megabits per second, or millions of bits of data per second). Although prices for bandwidth in India have declined recently, they are high due to, among other things, capacity constraints.

The limited installed personal computer base in India limits our pool of potential customers and restricts the amount of revenues that our consumer Internet access services division may generate.

     The market penetration rates of personal computers and online access in India are far lower than such rates in the United States. For example, according to International Data Corporation, in 2000 the Indian market contained approximately 4.4 million Internet users compared to a total population in India of 1.0 billion, while the U.S. market contained approximately 135 million Internet users compared to a total population in the U.S. of 275 million. Alternate methods of obtaining access to the Internet, such as through set-top boxes for televisions, are currently not popular in India. There can be no assurance that the number or penetration rate of personal computers in India will increase rapidly or at all or that alternate means of accessing the Internet will develop and become widely available in India. While the personal computer penetration level in India is relatively low, we are addressing the demand for public Internet access through the establishment of a retail chain of public Internet access centers, which we refer to as “cybercafés,” under the “iway” brand name. Although this service creates a larger market, it also imposes on the operator of the cybercafé the considerable costs of providing the consumer access to a personal computer and related hardware and software.

The high cost of accessing the Internet in India limits our pool of potential customers and restricts the amount of revenues that our consumer Internet access services division may generate.

     Our growth is limited by the cost to Indian consumers of obtaining the hardware, software and communications links necessary to connect to the Internet in India. If the costs required to access the Internet do not significantly decrease, most of India’s population will not be able to afford to use our services. The failure of a significant number of additional Indian consumers to obtain affordable access to the Internet would make it very difficult to execute our business plan.

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

     Many of our existing and proposed products and services are designed to facilitate electronic commerce in India, although there is relatively little electronic commerce currently being conducted in India. Demand and market acceptance for these products and services by businesses and consumers, therefore, are highly uncertain. Many Indian businesses have deferred purchasing Internet access and deploying electronic commerce initiatives for a number of reasons, including the existence or perception of, among other things:

•	inconsistent quality of service;

•	the need to deal with multiple and frequently incompatible vendors;

•	inadequate legal infrastructure relating to electronic commerce in India;

•	a lack of security of commercial data, such as credit card numbers; and

•	low number of Indian companies accepting credit card numbers over the Internet.

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

• continue to develop and upgrade our technology, including our network infrastructure;

• maintain and develop strategic relationships with business partners;

• offer compelling online services and content; and

• promptly address the challenges faced by early stage, rapidly growing companies which do not have an experience or performance base to draw on.

     Not only is our operating history short, but we have determined to compete in three businesses that we believe are complementary. These three businesses are corporate network/data services, consumer Internet access services and online portal and content offerings. On February 28, 2002, our stockholders approved the sale of a fourth business (software services) to our majority stockholder, Satyam Computer Services. We do not yet know whether our three remaining businesses will prove complementary. We cannot assure you that we will successfully address the risks or difficulties described above. Failure to do so could lead to an inability to attract and retain corporate customers for our network services and subscribers for our consumer Internet services as well as the loss of advertising revenues.

We have a history of losses and negative cash flows and anticipate this to continue because our business plan, which is unproven, calls for additional corporate customers and subscribers to attain profitability.

     Since our founding, we have incurred significant losses and negative cash flows. As of March 31, 2002, we had an accumulated deficit of approximately Rs.10,408.4 million ($213.2 million). We have not been profitable and expect to incur operating losses as we expand our services, invest in expansion of our network/data and technology infrastructure, and advertise and promote our brand. Our business plan assumes that businesses in India will demand private network and related services. Our business plan also assumes that consumers in India will be attracted to and use Internet access services and content available on the Internet in increasing numbers. This business model is not yet proven in India, and we cannot assure you that we will ever achieve or sustain profitability or that our operating losses will not increase in the future.

Our ability to compete in the Internet service provider market is hindered by the fact that our principal competitor was until recently a government-controlled provider of international telecommunications services in India which enjoys significant competitive advantages over our company.

     VSNL is a provider of international telecommunications services in India that, until recently, was controlled by the Government of India. In February 2002, the Government of India sold a 25% stake in VSNL to the TATA group, reducing the Government of India’s ownership of VSNL to 26%. VSNL had approximately 587,000 subscribers as of March 31, 2002. VSNL enjoys significant competitive advantages over our company, including the following:

•	Longer service history. VSNL started offering Internet service provider services from August 1995, whereas we started offering Internet service provider services only from November 1998.

•	Access to network infrastructure. Because VSNL was controlled by the Government of India, it had direct access to network infrastructure which was owned by the Indian government. We believe that this access is continuing as a result of the Government of India’s investment in VSNL.

•	Greater financial resources. VSNL has significantly greater total assets and annual revenues than our company.

     In the past, VSNL aggressively reduced consumer Internet access prices despite the lack of offsetting reductions in prevailing bandwidth tariffs payable by private competitors, such as our company. We believe that these practices constitute an improper cross-subsidy funded by VSNL’s present monopoly in international long distance telephone service. The charges for international gateways and other services presently being provided by

VSNL are the subject of a dispute pending before the TRAI and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including our company. The Telecom Disputes Settlement and Appellate Tribunal has remanded the matter back to the TRAI for denovo consideration. This matter is pending before the TRAI. Unless there is a change in government policy or favorable resolution of this dispute, or until we are able to reduce our bandwidth costs through other means, we will continue to face difficult market conditions in the consumer Internet access services business. These competitive issues may prevent us from attracting and retaining subscribers and generating advertising revenue. This could result in loss of market share, price reductions, reduced margins or negative cash flow for our operations.

We may be required to further modify the rates we charge for our products and services in response to new pricing models introduced by new and existing competition in the Internet services market which would significantly affect our revenues.

     Our corporate network/data services business faces significant competition from well-established companies, including Global E-Commerce Limited, Sprint-RPG Limited and WIPRO-Customer Services Division. Reliance Infocom, a member of the Reliance Group, is building a nationwide fiber optic network in India and has announced plans to provide a range of value-added services, including corporate connectivity services.

     A significant number of competitors have entered India’s liberalized Internet service provider market, and we expect additional competitors to emerge in the near future. As of December 31, 2001, approximately 442 companies had obtained Internet service provider licenses in India, including 79 companies which have obtained licenses to offer Internet service provider services throughout India. New entrants into the national Internet service provider market in India may enjoy significant competitive advantages over our company, including greater financial resources, which could allow them to charge Internet access fees that are lower than ours in order to attract subscribers. Since May 2000, we have offered unlimited Internet access to consumers for a fixed price. A number of our competitors, including VSNL, Dishnet and Mantra, also offer unlimited Internet access for a fixed price. In addition, some competitors offer free Internet service. These factors have resulted in significant reduction in actual average selling prices for consumer ISP services. We expect the market for consumer Internet access to remain extremely price competitive.

     Our online portal, www.sify.com, faces significant competition from well-established Indian content providers, including rediff.com, which completed its initial public offering in the United States in June 2000. Some of these sites currently have greater traffic than our site and offer some features that we do not. Further, the dominant Internet portals continue to be the online services and search engine companies based in the United States, such as America Online, Yahoo!, Microsoft Network and Lycos. These companies have been developing specially branded or co-branded products designed for audiences in specific markets. We expect that these companies will deploy services that are targeted at the Indian market. For example, Yahoo! launched an Indian service in June 2000.

     Increased competition may result in reduced operating margins or operating losses, loss of market share and diminished value in our services, as well as different pricing, service or marketing decisions. We cannot assure you that we will be able to successfully compete against current and future competitors.

Our marketing campaign to establish brand recognition and loyalty for the SatyamOnline, Sify and iway brands could be unsuccessful or, if successful, may not benefit our company if in the future we are no longer permitted to use the “Satyam” trademark that we license from Satyam Computer Services.

     In order to expand our customer base and increase traffic on our websites, we must establish, maintain and strengthen the SatyamOnline, Sify and iway brands. We plan to continue to incur significant marketing expenditures to establish brand recognition and brand loyalty. If our marketing efforts do not produce a significant increase in consumer traffic to offset our marketing expenditures, our losses will increase or, to the extent that we are generating profits, our profits will decrease. Furthermore, our Internet portal will be more attractive to advertisers if we have a large audience of consumers with demographic characteristics that advertisers perceive as favorable. Therefore, we intend to introduce additional and enhanced content, interactive tools and other services and features in the future in an effort to retain our current subscribers and users and attract new ones. Our reputation and brand name could be adversely affected if we are unable to do so successfully.

     “Satyam” is a trademark owned by Satyam Computer Services, our parent company. We have a license to use the “Satyam” trademark for so long as Satyam Computer Services continues to own at least 51% of our company. If its ownership is reduced below 51%, however, Satyam Computer Services may terminate our license to use the “Satyam” trademark upon two years’ prior written notice. In October 2001, Satyam Computer Services announced its plan to divest its investment in our company, and our license to use the “Satyam” trademark may be terminated, subject to the two-year notice period, in connection with any such divestment. Termination of our license to use the “Satyam” trademark would require us to invest significant funds in building a new brand name and have a material adverse effect on our business, results of operations and financial condition.

If our efforts to retain our subscribers through investment in network infrastructure, online content offerings and customer and technical support are unsuccessful, our revenues will decrease without a corresponding reduction in costs.

     Our sales, marketing and other costs of acquiring new subscribers are substantial, relative to the fees actually derived from these subscribers. Accordingly, our long-term success depends to a great extent on our ability to retain our existing subscribers, while continuing to attract new subscribers. We invest significant resources in our network infrastructure, online content offerings and in our customer and technical support capabilities to provide high levels of customer service. We cannot be certain, however, that these investments will maintain or improve subscriber retention. We believe that intense competition from our competitors, some of whom offer free hours of service or other enticements for new subscribers, has caused, and may continue to cause, some of our subscribers to switch to our competitors’ services. In addition, some new subscribers use the Internet only as a novelty and do not become consistent users of Internet services, and therefore are more likely to discontinue their service. Any decline in our subscriber retention rate would likely decrease the revenues generated by our consumer Internet access services division. Therefore, we may not be able to realize sufficient future revenues to offset our present investment in network infrastructure, online content offerings and technical support or achieve positive cash flow or profitability in the future.

Despite cost-reduction measures, our future operating results could fluctuate in part because our expenses are relatively fixed in the short-term while future revenues are uncertain, and any adverse fluctuations could negatively impact the price of our ADSs.

     Our revenues, expenses and operating results have varied in the past and may fluctuate significantly in the future due to a number of factors, many of which are outside our control. Our business involves significant capital outlays and, thus, a significant portion of our investment and cost base is relatively fixed in the short term. Our revenues for the foreseeable future will depend on the following:

•	the range of services provided by us and our strategic partners and the usage thereof by our customers determines the amount of revenues generated by our corporate network/data services division;

•	the number of subscribers to our Internet service provider service and the prevailing prices charged determine the amount of revenues generated by our consumer Internet access services division; and

•	advertising and electronic commerce activity on www.sify.com and its related sites determines the amount of revenues generated by our online portal and content offerings division.

Our future revenues are difficult to forecast and, in addition to the foregoing, will depend on the following:

•	the timing and nature of any agreements we enter into with strategic partners will determine the amount of revenues generated by our corporate network/data services division;

•	new Internet sites, services, products or pricing policies introduced by our competitors may require us to introduce new offerings or reduce the prices we charge our customers for Internet access;

•	our capital expenditures and other costs relating to the expansion of our operations could affect the expansion of our network or could require us to generate additional revenue in order to be profitable;

•	the timing and nature of our marketing efforts could affect the number of our subscribers and the level of electronic commerce activity on our websites;

•	our ability to successfully integrate operations and technologies from any acquisitions, joint ventures or other business combinations or investments, including our acquisitions of IndiaWorld Communications, Indiaplaza.com and Kheladi.com and our investment in CricInfo Limited;

•	the introduction of alternative technologies may require us to reevaluate our business strategy and/or to adapt our products and services to be compatible with such technologies; and

•	technical difficulties or system failures affecting the telecommunication infrastructure in India, the Internet generally or the operation of our websites.

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

     We rely on the Internet and accordingly, depend upon the continuous, reliable and secure operation of Internet servers, related hardware and software and network infrastructure such as lines leased from telecom operators. We have a back-up data facility, but we do not have full redundancy for all of our computer and telecommunications facilities. As a result, failure of key primary or back-up systems to operate properly could lead to a loss of customers, damage to our reputation and violations of our Internet service provider license and contracts with corporate customers. These failures could also lead to a decrease in value of our ADSs, significant negative publicity and litigation. From time to time, a number of large Internet companies have suffered highly publicized system failures resulting in adverse reactions to their stock prices, significant negative publicity and, in some instances, litigation.

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

     The security services that we offer in connection with our business customers’ networks cannot assure complete protection from computer viruses, break-ins and other disruptive problems. Although we attempt to limit contractually our liability in such instances, the occurrence of these problems could result in claims against us or liability on our part. These claims, regardless of their ultimate outcome, could result in costly litigation and could damage our reputation and hinder our ability to attract and retain customers for our service offerings.

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

     Our success depends upon the continued service of our key personnel, particularly Mr. Ramaraj, our Chief Executive Officer, Mr. Zacharias, our President and Chief Operating Officer, Mr. Santhanakrishnan, our Chief Financial Officer, and each other member of our senior management. Substantially all of our employees are located in India. Each of our employees may voluntarily terminate his or her employment with us. We do not carry key person life insurance on any of our personnel. We have entered into Executive Employment Agreements with several executive employees which provide for specified payments in connection with a termination of employment after a change of control or in certain other circumstances. Our success also depends on our ability to attract and retain additional highly qualified technical, marketing and sales personnel. The labor market for skilled employees in India is extremely competitive, and the process of hiring employees with the necessary skills is time consuming and requires the diversion of significant resources. While we have not experienced difficulty in employee retention or integration to date, we may not be able to continue to retain or integrate existing personnel or identify and hire additional personnel in the future. The loss of the services of key personnel, especially the unexpected death or disability of such personnel, or the inability to attract additional qualified personnel, could disrupt the implementation of our growth strategy, upon which the success of our business depends.

We are highly dependent on our relationships with strategic partners to provide key products and services to our customers.

     We rely on our arrangements with strategic partners to provide key network products and services to our business clients. Some of these relationships can be terminated by our partners in some circumstances. We also rely on some of our strategic partners to provide us with access to their customer base. We are a strategic partner of UUNet Technologies in India and provide dial-up access to UUNet Technologies roaming international clients in India. UUNet Technologies is a unit of WorldCom, Inc., which in June 2002 announced its intention to restate its financial statements for 2001 and the first quarter of 2002. If our relationships with our strategic partners do not continue, the ability of our corporate network/data services division to generate revenues will be decreased significantly. We also provide access to a co-branded version of the AOL Instant Messenger service to our portal customers, and this proprietary service is an important feature of our website.

If there is an adverse outcome in the class action litigation that has been filed against us, our business may be harmed.

     On November 5, 2001, a securities class action lawsuit was filed in the United States District Court for the Southern District of New York on behalf of all persons who acquired our ADSs between October 20, 1999 and December 6, 2000. Our company, certain of our executive officers and certain underwriters involved in our initial public offering of ADSs are named as defendants in the complaint. This complaint alleges that certain of the underwriters of our initial public offering violated the federal securities laws by failing to disclose that they had solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased our ADSs in our initial public offering, and had entered into undisclosed arrangements with certain investors whereby the underwriters allocated ADSs in our initial public offering to those investors in exchange for their agreement to purchase our ADSs in the after-market at pre-determined prices. The complaint also alleges that the defendants violated the federal securities laws by issuing a registration statement in connection with our initial public offering that contained material misstatements and/or omissions because it did not disclose that these allegedly undisclosed arrangements had occurred. The complaint seeks damages on behalf of all those who purchased or otherwise acquired our ADSs during the period covered by the complaint. The deadline for defendants to respond to the complaint has not yet expired. We believe we have meritorious defenses and intend to defend this action vigorously. However, we could be forced to incur material expenses in the litigation, and in the event there is an adverse outcome, our business could be harmed.

We and our subsidiary IndiaWorld Communications are engaged in disputes which, if resolved unfavorably, could impose material costs on us or have other undesirable effects.

     Our subsidiary IndiaWorld Communications is involved in pending litigation relating to the IndiaWorld trademark in Federal Court in San Diego, California with a third party located in the United States. IndiaWorld Communications commenced the lawsuit alleging, among other things, that the third party fraudulently registered and used the IndiaWorld trademark, and committed copyright infringement and misappropriation of content of IndiaWorld Communications’ website. The third party filed a counterclaim against us and IndiaWorld Communications alleging, among other things, that the activities of IndiaWorld Communications infringe a United States trademark for the term “Indiaworld” and associated logos and trade dress purportedly owned by this third party, and that the third party has an ownership interest in the underlying assets of IndiaWorld Communications. On August 9, 2001, the Court granted our motion to dismiss us from this case because the Court found that it did not have personal jurisdiction over us. IndiaWorld Communications is still involved in the case. We have been advised by the prior owners of IndiaWorld Communications that no infringement or misappropriation has taken place. Our contract with the prior owners of IndiaWorld Communications includes an indemnity for past infringement or misappropriation. We and IndiaWorld Communications have also been contacted by a party that alleges, among other things, that he is entitled to an equity ownership in IndiaWorld Communications. We believe that this claim is also covered by the contractual indemnity provided by the prior owners of IndiaWorld Communications. Nonetheless, any dispute such as those described above creates uncertainty as to the possible outcome, including whether or not our indemnity will be effective in protecting us, and also could divert management time and attention away from our business. An adverse outcome that is not indemnified could be material.

We face risks associated with our joint venture with Refco Sify Securities India Private Limited, our strategic partnership with VeriSign and our co-branding agreement with America Online, our acquisitions of Indiaplaza.com and IndiaWorld Communications, our investment in CricInfo Limited and with other potential acquisitions, investments, strategic partnerships or other ventures, including whether any such transactions can be identified, completed and the other party integrated with our business on favorable terms.

     In November 1999, we acquired 24.5% of the outstanding shares of IndiaWorld Communications, together with an option to acquire IndiaWorld Communications’ remaining outstanding shares which we exercised in June 2000. In May 2000, we entered into a strategic partnership with VeriSign to provide managed digital certificate-based authentication services in India. In June 2000, we acquired a 25% stake in CricInfo Limited, entered into an agreement with America Online to distribute a co-branded version of the AOL Instant Messenger and made an investment in Refco Sify Securities India Private Limited. In July 2000, we completed our investment in CricInfo Limited and agreed to acquire Indiaplaza.com. In December 2000, we completed our acquisition of Indiaplaza.com. These alliances may not provide all or any portion of the anticipated benefits. Due to a general decline in market valuations for technology companies during fiscal 2002, we reassessed, in accordance with our accounting policy, the goodwill to be carried forward relating to these acquisitions. As a result, we recorded a Rs.4,127.7 million charge in fiscal 2002 relating to the impairment of goodwill.

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

     We have a significant, non-controlling minority interest in CricInfo Limited and Refco Sify Securities India Private Limited that is accounted for under U.S. GAAP using the equity method of accounting. Under this method, we are obligated to report as “Equity in losses (gains) of affiliates” a pro rata portion of the financial results of any such company in our statement of operations even though we do not control the other company. Thus, our reported results of operations can be significantly increased or decreased depending on the results of CricInfo Limited and Refco Sify Securities India Private Limited or other companies in which we may make similar investments even though we may have only a limited ability to influence these activities.

Satyam Computer Services presently controls our company and it or a successor may have interests which conflict with those of our other stockholders or holders of our ADSs.

     As of the date of this annual report, Satyam Computer Services beneficially owns approximately 52.5% of our equity shares. As a result, it is presently able to exercise control over many matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions, such as the sale of our software services business. In October 2001, Satyam Computer Services announced its intention to seek to divest its Sify shares. Under Indian law, a simple majority is sufficient to control all stockholder action except for those items which require approval by a special resolution. If a special resolution is required, the number of votes cast in favor of the resolution must not be less than three times the number of votes cast against it. Examples of actions that require a special resolution include:

•	altering our Articles of Association;

•	issuing additional shares of capital stock, except for pro rata issuances to existing stockholders;

•	commencing any new line of business; and

•	commencing a liquidation.

     Circumstances may arise in which the interests of Satyam Computer Services or a subsequent purchaser of the shares currently owned by Satyam Computer Services could conflict with the interests of our other stockholders or holders of our ADSs. Such a control stockholder could delay or prevent a change of control of our company even if a transaction of that sort would be beneficial to our other stockholders, including the holders of our ADSs. In addition, we have an agreement with South Asia Regional Fund, an investor in our company, which assures them a board seat and provides specified additional rights to them.

We must continue to make capital expenditures in new network infrastructure which, if not offset by additional revenue, will adversely affect our operating results.

     We must continue to expand and adapt our network infrastructure as the number of users and the amount of information they wish to transfer increases and as the requirements of our customers change. The expansion of our Internet network infrastructure will require substantial financial, operational and management resources. The development of private Internet access and other data networks and related services in India is a new business, and we may encounter cost overruns, technical difficulties or other project delays in connection with any or all of the new facilities. We can give no assurance that we will be able to expand or adapt our network infrastructure to meet the additional demand or our customers’ changing requirements on a timely basis, or at a commercially reasonable cost, or at all. A portion of our capital expenditures for network development are fixed, and the success of our business depends on our ability to grow our business to utilize this capacity. In addition, if demand for usage of our network were to increase faster than projected, our network could experience capacity constraints, which would adversely affect the performance of the system.

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

     We could be subject to intellectual property infringement claims as the number of our competitors grows and the content and functionality of our websites or other product or service offerings overlap with competitive offerings. Defending against these claims, even if not meritorious, could be expensive and divert management’s attention from operating our company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and forced to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing technology. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, or at all.

Our platform infrastructure and its scalability are not proven, and our current systems may not accommodate increased use while maintaining acceptable overall performance.

     Currently, only a relatively limited number of customers use our corporate network, our Internet service provider services and our Internet portal. We must continue to expand and adapt our network infrastructure to accommodate additional users, increasing transaction volumes and changing customer requirements. We may not be able to project accurately the rate or timing of increases, if any, in the use of our websites or expand and upgrade our systems and infrastructure to accommodate such increases. Our systems may not accommodate increased use while maintaining acceptable overall performance. Service lapses could cause our users to use the online services of our competitors.

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

     Our future success depends, in part, upon our ability to use leading technologies effectively, to continue to develop our technical expertise, to enhance our existing services and to develop new services that meet changing customer requirements. The markets for our service are characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new service introductions. We may not successfully identify new opportunities and develop and bring new services to market in a timely manner.

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

     Under the Companies Act, 1956 of India, or Companies Act, a public company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders, whether on a show of hands or on a poll, holding not less than three times the number of votes, if any, cast against the resolution. At our 2000 Annual General Meeting, our stockholders approved a special resolution permitting us to issue up to one million equity shares (equivalent to four million ADSs) in connection with acquisitions. We issued virtually all of these equity shares in connection with our acquisitions of IndiaWorld Communications, Indiaplaza.com and Kheladi.com (India) and our investment in CricInfo Limited. At our 2001 Annual General Meeting, our stockholders approved a special resolution permitting us to issue up to four million additional equity shares (equivalent to 16 million ADSs) in connection with acquisitions or capital raising transactions, and our ADS holders are deemed to have waived their preemptive rights with respect to these shares and our Board of Directors may approve the issuance of these shares without further action of our stockholders.

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

     As a holder of ADSs, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the equity shares represented by your ADSs. At our request, the depositary bank will mail to you any notice of stockholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs. If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions. However, the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner.

     Under Indian law, subject to the presence in person at a stockholder meeting of persons holding equity shares representing a quorum, all resolutions proposed to be approved at that meeting are voted on by a show of hands unless a stockholder present in person and holding at least 10% of the total voting power or on which an aggregate sum of not less than Rs.50,000 has been paid-up, at the meeting demands that a poll be taken. Equity shares not represented in person at the meeting, including equity shares underlying ADSs for which a holder has provided voting instructions to the depositary bank, are not counted in a vote by show of hands. As a result, only in the event that a stockholder present at the meeting demands that a poll be taken will the votes of ADSs holders be counted. Securities for which no voting instructions have been received will not be voted on a poll.

     As a foreign private issuer, we are not subject to the SEC’s proxy rules which regulate the form and content of solicitations by United States-based issuers of proxies from their stockholders. To date, our practice has been to provide advance notice to our ADS holders of all stockholder meetings and to solicit their vote on such matters, through the depositary, and we expect to continue this practice. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the SEC’s proxy rules.

The market price of our ADSs has been and may continue to be highly volatile.

     The market price of our ADSs has fluctuated widely and may continue to do so. For example, since our initial public offering in October 1999 through March 31, 2002 and, after giving effect to the 4-for-1 split of our ADSs in January 2000, the trading price of our ADSs has ranged from a high of $113 per ADS to a low of $0.87per ADS. Many factors could cause the market price of our ADSs to rise and fall. Some of these factors include:

•	our failure to integrate successfully our operations with those of acquired companies;

•	actual or anticipated variations in our quarterly operating results, including charges to write-off goodwill and other acquisition costs;

•	announcement of technological innovations;

•	conditions or trends in the corporate network/data services, Internet and electronic commerce industries;

•	the competitive and pricing environment for corporate network/data services and consumer Internet access services in India and the related cost and availability of bandwidth;

•	the perceived attractiveness of investment in Indian companies;

•	acquisitions and alliances by us or others in the industry;

•	changes in estimates of our performance or recommendations by financial analysts;

•	market conditions in the industry and the economy as a whole;

•	introduction of new services by us or our competitors;

•	changes in the market valuations of other Internet service companies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel; and

•	other events or factors, many of which are beyond our control.

     The financial markets in the United States and other countries have experienced significant price and volume fluctuations, and the market prices of technology companies, particularly Internet-related companies, have been and continue to be extremely volatile with negative sentiment prevailing. Volatility in the price of our ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company. Such litigation could result in substantial costs and a diversion of our management’s attention and resources.

We may not be able to maintain our Nasdaq National Market listing.

     In order to maintain the listing of our ADSs on the Nasdaq National Market, we are required to comply with the continuing listing requirements of Nasdaq, including the $1.00 minimum bid price requirement. The price of our ADSs on the Nasdaq National Market has recently closed below $1.00. Our equity share-to-ADS exchange ratio is currently 1-to-4, and we may be required to adjust our equity share-to-ADS ratio in order to maintain our National Market listing. Even if we adjust our equity share-to-ADS ratio, we do not know whether we will be able to maintain our Nasdaq National Market listing in the future.

An active or liquid market for the ADSs is not assured, particularly in light of Indian legal restrictions on equity share conversion and foreign ownership of an Internet service provider.

     We cannot predict the extent to which an active, liquid public trading market for our ADSs will exist. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although ADS holders are entitled to withdraw the equity shares underlying the ADSs from the depositary at any time, there is no public market for our equity shares in India or the United States. Furthermore, foreign ownership in our company, which includes all ADSs, is limited to 74% under present Indian law. The previous policy limit was 49%. This limitation means that, unless Indian law changes, at least 26% of our equity shares will never be available to trade in the United States market.

The future sales of securities by our company or existing stockholders may hurt the price of our ADSs.

     The market price of our ADSs could decline as a result of sales of a large number of equity shares or ADSs or the perception that such sales could occur. For example, in October 2001 our parent company, Satyam Computer Services, announced its intention to divest its investment in our company. Such sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. We may issue additional equity shares and ADSs to raise capital and to fund acquisitions and investments, and the parties to any such future transactions could also decide to sell them.

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

Item 4. INFORMATION ON THE COMPANY

History and Development

     Satyam Infoway Limited is organized as a limited liability company under the laws of the Republic of India pursuant to the provisions of the Companies Act on December 12, 1995. We are presently a majority-owned subsidiary of Satyam Computer Services, a leading Indian information technology services company traded on the New York Stock Exchange and the principal Indian stock exchanges. We conduct a significant majority of our business in India. Our wholly-owned subsidiary, Indiaplaza.com, is located in San Jose, California and conducts business in the United States. The address of our principal executive office is Tidel Park, 2nd Floor, No. 4, Canal Bank Road, Taramani, Chennai 600 113 India, and our telephone number is (91) 44-254-0770.

     Our company was formed as a separate business unit of Satyam Computer Services to develop and offer connectivity-based corporate services allowing businesses in India to exchange information, communicate and transact business electronically. From December 1995 through 1997, we focused on the development and testing of our private data network. In 1997, we began forming strategic partnerships with a number of leading technology and electronic commerce companies, including UUNet Technologies, in order to broaden our product and service offerings to our corporate customers. In March 1998, we obtained network certification for conformity with Indian and international network operating standards from the Technical Evaluation Committee of India. In April 1998, we began offering private network services to businesses in India. Our initial products and services included electronic data interchange, e-mail and other messaging services, virtual private networks and related customer support.

     In October 1998, we initiated our online content offerings with two websites: carnaticmusic.com and indiaupdate.com. We also started development of www.sify.com, our online portal, and other related content sites for personal finance, movies and automobiles with the goal of offering a comprehensive suite of websites offering content specifically tailored to Indian interests worldwide.

     On November 6, 1998, the Indian government opened the Internet service provider marketplace to private competition. Capitalizing on our existing private data network, we launched our Internet service provider business, SatyamOnline, on November 22, 1998 and became the first private national Internet service provider in India. We began offering SatyamOnline Internet access and related services to India’s consumer market as a complement to the network services offered to our business customers. Our SatyamOnline service was the first in India to offer ready-to-use CD-ROMs enabling online registration and immediate usage.

     In October 1999, we completed our initial public offering and issued 19,205,000 ADSs (representing 4,801,250 equity shares) at a price of $4.50 per ADS. We received approximately $79.2 million, net of underwriting discounts, commissions and other offering costs.

     We acquired IndiaWorld Communications, a private company organized under the laws of the Republic of India, in June 2000 through the payment of Rs.3,767.4 million in cash and issuance of 268,500 equity shares. In fiscal 2002, due to a general decline in market valuations for technology companies, we reassessed, in accordance with our accounting policy, the goodwill to be carried forward relating to this acquisition. As a result, we recorded a charge relating to the impairment of goodwill arising in connection with this acquisition.

     In February 2000, we completed a secondary offering and issued 1,868,700 ADSs (representing 467,175 equity shares) at a price at $80.00 per ADS. We received approximately $141.2 million, net of underwriting discounts, commissions and other costs.

     In July 2000, we acquired a 25% stake in CricInfo Limited, a private company incorporated in the United Kingdom, through the issuance of 2,204,720 ADSs (representing 551,180 equity shares). Also in July 2000, we entered into an agreement to acquire of the outstanding capital stock of Indiaplaza.com, a private company incorporated in California. We completed our acquisition of Indiaplaza.com in December 2000 through the issuance of an aggregate of 455,192 ADSs (representing 113,798 equity shares) to the former equity holders of Indiaplaza.com. For U.S. GAAP reporting purposes, the financial statements of Indiaplaza.com have been consolidated with our financials statements from and after December 8, 2000.

     In October 2001, we entered into a loan transaction with CricInfo Limited for the issuance of unsecured convertible notes by CricInfo with a principal amount of up to GBP 1.0 million, subject to the satisfaction of certain performance measures by CricInfo. These notes, which provide for an interest rate of 8.0% per annum, are convertible into CricInfo shares by us at any time and redeemable by CricInfo on October 5, 2004. On March 13, 2002, we entered into an arrangement to subscribe to a further issue of convertible notes for an additional amount of up to GBP 0.5 million by CricInfo that will be subject to the same terms as the original issue, thereby increasing our total subscription to GBP 1.5 million.

     Also in October 2001, we announced our proposal to divest our software services business, which principally involves business to business e-commerce and website development services including our strategic relationships with Open Market and Sterling Commerce, to our parent company, Satyam Computer Services. Our software services business represented approximately 18% of our revenues for fiscal 2002. This transaction was approved by our stockholders at an extraordinary general meeting held on February 28, 2002. The objective of the divestment, is to permit Satyam Computer Services to concentrate on its core business of software services and to permit us to concentrate on Internet services.

     Our foreign exchange gain/(loss) was Rs.(0.01) million, Rs.0.6 million, Rs.5.4 million, Rs.162 million and Rs.44.5 million for fiscal 1998, 1999, 2000, 2001, and 2002 respectively.

Business Overview

     We are the largest integrated Internet, network and electronic commerce services company in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. Our primary businesses are the following:

•	corporate network/data services;

•	consumer Internet access services; and

•	online portal and content offerings.

Our comprehensive range of products and services enable our business and consumer customers to communicate, transmit and share information, access online content and conduct business remotely using our private data network or the Internet. On February 28, 2002 our stockholders approved the sale of a fourth business (software services) to Satyam Computer Services.

     We began providing corporate network/data services to businesses in April 1998, and as of March 31, 2002 we had more than 650 corporate customers. We launched our Internet service provider business in November 1998, becoming the first private Internet service provider to begin service after the Indian government, opened the market to private competition. We currently have more than 600,000 subscribers for our SatyamOnline services. We also operate an online portal, www.sify.com, and related content sites specifically tailored for Indian interests worldwide. Sify.com is one of India’s leading portals with services in areas such as news, travel, finance, health and shopping in addition to e-mail, chat and search.

     We currently operate a large national private data network in India. Our network utilizes Internet protocol, which is an Internet industry standard for tracking Internet addresses, routing outgoing messages and recognizing incoming messages. In February 2002, we became the first Indian company to be certified ISO 9001: 2000 for network services, data centre operations and customer relationship management. The ISO 9001: 2000 certification from Det Norske Veritas (DNV), Netherlands under the RvA accreditation scheme provides recognition for self-defined benchmarks against international companies with respect to facilities, metrices, processes and practices.

     As of March 31, 2002, we owned and operated 53 points of presence serving more than 250 cities across India, representing an estimated 90% of the installed personal computer base in India. Points of presence are telecommunications facilities located in a particular market which allow our customers to connect to the Internet through a local telephone call. We operate international Internet gateways in Ahmedabad, Bangalore, Bhopal, Kolkata (Calcutta), Chennai (Madras), Cochin, Chandigarh, Delhi, Hyderabad, Lucknow, Mumbai (Bombay) and Pune.

     We continue to seek to be the premier integrated Internet, network and electronic commerce solutions provider to businesses and consumers in India. We believe that demand for our services is significant in India and growing rapidly as businesses and consumers seek alternatives to the communications services offered by India’s government-controlled telecom providers. We intend to continue to focus on providing superior network performance and high levels of customer service and technical support to increase our customer base and maximize customer satisfaction.

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

     Special Communications Needs of Businesses. As the Internet becomes more developed and reliable, businesses are increasingly utilizing the Internet for functions critical to their core business strategies such as sales and marketing, customer service and project coordination. The Internet presents a compelling profit opportunity for businesses by enabling them to reduce operating costs, access valuable information and reach new markets. To maintain a significant presence on the Internet, businesses typically purchase Internet access services and establish a website. Internet access provides a company with its basic gateway to the Internet, allowing it to transfer e-mail, access information and connect with employees, customers and suppliers. A website provides a company with a tangible identity and an interactive presence on the Internet. Many corporations are also converting their information systems and databases to web-enabled systems. According to International Data Corporation, worldwide commerce spending grew 68% between 2000 and 2001 reaching more than $600 billion. International Data Corporation has forecast that the e-commerce spending will pass the $1.0 trillion mark in 2002.

     The Opportunity in India. As with many developing nations, the telecommunications infrastructure in India had, until recently, been controlled by government-controlled telecom providers. The resulting service remains inferior to service in developed countries. At the same time, however, the Indian economy continues to modernize and expand, particularly in sectors such as software development that are dependent on a reliable communications network. The growth of these industries is leading to an increasing base of personal computers and wired homes and businesses in India with a resulting increased demand for Internet services. We believe these trends, which mirror trends in more mature economies, will continue to develop in India.

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

     To date, a significant amount of the usage of Indian content sites on the World Wide Web has been driven by Internet users outside of India. We expect the growth in personal computers and Internet users to increase the demand for Internet content directed towards domestic Indian consumers as well as the amount of electronic commerce in India. Set forth below is a table summarizing International Data Corporation’s projections for Internet use and electronic commerce revenue in India:

			Annualized
	2000	2005	Growth

	(in millions, except annualized growth)
Indian Internet users	4.4	37.6	53%
Indian installed personal and network computer base	4.2	33.0	51%
Indian Internet commerce revenues	$393	$27,000	134%

     Private market participants historically have not been able to exploit the market opportunities in India because the regulatory environment in India largely prevented any competition with the national government-controlled telecom providers. Until November 1998, the only Internet service provider permitted in India was VSNL, which began providing Internet access on August 15, 1995. As of March 31, 2002, VSNL had approximately 587,000 subscribers. On November 6, 1998, the government opened the Indian Internet service provider market to private competition and granted Internet service provider licenses. The licensees include cable television operators and joint ventures between local companies and large international telecom providers. Internet service provider licenses are granted for 15 years, with only nominal license fees. Currently, pricing of Internet service provider services is not regulated by the Government of India, although it has the power to elect to do so through policy directives. The prices Internet service providers charge their subscribers and the interconnection charges between service providers are regulated by the TRAI. The charges for international gateways and other services presently being provided by VSNL are the subject of a dispute pending before the TRAI and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including our company. The Telecom Disputes Settlement and Appellate Tribunal has remanded this matter back to the TRAI for denovo consideration. This matter is pending before the TRAI. VSNL has priced these services at levels which we believe are inconsistent with the terms and conditions on which VSNL has secured the bandwidth for its international gateways. This is a pending matter and, as of the date of this annual report, no decision has been announced. The resolution of this dispute could have a material impact on our business.

Sify Business Model

     We believe that the growth of the Internet and other network services in India has been inhibited by relatively high costs and poor user experiences caused by an inadequate telecommunications infrastructure and slow network connection speeds. We are committed to expanding and enhancing our private network backbone and to providing high quality technical support to attract users to our services. We believe that our products and services provide our customers with the ability to exchange information, communicate and transact business over the Internet with speed, efficiency, reliability and security superior to other Internet service providers. Key advantages of the Sify business model include:

•	End-to-end network solutions for business customers. We provide our business customers with a comprehensive range of Internet, connectivity, security, hosting and managed service solutions complemented by a broad base of web-based business applications. Our corporate services range from dial-up and dedicated Internet access, virtual private networks, security, web implementation, electronic commerce solutions and web hosting. Our end-to-end solutions enable our corporate customers to address their networking and data communication needs efficiently without having to assemble products and services from different value-added resellers, Internet service providers and information technology firms.

•	National private Internet protocol network backbone with International Gateways. We operate a large national Internet protocol data network in India. As of March 31, 2002, we owned and operated 53 points of presence serving more than 250 cities across India, representing an estimated 90% of the installed personal computer base in India. Our network provides the platform for the national delivery of Internet access to consumers as well as the backbone for our full range of corporate network/data services. Our private network infrastructure allows corporations to establish virtual private networks without dealing directly with the government telecom providers.

•	Superior end-user performance and customer support. We provide a high level of customer service, network performance and technical support to maximize customer satisfaction. A significant number of our employees are engaged in our customer service or technical support departments, which operate 24-hours-a-day, seven-days-a-week. Our network engineers continually monitor network traffic and congestion points to deliver consistent, high quality network performance. Our backend processes are ISO 9001:2000 compliant for network operations, data center operations and customer care. Our strategy of providing superior network performance and customer service is designed to result in significant customer growth from referrals and industry recognition.

•	Internet content and electronic commerce websites customized for the Indian market. We view the Indian market as a series of specific market segments with unique cultural and topical interests, rather than an extension of a homogeneous, worldwide Internet market. We have assembled a team of India-based employees familiar with the local culture, language and business environments in our markets to develop Internet content and electronic commerce websites tailored for the Indian market. We regularly incorporate new and original third-party content suited to our local and regional audiences to enhance our customers’ online experience and to attract new users both within India and abroad. As a result of our local market knowledge, we have been able to increase traffic flow to our websites and to create brand awareness for our SatyamOnline access service. Our acquisitions of IndiaWorld Communications and Indiaplaza and our relationship with CricInfo Limited provide us with additional content sites tailored to Indian interests worldwide.

Strategy

     Our goal is to become the premier integrated Internet, network and electronic commerce solutions provider to businesses and consumers in India. Our principal business strategies to accomplish this objective are:

•	Invest in the continued enhancement and expansion of our network infrastructure to support customer growth, enter new markets and accommodate increased customer usage. We intend to continue to increase the capacity and geographic reach of our network in order to support subscriber growth, enter new markets and accommodate increased customer usage. We are committed to using proven technologies and equipment and to providing superior network performance. We have deployed asynchronous transfer mode, or ATM, switches on nine points of presence along our network. The rest of our network is based on Internet Protocol, or IP, and we are the first Indian service provider to have made our network Multi Protocol Label Switching (MPLS) compliant. Our Internet service provider license permits us to establish and maintain our own direct connections to the international Internet, either by purchasing satellite earth stations or by leasing or purchasing capacity on transoceanic fiber optic cables. In partnership with Singapore Telecommunications Ltd., Cyberstar and New Skies, we have deployed private international gateways that enable Internet users to access globally available data faster and provide enhanced service to customers. These gateways provide regional egress and ingress points. They prevent international traffic transgressing through national loops, thus avoiding congestion as well as reducing chances of failure. We believe that as the size and capacity of our network infrastructure grows, its large scale and national coverage will create economies of scale and barriers to entry for our competitors.

•	Increase penetration in our existing markets by expanding awareness of the “SatyamOnline” brand name to capitalize on our first mover advantage in India. We intend to capitalize on our first-to-market advantage in India to establish national service and a brand name in advance of other private competitors. We are presently the largest national independent Internet service provider in India, based on number of subscribers. As of March 31, 2002, we had approximately 600,000 Internet access subscribers and there were 680 iway cafés operational in 10 cities providing Internet access to consumers on a non-subscription basis. Approximately 40% of these iways are on broadband, which provides the user with significantly faster access speeds. Our marketing strategy includes print, television and radio advertising, direct mailing campaigns targeting personal computer owners and operating with “cybercafés.”

•	Expand our products and services with new technologies to enable our customers to use the Internet more effectively. We continually seek to expand the breadth of our product and service offerings with new technologies. For example, we launched a new generation billing software in our cybercafés where the user can pay by the minute, which distinguishes our iways from the cybercafés operated by our competitors. Our cybercafés prominently display the SIFY and SatyamOnline brands and offer a full range of our Internet connectivity services. We also introduced a number of other products and services, including Internet telephony at select cybercafés in April 2002, e-mail designed for regional Indian dialects, a user customized portal site, video mail, Internet Protocol fax service, Internet messaging and micro-payments.

•	Strengthen our Internet portal and other Internet content websites with more content tailored to Indian interests worldwide. Our portal, www.sify.com, functions as an initial gateway to the Internet, the user’s starting point for web browsing and other Internet services, for our consumer Internet service provider subscribers. Our portal is a media rich, user friendly, interactive website offering hyperlinks to a wide variety of websites and services, including our own websites. Our websites cater to a variety of Indian interests within and outside of India. To achieve our goal of developing the premier Internet portal focused on the Indian market, we intend to continue to expand and improve the quality of www.sify.com, and are developing additional content oriented towards topical and cultural interests of Indians worldwide. As the availability of Internet access expands in India, we believe that increasing numbers of Internet users will be attracted to our high quality websites and online content designed specifically for the Indian consumer. We will seek to attract advertisers, electronic commerce merchants and third-party content providers trying to reach our users in order to generate additional revenues for sify.com.

•	Expand our customer distribution channels through strategic alliances to take advantage of the sales and marketing capabilities of our strategic partners. We intend to continue to expand our customer acquisition channels, for both our consumer Internet access and corporate network/data services. We have arrangements with two leading personal computer manufacturers, Compaq and Hewlett-Packard, to bundle our SatyamOnline Internet access service with the sale of their personal computers in India. We have also formed strategic alliances with computer and electronics retailers.

•	Pursue selective strategic investments, alliances and acquisitions to expand our customer base, increase utilization of our network and add new technologies to our product mix. We believe that our growth can be supplemented by selective acquisitions of complementary businesses. We may seek to expand our market presence in our corporate network business through the acquisition of web hosting, data center, web implementation and/or systems integration companies. We will also consider acquisitions of third party websites and content providers for our portal, www.sify.com, and acquisitions of Internet service providers that have a significant or growing customer base in our current or targeted markets. We believe that as the Internet service provider market in India evolves, customers will place greater emphasis on Internet service provider performance, network coverage, reliability, value-added services and customer support. These trends could lead to a future consolidation of Internet service providers in India.

Service Offerings

     Corporate Network/Data Services.

     We offer a comprehensive suite of technology products and network-based services that provide our corporate customers with comprehensive Internet and private network access. Our products and services enable our corporate customers to offer a full range of business-to-business and electronic commerce-related services. In February 2002, we became the first Indian company to be certified ISO 9001: 2000 for network services, data centre operations and customer relationship management. The ISO 9001: 2000 certification from Det Norske Veritas (DNV), Netherlands under the RvA accreditation scheme provides recognition for self-defined benchmarks against international companies with respect to facilities, metrices, processes and practices.

     Our corporate network/data services consist of the following:

     Premium Internet access. We offer continuous high-speed Internet access, as well as dial-up Internet access, to businesses in India. Our dedicated Internet access services are provided to corporate customers at speeds ranging from 64 Kbps to 2 Mbps. We also offer an international roaming service which caters to business executives who travel outside of India. Our principal Internet access options for corporate customers include:

Service	Summary Description	Pricing

Leased Line	Dedicated high speed Internet access at up to 64 Kbps	Rs.200,000 annually
ISDN	Dedicated high speed Internet access at up to 64 Kbps	Rs.200,000 annually
PSTN	Dedicated Internet access at up to 28.8 Kbps	Rs.30,000 annually
NetWorld	25 Hours of Internet access over a 12-month period while roaming outside India	Rs.7,000

     Virtual private network services. We offer virtual private network services for both small and large corporate customers. We offer virtual private network based on Frame, IPSec and MPLS, which provide corporate connectivity for transaction-based VPNs as well as high bandwidth transfers. We are the first service provider in India to provide MPLS-based quality of service in India. We provide complex solutions to various clients enabling them to run their mission critical applications on our backbone. Virtual private network products, often in combination with a website, are also the basis for offering intranet and extranet services. Intranets are corporate networks that rely on Internet-based technologies to provide secure links between corporate offices and secure access to internal company data. Extranets expand the network to selected business partners through secure links on the Internet. Our nationwide Lotus Notes management system provides the software and framework for our customers to utilize their private network systems to interlink their offices and exchange information. We also support the Microsoft Exchange messaging system.

     We are a strategic partner of UUNet Technologies in India and provide dial-up access to UUNet Technologies’ roaming international clients in India. Through our strategic partnership, we enable UUNet Technologies’ customers traveling in India to connect to their corporate network and systems resources using the Internet. We offer Internet access through a local phone call in all locations in India that are serviced by our network points of presence. Our service allows Internet connectivity from India without incurring international telephone charges. For providing our network services, we receive a portion of the fees paid by UUNet Technologies’ customers to UUNet Technologies when using its service in India. UUNet Technologies is a unit of WorldCom, Inc.

     Web-based services. We also offer web hosting accounts for companies and other organizations that wish to create their own websites without maintaining their own web servers and Internet connections. Our web hosting services feature advanced web servers for high speed and reliability, high capacity connections to the Internet and specialized customer support and security features. Our co-location services accommodate customers who prefer to own their servers, but require the high performance and reliability of our Internet data center. Co-location customers are typically larger enterprises employing more sophisticated Internet hardware and software and having the expertise to maintain their websites and related equipment.

     Security services. We offer security services for audits, consulting, implementation and managed services. Consulting services include consulting for security audits, policy design, vulnerability and risk management services. Implementation services include implementation of security equipment, such as firewalls, intrusion detection systems, content security, authentication tools and VPN products.

     Data Center. Our 20,000 square foot data center in Mumbai (Bombay) has been designed to act as a reliable, secure and scalable facility to host mission-critical applications with the capacity to host 4,000 servers. Through this data center, which is connected to the DOT’s telecom backbone by redundant fiber optic links, we offer co-location and hosting services with an uptime of 99%.

     New Initiatives in our corporate network and technology services business include:

•	International Gateways. We have private international gateways to the Internet in strategic partnership with Singapore Telecommunications Ltd., Cyberstar and New Skies in twelve strategic cities in India. These private international gateways enable Internet users to access globally available data faster and provide enhanced service to customers.

•	SafeScrypt Limited. In partnership with Verisign, a leading provider of Internet trust services, we have formed a wholly-owned subsidiary, SafeScrypt Limited, to provide managed digital certificate-based authentication services in India. SafeScrypt Limited is the principal affiliate of Verisign in India and is a member of Verisign’s Global Affiliate Network. SafeScrypt Limited was accredited as the first Certifying Authority for issuance of Certificate for Digital Signature by the Ministry of Information Technology, Government of India.

Our corporate network/data services division accounted for approximately 36.1%, 48.4% and 49.6% of our revenues in fiscal 2000, 2001 and 2002, respectively. The increase in corporate network/data services division revenues as a percentage of total revenues from fiscal 2000 to fiscal 2001 and from fiscal 2001 to fiscal 2002 was primarily due to the growth of our corporate customer base. Recent trends cause us to believe that corporate services will continue to be the largest part of our business for the immediate future. In February 2002, we became the first Indian company to be certified ISO 9001: 2000 for network services, data centre operations and customer relationship management. The ISO 9001: 2000 certification from Det Norske Veritas (DNV), Netherlands under the RvA accreditation scheme provides recognition for self-defined benchmarks against international companies with respect to facilities, metrices, processes and practices.

     Consumer Internet access services.

     We offer dial-up Internet access, e-mail and web page hosting to consumers in India through convenient online registration and user-friendly software. In November 1998 after deregulation of the Internet service provider market in India, we launched our Internet service provider business and became the first private Internet service provider in India. As of March 31, 2002, we had approximately 600,000 consumer Internet subscribers.

     In addition, we offer public Internet access to consumers through cybercafés, which we refer to as “iways.” Because the personal computer penetration rate in India is relatively low, iways are designed to provide public Internet access to the significant portion of the Indian population that does not own a personal computer. We believe that iways will expand access to our portal and websites to consumers who do not own a personal computer or have Internet access at home. iways offer a full range of Internet connectivity services. As of March 31, 2002, we operated 680 iways in 10 cities.

     We are the largest national provider of Internet access and Internet services to consumers and businesses in India, based on the number of subscribers as of March 31, 2002. Until recently, the largest national Internet service provider in India was VSNL, which had been majority-owned by the Indian government. In February 2002, the Government of India sold a 25% stake in VSNL to the TATA group. The Government of India retained a 26% interest in VSNL. The TATA group has announced various initiatives in telecom operations in India.

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

     Our service offerings come in a number of packages, designed to attract beginning Internet users and service the needs of advanced users. All of our Discover Internet access offerings are bundled with a package of value-added products, including one megabyte of either POP3 or Imap e-mail, a one page pre-templated web page, licensed software with a retail value of approximately Rs.4,000, including a multimedia Internet training kit, FIRE antivirus and parental control software and IndoMail, a multilingual mail in 14 Indian languages, and our 24-hour-a-day, seven-day-a-week customer service. Our Discover offerings are offered only on a prepaid basis and can be renewed online. Our Venture Internet access offerings are bundled with additional special features, including five user ID’s, five email ID’s and group account management. Browsing between 11:00 p.m. and 8:00 a.m. is free or considered as half time.

     Since May 2000, we have offered unlimited Internet access to consumers for a fixed price. Our “Unltd...” domestic packs for home personal computer users offer unlimited Internet access for a period of one, three, 12 or 24 months from the date of registration and are bundled with one megabyte of mailbox storage. We expect the market for consumer Internet access to remain highly price competitive as late market entrants attempt to acquire customers. Our consumer Internet service provider offerings include:

Price
Service	Summary Description	(as of 31.03.2002)

Discover 25	25 hours of Internet access over a 6-month period	Rs.299
Discover Net Blast 50	50 hours of Internet access over a 1-month period	Rs.315
UnLtd... (1 month)	Unlimited hours of Internet access over a 1-month period	Rs.429
Discover 50	50 hours of Internet access over a 9-month period	Rs.550
Discover Net Blast 150	150 hours of Internet access over a 3-month period	Rs.840
Discover 100	100 hours of Internet access over a 24-month period	Rs.990
UnLtd... (3 month)	Unlimited hours of Internet access over a 3-month period	Rs.1,229
Discover 200	200 hours of Internet access over a 24-month period	Rs.1,790
Discover 500	500 hours of Internet access over a 36-month period	Rs.3,390
UnLtd... (12 month)	Unlimited hours of Internet access over a 12-month period	Rs.4,200
Venture 750	750 hours of Internet access over a 12- month period	Rs.5,465
Discover 1000	1000 hours of Internet access over a 36-month period	Rs.5,900
UnLtd...(24 month)	Unlimited hours of Internet access over a 24-month period	Rs.7,200
Venture 1500	1500 hours of Internet access over a 12 -month period	Rs.9,465

     The most common connection technique is for subscribers to dial-up to our system using a personal computer configured with a modem. A subscriber who is within local dialing range of one of our points of presence can access the Internet with a local telephone call. In addition to paying for Internet access, the customer is responsible for the cost of the call, which currently is 1.3 rupees (2.7¢) per 3 minutes. We estimate that substantially all of our subscribers access our services with a local telephone call. Subscribers who access our services with a long-distance telephone call are responsible for the long-distance charges.

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

     Our consumer Internet access services division accounted for approximately 57.7%, 38.3% and 32.7% of our revenues in fiscal 2000, 2001 and 2002 respectively. The decrease in consumer Internet access services division revenues as a percentage of total revenues from fiscal 2000 to fiscal 2001 and from fiscal 2001 to fiscal 2002 was due to the growth of our corporate customer base combined with increased competition and pricing pressures in the consumer Internet access services division.

     Online portal and content offerings.

     We operate an online portal, www.sify.com, that functions as a principal entry point and gateway for accessing the Internet by providing useful web-related services and links. We also offer related content sites specifically tailored to Indian interests worldwide in four local Indian languages. Our portal site is designed to be the initial launch screen for all of our SatyamOnline customers, but can also be accessed by Internet users worldwide.

     As a portal, we provide a gateway to the Internet by offering information services, directory tools, e-mail, contests, Internet chat and electronic commerce activities such as online shopping and classified ads. We also allow the user to personalize the www.sify.com start page to include links to the user’s most frequently used features on the Internet, including particular search engines, free mail providers and favorite content sites. For online merchants, we allow them to create their own e-commerce store hosted on our www.sify.com virtual shopping mall web page. Our customization features encourage users to make www.sify.com their first stop on the Internet and allow us to provide special privileges and benefits to our Internet service provider subscribers compared to users who access www.sify.com through another service provider. Our objective is to attract as many users as possible to generate revenues from advertising, sponsorship fees and electronic commerce transaction commissions. Channels on www.sify.com presently include:

Channel	Description

Astrology	Portal offering horoscope, numerology and related information.
Auctions	Internet auction site.
Bawarchi	Portal dedicated to Indian cuisine.
Carnatic Music	Indian classical music site where users may chat with artists, hear CD music clips and buy concert tickets online. This site also contains a link to an online music store.
Carstreet	Comparison shopping site for automobiles.
Cities	Information channel offering content such as restaurants, shopping and leisure activities specific to Bangalore, Delhi, Mumbai (Bombay) and Kolkata (Calcutta)
Classified	Online classified advertisements.
Clubs	Portal facilitating online communities of users with common interests.
Discussions	Discussion and chatroom site.
Education	Learning and education portal.
Entertainment	A comprehensive entertainment guide that covers film, television, music, culture, people and performing arts.
Gamermania	A service that provides online games and contests.
Greetings	Online greeting card site.
Home Décor	Site dedicated to home furnishings and décor.
Indiaplaza	Online shopping mall offering Indian merchandise and travel-related services.
Jobs	Technology jobs and career portal.
Khel	Site featuring sports-related news and information.
Matrimonials	Matrimonial matching site.
Movies	Indian movie channel featuring movie reviews, archives, interviews, chats and local movie listings.
Music	Music site featuring news, reviews and shopping.
News	Real-time news site with domestic and international news, weather and entertainment.
Real Estate	Real estate channel.
Samachar	Indian news channel, which also offers a money transfer facility.

Channel	Description

Search	Worldwide web search portal.
Sifymall	Online shopping channel.
Travel	Travel site offering online air travel, hotel and car hire services.
Walletwatch	Personal finance site featuring stock quotes, portfolio manager, links to brokerage firms and editorial content.
Weather	Indian weather channel.
Women	Site featuring topics of particular interest to Indian women.
Youth	Indian youth channel.

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

     In fiscal 2000, 2001 and 2002, our online portal and content offerings division accounted for approximately 6.3%, 11.8% and 13.1% respectively, of our total revenues.

Strategic Vendor Partnerships

     We maintain a number of strategic relationships with key vendors of Internet-related hardware, software and services. Some of these relationships are exclusive to us in India, subject in some cases to minimum sales thresholds. These relationships result in two significant benefits. First, they provide us with the ability to offer valuable products and services to our customers in India. In addition, these relationships help us market our services by providing us with access to our partners’ customer bases. Our network and related services are focused on meeting the needs of corporate customers, particularly in manufacturing and service organizations, which have a need to coordinate their activities with satellite operations such as dealers, distributors, agents and suppliers. For additional information regarding our relationships with these companies, please see “Item 10. Additional Information — Material Contracts.”

Corporate Customers

     We have established a diversified base of corporate customers in a variety of data intensive industries, including financial services, publishing, retail, shipping and manufacturing. Our corporate customer base has grown to over 650 customers. Our corporate customers for data/network services include Accenture, Amway, Cable & Wireless, Crompton Greaves, Dabur, DCM Sriram consolidated, Emerson, General Electric, Gillette India, Indian School of Business, JM Morgan Stanley, Jet Airways, Lucent, Oracle, Ranbaxy, Reckitt and Benkiser, Usha International and Whirlpool. No single customer accounted for more than 10% of our revenues in fiscal 2002.

Customer Service and Technical Support

     We believe that excellent customer support is critical to our success in attracting and retaining subscribers. We currently provide customer service and technical support via a local telephone call in all 53 cities in which we have a point of presence. Our web-based help desk and MIS system provides online information to our clients. Subscribers can also e-mail their questions directly to a customer service and technical support address at our company. Our customer service and technical support staff handles all questions regarding a subscriber’s account and the provision of our services and is available 24-hours-a-day, seven-days-a-week.

Sales and Marketing

     Corporate Offerings. The principal focus of our sales and marketing staff is existing and potential corporate customers. We seek to penetrate this market through trade publication ads, industry trade shows and seminars for the benefit of industry associations and potential customers. As of March 31, 2002, we had 43 employees dedicated to sales and marketing exclusively for our corporate offerings.

     Consumer Offerings. A key element of our business strategy is to increase our brand awareness and market penetration among consumers through a number of means including an expanded advertising campaign focused primarily on print advertising, direct mail and free software to consumers who become subscribers.

     In addition, we intend to continue to operate cybercafés under the “iway” brand name, and to enter into relationships with independent cybercafés to co-brand our websites with their businesses, in order to expand access to our portal and websites by consumers who do not own a personal computer or have Internet access at home. To increase Internet access and use of our websites by personal computer buyers, we have entered into arrangements with personal computer manufacturers and vendors, including Compaq and Hewlett-Packard, to have our Internet access software bundled with their computers.

Technology and Network Infrastructure

     We operate a national Internet protocol private data network with 53 points of presence serving more than 250 cities across India, representing an estimated 90% of the installed personal computer base in India. A point of presence is commonly defined as the ability to access online services in a market through a local telephone call or local leased lines. We operate our network facilities and customer service operations which gives us greater control over the utilization and quality of our network. We have designed and built our network using advanced technologies and equipment which allows us to continue to expand the geographic range of our network, integrate improved data processing technologies and enhance speed and capacity with little or no disruption to our customers.

     Geographic Coverage. Through our national network of points of presence, our business and consumer Internet access customers are able to access the Internet in 53 of the largest markets in India via a local phone call. We have backbone points of presence in Ahmedabad, Bangalore, Bhopal, Kolkata (Calcutta), Chennai (Madras), Cochin, Chandigarh, Delhi, Hyderabad, Lucknow, Mumbai (Bombay) and Pune. These backbone points of presence, or primary nodes, reside at the core of a larger Internet protocol network with a meshed topology architecture. We also have additional points of presence, or secondary nodes, in Aurangabad, Baroda, Belgaum, Bhubaneshwar, Calicut, Coimbatore, Davengere, Ghaziabad, Goa, Gurgaon, Guwahati, Gwalior, Hubli, Indore, Jaipur, Jamnagar, Jamshedpur, Jodhpur, Kanpur, Kakinada, Karnal, Kota, Ludhiana, Madurai, Mangalore, Mysore, Nagpur, Nasik, Patna, Pondicherry, Raipur, Rajkot, Shimoga, Siliguri, Surat, Thiruvananthapuram, Tiruvalla, Trichy, Varanasi, Vijayawada and Vishakapatnam. Each point of presence contains data communications equipment housed in a secure facility owned, leased or operated on an infrastructure co-location basis by our company located near a Bharat Sanchar Nigam Limited (BSNL) or Mahanagar Telephone Nigam Limited (MTNL) telephone switching station. Each point of presence contains a modem bank which receives and aggregates incoming calls from customers who access our system by modem connection through a local call on the public telephone system. The last mile of the Internet could be a leased line, ISDN or point-to-multipoint radio link in the 5.7 gigahertz range which we have licensed from the Wireless Planning Commission. This last mile solution helps in providing high uptime solution to the corporate houses, thus controlling the overall quality of service to the customer. Our larger corporate customers access the point of presence directly through leased lines or wireless links.

     Network Architecture. We ensure network reliability through several methods and have invested in proven technologies. We use Cisco routers to route traffic between nodes and these are interconnected using a high speed interface. Our applications and network verification servers are manufactured by Sun, Compaq, Dell and Hewlett-Packard.

     The primary nodes on the backbone network are connected by up to 6 Mbps high speed fiber optic lines that we lease from BSNL. The secondary nodes are connected by 2 Mbps leased lines. A number of nodes are accessible from at least two other nodes, allowing us to reroute traffic. We reduce our exposure to failures on the local loop by usually locating our points of presence within one segment of the central telephone exchange and purchasing connectivity from multiple exchanges. To further maximize our network uptime, we are continuing to install fiber optic connections directly from each of our primary nodes to the central exchange.

     In addition to a fundamental emphasis on reliability, our network design philosophy has focused on compatibility, interoperability and scalability. We use Internet protocol to transmit data, thus ensuring that our network is completely interoperable with other networks and systems and that we may port any application onto our network. The modular design of our network is fully scalable, allowing us to expand without changing the network design or architecture, thus ensuring little or no service disruption. Finally, we have deployed Cisco ATM switches on nine points of presence along our network. These ATM switches allow us to allocate our existing capacity more efficiently by offering frame relay services and dedicated bandwidth to corporate customers.

     Network Operations Center. We maintain a network operation center located in Chennai (Madras) and a 20,000 square foot data center in Mumbai (Bombay). The Chennai facility houses our central network servers as well as our network staff which monitors network traffic, service quality and equipment at all our points of presence to ensure a reliable Internet service. These operations centers are staffed 24-hours-a-day, seven-days-a-week. We have backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability.

Competition

     General. We face competition in each of our markets and expect that this competition will intensify as the markets in India for corporate network/data services, Internet access services and online content develop and expand. We compete primarily on the basis of service, reliability and customer support. Price and ease of use are also competitive factors.

     Corporate network/data services. Our competitors for many private network services include government services, companies that have built and operate their own private data networks, satellite communications agencies, such as Bharti BT, Comsat, HCL Comnet and Hughes, and terrestrial network providers, such as Global Electronic Commerce Services, HCL Infinity and WiproNet Ltd.

     Consumer Internet Access Services. Our principal competitor is VSNL, a telecom provider that was controlled by the Government of India until recently. As of December 31, 2001, approximately 442 companies had obtained Internet service provider licenses in India. We expect other competitors to emerge in the future. We also expect prices to continue to fall as more competitors enter the market. Further, we believe that it is inevitable that the large, foreign providers of Internet service provider services will eventually attempt to enter the Indian market through local joint ventures or other means.

     Since May 2000, we have offered unlimited Internet access to consumers for a fixed price. A number of our competitors, including VSNL, Dishnet and Mantra, also offer unlimited Internet access for a fixed price. In addition, at least one of our competitors offers free Internet service. We expect the market for consumer Internet access to remain extremely price competitive as late market entrants attempt to acquire customers.

     In the past, VSNL aggressively reduced consumer Internet access prices despite the lack of offsetting reductions in prevailing bandwidth tariffs payable by private competitors, such as our company. We believe that these practices constitute an improper cross-subsidy funded by VSNL’s present monopoly in long distance telephone service. The charges for international gateways and other services presently being provided by VSNL are the subject of a dispute pending before the TRAI and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including our company. The Telecom Disputes Settlement and Appellate Tribunal has remanded the matter back to the TRAI for denovo consideration. This matter is pending before the TRAI. Unless there is a change in government policy or favorable resolution of this dispute, or until we are able to reduce our bandwidth costs through other means, we will continue to face difficult market conditions in the consumer access business.

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

     Online Portal. There are several other companies in India that have developed websites, including rediff.com which completed its initial public offering in the United States in June 2000 and others, that are designed to act as Internet portals. These sites currently have greater traffic than our site and offer some features that we do not. Further, the dominant Internet portals continue to be the online services and search engine companies based in the United States, such as America Online, Yahoo!, Microsoft Network and Lycos. These companies have been developing specially branded or co-branded products designed for audiences in specific markets. We expect that these companies will deploy services that are targeted at the Indian market. For example, Yahoo! launched an Indian service in June 2000.

     Many of our existing or potential competitors in each of our markets enjoy substantial competitive advantages compared to our company, including:

•	the ability to offer a wider array of services;

•	larger production and technical staffs;

•	greater name recognition and larger marketing budgets and resources;

•	larger subscriber bases; and

•	substantially greater financial, technical and other resources.

     To be competitive, we must respond promptly and effectively to the challenges of technological change, evolving standards and our competitors’ innovations by continuing to enhance our products and services, as well as our sales and marketing channels. Increased competition could result in loss of market share, reduced prices or reduced margins, any of which could adversely affect our business. Competition is likely to increase significantly as new companies enter the market and current competitors expand their services.

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

     We could be subject to intellectual property infringement claims as the number of our competitors grows and the content and functionality of our website or other product or service offerings overlap with competitive offerings. Defending against these claims, even if not meritorious, could be expensive and divert management’s attention from operating our company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and be forced to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing technology. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, or at all.

     We also rely on a variety of technologies that are licensed from third parties, including Broadvision and UUNet Technologies. The software developed by these and other companies is used in the sify.com website to perform key functions. These third-party licenses may not be available to us on commercially reasonable terms in the future. The loss of any of these licenses could delay the introduction of software enhancements, interactive tools and other features until equivalent technology could be licensed or developed. Any such delays could materially adversely affect our business, results of operations and financial condition.

     The trademark “Satyam” is owned by Satyam Computer Services, our parent company, and licensed to our company for so long as Satyam Computer Services continues to own at least 51% of our company. If its ownership in our company is reduced below 51%, however, Satyam Computer Services may terminate our license to use the “Satyam” trademark upon two years prior written notice. In October 2001, Satyam Computer Services announced its plan to divest its investment in our company, and our license to use the “Satyam” trademark may be terminated, subject to the two-year notice period, in connection with any such divestments. We have filed trademark applications for “SatyamOnline,” “Satyam.Net,” “satyamonline.com,” “sify.com” and “Satyam iway” in India. These applications are currently pending.

     Our subsidiary IndiaWorld Communications is involved in pending litigation relating to the IndiaWorld trademark in Federal Court in San Diego, California with a third party located in the United States. IndiaWorld Communications commenced the lawsuit alleging, among other things, that the third party fraudulently registered and used the IndiaWorld trademark, and committed copyright infringement and misappropriation of content of IndiaWorld Communications’ website. The third party filed a counterclaim against us and IndiaWorld Communications alleging, among other things, that the activities of IndiaWorld Communications infringe a United States trademark for the term “Indiaworld” and associated logos and trade dress purportedly owned by this third party, and that the third party has an ownership interest in the underlying assets of IndiaWorld Communications. On August 9, 2001, the Court granted our motion to dismiss us from this case because the Court found that it did not have personal jurisdiction over us. IndiaWorld Communications is still involved in the case. We have been advised by the prior owners of IndiaWorld Communications that no infringement or misappropriation has taken place. Our contract with the prior owners of IndiaWorld Communications includes an indemnity for past infringement or misappropriation. We and IndiaWorld Communications have also been contacted by a party that alleges, among other things, that he is entitled to an equity ownership in IndiaWorld Communications. We believe that this claim is also covered by the contractual indemnity provided by the prior owners of IndiaWorld Communications.

Government Regulation

     Our business is subject to comprehensive regulation by the Ministry of Communications through the Telecom Commission and the DOT pursuant to the provisions of the Indian Telegraph Act of 1885, or Telegraph Act, the India Wireless Telegraphy Act, 1933, or Wireless Act, and the terms of our Internet service provider license issued by the DOT under which we operate. Pursuant to the Telegraph Act, the provision of any telecommunications services in India requires a license from the Government of India, obtained through the DOT. While the Telegraph Act sets the legal framework for regulation of the telecommunications sector and the Wireless Act regulates the possession of wireless telegraphy equipment, much of the supervision and regulation of our company is implemented more informally through the general administrative powers of the DOT, including those reserved to the DOT and other governmental agencies under our license.

     In March 1997, the Government of India established the TRAI, an independent regulatory authority, under the provisions of the Telecom Regulatory Authority of India Act. The TRAI is an autonomous body consisting of a chairperson and at least two and not more than four members.

     Under the Telecom Regulatory Authority of India Act, the functions of the TRAI are to:

•	make recommendations on (i) the need and timing for the introduction of new service providers, (ii) the terms and conditions of licenses granted to service providers, (iii) the revocation of licenses for non-compliance, (iv) measures to facilitate competition and promote efficiency in the operation of telecommunications services so as to facilitate growth in such services, (v) technological improvements in the services provided by service providers, (vi) the type of equipment to be used by service providers, (vii) measures for the development of telecommunications technology and the telecommunications industry and (viii) the efficient management of the available spectrum;

•	discharge the following functions: (i) ensure compliance of the terms and conditions of licenses, (ii) fix the terms and conditions of interconnectivity between service providers, (iii) ensure technical compatibility and effective interconnection between service providers, (iv) regulate revenue sharing arrangements between service providers, (v) establish standards of quality of service, (vi) establish time periods for providing local and long distance telecommunications circuits between service providers, (vii) maintain and keep for public inspection a register of interconnect agreements and (viii) ensure effective compliance of universal service obligations;

•	levy fees and other charges at such rates and in respect of such services as may be determined by regulation; and

•	perform such other functions as may be entrusted to it by the Government of India or as may be necessary to carry out the provisions of the Telecom Regulatory Authority of India Act.

     The TRAI also has the authority to, from time to time, set the rates at which domestic and international telecommunications services are provided in India. The TRAI does not have authority to grant licenses to service providers or renew licenses, functions which remain with the DOT. The TRAI, however, has the following powers:

     •     to call on service providers to furnish information relating to their operations;

     •     to appoint persons to make official inquiries;

     •     to inspect the books of service providers; and

     •     to issue directives to service providers to ensure their proper functioning.

Failure to follow TRAI directives may lead to the imposition of fines. Decisions of the TRAI may be appealed to the Telecom Disputes Settlement and Appellate Tribunal.

     We began offering Internet access services on November 22, 1998, and as of March 31, 2002, we operated 53 Internet access nodes. In November 1998, the Government of India opened the Internet service provider market to private competition, and the DOT instituted a mandatory license requirement for the provision of Internet services. We entered into a license agreement with the DOT on November 12, 1998 with effect on the same day, under which we were granted a license to provide national Internet services on a non-exclusive basis. The terms and conditions of our license are generally consistent with the policy for licensing Internet service providers. The term of our license is 15 years. Our license can be revoked by the DOT if we breach the terms and conditions of the license. The DOT retains the right to take over our network and to modify, revoke, terminate or suspend the terms and conditions of the license at any time if, in its opinion, it is necessary or expedient to do so in the interest of general public, or for the proper operation of the telecommunications sector or for security considerations. The DOT also retains the right to review the terms of our license based on changes in national telecommunications policy. We are not allowed to assign or transfer our rights under our license without the prior written consent of the DOT.

     The Government of India has recently revised foreign investment policies permitting up to 74% foreign equity in an Internet service provider. Our license was reissued in April 2002 permitting us to have foreign investment up to 74% of our total equity and also permitting us to offer Internet telephony, subject to the terms of operation as detailed in our license.

     In March 2002, the DOT issued a letter of intent permitting us to provide international long distance services. Our license also requires us to ensure that objectionable, obscene and unauthorized content, or any other content, messages or communications infringing copyrights, intellectual property rights and domestic and international cyberlaws or which is inconsistent with the laws of India, is not carried on our network.

     Although under the terms of our license we are free to fix the prices we charge our subscribers, the TRAI may set prices for the provision of Internet access services generally. We are permitted to use encryption to safeguard information transmitted over our network. However, if we use a higher level of encryption than that specified by the Government of India, our license requires us to deposit a set of keys with the Government of India. License fees are waived through October 31, 2003, and a nominal license fee of Re.1 per annum is payable from November 1, 2003. Our obligations under the license are secured by a performance bank guarantee in the amount of Rs.29.2 million ($0.6 million).

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

Property, plant and equipment

     We own our approximately 100,000 square foot corporate headquarters located in Chennai (Madras), India. We maintain a network operations center located in Chennai and a 20,000 square foot data center in Mumbai (Bombay). Our Chennai facility houses our central network servers as well as our network staff which monitors network traffic, service quality and equipment at all our points of presence to ensure a reliable Internet service. Most of our points of presence are staffed 24-hours-a-day, seven-days-a-week. We have backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability. We also have additional facilities located in Ahmedabad, Aurangabad, Bangalore, Baroda, Belgaum, Bhopal, Bhubaneshwar, Kolkata (Calcutta), Calicut, Handigarh, Chennai, Cochin, Coimbatore, Davengere, Delhi, Goa, Gurgaon, Guwahati, Hubli, Hyderabad, Indore, Jaipur, Jamnagar, Jamshedpur, Jodhpur, Kakinada, Karnal, Kota, Kanpur, Lucknow, Ludhiana, Madurai, Mangalore, Mumbai (Bombay), Nagpur, Nasik, Patna, Pondicherry, Pune, Raipur, Rajkot, Shimoga, Siliguri, Surat, Thiruvananthapuram, Tiruvalla, Trichy, Varanasi and Vijayawada. As we expand our operations, we anticipate leasing additional facilities in each city in which we develop a point of presence.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating results

     Significant accounting policies used in the preparation of our financial statements are summarized in Note 2 to our consolidated financial statements appearing elsewhere in this annual report. Please see “Item 18. Financial Statements.”

Revenues

For reporting purposes, we classify our revenues into three divisions:

•	corporate network/data services;

•	consumer Internet access services; and

•	online portal and content offerings.

     Our corporate network/data services division derives its revenues from dial-up and dedicated Internet access, electronic commerce, electronic data interchange, e-mail and other messaging services, virtual private networks, web hosting and web-based solutions. Revenues from corporate network/data services are recognized over the period in which the related services are rendered. Revenues from website hosting are recognized ratably over the period for which the website is hosted. Revenues from the sale of communications hardware and software that are required to provide our network-based services are recognized upon delivery, or upon delivery and installation if the contract terms so stipulate, of the related items. The value of installation services is based on either vendor-specific objective evidence of fair value or residual amounts using the residual method as defined in SOP 98-9. Revenues are shown exclusive of sales tax and service tax and net of applicable discounts and allowances.

     Our consumer Internet access services division derives its revenues primarily from the “SatyamOnline” dial-up business and the “iway” public Internet access business. Dial-up Internet access is sold to customers either for a specified number of hours or for unlimited usage within a specified period of time. Customers purchase a CD-ROM that allows them to access the Internet. The amounts received from customers on the sale of these CD-ROMs are not refundable. We recognize revenue from sale of CD-ROMs based on usage by the customer. At the end of the specified period, the remaining unutilized hours, if any, are recognized as revenue. Revenue from unlimited Internet access and electronic mail access is recognized over the specified period.

     Public Internet access is provided to customers through a chain of Sify-owned cybercafé and franchisee cybercafé outlets. We enter into an arrangement with franchisees that provides for the payment of an initial franchisee fee in consideration for establishing the franchisee relationship and providing certain initial services. This initial franchise fee revenue is recognized at the time of commencement of operations by the franchisee, in accordance with SFAS 45, Accounting for Franchise Fee Revenue.

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

Expenses

     Cost of revenues for the corporate network/data services division consists of telecommunications costs necessary to provide services, customer support costs and the cost of providing network operations.

     Cost of revenues for the consumer Internet access services division consists primarily of recurring telecommunications costs necessary to provide service to subscribers. Telecommunications costs include the costs of providing local telephone lines to our points of presence, the costs of using third-party networks pursuant to service agreements and leased line costs. Bandwidth costs are presently controlled to a significant extent by VSNL, a telecom provider that competes with us in the Internet access business and that, until recently, was controlled by the Government of India. We are addressing these cost issues through alternative bandwidth sources and the establishment of our own international access gateways. Private companies in India were not previously permitted to operate their own international gateways. Our initiatives are expected to result in bandwidth cost relief over the next several quarters.

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

     A total of 1.2 million equity shares are reserved for issuance under our Associate Stock Option Plan, or ASOP. As of March 31, 2002, we had outstanding an aggregate of 583,840 options (net of 353,280 options forfeited by employees and 200 options exercised for equity shares) under our ASOP with a weighted average exercise price equal to approximately Rs.1,515 per equity share. The unamortized deferred compensation related to these grants amounted to Rs.75.0 million as of March 31, 2002.

     We depreciate our tangible assets on a straight-line basis over the useful life of assets, ranging from two to five years and, in the case of buildings, 28 years. Historically, we have amortized the goodwill recognized in acquisition transactions on a straight-line basis over five years. In accordance with our accounting policy, during fiscal 2002, our management assessed the goodwill that we were carrying on our books in connection with the significant acquisitions and investments made by us in Internet content and commerce companies in 1999 and 2000, including IndiaWorld Communications and Indiaplaza. Based on that evaluation, which was measured at the enterprise level, we concluded that these intangible assets were impaired. Accordingly, during the fiscal 2002, we recorded a non-cash charge of Rs.4,112.7 million ($84.2 million) to write-off all of the goodwill related to these acquisitions. Impairment of Rs.15.0 million ($0.3 million) was recognized in fiscal 2002 in respect of other investments. In addition, during fiscal 2002, we recorded a non-cash charge of Rs.1,089.9 million ($22.3 million) to reflect an impairment of investment in affiliate related to our investment in CricInfo Limited.

     In addition to our operations and those of our consolidated subsidiaries, our financial statements include our pro rata share of the financial results of those companies in which we have significant, non-controlling minority interests, such as CricInfo Limited and Refco Sify Securities Private Limited. These investments are accounted for under the equity method of accounting.

     Since our inception, we have experienced negative cash flow from operations and have incurred net losses. Our ability to generate positive cash flow from operations and achieve profitability is dependent on our ability to continue to grow our revenues base and achieve further operating efficiencies.

     For fiscal 1998 through 2002, we incurred negative cash flow from continuing operations of approximately Rs.74.0 million, Rs.172.1 million, Rs.596.9 million, Rs.1,133.4 million and Rs.775.7 million ($15.9 million), respectively. For fiscal 1998 through 2002, we incurred net losses of approximately Rs.100.6 million, Rs.187.4 million, Rs.381.9 million, Rs.2,509.0 million and Rs.7,202.5 million ($147.5 million), respectively. We may not be able to realize sufficient future revenues to recover our present investment in network infrastructure and online content offerings or achieve positive cash flow or profitability in the future. As of March 31, 2002, we had an accumulated deficit of approximately Rs.10,408.4 million ($213.2 million). For additional information, see “Item 3. Key Information — Risk Factors.”

     Certain prior-year’s amounts have been reclassified to conform to the current year’s presentation.

Results of Operations

     Year ended March 31, 2002 compared to year ended March 31, 2001

     Revenues. We recognized Rs.1,577.5 million ($32.3 million) in revenues from continuing operations for the year ended March 31, 2002, as compared to Rs.1,225.5 million for the year ended March 31, 2001, representing an increase of Rs.352.0 million, or 28.7%. This increase was due to a Rs.189.4 million increase in corporate services revenues, a Rs.46.3 million increase in Internet access revenues, a Rs.62.7 million increase in online portal and content offerings revenues and a Rs.53.6 million increase in revenue from subsidiaries.

     Cost of Revenues. Cost of revenues for continuing operations was Rs.1,187.7 million ($24.3 million) for the year ended March 31, 2002, compared to Rs.1,159.3 million for the year ended March 31, 2001, representing an increase of Rs.28.4 million. This increase was due to a Rs.9.6 million increase in web development costs and a Rs.18.8 million increase in the cost of hardware and software purchased for resale, leased line charges and other costs.

     Selling, general and administrative expenses. Selling, general and administrative expenses were Rs.1,919.8 million ($39.3 million) for the year ended March 31, 2002, compared to Rs.1,856.0 million for the year ended March 31, 2001, representing an increase of Rs.63.8 million, or 3.4%. This increase was due to a Rs.265.5 million increase in personnel, administration and other expenses, a Rs.70.0 million increase in provision for doubtful debts and a Rs.147.3 million increase in depreciation, offset by a Rs.419 million decrease in marketing promotion expenses.

     Amortization of goodwill. Amortization of goodwill was Rs.293.0 million ($ 6.0 million) for the year ended March 31, 2002, compared to Rs.932.0 million for the year ended March 31, 2001, representing a decrease of Rs.639.0 million. Amortization of goodwill for the year ended March 31, 2002 consisted of goodwill amortization of Indiaworld, Indiaplaza, Edumempire and Kheladi.com. Please see “—Impact of Recently Issued Accounting Standards” for a discussion of proposed changes which may impact future periods.

     Impairment of goodwill. Impairment of goodwill for the year ended March 31, 2002 was Rs.4,127.7 million ($84.5 million), compared to Rs. nil for the year ended March 31, 2001. Impairment of goodwill for the year ended March 31, 2002 consisted of goodwill impairment of Indiaworld, Indiaplaza, Echem and Eduempire.

     Amortization of deferred compensation expense. Amortization of deferred compensation expense was Rs.14.7 million ($0.3 million) for the year ended March 31, 2002, compared to Rs.79.2 million for the year ended March 31, 2001, representing a decrease of Rs.64.5 million, or 81.4%. The decrease in amortization of deferred compensation expense was primarily due to forfeiture of options.

     Other income, net. Other income was Rs.32.7 million ($0.7 million) for the year ended March 31, 2002, compared to Rs.242.4 million for the year ended March 31, 2001, representing a decrease of Rs.209.7 million, or 86.5%. The decrease in other income was primarily due to a decrease in interest income. Interest income was Rs.38.8 million for the year ended March 31, 2002, compared to Rs.246.2 million for the year ended March 31, 2001, representing a decrease of Rs.207.4 million, or 84.2%. This decrease was attributable to a reduction in deposits held in banks. Interest expense was Rs.2.0 million for the year ended March 31, 2002, compared to Rs.11.8 million for the year ended March 31, 2001, representing a decrease of Rs.9.7 million, or 82.2%. Finance charges were Rs.6.5 million for the year ended March 31, 2002, compared to Rs.4.7 million for the year ended March 31, 2001, representing an increase of Rs.1.8 million. Income from other sources was Rs.2.4 million for the year ended March 31, 2002, compared to Rs.12.6 million for the year ended March 31, 2001, representing a decrease of Rs.10.2 million.

     Equity in losses of affiliates. Equity in losses of affiliates was Rs.1,268.1 ($26.0 million) for the year ended March 31, 2002, compared to Rs.294.5 million for the year ended March 31, 2001, representing an increase of Rs.973.6 million, or 330.6%. This increase is primarily due to impairment of investment in affiliates of Rs.1,089.9 million and Rs.82.4 million of losses in affiliates during the year ended March 31, 2002.

     Net loss. Our net loss was Rs.7,202.5 million ($147.5 million) for the year ended March 31, 2002, compared to Rs.2,509.0 million for the year ended March 31, 2001.

     Income/loss from discontinued operations. Loss from discontinued operations for the year ended March 31, 2002 was Rs.125.4 million ($2.6 million), compared to Rs.172.5 million in income from discontinued operations for the year ended March 31, 2001. This is attributable to a Rs.220.9 million decrease in revenues, a Rs.125.3 million increase in cost of revenues and a Rs.7.6 million increase in amortization of goodwill and intangibles offset by a Rs.51.4 million decrease in selling, general and administrative expenses and a Rs.4.5 million decrease in amortization of deferred stock compensation expense.

     Year ended March 31, 2001 compared to year ended March 31, 2000

     Revenues. We recognized Rs.1225.5 million in revenues from continuing operations for the year ended March 31, 2001, as compared to Rs.622.7 million for the year ended March 31, 2000, representing an increase of Rs.602.8 million, or 96.8%. This increase was due to an increase in the corporate services businesses which increased by Rs.368.8 million over the prior year. The corporate services businesses successfully obtained a significant number of new orders from prominent customers with operations throughout India. Internet access revenues grew by Rs.110.6 million , which was less than proportionate to the growth in number of subscribers due to continuing decreases in average selling prices resulting from competition. Our online portal and content offerings division accounted for Rs.144.4 million of revenues for the year ended March 31, 2001, as compared to Rs.39.0 million for the year ended March 31, 2000. Revenues from subsidiaries amounted to Rs.18.0 million.

     Cost of Revenues. Cost of revenues for continuing operations were Rs.1,159.3 million for the year ended March 31, 2001, compared to Rs.281.4 million for the year ended March 31, 2000, representing an increase of Rs.877.9 million. This increase was due to an increase of Rs.563.0 million in leased line charges due to the increased requirement for international bandwidth and last mile connectivity, an increase of Rs.266.5 million in software and hardware purchased for resale and an increase of Rs.48.4 million in web development charges and customer technical support.

     Selling, general and administrative expenses. Selling, general and administrative expenses were Rs.1,856.0 million for the year ended March 31, 2001, compared to Rs.650.2 million for the year ended March 31, 2000, representing an increase of Rs.1,205.8 million, or 185.5%. This increase was due to an increase of Rs.402.1 million in marketing promotion expenses, an increase of Rs.505.0 million in personnel, administration and other expenses, an increase of Rs.269.0 million in depreciation and an increase of Rs.29.7 million in doubtful debts.

     Amortization of goodwill. Amortization of goodwill for continuing operations was Rs.932.0 million for the year ended March 31, 2001, compared to Rs.116.0 million for the year ended March 31, 2000, representing an increase of Rs.816.0 million. Amortization of goodwill for the year ended March 31, 2001 consisted of Rs.902.6 million in connection with our acquisition of IndiaWorld Communications and Rs.29.4 million in connection with our acquisition of Indiaplaza Please see “—Impact of Recently Issued Accounting Standards” for a discussion of proposed changes which may impact future periods.

     Amortization of deferred compensation expense. Amortization of deferred compensation expense was Rs.79.2 million for the year ended March 31, 2001, compared to Rs.20.6 million for the year ended March 31, 2000, representing an increase of Rs.58.6 million, or 284.5%. The increase in amortization of deferred compensation expense was primarily due to additional option grants during the fiscal year ended March 31, 2001.

     Other income,net. Other income was Rs.242.4 million for the year ended March 31, 2001, compared to Rs.71.9 million for the year ended March 31, 2000, representing an increase of Rs.170.5 million, or 237.0%. The increase in other income was primarily due to an increase in interest income accompanied by a decrease in interest expense. Interest income was Rs.246.2 million for the year ended March 31, 2001, compared to Rs.106.2 million for the year ended March 31, 2000, representing an increase of Rs.140.0 million. This increase was attributable to interest income from short-term deposits. Interest expense was Rs.11.8 million for the year ended March 31, 2001, compared to Rs.30.5 million for the year ended March 31, 2000, representing a decrease of Rs.18.7 million. Other finance charges were Rs.4.7 million for the year ended March 31, 2001, compared to Rs.1.7 million for the year ended March 31, 2000 representing an increase of Rs.3.0 million. Income from other sources were Rs.12.7 million for the year ended March 31, 2001, compared to an expense of Rs.2.1 million for the year ended March 31, 2000, representing an increase of Rs.14.8 million.

     Equity in losses of affiliates. Equity in losses of affiliates was Rs.294.5 million for the year ended March 31, 2001 consisting of losses of Rs.9.9 million, Rs.16.3 million and Rs.67.0 million, respectively, in connection with our investments in Refco Sify, Placements.com and CricInfo Limited and amortization of goodwill pertaining to Cricinfo Limited of Rs.201.3 million. We had no equity in losses of affiliates for the year ended March 31, 2000.

     Net loss. Our net loss was Rs.2,509.0 million for the year ended March 31, 2001, compared to Rs.381.9 million for the year ended March 31, 2000.

     Income/Loss from discontinued operations. Income from discontinued operations for the year ended March 31, 2001 was Rs.172.5 million, compared to a loss of Rs.16.9 million for the year ended March 31, 2000. This was attributable to a Rs.513.3 million increase in revenue offset by a Rs.89.5 million increase in cost of revenues, a Rs.226.8 million increase in selling, general and administrative expenses and a Rs.7.6 million increase in amortization of deferred stock compensation expense.

Liquidity and Capital Resources

     Since inception, we have financed our operations primarily through a combination of equity sales and borrowings from institutions and banks. During fiscal 1998, 1999 and 2000, we received Rs.38.5 million, Rs.307.5 million and Rs.10,220.0 million, respectively, in net cash proceeds from the sale of equity securities. We did not issue any equity shares in financing transactions in fiscal 2001 or fiscal 2002.

     On October 24, 2001, Satyam Computer Services released its financial results for the September 30, 2001 fiscal quarter in a press release. That press release included a section with comments on each significant subsidiary of Satyam Computer Services. In that section, Satyam Computer Services announced several initiatives involving Sify including:

•	the sale of our software services division to Satyam Computer Services;

•	the strategic decision by Satyam Computer Services to divest its investment in our company; and

•	the determination by Satyam Computer Services that, based on our current financial status and the software services division divestment transaction, Satyam Computer Services will not invest any further funds in our company (none of which had been provided since well prior to our initial public offering on Nasdaq).

     Please see our Form 6-K dated October 24, 2001 for the full text of the comments made by Satyam Computer Services and a related press release by us, as well as the public filings of Satyam Computer Services, for additional information.

     We sold our software services business, which principally involved business to business e-commerce and website development services including our strategic relationships with Open Market and Sterling Commerce, to our parent company, Satyam Computer Services, for approximately $7.2 million. This transaction was approved by our stockholders at an extraordinary general meeting held on February 28, 2002.

     The following table summarizes our statements of cash flows for the periods presented:

	Fiscal Year Ended March 31,

	2000		2001		2002		2002

	Indian rupees						U.S. dollars
	(in thousands)
Net loss from continuing operations	Rs.	(365,004)	Rs.	(2,681,611)	Rs.	(7,158,265)	$(146,596)
Net decrease (increase) in working capital		(482,162)		(167,297)		27,232	558
Other adjustments for non-cash items		250,273		1,715,473		6,355,353	130,153
Net cash provided by (used in) operating activities
- continuing operations		(596,893)		(1,133,435)		(775,680)	(15,885)
- discontinued operations		69,645		(174,927)		237,531	4,864
Net cash provided by (used in) investing activities
- continuing operations		(2,387,346)		(4,311,687)		(358,849)	(7,349)
- discontinued operations		(71,038)		(26,804)		(71,279)	(1,460)
Proceeds from sale of discontinued operations		—		—		349,165	7151
Net cash provided by (used in) financing activities		10,167,709		(216,465)		(9,097)	(186)
Effect of exchange rate changes on cash		—		—		(5,598)	(115)
Net increase (decrease) in cash and cash equivalents		7,182,077		(5,863,318)		(633,807)	(12,980)

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

     Cash balances held in foreign currency were Rs.3,365.6 million, Rs.1,344.3 million and Rs.252.8 million as of March 31, 2000, 2001 and 2002 respectively. Cash balances held in Indian currency were Rs.3,942.0 million, Rs.100.0 million and Rs.557.7 million as of March 31, 2000, 2001 and 2002 respectively.

     Cash used in operating activities during fiscal 2002 was Rs.538.1 million ($11.0 million) attributable to cash used in continuing operations of Rs.775.7 million ($15.9 million), partially offset by cash provided by discontinued operation of Rs.237.6 million ($4.9 million). Cash used in operating activities of continuing operations for fiscal 2002 was attributable to a Rs.7,158.3 million ($146.6 million) net loss from continuing operations, a Rs.17.9 million ($0.3 million) minority interest, a Rs.15.9 million ($0.3 million) increase in account receivables, a Rs.84.4 million ($1.7 million) decrease in advances from customers, a Rs.15.7 million ($0.3 million) decrease in other liabilities, a Rs.14.5 million ($0.3 million) decrease in accrued liabilities and a Rs.39.5 million ($0.8 million) decrease in deferred revenue, offset by depreciation, amortization and write off of goodwill of Rs.4,978.0 million ($102.0 million), impairment of investment in affiliate of Rs.1,089.9 million ($22.3 million), equity in losses of affiliates of Rs.178.2 million ($3.7 million), loss on sale of plant and equipment of Rs.3.7 million ($0.1 million), provision for doubtful debts of Rs.101.5 million ($2.0 million), inventory write down of Rs.22.0 million ($0.4 million), a Rs.50.5 million ($1.0 million) decrease in inventories, a Rs.26.1 million ($0.5 million) decrease in due from officers and employees, a Rs.26.0 million ($0.5 million) decrease in other assets and a Rs.94.6 million ($1.9 million) decrease in prepaid expenses. Cash used in investing activities of continuing operations during fiscal 2002 was Rs.358.8 million ($7.3 million), principally as a result of the purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network of Rs.181.2 million ($3.8 million), investment in affiliates of Rs.119.7 million ($2.4 million), payment of license fees of Rs.59.2 million ($1.2 million)

and purchase consideration for acquisition of Rs.11.2 million ($0.2 million), offset by proceeds from sale of plant and equipment of Rs.12.5 million ($0.3 million). Cash provided by proceeds from sale of our software services division was Rs.349.2 million ($7.2 million). Cash used in investing activities of discontinued operations was Rs.71.3 million ($1.5 million). Cash used in financing activities for fiscal 2002 was Rs.9.1 million ($0.2 million) and represented the repayment of principal under capital lease obligations.

     Cash used in operating activities during fiscal 2001 consisted of cash used in continuing operations of Rs.1,133.55 million and cash used in discontinued operations of Rs.174.9 million. Cash used in operating activities of continuing operations for fiscal 2001 was attributable to Rs.2,681.6 million of net loss from continuing operations, a Rs.11.1 million increase minority interest, a Rs.304.1 million increase in accounts receivable, a Rs.83.5 million increase in due from officers and employees, a Rs.91.7 million increase in inventories, a Rs.157.3 million increase in other assets and a Rs.5.9 million decrease in other liabilities, offset by depreciation, amortization and write off of goodwill of Rs.1,400.0 million, equity in losses of affiliate of Rs.294.5 million, loss on sale of plant and equipment of Rs.0.6 million, provision for doubtful debts of Rs.31.5 million, a Rs.42.2 million decrease in prepaid expenses, a Rs.320.5 million increase in accrued liabilities, a Rs.33.3 million increase in deferred revenue and a Rs.79.2 million increase in advance from customers. Cash used in investing activities of continuing operations during fiscal 2001 was Rs.4,311.7 million, principally as a result of the purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network of Rs.1,888 million, investment in affiliates of Rs.163.6 million, payment of license fees of Rs.28.0 million and purchase consideration for acquisition of Rs.2,233.1 million, offset by proceeds from sale of plant and equipment of Rs.0.9 million and proceeds from sale of investments of Rs.0.1 million. Cash used in investing activities of discontinued operations was Rs.26.8 million. Cash used in financing activities for fiscal 2001 was Rs.216.5 million attributable to repayment of principal of long term debt of Rs.208.1 million, repayment of principal under capital lease obligations of Rs.6.5 million and repayment of short-term loans of Rs.1.8 million, offset by cash provided by proceeds from issuance of common stock of Rs.0.1 million.

     Cash used in operating activities during fiscal 2000 was Rs.527.2 million attributable to cash used in continuing operations of Rs.596.8 million, offset by cash provided by discontinued operations of Rs.69.6 million. Cash used in operating activities of continuing operations for fiscal 2000 was attributable to a Rs.365.1 million net loss from continuing operations, a Rs.0.1 million gain on sale of investments, Rs.1.7 million of deferred taxes, a Rs.1.8 million minority interest, a Rs.178.9 million increase in accounts receivable, a Rs.5.8 million increase in due from officers and employees, a Rs.47.7 million decrease in accrued liabilities, a Rs.9.7 million increase in inventories, a Rs.198.4 million increase in other assets and a Rs.181.2 million increase in prepaid expenses, offset by depreciation, amortization and write off of goodwill of Rs.252.2 million, provision for doubtful debts of Rs.1.7 million, a Rs.54.1 million increase in other liabilities, a Rs.78.0 million increase in deferred revenue and a Rs.7.4 million increase in advance from customers. Cash used in investing activities of continuing operations during fiscal 2000 was Rs.2,387.3 million, principally as a result of the purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network of Rs.643.0 million, purchase consideration for acquisition of Rs.1,738.8 million and expenditure on investments of Rs.5.5 million. Cash used in investing activities of discontinued operations was Rs.71.0 million. Cash provided by financing activities for fiscal 2000 was Rs.10,167.7 million attributable to proceeds from issuance of ADSs of Rs.10,220.0 million and proceeds from issuance of long-term debt of Rs.107.5 million, offset by repayment of principal of long term debt of Rs.157.8 million and repayment of principal under capital lease obligations of Rs.2.0 million.

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

     Our highest operational priority for the fiscal year ending March 31, 2002 was to reduce the negative cash flow incurred by our company during its rapid growth stage. We intend to continue to focus on the accomplishment of this objective in fiscal 2003. Nonetheless, we expect to incur continued losses in the near future. Based upon our present business and funding plans, including the divestment of our software services division to Satyam Computer Services for $7.2 million, we believe that our cash and cash equivalents of $16.6 million as of March 31, 2002 and, if necessary, other resources believed to be available to us, are sufficient to meet our currently known requirements in the foreseeable future. In light of the highly dynamic nature of our business, however, we cannot assure you that our capital requirements and sources will not change significantly in the future.

     In order to provide further financial flexibility, we are actively investigating opportunities to raise additional capital, which could be in the form of debt, equity, or a combination. As noted elsewhere in this annual report, our ability to raise funds through the sale of equity is limited by foreign ownership restrictions imposed on us by Indian law and the terms of our Internet service provider license. Government of India policies previously limited the total foreign equity in an Internet service provider to 49%. In May 2001, the Department of Commerce and Industry increased the limit on foreign direct investment for Internet companies, such as our company, from 49% to 74%. Our license was reissued in April 2002, increasing the maximum permitted level of foreign equity investment in our company to 74% and also permitting us to provide Internet telephony, subject to the terms of operation as detailed in the license. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders and the holders of our ADSs will be reduced and these securities may have rights, preferences or privileges senior to those of our stockholders and the holders of our ADSs. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund and expand our operations, take advantage of unanticipated opportunities, develop or enhance Internet content, features or services, or otherwise respond to competitive pressures will be significantly limited. Our business, results of operations and financial condition could be materially adversely affected by any such limitation. Please see “Item 3. Key Information — Risk Factors-Forward-looking statements contained in this annual report may not be realized.”

Commitments

     As of March 31, 2002, we had spent approximately Rs.1,319.3 million to develop and deploy our network infrastructure. As of March 31, 2002, our future contractual obligations and commercial commitments were as follows:

		Payments Due by Period			Rs. million

Contractual			Rs. million
Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Capital Lease Obligations	8.2	4.0	4.1	0.1	—
Total Contractual Obligations	8.2	4.0	4.1	0.1	—

		Amount of Commitment Expiration Per Period
	Total
Other Commercial	Amounts		Rs. million
Commitments	Committed	Less than 1 year	1-3 years	4-5 years	Over 5 years

Standby Letters of Credit	16.9	16.9	—	—	—
Guarantees	37.6	37.6	—	—	—
Other Commercial Commitments	74.9	50.5	24.4	—	—
Total Commercial Commitments	129.4	105.0	24.4	—	—

Effects of Inflation

     Inflation has not had a significant effect on our results of operations and financial condition to date. However, India has experienced relatively high rates of inflation. According to the Economist Intelligence Unit, the rates of inflation in India for 1997 through 2001 were 7.2%, 13.2%, 5.0%, 4.3% and 3.7% respectively. Under our Internet service provider license, we are given the right to establish the prices we charge to our subscribers, as determined by market forces. However, under the conditions of our license, the TRAI of India may review and fix the prices we charge our subscribers at any time. If the TRAI were to fix prices for the Internet service provider services we provide, we might not be able to increase the prices we charge our subscribers to mitigate the impact of inflation, which could have a material adverse effect on our business, results of operations and financial condition.

Exchange Rates

     The following table sets forth, for each of the months indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York on the last day of each month during each of such months for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	High		Low

December 2001	Rs.	48.29	Rs.	47.80
January 2002		48.56		48.27
February 2002		48.90		48.55
March 2002		48.83		48.71
April 2002		49.01		48.83
May 2002		49.07		48.97

     The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York on the last day of each month during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal Year Ended March 31,	Period End		Average		High		Low

1998	Rs.	39.50	Rs.	37.18	Rs.	40.40	Rs.	35.33
1999		42.44		42.08		43.68		39.25
2000		43.63		43.34		43.82		42.20
2001		46.85		45.70		46.91		43.56
2002		48.83		47.71		48.91		46.58

Foreign Exchange Gain /(Loss)

     Our foreign exchange gain/(loss) was Rs.(0.01) million, Rs.0.6 million, Rs.5.4 million, Rs.162.0 million and Rs.44.5 million for fiscal 1998, 1999, 2000, 2001, and 2002 respectively.

Impact of Recently Issued Accounting Standards

Recent Accounting Pronouncements

     SFAS 141, 142

     In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS 141, Business Combinations and SFAS 142, Goodwill and Other Intangible Assets. SFAS 141 requires that all business combinations be accounted for under the purchase method. Use of the pooling-of-interest method is no longer permitted and is effective for business combinations initiated after June 30, 2001. SFAS 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment and is effective for financial years beginning after December 15, 2001 with earlier application permitted for entities with fiscal years beginning after March 31, 2001.

     At March 31, 2002, our goodwill and other intangible assets amounted to Rs.27.98 million and Rs.175.32 million respectively. If either present accounting principles or the new standards discussed above require that impairment in value be recognized, we would be required to write down the carrying value of the asset to its estimated fair value with an offsetting charge to the statement of operations.

     SFAS 143

     In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002.

     SFAS 144

     In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Under SFAS No. 144, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet been incurred. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001.

     However, SFAS 143 is not applicable and SFAS 144 is not expected to have any significant impact on our company.

     SFAS 145

     In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This Statement rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This Statement also rescinds FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions.

     We are currently evaluating the impact of SFAS 145 on our financial statements.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Board of Directors and Senior Management Executives

     The following table sets forth the name and, as of May 1, 2002, age and position of each director and executive officer of our company :

Name	Age	Position

R. Ramaraj	52	Chief Executive Officer and Director
George Zacharias	43	Chief Operating Officer
T.R. Santhanakrishnan	44	Chief Financial Officer
Shrikant Joshi	45	Vice President — Access Media
V V Kannan	43	Vice President — Interactive Services
K. Dasaratharaman	42	Chief Executive Officer, Safescrypt
Rahul Swarup	42	President, Enterprise Solutions
J. Avinash	40	Vice President, Internet Data Centers
Rustom Irani	39	Chief Technology Officer
George A. Ajit	42	Chief Human Resources Officer
B. Ramalinga Raju (1)(2)	46	Chairman of the Board of Directors
T.H. Chowdary	70	Director
Donald Peck (1)(2)	49	Director
C. Srinivasa Raju	40	Director
S. Srinivasan (1)(2)	67	Director

(1)	Member of the Compensation Committee.

(2)	Member of the Audit Committee.

     R. Ramaraj has served as Chief Executive Officer of our company since April 1998. Mr. Ramaraj has served as a Director since August 1996, prior to which he served as an advisor to our company since June 1996. From 1992 to 1996, Mr. Ramaraj served as a Director of Sterling Cellular Limited, a mobile telephone company based in India. Mr. Ramaraj is a Director of Universal Print Systems Ltd., a publicly held printing company based in India. Mr. Ramaraj received a B.Tech from Madras University and a P.G.D.M. from IIM Kolkata (Calcutta).

     Mr. George Zacharias has served as Chief Operating Officer of our company since March 2000. From May 1997 to March 2000, Mr. Zacharias was the President of Madura Garments, a clothing manufacturer. Prior to joining Madura Garments, Mr. Zacharias was the Vice President-Marketing, Consumer Thread, of Madura Coats. From February 1994 to March 1995, he was Marketing Director, Coats Tootal Lanks, a subsidiary of Coats Viyella Plc., UK. Mr. Zacharias received a B. Tech from Nagpur University in 1980 and a PGDBM from XLRI, Jarnshedpur in 1982.

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

     Shrikant Joshi has joined as Vice President — Access Media in December 2001. Mr. Joshi served as Head of Sales of Heinz from July 2000 to November 2001. From 1996 to 2000, Mr. Joshi served as Head of Domestic appliances and Personal Care Business of Phillips India Ltd. Mr. Joshi started his career with WIPRO in 1983 and held various senior positions across different businesses of WIPRO. Mr. Joshi received a Bachelors degree from IIT Delhi and an M.B.A from IIM Ahmedabad.

     V V Kannan has served as Vice President — Interactive Services since May 2002. Mr Kannan served as Vice President, Internet Sales of our company from July 1999 to April 2002. From 1996 to 1999, Mr. Kannan was Vice President, Marketing of G.M. Pens International Limited, a manufacturing company. From 1995 to 1996, he was Vice President, Retail Sales of Real Value Marketing Sales Limited, and from 1992 to 1995 he was Marketing Manager of ITC Agri Business Division, a manufacturing company.

     K Dasaratharaman joined us in April 2002 as Chief Executive Officer, Safescrypt. From April 2000 to March 2002, Mr. Dasaratharaman was the Chief Executive Officer of Music World, part of the RPG group. From 1984 to March 2000, he was with ITC Limited, where he started as a Management Trainee. Mr. Dasaratharaman received a B.Tech in Mechanical Engineering from IIT Madras and an M.B.A from IIM, Ahmedabad.

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

     B. Ramalinga Raju is a co-founder of our company and has served as a Director since 1995. Mr. B. Ramalinga Raju has served as the Chairman of the Board of Directors since January 1996. Mr. B. Ramalinga Raju was the Chief Executive Officer of Samrat Spinners Limited, a spinning mill, until 1995. Mr. B. Ramalinga Raju is the Chairman of Satyam Computer Services and is a Director of Vision Compass, Inc. Mr. B. Ramalinga Raju received an M.B.A. in Business Management from Ohio State University.

     T.H. Chowdary has served as a Director of our company since February 1996. Mr. Chowdary retired as the Chief Executive Officer of VSNL.

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

     C. Srinivasa Raju has served as a Director of our company since February 1996. From 1994 to 1995, Mr. C. Srinivasa Raju was Chief Executive Officer of Dun & Bradstreet Satyam Software Limited, a software services company based in India. Mr. C. Srinivasa Raju is a Director of Satyam Computer Services and i-labs Limited. Mr. C. Srinivasa Raju received an M.S. from Utah State University.

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

Board Composition

     Our Articles of Association set the minimum number of directors at two and the maximum number of directors at 12. We currently have six directors. The Companies Act and our Articles of Association require the following:

•	at least two-thirds of our directors shall be subject to re-election by our stockholders; and

•	at least one-third of our directors who are subject to re-election shall be up for re-election at each annual meeting of our stockholders.

     Mr. B. Ramalinga Raju is a permanent director not liable to retire by rotation. Mr. Peck is a nominee of South Asian Regional Fund. The terms of Messrs. Ramaraj and Chowdary will expire at our Annual General meeting in 2002. The terms of Messrs. C. Srinivasa Raju and Srinivasan will expire at our Annual General Meeting to be held in 2003. B. Ramalinga Raju and C. Srinivasa Raju are brothers-in-law. There are no other family relationships between any of the directors or executive officers of our company.

     On February 5, 1999, we entered into a Share Subscription and Stockholders’ Agreement, or Stockholders’ Agreement, with Satyam Computer Services, South Asia Regional Fund, or SARF, and Mr. B. Ramalinga Raju, the Chairman of our Board of Directors, which was subsequently amended effective September 14, 1999. The Stockholders’ Agreement provides, among other things, that:

•	so long as SARF owns at least 5.0% of our issued ordinary share capital, it is entitled to nominate one director to our Board of Directors;

•	so long as Satyam Computer Services owns at least 50.1% of our issued ordinary share capital, it is entitled to nominate four directors to our Board of Directors; and

•	a quorum for a meeting of our Board of Directors shall be no less than three directors.

     SARF’s current nominee to our Board of Directors is Mr. Peck. Satyam Computer Services’ current nominees to our Board of Directors are Messrs. Ramaraj, B. Ramalinga Raju, T.H. Chowdary and C. Srinivasa Raju.

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

Director Compensation

     Our Articles of Association provide that each of our directors receives a sitting fee not exceeding Rs.2,000 for every Board and Committee meeting. In fiscal 2002, we did not pay any fees to our non-employee directors. Mr. Ramaraj, who is employed as our Chief Executive Officer, does not receive any additional compensation for his service on our Board of Directors. Directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings.

Officer Compensation

     The following table sets forth all compensation paid by us during the fiscal year ended March 31, 2002 to our executive officers.

Summary Compensation Table				(Rs. Million)

			All Other Compensation

Name	Salary	Bonus	Exec Empl	Def Comp

R. Ramaraj	2.29	Nil	Nil	4.75
George Zacharias	5.17	0.83	1.95	7.52
T.R. Santhanakrishnan	3.78	0.68	1.95	3.68
Shrikant Joshi	1.00	Nil	Nil	Nil
V V Kannnan	2.36	0.50	0.68	0.44
Rahul Swarup	3.80	0.84	0.98	1.89
J. Avinash	2.11	0.56	Nil	2.06
Rustom Irani	2.79	0.60	0.57	3.51
George A. Ajit	2.51	0.59	0.78	1.71
S Srinivasan	Nil	Nil	Nil	1.51

     The following table sets forth all stock options granted by us during the fiscal year ended March 31, 2002 to our executive officers.

Option Grant Table

	Equity Shares
	Underlying Option
Name	Grant	Exercise Price		Expiration Date

R. Ramaraj	26,040	Rs.	169.3	20-12-2004
George Zacharias	20,040	Rs.	169.3	20-12-2004
T.R. Santhanakrishnan	20,040	Rs.	169.3	20-12-2004
Rahul Swarup	12,840	Rs.	169.3	20-12-2004
J. Avinash	6,840	Rs.	169.3	20-12-2004
Rustom Irani	9,240	Rs.	169.3	20-12-2004
George A. Ajit	9,240	Rs.	169.3	20-12-2004
S Srinivasan	6,000	Rs.	169.3	20-12-2004

No executive officer exercised stock options during the fiscal year ended March 31, 2002.

     In February 2000, we entered into Executive Employment Agreements with each of Messrs. Ramaraj, Zacharias, Santhanakrishnan, Swarup, Irani and Ajit. These agreements provide for base and bonus compensation and additional benefits and require that we indemnify these officers for specified expenses incurred by them in connection with their employment by our company. These agreements also contain confidentiality and invention assignment provisions. In addition, these agreements provide for specified payments in connection with a termination of employment after a change of control of our company or in certain other circumstances. For additional information, please see the Executive Employment Agreements filed as exhibits to this annual report.

Stock Ownership

     The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2002 by each director and our Chief Executive Officer. The table gives effect to equity shares issuable within 60 days of March 31, 2002 upon the exercise of all options and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

Equity Shares
Beneficially Owned

Beneficial Owner	Number	Percent

R. Ramaraj (1)	370,000	1.6
B. Ramalinga Raju	100	*
T. H. Chowdary	—	—
Donald Peck	—	—
C. Srinivasa Raju	—	—
S. Srinivasan	—	—

*	Less than 1% of total.

(1)	Excludes options to purchase (a) 20,000 equity shares with an exercise price of $76.95 per share granted on June 1, 2000, (b) 2,500 equity shares with an exercise price of $135.45 per share granted on January 26, 2000, (c) 7,500 equity shares with an exercise price of Rs.350 per share granted on September 20, 1999 and (d) 26,040 equity shares with an exercise price of $3.53 per share granted on November 21, 2001 to Mr. Ramaraj which expire three years and one month from the date of grant.

     As of March 31, 2002, we had 23,202,176 outstanding equity shares, of which 12,840,573 are held in India. As of March 31, 2002, there were approximately 45,000 record holders of ADRs evidencing 23,733,612 ADSs (representing 5,933,403 equity shares).

Associate Stock Option Plan

     We have an Associates Stock Option Plan, or ASOP, which provides for the grant of options to employees of our company. The ASOP was approved by our Board of Directors and our shareholders in March 1999. A total of 1.2 million equity shares are reserved for issuance under our Associate Stock Option Plan. As of March 31, 2002, we had outstanding an aggregate of 583,840 options (net of 353,280 options forfeited by employees and 200 options exercised for equity shares) under our ASOP with a weighted average exercise price equal to approximately Rs.1,515 per equity share.

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

     An employee holding options may apply for conversion of the options on a date specified therein which is referred to as the conversion date. The options are not transferable by an employee on or before the conversion date, except to the Trust should the employee cease to be an employee by reason of resignation, dismissal or termination of employment due to reasons of non-performance or otherwise. On exercise of the option, the employee submits a letter of conversion to the Trust for allotment of our equity shares in his or her name. The Trust collects the consideration for conversion arrived at as a product of number of options converted and the conversion price as reduced by the price of the options paid by the employee for the number of options converted by the employee. The equity shares transferred to the employee after conversion from options is the absolute property of the employee and will be held by the employee. Upon the filing with the U.S. Securities and Exchange Commission of a registration statement on Form S-8 covering the shares issuable under the ASOP, we expect that participants in the ASOP will be able to receive ADSs upon exercise of their options.

Employees

     As of March 31, 2002, we had 887 employees. We anticipate maintaining the current size of our employee base over the next year. We had 1,185 employees, 622 employees and 340 employees, respectively, as of March 31, 2001, March 31, 2000 and March 31, 1999. The 231 employees previously engaged in our software services division have been transferred to Satyam Computer Services in connection with the sale of that division to our parent company. Of our current employees, 101 are administrative, 215 form our sales and marketing staffs and 571 are dedicated to technology, technical support and customer care. None of our employees are represented by a union. We believe that our relationship with our employees is good.

Item 7. MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

Principal Stockholders

     The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2002 by each person or group of affiliated persons who is known by us to beneficially own 5% or more of our equity shares. The table gives effect to equity shares issuable within 60 days of March 31, 2002 upon the exercise of all options and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned. Mr.B.Ramalinga Raju, the Chairman of our Board of Directors, is the Chairman of the Board of Directors and a stockholder of Satyam Computer Services. Messrs. Satyam Ramnauth and Pierre Guy Noel, directors of International Venture Capital Management, which manages South Asia Regional Fund, exercise voting control and dispositive power over the equity shares owned by South Asia Regional Fund. Mr. Peck, a director of our company, is affiliated with South Asia Regional Fund.

	Equity Shares
	Beneficially Owned

Beneficial Owner	Number	Percent

Satyam Computer Services Limited	12,182,600	52.5%
Mayfair Centre, S P Road
Secunderabad 500 003
India
South Asia Regional Fund	3,600,000	15.5
Les Cascades Building
Edith Cavell Street
Port Louis
Mauritius

Control of Registrant

     Satyam Computer Services beneficially owned approximately 52.5% of our equity shares as of March 31, 2002. As a result, it is presently able to exercise control over many matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. Under Indian law, a simple majority is sufficient to control all stockholder action except for those items which require approval by a special resolution. However, approval of South Asia Regional Fund is required for certain specified corporate transactions, even if the transaction otherwise requires only a simple majority of our stockholders, in accordance with the Share Subscription and Shareholders’ Agreement, dated February 5, 1999. If a special resolution is required, the number of votes cast in favor of the resolution must be not less than three times the number of votes cast against it. Examples of actions that require a special resolution include:

•	altering our Articles of Association;

•	issuing additional shares of capital stock, except for pro rata issuances to existing stockholders;

•	commencing any new line of business; and

•	commencing a liquidation.

     Circumstances may arise in which the interests of Satyam Computer Services or a subsequent purchaser of the shares owned by it could conflict with the interest of our other stockholders or holders of our ADSs. Such a control stockholder could prevent or delay a change in control of our company even if a transaction of that sort would be beneficial to our other stockholders, including the holders of our ADSs.

     On February 5, 1999, we entered into a Share Subscription and Shareholders’ Agreement, or Shareholders’ Agreement, with Satyam Computer Services, South Asia Regional Fund, or SARF, and Mr. B. Ramalinga Raju, the Chairman of our Board of Directors, which was subsequently amended effective September 14, 1999. Pursuant to the Shareholders Agreement, Satyam Computer Services and SARF are entitled to nominate four directors and one director, respectively, to our Board of Directors so long as they continue to own at least 50.1% and 5.0%, respectively, of our issued ordinary share capital. The Shareholders Agreement also provides specified additional rights to SARF.

Related Party Transactions

     Satyam Computer Services is our parent company. In fiscal 2002, we sold an aggregate of Rs.178.9 million in services to Satyam Computer Services and its affiliates. Also in fiscal 2002, we purchased an aggregate of Rs.23.8 million in software and services from Satyam Computer Services and its affiliates. We believe that the foregoing transactions with Satyam Computer Services and its affiliates were on terms no less favorable to our company than could have been obtained from independent third parties.

     In October 2001, we announced our proposal to divest our software services business, which principally involves business to business e-commerce and website development services including our strategic relationships with Open Market and Sterling Commerce, to our parent company, Satyam Computer Services. On February 28, 2002 our stockholders approved the divesture of our software services business to Satyam Computer Services. We received $7.2 million of cash proceeds in connection with this transaction. Our software services business represented approximately 18% of our revenues for fiscal 2002. The objective of the divestment, is to permit Satyam Computer Services to concentrate on its core business of software services and to permit us to concentrate in Internet services.

     In October 2001, we entered into a loan transaction with CricInfo Limited for the issuance of unsecured convertible notes by CricInfo with a principal amount of up to GBP 1.0 million, subject to the satisfaction of certain performance measures by CricInfo. These notes, which provide for an interest rate of 8.0% per annum, are convertible into CricInfo shares by us at any time and redeemable by CricInfo on October 5, 2004. On March 13, 2002, we entered into an arrangement to subscribe to a further issue of convertible notes for an additional amount of up to GBP 0.5 million by CricInfo that will be subject to the same terms as the original issue, thereby increasing our total subscription to GBP 1.5 million.

Item 8. FINANCIAL INFORMATION

Financial Statements

     We have elected to provide financial statements pursuant to Item 18 of Form 20-F.

Legal Proceedings

     On November 5, 2001, a securities class action lawsuit was filed in the United States District Court for the Southern District of New York on behalf of all persons who acquired our ADSs between October 20, 1999 and December 6, 2000. Satyam Infoway, certain of the executive officers of Satyam Infoway, and certain underwriters involved in our initial public offering of ADSs are named as defendants in the complaint. This complaint alleges that certain of the underwriters of our initial public offering violated the federal securities laws by failing to disclose that they had solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased our ADSs in our initial public offering, and had entered into undisclosed arrangements with certain investors whereby the underwriters allocated shares in our initial public offering to those investors in exchange for their agreement to purchase our ADSs in the after-market at pre-determined prices. The complaint also alleges that the defendants violated the federal securities laws by issuing a registration statement in connection with the our initial public offering that contained material misstatements and/or omissions because it did not disclose that these allegedly undisclosed arrangements had occurred. The complaint seeks damages on behalf of all those who purchased or otherwise acquired our ADSs during the period covered by the complaint. The deadline for defendants to respond to the complaint has not yet expired. We believe we have meritorious defenses and intend to defend this action vigorously. However, we could be forced to incur material expenses in the litigation, and in the event there is an adverse outcome, our business could be harmed.

     Our subsidiary IndiaWorld Communications is involved in pending litigation relating to the IndiaWorld trademark in Federal Court in San Diego, California with a third party located in the United States. IndiaWorld Communications commenced the lawsuit alleging, among other things, that the third party fraudulently registered and used the IndiaWorld trademark, and committed copyright infringement and misappropriation of content of IndiaWorld Communications’ website. The third party filed a counterclaim against us and IndiaWorld Communications alleging, among other things, that the activities of IndiaWorld Communications infringe a United States trademark for the term “Indiaworld” and associated logos and trade dress purportedly owned by this third party, and that the third party has an ownership interest in the underlying assets of IndiaWorld Communications. On August 9, 2001, the Court granted our motion to dismiss us from this case because the Court found that it did not have personal jurisdiction over us. IndiaWorld Communications is still involved in the case. We have been advised by the prior owners of IndiaWorld Communications that no infringement or misappropriation has taken place. Our contract with the prior owners of IndiaWorld Communications includes an indemnity for past infringement or misappropriation. We and IndiaWorld Communications have also been contacted by a party that alleges, among other things, that he is entitled to an equity ownership in IndiaWorld Communications. We believe that this claim is also covered by the contractual indemnity provided by the prior owners of IndiaWorld Communications. Nonetheless, any dispute such as those described above creates uncertainty as to the possible outcome, including whether or not our indemnity will be effective in protecting us, and also could divert management time and attention away from our business. An adverse outcome that is not indemnified could be material.

     The charges for international gateways and other services presently being provided by VSNL are the subject of a dispute pending before the TRAI and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including our company. VSNL has priced these services at levels which we believe are inconsistent with the terms and conditions on which VSNL has secured the bandwidth for its international gateways. The Telecom Disputes Settlement and Appellate Tribunal has remanded the matter back to the TRAI for denovo consideration. This matter is pending before the TRAI. The resolution of this dispute could have a material impact on our business.

     We are party to additional legal actions arising in the ordinary course of business. Based on information available to us as of March 31, 2002 we believe that we have adequate legal defenses or insurance coverage for these actions and that the ultimate outcome of these actions will not have a material adverse effect on our company.

Dividends

     We have not declared or paid any cash dividends on our equity shares since inception and do not expect to pay any cash dividends for the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. Investors seeking cash dividends should not purchase our ADSs.

     Under Indian law, a corporation may pay dividends upon a recommendation by its Board of Directors and approval by a majority of its stockholders. Any future cash dividends on our equity shares represented by ADSs will be paid to the depositary in rupees and will generally be converted into dollars by the depositary and distributed to holders of ADSs, net of the depositary’s fees and expenses.

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

     The number of outstanding equity shares in our company as of March 31, 2002 was 23,202,176. As of March 31, 2002, there were approximately 45,000 record holders of ADRs evidencing 23,733,612 ADSs (representing 5,933,403 equity shares).

Price History

     Our ADSs commenced trading on the Nasdaq National Market on October 19, 1999. The tables below set forth, for the periods indicated, high and low trading prices for our ADSs:

     Prior Fiscal Years

	Price Range

Fiscal Year ended	High	Low

March 31, 2000 (beginning October 19, 1999)	$113.00	$7.50
March 31, 2001	64.00	2.94
March 31, 2002	4.40	0.72

     Quarters of Prior Fiscal Years

Fiscal Year ended March 31, 2001

First Quarter	$64.00	$15.00
Second Quarter	23.25	11.75
Third Quarter	13.63	3.38
Fourth Quarter	8.25	2.94

Fiscal Year ended March 31, 2002

First Quarter	$4.40	$2.50
Second Quarter	3.55	0.72
Third Quarter	3.19	0.85
Fourth Quarter	2.79	1.46

     Months of Prior Fiscal Year

	Price Range

Month	High	Low

December 2001	2.74	1.45
January 2002	2.79	1.46
February 2002	2.20	1.57
March 2002	1.87	1.55
April 2002	1.61	1.03
May 2002	1.25	0.90

The initial public offering of our ADSs was priced on October 18, 1999 at a price of $4.50 per ADS.

Item 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

     Our authorized share capital is 35,000,000 shares, par value Rs.10 per share. As of March 31, 2002, 23,202,176 equity shares were issued and outstanding.

     The equity shares are our only class of share capital. However, our Articles of Association and the Companies Act permit us to issue classes of securities in addition to the equity shares. For the purposes of this annual report, “shareholder” means a shareholder who is registered as a member in the register of members of our company.

     A total of 1.2 million equity shares are reserved for issuance under our Associate Stock Option Plan, or ASOP. As of March 31, 2002, we had outstanding an aggregate of 583,840 options (net of 353,280 options forfeited by employees and 200 options exercised for equity shares) under our ASOP with a weighted average exercise price equal to approximately Rs.1,515 per equity share. The unamortized deferred compensation related to these grants amounted to Rs.75.0 million as of March 31, 2002.

     Under our Memorandum of Association, the main objectives of our company include:

•	developing, servicing and selling or leasing data through direct or electronic media, developing a wide area of communications network and providing value-added services on the network for the development, service, purchase or sale of computers, software and related products in order to provide marketing services; and

•	designing and developing systems and application software for sale in and outside of India, and designing and developing systems and applications software for or on behalf of manufacturers, owners and users of computer systems and digital or electronic equipment.

     On February 5, 1999, we entered into the Shareholders’ Agreement with Satyam Computer Services, SARF and Mr. B. Ramalinga Raju, which was subsequently amended effective September 14, 1999. The Shareholders’ Agreement grants “tag-along” rights to SARF in the event of a sale of our equity shares by Satyam Computer Services as well as customary information and inspection rights. Sterling Commerce has similar rights pursuant to the stockholders agreement in connection with the sale of our equity shares to Sterling Commerce. The Shareholders’ Agreement with SARF provides that upon the occurrence of specified events, SARF may require Satyam Computer Services to repurchase our equity shares owned by SARF. The Shareholders’ Agreement also granted to Satyam Computer Services and SARF warrants to purchase up to an aggregate of 750,000 of our equity shares. Upon the completion of our initial public offering in October 1999, Satyam Computer Services and SARF exercised these warrants for an exercise price equal to approximately 67% of our initial public offering price, or $12.00 per equity share, and we issued an aggregate of 150,000 and 600,000 equity shares to Satyam Computer Services and SARF, respectively.

     Dividends

     Under the Companies Act, unless our Board of Directors recommends the payment of a dividend, we may not declare a dividend. Similarly, under our Articles, although the shareholders may, at the annual general meeting, approve a dividend in an amount less than that recommended by the Board, they cannot increase the amount of the dividend. In India, dividends generally are declared as a percentage of the par value of a company’s equity shares. The dividend recommended by the Board, if any, and subject to the limitations described above, is distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the approval by the shareholders at the annual general meeting. Pursuant to our Articles, our Board has discretion to declare and pay interim dividends without shareholder approval. With respect to equity shares issued during a particular fiscal year (including any equity shares underlying ADSs issued to the depositary in connection with the offering or in the future), cash dividends declared and paid for such fiscal year generally will be prorated from the date of issuance to the end of such fiscal year.

     Under the Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend greater than 10% of the par value of its equity shares, a company is required under the Companies Act to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10% depending upon the dividend percentage to be declared in such year. The Companies Act further provides that, in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of the company’s accumulated profits, subject to the following conditions:

•	the rate of dividend to be declared may not exceed 10% of its paid up capital or the average of the rate at which dividends were declared by the company in the prior five years, whichever is less;

•	the total amount to be drawn from the accumulated profits earned in the previous years and transferred to the reserves may not exceed an amount equivalent to 10% of its paid up capital and free reserves, and the amount so drawn is to be used first to set off the losses incurred in the fiscal year before any dividends in respect of preference or equity shares are declared; and

•	the balance of reserves after withdrawals shall not fall below 15% of its paid up capital.

     For additional information, please see “Item 8. Financial Information-Dividends.” Until April 1, 2002, a tax of 10.2%, including the applicable surcharge, of the total dividend declared, distributed or paid for a relevant period is payable by our company. For additional information, please see “Item 5. Operating and Financial Review and Prospects — Income Tax Matters.”

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

     Preemptive Rights and Issue of Additional Shares

     The Companies Act gives shareholders the right to subscribe for new shares in proportion to their respective existing shareholdings unless otherwise determined by a special resolution passed by a general meeting of the shareholders. For approval, a special resolution must be approved by a number of votes which is not less than three times the number of votes against the special resolution. At our 2000 Annual General Meeting, our stockholders approved a special resolution pursuant to which we may issue up to one million equity shares (equivalent to four million ADSs) in connection with acquisitions, 268,500 of which we issued in connection with our acquisition of IndiaWorld Communications, 551,180 of which we issued in connection with our acquisition of a 25% stake in CricInfo Limited and 113,798 of which we issued in connection with our acquisition of Indiaplaza.com. At our 2001 Annual General Meeting, our stockholders approved a special resolution permitting us to issue up to four million additional equity shares (equivalent to 16 million ADSs) in connection with acquisitions or capital raising transactions, and ADS holders are deemed to have waived their preemptive rights with respect to these shares and our Board of Directors is able to approve the issuance of these shares without further action of our stockholders.

     Each of our directors is entitled to receive a sitting fee not exceeding Rs.2,000 for every Board and Committee meeting as well as all traveling and out-of-pocket expenses incurred in attending such meetings. Our Board of Directors may from time to time or at any time at its discretion raise or borrow any sum of money for use by our company. Unless otherwise determined by our company in a general meeting, our directors are not required to hold any shares of our company’s capital stock to qualify to serve. For additional information, please see “Item 6. Director, Senior Management and Employees - Board Composition,” “- Board Committees” and “- Director and Officer Compensation.”

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

     2002 Annual General Meeting

     Our Annual General Meeting for the 2002 fiscal year was held on June 17, 2002 at 12:30 p.m. (local time) at the registered office of our company, II Floor, Mayfair Centre, 1-8-303/36, S.P. Road, Secunderabad, 500 003, India The matters brought in front of our stockholders at this meeting are described in a Notice of Sixth Annual General Meeting were mailed to stockholders on or about May 18, 2002 and were also filed with the Commission on a Form 6-K. Please see that filing for a description of the matters to be considered by our stockholders at the meeting. All of such matters were approved by our stockholders at the meeting.

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

     Any shareholder may appoint a proxy. The instrument appointing a proxy must be delivered to us at least 48 hours prior to the meeting. A proxy may not vote except on a poll. A corporate shareholder may appoint an authorized representative who can vote on behalf of the shareholder, both upon a show of hands and upon a poll.

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

     To determine which shareholders are entitled to specified shareholder rights, we may close the register of shareholders. The Companies Act requires us to give at least seven days’ prior notice to the public before such closure. We may not close the register of shareholders for more than thirty consecutive days, and in no event for more than forty-five days in a year.

     Following the introduction of the Depositories Act, 1996, and the repeal of Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in some circumstances, the equity shares of a public company are freely transferable, subject only to the provisions of Section 111A of the Companies Act. Since we are a public company, the provisions of Section 111A will apply to us. Our Articles currently contain provisions which give our directors discretion to refuse to register a transfer of shares in some circumstances. According to our Articles, our directors are required to exercise this right in the best interests of our company. While our directors are not required to provide a reason for any such refusal in writing, they must give notice of the refusal to the transferee within two month after receipt of the application for registration of transfer by our company. In accordance with the provisions of Section 111A(2) of the Companies Act, our directors may exercise this discretion if they have sufficient cause to do so. If our directors refuse to register a transfer of shares, the shareholder wishing to transfer his, her or its shares may file a civil suit or an appeal with the Company Law Board, or CLB. Pursuant to Section 111A(3), if a transfer of shares contravenes any of the provisions of the Securities and Exchange Board of India Act, 1992 or the regulations issued thereunder or the Sick Industrial Companies (Special Provisions) Act, 1985 or any other Indian laws, the CLB may, on application made by the company, a depositary incorporated in India, an investor, the Securities and Exchange Board of India or other parties, direct the rectification of the register of records. The CLB may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its investigation into the alleged contravention. Notwithstanding such investigation, the rights of a shareholder to transfer the shares will not be restricted.

     Under the Companies Act, unless the shares of a company are held in a dematerialized form, a transfer of shares is effected by an instrument of transfer in the form prescribed by the Companies Act and the rules thereunder together with delivery of the share certificates. Our transfer agent is Citibank, N.A.-Mumbai branch.

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

     Company Acquisition of Equity Shares

     Under the Companies Act, approval of at least 75% votes in favor, of a company’s shareholders present in person or by proxy as the case may be, voting on the matter and approval of the High Court of the State in which the registered office of the company is situated is required to reduce a company’s share capital. A company may, under some circumstances, acquire its own equity shares without seeking the approval of the High Court. However, a company would have to extinguish the shares it has so acquired within the prescribed time period. Generally, a company is not permitted to acquire its own shares for treasury operations. An acquisition by a company of its own shares (without having to obtain the approval of the High Court) must comply with prescribed rules, regulations and conditions as laid down in the Companies Act and the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998, or Buy-back Regulations. However, the Buy-back Regulations apply only to public companies listed on a recognized Indian stock exchange and will therefore not apply our company.

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

Material Contracts

     You should read the following description of our material contracts in conjunction with the descriptions of our acquisitions and investments and our relationships with strategic partners as described under “Item 4. — Information on the Company.”

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

     Government of India policies permit a maximum level of foreign equity investment of 74% in Internet service providers. Our license was reissued April 2002, allowing us a maximum level of foreign equity investment of 74% and also permitting us to provide Internet telephony, subject to the terms of operation as detailed in the license.

     In March 2002, the DOT issued a letter of intent permitting us to provide international long distance services. Our license also requires us to ensure that objectionable, obscene and unauthorized content, or any other content, messages or communications infringing copyrights, intellectual property rights and domestic and international cyberlaws or which is inconsistent with the laws of India, is not carried on our network. Although under the terms of our license we are free to fix the prices we charge our subscribers, the TRAI may set prices for the provision of Internet access services generally. We are permitted to use encryption to safeguard information transmitted over our network. However, if we use a higher level of encryption than that specified by the Government of India, our license requires us to deposit a set of keys with the Government of India. License fees are waived through October 31, 2003, and a nominal license fee of Rs.1 per annum is payable from November 1, 2003. Our obligations under the license are secured by a performance bank guarantee in the amount of Rs.29.2 million ($0.6 million) as of March 31, 2002.

     Sale of software services division. In October 2001, we announced our proposal to divest our software services business, which principally involves business to business e-commerce and website development services including our strategic relationships with Open Market and Sterling Commerce, to our parent company, Satyam Computer Services. On February 28, 2002 our stockholders approved the divesture of the software services business to Satyam Computer Services. We received $7.2 million of cash proceeds in connection with this transaction. Our software services business represented approximately 18% of our revenues for fiscal 2002. The objective of the divestment is to permit Satyam Computer Services to concentrate on its core business of software services and to permit us to concentrate in Internet services.

     Convertible notes by CricInfo. In October 2001, we entered into a loan transaction with CricInfo Limited for the issuance of unsecured convertible notes by CricInfo with a principal amount of up to GBP 1.0 million, subject to the satisfaction of certain performance measures by CricInfo. These notes, which provide for an interest rate of 8.0% per annum, are convertible into CricInfo shares by us at any time and redeemable by CricInfo on October 5, 2004. On March 13, 2002, we entered into an arrangement to subscribe to a further issue of convertible notes for an additional amount of up to GBP 0.5 million by CricInfo that will be subject to the same terms as the original issue, thereby increasing our subscription to GBP 1.5 million.

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

     ADR Guidelines

     Shares of Indian companies represented by ADSs, subject to sectoral limits and the guidelines issued thereunder, are no longer required to be approved for issuance to foreign investors by the either Ministry of Finance or the Reserve Bank of India under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993, as modified from time to time, notified by the Government of India. This change was effected through the guidelines for ADR and GDR issues by Indian companies issued by the Ministry of Finance on January 19, 2000 and a notification issued by the Reserve Bank of India. Hence we do not require the approval of the Ministry of Finance and the Reserve Bank of India under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993. However, we will be required to furnish full particulars of the issue, including the underlying equity shares representing the ADRs, to the Ministry of Finance and the Reserve Bank of India within 30 days of the completion of an offering.

     Further, pending utilization of foreign exchange resources raised by issue of ADRs, Indian companies may invest the proceeds in foreign exchange in:

     (a)  deposits with or certificates of deposit or other instruments of banks who have been rated not less than A1+ by Standard and Poor or B1 by Moody’s for short term obligations;

     (b)  deposits with branches outside India of an authorized dealer in India; and

     (c)  treasury bill and other monetary instruments with a maturity or unexpired maturity of the instrument of one year or less.

     The Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme is distinct from other policies or facilities, as described below, relating to investments in Indian companies by foreign investors. The issuance of ADSs pursuant to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme also affords to owners of ADSs the benefits of Section 115AC of the Indian Income-tax Act, 1961 for purposes of the application of Indian tax law. For additional information, please see “Taxation — Indian Taxation.”

     Foreign Direct Investment

     Currently, subject to certain exceptions, foreign direct investment and investment by individuals of Indian nationality or origin residing outside India, or non-resident Indians, and overseas corporate bodies at least 60% owned by such persons, or overseas corporate bodies, in Indian companies do not require the specific prior approval of the Foreign Investment Promotion Board, or FIPB, a body formed by the Government of India to negotiate with large foreign companies interested in making long-term investments in India. Furthermore, henceforth no prior approval of the Reserve Bank of India is required although a post-investment declaration in giving details of the foreign investment in the company pursuant to the ADR issue must be filed with the Reserve Bank of India within thirty days of our ADR offering. However, the waiver of approval by the FIPB and the RBI is unavailable in certain industries which have been identified by the Government of India. The waiver of approval would not apply in the following cases:

•	foreign investment in industries that require an industrial license;

•	foreign investment being more than 24% in the equity capital of manufacturing items reserved for small scale industries;

•	all proposals in which the foreign collaboration has a previous venture/tie-up in India in the relevant sector;

•	all proposals relating to acquisition of shares in an existing company by a foreign investor;

•	all proposals for investment in the industries specified by the Government of India; and

•	all proposals for investment in specified industries where the proposed investment is in excess of the sectoral caps specified therein.

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

     Notwithstanding the foregoing, Government of India policies permit a maximum level of foreign equity investment of 74% in Internet service providers. Our license was reissued in April 2002, allowing us a maximum level of foreign equity investment of 74% and also permitting us to provide Internet telephony, subject to the terms of operation as detailed in the license.

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

     Apart from portfolio investments in Indian companies, non-resident Indians and overseas corporate bodies may also invest in Indian companies through foreign direct investments. For additional information, please see “— Foreign Direct Investment.” Under the foreign direct investment rules, non-resident Indians and overseas corporate bodies may invest up to 100% in high-priority industries in which other foreign investors are permitted to invest only up to 50%, 51%, 74% or 100%, depending on the industry category.

     Investment by Foreign Institutional Investors

     In September 1992, the Government of India issued guidelines which enable foreign institutional investors, including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated/institutional portfolio managers, to make portfolio investments in the securities of listed and unlisted companies in India. Under the guidelines, foreign institutional investors must obtain an initial registration from the Securities and Exchange Board of India to make these investments. Foreign institutional investors must also comply with the provisions of the Securities Exchange Board of India Foreign Institutional Investors Regulations, 1995. When it receives the initial registration, the foreign institutional investor also obtains general permission from the Reserve Bank of India to engage in transactions regulated under the Indian Foreign Exchange Regulation Act. Together, the initial registration and the Reserve Bank of India’s general permission enable the registered foreign institutional investor to buy, subject to the ownership restrictions discussed below, and sell freely securities issued by Indian companies whether or not they are listed, to realize capital gains on investments made through the initial amount invested in India, to subscribe or renounce rights offerings for shares, to appoint a domestic custodian for custody of investments held and to repatriate the capital, capital gains, dividends, income received by way of interest and any compensation received towards sale or renunciation of rights offerings of shares. The foreign institutional investor regulations also set out the general obligations and responsibilities and investment conditions and restrictions applicable to foreign institutional investors. One such restriction is that unless the foreign Institutional Investor is registered as a debt fund with the Securities Exchange Board of India, the total investment in equity and equity-related instruments should not be less than 70% of the aggregate of all investments of a foreign institutional investor in India.

     Apart from making portfolio investments in Indian companies as described above, foreign institutional investors may direct foreign investments in Indian companies. For additional information, please see “— Foreign Direct Investment.”

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

     Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 approved by the Securities and Exchange Board of India in January 1997 and notified by the Government of India in February 1997, which replaced the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Resolutions, upon the acquisition (directly or indirectly) of more than 5% of the outstanding shares (the aggregate of the existing shares and the newly acquired shares) of a listed public Indian company, a purchaser is required to notify the company, and the company is required to notify all the stock exchanges on which the shares of the company are listed, of the purchaser’s shareholdings or voting rights in that company within four working days of (a) the receipt of allotment information or (b) the acquisition of shares or voting rights, as the case may be. Before the acquisition of 15% or more of such shares or a change in control of the company, either by himself or with others acting in concert the purchaser is required to make annual disclosures of the purchaser’s holdings in the company and to make an open offer to the other stockholders offering to purchase at least 20% of all the outstanding shares of the company at a minimum offer price as determined pursuant to the new regulations. A purchaser who holds between 15.0% and 75.0% of a company’s shares cannot acquire additional shares or voting rights that would entitle the purchaser to exercise an additional 5.0% of the voting rights in any 12-month period unless such purchaser makes a public announcement offering to acquire an additional 20% of the company’s shares. Upon conversion of ADSs into equity shares, an ADS holder will be subject to the Takeover Code. The Takeover Code does not apply to purchases involving the acquisition of shares (i) by allotment in a public, rights and preferential issue, (ii) pursuant to an underwriting agreement, (iii) by registered stockbrokers in the ordinary course of business on behalf of customers, (iv) in unlisted companies, (v) pursuant to a scheme of reconstruction or amalgamation or (vi) pursuant to a scheme under Section 18 of the Sick Industrial Companies (Special Provisions) Act, 1985. The Takeover Code does not apply to purchases in the ordinary course of business by public financial institutions either on their own account or as a pledgee. In addition, the Takeover Code does not apply to the purchase of ADSs so long as they are not converted into equity shares. However, since we are an unlisted company, the provisions of the new regulations will not apply to us. If our shares are listed on an Indian stock exchange in the future, the new regulations will apply to the holders of our ADSs.

     Open market purchases of securities of Indian companies in India by foreign direct investors or investments by non-resident Indians, overseas corporate bodies and foreign institutional investors above the ownership levels set forth above require Government of India approval on a case-by-case basis.

     Voting Rights of Deposited Equity Shares Represented by ADSs

     Holders of ADSs generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the equity shares represented by the related ADSs. At our request, the depositary bank will mail to the holders of ADSs any notice of stockholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

     If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions. In the event that voting takes place by a show of hands, the depositary bank will cause the custodian to vote all deposited securities in accordance with the instructions received by holders of a majority of the ADSs for which the depositary bank receives voting instructions.

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

     Under Indian law, subject to the presence in person at a stockholder meeting of persons holding equity shares representing a quorum, all resolutions proposed to be approved at that meeting are voted on by a show of hands unless a stockholder present in person at the meeting demands that a poll be taken. Equity shares not represented in person at the meeting, including equity shares underlying ADSs for which a holder has provided voting instructions to the depositary bank, are not counted in a vote by show of hands. As a result, only in the event that a stockholder present at the meeting demands that a poll be taken will the votes of ADSs holders be counted. Securities for which no voting instructions have been received will not be voted on a poll.

     As a foreign private issuer, we are not subject to the SEC’s proxy rules which regulate the form and content of solicitations by United States-based issuers of proxies from their stockholders. To date, our practice has been to provide advance notice to our ADS holders of all stockholder meetings and to solicit their vote on such matters, through the depositary, and we expect to continue this practice. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the SEC’s proxy rules.

Taxation

     Indian Taxation

     General. The following relates to the principal Indian tax consequences for holders of ADSs and equity shares received upon withdrawal of such equity shares who are not resident in India, whether of Indian origin or not. We refer to these persons as non-resident holders. The following is based on the provisions of the Income-tax Act, 1961, including the special tax regime contained in Section 115AC and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme, 1993. The Income-tax Act is generally amended or changed by amendments carried out through the Finance Act enacted every year as a part of the budget approvals.

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

     Residence. For purposes of the Income-tax Act, an individual is considered to be a resident of India during any fiscal year if he or she is in India in that year for:

•	a period or periods amounting to 182 days or more; or

•	60 days or more and, in case of a citizen of India or a person of Indian origin, who, being outside India, comes on a visit to India, is in India for 182 days or more effective April 1, 1995 and in each case within the four preceding years has been in India for a period or periods amounting to 365 days or more.

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

     Taxation of Distributions. There is no withholding tax on dividends paid to stockholders. Until April 1, 2002, however, the company paying the dividend is subject to a dividend distribution tax of 10.2%, including the applicable surcharge of 2.0%, on the total amount it distributes, declares or pays as a dividend. This dividend distribution tax is in addition to the normal corporate tax of 36.8%, including the presently applicable surcharge of 5.0% for fiscal 2003.

     Any distributions of additional ADSs, equity shares or rights to subscribe for equity shares made to non-resident holders with respect to ADSs or equity shares will not be subject to Indian tax. Similarly, the acquisition by a non-resident holder of equity shares upon redemption of ADSs will not constitute a taxable event for Indian income tax purposes. Such acquisition will, however, give rise to a stamp duty as described below under “Stamp Duty and Transfer Tax.”

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

     Subject to any relief provided pursuant to an applicable tax treaty, any gain realized on the sale of equity shares to an Indian resident or inside India generally will be subject to Indian capital gains tax which is to be withheld at the source by the buyer. However, the acquisition by non-resident holders of equity shares in exchange for ADSs will not be subject to Indian capital gains tax. Under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme, the cost of acquisition of equity shares received in exchange for ADSs will be the cost of the underlying shares on the date that the depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs. In the case of companies listed in India, the cost of acquisition of the equity shares would be the price of the equity shares prevailing on the Stock Exchange, Mumbai or the National Stock Exchange on the date the depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs. However, the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme and Section 115AC do not provide for determination of the cost of acquisition for the purposes of computing capital gains tax where the shares of the Indian company are not listed on the Stock Exchange, Mumbai or the National Stock Exchange in India. Therefore, in the case of our company, which is not listed on either the Stock Exchange, Mumbai or the National Stock Exchange, the mode of determination of the cost of acquisition of equity shares is unclear. Therefore, the original cost of acquisition of the ADSs may be treated as the cost of acquisition for the purposes of determining the capital gains tax. According to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme, a non-resident holder’s holding period for purposes of determining the applicable Indian capital gains tax rate in respect of equity shares received in exchange for ADSs commences on the date of the notice of the redemption by the depositary to the custodian. The India-U.S. Treaty does not provide an exemption from the imposition of Indian capital gains tax.

     Under Section 115AC, taxable gain realized in respect of equity shares held for more than 12 months, or long-term gain, is subject to tax at the rate of 10%. Taxable gain realized in respect of equity shares held for 12 months or less, or short-term gain, is subject to tax at variable rates with a maximum rate of 48%. In addition, non-corporate foreign assessees are subject to a surcharge of 5.0%. The actual rate of tax on short-term gain depends on a number of factors, including the residential status of the non-resident holder and the type of income chargeable in India.

     Buy-back of Securities. Currently, Indian companies are not subject to any tax in respect of the buy-back of their shares. However, the stockholders will be taxed on any gain at the long-term or short-term, as applicable, capital gains rates. For additional information, please see “— Taxation of Capital Gains.”

     Stamp Duty and Transfer Tax. Upon issuance of the equity shares underlying our ADSs, we are required to pay a stamp duty of 0.1% of the aggregate value of the shares issued, provided that the issue of dematerialized shares is not subject to Indian stamp duty. A transfer of ADSs is not subject to Indian stamp duty. However, upon the acquisition of equity shares from the depositary in exchange for ADSs, the non-resident holder will be liable for Indian stamp duty at the rate of 0.5% of the market value of the equity shares on the redemption date. Similarly upon a sale of shares in physical form, stamp duty at the rate of 0.5% of the market value of the equity shares on the trade date is payable, although customarily such duty is borne by the purchaser. Our equity shares, if and when issued and traded in dematerialized form, are not subject to Indian stamp duty.

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

Income Tax Matters

     As of March 31, 2002, we had a net tax loss carryforward of approximately Rs.3,163.5 million ($64.8 million) for financial reporting purposes. Under Indian law, loss carryforwards from a particular year may be used to offset taxable income over the next eight years.

     The statutory corporate income tax rate and the surcharge thereon are subject to change in line with the changes announced in the Union Budget each year. For the fiscal ended 2002, the rate of corporate income tax was 35% with a surcharge of 2% thereon, resulting in an effective tax rate of 35.7%. For fiscal 2003, while the basic rate will remain at 35%, the surcharge has been increased to 5%, thereby resulting in an effective tax rate of 36.8%. We cannot assure you that the current income tax rate will remain unchanged in the future. We also cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be levied by the Government of India Until April 1, 2002, dividends declared, distributed or paid by an Indian corporation were subject to a dividend tax of 10.2%, including the applicable surcharge for fiscal 2002, of the total amount of the dividend declared, distributed or paid. This tax is not paid by stockholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation before distribution of a dividend. Effective April 1, 2002, Indian companies are no longer be taxed on declared dividends.

     United States Federal Taxation

     The following is a summary of the material U.S. federal income and estate tax consequences that may be relevant with respect to the acquisition, ownership and disposition of equity shares or ADSs. This summary addresses the U.S. federal income and estate tax considerations of holders that are U.S. persons, i.e., citizens or residents of the United States, partnerships or corporations created in or under the laws of the United States or any political subdivision thereof or therein, estates, the income of which is subject to U.S. federal income taxation regardless of its source and trusts for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions and that will hold equity shares or ADSs as capital assets. We refer to these persons as U.S. holders. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, tax-exempt entities, persons that hold equity shares or ADSs as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, persons that have a “functional currency” other than the U.S. dollar or holders of 10% or more, by voting power or value, of the stock of our company. This summary is based on the tax laws of the United States as in effect on the date of this annual report and on United States Treasury Regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date and is based in part on representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

     Each prospective investor should consult his, her or its own tax advisor with respect to the U.S. Federal, state, local and foreign tax consequences of acquiring, owning or disposing of equity shares or ADSs.

     Ownership of ADSs. For U.S. federal income tax purposes, holders of ADSs will be treated as the owners of equity shares represented by such ADSs.

     Dividends. Distributions of cash or property (other than equity shares, if any, distributed pro rata to all stockholders of our company, including holders of ADSs) with respect to equity shares will be includible in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally will be the date of receipt by the depositary, to the extent such distributions are made from the current or accumulated earnings and profits of our company as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by our company exceeds our company’s current and accumulated earnings and profits, it will be treated first as a tax-free return of the U.S. holder’s tax basis in the equity shares or ADSs and thereafter as capital gain.

     A U.S. holder will not be eligible for a foreign tax credit against its U.S. federal income tax liability for Indian dividend distribution taxes paid by our company, unless it is a U.S. company holding at least 10% of our company. U.S. holders should be aware that dividends paid by our company generally will constitute “passive income” for purposes of the foreign tax credit (or, in the case of certain holders, “financial services income”).

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

     Sale or Exchange of equity shares or ADSs. A U.S. holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder’s tax basis in the equity shares or ADSs. Subject to special rules described below governing passive foreign investment companies, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the equity shares or ADSs were held for more than one year. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. The deductibility of capital losses may be subject to limitation.

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

     Passive Foreign Investment Company. A non-U.S. corporation will be classified as a passive foreign investment company for U.S. Federal income tax purposes if either:

•	75% or more of its gross income for the taxable year is passive income; or

•	on a quarterly average for the taxable year by value (or, if it is not a publicly traded corporation and so elects, by adjusted basis) 50% or more of its assets produce or are held for the production of passive income.

     We do not believe that we satisfy either of the tests for passive foreign investment company status. If we were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:

•	pay an interest charge together with tax calculated at maximum ordinary income rates on “excess distributions,” which is defined to include gain on a sale or other disposition of equity shares;

•	if a qualified electing fund election is made, include in their taxable income their pro rata share of undistributed amounts of our income; or

•	if the equity shares are “marketable” and a mark-to-market election is made, mark-to-market the equity shares each taxable year and recognize ordinary gain and, to the extent of prior ordinary gain, ordinary loss for the increase or decrease in market value for such taxable year.

     Backup Withholding Tax and Information Reporting Requirements. Dividends paid on equity shares to a holder who is not an “exempt recipient,” if any, may be subject to information reporting and, unless a holder either furnishes its taxpayer identification number or otherwise establishes an exemption, may also be subject to U.S. backup withholding tax. In addition, information reporting will apply to payments of proceeds from the sale or redemption of equity shares or ADSs by a paying agent, including a broker, within the United States to a U.S.

holder, other than an “exempt recipient.” An “exempt recipient” includes a corporation. In addition, a paying agent within the United States will be required to withhold 31% of any payments of the proceeds from the sale or redemption of equity shares or ADSs within the United States to a holder, other than an “exempt recipient,” if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with such backup withholding requirements.

     The above summary is not intended to constitute a complete analysis of all tax consequences relating to ownership of equity shares or ADSs. You should consult your own tax advisor concerning the tax consequences of your particular situation.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our foreign exchange gain/(loss) was Rs.(0.01) million, Rs.0.6 million, Rs.5.4 million, Rs.162 million and Rs. 44.5 million for fiscal 1998, 1999, 2000, 2001, and 2002 respectively

     We also face market risk relating to foreign exchange rate fluctuations, principally relating to the fluctuation of U.S. dollar to Indian rupee exchange rate. Our foreign exchange risk principally arises from accounts payable to overseas vendors. This risk is partially mitigated as we hold balances in foreign currency with overseas banks.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Under the Companies Act, 1956 of India, or Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders of three-fourths of the company’s shares which are voted on the resolution. At our 2000 Annual General Meeting, our stockholders approved a special resolution permitting us to issue up to one million equity shares (equivalent to four million ADSs) in connection with acquisitions. We issued virtually all of these equity shares in connection with our acquisitions of IndiaWorld Communications and Indiaplaza.com and our investment in CricInfo Limited. At our 2001 Annual General Meeting, our stockholders approved a special resolution permitting us to issue up to four million additional equity shares (equivalent to 16 million ADSs) in connection with acquisitions or capital raising transactions, and ADS holders are deemed to have waived their preemptive rights with respect to these shares and our Board of Directors is able to approve the issuance of these shares without further action of our stockholders.

Item 15. RESERVED

Item 16. RESERVED

PART III

Item 17. FINANCIAL STATEMENTS

     Not applicable.

Item 18. FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

Satyam Infoway Limited

We have audited the accompanying consolidated balance sheets of Satyam Infoway Limited and subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows, for each of the years in the three-year period ended March 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Satyam Infoway Limited and subsidiaries as of March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements as of and for the year ended March 31, 2002 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Indian Rupees have been translated into dollars on the basis set forth in Note 2 of the notes to the consolidated financial statements.

KPMG
Chennai, India
April 17, 2002

SATYAM INFOWAY LIMITED
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and as otherwise stated)

	As at March 31,

	2001		2002		2002

ASSETS
Current assets:
Cash and cash equivalents	Rs.	1,444,307	Rs.	810,500	$16,598
Accounts receivable		826,273		419,961	8,600
Due from officers and employees		11,487		38,675	792
Inventories		110,092		35,426	725
Prepaid expenses		209,335		114,755	2,350
Other current assets		161,653		85,028	1,741

Total current assets		2,763,147		1,504,345	30,806
Property, plant and equipment— net		2,436,120		1,932,046	39,567
Goodwill and other intangible assets		4,478,753		203,306	4,164
Investments in affiliates		1,506,244		308,205	6,312
Investments		9,834		9,477	194
Other assets		307,786		188,895	3,868

Total assets	Rs.	11,501,884	Rs.	4,146,274	$84,911

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current installments of capital lease obligations		4,807		3,218	66
Accrued Liabilities		505,869		499,390	10,227
Deferred revenue		189,117		144,519	2,960
Advances from customers		99,708		15,320	314
Other current liabilities		50,678		21,278	435

Total current liabilities		850,179		683,725	14,002
Non-current liabilities:
Capital lease obligations, excluding current installments		8,028		3,922	80
Deferred Tax Liability				13,388	274
Other liabilities		26,164		39,877	816

Total liabilities		884,371		740,912	15,172

Minority interest		29,177		11,249	230
Stockholders’ equity
Common stock, Rs 10 par value; 35,000,000 equity shares authorized; Issued and outstanding: 23,183,103 and 23,202,176 shares as of March 31, 2001 and March 31, 2002 respectively		231,831		232,022	4,752
Additional paid-in capital		13,669,570		13,649,324	279,527
Deferred compensation — employee stock offer plan		(101,105)		(74,961)	(1,535)
Accumulated deficit		(3,205,864)		(10,408,381)	(213,155)
Accumulated other comprehensive income		(6,096)		(3,891)	(80)

Total stockholders’ equity		10,588,336		3,394,113	69,509

Total liabilities and stockholders’ equity	Rs.	11,501,884	Rs.	4,146,274	$84,911

See accompanying notes to financial statements

SATYAM INFOWAY LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share data and as otherwise stated)

	Year ended March 31,

	2000		2001		2002		2002

Revenues	Rs.	622,725	Rs.	1,225,481	Rs.	1,577,488	$32,306
Cost of revenues (excluding depreciation and amortization)		(281,431)		(1,159,333)		(1,187,684)	(24,323)

Gross profit (excluding depreciation and amortization)		341,294		66,148		389,804	7,983

Operating expenses:
Selling, general and administrative expenses		650,222		1,855,962		1,919,823	39,316
Acquisition expenses		—		—		20,000	410
Amortisation of goodwill		115,992		931,967		292,964	6,000
Impairment of goodwill		—		—		4,127,680	84,532
Amortisation of deferred stock compensation expense		20,627		79,224		14,673	301
Foreign exchange gain		(5,414)		(162,136)		(44,520)	(912)

Total operating expenses		781,427		2,705,017		6,330,620	129,647
Operating loss		(440,133)		(2,638,869)		(5,940,816)	(121,664)
Other income, net		71,852		242,368		32,711	670

Loss before taxes, equity in losses of affiliates and minority interest		(368,281)		(2,396,501)		(5,908,105)	(120,994)
Equity in losses of affiliates		—		(294,540)		(1,268,088)	(25,969)

Losses before income taxes		(368,281)		(2,691,041)		(7,176,193)	(146,963)
Taxes		1,478		(1,707)		—	—
Minority interest		1,799		11,137		17,928	367
Loss from continuing operations	Rs.	(365,004)	Rs.	(2,681,611)	Rs.	(7,158,265)	$(146,596)
Discontinued operations
Income / (loss) from discontinued operations	Rs.	(16,893)	Rs.	172,581	Rs.	(125,373)	$(2,568)
Profit on sale of discontinued operations, net of direct costs		—		—	Rs.	81,121	$1,661

Net loss	Rs.	(381,897)	Rs.	(2,509,030)	Rs.	(7,202,517)	$(147,503)

Net loss per share — continuing operations	Rs.	(19.68)	Rs.	(117.34)	Rs.	(308.59)	$(6.32)
Net loss per share — discontinued operations		(0.91)		7.55		(1.91)	$(0.04)
Net loss per share	Rs.	(20.59)	Rs.	(109.79)	Rs.	(310.50)	$(6.36)
Weighted equity shares used in computing loss per equity share		18,545,399		22,852,600		23,196,428	23,196,428

See accompanying notes to financial statements

SATYAM INFOWAY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share data and as stated otherwise)

	Year ended March 31,

	2000		2001		2002		2002

Net loss from continuing operations	Rs.	(365,004)	Rs.	(2,681,611)	Rs.	(7,158,265)	$(146,596)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation, amortization and impairment of goodwill		252,169		1,400,097		4,977,956	101,945
Equity in losses of affiliates		—		294,540		1,268,088	25,969
Gain on sale of investments		(99)		(28)		—	—
Loss on sale of plant and equipment		—		661		3,652	75
Provision for doubtful receivables		1,695		31,460		101,500	2,079
Deferred taxes		(1,693)		(120)		—	—
Inventory write down		—		—		22,085	452
Minority interest		(1,799)		(11,137)		(17,928)	(367)
Changes in assets and liabilities:
Accounts receivable		(178,941)		(304,155)		(15,997)	(328)
Due from officers and employees		(5,814)		(83,466)		26,152	536
Inventories		(9,639)		(91,670)		50,557	1,035
Prepaid expenses		(181,208)		42,203		94,580	1,937
Other assets		(198,392)		(157,278)		25,974	532
Accrued Liabilities		(47,686)		320,490		(14,477)	(296)
Deferred revenue		77,967		33,298		(39,484)	(809)
Advances from customers		7,403		79,181		(84,388)	(1,728)
Other liabilities		54,148		(5,900)		(15,685)	(321)

Net cash used in continuing operations	Rs.	(596,893)	Rs.	(1,133,435)	Rs.	(775,680)	$(15,885)
Net cash provided by / (used in) discontinued operations	Rs.	69,645	Rs.	(174,927)	Rs.	237,531	$4,864

Net cash used in operating activities	Rs.	(527,248)	Rs.	(1,308,362)	Rs.	(538,149)	$(11,021)

Cash flows from investing activities:
Expenditure on plant and equipment		(643,097)		(1,888,020)		(181,217)	(3,711)
Proceeds from sale of plant and equipment		—		934		12,559	257
Expenditure on investment in affiliates		—		(163,627)		(119,741)	(2,452)
Purchase consideration for acquisition, net of cash		(1,738,825)		(2,233,121)		(11,210)	(230)
Expenditure on license fee		—		(28,000)		(59,240)	(1,213)
Proceeds from sale of investments		—		147		—	—
Expenditure on investments		(5,424)		—		—	—

Net cash used in continuing operations	Rs.	(2,387,346)	Rs.	(4,311,687)	Rs.	(358,849)	$(7,349)
Net cash used in discontinued operations	Rs.	(71,038)	Rs.	(26,804)	Rs.	(71,279)	$(1,460)
Proceeds from sale of discontinued operations	Rs.	0	Rs.	0	Rs.	349,165	$7,151

Net cash used in investing activities	Rs.	(2,458,384)	Rs.	(4,338,491)	Rs.	(80,963)	$(1,658)

Cash flows from financing activities:
Principal payments of long-term debt		(157,833)		(208,167)		—	—
Proceeds from issuance of long-term debt		107,551		—		—	—
Principal payments of short term loans		—		(1,800)		—	—
Principal payments under capital lease obligations		(2,050)		(6,568)		(9,097)	(186)
Net proceeds from issuance of common stock		10,220,041		70		—	—

Net cash used in continuing operations	Rs.	10,167,709	Rs.	(216,465)	Rs.	(9,097)	$(186)

Net cash used in financing activities	Rs.	10,167,709	Rs.	(216,465)	Rs.	(9,097)	$(186)

Effect of exchange rate changes on cash		—		—		(5,598)	(115)
Net increase / (decrease) in cash and cash equivalents		7,182,077		(5,863,318)		(633,807)	(12,980)
Cash and cash equivalents at the beginning of the year		125,548		7,307,625		1,444,307	29,578

Cash and cash equivalents at the end of the year	Rs.	7,307,625	Rs.	1,444,307	Rs.	810,500	$16,598

Supplementary Information
Cash paid towards interest		26,356		11,695		2,838	58
Cash paid towards taxes		425		935		44,958	921
Supplemental schedule of non cash financing and investing activities
Capital leases		7,704		12,994		9,440	193
Additional common stock issued for acquisition of business		—		3,131,364		49,268	1,009
Property plant and equipment purchased on credit during the year		170,587		93,660		80,148	1,641

See accompanying notes to financial statements

SATYAM INFOWAY LIMITED
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share data and as stated otherwise)

	Common Stock			Additional
				Paid In		Comprehensive
	Shares	Par Value		Capital		income

Balance as of March 31, 1999	15,750,000	Rs.	157,500	Rs.	226,636
Common stock issued to the parent Company	150,000		1,500		76,620
Common stock issued during the period	6,349,425		63,494		10,078,427
Compensation related to stock option grants					139,270
Amortization of compensation related to stock option grants
Comprehensive income
Net loss						Rs.	(381,897)
Other comprehensive income
Unrealized gain on investments							1,451

Comprehensive income			—		—		(380,446)

Balance as of March 31, 2000	22,249,425		222,494		10,520,953
Issue of common stock for acquisitions and investments	933,678		9,337		3,122,097
Compensation related to stock option grants					67,676
Amortization of compensation related to stock option grants					86,796
Capital transaction of investee					(41,156)
Comprehensive income
Net loss							(2,509,030)
Other comprehensive income
Common stock, Rs 10 par value; 35,000,000 equity shares authorized; Issued and outstanding: 23,183,103 and 23,202,176 shares as of March 31, 2001 and March 31, 2002 respectively							(7,547)

Comprehensive income			—		—		(2,516,577)

Balance as of March 31, 2001	23,183,103		231,831		13,669,570
Issue of common stock for acquisitions and investments	19,073		191		49,077
Net reversal of compensation related to employee stock option plan					(11,471)
Amortization of compensation related to stock option grants
Capital transaction of investee					(57,852)
Comprehensive income
Net loss							(7,202,517)
Other comprehensive income
Unrealized loss on investments, net							(357)
Foreign exchange translation adjustment							2,562

Comprehensive income			—		—	Rs.	(7,200,312)

Balance as of March 31, 2002	23,202,176	Rs.	232,022	Rs.	13,649,324

Balance as of March 31, 2002	23,202,176		$4,752		$279,527		$(147,457)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Accumulated
	Other		Compensation -				Total
	comprehensive		Employee Stock		Accumulated		Stockholders'
	income		offer plan		deficit		Equity

Balance as of March 31, 1999			Rs.	(1,582)	Rs.	(314,937)	Rs.	67,617
Common stock issued to the parent Company								78,120
Common stock issued during the period								10,141,921
Compensation related to stock option grants				(139,270)				—
Amortization of compensation related to stock option grants				20,627				20,627
Comprehensive income
Net loss						(381,897)		(381,897)
Other comprehensive income
Unrealized gain on investments	Rs.	1,451						1,451

Comprehensive income		—		—		—		—

Balance as of March 31, 2000		1,451		(120,225)		(696,834)		9,927,839
Issue of common stock for acquisitions and investments								3,131,434
Compensation related to stock option grants				(67,676)				—
Amortization of compensation related to stock option grants				86,796
Capital transaction of investee								(41,156)
Comprehensive income
Net loss						(2,509,030)		(2,509,030)
Other comprehensive income
Common stock, Rs 10 par value; 35,000,000 equity shares authorized; Issued and outstanding: 23,183,103 and 23,202,176 shares as of March 31,2001 and March 31, 2002 respectively		(7,547)						(7,547)

Comprehensive income		—		—		—		—

Balance as of March 31, 2001		(6,096)		(101,105)		(3,205,864)		10,588,336
Issue of common stock for acquisitions and investments								49,268
Net reversal of compensation related to employee stock option plan				(31,327)				(42,798)
Amortization of compensation related to stock option grants				57,471				57,471
Capital transaction of investee								(57,852)
Comprehensive income
Net loss						(7,202,517)		(7,202,517)
Other comprehensive income
Unrealized loss on investments, net		(357)						(357)
Foreign exchange translation adjustment		2,562						2,562
Comprehensive income		—		—		—		—

Balance as of March 31, 2002	Rs.	(3,891)	Rs.	(74,961)	Rs.	(10,408,381)	Rs.	3,394,113

Balance as of March 31, 2002		$(80)		$(1,535)		$(213,155)		$69,509

Satyam Infoway Limited
Notes to Consolidated Financial Statements
(In thousands, except share data and as stated otherwise)

1 Description of business

Satyam Infoway Limited (Sify) together with its subsidiaries (the Company) and its affiliates is engaged in providing various services, such as Corporate Network and Technology Services, Internet Access Services, Online Portal and Content Offerings.

Satyam headquartered in Chennai, India is a majority owned subsidiary of Satyam Computer Services Limited (Satyam Computer Services). Satyam Computer Services holds 52.5% of the Company as of March 31, 2002 and is a publicly listed company in the United States and in India.

2 Summary of significant accounting policies

Basis of preparation of financials statements

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP) in Indian Rupees (Rs.), the national currency of India. Solely for the convenience of the reader, the financial statements as of and for the year ended March 31, 2002 have been translated into United States dollars at the noon buying rate in New York City on March 29, 2002, the last business day of March 2002, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of US$1 = Rs.48.83. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or at any other rate on March 31, 2002 or at any other date.

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

Principles of consolidation

The consolidated financial statements of Sify include financial statements of its majority-owned subsidiaries, which are more than 50% owned or where Sify is able to exercise control over the operating and financial policies of the investees. All material inter-company accounts and transactions are eliminated on consolidation.

Investments in affiliates

The Company accounts by the equity method for investments between 20% and 50% or where it would be otherwise able to exercise significant influence over the operating and financial policies of the investees. The excess of cost of the stock of these investees over the Company’s share of their net assets at the acquisition date is being amortized on a straight-line basis over 5 years.

Cash, cash equivalents and short-term investments

The Company considers all highly liquid investments with remaining maturities, at the date of purchase/investment, of three months or less to be cash equivalents. Cash and cash equivalents currently consist of cash and cash on deposit with banks.

Satyam Infoway Limited
Notes to Consolidated Financial Statements
(In thousands, except share data and as stated otherwise)

Revenue recognition

The operating segments of the Company include:

•	Corporate network/data services, which provides private network services, messaging services and web hosting to businesses;

•	Consumer Internet access services, which provides dial-up Internet access and public Internet access through cyber cafés; and

•	Online portal services and content offerings.

These segments recognize revenues on the following basis:

Corporate network/data services

Revenues from corporate network / data services are recognized over the period in which the related services are rendered. Revenues from website hosting are recognized ratably over the period for which the site is hosted. Revenues from the sale of communication hardware and software that are required to provide the Company’s network based services are recognized, upon delivery of the related items or upon delivery and installation, if contract terms so stipulate. The value of installation services is based on either vendor-specific objective evidence of fair value or residual amounts using the residual method as defined in SOP 98-9. Revenues are shown exclusive of sales tax and service tax and net of applicable discounts and allowances.

Internet access services

Dial-up internet access is sold to customers either for a specified number of hours or for an unlimited usage within a specified period of time. Customers purchase a CD that allows them to access the Internet. The amounts received from customers on the sale of these CDs are not refundable. Sify recognizes revenue from sale of CDs based on usage by the customer. At the end of the specified period, the remaining unutilized hours, if any, are recognized as revenue. Revenue from unlimited internet access and electronic mail access is recognized over the specified period.

Public internet access is provided to customers through a chain of Sify owned cyber café and franchisee cyber café outlets. Sify enters into an arrangement with franchisees that provides for the payment of an initial franchisee fee in consideration for establishing the franchisee relationship and providing certain initial services. This initial franchise fee revenue is recognized at the time of commencement of operations by the franchisee, in accordance with SFAS 45, Accounting for Franchise Fee Revenue.

Online portal services

Revenues from banner advertisements and sponsorship contracts are recognized ratably over the period in which the advertisements are displayed. Revenues from electronic commerce transactions are recognized when the transactions are completed.

Inventories

Inventories are generally stated at the lower of cost as determined using the first-in-first-out method (FIFO), and net realisable value.

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

Satyam Infoway Limited
Notes to Consolidated Financial Statements
(In thousands, except share data and as stated otherwise)

Buildings	28 years
Plant and machinery	5 years
Computer equipment	2 years
Office equipment	5 years
Furniture and fixtures	5 years
Vehicles	5 years

Software for internal use is acquired primarily from third-party vendors and is in ready-to-use condition. Costs for acquiring such software are capitalized. Capitalized software costs are amortized on a straight-line basis over the estimated useful life of the software. Software acquired for internal use with estimated useful life of less than one year is expensed upon acquisition. Deposits paid towards the acquisition of plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment not ready to be put to use are disclosed under Construction-in-progress.

Intangible assets

Intangible assets recorded at cost or fair value and are amortized on a straight-line basis over the economic lives of the respective assets, generally between three to five years.

Foreign currency translations

The functional and reporting currency of the Company is the Indian rupee, except that of India Plaza Inc (a wholly owned subsidiary incorporated in United states) whose functional currency is US Dollar. The translation of the US dollar into Indian Rupee is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue and expense accounts using a monthly simple average exchange rate for the respective periods. The gains or losses resulting from such translation are reported in other comprehensive income, a separate component of shareholders’ equity.

Foreign currency transactions

Assets and liabilities denominated in foreign currencies are expressed in the functional currency at the rates of exchange as of the balance sheet date. The unrealized gain or loss resulting from this translation is reflected in the statements of operations. Income and expenses in foreign currencies are expressed in the functional currency at exchange rates prevailing when income is earned or expenses are incurred.

Earnings per share

In accordance with Statement of Financial Accounting Standards (SFAS) No. 128, basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Disclosure of diluted earnings per share is not applicable as the potential equity shares are anti-dilutive.

Income taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which realization is uncertain.

Satyam Infoway Limited
Notes to Consolidated Financial Statements
(In thousands, except share data and as stated otherwise)

Retirement benefits to employees

i) Provident fund

In accordance with Indian law, all employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and employer make monthly contributions to the plan, each equal to a specified percentage of employee’s basic salary. The Company has no further obligations under the plan beyond its monthly contributions.

ii) Gratuity

The Company provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering all employees. The Gratuity Plan commenced on April 1, 1997. The plan provides a lump sum payment to vested employees at retirement or termination of employment an amount based on the respective employee’s salary and the years of employment with the Company. The Company provides the gratuity benefit through annual contributions to a fund managed by the Life Insurance Corporation of India (LIC). Under this scheme, the settlement obligation remains with the Company, although the LIC administers the scheme and determines the contribution premium required to be paid by the Company. The gratuity plan is accounted for in accordance with SFAS No. 87.

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

Impairment of long-lived assets and long-lived assets to be disposed of

The Company reviews its long-lived assets and certain intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Goodwill

Goodwill acquired in a business combination for which the acquisition date is after June 30, 2001 is not amortized, while all other goodwill is amortized on a straight line basis over the expected periods to be benefited, generally five years. The Company assesses the recoverability of goodwill by reference to the valuation methodology on the acquisition date, which includes strategic and synergistic factors that are expected to enhance enterprise value. Accordingly, the Company considers goodwill to be impaired when, in conjunction with its valuation methodology, its expectations with respect to the acquisitions it has made deteriorate coupled with adverse market conditions. To the extent that future operating cash flows of the acquired businesses are not significant factors in the valuation model they would not be significant factors in assessing goodwill for impairment. The Company assesses impairment, to the extent appropriate, at the enterprise level by comparing its market capitalization to the carrying value of goodwill.

Investment securities

The Company has evaluated its investment policies consistent with the provisions of SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, and determined that all of its investment securities are to be classified as available-for-sale. Accordingly, such securities are carried at fair value with unrealized gains and losses, net of taxes, reported as other comprehensive income, a separate component of shareholders’ equity. Realized gains and losses and declines in value judged to be other-than-temporary are included in other income. The cost of securities sold is determined using first-in-first-out (FIFO) method. Interest and dividends on

Satyam Infoway Limited
Notes to Consolidated Financial Statements
(In thousands, except share data and as stated otherwise)

securities classified as available-for-sale are included in other income. Other investments that are not marketable are carried at cost, subject to tests of permanent impairment.

Fair value of financial instruments

The carrying amounts reflected in the balance sheets for cash, cash equivalents, accounts receivable and accounts payable approximate their respective fair values due to the short maturities of these instruments.

Satyam Infoway Limited
Notes to Consolidated Financial Statements
(In thousands, except share data and as stated otherwise)

Recent Accounting Pronouncements

SFAS 141, 142

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS 141, Business Combinations and SFAS 142, Goodwill and Other Intangible Assets. SFAS 141 requires that all business combinations be accounted for under a single method-the purchase method. Use of the pooling-of-interest method is no longer permitted and is effective for business combinations initiated after June 30, 2001. SFAS 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment and is effective for financial years beginning after December 15, 2001 with earlier application permitted for entities with fiscal years beginning after March 31, 2001.

At March 31, 2002, the Company’s goodwill and other intangible assets amounted to Rs. 27,983 and 175,323 respectively. If either present accounting principles or the new standards discussed above require that impairment in value be recognized, the Company would be required to write down the carrying value of the asset to its estimated fair value with an offsetting charge to the statement of operations.

SFAS 143

In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002.

SFAS 144

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Under SFAS No. 144, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet been incurred. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001.

However, SFAS 143 is not applicable and SFAS 144 is not expected to have any significant impact on the Company.

SFAS 145

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This Statement rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This Statement also rescinds FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions.

Satyam Infoway Limited
Notes to Consolidated Financial Statements
(In thousands, except share data and as stated otherwise)

The Company is currently evaluating the impact of SFAS 145 on its financial statements.

Reclassifications

Certain prior-years’ amounts have been reclassified to conform to the current year’s presentation.

3 Business acquisition

IndiaWorld Communications Private Limited

On November 29, 1999, Sify entered into an agreement with the shareholders of IndiaWorld Communications Private Limited (IndiaWorld) to acquire 49,000 shares (equivalent to 24.5%) of IndiaWorld for a consideration of Rs. 1,222,500. Sify simultaneously made a non-refundable deposit of Rs. 513,100 towards the acquisition of the remaining shares of IndiaWorld for Rs. 3,767,400 in conjunction with a purchase Option Agreement, expiring on June 30, 2000, that gave control of IndiaWorld to Sify over the option period. Accordingly, Sify consolidated its accounts with IndiaWorld from December 1, 1999, and completed the acquisition of IndiaWorld on June 30, 2000 upon payment of Rs. 2,154,300 in cash and 268,500 equity shares for the balance amounting to Rs. 1,100,000.

The transaction to purchase IndiaWorld has been accounted for, as a two-step acquisition under the purchase method of accounting. The allocation of purchase price was almost entirely related to goodwill. Sify recognized goodwill of Rs. 1,739,887 on the acquisition of 24.5% of IndiaWorld on November 29, 1999 equal to the excess of the consideration paid of Rs. 1,735,600 and the related expenses of Rs. 6,113 over the fair value of that portion of the net assets acquired. Upon completion of the acquisition of IndiaWorld on June 30, 2000, Sify recognized additional goodwill of Rs. 3,265,221 equal to the excess of consideration of Rs. 3,254,300 paid in cash and equity shares of Sify and other related expenses of Rs. 18,837 over the fair value of the net assets acquired at June 30, 2000.

IndiaPlaza.Com, Inc.

On July 13, 2000 Sify entered into a merger agreement to acquire all the outstanding equity of IndiaPlaza.com, Inc. (IndiaPlaza), an internet company which, through its website operates an on-line internet shopping-mall. The consideration amounted to 455,192 ADS’s (113,798 shares). The acquisition, which was consummated on December 15, 2000 upon completion of regulatory formalities, has been accounted for by the purchase method. The allocation of the purchase price was as follows:

Estimated fair value
Assets acquired	Rs.	22,743
Liabilities assumed		(113,324)
Goodwill		444,585
Purchase price	Rs.	354,004

Kheladi.com

On October 12, 2000, Sify entered into an agreement (the “Agreement”) to acquire a 100% equity stake in Kheladi.com (India) Private Limited (Kheladi), a sports portal promoted by sports personalities in India. Sify’s intention is to assimilate the strengths of Kheladi, including the network of sports personalities, into its sports portal, Khel.com. Sify issued an aggregate of 19,073 equity shares to the shareholders of Kheladi on July 20, 2001 of which 5,019 shares and 10,039 shares were subject to lock-in until September 14, 2001 and September 14, 2002, respectively. Sify paid Rs 52,291 as consideration for the above acquisition and the acquisition has been accounted for using purchase method.

The acquisition was consummated on July 20, 2001 upon issuance of shares and the completion of regulatory formalities. The cost of acquisition has been allocated primarily to employment contract-based intangible assets and the excess of cost over fair value of assets acquired has been recognized as goodwill. In accordance with the provisions of SFAS 142, the goodwill has not been amortized post acquisition. The allocation of purchase price

Satyam Infoway Limited
Notes to Consolidated Financial Statements
(In thousands, except share data and as stated otherwise)

was as follows:

Estimated fair values
Assets acquired	Rs.	196
Intangible assets		37,500
Deferred tax liability		(13,388)
Goodwill		27,983

Total consideration	Rs.	52,291

The intangible assets relate to employment contracts with sports personalities, which are being amortized over the contract period of 60 months. The terms of the purchase also provide for contingent consideration of 3,089 equity shares based on the achievement of certain specified profitability and revenue targets. The Company will record contingent payments as compensation for post-combination services to be expensed in the periods in which the contingency is resolved.

The following unaudited consolidated results of operations are presented as if the acquisition of Kheladi was made at the beginning of the periods presented. The pro forma-consolidated results of operations reflect the amortization of intangibles acquired in this transaction.

	Years ended March 31,

	2001		2002

Revenues	Rs.	1,225,601	Rs.	1,577,488
Net loss		(2,516,530)		(7,204,443)
Loss per equity	Rs.	(110.03)	Rs.	(310.51)
Weighted average equity share used in computing the loss per equity share		22,871,673		23,202,176

The unaudited pro forma disclosures are not necessarily indicative of the actual results that would have occurred had the acquisition been made as of the beginning of the periods presented or the future results of combined operations.

4 Discontinued operations

On October 24, 2001, Sify announced its proposal to divest its software services (e-business services) division to its parent company, Satyam Computer Services. The software services division provided business-to-business e-commerce and web site development that covered information technology services in India, Australia and the U.S. Revenues from this segment represented approximately 18% of Sify’s total revenue for the year ended March 31, 2002. The objective of the divestment is to permit Satyam Computer Services to concentrate on its core business of software services and to permit Sify to concentrate on Internet services. Sale of this division to Satyam Computer Services was completed for an aggregate consideration of Rs. 349,165 on February 28, 2002, the date on which requisite shareholders approval was obtained. The results of operations of the discontinued e-business division for all periods have been reported separately as “Income / (loss) from discontinued operations” as it qualifies as discontinued operations under APB 30. The gain on disposal of the e-business division amounting to Rs. 81,121 net of consultancy and other expenses incurred in relation to the disposal of Rs 37,510 has been reported separately in the statement of operations.

Satyam Infoway Limited
Notes to Consolidated Financial Statements
(In thousands, except share data and as stated otherwise)

The summarized information on the results of discontinued operations for the years ended March 31, 2000, 2001 and 2002 is set forth below:

	Years ended March 31,

	2000		2001		2002

Revenues	Rs.	48,300	Rs.	561,595	Rs.	340,718
Operating expenses net of other income		65,193		389,014		466,091

Net income / (loss) from discontinued operations	Rs.	(16,893)	Rs.	172,581	Rs.	(125,373)

5 Cash and cash equivalents

Cash and Cash equivalents include deposits of Rs. 12,233 and Rs. 21,865 as of March 31, 2001 and March 31, 2002, respectively, placed in “No-charge-no-lien” accounts as security towards performance guarantees issued by the Company’s bankers on the Company’s behalf. Cash and Cash equivalents also include a sum of Rs 100,000 under Lien with the company’s bankers against guarantees issued by the bank on behalf of the company’s subsidiary. The Company cannot utilize these amounts until the guarantees are discharged or revoked. Cash and cash equivalents as of March 31, 2001 and March 31, 2002 also include deposits of Rs. 1,367,735 and Rs. 601,283 placed with banks as short-term deposits.

The fair values of cash and cash equivalents approximate their carrying values.

6 Accounts receivable

Accounts receivable as of March 31, 2001 and 2002 are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts based on present and prospective financial condition of the customer and aging of the accounts receivable after considering historical experience of collections and current economic environment. Accounts receivable are not collateralised.

Accounts receivable consists of:

	Year ended March 31,

	2001		2002

Customers	Rs.	860,504	Rs.	581,492
Less: allowance for doubtful debts		34,231		161,531

Balance at the end of the year	Rs.	826,273	Rs.	419,961

Satyam Infoway Limited
Notes to Consolidated Financial Statements
(In thousands, except share data and as stated otherwise)

7 Investment securities

Investment securities consist of:

	As at March 31, 2002

			Gross unrealized		Gross unrealized
	Cost		holding gains		holding losses		Fair value

Available for sale:
Equity securities	Rs.	7,860	Rs.	151	Rs.	3,161	Rs.	4,850
Mutual fund units		5,000		—		373		4,627

	Rs.	12,860	Rs.	151	Rs.	3,534	Rs.	9,477

	As at March 31, 2001

			Gross unrealized		Gross unrealized
	Cost		holding gains		holding losses		Fair value

Available for sale:
Equity securities	Rs.	7,860	Rs.	224	Rs.	2,830	Rs.	5,254
Mutual fund units		5,000		—		420		4,580

	Rs.	12,860	Rs.	224	Rs.	3,250	Rs.	9,834

Satyam Infoway Limited
Notes to Consolidated Financial Statements
(In thousands, except share data and as stated otherwise)

8 Inventories

Inventories consist of:

	As at March 31,

	2001		2002

CDs	Rs.	7,156	Rs.	3,987
Communication hardware		94,157		22,490
Application software		5,907		4,680
Others		2,872		4,269

	Rs.	110,092	Rs.	35,426

9 Other current assets

Other current assets consist of:

	As at March 31,

	2001		2002

Vendor advances & deposits	Rs.	38,698	Rs.	36,978
Advances for expenses		108,699		13,544
Due from parent company		12,926		8,137
Others		1,330		26,369

	Rs.	161,653	Rs.	85,028

10 Investments in affiliates

Refco-Sify Securities India Private Limited

The Company holds 40% interest in Refco-Sify Securities India Private Limited (Refco). Refco is engaged in Internet based trading and research services. Sify has accounted for its 40% interest in Refco by the equity method. The carrying value of the investment in Refco as of March 31, 2001 and 2002 was Rs. 102,807 and Rs. 120,882 respectively. Sify’s equity in the losses of Refco-Sify for the years ended March 31, 2001 and 2002 was Rs. 9,883 and Rs. 27,105 respectively.

During the year ended March 31, 2002 Refco issued additional shares to existing shareholders in proportion to their holdings. Sify subscribed to its share of the issue for a consideration of Rs. 45,180.

Placements.com Limited

The Company holds a 27% interest in Placements.com Limited (Placements). Placements is engaged in establishing and developing a portal on the internet for jobs and to carry on the business as a manpower recruitment agency. The Company has accounted for its 27% interest in Placements by the equity method. The carrying value of the investment in Placements as of March 31, 2001 and 2002 was Rs. 9,193 and Rs. 628 respectively. Sify’s equity in the losses of Placements for the years ended March 31, 2001 and 2002 was

Rs. 16,307 and Rs. 8,565 respectively.

Cricinfo Limited

On July 29, 2000, Sify acquired 25% of the outstanding stock of Cricinfo Limited (Cricinfo) a private Company

Satyam Infoway Limited
Notes to Consolidated Financial Statements
(In thousands, except share data and as stated otherwise)

incorporated in England and Wales, for US $ 37.5 million by issue of 2,204,720 ADSs (represented by 551,180 equity shares of the Company). Cricinfo operates Cricinfo.com, a website dedicated to the cricket sport. The company has accounted for its interest in Cricinfo by the equity method. The difference between the cost of the investment and the amount of underlying equity in net assets of Cricinfo resulted in goodwill of Rs 1,657,479, which is being amortized over a period of five years. In fiscal 2002, the Company recorded an impairment loss of Rs. 1,089,870 relating to a decline in the value of investment in Cricinfo deemed to be other than temporary.

On October 5, 2001, Sify entered into an agreement to subscribe for unsecured convertible notes to be issued by Cricinfo Limited in an aggregate amount of up to GBP 1,000 (Rs. 68,520) to meet Cricinfo’s short to medium term working capital requirements. These notes are redeemable on October 5, 2004. The subscription will be in tranches of such amounts and on such dates as agreed to in writing from time to time by Sify and Cricinfo. The terms of the note instrument provide for the payment of interest on the principal amount at the rate of 8% per annum. In addition, Sify shall be entitled, at any time upon five-business days notice to Cricinfo, to convert the notes into Cricinfo shares based on a predetermined conversion formula. Sify will not be obligated to subscribe for notes if it is not satisfied that Cricinfo has met certain agreed upon performance measures. On March 13, 2002 Sify entered into an arrangement to subscribe to a further issue of convertible notes in an aggregate amount of up to GBP 500 (Rs. 34,250) by Cricinfo that would be subject to the same terms as discussed above.

As at March 31, 2002, Sify had purchased convertible notes with an aggregate principal amount of GBP 1,088 (Rs. 74,561). The above agreement does not give Sify a majority voting interest or a controlling financial interest in Cricinfo over the period of convertible notes. Further, the management currently does not intend to convert the notes into equity. Therefore, the investment of Sify in Cricinfo continues to be accounted for as an equity investment.

The summarized financial information as to assets, liabilities and results of operations of Cricinfo is presented below:

	As at March 31,

Balance Sheet	2001		2002

Current assets	Rs.	111,741	Rs.	21,431
Non-current assets		6,381		1,113
Current liabilities		(32,322)		(127,749)
Net current asset/(liability)		85,800		(105,205)

Stockholders’ equity	Rs.	85,800	Rs.	(105,205)

	For the year ended March 31,

Statement of Operations	2001		2002

Revenues	Rs.	44,877	Rs.	70,609
Gross profit		37,455		65,410
Net loss	Rs.	(550,955)	Rs.	(419,495)

The carrying value of the investment in Cricinfo as of March 31, 2001 and 2002 was Rs. 1,394,244 and Rs. 186,695 respectively. Sify’s equity in the losses of Cricinfo for the years ended March 31, 2001 and 2002 was Rs. 67,018 and Rs. 142,548 respectively.

Satyam Infoway Limited
Notes to Consolidated Financial Statements
(In thousands, except share data and as stated otherwise)

11 Property, plant and equipment

Property, plant and equipment consist of:

	As at March 31,

	2001		2002

Land	Rs.	167,700	Rs.	187,701
Building		480,252		480,272
Leasehold improvements		90,178		109,139
Plant and machinery		1,114,871		1,415,733
Computer equipment		369,669		465,369
Office equipment		40,481		51,475
Furniture and fixtures		87,524		95,840
Vehicles		27,466		17,254
System software		301,798		99,991
Construction-in-progress		362,568		138,848

	Rs.	3,042,507	Rs.	3,061,622
Accumulated depreciation		(606,387)		(1,129,576)

	Rs.	2,436,120	Rs.	1,932,046

Depreciation expense amounted to Rs. 123,496, Rs. 429,672 and Rs. 574,867 for the years ended March 31, 2000, 2001 and 2002 respectively.

12 Goodwill and other intangible assets, net

Goodwill and other intangible assets consist of:

	As at March 31,

	2001		2002

Goodwill
Acquisition of IndiaWorld	Rs.	5,005,107	Rs.	—
Acquisition of India Plaza		444,585		—
Acquisition of Kheladi		—		27,983
Other		2,775		—
Technical know-how		54,408		87,433
Portals and web content		47,630		97,630
Employment contracts		—		37,500

Total	Rs.	5,554,505	Rs.	250,546
Less: Accumulated amortization		1,075,752		47,240

	Rs.	4,478,753	Rs.	203,306

Amortization of goodwill and other intangible assets during the years ended March 31, 2000, 2001 and 2002 was Rs. 118,386, Rs. 957,368 and Rs. 322,301 respectively.

Due to a general decline in market valuation for technology stocks during fiscal 2002, the Company reassessed, in accordance with its accounting policy, the goodwill to be carried forward relating to its acquisitions. As a result,

Satyam Infoway Limited
Notes to Consolidated Financial Statements
(In thousands, except share data and as stated otherwise)

the Company recorded a charge Rs. 4,127,680 relating to the impairment of goodwill arising on acquisition of its subsidiaries during the year ended March 31, 2002.

Acquired Company	Date of acquisition	Impairment recognized

IndiaWorld	November 1999	Rs. 3,714,848
India Plaza	December 2000	397,799
Others	December 2000	15,033

Total		Rs. 4,127,680

13 Other assets

Other assets consist of:

	As at March 31,

	2001		2002

Deposits	Rs.	119,303	Rs.	109,582
Staff advances recoverable after one year		82,910		29,570
Withholding taxes		41,259		49,743
Other advances		64,314		—

	Rs.	307,786	Rs.	188,895

Satyam Infoway Limited
Notes to Consolidated Financial Statements
(In thousands, except share data and as stated otherwise)

14 Leases

The gross amounts and related accumulated depreciation recorded for assets acquired under capital leases are as follows:

	As at March 31,

	2001		2002

Vehicles	Rs.	20,859	Rs.	14,484
Less: Accumulated depreciation		(4,786)		(4,659)

	Rs.	16,073	Rs.	9,825

The following is a schedule of future minimum capital lease commitments as at March 31, 2002:

Due for the year ended March 31,
2003	Rs.	3,972
2004		2,853
2005		1,263
2006		148

Total minimum lease payments	Rs.	8,236
Less: Interest portion		1,096

Present value of net minimum capital leases payments	Rs.	7,140
Less: Current installments of obligations under capital leases		3,218

Obligations under capital leases, excluding current installments	Rs.	3,922

15 Accrued Liabilities

Accrued Liabilities consists of:

	As at March 31,

	2001		2002

Creditors for capital purchase	Rs.	136,350	Rs.	79,646
Creditors and provisions for expenses		367,731		411,898
Others		1,788		7,846

	Rs.	505,869	Rs.	499,390

16 Other liabilities

Satyam Infoway Limited
Notes to Consolidated Financial Statements
(In thousands, except share data and as stated otherwise)

Other liabilities consists of:

	As at March 31,

	2001		2002

Deposits from sales partners	Rs.	23,787	Rs.	38,667
Others		2,377		1,210

	Rs.	26,164	Rs.	39,877

17 Income tax

The provision for income taxes consists of:

	Year ended March 31,

	2000		2001		2002

Current	Rs.	3,171	Rs.	(1,827)	Rs.	—
Deferred		(1,693)		120		—

	Rs.	1,478	Rs.	(1,707)	Rs.	—

Satyam Infoway Limited
Notes to Consolidated Financial Statements
(In thousands, except share data and as stated otherwise)

The reported income tax expense differed from amounts computed by applying the enacted tax rates to income from continuing operations before income taxes as set out below:

	Year ended March 31,

	2000		2001		2002

Net loss from continuing operations before taxes	Rs.	(368,481)	Rs.	(2,691,041)	Rs.	(7,158,265)
Enacted tax rates in India		38.5%		39.55%		35.7%

Computed expected tax expense	Rs.	(141,788)	Rs.	(1,064,307)	Rs.	(2,555,501)
Expenses not benefited		52,598		402,921		1,609,811
Change in valuation allowance		97,843		665,523		860,921
Other		11		3,039		6,599
Effect of tax rate change		(10,142)		(5,469)		78,170

Total income tax (benefit)/expense	Rs.	(1,478)	Rs.	1,707	Rs.	—

The reported income tax expense differed from amounts computed by applying the enacted tax rates to income from discontinued operations before income taxes as set out below:

	Year ended March 31,

	2000		2001		2002

Net gain/loss from discontinued operations before taxes	Rs.	(16,893)	Rs.	172,581	Rs.	(44,252)
Enacted tax rates in India		38.5%		39.55%		35.7%

Computed expected tax expense	Rs.	(6,504)	Rs.	68,256	Rs.	(15,798)
Valuation allowance		6,504		(68,256)		15,798

Total income tax (benefit)/expense	Rs.	—	Rs.	—	Rs.	—

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

Satyam Infoway Limited
Notes to Consolidated Financial Statements
(In thousands, except share data and as stated otherwise)

Significant components of deferred tax assets and liabilities included in the balance sheet are as follows:

	As at March 31,

	2001		2002

Deferred tax assets:
Operating loss carry forwards	Rs.	702,985	Rs.	989,192
Provision for accounts receivable and advances		13,376		115,665
Property, plant and equipment and intangibles		859		777
Accrual and expenses currently not allowed for tax purposes		33,548		50,079
Provision for valuation of stock		—		7,457
Investments in affiliates		116,491		528,001

Total gross deferred tax assets		867,259		1,691,171

Less: valuation allowance		(803,011)		(1,679,730)

Total deferred tax assets	Rs.	64,248	Rs.	11,441

	As at March 31,

	2001		2002

Deferred tax liabilities:
Property, plant and equipment	Rs.	60,437	Rs.	13,658
Investments		501		736
Intangibles acquired		—		13,388
Other		3,310		(2,953)

Total deferred tax liabilities		64,248		24,829

Net deferred tax liability	Rs.	—	Rs.	13,388

18 Other income, net

Other income consists of:

	For the year ended March 31,

	2000		2001		2002

Interest expense	Rs.	(30,539)	Rs.	(11,766)	Rs.	(2,039)
Other finance charges		(1,691)		(4,707)		(6,495)
Interest income		106,182		246,179		38,803
Others		(2,100)		12,662		2,442

Other income, net	Rs.	71,852	Rs.	242,368	Rs.	32,711

Satyam Infoway Limited
Notes to Consolidated Financial Statements
(In thousands, except share data and as stated otherwise)

19 Executive employment arrangements

Sify has entered into Executive Employment Agreements (‘the agreements’) with a few executive employees which provide for certain payment in connection with termination of employment after a change of control or for good reasons (which are defined in the agreements). The agreements were entered on February 20, 2002 and expire after three years. The aggregate terminal benefits payable to the employees under such agreements amounts to Rs. 16,237.

Further, the senior executives had been provided loans totaling to Rs 40,000 in fiscal 2001 repayable with interest on December 31, 2002. In consideration of the executives agreeing to continue in the employment of Sify, Sify agreed to pay the executives additional compensation sufficient to repay the loan and interest. The additional compensation is reduced by the value, as on the date of such additional compensation, of specified market liquid stock options granted to the executives before December 31,2000 and vested until that date. Such additional cash compensation together with interest is being accrued pro-rata and is amortized over the remaining service period of approximately 10 months. In addition due to the modification in the terms of the stock options these options are accounted in accordance with EITF 00-23 as a variable plan. No compensation charge with respect to the variable plan is recognized, as the exercise price is higher than the market price at the balance sheet date.

20 Employee Benefit Plan

The following table sets out the funded status of the Gratuity Plan and the amounts recognized in Sify’s balance sheet.

	As of March 31,

	2001		2002

Change in projected benefit obligation
Projected benefit obligation at the beginning of the year	Rs.	1,651	Rs.	5,898
Service cost		3,844		5,545
Interest cost		182		531
Divestiture		—		(2,508)
Actuarial (gain)/loss		221		(607)
Benefits paid		—		(77)

Projected benefit obligation at the end of the year	Rs.	5,898	Rs.	8,782
Change in plan assets
Fair value of plan assets at the beginning of the year		1,093		1,729
Actual return on plan assets		140		296
Employer contributions		496		1,361
Benefits paid from plan assets		—		(77)

Fair value of plan assets at the end of the year	Rs.	1,729	Rs.	3,309

Satyam Infoway Limited
Notes to Consolidated Financial Statements
(In thousands, except share data and as stated otherwise)

	As of March 31,

	2001		2002

Funded status of the plans	Rs.	4,168	Rs.	5,473
Unrecognized transition obligation (asset)		—		—
Unrecognized prior service cost (benefit)		—		—
Unrecognized net actuarial gain/(loss)		(116)		560

Accrued benefit cost	Rs.	4,052	Rs.	6,033

	For the year ended March 31,

	2000		2001		2002

The components of net gratuity costs are reflected below:
Service cost	Rs.	1,098	Rs.	3,844	Rs.	5,545
Interest cost		58		182		531
Expected returns on plan assets		(73)		(140)		(227)
Amortization		—		—		—

Net gratuity costs	Rs.	1,083	Rs.	3,886	Rs.	5,849

Principal actuarial assumptions:
Discount rate		11%		11%		9%
Long-term rate of compensation increase		10%		10%		8%
Rate of return on plan assets		11%		11%		9%

Provident fund

Sify contributed Rs. 5,999, Rs. 11,675 and Rs. 19,797 towards the Provident fund during the years ended March 31, 2000, 2001 and 2002 respectively.

\

Satyam Infoway Limited
Notes to Consolidated Financial Statements
(In thousands, except share data and as stated otherwise)

21 Related Party Transactions

Satyam Computer Services

An analysis of transactions with Satyam Computer Services (the parent company), is set out below:

	As at March 31,

	2000		2001		2002

Due (to)/from parent company at beginning of the year	Rs.	(3,981)	Rs.	(17,115)	Rs.	12,926
Advances received towards working capital		(3,295)		—		—
Advance received against equity		(78,120)		—		—
Allocation of facilities costs		(5,913)		(17,954)		(910)
Sale of e-business division		—		—		349,165
Expenses incurred on behalf of the Company		(3,926)		(47,019)		(104,616)
Capital expenses incurred on behalf of the Company		—		(27,541)		(21,702)
Purchases from Satyam Computer Services		—		(2,381)		(2,106)
Allotment of equity		78,120		—		—
Sales to Satyam Computer		—		83,550		178,952
Collections from Satyam Computer Services						(403,572)
Payment to Satyam Computer		—		41,386		—

Due (to)/from parent company	Rs.	(17,115)	Rs.	12,926	Rs.	8,137

Advance against equity represents interest free advances received from the Company’s parent company, Satyam Computer Services to be adjusted against subsequent issues of common stock.

Particulars of significant related transactions with other affiliated companies are set out below.

	Year ended March 31,

	2000	2001	2002

Sales to affiliates	—	Rs.22,405	Rs.52,847
Interest on convertible notes	—	—	Rs. 2,245

The Company has the following amounts due from related parties:

	Year ended March 31,

	2001		2002

Affiliates	Rs.	25,610	Rs.	5,684
Employee loans		94,397		68,245

Satyam Infoway Limited
Notes to Consolidated Financial Statements
(In thousands, except share data and as stated otherwise)

Scheduled repayment of employee loan is set out below: Repayable in the year ending March 31:

2003	Rs.	38,675
2004		24,344
2005		915
2006		687
2007		669
Thereafter	Rs.	2,955

The estimated fair value of the employee loans were Rs. 7,674, Rs. 83,164 and Rs. 66,908 as of March 31, 2000, March 31, 2001 and 2002 respectively.

22 Stock-based compensation plans

In fiscal 1999, the Company established the Employee Stock Offer Plan (‘ESOP’), which provides for the issuance of 825,000 warrants to eligible employees. The warrants were issued to an employee welfare trust (the ‘Trust’) at Re 1 each on September 28, 1999. The Trust holds the warrants and transfers them to eligible employees over a period of three years. The warrants, which are to be transferred to eligible employees at Re 1 each, entitles the holder to purchase one equity share at an exercise price determined by the Compensation Committee. The warrants and the equity shares received upon the exercise of warrants are subject to progressive vesting over a three-year period from the date of issue of warrants to employees. Deferred compensation is recorded in the event that the exercise price of the warrant is determined to be less than the fair market value of the underlying shares on the date of the grant. Deferred compensation is amortized over the vesting period of the warrants. The warrants allotted and the underlying equity shares are not subject to any repurchase obligations by the Company.

The following table summarizes the stock option plan activity:

	Number of	Weighted average
	shares	exercise price

For the year ended March 31, 2000
Balance at the beginning of the year	5,000	Rs.	70
Granted	313,160		2,338
Exercised	—		—
Forfeited	5,700		350
Balance at the end of the year	312,460	Rs.	2,338
Exercisable at the end of the year	833		70

	Number of	Weighted average
	shares	exercise price

For the year ended March 31, 2001
Balance at the beginning of the year	312,460	Rs.	2,338
Granted	342,800		2,821
Exercised	200		350
Forfeited	90,040		2,409
Balance at the end of the year	565,020	Rs.	2,621
Exercisable at the end of the year	43,073		2,338

Satyam Infoway Limited
Notes to Consolidated Financial Statements
(In thousands, except share data and as stated otherwise)

	Number of	Weighted average
	shares	exercise price

For the year ended March 31, 2002
Balance at the beginning of the year	565,020	2,621
Granted	276,360	174
Exercised	—	—
Forfeited	257,540	2,504
Balance at the end of the year	583,840	1,515
Exercisable at the end of the year	102,633	2,385

The following table summarizes information about fixed price options outstanding at March 31, 2002:

		Weighted		Weighted	Number	Weighted
	Number	average		average	exercisable at	average
Range of exercise	outstanding at	exercise		remaining	March 31,	exercise
price	March 31, 2002	price		contractual life	2002	price

Rs. 169 — Rs. 376	322,380	Rs.	205	2.22	31,650	Rs.	338
Rs. 724 — Rs. 973	61,120		916	1.09	21,620		946
Rs. 1,879 — Rs. 3,809	166,820		3,303	1.16	32,603		3,312
Rs. 5,892 — Rs. 8,603	33,520		6,304	0.85	16,760		6,304

Rs. 169 — Rs. 8,603	583,840	Rs.	1,515	1.72	102,633	Rs.	2,385

The Company has adopted pro forma disclosure provisions of SFAS No. 123. Had compensation cost been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company’s net loss would have increased to the pro forma amounts indicated below:

	Year ended March 31,

	2000		2001		2002

Net Loss — As reported	Rs.	(381,897)	Rs.	(2,509,030)	Rs.	(7,202,517)
— Pro forma		(407,031)		(2,765,966)		(7,494,489)
Loss Per Share:
Basic & Diluted — As reported		(20.59)		(109.79)		(310.50)
— Pro forma	Rs.	(21.95)	Rs.	(121.03)	Rs.	(323.01)

The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Year ended March 31,

	2000	2001	2002

Dividend yield	—	—
Expected volatility	65%	118%	114%
Risk-free interest rate	9.50%	9.50%	7.5-9%
Expected term	12-36 months	12-36 months	12-36 months

Satyam Infoway Limited
Notes to Consolidated Financial Statements
(In thousands, except share data and as stated otherwise)

23 Commitments and contingencies

The company has outstanding performance guarantees for various statutory purposes totaling Rs 35,077 and Rs 29,219 as of March 31, 2001 and 2002, respectively. These guarantees are generally provided to governmental agencies.

As of March 31, 2002 the Company had contractual commitments amounting to Rs 100,134.

24 Segment reporting

SFAS No 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas and major customers. The Company’s operations predominantly relate to connectivity, co-location and software development for businesses and providing Internet access to retail subscribers (both home access and public access). The Company also operates a portal, “Sify.com,” that provides a variety of India-related content to audiences both in India and abroad, and which generates revenue from advertisements and other value added services. The Company also has subsidiaries to exploit other opportunities provided by the Internet in e-learning, business to business marketplaces, digital signatures and Internet security.

The primary operating segments of the Company include:

•	Corporate network/data services, which provides private network services, messaging services and web hosting to businesses;

•	Software services (e-business services), which provides business to business e-commerce and web site development and which has been discontinued and sold to Satyam Computer Services;

•	Consumer Internet access services, which provides dial-up Internet access and public Internet access through cyber cafés; and

•	Online portal services and content offerings.

The chief operating decision maker (CODM) evaluates the Company’s performance and allocates resources to various strategic business units that are identified based on the products and services that they offer and on the basis of the market catered to. The measure of loss reviewed by the CODM during fiscal 2002 and 2001 was “Earnings/loss before interest, taxes, depreciation and amortization.” Prior to fiscal 2001, the CODM reviewed segment information relating to revenues only.

Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Bandwidth costs, which form a significant part of the total expenses, are allocated between the corporate network/data services and consumer Internet access services businesses based on certain norms and assumptions and on total demand of bandwidth from each of these businesses. Certain expenses, such as depreciation and technology, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not practical to provide segment disclosure of these expenses and, accordingly, they are separately disclosed as “unallocated” and adjusted only against the total income of the Company.

A significant part of the fixed assets used in the Company’s business are not identifiable to any of the reportable segments and can be used interchangeably between segments. Management believes that it is not practicable to provide segment disclosures relating to total assets since a meaningful segregation of the available data is onerous.

Satyam Infoway Limited
Notes to Consolidated Financial Statements
(In thousands, except share data and as stated otherwise)

The Company’s operating segment information for the years ended March 31, 2002 and 2001 is presented below (in rupees):

	Year ended March 31, 2002

	Corporate	Internet	Online
	Network /	Access	Portal	Other	Continuing	Discontinued
	Data Services	Services	Services	Services	operations	operations

Revenues	782,749	515,960	207,105	71,674	1,577,488	340,718
Operating expenses	(558,538)	(1,067,927)	(279,817)	(125,213)	(2,031,495)	(384,365)
Equity in loss of affiliates			(61,805)		(61,805)	—
Minority interest		16,650	411	867	17,928

Segment operating income / (loss)	224,211	(535,317)	(134,106)	(52,672)	(497,884)	(43,647)
Corporate expenses					(533,373)	—
Foreign exchange gain					44,520	—
Other income / (expense), net					2,457	(16)

Loss before interest, taxes, depreciation and amortization					(984,280)	(43,663)
Depreciation and amortization					(6,204,239)	(81,710)
Interest income					30,254
Profit on sale of discontinued operations						81,121
Net (loss)/ profit					(7,158,265)	(44,252)

	Year ended March 31, 2001

	Corporate	Internet	Online
	Network / Data	Access	Portal	Other	Continuing	Discontinued
	Services	Services	Services	Services	operations	operations

Revenues	593,310	469,705	144,417	18,049	1,225,481	561,595
Operating expenses	(503,364)	(1,009,793)	(470,621)	(173,427)	(2,157,205)	(334,788)
Equity in loss of affiliates	—	—	(79,494)	—	(79,494)	—
Minority interest	—	8,519	2,618	—	11,137	—

Segment operating income / (loss)	89,946	(531,569)	(403,080)	(155,378)	(1,000,081)	226,807
Corporate expenses					(469,183)	—
Foreign exchange gain					162,136	—
Other income / (expense), net					7,955	—

Profit / (loss) before interest, taxes, depreciation and amortization					(1,299,173)	226,807
Depreciation and amortization					(1,615,144)	(54,226)
Interest income					234,413	—
Income taxes					(1,707)

Net loss					(2,681,611)	172,581

Depreciation and amortization includes Rs. 215,046 and Rs. 1,206,283 for the year ended March 31, 2001 and 2002 respectively which represents that portion of the equity loss in investees pertaining to their depreciation and amortization expense.

Satyam Infoway Limited
Notes to Consolidated Financial Statements
(In thousands, except share data and as stated otherwise)

During fiscal year 2000, the CODM reviewed segments by revenues only in which Corporate Network / Data services and E-Business services were combined as a single segment under Corporate Services. Segment information by revenues on the prior year basis would have been as follows:

	Year ended March 31,

	2000		2001		2002

Internet Access	Rs.	359,140	Rs.	469,705	Rs.	515,960
Corporate Network / Data services		224,529		593,310		782,749
E-Business Services		48,300		561,595		340,718
Online Portal Services		39,056		144,417		207,105
Others		—		18,049		71,674

Revenues	Rs.	671,025	Rs.	1,787,076	Rs.	1,918,206

25. Legal proceedings

On November 5, 2001, a securities class action lawsuit was filed in the United States District Court for the Southern District of New York on behalf of all persons who acquired Sify’s ADSs between October 20, 1999 and December 6, 2000. Satyam Infoway, certain of the executive officers of Satyam Infoway, and certain underwriters involved in our initial public offering of ADSs are named as defendants in the complaint. This complaint alleges that certain of the underwriters of the initial public offering violated the federal securities laws by failing to disclose that they had solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased ADSs in the initial public offering, and had entered into undisclosed arrangements with certain investors whereby the underwriters allocated shares in the initial public offering to those investors in exchange for their agreement to purchase Sify’s ADSs in the after-market at pre-determined prices. The complaint also alleges that the defendants violated the federal securities laws by issuing a registration statement in connection with the initial public offering that contained material misstatements and/or omissions because it did not disclose that these allegedly undisclosed arrangements had occurred. The complaint seeks damages on behalf of all those who purchased or otherwise acquired Sify’s ADSs during the period covered by the complaint. The deadline for defendants to respond to the complaint has not yet expired. Sify believes it has meritorious defenses and intend to defend this action vigorously. However, Sify could be forced to incur material expenses in the litigation, and in the event there is an adverse outcome, our business could be harmed.

Sify’s subsidiary IndiaWorld Communications is involved in a pending litigation relating to the IndiaWorld trademark in Federal Court in San Diego, California with a third party located in the United States. IndiaWorld Communications commenced the lawsuit alleging, among other things, that the third party fraudulently registered and used the IndiaWorld trademark, and committed copyright infringement and misappropriation of content of IndiaWorld Communications’ website. The third party filed a counterclaim against Sify and IndiaWorld Communications alleging, among other things, that the activities of IndiaWorld Communications infringe a United States trademark for the term “Indiaworld” and associated logos and trade marks purportedly owned by this third party, and that the third party has an ownership interest in the underlying assets of IndiaWorld Communications. On August 9, 2001, the Court granted Sify’s motion to dismiss Sify from this case because the Court found that it did not have personal jurisdiction over Sify. IndiaWorld Communications is still involved in the case. Sify has been advised by the prior owners of IndiaWorld Communications that no infringement or misappropriation has taken place. Sify’s contract with the prior owners of IndiaWorld Communications includes an indemnity for past infringement or misappropriation. Sify and IndiaWorld Communications have also been contacted by a party that alleges, among other things, that he is entitled to an equity ownership in IndiaWorld Communications. Sify believes that this claim is also covered by the contractual indemnity provided by the prior owners of IndiaWorld Communications. Nonetheless, any dispute such as those described above creates uncertainty as to the possible

Satyam Infoway Limited
Notes to Consolidated Financial Statements
(In thousands, except share data and as stated otherwise)

outcome, including whether or not the indemnity will be effective in protecting Sify, and also could divert management time and attention away from business. An adverse outcome that is not indemnified could be material.

The charges for international gateways and other services presently being provided by VSNL are the subject of a dispute pending before the TRAI and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including our company. VSNL has priced these services at levels which we believe are inconsistent with the terms and conditions on which VSNL has secured the bandwidth for its international gateways. The Telecom Disputes Settlement and Appellate Tribunal has remanded the matter back to TRAI for denovo consideration. The matter is pending before TRAI. This is a pending matter and no decision has been announced. Adverse resolution of this dispute could have a material impact on our business.

Sify is party to additional legal actions arising in the ordinary course of business. Based on information available to Sify as of March 31, 2002, Sify believes that it has adequate legal defenses or insurance coverage for these actions and that the ultimate outcome of these actions will not have a material adverse effect on our company.

Based on opinion received from legal counsel, management believes that an adverse outcome in respect of the above is not anticipated.

26. Business Plans

Since its founding, Sify has incurred significant losses and negative cash flows. As of March 31, 2002, Sify had an accumulated deficit of approximately Rs. 10,408,381 ($ 213,155). Sify has not been profitable and expects to incur operating losses as it expands its services, invest in expansion of network/data and technology infrastructure, and advertise and promote its brand. Sify’s business plan assumes that businesses in India will demand private network and related services. Sify’s business plan also assumes that consumers in India will be attracted to and use Internet access services and content available on the Internet in increasing numbers. However, this business model is not yet proven in India.

Although the Company expects to continue incurring losses in the near future, in view of Sify’s internally available cash and the current status of its discussions with potential investors, management believes that sufficient funds are available for the Company to meet its currently known requirements for the current fiscal year. In order to provide further financial flexibility, Sify is actively investigating opportunities to raise additional capital, which could be in the form of debt, equity, or a combination. Sify’s ability to raise funds through the sale of equity is limited by foreign ownership restrictions imposed on it by Indian law and the terms of our Internet service provider license.

Satyam Infoway Limited
Notes to Consolidated Financial Statements
(In thousands, except share data and as stated otherwise)

As of March 31, 2002, Sify had spent approximately Rs 1,319,300 to develop and deploy network infrastructure. As of March 31, 2002, Sify’s future contractual obligations and commercial commitments were as follows:

			Payments Due by Period
Contractual
Obligations	Total		Less than 1 year		1-3 years		4-5 years		After 5 years

Capital Lease Obligations	Rs.	8,236	Rs.	3,972	Rs.	4,116	Rs.	148	Rs.	—
Total Contractual Obligations	Rs.	8,236	Rs.	3,972	Rs.	4,116	Rs.	148	Rs.	—

	Total		Amount of Commitment Expiration Per Period
Other Commercial	Amounts
Commitments	Committed		Less than 1 year		1-3years		4-5years		Over 5 years

Standby Letters of Credit	Rs.	16,919	Rs.	16,919	Rs.	—	Rs.	—	Rs.	—
Guarantees		37,555		37,555		—		—		—
Other Commercial Commitments		74,879		50,464		24,415		—		—
Total Commercial Commitments	Rs.	129,353	Rs.	104,938	Rs.	24,415	Rs.	—	Rs.	—

If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders and the holders of our ADSs will be reduced and these securities may have rights, preferences or privileges senior to those of our stockholders and the holders of our ADSs. However, Sify may not necessarily be able to raise such additional financing.

Item 19. EXHIBITS

Number	Description

1.1	Articles of Association of Satyam Infoway Limited. (1)
1.2	Amendment to Articles of Association.
1.3	Memorandum of Association of Satyam Infoway Limited. (1)
1.4	Amendment of Memorandum of Association.
2.1	Share Subscription and Shareholders’ Agreement, dated as of February 5, 1999 by and among Satyam Infoway Limited, Satyam Computer Services Limited, South Asia Regional Fund and Mr. B. Ramalinga Raju. (1)
2.2	Amendment No. 1 to Share Subscription and Shareholders’ Agreement, dated as of September 14, 1999, by and among Satyam Infoway Limited, Satyam Computer Services limited, South Asia Regional Fund and Mr. Ramalinga Raju. (1)
2.3	Deposit Agreement, dated as of October 18, 1999, among Satyam Infoway Limited, Citibank, N.A. and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depositary Receipt). (5)
2.4	Amendment No. 1 to Deposit Agreement among Satyam Infoway Limited, Citibank, N.A. and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (5)
2.5	Letter Agreement, dated as of September 4, 1999, by and between Satyam Infoway Limited and Sterling Commerce, Inc. (1)
2.6	Stockholders Agreement, dated as of September 14, 1999, by and among Satyam Infoway Limited, Sterling Commerce, Inc. and Satyam Computer Services Limited. (1)
2.7	Registration Rights Agreement, dated as of September 14, 1999, by and among Satyam Infoway Limited, Sterling Commerce, Inc. and South Asia Regional Fund. (1)
4.1	Associate Stock Option Plan (including Deed of Trust). (3)
4.2	Form of Indemnification Agreement. (3)
4.3	License Agreement for Provision of Internet Service, including Internet Telephony dated as of April 1, 2002 by and between Satyam Infoway Limited and the Government of India, Ministry of Communications and Information Technology, Department of Telecommunications, Telecom Commission.
4.4	Bank Guarantee, dated as of November 4, 1998. (1)
4.5+	UUNet Technologies Strategic Alliance Agreement, dated as of April 18, 1997, by and between Satyam Infoway Limited and UUNet Technologies. (3)
4.6+	CompuServe Network Services Strategic Alliance Agreement, dated as of April 18, 1997, by and between Satyam Infoway Limited and CompuServe Incorporated. (3)
4.7	User Agreement, effective as of April 1, 1999 by and between Satyam Infoway Limited and Satyam Computer Services Limited. (1)
4.8	Share Purchase Agreement, dated November 29, 1999, by and among Satyam Infoway Limited, Indiaworld Communications Private Limited, Mr. Rajesh Jain and the other shareholders of Indiaworld Communications Private Limited listed on the signature pages thereto. (4)
4.9	Agreement for Option to Purchase Shares, dated November 29, 1999, by and among Satyam Infoway Limited, Indiaworld Communications Private Limited, Mr. Rajesh Jain and the other shareholders of Indiaworld Communications Private Limited listed on the signature paged thereto. (4)
4.10	Share Purchase Agreement, dated as of June 30, 2000, by and among Rajesh Jain, Bhavana R. Jain, C.M. Jain Impex and Investments Private Limited, Satyam Infoway Limited and Indiaworld Communications Private Limited. (7)
4.11	Agreement for the Sale of Shares in CricInfo Limited by and between Indigo Holdings

Number	Description

Limited and Satyam Infoway Limited. (8)
4.12	Subscription Agreement by and among CricInfo Limited, Satyam Infoway Limited and the Senior Management. (8)
4.13	Agreed Form of Shareholders Agreement by and among CricInfo Limited, Satyam Infoway Limited and the Non-SIL Shareholders. (8)
4.14	Letter Agreement between Satyam Infoway Limited and Indigo Holdings Limited. (8)
4.15	Letter Agreement, dated May 17, 2002, between Satyam Infoway Limited and CricInfo Limited.
4.16	Executive Employment Agreement, dated February 20, 2002, between Satyam Infoway Limited and R. Ramaraj.
4.17	Executive Employment Agreement, dated February 20, 2002, between Satyam Infoway Limited and George Zacharias.
4.18	Executive Employment Agreement, dated February 20, 2002, between Satyam Infoway Limited and T.R. Santhanakrishnan.
4.19	Business Transfer Agreement, dated March 1, 2002, by and between Satyam Computer Services Limited and Satyam Infoway Limited.
4.20	Executive Employment Agreement, dated February 20, 2002, between Satyam Infoway Limited and Ajit Abraham.
4.21	Executive Employment Agreement, dated February 20, 2002, between Satyam Infoway Limited and Rahul Swarup.
4.22	Executive Employment Agreement, dated February 20, 2002, between Satyam Infoway Limited and Rustom Irani.
8.1	List of Subsidiaries.

+	Registrant has requested confidential treatment pursuant to Rule 406 for a portion of the referenced exhibit and has separately filed such exhibit with the Commission.

(1)	Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Commission on October 4, 1999 and incorporated herein by reference.

(2)	Previously filed as an exhibit to the Registration Statement on Form F-6 filed with the Commission on October 6, 1999 and incorporated herein by reference.

(3)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-2 filed with the Commission on October 13, 1999 and incorporated herein by reference.

(4)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 3, 1999 and incorporated herein by reference.

(5)	Previously filed as an exhibit to the Post-Effective Amendment No. 1 to Form F-6 filed with the Commission on January 5, 2000 and incorporated herein by reference.

(6)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 29, 2000 and incorporated herein by reference.

(7)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on July 12, 2000 and incorporated herein by reference.

(8)	Previously filed as an exhibit to the Registration Statement on Form F-2 filed with the Commission on July 26, 2000 and incorporated herein by reference.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and authorized the undersigned to sign this annual report on its behalf.

SATYAM INFOWAY LIMITED

By:	/s/ R. Ramaraj

Name:	R. Ramaraj
Title:	Chief Executive Officer

By:	/s/ T.R. Santhanakrishnan

Name:	T.R. Santhanakrishnan
Title:	Chief Financial Officer

Date: June 28, 2002

EXHIBIT INDEX

Number	Description

1.1	Articles of Association of Satyam Infoway Limited. (1)
1.2	Amendment to Articles of Association.
1.3	Memorandum of Association of Satyam Infoway Limited. (1)
1.4	Amendment of Memorandum of Association.
2.1	Share Subscription and Shareholders’ Agreement, dated as of February 5, 1999 by and among Satyam Infoway Limited, Satyam Computer Services Limited, South Asia Regional Fund and Mr. B. Ramalinga Raju. (1)
2.2	Amendment No. 1 to Share Subscription and Shareholders’ Agreement, dated as of September 14, 1999, by and among Satyam Infoway Limited, Satyam Computer Services limited, South Asia Regional Fund and Mr. Ramalinga Raju. (1)
2.3	Deposit Agreement, dated as of October 18, 1999, among Satyam Infoway Limited, Citibank, N.A. and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depositary Receipt). (5)
2.4	Amendment No. 1 to Deposit Agreement among Satyam Infoway Limited, Citibank, N.A. and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (5)
2.5	Letter Agreement, dated as of September 4, 1999, by and between Satyam Infoway Limited and Sterling Commerce, Inc. (1)
2.6	Stockholders Agreement, dated as of September 14, 1999, by and among Satyam Infoway Limited, Sterling Commerce, Inc. and Satyam Computer Services Limited. (1)
2.7	Registration Rights Agreement, dated as of September 14, 1999, by and among Satyam Infoway Limited, Sterling Commerce, Inc. and South Asia Regional Fund. (1)
4.1	Associate Stock Option Plan (including Deed of Trust). (3)
4.2	Form of Indemnification Agreement. (3)
4.3	License Agreement for Provision of Internet Service, including Internet Telephony dated as of April 1, 2002 by and between Satyam Infoway Limited and the Government of India, Ministry of Communications and Information Technology, Department of Telecommunications, Telecom Commission.
4.4	Bank Guarantee, dated as of November 4, 1998. (1)
4.5+	UUNet Technologies Strategic Alliance Agreement, dated as of April 18, 1997, by and between Satyam Infoway Limited and UUNet Technologies. (3)
4.6+	CompuServe Network Services Strategic Alliance Agreement, dated as of April 18, 1997, by and between Satyam Infoway Limited and CompuServe Incorporated. (3)
4.7	User Agreement, effective as of April 1, 1999 by and between Satyam Infoway Limited and Satyam Computer Services Limited. (1)
4.8	Share Purchase Agreement, dated November 29, 1999, by and among Satyam Infoway Limited, Indiaworld Communications Private Limited, Mr. Rajesh Jain and the other shareholders of Indiaworld Communications Private Limited listed on the signature pages thereto. (4)
4.9	Agreement for Option to Purchase Shares, dated November 29, 1999, by and among Satyam Infoway Limited, Indiaworld Communications Private Limited, Mr. Rajesh Jain and the other shareholders of Indiaworld Communications Private Limited listed on the signature paged thereto. (4)
4.10	Share Purchase Agreement, dated as of June 30, 2000, by and among Rajesh Jain, Bhavana R. Jain, C.M. Jain Impex and Investments Private Limited, Satyam Infoway Limited and Indiaworld Communications Private Limited. (7)
4.11	Agreement for the Sale of Shares in CricInfo Limited by and between Indigo Holdings

Number	Description

Limited and Satyam Infoway Limited. (8)
4.12	Subscription Agreement by and among CricInfo Limited, Satyam Infoway Limited and the Senior Management. (8)
4.13	Agreed Form of Shareholders Agreement by and among CricInfo Limited, Satyam Infoway Limited and the Non-SIL Shareholders. (8)
4.14	Letter Agreement between Satyam Infoway Limited and Indigo Holdings Limited. (8)
4.15	Letter Agreement, dated May 17, 2002, between Satyam Infoway Limited and CricInfo Limited.
4.16	Executive Employment Agreement, dated February 20, 2002, between Satyam Infoway Limited and R. Ramaraj.
4.17	Executive Employment Agreement, dated February 20, 2002, between Satyam Infoway Limited and George Zacharias.
4.18	Executive Employment Agreement, dated February 20, 2002, between Satyam Infoway Limited and T.R. Santhanakrishnan.
4.19	Business Transfer Agreement, dated March 1, 2002, by and between Satyam Computer Services Limited and Satyam Infoway Limited.
4.20	Executive Employment Agreement, dated February 20, 2002, between Satyam Infoway Limited and Ajit Abraham.
4.21	Executive Employment Agreement, dated February 20, 2002, between Satyam Infoway Limited and Rahul Swarup.
4.22	Executive Employment Agreement, dated February 20, 2002, between Satyam Infoway Limited and Rustom Irani.
8.1	List of Subsidiaries.

+	Registrant has requested confidential treatment pursuant to Rule 406 for a portion of the referenced exhibit and has separately filed such exhibit with the Commission.

(1)	Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Commission on October 4, 1999 and incorporated herein by reference.

(2)	Previously filed as an exhibit to the Registration Statement on Form F-6 filed with the Commission on October 6, 1999 and incorporated herein by reference.

(3)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-2 filed with the Commission on October 13, 1999 and incorporated herein by reference.

(4)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 3, 1999 and incorporated herein by reference.

(5)	Previously filed as an exhibit to the Post-Effective Amendment No. 1 to Form F-6 filed with the Commission on January 5, 2000 and incorporated herein by reference.

(6)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 29, 2000 and incorporated herein by reference.

(7)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on July 12, 2000 and incorporated herein by reference.

(8)	Previously filed as an exhibit to the Registration Statement on Form F-2 filed with the Commission on July 26, 2000 and incorporated herein by reference.