Form 20-F
period 2003-03-31
SIFY LTD
filed 2003-07-03
CIK 1094324

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended March 31, 2003.

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from to

Commission file number 000-27663

Sify Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation at Registrant’s name into English)

Republic of India

(Jurisdiction of incorporation or organization)

Tidel Park, 2nd Floor
No. 4, Canal Bank Road
Taramani, Chennai 600 113 India
(91) 44-2254-0770
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: American Depositary Shares, each representing one Equity Share, par value Rs.10 per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

     33,838,392 Equity Shares were issued and outstanding as of May 31, 2003

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

i

     Currency of Presentation and Certain Defined Terms

     Unless the context otherwise requires, references in this annual report to “we,” “us,” the “company,” “Sify” or “Satyam Infoway” are to Sify Limited, a limited liability company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. Until December 2002, we were a majority-owned subsidiary of Satyam Computer Services Limited, a leading Indian information technology services company which is traded on the New York Stock Exchange and the major Indian stock exchanges. In January 2003, we changed the name of our company from Satyam Infoway Limited to Sify Limited. “Satyam” is a trademark owned by Satyam Computer Services, which has licensed the use of the “Satyam” trademark to us subject to specified conditions. “Sify.com,” “Sify,” “Sify iway,” “SifyOnline,” “SatyamOnline,” “Satyam. Net,” “satyamonline.com” and “Satyam iway” are trademarks used by us for which we have registration applications pending in India. All other trademarks or tradenames used in this annual report are the property of their respective owners.

     In this annual report, references to “$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, references to “Rs.,” “rupees” or “Indian rupees” are to the legal currency of India and references to “GBP” are to the legal currency of the United Kingdom. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year.

     For your convenience, this annual report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this annual report, all translations from Indian rupees to U.S. dollars contained in this annual report have been based on the noon buying rate in the City of New York on March 31, 2003, the last business day of March 2003, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on March 31, 2003 was Rs. 47.53 per $1.00.

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

Forward-Looking Statements May Prove Inaccurate

     IN ADDITION TO HISTORICAL INFORMATION, THIS ANNUAL REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “ITEM 3. KEY INFORMATION—RISK FACTORS,” “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS” AND ELSEWHERE IN THIS ANNUAL REPORT. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT’S ANALYSIS ONLY AS OF THE DATE OF THIS ANNUAL REPORT. IN ADDITION, YOU SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS ANNUAL REPORT AND IN OUR QUARTERLY REPORTS AND OTHER DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, OR SEC, FROM TIME TO TIME. OUR FILINGS WITH THE SEC ARE AVAILABLE ON ITS WEBSITE, WWW.SEC.GOV.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

Selected Financial Data

     You should read the following selected consolidated historical financial data in conjunction with our financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects,” all of which are included elsewhere in this annual report. The statement of operations data for the fiscal years ended March 31, 1999, 2000, 2001, 2002 and 2003 and the balance sheet data as of March 31, 1999, 2000, 2001, 2002 and 2003 are derived from our audited consolidated financial statements which have been audited by KPMG India, independent accountants. Our financial statements are prepared in Indian rupees and presented in accordance with U.S. GAAP for and as of the fiscal years ended March 31, 1999, 2000, 2001, 2002 and 2003. Financial statements for the year ended March 31, 2003 have been translated into U.S. dollars for your convenience. Significant accounting policies used in the preparation of our financial statements are summarized in Note 3 to our consolidated financial statements appearing elsewhere in this annual report. Please see “Item 18. Financial Statements.”

     In addition, the selected consolidated historical financial data presented herein includes transitional disclosures pertaining to adoption of SFAS 142, Goodwill and other Intangible Assets, for the year ended March 31, 2001, 2002 and 2003.

     The selected consolidated historical financial data includes a presentation of EBITDA from continuing operations. As we calculate it, EBITDA from continuing operations, represents earnings (loss) from continuing operations before depreciation and amortization, interest income and expense and income tax expense (benefit). EBITDA is neither an Indian GAAP measure nor a U.S. GAAP measure and should not be considered in isolation or as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. Our presentation below also includes a reconciliation of EBITDA from continuing operations to net loss, which we believe to be the most comparable financial measure under U.S. GAAP. EBITDA from continuing operations is presented because it is a basis upon which our management assesses our financial performance and because we believe some investors find it to be a useful tool for measuring a company’s ability to fund operating obligations and capital expenditure. Investors evaluating our financial performance or analyzing our discounted cash flows based on EBITDA from continuing operations should consider financing activities and non-recurring charges that are not included in the calculation of EBITDA. Our calculation includes significant charges recorded to reflect the impairment of goodwill. Investors should also review carefully “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report for further information regarding the underlying financial performance of our company. While EBITDA is frequently reported by many companies as a supplemental measure of operations, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

	Fiscal year ended March 31
	1999	2000	2001	2002	2003	2003
	Indian Rupees					U.S. Dollars(2)
	(In thousands, except share and per share data)
Statement of Operations Data:
Revenues	103,344	618,467	1,200,833	1,493,636	1,862,585	39,188
Initial services charges	—	—	19,691	66,652	97,270	2,046
Satyam Computer Services Limited	—	4,258	4,957	17,200	34,345	723
Satyam Computer Services Limited
Total Revenue	103,344	622,725	1,225,481	1,577,488	1,994,200	41,957
Cost of revenues (excluding depreciation and amortization)	(63,651)	(281,431)	(1,177,106)	(1,192,671)	(1,264,101)	(26,596)
Gross profit (excluding depreciation and amortization)	39,693	341,294	48,375	384,817	730,099	15,361
Operating expenses:
Selling, general and administrative expenses (including provision for doubtful receivables and advances)	200,213	650,222	1,887,324	1,962,467	1,791,336	37,688
Acquisition expenses	—	—	—	20,000	—	—
Amortization of goodwill	—	115,992	931,967	4,420,644	—	—
Impairment of goodwill	—	—	—	—	246,999	5,197
Amortization of deferred stock compensation expense	69	20,627	61,451	9,686	57,729	1,215
Foreign exchange (gain)/loss	(615)	(5,414)	(162,136)	(44,520)	18	—
Total operating expenses	199,667	781,427	2,718,606	6,368,277	2,096,082	44,100
Operating loss	(159,974)	(440,133)	(2,670,231)	(5,983,460)	(1,365,983)	(28,739)
Other (expense)/income, net	(27,402)	71,852	242,368	32,711	52,948	1,114
Loss before equity in losses of affiliates, income taxes and minority interest	(187,376)	(368,281)	(2,427,863)	(5,950,749)	(1,313,035)	(27,625)
Equity in losses of affiliates	—	—	(263,178)	(1,225,444)	(26,061)	(548)
Loss before income taxes and minority interest	(187,376)	(368,281)	(2,691,041)	(7,176,193)	(1,339,096)	(28,173)
Income taxes	—	1,478	(1,707)	—	(2,856)	(60)
Minority interest	—	1,799	11,137	17,928	12,564	264
Loss from continuing operations	(187,376)	(365,004)	(2,681,611)	(7,158,265)	(1,329,388)	(27,969)
Discontinued operations
Income / (loss) from discontinued operations(3)	—	(16,893)	172,581	(125,373)	—	—
Profit on sale of discontinued operations, net of direct costs	—	—	—	81,121	—	—
Net loss	(187,376)	(381,897)	(2,509,030)	(7,202,517)	(1,329,388)	(27,969)
Net profit/ (loss) per equity share — continuing operations	(17.31)	(19.68)	(117.34)	(308.59)	(51.15)	(1.08)
discontinuing operations	—	(0.91)	7.55	(1.91)	—	—
Net loss per share(4)	(17.31)	(20.59)	(109.79)	(310.50)	(51.15)	(1.08)
Weighted average equity shares used in computing net loss per equity share	10,824,826	18,545,399	22,852,600	23,196,428	25,988,095	25,988,095

	Fiscal year ended March 31
	1999	2000	2001	2002	2003	2003
	Indian Rupees					U.S. Dollars
	(In thousands, except share and per share data)
Transitional disclosures pertaining to adoption of SFAS 142 Goodwill and other Intangible Assets
Reported net loss	(187,376)	(381,897)	(2,509,030)	(7,202,517)	(1,329,388)	(27,969)
Less: Goodwill amortization	—	115,992	931,967	292,964	—	—
Less: Equity goodwill amortization	—	—	201,332	75,210	—	—
Adjusted net loss	(187,376)	(265,905)	(1,375,731)	(6,834,343)	(1,329,388)	(27,969)
Reported net loss per share	(17.31)	(20.59)	(109.79)	(310.50)	(51.15)	(1.08)
Less: Goodwill amortization	—	6.25	40.78	12.63	—	—
Less: Equity goodwill amortization	—	—	8.81	3.24	—	—
Adjusted net loss per share	(17.31)	(14.34)	(60.20)	(294.63)	(51.15)	(1.08)
Balance Sheet Data:
Cash and cash equivalents	103,403	7,284,568	1,414,205	658,111	897,596	18,885
Total assets	454,888	10,634,004	11,501,884	4,146,274	3,700,387	77,854
Long-term debt, including current installments	259,256	215,537	—	—	—	—
Total stockholders’ equity / (deficit)	67,617	9,927,840	10,588,336	3,394,113	2,888,696	60,776
Other Financial Data:
EBITDA from continuing operations(5)	(111,068)	(191,979)	(1,312,887)	(6,221,893)	(741,589)	(15,603)
Add: Depreciation and amortization	49,162	247,190	1,601,430	966,626	607,183	12,774
Add: Interest and income tax	27,146	—	—	—	2,856	60
Income/(loss) from discontinued operations	—	16,893	—	125,373	—	—
	76,308	264,083	1,601,430	1,091,999	610,039	12,834
Less: Interest and income tax	—	74,165	232,706	30,254	22,240	468
Income/(loss) from discontinued operations	—	—	172,581	—	—	—
Profit on sale of discontinued operations	—	—	—	81,121	—	—
	—	74,165	405,287	111,375	22,240	468
Net (loss)	(187,376)	(381,897)	(2,509,030)	(7,202,517)	(1,329,388)	(27,969)

Notes

1.	Certain prior-year data has been reclassified to conform to the current year presentation.

2.	Convenience translation to US Dollars done at the exchange rate on March 31, 2003 of Rs 47.53 / dollar, which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at this rate or at all.

3.	There is no goodwill associated with discontinued operations and no extraordinary items.

4.	Reference to shares and per share amounts refer to our equity shares. Our outstanding shares include shares held by a depositary representing equity shares underlying our ADSs. Effective September 24, 2002, one ADS represented one equity share. Our 1-for-4 reverse ratio change on September 24, 2002 did not have any effect on our equity shares or per equity share amounts, as the underlying shares representing ADSs were unchanged.

5.	EBITDA from continuing operations represents earnings (loss) from continuing operations before interest, taxes, depreciation and amortization, and gain on sale of discontinued operations.

Exchange Rates

     The following table sets forth, for each of the months indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York on the last day of each month during each of such months for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	High		Low

December 2002	Rs.	48.55	Rs.	47.66
January 2003		48.23		47.60
February 2003		48.04		47.49
March 2003		47.91		47.39
April 2003		47.57		47.18
May 2003		47.45		46.68

     The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York on the last day of each month during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal Year Ended March 31,	Period End	Average	High	Low

1999	42.44	42.08	43.68	39.25
2000	43.63	43.34	43.82	42.20
2001	46.85	45.70	46.91	43.56
2002	48.83	47.71	48.91	46.58
2003	47.53	48.49	49.14	47.39

Capitalization and indebtedness

Not applicable.

Reasons for the offer and use of proceeds

Not applicable.

Risk Factors

     Any investment in our ADSs involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this annual report, before you make an investment decision regarding our ADSs. If any of the following risks actually occurs, our company could be seriously harmed. In any such case, the market price of our ADSs could decline, and you may lose all or part of the money you paid to buy our ADSs.

Risks Related to Sify Limited

Because we commenced operation of our private data network business in April 1998 and launched our Internet portal website in November 1998, it is difficult to evaluate our company based on our historical results of operations.

     We commenced operation of our private data network business in April 1998 and launched our Internet service provider operations and Internet portal website in November 1998. Accordingly, we have a limited operating history to evaluate our business and during this period our business has not been profitable. You must consider the risks and difficulties frequently encountered by companies in the early stages of development, particularly companies in the new and rapidly evolving Internet service markets. These risks and difficulties include our ability to:

•	continue to develop and upgrade our technology;

•	maintain and develop strategic relationships with business partners;

•	offer compelling online services and content; and

•	promptly address the challenges faced by early stage companies, which do not have an experience or performance base to draw on.

     Not only is our operating history short, but we have determined to compete in three businesses that we believe are complementary. These three businesses are corporate network/data services, Internet access services and online portal and content offerings. In February 2002, we divested a fourth business (software services) to our former majority stockholder, Satyam Computer Services. We do not yet know whether our three remaining businesses will prove complementary. We cannot assure you that we will successfully address the risks or difficulties described above. Failure to do so could lead to an inability to attract and retain corporate customers for our network services and subscribers for our Internet services as well as the loss of advertising revenues.

For the year ended March 31, 2003 we incurred a net loss of Rs.1,329.4 million ($28.0 million). As of March 31, 2003, we had an accumulated deficit of approximately Rs.11,737.8 million ($247.0 million). We anticipate incurring additional losses in the future because our business plan, which is unproven, calls for additional corporate customers and subscribers to attain profitability.

     Since our founding, we have not been profitable and have incurred significant losses and negative cash flows. For the year ended March 31, 2003 we incurred a net loss of Rs.1,329.4 million ($28.0 million). As of March 31, 2003, we had an accumulated deficit of approximately Rs.11,737.8 million ($247.0 million). We expect to continue to incur operating losses as we expand our services and advertise and promote our brand. Our business plan assumes that businesses in India will demand private network and related services. Our business plan also assumes that consumers in India will be attracted to and use Internet access services and content available on the Internet in increasing numbers. This business model is not yet proven in India, and we cannot assure you that we will ever achieve or sustain profitability or that our operating losses will not increase in the future.

     During fiscal 2003, our highest operational priority was to reduce cash burn incurred to build our company and infrastructure to support our rapid growth, which has now stabilized. Although we have significantly reduced our cash burn over the last eight quarters and believe that these represent permanent reductions, we do not know whether these measures, or other measures which we may undertake in the future, will be successful in reducing negative cash flow in future periods.

As a result of its former control by the Government of India, VSNL has established relationships with international bandwidth suppliers and a large customer base, which provide VSNL with a competitive advantage over our company.

     VSNL is a provider of international telecommunications services in India that, until recently, was controlled by the Government of India. While VSNL was controlled by the Government of India, it had a number of significant competitive advantages over our company, including direct access to network infrastructure and greater financial resources. VSNL leveraged these competitive advantages and its longer service history to develop relationships with international bandwidth suppliers to develop a large subscriber base. In February 2002, the Government of India sold a 25% stake in VSNL to the TATA group, reducing the Government of India’s ownership of VSNL to 26%. Although it is no longer controlled by the Government of India, the Government of India maintains a substantial equity interest in VSNL and this relationship, combined with VSNL’s relationships with international bandwidth suppliers and large customer base, continues to provide it with competitive advantages over our company. As a result of VSNL’s competitive position, we believe that we will continue to face difficult market conditions in the Internet access services business. These competitive issues may prevent us from attracting and retaining subscribers and generating advertising revenue. This could result in loss of market share, price reductions, reduced margins or negative cash flow for our operations.

We may be required to further modify the rates we charge for our services in response to new pricing models introduced by new and existing competition in the Internet services market which would significantly affect our revenues.

     Our corporate network/data services business faces significant competition from well-established companies, including Bharti Broadband, Global E-Commerce Limited, HCL Infinity and Tata Internet. Reliance Infocom, a member of the Reliance Group, is building a nationwide fiber optic network in India and has announced plans to provide a range of value-added services, including corporate connectivity services.

     A significant number of competitors have entered India’s liberalized Internet service provider market, and we expect additional competitors to emerge in the near future. As of February 28, 2003, approximately 395 companies had obtained Internet service provider licenses in India, including 65 companies which have obtained licenses to offer Internet service provider services throughout India. New entrants into the national Internet service provider market in India may enjoy significant competitive advantages over our company, including greater financial resources, which could allow them to charge Internet access fees that are lower than ours in order to attract subscribers. Since May 2000, we have offered unlimited Internet access to consumers for a fixed price. A number of our competitors, including VSNL, Dishnet and Mantra, also offer unlimited Internet access for a fixed price. In addition, some competitors offer free Internet service. These factors have resulted in significant reduction in actual average selling prices for consumer ISP services. We expect the market for Internet access to remain extremely price competitive.

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

Our marketing campaign to establish brand recognition and loyalty for the SifyOnline, Sify and iway brands could be unsuccessful.

     In order to expand our customer base and increase traffic on our websites, we must establish, maintain and strengthen the SifyOnline, Sify and iway brands. We plan to continue to incur significant marketing expenditures to establish brand recognition and brand loyalty. If our marketing efforts do not produce a significant increase in consumer traffic to offset our marketing expenditures, our losses will increase or, to the extent that we are generating profits, our profits will decrease. Furthermore, our Internet portal will be more attractive to advertisers if we have a large audience of consumers with demographic characteristics that advertisers perceive as favorable. Therefore, we intend to introduce additional and enhanced content, interactive tools and other services and features in the future in an effort to retain our current subscribers and users and attract new ones. Our reputation and brand name could be adversely affected if we are unable to do so successfully.

     “Satyam” is a trademark owned by Satyam Computer Services. The interest of Satyam Computer Services in our company was reduced to approximately 36.0% in connection with the private placement financing transaction with SAIF Investment Company Limited, or SAIF, and Venture Tech Solutions Pvt. Limited, or VentureTech. VentureTech is obligated to purchase additional shares from us pursuant to the provisions of a Subscription

Agreement, and Satyam Computer Services’ interest in our company will be further reduced in connection therewith. In anticipation of the need to cease using the Satyam brand name, we changed the name of our company from Satyam Infoway Limited to Sify Limited in January 2003. In connection with our name change, our company will be promoted exclusively under the Sify brand name. Our results of operations may be adversely affected by decreased brand recognition and decreased customer loyalty resulting from this name change.

A number of large stockholders of our company and us are party to an Investor Rights Agreement which governs the composition of our Board of Directors and other important corporate matters.

     As of the date of this annual report and based on reports filed with the Securities Exchange Commission, we believe that Satyam Computer Services beneficially owns approximately 36.0% of our equity shares, SAIF owns approximately 16.4% of our equity shares and VentureTech beneficially owns approximately 13.1% of our equity shares (including 1,017,441 ADSs that VentureTech or an affiliate is obligated to purchase from us on or prior to July 31, 2003). As a result, these stockholders, if they elect to act together, are presently able to exercise significant influence over many matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions, such as a sale of our company. These stockholders are also party to an agreement with us relating to the composition of our Board of Directors and other important corporate matters, such as a right of first refusal with respect to the transfer of shares by certain stockholders and the issuance by our company of additional shares, tag along rights with respect to the transfer of shares by certain stockholders and drag along rights. Under Indian law, a simple majority is sufficient to control all stockholder action except for those items, which require approval by a special resolution. If a special resolution is required, the number of votes cast in favor of the resolution must not be less than three times the number of votes cast against it. Examples of actions that require a special resolution include:

•	altering our Articles of Association;

•	issuing additional shares of capital stock, except for pro rata issuances to existing stockholders;

•	commencing any new line of business; and

•	commencing a liquidation.

     Circumstances may arise in which the interests of Satyam Computer Services, SAIF, VentureTech or a subsequent purchaser of the shares currently owned by any such holder, could conflict with the interests of our other stockholders or holders of our ADSs. One or more of such stockholders could delay or prevent a change of control of our company even if a transaction of that sort would be beneficial to our other stockholders, including the holders of our ADSs.

Our largest stockholder, Satyam Computer Services, has stated its intention not to invest any further funds in our company and to explore opportunities to divest its stake in our company.

     In October 2001, our largest stockholder, Satyam Computer Services, publicly announced that it had determined that it would not invest any further funds in our company and that it had decided to explore opportunities to divest its stake in our company. Although no longer our majority stockholder, Satyam Computer Services continued to beneficially own approximately 36.0% of our outstanding equity shares as of the date of this annual report. Any significant sale of our equity shares might hurt the price of our ADSs and make it more difficult for us to sell equity securities or ADSs in the future at a time and at a price that we deem appropriate. Although Mr. Ramalinga Raju, the Chairman of Satyam Computer Services, has resigned as our Chairman, Satyam Computer Services continues to be entitled to nominate two members of our Board of Directors. As of the date of this report, Messrs. K. Thiagarajan and V. Srinivas served on our Board of Directors as the nominees of Satyam Computer Services. Mr. S. Srinivasan is serving in the role of our Chairman pending the formal selection of a Chairman by our Board of Directors. Through its stock ownership and representation on our Board of Directors, Satyam Computer Services is able to influence our business. If Satyam Computer Services divests its interest in our company, the purchaser of that interest could also influence our business significantly.

If our efforts to retain our subscribers through past investment in network infrastructure and ongoing investment in online content offerings and customer and technical support are unsuccessful, our revenues will decrease without a corresponding reduction in costs.

     Our sales, marketing and other costs of acquiring new subscribers are substantial, relative to the fees actually derived from these subscribers. Accordingly, our long-term success depends to a great extent on our ability to retain our existing subscribers, while continuing to attract new subscribers. We have invested significant resources in our network infrastructure and continue to invest in online content offerings and in our customer and technical support capabilities to provide high levels of customer service. We cannot be certain, however, that these investments will maintain or improve subscriber retention. We believe that intense competition from our competitors, some of whom offer free hours of service or other enticements for new subscribers, has caused, and may continue to cause, some of our subscribers to switch to our competitors’ services. In addition, some new subscribers use the Internet only as a novelty and do not become consistent users of Internet services, and therefore are more likely to discontinue their service. Any decline in our subscriber retention rate would likely decrease the revenues generated by our Internet access services division. Therefore, we may not be able to realize sufficient future revenues to offset our past investment in network infrastructure and our ongoing investment in online content offerings and technical support or achieve positive cash flow or profitability in the future.

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

     Our revenues, expenses and operating results have varied in the past and may fluctuate significantly in the future due to a number of factors, many of which are outside our control. A significant portion of our investment and cost base is relatively fixed in the short term. Our revenues for the foreseeable future will depend on the following:

•	the range of services provided by us and our strategic partners and the usage thereof by our customers determines the amount of revenues generated by our corporate network/data services division;

•	the number of subscribers to our Internet service provider service and the prevailing prices charged determine the amount of revenues generated by our Internet access services division; and

•	advertising and electronic commerce activity on www.sify.com and its related sites determines the amount of revenues generated by our online portal and content offerings division.

Our future revenues are difficult to forecast and, in addition to the foregoing, will depend on the following:

•	the timing and nature of any agreements we enter into with strategic partners will determine the amount of revenues generated by our corporate network/data services division;

•	new Internet sites, services, products or pricing policies introduced by our competitors may require us to introduce new offerings or reduce the prices we charge our customers for Internet access;

•	our capital expenditures and other costs relating to our operations could require us to generate additional revenue in order to be profitable;

•	the timing and nature of our marketing efforts could affect the number of our subscribers and the level of electronic commerce activity on our websites;

•	our ability to successfully integrate operations and technologies from any acquisitions, joint ventures or other business combinations or investments;

•	the introduction of alternative technologies may require us to re-evaluate our business strategy and/or to adapt our services to be compatible with such technologies; and

•	technical difficulties or system failures affecting the telecommunication infrastructure in India, the Internet generally or the operation of our websites.

     We plan to continue to expand and develop content and enhance our technology. Many of our expenses are relatively fixed in the short-term. We cannot assure you that our revenues will increase in proportion to the increase in our expenses. We may be unable to adjust spending quickly enough to offset any unexpected revenues shortfall. This could lead to a shortfall in revenues in relation to our expenses.

     You should not rely on yearly comparisons of our results of operations as indicators of future performance. It is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our ADSs will likely fall.

Because we lack full redundancy for our computer systems, a systems failure could prevent us from operating our business.

     We rely on the Internet and accordingly, depend upon the continuous, reliable and secure operation of Internet servers, related hardware and software and network infrastructure such as lines leased from telecom operators. We have a back-up data facility, but we do not have full redundancy for all of our computer and telecommunications facilities. As a result, failure of key primary or back-up systems to operate properly could lead to a loss of customers, damage to our reputation and violations of our Internet service provider license and contracts with corporate customers. A loss of customers or damage to our reputation would result in a decrease in the number of our subscribers, which would cause a decrease in the revenues generated by our Internet access services division. A violation of our Internet service provider license could result in the suspension or termination of that license, which would prevent us from carrying on a significant portion of our operations and materially adversely affect our operating results. Violations of our contracts with corporate customers could result in the termination of these contracts, which would cause a decrease in the revenues generated by our corporate data/network services division. Any of these failures could also lead to a decrease in value of our ADSs, significant negative publicity and litigation. From time to time, a number of large Internet companies have suffered highly publicized system failures resulting in adverse reactions to their stock prices, significant negative publicity and, in some instances, litigation.

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

If we are unable to manage our rapid growth over the past several years, our results of operations will be adversely affected.

     Over the last several years, we have experienced a period of significant growth. This growth has placed, and will continue to place, a significant strain on our managerial, operational, financial and information systems resources. We will have to implement new operational and financial systems and procedures and controls, expand our office facilities, train and manage our employee base and maintain close coordination among our technical, accounting, finance, marketing, sales and editorial staffs. If we are unable to manage our growth effectively, we will be unable to implement our strategy, upon which the success of our business depends.

We face a competitive labor market for skilled personnel and therefore are highly dependent on our existing key personnel and on our ability to hire additional skilled employees.

     Our success depends upon the continued service of our key personnel, particularly Mr. Ramaraj, our Chief Executive Officer. All of our employees are located in India. Each of our employees may voluntarily terminate his or her employment with us. We do not carry key person life insurance on any of our personnel. Our success also depends on our ability to attract and retain additional highly qualified technical, marketing and sales personnel. The labor market for skilled employees in India is extremely competitive, and the process of hiring employees with the necessary skills is time consuming and requires the diversion of significant resources. While we have not experienced difficulty in employee retention or integration to date, we may not be able to continue to retain or integrate existing personnel or identify and hire additional personnel in the future. The loss of the services of key personnel, especially the unexpected death or disability of such personnel, or the inability to attract additional qualified personnel, could disrupt the implementation of our business strategy, upon which the success of our business depends.

     In February 2002, we entered into Executive Employment Agreements with each of Messrs. Ramaraj, Zacharias and Santhanakrishnan. These agreements provide for base and bonus compensation and additional benefits and require that we indemnify these officers for specified expenses incurred by them in connection with their employment by our company. These agreements also contain confidentiality and invention assignment provisions. In addition, these agreements provide for specified payments in connection with a termination of employment after a change of control of our company or in certain other circumstances. Our agreement with Mr. Ramaraj had a term of approximately 13 months, and our agreements with Messrs. Zacharias and Santhanakrishnan have a term of three years. Our stockholders approved an extension of Mr. Ramaraj’s tenure as Managing Director for an additional five years, effective April 1, 2003.

We are highly dependent on our relationships with strategic partners to provide key services to our customers.

     We rely on our arrangements with strategic partners to provide key network services to our business clients. Some of these relationships can be terminated by our partners in some circumstances. We also rely on some of our strategic partners to provide us with access to their customer base. We are a strategic partner of UUNet Technologies in India and provide dial-up access to UUNet Technologies roaming international clients in India. UUNet Technologies is a unit of WorldCom, Inc., which in July 2002 filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. We do not know whether we will be able to maintain our strategic partnership with UUNet Technologies, which accounted for approximately 6.7% of our revenues in fiscal 2003. If our relationships with our strategic partners do not continue, the ability of our corporate network/data services division to generate revenues will be decreased significantly.

     If there is an adverse outcome in the class action litigation that has been filed against us, our business may be harmed.

     Our company and certain of our officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in our initial public offering of American Depositary Shares as defendants. This class action is brought on behalf of a purported class of purchasers of our ADSs from the time of our IPO in October 1999 through December 2000. The central allegation in this action is that the underwriters in our IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased our ADSs in the IPO and the aftermarket. The complaint also alleges that we violated the United States federal securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits. In July 2002, an omnibus motion to dismiss all complaints against issuers and individual defendants affiliated with issuers was filed by the entire group of issuer defendants in these similar actions. In October 2002, our executive officers who were named as defendants in this action were dismissed from the action without prejudice. In February 2003, the Court in this action issued its decision on defendants’ omnibus motion to dismiss. This decision denied the motion to dismiss the Section 11 claim as to Sify and virtually all of the other issuer defendants. The decision also denied the motion to dismiss the Section 10(b) claim as to numerous issuer defendants, including Sify. Although we are unable to estimate the range of loss that is reasonably possible, we believe that we have meritorious defenses and intend to defend this action vigorously. However, we could be forced to incur material expenses in the litigation and, in the event there is an adverse outcome, our business could be harmed.

We face risks associated with our joint venture with Refco Sify Securities India Private Limited, our strategic partnership with VeriSign, our investment in Wisden Cricinfo Limited and with other potential acquisitions, investments, strategic partnerships or other ventures, including whether any such transactions can be identified, completed and the other party integrated with our business on favorable terms.

     In November 1999, we acquired 24.5% of the outstanding shares of IndiaWorld Communications, together with an option to acquire IndiaWorld Communications’ remaining outstanding shares. In May 2000, we entered into a strategic partnership with VeriSign to provide managed digital certificate-based authentication services in India. In June 2000, we acquired a 25% stake in CricInfo Limited and made an investment in Refco Sify Securities India Private Limited. In July 2000, we completed our investment in CricInfo Limited. These alliances may not provide all or any portion of the anticipated benefits. Due to a general decline in market valuations for technology companies during fiscal 2002, we reassessed, in accordance with our accounting policy, the goodwill to be carried forward relating to these acquisitions. As a result, we recorded a Rs.4,127.7 million charge in fiscal 2002 relating to the impairment of goodwill. In February 2003, CricInfo Limited sold its business to Wisden Cricinfo Limited and, in connection with that transaction, our loan to CricInfo was fully repaid and we acquired 33% of the equity in Wisden Cricinfo Limited.

     We may attempt to grow our business through acquisitions. We may acquire or make investments in other complementary businesses, technologies, services or products, or enter into additional strategic partnerships with parties who can provide access to those assets, if appropriate opportunities arise in the future. From time to time we have had discussions and negotiations with a number of companies regarding our acquiring, investing in or partnering with their businesses, products, services or technologies, and we regularly engage in such discussions and negotiations in the ordinary course of our business. Some of those discussions also contemplate the other party making an investment in our company. We may not identify suitable acquisition, investment or strategic partnership candidates in the future, or if we do identify suitable candidates, we may not complete those transactions on commercially acceptable terms or at all. In addition, the key personnel of an acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses, which could adversely affect our operating results and cause the price of our ADSs to decline. Furthermore, we may incur indebtedness or issue additional equity securities to pay for any future acquisitions. The issuance of additional equity securities would dilute the ownership interests of the holders of our ADSs.

Our financial results are impacted by the financial results of entities that we do not control.

     We have a significant, non-controlling minority interest in Wisden Cricinfo Limited (successor to the business of Cricinfo) and Refco Sify Securities India Private Limited that is accounted for under U.S. GAAP using the equity method of accounting. Under this method, we generally are obligated to report as “Equity in losses (gains) of affiliates” a pro rata portion of the financial results of any such company in our statement of operations even though we do not control the other company, subject to limitations in the case of losses that exceed our cost of investment. Thus, our reported results of operations can be significantly increased or decreased depending on the results of Wisden Cricinfo Limited and Refco Sify Securities India Private Limited or other companies in which we may make similar investments even though we may have only a limited ability to influence these activities.

A significant majority of the iway cybercafés are franchised operations that we do not operate or control.

     As of March 31, 2003, 817 cybercafés were franchised and 27 cybercafés were owned and operated by our company. Franchise relationships are subject to a number of special risks. For example, we do not operate or control our franchisees, and they may not meet their obligations under our franchise agreements with them. The failure of a franchisee to provide quality services to its customers could result in end user dissatisfaction with our company. We may become involved in disputes with our franchisees, which may result in litigation or the termination of one or more of our franchise agreements. Our franchisees could attempt to organize themselves into unions in order to negotiate more favorable terms in our franchise agreements. Any failure to continue our relationships with our franchisees on favorable terms could reduce the size of our market share for Internet access in India and decrease the revenues generated by our Internet access services division.

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

     Our efforts to protect our intellectual property may not be adequate. We hold no patents, and our competitors may independently develop similar technology or duplicate our services. Unauthorized parties may infringe upon or misappropriate our services or proprietary information. In addition, the laws of India do not protect proprietary rights to the same extent as laws in the United States, and the global nature of the Internet makes it difficult to control the ultimate destination of our services. For example, the legal processes to protect service marks in India are not as effective as those in place in the United States. The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly.

     We could be subject to intellectual property infringement claims as the number of our competitors grows and the content and functionality of our websites or other service offerings overlap with competitive offerings. Defending against these claims, even if not meritorious, could be expensive and divert management’s attention from operating our company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and forced to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing technology. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, or at all.

Our platform infrastructure and its scalability are not proven, and our current systems may not accommodate increased use while maintaining acceptable overall performance.

     Currently, only a relatively limited number of customers use our corporate network, our Internet service provider services and our Internet portal. We must continue to adapt our network infrastructure to accommodate additional users, increasing transaction volumes and changing customer requirements. We may not be able to project accurately the rate or timing of increases, if any, in the use of our websites or upgrade our systems and infrastructure to accommodate such increases. Our systems may not accommodate increased use while maintaining acceptable overall performance. Service lapses could cause our users to use the online services of our competitors.

We do not plan to pay dividends in the foreseeable future.

     We do not anticipate paying cash dividends to the holders of our ADSs in the foreseeable future. Accordingly, investors must rely on sales of their ADSs after price appreciation, which may never occur, as the only way to realize a positive return on their investment. Investors seeking cash dividends should not purchase our ADSs.

Risks Related to the ADSs and Our Trading Market

Holders of ADSs are restricted in their ability to exercise preemptive rights under Indian law and thereby may suffer future dilution of their ownership position.

     Under the Companies Act, 1956 of India, or Companies Act, a public company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders, whether on a show of hands or on a poll, holding not less than three times the number of votes, if any, cast against the resolution. At our 2000 Annual General Meeting, our stockholders approved a special resolution permitting us to issue up to one million equity shares (currently equivalent to one million ADSs) in connection with acquisitions. We issued virtually all of these equity shares in connection with our acquisitions of IndiaWorld Communications, Indiaplaza.com and Kheladi.com and our investment in CricInfo Limited. At our 2001 Annual General Meeting, our stockholders approved a special resolution permitting us to issue up to four million additional equity shares in connection with acquisitions or capital raising transactions, and our ADS holders are deemed to have waived their preemptive rights with respect to these shares. At our December 2002 Extraordinary General Meeting, our stockholders approved a special resolution permitting us to issue up to 12.5 million additional equity shares (equivalent to 12.5 million ADSs) in connection with the sale of equity shares to SAIF and VentureTech, and our ADS holders are deemed to have waived their preemptive rights with respect to these shares and our Board of Directors may approve the issuance of these shares without further action of our stockholders.

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

     Under Indian law, subject to the presence in person at a stockholder meeting of persons holding equity shares representing a quorum, all resolutions proposed to be approved at that meeting are voted on by a show of hands unless a stockholder present in person and holding at least 10% of the total voting power or on which an aggregate sum of not less than Rs.50,000 has been paid-up, at the meeting demands that a poll be taken. Equity shares not represented in person at the meeting, including equity shares underlying ADSs for which a holder has provided voting instructions to the depositary bank, are not counted in a vote by show of hands. As a result, only in the event that a stockholder present at the meeting demands that a poll be taken will the votes of ADS holders be counted. Securities for which no voting instructions have been received will not be voted on a poll.

     As a foreign private issuer, we are not subject to the SEC’s proxy rules, which regulate the form and content of solicitations by United States-based issuers of proxies from their stockholders. To date, our practice has been to provide advance notice to our ADS holders of all stockholder meetings and to solicit their vote on such matters through the depositary, and we expect to continue this practice. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the SEC’s proxy rules.

The market price of our ADSs has been and may continue to be highly volatile.

     The market price of our ADSs has fluctuated widely and may continue to do so. For example, since our initial public offering in October 1999 through May 31, 2003, the trading price of our ADSs has ranged from a high of $452 per ADS to a low of $0.88 per ADS. Many factors could cause the market price of our ADSs to rise and fall. Some of these factors include:

•	our failure to integrate successfully our operations with those of acquired companies;

•	actual or anticipated variations in our quarterly operating results, including charges to write-off goodwill and other acquisition costs;

•	announcement of technological innovations;

•	conditions or trends in the corporate network/data services, Internet and electronic commerce industries;

•	the competitive and pricing environment for corporate network/data services and Internet access services in India and the related cost and availability of bandwidth;

•	the perceived attractiveness of investment in Indian companies;

•	acquisitions and alliances by us or others in the industry;

•	changes in estimates of our performance or recommendations by financial analysts;

•	market conditions in the industry and the economy as a whole;

•	introduction of new services by us or our competitors;

•	changes in the market valuations of other Internet service companies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel; and

•	other events or factors, many of which are beyond our control.

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

     In order to maintain the listing of our ADSs on the Nasdaq National Market, we are required to comply with the continuing listing requirements of Nasdaq, including the $1.00 minimum bid price requirement. In fiscal 2003, the price of our ADSs on the Nasdaq National Market closed below $1.00 for more than 30 consecutive days. Effective September 24, 2002, our equity share-to-ADS exchange ratio was adjusted to one-to-one in order to re-establish compliance with Nasdaq’s minimum bid price requirement. There are also pending or expected material changes to the listing requirements of the Nasdaq National Market relating to implementation of the Sarbanes-Oxley Act of 2002 and other reforms that will impose significant additional substantive and administrative requirements on all public companies listed on the Nasdaq National Market, including foreign private issuers. We do not know whether we will be able to maintain our Nasdaq National Market listing in the future.

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

     The market price of our ADSs could decline as a result of sales of a large number of equity shares or ADSs or the perception that such sales could occur. In October 2001 our former parent company, Satyam Computer Services, announced its intention to divest its investment in our company. In December 2002, we sold 7,558,140 ADSs to SAIF and 2,034,884 equity shares to VentureTech. In April 2003, we sold an additional 1,017,442 equity shares to VentureTech pursuant to the provisions of the December 2002 subscription agreement. We have also agreed to sell an additional 1,017,441 ADSs to VentureTech or an affiliate no later than July 31, 2003. The resale of the ADSs sold to SAIF is covered by a registration statement on Form F-3. Based on documents filed with the Securities and Exchange Commission, we believe that SAIF sold 2,000,000 ADSs to Acqua Wellington North American Equities Fund, Ltd. in May 2003. Further, we have agreed to sponsor an offering of ADSs against existing equity shares of the Company deposited by a stockholder of our company under Indian law. The size of sponsored ADS offering shall not be the lesser of 3,600,000 equity shares and the greater of 4,605,000 equity shares. We will not receive any proceeds in connection with this offering. Any significant sales or our equity shares or ADSs might hurt the price of our ADSs and make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. We may issue additional equity shares and ADSs to raise capital and to fund acquisitions and investments, and the parties to any such future transactions could also decide to sell them.

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

Political instability in India and around the world could halt or delay the liberalization of the Indian economy and adversely affect business and economic conditions in India generally and our business in particular.

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

Conflicts in South Asia and terrorist attacks in the United States, South Asia and around the world could adversely affect the economy and cause our business to suffer.

     South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In April 1999, India and Pakistan conducted long-range missile tests. Since May 1999, military confrontations between India and Pakistan have occurred in the Himalayan region of Kargil and other border areas. In October 1999, the leadership of Pakistan changed as a result of a coup led by the military. In September 2001, terrorist attacks were conducted in the United States, which caused various adverse consequences, including adverse economic consequences. In addition, in October 2001 the United States commenced military operations against various targets located in Afghanistan. In December 2001, terrorist attacks were conducted on the Indian Parliament building resulting in heightened diplomatic and military tension between India and Pakistan. In 2003, the United States and several other NATO countries conducted military operations against Iraq. These events are widely believed to have provoked a significant slow-down in worldwide economic activity. Events of this nature could influence the Indian and/or global economy and could have a material adverse effect on the market for securities of Indian companies, including our ADSs, and the market for our services.

We are subject to foreign investment restrictions under Indian law that limit our ability to attract foreign investors which, together with the lack of a public market for our equity shares, may adversely impact the value of our ADSs.

     Currently, there is no public trading market for our equity shares in India or elsewhere nor can we assure you that we will take steps to develop one. Our equity securities are only traded on Nasdaq through the ADSs as described in this annual report. Under prior Indian laws and regulations our depositary could not accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares without prior approval of the Government of India. The Reserve Bank of India has announced fungibility regulations permitting, under limited circumstances, the conversion of ADSs to equity shares and the reconversion of equity shares to ADSs provided that the actual number of ADSs outstanding after such reconversion is not greater than the original number of ADSs outstanding. If you elect to surrender your ADSs and receive equity shares, you will not be able to trade those equity shares on any securities market and, under present law, likely will not be permitted to reconvert those equity shares to ADSs.

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

     The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. During the three-year period from June 1, 2000 through March 31, 2003, the value of the rupee against the U.S. dollar declined by approximately 9.3%, although the rupee appreciated against the dollar in late 2002 and early 2003. Devaluations of the rupee will result in higher expenses to our company for the purchase of capital equipment, such as servers, routers, modems and other telecommunications and computer equipment, which is generally manufactured in the U.S. In addition, our market valuation could be materially adversely affected by the devaluation of the rupee if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations. Appreciation of the rupee against the dollar will result in foreign exchange losses to the extent we hold excess cash in dollar-denominated investments. For additional information, please see “Exchange Rates.”

The Government of India may change its regulation of our business or the terms of our license to provide Internet access services without our consent, and any such change could decrease our revenues and/or increase our costs, which would adversely affect our operating results.

     Our business is subject to government regulation under Indian law and to significant restrictions under our Internet service provider license issued by the Government of India. These regulations and restrictions include the following:

•	Our Internet service provider license has a term of 15 years and was originally issued in 1998. Our Internet service provider license was reissued in 2002 enabling us to offer telephony services over the Internet and increasing our maximum permitted level of foreign equity investment to 74%. We have no assurance that the license will be renewed in the future. If we are unable to renew our Internet service provider license for any reason, we will be unable to operate as an Internet service provider in India and will lose one of our primary sources of revenue.

•	The Telecom Regulatory Authority of India, or TRAI, a statutory authority constituted under the Telecom Regulatory Authority of India Act, 1997, maintains the right to regulate the prices we charge our subscribers. The success of our business model depends on our ability to price our services at levels we believe are appropriate. If the TRAI sets a floor price , we may not be able to attract and retain subscribers. Likewise, if the TRAI sets a ceiling price , we may not be able to generate sufficient revenues to fund our operations. Similarly, an action of the Indian Parliament may impact our ability to set the prices for our services.

•	The Government of India maintains the right to take over our entire operations or revoke, terminate or suspend our license for national security and similar reasons without compensation to us. If the Government of India were to take any of these actions, we would be prevented from conducting all or part of our business.

     The charges for international gateways and other services presently being provided by VSNL are the subject of a dispute before the Telecom Regulatory Authority of India, or TRAI, and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including our company, represented by the Internet Service Providers Association of India, or ISPAI. VSNL has priced these services at levels which we believe are inconsistent with the terms and conditions on which VSNL has secured the bandwidth for its international gateways. The Telecom Disputes Settlement and Appellate Tribunal remanded the matter back to the TRAI, which decided against the ISPAI. The ISPAI has not yet decided on a further course of action. We are currently paying for bandwidth from VSNL at the higher rates. We presently do not believe that the outcome of this dispute will be material to our business provided that the international gateway services market continues to be opened to competition.

Changes in Indian income taxes will increase our tax liability and decrease any profits we might have in the future.

     The statutory corporate income tax rate in India is currently 35.0%. For fiscal 2003, this tax rate was subject to a 5.0% surcharge resulting in an effective tax rate of 36.8%. The tax surcharge for fiscal 2004 has been decreased to 2.5%, resulting in an effective tax rate of 35.9%. We cannot assure you that the surcharge will be in effect only for a limited period of time or that additional surcharges will not be implemented by the Government of India.

Risks Related to the Internet Market in India

     Our success will depend in large part on the increased use of the Internet by consumers and businesses in India. However, our ability to exploit the Internet service provider and other data service markets in India is inhibited by a number of factors. If India’s limited Internet usage does not grow substantially, our business may not succeed.

The success of our business depends on the acceptance of the Internet in India, which may be slowed or halted by high bandwidth costs and other technical obstacles in India.

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

The limited installed personal computer base in India limits our pool of potential customers and restricts the amount of revenues that our Internet access services division may generate.

     The market penetration rates of personal computers and online access in India are far lower than such rates in the United States. Alternate methods of obtaining access to the Internet, such as through set-top boxes for televisions, are currently not popular in India. There can be no assurance that the number or penetration rate of personal computers in India will increase rapidly or at all or that alternate means of accessing the Internet will develop and become widely available in India. While the personal computer penetration level in India is relatively low, we are addressing the demand for public Internet access through the establishment of a retail chain of public Internet access centers, which we refer to as “cybercafés,” under the “iway” brand name. As of March 31, 2003, 817 iway cybercafés were franchised and 27 iway cybercafés were owned and operated by our company. Although this service creates a larger market, it also imposes on the operator of the cybercafé the considerable costs of providing the consumer access to a personal computer and related hardware and software.

The high cost of accessing the Internet in India limits our pool of potential customers and restricts the amount of revenues that our Internet access services division may generate.

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

The success of our business depends on the acceptance and growth of electronic commerce in India, which is uncertain, and, to a large extent, beyond our control.

     Many of our existing and proposed services are designed to facilitate electronic commerce in India, although there is relatively little electronic commerce currently being conducted in India. Demand and market acceptance for these services by businesses and consumers, therefore, are highly uncertain. Many Indian businesses have deferred purchasing Internet access and deploying electronic commerce initiatives for a number of reasons, including the existence or perception of, among other things:

•	inconsistent quality of service;

•	the need to deal with multiple and frequently incompatible vendors;

•	inadequate legal infrastructure relating to electronic commerce in India;

•	a lack of security of commercial data, such as credit card numbers; and

•	low number of Indian companies accepting credit card numbers over the Internet.

     If usage of the Internet in India does not increase substantially and the legal infrastructure and network infrastructure in India are not developed further, we are not likely to realize any benefits from our investment in the development of electronic commerce services.

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

Our service offerings may not be compatible with industry standards developed in the future.

     Our ability to compete successfully depends upon the continued compatibility and inter-operability of our services with products and architectures offered by various vendors. Although we intend to support emerging standards in the market for Internet access, industry standards may not be established and, if they become established, we may not be able to conform to these new standards in a timely fashion or maintain a competitive position in the market. The announcement or introduction of new services by us or our competitors and any change in industry standards could cause customers to deter or cancel purchases of existing services.

Item 4. Information on the Company

History and Development

     Our company, Sify Limited (formerly known as Satyam Infoway Limited), was organized as a limited liability company under the laws of the Republic of India pursuant to the provisions of the Companies Act on December 12, 1995. Until December 2002, we were a majority-owned subsidiary of Satyam Computer Services, a leading Indian information technology services company traded on the New York Stock Exchange and the principal Indian stock exchanges. Our company was formed as a separate business unit of Satyam Computer Services to develop and offer connectivity-based corporate services allowing businesses in India to exchange information, communicate and transact business electronically. We conduct substantially all of our business in India. The address of our principal executive office is Tidel Park, 2nd Floor, No. 4, Canal Bank Road, Taramani, Chennai 600 113 India, and our telephone number is (91) 44-2254-0770.

     From December 1995 through 1997, we focused on the development and testing of our private data network. In 1997, we began forming strategic partnerships with a number of leading technology and electronic commerce companies, including UUNet Technologies, in order to broaden our service offerings to our corporate customers. In March 1998, we obtained network certification for conformity with Indian and international network operating standards from the Technical Evaluation Committee of India. In April 1998, we began offering private network services to businesses in India. Our initial services included electronic data interchange, e-mail and other messaging services, virtual private networks and related customer support.

     In October 1998, we initiated our online content offerings with two websites: carnaticmusic.com and indiaupdate.com. We also started development of www.sify.com, our online portal, and other related content sites for personal finance, movies and automobiles with the goal of offering a comprehensive suite of websites offering content specifically tailored to Indian interests worldwide.

     On November 6, 1998, the Indian government opened the Internet service provider market place to private competition. Capitalizing on our existing private data network, we launched our Internet service provider business, SifyOnline (formerly known as SatyamOnline), on November 22, 1998 and became the first private national Internet service provider in India. We began offering SifyOnline Internet access and related services to India’s consumer market as a complement to the network services offered to our business customers. Our SifyOnline service was the first in India to offer ready-to-use CD-ROMs enabling online registration and immediate usage.

Initial Public Offering and Subsequent Financing Transactions

     In October 1999, we completed our initial public offering on the Nasdaq National Market and issued 4,801,250 ADSs (representing 4,801,250 equity shares) at a price of $18.00 per ADS. We received approximately $79.2 million, net of underwriting discounts, commissions and other offering costs.

     In February 2000, we completed a secondary offering and issued 467,175 ADSs (representing 467,175 equity shares) at a price of $320.00 per ADS. We received approximately $141.2 million, net of underwriting discounts, commissions and other costs.

     In October 2002, we agreed to sell an aggregate of 7,558,140 ADSs to SAIF for consideration of $13.0 million and to sell an aggregate of 2,034,884 equity shares to VentureTech for consideration of $3.5 million. This transaction was approved by our stockholders at our Extraordinary General Meeting held on December 9, 2002. In December 2002, we completed the sale of the ADSs to SAIF and the sale of 2,034,883 equity shares to VentureTech. In connection with this transaction, Mr. Ramalinga Raju resigned as the Chairman of our Board of

Directors. In April 2003, we sold an additional 1,017,442 equity shares to VentureTech. An affiliate of VentureTech is obligated to purchase an additional 1,017,441 ADSs from our company prior to July 31, 2003.

     In connection with this financing, the parties have entered into a shareholders agreement providing for, among other things, a Board of Directors comprised of nine directors to be nominated as follows: SAIF—two nominees; VentureTech—two nominees; Satyam Computer Services—two nominees; South Asia Regional Fund—one nominee; one independent nominee; and one nominee who shall be the Managing Director of Sify. The shareholders agreement has also granted the investors consent rights with respect to specified corporate transactions.

Investment Strategy

     We may attempt to grow our business through acquisitions. In evaluating investment opportunities, we consider important factors, such as strategic fit, competitive advantage and financial benefit, through a formal net present value evaluation. There is no significant difference in the analysis undertaken in connection with an investment in an affiliate compared to other uses of cash. Our investment strategy has not undergone major changes in the last three years.

IndiaWorld Communications

     In June 2000, we acquired IndiaWorld Communications, a private company organized under the laws of the Republic of India, through the payment of Rs.3,767.4 million in cash and issuance of 268,500 equity shares. In fiscal 2002, due to a general decline in market valuations for technology companies, we reassessed, in accordance with our accounting policy, the goodwill to be carried forward relating to this acquisition. As a result, we recorded a charge relating to the impairment of goodwill arising in connection with this acquisition.

CricInfo Limited

     In July 2000, we acquired a 25% stake in CricInfo Limited, a private company incorporated in the United Kingdom, through the issuance of 551,180 ADSs (representing 551,180 equity shares).

     In October 2001, we entered into a loan transaction with CricInfo Limited for the issuance of unsecured convertible notes by CricInfo with a principal amount of up to GBP 1.0 million, subject to the satisfaction of certain performance measures by CricInfo. These notes, which provided for an interest rate of 8.0% per annum, were convertible into CricInfo shares by us at any time and redeemable by CricInfo on October 5, 2004. On May 17, 2002, we entered into an Amended Subscription Agreement for an additional principal amount of notes up to GBP 0.6 million that were subject to the same terms as the original issue, thereby increasing our total subscription to GBP 1.6 million. We also entered into a Term Loan Agreement with CricInfo granting a term loan facility of GBP 100,000. The Loan carried an interest rate of 4% per annum. The interest was payable on the last day of the interest periods of six months each. The loan was repayable on December 31, 2004. The term loan and the convertible loan were secured by a debenture document executed by CricInfo.

     In February 2003, CricInfo transferred its net assets other than the loan payable to Sify and miscellaneous current assets and liabilities to a newly formed company incorporated in the United Kingdom, Wisden Cricinfo Limited. In consideration of its contribution of assets, CricInfo Limited received a 33% equity stake in Wisden Cricinfo Limited and GBP 1.8 million. CricInfo Limited repaid our loan, including accrued interest of Rs. 107.0 million, and transferred its 33% stake in Wisden Cricinfo Limited to us for a consideration of Rs.22.6 million (GBP 0.3 million). Contemporaneously we advanced Rs.23.0 million (GBP 0.3 million) to Wisden Cricinfo Limited.

Indiaplaza.com

     In July 2000, we entered into an agreement to acquire the outstanding capital stock of Indiaplaza.com, a private company incorporated in California. We completed our acquisition of Indiaplaza.com in December 2000 through the issuance of an aggregate of 113,798 ADSs (representing 113,798 equity shares) to the former equity holders of IndiaPlaza.com. In June 2003, we completed the sale of substantially all of the assets of Indiaplaza.com to a third party.

Kheladi.com

     In July 2001, we completed our acquisition of Kheladi.com through the issuance of 19,073 equity shares. Kheladi.com is a sports portal promoted by Geet Sethi, the six time World Billiards Champion and a well-known sports personality in India. The terms of the agreement include contingent payments upon the achievement of specified profitability and revenue targets. As of March 31, 2003, these contingencies were not met and no payments have been made.

Software Services Business

     In October 2001, we announced our proposal to divest our software services business, which principally involved business to business e-commerce and website development services including our strategic relationships with Open Market and Sterling Commerce, to our former parent company, Satyam Computer Services. Our software services business represented approximately 18% of our revenues for fiscal 2002. This transaction was approved by our stockholders at our Extraordinary General Meeting held on February 28, 2002. In February 2002, we complete the divestment for the Indian Rupee equivalent of $6.9 million. The objective of the divestment was to permit us to concentrate on our core business of Internet services.

WIPRO Limited Customers

     In July 2002, we entered into an agreement with WIPRO Limited, pursuant to which, among other things, WIPRO Limited assigned its service contracts with its corporate connectivity customers to us in exchange for a cash payment based on the historical revenues generated by these customers.

Business Overview

     We are the largest integrated Internet, network and electronic commerce services company in India, offering end-to-end solutions with a comprehensive range of services delivered over a common Internet backbone infrastructure. Our services enable our business and consumer customers to communicate, transmit and share information, access online content and conduct business remotely using our private data network or the Internet. Our Internet and network services include the following:

•	Corporate Network/Data Services. We offer a suite of technology and network-based services that provide our corporate customers with comprehensive Internet and private network access. Our services enable our corporate customers to offer a full range of business-to-business and electronic commerce related services.

•	Internet Access Services. We offer dial-up Internet access, email and web page hosting to consumers in India through convenient online registration and user-friendly software. As of March 31, 2003, we had more than 600,000 consumer Internet subscribers. In addition, we offer public Internet access to consumers through a retail chain of iway cybercafés.

•	Online Portal and Content Offerings. We operate an online portal, www.sify.com, that functions as a principal entry point and gateway for accessing the Internet by providing useful web-related services and links. We also offer related content sites specifically tailored to Indian interests worldwide.

     We began providing corporate network/data services to businesses in April 1998, and as of March 31, 2003 we had more than 800 corporate customers. We launched our Internet service provider business in November 1998, becoming the first private Internet service provider to begin service after the Indian government, opened the market to private competition. We also operate an online portal, www.sify.com, and related content sites specifically tailored for Indian interests worldwide. Sify.com is one of India’s leading portals with services in areas such as news, travel, finance, health and shopping in addition to e-mail, chat and search.

     We currently operate a large national private data network in India. Our network utilizes Internet protocol, which is an Internet industry standard for tracking Internet addresses, routing outgoing messages and recognizing incoming messages. In February 2002, we became the first Indian company to be certified ISO 9001: 2000 for network services, data center operations and customer relationship management. The ISO 9001: 2000 certification from Det Norske Veritas (DNV), Netherlands under the RvA accreditation scheme provides recognition for self-defined benchmarks against international companies with respect to facilities, metrices, processes and practices.

     As of March 31, 2003, we owned and operated 55 points of presence serving more than 250 cities across India, representing an estimated 90% of the installed personal computer base in India. Points of presence are telecommunications facilities located in a particular market which allow our customers to connect to the Internet through a local telephone call. We operate international Internet gateways in Ahmedabad, Bangalore, Bhopal, Kolkata (Calcutta), Chennai (Madras), Cochin, Chandigarh, Delhi, Hyderabad, Lucknow, Mumbai (Bombay) and Pune.

     We continue to seek to be the premier integrated Internet, network and electronic commerce solutions provider to businesses and consumers in India. We believe that demand for our services is significant in India and growing rapidly as businesses and consumers seek alternatives to the communications services offered by telecom providers that were formerly controlled by the government of India. We intend to continue to focus on providing superior network performance and high levels of customer service and technical support to increase our customer base and maximize customer satisfaction.

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

     Special Communications Needs of Businesses. As the Internet becomes more developed and reliable, businesses are increasingly utilizing the Internet for functions critical to their core business strategies, such as sales and marketing, customer service and project coordination. The Internet presents a compelling profit opportunity for businesses by enabling them to reduce operating costs, access valuable information and reach new markets. To maintain a significant presence on the Internet, businesses typically purchase Internet access services and establish a website. Internet access provides a company with its basic gateway to the Internet, allowing it to transfer e-mail, access information and connect with employees, customers and suppliers. A website provides a company with a tangible identity and an interactive presence on the Internet. Many corporations are also converting their information systems and databases to web-enabled systems.

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

     The ability to exploit the Internet service provider and other data service markets in India is currently inhibited by bandwidth limitations imposed by cost and technical obstacles. Generally, bandwidth remains very expensive in India. Prices for bandwidth are set by two agencies in India, the Department of Telecommunications, or DOT, and the TRAI and have remained high due to, among other things, capacity constraints. The entry of private sector providers into the market for bandwidth in India has not yet impacted prevailing bandwidth prices.

     To date, a significant amount of the usage of Indian content sites on the World Wide Web has been driven by Internet users outside of India. We expect the growth in personal computers and Internet users to increase the demand for Internet content directed towards domestic Indian consumers as well as the amount of electronic commerce in India.

     Private market participants historically have not been able to exploit the market opportunities in India because the regulatory environment in India largely prevented any competition with the national government-controlled telecom providers. Until November 1998, the only Internet service provider permitted in India was VSNL, which began providing Internet access on August 15, 1995. On November 6, 1998, the government opened the Indian Internet service provider market to private competition and granted Internet service provider licenses. The licensees include cable television operators and joint ventures between local companies and large international telecom providers. Internet service provider licenses are granted for 15 years, with only nominal license fees. Currently, pricing of Internet service provider services is not regulated by the Government of India, although it has the power to elect to do so through policy directives. The prices Internet service providers charge their subscribers and the interconnection charges between service providers are regulated by the TRAI. The charges for international gateways and other services presently being provided by VSNL are the subject of a dispute pending before the TRAI and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including our company. VSNL has priced these services at levels which we believe are inconsistent with the terms and conditions on which VSNL has secured the bandwidth for its international gateways. The Telecom Disputes Settlement and Appellate Tribunal remanded the matter back to the TRAI, which decided against the ISPAI. The ISPAI has not yet decided on a further course of action. We are currently paying for bandwidth from VSNL at the higher rates and do not believe that the outcome of this dispute will be material to our business provided that the international gateway services market continues to be open to competition.

Sify Business Model

     We believe that the growth of the Internet and other network services in India has been inhibited by relatively high costs and poor user experiences caused by an inadequate telecommunications infrastructure and slow network connection speeds. We are committed to expanding and enhancing our private network backbone and to providing high quality technical support to attract users to our services. We believe that our services provide our customers with the ability to exchange information, communicate and transact business over the Internet with speed, efficiency, reliability and security superior to other Internet service providers. Key advantages of the Sify business model include:

•	End-to-end network solutions for business customers. We provide our business customers with a comprehensive range of Internet, connectivity, security, hosting and managed service solutions complemented by a broad base of web-based business applications. Our corporate services range from dial-up and dedicated Internet access, virtual private networks, security, web implementation, electronic commerce solutions and web hosting. Our end-to-end solutions enable our corporate customers to address their networking and data communication needs efficiently without having to assemble products and services from different value-added resellers, Internet service providers and information technology firms.

•	National private Internet protocol network backbone with International Gateways. We operate a large national Internet protocol data network in India. As of March 31, 2003, we owned and operated 55 points of presence serving more than 250 cities across India, representing an estimated 90% of the installed personal computer base in India. Our network provides the platform for the national delivery of Internet access to consumers as well as the backbone for our full range of corporate network/data services. Our private network infrastructure allows corporations to establish virtual private networks without dealing directly with the government telecom providers.

•	Internet content and electronic commerce websites customized for the Indian market. We view the Indian market as a series of specific market segments with unique cultural and topical interests, rather than an extension of a homogeneous, worldwide Internet market. We have assembled a team of India-based employees familiar with the local culture, language and business environments in our markets to develop Internet content and electronic commerce websites tailored for the Indian market. We regularly incorporate new and original third-party content suited to our local and regional audiences to enhance our customers’ online experience and to attract new users both within India and abroad. As a result of our local market knowledge, we have been able to increase traffic flow to our websites and to create brand awareness for our SifyOnline access service.

Strategy

     Our goal is to become the premier integrated Internet, network and electronic commerce solutions provider to businesses and consumers in India. Our principal business strategies to accomplish this objective are:

•	Invest in the continued enhancement and expansion of our network infrastructure to support customer growth, enter new markets and accommodate increased customer usage. We intend to continue to increase the capacity and geographic reach of our network in order to support subscriber growth, enter new markets and accommodate increased customer usage. We are committed to using proven technologies and equipment and to providing superior network performance. We have deployed asynchronous transfer mode, or ATM, switches on nine points of presence along our network. The rest of our network is based on Internet Protocol, or IP, and we are the first Indian service provider to have made our network Multi Protocol Label Switching (MPLS) compliant. Our Internet service provider license permits us to establish and maintain our own direct connections to the international Internet, either by leasing or purchasing capacity on transoceanic fiber optic cables or by purchasing satellite earth stations. We have leased an STM-1 from VSNL landing at Mumbai (Bombay). In addition, in partnership with Singapore Telecommunications, Cyberstar and New Skies, we have deployed private international satellite gateways that provide regional egress and ingress points. We believe that as the size and capacity of our network infrastructure grows, its large scale and national coverage will create economies of scale and barriers to entry for our competitors.

•	Increase penetration in our existing markets by expanding awareness of the “SifyOnline” brand name to capitalize on our first mover advantage in India. We intend to capitalize on our first-to-market advantage in India to establish national service and a brand name in advance of other private competitors. As of March 31, 2003, we had more than 600,000 consumer Internet subscribers and 844 iway cybercafés, of which 27 were owned and 817 were franchised. Approximately 90% of these iways are on broadband, which provides the user with significantly faster access speeds. Our marketing strategy includes print, television and radio advertising, direct mailing campaigns targeting personal computer owners and operating with “cybercafés.” We are also actively promoting our broadband services to homes by either the multi dwelling route or through cable television operators.

•	Expand our services with new technologies to enable our customers to use the Internet more effectively. We continually seek to expand the breadth of our service offerings with new technologies. For example, we launched a new generation billing software in our cybercafés where the user can pay by the minute, which distinguishes our iways from the cybercafés operated by our competitors. Our cybercafés prominently display the Sify and SifyOnline brands and offer a full range of our Internet connectivity services. We also introduced a number of other services, including Internet telephony at select cybercafés in April 2002, e-mail designed for regional Indian dialects, a user customized portal site, video mail, Internet Protocol fax service, Internet messaging and micro-payments.

•	Strengthen our Internet portal and other Internet content websites with more content tailored to Indian interests worldwide. Our portals, www.sify.com and www.samachar.com, function as initial gateways to the Internet, the user’s starting point for web browsing and other Internet services, for our consumer Internet service provider subscribers and cybercafé users. Our portals are media rich, user friendly, interactive websites offering hyperlinks to a wide variety of websites and services, including our own websites. Our websites cater to a variety of Indian interests within and outside of India. To achieve our goal of developing the premier Internet portal focused on the Indian market, we intend to continue to expand and improve the quality of www.sify.com, and are developing additional content oriented towards topical and cultural interests of Indians worldwide. In addition, we are forming strategic alliances with several offline media partners to deliver content to our users. As the availability of Internet access expands in India, we believe that increasing numbers of Internet users will be attracted to our high quality websites and online content designed specifically for the Indian consumer. We will seek to attract advertisers, electronic commerce merchants and third-party content providers trying to reach our users in order to generate additional revenues for sify.com.

•	Expand our customer distribution channels through strategic alliances to take advantage of the sales and marketing capabilities of our strategic partners. We intend to continue to expand our customer acquisition channels, for both our consumer Internet access and corporate network/data services. We have arrangements with a leading personal computer manufacturer to bundle our SifyOnline Internet access service with the sale of its personal computers in India. We have also formed strategic alliances with computer and electronics retailers.

•	Pursue selective strategic investments, alliances and acquisitions to expand our customer base, increase utilization of our network and add new technologies to our service mix. We believe that our growth can be supplemented by selective acquisitions of complementary businesses. We may seek to expand our market presence in our corporate network business through the acquisition of web hosting, data center, web implementation and/or systems integration companies. We will also consider acquisitions of third party websites and content providers for our portal, www.sify.com, and acquisitions of Internet service providers that have a significant or growing customer base in our current or targeted markets. We believe that as the Internet service provider market in India evolves, customers will place greater emphasis on Internet service provider performance, network coverage, reliability, value-added services and customer support. These trends could lead to a future consolidation of Internet service providers in India.

•	Superior end-user performance and customer support. We provide a high level of customer service, network performance and technical support to maximize customer satisfaction. A significant number of our employees are engaged in our customer service or technical support departments, which operate 24-hours-a-day, seven-days-a-week. Our network engineers continually monitor network traffic and congestion points to deliver consistent, high quality network performance. Our backend processes are ISO 9001:2000 compliant for network operations, data center operations and customer care. Our strategy of providing superior network performance and customer service is designed to result in significant customer growth from referrals and industry recognition.

Service Offerings

     Corporate network/data services. Our corporate network/data services division addresses the network, security and application services needs of Indian enterprises by leveraging our national Tier 1 IP network infrastructure. We offer end-to-end integrated solutions that address critical needs of our corporate customers, such as wide area network, or WAN, services, security services and application services. We offer a comprehensive range of Internet protocol, or IP, virtual private network, or VPN, offerings, including intranets, extranets and remote access applications. We also offer a suite of security solutions, including security design, audit, procurement and integration. Our enterprise solutions portfolio includes a range of application services, such as enterprise class email platforms, audio and video conferencing solutions and business web services. Contracts for these services are negotiated on an individual basis to provide specifically tailored network/data services to each customer.

     In February 2002, we became the first Indian company to be certified ISO 9001: 2000 for network services, data center operations and customer relationship management. The ISO 9001: 2000 certification from Det Norske Veritas (DNV), Netherlands under the RvA accreditation scheme provides recognition for self-defined benchmarks against international companies with respect to facilities, metrices, processes and practices.

     VPN Services. We offer VPN services for both small and large corporate customers. We offer virtual private network based on Frame, IPSec and MPLS, which provide corporate connectivity for transaction-based VPNs as well as high bandwidth transfers. We are the first service provider in India to provide MPLS-based quality of service in India. We provide complex solutions to various clients enabling them to run their mission critical applications on our backbone. VPN services, often in combination with a website, are also the basis for offering intranet and extranet services. Intranets are corporate networks that rely on Internet-based technologies to provide secure links between corporate offices and secure access to internal company data. Extranets expand the network to selected business partners through secure links on the Internet. Our nationwide Lotus Notes management system provides the software and framework for our customers to utilize their private network systems to interlink their offices and exchange information. We also support the Microsoft Exchange messaging system.

     We are a strategic partner of MCI in India and provide dial-up access to MCI’s roaming international clients in India. Through our strategic partnership, we enable MCI customers traveling in India to connect to their corporate network and systems resources using the Internet. We offer Internet access through a local phone call in all locations in India that are serviced by our network points of presence. Our service allows Internet connectivity from India without incurring international telephone charges. For providing our network services, we receive a portion of the fees paid by MCI’s customers when using its service in India.

     Web-based services. We offer web hosting accounts for companies and other organizations that wish to create their own websites without maintaining their own web servers and Internet connections. Our web hosting services feature advanced web servers for high speed and reliability, high capacity connections to the Internet and specialized customer support and security features. Our co-location services accommodate customers who prefer to own their servers, but require the high performance and reliability of our Internet data center. Co-location customers are typically larger enterprises employing more sophisticated Internet hardware and software and having the expertise to maintain their websites and related equipment.

     Security services. We offer security services for audits, consulting, implementation and managed services. Consulting services include consulting for security audits, policy design, vulnerability and risk management services. Implementation services include implementation of security equipment, such as firewalls, intrusion detection systems, content security, authentication tools and VPN services.

     Data Center. Our data center in Mumbai (Bombay) has been designed to act as a reliable, secure and scalable facility to host mission-critical applications with the capacity to host 4,000 servers. Through this data center, which is connected to the DOT’s telecom backbone by redundant fiber optic links, we offer co-location and hosting services with an uptime of 99%.

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

     Our corporate network/data services division accounted for approximately 48.4%, 49.6% and 50.0%, respectively, of our revenues in fiscal 2001, 2002 and 2003. The increase in corporate network/data services division revenues as a percentage of total revenues from fiscal 2001 to fiscal 2003 was primarily due to the growth of our corporate customer base. Recent trends cause us to believe that corporate services will continue to be the largest part of our business for the immediate future.

Internet access services.

     We offer dial-up Internet access, e-mail and web page hosting to consumers in India through convenient online registration and user-friendly software. In November 1998 after deregulation of the Internet service provider market in India, we launched our Internet service provider business and became the first private Internet service provider in India. As of March 31, 2003, we had more than 600,000 consumer Internet subscribers. Dial-up internet access is sold to customers either for a specified number of hours or for an unlimited usage within a specified period of time. Customers purchase a CD-ROM that enables them to access the Internet.

     In addition, we offer public Internet access to consumers through cybercafés, which we refer to as “iways.” Because the personal computer penetration rate in India is relatively low, iways are designed to provide public Internet access to the significant portion of the Indian population that does not own a personal computer. As of March 31, 2003, we had 844 iways in 20 cities, of which 817 cybercafés were franchised and 27 cybercafés were owned and operated by our company. We believe that iways will expand access to our portal and websites to consumers who do not own a personal computer or have Internet access at home. Iways offer a full range of Internet connectivity services.

     In connection with our franchised iways, we grant each franchisee a non-exclusive license to operate the cybercafé using our logo, brand and trade names. We enter into an agreement with the franchisee establishing the rights and obligations of each party. The cybercafés are owned and operated by the franchisees. The franchisee procures the retail space, invests in furniture, interior decor, PCs, point of sale signage and employs/trains the franchisee staff. The franchisee is responsible for the maintenance of the premises and interface with customers. We provide the complete backend support, including bandwidth, the authentication/usage engine and the billing/collection system. In connection with the establishment of a franchised iway, we receive an initial franchise fee that covers the following upfront services rendered by our company:

•	conducting a market survey and deciding on the best location for the cybercafé;

•	installing the broadband receiver equipment on the roof top of the cybercafé and “connecting” it to one of Sify’s broadcasting towers;

•	obtaining the regulatory approvals for clearance of the site for wireless transmission at the allotted frequency range;

•	installing the wiring from the receiver unit to the individual PCs;

•	assistance in obtaining facilities, including computers and interiors; and

•	providing the operations manual with instructions and guidelines for running the cybercafé.

     We are also actively promoting our broadband services to homes by either the multi dwelling route or through cable television operators.

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

     Our dial up service offerings come in a number of packages, designed to attract beginning Internet users and service the needs of advanced users. Our efforts are to provide more and more value added services to our customers. All our customers are supported by 24-hour-a-day, seven-day-a-week customer service. Our services are offered only on a prepaid basis and can be renewed online. Subscribers can access a single number for customer service and technical support. Subscribers can also e-mail their questions directly to a customer service and technical support address at our company.

     Since May 2000, we have offered unlimited Internet access to consumers for a fixed price. Our “Unlimited...” domestic packs for home personal computer users offer unlimited Internet access for a period of one and three, months from the date of registration. We expect the market for consumer Internet access to remain highly price competitive as late market entrants attempt to acquire customers. Our consumer Internet service provider offerings include:

		Price as of
Service	Summary Description	March 31, 2003

Discover 12	12 hours of Internet access over a 1-month period	Rs.	149
Discover 25	25 hours of Internet access over a 3 month period	Rs.	299
Discover 36	36 hours of Internet access over a 3-month period	Rs.	399
Discover 100	100 hours of Internet access over a 12-month period	Rs.	990
Discover 200	200 hours of Internet access over a 24-month period	Rs.	1,790
Discover 500	500 hours of Internet access over a 36-month period	Rs.	3,390
UnLtd... (1 month)	Unlimited hours of Internet access over a 1-month period	Rs.	799
UnLtd... (3 month)	Unlimited hours of Internet access over a 3-month period	Rs.	2199
Net blast 150 hrs	150 hours of Internet access over a 3-month period	Rs.	840
Net blast 50 hrs	50 hours of Internet access over a 1-month period	Rs.	315

		Price as of
Service	Summary Description	March 31, 2003

Venture 750	750 hours of Internet access over a 12- month period	Rs.	5,465
Venture 1500	1500 hours of Internet access over a 12 -month period	Rs.	9,465

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

     Our Internet access services division accounted for approximately 38.3%, 32.7% and 33.8%, respectively, of our revenues in fiscal 2001, 2002 and 2003. The decrease in Internet access services division revenues as a percentage of total revenues from fiscal 2001 to fiscal 2002 was due to competition and pricing pressures in the market for consumer Internet access services and the growth of our corporate customer base. The increase in Internet access services division revenues as a percentage of total revenues from fiscal 2002 to fiscal 2003 was due to the stabilization of pricing for consumer Internet access services in fiscal 2003.

Online portal and content offerings.

     We operate an online portal, www.sify.com, that functions as a principal entry point and gateway for accessing the Internet by providing useful web-related services and links. We also offer related content sites specifically tailored to Indian interests worldwide in four local Indian languages. Our portal site, www.sify.com, is designed to be the initial launch screen for all of our SifyOnline customers and Iway users, but can also be accessed by Internet users worldwide.

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

     Channels on www.sify.com presently include:

Group	Channels in Group	Content of Group

News & Info	News	Our news and information
	Samachar	channels provide news and
	Tamil	information to our users in
	Telugu	multiple languages.
Malayalam
Hindi
Cities
Search/Khoj
Education
Weather

Connect	Mail	Our communication channels
	Mobile	provide a range of
	Messenger	communications services to
	Chat	our users, including email
	Greetings	and instant messaging.
Clubs

Return2India
Voice of India

Entertainment	Movies	Our entertainment channels
	Carnatic music	provide ‘infotainment’ to
	Games	our users, including games
	Youth	and contests.
People & Places

Lifestyle	Astrology	Our lifestyle channels
	Bawarchi	cater to the hobby
	Home Decor	interests of users in the
	Women	fields of astrology, home
	Carstreet	improvement, food and
automobiles.

Services	Shopping	Our services channels
	IP Travel	provide ecommerce services
	Real Estate	to our users. SifyMall is
	Matrimonial	a destination shopping site
	Samachar Gifts	for Indian Residents. Jobs
	Jobs	and Matrimonial are partner
	Vacations	channels. Vacations is a
newly introduced channel.

Finance	Equity	Our finance channels offer
	Mutual Funds	a range of financial
	Fixed Income	services to our users.
Forex
Tax
Bullion
Insurance

Sports	Cricket	Our sports channels offer
	Motorsport	cricket and other sports
	Football	news and information to our
	Hockey	users.
Tennis
Others

Services	Dial-up	Our services channels
	I-way	provide information about
	Way2Talk	certain services to our
	Broadband	users.

Interactives		Our interactives channels
provide a range of
interactive tools to our users, such as discussion boards, photogalleries and contests.

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

     In fiscal 2001, 2002 and 2003, our online portal and content offerings division accounted for approximately 11.8%, 13.1% and 8.3%, respectively, of our total revenues. The increase in online portal and content offerings division revenues as a percentage of total revenues from fiscal 2001 to fiscal 2002 was primarily due to [an increase in advertising and sponsorship revenue as a result of the] growth of our corporate customer base. The decrease in online portal and content offerings division revenues as a percentage of total revenues from fiscal 2002 to fiscal 2003 was due to a decrease in advertising revenues as a result of decreasing advertising expenditures by our customers combined with lower advertising rates.

Strategic Vendor Partnerships

     We maintain a number of strategic relationships with key vendors of Internet-related hardware, software and services. Some of these relationships are exclusive to us in India, subject in some cases to minimum sales thresholds. These relationships result in two significant benefits. First, they provide us with the ability to offer valuable services to our customers in India. In addition, these relationships help us market our services by providing us with access to our partners’ customer bases. Our network and related services are focused on meeting the needs of corporate customers, particularly in manufacturing and service organizations, which have a need to coordinate their activities with satellite operations such as dealers, distributors, agents and suppliers. For additional information regarding our relationships with these companies, please see “Item 10. Additional Information — Material Contracts.”

Corporate Customers

     We have established a diversified base of corporate customers in a variety of data intensive industries, including financial services, publishing, retail, shipping and manufacturing. Our corporate customer base has grown to over 800 customers. Based on fiscal 2003 revenues generated by our corporate network/data services division, our largest corporate customers were Accel ICIM, Accenture, DCM Sriram Consolidated, General Electric, Gillette India, Gric Communication, Hutch, I-Flex solutions, iPass, ITC Infotech, Lucent, Novell Software, Oracle, Ranbaxy, Sapient, Usha International, UUNet, Whirlpool and Wipro. No single customer accounted for more than 10% of our revenues in fiscal 2003. The increased scope of the services we offer, particularly the provision of broadband services to our existing customers, and our acquisition of Wipro’s corporate customers has increased our market base.

Customer Service and Technical Support

     We believe that excellent customer support is critical to our success in attracting and retaining subscribers. We currently provide customer service and technical support via a local telephone call in all 55 cities in which we have a point of presence. Our web-based help desk and MIS system provides online information to our clients. Subscribers can also e-mail their questions directly to a customer service and technical support address at our company. Our customer service and technical support staff handles all questions regarding a subscriber’s account and the provision of our services and is available 24-hours-a-day, seven-days-a-week.

Sales and Marketing

     Corporate Offerings. The principal focus of our sales and marketing staff is existing and potential corporate customers. We seek to penetrate this market through trade publication ads, industry trade shows and seminars for the benefit of industry associations and potential customers. As of March 31, 2003, we had 77 employees dedicated to sales and marketing exclusively for our corporate offerings.

     Consumer Offerings. A key element of our business strategy is to increase our brand awareness and market penetration among consumers through a number of means including an expanded advertising campaign focused primarily on print advertising, direct mail and free software to consumers who become subscribers.

     In addition, we intend to continue to operate cybercafés under the “iway” brand name, and to enter into relationships with independent cybercafés to co-brand our websites with their businesses, in order to expand access to our portal and websites by consumers who do not own a personal computer or have Internet access at home. To increase Internet access and use of our websites by personal computer buyers, we entered into an arrangement with a leading personal computer manufacturers to have our Internet access software bundled with its computers sold in India.

Technology and Network Infrastructure

     We operate a national Internet protocol private data network with 55 points of presence serving more than 250 cities across India, representing an estimated 90% of the installed personal computer base in India. A point of presence is commonly defined as the ability to access online services in a market through a local telephone call or local leased lines. We operate our network facilities and customer service operations which gives us greater control over the utilization and quality of our network. We have designed and built our network using advanced technologies and equipment which allows us to continue to expand the geographic range of our network, integrate improved data processing technologies and enhance speed and capacity with little or no disruption to our customers.

     Geographic Coverage. Through our national network of points of presence, our business and consumer Internet access customers are able to access the Internet in 55 of the largest markets in India via a local phone call. We have backbone points of presence in Ahmedabad, Bangalore, Bhopal, Kolkata (Calcutta), Chennai (Madras), Cochin, Chandigarh, Delhi, Hyderabad, Lucknow, Mumbai (Bombay) and Pune. These backbone points of presence, or primary nodes, reside at the core of a larger Internet protocol network with a meshed topology architecture. We also have additional points of presence, or secondary nodes, in Aurangabad, Baroda, Belgaum, Bhubaneshwar, Calicut, Coimbatore, Davengere, Ghaziabad, Goa, Gurgaon, Guwahati, Gwalior, Hubli, Indore, Jabalpur, Jaipur, Jamnagar, Jamshedpur, Jodhpur, Kanpur, Kakinada, Karnal, Kota, Ludhiana, Madurai, Mangalore, Mysore, Nagpur, Nasik, Patna, Pondicherry, Raipur, Rajkot, Salem, Shimoga, Siliguri, Surat, Thiruvananthapuram, Tiruvalla, Trichy, Varanasi, Vijayawada and Vishakapatnam. Each point of presence contains data communications equipment housed in a secure facility owned, leased or operated on an infrastructure co-location basis by our company located near a Bharat Sanchar Nigam Limited (BSNL), Mahanagar Telephone Nigam Limited (MTNL) or private basic service operator (BSO) telephone switching station. Each point of presence contains a modem bank which receives and aggregates incoming calls from customers who access our system by modem connection through a local call on the public telephone system. The last mile of the Internet could be a leased line, ISDN or point-to-multipoint radio link in the 5.7 gigahertz range which we have licensed from the Wireless Planning Commission. Our larger corporate customers access the point of presence directly through leased lines or wireless links.

     Network Architecture. We ensure network reliability through several methods and have invested in proven technologies. We use Cisco routers to route traffic between nodes interconnected using a high speed interface. Our applications and network verification servers are manufactured by Sun, Dell and Hewlett-Packard.

     The primary nodes on the backbone network are connected by up to 42 Mbps high speed fiber optic lines that we lease from long distance operators. The secondary nodes are connected by 2 Mbps or lower leased lines. A number of nodes are accessible from at least two other nodes, allowing us to reroute traffic. We reduce our exposure to failures on the local loop by usually locating our points of presence within one segment of the central telephone exchange and purchasing connectivity from multiple exchanges. To further maximize our network uptime, we are continuing to install fiber optic connections directly from each of our primary nodes to the central exchange.

     In addition to a fundamental emphasis on reliability, our network design philosophy has focused on compatibility, interoperability and scalability. We use Internet protocol to transmit data, thus ensuring that our network is completely interoperable with other networks and systems and that we may port any application onto our network. The modular design of our network is fully scalable, allowing us to expand without changing the network design or architecture, thus ensuring little or no service disruption. Finally, we have deployed Cisco ATM switches on eight points of presence along our network. These ATM switches allow us to allocate our existing capacity more efficiently by offering frame relay services and dedicated bandwidth to corporate customers.

     Network Operations Center. We maintain a network operation center located in Chennai (Madras) and in Mumbai (Bombay). The Chennai facility houses our central network servers as well as our network staff which monitors network traffic, service quality and equipment at all our points of presence to ensure a reliable Internet service. These operation centers are staffed 24-hours-a-day, seven-days-a-week. We have backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability.

Competition

     General. We face competition in each of our markets and expect that this competition will intensify as the markets in India for corporate network/data services, Internet access services and online content develop and expand. We compete primarily on the basis of service, reliability and customer support. Price and ease of use are also competitive factors.

     Corporate network/data services. Our competitors for many private network services include government services, companies that have built and operate their own private data networks, satellite communications agencies, such as Bharti BT, Comsat, HCL Comnet and Hughes, and terrestrial network providers, such as Bharti Broadband, Global Electronic Commerce Services and HCL Infinity and Tata Internet.

     Internet Access Services. Our principal competitor is VSNL, a telecom provider that was controlled by the Government of India until recently. As of February 28, 2003, approximately 395 companies had obtained Internet service provider licenses in India. We expect other competitors to emerge in the future. We also expect prices to continue to fall as more competitors enter the market. Further, we believe that it is inevitable that the large, foreign providers of Internet service provider services will eventually attempt to enter the Indian market through local joint ventures or other means.

     Since May 2000, we have offered unlimited Internet access to consumers for a fixed price. A number of our competitors, including VSNL, Dishnet and Mantra, also offer unlimited Internet access for a fixed price. In addition, at least one of our competitors offers free Internet service at night. We expect the market for consumer Internet access to remain extremely price competitive as late market entrants attempt to acquire customers.

     In the past, VSNL aggressively reduced consumer Internet access prices despite the lack of offsetting reductions in prevailing bandwidth tariffs payable by private competitors, such as our company. We believe that these practices constitute an improper cross-subsidy funded by VSNL’s present monopoly in long distance telephone service. The charges for international gateways and other services presently being provided by VSNL are the subject of a dispute pending before the TRAI and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including our company. The Telecom Disputes Settlement and Appellate Tribunal remanded the matter back to the TRAI, which decided against the ISPAI. The ISPAI has not yet decided on a further course of action. We are currently paying for bandwidth from VSNL at the higher rates and do not believe that the outcome of this dispute will be material to our business provided that the international gateway services market continues to be open to competition. In addition, we could face competition from companies that develop new and innovative techniques to access the Internet. Although growing rapidly, International Data Corporation estimates that India had an installed base of only approximately 4.2 million personal computers in 2000. Technology permitting a connection to the Internet through alternative, less capital intensive means is likely to be attractive to Indian consumers. A number of companies are planning alternative Internet access devices, such as set-top boxes for televisions, to create demand for Internet services in excess of that which could be supported by the installed base of personal computers. The provider who develops this technology is likely to have a significant advantage in the marketplace.

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

     Many of our existing or potential competitors in each of our markets enjoy substantial competitive advantages compared to our company, including:

•	the ability to offer a wider array of services;

•	larger production and technical staff;

•	greater name recognition and larger marketing budgets and resources;

•	larger subscriber bases; and

•	substantially greater financial, technical and other resources.

     To be competitive, we must respond promptly and effectively to the challenges of technological change, evolving standards and our competitors’ innovations by continuing to enhance our services, as well as our sales and marketing channels. Increased competition could result in loss of market share, reduced prices or reduced margins, any of which could adversely affect our business. Competition is likely to increase significantly as new companies enter the market and current competitors expand their services.

Intellectual Property

     Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We have filed trademark applications for “SifyOnline,” “Sify.Net,” “Sifyonline.com,” “sify.com” and “Sifyiway” in India. These applications are currently pending.

     Our efforts to protect our intellectual property may not be adequate. We hold no patents, and our competitors may independently develop similar technology or duplicate our services. Unauthorized parties may infringe upon or misappropriate our services or proprietary information. In addition, the laws of India do not protect proprietary rights to the same extent as laws in the United States, and the global nature of the Internet makes it difficult to control the ultimate destination of our services. For example, the legal processes to protect service marks in India are not as effective as those in place in the United States. The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly. Our subsidiary IndiaWorld Communications was involved in litigation relating to the IndiaWorld trademark in Federal Court in San Diego, California with a third party located in the United States, which was settled during the quarter ended December 31, 2002 without any liability to Sify or IndiaWorld Communications.

     We could be subject to intellectual property infringement claims as the number of our competitors grows and the content and functionality of our websites or other service offerings overlap with competitive offerings. Defending against these claims, even if not meritorious, could be expensive and divert management’s attention from operating our company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and forced to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing technology. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, or at all.

     We also rely on a variety of technologies that are licensed from third parties. We use software developed by these and other companies to perform key functions. These third-party licenses may not be available to us on commercially reasonable terms in the future. The loss of any of these licenses could delay the introduction of software enhancements, interactive tools and other features until equivalent technology could be licensed or developed. Any such delays could materially adversely affect our business, results of operations and financial condition.

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

     We began offering Internet access services on November 22, 1998, and as of March 31, 2003, we operated 55 Internet access nodes. In November 1998, the Government of India opened the Internet service provider market to private competition, and the DOT instituted a mandatory license requirement for the provision of Internet services. We entered into a license agreement with the DOT on November 12, 1998 with effect on the same day, under which we were granted a license to provide national Internet services on a non-exclusive basis. The terms and conditions of our license are generally consistent with the policy for licensing Internet service providers. The term of our license is 15 years. Our license can be revoked by the DOT if we breach the terms and conditions of the license. The DOT retains the right to take over our network and to modify, revoke, terminate or suspend the terms and conditions of the license at any time if, in its opinion, it is necessary or expedient to do so in the interest of general public, or for the proper operation of the telecommunications sector or for security considerations. The DOT also retains the right to review the terms of our license based on changes in national telecommunications policy. We are not allowed to assign or transfer our rights under our license without the prior written consent of the DOT.

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

Property, plant and equipment

     We own our approximately 100,000 square foot corporate headquarters located in Chennai (Madras), India. We lease an approximately 3,500 square foot network operations center in Chennai and an approximately 25,000 square foot operations center in Mumbai (Bombay). Our Chennai facility houses our central network servers as well as our network staff which monitors network traffic, service quality and equipment at all our points of presence, or POPs, to ensure a reliable Internet service. Most of our POPs are staffed 24-hours-a-day, seven-days-a-week. Approximately 80% of our POPs are owned, and approximately 20% of our POPs are leased. Our POPs average approximately 750 square feet at each location. We have backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability. We have POPs in Ahmedabad, Aurangabad, Bangalore, Baroda, Belgaum, Bhopal, Bhubaneshwar, Kolkata (Calcutta), Calicut, Chandigarh, Cochin, Coimbatore, Davengere, Delhi, Goa, Gurgaon, Guwahati, Hubli, Hyderabad, Indore, Jabalpur, Jaipur, Jamnagar, Jamshedpur, Jodhpur, Kakinada, Karnal, Kota, Kanpur, Lucknow, Ludhiana, Madurai, Mangalore, Nagpur, Nasik, Patna, Pondicherry, Pune, Raipur, Rajkot, Salem, Shimoga, Siliguri, Surat, Thiruvananthapuram, Tiruvalla, Trichy, Varanasi and Vijayawada. As we expand our operations, we anticipate leasing additional facilities in each city in which we develop a point of presence.

     During fiscal 2001, we invested approximately Rs.173.0 million in land located in Hyderabad for one of our subsidiaries. We subsequently decided not to pursue this business opportunity and are in negotiations for the sale of this land.

Item 5. Operating and Financial Review and Prospects

     Investors are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “believe,” “estimate,” “intend,” “will” and “expect” and other similar expressions as they relate to our company or its business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Actual results, performance or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in this report. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their dates. The following discussion and analysis should be read in conjunction with our financial statements included herein and the notes thereto.

Overview

     Please see the section entitled “Item 4. Information on the Company — Business Overview” in this annual report.

Operating Results

     The primary operating segments of our company include:

•	corporate network/data services, which include private network services, messaging services and web hosting for businesses;

•	Internet access services;

•	Online portal services and content offerings; and

•	Other services, such as development of e-learning software.

     In Note 29 to our consolidated financial statements, we provide supplemental segment data which provides separate revenue and operating income (loss) information for each of these business segments. This information is available in Item 18. Financial Statements of this annual report and is incorporated herein by reference.

Revenues

Corporate network/data services

     Corporate network/data services revenues primarily include connectivity services and, to a lesser extent, the revenues from the sale of hardware and software purchased from third party vendors, installation of the link and other ancillary services, such as e-mail, fax and domain registration. Generally, these elements are sold as a package consisting of all or some of the elements.

     The revenue attributable to hardware/software is recognized on delivery. The revenue attributable to the installation of the link is recognized on completion of the installation work Revenue from ancillary services, such as email facilities, fax facility and domain registration, are recognized over the period such facilities are provided. All revenues are shown exclusive of sales tax and service tax and net of applicable discounts and allowances.

     Web hosting service revenues primarily include co-location services and connectivity services. On occasion, we also sell related hardware/software to our web hosting customers. Revenue from these sales is recognized on delivery. Revenue from hosting services is recognized over the period during which the service is provided.

Internet access services

     Internet access services include dial-up Internet access revenues and public Internet access revenues. Dial-up internet access is sold to customers either for a specified number of hours or for an unlimited usage within a specified period of time. Customers purchase a CD-ROM that enables them to access the Internet. The amounts received from customers on the sale of these CD-ROMs are not refundable. We recognize revenue from sale of CD-ROMs based on usage by the customer. At the end of the specified period, the remaining unused hours, if any, are recognized as revenue. Revenue from unlimited internet access and electronic mail access is recognized over the specified period.

     Public Internet access is provided to customers through a chain of franchisee cybercafé outlets and, to a lesser extent, Sify-owned cybercafés. Initial franchise fee revenue is recognized at the time of commencement of operations by the franchise.

Online portal services and content offerings

     Online portal services and content offerings revenues include advertising revenues from the various channels of our internet portal, www.sify.com. We enter into contracts with customers to serve advertisements in the portal, and we are paid on the basis of impressions, click-throughs or leads.

Other services

     Other services include revenue from our subsidiaries, Sify E-learning Limited and Safescrypt Limited. We provide e-learning software development services to facilitate web-based learning in various organisations. Revenue from such projects is recognized on the proportionate performance method.

Expenses

Corporate network/data services

     Cost of revenues for the corporate network/data services division consists of telecommunications costs necessary to provide services, customer support costs, cost of goods in respect of communication hardware and security services sold and the cost of providing network operations. Depreciation of plant and equipment has not been included in the cost of revenues since a significant part of the fixed assets are not directly identifiable.

Internet access services

     Cost of revenues for the Internet access services division consists primarily of recurring telecommunications costs necessary to provide service to subscribers. Telecommunications costs include the costs of international bandwidth procured from VSNL and satellite gateway providers and is required for access to the Internet, providing local telephone lines to our points of presence, the costs of using third-party networks pursuant to service agreements and leased line costs. Although the trend towards lower bandwidth costs in India has slowed, the market for bandwidth in India remains volatile and future pricing trends are not susceptible to quantification.

     Another recurring cost included in cost of revenues is the personnel and related operating expenses associated with customer support and network operations. We expect that customer support and network operations expenses will decrease as a percentage of revenues as we more efficiently utilize these capabilities across a larger customer base and across multiple business segments.

Online portal services and content offerings

     Cost of revenues for the online portal and content offerings division includes the cost of procuring and managing content for the websites, the cost of third-party software that are sold in accordance with EITF 99-19.

General

     Selling, general and administrative expenses consists of salaries and commissions for sales and marketing personnel, salaries and related costs for executive, financial and administrative personnel, sales, marketing, advertising and other brand building costs, provision for doubtful debts, depreciation and amortization of intangibles and travel costs, and occupancy and overhead costs.

     A total of 1.8 million equity shares are reserved for issuance under our Associate Stock Option Plan, or ASOP. As of March 31, 2003, we had outstanding an aggregate of 390,560 options (net of 562,040 options forfeited or expired by employees and 200 options exercised for equity shares) under our ASOP with a weighted average exercise price equal to approximately Rs.1,359 per equity share. The unamortized deferred compensation related to these grants amounted to Rs.24.8 million as of March 31, 2003.

     We depreciate our tangible assets on a straight-line basis over the useful life of assets, ranging from two to five years and, in the case of buildings, 28 years. Historically, we have amortized the goodwill recognized in acquisition transactions on a straight-line basis over five years. In accordance with our accounting policy, during fiscal 2002, our management assessed the goodwill that we were carrying on our books in connection with the significant acquisitions and investments made by us in Internet content and commerce companies in 1999 and 2000, including IndiaWorld Communications and Indiaplaza.com. Based on that evaluation, which was measured at the enterprise level, we concluded that these intangible assets were impaired. Accordingly, during the fiscal 2002, we recorded a non-cash charge of Rs.4,112.7 million to write-off all of the goodwill related to these acquisitions. Impairment of Rs.15.0 million was recognized in fiscal 2002 in respect of other investments. In addition, during fiscal 2002, we recorded a non-cash charge of Rs.1,089.9 million to reflect an impairment of investment in affiliate related to our investment in CricInfo Limited.

     We assess for impairment of long lived assets under SFAS No. 144. The carrying value of long-lived assets are compared with the adjusted estimated future cash flows at the identifiable business segment level. If the sum of such undiscounted cash flows is less than the aggregate carrying amount, the asset is not recoverable and the impairment loss is recognized. During fiscal 2003, we recorded an impairment charge of Rs.247 million ($5.2 million).

     In addition to our operations and those of our consolidated subsidiaries, our financial statements include our pro rata share of the financial results of those companies in which we have significant, non-controlling minority interests, such as Wisden Cricinfo Limited and Refco Sify Securities Private Limited. These investments are accounted for under the equity method of accounting. In December 2002, we divested our entire stake in Placements.com Private Limited.

     Since our inception, we have experienced negative cash flow from operations and have incurred net losses. Our ability to generate positive cash flow from operations and achieve profitability is dependent on our ability to continue to grow our revenues base and achieve further operating efficiencies. For fiscal 1999 through 2003, we incurred negative cash flow from continuing operations of approximately, Rs.172.1 million, Rs.596.9 million, Rs.1,133.4 million, Rs.775.7 million and Rs. 238.3 million ($5.0 million), respectively. For fiscal 1999 through 2003, we incurred net losses of approximately Rs.187.4 million, Rs.381.9 million, Rs.2,509.0 million, Rs.7,202.5 million and Rs. 1,329.4 ($28.0 million), respectively. We may not be able to realize sufficient future revenues to recover our present investment in network infrastructure and online content offerings or achieve positive cash flow or profitability in the future. As of March 31, 2003, we had an accumulated deficit of approximately Rs.11,737.8 million ($247.0 million). For additional information, see “Item 3. Key Information — Risk Factors.”

     Certain prior-year’s amounts have been reclassified to conform to the current year’s presentation.

Results of Operations

Year ended March 31, 2003 compared to year ended March 31, 2002

     Revenues. We recognized Rs.1,994.2 million ($42.0 million) in revenues for the year ended March 31, 2003, as compared to Rs.1,577.5 million for the year ended March 31, 2002, representing an increase of Rs.416.7 million, or 26.4%. This increase was attributable to a Rs.215.23 million increase in revenues generated by our corporate network/data services business and a Rs.158.4 million increase in revenues generated by our Internet access services business. Our corporate network/data services business obtained a significant number of new orders from prominent customers with operations throughout India. The increase in Internet access revenues was mainly on account of an increase in prices charged to customers in the dial-up business and increased revenues from iway cafes. Our online portal and content offerings division accounted for Rs 164.9 million of revenues for the year ended March 31, 2003, as compared to Rs. 207.1 million for the year ended March 31, 2002, representing a decrease of Rs. 42.2 million, or 20.4%. Revenues generated by our other businesses and subsidiaries increased by Rs.85.31 million, or 119%, primarily as a result of revenues generated by our wholly owned subsidiary, Satyam Education Services Limited. Satyam Education Services derives its revenues from the design and development of content for Element K, a company based in the United States that provides tutorials over the web. The contract between Satyam Education Services Limited and Element K expires in September 2003. The renewal of the contract is under discussion and continued revenues from this business will depend on the terms of this renewal agreement.

     Cost of Revenues. Cost of revenues were Rs.1,264.1 million ($26.6 million), or 63.4 % of revenues, for the year ended March 31, 2003, compared to Rs.1,192.7 million, or 75.6 % of revenues, for the year ended March 31, 2002, representing an increase of Rs.71.4 million, or 6.0%. This increase was due to a Rs.99.8 million increase in cost of goods sold as result of a Rs.50.5 million increase in direct expenses paid to franchisees for operating franchised iway cafes and an increase in direct personnel costs of our e-learning subsidiary as we hired additional employees, offset by a Rs.76.4 million decrease in international bandwidth and leased line costs resulting from our negotiations with suppliers and marginal changes in direct personnel and other costs.

     Gross Profit. Gross profit for the year ended March 31, 2003 was Rs.730.1 million, compared to Rs.384.8 million for the year ended March 31, 2002. This increase was due to an increase in revenues generated by our Internet access and corporate data/network services division combined with cost reductions in international bandwidth through our purchase of satellite bandwidth and cost reductions in leased lines within the country.

     Selling, general and administrative expenses(including provision for doubtful receivables and impairment of assets). Selling, general and administrative expenses were Rs.2,038.3 million ($42.9 million) for the year ended March 31, 2003, compared to Rs.1,962.5 million for the year ended March 31, 2002, representing an increase of Rs.75.9 million, or 3.9%. This increase was largely on account of a Rs. 247.0 million impairment charge relating to certain assets identified to have carrying values not considered to be recoverable. Provision for doubtful receivables and advances increased by Rs. 54.7 million from Rs.101.5 million to Rs.156.2 million as a result of changes in our credit and provisioning policy. The increase in selling, general and administrative expenses was offset by a Rs.43.5 million decrease in marketing and promotional expenses resulting from a reduction in advertisement expenses, a Rs.54.9 million decrease in personnel expenses by, a Rs.106.77 million decrease in depreciation and a Rs.20.6 million decrease in general administrative expenses as a result of the cost cutting measures implemented during the year.

     Amortization / Impairment of goodwill. Amortization / Impairment of goodwill for the year ended March 31, 2003 was nil, compared to an impairment of Rs.4,127.7 million and an amortization of Rs. 293.0 for the year ended March 31, 2002. With the adoption of SFAS No. 142, we no longer amortize goodwill for indefinite lived assets. Goodwill was tested and assessed with no charge for impairment for the year ended March 31, 2003.

     Amortization of Deferred Stock Compensation expenses. Amortization of deferred stock compensation expenses was Rs.57.7 million ($1.2 million) for the year ended March 31, 2003, compared to Rs.9.7 million for the year ended March 31, 2002, representing an increase of Rs.48.0 million.

     Equity in loss of affiliates. Equity in loss of affiliates was Rs.26.1 million ($0.54 million) for the year ended March 31, 2003, compared to Rs.1,225.5 million for the year ended March 31, 2002, representing a decrease of Rs.1,199.4 million, or 97.9%. This decrease was primarily due to an impairment charge of investments amounting to Rs.1,089 million during the previous year. The decrease in operating losses in the affiliates is a result of the sale of certain investments during the year and an improvement in the performance of certain investments of our company. We also recorded a gain on sale of investments during the year amounting to Rs.24.6 million.

     Other income (net). Other income was Rs.52.9 million ($1.1 million) for the year ended March 31, 2003, compared to Rs.32.7 million for the year ended March 31, 2002, representing an increase of Rs.20.2 million, or 61.8%.

     Net Loss. Our net loss was Rs. 1,329.4 million ($28.0 million) for the year ended March 31, 2003, compared to a net loss of Rs.7,202.5 million for the year ended March 31, 2002. This decrease is attributable to a Rs.416.7 million increase in revenue, improved operating margins and non-impairment and non-amortisation of goodwill and investments in affiliates. Amortisation and impairment of goodwill during the year ended March 31, 2002 was Rs 4,127.7 million and Rs 293.0 million.

     Income/loss from discontinued operations. Loss from discontinued operations for the year ended March 31, 2003 was nil, compared to Rs.125.4 million for the year ended March 31, 2002.

Year ended March 31, 2002 compared to year ended March 31, 2001

     Revenues. We recognized Rs. 1,577.5 million in revenues from continuing operations for the year ended March 31, 2002, as compared to Rs.1,225.5 million for the year ended March 31, 2001, representing an increase of

Rs.352.0 million, or 28.7%. This increase was due to a Rs.189.5 million in corporate services revenues, a Rs.46.3 million increase in Internet access revenues and a Rs.62.7 million increase in revenue from online portal and content offerings.

     Cost of Revenues. Cost of revenues were Rs. 1,192.7 million , or 75.6 % of revenues, for the year ended March 31, 2002, compared to Rs. 1,177.1 million, or 96.1 % of revenues, for the year ended March 31, 2001, representing an increase of Rs. 15.6 million. This increase was due to a Rs.103.2 million increase in cost of goods sold and a Rs. 94.2 million increase in lease line charges, partially offset by a decrease in direct personnel expenses and other costs.

     Selling, general and administrative expenses. Selling, general and administrative expenses were Rs.1962.5 million for the year ended March 31, 2002, compared to Rs.1,887.3 million for the year ended March 31, 2001, representing an increase of Rs.75.2 million, or 4.0%. This increase resulted from a Rs.229.5 million increase in personnel expenses, a Rs.155.6 million increase in depreciation, a Rs.70.0 million increase in provision for bad and doubtful receivables and a Rs.39.1 million increase in other administrative expenses, partially offset by a Rs. 419.1 million decrease in marketing and promotional expenses resulting from a reduction in advertisement expenses.

     Amortization / impairment of goodwill. Amortization / impairment of goodwill was Rs.4,420.6 million for the year ended March 31, 2002, compared to Rs. 932.0 million for the year ended March 31, 2001. The increase resulted primarily from Rs. 4,127.7 million of goodwill impaired during the year.

     Amortization of deferred compensation expense. Amortization of deferred compensation expense was Rs.9.7 million for the year ended March 31, 2002, compared to Rs.61.5 million for the year ended March 31, 2001, representing a decrease of Rs.51.8 million.

     Other income, net. Other income was Rs.32.7 million for the year ended March 31, 2002, compared to Rs.242.4 million for the year ended March 31, 2001, representing a decrease of Rs.209.7 million, or 86.5%.

     Equity in losses of affiliates. Equity in losses of affiliates was Rs.1,225.4 for the year ended March 31, 2002, compared to Rs. 263.2 million for the year ended March 31, 2001, representing an increase of Rs.962.3 million, or 365.6%. This increase is primarily due to a Rs.1,089.9 million impairment of investment in affiliates during the year ended March 31, 2002. Of the unamortized goodwill of Rs.1,248 million ($26 million) on April 1, 2001, Rs.159 million ($ 3.3 million) attributable to future cash flows has been retained and the balance Rs.1,089 million ($22.7 million) impaired. In assessing recoverability of goodwill, we considered the cash flows receivable on account of the investment, the current fair value of the entity on an independent basis and the value of strategic and synergistic factors in assessing for other than temporary decline in the value of the investment. We do not believe that these factors are reasonably likely to impact our future results of operations and financial position.

     Income/loss from discontinued operations. Loss from discontinued operations for the year ended March 31, 2002 was Rs.125.4 million ($2.6 million), compared to Rs.172.5 million in income from discontinued operations for the year ended March 31, 2001. This is attributable to a Rs.220.9 million decrease in revenues, a Rs.125.3 million increase in cost of revenues and a Rs.7.6 million increase in amortization of goodwill and intangibles, offset by a Rs.51.4 million decrease in selling, general and administrative expenses and a Rs.4.5 million decrease in amortization of deferred stock compensation expense.

     Net loss. Our net loss was Rs.7,202.5 million ($147.5 million) for the year ended March 31, 2002, compared to Rs.2,509.0 million for the year ended March 31, 2001.

Liquidity and Capital Resources

     Prior to 1998, we financed our operations through funding from Satyam Computer Services, our former parent company. No further funding is expected from Satyam Computer Services in the future. Since 1998, we have financed our operations through equity sales and borrowings from institutions and banks. During fiscal 1998, 1999 and 2000, we received Rs.38.5 million, Rs.307.5 million and Rs.10,220.0 million, respectively, in net cash proceeds from the sale of equity securities. We did not issue any equity shares in financing transactions in fiscal 2001 or fiscal 2002. During fiscal 2003, we received Rs. 792.0 million in net cash proceeds from the sale of equity securities.

     In February 2002, we divested our software services business to Satyam Computer Services for the Indian Rupee equivalent of $6.9 million. The objective of the divestment was to permit our company to concentrate on our core business of Internet services. This transaction was approved by our stockholders at an extraordinary general meeting held on February 28, 2002.

     The following table summarizes our statements of cash flows for the periods presented:

	Fiscal year ended, and as of March 31,

	2001	2002	2003	2003

		Indian Rupees
		(in thousands)		US Dollars

Net loss from continuing operations	(2,681,611)	(7,158,265)	(1,329,388)	(27,969)
Net decrease (increase) in working capital	(167,297)	27,232	52,320	1,100
Other adjustments for non-cash items	1,715,473	6,355,353	1,038,795	21,856
Net cash provided by (used in) operating activities
- continuing operations	(1,133,435)	(775,680)	(238,273)	(5,013)
- discontinued operations	(174,927)	237,531	—	—
Net cash provided by (used in) investing activities
-continuing operations	(4,318,732)	(481,136)	(273,674)	(5,757)
- discontinued operations	(26,804)	(71,279)	—	—
Proceeds from sale of discontinued operations		349,165	—	—
Net cash provided by (used in) financing activities	(216,465)	(9,097)	758,777	15,964
Effect of exchange rate changes on cash		(5,598)	(7,345)	(155)
Net increase (decrease) in cash and cash equivalents	(5,870,363)	(756,094)	239,485	5,039

     Our principal capital and liquidity needs historically have related to developing our network infrastructure and our corporate network and electronic commerce services, establishing our customer service and support operations, developing our sales and marketing activities and for general working capital needs. We have also expended significant funds in our acquisition and investment program, including the Indiaworld Communications transaction.

     A significant part of our development of 55 points of presence in India and our related network and infrastructure was completed during fiscal 2001. During fiscal 2001, we invested approximately Rs.500.0 million in moving to new owned office space in Chennai and Mumbai. During fiscal 2001, we also invested approximately Rs.173.0 million in land located in Hyderabad for one of our subsidiaries. We subsequently decided not to pursue this business opportunity and are in negotiations for the sale of this land. Since the expansion into additional points of presence in India is not presently a priority and since the network has sufficient capacity to handle the traffic during 2003, there were no significant sums expended on plant and equipment during the year, other than equipment required to provide broadband access through wireless technologies on the last mile. In the light of reduced capital expenditure for our business, we incurred Rs.304.7 million for capital expenditures for the fiscal year ending March 31, 2003.

     Although we have 55 points of presence in India, a need for expansion into smaller towns could arise as our corporate and data network services grow. There are many ISP’s and data/network service providers exiting the business and, depending on pricing and other terms, we may acquire one or more of these third parties. We will need to invest in technologies to increase the speed of the backbone and edge networks. We will also have to invest in wireless and wireline methods of last mile Internet access delivery. We are also likely to add an owned access capability in the United States.

     During fiscal 2003, our highest operational priority was to reduce cash burn incurred to build our organization and infrastructure to support our rapid growth, which has now stabilized. We pursued several initiatives to reduce our cash burn. The first focus was toward reducing the working capital required by our business. This was done by enhanced focus on collecting receivables and advancing the billing for the customers of our corporate data/network services division to the beginning of the quarter from the end of the quarter. Our improved collection efforts and change in policy to collect fees for certain services in advance resulted in a decrease in net receivables in recent periods. The second focus was toward reducing bandwidth costs. This was achieved by leveraging on the demonopolization of VSNL, negotiation with a range of suppliers, including VSNL, and increasing the role of fixed wireless mode of delivery in the last mile. As a result of these initiatives, we have significantly reduced our cash burn over the last eight quarters. We believe that the reductions achieved on account of the above are permanent reductions.

     We intend to continue to focus on the reduction of our cash burn in fiscal 2004. Nonetheless, we expect to incur continued losses in the near future. Based upon our present business and funding plans, we believe that our cash and cash equivalents of Rs.897.6 million ($18.9 million) as of March 31, 2003, excluding restricted cash included in current assets of Rs. 74.6 million ($1.6 million) and restricted cash included in non-current assets of Rs.100.0 million ($2.1 million), is sufficient to meet our currently known requirements for at least the next 12 months. In light of the highly dynamic nature of our business, however, we cannot assure you that our capital requirements and sources will not change significantly in the future.

     Cash balances held in foreign currency were Rs.1,344.3, Rs.252.8 and Rs. 551.0 million as of March 31, 2001, 2002 and 2003, respectively. Cash balances held in Indian currency were Rs.100.0 million, Rs.557.7 and Rs. 521.2 million as of March 31, 2001, 2002 and 2003, respectively. These amounts include cash and cash equivalents and restricted cash.

     Cash used in operating activities during fiscal 2003 was Rs.238.3 million ($5.0 million). Cash used in operating activities of continuing operations for fiscal 2003 was attributable to a Rs.1,329.4 million ($28.0 million) net loss from continuing operations, a Rs.78.8 million decrease in trade accounts payable, a Rs.65.8 million increase in accounts receivable, a Rs.25.0 million increase in other assets, a Rs.12.6 million increase in minority interest, a Rs.11.3 million increase in inventories, a Rs.10.0 million increase in prepaid expenses, a Rs.7.9 million increase in amounts due from related parties and a Rs.1.5 million gain in sale of investments, offset a Rs.2.6 million loss on sale of plant and equipment, a Rs. 6.7 million write-off of inventory, a Rs.10.9 million increase in advances from customers, a Rs.26.1 million loss on equity in loss of affiliates, a Rs.32.9 million increase in other liabilities, a Rs.62.6 million decrease in due from officers and employees a Rs. 144.8 million increase in deferred revenue, a Rs.156.2 million against provision for doubtful receivables and advances and a Rs.854.2 million of depreciation and amortisation. Cash used in investing activities of continuing operations during fiscal 2003 was Rs.273.7 million ($5.8 million), principally as a result of the purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network of Rs.284.3 million ($6.0 million), purchase of intangible assets of Rs.16.9 million ($0.4 million) and a Rs.22.2 million increase in restricted cash, offset by proceeds from sale of plant and equipment of Rs.12.1 million ($0.3 million), proceeds from sale of investments of Rs. 8.6 million ($0.3 million) and proceeds from sale of investments in affiliates of Rs.29.2 million ($0.6 million). Cash provided by financing activities for fiscal 2003 was Rs. 758.8 million ($16.0 million) consisted of net proceeds from issuance of common stock of Rs. 760.5 million ($16.0 million), offset by repayment of principal under capital lease obligations of Rs.1.7 million.

     Cash used in operating activities during fiscal 2002 was Rs.538.1 million attributable to cash used in continuing operations of Rs.775.7 million, partially offset by cash provided by discontinued operation of Rs.237.6 million. Cash used in operating activities of continuing operations for fiscal 2002 was attributable to a Rs.7,158.3 million net loss from continuing operations, a Rs.17.9 million minority interest, a Rs.15.9 million increase in account receivables, a Rs.84.4 million decrease in advances from customers, a Rs.15.7 million decrease in other liabilities, a Rs.14.5 million decrease in accrued liabilities and a Rs.39.5 million decrease in deferred revenue, offset by depreciation, amortization and write off of goodwill of Rs.4,978.0 million, impairment of investment in affiliate of Rs.1,089.9 million, equity in losses of affiliates of Rs.178.2 million, loss on sale of plant and equipment of Rs.3.7 million, provision for doubtful debts of Rs.101.5 million, inventory write down of Rs.22.0 million, a Rs.50.5 million decrease in inventories, a Rs.26.1 million decrease in due from officers and employees, a Rs.26.0 million decrease in other assets and a Rs.94.6 million decrease in prepaid expenses. Cash used in investing activities of continuing operations during fiscal 2002 was Rs.481.1million, principally as a result of the purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network of Rs.181.2 million, investment in affiliates of Rs.119.7 million, payment of license fees of Rs.59.2 million, an increase of Rs.122.3 million in restricted cash and purchase consideration for acquisition of Rs.11.2 million, offset by proceeds from sale of plant and equipment of Rs.12.5 million. Cash provided by proceeds from sale of our software services division was Rs.349.2 million. Cash used in investing activities of discontinued operations was Rs.71.3 million. Cash used in financing activities for fiscal 2002 was Rs.9.1 million and represented the repayment of principal under capital lease obligations.

     Cash used in operating activities during fiscal 2001 consisted of cash used in continuing operations of Rs.1,133.55 million and cash used in discontinued operations of Rs.174.9 million. Cash used in operating activities of continuing operations for fiscal 2001 was attributable to Rs.2,681.6 million of net loss from continuing operations, a Rs.11.1 million increase minority interest, a Rs.304.1 million increase in accounts receivable, a Rs.83.5 million increase in due from officers and employees, a Rs.91.7 million increase in inventories, a Rs.157.3 million increase in other assets and a Rs.5.9 million decrease in other liabilities, offset by depreciation, amortization and write off of goodwill of Rs.1,400.0 million, equity in losses of affiliate of Rs.294.5 million, loss on sale of plant and equipment of Rs.0.6 million, provision for doubtful debts of Rs.31.5 million, a Rs.42.2 million decrease in prepaid expenses, a Rs.320.5 million increase in accrued liabilities, a Rs.33.3 million increase in deferred revenue and a Rs.79.2 million increase in advance from customers. Cash used in investing activities of continuing operations during fiscal 2001 was Rs.4,318.7 million , principally as a result of the purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network of Rs.1,888 million, investment in affiliates of Rs.163.6 million, payment of license fees of Rs.28.0 million and purchase consideration for acquisition of Rs.2,233.1 million, a increase of Rs.7.0 million in cash restricted offset by proceeds from sale of plant and equipment of Rs.0.9 million and proceeds from sale of investments of Rs.0.1 million. Cash used in investing activities of discontinued operations was Rs.26.8 million. Cash used in financing activities for fiscal 2001 was Rs.216.5 million attributable to repayment of principal of long term debt of Rs.208.1 million, repayment of principal under capital lease obligations of Rs.6.5 million and repayment of short-term loans of Rs.1.8 million, offset by cash provided by proceeds from issuance of common stock of Rs.0.1 million.

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

Government of India policies previously limited the total foreign equity in an Internet service provider to 49%. In May 2001, the Department of Commerce and Industry increased the limit on foreign direct investment for Internet companies, such as our company, from 49% to 74%. Our license was reissued in April 2002, increasing the maximum permitted level of foreign equity investment in our company to 74% and also permitting us to provide Internet telephony, subject to the terms of operation as detailed in the license. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders and the holders of our ADSs will be reduced and these securities may have rights, preferences or privileges senior to those of our stockholders and the holders of our ADSs. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund and expand our operations, take advantage of unanticipated opportunities, develop or enhance Internet content, features or services, or otherwise respond to competitive pressures will be significantly limited. Our business, results of operations and financial condition could be materially adversely affected by any such limitation. Please see “Item 3. Key Information—Risk Factors—Forward-looking statements contained in this annual report may not be realized.”

     As of March 31, 2003, we had spent approximately Rs.1,562.0 million to develop and deploy our network infrastructure. As of March 31, 2003, our future contractual obligations and commercial commitments were as follows:

	Payments Due by Period			Rs. million

					More
Contractual		Less than 1			than 5
Obligations	Total	year	1-3 years	3-5 years	years

Capital Lease Obligations	6.3	2.5	3.8	—	—
Total Contractual Obligations	6.3	2.5	3.8	—	—

	Amount of Commitment Expiration Per Period			Rs. million

Other Commercial	Total Amounts	Less than 1			Over 5
Commitments	Committed	year	1-3 years	4-5 years	years

Standby Letters of Credit	140.4	40.4	100.0	—	—
Guarantees	34.2	34.2	—	—	—
Other Commercial Commitments	20.2	20.2	—	—	—
Total Commercial Commitments	194.8	94.8	100.0	—	—

Recent Accounting Pronouncements

     In November 2002, the Emerging Issues Task Force reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, applicable for fiscal periods beginning after June 2003. This issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting, where the deliverables (the revenue generating activities) are sufficiently separable and have standalone value to the customer. It is also necessary that there exist sufficient evidence of fair value to separately account for some or all of the deliverables. We are currently evaluating the impact of Issue No. 00-21.

     In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 requires a guarantor to include disclosures of certain obligations, and if applicable, at the inception of the guarantee, recognize a liability for the fair value of certain other obligations undertaken in issuing a guarantee. The recognition requirements are effective for guarantees issued or modified after December 31, 2002. The adoption of this Interpretation did not have a material impact on our accounting or disclosure policies.

     In January 2003, the FASB issued interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51, that applies to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. We have assessed the implication of this Interpretation and will not have to consolidate or disclose information about variable interest entities when the Interpretation becomes applicable to existing entities from July 1, 2003.

     On May 15, 2003, the Financial Accounting Standards Board issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. Statement 150 requires issuers to classify as liabilities (or assets in some circumstance) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, Statement 150 is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. We will adopt the provisions of Statement 150 on July 1, 2003. We do not expect to have significant impact on adoption of Statement 150.

Critical Accounting Policies

     Critical accounting policies are defined as those that in our view are most important to the portrayal of the Company’s financial condition and results and that are most demanding on our calls on judgment. We believe that the accounting policies discussed below are the most critical accounting policies.

     Revenue recognition

     Corporate network/data services. Corporate network/data services revenues primarily include connectivity services and, to a lesser extent, the revenues from the sale of hardware and software purchased from third party vendors, installation of the link and other ancillary services, such as e-mail, fax and domain registration. Generally, these elements are sold as a package consisting of all or some of the elements. This multiple element arrangement is recognized as separable elements because each element constitutes a separate earnings process, each element has a fair value that is reliable, verifiable and objectively determinable, and the undelivered element is not essential to functionality of the delivered elements. We provide connectivity for a fixed period of time at a fixed rate regardless of usage. Connectivity is the last element that is provided in the case of a bundled contract. The connectivity charges are the same when sold alone or as part of a package. The revenue attributable to connectivity services is recognized ratably over the period of the contract. The hardware and software are standard products that are being freely traded in and purchased from the market, have standard specifications and are not otherwise customized for the specific needs of a customer. The software sold by us is an off-the-shelf software, such as antivirus utilities and firewalls. The fair value for the hardware and software is available from the market. The revenue attributable to hardware/software is recognized on delivery. Installation consists of commissioning the last mile connectivity to the customer premises from the carrier exchange (primarily Bharat Sanchar Nigam Limited, or BSNL, a Government of India entity). However, once commissioned this connection can be used by the customer to access any other service provider. The installation normally takes 4-6 weeks. When the customer has such last mile connectivity, we do not charge any installation fee. The revenue attributable to the installation of the link is recognized on completion of the installation work. When installation and connectivity services are provided as a package, the value of the installation service is based on the residual amount using the residual method as defined in SOP 98-9. Revenue from ancillary services, such as email facilities, fax facility and domain registration, are recognized over the period such facilities are provided. All revenues are shown exclusive of sales tax and service tax and net of applicable discounts and allowances.

     Web hosting service revenues primarily include co-location services and connectivity services. On occasion, we also sell related hardware/software to our web hosting customers. At all times, such hardware and software belongs to the customer. This hardware and software is purchased from outside vendors and is freely traded in the market. We treat each element of the arrangement as a separate earnings process based on the guidelines of SOP 97-2, Software Revenue Recognition. The value of the hosting service is determined based on vendor specific objective evidence from similar services sold separately by us. When hardware and/or software is also included with hosting services and sold as a package, the vendor specific objective evidence of the undelivered element is considered to arrive at the residual value of the delivered element under SOP 98-9. Revenue from hosting services is recognized over the period during which the service is provided.

     Internet access services. Dial-up Internet access is sold to customers either for a specified number of hours or for an unlimited usage within a specified period of time. Customers purchase a CD-ROM that enables them to access the Internet. The amounts received from customers on the sale of these CD-ROMs are not refundable. We recognize revenue from sale of CD-ROMs based on usage by the customer. At the end of the specified period, the remaining unused hours, if any, are recognized as revenue. Revenue from unlimited Internet access and electronic mail access is recognized over the specified period.

     Public Internet access is provided to customers through a chain of franchisee cybercafé outlets and, to a lesser extent, Sify-owned cybercafés.

     We enter into an arrangement with franchisees that provides for the payment of an initial franchisee fee in consideration for establishing the franchisee relationship and providing specified initial services. The fee is typically received in full before installation. The fee covers the following upfront services rendered by us in:

•	conducting a market survey and deciding on the best location for the cybercafé;

•	installing the broadband receiver equipment on the roof top of the cybercafé and “connecting” it to one of Sify’s broadcasting towers;

•	obtaining the regulatory approvals for clearance of the site for wireless transmission at the allotted frequency range;

•	installing the wiring from the receiver unit to the individual PCs;

•	assisting in obtaining facilities, including computers and interiors; and

•	providing the operations manual with instructions and guidelines for running the cybercafé.

     Initial franchisee fee revenue is recognized at the time of commencement of operations by the franchisee, in accordance with SFAS No. 45, Accounting for Franchisee Fee Revenue, because we believe that substantial performance for which these non-refundable payments are received is completed at the time of commencement of operations and no uncertainty exists with regard to the collection of such fees. The amount of initial franchise fee revenue recognized during the year ending March 31, 2003 was Rs.21.4 million ($0.5 million). As of March 31, 2003, we owned 26 of the 844 cybercafés. Internet access revenue is recognized based on usage by the customer.

     Online portal services and content offerings. We enter into contracts with customers to serve advertisements in the portal, and we are paid on the basis of impressions, click-throughs or leads. In each case, revenue is recognized based on actual impressions, click throughs or leads delivered. There are no performance obligations or minimum guarantees. Revenues from electronic commerce transactions are recognized when the transactions are completed.

     Impairment of long-lived assets

     We assess for impairment of long lived assets under SFAS No. 144. Estimated future cash profits are adjusted for taxes, normal capital expenditure and any inflow from sale or divestment of a business. We use the undiscounted adjusted cash flows in evaluating the impairment of long-lived assets under SFAS 144. We first assess the recoverability test (and the measurement of impairment loss, if necessary) at the identifiable business segments level that benefit from common assets of our company. If the sum of such undiscounted cash flows is less than the aggregate carrying amount, an impairment charge is recognized. The carrying amounts of the long-lived assets within the business segment is added to the carrying amount of the common asset. We compare that aggregate carrying amount with the sum of the cash flows from the business segments as calculated above, which includes the cash outlays the entity expects to incur at the common asset level. If the sum of such undiscounted cash flows is less than the aggregate carrying amount, the common asset is not recoverable and the impairment loss is recognized. During fiscal 2003, we recorded an impairment charge of Rs.247 million ($5.2 million).

     Deferred Stock Compensation

     We apply the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, issued in March 2000, to account for our fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, we have elected to continue to apply the intrinsic-value-based method of accounting described above, and have adopted only the disclosure requirements of SFAS No. 123 as amended by SFAS No. 148 Accounting for Stock-Based Compensation – Transition and Disclosure.

     Accounting estimates

     We prepare financial statements in conformity with US GAAP, which requires us to make a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements. Some of the more significant estimates include allowances for doubtful accounts, depreciation and amortization of long-lived assets and the valuation allowance for deferred tax assets. Actual results could differ from those estimates.

     We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates are an integral component of the financial reporting process, actual results could differ from those estimates.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Board of Directors and Senior Management Executives

     The following table sets forth the name , age and position of each director and executive officer of our company as of May 31, 2003:

Name	Age	Position

R. Ramaraj	53	Chief Executive Officer and Director
George Zacharias	44	Chief Operating Officer
T.R. Santhanakrishnan	45	Chief Financial Officer
Shrikant Joshi	46	Vice President – Access Media
V.V. Kannan	44	Vice President – Interactive Services
K. Dasaratharaman	43	Chief Executive Officer, Safescrypt
Rahul Swarup	43	President, Enterprise Solutions
J. Avinash	41	Vice President, Internet Data Centers
Rustom Irani	40	Chief Technology Officer
George A. Ajit	43	Chief Human Resources Officer
Donald Peck (1)(2)	50	Director
Eric Hsia	32	Director
Ravi Chandra Adusumalli (1)(2)	27	Director
Sandeep Reddy (1)(2)	34	Director
V. Srinivas	43	Director
K Thiagarajan	50	Director
T.H. Chowdary	71	Director
S. Srinivasan	68	Director

(1)	Member of the Compensation Committee.

(2)	Member of the Audit Committee.

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

     George Zacharias has served as Chief Operating Officer of our company since March 2000. From May 1997 to March 2000, Mr. Zacharias was the President of Madura Garments, a clothing manufacturer. Prior to joining Madura Garments, Mr. Zacharias was the Vice President—Marketing, Consumer Thread, of Madura Coats. From February 1994 to March 1995, he was Marketing Director, Coats Tootal Lanks, a subsidiary of Coats Viyella Plc., UK. Mr. Zacharias received a B. Tech from Nagpur University in 1980 and a PGDBM from XLRI, Jamshedpur in 1982.

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

     Shrikant Joshi has joined as Vice President – Access Media in December 2001. Mr. Joshi served as Head of Sales of Heinz from July 2000 to November 2001. From 1996 to 2000, Mr. Joshi served as Head of Domestic appliances and Personal Care Business of Phillips India Ltd. Mr. Joshi started his career with WIPRO in 1983 and held various senior positions across different businesses of WIPRO. Mr. Joshi received a Bachelors degree from IIT Delhi and an M.B.A from IIM Ahmedabad.

     V.V. Kannan has served as Vice President – Interactive Services since May 2002. Mr Kannan served as Vice President, Internet Sales of our company from July 1999 to April 2002. From 1996 to 1999, Mr. Kannan was Vice President, Marketing of G.M. Pens International Limited, a manufacturing company. From 1995 to 1996, he was Vice President, Retail Sales of Real Value Marketing Sales Limited, and from 1992 to 1995 he was Marketing Manager of ITC Agri Business Division, a manufacturing company.

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

     Rahul Swarup has served as President, Enterprise Solutions of our company since April 2001. From September 1999 to March 2001, Mr. Swarup served as Chief Technology Officer of our company. From 1989 to 1999, he was Vice President of Citicorp Global Technology Infrastructure. Mr. Swarup received a B.E. in Electrical Engineering from IIT Kanpur.

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

     Donald Peck has served as a Director of Sify since March 1999. Mr. Peck has been with Commonwealth Development Corporation, a UK-based institution investing in developing markets, since 1991. He has been based in India since 1995, initially as head of International Venture Capital Management, or IVCM, and since April 1998 as Chief Executive Officer of CDC Advisors Private Limited, a Commonwealth Development Corporation subsidiary providing advisory services to IVCM. Mr. Peck received a PhD in Latin American Economic History from Oxford University. Mr. Peck is also a director in BPL Communications Limited, Cico Technologies Limited, International Auto Limited, Ortel Communications Limited, UTI Bank Limited, Alumnus Software Limited and Daksh eServices Private Limited.

     Eric Hsia has served as a Director of Sify since December 2002. Mr. Hsia is Managing Director of SOFTBANK Infrastructure Fund (SOFTBANK), a venture capital fund launched in partnership with Cisco systems in January 2001. Mr. Hsia led SOFTBANK’s investments in ADIR Technologies, Groupe Sense PDA, SEVEN and Skypilot. Previously, Mr Hsia was an Associate Partner with SOFTBANK Venture Capital focused on seed and early stage communications services, e-commerce and e-finance investments. Prior to joining SOFTBANK, Mr. Hsia was a founding member of Merrill Lynch’s Technology Investment Banking Group in New York and San Francisco focused on the communications equipment sector and was a consultant with The LEK/Aclar Consulting Group in Briton. Mr. Hsia received a B.A. in economics from Harvard College.

     Ravi Chandra Adusumalli has served as a Director of Sify since December 2002. Mr. Adusumalli is a Principal with the Softbank Asia Infrastructure Fund ( SOFTBANK). Prior to joining SOFTBANK, Mr. Adusumalli was an Associate Partner with Mobius Venture Capital in Silicon Valley, an early stage venture capital firm with $2.3 billion under management. Prior to Mobius, Mr Adusumalli was an Associate with Softbank Capital Partners, a private equity firm with $1.25 billion under management. Prior to Softbank Capital Partners, Mr. Adusumalli worked with Credit Suisse First Boston and Wasatch Funds. Mr. Adusumalli holds a B.A. in Economics and Government from Cornell University.

     Sandeep Reddy has served as a Director of Sify since December 2002. Mr. Reddy is a London based professional. Mr. Reddy is a Director in VentureTech Solutions Private Limited (VentureTech), which has invested in a diversified portfolio of companies spanning telecom, life sciences, network and software companies. Mr. Reddy holds an MBA from IMD Switzerland. Mr. Reddy is also a director of Unify Wealth Management Limited and Trans Cibernet (India) Limited.

     V. Srinivas has served as a Director of Sify since December 2002. Mr. Srinivas has been Senior Vice President and Chief Financial Officer of Satyam Computer Services Limited since November 2000. Prior to this, Mr. Srinivas was Vice President and Chief Financial Officer of Satyam Computer Services Limited since 1998. Before this, he was General Manager, Finance of Satyam Computer Services Limited. Mr. Srinivas is a fellow member of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India. He is also an associate member of the Institute of Cost and Works Accountants of India. Mr. Srinivas is also a director of Satyam Asia Pte Limited and Nipuna Services Limited. In addition, Mr. Srinivas holds a bachelor of law degree and a master of commerce degree from Osmania University.

     K. Thiagarajan has served as a Director of Sify since December 2002. Mr. Thiagarajan has served as a Director and Senior Vice President-Corporate Planning and Strategy of Satyam Computer Services Limited since April 2001. Prior to this, Mr. Thiagarajan was President-E Training of Sify since January 2000. Before this, he was with Sanmar Weighing Systems Ltd., as President. Mr. Thiagarajan, is also a director in Satyam Computer Services (Shanghai) Co. Ltd. Mr. Thiagarajan holds a Bachelor of Technology degree from Indian Institute of Technology, Chennai and Post Graduate Diploma in Business Management from Indian Institute of Management, Ahmedabad.

     T.H. Chowdary has served as a Director of our company since February 1996. Mr. Chowdary retired as the Chief Executive Officer of VSNL. Mr. Chowdary is also a director in Icomm, Softsol India Limited and Tera Software Limited.

     S. Srinivasan has served as a Director of our company since February 1996. From 1989 to 1995, Mr. Srinivasan was Chief Executive Officer of AT&T India Limited. Mr. Srinivasan received a BE in Engineering and a PG in Management from Madras University.

Board Composition

     Our Articles of Association set the minimum number of directors at two and the maximum number of directors at 12. We currently have nine directors. The Companies Act and our Articles of Association require the following:

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

     In December 2002, we entered into a Shareholders agreement with SAIF Investment Company Limited (SAIF), VentureTech Solutions Private Limited (VentureTech) and Satyam Computer Services providing for, among other things, a Board of Directors comprised of nine directors to be nominated as follows: SAIF — two nominees; VentureTech — two nominees; Satyam Computer Services — two nominees; South Asia Regional Fund — one nominee; one independent nominee; and one nominee who shall be the Managing Director of Sify. The shareholders agreement has also granted the investors consent rights with respect to specified corporate transactions.

     Mr. Peck is a nominee of South Asian Regional Fund. Messrs. Hsia and Adusumalli are the nominees of SAIF. Mr. Reddy is a nominee of VentureTech. Messrs. Srinivas and Thiagarajan are the nominees of Satyam Computer Services. Mr. Peck was reappointed at our Annual General Meeting in 2003. Also, Messrs. Hsia, Adusumalli, Reddy, Srinivas and Thiagarajan were appointed at our Annual General Meeting in 2003 as they were appointed during the year as “additional directors.” The terms of Messrs. Ramaraj, Chowdary and Srinivasan will expire at our Annual General Meeting to be held in 2004. The terms of Messrs. Peck, Hsia and Adusumalli will expire at our Annual General Meeting to be held in 2005. The terms of Messrs. Reddy, Srinivas and Thiagarajan will expire at our Annual General Meeting to be held in 2006. There are no family relationships between any of the directors or executive officers of our company.

Board Committees

     The Audit Committee of the Board of Directors reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the recommendation of our independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, the performance of our independent auditors and our accounting practices. The members of the Audit Committee are Messrs. Peck, Adusumalli and Reddy.

     The Compensation Committee of the Board of Directors determines the salaries, benefits and stock option grants for our employees, consultants, directors and other individuals compensated by our company. The Compensation Committee also administers our compensation plans. The members of the Compensation Committee are Messrs. Peck, Adusumalli and Reddy.

Director Compensation

     Our Articles of Association provide that each of our directors receives a sitting fee not exceeding Rs.2,000 for every Board and Committee meeting. In fiscal 2003, we did not pay any fees to our non-employee directors. Mr. Ramaraj, who is employed as our Chief Executive Officer, does not receive any additional compensation for his service on our Board of Directors. Directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings.

Officer Compensation

     The following table sets forth all compensation paid by us during the fiscal year ended March 31, 2003 to our executive officers.

Summary Compensation Table				(Rs. Million)

			All Other Compensation

			Under
			Executive
			Employment	Deferred
Name	Salary	Bonus	agreement	Compensation

R. Ramaraj	5.35	Nil	Nil	4.98
George Zacharias	5.41	0.64	10.00	5.26
T.R. Santhanakrishnan	4.16	0.64	10.00	3.84
Shrikant Joshi	2.86	Nil	Nil	0.01
V V Kannnan	2.71	0.34	3.50	0.26
K Dasaratharaman	3.37	Nil	Nil	0.01

Summary Compensation Table				(Rs. Million)

			All Other Compensation

			Under
			Executive
			Employment	Deferred
Name	Salary	Bonus	agreement	Compensation

Rahul Swarup	4.34	0.64	5.00	2.19
J. Avinash	2.06	0.43	Nil	1.67
Rustom Irani	2.99	0.50	3.50	2.49
George A. Ajit	2.91	0.55	4.00	1.75
S Srinivasan	Nil	Nil	Nil	1.31

     The following table sets forth all stock options granted by us during the fiscal year ended March 31, 2003 to our executive officers.

Option Grant Table

	Equity Shares
Name	Underlying Option Grant	Exercise Price		Expiration Date

Shrikant Joshi	5,100	Rs.	49.97	11-11-2005
K Dasaratharaman	5,100	Rs.	49.97	11-11-2005

No executive officer exercised stock options during the fiscal year ended March 31, 2003.

     In February 2002, we entered into Executive Employment Agreements with each of Messrs. Ramaraj, Zacharias and Santhanakrishnan. Our agreement with Mr. Ramaraj had a term of approximately 13 months, and our agreements with Messrs Zacharias and Santhanakrishnan have a term of three years. Our stockholders approved an extension of Mr. Ramaraj’s tenure as Managing Director for an additional five years, effective April 1, 2003, retaining the terms as per the Executive employment agreement. The material terms of the agreement between us and the executives, are as follows:

•	during the term of employment, the executive shall be entitled to “compensation and benefits,” subject to deduction of tax per applicable law, as provided in the agreement;

•	the executive agreed not to disclose confidential information and trade secrets to any third party except when mandated by law and not to use such information for any purpose except in the performance of his work for Sify;

•	the executive agreed that all work of a copyrightable or patentable nature done in the course of work for Sify belongs to Sify and undertook to help in every way to duly register Sify’s ownership of such copyrights and patents;

•	Sify agreed to indemnify the executive, his executors, administrators or assigns for all expenses which the executive incurs or becomes legally obligated to pay in connection with any proceedings;

•	executive is entitled to full compensation and benefits (excluding the performance bonus) up to the date of termination of his employment, including a pro rated performance bonus up to the date of termination of his employment in the event that executive’s employment is terminated for “good reason” or within one year after a change of control;

•	executive is entitled to certain additional terminal compensation of base salary in the event of the termination of executive’s employment by Sify for any reason or by executive for “good reason”; and

•	executive has been provided with a loan by our company which is repayable by the executive with interest on December 31, 2002. We agreed to pay the executive an additional compensation sufficient to repay the loan (income tax to executive’s account) and an additional compensation sufficient to pay the interest (income tax to Sify’s account) at the earliest of the maturity date of the loan and the occurrence of a change of control. The loan bears interest at an annual rate of 4%

(increased to 13% effective October 1, 2001. If the executive’s employment is terminated, the unpaid balance of the loan and accrued interest is payable by executive. In the event of the executive’s death, we would waive the recovery of the unpaid balance of the loan and accrued interest.

     We were providing for the incentive obligation in the accounts over the period from the date of disbursement to the contracted date of repayment. However, in the quarter ended December 31, 2002, consequent to a change of control event, the entire unamortized portion of the loan was amortized. Such additional compensation to repay the loans given to certain executives are fully written off.

Stock Ownership

     The following table sets forth information with respect to the beneficial ownership of our equity shares as of May 31, 2003 by each director and our Chief Executive Officer. The table gives effect to equity shares issuable within 60 days of May 31, 2003 upon the exercise of all options and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

	Equity Shares
	Beneficially Owned

Beneficial Owner	Number	Percent

R. Ramaraj (1)	370,000	1.1%
Donald Peck (2)	3,600,000	10.6
Eric Hsia (3)	5,558,140	16.4
Ravi Chandra Adusumalli (4)	5,558,140	16.4
Sandeep Reddy (5)	4,550,767	13.1
V Srinivas (6)	12,182,600	36.0
K Thiagarajan (7)	12,182,600	36.0
T. H. Chowdary	—	—
S. Srinivasan	—	—

(1)	Excludes options to purchase (a) 20,000 equity shares with an exercise price of $76.95 per share granted on June 1, 2000 and (b) 26,040 equity shares with an exercise price of $3.53 per share granted on November 21, 2001 to Mr. Ramaraj which expire three years and one month from the date of grant.

(2)	Consists of 3,600,000 equity shares beneficially owned by South Asia Regional Fund. Mr. Peck is affiliated with South Asia Regional Fund. Mr. Peck disclaims beneficial ownership of the equity shares owned by South Asia Regional Fund, except to the extent of his pecuniary interest therein.

(3)	Consists of 5,558,140 ADSs beneficially owned by SAIF Investment Company Limited. Mr. Hsia is Managing Director of SOFTBANK Infrastructure Fund, an affiliate of SAIF Investment Company Limited. Mr. Hsia disclaims beneficial ownership of the ADSs owned by SAIF Investment Company Limited, except to the extent of his pecuniary interest therein.

(4)	Consists of 5,558,140 ADSs beneficially owned by SAIF Investment Company Limited. Mr. Adusumalli is a Principal of SOFTBANK Asia Infrastructure Fund, an affiliate of SAIF Investment Company Limited. Mr. Adusumalli disclaims beneficial ownership of the ADSs owned by SAIF Investment Company Limited, except to the extent of his pecuniary interest therein.

(5)	Consists of 4,550,767 equity shares beneficially owned by VentureTech Solutions Private Limited, including 1,017,441 ADSs that VentureTech Solutions Private Limited or an affiliate is obligated to purchase from our company on or prior to July 31, 2003. Mr. Reddy is a Director of VentureTech Solutions Private Limited. Mr.

Reddy disclaims beneficial ownership of the equity shares owned by VentureTech Solutions Private Limited, except to the extent of his pecuniary interest therein.

(6)	Consists of 12,182,600 equity shares beneficially owned by Satyam Computer Services Limited. Mr. Srinivas is Senior Vice President and Chief Financial Officer of Satyam Computer Services Limited. Mr. Srinivas disclaims beneficial ownership of the equity shares owned by Satyam Computer Services Limited, except to the extent of his pecuniary interest therein.

(7)	Consists of 12,182,600 equity shares beneficially owned by Satyam Computer Services Limited. Mr. Thiagarajan is a Director and Senior Vice President — Corporate Planning and Strategy of Satyam Computer Services Limited. Mr. Thiagarajan disclaims beneficial ownership of the equity shares owned by Satyam Computer Services Limited, except to the extent of his pecuniary interest therein.

     As of May 31, 2003, we had 33,838,392 outstanding equity shares. As of March 31, 2003, there were approximately 32,000 record holders of ADRs evidencing 13,491,543 ADSs.

Employee Stock Option Plan

     We have an Associate Stock Option Plan, which we refer to as our Employee Stock Option Plan or ASOP, which provides for the grant of options to employees of our company. The ASOP was approved by our Board of Directors and our shareholders in March 1999. A total of 1.8 million equity shares are reserved for issuance under our Associate Stock Option Plan. As of March 31, 2003, we had outstanding an aggregate of 390,560 options (net of 562,040 options forfeited by employees or expired and 200 options exercised for equity shares) under our ASOP with a weighted average exercise price equal to approximately Rs.1,359 ($28.60) per equity share.

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

Employees

     As of March 31, 2003, we had 1,068 employees. We anticipate maintaining the current size of our employee base over the next year. We had 887 employees, 1,185 employees and 622 employees , respectively, as of March 31, 2002, March 31, 2001 and March 31, 2000. The 231 employees previously engaged in our software services division have been transferred to Satyam Computer Services in connection with the sale of that division. Of our current employees, 105 are administrative, 313 form our sales and marketing staffs, 241 are in services and content development and 409 are dedicated to technology, technical support, business process and customer care. None of our employees are represented by a union. We believe that our relationship with our employees is good.

Item 7. Major Stockholders and Related Party Transactions

Principal Stockholders

     The following table sets forth information with respect to the beneficial ownership of our equity shares as of May 31, 2003 by each person or group of affiliated persons who is known by us based on our review of public filings to beneficially own 5% or more of our equity shares. The table gives effect to equity shares issuable within 60 days of March 31, 2003 upon the exercise of all options and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

     Messrs. Satyam Ramnauth and Pierre Guy Noel, directors of International Venture Capital Management, which manages South Asia Regional Fund, exercise voting control and dispositive power over the equity shares owned by South Asia Regional Fund. Mr. Peck, a director of our company, is affiliated with South Asia Regional Fund.

     Messrs. Anthony J. Castellanos, Ronald David Fisher, Reaz Noormamode, Denis Sek Sum and Andrew Y. Yan, directors of SAIF Investment Company Limited, exercise voting control and dispositive power over the equity shares owned by SAIF Investment Company Ltd. Mr. Hsia and Mr Adusumalli , directors of our company, are affiliated with SOFTBANK Asia Infrastructure Fund.

     Messrs. Sandeep Reddy and N. Mal Reddy, directors of VentureTech Solutions Private Limited , exercise voting control and dispositive power over the equity shares owned by VentureTech Solutions Private Limited. Mr. Reddy, a director of our company, is a Director with VentureTech.

     Messrs. B. Ramalinga Raju and B. Rama Raju, directors of Satyam Computer Services Limited, exercise voting control and dispositive power over the equity shares owned by Satyam Computer Services. Messrs. Srinivas and Thiagarajan, directors of our company, are affiliated with Satyam Computer Services.

	Equity Shares
	Beneficially Owned

Beneficial Owner	Number		Percent

Satyam Computer Services Limited	12,182,600		36.0%
Mayfair Centre, S P Road Secunderabad 500 003 India
SAIF Investment Company Limited	5,558,140		16.4%
Suite 307, St. James Court St. Denis Street, Port Louis Mauritius
VentureTech Solutions Private Limited	4,550,767	(1)	13.1%
12, Subba Rao Avenue Chennai 600006 India
South Asia Regional Fund	3,600,000		10.6%
Les Cascades Building Edith Cavell Street Port Louis Mauritius
Acqua Wellington North American Equities Fund, Ltd.	2,000,000		5.9%
c/o Fortis Fund Services (Bahamas) Ltd. Montage Sterling Centre East Bay St., P.O. Box 55-6238 Nassau, Bahamas

(1)	Includes 1,017441 ADSs that VentureTech Solutions Private Limited or an affiliate is obligated to purchase from our company on or prior to July 31, 2003.

Control of Registrant

     Satyam Computer Services, SAIF Investment Company Limited and VentureTech Solutions Private Limited collectively beneficially owned approximately 65.5% of our equity shares as of May 31, 2003 These stockholders are parties to an Investor Rights Agreement with our company dated October 7, 2002. The Investor Rights Agreement provides for, among other things, a Board of Directors comprised of nine directors to be nominated as follows: SAIF — two nominees; VentureTech — two nominees; Satyam Computer Services — two nominees; South Asia Regional Fund — one nominee; one independent nominee; and one nominee who shall be the Managing Director of Sify. The Investor Rights Agreement provides certain of the stockholders with consent rights in connection with specified corporate transactions.

     These stockholders are presently able to exercise control over many matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. Under Indian law, a simple majority is sufficient to control all stockholder action except for those items which require approval by a special resolution. If a special resolution is required, the number of votes cast in favor of the resolution must be not less than three times the number of votes cast against it. Examples of actions that require a special resolution include:

•	altering our Articles of Association;

•	issuing additional shares of capital stock, except for pro rata issuances to existing stockholders;

•	commencing any new line of business; and

•	commencing a liquidation.

     Circumstances may arise in which the interests of Satyam Computer Services, SAIF Investment Company Limited and/or VentureTech Solutions Private Limited or a subsequent purchaser of their respective shares could conflict with the interest of our other stockholders or holders of our ADSs. These stockholders could prevent or delay a change in control of our company even if a transaction of that sort would be beneficial to our other stockholders, including the holders of our ADSs.

Related Party Transactions

     Our company has a stated policy on related party transactions which states that “whenever Sify enters into any transaction with a related party the Company shall perform these transactions on terms no less favorable to the Company than could have been obtained from independent third parties.”

     Until December 2002, Satyam Computer Services was our parent company. In fiscal 2003, we sold an aggregate of Rs.34.3 million in services to Satyam Computer Services and its affiliates. We believe that these transactions with Satyam Computer Services and its affiliates were on terms no less favorable to our company than could have been obtained from independent third parties.

     On October 5, 2001, we entered into an agreement to subscribe for unsecured convertible loan notes (“loan notes”) to be issued by CricInfo Limited in an aggregate amount of up to GBP 1.6 million to meet Cricinfo’s short-medium term working capital requirements over the next year. These loan notes were redeemable on October 5, 2004 and the terms of the loan note instrument provided for the payment of interest on the principal amount at the rate of 8% per annum.

     We also entered into a Term Loan Agreement with Cricinfo for granting a term loan facility of GBP 0.1 million. The Loan carried an interest rate of 4% per annum and was repayable on December 31, 2004. This term loan and the convertible loan were secured by a Debenture document executed by CricInfo.

     In February 2003, CricInfo transferred its net assets, other than the loan payable to Sify and miscellaneous current assets, and liabilities to a newly formed company incorporated in the United Kingdom, Wisden Cricinfo Limited. In consideration of its contribution of assets, Cricinfo Limited received a 33% equity stake in Wisden Cricinfo Limited and GBP 1.8 million. Cricinfo Limited repaid our loan, including accrued interest of Rs. 107.0 million, and transferred its 33% stake in Wisden Cricinfo Limited to us for a consideration of Rs. 22.6 million (GBP 0.3 million). Contemporaneously we advanced Rs 23.0 million (GBP 0.3 million) to Wisden Cricinfo Limited.

     As a result of the foregoing transactions including the loan to Wisden Cricinfo, we recognized a gain of Rs.22.6 million being the difference between proceeds received Rs. 126.9 million and the net carrying value of the notes (including accrued interest) of Rs.81.4 million and a deferred gain of Rs. 23.0 million.

Item 8. Financial Information

Financial Statements

     We have elected to provide financial statements pursuant to Item 18 of Form 20-F.

Legal Proceedings

     Our company and certain of our officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in our initial public offering of American Depositary Shares as defendants. This class action is brought on behalf of a purported class of purchasers of our ADSs from the time of our IPO in October 1999 through December 2000. The central allegation in this action is that the underwriters in our IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased our ADSs in the IPO and the aftermarket. The complaint also alleges that we violated the United States federal securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits. In July 2002, an omnibus motion to dismiss all complaints against issuers and individual defendants affiliated with issuers was filed by the entire group of issuer defendants in these similar actions. In October 2002, our executive officers who were named as defendents in this action were dismissed from the action without prejudice. In February 2003, the Court in this action issued its decision on defendants’ omnibus motion to dismiss. This decision denied the motion to dismiss the Section 11 claim as to Sify and virtually all of the other issuer defendants. The decision also denied the motion to dismiss the Section 10(b) claim as to numerous issuer defendants, including Sify. Although we are unable to estimate the range of loss that is reasonably possible, we believe that we have meritorious defenses and intend to defend this action vigorously. However, we could be forced to incur material expenses in the litigation and, in the event there is an adverse outcome, our business could be harmed.

     Our subsidiary IndiaWorld Communications was involved in litigation in the United States relating to the IndiaWorld trademark, which dispute was settled during the quarter ended December 31, 2002 without any liability to us or IndiaWorld Communications.

     The charges for international gateways and other services presently being provided by VSNL are the subject of a dispute pending before the TRAI and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including our company, represented by the Internet Service Providers of India (ISPAI). VSNL has priced these services at levels which we believe are inconsistent with the terms and conditions on which VSNL has secured the bandwidth for its international gateways. The Telecom Disputes Settlement and Appellate Tribunal remanded the matter back to the TRAI, which decided against the ISPAI. The ISPAI has not yet decided on a further course of action. We are currently paying for bandwidth from VSNL at the higher rates and do not believe that the outcome of this dispute will be material to our business provided that the international gateway services market continues to be open to competition.

     We are party to additional legal actions arising in the ordinary course of business. Based on information available to us as of March 31, 2003 we believe that we have adequate legal defenses or insurance coverage for these actions and that the ultimate outcome of these actions will not have a material adverse effect on our company.

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

Item 9. The Offer and Listing

Trading Markets

     There is no public market for our equity shares in India, the United States or any other market. Our ADSs evidenced by American Depositary Receipts, or ADRs, are traded in the United States on the Nasdaq National Market. Each ADS represents one equity share. The ADRs evidencing ADSs were issued by our depositary, Citibank, N.A., pursuant to a Deposit Agreement.

     The number of outstanding equity shares in our company as of May 31, 2003 was 33,838,392 . As of March 31, 2003 , there were approximately 32,000 record holders of ADRs holding 13,491,543 ADSs

Price History

     Our ADSs commenced trading on the Nasdaq National Market on October 19, 1999. Effective September 24, 2002, we effected a 1-for-4 reverse ratio change such that one ADS represents one equity share. The tables below set forth, for the periods indicated, high and low trading prices for our ADSs after giving effect to the reverse ratio change:

  Prior Fiscal Years

	Price Range

	High	Low

Fiscal Year ended
March 31, 2000 (beginning October 19, 1999)	$452.00	$30.00
March 31, 2001	256.00	11.76
March 31, 2002	17.60	2.88
March 31, 2003	6.44	0.88

  Quarters of Prior Fiscal Years

	Price Range

	High	Low

Fiscal Year ended March 31, 2002
First Quarter	$17.60	$10.00
Second Quarter	14.20	2.88
Third Quarter	12.76	3.40
Fourth Quarter	11.16	5.84
Fiscal Year ended March 31, 2003
First Quarter	$6.44	$2.00
Second Quarter	3.00	0.88
Third Quarter	4.95	0.90
Fourth Quarter	5.30	2.27

  Prior Six Months

	Price Range

Month	High	Low

December 2002	$3.85	$2.05
January 2003	5.30	2.27
February 2003	4.24	3.25
March 2003	4.38	2.90
April 2003	4.96	3.65
May 2003	8.10	4.55

The initial public offering of our ADSs was priced on October 18, 1999 at a price of $18.00 per ADS.

Item 10. Additional Information

Memorandum and Articles of Association

     Our authorized share capital is 37,500,000 shares, par value Rs.10 per share. As of May 31, 2003, 33,838,392 equity shares were issued and outstanding.

     The equity shares are our only class of share capital. Some of the equity capital are represented by American Depository Receipts issued by our company in accordance with the applicable laws and regulations. Our Articles of Association and the Companies Act permit us to issue classes of securities in addition to the equity shares. For the purposes of this annual report, “shareholder” means a shareholder who is registered as a member in the register of members of our company.

     A total of 1.8 million equity shares are reserved for issuance under our Associate Stock Option Plan, or ASOP. As of March 31, 2003, we had outstanding an aggregate of 390,560 options (net of 562,040 options forfeited by employees or expired and 200 options exercised for equity shares) under our ASOP with a weighted average exercise price equal to approximately Rs.1,359 per equity share. The unamortized deferred compensation related to these grants amounted to Rs.24.8 million as of March 31, 2003.

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

     In October 2003, we entered into an Investor Rights Agreement with Satyam Computer Services, SAIF and VentureTech providing for, among other things, a Board of Directors comprised of nine directors to be nominated as follows: SAIF — two nominees; VentureTech — two nominees; Satyam Computer Services — two nominees; South Asia Regional Fund — one nominee; one independent nominee; and one nominee who shall be the Managing Director of Sify. The Investor Rights Agreement also provides certain of the stockholders with consent rights in connection with specified corporate transactions.

  Dividends

     Under the Companies Act, unless our Board of Directors recommends the payment of a dividend, we may not declare a dividend. Similarly, under our Articles, although the shareholders may, at the annual general meeting, approve a dividend in an amount less than that recommended by the Board, they cannot increase the amount of the dividend. In India, dividends generally are declared as a percentage of the par value of a company’s equity shares. The dividend recommended by the Board, and thereafter approved by the shareholders in general meeting, if any, and subject to the limitations described above, is distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the approval by the shareholders at the annual general meeting. Pursuant to our Articles, our Board has discretion to declare and pay interim dividends without shareholder approval. With respect to equity shares issued during a particular fiscal year (including any equity shares underlying ADSs issued to the depositary in connection with the offering or in the future), cash dividends declared and paid for such fiscal year generally will be prorated from the date of issuance to the end of such fiscal year.

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

     For additional information, please see “Item 8. Financial Information — Dividends.” Until April 1, 2002, a tax of 10.2%, including the applicable surcharge, of the total dividend declared, distributed or paid for a relevant period is payable by our company. For additional information, please see “Item 5. Operating and Financial Review and Prospects — Income Tax Matters.”

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

  Preemptive Rights and Issue of Additional Shares

     The Companies Act gives shareholders the right to subscribe for new shares in proportion to their respective existing shareholdings unless otherwise determined by a special resolution passed by a general meeting of the shareholders. For approval, a special resolution must be approved by a number of votes which is not less than three times the number of votes against the special resolution. At our 2000 Annual General Meeting, our stockholders approved a special resolution pursuant to which we may issue up to one million equity shares (equivalent to one million ADSs) in connection with acquisitions, 268,500 of which we issued in connection with our acquisition of IndiaWorld Communications, 551,180 of which we issued in connection with our acquisition of a 25% stake in CricInfo Limited and 113,798 of which we issued in connection with our acquisition of Indiaplaza.com. At our 2001 Annual General Meeting, our stockholders approved a special resolution permitting us to issue up to four million additional equity shares in connection with acquisitions or capital raising transactions, and ADS holders are deemed to have waived their preemptive rights with respect to these shares. At our December 2002 Extraordinary General Meeting, our stockholders approved a special resolution permitting us to issue up to 12.5 million additional equity shares (equivalent to 12.5 million ADSs) in connection with the sale of equity shares to SAIF and VentureTech, and our ADS holders are deemed to have waived their preemptive rights with respect to these shares and our Board of Directors may approve the issuance of these shares without further action of our stockholders.

     Each of our directors is entitled to receive a sitting fee not exceeding Rs.2,000 for every Board and Committee meeting as well as all traveling and out-of-pocket expenses incurred in attending such meetings. Our Board of Directors may from time to time or at any time at its discretion raise or borrow any sum of money for use by our company. Unless otherwise determined by our company in a general meeting, our directors are not required to hold any shares of our company’s capital stock to qualify to serve. For additional information, please see “Item 6. Director, Senior Management and Employees - Board Composition,” “ — Board Committees” and “ — Director and Officer Compensation.”

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

     The annual general meeting of shareholders must be held at our registered office or at such other place within the city in which the registered office is located. Meetings other than the annual general meeting may be held at any other place if so determined by the Board. Effective April 3, 2003 our registered office is located at 2nd Floor, Tidel Park, 4 Canal Bank Road, Taramani, Chennai 600 113, India.

     Our Articles provide that a quorum for a general meeting is the presence of at least five shareholders in person.

  2003 Annual General Meeting

     Our Annual General Meeting for the 2003 fiscal year was held on June 23, 2003 at 11.00 a.m. (local time) at the registered office of our company, 2nd Floor, Tidel Park, 4 Canal Bank Road, Taramani, Chennai 600 113, India. The matters brought in front of our stockholders at this meeting are described in a Notice of Seventh Annual General Meeting were mailed to stockholders on or about May 19, 2003 and were also filed with the Commission on Form 6-K. Please see that filing for a description of the matters considered by our stockholders at the meeting. At the Annual General Meeting, each of the proposals was approved by our stockholders.

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

     Any shareholder may appoint a proxy. The instrument appointing a proxy must be delivered to us at least 48 hours prior to the meeting. A proxy does not participate at the time of show of hands but the proxy is entitled to vote on a poll being taken. A corporate shareholder may appoint an authorized representative who can vote on behalf of the shareholder, both upon a show of hands and upon a poll.

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

  Register of Shareholders; Record Dates; Transfer of Shares

     We maintain a register of shareholders as required under the Companies Act, 1956. For the purpose of determining the shares entitled to annual dividends, the register is closed for a specified period prior to the annual general meeting. The date on which this period begins is the record date.

     To determine which shareholders are entitled to specified shareholder rights, we may close the register of shareholders. The Companies Act requires us to give at least seven days’ prior notice to the public before such closure. We may not close the register of shareholders for more than thirty consecutive days, and in no event for more than forty-five days in a year.

     Following the introduction of the Depositories Act, 1996, and the repeal of Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in some circumstances, the equity shares of a public company are freely transferable, subject only to the provisions of Section 111A of the Companies Act. Since we are a public company, the provisions of Section 111A will apply to us. Our Articles currently contain provisions which give our directors discretion to refuse to register a transfer of shares in some circumstances. According to our Articles, our directors are required to exercise this right in the best interests of our company. While our directors are not required to provide a reason for any such refusal in writing, they must give notice of the refusal to the transferee within two months after receipt of the application for registration of transfer by our company. In accordance with the provisions of Section 111A(2) of the Companies Act, our directors may exercise this discretion if they have sufficient cause to do so. If our directors refuse to register a transfer of shares, the shareholder wishing to transfer his, her or its shares may file a civil suit or an appeal with the Company Law Board, or CLB. Pursuant to Section 111A(3), if a transfer of shares contravenes any of the provisions of the Securities and Exchange Board of India Act, 1992 or the regulations issued thereunder or the Sick Industrial Companies (Special Provisions) Act, 1985 or any other Indian laws, the CLB may, on application made by the company, a depositary incorporated in India, an investor, the Securities and Exchange Board of India or other parties, direct the rectification of the register of records. The CLB may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its investigation into the alleged contravention. Notwithstanding such investigation, the rights of a shareholder to transfer the shares will not be restricted.

     Under the Companies Act, unless the shares of a company are held in a dematerialized form, a transfer of shares is effected by an instrument of transfer in the form prescribed by the Companies Act and the rules thereunder together with delivery of the share certificates. Our transfer agent is Citibank, N.A. — Mumbai branch.

  Audit and Annual Report

     At least 21 days before the annual general meeting of shareholders excluding the days of mailing and receipt, we must distribute to our shareholders a detailed version of our audited balance sheet and profit and loss account and the related reports of the Board and the auditors, together with a notice convening the annual general meeting. These materials are also generally made available at our corporate website, www.sifycorp.com. Under the Companies Act, we must file the balance sheet and annual profit and loss account presented to the shareholders within 30 days of the conclusion of the annual general meeting with the Registrar of Companies in Tamil Nadu , India, i.e. which is the state in which our registered office is located. We must also file an annual return containing a list of our shareholders and other information, within 60 days of the conclusion of the meeting.

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

     Our license also requires us to ensure that objectionable, obscene and unauthorized content, or any other content, messages or communications infringing copyrights, intellectual property rights and domestic and international cyberlaws or which is inconsistent with the laws of India, is not carried on our network. Although under the terms of our license we are free to fix the prices we charge our subscribers, the TRAI may set prices for the provision of Internet access services generally. We are permitted to use encryption to safeguard information transmitted over our network. However, if we use a higher level of encryption than that specified by the Government of India, our license requires us to deposit a set of keys with the Government of India. License fees are waived through October 31, 2003, and a nominal license fee of Re.1 per annum is payable from November 1, 2003. Our obligations under the license are secured by a performance bank guarantee in the amount of Rs.29.2 million ($0.6 million) as of March 31, 2003.

     Our company, Satyam Computer Services, SAIF Investment Company Limited and VentureTech Solutions Private Limited are parties to an Investor Rights Agreement with our company dated October 7, 2002. The Investor Rights Agreement provides for, among other things, a Board of Directors comprised of nine directors to be nominated as follows: SAIF — two nominees; VentureTech — two nominees; Satyam Computer Services — two nominees; South Asia Regional Fund — one nominee; one independent nominee; and one nominee who shall be the Managing Director of Sify. The Investor Rights Agreement provides certain of the stockholders with consent rights in connection with specified corporate transactions.

     In February 2002, we entered into Executive Employment Agreements with each of Messrs. Ramaraj, Zacharias and Santhanakrishnan. Our agreement with Mr. Ramaraj had a term of approximately 13 months, and our agreements with Messrs Zacharias and Santhanakrishnan have a term of three years. Our stockholders approved an extension of Mr. Ramaraj’s tenure as Managing Director for an additional five years, effective April 1, 2003, retaining the terms as per the Executive employment agreement. The material terms of the agreement between us and the executives, are as follows:

•	during the term of employment, the executive shall be entitled to “compensation and benefits,” subject to deduction of tax per applicable law, as provided in the agreement;

•	the executive agreed not to disclose confidential information and trade secrets to any third party except when mandated by law and not to use such information for any purpose except in the performance of his work for Sify;

•	the executive agreed that all work of a copyrightable or patentable nature done in the course of work for Sify belongs to Sify and undertook to help in every way to duly register Sify’s ownership of such copyrights and patents;

•	Sify agreed to indemnify the executive, his executors, administrators or assigns for all expenses which the executive incurs or becomes legally obligated to pay in connection with any proceedings;

•	executive is entitled to full compensation and benefits (excluding the performance bonus) up to the date of termination of his employment, including a pro rated performance bonus up to the date of termination of his employment in the event that executive’s employment is terminated for “good reason” or within one year after a change of control; and

•	executive is entitled to certain additional terminal compensation of base salary in the event of the termination of executive’s employment by Sify for any reason or by executive for “good reason.”

     Convertible notes of CricInfo Limited. On October 5, 2001, we entered into an agreement to subscribe for unsecured convertible loan notes, or loan notes, to be issued by CricInfo Limited in an aggregate amount of up to GBP 1.6 million to meet CricInfo’s short-medium term working capital requirements over the ensuring year. These loan notes were redeemable on October 5, 2004, and the terms of the loan note instrument provided for the payment of interest on the principal amount at the rate of 8% per annum. We also entered into a Term Loan Agreement with CricInfo for granting a term loan facility of GBP 0.1 million. The loan carried an interest rate of 4% per annum and was repayable on December 31, 2004. This term loan and the convertible loan were secured by a debenture executed by CricInfo.

     In February 2003, CricInfo transferred its net assets (other than the loan payable to our company and miscellaneous current assets and liabilities) to a newly-formed company incorporated in the United Kingdom, Wisden Cricinfo Limited. In consideration of its contribution of assets, CricInfo received a 33% equity stake in Wisden Cricinfo Limited and GBP 1.8 million. CricInfo repaid our loan, including accrued interest of Rs.107.0 million, and transferred its 33% stake in Wisden Cricinfo Limited to our company for a consideration of Rs.22.6 million (GBP 0.3 million). Contemporaneously we advanced Rs 23.0 million (GBP 0.3 million) to Wisden Cricinfo Limited.

     Also in February 2003, we entered into a shareholders agreement providing for, among other things, put and call options. The options were exercisable at any time during three months from the year ended September 30, 2004, 2005 and 2006 or within three months of a material breach or in the event a liquidator being appointed. The option price was based on a factor of profits and is fixed at a minimum price of GBP 0.6 million and a maximum price of GBP 1.0 million.

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

     Apart from portfolio investments in Indian companies, non-resident Indians and overseas corporate bodies may also invest in Indian companies through foreign direct investments. For additional information, please see “ — Foreign Direct Investment.” Under the foreign direct investment rules, non-resident Indians and overseas corporate bodies may invest up to 100% in high-priority industries in which other foreign investors are permitted to invest only up to 50%, 51%, 74% or 100%, depending on the industry category.

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

     Apart from making portfolio investments in Indian companies as described above, foreign institutional investors may direct foreign investments in Indian companies. For additional information, please see “ — Foreign Direct Investment.”

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

     As a foreign private issuer, we are not subject to the SEC’s proxy rules which regulate the form and content of solicitations by United States-based issuers of proxies from their stockholders. To date, our practice has been to provide advance notice to our ADS holders of all stockholder meetings and to solicit their vote on such matters, through the depositary, and we expect to continue this practice. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the SEC’s proxy rules

Taxation

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

     Taxation of Distributions. There is no withholding tax on dividends paid to stockholders. Dividend distribution tax is in addition to the normal corporate tax of 35.9%, including the presently applicable surcharge of 2.5% for fiscal 2004.

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

     Buy-back of Securities. Currently, Indian companies are not subject to any tax in respect of the buy-back of their shares. However, the stockholders will be taxed on any gain at the long-term or short-term, as applicable, capital gains rates. For additional information, please see “ — Taxation of Capital Gains.”

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

     Service Tax. Brokerage or commissions paid to stockbrokers in connection with the sale or purchase of shares is subject to a service tax of 5.0%. Effective May 14, 2003 service tax rates has been increased to 8.0%. The stockbroker is responsible for collecting the service tax and paying it to the relevant authority.

Income Tax Matters

     As of March 31, 2003, we had a net tax loss carryforward of approximately Rs. 4,470 million ($ 94.1 million) for financial reporting purposes. Under Indian law, loss carryforwards from a particular year may be used to offset taxable income over the next eight years.

     The statutory corporate income tax rate and the surcharge thereon are subject to change in line with the changes announced in the Union Budget each year. For the fiscal ended 2003, the rate of corporate income tax was 35% with a surcharge of 5% thereon, resulting in an effective tax rate of 36.8%. For fiscal 2004, while the basic rate will remain at 35%, the surcharge has been reduced to 2.5%, thereby resulting in an effective tax rate of 35.9%. We cannot assure you that the current income tax rate will remain unchanged in the future. We also cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be levied by the Government of India Until April 1, 2002, dividends declared, distributed or paid by an Indian corporation were subject to a dividend tax of 10.2%, including the applicable surcharge for fiscal 2002, of the total amount of the dividend declared, distributed or paid. This tax is not paid by stockholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation before distribution of a dividend. Effective April 1, 2002, Indian companies were no longer to be taxed on declared dividends. The Finance Bill, 2003 proposes that after April 1, 2003, dividend income will be exempt from tax for shareholders and that domestic companies will be liable to pay a dividend distribution tax at the rate of 12.5% plus a surcharge at the time of the distribution.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

     Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     We also face market risk relating to foreign exchange rate fluctuations, principally relating to the fluctuation of U.S. dollar to Indian rupee exchange rate. Our foreign exchange risk principally arises from accounts payable to overseas vendors. This risk is partially mitigated as we hold balances in foreign currency with overseas banks. Our foreign exchange gain/(loss) was Rs.0.6 million, Rs.5.4 million, Rs.162 million, Rs. 44.5 million and Rs. 0.01 million for fiscal 1999, 2000, 2001, 2002 and 2003 respectively.

Item 12. Description of Securities Other Than Equity Securities

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     Under the Companies Act, 1956 of India, or Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders of three-fourths of the company’s shares which are voted on the resolution. At our 2000 Annual General Meeting, our stockholders approved a special resolution permitting us to issue up to one million equity shares in connection with acquisitions. We issued virtually all of these equity shares in connection with our acquisitions of IndiaWorld Communications and Indiaplaza.com and our investment in CricInfo Limited. At our 2001 Annual General Meeting, our stockholders approved a special resolution permitting us to issue up to four million additional equity shares in connection with acquisitions or capital raising transactions, and ADS holders are deemed to have waived their preemptive rights with respect to these shares. At our December 2002 Extraordinary General Meeting, our stockholders approved a special resolution permitting us to issue up to 12.5 million additional equity shares (equivalent to 12.5 million ADSs) in connection with the sale of equity shares to SAIF and VentureTech, and our ADS holders are deemed to have waived their preemptive rights with respect to these shares and our Board of Directors may approve the issuance of these shares without further action of our stockholders.

Item 15. Controls and procedures

Evaluation of disclosure controls and procedures

     Based on their evaluation as of a date within 90 days of the filing of this Annual Report on Form 20-F, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures as defined in Rules 13a-14(c) under the Securities Exchange Act of 1934 (the “Exchange Act”) are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.

Changes in internal controls

     There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation. There were no significant deficiencies or material weaknesses, and therefore there were no corrective actions taken.

Item 16A. Audit committee financial expert

Item 16B. Code of ethics

Item 16C. Principal Accountant Fees and Services

PART III

Item 17. Financial Statements

               Not applicable.

ITEM 18. FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

Sify Limited (formerly known as Satyam Infoway Limited)

     We have audited the accompanying consolidated balance sheets of Sify Limited (formerly known as Satyam Infoway Limited) and subsidiaries as of March 31, 2002 and 2003, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows, for each of the years in the three-year period ended March 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sify Limited (formerly known as Satyam Infoway Limited) and subsidiaries as of March 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

     The accompanying consolidated financial statements as of and for the year ended March 31, 2003 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Indian Rupees have been translated into dollars on the basis set forth in Note 3 of the notes to the consolidated financial statements.

KPMG
Chennai, India
April 17, 2003

SIFY LIMITED (formerly known as Satyam Infoway Limited) and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and as stated otherwise)

	As at March 31,

	2002		2003		2003

ASSETS
Current assets:
Cash and cash equivalents	Rs.	658,111	Rs.	897,596	$18,885
Cash restricted		52,389		74,612	1,570
Accounts receivable		419,961		346,270	7,285
Due from officers and employees		38,675		982	21
Due from related parties		8,137		16,016	337
Inventories		35,426		39,971	841
Prepaid expenses		114,755		124,785	2,625
Other current assets		76,891		72,948	1,535

Total current assets		1,404,345		1,573,180	33,099
Cash restricted		100,000		100,010	2,104
Property, plant and equipment-net		1,932,046		1,542,829	32,460
Goodwill and other intangible assets		341,179		166,983	3,513
Investments in affiliated companies		170,332		140,053	2,947
Investments in securities		9,477		1,140	24
Other assets		188,895		176,192	3,707

Total assets	Rs.	4,146,274	Rs.	3,700,387	$77,854

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current installments of capital lease obligations		3,218		2,482	52
Trade accounts payable		243,099		89,259	1,878
Accrued liabilities		256,291		271,632	5,715
Deferred revenue		144,519		289,297	6,087
Advances from customers		15,320		26,171	551
Other current liabilities		21,278		60,520	1,273

Total current liabilities		683,725		739,361	15,556
Capital lease obligations, excluding current installments		3,922		3,767	79
Deferred Tax Liability		13,388		—	—
Other liabilities		39,877		65,864	1,386

Total liabilities		740,912		808,992	17,021

Minority interest		11,249		2,699	57
Stockholders’ equity
Common stock, Rs 10 par value; 37,500,000 equity shares authorized; Issued and outstanding: 23,202,176 shares as of March 31,2002 and 32,795,200 as of March 31, 2003		232,022		327,952	6,900
Additional paid-in capital		13,649,324		14,326,742	301,425
Deferred compensation - employee stock offer plan		(74,961)		(24,839)	(523)
Accumulated deficit		(10,408,381)		(11,737,769)	(246,955)
Accumulated other comprehensive income		(3,891)		(3,390)	(71)

Total stockholders’ equity		3,394,113		2,888,696	60,776

Total liabilities and stockholders’ equity	Rs.	4,146,274	Rs.	3,700,387	$77,854

See accompanying notes to consolidated financial statements

SIFY LIMITED (formerly known as Satyam Infoway Limited) and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share data and as stated otherwise)

	Year ended March 31,

	2001		2002		2003		2003

Revenues	Rs.	1,200,833	Rs.	1,493,636	Rs.	1,862,585	$39,188
Initial services charges		19,691		66,652		97,270	2,046
Satyam Computer Services Limited		4,957		17,200		34,345	723

Total Revenue		1,225,481		1,577,488		1,994,200	41,957
Cost of revenues (excluding depreciation and amortization)		(1,177,106)		(1,192,671)		(1,264,101)	(26,596)

Gross profit (excluding depreciation and amortization)		48,375		384,817		730,099	15,361

Operating expenses:
Selling, general and administrative expenses		1,855,864		1,860,967		1,635,103	34,401
Provision for doubtful receivables and advances		31,460		101,500		156,233	3,287
Acquisition expenses		—		20,000		—	—
Amortisation / impairment of goodwill		931,967		4,420,644		—	—
Impairment of assets		—		—		246,999	5,197
Amortisation of deferred stock compensation expense		61,451		9,686		57,729	1,215
Foreign exchange gain		(162,136)		(44,520)		18	—

Total operating expenses		2,718,606		6,368,277		2,096,082	44,100
Operating loss		(2,670,231)		(5,983,460)		(1,365,983)	(28,739)
Other income, net		242,368		32,711		52,948	1,114

Loss before taxes, equity in losses of affiliates and minority interest		(2,427,863)		(5,950,749)		(1,313,035)	(27,625)
Equity in losses of affiliates
Operating losses		(263,178)		(1,225,444)		(50,689)	(1,066)
Gain on sale of investment in affiliates		—		—		24,628	518
Minority interest		11,137		17,928		12,564	264

Losses before income taxes		(2,679,904)		(7,158,265)		(1,326,532)	(27,909)
Taxes		(1,707)		—		(2,856)	(60)
Loss from continuing operations	Rs.	(2,681,611)	Rs.	(7,158,265)	Rs.	(1,329,388)	$(27,969)
Discontinued operations
Income / (loss) from discontinued operations	Rs.	172,581	Rs.	(125,373)		—	—
Profit on sale of discontinued operations		—	Rs.	81,121		—	—

Net loss	Rs.	(2,509,030)	Rs.	(7,202,517)	Rs.	(1,329,388)	$(27,969)

Net loss per share - continuing operations		(117.34)		(308.59)		(51.15)	(1.08)
Net loss per share - discontinued operations		7.55		(1.91)		—	—
Net loss per share		(109.79)		(310.50)		(51.15)	(1.08)
Weighted equity shares used in computing loss per equity share		22,852,600		23,196,428		25,988,095	25,988,095

See accompanying notes to consolidated financial statements

SIFY LIMITED (formerly known as Satyam Infoway Limited) and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share data and as stated otherwise)

	Year ended March 31,

	2001		2002		2003		2003

Net loss from continuing operations	Rs.	(2,681,611)	Rs.	(7,158,265)	Rs.	(1,329,388)	$(27,969)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, amortization and impairment		1,431,459		5,020,600		854,182	17,971
Equity in losses of affiliates		263,178		1,225,444		26,061	548
Gain on sale of investments		(28)		—		(1,495)	(31)
Loss on sale of plant and equipment		661		3,652		2,552	54
Provision for doubtful receivables and advances		31,460		101,500		156,233	3,287
Deferred taxes		(120)		—		—	—
Inventory write down		—		22,085		6,720	141
Minority interest		(11,137)		(17,928)		(12,564)	(264)
Others		—		—		7,106	150
Changes in assets and liabilities:
Accounts receivable		(304,155)		(15,997)		(65,793)	(1,384)
Due from officers and employees		(83,466)		26,152		62,552	1,316
Due from related parties		(30,041)		4,159		(7,879)	(166)
Inventories		(91,670)		50,557		(11,265)	(237)
Prepaid expenses		42,203		94,580		(10,030)	(211)
Other assets		(127,237)		21,815		(24,962)	(525)
Trade accounts payable and accrued liabilities		320,490		(14,477)		(78,836)	(1,659)
Deferred revenue		33,298		(39,484)		144,778	3,046
Advances from customers		79,181		(84,388)		10,851	228
Other liabilities		(5,900)		(15,685)		32,904	692

Net cash used in continuing operations	Rs.	(1,133,435)	Rs.	(775,680)	Rs.	(238,273)	$(5,013)
Net cash provided by / (used in) discontinued operations	Rs.	(174,927)	Rs.	237,531		—	—

Net cash used in operating activities	Rs.	(1,308,362)	Rs.	(538,149)	Rs.	(238,273)	$(5,013)

Cash flows from investing activities:
Expenditure on plant and equipment		(1,888,020)		(181,217)		(284,346)	(5,982)
Proceeds from sale of plant and equipment		934		12,559		12,055	254
Expenditure on investment in affiliates		(163,627)		(119,741)		29,162	614
Net movement in cash - restricted		(7,045)		(122,287)		(22,233)	(468)
Purchase consideration for acquisition, net of cash		(2,233,121)		(11,210)		—	—
Expenditure on intangible assets		(28,000)		(59,240)		(16,891)	(355)
Proceeds from sale of investments		147		—		8,579	180

Net cash used in continuing operations	Rs.	(4,318,732)	Rs.	(481,136)	Rs.	(273,674)	$(5,757)
Net cash used in discontinued operations	Rs.	(26,804)	Rs.	(71,279)		—	—
Proceeds from sale of discontinued operation		—	Rs.	349,165		—	—

Net cash used in investing activities	Rs.	(4,345,536)	Rs.	(203,250)	Rs.	(273,674)	$(5,757)

Cash flows from financing activities:
Principal payments of long-term debt		(208,167)		—			—
Principal payments of short term loans		(1,800)		—			—
Principal payments under capital lease obligations		(6,568)		(9,097)		(1,696)	(36)
Net proceeds from issuance of common stock		70		—		760,473	16,000

Net cash provided by /(used in) continuing operations	Rs.	(216,465)	Rs.	(9,097)	Rs.	758,776	$15,964
Net cash provided by/(used in) discontinued operations		—		—		—	—

Net cash provided by/(used in) financing activities	Rs.	(216,465)	Rs.	(9,097)	Rs.	758,776	$15,964

	Year ended March 31,

	2001		2002		2003		2003

Effect of exchange rate changes on cash		—		(5,598)		(7,345)	(155)
Net increase / (decrease) in cash and cash equivalents		(5,870,363)		(756,094)		239,485	5,039
Cash and cash equivalents at the beginning of the year		7,284,568		1,414,205		658,111	13,846

Cash and cash equivalents at the end of the year	Rs.	1,414,205	Rs.	658,111	Rs.	897,596	$18,885

Supplementary Information
Cash paid towards interest		11,695		2,838		795	17
Cash paid towards taxes		935		44,958		20,048	422
Supplemental schedule of non cash financing activity
Capital leases		12,994		9,440		2,956	62
Additional common stock issued for acquisition of business		3,131,364		49,268		—	—
Property plant and equipment purchased on credit during the year		93,660		80,148		20,397	429

See accompanying notes to consolidated financial statements

SIFY LIMITED (formerly known as Satyam Infoway Limited) and Subsidiaries
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share data and as stated otherwise)

					Accumulated	Deferred
	Common Stock		Additional	Compre	Other	Compensation -		Total
			Paid	-hensive	comprehensive	Employee Stock	Accumulated	Stockholders’
	Shares	Par Value	In Capital	income	income	offer plan	deficit	Equity

Balance as of March 31, 2000	22,249,425	222,494	10,520,953	—	1,451	(120,225)	(696,834)	9,927,839
Issue of common stock for acquisitions and investments	933,678	9,337	3,122,097	—	—	—	—	3,131,434
Compensation related to stock option grants		—	67,676	—	—	(67,676)	—	—
Amortization of compensation related to stock option grants		—	—	—	—	86,796	—	86,796
Capital transaction of investee		—	(41,156)	—	—	—	—	(41,156)
Comprehensive income		—	—	—	—	—	—	—
Net loss		—	—	(2,509,030)	—	—	(2,509,030)	(2,509,030)
Other comprehensive income		—	—	—	—	—	—	—
Unrealized loss on investments, net		—	—	(7,547)	(7,547)	—	—	(7,547)

Comprehensive income		—	—	(2,516,577)	—	—	—	—

Balance as of March 31, 2001	23,183,103	231,831	13,669,570		(6,096)	(101,105)	(3,205,864)	10,588,336
Issue of common stock for acquisitions and investments	19,073	191	49,077	—	—	—	—	49,268
Compensation related to stock option grants		—	72,492	—	—	(72,492)	—	—
Amortization of compensation related to stock option grants		—	(83,962)	—	—	98,636	—	14,674
Capital transaction of investee		—	(57,853)	—	—	—	—	(57,853)
Comprehensive income		—	—	—	—	—	—	—
Net loss		—	—	(7,202,517)	—	—	(7,202,517)	(7,202,517)
Other comprehensive income		—	—	—	—	—	—	—
Unrealized loss on investments, net		—	—	(356)	(356)	—	—	(356)
Foreign exchange translation adjustment		—	—	2,561	2,561	—	—	2,561

Comprehensive income		—	—	(7,200,312)	—	—	—	—

		—	—	—	—	—	—	—

Balance as of March 31, 2002	23,202,176	232,022	13,649,324		(3,891)	(74,961)	(10,408,381)	3,394,113

					Accumulated	Deferred
	Common Stock		Additional	Compre	Other	Compensation -		Total
			Paid	-hensive	comprehensive	Employee Stock	Accumulated	Stockholders’
	Shares	Par Value	In Capital	income	income	offer plan	deficit	Equity

Issue of common stock (net of expenses)	9,593,024	95,930	664,542	—	—	—	—	760,472
Compensation related to stock option grants		—	86	—	—	(86)	—	—
Amortization of compensation related to stock option grants		—	12,789	—	—	50,208	—	62,997
Comprehensive income
Net loss		—	—	(1,329,388)	—	—	(1,329,388)	(1,329,388)
Other comprehensive income
Unrealized loss on investments, net		—	—	(1,253)	(1,253)	—	—	(1,253)
Foreign exchange translation adjustment		—	—	1,754	1,754	—	—	1,754

Comprehensive income		—	—	(1,328,887)	—	—	—	—

Balance as of March 31, 2003	32,795,200	327,952	14,326,742		(3,390)	(24,839)	(11,737,769)	2,888,696

Balance as of March 31, 2003 (in US$)		6,900	301,425		(71)	(523)	(246,955)	60,776

See accompanying notes to consolidated financial statements

SIFY LIMITED (formerly known as Satyam Infoway Limited)
Notes to Consolidated Financial Statements
(In thousands, except share data and as stated otherwise)

1      Description of business

Sify Limited (“Sify”) together with its subsidiaries (the Company) and its affiliates is engaged in providing various services, such as Corporate Network and Data Services, Internet Access Services, Online Portal and Content Offerings.

2     Change of name

The Company changed its name from Satyam Infoway Limited to Sify Limited effective January 6, 2003.

3      Summary of significant accounting policies

Basis of preparation of financial statements

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP) in Indian Rupees (Rs.), the national currency of India. Solely for the convenience of the reader, the financial statements as of and for the year ended March 31, 2003 have been translated into United States dollars at the noon buying rate in New York City on March 31, 2003 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of US$1 = Rs. 47.53. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or at any other rate on March 31, 2003 or at any other date.

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

Principles of consolidation

The consolidated financial statements of Sify include financial statements of its majority-owned subsidiaries, which are more than 50% owned and where Sify is able to exercise control over the operating and financial policies of the investees. All material inter-company accounts and transactions are eliminated on consolidation.

Investments in affiliates

The Company accounts by the equity method for investments between 20% and 50% or where it would be otherwise able to exercise significant influence over the operating and financial policies of the investees. Prior to the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, the excess of cost of the stock of those affiliates over the Company’s share of their net assets at the acquisition date was recognized as goodwill and was being amortized on a straight-line basis over 5 years. However, such goodwill was completely written-off prior to the adoption of the SFAS No. 142. Subsequent to the adoption of SFAS No. 142, the company will not amortise any goodwill recognised from an investment in an affiliate. The Company would recognize a loss when there is a loss in value in the equity method investment which is other than a temporary decline.

Cash, cash equivalents and short-term investments

The Company considers all highly liquid investments with remaining maturities, at the date of purchase/investment, of three months or less to be cash equivalents. Cash and cash equivalents currently consist of cash and cash on deposit with banks which are unrestricted as to its use.

Revenue recognition

The operating segments of the Company include:

•	Corporate network/data services, which provides private network services, messaging services and web hosting to businesses;

•	Internet access services;

•	Online portal services and content offerings ; and

•	Other services such as development of e-learning software

     These segments recognize revenues on the following basis:

Corporate network/data services

Corporate network service revenues primarily include connectivity services and, to a lesser extent, the revenues from the sale of hardware and software purchased from third party vendors, installation of the link, and other ancilliary services such as e-mail, fax and domain registration. Generally, these elements are sold as a package consisting of all or some of the elements. This multiple element arrangement is recognized as separable elements because each element constitutes a separate earnings process, each element has a fair value that is reliable, verifiable and objectively determinable, and the undelivered element is not essential to functionality of the delivered elements. The Company provides connectivity for a fixed period of time at a fixed rate regardless of usage. Connectivity is the last element that is provided in the case of a bundled contract. The connectivity charges are the same when sold alone or as part of a package. The revenue attributable to connectivity services is recognized ratably over the period of the contract. The hardware and software are standard products that are being freely traded in and purchased from the market, have standard specifications and are not otherwise customized for the specific needs of a customer. The software sold by the Company is an off-the-shelf software, such as antivirus utilities and firewalls. The fair value for the hardware and software is available from the market. The revenue attributable to hardware/software is recognized on delivery. Installation consists of commissioning of the last mile connectivity to the customer premises from the carrier exchange (primarily Bharat Sanchar Nigam Limited, or BSNL, a Government of India entity). However, once commissioned this connection can be used by the customer to access any other service provider. The installation normally takes 4-6 weeks. When the customer has such last mile connectivity, the Company does not charge any installation fee. The revenue attributable to the installation of the link is recognized on completion of the installation work. When installation and connectivity services are provided as a package, the value of the installation service is based on the residual amount using the residual method as defined in SOP 98-9. Revenue from ancillary services such as email facilities, fax facility and domain registration are recognized over the period such facilities are provided. All revenues are shown exclusive of sales tax and service tax and net of applicable discounts and allowances.

Web hosting service revenues primarily include co-location services and connectivity services. On occasion, the Company also sells related hardware/software to its web hosting customers. At all times, such hardware and software belongs to the customer. This hardware and software is purchased from outside vendors and is freely traded in the market. The Company treats each element of the arrangement as a separate earnings process based on the guidelines of SOP 97-2, Software Revenue Recognition. The value of the hosting service is determined based on vendor specific objective evidence from similar services sold separately by the Company. When hardware and/or software is also included with hosting services and sold as a package the vendor specific objective evidence of the undelivered element is considered to arrive at the residual value of the delivered element under SOP 98-9. Revenue from hosting services is recognized over the period during which the service is provided.

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

Public Internet access is provided to customers through a chain of franchisee cybercafé outlets and, to a lesser extent, Sify-owned cybercafés. Sify enters into an arrangement with franchisees that provides for the payment of an initial non-refundable franchisee fee in consideration for establishing the franchisee relationship and providing certain initial services. These initial services consist of a number of activities, including installing the broadband receiver equipment at the cybercafé and “connecting” it to one of Sify’s broadcasting towers, obtaining regulatory approvals for clearance of the site for wireless transmission at the allotted frequency range and other ancillary services.

Initial franchisee fee revenue is recognized at the time of commencement of operations by the franchisee, in accordance with SFAS No. 45, Accounting for Franchisee Fee Revenue, because Sify believes that substantial performance for which these non-refundable payments are received is completed at the time of commencement of operations and no uncertainty exists with regard to the collection of such fees. The amount of initial franchisee fee revenue recognized during the year ending March 31, 2003 was Rs.21.4 million (US$ 0.45 million). As of March 31, 2003, Sify owned 27 of the 844 cybercafés. Internet access revenue is recognized based on usage by the customer.

Online portal services

The Company enters into contracts with customers to serve advertisements in the portal and the Company is paid on the basis of impressions, click-throughs or leads and in each case the revenue is recognized based on actual impressions/click throughs/ leads delivered. There are no performance obligations or minimum guarantees. Revenues from electronic commerce transactions are recognized when the transactions are completed.

Other services

The Company provides e-learning software development services to facilitate web-based learning in various organisations. Revenue from such projects is recognised on the proportionate performance method.

Inventories

Inventories are generally stated at the lower of cost as determined using the first-in-first-out method (FIFO), and net realisable value. The Company makes a provision for the slow moving inventory on the basis of age of inventory.

Property, plant and equipment

Property, plant and equipment are stated at cost. Plant and equipment under capital leases are stated at the present value of minimum lease payments. The Company computes depreciation for all plant and equipment using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the shorter of the primary lease period or estimated useful life of the asset. Routine repairs and maintenance costs are expensed as incurred. The estimated useful lives of assets are as follows:

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

Gooodwill and intangible assets

The Company adopted the provisions of SFAS No. 141 for business combinations initiated after June 30, 2001, which requires that all business combinations be accounted for under the purchase method.

The Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets effective April 1, 2002. Under SFAS No. 142 we no longer amortize goodwill or indefinite-lived intangible assets. The Company has assessed the remaining useful lives of identified intangibles with definite useful lives and provides for amortization over the determined useful life of the asset. Goodwill carried in the book is tested for impairment periodically and diminution in value, if any, is provided for through a charge in the statement of operations. The Company does not have any intangible assets with indefinite useful lives.

The Company assesses the recoverability of goodwill by reference to the valuation methodology on the acquisition date. Accordingly, the Company considers goodwill to be impaired when, in conjunction with its valuation methodology, its expectations with respect to the acquisitions deteriorate coupled with adverse market conditions. The Company would assess, to the extent appropriate, at the enterprise level by comparing its market capitalization to the carrying value of goodwill.

Prior to the adoption of SFAS No. 142, the Company recorded intangible assets at cost or fair value and amortised such assets on a straight-line basis over the economic lives of the respective assets. Goodwill was amortised on a straight-line basis over 5 years.

Foreign currency translations

The functional and reporting currency of the Company is the Indian Rupee, except that of India Plaza Inc. (a wholly owned subsidiary incorporated in United States) whose functional currency is the US Dollar. The translation of the US Dollar into Indian Rupee is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue and expense accounts using a monthly simple average exchange rate for the respective periods. The gains or losses resulting from such translation are reported in other comprehensive income, a separate component of shareholders’ equity.

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

Earnings per share

In accordance with SFAS No. 128, basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Disclosure of diluted earnings per share is not applicable as the potential equity shares are anti-dilutive. The Company’s outstanding shares includes shares held with a depositary to represent equity shares underlying the Company’s ADS’s. Effective September 24, 2002, one ADS represented one equity share. The Company’s 1-for-4 ADS reverse ratio change on September 24, 2002 does not have any effect on our equity shares or per equity share amounts, as the underlying shares representing ADS’s were unchanged.

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

Advertising costs

Advertising costs incurred during the year have been expensed. The total amount of advertising costs expensed was Rs. 299,855, Rs. 25,800 and Rs. 29,329 for the years ended March 31, 2001, 2002 and 2003 respectively.

Retirement benefits to employees

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

Stock-based compensation

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123 as amended by SFAS No. 148 Accounting for Stock-Based Compensation – Transition and Disclosure.

The Company has adopted pro forma disclosure provisions of SFAS No. 123 and SFAS No. 148. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB statement No. 123, Accounting for Stock Based Compensation to stock based employee compensation.

		Year ended March 31,
	2001	2002	2003
	Rs	Rs	Rs

Net Loss – As reported	(2,509,030)	(7,202,517)	(1,329,388)
Less : Stock based compensation expense included in reported net loss	79,224	14,673	62,997
Add: Total stock based employee compensation expense determined under fair value based method for all awards	(336,160)	(306,645)	(181,600)
Pro forma net loss	(2,765,966)	(7,494,489)	(1,210,785)
Loss Per Share:
Basic and Diluted – as reported	(109.79)	(310.50)	(51.15)
Basic and Diluted – pro forma	(121.03)	(323.01)	(46.59)

The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	2001	Year ended March 31, 2002	2003

Dividend yield	—	—	—
Expected volatility	118%	114%	105%
Risk-free interest rate	9.50%	7.5-9%	6%
Expected term	12-36 months	12-36 months	12-36 months

Impairment of long-lived assets and long-lived assets to be disposed of

The Company adopted SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets effective April 1, 2002. Long-lived assets, including amortizable intangibles, are tested for impairment if impairment triggers occur. If an assessment indicates impairment, the impaired asset is written down to its fair market value based on the best information available. Estimated fair market value is generally measured using discounted estimated cash flows.

Investment securities

The Company has evaluated its investment policies consistent with the provisions of SFAS No 115, Accounting for Certain Investments in Debt and Equity Securities, and determined that all of its investment securities are to be classified as available-for-sale. Accordingly, such securities are carried at fair value with unrealized gains and losses, net of taxes, reported as other comprehensive income, a separate component of stockholders’ equity. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis and included in other income.

Fair value of financial instruments

The carrying amounts reflected in the balance sheets for cash, cash equivalents, accounts receivable and accounts payable approximate their respective fair values due to the short maturities of these instruments.

Recent Accounting Pronouncements

In November 2002, the Emerging Issues Task Force reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables applicable for fiscal periods beginning after June 2003. This issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting, where the deliverables (the revenue generating activities) are sufficiently separable and have standalone value to the customer. It is also necessary that there exist sufficient evidence of fair value to separately account for some or all of the deliverables. The Company is currently evaluating the impact of Issue No. 00-21.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others. The adoption of the Interpretation did not have a material impact on the Company’s accounting or disclosure policies.

In January 2003, the FASB issued interpretation No. 46 Consolidation of Variable Interest Entities, an interpretation of ARB No. 51, that applies to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. The Company has assessed the implication of this Interpretation and does not have to consolidate or disclose information about variable interest entities when the Interpretation becomes applicable to existing entities from July 1, 2003.

Reclassifications

Certain prior-years’ amounts have been reclassified to conform to the current year’s presentation.

4      Business acquisition

Kheladi.com

On October 12, 2000, Sify entered into an agreement (the Agreement) to acquire a 100% equity stake in Kheladi.com (India) Private Limited (Kheladi), a sports portal promoted by sports personalities in India. Sify’s intention is to assimilate the strengths of Kheladi, including the network of sports personalities, into its sports portal, Khel.com. Sify issued an aggregate of 19,073 equity shares to the shareholders of Kheladi on July 20, 2001 of which 5,019 shares and 10,039 shares were subject to lock-in until September 14, 2001 and September 14, 2002, respectively. Sify paid Rs. 52,291 as consideration for the above acquisition and the acquisition has been accounted for using purchase method.

The acquisition was consummated on July 20, 2001 upon completion of regulatory formalities and the acquisition has been accounted for under the purchase method. The cost of acquisition has been allocated primarily to employment contract-based intangible assets and the excess of cost over fair value of assets acquired has been recognized as goodwill. In accordance with the provisions of SFAS No. 142, the goodwill has not been amortized post acquisition. The allocation of purchase price was as follows:

Estimated fair values

Rs.
Assets acquired	196
Intangible assets	37,500
Goodwill	14,595

Total consideration	52,291

The intangible assets relate to employment contracts with sports personalities, which are being amortised over the contract period of 60 months. The terms of the purchase also provide for contingent consideration of 3,089 equity shares based on the achievement of certain specified profitability and revenue targets. As at March 31, 2003 the contingency no longer exists due to the expiry of the period to achieve the targets and hence no contingent consideration is due to the erstwhile shareholders of Kheladi.

The following unaudited consolidated results of operations are presented as if the acquisition of Kheladi was made at the beginning of the periods presented. The proforma-consolidated results of operations reflect the amortization of intangibles acquired in this transaction.

	Years ended March 31,

	2001	2002
	Rs	Rs

Revenues	1,225,601	1,577,488
Net loss	(2,516,530)	(7,204,443)
Loss per equity share	(110.03)	. (310.51)
Weighted average equity share used in computing the loss per equity share	22,871,673	23,202,176

5      Discontinued operations

On October 24, 2001, Sify announced its proposal to divest its software services (e-business services) division to its parent company, Satyam Computer Services. The software services division provided business-to-business e-commerce and web site development that covered information technology services in India, Australia and the U.S. Revenues from this segment represented approximately 22% of Sify’s total revenue for the year ended March 31, 2002. The objective of the divestment is to permit Satyam Computer Services to concentrate on its core business of software services and to permit Sify to concentrate on Internet services. Sale of this division to Satyam Computer Services was completed for an aggregate consideration of Rs. 332.5 million on February 28, 2002, the date on which requisite shareholders approval was obtained. The results of operations of the discontinued e-business division for all periods have been reported separately as “Income / (loss) from discontinued operations”. The gain on disposal of the e-business division amounting to Rs. 81,121 net of consultancy and other expenses incurred in relation to the disposal of Rs. 37,510 has been reported separately in the statements of operations.

The summarized information on the results of discontinued operations for the years ended March 31, 2001 and 2002 is set forth below:

	Years ended March 31,

	2001	2002
	Rs	Rs
Revenues	561,595	340,718
Operating expenses net of other income	287,260	466,091

Net income / (loss) from discontinued operations	172,581	(125,373)

6     Cash and cash equivalents

Cash and cash equivalents as on March 31, 2003 amounted to Rs. 897,596 (Rs.658,111 as on March 31, 2002). This excludes cash-restricted included in current assets of Rs. 74,612 (Rs.52,389 as on March 31, 2002) and cash-restricted included in non- current assets of Rs. 100,010 (Rs.100,000 as on March 31, 2002), representing deposits held under lien against bank guarantees given by the Company towards future performance obligations and letters of credit given to suppliers of the Company against purchase obligations.

     Cash Restricted – Current

	Years ended March 31,

	2002	2003
	Rs	Rs
Letter of Credit	30,034	40,444
Against future performance obligation	22,355	34,168

	52,389	74,612

     Cash Restricted – Non current

	Years ended March 31,

	2002	2003
	Rs	Rs
Against future performance obligation	100,000	100,010

	100,000	100,010

The fair values of cash and cash equivalents approximate their carrying values.

7     Accounts receivable

Accounts receivable as of March 31, 2002 and 2003 are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts based on age of the accounts. Accounts receivable are not collateralised.

Accounts receivable consist of :

	Year ended March 31,

	2002	2003
	Rs	Rs

Customers	581,492	512,149
Less : allowance for doubtful accounts	161,531	165,879

Balance at the end of the year	419,961	346,270

The activity in the allowance for doubtful accounts receivable is given below:

	Year ended March 31,

	2002	2003
	Rs	Rs

Balance at the beginning of the year	34,231	161,531
Add : Additional provision	127,300	139,484
Less : Bad debts written off	—	135,136

Balance at the end of the year	161,531	165,879

In addition to the above, the provision for receivables and advances include a provision of Rs. 16,749 for advances.

8     Investment securities

Investment securities consist of:

	As at March 31, 2003

		Gross unrealized	Gross unrealized
	Cost	holding gains	holding losses	Fair value
	Rs	Rs	Rs	Rs

Available for sale:
Equity securities	3,245	—	2,130	1,115
Mutual fund units	25	—	—	25

	3,270	—	2,130	1,140

	As at March 31, 2002

		Gross unrealized	Gross unrealized
	Cost	holding gains	holding losses	Fair value
	Rs	Rs	Rs	Rs

Available for sale:
Equity securities	5,354	151	655	4,850
Mutual fund units	5,000	—	373	4,627

	10,354	151	1,028	9,477

9     Inventories

Inventories consist of:

	As at March 31,

	2002	2003

	Rs S	Rs S
CDs	3,987	88
Communication hardware	22,490	26,460
Application software	4,680	9,931
Others	4,269	3,492

	35,426	39,971

10     Other current assets

Other current assets consist of:

	As at March 31,

	2002	2003

	Rs	Rs
Vendor advances and deposits	36,978	26,044
Advances for expenses	13,544	13,386
Accrued income	6,978	2,375
Interest earned but not due	3,227	12,887
Others	16,164	18,256

	76,891	72,948

Vendor advances and deposits is net of a provision of Rs. 16,749 for non-recoverability. This provision is included in provision for doubtful receivables and advances in the statement of operation.

11     Investments in affiliates

Refco-Sify Securities India Private Limited

The Company holds 40% interest in Refco-Sify Securities India Private Limited (Refco). Refco is engaged in Internet based trading and research services. Sify has accounted for its 40% interest in Refco by the equity method. The carrying value of the investment in Refco as of March 31, 2002 and 2003 was Rs. 120,882 and Rs. 101,792 respectively. Sify’s equity in the losses of Refco-Sify for the years ended March 31, 2002 and 2003 was Rs. 27,105 and Rs. 18,137 respectively.

Placements.com Limited

The Company held a 27% interest in Placements.com Limited (Placements) which was sold on July 29, 2002 for a gain of Rs. 2,000. The Company had accounted for its 27% interest in Placements by the equity method. The carrying value of the investment in Placements as at March 31, 2002 was Rs. 628. Sify’s equity in the losses of Placements for the years ended March 31, 2001, 2002 and period ended July 29, 2002 was Rs. 16,307, Rs. 8,565 and Rs. 628 respectively.

CricInfo Limited

On July 29, 2000, Sify acquired 25% of the outstanding shares of Cricinfo Limited (Cricinfo), a private company incorporated in the United Kingdom and the Company accounted for its interest in Cricinfo by the equity method. On October 5, 2001, the Company entered into an agreement to subscribe for unsecured convertible loan notes (loan notes) to be issued by Cricinfo in an aggregate amount of up to GBP 1.6 million to meet Cricinfo’s short-medium term working capital requirements over the next year. These loan notes were redeemable on October 5, 2004 and the terms of the loan note instrument provided for the payment of interest on the principal amount at the rate of 8% per annum. The Company had also entered into a Term Loan Agreement with Cricinfo for granting a term loan facility of GBP 0.1 million. The Loan would carry an interest rate of 4 % per annum and was repayable on 31st December 2004. This term loan and the convertible loan had been secured by a Debenture document executed by Cricinfo.

In February 2003, Cricinfo transferred its net assets other than the loan payable to Sify and miscellaneous current assets and liabilities to a newly formed company incorporated in the United Kingdom, Wisden Cricinfo Limited. In consideration of its net assets, Cricinfo Limited received 33% equity stake in Wisden Cricinfo Limited and GBP 1.8 million. Cricinfo Limited repaid Sify’s loan including accrued interest of Rs. 107 million and transferred its 33% stake in Wisden Cricinfo Limited to Sify for a consideration of Rs. 22,646 (GBP 0.3 million).

Contemporaneously Sify advanced Rs. 22,951 (GBP 0.3 million) to Wisden Cricinfo Limited. AS a result of the foregoing transactions including the loan to Wisden Cricinfo, Sify recognized a gain of Rs. 22,628 being the difference between proceeds received Rs. 126,948 and the net carrying value of the notes (including accrued interest) of Rs 81,369 and a deferred gain of Rs. 22,951.

The carrying value of the investment in Cricinfo as of March 31, 2002 and 2003 was Rs. 186,695 and nil respectively. Sify’s equity in the losses of Cricinfo for the years ended March 31, 2002 and 2003 was Rs. 142,548 and Rs. 15,104 respectively.

The summarized financial information as to assets, liabilities and result of operations of Cricinfo is presented below:

        Balance Sheet

	As at March 31,

	2002		2003
	Rs		Rs

Current assets	Rs.	21,431	16,690
Current liabilities		(127,749)	(17,538)
Net liability		(106,318)	(848)
Non-current assets		1,113	—
Net liability		(105,205)	(848)
Stockholders’ deficit		(105,205)	(848)

        Statement of Operations

	For the year ended March 31,

	2002	2003
	Rs	Rs

Revenues	70,609	96,281
Gross profit	65,410	89,553
Net (loss)/profit	(419,495)	114,876

The net profit of Cricinfo for fiscal 2003 includes gain of Rs. 153,180 on sale of its net assets to Wisden Cricinfo.

Wisden Cricinfo Limited

On February 24 , 2003, the company has purchased 33% stake in Wisden Cricinfo Limited from Cricinfo Limited for a consideration of Rs. 22,646 (GBP 0.3 million). Wisden Cricinfo Limited is a private company incorporated in the United Kingdom and was formed by the transfer of assets by Cricinfo Limited and John Wisden & Co. Limited. In consideration for the transfer of its assets, Cricinfo Limited received a 33% stake in Wisden Cricinfo Limited and Rs.138 million (GBP 1.8 million).

Sify has entered into a loan agreement with Wisden Cricinfo Limited granting a term loan facility of Rs. 22,628 (GBP 0.3 million). The Loan will carry an interest rate of LIBOR plus 3 % per annum.

The carrying value of the investment in Wisden Cricinfo including loan notes as of March 31, 2003 was Rs. 38,261. Sify’s equity in the losses of Wisden Cricinfo Limited for the period ended March 31, 2003 was Rs. 4,027.

12    Property, plant and equipment

Property, plant and equipment consist of:

	As at March 31,

	2002	2003
	Rs	Rs

Land	187,701	188,600
Building	480,272	485,156
Leasehold improvements	109,139	111,806
Plant and machinery	1,778,468	1,842,829
Computer equipment	102,634	95,309
Office equipment	51,475	54,384
Furniture and fixtures	95,840	115,922
Vehicles	17,254	16,237
System software	99,991	143,524
Construction-in-progress	138,847	94,371

	3,061,621	3,148,138
Accumulated depreciation	(1,129,575)	(1,605,309)

	1,932,046	1,542,829

Depreciation expense amounted to Rs. 429,672, Rs. 574,867 and Rs. 474,261 for the years ended March 31, 2001, 2002 and 2003 respectively.

During the year, the Company identified certain assets whose carrying amounts are not recoverable. The Company assessed recoverability under SFAS No. 144 and recorded asset impairment charges totaling to Rs.125,818. These charges include the write-off of assets under development of Rs. 87,500 and write-off of computer software costs of Rs. 29,178 and other assets of Rs. 8,836.

13     Goodwill and other intangible assets, net

Goodwill and other intangible assets consist of:

	As at March 31,

	2002	2003
	Rs	Rs

Goodwill
Acquisition of IndiaWorld	5,005,107	5,005,107
Acquisition of India Plaza	444,585	444,585
Acquisition of Kheladi	27,983	14,595
Other	2,775	2,775
Technical know-how	87,433	90,313
Portals and web content	97,630	98,030
Employment contracts	37,500	37,500
Customer contract	137,873	164,873

Total	5,840,886	5,857,778
Less: Accumulated amortization and impairment	5,499,707	5,690,795

	341,179	166,983

Amortisation/Impairment of goodwill during the years ended March 31, 2001 and 2002 was Rs 931,967 and Rs 4,420,644. The Company has stopped amortising goodwill pursuant to SFAS No. 142 and has not recognised any impairment of goodwill during the year.

Amortization of other intangible assets during the years ended March 31, 2001, 2002 and 2003 is Rs. 5,889, Rs. 29,337 and Rs. 69,907 respectively. During the year the Company assessed the carrying value of intangible assets in the books and recorded an impairment charge of Rs. 121,181.

The Company has adopted the provisions of SFAS No. 141 and 142, and has accordingly assessed the remaining useful lives of identified intangibles with definite useful lives and provides for amortization over the determined useful life of the asset. The Company does not have any intangible assets with indefinite useful life.

At March 31, 2003, the Company’s goodwill and other intangible assets amounted to Rs. 27,983 and Rs. 152,562 respectively.

Acquired and amortized intangible assets		As at March 31, 2003
	Weighted	Gross	Accumulated
	average life	carrying amount	amortization/Impairment
Technical know how fees	4.89	90,313	34,494
Portals and web content	5.00	98,030	46,138
Employment contracts	5.00	37,500	12,900
Customer contracts and others	3.00	164,874	144,623
Total		390,717	238,155

Estimated amortization expense

For the year ended
March 31,
2004	54,963
2005	52,830
2006	36,381
2007	8,020
2008	20

As required by SFAS No. 142, the Company identified its reporting units and assigned assets and liabilities, including goodwill to the reporting units on the date of adoption. Subsequently, the Company compared the fair value of the reporting unit to its carrying value, to determine whether goodwill is impaired at the date of adoption. Subsequent to the adoption of SFAS No. 142, the Company does not amortize goodwill, but will instead test for impairment at least annually. The following table discloses what reported net loss from operations and loss per share would have been in all prior periods presented excluding amortization of goodwill.

	2001		2002
	Rs		Rs

Reported net loss	Rs	(2,509,030)	(7,202,517)
Add: Goodwill amortization		931,967	292,964
Add: APB 18 Goodwill		201,332	75,210
Adjusted net loss		(1,375,731)	(6,834,343)
Reported net loss per share		(109.79)	(310.50)
Add: Goodwill amortization		40.78	12.63
Add: APB 18 Goodwill		8.81	3.24
Adjusted net loss per share		(60.20)	(294.63)

There is no goodwill associated with discontinued operations and no extraordinary items.

14     Other assets

Other assets consist of:

	As at March 31,

	2002	2003
	Rs	Rs

Deposits	109,582	96,138
Staff advances recoverable after one year	29,570	4,711
Tax deposits	49,743	75,343

	188,895	176,192

15        Deferred revenue

Deferred revenue includes the amount of unearned income which were invoiced as at the end of the period for the following segments :

Corporate network / Data services relates to the connectivity / hosting charges which were invoiced and unearned as at the end of the period;

Internet access services and online portal services relates to the Internet access charges and the advertisement charges which were invoiced and unearned as at the end of the period;

Other services relates to the educational charges and digital certification charges which were invoiced for which the term was not completed and remain unearned as at the end of the period.

The breakups of deferred revenue for these segments are :

	As at March 31,

	2002	2003
	Rs	Rs

Corporate network / Data services	52,303	107,598
Internet access services	81,408	168,359
Online portal services	2,997	927
Other services	7,811	12,413

	144,519	289,297

16     Leases

The gross amounts and related accumulated depreciation recorded for assets acquired under capital leases are as follows:

	As at March 31,

	2002	2003
	Rs	Rs

Vehicles	14,484	16,689
Less: Accumulated depreciation	4,659	7,263

	9,825	9,426

The following is a schedule of future minimum capital lease commitments as at March 31, 2003:

Due for the year ended March 31,	Rs
2004	3,795
2005	2,605
2006	653

Total minimum lease payments	7,053
Less: Interest	804

Present value of net minimum capital leases payments	6,249
Less: Current installments of obligations under capital leases	2,482

Obligations under capital leases, excluding current installments	3,767

17     Accrued Liabilities

Accrued Liabilities consists predominantly of provisions for expenses amounting to Rs. 198,035 and Rs. 194,861 as at March 31, 2002 and 2003 respectively.

18     Other liabilities

Other Liabilities consists predominantly of deposits from sales partners amounting to Rs. 38,667 and Rs. 42,663 as at March 31, 2002 and 2003 respectively.

19     Income tax

The provision for income taxes consists of:

	Year ended March 31,

	2001	2002	2003
	Rs	Rs	Rs

Current	(1,827)	—	(2,856)
Deferred	120	—	—

	(1,707)	—	(2,856)

The reported income tax expense differed from amounts computed by applying the enacted tax rates to income from continuing operations before income taxes as set out below:

	Year ended March 31,

	2001		2002	2003
	Rs		Rs	Rs

Net loss from continuing operations before taxes	Rs	(2,691,041)	(7,158,265)	(1,329,388)
Enacted tax rates in India		39.55%	35.70%	36.75%

Computed expected tax expense / (benefit)		(1,064,307)	(2,555,501)	(488,550)
Permanent differences:
Amortization/Impairment		368,792	1,600,545	31,692
Others		34,129	9,266	49,904
Change in valuation allowance		665,523	860,921	405,079
Other		3,039	6,599	54,462
Effect of tax rate change		(5,469)	78,170	(49,731)

Total income tax (benefit)/expense		1,707	—	2,856

The reported income tax expense differed from amounts computed by applying the enacted tax rates to income from discontinued operations before income taxes as set out below:

	Year ended March 31,

	2001	2002	2003
	Rs	Rs	Rs

Net gain/(loss) from discontinued operations before taxes	172,581	(44,252)	—
Enacted tax rates in India	39.55%	35.7%	—

Computed expected tax expense	68,256	(15,799)	—
Valuation allowance	(68,256)	15,799

Total income tax (benefit)/expense	—	—	—

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

Significant components of deferred tax assets and liabilities included in the balance sheet are as follows:

	As at March 31,

	2002	2003
	Rs	Rs

Deferred tax assets:
Operating loss carry forwards	989,192	1,440,918
Provision for accounts receivable and advances	115,665	60,960
Property, plant and equipment and intangibles	777	800
Accrual and expenses currently not allowed for tax purposes	50,079	42,487
Provision for valuation of closing stock	7,457	—
Investments in affiliates	528,001	554,074

Total gross deferred tax assets	1,691,171	2,099,239

Less: valuation allowance	(1,679,730)	(2,084,809)

Total deferred tax assets	11,441	14,430

	As at March 31,

	2002	2003
	Rs	Rs

Deferred tax liabilities:
Property, plant and equipment	13,658	4,425
Investments	736	1,028
Intangibles acquired	13,388	8,977
Other	(2,953)	—

Total deferred tax liabilities	24,829	14,430

Net deferred tax liability	13,388	—

20	Stockholders’ equity

The Company has only one class of capital stock referred to as equity shares. All references in these financial statements to the number of shares, per share amounts and market prices of the company’s equity shares have been retroactively restated to reflect stock splits made by the company.

Effective September 24, 2002, one ADS represented one equity share. The Company’s 1-for-4 ADS reverse ratio change on September 24, 2002 does not have any effect on our equity shares or per equity share amounts, as the underlying shares representing ADS’s were unchanged.

21	Common Stock

Effective October 7, 2002, Sify entered into definitive agreements with two investors in connection with a $20 million equity investment in Sify. Under the agreements, (1) Softbank Asia Infrastructure Fund (SAIF) will purchase approximately 7.56 million newly issued ADS’s for $13.0 million, or $1.72 per ADS, (2) VentureTech Solutions Private Ltd. (VentureTech) has purchased approximately 2.03 million newly issued equity shares for the Indian Rupee equivalent of $3.5 million, or $1.72 per equity share, and (3) VentureTech will be obligated to purchase an additional approximately 2.03 million newly issued equity shares for the Indian Rupee equivalent of $3.5 million, or $1.72 per equity share, prior to May 1, 2003. The parties entered into a Shareholders Agreement dated October 7, 2002 (effective on closure of the transaction namely, December 17, 2002) providing for, among other things two nominees each on a Board of Directors comprising nine directors and consent rights with respect to specified corporate transactions.

On December 16, 2002, the US$ 13.0 million investment by SAIF and the first tranche investment of US$3.5 million by VentureTech were completed. The transactions was approved by Sify’s stockholders at the Extraordinary General Meeting on 9th December 2002. An aggregate of 7,558,140 ADS were issued to SAIF and an aggregate of 2,034,884 equity shares were issued to VentureTech. The securities issued to SAIF have been registered under the Securities Act of 1933 as securities sold to non-U.S. persons in a private placement. The common stock was issued on December 16, 2002.

Upon completion of these transactions, the number of Sify’s outstanding equity shares has increased from 23.3 million to 32.8 million and the interest of Satyam Computer Services in our company has reduced to approximately 37%.

On completion of the additional investment by VentureTech and pursuant to the purchase of shares from Sterling Commerce by VentureTech , interest of SAIF, VentureTech and Satyam Computer Services will be 21.7%, 13.1% and 35.0% respectively.

Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. One ADS represents one underlying equity share.

Shareholding agreement

The Company, Satyam Computers Services Limited and South Asia Regional Fund entered into an agreement ceding certain rights of consultation / ascent to South Asia Regional Fund on February 5, 1999 as amended on September 14, 1999. Most of these rights ceased consequent to the amendment to the Articles of Association in December 2002.

The Company, Satyam Computers Services Limited, SAIF Investment Company Limited and Venture Tech entered into a subscription agreement dated October 7, 2002 and entered into an investor rights agreement dated October 7, 2002 reserving certain rights of consultation and veto for SAIF Investment Company Limited and Venture Tech.

Dividends

Should the Company declare and pay dividends, such dividends will be paid in Indian Rupees. Indian law mandates that any dividend be declared out of distributable profits only after the transfer of a specified percentage of net income computed in accordance with current regulations to a general reserve. Moreover, the remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

Liquidation

In the event of liquidation of the Company, the holders of common stock shall be entitled to receive any of the remaining assets of the Company, after distribution of all preferential amounts. The amounts will be in proportion to the number of equity shares held by the stockholders.

Stock Options

There are no voting, dividend or liquidation rights to the holders of warrants issued under the company’s stock option plan.

22	Other income, net

	For the year ended March 31,

	2001	2002	2003
Other income consists of:	Rs	Rs	Rs

Interest expense	(11,766)	(4,780)	(1,240)
Other finance charges	(4,707)	(14,506)	(8,519)
Interest income	246,179	49,540	31,999
Others	12,662	2,457	30,708

Other (expense)/income, net	242,368	32,711	52,948

23	Executive employment arrangements

Sify has entered into Executive Employment Agreements (the agreements) with certain senior executive employees on February 20, 2002.

Under these agreements, in the event of termination of employment under certain circumstances (all within the control of the Company), severance benefits are payable to these senior executives. The maximum severance benefit so payable in the event of all such senior executives leaving under the specified circumstances is Rs. 16,237. This contractual obligation would expire on 17th December 2003 (one year after change of control).

These senior executives were provided loans totaling Rs. 61,500 repayable with interest after two years in fiscal 2001 and 2002. In certain circumstances (including change of control death, specified terminations, or after the expiry of a two year period) the Company agreed to pay an incentive to these executives equal to the amount of the loan less the value of in the money stock options granted to them earlier which together with the value of certain stock options would be sufficient. This would enable the executive to repay the loan and interest. The Company was providing for the incentive obligation in its accounts over the period from the date of disbursement to the contracted date of repayment. However, in the quarter ended 31st December 2002, consequent to a change of control event, the entire unamortized portion of the loan was amortized.

As of 31st March 2002, these incentive obligations of Rs. 61,500 have been fully provided for.

In addition, due to the modification in the terms of the stock options, these options are accounted in accordance with Emerging Issue Task Force publication (EITF Issue) 00-23, as a variable plan. The Company has not incurred any additional compensation charge under variable accounting, as the exercise price has been higher than the market price.

24	Employee Benefit Plan

The following table sets out the funded status of the Gratuity Plan and the amounts recognized in Sify’s balance sheet.

	As of March 31,

	2002	2003
	Rs	Rs

Change in projected benefit obligation
Projected benefit obligation at the beginning of the year	5,898	8,782
Service cost	5,545	3,876
Interest cost	531	789
Divestiture	(2,508)	—
Actuarial (gain)/loss	(607)	(1,606)
Benefits paid	(77)	(182)

Projected benefit obligation at the end of the year	8,782	11,659
Change in plan assets
Fair value of plan assets at the beginning of the year	1,729	3,309
Actual return on plan assets	296	66
Employer contributions	1,361	527
Benefits paid from plan assets	(77)	(182)

Fair value of plan assets at the end of the year	3,309	3,720
Funded status of the plans	5,474	7,939
Unrecognized transition obligation (asset)	—	—
Unrecognized prior service cost (benefit)	—	—
Unrecognized net actuarial gain/(loss)	560	1,912

Accrued benefit cost	6,034	9,851

	For the year ended March 31,

	2001		2002		2003
	Rs		Rs		Rs

The components of net gratuity costs are reflected below:
Service cost	Rs	3,844	Rs	5,545	Rs	3,876
Interest cost		182		531		789
Expected returns on plan assets		(140)		(227)		(320)
Amortization		—		—		—

Net gratuity costs		3,886		5,849		4,345

Principal actuarial assumptions:
Discount rate		11%		9%		8%
Long-term rate of compensation increase		10%		8%		7%
Rate of return on plan assets		11%		9%		7.5%

Provident fund

Sify contributed Rs. 11,675, Rs.19,797 and Rs.17,902 towards the Provident fund during the years ended March 31, 2001, 2002 and 2003 respectively.

25	Related Party Transactions

The Company has entered into transactions with the following related parties:

•	Satyam Computer Services Limited (formerly the parent company) where Sify provides connectivity services and software development services for certain e-learning projects.

•	Affiliated companies

•	Employees of the Company

Given below is an analysis of transactions with Satyam Computer Services Limited:

	As at March 31,

	2001	2002	2003
	Rs	Rs	Rs

Due (to)/from Satyam Computer Services Limited at the beginning of the year	(17,115)	12,926	8,137
Allocation of facilities costs	(17,954)	(485)	—
Sale of e-business division	—	332,500	—
Expenses incurred on behalf of the Company	(47,019)	(136,230)	(2,897)
Capital expenses incurred on behalf of the Company	(27,541)	(4,015)	(9,713)
Purchases from Satyam Computer Services Limited	(2,381)	(19,061)	—
Sales to Satyam Computer Services Limited	83,550	302,521	34,345
Collections from Satyam Computer Services Limited		(480,019)	(13,856)
Payment to Satyam Computer Services Limited	41,386	—	—

Due (to) / from Satyam Computer Services Limited	12,926	8,137	16,016

The following is a summary of significant transactions with other related parties:

	Year ended March 31,

	2001	2002	2003
	Rs	Rs	Rs

Sales to affiliates	22,405	52,847	4,194
Interest on convertible notes	—	2,245	1,066

The Company has the following amounts due from related parties:

	Year ended March 31,

	2002	2003
	Rs	Rs

Affiliates
Against loans	74,561	22,951
Others	5,684	—
Employee loans	68,245	5,692

The estimated fair value amounts of other employee loans were Rs. 66,908 and ps. 4,217 as on March 31, 2002 and March 31, 2003 respectively. These amounts are determined using available market information and appropriate valuation methodologies. Considerable judgement is required to develop the estimates of fair value. Thus, the estimates provided herein are not necessarily indicative of the amounts the Company could realise in the market.

Repayable in the year ending March 31:

Rs
2004	982
2005	726
2006	550
2007	544
2008	544
Thereafter	2,346

26	Stock-based compensation plans

In fiscal 1999, the Company established the Employee Stock Offer Plan (ESOP), which provides for the issuance of 825,000 warrants to eligible employees. The warrants were issued to an employee welfare trust (the Trust) at Re 1 each on September 28, 1999. The Trust holds the warrants and transfers them to eligible employees over a period of three years. The warrants, which are to be transferred to eligible employees at Re 1 each, entitles the holder to purchase one equity share at an exercise price determined by the Compensation Committee. The warrants and the equity shares received upon the exercise of warrants are subject to progressive vesting over a three-year period from the date of issue of warrants to employees. Deferred compensation is recorded in the event that the exercise price of the warrant is determined to be less than the fair market value of the underlying shares on the date of the grant. Deferred compensation is amortized over the vesting period of the warrants. The warrants allotted and the underlying equity shares are not subject to any repurchase obligations by the Company. As discussed in Note 23 the terms of certain stock options have been modified; these options are accounted in accordance with EITF Issue 00-23, as a variable plan. The Company has not incurred any additional compensation charge under variable accounting, as the exercise price has been higher than the market price.

The following table summarizes the stock option plan activity:

		Weighted average
		exercise price
	Number of shares	Rs

For the year ended March 31, 2001
Balance at the beginning of the year	312,460	2,338
Granted	342,800	2,821
Exercised	200	350
Forfeited / Expired	90,040	2,409
Balance at the end of the year	565,020	2,621

		Weighted average
		exercise price
	Number of shares	Rs

Exercisable at the end of the year	43,073	2,338
Weighted average fair value on grant date		511.22

		Weighted average
		exercise price
	Number of shares	Rs

For the year ended March 31, 2002
Balance at the beginning of the year	565,020	2,621
Granted	276,360	174
Exercised	—	—
Forfeited / Expired	257,540	2,504
Balance at the end of the year	583,840	1,515
Exercisable at the end of the year	102,633	2,385
Weighted average fair value on grant date		343.27

		Weighted average
		Exercise price
	Number of shares	Rs

For the year ended March 31, 2003
Balance at the beginning of the year	583,840	1,515
Granted	15,480	50
Exercised	—	—
Forfeited / Expired	208,760	1,671
Balance at the end of the year	390,560	1,359
Exercisable at the end of the year	177,393	2,002
Weighted average fair value on grant date		34.41

The following table summarizes information about fixed price options outstanding at March 31, 2003:

		Weighted average	Weighted average		Weighted average
	Number outstanding	exercise price	remaining	Number exercisable	exercise price
Range of exercise price	at March 31, 2003	Rs	contractual life	at March 31, 2003	Rs
Rs.49 – Rs.50	15,000	50	2.53	—	—
Rs.169 – Rs.376	224,040	172	1.57	74,680	172
Rs.724 – Rs.973	17,100	882	0.74	11,400	882
Rs.1,879 – Rs.3,809	129,320	3,345	0.24	86,213	3,345
Rs.5,892 – Rs.8,603	5,100	8,603	—	5,100	8,603

Rs.49 – Rs.8,603	390,560	1,359	—	177,393	2,002

27	Commitments and contingencies

The Company has outstanding performance guarantees for various statutory purposes totaling Rs 135,855 and Rs. 174,622 as of March 31, 2002 and 2003, respectively. These guarantees are generally provided to governmental agencies.

28	Products and services

Breakup of revenues and cost of revenues against products and services are as follows :

	Year ended March 31,

	2001		2002	2003
	Rs		Rs	Rs

Revenue
Products		204,995	204,472	215,559
Services		1,020,486	1,370,016	1,778,641

		1,225,481	1,577,488	1,994,200
Cost of revenues (excluding depreciation and amortization)
Products		174,346	172,870	193,711
Services		1,002,760	1,019,801	1,070,390

	Rs.	1,177,106	1,192,671	1,264,101

29	Segment reporting

SFAS No 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas and major customers. The Company’s operations predominantly relate to connectivity to enterprises and providing Internet access to retail subscribers (both home access and public access). The Company also operates a portal, “Sify.com”, that provides a variety of India-related content to audiences both in India and abroad, and which generates revenue from advertisements and other value added services. The Company also has subsidiaries to exploit other opportunities provided by the Internet in e-learning, business to business marketplaces, digital signatures and Internet security.

The primary operating segments of the Company include:

•	Corporate network/data services, which provides private network services, messaging services and web hosting to businesses;

•	Internet access services; and

•	Online portals services and content offerings

•	Other services such as development of e-learning software

The chief operating decision maker (CODM) evaluates the Company’s performance and allocates resources to various strategic business units that are identified based on the products and services that they offer and on the basis of the market catered to. The measure of loss reviewed by the CODM during fiscal 2002 and 2001 was “Earnings/loss before interest, taxes, depreciation and amortization.”

Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Bandwidth costs, which form a significant part of the total expenses, are allocated primarily between the corporate network/data services and Internet access service businesses as follows:

Bandwidth costs in Sify are of three kinds: Last mile, Inter city and International. Last mile is directly identifiable to the segment. Inter city bandwidth is allocated based on the number of subscribers or iWay cafes at “non-gateway” points and the bandwidth sold to and used by business enterprises (determined using packet shapers). International bandwidth is allocated amongst user population based on ports used and estimates of bandwidth per port for retail consumers and bandwidth sold and peak bandwidth used for corporate consumers. The Company believes that the resulting allocations are reasonable.

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

The Company’s operating segment information for the years ended March 31, 2003, 2002 and 2001 are presented below:

	Year ended March 31, 2003 (all in Rupees)

	Corporate Network /	Internet Access	Online Portal	Other	Continuing
	Data Services	Services	Services	Services	operations
Revenues	997,976	674,370	164,867	156,987	1,994,200
Operating expenses	(677,108)	(933,751)	(211,732)	(106,079)	(1,928,670)
Equity in loss of affiliates	—	—	(35,884)	—	(35,884)
Minority interest	—	1,967	272	—	2,239

Segment operating income / (loss)	320,868	(257,414)	(82,477)	50,908	31,885
Corporate expenses					(573,918)
Foreign exchange gain					(18)
Other income / (expense), net					22,190
Impairment of investments in affiliates					(14,805)
Impairment of assets					(246,999)
Profit from sale of business					24,628
Depreciation and amortization					(600,256)
Interest income net					30,758
Income taxes					(2,856)

Net (loss)/ profit					(1,329,388)

	Year ended March 31, 2002 (all in Rupees)

	Corporate Network /	Internet Access	Online Portal	Other	Continuing	Discontinued
	Data Services	Services	Services	Services	operations	operations
Revenues	782,749	515,960	207,105	71,674	1,577,488	340,718
Operating expenses	(558,538)	(1,067,927)	(279,817)	(125,213)	(2,031,495)	(384,365)
Equity in loss of affiliates	—	—	(81,867)	—	(81,867)	—
Minority interest	—	16,650	411	867	17,928	—

Segment operating income / (loss)	224,211	(535,317)	(154,168)	(52,672)	(517,946)	(43,647)
Corporate expenses					(538,360)	—
Foreign exchange gain					44,520	—
Other income / (expense), net					2,457	(16)
Impairment of goodwill					(4,127,680)	—
Impairment of investments in affiliates					(1,089,871)	—
Depreciation and amortization					(961,639)	(81,710)
Interest income					30,254	—
Profit on sale of discontinued operation					—	81,121

Net (loss)/ profit					(7,158,265)	(44,252)

	Year ended March 31, 2001 (all in Rupees)

	Corporate Network /	Internet Access	Online Portal	Other	Continuing	Discontinued
	Data Services	Services	Services	Services	operations	operations
Revenues	593,310	469,705	144,417	18,049	1,225,481	561,595
Operating expenses	(503,364)	(1,009,793)	(470,621)	(173,427)	(2,157,205)	(334,788)
Equity in loss of affiliates	—	—	(93,208)	—	(93,208)	—
Minority interest	—	8,519	2,618	—	11,137	—

Segment operating income / (loss)	89,946	(531,569)	(416,794)	(155,378)	(1,013,795)	226,807
Corporate expenses					(486,956)	—
Foreign exchange gain					162,136	—
Other income / (expense), net					7,955	—
Depreciation and amortization					(1,583,657)	(54,226)
Interest income					234,413	—
Income taxes					(1,707)

Net loss					(2,681,611)	172,581

30	Legal proceedings

          Sify and certain of its officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in Sify’s initial public offering of American Depositary Shares as defendants. This class action is brought on behalf of a purported class of purchasers of Sify’s ADS’s from the time of Sify’s IPO in October 1999 through December 2000. The central allegation in this action is that the underwriters in Sify’s IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased Sify’s ADSs in the IPO and the aftermarket. The complaint also alleges that Sify violated the United States federal securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits. In July 2002, an omnibus motion to dismiss all complaints against issuers and individual defendants affiliated with issuers was filed by the entire group of issuer defendants in these similar actions. In October 2002, the Company’s executive officers who were named as defendants in this action were dismissed from the action without prejudice. In February 2003, the court in this action issued its decision on defendants’ omnibus motion to dismiss. This decision denied the motion to dismiss the Section 11 claim as to the Company and virtually all of the other issuer defendants. The decision also denied the motion to dismiss the Section 10(b) claim as to numerous issuer defendants, including the Company. Although Sify is unable to estimate the range of loss that is reasonably possible, Sify believes that it has meritorious defenses and intends to defend this action vigorously. However, Sify could be forced to incur material expenses in the litigation, and in the event there is an adverse outcome, Sify’s business could be harmed.

          Sify’s subsidiary IndiaWorld Communications was involved in litigation in the United States relating to the IndiaWorld trademark which dispute was settled during the quarter ended December 31, 2002 without any liability to Sify or IndiaWorld Communications.

          The charges for international gateways and other services presently being provided by VSNL were the subject of a dispute pending before the Telecom Regulatory Authority of India (“TRAI”) and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including Sify, represented by the Internet Service Providers Association of India (“ISPAI”). VSNL has priced these services at levels which Sify believes are inconsistent with the terms and conditions on which VSNL has secured the bandwidth for its international gateways. The Telecom Disputes Settlement and Appellate Tribunal remanded the matter back to the TRAI which decided against the ISPAI. The ISPAI has not yet decided on a further course of action. Sify is currently paying for bandwidth from VSNL at the higher rates.

          Sify is party to additional legal actions arising in the ordinary course of business. Based on information available as of March 31, 2003 Sify believes that it has adequate legal defenses or insurance coverage for these actions and that the ultimate outcome of these actions will not have a material adverse effect on Sify.

Item 19. Exhibits

Number	Description

1.1	Articles of Association of Sify Limited. (1)

1.2	Amendment to Articles of Association. (11)

1.3	Memorandum of Association of Sify Limited. (1)

1.4	Amendment of Memorandum of Association. (11)

2.1	Share Subscription and Shareholders’ Agreement, dated as of February 5, 1999 by and among Sify Limited, Satyam Computer Services Limited, South Asia Regional Fund and Mr. B. Ramalinga Raju. (1)

2.2	Amendment No. 1 to Share Subscription and Shareholders’ Agreement, dated as of September 14, 1999, by and among Sify Limited, Satyam Computer Services limited, South Asia Regional Fund and Mr. Ramalinga Raju. (1)

2.3	Deposit Agreement, dated as of October 18, 1999, among Sify Limited, Citibank, N.A. and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depositary Receipt). (5)

2.4	Amendment No. 1 to Deposit Agreement among Sify Limited, Citibank, N.A. and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (5)

2.5	Amendment No. 2 to Deposit Agreement among Sify Limited, Citibank, N.A. and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (10)

2.6	Letter Agreement, dated as of September 4, 1999, by and between Sify Limited and Sterling Commerce, Inc. (1)

2.7	Stockholders Agreement, dated as of September 14, 1999, by and among Sify Limited, Sterling Commerce, Inc. and Satyam Computer Services Limited. (1)

2.8	Registration Rights Agreement, dated as of September 14, 1999, by and among Sify Limited, Sterling Commerce, Inc. and South Asia Regional Fund. (1)

2.9	Registration Rights Agreement dated as of October 7, 2002 by and between Sify Limited and SAIF Investment Company Limited. (9)

2.10	Subscription Agreement dated as of October 7, 2002 by and between Sify Limited and SAIF Investment Company Limited. (9)

2.11	Subscription Agreement dated as of October 7, 2002 by and between Sify Limited and VentureTech Solutions Private Limited. (9)

2.12	Investor Rights Agreement dated as of October 7, 2002 by and among Sify Limited, SAIF Investment Company Limited, VentureTech Solutions Private Limited and Satyam Computer Services Limited.(9)

4.1	Associate Stock Option Plan (including Deed of Trust). (3)

4.2	Form of Indemnification Agreement. (3)

4.3	License Agreement for Provision of Internet Service, including Internet Telephony dated as of April 1, 2002 by and between Sify Limited and the Government of India, Ministry of Communications and Information Technology, Department of Telecommunications, Telecom Commission. (11)

4.4	Bank Guarantee, dated as of November 4, 1998. (1)

4.5	UUNet Technologies Strategic Alliance Agreement, dated as of April 18, 1997, by and between Sify Limited and UUNet Technologies. (3)

4.6	CompuServe Network Services Strategic Alliance Agreement, dated as of April 18, 1997, by and between Sify Limited and CompuServe Incorporated. (3)

4.7	User Agreement, effective as of April 1, 1999 by and between Sify Limited and Satyam Computer Services Limited. (1)

4.8	Share Purchase Agreement, dated November 29, 1999, by and among Sify Limited, Indiaworld Communications Private Limited, Mr. Rajesh Jain and the other shareholders of Indiaworld Communications Private Limited listed on the signature pages thereto. (4)

Number	Description

4.9	Agreement for Option to Purchase Shares, dated November 29, 1999, by and among Sify Limited, Indiaworld Communications Private Limited, Mr. Rajesh Jain and the other shareholders of Indiaworld Communications Private Limited listed on the signature paged thereto. (4)

4.10	Share Purchase Agreement, dated as of June 30, 2000, by and among Rajesh Jain, Bhavana R. Jain, C.M. Jain Impex and Investments Private Limited, Sify Limited and Indiaworld Communications Private Limited. (7)

4.11	Agreement for the Sale of Shares in CricInfo Limited by and between Indigo Holdings Limited and Sify Limited. (8)

4.12	Subscription Agreement by and among CricInfo Limited, Sify Limited and the Senior Management. (8)

4.13	Agreed Form of Shareholders Agreement by and among CricInfo Limited, Sify Limited and the Non-SIL Shareholders. (8)

4.14	Letter Agreement between Sify Limited and Indigo Holdings Limited. (8)

4.15	Letter Agreement, dated May 17, 2002, between Sify Limited and CricInfo Limited. (11)

4.16	Executive Employment Agreement, dated February 20, 2002, by and between Sify Limited and R. Ramaraj. (11)

4.17	Executive Employment Agreement, dated February 20, 2002, by and between Sify Limited and George Zacharias. (11)

4.18	Executive Employment Agreement, dated February 20, 2002, by and between Sify Limited and T.R. Santhanakrishnan. (11)

4.19	Business Transfer Agreement, dated March 2002, between Sify Limited and Satyam Computer Services Limited. (11)

4.20	Executive Employment Agreement, dated February 20, 2002, between Sify Limited and Ajit Abraham. (11)

4.21	Executive Employment Agreement, dated February 20, 2002, between Sify Limited and Rahul Swarup. (11)

4.22	Executive Employment Agreement, dated February 20, 2002, between Sify Limited and Rustom Irani. (11)

8.1	List of Subsidiaries.

23.1	Consent of KPMG

99.1	Certification of Chief Executive Officer

99.2	Certification of Chief Financial Officer

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

          (9)     Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 25, 2002 and incorporated herein by reference.

        (10)     Previously filed as an exhibit to the Registration Statement on Form S-8 (File No. 333-101322) filed with Commission on November 20, 2002 and incorporated herein by reference.

        (11)     Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on July 1, 2002 and incorporated herein by reference.

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and authorized the undersigned to sign this annual report on its behalf.

SIFY LIMITED

By:	/s/ R. Ramaraj

Name:	R. Ramaraj
Title:	Chief Executive Officer

By:	/s/ T.R. Santhanakrishnan

Name:	T.R. Santhanakrishnan
Title:	Chief Financial Officer

Date: June 30, 2003

CHIEF EXECUTIVE OFFICER CERTIFICATION

     I, R. Ramaraj, Chief Executive Officer and Managing Director of Sify Limited, certify that:

1.	I have reviewed this Annual Report on Form 20-F of Sify Limited;

2.	Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3.	Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the “Evaluation Date”); and

c)	presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’ board of directors (and persons performing the equivalent functions):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and Report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls, and

6.	The registrant’s other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

June 30, 2003	/s/ R. Ramaraj

R Ramaraj Chief Executive Officer and Managing Director

CHIEF FINANCIAL OFFICER CERTIFICATION

     I, T.R. Santhanakrishnan, Chief Financial Officer of Sify Limited, certify that:

1.	I have reviewed this Annual Report on Form 20-F of Sify Limited;

2.	Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3.	Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures ( as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the “Evaluation Date”); and

c.	presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’ board of directors (and persons performing the equivalent functions):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and Report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls, and

6.	The registrant’s other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003	/s/ T.R. Santhanakrishnan

T.R. Santhanakrishnan Chief Financial Officer

Exhibit Index

Number	Description

1.1	Articles of Association of Sify Limited. (1)

1.2	Amendment to Articles of Association. (11)

1.3	Memorandum of Association of Sify Limited. (1)

1.4	Amendment of Memorandum of Association. (11)

2.1	Share Subscription and Shareholders’ Agreement, dated as of February 5, 1999 by and among Sify Limited, Satyam Computer Services Limited, South Asia Regional Fund and Mr. B. Ramalinga Raju. (1)

2.2	Amendment No. 1 to Share Subscription and Shareholders’ Agreement, dated as of September 14, 1999, by and among Sify Limited, Satyam Computer Services limited, South Asia Regional Fund and Mr. Ramalinga Raju. (1)

2.3	Deposit Agreement, dated as of October 18, 1999, among Sify Limited, Citibank, N.A. and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depositary Receipt). (5)

2.4	Amendment No. 1 to Deposit Agreement among Sify Limited, Citibank, N.A. and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (5)

2.5	Amendment No. 2 to Deposit Agreement among Sify Limited, Citibank, N.A. and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (10)

2.6	Letter Agreement, dated as of September 4, 1999, by and between Sify Limited and Sterling Commerce, Inc. (1)

2.7	Stockholders Agreement, dated as of September 14, 1999, by and among Sify Limited, Sterling Commerce, Inc. and Satyam Computer Services Limited. (1)

2.8	Registration Rights Agreement, dated as of September 14, 1999, by and among Sify Limited, Sterling Commerce, Inc. and South Asia Regional Fund. (1)

2.9	Registration Rights Agreement dated as of October 7, 2002 by and between Sify Limited and SAIF Investment Company Limited. (9)

2.10	Subscription Agreement dated as of October 7, 2002 by and between Sify Limited and SAIF Investment Company Limited. (9)

2.11	Subscription Agreement dated as of October 7, 2002 by and between Sify Limited and VentureTech Solutions Private Limited. (9)

2.12	Investor Rights Agreement dated as of October 7, 2002 by and among Sify Limited, SAIF Investment Company Limited, VentureTech Solutions Private Limited and Satyam Computer Services Limited.(9)

4.1	Associate Stock Option Plan (including Deed of Trust). (3)

4.2	Form of Indemnification Agreement. (3)

4.3	License Agreement for Provision of Internet Service, including Internet Telephony dated as of April 1, 2002 by and between Sify Limited and the Government of India, Ministry of Communications and Information Technology, Department of Telecommunications, Telecom Commission. (11)

4.4	Bank Guarantee, dated as of November 4, 1998. (1)

4.5	UUNet Technologies Strategic Alliance Agreement, dated as of April 18, 1997, by and between Sify Limited and UUNet Technologies. (3)

4.6	CompuServe Network Services Strategic Alliance Agreement, dated as of April 18, 1997, by and between Sify Limited and CompuServe Incorporated. (3)

4.7	User Agreement, effective as of April 1, 1999 by and between Sify Limited and Satyam Computer Services Limited. (1)

4.8	Share Purchase Agreement, dated November 29, 1999, by and among Sify Limited, Indiaworld Communications Private Limited, Mr. Rajesh Jain and the other shareholders of Indiaworld Communications Private Limited listed on the signature pages thereto. (4)

Number	Description

4.9	Agreement for Option to Purchase Shares, dated November 29, 1999, by and among Sify Limited, Indiaworld Communications Private Limited, Mr. Rajesh Jain and the other shareholders of Indiaworld Communications Private Limited listed on the signature paged thereto. (4)

4.10	Share Purchase Agreement, dated as of June 30, 2000, by and among Rajesh Jain, Bhavana R. Jain, C.M. Jain Impex and Investments Private Limited, Sify Limited and Indiaworld Communications Private Limited. (7)

4.11	Agreement for the Sale of Shares in CricInfo Limited by and between Indigo Holdings Limited and Sify Limited. (8)

4.12	Subscription Agreement by and among CricInfo Limited, Sify Limited and the Senior Management. (8)

4.13	Agreed Form of Shareholders Agreement by and among CricInfo Limited, Sify Limited and the Non-SIL Shareholders. (8)

4.14	Letter Agreement between Sify Limited and Indigo Holdings Limited. (8)

4.15	Letter Agreement, dated May 17, 2002, between Sify Limited and CricInfo Limited. (11)

4.16	Executive Employment Agreement, dated February 20, 2002, by and between Sify Limited and R. Ramaraj. (11)

4.17	Executive Employment Agreement, dated February 20, 2002, by and between Sify Limited and George Zacharias. (11)

4.18	Executive Employment Agreement, dated February 20, 2002, by and between Sify Limited and T.R. Santhanakrishnan. (11)

4.19	Business Transfer Agreement, dated March 2002, between Sify Limited and Satyam Computer Services Limited. (11)

4.20	Executive Employment Agreement, dated February 20, 2002, between Sify Limited and Ajit Abraham. (11)

4.21	Executive Employment Agreement, dated February 20, 2002, between Sify Limited and Rahul Swarup. (11)

4.22	Executive Employment Agreement, dated February 20, 2002, between Sify Limited and Rustom Irani. (11)

8.1	List of Subsidiaries.

23.1	Consent of KPMG

99.1	Certification of Chief Executive Officer

99.2	Certification of Chief Financial Officer

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

          (9)     Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 25, 2002 and incorporated herein by reference.

        (10)     Previously filed as an exhibit to the Registration Statement on Form S-8 (File No. 333-101322) filed with Commission on November 20, 2002 and incorporated herein by reference.

        (11)     Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on July 1, 2002 and incorporated herein by reference.