Form 20-F
period 2004-03-31
SIFY LTD
filed 2004-06-29
CIK 1094324

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended March 31, 2004.

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from to

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

     34,900,993 Equity Shares were issued and outstanding as of March 31, 2004

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

     Unless the context otherwise requires, references in this annual report to “we,” “us,” the “company,” “Sify” or “Satyam Infoway” are to Sify Limited, a limited liability company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. Until December 2002, we were a majority-owned subsidiary of Satyam Computer Services Limited, a leading Indian information technology services company which is traded on the New York Stock Exchange and the major Indian stock exchanges. In January 2003, we changed the name of our company from Satyam Infoway Limited to Sify Limited. “Satyam” is a trademark owned by Satyam Computer Services, which has licensed the use of the “Satyam” trademark to us subject to specified conditions. “Sify.com,” “Sify,” “Sify iway,” “SifyOnline,” “SatyamOnline,” “Satyam. Net,” “satyamonline.com” and “Satyam iway” are trademarks used by us for which we have registration applications pending in India. All other trademarks or trade names used in this annual report are the property of their respective owners.

     In this annual report, references to “$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, references to “Rs.,” “rupees” or “Indian rupees” are to the legal currency of India and references to “GBP” are to the legal currency of the United Kingdom. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year.

     For your convenience, this annual report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this annual report, all translations from Indian rupees to U.S. dollars contained in this annual report have been based on the noon buying rate in the City of New York on March 31, 2004, the last business day of March 2004, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on March 31, 2004 was Rs.43.40 per $1.00.

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

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

Selected Financial Data

     You should read the selected consolidated financial data below in conjunction with the consolidated financial statements, the related notes and “Item 5. Operating and Financial Review and Prospects”, all of which are included elsewhere in this Annual Report. The selected consolidated statements of income data for the five years ended March 31, 2004 and the selected consolidated balance sheet data as of March 31, 2000, 2001, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements and related notes, which have been prepared and presented in accordance with U.S. GAAP.

     In addition, the selected consolidated historical financial data presented herein includes transitional disclosures pertaining to adoption of SFAS 142, Goodwill and other Intangible Assets, for the years ended March 31, 2002, 2003, and 2004. The selected consolidated historical financial data includes a presentation of EBITDA from continuing operations. EBITDA from continuing operations represents earnings (loss) from continuing operations before interest, taxes, depreciation and amortization, and gain on sale of discontinued operations. EBITDA is neither an Indian GAAP measure nor a U.S. GAAP measure and should not be considered in isolation or as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. Our presentation below also includes a reconciliation of EBITDA from continuing operations to net loss, which we believe to be the most comparable financial measure under U.S. GAAP. EBITDA from continuing operations is presented because it is a basis upon which our management assesses our financial performance and because we believe some investors find it to be a useful tool for measuring a company’s ability to fund operating obligations and capital expenditure. Investors evaluating our financial performance or analyzing our discounted cash flows based on EBITDA from continuing operations should consider financing activities and non-recurring charges that are not included in the calculation of EBITDA. Our calculation includes significant charges recorded to reflect the impairment of goodwill. Investors should also review carefully “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report for further information regarding the underlying financial performance of our company. While EBITDA is frequently reported by many companies as a supplemental measure of operations, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

	Fiscal year ended March 31
	2000	2001	2002	2003	2004	2004
	Indian Rupees					U.S. Dollars
	(In thousands, except share and per share data)
Statement of Operations Data:
Revenues	618,467	1,200,833	1,493,636	1,862,585	2,517,873	58,016
Initial services charges	—	19,691	66,652	97,270	233,750	5,386
Revenue from related parties	4,258	4,957	17,200	34,345	49,561	1,142
Total Revenue	622,725	1,225,481	1,577,488	1,994,200	2,801,184	64,544
Cost of revenues (excluding depreciation and amortization)	281,431	1,177,106	1,192,671	1,264,101	1,476,714	34,026
Selling, general and administrative expenses (including provision for doubtful receivables and advances, depreciation, impairment of assets and amortization of intangibles)	650,222	1,887,324	1,962,467	2,038,335	1,839,956	42,395
Acquisition expenses	—	—	20,000	—	—	—
Amortization / impairment of goodwill	115,992	931,967	4,420,644	—	—	—
Amortization of deferred stock compensation expense	20,627	61,451	9,686	57,729	27,946	644
Foreign exchange (gain)/loss	(5,414)	(162,136)	(44,520)	18	52,148	1,202
Total operating expenses	1,062,858	3,895,712	7,560,948	3,360,183	3,396,764	78,267
Operating loss	(440,133)	(2,670,231)	(5,983,460)	(1,365,983)	(595,580)	(13,723)
Other (expense)/income, net	71,852	242,368	32,711	52,948	144,147	3,321
Loss before equity in losses of affiliates, income taxes and minority interest	(368,281)	(2,427,863)	(5,950,749)	(1,313,035)	(451,433)	(10,402)
Equity in profits/(losses) of affiliates (including gain on sale of investments in affiliates)	—	(263,178)	(1,225,444)	(26,061)	80,142	1,847
Loss before income taxes and minority interest	(368,281)	(2,691,041)	(7,176,193)	(1,339,096)	(371,291)	(8,555)
Income taxes	1,478	(1,707)	—	(2,856)	(72)	(2)
Minority interest	1,799	11,137	17,928	12,564	79	2
Loss from continuing operations	(365,004)	(2,681,611)	(7,158,265)	(1,329,388)	(371,284)	(8,555)
Discontinued operations
Income / (loss) from discontinued operations (3)	(16,893)	172,581	(125,373)	—	—	—
Profit on sale of discontinued operations, net of direct costs	—	—	81,121	—	—	—
Net loss	(381,897)	(2,509,030)	(7,202,517)	(1,329,388)	(371,284)	(8,555)
Net profit/ (loss) per equity share - continuing operations	(19.68)	(117.34)	(308.59)	(51.15)	(10.76)	(0.25)
Discontinued operations	(0.91)	7.55	(1.91)	—	—	—
Net loss per share (4)	(20.59)	(109.79)	(310.50)	(51.15)	(10.76)	(0.25)
Weighted average equity shares used in computing net loss per equity share	18,545,399	22,852,600	23,196,428	25,988,095	34,519,545	34,519,545

	Fiscal year ended March 31
	2000	2001	2002	2003	2004	2004
	Indian Rupees					U.S. Dollars
	(In thousands, except share and per share data)
Transitional disclosures pertaining to adoption of SFAS 142 Goodwill and other Intangible Assets
Reported net loss	(381,897)	(2,509,030)	(7,202,517)	(1,329,388)	(371,284)	(8,555)
Less: Goodwill amortization	115,992	931,967	292,964	—	—	—
Less: Equity goodwill amortization	—	201,332	75,210	—	—	—
Adjusted net loss	(265,905)	(1,375,731)	(6,834,343)	(1,329,388)	(371,284)	(8,555)
Reported net loss per share	(20.59)	(109.79)	(310.50)	(51.15)	(10.76)	(0.25)
Less: Goodwill amortization	6.25	40.78	12.63	—	—	—
Less: Equity goodwill amortization	—	8.81	3.24	—	—	—
Adjusted net loss per share	(14.34)	(60.20)	(294.63)	(51.15)	(10.76)	(0.25)
Balance Sheet Data:
Cash and cash equivalents	7,284,568	1,414,205	658,111	897,596	1,325,803	30,548
Total assets	10,634,004	11,501,884	4,146,274	3,700,387	3,799,073	87,536
Long-term debt, including current installments	215,537	—	—	—	—	—
Total shareholders’ equity	9,927,840	10,588,336	3,394,113	2,888,696	2,715,668	62,573
Other Financial Data:
EBITDA from continuing operations (5)	(191,979)	(1,312,887)	(6,589,135)	(755,394)	142,707	3,289
Add: Interest and income tax	74,165	232,706	49,540	31,999	48,187	1,110
Income from discontinued operations	—	172,581	—	—	—	—
Profit on sale of discontinued operations	—	—	81,121	—	—	—

	74,165	405,287	130,661	31,999	48,187	1,110
Less: Depreciation and amortization	247,190	1,601,430	613,890	601,897	559,980	12,903
Interest and income tax	—	—	4,780	4,096	2,198	51
Loss from discontinued operations	16,893	—	125,373	—	—	—

	264,083	1,601,430	744,043	605,993	562,178	12,954
Net loss	(381,897)	(2,509,030)	(7,202,517)	(1,329,388)	(371,284)	(8,555)

Notes

1.	Certain prior-year data has been reclassified to conform to the current year presentation.

2.	Convenience translation to U.S. Dollars done at the noon buying rate on March 31, 2004 of Rs 43.40 per $1.00, which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at this rate or at all.

3.	There is no goodwill associated with discontinued operations and no extraordinary items.

4.	Reference to shares and per share amounts refer to our equity shares. Our outstanding shares include shares held by a depositary representing equity shares underlying our ADSs. Effective September 24, 2002, one ADS represented one equity share. Our 1-for-4 reverse ratio change on September 24, 2002 did not have any effect on our equity shares or per equity share amounts, as the underlying shares representing ADSs were unchanged.

5.	EBITDA from continuing operations represents earnings (loss) from continuing operations before interest, taxes, depreciation and amortization, and gain on sale of discontinued operations.

Exchange Rates

     The following table sets forth, for each of the months indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York on the last day of each month during each of such months for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

	High	Low
Month	Rs.	Rs.
December 2003	45.77	45.50
January 2004	45.68	45.29
February 2004	45.32	45.22
March 2004	45.32	43.40
April 2004	44.52	43.40
May 2004	45.57	44.55

     The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York on the last day of each month during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal Year Ended	Period end	Average	High	Low
March 31	Rs.	Rs.	Rs.	Rs.
2000	43.63	43.34	43.82	42.20
2001	46.85	45.70	46.91	43.56
2002	48.83	47.71	48.91	46.58
2003	47.53	48.49	49.14	47.39
2004	43.40	43.46	47.46	43.40

On June 28, 2004, the noon buying rate in the city of New York was Rs.45.99 per $1.00.

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

Risks Related to Sify Limited

Because we commenced operation of our private data network business in April 1998 and launched our Internet portal website in October 1998 and Internet service provider operations in November 1998, it is difficult to evaluate our company based on our historical results of operations.

     We commenced operation of our private data network business in April 1998 and launched our Internet service provider operations in November 1998 and Internet portal website in October 1998. Accordingly, we have a limited operating history to evaluate our business and during this period our business has not been profitable. You must consider the risks and difficulties frequently encountered by companies in the early stages of development, particularly companies in the new and rapidly evolving Internet service markets. These risks and difficulties include our ability to:

•	continue to develop and upgrade our technology;

•	maintain and develop strategic relationships with business partners;

•	offer compelling online services and content; and

•	promptly address the challenges faced by early stage companies, which do not have an experience or performance base to draw on.

     Not only is our operating history short, but we have determined to compete in three businesses that we believe are complementary. These three businesses are corporate network/data services, Internet access services and online portal and content offerings. In February 2002, we divested a fourth business (software services) to our former majority shareholder, Satyam Computer Services. We do not yet know whether our three remaining businesses will prove complementary. We cannot assure you that we will successfully address the risks or difficulties described above. Failure to do so could lead to an inability to attract and retain corporate customers for our network services and subscribers for our Internet services as well as the loss of advertising revenues.

For the fiscal year ended March 31, 2004 we incurred a net loss of Rs.371.3 million ($8.6 million). As of March 31, 2004, we had an accumulated deficit of approximately Rs.12,109.1 million ($279.0 million). We anticipate incurring additional losses in the future because our business plan, which is unproven, calls for additional corporate customers and subscribers to attain profitability.

     Since our founding, we have not been profitable and have incurred significant losses and negative cash flows. For the fiscal year ended March 31, 2004 we incurred a net loss of Rs.371.3 million ($8.6 million). As of March 31, 2004, we had an accumulated deficit of approximately Rs.12,109.1 million ($279.0 million). We may continue to incur operating losses as we expand our services, advertise and promote our brand and respond to competition. Our business plan assumes that businesses in India will demand private network and related services. Our business plan also assumes that an increasing number of consumers and corporate customers in India will be attracted to and use Internet access services, content available on the Internet and other connectivity services offered by us. This business model is not yet proven in India, and we cannot assure you that we will ever achieve or sustain profitability or that our operating losses will not increase in the future.

     During fiscal 2003 and 2004 our highest operational priority was to reduce cash burn incurred to build our company and infrastructure to support our rapid growth, which has now stabilized. Although we have significantly reduced our cash burn over the last eight quarters and believe that these reductions are permanent, we do not know whether these measures, or other measures which we may undertake in the future, will be successful in improving cash flow in future periods.

As a result of its former control by the Government of India, Videsh Sanchar Nigam Limited or VSNL has established relationships with international bandwidth suppliers and a large customer base, which provide VSNL with a competitive advantage over our company.

     VSNL is a provider of international telecommunications services in India that, until recently, was controlled by the Government of India. While VSNL was controlled by the Government of India, it had a number of significant competitive advantages over our company, including direct access to network infrastructure and greater financial resources. VSNL leveraged these competitive advantages and its longer service history to develop relationships with international bandwidth suppliers to develop a large subscriber base. In February 2002, the Government of India sold a 25% stake in VSNL to the TATA group, reducing the Government of India’s ownership of VSNL to 26%. Although it is no longer controlled by the Government of India, the Government of India maintains a substantial equity interest in VSNL and this relationship, combined with VSNL’s relationships with international bandwidth suppliers and large customer base, continues to provide it with competitive advantages over our company. As a result of VSNL’s competitive position, we believe that we will continue to face difficult market conditions in the Internet access services business. These competitive issues may prevent us from attracting and retaining subscribers and generating advertising revenue. This could result in loss of market share, price reductions, reduced margins or larger losses from our operations.

We may be required to further modify the rates we charge for our services in response to new pricing models introduced by new and existing competition which would significantly affect our revenues.

     Our corporate network/data services business faces significant competition from well-established companies, including Bharti Broadband, HCL Infinet and Tata Internet. Reliance Infocom, a member of the Reliance Group, is building a nationwide fiber optic network in India and has announced plans to provide a range of value-added services, including corporate connectivity services expected to be launched in 2004.

     A significant number of competitors have entered India’s liberalized Internet service provider market, and we expect additional competitors to emerge in the near future. As of December 31, 2003, there were 189 Internet service providers who were operational in India. New entrants into the national Internet service provider market in India may enjoy significant competitive advantages over our company, including greater financial resources, which could allow them to charge prices that are lower than ours in order to attract subscribers. These factors have resulted in periods of significant reduction in actual average selling prices for consumer ISP services. We expect the market for Internet access and other connectivity services to remain extremely price competitive.

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

     In order to expand our customer base and increase traffic on our websites, we must establish, maintain and strengthen the SifyOnline, Sify and iway brands. We plan to continue to incur significant marketing expenditure to establish brand recognition and brand loyalty. If our marketing efforts do not produce a significant increase in business to offset our marketing expenditure, our losses will increase or, to the extent that we are generating profits, our profits will decrease. Furthermore, our Internet portal will be more attractive to advertisers if we have a large audience of consumers with demographic characteristics that advertisers perceive as favourable. Therefore, we intend to introduce additional and enhanced content, interactive tools and other services and features in the future in an effort to retain our current subscribers and users and attract new ones. Our reputation and brand name could be adversely affected if we are unable to do so successfully.

A number of large shareholders of our company and us are party to an Investor Rights Agreement, which governs the composition of our Board of Directors and other important corporate matters.

     As of April 30, 2004 and based on reports filed with the Securities and Exchange Commission, we believe that Satyam Computer Services owned approximately 31.9% of our outstanding equity shares, SAIF Investment Company Limited owned approximately 8.0% of our outstanding equity shares and Venture Tech, together its affiliates, owned approximately 10.1% of our outstanding equity shares. As a result, these shareholders, if they elect to act together, are presently able to exercise significant control over many matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions, such as the sale of our company, change in the capital structure of the company, merger, acquisition or winding up of the company and any change in the nature or material modification of the business undertaken by the company. These shareholders are also party to an agreement with us relating to the composition of our Board of Directors and other important corporate matters such as a right of first refusal with respect to the transfer of shares by certain shareholders and the issuance by our company of additional shares, tag along rights with respect to the transfer of shares by certain shareholders and drag along rights. Pursuant to this agreement each of Satyam Computer Services, SAIF and Venture Tech is entitled to nominate two members of our Board of Directors so long as it holds at least 10% of our outstanding share capital and one member of our Board of Directors so long as it holds at least 5% of our outstanding share capital. In addition, Venture Tech and SAIF, can jointly nominate the Chairman of our Board of Directors so long as they jointly hold at least 15% of our outstanding share capital. In January 2004, Mr Srinivasa C Raju, a nominee of Venture Tech, was appointed as the Chairman of our Board of Directors. Under Indian law, a simple majority is sufficient to control all shareholder action except for those items that require approval by a special resolution. If a special resolution is required, the number of votes cast in favour of the resolution must not be less than three times the number of votes cast against it. Examples of actions that require a special resolution include:

•	altering our Articles of Association;

•	issuing additional shares of capital stock, except for pro rata issuances to existing shareholders;

•	commencing any new line of business; and

•	commencing a liquidation.

     Circumstances may arise in which the interests of Satyam Computer Services, SAIF, Venture Tech or a subsequent purchaser of the shares currently owned by any such holder, could conflict with the interests of our other shareholders or holders of our ADSs. One or more of such shareholders could delay or prevent a change of control of our company or other important transactions even if a transaction of that sort would be beneficial to our other shareholders, including the holders of our ADSs.

Our largest shareholder, Satyam Computer Services, has stated its intention not to invest any further funds in our company and to explore opportunities to divest its stake in our company.

     In October 2001, our largest shareholder, Satyam Computer Services, publicly announced that it had determined that it would not invest any further funds in our company and that it had decided to explore opportunities to divest its stake in our company. In September 2003, Satyam Computer Services sold one million equity shares to Venture Tech Assets Limited in a private transaction. Although no longer our majority shareholder, Satyam Computer Services continued to own approximately 31.9% of our outstanding equity shares as of the date of this annual report. Any significant sale of our equity shares might reduce the price of our ADSs and make it more difficult for us to sell equity securities or ADSs in the future at a time and at a price that we deem appropriate. Although Mr. Ramalinga Raju, the Chairman of Satyam Computer Services, has resigned as our Chairman, Satyam Computer Services continues to be entitled to nominate two members of our Board of Directors. As of the date of this report, Messrs. V. Srinivas and Manish Mehta serve on our Board of Directors as the nominees of Satyam Computer Services.

     In October 2003, Mr. S. Srinivasan resigned as a member of our Board of Directors. Mr. Srinivasa C Raju was appointed, as a nominee of Venture Tech, to fill the vacancy created by Mr. Srinivasan’s resignation. Mr. Raju is a former Director of our company and the brother-in-law of Mr. B. Ramalinga Raju, the Chairman of the Board of Directors of Satyam Computer Services. In January 2004, Mr. Srinivasa C Raju was appointed as the Chairman of our Board of Directors. Through its stock ownership and representation on our Board of Directors, Satyam Computer Services is able to influence our business. If Satyam Computer Services divests its interest in our company, the purchaser of that interest could also influence our business significantly.

If our efforts to retain our customers through past investment in network infrastructure and ongoing investment in online content offerings and customer and technical support are unsuccessful, our revenues will decrease without a corresponding reduction in costs.

     Our sales, marketing and other costs of acquiring new customers are substantial, relative to the fees actually derived from these customers. Accordingly, our long-term success depends to a great extent on our ability to retain our existing customers, while continuing to attract new customers. We have invested significant resources in our network infrastructure and continue to invest in online content offerings and in our customer and technical support capabilities to provide high levels of customer service. We cannot be certain, however, that these investments will maintain or improve subscriber retention. We believe that intense competition from our competitors has caused, and may continue to cause, some of our customers to switch to our competitors’ services. In addition, some new customers use the Internet only as a novelty and do not become consistent users of Internet services, and therefore are more likely to discontinue their service. Any decline in our customer retention rate would likely decrease the revenues generated by our Internet access services division. Therefore, we may not be able to realize sufficient future revenues to offset our past investment in network infrastructure and our ongoing investment in online content offerings and technical support or achieve positive cash flow or profitability in the future.

Despite cost-reduction measures, our future operating results could fluctuate in part because our expenses are relatively fixed in the short-term while future revenues are uncertain, and any adverse fluctuations could negatively impact the price of our ADSs.

     Our revenues, expenses and operating results have varied in the past and may fluctuate significantly in the future due to a number of factors, many of which are outside our control. A significant portion of our investment and cost base is relatively fixed in the short term. Our revenues for the foreseeable future will depend on many factors, including the following:

•	the range of network/data services provided by us and the usage thereof by our customers; and

•	the number of subscribers to our Internet service provider service and the prevailing prices charged

Our future revenues are difficult to forecast and, in addition to the foregoing, will depend on the following:

•	the timing and nature of any agreements we enter into with strategic partners of our corporate network/data services division;

•	services, products or pricing policies introduced by our competitors;

•	capital expenditure and other costs relating to our operations;

•	the timing and nature of our marketing efforts;

•	our ability to successfully integrate operations and technologies from any acquisitions, joint ventures or other business combinations or investments;

•	the introduction of alternative technologies; and

•	technical difficulties or system failures affecting the telecommunication infrastructure in India, the Internet generally or the operation of our websites.

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

     We rely on the Internet and accordingly, depend upon the continuous, reliable and secure operation of Internet servers, related hardware and software and network infrastructure such as lines leased from telecom operators. We have a back-up data facility, but we do not have full redundancy for all of our computer and telecommunications facilities. As a result, failure of key primary or back-up systems to operate properly could lead to a loss of customers, damage to our reputation and violations of our Internet service provider license and contracts with corporate customers. A loss of customers or damage to our reputation would result in a decrease in the number of our subscribers, which would cause a material decrease in revenues. A violation of our Internet service provider license could result in the suspension or termination of that license, which would prevent us from carrying on a significant portion of our operations and materially adversely affect our operating results. Violations of our contracts with corporate customers could result in the termination of these contracts, which would cause a decrease in the revenues generated by our corporate data/network services division. Any of these failures could also lead to a decrease in value of our ADSs, significant negative publicity and litigation. From time to time, a number of large Internet companies have suffered highly publicized system failures resulting in adverse reactions to their stock prices, significant negative publicity and, in some instances, litigation.

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

     The security services that we offer in connection with our business customers’ networks cannot assure complete protection from computer viruses, break-ins and other disruptive problems. Although we attempt to contractually limit our liability in such instances, the occurrence of these problems could result in claims against us or liability on our part. These claims, regardless of their ultimate outcome, could result in costly litigation and could damage our reputation and hinder our ability to attract and retain customers for our service offerings.

If we are unable to manage our rapid growth over the past several years, our results of operations will be adversely affected.

     Over the last several years, we have experienced a period of significant growth. This growth has placed, and will continue to place, a significant strain on our managerial, operational, and financial and information systems resources. We will have to implement new operational and financial systems and procedures and controls, expand our office facilities, train and manage our employee base and maintain close coordination among our technical, accounting, finance, marketing, sales and editorial staff. If we are unable to manage our growth effectively, we will be unable to implement our strategy, upon which the success of our business depends.

We face a competitive labor market for skilled personnel and therefore are highly dependent on our existing key personnel and on our ability to hire additional skilled employees.

     Our success depends upon the continued service of several of our key personnel, particularly Mr. Ramaraj, our Chief Executive Officer. Substantially all of our employees are located in India. Each of our employees may voluntarily terminate his or her employment with us. We do not carry key person life insurance on any of our personnel, other than our Chief Executive Officer. Our success also depends on our ability to attract and retain additional highly qualified technical, marketing and sales personnel. The labour market for skilled employees in India is extremely competitive, and the process of hiring employees with the necessary skills is time consuming and requires the diversion of significant resources. While we have not experienced difficulty in employee retention or integration to date, we may not be able to continue to retain or integrate existing personnel or identify and hire additional personnel in the future. The loss of the services of key personnel, especially the unexpected death or disability of such personnel, or the inability to attract additional qualified personnel, could disrupt the implementation of our business strategy, upon which the success of our business depends.

     In February 2002, we entered into Executive Employment Agreements with each of Mr. Ramaraj and Mr. George Zacharias, our Chief Operating Officer. These agreements provide for base and bonus compensation and additional benefits and require that we indemnify these officers for specified expenses incurred by them in connection with their employment by our company. These agreements also contain confidentiality and invention assignment provisions. In addition, these agreements provide for specified payments in connection with a termination of employment after a change of control of our company or in certain other circumstances. Our agreement with Mr. Ramaraj has a term of approximately five years, and our agreement with Mr. Zacharias has a term of three years.

We may not comply with local laws of other countries.

     As part of our international business we may negotiate with and enter into contracts with strategic partners, clients, suppliers, employees and other third parties in various countries. We have little or no experience conducting business in many of these countries and our failure to comply with their laws may result in lawsuits or penalties, which could adversely affect our business or results of operations.

We are highly dependent on our relationships with strategic partners to provide key services to our customers.

     We rely on our arrangements with strategic partners to provide key network services to our business clients. Some of these relationships can be terminated by our partners under certain circumstances. We also rely on some of our strategic partners to provide us with access to their customer base. We are a strategic partner of UUNet Technologies in India and provide dial-up access to UUNet Technologies roaming international clients in India. UUNet Technologies is a unit of MCI, Inc., formerly WorldCom, Inc., which in July 2002 filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. We do not know whether we will be able to maintain our strategic partnership with UUNet Technologies, which accounted for approximately 6.7% and 3.5% of our revenues in fiscal 2003 and 2004 respectively.

If there is an adverse outcome in the class action litigation that has been filed against us, our business may be harmed.

     Our company and certain of our officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names as defendants several of the underwriters involved in our initial public offering of American Depositary Shares. This class action is brought on behalf of a purported class of purchasers of our ADSs from the time of our IPO in October 1999 through December 2000. The central allegation in this action is that the underwriters in our IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased our ADSs in the IPO and the aftermarket. The complaint also alleges that we violated the United States federal securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits. In October 2002, our executive officers who were named as defendants in this action were dismissed from the action without prejudice. In February 2003, the Court in this action issued its decision on defendants’ omnibus motion to dismiss. This decision denied the motion to dismiss the Section 11 claim as to Sify and virtually all of the other issuer defendants. The decision also denied the motion to dismiss the Section 10(b) claim as to numerous issuer defendants, including Sify. In June 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against us and more than 300 other issuers who went public between 1998 and 2000 announced a proposed settlement with us and the other issuer defendants. The proposed settlement provides that the insurers of all settling issuers will guarantee that the plaintiffs recover $1.0 billion from non-settling defendants, including the investment banks who acted as underwriters in those offerings. In the event that the plaintiffs do not recover $1.0 billion, the insurers for the settling issuers will make up the difference. We believe that we have sufficient insurance coverage to cover the maximum amount that we may be responsible for under the proposed settlement. It is possible that the Federal District Court may not approve the settlement in whole or part.

We face risks associated with our joint venture with Refco Sify Securities India Private Limited, our strategic partnership with VeriSign, our investment in E Alcatraz Consulting Private Limited and with other potential acquisitions, investments, strategic partnerships or other ventures, including whether any such transactions can be identified, completed and the other party integrated with our business on favorable terms.

     In May 2000, we entered into a strategic partnership with Verisign to provide managed digital certificate-based authentication services in India. In June 2000, we acquired a 25% stake in CricInfo Limited and made an investment in Refco Sify Securities India Private Limited. In July 2000, we completed our investment in CricInfo Limited. In March 2004, we acquired E Alcatraz Consulting Private Limited, a company engaged in the business of providing security services to corporate customers, for a consideration of Rs.32.63 million. These alliances may not provide all or any portion of the anticipated benefits. Due to a general decline in market valuations for technology companies during fiscal 2002, we reassessed, in accordance with our accounting policy, the goodwill to be carried forward relating to these acquisitions. As a result, we recorded a Rs.4,127.7 million charge in fiscal 2002 relating to the impairment of goodwill. In February 2003, CricInfo Limited sold its business to Wisden CricInfo Limited and, in connection with that transaction, our loan to CricInfo was fully repaid and we acquired 33% of the equity in Wisden CricInfo Limited. In February 2004, we sold our investment in Wisden Cricinfo Limited for a total consideration of Rs.61.2 million ($1.4 million)(GBP 0.7 million) which includes repayment of loans made to Wisden Cricinfo of Rs.22.9 million ($0.5 million)(GBP 0.3 million).

     We may attempt to grow our business through acquisitions. We are actively seeking opportunities to expand our corporate services business, including through possible acquisition transactions in India, the United States or elsewhere. We may acquire or make investments in other complementary businesses, technologies, services or products, or enter into additional strategic partnerships with parties who can provide access to those assets, if appropriate opportunities arise in the future. From time to time we have had discussions and negotiations with a number of companies regarding our acquiring, investing in or partnering with their businesses, products, services or technologies, and we regularly engage in such discussions and negotiations in the ordinary course of our business. Some of those discussions also contemplate the other party making an investment in our company. We may not identify suitable acquisition, investment or strategic partnership candidates in the future, or if we do identify suitable candidates, we may not complete those transactions on commercially acceptable terms or at all. In addition, the key personnel of an acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses, which could adversely affect our operating results and cause the price of our ADSs to decline. Furthermore, we may incur indebtedness or issue additional equity securities to pay for any future acquisitions. The issuance of additional equity securities would dilute the ownership interests of the holders of our ADSs.

Our financial results are impacted by the financial results of entities that we do not control.

     We have a significant, non-controlling minority interest in Refco Sify Securities India Private Limited that is accounted for under U.S. GAAP using the equity method of accounting. Under this method, we generally are obligated to report as “Equity in losses (gains) of affiliates” a pro rata portion of the financial results of any such company in our statement of operations even though we do not control the other company, subject to limitations in the case of losses that exceed our cost of investment. Thus, our reported results of operations can be significantly increased or decreased depending on the results of Refco Sify Securities India Private Limited or other companies in which we may make similar investments even though we may have only a limited ability to influence these activities.

A significant majority of the iway cybercafés are franchised operations that we do not operate or control. We also provide Internet access services through a network of Cable Television Operators (CTOs) whom we do not control.

     As of March 31, 2004, 1,691 cybercafés were franchised and 34 cybercafés were owned and operated by our company. Broadband internet access to homes was provided through a network of around 435 CTOs. These relationships are subject to a number of special risks. For example, we do not operate or control our franchisees or CTOs, and they may not meet their obligations under our agreements with them. The failure of a franchisee or CTO to provide quality services to its customers could result in end user dissatisfaction with our company. We may become involved in disputes with our franchisees or CTOs, which may result in litigation or the termination of one or more of our agreements. Our franchisees or CTOs could attempt to organize themselves into unions in order to negotiate more favorable terms in our agreements. Any failure to continue our relationships with our franchisees or CTOs on favorable terms could reduce the size of our market share for Internet access in India and decrease the revenues generated by our Internet access services division.

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

     Under the Companies Act, 1956 of India, or Companies Act, a public company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders, whether on a show of hands or on a poll, holding not less than three times the number of votes, if any, cast against the resolution. At our 2000 Annual General Meeting, our shareholders approved a special resolution permitting us to issue up to one million equity shares in connection with acquisitions. We issued virtually all of these equity shares in connection with our acquisitions of India World Communications, Indiaplaza.com and Kheladi.com and our investment in

CricInfo Limited. At our 2001 Annual General Meeting, our shareholders approved a special resolution permitting us to issue up to four million additional equity shares in connection with acquisitions or capital raising transactions, and our ADS holders are deemed to have waived their preemptive rights with respect to these shares. At our December 2002 Extraordinary General Meeting, our shareholders approved a special resolution permitting us to issue up to 12.5 million additional equity shares in connection with the sale of equity shares to SAIF and Venture Tech, and our ADS holders are deemed to have waived their preemptive rights with respect to these shares.

     U.S. holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless approval of the Ministry of Finance of the Government of India is obtained and a registration statement under the Securities Act of 1933, as amended, is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any given registration statement as well as the perceived benefits of enabling the holders of our ADSs to exercise their pre-emptive rights and any other factors that we deem appropriate to consider at the time the decision must be made. We may elect not to file a registration statement related to preemptive rights otherwise available by law to our shareholders. In the case of future issuance, the new securities may be issued to our depositary, which may sell the securities for the benefit of the holders of the ADSs. The value, if any, our depositary would receive upon the sale of such securities cannot be predicted. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in our company would be reduced.

Holders of ADSs may be restricted in their ability to exercise voting rights and the information provided with respect to shareholder meetings.

     As a holder of ADSs, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the equity shares represented by your ADSs. At our request, the depositary bank will mail to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs. If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavour to vote the securities represented by the holder’s ADSs in accordance with such voting instructions. However, the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner.

     Under Indian law, subject to the presence in person at a shareholder meeting of persons holding equity shares representing a quorum, all resolutions proposed to be approved at that meeting are voted on by a show of hands unless a shareholder present in person and holding at least 10% of the total voting power or on which an aggregate sum of not less than Rs.50,000 has been paid-up, at the meeting demands that a poll be taken. Equity shares not represented in person at the meeting, including equity shares underlying ADSs for which a holder has provided voting instructions to the depositary bank, are not counted in a vote by show of hands. As a result, only in the event that a shareholder present at the meeting demands that a poll be taken will the votes of ADS holders be counted. Securities for which no voting instructions have been received will not be voted on a poll.

     As a foreign private issuer, we are not subject to the SEC’s proxy rules, which regulate the form and content of solicitations by United States-based issuers of proxies from their shareholders. To date, our practice has been to provide advance notice to our ADS holders of all shareholder meetings and to solicit their vote on such matters through the depositary, and we expect to continue this practice. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the SEC’s proxy rules.

The market price of our ADSs has been and may continue to be highly volatile.

     The market price of our ADSs has fluctuated widely and may continue to do so. For example, since our initial public offering in October 1999 through May 31, 2004, the trading price of our ADSs has ranged from a high of $452 per ADS to a low of $0.88 per ADS. Many factors could cause the market price of our ADSs to rise and fall. Some of these factors include:

•	our failure to integrate successfully our operations with those of acquired companies;

•	perception of the level of political and economic stability in India;

•	actual or anticipated variations in our quarterly operating results;

•	announcement of technological innovations;

•	conditions or trends in the corporate network/data services, Internet and electronic commerce industries;

•	the competitive and pricing environment for corporate network/data services and Internet access services in India and the related cost and availability of bandwidth;

•	the perceived attractiveness of investment in Indian companies;

•	acquisitions and alliances by us or others in the industry;

•	changes in estimates of our performance or recommendations by financial analysts;

•	market conditions in the industry and the economy as a whole;

•	introduction of new services by us or our competitors;

•	changes in the market valuations of other Internet service companies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel; and

•	other events or factors, many of which are beyond our control.

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

     In order to maintain the listing of our ADSs on the Nasdaq National Market, we are required to comply with, or obtain an exemption from, the continuing listing requirements of Nasdaq, including the $1.00 minimum bid price requirement. In fiscal 2003, the price of our ADSs on the Nasdaq National Market closed below $1.00 for more than 30 consecutive days. Effective September 24, 2002, our equity share-to-ADS exchange ratio was adjusted to one-to-one in order to re-establish compliance with Nasdaq’s minimum bid price requirement. There are also material changes to the listing requirements of the Nasdaq National Market relating to implementation of the Sarbanes-Oxley Act of 2002 and other reforms that have been or will be implemented. These requirements have and will continue to impose significant additional substantive and administrative requirements on all public companies listed on the Nasdaq National Market, including foreign private issuers. We do not know whether we will be able to maintain our Nasdaq National Market listing in the future.

An active or liquid market for the ADSs is not assured, particularly in light of Indian legal restrictions on equity share conversion.

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

The future sales of securities by our company or existing shareholders may reduce the price of our ADSs.

     The market price of our ADSs could decline as a result of sales of a large number of equity shares or ADSs or the perception that such sales could occur. In October 2001, our former parent company, Satyam Computer Services, publicly announced that it had determined that it would not invest any further funds in our company and that it had decided to explore opportunities to divest its stake in our company. In September 2003, Satyam Computer Services sold one million equity shares to Venture Tech Assets Limited in a private transaction. Pursuant to the subscription agreements we entered into in October 2002, we sold an aggregate of 7.6 million ADSs to SAIF and an aggregate of 4.1 million equity shares (including 1,017,441 ADSs) to Venture Tech and an affiliate. The resale of the ADSs sold to SAIF and an affiliate of Venture Tech is covered by registration statements on Form F-3, and such ADSs are freely tradable. Based on documents filed with the Securities and Exchange Commission, we believe that SAIF sold 2.0 million ADSs in May 2003, sold an additional 1.25 million ADSs in July 2003 and sold an additional 1.5 million ADSs in October 2003. In addition, we believe that Venture Tech has sold 1.0 million ADSs acquired from us and 1.0 million ADSs acquired from Satyam Computer Services. We filed a registration statement covering the resale of 3.6 million ADSs held by SASISP Holdings Limited, and we believe that SASISP subsequently sold all such shares. Any significant sales of our equity shares or ADSs might reduce the price of our ADSs and make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. We may issue additional equity shares and ADSs to raise capital and to fund acquisitions and investments, and the parties to any such future transactions could also decide to sell them.

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

     During the past decade, the Government of India has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The Government of India has changed six times since 1996, including most recently in May 2004. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.

Conflicts in South Asia and terrorist attacks in the United States, South Asia and around the world could adversely affect the economy and cause our business to suffer.

     South Asia has from time to time experienced instances of civil unrest and hostilities among neighbouring countries, including between India and Pakistan. In April 1999, India and Pakistan conducted long-range missile tests. Since May 1999, military confrontations between India and Pakistan have occurred in the Himalayan region of Kargil and other border areas. In October 1999, the leadership of Pakistan changed as a result of a coup led by the military. In September 2001, terrorist attacks were conducted in the United States, which caused various adverse consequences, including adverse economic consequences. In addition, in October 2001 the United States commenced military operations against targets located in Afghanistan. In December 2001, terrorist attacks were conducted on the Indian Parliament building resulting in heightened diplomatic and military tension between India and Pakistan. In 2003, the United States and several other countries conducted military operations against targets in Iraq. Events of this nature could influence the Indian and/or global economy and could have a material adverse effect on the market for securities of Indian companies, including our ADSs, and the market for our services.

We are subject to foreign investment restrictions under Indian law that limit our ability to attract foreign investors which, together with the lack of a public market for our equity shares, may adversely impact the value of our ADSs.

     Currently, there is no public trading market for our equity shares in India or elsewhere nor can we assure you that we will take steps to develop one. Our equity securities are only traded on Nasdaq through the ADSs as described in this report. Under prior Indian laws and regulations our depositary could not accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares without prior approval of the Government of India. The Reserve Bank of India has announced fungibility regulations permitting, under limited circumstances, the conversion of ADSs to equity shares and the reconversion of equity shares to ADSs provided that the actual number of ADSs outstanding after such reconversion is not greater than the original number of ADSs outstanding. If you elect to surrender your ADSs and receive equity shares, you will not be able to trade those equity shares on any securities market and, under present law, likely will not be permitted to reconvert those equity shares to ADSs.

     If in the future a market for our equity shares is established in India or another market outside of the United States, those shares may trade at a discount or premium to the ADSs. Under current Indian regulations and practice, the approval of the Reserve Bank of India is required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India, unless the sale of equity shares underlying the ADSs is through a recognized stock exchange or in connection with the offer made under the regulations regarding takeovers. Since exchange controls still exist in India, the Reserve Bank of India will approve the price at which the equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Holders who seek to convert the rupee proceeds from a sale of equity shares in India into foreign currency and repatriate that foreign currency from India will have to obtain Reserve Bank of India approval for each transaction. We cannot assure you that any required approval from the Reserve Bank of India or any other government agency can be obtained.

Because we operate our business in India, exchange rate fluctuations may affect the value of our ADSs independent of our operating results.

     The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Historically, the value of the rupee has declined against the U.S. dollar, although the rupee appreciated against the dollar in late 2002, 2003 and early 2004. Devaluations of the rupee will result in higher expenses to our company for the purchase of capital equipment, such as servers, routers, modems and other telecommunications and computer equipment, which is generally manufactured in the U.S. In addition, our market valuation could be materially adversely affected by the devaluation of the rupee if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations. Appreciation of the rupee against the U.S. dollar will result in foreign exchange losses to the extent we hold excess cash in U.S. dollar-denominated investments.

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

     Our business is subject to government regulation under Indian law and to significant restrictions under our Internet service provider license issued by the Government of India. These regulations and restrictions include the following:

•	Our Internet service provider license has a term of 15 years and was originally issued in 1998. Our Internet service provider license was reissued in 2002 enabling us to offer telephony services over the Internet. We have no assurance that the license will be renewed in the future. If we are unable to renew our Internet service provider license for any reason, we will be unable to operate as an Internet service provider in India and will lose one of our primary sources of revenue.

•	The Telecom Regulatory Authority of India, or TRAI, a statutory authority constituted under the Telecom Regulatory Authority of India Act, 1997, maintains the right to regulate the prices we charge our subscribers. The success of our business model depends on our ability to price our services at levels we believe are appropriate. If the TRAI sets a price floor, we may not be able to attract and retain subscribers. Likewise, if the TRAI sets a price ceiling, we may not be able to generate sufficient revenues to fund our operations. Similarly, an action of the Indian Parliament may impact our ability to set the prices for our services.

•	The Government of India maintains the right to take over our entire operations or revoke, terminate or suspend our license for national security and similar reasons without compensation to us. If the Government of India were to take any of these actions, we would be prevented from conducting all or part of our business.

     The charges for international gateways and other services presently being provided by VSNL are the subject of a dispute, which is before the TRAI, and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including our company, represented by the Internet Service Providers Association of India, or ISPAI. VSNL has priced these services at levels that we believe are inconsistent with the terms and conditions on which VSNL has secured the bandwidth for its international gateways. The Telecom Disputes Settlement and Appellate Tribunal remanded the matter back to the TRAI, which decided against the ISPAI. The ISPAI has not yet decided on a further course of action. We are currently paying for bandwidth from VSNL at the higher rates. We presently do not believe that the outcome of this dispute will be material to our business provided that the international gateway services market continues to be opened to competition.

Changes in Indian income taxes will increase our tax liability and decrease any profits we might have in the future.

     The statutory corporate income tax rate in India is currently 35.0%. For fiscal year 2004, this tax rate was subject to a 2.5% surcharge resulting in an effective tax rate of 35.9%. There is no change in the tax rate or tax surcharge for fiscal year 2005. We cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be implemented by the Government of India.

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

     Bandwidth, the measurement of the volume of data capable of being transported in a communications system in a given amount of time, remains very expensive in India, especially when compared to bandwidth costs in the United States. Bandwidth rates are commonly expressed in terms of Kbps (kilobits per second, or thousands of bits of data per second) or Mbps (megabits per second, or millions of bits of data per second). Although prices for bandwidth in India have declined recently, they are high due to, among other things, capacity constraints and lack of competition.

The limited installed personal computer base in India limits our pool of potential customers and restricts the amount of revenues that our Internet access services division may generate.

     The market penetration rates of personal computers and online access in India are far lower than such rates in the United States. Alternate methods of obtaining access to the Internet, such as through set-top boxes for televisions, are currently not popular in India. There can be no assurance that the number or penetration rate of personal computers in India will increase rapidly or at all or that alternate means of accessing the Internet will develop and become widely available in India. While the personal computer penetration level in India is relatively low, we are addressing the demand for public Internet access through the establishment of a retail chain of public Internet access centres, which we refer to as “cybercafés,” under the “iway” brand name. As of March 31, 2004, 1,691 iway cybercafés were franchised and 34 iway cybercafés were owned and operated by our company. Although this service creates a larger market, it also imposes on the operator of the cybercafé the considerable costs of providing the consumer access to a personal computer and related hardware and software.

The high cost of accessing the Internet in India limits our pool of potential customers and restricts the amount of revenues that our Internet access services division might generate.

     The growth of our consumer services is limited by the cost to Indian consumers of obtaining the hardware, software and communications links necessary to connect to the Internet in India. If the costs required to access the Internet do not significantly decrease, most of India’s population will not be able to afford to use our services. The failure of a significant number of additional Indian consumers to obtain affordable access to the Internet would make it very difficult to execute our business plan.

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

     Our future success depends, in part, upon our ability to use leading technologies effectively, to continue to develop our technical expertise, to enhance our existing services and to develop or otherwise acquire new services that meet changing customer requirements. The markets for our service are characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new service introductions. We may not successfully identify new opportunities and develop and bring new services to market in a timely manner.

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

Item 4. Information on the Company

History and Development

     Our company, Sify Limited (formerly known as Satyam Infoway Limited), was organized as a limited liability company under the laws of the Republic of India pursuant to the provisions of the Companies Act on December 12, 1995. Until December 2002, we were a majority-owned subsidiary of Satyam Computer Services, a leading Indian information technology services company traded on the New York Stock Exchange and the principal Indian stock exchanges. Our company was formed as a separate business unit of Satyam Computer Services to develop and offer connectivity-based corporate services allowing businesses in India to exchange information, communicate and transact business electronically. We conduct substantially all of our business in India. Our subsidiaries include Sify eLearning Limited, Safescrypt Limited, Satyam Webexchange Limited, Sify Plasticscommerce Limited, Indiaworld Communications Limited, Sify International Inc. and E Alcatraz Consulting Private Limited. The address of our principal executive office is Tidel Park, 2nd Floor, No. 4, Canal Bank Road, Taramani, Chennai 600 113 India, and our telephone number is (91) 44-2254-0770.

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

     Initial Public Offering and Subsequent Financing Transactions

     In October 1999, we completed our initial public offering on the Nasdaq National Market and issued 4,801,250 ADSs at a price of $18.00 per ADS. We received approximately $79.2 million, net of underwriting discounts, commissions and other offering costs. In connection with our initial public offering, we received the benefit of exemptions from the Nasdaq corporate governance rules relating to shareholder meeting quorum, solicitation of proxies and shareholder approval for issue of shares other than in a public offering, Nasdaq Rules 4350(f), 4350(g) and 4350(i)(1)(D) respectively.

     In February 2000, we completed a secondary offering and issued 467,175 ADSs at a price of $320.00 per ADS. We received approximately $141.2 million, net of underwriting discounts, commissions and other costs.

     In October 2002, we agreed to sell an aggregate of 7,558,140 ADSs to SAIF for consideration of $13.0 million and to sell an aggregate of 2,034,884 equity shares to VentureTech for consideration of $3.5 million. This transaction was approved by our shareholders at our Extraordinary General Meeting held on December 9, 2002. In December 2002, we completed the sale of the ADSs to SAIF and the sale of 2,034,883 equity shares to VentureTech. In connection with this transaction, Mr. Ramalinga Raju resigned as the Chairman of our Board of Directors. In April 2003, we sold an additional 1,017,442 equity shares to VentureTech. In July 2003 we sold an additional 1,017,441 ADSs to an affiliate of Venture Tech.

     In connection with this financing, the parties entered into a shareholders agreement providing for, among other things, a Board of Directors comprised of nine directors. Each of Satyam Computer Service, SAIF and Venture Tech, is entitled to nominate two members of the Board so long as it holds at least 10% of our outstanding share capital and one member of the Board so long as it holds at least 5% of our outstanding share capital. In addition, Venture Tech and SAIF can jointly nominate the Chairman of our Board of Directors so long as their joint holding is not less than 15% of our outstanding share capital. In January 2004, Mr. Srinivasa C. Raju, a nominee of Venture Tech, was appointed as the Chairman of our Board of Directors. The shareholders agreement has also granted the investors consent rights with respect to specified corporate transactions.

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

     IndiaWorld Communications Limited

     In June 2000, we acquired IndiaWorld Communications, a private company organized under the laws of the Republic of India, through the payment of Rs.3,767.4 million in cash and issuance of 268,500 equity shares. In fiscal 2002, due to a general decline in market valuations for technology companies, we reassessed, in accordance with our accounting policy, the goodwill to be carried forward relating to this acquisition. As a result, we recorded a charge relating to the impairment of goodwill arising in connection with this acquisition in fiscal 2002.

     CricInfo Limited and Wisden Cricinfo Limited

     In July 2000, we acquired a 25% stake in CricInfo Limited, a private company incorporated in the United Kingdom, through the issuance of 551,180 ADSs.

     In October 2001, we entered into a loan transaction with CricInfo Limited for the issuance of unsecured convertible notes by CricInfo with a principal amount of up to GBP 1.0 million, subject to the satisfaction of certain performance measures by CricInfo. These notes, which provided for an interest rate of 8.0% per annum, were convertible into CricInfo shares by us at any time and redeemable by CricInfo on October 5, 2004. On May 17, 2002, we entered into an Amended Subscription Agreement for an additional principal amount of notes up to GBP 0.6 million that were subject to the same terms as the original issue, thereby increasing our total subscription to GBP 1.6 million. We also entered into a Term Loan Agreement with CricInfo granting a term loan facility of GBP 100,000. The term loan carried an interest rate of 4% per annum, with interest payable on the last day of each six month period. The term loan was repayable on December 31, 2004. The term loan and the convertible loan were secured by a debenture document executed by CricInfo.

     In February 2003, CricInfo transferred its net assets, other than the loan payable to our company and miscellaneous current assets and liabilities to a newly formed company incorporated in the United Kingdom, Wisden Cricinfo Limited. In consideration of its contribution of assets, CricInfo Limited received a 33% equity stake in Wisden Cricinfo Limited and GBP 1.8 million. CricInfo Limited repaid our loan, including accrued interest of Rs.107.0 million, and transferred its 33% stake in Wisden Cricinfo Limited to us for a consideration of Rs.22.6 million (GBP 0.3 million). Contemporaneously we advanced Rs.23.0 million (GBP 0.3 million) to Wisden Cricinfo Limited.

     In February 2004, we sold our investment in Wisden Cricinfo Limited for a total consideration of Rs.61.2 million (GBP 0.7 million) which includes repayment of loan given to Wisden Cricinfo of Rs 22.9 million (GBP 0.3 million).

     Kheladi.com

     In July 2001, we completed our acquisition of Kheladi.com through the issuance of 19,073 equity shares. Kheladi.com is a sports portal promoted by Geet Sethi, the six times World Billiards Champion and a well-known sports personality in India. The terms of the agreement include contingent payments upon the achievement of specified profitability and revenue targets. As of March 31, 2004, these contingencies were not met and no payments have been made. In fiscal 2003 we recorded a charge relating to the impairment of goodwill arising in connection with this acquisition.

     WIPRO Limited Customers

     In July 2002, we entered into an agreement with WIPRO Limited, pursuant to which, among other things, WIPRO Limited assigned its service contracts with its corporate connectivity customers to us in exchange for a cash payment based on the historical revenues generated by these customers.

     E Alcatraz Consulting Private Limited

     In March 2004, we acquired E Alcatraz Consulting Private Limited or “EAP”, a company engaged in the business of providing security services to corporate customers, for a consideration of Rs.32.6 million. We believe that this will be complementary to our security services.

Business Overview

     We are one of the largest integrated Internet, network and electronic commerce services company in India, offering end-to-end solutions with a comprehensive range of services delivered over a common Internet backbone infrastructure. Our services enable our business and consumer customers to communicate, transmit and share information, access online content and conduct business remotely using our private data network or the Internet. Our Internet and network services include the following:

•	Corporate Network/Data Services. We offer a suite of technology and network-based services that provide our corporate customers with comprehensive Internet and private network access. Our services enable our corporate customers to offer a full range of business-to-business and electronic commerce related services.

•	Internet Access Services. We offer dial-up Internet access, email and web page hosting to consumers in India through convenient online registration and user-friendly software. In addition, we offer public Internet access to consumers through a retail chain of iway cybercafés. We also have tie-ups with certain Cable television operators through which we offer Internet access through cable television. As of March 31, 2004, we had more than 680,000 retail internet access subscribers.

•	Online Portal and Content Offerings. We operate an online portal, www.sify.com, that functions as a principal entry point and gateway for accessing the Internet by providing useful web-related services and links. We also offer related content sites specifically tailored to Indian interests worldwide.

•	Others. We facilitate web based learning to various organizations by uploading content to facilitate the same.

     We began providing corporate network/data services to businesses in April 1998, and as of March 31, 2004 we had more than 850 corporate customers. We launched our Internet service provider business in November 1998, becoming the first private Internet service provider to begin service after the Indian government opened the market to private competition. We also operate online portals, www.sify.com and www.samachar.com, and related content sites specifically tailored for Indian interests worldwide. Sify.com is one of India’s leading portals with services in areas such as news, travel, finance, health and shopping in addition to e-mail, chat and search.

     We currently operate a large national private data network in India. Our network utilizes Internet protocol, which is an Internet industry standard for tracking Internet addresses, routing outgoing messages and recognizing incoming messages. In February 2002, we became the first Indian company to be certified ISO 9001: 2000 for network services, data center operations and customer relationship management. The ISO 9001: 2000 certification from Det Norske Veritas (DNV), Netherlands under the RvA accreditation scheme provides recognition for self-defined benchmarks against international companies with respect to facilities, metrices, processes and practices. In fiscal year 2003 our Enterprise Solutions division was also certified ISO 9001:2000 for provisioning of corporate VPN’s, Internet bandwidth, voice-over-IP (VOIP) and integrated security solutions including pre-sales, sales, order processing and project management.

     As of March 31, 2004, we owned and operated 67 points of presence serving more than 250 cities across India, representing an estimated 90% of the installed personal computer base in India. Points of presence are telecommunications facilities located in a particular market which allow our customers to connect to the Internet through a local telephone call. Although our Internet services provider license permits us to establish and maintain our own direct connection to the international Internet, we no longer maintain satellite gateways. We intend to provide international bandwidth by leasing capacity of multiple oceanic systems.

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

     Private market participants historically have not been able to exploit the market opportunities in India because the regulatory environment in India largely prevented any competition with the national government-controlled telecom providers. Until November 1998, the only Internet service provider permitted in India was VSNL, which began providing Internet access on August 15, 1995. On November 6, 1998, the government opened the Indian Internet service provider market to private competition and granted Internet service provider licenses. The licensees include cable television operators and joint ventures between local companies and large international telecom providers. Internet service provider licenses are granted for 15 years, with only nominal license fees. Currently, pricing of Internet service provider services is not regulated by the Government of India, although it has the power to elect to do so through policy directives. The prices Internet service providers charge their subscribers and the interconnection charges between service providers are regulated by the TRAI. The charges for international gateways and other services presently being provided by VSNL are the subject of a dispute pending before the TRAI and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including our company. VSNL has priced these services at levels, which we believe are inconsistent with the terms and conditions on which VSNL has secured the bandwidth for its international gateways. The Telecom Disputes Settlement and Appellate Tribunal remanded the matter back to the TRAI, which decided against the ISPAI. The ISPAI has not yet decided on a further course of action. We are currently paying for bandwidth from VSNL at the higher rates and do not believe that the outcome of this dispute will be material to our business provided that the international gateway services market continues to be open to competition.

Sify Business Model

     We believe that the growth of the Internet and other network services in India has been inhibited by relatively high costs and poor user experiences caused by an inadequate telecommunications infrastructure and slow network connection speeds. We are committed to expanding and enhancing our private network backbone and to providing high quality technical support to attract users to our services. We believe that our services provide our customers with the ability to exchange information, communicate and transact business over the Internet with speed, efficiency, reliability and security superior to other Internet service providers. Key advantages of the Sify business model include:

•	End-to-end network solutions for business customers. We provide our business customers with a comprehensive range of Internet, connectivity, security and consulting, hosting and managed service solutions complemented by a broad base of web-based business applications. Our corporate services range from dial-up and dedicated Internet access, virtual private networks, security, web implementation, electronic commerce solutions and web hosting. Our end-to-end solutions enable our corporate customers to address their networking and data communication needs efficiently without having to assemble products and services from different value-added resellers, Internet service providers and information technology firms.

•	National private Internet protocol network backbone. We operate a large national Internet protocol data network in India. As of March 31, 2004, we owned and operated 67 points of presence serving more than 250 cities across India, representing an estimated 90% of the installed personal computer base in India. Our network provides the platform for the national delivery of Internet access to consumers as well as the backbone for our full range of corporate network/data services. Our private network infrastructure allows corporations to establish virtual private networks without dealing directly with the government telecom providers.

•	Internet content and electronic commerce websites customized for the Indian market. We view the Indian market as a series of specific market segments with unique cultural and topical interests, rather than an extension of a homogeneous, worldwide Internet market. We have assembled a team of India-based employees familiar with the local culture, language and business environments in our markets to develop Internet content and electronic commerce websites tailored for the Indian market. We regularly incorporate new and original third-party content suited to our local and regional audiences to enhance our customers’ online experience and to attract new users both within India and abroad. As a result of our local market knowledge, we have been able to increase traffic flow to our websites and to create brand awareness for our SifyOnline access service.

Strategy

     Our goal is to become the premier integrated Internet, network and electronic commerce solutions provider to businesses and consumers in India. Our principal business strategies to accomplish this objective are:

•	Invest in the continued enhancement and expansion of our network infrastructure to support customer growth, enter new markets and accommodate increased customer usage. We intend to continue to increase the capacity and geographic reach of our network in order to support subscriber growth, enter new markets and accommodate increased customer usage. We are committed to using proven technologies and equipment and to providing superior network performance. We have deployed asynchronous transfer mode, or ATM, switches on nine points of presence along our network. The rest of our network is based on Internet Protocol, or IP, and we are the first Indian service provider to have made our network Multi Protocol Label Switching (MPLS) compliant. We plan to procure international bandwidth by leasing capacity of multiple oceanic systems. As of March 31, 2004, we have leased an STM-1 from VSNL landing at Mumbai (Bombay) and another landing at Cochin. We believe that as the size and capacity of our network infrastructure grows, its large scale and national coverage will create economies of scale.

•	Increase penetration in our existing markets by expanding awareness of the “Sify” brand name to capitalize on our first mover advantage in India. We intend to capitalize on our first-to-market advantage in India to establish national service and a brand name in advance of other private competitors. As of March 31, 2004, we had more than 680,000 retail Internet subscribers and 1,725 iway cybercafés, of which 34 were owned and 1,691 were franchised. Approximately 98% of these iways are on broadband, which provides the user with significantly faster access speeds. Our marketing strategy includes print, television and radio advertising, direct mailing campaigns targeting personal computer owners and operating with “cybercafés.” We are also actively promoting our broadband services to homes by either the multi dwelling route or through cable television operators. As of March 31, 2004, we had tie-ups with more than 400 cable television operators across 15 cities. We believe that increased focus on delivery of broadband services by the TRAI will drive this business forward in the immediate future.

•	Expand our services with new technologies to enable our customers to use the Internet more effectively. We continually seek to expand the breadth of our service offerings with new technologies. For example, we launched a new generation billing software in our cybercafés where the user can pay by the minute, which distinguishes our iways from the cybercafés operated by our competitors. Our cybercafés prominently display the Sify and SifyOnline brands and offer a full range of our Internet connectivity services. We also introduced a number of other services, including Internet telephony at select cybercafés in April 2002, video conferencing, e-mail designed for regional Indian dialects, a user customized portal site and micro-payments.

•	Strengthen our Internet portal and other Internet content websites with more content tailored to Indian interests worldwide. Our portals, www.sify.com and www.samachar.com, function as initial gateways to the Internet, the user’s starting point for web browsing and other Internet services, for our consumer Internet service provider subscribers and cybercafé users. Our portals are media rich, user friendly, interactive websites offering hyperlinks to a wide variety of websites and services, including our own websites. Our websites cater to a variety of Indian interests within and outside of India. To achieve our goal of developing the premier Internet portal focused on the Indian market, we intend to continue to expand and improve the quality of www.sify.com, and are developing additional content oriented towards topical and cultural interests of Indians worldwide. In addition, we are forming strategic alliances with several offline media partners to deliver content to our users. As the availability of Internet access expands in India, we believe that increasing numbers of Internet users will be attracted to our high quality websites and online content designed specifically for the Indian consumer. We will seek to attract advertisers, electronic commerce merchants and third-party content providers trying to reach our users in order to generate additional revenues for sify.com.

•	Expand our customer distribution channels through strategic alliances to take advantage of the sales and marketing capabilities of our strategic partners .We intend to continue to expand our customer acquisition channels, for both our consumer Internet access and corporate network/data services. We have arrangements with leading personal computer manufacturers to bundle our SifyOnline Internet access service with the sale of their personal computers in India.

•	Pursue selective strategic investments, alliances and acquisitions to expand our customer base, increase utilization of our network and add new technologies to our service mix. We believe that our growth can be supplemented by selective acquisitions of complementary businesses. We may seek to expand our market presence in our corporate network business through the acquisition of web hosting, data center, web implementation and/or systems integration companies serving India, the United States or other markets. We will also consider acquisitions of Internet service providers that have a significant or growing customer base in our current or targeted markets.

•	Expand into international markets for providing managed network services. Our network and application level support can be provided remotely with a minimum of on-site presence. We are seeking to provide these services to international markets. The tools utilized to provide these services were developed in-house on Linux/open source platforms and we plan to upgrade these tools in the future to meet customer requirements. We expect our expertise in network management, to enable us perform these services to international customers at lower costs. We also intend to provide managed security solutions, including monitoring and vulnerability assessment, in addition to managed firewall and intrusion detection services.

•	Superior end-user performance and customer support. We provide a high level of customer service, network performance and technical support to maximize customer satisfaction. A significant number of our employees are engaged in our customer service or technical support departments, which operate 24-hours-a-day, seven-days-a-week. Our network engineers continually monitor network traffic and congestion points to deliver consistent, high quality network performance. Our backend processes are ISO 9001:2000 compliant for network operations, data center operations and customer care. Our strategy of providing superior network performance and customer service is designed to result in significant customer growth from referrals and industry recognition.

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

     In February 2002, we became the first Indian company to be certified ISO 9001: 2000 for network services, data center operations and customer relationship management. The ISO 9001: 2000 certification from Det Norske Veritas (DNV), Netherlands under the RvA accreditation scheme provides recognition for self-defined benchmarks against international companies with respect to facilities, metrices, processes and practices. Our corporate network/data services were also certified 9000:2001 compliant for pre-sales, sales, project management and backend operations in September 2003.

     VPN Services. We offer VPN services for both small and large corporate customers. We offer virtual private network based on IPSec and MPLS, which provide corporate connectivity for transaction-based VPNs as well as high bandwidth transfers. We are the first service provider in India to provide MPLS-based quality of service in India on its entire network. We provide complex solutions to various clients enabling them to run their mission critical applications on our backbone. Through VPN services, we provide intranet and extranet connectivity covering the various constituents of an enterprise – including regional and branch offices, mobile employees and the demand and supply value chain. Intranets are corporate networks that rely on Internet-based technologies to provide secure links between corporate offices and secure access to internal company data. Extranets expand the network to selected business partners through secure links on the Internet.

     We offer international IP VPNs for customers to connect with their international partners, offices or customers. This connectivity is provided using our Business Class Internet Bandwidth with quality of service built in through our MPLS offering. The connectivity is a robust Service Level backed up by multiple international paths built on diverse cable systems.

     We are a partner of MCI in India and provide dial-up access to MCI’s roaming international clients in India. Through our partnership, we enable MCI customers traveling in India to connect to their corporate network and systems resources using the Internet. We offer Internet access through a local phone call in all locations in India that are serviced by our network points of presence. Our service allows Internet connectivity from India without incurring international telephone charges. For providing our network services, we receive a portion of the fees paid by MCI’s customers when using its service in India.

     Web-based services. We offer web-hosting accounts for companies and other organizations that wish to create their own websites without maintaining their own web servers and Internet connections. Our web hosting services feature advanced web servers for high speed and reliability, high capacity connections to the Internet and specialized customer support and security features. Our co-location services accommodate customers who prefer to own their servers, but require the high performance and reliability of our Internet data center. Co-location customers are typically larger enterprises employing more sophisticated Internet hardware and software and having the expertise to maintain their websites and related equipment.

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

     Data Center. Our data centers in Mumbai (Bombay) and Chennai (Madras) have been designed to act as reliable secure and scalable facilities to host mission-critical applications with the capacity to host over 8,000 servers. Through these data centers, which are connected to the DOT’s telecom backbone by redundant fiber optic links, we offer co-location and hosting services with an uptime of 99%.

     Safescrypt Limited. In partnership with Verisign, a leading provider of Internet trust services, we have formed a wholly owned subsidiary, Safescrypt Limited, to provide managed digital certificate-based authentication services in India. Safescrypt Limited is the principal affiliate of Verisign in India and is a member of Verisign’s Global Affiliate Network. Safescrypt Limited was accredited as the first Certifying Authority for issuance of Certificate for Digital Signature by the Ministry of Information Technology, Government of India.

     Our corporate network/data services division accounted for approximately 48.4%, 49.6%, 50.0% and 49.8%, respectively, of our revenues in fiscal years 2001, 2002, 2003 and 2004. Recent trends cause us to believe that corporate services will continue to be the largest part of our business for the immediate future.

     Internet access services.

     We offer dial-up Internet access, e-mail and web page hosting to consumers in India through convenient online registration and user-friendly software. In November 1998 after deregulation of the Internet service provider market in India, we launched our Internet service provider business and became the first private Internet service provider in India. Dial-up internet access is sold to customers either for a specified number of hours or for an unlimited usage within a specified period of time. Our unlimited usage service allows a user up to six hours of Internet access per day. This business has been under increasing pressure from incumbent telecom operators who provide basis telephony services by bundling Internet services with basic telephony services, these providers are able to subsidize their Internet service offerings.

     In the last two years, we have been focusing more on providing public Internet access to consumers through cybercafés, which we refer to as “iways.” Because the personal computer penetration rate in India is relatively low, iways are designed to provide public Internet access to the significant portion of the Indian population that does not own a personal computer. As of March 31, 2004, we had 1,725 iways in 55 cities, of which 1,691 cybercafés were franchised and 34 cybercafés were owned and operated by our company. We believe that iways will expand access to our portal and websites to consumers who do not own a personal computer or have Internet access at home. iways offer a full range of Internet connectivity services, including VoIP. As of March 31, 2004, we had more than 1,000 iways, that were enabled for providing VoIP.

     In connection with our franchised iways, we grant each franchisee a non-exclusive license to operate the cybercafé using our logo, brand and trade names. We enter into an agreement with the franchisee establishing the rights and obligations of each party. The cybercafés are owned and operated by the franchisees. The franchisee procures the retail space, invests in furniture, interior decor, PCs, point of sale signage and employs/trains the franchisee staff. The franchisee is responsible for the maintenance of the premises and interface with customers. We provide the complete backend support, including bandwidth, the authentication/usage engine and the billing/collection system. In connection with the establishment of a franchised iway, we receive an initial franchise fee that covers the following upfront services rendered by our company:

•	conducting a market survey and deciding on the best location for the cybercafé;

•	installing the broadband receiver equipment on the roof top of the cybercafé and “connecting” it to one of our broadcasting towers;

•	obtaining the regulatory approvals for clearance of the site for wireless transmission at the allotted frequency range;

•	installing the wiring from the receiver unit to the individual PCs;

•	assistance in obtaining facilities, including computers and interiors; and

•	providing the operations manual with instructions and guidelines for running the cybercafé.

     We are also promoting our broadband services to homes by either the multi-dwelling route or through cable television operators or CTOs. As of March 31, 2004, we had tie-ups with approximately 435 CTOs and had wired more than 600 multi-dwelling units across 15 cities.

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

     We expect the market for consumer Internet access to remain highly price competitive as late market entrants attempt to acquire customers. Our dial up service offerings come in a number of packages, designed to attract beginning Internet users and service the needs of advanced users. Our efforts are to provide more and more value added services to our customers. All our customers are supported by 24-hour-a-day, seven-day-a-week customer service. Our services are offered only on a prepaid basis and can be renewed online. The current monthly charge for Internet access is Rs.199, which allows a user up to six hours of Internet browsing per day. We also offer a three month subscription for Rs.499, which also allows up to six hours of Internet browsing per day. Subscribers can access a single number for customer service and technical support. Subscribers can also e-mail their questions directly to a customer service and technical support address at our company.

     The most common connection technique is for subscribers to dial-up to our system using a personal computer configured with a modem. A subscriber who is within local dialing range of one of our points of presence can access the Internet with a local telephone call. In addition to paying for Internet access, the customer is responsible for the cost of the call, which currently is Rs.1.3 (2.7¢) per 3 minutes. We estimate that substantially all of our subscribers access our services with a local telephone call. Subscribers who access our services with a long-distance telephone call are responsible for the long-distance charges. We believe that a critical element of consumer satisfaction is to have an adequate number of access lines available to assure prompt and reliable connection to our service.

     Our Internet access services division accounted for approximately 38.3%, 32.7%, 33.8% and 38.9%, respectively, of our revenues in fiscal years 2001, 2002, 2003 and 2004. The decrease in Internet access services division revenues as a percentage of total revenues from fiscal year 2001 to fiscal year 2002 was due to competition and pricing pressures in the market for dial up services and the growth of our corporate customer base. The increase in Internet access services division revenues as a percentage of total revenues from fiscal year 2002 to fiscal year 2004 was due to the revenues from our iways and from our broadband offerings, which were sufficient to offset a declining contribution to total revenues from the dial up segment.

     Online portal and content offerings.

     We operate an online portal, primarily consisting of the group of websites under www.sify.com and www.samachar.com, that function as principal entry points and gateways for accessing the Internet by providing useful web-related services and links. We also offer related content sites specifically tailored to Indian interests worldwide in four local Indian languages. Our portal site, www.sify.com, is designed to be the initial launch screen for all of our SifyOnline customers and Iway users, but can also be accessed by Internet users worldwide.

As a portal, we provide a gateway to the Internet by offering information services, directory tools, e-mail, contests, Internet chat and electronic commerce activities such as online shopping and classified ads. We also allow the user to personalize the www.sify.com start page to include links to the user’s most frequently used features on the Internet, including particular search engines, free mail providers and favorite content sites. We allow online merchants to create their own e-commerce store hosted on our www.sify.com virtual shopping mall web page. Our customization features encourage users to make www.sify.com their first stop on the Internet and allow us to provide special privileges and benefits to our Internet service provider subscribers compared to users who access www.sify.com through another service provider. Our objective is to attract as many users as possible to generate revenues from advertising, sponsorship fees and electronic commerce transaction commissions. Content on the sites has been grouped into separate categories, including “News & Info,” “Connect,” “Entertainment,” “Lifestyle,” “Services,” “Finance,” “Sports” and “Interactives.”

     Today, there are probably more NRIs than Indians residing domestically who have access to the Internet. As a result, many content sites, including www.samachar.com and www.sify.com, have more users located outside of India than within. However, we believe that the market for content and services within India will develop rapidly. A number of new channels including Sify Discussions, Blogs, Groups, Itihaas (Indian history and culture), Astrology, Classifieds and Vacations were added to cater to a burgeoning section of Internet users that will also help build a loyal community of users. We have also launched Sify Mobile’s 4545, through which one can get news, sports coverage, entertainment news, stock quotes, ring-tons and logos for mobile phones and Samachar Money Transfer. To expand usage of our services domestically, we believe that we must provide more services with daily value, such as the ability to buy groceries or movie tickets online or to check an up-to-date movie review before buying a ticket.

     In fiscal years 2001, 2002, 2003 and 2004, our online portal and content offerings division accounted for approximately 11.8%, 13.1%, 8.3% and 3.0%, respectively, of our total revenues. The decrease in online portal and content offerings division revenues as a percentage of total revenues from fiscal year 2002 to fiscal year 2004 was due to a decrease in advertising revenues as a result of decreasing advertising expenditures by our customers combined with lower advertising rates.

Strategic Vendor Partnerships

     We maintain a number of strategic relationships with key vendors of Internet-related hardware, software and services. Some of these relationships are exclusive to us in India, subject in some cases to minimum sales thresholds. These relationships result in two significant benefits. First, they provide us with the ability to offer valuable services to our customers in India. In addition, these relationships help us market our services by providing us with access to our partners’ customer bases. Our network and related services are focused on meeting the needs of corporate customers, particularly in manufacturing and service organizations, which have a need to coordinate their activities with satellite operations such as dealers, distributors, agents and suppliers. For additional information regarding our relationships with these companies, please see “Item 10. Additional Information—Material Contracts.”

Corporate Customers

     We have established a diversified base of corporate customers in a variety of data intensive industries, including financial services, publishing, retail, shipping and manufacturing. Our corporate customer base has grown to over 850 customers. Based on fiscal year 2004 revenues generated by our corporate network/data services division, our largest corporate customers were MCI, GE Capital Services India, Wipro Limited, Gric Communication, I Pass Inc., Whirlpool of India Limited, Satyam Computer Services Ltd., Hutchison Essar South Limited, Ranbaxy Laboratories Limited, Indian Railway Catering and Tourism Corporation Limited, Pidilite Industries Limited, ITC Infotech India Ltd., Tata Consultancy Services, Mumbai and North Delhi Power Limited. No single customer accounted for more than 10% of our revenues in fiscal year 2004. The increased scope of the services we offer, particularly the provision of broadband services to our existing customers, and our acquisition of Wipro’s corporate customers has increased our market base.

Customer Service and Technical Support

     We believe that excellent customer support is critical to our success in attracting and retaining subscribers. We currently provide customer service and technical support via a local telephone call in all 67 cities in which we have a point of presence. Our web-based help desk and MIS system provides online information to our clients. Subscribers can also e-mail their questions directly to a customer service and technical support address at our company. Our customer service and technical support staff handles all questions regarding a subscriber’s account and the provision of our services and is available 24-hours-a-day, seven-days-a-week.

Sales and Marketing

     Corporate Offerings. The principal focus of our sales and marketing staff is existing and potential corporate customers. We seek to penetrate this market through trade publication ads, industry trade shows and seminars for the benefit of industry associations and potential customers. As of March 31, 2004, we had 135 employees dedicated to sales and marketing exclusively for our corporate offerings.

     Consumer Offerings. A key element of our business strategy is to increase our brand awareness and market penetration among consumers through a number of means including an expanded advertising campaign focused primarily on print advertising, direct mail and free software to consumers who become subscribers.

     In addition, we intend to continue to operate cybercafés under the “iway” brand name, and to enter into relationships with independent cybercafés to co-brand our websites with their businesses, in order to expand access to our portal and websites by consumers who do not own a personal computer or have Internet access at home. To increase Internet access and use of our websites by personal computer buyers, we have entered into arrangements with a leading PC manufacturers to have our Internet access software bundled with their computers sold in India.

Technology and Network Infrastructure

     We operate a national Internet protocol private data network with 67 points of presence serving more than 250 cities across India, representing an estimated 90% of the installed personal computer base in India. A point of presence is commonly defined as the ability to access online services in a market through a local telephone call or local leased lines. We operate our network facilities and customer service operations, which gives us greater control over the utilization and quality of our network. We have designed and built our network using advanced technologies and equipment which allows us to continue to expand the geographic range of our network, integrate improved data processing technologies and enhance speed and capacity with little or no disruption to our customers.

     Geographic Coverage. Through our national network of points of presence, our business and consumer Internet access customers are able to access the Internet in 67 of the largest markets in India via a local phone call on dialup or through our cybercafé chain or local leased lines. We have backbone points of presence, or POPs, in Ahmedabad, Bangalore, Bhopal, Kolkata (Calcutta), Chennai (Madras), Cochin, Chandigarh, Delhi, Hyderabad, Lucknow, Mumbai (Bombay) and Pune. These backbone points of presence, or primary nodes, reside at the core of a larger Internet protocol network with a partially meshed topology architecture. We also have additional points of presence, or secondary nodes, in Agra, Ajmer, Allahabad, Amritsar, Aurangabad, Baroda, Belgaum, Bhilai, Bhubaneshwar, Calicut, Coimbatore, Cuttack, Davengere, Ghaziabad, Goa, Gurgaon, Guwahati, Gwalior, Hubli, Indore, Jabalpur, Jaipur, Jalandhar, Jamnagar, Jamshedpur, Jodhpur, Kanpur, Kakinada, Karnal, Kota, Ludhiana, Madurai, Mangalore, Meerut, Mysore, Nagpur, Nasik, Patiala, Patna, Pondicherry, Raipur, Rajkot, Ranchi, Salem, Shimoga, Siliguri, Surat, Tirupur, Thiruvananthapuram, Tiruvalla, Trichy, Udaipur, Varanasi, Vijayawada and Vishakapatnam. Each point of presence contains data communications equipment housed in a secure facility owned, leased or operated on an infrastructure co-location basis by our company located near a Bharat Sanchar Nigam Limited (BSNL), Mahanagar Telephone Nigam Limited (MTNL) or private basic service operator (BSO) telephone switching station. Most points of presence contains a modem bank which receives and aggregates incoming calls from customers who access our system by modem connection through a local call on the public telephone system. The last mile of the Internet could be a leased line, ISDN or point-to-multipoint radio link in the 5.7 gigahertz range which we have licensed from the Wireless Planning Commission. Our larger corporate customers access the point of presence directly through leased lines or wireless links.

     Network Architecture. We ensure network reliability through several methods and have invested in proven technologies. We use Cisco routers to route traffic between nodes interconnected using a high speed interface. Most of our applications and network verification servers are manufactured by Sun, Dell and Hewlett-Packard.

     The primary nodes on the backbone network are connected by up to 42 Mbps high-speed fiber optic lines that we lease from long distance operators. The secondary nodes are connected by 2 Mbps or lower leased lines. A number of nodes are accessible from at least two other nodes, allowing us to reroute traffic in the event of failure on one route. We reduce our exposure to failures on the local loop by usually locating our points of presence within one segment of the central telephone exchange and purchasing connectivity from multiple exchanges. To further maximize our network uptime, we are continuing to install fiber optic connections directly from each of our primary nodes to the central exchange.

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

     Network Operations Center. We maintain a network operation center located in Chennai (Madras) and a backup secondary facility in Mumbai (Bombay). The Chennai facility houses our central network servers as well as our network staff which monitors network traffic, service quality and equipment at all our points of presence to ensure a reliable Internet service. These operation centers are staffed 24-hours-a-day, seven-days-a-week. We have backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability.

Competition

     General. We face competition in each of our markets and expect that this competition will intensify as the markets in India for corporate network/data services, Internet access services and online content develop and expand. We compete primarily on the basis of service, reliability and customer support. Price and ease of use are also competitive factors.

     Corporate network/data services. Our competitors for many private network services include government services, companies that have built and operate their own private data networks, satellite communications agencies, such as Bharti BT, Comsat, HCL Comnet and Hughes, and terrestrial network providers, such as Bharti Broadband, HCL Infinet and Tata Internet.

     Internet Access Services. As of December 31, 2003, approximately 189 companies were operational with an Internet service provider license in India. Our principal competitor was VSNL, a telecom provider that was controlled by the Government of India until recently. During 2003-04, BSNL and MTNL, the leading government owned telecom providers, have grown significantly by bundling their Internet services with basic telephony services. These operators had approximately 41% of the market share as of December 31, 2003 and have today emerged as the largest Internet service providers. Subscribers to private ISP’s have dropped by approximately 19% from December 2002 to December 2003. We expect other telecom providers to emerge as competitors in the future. We also expect prices to continue to fall as more competitors enter the market. Further, we believe that it is inevitable that the large, foreign Internet service providers will eventually attempt to enter the Indian market through local joint ventures or other means. We expect the market for consumer Internet access to remain extremely price competitive as late market entrants attempt to acquire customers.

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

     There is no single significant competitor in the cybercafé space. Reliance Infocom, a member of the Reliance group, has publicly expressed its intent to enter the cybercafé business through its WebWorld business. Currently, the market is highly fragmented and dominated by individual entrepreneurs who own internet cafes, with a few PC’s connected to the Internet through a leased line or ISDN line. With considerably low overheads on building and managing the café, these individuals are able to offer browsing at lower rates. We compete by offering faster browsing speeds, improved overall ambience at our iways, convenient billing systems and roaming facilities.

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

Government Regulation

     Our business is subject to comprehensive regulation by the Ministry of Communications through the Telecom Commission and the Department of Telecommunication, or DOT, pursuant to the provisions of the Indian Telegraph Act of 1885, or Telegraph Act, the India Wireless Telegraphy Act, 1933, or Wireless Act, and the terms of our Internet service provider license issued by the DOT under which we operate. Pursuant to the Telegraph Act, the provision of any telecommunications services in India requires a license from the Government of India, obtained through the DOT. While the Telegraph Act sets the legal framework for regulation of the telecommunications sector and the Wireless Act regulates the possession of wireless telegraphy equipment, much of the supervision and regulation of our company is implemented more informally through the general administrative powers of the DOT, including those reserved to the DOT and other governmental agencies under our license.

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

     The TRAI also has the authority to, from time to time, set the rates at which domestic and international telecommunications services are provided in India. The TRAI does not have authority to grant licenses to service providers or renew licenses, functions that remain with the DOT. The TRAI, however, has the following powers:

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

     We began offering Internet access services on November 22, 1998, and as of March 31, 2004, we operated 67 Internet access nodes. In November 1998, the Government of India opened the Internet service provider market to private competition, and the DOT instituted a mandatory license requirement for the provision of Internet services. We entered into a license agreement with the DOT on November 12, 1998 with effect on the same day, under which we were granted a license to provide national Internet services on a non-exclusive basis. The terms and conditions of our license are generally consistent with the policy for licensing Internet service providers. The term of our license is 15 years. Our license can be revoked by the DOT if we breach the terms and conditions of the license. The DOT retains the right to take over our network and to modify, revoke, terminate or suspend the terms and conditions of the license at any time if, in its opinion, it is necessary or expedient to do so in the interest of general public, or for the proper operation of the telecommunications sector or for security considerations. The DOT also retains the right to review the terms of our license based on changes in national telecommunications policy. We are not allowed to assign or transfer our rights under our license without the prior written consent of the DOT.

     The Government of India has revised foreign investment policies permitting up to 74% foreign equity in an Internet service provider that operates its own international gateways. We currently do not operate any international gateways and are technically allowed to have 100% foreign equity in our company, subject to all clearances and approvals.

     Our license also requires us to ensure that objectionable, obscene and unauthorized content, or any other content, messages or communications infringing copyrights, intellectual property rights and domestic and international cyber laws or which is inconsistent with the laws of India, is not carried on our network.

     Although under the terms of our license we are free to fix the prices we charge our subscribers, the TRAI may set prices for the provision of Internet access services generally. We are permitted to use encryption to safeguard information transmitted over our network. However, if we use a higher level of encryption than that specified by the Government of India, our license requires us to deposit a set of keys with the Government of India. License fees are waived through October 31, 2003, and a nominal license fee of Re.1 per annum is payable from November 1, 2003. Our obligations under the license are secured by a performance bank guarantee in the amount of Rs.10.0 million ($0.2 million).

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

Organization Structure

     The company is not part of any group. A list of subsidiaries and relevant information about them is given in Exhibit 8.1.

Property, plant and equipment

     We own our approximately 100,000 square foot corporate headquarters located in Chennai (Madras), India and an approximately 20,000 square foot regional office in Mumbai (Bombay). We lease an approximately 3,500 square foot network operations center in Chennai, a 20,000 square foot data center in Vashi, Mumbai and a 6,000 square foot office space in Prabhadevi, Mumbai. Our Chennai facility houses our central network servers as well as our network staff which monitors network traffic, service quality and equipment at all our points of presence, or POPs, to ensure a reliable Internet service. Most of our POPs are staffed 24-hours-a-day, seven-days-a-week. Our POPs average approximately 750 square feet at each location. We have backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability. We have POPs in Agra, Ahmedabad, Ajmer, Allahabad, Amritsar, Aurangabad, Bangalore, Baroda, Belgaum, Bhilai, Bhopal, Bhubaneshwar, Kolkata (Calcutta), Calicut, Chandigarh, Cochin, Coimbatore, Cuttack, Davengere, Delhi, Goa, Gurgaon, Guwahati, Hubli, Hyderabad, Indore, Jabalpur, Jaipur, Jalandhar, Jamnagar, Jamshedpur, Jodhpur, Kakinada, Karnal, Kota, Kanpur, Lucknow, Ludhiana, Madurai, Mangalore, Meerut, Nagpur, Nasik, Patiala, Patna, Pondicherry, Pune, Raipur, Rajkot, Ranchi, Salem, Shimoga, Siliguri, Surat, Tirupur, Thiruvananthapuram, Tiruvalla, Trichy, Udaipur, Varanasi and Vijayawada. As we expand our operations, we anticipate leasing additional facilities in each city in which we develop a point of presence.

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

Overview

     Please see the section entitled “Item 4. Information on the Company—Business Overview” in this annual report.

Operating Results

     The primary operating segments of our company include:

•	corporate network/data services, which include private network services, messaging services and web hosting for businesses;

•	internet access services;

•	online portal services and content offerings; and

•	other services, such as development of content for e learning.

     In Note 27 to our consolidated financial statements, we provide supplemental segment data, which provides separate revenue and operating income (loss) information for each of these business segments. This information is available in Item 18 — Financial Statements of this annual report and is incorporated herein by reference.

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

     Internet access services

     Internet access services include dial-up Internet access revenues, public Internet access revenues and revenues from broadband delivery through cable television operators, or CTOs and multi dwelling units, or MDUs. Dial-up internet access is sold to customers either for a specified number of hours or for an unlimited usage within a specified period of time. Customers purchase a CD-ROM that enables them to access the Internet. The amounts received from customers on the sale of these CD-ROMs are not refundable. We recognize revenue from sale of CD-ROMs based on usage by the customer. At the end of the specified period, the remaining unused hours, if any, are recognized as revenue. Revenue from unlimited internet access and electronic mail access is recognized over the specified period.

     Public Internet access is provided to customers through a chain of franchisee cybercafé outlets and, to a lesser extent, Sify-owned cybercafés. Initial franchise fee revenue is recognized at the time of commencement of operations by the franchise. Broadband delivery to homes is provided to customers through a network of CTOs and directly to MDUs.

     Online portal services and content offerings

     Online portal services and content offerings revenues include advertising revenues from the various channels of our internet portal, www.sify.com. We enter into contracts with customers to serve advertisements in the portal, and we are paid on the basis of impressions, click-throughs or leads.

     Other services

     Other services include revenue from our subsidiary, Sify E-learning Limited. We upload content for e learning to facilitate web-based learning in various organizations. Revenue from such projects is recognized on the proportionate performance method.

Expenses

     Corporate network/data services

     Cost of revenues for the corporate network/data services division consists of telecommunications costs necessary to provide services, customer support costs, cost of goods in respect of communication hardware and security services sold and the cost of providing network operations. Telecommunications costs include the costs of international bandwidth procured from VSNL and satellite gateway providers and are required for access to the Internet, providing local telephone lines to our points of presence, the costs of using third-party networks pursuant to service agreements, leased line costs and costs towards spectrum fees payable to Wireless Planning Commission (WPC) for provision of spectrum in the 5.7 ghz range to enable connectivity to be provided on the wireless mode for the last mile. Depreciation of plant and equipment has not been included in the cost of revenues since a significant part of the fixed assets are not directly identifiable.

     Internet access services

     Cost of revenues for the Internet access services division consists primarily of recurring telecommunications costs necessary to provide service to subscribers, direct costs paid to franchisees for running the iways and to Cable television operators for providing Internet services through cable to customers. Another recurring cost included in cost of revenues is the personnel and related operating expenses associated with customer support and network operations. We expect that customer support and network operations expenses will decrease as a percentage of revenues as we more efficiently utilize these capabilities across a larger customer base and across multiple business segments.

     Online portal services and content offerings

     Cost of revenues for the online portal and content offerings division includes the cost of procuring and managing content for the websites and the cost of third-party software.

Selling, General and Administrative expenses

     Selling, general and administrative expenses consists of salaries and commissions for sales and marketing personnel, salaries and related costs for executive, financial and administrative personnel, sales, marketing, advertising and other brand building costs, travel costs, and occupancy and overhead costs.

     A total of 1.8 million equity shares are reserved for issuance under our Associate Stock Option Plan. As of March 31, 2004, we had outstanding an aggregate of 1,259,500 options (net of 758,770 options forfeited by employees or expired) under our ASOP with a weighted average exercise price equal to approximately Rs.175.54 ($4.04) per equity share. The unamortized deferred compensation related to these grants amounted to Rs.14.3 million ($0.32 million) as of March 31, 2004.

     We depreciate our tangible assets on a straight-line basis over the useful life of assets, ranging from two to five years and, in the case of buildings, 28 years. Historically, we have amortized the goodwill recognized in acquisition transactions on a straight-line basis over five years. Subsequent to our adoption of SFAS No. 142, Goodwill and Other Intangible Assets, we no longer amortize goodwill or indefinite lived intangible assets. In accordance with our accounting policy, during fiscal 2002, our management assessed the goodwill that we were carrying on our books in connection with the significant acquisitions and investments made by us in Internet content and commerce companies in 1999 and 2000, including IndiaWorld Communications and IndiaPlaza.com. Based on that evaluation, which was measured at the enterprise level, we concluded that these intangible assets were impaired. Accordingly, during the fiscal 2002, we recorded a non-cash charge of Rs.4,112.7 million to write-off all of the goodwill related to these acquisitions. Impairment of Rs.15.0 million was recognized in fiscal 2002 in respect of other investments. In addition, during fiscal 2002, we recorded a non-cash charge of Rs.1,089.9 million to reflect an impairment of investment in affiliate related to our investment in CricInfo Limited. We assess for impairment of long-lived assets under SFAS No. 144. The carrying value of long-lived assets are compared with the adjusted estimated future cash flows at the identifiable business segment level. If the sum of such undiscounted cash flows is less than the aggregate carrying amount, the asset is not recoverable and the impairment loss is recognized. During fiscal 2004, we recorded an impairment charge of Rs.22.6 million ($0.5 million).

     In addition to our operations and those of our consolidated subsidiaries, our financial statements include our pro rata share of the financial results of those companies in which we have significant, non-controlling minority interests, such as Wisden Cricinfo Limited and Refco Sify Securities Private Limited. These investments are accounted for under the equity method of accounting. In December 2002, we divested our entire stake in Placements.com Private Limited. In February 2004, we sold our investments in Wisden Cricinfo Limited for a total consideration of Rs.61.21 million (GBP 0.74 million), which includes repayment of loan made to Wisden Cricinfo of Rs.22.9 million (GBP 0.3 million).

     Since our inception till fiscal 2003, we have experienced negative cash flow from operating activities and have incurred net losses. Our ability to generate positive cash flow from operations and achieve profitability is dependent on our ability to continue to grow our revenues base and achieve further operating efficiencies. For fiscal 1999 through 2003, we incurred negative cash flow from continuing operations of approximately, Rs.172.1 million, Rs.596.9 million, Rs.1,133.4 million, Rs.775.7 million, and Rs.238.3 million respectively. During fiscal 2004, we generated cash from operating activities of Rs 274.0 million ($6.3 million). For fiscal years 1999 through 2004, we incurred net losses of approximately Rs.187.4 million, Rs.381.9 million, Rs.2,509.0 million, Rs.7,202.5 million, Rs.1,329.4 million and Rs.371.3 million ($8.6 million), respectively. We may not be able to realize sufficient future revenues to recover our present investment in network infrastructure and online content offerings or continue achieving positive cash flow or profitability in the future. As of March 31, 2004, we had an accumulated deficit of approximately Rs.12,109.1 million ($279.0 million). For additional information, see “Item 3. Key Information—Risk Factors.”

     Certain prior-year’s amounts have been reclassified to conform to the current year’s presentation.

Results of Operations

Year ended March 31, 2004 compared to year ended March 31, 2003

     Revenues. We recognized Rs.2,801.2 million ($64.5 million) in revenues for the fiscal year ended March 31, 2004, as compared to Rs.1,994.2 million for the fiscal year ended March 31, 2003, representing an increase of Rs.807 million, or 40.5%. This increase was attributable to a Rs.414.1 million increase in revenues generated by our Internet access services business and a Rs.397.5 million increase in revenues generated by our corporate network/data services business.

     Our corporate network/data services business obtained a significant number of new orders from prominent customers with operations throughout India, especially those operating in the BPO segment. There was also a large increase in additional business from existing customers as they continued to increase network connectivity for connecting their offices in India and abroad.

     The increase in Internet access revenues was primarily due to an increase in revenues earned from iway customers as the iway network was expanded from 844 cafes in 15 cities as of March 31, 2003 to 1,725 cafes in 55 cities in March 2004. The increase in Internet access revenues can also be attributed to revenues from broadband delivery through a network of CTOs. We commenced our broadband access operations through CTOs in the current year and as of March 31, 2004, we had arrangements with 465 CTOs. In addition the number of MDUs receiving our services increased from 350 in the previous year to 650 in the current year.

     Our online portal and content offerings division accounted for Rs 84.2 million of revenues for the fiscal year ended March 31, 2004, as compared to Rs.164.9 million for the fiscal year ended March 31, 2003, representing a decrease of Rs.80.7 million, or 48.9%. The decrease can be primarily attributed to decrease in revenues consequent to the sale of IndiaPlaza.

     Revenues generated by our other businesses and subsidiaries increased by Rs.76.1 million, or 48.4%, primarily as a result of revenues generated by our eLearning division. This division primarily derived its revenues from the design and development of content for Element K, a company based in the United States that provides tutorials over the web. This division has also entered into a number of new contracts for content development with other companies in the United States and Europe. In accordance with an agreement that we entered into with Element K, approximately 175 personnel working for our eLearning division were transferred to the newly established Element K development centre in Chennai in January 2004. Although our work for Element K has substantially ended, the eLearning division continues to do business with other customers.

     Cost of Revenues. Cost of revenues were Rs.1,476.7 million ($34.0 million), or 52.7% of revenues, for the fiscal year ended March 31, 2004, compared to Rs.1,264.1 million, or 63.4% of revenues, for the fiscal year ended March 31, 2003, representing an increase of Rs.212.6 million, or 16.8%. This increase was due to a Rs.175.8 million increase in cost of goods sold primarily due to an increase in direct expenses paid to franchisees for operating franchised cybercafes and direct costs paid to CTOs’ for providing broadband delivery through cable, an increase in direct personnel costs by Rs.37.0 million and an increase in international bandwidth and lease line charges by Rs 23.8 million offset by a Rs.24.0 million decrease in other costs. The marginal increase in bandwidth costs is a combination of increased revenues from value added and other services and a decrease in bandwidth rates, both as a result of lower rates negotiated on higher volumes as well as the result of competitive forces that have driven down costs both in the international and national bandwidth costs.

     Selling, general and administrative expenses. Selling, general and administrative expenses were Rs.1,208.9 million ($27.9 million) for the fiscal year ended March 31, 2004, compared to Rs.1,090.9 million for the fiscal year ended March 31, 2003, representing a increase of Rs.118.0 million, or 10.8%. This increase was largely on account of Rs.117.7 million increase in administrative and other expenses, and an increase in marketing promotion expenses by Rs.19.1 million offset by a decrease in personnel expenses by Rs.18.8 million. The increase in other expenses is mainly on account of amortization of employee loans of Rs.57.6 million.

     Provision for doubtful debts. Provision for doubtful debts was Rs.76.5 million ($1.8 million) for the fiscal year ended March 31, 2004, compared to Rs.156.2 million for the year ended March 31, 2003, representing a decrease of Rs.79.7 million, or 51%. The decrease is mainly on account of reduction in older debts.

     Impairment of assets. Impairment of assets was Rs.23.0 million ($0.5 million) for the fiscal year ended March 31, 2004, compared to Rs.247.0 million for the year ended March 31, 2003, representing a decrease of Rs.224 million, or 90.7%.

     Depreciation. Depreciation was Rs.481.8 million ($11.1 million) for the fiscal year ended March 31, 2004, compared to Rs.474.3 million for the year ended March 31, 2003, representing an increase of Rs.7.5 million, or 1.6%.

     Amortization of intangible assets. Amortization of intangible assets was Rs.50.2 million ($1.2 million) for the fiscal year ended March 31, 2004, compared to Rs.69.9 million for the year ended March 31, 2003 representing a decrease of Rs.19.7 million, or 28.2%.

     Foreign exchange loss. Foreign exchange loss was Rs.52.2 million ($1.20 million) for the fiscal year ended March 31, 2004, compared to Rs.0.02 million for the year ended March 31, 2003. This loss is mainly on account of depreciation of the US dollar against the Indian Rupee, which impacted cash held in foreign currency.

     Amortization of Deferred Stock Compensation expenses. Amortization of deferred stock compensation expenses was Rs.28.0 million ($0.6 million) for the year ended March 31, 2004, compared to Rs.57.7 million for the year ended March 31, 2003, representing a decrease of Rs.29.7 million.

     Equity in loss of affiliates. Equity income of affiliates was Rs.80.1 million ($1.9 million) for the year ended March 31, 2004, compared to equity in losses of affiliates of Rs 26.1 million for the year ended March 31, 2003, representing a decrease of

Rs.106.2 million, or 406.9%. This is primarily on account of increase of equity in profit of affiliates of Rs.67.8 million and an increase in gain on sale of investments of Rs.38.5 million.

     Other income (net). Other income was Rs.144.1 million ($3.3 million) for the year ended March 31, 2004, compared to Rs.52.9 million for the year ended March 31, 2003, representing an increase of Rs.91.2 million, or 172.2%. The increase was primarily on account of the gain on the sale of securities held for sale amounting to Rs.6.7 million and the sale of a subsidiary company amounting to Rs.76.1 million.

     Net Loss. Our net loss was Rs.371.3 million ($8.5 million) for the year ended March 31, 2004, compared to a net loss of Rs.1,329.4 million for the year ended March 31, 2003.

Year ended March 31, 2003 compared to year ended March 31, 2002

     Revenues. We recognized Rs.1,994.2 million ($42.0 million) in revenues for the year ended March 31, 2003, as compared to Rs.1,577.5 million for the year ended March 31, 2002, representing an increase of Rs.416.7 million, or 26.4%. This increase was attributable to a Rs.215.2 million increase in revenues generated by our corporate network/data services business and a Rs.158.4 million increase in revenues generated by our Internet access services business. Our corporate network/data services business obtained a significant number of new orders from prominent customers with operations throughout India. The increase in Internet access revenues was mainly on account of an increase in prices charged to customers in the dial-up business and increased revenues from iway cafes. Our online portal and content offerings division accounted for Rs 164.9 million of revenues for the year ended March 31, 2003, as compared to Rs.207.1 million for the year ended March 31, 2002, representing a decrease of Rs.42.2 million, or 20.4%. Revenues generated by our other businesses and subsidiaries increased by Rs.85.3 million, or 119%, primarily as a result of revenues generated by our wholly owned subsidiary, Sify eLearning Limited. Sify eLearning Limited, which derives its revenues from the design and development of content for Element K, a company based in the United States that provides tutorials over the web. The contract between Satyam Education Services Limited and Element K expires in September 2003. The renewal of the contract is under discussion and continued revenues from this business will depend on the terms of this renewal agreement.

     Cost of Revenues. Cost of revenues were Rs.1,264.1 million ($26.6 million), or 63.4% of revenues, for the year ended March 31, 2003, compared to Rs.1,192.7 million, or 75.6% of revenues, for the year ended March 31, 2002, representing an increase of Rs.71.4 million, or 6.0%. This increase was due to a Rs.99.8 million increase in cost of goods sold as result of a Rs.50.5 million increase in direct expenses paid to franchisees for operating franchised iway cafes and an increase in direct personnel costs of our eLearning subsidiary as we hired additional employees, offset by a Rs.76.4 million decrease in international bandwidth and leased line costs resulting from our negotiations with suppliers and marginal changes in direct personnel and other costs.

     Selling, general and administrative expenses. Selling, general and administrative expenses were Rs.1,090.9 million ($23.0 million) for the year ended March 31, 2003, compared to Rs.1,256.8 million for the year ended March 31, 2002, representing a decrease of Rs.165.9 million, or 13.2%. This decrease was largely on account of Rs.115.0 million decrease in administrative and other expenses, a decrease in marketing promotion expenses by Rs.43.4 million and a decrease in personnel expenses by Rs.7.5 million. These decreases in expenses are mainly on account of reduction in expenses incurred.

     Provision for doubtful receivables and advances. Provision for doubtful receivables and advances was Rs.156.2 million ($3.3 million) for the year ended March 31, 2003, compared to Rs.101.5 million for the year ended March 31, 2002 representing an increase of Rs.54.7 million, or 53.9%. This increase is on account of change in our credit and provisioning policy.

     Amortization / Impairment of goodwill. Amortization / Impairment of goodwill for the fiscal year ended March 31, 2003 was nil, compared to an impairment of Rs.4,127.7 million and an amortization of Rs.293.0 for the fiscal year ended March 31, 2002. With the adoption of SFAS No. 142, we no longer amortize goodwill for indefinite lived assets. Goodwill was tested and assessed with no charge for impairment for the year ended March 31, 2003.

     Impairment of assets. Impairment of assets was Rs.247.0 million ($5.2 million) for the year ended March 31, 2003, compared to nil for the year ended March 31, 2002. This impairment charge relates to certain assets identified to have carrying value not considered to be recoverable.

     Depreciation. Depreciation was Rs.474.3 million ($10.0 million) for the year ended March 31, 2003, compared to Rs.574.9 million for the year ended March 31, 2002, representing a decrease of Rs.100.6 million, or 17.5%.

     Amortization of intangible assets. Amortization of intangible assets was Rs.69.9 million ($1.5 million) for the year ended March 31, 2003, compared to Rs.29.3 million for the year ended March 31, 2002 representing a decrease of Rs.40.6 million, or 138.6%.

     Amortization of Deferred Stock Compensation expenses. Amortization of deferred stock compensation expenses was Rs.57.7 million for the year ended March 31, 2003, compared to Rs.9.7 million for the year ended March 31, 2002, representing an increase of Rs.48.0 million.

     Equity in loss of affiliates. Equity in loss of affiliates was Rs.26.1 million for the fiscal year ended March 31, 2003, compared to Rs.1,225.5 million for the fiscal year ended March 31, 2002, representing a decrease of Rs.1,199.4 million, or 97.9%. This decrease was primarily due to an impairment charge of investments amounting to Rs.1,089 million during the previous year. The decrease in operating losses in the affiliates is a result of the sale of certain investments during the year and an improvement in the performance of certain investments of our company. We also recorded a gain on sale of investments during the year amounting to Rs.24.6 million.

     Other income (net). Other income was Rs.52.9 million for the fiscal year ended March 31, 2003, compared to Rs.32.7 million for the fiscal year ended March 31, 2002, representing an increase of Rs.20.2 million, or 61.8%.

     Net Loss. Our net loss was Rs. 1,329.4 million for the fiscal year ended March 31, 2003, compared to a net loss of Rs.7,202.5 million for the fiscal year ended March 31, 2002. This decrease is attributable to a Rs.416.7 million increase in revenue, improved operating margins and non-impairment and non-amortization of goodwill and investments in affiliates. Amortization and impairment of goodwill during the fiscal year ended March 31, 2002 was Rs. 4,127.7 million and Rs. 293.0 million.

     Income/loss from discontinued operations. Loss from discontinued operations for the fiscal year ended March 31, 2003 was nil, compared to Rs.44.3 million for the fiscal year ended March 31, 2002. This is on account of a Rs. 125.4 million loss from discontinued operation offset by a Rs. 81.1 million gain on the sale of discontinued business. Sify sold its software services division to Satyam Computer Services Limited in February 28, 2002. These transactions have been disclosed as discontinued operation.

Liquidity and Capital Resources

     Prior to 1998, we financed our operations through funding from Satyam Computer Services, our former parent company. No further funding is expected from Satyam Computer Services in the future. Since 1998, we have financed our operations through equity sales and borrowings from institutions and banks. During fiscal years 1998, 1999 and 2000, we received Rs.38.5 million, Rs.307.5 million and Rs.10,220.0 million, respectively, in net cash proceeds from the sale of equity securities. We did not issue any equity shares in financing transactions in fiscal year 2001 or fiscal year 2002. During fiscal year 2003, we received Rs.792.0 million in net cash proceeds from the sale of equity securities. During fiscal year 2004, we received Rs.166.9 million in net cash proceeds from the sale of equity securities.

     In February 2002, we divested our software services business to Satyam Computer Services for Rs.349.2 million equivalent of $6.9 million. The objective of the divestment was to permit our company to concentrate on our core business of Internet services. This transaction was approved by at least 75% of our shareholders at an extraordinary general meeting held on February 28, 2002.

     In July 2003, we sold our investment in one of our subsidiaries for consideration of Rs. 277.5 million ($ 6.4 million). In February 2004, we sold our entire investment in Wisden CricInfo for a total consideration of Rs 61.2 million ($1.4 million) (GBP 0.74 million) which includes repayment of loans made to Wisden Cricinfo of Rs 22.9 million ($0.5 million)(GBP 0.3 million).

     The following table summarizes our statements of cash flows for the periods presented:

	Fiscal year ended, and as of March 31,
	2002	2003	2004	2004
	Indian Rupees
	(in thousands)			U.S Dollars
Net loss from continuing operations	(7,158,265)	(1,329,388)	(371,284)	(8,555)
Net decrease (increase) in working capital	27,232	52,320	52,199	1,203
Other adjustments for non-cash items	6,355,353	1,038,795	593,070	13,665
Net cash provided by (used in) operating activities
- continuing operations	(775,680)	(238,273)	273,985	6,313
- discontinued operations	237,531	—	—	—
Net cash provided by (used in) investing activities
-continuing operations	(481,136)	(273,674)	11,327	261

	Fiscal year ended, and as of March 31,
	2002	2003	2004	2004
	Indian Rupees
	(in thousands)			U.S Dollars
- discontinued operations	(71,279)	—	—	—
Proceeds from sale of discontinued operations	349,165	—	—	—
Net cash provided by (used in) financing activities	(9,097)	758,777	189,958	4,376
Effect of exchange rate changes on cash	(5,598)	(7,345)	(47,063)	(1,084)
Net increase (decrease) in cash and cash equivalents	(756,094)	239,485	428,207	9,866

     Our principal capital and liquidity needs historically have related to developing our network infrastructure and our corporate network and electronic commerce services, establishing our customer service and support operations, developing our sales and marketing activities and for general working capital needs. We have also expended significant funds on acquisitions and investments.

     A significant part of our development of 67 points of presence in India and our related network and infrastructure was completed during fiscal year 2001. During fiscal year 2001, we invested approximately Rs.500.0 million in moving to new owned office space in Chennai and Mumbai. During fiscal year 2001, we also invested approximately Rs.173.0 million in property located in Hyderabad for one of our subsidiaries. We sold this property during fiscal 2004. Since the expansion into additional points of presence in India is not presently a priority and since the network has sufficient capacity to handle the traffic during 2003 and 2004, there were no significant sums expended on plant and equipment during the years, other than equipment required to provide broadband access through wireless technologies on the last mile. In the light of reduced capital expenditure for our business, we incurred Rs.284.3 million for capital expenditures for the fiscal year ending March 31, 2003. We incurred Rs.342.6 million for capital expenditures for fiscal 2004.

     Although we have 67 points of presence in India, a need for expansion into smaller towns could arise as our corporate and data network services grow. There are many ISP’s and data/network service providers exiting the business and, depending on pricing and other terms, we may acquire one or more of these third parties. In that event, we will need to invest in technologies to increase the speed of the backbone and edge networks. We will also have to invest in wireless and wire line methods of last mile Internet access delivery.

     During fiscal years 2003 and 2004, our highest operational priority was to reduce cash burn incurred to build our organization and infrastructure to support our rapid growth, which has now stabilized. We pursued several initiatives to reduce our cash burn. The first focus was toward reducing the working capital required by our business. This was done by enhanced focus on collecting receivables and advancing the billing for the customers of our corporate data/network services division to the beginning of the quarter from the end of the quarter. Our improved collection efforts and change in policy to collect fees for certain services in advance resulted in a decrease in net receivables in recent periods. The second focus was toward reducing bandwidth costs. This was achieved by leveraging on the demonopolization of VSNL, negotiation with a range of suppliers, including VSNL, availability of national bandwidth (both intercity and intracity) from private telecom providers at lower rates and increasing the role of fixed wireless mode of delivery in the last mile. As a result of these initiatives, we have significantly reduced our cash burn over the last eight quarters. We believe that the reductions achieved on account of the above are permanent reductions.

     We intend to continue to focus on the reduction of our cash burn in fiscal year 2005. Nonetheless, we expect to incur continued losses in the near future. Based upon our present business and funding plans, we believe that our cash and cash equivalents of Rs.1,325.8 million ($30.6 million) as of March 31, 2004, excluding restricted cash included in current assets of Rs.101.6 million ($2.3 million) and restricted cash included in non-current assets of Rs.10.1 million ($0.2 million), is sufficient to meet our currently known requirements for at least the next 12 months. In light of the highly dynamic nature of our business, however, we cannot assure you that our capital requirements and sources will not change significantly in the future.

     Cash balances held in foreign currency were Rs.252.8 million, Rs.551.0 million and Rs.555.7 million as of March 31, 2002, 2003 and 2004, respectively. Cash balances held in Indian currency were Rs.557.7 million, Rs.521.2 million and Rs.881.8 million as of March 31, 2002, 2003 and 2004, respectively. These amounts include cash and cash equivalents and restricted cash. Foreign exchange gain in fiscal 2002 was Rs.44.5 million and foreign exchange loss during fiscal 2003 and 2004 were Rs.0.02 and Rs.52.2 million respectively. This foreign exchange gain or loss is on account of cash held in foreign currency impacted by appreciation or depreciation of the US dollar against the Indian Rupee.

     Cash provided by operating activities during fiscal year 2004 was Rs.274.0 million ($6.3 million). This is mainly attributable to non cash depreciation charge of Rs.582.5 million, provision for doubtful receivables of Rs.76.5 million, increase in trade accounts payable by Rs.120.6 million, and increase in advances received from customers by Rs.57.5 million, offset by net loss from continuing operations of Rs.371.2 million, increase in accounts receivable by Rs 223.1 million, increase in inventories by Rs.17.8 million, increase in prepaid expenses by Rs.17.8 million, increase in other assets by Rs.43.0 million, decrease in other liabilities by Rs.42.0 million, gain on sale of plant and equipment of Rs.20.0 million and gain on sale of investments of Rs.99.0 million

     Cash provided by investing activities of continuing operations during fiscal year 2004 was Rs.11.3 million ($0.3 million), principally as a result of proceeds from sale of investments for Rs.257.4 million, movement in restricted cash by Rs.62.9 million, proceeds from sale of investment in affiliates for Rs.56.7 million and proceeds from sale of plant and equipment for Rs.13.0 million offset by expenditure on purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network of Rs.342.6 million ($7.9 million), purchase of intangible assets of Rs.23.3 million ($0.5 million) and purchase consideration for acquisition of E Alcatraz Consulting Private Limited for Rs.32.8 million

     Cash provided by financing activities for fiscal year 2004 was Rs.190.0 million ($4.4 million) consisted of net proceeds from issuance of common stock of Rs.166.9 million ($3.9 million) and acquisition related debts of Rs.30.4 million offset by repayment of principal under capital lease obligations of Rs.7.3 million.

     Cash used in operating activities during fiscal year 2003 was Rs.238.3 million ($5.0 million). Cash used in operating activities of continuing operations for fiscal year 2003 was attributable to a Rs.1,329.4 million ($28.0 million) net loss from continuing operations, a Rs.78.8 million decrease in trade accounts payable, a Rs.65.8 million increase in accounts receivable, a Rs.25.0 million increase in other assets, a Rs.12.6 million increase in minority interest, a Rs.11.3 million increase in inventories, a Rs.10.0 million increase in prepaid expenses, a Rs.7.9 million increase in amounts due from related parties and a Rs.1.5 million gain in sale of investments, offset a Rs.2.6 million loss on sale of plant and equipment, a Rs.6.7 million write-off of inventory, a Rs.10.9 million increase in advances from customers, a Rs.26.1 million loss on equity in loss of affiliates, a Rs.32.9 million increase in other liabilities, a Rs.62.6 million decrease in due from officers and employees, a Rs.144.8 million increase in deferred revenue, a Rs.156.2 million against provision for doubtful receivables and advances and a Rs.854.2 million of depreciation and amortization. Cash used in investing activities of continuing operations during fiscal year 2003 was Rs.273.7 million ($5.8 million), principally as a result of the purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network of Rs.284.3 million ($6.0 million), purchase of intangible assets of Rs.16.9 million ($0.4 million) and a Rs.22.2 million increase in restricted cash, offset by proceeds from sale of plant and equipment of Rs.12.1 million ($0.3 million), proceeds from sale of investments of Rs.8.6 million ($0.3 million) and proceeds from sale of investments in affiliates of Rs.29.2 million ($0.6 million). Cash provided by financing activities for fiscal year 2003 was Rs.758.8 million ($16.0 million) consisted of net proceeds from issuance of common stock of Rs.760.5 million ($16.0 million), offset by repayment of principal under capital lease obligations of Rs.1.7 million.

     Cash used in operating activities during fiscal year 2002 was Rs.538.1 million attributable to cash used in continuing operations of Rs.775.7 million, partially offset by cash provided by discontinued operation of Rs.237.6 million. Cash used in operating activities of continuing operations for fiscal year 2002 was attributable to a Rs.7,158.3 million net loss from continuing operations, a Rs.17.9 million minority interest, a Rs.15.9 million increase in account receivables, a Rs.84.4 million decrease in advances from customers, a Rs.15.7 million decrease in other liabilities, a Rs.14.5 million decrease in accrued liabilities and a Rs.39.5 million decrease in deferred revenue, offset by depreciation, amortization and write off of goodwill of Rs.4,978.0 million, impairment of investment in affiliate of Rs.1,089.9 million, equity in losses of affiliates of Rs.178.2 million, loss on sale of plant and equipment of Rs.3.7 million, provision for doubtful debts of Rs.101.5 million, inventory write down of Rs.22.0 million, a Rs.50.5 million decrease in inventories, a Rs.26.1 million decrease in due from officers and employees, a Rs.26.0 million decrease in other assets and a Rs.94.6 million decrease in prepaid expenses. Cash used in investing activities of continuing operations during fiscal year 2002 was Rs.481.1 million, principally as a result of the purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network of Rs.181.2 million, investment in affiliates of Rs.119.7 million, payment of license fees of Rs.59.2 million, an increase of Rs.122.3 million in restricted cash and purchase consideration for acquisition of Rs.11.2 million, offset by proceeds from sale of plant and equipment of Rs.12.5 million. Cash provided by proceeds from sale of our software services division was Rs.349.2 million. Cash used in investing activities of discontinued operations was Rs.71.3 million. Cash used in financing activities for fiscal 2002 was Rs.9.1 million and represented the repayment of principal under capital lease obligations.

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

     Government of India policies previously limited the total foreign equity in an Internet service provider to 49%. In May 2001, the Department of Commerce and Industry increased the limit on foreign direct investment for Internet companies from 49% to 74%. Our license was reissued in April 2002, increasing the maximum permitted level of foreign equity investment in our company to 74% and also permitting us to provide Internet telephony, subject to the terms of operation as detailed in the license. This limit of 74% is the maximum foreign equity investment that was permitted for ISPs that operate their own international gateways. We currently do not operate our own international gateways , and consequently, the limits applicable to foreign equity investment in our company can be removed after all necessary approvals and permissions are received. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our shareholders and the holders of our ADSs will be reduced and these securities may have rights, preferences or privileges senior to those of our shareholders and the holders of our ADSs. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund and expand our operations, take advantage of unanticipated opportunities, develop or enhance Internet content, features or services, or otherwise respond to competitive pressures will be significantly limited. Our business, results of operations and financial condition could be materially adversely affected by any such limitation. Please see “Item 3. Key Information—Risk Factors—Forward-looking statements contained in this annual report may not be realized.”

     As of March 31, 2004, we had spent approximately Rs.1,847.0 million to develop and deploy our network infrastructure. As of March 31, 2004, our future contractual obligations and commercial commitments were as follows:

	Payments Due by Period			Rs. million
Contractual
Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Capital Lease Obligations	11.9	6.5	5.4	—	—
Total Contractual Obligations	11.9	6.5	5.4	—	—

	Amount of Commitment Expiration Per Period			Rs. million
Other Commercial	Total Amounts
Commitments	Committed	Less than 1 year	1-3 years	4-5 years	Over 5 years
Standby Letters of Credit	71.1	71.1	—	—	—
Guarantees	94.7	83.8	0.9	10.0	—
Other Commercial Commitments	34.4	34.4	—	—	—
Total Commercial Commitments	200.2	189.3	0.9	10.0	—

     Recent Accounting Pronouncements

     EITF Issue No.00-21

     In November 2002, the EITF issued Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. This issue addresses determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting. We adopted EITF Issue No. 00-21 in respect of all revenue arrangements entered into on or after July 1, 2003. The adoption of EITF Issue No. 00-21 did not have any impact on our consolidated financial statements.

     SFAS No.143

     In June 2001, FASB issued SFAS No. 143, Accounting for Asset Retirement Obligation. SFAS No. 143 requires us to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. We also would record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation would be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The standard is effective for fiscal years beginning after June 15, 2002. The adoption of SFAS No.143 had no effect on our consolidated financial statements.

     SFAS No.146

     In June 2002, FASB issued Statement No.146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No.146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity”. The provisions of Statement 146 were effective for exit or disposal activities initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No.146 had no effect on our consolidated financial statements.

     SFAS No. 150

     In May 2003, FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No.150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. SFAS No.150 is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. We currently do not have any financial instruments that are within the scope of SFAS No.150.

     FIN 46R

     In December 2003, FASB has published a revision to Interpretation 46 to clarify some of the provisions of FASB Interpretation No. 46, Consolidation of Variable Interest Entities, and to exempt certain entities from its requirements. The additional guidance is issued in response to input received from constituents regarding certain issues arising in implementing Interpretation 46. The revision does not have any impact on our accounting or disclosure policies.

     SFAS No. 132 (revised)

     In December 2003, FASB issued SFAS No. 132 (revised), Employers’ Disclosures about Pensions and Other Postretirement Benefit. SFAS No. 132 (revised) prescribes employers’ disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The Statement retains and revises the disclosure requirements contained in the original SFAS No. 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The SFAS No.132 (revised) generally is effective for fiscal years ending after December 15, 2003. Our disclosures in note 22 incorporates the requirements of SFAS No. 132 (revised), to the extent applicable.

Critical Accounting Policies

     Critical accounting policies are defined as those that in our view are most important to the portrayal of the Company’s financial condition and results and that are most demanding on our calls on judgment. We believe that the accounting policies discussed below are the most critical accounting policies.

     Revenue recognition

     (a) Corporate network/data services

     Corporate network/data service revenues primarily include connectivity services and, to a lesser extent, the revenues from the sale of hardware and software purchased from third party vendors, installation of the link, and other ancillary services such as email, efax and domain registration. Generally, these elements are sold as a package consisting of all or some of the elements. This multiple element arrangement is recognized as separable elements because each element constitutes a separate earnings process, each element has a fair value that is reliable, verifiable and objectively determinable, and the undelivered element is not essential to functionality of the delivered elements. In this arrangement involving delivery of multiple elements, in accordance with EITF 00-21, the units of accounting are determined based on whether the delivered items have a value to the customer on a stand alone basis, whether there is objective and reliable evidence of fair value of the undelivered elements and if the arrangement includes a general right of return relative to the delivered item, whether delivery or performance of the undelivered item(s) is considered probable and substantially in our control. The arrangement consideration is allocated to the units of accounting based on their fair values. Revenue on delivered items is recognized when the revenue recognition criteria applicable to that unit of accounting are met.

     We provide connectivity for a fixed period of time at a fixed rate regardless of usage. Connectivity is the last element that is provided in the case of a bundled contract. The connectivity charges are the same when sold alone or as part of a package. The revenue attributable to connectivity services is recognized ratably over the period of the contract. The hardware and software are standard products that are being freely traded in and purchased from the market, have standard specifications and are not otherwise customized for the specific needs of a customer. The software sold by us is off-the-shelf software, such as antivirus utilities and firewalls. The fair value for the hardware and software is available from the market. The revenue attributable to hardware/software is recognized on delivery. Installation consists of commissioning of the last mile connectivity to the customer premises from the carrier exchange (primarily Bharat Sanchar Nigam Limited, or BSNL, a Government of India entity). However, once commissioned this connection can be used by the customer to access any other service provider. The installation normally takes 4-6 weeks. When the customer has such last mile connectivity, we do not charge any installation fee. The revenue attributable to the installation of the link is recognized on completion of the installation work. When installation and connectivity services are provided as a package, the value of the installation service is determined using the residual method as provided in EITF 00-21. Revenue from ancillary services such as email facilities, fax facility and domain registration are recognized over the period such facilities are provided. All revenues are shown exclusive of sales tax and service tax and net of applicable discounts and allowances.

     Web hosting service revenues primarily include co-location services and connectivity services. On occasion, we also sell related hardware/software to our web-hosting customers. At all times, such hardware and software belongs to the customer. This hardware and software is purchased from outside vendors and is freely traded in the market. We treat each element of the arrangement as a separate earnings process. The value of the hosting service is determined based on vendor specific objective evidence from similar services sold separately by us. When hardware and/or software is also included with hosting services and sold as a package the vendor specific objective evidence of the undelivered element is considered to arrive at the residual value of the delivered element. Revenue from hosting services is recognized over the period during which the service is provided.

     (b) Internet access services

     Dial-up Internet access is sold to customers either for a specified number of hours or for an unlimited usage within a specified period of time. Customers purchase a CD that allows them to access the Internet. The amounts received from customers on the sale of these CDs are not refundable. We recognize revenue from sale of CDs based on usage by the customer. At the end of the specified period, the remaining unutilized hours, if any, are recognized as revenue. Revenue from unlimited Internet access and electronic mail access is recognized over the specified period.

     Public Internet access is provided to customers through a chain of franchisee cybercafé outlets and, to a lesser extent, Sify-owned cybercafés. We enters into an arrangement with franchisees that provides for the payment of an initial non-refundable franchisee fee in consideration for establishing the franchisee relationship and providing certain initial services.

     These initial services consist of a number of activities, including installing the broadband receiver equipment at the cybercafé and “connecting” it to one of our broadcasting towers, obtaining regulatory approvals for clearance of the site for wireless transmission at the allotted frequency range and other ancillary services.

     Initial franchisee fee revenue is recognized at the time of commencement of operations by the franchisee, in accordance with SFAS No. 45, Accounting for Franchisee Fee Revenue, because we believe that substantial performance for which these non-refundable payments are received is completed at the time of commencement of operations and no uncertainty exists with regard to the collection of such fees. The amount of initial franchise fee revenue recognized during the fiscal years ended March 31, 2003 was Rs.12.82 million and March 31, 2004 was Rs.102.14 million. As of March 31, 2004, we owned 34 of the 1,725 cybercafés. Internet access revenue is recognized based on usage by the customer.

     Online portal services

     We enter into contracts with customers to serve advertisements in the portal and we are paid on the basis of impressions, click-throughs or leads and in each case the revenue is recognized based on actual impressions/click-throughs/ leads delivered. There are no performance obligations or minimum guarantees. Revenues from electronic commerce transactions are recognized when the transactions are completed.

     Other services

     We provide e-learning software development services to facilitate web-based learning in various organizations. Revenue from such projects is recognized on the proportionate performance method.

     Impairment of long-lived assets

     We assess for impairment of long-lived assets under SFAS No. 144. Estimated future cash profits are adjusted for taxes, normal capital expenditure and any inflow from sale or divestment of a business. We use the undiscounted adjusted cash flows in evaluating the impairment of long-lived assets under SFAS 144. We first assess the recoverability test (and the measurement of impairment loss, if necessary) at the identifiable business segments level that benefit from common assets of our company. If the sum of such undiscounted cash flows is less than the aggregate carrying amount, an impairment charge is recognized. The carrying amount of the long-lived assets within the business segment is added to the carrying amount of the common asset. We compare that aggregate carrying amount with the sum of the cash flows from the business segments as calculated above, which includes the cash outlays the entity expects to incur at the common asset level. If the sum of such undiscounted cash flows is less than the aggregate carrying amount, the common asset is not recoverable and the impairment loss is recognized. During fiscal 2004, we recorded an impairment charge of Rs.22.5 million ($0.5 million).

     Deferred Stock Compensation

     We apply the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, issued in March 2000, to account for our fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, we have elected to continue to apply the intrinsic-value-based method of accounting described above, and have adopted only the disclosure requirements of SFAS No. 123 as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure.

     Accounting estimates

     We prepare financial statements in conformity with U.S. GAAP, which requires us to make a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements. Some of the more significant estimates include allowances for doubtful accounts, depreciation and amortization of long-lived assets and the valuation allowance for deferred tax assets. Actual results could differ from those estimates.

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

Item 6. Directors, Senior Management and Employees

Board of Directors and Senior Management Executives

     The following table sets forth the name, age and position of each director and senior management executives of our company as of April 30, 2004:

Name	Age	Designation
R. Ramaraj	54	Chief Executive Officer and Managing Director
George Zacharias	45	Chief Operating Officer
Shrikant Joshi	47	President – Access Media
V.V. Kannan	45	President – Interactive Services
John Devasahayam	46	Managing Director, Safescrypt
Rahul Swarup	44	President, Enterprise Solutions
J. Avinash	42	President, Internet Data Centers
Rustom Irani	41	Chief Technology Officer
George A. Ajit	44	Chief Human Resources Officer
Srinivasa C Raju	42	Chairman of the Board of Directors
Ravi Chandra Adusumalli (1) (2)	28	Director
Sandeep Reddy (1) (2)	35	Director
V. Srinivas	44	Director
T.H. Chowdary (1) (2)	71	Director
Manish Mehta	47	Director

(1)	Member of the Compensation Committee.

(2)	Member of the Audit Committee.

     R. Ramaraj has served as Chief Executive Officer of our company since April 1998. Mr. Ramaraj has served as a Director since August 1996, prior to which he served as an advisor to our company since June 1996. From 1992 to 1996, Mr. Ramaraj served as a Director of Sterling Cellular Limited, a mobile telephone company based in India. Mr. Ramaraj is a Director of Universal Print Systems Ltd., a publicly held printing company based in India. Mr. Ramaraj received a B.Tech in Chemical Engineering from the University of Madras and a PGDM from the Indian Institute of Management, Kolkata (Calcutta).

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

     Shrikant Joshi served as President – Access Media since December 2001. Mr. Joshi served as Head of Sales of Heinz from July 2000 to November 2001. From 1996 to 2000, Mr. Joshi served as Head of Domestic appliances and Personal Care Business of Phillips India Ltd. Mr. Joshi started his career with WIPRO in 1983 and held various senior positions across different businesses of WIPRO. Mr. Joshi received a Bachelors degree from IIT Delhi and a PGDM from IIM Ahmedabad.

     V.V. Kannan has served as President – Interactive Services since May 2002. Mr. Kannan served as Vice President, Internet Sales of our company from July 1999 to April 2002. From 1996 to 1999, Mr. Kannan was Vice President, Marketing of G.M. Pens International Limited, a manufacturing company. From 1995 to 1996, he was Vice President, Retail Sales of Real Value Marketing Sales Limited, and from 1992 to 1995 he was Marketing Manager of ITC Agri Business Division, a manufacturing company.

     John Devasahayam joined our company in July 2003 from Satyam Computer Services Limited where he was SeniorVice President heading the Microsoft Competency Group and Microsoft Relationship Management Group since August 1996. Prior to Satyam Computers, he was with Zenith Computers as Senior Vice President Sales and Marketing. He holds a Masters Degree in Social Work from Loyola College, Chennai.

     Rahul Swarup has served as President, Enterprise Solutions of our company since April 2001. From September 1999 to March 2001, Mr. Swarup served as Chief Technology Officer of our company. From 1989 to 1999, he was Vice President of Citicorp Global Technology Infrastructure. Mr. Swarup received a B.E. in Electrical Engineering from IIT Kanpur.

     J. Avinash has served as President, Internet Data Centers of our company since March 2000. From October 1999 to March 2000, Mr. Avinash served as our General Manager, Hosting Services. From 1994 to 1999, he served as Chief Consultant for Infosynth.

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

     Srinivasa C Raju served as a Director of our company from February 1996 until his resignation in December 2002. He rejoined the Board of our company in October 2003 and was appointed Chairman in January 2004.. He is also a Director of I labs Limited, I labs Hyderabad Technology Centre (P) Limited, Chintalapati Holdings Private Limited and Ivision News Private Limited.

     Ravi Chandra Adusumalli has served as a Director of Sify since December 2002. Mr. Adusumalli is a Principal with the Softbank Asia Infrastructure Fund (SOFTBANK). Prior to joining SOFTBANK, Mr. Adusumalli was an Associate Partner with Mobius Venture Capital in Silicon Valley, an early stage venture capital firm with $2.3 billion under management. Prior to Mobius, Mr. Adusumalli was an Associate with Softbank Capital Partners, a private equity firm with $1.25 billion under management. Prior to Softbank Capital Partners, Mr. Adusumalli worked with Credit Suisse First Boston and Wasatch Funds. Mr. Adusumalli holds a B.A. in Economics and Government from Cornell University.

     Sandeep Reddy has served as a Director of our company since December 2002. Mr. Reddy is a London based professional. Mr. Reddy is a Director in VentureTech Solutions Private Limited, or VentureTech, which has invested in a diversified portfolio of companies spanning telecom, life sciences, network and software companies. Mr. Reddy holds an MBA from IMD Switzerland.

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

     T.H. Chowdary has served as a Director of our company since February 1996. Dr. Chowdary retired as the Chief Executive Officer of VSNL. Dr. Chowdary is also a director in Icomm, Softsol India Limited and Tera Software Limited.

     Manish Mehta has been a Director of our company since April 2004. He has served as Senior Vice President – Head HCU-SAP ES and GIS of Satyam Computer Services Ltd. since March 1997. He holds a M.Sc. (Honrs.) (Chem.) and a M.E. in Industrial Development.

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

     In December 2002, we entered into a Shareholders agreement with SAIF Investment Company Limited, or SAIF, VentureTech Solutions Private Limited, or VentureTech and Satyam Computer Services providing for, among other things, a Board of Directors comprised of nine directors. Each of Satyam Computer Services, SAIF and Venture Tech is entitled to nominate two Members of the Board so long as it holds at least 10% of our outstanding share capital and one Member of the Board so long as it owns 5% of our outstanding share capital. In addition Venture Tech and SAIF, can jointly nominate the Chairman of our Board of Directors so long as their joint holding is not less than 15% of our outstanding share capital. In January 2004, Mr. Srinivasa C Raju, a nominee of Venture Tech, was appointed as the Chairman of our Board of Directors. The Investor Rights Agreement has also granted the investors, consent rights with respect to specified corporate transactions.

     Mr. Ravi Chandra Adusumalli is the nominee of SAIF, Messrs. Sandeep Reddy and Srinivasa C Raju are the nominees of VentureTech and Messrs. V Srinivas and Manish Mehta are the nominees of Satyam Computer Services. Messrs. Srinivasa C. Raju and Manish Mehta are proposed to be appointed at our Annual General Meeting scheduled to be held in 2004 as they were appointed during the year as “additional directors.” The terms of Messrs. R. Ramaraj and T. H. Chowdary will expire at our Annual General Meeting to be held in 2004. The term of Mr. Ravi Chandra Adusumalli will expire at our Annual General Meeting to be held in 2005. The terms of Messrs. Sandeep Reddy and V. Srinivas will expire at our Annual General Meeting to be held in 2006. There are no family relationships between any of the directors or executive officers of our company.

Board Committees

     The Audit Committee of the Board of Directors reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the recommendation of our independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, the performance of our independent auditors and our accounting practices. The members of the Audit Committee are Messrs. Sandeep Reddy, Ravi Chandra Adusumalli and T. H. Chowdary.

     The Compensation Committee of the Board of Directors determines the salaries, benefits and stock option grants for our employees, consultants, directors and other individuals compensated by our company. The Compensation Committee also administers our compensation plans. The members of the Compensation Committee are Messrs. Sandeep Reddy, Ravi Chandra Adusumalli and T. H. Chowdary.

Director Compensation

     Our Articles of Association provide that each of our directors receives a sitting fee not exceeding Rs.2,000 for every Board and Committee meeting. In fiscal year 2004, we did not pay any fees to our non-employee directors. Mr. Ramaraj, who is employed as our Chief Executive Officer, does not receive any additional compensation for his service on our Board of Directors. Directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. T. H. Chowdary, a Director of our company, has been receiving Rs.20,000/- per month effective February 1, 2004 for the technical services rendered by him to the company.

Officer Compensation

     The following table sets forth all compensation paid by us during the fiscal year ended March 31, 2004 to our executive officers.

Summary Compensation Table

(Rs.Million)
			All Other Compensation
			Under Executive
			Employment	Deferred
Name	Salary	Bonus	agreement	Compensation
R. Ramaraj	4.47	Nil	Nil	4.60
George Zacharias	6.24	1.35	Nil	3.30
Shrikant Joshi	3.19	1.10	Nil	0.65
V V Kannan	2.85	0.53	Nil	0.62
Rahul Swarup	4.24	1.24	Nil	1.83
J. Avinash	2.20	0.90	3.50	0.76
Rustom Irani	3.52	0.90	Nil	1.40
Ajit Abraham	2.87	1.07	Nil	1.40
Part of the Year
John Devasahayam	2.31	Nil	Nil	0.21
TR Santhanakrishnan	8.43	0.82	Nil
KS Dasaratharaman	6.88	0.81	Nil

     The following table sets forth all stock options granted by us during the fiscal year ended March 31, 2004 to our executive officers.

Option Grant Table

	Equity Shares Underlying
Name	Option Grant	Exercise Price (Rs.)	Expiration Date
1. R Ramaraj	225,000	163.40	May 4, 2006
2. George Zacharias	150,000	163.40	May 4, 2006
3. Shrikant Joshi	60,000	163.40	May 4, 2006
4. V V Kannan	15,000	163.40	May 4, 2006
5. Rahul Swarup	75,000	163.40	May 4, 2006
6. J Avinash	15,000	163.40	May 4, 2006
7. Rustom Irani	60,000	163.40	May 4, 2006
8. George A Ajit	60,000	163.40	May 4, 2006
9. John Devasahayam	20,000	163.40	May 4, 2006

     The following table sets forth all stock options exercised by our executive officers during the fiscal year ended March 31, 2004.

Name	No. of shares	Exercise Price
		Rs.
1. R Ramaraj	13,020	169.30
2. George Zacharias	10,020	169.30
3. Rahul Swarup	6,420	169.30
4. Ajit Abraham	4,620	169.30

     In February 2002, we entered into Executive Employment Agreements with each of Messrs. Ramaraj and Zacharias. Our agreement with Mr. Zacharias has a term of two years. Our agreement with Mr. Ramaraj expired in March 2003 and our shareholders approved an extension of Mr. Ramaraj’s tenure as Chief Executive Officer and Managing Director for an additional five years, effective April 1, 2003, retaining the terms of the Executive Employment Agreement.

Stock Ownership

     The following table sets forth information with respect to the beneficial ownership of our equity shares as of April 30, 2004 by each director and our senior management executives. The table gives effect to equity shares issuable within 60 days of April 30, 2004 upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

	Equity Shares
	Beneficially Owned
Beneficial Owner	Number	Percent
R. Ramaraj (1)	395,000	1.1
Srinivasa C. Raju	—	—
Ravi Chandra Adusumalli (2)	2,808,140	8.0
Sandeep Reddy (3)	3,533,326	10.1
V Srinivas (4)	11,182,600	31.9
Manish Mehta (5)	11,182,600	31.9
T H Chowdary	—	—
George Zacharias	5,000	—
Shrikant Joshi	—	—
V.V. Kannan	—	—
John Devasahayam	3,333	—
Rahul Swarup	—	—
J. Avinash	5,920	—
Rustom Irani	—	—
George A. Ajit	—	—

(1)	Excludes options to purchase (1) 2,500 equity shares with an exercise price of $135.45 per share granted in January 2000 and (2) 20,000 equity shares with an exercise price of $74.70 per share granted in June 2000.

(2)	Consists of 2,808,140 ADSs beneficially owned by SAIF Investment Company Limited. Mr. Adusumalli is a Principal of Softbank Asia Infrastructure Fund, an affiliate of SAIF Investment Company Limited. Mr. Adusumalli disclaims beneficial ownership of the ADSs owned by SAIF Investment Company Limited, except to the extent of his pecuniary interest therein.

(3)	Consists of 3,533,326 equity shares beneficially owned by VentureTech Solutions Private Limited. Mr. Reddy is a Director of VentureTech Solutions Private Limited. Mr. Reddy disclaims beneficial ownership of the equity shares owned by VentureTech Solutions Private Limited, except to the extent of his pecuniary interest therein.

(4)	Consists of 11,182,600 equity shares beneficially owned by Satyam Computer Services Limited. Mr. Srinivas is a Senior Vice President and Chief Financial Officer of Satyam Computer Services Limited. Mr. Srinivas disclaims beneficial ownership of the equity shares owned by Satyam Computer Services Limited, except to the extent of his pecuniary interest therein.

(5)	Consists of 11,182,600 equity shares beneficially owned by Satyam Computer Services Limited. Mr. Mehta is a Senior Vice President of Satyam Computer Services Limited. Mr. Mehta disclaims beneficial ownership of the equity shares owned by Satyam Computer Services Limited, except to the extent of his pecuniary interest therein.

     As of April 30, 2004, we had 35,035,478 outstanding equity shares. As of March 31, 2004, there were approximately 30,000 record holders of ADRs evidencing 19,314,579 ADSs.

Employee Stock Option Plan

     We have an Associate Stock Option Plan, or ASOP, which provides for the grant of options to employees of our company. The ASOP was approved by our Board of Directors and our shareholders in March 1999. A total of 1.8 million equity shares are reserved for issuance under our Associate Stock Option Plan. As of March 31, 2004, we had outstanding an aggregate of 1,259,500 options (net of 758,770 options forfeited by employees or expired) under our ASOP with a weighted average exercise price equal to approximately Rs.171.30 ($3.60) per equity share.

     The ASOP is administered by the Compensation Committee of our Board of Directors. On the recommendation of the Compensation Committee, we will issue option letters to identified employees, with the right to convert the issued options into our equity shares at the rates indicated in the options. The consideration for transfer of the options will be Rs.1 per option to be paid by the employee before transfer of the options.

     An employee holding options may apply for conversion of the options on a date specified therein which is referred to as the conversion date. The options are not transferable by an employee. The options lapse in the event of cessation of employment due to reasons of non-performance or otherwise. The equity shares transferred to the employee after conversion from options is the absolute property of the employee and will be held by the employee. A registration statement on Form S-8 covering the shares to be issued under the ASOP has been filed and the participants in the ASOP will be able to receive ADSs upon exercise of their options.

Employees

     As of March 31, 2004, we had 1,210 employees. We anticipate maintaining the current size of our employee base over the next year. We had 1,068 employees, 887 employees, and 1,185 employees, respectively, as of March 31, 2003, March 31, 2002 and March 31, 2001. The 231 employees previously engaged in our software services division have been transferred to Satyam Computer Services in connection with the sale of that division in fiscal 2002. In February 2004, 175 employees of our eLearning division were transferred to Element K pursuant to an agreement that we entered into with Element K. Of our current employees, 91 are administrative, 407 form our sales and marketing staffs, 135 are in product and content development, 507 are dedicated to technology and technical support, and 70 are in business process and customer care. None of our employees are represented by a union. We believe that our relationship with our employees is good.

Item 7. Major Shareholders and Related Party Transactions

Principal Shareholders

     The following table sets forth information with respect to the beneficial ownership of our equity shares as of April 30, 2004 by each person or group of affiliated persons who is known by us based on our review of public filings to beneficially own 5% or more of our equity shares. The table gives effect to equity shares issuable within 60 days of April 30, 2004 upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned. The information below is based on a review of filings made by such persons with the SEC.

     Messrs. Anthony J. Castellanos, Ronald David Fisher, Reaz Noormamode, Denis Sek Sum and Andrew Y. Yan, directors of SAIF Investment Company Limited, exercise voting control and dispositive power over the equity shares owned by SAIF Investment Company Ltd. Mr. Ravi Chandra Adusumalli, a director of our company, is affiliated with SOFTBANK Asia Infrastructure Fund.

     Messrs. Sandeep Reddy and N. Mal Reddy, directors of VentureTech Solutions Private Limited, exercise voting control and dispositive power over the equity shares owned by VentureTech Solutions Private Limited. Mr. Sandeep Reddy, a director of our company, is a Director of VentureTech.

     Messrs. B. Ramalinga Raju and B. Rama Raju, directors of Satyam Computer Services Limited, exercise voting control and dispositive power over the equity shares owned by Satyam Computer Services. Messrs. V. Srinivas and Manish Mehta, directors of our company, are affiliated with Satyam Computer Services.

	Equity Shares
	Beneficially owned
Beneficial Owner	Number	Percent
Satyam Computer Services Limited
Mayfair Centre, S P Road
Secunderabad 500 003
India	11,182,600	31.9
SAIF Investment Company Limited Suite 307, St. James Court
St. Denis Street, Port Louis
Mauritius	2,808,140	8.0
VentureTech Solutions Private Limited
12, Subba Rao Avenue
Chennai 600006
India	3,533,326	10.1%

Control of Registrant

     Satyam Computer Services, SAIF and VentureTech collectively beneficially owned approximately 50 % of our equity shares as of April 30, 2004. These shareholders are parties to an Investor Rights Agreement with our company dated October 7, 2002. The Investor Rights Agreement provides for, among other things, a Board of Directors comprised of nine directors. Each of these shareholders is entitled to nominate two Members of our Board so long as it holds at least 10% of our outstanding share capital and one Member of our Board so long as it owns at least 5% of our outstanding share capital. In addition, Venture Tech and SAIF, can jointly nominate the Chairman of our Board of Directors so long as their joint holding is not less than 15% of our outstanding share capital. In January 2004, Mr. Srinivasa C. Raju, a nominee of Venture Tech, was appointed as the Chairman of our Board of Directors. The Investor Rights Agreement has also granted consent rights in connection with specified corporate transactions.

     These shareholders are presently able to exercise control over many matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. Under Indian law, a simple majority is sufficient to control all shareholder action except for those items, which require approval by a special resolution. If a special resolution is required, the number of votes cast in favor of the resolution must be not less than three times the number of votes cast against it. Examples of actions that require a special resolution include:

•	altering our Articles of Association;

•	issuing additional shares of capital stock, except for pro rata issuances to existing shareholders;

•	commencing any new line of business; and

•	commencing a liquidation.

     Circumstances may arise in which the interests of Satyam Computer Services, SAIF and / or VentureTech or a subsequent purchaser of their respective shares could conflict with the interest of our other shareholders or holders of our ADSs. These shareholders could prevent or delay a change in control of our company even if a transaction of that sort would be beneficial to our other shareholders, including the holders of our ADSs.

Related Party Transactions

     Our company has a stated policy on related party transactions, which states “whenever Sify enters into any transaction with a related party the Company shall perform these transactions on terms no less favorable to the Company than could have been obtained from independent third parties.”

     Until December 2002, Satyam Computer Services was our parent company. In fiscal year 2004, we billed an aggregate of Rs.51.5 million ($1.19 million) in services to Satyam Computer Services and its affiliates. For fiscal years 2002 and 2003 the corresponding figures were Rs 17.2 million and Rs 34.3 million respectively. We believe that these transactions with Satyam Computer Services and its affiliates were on terms no less favorable to our company than could have been obtained from independent third parties.

Item 8. Financial Information

Financial Statements

     We have elected to provide financial statements pursuant to Item 18 of Form 20-F.

Legal Proceedings

     Our company and certain of our officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names as defendants several of the underwriters involved in our initial public offering of American Depositary Shares. This class action is brought on behalf of a purported class of purchasers of our ADSs from the time of our IPO in October 1999 through December 2000. The central allegation in this action is that the underwriters in our IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased our ADSs in the IPO and the aftermarket. The complaint also alleges that we violated the United States federal securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits. In October 2002, our executive officers who were named as defendants in this action were dismissed from the action without prejudice. In February 2003, the Court in this action issued its decision on defendants’ omnibus motion to dismiss. This decision denied the motion to dismiss the Section 11 claim as to Sify and virtually all of the other issuer defendants. The decision also denied the motion to dismiss the Section 10(b) claim as to numerous issuer defendants, including Sify. In June 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against us and more than 300 other issuers who went public between 1998 and 2000 announced a proposed settlement with us and the other issuer defendants. The proposed settlement provides that the insurers of all settling issuers will guarantee that the plaintiffs recover $1.0 billion from non-settling defendants, including the investment banks who acted as underwriters in those offerings. In the event that the plaintiffs do not recover $ 1.0 billion, the insurers for the settling issuers will make up the difference. We believe that we have sufficient insurance coverage to cover the maximum amount that we may be responsible for under the proposed settlement. It is possible that the Federal District Court may not approve the settlement in whole or part.

     The charges for international gateways and other services presently being provided by VSNL are the subject of a dispute pending before the TRAI and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including our company, represented by the Internet Service Providers of India (ISPAI). VSNL has priced these services at levels, which we believe are inconsistent with the terms and conditions on which VSNL has secured the bandwidth for its international gateways. The Telecom Disputes Settlement and Appellate Tribunal remanded the matter back to the TRAI, which decided against the ISPAI. The ISPAI has not yet decided on a further course of action. We are currently paying for bandwidth from VSNL at the higher rates and do not believe that the outcome of this dispute will be material to our business.

     We are party to additional legal actions arising in the ordinary course of business. Based on information available to us as of March 31, 2004, we believe that we have adequate legal defenses or insurance coverage for these actions and that the ultimate outcome of these actions will not have a material adverse effect on our company.

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

     The number of outstanding equity shares in our company as of April 30, 2004 was 35,035,478. As of April 30, 2004, there were approximately 30,000 record holders of ADRs holding 16,506,439 ADSs.

Price History

     Our ADSs commenced trading on the Nasdaq National Market on October 19, 1999. The tables below set forth, for the periods indicated, high and low trading prices for our ADSs:

   Prior Fiscal Years

Fiscal year ended	High	Low
	$	$
March 31, 2000 (beginning October 19, 1999)	452.00	30.00
March 31, 2001	256.00	11.76
March 31, 2002	17.60	2.88
March 31, 2003	6.44	0.88
March 31, 2004	9.25	3.75

   Quarters of Prior Fiscal Years

Fiscal year ended March 31, 2003	High	Low
	$	$
First Quarter	6.44	2.00
Second Quarter	3.00	0.88
Third Quarter	4.95	0.90
Fourth Quarter	5.30	2.27

Fiscal year ended March 31, 2004	High	Low
	$	$
First Quarter	7.70	3.75
Second Quarter	9.25	5.21
Third Quarter	7.27	4.31
Fourth Quarter	9.25	5.60

Prior Six months

	Price range
Month	High	Low
	$	$
December 2003	5.59	4.50
January 2004	9.25	6.16
February 2004	7.15	6.20
March 2004	7.36	5.60
April 2004	8.62	6.54
May 2004	8.10	4.55

The initial public offering of our ADSs was priced on October 18, 1999 at a price of $18.00 per ADS.

Item 10. Additional Information

Memorandum and Articles of Association

     Sify Limited was organized as a limited liability company under the laws of the Republic of India pursuant to the provisions of the Companies Act on December 12, 1995. Our authorized share capital is 37,500,000 shares, par value Rs.10 per share. As of April 30, 2004, 35,035,478 equity shares were issued and outstanding.

     The equity shares are our only class of share capital. Some of the share capital is represented by American Depository Receipts issued by our company in accordance with the applicable laws and regulations. Our Articles of Association and the Companies Act permit us to issue classes of securities in addition to the equity shares. For the purposes of this annual report, “shareholder” means a shareholder who is registered as a member in the register of members of our company. The term shareholders and shareholders have the same meaning in this annual report since the Indian Companies Act only defines a shareholder.

     A total of 1.8 million equity shares are reserved for issuance under our Associate Stock Option Plan, or ASOP. As of March 31, 2004, we had outstanding an aggregate of 1,259,500 options (net of 758,770 options forfeited by employees or expired) under our ASOP with a weighted average exercise price equal to approximately Rs.171.30 ($3.60) per equity share. The unamortized deferred compensation related to these grants amounted to Rs.14.3 million as of March 31, 2004.

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

     On February 5, 1999, we entered into the Stockholders’ Agreement with Satyam Computer Services, SARF and Mr. B. Ramalinga Raju, which was subsequently amended effective September 14, 1999. The Stockholders’ Agreement grants “tag-along” rights to SARF in the event of a sale of our equity shares by Satyam Computer Services as well as customary information and inspection rights. The Stockholders’ Agreement with SARF provides that upon the occurrence of specified events, SARF may require Satyam Computer Services to repurchase our equity shares owned by SARF. The Stockholders’ Agreement also granted to Satyam Computer Services and SARF warrants to purchase up to an aggregate of 750,000 of our equity shares. Upon the completion of our initial public offering in October 1999, Satyam Computer Services and SARF exercised these warrants for an exercise price equal to approximately 67% of our initial public offering price, or $12.00 per equity share, and we issued an aggregate of 150,000 and 600,000 equity shares to Satyam Computer Services and SARF, respectively.

     In October 2002, we entered into an Investor Rights Agreement with Satyam Computer Services, SAIF and VentureTech providing for, among other things, a Board of Directors comprised of nine directors. . Each of these shareholders is entitled to nominate two Members of our Board so long as it holds at least 10% of our outstanding share capital and one Member of our Board so long as it owns at least 5% of our outstanding share capital. In addition, Venture Tech and SAIF, can jointly nominate the Chairman of our Board of Directors so long as their joint holding is not less than 15% of our outstanding share capital. In January 2004, Mr. Srinivasa C. Raju, a nominee of Venture Tech, was appointed as the Chairman of our Board of Directors. The Investor Rights Agreement also provides certain of the shareholders with consent rights in connection with specified corporate transactions.

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

     For additional information, please see “Item 8. Financial Information—Dividends.”

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

  Preemptive Rights and Issue of Additional Shares

     The Companies Act gives shareholders the right to subscribe for new shares in proportion to their respective existing shareholdings unless otherwise determined by a special resolution passed by a general meeting of the shareholdeRs.For approval, a special resolution must be approved by a number of votes, which is not less than three times the number of votes against the special resolution. At our 2000 Annual General Meeting, our shareholders approved a special resolution pursuant to which we may issue up to one million equity shares (equivalent to one million ADSs) in connection with acquisitions, 268,500 of which we issued in connection with our acquisition of IndiaWorld Communications, 551,180 of which we issued in connection with our acquisition of a 25% stake in CricInfo Limited and 113,798 of which we issued in connection with our acquisition of IndiaPlaza.com. At our 2001 Annual General Meeting, our shareholders approved a special resolution permitting us to issue up to four million additional equity shares in connection with acquisitions or capital raising transactions, and ADS holders are deemed to have waived their preemptive rights with respect to these shares. At our December 2002 Extraordinary General Meeting, our shareholders approved a special resolution permitting us to issue up to 12.5 million additional equity shares (equivalent to 12.5 million ADSs) in connection with the sale of equity shares to SAIF and VentureTech, and our ADS holders are deemed to have waived their preemptive rights with respect to these shares and our Board of Directors may approve the issuance of these shares without further action of our shareholders.

     Each of our directors is entitled to receive a sitting fee not exceeding Rs.2,000 for every Board and Committee meeting as well as all traveling and out-of-pocket expenses incurred in attending such meetings. Our Board of Directors may from time to time or at any time at its discretion raise or borrow any sum of money for use by our company. Unless otherwise determined by our company in a general meeting, our directors are not required to hold any shares of our company’s capital stock to qualify to serve. For additional information, please see “Item 6. Director, Senior Management and Employees – Board Composition,” “ Board Committees” and “ Director and Officer Compensation.”

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

     The annual general meeting of shareholders must be held at our registered office or at such other place within the city in which the registered office is located. Meetings other than the annual general meeting may be held at any other place if so determined by the Board. Effective April 3, 2003 our registered office is located at 2nd Floor, Tidel Park, 4, Canal Bank Road, Taramani, Chennai 600 113, India.

     Our Articles provide that a quorum for a general meeting is the presence of at least five shareholders in person.

  2004 Annual General Meeting

     Our Annual General Meeting for the fiscal year 2004 will be held at the registered office of our company, 2nd Floor, Tidel Park, 4 Canal Bank Road, Taramani, Chennai 600 113, India. The matters to be brought in front of our shareholders at this meeting shall be described in the Notice of the Eighth Annual General Meeting, which will be mailed to the shareholders and shall also be filed with the Commission on Form 6-K. Please see that filing for a description of the matters to be considered by our shareholders at the meeting. At the Annual General Meeting, each of the proposals shall be put up for approval, by our shareholders.

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

     Following the introduction of the Depositories Act, 1996, and the repeal of Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in some circumstances, the equity shares of a public company are freely transferable, subject only to the provisions of Section 111A of the Companies Act. Since we are a public company, the provisions of Section 111A will apply to us. Our Articles currently contain provisions, that give our directors discretion to refuse to register a transfer of shares in some circumstances. According to our Articles, our directors are required to exercise this right in the best interests of our company. While our directors are not required to provide a reason for any such refusal in writing, they must give notice of the refusal to the transferee within two months after receipt of the application for registration of transfer by our company. In accordance with the provisions of Section 111A(2) of the Companies Act, our directors may exercise this discretion if they have sufficient cause to do so. If our directors refuse to register a transfer of shares, the shareholder wishing to transfer his, her or its shares may file a civil suit or an appeal with the Company Law Board, or CLB. Pursuant to Section 111A(3), if a transfer of shares contravenes any of the provisions of the Securities and Exchange Board of India Act, 1992 or the regulations issued thereunder or the Sick Industrial Companies (Special Provisions) Act, 1985 or any other Indian laws, the CLB may, on application made by the company, a depositary incorporated in India, an investor, the Securities and Exchange Board of India or other parties, direct the rectification of the register of records. The CLB may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its investigation into the alleged contravention. Notwithstanding such investigation, the rights of a shareholder to transfer the shares will not be restricted.

     Under the Companies Act, unless the shares of a company are held in a dematerialized form, a transfer of shares is effected by an instrument of transfer in the form prescribed by the Companies Act and the rules thereunder together with delivery of the share certificates. Our transfer agent is Citibank, N.A. - Mumbai branch.

  Audit and Annual Report

     At least 21 days before the annual general meeting of shareholders excluding the days of mailing and receipt, we must distribute to our shareholders a detailed version of our audited balance sheet and profit and loss account and the related reports of the Board and the auditors, together with a notice convening the annual general meeting. These materials are also generally made available at our corporate website, www.sifycorp.com. Under the Companies Act, we must file the balance sheet and annual profit and loss account presented to the shareholders within 30 days of the conclusion of the annual general meeting with the Registrar of Companies in Tamil Nadu, India, which is the state in which our registered office is located. We must also file an annual return containing a list of our shareholders and other information, within 60 days of the conclusion of the meeting.

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

Material Contracts

     You should read the following description of our material contracts in conjunction with the descriptions of our acquisitions and investments and our relationships with strategic partners as described under “Item 4.—Information on the Company.”

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

     Government of India policies permit a maximum level of foreign equity investment of 74% in Internet service providers having their own gateways. Our license was reissued in April 2002, allowing us a maximum level of foreign equity investment of 74% and also permitting us to provide Internet telephony, subject to the terms of operation as detailed in the license. We currently do not own any international gateways and are technically permitted to have a 100% foreign holding in our company subject to Government regulations.

     Our license also requires us to ensure that objectionable, obscene and unauthorized content, or any other content, messages or communications infringing copyrights, intellectual property rights and domestic and international cyber laws or which is inconsistent with the laws of India, is not carried on our network. Although under the terms of our license we are free to fix the prices we charge our subscribers, the TRAI may set prices for the provision of Internet access services generally. We are permitted to use encryption to safeguard information transmitted over our network. However, if we use a higher level of encryption than that specified by the Government of India, our license requires us to deposit a set of keys with the Government of India. License fees were waived through October 31, 2003, and a nominal license fee of Re.1 per annum is payable from November 1, 2003. Our obligations under the license are secured by a performance bank guarantee in the amount of Rs.10 million ($0.2 million) as of March 31, 2004.

Investor Rights Agreement

     Our company, Satyam Computer Services, SAIF and VentureTech are parties to an Investor Rights Agreement dated October 7, 2002. The Investor Rights Agreement provides for, among other things, a Board of Directors comprised of nine directors. . Each of these shareholders is entitled to nominate two Members of our Board so long as it holds at least 10% of our outstanding share capital and one Member of our Board so long as it owns at least 5% of our outstanding share capital. In addition, Venture Tech and SAIF, can jointly nominate the Chairman of our Board of Directors so long as their joint holding is not less than 15% of our outstanding share capital. In January 2004, Mr. Srinivasa C. Raju, a nominee of Venture Tech, was appointed as the Chairman of our Board of Directors. The Investor Rights Agreement provides certain of the shareholders with consent rights in connection with specified corporate transactions.

Executive Employment Agreements

     In February 2002, we entered into Executive Employment Agreements with each of Messrs. Ramaraj and Zacharias. Our agreement with Mr. Ramaraj had a term of approximately 13 months, and our agreement with Mr.Zacharias has a term of three years. Our shareholders approved an extension of Mr. Ramaraj’s tenure as Managing Director for an additional five years, effective April 1, 2003, retaining the terms of the Executive Employment Agreement. The material terms of the agreement between us and the executives, are:

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

Cricinfo Limited & Wisden Cricinfo Limited

     Convertible notes of CricInfo Limited. On October 5, 2001, we entered into an agreement to subscribe for unsecured convertible loan notes, or loan notes, to be issued by CricInfo Limited in an aggregate amount of up to GBP 1.6 million to meet CricInfo’s short-medium term working capital requirements over the ensuing year. These loan notes were redeemable on October 5, 2004, and the terms of the loan note instrument provided for the payment of interest on the principal amount at the rate of 8% per annum. We also entered into a Term Loan Agreement with CricInfo for granting a term loan facility of GBP 0.1 million. The loan carried an interest rate of 4% per annum and was repayable on December 31, 2004. This term loan and the convertible loan were secured by a debenture executed by CricInfo.

     In February 2003, CricInfo transferred its net assets (other than the loan payable to our company and miscellaneous current assets and liabilities) to a newly formed company incorporated in the United Kingdom, Wisden Cricinfo Limited. In consideration of its contribution of assets, CricInfo received a 33% equity stake in Wisden Cricinfo Limited and GBP 1.8 million. CricInfo repaid our loan, including accrued interest of Rs.107.0 million, and transferred its 33% stake in Wisden Cricinfo Limited to our company for a consideration of Rs.22.6 million (GBP 0.3 million). Contemporaneously, we advanced Rs. 23.0 million (GBP 0.3 million) to Wisden Cricinfo Limited.

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

     In fiscal year 2004, we sold our stake in Wisden Cricinfo for Rs.61.2 million ($1.4 million)(GBP 0.7 million) which includes repayment of loan made to Wisden Cricinfo of Rs.22.9 million ($0.5 million)(GBP 0.3 million).

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

     The Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme is distinct from other policies or facilities, as described below, relating to investments in Indian companies by foreign investoRs.The issuance of ADSs pursuant to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme also affords to owners of ADSs the benefits of Section 115AC of the Indian Income-tax Act, 1961 for purposes of the application of Indian tax law. For additional information, please see “Taxation — Indian Taxation.”

  Foreign Direct Investment

     Currently, subject to certain exceptions, foreign direct investment and investment by individuals of Indian nationality or origin residing outside India, or non-resident Indians, and overseas corporate bodies at least 60% owned by such persons, or overseas corporate bodies, in Indian companies do not require the specific prior approval of the Foreign Investment Promotion

Board, or FIPB, a body formed by the Government of India to negotiate with large foreign companies interested in making long-term investments in India. Furthermore, henceforth no prior approval of the Reserve Bank of India is required although a post-investment declaration in giving details of the foreign investment in the company pursuant to the ADR issue must be filed with the Reserve Bank of India within thirty days of our ADR offering. However, the waiver of approval by the FIPB and the RBI is unavailable in certain industries, which have been identified by the Government of India. The waiver of approval would not apply in the following cases:

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

     In May 1994, the Government of India announced that purchases by foreign investors of ADSs and foreign currency convertible bonds of Indian companies would be treated as foreign direct investment in the equity issued by Indian companies for such offerings.

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

     Notwithstanding the foregoing, Government of India policies permit a maximum level of foreign equity investment of 74% in Internet service providers having their own gateways. Our license was reissued in April 2002, allowing us a maximum level of foreign equity investment of 74% and also permitting us to provide Internet telephony, subject to the terms of operation as detailed in the license. We currently do not own any international gateways and are technically permitted to have 100% foreign holding in our company subject to Government regulations.

  Investment by Non-Resident Indians and Overseas Corporate Bodies

     A variety of special facilities for making investments in India in shares of Indian companies are available to individuals of Indian nationality or origin residing outside India, or non-resident Indians, and to overseas corporate bodies, or OCBs, at least 60% owned by such persons. These facilities permit non-resident Indians and overseas corporate bodies to make portfolio investments in shares and other securities of Indian companies on a basis not generally available to other foreign investors. These facilities are different and distinct from investments by foreign direct investors described above.

     Apart from portfolio investments in Indian companies, non-resident Indians and overseas corporate bodies may also invest in Indian companies through foreign direct investments. For additional information, please see “Foreign Direct Investment.” Under the foreign direct investment rules, non-resident Indians and overseas corporate bodies may invest up to 100% in high-priority industries in which other foreign investors are permitted to invest only up to 50%, 51%, 74% or 100%, depending on the industry category.

  Investment by Foreign Institutional Investors

     In September 1992, the Government of India issued guidelines which enable foreign institutional investors, including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated/institutional portfolio managers, to make portfolio investments in the securities of listed and unlisted companies in India. Under the guidelines, foreign institutional investors must obtain an initial registration from the Securities and Exchange Board of India to make these investments. Foreign institutional investors must also comply with the provisions of the Securities Exchange Board of India Foreign Institutional Investors Regulations, 1995. When it receives the initial registration, the foreign institutional investor also obtains general permission from the Reserve Bank of India to engage in transactions regulated under the Indian Foreign Exchange Regulation Act. Together, the initial registration and the Reserve Bank of India’s general permission enable the registered foreign institutional investor to buy, subject to the ownership restrictions discussed below, and freely sell securities issued by Indian companies whether or not they are listed, to realize capital gains on investments made through the initial amount invested in India, to subscribe or renounce rights offerings for shares, to appoint a domestic custodian for custody of investments held and to repatriate the capital, capital gains, dividends, income received by way of interest and any compensation received towards sale or renunciation of rights offerings of shares. The foreign institutional investor regulations also set out the general obligations and responsibilities and investment conditions and restrictions applicable to foreign institutional investors. One such restriction is that unless the foreign Institutional Investor is registered as a debt fund with the Securities Exchange Board of India, the total investment in equity and equity-related instruments should not be less than 70% of the aggregate of all investments of a foreign institutional investor in India.

     Apart from making portfolio investments in Indian companies as described above, foreign institutional investors may direct foreign investments in Indian companies. For additional information, please see “Foreign Direct Investment.”

  Ownership Restrictions

     The Securities and Exchange Board of India and Reserve Bank of India regulations restrict portfolio investments in Indian companies by foreign institutional investors, non-resident Indians and overseas corporate bodies, all of which we refer to as foreign portfolio investors. The Reserve Bank of India issued a circular in August 1998 stating that foreign institutional investors in aggregate may hold no more than 30% of the equity shares of an Indian company and non-resident Indians and overseas corporate bodies in aggregate may hold no more than 10% of the shares of an Indian company through portfolio investments. Under current Indian law, foreign institutional investors in the aggregate may hold no more than 24% of the equity shares of an Indian company, and non-resident Indians and overseas corporate bodies in aggregate may hold no more than 10% of the shares of an Indian company through portfolio investments. The 24% limit referred to above may be increased to 49% if the shareholders of the company pass a special resolution to that effect. The Reserve Bank of India circular also states that no single foreign institutional investor may hold more than 10% of the shares of an Indian company and no single non-resident Indian or overseas corporate body may hold more than 5% of the shares of an Indian company.

     Foreign institutional investors are urged to consult with their Indian legal and tax advisers about the relationship between the foreign institutional investor regulations and the ADSs and any equity shares withdrawn upon surrender of ADSs.

     Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 approved by the Securities and Exchange Board of India in January 1997 and notified by the Government of India in February 1997, which replaced the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Resolutions, upon the acquisition (directly or indirectly) of more than 5% of the outstanding shares (the aggregate of the existing shares and the newly acquired shares) of a listed public Indian company, a purchaser is required to notify the company, and the company is required to notify all the stock exchanges on which the shares of the company are listed, of the purchaser’s shareholdings or voting rights in that company within four working days of (a) the receipt of allotment information or (b) the acquisition of shares or voting rights, as the case may be. Before the acquisition of 15% or more of such shares or a change in control of the company, either by himself or with others acting in concert the purchaser is required to make annual disclosures of the purchaser’s holdings in the company and to make an open offer to the other shareholders offering to purchase at least 20% of all the outstanding shares of the company at a minimum offer price as determined pursuant to the new regulations. A purchaser who holds between 15.0% and 75.0% of a company’s shares cannot acquire additional shares or voting rights that would entitle the purchaser to exercise an additional 5.0% of the voting rights in any 12 month period unless such purchaser makes a public announcement offering to acquire an additional 20% of the company’s shares. Upon conversion of ADSs into equity shares, an ADS holder will be subject to the Takeover Code. The Takeover Code does not apply to purchases involving the acquisition of shares (i) by allotment in a public, rights and preferential issue, (ii) pursuant to an underwriting agreement, (iii) by registered stockbrokers in the ordinary course of business on behalf of customers, (iv) in unlisted companies, (v) pursuant to a scheme of reconstruction or amalgamation or (vi) pursuant to a scheme under Section 18 of the Sick Industrial Companies (Special Provisions) Act, 1985. The Takeover Code does not apply to purchases in the ordinary course of business by public financial institutions either on their own account or as a pledgee. In addition, the Takeover Code does not apply to the purchase of ADSs so long as they are not converted into equity shares. However, since we are an unlisted company, the provisions of the new regulations will not apply to us. If our shares are listed on an Indian stock exchange in the future, the new regulations will apply to the holders of our ADSs.

     Open market purchases of securities of Indian companies in India by foreign direct investors or investments by non-resident Indians, overseas corporate bodies and foreign institutional investors above the ownership levels set forth above require Government of India approval on a case-by-case basis.

  Voting Rights of Deposited Equity Shares Represented by ADSs

     Holders of ADSs generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the equity shares represented by the related ADSs. At our request, the depositary bank will mail to the holders of ADSs any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

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

     Under Indian law, subject to the presence in person at a shareholder meeting of persons holding equity shares representing a quorum, all resolutions proposed to be approved at that meeting are voted on by a show of hands unless a shareholder present in person at the meeting demands that a poll be taken. Equity shares not represented in person at the meeting, including equity shares underlying ADSs for which a holder has provided voting instructions to the depositary bank, are not counted in a vote by show of hands. As a result, only in the event that a shareholder present at the meeting demands that a poll be taken will the votes of ADSs holders be counted. Securities for which no voting instructions have been received will not be voted on a poll.

     As a foreign private issuer, we are not subject to the SEC’s proxy rules, which regulate the form and content of solicitations by United States-based issuers of proxies from their shareholders. To date, our practice has been to provide advance notice to our ADS holders of all shareholder meetings and to solicit their vote on such matters, through the depositary, and we expect to continue this practice. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the SEC’s proxy rules.

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

     Taxation of Distributions. The Finance Act, 2003 states that after April 1, 2003, dividend income will be exempt from tax for shareholders and that domestic companies will be liable to pay a dividend distribution tax at the rate of 12.5% plus a surcharge at the time of the distribution. Any distributions of additional ADSs, equity shares or rights to subscribe for equity shares made to non-resident holders with respect to ADSs or equity shares will not be subject to Indian tax. Similarly, the acquisition by a non-resident holder of equity shares upon redemption of ADSs will not constitute a taxable event for Indian income tax purposes. Such acquisition will, however, give rise to a stamp duty as described below under “Stamp Duty and Transfer Tax.”

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

     Buy-back of Securities. Currently, Indian companies are not subject to any tax in respect of the buy-back of their shares. However, the shareholders will be taxed on any gain at the long-term or short-term, as applicable, capital gains rates. For additional information, please see “—Taxation of Capital Gains.”

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

     Service Tax. Brokerage or commissions paid to stockbrokers in connection with the sale or purchase of shares is subject to a service tax of 8.0%.

Income Tax Matters

     As of March 31, 2004, we had a business loss carry forward of approximately Rs.4,186.74 million ($ 96.5 million) for financial reporting purposes. Under Indian law, loss carry forwards from a particular year may be used to offset taxable income over the next eight years.

     The statutory corporate income tax rate and the surcharge thereon are subject to change in line with the changes announced in the Union Budget each year. For the fiscal ended 2004, the rate of corporate income tax was 35% with a surcharge of 2.5% thereon, resulting in an effective tax rate of 35.9%. We cannot assure you that the current income tax rate will remain unchanged in the future. We also cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be levied by the Government of India. Until April 1, 2002, dividends declared, distributed or paid by an Indian corporation were subject to a dividend tax of 10.2%, including the applicable surcharge for fiscal 2002, of the total amount of the dividend declared, distributed or paid. This tax is not paid by shareholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation before distribution of a dividend. Effective April 1, 2002, Indian companies were no longer to be taxed on declared dividends. The Finance Act, 2003 proposed that after April 1, 2003, dividend income will be exempt from tax for shareholders and that domestic companies will be liable to pay a dividend distribution tax at the rate of 12.5% plus a surcharge at the time of the distribution.

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

     Ownership of ADSs. For U.S. federal income tax purposes, holders of ADSs should be treated as the owners of equity shares represented by such ADSs. However, the United States Treasury had expressed concerns that parties to whom ADSs are pre-released may be taking actions inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate holders, as described below. Accordingly, the availability of the lower rate of tax applicable to dividends could be affected by actions that may be taken by the United States Treasury.

     Dividends. Subject to special rules discussed below governing passive foreign investment companies, distributions of cash or property (other than equity shares, if any, that are distributed pro rata to all shareholders of our company, including holders of ADSs, and also meet certain conditions) with respect to equity shares will be includible in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of the U.S. holder of ADSs generally will be the date of receipt by the depositary, to the extent such distributions are made from the current or accumulated earnings and profits of our company as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by our company exceeds our company’s current and accumulated earnings and profits, it will be treated first as a tax-free return of the U.S. holder’s tax basis in the equity shares or ADSs and thereafter as capital gain. With respect to non-corporate taxpayers for taxable years beginning before January 1, 2009, dividends may be taxed at the lower applicable capital gains rate provided that (1) ADSs or equity shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either out taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met.

     It is not clear if any Indian tax imposed upon distributions paid to a U.S. holder with respect to ADSs or equity shares would be eligible for credit against the U.S. holder’s federal income tax liability (or alternatively, a deduction in computing taxable income). Dividends paid by our company generally will constitute “passive income” for purposes of the foreign tax credit (or, in the case of certain holders, “financial services income”).

     If dividends are paid in Indian rupees, the amount of the dividend distribution includible in the income of a U.S. holder will be in the U.S. dollar value of the payments made in Indian rupees, determined at a spot exchange rate between Indian rupees and U.S. dollars applicable to the date of distribution, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss, if any, resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss.

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

     We also face market risk relating to foreign exchange rate fluctuations, principally relating to the fluctuation of U.S. dollar to Indian rupee exchange rate. Our foreign exchange risk principally arises from accounts payable to overseas vendors. This risk is partially mitigated as we hold balances in foreign currency with overseas banks. Our foreign exchange gain/(loss) was Rs.0.6 million, Rs.5.4 million, Rs.162 million, Rs.44.5 million, Rs.(18.0) million and Rs (52.1) million for fiscal years 1999, 2000, 2001, 2002, 2003 and 2004 respectively.

Item 12. Description of Securities Other Than Equity Securities

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     Under the Companies Act, 1956 of India, or Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders of three-fourths of the company’s shares which are voted on the resolution. At our 2000 Annual General Meeting, our shareholders approved a special resolution permitting us to issue up to one million equity shares in connection with acquisitions. We issued virtually all of these equity shares in connection with our acquisitions of IndiaWorld Communications and Indiaplaza.com and our investment in CricInfo Limited. At our 2001 Annual General Meeting, our shareholders approved a special resolution permitting us to issue up to four million additional equity shares in connection with acquisitions or capital raising transactions, and ADS holders are deemed to have waived their preemptive rights with respect to these shares. At our December 2002 Extraordinary General Meeting, our shareholders approved a special resolution permitting us to issue up to 12.5 million additional equity shares in connection with the sale of equity shares to SAIF and VentureTech, and our ADS holders are deemed to have waived their preemptive rights with respect to these shares. Our Board approved the issue of 11.6 million shares out of the 12.5 million approved by the shareholders. Out of this, 8.6 million was issued as ADSs and 3.0 million as Indian equity shares. We raised $14.7 million and Rs.253.4 million through the ADS issue and Indian equity share issue respectively. Of the $14.7 million in proceeds from the ADS issue, $12.3 million is available as cash, $1.2 million was used for investments in affiliates, $0.5 million was expended on U.S. branch operations and $0.7 million was expended on other operating expenses. The total amount of Rs.253.4 million raised by way of issue of Indian equity shares is available as cash.

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

Item 16A. Audit Committee financial expert

     As of March 31, 2004, no member of our audit committee met the requirements to be an audit committee financial expert under the SEC’s definition. Presently, our company is not yet subject to the new heightened corporate governance requirements to be imposed by Nasdaq on foreign private issuers, such as Sify, commencing in July 2005. Our intention is to appoint to our board a director who will act as the audit committee financial expert no later than the effective date of these new Nasdaq rules.

Item 16B. Code of Ethics

The Company has adopted a Code of Conduct and Conflict of Interest Policy that is applicable to all officers, directors and employees. The text of the policy is filed as an Exhibit under Item 19 to this Annual Report. This policy is available on our website, www.sifycorp.com

Item 16C. Principal Accountant Fees and Services

     The following table sets forth for the fiscal years indicated the fees paid to our principal accountant and its associated entities for various services provided us in these periods.

Fiscal year ended
Type of Service	March 31, 2003	March 31,2004
(a) Audit Fees	Rs.6.03 million	Rs.8.00 million
(b) Audit related fees	Nil	Nil
(c) Tax Fees	Nil	Nil
(d) All other fees	Nil	Rs.0.10 million

     Fees include out of pocket expenses and applicable taxes. “All other fees” accounts for a fee associated with the issuance of a statutorily mandated certificate.

     We were notified by our existing US GAAP accountants, KPMG (Registered), an Indian partnership, (“KPMG India”) that for the fiscal year ended March 31, 2004, KPMG LLP, a UK limited liability partnership (“KPMG LLP”) would serve as the our US GAAP accountants. The change was made at the request of KPMG India and approved by our audit committee. Under the rules promulgated by the US Securities and Exchange Commission (the “SEC”), the change from KPMG India to KPMG LLP for fiscal years ended March 31, 2004 and forward constitutes a change in our certifying accountants. This change, however, is likely to be temporary, with KPMG India expected to be re-appointed as our US GAAP accountants once they have successfully completed registration with the U.S. Public Company Accounting Oversight Board (the “PCAOB”).

     The reports of KPMG India on our financial statements for each of the fiscal years ended March 31, 2002 and 2003 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified due to uncertainty, audit scope or accounting principles.

     During fiscal years ended March 31, 2002 and 2003 and through the date of change of accountants, there were no disagreements with KPMG India on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of KPMG India, would have caused them to make reference to the subject matter in connection with their reports on our financial statements for such years. There were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

PART III

Item 17. Financial Statements

     Not applicable.

Item 18. Financial Statements

SIFY LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and as otherwise stated)

	As at March 31,
	2003		2004		2004
ASSETS
Current assets:
Cash and cash equivalents	Rs.	897,596	Rs.	1,325,803	$30,548
Cash restricted		74,612		101,587	2,341
Accounts receivable		346,270		493,980	11,382
Due from officers and employees		982		—	—
Due from related parties		16,016		13,030	300
Inventories		39,971		20,759	478
Prepaid expenses		124,785		106,957	2,465
Other current assets		148,291		123,571	2,847

Total current assets		1,648,523		2,185,687	50,361
Cash restricted		100,010		10,146	234
Property, plant and equipment-net		1,542,829		1,249,798	28,797
Goodwill and other intangible assets		166,983		125,622	2,895
Investments in affiliated companies		140,053		140,508	3,237
Investments in securities		1,140		—	—
Other assets		100,849		87,312	2,012

Total assets	Rs.	3,700,387	Rs.	3,799,073	$87,536

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current installments of capital lease obligations		2,482		5,851	135
Trade accounts payable		82,635		220,322	5,077
Accrued liabilities		278,256		317,228	7,309
Deferred revenue		289,297		341,953	7,879
Due to officers and employees		—		326	7
Advances from customers		26,171		83,670	1,928
Other current liabilities		60,520		56,182	1,295

Total current liabilities		739,361		1,025,532	23,630
Capital lease obligations, excluding current installments		3,767		5,151	119
Other liabilities		65,864		51,127	1,177

Total liabilities		808,992		1,081,810	24,926

Minority interest		2,699		1,595	37
Stockholders’ equity
Common stock, Rs 10 par value; 37,500,000 equity shares authorized; Issued and outstanding: 32,795,200 shares as of March 31,2003 and 34,900,993 shares as of March 31,2004		327,952		349,010	8,042
Additional paid-in capital		14,326,742		14,490,037	333,871
Deferred compensation - employee stock offer plan		(24,839)		(14,326)	(330)
Accumulated deficit		(11,737,769)		(12,109,053)	(279,010)
Accumulated other comprehensive income		(3,390)		—	—

Total stockholders’ equity		2,888,696		2,715,668	62,573

Total liabilities and stockholders’ equity	Rs.	3,700,387	Rs.	3,799,073	$87,536

See accompanying notes to consolidated financial statements

SIFY LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share data and as otherwise stated)

	Year ended March 31,
	2002		2003		2004		2004
Revenues	Rs.	1,493,636	Rs.	1,862,585	Rs.	2,517,873	$58,016
Initial services charges		66,652		97,270		233,750	5,386
Revenue from related parties		17,200		34,345		49,561	1,142

Total Revenue		1,577,488		1,994,200		2,801,184	64,544
Cost of revenues		1,192,671		1,264,101		1,476,714	34,026
Selling, general and administrative expenses		1,256,763		1,090,935		1,208,884	27,854
Provision for doubtful receivables and advances		101,500		156,233		76,487	1,762
Acquisition expenses		20,000		—		—	—
Amortisation / impairment of goodwill		4,420,644		—		—	—
Impairment of assets		—		246,999		22,551	520
Depreciation		574,867		474,261		481,810	11,102
Amortisation of intangible assets		29,337		69,907		50,224	1,157
Amortisation of deferred stock compensation expense		9,686		57,729		27,946	644
Foreign exchange (gain) / loss		(44,520)		18		52,148	1,202

Total operating expenses		7,560,948		3,360,183		3,396,764	78,267
Operating loss		(5,983,460)		(1,365,983)		(595,580)	(13,723)
Other income, net		32,711		52,948		144,147	3,321

Loss before taxes, equity in losses of affiliates and minority interest		(5,950,749)		(1,313,035)		(451,433)	(10,402)
Equity in (losses) / profits of affiliates
Operating (losses) / profits		(1,225,444)		(50,689)		17,083	394
Gain on sale of investment in affiliates		—		24,628		63,059	1,453
Minority interest		17,928		12,564		79	2

Losses before income taxes		(7,158,265)		(1,326,532)		(371,212)	(8,553)
Taxes		—		(2,856)		(72)	(2)
Loss from continuing operations	Rs.	(7,158,265)	Rs.	(1,329,388)	Rs.	(371,284)	$(8,555)
Discontinued operations
Income / (loss) from discontinued operations	Rs.	(125,373)		—		—	—
Profit on sale of discontinued operations	Rs.	81,121		—		—	—

Net loss	Rs.	(7,202,517)	Rs.	(1,329,388)	Rs.	(371,284)	$(8,555)

Net loss per share - continuing operations	Rs.	(308.59)	Rs.	(51.15)	Rs.	(10.76)	$(0.25)
Net loss per share - discontinued operations	Rs.	(1.91)		—		—	—
Net loss per share	Rs.	(310.50)	Rs.	(51.15)	Rs.	(10.76)	$(0.25)
Weighted equity shares used in computing loss per equity share		23,196,428		25,988,095		34,519,545	34,519,545

See accompanying notes to consolidated financial statements

SIFY LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share data and as otherwise stated)

	Year ended March 31,
	2002		2003		2004		2004
Net loss from continuing operations	Rs.	(7,158,265)	Rs.	(1,329,388)	Rs.	(371,284)	$(8,555)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, amortization and impairment		5,020,600		854,182		582,531	13,422
Equity in losses of affiliates		1,225,444		26,061		(17,083)	(393)
Gain on sale of investments		—		(1,495)		(98,948)	(2,280)
Loss / (gain) on sale of plant and equipment		3,652		2,552		(1,990)	(46)
Provision for doubtful receivables and advances		101,500		156,233		76,487	1,762
Inventory write down		22,085		6,720		1,407	33
Minority interest		(17,928)		(12,564)		(79)	(2)
Others				7,106		50,745	1,169
Changes in assets and liabilities:
Accounts receivable		(15,997)		(65,793)		(223,074)	(5,140)
Due from officers and employees		26,152		62,552		4,870	112
Due from related parties		4,159		(7,879)		2,986	69
Inventories		50,557		(11,265)		17,805	410
Prepaid expenses		94,580		(10,030)		17,828	411
Other assets		21,815		(24,962)		43,034	992
Trade accounts payable and accrued liabilities		(14,477)		(78,836)		120,621	2,779
Deferred revenue		(39,484)		144,778		52,656	1,213
Advances from customers		(84,388)		10,851		57,499	1,325
Other liabilities		(15,685)		32,904		(42,026)	(968)

Net cash provided by / (used in) continuing operations	Rs.	(775,680)	Rs.	(238,273)	Rs.	273,985	$6,313
Net cash provided by discontinued operations	Rs.	237,531	Rs.	0	Rs.	0	$0

Net cash provided by / (used in) operating activities	Rs.	(538,149)	Rs.	(238,273)	Rs.	273,985	$6,313

Cash flows from investing activities:
Expenditure on plant and equipment		(181,217)		(284,346)		(342,584)	(7,894)
Proceeds from sale of plant and equipment		12,559		12,055		12,955	299
Expenditure on intangible assets		(59,240)		(16,891)		(2,331)	(54)
Expenditure on investment in affiliates		(119,741)		29,162		56,737	1,307
Expenditure on acquisition of minority interest		—		—		(940)	(22)
Net movement in cash - restricted		(122,287)		(22,233)		62,889	1,449
Purchase consideration for acquisition, net of cash		(11,210)		—		(32,755)	(755)
Proceeds from sale of investments		—		8,579		257,356	5,930

Net cash used in continuing operations	Rs.	(481,136)	Rs.	(273,674)	Rs.	11,327	$261
Net cash used in discontinued operations	Rs.	(71,279)	Rs.	0	Rs.	0	$0
Proceeds from sale of discontinued operation	Rs.	349,165	Rs.	0	Rs.	0	$0

Net cash used in investing activities	Rs.	(203,250)	Rs.	(273,674)	Rs.	11,327	$261

Cash flows from financing activities:
Acquisition related debt		—		—		30,355	699
Principal payments under capital lease obligations		(9,097)		(1,695)		(7,317)	(169)
Net proceeds from issuance of common stock		—		760,472		166,920	3,846

Net cash provided by / (used in) continuing operations	Rs.	(9,097)	Rs.	758,777	Rs.	189,958	$4,376
Net cash used in discontinued operations	Rs.	0	Rs.	0	Rs.	0	$0

Net cash provided by / (used in) financing activities	Rs.	(9,097)	Rs.	758,777	Rs.	189,958	$4,376

Effect of exchange rate changes on cash		(5,598)		(7,345)		(47,063)	(1,084)
Net increase / (decrease) in cash and cash equivalents		(756,094)		239,485		428,207	9,866
Cash and cash equivalents at the beginning of the year		1,414,205		658,111		897,596	20,682

Cash and cash equivalents at the end of the year	Rs.	658,111	Rs.	897,596	Rs.	1,325,803	$30,548

Supplementary Information
Cash paid towards interest		2,838		795		2,126	49
Cash paid towards taxes (net of refunds)		44,958		20,048		(29,468)	(679)
Supplemental schedule of non cash financing activity
Additional common stock issued for acquisition of business		49,268		—		—	—

See accompanying notes to consolidated financial statements

SIFY LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share data and as stated otherwise)

						Deferred
	Common Stock		Additional	Compre-	Accumulated Other	Compensation- Employee		Total
			Paid In	hensive	comprehensive	Stock offer	Accumulated	Stockholders’
	Shares	Par Value	Capital	income	income	plan	deficit	Equity
Balance as of March 31, 2001	23,183,103	231,831	13,669,570		(6,096)	(101,105)	(3,205,864)	10,588,336
Issue of common stock for acquisitions and investments	19,073	191	49,077					49,268
Compensation related to stock option grants			72,492			(72,492)		—
Amortization of compensation related to stock option grants			(83,962)			98,636		14,674
Capital transaction of investee			(57,852)					(57,852)
Comprehensive income
Net loss				(7,202,517)			(7,202,517)	(7,202,517)
Other comprehensive income
Unrealized loss on investments, net of nil tax				(356)	(356)			(356)
Foreign exchange translation adjustment				2,561	2,561			2,561

Comprehensive income				(7,200,312)

Balance as of March 31, 2002	23,202,176	232,022	13,649,325		(3,891)	(74,961)	(10,408,381)	3,394,114

Issue of common stock (net of expenses)	9,593,024	95,930	664,542					760,472
Compensation related to stock option grants			86			(86)		—
Amortization of compensation related to stock option grants			12,789			50,208		62,997
Capital transaction of investee								—
Comprehensive income
Net loss				(1,329,388)			(1,329,388)	(1,329,388)
Other comprehensive income
Unrealized loss on investments, net of nil tax				(1,253)	(1,253)			(1,253)
Foreign exchange translation adjustment				1,754	1,754			1,754

Comprehensive income				(1,328,887)

Balance as of March 31, 2003	32,795,200	327,952	14,326,742		(3,390)	(24,839)	(11,737,769)	2,888,696

Issue of common stock (net of expenses)	2,105,793	21,058	145,862					166,920
Compensation related to stock option grants			21,497			(21,497)		—
Amortization of compensation related to stock option grants			(4,064)			32,010		27,946
Comprehensive income
Net loss				(371,284)			(371,284)	(371,284)
Other comprehensive income
Unrealized loss on investments, net of nil tax				2,129	2,129			2,129
Foreign exchange translation adjustment				1,261	1,261			1,261

Comprehensive income				(367,894)

Balance as of March 31, 2004	34,900,993	349,010	14,490,037		—	(14,326)	(12,109,053)	2,715,668

Balance as of March 31, 2004 (in US$)		8,042	333,871		—	(330)	(279,010)	62,573

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Description of business

Sify Limited (Sify) together with its subsidiaries (the Company) and its affiliates is engaged in providing various services, such as Corporate Network and Data Services, Internet Access Services, Online Portal and Content Offerings.

2.	Summary of significant accounting policies

Basis of preparation of financials statements

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP) in Indian Rupees (Rs.), the national currency of India. Solely for the convenience of the reader, the financial statements as of and for the year ended March 31, 2004 have been translated into United States dollars at the noon buying rate in New York City on March 31, 2004 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of US$1 = Rs.43.40. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or at any other rate on March 31, 2004 or at any other date.

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

Investments in affiliates

The Company accounts for investments between 20% and 50% or where it would be otherwise able to exercise significant influence over the operating and financial policies of the investees under the equity method. Prior to the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, the excess of cost of the stock of those affiliates over the Company’s share of their net assets at the acquisition date was recognized as goodwill and was being amortized on a straight-line basis over 5 years. However, such goodwill was completely written-off prior to the adoption of the SFAS No. 142. Subsequent to the adoption of SFAS No. 142, the Company will not amortize any goodwill recognized from an investment in an affiliate. The Company would recognize a loss when there is a loss in value in the equity method investment, which is other than a temporary decline.

Cash, cash equivalents and short-term investments

The Company considers all highly liquid investments with remaining maturities, at the date of purchase/investment, of three months or less to be cash equivalents. Cash and cash equivalents currently consist of cash and cash on deposit with banks, which are unrestricted as to its use.

Revenue recognition

The operating segments of the Company include:

•	Corporate network/data services, which provides private network services, messaging services and web hosting to businesses;

•	Internet access services;

•	Online portal services and content offerings ; and

•	Other services such as development of content for e-learning

These segments recognize revenues on the following basis:

Corporate network/data services

Corporate network service revenues primarily include connectivity services and, to a lesser extent, the revenues from the sale of hardware and software purchased from third party vendors, installation of the link, and other ancillary services such as email, efax and domain registration. Generally, these elements are sold as a package consisting of all or some of the elements. This multiple element arrangement is recognized as separable elements because each element constitutes a separate earnings process, each element has a fair value that is reliable, verifiable and objectively determinable, and the undelivered element is not essential to functionality of the delivered elements. In this arrangement involving delivery of multiple elements, in accordance with EITF 00-21, the units of accounting are determined based on whether the delivered items have a value to the customer on a stand alone basis, whether there is objective and reliable evidence of fair value of the undelivered elements and if the arrangement includes a general right of return relative to the delivered item, whether delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Company. The arrangement consideration is allocated to the units of accounting based on their fair values. Revenue on delivered items is recognized when the revenue recognition criteria applicable to that unit of accounting are met.

The Company provides connectivity for a fixed period of time at a fixed rate regardless of usage. Connectivity is the last element that is provided in the case of a bundled contract. The connectivity charges are the same when sold alone or as part of a package. The revenue attributable to connectivity services is recognized ratably over the period of the contract. The hardware and software are standard products that are being freely traded in and purchased from the market, have standard specifications and are not otherwise customized for the specific needs of a customer. The software sold by the Company is off-the-shelf software, such as antivirus utilities and firewalls. The fair value for the hardware and software is available from the market. The revenue attributable to hardware/software is recognized on delivery. Installation consists of commissioning of the last mile connectivity to the customer premises from the carrier exchange (primarily Bharat Sanchar Nigam Limited, or BSNL, a Government of India entity). However, once commissioned this connection can be used by the customer to access any other service provider. The installation normally takes 4-6 weeks. When the customer has such last mile connectivity, the Company does not charge any installation fee. The revenue attributable to the installation of the link is recognized on completion of the installation work. When installation and connectivity services are provided as a package, the value of the installation service is determined using the residual method as provided in EITF 00-21. Revenue from ancillary services such as email, efax and domain registration are recognized over the period such facilities are provided. All revenues are shown exclusive of sales tax and service tax and net of applicable discounts and allowances.

Web hosting service revenues primarily include co-location services and connectivity services. On occasion, the Company also sells related hardware/software to its web hosting customers. At all times, such hardware and software belongs to the customer. This hardware and software is purchased from outside vendors and is freely traded in the market. The Company treats each element of the arrangement as a separate earnings process. The value of the hosting service is determined based on vendor specific objective evidence from similar services sold separately by the Company. When hardware and/or software is also included with hosting services and sold as a package the vendor specific objective evidence of the undelivered element is considered to arrive at the residual value of the delivered element. Revenue from hosting services is recognized over the period during which the service is provided.

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

Initial franchisee fee revenue is recognized at the time of commencement of operations by the franchisee, in accordance with SFAS No. 45, Accounting for Franchisee Fee Revenue, because Sify believes that substantial performance for which these non-refundable payments are received is completed at the time of commencement of operations and no uncertainty exists with regard to the collection of such fees. The amount of initial franchise fee revenue recognized during the years ended March 31, 2003 was Rs.12.82 million and March 31, 2004 was Rs.102.14 million. As of March 31, 2004, Sify owned 34 of the 1,725 cybercafés. Internet access revenue is recognized based on usage by the customer.

Online portal services

The Company enters into contracts with customers to serve advertisements in the portal and the Company is paid on the basis of impressions, click-throughs or leads and in each case the revenue is recognized based on actual impressions/click-throughs/ leads delivered. There are no performance obligations or minimum guarantees. Revenues from electronic commerce transactions are recognized when the transactions are completed.

Other services

The Company provides e-learning software development services to facilitate web-based learning in various organizations. Revenue from such projects is recognized on the proportionate performance method.

Cost of revenues

Cost of revenues represents direct operating expenses incurred in earning the revenues consisting of bandwidth cost, salaries, and other direct expenses but excludes depreciation and amortization.

Inventories

Inventories are generally stated at the lower of cost as determined using the first-in-first-out method (FIFO), and net realisable value. The Company makes a provision for the slow moving inventory on the basis of age of inventory.

Property, plant and equipment

Property, plant and equipment are stated at cost. Plant and equipment under capital leases are stated at the present value of minimum lease payments. The Company computes depreciation for all plant and equipment using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the shorter of the primary lease period or estimated useful life of the asset. Routine repairs and maintenance costs are expenses as incurred. The estimated useful lives of assets are as follows:

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

Goodwill and intangible assets

The Company adopted the provisions of SFAS No. 141 for business combinations initiated after June 30, 2001, which requires that all business combinations be accounted for under the purchase method.

The Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets effective April 1, 2002. Under SFAS No. 142 the Company no longer amortize goodwill or indefinite-lived intangible assets. The Company has assessed the remaining useful lives of identified intangibles with definite useful lives and provides for amortization over the determined useful life of the asset. Goodwill carried in the book is tested for impairment periodically and diminution in value, if any, is provided for through a charge in the statement of operations. The Company does not have any intangible assets with indefinite useful lives.

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

Prior to the adoption of SFAS No. 142, the Company recorded intangible assets at cost or fair value and amortized such assets on a straight-line basis over the economic lives of the respective assets. Goodwill was amortized on a straight-line basis over 5 years.

Foreign currency translations

The functional and reporting currency of the Company is the Indian Rupee, except that of Sify International Inc (formerly known as IndiaPlaza Inc., a wholly owned subsidiary incorporated in the United States) whose functional currency is the US Dollar. The translation of the US dollar into Indian Rupee is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue and expense accounts using a monthly simple average exchange rate for the respective periods. The gains or losses resulting from such translation are reported in other comprehensive income, a separate component of shareholders’ equity.

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

Earnings per share

In accordance with SFAS No. 128, basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Disclosure of diluted earnings per share is not applicable as the potential equity shares are anti-dilutive. The Company’s outstanding shares includes shares held with a depositary to represent equity shares underlying the Company’s ADSs. Effective September 24, 2002, one ADS represented one equity share.

Income taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which realization is not more likely than not.

Advertising costs

Advertising costs incurred during the year have been expensed. The total amount of advertising costs expensed was Rs.25,800, Rs.29,329 and Rs.40,009 for the years ended March 31, 2002, 2003 and 2004.

Retirement benefits to employees

Provident fund

In accordance with Indian law, all employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and employer make monthly contributions to the plan, each equal to a specified percentage of employee’s basic salary. The Company has no further obligations under the plan beyond its monthly contributions.

Gratuity

The Company provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering all employees. The Gratuity Plan commenced on April 1, 1997. The plan provides a lump sum payment to vested employees at retirement or termination of employment of an amount based on the respective employee’s salary and the years of employment with the Company. The Company provides the gratuity benefit through annual contributions to a fund managed by the Life Insurance Corporation of India (LIC). Under this scheme, the settlement obligation remains with the Company, although the LIC administers the scheme and determines the contribution premium required to be paid by the Company. The Gratuity Plan is accounted for in accordance with SFAS No. 87.

Stock-based compensation

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123 as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure.

The Company has adopted pro forma disclosure provisions of SFAS No. 123 and SFAS No. 148. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB statement No. 123, Accounting for Stock Based Compensation to stock based employee compensation.

	Year ended March 31,
	2002		2003		2004
Net Loss – As reported	Rs.	(7,202,517)	Rs.	(1,329,388)	Rs.	(371,284)
Less: Stock based compensation expense included in reported net loss		9,686		57,729		27,946
Add: Total stock based employee compensation expense determined under fair value based method for all awards		(306,645)		(181,600)		(65,461)
Pro forma net loss		(7,499,476)		(1,453,259)		(408,799)
Loss Per Share:
Basic and Diluted – as reported		(310.50)		(51.15)		(10.76)
Basic and Diluted – pro forma		(323.30)		(55.92)		(11.84)

The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Year ended March 31,
	2002	2003	2004
Dividend yield	—	—	—
Expected volatility	114%	105%	131% to 157.3%
Risk-free interest rate	7.5-9%	6%	4.5-5.25%
Expected term	12-36 months	12-36 months	12-36 months

Impairment of long-lived assets and long-lived assets to be disposed of

The Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets effective April 1, 2002. Long-lived assets, including amortizable intangibles, are tested for impairment if impairment triggers occur. If an assessment indicates impairment, the impaired asset is written down to its fair market value based on the best information available. Estimated fair market value is generally measured using discounted estimated cash flows.

Investment securities

The Company has evaluated its investment policies consistent with the provisions of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and determined that all of its investment securities are to be classified as available-for-sale. Accordingly, such securities are carried at fair value with unrealized gains and losses, net of taxes, reported as other comprehensive income, a separate component of stockholders’ equity. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis and included in other income.

Fair value of financial instruments

The carrying amounts reflected in the balance sheets for cash, cash equivalents, accounts receivable and accounts payable approximate their respective fair values due to the short maturities of these instruments.

Recent Accounting Pronouncements

EITF Issue No.00-21

In November 2002, the EITF issued Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. This issue addresses determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting. The Company adopted EITF Issue No. 00-21 in respect of all revenue arrangements entered into on or after July 1, 2003. The adoption of EITF Issue No. 00-21 did not have any impact on the consolidated financial statements of the Company.

SFAS No.143

In June 2001, FASB issued SFAS No. 143, Accounting for Asset Retirement Obligation. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also would record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation would be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The standard is effective for fiscal years beginning after June 15, 2002. The adoption of SFAS No.143 had no effect on the Company’s consolidated financial statements.

SFAS No.146

In June 2002, FASB issued Statement No.146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No.146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity”. The provisions of Statement 146 were effective for exit or disposal activities initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No.146 had no effect on the Company’s consolidated financial statements.

SFAS No. 150

In May 2003, FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No.150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. SFAS No.150 is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company currently does not have any financial instruments that are within the scope of SFAS No.150.

FIN 46R

In December 2003, FASB issued a revision to Interpretation 46 to clarify some of the provisions of FASB Interpretation No. 46, Consolidation of Variable Interest Entities, and to exempt certain entities from its requirements. The additional guidance is issued in response to input received from constituents regarding certain issues arising in implementing Interpretation 46. The revision does not have any impact on the Company’s accounting or disclosure policies.

SFAS No. 132 (revised)

In December 2003, FASB issued SFAS No. 132 (revised), Employers’ Disclosures about Pensions and Other Postretirement Benefit. SFAS No. 132 (revised) prescribes employers’ disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The Statement retains and revises the disclosure requirements contained in the original SFAS No. 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The SFAS No.132 (revised) generally is effective for fiscal years ending after December 15, 2003. The Company’s disclosures in note 22 incorporates the requirements of SFAS No. 132 (revised), to the extent applicable.

Reclassifications

Certain prior-years’ amounts have been reclassified to conform to the current year’s presentation.

3.	Business acquisitions

Kheladi.com

On October 12, 2000, Sify entered into an agreement (the “Agreement”) to acquire a 100% equity stake in Kheladi.com (India) Private Limited (Kheladi), a sports portal promoted by sports personalities in India. Sify’s intention is to assimilate the strengths of Kheladi, including the network of sports personalities, into its sports portal, Khel.com. Sify issued an aggregate of 19,073 equity shares to the shareholders of Kheladi on July 20, 2001 of which 5,019 shares and 10,039 shares were subject to lock-in until September 14, 2001 and September 14, 2002, respectively. Sify paid Rs 52,291 as consideration for the above acquisition and the acquisition has been accounted for using the purchase method.

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

Estimated fair values

Assets acquired	Rs.	196
Intangible assets		37,500
Goodwill		14,595

Total consideration	Rs.	52,291

The intangible assets relate to employment contracts with sports personalities, which were being amortized over the contract period of 60 months. During the year, based on the assessment of the carrying value of these contracts in the books, the Company has recorded an impairment charge of Rs.22,551. The terms of the purchase also provide for contingent consideration of 3,089 equity shares based on the achievement of certain specified profitability and revenue targets. As at March 31, 2003 the contingency no longer exists due to the expiry of the period to achieve the targets and hence no contingent consideration is due to the erstwhile shareholders of Kheladi.

The following unaudited consolidated results of operations are presented as if the acquisition of Kheladi was made at the beginning of the periods presented. The proforma-consolidated results of operations reflect the amortization of intangibles acquired in this transaction.

	Year ended March 31, 2002
Revenues	Rs.	1,577,488
Net loss		(7,204,443)
Loss per equity share	Rs.	(310.51)
Weighted average equity share used in computing the loss per equity share		23,202,176

E Alcatraz Consulting Private Limited

The Company acquired the business of E Alcatraz Consulting Private Limited (“EAP”) for cash, on March 1, 2004. Management believes that as a result of this acquisition, the Company will get into the value added consulting space like security risk assessment, security policy and procedure consulting and Managed Security Services, which would serve as end to end security solutions to the Company’s corporate clients. The purchase consideration includes a waiver of a loan extended to EAP for Rs.2,400 and the balance amounts will be paid in agreed installments by September 30, 2004.

The total purchase price has been preliminarily allocated to the acquired assets and assumed liabilities as follows:

Purchase price	Rs.	32,630
Direct transaction costs		125

		32,755
Allocated to:
Net current assets		2,909
Tangible assets		762
Intangible assets pending final allocation		29,084

	Rs.	32,755

The purchase consideration has been allocated on a preliminary basis to the assets acquired and liabilities assumed as of the date of acquisition based on management’s estimates. However, certain independent appraisals reports are yet to be received by the Company. Finalization of the purchase price allocation, which is expected to be completed within one year from the date of acquisition, may result in certain adjustments to the above-reflected allocations. As the purchase price allocation is preliminary and as management does not expect the fair values of the amortizable intangible assets to be material, no amortization expense and deferred tax liabilities have been recognized as part of the purchase price allocation.

4.	Investments

In June 2003, Sify International Inc., a subsidiary of the Company, sold its US based portal business operating under the name indiaplaza.com along with all assets and liabilities. The net assets were sold at a profit of Rs 3,725 after adjusting the translation losses accumulated in Other Comprehensive Income. As the sale agreement includes a commitment to deliver click-throughs for the site sold for value to be received, the sale does not meet the definition of a discontinued business under SFAS No. 144.

In June 2003, the company sold its stake in the joint venture Sify Baron Net devices Limited for Rs 100. The carrying value of the assets was Nil.

In July 2003, the Company sold its stake in Dr Reddy’s Bio-Sciences Limited (erstwhile subsidiary “ Satyam Institute of E-Business Limited”) for a consideration of Rs.277,462. The Company received Rs.250,000 during the year and the balance amount has been withheld by the buyer against a dispute on the land held by the erstwhile subsidiary. After deferring Rs.18,000, the Company recognized a gain of Rs.76,065 on the sale of its investment.

During the year, the Company purchased the minority interest held by Plastics Commerce Pte Limited Singapore in the joint venture Sify Plastics Commerce Limited. In December 2003, 2,820,000 equity shares representing 47% of the shareholding was acquired for a consideration of Rs.940. No goodwill/intangibles arose on account of this transaction.

5.	Discontinued operations

On October 24, 2001, Sify announced its proposal to divest its software services (e-business services) division to its parent company, Satyam Computer Services Limited. The software services division provided business-to-business e-commerce and web site development that covered information technology services in India, Australia and the US. Revenues from this segment represented approximately 22% of Sify’s total revenue for the year ended March 31, 2002. The objective of the divestment was to permit Satyam Computer Services to concentrate on its core business of software services and to permit Sify to concentrate on Internet services. Sale of this division to Satyam Computer Services was completed for an aggregate consideration of Rs.332.5 million on February 28, 2002, the date on which requisite shareholders approval was obtained.

The results of operations of the discontinued e-business division for all periods have been reported separately as “Income / (loss) from discontinued operations.” The gain on disposal of the e-business division amounting to Rs.81,121 net of consultancy and other expenses incurred in relation to the disposal of Rs.37,510 has been reported separately in the statements of operations.

The summarized information on the results of discontinued operations for the year ended March 31, 2002 is set forth below:

	Year ended March 31,
	2002
Revenues	Rs.	340,718
Operating expenses net of other income		466,091

Net income / (loss) from discontinued operations	Rs.	(125,373)

6.	Cash and cash equivalents

Cash and cash equivalents as on March 31, 2004 amounted to Rs.1,325,803 (Rs.897,596 as on March 31, 2003). This excludes cash-restricted included in current assets of Rs.101,587 (Rs.74,612 as on March 31, 2003) and cash-restricted included in non-current assets of Rs.10,146 (Rs.100,010 as on March 31, 2003), representing deposits held under lien against bank guarantees given by the Company towards future performance obligations and letters of credit given to suppliers of the Company against purchase obligations.

Cash Restricted – Current

	Years ended March 31,
	2003		2004
Letter of Credit	Rs.	40,444	Rs.	25,336
Against future performance obligation		34,168		76,251

	Rs.	74,612	Rs.	101,587

Cash Restricted – Non current

	Years ended March 31,
	2003		2004
Against future performance obligation	Rs.	100,010	Rs.	10,146

	Rs.	100,010	Rs.	10,146

The fair values of cash and cash equivalents approximate their carrying values.

7.	Accounts receivable

Accounts receivable as of March 31, 2003 and 2004 are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts based on age of the accounts. Accounts receivable are not collateralised.

Accounts receivables consist of:

	Years ended March 31,
	2003		2004
Customers	Rs.	512,149	Rs.	546,513
Less: Allowance for doubtful debts		165,879		52,533

Balance at the end of the year	Rs.	346,270	Rs.	493,980

The activity in the allowance for doubtful accounts receivable is given below:

	Years ended March 31,
	2003		2004
Balance at the beginning of the year	Rs.	161,531	Rs.	165,879
Add : Additional provision		156,233		76,487
Less : Bad debts written off		151,885		189,833

Balance at the end of the year	Rs.	165,879	Rs.	52,533

8.	Investment securities

There are no investment securities as of March 31, 2004. The available for sale securities as at March 31, 2003 were sold during the year and a gain of Rs.304 was recorded after adjusting the unrealized losses accumulated in Other Comprehensive Income.

The investment securities as at March 31, 2003 consist of;

			Gross unrealized	Gross unrealized
	Cost		holding gains	holding losses		Fair value
Available for sale:
Equity securities	Rs.	3,245	—	Rs.	2,130	Rs.	1,115
Mutual fund units		25	—		—		25

	Rs.	3,270	—	Rs.	2,130	Rs.	1,140

9.	Inventories

Inventories consist of:

	As at March 31,
	2003		2004
CDs	Rs.	88	Rs.	501
Communication hardware		26,460		17,646
Application software		9,931		1,169
Others		3,492		1,443

	Rs.	39,971	Rs.	20,759

10.	Other current assets

Other current assets consist of:

	As at March 31,
	2003		2004
Vendor advances and deposits	Rs.	26,044	Rs.	34,442
Advances for expenses		13,386		15,595
Accrued income		2,375		2,028
Interest earned but not due		12,887		24,061
Tax deposits		75,343		45,875
Others		18,256		1,570

	Rs.	148,291	Rs.	123,571

Vendor advances and deposits is net of a provision of Rs.16,749 and Rs.439 for non-recoverability for the years ended March 31, 2003 and 2004 respectively. This provision is included in provision for doubtful receivables in the statement of operations.

Tax deposits represent taxes deducted at source by the customer and paid to the Government.

11.	Investments in affiliates

Refco-Sify Securities India Private Limited

The Company holds 40% interest in Refco-Sify Securities India Private Limited (Refco). Refco is engaged in Internet based trading and research services. Sify has accounted for its 40% interest in Refco under the equity method. The carrying value of the investment in Refco as of March 31, 2003 and 2004 was Rs.101,792 and Rs.140,508 respectively. Sify’s equity in the losses of Refco for the year ended March 31, 2003 was Rs.18,137 and equity in the profits of Refco for the year ended March 31,2004 was Rs.38,715.

Cricinfo Limited and Wisden Cricinfo Limited

The Company holds 25% of the outstanding shares of Cricinfo Limited (“Cricinfo”), a private company incorporated in the United Kingdom and the Company accounted for its interest in Cricinfo by the equity method. The Company also provided loans of Rs.123,833 to Cricinfo.

In February 2003, Cricinfo transferred its net assets (other than the loan payable to Sify) to a newly formed company incorporated in the United Kingdom, Wisden Cricinfo Limited. In consideration of such transfer, Cricinfo Limited received 33% equity stake in Wisden Cricinfo Limited and GBP 1.8 million. Cricinfo Limited repaid Sify’s loan (including accrued interest) and transferred its 33% stake in Wisden Cricinfo Limited to Sify for a consideration of Rs 22,646. Contemporaneously Sify advanced Rs 22,951 to Wisden Cricinfo Limited.

As a result of the foregoing transactions including the loan to Wisden Cricinfo, Sify recognized a gain of Rs 22,628 in the year ended March 31, 2003, being the difference between the proceeds received Rs 126,948 and the net carrying value of the notes (including accrued interest) of Rs 81,369 and a deferred gain of Rs 22,951. The carrying value of the investment in Cricinfo as of March 31, 2003 and 2004 were nil. Sify’s equity in the losses of Cricinfo for the years ended March 31, 2003 and 2004 was Rs.15,104 and nil respectively.

During the current year, the Company sold its entire investments in Wisden Cricinfo Limited and recognised a gain of Rs 63,059 being the aggregate of the difference between the proceeds received of Rs 61,218 and the net carrying value of the investment of Rs 21,110 and the release of the deferred gain of Rs 22,951 referred to above. The carrying value of the investment in Wisden Cricinfo Limited including loan notes as of March 31, 2003 and 2004 were Rs.38,261 and nil respectively. Sify’s equity in the losses of Wisden Cricinfo Limited for the years ended March 31, 2003 and 2004 was Rs.4,027 and Rs.21,632 respectively.

12.	Property, plant and equipment

Property, plant and equipment consist of:

	As at March 31,
	2003		2004
Land	Rs.	188,600	Rs.	5,132
Building		485,156		485,156
Leasehold improvements		111,806		122,154
Plant and machinery		1,842,829		2,093,116
Computer equipment		95,309		133,548
Office equipment		54,384		67,442
Furniture and fixtures		115,922		106,870
Vehicles		16,237		19,980
Software		143,524		172,533
Construction-in-progress		94,371		3,556

		3,148,138		3,209,487
Accumulated depreciation		(1,605,309)		(1,959,689)

	Rs.	1,542,829	Rs.	1,249,798

Depreciation expense amounted to Rs.574,867, Rs 474,261 and Rs.481,810 for the years ended March 31, 2002, 2003 and 2004 respectively, which include amortization expense on software of Rs.29,669, Rs.41,144 and Rs.49,126 for the years ended March 31, 2002, 2003 and 2004 respectively.

During the year ended March 31, 2003, the Company identified certain assets whose carrying amounts were not recoverable. The Company assessed recoverability under SFAS No. 144 and recorded asset impairment charges totaling Rs.125,818 for the year ended March 31, 2003. These charges included the write-off of assets under development of Rs.87,500 and write-off of computer software costs of Rs.29,178 and other assets of Rs.8,836.

13.	Goodwill and other intangible assets, net

Goodwill and other intangible assets consist of:

	As at March 31,
	2003		2004
Goodwill	Rs.	5,467,062	Rs.	5,467,062
Technical know-how		90,313		90,313
Portals and web content		98,030		100,360
Employment contracts		37,500		37,500
Customer contract		164,873		164,873
Intangibles pending allocation		—		29,084

Total		5,857,778		5,889,192
Less: Accumulated amortization and impairment		5,690,795		5,763,570

	Rs.	166,983	Rs.	125,622

Amortization/impairment of goodwill during the year ended March 31, 2002 was Rs 4,420,644. The Company has stopped amortizing goodwill pursuant to SFAS No. 142. The Company has not recognized any impairment of goodwill during the years ended March 31, 2003 and 2004.

The Company has adopted the provisions of SFAS No. 141 and 142, and has accordingly assessed the remaining useful lives of identified intangibles with definite useful lives and provides for amortization over the determined useful life of the asset. The Company does not have any intangible assets with indefinite useful life.

Amortization of other intangible assets during the years ended March 31, 2002, 2003 and 2004 is Rs 29,337, Rs 69,907 and Rs.50,224 respectively. The Company has periodically assessed the carrying value of intangible assets in the books and recorded an impairment charge of Rs.121,181 and Rs.22,551 during the years ended March 31, 2003 and 2004 respectively.

At March 31, 2004, the Company’s goodwill and other intangible assets amounted to Rs 14,595 and Rs 111,027 respectively.

Acquired and amortized intangible assets		As at March 31, 2004
	Weighted average		Accumulated amortization/
	life	Gross carrying amount	impairment
Technical know-how fees	4.89	90,313	53,525
Portals and web content	5.00	100,360	66,456
Customer contracts and others	3.00	56,084	15,749
Total		246,757	135,730

Estimated amortization expense

For the year ended
March 31,
2005	46,108
2006	29,657
2007	6,158
2008	20

As required by SFAS No. 142, the Company identified its reporting units and assigned assets and liabilities, including goodwill to the reporting units on the date of adoption. Subsequently, the Company compared the fair value of the reporting unit to its carrying value, to determine whether goodwill is impaired at the date of adoption. Subsequent to the adoption of SFAS No. 142, the Company does not amortize goodwill, but will instead test for impairment at least annually. The following table discloses what reported net loss from operations and loss per share would have been in the year ended March 31, 2002 excluding amortization of goodwill.

	2002
Reported net loss	Rs.	(7,202,517)
Add: Goodwill amortization		292,964
Add: APB 18 Goodwill		75,210
Adjusted net loss		(6,834,343)
Reported net loss per share		(310.50)
Add: Goodwill amortization		12.63
Add: APB 18 Goodwill		3.24
Adjusted net loss per share		(294.63)

There is no goodwill associated with discontinued operations and no extraordinary items.

14.	Other assets

Other assets consist of:

	As at March 31,
	2003		2004
Deposits	Rs.	96,138	Rs.	86,110
Staff advances recoverable after one year		4,711		1,202

	Rs.	100,849	Rs.	87,312

15.	Deferred revenue

Deferred revenue includes the amount of unearned income for the following segments:

	As at March 31,
	2003		2004
Corporate network / Data services	Rs.	107,598	Rs.	166,648
Internet access services		168,359		157,241
Online portal services		927		2,895
Other services		12,413		15,169

	Rs.	289,297	Rs.	341,953

16.	Leases

The gross amounts and related accumulated depreciation recorded for assets acquired under capital leases are as follows:

	As at March 31,
	2003		2004
Vehicles		16,689		19,975
Less: Accumulated depreciation		7,263		5,504

	Rs.	9,426	Rs.	14,471

The following is a schedule of future minimum capital lease commitments as at March 31, 2004:

Due for the year ended March 31,
2005	6,545
2006	4,330
2007	1,021

Total minimum lease payments	11,896
Less: Interest	894

Present value of net minimum capital leases payments	11,002
Less: Current installments of obligations under capital leases	5,851

Obligations under capital leases, excluding current installments	5,151

17.	Accrued and Other liabilities

Accrued liabilities principally comprise of provisions for expenses amounting to Rs.249,273 and Rs.293,369 as at March 31, 2003 and 2004 respectively. Other liabilities include deposits received from sales partners amounting to Rs.42,663 and Rs.50,877 as at March 31, 2003 and 2004 respectively.

18.	Income tax

The provision for income taxes consists of:

	Year ended March 31,
	2002	2003		2004
Current tax	—	Rs.	(2,856)	Rs.	(72)
Deferred tax	—		—

	—	Rs.	(2,856)	Rs.	(72)

Pre-tax income and income taxes for the years ended March 31, 2002, 2003 and 2004 are substantially all from domestic operations. An amount considered insignificant is from foreign operations. The reported income tax expense differed from amounts computed by applying the enacted tax rates to income from continuing operations before income taxes as set out below:

	Year ended March 31,
	2002		2003		2004
Net income from continuing operations before taxes	Rs.	(7,158,265)	Rs.	(1,326,532)	Rs.	(371,212)
Enacted tax rates in India		35.70%		36.75%		35.88%

Computed expected tax expense / (benefit)	Rs.	(2,555,501)	Rs.	(487,501)	Rs.	(133,191)
Differences not deductible for tax purposes		1,609,811		81,596		11,225
Change in valuation allowance		860,921		405,079		(152,719)
Tax rate change of investment in affiliates						201,170
Other		6,599		53,413		24,230
Effect of tax rate change		78,170		(49,731)		49,357

Total income tax (benefit)/expense		—	Rs.	2,856	Rs.	72

The reported income tax expense differed from amounts computed by applying the enacted tax rates to income from discontinued operations before income taxes as set out below:

	Years ended March 31,
	2002		2003	2004
Net gain/loss from discontinued operations before taxes	Rs.	(44,252)	—	—
Enacted tax rates in India		35.7%	—	—

Computed expected tax expense		(15,799)	—	—
Valuation allowance		15,799

Total income tax (benefit)/expense	Rs.	—	—	—

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

The carry forward losses as of March 31, 2004, amount to Rs.4,186,719 and it expires as follows:

Year ending
March 31,	Rs.
2007	256,180
2008	332,467
2009	1,269,244
2010	1,174,620
2011	702,391
2012 and thereafter	451,817

Significant components of deferred tax assets and liabilities included in the balance sheet are as follows:

	As at March 31,
	2003		2004
Deferred tax assets:
Carry forward business loss	Rs.	1,440,918	Rs.	1,502,195
Property, plant and equipment		800		14,469
Accrual and expenses currently not allowed for tax purposes		939		6,100
Investment in affiliates		554,074		339,787
Carry forward capital loss		—		14,614
Intangible assets		41,548		35,623
Others		—		453
Accounts receivables		60,960		18,849

Total deferred tax assets		2,099,239		1,932,090
Less: valuation allowance		(2,084,809)		(1,932,090)

Net deferred tax assets	Rs.	14,430	Rs.	—

	As at March 31,
	2003		2004
Deferred tax liabilities:
Plant and equipment	Rs.	4,425	Rs.	—
Investments		1,028		—
Intangibles		8,977		—

Total deferred tax liabilities		14,430		—

Net deferred tax liability		—		—

19.	Stockholders’ equity

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

20.	Common stock

In October 2002, the Company had entered into a share subscription agreement with VentureTech Solutions Private Limited (VentureTech). Pursuant to this agreement, in April 2003, VentureTech paid for and subscribed to 1,017,442 equity shares. In July 2003, Venture Tech’s affiliate paid for and subscribed to 1,017,441 ADS’s to complete their subscription obligation under the agreement.

Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (“ADS”) carry similar rights to voting and dividends as the other equity shares. One ADS represents one underlying equity share.

Share holding agreement

The Company, Satyam Computers Services Limited, SAIF Investment Company Limited and Venture Tech entered into a subscription agreement dated October 7, 2002 and entered into a investor rights agreement dated October 7, 2002 reserving certain rights of consultation and veto for SAIF Investment Company Limited and Venture Tech.

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

Liquidation

In the event of a liquidation of the Company, the holders of common stock shall be entitled to receive any of the remaining assets of the Company, after distribution of all preferential amounts. The amounts will be in proportion to the number of equity shares held by the stockholders.

Stock Options

There are no voting, dividend or liquidation rights to the holders of warrants issued under the Company’s stock option plan.

21.	Other income, net

Other income consists of:

	For the year ended March 31,
	2002		2003		2004
Interest expense	Rs.	(4,780)	Rs.	(1,240)	Rs.	(2,126)
Other finance charges		(14,506)		(8,519)		(8,882)
Interest income		49,540		31,999		48,187
Gain on sale of investments		—		—		82,758
Others		2,457		30,708		24,210

Other (expense)/income, net	Rs.	32,711	Rs.	52,948	Rs.	144,147

22.	Employee benefit plan

Gratuity

The following table sets out the funded status of the Gratuity Plan and the amounts recognized in Sify’s balance sheet.

	As of March 31,
	2003		2004
Accumulated benefit obligation		5,902		8,968
Change in projected benefit obligation
Projected benefit obligation at the beginning of the year	Rs.	8,782	Rs.	11,659
Service cost		3,876		4,593
Interest cost		789		929
Divestiture / acquisition		—		309
Actuarial (gain)/loss		(1,606)		(1,274)
Benefits paid		(182)		(123)

Projected benefit obligation at the end of the year	Rs.	11,659	Rs.	16,093
Change in plan assets
Fair value of plan assets at the beginning of the year		3,309		3,720
Actual return on plan assets		66		269
Employer contributions		527		263
Acquisition		—		309
Benefits paid from plan assets		(182)		(124)

Fair value of plan assets at the end of the year		3,720		4,437
Funded status of the plans		7,939		11,656
Unrecognized transition obligation (asset)		—		—
Unrecognized prior service cost (benefit)		—		—
Unrecognized net actuarial gain/(loss)		1,912		3,048

Accrued benefit cost	Rs.	9,851	Rs.	14,704

	For the year ended March 31,
	2002		2003		2004
The components of net gratuity costs are reflected below:
Service cost	Rs 5,545		Rs 3,876		Rs.	4,593
Interest cost		531		789		929
Expected returns on plan assets		(227)		(320)		(351)
Amortization		—		—		—
Recognized net actuarial (gain)/ loss		—		—		(57)

Net gratuity costs	Rs.	5,849	Rs.	4,345	Rs.	5,114

	As of March 31,
	2003		2004
Principal actuarial assumptions:
Discount rate	9%	8%	7%
Long-term rate of compensation increase	8%	7%	6%
Rate of return on plan assets	9%	7.5%	6%

The employer’s best estimate of contributions expected to be paid to the plan during the year 2004 – 2005 amounts to Rs 10,000. Further, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter are:

For the year ended
March 31,
2005	748
2006	1,673
2007	1,919
2008	2,765
2009	3,646
2010 to 2014	22,053

Provident fund

Sify contributed Rs 19,797, Rs.17,902 and Rs.23,137 towards the Provident fund during the years ended March 31, 2002, 2003 and 2004 respectively.

23.	Related Party Transactions

The company has entered into transactions with the following related parties:

•	Satyam Computer Services Limited (formerly the parent company) where Sify provides connectivity services and software development services for certain e-learning projects.

•	Affiliated companies

•	Employees of the Company

Given below is an analysis of transactions with Satyam Computer Services Limited:

	As at March 31,
	2002		2003		2004
Due (to)/from Satyam Computer Services Limited at beginning of the year	Rs.	12,926	Rs.	8,137	Rs.	16,016
Allocation of facilities costs		(485)		—		(4,408)
Sale of e-business division		332,500		—		—
Expenses incurred on behalf of the Company		(136,230)		(2,897)		—
Capital expenses incurred on behalf of the Company		(4,015)		(9,713)		(5,376)
Purchases from Satyam Computer Services Limited		(19,061)		—		—
Billings to Satyam Computer Services Limited		302,521		34,345		51,455
Collections from Satyam Computer Services Limited		(480,019)		(13,856)		(44,657)
Payment to Satyam Computer Services Limited		—		—		—

Due (to) / from Satyam Computer Services Limited	Rs.	8,137	Rs.	16,016	Rs.	13,030

The following is a summary of significant transactions with other related parties:

	Year ended March 31,
	2002		2003		2004
Sales to affiliates	Rs.	52,847	Rs.	4,194	Rs.Nil
Interest on convertible notes	Rs.	2,245	Rs.	1,066	Rs.	1,411

The Company has the following amounts due from related parties:

	As at March 31,
	2003	2004
Loans to affiliates	22,951	—
Employee loans	5,692	2,408

The estimated fair value amounts of other employee loans were Rs 4,217 and Rs.2,095 as of March 31, 2003 and 2004 respectively. These amounts are determined using available market information and appropriate valuation methodologies. Considerable judgement is required to develop the estimates of fair value. Thus, the estimates provided herein are not necessarily indicative of the amounts the Company could realize in the market.

Repayable in the year ending March 31:

2005	1,171
2006	403
2007	247
2008	187
2009	87

24.	Stock –based compensation plans

Employee Stock Offer Plan 1999

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

The warrants are to be exercised within a period of one month from the date of the last vesting.

	in Rupees
	Shares arising out of option			Weighted average exercise price
	Year ended March 31,			Year ended March 31,
	2002	2003	2004	2002	2003	2004
Outstanding at beginning of the year	117,500	63,300	2,700	321.49	338.15	350.00
Granted	—	—	—	—	—	—
Forfeited	24,600	—	—	325.61	—	—
Expired	29,600	60,600	2,700	282.00	337.62	350.00
Exercised	—	—	—	—	—	—
Outstanding at the end of the year	63,300	2,700	—	338.15	350.00	—
Exercisable at the end of the year	39,400	—	—	337.31	—	—
Weighted-average grant date fair value of grants during the year	—	—	—	—	—	—

Associate Stock Option Plan 2000

In fiscal 2000, the Company established the Associate Stock Option Plan 2000 (the “ASOP 2000 Plan”), which provides for the issuance of warrants to eligible employees. The warrants were issued to an employee welfare trust on May 22, 2000. The Trust transfers these warrants to the eligible employees at Re. 1 each and each warrant entitles the holder to purchase one ADS at an exercise price determined by the Compensation committee.

The warrants vest in a graded manner over a period of 3 years as follows:

One sixth of the warrants:	At the end of one year from the date of the grant
Two sixth of the warrants:	At the end of two years from the date of the grant
Three sixth of the warrants:	At the end of three years from the date of the grant.

The warrants are to be exercised within a period of one month from the date of the last vesting.

As the number of warrants that an individual employee is entitled to receive and the price of the warrants are known at the grant date, the ASOP 2000 Plan is considered as a fixed grant. Deferred compensation is recorded in the event that exercise price of the warrant is determined to be less than the fair market value of the underlying shares on the date of the grant. Deferred compensation is amortized over the vesting period of the warrants.

The terms of 5,080 stock options with a weighted average exercise price of Rs.169.30 have been modified. These options are accounted in accordance with EITF Issue 00-23, as a variable plan. The Company has not recorded any additional compensation charge under variable accounting, as the exercise price has been higher than the market price.

Stock option activity under the ASOP 2000 Plan is as follows:

	in Rupees
	Shares arising out of option			Weighted average exercise price
	Year ended March 31,			Year ended March 31,
	2002	2003	2004	2002	2003	2004
Outstanding at beginning of the year	445,420	520,540	396,500	3,211.86	1,657.99	1,385.88
Granted	276,360	15,480	8,520	174.46	49.98	182.47
Forfeited	163,470	58,120	29,320	2,904.99	1,170.53	386.23
Expired	37,770	81,400	153,290	3,730.73	3,025.69	3,265.89
Exercised	—	—	70,910			93.83
Outstanding at the end of the year	520,540	396,500	151,500	1,657.99	1,385.88	214.20
Exercisable at the end of the year	98,138	177,393	37,270	3,253.82	2,001.92	224.01
Weighted-average grant date fair value of grants during the year	—	—	—	343.27	34.43	122.95

Associate Stock Option Plan 2002

In fiscal 2002, the Company established the Associate Stock Option Plan 2002 (the “ASOP 2002 Plan”), which provides for the issuance of warrants to eligible employees. On December 9, 2002, the Company issued these warrants to the eligible employees at Re. 1 each and each warrant entitles the holder to purchase one ADS at an exercise price determined by the Compensation committee.

The warrants vest in a graded manner over a period of 3 years as follows:

One sixth of the Option quantity:	At the end of one year from the date of the grant

Five sixth of the Option quantity:	At the end of each quarter during the second and third year from the date of the grant in eight equal installments.

The warrants are to be exercised within a period of one month from the date of the last vesting.

As the number of warrants that an individual employee is entitled to receive and the price of the warrants are known at the grant date, the ASOP 2002 Plan is considered as a fixed grant. Deferred compensation is recorded in the event that exercise price of the warrant is determined to be less than the fair market value of the underlying shares on the date of the grant. Deferred compensation is amortized over the vesting period of the warrants.

     Stock option activity under the ASOP 2002 Plan is as follows:

	in Rupees
	Shares arising out of option			Weighted average exercise price
	Year ended March 31,			Year ended March 31,
	2002	2003	2004	2002	2003	2004
Outstanding at beginning of the year	—	—	—	—	—	—
Granted	—	—	1,128,060	—	—	170.13
Forfeited	—	—	20,060	—	—	163.69
Expired	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Outstanding at the end of the year	—	—	1,108,000	—	—	170.25
Exercisable at the end of the year	—	—	—	—	—
Weighted-average grant date fair value of grants during the year	—	—	—	—	—	79.79

The following table summarizes information about warrants outstanding at March 31, 2004:

Outstanding shares			Weighted average
arising out of plan			exercise price
						in Rupees
1999	2000	2002	1999	2000		2002
—	151,500	1,108,000	—	Rs.	214.20	Rs.	170.25

The following table summarizes information about fixed price options outstanding at March 31, 2004:

			Weighted		Weighted
	Number	Weighted	average	Number	average
	outstanding at	average	remaining	exercisable at	exercise
Range of exercise price	March 31, 2004	exercise price	contractual life	March 31, 2004	price
Rs.49 – Rs.50	7,280	49.98	1.53	330	10.31
Rs.163 – Rs.376	1,248,800	201.81	1.47	33,520	115.18
Rs.723 – Rs.941	3,420	723.70	—	3,420	114.00

Rs.50 – Rs.941	1,259,500	236.19		37,270	112.7

25.	Commitments and contingencies

The company has outstanding performance guarantees for various statutory purposes and letters of credit totaling Rs.174,622 and Rs.165,820 as of March 31, 2003 and 2004, respectively. These guarantees are generally provided to governmental agencies.

26.	Products and services

Breakup of revenues and cost of revenues against products and services are as follows:

	Year ended March 31,
	2002		2003		2004
Revenue
Products	Rs.	204,472	Rs.	215,559	Rs.	244,401
Services		1,373,016		1,778,641		2,556,783

	Rs.	1,577,488	Rs.	1,994,200	Rs.	2,801,184
Cost of revenues (excluding depreciation and amortization)
Products	Rs.	172,870	Rs.	193,711	Rs.	213,957
Services		1,019,801		1,070,390		1,262,757

	Rs.	1,192,671	Rs.	1,264,101	Rs.	1,476,714

27.	Segment reporting

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas and major customers. The Company’s operations predominantly relate to connectivity to enterprises and providing Internet access to retail subscribers (both home access and public access). The Company also operates a portal, “Sify.com”, that provides a variety of India-related content to audiences both in India and abroad, and which generates revenue from advertisements and other value added services. The Company also has subsidiaries to exploit other opportunities provided by the Internet in e-learning, business to business marketplaces, digital signatures and Internet security.

The primary operating segments of the Company include:

•	Corporate network/data services, which provides private network services, messaging services and web hosting to businesses;

•	Internet access services;

•	Online portals services and content offerings; and

•	Other services such as development of e-learning software.

The chief operating decision maker (“CODM”) evaluates the Company’s performance and allocates resources to various strategic business units that are identified based on the products and services that they offer and on the basis of the market catered to. The measure of loss reviewed by the CODM was “Earnings/loss before interest, taxes, depreciation and amortization”. Prior to fiscal 2001, the CODM reviewed segment information relating to revenues only.

Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Bandwidth costs, which form a significant part of the total expenses, are allocated primarily between the corporate network/data services and Internet access services businesses as follows:

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

The Company’s operating segment information for the years ended March 31, 2004, 2003 and 2002 are presented below:

Year ended March 31, 2004

	Corporate	Internet	Online
	Network /	Access	Portal	Other	Continuing	Discontinued
	Data Services	Services	Services	Services	operations	operations
Revenues	1,395,498	1,088,440	84,233	233,013	2,801,184	—
Operating expenses	(846,526)	(1,188,366)	(100,935)	(85,277)	(2,221,104)	—
Equity in (loss)/ profit of affiliates	—	—	17,083	—	17,083	—
Minority interest	—	—	79	—	79	—

Segment operating income / (loss)	548,972	(99,926)	460	147,736	597,242	—
Corporate expenses					(540,981)	—
Foreign exchange gain / (loss)					(52,148)	—
Other income / (expense), net					97,541	—
Profit from sale of business					63,059	—
Depreciation and amortization					(582,531)	—
Interest income					46,606	—
Income taxes					(72)	—

Net (loss)/profit					(371,284)	—

Year ended March 31, 2003

	Corporate	Internet	Online
	Network /	Access	Portal	Other	Continuing	Discontinued
	Data Services	Services	Services	Services	operations	operations
Revenues	997,976	674,370	164,867	156,987	1,994,200	—
Operating expenses	(677,108)	(933,751)	(211,732)	(106,079)	(1,928,670)	—
Equity in (loss)/ profit of affiliates	—	—	(35,884)	—	(35,884)	—
Minority interest	—	1,967	272	—	2,239	—

Segment operating income / (loss)	320,868	(257,414)	(82,477)	50,908	31,885	—
Corporate expenses					(573,915)	—
Foreign exchange gain / (loss)					(18)	—
Other income / (expense), net					22,190	—
Impairment of investments in affiliates					(14,805)	—
Impairment of assets					(246,999)	—
Profit from sale of business					24,628	—
Depreciation and amortization					(600,256)	—
Interest income, net					30,758	—
Income taxes					(2,856)	—

Net (loss)/ profit					(1,329,388)	—

Year ended March 31, 2002

	Corporate	Internet	Online
	Network /	Access	Portal	Other	Continuing	Discontinued
	Data Services	Services	Services	Services	operations	operations
Revenues	782,749	515,960	207,105	71,674	1,577,488	340,718
Operating expenses	(558,538)	(1,067,927)	(279,817)	(125,213)	(2,031,495)	(384,365)
Equity in loss of affiliates	—	—	(81,867)	—	(81,867)	—
Minority interest	—	16,650	411	867	17,928	—

Segment operating income / (loss)	224,211	(535,317)	(154,168)	(52,672)	(517,946)	(43,647)
Corporate expenses					(538,360)	—
Foreign exchange gain					44,520	—
Other income / (expense), net					2,457	(16)
Impairment of goodwill					(4,127,680)	—
Impairment of investments in affiliates					(1,089,871)	—
Depreciation and amortization					(961,639)	(81,710)
Interest income					30,254	—
Profit on sale of discontinued operation					—	81,121

Net (loss)/ profit					(7,158,265)	(44,252)

28.	Others

The Company has a line of credit of Rs.100,000 from one of its bankers for non-fund based working capital requirements. The facility is secured by inventories, accounts receivables and other current assets of the Company.

29.	Legal proceedings

Sify and certain of its officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in Sify’s initial public offering of American Depositary Shares as defendants. This class action is brought on behalf of a purported class of purchasers of Sify’s ADS from the time of Sify’s Initial Public Offering (IPO) in October 1999 through December 2000. The central allegation in this action is that the underwriters in Sify’s IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased Sify’s ADSs in the IPO and the aftermarket. The complaint also alleges that Sify violated the United States federal securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits.

In July 2002, an omnibus motion to dismiss all complaints against issuers and individual defendants affiliated with issuers was filed by the entire group of issuer defendants in these similar actions. In October 2002, the cases against the Company’s executive officers who were named as defendants in this action were dismissed without prejudice. In February 2003, the court in this action issued its decision on defendants’ omnibus motion to dismiss. This decision denied the motion to dismiss the Section 11 claim as to the Company and virtually all of the other issuer defendants. The decision also denied the motion to dismiss the Section 10(b) claim as to numerous issuer defendants, including the Company. On June 26, 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against Sify and over 300 other issuers who went public between 1998 and 2000, announced a proposed settlement with Sify and the other issuer defendants. The proposed settlement provides that the insurers of all settling issuers will guarantee that the plaintiffs recover Rs.1 billion from non-settling defendants, including the investment banks who acted as underwriters in those offerings. In the event that the plaintiffs do not recover Rs.1 billion, the insurers for the settling issuers will make up the difference. The Company believes that it has sufficient insurance coverage to cover the maximum amount that it may be responsible for under the proposed settlement. It is possible that the Federal District Court may not approve the settlement in whole or part.

The charges for international gateways and other services presently being provided by VSNL are the subject of a dispute pending before the Telecom Regulatory Authority of India (“TRAI”) and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including Sify, represented by the Internet Service Providers Association of India (“ISPAI”). VSNL has priced these services at levels that Sify believes are inconsistent with the terms and conditions on which VSNL has secured the bandwidth for its international gateways. The Telecom Disputes Settlement and Appellate Tribunal remanded the matter back to the TRAI, which decided against the ISPAI. The ISPAI has not yet decided on a further course of action. Sify is currently paying for bandwidth from VSNL at the higher rates.

Sify is party to additional legal actions arising in the ordinary course of business. Based on the available information, as at March 31, 2004 Sify believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect on Sify.

Report of Independent Public Accounting Firm

The Board of Directors and Stockholders
Sify Limited

We have audited the accompanying consolidated balance sheets of Sify Limited and subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows, for each of the years in the three-year period ended March 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sify Limited and subsidiaries as of March 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2004, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended March 31, 2004 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Indian Rupees have been translated into dollars on the basis set forth in Note 2 of the notes to the consolidated financial statements.

KPMG LLP
Manchester
April 19, 2004

Item 19. Exhibits

Number	Description
1.1	Articles of Association of Sify Limited. (1)

1.2	Amendment to Articles of Association. (11)

1.3	Memorandum of Association of Sify Limited. (1)

1.4	Amendment of Memorandum of Association. (11)

2.1	Share Subscription and Shareholders’ Agreement, dated as of February 5, 1999 by and among Sify Limited, Satyam Computer Services Limited, South Asia Regional Fund and Mr. B. Ramalinga Raju. (1)

2.2	Amendment No. 1 to Share Subscription and Shareholders’ Agreement, dated as of September 14, 1999, by and among Sify Limited, Satyam Computer Services limited, South Asia Regional Fund and Mr. Ramalinga Raju. (1)

2.3	Deposit Agreement, dated as of October 18, 1999, among Sify Limited, Citibank, N.A. and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depositary Receipt). (5)

2.4	Amendment No. 1 to Deposit Agreement among Sify Limited, Citibank, N.A. and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (5)

2.5	Amendment No. 2 to Deposit Agreement among Sify Limited, Citibank, N.A. and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (10)

2.6	Registration Rights Agreement dated as of October 7, 2002 by and between Sify Limited and SAIF Investment Company Limited. (9)

2.7	Subscription Agreement dated as of October 7, 2002 by and between Sify Limited and SAIF Investment Company Limited. (9)

2.8	Subscription Agreement dated as of October 7, 2002 by and between Sify Limited and VentureTech Solutions Private Limited. (9)

2.9	Investor Rights Agreement dated as of October 7, 2002 by and among Sify Limited, SAIF Investment Company Limited, VentureTech Solutions Private Limited and Satyam Computer Services Limited.(9)

4.1	Associate Stock Option Plan 1999 (including Deed of Trust). (3)

4.2	Associate Stock Option Plan 2000

4.3	Associate Stock Option Plan 2002

4.4	Form of Indemnification Agreement. (3)

4.5	License Agreement for Provision of Internet Service, including Internet Telephony dated as of April 1, 2002 by and between Sify Limited and the Government of India, Ministry of Communications and Information Technology, Department of Telecommunications, Telecom Commission. (11)

4.6	Bank Guarantee, dated as of November 4, 1998. (1)

4.7	UUNet Technologies Strategic Alliance Agreement, dated as of April 18, 1997, by and between Sify Limited and UUNet Technologies. (3)

4.8	CompuServe Network Services Strategic Alliance Agreement, dated as of April 18, 1997, by and between Sify Limited and CompuServe Incorporated. (3)

4.9	User Agreement, effective as of April 1, 1999 by and between Sify Limited and Satyam Computer Services Limited. (1)

4.10	Share Purchase Agreement, dated November 29, 1999, by and among Sify Limited, Indiaworld Communications Private Limited, Mr. Rajesh Jain and the other shareholders of Indiaworld Communications Private Limited listed on the signature pages thereto. (4)

4.11	Agreement for Option to Purchase Shares, dated November 29, 1999, by and among Sify Limited, Indiaworld Communications Private Limited, Mr. Rajesh Jain and the other shareholders of Indiaworld Communications Private Limited listed on the signature paged thereto. (4)

Number	Description
4.12	Share Purchase Agreement, dated as of June 30, 2000, by and among Rajesh Jain, Bhavana R. Jain, C.M. Jain Impex and Investments Private Limited, Sify Limited and Indiaworld Communications Private Limited. (7)

4.13	Agreement for the Sale of Shares in CricInfo Limited by and between Indigo Holdings Limited and Sify Limited. (8)

4.14	Subscription Agreement by and among CricInfo Limited, Sify Limited and the Senior Management. (8)

4.15	Agreed Form of Shareholders Agreement by and among CricInfo Limited, Sify Limited and the Non-SIL ShareholdeRs.(8)

4.16	Letter Agreement between Sify Limited and Indigo Holdings Limited. (8)

4.17	Letter Agreement, dated May 17, 2002, between Sify Limited and CricInfo Limited. (11)

4.18	Executive Employment Agreement, dated February 20, 2002, by and between Sify Limited and R. Ramaraj. (11)

4.19	Executive Employment Agreement, dated February 20, 2002, by and between Sify Limited and George Zacharias. (11)

4.20	Business Transfer Agreement, dated March 2002, between Sify Limited and Satyam Computer Services Limited. (11)

4.21	Executive Employment Agreement, dated February 20, 2002, between Sify Limited and Ajit Abraham. (11)

4.22	Executive Employment Agreement, dated February 20, 2002, between Sify Limited and Rahul Swarup. (11)

4.23	Executive Employment Agreement, dated February 20, 2002, between Sify Limited and Rustom Irani. (11)

8.1	List of Subsidiaries.

11.1	Code of Conduct and Conflict of Interest Policy

23.1	Consent of KPMG

31.1	Rule 13a-14(a) Certification of Chief Executive Officer

31.2	Rule 13a-14(a) Certification of Chief Financial Officer

32.1	Section 1350 Certification of Chief Executive Officer

32.2	Section 1350 Certification of Chief Financial Officer

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

SIFY LIMITED

	By:	/s/ R. Ramaraj

	Name:	R. Ramaraj
	Title:	Chief Executive Officer

	By:	/s/ K N Srinivasan

	Name:	K N Srinivasan
	Title:	Principal Financial Officer

Date: June 29, 2004

Exhibit Index

Number	Description
1.1	Articles of Association of Sify Limited. (1)

1.2	Amendment to Articles of Association. (11)

1.3	Memorandum of Association of Sify Limited. (1)

1.4	Amendment of Memorandum of Association. (11)

2.1	Share Subscription and Shareholders’ Agreement, dated as of February 5, 1999 by and among Sify Limited, Satyam Computer Services Limited, South Asia Regional Fund and Mr. B. Ramalinga Raju. (1)

2.2	Amendment No. 1 to Share Subscription and Shareholders’ Agreement, dated as of September 14, 1999, by and among Sify Limited, Satyam Computer Services limited, South Asia Regional Fund and Mr. Ramalinga Raju. (1)

2.3	Deposit Agreement, dated as of October 18, 1999, among Sify Limited, Citibank, N.A. and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depositary Receipt). (5)

2.4	Amendment No. 1 to Deposit Agreement among Sify Limited, Citibank, N.A. and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (5)

2.5	Amendment No. 2 to Deposit Agreement among Sify Limited, Citibank, N.A. and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (10)

2.6	Registration Rights Agreement dated as of October 7, 2002 by and between Sify Limited and SAIF Investment Company Limited. (9)

2.7	Subscription Agreement dated as of October 7, 2002 by and between Sify Limited and SAIF Investment Company Limited. (9)

2.8	Subscription Agreement dated as of October 7, 2002 by and between Sify Limited and VentureTech Solutions Private Limited. (9)

2.9	Investor Rights Agreement dated as of October 7, 2002 by and among Sify Limited, SAIF Investment Company Limited, VentureTech Solutions Private Limited and Satyam Computer Services Limited.(9)

4.1	Associate Stock Option Plan 1999 (including Deed of Trust). (3)

4.2	Associate Stock Option Plan 2000

4.3	Associate Stock Option Plan 2002

4.4	Form of Indemnification Agreement. (3)

4.5	License Agreement for Provision of Internet Service, including Internet Telephony dated as of April 1, 2002 by and between Sify Limited and the Government of India, Ministry of Communications and Information Technology, Department of Telecommunications, Telecom Commission. (11)

4.6	Bank Guarantee, dated as of November 4, 1998. (1)

4.7	UUNet Technologies Strategic Alliance Agreement, dated as of April 18, 1997, by and between Sify Limited and UUNet Technologies. (3)

4.8	CompuServe Network Services Strategic Alliance Agreement, dated as of April 18, 1997, by and between Sify Limited and CompuServe Incorporated. (3)

4.9	User Agreement, effective as of April 1, 1999 by and between Sify Limited and Satyam Computer Services Limited. (1)

4.10	Share Purchase Agreement, dated November 29, 1999, by and among Sify Limited, Indiaworld Communications Private Limited, Mr. Rajesh Jain and the other shareholders of Indiaworld Communications Private Limited listed on the signature pages thereto. (4)

4.11	Agreement for Option to Purchase Shares, dated November 29, 1999, by and among Sify Limited, Indiaworld Communications Private Limited, Mr. Rajesh Jain and the other shareholders of Indiaworld Communications Private Limited listed on the signature paged thereto. (4)

Number	Description
4.12	Share Purchase Agreement, dated as of June 30, 2000, by and among Rajesh Jain, Bhavana R. Jain, C.M. Jain Impex and Investments Private Limited, Sify Limited and Indiaworld Communications Private Limited. (7)

4.13	Agreement for the Sale of Shares in CricInfo Limited by and between Indigo Holdings Limited and Sify Limited. (8)

4.14	Subscription Agreement by and among CricInfo Limited, Sify Limited and the Senior Management. (8)

4.15	Agreed Form of Shareholders Agreement by and among CricInfo Limited, Sify Limited and the Non-SIL ShareholdeRs.(8)

4.16	Letter Agreement between Sify Limited and Indigo Holdings Limited. (8)

4.17	Letter Agreement, dated May 17, 2002, between Sify Limited and CricInfo Limited. (11)

4.18	Executive Employment Agreement, dated February 20, 2002, by and between Sify Limited and R. Ramaraj. (11)

4.19	Executive Employment Agreement, dated February 20, 2002, by and between Sify Limited and George Zacharias. (11)

4.20	Business Transfer Agreement, dated March 2002, between Sify Limited and Satyam Computer Services Limited. (11)

4.21	Executive Employment Agreement, dated February 20, 2002, between Sify Limited and Ajit Abraham. (11)

4.22	Executive Employment Agreement, dated February 20, 2002, between Sify Limited and Rahul Swarup. (11)

4.23	Executive Employment Agreement, dated February 20, 2002, between Sify Limited and Rustom Irani. (11)

8.1	List of Subsidiaries.

11.1	Code of Conduct and Conflict of Interest Policy

23.1	Consent of KPMG

31.1	Rule 13a-14(a) Certification of Chief Executive Officer

31.2	Rule 13a-14(a) Certification of Chief Financial Officer

32.1	Section 1350 Certification of Chief Executive Officer

32.2	Section 1350 Certification of Chief Financial Officer

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