Form 20-F
period 2005-03-31
SIFY LTD
filed 2005-07-01
CIK 1094324

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended March 31, 2005.

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

     35,380,278 Equity Shares were issued and outstanding as of March 31, 2005

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑                      No ☐

Indicate by check mark which financial statement item the registrant has elected to follow

Item 17 ☐                      Item 18 ☑

i

Currency of Presentation and Certain Defined Terms

     Unless the context otherwise requires, references in this annual report to “we,” “us,” the “company,” “Sify” or “Satyam Infoway” are to Sify Limited, a limited liability company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. Until December 2002, we were a majority-owned subsidiary of Satyam Computer Services Limited, a leading Indian information technology services company which is traded on the New York Stock Exchange and the major Indian stock exchanges. In January 2003, we changed the name of our company from Satyam Infoway Limited to Sify Limited. “Satyam” is a trademark owned by Satyam Computer Services, which had licensed the use of the “Satyam” trademark to us subject to specified conditions. “Sify.com,” “Sify,” “Sify iway,” “SifyOnline,” “SatyamOnline,” “Satyam. Net,” “satyamonline.com” and “Satyam iway” are trademarks used by us for which we have registration applications pending in India. All other trademarks or trade names used in this annual report are the property of their respective owners.

     In this annual report, references to “$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, references to “Rs.,” “rupees” or “Indian rupees” are to the legal currency of India and references to “GBP” are to the legal currency of the United Kingdom. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year.

     For your convenience, this annual report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this annual report, all translations from Indian rupees to U.S. dollars contained in this annual report have been based on the noon buying rate in the City of New York on March 31, 2005, the last business day of March 2005, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on March 31, 2005 was Rs.43.62 per $1.00.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

Selected Financial Data

     You should read the selected consolidated financial data below in conjunction with the consolidated financial statements, the related notes and “Item 5. Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report. The selected consolidated statements of operations data for the five years ended March 31, 2005 and the selected consolidated balance sheet data as of March 31, 2001, 2002, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements and related notes, which have been prepared and presented in accordance with U.S. GAAP.

     In addition, the selected consolidated historical financial data presented herein includes transitional disclosures pertaining to adoption of SFAS 142, Goodwill and other Intangible Assets, for the years ended March 31, 2001 and 2002. The selected consolidated historical financial data includes a presentation of EBITDA from continuing operations. EBITDA from continuing operations represents earnings (loss) from continuing operations before interest, taxes, depreciation and amortization, and gain on sale of discontinued operations. EBITDA is neither an Indian GAAP measure nor a U.S. GAAP measure and should not be considered in isolation or as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. Our presentation below also includes a reconciliation of EBITDA from continuing operations to net loss, which we believe to be the most comparable financial measure under U.S. GAAP. EBITDA from continuing operations is presented because it is a basis upon which our management assesses our financial performance and because we believe some investors find it to be a useful tool for measuring a company’s ability to fund operating obligations and capital expenditure. Investors evaluating our financial performance or analyzing our discounted cash flows based on EBITDA from continuing operations should consider financing activities and non-recurring charges that are not included in the calculation of EBITDA. Our calculation includes significant charges recorded to reflect the impairment of goodwill. Investors should also review carefully “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report for further information regarding the underlying financial performance of our company. While EBITDA is frequently reported by many companies as a supplemental measure of operations, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

	Fiscal year ended March 31
	2001	2002	2003	2004	2005	2005
			Indian Rupees(1)			U.S. Dollars(2)
	(In thousands, except share and per share data)
Statement of Operations Data:
Revenues	1,220,524	1,560,288	1,959,855	2,751,623	3,554,237	81,482
Revenue from related parties	4,957	17,200	34,345	49,561	59,220	1,357
Total Revenue	1,225,481	1,577,488	1,994,200	2,801,184	3,613,457	82,839
Cost of revenues (excluding depreciation and amortization)	1,177,106	1,192,671	1,264,101	1,476,714	2,023,942	46,400
Selling, general and administrative expenses (including provision for doubtful receivables and advances, depreciation, impairment of assets and amortization of intangibles)	1,887,324	1,962,467	2,038,335	1,839,956	2,033,123	46,609
Acquisition expenses	—	20,000	—	—	—	—
Amortization/impairment of goodwill	931,967	4,420,644	—	—	—	—

Amortization of deferred stock compensation expense	61,451	9,686	57,729	27,946	10,639	244
Foreign exchange (gain)/loss	(162,136)	(44,520)	18	52,148	(2,595)	(59)
Total operating expenses	3,895,712	7,560,948	3,360,183	3,396,764	4,065,109	93,194
Operating loss	(2,670,231)	(5,983,460)	(1,365,983)	(595,580)	(451,652)	(10,355)
Other (expense)/income, net	242,368	32,711	52,948	144,147	93,324	2,140
Loss before equity in losses of affiliates, income taxes and minority interest	(2,427,863)	(5,950,749)	(1,313,035)	(451,433)	(358,328)	(8,215)
Equity in profits/(losses) of affiliates (including gain on sale of investments in affiliates)	(263,178)	(1,225,444)	(26,061)	80,142	50,752	1,164
Loss before income taxes and minority interest	(2,691,041)	(7,176,193)	(1,339,096)	(371,291)	(307,576)	(7,051)
Income taxes	(1,707)	—	(2,856)	(72)	—	—
Minority interest	11,137	17,928	12,564	79	—	—
Loss from continuing operations	(2,681,611)	(7,158,265)	(1,329,388)	(371,284)	(307,576)	(7,051)
Discontinued operations Income/(loss) from discontinued operations (3)	172,581	(125,373)	—	—	—	—
Profit on sale of discontinued operations, net of direct costs	—	81,121	—	—	—	—
Net loss	(2,509,030)	(7,202,517)	(1,329,388)	(371,284)	(307,576)	(7,051)
Net profit/ (loss) per equity share - continuing operations	(117.34)	(308.59)	(51.15)	(10.76)	(8.75)	(0.20)
Discontinued operations	7.55	(1.91)	—	—	—	—
Net loss per share (4)	(109.79)	(310.50)	(51.15)	(10.76)	(8.75)	(0.20)
Weighted average equity shares used in computing net loss per equity share	22,852,600	23,196,428	25,988,095	34,519,545	35,156,120	35,156,120

	Fiscal year ended March 31
	2001	2002	2003	2004	2005	2005
			Indian Rupees(1)			U.S. Dollars(2)
	(In thousands, except share and per share data)
Transitional disclosures pertaining to adoption of SFAS 142 Goodwill and other Intangible Assets
Reported net loss	(2,509,030)	(7,202,517)	(1,329,388)	(371,284)	(307,576)	(7,051)
Less: Goodwill amortization	931,967	292,964	—	—	—	—
Less: Equity goodwill amortization	201,332	75,210	—	—	—	—
Adjusted net loss	(1,375,731)	(6,834,343)	(1,329,388)	(371,284)	(307,576)	(7,051)
Reported net loss per share	(109.79)	(310.50)	(51.15)	(10.76)	(8.75)	(0.20)
Less: Goodwill amortization	40.78	12.63	—	—	—	—
Less: Equity goodwill amortization	8.81	3.24	—	—	—	—
Adjusted net loss per share	(60.20)	(294.63)	(51.15)	(10.76)	(8.75)	(0.20)

Balance Sheet Data:
Cash and cash equivalents	1,414,205	658,111	897,596	1,325,803	1,323,912	30,351
Total assets	11,501,884	4,146,274	3,700,387	3,799,073	4,020,782	92,178
Long-term debt, including current installments	—	—	—	—	—	—
Total shareholders’ equity	10,588,336	3,394,113	2,888,696	2,715,668	2,498,589	57,281

Other Financial Data:
EBITDA from continuing operations (5)	(1,312,887)	(6,589,135)	(755,394)	142,707	209,029	4,792
Add: Interest and income tax	232,706	49,540	31,999	48,187	52,760	1,210
Income from discontinued operations	172,581	—	—	—	—	—
Profit on sale of discontinued operations	—	81,121	—	—	—	—

	405,287	130,661	31,999	48,187	52,760	1,210
Less: Depreciation and amortization	1,601,430	613,890	601,897	559,980	567,426	13,008
Interest and income tax	—	4,780	4,096	2,198	1,939	45
Loss from discontinued operations	—	125,373	—	—	—	—

	1,601,430	744,043	605,993	562,178	569,365	13,053
Net loss	(2,509,030)	(7,202,517)	(1,329,388)	(371,284)	(307,576)	(7,051)

Notes

1.	Certain prior-year data has been reclassified to conform to the current year presentation.

2.	Convenience translation to U.S. Dollars done at the noon buying rate on March 31, 2005 of Rs.43.62 per $1.00, which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at this rate or at all.

3.	There is no goodwill associated with discontinued operations and no extraordinary items.

4.	Reference to shares and per share amounts refer to our equity shares. Our outstanding equity shares include equity shares held by a depositary underlying our ADSs. Effective September 24, 2002, one ADS represented one equity share. Our 1-for-4 reverse ratio change on September 24, 2002 did not have any effect on our equity shares or per equity share amounts, as the underlying shares representing ADSs were unchanged.

5.	EBITDA from continuing operations represents earnings (loss) from continuing operations before interest, taxes, depreciation and amortization, and income or gain on sale of discontinued operations.

Exchange Rates

     The following table sets forth, for each of the months indicated, information concerning the high and low number of Indian rupees for which one U.S. dollar could be exchanged based on the noon buying rate in the City of New York for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	High	Low
	Rs.	Rs.

December 2004	44.52	43.27
January 2005	43.82	43.35
February 2005	43.73	43.28
March 2005	43.70	43.44
April 2005	43.72	43.48
May 2005	43.21	43.62

     The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York on the last day of each month during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

	Period end	Average	High	Low
Fiscal Year Ended March 31	Rs.	Rs.	Rs.	Rs.
2001	46.85	45.70	46.91	43.56
2002	48.83	47.71	48.91	46.58
2003	47.53	48.49	49.14	47.39
2004	43.40	43.46	47.46	43.40
2005	43.62	44.86	46.45	43.27

     On June 27, 2005, the noon buying rate in the city of New York was Rs.43.44 per $1.00.

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

Risks Related to Sify Limited

Although we commenced operation of our private data network business in April 1998, launched our Internet portal website in October 1998 and Internet service provider operations in November 1998, we have added a number of new lines of business in the last five years, including the operation and licensing of public Internet cafés, as well as the provision of broadband services, security services and managed network services. It is therefore difficult to evaluate our company based on our historical results of operations.

     We commenced operation of our private data network business in April 1998 and launched our Internet portal website in October 1998 and Internet service provider operations in November 1998. We commenced retail Internet services by offering dial-up services from homes in November 1998, and later began offering public Internet access through a network of cybercafés in March 2000. In June 2003, we launched our high-speed Internet access through a network of independent Cable Television Operators, or CTOs. The industry we operate in is still evolving and therefore comparable benchmarks are not readily available. As of December 2004, the Internet penetration in India was only 0.7% according to figures compiled from Telecom Regulatory Authority of India’s, or TRAI’s, Report on Performance of Telecom Industry, March 2005. Due to our relatively short operating history, it is difficult to evaluate our performance in comparison to companies in other, more mature industries. You must consider the risks and difficulties frequently encountered by companies in this stage of development, particularly companies in the new and rapidly evolving Internet service markets. These risks and difficulties include our ability to:

•	continue to develop and upgrade our technology;

•	maintain and develop strategic relationships with business partners;

•	offer compelling online services and content; and

•	promptly address the challenges faced by early stage companies, which do not have an experience or performance base to draw on.

     Not only is our operating history short, but we have determined to compete in three primary businesses that we believe are complementary. These three businesses are corporate network/data services, retail Internet access services and online portal and content offerings. In February 2002, we divested a fourth business (software services) to our former majority stockholder, Satyam Computer Services. We cannot assure you that we will successfully address the risks or difficulties described above. Failure to do so could lead to an inability to attract and retain corporate customers for our network services and subscribers for our Internet services as well as the loss of advertising revenues.

For the fiscal year ended March 31, 2005, we incurred a net loss of Rs.307.6 million ($7.1 million). As of March 31, 2005, we had an accumulated deficit of approximately Rs.12,415.5 million ($284.6 million). We anticipate incurring additional losses in the future because our business plan, which is unproven, calls for additional corporate customers and subscribers to attain profitability.

     Since our founding, we have not been profitable and have incurred significant losses and negative cash flows. For the fiscal year ended March 31, 2005, we incurred a net loss of Rs.307.6 million ($7.1 million). As of March 31, 2005, we had an accumulated deficit of approximately Rs.12,415.5 million ($284.6 million). We may continue to incur operating losses as we expand our services, advertise and promote our brand and respond to competition. Our business plan assumes that businesses in India will demand private network and related services. Our business plan also assumes that an increasing number of consumers and corporate customers in India will be attracted to and use Internet access services, content available on the Internet and other connectivity services offered by us. This business model is not yet proven in India, and we cannot assure you that we will ever achieve or sustain profitability or that our operating losses will not increase in the future.

     During fiscal 2003, 2004 and 2005, our highest operational priority was to reduce cash burn incurred to build our company and infrastructure to support our rapid growth, which has now stabilized. Although we have significantly reduced our cash burn over the last three years, we do not know whether these measures, or other measures which we may undertake in the future, will be successful in improving cash flow in future periods.

We may be required to further modify the rates we charge for our services in response to new pricing models introduced by new and existing competition which would significantly affect our revenues.

     Our corporate network/data services business faces significant competition from well-established companies, including Bharti Broadband, HCL Infinet, Tata Internet and the incumbent government-owned telecommunication companies, BSNL and MTNL. Additionally, Reliance Infocomm, a member of the Reliance Group, is building a nationwide fiber optic network in India and has launched a range of value added services, including public Internet access and corporate data/connectivity services.

     A significant number of competitors have entered India’s liberalized Internet service provider market, and we expect additional competitors to emerge in the future. As of December 31, 2004, there were 180 Internet service providers that were operational in India. New entrants into the national Internet service provider market in India, especially the state run telecommunication companies, may enjoy significant competitive advantages over our company, including greater financial resources, which could allow them to charge prices that are lower than ours in order to attract subscribers. These factors have resulted in periods of significant reduction in actual average selling prices for consumer ISP services. We expect the market for Internet access and other connectivity services to remain extremely price competitive.

     Increased competition may result in further operating losses, loss of market share and diminished value in our services, as well as different pricing, service or marketing decisions. We cannot assure you that we will be able to successfully compete against current and future competitors.

The Indian Department of Telecommunications, or “DOT”, has imposed a license fee for ISP’s, including our company, for providing VPN services.

     Our company and certain other ISP’s have been providing Internet Protocol – Virtual Private Network, or IP-VPN, services to their customers for a considerable length of time. These services have been construed to be similar to leased line services offered by national and international long distance service providers in India, which have objected to the provisioning of these services by ISPs. The DOT has decided to specifically include IP-VPN services in the ISP license and has imposed a one-time entry fee for this purpose. In fiscal 2005, we paid Rs.100 million as a one-time entry fee and submitted a financial bank guarantee of Rs.10 million to the Indian government as required by the DOT.

     The DOT also requires ISP licensees to pay an annual fee of 8% of adjusted gross revenues generated under the ISP license. To date, the DOT has not issued any guidelines or procedures for implementing this decision. However, it is our understanding that the license fee provisions will become effective only after amendments to the license. We believe that this will not have any effect on our net earnings/losses for periods prior to January 11, 2005. The Internet Service Providers Association of India, or ISPAI, had contested the DOT decision with Telecom Disputes Settlement and Appellate Tribunal, or TDSAT. In a decision dated May 3, 2005, TDSAT has asked the DOT to determine the final quantum of license fee and annual fees after receiving recommendations from TRAI as is required under the procedures established by law for new licenses. The final recommendation of TRAI, its timing and the licensing conditions, if any, eventually adopted by the DOT could result in a license fee and could have a significant adverse effect on our financial performance. We have provided for Rs.5.6 million towards the annual fee on IP-VPN revenue and Rs.1.5 million towards amortisation of the entry fee for the fiscal year ended March 31, 2005.

Our marketing campaign to establish brand recognition and loyalty for the SifyOnline, Sify and iway brands could be unsuccessful.

     In order to expand our customer base and increase traffic on our websites, we must establish, maintain and strengthen the Sify, iway, SifyOnline and other key brands. We plan to continue to incur significant marketing expenditure to establish brand recognition and brand loyalty. If our marketing efforts do not produce a significant increase in business to offset our marketing expenditure, our losses will increase or, to the extent that we are generating profits, our profits will decrease. Furthermore, our Internet portal will be more attractive to advertisers if we have a large audience of consumers with demographic characteristics that advertisers perceive as favorable. Therefore, we intend to introduce additional and enhanced content, interactive tools and other services and features in the future in an effort to retain our current subscribers and users and attract new ones. Our reputation and brand name could be adversely affected if we are unable to do so successfully.

A number of large stockholders of our company and us are party to an Investor Rights Agreement, which governs the composition of our Board of Directors and other important corporate matters.

     As of June 28, 2005 and based on reports filed with the Securities and Exchange Commission, we believe that Satyam Computer Services owned approximately 31.6% of our outstanding equity shares, SAIF Investment Company Limited owned approximately 5.7% of our outstanding equity shares and Venture Tech, together with its affiliates, owned approximately 7.8% of our outstanding equity shares. As a result, these stockholders, if they elect to act together, are presently able to exercise significant influence over many matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions, such as the sale of our company, change in the capital structure of the company, merger, acquisition or winding up of the company and any change in the nature or material modification of the business undertaken by the company. These stockholders are also party to an agreement with us relating to the composition of our Board of Directors and other important corporate matters, such as a right of first refusal with respect to the transfer of shares by certain stockholders and the issuance by our company of additional shares, tag along rights with respect to the transfer of shares by certain stockholders and drag along rights. Pursuant to this agreement, each of Satyam Computer Services, SAIF and Venture Tech is entitled to nominate two members of our Board of Directors so long as it holds at least 10% of our outstanding share capital and one member of our Board of Directors so long as it holds at least 5% of our outstanding share capital. Under Indian law, a simple majority is sufficient to control all stockholder action except for those items that require approval by a special resolution. If a special resolution is required, the number of votes cast in favor of the resolution must not be less than three times the number of votes cast against it. Examples of actions that require a special resolution include:

•	altering our Articles of Association;

•	issuing additional shares of capital stock, except for pro rata issuances to existing stockholders;

•	commencing any new line of business; and

•	commencing a liquidation.

     Circumstances may arise in which the interests of Satyam Computer Services, SAIF, Venture Tech or a subsequent purchaser of the shares currently owned by any such holder, could conflict with the interests of our other stockholders or holders of our ADSs. One or more of such stockholders could delay or prevent a change of control of our company or other important transactions even if a transaction of that sort would be beneficial to our other stockholders, including the holders of our ADSs.

     On November 10, 2004, we entered into an agreement with Satyam Computer Services, SAIF and Venture Tech in which we agreed, in part, to facilitate the conversion of our outstanding Indian equity shares into ADSs and to register such ADSs for resale under the U.S. federal securities laws. Pursuant to this agreement, Satyam Computer Services, SAIF, Venture Tech and other holders of our equity shares may dispose of some or all of their equity shares in one or more transactions under the registration statement on Form F-3, filed by us on December 7, 2004, or other registration statements that we may file in the future.

     We have obtained the approval of the Foreign Investment Promotion Board, or FIPB, Department of Economic Affairs, Ministry of Finance, Government of India, for issuance of up to 15,720,800 ADSs, representing the same number of Indian equity shares, under the Sponsored ADR Programme subject to a cap of 74% of the paid-up capital of our company.

     Under the current capital structure of the company, we may issue up to 5,841,297 ADSs, representing the same number of Indian equity shares, which will increase the foreign holding to 74% of the paid-up capital of the company. To date, we have facilitated the conversion of 1,130,526 Indian equity shares into ADSs. The participating shareholders in this conversion were Venture Tech (783,326 shares), Government of Singapore Investment Corporation Limited (305,500 shares) and Monetary Authority of Singapore (41,700 shares).

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

Despite cost-reduction measures, our future operating results could fluctuate in part because our expenses are relatively fixed in the short term while future revenues are uncertain, and any adverse fluctuations could negatively impact the price of our ADSs.

     Our revenues, expenses and operating results have varied in the past and may fluctuate significantly in the future due to a number of factors, many of which are outside our control. A significant portion of our investment and cost base is relatively fixed in the short term. Our revenues for the foreseeable future will depend on many factors, including the following:

•	the range of network/data services provided by us and the usage thereof by our customers; and

•	the number of subscribers to our Internet service provider service and the prevailing prices charged.

     Our future revenues are difficult to forecast and, in addition to the foregoing, will depend on the following:

•	the timing and nature of any agreements we enter into with strategic partners of our corporate network/data services division;

•	services, products or pricing policies introduced by our competitors;

•	capital expenditure and other costs relating to our operations;

•	the timing and nature of our marketing efforts;

•	our ability to successfully integrate operations and technologies from any acquisitions, joint ventures or other business combinations or investments;

•	the introduction of alternative technologies; and

•	technical difficulties or system failures affecting the telecommunication infrastructure in India, the Internet generally or the operation of our websites.

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

Over the past several years we have experienced significant growth, and continuing this pace of growth could put excessive strain on our resources, which in turn could adversely affect our results of operations.

     Over the last several years, we have experienced a period of significant revenue growth. This growth has placed, and will continue to place, a significant strain on our managerial, operational, financial and information systems resources. We will have to implement new operational and financial systems and procedures and controls, expand our office facilities, train and manage our employee base and maintain close coordination among our technical, accounting, finance, marketing, sales and editorial staff. If we are unable to manage our growth effectively, we will be unable to implement our strategy, upon which the success of our business depends.

We face a competitive labor market for skilled personnel and therefore are highly dependent on our existing key personnel and on our ability to hire additional skilled employees.

     Our success depends upon the continued service of our key personnel, particularly Mr. Ramaraj, our Chief Executive Officer. Most of our employees are located in India. Each of our employees may voluntarily terminate his or her employment with us. We do not carry key person life insurance on any of our personnel, other than our Chief Executive Officer. Our success also depends on our ability to attract and retain additional highly qualified technical, marketing and sales personnel. The labor market for skilled employees in India is extremely competitive, and the process of hiring employees with the necessary skills is time consuming and requires the diversion of significant resources. While we have not experienced difficulty in employee retention or integration to date, we may not be able to continue to retain or integrate existing personnel or identify and hire additional personnel in the future. The loss of the services of key personnel, especially the unexpected death or disability of such personnel, or the inability to attract additional qualified personnel, could disrupt the implementation of our business strategy, upon which the success of our business depends.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

     Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and, new SEC regulations and Nasdaq National Market rules, are creating uncertainty for us and similarly situated companies. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

     In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our independent auditors’ audit of that assessment will require the commitment of significant financial and managerial resources. We have formed an internal control steering committee and adopted a project work plan to assess the adequacy of our internal controls over financial reporting, remediate any control deficiencies that may be identified, and validate through testing that our controls are functioning as documented. Our independent auditors may be unable to issue unqualified attestation reports on management’s assessment on the operating effectiveness of our internal controls over financial reporting.

     We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, Chief Executive Officer, and Chief Financial Officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may face difficulties in attracting and retaining qualified board members and executive officers, which could harm our business. If we fail to comply with new or changed laws or regulations, our business and reputation may be harmed.

We may not comply with local laws of other countries.

     As part of our international business, we may negotiate with and enter into contracts with strategic partners, clients, suppliers, employees and other third parties in various countries. We have little or no experience conducting business in many of these countries and our failure to comply with their laws may result in lawsuits or penalties, which could adversely affect our business or results of operations.

If there is an adverse outcome in the class action litigation that has been filed against us, our business may be harmed.

     Our company and certain of our officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names as defendants several of the underwriters involved in our initial public offering of American Depositary Shares. This class action is brought on behalf of a purported class of purchasers of our ADSs from the time of our IPO in October 1999 through December 2000. The central allegation in this action is that the underwriters in our IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased our ADSs in the IPO and the aftermarket. The complaint also alleges that we violated the United States federal securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits. In June 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against us and more than 300 other issuers who went public between 1998 and 2000 announced a proposed settlement with us and the other issuer defendants. The proposed settlement provides that the insurers of all settling issuers will guarantee that the plaintiffs recover $1.0 billion from non-settling defendants, including the investment banks who acted as underwriters in those offerings. In the event that the plaintiffs do not recover $1.0 billion, the insurers for the settling issuers will make up the difference. We believe that we have sufficient insurance coverage to cover the maximum amount that we may be responsible for under the proposed settlement, which we estimate to be approximately U.S. $3.9 million. It is possible that the Federal District Court may not approve the settlement in whole or part. We believe that we have adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect on our company.

We face risks associated with potential acquisitions, investments, strategic partnerships or other ventures, including whether any such transactions can be identified, completed and the other party integrated with our business on favorable terms.

     We may attempt to grow our business through acquisitions. We are actively seeking opportunities to expand our corporate services business, including through possible acquisition transactions in India, the United States or elsewhere. We may acquire or make investments in other complementary businesses, technologies, services or products, or enter into additional strategic partnerships with parties that can provide access to those assets, if appropriate opportunities arise in the future. From time to time, we have had discussions and negotiations with a number of companies regarding our acquiring, investing in or partnering with their businesses, products, services or technologies, and we regularly engage in such discussions and negotiations in the ordinary course of our business. Some of those discussions also contemplate the other party making an investment in our company. We may not identify suitable acquisition, investment or strategic partnership candidates in the future, or if we do identify suitable candidates, we may not complete those transactions on commercially acceptable terms or at all. In addition, the key personnel of an acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses, which could adversely affect our operating results and cause the price of our ADSs to decline. Furthermore, we may incur indebtedness or issue additional equity securities to pay for any future acquisitions. The issuance of additional equity securities would dilute the ownership interests of the holders of our ADSs.

Our financial results are impacted by the financial results of entities that we do not control.

     We have a significant, non-controlling minority interest in Refco-Sify Securities India Private Limited that is accounted for under U.S. GAAP using the equity method of accounting. Under this method, we generally are obligated to report as “Equity in losses (gains) of affiliates” a pro rata portion of the financial results of any such company in our statement of operations even though we do not control the other company, subject to limitations in the case of losses that exceed our cost of investment. Thus, our reported results of operations can be significantly increased or decreased depending on the results of Refco-Sify Securities India Private Limited or other companies in which we may make similar investments even though we may have only a limited ability to influence these activities.

A significant majority of the iway cybercafés are franchised operations that we do not operate or control. We also provide Internet access services through a network of Cable Television Operators, or CTOs, whom we do not control.

     As of March 31, 2005, 2,437 cybercafés, representing substantially all of the iway cafes, were franchised by our company. Broadband Internet access to homes was provided through a network of 1,168 CTOs. Our relationships with franchisees and CTOs are subject to a number of special risks. For example, we do not operate or control our franchisees or CTOs, and they may not meet their obligations under our agreements with them. The failure of a franchisee or CTO to provide quality services to its customers could result in end user dissatisfaction with our company. We may become involved in disputes with our franchisees or CTOs, which may result in litigation or the termination of one or more of our agreements. Our franchisees or CTOs could attempt to organize themselves into unions in order to negotiate more favorable terms in our agreements. Any failure to continue our relationships with our franchisees or CTOs on favorable terms could reduce the size of our market share for Internet access in India and decrease the revenues generated by our Internet access services division. Our company does not provide any financial support or guarantee to the franchisees.

The legal system in India does not protect intellectual property rights to the same extent as the legal system of the United States, and we may be unsuccessful in protecting our intellectual property rights.

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

     We do not anticipate paying cash dividends to the holders of our ADSs and equity share holders in the foreseeable future. Accordingly, investors must rely on sales of their ADSs after price appreciation, which may never occur, as the only way to realize a positive return on their investment. Investors seeking cash dividends should not purchase our ADSs.

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

     The market price of our ADSs has fluctuated widely and may continue to do so. For example, since our initial public offering in October 1999 through June 24, 2005, the trading price of our ADSs has ranged from a high of $452 per ADS to a low of $0.88 per ADS. Many factors could cause the market price of our ADSs to rise and fall. Some of these factors include:

•	perception of the level of political and economic stability in India;

•	actual or anticipated variations in our quarterly operating results;

•	announcement of technological innovations;

•	conditions or trends in the corporate network/data services, Internet and electronic commerce industries;

•	the competitive and pricing environment for corporate network/data services and Internet access services in India and the related cost and availability of bandwidth;

•	the perceived attractiveness of investment in Indian companies;

•	acquisitions and alliances by us or others in the industry;

•	changes in estimates of our performance or recommendations by financial analysts;

•	market conditions in the industry and the economy as a whole;

•	introduction of new services by us or our competitors;

•	changes in the market valuations of other Internet service companies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	our failure to integrate successfully our operations with those of any acquired companies;

•	additions or departures of key personnel; and

•	other events or factors, many of which are beyond our control.

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

     In order to maintain the listing of our ADSs on the Nasdaq National Market, we are required to comply with, or obtain an exemption from, the continuing listing requirements of Nasdaq, including the $1.00 minimum bid price requirement. In fiscal 2003, the price of our ADSs on the Nasdaq National Market closed below $1.00 for more than 30 consecutive days. Effective September 24, 2002, our equity share-to-ADS exchange ratio was adjusted to one-to-one in order to reestablish compliance with Nasdaq’s minimum bid price requirement. There are also material changes to the listing requirements of the Nasdaq National Market relating to implementation of the Sarbanes-Oxley Act of 2002 and other reforms that have been or will be implemented. These requirements have and will continue to impose significant additional substantive and administrative requirements on all public companies listed on the Nasdaq National Market, including foreign private issuers. We do not know whether we will be able to maintain our Nasdaq National Market listing in the future.

An active or liquid market for the ADSs is not assured.

     We cannot predict the extent to which an active, liquid public trading market for our ADSs will continue to exist. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although ADS holders are entitled to withdraw the equity shares underlying the ADSs from the depositary at any time, there is no public market for our equity shares in India or the United States.

The future sales of securities by our company or existing stockholders may reduce the price of our ADSs.

     Pursuant to the subscription agreements we entered into in October 2002, we sold an aggregate of 7.6 million ADSs to SAIF and an aggregate of 4.1 million equity shares (including 1,017,441 ADSs) to Venture Tech and an affiliate. The resale of the ADSs sold to SAIF and an affiliate of Venture Tech is covered by registration statements on Form F-3, and such ADSs are freely tradable. Based on documents filed with the Securities and Exchange Commission, we believe that SAIF sold 2.0 million ADSs in May 2003, sold an additional 1.25 million ADSs in July 2003, sold an additional 1.5 million ADSs in October 2003 and sold and additional 800,000 ADSs in November 2004. In addition, we understand that Venture Tech has sold 1.0 million ADSs acquired from us and 1.0 million ADSs acquired from Satyam Computer Services. We filed a registration statement covering the resale of 3.6 million ADSs held by SASISP Holdings Limited, and we believe that SASISP sold all such shares. On December 7, 2004, we filed a registration statement on Form F-3 registering the resale of up to 4,538,200 ADSs by certain shareholders named therein, including Venture Tech, the Government of Singapore, C.M. Jain Impex & Investments Pvt. Ltd., and Mr. R. Ramaraj, our Chief Executive Officer and Managing Director. Subsequently, based on documents filed with the Securities and Exchange Commission, we believe that Venture Tech sold 783,326 equity shares in private transactions. We may in the future file further registration statements registering the resale of these ADSs. Any significant sales of our equity shares or ADSs might reduce the price of our ADSs and make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. We may issue additional equity shares and ADSs to raise capital and to fund acquisitions and investments, and the parties to any such future transactions could also decide to sell them.

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

     During the past decade, the Government of India has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The Government of India has changed six times since 1996, including most recently in May 2004. The rate of economic liberalization, specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could also change. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.

Conflicts in South Asia and terrorist attacks in the United States, South Asia and around the world could adversely affect the economy and cause our business to suffer.

     South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In April 1999, India and Pakistan conducted long-range missile tests. Since May 1999, military confrontations between India and Pakistan have occurred in the Himalayan region of Kargil and other border areas. In October 1999, the leadership of Pakistan changed as a result of a coup led by the military. In September 2001, terrorist attacks were conducted in the United States, which caused various adverse consequences, including adverse economic consequences. In addition, in October 2001 the United States commenced military operations against targets located in Afghanistan. In December 2001, terrorist attacks were conducted on the Indian Parliament building resulting in heightened diplomatic and military tension between India and Pakistan. In 2003 and continuing through 2005, the United States and several other countries have conducted military operations against targets in Iraq. Events of this nature could influence the Indian and/or global economy and could have a material adverse effect on the market for securities of Indian companies, including our ADSs, and the market for our services.

We are subject to foreign investment restrictions under Indian law that limit our ability to attract foreign investors which, together with the lack of a public market for our equity shares, may adversely impact the value of our ADSs.

     Currently, there is no public trading market for our equity shares in India or elsewhere nor can we assure you that we will take steps to develop one. Our equity securities are only traded on Nasdaq through the ADSs as described in this annual report. Under prior Indian laws and regulations, our depositary could not accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares without prior approval of the Government of India. The Reserve Bank of India has announced fungibility regulations permitting, under limited circumstances, the conversion of ADSs to equity shares and the reconversion of equity shares to ADSs provided that the actual number of ADSs outstanding after such reconversion is not greater than the original number of ADSs outstanding. If you elect to surrender your ADSs and receive equity shares, you will not be able to trade those equity shares on any securities market and, under present law, likely will not be permitted to reconvert those equity shares to ADSs.

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

     The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Historically, the value of the rupee has declined against the U.S. dollar, although the rupee appreciated against the dollar in late 2003 and 2004. In fiscal 2005, the rupee depreciated in the first six months and thereafter appreciated considerably. Depreciation of the rupee will result in higher expenses to our company for the purchase of capital equipment, such as servers, routers, modems and other telecommunications and computer equipment, which is generally manufactured in the U.S. In addition, our market valuation could be materially adversely affected by the devaluation of the rupee if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations. Appreciation of the rupee against the U.S. dollar will result in foreign exchange losses to the extent we hold excess cash in U.S. dollar-denominated investments.

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

     Our business is subject to government regulation under Indian law and to significant restrictions under our Internet service provider license issued by the Government of India. These regulations and restrictions include the following:

•	Our Internet service provider license has a term of 15 years and was originally issued in 1998. Our Internet service provider license was reissued in 2002 enabling us to offer telephony services over the Internet. We have no assurance that the license will be renewed in the future. If we are unable to renew our Internet service provider license for any reason, we will be unable to operate as an Internet service provider in India and will lose one of our primary sources of revenue.

•	In December 2004, the Government of India issued guidelines for license to offer Virtual Private Network, or VPN, services by ISPs. Consequently, we applied for the license, and the Government of India issued a letter of intent to our company on December 30, 2004 for amendment of our existing ISP license to include provision of VPN services. In January 2005, we paid Rs.100 million as a one-time entry fee and submitted a financial bank guarantee of Rs.10 million as required by the letter of intent. The one-time entry fee of Rs.100 million is evenly amortized over the 15-year estimated life of the licence of 15 years.

On January 11, 2005, we received provisional permission from the DOT, Government of India to offer VPN service in accordance with the new guidelines. Final permission to offer VPN service will be effective only after we sign the amendment to the license agreement. However, the provisional permission does not carry any terms and conditions relating to the license.

The Indian Department of Telecommunications, or DOT, also requires the ISP licensees to pay an annual fee of 8% of the adjusted gross revenues generated under the ISP license. To date, the DOT has not issued any guidelines or procedures for implementing this decision. However, it is our understanding that the license fee provisions will become effective only after amendments to the license.

The Internet Service Provider Association of India, or ISPAI, had filed an appeal against this license with the Telecom Disputes Settlement and Arbitration Tribunal, or TDSAT. TDSAT directed Government of India to consult with TRAI before finalizing the license conditions.

We have reserved Rs.5.6 million towards the annual license fee for the period January 11, 2005 through March 31, 2005. This is computed on the basis of 8% of the revenue earned on VPN services we provided. The exact quantum of annual license fee payable may vary significantly from the provision depending on the conditions to the final license agreement to be issued by DOT.

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

     The statutory corporate income tax rate in India was 35.0% during fiscal 2005 and was subject to a 2.5% surcharge and 2% education cess, resulting in an effective tax rate of 36.6%. For fiscal year 2006, the corporate income tax rate has been reduced to 30%, subject to a surcharge of 10% and education cess of 2%, resulting in an effective tax rate of 33.7%. We cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be implemented by the Government of India. The Finance Minister of India has recently introduced a fringe benefits tax that would be levied on employers. Under this fringe benefits tax, employers would be required to pay a tax of 30% exclusive of applicable surcharge and cess on the taxable value of the fringe benefits or privileges that are provided or deemed to be provided to employees on a collective, rather than individual, basis. We are assessing the impact of this tax, which will increase our tax liability and increase any loss or decrease any profits we might have in the future.

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

     Bandwidth, the measurement of the volume of data capable of being transported in a communications system in a given amount of time, remains very expensive in India, especially when compared to bandwidth costs in the United States. Bandwidth rates are commonly expressed in terms of Kbps (kilobytes per second, or thousands of bits of data per second) or Mbps (megabytes per second, or millions of bits of data per second). Although prices for bandwidth in India have declined recently, they are high due to, among other things, capacity constraints and lack of competition. The TRAI has recently issued a notification giving recommendations on a reduction in peak international and domestic bandwidth prices by 70% from the current ceiling. However, the recommendation on international bandwidth prices has been contested by some of the major incumbent players in the respective segments, and therefore it is unclear whether the TRAI recommendations will be implemented.

The limited installed personal computer base in India limits our pool of potential customers and restricts the amount of revenues that our Internet access services division may generate.

     The market penetration rates of personal computers and online access in India are far lower than such rates in the United States. Alternate methods of obtaining access to the Internet, such as through set-top boxes for televisions, are currently not popular in India. There can be no assurance that the number or penetration rate of personal computers in India will increase rapidly or at all or that alternate means of accessing the Internet will develop and become widely available in India. While the personal computer penetration level in India is relatively low, we are addressing the demand for public Internet access through the establishment of a retail chain of public Internet access centers, which we refer to as “cybercafés,” under the “iway” brand name. As of March 31, 2005, 2,437 iway cybercafés were franchised and 34 iway cybercafés were owned and operated by our company. Although this service creates a larger market, it also imposes on the operator of the cybercafé the considerable costs of providing the consumer access to a personal computer and related hardware and software.

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

     We face the risk that fundamental changes may occur in the delivery of Internet access services. Currently, Internet services are accessed primarily by computers and are delivered by modems using telephone lines. As the Internet becomes accessible by cellular telephones, personal data assistants, television set-top boxes and other consumer electronic devices, and becomes deliverable through other means involving digital subscriber lines, coaxial cable or wireless transmission mediums, we will have to develop new technology or modify our existing technology to accommodate these developments. Our pursuit of these technological advances, whether directly through internal development or by third-party license, may require substantial time and expense. We may be unable to adapt our Internet service business to alternate delivery means and new technologies may not be available to us at all.

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

Item 4. Information on the Company

History and Development

     Our company, Sify Limited (formerly known as Satyam Infoway Limited), was organized as a limited liability company under the laws of the Republic of India pursuant to the provisions of the Companies Act on December 12, 1995. Until December 2002, we were a majority-owned subsidiary of Satyam Computer Services, a leading Indian information technology services company traded on the New York Stock Exchange and the principal Indian stock exchanges. Our company was formed as a separate business unit of Satyam Computer Services to develop and offer connectivity-based corporate services allowing businesses in India to exchange information, communicate and transact business electronically. We conduct substantially all of our business in India. Our subsidiaries include Safescrypt Limited, Indiaworld Communications Limited, Sify International Inc. and Sify Networks Private Limited. The address of our principal executive office is Tidel Park, 2nd Floor, No. 4, Canal Bank Road, Taramani, Chennai 600 113 India, and our telephone number is (91) 44-2254-0770.

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

     In March 2000, we launched our network of public Internet cafés called iways to cater to the needs of Indians who do not have access to the Internet. In September 2000, we commenced our hosting services from our Tier-I data center at Vashi, Mumbai to provide colocation and managed services to our clients. In June 2001, we obtained permission to provide wireless connectivity on the 5.7 GHz spectrum from the Wireless Planning Commission. This enabled us to convert all our iways from ISDN connectivity on the last mile to wireless connectivity. This technology also enabled us to commence our high-speed/broadband access to homes, which began in March 2003. To enable quicker access to homes, we developed a model of partnering with Cable Television Operators, or CTOs, who already interface with households for providing cable television facilities to millions of households in India.

     In April 2002, ISP’s were permitted to provide restricted Internet telephony limited to outbound calls to International destinations and PC-to-PC calls in India. We started providing this service through our network of cybercafés, and later on through Internet telephony booths located in large commercial areas and corporate office complexes across major cities in India.

     From the time we launched our corporate services in 1997, we have constantly upgraded our technology to provide data services to corporate clients. We were the first Internet service provider in India to make our entire network IP-based and subsequently Multi Protocol Label Switching (MPLS)-enabled, which permitted us to continue to grow our corporate customer base. As of March 31, 2005, we provide data connectivity services to more than 1,000 corporate clients in industries ranging from information technology, manufacturing, banking and financial services industry, pharmaceuticals, retail distribution and the government.

     Initial Public Offering and Subsequent Financing Transactions

     In October 1999, we completed our initial public offering on the Nasdaq National Market and issued 4,801,250 ADSs at a price of $18.00 per ADS. We received approximately $79.2 million, net of underwriting discounts, commissions and other offering costs. In connection with our initial public offering, we received the benefit of exemptions from the Nasdaq corporate governance rules relating to shareholder meeting quorum, solicitation of proxies and shareholder approval for issue of shares other than in a public offering under Nasdaq Rules 4350(f), 4350(g) and 4350(i)(1)(D), respectively.

     In February 2000, we completed a secondary offering and issued 467,175 ADSs at a price of $320.00 per ADS. We received approximately $141.2 million, net of underwriting discounts, commissions and other costs.

     In October 2002, we agreed to sell an aggregate of 7,558,140 ADSs to SAIF for consideration of $13.0 million and to sell an aggregate of 2,034,884 equity shares to VentureTech for consideration of $3.5 million. This transaction was approved by our shareholders at our Extraordinary General Meeting held on December 9, 2002. In December 2002, we completed the sale of the ADSs to SAIF and the sale of 2,034,883 equity shares to VentureTech. In April 2003, we sold an additional 1,017,442 equity shares to VentureTech. In July 2003, we sold an additional 1,017,441 ADSs to an affiliate of Venture Tech.

     In connection with this financing, the parties entered into an investor rights agreement providing for, among other things, a Board of Directors comprised of nine directors. Each of Satyam Computer Service, SAIF and Venture Tech, is entitled to nominate two members of the Board so long as it holds at least 10% of our outstanding share capital and one member of the Board so long as it holds at least 5% of our outstanding share capital. In October 2004, Mr. Sandeep Reddy, a nominee of Venture Tech, was appointed as the Chairman of our Board of Directors, in the place of Mr Srinivasa C. Raju. The investor rights agreement has also granted the investors consent rights with respect to specified corporate transactions.

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

     In February 2003, CricInfo transferred its net assets, other than the loan payable to our company and miscellaneous current assets and liabilities, to a newly formed company incorporated in the United Kingdom, Wisden Cricinfo Limited. In consideration of its contribution of assets, CricInfo Limited received a 33% equity stake in Wisden Cricinfo Limited and GBP 1.8 million. CricInfo Limited repaid our loan, including accrued interest of Rs.107.0 million, and transferred its 33% stake in Wisden Cricinfo Limited to us for a consideration of Rs.22.6 million (GBP 0.3 million). Contemporaneously we advanced Rs.23.0 million (GBP 0.3 million) to Wisden Cricinfo Limited.

     In February 2004, we sold our investment in Wisden Cricinfo Limited for a total consideration of Rs.61.2 million (GBP 0.7 million) which includes repayment of loan given to Wisden Cricinfo of Rs.22.9 million (GBP 0.3 million).

     Sify Networks Private Limited (formerly E Alcatraz Consulting Private Limited)

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

Business Overview

     We are one of the largest integrated Internet, network and electronic commerce services company in India, offering end-to-end solutions with a comprehensive range of services delivered over a common Internet backbone infrastructure. Our services enable our business and consumer customers to communicate, transmit and share information, access online content and conduct business remotely using our private data network or the Internet. Our Internet and network services include the following:

•	Corporate Network/Data Services. We offer a suite of technology and network-based services that provide our corporate customers with comprehensive Internet and private network access. Our services enable our corporate customers to offer a full range of business-to-business and electronic commerce related services.

•	Internet Access Services. We offer dial-up Internet access, e-mail and web page hosting to consumers in India through convenient online registration and user-friendly software. In addition, we offer public Internet access to consumers through a retail chain of iway cybercafés. We also have tie-ups with certain cable television operators through which we offer Internet access through cable. As of March 31, 2005, we had approximately 800,000 retail Internet access subscribers.

•	Online Portal and Content Offerings. We operate an online portal, www.sify.com, that functions as a principal entry point and gateway for accessing the Internet by providing useful web-related services and links. We also offer related content sites specifically tailored to Indian interests worldwide.

•	Others. We facilitate web based learning for various organizations by digitizing and uploading content to facilitate the same .

     We began providing corporate network/data services to businesses in April 1998, and as of March 31, 2005 we had more than 1,000 corporate customers. We launched our Internet service provider business in November 1998, becoming the first private Internet service provider to begin service after the Indian government opened the market to private competition. We also operate online portals, www.sify.com and www.samachar.com, and related content sites specifically tailored for Indian interests worldwide. Sify.com is one of India’s leading portals with services in areas such as news, travel, finance, health and shopping in addition to e-mail, chat and search.

     We currently operate a large national private data network in India. Our network utilizes Internet protocol, which is an Internet industry standard for tracking Internet addresses, routing outgoing messages and recognizing incoming messages. In February 2002, we became the first Indian company to be certified ISO 9001:2000 for network services, data center operations and customer relationship management. The ISO 9001:2000 certification from Det Norske Veritas (DNV), Netherlands under the RvA accreditation scheme provides recognition for self-defined benchmarks against international companies with respect to facilities, metrices, processes and practices. In fiscal year 2003, our Enterprise Solutions division was also certified ISO 9001:2000 for provisioning of corporate VPN’s, Internet bandwidth, voice-over-IP (VOIP) and integrated security solutions including pre-sales, sales, order processing and project management.

     As of March 31, 2005, we operated 99 points of presence serving more than 250 cities across India, which we believe represents an estimated 95% of the installed personal computer base in India. Points of presence are telecommunications facilities located in a particular market which allow our customers to connect to the Internet through a local telephone call. Although our Internet service provider license permits us to establish and maintain our own direct connection to the international Internet, we no longer maintain satellite gateways. We intend to provide international bandwidth by leasing capacity of multiple oceanic systems.

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

     Special Communications Needs of Businesses. As the Internet becomes more developed and reliable, businesses are increasingly utilizing the Internet for functions critical to their core business strategies, such as sales and marketing, customer service and project coordination. The Internet presents a compelling profit opportunity for businesses by enabling them to reduce operating costs, access valuable information and reach new markets. To maintain a significant presence on the Internet, businesses typically purchase Internet access services and establish a website. Internet access provides a company with its basic gateway to the Internet, allowing it to transfer e-mail, access information and connect with employees, customers and suppliers. A website provides a company with a tangible identity and an interactive presence on the Internet. Many corporations are also converting their legacy information systems and databases to web-enabled systems.

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

     Private market participants historically have not been able to exploit the market opportunities in India because the regulatory environment in India largely prevented any competition with the national government-controlled telecom providers. Until November 1998, the only Internet service provider permitted in India was VSNL, which began providing Internet access on August 15, 1995. On November 6, 1998, the government opened the Indian Internet service provider market to private competition and granted Internet service provider licenses. The licensees include cable television operators and joint ventures between local companies and large international telecom providers. Internet service provider licenses are granted for 15 years, with only nominal license fees. Currently, pricing of Internet service is not regulated by the Government of India, although it has the power to do so through policy directives. However, the interconnection charges between service providers are regulated by the TRAI.

Sify Business Model

     We believe that the growth of the Internet and other network services in India has been inhibited by relatively high costs and poor user experiences caused by an inadequate telecommunications infrastructure and slow network connection speeds. We are committed to expanding and enhancing our private network backbone and to providing high quality technical support to attract users to our services. We believe that our services provide our customers with the ability to exchange information, communicate and transact business over the Internet with speed, efficiency, reliability and security superior to other Internet service providers. Key advantages of the Sify business model include:

•	End-to-end network solutions for business customers. We provide our business customers with a comprehensive range of Internet, connectivity, security and consulting, hosting and managed service solutions complemented by a broad base of web-based business applications. Our corporate services range from dial-up and dedicated Internet access, virtual private networks, security, web implementation, electronic commerce solutions and web hosting. Our end-to-end solutions enable our corporate customers to address their networking and data communication needs efficiently without having to assemble products and services from different value-added resellers, Internet service providers and information technology firms.

•	National private Internet protocol network backbone and Wireless delivery on the last mile. We operate a large national Internet protocol data network in India. As of March 31, 2005, we owned or operated 99 points of presence serving more than 250 cities across India, which we believe represents an estimated 95% of the installed personal computer base in India. Our network provides the platform for the national delivery of Internet access to consumers as well as the backbone for our full range of corporate network/data services. A significant portion of our last mile delivery for corporates, and almost the entire iWay cybercafe network and hi–speed / broadband delivery to homes, is on the wireless mode, thereby enabling us to implement and deliver superior services compared to the wireline medium.

•	Internet content and electronic commerce websites customized for the Indian market. We view the Indian market as a series of specific market segments with unique cultural and topical interests, rather than an extension of a homogeneous, worldwide Internet market. We have assembled a team of India-based employees familiar with the local culture, language and business environments in our markets to develop Internet content and electronic commerce websites tailored for the Indian market. We regularly incorporate new and original third-party content suited to our local and regional audiences to enhance our customers’ online experience and to attract new users both within India and abroad. As a result of our local market knowledge, we have been able to increase traffic flow to our websites and to create brand awareness for our SifyOnline access service.

•	Managed Infrastructure services and Managed Security Services. We have customer engagements in all aspects of infrastructure services, networks security and hosting, with digital certificates based authentication service. We have extensive experience in providing information assurance and compliance certification, following frameworks such as COSO/COBIT and standards such as BS7799 and SAS 70. Our Managed Infrastructure and Security services leverages on our rich experience and skill sets to provide constant value to our customers – namely better service levels and reduced costs. We constantly look at ways to efficiently manage customer assets remotely thus providing focused superior service at lower cost.

Strategy

     Our goal is to become the premier integrated Internet, network and electronic commerce solutions provider to businesses and consumers in India. Our principal business strategies to accomplish this objective are:

•	Invest in the continued enhancement and expansion of our network infrastructure to support customer growth, enter new markets and accommodate increased customer usage. We intend to continue to increase the capacity and geographic reach of our network in order to support subscriber growth, enter new markets and accommodate increased customer usage. We are committed to using proven technologies and equipment and to providing superior network performance. We have deployed asynchronous transfer mode, or ATM, switches on nine points of presence along our network. The rest of our network is based on Internet Protocol, or IP, and we are the first Indian service provider to have made our network Multi Protocol Label Switching (MPLS) compliant. We plan to procure international bandwidth by leasing capacity of multiple oceanic systems. As of March 31, 2005, we have leased an STM-1 from VSNL landing at Mumbai (Bombay) and another landing at Kochi (Cochin), in addition to an STM-1 leased from Bharti on the i2i cable landing at Chennai. We believe that as the size and capacity of our network infrastructure grows, its large scale and national coverage will create economies of scale.

•	Increase penetration in our existing markets by expanding awareness of the “Sify” brand name to capitalize on our first mover advantage in India. We intend to capitalize on our first-to-market advantage in India to establish national service and a brand name in advance of other private competitors. As of March 31, 2005, we had approximately 800,000 retail Internet subscribers and 2,471 cybercafés, of which 34 were owned and 2,437 were franchised. Approximately 99% of these iways are on broadband, which provides the user with significantly faster access speeds. Our marketing strategy includes print, television and radio advertising, direct mailing campaigns targeting personal computer owners and operating “cybercafés.” We are also actively promoting our broadband services to homes through cable television operators. As of March 31, 2005, we had tie-ups with more than 1,168 cable television operators across 52 cities. We believe that increased focus on delivery of broadband services by the TRAI will drive this business forward in the future.

•	Expand our services with new technologies to enable our customers to use the Internet more effectively. We continually seek to expand the breadth of our service offerings with new technologies. For example, we launched a new generation billing software in our cybercafés where the user can pay by the minute, which distinguishes our iways from the cybercafés operated by our competitors. Our cybercafés prominently display the Sify and SifyOnline brands and offer a full range of our Internet connectivity services. We also introduced a number of other services, including Internet telephony in April 2002, video conferencing, e-mail designed for regional Indian dialects, a user customized portal site and micro-payments.

•	Provide more value added services by leveraging on the rapid growth of wireless Internet and mobile services in India and strengthen our Internet portal with more content tailored to Indian interests worldwide. Our portals, www.sify.com and www.samachar.com, function as initial gateways to the Internet, the user’s starting point for web browsing and other Internet services, for our consumer Internet service provider subscribers and cybercafé users. Our portals are media rich, user friendly, interactive websites offering hyperlinks to a wide variety of websites and services, including our own websites. Our websites cater to a variety of Indian interests within and outside of India. To achieve our goal of developing the premier Internet portal focused on the Indian market, we intend to continue to expand and improve the quality of www.sify.com, and are developing additional content oriented towards topical and cultural interests of Indians worldwide.

During the course of 2004-05, we also developed a broadband channel, Sify Max, that provides audio visual content to Sify subscribers. We also created a short code 4545 for downloading ringtones and sending SMS to tap the growing mobile user market. To expand our short code product offering, we are also forming business alliances with copyright owners and mobile service providers. In addition, we are forming strategic alliances with several offline media partners to deliver content to our users. As the availability of Internet access expands in India, we believe that increasing numbers of Internet users will be attracted to our high quality websites and online content designed specifically for the Indian consumer. We will seek to attract advertisers, electronic commerce merchants and third-party content providers trying to reach our users in order to generate additional revenues for sify.com.

•	Expand our customer distribution channels through strategic alliances to take advantage of the sales and marketing capabilities of our strategic partners. We intend to continue to expand our customer acquisition channels, for both our consumer Internet access and corporate network/data services. We have arrangements with leading personal computer manufacturers to bundle our SifyOnline Internet access service with the sale of their personal computers in India.

•	Pursue selective strategic investments, alliances and acquisitions to expand our customer base, increase utilization of our network and add new technologies to our service mix. We believe that our growth can be supplemented by selective acquisitions of complementary businesses. We may seek to expand our market presence in our corporate network business through the acquisition of web hosting, data center, web implementation and/or systems integration companies serving India, the United States or other markets. We will also consider acquisitions of Internet service providers that have a significant or growing customer base in our current or targeted markets.

•	Expand into international markets for providing managed network services. Our network and application level support can be provided remotely with a minimum of on-site presence. We are seeking to provide these services to international markets. The tools utilized to provide these services were developed in-house on Linux/open source platforms, and we plan to upgrade these tools in the future to meet customer requirements. We expect our expertise in network management, to enable us to perform these services to international customers at lower costs. We also intend to provide managed security solutions, including monitoring and vulnerability assessment, in addition to managed firewall and intrusion detection services.

•	Superior end-user performance and customer support. We provide a high level of customer service, network performance and technical support to maximize customer satisfaction. A significant number of our employees are engaged in our customer service or technical support departments, which operate 24-hours-a-day,

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

Service Offerings

     Corporate network/data services. Our corporate network/data services division addresses the network, security and application services needs of Indian enterprises by leveraging our national Tier 1 IP network infrastructure. The services include a comprehensive range of Internet protocol based Virtual Private Network, or IPVPN, offerings, including intranets, extranets and remote access applications to both small and large corporate customers. There is a strong focus on industry verticals such as IT/ITES (IT enabled services), banking and financial services industry (BFSI), government, manufacturing, pharmaceutical and FMCG. We were the first service provider in India to provide MPLS-enabled IPVPN’s on its entire network. We also have recently entered into a strategic partnership with the Power Grid Corporation of India (PGCIL) to provide enterprise network services to end customers across the country. We provide last mile connectivity in over 102 locations throughout India. Our entire network is MPLS enabled with built in redundancy with world class design and service standards. Frost & Sullivan, in its report on IPVPN service offerings in India, reported that we had emerged as the single largest player in the IPVPN space in India with 48.7% market share. We were also awarded the Frost & Sullivan Market Leadership Award for IPVPN’s in India in August 2004.

     SecureConnect™ is our comprehensive offering of secure, reliable and scalable IPVPN solutions that meet both mission-critical data networking and converged voice, video and data connectivity needs. It offers a variety of intranet and extranet configurations for connecting offices, remote sites, traveling employees and business partners, whether in India or abroad. Our platform of services includes:

•	SiteConnect™, which offers site-to-site managed MPLS-enabled IPVPN solutions, ideal for securely connecting regional and large branch offices within India to the corporate Intranet.

•	GlobalSiteConnect which is an international site-to-site managed MPLS-enabled IPVPN solution, ideal for securely connecting international branch offices to the corporate Intranet. It provides connectivity anywhere in the world through Sify’s alliances and partnerships with global overseas service providers such as Global Crossing (GC), Asia Net Com (ANC), and BtNA to name a few.

•	ExpressConnect, which offers a premium range of high-performance Internet bandwidth solutions and is ideal for connecting regional offices, branch offices and remote locations to the corporate network. These solutions perfectly complement our SiteConnectrange of MPLS enabled IPVPN solutions, provide high-speed bandwidth in those situations where basic connectivity and cost are the top concerns

•	RoamConnect is our national and international remote access VPN, ideal for securely connecting employees, while they are traveling, to the corporate intranet; features “single number access” to SifyNet from anywhere in the country and provides access from anywhere in the world through Sify’s alliances with overseas service providers such as MCI, GRIC, IPASS and Fiberlink.

•	PartnerConnect is our remote access VPN offering, ideal for providing secure and restricted dial-up access to business partners such as dealers, distributors and suppliers to the corporate extranet.

     In February 2002, we became the first Indian company to be certified ISO 9001:2000 for network services, data center operations and customer relationship management. The ISO 9001:2000 certification from Det Norske Veritas (DNV), Netherlands under the RvA accreditation scheme provides recognition for self-defined benchmarks against international companies with respect to facilities, metrices, processes and practices. Our corporate network/data services were also certified 9000:2001 compliant for pre-sales, sales, project management and backend operations in September 2003.

     We also offer a suite of security solutions, including security design, audit, procurement and integration. Our enterprise solutions portfolio includes a range of application services, such as enterprise class e-mail platforms, audio and video conferencing solutions and business web services. Contracts for these services are negotiated on an individual basis to provide specifically tailored network/data services to each customer.

     Application Services. We offer value-added services to organisations such as website design, development, content management, search engine optimisation, hosting and management services, including domain name management, secure socket layer (SSL) certificate for websites, and server space in required operating system and database. We provide state of the art messaging and collaboration services and solutions such as e-mail servers, LAN mail solutions, anti-spam appliances, bulk mail services, instant messaging, and also offer solutions and services to enable data & access security over the Internet. We also offer web-applications such as online merchandising with on-line payment gateways, sales force automation, supply chain management, intranet and extranets, workflow engine and knowledge management systems. We also provide infrastructure-based services on demand, including on-line testing engine and network management. On-line testing services include test management software, required servers and proctored examination facilities at Sify’s iway cybercafés. On-line exam engine offered allows a secure and flexible way of conducting examinations involving a wide range of question patterns.

     Security and Assurance services. We offer a comprehensive suite of security solutions including security design, procurement and integration services for infrastructure security, vulnerability assessment and penetration testing. Implementation services include implementation of security equipment, such as firewalls, intrusion detection systems, content security, authentication tools and VPN services. We also provide assurance services centered around auditing, risk assessment, policies and procedures, business continuity/disaster recovery planning.

     Data Centers. We operate India’s first level 3 Internet data centers in Mumbai (Bombay) and Chennai (Madras) designed to act as reliable secure and scalable facilities to host mission-critical applications. We offer co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks, hire complete racks, and rent ‘secure cages’ at the hosting facility to meet their application requirements. We also offer a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration, network configuration as well as spares and replacement. The Fort Knox platform for security management of hosted servers offers Service Level Agreement (SLA)-based security services to protect servers. Our Infrastructure Data Management Services (IDMS) service provides specific services related to building data centers, leveraging on our proven expertise to build world-class infrastructure.

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

     Remote Management services. This service provides continuous proactive management and support of customer operating systems, applications and database layers through specialized monitoring tools and infrastructure experts to ensure that our customers’ infrastructure is performing optimally.

     Our corporate network/data services division accounted for approximately 50.0%, 49.8% and 56.0%, respectively, of our revenues in fiscal years 2003, 2004 and 2005. We believe that corporate services will continue to be the largest part of our business for the immediate future.

     Internet access services.

     Our Internet access services for retail consumers include high-speed/broadband access to homes over cable, public Internet access from our network of iway cybercafés, Internet telephony and dial-up access to homes.

     Public Internet Access. We provide public Internet access to the large segment of the Indian population that does not own a personal computer through our network of iway cybercafés. Sify operates these iway cybercafés on a franchisee model. As of March 31, 2005, we had 2,471 iways in 90 cities, of which 2,437 cybercafés were franchised and 34 cybercafés were owned and operated by our company. We believe we are the largest branded network of cybercafés in India.

     In connection with our franchised iways, we grant each franchisee a non-exclusive license to operate the cybercafé using our logo, brand and trade names. We enter into an agreement with the franchisee establishing the rights and obligations of each party. In connection with the establishment of a franchised iway, we receive an initial franchise fee that covers the following upfront services rendered by our company:

•	conducting a market survey and deciding on the best location for the cybercafé;

•	installing the broadband receiver equipment on the roof of the cybercafé and linking it to one of our broadcasting towers;

•	obtaining the regulatory approvals for wireless transmission at the allotted frequency range;

•	installing the wiring from the receiver unit to the individual PCs;

•	assistance in obtaining facilities, including computers and furnishings; and

•	providing an operations manual with instructions and guidelines for running the cybercafé.

     The cybercafés are owned and operated by the franchisees. The franchisee procures the retail space, invests in furniture, interior decor, PCs, point of sale signage and employs/trains the staff. The franchisee is responsible for the maintenance of the premises and interface with customers. We provide the complete back-end support, including bandwidth, the authentication/usage engine and the billing/collection system. The prices to be charged to the customers and the services that can be rendered are controlled by Sify. On average, these iways have about 7 to 8 PCs and operate in an area of about 250 square feet. All iways operate on a prepaid subscription model, and the end customer has the ability to browse from any of the iways using the roaming facility that Sify provides. The billing system allows Sify the option of charging different prices based on the services used, time of usage and the place of use. Most of these cafés are connected through the wireless mode, on the 5.7 ghz spectrum, with a subscriber unit placed on the top of the building and connected to an access point in a tower that is within a 5 kilometre radius from this location. We believe the iways offer a superior browsing experience compared to other cybercafés that operate on either a leased line or an ISDN facility. Today, iways are being used for a multitude of services including Internet telephony, video conferencing, online examination centres, online games and also as an e-distribution points.

     Voice Over Internet Protocol. VOIP can be used in India for making International calls. Sify has leveraged on its extensive network of iways to offer Internet telephony. As of March 31, 2005, more than 1,500 of the iways had the capability to provide Internet telephony. We have also started providing these services through standalone Internet telephony booths at various strategic locations (338 of them) in major cities. Sify offers the ability of making international calls to more than 165 countries, and has partnered with a few international carriers for carrying the traffic. These services are offered at prices significantly lower than those offered by the international long distance operators, and therefore provide a distinct value advantage to the end user. We use MPLS enabled technology that ensures voice clarity. Based on statistics provided by the various ISPs to TRAI, Sify had more than 20% share of the Internet telephony market for the year ended March 31, 2005.

     Broadband/high-speed Internet Access. Over the last two years, we have increasingly focused on various modes of delivering high-speed Internet service, to provide a superior browsing experience to the end customer than what he could experience from traditional dial-up access. The availability of wireless connectivity enabled us to overcome the hurdles associated with the “last mile” access in India. Initially, we focused on providing high-speed service to large apartment complexes in the major cities, especially in Mumbai and Delhi, and subsequently moved to partnerships with the cable television operators (CTOs). In India, we estimate there are more than 40,000 CTOs that provide cable access to more than 60 million households across the country.

     By leveraging on this existing network of CTOs that are close to the household, we could reach out to the target market more easily, while ensuring that our Internet service was branded separately and distinctly from the cable TV business of the CTO. The service is delivered to homes using a unique combination of wireless optic fibre and Ethernet cable. While the subscriber unit at the CTO premises is connected to the Sify base station on the wireless mode, the individual subscriber is connected using optical fibre that is laid by the CTO across its area of operation. We believe we are a leader in this medium of broadband delivery to homes. We collect an initial charge for installing the Ethernet card in a customer’s PC and for laying the initial cable infrastructure that includes the optical cable backbone, the switches and hubs that are required for the connection. Sify offers these services through 3 types of service plans – hourly, unlimited and download-based – to suit various requirements of individual users.

     Dial-up access. This was our first retail offering after the Internet service market was deregulated in India in November 1998. We offer dial-up Internet access through convenient online registration and user-friendly software. Dial-up Internet access is sold to customers either for a specified number of hours or for an unlimited usage within a specified period of time. Our unlimited usage service allows a user up to six hours of Internet access per day. This business has been under increasing pressure from incumbent telecom operators who subsidize their Internet service offering by bundling Internet services with basic telephony services. We have, however, tried to differentiate our service to our subscribers by offering better and a more extensive range of services, with an emphasis on ease of use. Our online registration process is available to initiate service and purchase renewals. We also support our subscribers with a 24-hour-a-day, seven-day-a-week call center staffed with trained technicians. Subscribers can access a single number for customer service and technical support. Subscribers can also e-mail their questions directly to a customer service and technical support center at our company.

     We expect the market for consumer Internet access to remain highly price competitive. This would be especially true of the high-speed and broadband service,s which are the focus of attention of both the government and our competitors. The incumbent government owned telephone companies, BSNL and MTNL, along with the large private sector telephone companies, including Bharti, Tata Internet and Reliance, are focused on growing the broadband market in India, using DSL and cable as the medium of delivery. Contemporaneously, the government is trying to encourage growth by reducing the ceiling on the prices that can be charged for both international and domestic bandwidth.

     Our Internet access services division accounted for approximately 33.8%, 38.9% and 38.9%, respectively, of our revenues in fiscal years 2003, 2004 and 2005. The increase in Internet access services division revenues as a percentage of total revenues from fiscal year 2003 to fiscal year 2005 was due to the revenues from our iways and from our broadband offerings, which were sufficient to offset a declining contribution to total revenues from the dial-up segment.

     Online portal and content offerings.

     We operate online portals, primarily consisting of the group of websites under www.sify.com and www.samachar.com, that function as principal entry points and gateways for accessing the Internet by providing useful web-related services and links. We also offer related content sites specifically tailored to Indian interests worldwide in five local Indian languages. Our portal site, www.sify.com, is designed to be the initial launch screen for all of our SifyOnline customers and iway users, but can also be accessed by Internet users worldwide.

     As a portal provider, we provide a gateway to the Internet by offering information services, directory tools, e-mail, contests, Internet chat and electronic commerce activities such as online shopping and classified ads. We also allow the user to personalize the www.sify.com start page to include links to the user’s most frequently used features on the Internet, including particular search engines, free mail providers and favorite content sites. We allow online merchants to create their own e-commerce store hosted on our www.sify.com virtual shopping mall web page. Our customization features encourage users to make www.sify.com their first stop on the Internet and allow us to provide special privileges and benefits to our Internet service provider subscribers compared to users who access www.sify.com through another service provider. Over the last two quarters of the year ended March 31, 2005, we also launched our Broadband Channel, which provides audiovisual content to our subscribers.

     Today, there are probably more non-resident Indians, or NRIs, than Indians residing domestically who have access to the Internet. As a result, many content sites, including www.samachar.com and www.sify.com, have more users located outside of India than within. Sify also launched its NRI Finance site to cater to increasing financial needs of the NRI community. This caters to their various information needs as well as provides them with expert advice on issues pertaining to their investments. We believe that the market for content and services within India will develop rapidly. The community channels of Sify like Discussions, Blogs and Groups have provided a forum for the Sify subscribers to interact with each other. Sify’s mobile telephone short code 4545 gained in popularity over the past year. By the year ended March 31, 2005, mobile telephone users could use the short code for a variety of tasks like downloading ringtones to accessing the latest cricket scores on their phone.

     In fiscal years 2002, 2003, 2004 and 2005, our online portal and content offerings division accounted for approximately 13.1%, 8.3%, 3.0% and 2.9%, respectively, of our total revenues. The decrease in online portal and content offerings division revenues as a percentage of total revenues from fiscal year 2002 to fiscal year 2005 was due to a decrease in advertising revenues as a result of decreasing advertising expenditures by our customers combined with lower advertising rates. The broadband site has content covering 27 categories, ranging from news to movies to music. Our objective is to attract as many users as possible to generate revenues from advertising, sponsorship fees and electronic commerce transaction commissions.

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

Corporate Customers

     We have established a diversified base of corporate customers in a variety of data intensive industries, including information technology enabled services (ITES), banking financial services and insurance (BFSI), publishing, retail, pharmaceuticals and manufacturing. Our corporate customer base has grown to over 1,000 customers. Based on fiscal year 2005 revenues generated by our corporate network/data services division, our ten largest corporate customers were The Oriental Insurance Company Limited, GE Capital Services India, Sigma Distributors (P) Limited, MCI, UCO Bank, Satyam Computer Services Ltd., Whirlpool of India Limited, Wipro Limited, Hutchison Essar South Limited and Wipro Spectramind Services Private Limited. No single customer accounted for more than 10% of our revenues in fiscal year 2005. The increased scope of the services we offer, particularly the provision of broadband services to our existing customers and International IPVPN services along with the increased reach of our network, has increased our market base.

Customer Service and Technical Support

     We believe that excellent customer support is critical to our success in attracting and retaining subscribers. We currently provide customer service and technical support via a local telephone call in all 99 cities in which we have a point of presence. Our web-based help desk and MIS system provide online information to our clients. Subscribers can also e-mail their questions directly to a customer service and technical support address at our company. Our customer service and technical support staff handles all questions regarding a subscriber’s account and the provision of our services and is available 24-hours-a-day, seven-days-a-week.

Sales and Marketing

     Corporate Offerings. The principal focus of our sales and marketing staff is existing and potential corporate customers. We seek to penetrate this market through trade publication ads, industry trade shows and seminars for the benefit of industry associations and potential customers. As of March 31, 2005, we had 170 employees dedicated to sales and marketing exclusively for our corporate offerings.

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

Technology and Network Infrastructure

     We operate a national Internet protocol private data network with 99 points of presence serving more than 250 cities and towns across India, which we believe represents an estimated 95% of the installed personal computer base in India. A point of presence is commonly defined as the ability to access online services in a market through a local telephone call or local leased lines. We operate our network facilities and customer service operations, which gives us greater control over the utilization and quality of our network. We have designed and built our network using advanced technologies and equipment which allows us to continue to expand the geographic range of our network, integrate improved data processing technologies and enhance speed and capacity with little or no disruption to our customers.

     Geographic Coverage. Through our national network of points of presence, our business and consumer Internet access customers are able to access the Internet in 99 of the largest markets in India via a local phone call on dial-up or through our cybercafé chain or local leased lines. We have backbone points of presence, or POPs, in Ahmedabad, Bangalore, Bhopal, Kolkata (Calcutta), Chennai (Madras), Kochi (Cochin), Chandigarh, Delhi, Hyderabad, Lucknow, Mumbai (Bombay) and Pune. These backbone points of presence, or primary nodes, reside at the core of a larger Internet protocol network with a partially meshed topology architecture. We have additional points of presence, or secondary nodes/base stations, in 87 other towns and cities. Each point of presence contains data communications equipment housed in a secure facility owned, leased or operated on an infrastructure co-location basis by our company located near a Bharat Sanchar Nigam Limited (BSNL), Mahanagar Telephone Nigam Limited (MTNL) or private basic service operator (BSO) telephone switching station. Most points of presence contain a modem bank which receives and aggregates incoming calls from customers who access our system by modem connection through a local call on the public telephone system. The last mile of the Internet could be a leased line, ISDN or point-to-multipoint radio link in the 5.8 or 2.5 gigahertz range which we have licensed from the Wireless Planning Commission. Sify also uses the 2.4 ghz radios, which do not require an operating license, in some locations. Our larger corporate customers access the point of presence directly through leased lines or wireless links.

     Network Architecture. We ensure network reliability through several methods and have invested in proven technologies. We use Cisco routers to route traffic between nodes interconnected using a high speed interface. Most of our applications and network verification servers are manufactured by Sun and Hewlett-Packard.

     The primary nodes on the backbone network are connected by multiple high-speed fiber optic lines that we lease from long distance operators. The secondary nodes are connected by 2 Mbps or higher leased lines. A number of nodes are accessible from at least two other nodes, allowing us to reroute traffic in the event of failure on one route. We reduce our exposure to failures on the local loop by usually locating our points of presence within one segment of the central telephone exchange and purchasing connectivity from multiple exchanges. To further maximize our network uptime, we are continuing to install fiber optic connections directly from each of our primary nodes to the central exchange.

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

     Corporate network/data services. Our competitors for many private network services include government services companies that have built and operate their own private data networks. For Internet access, the main competitors are Bharti Televentures, Reliance Infocomm and VSNL, whereas for domestic VPN, the main competition includes terrestrial network providers, such as Bharti, Reliance and Tata Indicom, and satellite communications agencies, such as Bharti BT (which recently bought Comsat Max) and HCL Comnet. For international MPLS VPN, the main competition is from MCI, AT&T and Bharti BT.

     Internet Access Services. As of December 31, 2004, approximately 180 companies were operational with an Internet service provider license in India. During the last few years, BSNL and MTNL, the leading government owned telecom providers, have grown their dial-up businesses significantly by bundling their Internet services with basic telephony services. Their subscriber base grew by around 55% during the year 2004, while the subscriber base of the private operators (other than VSNL) grew by only 4%. BSNL and MTNL have approximately 48% of the market share as of December 31, 2004. While the dial-up segment will grow, we expect the market for broadband Internet services to grow rapidly in the future due to additional telecom providers emerging as competitors. We expect the market for consumer Internet access to remain extremely price competitive as late market entrants attempt to acquire customers.

     There is no single significant competitor in the cybercafé space. Reliance Infocomm, a member of the Reliance group, has around 225 “webworlds.” Currently, the market is highly fragmented and dominated by individual entrepreneurs who own Internet cafés, with a few PC’s connected to the Internet through a leased line or ISDN line. With considerably lower overheads, these individuals are able to offer Internet access at lower rates. We compete by offering faster browsing speeds, improved overall ambience at our iways, convenient billing systems and roaming facilities.

     Online Portal. There are several other companies in India that have developed websites, including rediff.com which completed its initial public offering in the United States in June 2000. The market is dominated by Sify.com, Rediff.com, Indiatimes.com, Yahoo.co.in, MSN.co.in and Google.com. Most of the services offered on these portals are similar with very little differentiation. Google established an office in India and began operations this year.

     All the above mentioned portals are fighting for a share of the online services market in India, which is dominated by online advertising, mobile telephone short code revenues and e-commerce. In terms of the share of the online advertising market, Sify is one of the leading companies. However, we lag competitors in mobile telephony short code and e-commerce services.

     Most of our online portal competitors enjoy the following advantages compared to our company:

•	larger production and technical staff;

•	greater name recognition and larger marketing budgets and resources; and

•	substantially greater financial, technical and other resources.

     To be competitive, we must constantly innovate and introduce new services to the market quickly. We also need to keep pace with rapidly changing technology in this area. Increased competition could result in loss of market share, reduced prices or reduced margins, any of which could adversely affect our business .

Intellectual Property

     Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We have filed a number of trademark applications for registering our product and service offerings. These applications are currently pending with regulatory authorities.

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

     We may be required to import into India network equipment, computer hardware and Internet related software purchased from foreign manufacturers for business purposes. These imports will be subject to the Export and Import Policy as declared by the Ministry of Commerce. At the time of import, we will be required to pay a customs duty pursuant to the Customs Tariff Act, 1975.

     In December 2004, the Government of India imposed new requirements on Internet Service Providers wishing to offer Virtual Private Network services. Consequently, we applied for permission to offer VPN services, and the Government of India issued a letter of intent to us on December 30, 2004 regarding amendment of our existing ISP license to include provision of VPN services. In January 2005, we paid Rs.100 million as a one time entry fee and submitted a financial bank guarantee of Rs.10 million as required by the letter of intent. The one-time entry fee of Rs.100 million is evenly amortized over the estimated 15-year life of the license.

     The Indian Department of Telecommunications, or DOT, also requires ISP licensees to pay an annual fee of 8% of the adjusted gross revenues generated under the ISP license. To date, the DOT has not issued any guidelines or procedures for implementing this decision.

     On January 11, 2005, we received provisional permission from the DOT, Government of India to offer VPN service in accordance with the new requirements. Final permission to offer VPN service shall be effective only after we sign the amendment to the license agreement. The provisional permission does not carry any terms and conditions relating to the license.

     The Internet Service Provider Association of India, or ISPAI. had filed an appeal against this license with the Telecom Disputes Settlement and Arbitration Tribunal, or TDSAT. TDSAT directed DOT, Government of India to consult with TRAI before finalizing the license conditions.

     We have reserved Rs.5.6 million towards the annual license fee for the period January 11, 2005 through March 31, 2005, which was computed on the basis of 8% of the revenue we earned by providing VPN services. The exact amount of the annual license fee may vary significantly from the reserve depending on the conditions to the final license agreement to be imposed by the DOT.

Seasonality

     We believe that our operations and businesses are not seasonal in nature.

Organization Structure

     The company is not part of any group. A list of subsidiaries and relevant information about them is provided in Exhibit 8.1.

Property, plant and equipment

     We own our approximately 100,000 square foot corporate headquarters located in Chennai (Madras), India and an approximately 20,000 square foot regional office in Mumbai (Bombay). We lease an approximately 3,500 square foot network operations center in Chennai, a 20,000 square foot data center in Vashi, Mumbai and a 6,000 square foot office space in Prabhadevi, Mumbai. Our Chennai facility houses our central network servers as well as our network staff which monitors network traffic, service quality and equipment at all our points of presence, or POPs, to ensure a reliable Internet service. We own or operate POPs in 99 towns/cities across India. Most of our POPs are staffed 24-hours-a-day, seven-days-a-week. Our POPs average approximately 750 square feet at each location. We have backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability.

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

Overview

     Please see the section entitled “Item 4. Information on the Company—Business Overview” in this annual report.

Operating Results

     The primary operating segments of our company are:

•	corporate network/data services, which include private network services, messaging services, security services, remote management services and web hosting for businesses;

•	Internet access services;

•	online portal services and content offerings; and

•	other services, such as development of content for e-learning.

Revenues

     Corporate network/data services

     Our corporate network/data services revenues primarily include connectivity services revenue and, to a lesser extent, revenues from the sale of hardware and software purchased from third party vendors, installation of the link and other ancillary services, such as e-mail, fax and domain registration. Generally, these elements are sold as a package consisting of all or some of the elements. Our connectivity services include IPVPN services, Internet connectivity, last mile connectivity (predominantly through wireless), messaging services, security services and web hosting for businesses. We provide these services for a fixed period of time at a fixed rate regardless of usage, with the rate for the services determined based on the type of service provided, scope of the engagement and the Service Level Agreement, or SLA. Our web hosting service revenues are primarily generated from co-location services and connectivity services. Our security services revenues include revenue from consulting services, vulnerability assessment and penetration testing.

     Internet access services

     Internet access services revenues are generated from the Internet connectivity we provide to our retail customers through public access and home access services. Home access services are provided through dial-up packs and broadband connectivity, which is provided through arrangements with cable television operators, or CTOs. Our public access services are provided through franchised and company-owned cybercafés. Additionally, we generate revenue by providing voice-over-Internet protocol, or VOIP, services, allowing customers to make international telephone calls over the Internet.

     Online portal services and content offerings

     Online portal services and content offerings revenues include advertising revenues from the various channels of our Internet portal, www.sify.com. We enter into contracts with customers to serve advertisements in the portal, and we are paid on the basis of impressions, click-throughs or leads. Revenues also accrue from commissions earned on products and services rendered through www.sifymall.com, and also from value-added services that are rendered using Sify’s mobile telephone short code, 4545.

     Other services

     Other services include revenue from e-learning. We develop and upload content for e-learning to facilitate web-based learning in various organizations. We provide e-learning services on a time-and-materials or on a fixed-price bases.

     From time to time, we have experienced pricing pressure from our clients, which have affected our revenues and margins. For example, clients often expect that they will receive volume discounts as they do more business with us. Additionally, clients sometimes ask for fixed-price arrangements or reduced rates. We have been aggressive in the prices charged to our customers in both the retail broadband and corporate connectivity segments as we seek to grow these businesses, which we believe are in the nascent stage of growth in India.

     In Note 27 to our consolidated financial statements, we provide supplemental segment data, which provides separate revenue and operating income (loss) information for each of these business segments. This information is available in Item 18 — Financial Statements of this annual report and is incorporated herein by reference.

Expenses

     Corporate network/data services

     Cost of revenues for the corporate network/data services division consists of telecommunications costs necessary to provide services, customer support costs, cost of goods in respect of communication hardware and security services sold and the cost of providing network operations. Telecommunications costs include the costs of international bandwidth procured from VSNL and satellite gateway providers and are required for access to the Internet, providing local telephone lines to our points of presence, the costs of using third-party networks pursuant to service agreements, leased line costs and costs towards spectrum fees payable to Wireless Planning Commission (WPC) for provision of spectrum in the 5.7 GHz range to enable connectivity to be provided on the wireless mode for the last mile. In addition, the Government of India has recently imposed an annual license fee of 8% of the adjusted gross revenue generated from the provision of IPVPN services under our ISP license. Depreciation of plant and equipment has not been included in the cost of revenues since a significant part of the fixed assets are not directly identifiable.

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

     Online portal services and content offerings

     Cost of revenues for the online portal and content offerings division includes the cost of procuring and managing content for the websites and cost of ringtones downloaded by using Sify’s mobile telephone short code 4545.

Selling, General and Administrative expenses

     Selling, general and administrative expenses consists of salaries and commissions for sales and marketing personnel, salaries and related costs for executive, financial and administrative personnel, sales, marketing, advertising and other brand building costs, travel costs, and occupancy and overhead costs.

     A total of 1.8 million equity shares are reserved for issuance under our Associate Stock Option Plan (ASOP). As of March 31, 2005, we had outstanding an aggregate of 765,243 options (net of 863,742 options that have been forfeited by employees or expired) under our ASOP with a weighted average exercise price equal to approximately Rs.177.62 ($4.07) per equity share. The unamortized deferred compensation expense related to these grants amounted to Rs.3.4 million ($0.1 million) as of March 31, 2005.

     We depreciate our tangible assets on a straight-line basis over the useful life of assets, ranging from two to five years and, in the case of buildings, 28 years. Historically, we have amortized the goodwill recognized in acquisition transactions on a straight-line basis over five years. Subsequent to our adoption of SFAS No. 142, Goodwill and Other Intangible Assets, we no longer amortize goodwill or indefinite lived intangible assets. In accordance with our accounting policy, during fiscal 2002, our management assessed the goodwill that we were carrying on our books in connection with the significant acquisitions and investments made by us in Internet content and commerce companies in 1999 and 2000, including IndiaWorld Communications and IndiaPlaza.com. Based on that evaluation, which was measured at the enterprise level, we concluded that these intangible assets were impaired. Accordingly, during fiscal 2002, we recorded a non-cash charge of Rs.4,112.7 million to write-off all of the goodwill related to these acquisitions. Impairment of Rs.15.0 million was recognized in fiscal 2002 in respect of other investments. In addition, during fiscal 2002, we recorded a non-cash charge of Rs.1,089.9 million to reflect an impairment of investment in affiliate related to our investment in CricInfo Limited. We assess for impairment of long-lived assets under SFAS No. 144. The carrying value of long-lived assets are compared with the adjusted estimated future cash flows at the identifiable business segment level. If the sum of such undiscounted cash flows is less than the aggregate carrying amount, the asset is not recoverable and the impairment loss is recognized. During fiscal 2004, we recorded an impairment charge of Rs.22.6 million ($0.5 million).

     In addition to our operations and those of our consolidated subsidiaries, our financial statements include our pro rata share of the financial results of those companies in which we have significant, non-controlling minority interests, such as Wisden Cricinfo Limited and Refco-Sify Securities Private Limited. These investments are accounted for under the equity method of accounting. In December 2002, we divested our entire stake in Placements.com Private Limited. In February 2004, we sold our investments in Wisden Cricinfo Limited for a total consideration of Rs.61.2 million (GBP 0.7 million), which includes repayment of loan made to Wisden Cricinfo of Rs.22.9 million (GBP 0.3 million).

     Certain prior-year’s amounts have been reclassified to conform to the current year’s presentation.

Results of Operations

Year ended March 31, 2005 compared to year ended March 31, 2004

     Revenues. We recognized Rs.3,613.5 million ($82.8 million) in revenues for the year ended March 31, 2005, as compared to Rs.2,801.2 million for the year ended March 31, 2004, representing an increase of Rs.812.3 million, or 29.0%.

     The revenues generated by our corporate network/data services businesses increased by Rs.627.9 million, or 45.0%, over the same period in the prior year. The increase is attributable to increases in connectivity revenues of Rs.289.3 million, installation revenues of Rs.107.1 million, security consultancy revenues of Rs.66.6 million (as a result of the acquisition of Sify Networks Private Limited, formerly E Alcatraz Consulting Private Limited) and hardware and software sales of Rs.164.9 million. The corporate network/data services businesses successfully obtained a significant number of new orders and a large number of incremental orders from customers with operations throughout India for providing IPVPN and Internet connectivity. We currently have more than 1,000 corporate customers of our connectivity services. Sale of hardware includes Rs.36.5 million revenue recognized against sales-type leases. We are not focused on such sales-type lease transactions.

     The increase in consumer Internet access revenues was Rs.316.4 million, or 29.1%, over the previous year. The increase was as a result of an increase in public Internet access revenues by Rs.205.8 million, or 57.0%, increased revenues of Rs.74.9 million, or 53.6%, from voice-over-IP services and increased revenues from home based broadband subscribers of Rs.193.3 million. These increases were partially offset by a decrease of Rs.156.0 million in the revenues from the dial-up business and Rs.6.9 million from sale of hardware. The franchise fees recognized were marginally higher at Rs.108.0 million for the year ended March 31, 2005, compared with Rs.102.7 million for the year ended March 31, 2004. During the course of the year, the number of cybercafés increased from 1,725 to 2,471 whereas the number of iways in operation was only 844 as of March 31, 2003. We experienced a more than a 100% increase in the number of VoIP calls made from our cybercafés during the year, which we believe was due in part to our competitive pricing. Our dial-up business continued to decline with a decrease in the number of subscribers as well as the usage minutes. Bundling of services offered by the public sector telephone companies resulted in a marked decline in the market share of private ISPs in the dial-up market segment.

     Our online portal and content offerings division accounted for Rs.103.1 million of revenues for the year ended March 31, 2005, as compared to Rs.84.2 million for the year ended March 31, 2004, representing an increase of Rs.18.9 million, or 22.4%. There was an increase of Rs.23.7 million on account of increased revenues from advertising, revenue from commission earned from e-commerce, value-added services like downloadable ring tones and mobile content. This increase was offset by a decrease of Rs.4.8 million pertaining to Indiaplaza, which resulted from the sale of substantially all of the assets of Indiaplaza to a third party in June 2003.

     Revenues from our other businesses decreased by Rs.150.9 million, or 64.8%. This decrease can be attributed to the loss of revenues from Element K, which was the largest customer of our e-learning division in the previous financial year. Revenues from Element K accounted for 0.4% of our revenues during the year ended March 31, 2005, compared with 8.0% of our revenues for the year ended March 31, 2004. This division continues its operations serving other customers.

     Cost of Revenues. Cost of revenues was Rs.2,023.9 million ($46.4 million) for the year ended March 31, 2005, compared to Rs.1,476.7 million for the year ended March 31, 2004, representing an increase of Rs.547.2 million, or 37.1%. This increase was due to a Rs.138.6 million increase in cost of goods sold, Rs.165.6 million increase in revenue share paid to franchisees of our cybercafés and CTOs, Rs.91.2 million increase in personnel expenses, a Rs.87.4 million increase in lease line expenses and a Rs.64.4 million increase in other expenses. Cost of good sold includes Rs.5.6 million towards annual license fee payable towards the revenue earned on VPN Services we provided.

     Selling, general and administrative expenses. Selling, general and administrative expenses were Rs.1,418.8 million ($32.5 million) for the year ended March 31, 2005, compared to Rs.1,208.9 million for the year ended March 31, 2004, representing an increase of Rs.209.9, million or 17.4%. This increase was due to an increase of Rs.185.7 million in administration and other expenses, an increase of Rs.87.2 million in personnel expenses due to increase in number of employees, partially offset by a decrease of Rs.63.0 million in marketing and promotion expenses.

     Provision for doubtful receivables and advances. Provision for doubtful receivables and advances was Rs.57.6 million ($1.3 million) for the year ended March 31, 2005, compared to Rs.76.5 million for the year ended March 31, 2004, representing a decrease of Rs.18.9 million, or 24.7%. This decrease is mainly on account of reduction of older debts due to improved collection.

     Depreciation. Depreciation for the year ended March 31, 2005 was Rs.502.9 million ($11.5 million), as compared to Rs.481.8 million for the year ended March 31, 2004, representing an increase of Rs.21.1 million, or 4.4%. This increase is due to the increase in capital equipment deployed in our network infrastructure.

     Amortization of intangible assets. Amortization of intangible assets was Rs.53.9 million ($1.2 million) for the year ended March 31, 2005, compared to Rs.50.2 million for the year ended March 31, 2004, representing an increase of Rs.3.7 million, or 7.4%. The increase is due to an increase of Rs.6.3 million ($0.1 million) on amortization of customer contract intangibles that arose during our acquisition of Sify Networks Private Limited (formerly E Alacatraz Consulting Private Limited) and an increase of Rs.1.5 million ($0.03 million) on amortisation of IPVPN licence fees paid during the year, offset by a decrease resulting from certain intangible assets being fully written off.

     Amortization of deferred stock compensation expenses. Amortization of deferred stock compensation expenses was Rs.10.6 million ($0.2 million) for the year ended March 31, 2005, compared to Rs.27.9 million for the year ended March 31, 2004, representing a decrease of Rs.17.3 million, or 62.0%. The decrease was due to a major portion of option grants being fully amortized by March 31, 2004 and also due to a lower number of option grants during the year ended March 31, 2005 as compared to the year ended March 31, 2004.

     Equity in profit of affiliates. Equity in the profit of affiliates was Rs.50.8 million ($1.2 million) for the year ended March 31, 2005, compared to Rs.17.1 million for the year ended March 31, 2004, representing an increase of Rs.33.7 million, or 197.1%. The increase is on account of sale of our stake in Wisden Cricinfo in February 2004. Our share of the loss of Wisden CricInfo for the year ended March 31, 2004 was Rs.21.6 million. The increase is also on account of better performance of our affiliate Refco-Sify during the year ended March 31, 2005. During the year ended March 31, 2005, Refco-Sify completed a rights issue. The Company chose not to participate in the rights issue. As a result, our equity ownership in Refco-Sify has been reduced from 40% to 30%. Due to additional issuance of shares, we recorded Rs.1.1 million as gain on dilution through stockholders’ equity as per Staff Accounting Bulletin 51, Accounting For Sales Of Stock By A Subsidiary (“SAB 51”). We do not have any intention of further investment or dilution of our investment in Refco-Sify.

     Foreign exchange (gain)/loss. Foreign exchange gain for the year ended March 31, 2005 was Rs.2.6 million ($0.1 million), compared to a foreign exchange loss of Rs.52.1 million for the year ended March 31, 2004, representing an increase in gain of Rs.54.7 million, or 105.0%. This is as a result of the appreciation of U.S. Dollar to the Indian Rupee as compared to March 31, 2004, which impacted the value of our U.S. Dollar denominated cash deposits.

     Other income (net). Other income was Rs.93.3 million ($2.1 million) for the year ended March 31, 2005, compared to Rs.144.1 million for the year ended March 31, 2004, representing a decrease of Rs.50.8 million, or 35.2%. The decrease in other income is on account of the profit on the sale of investment in Dr Reddy’s Bio-Sciences Limited (formerly Satyam Institute of E Business Limited) of Rs.75.6 million and the Rs.3.7 million profit on the sale of substantially all of the assets of Indiaplaza, which were both recognised during the year ended March 31, 2004. During the year ended March 31, 2005, the balance of Rs.15.7 million on the sale of investment in Dr. Reddy’s Bio-Sciences Limited was recognised consequent to a court verdict that was settled in favour of the company after an injunction order was vacated.

     Net Loss. Our net loss was Rs.307.6 million ($7.1 million) for the year ended March 31, 2005, compared to a net loss of Rs.371.3 million for the year ended March 31, 2004. Excluding the impact of the one time profit pertaining to profit on sale of our investment in Dr Reddy’s Biosciences Limited for both the relevant periods, our net loss for the year ended March 31, 2005 would have been Rs.323.3 million ($7.4 million) compared to a net loss of Rs.446.9 million for the year ended March 31, 2004.

Year ended March 31, 2004 compared to year ended March 31, 2003

     Revenues. We recognized Rs.2,801.2 million in revenues for the fiscal year ended March 31, 2004, as compared to Rs.1,994.2 million for the fiscal year ended March 31, 2003, representing an increase of Rs.807 million, or 40.5%. This increase was attributable to a Rs.414.1 million increase in revenues generated by our Internet access services business and a Rs.397.5 million increase in revenues generated by our corporate network/data services business.

     Our corporate network/data services business obtained a significant number of new orders from prominent customers with operations throughout India, especially those operating in the BPO segment. There was also a large increase in additional business from existing customers as they continued to increase network connectivity for connecting their offices in India and abroad.

     The increase in Internet access revenues was primarily due to an increase in revenues earned from iway customers as the iway network was expanded from 844 cafés in 15 cities as of March 31, 2003 to 1,725 cafés in 55 cities in March 31, 2004. The increase in Internet access revenues can also be attributed to revenues from broadband delivery through a network of CTOs. We commenced our broadband access operations through CTOs in 2004 and as of March 31, 2004, we had arrangements with 465 CTOs. In addition the number of MDUs receiving our services increased from 350 in the previous year to 650 in the current year.

     Our online portal and content offerings division accounted for Rs.84.2 million of revenues for the fiscal year ended March 31, 2004, as compared to Rs.164.9 million for the fiscal year ended March 31, 2003, representing a decrease of Rs.80.7 million, or 48.9%. The decrease can be primarily attributed to decrease in revenues consequent to the sale of IndiaPlaza.

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

     Cost of Revenues. Cost of revenues was Rs.1,476.7 million or 52.7% of revenues, for the fiscal year ended March 31, 2004, compared to Rs.1,264.1 million, or 63.4% of revenues, for the fiscal year ended March 31, 2003, representing an increase of Rs.212.6 million, or 16.8%. This increase was due to a Rs.175.8 million increase in cost of goods sold primarily due to an increase in direct expenses paid to franchisees for operating franchised cybercafés and direct costs paid to CTOs for providing broadband delivery through cable, an increase in direct personnel costs by Rs.37.0 million and an increase in international bandwidth and leased line charges by Rs.23.8 million, offset by a Rs.24.0 million decrease in other costs. The marginal increase in bandwidth costs is a combination of increased revenues from value-added and other services and a decrease in bandwidth rates, both as a result of lower rates negotiated on higher volumes as well as the result of competitive forces that have driven down costs both in the international and national bandwidth costs.

     Selling, general and administrative expenses. Selling, general and administrative expenses were Rs.1,208.9 million for the fiscal year ended March 31, 2004, compared to Rs.1,090.9 million for the fiscal year ended March 31, 2003, representing a increase of Rs.118.0 million, or 10.8%. This increase was largely on account of Rs.117.7 million increase in administrative and other expenses, and an increase in marketing promotion expenses by Rs.19.1 million offset by a decrease in personnel expenses by Rs.18.8 million. The increase in other expenses is mainly on account of amortization of employee loans of Rs.57.6 million.

     Provision for doubtful debts. Provision for doubtful debts was Rs.76.5 million for the fiscal year ended March 31, 2004, compared to Rs.156.2 million for the year ended March 31, 2003, representing a decrease of Rs.79.7 million, or 51%. The decrease is mainly on account of reduction in older debts.

     Impairment of assets. Impairment of assets was Rs.23.0 million for the fiscal year ended March 31, 2004, compared to Rs.247.0 million for the year ended March 31, 2003, representing a decrease of Rs.224 million, or 90.7%.

     Depreciation. Depreciation was Rs.481.8 million for the fiscal year ended March 31, 2004, compared to Rs.474.3 million for the year ended March 31, 2003, representing an increase of Rs.7.5 million, or 1.6%.

     Amortization of intangible assets. Amortization of intangible assets was Rs.50.2 million for the fiscal year ended March 31, 2004, compared to Rs.69.9 million for the year ended March 31, 2003 representing a decrease of Rs.19.7 million, or 28.2%.

     Foreign exchange loss. Foreign exchange loss was Rs.52.2 million for the fiscal year ended March 31, 2004, compared to Rs.0.02 million for the year ended March 31, 2003. This loss is mainly on account of depreciation of the U.S. dollar against the Indian Rupee, which impacted cash held in foreign currency.

          Amortization of Deferred Stock Compensation expenses. Amortization of deferred stock compensation expenses was Rs.28.0 million for the year ended March 31, 2004, compared to Rs.57.7 million for the year ended March 31, 2003, representing a decrease of Rs.29.7 million.

          Equity in income/loss of affiliates. Equity in income of affiliates was Rs.80.1 million for the year ended March 31, 2004, compared to equity in losses of affiliates of Rs.26.1 million for the year ended March 31, 2003, representing a decrease of Rs.106.2 million. This is primarily on account of increase of equity in profit of affiliates of Rs.67.8 million and an increase in gain on sale of investments of Rs.38.5 million.

          Other income (net). Other income was Rs.144.1 million for the year ended March 31, 2004, compared to Rs.52.9 million for the year ended March 31, 2003, representing an increase of Rs.91.2 million, or 172.2%. The increase was primarily on account of the gain on the sale of securities held for sale amounting to Rs.6.7 million and the sale of a subsidiary company amounting to Rs.76.1 million.

          Net Loss. Our net loss was Rs.371.3 million for the year ended March 31, 2004, compared to a net loss of Rs.1,329.4 million for the year ended March 31, 2003.

Liquidity and Capital Resources

          Prior to 1998, we financed our operations through funding from Satyam Computer Services, our former parent company. No further funding is expected from Satyam Computer Services in the future. Since 1998, we have financed our operations through equity sales and borrowings from institutions and banks. During fiscal years 1998, 1999 and 2000, we received Rs.38.5 million, Rs.307.5 million and Rs.10,220.0 million, respectively, in net cash proceeds from the sale of equity securities. We did not issue any equity shares in financing transactions in fiscal year 2001 or fiscal year 2002. During the fiscal years 2003 and 2004, we received Rs.792.0 million and Rs.166.9 million, respectively, in net cash proceeds from the issuance of equity securities. During fiscal year 2005, we received Rs.78.8 million in net cash proceeds from the issuance of shares to employees upon exercise of their stock options.

          In July 2003, we sold our investment in one of our subsidiaries for consideration of Rs.277.5 million ($6.4 million). In February 2004, we sold our entire investment in Wisden CricInfo for a total consideration of Rs.61.2 million ($1.4 million) (GBP 0.74 million) which included repayment of loans made to Wisden Cricinfo of Rs.22.9 million ($0.5 million) (GBP 0.3 million).

          The following table summarizes our statements of cash flows for the periods presented:

	Fiscal year ended, and as of March 31,
	2003	2004	2005	2005
	Indian Rupees			U.S. Dollars
	(in thousands)
Net loss	(1,329,388)	(371,284)	(307,576)	(7,051)
Net decrease (increase) in working capital	52,320	52,199	202,293	4,638
Other adjustments for non-cash items	1,038,795	593,070	556,235	12,751
Net cash provided by (used in) operating activities	(238,273)	273,985	450,952	10,338
Net cash provided by (used in) investing activities	(273,674)	11,327	(523,504)	(12,001)
Net cash provided by (used in) financing activities	758,777	189,958	69,182	1,586
Effect of exchange rate changes on cash and cash equivalents	(7,345)	(47,063)	1,479	34
Net increase (decrease) in cash and cash equivalents	239,485	428,207	(1,891)	(43)

          Our principal capital and liquidity needs historically have related to developing our network infrastructure and our corporate network and electronic commerce services, establishing our customer service and support operations, developing our sales and marketing activities and for general working capital needs. We have also expended significant funds on acquisitions and investments.

          A significant part of the development of our points of presence in India and our related network and infrastructure was completed during fiscal year 2001. During fiscal year 2001, we invested approximately Rs.500.0 million in moving to new owned office space in Chennai and Mumbai. Since the expansion into additional points of presence in India was not a priority and since the network had sufficient capacity to handle the traffic during 2003 and 2004, there were no significant sums expended on plant and equipment during those years, other than equipment required to provide broadband access through wireless technologies on the last mile. As a result, we incurred Rs.284.3 million and Rs.342.6 million for capital expenditures for the fiscal years ending March 31, 2003 and 2004, respectively. During the course of 2004-05, we increased our capital expenditure to expand our network reach to cover 99 points of presence, to meet the needs of our growing client base. We incurred Rs.533.2 million for capital expenditures during fiscal 2005.

          Although we have 99 points of presence in India, a need for expansion into smaller towns could arise as our corporate and data network services grow. There are many ISP’s and data/network service providers exiting the business and, depending on pricing and other terms, we may acquire one or more of these third parties. In that event, we will need to invest in technologies to increase the speed of the backbone and edge networks. We will also have to invest in wireless and wire line methods of last mile Internet access delivery.

          During fiscal years 2003 through 2005, our highest operational priority was to reduce cash burn incurred to build our organization and infrastructure to support our rapid growth, which has now stabilized. We pursued several initiatives to reduce our cash burn. The first focus was toward reducing the working capital required by our business. This was done by enhanced focus on collecting receivables and advancing the billing for the customers of our corporate data/network services division to the beginning of the quarter from the end of the quarter. Our improved collection efforts and change in policy to collect fees for certain services in advance resulted in a decrease in net receivables in recent periods. The second focus was toward reducing bandwidth costs. This was achieved by leveraging on the demonopolization of VSNL, negotiation with a range of suppliers, including VSNL, availability of national bandwidth (both intercity and intracity) from private telecom providers at lower rates and increasing the role of fixed wireless mode of delivery in the last mile. As a result of these initiatives, we have significantly reduced our cash burn over the last three years. We believe that the reductions achieved on account of the above are permanent reductions.

          We intend to continue to focus on generation of cash surplus in fiscal year 2006. Nonetheless, we expect to incur continued losses in the near future. Based upon our present business and funding plans, we believe that our cash and cash equivalents of Rs.1,323.9 million ($30.4 million) as of March 31, 2005, excluding restricted cash included in current assets of Rs.24.9 million ($0.6 million) and restricted cash included in non-current assets of Rs.7.3 million ($0.2 million), is sufficient to meet our currently known requirements for at least the next 12 months. In light of the highly dynamic nature of our business, however, we cannot assure you that our capital requirements and sources will not change significantly in the future.

          Cash balances held in foreign currency were Rs.551.0 million, Rs.555.7 million and Rs.293.2 million as of March 31, 2003, 2004 and 2005, respectively. Cash balances held in Indian currency were Rs.521.2 million, Rs.881.8 million and Rs.1,062.9 million as of March 31, 2003, 2004 and 2005, respectively. These amounts include cash and cash equivalents and restricted cash. Foreign exchange loss during fiscal 2003 and 2004 were Rs.0.02 and Rs.52.2 million, respectively, and foreign exchange gain during fiscal 2005 was Rs.2.6 million. This foreign exchange gain or loss is on account of cash held in foreign currency impacted by appreciation or depreciation of the U.S. Dollar against the Indian Rupee.

          Cash provided by operating activities during fiscal year 2005 was Rs.451.0 million ($10.3 million). This is mainly attributable to non-cash depreciation charge of Rs.567.4 million, provision for doubtful receivables of Rs.57.6 million, increase in trade accounts payable by Rs.310.6 million, increase in other liabilities by Rs.74.2 million, decrease in prepaid expenses by Rs.19.8 million and loss on sale of plant and equipment of Rs.2.8 million, offset by net loss from operations of Rs.307.6 million, increase in accounts receivable by Rs.178.9 million, increase in inventories by Rs.4.8 million, decrease in advances received from customers by Rs.14.2 million, increase in other assets by Rs.26.2 million and gain on sale of investments of Rs.15.7 million. Cash provided by operating activities during fiscal year 2004 was Rs.274.0 million. This is mainly attributable to a Rs.582.5 million non-cash depreciation charge, Rs.76.5 million provision for doubtful receivables, a Rs.43.0 million increase in trade accounts payable by Rs.120.6 million, an increase in advances received from customers by Rs.57.5 million, a decrease in other assets, a Rs.17.8 million decrease in prepaid expenses, and a Rs.17.8 million decrease in inventories, offset by a Rs.371.3 million net loss from operations, an increase in accounts receivable by Rs.223.1 million, a decrease in other liabilities by Rs.42.0 million, gain on sale of plant and equipment of Rs.2.0 million and gain on sale of investments of Rs.99.0 million. Cash used in operating activities during fiscal year 2003 was Rs.238.3 million. Cash used in operating activities of operations for fiscal year 2003 was attributable to a Rs.1,329.4 million net loss from operations, a Rs.78.8 million decrease in trade accounts payable, a Rs.65.8 million increase in accounts receivable, a Rs.25.0 million increase in other assets, a Rs.12.6 million increase in minority interest, a Rs.11.3 million increase in inventories, a Rs.10.0 million increase in prepaid expenses, a Rs.7.9 million increase in amounts due from related parties and a Rs.1.5 million gain in sale of investments, offset a Rs.2.6 million loss on sale of plant and equipment, a Rs.6.7 million write-off of inventory, a Rs.10.9 million increase in advances from customers, a Rs.26.1 million loss on equity in loss of affiliates, a Rs.32.9 million increase in other liabilities, a Rs.62.6 million decrease in due from officers and employees, a Rs.144.8 million increase in deferred revenue, a Rs.156.2 million against provision for doubtful receivables and advances and a Rs.854.2 million of depreciation and amortization.

          Cash used in investing activities during fiscal year 2005 was Rs.523.5 million ($12.0 million), principally as a result of expenditure on purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network of Rs.533.2 million ($12.2 million) and purchase of intangible assets of IPVPN License fee of Rs.100.0 million ($2.3 million), partially offset by proceeds from sale of investments of Rs.15.0 million, movement in restricted cash by Rs.79.5 million and proceeds from sale of plant and equipment for Rs.15.2 million. Cash provided by investing activities of operations during fiscal year 2004 was Rs.11.3 million principally as a result of proceeds from sale of investments for Rs.257.4 million, movement in restricted cash by Rs.62.9 million, proceeds from sale of investment in affiliates for Rs.56.7 million and proceeds from sale of plant and equipment for Rs.13.0 million, offset by expenditure of Rs.342.6 million on purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network, purchase of intangible assets of Rs.23.3 million and purchase consideration for the acquisition of

Sify Networks Private Limited (formerly E Alcatraz Consulting Private Limited) for Rs.32.8 million. Cash used in investing activities of operations during fiscal year 2003 was Rs.273.7 million, principally as a result of the purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network of Rs.284.3 million, purchase of intangible assets of Rs.16.9 million and a Rs.22.2 million increase in restricted cash, offset by proceeds from sale of plant and equipment of Rs.12.1 million, proceeds from sale of investments of Rs.8.6 million and proceeds from sale of investments in affiliates of Rs.29.2 million.

          Cash provided by financing activities for fiscal year 2005 was Rs.69.2 million ($1.6 million), which consisted of net proceeds from issuance of common stock to employees on exercise of stock options of Rs.78.8 million ($1.8 million), partly offset by repayment of principal under capital lease obligations of Rs.9.6 million. Cash provided by financing activities for fiscal year 2004 was Rs.190.0 million and consisted of net proceeds from issuance of common stock of Rs.166.9 million and acquisition related debts of Rs.30.4 million, offset by repayment of principal under capital lease obligations of Rs.7.3 million. Cash provided by financing activities for fiscal year 2003 was Rs.758.8 million consisted of net proceeds from issuance of common stock of Rs.760.5 million, offset by repayment of principal under capital lease obligations of Rs.1.7 million.

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

          Government of India policies previously limited the total foreign equity in an Internet service provider to 49%. In May 2001, the Department of Commerce and Industry increased the limit on foreign direct investment for Internet companies from 49% to 74%. Our license was reissued in April 2002, increasing the maximum permitted level of foreign equity investment in our company to 74% and also permitting us to provide Internet telephony, subject to the terms of operation as detailed in the license. This limit of 74% is the maximum foreign equity investment that was permitted for ISPs that operate their own international gateways. We currently do not operate our own international gateways and consequently, the limits applicable to foreign equity investment in our company can be removed after all necessary approvals and permissions are received. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our shareholders and the holders of our ADSs will be reduced and these securities may have rights, preferences or privileges senior to those of our shareholders and the holders of our ADSs. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund and expand our operations, take advantage of unanticipated opportunities, develop or enhance Internet content, features or services, or otherwise respond to competitive pressures will be significantly limited. Our business, results of operations and financial condition could be materially adversely affected by any such limitation. Please see “Item 3. Key Information—Risk Factors—Forward-looking statements contained in this annual report may not be realized.”

          As of March 31, 2005, we had spent approximately Rs.2,194.4 million ($50.3 million) to develop and deploy our network infrastructure. As of March 31, 2005, our future contractual obligations and commercial commitments were as follows:

	Payments Due by Period			Rs.Million
					More
Contractual		Less than 1			than 5
Obligations	Total	year	1-3 years	3-5 years	years
Capital Lease Obligations	10.4	6.5	3.9	—	—
Total Contractual Obligations	10.4	6.5	3.9	—	—

	Amount of Commitment Expiration Per Period			Rs.million
Other Commercial	Total Amounts	Less than 1			Over 5
Commitments	Committed	year	1-3 years	4-5 years	years
Standby Letters of Credit	180.5	180.5	—	—	—
Guarantees	99.3	26.4	72.7	0.2	—
Other Commercial Commitments	76.9	76.9	—	—	—
Total Commercial Commitments	356.7	283.8	72.7	0.2	—

          Recent Accounting Pronouncements

          SFAS No. 123 (revised)

          In December 2004, the Financial Accounting Standards Board issued FASB Statement No. 123 (revised 2004), Share Based Payment, requiring companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. Currently, we do not deduct the expense of the employee stock options grants from our income statement based on the fair value method as we had adopted the proforma disclosure provisions of SFAS No. 123. We are required to adopt SFAS No. 123 (revised) on April 1, 2006. The unamortized stock compensation expense as of March 31, 2005, determined under the fair value method, is approximately $199. We are evaluating the impact of the standard on the existing grants of employee stock options and future grants, if any.

Critical Accounting Policies

          Critical accounting policies are defined as those that in our view are most important to the portrayal of our financial condition and results and that are most demanding on our calls on judgment. We believe that the accounting policies discussed below are the most critical accounting policies.

          Revenue recognition

          Effective July 1, 2003, we adopted EITF Issue No. 00-21 for all revenue arrangements entered into on or after that date. Based on this guidance, we recognize revenues on the delivered products or services only if:

•	the revenue recognition criteria applicable to the unit of accounting is met;

•	the delivered element has value to the customer on a standalone basis;

•	the delivered unit will have value on a standalone basis if it is being sold separately by other vendors or the customer could resell the deliverable on a standalone basis;

•	there is objective and reliable evidence of the fair value of the undelivered item(s); and

•	if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in our control.

          The arrangement consideration is allocated to the units of accounting based on their fair values. The revenue recognized for the delivered items is limited to the amount that is not contingent upon the delivery or performance of the undelivered items. In certain cases, the application of the contingent revenue provisions of EITF Issue No. 00-21 could result in recognizing a loss on the delivered element. In such cases, the cost recognized is limited to the amount of non-contingent revenues recognized and the balance of costs are recorded as an asset and are reviewed for impairment based on the estimated net cash flows to be received for future deliverables under the contract. These costs are subsequently recognized on recognition of the revenue allocable to the balance of deliverables.

          Assessments about whether the delivered units have a value to the customer on a standalone basis, impact of forfeiture and similar contractual provisions, and determination of fair value of each unit would affect the timing of revenue recognition and would impact our results of operations.

          We recognize revenue only on collectibility being probable and hence credit losses do not have an impact on our revenue recognition policy. Our provisions are based on the age of our receivables. No one client has contributed significantly to credit losses. We have had no significant changes in our collection policies or payment terms.

          Corporate network/data services

          The Company provides connectivity for a fixed period of time at a fixed rate regardless of usage. Connectivity is the last element that is provided in the case of a bundled contract. The connectivity charges are the same when sold alone or as part of a package. The revenue attributable to connectivity services is recognized ratably over the period of the contract. The hardware and software are standard products that are being freely traded in and purchased from the market, have standard specifications and are not otherwise customized for the specific needs of a customer. The software sold by the Company is off-the-shelf software, such as antivirus utilities and firewalls. The fair value for the hardware and software is available from the market, and the revenue attributable to hardware and software is recognized on delivery. Installation consists of commissioning of the last mile connectivity to the customer premises either through the Company’s wireless mode of broadband delivery or through the carrier exchange (primarily Bharat Sanchar Nigam Limited, or BSNL, a Government of India entity), and usually takes 4-6 weeks. However, once commissioned, this last mile connectivity can be used by the customer to access any other service provider. When the customer has such last mile connectivity, the Company does not charge any installation fee. The revenue attributable to the installation of the link is recognized on completion of the installation work. Revenue from ancillary services such as e-mail, fax and domain registration are recognized over the period such facilities are provided. All revenues are shown exclusive of sales tax and service tax and net of applicable discounts and allowances.

          Web hosting service revenues primarily include co-location services and connectivity services. On occasion, we also sell related hardware and software to our web-hosting customers. At all times, such hardware and software belongs to the customer. This hardware and software is purchased from outside vendors and is freely traded in the market. We treat each element of the arrangement as a separate earnings process. The value of the hosting service is determined based on vendor specific objective evidence from similar services sold separately by us. When hardware and/or software is also included with hosting services and sold as a package the vendor specific objective evidence of the undelivered element is considered to arrive at the residual value of the delivered element. Revenue from hosting services is recognized over the period during which the service is provided.

          Security services are provided on either a time-and-materials or fixed-price, fixed-timeframe basis. Revenues from services provided on a time-and-materials basis are recognized as the related services are performed. Revenues from services provided on a fixed-price, fixed-timeframe basis are recognized pursuant to the percentage of completion method.

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

          Public Internet access is provided to customers through a chain of franchisee cybercafé outlets and, to a lesser extent, Sify-owned cybercafés. We enter into an arrangement with franchisees that provides for the payment of an initial non-refundable franchisee fee in consideration for establishing the franchisee relationship and providing certain initial services. These initial services consist of a number of activities, including installing the broadband receiver equipment at the cybercafé and “connecting” it to one of our broadcasting towers, obtaining regulatory approvals for clearance of the site for wireless transmission at the allotted frequency range and other ancillary services. Initial franchisee fee revenue is recognized at the time of commencement of operations by the franchisee, in accordance with SFAS No. 45, Accounting for Franchisee Fee Revenue, because we believe that substantial performance for which these non-refundable payments are received is completed at the time of commencement of operations and no uncertainty exists with regard to the collection of such fees. The amount of initial franchisee fee revenue recognized during the fiscal years ended March 31, 2004 and 2005 were Rs.102.14 million and Rs.108.0 million, respectively. As of March 31, 2005, we owned 34 of the 2,471 cybercafés. Internet access revenue is recognized based on usage by the customer.

          VOIP revenues are are recognized on the basis of usage.

          Online portal services

          We enter into contracts with customers to serve advertisements in the portal, and we are paid on the basis of impressions, click-throughs or leads. Revenue is recognized based on actual impressions, click-throughs and leads delivered. There are no performance obligations or minimum guarantees. Revenues from electronic commerce transactions are recognized when the transactions are completed.

          Other services

          Our e-learning software development services are provided on either a time-and-materials or fixed-price, fixed-timeframe basis. Revenues from services provided on a time-and-materials basis are recognized as the related services are performed. Revenues from services provided on a fixed-price, fixed-timeframe basis are recognized pursuant to the percentage of completion method.

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

          Deferred stock compensation

          We apply the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, issued in March 2000, to account for our fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, we have elected to continue to apply the intrinsic-value-based method of accounting described above, and have adopted only the disclosure requirements of SFAS No. 123 as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure.

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

Item 6. Directors, Senior Management and Employees

Board of Directors and Senior Management Executives

          The following table sets forth the name, age and position of each director and senior management executive of our company as of June 9, 2005:

Name	Age	Designation
R. Ramaraj	55	Chief Executive Officer and Managing Director
George Zacharias	46	Chief Operating Officer
Anil Ahuja	54	Chief Financial Officer
Shrikant Joshi	48	President — Access Media
John Devasahayam	47	Managing Director, Safescrypt
Rahul Swarup	45	President, Enterprise Solutions
J. Avinash	43	President, Internet Data Centers
Rustom Irani	42	Chief Technology Officer
George A. Ajit	45	Chief Human Resources Officer
Srinivasa C Raju	43	Director
Sandeep Reddy (1) (2)	36	Chairman of the Board of Directors
V. Srinivas	45	Director
T.H. Chowdary (1) (2)	72	Director
B Rama Raju	46	Director

(1)	Member of the Compensation Committee.

(2)	Member of the Audit Committee.

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

          Anil Ahuja has served as Chief Financial Officer of our company since June 2004. Prior to 2003, Mr. Ahuja held a variety of management positions in Finance and Corporate Development with the Bell Canada Enterprises group of companies in Montreal, Canada. From 1996 to 2003, Mr. Ahuja was Vice President, Corporate Development (Bell Canada International) and led several strategic corporate initiatives, and managed finances for operations in NorthAmerica, Asia & Latin America. During 1996 and 1997, he was Senior Vice President and CFO for Tata Teleservices Limited, a joint venture project of Bell Canada and India’s Tata Group. Mr. Ahuja has a B.Tech Degree in Mechanical Engineering from IIT, Kanpur and a PGDM from IIM, Calcutta.

          Shrikant Joshi has served as President — Access Media since December 2001. Mr. Joshi served as Head of Sales of Heinz from July 2000 to November 2001. From 1996 to 2000, Mr. Joshi served as Head of Domestic appliances and Personal Care Business of Phillips India Ltd. Mr. Joshi started his career with WIPRO in 1983 and held various senior positions across different businesses of WIPRO. Mr. Joshi received a Bachelors degree from IIT Delhi and a PGDM from IIM Ahmedabad.

          John Devasahayam has served as Managing Director, Safescrypt at our company since July 2003. Previously, he was Senior Vice President at Satyam Computer Services Limited, heading the Microsoft Competency Group and Microsoft Relationship Management Group since August 1996. Prior to Satyam Computers, he was with Zenith Computers as Senior Vice President-Sales and Marketing. He holds a Masters Degree in Social Work from Loyola College, Chennai.

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

          Srinivasa C. Raju served as a Director of our company from February 1996 until his resignation in December 2002. He rejoined the Board of our company in October 2003. He is also a Director of I labs Limited, I labs Hyderabad Technology Centre (P) Limited, Chintalapati Holdings Private Limited and Ivision News Private Limited.

          Sandeep Reddy has served as a Director of our company since December 2002 and was appointed Chairman of the Board of Directors in October 2004. Mr. Reddy is a London based professional. Mr. Reddy is a Director in VentureTech Solutions Private Limited, or VentureTech, which has invested in a diversified portfolio of companies spanning telecom, life sciences, network and software companies. Mr. Reddy holds an MBA from IMD Switzerland.

          V. Srinivas has served as a Director of Sify since December 2002. Mr. Srinivas has been Senior Vice President and Chief Financial Officer of Satyam Computer Services Limited since November 2000. Previously, Mr. Srinivas was Vice President and Chief Financial Officer of Satyam Computer Services Limited since 1998. Before this, he was General Manager, Finance of Satyam Computer Services Limited. Mr. Srinivas is a fellow member of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India. He is also an associate member of the Institute of Cost and Works Accountants of India. Mr. Srinivas is also a director of Satyam Asia Pte Limited and Nipuna Services Limited. In addition, Mr. Srinivas holds a bachelor of law degree and a master of commerce degree from Osmania University.

          T.H. Chowdary has served as a Director of our company since February 1996. Dr. Chowdary retired as the Chief Executive Officer of VSNL. Dr. Chowdary is also a director in Icomm, Softsol India Limited and Tera Software Limited.

          B Rama Raju is the Managing Director of Satyam Computer Services Limited and has served as a Director of our company since October 2004. Mr Rama Raju obtained a Master’s Degree from Madras Loyola College and later attended Texas A&M International University, where he received a MBA with specialization in International Trade.

Director Compensation

          Our Articles of Association provide that each of our directors may receive a sitting fee not exceeding Rs.2,000 for each Board and Committee meeting. In fiscal year 2005, we did not pay any fees to our non-employee directors. Mr. Ramaraj, who is employed as our Chief Executive Officer, does not receive any additional compensation for his service on our Board of Directors. Directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. T. H. Chowdary, a Director of our company, has been receiving Rs.20,000 per month effective February 1, 2004 for the technical services rendered by him to the company, after obtaining requisite Governmental permission for the same. Other than Mr. Ramaraj, none of our directors is a party to a service contract providing for benefits upon termination of employment with the company.

Officer Compensation

          The following table sets forth all compensation paid by us during the fiscal year ended March 31, 2005 to our executive officers.

Summary Compensation Table
(Rs. Million)

			Stock
Name	Salary	Bonus	Compensation
R Ramaraj	4.73	Nil	2.07
George Zacharias	6.03	1.50	1.46
Shrikant Joshi	3.77	0.50	0.35
Rahul Swarup	4.30	1.50	0.81
J Avinash	2.23	0.75	0.29
Rustom Irani	3.28	1.24	0.62
George A. Ajit	3.09	1.11	0.62
John Devasahayam	3.64	0.75	0.12

Part of the year

Anil Ahuja	4.52	Nil	0.80

          The following table sets forth all stock options granted by us during the fiscal year ended March 31, 2005 to our executive officers.

	Equity Shares Underlying
Name	Option Grant	Exercise Price (Rs.)	Expiration Date

Anil Ahuja	75,000	228.74	August 18, 2007

          The following table sets forth all stock options exercised by our executive officers during the fiscal year ended March 31, 2005.

Name	No. of shares	Exercise Price
		Rs.
1. R. Ramaraj	97,395	164.2
2. George Zacharias	66,270	164.3
3. Rahul Swarup	34,545	164.5
4. Ajit Abraham	27,420	164.5
5. Shrikant Joshi	24,200	155.4
6. J. Avinash	12,465	166.6
7. Rustom Irani	30,200	164.9
8. John Devasahayam	7,500	163.4

Mr Ramaraj’s term of office as Managing Director has a term of five years and expires on March 31, 2008.

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

          In December 2002, we entered into an Investor Rights Agreement with SAIF Investment Company Limited, or SAIF, VentureTech Solutions Private Limited, or VentureTech and Satyam Computer Services providing for, among other things, a Board of Directors comprised of nine directors. Each of Satyam Computer Services, SAIF and Venture Tech is entitled to nominate two Members of the Board so long as it holds at least 10% of our outstanding share capital and one Member of the Board so long as it owns 5% of our outstanding share capital. In October 2004, Mr. Sandeep Reddy, a nominee of Venture Tech, was appointed as Chairman of our Board of Directors in the place of Mr. Srinivasa C. Raju. The Investor Rights Agreement has also granted the investors, consent rights with respect to specified corporate transactions.

          Messrs. Sandeep Reddy and Srinivasa C. Raju are the nominees of VentureTech and Messrs. V. Srinivas and B. Rama Raju are the nominees of Satyam Computer Services. The terms of Messrs. V. Srinivas and Srinivasa C. Raju will expire at our Annual General Meeting to be held in 2005. The terms of Messrs. T. H. Chowdary and B. Rama Raju will expire at our Annual General Meeting to be held in 2006. The term of Mr. Sandeep Reddy will expire at our Annual General Meeting to be held in 2007, and the term of Mr. R. Ramaraj ends March 31, 2008. There are no family relationships between any of the directors or executive officers of our company.

          Until approximately November 5, 2004, we qualified as a “controlled company” under applicable Nasdaq rules, which provided an exemption from certain independent director requirements of Nasdaq Rule 4350(c), which will become effective July 31, 2005 for foreign private issuers such as Sify. Under Nasdaq rules, a company that ceases to qualify as a controlled company is permitted to phase-in independent nomination and compensation committees and a majority independent board on the same schedule as companies listing in conjunction with their initial public offering. Accordingly, our Board of Directors will be reconstituted to comply with all applicable Nasdaq independent director rules prior to November 5, 2005.

Board Committees

          The Audit Committee of the Board of Directors reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the recommendation of our independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, the performance of our independent auditors and our accounting practices. Until April 19, 2005, the members of our Audit Committee were Messrs. Sandeep Reddy, Ravi Chandra Adusumalli and T. H. Chowdary. Mr. Adusumalli resigned from our board effective April 19, 2005, leaving a vacancy on our Audit Committee. Accordingly, our Audit Committee does not currently comply with Nasdaq rules. We intend to fill Mr. Adusumalli’s position in July 2005 when we reconstitute our Audit Committee to comply with the July 31, 2005 implementation deadline associated with Nasdaq’s heightened corporate governance rules.

          The Compensation Committee of the Board of Directors determines the salaries, benefits and stock option grants for our employees, consultants, directors and other individuals compensated by our company. The Compensation Committee also administers our compensation plans. Until April 19, 2005, the members of our Compensation Committee were Messrs. Sandeep Reddy, Ravi Chandra Adusumalli and T. H. Chowdary. We intend to fill Mr. Adusuamlli’s position in July 2005 when we reconstitute our Compensation Committee to comply with the July 31, 2005 implementation deadline associated with Nasdaq’s heightened corporate governance rules.

Employees

          As of March 31, 2005, we had 1,663 employees, compared with 1,210 employees, 1,068 employees, and 887 employees, as of March 31, 2004, March 31, 2003 and March 31, 2002, respectively. Of our current employees, 91 are administrative, 448 form our sales and marketing staffs, 180 are in product and content development, 870 are dedicated to technology and technical support, and 74 are in business process and customer care. None of our employees are represented by a union. We believe that our relationship with our employees is good.

Stock Ownership

          The following table sets forth information with respect to the beneficial ownership of our equity shares as of June 28, 2005 by each director and our senior management executives. The table gives effect to equity shares issuable within 60 days of June 28, 2005 upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

	Equity Shares
	Beneficially Owned
Beneficial Owner	Number	Percent
R. Ramaraj	416,875	1.1
Srinivasa C. Raju	—	—
Sandeep Reddy (1)	2,750,000	7.8
V. Srinivas (2)	11,182,600	31.6
B Rama Raju (3)	11,182,600	31.6
T. H. Chowdary	—	—
George Zacharias	31,250	*
Shrikant Joshi	12,500	*
John Devasahayam	4,167	*
Rahul Swarup	15,625	*
J. Avinash	3,125	*
Rustom Irani	12,500	*
George A. Ajit	12,500	*

*	Less than 1%

(1)	Consists of 2,750,000 equity shares beneficially owned by VentureTech Solutions Private Limited. Mr. Reddy is a Director of VentureTech Solutions Private Limited. Mr. Reddy disclaims beneficial ownership of the equity shares owned by VentureTech Solutions Private Limited, except to the extent of his pecuniary interest therein.

(2)	Consists of 11,182,600 equity shares beneficially owned by Satyam Computer Services Limited. Mr. Srinivas is a Senior Vice President and Chief Financial Officer of Satyam Computer Services Limited. Mr. Srinivas disclaims beneficial ownership of the equity shares owned by Satyam Computer Services Limited.

(3)	Consists of 11,182,600 equity shares beneficially owned by Satyam Computer Services Limited. Mr. B. Rama Raju is the Managing Director of Satyam Computer Services Limited. Mr. Rama Raju disclaims beneficial ownership of the equity shares owned by Satyam Computer Services Limited.

Employee Stock Option Plan

          We have an Associate Stock Option Plan, or ASOP, which provides for the grant of options to employees of our company. The ASOP was approved by our Board of Directors and our shareholders in March 1999. A total of 1.8 million equity shares are reserved for issuance under our Associate Stock Option Plan. As of March 31, 2005, we had outstanding aggregate of 765,243 options (net of 863,742 options forfeited by employees or that have expired) under our ASOP with a weighted average exercise price equal to approximately Rs.177.62 ($4.07) per equity share.

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

Item 7. Major Shareholders and Related Party Transactions

Principal Shareholders

          The following table sets forth information with respect to the beneficial ownership of our equity shares as of June 28, 2005 by each person or group of affiliated persons who is known by us based on our review of public filings to beneficially own 5% or more of our equity shares. The table gives effect to equity shares issuable within 60 days of June 28, 2005 upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned. The information below is based on a review of filings made by such persons with the SEC.

          Messrs. Anthony J. Castellanos, Ronald David Fisher, Reaz Noormamode, Denis Sek Sum and Andrew Y. Yan, directors of SAIF Investment Company Limited, exercise voting control and dispositive power over the equity shares owned by SAIF Investment Company Ltd. Mr. Ravi Chandra Adusumalli, a former director of our company, is affiliated with SOFTBANK Asia Infrastructure Fund.

          Messrs. Sandeep Reddy and N. Mal Reddy, directors of VentureTech Solutions Private Limited, exercise voting control and dispositive power over the equity shares owned by VentureTech Solutions Private Limited.

          Messrs. B. Ramalinga Raju and B. Rama Raju, directors of Satyam Computer Services Limited, exercise voting control and dispositive power over the equity shares owned by Satyam Computer Services. Messrs. V. Srinivas and B Rama Raju, directors of our company, are affiliated with Satyam Computer Services.

	Equity Shares
	Beneficially owned
Beneficial Owner	Number	Percent
Satyam Computer Services Limited Mayfair Centre, S P Road Secunderabad 500 003 India	11,182,600	31.6
SAIF Investment Company Limited Suite 307, St. James Court St. Denis Street, Port Louis Mauritius	2,008,140	5.7
VentureTech Solutions Private Limited 12, Subba Rao Avenue Chennai 600006 India	2,750,000	7.8

Control of Registrant

          Satyam Computer Services, SAIF and VentureTech collectively beneficially owned approximately 45% of our equity shares as of June 28, 2005. These shareholders are parties to an Investor Rights Agreement with our company dated October 7, 2002. The Investor Rights Agreement provides for, among other things, a Board of Directors comprised of nine directors. Each of these shareholders is entitled to nominate two Members of our Board so long as it holds at least 10% of our outstanding share capital and one Member of our Board so long as it owns at least 5% of our outstanding share capital. In October 2004, Mr Sandeep Reddy, a nominee of Venture Tech, was appointed as Chairman of our Board of Directors in the place of Mr Srinivasa C Raju. The Investor Rights Agreement has also granted consent rights in connection with specified corporate transactions.

          These shareholders are presently able to exercise significant influence over many matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. Under Indian law, a simple majority is sufficient to control all shareholder action except for those items, which require approval by a special resolution. If a special resolution is required, the number of votes cast in favor of the resolution must be not less than three times the number of votes cast against it. Examples of actions that require a special resolution include:

•	altering our Articles of Association;

•	issuing additional shares of capital stock, except for pro rata issuances to existing shareholders;

•	commencing any new line of business; and

•	commencing a liquidation.

          Circumstances may arise in which the interests of Satyam Computer Services, SAIF and/or VentureTech or a subsequent purchaser of their respective shares could conflict with the interest of our other shareholders or holders of our ADSs. These shareholders could prevent or delay a change in control of our company even if a transaction of that sort would be beneficial to our other shareholders, including the holders of our ADSs.

United States Shareholders

          As of March 31, 2005, 18,298,439 of our ADSs were held in the United States and we had approximately 29,000 shareholders of record in the United States. Each ADS represents one equity share.

Related Party Transactions

          Our company has a stated policy on related party transactions, which states “whenever Sify enters into any transaction with a related party the Company shall perform these transactions on terms no less favorable to the Company than could have been obtained from independent third parties.”

          Until December 2002, Satyam Computer Services was our parent company. In fiscal year 2005, we billed an aggregate of Rs.48.7 million ($1.11 million) in services to Satyam Computer Services and its affiliates. For fiscal years 2003 and 2004 the corresponding figures were Rs.34.3 million and Rs.51.5 million, respectively. We believe that these transactions with Satyam Computer Services and its affiliates were on terms no less favorable to our company than could have been obtained from independent third parties.

          T. H. Chowdary, a Director of our company, has been receiving Rs.20,000 per month effective February 1, 2004 for the technical services rendered by him to the company, after obtaining requisite Governmental permission for the same.

          On November 10, 2004, we entered into an agreement with Satyam Computer Services, SAIF and Venture Tech in which we agreed, in part, to facilitate the conversion of our outstanding Indian equity shares into ADSs and to register the ADSs for resale under the U.S. federal securities laws. Pursuant to this agreement, Satyam Computer Services, SAIF, Venture Tech and other holders of our equity shares may dispose of some or all of their equity shares in one or more transactions under the registration statement on Form F-3, filed by us on December 7, 2004, or additional registration statements that we may file in the future.

Item 8.Financial Information

Financial Statements

          We have elected to provide financial statements pursuant to Item 18 of Form 20-F. No significant change has occurred since the date of our annual financial statements for fiscal 2005.

Legal Proceedings

          Our company and certain of our officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in our initial public offering of American Depositary Shares as defendants. This class action is brought on behalf of a purported class of purchasers of our ADSs from the time of our Initial Public Offering (“IPO”) in October 1999 through December 2000. The central allegation in this action is that the underwriters in our IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased our ADSs in the IPO and the aftermarket. The complaint also alleges that we violated the United States federal securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits. On June 26, 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against us and over 300 other issuers who went public between 1998 and 2000, announced a proposed settlement with us and the other issuer defendants. The proposed settlement provides that the insurers of all settling issuers will guarantee that the plaintiffs recover $1 billion from non-settling defendants, including the investment banks who acted as underwriters in those offerings. In the event that the plaintiffs do not recover $1 billion, the insurers for the settling issuers will make up the difference. We believe that we have sufficient insurance coverage to cover the maximum amount that it may be responsible for under the proposed settlement. Although the Federal District Court has preliminarily approved the settlement, it is possible that the Court may not finally approve the settlement in whole or part. We believe the maximum financial exposure under this settlement, in the event that the plaintiffs recover nothing from the non-settling defendants, is approximately U.S. $3.9 million, an amount we believe is fully recoverable from Sify’s insurer.

          We are party to additional legal actions arising in the ordinary course of business. Based on the available information, as at March 31, 2005, we believe that we have adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect on our company.

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

Price History

          Our ADSs commenced trading on the Nasdaq National Market on October 19, 1999. The tables below set forth, for the periods indicated, high and low trading prices for our ADSs:

Prior Fiscal Years

	High	Low
Fiscal year ended	$	$
March 31, 2001	256.00	11.76
March 31, 2002	17.60	2.88
March 31, 2003	6.44	0.88
March 31, 2004	9.25	3.75
March 31, 2005	8.62	3.82

Quarters of Prior Fiscal Years

	High	Low
Fiscal year ended March 31, 2004	$	$
First Quarter	7.70	3.75
Second Quarter	9.25	5.21
Third Quarter	7.27	4.31
Fourth Quarter	9.25	5.60

	High	Low
Fiscal year ended March 31, 2005	$	$
First Quarter	8.62	5.61
Second Quarter	6.23	3.82
Third Quarter	7.13	5.48
Fourth Quarter	6.10	4.34

Prior Six months

	Price range
	High	Low
Month	$	$
December 2004	6.96	5.95
January 2005	6.10	4.84
February 2005	5.10	4.66
March 2005	5.06	4.34
April 2005	4.22	3.91
May 2005	4.47	3.90

          The initial public offering of our ADSs was priced on October 18, 1999 at a price of $18.00 per ADS.

Item 10. Additional Information

Memorandum and Articles of Association

          Sify Limited was organized as a limited liability company under the laws of the Republic of India pursuant to the provisions of the Companies Act on December 12, 1995. Our authorized share capital is 37,500,000 shares, par value Rs.10 per share. As of June 8, 2005, 35,380,278 equity shares were issued and outstanding.

          The equity shares are our only class of share capital. Some of the share capital is represented by American Depository Receipts issued by our company in accordance with applicable laws and regulations. Our Articles of Association and the Companies Act permit us to issue classes of securities in addition to the equity shares. For the purposes of this annual report, “shareholder” means a shareholder who is registered as a member in the register of members of our company. The term shareholders and stockholders have the same meaning in this annual report since the Indian Companies Act only defines a shareholder.

          A total of 1.8 million equity shares are reserved for issuance under our Associate Stock Option Plan, or ASOP. As of March 31, 2005, we had outstanding an aggregate of 765,243 options (net of 863,742 options that have been forfeited by employees or have expired) under our ASOP with a weighted average exercise price equal to approximately Rs.177.63 ($4.02) per equity share. The unamortized deferred compensation related to these grants amounted to Rs.3.4 million as of March 31, 2005.

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

          In October 2002, we entered into an Investor Rights Agreement with Satyam Computer Services, SAIF and VentureTech providing for, among other things, a Board of Directors comprised of nine directors. Each of these shareholders is entitled to nominate two Members of our Board so long as it holds at least 10% of our outstanding share capital and one Member of our Board so long as it owns at least 5% of our outstanding share capital. In October 2004, Mr. Sandeep Reddy, a nominee of Venture Tech, was appointed as Chairman of our Board of Directors in the place of Mr. Srinivasa C. Raju. The Investor Rights Agreement also provides certain of the shareholders with consent rights in connection with specified corporate transactions.

     Dividends

          Under the Companies Act, unless our Board of Directors recommends the payment of a dividend, we may not declare a dividend. Similarly, under our Articles, although the shareholders may, at the annual general meeting, approve a dividend in an amount less than that recommended by the Board, they cannot increase the amount of the dividend. In India, dividends generally are declared as a percentage of the par value of a company’s equity shares. The dividend recommended by the Board, and thereafter approved by the shareholders in general meeting, if any, and subject to the limitations described above, is distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the approval by the shareholders at the annual general meeting. Pursuant to our Articles, our Board has discretion to declare and pay interim dividends without shareholder approval. With respect to equity shares issued during a particular fiscal year (including any equity shares underlying ADSs issued to the depositary), cash dividends declared and paid for such fiscal year generally will be prorated from the date of issuance to the end of such fiscal year.

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

     Preemptive Rights and Issue of Additional Shares

          The Companies Act gives shareholders the right to subscribe for new shares in proportion to their respective existing shareholdings unless otherwise determined by a special resolution passed by a general meeting of the shareholders. For approval, a special resolution must be approved by a number of votes, which is not less than three times the number of votes against the special resolution. At our 2000 Annual General Meeting, our shareholders approved a special resolution pursuant to which we may issue up to one million equity shares (equivalent to one million ADSs) in connection with acquisitions, 268,500 of which we issued in connection with our acquisition of IndiaWorld Communications, 551,180 of which we issued in connection with our acquisition of a 25% stake in CricInfo Limited and 113,798 of which we issued in connection with our acquisition of IndiaPlaza.com. At our 2001 Annual General Meeting, our shareholders approved a special resolution permitting us to issue up to four million additional equity shares in connection with acquisitions or capital raising transactions, and ADS holders are deemed to have waived their preemptive rights with respect to these shares. At our December 2002 Extraordinary General Meeting, our shareholders approved a special resolution permitting us to issue up to 12.5 million additional equity shares (equivalent to 12.5 million ADSs) in connection with the sale of equity shares to SAIF and VentureTech, and our ADS holders are deemed to have waived their preemptive rights with respect to these shares and our Board of Directors may approve the issuance of these shares without further action of our shareholders.

          Board of Directors

          In terms of the provisions of the Articles of Association of the Company and the Indian Companies Act, 1956:

(a)	no director of the company can vote on a proposal, arrangement or contract in which he is materially interested;

(b)	each of our directors is entitled to receive a sitting fee not exceeding Rs.2,000 for every Board and Committee meeting as well as all traveling and out-of-pocket expenses incurred in attending such meetings;

(c)	the directors of the company can not vote on a proposal in the absence of an independent quorum for compensation to themselves or their body;

(d)	the directors are empowered to borrow moneys through board meetings upto the prescribed limit and beyond that with the approval of the stockholders through a General Meeting;

(e)	retirement of directors are determined by rotation and not based on age limit; and

(f)	no director is required to hold any qualification shares.

          For additional information, please see “Item 6. Director, Senior Management and Employees - Board Composition,” “-Board Committees” and “-Director Compensation,” and “-Officer Compensation.”

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

     2005 Annual General Meeting

          Our Annual General Meeting for the fiscal year 2005 will be held at the registered office of our company, 2nd Floor, Tidel Park, 4 Canal Bank Road, Taramani, Chennai 600 113, India. The matters to be brought in front of our shareholders at this meeting shall be described in the Notice of the Ninth Annual General Meeting, which will be mailed to the shareholders and shall also be filed with the Commission on Form 6-K. Please see that filing for a description of the matters to be considered by our shareholders at the meeting. At the Annual General Meeting, each of the proposals shall be put up for approval by our shareholders.

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

     Limitations on the Rights to Own Securities

          The limitations on the rights to own securities of Indian companies, including the rights of non-resident or foreign shareholders to hold securities, are discussed in the section entitled “Risk Factors — Risks Related to the ADSs and Our Trading Market” in this Annual Report.

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

          Following the introduction of the Depositories Act, 1996, and the repeal of Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in some circumstances, the equity shares of a public company are freely transferable, subject only to the provisions of Section 111A of the Companies Act. Since we are a public company under Indian law, the provisions of Section 111A will apply to us. Our Articles currently contain provisions, that give our directors discretion to refuse to register a transfer of shares in some circumstances. According to our Articles, our directors are required to exercise this right in the best interests of our company. While our directors are not required to provide a reason for any such refusal in writing, they must give notice of the refusal to the transferee within two months after receipt of the application for registration of transfer by our company. In accordance with the provisions of Section 111A(2) of the Companies Act, our directors may exercise this discretion if they have sufficient cause to do so. If our directors refuse to register a transfer of shares, the shareholder wishing to transfer his, her or its shares may file a civil suit or an appeal with the Company Law Board, or CLB. Pursuant to Section 111A(3), if a transfer of shares contravenes any of the provisions of the Securities and Exchange Board of India Act, 1992 or the regulations issued thereunder or the Sick Industrial Companies (Special Provisions) Act, 1985 or any other Indian laws, the CLB may, on application made by the company, a depositary incorporated in India, an investor, the Securities and Exchange Board of India or other parties, direct the rectification of the register of records. The CLB may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its investigation into the alleged contravention. Notwithstanding such investigation, the rights of a shareholder to transfer the shares will not be restricted.

          Under the Companies Act, unless the shares of a company are held in a dematerialized form, a transfer of shares is effected by an instrument of transfer in the form prescribed by the Companies Act and the rules thereunder together with delivery of the share certificates. Our transfer agent is Citibank, N.A. — Mumbai branch.

     Audit and Annual Report

          At least 21 days before the annual general meeting of shareholders excluding the days of mailing and receipt, we must distribute to our shareholders a detailed version of our audited balance sheet and profit and loss account and the related reports of the Board and the auditors, together with a notice convening the annual general meeting. These materials are also generally made available at our corporate website, www.sifycorp.com. Under the Companies Act, we must file the balance sheet and annual profit and loss account presented to the shareholders within 30 days of the conclusion of the annual general meeting with the Registrar of Companies in Tamil Nadu, India, which is the state in which our registered office is located. We must also file an annual return containing a list of our shareholders and other information within 60 days of the conclusion of the meeting.

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

     Redemption of Equity Shares

          Under the Indian Companies Act, equity shares are not redeemable.

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

          Government of India policies permit a maximum level of foreign equity investment of 74% in Internet service providers having their own gateways. Our license was reissued in April 2002, allowing us a maximum level of foreign equity investment of 74% and also permitting us to provide Internet telephony, subject to the terms of operation as detailed in the license. We currently do not own any international gateways and are technically permitted to have a 100% foreign holding in our company, subject to Government regulations.

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

          In December 2004, the Government of India through DOT imposed new requirements on Internet Service Providers wishing to offer Virtual Private Network services. Consequently, we applied for permission to offer VPN services, and the DOT, Government of India issued a letter of intent to us on December 30, 2004 regarding amendment of our existing ISP license to include provision of VPN services. In January 2005, we paid a Rs.100 million one time entry fee and submitted a financial bank guarantee of Rs.10 million as required by the letter of intent. The one time entry fee of Rs.100 million is evenly amortized over the estimated 15-year life of the license.

          On January 11, 2005, we received provisional permission from the DOT, Government of India to offer VPN service in accordance with the new requirements. Final permission to offer VPN service shall be effective only after we sign the amendment to the license agreement. However the provisional permission does not carry any terms and conditions relating to the license.

          The Indian Department of Telecommunications, or DOT, also requires ISP licensees to pay an annual fee of 8% of the adjusted gross revenues generated under the ISP license. To date, the DOT has not issued any guidelines or procedures for implementing this decision. However, it is our understanding that the license fee provisions will become effective only after amendments to the license. The Internet Service Provider Association of India, or ISPAI, had filed an appeal against this license with the Telecom Disputes Settlement and Arbitration Tribunal, or TDSAT. TDSAT directed GOI to consult with TRAI before finalizing the license conditions.

          We have reserved Rs.5.6 million towards the annual license fee for the period January 11, 2005 through March 31, 2005, which was computed on the basis of 8% of the revenue we earned by providing VPN services. The exact amount of the annual license fee may vary significantly from the reserve depending on the conditions to the final license agreement to be imposed by the DOT.

     Sponsored ADR Program

          On November 10, 2004, we entered into an agreement with Satyam Computer Services, SAIF and Venture Tech in which we agreed, in part, to facilitate the conversion of our outstanding Indian equity shares into ADSs and to register the ADSs for resale under the U.S. federal securities laws. Pursuant to this agreement, Satyam Computer Services, SAIF, Venture Tech and other holders of our equity shares may dispose of some or all of their equity shares in one or more transactions under the registration statement on Form F-3, filed by us on December 7, 2004, or additional registration statements that we may file in the future.

     Investor Rights Agreement

          Our company, Satyam Computer Services, SAIF and VentureTech are parties to an Investor Rights Agreement dated October 7, 2002. The Investor Rights Agreement provides for, among other things, a Board of Directors comprised of nine directors. Each of these shareholders is entitled to nominate two Members of our Board so long as it holds at least 10% of our outstanding share capital and one Member of our Board so long as it owns at least 5% of our outstanding share capital. In October 2004, Mr. Sandeep Reddy, a nominee of Venture Tech, was appointed as Chairman of our Board of Directors in the place of Mr. Srinivasa C. Raju. The Investor Rights Agreement provides certain of the shareholders with consent rights in connection with specified corporate transactions.

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

     ADR Guidelines

          Shares of Indian companies represented by ADSs, subject to sectoral limits and the guidelines issued thereunder, are no longer required to be approved for issuance to foreign investors by the either Ministry of Finance or the Reserve Bank of India under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993, as modified from time to time, notified by the Government of India. This change was effected through the guidelines for ADR and GDR issues by Indian companies issued by the Ministry of Finance on January 19, 2000 and a notification issued by the Reserve Bank of India. Hence, we do not require the approval of the Ministry of Finance and the Reserve Bank of India under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993. However, we will be required to furnish full particulars of the issue, including the underlying equity shares representing the ADRs, to the Ministry of Finance and the Reserve Bank of India within 30 days of the completion of an offering.

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

          Notwithstanding the foregoing, Government of India policies permit a maximum level of foreign equity investment of 74% in Internet service providers having their own gateways. Our license was reissued in April 2002, allowing us a maximum level of foreign equity investment of 74% and also permitting us to provide Internet telephony, subject to the terms of operation as detailed in the license. We currently do not own any international gateways and are technically permitted to have 100% foreign holding in our company, subject to Government regulations.

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

          Fringe Benefit Tax: The Finance Minister of India has recently introduced a fringe benefits tax that will be levied on employers. Under this fringe benefits tax, employers will be required to pay a tax of 30% exclusive of applicable surcharge and cess on the taxable value of the fringe benefits or privileges that are provided or deemed to be provided to employees on a collective, rather than individual, basis. We are assessing the impact of this tax on our company.

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

          Service Tax. Brokerage or commissions paid to stockbrokers in connection with the sale or purchase of shares is subject to a service tax of 10.2%.

Income Tax Matters

          As of March 31, 2005, we had a business loss carry forward of approximately Rs.4,475 million ($102.6 million) for financial reporting purposes. Under Indian law, loss carry forwards from a particular year may be used to offset taxable income over the next eight years.

          The statutory corporate income tax rate and the surcharge thereon are subject to change in line with the changes announced in the Union Budget each year. For the fiscal ended 2005, the rate of corporate income tax was 35% plus a surcharge of 2.5% and 2% education cess thereon, resulting in an effective tax rate of 36.6%. For fiscal year 2006, the corporate income tax rate has been reduced to 30%, subject to a surcharge of 10% and education cess of 2%, resulting in an effective tax rate of 33.7%. We cannot assure you that the current income tax rate will remain unchanged in the future. We also cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be levied by the Government of India. Until April 1, 2002, dividends declared, distributed or paid by an Indian corporation were subject to a dividend tax of 10.2%, including the applicable surcharge for fiscal 2002, of the total amount of the dividend declared, distributed or paid. This tax is not paid by shareholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation before distribution of a dividend. Effective April 1, 2002, Indian companies were no longer to be taxed on declared dividends. The Finance Act, 2003 proposed that after April 1, 2003, dividend income will be exempt from tax for shareholders and that domestic companies will be liable to pay a dividend distribution tax at the rate of 12.5% plus a surcharge at the time of the distribution.

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

          Dividends. Subject to special rules discussed below governing passive foreign investment companies, distributions of cash or property (other than equity shares, if any, that are distributed pro rata to all shareholders of our company, including holders of ADSs, and also meet certain conditions) with respect to equity shares will be includible in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally will be the date of receipt by the depositary, to the extent such distributions are made from the current or accumulated earnings and profits of our company as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by our company exceeds our company’s current and accumulated earnings and profits, it will be treated first as a tax-free return of the U.S. holder’s tax basis in the equity shares or ADSs and thereafter as capital gain. With respect to non-corporate taxpayers for taxable years beginning before January 1, 2009, dividends may be taxed at the lower applicable capital gains rate provided that (1) ADSs or equity shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met.

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

          We also face market risk relating to foreign exchange rate fluctuations, principally relating to the fluctuation of U.S. dollar to Indian rupee exchange rate. Our foreign exchange risk principally arises from accounts payable to overseas vendors. This risk is partially mitigated as we hold balances in foreign currency with overseas banks. Our foreign exchange gain/(loss) was Rs.162 million, Rs.44.5 million, Rs.0.02 million, Rs.(52.1) million and Rs.2.6 million for fiscal years 2001, 2002, 2003, 2004 and 2005, respectively.

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

Item 15. Controls and procedures

Evaluation of disclosure controls and procedures

          We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, to allow timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and, in reaching a reasonable level of assurance, management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Also, we have investments in certain unconsolidated entities. As we do not control or manage these entities, our disclosure controls and procedures with respect to such entities are necessarily substantially more limited than those we maintain with respect to our consolidated subsidiaries.

          We have carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer, Chief Financial Officer and other management, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of March 31, 2005, the end of the period covered by this Annual Report.

Changes in internal controls

     There were no changes in our internal controls over financial reporting that occurred during the fiscal year ended March 31, 2005, the period covered by this Annual Report on Form 20-F, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee financial expert

          As of March 31, 2005, no member of our audit committee met the requirements to be an audit committee financial expert under the SEC’s definition. Presently, our company is not yet subject to the new heightened corporate governance requirements to be imposed by Nasdaq on foreign private issuers, such as Sify, commencing on July 31, 2005. We intend to comply with these rules and designate a director who will serve as the audit committee financial expert no later than the effective date of the new Nasdaq rules.

Item 16B. Code of Ethics

          The Company has adopted a Code of Conduct and Conflict of Interest Policy that is applicable to all officers, directors and employees. The text of the policy is filed as an Exhibit under Item 19 to this Annual Report. This policy is available on our website, www.sifycorp.com.

Item 16C. Principal Accountant Fees and Services

          The following table sets forth for the fiscal years indicated the fees paid to our principal accountant and its associated entities for various services provided us in these periods.

Type of Service	Fiscal year ended
	MARCH 31, 2004	MARCH 31, 2005
(a) Audit Fees	Rs.8.0 million	Rs.7.4 million

(b) Audit Related Fees	Nil	Nil

(c) Tax Fees	Nil	Nil

(d) All Other Fees	Rs.0.1 million	Nil

          Fees include out of pocket expenses and applicable taxes. “All other fees” accounts for a fee associated with the issuance of a statutorily mandated certificate.

          We changed our US GAAP auditors from KPMG, an Indian partnership (“KPMG, India”), to KPMG, LLP, a UK limited liability partnership (“KPMG, UK”), for the fiscal year ended March 31, 2004 at the request of KPMG, India. As contemplated and disclosed in the Form 6-K we filed on June 24, 2004, the appointment of KPMG, UK as our US GAAP auditors was expected to be transitory with the re-appointment of KPMG, India as our US GAAP auditors anticipated upon completion of KPMG, India’s registration with the U.S. Public Company Accounting Oversight Board (the “PCAOB”).

          KPMG, India has notified us of its registration with the PCAOB. The appointment of KPMG, India as our US GAAP auditors for the fiscal year ended March 31, 2005 has been approved by our audit committee.

          We report financial results in accordance with both US GAAP and Indian GAAP. Under the rules promulgated by the US Securities and Exchange Commission (the “SEC”), the change from KPMG, UK to KPMG, India for fiscal year ended March 31, 2005 constitutes a change in the registrant’s certifying accountants.

          The reports of KPMG, UK on our financial statements for each of the fiscal years ended March 31, 2003 and 2004 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

          During the fiscal years ended March 31, 2003 and 2004 and through the date of change of auditors, there were no disagreements with KPMG, UK on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of KPMG, UK, would have caused them to make reference to the subject matter in connection with their reports on the Company’s financial statements for such years. There were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

          Our Audit Committee requires pre-approval of all audit and permissible non-audit services to be performed for the company by its independent auditors, subject to the de-minimus exception for non-audit services described in Section 10A(i)(1)(B) of the Securities Exchange act of 1934.

Item 16D. Exemptions from the Listing Standards for Audit Committees

          Not applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

          None.

PART III

Item 17. Financial Statements

          Not applicable.

Item 18. Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Sify Limited

We have audited the accompanying consolidated balance sheets of Sify Limited (formerly known as Satyam Infoway Limited) and subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows, for each of the years in the three-year period ended March 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sify Limited and subsidiaries as of March 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2005, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended March 31, 2005 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Indian Rupees have been translated into dollars on the basis set forth in Note 2 of the notes to the consolidated financial statements.

KPMG
India

April 19, 2005

SIFY LIMITED (formerly known as Satyam Infoway Limited) AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and as otherwise stated)

	As at March 31,		As at March 31,
	2004		2005
ASSETS
Current assets:
Cash and cash equivalents	Rs.	1,325,803	Rs.	1,323,912	$30,351
Cash restricted		101,587		24,904	571
Accounts receivable		493,980		615,286	14,106
Due from employees		—		2,063	47
Due from related parties		13,030		33,524	769
Inventories		20,759		29,194	669
Prepaid expenses		106,957		87,162	1,998
Net investment in leases		—		9,430	216
Other current assets		123,571		140,285	3,216

Total current assets		2,185,687		2,265,760	51,943
Cash restricted		10,146		7,336	168
Net investment in leases		—		19,735	453
Property, plant and equipment-net		1,249,798		1,270,621	29,129
Goodwill and other intangible assets		125,622		171,732	3,937
Investments in affiliated companies		140,508		192,357	4,410
Other assets		87,312		93,241	2,138

Total assets	Rs.	3,799,073	Rs.	4,020,782	$92,178

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current installments of capital lease obligations		5,851		6,089	140
Trade accounts payable		220,322		454,466	10,419
Accrued liabilities		317,228		393,727	9,026
Deferred revenue		341,953		409,244	9,382
Due to employees		326		2,326	53
Advances from customers		83,670		69,429	1,592
Other current liabilities		56,182		117,876	2,702

Total current liabilities		1,025,532		1,453,157	33,314
Capital lease obligations, excluding current installments		5,151		3,814	87
Other liabilities		51,127		63,627	1,459

Total liabilities		1,081,810		1,520,598	34,860

Minority interest		1,595		1,595	37

Stockholders’ equity

Common stock, Rs.10 par value: 37,500,000 equity shares authorized; Issued and outstanding: 34,900,993 shares as of March 31, 2004 and 35,380,278 shares as of March 31, 2005		349,010		353,803	8,111
Additional paid-in capital		14,490,037		14,563,734	333,877
Deferred compensation - employee stock offer plan		(14,326)		(3,416)	(78)
Accumulated deficit		(12,109,053)		(12,415,532)	(284,629)

Total stockholders’ equity		2,715,668		2,498,589	57,281

Total liabilities and stockholders’ equity	Rs.	3,799,073	Rs.	4,020,782	$92,178

(See accompanying notes to consolidated financial statements)

SIFY LIMITED (formerly known as Satyam Infoway Limited) AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share data and as otherwise stated)

	Year ended March 31,
	2003		2004		2005		2005
Revenues	Rs.	1,959,855	Rs.	2,751,623	Rs.	3,554,237	$81,482
Revenue from related parties		34,345		49,561		59,220	1,357

Total Revenue		1,994,200		2,801,184		3,613,457	82,839

Cost of revenues		1,264,101		1,476,714		2,023,942	46,400
Selling, general and administrative expenses		1,090,935		1,208,884		1,418,757	32,525
Provision for doubtful receivables and advances		156,233		76,487		57,579	1,320
Impairment of assets		246,999		22,551		—	—
Depreciation		474,261		481,810		502,897	11,529
Amortisation of intangible assets		69,907		50,224		53,890	1,235
Amortisation of deferred stock compensation expense		57,729		27,946		10,639	244
Foreign exchange (gain)/loss		18		52,148		(2,595)	(59)

Total operating expenses		3,360,183		3,396,764		4,065,109	93,194

Operating loss		(1,365,983)		(595,580)		(451,652)	(10,355)
Other income, net		52,948		144,147		93,324	2,140

Loss before taxes, equity in losses of affiliates and minority interest		(1,313,035)		(451,433)		(358,328)	(8,215)

Equity in (losses)/profits of affiliates		(50,689)		17,083		50,752	1,164
Gain on sale of investment in affiliates		24,628		63,059		—	—
Minority interest		12,564		79		—	—

Losses before income taxes		(1,326,532)		(371,212)		(307,576)	(7,051)
Taxes		(2,856)		(72)		—	—

Net loss	Rs.	(1,329,388)	Rs.	(371,284)	Rs.	(307,576)	$(7,051)

Net loss per share		(51.15)		(10.76)		(8.75)	(0.20)

Weighted equity shares used in computing loss per equity share		25,988,095		34,519,545		35,156,120	35,156,120

(See accompanying notes to consolidated financial statements)

SIFY LIMITED (formerly known as Satyam Infoway Limited) AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share data and as otherwise stated)

	Year ended March 31,
	2003		2004		2005		2005
Net loss	Rs.	(1,329,388)	Rs.	(371,284)	Rs.	(307,576)	$(7,051)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation, impairment and amortization of intangible assets and deferred stock compensation		854,182		582,531		567,426	13,008
Equity in losses/(profits) of affiliates		26,061		(17,083)		(50,752)	(1,164)
Gain on sale of investments		(1,495)		(98,948)		(15,710)	(360)
Loss/(gain) on sale of property, plant and equipment		2,552		(1,990)		2,757	63
Provision for doubtful receivables and advances		156,233		76,487		57,579	1,320
Minority interest		(12,564)		(79)		—	—
Translation (gain)/loss on cash and cash equivalents		7,345		47,063		(1,479)	(34)
Others		6,481		5,089		(3,586)	(82)
Changes in assets and liabilities:
Accounts receivable		(65,793)		(223,074)		(178,885)	(4,101)
Due from employees		62,552		4,870		4,250	97
Due from related parties		(7,879)		2,986		(20,494)	(470)
Inventories		(11,265)		17,805		(4,849)	(111)
Prepaid expenses		(10,030)		17,828		19,795	454
Other assets		(24,962)		43,034		(26,246)	(602)
Net investment in sales-type leases		—		—		(29,165)	(669)
Trade accounts payable and accrued liabilities		(78,836)		120,621		310,643	7,122
Deferred revenue		144,778		52,656		67,291	1,543
Advances from customers		10,851		57,499		(14,241)	(326)
Other liabilities		32,904		(42,026)		74,194	1,701

Net cash provided by/(used in) operating activities	Rs.	(238,273)	Rs.	273,985	Rs.	450,952	$10,338

Cash flows from investing activities:
Expenditure on property, plant and equipment		(284,346)		(342,584)		(533,197)	(12,224)
Proceeds from sale of property, plant and equipment		12,055		12,955		15,200	349
Expenditure on intangible assets		(16,891)		(2,331)		(100,000)	(2,293)
Expenditure on investment in affiliates		29,162		56,737		—	—
Expenditure on acquisition of minority interest		—		(940)		—	—
Net movement in cash - restricted		(22,233)		62,889		79,493	1,823
Purchase consideration for acquisition, net of cash		—		(32,755)		—	—
Proceeds from sale of investments		8,579		257,356		15,000	344

Net cash provided by/(used in) investing activities	Rs.	(273,674)	Rs.	11,327	Rs.	(523,504)	$(12,001)

Cash flows from financing activities:
Acquisition related debt		—		30,355		—	—
Principal payments under capital lease obligations		(1,695)		(7,317)		(9,579)	(220)
Net proceeds from issuance of common stock		760,472		166,920		78,761	1,806

Net cash provided by financing activities	Rs.	758,777	Rs.	189,958	Rs.	69,182	$1,586

Effect of exchange rate changes on cash and cash equivalents		(7,345)		(47,063)		1,479	34

Net increase/(decrease) in cash and cash equivalents		239,485		428,207		(1,891)	(43)
Cash and cash equivalents at the beginning of the period		658,111		897,596		1,325,803	30,394

Cash and cash equivalents at the end of the period	Rs.	897,596	Rs.	1,325,803	Rs.	1,323,912	$30,351

Supplementary Information
Cash paid towards interest		795		2,126		832	19
Cash paid towards taxes		20,048		(29,468)		12,698	291
Additions to property, plant and equipment represented by capital lease obligations		3,251		9,737		7,272	167

(See accompanying notes to consolidated financial statements)

SIFY LIMITED (formerly known as Satyam Infoway Limited) AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share data and as stated otherwise)

	Common Stock		Additional paid In	Comprehensive	Accumulated	Deferred	Accumulated	Total Stockholders’
			capital	income	other	compensation –	deficit	equity
					Comprehensive	employee stock
	Shares	Par Value			Income	Offer plan
Balance as of March 31, 2002	23,202,176	Rs.232,022	Rs.13,649,325		(Rs.3,891)	Rs.(74,961)	Rs.(10,408,381)	Rs.3,394,114

Issue of common stock	9,593,024	95,930	664,542					760,472

Compensation related to stock option grants			86			(86)

Amortization of compensation related to stock option grants			12,789			50,208		62,997

Comprehensive income
Net loss				(1,329,388)			(1,329,388)	(1,329,388)
Other comprehensive income
Unrealized loss on investments, net of nil tax				(1,253)	(1,253)			(1,253)
Foreign exchange translation adjustment				1,754	1,754			1,754
Comprehensive income				(1,328,887)

Balance as of March 31, 2003	32,795,200	327,952	14,326,742		(3,390)	(24,839)	(11,737,769)	2,888,696

Issue of common stock	2,105,793	21,058	145,862					166,920
Compensation related to stock option grants			21,497			(21,497)
Amortization of compensation related to stock option grants			(4,064)			32,010		27,946
Comprehensive income
Net loss				(371,284)			(371,284)	(371,284)
Other comprehensive income
Unrealized loss on investment, net of nil tax				2,129	2,129			2,129
Foreign exchange translation adjustment				1,261	1,261			1,261

Comprehensive income				(367,894)

Balance as of March 31, 2004	34,900,993	349,010	14,490,037		—	(14,326)	(12,109,053)	2,715,668

Issue of common stock	479,285	4,793	73,968					78,761
Compensation related to stock option grants			2,287			(2,287)
Amortization of compensation related to stock option grants			(2,558)			13,197		10,639
Comprehensive income
Net loss				(307,576)			(307,576)	(307,576)
Other comprehensive income
SAB 51 gain							1,097	1,097
Comprehensive income				(307,576)

Balance as of March 31, 2005	35,380,278	353,803	14,563,734		—	(3,416)	(12,415,532)	2,498,589
				(7,026)

Balance as of March 31, 2005 (in U.S.$)	35,380,278	8,111	333,877		—	(78)	(284,629)	57,281

(See accompanying notes to consolidated financial statements)

SIFY LIMITED (formerly known as Satyam Infoway Limited) and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data and as as stated otherwise)

1.	Description of business

Sify Limited (Sify) together with its subsidiaries (the Company) and its affiliates is engaged in providing various services, such as Corporate Network and Data Services, Internet Access Services, Online Portal and Content Offerings.

2.	Summary of significant accounting policies

Basis of preparation of financials statements

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP) in Indian Rupees (Rs.), the national currency of India. Solely for the convenience of the reader, the financial statements as of and for the year ended March 31, 2005 have been translated into United States dollars at the noon buying rate in New York City on March 31, 2005 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of U.S. $1 = Rs.43.62. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or at any other rate on March 31, 2005 or at any other date.

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

Investments in affiliates

The Company accounts for investments between 20% and 50% or where it would be otherwise able to exercise significant influence over the operating and financial policies of the investees under the equity method. Prior to the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), the excess of cost of the stock of those affiliates over the Company’s share of their net assets at the acquisition date was recognized as goodwill and was being amortized on a straight-line basis over 5 years. However, such goodwill was completely written-off prior to the adoption of the SFAS No. 142. Subsequent to the adoption of SFAS No. 142, the Company will not amortize any goodwill recognized from an investment in an affiliate, if any. The Company would recognize a loss when there is a loss in value in the equity method investment, which is other than a temporary decline.

Cash, cash equivalents and short-term investments

The Company considers all highly liquid investments with remaining maturities, at the date of purchase/investment, of three months or less to be cash equivalents. Cash and cash equivalents currently consist of cash and cash on deposit with banks, which are unrestricted as to its use.

Revenue recognition

The operating segments of the Company are:

•	Corporate network/data services, which provides private network services, messaging services and web hosting to businesses;

•	Internet access services;

•	Online portal services and content offerings; and

•	Other services such as development of content for e-learning.

These segments recognize revenues on the following basis:

Corporate network/data services

Corporate network service revenues primarily include connectivity services and, to a lesser extent, the revenues from the sale of hardware and software purchased from third party vendors, installation of the link, and other ancillary services such as e-mail, fax and domain registration. Generally, these elements are sold as a package consisting of all or some of the elements. These multiple element arrangements are recognized as separable elements because each element constitutes a separate earnings process, each element has a fair value that is reliable, verifiable and objectively determinable, and the undelivered element is not essential to functionality of the delivered elements. In this arrangement involving delivery of multiple elements, in accordance with EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21), the units of accounting are determined based on whether the delivered items have a value to the customer on a stand alone basis, whether there is objective and reliable evidence of fair value of the undelivered elements and if the arrangement includes a general right of return relative to the delivered item, whether delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Company. The arrangement consideration is allocated to the units of accounting based on their fair values. Revenue on delivered items is recognized when the revenue recognition criteria applicable to that unit of accounting are met.

The Company provides connectivity for a fixed period of time at a fixed rate regardless of usage. Connectivity is the last element that is provided in the case of a bundled contract. The connectivity charges are the same when sold alone or as part of a package. The revenue attributable to connectivity services is recognized ratably over the period of the contract. The hardware and software are standard products that are being freely traded in and purchased from the market, have standard specifications and are not otherwise customized for the specific needs of a customer. The software sold by the Company is off-the-shelf software, such as antivirus utilities and firewalls. The fair value for the hardware and software is available from the market. The revenue attributable to hardware/software is recognized on delivery. Installation consists of commissioning of the last mile connectivity to the customer premises either through the Company’s wireless mode of broadband delivery or through the carrier exchange (primarily Bharat Sanchar Nigam Limited, or BSNL, a Government of India entity). However, once commissioned this last mile connectivity can be used by the customer to access any other service provider. The installation normally takes 4-6 weeks. When the customer has such last mile connectivity, the Company does not charge any installation fee. The revenue attributable to the installation of the link is recognized on completion of the installation work. Revenue from ancillary services such as e-mail, fax and domain registration are recognized over the period such facilities are provided. All revenues are shown exclusive of sales tax and service tax and net of applicable discounts and allowances.

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

Internet access services

Dial-up Internet access is sold to customers either for a specified number of hours or for an unlimited usage within a specified period of time. Customers purchase a CD that allows them to access the Internet. The amounts received from customers on the sale of these CDs are not refundable. Sify recognizes revenue from sale of CDs based on usage by the customer. At the end of the specified period, the remaining unutilized hours, if any, are recognized as revenue. Revenue from unlimited Internet access and electronic mail access is recognized ratably over the specified period.

Public Internet access is provided to customers through a chain of franchisee operated cybercafé outlets and, to a lesser extent, Sify-owned cybercafés. Sify enters into an arrangement with franchisees that provides for the payment of an initial non-refundable franchisee fee in consideration for establishing the franchisee relationship and providing certain initial services.

These initial services consist of a number of activities, including installing the broadband receiver equipment at the cybercafé and “connecting” it to one of Sify’s broadcasting towers, obtaining regulatory approvals for clearance of the site for wireless transmission at the allotted frequency range and other ancillary services.

Initial franchisee fee revenue is recognized at the time of commencement of operations by the franchisee, in accordance with SFAS No. 45, Accounting for Franchisee Fee Revenue, because Sify believes that substantial performance for which these non-refundable payments are received is completed at the time of commencement of operations and no uncertainty exists with regard to the collection of such fees. The amount of initial franchise fee revenue recognized during the years ended March 31, 2004 and March 31, 2005 were Rs.102.14 million and Rs.107.96 million, respectively.

As of March 31, 2005, Sify owned 34 of the 2,471 cybercafés. Internet access revenue is recognized based on usage by the customer.

Online portal services

The Company enters into contracts with customers to serve advertisements in the portal and the Company is paid on the basis of impressions, click-throughs or leads and in each case the revenue is recognized based on actual impressions/click-throughs/leads delivered. There are no performance obligations or minimum guarantees. Revenues from electronic commerce transactions are recognized when the transactions are completed.

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

Goodwill and intangible assets

The Company adopted the provisions of SFAS No. 141, Business Combinations (SFAS No. 141), initiated after June 30, 2001, which requires that all business combinations be accounted for under the purchase method.

The Company adopted the provisions of SFAS No. 142 effective April 1, 2002. Under SFAS No. 142, the Company no longer amortizes goodwill or indefinite-lived intangible assets. The Company has assessed the remaining useful lives of identified intangibles with definite useful lives and provides for amortization over the determined useful life of the asset. Goodwill carried in the book is tested for impairment periodically and diminution in value, if any, is provided for through a charge in the statement of operations. The Company does not have any intangible assets with indefinite useful lives.

The Company assesses the recoverability of goodwill by reference to the valuation methodology on the acquisition date. Accordingly, the Company considers goodwill to be impaired when, in conjunction with its valuation methodology, its expectations with respect to the acquisitions deteriorate coupled with adverse market conditions. The Company would make such assessment, to the extent appropriate, at the enterprise level by comparing its market capitalization to the carrying value of goodwill.

Prior to the adoption of SFAS No. 142, the Company recorded intangible assets at cost or fair value and amortized such assets on a straight-line basis over the economic lives of the respective assets. Goodwill was amortized on a straight-line basis over 5 years.

Foreign currency translations

The functional and reporting currency of the Company is the Indian Rupee, except that of the United States subsidiary whose functional currency is the U.S. Dollar. The translation of the U.S. Dollar into Indian Rupee is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue and expense accounts using a monthly simple average exchange rate for the respective periods. The gains or losses resulting from such translation are reported in other comprehensive income, a separate component of shareholders’ equity.

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

Earnings per share

In accordance with SFAS No. 128, Earnings per Share, basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Disclosure of diluted earnings per share is not applicable as the potential equity shares are anti-dilutive. The Company’s outstanding shares includes shares held with a depositary to represent equity shares underlying the Company’s ADSs. Effective September 24, 2002, one ADS represented one equity share.

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

Advertising costs

Advertising costs incurred during the year have been expensed. The total amount of advertising costs expensed was, Rs.29,329, Rs.40,009 and Rs.42,391 for the years ended March 31, 2003, 2004 and 2005, respectively.

Retirement benefits to employees

Provident fund

In accordance with Indian law, all employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and employer make monthly contributions to the plan, each equal to a specified percentage of employee’s basic salary. The Company has no further obligations under the plan beyond its monthly contributions.

Gratuity

The Company provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering all employees. The Gratuity Plan commenced on April 1, 1997. The plan provides a lump sum payment to vested employees at retirement or termination of employment of an amount based on the respective employee’s salary and the years of employment with the Company. The Company provides the gratuity benefit through annual contributions to a fund managed by the Life Insurance Corporation of India (LIC). Under this scheme, the settlement obligation remains with the Company, although the LIC administers the scheme and determines the contribution premium required to be paid by the Company. The Gratuity Plan is accounted for in accordance with SFAS No. 87, Employers’ Accounting for Pensions.

Stock-based compensation

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123 established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123 as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure.

The Company has adopted pro forma disclosure provisions of SFAS No. 123 and SFAS No. 148. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based employee compensation.

		Year ended March 31,
		2003		2004		2005

Net Loss – As reported	Rs.	(1,329,388)	Rs.	(371,284)	Rs.	(307,576)
Add: Stock based compensation expense included in reported net loss		57,729		27,946		10,639
Less: Total stock based employee compensation expense determined under fair value based method for all awards		181,600		65,461		55,025
Pro forma net loss		(1,453,259)		(408,799)		(351,962)
Loss Per Share:
Basic and Diluted – as reported		(51.15)		(10.76)		(8.75)
Basic and Diluted – pro forma		(55.92)		(11.84)		(10.01)

The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Year ended March 31,
	2003	2004	2005

Dividend yield	—	—	—
Expected volatility	105%	131% to 157.3%	103.4% to 116.6%
Risk-free interest rate	6%	4.5-5.25%	7.50%
Expected term	12-36 months	12-36 months	12-36 months

Impairment of long-lived assets and long-lived assets to be disposed of

The Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, effective April 1, 2002. Long-lived assets, including amortizable intangibles, are tested for impairment if impairment triggers occur. If an assessment indicates impairment, the impaired asset is written down to its fair market value based on the best information available. Estimated fair market value is generally measured using discounted estimated cash flows.

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

Recent Accounting Pronouncements

SFAS No. 123(R)

Recently, the Financial Accounting Standards Board issued FASB Statement No. 123 (revised 2004), Share Based Payment (SFAS No. 123R), requiring companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. Currently, the Company does not deduct the expense of employee stock option grants from its income statement based on the fair value method as the Company had adopted the pro forma disclosure provisions of SFAS No. 123. The Company is required to adopt SFAS No. 123R on April 1, 2006. The unamortized stock compensation expense as of March 31, 2005, determined under the fair value method is approximately Rs. 8,680 ($199). The Company is evaluating the impact of the standard on the existing grants of employee stock options and future grants, if any.

Reclassifications

Certain prior-years’ amounts have been reclassified to conform to the current year’s presentation.

3.	Business acquisitions

Sify Network Private Limited ( formerly known as E Alcatraz Consulting Private Limited)

The Company acquired the business of Sify Network Private Limited for cash on March 1, 2004. As a result of this acquisition, the Company offers value-added consulting services, such as security risk assessment, security policy and procedure consulting and managed security services, which provide end-to-end security solutions to the Company’s corporate clients. During the fiscal year ended March 31, 2005, the total purchase price has been allocated to the acquired assets and assumed liabilities as follows:

Purchase price	Rs.32,630

Direct transaction costs	125

32,755

Allocated to:

Net current assets	2,909

Tangible assets	762

Intangible assets relating to customer relationship	29,084

Rs.32,755

The Company has considered the provisions of SFAS No. 141 and relevant interpretive guidance for allocation of the purchase price and has estimated the fair value of the customer contracts, and customer relationship at Rs.29,084 with a weighted average useful life of five years.

4.	Investments

In June 2003, Sify International Inc., a subsidiary of the Company, sold its U.S. based portal business operating under the name Indiaplaza.com along with all assets and liabilities. The net assets were sold at a profit of Rs.3,725 after adjusting the translation losses accumulated in Other Comprehensive Income. As the sale agreement includes a commitment to deliver click-throughs for the site sold for value to be received, the sale does not meet the definition of a discontinued business under SFAS No. 144.

In June 2003, the Company sold its stake in the joint venture Sify Baron Net devices Limited for Rs.100. The carrying value of the assets was Nil.

In July 2003, the Company sold its stake in Dr Reddy’s Bio-Sciences Limited (formerly known as “Satyam Institute of E-Business Limited”) for a consideration of Rs.277,462. The Company received Rs.250,000 during the year ended March 31, 2004 and the balance amount has been withheld by the buyer against a dispute on the land held by the former subsidiary. After deferring Rs.18,000, the Company recognized a gain of Rs.76,065 on the sale of its investment. During the year ended March 31, 2005, the company received Rs.150,000 from the buyer upon vacation of an injuction filed by the aggrieved party and the company recognized the balance gain of Rs.15,710, net of expenses.

During the year ended March 31, 2004, the Company purchased the remaining shareholding in Sify Plastics Commerce Limited. No goodwill/intangibles arose on account of this transaction.

5.	Cash and cash equivalents

Cash and cash equivalents as on March 31, 2005 amounted to Rs.1,323,912 (Rs.1,325,803 as on March 31, 2004). This excludes cash-restricted included in current assets of Rs.24,904 (Rs.101,587 as on March 31, 2004) and cash-restricted included in non-current assets of Rs.7,336 (Rs.10,146 as on March 31, 2004), representing deposits held under lien against bank guarantees given by the Company towards future performance obligations and letters of credit given to suppliers of the Company against purchase obligations.

Cash Restricted – Current

	Years ended March 31,
	2004	2005
Letter of Credit	Rs. 25,336	Rs. 12,409

Against future performance obligation	76,251	12,495

	Rs.101,587	Rs.24,904

Cash Restricted – Non current

	Years ended March 31,
	2004	2005
Against future performance obligation	Rs.10,146	Rs.7,336

	Rs.10,146	Rs.7,336

The fair values of cash and cash equivalents approximate their carrying values.

6.	Accounts receivable

Accounts receivable as of March 31, 2004 and 2005 are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts based on age of the accounts. Accounts receivable are not collateralised.

Accounts receivables consist of:

	Years ended March 31,
	2004	2005

	Rs.	Rs.
Due from customers	546,513	724,663
Less: Allowance for doubtful debts	52,533	109,377

Balance at the end of the year	493,980	615,286

The activity in the allowance for doubtful accounts receivable is given below:

	Years ended March 31,
	2004	2005

	Rs.	Rs.
Balance at the beginning of the year	165,879	52,533

Add : Additional provision	76,487	57,579

Less : Bad debts written off	189,833	735

Balance at the end of the year	52,533	109,377

7.	Inventories

Inventories consist of:

	As at March 31,
	2004	2005

	Rs.	Rs.

CDs	501	213
Communication hardware	17,646	26,600
Application software	1,169	1,696
Others	1,443	685

	20,759	29,194

8.	Sales-Type Leases

The Company’s leasing arrangement consist of leasing various types of routers, modems and other equipment for establishing virtual private networks and providing bandwidth to its customers in its corporate connectivity business. The leases are classified as sales-type leases and expire after a period of three years.

The following lists the components of the net investment in sales-type leases as of March 31, 2005:

Minimum lease payments receivable	Rs.31,930
Less: Unearned income	Rs. 2,765
Net investment in sales-type leases	Rs.29,165

The minimum lease payments for each of the fiscal years are as follows:

For the year ending
March 31,
2006	Rs.10,971
2007	10,971
2008	9,988

The Company’s leasing operations include sales-type leases with Satyam Computer Services Limited, a related party, for leasing networking equipment over a period of 3 years with an annual minimum lease payment of Rs.300.

9.	Other current assets

Other current assets consist of:

	As at March 31,
	2004	2005

	Rs.	Rs.

Vendor advances and deposits	34,442	40,898
Advances for expenses	15,595	26,040
Accrued income	2,028	2,284
Interest earned but not due	24,061	12,491
Tax deposits	45,875	58,572
Others	1,570	—

	123,571	140,285

Vendor advances and deposits is net of a provision of Rs.439 and Rs.Nil for non-recoverability for the years ended March 31, 2004 and 2005, respectively. This provision is included in provision for doubtful receivables in the statement of operations.

Tax deposits represent taxes deducted at source by the customer and paid to the Government, which is refundable to the Company.

10.	Investments in affiliates

Refco-Sify Securities India Private Limited

The Company was holding 40% of the outstanding equity share capital of Refco-Sify Securities India Private Limited (Refco-Sify). During the year ended March 31, 2005, Refco-Sify had a rights issue, in which the Company chose not to participate. As a result, the Company’s equity ownership in Refco-Sify has been reduced from 40% to 30%. In accordance with the Company’s accounting policy, the Company accounted the difference in the carrying value of its investment and its share of the book value of net assets as gain through stockholders’ equity in accordance with Staff Accounting Bullettin 51 (SAB 51). Due to additional issuance of Refco-Sify shares, the Company recorded Rs.1,097 as gain on dilution through stockholders’ equity. The Company accounted its proportionate share of profit in accordance with its applicable equity ownership in Refco-Sify.

Refco-Sify earned a net income of Rs.97,949 for the year ended March 31, 2005, compared to a net income of Rs.151,779 for the year ended March 31, 2004. The carrying value of the investment in Refco-Sify as of March 31, 2004 and 2005 was Rs.140,508 and Rs.192,357, respectively. Sify’s equity in the profit of Refco-Sify for the years ended March 31, 2004 and March 31, 2005 was Rs.38,715 and Rs.50,752, respectively.

The summarised unaudited financial information as to assets, liabilities and results of operations of Refco-Sify is presented below:

Balance Sheet

	As at March 31,
	2004	2005

	Rs.	Rs.

Current assets	3,688,043	17,60,432
Current liabilities	(3,398,035)	(11,85,618)
Net current assets	290,008	578,814
Non-current assets	70,007	69,847
Net assets	360,015	644,661
Other liabilities	—	(3,471)

Stockholders’ equity	360,015	641,190

Statement of Operations

	For the year ended March 31,
	2004	2005
	Rs.	Rs.

Revenues	472,280	507,105
Net Profit	151,779	99,785

Cricinfo Limited and Wisden Cricinfo Limited

The Company previously held 25% of the outstanding shares of Cricinfo Limited (Cricinfo), a private company incorporated in the United Kingdom, and the Company accounted for its interest in Cricinfo by the equity method. The Company also provided loans of Rs.123,833 to Cricinfo.

In February 2003, Cricinfo transferred its net assets (other than the loan payable to the Company) to a newly formed company incorporated in the United Kingdom, Wisden Cricinfo Limited. In consideration of such transfer, Cricinfo Limited received a 33% equity stake in Wisden Cricinfo Limited and GBP 1.8 million. Cricinfo Limited repaid Sify’s loan (including accrued interest) and transferred its 33% stake in Wisden Cricinfo Limited to the Company for a consideration of Rs.22,646. Contemporaneously, Sify advanced Rs.22,951 to Wisden Cricinfo Limited.

As a result of the foregoing transactions, including the loan to Wisden Cricinfo, the Company recognized a gain of Rs.22,628 in the year ended March 31, 2003, being the difference between the proceeds received Rs.126,948 and the net carrying value of the notes (including accrued interest) of Rs.81,369 and a deferred gain of Rs.22,951. The carrying value of the investment in Cricinfo as of March 31, 2003 and 2004 were Nil. The Company’s equity in the losses of Cricinfo for the years ended March 31, 2003 and 2004 was Rs.15,104 and Nil, respectively.

During the year ended March 31, 2004, the Company sold its entire investments in Wisden Cricinfo Limited and recognised a gain of Rs.63,059, which was the aggregate of the difference between the proceeds received of Rs.61,218 and the net carrying value of the investment of Rs.21,110 and the release of the deferred gain of Rs.22,951 referred to above. The carrying value of the investment in Wisden Cricinfo Limited including loan notes as of March 31, 2003 and 2004 were Rs.38,261 and Nil, respectively. The Company’s equity in the losses of Wisden Cricinfo Limited for the years ended March 31, 2003 and 2004 was Rs.4,027 and Rs.21,632, respectively.

11.	Property, plant and equipment

Property, plant and equipment consist of:

	As at March 31,
	2004	2005

	Rs.	Rs.

Land	5,132	5,132
Building	485,156	485,156
Leasehold improvements	122,154	133,937
Plant and machinery	2,093,116	2,433,759
Computer equipment	133,548	194,266
Office equipment	67,442	80,606
Furniture and fixtures	106,870	127,690
Vehicles	19,980	20,487
Software	172,533	204,464
Construction-in-progress	3,556	20,809

	3,209,487	3,706,306
Accumulated depreciation	(1,959,689)	(2,435,685)

	1,249,798	1,270,621

Depreciation expense amounted to Rs.474,261, Rs.481,810 and Rs.502,897 for the years ended March 31, 2003, 2004 and 2005, respectively, which include amortization expense on software of Rs.41,144, Rs.49,126 and Rs.30,497 for the years ended March 31, 2003, 2004 and 2005, respectively.

During the year ended March 31, 2003, the Company identified certain assets whose carrying amounts were not recoverable. The Company assessed recoverability under SFAS No. 144 and recorded asset impairment charges totalling Rs.125,818 for the year ended March 31, 2003. These charges included the write-off of assets under development of Rs.87,500 and write-off of computer software costs of Rs.29,178 and other assets of Rs.8,836.

12.	Goodwill and other intangible assets, net

Goodwill and other intangible assets consist of:

	As at March 31,
	2004	2005
	Rs.	Rs.

Goodwill	14,596	14,596
Technical know-how	85,633	85,633
Portals and web content	100,360	100,360
Customer contracts and others	56,084	56,084
IPVPN Licence fee	—	100,000

Total	256,673	356,673
Less: Accumulated amortization and impairment	131,051	184,941

	125,622	171,732

The Company has adopted the provisions of SFAS No. 141 and 142, and has accordingly assessed the remaining useful lives of identified intangibles with definite useful lives and provides for amortization over the determined useful life of the asset. The Company does not have any intangible assets with indefinite useful life.

Amortization of other intangible assets during the years ended March 31, 2003, 2004 and 2005 was Rs.69,907, Rs.50,224 and Rs.53,890, respectively. The Company has periodically assessed the carrying value of intangible assets in the books and recorded an impairment charge of Rs.121,181 and Rs.22,551 during the years ended March 31, 2003 and March 31, 2004, respectively.

At March 31, 2005, the Company’s goodwill and other intangible assets amounted to Rs.14,596 and Rs.342,077, respectively.

Acquired and amortized intangible assets		As at March 31, 2005
	Weighted average	Gross carrying amount		Accumulated amortization/
	life			impairment
Technical know-how fees	4.89	Rs.	85,633	Rs.	65,569
Portals and web content	5.00		100,360		86,839
IPVPN licence fee	15.00		100,000		1,481
Customer contracts and others	4.04		56,084		31,052

		Rs.	342,077	Rs.	184,941

IPVPN licence fee paid is amortized over 15 years, which is the estimated life of the licence.

Estimated amortization expense

For the year ended
March 31,
2006	Rs.	42,141
2007		18,642
2008		12,503
2009		11,999
2010		6,667

13.	Other assets

Other assets consist of:

	As at March 31,
	2004	2005
	Rs.	Rs.
Deposits	86,110	92,843
Staff advances recoverable after one year	1,202	398

	87,312	93,241

14.	Deferred revenue

Deferred revenue includes the amount of unearned income for the following segments:

	As at March 31,
	2004	2005
	Rs.	Rs.
Corporate network/data services	166,648	234,496
Internet access services	157,241	161,765
Online portal services	2,895	1,073
Other services	15,169	11,910

	341,953	409,244

15.	Capital lease obligations

The gross amounts and related accumulated depreciation recorded for assets acquired under capital leases are as follows:

	As at March 31,
	2004	2005
	Rs.	Rs.
Vehicles	19,975	20,485
Less: Accumulated depreciation	5,504	6,396

	14,471	14,089

The following is a schedule of future minimum capital lease commitments as at March 31, 2005:

Due for the year ended March 31,	Rs.
2006	6,506

2007	3,202

2008	736

Total minimum lease payments	10,444

Less: Interest	541

Present value of net minimum capital leases payments	9,903

Less: Current installments of obligations under capital leases	6,089

Obligations under capital leases, excluding current installments	3,814

16.	Accrued and Other liabilities

Accrued liabilities principally comprise of provisions for expenses amounting to Rs.293,369 and Rs.311,247 as at March 31, 2004 and 2005, respectively. Other liabilities include deposits received from sales partners amounting to Rs.50,877 and Rs.63,376 as at March 31, 2004 and 2005, respectively.

17.	Income tax

The provision for income taxes consists of:

	Year ended March 31,
	2003	2004	2005
	Rs.	Rs.	Rs.
Current tax	(2,856)	(72)	—
Deferred tax	—	—	—

	(2,856)	(72)	—

Pre-tax income and income taxes for the years ended March 31, 2003, 2004 and 2005 are substantially all from domestic operations. An amount considered insignificant is from foreign operations. The reported income tax expense differed from amounts computed by applying the enacted tax rates to income from continuing operations before income taxes as set out below:

	Year ended March 31,
	2003	2004	2005
	Rs.	Rs.	Rs.
Net loss from operations before taxes	(1,326,532)	(371,212)	(307,576)
Enacted tax rates in India	36.75%	35.88%	36.59%

Computed expected tax benefit	(487,501)	(133,191)	(112,550)
Differences not deductible for tax purposes	81,596	11,225	15,357
Change in valuation allowance	405,079	(152,719)	142,777
Tax rate change of investment in affiliates	—	201,170	7,310
Others	53,413	24,230	(5,440)
Effect of tax rate change	(49,731)	49,357	(47,454)

Total income tax expense	2,856	72	—

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

The carry forward losses as of March 31, 2005 amount to Rs.4,475,488 and expire as follows:

Year ending March 31,	Rs.

2007	101,237
2008	256,179
2009	332,470
2010	1,125,730
2011	1,099,362
2012	679,280
2013 and thereafter	881,230

Significant components of deferred tax assets and liabilities included in the balance sheet are as follows:

	As at March 31,
	2004	2005
	Rs.	Rs.
Deferred tax assets:
Carry forward business loss	1,502,195	1,637,693
Property, plant and equipment	14,469	22,736
Accrual and expenses currently not allowed for tax purposes	6,100	14,161
Investment in affiliates	339,787	343,985
Carry forward capital loss	14,614	15,279
Intangible assets	35,623	—
Others	453	—
Accounts receivables	18,849	40,108

Total deferred tax assets	1,932,090	2,073,962
Less: valuation allowance	(1,932,090)	(2,073,962)

Net deferred tax assets	—	—

18.	Stockholders’ equity

The Company has only one class of capital stock referred to as equity shares. All references in these financial statements to the number of shares, per share amounts and market prices of the Company’s equity shares have been retroactively restated to reflect stock splits made by the Company.

Effective September 24, 2002, one ADS represented one equity share. The Company’s 1-for-4 ADS reverse ratio change on September 24, 2002 did not have any effect on the Company’s equity shares or per equity share amounts, as the underlying shares representing ADS’s were unchanged.

19.	Common stock

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

Stock Options

There are no voting, dividend or liquidation rights to the holders of warrants issued under the Company’s stock option plan.

20.	Other income, net

Other income consists of:

	For the year ended March 31,
	2003	2004	2005
	Rs.	Rs.	Rs.

Interest expense	(1,240)	(2,126)	(1,938)
Other finance charges	(8,519)	(8,882)	(11,281)
Interest income	31,999	48,187	52,759
Gain on sale of investments	—	82,758	15,710
Others	30,708	24,210	38,074

Other (expense)/income, net	52,948	144,147	93,324

21.	Employee benefit plan

Gratuity

The following table sets out the funded status of the Gratuity Plan and the amounts recognized in Sify’s balance sheet.

	As of March 31,
	2004	2005
	Rs.	Rs.

Accumulated benefit obligation	8,968	10,600
Change in projected benefit obligation
Projected benefit obligation at the beginning of the year	11,659	16,093
Service cost	4,593	5,688
Interest cost	929	1,100
Divestiture/acquisition	309	—
Actuarial (gain)/loss	(1,274)	(4,057)
Benefits paid	(123)	(684)

Projected benefit obligation at the end of the year	16,093	18,140

Change in plan assets
Fair value of plan assets at the beginning of the year	3,720	4,436
Actual return on plan assets	269	267
Employer contributions	263	697
Acquisition	309	—
Benefits paid from plan assets	(124)	(684)

Fair value of plan assets at the end of the year	4,437	4,716

Funded status of the plans	11,656	13,424
Unrecognized transition obligation (asset)	—	—
Unrecognized prior service cost (benefit)	—	—
Unrecognized net actuarial gain/(loss)	3,048	6,698

Accrued benefit cost	14,704	20,122

	For the year ended March 31,
	2003	2004	2005

The components of net gratuity costs are reflected below:
Service cost	3,876	4,593	5,688
Interest cost	789	929	1,100
Expected returns on plan assets	(320)	(351)	(543)
Recognized net actuarial (gain)/ loss	—	(57)	(130)

Net gratuity costs	4,345	5,114	6,115

Principal actuarial assumptions:
Discount rate	8%	7%	8%
Long-term rate of compensation increase	7%	6%	6%
Rate of return on plan assets	7.5%	6%	6%

The company estimates the long-term return on plan assets at 6% based on the average long-term rate of return expected to prevail over the next 15 to 20 years on the types of investments held with LIC.

The employer’s best estimate of contributions expected to be paid to the plan during the year 2005–2006 amounts to Rs.10,000. Further, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter are:

For the year ended
March 31,
2006	Rs.	1479
2007		1,678
2008		2,381
2009		2,881
2010		5,011
2011 to 2015		31,620

Provident fund

The Company contributed Rs.17,902, Rs.23,137 and Rs.28,242 towards the provident fund during the years ended March 31, 2003, 2004 and 2005 respectively.

22.	Related Party Transactions

The Company has entered into transactions with the following related parties:

•	Satyam Computer Services Limited (formerly the Company’s parent company), where the Company provides connectivity services and software development services for certain e-learning projects;

•	Affiliated companies; and

•	Employees of the Company.

Given below is an analysis of transactions with Satyam Computer Services Limited:

	As at March 31,
	2003	2004	2005
	Rs.	Rs.	Rs.

Due (to)/from Satyam Computer Services Limited at beginning of the year	8,137	16,016	13,030
Allocation of facilities costs	—	(4,408)	(1,647)
Expenses incurred on behalf of the Company	(2,897)	—	—
Capital expenses incurred on behalf of the Company	(9,713)	(5,376)	—
Billings to Satyam Computer Services Limited	34,345	51,455	48,713
Collections from Satyam Computer Services Limited	(13,856)	(44,657)	(36,005)
Payment to Satyam Computer Services Limited	—	—	9,433

Due (to)/from Satyam Computer Services Limited	16,016	13,030	33,524

The following is a summary of significant transactions with other related parties:

	Year ended March 31,
	2003	2004	2005
	Rs.	Rs.	Rs.
Sales to affiliates	4,194	—	—
Interest on loans	1,066	1,411	—

The Company has the following amounts due from related parties:

	As at March 31,
	2004	2005
	Rs.	Rs.
Employee loans	2,408	2,461

The estimated fair value amounts of other employee loans were Rs.2,095 and Rs.2,235 as of March 31, 2004 and 2005, respectively. These amounts are determined using available market information and appropriate valuation methodologies. Considerable judgment is required to develop the estimates of fair value. Thus, the estimates provided herein are not necessarily indicative of the amounts the Company could realize in the market.

Repayable in the year ending March 31:

2006	Rs.1,898
2007	337

23.	Stock –based compensation plans

A total of 1.8 million equity shares are reserved for issuance under our Associate Stock Option Plan (ASOP).

Employee Stock Offer Plan 1999

In fiscal 1999, the Company established the Employee Stock Offer Plan (ESOP), which provides for the issuance of 825,000 warrants to eligible employees. The warrants were issued to an employee welfare trust (the Trust) at Re.1 each on September 28, 1999. The Trust holds the warrants and transfers them to eligible employees over a period of three years. The warrants, which are to be transferred to eligible employees at Re 1 each, entitles the holder to purchase one equity share at an exercise price determined by the Compensation Committee. The warrants and the equity shares received upon the exercise of warrants are subject to progressive vesting over a three-year period from the date of issue of warrants to employees. Deferred compensation is recorded in the event that the exercise price of the warrant is determined to be less than the fair market value of the underlying shares on the date of the grant. Deferred compensation is amortized over the vesting period of the warrants. The warrants allotted and the underlying equity shares are not subject to any repurchase obligations by the Company.

The warrants are to be exercised within a period of one month from the date of the last vesting.

				Weighted average exercise price
	Shares arising out of option			(in Rupees)
	Year ended March 31,			Year ended March 31,
	2003	2004	2005	2003	2004	2005
Outstanding at beginning of the year	63,300	2,700	—	338.15	350.00	—
Granted	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—
Expired	60,600	2,700	—	337.62	350.00	—
Exercised	—	—	—	—	—	—
Outstanding at the end of the year	2,700	—	—	350.00	—	—
Exercisable at the end of the year	—	—	—	—	—	—
Weighted-average fair value of grants during the year	—	—	—	—	—	—

Associate Stock Option Plan 2000

In fiscal 2000, the Company established the Associate Stock Option Plan 2000 (the ASOP 2000 Plan), which provides for the issuance of warrants to eligible employees. The warrants were issued to an employee welfare trust on May 22, 2000. The Trust transfers these warrants to the eligible employees at Re. 1 each and each warrant entitles the holder to purchase one ADS at an exercise price determined by the Compensation committee.

The warrants vest in a graded manner over a period of 3 years as follows:

One sixth of the warrants:	At the end of one year from the date of the grant

Two sixths of the warrants:	At the end of two years from the date of the grant

Three sixths of the warrants:	At the end of three years from the date of the grant.

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

Stock option activity under the ASOP 2000 Plan is as follows:

				Weighted average exercise price
	Shares arising out of option			(in Rupees)
	Year ended March 31,			Year ended March 31,
	2003	2004	2005	2003	2004	2005
Outstanding at beginning of the year	520,540	396,500	151,500	1,657.99	1,385.88	214.20
Granted	15,480	8,520	—	49.98	182.47	—
Forfeited	58,120	29,320	10,391	1,170.53	386.23	171.40
Expired	81,400	153,290	19,396	3,025.69	3,265.89	281.26
Exercised	—	70,910	113,943	—	93.83	167.36
Outstanding at the end of the year	396,500	151,500	7,770	1,385.88	214.20	105.91
Exercisable at the end of the year	177,393	37,270	990	2,001.92	224.01	107.52
Weighted-average grant date fair value of grants during the year	—	—	—	34.43	122.95	—

Associate Stock Option Plan 2002

In fiscal 2002, the Company established the Associate Stock Option Plan 2002 (the ASOP 2002 Plan), which provides for the issuance of warrants to eligible employees. On December 9, 2002, the Company issued warrants to the eligible employees at Re. 1 each and each warrant entitles the holder to purchase one ADS at an exercise price determined by the Compensation Committee.

The warrants vest in a graded manner over a period of 3 years as follows:

One sixth of the warrant quantity:	At the end of one year from the date of the grant

Five sixths of the warrant quantity:	At the end of each quarter during the second and third year from the date of the grant in eight equal installments.

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

Stock option activity under the ASOP 2002 Plan is as follows:

				Weighted average exercise price
	Shares arising out of option			(in Rupees)
	Year ended March 31,			Year ended March 31,
	2003	2004	2005	2003	2004	2005
Outstanding at beginning of the year	—	—	1,108,000	—	—	170.25
Granted	—	1,128,060	90,000	—	170.13	254.16
Forfeited	—	20,060	69,458	—	163.69	189.66
Expired	—	—	5,727	—	—	281.26
Exercised	—	—	365,342	—	—	163.39
Outstanding at the end of the year	—	1,108,000	757,473	—	170.25	178.35
Exercisable at the end of the year	—	—	131,589	—	—	174.61
Weighted-average grant date fair value of grants during the year	—	—	—	—	79.79	157.78

The following table summarizes information about warrants outstanding at March 31, 2005:

Outstanding shares			Weighted average
arising out of plan			exercise price
					in Rupees
1999	2000	2002	1999	2000	2002
—	7,770	757,473	—	105.91	178.35

The following table summarizes information about fixed price options outstanding at March 31, 2005:

			Weighted		Weighted
	Number	Weighted	average	Number	average
	outstanding at	average	remaining	exercisable at	exercise
Range of exercise price	March 31, 2005	exercise price	contractual life	March 31, 2005	price
Rs.49 – Rs.50	4,490	49.98	0.53	560	49.98
Rs.163 – Rs.376	760,753	178.37	1.12	132,019	174.64

Rs.50 – Rs.376	765,243	177.62		132,579	174.11

24.	Commitments and contingencies

The company has outstanding performance guarantees for various statutory purposes and letters of credit totalling Rs.165,820 and Rs.279,865 as of March 31, 2004 and 2005, respectively. These guarantees are generally provided to governmental agencies.

25.	ISP License Matters

In December 2004, the Government of India (GOI) issued guidelines for permission to offer Virtual Private Network (VPN) services by Internet Service Providers (“ISPs”). Consequently, the Company applied for the permission and the GOI has issued a Letter of Intent (LOI) to the Company on December 30, 2004 for amendment of the existing ISP license to include provision of VPN services. In January 2005, the Company paid Rs.100,000 as a one time entry fee and submitted a financial bank guarantee of Rs.10,000 as required by the LOI. The one time entry fee of Rs.100,000 is evenly amortized over the estimated life of the licence of 15 years.

On January 11, 2005 the GOI issued provisional permission to the Company to offer VPN service in accordance with the new guidelines. Final permission to offer VPN service shall be effective only after the Company signs the amendment to the license agreement. However the provisional permission does not carry any terms and conditions relating to the license.

The Indian Department of Telecommunications, or DOT, also requires the ISP licensees to pay an annual fee of 8% of the adjusted gross revenues generated under the ISP license. To date, the DOT has not issued any guidelines or procedures for implementing this decision. However, it is our understanding that the license fee provisions will become effective only after amendments to the license. We believe that this will not have any effect on Sify’s net earnings / losses for periods prior to January 11, 2005. The Internet Service Providers Association of India (ISPAI) has been contesting the DOT decision. The company has provided for Rs.5,611 towards 8% annual fee on VPN revenue.

26.	Products and services

Breakup of revenues and cost of revenues against products and services are as follows:

	Year ended March 31,
	2003	2004	2005
	Rs.	Rs.	Rs.
Revenue
Service revenue	1,681,371	2,323,033	2,858,070
Initial franchise fee	12,818	102,138	107,956
Installation service revenue	84,452	131,612	236,508

	1,778,641	2,556,783	3,202,534
Product revenue	215,559	244,401	410,923

	1,994,200	2,801,184	3,613,457

Cost of revenues (excluding depreciation and amortization)
Products	193,711	213,957	357,753
Services	1,070,390	1,262,757	1,660,578
Annual fee on IPVPN revenue	—	—	5,611

	1,264,101	1,476,714	2,023,942

27.	Segment reporting

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas and major customers. The Company’s operations predominantly relate to connectivity to enterprises and providing Internet access to retail subscribers (both home access and public access). The Company also operates a portal, “Sify.com,” that provides a variety of India-related content to audiences both in India and abroad, and which generates revenue from advertisements and other value-added services. The Company also has subsidiaries to exploit other opportunities provided by the Internet in e-learning, business-to-business marketplaces, digital signatures and Internet security.

The primary operating segments of the Company are:

•	Corporate network/data services, which provides private network services, messaging services and web hosting to businesses;

•	Internet access services;

•	Online portals services and content offerings; and

•	Other services such as development of e-learning software.

The Chief Operating Decision Maker (CODM) evaluates the Company’s performance and allocates resources to various strategic business units that are identified based on the products and services that they offer and on the basis of the market served. The measure of loss reviewed by the CODM was “Earnings/loss before interest, taxes, depreciation and amortization.” Prior to fiscal 2001, the CODM reviewed segment information relating to revenues only.

Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Bandwidth costs, which form a significant part of the total expenses, are allocated primarily between the corporate network/data services and Internet access services businesses as follows:

International bandwidth refers to bandwidth that is required for access to sites and offices outside the country. For all these businesses, bandwidth is allocated based on actual utilization captured by monitoring traffic per IP pool assigned at the egress points. The Company has packet shapers in the main locations to monitor bandwidth use by each of the above categories of users. This information is used in determining norms like bandwidth per port and bandwidth per PC. The actual utilization are cross validated against assumptions/norms for each business.

National bandwidth refers to the inter-city link bandwidth implemented within the country. Inter-city link bandwidth was allocated based on the number of subscribers or iway cybercafés at “non gateway” points and the bandwidth sold to and used by business enterprises (determined using packet shapers). However, in order to strengthen its corporate business, the Company enhanced its national backbone to carry Internet traffic to the international fibre gateways, shifting from hybrid satellite and fibre gateways to fibre only gateways for international bandwidth. Local exit of international traffic through the Company’s satellite gateways has been reduced and shifted to the national backbone. National bandwidth costs are now allocated based on international bandwidth allocation ratios because most of the traffic carried on the national backbone is directed towards the international gateways. The Company believes that the resulting allocations are reasonable.

Last mile costs related to dial-up access (E1/R2 costs) and spectrum fees for wireless connectivity that can be directly identified to businesses are allocated directly. Certain expenses, such as depreciation and technology, which form a significant component of total expenses, are not allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not practical to provide segment disclosure of these expenses and, accordingly, they are separately disclosed as “unallocated” and adjusted only against the total income of the Company.

A significant part of the fixed assets used in the Company’s business are not identifiable to any of the reportable segments and can be used interchangeably between segments. Management believes that it is not practicable to provide segment disclosures relating to total assets since a meaningful segregation of the available data is onerous.

The Company’s operating segment information for the years ended March 31, 2005, 2004 and 2003 are presented below:

Year ended March 31, 2005	(all in Rupees)
	Corporate	Internet	Online
	Network/Data	Access	Portal	Other
	Services	Services	Services	Services	Total
Revenues	2,023,412	1,404,876	103,053	82,116	3,613,457
Operating expenses	(1,345,254)	(1,361,140)	(99,303)	(74,346)	(2,880,043)
Equity in (loss)/profit of affiliates	—	—	50,752	—	50,752

Segment operating income/(loss)	678,158	43,736	54,502	7,770	784,166
Corporate expenses					(620,235)
Foreign exchange gain/(loss)					2,595
Other income/(expense), net					42,503
Profit from sale of business					—
Depreciation and amortization					(567,426)
Interest income, net					50,821
Income taxes					—

Net (loss)/profit					(307,576)

Year ended March 31, 2004	(all in Rupees)
	Corporate	Internet	Online
	Network/Data	Access	Portal	Other
	Services	Services	Services	Services	Total
Revenues	1,395,498	1,088,440	84,233	233,013	2,801,184
Operating expenses	(846,526)	(1,188,366)	(100,935)	(85,277)	(2,221,104)
Equity in (loss)/profit of affiliates	—	—	17,083	—	17,083
Minority interest	—	—	79	—	79

Segment operating income/(loss)	548,972	(99,926)	460	147,736	597,242
Corporate expenses					(540,981)
Foreign exchange gain/(loss)					(52,148)
Other income/(expense), net					97,541
Profit from sale of business					63,059
Depreciation and amortization					(582,531)
Interest income, net					46,606
Income taxes					(72)

Net (loss)/ profit					(371,284)

Year ended March 31, 2003	(all in Rupees)
	Corporate	Internet	Online
	Network/Data	Access	Portal	Other
	Services	Services	Services	Services	Total
Revenues	997,976	674,370	164,867	156,987	1,994,200
Operating expenses	(677,108)	(933,751)	(211,732)	(106,079)	(1,928,670)
Equity in loss of affiliates	—	—	(35,884)	—	(35,884)
Minority interest	—	1,967	272	—	2,239

Segment operating income/(loss)	320,868	(257,414)	(82,477)	50,908	31,885
Corporate expenses					(573,915)
Foreign exchange gain/(Loss)					(18)
Other income/(expense), net					22,190
Impairment of investments in affiliates					(14,805)
Impairment of assets					(246,999)
Profit on sale of business					24,628
Depreciation and amortization					(600,256)
Interest income, net					30,758
Income taxes					(2,856)

Net (loss)/profit					(1,329,388)

28.	Legal proceedings

The Company and certain of its officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in Sify’s initial public offering of American Depositary Shares as defendants. This class action is brought on behalf of a purported class of purchasers of Sify’s ADSs from the time of Sify’s Initial Public Offering (IPO) in October 1999 through December 2000. The central allegation in this action is that the underwriters in Sify’s IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased Sify’s ADSs in the IPO and the aftermarket. The complaint also alleges that Sify violated the United States federal securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits.

In July 2002, an omnibus motion to dismiss all complaints against issuers and individual defendants affiliated with issuers was filed by the entire group of issuer defendants in these similar actions. In October 2002, the cases against the Company’s executive officers who were named as defendants in this action were dismissed without prejudice. In February 2003, the court in this action issued its decision on defendants’ omnibus motion to dismiss. This decision denied the motion to dismiss the Section 11 claim as to the Company and virtually all of the other issuer defendants. The decision also denied the motion to dismiss the Section 10(b) claim as to numerous issuer defendants, including the Company. On June 26, 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against Sify and over 300 other issuers who went public between 1998 and 2000, announced a proposed settlement with Sify and the other issuer defendants. The proposed settlement provides that the insurers of all settling issuers will guarantee that the plaintiffs recover $1 billion from non-settling defendants, including the investment banks who acted as underwriters in those offerings. In the event that the plaintiffs do not recover $1 billion, the insurers for the settling issuers will make up the difference.

The Company believes that it has sufficient insurance coverage to cover the maximum amount that it may be responsible for under the proposed settlement. Although the Federal District Court has preliminarily approved the settlement, it is possible that the Federal District Court may not finally approve the settlement in whole or part. The Company believes maximum financial exposure under this settlement, in the event that the plaintiffs recover nothing from the non-settling defendants, is approximately U.S. $3.9 million, an amount which we believe is fully recoverable from the Company’s insurer.

The Company is party to additional legal actions arising in the ordinary course of business. Based on the available information, as at March 31, 2005 Sify believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect on Sify.

Item 19. Exhibits

Number	Description
1.1	Amended Articles of Association of Sify Limited. (1)

1.2	Memorandum of Association of Sify Limited. (2)

1.3	Amendment of Memorandum of Association. (3)

2.1	Deposit Agreement, dated as of October 18, 1999, among Sify Limited, Citibank, N.A. and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depositary Receipt). (4)

2.2	Amendment No. 1 to Deposit Agreement among Sify Limited, Citibank, N.A. and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (4)

2.3	Amendment No. 2 to Deposit Agreement among Sify Limited, Citibank, N.A. and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (5)

2.4	Registration Rights Agreement dated as of October 7, 2002 by and between Sify Limited and SAIF Investment Company Limited. (6)

2.5	Subscription Agreement dated as of October 7, 2002 by and between Sify Limited and SAIF Investment Company Limited. (6)

2.6	Subscription Agreement dated as of October 7, 2002 by and between Sify Limited and VentureTech Solutions Private Limited. (6)

2.7	Investor Rights Agreement dated as of October 7, 2002 by and among Sify Limited, SAIF Investment Company Limited, VentureTech Solutions Private Limited and Satyam Computer Services Limited.(6)

4.1	Associate Stock Option Plan 2000 (7)

4.2	Associate Stock Option Plan 2002 (7)

4.3	Form of Indemnification Agreement. (8)

4.4	License Agreement for Provision of Internet Service, including Internet Telephony dated as of April 1, 2002 by and between Sify Limited and the Government of India, Ministry of Communications and Information Technology, Department of Telecommunications, Telecom Commission. (3)

4.5	Bank Guarantee, dated as of November 4, 1998. (2)

4.6	UUNet Technologies Strategic Alliance Agreement, dated as of April 18, 1997, by and between Sify Limited and UUNet Technologies. (8)

4.7	CompuServe Network Services Strategic Alliance Agreement, dated as of April 18, 1997, by and between Sify Limited and CompuServe Incorporated. (8)

4.8	User Agreement, effective as of April 1, 1999 by and between Sify Limited and Satyam Computer Services Limited. (2)

4.9	Share Purchase Agreement, dated November 29, 1999, by and among Sify Limited, Indiaworld Communications Private Limited, Mr. Rajesh Jain and the other shareholders of Indiaworld Communications Private Limited listed on the signature pages thereto. (9)

4.10	Agreement for Option to Purchase Shares, dated November 29, 1999, by and among Sify Limited, Indiaworld Communications Private Limited, Mr. Rajesh Jain and the other shareholders of Indiaworld Communications Private Limited listed on the signature paged thereto. (9)

4.11	Share Purchase Agreement, dated as of June 30, 2000, by and among Rajesh Jain, Bhavana R. Jain, C.M. Jain Impex and Investments Private Limited, Sify Limited and Indiaworld Communications Private Limited. (10)

4.12	Agreement for the Sale of Shares in CricInfo Limited by and between Indigo Holdings Limited and Sify Limited. (11)

4.13	Subscription Agreement by and among CricInfo Limited, Sify Limited and the Senior Management. (11)

4.14	Agreed Form of Shareholders Agreement by and among CricInfo Limited, Sify Limited and the Non-SIL Shareholders. (11)

Number	Description
4.15	Letter Agreement between Sify Limited and Indigo Holdings Limited. (11)

4.16	Letter Agreement, dated May 17, 2002, between Sify Limited and CricInfo Limited. (3)

4.17	Business Transfer Agreement, dated March 2002, between Sify Limited and Satyam Computer Services Limited. (3)

4.18	Agreement, dated November 10, 2004, between Sify Limited, Satyam Computer Services Limited, SAIF Investment Company Limited and Venture Tech Solutions Pvt. Ltd. (12)

8.1	List of Subsidiaries.

11.1	Code of Conduct and Conflict of Interest Policy (7)

12.1	Rule 13a-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a) Certification of Chief Financial Officer

13.1	Section 1350 Certification of Chief Executive Officer

13.2	Section 1350 Certification of Chief Financial Officer

15.1	Consent of KPMG

     (1) Previously filed as an exhibit to to the Report on Form 6-K filed with the Commission on February 17, 2005 and incorporated herein by reference.

     (2) Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Commission on October 4, 1999 and incorporated herein by reference.

     (3) Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on July 1, 2002 and incorporated herein by reference.

     (4) Previously filed as an exhibit to the Post-Effective Amendment No. 1 to Form F-6 filed with the Commission on January 5, 2000 and incorporated herein by reference.

     (5) Previously filed as an exhibit to the Registration Statement on Form S-8 (File No. 333-101322) filed with Commission on November 20, 2002 and incorporated herein by reference.

     (6) Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 25, 2002 and incorporated herein by reference.

     (7) Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 29, 2004 and incorporated herein by reference.

     (8) Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-2 filed with the Commission on October 13, 1999 and incorporated herein by reference.

     (9) Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 3, 1999 and incorporated herein by reference.

     (10) Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on July 12, 2000 and incorporated herein by reference.

     (11) Previously filed as an exhibit to the Registration Statement on Form F-2 filed with the Commission on July 26, 2000 and incorporated herein by reference.

     (12) Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 30, 2005 and incorporated herein by reference.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SIFY LIMITED
By:	/s/ R. Ramaraj
Name:	R. Ramaraj
Title:	Chief Executive Officer & Managing Director

By:	/s/ Anil Ahuja
Name:	Anil Ahuja
Title:	Chief Financial Officer

Date: June 30, 2005

INDEX TO EXHIBITS

Number	Description
1.1	Amended Articles of Association of Sify Limited. (1)

1.2	Memorandum of Association of Sify Limited. (2)

1.3	Amendment of Memorandum of Association. (3)

2.1	Deposit Agreement, dated as of October 18, 1999, among Sify Limited, Citibank, N.A. and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depositary Receipt). (4)

2.2	Amendment No. 1 to Deposit Agreement among Sify Limited, Citibank, N.A. and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (4)

2.3	Amendment No. 2 to Deposit Agreement among Sify Limited, Citibank, N.A. and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (5)

2.4	Registration Rights Agreement dated as of October 7, 2002 by and between Sify Limited and SAIF Investment Company Limited. (6)

2.5	Subscription Agreement dated as of October 7, 2002 by and between Sify Limited and SAIF Investment Company Limited. (6)

2.6	Subscription Agreement dated as of October 7, 2002 by and between Sify Limited and VentureTech Solutions Private Limited. (6)

2.7	Investor Rights Agreement dated as of October 7, 2002 by and among Sify Limited, SAIF Investment Company Limited, VentureTech Solutions Private Limited and Satyam Computer Services Limited.(6)

4.1	Associate Stock Option Plan 2000 (7)

4.2	Associate Stock Option Plan 2002 (7)

4.3	Form of Indemnification Agreement. (8)

4.4	License Agreement for Provision of Internet Service, including Internet Telephony dated as of April 1, 2002 by and between Sify Limited and the Government of India, Ministry of Communications and Information Technology, Department of Telecommunications, Telecom Commission. (3)

4.5	Bank Guarantee, dated as of November 4, 1998. (2)

4.6	UUNet Technologies Strategic Alliance Agreement, dated as of April 18, 1997, by and between Sify Limited and UUNet Technologies. (8)

4.7	CompuServe Network Services Strategic Alliance Agreement, dated as of April 18, 1997, by and between Sify Limited and CompuServe Incorporated. (8)

4.8	User Agreement, effective as of April 1, 1999 by and between Sify Limited and Satyam Computer Services Limited. (2)

4.9	Share Purchase Agreement, dated November 29, 1999, by and among Sify Limited, Indiaworld Communications Private Limited, Mr. Rajesh Jain and the other shareholders of Indiaworld Communications Private Limited listed on the signature pages thereto. (9)

4.10	Agreement for Option to Purchase Shares, dated November 29, 1999, by and among Sify Limited, Indiaworld Communications Private Limited, Mr. Rajesh Jain and the other shareholders of Indiaworld Communications Private Limited listed on the signature paged thereto. (9)

4.11	Share Purchase Agreement, dated as of June 30, 2000, by and among Rajesh Jain, Bhavana R. Jain, C.M. Jain Impex and Investments Private Limited, Sify Limited and Indiaworld Communications Private Limited. (10)

4.12	Agreement for the Sale of Shares in CricInfo Limited by and between Indigo Holdings Limited and Sify Limited. (11)

4.13	Subscription Agreement by and among CricInfo Limited, Sify Limited and the Senior Management. (11)

4.14	Agreed Form of Shareholders Agreement by and among CricInfo Limited, Sify Limited and the Non-SIL Shareholders. (11)

Number	Description
4.15	Letter Agreement between Sify Limited and Indigo Holdings Limited. (11)

4.16	Letter Agreement, dated May 17, 2002, between Sify Limited and CricInfo Limited. (3)

4.17	Business Transfer Agreement, dated March 2002, between Sify Limited and Satyam Computer Services Limited. (3)

4.18	Agreement, dated November 10, 2004, between Sify Limited, Satyam Computer Services Limited, SAIF Investment Company Limited and Venture Tech Solutions Pvt. Ltd. (12)

8.1	List of Subsidiaries.

11.1	Code of Conduct and Conflict of Interest Policy (7)

12.1	Rule 13a-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a) Certification of Chief Financial Officer

13.1	Section 1350 Certification of Chief Executive Officer

13.2	Section 1350 Certification of Chief Financial Officer

15.1	Consent of KPMG

     (1) Previously filed as an exhibit to to the Report on Form 6-K filed with the Commission on February 17, 2005 and incorporated herein by reference.

     (2) Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Commission on October 4, 1999 and incorporated herein by reference.

     (3) Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on July 1, 2002 and incorporated herein by reference.

     (4) Previously filed as an exhibit to the Post-Effective Amendment No. 1 to Form F-6 filed with the Commission on January 5, 2000 and incorporated herein by reference.

     (5) Previously filed as an exhibit to the Registration Statement on Form S-8 (File No. 333-101322) filed with Commission on November 20, 2002 and incorporated herein by reference.

     (6) Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 25, 2002 and incorporated herein by reference.

     (7) Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 29, 2004 and incorporated herein by reference.

     (8) Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-2 filed with the Commission on October 13, 1999 and incorporated herein by reference.

     (9) Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 3, 1999 and incorporated herein by reference.

     (10) Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on July 12, 2000 and incorporated herein by reference.

     (11) Previously filed as an exhibit to the Registration Statement on Form F-2 filed with the Commission on July 26, 2000 and incorporated herein by reference.

     (12) Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 30, 2005 and incorporated herein by reference.