Form 20-F
period 2006-03-31
SIFY LTD
filed 2006-06-30
CIK 1094324

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended March 31, 2006.
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to

☐	SHELL COMPANY PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Date of event requiring this shell company report _____________
Commission file number 000-27663
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
     42,389,514 Equity Shares were issued and outstanding as of March 31, 2006
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐          No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☑          No ☐
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑          No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer  ☐ Accelerated filer  ☑ Non-accelerated filer  ☐
Indicate by check mark which financial statement item the registrant has elected to follow
Item 17  ☐     Item 18  ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐          No ☑

Currency of Presentation and Certain Defined Terms
     Unless the context otherwise requires, references in this annual report to “we,” “us,” the “company,” “Sify” or “Satyam Infoway” are to Sify Limited, a limited liability company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. Until December 2002, we were a majority-owned subsidiary of Satyam Computer Services Limited, a leading Indian information technology services company which is traded on the New York Stock Exchange and the major Indian stock exchanges. In January 2003, we changed the name of our company from Satyam Infoway Limited to Sify Limited. “Sify.com” and “SifyOnline” are trademarks used by us for which we have obtained registration in India. In this annual report, references to “$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, references to “Rs.,” “rupees” or “Indian rupees” are to the legal currency of India and references to “GBP” are to the legal currency of the United Kingdom. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year.
     For your convenience, this annual report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this annual report, all translations from Indian rupees to U.S. dollars contained in this annual report have been based on the noon buying rate in the City of New York on March 31, 2006, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on March 31, 2006 was Rs.44.48 per $1.00.
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
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
Selected Financial Data
     You should read the selected consolidated financial data below in conjunction with the consolidated financial statements, the related notes and “Item 5. Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report. The selected consolidated statements of operations data for the five years ended March 31, 2006 and the selected consolidated balance sheet data as of March 31, 2002, 2003, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements and related notes, which have been prepared and presented in accordance with U.S. GAAP.
     In addition, the selected consolidated historical financial data presented herein includes transitional disclosures pertaining to adoption of SFAS 142, Goodwill and other Intangible Assets, for the year ended March 31, 2002. The selected consolidated historical financial data includes a presentation of EBITDA from continuing operations. EBITDA from continuing operations represents earnings (loss) from continuing operations before interest, taxes, depreciation and amortization, and gain on sale of discontinued operations. EBITDA is neither an Indian GAAP measure nor a U.S. GAAP measure and should not be considered in isolation or as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. Our presentation below also includes a reconciliation of EBITDA from continuing operations to net loss, which we believe to be the most comparable financial measure under U.S. GAAP. EBITDA from continuing operations is presented because it is a basis upon which our management assesses our financial performance and because we believe some investors find it to be a useful tool for measuring a company’s ability to fund operating obligations and capital expenditure. Investors evaluating our financial performance or analyzing our discounted cash flows based on EBITDA from continuing operations should consider financing activities and non-recurring charges that are not included in the calculation of EBITDA. Our calculation includes significant charges recorded to reflect the impairment of goodwill. Investors should also review carefully “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report for further information regarding the underlying financial performance of our company. While EBITDA is frequently reported by many companies as a supplemental measure of operations, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

	Fiscal year ended March 31
	2002	2003	2004	2005	2006	2006
		Indian Rupees(1)				U.S. Dollars(2)
		(In thousands, except share and per share data)
Statement of Operations Data:
Revenues	1,560,288	1,959,855	2,751,623	3,554,237	4,606,409	103,561
Revenue from related parties	17,200	34,345	49,561	59,220	75,398	1,695
Total Revenue	1,577,488	1,994,200	2,801,184	3,613,457	4,681,807	105,256
Cost of revenues (excluding depreciation and amortization)	1,192,671	1,264,101	1,476,714	2,023,942	2,534,723	56,985
Selling, general and administrative expenses	1,256,763	1,090,935	1,208,884	1,418,757	1,852,296	41,643
Provision for doubtful debts, receivables and advances	101,500	156,233	76,487	57,579	90,670	2,038
Impairment of assets	—	246,999	22,251	—	—	—
Depreciation	574,867	474,261	432,684	472,400	395,018	8,881
Amortization of intangible assets	29,337	69,907	99,350	84,387	68,759	1,546
Acquisition expenses	20,000	—	—	—	—	—
Amortization/impairment of goodwill	4,420,644	—	—	—	—	—

Amortization of deferred stock compensation expense	9,686	57,729	27,946	10,639	12,749	287
Foreign exchange (gain)/loss	(44,520)	18	52,148	(2,595)	(23,221)	(522)
Total operating expenses	7,560,948	3,360,183	3,396,764	4,065,109	4,930,994	110,858
Operating loss	(5,983,460)	(1,365,983)	(595,580)	(451,652)	(249,187)	(5,602)
Other (expense)/income, net	32,711	52,948	144,147	93,324	59,239	1,332
Loss before equity in losses of affiliates, income taxes and minority interest	(5,950,749)	(1,313,035)	(451,433)	(358,328)	(189,948)	(4,270)
Equity in profits/(losses) of affiliates (including gain on sale of investments in affiliates)	(1,225,444)	(26,061)	80,142	50,752	40,703	915
Loss before income taxes and minority interest	(7,176,193)	(1,339,096)	(371,291)	(307,576)	(149,245)	(3,355)
Income taxes	—	(2,856)	(72)	—	—	—
Minority interest	17,928	12,564	79	—	—	—
Loss from continuing operations	(7,158,265)	(1,329,388)	(371,284)	(307,576)	(149,245)	(3,355)
Discontinued operations
Income/(loss) from discontinued operations (3)	(125,373)	—	—	—	—	—
Profit on sale of discontinued operations, net of direct costs	81,121	—	—	—	—	—
Net loss	(7,202,517)	(1,329,388)	(371,284)	(307,576)	(149,245)	(3,355)
Net profit/ (loss) per equity share — continuing operations	(308.59)	(51.15)	(10.76)	(8.75)	(4.05)	(0.09)
Discontinued operations	(1.91)	—	—	—	—	—
Net loss per share (4)	(310.50)	(51.15)	(10.76)	(8.75)	(4.05)	(0.09)
Weighted average equity shares used in computing net loss per equity share	23,196,428	25,988,095	34,519,545	35,156,120	36,811,476	36,811,476

	Fiscal year ended March 31
	2002	2003	2004	2005	2006	2006
	Indian Rupees(1)					U.S. Dollars(2)
	(In thousands, except share and per share data)
Transitional disclosures pertaining to adoption of SFAS 142 Goodwill and other Intangible Assets
Reported net loss	(7,202,517)	(1,329,388)	(371,284)	(307,576)	(149,245)	(3,355)
Less: Goodwill amortization	292,964	—	—	—	—	—
Less: Equity goodwill amortization	75,210	—	—	—	—	—
Adjusted net loss	(6,834,343)	(1,329,388)	(371,284)	(307,576)	(149,245)	(3.355)
Reported net loss per share	(310.50)	(51.15)	(10.76)	(8.75)	(4.05)	(0.09)
Less: Goodwill amortization	12.63	—	—	—	—	—
Less: Equity goodwill amortization	3.24	—	—	—	—	—
Adjusted net loss per share	(294.63)	(51.15)	(10.76)	(8.75)	(4.05)	(0.09)

Balance Sheet Data:
Cash and cash equivalents	658,111	897,596	1,325,803	1,323,912	2,822,501	63,456
Total assets	4,146,274	3,700,387	3,799,073	4,020,782	5,951,771	133,808
Long-term debt, including current installments	—	—	—	—	—	—
Total shareholders’ equity	3,394,113	2,888,696	2,715,668	2,498,589	4,054,509	91,153

Other Financial Data:
EBITDA from continuing operations (5)	(6,589,135)	(755,394)	142,707	209,029	268,057	6,026

Add: Interest and income tax	49,540	31,999	48,187	52,760	70,314	1,581
Income from discontinued operations	—	—	—	—	—	—
Profit on sale of discontinued operations	81,121	—	—	—	—	—

	130,661	31,999	48,187	52,760	70,314	1,581
Less: Depreciation and amortization	613,890	601,897	559,980	567,426	476,526	10,714
Interest and income tax	4,780	4,096	2,198	1,939	11,090	248
Loss from discontinued operations	125,373	—	—	—	—	—

	744,043	605,993	562,178	569,365	487,616	10,962
Net loss	(7,202,517)	(1,329,388)	(371,284)	(307,576)	(149,245)	(3.355)
Notes

1.	Certain prior-year data has been reclassified to conform to the current year presentation.

2.	Convenience translation to U.S. Dollars done at the noon buying rate on March 31, 2006 of Rs.44.48 per $1.00, which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at this rate or at all.

3.	There is no goodwill associated with discontinued operations.

4.	Reference to shares and per share amounts refer to our equity shares. Our outstanding equity shares include equity shares held by a depositary underlying our ADSs. Effective September 24, 2002, one ADS represented one equity share. Our 1-for-4 reverse stock split on September 24, 2002 did not have any effect on our equity shares or per equity share amounts, as the underlying shares representing ADSs were unchanged.

5.	EBITDA from continuing operations represents earnings (loss) from continuing operations before interest, taxes, depreciation and amortization, and income or gain on sale of discontinued operations.

Exchange Rates
     The following table sets forth, for each of the months indicated, information concerning the high and low number of Indian rupees for which one U.S. dollar could be exchanged based on the noon buying rate in the City of New York for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	High	Low
	Rs.	Rs.
December 2005	46.26	44.94
January 2006	44.92	43.89
February 2006	44.54	44.10
March 2006	44.58	44.09
April 2006	45.09	44.39
May 2006	46.22	44.69
     The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York on the last day of each month during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal Year Ended
March 31	Period end	Average	High	Low
	Rs.	Rs.	Rs.	Rs.
2002	48.83	47.71	48.91	46.58
2003	47.53	48.49	49.14	47.39
2004	43.40	43.46	47.46	43.40
2005	43.62	44.86	46.45	43.27
2006	44.48	44.34	44.58	44.09
     On March 31, 2006, the noon buying rate in the city of New York was Rs.44.48 per $1.00.
Capitalization and indebtedness
     Not applicable.
Reasons for the offer and use of proceeds
     Not applicable.
Risk Factors
     Any investment in our ADSs involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this annual report for the year ended March 31, 2006, before you make an investment decision regarding our ADSs. If any of the following risks actually occurs, our company could be seriously harmed. In any such case, the market price of our ADSs could decline, and you may lose all or part of the money you paid to buy our ADSs.
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
     We commenced operation of our private data network business in April 1998 and launched our Internet portal website in October 1998 and Internet service provider operations in November 1998. We commenced retail Internet services by offering dial-up services from homes in November 1998, and later began offering public Internet access through a network of cybercafés in March 2000. In June 2003, we launched our high-speed Internet access through a network of independent Cable Television Operators, or CTOs. More recently, we launched our public Internet cafe business and began offering broadband services, security services and managed network services. The industry we operate in is still evolving and therefore comparable benchmarks are not readily available. As of December 2005, the Internet penetration in India was only 0.7% according to figures compiled from Telecom Regulatory Authority of India’s, or TRAI’s, Report on Performance of Telecom Industry, March 2006. Due to the relatively short operating history for our current lines of business, it is difficult to evaluate our performance in comparison to companies in other, more mature industries. You must consider the risks and difficulties frequently encountered by companies in this stage of development, particularly companies in the new and rapidly evolving Internet service markets. These risks and difficulties include our ability to:
•	continue to develop and upgrade our technology;

•	maintain and develop strategic relationships with business partners;

•	offer compelling online services and content; and

•	promptly address the challenges faced by early stage companies, which do not have an experience or performance base to draw on.
     Not only is our operating history short, but we have decided to compete in three primary businesses that we believe are complementary. These three businesses are corporate network/data services, retail Internet access services, online portal services and content offerings. We cannot assure you that we will successfully address the risks or difficulties described above. Failure to do so could lead to an inability to attract and retain corporate customers for our network/data services and subscribers for our Internet access services as well as the loss of advertising revenues.
For the fiscal year ended March 31, 2005 and 2006, we incurred net losses of Rs.307.6 million and Rs.149.2 million ($3.4 million), respectively. As of March 31, 2006, we had an accumulated deficit of approximately Rs.12,565.9 million ($282.5 million). We may incur additional losses in the future because our business plan, which is unproven, calls for additional corporate customers and subscribers to maintain profitability.
     For the first time since our founding, we had a profitable quarter for the quarter ended March 31, 2006. However we have, in the past, incurred significant losses and negative cash flows. For the fiscal years ended March 31, 2005 and 2006, we incurred net losses of Rs.307.6 million and Rs.149.2 million ($3.4 million). As of March 31, 2006, we had an accumulated deficit of approximately Rs.12,565.9 million ($282.5 million). We may incur operating losses as we expand our services, advertise and promote our brand and respond to competition. Our business plan assumes that businesses in India will demand private network and related services. Our business plan also assumes that an increasing number of consumers and corporate customers in India will be attracted to and use Internet access services, content available on the Internet and other connectivity services offered by us. This business model is not yet proven in India, and we cannot assure you that we will be able to sustain profitability or that we may not incur operating losses in the future.
We may be required to further modify the rates we charge for our services in response to new pricing models introduced by new and existing competition which would significantly affect our revenues.
     Our corporate network/data services business faces significant competition from well-established companies, including Bharti Airtel, Videsh Sanchar Nigam Limited, or VSNL, Reliance Infocomm, HCL Infinet, Tata Teleservices and the incumbent government-owned telecommunication companies, Bharat Sanchar Nigam Limited, or BSNL, and Mahanagar Telephone Nigam Limited, or MTNL. A significant number of competitors have entered India’s liberalized Internet service provider market, like Tulip IT services, and we expect additional competitors to emerge in the future. As of December 2005, there were 155 Internet service providers that were operational in India. New entrants into the national Internet service provider market in India, especially the state run telecommunication companies, may enjoy significant competitive advantages over our company, including greater financial resources, which could allow them to charge prices that are lower than ours in order to attract subscribers. These factors have resulted in periods of significant reduction in actual average selling prices for consumer Internet Service Provider, or ISP, services. We expect the market for Internet access and other connectivity services to remain extremely price competitive. Increased competition may result in operating losses, loss of market share and diminished value in our services, as well as different pricing, service or marketing decisions. We cannot assure you that we will be able to successfully compete against current and future competitors.
The Indian Department of Telecommunications, or DOT, has imposed a license fee for ISP’s, including our company, for providing Virtual Private Network, or VPN, services. In November 2005, DOT withdrew the VPN license and announced new guidelines whereby ISPs need to have National Long Distance/International Long Distance or NLD/ILD licenses to provide VPN services and eased the eligibility criteria for the provision of NLD/ILD services.
     Our company and certain other ISP’s have been providing Internet Protocol Virtual Private Network, or IP VPN, services to their customers for a considerable length of time. These services have been construed to be similar to leased line services offered by national and international long distance service providers in India, which have objected to the provisioning of these services by ISPs. The DOT had decided to specifically include IP VPN services in the ISP license and had imposed a one-time entry fee for this purpose. In fiscal 2005, we paid Rs.100 million as a one-time entry fee and submitted a financial bank guarantee of Rs.10 million to the Indian government as required by the DOT. The DOT also required ISP licensees to pay an annual fee of 8% of adjusted gross revenues generated under the ISP license. However the DOT had not issued any guidelines or procedures for implementing this decision. We reserved Rs. 24.6 million for the period April 1, 2005 to December 31, 2005 and Rs.12.72 million for the period January 1, 2006 to March 31, 2006 towards the 6% annual fee on Adjusted Gross Revenue or AGR as per the ILD/NLD license requirement. We had reserved Rs.5.6 million for the year ended March 31, 2005 towards the 8% annual fee on VPN revenue pursuant to the provisional license guidelines.
     On November 10, 2005, the Government of India issued guidelines for obtaining a National Long Distance, or NLD, and International Long Distance, or ILD, license and the terms and conditions for the license. These guidelines eliminated the IPVPN license and permitted existing IP VPN provisional license holders to migrate to the NLD/ILD service license. The guidelines allow a period of four months to conform to the requirements of the NLD/ILD license. We have accordingly applied for these licenses through our subsidiary company Sify Communications Ltd. (formerly known as Safescrypt Ltd) and the VPN business will be transferred to this company upon receipt of the licences. Sify Limited continues to provide IP-VPN services to its customers pending receipt of the licenses. While the guidelines are clear in respect of the adjustment of one time entry fee paid for the VPN license towards the one time for NLD/ILD fee, they are not clear as to the payment of the annual fee on the VPN services for the current period. As such, we have reserved the same payment as per the provisional license guidelines but we cannot assure you that the ultimate fees will not be higher.
Our marketing campaign to establish brand recognition and loyalty for the Sify Broadband, Sify Max, Sify and iway brands could be unsuccessful.
     In order to expand our customer base and increase traffic on our websites, we must establish, maintain and strengthen the Sify Broadband, Sify Max, Sify and iway and other key brands. We plan to continue to incur significant marketing expenditure to establish brand recognition and brand loyalty. If our marketing efforts do not produce a significant increase in business to offset our marketing expenditure, our losses will increase or, to the extent that we are generating profits, our profits will decrease. Furthermore, our Internet portal will be more attractive to advertisers if we have a large audience of consumers with demographic characteristics that advertisers perceive as favorable. Therefore, we intend to introduce additional and enhanced content, interactive tools and other services and features in the future in an effort to retain our current subscribers and users and attract new ones. Our reputation and brand name could be adversely affected if we are unable to do so successfully.
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
     Our revenues, expenses and operating results have varied in the past and may fluctuate significantly in the future due to a number of factors, many of which are outside our control. A significant portion of our investment and cost base is relatively fixed in the short term. Our revenues for the foreseeable future will depend on many factors, including the following:
•	the range of corporate network/data services provided by us and the usage thereof by our customers; and

•	the number of subscribers to our ISP services and the prevailing prices charged.
•	advertising revenue generated by our online portal services.
             Our future revenues are difficult to forecast and, in addition to the foregoing, will depend on the following:
•	the timing and nature of any agreements we enter into with strategic partners of our corporate network/data services division;

•	services, products or pricing policies introduced by our competitors;

•	capital expenditure and other costs relating to our operations;

•	the timing and nature of our marketing efforts;

•	our ability to successfully integrate operations and technologies from any acquisitions, joint ventures or other business combinations or investments;

•	the introduction of alternative technologies; and

•	technical difficulties or system failures affecting the telecommunication infrastructure in India, the Internet generally or the operation of our websites.
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
            Our success depends upon the continued service of our key personnel. Most of our employees are located in India. Each of our employees may voluntarily terminate his or her employment with us. We do not carry key person life insurance on any of our personnel, other than our Chief Executive Officer. Our success also depends on our ability to attract and retain additional highly qualified technical, marketing and sales personnel. The labor market for skilled employees in India is extremely competitive, and the process of hiring employees with the necessary skills is time consuming and requires the diversion of significant resources. We may not be able to continue to retain or integrate existing personnel or identify and hire additional personnel in the future. The loss of the services of key personnel, especially the unexpected death or disability of such personnel, or the inability to attract additional qualified personnel, could disrupt the implementation of our business strategy, upon which the success of our business depends.
The failure to keep our technical knowledge confidential could erode our competitive advantage.
            Like many of our competitors, we possess extensive technical knowledge about our products. Our know-how is a significant independent asset, which may not be protected by intellectual property rights such as patents, but is protected only by maintaining its confidentiality. As a result, we cannot be certain that our know-how will remain confidential in the long run. Employment contracts with certain of our employees who have special technical knowledge about our products or our business contain a general obligation to keep all such knowledge confidential and such obligation extends for a period of two years after the termination of employment. In addition to the confidentiality provisions, these employment agreements typically contain non-competition clauses. If either the confidentiality provisions or the non-competition clauses are unenforceable, we may not be able to maintain the confidentiality of our know-how. Even if every possible precaution, whether contractual or otherwise, is taken to protect confidential technical knowledge about our products or our business, there is still a danger that such information may be disclosed to others or become public knowledge in circumstance beyond our control. In the event that confidential technical information or know-how about our products or business becomes available to third parties or to the public, our competitive advantage over other companies in the wireless based IP/VPN industry could be harmed which could have a material adverse effect on our current business, future prospects, financial condition and results of operations.
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
     In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our independent registered public accounting firm’s audit of that assessment will require the commitment of significant financial and managerial resources. We have formed an internal control steering committee and adopted a project work plan to assess the adequacy of our internal controls over financial reporting, remediate any control deficiencies that may be identified, and validate through testing that our controls are functioning as documented. Our independent registered public accounting firm may be unable to issue unqualified attestation reports on management’s assessment on the operating effectiveness of our internal controls over financial reporting.
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
            Our company and certain of our officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names as defendants several of the underwriters involved in our initial public offering of American Depositary Shares. This class action is brought on behalf of a purported class of purchasers of our ADSs from the time of our Initial Public Offering, or IPO in October 1999 through December 2000. The central allegation in this action is that the underwriters in our IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased our ADSs in the IPO and the aftermarket. The complaint also alleges that we violated the United States federal securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits. In June 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against us and more than 300 other issuers who went public between 1998 and 2000 announced a proposed settlement with us and the other issuer defendants. The proposed settlement provides that the insurers of all settling issuers will guarantee that the plaintiffs recover $1.0 billion from non-settling defendants, including the investment banks who acted as underwriters in those offerings. In the event that the plaintiffs do not recover $1.0 billion, the insurers for the settling issuers will make up the difference. We believe that we have sufficient insurance coverage to cover the maximum amount that we may be responsible for under the proposed settlement, which we estimate to be approximately U.S. $3.9 million. Although the Federal District Court has preliminarily approved the settlement, it is possible that the Federal District Court may not approve the settlement in whole or part. We believe that we have adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect on our company.
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
            We have a significant, non-controlling minority interest in Man Financial Sify Securities India Private Limited (formerly known as Refco Sify Securities India Private Limited) that is accounted for under U.S. GAAP using the equity method of accounting. Under this method, we generally are obligated to report as “Equity in losses (gains) of affiliates” a pro rata portion of the financial results of any such company in our statement of operations even though we do not control the other company, subject to limitations in the case of losses that exceed our cost of investment. Thus, our reported results of operations can be significantly increased or decreased depending on the results of Man Financial Sify Securities India Private Limited or other companies in which we may make similar investments even though we may have only a limited ability to influence these activities.
            In October 2005, Refco Group US, or Refco, the 70.15% shareholder of Man Financial Sify Securities India Private Limited or Man-Sify, sought bankruptcy protection through a Chapter 11 filing at the New York Courts. Consequent to this, the businesses of Refco were under auction process and the auction bid was won by M/s Man Financial Inc, or Man Financial. The bid includes the holding of shares of Man-Sify by Refco. In connection with the purchase of Man-Sify shares by Man Financial, Man Financial and our company executed a Shareholders’ Agreement on November 25, 2005, pursuant to which, among other things, the name of Refco-Sify will change to Man-Sify. We do not have the valuation basis or the amount for which Man Financial has estimated in its bid. We, however, understand that the bid is higher than the book value of the shares. Further, we understand that Man-Sify’s business has not been significantly impacted due to these developments.
Our inter-city network is leased from other service providers and is dependent on their quality and availability.
            We have provided inter-city connectivity for our wireless-based IP/VPN business through lease arrangements rather than through capital investment in connectivity assets. Our ability to offer high quality telecommunications services depends, to a large extent, on the quality of the networks maintained by other operators, and their continued availability, neither of which is under our control. However, the abundance of supply of inter-city connectivity provides us with the ability of switching to companies offering better services. Although we always use more than one service provider where required, there can be no assurance that this dependence on external parties would not affect our network availability.
A significant majority of the iway cybercafés are franchised operations that we do not operate or control. We also provide Internet access services through a network of Cable Television Operators, or CTOs, whom we do not control.
            As of March 31, 2006, 3,273 cybercafés, representing substantially all of the iway cafes, were franchised by our company. Broadband Internet access to homes was provided through a network of about 1,500 CTOs. Our relationships with franchisees and CTOs are subject to a number of special risks. For example, we do not operate or control our franchisees or CTOs, and they may not meet their obligations under our agreements with them. The failure of a franchisee or CTO to provide quality services to its customers could result in end user dissatisfaction with our company. We may become involved in disputes with our franchisees or CTOs, which may result in litigation or the termination of one or more of our agreements. Our franchisees or CTOs could attempt to organize themselves into unions in order to negotiate more favorable terms in our agreements. Any failure to continue our relationships with our franchisees or CTOs on favorable terms could reduce the size of our market share for Internet access in India and decrease the revenues generated by our Internet access services division. Our company does not provide any financial support or guarantee to the franchisees.
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
Our current infrastructure and its scalability may not accommodate increased use while maintaining acceptable overall performance.
            Currently, only a relatively limited number of customers use our corporate network, our Internet service provider services and our Internet portal. We must continue to add to our network infrastructure to accommodate additional users, increasing transaction volumes and changing customer requirements. We may not be able to project accurately the rate or timing of increases, if any, in the use of our websites or upgrade our systems and infrastructure to accommodate such increases. Our systems may not accommodate increased use while maintaining acceptable overall performance. Service lapses could cause our users to use the online services of our competitors.
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
Risks Related to the ADSs and Our Trading Market
The interests of our significant shareholder, Infinity Capital Ventures, L.P., may differ from your interests.
            Based on our review of filings made with the SEC, as of the date of this report, we believe Infinity Capital owns approximately 42% of our outstanding equity capital, and Mr. Raju Vegesna of Infinity Capital serves as our Chairman of the Board of Directors and we have appointed Mr. P.S. Raju as the second nominee of Infinity Capital to our Board of Directors. As a result, Infinity Capital will be able to exercise significant influence over many matters requiring approval by our Board of Directors and/or our shareholders, including the election of directors and approval of significant corporate transactions, such as a sale of our company. Under Indian law, a simple majority is sufficient to control all shareholder action except for those items, which require approval by a special resolution. If a special resolution is required, the number of votes cast in favor of the resolution must not be less than three times the number of votes cast against it. Examples of actions that require a special resolution include:
•	altering our Articles of Association;

•	issuing additional shares of capital stock, except for pro rata issuances to existing shareholders;

•	commencing any new line of business; and

•	commencing a liquidation.
            Circumstances may arise in which the interests of Infinity Capital, or a subsequent purchaser of the shares currently owned by Infinity Capital, could conflict with the interests of our other shareholders or holders of our ADSs. Infinity Capital could delay or prevent a change of control of our company even if a transaction of that sort would be beneficial to our other shareholders, including the holders of our ADSs.
Holders of ADSs are restricted in their ability to exercise preemptive rights under Indian law and thereby may suffer future dilution of their ownership position.
            Under the Indian Companies Act, 1956 of India, or Indian Companies Act, a public company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders, whether on a show of hands or on a poll, holding not less than three times the number of votes, if any, cast against the resolution. At our 2000 Annual General Meeting, our shareholders approved a special resolution permitting us to issue up to one million equity shares in connection with acquisitions. We issued virtually all of these equity shares in connection with our acquisitions of India World Communications,

Indiaplaza.com and Kheladi.com and our investment in CricInfo Limited. At our 2001 Annual General Meeting, our shareholders approved a special resolution permitting us to issue up to four million additional equity shares in connection with acquisitions or capital raising transactions, and our ADS holders are deemed to have waived their preemptive rights with respect to these shares. At our December 2002 Extraordinary General Meeting, our shareholders approved a special resolution permitting us to issue up to 12.5 million additional equity shares in connection with the sale of equity shares to SAIF and Venture Tech, and our ADS holders are deemed to have waived their preemptive rights with respect to these shares. In December 2005 at an extraordinary general meeting, our shareholders waived their preemptive rights with respect to the issuance of 6.7 million shares to Infinity capital.
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
            Infinity Capital holds approximately 42% of our outstanding equity capital. Any significant sales of our equity shares or ADSs or a perception that such sales may occur might reduce the price of our ADSs and make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. We may issue additional equity shares to raise capital and to fund acquisitions and investments, and the parties to any such future transactions could also decide to sell them.
            Forward-looking statements contained in this report may not be realized.
            This report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks faced by us described above and elsewhere in this report. We do not intend to update any of the forward-looking statements after the date of this report to conform such statements to actual results.

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
            South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In April 1999, India and Pakistan conducted long-range missile tests. Since May 1999, military confrontations between India and Pakistan have occurred in the Himalayan region of Kargil and other border areas. In October 1999, the leadership of Pakistan changed as a result of a coup led by the military. In September 2001, terrorist attacks were conducted in the United States, which caused various adverse consequences, including adverse economic consequences. In addition, in October 2001 the United States commenced military operations against targets located in Afghanistan. In December 2001, terrorist attacks were conducted on the Indian Parliament building resulting in heightened diplomatic and military tension between India and Pakistan. In 2003 and continuing through 2006, the United States and several other countries have conducted military operations against targets in Iraq. Events of this nature could influence the Indian and/or global economy and could have a material adverse effect on the market for securities of Indian companies, including our ADSs, and the market for our services.
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
The Government of India may change its regulation of our business or the terms of our license to provide Internet access services, VoIP and VPN services without our consent, and any such change could decrease our revenues and/or increase our costs, which would adversely affect our operating results.
            Our business is subject to government regulation under Indian law and to significant restrictions under our Internet service provider license issued by the Government of India. These regulations and restrictions include the following:
•	Our Internet service provider license has a term of 15 years and was originally issued in 1998. Our Internet service provider license was reissued in 2002 enabling us to offer telephony services over the Internet. We have no assurance that the license will be renewed in the future. If we are unable to renew our Internet service provider license for any reason, we will be unable to operate as an Internet service provider in India and will lose one of our primary sources of revenue.

•	In December 2004, the Government of India issued licensing guidelines to offer VPN services by ISPs. Consequently, we applied for the license, and the Government of India issued a letter of intent to our company on December 30, 2004 for amendment of our existing ISP license to include provision of VPN services. In January 2005, we paid Rs.100 million as a one-time entry fee and submitted a financial bank guarantee of Rs.10 million as required by the letter of intent.

•	On January 11, 2005, we received provisional permission from the DOT, to offer VPN service in accordance with the new guidelines. Final permission to offer VPN service will be effective only after we sign the amendment to the license agreement. However, the provisional permission does not carry any terms and conditions relating to the license.

•	The DOT also required the ISP licensees to pay an annual fee of 8% of the adjusted gross revenues generated under the ISP license.

•	The Internet Service Provider Association of India, or ISPAI, had filed an appeal against this license with the Telecom Disputes Settlement and Arbitration Tribunal, or TDSAT. TDSAT directed the Government of India to consult with TRAI before finalizing the license conditions.

•	Pending a revised guideline from DOT, we had reserved Rs.24.6 million towards the 8% annual fee on VPN revenue as per the provisional IP – VPN license for the period April 1, 2005 to December 31, 2005 and Rs.12.7 million for the period January 1, 2006 to March 31, 2006 towards the 6% annual fee on adjusted gross revenue, or AGR, as per the ILD/NLD license requirement and Rs.5.6 million for the year ended March 31, 2005 towards the annual license fee.

•	In December 2005, DOT issued new guidelines for NLD/ILD licenses, which did away with the VPN license and permitted existing provisional VPN license holders to migrate to NLD/ILD licenses. The license fee payable is adjustable from the license fee paid for VPN license and the

NLD/ILD licenses attracts an annual fee of 6% on AGR generated by the business carried out under this license effective January 1, 2006. DOT has further imposed 6% on AGR on VoIP services, due to ambiguity in the definition of AGR we have, in reliance upon the advice of our counsel, provided Rs. 5.3 million pursuant thereto. We are yet to receive the NLD/ILD licenses.

•	The Government of India maintains the right to take over our entire operations or revoke, terminate or suspend our license for national security and similar reasons without compensation to us. If the Government of India were to take any of these actions, we would be prevented from conducting all or part of our business.

•	In view of the increasing concerns and instances of cyber threats and attacks, the government may ask the telecom licensees (including the ISPs) to provide monitoring facility at the licensee’s costs across its network as well as may ask for capture and retention of data in terms of traffic flow, usage details, etc. These may significantly increase the costs and result in lesser usage due to perceived violation of privacy by customers.

•	A network service provider acting as an intermediary is liable for third-party misuse / crimes under the Section 79 of the Information Technology Act, 2000 unless it can establish that it had no knowledge or that it had undertaken due diligence. While an expert committee has recommended that this clause be modified and the network service provider be made liable only if there is a direct role, as per the current stipulation a company may be held liable for any third party misuse.

•	There have been recent queries from certain government offices whether use of Session Initiation Protocol, or SIP, terminal to make calls to phones abroad is permissible within the ISP license. While we believe that it is permissible as the SIP terminal is a “computer” defined in the Information Technology Act, 2000. In case this view is not sustained, we may have to make significant investment in the SIP terminals to make it a PC-equivalent. This may entail substantial capital expenditure.
            Changes in Indian income taxes will increase our tax liability and decrease any profits we might have in the future.
            The statutory corporate income tax rate in India was 35.0% during fiscal 2005 and was subject to a 2.5% surcharge and 2% education cess, resulting in an effective tax rate of 36.6%. For fiscal year 2006, the corporate income tax rate has been reduced to 30%, subject to a surcharge of 10% and education cess of 2%, resulting in an effective tax rate of 33.7%. We cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be implemented by the Government of India. The Finance Minister of India had introduced a fringe benefits tax, or FBT, that would be levied on employers. Under this FBT, employers would be required to pay a tax of 30% exclusive of applicable surcharge and cess on the taxable value of the fringe benefits or privileges that are provided or deemed to be provided to employees on a collective, rather than individual, basis. The impact of FBT for the fiscal year ended March 31, 2006 was Rs 21 million included under selling and administration expenses.
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
The market penetration rates of personal computers and online access in India are far lower than such rates in the United States. Alternate methods of obtaining access to the Internet, such as through set-top boxes for televisions, are currently not popular in India. There can be no assurance that the number or penetration rate of personal computers in India will increase rapidly or at all or that alternate means of accessing the Internet will develop and become widely available in India. While the personal computer penetration level in India is relatively low, we are addressing the demand for public Internet access through the establishment of a retail chain of public Internet access centers, which we refer to as “cybercafés,” under the “iway” brand name. As of March 31, 2006, 3,273 iway cybercafés were franchised and 33 iway cybercafés were owned and operated by our company. Although this service creates a larger market, it also imposes on the operator of the cybercafé the considerable costs of providing the consumer access to a personal computer and related hardware and software.
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
Item 4.  Information on the Company
History and Development
Our company, Sify Limited (formerly known as Satyam Infoway Limited), was organized as a limited liability company under the laws of the Republic of India pursuant to the provisions of the Indian Companies Act on December 12, 1995. Until December 2002, we were a majority-owned subsidiary of Satyam Computer Services, a leading Indian information technology services company traded on the New York Stock Exchange and the principal Indian stock exchanges. Our company was formed as a separate business unit of Satyam Computer Services to develop and offer connectivity-based corporate services allowing businesses in India to exchange information, communicate and transact business electronically. We conduct substantially all of our business in India. Our subsidiaries include Sify Communications Limited (formerly Safescrypt Limited), Indiaworld Communications Limited, Sify International Inc. and Sify Networks Private Limited. The address of our principal executive office is Tidel Park, 2nd Floor, No. 4, Canal Bank Road, Taramani, Chennai 600 113 India, and our telephone number is (91) 44-2254-0770.
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
          In March 2000, we launched our network of public Internet cafés called iways to cater to the needs of Indians who do not have access to the Internet. In September 2000, we commenced our hosting services from our Tier-I data center at Vashi, Mumbai to provide colocation and managed services to our clients. In June 2001, we obtained permission to provide wireless connectivity on the 5.7 GHz spectrum from the Wireless Planning Commission. This enabled us to convert all our iways from Integrated Services Digital Network, or ISDN, connectivity on the last mile to wireless connectivity. This technology also enabled us to commence our high-speed/broadband access to homes, which began in March 2003. To enable quicker access to homes, we developed a model of partnering with Cable Television Operators, or CTOs, who already interface with households for providing cable television facilities to millions of households in India.
          In April 2002, ISP’s were permitted to provide restricted VoIP limited to outbound calls to International destinations and personal computer to personal computer calls in India. We started providing this service through our network of cybercafés, and later on through VoIP booths located in large commercial areas and corporate office complexes across major cities in India.
          From the time we launched our corporate services in 1997, we have constantly upgraded our technology to provide data services to corporate clients. We were the first Internet service provider in India to make our entire network IP-based and subsequently Multi Protocol Label Switching (MPLS)-enabled, which permitted us to continue to grow our corporate customer base. As of March 31, 2006, we provide data connectivity services to more than 1,200 corporate clients in industries ranging from information technology, manufacturing, banking and financial services industry, pharmaceuticals, retail distribution and the government.
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
          On November 10, 2005, Infinity Capital Ventures, LP (“Infinity Capital”) acquired 11,182,600 ADS of our Company from Satyam Computer Services Limited (“Satyam”) for US $5.60 per share in cash through a Sponsored ADR Programme arranged by the Company. The total purchase price for the Satyam shares was approximately US $62.6 million.
          In a separate transaction, also on November 10, 2005, Infinity Capital entered into a Subscription Agreement with us pursuant to which, upon the terms and subject to the conditions set forth therein, Infinity Capital agreed to purchase from us approximately 6.7 million newly-issued equity shares or ADSs at a purchase price of US $5.60 per share in cash. The total purchase price for the newly issued shares was approximately US $ 37.6 million. This transaction was approved by our shareholders at our Extraordinary General Meeting held on December 23, 2005. Subsequent to the quarter end, in January 2006, we completed the transaction. Also on November 10, 2005, Sify, Infinity Capital and Raju Vagesna entered into a Standstill Agreement pursuant to which, upon the terms and subject to the conditions set forth therein, Infinity Capital agreed not to purchase more than 45% of our fully diluted equity.
          In connection with the transactions, Mr. Raju Vegesna of Infinity Capital was appointed as the Chairman of our Board of Directors. We also appointed Mr. P. S. Raju as the second nominee of Infinity Capital to our Board of Directors.
          Based on our review of filings made with the SEC, we believe Infinity Capital now owns approximately 42% of our outstanding equity shares.

          Investment Strategy
          In evaluating investment opportunities, we consider important factors, such as strategic fit, competitive advantage and financial benefit, through a formal net present value evaluation. There is no significant difference in the analysis undertaken in connection with an investment in an affiliate compared to other uses of cash. Our investment strategy has not undergone major changes in the last four years.
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
Business Overview
          We are one of the largest integrated Internet, network and electronic commerce services company in India, offering end-to-end solutions with a comprehensive range of services delivered over a common Internet backbone infrastructure. Our services enable our business and consumer customers to communicate, transmit and share information, access online content and conduct business remotely using our private data network or the Internet. Our Internet and network services include the following:
•	Corporate Network/Data Services. We offer a suite of technology and network-based services that provide our corporate customers with comprehensive Internet and private network access. Our services enable our corporate customers to offer a full range of business-to-business and electronic commerce related services.

•	Internet Access Services. We offer dial-up Internet access, e-mail and web page hosting to consumers in India through convenient online registration and user-friendly software. In addition, we offer public Internet access to consumers through a retail chain of iway cybercafés. We also have tie-ups with certain cable television operators through which we offer Internet access through cable. As of March 31, 2006, we had approximately 890,000 retail Internet access subscribers.

•	Online Portal Services. We operate online portals, such as www.sify.com, www.samachar.com and www.sifymax.in, that function as principal entry points and gateway for accessing the Internet by providing useful web-related services and links. We also offer related content sites specifically tailored to Indian interests worldwide.

•	Other. We facilitate web based learning for various organizations by digitizing and uploading content to facilitate the same .
          We began providing corporate network/data services to businesses in April 1998, and as of March 31, 2006 we had more than 1,200 corporate customers. We launched our Internet service provider business in November 1998, becoming the first private Internet service provider to begin service after the Indian government opened the market to private competition. We also operate online portals, www.sify.com, www.sifymax.in, www.samachar.com, and related content sites specifically tailored for Indian interests worldwide. Sify.com is one of India’s leading portals with services in areas such as news, travel, finance, health and shopping in addition to e-mail, chat and search. Sifymax is a broadband portal offering live streaming and on demand video and audio content,news clips, TV reality shows and highlights of cricket matches.
          We currently operate a large national private data network in India. Our network utilizes Internet protocol, which is an Internet industry standard for tracking Internet addresses, routing outgoing messages and recognizing incoming messages. In February 2002, we became the first Indian company to be certified ISO 9001:2000 for network services, data center operations and customer relationship management. The ISO 9001:2000 certification from Det Norske Veritas (DNV), Netherlands under the RvA accreditation scheme provides recognition for self-defined benchmarks against international companies with respect to facilities, metrices, processes and practices. In fiscal year 2003, our Enterprise Solutions division was also certified ISO 9001:2000 for provisioning of corporate VPN’s, Internet bandwidth, VoIP, and integrated security solutions including pre-sales, sales, order processing and project management.
          As of March 31, 2006, we operated 171 points of presence serving more than 250 cities across India, which we believe represents an estimated, 95% of the installed personal computer base in India. Points of presence are telecommunications facilities located in a particular market which allow our customers to connect to the Internet through a local telephone call. Although our Internet service provider license permits us to establish and maintain our own direct connection to the international Internet, we no longer maintain satellite gateways. We intend to provide international bandwidth by leasing capacity of multiple oceanic systems.

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
          The ability to exploit the Internet service provider and other data service markets in India is currently inhibited by bandwidth limitations imposed by cost and technical obstacles. Generally, bandwidth remains very expensive in India however the emergence of private players in the last couple of years and liberalization measures have brought an increase in supply and a consequent downtrend in prices. Ceilings for bandwidth prices are set by the DOT and the TRAI plays the advisory role to the DOT.
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
Sify Business Model
          We believe that the growth of the Internet and other network services in India has been inhibited by relatively high costs and poor user experiences caused by an inadequate telecommunications infrastructure and slow network connection speeds. We are committed to expanding and enhancing our private network backbone and to providing high quality technical support to attract users to our services. We believe that our services provide our customers with the ability to exchange information, communicate and transact business over the Internet with speed, efficiency, reliability and security superior to other Internet service providers. Key advantages of the Sify business model include:
•	End-to-end network solutions for business customers. We provide our business customers with a comprehensive range of Internet, connectivity, security and consulting, hosting and managed service solutions complemented by a broad base of web-based business applications. Our corporate services range from dial-up and dedicated Internet access, virtual private networks, security, web implementation, electronic commerce solutions and web hosting. Our end-to-end solutions enable our corporate customers to address their networking and data communication needs efficiently without having to assemble products and services from different value-added resellers, Internet service providers and information technology firms.

•	National private Internet protocol network backbone and Wireless delivery on the last mile. We operate a large national Internet protocol data network in India. As of March 31, 2006, we owned and operated 171 points of presence serving more than 250 cities across India, which we believe represents an estimated 95% of the installed personal computer base in India. Our network provides the platform for the national delivery of Internet access to consumers as well as the backbone for our full range of corporate network/data services. A significant portion of our last mile delivery for corporates, and almost the entire iWay cybercafe network and hi–speed / broadband delivery to homes, is on the wireless mode, thereby enabling us to implement and deliver superior services compared to the wireline medium.

•	Internet content and electronic commerce websites customized for the Indian market. We view the Indian market as a series of specific market segments with unique cultural and topical interests, rather than an extension of a homogeneous, worldwide Internet market. We have assembled a team of India-based employees familiar with the local culture, language and business environments in our markets to develop Internet content and electronic commerce websites tailored for the Indian market. We regularly incorporate new and original third-party content suited to our local and regional audiences to enhance our customers’ online experience and to attract new users both within India and abroad. As a result of our local market knowledge, we have been able to increase traffic flow to our websites and to create brand awareness for our SifyOnline access service.

•	Managed Infrastructure services and Managed Security Services. We have customer engagements in all aspects of infrastructure services, networks security and hosting, with digital certificates based authentication service. We have extensive experience in providing information assurance and compliance certification, following frameworks such as COSO/COBIT and standards such as BS7799 and SAS 70. Our managed infrastructure and security services leverages on our rich experience and skill sets to provide constant value to our customers – namely better service levels and reduced costs. We constantly look at ways to efficiently manage customer assets remotely thus providing focused superior service at lower cost.
Strategy
          Our goal is to become the premier integrated Internet, network and electronic commerce solutions provider to businesses and consumers in India. Our principal business strategies to accomplish this objective are:
•	Invest in the continued enhancement and expansion of our network infrastructure to support customer growth, enter new markets and accommodate increased customer usage. We intend to continue to increase the capacity and geographic reach of our network in order to support subscriber growth, enter new markets and accommodate increased customer usage. We are committed to using proven technologies and equipment and to providing superior network performance. We have deployed asynchronous transfer mode, or ATM, switches on nine points of presence along our network. The rest of our network is based on Internet Protocol, or IP, and we are the first Indian service provider to have made our network Multi Protocol Label Switching (MPLS) compliant. We plan to procure international bandwidth by leasing capacity of multiple oceanic systems. As of March 31, 2006, we had leased one STM — 1 from UNSL landing at Mumbai and two Chennai on the Tata Indicom cable, in addition to an STM — 1 on the FLAG cable, landing at Mumbai from Reliance. We have also leased multiple links from Bharti on the i2i cable,We have also leased intercity links from multiple suppliers including BSNL, Bharti, Reliance and Power Grid corporation, in such a way that each one of our nodes are accessible from at least two other nodes, if not by two long distance operators. We believe that as the size and capacity of our network infrastructure grows, its large scale and national coverage will create economies of scale.

•	Increase penetration in our existing markets by expanding awareness of the “Sify” brand name to capitalize on our first mover advantage in India. We intend to capitalize on our first-to-market advantage in India to establish national service and a brand name in advance of other private competitors. As of March 31, 2006, we had approximately 890,000 retail Internet subscribers and 3,307 cybercafés, of which 34 were owned and 3,273 were franchised. Approximately 99% of these iways are on broadband, which provides the user with significantly faster access speeds. Our marketing strategy includes print, television and radio advertising, direct mailing campaigns targeting personal computer owners and operating “cybercafés.” We are also actively promoting our broadband services to homes through cable television operators. As of March 31, 2006, we had tie-ups with more than 1,500 cable television operators across 91 cities. We believe that increased focus on delivery of broadband services by the Government of India, availability of broadband content, reduced cost of personal computers and increased purchasing capacity of the middle class in India will drive this business forward in the future.

•	Expand our services with new technologies to enable our customers to use the Internet more effectively. We continually seek to expand the breadth of our service offerings with new technologies. Our cybercafés prominently display the Sify and SifyOnline brands and offer a full range of our Internet connectivity services. We also introduced a number of other services, including VoIP in April 2002, video conferencing, e-mail designed for regional Indian dialects, a user customized portal site and micro-payments.

•	Provide more value added services by leveraging on the rapid growth of wireless Internet and mobile services in India and strengthen our Internet portal with more content tailored to Indian interests worldwide. Our portals www.sify.com and www.samachar.com, function as initial gateways to the Internet, the user’s starting point for web browsing and other Internet services, for our consumer Internet service provider subscribers and cybercafé users. Our portals are media rich, user friendly, interactive websites offering hyperlinks to a wide variety of websites and services, including our own websites. Our websites cater to a variety of Indian interests within and outside of India. To achieve our goal of developing the premier Internet portal focused on the Indian market, we intend to continue to expand and improve the quality of www.sify.com, and are developing additional content oriented towards topical and cultural interests of Indians worldwide.

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
Service Offerings
          Corporate network/data services. Our corporate network/data services division addresses the network, security and application services needs of Indian enterprises by leveraging our national Tier 1 IP network infrastructure. The services include a comprehensive range of Internet protocol based Virtual Private Network, or IPVPN, offerings, including intranets, extranets and remote access applications to both small and large corporate customers. There is a strong focus on industry verticals such as IT/ITES (IT enabled services), banking and financial services industry (BFSI), government, manufacturing, pharmaceutical and FMCG. We were the first service provider in India to provide MPLS-enabled IPVPN’s on its entire network. We also have recently entered into a strategic partnership with the Power Grid Corporation of India (PGCIL) to provide enterprise network services to end customers across the country. We provide last mile connectivity in over 150 locations throughout India. Our entire network is MPLS enabled with built in redundancy with world class design and service standards. Frost & Sullivan, in its report on IPVPN service offerings in India, reported that we had emerged as the single largest player in the IPVPN space in India with 42.72% market share. We were also awarded the Frost & Sullivan Market Leadership Award for IPVPN’s in India for the years 2003 and 2005.
          SecureConnect™ is our comprehensive offering of secure, reliable and scalable IPVPN solutions that meet both mission-critical data networking and converged voice, video and data connectivity needs. It offers a variety of intranet and extranet configurations for connecting offices, remote sites, traveling employees and business partners, whether in India or abroad. Our platform of services includes:
•	SiteConnect™, which offers site-to-site managed MPLS-enabled IPVPN solutions, ideal for securely connecting regional and large branch offices within India to the corporate Intranet.

•	GlobalSiteConnect which is an international site-to-site managed MPLS-enabled IPVPN solution, ideal for securely connecting international branch offices to the corporate Intranet. It provides connectivity anywhere in the world through Sify’s alliances and partnerships with global overseas service providers such as Global Crossing (GC), Asia Net Com (ANC), and BtNA to name a few.

•	ExpressConnect, which offers a premium range of high-performance Internet bandwidth solutions for connecting regional offices, branch offices and remote locations to the corporate network. These solutions complement our SiteConnectrange of MPLS enabled IPVPN solutions, provide high-speed bandwidth in those situations where basic connectivity and cost are the top concerns

•	RoamConnect is our national and international remote access VPN, ideal for securely connecting employees, while they are traveling, to the corporate intranet; features “single number access” to SifyNet from anywhere in the country and provides access from anywhere in the world through Sify’s alliances with overseas service providers such as MCI, GRIC, IPASS and Fiberlink.

•	PartnerConnect is our remote access VPN offering, for providing secure and restricted dial-up access to business partners such as dealers, distributors and suppliers to the corporate extranet.
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
          Digital Certification. In technical collaboration with Verisign, a leading provider of Internet trust services, we have formed a wholly-owned subsidiary, Sify Communications Limited, to provide managed digital certificate-based authentication services in India. Sify Communications Limited is the principal affiliate of Verisign in India and is a member of Verisign’s Global Affiliate Network. Sify Communications Limited was accredited as the first Certifying Authority for issuance of Certificate for Digital Signature by the Ministry of Information Technology, Government of India.
          Remote Management Services. This service provides continuous proactive management and support of customer operating systems, applications and database layers through specialized monitoring tools and infrastructure experts to ensure that our customers’ infrastructure is performing optimally.
          Our corporate network/data services division accounted for approximately 49.8%, 56.0% and 54% respectively, of our revenues in fiscal years 2004, 2005 and 2006. We believe that corporate services will continue to be the largest part of our business for the immediate future.
          Internet access services.
          Our Internet access services for retail consumers include high-speed/broadband access to homes over cable, public Internet access from our network of iway cybercafés, VoIP and dial-up access to homes.
          Public Internet Access. We provide public Internet access to the large segment of the Indian population that does not own a personal computer through our network of iway cybercafés. Sify operates these iway cybercafés on a franchisee model. As of March 31, 2006, we had 3,307 iways in 153 cities, of which 3,273 cybercafés were franchised and 34 cybercafés were owned and operated by our company. We believe we are the largest branded network of cybercafés in India.
          In connection with our franchised iways, we grant each franchisee a non-exclusive license to operate the cybercafé using our logo, brand and trade names. We enter into an agreement with the franchisee establishing the rights and obligations of each party. In connection with the establishment of a franchised iway, we receive an initial franchise fee that covers the following upfront services rendered by our company:
•	conducting a market survey and deciding on the best location for the cybercafé;

•	installing the broadband receiver equipment on the roof of the cybercafé and linking it to one of our broadcasting towers;

•	obtaining the regulatory approvals for wireless transmission at the allotted frequency range;

•	installing the wiring from the receiver unit to the individual personal computers;

•	assistance in obtaining facilities, including computers and furnishings; and

•	providing an operations manual with instructions and guidelines for running the cybercafé.
          The cybercafés are owned and operated by the franchisees. The franchisee procures the retail space, invests in furniture, interior decor, personal computers, point of sale signage and employs/trains the staff. The franchisee is responsible for the maintenance of the premises and interface with customers. We provide the complete back-end support, including bandwidth, the authentication/usage engine and the billing/collection system. The prices to be charged to the customers and the services that can be rendered are controlled by Sify. On average, these iways have about seven personal computers and operate in an area of about 250 square feet. All iways operate on a prepaid subscription model, and the end customer has the ability to browse from any of the iways using the roaming facility that Sify provides. The billing system allows us the option of charging different prices based on the services used, time of usage and the place of use. More than 99% of these cafés are connected through the wireless mode, on the 5.7 ghz or the 2.4 ghz spectrum, with a subscriber unit placed on the top of the building and connected to an access point in a tower that is within a 5 kilometre radius from this location. We believe the iways offer a superior browsing experience compared to other cybercafés that operate on either a leased line or an ISDN facility. Today, iways are being used for a multitude of services including VoIP, video conferencing, online examination centres, online games and also as e-distribution points.

          Voice Over Internet Protocol. VoIP can be used in India for making International calls. We have leveraged on our extensive network of iways to offer VoIP. As of March 31, 2006, more than 2,500 of the iways had the capability to provide VoIP. We have also started providing these services through standalone VoIP booths at various strategic locations (1063 of them) in major cities. We offer the ability of making international calls to more than 165 countries, and have partnered with a few international carriers for carrying the traffic. These services are offered at prices that are up to 70% lower than those offered by the International long distance operators, and therefore provide a distinct value advantage to the end user. We use MPLS enabled technology that ensures voice clarity. Based on statistics provided by the various ISPs to TRAI, we had more than 30% share of the Internet telephony market for the year ended March 31, 2006.
          Broadband/high-speed Internet Access. Over the last two years, we have increasingly focused on various modes of delivering high-speed Internet service, to provide a superior browsing experience to the end customer than what he could experience from traditional dial-up access. The availability of wireless connectivity enabled us to overcome the hurdles associated with the “last mile” access in India. Initially, we focussed on providing high-speed service to large apartment complexes in the major cities, especially in Mumbai and Delhi, and subsequently moved to partnerships with the cable television operators, or CTOs, through a combination of wireless and wireline delivery. In India, we estimate there are more than 40,000 CTOs that provide cable access to more than 60 million households across the country.
          Each CTO has a well-defined area in which it operates. By leveraging on this existing network of CTOs that are close to the household, we could reach out to the target market more easily, while ensuring that our Internet service was branded separately and distinctly from the cable TV business of the CTO. The service is delivered to homes using a unique combination of wireless and cable. While the subscriber unit at the CTO premises is connected to the Sify base station on the wireless mode, the individual subscriber is connected using optical fibre that is laid by the CTO across its area of operation. We believe we are a leader in this medium of broadband delivery to homes. We collect an initial charge for installing the Ethernet card in a customer’s personal computer and for laying the initial cable infrastructure that includes the optical cable backbone, the switches and hubs that are required for the connection. We offer these services through three types of service plans – hourly, unlimited and download-based – to suit various requirements of individual users.
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
          We expect the market for consumer Internet access to remain highly price competitive. This would be especially true of the high-speed and broadband services which are the focus of attention of both the government and our competitors. The incumbent government owned telephone companies, BSNL and MTNL, along with the large private sector telephone companies, including Bharti, Tata Internet and Reliance, are focused on growing the broadband market in India, using DSL and cable as the medium of delivery. Contemporaneously, the government is trying to encourage growth by reducing the ceiling on the prices that can be charged for both international and domestic bandwidth.
          Our Internet access services division accounted for approximately 38.9%, 38.9% and 38.8%, of our revenues in fiscal years 2004, 2005 and 2006.
          Online Portal Services.
          We operate online portals, including India’s first broadband content portal, www.sifymax.in, and a group of websites under www.sify.com and an NRI portal, www.samachar.com, that function as principal entry points and gateways for accessing the Internet by providing useful web-related services and links. We also offer related content sites specifically tailored to Indian interests worldwide in five local Indian languages. Our portal sites, www.sifmax.in and sify.com, are designed to be the initial launch screen for all of our SifyOnline customers and iway users
          SifyMax.in provides live streaming and on demand video and audio content in 17 categories, including films and music, general entertainment, lifestyle, TV reality shows, podcasts, video blogs, business, sports and national news. Sify Max streams video content live (24 X 7) from TV channels like CNN-IBN & CNBC and hosts 15 radio stations offering Bollywood hits, latest chart-busters, Indipop and international in multiple languages. Sify Max has also been the official Internet partner of India’s most popular reality shows. Sify Max is a pioneer in live video streaming, having webcast Indian budget 2006, Mumbai Marathon, Lakme Fashion Week, the India Today Conclave and cricket matches.
          Sify.com provides a gateway to the Internet by offering communication and search tools such as email, messaging, chat, blogs, e-greetings and search engine to classifieds, jobs, travel, online portfolio management and channels for personal finance, astrology, lifestyle, shopping, movies, sports and news. It has been designed to address a wide audience, incorporating world class design and usability. The finance portal www.walletwatch.com covers the entire spectrum of equity markets, business news, insurance, mutual funds, loans and a host of paid and free financial services. The community channels of Sify include discussions, dlogs and groups.

          Today, there are probably more non-resident Indians, or NRIs, than Indians residing domestically who have access to the Internet. To address this market, www.samachar.com has been designed to address the need for NRIs to stay connected with India. This portal provides a range of news in English and five Indian languages, entertainment and services, including money transfer and gifting, that help over 1.5 million NRIs. We also launched our NRI Finance site to cater to increasing financial needs of the NRI community.
          Sifymall.in, the online shopping mall, stocks products from India’s leading brands. It offers competitive prices and a secure and convenient method of purchase. Users can buy using their credit or debit card, pay cash on delivery or send a check.
          Sify Mobile was launched during the year 2004 with 4545 as its short code. Its focus has been on providing relevant regional content to cater to the burgeoning number of mobile users in India. The range of services includes downloadable ring tones, wallpapers, news, cricket scores and a variety of other interactive services.
          In fiscal years 2004, 2005 and 2006, our online portal services division accounted for approximately 3.0%, 2.9% and 3.8%, respectively, of our total revenues. The decrease in our online portal and content offerings division’s revenues as a percentage of total revenues from fiscal year 2004 to fiscal year 2005 was due to a decrease in advertising revenues as a result of decreasing advertising expenditures by our customers, combined with lower advertising rates. However, a diversified service offering and increased sponsorship and advertising revenues on Sify Max reversed this trend in 2006.
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
Corporate Customers
          We have established a diversified base of corporate customers in a variety of data intensive industries, including information technology enabled services (ITES), banking financial services and iInsurance (BFSI), publishing, retail, pharmaceuticals and manufacturing. Our corporate customer base has grown to over 1,200 customers. Based on fiscal year 2006 revenues generated by our corporate network/data services division, our ten largest corporate customers were GE Capital Services India, Global Crossing, The Oriental Insurance Company Limited, Ernst & Young, Sigma Distributors (P) Limited, Satyam Computer Services, Oracle Software India Limited, Bharti Infotel, Wipro Spectramind Services, and Hutchison Max Telecom. No single customer accounted for more than 10% of our revenues in fiscal year 2006. The increased scope of the services we offer, particularly the provision of broadband services to our existing customers and International IPVPN services along with the increased reach of our network, has increased our market base.
Customer Service and Technical Support
          We believe that excellent customer support is critical to our success in attracting and retaining subscribers. We currently provide customer service and technical support via a local telephone call in most of the cities in which we have a point of presence. Our web-based help desk and MIS system provide online information to our clients. Subscribers can also e-mail their questions directly to a customer service and technical support address at our company. Our customer service and technical support staff handles all questions regarding a subscriber’s account and the provision of our services and is available 24-hours-a-day, seven-days-a-week.
Sales and Marketing
          Corporate Offerings. The principal focus of our sales and marketing staff is existing and potential corporate customers. We seek to penetrate this market through trade publication ads, industry trade shows and seminars for the benefit of industry associations and potential customers. As of March 31, 2006, we had 253 employees dedicated to sales and marketing exclusively for our corporate offerings.

          Consumer Offerings. A key element of our business strategy is to increase our brand awareness and market penetration among consumers through a number of means including an expanded advertising campaign focused primarily on print advertising, direct mail and free software to consumers who become subscribers.
          In addition, we intend to continue to operate cybercafés under the “iway” brand name, and to enter into relationships with independent cybercafés to co-brand our websites with their businesses, in order to expand access to our portal and websites by consumers who do not own a personal computer or have Internet access at home. To increase Internet access and use of our websites by personal computer buyers, we have entered into arrangements with a leading personal computer manufacturers to have our Internet access software bundled with their computers sold in India.
Technology and Network Infrastructure
          We operate a national Internet protocol private data network with 171 points of presence serving more than 250 cities and towns across India, which we believe represents an estimated 95% of the installed personal computer base in India. A point of presence is commonly defined as the ability to access online services in a market through a local telephone call or local leased lines. We operate our network facilities and customer service operations, which gives us greater control over the utilization and quality of our network. We have designed and built our network using advanced technologies and equipment which allows us to continue to expand the geographic range of our network, integrate improved data processing technologies and enhance speed and capacity with little or no disruption to our customers.
          Geographic Coverage. Through our national network of points of presence, our business and consumer Internet access customers are able to access the Internet in 171 of the largest markets in India via a local phone call on dial-up or through our cybercafé chain or local leased lines. We have backbone points of presence, or POPs, in Ahmedabad, Bangalore, Bhopal, Kolkata (Calcutta), Chennai (Madras), Kochi (Cochin), Chandigarh, Delhi, Hyderabad, Lucknow, Mumbai (Bombay) and Pune. These backbone points of presence, or primary nodes, reside at the core of a larger Internet protocol network with a partially meshed topology architecture. We have additional points of presence, or secondary nodes/base stations, in 161 other towns and cities. Each point of presence contains data communications equipment housed in a secure facility owned, leased or operated on an infrastructure co-location basis by our company located near a Bharat Sanchar Nigam Limited (BSNL), Mahanagar Telephone Nigam Limited (MTNL) or private basic service operator (BSO) telephone switching station. Most points of presence contain a modem bank which receives and aggregates incoming calls from customers who access our system by modem connection through a local call on the public telephone system, and then switches and routes aggregating broadband subscribers on wireless and fiber. The last mile of the Internet could be a leased line, ISDN or point-to-multipoint radio link in the 5.7 or 2.5 gigahertz range which we have licensed from the Wireless Planning Commission. We also use 2.4 ghz radios, which do not require an operating license, in some locations. Our larger corporate customers access the point of presence directly through leased lines or wireless links.
          Network Architecture. We ensure network reliability through several methods and have invested in proven technologies. We use Cisco routers to route traffic between nodes interconnected using a high speed interface. Most of our applications and network verification servers are manufactured by IBM, Sun and Hewlett-Packard.
          The primary nodes on the backbone network are connected by multiple high-speed fiber optic lines that we lease from long distance operators. The secondary nodes are connected by lower speed leased lines. A number of nodes are accessible from at least two other nodes, if not, by two long distance operators, allowing us to reroute traffic in the event of failure on one route. We reduce our exposure to failures on the local loop by usually locating our points of presence within range of service providers switching equipment and purchasing connectivity from multiple providers. To further maximize our network uptime, we are almost completely connected on fiber optic cables to the switching points of our service providers from our POPs.
          In addition to a fundamental emphasis on reliability and security, our network design philosophy has focused on compatibility, interoperability, scalability and quality of service. We use Internet protocol with Multi Protocol Label Switching, or MPLS, to transmit data, thus ensuring that our network is completely interoperable with other networks and systems and that we may port any application onto our network. The modular design of our network is fully scalable, allowing us to expand without changing the network design or architecture, thus ensuring little or no service disruption.
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
          Internet Access Services. As of December 31, 2005, approximately 155 companies were operational with an Internet service provider license in India. During the last few years, BSNL and MTNL, the leading government owned telecom providers, have grown their dial-up businesses significantly by bundling their Internet services with basic telephony services. Their subscriber base grew by around 55% during the year 2004 and by about 50% in the year 2005, while the subscriber base of the private operators increased marginally in 2004 and decreased by 1% in 2005. BSNL and MTNL have approximately 58% of the market share as of December 31, 2005. While the dial-up segment will grow, we expect the market for broadband Internet services to grow rapidly in the future due to additional telecom providers emerging as competitors. We expect the market for consumer Internet access to remain extremely price competitive as late market entrants attempt to acquire customers.
          There is no single significant competitor in the cybercafé space. Reliance Infocomm, a member of the Reliance group, has around 225 “webworlds.” Currently, the market is highly fragmented and dominated by individual entrepreneurs who own Internet cafés, with a few personal computers connected to the Internet through a leased line or ISDN line. With considerably lower overheads, these individuals are able to offer Internet access at lower rates. We compete by offering faster browsing speeds, improved overall ambience at our iways, convenient billing systems and roaming facilities.
          Online Portal Services. There are several other companies in India that have developed websites, including rediff.com which completed its initial public offering in the United States in June 2000. The market is dominated by Sify.com, Rediff.com, Indiatimes.com, Yahoo.co.in, MSN.co.in and Google.com. Most of the services offered on these portals are similar with very little differentiation. Google established an office in India and began operations during the year ended March 31, 2005.
          All the above mentioned portals are competing for a share of the online services market in India, which is dominated by online advertising, mobile telephone short code revenues and e-commerce. In terms of the share of the online advertising market, we are one of the leading companies. However, we lag competitors in mobile telephony short code and e-commerce services.
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
Government Regulation
          Our business is subject to comprehensive regulation by the Ministry of Communications through the Telecom Commission and the Department of Telecommunication, or DOT, pursuant to the provisions of the Indian Telegraph Act of 1885, or Telegraph Act, the India Wireless Telegraphy Act, 1933, or Wireless Act, the Information Technology Act, 2000 or IT Act and the terms of our Internet service provider license issued by the DOT under which we operate. Pursuant to the Telegraph Act, the provision of any telecommunications services in India requires a license from the Government of India, obtained through the DOT. While the Telegraph Act sets the legal framework for regulation of the telecommunications sector and the Wireless Act regulates the possession of wireless telegraphy equipment, much of the supervision and regulation of our company is implemented more informally through the general administrative powers of the DOT, including those reserved to the DOT and other governmental agencies under our license.
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

          We reserved Rs.24.6 million for the period from April 1, 2005 to December 31, 2005 towards the 8% annual fee on VPN revenue as per the provisional IP – VPN license and Rs.12.7 million for the period from January 1, 2006 to March 31, 2006 towards the 6% annual fee on AGR as per the ILD/NLD license requirement. The government has also revised guidelines, defining AGR for the purpose of levying annual license fee on VoIP services. As per this guidelines and based on opinion from the company’s legal counsel, we paid Rs.5.28 million for the period from January 1, 2006 to March 31, 2006, towards the annual license fee.
Seasonality
          We believe that our operations and businesses are not seasonal in nature.
Organization Structure
          We are not part of any group. A list of subsidiaries and relevant information about them is provided in Exhibit 8.1.
Property, Plant and Equipment
          We own our approximately 100,000 square foot corporate headquarters located in Chennai (Madras), India and an approximately 20,000 square foot regional office in Mumbai (Bombay). We lease an approximately 3,500 square foot network operations center in Chennai, a 20,000 square foot data center in Vashi, Mumbai and a 6,000 square foot office space in Prabhadevi, Mumbai. Our Chennai facility houses our central network servers as well as our network staff which monitors network traffic, service quality and equipment at all our points of presence, or POPs, to ensure a reliable Internet service. We have POPs in 171 towns/cities across India. Most of our POPs are staffed 24-hours-a-day, seven-days-a-week. Our POPs average approximately 750 square feet at each location. We have backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability.
Item 4A. Unresolved Staff Comments
          None.
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

Revenues
          Corporate network/data services
          Our corporate network/data services revenues primarily include connectivity services revenue and, to a lesser extent, revenues from the sale of hardware and software purchased from third party vendors, installation of the link and other ancillary services, such as e-mail, document management and domain registration. Generally, these elements are sold as a package consisting of all or some of the elements. Our connectivity services include IPVPN services, Internet connectivity, last mile connectivity (predominantly through wireless), messaging services, security services and web hosting for businesses. We provide these services for a fixed period of time at a fixed rate regardless of usage, with the rate for the services determined based on the type of service provided, scope of the engagement and the Service Level Agreement, or SLA. Our web hosting service revenues are primarily generated from co-location services and connectivity services. Our security services revenues include revenue from consulting services, vulnerability assessment and penetration testing.
          Internet access services
          Internet access services revenues are generated from the Internet connectivity we provide to our retail customers through public access and home access services. Home access services are provided through dial-up packs and broadband connectivity, which is provided through arrangements with CTOs. Our public access services are provided through franchised and company-owned cybercafés. Additionally, we generate revenue by providing Internet Telephony services, allowing customers to make international telephone calls over the Internet.
          Online portal services and content offerings
          Online portal services revenues include advertising revenues from the various channels of our Internet portal, www.sify.com. We enter into contracts with customers to serve advertisements in the portal, and we are paid on the basis of impressions, click-throughs or leads. Revenues also accrue from commissions earned on products and services rendered through www.sifymall.com, and also from value-added services that are rendered using our mobile telephone short code, 4545.
          Other services
          Other services include revenue from e-learning. We develop and upload content for e-learning to facilitate web-based learning in various organizations. We provide e-learning services on a time-and-materials or on a fixed-price bases.
          In Note 29 to our consolidated financial statements, we provide supplemental segment data, which provides separate revenue and operating income (loss) information for each of these business segments. This information is available in Item 18 — Financial Statements of this annual report and is incorporated herein by reference.
Expenses
          Cost of revenues
          Corporate network/data services
          Cost of revenues for the corporate network/data services division consists of telecommunications costs necessary to provide services, customer support costs, cost of goods in respect of communication hardware and security services sold and the cost of providing network operations. Telecommunications costs include the costs of international bandwidth procured from VSNL and satellite gateway providers and are required for access to the Internet, providing local telephone lines to our points of presence, the costs of using third-party networks pursuant to service agreements, leased line costs and costs towards spectrum fees payable to Wireless Planning Commission, or WPC, for provision of spectrum in the 5.7 GHz range to enable connectivity to be provided on the wireless mode for the last mile. In addition, the Government of India has recently imposed an annual license fee of 8% of the adjusted gross revenue generated from the provision of IPVPN services under our ISP license for the period January 11, 2005 to December 31, 2005 and 6% of the adjusted gross revenue for the period from January 1, 2006 for incomes generated from VPN business. Depreciation of plant and equipment has not been included in the cost of revenues since a significant part of the fixed assets are not directly identifiable.
          Internet access services
          Cost of revenues for the Internet access services division consists primarily of recurring telecommunications costs necessary to provide service to subscribers, direct costs paid to franchisees for running the iways and to cable television operators for providing Internet services through cable to customers as well as voice termination charges for VoIP services. The Government of India also has imposed an annual license fee of 6% of the adjusted gross revenue of the VoIP for the period January 1, 2006 to March 31 , 2006. Another recurring cost included in cost of revenues is the personnel and related operating expenses associated with customer support and network operations.

          Online portal services and content offerings
          Cost of revenues for the online portal services and content offerings division includes the cost of procuring and managing content for the websites and cost of ringtones downloaded by using our mobile telephone short code 4545.
          Selling, general and administrative expenses
          Selling, general and administrative expenses consists of salaries and commissions for sales and marketing personnel, salaries and related costs for executive, financial and administrative personnel, sales, marketing, advertising and other brand building costs, travel costs, and occupancy and overhead costs.
          Depreciation and amortization
          We depreciate our tangible assets on a straight-line basis over the useful life of assets, ranging from two to five years and, in the case of buildings, 28 years. We do not amortize goodwill or indefinitely lived intangible assets recognized in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. In accordance with our accounting policy, during fiscal 2002, our management assessed the goodwill that we were carrying on our books in connection with the significant acquisitions and investments made by us in Internet content and commerce companies in 1999 and 2000, including IndiaWorld Communications and IndiaPlaza.com. Based on that evaluation, which was measured at the enterprise level, we concluded that these intangible assets were impaired. Accordingly, during fiscal 2002, we recorded a non-cash charge of Rs.4,112.7 million to write-off all of the goodwill related to these acquisitions. Impairment of Rs.15.0 million was recognized in fiscal 2002 in respect of other investments. In addition, during fiscal 2002, we recorded a non-cash charge of Rs.1,089.9 million to reflect an impairment of investment in affiliate related to our investment in CricInfo Limited. We assess for impairment of long-lived assets under SFAS No. 144. The carrying value of long-lived assets are compared with the adjusted estimated future cash flows at the identifiable business segment level. If the sum of such undiscounted cash flows is less than the aggregate carrying amount, the asset is not recoverable and the impairment loss is recognized. During fiscal 2004, we recorded an impairment charge of Rs.22.6 million ($0.5 million).
          Amortization of deferred stock compensation expense
          A total of 3.2 million equity shares are reserved for issuance under our Associate Stock Option Plan (ASOP). As of March 31, 2006, we had outstanding an aggregate of 2,055,297 options (net of 1,020,112 options that have been forfeited by employees or expired) under our ASOP with a weighted average exercise price equal to approximately Rs.265.31 ($5.96) per equity share. The unamortized deferred compensation expense related to these grants amounted to Rs.41.9 million ($0.9 million) as of March 31, 2006.
          In addition to our operations and those of our consolidated subsidiaries, our financial statements include our pro rata share of the financial results of those companies in which we have significant, non-controlling minority interests, such as Wisden CricInfo Limited and Man Financial-Sify Securities India Private Limited. These investments are accounted for under the equity method of accounting. In December 2002, we divested our entire stake in Placements.com Private Limited. In February 2004, we sold our investments in Wisden CricInfo Limited for a total consideration of Rs.61.2 million (GBP 0.7 million), which includes repayment of loan made to Wisden CricInfo of Rs.22.9 million (GBP 0.3 million).
Results of Operations
Year ended March 31, 2006 compared to year ended March 31, 2005
          Revenues. We recognized Rs.4,681.8 million ($105.3 million) in revenues for the year ended March 31, 2006, as compared to Rs.3,613.5 million for the year ended March 31, 2005, representing an increase of Rs.1,068.3 million, or 29.6%.
          The revenues generated by our corporate network/data services businesses increased by Rs.507.7 million, or 25.1%, over the previous year. The increase is attributable to increases in connectivity revenues of Rs.499.4 million, installation revenues of Rs.12.8 million and security consultancy revenues of Rs.28.9 million, offset by a decrease in hardware and software sales of Rs.33.4 million. The corporate network/data services businesses successfully obtained a significant number of new orders and a large number of incremental orders from customers with operations throughout India for providing IPVPN and Internet connectivity. We currently have more than 1,200 corporate customers of our connectivity services. Sale of hardware includes Rs.0.7 million revenue recognized against sales-type leases. These sales-type lease transactions represent the sale of certain network equipment to corporate customers and franchises.
          The increase in consumer Internet access revenues was Rs.409.2 million, or 29.1%, over the previous year. The increase was as a result of an increase in public Internet access revenues by Rs.82.6 million, or 14.5%, increased revenues of Rs.90.7 million, or 41.1%, from voice-over-IP services, increased revenues from home based broadband subscribers of Rs.274.5 million or 95% and Rs.26.5 million or 93.5% increase from sale of hardware. These increases were partially offset by a decrease of Rs.62.6 million or 33% in the revenues from the dial-up business. The franchise fees recognized were marginally lower at Rs.104.1 million for the year ended March 31, 2006, compared with Rs.108.0 million for the year ended March 31, 2005. During the course of the year, the number of cybercafés increased from 2,471 to 3,307 whereas the number of iways in operation was only 1,725 as of March 31, 2004. The subscribers of the high speed Internet access to homes increased by more than 100% during the year, from around 89,000 as of March 31, 2005 to more than 183,000 as of March 31, 2006. The average revenue per user, or ARPU, per month fell by about 24% during the year. We experienced a 65% increase in the volume of VoIP calls made from our cybercafés and VoIP booths during the year, which we believe was due in part to our competitive pricing. We also started offering VoIP services to enterprises in the IT/ ITES segment during the year. Our overall voice minutes grew by 107% during the year. The average realisation per minute dropped by about 30% during the year, part of which is attributable to the lower price range of the service offered to the IT/ ITES segment. Our dial-up business continued to decline with a decrease in the number of subscribers as well as the usage minutes. Bundling of services offered by the public sector telephone companies resulted in a marked decline in the market share of private ISPs in the dial-up market segment.
          Our online portal and content offerings division accounted for Rs.179.0 million of revenues for the year ended March 31, 2006, as compared to Rs.103.1 million for the year ended March 31, 2005, representing an increase of Rs.75.9 million, or 73.7%. This increase was on account of revenues from advertising increasing by 60%, revenue from commissions earned from e-commerce increasing by 86%, and in value-added services such as downloadable ring tones and mobile content increasing by more than 250%.
          Revenues from our other businesses increased from Rs 82.12 million to Rs 157.61 million, or 91.9%. A number of our existing customers increased the size of their engagements with this division, and this combined with the addition of new customers, contributed to the increase in revenues.
          Cost of Revenues. Cost of revenues was Rs.2,534.7 million ($57.0 million) for the year ended March 31, 2006, compared to Rs. 2,023.9 million for the year ended March 31, 2005, representing an increase of Rs.510.8 million, or 25.2%. This increase was due to a Rs.194.7 million increase in bandwidth and voice termination costs, a Rs.141.0 million increase in direct expenses paid to franchisees and CTOs, for providing broadband delivery through cable, a Rs.121.1 million increase in personnel expenses of our directly billable manpower and the technology department, a Rs.18.4 million increase in cost of goods sold and Rs.35.6 million increase in other expenses. Cost of goods sold includes Rs.37.3 million towards an annual license fee on the revenue earned for VPN Services we provided for the year ended March 31, 2006, compared to Rs.5.6 million for the year ended March 31, 2005. For the year ended March 31, 2006, the cost of goods sold also includes an amount of Rs 5.28 million towards license fees on VoIP revenues earned for the quarter ended March 31, 2006.
          Selling, general and administrative expenses. Selling, general and administrative expenses were Rs.1,852.3 million ($41.6 million) for the year ended March 31, 2006, compared to Rs. 1,418.8 million for the year ended March 31, 2005, representing an increase of Rs.433.5, million or 30.6%. This increase was due to an increase of Rs. 99.5 million in personnel expenses due to increased staffing and salary increases, Rs.104.6 million increase in the cost of outsourced contract personnel salaries, Rs.73.0 million increase in marketing and promotion expenses, Rs.47.1 million increase in traveling expenses, Rs.47.9 million increase in rental costs for our office premises and nodes, Rs.31.7 million increase in repairs and maintenance expenses and Rs.29.7 million increase in other expenses.
          Provision for doubtful receivables and advances. Provision for doubtful receivables and advances was Rs.90.7 million ($2.0 million) for the year ended March 31, 2006, compared to Rs.57.6 million for the year ended March 31, 2005, representing an increase of Rs.33.1 million, or 57.5%. The increase was primarily on account of a more stringent review of our receivables position, on account of which we provided for a higher amount during the year ended March 31, 2006. The provision for doubtful debts for the year was at 1.9% of revenues, as compared to 1.6% during the year ended March 31, 2005.
          Depreciation. Depreciation for the year ended March 31, 2006 was Rs.395.0 million ($8.9 million), as compared to Rs.472.4 million for the year ended March 31, 2005, representing a decrease of Rs.77.4 million, or 16.4%. There was a significant purchase of assets during the period March to September 2000. Since most of the assets are depreciated over a 5-year period on the straight line method, these assets would have been fully depreciated by September 2005, and have not contributed to the depreciation charge during the other quarters of the fiscal year ended March 31, 2006. As the purchase of new assets during the last few quarters is significantly lower than the purchase during the 2000 period as mentioned above, the depreciation charge is lower. The decrease is also due to the change in the estimated life of certain computers and servers from 2 years to 5 years effected during the quarter ended June 30, 2005. This resulted in a decrease of Rs.32.7 million in the depreciation charge for the year ended March 31, 2006.
          Amortization of intangible assets. Amortization of intangible assets was Rs.68.8 million ($1.5 million) for the year ended March 31, 2006, compared to Rs.84.4 million for the year ended March 31, 2005, representing a decrease of Rs.15.6 million, or 18.5%. The decrease is as a result of certain intangible assets being fully written off in the previous year.
          Amortization of deferred stock compensation expenses. Amortization of deferred stock compensation expenses was Rs.12.7 million ($0.3 million) for the year ended March 31, 2006, compared to Rs.10.6 million for the year ended March 31, 2005, representing an increase of Rs.2.1 million, or 19.8%. The increase was due to new stock options granted during the year ended March 31, 2006.

          Foreign exchange (gain)/loss. Foreign exchange gain for the year ended March 31, 2006 was Rs.23.2 million ($0.5 million), compared to Rs.2.6 million for the year ended March 31, 2005, representing an increase of Rs.20.6 million, or 796.1%. This is as a result of the appreciation of U.S. Dollar against the Indian Rupee as compared to March 31, 2005, which impacted the value of our U.S. Dollar denominated cash deposits. It may be noted that there were wide fluctuations in the value of the Rupee against the dollar during the fiscal year ended March 31, 2005, ranging from 43.4 to 45.99 on account of which we had converted $ 5 million during January 2005. The proceeds of the fresh issuance of ADRs to Infinity Capital in January 2006, amounting to $ 37.5 million were held as U.S. Dollar deposits as of March 31, 2006. The forex translation gain that was recorded on this amount represents a significant part of the gain that was recorded for the fiscal year ended March 31, 2006. To reduce the impact of forex fluctuations on our financial results and to benefit out of the higher interest levels on Indian deposits, we have since converted $ 10 million into Indian Rupees in April 2006.
          Other income (net). Other income was Rs.59.2 million ($1.3 million) for the year ended March 31, 2006, compared to Rs.93.3 million for the year ended March 31, 2005, representing a decrease of Rs.34.1 million, or 36.5%. During the fiscal year ended March 31, 2006, Other Income included a reversal of liabilities that were no longer required amounting to Rs.24.2 million, and an amount of Rs.15.7 million that was recognized as gain on sale of our investment in Dr. Reddy’s Biosciences Limited (formerly Satyam Institute of E- Business Limited). This was partially offset by an increase in Interest Income (net) of Rs.5.8 million.
          Equity in profit of affiliates. Equity in the profit of affiliates was Rs.40.7 million ($0.9 million) for the year ended March 31, 2006, compared to Rs.50.8 million for the year ended March 31, 2005, representing a decrease of Rs.10.1 million, or 19.8%. During the quarter ended March 31, 2005, Man Financial-Sify completed a rights issue, in which we chose not to participate. As a result, our equity ownership in Man Financial-Sify has been reduced from 40% to 29.85%, as of March 15, 2005. Due to additional issuance of shares, we recorded Rs.1.1 million as gain on dilution through Shareholders’s equity as per Stock Accounting Bulletin 51, Accounting For Sales of Stocks by a Subsidiary (“SAB”) for the year ended March 31, 2005. The increase in net worth of Man Financial-Sify during the year ended March 31, 2005 was higher than the increase during the year ended March 31, 2006 by Rs.11.1 million which has contributed to the decrease in our share of equity in the profits of affiliates for the year ended March 31, 2006.
          Net Loss. Our net loss was Rs.149.2 million ($3.4 million) for the year ended March 31, 2006, compared to a net loss of Rs.307.6 million for the year ended March 31, 2005.
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
          Depreciation. Depreciation for the year ended March 31, 2005 was Rs.472.4 million ($10.8 million), as compared to Rs.432.7 million for the year ended March 31, 2004, representing an increase of Rs.39.7 million, or 9.2%. This increase is due to the increase in capital equipment deployed in our network infrastructure.
          Amortization of intangible assets. Amortization of intangible assets was Rs.84.4 million ($1.9 million) for the year ended March 31, 2005, compared to Rs.99.4 million for the year ended March 31, 2004, representing a decrease of Rs.15.0 million, or 15.1%. There was a decrease of Rs. 22.8 million resulting from a lower amortization of system software and other intangible assets being fully written off during the fiscal year ended March 31, 2004 and during the fiscal year ended March 31, 2005..This was partially offset by an increase of Rs.6.3 million ($0.1 million) on amortization of customer contract intangibles that arose during our acquisition of Sify Networks Private Limited (formerly E Alacatraz Consulting Private Limited) and an increase of Rs.1.5 million ($0.03 million) on amortisation of IPVPN licence fees paid during the year.
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
          Equity in profit of affiliates. Equity in the profit of affiliates was Rs.50.8 million ($1.2 million) for the year ended March 31, 2005, compared to Rs.17.1 million for the year ended March 31, 2004, representing an increase of Rs.33.7 million, or 197.1%. The increase is on account of sale of our stake in Wisden Cricinfo in February 2004. Our share of the loss of Wisden CricInfo for the year ended March 31, 2004 was Rs.21.6 million. The increase is also on account of better performance of our affiliate Refco-Sify during the year ended March 31, 2005. During the year ended March 31, 2005, Refco-Sify completed a rights issue. The Company chose not to participate in the rights issue. As a result, our equity ownership in Refco-Sify has been reduced from 40% to 30%. Due to additional issuance of shares, we recorded Rs.1.1 million as gain on dilution through shareholders’ equity as per Staff Accounting Bulletin 51, Accounting For Sales Of Stock By A Subsidiary (“SAB 51”). We do not have any intention of further investment or dilution of our investment in Refco-Sify.
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
Liquidity and Capital Resources
          Prior to 1998, we financed our operations through funding from Satyam Computer Services, our former parent company. No further funding is expected from Satyam Computer Services in the future. Since 1998, we have financed our operations through equity sales and borrowings from institutions and banks. During fiscal years 1998, 1999 and 2000, we received Rs.38.5 million, Rs.307.5 million and Rs.10,220.0 million, respectively, in net cash proceeds from the sale of equity securities. We did not issue any equity shares in financing transactions in fiscal year 2001 or fiscal year 2002. During the fiscal years 2003 and 2004, we received Rs.792.0 million and Rs.166.9 million, respectively, in net cash proceeds from the issuance of equity securities. During fiscal year 2005, we received Rs.78.8 million in net cash proceeds from the issuance of shares to employees upon exercise of their stock options. During fiscal year 2006, we received Rs. 1,643.0 million in net cash proceeds towards issuance of shares to Infinity Capital Ventures and Rs. 49.4 million from issuance of shares to employees upon exercise of their stock options.
          In July 2003, we sold our investment in one of our subsidiaries for consideration of Rs.277.5 million ($6.4 million). In February 2004, we sold our entire investment in Wisden CricInfo for a total consideration of Rs.61.2 million ($1.4 million) (GBP 0.74 million) which included repayment of loans made to Wisden Cricinfo of Rs.22.9 million ($0.5 million) (GBP 0.3 million).
          The following table summarizes our statements of cash flows for the periods presented:

	Fiscal year ended, and as of March 31,
	2004	2005	2006	2006
	Indian Rupees			U.S. Dollars
	(in thousands)
Net loss	(371,284)	(307,576)	(149,245)	(3,355)
Net decrease (increase) in working capital	57,288	198,707	(128,119)	(2,880)
Other adjustments for non-cash items	587,981	559,821	500,478	11,251
Net cash provided by (used in) operating activities	273,985	450,952	223,114	5,016
Net cash provided by (used in) investing activities	11,327	(523,504)	(429,138)	(9,648)
Net cash provided by (used in) financing activities	189,958	69,182	1,684,055	37,861
Effect of exchange rate changes on cash and cash equivalents	(47,063)	1,479	20,558	463
Net increase (decrease) in cash and cash equivalents	428,207	(1,891)	1,498,589	33,692
          Our principal capital and liquidity needs historically have related to developing our network infrastructure and our corporate network and electronic commerce services, establishing our customer service and support operations, developing our sales and marketing activities and for general working capital needs. We have also expended significant funds on acquisitions and investments.
          A significant part of the development of our points of presence in India and our related network and infrastructure was completed during fiscal year 2001. During fiscal year 2001, we invested approximately Rs.500.0 million in moving to new owned office space in Chennai and Mumbai. Since the expansion into additional points of presence in India was not a priority and since the network had sufficient capacity to handle the traffic during 2003 and 2004, there were no significant sums expended on plant and equipment during those years, other than equipment required to provide broadband access through wireless technologies on the last mile. As a result, we incurred Rs.284.3 million and Rs.342.6 million for capital expenditures for the fiscal years ending March 31, 2003 and 2004, respectively. During the course of fiscal 2005 and 2006, we increased our capital expenditures to expand our network reach to cover 171 points of presence, to meet the needs of our growing client base. We incurred Rs.533.2 million and Rs. 587.5 million for capital expenditures during fiscal 2005 and 2006 respectively.

          Although we have 171 points of presence in India, a need for expansion into smaller towns would arise as our corporate and data network services grow, especially as we increase the connectivity for some of our existing clients.. There are many ISP’s and data/network service providers exiting the business and, depending on pricing and other terms, we may acquire one or more of these third parties. In that event, we will need to invest in technologies to increase the speed of the backbone and edge networks. We will also have to invest in wireless and wire line methods of last mile Internet access delivery.
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
          We intend to continue to focus on generation of cash surpluses in fiscal year 2007. Nevertheless, we expect to incur continued losses in the near future. Based upon our present business and funding plans, we believe that our cash and cash equivalents of Rs.2,822.5 million ($63.5 million) as of March 31, 2006, excluding restricted cash included in current assets of Rs.1.0 million ($0.02 million), is sufficient to meet our currently known requirements for at least the next 18 months beginning April, 2006. In light of the highly dynamic nature of our business, however, we cannot assure you that our capital requirements and sources will not change significantly in the future.
          Cash balances held in foreign currency were Rs.555.7 million, Rs.293.2 million and Rs.1,956.39 million as of March 31, 2004, 2005 and 2006, respectively. Cash balances held in Indian currency were Rs.881.8 million, Rs.1,062.9 million and Rs.867.1 million as of March 31, 2004, 2005 and 2006, respectively. These amounts include cash and cash equivalents and restricted cash. Foreign exchange loss during fiscal 2004 was Rs.52.2 million and foreign exchange gain during fiscal 2005 and 2006 were Rs.2.6 million and Rs.23.2 million, respectively. This foreign exchange gain or loss is on account of cash held in foreign currency impacted by appreciation or depreciation of the U.S. Dollar against the Indian Rupee.
          Cash provided by operating activities during fiscal year 2006 was Rs.223.1 million. This is mainly attributable to non-cash depreciation charge of Rs.476.5 million, provision for doubtful receivables of Rs.90.7 million, increase in trade accounts payable by Rs.177.2 million, increase in advances received from customers by Rs.43.1 million, increase in deferred revenues by Rs.35.1 million, offset by net loss from operations of Rs.149.2 million, increase in accounts receivable by Rs.279.9 million, increase in other assets by Rs.69.3 million, increase in prepaid expenses by Rs.4.0 million, increase in inventories by Rs.1.3 million, translation gain on cash and cash equivalents of Rs.20.6 million and decrease in other liabilities by 12.6 million. Cash provided by operating activities during fiscal year 2005 was Rs.451.0 million. This is mainly attributable to non-cash depreciation charge of Rs.567.4 million, provision for doubtful receivables of Rs.57.6 million, increase in trade accounts payable by Rs.310.6 million, increase in other liabilities by Rs.74.2 million, decrease in prepaid expenses by Rs.19.8 million and loss on sale of plant and equipment of Rs.2.8 million, offset by net loss from operations of Rs.307.6 million, increase in accounts receivable by Rs.178.9 million, increase in inventories by Rs.8.4 million, decrease in advances received from customers by Rs.14.2 million, increase in other assets by Rs.26.2 million and gain on sale of investments of Rs.15.7 million. Cash provided by operating activities during fiscal year 2004 was Rs.274.0 million. This is mainly attributable to a Rs.582.5 million non-cash depreciation charge, Rs.76.5 million provision for doubtful receivables, increase in trade accounts payable by Rs.120.6 million, an increase in advances received from customers by Rs.57.5 million, a decrease in other assets by Rs.43.0 million, a Rs.17.8 million decrease in prepaid expenses, and a Rs.22.9 million decrease in inventories, offset by a Rs.371.3 million net loss from operations, an increase in accounts receivable by Rs.223.1 million, a decrease in other liabilities by Rs.42.0 million, gain on sale of plant and equipment of Rs.2.0 million and gain on sale of investments of Rs.99.0 million.
          Cash used in investing activities during fiscal year 2006 was Rs.429.1 million, principally as a result of expenditure on purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network of Rs.587.4 million and purchase of intangible assets of software licenses of Rs.17.6 million, partially offset by proceeds from advances received towards sale of investments of Rs.139.8 million, movement in restricted cash by Rs.31.2 million and proceeds from sale of plant and equipment for Rs.4.9 million. Cash used in investing activities during fiscal year 2005 was Rs.523.5 million, principally as a result of expenditure on purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network of Rs.533.2 million and purchase of intangible assets of IPVPN License fee of Rs.100.0 million, partially offset by proceeds from sale of investments of Rs.15.0 million, movement in restricted cash by Rs.79.5 million and proceeds from sale of plant and equipment for Rs.15.2 million. Cash provided by investing activities of operations during fiscal year 2004 was Rs.11.3 million principally as a result of proceeds from sale of investments for

Rs.257.4 million, movement in restricted cash by Rs.62.9 million, proceeds from sale of investment in affiliates for Rs.56.7 million and proceeds from sale of plant and equipment for Rs.13.0 million, offset by expenditure of Rs.342.6 million on purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network, purchase of intangible assets of Rs.2.3 million and purchase consideration for the acquisition of Sify Networks Private Limited (formerly E Alcatraz Consulting Private Limited) for Rs.32.8 million.
          Cash provided by financing activities for fiscal year 2006 was Rs.1,684.1 million, which consisted of net proceeds from issuance of common stock of Rs.1,692.4 million, partly offset by repayment of principal under capital lease obligations of Rs.8.3 million. Cash provided by financing activities for fiscal year 2005 was Rs.69.2 million, which consisted of net proceeds from issuance of common stock to employees on exercise of stock options of Rs.78.8 million, partly offset by repayment of principal under capital lease obligations of Rs.9.6 million. Cash provided by financing activities for fiscal year 2004 was Rs.190.0 million and consisted of net proceeds from issuance of common stock of Rs.166.9 million and acquisition related debts of Rs.30.4 million, offset by repayment of principal under capital lease obligations of Rs.7.3 million.
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
          Government of India policies previously limited the total foreign equity in an Internet service provider to 49%. In May 2001, the Department of Commerce and Industry increased the limit on foreign direct investment for Internet companies from 49% to 74%. Our license was reissued in April 2002, increasing the maximum permitted level of foreign equity investment in our company to 74% and also permitting us to provide VoIP, subject to the terms of operation as detailed in the license. This limit of 74% is the maximum foreign equity investment that was permitted for ISPs that operate their own international gateways. Since we do not operate our own international gateways we were allowed to increase our foreign equity participation to 100%. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our shareholders and the holders of our ADSs will be reduced and these securities may have rights, preferences or privileges senior to those of our shareholders and the holders of our ADSs. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund and expand our operations, take advantage of unanticipated opportunities, develop or enhance Internet content, features or services, or otherwise respond to competitive pressures will be significantly limited. Our business, results of operations and financial condition could be materially adversely affected by any such limitation. Please see “Item 3. Key Information—Risk Factors—Forward-looking statements contained in this annual report may not be realized.”
          As of March 31, 2006, we had spent approximately Rs.2,649.38 million ($59.6 million) to develop and deploy our network infrastructure. As of March 31, 2006, our future contractual obligations and commercial commitments were as follows:

	Payments Due by Period			Rs.Million
					More
Contractual		Less than 1			than 5
Obligations	Total	year	1-3 years	3-5 years	years
Capital Lease Obligations	5.6	2.9	2.7	—	—
Total Contractual Obligations	5.6	2.9	2.7	—	—

	Amount of Commitment Expiration Per Period			Rs.million
	Total Amounts	Less than 1			Over 5
Other Commercial Commitments	Committed	year	1-3 years	4-5 years	years
Standby Letters of Credit	247.9	247.9	—	—	—
Guarantees	174.7	24.5	148.7	1.5	—
Other Commercial Commitments	162.3	162.3	—	—	—
Total Commercial Commitments	584.9	434.7	148.7	1.5	—
          Recent Accounting Pronouncements
          SFAS No. 123(R)
          Recently, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), Share Based Payment (SFAS No. 123R), requiring companies to change their accounting policies to record the fair value of stock option issued to employees as an expense. Currently, we do not deduct the expense of employee stock option grants from its income statement based on the fair value method as we have adopted the pro forma disclosure provisions of SFAS No. 123. We are required to adopt SFAS No. 123R on April 1, 2006. The unamortized stock compensation expense as of March 31, 2006, determined under the fair value method is approximately Rs. 178,209 ($4,006). We are evaluating the impact of the standard on the existing grants of employee stock options and future grants, if any. We are required to adopt SFAS No. 123R on April 1, 2006. The unamortized stock compensation expense as of March 31, 2006, determined under the fair value method is approximately Rs. 178,209 ($4,006). We are required to adopt SFAS No.123(R) on April 1, 2006. Our management expects compensation costs to be recognized in accordance with SFAS No.123(R) to be significantly higher than that would have been recognized under APB 25.
          SFAS No. 154
          In June 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections , a replacement of APB Opinion No. 20 and FASB Statement No. 3. Statement 154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. Statement 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. Statement 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Statement 154 does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this Statement. We are evaluating the impact of Statement No. 154.
Critical Accounting Policies
          Critical accounting policies are defined as those that, in our view, are most important to the portrayal of our financial condition and results and that place the most significant demands on our management’s judgment. We believe that the accounting policies discussed below are the most critical accounting policies.
          Revenue recognition
          Effective July 1, 2003, we adopted EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables for all revenue arrangements entered into on or after that date. Based on this guidance, we recognize revenues on the delivered products or services only if:
•	the revenue recognition criteria applicable to the unit of accounting is met;

•	the delivered element has value to the customer on a standalone basis (the delivered unit will have value on a standalone basis if it is being sold separately by other vendors or the customer could resell the deliverable on a standalone basis);

•	there is objective and reliable evidence of the fair value of the undelivered item(s); and

•	if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in our control.
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
          Corporate network/data services
          We provide connectivity for a fixed period of time at a fixed rate regardless of usage. Connectivity is the last element that is provided in the case of a bundled contract. The connectivity charges are the same when sold alone or as part of a package. The revenue attributable to connectivity services is recognized ratably over the period of the contract. The hardware and software are standard products that are being freely traded in and purchased from the market, have standard specifications and are not otherwise customized for the specific needs of a customer. The software sold by us is off-the-shelf software, such as antivirus utilities and firewalls. The fair value for the hardware and software is available from the market, and the revenue attributable to hardware and software is recognized on delivery. Installation consists of commissioning of the last mile connectivity to the customer premises either through our wireless mode of broadband delivery or through the carrier exchange (primarily Bharat Sanchar Nigam Limited, or BSNL, a Government of India entity), and usually takes 4-6 weeks. However, once commissioned, this last mile connectivity can be used by the customer to access any other service provider. When the customer has such last mile connectivity, we do not charge any installation fee. The revenue attributable to the installation of the link is recognized on completion of the installation work. Revenue from ancillary services such as e-mail, fax and domain registration are recognized over the period such facilities are provided. All revenues are shown exclusive of sales tax and service tax and net of applicable discounts and allowances.
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
          Security services are provided on either a time-and-materials or fixed-price, fixed-timeframe basis. Revenues from services provided on a time-and-materials basis are recognized as the related services are performed. Revenues from services provided on a fixed-price, fixed-timeframe basis are recognized pursuant to the percentage of completion method, in accordance with SOP81-1, Accounting For Performance of Construction-Type and Certain Production-Type Contracts.
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
          Public Internet access is provided to customers through a chain of franchisee cybercafé outlets and, to a lesser extent, Sify-owned cybercafés. We enter into an arrangement with franchisees that provides for the payment of an initial non-refundable franchisee fee in consideration for establishing the franchisee relationship and providing certain initial services. These initial services consist of a number of activities, including installing the broadband receiver equipment at the cybercafé and “connecting” it to one of our broadcasting towers, obtaining regulatory approvals for clearance of the site for wireless transmission at the allotted frequency range and other ancillary services. Initial franchisee fee revenue is recognized at the time of commencement of operations by the franchisee, in accordance with SFAS No. 45, Accounting for Franchisee Fee Revenue, because we believe that substantial performance for which these non-refundable payments are received is completed at the time of commencement of operations and no uncertainty exists with regard to the collection of such fees. The amount of initial franchisee fee revenue recognized during the fiscal years ended March 31, 2005 and 2006 were Rs.108.0 million and Rs.104.0 million, respectively. As of March 31, 2006, we owned 34 of the 3,307 cybercafés. Internet access revenue is recognized based on usage by the customer.
          VoIP revenues are recognized on the basis of usage.
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
          Other services
     We provide e-learning software development services to facilitate web-based learning in various organizations. These customized services vary in size from customer to customer and relate to computer based and web based training in accordance with the customer specification. These services include information presentation, structured, content delivery, content digitization and simulation based training. These services are generally provided on a fixed price basis. We believe that the deliverables provided by us to our customers in connection with e-learning software development services are of the same nature as the services provided in an arrangement to deliver software that entail significant production, modification or customization of software. Our fixed price contracts to provide these services are also similar to “contracts for services performed by architects, engineers or architectural engineering design forms” as stated in paragraph 13 of SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. Accordingly, we recognize revenue based on the percentage of completion method from fixed price contracts relating to e-learning software development services.
          Impairment of long-lived assets
     In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property, plant, and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.
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

Item 6. Directors, Senior Management and Employees
Board of Directors and Senior Management Executives
          The following table sets forth the name, age and position of each director and senior management executive of our company as of March 31, 2006:

Name	Age	Designation
R. Ramaraj	56	Chief Executive Officer and Managing Director
Durgesh Mehta	53	Chief Financial Officer
Shrikant Joshi	49	President - Access Media
Rahul Swarup	46	President, Enterprise Solutions
Rustom Irani	43	Chief Technology Officer
Ajit Abraham	46	Chief Human Resources Officer
Surya Mantha	43	Senior Vice President - Interactive Services
Raju Vegesna (4)	46	Chairman of the Board of Directors
C.B.Mouli (1)	59	Director & Financial Expert of Audit Committee
S.K.Rao (1) (2) (3)	62	Director & Chairman of Audit Committee
T.H. Chowdary (2) (3)	73	Director & Chairman of Compensation & Nomination Committees
R.D.Thulasiraj (1) (2) (3)	54	Director
P.S.Raju (4)	52	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating Committee.

(4)	Appointed as Directors and Mr. Vegesna as Chairman pursuant to Subscription Agreement dated November 10, 2005 between Sify and Infinity Capital Ventures, LP.
          R. Ramaraj has served as Chief Executive Officer of our company since April 1998. Mr. Ramaraj has served as a Director since August 1996, prior to which he served as an advisor to our company since June 1996. From 1992 to 1996, Mr. Ramaraj served as a Director of Sterling Cellular Limited, a mobile telephone company based in India. Mr. Ramaraj is a Director of Universal Print Systems Ltd., a publicly held printing company based in India. He is also a Director of IndiaWorld Communications Limited, a wholly owned subsidiary of Sify. Mr. Ramaraj received a B.Tech in Chemical Engineering from the University of Madras and a MBA from the Indian Institute of Management, Kolkata (Calcutta).
          Durgesh Mehta has served as Chief Financial Officer since December 2005. Durgesh is a member of the Institute of Chartered Accountants of India. Prior to joining Sify, Mr. Mehta was the Finance Director of Unilever Arabia, Dubai, where he was responsible for the Finance, IT and Legal functions of the six GCC Countries, Iran and Yemen. Between 2000 and 2002, Mr. Mehta was the Financial Controller of Hindustan Lever Ltd. He is a Director of Sify Communications Limited and IndiaWorld Communications Limited, both subsidiaries of Sify.
          Shrikant Joshi has served as President — Access Media since December 2001. Mr. Joshi served as Head of Sales of Heinz from July 2000 to November 2001. From 1996 to 2000, Mr. Joshi served as Head of Domestic appliances and Personal Care Business of Phillips India Ltd. Mr. Joshi started his career with WIPRO in 1983 and held various senior positions across different businesses of WIPRO. Mr. Joshi received a Bachelors degree from IIT Delhi and a MBA from IIM Ahmedabad.
          Rahul Swarup has served as President, Enterprise Solutions of our company since April 2001. From September 1999 to March 2001, Mr. Swarup served as Chief Technology Officer of our company. From 1989 to 1999, he was Vice President of Citicorp Global Technology Infrastructure. Mr. Swarup received a B.E. in Electrical Engineering from IIT Kanpur. Rahul Swarup is the Managing Director of Sify Communications Limited, a subsidiary of Sify. He is also a Director of Sify Networks Private Limited, a wholly owned subsidiary of Sify.
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
          Ajit Abraham has served as Chief Human Resources Officer of our company since May 1999. From 1998 to 1999, Mr. Ajit was Vice President, Human Resources of Mobil India, an oil company. From 1996 to 1998, he was General

Manager, Human Resources, of Mahindra Holidays and Resorts. From 1994 to 1996, Mr. Ajit was Deputy General Manager, BioProducts Division of E.I.D. Parry, a manufacturing company. Ajit received a Master of Arts (Social Work) from University of Madras and a Diploma in Advanced Study in Human Resource Development. He is also a Director of Sify Communications Limited and IndiaWorld Communications Limited, subsidiaries of Sify.
          Surya Mantha has served as Senior Vice President — Interactive Services since August 2001. Mr Surya received B Tech Degree from IIT, Kanpur, MS from Virginia, MBA Degree from the University of Rochester and is also a Doctorate in Computer Science from the University of Utah. From 2001 to 2005, Mr Surya was the General Manager, (Industry & Solutions, Marketing, Business Product & Services), Realnetwork Inc., Seattle, WA.
          Raju Vegesna has served as a Director of our company since November 2005. Mr. Vegesna is a Silicon Valley entrepreneur who founded several leading edge technology companies, including ServerWorks Corporation, acquired by Broadcom in 2001. After that acquisition, and post a brief stint with Broadcom, Mr. Vegesna founded and currently serves as CEO and Chairman of ServerEngines, LLC, a rapidly growing Silicon Valley-based company engaged in the development of innovative enterprise computing products. He holds a BS in Electrical Engineering from the University of Bangalore and holds an MS in Computer Engineering from Wayne State University, USA, and holds several patents in Microprocessor and Multiprocessor technology. He is also a Director of Server Engines LLC and Nulife Corp.
          C.B. Mouli has served as a Director of our company since July 2005. Mr. Mouli is a member of the Institute of Chartered Accountants of India and also holds a Bachelor of Law Degree. Mr Mouli, a partner of C.B. Mouli & Associates, a Chartered Accountants firm and he is currently, the Chairman of the Audit Committee of GVK Jaipur Kishangarh Expressway Limited, a major infrastructure company. He is a Director of Taj GVK Hotels & Resorts Limited, GVK Jaipur Kishangarh Expressway Limited, Ammana Bio Pharma Limited and Ammana Equity Fund Private Limited.
          S.K. Rao has served as a Director of our company since July 2005. Mr Rao, currently is the Director — General, Administrative Staff College of India, Hyderabad. Mr Rao previously worked at the Commonwealth Secretariat in London in various diplomatic capacities. He also acted as the Consultant for the United Nations and represented the Commonwealth Secretariat as an Observer at the meetings of the UN General Assembly. Mr. Rao holds a MA and a Ph.D in Economics from Trinity College, Cambridge, U.K.
          T.H. Chowdary has served as a Director of our company since February 1996. Dr. Chowdary retired as the Chief Executive Officer of VSNL. He has held key positions in the ITU, Intelsat and other international telecommunications organizations during the course of his career. He has since pioneered the cause of telecommunications education in India by setting up the Centre for Telecommunications Management Studies (CTMS) at Hyderabad. He has published several papers and is highly regarded in telecommunications circles in India and abroad for his command over technology and policy issues. Dr. Chowdary is also a director in Softsol India Limited and Tera Software Limited.
          R. D. Thulasiraj has served as a Director of our company since July 2005. Mr Thulasiraj serves as the Executive Director of the Lions Aravind Institute of Community Ophthalmology (LAICO), which runs one of the world’s biggest rural eye care programs, and is one of the large public health institutions in India. Mr Thulasiraj is also the Chairman of International Agency for Prevention of Blindness — South East Asia Region (IAPB — SEAR) and is a third world authority on hospital management for eye care. Mr. Thulasiraj received a MBA in Management from Indian Institute of Management, Kolkata(Calcutta).
          P. S. Raju has served as a Director of our company since February 2006. Mr P S Raju is a member of the Institute of Chartered Accountants of India. Mr Raju is an independent practicing accountant. He has been the financial advisor to several ventures and knows the Indian business culture and accounting. He is also a Director of ServerEngines (India) Private Limited.
Director Compensation
          Our Articles of Association provide that each of our directors may receive a sitting fee not exceeding the maximum limits prescribed under the provisions of the Indian Companies Act, 1956. Accordingly, our Directors, other than the Chairman and the Managing Director have been receiving Rs.20,000 for each Board and Committee meeting attended by them, effective October 2005. Mr. Ramaraj, who is employed as our Chief Executive Officer, does not receive any additional compensation for his service on our Board of Directors. Directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. T. H. Chowdary, a Director of our company, has been receiving Rs.20,000 per month effective February 1, 2004 for the technical services rendered by him to us, after obtaining requisite Governmental permission for the same. Other than Mr. Ramaraj, none of our directors is a party to a service contract providing for benefits upon termination of employment with us.

Officer Compensation
          The following table sets forth all compensation paid by us during the fiscal year ended March 31, 2006 to our executive officers.

	Summary Compensation Table
	(Rs. Million)
			Stock
Name	Salary	Bonus	Compensation
R. Ramaraj	7.50	Nil	3.45
Shrikant Joshi	5.10	1.35	0.48
Rahul Swarup	4.75	2.15	0.51
J. Avinash	2.24	Nil	0.03
Rustom Irani	4.58	1.9	0.45
Ajit Abraham	4.33	1.85	0.45

Part of the year

Anil Ahuja	4.17	Nil	(0.28)
George Zacharias	5.42	1.5	(0.02)
John Devasahayam	2.53	Nil	(0.002)
Surya Mantha	3.03	Nil	0.24
Durgesh Mehta	2.39	Nil	0.70
          The following table sets forth all stock options granted by us during the fiscal year ended March 31, 2006 to our executive officers.

	Equity Shares Underlying
Name	Option Grant	Exercise Price (Rs.)	Expiration Date
R. Ramaraj	450,000 *	238.32	February 24, 2009
Durgesh Mehta	100,000	481.74	May 9, 2009
Shrikant Joshi	55,000	238.32	February 24, 2009
Rahul Swarup	55,000	238.32	February 24, 2009
Rustom Irani	50,000	238.32	February 24, 2009
Ajit Abraham	50,000	238.32	February 24, 2009
Surya Mantha	35,000	238.32	February 24, 2009
C. B. Mouli	5,000	238.32	February 24, 2009
S. K. Rao	5,000	238.32	February 24, 2009
T. H. Chowdary	5,000	238.32	February 24, 2009
R. D. Thulasiraj	5,000	238.32	February 24, 2009

*	In addition to the above, Mr Ramaraj holds another 50 equity shares and hence effectively holds 450,050 equity shares on the total share capital of the company.
          The following table sets forth all stock options exercised by our executive officers during the fiscal year ended March 31, 2006.

Name	No. of shares	Exercise Price
		Rs.
1. R. Ramaraj	—	—
2. George Zacharias	78,125	163.4
3. Anil Ahuja	20,313	228.74
4. Rahul Swarup	16,000	163.4
5. Ajit Abraham	15,000	163.4
6. Shrikant Joshi	12,550	140.35
7. J. Avinash	7,813	163.4
8. Rustom Irani	16,000	163.4
9. John Devasahayam	10,416	163.4
Mr Ramaraj’s term of office as Managing Director has a term of five years and expires on March 31, 2008.
We paid retention bonuses amounting to Rs.20 million during the quarter ended December 31, 2005 to our key employees. The amount is being amortized over the retention period of 36 months and will be recovered from the employees in the event of termination of service before the end of the retention period. Our Compensation Committee in its meeting dated April 20, 2006 approved an amendment to this retention bonus scheme wherein the retention period has been reduced to 18 months.
          Since this is an event subsequent to the balance sheet date, the charge on account of reduction in the retention period pertaining to the year ended March 31, 2006, amounting to Rs. 29,336, will be accounted in the next financial year in accordance with Para No.40 of Statement of Financial Accounting Concept No.6.
Board Composition
          Our Articles of Association set the minimum number of directors at three and the maximum number of directors at twelve. We currently have seven directors. The Indian Companies Act and our Articles of Association require the following:
•	at least two-thirds of our directors shall be subject to re-election by our shareholders; and

•	at least one-third of our directors who are subject to re-election shall be up for re-election at each annual meeting of our shareholders.
          On July 15, 2005, we appointed Messrs. S.K. Rao, C.B. Mouli and R.D. Thulasiraj as independent Directors of the Board to comply with the requirements of NASDAQ Rule 4350(c).
          Consequent to the divestment of their entire holding by Venture Tech and Satyam Computer Services during the year, Messrs. Sandeep Reddy, Srinivasa C. Raju, B. Rama Raju and V. Srinivas, their nominees resigned from the Board of Sify Limited.
          Infinity Capital Ventures, LP, acquired the entire holding from Satyam Computer Services. In addition, in terms of the Subscription Agreement dated November 10, 2005 executed by the company with them, they have acquired an additional 6,720,260 shares of the company on a private transaction. At the conclusion of this transaction, their ownership in the company was at 42%. Messrs. Raju Vegesna and P.S. Raju are the nominees of Infinity Capital Ventures, LP.
          The terms of Messrs. T.H. Chowdary and S.K. Rao will expire at our Annual General Meeting to be held in 2006 and they are eligible for reelection. The terms of Messrs. C.B. Mouli and R.D. Thulasiraj will expire at our Annual General Meeting to be held in 2007 and they are eligible for reelection. The terms of Messrs. Raju Vegesna and P.S. Raju will expire at our Annual General Meeting to be held in 2008 and they are eligible for reelection.
Board Committees
          The Audit Committee of the Board of Directors reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the recommendation of our independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, the performance of our independent auditors and our accounting practices. Effective July 15, 2005, the members of our Audit Committee were Messrs. S.K. Rao, C.B. Mouli and R.D. Thulasiraj. This is in line with the SEC and NASDAQ regulations of having an independent Audit Committee.
          The Compensation Committee of the Board of Directors determines the salaries, benefits and stock option grants for our employees, consultants, directors and other individuals compensated by our company. The Compensation Committee also administers our compensation plans. Effective July 15, 2005, the members of our Compensation Committee were Messrs. T.H. Chowdary, S.K. Rao and R.D. Thulasiraj. This is in line with the NASDAQ regulations on corporate governance.
          The Nominating Committee of the Board of Directors evaluates and recommends the appointment of Directors to Board Committees, determines Board qualifications, evaluate their performance and determines the future requirements. The Committee was constituted on July 15, 2005 and the members of the Committee were Messrs. T.H. Chowdary, S.K. Rao and R.D. Thulasiraj. This is in line with the NASDAQ regulations on corporate governance.

Employees
          As of March 31, 2006, we had 1,910 employees, compared with 1,663 and 1,210 employees as of March 31, 2005 and March 31, 2004, respectively. Of our current employees, 107 are administrative, 578 form our sales and marketing staffs, 224 are in product and content development, 927 are dedicated to technology and technical support, and 74 are in business process and customer care. None of our employees are represented by a union. We believe that our relationship with our employees is good.
Stock Ownership
          The following table sets forth information with respect to the beneficial ownership of our equity shares as of June 1, 2006 by each director and our senior management executives. The table gives effect to equity shares issuable within 60 days of June 1, 2006 upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

Equity Shares
Beneficially Owned
Beneficial Owner	Number	Percent
R. Ramaraj	50	0 -
Raju Vegesna	17,902,860	42.23
T. H. Chowdary	—	—
C B Mouli	—	—
P S Raju	—	—
S K Rao	—	—
R D Thulasiraj	—	—
Durgesh Mehta	—	—
Rahul Swarup	—	—
Rustom Irani	—	—
Ajit Abraham	—	—
Surya Mantha	—	—
Employee Stock Option Plan
          We have an Associate Stock Option Plan, or ASOP, which provides for the grant of options to employees of our company. The ASOP 2005 was approved by our Board of Directors and our shareholders in October 2005. A total of 3.2 million equity shares are reserved for issuance under our Associate Stock Option Plans (ASOP). As of March 31, 2006, we had outstanding an aggregate of 2,055,297 options (net of 1,020,112 options that have been forfeited by employees or expired) under our ASOP with a weighted average exercise price equal to approximately Rs.265.31 ($5.96) per equity share.
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
Item 7. Major Shareholders and Related Party Transactions
Principal Shareholders
          The following table sets forth information with respect to the beneficial ownership of our equity shares as of June 1, 2006 by each person or group of affiliated persons who is known by us based on our review of public filings to beneficially own 5% or more of our equity shares. The table gives effect to equity shares issuable within 60 days of June 1, 2006 upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned. The information below is based on a review of filings made by such persons with the SEC.
          Mr Raju Vegesna, the Co-Trustee of the Vegesna Family Trust, which is the owner of Infinity Capital Management LLC, which is the general partner of Infinity Capital Ventures, LP, exercise voting control and dispositive power over the equity shares owned by Infinity Capital Ventures, LP. Mr Raju Vegesna, Director of our company, is affiliated with Infinity Capital Ventures, LP.

	Equity Shares
	Beneficially owned
Beneficial Owner	Number	Percent
Infinity Capital Ventures, LP, 11601 Wilshire Boulevard, Suite 1900, Los Angeles, CA 90025	17,902,860	42.23
Details of significant change in the percentage ownership held by the major shareholders:

Name of the shareholder	2003-04		2004-05		2005-06
	No. of shares	%	No. of shares	%	No. of shares	%
Satyam Computer Services Ltd.	11,182,600	32.0	11,182,600	31.61	—	—
Venture Tech Solutions Pvt. Ltd.	3,533,326	10.1	2,750,000	7.77	—	—
SAIF Investment Company Ltd.	2,808,140	8.0	2,008,140	5.68	—	—
Infinity Capital Ventures, LP	—	—	—	—	17,902,860	42.23
The company has not issued any shares having different voting rights and hence the company’s major shareholders do not have different voting rights.
United States Shareholders
          As of March 31, 2006, 41,731,741 of our ADSs were held in the United States and we had approximately 29,000 shareholders in the United States. Each ADS represents one equity share.
Host country Shareholders
          As on March 31, 2006, 657,773 of our equity shares were held in India and we had 18 shareholders of record in India. Each equity share has a par value of Rs.10/- each.
Control of Registrant
          Based on our review of filings made with the SEC, we believe Infinity Capital Ventures, LP beneficially owned approximately 42% of our equity shares as of March 31, 2006. This shareholder is a party to the Subscription Agreement dated November 10, 2005 with our company. The Subscription Agreement provides that, among other things, the company shall appoint Mr Raju Vegesna as the Chairman of the Board of Directors, Infinity Capital shall also nominate another person to the Board of Directors and for so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital. In November 2005, Mr Raju Vegesna, a nominee of Infinity Capital Ventures, LP, was appointed as Chairman of our Board of Directors. In February 2006, the company also appointed Mr.P.S.Raju as the second nominee of Infinity Capital to the Board of Directors.
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

          Circumstances may arise in which the interests of Infinity Capital Ventures, LP or a subsequent purchaser of their shares could conflict with the interest of our other shareholders or holders of our ADSs. These shareholders could prevent or delay a change in control of our company even if a transaction of that sort would be beneficial to our other shareholders, including the holders of our ADSs.
Related Party Transactions
          Our company has a stated policy on related party transactions, which states “whenever Sify enters into any transaction with a related party the Company shall perform these transactions on terms no less favorable to the Company than could have been obtained from independent third parties.”
          Until December 2002, Satyam Computer Services was our parent company. In fiscal year 2006, we billed an aggregate of Rs.121.1 million ($2.72 million) in services to Satyam Computer Services and its affiliates. For fiscal years 2004 and 2005 the corresponding figures were Rs.51.5 million and Rs.48.7 million, respectively. We believe that these transactions with Satyam Computer Services and its affiliates were on terms no less favorable to our company than could have been obtained from independent third parties.
          On December 20, 2005, the Company divested 26% of its holding in Sify Communications Limited, or 4,680,000 shares, to M/s Infinity Satcom Universal (P) Ltd for a sale consideration of Rs.139,810. This was a related party transaction because Mr. Raju Vegesna, a member of Our Board of Directors, is the brother of Mr Ananda Raju, the owner of Infinity Satcom Universal (P) Ltd. We will be transferring our IP-VPN business from Sify Limited to Sify Communications Limited on receipt of the ILD/NLD license. Pending transfer of this business, we will recognize a gain of Rs.2,548 on the sale of 266 shares in Sify Communications Limited.
          T. H. Chowdary, a Director of our company, has been receiving Rs.20,000 per month effective February 1, 2004 for the technical services rendered by him to the company, after obtaining requisite Governmental permission for the same.
Item 8. Financial Information
Financial Statements
          We have elected to provide financial statements pursuant to Item 18 of Form 20-F. No significant change has occurred since the date of our annual financial statements for fiscal 2006.
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
          We are party to additional legal actions arising in the ordinary course of business. Based on the available information, as at March 31, 2006, we believe that we have adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect on our company.
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
Item 9. The Offer and Listing
Trading Markets
          There is no public market for our equity shares in India, the United States or any other market. Our ADSs evidenced by American Depositary Receipts, or ADRs, are traded in the United States only on the Nasdaq National Market. Each ADS represents one equity share. The ADRs evidencing ADSs were issued by our depositary, Citibank, N.A., pursuant to a Deposit Agreement.
Price History
          Our ADSs commenced trading on the Nasdaq National Market on October 19, 1999. The tables below set forth, for the periods indicated, high and low trading prices for our ADSs:
Prior Fiscal Years

	High	Low
Fiscal year ended	$	$
March 31, 2002	17.60	2.88
March 31, 2003	6.44	0.88
March 31, 2004	9.25	3.75
March 31, 2005	8.62	3.82
March 31, 2006	14.58	3.81
Quarters of Prior Fiscal Years

	High	Low
Fiscal year ended March 31, 2005	$	$
First Quarter	8.62	5.61
Second Quarter	6.23	3.82
Third Quarter	7.13	5.48
Fourth Quarter	6.10	4.34

	High	Low
Fiscal year ended March 31, 2006	$	$
First Quarter	5.78	3.81
Second Quarter	5.95	4.35
Third Quarter	11.85	4.75
Fourth Quarter	14.58	8.77
Prior Six months

	Price range
	High	Low
Month	$	$
December 2005	11.85	7.22
January 2006	12.35	8.77
February 2006	14.50	10.02
March 2006	13.97	12.08
April 2006	14.99	10.75
May 2006	13.20	9.50
The initial public offering of our ADSs was priced on October 18, 1999 at a price of $18.00 per ADS.

Item 10. Additional Information
          Sify Limited was organized as a limited liability company under the laws of the Republic of India pursuant to the provisions of the Indian Companies Act on December 12, 1995. Our authorized share capital is 50,000,000 shares, par value Rs.10 per share. The number of equity shares outstanding as of March 31, 2005 and March 31, 2006 were 35,380,278 and 42,389,514 respectively. During the fiscal year ended March 31, 2006, the company had issued 6,720,260 equity shares, par value Rs.10 per share to Infinity Capital Ventures, LP, and another 288,976 equity shares, par value Rs.10 per share to the employees in respect of the exercise of the grants under Associate Stock Option Plan 2002. The total number of shares issued during the year amounts to 7,009,236 equity shares, par value Rs.10 per share.
          The equity shares are our only class of share capital. Some of the share capital is represented by American Depository Receipts issued by our company in accordance with applicable laws and regulations. Our Articles of Association and the Indian Companies Act permit us to issue classes of securities in addition to the equity shares. For the purposes of this annual report, “shareholder” means a shareholder who is registered as a member in the register of members of our company. The term shareholders and shareholders have the same meaning in this annual report since the Indian Companies Act only defines a shareholder.
          A total of 3.2 million equity shares are reserved for issuance under our Associate Stock Option Plan, or ASOP. As of March 31, 2006, we had outstanding an aggregate of 2,055,297 options (net of 1,020,112 options that have been forfeited by employees or expired) under our ASOP with a weighted average exercise price equal to approximately Rs.265.31 ($5.96) per equity share. The unamortized deferred compensation expense related to these grants amounted to Rs.41.9 million ($0.9 million) as of March 31, 2006.
          During the fiscal year ended March 31, 2004, Venture Tech, who had subscribed for the shares of our company in terms of an Investor Rights Agreement, sold 2,017,641 shares reducing their holding from 15.9% to 10.1% and SAIF sold 4,750,000 shares reducing their holding from 21.6% to 8%.
          During the fiscal year ended March 31, 2005, Venture Tech sold an additional 783,326 shares reducing their holding from 10.1% to 7.7% and SAIF sold an additional 800,000 shares reducing their holding from 8% to 5.68%.
          During the fiscal year ended March 31, 2006,, Venture Tech sold the remaining 2,750,000 shares of our company and SAIF sold the remaining 2,008,140 shares of our company. Satyam Computer Services had divested their entire holding of 11,182,600 shares in the company to Infinity Capital Ventures, LP through a sponsored ADR programme arranged by us. Further, Infinity Capital, pursuant to the Subscription Agreement dated November 10, 2005 acquired another 6,720,260 shares of the company in a private transaction. On conclusion of this transaction, the issued and outstanding share capital of our company was 42,389,514 equity shares, with a par value of Rs.10/- per share.
          Our company has not issued any other class of shares or having different voting rights. The company had also not issued any shares for consideration other than cash. There is also no reduction of issued share capital of the company.
          At the Extraordinary General Meeting of our shareholders held on December 23, 2005, the shareholders had approved by a Special Resolution the issue and allotment of 4.97 million equity shares of the par value of Rs.10/- per share at such price as may be determined to the public in India as the initial public offer to comply with the statutory requirement of domestic listing of the shares of our company, as and when announced by the Government of India.
          In June, 2006, Rustom Irani and Ajit Abraham each announced that they will be stepping down as officers of our Company and will be leaving the employment of our Company. Mr. Irani is our Chief Technology Officer and Mr. Abraham is our Chief Human Resources Officer. Our management has begun searching for their replacements.
Memorandum and Articles of Association
          A copy of the revised Memorandum and Articles of Association is annexed as Exhibit No. 1.1
          Under our Memorandum of Association, the main objectives of our company include:
•	developing, servicing and selling or leasing data through direct or electronic media, developing a wide area of communications network and providing value-added services on the network for the development, service, purchase or sale of computers, software and related products in order to provide marketing services; and

•	designing and developing systems and application software for sale in and outside of India, and designing and developing systems and applications software for or on behalf of manufacturers, owners and users of computer systems and digital or electronic equipment.

          Board of Directors
          In terms of the provisions of the Articles of Association of the Company and the Indian Companies Act, 1956:
(a)	no director of the company can vote on a proposal, arrangement or contract in which he is materially interested;

(b)	the directors of the company can not vote on a proposal in the absence of an independent quorum for compensation to themselves or their body;

(c)	each of our directors is entitled to receive a sitting fee not exceeding Rs.20,000 for every meeting of the Board of Directors and each meeting of a Committee of the Board of Directors, as well as all traveling and out-of-pocket expenses incurred in attending such meetings;

(d)	the directors are empowered to borrow moneys through board meetings up to the prescribed limit and beyond that with the approval of the shareholders through a General Meeting;

(e)	retirement of directors are determined by rotation and not based on age limit; and

(f)	no director is required to hold any qualification shares.
     For additional information, please see “Item 6. Director, Senior Management and Employees – Board Composition,” “-Board Committees” and “-Director Compensation,” and “-Officer Compensation.”
     Dividends
          Under the Indian Companies Act, unless our Board of Directors recommends the payment of a dividend, we may not declare a dividend. Similarly, under our Articles, although the shareholders may, at the annual general meeting, approve a dividend in an amount less than that recommended by the Board of Directors, they cannot increase the amount of the dividend. In India, dividends generally are declared as a percentage of the par value of a company’s equity shares. The dividend recommended by the Board of Directors, and thereafter approved by the shareholders in general meeting, if any, and subject to the limitations described above, is distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the approval by the shareholders at the annual general meeting. Pursuant to our Articles, our Board of Directors has discretion to declare and pay interim dividends without shareholder approval. With respect to equity shares issued during a particular fiscal year (including any equity shares underlying ADSs issued to the depositary), cash dividends declared and paid for such fiscal year generally will be prorated from the date of issuance to the end of such fiscal year.
          Under the Indian Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend greater than 10% of the par value of its equity shares, a company is required under the Indian Companies Act to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10% depending upon the dividend percentage to be declared in such year. The Indian Companies Act further provides that, in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of the company’s accumulated profits, subject to the following conditions:
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
     Bonus Shares
          In addition to permitting dividends to be paid out of current or retained earnings as described above, the Indian Companies Act permits us to distribute an amount transferred from the general reserve or surplus in our profit and loss account to our shareholders in the form of bonus shares, which are similar to a stock dividend. The Indian Companies Act also permits the issuance of bonus shares from a share premium account. Bonus shares are distributed to shareholders in the proportion recommended by the Board. Shareholders of record on a fixed record date are entitled to receive such bonus shares.
     Preemptive Rights and Issue of Additional Shares
          The Indian Companies Act gives shareholders the right to subscribe for new shares in proportion to their respective existing shareholdings unless otherwise determined by a special resolution passed by a general meeting of the shareholders. For approval, a special resolution must be approved by a number of votes, which is not less than three times the number of votes against the special resolution. At our 2000 Annual General Meeting, our shareholders approved a special resolution pursuant to which we may issue up to one million equity shares (equivalent to one million ADSs) in connection with acquisitions, 268,500 of which we issued in connection with our acquisition of IndiaWorld Communications, 551,180 of which we issued in connection with our acquisition of a 25% stake in CricInfo Limited and 113,798 of which we issued in connection with our acquisition of IndiaPlaza.com. At our 2001 Annual General Meeting, our shareholders approved a special resolution permitting us to issue up to four million additional equity shares in connection with acquisitions or capital raising transactions, and ADS holders are deemed to have waived their preemptive rights with respect to these shares. At our December 2002 Extraordinary General Meeting, our shareholders approved a special resolution permitting us to issue up to 12.5 million additional equity shares (equivalent to 12.5 million ADSs) in connection with the sale of equity shares to SAIF and VentureTech, and our ADS holders are deemed to have waived their preemptive rights with respect to these shares and our Board of Directors may approve the issuance of these shares without further action of our shareholders. At our Extraordinary General Meeting held in December 2005, our shareholders approved a special resolution permitting us to issue up to 6,720,260 additional equity shares (equivalent to 6.72 million ADSs) in connection with the acquisition of additional shares by Infinity Capital, as per the Subscription Agreement dated November 10, 2005 executed by the company with them.
     Annual General Meetings of Shareholders
          We must convene an annual general meeting of shareholders within six months after the end of each fiscal year and may convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10% of our paid up capital carrying voting rights. The annual general meeting of the shareholders is generally convened by our Secretary pursuant to a resolution of the Board. Written notice setting out the agenda of the meeting must be given at least 21 days (excluding the days of mailing and receipt) prior to the date of the general meeting to the shareholders on record. Shareholders who are registered as shareholders in the company’s register on the record date are entitled to attend or vote at such meeting.

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
     2006 Annual General Meeting
          Our Annual General Meeting for the fiscal year 2006 will be held at the registered office of our company, 2nd Floor, Tidel Park, 4 Canal Bank Road, Taramani, Chennai 600 113, India. The matters to be brought in front of our shareholders at this meeting shall be described in the Notice of the Tenth Annual General Meeting, which will be mailed to the shareholders and shall also be filed with the Commission on Form 6-K. Please see that filing for a description of the matters to be considered by our shareholders at the meeting. At the Annual General Meeting, each of the proposals shall be put up for approval by our shareholders.
     Limitations on the Rights to Own Securities
          The limitations on the rights to own securities of Indian companies, including the rights of non-resident or foreign shareholders to hold securities, are discussed in the section entitled “Risk Factors – Risks Related to the ADSs and Our Trading Market” in this Annual Report.
     Register of Shareholders; Record Dates; Transfer of Shares
          We maintain a register of shareholders as required under the Indian Companies Act, 1956. For the purpose of determining the shares entitled to annual dividends, the register is closed for a specified period prior to the annual general meeting. The date on which this period begins is the record date.
          To determine which shareholders are entitled to specified shareholder rights, we may close the register of shareholders. The Indian Companies Act requires us to give at least seven days’ prior notice to the public before such closure. We may not close the register of shareholders for more than thirty consecutive days, and in no event for more than forty-five days in a year.
          Following the introduction of the Depositories Act, 1996, and the repeal of Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in some circumstances, the equity shares of a public company are freely transferable, subject only to the provisions of Section 111A of the Indian Companies Act. Since we are a public company under Indian law, the provisions of Section 111A will apply to us. Our Articles currently contain provisions, that give our directors discretion to refuse to register a transfer of shares in some circumstances. According to our Articles, our directors are required to exercise this right in the best interests of our company. While our directors are not required to provide a reason for any such refusal in writing, they must give notice of the refusal to the transferee within two months after receipt of the application for registration of transfer by our company. In accordance with the provisions of Section 111A(2) of the Indian Companies Act, our directors may exercise this discretion if they have sufficient cause to do so. If our directors refuse to register a transfer of shares, the shareholder wishing to transfer his, her or its shares may file a civil suit or an appeal with the Company Law Board, or CLB. Pursuant to Section 111A(3), if a transfer of shares contravenes any of the provisions of the Securities and Exchange Board of India Act, 1992 or the regulations issued thereunder or the Sick Industrial Companies (Special Provisions) Act, 1985 or any other Indian laws, the CLB may, on application made by the company, a depositary incorporated in India, an investor, the Securities and Exchange Board of India or other parties, direct the rectification of the register of records. The CLB may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its investigation into the alleged contravention. Notwithstanding such investigation, the rights of a shareholder to transfer the shares will not be restricted.
          Under the Indian Companies Act, unless the shares of a company are held in a dematerialized form, a transfer of shares is effected by an instrument of transfer in the form prescribed by the Indian Companies Act and the rules thereunder together with delivery of the share certificates. Our transfer agent is Citibank, N.A. — Mumbai branch.
     Audit and Annual Report
          At least 21 days before the annual general meeting of shareholders excluding the days of mailing and receipt, we must distribute to our shareholders a detailed version of our audited balance sheet and profit and loss account and the related reports of the Board and the auditors, together with a notice convening the annual general meeting. These materials are also generally made available at our corporate website, www.sifycorp.com. Under the Indian Companies Act, we must file the balance sheet and annual profit and loss account presented to the shareholders within 30 days of the conclusion of the annual general meeting with the Registrar of Companies in Tamil Nadu, India, which is the state in which our registered office is located. We must also file an annual return containing a list of our shareholders and other information within 60 days of the conclusion of the meeting.
     Company Acquisition of Equity Shares
          Under the Indian Companies Act, approval of at least 75% votes in favor, of a company’s shareholders present in person or by proxy as the case may be, voting on the matter and approval of the High Court of the State in which the registered office of the company is situated is required to reduce a company’s share capital. A company may, under some circumstances, acquire its own equity shares without seeking the approval of the High Court. However, a company would have to extinguish the shares it has so acquired within the prescribed time period. Generally, a company is not permitted to acquire its own shares for treasury operations. An acquisition by a company of its own shares (without having to obtain the approval of the High Court) must comply with prescribed rules, regulations and conditions as laid down in the Indian Companies Act and the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998, or Buy-back Regulations.
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
     Redemption of Equity Shares
          Under the Indian Indian Companies Act, equity shares are not redeemable.
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
          Government of India policies permit a maximum level of foreign equity investment of 74% in Internet service providers having their own gateways. Our license was reissued in April 2002, allowing us a maximum level of foreign equity investment of 74% and also permitting us to provide VoIP, subject to the terms of operation as detailed in the license. We currently do not own any international gateways and are technically permitted to have a 100% foreign holding in our company, subject to government regulations.
          Our license also requires us to ensure that objectionable, obscene and unauthorized content, or any other content, messages or communications infringing copyrights, intellectual property rights and domestic and international cyber laws or which is inconsistent with the laws of India, is not carried on our network. Although under the terms of our license we are free to fix the prices we charge our subscribers, the TRAI may set prices for the provision of Internet access services generally. We are permitted to use encryption to safeguard information transmitted over our network. However, if we use a higher level of encryption than that specified by the Government of India, our license requires us to deposit a set of keys with the Government of India. License fees were waived through October 31, 2003, and a nominal license fee of Re.1 per annum is payable from November 1, 2003. Our obligations under the license are secured by a performance bank guarantee in the amount of Rs.10 million ($0.2 million) as of March 31, 2006.

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
          We have reserved Rs.24.6 million for the period April 1, 2005 to December 31, 2005 towards the 8% annual fee on VPN revenue as per the provisional IP – VPN license and Rs.12.7 million for the period January 1, 2006 to March 31, 2006 towards the 6% annual fee on AGR as per the ILD/NLD license requirement.
     Sponsored ADR Program
          On November 10, 2004, we entered into an agreement with Satyam Computer Services, SAIF and Venture Tech in which we agreed, in part, to facilitate the conversion of our outstanding Indian equity shares into ADSs and to register the ADSs for resale under the U.S. federal securities laws. Pursuant to this agreement, Satyam Computer Services, SAIF, Venture Tech and other holders of our equity shares may dispose of some or all of their equity shares in one or more transactions. A registration statement in Form F-3 had been filed by us on December 7, 2004 which covered 4,538,200 ADSs. The company may file such additional registration statements in the future.
          Based on the above, the company had completed four tranches of Sponsored ADR Program and converted 1,130,526, 2,750,000 11,182,600 and 657,121 shares aggregating to 15,720,247 shares into ADS.
     Subscription Agreement
          Infinity Capital Ventures, LP beneficially owned approximately 42% of our equity shares as of March 31, 2006. This shareholder is a party to the Subscription Agreement with our company dated November 10, 2005. The Subscription Agreement provides for, among other things, the company shall appoint Mr Raju Vegesna as the Chairman of the Board of Directors, Infinity Capital shall also nominate another person in the Board of Sify Limited and so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital.
          Standstill Agreement
          On November 10, 2005, Infinity Capital and Raju Vagesna entered into a Standstill Agreement with us, pursuant to which, upon the terms and subject to the conditions set forth therein, Infinity Capital agreed not to purchase more than 45% of our outstanding fully diluted equity.
          Shareholders’ Agreement
          On December 20, 2005, Infinity Satcom Universal (P) Limited, or Universal Satcom and Sify Communications Limited, or Sify Communications, the company’s subsidiary, entered into an agreement with the company. The agreement provides for, among other things, the company shall transfer 26% of its holding in Sify Communications to Universal Satcom in order to facilitate Sify Communications to comply with the Government of India regulations of having not more than 74% non-resident holding to apply for the licence and provide for the National Long Distance, or NLD and International Long Distance, or ILD services in Telecom sector and also to comply with other regulations.
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
          Notwithstanding the foregoing, Government of India policies permit a maximum level of foreign equity investment of 74% in Internet service providers having their own international gateways. Our license was reissued in April 2002, allowing us a maximum level of foreign equity investment of 74% and also permitting us to provide VoIP, subject to the terms of operation as detailed in the license. We currently do not own any international gateways and are technically permitted to have 100% foreign holding in our company, subject to government regulations.
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
          Fringe Benefit Tax: The Finance Minister of India has recently introduced the FBT that will be levied on employers. Under the FBT, employers will be required to pay a tax of 30% exclusive of applicable surcharge and cess on the taxable value of the fringe benefits or privileges that are provided or deemed to be provided to employees on a collective, rather than individual, basis.. The impact of FBT for the fiscal year ended March 31, 2006 was Rs 20 million.

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
          Subject to any relief provided pursuant to an applicable tax treaty, any gain realized on the sale of equity shares to an Indian resident or inside India generally will be subject to Indian capital gains tax. However, the acquisition by non-resident holders of equity shares in exchange for ADSs will not be subject to Indian capital gains tax. Under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme, the cost of acquisition of equity shares received in exchange for ADSs will be the cost of the underlying shares on the date that the depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs. In the case of companies listed in India, the cost of acquisition of the equity shares would be the price of the equity shares prevailing on the Stock Exchange, Mumbai or the National Stock Exchange on the date the depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs. However, the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme and Section 115AC do not provide for determination of the cost of acquisition for the purposes of computing capital gains tax where the shares of the Indian company are not listed on the Stock Exchange, Mumbai or the National Stock Exchange in India. Therefore, in the case of our company, which is not listed on either the Stock Exchange, Mumbai or the National Stock Exchange, the mode of determination of the cost of acquisition of equity shares is unclear. Therefore, the original cost of acquisition of the ADSs may be treated as the cost of acquisition for the purposes of determining the capital gains tax. According to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme, a non-resident holder’s holding period for purposes of determining the applicable Indian capital gains tax rate in respect of equity shares received in exchange for ADSs commences on the date of the notice of the redemption by the depositary to the custodian. The India-U.S. Treaty does not provide an exemption from the imposition of Indian capital gains tax.
          Under Section 115AC, taxable gain realized in respect of equity shares held for more than 12 months, or long-term gain, is subject to tax at the rate of 10%. Taxable gain realized in respect of equity shares held for 12 months or less, or short-term gain, is subject to tax at variable rates with a maximum rate of 48%. In addition, non-corporate foreign assesses are subject to a surcharge of 5.0%. The actual rate of tax on short-term gain depends on a number of factors, including the residential status of the non-resident holder and the type of income chargeable in India.
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
          Service Tax. Brokerage or commissions paid to stockbrokers in connection with the sale or purchase of shares is subject to a service tax of 12.24%.
Income Tax Matters
          As of March 31, 2006, we had a business loss carry forward of approximately Rs.4,535.5 million ($102.0 million) for financial reporting purposes. Under Indian law, loss carry forwards from a particular year may be used to offset taxable income over the next eight years.
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
          We also face market risk relating to foreign exchange rate fluctuations, principally relating to the fluctuation of U.S. dollar to Indian rupee exchange rate. Our foreign exchange risk principally arises from accounts payable to overseas vendors. This risk is partially mitigated as we hold balances in foreign currency with overseas banks. Our foreign exchange gain/(loss) was Rs.(52.1) million, Rs.2.6 million and Rs.23.2 million for fiscal years 2004, 2005 and 2006, respectively.
Item 12. Description of Securities Other Than Equity Securities
          Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
          Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
          Under the Indian Companies Act, 1956 of India, or Indian Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders of three-fourths of the company’s shares which are voted on the resolution. At our 2000 Annual General Meeting, our shareholders approved a special resolution permitting us to issue up to one million equity shares in connection with acquisitions. We issued virtually all of these equity shares in connection with our acquisitions of IndiaWorld Communications and Indiaplaza.com and our investment in CricInfo Limited. At our 2001 Annual General Meeting, our shareholders approved a special resolution permitting us to issue up to four million additional equity shares in connection with acquisitions or capital raising transactions, and ADS holders are deemed to have waived their preemptive rights with respect to these shares. At our December 2002 Extraordinary General Meeting, our shareholders approved a special resolution permitting us to issue up to 12.5 million additional equity shares in connection with the sale of equity shares to SAIF and VentureTech, and our ADS holders are deemed to have waived their preemptive rights with respect to these shares. Our Board approved the issue of 11.6 million shares out of the 12.5 million approved by the shareholders. Out of this, 8.6 million was issued as ADSs and 3.0 million as Indian equity shares. We raised $14.7 million and Rs.253.4 million through the ADS issue and Indian equity share issue respectively. Of the $14.7 million in proceeds from the ADS issue, $12.3 million is available as cash, $1.2 million was used for investments in affiliates, $0.5 million was expended on U.S. branch operations and $0.7 million was expended on other operating expenses. The total amount of Rs.253.4 million raised by way of issue of Indian equity shares is available as cash. At our Extraordinary General Meeting held in December 2005, our shareholders approved a special resolution permitting us to issue up to 6,720,260 additional equity shares (equivalent to 6.72 million ADSs) in connection with the acquisition of additional shares by Infinity Capital, as per the Subscription Agreement dated November 10, 2005 executed by the company with them. We raised $37.20 million from the ADS issue.
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

Management’s annual report on internal control over financial reporting
          We have carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer, Chief Financial Officer and other senior management personnel, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of March 31, 2006, in order to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Securities Exchange Act of 1934, as amended, were recorded, processed, summarized, and reported within the time periods specified by the U.S. Securities and Exchange Commission’s rules and forms, and that material information related to us and our consolidated subsidiaries was accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.
Changes in internal controls
          There were no changes in our internal controls over financial reporting that occurred during the fiscal year ended March 31, 2006, the period covered by this Annual Report on Form 20-F, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Item 16A. Audit Committee financial expert
          Mr. C. B. Mouli, a member of our audit committee, is independent as per the SEC and NASDAQ rules, conforms to the requirements to be an audit committee financial expert under the SEC’s definition and he was appointed by the Board as the Audit Committee Financial Expert effective July 15, 2005.
Item 16B. Code of Ethics
          The Company has adopted a Code of Conduct and Conflict of Interest Policy that is applicable to all officers, directors and employees. The text of the policy was filed as an Exhibit under Item 19 to the Annual Report for the year ended March 31, 2005. This policy is available on our website, www.sifycorp.com.
Item 16C. Principal Accountant Fees and Services
          The following table sets forth for the fiscal years indicated the fees paid to our principal accountant and its associated entities for various services provided us in these periods.

Type of Service	Fiscal year ended
	march 31, 2005	march 31, 2006
(a) Audit Fees	Rs.7.4 million	Rs.7.8 million
(b) Audit Related Fees	Nil	Nil
(c) Tax Fees	Nil	Nil
(d) All Other Fees	Nil	Nil
          Fees include out of pocket expenses and applicable taxes.
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
Item 18. Financial Statements

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders Sify Limited
We have audited the accompanying consolidated balance sheets of Sify Limited and subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows, for each of the years in the three-year period ended March 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sify Limited and subsidiaries as of March 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2006, in conformity with U.S. generally accepted accounting principles.
The accompanying consolidated financial statements as of and for the year ended March 31, 2006 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Indian Rupees have been translated into dollars on the basis set forth in Note 2 of the notes to the consolidated financial statements.

/s/ KPMG
KPMG
India

April 20, 2006

SIFY LIMITED and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and as otherwise stated)

	As at March 31,	As at March 31,
	2005	2006	2006
	Rs.	Rs.	$
ASSETS
Current assets:
Cash and cash equivalents	Rs. 1,323,912	Rs. 2,822,501	$63,456
Cash restricted	24,904	—	—
Accounts receivable	615,286	838,433	18,850
Due from employees	2,063	23,818	535
Due from related parties	33,524	—	—
Inventories	29,194	30,462	685
Prepaid expenses	87,162	91,158	2,049
Net investment in sales-type leases, current portion	9,430	10,776	242
Other current assets	140,285	212,696	4,782

Total current assets	2,265,760	4,029,844	90,599
Cash restricted	7,336	1,000	22
Net investment in sales-type leases	19,735	10,842	244
Property, plant and equipment-net	1,233,628	1,423,246	31,997
Goodwill and other intangible assets	208,725	62,436	1,404
Investments in affiliated companies	192,357	233,060	5,240
Other assets	93,241	191,343	4,302

Total assets	Rs. 4,020,782	Rs. 5,951,771	$133,808

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current installments of capital lease obligations	6,089	2,759	62
Trade accounts payable	454,466	440,841	9,911
Accrued liabilities	393,727	584,264	13,136
Deferred revenue	409,244	444,333	9,990
Due to employees	2,326	1,300	29
Advances from customers	69,429	112,512	2,529
Other current liabilities	117,876	74,174	1,668

Total current liabilities	1,453,157	1,660,183	37,325
Capital lease obligations, excluding current installments	3,814	2,546	57
Other liabilities	63,627	234,533	5,273

Total liabilities	1,520,598	1,897,262	42,655

Minority interest	1,595	—	—

Shareholders’ equity

Common stock, Rs 10 par value; 50,000,000 equity shares authorized (2005 – 37,500,000); Issued and outstanding: 42,389,514 shares as of March 31,2006 and 35,380,278 shares as of March 31, 2005	353,803	423,895	9,530
Additional paid-in capital	14,564,831	16,238,413	365,073
Deferred compensation — employee stock offer plan	(3,416)	(41,925)	(944)
Accumulated deficit	(12,416,624)	(12,565,874)	(282,506)

Total shareholders’ equity	2,498,589	4,054,509	91,153

Total liabilities and shareholders’ equity	Rs. 4,020,782	Rs. 5,951,771	$133,808

See accompanying notes to consolidated financial statements

SIFY LIMITED and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share data and as otherwise stated)

	Year ended March 31,
	2004	2005	2006	2006
	Rs.	Rs.	Rs.	$

Revenue
Products	Rs. 238,226	Rs. 402,391	Rs. 343,712	$7,727
Services	2,513,397	3,151,846	4,262,697	95,834

	Rs. 2,751,623	Rs. 3,554,237	Rs. 4,606,409	$103,561

Revenue from related parties
Products	6,175	8,532	43,879	986
Services	43,386	50,688	31,519	709

	49,561	59,220	75,398	1,695
Total Revenue	2,801,184	3,613,457	4,681,807	105,256

Cost of revenue
Products	213,957	357,753	324,411	7,293
Services	1,262,757	1,666,189	2,210,312	49,692

	1,476,714	2,023,942	2,534,723	56,985

Selling, general and administrative expenses	1,208,884	1,418,757	1,852,296	41,643
Provision for doubtful receivables and advances	76,487	57,579	90,670	2,038
Impairment of assets	22,551	—	—	—
Depreciation	432,684	472,400	395,018	8,881
Amortisation of intangible assets	99,350	84,387	68,759	1,546
Amortisation of deferred stock compensation expense	27,946	10,639	12,749	287
Foreign exchange (gain) / loss	52,148	(2,595)	(23,221)	(522)

Total operating expenses	3,396,764	4,065,109	4,930,994	110,858

Operating loss	(595,580)	(451,652)	(249,187)	(5,602)
Other income, net	144,147	93,324	59,239	1,332

Loss before taxes and equity in profits of affiliates	(451,433)	(358,328)	(189,948)	(4,270)

Equity in profit of affiliate	17,083	50,752	40,703	915
Gain on sale of investment in affiliates	63,059	—	—	—
Minority interest	79	—	—	—

Loss before income taxes	(371,212)	(307,576)	(149,245)	(3,355)

Income taxes	(72)	—	—	—

Net loss	Rs.(371,284)	Rs.(307,576)	Rs.(149,245)	$(3,355)

Net loss per equity share (basic and diluted)	(10.76)	(8.75)	(4.05)	(0.09)

Basic and diluted weighted average equity shares used in computing loss per equity share	34,519,545	35,156,120	36,811,476	36,811,476
See accompanying notes to consolidated financial statements

SIFY LIMITED and Subsidiaries
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share data and as stated otherwise)

						Deferred
					Accumulated	Compensation -
	Common Stock		Additional		Other	Employee
	Shares	Par Value	Paid In Capital	Comprehensive Income	Comprehensive Income	Stock Offer Plan	Accumulated Deficit	Total Stockholders’
	Nos.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	Equity
Balance as of March 31, 2003	32,795,200	327,952	14,326,742		(3,390)	(24,839)	(11,737,769)	2,888,696

Issue of common stock	2,105,793	21,058	145,862					166,920
Compensation related to stock option grants			21,497			(21,497)		—
Amortization of compensation related to stock option grants			(4,064)			32,010		27,946
Comprehensive income

Net loss				(371,284)			(371,284)	(371,284)
Other comprehensive income
Unrealized loss on investments, net				2,129	2,129			2,129
Foreign exchange translation adjustment				1,261	1,261			1,261
Comprehensive income				(367,894)				—

Balance as of March 31, 2004	34,900,993	349,010	14,490,037		—	(14,326)	(12,109,053)	2,715,668

Issue of common stock	479,285	4,793	73,968					78,761
Compensation related to stock option grants			2,287			(2,287)		—
Amortization of compensation related to stock option grants			(2,558)			13,197		10,639

SAB 51 gain			1,097					1,097
Comprehensive income
Net loss				(307,576)			(307,576)	(307,576)
Comprehensive income				(307,576)

Balance as of March 31, 2005	35,380,278	353,803	14,564,831		—	(3,416)	(12,416,629)	2,498,589

Issue of common stock	7,009,236	70,092	1,622,324					1,692,416
Compensation related to stock option grants			55,143			(55,143)		—
Amortization of compensation related to stock option grants			(3,885)			16,634		12,749
Comprehensive income
Net loss				(149,245)			(149,245)	(149,245)
Comprehensive income				(149,245)

Balance as of March 31, 2006	42,389,514	423,895	16,238,413		—	(41,925)	(12,565,874)	4,054,509

Balance as of March 31, 2006 (in US$)	42,389,514	9,530	365,073		—	(944)	(282,506)	91,153

See accompanying notes to consolidated financial statements.

SIFY LIMITED and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share data and as otherwise stated)

	Year ended March 31,
	2004		2005		2006		2006
	Rs.		Rs.		Rs.		$
Cash Flows from operating activities:
Net loss	Rs.	(371,284)	Rs.	(307,576)	Rs.	(149,245)	$(3,355)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation, impairment and amortization of intangible assets and deferred stock compensation		582,531		567,426		471,711	10,608
Equity in profit of affiliate		(17,083)		(50,752)		(40,703)	(915)
Gain on sale of investment		(98,948)		(15,710)		—	—
Gain on sale of investment in affiliates		(63,059)		—		—	—
Loss / (gain) on sale of property, plant and equipment		(1,990)		2,757		1,662	37
Provision for doubtful receivables and advances		76,487		57,579		90,670	2,038
Minority interest		(79)		—		—	—
Unrealized (gain) / loss on account of exchange differences				)		(709)	(16)
Translation (gain) / loss on cash and cash equivalents		47,063		(1,479)		(20,558)	(462)
Gain on disposal of subsidiary		—		—		(1,595)	(36)
Changes in assets and liabilities:
Accounts receivable		(223,074)		(178,885)		(279,853)	(6,292)
Due from employees		4,870		4,250		(23,952)	(537)
Due from related parties		2,986		(20,494)		—	—
Inventories		22,894		(8,435)		(1,268)	(29)
Prepaid expenses		17,828		19,795		(3,996)	(90)
Other assets		43,034		(26,246)		(69,335)	(1,559)
Net investment in sales-type leases		—		(29,165)		7,547	170
Trade accounts payable and accrued liabilities		120,621		310,643		177,185	3,983
Deferred revenue		52,656		67,291		35,089	789
Advances from customers		57,499		(14,241)		43,070	968
Other liabilities		(42,026)		74,194		(12,606)	(283)

Net cash provided by operating activities	Rs.	210,926	Rs.	450,952	Rs.	223,114	$5,016

Cash flows from investing activities:
Expenditure on property, plant and equipment		(342,584)		(533,197)		(587,455)	(13,207)
Proceeds from sale of property, plant and equipment		12,955		15,200		4,922	111
Expenditure on intangible assets		(2,331)		(100,000)		(17,655)	(397)
Proceeds from sale of investment in affiliates		56,737		—		—	—
Expenditure on acquisition of minority interest		(940)		—		—	—
Net movement in cash — restricted		62,889		79,493		31,240	702
Purchase consideration for acquisition, net of cash acquired		(32,755)		—		—	—
Proceeds from sale of investments		320,415		15,000		—	—

Advances towards sale of investments						139,810	3,143

Net cash provided by / (used in) investing activities	Rs.	74,386	Rs.	(523,504)	Rs.	(429,138)	$(9,648)

Cash flows from financing activities:
Acquisition related debt		30,355		—		—	—
Principal payments under capital lease obligations		(7,317)		(9,579)		(8,361)	(188)
Net proceeds from issuance of common stock		166,920		78,761		1,692,416	38,049

Net cash provided by financing activities	Rs.	189,958	Rs.	69,182	Rs.	1,684,055	$37,861

Effect of exchange rate changes on cash and cash equivalents		(47,063)		1,479		20,558	462

Net increase / (decrease) in cash and cash equivalents		428,207		(1,891)		1,498,589	33,692
Cash and cash equivalents at the beginning of the year		897,596		1,325,803		1,323,912	29,764

Cash and cash equivalents at the end of the year	Rs.	1,325,803	Rs.	1,323,912	Rs.	2,822,501	$63,456

Supplementary Information
Cash paid towards interest		2,126		832		11,090	249
Cash paid / (refund received) towards income taxes		(29,468)		12,698		(11,643)	(262)
Additions to property, plant and equipment represented by capital lease obligations		9,737		7,272		3,637	82
Reversal of minority interest pursuant to disposal of subsidiary.		—		—		1,595	—
See accompanying notes to consolidated financial statements

SIFY LIMITED and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data and as as stated otherwise)
1.	Description of business

Sify Limited (Sify) together with its subsidiaries (the Company) and its affiliates is engaged in providing various services, such as Corporate Network and Data Services, Internet Access Services, Online Portal and Content Offerings and selling products related to such services.

2.	Summary of significant accounting policies

Basis of preparation of financials statements

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) in Indian Rupees (Rs.), the national currency of India. Solely for the convenience of the reader, the financial statements as of and for the year ended March 31, 2006 have been translated into United States dollars at the noon buying rate in New York City on March 31, 2006 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of U.S. $1 = Rs.44.48. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or at any other rate on March 31, 2006 or at any other date.

Use of estimates

In conformity with U.S. GAAP, management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements. Some of the more significant estimates include allowances for doubtful accounts, depreciation and amortization of long-lived assets and the valuation allowance for deferred tax assets. Actual results could differ from those estimates.

Principles of consolidation

The consolidated financial statements of Sify include financial statements of its majority-owned subsidiaries, which are more than 50% owned and where Sify is able to exercise control over the operating and financial policies of the investees. All inter-company accounts and transactions are eliminated on consolidation.

Investments in affiliates

The Company accounts for investments between 20% and 50% or where it would be otherwise able to exercise significant influence over the operating and financial policies of the investees under the equity method. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), the excess of cost of the stock of those affiliates over the Company’s share of their net assets at the acquisition date is recognized as goodwill, which is tested for impairment periodically and diminuition in value, if any, is provided for through a charge in the statement of operations. In accordance with Accounting Principles Board (APB) Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, the Company recognizes a loss when there is a loss in value in the equity method investment, which is other than a temporary decline.

Cash and cash equivalents

Cash and cash equivalents currently consist of cash and cash on deposit with banks, which are unrestricted as to its use.

Revenue recognition

The operating segments of the Company are:
•	Corporate network/data services, which provides Internet,connectivity,security and consulting,hosting and managed service solutions;

•	Internet access services, from homes and through cybercafes;

•	Online portal services and content offerings; and

•	Other services, such as development of e-learning software.

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
The Company remotely manages the IT infrastructure of global enterprises from India. The contracts are on time and material basis and revenues are recognized accordingly.
Internet access services
Internet access services include Internet access at homes and businesses through dial-up or cable operator and internet access through a network of cybercafés. It also includes revenues from VoIP.
Dial-up Internet access is sold to customers either for a specified number of hours or for an unlimited usage within a specified period of time. Customers purchase “user accounts” or “top-ups” that enable them to access the Internet for a specified quantum of usage or for a specified period of time all within a contracted period. The amounts received from customers on the sale of these user accounts or top-ups are not refundable. We recognize revenue from sale of user accounts or top-ups based on usage by the customer (where access is for a specified quantum of usage) and based on time (where access is for a specified period of time). Any unused hours at the end of the contracted period are recognized as revenue.
VoIP services are mainly provided through VoIP Booths at iway cybercafés and to a smaller extent through Cable TV operators, or CTOs, and through multi-dwelling units, or MDUs. The user purchases the packs that enables them to use the Internet telephone facility through CTO and MDUs. Revenue is recognized on the basis of usage by the customer. The customer uses VoIP facilities at the iway cybercafés and makes the payment to the extent of usage of the facility. Revenue is recognized on the basis of usage.

Internet access at homes and businesses through cable networks is provided through a franchised network of cable operators in India. Customers buy “user accounts” for a specified usage or volume of data transfer or for a specified period of time all within a contracted period. Revenues is recognized on actual usage by customer (where access is for a specified quantum of usage) or based on time (where access is for a specified period of time). Any unused hours at the end of the contracted period are recognized as revenue.

In the case of franchised cybercafé operators, the Company enters into an agreement with the franchisee that establishes the rights and obligations of each party and grants each franchisee a non-exclusive license to operate the cybercafés using the Company’s logo, brand and trade names. The cybercafés are owned and operated by the franchisees. The franchisee procures the retail space, invests in furniture, interior decor, personal computers and point of sale signage and employs and trains the franchisee staff. The franchisee is responsible for the maintenance of the premises and interface with customers. The Company provides the complete backend support, including bandwidth, the authentication/usage engine and the billing and collection system.

In the case of franchised cable network operators and franchised cybercafé operators, the Company enters into a standard arrangement with franchisees that provides for the payment of an initial non-refundable franchisee fee in consideration for establishing the franchisee relationship and providing certain initial services. The fee covers the following upfront services rendered by the Company:

o	conducting a market survey and deciding on the best location for the cybercafé or cable head end;

o	installing the broadband receiver equipment on the roof top of the cybercafé or the cable head end and connecting it to one of Sify’s broadcasting towers;

o	obtaining the regulatory approvals for clearance of the site for wireless transmission at the allotted frequency range;

o	installing the wiring from the receiver unit to the individual personal computers in the cybercafé or the transmitting equipment in the cable head end;

o	assisting in obtaining facilities, including computers and interiors for the cybercafés; and

o	providing the operations manual with instructions and guidelines for running the cybercafé or distributing Internet access through cable network.

The initial franchisee fee revenue is recognized at the time of commencement of operations by the franchisee, in accordance with SFAS 45, Accounting for Franchisee Fee Revenue . Internet access revenue and VoIP revenues are recognized based on usage by the customer

As of March 31, 2006, Sify owned 34 of the 3,307 cybercafés.

The amount of initial franchise fee revenue recognized during the years ended March 31, 2004, March 31, 2005 and March 31, 2006 were Rs.102,130, Rs.107,960 and Rs.104,085, respectively.

Online portal services

The Company enters into contracts with customers to serve advertisements in the portal and the Company is paid on the basis of impressions, click-throughs or leads and in each case the revenue is recognized based on actual impressions/click-throughs/leads delivered. There are no performance obligations or minimum guarantees. Revenues from commissions earned on electronic commerce transactions are recognized when the transactions are completed. Revenues from value-added services that are rendered using Sify’s mobile telephone short code, 4545 are recognized upon delivery of the content/ring tones to the end subscriber and confirmation by the mobile phone service provider.

Other services

The Company provides e-learning software development services to facilitate web-based learning in various organizations. These customized services vary in size from customer to customer and relate to computer based and web based training in accordance with the customer specification. These services include information presentation, structured, content delivery, content digitization and simulation based training. These services are generally provided on a fixed price basis. The Company believes that the deliverables provided by the Company to its customers in connection with e-learning software development services are of the same nature as the services provided in an arrangement to deliver software that entail significant production, modification or customization of software. The Company’s fixed price contracts to provide these services are also similar to “contracts for services performed by architects, engineers or architectural engineering design forms” as stated in paragraph 13 of SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. Accordingly, the Company recognizes revenue based on the percentage of completion method from fixed price contracts relating to e-learning software development services.

Cost of revenues

Cost of revenues represents direct operating expenses incurred in earning the revenues consisting of bandwidth cost, salaries, and other direct expenses but excludes depreciation and amortization.

Inventories
Inventories, which comprise of communication hardware, application software and others, are generally stated at the lower of cost as determined using the first-in-first-out method (FIFO), and net realisable value. The Company makes a provision for the slow moving inventory on the basis of age of inventory.
Sales-type leases
From time to time, the Company leases certain products sold by the Company to its customers under sales-type lease arrangements. Revenue from sales-type leases is recognized at the inception of the lease. At the time a sales-type lease is consummated, the Company records the gross finance receivable, unearned finance income and the estimated residual value of the leased equipment. Unearned finance income represents the excess of the gross minimum lease payments receivable plus the estimated residual value over the fair value of the equipment. Unearned finance income is recognized as financing income using the interest method over the term of the transaction.
Property, plant and equipment
Property, plant and equipment are stated at cost. Plant and equipment under capital leases are stated at the present value of minimum lease payments. In respect of imported capital goods, duty credits receivable from the Government of India (“GOI”) under the “Served From India Scheme” can be utilized to decrease the Customs duty payable upon import of Capital goods acquired for own use.Such credits are not eligible for refund, transfer or sale to third parties.Accordingly,the fixed assets when imported are capitalized net of such duty credits. The Company computes depreciation for all plant and equipment using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. Routine repairs and maintenance costs are expensed as incurred. The estimated useful lives of assets are as follows:

Buildings	28 years
Plant and machinery	5 years
Computer equipment	5 years
Office equipment	5 years
Furniture and fixtures	5 years
Vehicles	5 years
The Company assessed the actual and the expected benefits from use of computers and servers as compared to previous estimates. Based on its assessment, the Company has revised the estimated life for computer equipment from 2 years to 5 years.
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
Goodwill and intangible assets
Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS Statement No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.
In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, all assets and liabilities of the acquired business including goodwill are assigned to the reporting units. The Company does not amortize goodwill but instead tests goodwill for impairment at least annually, using a two step impairment process. The fair value of the reporting unit is first compared to its carrying value. The fair value of reporting units is determined using the income approach based on measurement techniques such as discounted cash flow analyses. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the implied fair value of the reporting unit’s goodwill is compared with the carrying value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then an impairment loss equal to the difference is recorded.
Foreign currency translations
The functional and reporting currency of the Company is the Indian Rupee, except that of the United States subsidiary whose functional currency is the U.S. Dollar. The translation of the U.S. Dollar into Indian Rupee is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue and expense accounts using a monthly average of the exchange rates for the respective periods. The gains or losses resulting from such translation are reported in other comprehensive income, a separate component of shareholders’ equity.
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

Income taxes
Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized.
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
Stock-based compensation
The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. SFAS No. 123 established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123 as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure.
The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based employee compensation.

	Year ended March 31,
	2004		2005		2006
Net Loss – As reported	Rs.	(371,284)	Rs.	(307,576)	Rs.	(149,245)
Add: Stock based compensation expense included in reported net loss		27,946		10,639		12,749
Less: Total stock based employee compensation expense determined under fair value based method for all awards		65,461		55,025		66,538
Pro forma net loss		(408,799)		(351,962)		(203,034)
Loss Per Share:
Basic and Diluted – as reported		(10.76)		(8.75)		(4.05)
Basic and Diluted – pro forma		(11.84)		(10.01)		(5.52)

The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

Year ended March 31,
	2004	2005	2006
Dividend yield	—	—	—
Expected volatility	131% to 157.3%	103.4% to 116.6%	58.13% to 116.6%
Risk-free interest rate	4.5% to 5.25%	4.5% to 7.50%	4.5% to 7.5%
Expected term	12-36 months	12-36 months	12-40 months
Impairment of long-lived assets and long-lived assets to be disposed of
In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property, plant, and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.
Gain / Loss on sale of investments
The gain or loss on sale / disposal of investments in equity for affiliates and subsidiaries are considered as capital in nature and therefore are included directly in the statement of shareholders’ equity in accordance with SEC Staff Accounting Bulletin 51.
Fair value of financial instruments
The carrying amounts reflected in the balance sheets for cash, cash equivalents, accounts receivable and accounts payable approximate their respective fair values due to the short maturities of these instruments.
Recent Accounting Pronouncements
SFAS No. 123(R)
In December 2004, the Financial Accounting Standard Board (FASB) issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123R), requiring companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The compensation costs arising out of such awards are required to be recognized over the period during which an employee provides service in exchange for the award. SFAS No.123R provides two alternative adoption methods. The first method is a modified prospective transition method whereby a company would recognize share based employee costs from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. Measurement and attribution of compensation cost for awards that are unvested as of the effective date of SFAS No.123R would be based on the same estimate of the grant-date fair value and the same attribution method used previously under SFAS No.123, “Accounting for Stock Based Compensation” (SFAS No. 123). The second adoption method is a modified retrospective transition method whereby a company would recognize employee compensation cost for periods presented prior to the adoption of SFAS No. 123R in accordance with the original provisions of SFAS No. 123; that is, an entity would recognize employee compensation costs in the amounts reported in the pro forma disclosures provided in accordance with SFAS No. 123; a company would not be permitted to make any changes to those amounts upon adoption of SFAS No. 123R unless those changes represent a correction of an error. For periods after the date of adoption of SFAS No.123R, the modified prospective transition method described above would be applied. SFAS No.123R does not change the accounting guidance for share-based payment transaction with parties other than employees provided in SFAS No. 123 as originally issued and EITF Issue No 96-18. “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services”.
SFAS No. 123R is effective for fiscal years beginning after June 15, 2005. SFAS No. 123R applies to all awards granted and to awards modified, repurchased, or cancelled in the fiscal year beginning after June 15, 2005. Pursuant to the Securities and Exchange Commission Release No. 33-8568, the Company is required to adopt SFAS No. 123R and related guidance in the implementation of SFAS No. 123R under Staff Accounting Bulletin (SAB) 107 on Share based payments from April 1, 2006. Upon adoption of SFAS No. 123R the Company will record a cumulative catch-up adjustment to recognize the impact of adjusting compensation charge for estimated forfeitures.

Reclassifications

Certain prior-years’ amounts have been reclassified to conform to the current year’s presentation.

3.	Change in Accounting Estimate

During the year, the Company assessed the actual and expected benefits from the use of computers and servers as compared to previous estimates. Based on this assessment, the Company revised the estimated life for these assets from 2 years to 5 years. In accordance with Accounting Principles Board Opinion 20, “Accounting Changes,” the revisions to the estimated life of these fixed assets are considered to be a change in the accounting estimate and, accordingly, are accounted for during the current period. The change in estimated life has resulted in a decrease in depreciation charge and net loss for the year ended March 31, 2006 by Rs. 32,715. Consequently, the net loss per share for the year ended March 31, 2006 is lower by Re.0.89

4.	IP / VPN License

In December 2004, the Government of India (“GOI”) issued guidelines on offering Virtual Private Network(“IP-VPN”) services by Internet Service Providers (“ISPs”). As per the guidelines, the Company paid Rs.100,000 as a one-time entry fee and submitted a financial bank guarantee of Rs.10,000. In addition, the ISP licensees were required to pay an annual fee of 8% of the adjusted gross revenues generated under the ISP license for IP-VPN services. The Company amortized the one-time entry fee over a period of 15 years, up to September 30, 2005 and provided for the annual fee up to December 31, 2005.

On November 10, 2005, the GOI issued guidelines for obtaining National Long Distance (“NLD”) and International Long Distance (“ILD”) licenses including the terms and conditions for the licenses. These guidelines eliminated the IP-VPN license entitling the Company to a full refund of the $100,000 entry fee, and permitting existing IP-VPN license holders to migrate to the NLD and ILD service licenses effective January 1, 2006. The Company has applied for these licenses and discontinued amortization of the IP-VPN licenses effective November 10, 2005. The Company has accounted for the gain arising from the refund of the IP-VPN license fee as an offset to the amortization charge recorded previously.

As per the ILD and NLD license guidelines, the Company will be required to pay Rs. 50,000 as an entry fee for the ILD and NLD licenses when approval is obtained and submit a bank guarantee of Rs. 25,000 for the ILD license and Rs. 20,000 for the NLD license. This entry fee will be evenly amortized over the license period of 20 years. In addition to the one time entry fee, the Company has to pay an annual license fee of 6% on the Adjusted Gross Revenue generated (AGR) as defined under the ILD and NLD licenses for IP-VPN services effective January 1, 2006.

5.	Sale of 26% holding in Sify Communications Limited

The new guidelines issued by the GOI for ILD/NLD licenses limit foreign direct investment (“FDI”) for the telecom sector to 74% of the equity shares outstanding. As the foreign shareholding in Sify is more than the threshold limit, Sify would not be eligible for the NLD/ILD licenses. Accordingly, the Company determined to provide the IP-VPN services through Sify Communications Limited (formerly Safescrypt Limited), a subsidiary of Sify. On December 19, 2005 Sify infused Rs.700,000 as additional equity in Sify Communication Limited to make positive the net worth of Sify Communications Limited. On December 20, 2005, the Company divested 26% of its holding in Sify Communications Limited, or 4,680,000 shares, to M/s Infinity Satcom Universal (P) Ltd for a sale consideration of Rs.139,810. This was a related party transaction because Mr. Raju Vegesna, a member of the Company’s Board of Directors, is the brother of Mr Ananda Raju, the owner of Infinity Satcom Universal (P) Ltd. Sify Communications Limited has applied for the ILD/NLD license to provide IP-VPN services.

The Company would be transferring the IP VPN business from Sify Limited to Sify Communications Limited on receipt of ILD / NLD license. Pending transfer of business the Company has not recognized share of profit / loss incurred by Sify Communications Limited attributable to the minority share holders and gain on sale of 26% holding. The amount received against the sale proceeds has been disclosed under the other liabilities. Further, Sify will carry on the IP-VPN business, until the business is transferred to Sify Communications, Limited.

6.	Cash and cash equivalents

Cash and cash equivalents as on March 31, 2006 amounted to Rs. 2,822,501 (Rs. 1,323,912 as on March 31, 2005). This excludes cash-restricted included in current assets of Rs.Nil (Rs. 24,904 as on March 31, 2005) and cash-restricted included in non-current assets of Rs.1,000 (Rs. 7,336 as on March 31, 2005), representing deposits held under lien against bank guarantees given by the Company towards future performance obligations and letters of credit given to suppliers of the Company against purchase obligations.

Cash Restricted — Current

	As at March 31,
	2005	2006
Against Letter of Credit	Rs.12,409	—
Against future performance obligation	12,495	—

	Rs.24,904	—

Cash Restricted — Non current

	As at March 31,
	2005	2006
Against future performance obligation	Rs.7,336	Rs.1,000

	Rs.7,336	Rs.1,000

The fair values of cash and cash equivalents approximate their carrying values.

7.	Accounts receivable

Accounts receivable as of March 31, 2005 and 2006 are stated net of allowance for doubtful receivables. The Company maintains an allowance for doubtful receivables based on its age and collectability. Accounts receivable are not collateralised except to the extent of refundable deposits received from cybercafe’s franchisees and from cable television operators (CTO).

Accounts receivables consist of:

	As at March 31,
	2005	2006

	Rs.	Rs.
Due from customers	724,663	1,038,480
Less: Allowance for doubtful debts	109,377	200,047

Balance at the end of the year	615,286	838,433

The activity in the allowance for doubtful accounts receivable is given below:

	Years ended March 31,
	2004	2005	2006

	Rs.	Rs.	Rs.

Balance at the beginning of the year	165,879	52,533	109,377
Add : Additional provision	76,487	57,579	90,670
Less : Bad debts written off	189,833	735	—

Balance at the end of the year	52,533	109,377	200,047

8.	Inventories

Inventories consist of:

	As at March 31,
	2005	2006

	Rs.	Rs.

Communication hardware	26,600	18,454
Application software	1,696	2,041
Others	898	9,967

	29,194	30,462

9.	Sales-Type Leases

The Company’s leasing arrangement consist of leasing various types of routers, modems and other equipment for establishing virtual private networks and providing bandwidth to its customers in its corporate connectivity business. The leases are classified as sales-type leases and expire after a period of three years.

The following lists the components of the net investment in sales-type leases:

	As at March 31,
	2005	2006

	Rs.	Rs.

Minimum lease payments receivable	31,930	22,987
Less: Unearned income	2,765	1,339

Net investment in sales-type leases	29,165	21,618

The minimum lease payments receivable for each of the fiscal years are as follows:

For the year ending
March 31,

2007	Rs.11,805
2008	10,851
2009	331
Total	22,987

10.	Other current assets

Other current assets consist of:

	As at March 31,
	2005	2006

	Rs.	Rs.

Vendor advances and deposits	40,898	98,008
Advances for expenses	26,040	2,744
Accrued income	2,284	29,284
Accrued interest	12,491	35,731
Tax deposits	58,572	46,929

	140,285	212,696

Tax deposits represent taxes deducted at source by the customer and paid to the Government of India, which is refundable to the Company.

11.	Investments in affiliates

Man Financial-Sify Securities India Private Limited(Formerly Refco-Sify Securities India Private Limited)

Prior to the fiscal year ended March 31, 2004, the Company held 40% of the outstanding equity share capital of Refco-Sify Securities India Private Limited (Refco-Sify). During the year ended March 31, 2005, Refco-Sify completed a rights issue, in which the Company chose not to participate. As a result, the Company’s equity ownership in Refco-Sify was reduced from 40% to 29.85%. In accordance with the Company’s accounting policy, during the year ended March 31, 2005 the Company accounted for a gain on dilution through shareholders’ equity amounting to Rs.1,097. The Company accounted its proportionate share of profit in accordance with its applicable equity ownership in Refco-Sify.

In October 2005, Refco Group US (“Refco”), the 70.15% shareholder of Refco-Sify Securities India Private Limited (“Refco-Sify”), sought bankruptcy protection through a Chapter 11 filing at the New York Courts. Consequent to this, the businesses of Refco were under auction process and the auction bid was won by M/s Man Financial Inc. (“Man Financial”). As per the bid, Refco-Sify shares are to be held by Refco. In connection with the purchase of Refco-Sify shares by Man Financial, Man Financial and the Company executed a Shareholders’ Agreement on November 25, 2005 (the “Shareholders’ Agreement”), pursuant to which, the name of Refco-Sify was changed to Man-Sify Securities India Private Limited (“Man-Sify”).

The carrying value of the investment in Man-Sify as of March 31, 2005 and 2006 was Rs. 192,357 and Rs. 233,060 respectively. Sify’s equity in the profit of Man-Sify for the years ended March 31, 2005 and March 31, 2006 was Rs.50,752 and Rs. 40,703 respectively.

The summarised unaudited financial information as to assets, liabilities and results of operations of Man-Sify and its subsidiaries is presented below:

Balance Sheet

	As at March 31,
	2005	2006

	Rs.	Rs.

Current assets	1,760,432	3,431,296
Non-current assets	69,847	82,656
Total assets	1,830,279	3,513,952
Current liabilities	1,185,618	2,733,183
Other liabilities	3,471	—
Shareholders’ equity	641,190	780,769
Total liabilities and Shareholders’ equity	1,830,279	3,415,952

Statement of Operations

	For the year ended March 31,
	2005	2006

	Rs.	Rs.

Revenues	507,105	806,198
Net Profit	99,785	140,683

Cricinfo Limited and Wisden Cricinfo Limited

During the year ended March 31, 2004, the Company sold its entire investments in Wisden Cricinfo Limited and recognized a gain of Rs.63,059, representing the aggregate of the difference between the proceeds received of Rs.61,218 and the net carrying value of the investment of Rs.21,110 and the reversal of an allowance of Rs.22,951 (relating to an advance to Wisden Cricinfo that had been fully provided for). The Company’s equity in the losses of Wisden Cricinfo Limited for the year ended March 31, 2004 was Rs.21,632.

12.	Property, plant and equipment

Property, plant and equipment consist of:

	As at March 31,
	2005	2006

	Rs.	Rs.

Land	5,132	5,132
Building	485,156	485,156
Leasehold improvements	133,937	162,139
Plant and machinery	2,433,759	2,835,478
Computer equipment	194,266	286,170
Office equipment	80,606	95,104
Furniture and fixtures	127,690	152,059
Vehicles	20,487	14,214
Construction-in-progress	20,809	19,368

	3,501,842	4,054,820
Accumulated depreciation	(2,268,214)	(2,631,574)

	1,223,628	1,423,246

13.	Goodwill and other intangible assets, net

Goodwill and other intangible assets consist of:

	As at March 31,
	2005	2006

	Rs.	Rs.

Goodwill	14,596	14,596
Other Intangible assets
Technical know-how	85,633	82,753
Portals and web content	100,360	52,730
Customer contracts and others	56,084	56,084
Software	204,464	222,119
IPVPN Licence fee	100,000	—

Total	546,541	413,686
Less: Accumulated amortization and impairment	352,412	365,846

Other Intangible assets, net	194,129	47,840

Total	208,725	62,436

The Company has adopted the provisions of SFAS No. 141, Business Combinations and 142, Goodwill and Other Intangible Assets, and has accordingly assessed the remaining useful lives of identified intangibles with definite useful lives and provides for amortization over the determined useful life of the asset. The Company does not have any intangible assets with indefinite useful life.
The Company periodically assessed the carrying value of intangible assets in the books and recorded an impairment charge of Rs. 22,551 during the year ended March 31, 2004
Acquired and amortized intangible assets

		As at March 31, 2006
	Weighted average life	Gross carrying amount	Accumulated amortization
Technical know-how	5.00	Rs.82,753	Rs.79,240
Portals and web content	4.91	52,730	50,065
Customer contracts and others	4.04	56,084	39,119
Systems Software	2.90	222,119	197,422

		Rs. 413,686	Rs. 365,846

Estimated amortization expense in future years for the carrying value of other intangible assets as at March 31, 2006:

For the year ended
March 31,
2007	Rs.29,686
2008	11,973
2009	6,181

14.	Other assets

Other assets consist of:

	As at March 31,
	2005	2006

	Rs.	Rs.
Deposits	92,843	89,768
Staff advances recoverable	398	1,575
Deposit with Department of Telecommunication towards License Fees	—	100,000

	93,241	191,343

The IP-VPN license fee will be adjusted against the one-time entry fee payable for the ILD and NLD licenses (see note 4) and for 2006 such amount has been reclassified under other assets.
15.	Deferred revenue

Deferred revenue includes the amount of unearned income for the following segments:

	As at March 31,
	2005	2006

	Rs.	Rs.
Corporate network/data services	234,496	305,028
Internet access services	161,765	133,613
Online portal services	1,073	623
Other services	11,910	5,069

	409,244	444,333

16.	Capital lease obligations

The gross amounts and related accumulated depreciation recorded for assets acquired under capital leases are as follows:

	As at March 31,
	2005	2006

	Rs.	Rs.
Vehicles	20,485	14,212
Less: Accumulated depreciation	6,396	8,168

	14,089	6,044

The following is a schedule of future minimum capital lease commitments as at March 31, 2006:

Due for the year ended March 31,	Rs.
2007	2,994
2008	1,775
2009	903

Total minimum lease payments	5,672
Less: Interest	367

Present value of net minimum capital leases payments	5,305
Less: Current installments of obligations under capital leases	2,759

Obligations under capital leases, excluding current installments	2,546

17.	Accrued Liabilities and Other liabilities

Accrued liabilities principally comprise of provisions for expenses amounting to Rs. 311,247 and Rs.507,006 as at March 31, 2005 and 2006, respectively. Other liabilities primarily comprise of advances received towards net sale consideration of Rs.139,460 received during the year on account of sale of 26% stake in Sify Communications Limited and deposits received from sales partners amounting to Rs. 63,376 and Rs. 94,822 as at March 31, 2005 and 2006, respectively.

18.	Income tax

The provision for income taxes consists of:

	Year ended March 31,
	2004	2005	2006

	Rs.	Rs.	Rs.
Current tax	(72)	—	—
Deferred tax	—	—	—

	(72)	—	—

Income taxes are substantially from domestic operations. An amount considered insignificant is from foreign operations. For the years ended March 31, 2004, 2005 and 2006 the reported income tax expense differed from amounts computed by applying the enacted tax rates to income from continuing operations before income taxes as set out below:

	Year ended March 31,
	2004	2005	2006

	Rs.	Rs.	Rs.
Net loss from operations before taxes	(371,212)	(307,576)	(149,245)
Enacted tax rates in India	35.88%	36.59%	33.66%

Computed expected tax benefit	(133,191)	(112,550)	(50,236)
Differences not deductible for tax purposes	11,225	15,357	55,519
Change in valuation allowance	(152,719)	142,777	(165,488)
Tax rate change of investment in affiliates	201,170	7,310	15,652
Others	24,230	(5,440)	4,478
Effect of tax rate change	49,357	(47,454)	140,075

Total income tax expense	72	—	—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Valuation allowances are established where necessary to reduce deferred tax assets to the amount considered more likely than not to be realized.

The carry forward losses as of March 31, 2006 amount to Rs. 2,116,284 and expire as follows:

Year ending
March 31,	Rs.

2007	101,237
2008	139,002
2009	119,927
2010	528,158
2011	616,024
2012	255,815
2013 and thereafter	356,121
Significant components of deferred tax assets and liabilities included in the balance sheet are as follows:

	As at March 31,
	2005	2006

	Rs.	Rs.
Deferred tax assets:
Carry forward business loss	1,637,693	1,470,841
Property, plant and equipment	22,736	35,447
Accruals and expenses currently not allowed for tax purposes	14,161	—
Investment in affiliates	343,985	335,474
Carry forward capital loss	15,279	31,169
Provision for doubtful accounts receivables	40,108	30,416

Total deferred tax assets	2,073,962	1,908,473
Less: valuation allowance	(2,073,962)	(1,908,473)

Net deferred tax assets	—	—

19.	Shareholders’ equity

The Company has only one class of capital stock referred to as equity shares. All references in these financial statements to the number of shares and per share amounts of the Company’s equity shares have been retroactively restated to reflect stock splits made by the Company.

The shareholders of the Company, in the annual general meeting held on October 25, 2005, approved an increase in authorized share capital of the Company from 37,500,000 Equity Shares of Rs.10/- each to 38,100,000 Equity Shares of Rs.10/- each. Further, the shareholders of the Company in an extraordinary general meeting held on December 23, 2005 approved the increase in the authorized share capital of the Company from 38,100,000 Equity Shares of Rs.10/- each to 50,000,000 Equity Shares of Rs.10/-.

20.	Common stock

Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (“ADS”) carry similar rights to voting and dividends as the other equity shares. One ADS represents one underlying equity share.

Share holding agreement

Sify, Satyam Computers Services Limited (Satyam), SAIF Investment Company Limited (SAIF) and Venture Tech entered into a subscription agreement dated October 7, 2002 and entered into an investor rights agreement dated October 7, 2002 reserving certain rights of consultation and veto for SAIF Investment Company Limited and Venture Tech.

Effective July 7, 2005 Sify entered into a Termination and Amendment Agreement with Satyam Computer Services Limited , SAIF Investment Company Limited and Venture Tech Solutions Private Limited ,pursuant to which SAIF irrevocably terminated all of its rights and obligations pursuant to the Investor Rights Agreement.

Effective July 21, 2005 Sify entered into a Termination and Amendment Agreement with Satyam Computer Services Limited and Venture Tech Solutions Private Limited ,pursuant to which Venture Tech irrevocably terminated all of its rights and obligations pursuant to the Investor Rights Agreement.

Effective September 20, 2005 Sify entered into a Termination and Amendment Agreement with Satyam Computer Services Limited ,pursuant to which Satyam irrevocably terminated all of its rights and obligations pursuant to the Investor Rights Agreement.

On November 10, 2005, Infinity Capital Ventures, LP (“Infinity Capital”), a Delaware limited partnership, acquired 11,182,600 Sify American Depositary Shares (“ADSs”) from Satyam Computer Services Limited (“Satyam”) for US $5.60 per share representing the market price of the share on such date. The total purchase price for the Satyam shares was US $62,623. Upon this acquisition, the entire holding of Satyam in Sify has been divested.

On November 10, 2005, Sify and Infinity Capital entered into a Subscription Agreement pursuant to which Infinity Capital agreed to purchase from Sify 6,720,260 newly-issued equity shares (ADSs) at a price of US $5.60 per share. The total issue price for the newly issued shares was Rs. 1,691,624 (equivalent of US $37,633). The closing of this transaction occurred in January 2006.

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

Liquidation

In the event of liquidation of the Company, the holders of common stock shall be entitled to receive any of the remaining assets of the Company, after distribution of all preferential amounts. The amounts will be in proportion to the number of equity shares held by the shareholders.

Stock Options

There are no voting, dividend or liquidation rights to the holders of warrants issued under the Company’s stock option plan.

21.	Other income, net

Other income consists of:

	For the year ended March 31,
	2004	2005	2006

	Rs.	Rs.	Rs.

Interest expense	(2,126)	(1,938)	(11,090)
Other finance charges	(8,882)	(11,281)	(13,773)
Interest income	48,187	52,759	70,314
Gain on sale of investments	82,758	15,710	—
Others	24,210	38,074	13,788

Other (expense)/income, net	144,147	93,324	59,239

22.	Employee benefit

Gratuity

The following table sets out the funded status of the Gratuity Plan and the amounts recognized in the Company’s balance sheet.

	As of March 31,
	2005	2006
	Rs.	Rs.

Accumulated benefit obligation	10,600	12,799
Change in projected benefit obligation
Projected benefit obligation at the beginning of the year	16,093	18,140
Service cost	5,688	6,806
Interest cost	1,100	1,392
Actuarial (gain)/loss	(4,057)	(2,217)
Benefits paid	(684)	(2,506)

Projected benefit obligation at the end of the year	18,140	21,615

Change in plan assets
Fair value of plan assets at the beginning of the year	4,436	4,716
Actual return on plan assets	267	(492)
Employer contributions	697	—
Benefits paid	(684)	(2,506)

Fair value of plan assets at the end of the year	4,716	1,718

Funded status of the plans	13,424	19,897
Unrecognized net actuarial gain/(loss)	6,698	7,395

Accrued benefit cost	20,122	27,292

		As of March 31,
	2004	2005	2006
	Rs.	Rs.	Rs.
The components of net gratuity costs are reflected below:

Service cost	4,593	5,688	6,806
Interest cost	929	1,100	1,392
Expected returns on plan assets	(351)	(543)	(538)
Recognized net actuarial (gain)/ loss	(57)	(130)	(490)

Net gratuity costs	5,114	6,115	7,170

Principal weighted average actuarial assumptions:
Discount rate	7%	8%	8%
Long-term rate of compensation increase	6%	6%	6%
Rate of return on plan assets	6%	6%	7.50%

The Company assesses these assumptions with the projected long-term plans of growth and prevalent industry standards. Unrecognised actuarial loss is amortised over the average remaining service period of the active employees to receive benefits under the plans.

The Company provides the gratuity benefit through annual contributions to a fund managed by the Life Insurance Corporation of India (LIC). The Company estimates the long-term return on plan assets at 7.5% based on the average long-term rate of return expected to prevail over the next 15 to 20 years on the types of investments held with LIC. The Trustees administer contributions made to the trust and contributions are invested in specific designated instruments as permitted by Indian law and investments are also made in mutual funds that invest in the specific designated instruments. As of March 31, 2006, all of the plan assets are invested in debt securities.

The employer’s best estimate of contributions expected to be paid to the plan during the year 2006–2007 amounts to Rs.2,500. Further, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter are as follows:

For the year ended
March 31,
2007	Rs. 1,584
2008	1,955
2009	2,527
2010	3,847
2011	6,075
2012 to 2016	35,950
The expected benefits are based on the same assumptions need to measure the Company’s benefit obligations as of March 31, 2006.

23.	Provident fund

The Company contributed Rs. 23,137, Rs. 28,242 and Rs.36,572 towards the provident fund during the years ended March 31, 2004, 2005 and 2006 respectively.
24.	Related Party Transactions

The Company has entered into transactions with the following related parties:
•	Satyam Computer Services Limited (formerly the Company’s parent company), where the Company provided connectivity services and software development services for certain e-learning projects until November 10, 2005;

•	Affiliated companies; and

•	Employees of the Company.

•	Directors of the Company
Given below is an analysis of transactions with Satyam Computer Services Limited:

			April 01,
			2005 to
	As at March 31,		November
	2004	2005	10, 2005
	Rs.	Rs.	Rs.

Due (to)/from Satyam Computer Services Limited at beginning of the year	16,016	13,030	33,524
Allocation of facilities costs	(4,408)	(1,647)	—
Capital expenses incurred on behalf of the Company	(5,376)	—	—
Billings to Satyam Computer Services Limited	51,455	48,713	121,132
Collections from Satyam Computer Services Limited	(44,657)	(36,005)	(101,958)
Payment to Satyam Computer Services Limited	—	9,433	—

Due (to)/from Satyam Computer Services Limited	13,030	33,524	52,698

The following is a summary of significant transactions with other related parties:

	Year ended March 31,
	2004	2005	2006

	Rs.	Rs.	Rs.
Interest on loans	1,411	—	—
Sale of equity in Sify Communications Limited	—	—	139,810
Employee loans

The Company has the following amounts due with respect to employee loans:

	As at March 31,
	2005	2006
	Rs.	Rs.
Due from employees	2,461	25,393
The estimated fair value amounts of other employee loans were Rs.2,235 and Rs. 23,519 as of March 31, 2005 and 2006, respectively. Considerable judgment is required to develop the estimates of fair value. Thus, the estimates provided herein are not necessarily indicative of the amounts the Company could realize in the market.

Repayable in the year ending March 31:

	Fair value	Gross value
2007	Rs. 22,156	Rs.23,818
2008	1,363	1,575
25.	Stock –based compensation plans

Employee Stock Offer Plan 1999

Under the Employee Stock Offer Plan, 1999, the Company provided for the issuance of 825,000 warrants to eligible employees. The warrants were issued to an employee welfare trust (the Trust) at Re.1 each on September 28, 1999. The Trust holds the warrants and transfers them to eligible employees over a period of three years. The warrants, which are to be transferred to eligible employees at Re. 1 each, entitles the holder to purchase one equity share at an exercise price determined by the Compensation Committee. The warrants and the equity shares received upon the exercise of warrants are subject to progressive vesting over a three-year period from the date of issue of warrants to employees. Deferred compensation is recorded in the event that the exercise price of the warrant is determined to be less than the fair market value of the underlying shares on the date of the grant. Deferred compensation is amortized over the vesting period of the warrants. The warrants allotted and the underlying equity shares are not subject to any repurchase obligations by the Company.

The warrants are to be exercised within a period of one month from the date of the last vesting.

Weighted average exercise price
	Shares arising out of option				(in Rupees)
	Year ended March 31,				Year ended March 31,
	2004	2005	2006	2004	2005	2006
Outstanding at beginning of the year	2,700	—	—	350.00	—	—
Granted	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—
Expired	2,700	—	—	350.00	—	—
Exercised	—	—	—	—	—	—
Outstanding at the end of the year	—	—	—	—	—	—
Exercisable at the end of the year	—	—	—	—	—	—
Weighted-average fair value of grants during the year	—	—	—	—	—	—

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

The terms of 5,080 stock options with a weighted average exercise price of Rs.169.30 have been modified. These options are accounted in accordance with EITF Issue 00-23, Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, as a variable plan. The Company has not recorded any additional compensation charge under variable accounting, as the exercise price has been higher than the market price.

Stock option activity under the ASOP 2000 Plan is as follows:

				Weighted average exercise price
	Shares arising out of option				(in Rupees)
	Year ended March 31,				Year ended March 31,
	2004	2005	2006	2004	2005	2006
Outstanding at beginning of the year	396,500	151,500	7,770	1,385.88	214.20	105.91
Granted	8,520	—	—	182.47	—
Forfeited	29,320	10,391	720	386.23	171.40	165.91
Expired	153,290	19,396	1090	3,265.89	281.26	107.11
Exercised	70,910	113,943	3920	93.83	167.36	54.71
Outstanding at the end of the year	151,500	7,770	2040	214.20	105.91	182.47
Exercisable at the end of the year	37,270	990	960	224.01	107.52	182.47
Weighted-average grant date fair value of grants during the year	—	—	—	122.95	—	—
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

Stock option activity under the ASOP 2002 Plan is as follows:

				Weighted average exercise price
	Shares arising out of option				(in Rupees)
	Year ended March 31,				Year ended March 31,
	2004	2005	2006	2004	2005	2006
Outstanding at beginning of the year	—	1,108,000	757,473	—	170.25	178.35
Granted	1,128,060	90,000	—	170.13	254.16	—
Forfeited	20,060	69,458	85,479	163.69	189.66	214.74
Expired	—	5,727	10,081	—	281.26	239.35
Exercised	—	365,342	285,056	—	163.39	172.60
Outstanding at the end of the year	1,108,000	757,473	376,857	170.25	178.35	172.83
Exercisable at the end of the year	—	131,589	357,482	—	174.61	168.58
Weighted-average grant date fair value of grants during the year	—	—	—	79.79	157.78
Associate Stock Option Plan 2005

In October 2005, the Company established the Associate Stock Option Plan 2005 (the ASOP 2005 Plan), which provides for the issuance of 1,900,000 ADR’s/shares to eligible employees. The Company cancelled any balance available for issue under previous plans.Accordingly,any unissued options available under previous plans or any options surrendered or lapsed are cancelled. During the period October 2005 to March 2006, the Company granted options to the eligible employees at a weighted average exercise price of Rs 285.98 per option.

The options vest in a graded manner over a period of 3 years as follows:

One sixth of the option quantity:	At the end of one year from the date of the grant
Five sixths of the option quantity:	At the end of each quarter during the second and third year from the date of the grant in eight equal installments.
The options can be exercised only after they vest but before the expiry date of forty months from the date of the grant.

As the number of ADR’s/shares that an individual employee is entitled to receive and the price of the option are known at the grant date, the ASOP 2005 Plan is considered as a fixed grant. Deferred compensation is recorded in the event that exercise price of the option is determined to be less than the fair market value of the underlying shares on the date of the grant. Deferred compensation is amortized over the vesting period of the options.

Stock option activity under the ASOP 2005 Plan is as follows:

	Shares arising out of option	Weighted average exercise price
		(in Rupees)
	Year ended March 31, 2006	Year ended March 31, 2006
Outstanding at beginning of the year	—	—
Granted	1,735,400	285.98
Forfeited	59,000	279.57
Expired	—	—
Exercised	—	—
Outstanding at the end of the year	1,676,400	286.20
Exercisable at the end of the year	—	—
Weighted-average grant date fair value of grants during the year		126.37

The following table summarizes information about fixed price options outstanding at March 31, 2006:

		Number		Weighted	Number	Weighted
		outstanding at	Weighted	average	exercisable at	average
	Range of	March 31,	average	remaining	March 31,	exercise
	exercise price	2006	exercise price	contractual life	2006	price
ASOP 2000	Rs. 163-265	2,040	Rs.182.47	0.13 years	960	Rs.182.47
ASOP 2002	Rs.163-265	376,857	172.83	0.16	357,482	168.58
ASOP 2005	Rs.163-265	1,346,600	238.32	2.90	—	—
ASOP 2005	Rs.266-482	329,800	481.74	3.11	—	—

	Rs. 163-482	2,055,297	265.31		358,442	168.62

26.	Commitments and contingencies

a) During the year Sify has received a notice from the Income-Tax Department of India for the financial years 2002 and 2003 for a sum of Rs.103,000 stating that no withholding tax has been deducted in respect of international bandwidth and leased line payments made by the Company to international bandwidth / lease line service providers.

Based on the opinion of our counsel, withholding taxes need not be deducted if the service provider did not have any permanent establishment in India and has not installed any equipment at the Company’s premises. The Company is able to demonstrate that international service providers have neither had a permanent establishment in India nor has installed any equipment at the Company’s premises. Accordingly, the likelihood of the loss contingency is remote and no provision for the loss contingency is considered necessary.

b) The company has outstanding financial and performance guarantees for various statutory purposes and letters of credit totalling Rs. 279,865 and Rs. 422,683 as of March 31, 2005 and 2006, respectively. These guarantees are generally provided to governmental agencies

c) Provident Fund contribution not provided for on leave encashment in respect of periods prior to April 01, 2005 is estimated at Rs.4,326.
27.	Products and services

Breakup of revenues against products and services are as follows:

	Year ended March 31,
	2004	2005	2006
	Rs.	Rs.	Rs.
Service revenue	2,323,033	2,858,070	3,928,072
Initial franchise fee	102,138	107,956	104,085
Installation service revenue	131,612	236,508	262,059

	2,556,783	3,202,534	4,294,216
Product revenue	244,401	410,923	387,591

	2,801,184	3,613,457	4,681,807

28.	Segment reporting

SFAS No 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas and major customers. The Company’s operations predominantly relate to connectivity to enterprises and providing Internet access to retail subscribers (both home access and public access). The Company also operates portals, “Sify.com. ,” “Samachar.com” and “SifyMax.in,” that provide a variety of India-related content to audiences both in India and abroad, and which generates revenue from advertisements and other value added services.

The primary operating segments of the Company are:
•	Corporate network/data services, which provides Internet, connectivity, security and consulting, hosting and managed service solutions;

•	Retail Internet access services, from homes and through cybercafés;

•	Online portal and content offerings; and

•	Other services, such as development of e-learning software.
The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources to various strategic business units that are identified based on the products and services that they offer and on the basis of the market served. The measure of loss reviewed by the CODM was “Earnings/loss before interest, taxes, depreciation and amortization.”

Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Bandwidth costs, which form a significant part of the total expenses, are allocated primarily between the corporate network/data services and Internet access services businesses as described below:

International bandwidth refers to bandwidth that is required for access to sites and offices outside the country. For all these businesses, bandwidth is allocated based on actual utilization captured by monitoring traffic per IP pool assigned at the egress points. The Company has packet shapers in the main locations to monitor bandwidth use by each of the above categories of users. This information is used in determining norms like bandwidth per port and bandwidth per personal computer. The actual utilization is cross validated against assumptions / norms for each business.

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

Last mile costs related to dial-up access (E1/R2 costs) that can be directly identified to businesses are allocated directly. Spectrum charges that are paid to the WPERSONAL COMPUTER for the license that has been provided to enable Sify to operate on the 5.7 ghz wireless spectrum are allocated based on the bandwidth that is used by the various businesses that use this spectrum. Certain expenses, such as depreciation, technology and administrative overheads, which form a significant component of total expenses, are not allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not practical to provide segment disclosure of these expenses and, accordingly, they are separately disclosed as “unallocated” and adjusted only against the total income of the Company.

A significant part of the fixed assets used in the Company’s business are not identifiable to any of the reportable segments and can be used interchangeably between segments. Management believes that it is not practicable to provide segment disclosures relating to total assets since a meaningful segregation of the available data is onerous.

The Company’s operating segment information for the years ended March 31, 2004, 2005 and 2006 are presented below:

Year ended March 31, 2006					(all in Rupees)
	Corporate
	Network / Data	Retail Internet	Online Portal
	Services	Access Services	Services	Other Services	Total

Revenues	Rs.2,531,094	Rs.1,814,115	Rs.178,986	Rs. 157,612	Rs.4,681,807
Allocated expenses	(1,512,832)	(1,798,963)	(187,941)	(141,567)	(3,641,303)
Equity in profit of affiliates			40,703		40,703

Segment operating income	Rs.1,018,262	Rs.15,152	Rs.31,748	Rs.16,045	Rs.1,081,207
Unallocated corporate expenses					(843,599)
Foreign exchange gain, net					23,221
Other income / (expense), net					11,835
Depreciation and amortization					(476,526)
Interest income, net					54,617

Net loss					Rs.(149,245)

Year ended March 31, 2005					(all in Rupees)
		Retail
	Corporate	Internet
	Network/Data	Access	Online Portal	Other
	Services	Services	Services	Services	Total

Revenues	2,023,412	1,404,876	103,053	82,116	3,613,457
Allocated expenses	(1,345,254)	(1,361,140)	(99,303)	(74,346)	(2,880,043)
Equity in profit of affiliates	—	—	50,752	—	50,752

Segment operating income	678,158	43,736	54,502	7,770	784,166
Unallocated corporate expenses					(620,235)
Foreign exchange gain					2,595
Other income/(expense), net					42,503
Depreciation and amortization					(567,426)
Interest income, net					50,821

Net (loss)					(307,576)

Year ended March 31, 2004					(all in Rupees)
		Retail
	Corporate	Internet
	Network/Data	Access	Online Portal	Other
	Services	Services	Services	Services	Total

Revenues	1,395,498	1,088,440	84,233	233,013	2,801,184
Allocated expenses	(846,526)	(1,188,366)	(100,935)	(85,277)	(2,221,104)
Equity in profit of affiliates	—	—	17,083	—	17,083
Minority interest	—	—	79	—	79

Segment operating income/(loss)	548,972	(99,926)	460	147,736	597,242
Unallocated corporate expenses					(540,981)
Foreign exchange loss, net					(52,148)
Other income/(expense), net					97,541
Profit from sale of business					63,059
Depreciation and amortization					(559,980)
Impairment of assets					(22,551)
Interest income, net					46,606
Income taxes					(72)

Net (loss)					(371,284)

29.	Legal proceedings
The Company and certain of its officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in Sify’s initial public offering of American Depositary Shares as defendants. This class action is brought on behalf of a purported class of purchasers of Sify’s ADSs from the time of Sify’s Initial Public Offering (“IPO”) in October 1999 through December 2000. The central allegation in this action is that the underwriters in Sify’s IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased Sify’s ADSs in the IPO and the aftermarket. The complaint also alleges that Sify violated the United States federal securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits.
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
The Company believes that it has sufficient insurance coverage to cover the maximum amount that it may be responsible for under the proposed settlement. Although the Federal District Court has preliminarily approved the settlement, it is possible that the Federal District Court may not finally approve the settlement in whole or part. The Company believes the maximum exposure under this settlement, in the event that the plaintiffs recover nothing from the non-settling defendants, is approximately U.S. $3.9 million, an amount which the Company believes is fully recoverable from the Company’s insurer.
The Company is party to additional legal actions arising in the ordinary course of business. Based on the available information, as of March 31, 2006 Sify believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect on Sify.
30.	Subsequent Events
The Company has paid retention bonuses amounting to Rs.20 million during the quarter ended December 31, 2005 to its key employees. The amount is being amortized over the retention period of 36 months and will be recovered from the employees in the event of termination of service before the end of the retention period. The Compensation Committee of the Company in its meeting dated April 20, 2006 approved an amendment to this retention bonus scheme wherein the retention period has been reduced to 18 months.
In June, 2006, Rustom Irani and Ajit Abraham each announced that they will be stepping down as officers of our Company and will be leaving the employment of our Company. Mr. Irani is our Chief Technology Officer and Mr. Abraham is our Chief Human Resources Officer. Our management has begun searching for their replacements.

Item 19. Exhibits

Number	Description

1.1	Amended Articles of Association of Sify Limited. (1)

1.2	Memorandum of Association of Sify Limited. (2)

1.3	Amendment of Memorandum of Association. (3)

2.1	Deposit Agreement, dated as of October 18, 1999, among Sify Limited, Citibank, N.A. and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depositary Receipt). (4)

2.2	Amendment No. 1 to Deposit Agreement among Sify Limited, Citibank, N.A. and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (4)

2.3	Amendment No. 2 to Deposit Agreement among Sify Limited, Citibank, N.A. and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (5)

2.4	Subscription Agreement dated November 10, 2005 between Sify Limited and Infinity Capital Ventures, LP. (9)

2.5	Standstill Agreement dated November 10, 2005 by and among Sify Limited, Infinity Capital Ventures, LP and Mr Raju Vegesna. (9)

2.6	Shareholders’ Agreement dated December 20, 2005 between Sify Limited, Infinity Satcom Universal (P) Limited, and Sify Communications Limited. (10)

2.7	Shareholders’ Agreement dated November 25, 2005 between Sify Limited and Man Financial. (11)

4.1	Associate Stock Option Plan 2000 (6)

4.2	Associate Stock Option Plan 2002 (6)

4.3	Associate Stock Option Plan 2005

4.4	Form of Indemnification Agreement. (7)

4.5	License Agreement for Provision of Internet Service, including Internet Telephony dated as of April 1, 2002 by and between Sify Limited and the Government of India, Ministry of Communications and Information Technology, Department of Telecommunications, Telecom Commission. (3)

4.6	Bank Guarantee, dated as of November 4, 1998. (2)

4.7	Agreement, dated November 10, 2004, between Sify Limited, Satyam Computer Services Limited, SAIF Investment Company Limited and Venture Tech Solutions Pvt. Ltd. (8)

8.1	List of Subsidiaries.

11.1	Code of Conduct and Conflict of Interest Policy (6)

12.1	Rule 13a-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a) Certification of Chief Financial Officer

13.1	Section 1350 Certification of Chief Executive Officer

13.2	Section 1350 Certification of Chief Financial Officer

15.1	Consent of KPMG

(1)	Previously filed as an exhibit to to the Report on Form 6-K filed with the Commission on February 17, 2005 and incorporated herein by reference.

(2)	Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Commission on October 4, 1999 and incorporated herein by reference.

(3)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on July 1, 2002 and incorporated herein by reference.

(4)	Previously filed as an exhibit to the Post-Effective Amendment No. 1 to Form F-6 filed with the Commission on January 5, 2000 and incorporated herein by reference.

(5)	Previously filed as an exhibit to the Registration Statement on Form S-8 (File No. 333-101322) filed with Commission on November 20, 2002 and incorporated herein by reference.

(6)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 29, 2004 and incorporated herein by reference.

(7)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-2 filed with the Commission on October 13, 1999 and incorporated herein by reference.

(8)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 30, 2004 and incorporated herein by reference.

(9)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 21, 2005 and incorporated herein by reference.

(10)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 7, 2005 and incorporated herein by reference.

(11)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 23, 2005 and incorporated herein by reference.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SIFY LIMITED

By:	/s/ R. Ramaraj

Name:	R. Ramaraj
Title:	Chief Executive Officer & Managing Director

By:	/s/ Durgesh Mehta

Name:	Durgesh Mehta
Title:	Chief Financial Officer
Date: June 30, 2006

s

Exhibit Index

Number	Description

1.1	Amended Articles of Association of Sify Limited. (1)

1.2	Memorandum of Association of Sify Limited. (2)

1.3	Amendment of Memorandum of Association. (3)

2.1	Deposit Agreement, dated as of October 18, 1999, among Sify Limited, Citibank, N.A. and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depositary Receipt). (4)

2.2	Amendment No. 1 to Deposit Agreement among Sify Limited, Citibank, N.A. and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (4)

2.3	Amendment No. 2 to Deposit Agreement among Sify Limited, Citibank, N.A. and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (5)

2.4	Subscription Agreement dated November 10, 2005 between Sify Limited and Infinity Capital Ventures, LP. (9)

2.5	Standstill Agreement dated November 10, 2005 by and among Sify Limited, Infinity Capital Ventures, LP and Mr Raju Vegesna. (9)

2.6	Shareholders’ Agreement dated December 20, 2005 between Sify Limited, Infinity Satcom Universal (P) Limited, and Sify Communications Limited. (10)

2.7	Shareholders’ Agreement dated November 25, 2005 between Sify Limited and Man Financial. (11)

4.1	Associate Stock Option Plan 2000 (6)

4.2	Associate Stock Option Plan 2002 (6)

4.3	Associate Stock Option Plan 2005

4.4	Form of Indemnification Agreement. (7)

4.5	License Agreement for Provision of Internet Service, including Internet Telephony dated as of April 1, 2002 by and between Sify Limited and the Government of India, Ministry of Communications and Information Technology, Department of Telecommunications, Telecom Commission. (3)

4.6	Bank Guarantee, dated as of November 4, 1998. (2)

4.7	Agreement, dated November 10, 2004, between Sify Limited, Satyam Computer Services Limited, SAIF Investment Company Limited and Venture Tech Solutions Pvt. Ltd. (8)

8.1	List of Subsidiaries.

11.1	Code of Conduct and Conflict of Interest Policy (6)

12.1	Rule 13a-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a) Certification of Chief Financial Officer

13.1	Section 1350 Certification of Chief Executive Officer

13.2	Section 1350 Certification of Chief Financial Officer

15.1	Consent of KPMG

(1)	Previously filed as an exhibit to to the Report on Form 6-K filed with the Commission on February 17, 2005 and incorporated herein by reference.

(2)	Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Commission on October 4, 1999 and incorporated herein by reference.

(3)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on July 1, 2002 and incorporated herein by reference.

(4)	Previously filed as an exhibit to the Post-Effective Amendment No. 1 to Form F-6 filed with the Commission on January 5, 2000 and incorporated herein by reference.

(5)	Previously filed as an exhibit to the Registration Statement on Form S-8 (File No. 333-101322) filed with Commission on November 20, 2002 and incorporated herein by reference.

(6)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 29, 2004 and incorporated herein by reference.

(7)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-2 filed with the Commission on October 13, 1999 and incorporated herein by reference.

(8)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 30, 2004 and incorporated herein by reference.

(9)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 21, 2005 at incorporated herein by reference.

(10)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 7, 2005 and incorporated herein by reference.

(11)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 23, 2005 and incorporated herein by reference.