Form 20-F/A
period 2006-03-31
SIFY LTD
filed 2006-10-12
CIK 1094324

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)
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
Yes ☐ No ☑

Item

Explanatory Note
Currency of Presentation and Certain Defined Terms
PART III
Item 18. Financial Statements
Item 19. Exhibits
EXHIBIT 12.1
EXHIBIT 12.2
EXHIBIT 13.1
EXHIBIT 13.2
EXHIBIT 15.2

Explanatory Note
     The purpose of this Amendment No. 1 on Form 20-F/A to the annual report on Form 20-F of Sify Limited for the year ended March 31, 2006, filed with the U.S. Securities and Exchange Commission on June 30, 2006 (the “Original Form 20-F Filing”) is to amend “Item 18. Financial Statements” and “Item 19 Exhibits”. to provide separate audited consolidated financial statements of Man Financial-Sify Securities India Private Limited (Man Financials) as on and for the fiscal year ended March 31, 2006 and the related audit report of KPMG. In addition, Sify Limited is including certifications of the chief executive officer and the chief financial officer.
     Sify Limited’s holding in Man Financials met a significant test of Rule 3-09 under Regulation S-X in 2006 and as a result, the financial statements of Man Financials are required to be filed.
     The consolidated financial statements of Man Financials as on and for the year ended March 31, 2006 included in the amendment have been prepared by and are the responsibility of Man Financials and its management. These financial statements have not been prepared by Sify or its management. Accordingly, Sify and its management assumes no responsibility relating thereto.
     This Form 20-F/A does not reflect events occurring after the Original Form 20-F Filing or modify or update those disclosures affected by subsequent events. Rather, except as described above, information is unchanged and reflects the disclosures made at the time of the Original Form 20-F Filing on June 30, 2006. Accordingly, this Form 20-F/A should be read in conjunction with the Original Form 20-F Filing and our filings made subsequent thereto, including any amendments to those filings. In accordance with Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended, the complete text of each of Item 18 is set forth herein, including those portions of such text that have not been amended from that set forth in the Original Form 20-F Filing.

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

Item 18. Financial statements.
The portions of Sify’s Annual Report on Form 20-F for the year ended March 31, 2006, filed with the U.S. Securities and Exchange Commission on June 30, 2006, set forth on pages 68 through 98, are incorporated herein by reference and together with the disclosure below constitute the Company’s response to Item 18. Immediately following such disclosure, the following financial statements of Man Financial-Sify Securities India Private Limited shall be included.

Man Financial-Sify Securities India Private Limited and Subsidiaries
Consolidated Financial statements together with Auditors’ Report as of March 31, 2006 and 2005(unaudited) and for the years ended March 31, 2006 and 2005(unaudited)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     The Board of Directors and Stockholders
     Man Financial-Sify Securities India Private Limited:
We have audited the accompanying consolidated statement of financial condition of Man Financial-Sify Securities India Private Limited and subsidiaries (collectively, the Company) as of March 31, 2006, and the related consolidated statements of income, stockholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Man Financial-Sify Securities India Private Limited and subsidiaries as of March 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with US generally accepted accounting principles.

Mumbai, India	KPMG
October 12 , 2006.

Man Financial-Sify Securities India Private Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
In Rupees thousands, except share data and as otherwise stated

	As of March 31
	2006		2005
			Unaudited

Assets

Cash	Rs	93,739	Rs	93,927
Cash-restricted		1,039,115		895,733
Interest bearing deposits with bank		102,250		—
Deposits with clearing organizations and others		438,103		120,854
Receivable from broker-dealers and clearing organizations		138,301		133,484
Receivable from customers (Net of allowances of Rs 3,100 Previous year Rs 500)		621,233		394,620
Securities owned:
Marketable, at market value		12,605		32,857
Not readily marketable, at estimated fair value		2,927		—
Memberships in exchanges:
Owned, at adjusted cost (fair value Rs.4,387 Previous year Rs 14,473)		4,387		14,473

Furniture and equipment-net		60,029		43,295
Other assets		89,619		54,169
Deferred tax asset		5,223		17,634

Total assets	Rs	2,607,531	Rs	1,801,046

Liabilities
Payable to broker dealers and clearing organizations		366,210		246,254
Payable to customers		1,271,821		778,461
Accounts payable, accrued expenses, and other liabilities		200,838		137,762

Total liabilities		1,838,869		1,162,477

Commitments, contingencies and guarantees (Refer note 15)

Stockholders’ equity
Common stock at Rs. 10 par value: 65,000,000 shares authorized (2005 - 65,000,000); Issued and outstanding: 51,894,182 shares as of March 31, 2006 and 51,894,182 shares as of March 31, 2005		518,942		518,942
Additional paid-in capital		28,968		28,968
Retained earnings		220,752		90,659

Total stockholders’ equity		768,662		638,569

Total liabilities and stockholders’ equity	Rs	2,607,531	Rs	1,801,046

See accompanying notes to consolidated financial statements

Consolidated Statements of Income
In Rupees thousands, except share data and as otherwise stated

	Year ended March 31
	2006		2005
			Unaudited

Revenues
Commissions	Rs	674,045	Rs	410,038
Depository and Clearing fees		28,350		22,219
Interest and Dividends		64,910		56,718
Other income		29,304		15,316

Total	Rs	796,609	Rs	504,291

Expenses
Employee compensation and benefits		259,099		124,324
Exchange expenses and clearance fees		27,479		21,417
Brokerage to other broker-dealers		96,168		52,771
Communications and data processing		12,949		11,423
Interest		9,967		12,347
Occupancy (Includes depreciation Rs 21,274 Previous year: Rs 17,165; includes amortization of membership right of BSEL Rs 1,188, Previous year: Rs 2,337)		67,616		63,478
Other expenses		98,887		56,383
Loss on Exchange Membership Rights (Refer note 7)		5,980		—

Total		578,145		342,143

Income before income taxes		218,464		162,148
Income tax expense		(88,371)		(63,121)

Net income	Rs	130,093	Rs	99,027

See accompanying notes to consolidated financial statements

Consolidated Statement of Stockholders’ Equity
In Rupees thousands, except share data and as otherwise stated

			Additional		Total
	Common		Paid-In	Retained	Stockholders’
	Shares		Capital	Earnings	Equity
	No. of shares	Rs	Rs	Rs	Rs

Balance as of March 31, 2004 (Unaudited)	38,727,002	387,270	—	(8,368)	378,902
Issue of common stock (Unaudited)	13,167,180	131,672	28,968	—	160,640
Net Income(Unaudited)	—	—	—	99,027	99,027

Balance as of March 31, 2005	51,894,182	518,942	28,968	90,659	638,569
Net income	—	—	—	130,093	130,093

Balance as of March 31, 2006	51,894,182	518,942	28,968	220,752	768,662

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows
 In Rupees thousands, except share data and as otherwise stated

	Year ended March 31,
	2006	2005
		Unaudited
	Rs	Rs

Cash flows from operating activities
Net income	130,093	99,027
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	22,414	19,502
Loss on Exchange Membership Rights (Refer note 7)	5,980	—
Deferred tax expense	12,411	10,671
Others	35	515

Changes in operating assets and liabilities:
Interest bearing deposits with banks	(102,250)	149,455
Deposits with clearing organizations and others	(317,249)	66,566
Net receivable from broker-dealers and clearing organizations	(4,817)	(112,053)
Net receivable from customers	(226,613)	(326,844)
Marketable securities, net	20,252	42,973
Not readily marketable securities	(10)	—
Other, net	(35,479)	34,951
Increase (decrease) in operating liabilities:
Payable to broker dealers and clearing organizations	119,956	22,761
Payable to customers	493,360	(2,289,997)
Accounts payable, accrued expenses, and other liabilities	66,546	(385,037)

Net cash provided by / (used in) operating activities	184,629	(2,667,510)

Cash flows from investing activities
Expenditure on furniture and equipment	(38,770)	(20,830)
Net movement in cash-restricted	(143,382)	2,222,653
Proceeds from sale of furniture, equipment	806	—

Net cash used in investing activities	(181,346)	2,201,823

Cash flows from financing activities
Payment of bank loans	(3,471)	(781)
Proceeds from issue of equity shares	—	160,641

Net cash (used in)/ provided by financing activities	(3,471)	159,860

Net decrease in cash	(188)	(305,827)
Cash at the beginning of the year	93,927	399,754

Cash at the end of the year	93,739	93,927

Supplementary information:
Cash paid for:
Interest	1,893	570
Taxes	91,875	64,051
Non-cash operating activities-: During the year, the Company exchanged its former membership rights having a carrying value of Rs 13,570 thousands for fresh exchange membership rights and ownership in the exchange pursuant to the scheme of corporatisation and demutualization (Refer note 7).
See accompanying notes to consolidated financial statements

Notes to the Consolidated Financial Statements
1.	Organization and Nature of Business

Man Financial-Sify Securities India Private Limited (formerly Refco-Sify Securities India Private Limited) (‘the Company’) was incorporated on 29 December 1999 as a private limited company under the Indian Companies Act 1956.

The Company is a joint venture between Man Financial Holding Limited, UK, and Sify Limited, India with 70.15% and 29.85% share respectively. Man Financial Holding Limited became the holding company of the Company by virtue of the acquisition of 70.15% of the total equity share capital from Refco Group Inc.,USA (‘Refco’).

The principal activity of the Company is to act as a stock and commodity broker for foreign institutional investors (‘FIIs’), mutual funds, domestic financial institutions and retail investors. The Company also acts as a depository participant and provides depository services to foreign institutional investors (‘FIIs’), mutual funds, domestic financial institutions and retail investors.

2.	Significant accounting policies

Basis of presentation

The accompanying financial statements have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP).

Use of Estimates

In conformity with U.S. GAAP, management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements. Some of the more significant estimates include allowances for doubtful accounts, depreciation of assets, valuation allowance for deferred tax assets and valuation of memberships in exchanges. Actual results could differ from those estimates.

Principles of consolidation

The consolidated financial statements of Man Financial-Sify Securities India Private Limited include the amounts of the Company and all of its majority-owned subsidiaries, where Man Financial-Sify Securities India Private Limited is able to exercise control over the operating and financial policies of the investees. All significant inter-company accounts and transactions are eliminated on consolidation.

Securities Transactions

The Company executes transactions on behalf of its clients and does not trade on its own account. Transactions executed as agents for customers are recorded on trade date basis. The Commission income and related expenses are reported on the trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contracted settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

Revenue

Commission, Clearing fees and related expenses are recorded on a trade-date basis as securities transactions occur.

Interest income and depository fees are recognized on an accrual basis.

Foreign Currencies transactions

The consolidated financial statements are reported in Indian Rupees (Rs), the national currency of India, which is also the functional currency of the Company. Assets and liabilities denominated in foreign currencies are expressed in the functional currency at the rates of exchange as of the balance sheet date. The unrealized gain or loss resulting from this translation is reflected in the statements of income. Income and expenses in foreign currencies are expressed in the functional currency at exchange rates prevailing when income is earned or expenses are incurred.

Furniture and equipment

Furniture and equipments are stated at cost of acquisition less accumulated depreciation thereon. Cost includes all expenses incidental to the acquisition of fixed assets, while maintenance and repairs are charged to expense when incurred.

Depreciation is provided over the estimated useful lives of the assets on the double-declining balance method.

Capitalized costs of computer software obtained for internal use represent costs incurred to purchase computer software from third parties. Capitalized costs are amortized on a straight line basis over the estimated useful life of the software.

Exchange membership rights

The Company has recognised the Exchange Membership Rights of Bombay Stock Exchange Limited (‘BSEL’) (initial Membership Card of The Stock Exchange, Mumbai) as an intangible. The Exchange Membership Rights are amortised over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS Statement No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

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
Gratuity
The Company provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering all employees. The Gratuity Plan commenced in April 2005. The plan provides a lump sum payment to vested employees at retirement or termination of employment of an amount based on the respective employee’s salary and the years of employment with the Company. The Company provides the gratuity benefit through annual contributions to a fund managed by the Life Insurance Corporation of India (LIC). Under this scheme, the settlement obligation remains with the Company, although the LIC administers the scheme and determines the contribution premium required to be paid by the Company. The Gratuity Plan is accounted for in accordance with SFAS No. 87, Employers’ Accounting for Pensions.

3.	Cash-restricted

Restricted cash as of March 31, 2006 includes fixed deposits of Rs 750,615 thousands (Rs 474,489 thousands as at March 31, 2005) placed with banks as margins for bank guarantees issued to clearing organisations and fixed deposits of Rs 288,500 thousands (Rs 421,244 thousands as at March 31, 2005) specifically earmarked as liens to clearing organizations towards margins.

4.	Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at 31 March 2006 consist of the following:

	As of March 31, 2006
		2006		2005
	Receivable	Payable	Receivable	Payable
			Unaudited
		(Rs. in thousands)
Clearing organizations -
- Unsettled trade	133,898	83,344	121,616	23,358
- Margin deposit	—	26,960	—	17,400
Broker-Dealer	4,403	255,906	11,868	205,496

Total	138,301	366,210	133,484	246,254

5.	Receivable From and Payable to Customers

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

6.	Securities

Marketable securities consist of investments in units of mutual funds. These are considered to be trading securities and are reported at fair value. Securities not readily marketable represent investments in equity shares of Bombay Stock Exchange Limited, obtained by the Company pursuant to the exchange transaction explained in Note 7.

7.	Membership in Exchanges

Exchange Membership Rights to the BSEL consists of a trading right (intangible) which represents right to conduct business on the exchange and equity shares of the exchange (securities not readily marketable), which represents ownership rights.

The Company acquired the BSE membership rights on 6 December 2000. This was classified as an intangible asset and is being amortised over a period of 10 years, the useful life as estimated by the management.

During the year, The Bombay Stock Exchange (Corporatisation and Demutualisation) Scheme 2005 (‘the scheme’) was approved by Securities Exchange Board of India (‘SEBI’) (with effect from 19 August 2005 (‘the due date’)) which converted The Stock Exchange, Mumbai (‘BSE’) from an Association of Person to a corporate body in the name of Bombay Stock Exchange Limited (‘BSEL’).

In accordance with the scheme, the members of the former BSE, in exchange of their initial BSE membership rights received fresh membership rights of BSEL (i.e. right to trade on BSEL without placement of cash deposit) as well as equity shares of BSEL.

The carrying value of the initial BSE membership rights on the due date in the records of the Company was Rs 13,570 thousands. Consequent to the corporatisation of BSE, the Company computed the fair value of the membership rights of BSEL and shares of BSEL as follows:

Membership rights BSEL	On the basis of the benefits which the Company would get over the current deposit based membership right of BSEL
Equity shares of BSEL	On the basis of the fair value of the equity shares of BSEL determined by the management
The difference between the aggregate of the fair values of the membership right of BSEL and the equity shares of BSEL and the carrying value of the initial BSE membership right of Rs 5,980 thousands has been written off to profit and loss account during the year as follows:

	Carrying Value	Fair Value as at	Write off to Profit
	as at 19 August 2005	19 August 2005	& Loss Account
	(Rs in thousands)	(Rs in thousands)	(Rs in thousands)
Initial BSE Membership Card	13,570	4,673	8,897
Shares in BSE Limited at cost	—	2,917	(2,917)

Total	13,570	7,590	5,980

8.	Furniture and equipment
A listing of furniture and equipment by asset category is set out below:

	As of March 31,
	2006	2005
		Unaudited
	(Rs. in thousands)
Furniture, fixtures and equipment	18,323	10,841
Computer hardware and software	122,738	92,295
Vehicles	6,108	6,390

	147,169	109,526
Less : Accumulated depreciation and amortization	87,140	66,231

Furniture and equipment-net	60,029	43,295

9.	Other assets
Other assets consist of the following:

	As of March 31,
	2006	2005
		Unaudited
	(Rs in thousands)
Interest accrued but not due	27,034	14,557
Prepaid expenses	20,901	14,161
Advance-tax net of provision for tax	31,948	16,036
Loans to staff	1,905	3,195
Others	7,831	6,220

Total	89,619	54,169

10.	Accounts payable, accrued expenses and other liabilities
Accounts payable, accrued expenses and other liabilities consist of the following:

	As of March 31
	2006	2005
		Unaudited
	(Rs in thousands)

Accrued expenses	97,457	69,104
Withholding tax payable	30,394	21,752
Provision for Gratuity	1,404	2,048
Bank overdraft	54,547	25,145
Others	17,036	19,713

Total	200,838	137,762

11.	Employee benefits
The following table sets forth the funded status of the plans and the amounts recognized in the Company’s balance sheet.

	As of March 31,
	2006	2005
		Unaudited
	(Rs in thousands)
Change in benefit obligations
Projected benefit obligations at beginning of the year	2,100	1,233
Service cost	1,416	785
Interest cost	157	82
Benefits payments	—	—
Actuarial (gain)/loss on obligations	457	—

Projected benefit obligations at the end of the year	4,130	2,100

Change in plan assets
Fair value of plan assets at beginning of the year	—	—
Return on plan assets	—	—
Employer contributions	2,264	—
Actual benefits paid	—	—
Plan assets at the end of the year	2,264	—

Funded status	(1,866)	(2,100)
Unrecognized actuarial loss		—

Net prepaid (accrued) gratuity cost	(1,866)	—

Accumulated benefit obligation	1,341	1,181

The components of the net gratuity cost are reflected below:

	As of March 31,
	2006	2005
		Unaudited
	(Rs. in thousands)

Service cost	1,416	785
Interest cost	157	82
Expected return on assets	—	—

Net gratuity cost	1,573	867

The actuarial assumptions used in determining the benefit obligation and the net gratuity cost are given below:

	As of March 31,
	2006	2005
		Unaudited
Discount rate	7.50%	7.00%
Rate of increase in compensation levels	6.00%	5.00%
Rate of return on plan assets	7.50%	7.00%
The expected long term rate of return is an average of the expected long term returns for the fund held with LIC.
Investment strategy for plan assets maintained by the LIC
The LIC administers the plan fund and it independently determines the target allocation by asset category. The LIC primarily invests the fund in government securities and other debt instruments. The selection of investments and the asset category is determined by LIC. The LIC’s strategy is to invest in a prudent manner to produce a return that will enable the fund to meet the required benefit obligations. The insurance industry in the country is highly regulated and the LIC, which is majority owned by the Government of India, functions within regulated investment norms. As such, while the return on investments is subject to market interest rate and other risks, no untoward losses are expected to the plan assets. No such events have occurred in the history of operations of the fund. As of 31 March 2006 all plan assets are invested in approved government securities only.
The benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter are as follows:

(Rs. in
thousands)
Future estimated payments during the year ending March 31,
2007	69
2008	120
2009	386
2010	730
2011	1,074
Thereafter	8,426

Total	10,805

The employers best estimate of contribution expected to be paid to the plan during 2006-2007 amounts to Rs. 1,916 thousands.
Provident fund
The Company contributed Rs 2,280 thousands during the year ended March 31, 2006 (Rs 1,537 thousands during March 31, 2005) towards provident fund.

12.	Income taxes
Components of the deferred tax balances
The tax effects of temporary differences are reflected through a deferred tax asset/liability which is included in the statement of financial condition of the Company.
Components of the deferred tax balances are set out below:

	As of March 31,
	2006	2005
		Unaudited
	(Rs. in thousands)

Deferred tax assets
Furniture and equipment	12,185	18,024
Allowances for Debtors	1,009	168
Gratuity	470	690
Membership in exchanges	3,881	2,272

	17,545	21,154
Valuation allowance	(3,881)	(2,272)

Total deferred tax asset	13,664	18,882
Deferred tax liability
Undistributed earnings of subsidiaries	8,441	1,248

Net deferred tax asset/(liability)	5,223	17,634

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax asset is dependent on the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of the projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Company will realize the benefits of those deductible differences, net of existing valuation allowances as at 31 March 2006. The amount of deferred tax asset is considered realizable, however could be reduced in the near term, if estimates of future taxable income are reduced.
The Company would require taxable income of Rs 15,517 thousands in the future periods to be able to fully realize the benefit of net deferred asset recognized in these financial statements.
The net change in the total valuation allowance for the years ended March 31, 2006, and March 31, 2005 was an increase of Rs 1,609 thousands and an increase of Rs 2,272 thousands respectively. The valuation allowance as of March 31, 2006 relates to capital loss carried forward on membership in exchanges.

Reconciliation of tax rates
The Indian statutory tax rate consists of a basic rate (30% in 2006; 35% in 2005) plus a surcharge, if any. During each of the years presented, legislation was enacted in the first few months of the fiscal year that changed the amount of the surcharge for that fiscal year and future years. The surcharge was changed to 12.2% of the basic rate and 4.55% of the basic rate during the years ended March 31, 2006 and 2005, respectively, and resulted in a total statutory tax rate of 33.66% and 36.5925% for the years ended March 31, 2006 and 2005, respectively.
The reported income tax expense differs from amounts computed by applying the enacted tax rates to income from continuing operations before income taxes as set out below:

	Year ended March 31,
	2006	2005
		Unaudited
	(Rs in thousands)

Income before income taxes	218,464	162,148
Statutory tax rate	33.66%	36.59%
Income tax expense at the statutory tax rate	73,534	59,330
Increase/(reduction) in taxes on account of:
Loss on misdeal	2,446	—
Change in valuation allowance	1,609	524
Changes in statutory tax rate	—	1,751
Income charged at rates other than statutory tax rate	804	263
Fringe benefit tax	994	—
Tax on undistributed earnings of subsidiaries	7,192	1,248
Others	1,792	5

Income tax expense reported	88,371	63,121

Components of income tax expense/(benefit) from continuing operations
Components of income tax expense/(benefit) from continuing operations are set out below:

	Year ended March 31,
	2006	2005
		Unaudited
	(Rs. in thousands)

Current	75,960	52,450
Deferred	12,411	10,671

Income tax expense/(benefit) reported	88,371	63,121

Income taxes are substantially from domestic operations. An amount considered insignificant is from foreign operations.

13.	Stockholders’ equity
The Company has only one class of common stock referred to as equity shares.

14.	Financial Instruments
Financial Instruments With Off-Balance-Sheet Risk
In the normal course of business, the Company’s customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker-dealer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.
The Company’s customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers’ accounts. In connection with these activities, the Company executes and clears customer transactions involving the purchase and sale of securities, which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer’s obligations. The Company seeks to mitigate the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.
The Company mitigates the risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.
Concentrations of Credit Risk
The Company and its subsidiaries are engaged in brokerage activities in which counterparties primarily include foreign institutional investors, financial institutions, mutual funds and retail investors. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company’s policy to review, as necessary, the credit standing of each counterparty.

15.	Commitments and Contingent Liabilities

Operating Lease Commitments

The Company and its subsidiaries have obligations under long term operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space at March 31, 2006, are approximately as listed below:

Rs. in
thousands
Lease rental commitments for the years ending March 31,
2007	18,036
2008	16,572
2009	5,530
2010	—
Thereafter	—

Total minimum lease commitments	40,138

Rent expense for the current year aggregated to Rs 11,878 thousands and is included in the occupancy expense line item on the Consolidated Statement of Income.

Guarantees

FASB Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee arrangements and to record a liability at inception of the guarantee. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity’s failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has outstanding financial guarantees granted on behalf of its subsidiary Man Financial Commodities, for statutory purposes. These guarantees are provided to trading exchanges. The current carrying amount of the liability and the maximum potential amount of future payments the Company could be required to make under the guarantee amounts to Rs 95,000 thousands as of March 31, 2006 (Rs 95,000 thousands as of March 31, 2005).

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities, commodities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company’s guarantee obligations would be restricted only to the extent of amounts due/receivable from the Exchange and would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

16.	Related party transactions

The Company has entered into transactions with the following related parties:
•	Significant stakeholders;

•	Affiliates of significant stakeholders; and

•	Employees/Directors of the Company.
Other Income

Other income includes service fee income and reimbursement for rent and electricity expenses of Rs 4,329 thousands (Rs 240 thousands during March 31, 2005) received from affiliates of significant stakeholders.

Other Expenses

Other expenses include internet expenses of Rs 1,399 thousands (Rs 7,459 thousand during March 31, 2005) paid to significant stakeholder-SIFY.

Due from affiliates of significant stakeholders

Balances with affiliates of significant stakeholders as of March 31, 2006 amounts to Rs 73 thousands (Rs. 646 thousands as of March 31, 2005) representing amount receivable for common expenses.

Due from Employees

The Company has advanced general purpose loans to employees bearing interest rates of 4% per annum, with an average tenure of 1 year. The loans are generally secured by the assets acquired by the employees. Employee loan balances outstanding as of March 31, 2006 was Rs 1,905 thousands (Rs 3,195 thousands as of March 31, 2005) are included in other assets. The interest income of these loans amounts to Rs 128 thousands for the year ended 31 March 2006 (Rs 64 thousands for the year ended 31 March 2005)

Rent

During the year ended March 31, 2006, the Company paid rent for premises to immediate families of management personnel amounting to Rs. 996 thousands (Rs.1,055 thousand during March 31, 2005).

17.	Fair Value of Financial Instruments

Cash, Deposits with clearing organizations, receivable/payables to broker-dealers and clearing organizations, accounts payable, accrued expenses and other liabilities, receivable/payable to customers approximate fair value because of short term maturity of these instruments.

Securities owned are reported at fair value.

Item 19. Exhibits

Number	Description
1.1	Amended Articles of Association of Sify Limited. (1)

1.2	Memorandum of Association of Sify Limited. (2)

1.3	Amendment of Memorandum of Association. (3)

2.1	Deposit Agreement, dated as of October 18, 1999, among Sify Limited, Citibank, N.A. and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depositary Receipt). (4)

2.2	Amendment No. 1 to Deposit Agreement among Sify Limited, Citibank, N.A. and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (4)

2.3	Amendment No. 2 to Deposit Agreement among Sify Limited, Citibank, N.A. and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (5)

2.4	Subscription Agreement dated November 10, 2005 between Sify Limited and Infinity Capital Ventures, LP. (9)

2.5	Standstill Agreement dated November 10, 2005 by and among Sify Limited, Infinity Capital Ventures, LP and Mr Raju Vegesna. (9)

2.6	Shareholders’ Agreement dated December 20, 2005 between Sify Limited, Infinity Satcom Universal (P) Limited, and Sify Communications Limited. (10)

2.7	Shareholders’ Agreement dated November 25, 2005 between Sify Limited and Man Financial. (11)

4.1	Associate Stock Option Plan 2000 (6)

4.2	Associate Stock Option Plan 2002 (6)

4.3	Associate Stock Option Plan 2005 (12)

4.4	Form of Indemnification Agreement. (7)

4.5	License Agreement for Provision of Internet Service, including Internet Telephony dated as of April 1, 2002 by and between Sify Limited and the Government of India, Ministry of Communications and Information Technology, Department of Telecommunications, Telecom Commission. (3)

4.6	Bank Guarantee, dated as of November 4, 1998. (2)

4.7	Agreement, dated November 10, 2004, between Sify Limited, Satyam Computer Services Limited, SAIF Investment Company Limited and Venture Tech Solutions Pvt. Ltd. (8)

8.1	List of Subsidiaries. (12)

11.1	Code of Conduct and Conflict of Interest Policy (6)

12.1	Rule 13a-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a) Certification of Chief Financial Officer

13.1	Section 1350 Certification of Chief Executive Officer

13.2	Section 1350 Certification of Chief Financial Officer

15.1	Consent of KPMG (12)

15.2	Consent of KPMG

(1)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on February 17, 2005 and incorporated herein by reference.

(2)	Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Commission on October 4, 1999 and incorporated herein by reference.

(3)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on July 1, 2002 and incorporated herein by reference.

(4)	Previously filed as an exhibit to the Post-Effective Amendment No. 1 to Form F-6 filed with the Commission on January 5, 2000 and incorporated herein by reference.

(5)	Previously filed as an exhibit to the Registration Statement on Form S-8 (File No. 333-101322) filed with Commission on November 20, 2002 and incorporated herein by reference.

(6)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 29, 2004 and incorporated herein by reference.

(7)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-2 filed with the Commission on October 13, 1999 and incorporated herein by reference.

(8)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 30, 2004 and incorporated herein by reference.

(9)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 21, 2005 and incorporated herein by reference.

(10)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 7, 2005 and incorporated herein by reference.

(11)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 23, 2005 and incorporated herein by reference.

(12)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 30, 2006 and incorporated herein by reference.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SIFY LIMITED
By:	/s/ Raju Vegesna
	Name:	Raju Vegesna
	Title:	Chief Executive Officer & Managing Director

By:	/s/ Durgesh Mehta
	Name:	Durgesh Mehta
	Title:	Chief Financial Officer

Date: October 12, 2006

Exhibit Index

Number	Description
1.1	Amended Articles of Association of Sify Limited. (1)

1.2	Memorandum of Association of Sify Limited. (2)

1.3	Amendment of Memorandum of Association. (3)

2.1	Deposit Agreement, dated as of October 18, 1999, among Sify Limited, Citibank, N.A. and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depositary Receipt). (4)

2.2	Amendment No. 1 to Deposit Agreement among Sify Limited, Citibank, N.A. and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (4)

2.3	Amendment No. 2 to Deposit Agreement among Sify Limited, Citibank, N.A. and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (5)

2.4	Subscription Agreement dated November 10, 2005 between Sify Limited and Infinity Capital Ventures, LP. (9)

2.5	Standstill Agreement dated November 10, 2005 by and among Sify Limited, Infinity Capital Ventures, LP and Mr Raju Vegesna. (9)

2.6	Shareholders’ Agreement dated December 20, 2005 between Sify Limited, Infinity Satcom Universal (P) Limited, and Sify Communications Limited. (10)

2.7	Shareholders’ Agreement dated November 25, 2005 between Sify Limited and Man Financial. (11)

4.1	Associate Stock Option Plan 2000 (6)

4.2	Associate Stock Option Plan 2002 (6)

4.3	Associate Stock Option Plan 2005 (12)

4.4	Form of Indemnification Agreement. (7)

4.5	License Agreement for Provision of Internet Service, including Internet Telephony dated as of April 1, 2002 by and between Sify Limited and the Government of India, Ministry of Communications and Information Technology, Department of Telecommunications, Telecom Commission. (3)

4.6	Bank Guarantee, dated as of November 4, 1998. (2)

4.7	Agreement, dated November 10, 2004, between Sify Limited, Satyam Computer Services Limited, SAIF Investment Company Limited and Venture Tech Solutions Pvt. Ltd. (8)

8.1	List of Subsidiaries. (12)

11.1	Code of Conduct and Conflict of Interest Policy (6)

12.1	Rule 13a-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a) Certification of Chief Financial Officer

13.1	Section 1350 Certification of Chief Executive Officer

13.2	Section 1350 Certification of Chief Financial Officer

15.1	Consent of KPMG (12)

15.2	Consent of KPMG

(1)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on February 17, 2005 and incorporated herein by reference.

(2)	Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Commission on October 4, 1999 and incorporated herein by reference.

(3)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on July 1, 2002 and incorporated herein by reference.

(4)	Previously filed as an exhibit to the Post-Effective Amendment No. 1 to Form F-6 filed with the Commission on January 5, 2000 and incorporated herein by reference.

(5)	Previously filed as an exhibit to the Registration Statement on Form S-8 (File No. 333-101322) filed with Commission on November 20, 2002 and incorporated herein by reference.

(6)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 29, 2004 and incorporated herein by reference.

(7)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-2 filed with the Commission on October 13, 1999 and incorporated herein by reference.

(8)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 30, 2004 and incorporated herein by reference.

(9)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 21, 2005 at incorporated herein by reference.

(10)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 7, 2005 and incorporated herein by reference.

(11)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 23, 2005 and incorporated herein by reference.

(12)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 30, 2006 and incorporated herein by reference.