Form 20-F
period 2007-03-31
SIFY LTD
filed 2007-10-15
CIK 1094324

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended March 31, 2007.
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
     42,800,265 Equity Shares were issued and outstanding as of March 31, 2007.
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
     For your convenience, this annual report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this annual report, all translations from Indian rupees to U.S. dollars contained in this annual report have been based on the noon buying rate in the City of New York on March 31, 2007, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on March 31, 2007 was Rs.43.10 per $1.00.
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

Forward-Looking Statements May Prove Inaccurate
     IN ADDITION TO HISTORICAL INFORMATION, THIS ANNUAL REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “ITEM 3. KEY INFORMATION—RISK FACTORS,” “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS” AND ELSEWHERE IN THIS ANNUAL REPORT. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT’S ANALYSIS ONLY AS OF THE DATE OF THIS ANNUAL REPORT. THESE FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE OF THIS ANNUAL REPORT ON FORM 20-F AND WE ASSUME NO DUTY TO UPDATE OUR FORWARD-LOOKING STATEMENTS. IN ADDITION, YOU SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS ANNUAL REPORT AND IN OUR QUARTERLY REPORTS AND OTHER DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, OR SEC, FROM TIME TO TIME. OUR FILINGS WITH THE SEC ARE AVAILABLE ON ITS WEBSITE, WWW.SEC.GOV.

PART I
Item 1. Identity of Directors, Senior Management and Advisers.
     Not applicable.
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
Selected Financial Data
     You should read the selected consolidated financial data below in conjunction with the consolidated financial statements, the related notes and “Item 5. Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report. The selected consolidated statements of operations data for the five years ended March 31, 2007 and the selected consolidated balance sheet data as of March 31, 2003, 2004, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements and related notes, which have been prepared and presented in accordance with U.S. GAAP.
     The selected consolidated historical financial data includes a presentation of Adjusted EBITDA from continuing operations. Adjusted EBITDA from continuing operations represents earnings/(loss) from continuing operations before interest, taxes, stock compensation expense and depreciation and amortization. Adjusted EBITDA is neither an Indian GAAP measure nor a U.S. GAAP measure and should not be considered in isolation or as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. Our presentation below also includes a reconciliation of Adjusted EBITDA to net loss, which we believe to be the most comparable financial measure under U.S. GAAP. Adjusted EBITDA is presented because it is a basis upon which our management assesses our financial performance and because we believe some investors find it to be a useful tool for measuring a company’s ability to fund operating obligations and capital expenditure. Investors evaluating our financial performance or analyzing our discounted cash flows based on Adjusted EBITDA should consider financing activities and non-recurring charges that are not included in the calculation of Adjusted EBITDA. Our calculation includes significant charges recorded to reflect the impairment of goodwill. Investors should also review carefully “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report for further information regarding the underlying financial performance of our company. While Adjusted EBITDA is frequently reported by many companies as a supplemental measure of operations, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

	2003	2004	2005	2006	2007	2007
		Indian Rupees(1)				U.S. Dollars
	(In thousands, except share and per share data)
Statement of Operations Data:

Revenues	1,959,855	2,751,623	3,554,237	4,606,409	5,447,347	126,389
Revenue from related parties	34,345	49,561	59,220	75,398	—

Total Revenue	1,994,200	2,801,184	3,613,457	4,681,807	5,447,347	126,389

Cost of revenues (excluding depreciation and amortization)	1,264,101	1,476,714	2,023,942	2,534,723	2,908,256	67,477

Selling, general and administrative expenses	1,090,935	1,208,884	1,418,757	1,852,296	1,921,771	44,589

Provision for doubtful debts, receivables and advances	156,233	76,487	57,579	90,670	153,638	3,564

Impairment of assets	246,999	22,251	—	—	—	—

Depreciation	474,261	432,684	472,400	395,018	410,321	9,520
Amortization of intangible assets	69,907	99,350	84,387	68,759	50,486	1,171
Employee stock compensation expense	57,729	27,946	10,639	12,749	60,933	1,414

Foreign exchange (gain)/loss	18	52,148	(2,595)	(23,221)	(8,332)	(193)

Total operating expenses	3,360,183	3,396,764	4,065,109	4,930,994	5,497,073	127,542

Operating (loss) / Profit	(1,365,983)	(595,580)	(451,652)	(249,187)	(49,726)	(1,153)

Other income, net (5)	52,948	144,147	77,614	59,239	128,642	2,985

Equity in net profit of affiliate	(26,061)	80,142	50,752	40,703	70,221	1,629

Gain on sale of investments / subsidiary	—	—	15,710-	—	226	5

Profit / (Loss) before income taxes and minority interest	(1,339,096)	(371,291)	(307,576)	(149,245)	149,363	3,466

Income taxes	(2,856)	(72)	—	—	68,928	1,599

Profit / (Loss) before minority interest	(1,341,952)	(371,363)	(307,576)	(149,245)	218,291	5,065
Minority interest	12,564	79	—	—	(30,531)	(708)

Net (loss) / Profit	(1,329,388)	(371,284)	(307,576)	(149,245)	187,760	4,357

Net (loss)/Profit per share (3)
- Basic	(51.15)	(10.76)	(8.75)	(4.05)	4.40	0.10
- Diluted	(51.15)	(10.76)	(8.75)	(4.05)	4.39	0.10

Weighted-average number of equity shares used in computing earnings per equity share
- Basic	25,988,095	34,519,545	35,156,120	36,811,476	42,704,619	42,704,619
- Diluted	25,988,095	34,519,545	35,156,120	36,811,476	42,792,514	42,792,514

	2003	2004	2005	2006	2007	2007
		Indian Rupees(1)				U.S. Dollars
	(In thousands, except share and per share data)
Balance Sheet Data:

Cash and cash equivalents	897,596	1,325,803	1,323,912	2,822,501	3,070,157	71,233
Total assets	3,700,387	3,799,073	4,020,782	5,951,771	7,162,952	166,194
Capital Lease obligations, excluding current installments	3,767	5,151	3,814	2,546	3,671	85
Total shareholders’ equity	2,888,696	2,715,668	2,498,589	4,054,509	4,381,090	101,649

Cash Flow Data

Net cash provided by (used in):

Operating activities	(238,273)	273,985	480,117	220,382	178,519	4,142
Investing activities	(273,674)	11,327	(552,669)	(426,406)	(788,692)	(18,299)
Financing activities	758,777	189,058	69,182	1,684,055	866,060	20,094
Other Financial Data – Reconciliation of Adjusted EBITDA to net profit / (loss)
Adjusted EBITDA from operations (4)	(755,394)	142,635	209,029	268,057	492,000	11,416

Add: Interest income (Note 22)	31,999	48,187	52,759	70,314	154,190	3,577

Add: Income tax benefits	—	—	—	—	68,928	1,599

Less: Depreciation and amortization	544,168	532,034	556,787	463,777	460,807	10,691

Less: Stock compensation cost	57,729	27,946	10,639	12,749	60,933	1,414

Less: Interest expense (Note 22)	4,096	2,126	1,938	11,090	5,618	130

Less: Income tax expense	—	—	—	—	—	—

Net Profit / (loss)	(1,329,388)	(371,284)	(307,576)	(149,245)	187,760	4,357

Notes

1.	Certain prior-year data has been reclassified to conform to the current year presentation.

2.	Convenience translation to U.S. Dollars done at the noon buying rate on March 31, 2007 of Rs.43.10 per $1.00, which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at this rate or at all.

3.	Reference to shares and per share amounts refer to our equity shares. Our outstanding equity shares include equity shares held by a depositary underlying our ADSs. Effective September 24, 2002, one ADS represented one equity share.

4.	Adjusted EBITDA from continuing operations represents earnings (loss) from continuing operations before interest, taxes, stock compensation expense and depreciation, and amortization.

5.	Refer to note 22 of the financial statements for the components of other income,net.

     Exchange Rates
     The following table sets forth, for each of the months indicated, information concerning the high and low number of Indian rupees for which one U.S. dollar could be exchanged based on the noon buying rate in the City of New York for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

	High	Low
Month	Rs.	Rs.
December 2006	44.70	44.11
January 2007	44.49	44.07
February 2007	44.21	43.87
March 2007	44.43	42.78
April 2007	43.05	40.56
May 2007	41.04	40.14
     The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York on the last day of each month during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal Year Ended	Period end	Average	High	Low
March 31	Rs.	Rs.	Rs.	Rs.
2003	47.53	48.49	49.14	47.39
2004	43.40	43.46	47.46	43.40
2005	43.62	44.86	46.45	43.27
2006	44.48	44.34	44.58	44.09
2007	43.10	45.12	46.83	42.78
     On March 31, 2007, the noon buying rate in the city of New York was Rs.43.10 per $1.00.
Capitalization and indebtedness
     Not applicable.
Reasons for the offer and use of proceeds
     Not applicable.
Risk Factors
     The following risk factors, among others, could cause actual results to differ materially from those contained in forward-looking statements in this Annual Report on Form 20-F for the year ended March 31, 2007. Such factors, among others, could have a material adverse effect upon our business, results of operations and financial condition. This could cause the trading price of our ADS’s to decline and a loss of all or part of your investment.
     Please refer to the discussion of “Forward-Looking Statements” on page 4 of this Annual Report on Form 20-F in connection with your consideration of the risk factors and other important factors that may affect future results described below.

Risks Related to Sify Limited
We have added a number of new lines of business in the last five years, including the operation and licensing of public Internet cafés, as well as the provision of broadband services, security services, e-learning software development services and managed network services. It is therefore difficult to evaluate our company based on our historical results of operations.
     The industry we operate in is still evolving and therefore comparable benchmarks are not readily available. As of March 31, 2007, the Internet penetration in India was only 3% according to figures compiled from Telecom Regulatory Authority of India’s, or TRAI’s, Report on Performance of Telecom Industry, March 2007. You must consider the risks and difficulties frequently encountered by companies in this stage of development, particularly companies in the new and rapidly evolving Internet service markets. These risks and difficulties include our ability to:
•	continue to develop and upgrade our technology;

•	maintain and develop strategic relationships with business partners;

•	offer compelling online services and content; and

•	promptly address the challenges faced by early stage companies, which do not have an experience or performance base to draw on.
     We have decided to compete in four primary businesses that we believe are complementary. These four businesses are corporate network/data services, retail Internet access services, online portal services and content offerings and International Business. We cannot assure you that we will successfully address the risks or difficulties described above. Failure to do so could lead to an inability to attract and retain corporate customers for our network/data services and subscribers for our Internet access services as well as the loss of advertising revenues.
For the fiscal years ended March 31, 2006, we incurred net losses of Rs.149.2 million and for the fiscal year ended 31 March, 2007 we made net profit of Rs.187.76 million. As of March 31, 2007, we had an accumulated deficit of approximately Rs.12,378 million ($287 million). We may incur additional losses in the future because our business plan calls for additional corporate customers and subscribers to maintain profitability.
We may incur operating losses as we expand our services, advertise and promote our brand and respond to competition. Our business plan assumes that businesses in India will demand private network and related services. Our business plan also assumes that an increasing number of consumers and corporate customers in India will be attracted to and use Internet access services, content available on the Internet and other connectivity services offered by us. The loss of major clients, a decrease in the volume of business they provide us or a decrease in the price at which we sell our services to them could adversely affect our revenues. Accordingly, we cannot assure you that we will be able to sustain profitability or that we may not incur operating losses in the future.
We may be required to further modify the rates we charge for our services in response to new pricing models introduced by new and existing competition which would significantly affect our revenues.
Our corporate network/data services business faces significant competition from well-established companies, including Bharti Airtel, Videsh Sanchar Nigam Limited or VSNL, Reliance Infocomm, HCL Infinet, Tata Teleservices and the incumbent government-owned telecommunication companies, Bharat Sanchar Nigam Limited or BSNL, and Mahanagar Telephone Nigam Limited or MTNL. A significant number of competitors have entered India’s liberalized Internet service provider that were operational in India. New entrants into the national Internet service provider market in India, especially the state run telecommunication companies, may enjoy significant competitive advantages over our company, including greater financial resources, which could allow them to charge prices that are lower than ours in order to attract subscribers. These factors have resulted in periods of significant reduction in actual average selling prices for consumer Internet Service Provider, or ISP, services. We expect the market for Internet access and other connectivity services to remain extremely price competitive. Increased competition may result in operating losses, loss of market share and diminished value in our services, as well as different pricing, service or marketing decisions. We cannot assure you that we will be able to successfully compete against current and future competitors.

We are required to comply with certain conditions imposed by the Government of India or GOI in connection with the National Long Distance/International Long Distance or NLD/ILD licenses issued to Sify Communications Limited or Sify Comm, our subsidiary company, on a continuous basis during the validity of the licence period.
     On November 21, 2006, Sify Comm executed two License Agreements with the GOI, for NLD / ILD services respectively, which enable Sify Comm to provide VPN services. Sify Comm furnished bank guarantees for Rs.200,000 each for NLD and ILD licenses to GOI. These licenses are valid for an initial period of 20 years and can be renewed for another 10 years at one time, upon request of the licensee made during the 19th year of license. The Company has transferred its VPN business to Sify Comm effective November 22, 2006 and the latter commenced the said services on the same day. The above licenses have imposed certain conditions to be complied with by Sify Comm on a continued basis to maintain the validity of the license during the license period. The following are the important conditions:
•	The company to ensure that the foreign holding never exceeds 74% of the outstanding capital of the company, which is the threshold limit of Foreign Direct Investment for the Telecom sector.

•	The Managing Director, Chief Technical Officer and Chief Financial Officer shall be resident Indian citizens.

•	The company shall always have a net worth as well as paid up capital of Rs.250 million.

•	The company shall pay the annual fee at 6% of the Adjusted Gross Revenue to Department of Telecommunications or DOT.

•	In addition to the above, the company is required to furnish all information to DOT and Telecom Regulatory Authority of India or TRAI.
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
     You should not rely on yearly comparisons of our results of operations as indicators of future performance. It is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our ADSs may decline.
We lack full redundancy for our computer systems and a system failure could prevent us from operating our business for a significant time, which could have an adverse effect on our business and results of operations.
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
     Our success depends upon the continued service of our key personnel including our senior management team. Most of our employees are located in India. Each of our employees may voluntarily terminate his or her employment with us. We do not carry key person life insurance on any of our personnel. Our success also depends on our ability to attract and retain additional highly qualified technical, marketing and sales personnel. The labor market for skilled employees in India is extremely competitive, and the process of hiring employees with the necessary skills is time consuming and requires the diversion of significant resources. We may not be able to continue to retain or integrate existing personnel or identify and hire additional personnel in the future. The loss of the services of key personnel, especially the unexpected death or disability of such personnel, or the inability to attract additional qualified personnel, could disrupt the implementation of our business strategy, upon which the success of our business depends.
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
     Laws, regulations and standards relating to accounting, corporate governance and public disclosure, new SEC regulations, NYSE rules, Securities and Exchange Board of India rules, are subject to change and can create uncertainty for companies like ours. New or changed laws, regulations and standards could lack specificity or be subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.
     In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting will require commitment of significant financial and managerial resources. We have formed an internal control steering committee and adopted a project work plan to assess the adequacy of our internal controls over financial reporting, remediate any control deficiencies that may be identified, and validate through testing that our controls are functioning as documented.
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
     We may inadvertently fail to comply with local laws of other countries in connection with the negotiation and execution of operational agreements.
     As part of our international business, we may negotiate with and enter into contracts with strategic partners, clients, suppliers, employees and other third parties in various countries. We have little or no experience conducting business in many of these countries and we may inadvertently fail to comply with their laws may result in lawsuits or penalties, which could adversely affect our business or results of operations.
If there is an adverse outcome in the class action litigation that has been filed against us, our business may be harmed.
     Our company and certain of our officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names as defendants several of the underwriters involved in our initial public offering of American Depositary Shares. This class action is brought on behalf of a purported class of purchasers of our ADSs from the time of our Initial Public Offering, or IPO in October 1999 through December 2000. The central allegation in this action is that the underwriters in our IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased our ADSs in the IPO and the aftermarket. The complaint also alleges that we violated the United States federal securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits. In June 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against us and more than 300 other issuers who went public between 1998 and 2000 announced a proposed settlement with us and the other issuer defendants. The proposed settlement provides that the insurers of all settling issuers will guarantee that the plaintiffs recover $1.0 billion from non-settling defendants, including the investment banks who acted as underwriters in those offerings. In the event that the plaintiffs do not recover $1.0 billion, the insurers for the settling issuers will make up the difference. We believe that we have sufficient insurance coverage to cover the maximum amount that we may be responsible for under the proposed settlement, which we estimate to be approximately U.S. $3.9 million. Although the Federal District Court has preliminarily approved the settlement, it is possible that the Federal District Court may not finally approve the settlement in whole or part. We believe that we have adequate legal defences for these actions and that the ultimate outcome of these actions will not have a material adverse effect on our company.

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
     We have a significant, non-controlling minority interest in Man Financial Sify Securities India Private Limited (formerly known as Refco Sify Securities India Private Limited) that is accounted for under U.S. GAAP using the equity method of accounting. Under this method, we generally are obligated to report as “Equity in losses (gains) of affiliates” a pro rata portion of the net income of any such company in our statement of operations even though we do not control the other company, subject to limitations in the case of losses that exceed our cost of investment. Thus, our reported results of operations can be significantly increased or decreased depending on the results of Man Financial Sify Securities India Private Limited or other companies in which we may make similar investments even though we may have only a limited ability to influence these activities.
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
A significant majority of the iway cybercafés are franchised operations that we do not operate or control. We also provide Internet access services through a network of Cable Television Operators, or CTO’s, whom we do not control.
     As of March 31, 2007, 3,638 cybercafés, representing substantially all of the iway cafes, were franchised by our company. Broadband Internet access to homes was provided through a network of about 2,200 CTO’s. Our relationships with franchisees and CTO’s are subject to a number of special risks. For example, we do not operate or control our franchisees or CTO’s, and they may not meet their obligations under our agreements with them. The failure of a franchisee or CTO to provide quality services to its customers could result in end user dissatisfaction with our company. We may become involved in disputes with our franchisees or CTO’s, which may result in litigation or the termination of one or more of our agreements. Our franchisees or CTO’s could attempt to organize themselves into unions in order to negotiate more favorable terms in our agreements. Any failure to continue our relationships with our franchisees or CTO’s on favorable terms could reduce the size of our market share for Internet access in India and decrease the revenues generated by our Internet access services division. Our company does not provide any financial support or guarantee to the franchisees.

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
The success of our newly acquired on line travel business in the United States depends on various factors, and to a large extent, beyond our control.
     The success of our online travel and travel related business, through our acquisition of Globe Travels, Inc., depends on various factors, among other things:
•	Obtaining the ARC Accreditation in the name of Sify from the Airline Reporting Corporation, an nodal agency run by various airline companies;

•	How quickly we integrate an airlines’ on line platform for ticketing;

•	Our ability to quickly improve our online sales in the United States;

•	The growth of the tourism and the hospitality industry;

•	The threat of terrorism and outbreak of any epidemic;

•	Lost revenue from credit card fraud.
If the above risks are not addressed suitably, it may impact the volume and profitability of this segment of our business.

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
     Under the Indian Companies Act, 1956, a public company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders, whether on a show of hands or on a poll, holding not less than three times the number of votes, if any, cast against the resolution. At our 2000 Annual General Meeting, our shareholders approved a special resolution permitting us to issue up to one million equity shares in connection with acquisitions. We issued virtually all of these equity shares in connection with our acquisitions of India World Communications, Indiaplaza.com and Kheladi.com and our investment in CricInfo Limited. At our 2001 Annual General Meeting, our shareholders approved a special resolution permitting us to issue up to four million additional equity shares in connection with acquisitions or capital raising transactions, and our ADS holders are deemed to have waived their preemptive rights with respect to these shares. At our December 2002 Extraordinary General Meeting, our shareholders approved a special resolution permitting us to issue up to 12.5 million additional equity shares in connection with the sale of equity shares to SAIF and Venture Tech, and our ADS holders are deemed to have waived their preemptive rights with respect to these shares. In December 2005 at an extraordinary general meeting, our shareholders waived their preemptive rights with respect to the issuance of 6.7 million shares to Infinity capital.
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
     Based on our review of filings made with the SEC, as of the date of this report, we believe Infinity Capital holds approximately 42% of our outstanding equity capital. Any significant sales of our equity shares or ADSs or a perception that such sales may occur might reduce the price of our ADSs and make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. We may issue additional equity shares to raise capital and to fund acquisitions and investments, and the parties to any such future transactions could also decide to sell them.
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
     South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. Since May 1999, military confrontations between India and Pakistan have periodically occurred in the Himalayan region of Kargil and other border areas. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and political and economic tensions could create a greater perception that investments in Indian companies involve higher degrees of risk. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our ADSs, the market for our services, and our results of operations.
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
     The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Historically, the value of the rupee has declined against the U.S. dollar, although the rupee appreciated against the dollar in late 2003 and 2004. In fiscal 2005, the rupee depreciated in the first six months and thereafter appreciated considerably. However, during January — August 2006, the rupee was showing a depreciation against U.S. dollar and thereafter it has appreciated remarkably and the trend is continuing now. Depreciation of the rupee will result in higher expenses to our company for the purchase of capital equipment, such as servers, routers, modems and other telecommunications and computer equipment, which is generally manufactured in the U.S. In addition, our market valuation could be materially adversely affected by the devaluation of the rupee if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations. Appreciation of the rupee against the U.S. dollar will result in foreign exchange losses to the extent we hold excess cash in U.S. dollar-denominated assets.

The Government of India may change its regulation of our business or the terms of our license to provide Internet access services, VoIP and VPN services without our consent, and any such change could decrease our revenues and/or increase our costs, which would adversely affect our operating results.
     The Company’s business is highly regulated as per extant telecom policy of the Government of India. The Company’s ISP license issued in the year 1998 runs for a term of 15 years. If the Company is unable to renew the ISP license for any reason, the Company will not be able to carry on the said business beyond license term.
     The GOI has right to revoke, terminate or suspend or take over entire operations for reasons such as national security or similar reasons without compensation to the Company. In view of increasing cyber threats and attacks, the GOI may require telecom licensees (including ISPs) at their costs to provide monitoring facility across its network, and facilities for capture and retention of data in terms of traffic flow, usage details, etc. This would result in significant increase in costs and possible lesser usage due to perceived invasion of privacy by customers.
     Certain government departments have been making queries whether use of Session Initiation Protocol, or SIP, terminal to make calls to phones abroad is permissible within ISP license. The Company believes that such overseas phone calls are permitted, since, SIP terminal is a “computer” as defined in Information Technology Act, 2000. In case this view is not found favour by authorities, the Company may have to make significant investment as capital outlay in SIP terminals to make it a PC-equivalent.
The Government of India has brought out new guidelines for grant of licence for operating internet services, which is applicable to the new entrants. The Government is also likely to bring out new guidelines for grant of licence for operating internet services for the existing licence holders, which may be difficult to comply with by us and any such change could decrease our revenues and/or increase our costs, which would adversely affect our operating results.
     The company’s business is regulated as per the present policy of the Government of India. The Company’s ISP license issued in the year 1998 runs for a term of 15 years. If the Company is unable to renew the ISP license for any reason, the Company will not be able to carry on the said business beyond license term.
     In August 2007, the Government of India has issued new guidelines for grant of licence for operating internet services applicable to the new entrants. In terms of the guidelines, inter alia, a) the applicant must be an Indian Company registered under the Indian Companies Act, 1956, b) Foreign Direct Investment (FDI) shall be 74% including indirect investment, c) Chairman, Managing Director, Chief Executive Officer (CEO) and Chief Financial Officer (CFO), if held by foreign nationals, require special approval from the Government and certain other financial and technical conditions.
     We believe that the Government of India is likely to release similar guidelines for the existing licence holders also. When the Government issues such guidelines, the company has to initiate steps to bring down the FDI limit to 74% within the stipulated time apart from complying with other guidelines for the continuing the business of internet service. We may not be able to comply with certain guidelines which may adversely affect our revenues and/or increase our costs, which would adversely affect our operating results.
Changes in Indian income taxes will increase our tax liability and decrease any profits we might have in the future.
     The statutory corporate income tax rate in India was 30% during fiscal 2007 and was subject to a 10% surcharge and 2% education cess, resulting in an effective tax rate of 33.66%. For fiscal year 2008, the statutory corporate income tax rate is still 30% and subject to a 10% surcharge and 3% education cess, resulting in an effective tax rate of 33.99%. We cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be implemented by the Government of India. The Finance Minister of India had introduced a fringe benefits tax, or FBT, that would be levied on employers. Under this FBT, employers would be required to pay a tax of 30% exclusive of applicable surcharge and cess on the taxable value of the fringe benefits or privileges that are provided or deemed to be provided to employees on a collective, rather than individual, basis. The impact of FBT for the quarter ended and year ended March 31, 2007 was Rs 4.4 million and Rs.17.5 million respectively included under selling and administration expenses.

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
     The market penetration rates of personal computers and online access in India are far lower than such rates in the United States. Alternate methods of obtaining access to the Internet, such as through set-top boxes for televisions, are currently not popular in India. There can be no assurance that the number or penetration rate of personal computers in India will increase rapidly or at all or that alternate means of accessing the Internet will develop and become widely available in India. While the personal computer penetration level in India is relatively low, we are addressing the demand for public Internet access through the establishment of a retail chain of public Internet access centers, which we refer to as “cybercafés,” under the “iway” brand name. As of March 31, 2007, 3,600 iway cybercafés were franchised and 38 iway cybercafés were owned and operated by our company. Although this service creates a larger market, it also imposes on the operator of the cybercafé the considerable costs of providing the consumer access to a personal computer and related hardware and software.
The high cost of accessing the Internet in India limits our pool of potential customers and restricts the amount of revenues that our Internet access services division might generate.
     The growth of our consumer services is limited by the cost to Indian consumers of obtaining the hardware, software and communications links necessary to connect to the Internet in India. If the costs required to access the Internet do not significantly decrease, most of India’s population will not be able to afford to use our services. The failure of a significant number of additional Indian consumers to obtain affordable access to the Internet may adversely affect our business and results of operations.
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

Item 4. Information on the Company
History and Development
     We were organized as a limited liability company under the laws of the Republic of India pursuant to the provisions of the Indian Companies Act, 1956 on December 12, 1995. Until December 2002, we were a majority-owned subsidiary of Satyam Computer Services, a leading Indian information technology services company traded on the New York Stock Exchange and the principal Indian stock exchanges. Our company was formed as a separate business unit of Satyam Computer Services to develop and offer connectivity-based corporate services allowing businesses in India to exchange information, communicate and transact business electronically. We conduct substantially all of our business in India. Our subsidiaries include Sify Communications Limited, Indiaworld Communications Limited, Sify International Inc. and Sify Networks Private Limited. The address of our principal executive office is Tidel Park, 2nd Floor, No. 4, Canal Bank Road, Taramani, Chennai 600113 India, and our telephone number is (91) 44-2254-0770.
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
     We started development of www.sify.com, our online portal, and other related content sites for personal finance, movies and automobiles with the goal of offering a comprehensive suite of websites offering content specifically tailored to Indian interests worldwide.
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
     In March 2000, we launched our network of public Internet cafés called iways to cater to the needs of Indians who do not have access to the Internet. In September 2000, we commenced our hosting services from our Tier-I data center at Vashi, Mumbai to provide co-location and managed services to our clients. In June 2001, we obtained permission to provide wireless connectivity on the 5.7 GHz spectrum from the Wireless Planning Commission. This enabled us to convert all our iways from Integrated Services Digital Network, or ISDN, connectivity on the last mile to wireless connectivity. This technology also enabled us to commence our high-speed/broadband access to homes, which began in March 2003. To enable quicker access to homes, we developed a model of partnering with Cable Television Operators, or CTOs, who already interface with households for providing cable television facilities to millions of households in India.
     In April 2002, ISP’s were permitted to provide restricted VoIP limited to outbound calls to International destinations and personal computer to personal computer calls in India. We started providing this service through our network of cybercafés, and later on through VoIP booths located in large commercial areas and corporate office complexes across major cities in India.
     From the time we launched our corporate services in 1997, we have constantly upgraded our technology to provide data services to corporate clients. We were the first Internet service provider in India to make our entire network IP-based and subsequently Multi Protocol Label Switching (MPLS)-enabled, which permitted us to continue to grow our corporate customer base. As of March 31, 2007, we provide data connectivity services to more than 1,575 corporate clients in industries ranging from information technology, manufacturing, banking and financial services industry, pharmaceuticals, retail distribution and the government.
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
     In October 2002, we agreed to sell an aggregate of 7,558,140 ADSs to SAIF for consideration of $13.0 million and to sell an aggregate of 2,034,883 equity shares to VentureTech for consideration of $3.5 million. This transaction was approved by our shareholders at our Extraordinary General Meeting held on December 9, 2002. In December 2002, we completed the sale of the ADSs to SAIF and the sale of 2,034,883 equity shares to VentureTech. In April 2003, we sold an additional 1,017,442 equity shares to VentureTech. In July 2003, we sold an additional 1,017,441 ADSs to an affiliate of Venture Tech.
     On November 10, 2005, Infinity Capital Ventures, LP (“Infinity Capital”) acquired 11,182,600 ADS of our Company from Satyam Computer Services Limited (“Satyam”) for US $5.60 per share in cash through a Sponsored ADR Programme arranged by the Company. The total purchase price for the Satyam shares was approximately US $62.6 million.
     In a separate transaction, also on November 10, 2005, Infinity Capital entered into a Subscription Agreement with us pursuant to which, upon the terms and subject to the conditions set forth therein, Infinity Capital agreed to purchase from us approximately 6.7 million newly-issued equity shares or ADSs at a purchase price of US $5.60 per share in cash. The total purchase price for the newly issued shares was approximately US $ 37.5 million. This transaction was approved by our shareholders at our Extraordinary General Meeting held on December 23, 2005. Subsequent to the quarter end, in January 2006, we completed the transaction. Also on November 10, 2005, Sify, Infinity Capital and Raju Vagesna entered into a Standstill Agreement pursuant to which, upon the terms and subject to the conditions set forth therein, Infinity Capital agreed not to purchase more than 45% of our fully diluted equity.
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
     Globe Travels, USA.
     In April 2006, we acquired Globe Travels, USA., engaged in the business of selling online airline tickets in US with a special focus on US-India sector along with its Indian outfit for a consideration of USD 2.50 million, apart from 125,000 stock options and some conditional earn out payments. We believe this acquisition marks Sify’s entry into the fast growing online travel business, particularly e-ticketing, the category with highest revenues and fastest growth in online e-commerce today. We also believe that the addition of a travel portal is in line with the Company’s strategy of providing end-to-end services to Sify users.

Business Overview
     We are one of the largest integrated Internet, network and electronic commerce services company in India, offering end-to-end solutions with a comprehensive range of services delivered over a common Internet backbone infrastructure. Our services enable our business and consumer customers to communicate, transmit and share information, access online content and conduct business remotely using our private data network or the Internet. Our Internet and network services include the following:
•	Corporate Network/Data Services. We offer a suite of technology and network-based services that provide our corporate customers with comprehensive Internet and private network access. Our services enable our corporate customers to offer a full range of business-to-business and electronic commerce related services.

•	Internet Access Services. We offer dial-up Internet access, e-mail and web page hosting to consumers in India through convenient online registration and user-friendly software. In addition, we offer public Internet access to consumers through a retail chain of iway cybercafés. We also have agreements with certain cable television operators through which we offer Internet access through cable. As of March 31, 2007, we had approximately 1 million retail Internet access subscribers.

•	Online Portal Services. We operate online portals, such as www.sify.com, www.samachar.com and www.sifymax.in, that function as principal entry points and gateway for accessing the Internet by providing useful web-related services and links. We also offer related content sites specifically tailored to Indian interests worldwide.

•	Other. We facilitate web based learning for various organizations by digitizing and uploading content to facilitate the same .
We began providing corporate network/data services to businesses in April 1998, and as of March 31, 2007 we had more than 1,575 corporate customers. We launched our Internet service provider business in November 1998, becoming the first private Internet service provider to begin service after the Indian government opened the market to private competition. We also operate online portals, www.sify.com, www.sifymax.in, www.samachar.com, and related content sites specifically tailored for Indian interests worldwide. Sify.com is one of India’s leading portals with services in areas such as news, travel, finance, health and shopping in addition to e-mail, chat and search. Sifymax is a broadband portal offering live streaming and on demand video and audio content,news clips, TV reality shows and highlights of cricket matches.
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
As of March 31, 2007, we operated 188 points of presence serving more than 250 cities across India, which we believe represents an estimated 95% of the installed personal computer base in India. Points of presence are telecommunications facilities located in a particular market which allow our customers to connect to the Internet through a local telephone call. Although our Internet service provider license permits us to establish and maintain our own direct connection to the international Internet, we no longer maintain satellite gateways. We intend to provide international bandwidth by leasing capacity of multiple oceanic systems.
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
Sify Business Model
     We believe that the growth of the Internet and other network services in India has been inhibited by relatively high costs and poor user experiences caused by an inadequate telecommunications infrastructure and slow network connection speeds. We are committed to expanding and enhancing our private network backbone and to providing high quality technical support to attract users to our services. We believe that our services provide our customers with the ability to exchange information, communicate and transact business over the Internet with speed, efficiency, reliability and security superior to other Internet service providers. Key advantages of the Sify business model include:
•	End-to-end network solutions for business customers. We provide our business customers with a comprehensive range of Internet, connectivity, security and consulting, hosting and managed service solutions complemented by a broad base of web-based business applications. Our corporate services range from dial-up and dedicated Internet access, virtual private networks, security, web implementation, electronic commerce solutions and web hosting. Our end-to-end solutions enable our corporate customers to address their networking and data communication needs efficiently without having to assemble products and services from different value-added resellers, Internet service providers and information technology firms.

•	National private Internet protocol network backbone and Wireless delivery on the last mile. We operate a large national Internet protocol data network in India. As of March 31, 2007, we owned and operated 188 points of presence serving more than 250 cities across India, which we believe represents an estimated 95% of the installed personal computer base in India. Our network provides the platform for the national delivery of Internet access to consumers as well as the backbone for our full range of corporate network/data services. A significant portion of our last mile delivery for corporates, and almost the entire iway cybercafe network and hi–speed / broadband delivery to homes, is on the wireless mode, thereby enabling us to implement and deliver superior services compared to the wireline medium.

•	Internet content and electronic commerce websites customized for the Indian market. We view the Indian market as a series of specific market segments with unique cultural and topical interests, rather than an extension of a homogeneous, worldwide Internet market. We have assembled a team of India-based employees familiar with the local culture, language and business environments in our markets to develop Internet content and electronic commerce websites tailored for the Indian market. We regularly incorporate new and original third-party content suited to our local and regional audiences to enhance our customers’ online experience and to attract new users both within India and abroad. As a result of our local market knowledge, we have been able to increase traffic flow to our websites and to create brand awareness for our SifyOnline access service.

•	Managed Infrastructure services and Managed Security Services. We have customer engagements in all aspects of infrastructure services, networks security and hosting, with digital certificates based authentication service. We have experience in providing information assurance and compliance certification, following frameworks such as Committee of Sponsoring Organizations of the Treadway Commission (COSO) / Control Objectives for Information and related Technology (COBIT). We believe that our managed infrastructure and security services utilise our experience and skill sets to provide constant value to our customers, better service levels and reduced costs. We constantly look at ways to efficiently manage customer assets remotely thus providing focused superior service at lower cost.
Strategy
     Our goal is to become the premier integrated Internet, network and electronic commerce solutions provider to businesses and consumers in India. Our principal business strategies to accomplish this objective are:
•	Invest in the continued enhancement and expansion of our network infrastructure to support customer growth, enter new markets and accommodate increased customer usage. We intend to continue to increase the capacity and geographic reach of our network in order to support subscriber growth, enter new markets and accommodate increased customer usage. We are committed to using proven technologies and equipment and to providing superior network performance. We have deployed asynchronous transfer mode, or ATM, switches on nine points of presence along our network. The rest of our network is based on Internet Protocol, or IP, and we are the first Indian service provider to have made our network Multi Protocol Label Switching (MPLS) compliant. As of March 31, 2007, we had procured six Synchronous Transport Mode (‘STM-1’) bandwidth lines, all from leading telecom players. We have also leased intercity links from multiple suppliers including BSNL, Bharti, Reliance and Power Grid corporation, in such a way that each one of our nodes are accessible from at least two other nodes, if not by two long distance operators. We believe that as the size and capacity of our network infrastructure grows, its large scale and national coverage will create economies of scale.

•	Increase penetration in our existing markets by expanding awareness of the “Sify” brand name to capitalize on our first mover advantage in India. We intend to capitalize on our first-to-market advantage in India to establish national service and a brand name in advance of other private competitors. As of March 31, 2007, we had approximately 1 Million retail Internet subscribers and 3,638 cybercafés, of which 38 were owned by us and 3,600 were franchised. Approximately 99% of these iways are on broadband, which provides the user with significantly faster access speeds. Our marketing strategy includes print, television and radio advertising, direct mailing campaigns targeting personal computer owners and operating “cybercafés.” We are also actively promoting our broadband services to homes through cable television operators. As of March 31, 2007, we had agreements with more than 2,100 cable television operators across 109 cities in India. We believe that increased focus on delivery of broadband services by the Government of India, availability of broadband content, reduced cost of personal computers and increased purchasing capacity of the middle class in India will drive this business forward in the future.

•	Expand our services with new technologies to enable our customers to use the Internet more effectively. We continually seek to expand the breadth of our service offerings with new technologies. Our cybercafés prominently display the Sify and SifyOnline brands and offer a full range of our Internet connectivity services. We have previously introduced a number of other services, including VoIP, video conferencing, e-mail designed for regional Indian dialects, a user customized portal site and micro-payments.

•	Provide more value added services by leveraging on the rapid growth of wireless Internet and mobile services in India and strengthen our Internet portal with more content tailored to Indian interests worldwide. Our portals www.sify.com and www.samachar.com, function as initial gateways to the Internet, the user’s starting point for web browsing and other Internet services, for our consumer Internet service provider subscribers and cybercafé users. Our portals are media rich, user friendly, interactive websites offering hyperlinks to a wide variety of websites and services, including our own websites. Our websites cater to a variety of Indian interests within and outside of India. To achieve our goal of developing the premier Internet portal focused on the Indian market, we intend to continue to expand and improve the quality of www.sify.com, and are developing additional content oriented towards topical and cultural interests of Indians worldwide.

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

Service Offerings
     Corporate network/data services. Our corporate network/data services division addresses the network, security and application services needs of Indian enterprises by leveraging our national Tier 1 IP network infrastructure. The services include a comprehensive range of Internet protocol based Virtual Private Network, or IPVPN, offerings, including intranets, extranets and remote access applications to both small and large corporate customers. There is a strong focus on industry verticals such as IT/ITES (IT enabled services), banking and financial services industry (BFSI), government, manufacturing, pharmaceutical and FMCG. We were the first service provider in India to provide MPLS-enabled IPVPN’s on its entire network. During 2007, we have entered into a strategic partnership with the Power Grid Corporation of India (PGCIL) to provide enterprise network services to end customers across the country. We provide last mile connectivity in over 185 locations throughout India. Our entire network is MPLS enabled with built in redundancy with world class design and service standards. Frost & Sullivan, in its report on IPVPN service offerings in India, reported that we had emerged as the single largest player in the IPVPN space in India with 37% market share. We were also awarded the Frost & Sullivan Market Leadership Award for IPVPN’s in India for the years 2003, 2005 and 2006.
     SecureConnect (TM) is our comprehensive offering of secure, reliable and scalable IPVPN solutions that meet both mission-critical data networking and converged voice, video and data connectivity needs. It offers a variety of intranet and extranet configurations for connecting offices, remote sites, traveling employees and business partners, whether in India or abroad. Our platform of services includes:
•	SiteConnect (TM), which offers site-to-site managed MPLS-enabled IPVPN solutions, ideal for securely connecting regional and large branch offices within India to the corporate Intranet.

•	GlobalSiteConnect which is an international site-to-site managed MPLS-enabled IPVPN solution, ideal for securely connecting international branch offices to the corporate Intranet. It provides connectivity anywhere in the world through Sify’s alliances and partnerships with global overseas service providers such as Global Crossing (GC), Asia Net Com (ANC), and BtNA to name a few.

•	ExpressConnect, which offers a premium range of high-performance Internet bandwidth solutions for connecting regional offices, branch offices and remote locations to the corporate network. These solutions complement our SiteConnectrange of MPLS enabled IPVPN solutions, provide high-speed bandwidth in those situations where basic connectivity and cost are the top concerns

•	RoamConnect is our national and international remote access VPN, ideal for securely connecting employees, while they are traveling, to the corporate intranet; features “single number access” to SifyNet from anywhere in the country and provides access from anywhere in the world through Sify’s alliances with overseas service providers such as MCI, GRIC, IPASS and Fiberlink.

•	PartnerConnect is our remote access VPN offering, for providing secure and restricted dial-up access to business partners such as dealers, distributors and suppliers to the corporate extranet.
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
     Data Centers. We operate India’s first level 3 Internet Data Centers (IDC) in Mumbai (Bombay), Chennai (Madras) and Bangalore designed to act as reliable secure and scalable facilities to host mission-critical applications. We offer co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks, hire complete racks, and rent ‘secure cages’ at the hosting facility to meet their application requirements. We also offer a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration, network configuration as well as spares and replacement. The Fort Knox platform for security management of hosted servers offers Service Level Agreement (SLA)-based security services to protect servers. Our Infrastructure Data Management Services (IDMS) service provides specific services related to building data centers, leveraging on our proven expertise to build world-class infrastructure. During 2006, Sify IDCs at TIDEL Park, Chennai, Vashi, Mumbai and Bangalore certified ISO 27001:2005 standards by BSI. Sify is the first organization to achieve this certification in India for Internet Data Centers.
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
     Our corporate network/data services division accounted for approximately 56%, 54% and 58% respectively, of our revenues in fiscal years 2005, 2006 and 2007. We believe that corporate services will continue to be the largest part of our business for the immediate future.
     VOIP Services. We offer a comprehensive VOIP services covering Managed Voice for Enterprises particularly in IT/ITES segment to meet their international business communications. As part of the service Hosted dialer platform is also provided to enable BPOs to use this infrastructure as a service.
     Internet access services.
     Our Internet access services for retail consumers include high-speed/broadband access to homes over cable, public Internet access from our network of iway cybercafés, VoIP and dial-up access to homes.
     Public Internet Access. We provide public Internet access to the large segment of the Indian population that does not own a personal computer through our network of iway cybercafés. Sify operates these iway cybercafés on a franchisee model. As of March 31, 2007, we had 3,638 iways in 129 cities, of which 3,600 cybercafés were franchised and 38 cybercafés were owned and operated by our company. We believe we are the largest branded network of cybercafés in India.

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
     Voice Over Internet Protocol. VoIP can be used in India for making International calls. We have leveraged on our extensive network of iways to offer VoIP. As of March 31, 2007, more than 2,108 of the iways had the capability to provide VoIP. We have also started providing these services through standalone VoIP booths at various strategic locations (851 of them) in major cities. We offer the ability of making international calls to more than 165 countries, and have partnered with a few international carriers for carrying the traffic. These services are offered at prices that are up to 70% lower than those offered by the International long distance operators, and therefore provide a distinct value advantage to the end user. We use MPLS enabled technology that ensures voice clarity. Based on statistics provided by the various ISPs to TRAI, we enjoy the market share of around 20.3 % share of the Internet telephony market for the year ended March 31, 2007.
VoIP for home: We apart from offering VoIP services through iways and VoIP booths, provide VoIP services for all home users. This product is called Sifytalk and is a PC 2 Phone prepaid product. Using the prepaid pack the user will be able to make international calls from his PC to any international destinations. The pricing for this product is extremely affordable and starts with Re1. The user can use sifytalk by connecting to any broadband connection.
BroadBand/High Speed Internet to Home: The Sify Broadband Business Model, over the past few years, has emerged as the most unique and cost-efficient model for scaling up broadband across the country. It leverages the brand, marketing and technical might of Sify as an ISP and the strengths of cable Operators in having right of way’ & the network required to connect Customers at a marginal cost.
Our model, a hybrid (a “cable and wireless” combination), has given us a winning edge in terms of the “connect-cost” over the incumbent-BSNL / MTNL as well as new TELCOs. Sify’s “India-Model” becomes further unique as the availability of wireless spectrum is uncertain and subject to serious commercial controversy.
Consequently, a combination of wireless to the cable operator and cable to home (70 million cable homes) is definitely a plan that will enable us in succeeding as broadband to 30 million urban fixed lines is much tougher than it would have been with LLU in place. The remainder 15 million fixed lines are rural and outside our consideration set.
We believe that our current biggest strength lies in our marketing. We have built our reputation through our focused and targeted investment and business development strategy. Due to our relations with cable operators, we can utilize huge reach available over 20 million homes in promoting our service on cable networks.

Innovation at Sify is a continuous process and coupled with Customer focus, we have dedicated the entire power and control to our valued subscribers by introducing “Direct Renewal Facility”, which allows a Sify broadband subscriber to renew his connection at anytime of the day or night from the comfort of his home. Even users whose validity has expired or pack amount is not available can login and re-charge his account. The subscriber gets full freedom to recharge according to the needs, convenience and at any time of the day-the recharge amount can be paid conveniently within three days from the time of recharge.
We believe that we have added another wave of revolution in the telecom landscape in this country. By introducing Sify Phone, the first of its kind in India to allow unlimited calls for a flat monthly charge of Rs. 230/- for our broadband subscribers, we believe we greatly expanded the number of telephone users. Based on Voice over Internet Protocol, this facility will be available to Sify Broadband subscribers as a Closed User Group service.
Furthermore, to increase the penetration of broadband users by providing seamless connectivity for a home broadband user, we are in the process of launching a unique service called “Sify Anywhere”. This innovation for the first time again in the industry will allow the user to use the broadband service whilst at home and when on the move can access it through dialup or even walk into any of the 3638 Sify iways across the country.
     Our Internet access services division accounted for approximately 38.9%, 38.8% , and 34.2% of our revenues in fiscal years 2005, 2006, and 2007 respectively.
     Online Portal Services
     We operate online portals, including India’s first broadband content portal, www.sifymax.in, and a group of websites under www.sify.com and an NRI portal, www.samachar.com, that function as principal entry points and gateways for accessing the Internet by providing useful web-related services and links. We also offer related content sites specifically tailored to Indian interests worldwide in five local Indian languages. Our portal sites, www.sifmax.in and sify.com, are designed to be the initial launch screen for all of our SifyOnline customers and iway users.
     Sify.com provides a gateway to the Internet by offering communication and search tools such as email in 11 languages, messaging, chat, blogs, e-greetings and search engine to classifieds, jobs, travel, online portfolio management and channels for personal finance, astrology, lifestyle, shopping, movies, sports and news. It has been designed to address a wide audience, incorporating world class design and usability. The finance portal www.walletwatch.com covers the entire spectrum of equity markets, business news, insurance, mutual funds, loans and a host of paid and free financial services. The sports channel www.khel.com covers the entire gamut of Indian and international sports with special focus on cricket. The food channel www.bawarchi.com focuses on Indian recipes and cooking and is especially popular among Non-resident Indians (NRIs) audiences with over 90% of its content being user generated. The community tools in Sify.com include discussion boards, blogs and groups.. The astrology website Sify astrology was adjudged the best Indian astrology by PC World magazine, in May 2007 on account of its high interactivity and relevant content.
     SifyMax.in provides live streaming and on demand video and audio content in 28 categories, including films and music, general entertainment, lifestyle, TV reality shows, podcasts, video blogs, business, sports and national news. Sify Max streams video content live (24 X 7) from TV channels like CNN-IBN & CNBC and hosts 3 radio stations offering Bollywood hits, latest chart-busters, Indipop and international in multiple languages. Sify Max has also been the official Internet partner of India’s most popular reality shows. Sify Max is a pioneer in live video streaming, having webcast the Indian budget 2007, Mumbai Marathon, Lakme Fashion Week, the India Today Conclave and cricket matches. We now also have city specific entertainment focused websites www.mumbailive.in, www.bangalorelive.in, www.hyderabadlive.in that focus on rich video content of interest to the residents of that particular city including shopping, best buys, cinema and entertainment, and popular restaurants in the city.
     We belive that NRIs or non-resident Indians, have greater ease of access to the internet than Indians residing domestically . Our NRI news portal, www.samachar.com focuses on Indian news and allows NRIs to stay connected to India by aggregating news from across all popular newspapers and other news portals. This portal provides a range of news in English and five Indian languages, entertainment and services, including money transfer and gifting, that help millions of NRIs. We also launched our NRI Finance site to cater to increasing financial needs of the NRI community.
     Sifymall.in, the online shopping mall, stocks products from India’s leading brands and products. We believe that it offers competitive prices and a secure and convenient method of purchase. Users can buy using their credit or debit card, pay cash on delivery or send a check.

     Sify Mobile was launched during the year 2004 with 4545 as its short code. Its focus has been on providing relevant regional content to cater to the burgeoning number of mobile users in India. The range of services includes downloadable ring tones, wallpapers, news, cricket scores and a variety of other interactive services. Sify mobile has also tied up with mobile operators to tailor specific applications and content of interest to mobile consumers.
In fiscal years 2005, 2006 and 2007, our online portal services division accounted for approximately 2.9%, 3.8% and 5.1%, respectively, of our total revenues. The increase in revenue from portal services is on account of diversified service offering and increased sponsorship and advertising revenues.
Corporate Customers
     We have established a diversified base of corporate customers in a variety of data intensive industries, including information technology enabled services (ITES), banking financial services and Insurance (BFSI), publishing, retail, pharmaceuticals and manufacturing. Our corporate customer base has grown to over 1,500 customers. Based on fiscal year 2007 revenues generated by our corporate network/data services division, our ten largest corporate customers were GE Capital Services India, Global Crossing, The Oriental Insurance Company Limited, Sigma Distributors (P) Limited, Satyam Computer Services, ERNET, Hutchison Essar, Financial Technologies India Limited, ICICI Prudential Life Insurance Company and Oracle Software India Ltd. No single customer accounted for more than 10% of our revenues in respect of the fiscal years ended March 31, 2005, March 31, 2006 and March 31, 2007. The increased scope of the services we offer, particularly the provision of broadband services to our existing customers and International IPVPN services along with the increased reach of our network, has increased our market base.
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
Sales and Marketing
     Corporate Offerings. The principal focus of our sales and marketing staff is to acquire new customers and maintain account relationship with the existing corporate customers. We seek to penetrate this market through trade publication ads, industry trade shows and seminars for the benefit of industry associations and potential customers. As of March 31, 2007, we had 153 employees dedicated to sales and marketing exclusively for our corporate offerings.
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
Technology and Network Infrastructure
     We operate a national Internet protocol private data network with 188 points of presence serving more than 250 cities and towns across India, which we believe represents an estimated 95% of the installed personal computer base in India. A point of presence is commonly defined as the ability to access online services in a market through a local telephone call or local leased lines. We operate our network facilities and customer service operations, which gives us greater control over the utilization and quality of our network. We have designed and built our network using advanced technologies and equipment which allows us to continue to expand the geographic range of our network, integrate improved data processing technologies and enhance speed and capacity with little or no disruption to our customers.

     Geographic Coverage. Through our national network of points of presence, our business and consumer Internet access customers are able to access the Internet in 188 of the largest markets in India via a local phone call on dial-up or through our cybercafé chain or local leased lines. We have backbone points of presence, or POPs, in Ahmedabad, Bangalore, Bhopal, Kolkata (Calcutta), Chennai (Madras), Kochi (Cochin), Chandigarh, Delhi, Hyderabad, Lucknow, Mumbai (Bombay) and Pune. These backbone points of presence, or primary nodes, reside at the core of a larger Internet protocol network with a partially meshed topology architecture. We have additional points of presence, or secondary nodes/base stations, in 179 other towns and cities. Each point of presence contains data communications equipment housed in a secure facility owned, leased or operated on an infrastructure co-location basis by our company located near a Bharat Sanchar Nigam Limited (BSNL), Mahanagar Telephone Nigam Limited (MTNL) or private basic service operator (BSO) telephone switching station. Most points of presence contain a modem bank which receives and aggregates incoming calls from customers who access our system by modem connection through a local call on the public telephone system, and then switches and routes aggregating broadband subscribers on wireless and fiber. The last mile of the Internet could be a leased line, ISDN or point-to-multipoint radio link in the 5.7, 2.5 or 3.3 gigahertz range which we have licensed from the Wireless Planning Commission. We also use 2.4 ghz radios, which do not require an operating license, in some locations. Our larger corporate customers access the point of presence directly through leased lines or wireless links.
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
     Data Centre Infrastructure. We operate three level 3 Internet Data Centres, one each in Mumbai, Chennai and Bangalore. Sify offers industry ready managed hosting, security and infrastructure management services from these facilities.

Competition
     General. We face competition in each of our markets and expect that this competition will intensify as the markets in India for corporate network/data services, Internet access services and online content develop and expand. We compete primarily on the basis of service, reliability and customer support. Price and ease of use are also competitive factors.
     Corporate Network/Data Services. Our competitors for many private network services include government services companies that have built and operate their own private data networks. For Internet access, our main competitors are Bharti Televentures, Reliance Infocomm and VSNL, whereas for domestic VPN, our main competition includes terrestrial network providers, such as Bharti, Reliance and Tata Indicom, and satellite communications agencies, such as Bharti BT (which recently bought Comsat Max) and HCL Comnet. For international MPLS VPN, our main competition is from MCI, AT&T and Bharti BT.
     Internet Access Services. As of March 31, 2007, approximately 125 companies were operational with an Internet service provider license in India. During the last few years, BSNL and MTNL, the leading government owned telecom providers, have grown their dial-up businesses significantly by bundling their Internet services with basic telephony services. Their subscriber base grew by around 55% during the year 2004 and by about 50% in the year 2005, while the subscriber base of the private operators increased marginally in 2004 and decreased by 1% in 2005. BSNL and MTNL have approximately 58% of the market share as of December 31, 2005. While the dial-up segment will grow, we expect the market for broadband Internet services to grow rapidly in the future due to additional telecom providers emerging as competitors. We expect the market for consumer Internet access to remain extremely price competitive as late market entrants attempt to acquire customers.
     There is no single significant competitor in the cybercafé space. Reliance Infocomm, a member of the Reliance group, has approximately 225 “webworlds.” Currently, the market is highly fragmented and dominated by individual entrepreneurs who own Internet cafés, with a few personal computers connected to the Internet through a leased line or ISDN line. With considerably lower overheads, these individuals are able to offer Internet access at lower rates. We compete by offering faster browsing speeds, improved overall ambience at our iways, convenient billing systems and roaming facilities.
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
Intellectual Property
     Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We have filed a number of trademark applications for registering our product and service offerings. The registration certificates for some of the critical Trade Marks viz. “Sify”, “Sify com.”, “Internet works for you”, “Sify Online” have been received and the other are currently pending with regulatory authorities.

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
     Although under the terms of our license we are free to fix the prices we charge our subscribers, the TRAI may set prices for the provision of Internet access services generally. We are permitted to use encryption to safeguard information transmitted over our network. However, if we use a higher level of encryption than that specified by the Government of India, our license requires us to deposit a set of keys with the Government of India. License fees are waived through October 31, 2003 and a nominal license fees of Rs. 1per annum is payable from November 1, 2003. Our obligations under the license are secured by a performance bank guarantee in the amount of Rs.10.0 million ($0.2 million).
     We may be required to import into India network equipment, computer hardware and Internet related software purchased from foreign manufacturers for business purposes. These imports will be subject to the Export and Import Policy as declared by the Ministry of Commerce. At the time of import, we will be required to pay a customs duty pursuant to the Customs Tariff Act, 1975.
     In December 2004, as per the Government of India (“GOI”) guidelines regarding Virtual Private Network (“IP-VPN”) services by Internet Service Providers (“ISPs”), the Company paid Rs.100,000 as an entry fee for a 15 year license and submitted a financial bank guarantee of Rs.10,000. In addition, the ISP licensees were required to pay an annual fee at a prescribed rate of the adjusted gross revenues generated under the ISP license for IP-VPN services.

     On November 10, 2005, the GOI issued guidelines for obtaining National Long Distance (“NLD”) and International Long Distance (“ILD”) licenses including the terms and conditions for the licenses. These guidelines eliminated the IP-VPN license, entitling the Company to a full refund of the Rs.100,000 entry fee, and permitting existing IP-VPN license holders to migrate to the NLD and ILD service licenses effective January 1, 2006. The Company discontinued amortization of the IP-VPN license effective November 10, 2005 and reversed the amortization of the license fee.
     As the NLD and ILD licenses were under the regime of Department of Telecommunications, the notification of the GOI dated 7 November 2005 was required to be complied with to receive NLD and ILD licenses. The primary condition set out in the notification among other conditions was that, the total composite foreign holding by the applicant should not exceed 74 per cent. Given that the foreign shareholding in Sify was higher than the aforesaid threshold limit, Sify Communications Limited (Sify Comm), a wholly-owned subsidiary of the Company decided to obtain the NLD and ILD licenses in its name and made necessary applications in this regard. To facilitate this, Sify divested its stake in Sify Comm to the extent of 26% of its holding in Sify Comm, or 4,680 shares, to M/s Infinity Satcom Universal (P) Ltd (Infinity Satcom), a related party, for a sale consideration of Rs.139,810 during the quarter ended December 31, 2005. M/s Infinity Satcom a company incorporated under the laws of India, is owned by Anand Raju, who is the brother of Raju Vegesna, Chairman of Sify’s Board of Directors and the principal of Infinity Capital Ventures, LP (“Infinity Capital”). Infinity Capital owns approximately 41.83 % of Sify’s outstanding equity shares.
     On November 21, 2006, Sify Comm executed two License Agreements with GOI, for NLD and ILD licenses respectively (Rs. 25,000 paid for each license), which enabled Sify Comm to provide IP-VPN services. Accordingly, the Company has transferred its IP VPN business to Sify Comm effective November 22, 2006 and the latter commenced the said services on the same day. Sify Comm has also furnished bank guarantees for Rs.200,000 each for NLD and ILD licenses to GOI. These licenses are valid for an initial period of 20 years and can be renewed for another 10 years at one time, upon request of the licensee made during the 19th year of license.
     We incurred Rs.74.77 million for the period from April 1, 2006 to March 31, 2007 towards the 6% annual fee on VPN revenue as per the IP–VPN license The government has also revised guidelines, defining Adjusted Gross Revenues (‘AGR’) for the purpose of levying annual license fee on VoIP services. As per these guidelines we incurred Rs.14.74 million for the period from April 1, 2006 to March 31, 2007, towards the annual license fee.
Organization Structure
     We are not part of any group. A list of subsidiaries and relevant information about them is provided in Exhibit 8.1.
Property, Plant and Equipment
     We own our approximately 100,000 square foot corporate headquarters located in Chennai (Madras), India and an approximately 20,000 square foot regional office in Mumbai (Bombay). We lease an approximately 3,500 square foot network operations center in Chennai, a 20,000 square feet data center in Vashi, Mumbai and a 6,000 square foot office space in Prabhadevi, Mumbai. Our Chennai facility houses our central network servers as well as our network staff which monitors network traffic, service quality and equipment at all our points of presence, or POPs, to ensure a reliable Internet service. We have POPs in 188 towns/cities across India. Most of our POPs are staffed 24-hours-a-day, seven-days-a-week. Our POPs average approximately 750 square feet at each location. We have backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability.
Item 4A. Unresolved Staff Comments
     None.

Item 5. Operating and Financial Review and Prospects
     The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this Annual Report. See “Risk Factors” regarding certain factors known to Sify that could cause reported financial information not to be necessarily indicative of future results, including discussions of the risks related to the development of new products and services, our intellectual property, investments in Indian companies, the Internet and the Internet market in India.
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
     Other services
     Other services include revenue from e-learning. We develop and upload content for e-learning to facilitate web-based learning in various organizations. We provide e-learning services on a time-and-materials or on a fixed-price basis.
     In Note 28 to our consolidated financial statements, we provide supplemental segment data, which provides separate revenue and operating income (loss) information for each of these business segments. This information is available in Item 18 — Financial Statements of this annual report and is incorporated herein by reference.
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
     Internet access services
     Cost of revenues for the Internet access services division consists primarily of recurring telecommunications costs necessary to provide service to subscribers, direct costs paid to franchisees for running the iways and to cable television operators for providing Internet services through cable to customers as well as voice termination charges for VoIP services. The Government of India also has imposed an annual license fee of 6% of the adjusted gross revenue of the VoIP from January 1, 2006 onwards. Another recurring cost included in cost of revenues is the personnel and related operating expenses associated with customer support and network operations.
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
     Amortization of deferred stock compensation expense
     A total of 3.2 million equity shares are reserved for issuance under our Associate Stock Option Plan (ASOP). As of March 31, 2007, we had outstanding an aggregate of 874,445 options (net of 1,317,701 options that have been forfeited by employees or expired) under our ASOP with a weighted average exercise price equal to approximately Rs.390.42 ($9.05) per equity share. The unamortized deferred compensation expense related to these grants amounted to Rs.69 million as of March 31, 2007.
Results of Operations
Year ended March 31, 2007 compared to year ended March 31, 2006
     Revenues. We recognized Rs.5,447.34 million ($126.3 million) in revenues for the year ended March 31, 2007, as compared to Rs.4,681.8 million for the year ended March 31, 2006, representing an increase of Rs.765.54 million, or 16.35%.
     The revenues generated by our corporate network/data services businesses increased by Rs.616 million, or 24.34%, over the previous year. The increase is attributable to increases in connectivity revenues of Rs.505.8 million, Hardware and software sales of Rs.57.60 million, and security consultancy revenues of Rs.57.7 million, offset by a decrease in revenues from installation of Rs.5.1 million. The corporate network/data services businesses successfully obtained a significant number of new orders and a large number of incremental orders from customers with operations throughout India for providing IPVPN and Internet connectivity. We currently have more than 1,575 corporate customers of our connectivity services.
     The increase in consumer Internet access revenues was Rs.48.8 million, or 2.69%, over the previous year. The increase was as a result of an increase in revenues from home based broadband subscribers of Rs.183.7 million or 40.9% and Rs.16.1 million or 130% increase from Others. These increases were partially offset by a decrease of Rs.42.8 million or 34.1% in the revenues from the dial-up business. and Rs.4.6 million, or 0.71% from public Internet access revenues and Rs.67.9 million, or 21.81%, from voice-over-IP services The franchise fees recognized were lower at Rs.67.3 million for the year ended March 31, 2007, compared with Rs.103 million for the year ended March 31, 2006. During the course of the year, the number of cybercafés increased from 3,307 to 3,638 as of March 31, 2007. The subscribers of the high speed Internet access to homes increased by more than 18% during the year, from approximately 183,000 as of March 31, 2006 to more than 215,000 as of March 31, 2007. The average revenue per user or ARPU, per month (Revenue from internet access services to home divided by monthly average of the number of users) fell by about 4% during the year. We experienced a 26% decrease in the volume of VoIP calls made from our cybercafés and VoIP booths during the year, which we believe was due to reduction in the prices. During the year in spite of decrease in volume of VoIP calls from our cybercafes and VoIP booths, our overall voice minutes grew by 14% . The average realisation per minute or ARPM (Revenues from VoIP services divided by total minutes of usage during the year) dropped by about 30% during the year, part of which is attributable to the lower price range of the service offered to the IT/ ITES segment. Our dial-up business continued to decline with a decrease in the number of subscribers as well as the usage minutes.
     Our online portal and content offerings division accounted for Rs.262.9 million of revenues for the year ended March 31, 2007, as compared to Rs.179 million for the year ended March 31, 2006, representing an increase of Rs.83.91 million, or 46.88%. This increase was on account of revenues from advertising increasing by 10.13%, and on account of increase in revenues from e-commerce and in value-added services short code services.
     Revenues from our other businesses increased from Rs 157.6 million to Rs 174.13 million, or 10.48%. The increase is due to new projects and increase is also due to high volume of the business from the existing customers.

     Cost of Revenues. Cost of revenues was Rs.2,908.26 million ($67.47 million) for the year ended March 31, 2007, compared to Rs. 2,534.72 million for the year ended March 31, 2006, representing an increase of Rs.373.54 million, or 14.74%. This increase was due to a Rs.182.55 million increase in cost of goods sold, a Rs.66.71 million increase in direct expenses paid to franchisees and CTOs, a Rs.33.17 million increase in directly billable manpower and the technology department, a Rs.99.81 million increase in other expenses and Rs.8.73 million decrease in bandwidth and voice termination cost. Cost of goods sold includes Rs.89.51 million towards an annual license fee on the revenues earned from VPN and VOIP services we provided for the year ended March 31, 2007, compared to Rs.42.56 million for the year ended March 31, 2006.
     Selling, general and administrative expenses. Selling, general and administrative expenses were Rs.1,921.7 million ($44.58 million) for the year ended March 31, 2007, compared to Rs. 1,852.29 million for the year ended March 31, 2006, representing an increase of Rs.69.47, million or 3.75%. This increase was due to an increase of Rs.32.61 million increase in marketing and promotion expenses and Rs 62.32 Million in Administration and other expenses which mainly includes traveling and rental expenses
     Provision for doubtful receivables and advances. Provision for doubtful receivables and advances was Rs.153.63 million ($3.56 million) for the year ended March 31, 2007, compared to Rs.90.67 million for the year ended March 31, 2006, representing an increase of Rs.62.96 million. The provision for doubtful debts for the year was at 2.82% of revenues, as compared to 1.9% during the year ended March 31, 2006. The increase was primarily in the corporate network / data services and portals business. These are primarily on account of disputes with the customers which have arisen in the current year and where the management believes that the recovery of such dues is doubtful.
     Depreciation. Depreciation for the year ended March 31, 2007 was Rs.410.32 million ($9.5 million), as compared to Rs.395 million for the year ended March 31, 2006, representing an increase of Rs.15.32 million, or 3.88%. The increase in depreciation is mainly due to increase in asset base on commissioning of the new data center in Bangalore, India and also on account of expansion to new locations.
     Amortization of intangible assets. Amortization of intangible assets was Rs.50.48 million ($1.17 million) for the year ended March 31, 2007, compared to Rs 68.75 million for the year ended March 31, 2006, representing a decrease of Rs.18.27 million, or 26.57%. The decrease is as a result of certain intangible assets being fully written off in the previous year.
     Amortization of deferred stock compensation expenses. Amortization of deferred stock compensation expenses was Rs.60.93 million ($1.41 million) for the year ended March 31, 2007, compared to Rs.12.75 million for the year ended March 31, 2006, representing an increase of Rs.48.18 million, or 377.8%. The increase was due to new stock options granted during the year ended March 31, 2007 and on account of adoption of SFAS 123R, where the cost is accounted based on the grant date fair value, unlike previous year, where the cost is based on intrinsic value as per APB 25.
     Foreign exchange (gain)/loss. Foreign exchange gain for the year ended March 31, 2007 was Rs.8.33 million ($0.19 million), compared to Rs.23.22 million for the year ended March 31, 2006, representing a decrease of Rs.14.89 million, or 64%. This is as a result of the depreciation of U.S. Dollar against the Indian Rupee as compared to March 31, 2007, which impacted the value of our U.S. Dollar denominated cash deposits.
     Other income (net). Other income was Rs.128.64 million ($2.98 million) for the year ended March 31, 2007, compared to Rs.59.2 million for the year ended March 31, 2006, representing an increase of Rs.69.44 million, or 117.23%. This is mainly due to an increase in Interest Income (net) of Rs.86.3 million and partially offset by increase in other finance charges and others by Rs. 16.91 million.
     Equity in profit of affiliates. Equity in the profit of affiliates was Rs.70.22 million ($1.63 million) for the year ended March 31, 2007, compared to Rs.40.7 million for the year ended March 31, 2006, representing an increase of Rs.29.52 million, or 72.53%. This is due to increase in the profit of Man Financial-Sify for the year ended March 31 2007.
     Net Profit. Our net profit was Rs.187.76 million ($4.4 million) for the year ended March 31, 2007, compared to a net loss of Rs149.2 million for the year ended March 31, 2006 due to increase in revenue and operational efficiency.

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

     Provision for doubtful receivables and advances. Provision for doubtful receivables and advances was Rs.90.7 million ($2.0 million) for the year ended March 31, 2006, compared to Rs.57.6 million for the year ended March 31, 2005, representing an increase of Rs.33.1 million, or 57.5%. The increase was primarily in the corporate network / data services business. The provision for doubtful debts for the year was at 1.9% of revenues, as compared to 1.6% during the year ended March 31, 2005.
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
     Equity in profit of affiliates. Equity in the profit of affiliates was Rs.40.7 million ($0.9 million) for the year ended March 31, 2006, compared to Rs.50.8 million for the year ended March 31, 2005, representing a decrease of Rs.10.1 million, or 19.8%. During the quarter ended March 31, 2005, Man Financial-Sify completed a rights issue, in which we chose not to participate. As a result, our equity ownership in Man Financial-Sify has been reduced from 40% to 29.85%, as of March 15, 2005. Due to additional issuance of shares, we recorded Rs.1.1 million as gain on dilution through Shareholders’s equity as per Staff Accounting Bulletin 51, Accounting For Sales of Stocks by a Subsidiary for the year ended March 31, 2005. The increase in net worth of Man Financial-Sify during the year ended March 31, 2005 was higher than the increase during the year ended March 31, 2006 by Rs.11.1 million which has contributed to the decrease in our share of equity in the profits of affiliates for the year ended March 31, 2006.
     Net Loss. Our net loss was Rs.149.2 million ($3.4 million) for the year ended March 31, 2006, compared to a net loss of Rs.307.6 million for the year ended March 31, 2005.

Liquidity and Capital Resources
     During fiscal year 2005, we received Rs.78.8 million in net cash proceeds from the issuance of shares to employees upon exercise of their stock options. During fiscal year 2006, we received Rs. 1,643.0 million in net cash proceeds towards issuance of shares to Infinity Capital Ventures and Rs. 49.4 million from issuance of shares to employees upon exercise of their stock options.
     The following table summarizes our statements of cash flows for the periods presented:

	Fiscal year ended, and as of March 31,
	2005	2006	2007	2007
	Indian Rupees			U.S. Dollars
	(in thousands)
Net (loss)/Profit	(307,576)	(149,245)	187,760	4,357
Net decrease (increase) in working capital	227,872	(135,666)	(582,917)	(13,525)
Other adjustments for non-cash items	559,821	505,293	573,676	13,309
Net cash provided by (used in) operating activities	480,117	220,382	178,519	4,142
Net cash provided by (used in) investing activities	(552,669)	(426,406)	(788,692)	(18,299)
Net cash provided by (used in) financing activities	69,182	1,684,055	866,060	20,094
Effect of exchange rate changes on cash and cash equivalents	1,479	20,558	(8,231)	(191)
Net increase (decrease) in cash and cash equivalents	(1,891)	1,498,589	247,656	5,746
     Our principal capital and liquidity needs historically have related to developing our network infrastructure and our corporate network and electronic commerce services, establishing our customer service and support operations, developing our sales and marketing activities and for general working capital needs. We have also expended significant funds on acquisitions and investments.
     We incurred Rs.592.3 million and Rs. 628.61 million for capital expenditures during fiscal 2006 and 2007 respectively to further develop our points of presence in India and our network infrastructure.
     Although we have 188 points of presence in India, a need for expansion into smaller towns would arise as our corporate and data network services grow, especially as we increase the connectivity for some of our existing clients.. There are many ISP’s and data/network service providers exiting the business and, depending on pricing and other terms, we may acquire one or more of these third parties. In that event, we will need to invest in technologies to increase the speed of the backbone and edge networks. We will also have to invest in wireless and wire line methods of last mile Internet access delivery.
     During fiscal years 2003 through 2007, our highest operational priority was to reduce cash use incurred to build our organization and infrastructure to support our rapid growth, which has now stabilized. We pursued several initiatives to reduce our cash burn. The first focus was toward reducing the working capital required by our business. This was done by enhanced focus on collecting receivables and advancing the billing for the customers of our corporate data/network services division to the beginning of the quarter from the end of the quarter. Our improved collection efforts and change in policy to collect fees for certain services in advance resulted in a decrease in net receivables in recent periods. The second focus was toward reducing bandwidth costs. This was achieved by leveraging on the demonopolization of VSNL, negotiation with a range of suppliers, including VSNL, availability of national bandwidth (both intercity and intracity) from private telecom providers at lower rates and increasing the role of fixed wireless mode of delivery in the last mile. As a result of these initiatives, we have significantly reduced our cash use over the last three years. We believe that the reductions achieved on account of the above are permanent reductions.
     We intend to continue to focus on generation of cash surpluses in fiscal year 2007. Based upon our present business and funding plans, we believe that our cash and cash equivalents of Rs.3,070.15 million ($71.23 million) as of March 31, 2007, excluding restricted cash included in current assets of Rs.1.0 million ($0.02 million), is sufficient to meet our currently known requirements for at least the next 18 months beginning April, 2007. In light of the highly dynamic nature of our business, however, we cannot assure you that our capital requirements and sources will not change significantly in the future.
     Cash balances held in foreign currency were Rs.293.2 million, Rs.1,956.39 million and Rs 389.47 Million as of March 31, 2005 ,2006 and 2007 respectively. Cash balances held in Indian currency were Rs.1,030.7 million ,Rs.866.1 million and Rs 2680.68 as of March 31, 2005 2006 and 2007, respectively. These amounts include cash and cash equivalents and restricted cash. Foreign exchange gain during fiscal 2005,2006 and 2007 were Rs.2.6 million ,Rs.23.2 million and Rs 8.3 million, respectively. This foreign exchange gain or loss is on account of cash held in foreign currency impacted by appreciation or depreciation of the U.S. Dollar against the Indian Rupee.

     Cash provided by operating activities during fiscal year 2007 was Rs.178.52 million. This is mainly attributable to non-cash depreciation charge of Rs.521.73 million, provision for doubtful receivables of Rs.153.63 million, increase in trade accounts payable by Rs.29.11 million, decrease in advances received from customers by Rs.23.9 million, increase in deferred revenues by Rs5.6 million, and net profit from operations of Rs.170.46 million, increase in accounts receivable by Rs.503 million, increase in other assets by Rs.110.37 million, increase in prepaid expenses by Rs.27.04 million, decrease in inventories by Rs.1.7 million, translation loss on cash and cash equivalents of Rs.8.2 million and increase in other liabilities by Rs 28.49 million. Cash provided by operating activities during fiscal year 2006 was Rs.220.3 million. This is mainly attributable to non-cash depreciation charge of Rs.476.52 million, provision for doubtful receivables of Rs.90.7 million, increase in trade accounts payable by Rs.177.2 million, increase in advances received from customers by Rs.43.1 million, increase in deferred revenues by Rs.35.1 million, offset by net loss from operations of Rs.149.2 million, increase in accounts receivable by Rs.279.9 million, increase in other assets by Rs.69.3 million, increase in prepaid expenses by Rs.4.0 million, increase in inventories by Rs.1.3 million, translation gain on cash and cash equivalents of Rs.20.6 million and decrease in other liabilities by 12.6 million. Cash provided by operating activities during fiscal year 2005 was Rs.480.1 million. This is mainly attributable to non-cash depreciation charge of Rs.567.4 million, provision for doubtful receivables of Rs.57.6 million, increase in trade accounts payable by Rs.310.6 million, increase in other liabilities by Rs.74.2 million, decrease in prepaid expenses by Rs.19.8 million and loss on sale of plant and equipment of Rs.2.8 million, offset by net loss from operations of Rs.307.6 million, increase in accounts receivable by Rs.178.9 million, increase in inventories by Rs.8.4 million, decrease in advances received from customers by Rs.14.2 million, increase in other assets by Rs.26.2 million and gain on sale of investments of Rs.15.7 million.
     Cash used in investing activities during fiscal year 2007 was Rs.788.7 million, principally as a result of expenditure on purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network of Rs.628.61 million and purchase of intangible assets of software licenses of Rs.64.22 million, and acquisition of business Rs 93 million Cash used in investing activities during fiscal year 2006 was Rs.426.4 million, principally as a result of expenditure on purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network of Rs.592.3 million and purchase of intangible assets of software licenses of Rs.17.6 million, partially offset by proceeds from advances received towards sale of investments of Rs.139.8 million, movement in restricted cash by Rs.31.2 million and proceeds from sale of plant and equipment for Rs.4.9 million. Cash used in investing activities during fiscal year 2005 was Rs.552.7 million, principally as a result of expenditure on purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network of Rs.533.2 million and purchase of intangible assets of IPVPN License fee of Rs.100.0 million, partially offset by proceeds from sale of investments of Rs.15.0 million, movement in restricted cash by Rs.79.5 million and proceeds from sale of plant and equipment for Rs.15.2 million.
     Cash provided by financing activities for fiscal year 2007 was Rs.866.06 million, which consisted of net proceeds from issuance of common stock of Rs.72.6 million, and borrowings from bank Rs 800 millions partly offset by repayment of principal under capital lease obligations of Rs.6.5 million. Cash provided by financing activities for fiscal year 2006 was Rs.1,684.1 million, which consisted of net proceeds from issuance of common stock of Rs.1,692.4 million, partly offset by repayment of principal under capital lease obligations of Rs.8.3 million. Cash provided by financing activities for fiscal year 2005 was Rs.69.2 million, which consisted of net proceeds from issuance of common stock to employees on exercise of stock options of Rs.78.8 million, partly offset by repayment of principal under capital lease obligations of Rs.9.6 million.
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

     As of March 31, 2007, we had spent approximately Rs.3,003.25 million ($69.7 million) to develop and deploy our network infrastructure. As of March 31, 2007, our future contractual obligations and commercial commitments were as follows:

	Payments Due by Period			Rs.Million
					More
		Less than 1			than 5
Contractual Obligations	Total	year	1-3 years	3-5 years	years
Capital Lease Obligations	6.9	2.9	4.0	—	—
Total Contractual Obligations	6.9	2.9	4.0	—	—

	Amount of Commitment Expiration Per Period			Rs.million
	Total Amounts	Less than 1			Over 5
Other Commercial Commitments	Committed	year	1-3 years	4-5 years	years
Standby Letters of Credit	42.42	0.89	41.53	—	—
Guarantees	598.69	4.54	590.84	3.31	—
Total Commercial Commitments	641.11	5.43	632.37	3.31	—
Recent Accounting Pronouncements
FIN 48
In July 2006, the FASB issued Interpretation (“FIN”) No. 48, Uncertainty in Income Taxes. FIN 48 applies to all tax positions within the scope of Statement 109 and clarifies when and how to recognize tax benefits in the financial statements with a two-step approach of recognition and measurement. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. FIN No. 48 also requires the enterprise to make explicit disclosures about uncertainties in their income tax positions, including a detailed roll forward of tax benefits taken that do not qualify for financial statement recognition. The company is currently evaluating the impact of this pronouncement and will adopt the guidelines stated FIN No. 48 from fiscal year beginning April 1, 2007.
Critical Accounting Policies
     We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on management’s judgment, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain. Specific risks for these critical accounting policies are described in the following paragraphs. For all of these policies, future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.
Revenue Recognition
     The operating segments of the Company are:
•	Corporate network/data services, which provides Internet, connectivity, security and consulting, hosting and managed service solutions;

•	Internet access services, from homes and through cybercafes;

•	Online portal services and content offerings; and
     We derive our significant part of the revenues primarily from Corporate network/data services Corporate network service revenues primarily include connectivity services and, to a lesser extent, the revenues from the sale of hardware and software purchased from third party vendors, installation of the link, and other ancillary services such as e-mail and domain registration. Generally, these elements are sold as a package consisting of all or some of the elements.

Revenue Arrangements with Multiple Deliverables
     Based on the guidance in EITF Issue No. 00-21, we recognize revenues on the delivered items only if
•	The revenue recognition criteria applicable to the unit of accounting is met;

•	The delivered element has value to the customer on a standalone basis. The delivered unit will have value on a standalone basis if it is being sold separately by other vendors or the customer could resell the deliverable on a standalone basis;

•	There is objective and reliable evidence of the fair value of the undelivered item(s); and

•	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in our control.
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
      Assessments about whether the delivered units have a value to the customer on a standalone basis, impact of forfeiture and similar contractual provisions, and determination of fair value of each unit would affect the timing of revenue recognition and would impact our results of operations
Accounting Estimates
     While preparing financial statements we make estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the date of financial statements and the reported amount of revenues and expenses for the reporting period.
     Our estimate of liability relating to pending litigation is based on currently available facts and our assessment of the probability of an unfavorable outcome. Considering the uncertainties about the ultimate outcome and the amount of losses, we re-assess our estimates as additional information becomes available. Such revisions in our estimates could materially impact our results of operations and our financial position.
     Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. The actual results could differ from these estimates.
Allowance for accounts receivable
     The receivables primarily constitute dues from corporate connectivity and portals related customers. We maintain allowances for doubtful accounts receivable for estimated losses resulting from the inability of our customers to make contractually agreed payments. We also make allowances for a specific account receivables if the facts and circumstances indicate that such account receivable is unlikely to be collected.
     We estimate the amount of uncollectible receivables each period and establish an allowance for uncollectible amounts. The amount of the allowance is based on the age of unpaid amounts, information about the creditworthiness of customers, historical payment patterns, customer concentrations, current economic trends and other relevant information. The assessments reflect management’s best assumptions and estimates. Significant management judgment is involved in estimating these factors, and they include inherent uncertainties. Management periodically evaluates and updates the estimates based on the conditions that influence these factors. The variability of these factors depends on a number of conditions, including uncertainty about future events, and thus our accounting estimates may change from period to period. Estimates of uncollectible amounts are revised each period, and changes are recorded in the period they become known.

Business Combinations, Goodwill and Intangible Assets
     We account for business combinations in accordance with SFAS No. 141, Business Combinations. Cash and amounts of consideration that are determinable at the date of acquisition are included in determining the cost of the acquired business. The accounting for contingent consideration based on earnings or other performance measures is a matter of judgment that depends on the relevant facts and circumstances. If the substance of the contingent consideration is to provide compensation for services, use of property, or profit sharing, we account for the additional consideration as an expense of the appropriate period. Otherwise, the additional consideration paid is recorded as an additional cost of the acquired business.
     Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. We generally seek the assistance of independent valuation experts in determining the fair value of the identifiable tangible and intangible net assets of the acquired business
     In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we have assigned all the assets and liabilities, including goodwill, to the reporting units. We review goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. The provisions of SFAS No. 142 require that a two-step impairment test be performed on goodwill. In the first step, we compare the fair value of the reporting unit to its carrying value. We determine the fair value of our reporting units using the income approach. Under the income approach, we calculate the fair value of a reporting unit based on measurement techniques such as discounted cash flow analyses. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it to the carrying value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we must record an impairment loss equal to the difference.
     We amortize intangible assets on straight line basis over their respective individual estimated useful lives. Our estimates of the useful lives of identified intangible assets are based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.
     We evaluate intangible assets for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets
     In evaluating goodwill and intangible assets for impairment, we may seek the assistance of independent valuation experts, perform internal valuation analyses and consider other information that is publicly available. The results of our evaluation may be dependent on a number of factors including estimates of future market growth and trends, forecasted revenue and costs, discount rates and other variables. While we use assumptions which we believe are fair and reasonable, future results may differ from the estimates arrived at using the assumptions.
Estimated Useful Lives of Property And Equipment.
     We estimate the useful lives of plant and equipment in order to determine the amount of depreciation expense to be recorded during any reporting period. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods. Likewise, if the anticipated technological or other changes occur more slowly than expected, the useful lives could be extended. This could result in a reduction of depreciation expense in future periods.

Impairment of long-lived assets
     In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we review these types of assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of the asset or asset group. In order to determine if the asset or asset group is recoverable, we determine if the expected future undiscounted cash flows directly related to the asset or asset group are less than the carrying amount of the asset or asset group. If so, we then determine if the carrying amount of the asset or asset group exceeds its fair value. We determine fair value using estimated discounted cash flows. If impairment is indicated, the asset or asset group is written down to its fair value. The discounted cash flows calculation uses various assumptions and estimates regarding future revenue including estimates of future market growth and trends, forecasted revenue and costs, appropriate discount rates and other variables. We base our fair value estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain. Actual future results may differ from those estimates.
Income taxes
     We are required to estimate our liability for income taxes in each of the tax jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure together with an assessment of temporary differences resulting from differing treatment of items, such as depreciation on property, plant and equipment, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our balance sheet.
     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in results of operations in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance if it is more likely than not that some portion or all of the assets will not be realised.
Item 6. Directors, Senior Management and Employees
Board of Directors and Senior Management Executives
     The following table sets forth the name, age and position of each director and senior management executive of our company as of March 31, 2007:

Name	Age	Designation
Raju Vegesna	47	Chief Executive Officer and Managing Director
C.B.Mouli (1)	60	Director, Chairman & Financial Expert of Audit Committee
S.K.Rao (1) (2) (3)	63	Director
T.H. Chowdary (2) (3)	75	Director & Chairman of Compensation & Nominating Committees
P.S.Raju (2)	54	Director
S R Sukumara (1) (2) (3)	62	Director
Ananda Raju Vegesna	48	Director
R.D.Thulasiraj (1) (2) (3)	55	Director
C V S Suri	47	Chief Operating Officer
Pijush Kanti Das	53	Chief Financial Officer & President — Access Media
P J Nath	45	Executive President – Enterprise Solutions
Baskar R Sayyaparaju	40	Chief Technology Officer
Aravind Mathur	43	Chief Architect — Global Services
V Sivaramakrishnan	42	President — Interactive Services
David Appasamy	50	Chief Communications Officer
Venkata Rao Mallineni	40	Head – HR
Ajith K N	38	Head – HR
Mr S Gopalakrishnan	40	President — Government Initiatives

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating Committee.

     Raju Vegesna has served as a Director of our company since November 2005. He was appointed as the Chief Executive Officer and Managing Director of the company effective July 18, 2006. Mr. Vegesna is a Silicon Valley entrepreneur who founded several leading edge technology companies, including ServerWorks Corporation, acquired by Broadcom in 2001. After that acquisition, and post a brief stint with Broadcom, Mr. Vegesna founded and currently serves as CEO and Chairman of ServerEngines, LLC, a rapidly growing Silicon Valley-based company engaged in the development of innovative enterprise computing products. He holds a BS in Electrical Engineering from the University of Bangalore and holds an MS in Computer Engineering from Wayne State University, USA, and holds several patents in Microprocessor and Multiprocessor technology. He is also a Director of Server Engines LLC, Nulife Corp, USA., Raju Vegesna Infotech & Industries Private Limited and Server Engines (India) Private Limited.
     C.B. Mouli has served as a Director of our company since July 2005. Mr. Mouli is a member of the Institute of Chartered Accountants of India and also holds a Bachelor of Law Degree. Mr Mouli, a partner of C.B. Mouli & Associates, a Chartered Accountants firm and he is currently, the Chairman of the Audit Committee of GVK Jaipur Kishangarh Expressway Limited, a major infrastructure company. He is a Director of Taj GVK Hotels & Resorts Limited, GVK Jaipur Kishangarh Expressway Limited, Ammana Bio Pharma Limited, Ammana Equity Fund Private Limited and ATC Beverages Private Limited.
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
     P. S. Raju has served as a Director of our company since February 2006. Mr P S Raju is a member of the Institute of Chartered Accountants of India. Mr Raju is an independent practicing accountant. He has been the financial advisor to several ventures and knows the Indian business culture and accounting. He is also a Director of Server Engines (India) Private Limited, Surya Shakti Agro Tech Private Limited and Moven Minerals & Metals Private Limited.
     Mr S R Sukumara has served as a Director of our company since January 2007. Mr Sukumara retired as a Director General of Police after a long service of 36 years with Indian Police Service. During his service, he has handled many important assignments. Presently, he is practicing as a Consultant.
     Mr Ananda Raju Vegesna, brother of Mr Raju Vegesna, Managing Director, has served as an Executive Director of our company since June 2007. Mr Ananda Raju Vegesna, a Graduate in Science, brings with him a rich experience in providing infrastructural facilities to the Information Technology, manufacturing and service industries, setting up units in Software Technology Parks for domestic as well as export markets. He is well known for his expertise in the field of real estate, administration and public relations. He is the Managing Director of M/s Infinity Satcom Universal Private Limited and a Director of M/s Raju Vegesna Infotech & Industries Limited and Server Engines India (Private) Limited.
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

     C V S Suri is serving Sify from August 2006 as Chief Operating Officer with over 23 years of experience. His experience includes business leadership positions overseeing marketing, operations, commercial & regulatory matters, and driving innovations for business competitiveness. Suri is a graduate of Delhi University with an Honors Degree in Economics, and has a Masters in Human Resource Management from XLRI, Jamshedpur- one of India’s leading business schools.
     Pijush Kanti Das is serving as a Chief Financial Officer. He joined Sify in May 2006. He comes to us from the I& M Bank, Nairobi where he was responsible for Corporate Banking. Pijush started his career with the State Bank of India, rising to hold various senior level positions before leaving them to work as Head of Treasury with Fina Bank, Nairobi, between 2003 and 2005.
     P J Nath is serving Sify as Executive President — Enterprise Solutions since April 2007. He has over 22 years of experience in Information Technology, ISP and Telecommunications Services. His experience includes roles in Sales, Product and Project Management, Customer Support. He holds a Masters in Management Studies degree from BITS Pilani.
     Baskar is serving Sify as a Chief Technology Officer since from August 2006. Mr. Bhaskar is an M.S in Computer Science with a successful track record of IT leadership in the United States. He handles broad experience across infrastructure operations, network management, process development, application development/deployment, database management, website operations, desktop support operations and data center management.
     Aravind Mathur joined Sify in April 2007 as Chief Architect-Global Services. He holds with 17 years of experience which includes international experience in the telecommunications and networking. He is a Masters Degree in Electrical Communication Engineering from the Indian Institute of Science, Bangalore and a Masters Degree in Physics from the Indian Institute of Technology, Delhi specializing in Optical Communication and Optoelectronics.
     V Sivaramakrishnan is serving Sify from April 2006 as President – Interactive solutions He joined Sify, as Vice President, iways with over 18 years of experience in marketing consumer brands and building their businesses. He is a management graduate from the Indian Institute of Foreign Trade (IIFT), New Delhi, with a successful track record of managing brands, sales, and customer service for global market.
     David Appasamy is the Chief Communications Officer of Sify Limited, and is responsible for the all aspects of Corporate Communications of the company, as well as the ‘Sify’ brand in terms of identity and image. He has done the MEP at the IIM Ahmedabad, India’s premier Business Management School. He brings over 20 years of experience in business management and service & consumer brand marketing
     Ajith K N is serving Sify from February 2001 as Head — HR and has over 14 years of experience across various functions in Human Resources, Industrial Relations and Total Quality Management. Mr.Ajith has a Masters degree in Personnel Management and Industrial Relations, and a diploma in Training & Development.
     Mr S Gopalakrishnan, is serving Sify as President — Government Initiatives since November 2006. Mr Gopalakrishnan is a B.E. Mechanical Engineering and has more than 22 years of experience in several manufacturing / service industries.

Director Compensation
     Our Articles of Association provide that each of our directors may receive a sitting fee not exceeding the maximum limits prescribed under the provisions of the Indian Companies Act, 1956. Accordingly, our Directors, other than the Chairman and the Managing Director have been receiving Rs.20,000 for each Board and Committee meeting attended by them, effective October 2005. Mr Raju Vegesna, who is employed as our Chief Executive Officer, does not receive any compensation for his service on our Board of Directors. Directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. T. H. Chowdary, a Director of our company, has been receiving Rs.20,000 per month effective February 1, 2004 for the technical services rendered by him to us, after obtaining requisite Governmental permission for the same.
Officer Compensation
     The following table sets forth all compensation paid by us during the fiscal year ended March 31, 2007 to our executive officers.

	Summary Compensation Table
	(Rs. Million)
			Stock
Name	Salary	Bonus	Compensation

V Sivaramakrishnan	4.03	—	1.19
V M Kumar	2.38	0.15	—
David Appasamy	2.49	0.17	0.11

Part of the year
R Ramaraj	3.02	—	—
Rahul Swarup	3.56	3.13	—
Rustom Irani	2.41	3.00	—
Shrikant P Joshi	0.49	—	—
Ajit Abraham	2.07	2.88	—
Surya Mantha	2.04	—	—
Durgesh Mehta	4.92	—	—
C V S Suri	3.11	—	3.74
Pijush Kanti Das	2.50	—	1.41
Bhaskar R Sayyaparaju	3.01	—	1.87
Venkata Rao Mallineni	1.42	—	0.94
S Gopalakrishnan	1.70	—	0.34
     The following table sets forth all stock options granted by us during the fiscal year ended March 31, 2007 to our executive officers.

	Equity Shares Underlying
Name	Option Grant	Exercise Price (Rs.)	Expiration Date

V Sivaramakrishnan	35,000	578.47	August 19, 2009
Pijush Kanti Das	25,000	390.38	November 17, 2009
C V S Suri	100,000	425.70	February 16, 2010
Bhaskar R Sayyaparaju	50,000	425.70	February 16, 2010
Venkata Rao Mallineni	25,000	425.70	February 16, 2010
P S Raju	15,000	425.70	February 16, 2010
S Gopalakrishnan	25,000	361.19	May 21, 2010
     The following table sets forth all stock options exercised by our executive officers during the fiscal year ended March 31, 2007.

Name	No. of shares	Exercise Price
		Rs.
R. Ramaraj	140,625	163.40
Rahul Swarup	30,875	163.40
Ajit Abraham	22,500	163.40
Shrikant P Joshi	27,500	163.40
J. Avinash	1,562	163.40
Rustom Irani	21,500	163.40
David Appasamy	833	163.40

We paid retention bonuses amounting to Rs.40 million during the year ended March 31, 2007 to our key employees. The amount is being amortized over the retention period of 24 months and will be recovered from the employees in the event of termination of service before the end of the retention period.
Board Composition
     Our Articles of Association set the minimum number of directors at three and the maximum number of directors at twelve. We currently have six directors. The Indian Companies Act and our Articles of Association require the following:
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
     Mr S R Sukumara was appointed as an independent Director effective January 22, 2007.
     Consequent to the divestment of their entire holding by Venture Tech and Satyam Computer Services during 2005-06, Messrs. Sandeep Reddy, Srinivasa C. Raju, B. Rama Raju and V. Srinivas, their nominees resigned from the Board of Sify Limited.
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
     The terms of Messrs. C.B. Mouli and P S Raju expired at our Annual General Meeting held on September 24, 2007 and being eligible, they themselves offered for reelection and were re-appointed. The terms of Messrs. Raju Vegesna and S K Rao will expire at our Annual General Meeting to be held in 2008 and they are eligible for reelection. The terms of Messrs.T H Chowdary and S R Sukumara will expire at our Annual General Meeting to be held in 2009 and they are eligible for reelection.
     Mr Ananda Raju Vegesna, brother of Mr Raju Vegesna, Managing Director and CEO of the company, was appointed as the Executive Director of the company effective June 22, 2007.
     Mr R D Thulasiraj resigned from the board effective April 7, 2007.
Board Committees
The primary objective of the audit committee is to monitor and provide effective supervision of our financial reporting process with a view towards ensuring accurate, timely and proper disclosures and the transparency, integrity and quality of financial reporting. Our audit committee oversees the work carried out in the financial reporting process — by our management, including the internal auditors and the independent auditor — and reviews the processes and safeguards employed by each. In addition our audit committee has the responsibility of oversight and supervision over our system of internal control over financial reporting, audit process, and process for monitoring the compliance with related laws and regulations. The audit committee recommends to our shareholders the appointment of our independent auditors and approves the scope of both audit and non-audit services. The members of our Audit Committee were Messrs. S.K. Rao, C.B. Mouli, R Sukumar and R.D. Thulasiraj. Mr S R Sukumara was nominated as a member of the Audit Committee effective February 21, 2007. Consequent to the resignation of Mr. R.D Thulasiraj from board, he ceases to be member of Audit Committee effective April 7, 2007. All members of the Audit Committee meet the independence and financial literacy requirements as defined by applicable NASDAQ and SEC rules.

The Compensation Committee of the Board of Directors determines the salaries, benefits and stock option grants for our employees, consultants, directors and other individuals compensated by our company. The Compensation Committee also administers our compensation plans. Effective July 15, 2005, the members of our Compensation Committee were Messrs. T.H. Chowdary, S.K. Rao and R.D. Thulasiraj (upto April 7, 2007). Consequent to the resignation of Mr R.D. Thulasiraj from the Board, Mr S R Sukumara was nominated as a member of the Compensation Committee effective April 23, 2007. The constitution of the Compensation Committee is in accordance with the NASDAQ regulations on corporate governance.
The Nominating Committee of the Board of Directors evaluates and recommends the appointment of Directors to Board Committees, determines Board qualifications, evaluate their performance and determines the future requirements. The Committee was constituted on July 15, 2005 and the members of the Committee were Messrs. T.H. Chowdary, S.K. Rao and R.D. Thulasiraj (upto April 7, 2007). Consequent to the resignation of Mr R.D. Thulasiraj from the Board, Mr S R Sukumara was nominated as a member of the Nominating Committee effective April 23, 2007. The constitution of the Nominating Committee is in accordance with the NASDAQ regulations on corporate governance
Employees
     As of March 31, 2007, we had 1,967 employees, compared with 1,910 and 1,663 employees as of March 31, 2006 and March 31, 2005, respectively. Of our current employees, 80 are administrative, 641 form our sales and marketing staffs, 103 are in product and content development, 1079 are dedicated to technology and technical support, and 64 are in business process and customer care. None of our employees are represented by a union. We believe that our relationship with our employees is good.
Stock Ownership
     The following table sets forth information with respect to the beneficial ownership of our equity shares as of June 1, 2007 by each director and our senior management executives. The table gives effect to equity shares issuable within 60 days of June 1, 2007 upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

Equity Shares
Beneficially Owned
Beneficial Owner	Number	Percent
Raju Vegesna	17,902,860	41.83
T. H. Chowdary	—	—
C B Mouli	—	—
P S Raju	—	—
S K Rao	—	—
S R Sukumara	—	—
Anand Raju Vagesna	—	—
R. D. Thulasiraj	—	—
Employee Stock Option Plan
     We have an Associate Stock Option Plan, or ASOP, which provides for the grant of options to employees of our company. The ASOP 2005 was approved by our Board of Directors and our shareholders in October 2005. This is in addition to the earlier Plans of 2000 and 2002. A total of 3.2 million equity shares are reserved for issuance under our ASOP. As of March 31, 2007, we had outstanding an aggregate of 874,445 options (net of 1,317,701 options that have been forfeited by employees or expired) under our ASOP with a weighted average exercise price equal to approximately Rs.390.42 ($9.05) per equity share.
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

     An employee holding options may apply for exercise of the options on a date specified therein which is referred to as the conversion date. The options are not transferable by an employee. The options lapse in the event of cessation of employment due to reasons of non-performance or otherwise. The equity shares transferred to the employee after conversion from options is the absolute property of the employee and will be held by the employee. A registration statement on Form S-8 covering the shares to be issued under the ASOP has been filed and the participants in the ASOP will be able to receive ADSs upon exercise of their options.
Item 7. Major Shareholders and Related Party Transactions
Principal Shareholders
     The following table sets forth information with respect to the beneficial ownership of our equity shares as of July 1, 2007 by each person or group of affiliated persons who is known by us based on our review of public filings to beneficially own 5% or more of our equity shares. The table gives effect to equity shares issuable within 60 days of July 1, 2007 upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned. The information below is based on a review of filings made by such persons with the SEC.
     Mr Raju Vegesna, the Co-Trustee of the Vegesna Family Trust, which is the owner of Infinity Capital Management LLC, which is the general partner of Infinity Capital Ventures, LP, exercise voting control and dispositive power over the equity shares owned by Infinity Capital Ventures, LP. Mr Raju Vegesna, Director of our company, is affiliated with Infinity Capital Ventures, LP.

	Equity Shares
	Beneficially owned
Beneficial Owner	Number	Percent
Infinity Capital Ventures, LP, 11601 Wilshire Boulevard, Suite 1900, Los Angeles, CA 90025	17,902,860	41.83
Details of significant change in the percentage ownership held by the major shareholders:

	2004-05		2005-06		2006-07
Name of the shareholder	No. of shares	%	No. of shares	%	No. of shares	%
Satyam Computer Services Ltd.	11,182,600	31.61	—	—	—	—
Venture Tech Solutions Pvt. Ltd.	2,750,000	7.77	—	—	—	—
SAIF Investment Company Ltd.	2,808,140	5.68	—	—	—	—
Infinity Capital Ventures, LP	—	—	17,902,860	42.23	17,902,860	41.83
The company has not issued any shares having differential voting rights and hence the company’s major shareholders do not have differential voting rights.
United States Shareholders
     As of March 31, 2007, 42,799,613 of our ADSs were held in the United States and we had approximately 26,673 shareholders in the United States. Each ADS represents one equity share.
Host country Shareholders
     As on March 31, 2007, 652 of our equity shares were held in India and we had 16 shareholders of record in India. Each equity share has a par value of Rs.10/- each.

Control of Registrant
     Based on our review of filings made with the SEC, we believe Infinity Capital Ventures, LP beneficially owned 41.83% of our equity shares as of March 31, 2007. This shareholder is a party to the Subscription Agreement dated November 10, 2005 with our company. The Subscription Agreement provides that, among other things, the company shall appoint Mr Raju Vegesna as the Chairman of the Board of Directors, Infinity Capital shall also nominate another person to the Board of Directors and for so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital. In November 2005, Mr Raju Vegesna, a nominee of Infinity Capital Ventures, LP, was appointed as Chairman of our Board of Directors. In February 2006, the company also appointed Mr.P.S.Raju as the second nominee of Infinity Capital to the Board of Directors.
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
Related Party Transactions
     Our company has a stated policy on related party transactions, which states “whenever Sify enters into any transaction with a related party the Company shall perform these transactions on terms no less favorable to the Company than could have been obtained from independent third parties.” Whenever, there is a related party transaction with Sify, the same is placed before the Audit Committee as well as the Board of Directors and obtain their approval within three months from the date of transaction.
     Until December 2002, Satyam Computer Services was our parent company. In fiscal year 2007, we billed an aggregate of Rs.Nil million in services to Satyam Computer Services and its affiliates. For fiscal years 2006 and 2005 the corresponding figures were Rs.121.1million and Rs.48.7 million, respectively. We believe that these transactions with Satyam Computer Services and its affiliates were on terms no less favorable to our company than could have been obtained from independent third parties.
     On December 20, 2005, the Company divested 26% of its holding in Sify Communications Limited, or 4,680,000 shares, to M/s Infinity Satcom Universal (P) Ltd for a sale consideration of Rs.139,810. This was a related party transaction because Mr. Raju Vegesna, a member of Our Board of Directors, is the brother of Mr Ananda Raju, the owner of Infinity Satcom Universal (P) Ltd. We have transferred our IP-VPN business from Sify Limited to Sify Communications Limited on November 22, 2006, when we received the ILD/NLD license. We have recognized a gain of Rs.226 on the divestment of 26% holding in Sify Communication.
     T. H. Chowdary, a Director of our company, has been receiving Rs.20,000 per month effective February 1, 2004 for the technical services rendered by him to the company, after obtaining requisite Governmental permission for the same.

Item 8. Financial Information
Financial Statements
     We have elected to provide financial statements pursuant to Item 18 of Form 20-F. No significant change has occurred since the date of our annual financial statements for fiscal 2007.
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
     The proposed settlement provides that the insurers of all settling issuers will guarantee that the plaintiffs recover $1 billion from non-settling defendants, including the investment banks who acted as underwriters in those offerings. In the event that the plaintiffs do not recover $1 billion, the insurers for the settling issuers will make up the difference. We believe that we have sufficient insurance coverage to cover the maximum amount that it may be responsible for under the proposed settlement. Although the Federal District Court has preliminarily approved the settlement, it is possible that the Court may not finally approve the settlement in whole or part. We believe the maximum financial exposure under this settlement, in the event that the plaintiffs recover nothing from the non-settling defendants, is approximately U.S. $3.9 million, an amount we believe is fully recoverable from our insurer.
     We are party to additional legal actions arising in the ordinary course of business. Based on the available information, as at March 31, 2007, we believe that we have adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect on our company.
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
Price History
     Our ADSs commenced trading on the Nasdaq National Market on October 19, 1999. The tables below set forth, for the periods indicated, high and low trading prices for our ADSs:
Prior Fiscal Years

	High	Low
Fiscal year ended	$	$
March 31, 2007	14.78	7.43
March 31, 2006	14.58	3.81
March 31, 2005	8.62	3.82
March 31, 2004	9.25	3.75
March 31, 2003	6.44	0.88
Quarters of Prior Fiscal Years

	High	Low
Fiscal year ended March 31, 2006	$	$
First Quarter	5.78	3.81
Second Quarter	5.95	4.35
Third Quarter	11.85	4.75
Fourth Quarter	14.58	8.77

	High	Low
Fiscal year ended March 31, 2007	$	$
First Quarter	14.78	8.21
Second Quarter	10.33	7.43
Third Quarter	10.59	8.68
Fourth Quarter	9.49	7.61
Prior Six months

	Price range
	High	Low
Month	$	$
December 2006	10.59	9.09
January 2007	9.49	7.63
February 2007	9.41	7.61
March 2007	8.89	7.95
April 2007	9.50	8.30
May 2007	9.00	8.33
June 2007	8.63	8.06
The initial public offering of our ADSs was priced on October 18, 1999 at a price of $18.00 per ADS.

Item 10. Additional Information
     We were organized as a limited liability company under the laws of the Republic of India pursuant to the provisions of the Indian Companies Act on December 12, 1995. Our authorized share capital is 50,000,000 shares, par value Rs.10 per share. The number of equity shares outstanding as of March 31, 2006 and March 31, 2007 were 42,389,514 and 42,800,265 respectively. During the fiscal year ended March 31, 2007, the company had issued 410,751 equity shares, par value Rs.10 per share to the employees in respect of the exercise of the grants under Associate Stock Option Plan 2002.
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
     A total of 3.2 million equity shares are reserved for issuance under our Associate Stock Option Plan, or ASOP. As of March 31, 2007, we had outstanding an aggregate of 874,445 options (net of 1,317,701 options that have been forfeited by employees or expired) under our ASOP with a weighted average exercise price equal to approximately Rs.390.42 ($9.05) per equity share. The unamortized deferred compensation expense related to these grants amounted to Rs. 69 Million as of March 31, 2007.
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
Annual General Meetings of Shareholders
     We must convene an annual general meeting of shareholders within six months after the end of each fiscal year and may convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10% of our paid up capital carrying voting rights. The annual general meeting of the shareholders is generally convened by our Company Secretary pursuant to a resolution of the Board. Written notice setting out the agenda of the meeting must be given at least 21 days (excluding the days of mailing and receipt) prior to the date of the general meeting to the shareholders on record. Shareholders who are registered as shareholders in the company’s register on the record date are entitled to attend or vote at such meeting.

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
2007 Annual General Meeting
     Our Annual General Meeting for the fiscal year 2007 was held on September 24, 2007 at the registered office of our company, 2nd Floor, Tidel Park, 4 Canal Bank Road, Taramani, Chennai 600 113, India.
     At the above Annual General Meeting, the shareholders of our company have approved the proposal for setting off the carry forward loss (accumulated deficit) of Sify Limited to the extent of Rs.11,627 million against the credit of balance of the Securities Premium Account (Additional paid up capital), in the Company’s standalone financial statements prepared under the local statutory requirements. The proposal is subject to the approval of the High Court of Madras and other statutory authorities.
     At the above Annual General Meeting, the shareholders of our company have also approved the Associate Stock Option Plan 2007 allocating 1,400,000 equity shares of Rs.10/- each in the share capital of the company to be granted to the employees of the company.
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
     Our license also requires us to ensure that objectionable, obscene and unauthorized content, or any other content, messages or communications infringing copyrights, intellectual property rights and domestic and international cyber laws or which is inconsistent with the laws of India, is not carried on our network. Although under the terms of our license we are free to fix the prices we charge our subscribers, the TRAI may set prices for the provision of Internet access services generally. We are permitted to use encryption to safeguard information transmitted over our network. However, if we use a higher level of encryption than that specified by the Government of India, our license requires us to deposit a set of keys with the Government of India. License fees were waived through

October 31, 2003, and a nominal license fee of Re.1 per annum is payable from November 1, 2003. Our obligations under the license are secured by a performance bank guarantee in the amount of Rs.10 million ($0.2 million) as of March 31, 2007.
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
     The Indian Department of Telecommunications, or DOT, also requires ISP licensees to pay an annual fee of 8% of the adjusted gross revenues generated under the ISP license for revenue generated through VoIP services. The Internet Service Provider Association of India, or ISPAI, had filed an appeal against this license with the Telecom Disputes Settlement and Arbitration Tribunal, or TDSAT. TDSAT directed GOI to consult with TRAI before finalizing the license conditions.
     We have incurred Rs.28.6 million for the period April 1, 2005 to December 31, 2005 towards the 8% annual fee on VPN revenue as per the provisional IP-VPN licence and Rs.12.7 million for the period January 1, 2006 to March 31, 2006 and Rs.38.3 million for the period from April 1, 2006 to November 21, 2006 towards the 6% annual fees on AGR as per the ILD/ NLD license requirement. Additionally ,Sify Communications has incurred Rs. 22.7 million for the period from November 22, 2006 to March 31, 2007 towards the 6% annual fees on AGR as per the ILD/ NLD license requirement.
          On November 10, 2005, the GOI issued guidelines for obtaining National Long Distance (“NLD”) and International Long Distance (“ILD”) licenses including the terms and conditions for the licenses. These guidelines eliminated the IP-VPN license, entitling the Company to a full refund of the Rs.100,000 entry fee, and permitting existing IP-VPN license holders to migrate to the NLD and ILD service licenses effective January 1, 2006. The Company discontinued amortization of the IP-VPN license effective November 10, 2005 and reversed the amortization of the license fee.
          As the NLD and ILD licenses were under the regime of Department of Telecommunications, the notification of the GOI dated 7 November 2005 was required to be complied with to receive NLD and ILD licenses. The primary condition set out in the notification among other conditions was that, the total composite foreign holding by the applicant should not exceed 74 per cent. Given that the foreign shareholding in Sify was higher than the aforesaid threshold limit, Sify Communications Limited (Sify Comm), a wholly-owned subsidiary of the Company decided to obtain the NLD and ILD licenses in its name and made necessary applications in this regard. To facilitate this, Sify divested its stake in Sify Comm to the extent of 26% of its holding in Sify Comm, or 4,680 shares, to M/s Infinity Satcom Universal (P) Ltd (Infinity Satcom), a related party, for a sale consideration of Rs.139,810 during the quarter ended December 31, 2005. M/s Infinity Satcom a company incorporated under the laws of India, is owned by Anand Raju, who is the brother of Raju Vegesna, Chairman of Sify’s Board of Directors and the principal of Infinity Capital Ventures, LP (“Infinity Capital”). Infinity Capital owns approximately 41.83 % of Sify’s outstanding equity shares.
          On November 21, 2006, Sify Comm executed two License Agreements with GOI, for NLD and ILD services respectively, which enabled Sify Comm to provide IP-VPN services. Accordingly, the Company has transferred its IP VPN business to Sify Comm effective November 22, 2006 and the latter commenced the said services on the same day. Sify Comm has also furnished bank guarantees for Rs.200,000 each for NLD and ILD licenses to GOI. These licenses are valid for an initial period of 20 years and can be renewed for another 10 years at one time, upon request of the licensee made during the 19th year of license.
          Pursuant to its arrangements with Sify Comm and GOI notification dated 7 November 2005, allowing adjustment of the one time entry fee of Rs. 100,000 paid by Sify towards the entry fee payable by Sify Comm, during the year ended December 31, 2006, the Company has adjusted Rs 75,000 towards the annual recurring fees and the balance Rs. 25,000 towards the entry fee payable by Sify Comm. Sify Comm paid the balance Rs. 25,000 towards entry fee for NLD and ILD Licenses.
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

     Based on the above, the company had completed four tranches of Sponsored ADR Program and converted 1,130,526, 2,750,000 and 657,121 shares aggregating to 4,537,647 shares into unrestricted shares and 11,182,600 shares into restricted shares, aggregating to 15,720,247 shares into ADS.
Subscription Agreement
     Infinity Capital Ventures, LP beneficially owned 41.83% of our equity shares as of March 31, 2007. This shareholder is a party to the Subscription Agreement with our company dated November 10, 2005. The Subscription Agreement provides for, among other things, the company shall appoint Mr Raju Vegesna as the Chairman of the Board of Directors, Infinity Capital shall also nominate another person in the Board of Sify Limited and so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital.
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
     Residence. For purposes of the Income-tax Act, an individual is considered to be a resident of India during any fiscal year if he or she is in India in that year for:
•	a period or periods amounting in all to 182 days or more; or

•	a period or periods amounting in all to 60 days or more and within the four years preceding that year has been in India for a period or periods amounting to 365 days or more.
     A company is said to be a resident in India in any previous year if it is an Indian company or the control and the management of its affairs is situated wholly in India during that year. A firm or other association of persons is resident in India except where the control and management of its affairs is situated wholly outside India. Individuals, companies, firms and other associations of persons that are not residents of India would be treated as non-residents for purposes of the Income-tax Act.
     Fringe Benefit Tax: The Finance Minister of India has introduced the income tax on fringe benefit(FBT)  in Finance Act 2005 which will be levied on employers. Under the FBT, employers will be required to pay a tax of 30% exclusive of applicable surcharge and cess on the taxable value of the fringe benefits or privileges that are provided or deemed to be provided to employees on a collective, rather than individual, basis.. The impact of FBT for the fiscal year ended March 31, 2007 was Rs 17.5 million.

     Taxation of Distributions. The Finance Act, 2003  has inserted with effect from  April 1, 2004, dividend income from domestic company will be exempt from tax in the hands of shareholders as the domestic companies will be liable to pay a dividend distribution tax at the rate of 15% plus a surcharge and additional surcharge at the time of the distribution. Any distributions of additional ADSs, equity shares or rights to subscribe for equity shares made to non-resident holders with respect to ADSs or equity shares will not be subject to Indian tax. Similarly, the acquisition by a non-resident holder of equity shares upon redemption of ADSs will not constitute a taxable event for Indian income tax purposes. Such acquisition will, however, give rise to a stamp duty as described below under “Stamp Duty and Transfer Tax.”
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
     Stamp Duty and Transfer Tax. Upon issuance of the equity shares underlying our ADSs, we are required to pay a stamp duty of 0.1% of the aggregate value of the shares issued, provided that the issue of dematerialized shares is not subject to Indian stamp duty. A transfer of ADSs is not subject to Indian stamp duty. However, upon the acquisition of equity shares from the depositary in exchange for ADSs, the non-resident holder will be liable for Indian stamp duty at the rate of 0.25% of the market value of the equity shares on the redemption date. Similarly upon a sale of shares in physical form, stamp duty at the rate of 0.25% of the market value of the equity shares on the trade date is payable, although customarily such duty is borne by the purchaser. Our equity shares, if and when issued and traded in dematerialized form, are not subject to Indian stamp duty.

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
     Service Tax. Brokerage or commissions paid to stockbrokers in connection with the sale or purchase of shares is subject to a service tax of 12.36%.
Income Tax Matters
     As of March 31, 2007, we had a business loss carry forward of approximately Rs.1151.5 million ($26.7 million) for financial reporting purposes. Under Indian law, loss carry forwards from a particular year may be used to offset taxable income over the next eight years.
     The statutory corporate income tax rate and the surcharge thereon are subject to change in line with the changes announced in the Union Budget each year. For fiscal year 2007, the corporate income tax rate was 30%, subject to a surcharge of 10% and education cess of 2%, resulting in an effective tax rate of 33.66%. For fiscal year 2008, the corporate income tax rate is 30%, subject to a surcharge of 10% and education cess of 3%, resulting in an effective tax rate of 33.99%. We cannot assure you that the current income tax rate will remain unchanged in the future. We also cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be levied by the Government of India. Until April 1, 2002, dividends declared, distributed or paid by an Indian corporation were subject to a dividend tax of 10.2%, including the applicable surcharge for fiscal 2002, of the total amount of the dividend declared, distributed or paid. This tax is not paid by shareholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation before distribution of a dividend. Effective April 1, 2002, Indian companies were no longer to be taxed on declared dividends. The Finance Act, 2003 proposed that after April 1, 2003, dividend income will be exempt from tax for shareholders and that domestic companies will be liable to pay a dividend distribution tax at the rate of 15% plus a surcharge and additional surcharge at the time of the distribution.
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
     We also face market risk relating to foreign exchange rate fluctuations, principally relating to the fluctuation of U.S. dollar to Indian rupee exchange rate. Our foreign exchange risk principally arises from accounts payable to overseas vendors. This risk is partially mitigated as we hold balances in foreign currency with overseas banks. Our foreign exchange gain/(loss) was Rs.2.6 million Rs.23.2 million and 8.33 million for fiscal years 2005, 2006 and 2007, respectively.
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

Item 15. Controls and procedures
Evaluation of disclosure controls and procedures
          Based on their evaluation as of March 31, 2007, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities Exchange Commission rules and forms and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosures. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and, in reaching a reasonable level of assurance, management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Also, we have investments in certain unconsolidated entities. As we do not control or manage these entities, our disclosure controls and procedures with respect to such entities are necessarily substantially more limited than those we maintain with respect to our consolidated subsidiaries.
Management’s annual report on internal control over financial reporting
          Our Management, led by the Chairman and Chief Executive Officer, Mr. Raju Vegesna and the Chief Financial Officer, Mr. Pijush Kanti Das, has the responsibility for establishing and maintaining adequate internal controls and procedures for financial reporting as defined in rules 13(a)-15(f) and 15(d)-15(f) under the Securities Exchange Act of 1934.
          Management is responsible for establishing and maintaining adequate internal control over financial reporting of the company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.
          The company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
          Management adopted the integrated internal control framework criteria described in the “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). to evaluate the effectiveness of the company’s internal control over financial reporting as of March 31, 2007.
          Based on our evaluation of internal controls over financial reporting under the COSO framework, management has concluded that controls were effective as of March 31, 2007.
          Pursuant to the rules of the US Securities Exchange Commission, our Independent Registered Public Accounting Firm is not required to attest to the effectiveness of the company’s internal control over financial reporting for the year ended March 31, 2007. Accordingly, no such attestation report is included in this annual report.

Changes in internal control over financial reporting
     During the period covered by this Annual Report, there were no material changes in our internal control over financial reporting. However, we have incorporated some process changes to strengthen the controls that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
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

Type of Service	Fiscal year ended
	march 31, 2006	march 31, 2007
(a) Audit Fees	Rs.7.8 million	Rs.6.2 million
(b) Audit Related Fees	Nil	Nil
(c) Tax Fees	Nil	Nil
(d) All Other Fees	Nil	Nil
     Fees include out of pocket expenses and applicable taxes.
     Our Audit Committee requires pre-approval of all audit and permissible non-audit services to be performed for the company by its independent auditors, subject to the de-minimis exception for non-audit services described in Section 10A(i)(1)(B) of the Securities Exchange act of 1934.
Item 16D. Exemptions from the Listing Standards for Audit Committees
     Not applicable.
Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers
     None.
PART III
Item 17. Financial Statements
     Not applicable.
Item 18. Financial Statements

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Sify Limited
We have audited the accompanying consolidated balance sheets of Sify Limited and subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows, for each of the years in the three-year period ended March 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sify Limited and subsidiaries as of March 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2007, in conformity with U.S. generally accepted accounting principles.
KPMG
Chennai, India
October 12, 2007

SIFY LIMITED and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and as otherwise stated)

	As at March 31,		As at March 31,
	2006		2007		2007
					Convenience
					translation
					into US$
					Unaudited
					(Note 2)
	Rs.		Rs.		$
ASSETS
Current assets:
Cash and cash equivalents	Rs.	2,822,501	Rs.	3,070,157	$71,233

Accounts receivable		838,433		1,188,406	27,573

Due from employees		23,818		7,726	179

Inventories		30,462		28,686	666

Prepaid expenses		91,158		118,207	2,743

Net investment in leases		10,776		16,560	384

Other current assets		165,767		289,673	6,721

Total current assets		3,982,915		4,719,415	109,499

Cash restricted		1,000		1,000	23

Deferred income taxes		—		66,104	1,534

Net investment in leases		10,842		12,032	279

Property, plant and equipment-net		1,423,246		1,644,564	38,157

Goodwill and other intangible assets		62,436		192,390	4,464

Investments in affiliated companies		233,060		302,956	7,029

Other assets		238,272		224,491	5,209

Total assets	Rs.	5,951,771	Rs.	7,162,952	$166,194

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:

Borrowings from banks		—		800,000	18,561

Current installments of capital lease obligations		2,759		2,476	57

Trade accounts payable		440,841		316,935	7,353

Accrued liabilities		556,972		737,284	17,107

Deferred revenue		444,333		450,030	10,443

SIFY LIMITED and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and as otherwise stated)

	As at March 31,		As at March 31,
	2006		2007		2007
					Convenience
					translation
					into US$
					Unaudited
					(Note 2)
	Rs.		Rs.		$
Due to employees		1,300		—	—

Advances from customers		112,512		89,908	2,086

Other current liabilities		74,174		89,855	2,085

Total current liabilities		1,632,891		2,486,488	57,692

Capital lease obligations, excluding current installments		2,546		3,671	85

Other liabilities		261,825		121,938	2,829

Total liabilities		1,897,262		2,612,097	60,606

Minority interest		—		169,765	3,939

Stockholders’ equity

Common stock, Rs 10 par value; 50,000,000 equity shares authorized (as of March 31, 2006 : 50,000,000); Issued and outstanding: 42,800,265 shares as of March 31,2007 and 42,389,514 shares as of March 31, 2006		423,895		428,003	9,930

Additional paid-in capital		16,238,413		16,325,960	378,793

Deferred compensation - employee stock option plan		(41,925)		—	—

Accumulated deficit		(12,565,874)		(12,378,114)	(287,195)

Accumulated other comprehensive income		—		5,241	121

Total stockholders’ equity		4,054,509		4,381,090	101,649

Total liabilities and stockholders’ equity	Rs.	5,951,771	Rs.	7,162,952	$166,194

See accompanying notes to consolidated financial statements

SIFY LIMITED and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share data and as otherwise stated)

	Year ended March 31,
	2005		2006		2007		2007
							Convenience
							translation into
							US$
							Unaudited
							(Note 2)
	Rs.		Rs.		Rs.		$
Revenue
Products	Rs.	402,391	Rs.	343,712	Rs.	536,165	$12,440
Services		3,151,846		4,262,697		4,911,182	113,949

	Rs.	3,554,237	Rs.	4,606,409	Rs.	5,447,347	$126,389

Revenue from related parties
Products		8,532		43,879		—
Services		50,688		31,519		—	—

		59,220		75,398		—	—
Total Revenue		3,613,457		4,681,807		5,447,347	126,389
Cost of revenue
Products		357,753		324,411		461,284	10,703
Services		1,666,189		2,210,312		2,446,972	56,774

		2,023,942		2,534,723		2,908,256	67,477
Selling, general and administrative expenses		1,418,757		1,852,296		1,921,771	44,589
Provision for doubtful receivables and advances		57,579		90,670		153,638	3,564
Depreciation		472,400		395,018		410,321	9,520
Amortisation of intangible assets		84,387		68,759		50,486	1,171
Employee stock compensation expense		10,639		12,749		60,933	1,414
Foreign exchange (gain) / loss, net		(2,595)		(23,221)		(8,332)	(193)
Total operating expenses		4,065,109		4,930,994		5,497,073	127,542

Operating loss		(451,652)		(249,187)		(49,726)	(1,153)
Other income, net		77,614		59,239		128,642	2,985

Equity in net profit of affiliate		50,752		40,703		70,221	1,629
Gain on sale of investments		15,710		—		226	5

Net Profit / (Loss) before income taxes and minority interest		(307,576)		(149,245)		149,363	3,466
Income tax benefit		—		—		68,928	1,599

Net Profit / (Loss) before minority interest		(307,576)		(149,245)		218,291	5,065
Minority interest		—		—		(30,531)	(708)

Net Profit / (loss)	Rs.	(307,576)	Rs.	(149,245)	Rs.	187,760	$4,357

Net Profit/(loss) per share (basic)		(8.75)		(4.05)		4.40	0.10
Net Profit/(loss) per share ( diluted)		(8.75)		(4.05)		4.39	0.10
Weighted average number of equity shares used in computing earnings per equity share
Basic		35,156,120		36,811,476		42,704,619	42,704,619
Diluted		35,156,120		36,811,476		42,792,514	42,792,514
See accompanying notes to consolidated financial statements

SIFY LIMITED and Subsidiaries
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share data and as stated otherwise)

					Accumulated	Deferred
					Other	Compensation -		Total
	Common Stock		Additional	Comprehensive	Comprehensive	Employee Stock	Accumulated	Stockhold
	Shares	Par Value	Paid In Capital	Income	Income	Option Plan	Deficit	ers' Equity
	Nos.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.

Balance as of March 31, 2004	34,900,993	349,010	14,490,037	—	—	(14,326)	(12,109,053)	2,715,668
Issue of common stock	479,285	4,793	73,968					78,761
Compensation related to stock option grants			2,287			(2,287)		—
Amortization of compensation related to stock option grants			(2,558)			13,197		10,639
SAB 51 gain			1,097					1,097
Comprehensive income
Net loss				(307,576)			(307,576)	(307,576)

Comprehensive income				(307,576)

Balance as of March 31, 2005	35,380,278	353,803	14,564,831		—	(3,416)	(12,416,629)	2,498,589
Issue of common stock	7,009,236	70,092	1,622,324					1,692,416
Compensation related to stock option grants			55,143			(55,143)		—
Amortization of compensation related to stock option grants			(3,885)			16,634		12,749
Comprehensive income
Net loss				(149,245)			(149,245)	(149,245)

Comprehensive income				(149,245)

Balance as of March 31, 2006	42,389,514	423,895	16,238,413		—	(41,925)	(12,565,874)	4,054,509
Issue of common stock	410,751	4,108	68,539					72,647
Compensation related to stock option grants			60,933					60,933
Reversal of unamortized compensation cost pursuant to adoption of SFAS 123R			(41,925)			41,925		—
Comprehensive income
Net Profit / (Loss)				187,760			187,760	187,760

Other comprehensive income / (loss) of affiliate
Translation adjustments				(316)	316			(316)

Comprehensive income				187,444

Adjustment pursuant to adoption of SFAS 158, net of tax					5,566			5,566
Other comprehensive income / (loss) of affiliate

Adjustment pursuant to adoption of SFAS 158, net of tax					(9)			(9)
Balance as of March 31, 2007	42,800,265	428,003	16,325,960		5,241	—	(12,378,114)	4,381,090

Balance as of March 31, 2007 (Convenience translation into US$- Unaudited — Note 2)		9,930	378,793		121	—	(287,195)	101,649

See accompanying notes to consolidated financial statements

SIFY LIMITED and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share data and as otherwise stated)

	Year ended March 31,
	2005		2006		2007		2007
							Convenience
							translation
							into US$
							Unaudited
							(Note 2)
	Rs.		Rs.		Rs.		$
Net profit / (loss)	Rs.	(307,576)	Rs.	(149,245)		187,760	$4,357
Adjustments to reconcile net loss to net cash provided by / (used in) operating activities:
Income taxes		—		—		(68,928)	(1,599)
Depreciation		472,400		395,018		410,321	9,520
Amortization of intangible assets		84,387		68,759		50,486	1,171
Deferred stock compensation		10,639		12,749		60,933	1,413
Equity in profit of affiliate		(50,752)		(40,703)		(70,221)	(1,629)

Gain on sale of investment		(15,710)		—		(226)	55

(Gain) / Loss on sale of property, plant and equipment		2,757		1,662		(487)	(11)

Provision for doubtful receivables and advances		57,579		90,670		153,638	3,564

Minority interest		—		—		30,531	708

Unrealized (gain) / loss on account of exchange differences		(1,479)		(21,267)		7,629	(177)

Gain on disposal of subsidiary		—		(1,595)		(226)	(5)
Changes in assets and liabilities:

Accounts receivable		(178,885)		(279,853)		(503,009)	(11,671)

Due from employees		4,250		(23,952)		16,340	379

Dues from related parties		(20,494)		—		—	—

Inventories		(8,435)		(1,268)		1,776	41

Prepaid expenses		19,795		(3,996)		(27,049)	(628)

Other assets		(26,246)		(69,335)		(110,373)	(2,561)

Trade accounts payable and accrued liabilities		310,643		177,185		29,114	675

Deferred revenue		67,291		35,089		5,697	132

Advances from customers		(14,241)		43,070		(23,904)	(555)

Other liabilities		74,194		(12,606)		28,717	661

Net cash provided/(used) by operating activities	Rs.	480,117	Rs.	220,382	Rs.	178,519	$4,142

SIFY LIMITED and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share data and as otherwise stated)

	Year ended March 31,
	2005		2006		2007		2007
							Convenience
							translation
							into US$
							Unaudited
							(Note 2)
	Rs.		Rs.		Rs.		$
Cash flows from investing activities:

Expenditure on property, plant and equipment		(533,197)		(592,270)		(628,614)	(14,585)

Proceeds from sale of property, plant and equipment		15,200		4,922		4,893	114

Expenditure on intangible assets		(100,000)		(17,655)		(64,222)	(1,490)

Business acquisition (net of cash)		—		—		(93,775)	(2,176)

Net investment in leases		(29,165)		7,547		(6,974)	(162)

Net movement in cash – restricted		79,493		31,240		—	—

Proceeds from sale of investments		15,000		139,810		—	—

Net cash used in investing activities	Rs.	(552,669)	Rs.	(426,406)	Rs.	(788,692)	$(18,299)

Cash flows from financing activities:

Borrowings from Banks		—		—		800,000	18,561

Principal payments under capital lease obligations		(9,579)		(8,361)		(6,587)	(153)

Net proceeds from issuance of common stock		78,761		1,692,416		72,647	1,686

Net cash provided by financing activities	Rs.	69,182	Rs.	1,684,055	Rs.	866,060	$20,094

Effect of exchange rate changes on cash and cash equivalents		1,479		20,558		(8,231)	(191)

Net increase / (decrease) in cash and cash equivalents		(1,891)		1,498,589		247,656	5,746

Cash and cash equivalents at the beginning of the period		1,325,803		1,323,912		2,822,501	65,487

Cash and cash equivalents at the end of the period	Rs.	1,323,912	Rs.	2,822,501	Rs.	3,070,157	$71,233

Supplementary Information
Cash paid towards interest		832		11,090		5,618	130

Cash paid / (refund received) towards income taxes		12,698		(11,643)		—	—
Additions to property, plant and equipment represented by capital lease obligations		7,272		3,637		8,570	199

Reversal of minority interest pursuant to disposal of subsidiary		—		1,595		—	—
See accompanying notes to consolidated financial statements

SIFY LIMITED and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data and as stated otherwise)
1.	Description of business

Sify Limited (Sify) together with its subsidiaries (India World Communications Limited, Sify Communications Limited, Sify Networks Private Limited and Sify International Inc.) (collectively referred to as the ‘Company’) and its affiliates is engaged in providing various services, such as Corporate Network and Data Services, Internet Access Services, Online Portal and Content Offerings and selling products related to such services.

2.	Summary of significant accounting policies

Basis of preparation of financials statements

The accompanying financial statements have been prepared in accordance with U.S. GAAP in Indian Rupees (Rs.), the national currency of India. Solely for the convenience of the reader, the financial statements as of and for the year ended March 31, 2007 have been translated into United States dollars at the noon buying rate in New York City on March 31, 2007 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of U.S. $1 = Rs. 43.10. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or at any other rate on March 31, 2007 or at any other date.

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

Business combinations

Business combinations have been accounted using the purchase method under the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No.141, Business Combinations. Cash and amounts of consideration that are determinable at the date of acquisition are included in determining the cost of the acquired business.

Principles of consolidation

The consolidated financial statements of Sify include financial statements of its majority-owned subsidiaries, which are more than 50% owned and where Sify is able to exercise control over the operating and financial policies of the investees. All material inter-company accounts and transactions are eliminated on consolidation.

Investments in affiliates

The Company accounts for investments between 20% and 50% or where it would be otherwise able to exercise significant influence over the operating and financial policies of the investees, under the equity method. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), the excess of cost of the stock of those affiliates over the Company’s share of their net assets at the acquisition date is recognized as goodwill, which is tested for impairment periodically and diminution in value, if any, is provided for through a charge in the statement of operations. In accordance with Accounting Principles Board (APB) Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, the Company recognizes a loss when there is a loss in value in the equity method investment, which represents other than a temporary decline.

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
These segments recognize revenues on the following basis:
Corporate network/data services
Corporate network service revenues primarily include connectivity services and, to a lesser extent, the revenues from the sale of hardware and software purchased from third party vendors, installation of the link, and other ancillary services such as e-mail and domain registration. Generally, these elements are sold as a package consisting of all or some of the elements. These multiple element arrangements are recognized as separable elements because each element constitutes a separate earnings process, each element has a fair value that is reliable, verifiable and objectively determinable, and the undelivered element is not essential to functionality of the delivered elements. In this arrangement involving delivery of multiple elements, in accordance with EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables ,the units of accounting are determined based on whether the delivered items have a value to the customer on a stand alone basis, whether there is objective and reliable evidence of fair value of the undelivered elements and if the arrangement includes a general right of return relative to the delivered item, whether delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Company. The arrangement consideration is allocated to the units of accounting based on their fair values. Revenue on delivered items is recognized when the revenue recognition criteria applicable to that unit of accounting are met.
The Company provides connectivity for a fixed period of time at a fixed rate regardless of usage. Connectivity is the last element that is provided in the case of a bundled contract. The connectivity charges are the same when sold alone or as part of a package. The revenue attributable to connectivity services is recognized ratably over the period of the contract. The hardware and software are standard products that are being freely traded in and purchased from the market, have standard specifications and are not otherwise customized for the specific needs of a customer. The software sold by the Company is off-the-shelf software, such as antivirus utilities and firewalls. The fair value for the hardware and software is available from the market. The revenue attributable to hardware/software is recognized on delivery. Installation consists of commissioning of the last mile connectivity to the customer premises either through the Company’s wireless mode of broadband delivery or through the carrier exchange (primarily Bharat Sanchar Nigam Limited, or BSNL, a Government of India entity). However, once commissioned this last mile connectivity can be used by the customer to access any other service provider. The installation normally takes 4-6 weeks. When the customer has such last mile connectivity, the Company does not charge any installation fee. The revenue attributable to the installation of the link is recognized on completion of the installation work. Revenue from ancillary services such as e-mail and domain registration are recognized over the period such facilities are provided. All revenues are shown exclusive of sales tax and service tax and net of applicable discounts and allowances.
Web hosting service revenues primarily include co-location services and connectivity services. On occasions, the Company also sells related hardware/software to its web hosting customers. At all times, such hardware and software belongs to the customer. This hardware and software is purchased from outside vendors and is freely traded in the market. The Company treats each element of the arrangement as a separate earnings process. The value of the hosting service is determined based on vendor specific objective evidence from similar services sold separately by the Company. When hardware and/or software is also included with hosting services and sold as a package the vendor specific objective evidence of the undelivered element is considered to arrive at the residual value of the delivered element. Revenue from hosting services is recognized over the period during which the service is provided.
The Company remotely manages the Information Technology infrastructure of global enterprises from India. The contracts are on time and material basis and revenues are recognized accordingly.
Internet access services
Internet access services include Internet access at homes and businesses through dial-up or cable operator and internet access through a network of cybercafés. It also includes revenues from Voice over Internet Protocol (‘VoIP’) or Internet telephony.
Dial-up Internet access is sold to customers either for a specified number of hours or for an unlimited usage within a specified period of time. Customers purchase “user accounts” or “top-ups” that enable them to access the Internet for a specified quantum of usage or for a specified period of time all within a contracted period. The amounts received from customers on the sale of these user accounts or top-ups are not refundable. The revenue from sale of user accounts or top-ups is recognized based on usage (where access is for a specified quantum of usage) and based on time (where access is for a specified period of time) by the customer. Any unused hours at the end of the contracted period are recognized as revenue.

VoIP services are mainly provided through Internet Telephony Booths at iway cybercafés and to a smaller extent through Cable TV operators, or CTOs, and through multi-dwelling units, or MDUs. The user purchases the packs that enable them to use the Internet telephone facility through CTO and MDUs. Revenue is recognized on the basis of usage by the customer. The customer uses Internet telephony facilities at the iway cybercafés and makes the payment to the extent of usage of the facility. Revenue is recognized on the basis of usage.
Internet access at homes and businesses through cable networks is provided through a franchised network of cable operators in India. Customers buy “user accounts” for a specified usage or volume of data transfer or for a specified period of time all within a contracted period. Revenues are recognized on actual usage by customer (where access is for a specified quantum of usage) and based on time (where access is for a specified period of time). Any unused hours at the end of the contracted period are recognized as revenue.
In the case of franchised cybercafé operators, the Company enters into an agreement with the franchisee that establishes the rights and obligations of each party and grants each franchisee a non-exclusive license to operate the cybercafés using the Company’s logo, brand and trade names. The cybercafés are owned and operated by the franchisees. The franchisee procures the retail space, invests in furniture, interior decor, PCs, and point of sale signage and employs and trains the franchisee staff. The franchisee is responsible for the maintenance of the premises and interface with customers. The Company provides the complete backend support, including bandwidth, the authentication/usage engine and the billing and collection system.
In the case of franchised cable network operators and franchised cybercafé operators, the Company enters into a standard arrangement with franchisees that provides for the payment of an initial non-refundable franchisee fee in consideration for establishing the franchisee relationship and providing certain initial services. The fee covers the following upfront services rendered by the Company:
o	conducting a market survey and deciding on the best location for the cybercafé or cable head end;

o	installing the broadband receiver equipment on the roof top of the cybercafé or the cable head end and connecting it to one of Sify’s broadcasting towers;

o	obtaining the regulatory approvals for clearance of the site for wireless transmission at the allotted frequency range;

o	installing the wiring from the receiver unit to the individual PCs in the cybercafé or the transmitting equipment in the cable head end;

o	assisting in obtaining facilities, including computers and interiors for the cybercafés; and

o	providing the operations manual with instructions and guidelines for running the cybercafé or distributing Internet access through cable network.
The initial franchisee fee revenue is recognized at the time of commencement of operations by the franchisee, in accordance with SFAS 45, Accounting for Franchisee Fee Revenue. Internet access revenue and Internet telephony revenues are recognized based on usage by the customer.
Online portal services
The Company enters into contracts with customers to serve advertisements in its portal and the Company is paid on the basis of impressions, click-throughs or leads and in each case the revenue is recognized based on actual impressions/click-throughs/leads delivered.
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
Other services
The Company provides e-learning software development services to facilitate web-based learning in various organizations. These customized services vary in size from customer to customer and relate to computer based and web based training in accordance with the customer specification. These services include information presentation, structured content delivery, content digitization and simulation based training. These services are generally provided on a fixed price basis. The company believes that the deliverables provided by the Company to its customers in connection with e-learning software development services are of the same nature as the services provided in an arrangement to deliver software that entails significant production, modification or customization of software. The Company’s fixed price contracts to provide these services are also similar to “contracts for services performed by architects, engineers or architectural engineering design forms” as stated in paragraph 13 of SOP 81-1, Accounting for Performance of Construction –Type and Certain Production-Type Contracts. Accordingly, the Company recognizes revenue based on the percentage of completion method from fixed price contracts relating to e-learning software development services.
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
Property, plant and equipment
Property, plant and equipment are stated at cost. Plant and equipment under capital leases are stated at the present value of minimum lease payments. In respect of imported capital goods, duty credits receivable from the Government of India (“GOI”) under the “Served From India Scheme” can be utilized to decrease the Customs duty payable upon import of Capital goods acquired for own use. Such credits are not eligible for refund, transfer or sale to third parties. Accordingly, the fixed assets when imported are capitalized net of such duty credits. The Company computes depreciation for all plant and equipment using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. Routine repairs and maintenance costs are expensed as incurred. The estimated useful lives of assets are as follows:

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
Goodwill and intangible assets
Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS Statement No.144, Accounting for Impairment or Disposal of Long-Lived Assets.
In accordance with SFAS No.142, Goodwill and Other Intangible Assets, all assets and liabilities of the acquired business including goodwill are assigned to the reporting units. The Company does not amortize goodwill but instead tests goodwill for impairment at least annually, using a two step impairment process. The fair value of the reporting unit is first compared to its carrying value. The fair value of reporting units is determined using the income approach based on measurement techniques such as discounted cash flow analyses. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the implied fair value of the reporting unit’s goodwill is compared with the carrying value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then an impairment loss equal to the difference is recorded.
Foreign currency translations
The functional and reporting currency of the Company is the Indian Rupee, except that of the United States subsidiary and branch whose functional currency is the U.S. Dollar. The translation of the U.S. Dollar into Indian Rupee is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue and expense accounts using monthly average exchange rates for the respective periods. The gains or losses resulting from such translation are reported in other comprehensive income, a separate component of shareholders’ equity.
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

Forward Contracts
The Company enters into forward foreign exchange contracts and options where the counterparty is generally a bank. The Company purchases forward foreign exchange contracts and options to mitigate the risk of changes in foreign exchange rates on accounts receivable and deposits. Although the Company believes these contracts are effective as hedges from an economic perspective, they do not qualify for hedge accounting under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended. Any derivative that is either not designated as a hedge, or is so designated but is ineffective as per SFAS No. 133, is marked to market and recognized in the statement of operations immediately.
Earnings per share
In accordance with SFAS No. 128, Earnings per Share, basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Diluted income / (loss) is computed by considering the impact of the potential issuance of ordinary shares on the weighted average number of shares outstanding. As the Company was in a loss position for the years ended March 31, 2005 and March 31, 2006, the potential ordinary shares were excluded from the calculation of diluted income/loss per share as the shares would have had an antidiluive effect. The Company’s outstanding shares include shares held with a depositary to represent equity shares underlying the Company’s ADSs.
As the company was in a loss position for the years ended March 31, 2005 and 2006, 88,695 and 76, 878 potential ordinary shares pertaining to employee stock options were excluded from the calculation of diluted earnings per share.  For the year ended March 31, 2007, 164,091 potential ordinary shares pertaining to employee stock options were excluded from the calculation of diluted earnings per share as the exercise price of such options exceeded the average market price of the common stock during the period
Income taxes
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
Current services costs for the defined benefit Gratuity plan are accrued in the period to which they relate, based on actuarial valuation performed by an independent actuary in accordance with SFAS No. 87, “Employers’ Accounting for Pensions”, SFAS No. 132R “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, both as amended by SFAS No. 158 “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans”, which the Company adopted as of March 31, 2007. SFAS No. 158 requires the net funded position of the plans to be recognized as an asset or liability in the employers’ balance sheet. The adoption of SFAS No. 158 had no impact on the Company’s consolidated statements of operations and was not material to the Company’s consolidated balance sheets or consolidated statements of stockholder’s equity and comprehensive Income.

Stock Based Compensation
Prior to March 31, 2006, the Company applied the intrinsic value based method of accounting prescribed by the Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations including FASB Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25”, issued in March 2000 to account for fixed Stock Option Plans. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price.
SFAS 123, “Accounting for Stock Based Compensation”, established accounting and disclosure requirements using a fair value based method of accounting for Stock based employee compensation plans. As allowed by SFAS 123, the Company elected to continue to apply the intrinsic value based method of accounting described above, and adopted the disclosure requirements of SFAS 148, “Accounting for Stock based Compensation – Transition and Disclosure”, and amendment of FASB Statement 123. All Stock options issued to date have been accounted as fixed stock option plan.
The following table illustrates the effect on net income and earnings per share if the Company has applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock Based Compensation”, to account for stock based employee compensation.

	Year ended March 31,		Year ended March 31,
	2005		2006

Net loss – as reported	Rs.	(307,576)	Rs.	(149,245)

Add: Stock based compensation expense included in reported net loss		10,639		12,749

Less: Stock based compensation expense determined under fair value method		55,025		66,538

Pro forma net loss	Rs.	(351,962)	Rs.	(203,034)

Loss per share:

Basic and diluted – as reported	Rs.	(8.75)	Rs.	(4.05)

Basic and diluted – proforma	Rs.	(10.01)	Rs.	(5.52)
On April 01, 2006, the Company adopted FASB Statement No.123 (revised 2004), Share-Based Payments using the modified prospective approach. The Company recorded amortization of stock compensation expense of Rs.60,933 for the year ended March 31, 2007.
During the year ended March 31, 2007, the Company issued 547,600 options under Associate Stock Option Plan 2005 which have been accounted under SFAS 123R. The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

Year ended March 31,

	2005	2006	2007

Dividend Yield	—	—	—

Assumed volatility	103.4% to 116.6%	58.13% to 116%	57.2% to 95.4%

Risk-free interest rate	4.5% to 7.50%	4.5% to 7.5%	4.5% to 4.75%

Expected Term	12-36 month	12 – 40 months	18 – 40 months
Impairment of long-lived assets and long-lived assets to be disposed off
In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property, plant, and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Asset to be disposed off would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.
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
Recent Accounting Pronouncements
FIN 48
In July 2006, the FASB issued Interpretation (“FIN”) 48, Uncertainty in Income Taxes. FIN 48 applies to all tax positions within the scope of Statement 109 and clarifies when and how to recognize tax benefits in the financial statements with a two-step approach of recognition and measurement. FIN 48 is effective for fiscal years beginning after December 15, 2006. FIN 48 also requires the enterprise to make explicit disclosures about uncertainties in their income tax positions, including a detailed roll forward of tax benefits taken that do not qualify for financial statement recognition. The company is currently evaluating the impact of this pronouncement and will adopt FIN 48 from fiscal year beginning April 1, 2007.
Reclassifications
Certain prior-years’ amounts as mentioned below have been reclassified to conform to the current year’s presentation.
a)	Withholding taxes amounting to Rs. 46,929 has been regrouped from ‘Other current assets’ to ‘Other Assets’ in the balance sheet as of March 31, 2006.

b)	Deposits received from franchisees amounting to Rs. 27,292 has been regrouped from ‘Other current liabilities’ to ‘Other liabilities’ in the balance sheet as of March 31, 2006.

c)	Gain on sale of investments amounting to Rs. 15,710 has been regrouped from ‘Other income, net’ to ‘Gain on sale of investments’ in the statement of consolidated operations for the year ended March 31, 2005.

3.	Acquisition of Globe Travel Business

During the year ended March 31, 2007, the Company acquired Globe Travels which operates an online travel agency. The management believes this acquisition marks Sify’s entry into the fast growing online travel business, particularly e-ticketing, the category with highest revenues and fastest growth in online e-commerce today. The management also believes that the addition of a travel portal is in line with the Company’s strategy of providing end-to-end services to Sify users. The results of Globe Travels operations have been consolidated in the financial statements effective May 10, 2006, the date of acquisition. The purchase price in respect of the business acquisition comprises the following:

Cash price	Rs.	112,220 (USD 2,500)
Stock options (No. of options)		140,000
Earn out payments	USD 500
The Cash price of USD 2,500 includes an amount of USD 500 as holdback amount payable upon the Airlines Reporting Corporation (“ARC”) approval of the Company’s application for change of ownership of the travel portal. The Company has been advised by its legal counsel that the receipt of ARC approval is only a procedural formality and hence the resolution of the contingency is beyond reasonable doubt. Accordingly, the said holdback amount has been included and accounted as purchase consideration. Subsequent to the balance sheet date, the ARC approval was received in August 2007.

The Stock Options have been treated as compensation cost in accordance with the provisions of EITF 95-8 Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination. Further, as the Earn Out Payment is contingent upon continuing employment and achievement of specified earning levels the same will be treated as compensation cost in accordance with the provisions of EITF 95-8. As the cost of Stock Options and Contingency Earn out payments is treated as compensation cost, the cost of acquisition comprises of only cash price of Rs.112,220 and other incidental direct acquisition cost of Rs.3,999.

The purchase Price has been allocated to the estimated fair value of the assets, properties including rights at the date of purchase of business. The following table summarizes the preliminary allocation of estimated fair value of the assets, properties including rights at the date of purchase of the business. The allocation of the purchase price is subject to obtaining third party valuation of certain intangibles.

Property and Equipment	Rs.	1,246
Intangible Assets		88,052
Goodwill		26,921
Total		116,219
The acquired intangible assets, in the opinion of the management, have a weighted average useful life of five years. The intangible assets are as follows:

Customer and Contract related intangibles	Rs.	85,797
Software		2,255
The proforma information as required under SFAS 141 — Business Combination has not been disclosed, since the business combination did not have any material impact on the consolidated statements of operations and consolidated balance sheets.
4.	IP / VPN License

In December 2004, as per the Government of India (“GOI”) guidelines regarding Virtual Private Network (“IP-VPN”) services by Internet Service Providers (“ISPs”), the Company paid Rs.100,000 as an entry fee for a 15 year license and submitted a financial bank guarantee of Rs.10,000. In addition, the ISP licensees were required to pay an annual fee at a prescribed rate of the adjusted gross revenues generated under the ISP license for IP-VPN services.

On November 10, 2005, the GOI issued guidelines for obtaining National Long Distance (“NLD”) and International Long Distance (“ILD”) licenses including the terms and conditions for the licenses. These guidelines eliminated the IP-VPN license, entitling the Company to a full refund of the Rs.100,000 entry fee, and permitting existing IP-VPN license holders to migrate to the NLD and ILD service licenses effective January 1, 2006. The Company discontinued amortization of the IP-VPN license effective November 10, 2005 and reversed the amortization of the license fee.

As the NLD / ILD licenses were under the regime of Department of Telecommunications, the notification of the GOI dated 7 November 2005 was required to be complied with to receive NLD / ILD licenses. The primary condition set out in the notification among other conditions was that, the total composite foreign holding by the applicant should not exceed 74 per cent. Given that the foreign shareholding in Sify was higher than the aforesaid threshold limit, Sify Communications Limited (Sify Comm), a wholly-owned subsidiary of the Company proposed to obtain the NLD/ILD licenses in its name and made necessary applications in this regard. To facilitate this, Sify divested its stake in Sify Comm to the extent of 26% (refer to note 5 below) and the Company decided to transfer the IP-VPN business to Sify Comm effective from the date the NLD/ILD licenses are received.

On November 21, 2006, Sify Comm executed two License Agreements with GOI, for NLD / ILD licenses respectively, (Rs.25,000 paid for each license) which enabled Sify Comm to provide IP-VPN services. Accordingly, the Company has transferred its IP VPN business to Sify Comm effective November 22, 2006 and the latter commenced the said services on the same day. Sify Comm has also furnished bank guarantees for Rs.200,000 each for NLD and ILD licenses to GOI. These licenses are valid for an initial period of 20 years and can be renewed for another 10 years at one time, upon request of the licensee made during the 19th year of license.

5.	Sale of 26% holding in Sify Communications Limited

The new guidelines issued by the GOI for NLD / ILD licenses limit foreign direct investment (“FDI”) for the telecommunication sector to 74% of the equity shares outstanding. As the foreign shareholding in Sify was more than the threshold limit, Sify would not be eligible for the NLD / ILD licenses. Accordingly, the Company determined to provide the IP-VPN services through Sify Comm, a subsidiary of Sify.

On December 19, 2005 Sify contributed Rs.700,000 as additional equity in Sify Comm to make the net worth of Sify Comm positive. Pursuant to the agreement entered with Infinity Satcom, Sify divested 26% of its holding in Sify Comm, or 4,680 shares, to M/s Infinity Satcom Universal (P) Ltd (Infinity Satcom), a related party, for a sale consideration of Rs.139,810 during the quarter ended December 31, 2005. M/s Infinity Satcom a company incorporated under the laws of India, is owned by Anand Raju, who is the brother of Raju Vegesna, Chairman of Sify’s Board of Directors and the principal of Infinity Capital Ventures, LP (“Infinity Capital”). Infinity Capital owns approximately 41.83 % of Sify’s outstanding equity shares.

Pending receipt of the ILD / NLD licenses by Sify Comm, based on legal advice, Sify continued to carry on IP VPN business and accordingly, the amount received as against the sale proceeds, was included under other liabilities and the corresponding gain on divestment of 26% was also not recognized at that stage.

As indicated in note 4 above, the ILD / NLD licenses were granted by GOI on November 21, 2006. Accordingly, during the year ended 31 March 2007, the Company has recognized a gain of Rs. 226 on the divestment of 26% holding in Sify Comm.

6.	Cash and cash equivalents

Cash and cash equivalents as on March 31, 2007 amounted to Rs. 3,070,157 (Rs. 2,822,501 as on March 31, 2006). This excludes cash-restricted included in non-current assets of Rs.1,000 (Rs. 1,000 as on March 31, 2006), representing deposits held under lien against bank guarantees given by the Company towards future performance obligations.

Cash Restricted — Non current

	Years ended March 31,
	2006	2007
Against future performance obligation	Rs.1,000	Rs. 1,000

	Rs.1,000	Rs.1,000

The fair values of cash and cash equivalents approximate their carrying values.

7.	Accounts receivable

Accounts receivable as of March 31, 2006 and 2007 are stated net of allowance for doubtful receivables. The Company maintains an allowance for doubtful receivables based on its age and collectability. Accounts receivable are not collateralised except to the extent of refundable deposits received from cybercafe’s franchisees and from cable television operators.

Accounts receivables consist of:

	Years ended March 31,
	2006	2007
	Rs.	Rs.
Due from customers	1,038,480	1,290,030
Less: Allowance for doubtful debts	200,047	101,624

Balance at the end of the year	838,433	1,188,406

The activity in the allowance for doubtful accounts receivable is given below:

	Years ended March 31,
	2005	2006	2007
	Rs.	Rs.	Rs.

Balance at the beginning of the year	52,533	109,377	200,047
Add : Additional provision	57,579	90,670	153,638
Less : Bad debts written off	735	—	252,061

Balance at the end of the year	109,377	200,047	101,624

8.	Inventories

Inventories consist of:

	As at March 31,
	2006	2007
	Rs.	Rs.

Communication hardware	18,454	21,565
Application software	2,041	876
Others	9,967	6,245

	30,462	28,686

9.	Sales-Type Leases

The Company’s leasing arrangement consist of leasing various types of routers, modems and other equipment for establishing virtual private networks and providing bandwidth to its customers in its corporate connectivity business. The leases are classified as sales-type leases and expire after a period of three years. The following lists the components of the net investment in sales-type leases :

	As at March 31,
	2006	2007
	Rs.	Rs.

Minimum lease payments receivable	22,987	30,493
Less: Unearned income	1,369	1,901
Net investment in sales-type leases	21,618	28,592
The minimum lease payments for each of the fiscal years are as follows:

For the year ending March 31,

2008	17,796
2009	7,275
2010	5,422
Total	30,493

10.	Other current assets

Other current assets consist of:

	As at March 31,
	2006	2007
	Rs.	Rs.

Vendor advances and deposits	98,008	159,785
Advances for expenses	2,744	5,025
Accrued income	29,284	73,702
Interest earned but not due	35,731	51,161

	165,767	289,673

11.	Investments in affiliates

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

In October 2005, Refco Group US (“Refco”), the 70.15% stockholder of Refco-Sify Securities India Private Limited (“Refco-Sify”), sought bankruptcy protection through a Chapter 11 filing at the New York Courts. Consequent to this, the businesses of Refco were under auction process and the auction bid has been won by M/s Man Financial Inc. (“Man Financial”). Pursuant to such take over of Refco, the ownership of Refco-Sify has changed from Refco to Man Financial. Consequent to such change in the ownership of Refco-Sify, Man Financial and the Company executed a Shareholders’ Agreement on November 25, 2005 (the “Shareholders’ Agreement”), pursuant to which, the name of Refco-Sify has changed to Man-Sify Securities India Private Limited (“Man-Sify”)

The carrying value of the investment in Man-Sify as of March 31, 2006 and 2007 was Rs. 233,060 and Rs. 302,956 respectively. Sify’s equity in the profit of Man-Sify for the years ended March 31, 2005, March 31, 2006 and March 31, 2007 is Rs 50,752, Rs. 40,703 and Rs. 70,221 respectively.

The summarised audited financial information as to assets, liabilities and results of operations of Man-Sify and its subsidiaries is presented below:

Balance Sheet

	As at March 31,
	2006	2007
	Rs.	Rs.

Current assets	2,457,172	4,097,993
Non-current assets	150,359	280,079

Total Assets	2,607,531	4,378,072

Current liabilities	1,838,869	3,363,146
Shareholders’ equity	768,662	1,014,926

Total Liabilities and Shareholders’ equity	2,607,531	4,378,072

     Statement of Operations

	For the year ended March 31,
	2005	2006	2007
	(unaudited)
	Rs.	Rs.	Rs.

Revenues	507,105	796,609	1,341,659
Net Profit	99,785	130,093	247,356

12.	Property, plant and equipment

Property, plant and equipment consist of:

	As at March 31,
	2006	2007
	Rs.	Rs.

Land	5,132	5,132
Building	485,156	634,230
Leasehold improvements	162,139	165,058
Plant and machinery	2,835,478	3,186,546
Computer equipment	286,170	424,329
Office equipment	95,104	103,934
Furniture and fixtures	152,059	182,198
Vehicles	14,214	8,766
Construction-in-progress	19,368	24,022

	4,054,820	4,734,215
Accumulated depreciation	(2,631,574)	(3,089,651)

	1,423,246	1,644,564

13.	Goodwill and other intangible assets, net

Goodwill and other intangible assets consist of:

	As at March 31,
	2006	2007
	Rs.	Rs.

Goodwill	14,596	41,517
Other Intangible assets :
Technical know-how	82,753	82,753
Portals and web content	52,730	52,730
Customer contracts and others	56,084	141,881
Software	222,119	239,846
ILD / NLD License fee	—	50,000

Total	413,686	567,210
Less: Accumulated amortization	365,846	416,337

Other Intangible Assets, net	47,840	150,873

Total	62,436	192,390

Goodwill
In accordance with SFAS no.142, Goodwill and other Intangible assets the company tests goodwill for impairment, atleast annually. The following table presents the changes in goodwill during the years ending March 31 2006 and 2007.

Year ended	March 31,2006	March 31,2007
Balance at the beginning of the year	14,596	14,596
Acquired during the year	—	26,921
Balance at the end of the year	14,596	41,517
Goodwill acquired during the year ended March 31,2007 represents the excess of fair value over carrying value of acquired net assets in a purchase business combination. (Globe Travels).
Goodwill as of March 31, 2006 and 2007 has been allocated to the following reportable segments:

Segment	March 31,2006	March 31,2007
Online Portal Services	14,596	26,921
Total	14,596	26,921
Intangible Assets
The Company has adopted the provisions of SFAS No. 141, Business Combinations and 142, Goodwill and Other Intangible Assets, and has accordingly assessed the remaining useful lives of identified intangibles with definite useful lives and provides for amortization over the determined useful life of the asset. The Company does not have any intangible assets with indefinite useful life.
Acquired and amortized intangible assets consist of:

		As at March 31, 2007
	Weighted average life	Gross carrying amount	Accumulated amortization
Technical know-how fees	5.00	82,753	82,753
Portals and web content	4.91	52,730	52,711
Customer contracts and others	4.04	141,881	60,252
Systems Software	2.87	239,846	219,714
ILD / NLD License fee	20.00	50,000	907

		Rs. 567,210	Rs. 416,337

Estimated amortization expense in future years for the carrying value of other intangible assets as at March 31, 2007:

For the year ended March 31,
2008	28,598
2009	25,947
2010	25,442
2011	20,110
2012	20,110
2013 and onwards	30,666

14.	Other assets

Other assets consist of:

	As at March 31,
	2006	2007

	Rs.	Rs.
Deposits	89,768	105,653
Staff advances recoverable	1,575	150
Witholding Taxes	46,929	105,734
Deposit with Department of Income Tax	—	12,954
Deposit with Department of Telecommunication towards License Fees	100,000	—

	238,272	224,491

Witholding taxes represent taxes deducted at source by the customer and paid to the Government, which is refundable to the Company. Deposit with Department of Income Tax represents tax demands paid to the authorities under protest. Refer to note 26 (a).

15.	Deferred revenue
Deferred revenue includes the following amounts of unearned income:
•	For the Company’s corporate network / data services division, revenue relating to the connectivity / hosting charges and from provision of digital certificates;

•	For the Company’s Internet access services and online portal services divisions, revenue relating to the internet access charges and the advertisement charges respectively; and

•	For the Company’s other service division, revenue relating to development of e-learning software.
     The components of deferred revenue for these segments are:

	As at March 31,
	2006	2007

	Rs.	Rs.
Corporate network/data services	305,028	351,933
Internet access services	133,613	61,459
Online portal services	623	21
Other services	5,069	36,617

	444,333	450,030

16.	Capital lease obligations

The gross amounts and related accumulated depreciation recorded for assets acquired under capital leases are as follows:

	As at March 31,
	2006	2007
	Rs.
Vehicles	14,212	8,766
Less: Accumulated depreciation	8,168	2,128

	6,044	6,638

     The following is a schedule of future minimum capital lease commitments as at March 31, 2007:

Due for the year ended March 31,	Rs.
2008	2,954
2009	2,587
2010	1,395

Total minimum lease payments	6,936
Less: Interest	(789)

Present value of net minimum capital leases payments	6,147
Less: Current installments of obligations under capital leases	2,476

Obligations under capital leases, excluding current installments	3,671

17.	Borrowings from banks

The Company has short term borrowings of Rs. 800,000 as of March 31, 2007 (Nil as of March 31, 2006), from its bankers for working capital requirements. The borrowings are secured by fixed deposits held by the Company. The borrowings bear interest ranging from 8 to 9.75% and are repayable within one year from the balance sheet date.

18.	Accrued and Other liabilities

Accrued liabilities principally comprise of provisions for expenses amounting to Rs. 507,006 and Rs. 670,754 as at March 31, 2006 and 2007, respectively. Other liabilities primarily comprise of deposits received from franchisees amounting to Rs. 94,822 and Rs. 109,938 as at March 31, 2006 and 2007, respectively.

19.	Income tax

The provision for income taxes consists of:

	Year ended March 31,
	2005	2006	2007

	Rs.	Rs.	Rs.
Current tax	—	—	—
Deferred tax expense/ (benefit)	—	—	(68,928)

Income tax expense / (benefit)	—	—	(68,928)

All but an insignificant portion of profit/(loss) before income tax and the related income taxes are from Indian sources. The amount from foreign operations is insignificant. For the years ended March 31, 2005, 2006 and 2007, the reported income tax expense differed from amounts computed by applying the enacted tax rates to income from continuing operations before income taxes as set out below:

	Year ended March 31,
	2005	2006	2007

	Rs.	Rs.	Rs.
Profit (Loss) from operations before taxes and minority interest	(307,576)	(149,245)	149,363
Enacted tax rates in India	36.59%	33.66%	33.66%

Computed expected tax expense/ (benefit)	(112,542)	(50,236)	50,276
Differences not deductible for tax purposes	15,349	55,519	69,809
Change in valuation allowance	142,777	(165,488)	(188,019)
Others	(5,440)	4,478	(994)
Effect of tax rate change	(40,144)	155,727	—

Total income tax expense/(benefit)	—	—	(68,928)

     Significant components of deferred tax assets and liabilities included in the balance sheet are as follows:

	As at March 31,
	2006	2007

Deferred tax assets:
Carry forward business loss	1,470,841	1,175,143
Property, plant and equipment	35,447	95,282
Accrual and expenses currently not allowed for tax purposes	—	10,603
Investment in affiliates	335,474	318,587
Carry forward capital loss	31,169	35
Provision for doubtful accounts receivables	30,416	43,913
Intangible Assets	5,126	2,975

Total deferred tax assets	1,908,473	1,646,538
Less: valuation allowance	(1,908,473)	(1,573,695)

Net deferred tax assets	—	72,843

Deferred tax liabilities:
Intangible Assets	—	(3,915)
Retirement benefits	—	(2,824)

Total deferred tax liabilities	—	(6,739)

Net Deferred Tax Asset		66,104

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
The carry forward business losses as of March 31, 2007 amounted to Rs. 3,491,217 of which Rs. 2,353,138 does not expire and the balance expires as follows:

Year ending
March 31,	Rs.

2008	—
2009	216,549
2010	599,738
2011	227,625
2012	82,547
2013	10,047
2014	1,573
20.	Stockholders’ equity

The Company has only one class of capital stock referred to as equity shares. All references in these financial statements to the number of shares and per share amounts of the Company’s equity shares have been retroactively restated to reflect stock splits made by the Company.

The shareholders of the Company, in the annual general meeting held on October 25, 2005, approved an increase in authorized share capital of the Company from 37,500,000 Equity Shares of Rs. 10/- each to 38,100,000 Equity Shares of Rs.10/- each. Further, the shareholders of the Company in an extraordinary general meeting held on December 23, 2005 approved the increase in the authorized share capital of the Company from 38,100,000 Equity Shares of Rs.10/- each to 50,000,000 Equity Shares of Rs.10/- .

21.	Common stock

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

Effective July 7, 2005 Sify entered into a Termination and Amendment Agreement with Satyam Computer Services Limited, SAIF Investment Company Limited and Venture Tech Solutions Private Limited, pursuant to which SAIF irrevocably terminated all of its rights and obligations pursuant to the Investor Rights Agreement.

Effective July 21, 2005 Sify entered into a Termination and Amendment Agreement with Satyam Computer Services Limited and Venture Tech Solutions Private Limited, pursuant to which Venture Tech irrevocably terminated all of its rights and obligations pursuant to the Investor Rights Agreement.

Effective September 20, 2005 Sify entered into a Termination and Amendment Agreement with Satyam Computer Services Limited, pursuant to which Satyam irrevocably terminated all of its rights and obligations pursuant to the Investor Rights Agreement.

On November 10, 2005, Infinity Capital Ventures, LP (“Infinity Capital”), a Delaware limited partnership, acquired 11,182,600 Sify American Depositary Shares (“ADSs”) from Satyam Computer Services Limited (“Satyam”) for US $5.60 per share. The total purchase price for the Satyam shares was US $62,623. Upon this acquisition, the entire holding of Satyam in Sify has been divested.

On November 10, 2005, Sify and Infinity Capital entered into a Subscription Agreement pursuant to which Infinity Capital agreed to purchase from Sify 6,720,260 newly-issued equity shares (ADSs) at a price of US $5.60 per share. The total issue price for the newly issued shares was Rs. 1,691,624 (equivalent of US $37,633). The closing of this transaction occurred in January 2006.

Dividends

Should the Company declare and pay dividends, such dividends will be paid in Indian Rupees. Indian law mandates that any dividend be declared out of distributable profits as determined under the Indian Companies Act 1956, only after the transfer of a specified percentage of net income computed in accordance with current regulations to a general reserve. Moreover, the remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

Liquidation

In the event of liquidation of the Company, the holders of common stock shall be entitled to receive any of the remaining assets of the Company, after distribution of all preferential amounts. The amounts will be in proportion to the number of equity shares held by the stockholders.

Stock Options

There are no voting, dividend or liquidation rights to the holders of warrants issued under the Company’s stock option plan.

22.	Other income, net

Other income consists of:

	For the year ended March 31,
	2005	2006	2007

	Rs.	Rs.	Rs.

Interest expense	(1,938)	(11,090)	(5,618)
Other finance charges	(11,281)	(13,773)	(17,949)
Interest income	52,759	70,314	154,190
Others	38,074	13,788	(1,981)

Other (expense)/income, net	77,614	59,239	128,642

23.	Employee benefits

Gratuity

The following table sets out the funded status of the Gratuity Plan and the amounts recognized in Sify’s balance sheet.

	As of March 31,
	2006	2007

	Rs.	Rs.

Accumulated benefit obligation	12,799	10,702
Change in projected benefit obligation
Projected benefit obligation at the beginning of the year	18,140	21,615
Service cost	6,806	7,616
Interest cost	1,392	1,666
Actuarial (gain)/loss	(2,217)	(832)
Benefits paid	(2,506)	(12,589)

Projected benefit obligation at the end of the year	21,615	17,476

	As of March 31,
	2006	2007

	Rs.	Rs.

Change in plan assets
Fair value of plan assets at the beginning of the year	4,716	1,718
Actual return on plan assets	(492)	794
Employer contributions	—	18,500
Benefits paid	(2,506)	(12,589)

Fair value of plan assets at the end of the year	1,718	8,423

Funded status of the plans	19,897	9,053
Unrecognized net actuarial gain/(loss)	7,395	—

Accrued benefit cost	27,292	9,053

Effective March 31, 2007, the Company adopted the recognition and disclosure provisions of SFAS No. 158. The adoption of SFAS No. 158 had no effect on the Company’s net income, however it was effected via a gross credit to accumulated other comprehensive income of Rs. 5,566, net of related deferred income tax of Rs. 2,824. The effect of applying this statement on individual line items presented in the Balance Sheet is as follows:

	Before Application of		After Application
	FAS 158	Adjustments	of FAS 158
Deferred income taxes – Non Current	68,928	(2,824)		66,104
Total Assets	7,165,776	(2,824)		7,162,952
Other Liabilities	130,328	(8,390)		121,938
Total Liabilities	2,620,487	(8,390)		2,612,097
Accumulated Other Comprehensive Income	(325)	5,566		5,241
Total Stockholders’ equity	4,375,524	5,566		4,381,090
Total liabilities and stockholders’ equity	7,165,776	(2,824)	Rs.	7,162,952

The estimated net gain for the defined benefit gratuity and pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is Rs. 764.

	As of March 31,
	2005	2006	2007
	Rs.	Rs.	Rs.
The components of net gratuity costs are reflected below:
Service cost	5,688	6,806	7,616
Interest cost	1,100	1,392	1,665
Expected returns on plan assets	(543)	(538)	(163)
Recognized net actuarial (gain)/ loss	(130)	(490)	(467)

Net gratuity costs	6,115	7,170	8,651

Principal weighted average actuarial assumptions:
Discount rate	8%	8%	9.8%
Long-term rate of compensation increase	6%	6%	6%
Rate of return on plan assets	6%	7.50%	7.50%
The Company assesses these assumptions with the projected long-term plans of growth and prevalent industry standards. The Company provides the gratuity benefit through annual contributions to a fund managed by the Life Insurance Corporation of India (LIC). The Company estimates the long term return on plan assets at 7.5% based on the average long term rate of return expected to prevail over the next 15 to 20 years on the types of investments held with LIC. The Trustees administer contributions made to the trust and contributions are invested in specific designated instruments.
The employer’s best estimate of contributions expected to be paid to the plan during the year 2007–2008 amounts to Rs. 10,000. Further, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter are:

For the year ended March 31,
2008	1,338
2009	1,625
2010	2,484
2011	4,133
2012	6,448
2013 to 2018	38,879
Provident fund
The Company contributed Rs. 28,242, Rs. 36,572 and Rs. 36,668 towards the provident fund during the years ended March 31, 2005, 2006 and 2007 respectively.

24.	Related Party Transactions

The Company has entered into transactions with the following related parties:
•	Satyam Computer Services Limited (formerly the Company’s parent company), where the Company provides connectivity services and software development services for certain e-learning projects until November 10, 2005;

•	Affiliated companies; and

•	Employees of the Company.

•	Directors of the Company
Given below is an analysis of transactions with Satyam Computer Services Limited, for the year ended March 31, 2005 and for the period from April 01, 2005 to November 10, 2005:

	As at March	April 01 to
	31,2005	November 10,2005

	Rs.	Rs.

Due (to)/from Satyam Computer Services Limited at beginning of the year	13,030	33,524
Allocation of facilities costs	(1,647)	—
Billings to Satyam Computer Services Limited	48,713	121,132
Collections from Satyam Computer Services Limited	(36,005)	(101,958)
Payment to Satyam Computer Services Limited	9,433	—

Due (to)/from Satyam Computer Services Limited	33,524	52,698

     The following is a summary of significant transactions with other related parties:

	Year ended March 31,
	2005	2006	2007

	Rs.	Rs.

Sale of Equity in Sify Communications Limited	—	139,810	—
Payments to Directors (Fees for consultancy services)	240	240	240
     Employee loans
     The Company has the following amounts due with respect to employee loans:

	2006	2007

	Rs.	Rs.

Due from employees	25,393	7,726
The estimated fair value amounts of other employee loans were Rs. 23,519 and Rs. 7,726 as of March 31, 2006 and 2007, respectively. Considerable judgment is required to develop the estimates of fair value. Thus, the estimates provided herein are not necessarily indicative of the amounts the Company could realize in the market.

25.	Stock –based compensation plans

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
As the number of warrants that an individual employee is entitled to receive and the price of the warrants are known at the grant date, the ASOP 2000 Plan is considered as a fixed grant. Deferred compensation in respect of the grants issued before March 31, 2006 is recorded in the event that exercise price of the warrant is determined to be less than the fair market value of the underlying shares on the date of the grant. Deferred compensation in respect of the grants issued after March 31, 2006 is recorded at the fair value of the options determined on the grant date. Deferred compensation is amortized over the vesting period of the warrants.
Stock option activity under the ASOP 2000 Plan is as follows:

				Weighted average exercise price
	Shares arising out of option			(in Rupees)
	Year ended March 31,			Year ended March 31,
	2005	2006	2007	2005	2006	2007
Outstanding at beginning of the year	151,500	7,770	2,040	214.20	105.91	182.47
Granted	—	—	—	—		—
Forfeited	10,391	720	—	171.40	165.91	—
Expired	19,396	1,090	2,040	281.26	107.11	182.47
Exercised	113,943	3,920	—	167.36	54.71	—
Outstanding at the end of the year	7,770	2,040	—	105.91	182.47	—
Exercisable at the end of the year	990	960	—	107.52	182.47	—
Weighted-average grant date fair value of grants during the year	—	—	—	—	—	—

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
As the number of warrants that an individual employee is entitled to receive and the price of the warrants are known at the grant date, the ASOP 2002 Plan is considered as a fixed grant. Deferred compensation in respect of the grants issued before March 31, 2006 is recorded in the event that exercise price of the warrant is determined to be less than the fair market value of the underlying shares on the date of the grant. Deferred compensation in respect of the grants issued after March 31, 2006 is recorded at the fair value of the options determined on the grant date. Deferred compensation is amortized over the vesting period of the warrants.
Stock option activity under the ASOP 2002 Plan is as follows:

				Weighted average exercise price
	Shares arising out of option			(in Rupees)
	Year ended March 31,			Year ended March 31,
	2005	2006	2007	2005	2006	2007
Outstanding at beginning of the year	1,108,000	757,473	376,857	170.25	178.35	172.83
Granted	90,000	—	—	254.16	—	—
Forfeited	69,458	85,479	521	189.66	214.74	265.35
Expired	5,727	10,081	31,323	281.26	239.35	188.45
Exercised	365,342	285,056	338,763	163.39	172.60	172.18
Outstanding at the end of the year	757,473	376,857	6,250	178.35	172.83	228.74
Exercisable at the end of the year	131,589	357,482	3,906	174.61	168.58	228.74
Weighted-average grant date fair value of grants during the year	—	—	—	157.78	—	—

Associate Stock Option Plan 2005
In October 2005, the Company established the Associate Stock Option Plan 2005 (the ASOP 2005 Plan), which provides for the issuance of 1,900,000 ADR’s/shares to eligible employees. The Company cancelled any balance available for issue under previous plans. Accordingly, any unissued options available under previous plans or any options surrendered or lapsed are cancelled.
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
As the number of ADR’s/shares that an individual employee is entitled to receive and the price of the option is known at the grant date, the ASOP 2005 Plan is considered as a fixed grant. Deferred compensation in respect of the grants issued before March 31, 2006 is recorded in the event that exercise price of the warrant is determined to be less than the fair market value of the underlying shares on the date of the grant. Deferred compensation in respect of the grants issued after March 31, 2006 is recorded at the fair value of the options determined on the grant date Deferred compensation is amortized over the vesting period of the options.
Stock option activity under the ASOP 2005 Plan is as follows:

	Shares arising out of option		Weighted average exercise
	Year ended March 31		price Year ended March 31
	2006	2007	2006	2007
Outstanding at beginning of the year	—	1,676,400	—	286.20
Granted	1,735,400	547,600	285.98	451.15
Forfeited	59,000	1,268,293	279.57	290.32
Expired	—	15,524	—	254.01
Exercised	—	71,988	—	238.32
Outstanding at the end of the year	1,676,400	868,195	286.20	391.59
Exercisable at the end of the year	—	54,914	—	338.66
Weighted-average grant date fair value of grants during the year	—	—	126.37	224.86
     The following table summarizes information about fixed price options outstanding at March 31, 2007:

		Number		Weighted	Number	Weighted
		outstanding at	Weighted	average	exercisable at	average
	Range of	March 31,	average	remaining	March 31,	exercise
	exercise price	2007	exercise price	contractual life	2007	price
ASOP 2002	163-265	6,250	228.74	0.29 years	3,906	228.74
ASOP 2005	163-265	868,195	391.59	1.57 to 2.81 years	54,914	338.66

26.	Commitments and contingencies
a)	During the year ended March 31, 2006, the Company received a notice from the Income-Tax Department of India for the financial years 2002 and 2003 for a sum of Rs.103,000 stating that no withholding tax has been deducted in respect of international bandwidth and leased line payments made by the Company to international bandwidth / lease line service providers. Subsequently, the demand was revised to Rs. 77,724 by the income tax authorities. Under the Income tax regulations the company is required to pay such amounts in 12 monthly instalments under protest if it seeks to dispute the demand. Accordingly, the Company has paid two instalments amounting to Rs. 12,954 till March 31, 2007 under protest and challenged such demands. The Company believes that withholding taxes need not be deducted if the service provider did not have any permanent establishment in India and has not installed any equipment at the Company’s premises. The Company has demonstrated to the tax authorities that international service providers neither had a permanent establishment in India nor installed any equipment at the Company’s premises, and hence concluded that the likelihood of the loss contingency is remote and no provision for the loss contingency is considered necessary. The amounts paid under protest is included under ‘Other assets’.

b)	The Company has outstanding financial and performance guarantees for various statutory purposes and letters of credit totalling Rs. 422,683 and Rs. 641,115 as of March 31, 2006 and 2007, respectively. These guarantees are generally provided to governmental agencies.

c)	Additionally, the Company is also involved in lawsuits, claims and proceedings, which arise in the ordinary course of business. There are no such items pending that the Company expects to be material in relation to its business.
27.	Products and services

Breakup of revenues against products and services are as follows:

	Year ended March 31,
	2005	2006	2007
	Rs.	Rs.	Rs.
Revenue
Service revenue	2,858,070	3,928,072	4,587,873
Initial franchise fee	107,956	104,085	67,269
Installation service revenue	236,508	262,059	256,040

	3,202,534	4,294,216	4,911,182
Product revenue	410,923	387,591	536,165

	3,613,457	4,681,807	5,447,347

Cost of revenues (excluding depreciation and amortization)
Products	357,753	324,411	462,419
Services	1,660,578	2,167,748	2,357,326
Annual fee on IP VPN revenue	5,611	42,564	88,511

	2,023,942	2,534,723	2,908,256

28.	Segment reporting

SFAS No 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas and major customers. The Company’s operations predominantly relate to connectivity to enterprises and providing Internet access to retail subscribers (both home access and public access). The Company also operates portals, “Sify.com”, “Samachar.com” and “SifyMax.in” that provide a variety of India-related content to audiences both in India and abroad, and which generates revenue from advertisements and other value added services.

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
Last mile costs related to dial-up access that can be directly identified to businesses are allocated directly. Spectrum charges that are paid for the license that has been provided to enable Sify to operate on the 5.7 ghz wireless spectrum are allocated based on the bandwidth that is used by the various businesses that use this spectrum. Certain expenses, such as depreciation, technology and administrative overheads, which form a significant component of total expenses, are not allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not practical to provide segment disclosure of these expenses and, accordingly, they are separately disclosed as “unallocated” and adjusted only against the total income of the Company
A significant part of the fixed assets used in the Company’s business are not identifiable to any of the reportable segments and can be used interchangeably between segments. Management believes that it is not practicable to provide segment disclosures relating to total assets since a meaningful segregation of the available data is onerous.

The Company’s operating segment information for the years ended March 31, 2005, 2006 and 2007 are presented below:

Year ended March 31, 2007	(in Rupees)

	Corporate
	Network / Data	Internet Access	Online Portal
	Services	Services	Services	Other Services	Total
Revenues	3,147,369	1,862,945	262,903	174,130	5,447,347
Allocated expenses	(1,937,489)	(1,760,624)	(261,949)	(154,692)	(4,114,754)
Equity in profits of affiliates	—	—	70,221	—	70,221
Minority Interest	(30,531)	—			(30,531)

Segment operating income / (loss)	1,179,349	102,321	71,175	19,438	1,372,283
Unallocated corporate expenses					(886,789)
Foreign exchange gain / (loss), net					8,332
Other income / (expense), net					(1,309)
Depreciation and amortization					(521,740)
Interest income, net*					148,055
Income Taxes					68,928

Net Profit / (Loss)					187,760

*	Excludes bank charges of Rs. 18,104 being allocated to the strategic business units.

Year ended March 31, 2006	(all in Rupees)

	Corporate
	Network / Data		Internet Access		Online Portal
	Services		Services		Services		Other Services		Total

Revenues	Rs.	2,531,094	Rs.	1,814,115	Rs.	178,986	Rs.	157,612	Rs.	4,681,807
Allocated expenses		(1,512,832)		(1,798,963)		(187,941)		(141,567)		(3,641,303)
Equity in profits of affiliates						40,703				40,703

Segment operating income / (loss)	Rs.	1,018,262	Rs.	15,152	Rs.	31,748	Rs.	16,045	Rs.	1,081,207
Unallocated corporate expenses										(843,599)
Foreign exchange gain / (loss), net										23,221
Other income / (expense), net										11,835
Depreciation and amortization										(476,526)
Interest income, net*										54,617

Net Profit / (Loss)									Rs.	(149,245)

*	Excludes bank charges of Rs. 7,413 being allocated to the strategic business units.

Year ended March 31, 2005	(all in Rupees)

	Corporate	Internet
	Network/Data	Access	Online Portal	Other
	Services	Services	Services	Services	Total

Revenues	2,023,412	1,404,876	103,053	82,116	3,613,457
Allocated expenses	(1,345,254)	(1,361,140)	(99,303)	(74,346)	(2,880,043)
Equity in (loss)/profit of affiliates	—	—	50,752	—	50,752

Segment operating income/(loss)	678,158	43,736	54,502	7,770	784,166
Corporate expenses					(620,235)
Foreign exchange gain/(loss)					2,595
Other income/(expense), net					42,503
Depreciation and amortization					(567,426)
Interest income, net					50,821

Net Profit / (Loss)					(307,576)

29.	Legal proceedings

The Company and certain of its erstwhile officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in Sify’s initial public offering of American Depositary Shares as defendants. This class action is brought on behalf of a purported class of purchasers of Sify’s ADSs from the time of Sify’s Initial Public Offering (“IPO”) in October 1999 through December 2000. The central allegation in this action is that the underwriters in Sify’s IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased Sify’s ADSs in the IPO and the aftermarket. The complaint also alleges that Sify violated the United States federal securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits.

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

The Company is party to additional legal actions arising in the ordinary course of business. Based on the available information, as of March 31, 2007 Sify believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect on Sify.

MF Global Sify Securities India Private Limited and Subsidiaries
(formerly Man Financial-Sify Securities India Private Limited)
US GAAP Consolidated Financial Statements
As of March 31, 2007 and 2006 and for the
years ended March 31, 2007 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders
MF Global Sify Securities India Private Limited:
(formerly Man Financial-Sify Securities India Private Ltd.)
In our opinion, the accompanying consolidated statement of financial condition of MF Global Sify Securities India Private Limited and subsidiaries (collectively, the Company) as of March 31, 2007, and the related consolidated statements of income and comprehensive income, stockholders’ equity and of cash flows for the year then ended present fairly, in all material respects, the financial condition of the Company at March 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.
Price Waterhouse
Mumbai, India
October 10, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders
Man Financial-Sify Securities India Private Limited:
We have audited the accompanying consolidated statement of financial condition of Man Financial-Sify Securities India Private Limited and subsidiaries (collectively, the Company) as of March 31, 2006, and the related consolidated statements of income and comprehensive income, stockholders’ equity and of cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Man Financial-Sify Securities India Private Limited and subsidiaries as of March 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with US generally accepted accounting principles.
KPMG
Mumbai, India
October 12, 2006.

MF Global Sify Securities India Private Limited and Subsidiaries
(formerly Man Financial-Sify Securities India Private Ltd.)
Consolidated statements of financial condition
In Rupees thousands, except share data and as otherwise stated

	As of March 31
	2007		2006
	Rs.		Rs.
Assets

Cash		324,375		93,739
Cash-restricted		2,562,032		1,039,115
Interest bearing deposits with bank		130,424		102,250
Deposits with clearing organizations and others		138,533		438,103
Receivable from broker-dealers and clearing organizations		60,916		138,301
Receivable from customers (net of allowances of Rs. 76,400 Previous year Rs. 3,100)		616,792		621,233
Securities owned:
Marketable, at market value		204,176		12,605
Not readily marketable (at estimated fair value)		52,000		2,927
Memberships in exchanges, at adjusted cost (Refer Note 7)		8,745		8,899

Furniture and equipment-net		80,814		55,517
Other assets		165,387		89,619
Deferred tax asset -net		33,878		5,223

Total assets	Rs.	4,378,072	Rs.	2,607,531

Liabilities
Payable to broker dealers and clearing organizations		1,195,594		366,210
Payable to customers		1,797,100		1,271,821
Accounts payable, accrued expenses, and other liabilities		370,452		200,838

Total liabilities		3,363,146		1,838,869

Commitments, contingencies and guarantees (Refer note 15)

Stockholders’ equity
Common stock at Rs. 10 par value: 65,000,000 shares authorized (2006 - 65,000,000); Issued, Subscribed and outstanding: 51,894,182 shares as of March 31, 2007 and 51,894,182 shares as of March 31, 2006		518,942		518,942
Additional paid-in capital		28,968		28,968
Retained earnings		468,108		220,752
Accumulated other comprehensive income (loss)		(1,092)		-

Total stockholders’ equity		1,014,926		768,662

Total liabilities and stockholders’ equity	Rs.	4,378,072	Rs.	2,607,531

The accompanying notes are an integral part of these consolidated financial statements

MF Global Sify Securities India Private Limited and Subsidiaries
(formerly Man Financial-Sify Securities India Private Ltd.)
Consolidated statements of income and comprehensive income
In Rupees thousands, except share data and as otherwise stated

Particulars	Years ended March 31
	2007		2006
	Rs.		Rs.
Revenues
Commissions		1,025,505		674,045
Depository and clearing fees		44,352		28,350
Interest and dividends		160,801		64,910
Gain on exchange shares		49,073		—
Other income		61,928		29,304

Total	Rs.	1,341,659	Rs.	796,609

Expenses
Employee compensation and benefits		453,457		259,099
Exchange expenses and clearance fees		104,065		27,479
Brokerage to other broker-dealers		109,319		96,168
Communications and data processing		14,611		12,949
Interest		19,896		9,967
Occupancy		63,732		67,616
Allowance for doubtful debts		73,300		2,600
Other expenses		145,911		96,287
Loss on exchange membership rights (Refer note 7)		—		5,980

Total		984,291		578,145

Income before income taxes		357,368		218,464
Income tax expense		(110,012)		(88,371)

Net income	Rs.	247,356	Rs.	130,093

Loss on foreign currency translation, net of taxes		(1,061)		—

Comprehensive income	Rs.	246,295	Rs.	130,039

The accompanying notes are an integral part of these consolidated financial statements

MF Global Sify Securities India Private Limited and Subsidiaries
(formerly Man Financial-Sify Securities India Pvt. Ltd.)
Consolidated statement of stockholders’ equity
In Rupees thousands, except share data and as otherwise stated

			Additional	Accumulated Other		Total
	Common		Paid-In	Comprehensive	Retained	Stockholders’
	Shares		Capital	Income/ (loss)	Earnings	Equity
	No. of shares	Rs.	Rs.	Rs.	Rs.	Rs.
Balance as of April 1, 2005	51,894,182	518,942	28,968	—	90,659	638,569

Net Income	—	—	—	—	130,093	130,093

Balance as of March 31, 2006	51,894,182	518,942	28,968	—	220,752	768,662

Net income	—	—	—	—	247,356	247,356
Loss on foreign currency translation, net of taxes	—	—	—	(1,061)	—	(1,061)
Adjustment to initially adopt SFAS 158, net of taxes	—	—	—	(31)	—	(31)

Balance as of March 31, 2007	51,894,182	518,942	28,968	(1,092)	468,108	1,014,926

The accompanying notes are an integral part of these consolidated financial statements

MF Global Sify Securities India Private Limited and Subsidiaries
(formerly Man Financial-Sify Securities India Pvt. Ltd.)
Consolidated statements of cash flows
In Rupees thousands, except share data and as otherwise stated

	Years ended March 31
	2007	2006
Particulars	Rs.	Rs.
Cash flows from operating activities
Net income	247,356	130,093
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	33,635	22,414
Loss on exchange membership rights (Refer note 7)	—	5,980
Allowance for doubtful debts	73,300	2,600
Deferred tax expense	(28,655)	12,411
Stock Appreciation Rights	7,174	—
Gain on Exchange Shares	(49,073)	—
Others	146	35
Changes in operating assets and liabilities:
Interest bearing deposits with banks	(28,174)	(102,250)
Deposits with clearing organizations and others	299,570	(317,249)
Net receivable from broker-dealers and clearing organizations	77,385	(4,817)
Net receivable from customers	(68,859)	(229,213)
Securities owned, net	(191,571)	20,242
Other, net	(75,768)	(35,479)
Increase (decrease) in operating liabilities:
Payable to broker dealers and clearing organizations	829,384	119,956
Payable to customers	525,279	493,360
Accounts payable, accrued expenses, and other liabilities	179,617	66,546

Net cash provided by operating activities	1,830,746	184,629

Cash flows from investing activities
Expenditure on furniture and equipment	(58,924)	(34,258)
Purchase of DGCX membership	—	(4,512)
Net movement in cash-restricted	(1,522,917)	(143,382)
Proceeds from sale of furniture, equipment	—	806

Net cash used in investing activities	(1,581,841)	(181,346)

Cash flows from financing activities
Payment of bank loans	(17,177)	(3,471)

Net cash used in financing activities	(17,177)	(3,471)

Effect of foreign exchange fluctuation on cash	(1,092)	-
Net increase (decrease) in cash	230,636	(188)
Cash at the beginning of the year	93,739	93,927
Cash at the end of the year	324,375	93,739

MF Global Sify Securities India Private Limited and Subsidiaries
(formerly Man Financial-Sify Securities India Pvt. Ltd.)
Consolidated statements of cash flows (continued....)
In Rupees thousands, except share data and as otherwise stated

	Years ended March 31
	2007	2006
Particulars	Rs.	Rs.

Supplementary information:
Cash paid for:
Interest	9,486	1,893
Taxes	158,515	91,875
Non-cash operating activities: During the year ended March 31, 2006, the Company exchanged its former membership rights having a carrying value of Rs. 13,750 thousand for fresh exchange membership rights and ownership in the exchange pursuant to the scheme of corporatisation and demutualization (Refer note 7)
The accompanying notes are an integral part of these consolidated financial statements

1.	Organization and nature of business

MF Global Sify Securities India Private Limited (formerly Man Financial-Sify Securities India Private Limited) was incorporated on 29 December 1999 as a private limited company under the Indian Companies Act 1956.

MF Global Sify Securities India Private Limited (‘MF Global Sify’) has three wholly owned subsidiaries, MF Global Commodities India Private Ltd., MF Global Capital India Private Ltd. incorporated in India and MF Global Middle East Limited DMCC (‘DMCC’) incorporated in Dubai. MF Global Sify and its subsidiaries are hereinafter referred to as ‘the Company’.

In March 2006, MF Global Overseas Limited (MFG), a company incorporated in United Kingdom acquired 70.15% of MF Global Sify equity share capital from Refco Group Inc., USA (‘Refco’). Thereby, MFG holds 70.15% of MF Global Sify and the balance, 29.85% of MF Global Sify’s equity shares, is held by Sify Limited. MFG is a subsidiary of Man Group plc, a company incorporated in United Kingdom. Man Group plc along with its subsidiaries is referred as ‘Man Group’.

The principal activity of the Company is to act as a stock and commodity broker for foreign institutional investors (‘FIIs’), mutual funds, domestic financial institutions and retail investors. The Company also acts as a depository participant and provides depository services to FIIs, mutual funds, domestic financial institutions and retail investors.

2.	Significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP).

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

Principles of consolidation

The consolidated financial statements of MF Global Sify include the amounts of MF Global Sify and all of its majority-owned subsidiaries, where MF Global Sify is able to exercise control over the operating and financial policies of the investees. All significant inter-company accounts and transactions are eliminated on consolidation.

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

Marketable securities are valued at market value. Non-marketable shares in exchange held by the Company that are not required for trading rights are recorded at fair market value, as determined by management, taking into account any restrictions. Unrealized gains and losses arising from these assets are reported separately in the consolidated statements of income as gain on exchange shares.

Revenue

Commission, Clearing fees and related expenses are recorded on a trade-date basis as securities transactions occur. Depository fee income earned from customer is recognized in the period in which services are rendered.

Interest income is recognized on a time proportion basis. Dividend income is recognized when the right to receive payment is established.

Foreign Currencies transactions

The Indian rupee (“Rs.”) is the functional currency of MF Global Sify and its subsidiaries, except for MF Global Middle East Limited DMCC, whose functional currency is the US dollar. The consolidated financial statements are reported in Indian rupees (Rs.), the reporting currency of the Company. In case of MF Global Middle East Limited DMCC, assets and liabilities are translated into reporting currency at the exchange rate prevailing on the date of consolidated financial condition, and income and expense items are translated using average exchange rates prevailing during the period. The resulting unrealized gains or losses are reported as “Loss on foreign currency translation, net of taxes” within accumulated other comprehensive income (loss), a separate component of shareholders’ equity.

Transactions in foreign currency are recorded at the exchange rate prevailing on the dates of the transactions. Revenues, costs and expenses are recorded using average exchange rates prevailing during the reporting periods. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates in effect at the date of consolidated financial condition. The resulting gains or losses from the settlement of foreign currency transactions and from remeasurement at the date of consolidated financial condition are included in the consolidated statements of income.

Furniture and equipment

Furniture and equipments are stated at cost of acquisition less accumulated depreciation thereon. Cost includes all expenses incidental to the acquisition and placing the assets to use, while maintenance and repairs are charged to expense when incurred.

Depreciation is provided over the estimated useful lives of the assets on the reducing balance method.

Capitalized costs of computer software obtained for internal use represent costs incurred to purchase computer software from third parties. Capitalized costs are amortized on a straight line basis over the estimated useful life of the software.

Exchange membership rights

The Company has exchange membership rights of Bombay Stock Exchange Limited (‘BSEL’) and membership in Dubai Gold and Commodity exchange (‘DGCX’). These assets are carried at cost after reviewing for impairment in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized.

Retirement benefits to employees

Provident Fund

In accordance with Indian law, all employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and employer make monthly contributions to the plan, each equal to a specified percentage of employee’s basic salary. The Company has no further obligations under the plan beyond its monthly contributions.

Gratuity

The Company provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering all employees. The plan provides a lump sum payment to vested employees at retirement or termination of employment of an amount based on the respective employee’s salary and the years of employment with the Company. The Company provides the gratuity benefit through annual contributions to a fund managed by the Life Insurance Corporation of India (LIC). Under this scheme, the settlement obligation remains with the Company, although the LIC administers the scheme and determines the contribution premium required to be paid by the Company. The Gratuity Plan is accounted for in accordance with SFAS No. 87, Employers’ Accounting for Pensions as amended by SFAS 158.

Effective March 31, 2007, the Company adopted the provision of SFAS No. 158, “Employer’s accounting for defined benefit pension and other postretirement plans an amendment of SFAS 87.” The provisions of SFAS 158 were adopted pursuant to the transition provision therein. Accordingly, unrecognized losses have been recognized with an adjustment (net of taxes) to accumulated other comprehensive income (loss), a separate component of shareholders’ equity.

Stock-based compensation

The Company’s employees participate in various share-based payment plans; that is stock appreciation rights plan sponsored by MF Global Sify and co-investment plan sponsored by Man Group. The Company follows SFAS No. 123R, “Share Based Payment” (“SFAS 123R”). SFAS 123R measures the cost of employee services received for stock based compensation based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service in exchange for the award.

Recently issued accounting pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FIN 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 applies to all tax positions within the scope of SFAS No. 109, “Accounting for Income Taxes”, and clarifies when and how to recognize tax benefits in the financial statements with a two-step approach of recognition and measurement. FIN 48 is effective for fiscal years beginning after December 15, 2006, which is the fiscal year commencing April 1, 2007 for the Company. FIN 48 also requires the enterprise to make explicit disclosures about uncertainties in its income tax positions, including a detailed roll-forward of tax benefits taken that do not qualify for financial statement recognition. The Company is currently evaluating the impact that is expected to result from the adoption of this standard on its consolidated financial statements.

In September 2006, the United States Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (“SAB 108”) effective for fiscal years ending after November 15, 2006. SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement for the purpose of a materiality assessment. The adoption of SAB 108 as of March 31, 2007 has no impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, ‘Fair Value Measurements’ (“SFAS 157”), which establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, which is the fiscal year commencing April 1, 2008 for the Company. The Company is currently evaluating the impact that is expected to result from the adoption of this standard on its consolidated financial statements.

In February 2007, FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). “SFAS 159” expands the use of fair value measurement by allowing entities the option to reflect the current cash equivalent value of financial instruments rather than the historical price of the transaction. The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007, which is the fiscal year commencing April 1, 2008 for the Company. The Company is currently evaluating the impact that is expected to result from the adoption of this standard on its consolidated financial statements.

3.	Cash-restricted

Restricted cash as of March 31, 2007 includes fixed deposits of Rs. 1,061,603 thousand (Rs. 750,615 thousand as of March 31, 2006) placed with banks as margins for bank guarantees issued to clearing organizations and fixed deposits of Rs. 1,500,429 thousand (Rs. 288,500 thousand as of March 31, 2006) specifically earmarked as liens to clearing organizations towards margins.

4.	Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations consist of the following:

	As of March 31
	2007		2006
	Receivable	Payable	Receivable	Payable
	(Rs. in thousands)
Clearing organizations -
- Unsettled trade	60,724	14,400	133,898	83,344
- Margin deposit	—	5,600	—	26,960
Broker-Dealer	192	1,175,594	4,403	255,906

Total	60,916	1,195,954	138,301	366,210

5.	Receivable From and Payable to Customers

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

6.	Securities owned

Marketable securities consist of investments in units of mutual funds. These are reported at fair value. Securities not readily marketable represent investments in equity shares of Bombay Stock Exchange Limited (BSEL), obtained by the Company pursuant to the exchange transaction explained in Note 7. BSEL, exchange shares that are not required for trading rights are recorded at fair market value, as determined by management, taking into account any restrictions.

7.	Membership in exchanges

Membership in exchanges consists of
(i)	BSE membership of Rs 4,387 thousands as at March 31, 2007 and 2006, and

(ii)	DGCX membership of Rs 4,358 thousands and Rs.4,512 thousand as at March 31, 2007 and 2006, respectively. DGCX membership value underwent a change due to foreign currency translation.
BSE membership

The Company acquired The Stock Exchange, Mumbai (the ‘BSE’) membership card on December 6, 2000. During the year 2005-06, a scheme, The ‘Bombay Stock Exchange (Corporatisation and Demutualization) Scheme 2005’ (‘the Scheme’) was approved by Securities Exchange Board of India with effect from 19 August 2005 (‘the due date’) which converted the BSE from an Association of Person to a corporate body in the name of Bombay Stock Exchange Limited (‘BSEL’).

In accordance with the scheme, the members of the erstwhile BSE, in exchange of their erstwhile BSE membership cards (rights) received membership rights of BSEL (i.e. right to trade on BSEL without placement of cash deposit) as well as equity shares of BSEL.
The carrying value of the erstwhile BSE membership card on the due date in the books of the Company was Rs. 13,570 thousand. Consequent to the corporatisation of the BSE, the Company computed the fair value of the membership rights of BSEL and shares of BSEL as follows:

Membership rights of BSEL	On the basis of the benefits which the Company would get over the current deposit based membership right of BSEL

Equity shares of BSEL	On the basis of the fair value of the equity shares of BSEL determined by the management
The difference between the aggregate of the fair values of the membership right of BSEL and the equity shares of BSEL and the carrying value of the initial BSE membership right of Rs. 5,980 thousand has been written off to consolidated statements of income during the year ended March 31, 2006 as follows:

	(Rs. in thousands)
	Carrying Value as	Fair Value as of	Write off to Profit
	of 19 August 2005	19 August 2005	& Loss Account
Erstwhile BSE membership card	13,570	4,673	8,897
Shares in BSE Limited at cost	—	2,917	(2,917)
Total	13,570	7,590	5,980

DGCX membership

MF Global Middle East Limited DMCC (‘DMCC’) is registered with and has been granted a trading license by the Dubai Multi Commodities Centre on 7th February 2006. The United Arab Emirates Securities and Commodities Authority (ESCA) issued the DMCC a license on 18th June 2006 to operate as a broker on the Dubai Gold and Commodities Exchange (‘DGCX’). DMCC has been admitted as a member of the DGCX on 1st September 2006. DMCC has paid and capitalized US$ 100 thousand towards the license of DGCX, which is assessed annually for impairment.

8.	Furniture and equipment

A listing of furniture and equipment by asset category is set out below:

	Depreciation	As of March 31,
	Rate	2007	2006
Particulars	(in percentage)
		(Rs. In thousands)
Furniture, fixtures and equipment	13.9 - 18.1	18,505	12,446
Computer hardware and software*	33.3 - 40.0	382,227	331,557
Vehicles	25.9	8,303	6,108

		409,035	350,111
Less: Accumulated depreciation and amortization		328,221	294,593

Furniture and equipment-net		80,814	55,517

* Software is depreciated on a straight line basis
The depreciation expense was Rs. 33,635 thousand and Rs. 21,274 thousand for years ended March 31, 2007 and 2006, respectively, which is included in occupancy expenses in the consolidated statements of income.

9.	Other assets

Other assets consist of the following:

	As of March 31,
	2007	2006

Particulars	(Rs. in thousands)

Interest accrued but not due	61,725	27,034
Prepaid expenses	24,684	20,901
Advance-tax net of tax provisions	49,091	31,948
Loans to staff	9,990	1,905
Others*	19,897	7,831

Total	165,387	89,619

*	Includes Advances to vendors towards expenses, Interest receivable from clients, withholding tax recoverable, etc
10.	Accounts payable, accrued expenses and other liabilities

Accounts payable, accrued expenses and other liabilities consist of the following:

	As of March 31
	2007	2006
	(Rs. in thousands)
Accrued expenses	62,425	51,393
Withholding tax payable	63,925	30,394
Provision for gratuity	2,259	1,404
Bank overdraft	37,369	54,547
SARs provision	7,174	—
Bonus payable	152,164	46,064
Others	45,136	17,036

Total	370,452	200,838

11.	Employee benefits

The following table sets forth the funded status of the plans and the amounts recognized in the Company’s consolidated financial condition.

	As of March 31,
	2007	2006
	(Rs. in thousands)
Change in benefit obligations
Projected benefit obligations at beginning of the year	4,130	2,100
Service cost	2,214	1,416
Interest cost	296	157
Benefits payments	—	—
Actuarial (gain)/loss on obligations	(354)	457

Projected benefit obligations at the end of the year	6,286	4,130

Change in plan assets
Fair value of plan assets at beginning of the year	2,264	—
Return on plan assets	210	—
Employer contributions	1553	2,264
Actual benefits paid	—	—
Plan assets at the end of the year	4,027	2,264

Funded status	(2,259)	(1,866)
Unrecognized actuarial loss	—	—

Net prepaid (accrued) gratuity cost	(2,259)	(1,866)

Accumulated benefit obligation	1,702	1,341

The components of the net gratuity cost are reflected below:

	As of March 31,
	2007	2006
	(Rs. in thousands)
Service cost	2,214	1,416
Interest cost	296	157
Expected return on assets	(170)	—

Net gratuity cost	2,340	1,573

The actuarial assumptions used in determining the benefit obligation and the net gratuity cost are given below:

	As of March 31,
	2007	2006
Discount rate	8.00%	7.50%
Rate of increase in compensation levels	6.00%	6.00%
Rate of return on plan assets	8.00%	7.50%
The expected long term rate of return is an average of the expected long term returns for the fund held with LIC.

Investment strategy for plan assets maintained by the Life Insurance Corporation of India (‘LIC’)

The LIC administers the plan fund and it independently determines the target allocation by asset category. The LIC primarily invests the fund in government securities and other debt instruments. The selection of investments and the asset category is determined by LIC. The LIC’s strategy is to invest in a prudent manner to produce a return that will enable the fund to meet the required benefit obligations. The insurance industry in the country is highly regulated and the LIC, which is majority, owned by the Government of India, functions within regulated investment norms. As such, while the return on investments is subject to market interest rate and other risks, no untoward losses are expected to the plan assets. No such events have occurred in the history of operations of the fund. The payments to the plan fund started in March 29, 2006. As of March 31, 2007 all plan assets are invested in approved government securities only.

The benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter are as follows:

(Rs. in thousands)
Future estimated payments during the year ending March 31,
2008	80
2009	101
2010	257
2011	315
2012	599
Thereafter	5612

Total	6,964

The Company’s best estimate of contribution expected to be paid to the plan during the period 2007-2008 amounts to Rs. 1,839 thousand.

Effective March 31, 2007, the Company adopted the recognition and disclosure provisions of SFAS 158. While the adoption of SFAS 158 had no effect on the Company’s net income, it was, however, effected via gross charge to accumulated other comprehensive income of Rs. 47 thousand, net of related deferred income tax of Rs.16 thousand.

The effect of applying this statement on individual line items presented in the March 31, 2007 consolidated financial statements is as follows:

	Before		After
	application		application
Particulars	of SFAS 158	Adjustments	of SFAS 158

Deferred income taxes	33,862	16	33,878
Total Assets	33,862	16	33,878

Other liabilities (grouped under Account payable, accrued expenses and other liabilities)	2,307	47	2,260
Total liabilities	2,307	47	2,260
Accumulated Other Comprehensive Income (Loss)	(1,061)	(31)	(1,092)
Total Shareholders’ Equity	(1,061)	(31)	(1,092)

Provident fund

The Company contributed Rs. 3,615 thousand during the year ended March 31, 2007 (Rs. 2,280 thousand during March 31, 2006) towards provident fund.

12.	Income taxes

Components of the deferred tax balances

The tax effects of temporary differences are reflected through a deferred tax asset/ liability, which is included in the statement of financial condition of the Company.

Components of the deferred tax balances are set out below:

	As of March 31,
Particulars	2007	2006
	(Rs. In thousands)
Deferred tax assets
Furniture and equipment	6,806	12,185
Allowances for Debtors	25,924	1,009
Gratuity	671	470
Membership in exchanges	—	3,881
Stock Appreciation Rights	2,438	—
Bonus Payable	12,606	—
Preliminary Expenditure	65	—

	48,510	17,545
Valuation allowance	—	(3,881)

Total deferred tax asset	48,510	13,664
Deferred tax liability
Furniture and equipment	11	-
Undistributed earnings of subsidiaries	13,848	8,441
Gain on Exchange Shares	773	—

Net deferred tax asset	33,878	5,223

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax asset is dependent on the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of the projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Company will realize the benefits of those deductible differences. The valuation allowance as of March 31, 2006 relates to the long-term capital loss carried forward on membership in exchanges.

Reconciliation of tax rates

The Indian statutory tax rate consists of a basic rate (30% in 2007 and 2006) plus a surcharge, if any. During each of the years presented, legislation was enacted in the first few months of the fiscal year that changed the amount of the surcharge for that fiscal year and future years. The surcharge (including education cess) during years 2007 and 2006 has been 12.20% of the base tax rate.

DMCC incorporated in Dubai is operates in a tax-free jurisdiction.

The reported income tax expense differs from amounts computed by applying the enacted tax rates to income before income taxes as set out below:

	Year ended March 31,
	2007	2006
	(Rs. In thousands)

Income before income taxes	357,368	218,464
Statutory tax rate	33.66%	33.66%
Income tax expense at the statutory tax rate	120,290	73,534
Increase/(reduction) in taxes on account of:
Loss on misdeal	—	2,446
Change in valuation allowance	—	1,609
Dividend on marketable securities	(3,174)	—
Contribution to co-investment plan	2,973	—
Loss at MF Global Middle East DMCC (a non-taxable entity)	352	—
Income charged at rates other than statutory tax rate*	(16,518)	804
Fringe benefit tax	935	994
Tax on undistributed earnings of subsidiaries*	5,407	7,192
Others	(253)	1,792

Income tax expense reported	110,012	88,371

*	Income charged at tax rate other than statutory tax rate includes gain on fair valuation of BSE Limited shares for the year ended March 31, 2007 and profit on sale of investments for the year ended March 31, 2006, taxable as long term capital gain at a lower tax rate of 20% plus surcharge. Tax on undistributed earnings of subsidiaries represents long term capital gain subject to a lower tax rate of 20% plus surcharge.

Components of income tax expense/(benefit)
Components of income tax expense/ (benefit) from operations are set out below:

	Year ended March 31,
	2007	2006
	(Rs. In thousands)
Current	138,650	75,960
Deferred	(28,638)	12,411

Income tax expense/ (benefit) reported	110,012	88,371

13.	Stockholders’ equity
The Company has only one class of common stock referred to as equity shares.
Dividends
Under the Indian Companies Act, dividends may be paid out of the profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend greater than 10% of the par value of its equity shares, a company is required to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10.0%, depending on the dividend percentage to be declared for such year. In case of a loss or inadequacy of current distributable profits, dividends can be distributed out of the general reserve.
Dividends payable to equity shareholders are based on the net income available for distribution as reported in the Company’s stand alone financial statements prepared in accordance with Indian GAAP. Hence, the consolidated net income in accordance with U.S. GAAP may, in certain years, either not be fully available or will be additionally available for distribution to equity shareholders.
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

The Company’s customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers’ accounts. In connection with these activities, the Company executes and clears customer transactions involving the purchase and sale of securities, which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer’s obligations. The Company seeks to mitigate the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin-levels daily and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.
The Company mitigates the risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.
The Company provided Rs. 73,300 thousand in 2007 (Rs. 2,600 thousand in 2006) as allowance for doubtful debts.
Concentrations of credit risk
The Company is engaged in brokerage activities in which counterparties primarily include foreign institutional investors, financial institutions, mutual funds and retail investors. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company’s policy to review, as necessary, the credit standing of each counterparty.
15.	Commitments and contingent liabilities
Operating lease commitments
The Company has obligations under long term operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space as of March 31, 2007, are approximately as listed below:

Rs. in
thousand
Lease rental commitments for the years ending March 31,
2008	19,068
2009	8,026
2010	1,101
2011	—
Thereafter	—

Total minimum lease commitments	28,196

Rent expense for the current year aggregated to Rs. 23,714 thousand (2006: Rs. 11,878 thousand) and is included in the occupancy expense line item on the consolidated Statements of income and comprehensive income.

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
16.	Related party transactions
The Company has entered into transactions with the following related parties:
▪	Significant stakeholders;

▪	Affiliates of significant stakeholders; and

▪	Employees/Directors of the Company.
Other income
Other income includes reimbursement for rent and electricity expenses of Rs. 870 thousand during March 31, 2007 (Rs. 4,329 thousand during March 31, 2006 towards service fee income and reimbursement for rent and electricity expenses) and referral fees of Rs. 9,738 thousand during March 31, 2007 received from affiliates of significant stakeholder.

Other expenses
Other expenses include internet expenses of Rs. 2,303 thousand during March 31, 2007 (Rs. 1,399 thousand during March 31, 2006) paid to significant stakeholder-SIFY.
Due from affiliates of significant stakeholders
Balances with affiliates of significant stakeholder as of March 31, 2007 amounts to Rs.4,648 thousand (Rs.73 thousand as of March 31, 2006) representing amount receivable for common expenses.
Due from employees
The Company has advanced general purpose loans to employees bearing interest rates of 4% per annum, with an average tenure of 1 year.  The loans are generally secured by the assets acquired by the employees.  Employee loan balances outstanding as of March 31, 2007 was Rs. 9,990 thousand (Rs. 1,905 thousand as of March 31, 2006) are included in other assets. The interest income of these loans amounts to Rs. 138 thousand for the year ended March 31, 2007 (Rs. 128 thousand for the year ended March 31, 2006)
17.	Fair value of financial instruments
Cash, deposits with clearing organizations, receivable/payables to broker-dealers and clearing organizations, accounts payable, accrued expenses and other liabilities, receivable/payable to customers approximate fair value because of short term maturity of these instruments. Securities are reported at fair value. During the year ended March 31, 2007 the company has recorded a gain of Rs.49,073 thousand on valuation of shares of BSE Limited at its fair value as on March 31, 2007.
18.	Share-based payments
On account of share-based payments, the Company recognized total charge of Rs.9,382 thousand in the consolidated statements of income, which is determined by amortizing the total cost on a straight-line basis over the vesting period.
Employee’s Stock Appreciation Scheme
During the current year, the Company introduced the ‘Stock Appreciation Rights Plan 2006’ (‘SARS Plan 2006’), and granted stock appreciation rights pursuant to the SARS Plan 2006 to eligible employees. The Company believes that such awards better align the interests of its employees with those of its shareholders. The stock appreciation rights vest with the employee on the day following the fourth anniversary of the grant date. The exercise price for the grant is zero.

In November 2006, the Company has granted a total of 711,247 SARs under the SARs Plan 2006 to the employees, with a weighted-average grant date fair value of SARs equal to Rs. 34 and fair value as of March 31, 2007 is Rs 42. The vesting shall commence after four years from the grant date of SARs when the Board adopts the audited financial statements of the Company. The participant can exercise the vested SARs within 90 days of the vesting date. There is no forfeiture, vesting or exercise of the grant during the year.
The Company has carried out an independent fair valuation of the stock appreciation rights as of March 31, 2007. The total unrecognized compensation costs relating to SARs to be recognized in future over the remaining vesting period (approximately 3.54 years) is estimated to be Rs. 21,522 thousand as of March 31, 2007.
The fair value of each SARs is estimated on the date of grant using a Black Scholes valuation model that uses the following variables:
Stock Price: Current value of the underlying asset is derived through a valuation exercise, wherein the profit earning capacity has been considered as an appropriate method of valuation.
Exercise price: As per the plan grant price of the SARs is Rs.NIL
The Company has no past track record for dividend payments. Hence, a zero percent dividend yield has been assumed for the purpose of the valuation.
Co-investment plan
The co-investment plan allows selected senior employees of Man Group, including the Company, to use a portion of their cash bonus to purchase Man Group stock for investment within the plan. Shares held as investment within the plan for at least three years are matched by four shares of Man Group shares. Participants vest into the matching Man Group shares after one additional year. The plan limits the total value that can received by a participant at 100% of their cash bonus, including both their original investment in the plan and matching shares of Man Group stock.
The Company requested Man Group plc for application of co-investment plan for certain senior employees. Man Group plc consented and framed an India sub-plan (‘Plan’) of co-investment scheme, which was approved by the board of Man Group on May 31, 2006. This Plan was later approved by the board of directors of the Company as on June 1, 2006.
During the year ended March 31, 2007, 4476 shares of Man Group plc were purchased by participants as part of the plan. During the year ended March 31, 2007, the Company contributed USD 200,000 (Rs.8,833 thousand) toward the purchase of additional shares to Man Group plc to ED & F Man Group (No.2) Employees’ Trust, who in turn issued 27,300 matching shares with a weighted-average grant date fair value of $ 6.84 to be held in trust. There was no forfeiture, vesting or exercise of the grant during the year. The total unrecognized compensation to be expensed is Rs. 6,625 thousand.
19.	Other Income
Other Income consists of the following:

	As of March 31
	2007	2006
	(Rs in thousands)
Penalty on Delayed Payment	28,719	11,425
Account Opening Charges	2,668	2,892
CTCL Fees	2,362	2,272
Research Fees	1,587	2,031
Others	26,592	10,684

Total	61,928	29,304

20.	Other Expenses
Other Expenses consists of the following:

	As of March 31
	2007	2006
	(Rs in thousands)
Advertisement & Business Promotion	45,418	27,912
Professional Fees	14,465	14,682
Traveling & Conveyance	15,388	8,923
Books, Postage, Printing & Stationary	33,958	20,255
Loss on account of error trades (net)	21,988	6,698
Repairs & Maintenance	1,687	1,935
Others	13,007	15,882

Total	145,911	96,287

Item 19. Exhibits

Number	Description

1.1	Amended Articles of Association of Sify Limited. (1)

1.2	Memorandum of Association of Sify Limited. (2)

1.3	Amendment of Memorandum of Association. (3)

2.1	Deposit Agreement, dated as of October 18, 1999, among Sify Limited, Citibank, N.A. and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depositary Receipt). (4)

2.2	Amendment No. 1 to Deposit Agreement among Sify Limited, Citibank, N.A. and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (4)

2.3	Amendment No. 2 to Deposit Agreement among Sify Limited, Citibank, N.A. and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (5)

2.4	Subscription Agreement dated November 10, 2005 between Sify Limited and Infinity Capital Ventures, LP. (9)

2.5	Standstill Agreement dated November 10, 2005 by and among Sify Limited, Infinity Capital Ventures, LP and Mr Raju Vegesna. (9)

2.6	Shareholders’ Agreement dated December 20, 2005 between Sify Limited, Infinity Satcom Universal (P) Limited, and Sify Communications Limited. (10)

2.7	Shareholders’ Agreement dated November 25, 2005 between Sify Limited and Man Financial. (11)

4.1	Associate Stock Option Plan 2000 (6)

4.2	Associate Stock Option Plan 2002 (6)

4.3	Associate Stock Option Plan 2005 (12)

4.4	Form of Indemnification Agreement. (7)

4.5	License Agreement for Provision of Internet Service, including Internet Telephony dated as of April 1, 2002 by and between Sify Limited and the Government of India, Ministry of Communications and Information Technology, Department of Telecommunications, Telecom Commission. (3)

4.6	Bank Guarantee, dated as of November 4, 1998. (2)

4.7	Agreement, dated November 10, 2004, between Sify Limited, Satyam Computer Services Limited, SAIF Investment Company Limited and Venture Tech Solutions Pvt. Ltd. (8)

8.1	List of Subsidiaries.

11.1	Code of Conduct and Conflict of Interest Policy (6)

12.1	Rule 13a-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a) Certification of Chief Financial Officer

13.1	Section 1350 Certification of Chief Executive Officer

13.2	Section 1350 Certification of Chief Financial Officer

15.1	Consent of KPMG in respect of the Sify Limited

15.2	Consent of KPMG in respect of Man Financial-Sify Securities India Private Limited for the fiscal year ended March 31, 2006

15.3	Consent of PWC in respect of Man Financial-Sify Securities India Private Limited for the fiscal year ended March 31, 2007

(1)	Previously filed as an exhibit to to the Report on Form 6-K filed with the Commission on February 17, 2005 and incorporated herein by reference.

(2)	Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Commission on October 4, 1999 and incorporated herein by reference.

(3)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on July 1, 2002 and incorporated herein by reference.

(4)	Previously filed as an exhibit to the Post-Effective Amendment No. 1 to Form F-6 filed with the Commission on January 5, 2000 and incorporated herein by reference.

(5)	Previously filed as an exhibit to the Registration Statement on Form S-8 (File No. 333-101322) filed with Commission on November 20, 2002 and incorporated herein by reference.

(6)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 29, 2004 and incorporated herein by reference.

(7)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-2 filed with the Commission on October 13, 1999 and incorporated herein by reference.

(8)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 30, 2004 and incorporated herein by reference.

(9)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 21, 2005 and incorporated herein by reference.

(10)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 7, 2005 and incorporated herein by reference.

(11)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 23, 2005 and incorporated herein by reference.

(12)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 30, 2006 and incorporated herein by reference.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SIFY LIMITED

	By:	/s/ Raju Vegesna

	Name:	Raju Vegesna
	Title:	Chief Executive Officer & Managing Director

	By:	/s/ Pijush Kanti Das

	Name:	Pijush Kanti Das
Date: October 15, 2007	Title:	Chief Financial Officer

Exhibit Index

Number	Description

1.1	Amended Articles of Association of Sify Limited. (1)

1.2	Memorandum of Association of Sify Limited. (2)

1.3	Amendment of Memorandum of Association. (3)

2.1	Deposit Agreement, dated as of October 18, 1999, among Sify Limited, Citibank, N.A. and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depositary Receipt). (4)

2.2	Amendment No. 1 to Deposit Agreement among Sify Limited, Citibank, N.A. and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (4)

2.3	Amendment No. 2 to Deposit Agreement among Sify Limited, Citibank, N.A. and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (5)

2.4	Subscription Agreement dated November 10, 2005 between Sify Limited and Infinity Capital Ventures, LP. (9)

2.5	Standstill Agreement dated November 10, 2005 by and among Sify Limited, Infinity Capital Ventures, LP and Mr Raju Vegesna. (9)

2.6	Shareholders’ Agreement dated December 20, 2005 between Sify Limited, Infinity Satcom Universal (P) Limited, and Sify Communications Limited. (10)

2.7	Shareholders’ Agreement dated November 25, 2005 between Sify Limited and Man Financial. (11)

4.1	Associate Stock Option Plan 2000 (6)

4.2	Associate Stock Option Plan 2002 (6)

4.3	Associate Stock Option Plan 2005 (12)

4.4	Form of Indemnification Agreement. (7)

4.5	License Agreement for Provision of Internet Service, including Internet Telephony dated as of April 1, 2002 by and between Sify Limited and the Government of India, Ministry of Communications and Information Technology, Department of Telecommunications, Telecom Commission. (3)

4.6	Bank Guarantee, dated as of November 4, 1998. (2)

4.7	Agreement, dated November 10, 2004, between Sify Limited, Satyam Computer Services Limited, SAIF Investment Company Limited and Venture Tech Solutions Pvt. Ltd. (8)

8.1	List of Subsidiaries.

11.1	Code of Conduct and Conflict of Interest Policy (6)

12.1	Rule 13a-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a) Certification of Chief Financial Officer

13.1	Section 1350 Certification of Chief Executive Officer

13.2	Section 1350 Certification of Chief Financial Officer

15.1	Consent of KPMG in respect of the Sify Limited

15.2	Consent of KPMG in respect of Man Financial-Sify Securities India Private Limited for the fiscal year ended March 31, 2006

15.3	Consent of PWC in respect of Man Financial-Sify Securities India Private Limited for the fiscal year ended March 31, 2007

(1)	Previously filed as an exhibit to to the Report on Form 6-K filed with the Commission on February 17, 2005 and incorporated herein by reference.

(2)	Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Commission on October 4, 1999 and incorporated herein by reference.

(3)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on July 1, 2002 and incorporated herein by reference.

(4)	Previously filed as an exhibit to the Post-Effective Amendment No. 1 to Form F-6 filed with the Commission on January 5, 2000 and incorporated herein by reference.

(5)	Previously filed as an exhibit to the Registration Statement on Form S-8 (File No. 333-101322) filed with Commission on November 20, 2002 and incorporated herein by reference.

(6)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 29, 2004 and incorporated herein by reference.

(7)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-2 filed with the Commission on October 13, 1999 and incorporated herein by reference.

(8)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 30, 2004 and incorporated herein by reference.

(9)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 21, 2005 at incorporated herein by reference.

(10)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 7, 2005 and incorporated herein by reference.

(11)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 23, 2005 and incorporated herein by reference.

(12)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 30, 2006 and incorporated herein by reference.