Form 20-F
period 2008-03-31
SIFY TECHNOLOGIES LTD
filed 2008-10-14
CIK 1094324

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
     (Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended March 31, 2008.
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from to

☐	SHELL COMPANY PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. Date of event requiring this shell company report
Commission file number 000-27663
Sify Technologies Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation at Registrant’s name into English)
Republic of India
(Jurisdiction of incorporation or organization)
Tidel Park, 2nd Floor
No. 4, Rajiv Gandhi Salai
Taramani, Chennai 600 113 India
(91) 44-2254-0770
(Address of principal executive offices)
(Name,Telephone,Email and/or Facsimile number and Address of Company Contact Person)
M.P.Vijay Kumar, Chief Financial Officer
(91) 44 – 2254 -0770; Fax (91) 44 -2254 0771

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered

None	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act

Title of each class	Name of each exchange on which registered

American Depositary Shares, each representing one Equity Share, par value Rs.10 per share	NASDAQ

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

Title of each class

None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
     55,637,082 Equity Shares were issued and outstanding as of March 31, 2008.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☑ No ☐
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
Large accelerated filer ☐                      Accelerated filer ☑                      Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
US GAAP ☐                      IFRS as issued by the IASB ☑                      Other ☐
Indicate by check mark which financial statement item the registrant has elected to follow
Item 17 ☐    Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐   No ☑

Currency of Presentation and Certain Defined Terms
     Unless the context otherwise requires, references in this annual report to “we,” “us,” the “company,” “Sify” or “Satyam Infoway” are to Sify Technologies Limited, a limited liability company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. Until December 2002, we were a majority-owned subsidiary of Satyam Computer Services Limited, a leading Indian information technology services company which is traded on the New York Stock Exchange and the major Indian stock exchanges. In January 2003, we changed the name of our company from Satyam Infoway Limited to Sify Limited. Subsequently, the name of the company was again changed to “Sify Technologies Limited” in October 2007. “Sify.com” and “SifyOnline” are trademarks used by us for which we have obtained registration in India. In this annual report, references to “$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, references to “Rs.,” “rupees” or “Indian rupees” are to the legal currency of India and references to “GBP” are to the legal currency of the United Kingdom. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year.
     For your convenience, this annual report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this annual report, all translations from Indian rupees to U.S. dollars contained in this annual report have been based on the noon buying rate in the City of New York on March 31, 2008, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on March 31, 2008 was Rs.40.02 per $1.00.
     Our financial statements are prepared in Indian rupees and presented in accordance with International Financial Reporting Standards, or IFRS. In this annual report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.
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
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
Selected Financial Data
     The following table presents our selected consolidated financial data. It is to be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements. The consolidated income statement and cash flow data for the years ended March 31, 2007 and March 31, 2008 and the consolidated balance sheet data as of March 31, 2007 and 2008 set forth below are derived from, and are qualified in their entirety by reference to, the Consolidated Financial Statements.
     Our Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
     Until December 31, 2007, Sify prepared its Consolidated Financial Statements and other interim financial information in accordance with US GAAP.
     Pursuant to SEC Release No. 33-8567, “First-Time Application of International Financial Reporting Standards,” Sify is only required to include Selected Financial Data prepared in compliance with IFRS extracted or derived from the Consolidated Financial Statements for the years ended March 31, 2007, and 2008 (earlier periods are not required to be included).
     Furthermore, pursuant to SEC Release No. 33-8879, “Acceptance from Foreign Private Issuers of Financial Statements Prepared in Accordance with International Financial Reporting Standards Without Reconciliation to U.S. GAAP,” Sify includes Selected Financial Data prepared in compliance with IFRS, without reconciliation to U.S. GAAP.
     The basis of preparation and transition to IFRS are described in detail in notes 2 and 3, respectively, to our Consolidated Financial Statements.

	Year ended March 31,		Year ended March 31,

Particulars	2008	2007	2008

(In thousands, except share			Convenience
and per share data)			translation into US$
			(see note 1 below)

Consolidated income statement
Revenues	6,006,215	5,444,853	150,080
Revenue from related parties	-	2,494	-

Total Revenue	6,006,215	5,447,347	150,080
Cost of goods sold and services rendered	3,419,122	2,939,329	85,438
Selling, general and administrative expenses	2,434,715	2,094,971	60,838
Depreciation and amortization expenses	394,337	463,780	9,854
Other income, net (4)	(46,152)	(66,320)	(1,153)
Total operating expenses	6,202,022	5,431,760	154,975
Operating (loss) / profit	(195,807)	(15,587)	(4,895)
Net finance income	104,101	128,642	2,603
Share of profit of equity accounted investee (net of income tax)	181,127	61,030	4,526
Profit / (Loss) before income taxes and minority interest	89,421	205,259	2,232
Income taxes	63,975	(66,113)	1,599
Profit / (Loss) before minority interest	25,446	271,372	633
Minority interest	30,142	30,531	752
Net (loss) / Profit	(4,696)	240,841	(119)
Net (loss)/Profit per share (2)
- Basic	(0.11)	5.64	(0.003)
- Diluted	(0.11)	5.63	(0.003)
Weighted-average number of equity shares used in computing earnings per equity share
- Basic	42,877,726	42,704,619	42,877,726
- Diluted	43,039,675	42,792,514	43,039,675

Particulars	Indian Rupees(1)		Convenience
			translation into
			US$
	March 31,		(see note 2 below)
(In thousands, except share and per share data)	2008	2007	2008

Balance Sheet data:

Cash and cash equivalents	1,507,327	3,071,157	37,664
Total assets	7,710,760	7,321,891	192,673
Total equity attributable to equity shareholders of the Company	4,694,984	4,538,906	117,316
Cash Flow Data

Net cash provided by (used in):
Operating activities	(839,869)	116,262	(20,987)
Investing activities	(756,300)	(708,316)	(18,898)
Financing activities	(585,200)	847,939	(14,622)
Other Financial Data – Reconciliation of Adjusted EBITDA to net profit / (loss)
Adjusted EBITDA from operations (3)	379,658	540,397	9,487
Add: Interest income	161,783	154,192	4,043
Less: Depreciation and amortization	394,337	463,780	9,854
Less: Interest expense	57,682	25,550	1,440
Less: Income tax expense / (benefit)	63,975	(66,113)	1,599

Net Profit / (loss)	25,446	271,372	633

Notes
1.
Convenience translation to U.S. Dollars done at the noon buying rate on March 31, 2008 of Rs.40.02 per $1.00, which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at this rate or at all.

2.
Reference to shares and per share amounts refer to our equity shares. Our outstanding equity shares include equity shares held by a depositary underlying our ADSs. [Effective September 24, 2002, one ADS represented one equity share].

3.	Adjusted EBITDA from continuing operations represents earnings (loss) from continuing operations before interest, taxes, depreciation and amortization.

4.	Refer to note 28 of the financial statements for the components of other income.

     Exchange Rates
     The following table sets forth, for each of the months indicated, information concerning the high and low number of Indian rupees for which one U.S. dollar could be exchanged based on the noon buying rate in the City of New York for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	High	Low
	Rs.	Rs.

January 2008	39.55	39.13
February 2008	40.11	39.12
March 2008	40.46	39.76
April 2008	40.45	39.73
May 2008	42.93	40.45
June 2008	42.97	42.38
July 2008	43.29	41.10
August 2008	43.74	42.01
The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York on the last day of each month during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal Year Ended
March 31	Period	Average	High	Low
	end
	Rs.	Rs.	Rs.	Rs.

2004	43.40	43.46	47.46	43.40
2005	43.62	44.86	46.45	43.27
2006	44.48	44.34	44.58	44.09
2007	43.10	45.12	46.83	42.78
2008	40.02	40.13	43.05	38.48
     On March 31, 2008, the noon buying rate in the city of New York was Rs.40.02 per $1.00.
Capitalization and indebtedness
     Not applicable.
Reasons for the offer and use of proceeds
     Not applicable.

RISK FACTORS
          The following risk factors, among others, could cause actual results to differ materially from those contained in forward-looking statements in this Annual Report on Form 20-F for the year ended March 31, 2008. Such factors, among others, could have a material adverse effect upon our business, results of operations and financial condition. This could cause the trading price of our ADS’s to decline and a loss of all or part of your investment.
          Please refer to the discussion of “Forward-Looking Statements” on page 5 of this Annual Report on Form 20-F in connection with your consideration of the risk factors and other important factors that may affect future results described below.
Risks Related to Sify Technologies Limited
We have added a number of new lines of business in the last five years, including the operation and licensing of public Internet cafés, as well as the provision of broadband services, security services, e-learning software development services, managed network services and infrastructure management services. It is therefore difficult to evaluate our company based on our historical results of operations.
     The industry we operate in is still evolving and therefore comparable benchmarks are not readily available. As of March 31, 2008, the Internet penetration in India was only 3% according to figures compiled from Telecom Regulatory Authority of India’s, or TRAI’s, Report on Performance of Telecom Industry, March 2008. The risks we face in the developing Internet service market include our ability to:
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
For the fiscal year ended March 31, 2008, we incurred net losses of Rs. 4.696 million and for the fiscal year ended 31 March, 2007 we made net profit of Rs. 240.841 million. We may incur additional losses in the future because our business plan inter alia calls for additional corporate customers and subscribers to maintain profitability and failure to attract such corporate customers may adversely affect our business and result of operations.
     We may incur operating losses as we expand our services, advertise and promote our brand and respond to competition. Our business plan assumes that businesses in India will demand private network and related services. Our business plan also assumes that an increasing number of consumers and corporate customers in India will be attracted to and use Internet access services, content available on the Internet and other connectivity services offered by us. The loss of major clients, a decrease in the volume of business they provide us or a decrease in the price at which we sell our services to them could adversely affect our revenues. Accordingly, we cannot assure you that we may not incur operating losses in the future or we will be able to sustain profitability.
We may be required to further modify the rates we charge for our services in response to new pricing models introduced by new and existing competition which would significantly affect our revenues.
     Our corporate network/data services business faces significant competition from well-established companies, including Bharti Airtel, Tata Communications Limited or TCL, Reliance Infocomm, HCL Infinet, Tata Teleservices and the incumbent government-owned telecommunication companies, Bharat Sanchar Nigam Limited or BSNL, and Mahanagar Telephone Nigam Limited or MTNL. A significant number of competitors have entered India’s liberalized Internet service provider industry. New entrants into the national Internet service provider market in India, especially the state run telecommunication companies, may enjoy significant competitive advantages over our company, including greater financial resources, which could allow them to charge prices that are lower than ours in order to attract subscribers. These factors have resulted in periods of significant reduction in actual average selling prices for consumer Internet Service Provider, or ISP, services. We expect the market for Internet access and other connectivity services to remain extremely price competitive. Increased competition may result in operating losses, loss of market share and diminished value in our services, as well as different pricing, service or marketing decisions. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as the availability of skilled employees in India, the price at which our competitors offer comparable services, and the extent of our competitors’ responsiveness to their clients’ needs. We cannot assure you that we will be able to successfully compete against current and future competitors.

We are required to comply with certain conditions imposed by the Government of India or GOI in connection with the National Long Distance/International Long Distance or NLD/ILD licenses issued to Sify Communications Limited (Sify Comm), our subsidiary company, on a continuous basis during the validity of the licence period.
     On November 21, 2006, Sify Comm executed two License Agreements with the GOI, for NLD / ILD services respectively, which enable Sify Comm to provide VPN services. Sify Comm furnished bank guarantees for Rs.200,000 each for NLD and ILD licenses to GOI. These licenses are valid for an initial period of 20 years and can be renewed for another 10 years at one time, upon request of the licensee made during the 19th year of license. The above licenses have imposed certain conditions to be complied with by Sify Comm on a continued basis to maintain the validity of the license during the license period. The following are the important conditions:
•	Sify Comm is required to ensure that the foreign holding does not exceed 74% of its outstanding capital, which is the threshold limit of Foreign Direct Investment for the Telecom sector.

•	The Managing Director, Chief Technical Officer and Chief Financial Officer shall be resident Indian citizens.

•	Sify Comm shall maintain its net worth as well as paid up capital of Rs.250 million.

•	Sify Comm shall pay an annual fee at 6% of the Adjusted Gross Revenue to Department of Telecommunications or DOT.

•	In addition to the above, Sify Comm is required to furnish all information to DOT and Telecom Regulatory Authority of India or TRAI.
Our marketing campaign to establish brand recognition and loyalty for the Sify Broadband, Sify Max, Sify and iway brands could be unsuccessful, which could adversely affect our business and results of operations.
     In order to expand our customer base and increase traffic on our websites, we must establish, maintain and strengthen the Sify Broadband, Sify Max, Sify and iway and other key brands. We plan to continue to incur significant marketing expenditure to establish brand recognition and brand loyalty. If our marketing efforts do not produce a significant increase in business to offset our marketing expenditure, our losses will increase or, to the extent that we are generating profits, our profits will decrease. Furthermore, our Internet portal will only be more attractive to advertisers if we have a large audience of consumers with demographic characteristics that advertisers perceive as favorable. Therefore, we intend to introduce additional and enhanced content, interactive tools and other services and features in the future in an effort to retain our current subscribers and users and attract new ones. Our reputation and brand name could be adversely affected if we are unable to do so successfully.
If our efforts to retain our customers through past investment in network infrastructure and ongoing investment in online content offerings and customer and technical support are unsuccessful, our revenues will decrease without a corresponding reduction in costs.
     Our sales, marketing and other costs of acquiring new customers are substantial, relative to the fees actually derived from these customers. Accordingly, our long-term success depends to a great extent on our ability to retain our existing customers, while continuing to attract new customers. We have invested significant resources in our network infrastructure and continue to invest in online content offerings and in our customer and technical support capabilities to provide high levels of customer service. We cannot be certain, however, that these investments we have made in our network infrastructure and content offerings will maintain or improve subscriber retention. We believe that intense competition from our competitors has caused, and may continue to cause, some of our customers to switch to our competitors’ services. In addition, some new customers use the Internet only as a novelty and do not become consistent users of Internet services, and therefore are more likely to discontinue their service. Any decline in our customer retention rate would likely decrease the revenues generated by our Internet access services division. We may not be able to realize sufficient future revenues to offset our past investment in network infrastructure and our ongoing investment in online content offerings and technical support or achieve positive cash flow or profitability in the future.

Despite the company’s best efforts to optimize costs, our future operating results could fluctuate in part because our expenses are relatively fixed in the short term while future revenues are uncertain, and any adverse fluctuations could negatively impact the price of our ADSs.
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
     We plan to continue to expand and develop content and enhance our technology. Many of our expenses are relatively fixed in the short-term. We cannot assure you that our revenues will increase in proportion to the increase in our expenses. We may be unable to adjust spending quickly enough to offset any unexpected revenues shortfall. This could lead to a shortfall in revenues in relation to our expenses and adversely affect our revenue and operating results.
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
     Over the last several years, we have experienced a period of significant revenue growth. This growth has placed, and will continue to place, a significant strain on our managerial, operational, financial and information systems resources. We will have to implement new operational and financial systems and procedures and controls, expand our office facilities, train and manage our employee base and maintain close coordination among our technical, accounting, finance, marketing, sales and editorial staff. If we are unable to manage our growth effectively, we will be unable to implement our strategy, we may lose customers and the quality of our services and products may decline. These factors in turn could negatively affect the growth of our business and harm the value of our shareholders’ investment.
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
     Our technical know-how is a significant independent asset, which may not be protected by intellectual property rights such as patents, but is protected only by maintaining its confidentiality. As a result, we cannot be certain that our know-how will remain confidential in the long run. Employment contracts with certain of our employees who have special technical knowledge about our products or our business contain a general obligation to keep all such knowledge confidential and such obligation extends for a period of two years after the termination of employment. In addition to the confidentiality provisions, these employment agreements typically contain non-competition clauses. If either the confidentiality provisions or the non-competition clauses are unenforceable, we may not be able to maintain the confidentiality of our know-how. In the event that confidential technical information or know-how about our products or business becomes available to third parties or to the public, our competitive advantage over other companies in the wireless based IP/VPN industry could be harmed which could have a material adverse effect on our current business, future prospects, financial condition and results of operations.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.
     Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and NASDAQ Global Market rules are creating uncertainty for companies like ours. We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities. In addition, the new or changed laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, Chief Executive Officer, and Chief Financial Officer could face an increased risk of personal liability in connection with their performance of duties and our SEC reporting obligations. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business. If we fail to comply with new or changed laws or regulations, our business and reputation may be harmed.
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
     We may attempt to grow our business through acquisitions. We are actively seeking opportunities to expand our corporate services business, including through possible acquisition transactions in India, the United States or elsewhere. We may acquire or make investments in other complementary businesses, technologies, services or products, or enter into additional strategic partnerships with parties that can provide access to those assets, if appropriate opportunities arise in the future. From time to time, we have had discussions and negotiations with a number of companies regarding our acquiring, investing in or partnering with their businesses, products, services or technologies, and we regularly engage in such discussions and negotiations in the ordinary course of our business. Some of those discussions also contemplate the other party making an investment in our Company. We may not identify a suitable acquisition, investment or strategic partnership candidates in the future, or if we do identify suitable candidates, we may not complete those transactions on commercially acceptable terms or at all. In addition, the key personnel of an acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses, which could adversely affect our operating results and cause the price of our ADSs to decline. Furthermore, we may incur indebtedness or issue additional equity securities to pay for any future acquisitions. The issuance of additional equity securities would dilute the ownership interests of the holders of our ADSs.

Our financial results are impacted by the financial results of entities that we do not control.
     We have a significant, non-controlling minority interest in MF Global Sify Securities India Private Limited (formerly known as Man Financial Sify Securities India Private Limited) that is accounted for under IFRS using the equity method of accounting. Under this method, we generally are obligated to report as “share of profit of equity accounted investee” a pro rata portion of the net income after tax of any such company in our statement of operations even though we do not control the other company, subject to limitations in the case of losses that exceed our cost of investment. Thus, our reported results of operations can be significantly increased or decreased depending on the results of MF Global Sify Securities India Private Limited or other companies in which we may make similar investments even though we may have only a limited ability to influence these activities.
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
     As of March 31, 2008, 3,887 cybercafés, representing substantially all of the iway cafes, were franchised by our company. Broadband Internet access to homes was provided through a network of about 1,966 CTOs. Our relationships with franchisees and CTOs are subject to a number of special risks. For example, we do not operate or control our franchisees or CTOs, and they may not meet their obligations under our agreements with them. The failure of a franchisee or CTO to provide quality services to its customers could result in end user dissatisfaction with our company. We may become involved in disputes with our franchisees or CTOs, which may result in litigation or the termination of one or more of our agreements. Our franchisees or CTOs could attempt to organize themselves into unions in order to negotiate more favorable terms in our agreements. Any failure to continue our relationships with our franchisees or CTOs on favorable terms could reduce the size of our market share for Internet access in India and decrease the revenues generated by our Internet access services division. Our company does not provide any financial support or guarantee to the franchisees. Damage to the relationship with our cybercafe franchisees may adversely affect our business and results of operations.
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
     Currently, only a relatively limited number of customers use our corporate network, our Internet service provider services and our Internet portal. We must continue to add to our network infrastructure to accommodate additional users, increasing transaction volumes and changing customer requirements. We may not be able to project accurately the rate or timing of increases, if any, in the use of our websites or upgrade our systems and infrastructure to accommodate such increases. Our systems may not accommodate increased use while maintaining acceptable overall performance. Service lapses could cause our users to use the online services of our competitors, and numerous customer defections may adversely affect our results of operations.
Success of the acquired on line travel business in the United States depends on various factors, and to a large extent, beyond our control.
     The success of our online travel and travel related business, through our acquisition of Globe Travels depends on various factors, among other things:
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
It is possible that we may not be able to pay cash dividend in the near future. Accordingly, investors must rely only on the price appreciation of the ADS to realise a positive return on their investment. Investors seeking cash dividend should not purchase our ADS.
Risks Related to the ADSs and Our Trading Market
The interests of our significant shareholder, Infinity Capital Ventures, L.P., USA (Infinity Capital) may differ from your interests.
     We believe that Infinity Capital owns approximately 42% of our outstanding equity capital. Mr. Raju Vegesna, serves as our Chairman of the Board of Directors. Mr. P.S. Raju serves on our Board of Directors as a nominee of Infinity Capital. As a result, Infinity Capital will be able to exercise significant influence over many matters requiring approval by our Board of Directors and/or our shareholders, including the election of directors and approval of significant corporate transactions, such as a sale of our Company. Under Indian law, a simple majority is sufficient to control all shareholder action except for those items, which require approval by a special resolution. If a special resolution is required, the number of votes cast in favor of the resolution must not be less than three times the number of votes cast against it. Examples of actions that require a special resolution include:
•	altering our Articles of Association;

•	issuing additional shares of capital stock, except for pro rata issuances to existing shareholders;

•	commencing any new line of business; and

•	commencing a liquidation.
     Circumstances may arise in which the interests of Infinity Capital, or a subsequent purchaser of the shares owned by Infinity Capital, could conflict with the interests of our other shareholders or holders of our ADSs. Infinity Capital could delay or prevent a change of control of our company even if a transaction of that sort would be beneficial to our other shareholders, including the holders of our ADSs.

Holders of ADSs are restricted in their ability to exercise preemptive rights under Indian law and thereby may suffer future dilution of their ownership position.
     Under the Indian Companies Act, 1956, a public company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders, whether on a show of hands or on a poll, holding not less than three times the number of votes, if any, cast against the resolution
     U.S. holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless approval of the Ministry of Finance of the Government of India is obtained and a registration statement under the Securities Act of 1933, as amended, is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any given registration statement as well as the perceived benefits of enabling the holders of our ADSs to exercise their preemptive rights and any other factors that we deem appropriate to consider at the time the decision must be made. We may elect not to file a registration statement related to preemptive rights otherwise available by law to our shareholders. In the case of future issuance, the new securities may be issued to our depositary, which may sell the securities for the benefit of the holders of the ADSs. The value, if any, our depositary would receive upon the sale of such securities cannot be predicted. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in our company would be reduced.
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
     Under Indian law, subject to the presence in person at a shareholder meeting of persons holding equity shares representing a quorum, all resolutions proposed to be approved at that meeting are voted on by a show of hands unless a shareholder present in person and holding at least 10% of the total voting power or on which an aggregate sum of not less than Rs.50,000 has been paid-up, at the meeting demands that a poll be taken. Equity shares not represented in person at the meeting, including equity shares underlying ADSs for which a holder has provided voting instructions to the depositary bank, are not counted in a vote by show of hands. As a result, only in the event that a shareholder present at the meeting demands that a poll be taken will the votes of ADS holders be counted. Securities for which no voting instructions have been received will not be voted on a poll. Accordingly, you may not be able to participate in all offerings, transactions or votes that are made available to holders of our equity shares.
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
We may not be able to maintain our Nasdaq Global Market listing.
     In order to maintain the listing of our ADSs on the Nasdaq Global Market, we are required to comply with, or obtain an exemption from, the continuing listing requirements of Nasdaq, including the $1.00 minimum bid price requirement. These requirements have and will continue to impose significant additional substantive and administrative requirements on all public companies listed on the Nasdaq Global Market, including foreign private issuers. We do not know whether we will be able to maintain our Nasdaq Global Market listing in the future.
An active or liquid market for the ADSs is not assured.
     We cannot predict the extent to which an active, liquid public trading market for our ADSs will continue to exist. Although ADS holders are entitled to withdraw the equity shares underlying the ADSs from the depositary at any time, there is no public market for our equity shares in India or the United States. The loss of liquidity could increase the price volatility of our ADSs.
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
     During the past decade, the Government of India has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The Government of India has changed six times since 1996, including in May 2004. The rate of economic liberalization, specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could also change. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.
Conflicts in South Asia and terrorist attacks in the United States, South Asia and around the world could adversely affect the economy and cause our business to suffer.
     South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and political and economic tensions could create a greater perception that investments in Indian companies involve higher degrees of risk. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our ADSs, the market for our services, and our results of operations.
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

The Government of India may change its regulation of our business or the terms of our license to provide Internet access services, Voice over Internet Protocol (VoIP) and VPN services without our consent, and any such change could decrease our revenues and/or increase our costs, which would adversely affect our operating results.
     Our business is highly regulated as per extant telecom policy of the Government of India. Our ISP license issued in the year 1998 runs for a term of 15 years. If the Company is unable to renew the ISP license for any reason, the Company will not be able to carry on the said business beyond license term, which may adversely affect our business or results of operations.
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
     The Company’s business is regulated as per the present policy of the Government of India. The Company’s ISP license issued in the year 1998 runs for a term of 15 years. If the Company is unable to renew the ISP license for any reason, the Company will not be able to carry on the said business beyond license term, which may adversely affect our business and results of operations.
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
     The statutory corporate income tax rate in India was 30% during fiscal 2008 and was subject to a 10% surcharge and 3% education cess, resulting in an effective tax rate of 33.99%. For fiscal year 2009, the statutory corporate income tax rate is still 30% and subject to a 10% surcharge and 3% education cess, resulting in an effective tax rate of 33.99%. We cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be implemented by the Government of India. The recent amendments to the Indian Income-tax Act, 1961 has resulted in the introduction of a fringe benefits tax, or FBT, that would be levied on employers. Under this FBT, employers would be required to pay a tax of 30% exclusive of applicable surcharge and cess on the taxable value of the fringe benefits or privileges that are provided or deemed to be provided to employees on a collective, rather than individual, basis. The impact of FBT for the year ended March 31, 2008 amounting to Rs. 16.91 million is included under selling and administration expenses.

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
     We face the risk that fundamental changes may occur in the delivery of Internet access services. Currently, Internet services are accessed primarily by computers and are delivered by modems using telephone lines. As the Internet becomes accessible by cellular telephones, personal data assistants, television set-top boxes and other consumer electronic devices, and becomes deliverable through other means involving digital subscriber lines, coaxial cable or wireless transmission mediums, we will have to develop new technology or modify our existing technology to accommodate these developments. Our pursuit of these technological advances, whether directly through internal development or by third-party license, may require substantial time and expense. We may be unable to adapt our Internet service business to alternate delivery means and new technologies may not be available to us at all. We provide wireless connectivity on the 5.7 GHz spectrum allotted to us by the Wireless Planning Commission. The spectrum allocation may be inconsistent with industry standards. The current capacity may be insufficient to offer a breadth of services. The Government may issue instructions to release the spectrum that we hold. High cost of spectrum acquisition may be inconsistent with our revenue and cost models. We may not keep up with the pace of the change that takes place in wireless technologies. The launch of DTH (Direct to Home) relay by service providers such as Tata Teleservices, Reliance, Dishnet and Sun TV may weaken the presence of Cable TV Operators (CTOs) in providing connectivity to homes through cables. Due to such competition, we may lose business from the CTOs for providing internet services through cables.
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

Item 4. Information on the Company
History and Development
          We were organized as a limited liability company under the laws of the Republic of India pursuant to the provisions of the Indian Companies Act, 1956 on December 12, 1995. Until December 2002, we were a majority-owned subsidiary of Satyam Computer Services, a leading Indian information technology services company traded on the New York Stock Exchange and the principal Indian stock exchanges. Our Company was formed as a separate business unit of Satyam Computer Services to develop and offer connectivity-based corporate services allowing businesses in India to exchange information, communicate and transact business electronically. We conduct substantially all of our business in India. Our subsidiaries include Sify Communications Limited, IndiaWorld Communications Limited, Sify International Inc. and Sify Networks Private Limited. The address of our principal executive office is Tidel Park, 2nd Floor, No. 4, Rajiv Gandhi Salai, Taramani, Chennai 600113 India, and our telephone number is 91-44-2254-0770.
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
          From the time we launched our corporate services in 1997, we have continually upgraded our technology to provide data services to corporate clients. We were the first Internet service provider in India to make our entire network IP-based and subsequently Multi Protocol Label Switching (MPLS)-enabled, which permitted us to continue to grow our corporate customer base. As of March 31, 2008, we provide data connectivity services to more than 2,300 corporate clients in industries ranging from information technology, manufacturing, banking and financial services industry, pharmaceuticals, retail distribution and the government.
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
          In a separate transaction, also on November 10, 2005, Infinity Capital entered into a Subscription Agreement with us pursuant to which, upon the terms and subject to the conditions set forth therein, Infinity Capital agreed to purchase from us approximately 6.7 million newly-issued equity shares or ADSs at a purchase price of US $5.60 per share in cash. The total purchase price for the newly issued shares was approximately US $37.5 million. This transaction was approved by our shareholders at our Extraordinary General Meeting held on December 23, 2005. Subsequent to the quarter end, in January 2006, we completed the transaction. Also on November 10, 2005, Sify, Infinity Capital and Mr. Raju Vegesna entered into a Standstill Agreement pursuant to which, upon the terms and subject to the conditions set forth therein, Infinity Capital agreed not to purchase more than 45% of our fully diluted equity. The Board of Directors waived the above clause through a standstill agreement passed through a Board resolution dated January 22, 2008.
          In connection with the transactions, Mr. Raju Vegesna of Infinity Capital was appointed as the Chairman of our Board of Directors. We also appointed Mr. P. S. Raju as the second nominee of Infinity Capital to our Board of Directors.
          Based on our review of filings made with the SEC, we believe Infinity Capital now owns approximately 42% of our outstanding equity shares as at March 31, 2008.
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
          Sify Networks Private Limited (formerly E Alcatraz Consulting Private Limited)
          In March 2004, we acquired E Alcatraz Consulting Private Limited, a company engaged in the business of providing security services to corporate customers, for a consideration of Rs.32.7 million.
          Globe Travels, USA.
          In April 2006, we acquired Globe Travels, USA., engaged in the business of selling online airline tickets in the U.S. with a special focus on the U.S.-India sector along with its Indian outfit for a consideration of USD $2.50 million, apart from 125,000 stock options and some conditional earn out payments. We believe this acquisition marks Sify’s entry into the fast growing online travel business, particularly e-ticketing, the category with highest revenues and fastest growth in online e-commerce today. We also believe that the addition of a travel portal is in line with the Company’s strategy of providing end-to-end services to Sify users.
Business Overview
          We are one of the largest integrated Internet, network and electronic commerce services company in India, offering end-to-end solutions with a comprehensive range of services delivered over a common Internet backbone infrastructure. Our services enable our business and consumer customers to communicate, transmit and share information, access online content and conduct business remotely using our private data network or the Internet. Our Internet and network services include the following:
•
Corporate Network/Data Services. We offer a suite of technology and network-based services that provide our corporate customers with comprehensive Internet and private network access. Our services enable our corporate customers to offer a full range of business-to-business and electronic commerce related services. We also provide managed infrastructure services and managed securities services in all aspects of infrastructure services, network security and hosting, with digital certificates based authentication service.

•
Internet Access Services. We offer dial-up Internet access, e-mail and web page hosting to consumers in India through convenient online registration and user-friendly software. In addition, we offer public Internet access to consumers through a retail chain of iway cybercafés. We also have agreements with certain cable television operators through which we offer Internet access through cable. As of March 31, 2008, we had approximately 1 million retail Internet access subscribers.

•
Online Portal Services. We operate online portals, such as www.sify.com, www.samachar.com and www.sifymax.in, that function as principal entry points and gateway for accessing the Internet by providing useful web-related services and links. We also offer related content sites specifically tailored to Indian interests worldwide.

•	Other. We facilitate web based learning for various organizations by digitizing and uploading content to facilitate the same.
          We began providing corporate network/data services to businesses in April 1998, and as of March 31, 2008 we had more than 2,300 corporate customers located principally in India. We launched our Internet service provider business in November 1998, becoming the first private Internet service provider to begin service after the Indian government opened the market to private competition. We also operate online portals, www.sify.com, www.sifymax.in, www.samachar.com, and related content sites specifically tailored for Indian interests worldwide. Sify.com is one of India’s leading portals with services in areas such as news, travel, finance, health and shopping in addition to e-mail, chat and search. Sifymax is a broadband portal offering live streaming and on demand video and audio content, news clips, TV reality shows and highlights of cricket matches.
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
          As of March 31, 2008, we operated 481 points of presence serving more than 400 cities across India, which we believe represents an estimated 95% of the installed personal computer base in India. Points of presence are telecommunications facilities located in a particular market which allow our customers to connect to the Internet through a local telephone call. Although our Internet service provider license permits us to establish and maintain our own direct connection to the international Internet, we no longer maintain satellite gateways. We provide international bandwidth by leasing capacity of multiple oceanic systems.
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
          Private market participants historically have not been able to exploit the market opportunities in India because the regulatory environment in India largely prevented any competition with the national government-controlled telecom providers. Until November 1998, the only Internet service provider permitted in India was Tata Teleservices, which began providing Internet access on August 15, 1995. On November 6, 1998, the government opened the Indian Internet service provider market to private competition and granted Internet service provider licenses. The licensees include cable television operators and joint ventures between local companies and large international telecom providers. Internet service provider licenses are granted for 15 years, with only nominal license fees. Currently, pricing of Internet service is not regulated by the Government of India, although it has the power to do so through policy directives. However, the interconnection charges between service providers are regulated by the TRAI(Telecom Regulatory Authority of India).
          Sify Business Model
          We believe that the growth of the Internet and other network services in India has been inhibited by relatively high costs for certain market segments and poor user experiences caused by an inadequate telecommunications infrastructure and slow network connection speeds. We are committed to expanding and enhancing our private network backbone and to providing high quality technical support to attract users to our services. We believe that our services provide our customers with the ability to exchange information, communicate and transact business over the Internet with speed, efficiency, reliability and security superior to other Internet service providers. Key advantages of the Sify business model include:
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

•
National private Internet protocol network backbone and Wireless delivery on the last mile. We operate a large national Internet protocol data network in India. As of March 31, 2008, we owned and operated 481 points of presence serving more than 400 cities across India, which we believe represents an estimated 95% of the installed personal computer base in India. Our network provides the platform for the national delivery of Internet access to consumers as well as the backbone for our full range of corporate network/data services. A significant portion of our last mile delivery for corporates, and almost the entire iway cybercafe network and hi–speed / broadband delivery to homes, is on the wireless mode, thereby enabling us to implement and deliver superior services compared to the wireline medium.

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

          Strategy
Our goal is to become the premier integrated Internet, network and electronic commerce solutions provider to businesses and consumers in India. Our principal business strategies to accomplish this objective are:
•
Invest in the continued enhancement and expansion of our network infrastructure to support customer growth, enter new markets and accommodate increased customer usage. We intend to continue to increase the capacity and geographic reach of our network in order to support subscriber growth, enter new markets and accommodate increased customer usage. We are committed to using proven technologies and equipment and to providing superior network performance. We have deployed asynchronous transfer mode, or ATM, switches on nine points of presence along our network. The rest of our network is based on Internet Protocol, or IP, and we are the first Indian service provider to have made our network Multi Protocol Label Switching (MPLS) compliant. As of March 31, 2008, we had substantial capacity of bandwidth lines, all from major telecommunications companies . We have also leased intercity links from multiple suppliers including BSNL, Bharti, Reliance and Power Grid corporation, such that each one of our nodes are accessible from at least two other nodes, if not by two long distance operators. We believe that as the size and capacity of our network infrastructure grows, its large scale and national coverage will create economies of scale. Being vendor neutral, we are able to procure bandwidth in a cost effective manner.

•
Increase penetration in our existing markets by expanding awareness of the “Sify” brand name to capitalize on our first mover advantage in India. We intend to capitalize on our first-to-market advantage in India to establish national service and a brand name in advance of other private competitors. As of March 31, 2008, we had approximately 1 million retail Internet subscribers and 3,887 cybercafés, of which 34 were owned by us and 3,853 were franchised. Approximately 99% of these iways are on broadband, which provides the user with significantly faster access speeds. Our marketing strategy includes print, television and radio advertising, direct mailing campaigns targeting personal computer owners and operating “cybercafés.” We are also actively promoting our broadband services to homes through cable television operators. As of March 31, 2008, we had agreements with more than 1,966 cable television operators across 136 cities in India. We believe that increased focus on delivery of broadband services by the Government of India, availability of broadband content, reduced cost of personal computers and increased purchasing capacity of the middle class in India will drive this business forward in the future. We are also continuously working on better alternative wireless technology to overcome the last mile challenges and to offer superior connectivity to homes.

•
Expand our services with new technologies to enable our customers to use the Internet more effectively. We continually seek to expand the breadth of our service offerings with new technologies. Our cybercafés prominently display the Sify and SifyOnline brands and offer a full range of our Internet connectivity services. We have previously introduced a number of other services, including VoIP, video conferencing, e-mail designed for regional Indian dialects, a user customized portal site and micro-payments

•
Provide more value added services by leveraging on the rapid growth of wireless Internet and mobile services in India and strengthen our Internet portal with more content tailored to Indian interests worldwide. Our portals www.sify.com and www.samachar.com, function as initial gateways to the Internet, the user’s starting point for web browsing and other Internet services, for our consumer Internet service provider subscribers and cybercafé users. We believe that our portals are media rich and user friendly, and the portals are interactive websites offering hyperlinks to a wide variety of websites and services, including our own websites. Our websites cater to a variety of Indian interests within and outside of India. To achieve our goal of developing the premier Internet portal focused on the Indian market, we intend to continue to expand and improve the quality of www.sify.com, and are developing additional content oriented towards topical and cultural interests of Indians worldwide

During the course of 2004-05, we also developed a broadband channel, Sify Max, that provides audio visual content to Sify subscribers including city live visuals relating to Mumbai, Delhi, Chennai, Bangalore and Hyderabad. We also created a short code 54545 for downloading ring tones and sending SMS to tap the growing mobile user market. To expand our short code product offering, we are also forming business alliances with copyright owners and mobile service providers. In addition, we are forming strategic alliances with several offline media partners to deliver content to our users. As the availability of Internet access expands in India, we believe that increasing numbers of Internet users will be attracted to our high quality websites and online content designed specifically for the Indian consumer. We will seek to attract advertisers, electronic commerce merchants and third-party content providers trying to reach our users in order to generate additional revenues for sify.com.

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

•
Superior end-user performance and customer support. We believe that we provide a high level of customer service, network performance and technical support to maximize customer satisfaction. A significant number of our employees are engaged in our customer service or technical support departments, which operate 24-hours-a-day, seven-days-a-week. Our network engineers continually monitor network traffic and congestion points to deliver high quality consistent network performance. Our backend processes are ISO 9001:2000 compliant for network operations, data center operations and customer care. Our strategy of providing superior network performance and customer service is designed to result in significant customer growth from referrals and industry recognition.

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
          SecureConnect (TM) is our comprehensive offering of secure, reliable and scalable IPVPN solutions that meet both mission-critical data networking and converged voice, video and data connectivity needs. It offers a variety of intranet and extranet configurations for connecting offices, remote sites, traveling employees and business partners, whether in India or abroad. Our platform of services includes:
•	SiteConnect (TM) which offers site-to-site managed MPLS-enabled IPVPN solutions for securely connecting regional and large branch offices within India to the corporate Intranet.

•
GlobalSiteConnect, an international site-to-site managed MPLS-enabled IPVPN solution, is used for securely connecting international branch offices to the corporate It provides connectivity anywhere in the world through Sify’s alliances and partnerships with global overseas service providers such as Global Crossing (GC), Asia Net.Com (ANC), and PCCW Global to name a few.

•
ExpressConnect, which offers a premium range of high-performance Internet bandwidth solutions for connecting regional offices, branch offices and remote locations to the corporate network. These solutions complement our SiteConnectrange of MPLS enabled IPVPN solutions, provide high-speed bandwidth in those situations where basic connectivity and cost are the top concerns

•
RoamConnect, is our national and international remote access VPN, which is used for securely connecting employees, while they are traveling, to the corporate intranet. RoamConnect features “single number access” to SifyNet from anywhere in the country and provides access from anywhere in the world through Sify’s alliances with overseas service providers such as Verizon, IPASS and Fiberlink.

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
          Data Centers. We operate India’s first level 3 Internet Data Centers (IDC) in Mumbai (Bombay), Chennai (Madras) and Bangalore, which are designed to act as reliable secure and scalable facilities to host mission-critical applications. We offer co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks, hire complete racks, and rent ‘secure cages’ at the hosting facility to meet their application requirements. We also offer a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration, network configuration as well as spares and replacement. Our Fort Knox platform for security management of hosted servers offers Service Level Agreement (SLA)-based security services to protect servers. Our Infrastructure Data Management Services (IDMS) service provides specific services related to building data centers, leveraging on our proven expertise to build world-class infrastructure. During 2006, Sify IDCs at TIDEL Park, Chennai, Vashi, Mumbai and Bangalore were certified as compliant with ISO 27001:2005 standards by British Standards Institution (BSI). Sify is the first organization to achieve this certification in India for Internet Data Centers.
          Digital Certification. In technical collaboration with Verisign, a leading provider of Internet trust services, we have formed a subsidiary, Sify Communications Limited, to provide managed digital certificate-based authentication services in India. Sify Communications Limited is the principal affiliate of Verisign in India and is a member of Verisign’s Global Affiliate Network. Sify Communications Limited was accredited as the first Certifying Authority for issuance of Certificate for Digital Signature by the Ministry of Information Technology, Government of India.
          Remote Management Services. This service provides continuous proactive management and support of customer operating systems, applications and database layers through specialized monitoring tools and infrastructure experts to ensure that our customers’ infrastructure is performing optimally.
          Our corporate network/data services division accounted for approximately 58.09% and 66.48% respectively, of our revenues in fiscal years 2007 and 2008. We believe that corporate services will continue to be the largest part of our business for the immediate future.

          VOIP Services. We offer a comprehensive VOIP services covering Managed Voice for Enterprises particularly in IT/ITES segment to meet their international business communications. As part of the service, our Hosted dialer platform is also provided to enable BPOs to use this infrastructure as a service.
          Internet access services.
          Our Internet access services for retail consumers include high-speed/broadband access to homes over cable, public Internet access from our network of iway cybercafés, VoIP and dial-up access to homes.
          Public Internet Access. We provide public Internet access to the large segment of the Indian population that does not own a personal computer through our network of iway cybercafés. Sify operates these iway cybercafés on a franchisee model. As of March 31, 2008, we had 3,887 iways in 180 cities, of which 3,853 cybercafés were franchised and 34 cybercafés were owned and operated by our company. We believe we are the largest branded network of cybercafés in India.
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
          The cybercafés are owned and operated by the franchisees. The franchisee procures the retail space, invests in furniture, interior decor, personal computers, point of sale signage and employs/trains the staff. The franchisee is responsible for the maintenance of the premises and interface with customers. We provide the complete back-end support, including bandwidth, the authentication/usage engine and the billing/collection system. The prices to be charged to the customers and the services that can be rendered are controlled by Sify. On average, these iways have about seven personal computers and operate in an area of about 250 square feet. All iways operate on a prepaid subscription model, and the end customer has the ability to browse from any of the iways using the roaming facility that Sify provides. The billing system allows us the option of charging different prices based on the services used, time of usage and the place of use. More than 99% of these cafés are connected through the wireless mode, on the 5.7 GHz or the 2.4 GHz spectrum, with a subscriber unit placed on the top of the building and connected to an access point in a tower that is within a 5 kilometre radius from this location. We believe the iways offer a superior browsing experience compared to other internetcafés that operate on either a leased line or an ISDN facility. Today, iways are being used for a multitude of services including VoIP, video conferencing, online examination centres, online games ,e-distribution points and value added services such as IRCTC and utility payments.
          Sify e-port. iways cyber café chain is re-branded as “sify e-port”.Sify e-port is today the largest chain of branded retail outlets in the country, empowering every user to reap the benefit of internet and its applications . As of March 31,2008, we had approximately 3,000 e-ports. During the year 2008, we have entered into agreements with clients such as Municipal Corporation of Greater Mumbai (MCGM) and Reliance Money for providing online access to their customers for e-commerce and other transactions. We have launched a model of e-port Xpress with a single PC with value added services as a kiosk chain offering services like travel ticket booking, bill payment, mobile recharge and e-commerce transactions in addition to internet browsing, chat, email and gaming.
          Voice Over Internet Protocol. VoIP can be used in India for making International calls. We have leveraged on our extensive network of iways to offer VoIP. As of March 31, 2008, more than 1,600 of the iways had the capability to provide VoIP. We have also started providing these services through standalone VoIP booths at various strategic locations (726 of them) in major cities. We offer the ability of making international calls to more than 165 countries, and have partnered with a few international carriers for carrying the traffic. These services are offered at prices that are up to 70% lower than those offered by the international long distance operators, and therefore provide a distinct value advantage to the end user. We use MPLS enabled technology that ensures voice clarity. Based on statistics provided by the various ISPs to TRAI, we enjoy the market share of around 20.3 % share of the Internet telephony market for the year ended March 31, 2008.

VoIP for home: In addition to offering VoIP services through iways and VoIP booths, we provide VoIP services for all home users. This product is called Sifytalk and is a PC 2 Phone prepaid product. By using the prepaid pack, the user will be able to make international calls from his PC to any international destinations. The user can use sifytalk by connecting to any broadband connection.
BroadBand/High Speed Internet to Home: We believe that the Sify Broadband Business Model, over the past few years, has emerged as the most unique and cost-efficient model for scaling up broadband across the country. It leverages the brand, marketing and technical abilities of Sify as an ISP and the strengths of cable operators in having right of way and the network required to connect customers at a marginal cost. We have launched a new internet pack called “Nights unlimited” for internet access, which provides unlimited download during the night time, i.e,from 10.00 P.M to 08.00 A.M to the user.
We believe that the combination of wireless to cable operator and cable to home (80 million cable homes) services will enable us to successful operate as a broadband operator. We believe that our current biggest strength as a broadband operator lies in our marketing. We have built our reputation through our focused and targeted investment and business development strategy. Due to our relations with cable operators, we can utilize our substantial network available to over 20 million homes in promoting our service on cable networks.
Innovation at Sify is a continuous process and coupled with customer focus, we have dedicated the entire power and control to our valued subscribers by introducing “Direct Renewal Facility”, which allows a Sify broadband subscriber to renew his connection at anytime of the day or night from the comfort of his home. Users whose validity has expired or pack amount is not available can login and re-charge their account. The subscriber gets full freedom to recharge according to the needs, convenience and at any time of the day-the recharge amount can be paid conveniently within three days from the time of recharge. We believe that the introduction of Sify Phone in 2007, the first of its kind in India to allow unlimited calls for a flat monthly charge of Rs. 230/- for our broadband subscribers, has greatly expanded the number of telephone users. Based on Voice over Internet Protocol, this facility will be available to Sify Broadband subscribers as a Closed User Group service.
Furthermore, to increase the penetration of broadband users by providing seamless connectivity for a home broadband user, we have launched a unique service called “Sify Anywhere”. This product allows the user to use the broadband service whilst at home, and while traveling, through dialup or any of the 3,887 Sify iways across India .
Our Internet access services division accounted for approximately 33.89% and 25.72%of our revenues in fiscal years 2007 and 2008 respectively.
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
          SifyMax.in provides live streaming and on demand video and audio content in 12 categories, including films and music, general entertainment, lifestyle, TV reality shows, podcasts, video blogs, business, sports and national news. Sify Max streams video content live (24 X 7) from TV channels like CNN-IBN & CNBC and hosts 3 radio stations offering Bollywood hits, latest chart-busters, Indipop and international in multiple languages. Sify Max has also been the official Internet partner of India’s most popular reality shows. Sify Max is a pioneer in live video streaming, having webcast the Indian budget 2007, Mumbai Marathon, Lakme Fashion Week, the India Today Conclave and cricket matches. We now also have city specific entertainment focused websites www.mumbailive.in, www.bangalorelive.in, www.hyderabadlive.in, www.delhilive.in and www.chennailive.in that focus on rich video content of interest to the residents of that particular city including shopping, best buys, cinema and entertainment, and popular restaurants in the city.

          We belive that NRIs, or non-resident Indians, have greater ease of access to the internet than Indians residing domestically. Our NRI news portal , www.samachar.com, focuses on Indian news and allows NRIs to stay connected to India by aggregating news from across all popular newspapers and other news portals. This portal provides a range of news in English and five Indian languages, entertainment and services, including money transfer and gifting, that help millions of NRIs. We also launched our NRI Finance site to cater to increasing financial needs of the NRI community.
          Sifymall.in, the online shopping mall, stocks products from India’s leading brands and products. We believe that it offers competitive prices and a secure and convenient method of purchase. Users can buy using their credit or debit card, pay cash on delivery or send a check.
          Sify Mobile was launched during the year 2004 with 54545 as its short code. Its focus has been on providing relevant regional content to cater to the burgeoning number of mobile users in India. The range of services includes downloadable ring tones, wallpapers, news, cricket scores and a variety of other interactive services. Sify mobile has also tied up with mobile operators to tailor specific applications and content of interest to mobile consumers.
          In fiscal years 2007 and 2008, our online portal services division accounted for approximately 4.82%, and 3.51% respectively, of our total revenues. The decrease in revenue from portal services is on account of drop in corporate orders and mobile business operations due to lesser margin as well as stress on operations and collections.
Corporate Customers
          We have established a diversified base of corporate customers in a variety of data intensive industries, including information technology enabled services (ITES), banking financial services and Insurance (BFSI), publishing, retail, pharmaceuticals and manufacturing. Our corporate customer base has grown to over 2,300 customers. The increased scope of the services we offer, particularly the provision of broadband services to our existing customers and International IPVPN services along with the increased reach of our network, has increased our market base.
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
Sales and Marketing
          Corporate Offerings. The principal focus of our sales and marketing staff is to acquire new customers and maintain account relationship with the existing corporate customers. We seek to penetrate this market through trade publication ads, industry trade shows and seminars for the benefit of industry associations and potential customers. As of March 31, 2008, we had 757 employees dedicated to sales and marketing exclusively for our corporate offerings.
          Consumer Offerings. A key element of our business strategy is to increase our brand awareness and market penetration among consumers through a number of means including an expanded advertising campaign focused primarily on print advertising, direct mail and free software to consumers who become subscribers.
          To increase Internet access and use of our websites by personal computer buyers, we have entered into arrangements with leading personal computer manufacturers to have our Internet access software bundled with their computers sold in India.
Technology and Network Infrastructure
          We operate a national internet protocol private data network with 481 points of presence serving more than 400 cities and towns across India, which we believe represents an estimated 95% of the installed personal computer base in India. We operate our network facilities and customer service operations, which gives us greater control over the utilization and quality of our network. We have designed and built our network using advanced technologies and equipment which allows us to continue to expand the geographic range of our network, integrate improved data processing technologies and enhance speed and capacity with little or no disruption to our customers.

          Geographic Coverage. Through our national network of points of presence, our business and consumer Internet access customers are able to access the Internet in most of the largest markets in India via a local phone call on dial-up or through our cybercafé chain or local leased lines or wirless. We have 481 points of presence, or POPs. These points of presence, or primary nodes, reside at the core of a larger Internet protocol network with a partially meshed topology architecture. We have additional points of presence, or secondary nodes/base stations, in other towns and cities. Each point of presence contains data communications equipment housed in a secure facility owned, leased or operated on an infrastructure co-location basis by our company located near a Bharat Sanchar Nigam Limited (BSNL), Mahanagar Telephone Nigam Limited (MTNL) or private basic service operator (BSO) telephone switching station. Most points of presence contain a modem bank which receives and aggregates incoming calls from customers who access our system by modem connection through a local call on the public telephone system, and then switches and routers aggregating broadband subscribers on wireless and fiber. The last mile of the Internet could be a leased line, ISDN or point-to-multipoint radio link in the 5.7, 2.5 or 3.3 gigahertz range which we have licensed from the Wireless Planning Commission. We also use 2.4 ghz radios, which do not require an operating license, in some locations. Our larger corporate customers access the point of presence directly through leased lines or wireless links.
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
          Corporate Network/Data Services. Our competitors for many private network services include government services companies that have built and operate their own private data networks. For Internet access, our main competitors are Bharti Televentures, Reliance Infocomm and Tata Teleservices, and our main competitors for domestic VPN includes terrestrial network providers, such as Bharti, Reliance and Tata Indicom, and satellite communications agencies, such as Bharti BT (which recently bought Comsat Max) and HCL Comnet. For international MPLS VPN, our main competition is from MCI, AT&T and Bharti BT.
          Internet Access Services. As of March 31, 2008, approximately 137 companies were operational with an Internet service provider license in India. During the last few years, BSNL and MTNL, the leading government owned telecom providers, have grown their dial-up businesses significantly by bundling their Internet services with basic telephony services. While the dial-up segment will grow, we expect the market for broadband Internet services to grow rapidly in the future due to additional telecom providers emerging as competitors. We expect the market for consumer Internet access to remain extremely price competitive as late market entrants attempt to acquire customers.
          There is no single significant competitor in the cybercafé space. Reliance Infocomm, a member of the Reliance group, has approximately 225 “webworlds,” Currently, the market is highly fragmented and dominated by individual entrepreneurs who own Internet cafés, with a few personal computers connected to the Internet through a leased line or ISDN line. With considerably lower overheads, these individuals are able to offer Internet access at lower rates. We compete by offering faster browsing speeds, improved overall ambience at our iways, convenient billing systems and roaming facilities

          Online Portal Services. There are several other companies in India that have developed websites, including rediff.com which completed its initial public offering in the United States in June 2000. The market is dominated by Sify.com, Rediff.com, Indiatimes.com, Yahoo.co.in, MSN.co.in and Google.com. Most of the services offered on these portals are similar with very little differentiation. Google established an office in India and began operations during the year ended March 31, 2005.
          All the above mentioned portals are competing for a share of the online services market in India, which is dominated by online advertising, mobile telephone short code revenues and e-commerce. In terms of the share of the online advertising market, we are one of the leading companies. However, we lag behind our competitors in mobile telephony short code and e-commerce services.
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
Intellectual Property
          Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We have filed a number of trademark and service mark applications for registering our product and service offerings. The registration certificates for some of the critical Trade Mark and service mark viz. “Sify”, “Sify com.”, “Internet works for you”, “Sify Online” have been received and the other are currently pending with regulatory authorities.
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
     In December 2004, the Government of India through DOT imposed new requirements on Internet Service Providers wishing to offer Internet Protocol - Virtual Private Network (IP-VPN) services. Consequently, we applied for permission to offer IP-VPN services, and the DOT, Government of India issued a letter of intent to us on December 30, 2004 regarding amendment of our existing ISP license to include provision of IP-VPN services. In January 2005, we paid a Rs.100 million one time entry fee and submitted a financial bank guarantee of Rs.10 million as required by the letter of intent.
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

          As the NLD and ILD licenses were under the regime of Department of Telecommunications, the notification of the GOI dated 7 November 2005 was required to be complied with to receive NLD and ILD licenses. The primary condition set out in the notification among other conditions was that, the total composite foreign holding by the applicant should not exceed 74 per cent. Given that the foreign shareholding in Sify was higher than the aforesaid threshold limit, Sify Communications Limited (Sify Comm), a wholly-owned subsidiary of the Company decided to obtain the NLD and ILD licenses in its name and made necessary applications in this regard. To facilitate this, Sify divested its stake in Sify Comm to the extent of 26% of its holding in Sify Comm, or 4,680 shares, to Infinity Satcom Universal, a related party, for a sale consideration of Rs.139,810 during the quarter ended December 31, 2005. Infinity Satcom Universal, a company incorporated under the laws of India, is owned by Ananda Raju Vegesna, who is the brother of Raju Vegesna, Chairman of Sify’s Board of Directors and the principal of Infinity Capital Ventures, LP (“Infinity Capital”).
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
Property, Plant and Equipment
          We own our approximately 100,000 square foot corporate headquarters located in Chennai (Madras), India and an approximately 20,000 square foot regional office in Mumbai (Bombay). We lease an approximately 3,500 square foot network operations center in Chennai, a 20,000 square feet data center in Vashi, Mumbai and a 6,000 square foot office space in Prabhadevi, Mumbai. Our Chennai facility houses our central network servers as well as our network staff which monitors network traffic, service quality and equipment at all our points of presence, or POPs, to ensure a reliable Internet service. We have POPs in 481 towns/cities across India. Most of our POPs are staffed 24-hours-a-day, seven-days-a-week. Our POPs average approximately 750 square feet at each location. We have backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability
Item 4A. Unresolved Staff Comments
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
          Pursuant to the SEC release (No. 33-8567) ‘First time adoption of International Financial Reporting Standards’, Sify has prepared and presented its financial statements under IFRS. Consolidated financial statements presented under Item 18 being the first IFRS financial statements, are covered by IFRS 1, ‘First time adoption of International Financial Reporting Standards’. Sify has applied IFRS 1 in making transition to IFRS, with April 1, 2006 as the date of transition to IFRS.
     In accordance with the presentation and disclosure of IFRS 1, the Group has provided:
•
a reconciliation of its equity reported under the previous GAAP (Generally Accepted Accounting Principles) to its equity under IFRSs for both of the following dates i.e., the date of transition to IFRS (April 1, 2006) and the end of the latest period presented in the entity’s most recent annual financial statements under previous GAAP (March 31, 2007).

•	a reconciliation of the income statement under previous GAAP for the latest period.
Disclosures relating to reconciliations etc required under IFRS 1 have been outlined in the notes to the consolidated financial statements.
Overview
          Please see the section entitled “Item 4. Information on the Company—Business Overview” in this Annual Report on Form 20-F.

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
Revenues
          Corporate network/data services
          Our corporate network/data services revenues primarily include revenue from sale of hardware and software purchased from third party vendors, connectivity services revenue and, to a lesser extent, revenues from the installation of the link and other ancillary services , such as e-mail, document management and domain registration. Generally, these elements are sold as a package consisting of all or some of the elements. We sell hardware and software purchased from third party vendors to our high value corporate clients. Our connectivity services include IPVPN services, Internet connectivity, last mile connectivity (predominantly through wireless), messaging services, security services and web hosting for businesses. We provide these services for a fixed period of time at a fixed rate regardless of usage, with the rate for the services determined based on the type of service provided, scope of the engagement and the Service Level Agreement, or SLA. Our web hosting service revenues are primarily generated from co-location services and connectivity services. Our security services revenues include revenue from consulting services, vulnerability assessment and penetration testing.
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
          Online portal services and content offerings
          Online portal services revenues include advertising revenues from the various channels of our Internet portal, www.sify.com. We enter into contracts with customers to serve advertisements in the portal, and we are paid on the basis of impressions, click-throughs or leads. Revenues also accrue from commissions earned on products and services rendered through www.sifymall.com, and also from value-added services that are rendered using our mobile telephone short code, 54545.
          Other services
          Other services include revenue from e-learning. We develop and upload content for e-learning to facilitate web-based learning in various organizations. We provide e-learning services on a time-and-materials or on a fixed-price basis.
In Note 35 to our Consolidated Financial Statements in this Annual Report on Form 20-F, we provide supplemental segment data, which provides separate revenue and operating income (loss) information for each of these business segments. This information is available in Item 18 — Financial Statements of this Annual Report on Form 20-F and is incorporated herein by reference.
Expenses
          Cost of goods sold and services rendered
          Corporate network/data services
          Cost of goods sold and services rendered for the corporate network/data services division consists of telecommunications costs necessary to provide services, customer support costs, cost of goods in respect of communication hardware and security services sold ,the cost of providing network operations, the cost of voice termination for VoIP services and other costs. Telecommunications costs include the costs of international bandwidth procured from Tata Teleservices and satellite gateway providers and are required for access to the Internet, providing local telephone lines to our points of presence, the costs of using third-party networks pursuant to service agreements, leased line costs and costs towards spectrum fees payable to Wireless Planning Commission, or WPC, for provision of spectrum in the 5.7 GHz range to enable connectivity to be provided on the wireless mode for the last mile. Other costs include cost incurred towards Annual Maintenance Contract (AMC), cost of installation in connectivity business, cost incurred in providing Hosting services, and Document Management Services (DMS) cost for application services. In addition, the Government of India has recently imposed an annual license fee of 8% of the adjusted gross revenue generated from the provision of IPVPN services under our ISP license for the period January 11, 2005 to December 31, 2005 and 6% of the adjusted gross revenue for the period from January 1, 2006 for incomes generated from IPVPN business.

          Internet access services
          Cost of goods sold and services rendered for the Internet access services division consists primarily of recurring telecommunications costs necessary to provide service to subscribers, direct costs paid to franchisees for running the iways and to cable television operators for providing Internet services through cable to customers, the cost of goods sold and services rendered share paid to franchisees and cable television operators, voice termination charges for VoIP services. The Government of India also has imposed an annual license fee of 8% of the adjusted gross revenue from the provision of VoIP services for the period January 11, 2005 to December 31, 2005 and 6% of the adjusted gross revenue of the VoIP from January 1, 2006 onwards. Another recurring cost included in cost of goods sold and services rendered is the personnel and related operating expenses associated with customer support and network operations.
          Online portal services and content offerings
          Cost of goods sold and services rendered for the online portal services and content offerings division includes the cost of procuring and managing content for the websites and cost of ringtones downloaded by using our mobile telephone short code 54545, the cost of procuring merchandise for e-commerce sales and the cost of bandwidth used for online portal services.
          Selling, general and administrative expenses
Selling, general and administrative expenses consists of salaries and commissions for sales and marketing personnel, salaries and related costs for executive, financial and administrative personnel, sales, marketing, advertising and other brand building costs, travel costs, and occupancy and overhead costs.
          Depreciation and amortization
          We depreciate our tangible assets on a straight-line basis over the useful life of assets, ranging from two to eight years and, in the case of buildings, 28 years. We do not amortize goodwill or indefinitely lived intangible assets recognized. We assess for impairment of long-lived assets under IAS 36. The carrying value of long-lived assets are compared with the adjusted estimated future cash flows at the identifiable business segment level. If the sum of such undiscounted cash flows is less than the aggregate carrying amount, the asset is not recoverable and the impairment loss is recognized.
          Stock compensation expense
          A total of 5.73 million equity shares are reserved for issuance under our Associate Stock Option Plans (ASOPs). As of March 31, 2008, we had outstanding an aggregate of 1,526,493 options (net of 127,442 options forfeited by employees and 28,293 options expired) under our ASOP with a weighted average exercise price equal to approximately Rs.193.90 ($4.84) per equity share. The unamortized stock compensation expense related to these grants amounted to Rs.90.11 million as of March 31, 2008. It may be relevant to note that, the compensation committee had, during the current year, allowed certain employees to surrender their (a) unvested (b) vested and (c) unexercised stock options and obtain fresh options at a discount of 10% of the market price under ASOP 2007 prevalent at the date of modification in lieu of the surrendered stock options. Consequent upon modification, 497,200 stock options of ASOP 2005 plan and 123,900 stock options of ASOP 2007 plan were replaced with an allotment of equal number of fresh options to those who surrendered. The incremental cost recognised in the current year in respect of such modified options amounted to Rs. 2.12 million.
Results of Operations
Year ended March 31, 2008 compared to year ended March 31, 2007
          Revenues. We recognized Rs.6,006.22 million ($150.08 million) in revenues for the year ended March 31, 2008, as compared to Rs.5,447.35 million for the year ended March 31, 2007, representing an increase of Rs.558.87 million, or 10.26%.

          The revenues generated by our corporate network/data services businesses increased by Rs.829.29 million, or 26.21%, from Rs.3,163.90 million for the year ended March 31, 2007 to Rs.3993.19 million for the year ended March 31,2008. The increase is attributable to increases in (i) connectivity revenues of Rs.258.77 million due to increase in the sales from new and existing customers, including Oriental Insurance Corporation Limited (OICL), ICICI, and Bajaj Allianz; (ii) hardware and software sales of Rs.279.96 million owing to high value orders from corporate clients, including from OICL; (iii) Hosting services revenues of Rs.106.37 million as a result of acquisition of high value contracts including from AT&T and Futura Groups; (iv) Voice services revenues of Rs.100.85 million due to high value contracts including from Sutherland and Cognizant Technology Solutions (CTS); (v) Application services revenues of Rs.77.20 due to increased focus in DMS business as well as a large order secured in Forum (vi) increase in the revenue of Infrastructure Management System (IMS) business to the extent of Rs.29.61 million and (v) other services revenues of Rs.11.05 million, which offset a decrease in revenues from assurance services of Rs.34.52 million caused by loss of projects executed under Sify Networks Private Limited. We currently have more than 2,300 corporate customers of our connectivity services.
          The revenues from consumer Internet access decreased from Rs.1,846.42 million for the year ended March 31, 2007 to Rs.1,545.23 million for the year ended March 31, 2008. The decrease was Rs.301.19 million, or 16.31%, over the previous year. The decrease was as a result of decreases in (i) dial-up revenues of Rs.76.40 million due to change over of most of the customers from dial-up facilities to broadband services,(ii) cyber cafe revenues of Rs.135.57 million, due to unexpected rent increases on the cybercafe premises ,(iii) voice revenues of Rs.126.39 million due to reduction in prices effected to meet the competitors who offer competitive prices to attract the customers and (iv) other services of Rs.14.90 million. These decreases have been off set by an increase of Rs.49.99 million from broadband services due to increased utilisation of services and Rs.2.08 million from other services.
          During the course of the year, the number of cybercafés increased from 3,638 to 3,887 as of March 31, 2008. The subscribers of the high speed Internet access to homes increased by more than 6.84% during the year, from approximately 215,000 as of March 31, 2007 to more than 218,000 as of March 31, 2008.
          Our online portal and content offerings division accounted for Rs.210.76 million of revenues for the year ended March 31, 2008, as compared to Rs.262.90 million for the year ended March 31, 2007, representing a decrease of Rs.52.14 million, or 19.83%. This decrease was on account of revenues from Corporate orders decreasing by Rs.35.50 million due to (i) a drop in corporate orders on account of the management decision to slow down the business for a reason of stress on operations and (ii) a decrease of Rs.12.72 million in revenues from travel services due to increased competition from the existing operators and (iii) a decrease in the revenue from other e-commerce activities amounting to Rs.3.92 million.
          Revenues from our other businesses increased by Rs.82.91 million from Rs 174.13 million for the year ended March 31,2007 to Rs 257.04 million, or 47.61% for the year ended March 31,2008 on account of an increase of increase in the E-learning revenues due to new projects and high volume of the business from the existing customers.
          Other income. Other income was Rs.46.15 million for the year ended March 31, 2008, compared to Rs.66.32 million for the year ended March 31,2007, representing a decrease of Rs.20.17 million, or 30.41%. Other income primarily comprises of income derived from duty credit entitlements under the “Served from India Scheme” (issued by the Government of India) in respect of the foreign exchange earnings from export of services. Decrease in duty credit entitlement is primarily on account of reduction of export revenues during the current year as compared to the previous year ended March 31, 2007.
          Cost of goods sold and services rendered. Cost of goods sold and services rendered was Rs.3,419.12 million for the year ended March 31, 2008, compared to Rs. 2,939.33 million for the year ended March 31, 2007, representing an increase of Rs.479.79 million, or 16.56%. This increase was due to (i) a Rs.278.62 million increase in hardware and software costs, (ii) a Rs.154.86 million increase in bandwidth costs, (iii) a Rs.122.35 million increase in directly attributable personnel costs to the technology and e-learning departments, (iv) a Rs.16.07 million increase in content cost, (v) a Rs.31.79 million increase in site development expenses, (vi) a Rs.10.54 million increase in revenue share paid to Telecom Regulatory Authority of India (TRAI) and (vii) a Rs. 7.23 million increase in other costs. These increases have been partly offset by a decrease of (a) Rs17.68 million in termination costs for VoIP services, (b) Rs.78.40 million in revenue share paid to franchisees and cable television operators, (c) Rs 25.65 million in the cost of vouchers sold through the online portals and (d) Rs.16.28 million in software purchased.
          The cost of goods sold and services rendered for our corporate network / data services increased by Rs.645.56 million from Rs.1,417.36 million for the year ended March 31,2007 to Rs.2,062.92 million for the year ended March 31, 2008, representing an increase of 46.70%, on account of (i) increase of Rs.251.90 million in cost of hardware to support the increased connectivity business, (ii) increase of Rs. 215.30 in bandwidth costs due to increase in capacity utilisation, (iii) increase of Rs.62.56 million in voice termination costs (costs incurred in providing ‘voice services’ to customers) due to increased volume of business, (iv) increase of Rs.46.20 million in other costs such as cost of AMC, cost of installation for connectivity business, cost of Hosting services provided to customers and the cost of DMS for Application services due to increased volume of business, (v) increase of Rs.24.40 million in the cost of software due to proportional increase in the sales of Sify secure, (vi) increase of Rs.21.70 million in the cost of hardware due to proportional increase in the sales of application services, (vii) increase of Rs.52.53 million in the domestic employee cost due to increase in the number of employees deployed and (viii) increase of Rs.25.40 million in direct employees cost on account of additional employees deployed for IMS projects. These increases have been offset by a decrease of (a) Rs. 14.10 million in the cost of safedoxx (a tool to ensure security of data) due to a reduced market requirements, (b) Rs.11.70 million in Broadband installation charges due to inclusion of this into the overall installation charges, (c) Rs.10.70 million in the direct cost of Sify Assure due to an exit of a large number of employees and (d) Rs. 14.27 million from others.

          The cost of goods sold and services rendered for our corporate Internet Access services decreased by Rs.209.31 million from Rs.1,247.41 million for the year ended March 31,2007 to Rs.1,038.10 for the year ended March 31, 2008, representing a decrease of Rs.209.31 million, or 16.78%, due to a decrease of (i) Rs.18.90 million in cost of equipment sold on account of a drop in equipment sales, (ii) Rs.77.30 million in the cost of goods sold and services rendered share paid to franchisees due to a drop in the Cybercafe revenue, (iii) Rs.61.50 million in the Voice termination costs due to a drop in the Voice revenue, (iv) Rs.62.90 million in the bandwidth due to better management of bandwidth, (v) Rs.9.70 million in other iway costs primarily due to reduction in cost of iway cards. These decreases have been offset by an increase of (a) Rs.11.10 million in the cost of goods sold and services rendered share paid to broadband business associates due to increase in broadband revenue and (b) Rs.5.80 million in line maintenance charges due to increase Line Maintenance Charges (LMC) revenues and Rs 4.09 million from other costs.
          The cost of goods sold and services rendered for our portal business decreased by Rs.2.02 million from Rs.123.02 million for the year ended March 31, 2007 to Rs.121.00 million for the year ended March 31, 2008, representing a decrease 1.64%, due to a decrease of Rs.25.70 million in cost of vouchers sold on account of a drop in corporate orders. This decrease has been impacted by an increase of (i) Rs.17.00 million in the content costs due to an increase in the number of ‘City Live’ program, (ii) Rs.2.70 million in the cost of payment gateways due to an increase in the revenue of sify mall, (iii) Rs.2.60 million in bandwidth cost iv) Rs 1.38 million from others.
          The cost of goods sold and services rendered for other services increased by Rs.45.56 million from Rs.151.54 million for the year ended March 31,2007 to Rs.197.10 million for the year ended March 31, 2008, representing an increase 30.06%, due to (i) Rs.40.96 million increase in cost of direct associates due to additional employees deployed for project in E-Learning revenue stream and (ii) Rs.4.60 million increase in other costs.
          Selling, general and administrative expenses. Selling, general and administrative expenses were Rs.2,434.72 million for the year ended March 31, 2008, compared to Rs.2,094.91 million for the year ended March 31, 2007, representing an increase of Rs. 339.75 million or 16.22%. The increase is primarily on account of increase in (a) manpower costs by Rs. 91.45 million due to addition of manpower resources (b) legal expenses by Rs 130.20 million due to one time payment in connection with the pending litigation with Yahoo, (c) facilities and other indirect expenses by Rs. 108.23 million due to increase in number of offices and increase in rent and maintenance charges for the existing offices, (d) Operating costs by Rs. 44.24 million on account of an increase in the operations and (e) travel expenses by Rs 29 million. This increase is partially offset by a reduction in selling and marketing expenses by Rs. 63.54 million.
          Depreciation and Amortisation expenses. Depreciation and amortization expenses were Rs.394.34 million for the year ended March 31,2008, compared to Rs.463.78 million for the year ended March 31,2007, representing a decrease of Rs.69.44 million, or (14.97%). The decrease is attributable to a reduction of Rs.56.69 million in depreciation as well as a decrease of Rs.13.16 million in amortization expense. The depreciation expense decreased by Rs.110.31 million due the changes made to the estimated economic life of certain assets and the decrease has been impacted by an increase of Rs.67.14 million on account of addition of new assets. The reduction in the amortisation expense is due to the carrying amount of intangibles in respect of technical know-how and portals and web content reached the residual value requiring no further amortisation.
          Net finance income. The net finance income was Rs.104.10 million for the year ended March 31, 2008, compared to Rs.128.64 million for the year ended March 31, 2007, representing a decrease of Rs.24.54 million, or (19.08%). The finance income was Rs.161.78 million for the year ended March 31, 2008, compared to Rs.154.19 million for the year ended March 31,2007, representing an increase of Rs.7.59 million caused by a rise in the interest income on bank deposits on account of increase in the rates of interest for such deposits. The finance expense was Rs. 57.68 million for the year ended March 31, 2008,compared to Rs.25.55 million for the year ended March 31, 2007, representing an increase of Rs.32.13 million caused by an increase of Rs.31.70 million in bank charges on account increase in borrowings, including demand loans against the deposits, fund based working capital facilities and non-fund based limits and Rs.0.43 million in interest paid towards finance leases.
          Share of profit of investment in associate. The share of profit of investment in associate was Rs.181.13 million for the year ended March 31,2008,compared to Rs.61.02 million for the year ended March 31,2007, representing an increase of Rs. 120.1 million, or 196.78%. The increase was due to improved financial performance of MF Global Sify Securities India Private Limited.

          Income tax expense. The income tax expense was Rs.63.98 million for the year ended March 31,2008,compared to a benefit of Rs. 66.11 million for the year ended March 31, 2007. The income tax expense represents the current tax and utilization of deferred tax assets created in respect of the carry forward business loss of its subsidiary, Sify Communications Limited. This utilization was due to the taxable profits earned by the subsidiary.
Foreign Exchange Fluctuations and Forwards
We enter into forward exchange forward contracts to mitigate the risk of changes in foreign exchange rates on cash flows denominated in U.S.dollars. We enter into forward contracts where the counter party is a bank. These contracts generally mature between one to six months. These contracts do not qualify for hedge accounting under IFRS. Foreign exchange contracts are marked to market as at the balance sheet date and recognised in the consolidated income statement.
Liquidity and Capital Resources
The following table summarizes our statements of cash flows for the periods presented:

	2008	2007	2008
			U.S. Dollars
Profit / (loss) before tax	89,421	205,259	2,232

Other adjustments for non-cash items	298,076	503,978	7,449
Income taxes paid	(168,426)	(56,697)	(4,209)
Net decrease (increase) in working capital	(1,058,940)	(536,278)	(26,460)
Net cash from / (used in) operating activities	(839,869)	116,262	(20,987)
Net cash from / (used in) investing activities	(756,300)	(708,316)	(18,898)
Net cash from / (used in) financing activities	(585,200)	847,939	(14,622)
Effect of exchange rate changes on cash and cash equivalents	(98)	(8,229)	(3)
Net increase / (decrease) in cash and cash equivalents	(2,181,369)	255,885	(54,507)

          Cash used in operating activities during fiscal year 2008 was Rs.839.87 million. This is primarily attributable to increase in trade and other receivables by Rs.678.05 million on account of relaxed credit policies, increase in corporate taxes paid by Rs. 168.43 million, deposit of Rs.550.00 million paid towards Special Economic Zone (SEZ) land and increase in trade and other payables by Rs. 460.21 millions.
          Cash provided by operating activities during fiscal year 2007 was Rs.116.26 million. This is primarily attributable to cash profits made from operating activities amounting to Rs. 709.23 million, party offset by an increase in trade and other receivables by Rs. 651.65 millions and increase in other assets by Rs. 21.90 million.
          Cash used in investing activities during fiscal year 2008 was Rs. 756.3 million, primarily as a result of expenditure on network equipment, servers, base stations and wireless equipments in connection with the expansion of our network of Rs.849.09 million and purchase of intangible assets of software licenses of Rs 30.24 million, partly offset on account of finance income of Rs. 121.16 million.
          Cash used in investing activities during fiscal year 2007 was Rs. 708.32 million, principally as a result of expenditure on purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network of Rs.686.32 million and purchase of intangible assets of software licenses of Rs.65.47 million.
          Cash used in financing activities for fiscal year 2008 was Rs.585.2 million, which consisted of net proceeds from issuance of common stock of Rs.116.81 million, and were offset by net repayment of borrowings from bank by Rs. 643.58 million.
          Cash provided by financing activities for fiscal year 2007 was Rs. 847.94 million, which consisted of net proceeds from issuance of common stock of Rs. 72.65 million, and borrowings from bank Rs. 800 million.
Research and development
          The Company does not have research and development activities and has also not undertaken any sponsored research and development activities.

Trends
          The information is set forth under the caption ‘Operating results’ included under Item 5 - ‘Operating and Financial review and Prospects’.
Off-balance sheet arrangements
          We have not entered into any off-balance sheet arrangements other than contractual obligations such as operating lease arrangements, disclosed below, as defined by SEC final rule 67 (FR-67) :Disclosures in Management’s Discussion and Analysis”.
Contractual obligations
Set forth below are our contractual obligations as of March 31, 2008:

	Payments due by period (Rs 000s)
Contractual Obligations	Total	Less	1-3 years	3-5 years
		than 1 year

Long Term Debt Obligations	-	-	-	-
Short term borrowings	774,063	774,063	-	-
Finance Lease Obligations	5,392	2,899	2,493	-
Non-cancellable Operating Lease Obligations	380,642	73,200	146,201	161,041
Purchase Obligations	618,541	618,541	-	-

Note
a) Other liabilities amounting to Rs.124,472 primarily comprise of deposits received from franchisees. For such amounts, the extent of the amount and the timing of payment / cash settlement are not readily estimable or determinable, at present. Accordingly, we did not include these under contractual obligations.
b) Standby letter of credit and guarantees disclosed in Note 37 (b) has not been included in the above mentioned table of contractual obligations.
c) In accordance with IAS 19 - Employee Benefits, the total accrued liability for defined benefit plans recognised as of March 31, 2008, was Rs. 42,250 and disclosed under ‘employee benefits’.

Recent Accounting Pronouncements
Following is a short description of new accounting standards becoming effective in 2008 or later.
•
IFRS 8 ‘Operating Segments’ introduces the ‘management approach’ to segment reporting, whereby segment reporting is based on internal management reporting and replaces IAS 14. IFRS 8 aligns segment reporting with the requirements of the US standard SFAS 131, “Disclosures about segments of an enterprise and related information.” IFRS 8 which Sify early adopted in 2008, will require the disclosure of segment information based on the internal reports regularly reviewed by the Group’s Chief Operating Decision Maker in order to assess each segment’s performance and to allocate resources to them.

•	Revised IAS 23 ‘Borrowing Costs’ removes the option to expense borrowing costs and requires that an entity capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The revised IAS 23 will become mandatory for the Group’s 2009 financial statements and will constitute a change in accounting policy for the Group. Sify will not early adopting IAS 23. The amendment is not expected to have a significant impact on Sify.

•	IFRIC 13 ‘Customer Loyalty Programmes’ addresses the accounting by entities that operate, or otherwise participate in, customer loyalty programs for their customers. It relates to customer loyalty programs under which the customer can redeem credits for awards such as free or discounted goods or services. IFRIC 13, which becomes mandatory for the Group’s 2009 financial statements, is not expected to have a material impact on the Consolidated Financial Statements.

•	IAS 1 ‘Presentation of Financial Statements’, applicable for annual periods beginning on or after January 1, 2009. This Standard permits early adoption except to the extent of amendment made by IAS 27 (as amended in 2008) in paragraph 106. This Standard would be adopted, by the Company as at April 1, 2009.

•	IFRS 3 (Revised), ‘Business Combinations’, as amended, is applicable for annual periods beginning on or after July 1, 2009. Early adoption is permitted. However, this Standard can be applied only at the beginning of an annual reporting period that begins on or after June 30, 2007. The Company would adopt this Standard with effect from April 1, 2009. IFRS 3 (Revised) primarily requires the acquisition-related costs to be recognized as period expenses in accordance with the relevant IFRS. Costs incurred to issue debt or equity securities are required to be recognized in accordance with IAS 39. Consideration, after this amendment, would include fair values of all interests previously held by the acquirer. Re-measurement of such interests to fair value would be required to be carried out through the income statement. Contingent consideration is required to be recognized at fair value even if not deemed probable of payment at the date of acquisition.

IFRS 3 (Revised) provides an explicit option on a transaction-by-transaction basis, to measure any Non-controlling interest (“NCI”) in the entity acquired at fair value of their proportion of identifiable assets and liabilities or at full fair value. The first method would result in a marginal difference in the measurement of goodwill from the existing IFRS 3; however the second approach would require recording goodwill on NCI as well as on the acquired controlling interest.

•	IAS 27, ‘Consolidated and Separate Financial Statements’, as amended, is applicable for annual periods beginning on or after July 1, 2009. Earlier adoption is permitted provided IFRS 3 (Revised) is also early adopted. This Standard would be adopted by the company as at April 1, 2009. It requires a mandatory adoption of economic entity model which treats all providers of equity capital as shareholders of the entity. Consequently, a partial disposal of interest in a subsidiary in which the parent company retains control does not result in a gain or loss but in an increase or decrease in equity. Additionally purchase of some or all of the NCI is treated as treasury transaction and accounted for in equity and a partial disposal of interest in a subsidiary in which the parent company loses control triggers recognition of gain or loss on the entire interest. A gain or loss is recognized on the portion that has been disposed of and a further holding gain is recognized on the interest retained, being the difference between the fair value and carrying value of the interest retained. This Standard requires an entity to attribute their share of net income and reserves to the NCI even if this results in the NCI having a deficit balance.

•	IFRIC 14, ‘IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction’ provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognized as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. The Company will apply IFRIC 14 from April 01, 2008. The Group has not yet determined the potential effect of this interpretation.

•
IFRS 2, ‘Share-based Payment – vesting conditions and cancellations’ specifies the definition of vesting conditions. Vesting conditions are only those conditions that determine whether the entity receives the services that entitle the counterparty to the share-based payment. Conditions other than these are non-vesting conditions. The amendment is not expected to have a significant impact on Sify.

Critical Accounting Policies
          Our accounting policies affecting our financial condition and results of operations are more fully described in Note 4 to our Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F. Certain of Sify’s accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
          Sify believes the following are the critical accounting policies and related judgments and estimates used in the preparation of its Consolidated Financial Statements. Management has discussed the application of these critical accounting estimates with our Board of Directors and Audit Committee.
Revenue Recognition
          Various streams of revenue are described below:
•	Corporate network/data services, which provides Internet, connectivity, security and consulting, hosting and managed service solutions;

•	Internet access services, from homes and through cybercafes;

•	Online portal services and content offerings; and

•	Other services such as development of e-learning software
          The core activity of the Group encompasses corporate network or data services, including internet and connectivity, customer internet access services, and to a lesser extent portal services, content offering etc. When the outcome of transactions can be reliably estimated, revenue from such services is recognised with reference to the stage of completion on the reporting date, determined by adopting an appropriate method that best reflects the contract terms, e.g. time-period (connectivity, web-hosting services) time and material basis (IT infrastructure services), fixed man-month rate basis (e-learning software development services), proportionate performance achieved, or on actual usage basis (internet Telephony). Revenue recognition from transactions that involve a number of acts or services, revenue recognition is postponed until the significant act is executed as appropriate.
          Public internet access is provided to customers through a chain of franchisee cyber café outlets, network of cable operators and to a lesser extent, Sify owned cybercafés. Initial franchisee fee is recognised as revenue at the time of commencement of operations by the franchisee. Internet access revenue is recognised based on usage by the customer.
          Commission earned from electronic commerce transactions, etc. is recognized when the transactions are completed. Revenue from advertisements displayed on portals is recognised rateably over the period of contract. Revenues from value-added services that are rendered using Sify’s mobile telephone short code, 54545 are recognized upon delivery of the content/ring tones to the end subscriber and confirmation by the mobile phone service provider.
          Revenue from sale of products is recognised when it is probable that the economic benefits associated with the transaction will flow, and after ensuring that (i) significant risks and rewards of ownership of goods are transferred to buyer, (ii) when there is no continuing managerial involvement nor does any effective control over goods sold exist, and (iii) amount of revenue, as also the cost incurred or to be incurred can be measured reliably

          All revenues are shown exclusive of sales tax and service tax and net of applicable discounts and allowances.
Revenue Arrangements with Multiple Deliverables
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
          The arrangement consideration is allocated to the units of accounting based on their fair values. The revenue recognized for the delivered items is limited to the amount that is not contingent upon the delivery or performance of the undelivered items. In certain cases, the application of the contingent revenue provisions could result in recognizing a loss on the delivered element. In such cases, the cost recognized is limited to the amount of non-contingent revenues recognized and the balance of costs are recorded as an asset and are reviewed for impairment based on the estimated net cash flows to be received for future deliverables under the contract. These costs are subsequently recognized on recognition of the revenue allocable to the balance of deliverables.
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
Business Combinations, Goodwill and Intangible Assets
          We account for business combinations in accordance with IFRS 3, Business Combinations. Cash and fair value of other purchase consideration given plus costs directly attributable to acquisition is included in determining the cost of acquisition. A liability for contingent consideration is recognised as soon as payment becomes probable and the amount can be reliably measured. The assets acquired and liabilities and contingent liabilities assumed generally are recognised at fair value.

          Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. We generally seek the assistance of independent valuation experts in determining the fair value of the identifiable tangible and intangible net assets of the acquired business.
          When the acquirer’s interest in the net fair value of the assets acquired and liabilities and contingent liabilities assumed exceeds the cost of acquisition (negative goodwill), any excess is recognised in profit or loss immediately after reassessing the identification and measurement of the assets acquired.
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
Estimated Useful Lives of Property, Plant And Equipment
          In accordance with IAS 16, Property, Plant and Equipment, we estimate the useful lives of plant and equipment in order to determine the amount of depreciation expense to be recorded during any reporting period. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods. Likewise, if the anticipated technological or other changes occur more slowly than expected, the useful lives could be extended. This could result in a reduction of depreciation expense in future periods.
Impairment
          In accordance with IAS 36, Impairment of Assets, we review non-financial assets, including property, plant and equipment, intangible assets and goodwill and investments in associates. Impairment testing is required when there is an indicator of impairment.
          Annual impairment testing is required for goodwill and intangible assets that either are not available for use or that have indefinite useful life. This impairment test may be performed at any time during a financial year provided that it is performed at the same time each year. Goodwill is allocated to cash-generating units (CGUs) or groups of CGUs that are expected to benefit from the synergies of the business combination from which it arose. The allocation is based on the level at which goodwill is monitored internally, restricted by the size of the entity’s segments. Whenever possible an impairment test is performed for an individual asset. Otherwise, assets are tested for impairment in CGUs. Goodwill is always tested for impairment at the level of a CGU or a group of CGUs. A CGU is the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows from other assets or groups thereof.
          An impairment loss is recognized if an asset’s (CGUs) carrying amount exceeds the greater of its fair values less costs to sell and value in use, which is based on the present value of future cash flows. An impairment loss for a CGU is allocated first to any goodwill and then pro rata to other assets of the CGU. The discount rate used in the value in use calculation is a pre-tax rate that reflects the market’s assessment of the risks specific to the asset.
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
Income taxes
          Income tax expense comprises current and deferred tax. Income tax expense is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.
          Deferred tax assets and liabilities are recognised for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised. Deferred taxes are measured on the basis of tax rates and tax laws that have been enacted / substantially enacted by the balance sheet date.

Item 6. Directors, Senior Management and Employees
Board of Directors and Senior Management Executives
          The following table sets forth the name, age and position of each director and senior management executive officer of our company as of March 31, 2008:

Name	Age	Designation
Raju Vegesna	48	Chairman and Managing Director
Ananda Raju Vegesna	49	Executive Director
C.B.Mouli (1)	61	Director, Chairman & Financial Expert of Audit Committee
S.K.Rao (1) (2) (3)	64	Director
T.H. Chowdary (2) (3)	76	Director & Chairman of Compensation & Nominating Committees
P.S.Raju (2)	55	Director
S R Sukumara (1) (2) (3)	63	Director
M P Vijay Kumar	38	Chief Financial Officer

C V S Suri	48	Chief Operating Officer
Pijush Kanti Das	54	President - Corporate Affairs
P J Nath	46	Executive President - Enterprise Solutions
Baskar R Sayyaparaju	41	Chief Technology Officer
Aravind Mathur	44	Chief Architect - Global Services
V Sivaramakrishnan (4)	43	President - Interactive Services
Naresh Ajwani	46	President - Consumer Infrastructure & Operations
David Appasamy	51	Chief Communications Officer
Venkata Rao Mallineni	41	Advisor - Business Strategy
Ajith K N	39	Head - HR

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating Committee.

(4)	Since resigned as of August 31, 2008.
          Raju Vegesna, Chairman and Managing Director, has served as a Director of our company since November 2005. He was appointed as the Chief Executive Officer and Managing Director of the company effective July 18, 2006. Mr. Vegesna is a Silicon Valley entrepreneur who founded several leading edge technology companies, including Server Works Corporation, acquired by Broadcom in 2001. After that acquisition, and a brief stint with Broadcom, Mr. Vegesna founded and currently serves as CEO and Chairman of ServerEngines, LLC, company engaged in the development of innovative enterprise computing products. He holds a BS in Electrical Engineering from the University of Bangalore and holds an MS in Computer Engineering from Wayne State University, USA, and holds several patents in Microprocessor and Multiprocessor technology. He is also a Director of Server Engines LLC, Nulife Corp, USA., Raju Vegesna Infotech & Industries Private Limited and Server Engines (India) Private Limited.
          C.B. Mouli has served as a Director of our company since July 2005. Mr. Mouli is a member of the Institute of Chartered Accountants of India and also holds a Bachelor of Law Degree. Mr Mouli, a partner of C.B. Mouli & Associates, a Chartered Accountants firm and he is currently the Chairman of the Audit Committee of GVK Jaipur Kishangarh Expressway Limited, an infrastructure company. He is a Director of Taj GVK Hotels & Resorts Limited, GVK Jaipur Kishangarh Expressway Limited, Ammana Bio Pharma Limited, Ammana Equity Fund Private Limited and ATC Beverages Private Limited.
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

          T.H. Chowdary has served as a Director of our company since February 1996. Dr. Chowdary retired as the Chief Executive Officer of Tata Teleservices. He has held key positions in the ITU, Intelsat and other international telecommunications organizations during the course of his career, and was involved in the establishment of the Centre for Telecommunications Management Studies (CTMS) at Hyderabad. Dr. Chowdary is also a director in Softsol India Limited and Tera Software Limited.
          P. S. Raju has served as a Director of our company since February 2006. Mr P S Raju is a member of the Institute of Chartered Accountants of India. Mr Raju is an independent practicing accountant. He is also a Director of Server Engines (India) Private Limited, Surya Shakti Agro Tech Private Limited and Moven Minerals & Metals Private Limited.
          Mr S R Sukumara has served as a Director of our company since January 2007. Prior to joining the Company, Mr. Sukumara was the Director General of Police for 36 years with the Indian Police Service. Presently, he is practicing as a consultant.
          Mr Ananda Raju Vegesna, brother of Mr Raju Vegesna, Chairman and Managing Director, has served as an Executive Director of our company since June 2007. He is the Managing Director of M/s Infinity Satcom Universal Private Limited and a Director of M/s Raju Vegesna Infotech & Industries Limited and Server Engines India (Private) Limited.
          M P Vijay Kumar has served as Chief Financial Officer since October 2007 and has over 15 years of experience in corporate audits, financial/management consulting, legal advisory services, management audit and investment banking. He is Chartered Accountant and a Fellow Member of the Institute of Chartered Accountants of India, Fellow Member of the Institute of Company Secretaries of India, Associate member of the Institute of Cost and Works Accountants of India and the Bharathidasan Institute of Management.
          C V S Suri has served as Chief Operating Officer since August 2006 and has over 23 years of experience in marketing, operations, commercial and regulatory matters. Suri is a graduate of Delhi University with an Honors Degree in Economics, and has a Masters in Human Resource Management from XLRI, Jamshedpur.
          Pijush Kanti Das has served as President - Corporate Affairs since May 2006. Prior to joining Sify, Mr. Kanti Das was employed at the I& M Bank, Nairobi, where he was responsible for Corporate Banking. Pijush started his career with the State Bank of India, rising to hold various senior level positions before leaving them to work as Head of Treasury with Fina Bank, Nairobi, between 2003 and 2005
          P J Nath has served as Executive President-Enterprise Solutions since April 2007. He has over 22 years of experience in Information Technology, ISP and Telecommunications Services. His experience includes roles in Sales, Product and Project Management, Customer Support. He holds a Masters in Management Studies degree from BITS Pilani.
          Baskar R Sayyaparaju has served as Chief Technology Officer since August 2006. . He handles broad experience across infrastructure operations, network management, process development, application development/deployment, database management, website operations, desktop support operations and data center management. Mr. Bhaskar has an M.S in Computer Science from Alabama A&M University.
          Aravind Mathur joined Sify in April 2007 as Chief Architect-Global Services. He has 17 years of experience in telecommunications and networking. He is a Masters Degree in Electrical Communication Engineering from the Indian Institute of Science, Bangalore and a Masters Degree in Physics from the Indian Institute of Technology, Delhi specializing in Optical Communication and Optoelectronics.
          Naresh Ajwani has served as President - Consumer Infrastructure and Operations since May 1999. He holds a degree in Marketing Management.
          David Appasamy has served as the Chief Communications Officer of Sify Technologies Limited since January 2000,, and is responsible for the all aspects of Corporate Communications of the company, as well as the ‘Sify’ brand in terms of identity and image. He has over 20 years of experience in business management and service and consumer brand marketing.
          Venkata Rao Mallineni has served as Advisor- Business Strategy since September 2006. He has more than 15 years of experience in I&T and Communications He is a Graduate in Engineering in Industrial Products and also a Post Graduate in Technology.
          Ajith K N has served as Head HR and has over 14 years of experience across various functions in Human Resources, Industrial Relations and Total Quality Management. Mr.Ajith has a Masters degree in Personnel Management and Industrial Relations, and a diploma in Training & Development.

Director Compensation
          Our Articles of Association provide that each of our directors may receive a sitting fee not exceeding the maximum limits prescribed under the provisions of the Indian Companies Act, 1956. Accordingly, our Directors, other than the Chairman and the Managing Director have been receiving Rs.20,000 for each Board and Committee meeting attended by them, effective October 2005. Mr Raju Vegesna, who is our Chairman and Managing Director, does not receive any compensation for his service on our Board of Directors. Similarly, Mr Ananda Raju Vegesna, who is employed as our Executive Director, also does not receive any compensation for his service on our Board of Directors. Directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. T. H. Chowdary, a Director of our company, has been receiving Rs.20,000 per month effective February 1, 2004 for the technical services rendered by him to us, after obtaining requisite Governmental permission for the same.
Officer Compensation
          The following table sets forth all compensation paid by us during the fiscal year ended March 31, 2008 to our executive officers.

	Summary Compensation Table
	(Rs. Million)
			Stock
Name	Salary	Bonus	Compensation

C V S Suri	5.77	1.25	8.23
Bhaskar R Sayyaparaju	5.11	1.25	4.18
V Sivaramakrishnan	5.15	0.75	3.09
David Appasamy	3.16	0.17	0.27
Naresh Ajwani	3.91	0.23	0.43
Pijush Kanti Das	3.22	0.46	1.68
Venkat Rao Mallineni	2.64	0.30	2.09
K N Ajith	2.46	0.35	0.19

Part of the year
Vijay Kumar	2.91	-	3.12
P J Nath	5.31	-	2.22
Aravind Mathur	5.93	-	1.31
S Gopalakrishnan	2.97	-	-
          The following table sets forth all stock options granted by us during the fiscal year ended March 31, 2008 to our executive officers.

Name	Equity Shares Underlying	Exercise
	Option Grant	Price (Rs.)	Expiration Date

V Sivaramakrishnan	40,000	157.35	January 21, 2012
Pijush Kanti Das	25,000	157.35	January 21, 2012
C V S Suri	100,000	157.35	January 21, 2012
Bhaskar R Sayyaparaju	60,000	157.35	January 21, 2012
Venkata Rao Mallineni	30,000	157.35	January 21, 2012
P J Nath	60,000	157.35	January 21, 2012
Arvind Mathur	35,000	157.35	January 21, 2012
M P Vijay Kumar	100,000	157.35	January 21, 2012
P S Raju	15,000	157.35	January 21, 2012
S R Sukumara	5,000	157.35	January 21, 2012

The following table sets forth all stock options exercised by our executive officers during the fiscal year ended March 31, 2008.

Name	No. of shares	Exercise Price
V M Kumar	6,250	228.74
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
          On July 15, 2005, we appointed Messrs. S.K. Rao and C.B. Mouli as independent Directors of the Board to comply with the requirements of NASDAQ Rule 4350(c).
          Mr S R Sukumara was appointed as an independent Director effective January 22, 2007. Dr T H Chowdary is also an independent director of the Board.
          These Directors continue to remain independent as on date as per NASDAQ Rule 4350(c).
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
          The terms of Messrs. Raju Vegesna and S K Rao expires at our ensuing Annual General Meeting to be held in September 2008 and being eligible, they offer themselves for reappointment. The terms of Messrs. T H Chowdary and S R Sukumara will expire at our Annual General Meeting to be held in 2009 and they are eligible for reelection.
Board Committees
          The primary objective of the audit committee is to monitor and provide effective supervision of our financial reporting process with a view towards ensuring accurate, timely and proper disclosures and the transparency, integrity and quality of financial reporting. Our audit committee oversees the work carried out in the financial reporting process by our management, including the internal auditors and the independent auditor and reviews the processes and safeguards employed by each. In addition our audit committee has the responsibility of oversight and supervision over our system of internal control over financial reporting, audit process, and process for monitoring the compliance with related laws and regulations. The audit committee recommends to our shareholders the appointment of our independent auditors and approves the scope of both audit and non-audit services. The members of our Audit Committee were Messrs. S.K. Rao, C.B. Mouli and S R Sukumara. All members of the Audit Committee meet the independence and financial literacy requirements as defined by applicable NASDAQ and SEC rules.
          The Compensation Committee of the Board of Directors determines the salaries, benefits and stock option grants for our employees, consultants, directors and other individuals compensated by our company. The Compensation Committee also administers our compensation plans. The members of our Compensation Committee were Messrs. T.H. Chowdary, S.K. Rao and S R Sukumara. The constitution of the Compensation Committee is in accordance with the NASDAQ regulations on corporate governance.
          The Nominating Committee of the Board of Directors evaluates and recommends the appointment of Directors to Board Committees, determines Board qualifications, evaluate their performance and determines the future requirements. The Committee was constituted on July 15, 2005 and the members of the Committee were Messrs. T.H. Chowdary, S.K. Rao and S R Sukumara. The constitution of the Nominating Committee is in accordance with the NASDAQ regulations on corporate governance
Employees
          As of March 31, 2008, we had 2,397 employees, compared with 1,967 as of March 31, 2007. Of our current employees, 111 are administrative, 757 form our sales and marketing staffs, 98 are in product and content development, 1,346 are dedicated to technology and technical support, and 85 are in business process and customer care. None of our employees are represented by a union. We believe that our relationship with our employees is good.

Stock Ownership
          The following table sets forth information with respect to the beneficial ownership of our equity shares as of September 1, 2008 by each director and our senior management executives. The table gives effect to equity shares issuable within 60 days of September 1, 2008 upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

Equity Shares
Beneficially Owned
Beneficial Owner	Number	Percent

Raju Vegesna	17,902,860	42%
T. H. Chowdary	-	-
C B Mouli	-	-
P S Raju	-	-
S K Rao	-	-
S R Sukumara	-	-
Anand Raju Vegesna	**	**

* In addition to the above, Mr Raju Vegesna is beneficially owning 578,191 shares through Raju’s Family Trust, as a Co Trustee and has voting power.

** - excludes 12,817,000 equity shares forfeited subsequently at a meeting of the Board on 29 August 2008
Other than the above, none of the executive officers of the Company are holding any shares in the company.
Employee Stock Option Plan
     We have an Associate Stock Option Plan, or ASOP, which provides for the grant of options to employees of our company. The ASOP 2007 was approved by our Board of Directors and our shareholders in September 2007 and [2,000,000 shares were reserved for issuance under the plan]. This was in addition to the earlier ASOP Plans of 2000, 2002 and 2005. A total of 5.73 million equity shares are currently reserved for issuance under our ASOP Plans. As of March 31, 2008, we had outstanding an aggregate of 1,526,493 options (net of 127,442 options forfeited by employees and 28,293 options expired) under our ASOP Plans with a weighted average exercise price equal to approximately Rs.193.90 ($4.84) per equity share.
     The ASOP Plans are administered by the Compensation Committee of our Board of Directors. On the recommendation of the Compensation Committee, we issue option letters to identified employees, with the right to convert the issued options into our equity shares at the rates indicated in the options. The consideration for transfer of the options is Rs.1 per option to be paid by the employee before transfer of the options.
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
Item 7. Major Shareholders and Related Party Transactions
Principal Shareholders
     The following table sets forth information with respect to the beneficial ownership of our equity shares as of September 1, 2008 by each person or group of affiliated persons who is known by us based on our review of public filings to beneficially own 5% or more of our equity shares. The table gives effect to equity shares issuable within 60 days of September 1, 2008 upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned. The information below is based on a review of filings made by such persons with the SEC.

     Mr Raju Vegesna, the Co-Trustee of the Vegesna Family Trust, which is the owner of Infinity Capital Management LLC, which is the general partner of Infinity Capital Ventures, LP, exercise voting control and dispositive power over the equity shares owned by Infinity Capital Ventures, LP. Mr Raju Vegesna, Director of our company, is affiliated with Infinity Capital Ventures, LP.

	Equity Shares
	Beneficially owned
Beneficial Owner	Number	Percent
Infinity Capital Ventures, LP, 11601 Wilshire Boulevard, Suite 1900, Los Angeles, CA 90025	17,902,860	41.83
Vegesna Family Trust, LP, 11601 Wilshire Boulevard, Suite 1900, Los Angeles, CA 90025	578,191	1
Details of significant change in the percentage ownership held by the major shareholders:

Name of the shareholder	2005-06		2006-07		2007-08
	No. of shares	%	No. of shares	%	No. of shares	%
Infinity Capital Ventures, LP, USA	17,902,860	42.23	17,902,860	41.83	17,902,860	41.83
Vegesna Family Trust, USA	-	-	-	-	578,191	1

The Company has not issued any shares having differential voting rights and hence the company’s major shareholders do not have differential voting rights.
United States Shareholders
     As of March 31, 2008, 42,819,430 of our ADSs were held in the United States and we had approximately 21,060 shareholders in the United States. Each ADS represents one equity share.
Host country Shareholders
     As on March 31, 2008, 652 of our equity shares were held in India and we had 16 shareholders of record in India. Each equity share has a par value of Rs.10/- each.
Control of Registrant
     Based on our review of filings made with the SEC, we believe Infinity Capital Ventures, LP beneficially owned 32.18% of our equity shares as of March 31, 2008. This shareholder is a party to the Subscription Agreement dated November 10, 2005 with our company. The Subscription Agreement provides that, among other things, the company shall appoint Mr Raju Vegesna as the Chairman of the Board of Directors, Infinity Capital shall also nominate another person to the Board of Directors and for so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital. In November 2005, Mr. Raju Vegesna, a nominee of Infinity Capital Ventures, LP, was appointed as Chairman of our Board of Directors. In February 2006, the company also appointed Mr. P.S. Raju as the second nominee of Infinity Capital to the Board of Directors.
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

     Circumstances may arise in which the interests of Infinity Capital Ventures, LP a subsequent purchaser of their shares could conflict with the interest of our other shareholders or holders of our ADSs. These shareholders could prevent or delay a change in control of our company even if a transaction of that sort would be beneficial to our other shareholders, including the holders of our ADSs.
Forfeiture of equity shares issued in a private placement
          Sify had during the current year ended March 31, 2008 proposed a scheme of amalgamation to merge Sify Comm (a subsidiary) with the Company. Accordingly, Sify had made applications with the relevant authorities in India for approval of the proposed scheme of amalgamation. Consequent to obtaining approvals from the relevant authorities of the proposed scheme of amalgamation, the IP-VPN services related business of Sify Comm would be transferred to Sify. Under the provisions of the local telecom regulations, a company engaged in the business of providing IP-VPN services is required to ensure that Indian shareholding is atleast 26% of the total paid up share capital of the Company. In order to maintain the Indian shareholding at 26% in Sify consequent to the approval of the proposed scheme of amalgamation, Sify and Infinity Satcom Universal, an Indian entity (the Purchaser) entered into a Subscription Agreement (effective March 24, 2008), whereby the Company agreed to sell, and Infinity agreed to purchase, 12,817,000 equity shares of the Company (herein after referred to as ‘the Share Purchase’), at a per share purchase price of USD $4.46/- per share (referred to as ‘the Purchased Shares’), equivalent to Rs. 175/- per share in Indian Rupees. Infinity and the Company have recognised that the funding is in the context of the proposed amalgamation and the release of funds will be in the context of the amalgamation related applications and approvals.
          In connection with the private placement of shares to Infinity Satcom Universal, the independent directors of the Board of the Directors waived the provision of the Standstill Agreement dated November 10, 2005 prohibiting Infinity Capital Ventures, Raju Vegesna and any Affiliate from acquiring additional shares of the Company. Each of Messrs. Raju Vegesna and Ananda Raju Vegesna abstained from voting on the waiver.
          The Company has received a sum of Rs.112,149 (comprising of Rs.12,817 towards face value and Rs.99,332 towards securities premium) and has called up a sum of Rs.448,595 (comprising of Rs.25,634 towards face value and Rs.422,961 towards securities premium). Subsequent to the balance sheet date, the Company has withdrawn its applications made with the relevant authorities in relation to the approvals of the proposed scheme of amalgamation with Sify Comm. The withdrawal of the merger also means that the capital infusion from the Indian investor of the transferor company, will not be required, and therefore dropped. Accordingly, Infinity Satcom Universal has communicated to Sify that they would be unable to contribute to calls already made and any balance monies which would become payable under the subscription agreement. Accordingly, at the meeting of the Board of Directors held on August 29, 2008, the shares allotted and monies already collected (Rs. 112,149 including sums towards capital and premium) have been forfeited.
          The withdrawal of the merger now is not expected to materially affect the financial performance of the company going forward. It is expected to benefit the company from a strategic point of view with regard to future opportunities that are expected to materialize. The option of merging the two entities will be reviewed in future depending on the business and policy environment and the benefits that could accrue from a merger at that time.
Related Party Transactions
     Whenever Sify enters into any transaction with a related party, the Company shall perform these transactions on terms no less favorable to the Company than could have been obtained from independent third parties. Whenever, there is a related party transaction with Sify, the same is placed before the Audit Committee as well as the Board of Directors and their approval is obtained within three months from the date of transaction.
     On December 20, 2005, the Company divested 26% of its holding in Sify Comm, or 4,680,000 shares, to Infinity Satcom Universal for a sale consideration of Rs.139,810. This was a related party transaction because Mr. Raju Vegesna, a member of Our Board of Directors, is the brother of Mr Ananda Raju, the owner of Infinity Satcom. We have transferred our IP-VPN business from Sify Technologies Limited to Sify Comm on November 22, 2006, when we received the ILD/NLD license. We have recognized a gain of Rs.226 on the divestment of 26% holding in Sify Comm.
     During the year ended March 31,2007, the Company provided internet services for a value of Rs.2.49 million to MF Global, an associate to Sify.
     T. H. Chowdary, a Director of our company, has been receiving Rs.20,000 per month effective February 1, 2004 for the technical services rendered by him to the company, after obtaining requisite Governmental permission for the same.

Item 8. Financial Information
Financial Statements
     We have elected to provide financial statements pursuant to Item 18 of Form 20-F. No significant change has occurred since the date of our annual financial statements for fiscal 2008.
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
     Sify has filed a suit against Yahoo! Inc., USA and Yahoo! Web Services India Private Limited, in US in December 2006 for misappropriation of trade secrets, breach of contract, breach of implied covenant of good faith and fair dealing, including breach of fiduciary duty, interference with contract, interference with prospective economic advantage, and unfair competition against both the companies. The company seeks monetary damages in an unspecified amount and injunctive relief.
     The action followed negotiations between the Company and the defendants regarding a potential joint venture between them. The action alleges that the defendants used confidential information learned during those negotiations, and confidential information learned through existing or former employees of the Company, to induce employees of the Company to leave and join Yahoo! India, misappropriate corporate opportunities of the Company, and commit other acts of misappropriation and unfair competition.
     The company expects to incur sizable amount on account of legal fees and other related expenses.
     We are party to additional legal actions arising in the ordinary course of business. Based on the available information, as at March 31, 2008, we believe that we have adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect on our company.
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
Price History
     Our ADSs commenced trading on the Nasdaq Global Market on October 19, 1999. The tables below set forth, for the periods indicated, high and low trading prices for our ADSs:
Prior Fiscal Years

	High	Low
Fiscal year ended	$	$
March 31, 2008	10.47	4.00
March 31, 2007	14.78	7.43
March 31, 2006	14.58	3.81
March 31, 2005	8.62	3.82
March 31, 2004	9.25	3.75
Quarters of Prior Fiscal Years

	High	Low
Fiscal year ended March 31, 2007	$	$
First Quarter	14.78	8.21
Second Quarter	10.33	7.43
Third Quarter	10.59	8.68
Fourth Quarter	9.49	7.61

	High	Low
Fiscal year ended March 31, 2008	$	$
First Quarter	9.50	8.06
Second Quarter	10.47	6.75
Third Quarter	9.21	5.15
Fourth Quarter	5.25	4.00
Prior Six months

	Price range
	High	Low
Month	$	$
January 2008	5.20	4.46
February 2008	5.25	4.69
March 2008	4.61	4.00
April 2008	5.10	4.52
May 2008	5.20	4.69
June 2008	4.85	3.77
July 2008	3.66	2.75
August 2008	3.18	2.65
The initial public offering of our ADSs was priced on October 18, 1999 at a price of $18.00 per ADS.

Item 10. Additional Information
     We were organized as a limited liability company under the laws of the Republic of India pursuant to the provisions of the Indian Companies Act on December 12, 1995. Our authorized share capital is 61,000,000 shares, par value Rs.10 per share. The number of equity shares outstanding as of March 31, 2007 and March 31, 2008 were 42,800,265 and 55,637,082 respectively. During the fiscal year ended March 31, 2008, the Company had issued 19,817 equity shares, par value Rs.10 per share to the employees in respect of the exercise of the grants under Associate Stock Option Plan 2002 and 2005.
     The equity shares are our only class of share capital. Some of the share capital is represented by American Depository Shares issued by our company in accordance with applicable laws and regulations. Our Articles of Association and the Indian Companies Act permit us to issue classes of securities in addition to the equity shares. For the purposes of this annual report, “shareholder” means a shareholder who is registered as a member in the register of members of our company. The term shareholders and ADSs holders have the same meaning in this annual report since the Indian Companies Act only defines a shareholder.
     A total of 5.73 million equity shares are reserved for issuance under our Associate Stock Option Plan, or ASOP. As of March 31, 2008, we had outstanding an aggregate of 1,526,493 options (net of 127,442 options forfeited by employees and 28,293 options expired ) under our ASOP with a weighted average exercise price equal to approximately Rs.193.90 ($4.84) per equity share. The unamortized deferred compensation expense related to these grants amounted to Rs.90.11 million as of March 31, 2008.
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
     During the fiscal year ended March 31, 2006, Venture Tech sold the remaining 2,750,000 shares of our company and SAIF sold the remaining 2,008,140 shares of our company. Satyam Computer Services had divested their entire holding of 11,182,600 shares in the company to Infinity Capital Ventures, LP through a sponsored ADS programme arranged by us. Further, Infinity Capital, pursuant to the Subscription Agreement dated November 10, 2005 acquired another 6,720,260 shares of the company in a private transaction. On conclusion of this transaction, the issued and outstanding share capital of our company was 42,389,514 equity shares, with a par value of Rs.10/- per share.
     During the fiscal year ended March 31, 2008, Infinity Satcom Universal Private Limited has entered into a Subscription Agreement for the subscription of 12,817,000 additional equity shares of the Company with par value of Rs.10/- per share at a premium of Rs 165/- per share.
     Infinity Satcom Universal have communicated to the Company vide their letter dated August 27, 2008 that they would focus their attention on the business of Sify Communication Limited and hence shall not contribute the allotment money as well as the balance money towards the subscription of 12,817,000 Equity Shares, as and when it is called.
     In view of the above, the Board of Directors have passed a resolution forfeiting the 12,817,000 Equity shares allotted to Infinity Satcom. Accordingly, the amount of Rs. 112,149 (comprising of Rs. 12,817 towards face value and Rs. 99,332 towards securities premium) has been forfeited subsequent to the Balance Sheet date.
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

Memorandum and Articles of Association
     A copy of the revised Memorandum and Articles of Association is annexed as Exhibit No. 1.1.
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
     For additional information, please see “Item 6. Director, Senior Management and Employees – Board Composition,” “-Board Committees” and “-Director Compensation,” and “-Officer Compensation” of this Annual Report on Form 20-F.
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
     Preemptive Rights and Issue of Additional Shares
     The Indian Companies Act gives shareholders the right to subscribe for new shares in proportion to their respective existing shareholdings unless otherwise determined by a special resolution passed by a general meeting of the shareholders. For approval, a special resolution must be approved by a number of votes, which is not less than three times the number of votes against the special resolution. At our 2000 Annual General Meeting, our shareholders approved a special resolution pursuant to which we may issue up to one million equity shares (equivalent to one million ADSs) in connection with acquisitions, 268,500 of which we issued in connection with our acquisition of India World Communications, 551,180 of which we issued in connection with our acquisition of a 25% stake in CricInfo Limited and 113,798 of which we issued in connection with our acquisition of IndiaPlaza.com. At our 2001 Annual General Meeting, our shareholders approved a special resolution permitting us to issue up to four million additional equity shares in connection with acquisitions or capital raising transactions, and ADS holders are deemed to have waived their preemptive rights with respect to these shares. At our December 2002 Extraordinary General Meeting, our shareholders approved a special resolution permitting us to issue up to 12.5 million additional equity shares (equivalent to 12.5 million ADSs) in connection with the sale of equity shares to SAIF and VentureTech, and our ADS holders are deemed to have waived their preemptive rights with respect to these shares and our Board of Directors may approve the issuance of these shares without further action of our shareholders. At our Extraordinary General Meeting held in December 2005, our shareholders approved a special resolution permitting us to issue up to 6,720,260 additional equity shares (equivalent to 6.72 million ADSs) in connection with the acquisition of additional shares by Infinity Capital, as per the Subscription Agreement dated November 10, 2005 executed by the company with them.
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
     2008 Annual General Meeting
     Our Annual General Meeting for the fiscal year 2008 was be held on September 29, 2008 at the registered office of our company, 2nd Floor, Tidel Park, 4 Canal Bank Road, Taramani, Chennai 600 113, India.
     Limitations on the Rights to Own Securities
     The limitations on the rights to own securities of Indian companies, including the rights of non-resident or foreign shareholders to hold securities, are discussed in the section entitled “Risk Factors – Risks Related to the ADSs and Our Trading Market” in this Annual Report on Form 20-F.
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
     Following the introduction of the Depositories Act, 1996, and the repeal of Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in some circumstances, the equity shares of a public company are freely transferable, subject only to the provisions of Section 111A of the Indian Companies Act. Since we are a public company under Indian law, the provisions of Section 111A will apply to us. Our Articles currently contain provisions, that give our directors discretion to refuse to register a transfer of shares in some circumstances. According to our Articles, our directors are required to exercise this right in the best interests of our company. While our directors are not required to provide a reason for any such refusal in writing, they must give notice of the refusal to the transferee within two months after receipt of the application for registration of transfer by our company. In accordance with the provisions of Section 111A(2) of the Indian Companies Act, our directors may exercise this discretion if they have sufficient cause to do so. If our directors refuse to register a transfer of shares, the shareholder wishing to transfer his, her or its shares may file a civil suit or an appeal with the Company Law Board, or CLB. Pursuant to Section 111A(3), if a transfer of shares contravenes any of the provisions of the Securities and Exchange Board of India Act, 1992 or the regulations issued there under or the Sick Industrial Companies (Special Provisions) Act, 1985 or any other Indian laws, the CLB may, on application made by the company, a depositary incorporated in India, an investor, the Securities and Exchange Board of India or other parties, direct the rectification of the register of records. The CLB may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its investigation into the alleged contravention. Notwithstanding such investigation, the rights of a shareholder to transfer the shares will not be restricted.
     Under the Indian Companies Act, unless the shares of a company are held in a dematerialized form, a transfer of shares is effected by an instrument of transfer in the form prescribed by the Indian Companies Act and the rules thereunder together with delivery of the share certificates. Our transfer agent is Citibank, N.A. - Mumbai branch.
     Audit and Annual Report
     At least 21 days before the annual general meeting of shareholders excluding the days of mailing and receipt, we must distribute to our shareholders a detailed version of our audited balance sheet, profit and loss account and cash flow statement and the related reports of the Board and the auditors, together with a notice convening the annual general meeting. These materials are also generally made available at our corporate website, www.sifycorp.com. Under the Indian Companies Act, we must file the balance sheet and annual profit and loss account presented to the shareholders within 30 days of the conclusion of the annual general meeting with the Registrar of Companies in Tamil Nadu, India, which is the state in which our registered office is located. We must also file an annual return containing a list of our shareholders and other information within 60 days of the conclusion of the meeting.

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
Material Contracts
     Internet Service Provider License.
     We entered into a license agreement with the Department of Telecommunications (DOT) on November 12, 1998 with effect on the same day, under which we were granted a license to provide national Internet services on a non-exclusive basis. The terms and conditions of our license are generally consistent with the policy for licensing Internet service providers. The term of our license is 15 years. Our license can be revoked by the DOT if we breach the terms and conditions of the license. The DOT retains the right to take over our network and to modify, revoke, terminate or suspend the terms and conditions of the license at any time if, in its opinion, it is necessary or expedient to do so in the interest of general public, or for the proper operation of the telecommunications sector or for security considerations. The DOT also retains the right to review the terms of our license based on changes in national telecommunications policy. We are not allowed to assign or transfer our rights under our license without the prior written consent of the DOT.
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
     Our license also requires us to ensure that objectionable, obscene and unauthorized content, or any other content, messages or communications infringing copyrights, intellectual property rights and domestic and international cyber laws or which is inconsistent with the laws of India, is not carried on our network. Although under the terms of our license we are free to fix the prices we charge our subscribers, the TRAI may set prices for the provision of Internet access services generally. We are permitted to use encryption to safeguard information transmitted over our network. However, if we use a higher level of encryption than that specified by the Government of India, our license requires us to deposit a set of keys with the Government of India. License fees were waived through October 31, 2003, and a nominal license fee of Re.1 per annum is payable from November 1, 2003. Our obligations under the license are secured by a performance bank guarantee in the amount of Rs.10 million ($0.2 million) as of March 31, 2008 and currently valid up to November 10, 2008.
     In December 2004, the Government of India through DOT imposed new requirements on Internet Service Providers wishing to offer Internet Protocol - Virtual Private Network (IP-VPN) services. Consequently, we applied for permission to offer IP-VPN services, and the DOT, Government of India issued a letter of intent to us on December 30, 2004 regarding amendment of our existing ISP license to include provision of IP-VPN services. In January 2005, we paid a Rs.100 million one time entry fee and submitted a financial bank guarantee of Rs.10 million as required by the letter of intent.

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
          As the NLD and ILD licenses were under the regime of Department of Telecommunications, the notification of the GOI dated 7 November 2005 was required to be complied with to receive NLD and ILD licenses. The primary condition set out in the notification among other conditions was that, the total composite foreign holding by the applicant should not exceed 74 per cent. Given that the foreign shareholding in Sify was higher than the aforesaid threshold limit, Sify Communications Limited (Sify Comm), a wholly-owned subsidiary of the Company decided to obtain the NLD and ILD licenses in its name and made necessary applications in this regard. To facilitate this, Sify divested its stake in Sify Comm to the extent of 26% of its holding in Sify Comm, or 4,680 shares, to Infinity Satcom Universal, a related party, for a sale consideration of Rs.139,810 during the quarter ended December 31, 2005. Infinity Satcom Universal, a company incorporated under the laws of India, is owned by Ananda Raju Vegesna, who is the brother of Raju Vegesna, Chairman of Sify’s Board of Directors and the principal of Infinity Capital Ventures, LP (“Infinity Capital”).
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
     Subscription Agreement with Infinity Capital Ventures, LP
     Infinity Capital Ventures, LP beneficially owned 33% of our equity shares as of March 31, 2008. This shareholder is a party to the Subscription Agreement with our company dated November 10, 2005. The Subscription Agreement provides for, among other things, the company shall appoint Mr Raju Vegesna as the Chairman of the Board of Directors, Infinity Capital shall also nominate another person in the Board of Sify Technologies Limited and so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital.
     Standstill Agreement
     On November 10, 2005, Infinity Capital and Raju Vegesna entered into a Standstill Agreement with us, pursuant to which, upon the terms and subject to the conditions set forth therein, Infinity Capital agreed not to purchase more than 45% of our outstanding fully diluted equity.
     Shareholders’ Agreement
     On December 20, 2005, Infinity Satcom Universal and Sify Communications Limited, or Sify Communications, the company’s subsidiary, entered into an agreement with the company. The agreement provides for, among other things, the company shall transfer 26% of its holding in Sify Communications to Infinity Satcom Universal in order to facilitate Sify Communications to comply with the Government of India regulations of having not more than 74% non-resident holding to apply for the licence and provide for the National Long Distance, or NLD and International Long Distance, or ILD services in Telecom sector and also to comply with other regulations.

Subscription Agreement with Infinity Satcom Universal Private Limited
     On March 24, 2008, Infinity Satcom Universal, a resident Indian Company, entered into an agreement with the company. The agreement provides for, among other things, the company shall issue 12,817,000 equity shares to Infinity Satcom Universal and Infinity Satcom Universal has undertaken that it would not transfer the shares to any non resident individual or company or any other entity. Subsequent to the balance sheet date, Infinity Satcom Universal has communicated to Sify that they would focus their attention on the business of Sify Communication Limited and hence shall not contribute the allotment money as well as the balance balance money which would become payable under the subscription agreement. Accordingly, at the meeting of the Board of Directors held on August 29, 2008, the shares allotted and monies already collected (Rs. 112,149 including sums towards capital and premium) have been forfeited.
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
     ADS Guidelines
     Shares of Indian companies represented by ADSs, subject to sectoral limits and the guidelines issued there under, are no longer required to be approved for issuance to foreign investors by the either Ministry of Finance or the Reserve Bank of India under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993, as modified from time to time, notified by the Government of India. This change was effected through the guidelines for ADS and GDR issues by Indian companies issued by the Ministry of Finance on January 19, 2000 and a notification issued by the Reserve Bank of India. Hence, we do not require the approval of the Ministry of Finance and the Reserve Bank of India under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993. However, we will be required to furnish full particulars of the issue, including the underlying equity shares representing the ADSs, to the Ministry of Finance and the Reserve Bank of India within 30 days of the completion of an offering.
     Further, pending utilization of foreign exchange resources raised by issue of ADSs, Indian companies may invest the proceeds in foreign exchange in:
     (a) deposits with or certificates of deposit or other instruments of banks who have been rated not less than A1+ by Standard and Poor or B1 by Moody’s for short term obligations;
     (b) deposits with branches outside India of an authorized dealer in India; and
     (c) treasury bill and other monetary instruments with a maturity or unexpired maturity of the instrument of one year or less.
     The Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme is distinct from other policies or facilities, relating to investments in Indian companies by foreign investors. The issuance of ADSs pursuant to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme also affords to owners of ADSs the benefits of Section 115AC of the Indian Income-tax Act, 1961 for purposes of the application of Indian tax law. For additional information, please see “Taxation — Indian Taxation.”

     Foreign Direct Investment
     Currently, subject to certain exceptions, foreign direct investment and investment by individuals of Indian nationality or origin residing outside India, or non-resident Indians, and overseas corporate bodies at least 60% owned by such persons, or overseas corporate bodies, in Indian companies do not require the specific prior approval of the Foreign Investment Promotion Board, or FIPB, a body formed by the Government of India to negotiate with large foreign companies interested in making long-term investments in India. Furthermore, henceforth no prior approval of the Reserve Bank of India is required although a post-investment declaration in giving details of the foreign investment in the company pursuant to the ADS issue must be filed with the Reserve Bank of India within thirty days of our ADR offering. However, the waiver of approval by the FIPB and the RBI is unavailable in certain industries, which have been identified by the Government of India. The waiver of approval would not apply in the following cases:
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

     Residence. For purposes of the Income-tax Act, an individual is considered to be a resident of India during any fiscal year if he or she is in India in that year for:
•	a period or periods amounting in all to 182 days or more; or

•	a period or periods amounting in all 60 days or more and within the four years preceding that year has been in India for a period or periods amounting to 365 days or more.
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
     Fringe Benefit Tax: The Finance Minister of India has introduced the income tax on fringe benefit (FBT) in Finance Act 2005 which will be levied on employers. Under the FBT, employers will be required to pay a tax of 30% exclusive of applicable surcharge and cess on the taxable value of the fringe benefits or privileges that are provided or deemed to be provided to employees on a collective, rather than individual, basis. The impact of FBT for the fiscal year ended March 31, 2008 was Rs. 16.91 million.
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
     Under Section 115AC, taxable gain realized in respect of equity shares held for more than 12 months, or long-term gain, is subject to tax at the rate of 10%. Taxable gain realized in respect of equity shares held for 12 months or less, or short-term gain, is subject to tax at variable rates with a maximum rate of 40%. The actual rate of tax on short-term gain depends on a number of factors, including the residential status of the non-resident holder and the type of income chargeable in India.

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
Income Tax Matters
     As of March 31, 2008, we had a business loss carry forward of approximately Rs.3,894.83 million ($97.32 million) for financial reporting purposes. Under Indian law, loss carry forwards from a particular year may be used to offset taxable income over the next eight years.
     The statutory corporate income tax rate and the surcharge thereon are subject to change in line with the changes announced in the Union Budget each year. For fiscal year 2008, the corporate income tax rate was 30%, subject to a surcharge of 10% and education cess of 3%, resulting in an effective tax rate of 33.99%. For fiscal year 2009 also, the corporate income tax rate is 30%, subject to a surcharge of 10% and education cess of 3%, resulting in an effective tax rate of 33.99%. We cannot assure you that the current income tax rate will remain unchanged in the future. We also cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be levied by the Government of India. Until April 1, 2002, dividends declared, distributed or paid by an Indian corporation were subject to a dividend tax of 10.2%, including the applicable surcharge for fiscal 2002, of the total amount of the dividend declared, distributed or paid. This tax is not paid by shareholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation before distribution of a dividend. Effective April 1, 2002, Indian companies were no longer to be taxed on declared dividends. The Finance Act, 2003 proposed that after April 1, 2003, dividend income will be exempt from tax for shareholders and that domestic companies will be liable to pay a dividend distribution tax at the rate of 15% plus a surcharge and additional surcharge at the time of the distribution.
     United States Federal Taxation
     The following is a summary of the material U.S. federal income and estate tax consequences that may be relevant with respect to the acquisition, ownership and disposition of equity shares or ADSs. This summary addresses the U.S. federal income and estate tax considerations of holders that are, for U.S. tax purposes, citizens or individual residents of the United States, entities treated for U.S. federal income tax purposes as corporations created or organized in or under the laws of the United States or any political subdivision thereof or therein, estates, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source or trusts for which, in general, a U.S. court exercises primary supervision and one or more “U.S. persons” (as that term is defined in relevant provisions of the U.S. tax code) have the authority to control all substantial decisions, that are beneficial owners of the equity shares or ADSs, and that will hold equity shares or ADSs as capital assets. We refer to these holders as “U.S. holders.” If an entity or an arrangement is classified and treated for U.S. federal income tax purposes as a partnership, the U.S. federal income tax treatment of the partners in the partnership generally will depend on the classification and treatment of the partners and the activities of the partnership.

     This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, traders in securities, U.S. expatriates, charitable remainder trusts and their beneficiaries, tax-exempt entities, persons that hold equity shares or ADSs as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, persons that have a “functional currency” other than the U.S. dollar or holders of 10% or more, by voting power or value, of the stock of our company. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular U.S. holder. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the U.S. federal tax laws. This summary is based on the tax laws of the United States as in effect on the date of this annual report and on United States Treasury Regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date and is based in part on representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.
     Each prospective investor or holder should consult his, her or its own tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning or disposing of equity shares or ADSs.
     Ownership of ADSs. For U.S. federal income tax purposes, holders of ADSs should be treated as the owners of the underlying equity shares represented by such ADSs and no gain or loss should be recognized if a U.S. holder exchanges ADSs for the underlying shares represented by those ADSs. However, the United States Treasury had expressed concerns that parties to whom ADSs are pre-released may be taking actions inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate holders, as described below. Accordingly, the availability of the lower rate of tax applicable to dividends could be affected by actions that may be taken by the United States Treasury.
     Dividends. Subject to special rules discussed below governing passive foreign investment companies, distributions of cash or property (other than equity shares, if any, that are distributed pro rata to all shareholders of our company, including holders of ADSs, and also meet certain conditions) with respect to equity shares or ADSs generally will be includible in gross income by a U.S. holder as foreign source ordinary dividend income on the date of receipt, which in the case of a U.S. holder of ADSs generally will be the date of receipt (actual or constructive) by the depositary, to the extent such distributions are made from the current or accumulated earnings and profits of our company as determined under U.S. federal income tax principles. To the extent, if any, that the amount of any distribution by our company exceeds our company’s current and accumulated earnings and profits, it will be treated first as a tax-free return of the U.S. holder’s tax basis in the equity shares or ADSs and thereafter as capital gain. With respect to non-corporate taxpayers for taxable years beginning before January 1, 2009, dividends may be taxed at the lower applicable capital gains rate provided that (1) ADSs or equity shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met.
     It is not clear if any Indian tax imposed upon distributions paid to a U.S. holder with respect to ADSs or equity shares would be eligible for credit against the U.S. holder’s federal income tax liability (or alternatively, a deduction in computing taxable income). Dividends paid by our company generally will be income from sources outside the United States and will constitute “passive income” or, in the case of certain holders, “financial services income” for purposes of the foreign tax credit.”
     If a dividend is paid in Indian rupees, the amount of the dividend includible in the income of a U.S. holder will be in the U.S. dollar value of the payments made in Indian rupees, determined at a spot exchange rate between Indian rupees and U.S. dollars on the date such dividend is received by the U.S. holder, in the case of equity shares, or by the depositary, in the case of ADSs, regardless of whether the payment is in fact converted into U.S. dollars at that time. Generally, gain or loss, if any, resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.
     Sale or Exchange of Equity shares or ADSs. A U.S. holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder’s tax basis, determined in U.S. dollars, in the equity shares or ADSs. Subject to special rules described below governing passive foreign investment companies, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the equity shares or ADSs were held for more than one year. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes. The deductibility of capital losses may be subject to limitation.
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

     For the purposes of this test, such non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock.
     We do not believe that we satisfy either of the tests for passive foreign investment company status. Since this determination is made on an annual basis, however, no assurance can be given that we will not be considered a passive foreign investment company in future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:
•
pay an interest charge together with tax calculated at maximum ordinary income rates on “excess distributions” (as that term is defined in relevant provisions of the U.S. tax laws), and on any gain on a sale or other disposition of equity shares or ADSs;

•
if a “qualified electing fund” election is made (as that term is defined in relevant provisions of the U.S. tax laws), include in their taxable income their pro rata share of undistributed amounts of our income; or

•
if the equity shares are “marketable” (as that term is defined in relevant provisions of the U.S. tax laws), and a mark-to-market election is made, mark-to-market the equity shares each taxable year and recognize ordinary gain and, to the extent of prior ordinary gain, ordinary loss for the increase or decrease in market value for such taxable year.

     If a U.S. holder holds equity shares or ADSs in any year in which we are a passive foreign investment company, that U.S. holder will be required to file Internal Revenue Service Form 8621 (or similar such form) regarding distributions received on equity shares or ADSs and any gain realized on the disposition of equity shares or ADSs.
     Backup Withholding Tax and Information Reporting Requirements. Dividends paid, if any, on equity shares of ADSs to a holder who is not an “exempt recipient,” may be subject to information reporting and, unless a U.S. holder either furnishes its taxpayer identification number or otherwise establishes an exemption, may also be subject to U.S. backup withholding tax. In addition, information reporting will apply to payments of proceeds from the sale, exchange, redemption or other disposition of equity shares or ADSs by a paying agent, including a broker, within the United States to a U.S. holder, other than an “exempt recipient.” An “exempt recipient” includes a corporation. In addition, a paying agent within the United States will be required to backup withhold 28% of any payments of the proceeds from the sale or redemption of equity shares or ADSs within the United States to a holder, other than an “exempt recipient,” if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with such backup withholding requirements. Backup withholding is not an additional tax and may be refunded (or credited against the U.S. holder’s U.S. federal income tax liability, if any), provided that certain required information is furnished to the IRS. The information reporting requirements may apply regardless of whether withholding is required.
     The above summary is not intended to constitute a complete analysis of all tax consequences relating to ownership of equity shares or ADSs. You should consult your own tax advisor concerning the tax consequences of your particular situation.
Item 11. Quantitative and Qualitative Disclosures About Market Risk
General
     Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including investments, foreign currency receivables, payables and debt. Our exposure to market risk is a function of our investment and borrowing activities and our revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss.
Risk Management Procedures
     We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. Our corporate treasury department recommends risk management objectives and policies which are approved by senior management and our Audit Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies on a daily basis.
Refer to note 40 of the notes to consolidated financial statements for an analysis and exposure arising out of credit risk, liquidity risk and currency risk.

Item 12. Description of Securities Other Than Equity Securities
     Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     Under the Companies Act, 1956 of India, or Indian Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders of three-fourths of the company’s shares which are voted on the resolution. At our 2000 Annual General Meeting, our shareholders approved a special resolution permitting us to issue up to one million equity shares in connection with acquisitions. We issued virtually all of these equity shares in connection with our acquisitions of IndiaWorld Communications and Indiaplaza.com and our investment in CricInfo Limited. At our 2001 Annual General Meeting, our shareholders approved a special resolution permitting us to issue up to four million additional equity shares in connection with acquisitions or capital raising transactions, and ADS holders are deemed to have waived their preemptive rights with respect to these shares. At our December 2002 Extraordinary General Meeting, our shareholders approved a special resolution permitting us to issue up to 12.5 million additional equity shares in connection with the sale of equity shares to SAIF and VentureTech, and our ADS holders are deemed to have waived their preemptive rights with respect to these shares. Our Board approved the issue of 11.6 million shares out of the 12.5 million approved by the shareholders. Out of this, 8.6 million was issued as ADSs and 3.0 million as Indian equity shares. We raised $14.7 million and Rs.253.4 million through the ADS issue and Indian equity share issue respectively. Of the $14.7 million in proceeds from the ADS issue, $12.3 million is available as cash, $1.2 million was used for investments in affiliates, $0.5 million was expended on U.S. branch operations and $0.7 million was expended on other operating expenses. The total amount of Rs.253.4 million raised by way of issue of Indian equity shares is available as cash. At our Extraordinary General Meeting held in December 2005, our shareholders approved a special resolution permitting us to issue up to 6,720,260 additional equity shares (equivalent to 6.72 million ADSs) in connection with the acquisition of additional shares by Infinity Capital, as per the Subscription Agreement dated November 10, 2005 executed by the company with them. We raised $37.20 million from the ADS issue. At our Extraordinary General Meeting held in March 2008, our shareholders approved a special resolution permitting us to issue up to 13,000,000 additional equity shares. Pursuant to the subscription agreement dated March 24, 2008 executed by and between the Company and Infinity Satcom Universal, the Company issued 12,817,000 Equity Shares of the Company with a face value of Rs.10/- per share at a premium of Rs.165 against a receipt of Rs.112,149 (comprising of Rs.12,187 towards face value and Rs.99,332 towards securities premium). Subsequent, to the balance sheet date, Infinity Satcom Universal has communicated that they would focus their attention on the business of Sify Communication Limited and hence shall not contribute to calls already made and balance money under the subscription agreement. Accordingly, at the meeting of the Board of Directors held on August 29, 2008, the shares allotted and monies already collected (Rs 112,149 including sums towards capital and premium) have been forfeited.

Item 15. Controls and procedures
          Evaluation of disclosure controls and procedures
          Based on their evaluation as of March 31, 2008, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities Exchange Commission rules and forms and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosures. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and, in reaching a reasonable level of assurance, management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Also, we have investments in certain unconsolidated entities. As we do not control or manage these entities, our disclosure controls and procedures with respect to such entities are necessarily substantially more limited than those we maintain with respect to our consolidated subsidiaries.
          Management’s annual report on internal control over financial reporting
          Our Management, led by the Chairman and Managing Director, Mr. Raju Vegesna and the Chief Financial Officer, Mr. M.P.Vijay Kumar, have the responsibility for establishing and maintaining adequate internal controls and procedures for financial reporting as defined in rules 13(a)-15(f) and 15(d)-15(f) under the Securities Exchange Act of 1934.
          Management is responsible for establishing and maintaining adequate internal control over financial reporting of the company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards.
          The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
          Management adopted the integrated internal control framework criteria described in the “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the effectiveness of the company’s internal control over financial reporting as of March 31, 2008.
          Based on our evaluation of internal controls over financial reporting under the COSO framework, management has concluded that controls were effective as of March 31, 2008.
          Pursuant to the rules of the US Securities Exchange Commission, our Independent Registered Public Accounting Firm is required to attest to the effectiveness of the company’s internal control over financial reporting for the year ended March 31, 2008. Accordingly, an attestation report is included in this Annual Report on Form 20-F.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Sify Technologies Limited:
We have audited Sify Technologies Limited and subsidiaries’ (“the Company”) internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of March 31, 2008 and 2007, and the related consolidated income statements, statements of recognized income and expense, and cash flows for each of the years in the two-year period ended March 31, 2008, and our report dated October 11, 2008 expressed an unqualified opinion on those consolidated financial statements.
KPMG
Chennai, India,
October 11, 2008

Changes in internal control over financial reporting
     During the period covered by this Annual Report, there were no material changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
Item 16A. Audit Committee financial expert
     Mr. C. B. Mouli, a member of our audit committee, has been deemed “independent” per the applicable SEC and NASDAQ rules. The Board of Directors has determined that Mr. Mouli qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the SEC and satisfies the requirements for audit committee financial expert.
Item 16B. Code of Ethics
     The Company has adopted a Code of Conduct and Conflict of Interest Policy that is applicable to all employees. The text of the policy was filed as an Exhibit under Item 19 to the Annual Report for the year ended March 31, 2005. This policy is available on our corporate website www.sifycorp.com.
     We have also adopted a written Code of Ethics, as defined in Item 406 of Regulation S-K, applicable to our principal executive officer, principal financial officer, principal accounting officer and all officers working in our finance, accounting, treasury, tax, legal, purchase, investor relations functions, disclosure committee members, and senior management, as well as members of the audit committee and the board of directors. This policy is available in our intranet.
     Our audit committee has also adopted a Whistleblower Policy wherein it has established procedures for receiving, retaining and treating complaints received, and procedures for the confidential, anonymous submission by employees of complaints regarding questionable accounting or auditing matters, conduct which results in a violation of law by Sify or in a substantial mismanagement of company resources. Under this policy, our employees are encouraged to report questionable accounting matters, any reporting of fraudulent financial information to the chairman of our audit committee any conduct that results in a violation of law by Sify to our management (on an anonymous basis, if employees so desire). Under this policy, we have prohibited discrimination, retaliation or harassment of any kind against any employee who, based on the employee’s reasonable belief that such conduct or practices have occurred or are occurring, reports that information or participates in an investigation.
Item 16C. Principal Accountant Fees and Services
     The following table sets forth for the fiscal years indicated the fees paid to our principal accountant and its associated entities for various services provided us in these periods.

Type of Service	Fiscal year ended
	march 31, 2007	march 31, 2008
(a) Audit Fees	Rs.6.2 million	Rs.12.92 million

(b) Audit Related Fees	Nil	Nil
(c) Tax Fees	Nil	Nil
(d) All Other Fees	Nil	Nil
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
Item 18. Financial Statements

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Sify Technologies Limited
We have audited the accompanying consolidated balance sheets of Sify Technologies Limited and subsidiaries (‘the Company’) as of March 31, 2008 and 2007, and the related consolidated statements of income, consolidated statements of recognized income and expense, and consolidated statements of cash flows for each of the years in the two-year period ended March 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements, based on our audits. We did not audit the consolidated financial statements of MF Global Sify Securities Private Limited (MF Global), (a 29.85% percent owned investee company). The Company’s investment in MF Global at March 31, 2008 and 2007, was Rs. 478,514 (in thousands) and Rs. 307,056 (in thousands), respectively, and its equity in earnings of MF Global was Rs. 181,127 (in thousands) and Rs. 61,030 (in thousands) for the years 2008 and 2007, respectively. The financial statements of MF Global were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for MF Global Company, is based solely on the report of the other auditors.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.
In our opinion based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sify Technologies Limited and subsidiaries as of March 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the two-year period ended March 31, 2008, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated October 11, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
KPMG
Chennai, India
October 11, 2008

Sify Technologies Limited
Consolidated Balance Sheet

(In thousands of except share data and as otherwise stated)		As at March 31,		As at March 31,
	Note	2008	2007	2008
		Rs	Rs	Convenience
				translation
				into US$
				(Unaudited)
				Note 2(c)
Assets
Property, plant and equipment	7	2,181,785	1,672,987	54,517
Intangible assets	8	182,307	187,749	4,555
Investment in associates/equity accounted investees	9	478,514	307,056	11,957
Restricted cash	10	1,000	1,000	25
Net investment in leases other than current installments	11	5,297	12,032	132
Lease prepayments	12	568,909	4,540	14,216
Other assets	13	336,525	175,465	8,409
Deferred tax assets	14	15,570	66,104	389

Total non-current assets		3,769,907	2,426,933	$94,200

Inventories	15	37,751	28,685	943
Trade and other receivables, net	16	2,220,726	1,661,264	55,490
Net investment in leases, current installments	11	6,743	16,560	169
Prepayments for current assets	17	150,627	118,292	3,764
Cash and cash equivalents	10	1,506,327	3,070,157	37,639
Other investments	18	18,679	-	467

Total current assets		3,940,853	4,894,958	$98,472

Total assets		7,710,760	7,321,891	$192,672

Equity
Share capital	19	441,018	428,003	11,020
Share premium	19	16,368,647	16,262,096	409,012
Reserves	19	149,250	104,168	3,729
Accumulated deficit	19	(12,263,931)	(12,255,361)	(306,445)

Total equity attributable to equity holders of the Company		4,694,984	4,538,906	117,316

Minority interest		199,907	169,765	4,995

Total equity		4,894,891	4,708,671	$122,311

Sify Technologies Limited
Consolidated Balance Sheet

(In thousands of except share data and as otherwise stated)		As at March 31,		As at March 31,
	Note	2008	2007	2008
		Rs	Rs	Convenience
				translation
				into US$
				(Unaudited)
				Note 2(c)
Liabilities
Finance lease obligations, other than current installments	20	2,493	3,671	62
Employee benefits	21	42,250	36,998	1,056
Other liabilities	22	124,472	112,883	3,110

Total non-current liabilities		169,215	153,552	$4,228

Finance lease obligations current installments	20	2,899	2,476	72
Borrowings from banks	23	156,426	800,000	3,909
Bank overdraft	10	617,637	-	15,433
Trade and other payables	24	1,501,336	1,207,162	37,515
Deferred income	25	368,356	450,030	9,204

Total current liabilities		2,646,654	2,459,668	$66,133

Total liabilities		2,815,869	2,613,220	$70,361

Total equity and liabilities		7,710,760	7,321,891	$192,672

The accompanying notes are an integral part of these consolidated financial statements

Sify Technologies Limited
Consolidated Income Statement
For the fiscal years ended March 31, 2008 and March 31, 2007

(In thousands of except share data and as otherwise stated)		Year ended March 31,		Year ended
				March 31,
	Note	2008	2007	2008
		Rs	Rs	Convenience
				translation
				into US$
				(Unaudited)
				Note 2(c)
Revenue	26	6,006,215	5,447,347	150,080

Cost of goods sold and services rendered	27	(3,419,122)	(2,939,329)	(85,438)

Other income	28	46,152	66,320	1,153

Selling, general and administrative expenses	30	(2,434,715)	(2,094,971)	(60,838)

Depreciation and amortisation expenses		(394,337)	(463,780)	(9,854)

Income/(loss) from operating activities		(195,807)	15,587	(4,897)

Finance income		161,783	154,192	4,043

Finance expenses		(57,682)	(25,550)	(1,440)

Net finance income	33	104,101	128,642	2,603

Share of profit of equity accounted investee (net of income tax)	9	181,127	61,030	4,526

Profit before tax		89,421	205,259	2,232

Income tax (expense) / benefit	14	(63,975)	66,113	(1,599)

Profit for the year		25,446	271,372	$633

Attributable to:

Owners of the parent		(4,696)	240,841	(119)

Minority interests		30,142	30,531	752

		25,446	271,372	$633

Earnings per share	34
Basic earnings per share		(0.11)	5.64	$(0.003)

Diluted earnings per share		(0.11)	5.63	$(0.003)

The accompanying notes are an integral part of these consolidated financial statements

Sify Technologies Limited
Consolidated statement of recognised income and expenses
For the fiscal years ended March 31, 2008 and March 31, 2007

(In thousands of except share data and as otherwise stated)		Year ended March 31,		Year ended
				March 31,
	Note	2008	2007	2008
		Rs	Rs	Convenience
				translation
				into US$
				Note 2(c)
				(Unaudited)
Foreign currency translation differences for foreign operations		163	(316)	4
Defined benefit plan actuarial gains (losses)		(1,859)	18	(46)
Change in fair value of available for sale security		(1,080)	-	(27)

Income and expense recognised directly in equity		(2,776)	(298)	(69)

Profit for the year		25,446	271,372	633

Total recognised income and expense for the year	19	22,670	271,074	$564

Attributable to:

Equity holders of the company		(7,472)	240,543	(188)
Minority interest		30,142	30,531	752

Total recognised income and expense for the year		22,670	271,074	$564

The accompanying notes are an integral part of these consolidated financial statements

Sify Technologies Limited
Consolidated statement of cash flows

For the fiscal years ended March 31,	Year ended March 31,		Year ended
			March 31,
(In thousands of except share data and as	2008	2007	2008
otherwise stated)	Rs	Rs	Convenience
			translation
			into US$
			(Unaudited)
			Note 2(c)
Cash flows from / (used in) operating activities
Profit before tax	89,421	205,259	2,232
Adjustments for:
Depreciation and amortization	394,337	463,780	9,854
Share of profit of equity accounted investees	(181,127)	(61,030)	(4,526)
Gain on sale of property, plant and equipment	107	(487)	3
Provision for doubtful receivables and advances	131,954	153,638	3,297
Gain on disposal of subsidiary	-	(226)	-
Stock compensation expense	56,410	60,933	1,410
Net finance income	(104,101)	(128,642)	(2,601)
Unrealized loss on account of exchange differences	496	16,012	12

	387,497	709,237	9,681

Change in trade and other receivables	(678,051)	(651,650)	(16,943)
Change in inventories	(9,066)	1,777	(227)
Change in other assets	(757,472)	(21,898)	(18,927)
Change in trade and other payables	460,211	142,879	11,500
Change in employee benefits	7,111	(13,083)	178
Change in deferred revenue	(81,673)	5,697	(2,041)

	(671,443)	172,959	(16,779)
Income taxes paid	(168,426)	(56,697)	(4,209)

Net cash (used in)/ from operating activities	(839,869)	116,262	(20,988)

Cash flows from / (used in) investing activities
Acquisition of property, plant and equipment	(849,091)	(686,320)	(21,217)
Expenditure on intangible assets	(30,238)	(65,474)	(756)
Business acquisition (net of cash)	-	(93,775)	-
Proceeds from sale of property, plant and equipment	5,630	5,465	141
Net investment in leases	16,552	(6,974)	414
Finance income received	121,162	138,762	3,028
Short term investments	(20,315)	-	(508)

Net cash used in investing activities	(756,300)	(708,316)	(18,898)

Sify Technologies Limited
Consolidated statement of cash flows

For the fiscal years ended March 31,	Year ended March 31,		Year ended
			March 31,
(In thousands of except share data and as	2008	2007	2008
otherwise stated)	Rs	Rs	Convenience
			translation
			into US$
			(Unaudited)
			Note 2(c)
Cash flows from / (used in) financing activities
Proceeds from issue of share capital (including share premium)	116,812	72,647	2,919
Proceeds from / (repayment) of borrowings	(643,574)	800,000	(16,081)
Finance expenses paid	(57,682)	(25,550)	(1,441)
Proceeds from / (repayment) of finance lease liabilities	(756)	842	(19)

Net cash from / (used in) financing activities	(585,200)	847,939	(14,622)

Net increase / (decrease) in cash and cash equivalents	(2,181,369)	255,885	(54,508)
Cash and cash equivalents at April 1	3,070,157	2,822,501	76,716
Effect of exchange fluctuations on cash held	(98)	(8,229)	(3)

Cash and cash equivalents at March 31	888,690	3,070,157	22,205

Cash and cash equivalents includes Rs. 617,637 (Previous year - Nil) lying as bank overdrafts
Supplementary information
Additions to property, plant and equipment represented by capital lease obligations	8,166	4,448	204

The accompanying notes are an integral part of these consolidated financial statements

SIFY TECHNOLOGIES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data and as stated otherwise)
1.	Reporting entity
Sify Technologies Limited, (‘Sify’ or ‘the Company’) formerly known as Sify Limited, is a leading internet services provider headquartered in Chennai, India. These Consolidated Financial Statements as at and for the year ended March 31, 2008 comprise the Company and its subsidiaries (India World Communications Limited, Sify Communications Limited, Sify Networks Private Limited, Sify International Inc, and Sify Americas Inc) (together referred to as the ‘Group’ and individually as ‘Group entities’) and the Group’s interest in associate companies. The Group is primarily involved in providing services, such as Corporate Network and Data Services, Internet Access Services, Online Portal and Content offerings and in selling hardware and software related to such services. Sify is listed on the NASDAQ Global Market in the United States.
2.	Basis of preparation

a.	Statement of compliance
The accompanying Consolidated Financial Statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations as issued by the International Accounting Standards Board (IASB). The Group has applied all standards and interpretations issued by the IASB that were effective as of March 31, 2008. In addition, the Group adopted the following standard though the standard were not effective on the reporting date, March 31, 2008.

i.	IFRS 8	: Operating Segments revised version, effective for annual periods beginning on or after January 1, 2009.
The Group has not adopted the following new Standards or revisions to existing Standards:

i.	IAS 1	: Presentation of Financial Statements, revised version effective for annual periods beginning on or after January 1, 2009. This Standard would be adopted, by the Company as at April 1, 2009.

ii.	IFRS 3	: Business combinations, the revised version effective for annual periods beginning on or after July 1, 2009. The revision is not expected to have a significant impact on the financial statements of the Group.

iii.	IAS 23	: Borrowing Costs, effective for annual periods beginning on or after January 1, 2009. The revised IAS 23 will become mandatory for the Group’s 2009 financial statements and will constitute a change in accounting policy for the Group. The amendment is not expected to have a significant impact on Sify.

iv.	IAS 27	: Consolidated and Separate Financial Statements, the revised version is effective for annual periods beginning on or after July 1, 2009 and earlier application of revised IAS 27 is permissible only if the revised version of IFRS 3 is adopted.

v.	IFRS 2	: Share-based Payment - vesting conditions and cancellations, the amendments are effective for annual periods beginning on or after January 1, 2009. The amendment is not expected to have a significant impact on Sify.

vi.	IAS 32	: Financial Instruments Presentation and IAS 1 Presentation of Financial Statements, the amendments are effective for annual periods beginning on or after January 1, 2009. This standard would be adopted by the Company as at April 1, 2009.

vii.	IFRIC 13	: Customer Loyalty Programmes, the Interpretation is applicable for annual periods beginning on or after July 1, 2008. IFRIC 13, which becomes mandatory for the Group’s 2009 financial statements, is not expected to have a material impact on the Consolidated Financial Statements.

viii.	IFRIC 14	: IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their interaction, the Interpretation is applicable for annual periods beginning on or after January 1, 2008. The Company will apply IFRIC 14 from April 01, 2008. The Group has not yet determined the potential effect of this interpretation.
b.	Basis of measurement
These Consolidated Financial Statements have been prepared on the historical cost basis except for the following:
•	Available for sale financial assets

•	Derivative financial instruments
The above items have been measured at fair value and the methods used to measure fair values are discussed further in Note 5.
c.	Functional and presentation currency
Items included in the financial statements in each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Indian rupee is the functional currency of Sify, its domestic subsidiaries and Affiliates. The U.S. dollar is the functional currency of Sify’s foreign subsidiary located in the United States.
The Consolidated Financial Statements are presented in Indian Rupees which is the Group’s presentation currency. All financial information presented in Indian Rupees has been rounded up to the nearest thousand except where otherwise indicated.
Convenience translation: Solely for the convenience of the reader, the financial statements as of and for the year ended March 31, 2008 have been translated into United States dollars (neither the presentation currency nor the functional currency) at the noon buying rate in the New York City on March 31, 2008, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York of U.S. $1 = Rs.40.02. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollar at such a rate or at any other rate on March 31, 2008 or at any other date.
d.	Use of estimates and judgements
The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period of change and future periods, if the change affects both.
In particular, areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements include the following:
•	Business combinations (Note 6)

•	Measurement of the recoverable amounts of cash-generating units containing goodwill (Note 8)

•	Useful lives of Property, plant and equipment (Note 7)

•	Lease classification (Note 11, 12 and 20)

•	Utilization of tax losses (Note 14)

•	Measurement of defined employee benefit obligations (Note 21)

•	Measurement of share-based payments (Note 32)

3.	Transition to IFRS
These consolidated financial statements being the first IFRS financial statements, are covered by IFRS 1, First-time Adoption of International Financial Reporting Standards. Sify has applied IFRS 1 in making the transition to IFRS, with April 1, 2006 as the date of transition to IFRS.
Immediately before adopting IFRS, Sify prepared its Consolidated Financial Statements under US GAAP (previous GAAP). Reconciliation and description of the effect of the transition from US GAAP to IFRS on equity, net income and cash flows are provided in Note 3 C.
IFRS 1 requires that all IFRS effective for the first IFRS Consolidated Financial Statements for the year ended March 31, 2008, be applied consistently and retrospectively for all fiscal years presented. However, this standard provides some optional and mandatory exemptions to this general requirement in specific cases. Accordingly, Sify has applied certain mandatory and optional exemptions from full retrospective application of IFRS as detailed below.
A. Retrospective application of IFRS – Mandatory exemption
The Group has applied the following mandatory exemptions:
a) Derecognition of financial assets and liabilities –As per IAS 39, if a first time adopter derecognized non-derivative financial assets or non-derivative financial liabilities under its previous GAAP as a result of a transaction that occurred before 1 January 2004, it shall not recognise those assets and liabilities under IFRS unless they qualify for recognition as a result of a later transaction or event. Sify did not derecognize any such financial asset or liability before January 1, 2004 and hence, this exemption is not applicable
b) Hedge accounting – Under IAS 39 hedge accounting is applied from the date of transition only to hedging relationships that meet the requirements for hedge accounting at that date. Sify did not have any hedging relationships. Hence, this exemption is not applicable.
c) Estimates – Estimates made at the date of transition and during the comparative period under previous GAAP should not be changed (except for the effect of the application of accounting principles under IFRS to those estimates) unless there objective evidence that these estimates were in error. When an entity needs to make estimates under IFRS that were not required under previous GAAP, the estimates must reflect conditions at the date of transition to IFRS. On an assessment of the estimates made under previous GAAP, the Group has concluded that there is no necessity to revise the estimates under IFRS .The exemption is explained in Note 2 d.
d) Assets classified as held for sale and discontinued operations – IFRS 5 requires that it shall be applied prospectively to non-current assets (or disposal group) that meet the criteria to be classified as held for sale, and operations that meet the criteria to be classified as discontinued after the effective date of IFRS 5 (effective for annual periods beginning on or after January 1, 2005). This exemption requires an entity with a date of adoption after January 1, 2005 to restate its comparatives for IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. However, Sify does not have any non- current assets that meet the held-for-sale criteria and operations that meet the criteria to be classified as discontinued operations.
B. Exemption from Retrospective application of IFRS – Optional exemption
As per IFRS 1, the Group has elected to apply or not to apply the following optional exemptions from full retrospective application:
a) Business combinations –As per IFRS 1 First Time Adoption of International Financial Reporting Standards, an entity may elect to apply IFRS 3 Business Combinations retrospectively to all past business combinations apply to all business combinations after a particular date or not to apply for past business combinations. The Group has elected not to apply IFRS 3 Business combinations to business combinations that occurred before the date of transition to IFRS, i.e., April 1, 2006.
b) Fair value or revaluation as deemed cost – As per IFRS 1 First Time Adoption of International Financial Reporting Standards, an entity may elect to measure an item of property, plant and equipment at the date of transition to IFRS at its fair value and use that fair value as deemed cost at that date or may elect to use a previous GAAP revaluation of an item of property, plant and equipment at, or before, the date of transition to IFRS as deemed cost at the date of valuation. The Group has not elected to measure any item of Property, plant and equipment at its fair value at the date of transition; they have been measured at cost in accordance with IAS 16.

c) Employee benefits – An entity adopting IFRS would have to recalculate all actuarial gains and losses from inception of each post-employment defined benefit plan if it intended to use a ‘corridor’ approach to recognising actuarial gains and losses. Alternatively, a first time adopter of IFRS may elect to apply the exemption to recognise all cumulative actuarial gains or losses at the date of transition to IFRS as an adjustment to opening retained earnings (or other appropriate component of equity). The Group elected to recognize all cumulative actuarial gains and losses at the transition date and actuarial gains and losses thereafter as a adjustment to a separate component of equity.
d) Cumulative translation differences – A first-time adopter may either apply IAS 21 retrospectively to determine the cumulative translation differences for each foreign operation that must be recognised as a separate component of equity at the date of transition or deem the cumulative translation differences to be zero at the IFRS transition date, and reclassify any amounts recognised in accordance with previous GAAP at that date as retained earnings. The exemption must be applied consistently to all foreign operations. The gain or loss on the subsequent disposal of any foreign operation must exclude translation differences that arose before the transition date if an entity elected to reset the cumulative translation. The Group has elected to apply IAS 21 retrospectively and recognised cumulative translation differences for each foreign operation as separate component of equity at the date of transition.
e) Compound financial instruments – IAS 32 Financial instruments presentation requires an entity to split a compound financial instrument at inception into separate liability and equity components. As per IFRS 1 First Time Adoption of International Financial Reporting Standards, if the liability component is no longer outstanding at the date of transition to IFRS an entity need not separate the amount recognised in equity into retained earnings and issued equity. This exemption is not applicable to us as the Group has not issued any compound financial instruments.
f) Assets and liabilities of subsidiaries, associates and joint ventures – A parent or investor may become a first-time adopter earlier than or later than its subsidiary, associate, or joint venture investee. In these cases, IFRS 1 provides certain exemptions. Since Sify is the parent company and is preparing its consolidated financial statements for the year ended March 31, 2008 based on the financial statements of its subsidiaries prepared under IFRS, this exemption is not applicable.
g) Designation of previously recognised financial assets and financial liabilities – IFRS 1 permits a financial instrument to be designated as a financial asset or financial liability at fair value through profit or loss (FVTPL) or as available for sale despite this recognition not being made at the initial recognition date. There were no financial assets or liabilities to be designated as above, accordingly, this exemption is not applicable.
h) Share-based payment – An entity that is a first-time adopter of IFRS may elect to apply the recognition and measurement requirements for share-based payments retrospectively to all share-based payment transactions occurring before its transition date or not apply the recognition and measurement requirements regarding share-based payments retrospectively to equity instruments that were granted on or before 7 November 2002 and equity instruments that were granted after 7 November 2002 that vested before the later of the date of transition to IFRSs and 1 January 2005 or liabilities arising from share-based payment transactions that were settled before the later of the date of transition to IFRSs and 1 January 2005.
The Group does not have cash settled share-based transactions. In respect of equity instruments, the Group has not applied recognition and measurement requirements regarding share-based payments in respect of the equity awards which were granted and vested prior to 1 April 2006 i.e., the date of transition to IFRS.
i) Insurance contracts – The transitional provisions prescribed in IFRS 4 Insurance Contracts are applicable to any entity issuing insurance contracts(an insurer) The Group is not engaged in issuing insurance contracts and hence, this exemption is not applicable.
j) Decommissioning liabilities included in the cost of property, plant and equipment –IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities requires specified changes in a decommissioning, restoration or similar liability to be added to or deducted from the cost of the asset to which it relates; the adjusted depreciable amount of the asset is then depreciated prospectively over its remaining useful life. A first-time adopter need not comply with these requirements for changes in such liabilities that occurred before the date of transition to IFRS.
The Group does not have any decommissioning liabilities included in the cost of Property, plant and equipment, hence, this exemption is not applicable.

k) Leases – A first time adopter may apply the transitional provisions in IFRIC 4 Determining whether an Arrangement contains a Lease. Therefore, a first-time adopter may determine whether an arrangement existing at the date of transition to IFRS contains a lease on the basis of the facts and circumstances existing at that date. Under the previous GAAP, the Group classified its leases either as Operating or Finance leases adopting principles which are consistent with the requirements of IAS 17- Leases. The need for the application of IFRIC 4, whether an arrangement contains a lease at the date of transition does not arise. Hence, this exemption is not applicable.
l) Service concession arrangements – IFRIC 12 provides guidance on the accounting by operators for public-to-private service concession arrangements to private operators and clarifies how certain aspects of existing IASB literature are to be applied to service concession arrangements. The Group does not deal with such projects, hence, this exemption is not applicable.
C. Reconciliation of equity and net income between from U.S. GAAP (previous GAAP) to IFRS
The following reconciliation describes the effect of major differences between U.S. GAAP and IFRS on the equity as of March 31, 2007 and in the opening balance sheet as of April 1, 2006 as well as on net income for year ended March 31, 2007
(i)	Reconciliation of equity

	As at April 1, 2006	As at March 31, 2007

Equity under US GAAP	4,054,509	4,381,090

Add :
Recognition of import duty credit entitlement under Served from India Scheme. (Note a)	94,628	66,094

Adjustments relating to employee benefits. (Note b)	5,272	1,990

Transition date credit to share-based payment reserve (Note c)	42,193	-

Adjustment to amortization of intangible assets acquired in a business combination. (Note d)	-	1,652

Change in equity pick up of an investment accounted for using equity method.	2,490	1,602

Impact of opening balance sheet transitional adjustments.	-	99,484

	4,199,092	4,551,912
Less :
Additional depreciation charge in respect of recognition of import duty credit entitlement, under Served from India scheme. (Note a)	(2,907)	(4,626)

Recognition of additional stock compensation expense. (Note c)	(42,193)	-

Reversal of actuarial gain in respect of employee benefits. (Note b)	-	(5,556)

Impact of income taxes relating to reversal of actuarial gains. (Note b)	-	(2,824)

Equity under IFRS	4,153,992	4,538,906

(ii)	Reconciliation of Net Income for the year ended March 31, 2007.

Year ended
March 31, 2007

Net Income under US GAAP	218,291

Add:
Recognition of import duty credit entitlement under Served from India Scheme. (Note a)	66,094

Reversal of provision in respect of employee benefits. (Note b)	1,967

Tax impact of recognition of actuarial gain to equity (Note b)	9

Adjustment to amortization of intangible assets acquired in a business combination. (Note d)	1,652

Less:
Additional depreciation charge in respect of recognition of import duty credit entitlement. (Note a)	(4,626)

Impact on income taxes relating to reversal of actuarial gains. (Note d)	(2,824)

Change in equity pick up of an investment accounted for using equity method.	(9,191)

Net Income under IFRS	271,372

a)	Recognition of import duty credit entitlement
The Group is eligible to claim certain import duty credit entitlement under “Served from India Scheme” (issued by the Government of India) in respect of the foreign exchange earnings from export of services. This import duty credit entitlement is not transferable can be availed on import of capital goods including capital spares i.e., it can be used in lieu of payment of duty of such capital goods or capital spares. Under previous GAAP, such duty credit entitlement was not recognized as income and not setup as an asset since that GAAP observes that the entitlement does not result in separate earnings process for the Group and the entitlement is not transferable. Further, the duty credit entitlement utilized for payment of import duty was netted off against the cost of asset.
Under IFRS, the Group has recognised such import duty credit entitlement as “Other Income” as it meets the definition of Income under Framework for the Preparation and Presentation of Financial Statements. This has resulted in increase in equity by Rs. 66,094 and Rs. 94,628 as at March 31, 2007 and April 1, 2006 respectively. Further, the import duty utilised and netted off against cost of asset under previous GAAP has been adjusted against the corresponding receivable under IFRS to increase the cost of property, plant and equipment by Rs. 5,969 and Rs. 28,317 as at March 31, 2007 and April 1, 2006 respectively. The corresponding depreciation impact amounted to Rs. 4,626 and Rs. 2,907 for the year ended March 31, 2007 and cumulatively upto April 1, 2006 respectively.
b)	Employee benefits
Under previous GAAP, the Group applied discounting rates based on the high-quality fixed-income investments prevalent at the reporting date to determine the liability towards employee benefits. Under IFRS, the relevant rates shall be the rates applicable to high quality corporate bonds or in the absence of deep market for such bonds, the rates applicable to Government bonds shall be used. Accordingly, in the absence of a deep bond market in India, the Group has applied the rates applicable to Government bonds.
Further, until the date of transition, the Group adopted the corridor approach to record actuarial gains and losses under previous GAAP. Under IFRS, as mentioned in paragraph 3B(c), the Group has elected to recognize all cumulative actuarial gains and losses of defined benefit plans at the transition date as an adjustment to a separate component of equity. Subsequent to the transition date, the Group has decided to continue to recognize actuarial gains and losses of such defined benefit plans as a separate component of equity.

The aforesaid changes have resulted in increase of equity by Rs. 1,990 and Rs. 5,272 as at March 31, 2007 and April 1, 2006 respectively. Correspondingly, the net income under previous GAAP for the year ended March 31, 2007 has been increased by Rs. 1,967 (after adjusting Rs. 18 (net of tax of Rs. 9) on account of actuarial gains or losses) directly to equity.
Further, under previous GAAP, the Group adopted the recognition and disclosure provisions of SFAS No. 158 and recognised a gain of Rs. 5,556 (net of deferred tax liability of Rs. 2,824) directly into the statement of equity representing the actuarial gain as at March 31, 2007. Since the Group has recognised all cumulative actuarial gains and losses at the transition date as an adjustment to opening retained earnings, the Group reversed the actuarial gain of Rs 5,556 and the deferred tax liability of Rs. 2,824. Consequent upon such de-recognition, the equity decreased by Rs 8,380 as at March 31, 2007.
c)	Stock compensation expenses
Under previous GAAP, the Group has determined the stock compensation expense (using modified prospective method under SFAS 123(revised 2004)) by reference to fair value of the options on the grant date for the unvested options granted before March 31, 2006. Under IFRS, the Group has applied IFRS 2 retrospectively for the options issued after November 7, 2002 and remain unvested as at the date of transition. This has resulted in a decrease of Rs. 42,193 in the retained earnings as at date of transition and a corresponding credit in share-based payment reserve shown as a separate component of equity.
d)	Amortisation of intangibles
During the year ended March 31, 2007, under US GAAP, purchase consideration in respect of acquisition of Globe Travels has been allocated based on the estimated fair values determined by the management. The Company has completed the final allocation of purchase price during June 2007. Under US GAAP, the changes in the fair value of the intangible asset and goodwill were made prospectively. However, IFRS 3 (2004) ‘Business Combinations’ requires change to be made from the date of acquisition. Therefore, the change in the fair values of intangible and goodwill has been adjusted in the comparative information presented in the Group’s first IFRS financial statements. This has resulted in increase in equity by Rs. 1,652 due to decrease in the amortisation charge.
(iii)	Reconciliation of cash flows for the year ended March 31, 2007
There is no material differences between the cash flow statement presented under IFRS and the cash flow statement presented under previous GAAP.

4.	Significant accounting policies
The accounting policies set out below have been applied consistently to all periods presented in these Consolidated Financial Statements and in preparing an opening IFRS balance sheet on the date of transition i.e. April 1, 2006 except for exemptions availed under IFRS 1 (Refer to Note 3).
a.	Basis of consolidation

(i)	Subsidiaries
Subsidiaries are entities controlled by the Company. Control exists when the Company has the power directly/indirectly to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are consolidated from the date that control commences and de-consolidated from the date that control ceases. The accounting policies of subsidiaries have been changed where necessary to align them with the policies adopted by the Company.
(ii)	Associates (equity accounted investees)
Associates are those entities where the Group has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity. Associates are accounted for using the equity method (equity accounted investees) and are initially recognised at cost. The Group’s investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The Consolidated Financial Statements include the Group’s share of the income and expenses and equity movements of equity accounted investees from the date that significant influence commences until the date that significant influence ceases. When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.
(iii)	Transactions eliminated on consolidation
Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated in preparing the Consolidated Financial Statements.
b.	Foreign currency

(i)	Foreign currency transactions
Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at year-end exchange rates. The foreign currency gain or loss on monetary items is the difference between amortised cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortised cost in foreign currency translated at the exchange rate at the end of the period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognised in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments which is recognised directly in equity.
(ii)	Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Indian Rupees at exchange rates at the reporting date. The income and expenses of foreign operations are translated to Indian rupees using average exchange rates during the period. Exchange differences arising from the translation are taken to shareholders’ equity

c.	Financial Instruments

(i)	Non-derivative financial instruments
Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.
Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. Subsequent to initial recognition non-derivative financial instruments are measured as described below:
a)	Cash and cash equivalents
Cash and cash equivalents comprise cash balances and demand deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.
b)	Available-for-sale financial assets
Available-for-sale (AFS) financial assets are those financial assets that are designated as available for sale or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss in accordance with IAS39. The AFS category includes all equity securities which are not classified as fair value through profit or loss.
Investments in equity securities and certain debt securities are initially classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign exchange gains and losses on available-for-sale monetary items are recognised directly in equity. However, impairment losses, foreign exchange gains and losses (on AFS debt securities), interest and dividend (on AFS investments) calculated using the effective interest method are recognised in profit or loss. When an investment is de-recognised, the cumulative gain or loss in equity is transferred to profit or loss.
c)	Others
Other non-derivative financial instruments are measured at amortised cost using the effective interest method, less any impairment losses.
(ii)	Derivative financial instruments
Foreign exchange forward contracts are made and options are purchased to mitigate the risk of changes in foreign exchange rates associated with certain payables, receivables and forecasted transactions denominated in certain foreign currencies.
These derivative contracts do not qualify for hedge accounting under IAS 39, and are initially recognised at fair value on the date the contract is entered into and subsequently remeasured at their fair value. Gains or losses arising from changes in the fair value of the derivative contracts are recognised in the income statement. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.
(iii) Interest, dividends, losses and gains relating to the financial liability are recognised in profit or loss. Distributions to the equity holders are recognised against equity, along with any tax effects.
d.	Share capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new ordinary shares or share options are recognised as a deduction from equity, net of any tax effects.

e.	Property, plant and equipment
Property, plant and equipment is stated at cost less accumulated depreciation and where applicable accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials, direct labour and any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of that asset. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.
When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.
Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognised net within “other income” in profit or loss.
(i)	Subsequent costs
The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is de-recognised. The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.
(ii)	Depreciation
Depreciation is provided on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Management’s estimated useful lives for the current and previous year are as follows:

	Estimate of useful life in years
Buildings	28
Plant and machinery comprising computers, servers etc	2 – 5	*
Plant and machinery comprising other items	8	*
Furniture and fittings	5
Office equipment	5
Motor vehicles	3 – 5
* - Revised (also refer to Note 7)

Depreciation methods, useful lives and residual values are reassessed at the reporting date.
In recognizing individual assets, initial cost of which does not exceed Rs.5, materiality is applied, and such assets are depreciated in full in the year in which they are acquired.

f.	Intangible assets
(i) Goodwill
Goodwill, being the difference between the consideration paid for new interests acquired by Group companies and the fair value of Group’s share of net identifiable assets, liabilities and contingent liabilities as at the date of acquisition, is recognized as Intangible assets.
Acquisitions prior to April 1, 2006
As part of its transition to IFRS, business combinations that have occurred on or after April 1, 2006 need to be restated. In respect of acquisitions prior to 1 April 2006, goodwill, if any, represents the amount recognised under the Group’s previous accounting framework, US GAAP.
Acquisitions on or after April 1, 2006
For acquisitions on or after 1 April 2006, goodwill represents the excess of the cost of the acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree. When the excess is negative (negative goodwill), the Group reassesses the identification and measurement of identifiable assets, liabilities and contingent liabilities, and the measurement of the cost of acquisition, and recognise any remaining excess in profit or loss immediately on acquisition.
Subsequent measurement
Goodwill is measured at cost less accumulated impairment losses.
Equity accounted investees: In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment.
(ii) Other intangible assets
Other intangible assets that are acquired by the Group, which have finite useful lives, are measured at cost less accumulated amortisation and accumulated impairment losses.
(iii) Subsequent expenditure
Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, are recognised in profit or loss as incurred.
(iv) Amortisation of intangible assets with finite useful lives
Amortisation is recognised in profit or loss on straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The estimated useful lives for the current and previous year are as follows:

Estimate of useful life in years

Software	Not exceeding 3 Years
Technical Know-how	5 years
License fees	20 years
Portals and web development cost	5 years
Customer contract related intangibles	5 years

g.	Leases
Assets taken on finance lease:
At the inception of the lease, a lease arrangement is classified as either finance or operating lease, based on the substance of lease arrangement. A finance lease is recognised as an asset and a liability at the commencement of lease, at lower of the fair value of asset and present value of minimum lease payments. Initial direct costs, if any, are also capitalised and subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.
Assets taken on operating lease:
Other leases are operating leases and the leased assets are not recognised on the Group’s balance sheet. Payments made under operating leases are recognised in profit or loss on a straight-line basis over the term of the lease.
Assets given on finance lease:
The Group is a dealer lessor for leasing various types of products sold to its customers. Profit or loss on sale of such products is recognised in accordance with the policy on outright sales. Finance income i.e., excess of gross minimum lease payments and normal selling price is recognised over the lease period.
h.	Inventories
Inventories comprising traded hardware and software are measured at the lower of cost (determined using first-in first-out principle) and net realisable value. Inventory of Compact Disks (CD’s) used for internet services are stated at weighted average cost. Cost comprises cost of purchase and all directly attributable costs incurred in bringing the inventories to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.
i.	Impairment
Financial assets
A financial asset is assessed at each reporting date to determine whether there is any objective evidence that a financial asset or group of financial assets is impaired. A financial asset or group of financial assets is considered to be impaired and impairment losses are incurred if objective evidence indicates that one or more events such as a loss event, the significant financial difficulty of the issuer, a breach of contract etc., which have had a negative effect on the estimated future cash flows of that asset.
An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value.
Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.
All impairment losses are recognised in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognised previously in equity is transferred to profit or loss. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognised directly in equity.

Non-financial assets
The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, the recoverable amount is estimated at each reporting date.
The recoverable amount of an asset or cash-generating unit is the higher of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”). The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.
An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit or group of units on a pro rata basis.
An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.
j.	Employee benefits
Employee benefits are accrued in the period in which the associated services are rendered by employees of the Group, as detailed below:
(a)	Defined contribution plan (Provident Fund)
In accordance with Indian law, all employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and employer make monthly contributions to the plan, each equal to a specified percentage of employee’s basic salary. The Group has no further obligations under the plan beyond its monthly contributions. The Group does not have any legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. Obligation for contributions to the plan is recognised as an employee benefit expense in profit or loss when it is due.
(b)	Defined Benefit Plans (Gratuity)
In accordance with applicable Indian laws, the Group provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering all employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on the respective employee’s last drawn salary and the years of employment with the Group. Liability with regard to gratuity plan is accrued based on actuarial valuations determined using the ‘projected unit credit method’ at the balance sheet date, carried out by an independent actuary. Actuarial gain or loss is recognised directly in equity. The Company has an employees’ gratuity fund managed by the Life Insurance Corporation of India (LIC).
(c)	Short term benefits
Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognised for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.
(d)	Compensated leave of absence
The employees of the Group are entitled to compensated absence. The employees can carry forward a portion of the unutilised accrued absence and utilise it in future periods or receive cash compensation at retirement or termination of employment for the unutilised accrued compensated absence. The Group recognises an obligation for compensated absences in the period in which the employee renders the services. The Group provides for the expected cost of compensated absence as the additional amount that the Group expects to pay as a result of the unused entitlement that has accumulated based on actuarial valuations at the balance sheet date, carried out by an independent actuary.
k.	Share-based payment transactions
The grant date fair value of options granted to employees is recognised as an employee expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the options. The increase in equity recognised in connection with a share based payment transaction is presented as a separate component in equity. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest. See Note 32 for further information on share-based payment transactions.
l.	Provisions
Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, when it is probable, will result in an outflow of economic benefits and a reliable estimate can be made in this regard. If the effect of the time value of money is material, provisions are discounted using a current pre tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.
A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Group recognizes any impairment loss on the assets associated with that contract.
m.	Revenue
Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue is recognised when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. Transfers of risks and rewards vary depending on the individual terms of the contract of sale.
Revenue from services rendered is recognized in the Income statement in proportion to the stage of completion of the transaction at the reporting date.
The revenue recognition in respect of the various streams of revenue is described below:
(i)	Corporate network/data services
Corporate network service revenues primarily include connectivity services and the revenues from the sale of hardware and software purchased from third party vendors, and to a lesser extent, installation of the link, and other ancillary services such as e-mail and domain registration. Generally these elements are sold as a package consisting all or some of the elements. In these cases it is necessary to apply the recognition criteria to the separately identifiable components of a single transaction in order to reflect the substance of the transaction with different revenue allocations for each component. These multiple element arrangements are recognised as separable elements because each element constitutes a separate earnings process, each element has a fair value that is reliable, verifiable and objectively determinable, and the undelivered element is not essential to functionality of the delivered elements. In this arrangement involving delivery of multiple elements, the units of accounting are determined based on whether the delivered items have a value to the customer on a stand alone basis, whether there is objective and reliable evidence of fair value of the undelivered elements and if the arrangement includes a general right of return relative to the delivered item, whether delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Group. The arrangement consideration is allocated to the units of accounting based on their fair values. Revenue on delivered items is recognised when the revenue recognition criteria applicable to that unit of accounting are met.

The Group provides connectivity for a fixed period of time at a fixed rate regardless of usage. Connectivity is the last element that is provided in the case of a bundled contract. The connectivity charges are the same when sold alone or as part of a package. The revenue attributable to connectivity services is recognised ratably over the period of the contract. The hardware and software are standard products that are freely traded in and purchased from the market, have standard specifications and are not otherwise customized for the specific needs of a customer. The software sold by the Group is off-the-shelf software, such as antivirus utilities and firewalls. The fair value for the hardware and software is available from the market. The revenue attributable to hardware/software is recognised on delivery. Installation consists of commissioning of the last mile connectivity to the customer premises either through the Group’s wireless mode of broadband delivery or through the carrier exchange. However, once commissioned this last mile connectivity can be used by the customer to access any other service provider. When the customer has such last mile connectivity, the Group does not charge any installation fee. Due to the short duration, the revenue attributable to the installation of the link is recognised on completion of the installation work. Revenue from ancillary services such as e-mail and domain registration are recognised over the period such facilities are provided. All revenues are shown exclusive of sales tax and service tax.
(ii)	Web hosting service
Web hosting service revenues primarily include co-location services and connectivity services. On occasions, the Group also sells related hardware/software to its web hosting customers. At all times, such hardware and software belongs to the customer. This hardware as well as software are purchased from outside vendors and are freely traded in the market. The Group treats each element as a separate component of the arrangement which have separate earnings process. The value of the hosting service is determined based on fair value from similar services provided separately by the Group. When hardware and/or software is also included with hosting services and sold as a package, the revenue is allocated to the respective element based on the fair values. Revenue from hosting services is recognised over the period during which the service is provided.
The Group remotely manages the Information Technology infrastructure of global enterprises from India. The contracts are on time and material basis. Revenue in relation to ‘time’ is measured as the agreed rate per unit of time multiplied by the units of time expended. The element of revenue related to materials is measured in accordance with the terms of the contract.
(iii)	Internet access services
Internet access services include Internet access at homes and businesses through dial-up or cable operator and internet access through a network of cybercafés. It also includes revenues from Voice over Internet Protocol (‘VoIP’) or Internet telephony.
Dial-up Internet access is sold to customers either for a specified number of hours or for an unlimited usage within a specified period of time. Customers purchase “user accounts” or “top-ups” that enable them to access the Internet for a specified quantum of usage or for a specified period of time all within a contracted period. The amount received from customers on the sale of these user accounts or top-ups are not refundable. The revenue from sale of user accounts or top-ups is measured based on usage (where access is for a specified quantum of usage) or based on the time of usage (where access is for a specified period of time) by the customer. Any unused hours at the end of the contracted period are recognised as revenue.
VoIP services are mainly provided through Internet Telephony Booths at iway cybercafés and to a smaller extent through Cable TV operators, (CTOs). The user purchases the packs that enable them to use the Internet telephone facility through CTOs and revenue is recognised on the basis of usage by the customer. The customers use Internet telephony facilities at the iway cybercafés and make the payment to the extent of usage of the facility.
Internet access at homes and businesses through cable networks is provided through a franchised network of cable operators in India. Customers buy “user accounts” for a specified usage or volume of data transfer or for a specified period of time all within a contracted period. Revenues are recognised on actual usage by customer (where access is for a specified quantum of usage) and based on time (where access is for a specified period of time). Any unused hours at the end of the contracted period are recognised as revenue.

In the case of franchised cybercafé operators, the Group enters into an agreement with the franchisee that establishes the rights and obligations of each party and grants each franchisee a non-exclusive license to operate the cybercafé using the Group’s logo, brand and trade names. The cybercafés are owned and operated by the franchisees. The franchisee procures the retail space, invests in furniture, interior decor, PCs, and point of sale signage and employs and trains the franchisee staff. The franchisee is responsible for the maintenance of the premises and interface with customers. The Group provides the complete backend support, including bandwidth, the authentication/usage engine and the billing and collection system.
In the case of franchised cable network operators and franchised cybercafé operators, the Group enters into a standard arrangement with franchisees that provides for the payment to the Company, of an initial non-refundable franchisee fee in consideration for establishing the franchisee relationship and providing certain initial services. The fee covers the following upfront services rendered by the Group:
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
The initial franchisee fee revenue is recognised at the time of commencement of operations by the franchisee. Internet access revenue and Internet telephony revenues are recognised based on usage by the customer.
(iv)	Online portal services
The Group enters into contracts with customers to serve advertisements in its portal and the Group is paid on the basis of impressions, click-throughs or leads and in each case the revenue is recognised based on actual impressions/click-throughs/leads delivered.
Revenue from advertisements displayed on portals is recognised rateably over the period of contract
In the case of electronic commerce transactions, there are no performance obligations or minimum guarantees. The Group acts in the capacity of an agent rather than as the principal for these transactions, and the revenue recognised is the amount of commission made by the Group.
In the case of value-added services that are rendered using Sify’s mobile telephone short code 54545, are recognised upon delivery of the content/ring tones to the end subscriber and confirmation by the mobile phone service provider.

(v)	Other services
•
The Group provides e-learning software development services to facilitate web-based learning in various organizations. These customized services vary in size from customer to customer and relate to computer based and web based training in accordance with the customer specification. These services include information presentation, structured content delivery, content digitization and simulation based training. These services are generally provided on a fixed price basis. Revenue under such contracts is recognised when the outcome of the transaction can be estimated reliably by reference to the stage of completion of transaction at the reporting date.

•
Revenue from barter transactions involving advertising services is recognised where the services exchanged are dissimilar, and is measured at the fair value of services received, adjusted by the amount of any cash or cash equivalents transferred.

n.	Export benefits
Income in respect of import duty credit entitlement arising from export of services under the “Served from India Scheme” of the Government of India is recognised in the year of exports, provided there is no significant uncertainty as to the amount of entitlement and availment of the credit.
o.	Finance income and expense
Finance income comprises interest income on demand deposits with banks. Interest income is recognised as it accrues in profit or loss, using the effective interest rate method.
Finance expense comprises interest expense on loans and borrowings and bank charges.
p.	Income taxes
Income tax expense comprises current and deferred tax. Income tax expense is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.
Deferred tax assets and liabilities are recognised for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised. Deferred taxes are measured on the basis of tax rates and tax laws that have been enacted / substantially enacted by the balance sheet date.
q.	Earnings per share
The Group presents Basic and Diluted Earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which includes share options granted to employees.

5.	Determination of fair values
The Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.
(i)	Property, plant and equipment
The fair value of property, plant and equipment recognised as a result of a business combination is based on market values. The market value is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction wherein the parties had each acted knowledgeably, prudently and without compulsion. The market value of items of plant, equipment, fixtures and fittings etc. is based on the market prices for similar items.
(ii)	Intangible assets
The fair value of intangible assets acquired in the business combinations is based on discounted cash flows expected to be derived from its use.
(iii)	Investments in equity and debt securities
The fair value of available-for-sale financial assets is determined by reference to their quoted price at the reporting date.
(iv)	Trade and other receivables
The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. However in respect of such financial instruments, fair value generally approximates the carrying amount due to the short term nature of such assets.
(v)	Derivatives
The fair value of forward exchange contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk free interest rate (based on government bonds).
(vi)	Non Derivative financial liabilities
Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases, the market rate of interest is determined by reference to similar lease agreements.
(vii)	Share-based payment transactions
The fair value of employee stock options is measured using the Black-Scholes method. Measurement inputs include share price on grant date , exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instrument (based on historical experience and general option holder behavior), expected dividends, and the risk free interest rate (based on government bonds).

6.	Acquisition of Globe travels business
The Group acquired Globe Travels which operated an online travel agency on May 10, 2006 to support the Group’s strategy of providing end-to-end services to its users. The results of Globe Travels operations have been consolidated in the Group’s consolidated financial statements from May 2006. The purchase price for the business acquisition comprised the following:

Cash price	Rs.112,220 (USD 2,500)
Stock options (No. of options)	140,000
Earn out payments	USD 500
The Cash price of USD 2,500 included an amount of USD 500 as holdback amount payable upon the Airlines Reporting Corporation (“ARC”) approval of the Group’s application for change of ownership of the travel portal. The Group has obtained the ARC approval in August 2007 and paid the hold back amount.
The stock options have been treated as compensation cost in return for continued service and accounted for as employee compensation and not as part of the payment in the business combination. Further, the payment of earn out payments was not probable as on the date of acquisition hence, such contingent consideration has not been included in the cost of acquisition. Accordingly, the cost of acquisition comprises of only cash price of Rs.112, 220 and other incidental direct acquisition cost of Rs. 3,998.
The Company had initially allocated the purchase price to the estimated fair value of assets, determined by the management on the date of purchase of the business.

Property, plant and equipment	Rs 1,246
Software	2,255
Intangible assets	85,797
Goodwill	26,920
Total	116,218
Final purchase price allocation was completed in May 2007 and in accordance with IFRS 3 (2004), the change in fair values of assets was effected from the date of acquisition. The final allocation of purchase price is given below.

Final allocation
Property, Plant and Equipment	Rs.1,246
Software	6,089
Customer, contract related intangibles	72,683
Goodwill	36,200

Total	116,218

7.	Property, plant and equipment

	Cost				Accumulated depreciation				Carrying
Particulars	As at	Additions	Disposals	As at	As at	Depreciation	Deletions	As at	amount as
	April 1,			March 31,	April 1,	for the year		March 31,	at March
	2007			2008	2007			2008	31, 2008

Building	634,230	135,433	-	769,663	94,656	26,268	-	120,924	648,739
Plant and machinery	3,180,761	508,820	5,949	3,683,632	2,341,233	187,414	2,202	2,526,445	1,157,187
Computer equipments	353,874	84,857	134	438,597	204,953	92,230	134	297,049	141,548
Office equipment	103,935	12,803	47	116,691	71,989	11,982	43	83,928	32,763
Furniture and fittings	386,994	37,209	1,264	422,939	303,712	36,975	937	339,750	83,189
Vehicles	8,766	4,448	4,040	9,174	2,439	3,788	2,381	3,846	5,328
Total	4,668,560	783,570	11,434	5,440,696	3,018,982	358,657	5,697	3,371,942	2,068,754

Add: Construction in Progress	-	-	-	-	-	-	-	-	113,031

Total	4,668,560	783,570	11,434	5,440,696	3,018,982	358,657	5,697	3,371,942	2,181,785

	Cost				Accumulated depreciation				Carrying
Particulars	As at	Additions	Disposals	As at	As at	Depreciation	Deletions	As at	amount as
	April 1,			March 31,	April 1,	for the year		March	at March
	2006			2007	2006			31, 2007	31, 2007

Building	485,156	149,074	-	634,230	72,901	21,755	-	94,656	539,574
Plant and machinery	2,828,970	372,645	20,854	3,180,761	2,069,145	292,653	20,565	2,341,233	839,528
Computer equipments	286,502	70,240	2,868	353,874	164,036	43,677	2,760	204,953	148,921
Office equipment	95,104	9,120	289	103,935	60,452	11,816	279	71,989	31,946
Furniture and fittings	349,243	39,222	1,471	386,994	263,141	41,921	1,350	303,712	83,282
Vehicles	13,764	8,166	13,164	8,766	8,029	3,124	8,714	2,439	6,327
Total	4,058,739	648,467	38,646	4,668,560	2,637,704	414,946	33,668	3,018,982	1,649,578

Add: Construction in Progress	-	-	-	-	-	-	-	-	23,409

Total	4,058,739	648,467	38,646	4,668,560	2,631,354	414,946	33,668	3,018,982	1,672,987

Leased assets
The Group’s leased assets include certain buildings and motor vehicles. As at March 31, 2008 the net carrying amount of such buildings and motor vehicles is Rs. 271,125 (As at March 31, 2007: Rs. 144,639) and Rs.5,328 (As at March 31, 2007: Rs.6,327) respectively.

Construction in progress
Amounts paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment that are not ready to be put into use are disclosed under construction-in-progress.
Change in estimate
Based on a comprehensive evaluation, during the year ended March 31, 2008 the Group has revised the estimates of the useful lives of its networking equipment (included under plant and machinery) and computers. As a result, the expected useful life of networking equipment has been increased from 5 to 8 years and the expected useful life of computers has been decreased from 5 to 3 years. The effect of these changes on depreciation expense in current and future periods is as follows:

	2008	2009	2010	2011
Decrease / (Increase) in depreciation expense	110,315	98,650	61,498	(17,674)

8.	Intangible assets
Intangible assets comprise the following:

	March 31, 2008	March 31, 2007

(i) Goodwill	50,796	50,796
(ii) Other intangible assets	131,511	136,953

Total	182,307	187,749

(i) Goodwill

	March 31, 2008	March 31, 2007

Balance at the beginning of the year	50,796	14,596
Acquisitions through business combinations	-	36,200
Balance at the end of the year	50,796	50,796

Net carrying amount of goodwill	50,796	50,796

The amount of Goodwill as of March 31, 2008 and 2007 has been allocated to the following cash generating units:

Segment	March 31, 2008	March 31, 2007

Online Portal Services	50,796	50,796

Total	50,796	50,796

(ii) Other intangible assets

(A) Cost	Technical	Portals	Customer	Software	License fees	Total
	know-how	and web	contracts
		content	related
			intangibles

Balance as at 01.04.06	82,753	52,730	126,871	219,315	-	481,669
Acquisitions through business combinations	-	-	72,683	6,089	-	78,772
Other acquisitions	-	-	-	15,474	50,000	65,474
Balance as at 31.03.07	82,753	52,730	199,554	240,878	50,000	625,915

Acquisitions through business combinations	-	-	-	-	-	-
Other acquisitions	-	-	-	30,238	-	30,238
Balance as at 31.03.08	82,753	52,730	199,554	271,116	50,000	656,153

(B) Amortisation

Balance as at 01.04.06	79,240	50,065	117,433	193,350	-	440,088
Amortisation for the year	3,513	2,645	18,796	22,974	906	48,834
Balance as at 31.03.07	82,753	52,710	136,269	216,324	906	488,962

Amortisation for the year	-	20	13,657	19,503	2,500	35,680
Balance as at 31.03.08	82,753	52,730	149,926	235,827	3,406	524,642

(C) Carrying amounts	-	-	49,628	35,289	46,594	131,511

9. Investment in associates/equity accounted investees
In March 2006, MF Global Overseas Limited (MFG), a group incorporated in United Kingdom acquired 70.15% of equity share capital of MF Global Sify Securities Private Limited (MF Global), formerly Man Financial-Sify Securities India Private Limited (‘MF Global) from Refco Group Inc., USA (‘Refco’). As at March 31, 2008, 29.85% of MF Global equity shares is held by the Company. The remaining 70.15% is owned by MFG, an unrelated third party. MFG is a subsidiary of MF Global Limited, Bermuda.
A summary of key financial information of MF Global and its subsidiaries which is not adjusted for the percentage ownership held by the Group is presented below:

Balance Sheet	March 31, 2008	March 31, 2007

Total Assets	7,893,663	4,391,809
Total liabilities	6,290,602	3,363,145
Shareholders’ equity	1,603,061	1,028,664

Total Liabilities and Shareholders’ equity	7,893,663	4,391,809

Statement of Operations	For the year ended
	March 31, 2008	March 31, 2007

Revenues	2,503,520	1,293,383
Net Profit	606,255	204,426

10. Cash and Cash equivalents
Cash and cash equivalents as at March 31, 2008 amounted to Rs. 1,507,327 (Rs. 3,071,157 as at March 31, 2007). This includes cash-restricted of Rs. 878,582 (Rs. 939,833 as at March 31, 2007), representing deposits held under lien against the working capital facilities availed and the bank guarantees given by the Group towards future performance obligations.

Non current	March 31, 2008	March 31, 2007

Against future performance obligation	1,000	1,000

Current
Restricted-Deposits held under lien against overdraft facilities	877,582	938,833
Cash & Bank balances	628,745	2,131,324

Cash & cash equivalents	1,506,327	3,070,157

Bank Overdrafts	(617,637)	-

Cash & cash equivalents in the statement of cash flows	888,690	3,070,157

11. Net investment in leases
The Group’s leasing arrangements consist of leasing various types of routers, modems and other equipment for establishing virtual private networks and providing bandwidth to its customers in its corporate connectivity business. The leases are classified as finance leases and expire after a period of three years.
The following lists the components of the net investment in sales-type leases:

	March 31, 2008			March 31, 2007
	Minimum	Unearned	Net	Minimum lease	Unearned	Net investment
	lease	income	investment in	payments	income	in sales-type
	payments		sales-type	receivable		leases
			leases

Less than one year	7,275	532	6,743	17,796	1,236	16,560
Between one and five years	5,431	134	5,297	12,697	665	12,032

Total	12,706	666	12,040	30,493	1,901	28,592

12. Lease prepayments

	March 31, 2008	March 31, 2007

Leasehold land prepayments	553,051	4,540
Buildings	15,858	-

	568,909	4,540

In respect of the Leasehold land of the Group, the title is not expected to pass to the Group by the end of the lease term, indicating that the Group does not receive substantially all of the risks and rewards incidental to ownership and accordingly, the upfront amount paid to obtain the right to use the land is accounted for as operating lease pre-payments and are amortised over the lease term in accordance with the pattern of benefits provided.
13. Other assets

	March 31, 2008	March 31, 2007

Withholding taxes	194,328	105,734
Other deposits	142,197	69,731

	336,525	175,465

Withholding taxes represent taxes deducted at source by the customer and paid to the Government, which is adjustable against tax liability of the Company.

14. Deferred tax assets and liabilities
Recognised deferred tax assets and liabilities

	Assets / (liabilities)
	2008	2007

Property, Plant and Equipment	1,733	1,671
Intangible assets	3,155	2,975
Allowance for doubtful trade and other receivables	10,644	6,040
Carry forward losses	38	55,418
Tax assets	15,570	66,104

Movement in temporary differences during the year

	Balance	Recognised	Recognised	Balance	Recognised	Recognised	Balance
	as at	in	in	as at	in	in	as at
	April 1,	income	Equity	March	income	Equity	March
	2006	statement		31, 2007	statement		31, 2008

Property, Plant and Equipment	-	1,671	-	1,671	62		1,733
Intangible assets	-	2,975	-	2,975	180		3,155
Investment in equity accounted investees	-	-	-	-	-		-
Allowance for doubtful trade and other receivables	-	6,040	-	6,040	4,604		10,644
Tax loss carry forwards	-	55,418	-	55,418	(55,380)		38
Actuarial gains/losses	-	9	(9)	-	(957)	957	-
Others	-	-	-	-	(471)	471

	-	66,113	(9)	66,104	(51,962)	1,428	15,570

Income tax directly recognised in equity

	March 31, 2008	March 31, 2007

Actuarial (gains) or losses	966	(9)
Fair value reserve	556	-
Translation reserve	(84)	-

Benefit / (expense)	1,438	(9)

Unrecognised deferred tax assets
Deferred tax assets have not been recognised in respect of following items:

	March 31, 2008	March 31, 2007

Deductible temporary differences	63,090	459,526
Tax losses	1,395,042	1,081,459
	1,458,132	1,540,985

Of the above, tax losses of foreign operations governed by differential tax rates	233,695	33,109

Considering the probability of availability of future taxable profit in the period in which tax losses expire, deferred tax assets have not been recognised in respect of tax losses carried forward by the Group.

Income Tax expense

	March 31, 2008	March 31, 2007

Current tax expense
Current period	12,013	-
Total	12,013	-

Deferred tax expense
Origination and reversal of temporary differences	(3,456)	(10,695)
Recognition of previously unrecognised tax losses	-	(55,418)
Reversal of previously recognised tax losses	55,418	-
Deferred tax expense	51,962	(66,113)

Total income tax (expense) / benefit	63,975	(66,113)

15. Inventories
Inventories comprise:

Particulars	March 31, 2008	March 31, 2007

Communication hardware	28,700	21,565
Application software	2,079	876
Others	6,972	6,244

	37,751	28,685

16. Trade and other receivables
Trade and other receivables comprise:

	March 31, 2008	March 31, 2007

(i) Trade receivables, net	1,694,542	1,188,406
(ii) Other receivables including deposits	526,184	472,858

	2,220,726	1,661,264

(i)
Trade receivable as of March 31, 2008 and March 31, 2007 are stated net of allowance for doubtful receivables. The Group maintains an allowance for doubtful receivables based on its age and collectability. Trade receivables are not collateralised except to the extent of refundable deposits received from cybercafé franchisees and from cable television operators. Trade receivables consist of:

	March 31, 2008	March 31, 2007

Due from customers	1,777,858	1,290,030
Less: Allowance for doubtful receivables	83,316	101,624

Balance at the end of the year	1,694,542	1,188,406

The activity in the allowance for doubtful accounts receivable is given below:

	March 31, 2008	March 31, 2007

Balance at the beginning of the year	101,624	200,047
Add : Additional provision	131,954	153,638
Less : Bad debts written off	150,262	252,061

Balance at the end of the year	83,316	101,624

(ii) Other receivables comprises of the following items:

	March 31, 2008	March 31, 2007

Advances and other deposits	420,288	452,178
Deposits with Department of Income tax	77,724	12,954
Employee advances	5,185	7,726

	503,197	472,858

Deposit with Department of Income Tax represents tax demands paid to the authorities under protest. Refer to note 37 (a).
17. Prepayments for current assets
Prepayments for current assets comprise of the following:

	March 31, 2008	March 31, 2007

Prepayments for purchase of bandwidth	90,129	48,218
Prepayments related to insurance	15,798	16,555
Prepayments-others	34,485	53,433
Lease prepayments	10,215	86

	150,627	118,292

18. Other Investments
Other Investments comprise of available for sale investments in units of mutual funds. The details of such investments are given below:

	March 31, 2008			March 31, 2007

	Gross amount	Gains/(Loss)	Fair value	Gross amount	Gains/(Loss)	Fair value
		recognized directly			recognized directly
		in equity			in equity

Investment in mutual funds	20,315	(1,636)	18,679	-	-	-

19. Capital and reserves
     Reconciliation of movement in Capital and reserves

Attributable to equity holders of the Company

	Share capital	Share premium	Share based	Translation	Recognised	Fair value	Accumulated	Total	Minority	Total equity
			payment	Reserve	actuarial	reserve	deficit		interest
			reserve		gain / (loss)

Balance at April 1, 2006	423,895	16,177,821	60,860	-	2,926	-	(12,511,510)	4,153,992	-	4,153,992

Minority interest recognized due to divestment	-	-	-	-	-	-	-	-	139,234	139,234
Investment accounted for using equity method	-	-	-	-	-	-	10,793	10,793	-	10,793
Total recognised income and expense	-	-	-	(316)	18	-	240,841	240,543	30,531	271,074
Share-based payments recognized	-	-	60,933	-	-	-	-	60,933	-	60,933
Stock options exercised	4,108	84,275	(15,738)	-	-	-	-	72,645	-	72,645

Share options lapsed	-	-	(4,515)	-	-	-	4,515	-	-	-

Balance at March 31, 2007	428,003	16,262,096	101,540	(316)	2,944	-	(12,255,361)	4,538,906	169,765	4,708,671

Balance at April 1, 2007	428,003	16,262,096	101,540	(316)	2,944	-	(12,255,361)	4,538,906	169,765	4,708,671

Total recognised income and expense	-	-	-	163	(1,859)	(1,080)	(4,696)	(7,472)	30,142	22,670
Investment accounted for using equity method	-	-	-	-	-	-	(9,669)	(9,669)	-	(9,669)
Share-based payments recognized	-	-	56,410	-	-	-	-	56,410	-	56,410
Stock options exercised	198	7,219	(2,757)	-	-	-	-	4,660	-	4,660

Stock options lapsed	-	-	(5,795)	-	-	-	5,795	-	-	-

Issue of share capital	12,817	99,332	-	-	-	-	-	112,149	-	112,149

Balance at March 31, 2008	441,018	16,368,647	149,398	(153)	1,085	(1,080)	(12,263,931)	4,694,984	199,907	4,894,891

(i) Share Capital and Share Premium
As at March 31, 2008 the authorized share capital comprises 61,000,000 ordinary shares (as of March 31, 2007, the number of authorized shares was 50,000,000) of Rs 10 each. The holders of ordinary shares are entitled to receive dividends from time to time and are entitled to vote at meetings of the Group. All shares rank equally with regard to Group’s residual assets.
The Company has entered into a Subscription Agreement with Infinity Satcom Universal Private Limited (Infinity Satcom Universal) for issuance of 12,817,000 Equity Shares of the Company with face value of Rs.10/- per share at a premium of Rs.165/-. It was approved by the Company’s shareholders at the Extra ordinary General Meeting held on March 17, 2008. Infinity Satcom Universal is controlled by Ananda Raju Vegesna, Executive Director, and brother of Shri Raju Vegesna, Chairman and Managing Director.
The Company has received a sum of Rs 112,149 (comprising of Rs 12,817 towards face value and Rs 99,332 towards securities premium / share premium) Subsequent to the balance sheet date, Infinity Satcom Universal have communicated to the Company that they would focus their attention on the business of Sify Communication Limited and hence shall not contribute the balance money towards the subscription of 12,817,000 Equity Shares, as and when it is called. Accordingly, at the meeting of the Board of Directors, the shares allotted and monies already collected (Rs. 112,149 including sums towards capital and premium) have been forfeited.
(ii) Translation reserve
The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.
(iii) Share based payment reserve
Share based payment reserve represents the stock compensation expense recognised as a separate component of the equity.
(iv) Fair value reserve
The fair value reserve comprises the cumulative net change in the fair value of available-for-sale securities until the investments are derecognized or impaired.
(v) Recognised actuarial gain / loss
Recognised actuarial gain / loss represents the cumulative actuarial gain / loss recognised directly in equity.
20. Finance lease obligations
The following is a schedule of future minimum capital lease commitments as at March 31, 2008:

	March 31, 2008			March 31, 2007
	Future	Interest	Present value	Future	Interest	Present value
	minimum lease		minimum lease	minimum lease		minimum lease
	payments		payments	payments		payments

Less than one year	3,344	445	2,899	2,954	478	2,476
Between one and five years	2,656	163	2,493	3,982	311	3,671

Total	6,000	608	5,392	6,936	789	6,147

21. Employee benefits

	March 31, 2008	March 31, 2007

Gratuity payable	8,592	12,363
Compensated Absences	33,658	24,635

	42,250	36,998

The following table set out the status of the gratuity plan:

Change in projected benefit obligation	March 31, 2008	March 31, 2007

Projected benefit obligation at the beginning of the year	20,785	22,959
Service cost	8,533	8,149
Interest cost	1,639	1,662
Actuarial (gain)/ loss	2,393	604
Benefits paid	(6,018)	(12,589)

Projected benefit obligation at the end of the year	27,332	20,785

Change in plan assets
Fair value of plan assets at the beginning of the year	8,423	1,717
Expected return on plan assets	957	163
Actuarial (gain) / loss	(423)	631
Employer contributions	15,801	18,500
Benefits paid	(6,018)	(12,589)

Fair value of plan assets at the end of the year	18,740	8,422

Present Value of Projected benefit obligation at the end of the year	27,332	20,785
Funded status of the plans	18,740	8,422

Funded Status amount of liability recognised in the balance sheet	8,592	12,363

The components of net gratuity costs are reflected below:

Service cost	8,533	8,149
Interest cost	1,639	1,662
Expected returns on plan assets	(957)	(163)
Amortisation	-	-

Net gratuity costs	9,215	9,648

Financial Assumptions at Balance Sheet date:

	March 31, 2008	March 31, 2007

Discount rate	7.85% P.a	8.15% P.a
Long-term rate of compensation increase	6.00% P.a	6.00 %P.a
Rate of return on plan assets	7.50% P.a	7.50% P.a

The Group assesses these assumptions with the projected long-term plans of growth and prevalent industry standards.

Historical information	March 31, 2008	March 31, 2007

Present value of the defined benefit obligation	27,333	20,785
Fair value of plan assets	18,741	8,422

Deficit in the plan	(8,592)	(12,363)

Experience adjustment on plan liabilities	1,489	2,188
Experience adjustment on plan assets	(423)	631

The Group expects Rs.8,500 in contributions to be paid to the funded defined benefit plans for year ending March 31, 2009.
Actuarial gains and losses recognised in equity

	March 31, 2008	March 31, 2007

Actuarial gain / (loss)	(1,859)	18

	(1,859)	18

22. Other liabilities

	March 31, 2008	March 31, 2007

Franchisee and other deposits	124,472	112,883

	124,472	112,883

Internet access services at home and through a network of cybercafés is provided a franchised network of cable operators in India and cybercafé operators. The Group enters into an agreement with the franchisee that establishes the rights and obligations of each party and grants each franchisee a non-exclusive license to operate the cybercafé using the Group’s logo, brand and trade names. The agreement provides for payment to the Company, of an initial security deposit in consideration for establishing the franchisee relationship and providing certain initial services.
23. Borrowings from banks

	March 31, 2008	March 31, 2007

Loan against fixed deposits	85,000	800,000
Other working capital facilities	71,426	-

	156,426	800,000

The Group has short term borrowings which include:
•
Loan secured against deposits of Rs. 85,000 as at March 31, 2008 (Rs. 800,000 as at March 31, 2007) from its bankers for working capital requirements. These borrowings bear interest ranging from 9%-11% p.a and are repayable within one year from the balance sheet date.

•
Other working capital facilities are secured by a charge on the current assets and book debts of the Company. These are short term borrowings and bear interest ranging from 8%-10% p.a. Such facility generally is for a period that ranges from 90 to 120 days.

24. Trade and other payables

	March 31, 2008	March 31, 2007

Trade payables	613,422	316,935
Advance from customers	124,921	89,908
Accrued expenses	656,402	650,376
Other payables	106,591	149,943

	1,501,336	1,207,162

25. Deferred Income
Deferred revenue includes the following amounts of unearned income:

	March 31, 2008	March 31, 2007

Corporate network/data services	208,327	351,933
Internet access services	57,270	61,459
Other services	102,759	36,638

	368,356	450,030

26. Revenue

	Year ended
	March 31, 2008	March 31, 2007

Rendering of Services
Service revenue	4,868,673	4,587,873
Initial franchise fee	43,503	67,269
Installation service revenue	318,466	256,040

	5,230,642	4,911,182

Sale of products	775,573	536,165

	6,006,215	5,447,347

27. Cost of goods sold and services rendered
The Group’s cost of goods sold and services rendered numbers are before any depreciation or amortisation that is direct and attributable to revenue sources. The Group’s asset base deployed in the business is not easily split into a component that is directly attributable to a business and a component that is common / indirect to all the businesses. Since a gross profit number without depreciation and amortisation does not necessarily meet the objective of such a disclosure, the Group has not disclosed gross profit numbers but disclosed all expenses, direct and indirect, in a homogenous group leading directly from revenue to operating income.
28. Other income

	Year ended
	March 31, 2008	March 31, 2007

Duty credit entitlement	46,152	66,094
Gain on sale of investment in subsidiary (refer to note 29)	-	226

	46,152	66,320

29. Gain on sale of investment in subsidiary
The guidelines issued by the Government of India (GOI) for National Long Distance / International Long Distance (NLD / ILD) licenses limit foreign direct investment (“FDI”) for the telecommunication sector to 74% of the equity shares outstanding. As the foreign shareholding in Sify was more than the threshold limit, Sify would not be eligible for the NLD / ILD licenses. Accordingly, the Company determined to provide the IP-VPN services through Sify Comm, a subsidiary of Sify.
Pursuant to the agreement entered into with Infinity Satcom, Sify divested 26% of its holding in Sify Comm, or 4,680 shares, to Infinity Satcom Universal Private Limited (Infinity Satcom Universal), a related party, for a sale consideration of Rs.139,810 during the year ended March 31, 2006. Infinity Satcom Universal, a company incorporated under the laws of India, is owned by Ananda Raju, who is the brother of Raju Vegesna, Chairman of Sify’s Board of Directors and the principal of Infinity Capital Ventures, LP (“Infinity Capital”). The amount received against the sale proceeds, was included under other liabilities and the corresponding gain on divestment of 26% was also not recognized during the year ended March 31, 2006. The NLD / ILD licenses were granted by GOI on November 21, 2006 and accordingly, during the year ended 31 March 2007, the Company has recognized a gain of Rs. 226 on the divestment of 26% holding in Sify Comm.
30. Selling, general & administration expenses

	Year ended
	March 31, 2008	March 31, 2007

Personnel expenses	524,061	571,610
Marketing and promotion expenses	555,132	239,214
Administrative and other expenses	1,355,522	1,284,147

	2,434,715	2,094,971

Under the provisions of the Indian Income Tax Act, 1961, employers are required to pay fringe benefits tax (FBT) on the taxable value of the fringe benefits or privileges or that are provided or deemed to be provided to employees. FBT under the provisions of the Indian Income Tax Act, 1961 is Rs. 16,910 for the current year ended March 31, 2008 and Rs. 17,500 during the previous year ended March 31, 2007.
31. Personnel expenses

	Year ended
	March 31, 2008	March 31, 2007

Salaries and wages	936,732	878,463
Contribution to provident fund and other funds	43,597	38,192
Staff welfare expenses	36,061	25,610
Employee stock compensation expense	56,410	60,933

	1,072,800	1,003,198

Attributable to cost of goods sold and services rendered	548,739	431,588
Attributable to selling, general and administration expenses	524,061	571,610
32. Share-based payments
Share based payments are designed as equity-settled plans. Under the equity settled plans, the Group had issued stock options under Associate Stock Option Plan (ASOP) 1999, ASOP 2000, ASOP 2002, ASOP 2005 and ASOP 2007. Each option entitles the holder to purchase one American Depository Share (ADS) at an exercise price determined by the Compensation committee on the date of the grant. There are no options outstanding in respect of ASOP 1999 plan as at April 1, 2006. Our stock option plans are detailed as under:

(i) Associate Stock Option Plan 2000
In fiscal year 2000, the Group established the Associate Stock Option Plan 2000 (the ASOP 2000 Plan) which provided for issuing stock options to eligible employees. The stock options were issued to Employees Welfare Trust on May 22, 2000 which in turn transferred these options to the eligible employees at Re. 1 each for purchasing one ADS at an exercise price determined by the Compensation committee.
The options vest over a period of 3 years as follows:

One sixth of the options:	At the end of one year from the date of the grant

Two sixths of the options:	At the end of two years from the date of the grant

Three sixths of the options:	At the end of three years from the date of the grant.
Upon vesting, employees have 30 days in which to exercise these options.
As the number of stock options and the price of those options were made known to each allottee, the Plan has been considered as a fixed price grant. Stock option activity under the ASOP 2000 Plan is as follows:

No. of options granted, exercised and forfeited	Number of	Weighted average	Number of options	Weighted average
	options	exercise price in		exercise price in
		Rs.		Rs.
	2008	2008	2007	2007

Outstanding at beginning of the year	-	-	2,040	182.47
Granted	-	-	-	-
Forfeited	-	-	-	-
Expired	-	-	2,040	182.47

Outstanding at the end of the year	-	-	-	-

(ii) Associate Stock Option Plan 2002
In fiscal year 2002, the Group established the Associate Stock Option Plan 2002 (the ASOP 2002 Plan) which provided for issuing stock options to eligible employees. On December 9, 2002, the Group issued options to the eligible employees at Re. 1 each for purchasing one ADS at an exercise price determined by the Compensation Committee.
The options vest over a period of 3 years as follows:

One sixth of the options:	At the end of one year from the date of the grant

Five sixths of the options:	At the end of each quarter during the second and third year from the date of the grant in eight equal installments.
Upon vesting, employees have 30 days to exercise these options.
As the number of stock options and the price of those options were made known to each allottee, the Plan has been considered as a fixed price grant. Stock option activity under the ASOP 2002 Plan is as follows:

No. of options granted, exercised and forfeited	Number of	Weighted	Number of options	Weighted average
	options	average exercise		exercise price in
		price in Rs.		Rs.

	2008	2008	2007	2007

Outstanding at beginning of the year	6,250	228.74	376,857	172.83
Granted	-	-	-	-
Forfeited	-	-	521	265.35
Expired	-	-	31,323	188.45
Exercised	6,250	228.74	338,763	172.18
Outstanding at the end of the year	-	-	6,250	228.74

Exercisable at the end of the year	-	-	3,906	228.74

(iii)	Associate Stock Option Plan 2005
In October 2005, the Group established the Associate Stock Option Plan 2005 (the ASOP 2005 Plan) which provided for issuing 1,900,000 stock options to eligible employees. The Group cancelled on 22nd September, 2005, all the unissued stock options pertaining to previous plans and / or the stock options surrendered or lapsed.
The options vest over a period of 3 years as follows:

One sixth of the options:	At the end of one year from the date of the grant

Five sixths of the options:	At the end of each quarter during the second and third year from the date of the grant in eight equal installments.
The stock options can be exercised only after they vest but before the expiry date of forty months from the date of the grant.
As the number of stock options and the price of those options were made known to each allottee, the Plan has been considered as a fixed price grant. Stock option activity under the ASOP 2005 Plan is as follows:

No. of options granted, exercised	Number of options	Weighted average	Number of options	Weighted average
and forfeited		exercise price in Rs.		exercise price in Rs.

	2008	2008	2007	2007

Outstanding at the beginning of the year	868,195	238.32	1,676,400	286.20
Granted during the year	119,400	340.82	547,600	451.15
Forfeited during the year	(122,442)	376.64	(1,268,293)	290.32
Expired during the year	(28,293)	461.51	(15,524)	254.01
Exercised during the year	(13,567)	238.32	(71,988)	238.32
Replaced during the year (Refer to notes below)	(497,200)	422.91	-	-
Outstanding at the end of the year	326,093	328.84	868,195	391.59
Vested and exercisable at the end of the year	235,010	328.84	54,914	338.66
Weighted average grant date fair value of grants during the year	-	120.00	-	224.86

(iv)	Associate Stock Option Plan 2007
In September 2007, the Shareholders of the Group approved a new scheme for allotment of stock options to employees, the Associate Stock Option Plan 2007. Consequent upon the introduction of ASOP 2007 plan, 797,600 unissued stock options pertaining to Associate Stock Option Plan 2005 are no longer available for issuance.
The options vest over a period of 4 years as follows:

One sixth of the option quantity:	At the end of one year from the date of the grant.

Five sixths of the option quantity:	At the end of each quarter during the second, third and fourth year from the date of the grant in twelve equal installments.
The stock options can be exercised with a period of twelve months from the date of last vesting.
As the number of stock options and the price of those options were made known to each allottee, the Plan has been considered as a fixed price grant. Stock option activity under the ASOP 2007 Plan is as follows:

No. of options granted, exercised and forfeited	Shares arising out of	Weighted average
	options	exercise price in Rs.
	Year ended	Year ended
	March 31, 2008	March 31, 2008

Outstanding at the beginning of the year	-	-
Granted during the year	708,200	184.84
Replaced (Refer to notes below)	(123,900)	184.84
Replacement options granted (Refer to notes below)	621,100	157.35
Forfeited during the year	(5,000)	308.42
Expired during the year	-	-
Exercised during the year	-	-
Outstanding at the end of the year	1,200,400	157.35
Vested and Exercisable at the end of the year	-	-

Weighted average grant date fair value of grants during the year	-	80.78

A summary of information about fixed price stock options outstanding as at March 31, 2008 is furnished below:

	Range of	Number	Weighted	Weighted	Number	Weighted
	exercise	outstanding	average	average	exercisable at	average
	price in Rs.	at March 31,	exercise price	remaining	March 31, 2008	exercise
		2008	in Rs.	contractual life		price in Rs.

ASOP 2005	238.32 - 449.16	326,093	328.84	0.57 to 1.07 years	235,010	311.59
ASOP 2007	157.35	1,200,400	157.35	3.81 years	-	-

Modification
As the stock options issued under ASOP 2005 and ASOP 2007 have been out of money during the most time of the vesting period, the Group’s compensation committee allowed certain employees in their approval dated January 22, 2008 to surrender their (a) unvested (b) vested and (c) unexercised stock options and obtain fresh options at a discount of 10% of the market price under ASOP 2007 prevalent at the date of modification in lieu of the surrendered stock options. This modification resulted in the revision in the exercise price as well as the service period over which the stock options vest. Consequent upon modification, 497,200 stock options of ASOP 2005 plan and 123,900 stock options of ASOP 2007 plan were replaced with an allotment of equal number of fresh options to those who surrendered
The incremental fair value of the stock options replaced was determined by reference to the difference between the fair value of the replaced stock options and the net fair value of the cancelled stock options at the date of grant of new stock options.
The incremental fair value as a result of such modification in respect of modified options amounted to Rs 20,959. In respect of modification that has occurred during the vesting period, the incremental fair value granted is included in the measurement of the amount recognised, for services received over the period from the modification date until the date when the modified equity instruments vest, in addition to the amount based on the grant date fair value of the original equity instruments, which is recognised over the remainder of the original vesting period. In respect of the modification that has occurred after vesting date, the incremental fair value granted is recognised immediately or over the vesting period if the employee is required to complete an additional period of service before becoming unconditionally entitled to those modified equity instruments. The incremental cost recognised in the current year in respect of such modified options amounted to Rs 2,120.
The assumptions used in arriving at the incremental fair value are as summarised below:

Assumptions	Pre modification	Post modification

Current market price	174.83	174.83
Exercise price	308.34-578.38	157.35
Expected term	3 - 4.5 years	3 - 4.5 years
Volatility	53.83% - 77.82%	53.01% - 77.82%
Dividend yield	0%	0%
Discount rate	2.5%	2.5%

33. Financial Income and expense

	Year ended
	March 31, 2008	March 31, 2007

Interest income on bank deposits	160,262	153,028
Interest income from leases	1,232	1,164
Others	289	-
Finance income	161,783	154,192
Interest expense on financial liabilities – leases	1,826	389
Bank charges	46,484	17,428
Other interest	9,372	7,733
Finance expense	57,682	25,550

Net finance income / (expense) recognised in profit or loss	104,101	128,642

34. Earnings per share

	Year ended
	March 31, 2008	March 31, 2007

Net profit / (loss ) – as reported	(4,696)	240,841
Weighted average number of shares – Basic	42,877,726	42,704,619
Profit / (loss) per share	(0.11)	5.64
Weighted average number of shares – Dilutive	43,039,675	42,792,514
Profit / (loss) per share	(0.11)	5.63

	Year ended
	March 31, 2008	March 31, 2007

Weighted average number of ordinary shares (Basic)	42,877,726	42,704,619
Effect of dilutive equivalent shares- stock options	83,096	87,895
Effect of partly paid shares	78,853	-
Weighted average number of equity shares and equivalent shares outstanding (Diluted)	43,039,675	42,792,514

35. Segment Reporting
The primary operating segments of the Group are:
•	Corporate network/data services, which provides Internet, connectivity, security and consulting, hosting and managed service solutions;

•	Internet access services, from homes and through cybercafés,

•	Online portal services and content offerings; and

•	Other services, such as development of e-learning software.
The Chief Operating Decision Maker (“CODM”) evaluates the Group’s performance and allocates resources to various strategic business units that are identified based on the products and services that they offer and on the basis of the market served. The measure of profit / loss reviewed by the CODM is “Earnings/loss before interest, taxes, depreciation and amortisation.” Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Bandwidth costs, which form a significant part of the total expenses, are allocated primarily between the corporate network/data services and Internet access services businesses as described below:
International bandwidth refers to bandwidth that is required for access to sites and offices outside the country. For all these businesses, bandwidth is allocated based on actual utilization captured by monitoring traffic per IP pool assigned at the egress points. The Group has packet shapers in the main locations to monitor bandwidth use by each of the above categories of users. This information is used to determine parameters such as bandwidth per port and bandwidth per PC. The actual utilization is cross validated against assumptions / norms for each business.
National bandwidth refers to the inter-city link bandwidth implemented within the country. Inter-city link bandwidth was allocated based on the number of subscribers or iway cybercafés at “non gateway” points and the bandwidth sold to and used by business enterprises (determined using packet shapers). However, in order to strengthen its corporate business, the Group enhanced its national backbone to carry Internet traffic to the international fibre gateways, shifting from hybrid satellite and fibre gateways to fibre only gateways for international bandwidth. National bandwidth costs are now allocated based on international bandwidth allocation ratios because most of the traffic carried on the national backbone is directed towards the international gateways.
International and national bandwidth are allocated based on actual usage at an agreed methodology between corporate and retail businesses. The bandwidth costs, bandwidth management costs viz infrastructure and manpower costs are absorbed by corporate business. The costs for retail are routed through agreed transfer price. The Group believes that the resulting allocations are reasonable.
Last mile costs related to dial-up access that can be directly identified to businesses are allocated directly. Spectrum charges paid for the license to operate on the 5.7 ghz wireless spectrum are allocated based on the bandwidth used by the various businesses that use this spectrum. Certain expenses, such as depreciation, technology and administrative overheads, which form a significant component of total expenses, are not allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not practical to provide segment disclosure of these expenses and, accordingly, they are separately disclosed as “unallocated” and adjusted only against the total income of the Group.
A significant part of the fixed assets used in the Group’s business are not identifiable to any of the reportable segments and can be used interchangeably between segments. Management believes that it is not practicable to provide segment disclosures relating to total assets since a meaningful segregation of the available data is onerous.

The Group’s operating segment information for the years ended March 31, 2007 and 2008 are presented below:
Year ended March 31, 2008

	Corporate Network /	Internet Access Services	Online Portal Services	Other Services	Total
	Data Services

Total Segment Revenue	3,993,189	1,545,226	210,766	257,034	6,006,215
Segment Expenses allocated	(2,592,132)	(1,432,982)	(298,031)	(209,035)	(4,532,180)

Segment Operating Income	1,401,057	112,244	(87,265)	47,999	1,474,035
Unallocated corporate expenses					(1,299,070)
Depreciation and amortisation					(394,337)
Foreign exchange gain / (loss)					(22,587)
Other income / (expense), net					46,152
Net interest income					104,101
Share of profit in equity accounted investee					181,127
Minority interest					(30,142)
Income taxes					(63,975)

Net Profit/(loss)					(4,696)

Year ended March 31, 2007

	Corporate Network /	Internet Access Services	Online Portal Services	Other Services	Total
	Data Services

Total Segment Revenue	3,163,899	1,846,416	262,904	174,128	5,447,347
Segment Expenses allocated	(1,937,489)	(1,760,624)	(261,949)	(154,692)	(4,114,754)

Segment Operating Income	1,226,410	85,792	955	19,436	1,332,593
Unallocated corporate expenses					(927,878)
Depreciation and amortisation					(463,780)
Foreign exchange gain / (loss)					8,332
Other income / (expense), net					66,320
Net interest income					128,642
Share of profit in equity accounted investee					61,030
Minority interest					(30,531)
Income taxes					66,113

Net Profit/(loss)					240,841

36. Capital Commitments
Contracts pending to be executed on capital account as at March 31, 2008 and not provided for (net of advances: Rs 507,157) amounted to Rs 618,541[as at March 31, 2007: Rs 75,207 (net of advances: Rs 24,043)].

37. Contingencies
a) During the year ended March 31, 2006, the Group had received a notice from the Income-Tax Department of India for the financial years 2002 and 2003 for a sum of Rs.103,000 on a plea that no withholding tax was deducted in respect of international bandwidth and leased line payments made by the Group to international bandwidth / lease line service providers. Subsequently, the demand was revised to Rs. 77,724 by the income tax authorities and the Group was directed to pay the amount of demand in installments. Accordingly, the Group has paid Rs. 77,724 and disclosed it under other assets as receivable from the department of income tax.
The Group obtained a legal opinion on the notice wherein it is stated that withholding taxes need not be deducted if the service provider does not have any permanent establishment in India and has not installed any equipment at its premises. The Group was able to demonstrate that international service providers did not have a permanent establishment in India had not installed any equipment at the Group’s premises.
The Group considered that the likelihood of the loss contingency was remote and that no provision was necessary. The Group has an order in its favour from the Income Tax Authorities on March 28, 2008. Subsequent to the balance sheet date, the Group has also collected the refund of such amount.
b) The Group has outstanding financial and performance guarantees for various statutory purposes and letters of credit totalling Rs.641,115 and Rs.773,961 as of March 31, 2007 and March 31, 2008 respectively. These guarantees are generally provided to governmental agencies.
c) Additionally, the Group is also involved as a party to lawsuits, claims and proceedings, which arise in the ordinary course of business. The Group does not foresee any material contingency out of the pending issues
38. Legal proceedings
The Group and certain of its officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in Sify’s initial public offering of American Depositary Shares as defendants. This class action is brought on behalf of a purported class of purchasers of Sify’s ADSs from the time of Sify’s Initial Public Offering (“IPO”) in October 1999 through December 2000. The central allegation in this action is that the underwriters in Sify’s IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased Sify’s ADSs in the IPO and the aftermarket. The complaint also alleges that Sify violated the United States federal securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits.
In July 2002, an omnibus motion to dismiss all complaints against issuers and individual defendants affiliated with issuers was filed by the entire group of issuer defendants in these similar actions. In October 2002, the cases against the Group’s executive officers who were named as defendants in this action were dismissed without prejudice. In February 2003, the court in this action issued its decision on defendants’ omnibus motion to dismiss. This decision denied the motion to dismiss the Section 11 claim as to the Group and virtually all of the other issuer defendants. The decision also denied the motion to dismiss the Section 10(b) claim as to numerous issuer defendants, including the Group. On June 26, 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against Sify and over 300 other issuers who went public between 1998 and 2000, announced a proposed settlement with Sify and the other issuer defendants. The proposed settlement provides that the insurers of all settling issuers will guarantee that the plaintiffs recover $1 billion from non-settling defendants, including the investment banks who acted as underwriters in those offerings.
In the event that the plaintiffs do not recover $1 billion, the insurers for the settling issuers will make up the difference.
The Group believes that it has sufficient insurance coverage to cover the maximum amount that it may be responsible for under the proposed settlement. Although the Federal District Court has preliminarily approved the settlement, it is possible that the Federal District Court may not finally approve the settlement in whole or part. The Group believes the maximum exposure under this settlement, in the event that the plaintiffs recover nothing from the non-settling defendants, is approximately U.S. $3.9 million, an amount which the Group believes is fully recoverable from the Group’s insurer.
The Group is a party to additional legal actions arising in the ordinary course of business. Based on the available information, as of March 31, 2008, the Group believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect on it.

39. Related parties
The following is a summary of significant transactions with related parties:

	March 31, 2008	March 31, 2007

Transactions with related parties
Payments to Directors (Fees for consultancy services)	240	240
Billings	-	2,494
Purchase of goods	3,796	-
Gain on divestment of 26% holding in Sify Communications Limited (also refer to note 29)	-	226

Balances due to / receivable from related parties	-	-

Note: In relation to transactions relating to issue of equity shares to Infinity Satcom Universal refer to note 19(i).
40. Financial instrument risks management
Credit risk
The credit risk is the risk that financial loss may arise from a possible failure of a customer or counterparty to meet its obligations under a contract. With regard to Group’s activities trade receivables, treasury operations and other activities that are in the nature of leases give rise to credit risks.
The Group has not actively taken hedging positions to mitigate counterparty risks attributable to receivables, since such receivables relate to highly rated counterparties, and where these are retail-segment receivables or in the nature of leases, are adequately secured to mitigate the risk of loss.
Since services are provided to and products are sold to customers spread over a vast spectrum, the Group is not exposed to concentration of credit to any one single customer.
In the area of treasury operations, the Group is presently exposed to counter-party risks relating to short term and medium term deposits placed with public-sector banks, as also to investments made in mutual funds. In managing this, the Group is driven by three fundamentals of prudent cash management, safety, liquidity and yield. The credit exposure in mutual fund investments, which amounted to Rs.20.30 million as at the reporting date (previous year NIL), is inevitably subject to changes in fair values subject to market risks. The Chief Financial Officer is responsible for monitoring the counterparty credit risk, and has been vested with the authority to seek Board’s approval to hedge such risks in case of need.
Exposure to credit risk
The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	March 31, 2008	March 31, 2007

Trade and Other receivables	1,949,595	1,648,310
Other assets	142,197	69,731
Cash and cash equivalents	1,506,327	3,070,157
Forward exchange contracts used for hedging:
	190,095	-

The Company does not face concentrations of risk associated with credit risk.

Impairment losses
The aging of trade receivables at the reporting date was:

	Gross	Impairment	Gross	Impairment

	March 31, 2008	March 31, 2008	March 31, 2007	March 31, 2007

Not past due ( 0- 180 days )	1,517,500	-	964,033	-
Past due 181 - 270 days	131,313	9,974	190,427	15,535
Past due 271 - 365 days	87,253	31,550	80,494	31,013
More than one year	41,792	41,792	55,076	55,076

	1,777,858	83,316	1,290,030	101,624

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	March 31, 2008	March 31, 2007

Balance as at 1 April	101,624	200,047
Impairment loss recognised (net of write off)	(18,308)	(98,423)

Balance as at 31 March	83,316	101,624

Details of collaterals and other credit enhancements held

	March 31, 2008	March 31, 2007

Security deposits received for internet access services	36,413	40,603

Based on historic default rates, the Group believes that no impairment allowance is necessary in respect of trade receivables past due upto 180 days.
Ageing of other assets

	March 31, 2008	March 31, 2007
	Gross	Gross

Not past due	142,196	69,731

Liquidity risk
Liquidity risk is the risk that one or more of Group entities may fail to meet its financial obligations on time.
The investments in deposits with banks as also with mutual funds are subjected to a Gap analysis updated on a monthly basis, to ensure that at any given time at least 25% of investments mature within 90 days. Besides, the Group has concluded arrangements with well reputed Banks, and has unused lines of credit that could be drawn upon should there be a need. The unused credit limits as at the reporting date stood at Rs. 650 million (fund based) and Rs. 476.20 million (non-fund based).

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:
As at March 31, 2008

	Carrying	Contractual	0-12 months	1-2 years	2-5 years
	amount	cash flows

Non-derivative financial liabilities
Overdraft facilities	617,637	617,637	617,637	-	-
Other secured financing arrangements	156,426	156,426	156,426	-	-
Finance lease liabilities	5,392	5,392	2,899	2,493	-
Deposits received from sales partners	124,472	124,472	53,843	12,499	58,130
Trade and other payables	1,501,336	1,501,336	1,501,336	-	-

	2,405,263	2,405,263	2,332,141	14,992	58,130

	Carrying	Contractual	0-12 months	1-2 years	2-5 years
	amount	cash flows

Derivative financial liabilities
Forward exchange contracts other than those used for hedging:
Inflow	(190,095)	188,915	188,915	-	-

	(190,095)	188,915	188,915	-	-

As at March 31, 2007

	Carrying	Contractual	0-12 months	1-2 years	2-5 years
	Amount	cash flows

Non-derivative financial liabilities
Other secured financing arrangements	800,000	800,000	800,000	-	-
Finance lease liabilities	6,147	6,147	2,476	3,671	-
Deposits received from sales partners	112,883	112,883	45,608	8,214	59,061
Trade and other payables	1,207,162	1,207,162	1,207,162	-	-

	2,126,192	2,126,192	2,055,246	11,885	59,061

Currency risk
Exposure to currency risk
Group’s exposure in USD denominated transactions gives rise to Exchange Rate fluctuation risk. Group’s policy in this regard incorporates:
•	Forecasting inflows and outflows denominated in US$ for a twelve-month period

•	Estimating the net-exposure in foreign currency, in terms of timing and amount

•	Determining the extent to which exposure should be protected through one or more risk-mitigating instruments to maintain the permissible limits of uncovered exposures.
Carrying out a variance analysis between estimate and actual on an ongoing basis, and taking stop-loss action when the adverse movements breaches the 5% barrier of deviation, subject to review by Audit Committee.

The Group’s exposure to foreign currency risk was as follows based on notional amounts:

	March 31, 2008	March 31, 2007

	USD	USD	GBP	EURO	DHS

Trade receivables	6,693	4,214	63	-	53
Trade payables	-	433	-	13	-

Gross balance sheet exposure	6,693	4,647	63	13	53

Forward exchange contracts	4,750	-	-	-	-

Net exposure	1,943	4,647	63	13	53

The following significant exchange rates applied during the year:

	Average rate during the year ended		Reporting date spot rate
	March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007

USD	40.13	45.12	40.02	43.10

Sensitivity analysis
A 10 percent strengthening of the Rupees against the following currencies at March 31, 2008 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2007.

	Equity	Profit or loss

March 31, 2008	-	2,259
March 31, 2007	-	833

Interest rate risk
Interest rate risk is the risk that an upward movement in interest rate would adversely affect the borrowing costs.
Profile
At the reporting date the interest rate profile of the Group’s interest-bearing financial instruments was:

	Carrying amount
	March 31, 2008	March 31, 2007

Fixed rate instruments
Financial assets
- Deposits	877,582	938,833

Financial liabilities
- Loans and borrowings	774,063	800,000

Fair value sensitivity analysis for fixed rate instruments
The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss, and the Group does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model. Therefore a change in interest rates at the reporting date would not affect profit or loss.
Cash flow sensitivity analysis for variable rate instruments
Cash flows attributable to variable-rate instruments are not sensitive to any change in interest rate, since the exposure is nil or negligible. In the view of the Management, the fair values of fixed-rate instruments are not subject to any significant changes on account of changes in market interest rates, since fixed-rate financial assets or liabilities (not assignable or tradeable) are represented by either deposits with or loans from banks.
41. Company entities

	Country	% of Ownership interest
Particulars	of incorporation

Significant subsidiaries		March 31, 2008	March 31, 2007

Sify Communication Limited	India	74	74
India World Communications Limited*	India	100	100
Sify International Inc	US	100	100
Sify Networks Private Limited	India	100	100
Sify Americas Inc *	US	–	100
Globe Travels Inc*	US	100	100
Associates
MF Global-Sify securities India Private Limited	India	29.85	29.85

* Sify Americas Inc, Globe Travels Inc. and India World Communications Limited since wound up.

MF Global Sify Securities India Private Limited
IFRS Consolidated Financial Statements
As at and for the years ended March 31, 2008 and 2007.

Report of Independent Registered Public Accounting Firm
To
The Board of Directors and Stockholders of MF Global Sify Securities India Private Limited:
In our opinion, the accompanying consolidated balance sheet and the related consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement present fairly, in all material respects, the financial position of MF Global Sify Securities India Private Limited and its subsidiaries (collectively ‘the Company’) at March 31, 2008 and 2007, and the results of their operations and their cash flows for each of the two years in the period ended March 31, 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
Price Waterhouse
Mumbai, India
October 10, 2008

MF Global Sify Securities India Private Limited
(formerly known as Man Financial Sify Securities India Private Limited)
(All amounts in Rupees thousands, except as otherwise stated)

Consolidated Balance Sheet

		As at March 31,
	Note	2008	2007
ASSETS
Cash and bank balance	11	287,465	324,375
Cash-restricted	12	5,414,723	2,562,032
Interest bearing deposits with bank		16,500	130,424
Receivable from broker-dealers and clearing organizations	9	354,441	60,916
Receivable from customers (net of provision of Rs. 77,075 Previous year Rs. 76,400)	8	930,671	616,792
Available-for-sale securities:
Marketable, at market value		161,280	204,176
Not readily marketable (at estimated fair value)		20,393	52,000
Deposits with clearing organizations		151,515	120,048
Interest accrued but not due		234,126	61,725
Other assets	10	170,896	122,037
Intangible assets:
Computer software	5.1	15,680	19,353
Memberships in exchanges	5.2	8,409	8,745
Furniture and equipment	6	72,882	61,461
Deferred tax asset	7	54,682	47,725

Total assets		7,893,663	4,391,809

EQUITY
Capital and reserves attributable to the Equity holders
Ordinary shares	13	518,942	518,942
Additional paid in capital		28,968	28,968
Retained earnings		1,039,771	433,516
Other components of equity		15,380	47,238

Total Equity		1,603,061	1,028,664

LIABILITIES
Payable to broker dealers and clearing organizations	9	2,984,232	1,195,594
Payable to customers		2,494,634	1,797,100
Borrowings	15	105,059	—
Accounts payable, accrued expenses, and other liabilities	17	682,289	360,740
Employee benefit obligation	16	24,388	9,711

Total Liabilities		6,290,602	3,363,145

Total liabilities and Equity		7,893,663	4,391,809

The accompanying notes form an integral part of these consolidated financial statements
These financial statements have been approved by the Board of Directors on October 10, 2008

MF Global Sify Securities India Private Limited
formerly known as Man Financial Sify Securities India Private Limited)
(All amounts in Rupees thousands, except as otherwise stated)

Consolidated Income Statement

		Years ended March 31,
	Note	2008	2007
Revenue
Commissions		1,761,848	1,025,505
Depository and clearing fees		78,324	44,352
Interest on fixed deposits with banks		497,683	141,681
Other Income	20	165,665	81,845

Total Revenue		2,503,520	1,293,383

Expenses
Employee compensation and benefits	19	745,773	453,488
Exchange expenses and clearance fees		253,658	104,065
Brokerage to other broker-dealers		177,795	109,319
Communications and data processing		24,707	14,611
Bank Interest and guarantee commission		42,522	19,896
Depreciation and amortization		36,086	33,698
Occupancy		37,990	30,839
Provision for receivable from customers		675	73,300
Advertisement and business promotion		72,426	45,418
Other expenses	18	151,964	100,493
Total Expenses		1,543,596	985,127

Profit before income tax		959,924	308,256
Income tax expense	21	353,669	103,830

Profit for the year attributable to the Equity holders		606,255	204,426

The accompanying notes form an integral part of these consolidated financial statements
These financial statements have been approved by the Board of Directors on October 10, 2008

MF Global Sify Securities India Private Limited
(formerly known as Man Financial Sify Securities India Private Limited)
(All amounts in Rupees thousands, except as otherwise stated)

Consolidated Statement of Changes in Equity

	Number of			Additional		Other
	ordinary	Par	Share	paid-in	Retained	components of	Total
	shares	value	capital	capital	earnings	equity	Equity
Balance at April 01, 2006	51,894,182	10	518,942	28,968	229,090	—	777,000
Currency translation differences	—		—	—	—	(1,061)	(1,061)
Fair value gains on available-for-sale securities (net of tax)	—		—	—	—	48,299	48,299

Net income directly recognised in equity	—		—	—	—	47,238	47,238
Profit for the year	—		—	—	204,426	—	204,426

Total recognised income and expense for the year					204,426	47,238	251,664

Balance at March 31, 2007	51,894,182	10	518,942	28,968	433,516	47,238	1,028,664

Currency translation differences	—		—	—	—	(1,586)	(1,586)
Transfer to income statement on sale of available-for-sale securities, net of taxes	—		—	—	—	(22,387)	(22,387)
Fair value gains on available-for-sale securities (net of tax)	—		—	—	—	(7,885)	(7,885)

Net income directly recognised in equity	—		—	—	—	(31,858)	(31,858)
Profit for the year	—		—	—	606,255	—	606,255

Total recognised income and expense for the year	—		—	—	606,255	(31,858)	574,397

Balance at March 31, 2008	51,894,182	10	518,942	28,968	1,039,771	15,380	1,603,061

The accompanying notes form an integral part of these consolidated financial statements
These financial statements have been approved by the Board of Directors on October 10, 2008

MF Global Sify Securities India Private Limited
(formerly known as Man Financial Sify Securities India Private Limited)
(All amounts in Rupees thousands, except as otherwise stated)

Consolidated Cash Flow Statement

	Year ended March 31,
	2008	2007
Cash flows from operating activities
Profit before income tax	959,924	308,256
Adjustments for Depreciation and amortization	35,980	33,635
Profit on sale of Available-for-sale securities	(51,816)	—
Provision on receivable from customers	675	73,300
Stock appreciation rights	15,218	7,455
Others	(33)	996

Movements in working capital
Cash-restricted	(2,852,691)	(1,522,917)
Interest bearing deposits with banks	113,924	(28,174)
Deposits with clearing organizations	(31,467)	300,342
Receivable from broker-dealers and clearing organizations	(293,525)	77,385
Receivable from customers	(314,554)	(68,859)
Interest accrued but not due	(172,401)	(34,690)
Other assets	(19,620)	(22,562)
Payable to broker dealers and clearing organizations	1,788,638	829,384
Payable to customers	697,534	525,279
Accounts payable, accrued expenses, and other liabilities	321,549	161,307

Cash generated from operations	197,335	640,137
Income taxes paid	(389,865)	(157,945)

Net cash (used in) / provided by operating activities	(192,530)	482,192

Cash flows from investing activities
Available for Sale Securities: Marketable, At Market Value	72,325	(191,571)
Available for Sale Securities: Not readily marketable (at estimated fair value)	23,722	—
Expenditure on furniture and equipment	(44,105)	(58,924)
Proceeds from sale of furniture and equipment	205	—

Net cash used in investing activities	52,147	(250,495)

Cash flows from financing activities
Proceeds from borrowings	105,059	—

Net cash provided by/(used in) financing activities	105,059	—

Effect of foreign exchange fluctuation on cash and cash equivalents	(1,586)	(1,061)

Net increase (decrease) in cash and bank balance	(36,910)	230,636
Cash and bank balance at beginning of the year	324,375	93,739

Cash and bank balance at end of the year	287,465	324,375

The accompanying notes form an integral part of these consolidated financial statements
These financial statements have been approved by the Board of Directors on October 10, 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.	General information
MF Global Sify Securities India Private Limited (formerly known as Man Financial-Sify Securities India Private Limited) and its consolidated subsidiaries (hereinafter referred to as “MF” or “the group”) are engaged as a stock and commodity broker for foreign institutional investors (‘FIIs’), mutual funds, domestic financial institutions and retail investors. The group also acts as a depository participant and provides depository services to FIIs, mutual funds, domestic financial institutions and retail investors.
MF Global Sify Securities India Private Limited (“MF Global Sify”) was incorporated on December 29, 1999 in India as a private limited company under the Companies Act, 1956. The address of its registered office is 2nd Floor, C block, Modern Centre, 101 K. K. Marg, Jacob Circle, Mahalaxmi, Mumbai — 400 011. MF Global Sify Securities India Private Limited (‘MF Global Sify’) has two wholly owned subsidiaries, MF Global Commodities India Private Ltd. & MF Global Capital India Private Limited, incorporated in India. MF Global Commodities India Private Limited has one wholly owned subsidiary, MF Global Middle East Limited DMCC incorporated in Dubai.
In March 2006, MF Global Overseas Limited (“MFG”) (formerly Man Financial Holdings Limited UK), a company incorporated in United Kingdom acquired 70.15% of MF Global Sify’s equity share capital from Refco Group Inc., USA (“Refco”). Thereby, MFG holds 70.15% of MF Global Sify and Sify Technologies Limited (“Sify”) holds the balance, 29.85% of MF Global Sify’s equity shares. The ultimate holding company of MF Global Sify is MF Global Limited, Bermuda.
These consolidated financial statements have been approved for issue by the Board of Directors on October 10, 2008.
2.	Summary of significant accounting policies

2.1.	Basis of preparation
These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements being the first IFRS financial statements, are covered by IFRS 1, First—time Adoption of International Financial Reporting Standards. These consolidated financial statements have been prepared in accordance with those IFRS standards and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued and effective or issued and early adopted as at March 31, 2008. The policies set out below have been consistently applied to all the years presented.
MF continues to prepare its stand-alone financial statements under generally accepted accounting principles in India (“Indian GAAP”) for its local statutory reporting purposes. However the group used to prepare its consolidated financial statements in accordance with United States generally accepted accounting principles (U.S. GAAP) till March 31, 2007. MF’s US GAAP financial statements were included in Sify’s Securities Exchange Commission (“SEC”) filing (Form 20-F) pursuant to Regulation S-X. For fiscal 2008, Sify has elected to prepare for the first time and include its IFRS financial statements while filing Form 20-F with the SEC. Accordingly, for fiscal 2008 MF is preparing its consolidated financial statements under IFRS for the first time. US GAAP differs in some areas from IFRS. In preparing MF’s consolidated financial statements for the years ended March 31, 2008 and 2007, certain accounting and valuation methods applied in the US GAAP financial statements have been amended to comply with IFRS.
Reconciliations and descriptions of the effect of the transition from US GAAP to IFRS on MF’s equity, its net income and cash flows are provided in Note 25.
These consolidated financial statements have been prepared under the historical cost convention, on accrual basis as modified for certain financial instruments which are measured at fair value.
The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgement in the process of applying the group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

2.1.1.	Basis of transition to IFRS
MF’s financial statements for the year ended March 31, 2008 are its first annual financial statements that comply with IFRS. MF has applied IFRS 1 in preparing these consolidated financial statements.
MF’s transition date is April 1, 2006. MF prepared its opening IFRS balance sheet at that date. The reporting date of these consolidated financial statements is March 31, 2008.
In preparing these consolidated financial statements in accordance with IFRS 1, MF has applied the mandatory exemptions and certain optional exemptions from full retrospective application of IFRS.
Exemptions from retrospective application
MF has elected to apply / not to apply the following optional exemptions from full retrospective application.
a)	Business combinations exemption — MF has not had any transaction in the nature of business combinations since inception; this exemption is not applicable.

b)
Fair value as deemed cost exemption — MF has not elected to measure any item of furniture and equipment at its fair value at the date of transition; furniture and equipment have been measured at cost in accordance with IFRS.

c)	Employee benefits exemption — all actuarial gains/losses are recognised in the income statement. At the date of transition, full net benefit obligation has been accounted on the balance sheet.

d)
Cumulative translation differences exemption — As at April 1, 2006 there were no balances on account of cumulative translation differences as MF didn’t have any significant operation with functional currency other than INR on the date of transition; this exemption is not applicable.

e)	Compound financial instruments exemption — MF has not issued any compound financial instruments, this, exemption is not applicable.

f)
Assets and liabilities of subsidiaries, associates and joint ventures exemption — All the entities in the group except MF Global Middle East DMCC are transitioning to IFRS on the same date. MF Global Middle East DMCC was incorporated on February 7, 2006, and has been preparing financial statements under IFRS since inception. Accordingly, assets and liabilities of MF Global Middle East DMCC are measured at the same carrying amount as reported in its financial statements, after adjusting for consolidated adjustments as on the date of transition.

g)
Designation of financial assets and financial liabilities exemption — MF has designated Shares of Bombay Stock Exchange Ltd. issued during the year 2005, in The Bombay Stock Exchange (Corporatisation and Demutualisation) Scheme 2005 and investments in mutual funds as an available for sale financial asset as at April 1, 2006.

h)	Share-based payment transaction exemption — As at April 1, 2006 MF did not have any outstanding share-based payments transaction; this exemption is not applicable.

i)	Insurance contracts exemption — MF does not issue insurance contracts; this exemption is not applicable.

j)
Decommissioning liabilities included in the cost of property, plant and equipment exemption — MF does not have any decommissioning liabilities included in the cost of premises and equipment; this exemption is not applicable.

k)
Leases exemption — There are no arrangements covered under IFRIC Interpretation 4, which determine whether an arrangement contains a lease as at the date of transition; this exemption is not applicable.

l)
Fair value measurement of financial assets or liabilities at initial recognition — MF has not applied the exemption offered by the revision of IAS 39, Financial Instruments: Recognition and Measurement, on the initial recognition of the financial instruments measured at fair value through profit and loss where there is no active market.

m)
IFRIC interpretation 12, Service concession arrangements exemption — IFRIC 12 is not yet effective as at March 31, 2008 and MF has not early adopted the interpretation; this exemption is not applicable. The group does not have any transaction within the scope of IFRIC 12.

n)	Borrowing Cost exemption — This exemption is not yet effective as at March 31, 2008 and MF has not early adopted the interpretation; this exemption is not applicable.

Exceptions from full retrospective application followed by MF
MF has applied the following mandatory exceptions from retrospective application.
a)
Derecognition of financial assets and liabilities exception — Financial assets and liabilities derecognized before January 1, 2004 are not re-recognised under IFRS. MF has not chosen to apply the IAS 39 derecognition criteria to an earlier date. No significant arrangements were identified that had to be assessed under this exception.

b)	Hedge accounting exception — MF has not identified any hedging relationships. Hence, this exception is not applicable.

c)
Estimates exception — On an assessment of the estimates made under US GAAP, MF has concluded that there was no necessity to revise the estimates under IFRS except where estimates were required by IFRS and not required by US GAAP.

d)
Assets held for sale and discontinued operations exception — This exception requires a company with a date of adoption after December 31, 2005 to restate its comparatives for IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. However, MF did not have any assets that met the held—for—sale criteria during the years presented and hence no adjustment is required.

2.1.2.	Standards, amendment and interpretations effective as at March 31, 2008
IFRS 7, Financial instruments: Disclosures, and the complementary amendment to IAS 1, Presentation of financial statements — Capital disclosures, introduces new disclosures relating to financial instruments and does not have any impact on the classification and valuation of the group’s financial instruments, or the disclosures relating to taxation and trade and other payables.
IFRIC 8, Scope of IFRS 2, requires consideration of transactions involving the issuance of equity instruments, where the identifiable consideration received is less than the fair value of the equity instruments issued in order to establish whether or not they fall within the scope of IFRS 2. This standard does not have any impact on the group’s financial statements.
IFRIC 11, IFRS 2 — Group and treasury share transactions, provides guidance on whether share-based transactions involving treasury shares or involving group entities (for example, options over a parent’s shares) should be accounted for as equity-settled or cash-settled share-based payment transactions in the stand—alone accounts of the parent and group companies. This interpretation does not have any significant impact on the group’s financial statements.
IFRIC 10, Interim financial reporting and impairment — prohibits the impairment losses recognized in an interim period on goodwill and investments in equity instruments and in financial assets carried at cost to be reversed at a subsequent balance sheet date. This interpretation does not have any impact on the group’s financial statements.
2.1.3.	Standards, amendments and interpretations effective as at March 31, 2008 but not relevant
The following standards, amendments and interpretations to published standards are mandatory from the financial year beginning on April 1, 2007 but are not relevant to MF’s operations:
•	IFRS 4, Insurance contracts;

•	IFRIC 7, Applying the restatement approach under IAS 29, Financial reporting in hyper-inflationary economies; and

•	IFRIC 9, Re—assessment of embedded derivatives.

2.1.4.	Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the group
The following standards, amendments and interpretations to existing standards have been published and are mandatory for the group’s financial year beginning on April 1, 2008 or later periods, but MF has not early adopted them:
•
IAS 23 (Revised), Borrowing costs. It requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The group will apply IAS 23 (revised) from April 1, 2009 and is currently not applicable to the group as there are no qualifying assets.

•
IAS 27 (Revised), Consolidated and Separate Financial Statements. It requires a mandatory adoption of economic entity model, which treats all providers of equity capital as shareholders of the entity. Consequently, a partial disposal of interest in a subsidiary in which the parent company retains control does not result in a gain or loss but in an increase or decrease in equity. Purchase of some or all of the non-controlling interests (also known as minority interests) (“NCI”) is treated as treasury transaction and accounted for in equity. A partial disposal of interest in a subsidiary in which the parent company loses control triggers recognition of gain or loss on the entire interest. A gain or loss is recognised on the portion that has been disposed of; a further holding gain is recognised on the interest retained, being the difference between the fair value and book value of the interest retained.

The revised standard requires an entity to attribute their share of net income and reserves to the NCI even if this results in the NCI having a deficit balance.
The group will apply IAS 27 (Revised) from April 1, 2010. MF does not expect the adoption of this standard to have a material effect on the consolidated financial statements.
•
IFRS 3 (Revised), Business Combinations. It has expanded the scope to include combinations by contract alone and combination of mutual entities and slightly amended the definition of business as ‘capable of being conducted’ rather than ‘are conducted and managed’. All the acquisition-related costs are to be recognised as period expenses in accordance with the appropriate IFRS. Costs incurred to issue debt or equity securities will be recognised in accordance with IAS 39.

Consideration would include fair value of all interests previously held by the acquirer. Remeasurement of such interests to fair value would be through income statement. Contingent consideration is required to be recognised at fair value even if not deemed probable of payment at the date of acquisition. All subsequent changes in debt contingent consideration are recognised in income statement and not in goodwill as required in the existing standard.
IFRS 3 (Revised) provides an explicit option, available on a transaction-by-transaction basis, to measure any NCI in the entity acquired at fair value of their proportion of identifiable assets and liabilities or full fair value. The first will result in measurement of goodwill little different from existing IFRS 3; the second approach will record goodwill on the NCI as well as on the acquired controlling interest.
The standard further provides additional guidance on share-based payment grants that form part of the business combination and on assessment for classification of certain contracts and arrangements of the acquired business at the date of the acquisition. Current guidance requires deferred tax assets of the acquired business that are not recognised at the date of the combination but subsequently meet the recognition criteria to be adjusted against goodwill. The revised standard will only allow adjustments against goodwill within the one-year window for finalisation of the purchase accounting.
The group will apply IFRS 3 (Revised) from April 1, 2010. The effect of the standard on future periods will depend on the nature and significance of any acquisitions that are subject to this standard.
•
IFRIC 14, IAS 19 — The limit on a defined benefit asset, minimum funding requirements and their interaction. IFRIC 14 provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognized as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum-funding requirement. The group will apply IFRIC 14 from April 1, 2008, but it is not expected to have any impact on the group’s accounts.

•
IAS 1, Presentation of Financial Statements, applicable for annual periods beginning on or after January 1, 2009, or the revised standard can be early adopted. IAS 1 affects the presentation of owner changes in equity and of comprehensive income. It does not change the recognition, measurement or disclosure of specific transactions and other events required by other IFRSs. The group will apply this standard from April 1, 2009.

2.1.5.	Interpretations to existing standards that is not yet effective and not relevant for the group’s operations
The following interpretations to existing standards have been published and are mandatory for financial year beginning on April 1, 2008 or later periods but are not relevant for MF’s operations:
•
IFRIC 12, Service concession arrangements (effective from April 1, 2008). IFRIC 12 applies to contractual arrangements whereby a private sector operator participates in the development, financing, operation and maintenance of infrastructure for public sector services. IFRIC 12 is not relevant to the group’s operations.

•
IFRIC 13, Customer loyalty programmes (effective from April 1, 2008). IFRIC 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. IFRIC 13 is not relevant to the group’s operations as the group does not provide customer loyalty programmes.

•
IFRS 8, Operating segments (effective from April 1, 2009). IFRS 8 replaces IAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131, ‘Disclosures about segments of an enterprise and related information’. The new standard requires a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting provided to the chief operating decision-maker. This standard is not applicable to the group as the group’s debt or equity instruments are not traded in a public market or the group is not in the process of filing, the consolidated financial statements with a securities commission or other regulatory organisation for the purpose of issuing any class of instruments in a public market.

•
IFRIC Interpretation 15, Agreements for the Construction of Real Estate (effective from April 1, 2009), IFRIC 15 is applicable to the accounting for revenue and associated expenses by entities that undertake the construction of real estate directly or through subcontractors. IFRIC 13 is not relevant to the group’s operations.

•
IFRIC Interpretation 16 Hedges of a Net Investment in a Foreign Operation (effective from April 1, 2009), This Interpretation applies to an entity that hedges the foreign currency risk arising from its net investments in foreign operations and wishes to qualify for hedge accounting in accordance with IAS 39. IFRIC 16 is not relevant to the group.

2.2.	Consolidation
Domestic and foreign subsidiaries, joint ventures and special purpose entities considered for consolidation are as follows:

		Country of	Percentage of holding
		incorporation	as at March 31, 2008

	Direct subsidiaries
1)	MF Global Commodities India Private Limited	India	100.00%
2)	MF Global Capital India Private Limited	India	100.00%

	Indirect Subsidiary
1)	MF Global Middle East Limited DMCC	Dubai	100.00%
The reporting date for all the above companies is March 31.
Subsidiaries are all entities over which the group has the power to govern the financial and operating policies so as to obtain economic benefits from its activities, generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the group.
All significant inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.
MF Global Sify transferred its entire stake in wholly owned subsidiary MF Global Middle East Limited DMCC to its wholly owned subsidiary MF Global Commodities India Private limited; a transaction under common control, as defined in IFRS 3, Business Combinations at carrying value. The group accounts for common control transaction by pooling of interest method. Under that method of accounting, the carrying amount of the assets and liabilities of the acquired company are recorded at the carrying amounts of the assets and liabilities of the acquirer company.

2.3.	Foreign currency translation
a)	Functional and presentation currency
Items included in the financial statements in each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Indian rupee is the functional currency of MF Global Sify and its domestic subsidiaries. US dollar is the functional currency of MF Global Sify’s foreign subsidiary MF Global Middle East Limited DMCC located in Dubai. These consolidated financial statements are presented in Indian Rupee (“INR”), which is the group’s presentation currency. The results and financial position are translated into presentation currency as follows:
•	assets and liabilities for each balance sheet presented are translated at the closing rate at that balance sheet date;

•	income and expenses for each income statement are translated at average exchange rate; and

•	all resulting exchange differences are recognised as a separate component of equity.

b)	Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.
2.4.	Furniture and equipment
Furniture and equipment are stated at actual cost less accumulated depreciation and any accumulated impairment losses. The cost of an item of premises and equipment comprises its purchase price and any costs directly attributable to bringing the asset into use, while maintenance and repairs are charged to expense when incurred. Depreciation is provided over the estimated useful lives of the assets on the reducing balance method.
The estimated rates of depreciation are as follows:

Furniture and fixtures	18.10%
Computer systems	40.00%
Office equipments	13.91%
Vehicles	25.89%
The residual values and useful economic lives of premises and equipment are reviewed annually.
Depreciation on leasehold improvements is provided using the straight-line method over the shorter of the lease term or the useful life of the asset.

2.5.	Intangible assets
All intangible assets are stated at cost less accumulated amortisation and any accumulated impairment losses. These assets are also tested for impairment annually even if there is no impairment indicator. External as well as internal, both indicators are considered
a)	Software
Capitalised costs of computer software obtained for internal use represents costs incurred to purchase computer software from third parties. These capitalised costs are amortised over the estimated useful life of the software on a straight-line basis, if the estimated useful lives are beyond one year. However, if the estimated useful life of an asset is short i.e. less than a year, it is charged to the income statement. They are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
b)	Trading rights in Stock Exchange
BSE membership
MF Global Sify acquired The Stock Exchange, Mumbai (the ‘BSE’) membership card on December 6, 2000. During the year 2005-06, a scheme, The ‘Bombay Stock Exchange (Corporatisation and Demutualization) Scheme 2005’ (‘the Scheme’) was approved by Securities Exchange Board of India with effect from August 19, 2005 (‘the due date’) which converted the BSE from an Association of Person to a corporate body in the name of Bombay Stock Exchange Limited (‘BSEL’).
In accordance with the scheme, the members of the erstwhile BSE, in exchange of their erstwhile BSE membership cards (rights) received membership rights of BSEL (i.e. right to trade on BSEL without placement of cash deposit) as well as equity shares of BSEL. (refer note 5.2 – Membership in Exchanges)
DGCX membership
MF Global Middle East Limited DMCC (‘DMCC’) is registered with and has been granted a trading license by the Dubai Multi Commodities Centre on February 7, 2006. The United Arab Emirates Securities and Commodities Authority (ESCA) issued the DMCC a license on June 18, 2006 to operate as a broker on the Dubai Gold and Commodities Exchange (‘DGCX’). DMCC has been admitted as a member of the DGCX on September 1, 2006. DMCC has paid and capitalized US$100 thousand towards the license of DGCX, which is assessed for impairment.
Trading rights in stock exchanges have indefinite useful life and are carried at cost less any accumulated impairment. They are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
2.6.	Impairment of non-financial assets
Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.
2.7.	Financial instruments
Financial assets and financial liabilities are recognised in the consolidated balance sheet, when the Group becomes a party to the contractual provisions of an instrument, at fair value adjusted for transaction costs, except for financial assets classified at fair value through profit or loss where transaction costs are immediately recognised in the consolidated income statement. Financial assets are de-recognised when the rights to receive cash flows from the investments have expired or where they have been transferred and the Group has also transferred substantially all risks and rewards of ownership. Financial liabilities are de-recognised when the obligation under the liability has been discharged or cancelled.
Financial assets principally comprise investments, receivable form broker dealers, clearing organisations, customers and other receivables, bank deposits and cash and bank balance. Financial liabilities principally comprise bank overdraft, and payables to broker dealers, clearing organisations, customers, other payables and accrued expenses.

2.8.	Financial assets
The financial assets of the group are classified into following categories: loans and receivables and available for sale. The classification of financial assets depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.
a)	Loans and Receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The entity’s loans and receivables comprise receivable from broker dealers, clearing organisations, customers and other receivables, investments in bank deposits and cash and bank balance and loans to staff classified under other assets in balance sheet (Note 2.9, 2.10 and 2.11).
b)	Available for sale
Available for sale financial assets are non-derivatives that are either designated in this category or not classified in any other categories. Available for sale consists of marketable securities, which are investments in units of mutual funds and are reported at fair values. Securities not readily marketable represent investments in equity shares of Bombay Stock Exchange Limited (BSEL), obtained by MF Global Sify pursuant to the exchange transaction under the ‘Bombay Stock Exchange (Corporatisation and Demutualization) scheme 2005’.
After initial recognition, investments, which are classified as available-for-sale, are measured at fair value. Gains or losses, on available-for-sale investments are recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is transferred to the consolidated income statement. For investments that are actively traded in organised financial markets, fair value is determined by reference to quoted market price at the close of business on the balance sheet date. For investments where there is no quoted market price, fair value is determined by using valuation techniques.
MF assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement. Impairment testing of trade receivables is described in Note 2.9.
2.9.	Receivables
Receivables are recognized initially at fair value. They are subsequently measured at amortised cost using the effective interest method, net of provision for impairment, if the effect of discounting is considered material. The carrying amounts, net of provision for impairment, reported in the balance sheet approximate the fair value due to their short realisation period. A provision for impairment of trade receivables is established when there is objective evidence that MF will not be able to collect all amounts due according to the original terms of receivables. The provision is established at amounts considered to be appropriate, based primarily upon MF’s past credit loss experience and an evaluation of potential losses on the receivables. The amount of the provision is recognized in the income statement. Receivables include receivables from broker-dealers and clearing organizations and receivables from customers, whereas the securities owned by customers are held as collateral for receivables.
2.10.	Interest bearing deposits with banks
Interest bearing deposits with bank represent fixed term deposits placed with banks earning fixed rate of interest. At the balance sheet date, these deposits are measured at amortised cost using effective interest method.
2.11.	Cash and bank balance
Cash and bank balance include cash in hand and at bank, and short-term deposits with an original maturity period of three months or less. The Group’s exposure to credit risk is represented by the carrying value of the assets. Bank overdrafts that are an integral part of cash management and where there is a legal right of set—off against positive cash balances are included in cash and bank balance. Otherwise bank overdrafts are classified as borrowings.

2.12.	Payables
Payables include payables to broker-dealers and clearing organizations and payable to customers. The payable to broker-dealers and clearing organizations are at fair values because of their nature of short-term maturity. Amount payable to customers include amounts due on cash and margin transactions. These are recognized initially at fair value and subsequently measured at amortised cost using the effective interest method.
2.13.	Borrowings - Bank overdraft
Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.
2.14.	Provisions
Provisions are recognised when the group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. In the event that the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects a current market assessment of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.
2.15.	Current and deferred income tax
The current income tax charge is calculated on the basis of the tax laws in the countries where the group operates and generates taxable income. The tax rate of MF Global Sify and its Indian Subsidiaries is 33.99%. MF Global Middle East DMCC, the Dubai based subsidiary operates in a tax free jurisdiction. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates and laws that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.
Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.
Deferred income tax is provided on temporary differences, if any, arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.
Current and deferred income tax are recognized in the income statement, except when the tax relates to items charged or credited directly to equity, in which case the tax is also dealt with directly in equity.
2.16.	Employee benefits
Employee benefits are accrued in the period in which the associated services are rendered by employees of the group. The group provides employees with retirement benefits through both defined benefit and defined contribution schemes. Contributions to the defined contribution scheme are charged to the consolidated income statement as they become payable in accordance with the rules of the scheme.
a)	Provident Fund
In accordance with Indian law, all employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and employer make monthly contributions to the plan, each equal to a specified percentage of employee’s basic salary. The group has no further obligations under the plan beyond its monthly contributions.
b)	Gratuity
The Gratuity Plan is a defined benefit plan that, at retirement or termination of employment, provides all employees with a lump sum payment, which is a function of the respective employee’s salary and completed years of service with the group. The group provides the gratuity benefit through annual contributions to a fund managed by the Life Insurance Corporation of India (LIC). Under this scheme, the settlement obligation remains with the group, although the LIC administers the scheme and determines the contribution premium required to be paid by the group. The liability recognised in the balance sheet in respect of gratuity plan is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, if any, together with adjustments for unrecognised past—service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of Government of India securities (representing risk-free interest rates) and that have terms to maturity approximating to the terms of the related gratuity liability.
Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to income statement in the period in which they arise.
c)	Share-based payment
The group’s employees participate in share-based payment plans; that is stock appreciation rights plan sponsored by MF and co-investment plan sponsored by Man Group plc. The group follows IFRS 2, “Share Based Payment” (“IFRS 2”).
For Equity settled share based payments; the fair value of the employee services received in exchange for the share awards and options granted is recognised as an expense. Equity-settled share-based payments are measured at the fair value of the equity instruments at the grant date and expensed, together with a corresponding increase in equity, on a straight-line basis over the vesting period, based on the Group’s estimate of shares that will eventually vest.
For cash settled share based payments; the fair value of the employee services received in exchange for the stock appreciation rights is recognised as an expense. The cost of cash-settled transactions is measured initially at fair value at the grant date. The fair value of each tranche of rights issued under the plan is expensed over the period until vesting, with recognition of a corresponding liability. The liability is remeasured at each balance sheet date up to and including the settlement date, with changes in fair value recognised in the consolidated income statement.
The impact of non-market vesting conditions is included in assumptions about the number of options that are expected to vest. At each balance sheet date, the group revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement.
2.17.	Revenue Recognition
a)	Commission, clearing fees, depository fee income
Commission, clearing fees and related expenses are recorded on a trade-date basis as securities transactions occur. Depository fee income earned from customer is recognized in the period in which services are rendered.
b)	Dividend and Interest Income
Dividend income is recognised when the right to receive the payment is established. Interest income is recognised using the effective interest rate method.
2.18.	Leases
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease. All leases are classified as operating leases.
Under these arrangements, interest free deposits have been given to the lessor and are refundable at the end of lease term. The group recognises the security deposit at fair value using the market rate of interest for a deposit of similar term. The difference between the amount of security deposit and fair value is considered as prepaid lease rental, which is a non-financial asset.
The security deposit initially recognised at fair value will accrete to the amount of security deposit received through accruals as interest income over the term of security deposit and prepaid lease rental will be charged to income statement as lease rental over the lease term.

3.	Financial risk management

3.1.	Financial risk factors
The group is exposed to a variety of financial risks. The principal risks are business risk, interest rate risk, price risk, foreign currency risk, credit risk and cash liquidity risk. Each of these risks is discussed in detail below. The Group monitors financial risks on a consolidated basis. The group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance. The group has a comprehensive risk management structure and processes to monitor, evaluate and manage the principal risks in conducting business.
Business Risk
The group’s results of operations will be affected by many factors including economic, political and market conditions, broad trends in the brokerage and finance industry, changes in level of trading activity in the broader market place, price levels and price volatility in the derivative, equity and commodity markets, legislative and regulatory changes and competition, among other factors. In particular, the revenues of the group are substantially dependent on the volume of client transactions that it executes and clears, the volatility in the principal markets in which it operates and the prevailing interest rates.
Interest rate Risk
The group is exposed to interest rate risk primarily due to changes in interest rates on bank fixed deposits that impact the amount of interest income the group earns. Interest income is earned on fixed deposit placed with banks out of the group’s funds and margin monies placed by clients. The group monitors the movement of interest rates to determine whether deposits need to be placed at fixed or floating interest rates. Investment in fixed deposits placed with banks earn fixed rate of interest. As at March 31, 2008 the carrying value of bank deposits approximates fair value of these deposits as having original maturity of less than a year. The weighted average rate of interest earned on bank fixed deposits amounted to 9.23% p.a. and 8.20% p.a. during year ended March 31, 2008 and March 31, 2007 respectively.
A 100 basis point movement in interest rate would have impacted the revenue of the group by Rs.24,877 thousand and Rs.17,787 thousand respectively for year ended March 31, 2008 and March 31, 2007. The impact on income statement is computed based on the fixed deposits as at the balance sheet date keeping all other variables constant. The group rolls-over fixed deposit on maturity based on the market condition and business needs; the actual impact on the income statement would be higher on annualised basis.
Price Risk
The group is subject to price risk in respect of investments held by the group in BSE shares and investment in money market mutual funds which are held as available for sale securities. The impact of price risk on carrying value of BSE shares is not material compared to the size and operations of the group. Investments in money Market fund are subject to minimum price risk due to their investment in call money market instruments.
Foreign Exchange Risk
The group has minimal transactional currency exposure arising from operations in currencies other than its functional currency.
Credit Risk
Credit risk is the possibility that the group may suffer a loss from the failure of clients, counterparties to meet their financial obligations at all or in a timely manner. The group acts as an agent in providing execution and clearing services for exchange-traded products. The group’s clients’ security activities are transacted on either cash or margin basis. In the event if client fails to satisfy its obligations for cash transactions, the group may be required to purchase or sell financial instruments at prevailing market price to fulfil the client’s obligations. The clients are required to maintain margin accounts with collateral sufficient to support their open trading positions. Initially, the group establishes each client’s margin requirements to levels it believes are sufficient to cover their open positions. However, later if the client’s subsequent trading activity or adverse market conditions may cause the client’s previous margin payments to be inadequate to support their trading obligations, the group then serves as the exchange clearing member for the trade and thus the group would cover any shortfall and thereby expose itself to potential losses.
The Credit exposure also arises in relation to fixed deposits placed with Banks. The Group places fixed deposits with highly rated banks and which is reviewed on an on-going basis.

The group’s policy is to place fixed deposits with credit worthy banks. The following table depicts that majority of group’s fixed deposits is placed in highly rated banks

	% of fixed deposits
Investment grade	2008	2007

Highest safety	74	66
High safety	8	33
Adequate safety	18	1

	100	100

Highest Safety represents a credit rating equivalent of AAA, A1+, P1+; High Safety represents a credit rating equivalent of AA; and Adequate Safety represents a credit rating of A.
Risk Management Process & Mitigation
The Group has a separate risk management department, which monitors, evaluates and manage risks. Client-wise position limits are set by the risk department based on the collateral placed by the respective clients. Risk department is responsible for making daily risk reports based on day-end positions of clients. Client orders are directed to the exchange only if the risk parameters set by the risk department are met. The risk department monitors client activity levels to ensure exposures are within the risk parameters of the group. Intra-day margin calls are made on the clients to reflect market movements on the client positions and may result in clients being asked to reduce positions. Generally, the group reserves the right to liquidate any client position immediately in the event of a failure to meet a margin call. For the year ended March 31, 2008 and March 31, 2007, group’s bad debts as a percentage of broking income were 0.22% and 7.18% respectively. For clearing business, the group generally mandates that initial margin be paid by the clients as deposit before they commence trading. The clients are required to provide collateral as margin to secure the performance of their obligations.
The group employs following techniques to monitor the market environment and clients risk of default based upon the exposure created by their open positions: -
•	establishing risk parameters based on analysis of current and historical prices and price volatility;

•	intra-day and end of day risk limit monitoring, including intra-day position and trade monitoring to identify any accounts trading beyond pre-set limits and parameters;

•	market risk analysis and evaluation of adequacy of margin requirements for traded products;

•	intra-day stress analysis for material market moves or accounts with material position taking;

•	approval of margin requirements, limits and risk control of new instruments
Cash Liquidity Risk

In normal conditions, the group’s core business of providing execution and clearing brokerage services is self-financing because the operations generate sufficient revenues to pay expenses as they become due. As a result, the group generally do not face a substantial cash liquidity risk — that is a risk that the group will be unable to raise quickly enough to meet payment obligations as they arise. The group have sufficient readily available liquid assets and credit facilities to ensure that the group can meet financial obligations as they become due under both normal and distressed market conditions. The group also have committed credit lines from banks to support the business in respect of settlement and intra day requirements. The group evaluates liquidity needs by analysing the impact of liquidity stress scenarios. The following table analyses the Group’s financials assets, liabilities and commitments. The amounts disclosed are the contractual undiscounted cash flows.

Year ended March 31, 2008

	Within 6	6 months to	2 to 3 years	After 3 years
	months	1 Year

Financial Liabilities
Payable to broker dealers and clearing organizations	2,984,232	-	-	-
Payable to customers	2,494,634	-	-	-
Borrowings	100,274	768	3,070	2,430
Accounts payable, accrued expenses, and other liabilities	682,289	-	-	-

	6,261,429	768	3,070	2,430

	Within 6	6 months to	2 to 3 years	After 3 years
	months	1 Year

The group has at its disposal following financial assets in addition to unused lines of credit.
Cash and Bank balance	287,465	-	-	-
Cash-restricted	2,640,245	2,774,478	-	-
Interest bearing deposits with bank	-	16,500	-	-
Deposits with clearing organizations	-	-	-	151,515
Receivable from broker-dealers and clearing organizations	354,441	-	-	-
Receivable from customers	930,671	-	-	-
Available-for-sale securities Marketable, at market value	161,280	-	-	-
Interest accrued but not due	234,126	-	-	-

	4,608,228	2,790,978	-	151,515

Year ended March 31, 2007

	Within 6	6 months to	2 to 3 years	After 3 years
	months	1 Year

Financial Liabilities
Payable to broker dealers and clearing organizations	1,195,594	-	-	-
Payable to customers	1,797,100	-	-	-
Accounts payable, accrued expenses, and other liabilities	360,740	-	-	-

	3,353,434	-	-	-

	Within 6	6 months to	2 to 3 years	After 3 years
	months	1 Year

The group has at its disposal following financial assets in addition to unused lines of credit.
Cash and Bank balance	324,375	-	-	-
Cash-restricted	657,052	1,904,980	-	-
Interest bearing deposits with bank	130,424	-	-	-
Deposits with clearing organizations	-	-	-	120,048
Receivable from broker-dealers and clearing organizations	60,916	-	-	-
Receivable from customers	616,792	-	-	-
Available-for-sale securities: Marketable, at market	204,176	-	-	-
Interest accrued but not due	61,725	-	-	-

	2,055,460	1,904,980		120,048

Available credit facilities (undrawn) as at March 31, 2008

	As at March 31,
	2008	2007

Fund based facilities (working capital)	2,260,000	2,050,000
Non--fund facilities	1,000,075	75

Total	3,260,075	2,050,075

3.2.	Capital risk management
The objectives of the Group when managing capital are to safeguard the group’s ability to continue as a going concern in order to provide returns for shareholders and to maintain minimal debt. Exchange in which the group is a member has stipulated minimum net worth that must be maintained. In order to maintain or adjust the capital structure, the group may adjust the amount of dividends to shareholder, issue new shares or sell assets to reduce debt. The group has embedded in its regulatory compliance framework the necessary test to ensure the continuous and full compliance with the net worth criteria set by the Exchange. The group has complied with the net worth requirement as at March 31, 2008 and March 31, 2007.

3.3.	Fair value estimation

The fair value of financial instruments traded in active markets (such as available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the group is the closing market price. The fair value of financial instruments that are not traded in an active market (for example, the BSE Shares) is determined by using valuation techniques.

The group uses a variety of methods and makes assumptions that are based on market conditions and comparable market transactions existing at each balance sheet date. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments.

The carrying values less impairment provision, of trade receivables are assumed to approximate their fair values.

4.	Critical accounting estimates and judgements

In the process of applying the group’s accounting policies, management has made estimates and judgements in preparing the financial statements.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

MF makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Valuation of financial assets where there is no quoted price – This determination requires significant judgement particularly in determining changes in fair value since the last formal valuation.

Impairment of assets – The recoverable amount of an asset or a cash-generating unit is determined based on value-in-use calculations prepared on the basis of management’s assumptions and estimates.

Income taxes – There are transactions and calculations for which the ultimate tax determination is uncertain and would get finalized on completion of assessment by tax authorities. Where the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Defined benefit schemes – Gratuity Liability – The costs of and period-end obligations under defined benefit schemes are determined using an actuarial valuation. The actuarial valuation involves making assumptions about discount rates, expected rates of return on assets, future salary increases, mortality rates and future pension increases. Due to the long-term nature of these schemes, such estimates are subject to significant uncertainty. The group reviews its assumptions annually in conjunction with its independent actuary and considers this adjustment appropriate given the geographical and demographic profile of the scheme.

Share-based payment transactions – Share-based payments are measured at fair value by an independent valuer using black and scholes model and expensed over the vesting period based on the group’s estimate of shares that will eventually vest.

5.1.	Software

	Computer	Web Development
	Software	Costs	Total

Cost
As at April 1, 2006	24,978	207,422	232,400
Additions	19,218	30	19,248

As at March 31, 2007	44,196	207,452	251,648
Additions	7,265	-	7,265
Exchange difference	(15)	-	(15)

As at March 31, 2008	51,446	207,452	258,898

Accumulated amortisation and impairment
As at April 1, 2006	16,273	207,422	223,695
Charge for the year	8,570	30	8,600

As at March 31, 2007	24,843	207,452	232,295
Charge for the year	10,931	-	10,931
Exchange difference	(8)	-	(8)

As at March 31, 2008	35,766	207,452	243,218

Net book amount as at
March 31, 2007	19,353	-	19,353
March 31, 2008	15,680	-	15,680

5.2.	Membership in Exchange
Membership in exchanges consists of:
a)	BSE membership of Rs 4,387 thousands as at March 31, 2008 and 2007, and

b)	DGCX membership of Rs 4,022 thousands and Rs.4,358 thousand as at March 31, 2008 and 2007, respectively. DGCX membership value underwent a change due to foreign currency translation.
BSE membership

MF Global Sify acquired The Stock Exchange, Mumbai (the ‘BSE’) membership card on December 6, 2000. During the year 2005-06, a scheme, The ‘Bombay Stock Exchange (Corporatisation and Demutualization) Scheme 2005’ (‘the Scheme’) was approved by Securities Exchange Board of India with effect from August 19, 2005 (‘the due date’) which converted the BSE from an Association of Person to a corporate body in the name of Bombay Stock Exchange Limited (‘BSEL’).

In accordance with the scheme, the members of the erstwhile BSE, in exchange of their erstwhile BSE membership cards (rights) received membership rights of BSEL (i.e. right to trade on BSEL without placement of cash deposit) as well as equity shares of BSEL.

The carrying value of the erstwhile BSE membership card on the due date in the books of MF Global Sify was Rs.13,570 thousand. Consequent to the corporatisation of the BSE, MF Global Sify computed the fair value of the membership rights of BSEL and shares of BSEL as follows:

Membership rights of BSEL	On the basis of the benefits which MF Global Sify would get over the current deposit based membership right of BSEL

Equity shares of BSEL	On the basis of the fair value of the equity shares of BSEL determined by the management
The difference between the aggregate of the fair values of the membership right being BSEL and the equity shares of BSEL and the carrying value of the initial BSE membership right of Rs. 5,980 thousand was written off to consolidated income statement during the year ended March 31, 2006.

6.	Furniture and equipment

	Furniture and	Computers	Office
	Fixtures	Systems	equipments	Vehicles	Total

Cost
As at April 1, 2006	1,034	99,126	11,413	6,108	117,681
Additions	2,112	31,453	3,948	2,195	39,708
Disposals	(2)	-	-	-	(2)

As at March 31, 2007	3,144	130,579	15,361	8,303	157,387
Additions	3,317	16,901	5,464	11,158	36,840
Disposals	-	-	-	(351)	(351)
Exchange difference	(78)	(39)	(44)	-	(161)

As at March 31, 2008	6,383	147,441	20,781	19,110	193,715

Accumulated depreciation
As at April 1, 2006	481	63,871	3,725	2,822	70,899
Charge for the year	483	21,621	1,605	1,318	25,027

As at March 31, 2007	964	85,492	5,330	4,140	95,926
Charge for the year	550	20,678	1,717	2,104	25,049
Disposals	-	-	-	(91)	(91)
Exchange difference	(22)	(20)	(9)	-	(51)

As at March 31, 2008	1,492	106,149	7,039	6,153	120,833

Net book amount as at
March 31, 2007	2,180	45,087	10,031	4,163	61,461
March 31, 2008	4,891	41,292	13,742	12,957	72,882

7.	Deferred income tax

The movement in deferred tax assets and liabilities during the respective years, is as follows:

	2008	2007
At April	47,725	13,664
Furniture and equipment	(1,677)	(5,390)
Provision on receivable from customers	229	24,915
Stock appreciation rights	4,899	2,438
Bonus payable	3,442	12,606
Others	64	(508)

At March	54,682	47,725

Comprised Of:
Deferred tax assets	55,229	48,510
Deferred tax liabilities	(547)	(785)

	54,682	47,725

An analysis of the gross deferred tax asset and liability balances is as follows:

	2008	2007

Deferred tax assets:
Furniture and equipment	5,159	6,806
Provision on receivable from customers	26,153	25,924
Stock appreciation rights	7,337	2,438
Bonus payable	16,048	12,606
Others	532	736

	55,229	48,510

Deferred tax assets:
Furniture and equipment	5,159	6,806
Provision on receivable from customers	26,153	25,924
Stock appreciation rights	7,337	2,438
Bonus payable	16,048	12,606
Others	532	736

	55,229	48,510

Deferred tax liabilities:
Furniture and equipment	(41)	(11)
Others	(506)	(774)

	(547)	(785)

8.	Receivables from customers

Receivables from customers that are due for less than six months are generally not considered impaired. In respect of receivables that are neither past due nor impaired, as at the reporting date, there are no indications that the customers will not meet their payment obligations.

As at March 31, 2008, receivables of Rs.39,831 (March 31, 2007: Rs.11,938) were past due but not impaired. There are no indications that these customers will not meet their payment obligations. The ageing analysis of receivables, which are not impaired, is as follows:

	As at March 31,
	2008	2007

Up to 6 months	890,860	605,116
more than 6 months	39,831	11,938

	930,691	617,054

As at March 31, 2008, receivables of Rs.77,055 (March 31, 2007: Rs.76,138) were impaired and provided for. The amount of the provision was Rs.77,075 as at March 31, 2008 (March 31, 2007: Rs.76,400). Receivables are tested individually for impairment.

The ageing of these receivables is as follows:

	As at March 31,
	2008	2007

Up to 6 months	13,061	63,067
more than 6 months	63,994	13,071

	77,055	76,138

The carrying amounts of the group’s receivables are denominated in the following currencies:

	As at March 31,
	2008	2007

US dollar	332,834	57,797
INR	597,837	558,995

	930,671	616,792

Movements on the group’s provision for impairment of trade receivables are as follows:

	As at March 31,
	2008	2007

As at the beginning of the year	76,400	3,100
Provision for impairment	675	73,300

As at the closing of the year	77,075	76,400

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above.

9.	Receivable from and payable to broker-dealer and clearing organisations

Amounts receivable from and payable to broker-dealers and clearing organizations within six months from the balance sheet date consist of the following:

	As of March 31
	2008		2007
	Receivable	Payable	Receivable	Payable

	(Rs. in thousands)
Clearing organizations -
- Unsettled trade	223,496	-	60,724	14,400
Broker-Dealer	130,945	2,984,232	192	1,181,194

	354,441	2,984,232	60,916	1,195,594

The group is a member of various exchanges that trade and clear securities, commodities and/or futures contracts. Associated with its membership, the group may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the group’s obligation would be restricted only to the extent of amounts due/receivable from the exchange and would arise only if the exchange had previously exhausted its resources. The group has not recorded any contingent liability in the consolidated financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

10.	Other assets

	As at March 31,
	2008	2007
Prepaid expenses	21,806	25,838
Advance tax (net of provisions)	75,479	49,091
Deposits	34,462	17,221
Loans and advances (to staff)	16,693	9,990
Others*	22,456	19,897

	170,896	122,037

* Includes Advances to vendors towards expenses, delayed payment charges from clients, withholding tax recoverable, etc
11.	Cash and bank balance

Cash and bank balance consist of:

	As at March 31,
	2008	2007

Cash in hand	21	1
Cash at bank	287,444	324,374

	287,465	324,375

12.	Cash – Restricted

Restricted cash as of March 31, 2008 includes fixed deposits of Rs.1,082,523 thousand (Rs.1,061,603 thousand as of March 31, 2007) placed with banks as margins for bank guarantees issued to clearing organizations and fixed deposits of Rs. 4,332,200 thousand (Rs.1,500,429 thousand as of March 31, 2007) specifically earmarked as liens to clearing organizations towards margins.

Margin obligations towards clearing organizations are determined based on open positions by clearing organizations of the stock exchanges. Excess margin placed in form of fixed deposits or bank guarantees can be withdrawn by giving one-day notice to the clearing organizations.
Bank guarantees outstanding are Rs.1,938,489 thousands as at March 31, 2008 (2007: Rs.2,406,662 thousand). Bank guarantees are generally provided to the Exchanges for the purposes of Margins. The Exchange may revoke these guarantees if they suffer any losses or damage through the breach of any of the covenants contained in the agreements.

13.	Share capital and Dividend distribution

	As at March 31,
	2008	2007

Authorised capital

65,000,000 ordinary shares of Rs.10/- per share	650,000	650,000
As at March 31, 2008 51,894,182 ordinary shares (March 31, 2007: 51,894,182 ordinary shares) of Rs.10/- each fully paid–up.
Dividend distribution
Dividends payable to equity shareholders are based on the net income available for distribution as reported in the stand–alone financial statements of MF Global Sify prepared in accordance with Indian GAAP. As such, dividends are declared and paid in Indian Rupees. The net income in accordance with IFRS may, in certain years, either not be fully available or will be additionally available for distribution to equity shareholders.
Under the Companies Act, 1956 of India dividends may be paid out of the profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend greater than 10% of the par value of its equity shares, a company is required to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10%, depending on the dividend percentage to be declared in such year. Dividend declared is subject to a dividend distribution tax of 16.99%.
14.	Share–based payments
Employee’s Stock Appreciation Scheme
The group had introduced the ‘Stock Appreciation Rights Plan 2006 ‘ (‘SARs Plan 2006’) and ‘Stock Appreciation Rights Plan 2007’ (‘SARS Plan 2007’) during the year ended March 31, 2007 and March 31, 2008 respectively and granted stock appreciation rights to eligible employees. The group believes that such awards better align the interests of its employees with those of its shareholders. The stock appreciation rights vest with the employee and are settled in cash on the day following the fourth anniversary of the grant date. The exercise price for the grant is Rs. Nil. SARs are accounted as cash settled share-based payments.
The group has granted a total of 711,247 SARs under the SARs Plan 2006 and 809,500 SARs under the SARs Plan 2007 to the employees. The weighted-average grant date fair value of SARs was Rs.34 & Rs.82 for SARs Plan 2006 & SARs plan 2007 respectively. The vesting shall commence after four years from the grant date of SARs. The participant can exercise the vested SARs within 90 days of the vesting date. The forfeited SARs are reissued to the other eligible employees, where the vesting period is from the date of reissue to the vesting date as per the initial grant of SARs.
The Company has carried out an independent fair valuation of the stock appreciation rights as of March 31, 2008. The total unrecognized compensation costs relating to SARs to be recognized in future over the remaining vesting period is estimated to be Rs. 101,449 thousand and Rs.22,425 thousand as of March 31, 2008 and March 31, 2007 respectively
The fair value of each SARs is estimated on the date of grant using a Black Scholes valuation model that uses the following variables:
Stock Price: Current value of the underlying asset is derived through a valuation exercise, wherein the profit earning capacity has been considered as an appropriate method of valuation.
Exercise price: As per the plan grant price of the SARs is Rs.NIL
The Company has no past track record for dividend payments. Hence, a zero percent dividend yield has been assumed for the purpose of the valuation.

Changes in number of SARs representing stock options outstanding were as follows:

	As at March 31,
	2008	2007

As at the beginning of the year	711,247	-
Granted during the year	809,500	711,247
Exercised	-	-
Forfeited	(62,000)	-
Lapsed	54,000	-

As at the end of the year	1,512,747	711,247

Exercisable at the end of the year	-	-
Approximate remaining vesting period in years	3.92	3.00
Co-investment plan
The co-investment plan allows selected senior employees of Man Group Plc, including those of MF, to use a portion of their cash bonus to purchase shares of Man Group Plc for investment within the plan. Shares held as investment within the plan for at least three years are matched by four shares of Man Group Plc. The plan limits the total value that can be received by a participant at 100% of their cash bonus, including both of their original investment in the plan and matching shares of Man Group Plc.
MF requested Man Group Plc for application to co-investment plan for certain senior employees. Man Group Plc consented and framed an India sub-plan (‘Plan’) of the co-investment scheme, which was approved by the board of Man Group on May 31, 2006.
During the year ended March 31, 2007, 4476 shares of Man Group Plc were purchased by MF for its senior employees as a part of the Plan by contributing an amount of USD 200,000 (Rs.8,833 thousand) to ED & F Man Group (No.2) Employees’ Trust, which in turn issued 27,300 matching shares with a weighted-average grant date fair value of $6.84 to be held in trust. There was no forfeiture, vesting or exercise of the grant during the year. The total unrecognized compensation to be expensed is Rs.4,417 thousand. MF is no longer a part of Man Group plc. and has not participated in the co-investment plan during the year ended March 31, 2008.
15.	Borrowings

	As at March 31,
	2008	2007

Bank overdraft	99,507	-
Car Loan	5,552	-

	105,059	-

Aggregate maturities of the borrowings are as follows:

	As at March 31,
	2008	2007

On demand or within one year	100,441	-
In one to three years	2,376	-
In three to five years	2,242	-

	105,059	-

16.	Employee benefit obligation

	Year ended March 31,
	2008	2007

Gratuity	1,772	2,260
Stock appreciation rights	22,616	7,451

	24,388	9,711

The movement in the defined benefit obligation of gratuity over the period is as follows:

	Year ended March 31,
	2008	2007

Opening defined benefit obligation	6,286	4,131
Current service cost	3,110	2,214
Interest cost	505	296
Actuarial losses/ (gains)	(444)	(354)
Benefits paid	-	-

Closing defined benefit obligation	9,458	6,287

The movement in the fair value of plan assets of the year is as follows:

	Year ended March 31,
	2008	2007

Beginning of year	4,027	2,264
Expected return on plan assets	321	210
Actuarial (losses)/gains	32	-
Employer contributions	3,306	1553

Closing fair value of plan assets	7,686	4,027

The amounts recognised in the income statement in respect of gratuity are as follows:

	Year ended March 31,
	2008	2007

Current service cost	3,153	2,214
Interest cost	505	296
Actuarial loss	(537)	-
Expected return on plan asset	(321)	(170)

	2,800	2,340

The principal actuarial assumptions used were as follows:

	Year ended March 31,
	2008	2007

Discount rate	8%	8%
Expected return on plan assets	8%	8%
Long term rate of compensation increase	6%	6%
Mortality rates at various age groups are taken as per 1994-96 Life Insurance Corporation (LIC) Ultimate table.

17.	Accounts payables, accrued expenses and other liabilities

	As at March 31,
	2008	2007

Accruals	42,205	62,425
Withholding Tax payable	147,729	63,925
Bonus Payable	307,076	152,164
Other payables	185,279	82,226

Total	682,289	360,740

18.	Other Expenses

	Year ended March 31,
	2008	2007
Professional Fees	17,562	14,465
Travelling and conveyance	18,844	15,388
Books & Periodicals, Postage, printing and stationary	46,284	33,958
Loss on account of error trades (net)	30,818	21,988
Repairs & maintenance	708	1,687
Service fee expenses	22,222	1,713
Others	15,526	11,294

Total	151,964	100,493

19.	Employee benefit expense

	Year ended March 31
	2008	2007

Salaries and bonus	720,070	437,135
Defined contribution plans	3,828	3,617
Defined benefit plans	2,800	2,340
Staff welfare expenses	3,688	2,787
Share–based compensation expense	15,218	7,455
Fringe benefit tax	169	154

	745,773	453,488

20.	Other income

	Year ended March 31,
	2008	2007

Profit on sale of available-for-sale securities	51,816	-
Delayed payment charges	52,622	28,719
Research fees	7,861	1,587
Referral fees	20,527	9,741
Interest and dividend	11,708	19,917
Miscellaneous income	21,131	21,881

	165,665	81,845

21.	Income tax expense

	Year ended March 31,
	2008	2007

Current tax	360,626	138,650
Deferred tax (Note 7)	(6,957)	(34,820)

	353,669	103,830

The tax on MF’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	Year ended March 31,
	2008	2007

Net income before taxes	959,924	308,256
Enacted tax rates in India	33.99%	33.66%

Computed tax expense	326,278	103,759

Income exempt from tax:
Dividend	(198)	(3174)
Non-deductible expenses:
Contribution to co-investment plan	751	2,973
Security transaction tax not allowable	3,022	-
Others including donations, FBT, etc.	1,335	935
Stock appreciation rights	26,675	-
Income charged at lower rate	(2,536)	-
Loss in Subsidiaries	491	352
Others	(2,149)	(1,015)

Income taxes recognized in the statement of income	353,669	103,830

22.	Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below:

	Loans and	Available	Total
March 31, 2008	receivables	for sale

Assets as per balance sheet
Cash and Bank balance	287,465		287,465
Cash-restricted	5,414,723	-	5,414,723
Interest bearing deposits with bank	16,500	-	16,500
Deposits with clearing organizations and others	151,515	-	151,515
Receivable from broker-dealers and clearing organizations	354,441	-	354,441
Receivable from customers	930,671	-	930,671
Available-for-sale securities:
Marketable, at market value	-	161,280	161,280
Not readily marketable (at estimated fair value)	-	20,393	20,393
Interest accrued but not due	234,126	-	234,126
Other assets	149,090	-	149,090

	7,538,531	181,673	7,720,204

	Other financial
March 31, 2008	liabilities	Total

Liabilities as per balance sheet
Payable to broker dealers and clearing organizations	2,984,232	2,984,232
Payable to customers	2,494,634	2,494,634
Borrowings	105,059	105,059
Accounts payable, accrued expenses, and other liabilities	682,289	682,289

	6,266,214	6,266,214

	Loans and	Available
March 31, 2007	receivables	for sale	Total

Assets as per balance sheet
Cash and Bank balance	324,375		324,375
Cash-restricted	2,562,032	-	2,562,032
Interest bearing deposits with bank	130,424	-	130,424
Deposits with clearing organizations and others	120,048	-	120,048
Receivable from broker-dealers and clearing organizations	60,916	-	60,916
Receivable from customers	616,792	-	616,792
Available-for-sale securities:
Marketable, at market value	-	204,176	204,176
Not readily marketable (at estimated fair value)	-	52,000	52,000
Interest Accrued But Not Due	61,725	-	61,725
Other assets	96,199	-	96,199

	3,972,511	256,176	4,228,687

	Other financial
March 31, 2007	liabilities	Total

Liabilities as per balance sheet
Payable to broker dealers and clearing organizations	1,195,594	1,195,594
Payable to customers	1,797,100	1,797,100
Accounts payable, accrued expenses, and other liabilities	360,740	360,740

	3,353,434	3,353,434

The carrying amounts reported in the balance sheet for cash and cash equivalents, receivables, amounts due to or from related parties, accounts payable and other liabilities approximate their respective fair values due to their short maturity.

23.	Commitments and contingencies
a)	Operating lease commitments – MF as lessee
The group has obligations under long term operating leases with initial non-cancelable terms in excess of one year. Aggregate annual rentals for office space as of March 31, 2008, are approximately as listed below:

As at March 31, 2008
Not later than 1 year	14,621
Later than 1 year and not later than 5 years	8,882
Later than 5 years	-

Total minimum lease commitments	23,503

Rent expense for the current year aggregated to Rs.27,982 thousand (2007: Rs24,519 thousand) and is included in the occupancy expense line item on the consolidated Statements of income.
24.	Related party transactions
The share capital of MF is held jointly by MF Global Overseas Ltd. (UK) and Sify Technologies Ltd. The ultimate holding company of MF Global Sify is MF Global Ltd. (Bermuda).
a)	Transactions involving services

	Year ended March 31,
	2008	2007

Services provided by MF to

Holding companies & Parties having substantial interest	-	-

Fellow Subsidiary Companies
Referral Fees	20,527	9,741

	20,527	9,741

Services received by MF from

Holding companies & Parties having substantial interest
Reimbursement of Expenses	-	2,303
Service Fees	8,263	-
Bank Guarantee Commission	14,616	-

Fellow Subsidiary Companies
Reimbursement of Expenses	2,780	870
Service Fees	13,998	-
Membership & Subscription	3,447	-
Insurance Premium	1,809	-
Lease Line Charges	1,346	-

	46,259	3,173

b)	Key management compensation

	Year ended March 31,
	2008	2007

Salaries and other short-term employee benefits	170,488	70,734
Post-employment benefits	-	-
Other long-term benefits (Co-Investment Plan)	2,208	2,208
Share-based payments	6,824	1,901

	179,520	74,843

c)	Year-end balances arising from transactions involving services

	As at March 31,
	2008	2007

Due To Related Parties

MF Global Ltd. (Bermuda)	23,038	-
Refco (India) Pvt. Ltd.	-	212
MF Global (India) Pvt. Ltd.	-	309
MF Global UK Ltd.	13,755	2344
MF Global Inc. DE	454	-
MF Global Holdings USA Inc.	1,809	-
MF Global Singapore Pte Ltd.	3.313	1,996
MF Global Holdings HK Ltd.	1,346	-
MF Global Capital Services India Pvt. Ltd.	2,592	-

	46,307	4,861

Due from Related Parties

MF Global Inc. DE	7,343	2,336
MF Global Mauritius Pvt. Ltd.	43	-
MF Global Singapore Pte Ltd.	107	-
MF Global Holdings HK Ltd.	7	-
MF Global UK Ltd.	465	-

	7,966	2,336

d)	Loans and advances to key management personnel

	Year ended March 31,
	2008	2007

At the beginning of the year	1,150	-
Advances during the year	1,999	1,196
Repayments during the year	(2,890)	(46)

At the end of the year	259	1,150

Advances to the key management personnel are interest free advances. No provision has been required for such loans.

25.	Transition to IFRS from US GAAP

25.1.	Reconciliation of equity as at March 31, 2007 and 2006:

	Note	Year ended March 31,
		2007	2006

Total equity under US GAAP		1,014,926	768,662
Deferred tax liability on Undistributed Earnings of Subsidiaries	b	13,848	8441
Interest free deposits on operating lease	d	(110)	(103)

Total equity under IFRS		1,028,664	777,000

25.2.	Reconciliation of net income for the year ended March 31, 2007

	Note	Amount
Net income under US GAAP		247,356
– Classification of Investments in Bombay Stock Exchange Limited	a	(48,299)
– Deferred Tax Liability on Undistributed Earnings of Subsidiaries	b	5,407
– Actuarial gain / (loss) on defined benefit schemes	c	(31)
– Interest free deposits on operating lease	d	(7)

Net income under IFRS		204,426

a)	Classification of Investments in Bombay Stock Exchange Limited (‘BSEL’):
Under US GAAP, investments are accounted in accordance with Broker-Dealer Guide issued by AICPA. Under the Broker-Dealer Guide, shares in exchanges that are not required for trading rights, are carried at fair market value with unrealized gains and losses recorded in the income statement.
Under IFRS, the shares in exchanges are classified as Available-for sale securities and are carried at fair market value with unrealized gains and losses recorded in the equity.
b)	Deferred Tax Liability on Undistributed Earnings of Subsidiaries:
Under US GAAP, FAS 109 Accounting for Income Taxes requires that deferred taxes be provided on a book-over-tax outside basis difference in a domestic subsidiary; accordingly the Group has created a deferred tax liability on book-over-tax outside basis differences on domestic subsidiaries.
Under IFRS, IAS 12 Income Taxes requires that deferred taxes be provided on a book-over-tax outside basis difference in a domestic subsidiary except to the extent that both of the following conditions are satisfied
- the parent, is able to control the timing of the reversal of the temporary difference; and
- it is probable that the temporary difference will not reverse in the foreseeable future;
- Since both the above conditions are satisfied, the Group has not created a deferred tax liability on book-over-tax outside basis differences on domestic subsidiaries.
c)	Actuarial gain or loss on defined benefit schemes
Under US GAAP, the group has obtained an actuarial valuation performed by an independent actuary in accordance with FAS 87 as amended by FAS 158 and accrued a liability based on the said actuarial valuation report. In accordance with FAS 158, the group has reported the accumulated actuarial gains and losses as a component of other comprehensive income, net of taxes.
Under IFRS, the group has opted to charge off actuarial gains and losses to income statement.
d)	Interest free deposits on operating lease
The group’s significant leasing arrangements are in respect of office premises. Under these arrangements, interest free security deposits have been given to the lessor and are refundable at the end of lease term.
Under US GAAP, the interest free security deposits need not be fair valued in accordance with exemption in APB 21.
Under IFRS, the group recognises the security deposit at fair value using the market rate of interest for a deposit of similar term. The difference between the amount of security deposit and fair value is considered as prepaid lease rental, which is a non-financial asset.

The security deposit initially recognised at fair value will accrete to the amount of security deposit received through accruals as interest income over the term of security deposit and prepaid lease rental will be charged to income statement as lease rental over the lease term.
25.3.	Reconciliation of cash flows for the year ended March 31, 2008 and 2007
There is no material difference between the cash flow statement presented under IFRS and the cash flow statement presented under US GAAP.

Item 19. Exhibits

Number	Description

1.1	Amended Articles of Association of Sify Technologies Limited. (1)

1.2	Memorandum of Association of Sify Technologies Limited. (2)

1.3	Amendment of Memorandum of Association. (3)

2.1	Deposit Agreement, dated as of October 18, 1999, among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depositary Receipt). (4)

2.2	Amendment No. 1 to Deposit Agreement among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (4)

2.3	Amendment No. 2 to Deposit Agreement among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (5)

2.4	Subscription Agreement dated November 10, 2005 between Sify Technologies Limited and Infinity Capital Ventures, LP. (9)

2.5	Standstill Agreement dated November 10, 2005 by and among Sify Technologies Limited, Infinity Capital Ventures, LP and Mr Raju Vegesna. (9)

2.6	Shareholders’ Agreement dated December 20, 2005 between Sify Technologies Limited, Infinity Satcom Universal (P) Limited, and Sify Communications Limited. (10)

2.7	Shareholders’ Agreement dated November 25, 2005 between Sify Technologies Limited and Man Financial. (11)

4.1	Associate Stock Option Plan 2000 (6)

4.2	Associate Stock Option Plan 2002 (6)

4.3	Associate Stock Option Plan 2005 (12)

4.4	Associate Stock Option Plan 2007 *

4.5	Form of Indemnification Agreement. (7)

4.6	License Agreement for Provision of Internet Service, including Internet Telephony dated as of April 1, 2002 by and between Sify Technologies Limited and the Government of India, Ministry of Communications and Information Technology, Department of Telecommunications, Telecom Commission. (3)

4.7	Bank Guarantee, dated as of November 4, 1998. (2)

4.8	Agreement, dated November 10, 2004, between Sify Technologies Limited, Satyam Computer Services Limited, SAIF Investment Company Limited and Venture Tech Solutions Pvt. Ltd. (8)

4.9	Subscription Agreement dated March 24, 2008 between Sify Technologies Limited and Infinity Satcom Universal Private Limited. (13)

8.1	List of Subsidiaries.

11.1	Code of Conduct and Conflict of Interest Policy (6)

12.1	Rule 13a-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a) Certification of Chief Financial Officer

13.1	Section 1350 Certification of Chief Executive Officer

13.2	Section 1350 Certification of Chief Financial Officer

15.1	Consent of KPMG in respect of the Sify Technologies Limited

15.2	Consent of Price Waterhouse in respect of MF Global Sify Securities Private Limited

*	Filed herewith.

(1)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.

(2)	Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Commission on October 4, 1999 and incorporated herein by reference.

(3)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.

(4)	Previously filed as an exhibit to the Post-Effective Amendment No. 1 to Form F-6 filed with the Commission on January 5, 2000 and incorporated herein by reference.

(5)	Previously filed as an exhibit to the Registration Statement on Form S-8 (File No. 333-101322) filed with Commission on November 20, 2002 and incorporated herein by reference.

(6)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 29, 2004 and incorporated herein by reference.

(7)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-2 filed with the Commission on October 13, 1999 and incorporated herein by reference.

(8)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 30, 2004 and incorporated herein by reference.

(9)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 21, 2005 and incorporated herein by reference.

(10)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 7, 2005 and incorporated herein by reference.

(11)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 23, 2005 and incorporated herein by reference.

(12)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 30, 2006 and incorporated herein by reference.

(13)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on April 14, 2008 and incorporated herein by reference.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SIFY TECHNOLOGIES LIMITED
	By:	/s/ Raju Vegesna
	Name:	Raju Vegesna
	Title:	Chief Executive Officer & Managing Director

	By:	/s/ M P Vijay Kumar
	Name:	M P Vijay Kumar
Date: October 11, 2008	Title:	Chief Financial Officer

Exhibit Index

Number	Description

1.1	Amended Articles of Association of Sify Technologies Limited. (1)

1.2	Memorandum of Association of Sify Technologies Limited. (2)

1.3	Amendment of Memorandum of Association. (3)

2.1	Deposit Agreement, dated as of October 18, 1999, among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depositary Shares). (4)

2.2	Amendment No. 1 to Deposit Agreement among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (4)

2.3	Amendment No. 2 to Deposit Agreement among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (5)

2.4	Subscription Agreement dated November 10, 2005 between Sify Technologies Limited and Infinity Capital Ventures, LP. (9)

2.5	Standstill Agreement dated November 10, 2005 by and among Sify Technologies Limited, Infinity Capital Ventures, LP and Mr Raju Vegesna. (9)

2.6	Shareholders’ Agreement dated December 20, 2005 between Sify Technologies Limited, Infinity Satcom Universal (P) Limited, and Sify Communications Limited. (10)

2.7	Shareholders’ Agreement dated November 25, 2005 between Sify Technologies Limited and Man Financial. (11)

4.1	Associate Stock Option Plan 2000 (6)

4.2	Associate Stock Option Plan 2002 (6)

4.3	Associate Stock Option Plan 2005 (12)

4.4	Associate Stock Option Plan 2007 *

4.5	Form of Indemnification Agreement. (7)

4.6	License Agreement for Provision of Internet Service, including Internet Telephony dated as of April 1, 2002 by and between Sify Technologies Limited and the Government of India, Ministry of Communications and Information Technology, Department of Telecommunications, Telecom Commission. (3)

4.7	Bank Guarantee, dated as of November 4, 1998. (2)

4.8	Agreement, dated November 10, 2004, between Sify Technologies Limited, Satyam Computer Services Limited, SAIF Investment Company Limited and Venture Tech Solutions Pvt. Ltd. (8)

4.9	Subscription Agreement dated March 24, 2008 between Sify Technologies Limited and Infinity Satcom Universal Private Limited. (13)

8.1	List of Subsidiaries.

11.1	Code of Conduct and Conflict of Interest Policy (6)

12.1	Rule 13a-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a) Certification of Chief Financial Officer

13.1	Section 1350 Certification of Chief Executive Officer

13.2	Section 1350 Certification of Chief Financial Officer
*	Filed herewith

(1)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.

(2)	Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Commission on October 4, 1999 and incorporated herein by reference.

(3)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.

(4)	Previously filed as an exhibit to the Post-Effective Amendment No. 1 to Form F-6 filed with the Commission on January 5, 2000 and incorporated herein by reference.

(5)	Previously filed as an exhibit to the Registration Statement on Form S-8 (File No. 333-101322) filed with Commission on November 20, 2002 and incorporated herein by reference.

(6)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 29, 2004 and incorporated herein by reference.

(7)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-2 filed with the Commission on October 13, 1999 and incorporated herein by reference.

(8)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 30, 2004 and incorporated herein by reference.

(9)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 21, 2005 at incorporated herein by reference.

(10)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 7, 2005 and incorporated herein by reference.

(11)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 23, 2005 and incorporated herein by reference.

(12)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 30, 2006 and incorporated herein by reference.

(13)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on April 14, 2008 and incorporated herein by reference.