Form 20-F/A
period 2008-03-31
SIFY TECHNOLOGIES LTD
filed 2009-03-20
CIK 1094324

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
(91) 44 – 2254 -0770; Fax (91) 44 -2254 0771
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered

American Depositary Shares, each representing one Equity Share, par value Rs.10 per share	NASDAQ Stock Market LLC
Securities registered or to be registered pursuant to Section 12(g) of the Act

Title of each class	Name of each exchange on which registered

None	Not Applicable
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
Yes ☑ No  ☐
Note –Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
Yes ☐ No ☑

EXPLANATORY NOTE
     This Amendment No. 1 on Form 20-F/A (this “Amendment No.1”) to the Annual Report on Form 20-F for the year ended March 31, 2008, filed with the Securities and Exchange Commission (the “SEC”) on October 14, 2008 (the “Original Form 20-F”) by Sify Technologies Limited (the “Company”), is filed solely to file the corrected certifications of the Chief Executive Officer and Chief Financial Officer of the Company pursuant to Rule 13a-14(a) and Rule 15(d)-14(a) under the Securities Exchange Act of 1934, as amended, as Exhibits 12.1 and 12.2, respectively. Such certificates filed with the Original Form 20-F inadvertently omitted a required reference to the Company’s internal control over financial reporting.
     Other than as described above, this Amendment No.1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the Original Form 20-F or reflect any events that have occurred after the filing date of the Original Form 20-F. Among other things, forward-looking statements contained in the Original Form 20-F have not been revised to reflect events, results or developments that occurred or facts that became known to us after the original filing date, and such forward-looking statements should be read in their historical context.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SIFY TECHNOLOGIES LIMITED
By:	/s/ Raju Vegesna
	Name:	Raju Vegesna
	Title:	Chief Executive Officer

By:	/s/ M P Vijay Kumar
	Name:	M P Vijay Kumar
	Title:	Chief Financial Officer

Date: March 19, 2009

Exhibit Index

Number	Description
12.1	Rule 13a-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a) Certification of Principal Financial Officer
13.1	Section 1350 Certification of Principal Executive Officer
13.2	Section 1350 Certification of Principal Financial Officer

4