Form 20-F
period 2009-03-31
SIFY TECHNOLOGIES LTD
filed 2009-09-28
CIK 1094324

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended March 31, 2009.
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
Chennai, Tamil Nadu, India
(Jurisdiction of incorporation or organization)
Tidel Park, 2nd Floor
No. 4, Rajiv Gandhi Salai
Taramani, Chennai 600 113 India
(91) 44-2254-0770, Fax (91) 44 -2254 0771
(Address of principal executive offices)
M.P.Vijay Kumar, Chief Financial Officer,+ 91- 44 -2254 -0770; vijaykumar.mp@sifycorp.com
Tidel Park, 2nd Floor, No. 4, Rajiv Gandhi Salai, Taramani, Chennai 600113 India
(Name,Telephone,Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of Each class	Name of Each Exchange on Which Registered

American Depository Shares, each represented by	Nasdaq Global Select Market
one Equity Share, par value Rs.10 per share
Securities registered or to be registered pursuant to Section 12(g) of the Act

Title of Each class	Name of Each Exchange on Which Registered

None	Not Applicable
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
Not Applicable
(Title of class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
     42,820,082 Equity Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☑
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) , and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data file required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☑
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	IFRS as issued by the IASB ☑	Other ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).:
Yes ☐ No ☑

Currency of Presentation and Certain Defined Terms
Unless the context otherwise requires, references in this annual report to “we,” “us,” the “company,” “Sify” or “Satyam Infoway” are to Sify Technologies Limited, a limited liability company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. In January 2003, we changed the name of our company from Satyam Infoway Limited to Sify Limited. In October 2007, we gain changed our name from Sify Limited to Sify Technologies Limited. “Sify”, “SifyMax.in,”, “Sify e-ports” and “Sify online” are trademarks used by us for which we have already obtained registration certificates in India. All other trademarks or trade names used in this Annual Report on Form 20F are the property of their respective owners. In this Annual Report on Form 20F, references to “$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “Rs.,” “rupees” or “Indian rupees” are to the legal currency of India . References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.
     For your convenience, this Annual Report on Form 20-F contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this Annual report on Form 20F, all translations from Indian rupees to U.S. dollars contained in this Annual Report have been based on the reference rate in the City of Mumbai on March 31,2009 for cable transfers in Indian rupees as published by the Reserve Bank of India (RBI) which was Rs.50.95 per $1.00.
     Our financial statements are presented in Indian rupees and prepared in accordance with International Financial Reporting Standards as issued by the International Accounts Standards Board, or IFRS. In this Annual Report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.
     Information contained in our websites, including our corporate website, www.sifycorp.com, is not part of this Annual Report on Form 20-F.

Forward-Looking Statements May Prove Inaccurate
This Annual Report on Form 20-F contains ‘forward-looking statements’, as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘should’ and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, those discussed in the “Risk Factors” section in this Annual Report on Form 20-F. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. All forward-looking statements included in this Annual Report on Form 20-F are based on information available to us on the date hereof, and we do not undertake to update these forward-looking statements to reflect future events or circumstances.

PART I
Item 1. Identity of Directors, Senior Management and Advisers.
     Not applicable.
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
Selected Financial Data
Summary of Consolidated Financial Data
     You should read the summary consolidated financial data below in conjunction with the Company’s consolidated financial statements and the related notes, as well as the section entitled “Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report on Form 20-F. The summary consolidated statements of income data for the three years ended March 31, 2009, 2008 and 2007 and the summary consolidated balance sheet data as of March 31, 2009 and 2008, have been prepared and presented in accordance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB) have been derived from our audited consolidated financial statements and related notes to the consolidated financial statements.

				Year ended
				March 31,
				2009
				Convenience
				translation into
				US$ in
				thousands,
	Year ended March 31,			except share and
Particulars	2009	2008	2007	per share data
(Rupees in thousands, except share and				(see note 1
per share data)	Rs	Rs	Rs	below)

Consolidated income statement

Revenues	6,162,161	6,006,215	5,447,347	120,945

Cost of goods sold and services rendered	(3,613,349)	(3,419,122)	(2,939,329)	(70,920)

Selling, general and administrative expenses	(2,813,425)	(2,434,715)	(2,094,971)	(55,219)
Depreciation and amortization	(498,872)	(394,337)	(463,780)	(9,791)

Impairment loss on goodwill	(15,200)	—	—	(298)

Other income, net (4)	89,105	46,152	66,320	1,749

Total operating expenses	6,851,741	6,202,022	5,431,760	134,479

Operating (loss) / profit	(689,580)	(195,807)	15,587	(13,534)

Net finance income/(expense)	(129,095)	104,101	128,642	(2,533)

Share of profit of equity accounted investee (net of income tax)	64,091	181,127	61,030	1,258

Profit / (Loss) before income taxes and minority interest	(754,584)	89,421	205,259	(14,809)
Income tax benefit / (expense)	(97,049)	(63,975)	66,113	(1,905)

Profit / (Loss) before minority interest	(851,633)	25,446	271,372	(16,714)
Minority interest	48,941	30,142	30,531	961

Net (loss) / Profit for equity holders of the Company	(900,574)	(4,696)	240,841	(17,675)

Net (loss)/Profit per share (2)
— Basic	(20.77)	(0.11)	5.64	(0.41)
— Diluted	(20.77)	(0.11)	5.63	(0.41)

Weighted-average number of equity shares used in computing earnings per equity share
— Basic	43,350,320	42,877,726	42,704,619
— Diluted	43,350,320	42,877,726	42,792,514

				Convenience
				translation into
				US$ in
				thousands,
				except share and
				per share data
				(see note 2
Particulars	March 31,			below)
(Rupees in thousands, except share	2009	2008	2007	2009
and per share data)	Rs	Rs	Rs
Balance Sheet data:
Cash and cash equivalents including restricted cash	1,710,798	1,507,327	3,071,157	33,578

Net current assets	(175,993)	1,294,200	2,435,290	(3,454)

Total assets	9,145,555	7,710,760	7,321,891	179,502

Total equity attributable to equity shareholders of the Company	3,851,693	4,694,984	4,538,906	75,598

Cash Flow Data

Net cash provided by (used in):
Operating activities	(371,556)	(839,869)	116,262	(7,292)
Investing activities	(1,174,156)	(756,300)	(708,316)	(23,045)
Financing activities	968,797	(585,200)	847,939	19,015

Other Financial Data — Reconciliation of Adjusted EBITDA to net profit / (loss)
Adjusted EBITDA from operations (3)	(111,420)	379,657	540,397	(2,187)
Add: Interest income	122,565	161,783	154,192	2,406
Less: Depreciation and amortization	498,872	394,337	463,780	9,791
Less: Impairment loss on goodwill	15,200	—	—	298
Less: Interest expense	251,660	57,682	25,550	4,939
Less: Income tax expense / (benefit)	97,049	63,975	(66,113)	1,905

Net Profit / (loss)	(851,633)	25,446	271,372	(16,714)

Notes

1.	The convenience translation to U.S. Dollars was performed at the reference rate in the City of Mumbai for cable transfers as published by Reserve Bank of India on March 31, 2009 of Rs.50.95 per $1.00, which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at this rate or at all.

2.	Reference to shares and per share amounts refer to our equity shares. Our outstanding equity shares include equity shares held by a depository underlying our ADSs. [Effective September 24, 2002, one ADS represented one equity share].

3.	Adjusted EBITDA from operations represents earnings (loss) from operations before interest, taxes, depreciation, amortization and impairment including the share of profit of equity accounted investee (net of income tax).

4.	Refer to note 25 of the financial statements for the components of other income.

          Exchange Rates
     Our functional currency is the Indian rupee. The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables
The following table sets forth the high and low exchange rates for the previous six months and is based on the reference rate in the City of Mumbai on business days during the period for cable transfers in Indian rupees as published by the Reserve Bank of India (RBI).

	High	Low
Month	Rs.	Rs.

August 2009	48.98	47.54
July 2009	49.09	47.89
June 2009	48.60	46.96
May 2009	49.83	48.17
April 2009	50.53	49.49
March 2009	52.06	50.14

The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the reference rate in the City of Mumbai on business days during the period for cable transfers in Indian rupees as published by the Reserve Bank of India (RBI). The column titled ‘Average’ in the table below is the average of the last business day of each month during the year.

	Period
Fiscal Year Ended	end	Average	High	Low
March 31	Rs.	Rs.	Rs.	Rs.

2009	50.95	45.91	52.06	39.89
2008	40.02	40.13	43.05	38.48
2007	43.10	45.12	46.83	42.78

On March 31, 2009, the reference rate in the City of Mumbai for cable transfers in Indian rupees as published by RBI was Rs. 50.95.
Capitalization and indebtedness
     Not applicable.
Reasons for the offer and use of proceeds
     Not applicable.

Risk Factors
     This Annual Report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Annual Report on Form 20F.
Risks Related to our Company and Industry
We may incur losses in the future and we may not achieve or maintain profitability.
          We have incurred net loss of Rs.851.63 million ($ 16.71 million) for the year ended March 31, 2009 with an accumulated deficit of Rs.13,104.39 million ($ 257.20million) as at March 31, 2009. We may in the future incur additional net losses and suffer negative operating cash flows. We expect to increase our expenditures as we continue to expand our services, promote our brand, and invest in the expansion of our infrastructure. We have incurred and in the future may incur expenses in connection with investments in data centers and infrastructure. Accordingly, we will need to generate significant additional revenues in order to become profitable. We may not be able to do so. Our business model is not yet proven in consumer space, and we cannot assure you that we will improve our profitability or that we will not incur operating losses in the future. If we are unable to improve profitability, we will be unable to build a sustainable business. In this event, the price of our ADSs and the value of your investment would likely decline.
We may lose the incentive for exports availed under Serve from India Scheme on account of changes in Government policy.
               The Government of India has introduced “the Served from India Scheme” (the “Scheme”) in order “to accelerate growth in export of services so as to create a powerful and unique Served from India brand, instantly recognized and respected world over.”
               Under the Scheme, all service providers (the exporter of various services) are entitled to a customs duty credit called ‘Duty credit scrip’ at 10% of the foreign exchange earned during the financial year. A service provider will be eligible for such duty credit scrip only on satisfaction of two conditions: (a) the service provider should export services; and (b) the service provider should earn foreign exchange. This duty credit may be used for settling the customs duty payable to the Government of India on the import of any capital goods including spares, office equipment and professional equipment, office furniture and consumables, provided it is part of their main line of business.
               The new Foreign Trade (2009-2014) policy announced by The Commerce Ministry on August 27, 2009 has explicitly excluded Telecom Sector from the purview of Served From India Scheme (SFIS). As a result of new policy document, we will not be eligible for 10% as export incentive on Foreign Exchange earnings from all existing business streams other than E-learning and Infrastructure management services prospectively.
               The loss of credits from the above scheme may impact the financial condition and operating results of the Company in the future.
The economic environment, pricing pressure and decreased utilization rates could negatively impact our revenues and operating results.
               Spending on technology products and services in most parts of the world has been rising for the past few years. However, there was a decline in the growth rate of global IT purchases in the latter half of 2008 due to the global economic slowdown. This downward trend is expected to continue into 2009 with global IT purchases expected to decline due to the challenging global economic environment
With regard to the domestic Indian economy, a slow down affects enterprise customers leading to lower investments in IT infrastructure with a resultant slow down in the adoption of IT services such as ours. Lead times for orders or contracts also becomes much longer, as do credit periods. On the consumer side, sale of home PCs has dropped significantly in the last quarter of the fiscal 2009 and is likely to be depressed in 2009-10. This will have a bearing on the growth in demand for broadband services. Online advertising on our portal has also seen a decline with the slow down.
Overseas economic performance also has a bearing on our Infrastructure and e-Learning businesses. The NLD/ILD business and eLearning may likely be affected in terms of prices and growth. Currency fluctuations will also lead to variations in revenue.

Reductions in IT spending and extended credit terms arising from or related to the economic slowdown, and any resulting pricing pressures, reduction in billing rates, increased credit risk may adversely impact our revenues, gross profits, operating margins and results of operations.
Currency fluctuations may affect the results or our operations or the value of our ADSs
               The exchange rate between the rupee and the U.S. dollar has changed significantly in recent years and may fluctuate substantially in the future.
We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and payable and forecast cash flows denominated in US dollar. As of March 31, 2009, we had outstanding option contracts of $ 4.75 million. We may not purchase derivative instruments adequate to insulate ourselves from foreign currency exchange risks, and over the past year, we have incurred significant losses as a result of exchange rate fluctuations that have not been offset in full by our hedging strategy.
For the year ended March 31, 2009, we recognized a gain of Rs.2.99 million ( $ 0.05 million) on our forward and option contracts and Rs.25.96 million ($.0.51 million) on foreign exchange translations. If foreign exchange currency markets continue to be volatile, such fluctuations in foreign currency exchange rates could materially and adversely affect our results of operations in future periods. Also, the volatility in the foreign currency markets may make it difficult to hedge our foreign currency exposures effectively and make them expensive
Further, the policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. In addition, a high-level committee appointed by the Reserve Bank of India had recommended that India move to increased capital account convertibility over the next few years, and proposed a framework for such increased convertibility. Full or increased capital account convertibility, if introduced, could result in increased volatility in the fluctuations of exchange rates between the rupee and US dollar. Our US customers may leave us exposed to fluctuation in revenues based on currency fluctuations.
We may encounter legal confrontations as the Information Technology Act 2000 lacks specificity as to issues on online processes and/or Internet
The Information Technology Act of 2000, an Indian regulation, still does not cover all areas of online processes or the Internet comprehensively leaving many grey areas that could expose to legal complications. The regulations regarding the operation of cyber cafes are not well defined, and vary from state to state, often dependent upon the discretion of local law enforcement authorities who may not have adequate knowledge on the service. Despite our constant efforts in educating the franchisees not to have unlicensed software, some franchisees may use unlicensed software . Such events may affect the company’s reputation negatively.
Intense competition in our businesses could prevent us from improving our profitability and we may be required to further modify the rates we charge for our services in response to new pricing models introduced by new and existing competition which would significantly affect our revenues
Our corporate network/data services compete with well-established companies, including Bharti Airtel, Tata Communications Limited or TCL, Reliance Infocomm, HCL Infinet, Tata Teleservices, Tulip Telecom Limited and the government-owned telecom companies, Bharat Sanchar Nigam Limited or BSNL, Mahanagar Telephone Nigam Limited or MTNL.
A significant number of competitors have entered India’s Internet service provider industry. The large players, especially the state run telecommunication companies, may enjoy significant competitive advantages over our company, including greater financial resources, which could allow them to charge prices that are lower than ours in order to attract subscribers. These factors have resulted in periods of significant reduction in actual average selling prices for consumer Internet Service Provider, or ISP, services. We expect the market for Internet access and other connectivity services to remain extremely price competitive. Increased competition may result in operating losses, loss of market share and diminished value in our services, as well as different pricing, service or marketing decisions. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as the availability of skilled employees in India, the price at which our competitors offer comparable services, and the extent of our competitors’ responsiveness to their clients’ needs. We cannot assure you that we will be able to successfully compete against current and future competitors.
Margin squeeze may affect the results or our operations
Our margins have been shrinking in the recent past due to competition. Competition will continue to increase with the entry of new competitors into the Enterprise service category such as British Telecom (BT) and AT&T. However, these competitors generally will prefer to operate with a few global customers wishing to do business in India. They may attract customers for managed hosting services with their capability of superior network and competitive pricing. We expect the market for such services to remain extremely price competitive. Increased competition may result in the reduction of profit margin which would impact our results of operations
Procuring power at lower costs for data centers by the competitors may put us at a disadvantage in terms of pricing for our data center operations
The single largest operating cost in data centers is electrical power, and if a competitor were to have a source of power at a significantly lower cost, it could be a disadvantage to us. This raises the question of data centre location. While all data centres are now located in proximity to, or at the edge of major urban centers such as Mumbai, inexpensive land and labor allow companies to locate new data centres in remote locations. We may neither be in a position to develop high cost data centers at remote locations where power is cheap nor procure power at cheaper rates for our data centres. If the competitors procure power at lower cost, they can have an advantage over pricing. Our inability to offer competitive pricing may result in loss of customers and will impact our result of operations.
We have added a number of new lines of business in the past years, including the operation and licensing of public Internet cafés, as well as the provision of broadband services, security services, e-learning software development services, managed network services and infrastructure management services. It is therefore difficult to evaluate our company based on our historical results of operations
          The industry we operate in is still evolving and therefore comparable benchmarks are not readily available. In India, the total number of broadband subscribers was 6.22 million as at March 31, 2009 as compared to 3.90 million as at March 31,2008 registering a growth of 59.48%.The total number of internet wireline subscribers as at December 31, 2008, was 12.85 million as compared to 11.09 million as at March 31,2008 registering a growth of 15.87%.The base of wireless internet subscriber base was 101.10 million as at December 31, 2008 as compared to 65.50 million as at March 31,2008 registering a growth of 54.35% according to figures compiled from Telecom Regulatory Authority of India’s, or TRAI’s, Report on the Indian Telecom Services Performance Indicators October — December 2008. The risks we face in developing Internet service market include our inability to:
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
Despite the company’s best efforts to optimize costs, our future operating results could fluctuate in part because our expenses are relatively fixed in the short term while future revenues are uncertain, and any adverse fluctuations could negatively impact the price of our ADSs

          Our revenues, expenses and operating results have varied in the past and may fluctuate significantly in the future due to a number of factors, many of which are outside our control. A significant portion of our investment and cost base is relatively fixed in the short term. Our revenues for the foreseeable future will depend on many factors, including the following:
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
          We plan to continue to expand and invest in network infrastructure. Many of our expenses are relatively fixed in the short-term. We cannot assure you that our revenues will increase in proportion to the increase in our expenses. We may be unable to adjust spending quickly enough to offset any unexpected revenues shortfall. This could lead to a shortfall in revenues in relation to our expenses and adversely affect our revenue and operating results.
          You should not rely on yearly comparisons of our results of operations as indicators of future performance. It is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our ADSs may decline.
We lack full redundancy for our computer systems and a system failure could prevent us from operating our business for a significant time, which could have an adverse effect on our business and results of operations
          We rely on the Internet and accordingly, depend upon the continuous, reliable and secure operation of Internet servers, related hardware and software and network infrastructure such as lines leased from telecom operators. We have a back-up data facility, but we do not have full redundancy for all of our computer and telecommunications facilities. As a result, failure of key primary or back-up systems to operate properly could lead to a loss of customers, damage to our reputation and violations of our Internet service provider license and contracts with corporate customers. A loss of customers or damage to our reputation would result in a decrease in the number of our subscribers, which would cause a material decrease in revenues. A violation of our Internet service provider license could result in the suspension or termination of that license, which would prevent us from carrying on a significant portion of our operations and materially adversely affect our operating results. Violations of our contracts with corporate customers could result in the termination of these contracts, which would cause a decrease in the revenues generated by our corporate data/network services division. Any of these failures could also lead to a decrease in value of our ADSs, significant negative publicity and litigation.
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

Security breaches could damage our reputation or result in liability to us
          Our facilities and infrastructure must remain secure, and be perceived by our corporate and consumer customers to be secure, because we retain confidential customer information in our database. Despite the implementation of security measures, our infrastructure may be vulnerable to physical break-ins, computer hacking, computer viruses, programming errors or similar disruptive problems beyond our control. If a person circumvents our security measures, he or she could jeopardize the security of confidential information stored on our systems, misappropriate proprietary information or cause interruptions to our operations. We may be required to make significant additional investments and efforts to protect against or remedy security breaches. A material security breach could damage our reputation or result in liability to us, and we do carry insurance that protects us from this kind of loss.
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
We face a competitive labor market for skilled personnel and therefore are highly dependent on our existing key personnel and on our ability to hire additional skilled employees
          Our success depends upon the continued service of our key personnel including our senior management team. Each of our employees may voluntarily terminate his or her employment with us. We do not carry key person life insurance on any of our personnel. Our success also depends on our ability to attract and retain additional highly qualified technical, marketing and sales personnel. The labor market for skilled employees in India is extremely competitive, and the process of hiring employees with the necessary skills is time consuming and requires the diversion of significant resources. We may not be able to continue to retain or integrate existing personnel or identify and hire additional personnel in the future. The loss of the services of key personnel or the inability to attract additional qualified personnel, could disrupt the implementation of our business strategy, upon which the success of our business depends.
The failure to keep our technical knowledge confidential could erode our competitive advantage
          Our technical know-how is not protected by intellectual property rights such as patents, and is principally protected by maintaining its confidentiality. As a result, we cannot be certain that our know-how will remain confidential in the long run. Employment contracts with certain of our employees who have special technical knowledge about our products or our business contain a general obligation to keep all such knowledge confidential and such obligation extends for a period of two years after the termination of employment. In addition to the confidentiality provisions, these employment agreements typically contain non-competition clauses. If either the confidentiality provisions or the non-competition clauses are unenforceable, we may not be able to maintain the confidentiality of our know-how. In the event that confidential technical information or know-how about our products or business becomes available to third parties or to the public, our competitive advantage over other companies in the wireless based IP/VPN industry could be harmed which could have a material adverse effect on our current business, future prospects, financial condition and results of operations.
Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance
          Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq Global Select Market rules are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

          In particular, compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal control over financial reporting requires the commitment of significant financial and managerial resources and external auditor’s independent assessment of the internal control over financial reporting.
          It is also possible that laws in India may be made more stringent with respect to standards of accounting, auditing, public disclosure and corporate governance. We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.
          In addition, it may become more expensive and/or more difficult for us to obtain director and officer liability insurance. Further, our board members, Chief Executive Officer, and Chief Financial Officer could face an increased risk of personal liability in connection with their performance of duties and our SEC reporting obligations. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business. If we fail to comply with new or changed laws or regulations, our business and reputation may be harmed
We may inadvertently fail to comply with local laws of other countries in connection with the negotiation and execution of operational agreements
          As part of our international business, we may negotiate with and enter into contracts with strategic partners, clients, suppliers, employees and other third parties in various countries. We may inadvertently fail to comply with their laws may result in lawsuits or penalties, which could adversely affect our business or results of operations.
If there is an adverse outcome resulting in cash payout in excess of the insurance coverage in the class action litigation that has been filed against us, it will impact our financial condition
          A class action suit was filed in the United States District Court for the Southern District of New York by a purported class of purchasers of Sify’s ADS against the Company, certain of its officers and directors and several of the underwriters involved in the Company’s initial public offering of American Depository Receipts. The complaint alleges that the underwriters in the Company’s IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased Sify’s ADSs in the IPO and the aftermarket. The complaint also alleges that Sify violated the United States Federal Securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. This case is defended by SIFY and more than 300 issuers who went public between 1998 and 2000. The plaintiffs announced a proposed settlement between all parties, including the Group and its former officers and directors. Any direct financial impact of the proposed settlement is expected to be borne by the Company’s insurers. On June 12, 2009, the Federal District Court granted preliminary approval of the proposed settlement. On September 10, 2009, the Federal District Court held the fairness hearing for final approval of the settlement. At the hearing it was noted that out of the seven million people who were sent notices of the settlement, only 140 people objected. The objectors had five main arguments: (1) the class definition is overbroad and does not exclude individuals who participated in the scheme; (2) the requested attorney’s fees are excessive; (3) the awards requested by the lead plaintiffs are excessive; (4) the settlement amount is insufficient and thus the recovery to class members is too small; and (5) the notice is insufficient, in part because it does not disclose the amounts requested by individual lead plaintiffs. The Court did not rule on the motion for final approval at the hearing and did not indicate when it planned to do so. The preliminarily approved settlement is subject to final approval by the Federal District Court overseeing the IPO Litigation and, if final approval is granted, it may potentially be subject to appellate review by United States Court of Appeals for the Second Circuit. Any direct financial impact of the preliminary approved settlement is expected to be borne by the Company’s insurers. We believe that we have sufficient insurance coverage to cover the maximum amount that we may be responsible for under the preliminary approved settlement and believe that our maximum exposure under this settlement is approximately U.S.$ 338,983, an amount which we believe is fully recoverable from the Group’s insurer. If the settlement in an outcome necessitating a larger award and our insurance does not cover such payment, it may affect our results of operations.
          Please see the section entitled “Legal Proceedings” in this annual report for more information on the litigation.
Our financial results are impacted by the financial results of entities that we do not control
          We have a significant, non-controlling minority interest in MF Global Sify Securities India Private Limited (formerly known as Man Financial Sify Securities India Private Limited) that is accounted for under IFRS using the equity method of accounting.

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
Our inter-city network is leased from other service providers and is dependent on their quality and availability
          We have provided inter-city connectivity for our wireless-based IP/VPN business through lease arrangements rather than through capital investment in assets for connectivity business. Our ability to offer high quality telecommunications services depends, to a large extent, on the quality of the networks maintained by other operators, and their continued availability, neither of which is under our control. However, the abundance of supply of inter-city connectivity provides us with the ability of switching to companies offering better services. Although we always use more than one service provider where required, there can be no assurance that this dependence on external parties would not affect our network availability.
The legal system in India does not protect intellectual property rights to the same extent as the legal system of the United States, and we may be unsuccessful in protecting our intellectual property rights
          Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property.
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
          We could be subject to intellectual property infringement claims as the number of our competitors grows and the content and functionality of our websites or other service offerings overlap with competitive offerings. Our defenses against these claims, even if not meritorious, could be expensive and divert management’s attention from operating our company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and forced to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing technology. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, or at all.
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
We do not plan to pay dividends in the foreseeable future.
          We have not paid cash dividends to date because of the accumulated losses in the previous years. We may not pay a cash dividend in the near future in anticipation of meeting the fund requirements for facilitating future expansion plans of the company. Investors seeking cash dividend should not purchase our ADS.

Risks Related to the ADSs and Our Trading Market
The interests of our significant shareholder, Infinity Capital Ventures, L.P.,USA (Infinity Capital) may differ from your interests
          We believe that Infinity Capital owns approximately 26.06 % of our outstanding equity capital (post merger of Sify Communications Limited with Sify Technologies Limited). Mr. Raju Vegesna controls Infinity Capital and serves as our Chairman of the Board of Directors. Mr. P.S. Raju serves on our Board of Directors as a nominee of Infinity Capital. As a result, Infinity Capital will be able to exercise significant influence over many matters requiring approval by our Board of Directors and/or our shareholders, including the election of directors and approval of significant corporate transactions, such as a sale of our Company. Under Indian law, a simple majority is sufficient to control all shareholder action except for those items, which require approval by a special resolution. If a special resolution is required, the number of votes cast in favor of the resolution must not be less than three times the number of votes cast against it. Examples of actions that require a special resolution include:
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
An investor in our ADSs may not be able to exercise preemptive rights for additional shares and may thereby suffer dilution of such investor’s equity interest in us
          Under the Companies Act, 1956, or the Indian Companies Act , a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the shares voting on the resolution to waive such rights.
          Holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act of 1933, as amended, or the Securities Act, is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in us would be reduced.
ADS holders may be restricted in their ability to exercise voting rights.
          At our request, the Depository will mail to holders of our ADSs any notice of shareholders’ meeting received from us together with information explaining how to instruct the Depository to exercise the voting rights of the securities represented by ADSs. If the Depository receives voting instructions from a holder of our ADSs in time , relating to matters that have been forwarded to such holder, it will endeavor to vote the securities represented by such holder’s ADSs in accordance with such voting instructions. However, the ability of the Depository to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that the holders of our ADSs will receive voting materials in time to enable such holders to return voting instructions to the Depository . Securities for which no voting instructions have been received will not be eligible to vote.
          Under Indian law, subject to the presence in person at a shareholder meeting of persons holding equity shares representing a quorum, all resolutions proposed to be approved at that meeting are voted on by a show of hands unless a shareholder present in person and holding at least 10% of the total voting power or on which an aggregate sum of not less than Rs.50,000 has been paid-up, at the meeting demands that a poll be taken. Equity shares not represented in person at the meeting, including equity shares underlying ADSs for which a holder has provided voting instructions to the Depository , are not counted in a vote by show of hands. As a result, only in the event that a shareholder present at the meeting demands that a poll be taken will the votes of ADS holders be counted. Securities for which no voting instructions have been received will not be voted on a poll. Accordingly, you may not be able to participate in all offerings, transactions or votes that are made available to holders of our equity shares.
          As a foreign private issuer, we are not subject to the SEC’s proxy rules, which regulate the form and content of solicitations by United States-based issuers of proxies from their shareholders. To date, our practice has been to provide advance notice to our ADS holders of all shareholder meetings and to solicit their vote on such matters through the Depository, and we expect to continue this practice. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the SEC’s proxy rules.
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
We may not be able to maintain our Nasdaq Global Select Market listing.
               Our shares traded on the Nasdaq Global Select Market below $1.00 share for 40 trading days out of which 34 days consecutively during the period from January 28, 2009 to March 31, 2009. As of September 21, 2009, our shares were trading at $ 2.24 and had traded in excess of $1.00 for 120 days since April 1, 2009.

Failure to comply with the Nasdaq minimum bid price requirement, or any other listing standard applicable to issuers listed on the Nasdaq Global Select Market, subject to any exemptions or waivers granted by Nasdaq, would result in our common stock being ineligible for quotation on the Nasdaq Global Select Market. Nasdaq implemented a suspension of the minimum bid price rule until July 31, 2009. Our shares have traded over $1.00 since April 1, 2009; however, we cannot assure you that our trading price will exceed the minimum bid price requirements.
An active or liquid market for the ADSs is not assured
               We cannot predict that an active, liquid public trading market for our ADSs will continue to exist. Although ADS holders are entitled to withdraw the equity shares underlying the ADSs from the Depository at any time, there is no public market for our equity shares in India or the United States. The loss of liquidity could increase the price volatility of our ADSs.
The future sales of securities by our company or existing shareholders may reduce the price of our ADSs
          Any significant sales of our equity shares or ADSs or a perception that such sales may occur might reduce the price of our ADSs and make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. We may issue additional equity shares to raise capital and to fund acquisitions and investments, and the parties to any such future transactions could also decide to sell them.
The current capital and credit market conditions may adversely affect our access to capital, the cost of capital, and ability to execute our business plan
               Access to capital markets is critical to our ability to operate. Declines and uncertainties in the global capital markets over the past year have severely restricted raising new capital and have affected companies’ ability to continue to expand or fund new projects. If these economic conditions continue or become worse, our future cost of equity or debt capital and access to the capital markets could be adversely affected. In addition, an inability to access the capital markets on favorable terms due to our low stock price, or upon our delisting from the Nasdaq Global Select Market if we fail to satisfy a listing requirement, could affect our ability to execute our business plan as scheduled.
Risks Related to Investments in Indian Companies
     We are incorporated in India, and a significant majority of our assets and employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by changes in exchange rates , interest rates, Government of India policies, including taxation policies, as well as political, social and economic developments affecting India.
Changes in the policies of the Government of India could delay the further liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our business and prospects
     Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Central and State governments in the Indian economy as producers, consumers and regulators has remained significant. The new government of India, formed in May 2009, has to spell out their policies with regard to continuation of economic liberalization pursued by previous governments and/or further economic reforms. The rate of economic liberalization could change, and specific laws and policies affecting technology and Telecom Companies, foreign investment, exchange rate regime and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, and our business in particular.
Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer
     South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In recent months, Pakistan has been experiencing significant instability and this has heightened the risks of conflict in South Asia. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that investments in

Indian companies involve higher degrees of risk. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and the market for our services.
Terrorist attacks or a war could adversely affect our business, results of operations and financial condition
          Terrorist attacks, such as the attacks of July 25, 2008 in Bangalore, the attacks of November 26 to 29, 2008 in Mumbai and other acts of violence have the potential to affect us or our clients. In addition, such attacks may destabilize the economic and political situation in India. Furthermore, such attacks could cause a disruption in the delivery of our services to our clients, and could have a negative impact on our business, personnel, assets and results of operations, and could cause our clients or potential clients to choose other vendors for the services we provide. Terrorist threats, attacks or war could make travel more difficult, may disrupt our ability to provide services to our clients and could delay, postpone or cancel our clients’ decisions to use our services.
The markets in which we operate are subject to the risk of earthquakes, floods and other natural disasters
          Some of the regions that we operate in are prone to earthquakes, flooding and other natural disasters. In the event that any of our business centers are affected by any such disasters, we may sustain damage to our operations and properties, suffer significant financial losses and be unable to complete our client engagements in a timely manner, if at all. Further, in the event of a natural disaster, we may also incur costs in redeploying personnel and property. In addition, if there is a major earthquake, flood or other natural disaster in any of the locations in which our significant customers are located, we face the risk that our customers may incur losses, or sustained business interruption and/or loss which may materially impair their ability to continue their purchase of products or services from us. A major earthquake, flood or other natural disaster in the markets in which we operate could have a material adverse effect on our business, financial condition, results of operations and cash flows. However, we have reasonable insurance coverage for the loss or damage of the properties and business interruption.
We are subject to foreign investment restrictions under Indian law that limit our ability to attract foreign investors which, together with the lack of a public market for our equity shares, may adversely impact the value of our ADSs
          Currently, there is no public trading market for our equity shares in India or elsewhere nor can we assure you that we will take steps to develop one. Our equity securities are only traded on Nasdaq through the ADSs as described in this report. Under prior Indian laws and regulations, our Depository could not accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares without prior approval of the Government of India. The Reserve Bank of India has announced fungibility regulations permitting, under limited circumstances, the conversion of ADSs to equity shares and the reconversion of equity shares to ADSs provided that the actual number of ADSs outstanding after such reconversion is not greater than the original number of ADSs outstanding. If you elect to surrender your ADSs and receive equity shares, you will not be able to trade those equity shares on any securities market and, under present law, likely will not be permitted to reconvert those equity shares to ADSs.
          If in the future a market for our equity shares is established in India or another market outside of the United States, those shares may trade at a discount or premium to the ADSs. Under current Indian regulations and practice, the approval of the Reserve Bank of India is not required for the sale of equity shares underlying ADSs by a non-resident India to a resident India as well as for renunciation of rights to a resident of India, unless the sale of equity shares underlying the ADSs is through a recognized stock exchange or in connection with the offer made under the regulations regarding takeovers. Since exchange controls still exist in India, the Reserve Bank of India will approve the price at which the equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Holders who seek to convert the rupee proceeds from a sale of equity shares in India into foreign currency and repatriate that foreign currency from India will have to obtain Reserve Bank of India approval for each transaction. We cannot assure you that any required approval from the Reserve Bank of India or any other government agency can be obtained.
The Government of India may change its regulation of our business or the terms of our license to provide Internet access services, Voice over Internet Protocol (VoIP) and VPN services without our consent, and any such change could decrease our revenues and/or increase our costs, which would adversely affect our operating results.
          Our business is highly regulated as per extant telecom policy of the Government of India. Our ISP license issued in the year 1998 runs for a term of 15 years. If we are unable to renew the ISP license for any reason, we will not be able to carry on the said business beyond license term, which may adversely affect our business or results of operations.

          The GOI has right to revoke, terminate or suspend or take over entire operations for reasons such as national security or similar reasons without compensation to us. In view of increasing cyber threats and attacks, the GOI may require telecom licensees (including ISPs) at their costs to provide monitoring facility across its network, and facilities for capture and retention of data in terms of traffic flow, usage details, etc. This would result in significant increase in costs and possible lesser usage due to perceived invasion of privacy by customers.
          Certain government departments have been making queries whether use of Session Initiation Protocol, or SIP, terminal to make calls to phones abroad is permissible within ISP license. We believe that such overseas phone calls are permitted, since, SIP terminal is a “computer” as defined in Information Technology Act, 2000. We may have to make a significant investment as capital outlay in SIP terminals to make it a PC-equivalent, if the government authorities issue regulations governing SIP usage contrary to our beliefs, which would have a material effect on our results of operations.
In the event that the Government of India or the government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability.
          The statutory corporate income tax rate in India was 30% during fiscal 2009 and was subject to a 10% surcharge ,2% education cess and 1% secondary and higher education cess, resulting in an effective tax rate of 33.99%. For fiscal year 2010, the statutory corporate income tax rate is still 30% and subject to a 10% surcharge and 2% education cess and 1% secondary and higher education cess resulting in an effective tax rate of 33.99%. We cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be implemented by the Government of India. Although currently there are no material pending or threatened claims against us for taxes, such claims may be asserted against us in the future. Defending these claims would be expensive, time consuming and may divert our management’s attention and resources from operating our company
Risks Related to the Internet Market in India
          Our success will depend in large part on the increased use of the Internet by consumers and businesses in India. However, our ability to exploit the Internet service provider and other data service markets in India is inhibited by a number of factors. If India’s limited Internet usage does not grow substantially, our business may not succeed.
The success of our business depends on the acceptance of the Internet in India, which may be slowed or halted by high bandwidth costs and other technical obstacles in India.
          Bandwidth, the measurement of the volume of data capable of being transported in a communications system in a given amount of time, remains very expensive in India, especially when compared to many countries where bandwidth penetration is quite high. Although prices for international and domestic leased lines were substantially reduced recently, they are still high due to, among other things, capacity constraints and lack of competition. If the cost of bandwidth is not further reduced, or increases significantly, our business and results of operations will be adversely affected.
We may fail to exploit the market for WiMax services because of lack of access to spectrum
          The ability to provide fast and easy connectivity across cities will be a competitive advantage in future as more companies look to provide connectivity to their offices. Wimax, or wireless digital communications, therefore gains significance for ubiquitous connectivity in cities, which will enable fast and easy connectivity in the last mile to the service provider’s network. However, we are currently not able to participate in the spectrum auction for Wimax given the high prices.
The Department of Telecommunications or DoT, has issued guidelines for auction and allocation of spectrum for BWA(Broadband Wireless Access) services. The stated Guidelines seek to license only four operators for BWA services per circle, creating monoliths that will dominate the entire BWA market and will limit the competition and competitive advantage for the consumer. We will not be in a position to bid or participate in the auction by paying the expectedly huge spectrum cost. (as per 25% of the base price of 3G).This could put us at a disadvantage in future compared to other service providers from the telecom sector who are able to obtain spectrum for Broadband Wireless Access (BWA) services
We may be compelled to surrender the Spectrum that we now utilise for our operations
          The Government of India has asked the Company to surrender 2.3GHz range of spectrum licensed to us. The other range of spectrum 5.7 GHz is also close to capacity utilization and will need to be augmented in future. Enterprise connectivity will need licensed bands of spectrum for assured quality and security, so the non-availability of spectrum is a risk going forwards. In the event of the surrender of the spectrum 2.3 GHz, we may lose some of our Enterprise clients.
Our connectivity business may stagnate with a declining contribution
          In the connectivity business, as the volume scales, the unit price is continually reduced. Every year when annual contracts come up for review, customers contract more bandwidth or more links at a lower overall unit price. This is offset somewhat by lower bandwidth costs which we negotiate with our service providers. This impacts us in two ways: one, despite an increase in volumes, we do not see a commensurate rise in revenues; and two, margins in this business are continually shrinking. Therefore, our revenue from connectivity business may stagnate with declining contribution.
We may not be able to retain and acquire customers for our data centers
          In the field of Internet data center services, competition from data center operators may attract customers away from us or make it more difficult for us to attract new customers. Other companies in the data center business such as Reliance ,IBM and AT&T may become strong competitors of ours, and if they are successful in the market, it could be difficult for us to retain and/or bring in customers. Furthermore, once they leave us and choose another service provider, it may be difficult for us to reacquire them in future
          In order to improve our competitiveness, we are developing data centers at NOIDA- Delhi. If we are unable to attract adequate customers to these centers, we will not be able to achieve the revenues initially anticipated, which could have an adverse effect on our future results of operations and financial condition.
We may lose relevance and revenues if we do not position our business models in line with current and future technology trends
          Technology trends allow new business models that could replace current lines of business unless we are aware of them and positioning ourselves to take advantage of the transition. Two examples are Software as a Service and Cloud Computing. The former enables smaller companies to use software from a service provider on a subscription basis rather than having to buy it for themselves effectively moving this from a capital expenditure item to become an operating expenditure. The second enables hosting on a widely distributed and shared model, which will exclude the need for companies to contract data centre services. Unless we are able to adopt and deploy these advances in technology and infrastructure, we may lose our competitive position in the marketplace, which would adversely affect our revenues and may lead to increased customer attrition, as our customers switch to providers that utilize such information technology infrastructure.
We may fail to augment our skills and capability to best manage our services over Internet Protocol and data networks
          We have been able to build a reputation and maintain our lead because of our expertise and capability with the delivery and management of services over Internet Protocol and data networks. As the competition builds up their capability and experience, if we do not augment our skills and capabilities to keep our qualitative lead over them, we are at the risk of losing market share. Especially as infrastructure such as networks are a commodity today, and the only differential that we offer is our ability to manage and monitor services over them in a superior manner.
It may not be possible for us to retain our brand equity if we do not resort to huge investments for brand development
          Our competitors offering similar services are all large telecom companies who make substantial investments in building their brand image across their services. Sify, on the other hand, is a company focused on IT infrastructure services over data telecom networks and as such enjoys the reputation of a specialist in these services. However, if we do not build up awareness as well as our brand and reputation over time, the sheer weight of investments in brand development by the Telcos will dilute our brand equity.
We may not meet the selection criteria set for high value contracts by the Governments
          As we participate in bidding for large Government of India contracts, as well as business from large corporations, we increasingly come under scrutiny for the net assets value of our balance sheet as well as lack of profitability. Unless we increase capacity quickly and become profitable, we could be excluded from major government projects as not meeting their selection criteria.

The success of our business depends on the development of our capability
          As we offer our enterprise application services to an increasing base of large corporations, we run the risk of not being able to meet their needs for scaling and sophistication in future if we do not build the capacity to develop applications software to meet with future needs. We may not have adequate resources to develop our capability as a result of emerging sophistication required for such services.
We may fail to offer end-to-end managed services to sustain our position
          We believe that we are very well positioned in terms of the range of services we offer versus our competition across connectivity, hosting, security, applications, voice services and infrastructure management. Most of the telcos offer primarily connectivity and hosting currently. However, the market is evolving towards service providers who offer end-to-end managed services that include managing everything down to desktops. If we are to continue to lead the market, we need to extend our library of services to ensure that our portfolio of services helps graduate the market to managed services where we can maintain leadership. It may be difficult for us to offer end-to-end managed services to sustain our leadership in managed services without significant expenditures which would adversely affect our results of operations.
We may not get repeat corporate orders to optimize the capacity utilisation
          As we expand the network to small cities and towns, there is an operational cost involved in both the establishment and operation of these nodes. While the expansion is facilitated by a corporate order, we have to subsequently get additional business for capacity utilization in these nodes to make them profitable. If we are not able to do this rapidly by scaling up the business through these towns, we run the risk of overcapacity on the network in new areas, which results in a higher cost structure and margins.
Absence of policy support will hamper Internet and Data Services
          We have, and continue to be, subject to Indian regulations regarding the VPN license requirements, including the percentage of foreign holdings to offer VPN services as well the need for NLD/ILD licenses to offer VPN services and carrier voice services. The growth and development data and internet sector is dependent on a policy support of Department of Telecommunications Regulatory changes, as well the as continuing lack of policy initiatives to vitalize the data and Internet sector continue to be a risk in future.
We can not influence enabling policies that facilitate the growth and development of data and Internet connectivity in India . The absence of policy support for internet and data services may hamper the growth of such services in future.
Constant improvement of technology standards/ skills and evolving tools & applications are essential to sustain our position in Remote management of IT infrastructure
          We are relatively unknown outside India, and in comparison to other established IT players which have a large base of customers. If we are not able to constantly upgrade our technology standards and skills, and if we are unable to scale for critical mass in the near term, we would still be at the risk of being at a disadvantage.
          Management of IT infrastructure is dependent on sophisticated tools and applications to remotely monitor the IT infrastructure and assets of customers. If we are unable to retain our competitive advantages in terms of the evolving tools & applications, or the maturity of our processes, we will be at the risk of performing at a lower level to the competition.
The continued recession in the United States affects sales of our eLearning services
          The continued economic recession and uncertainty in the United States may cause reduced demand for our eLearning products, as our customers may reduce their training budgets and programming. Additionally, we may not be able to acquire new customers due to the poor economy. A prolonged period of reduced customer demand for our eLearning services may adversely affect our business and results of operations.

Emergence of Enterprise Software Suites may hamper our growth in eLearning stream
          The emergence of competitors such as Oracle, IBM, SAP, SumTotal and SABA offering enterprise software suites for eLearning for large organizations to develop their own learning programs could be a threat to our business in future. We may lose our business to our competitors, and if we are unable to acquire new customers or retain our existing customers, our revenues and results of operations may suffer.
The success of our strategy depends on our ability to keep pace with technological changes
          Our future success depends, in part, upon our ability to use leading technologies effectively, to continue to develop our technical expertise, to enhance our existing services and to develop or otherwise acquire new services that meet changing customer requirements. The markets for our service are characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent introduction of new services. We may not successfully identify new opportunities, develop and bring new services to market in a timely manner.
We may not be able to grow our business if online advertising in our markets does not expand
          Our business strategy depends on the anticipated growth of online advertising in our markets and the growth of our revenues depends on increased revenues generated by online advertising. Online advertising is an evolving business and our ability to generate advertising revenues will (among others) depend on:
•	our ability to attract and retain advertisers at profitable rates in light of intense competition;

•	our ability to generate and continue to grow a large community of users with demographics attractive to advertisers;

•	advertisers’ acceptance of the Internet as an effective and sustainable medium;

•	the effectiveness of our advertising delivery, tracking and reporting systems; and

•	our ability to adapt, including technologically, to new forms of Internet advertising
          Different pricing models are used to sell online advertising, and it is difficult to predict which, if any, of the models will emerge as the industry standard. This makes it difficult to project our future advertising rates and revenues. A reduction in traffic on our website may cause new advertisers not to enter into contracts with us and could cause existing advertisers not to renew their contractual arrangements with us, each of which, in turn, would reduce our potential advertising revenues. Additionally, any development of Internet software that blocks advertisements before they appear on a user’s screen may hinder the growth of online advertising and could materially and adversely affect our ability to grow our online advertising revenues and our business. Also, a slowdown in economic growth, and in particular a slowdown in the growth of companies that advertise on the Internet, may result in a reduction in our advertising revenues.
               Our contracts with advertising customers do not commit them to continue to provide us with a specific volume of business and can typically be terminated by them with or without cause, with little or no advance notice and without penalty. Additionally, our contracts with advertising customers are usually limited to a specific project and/or for a specific time period and not any future work. There are also a number of factors, other than our performance, which are not within our control, that could cause the loss of advertising customers. Early termination of material contracts or non-renewal of an expired material contract could have a material adverse effect on our business and our future financial performance
Adequate user database is necessary to make our advertising business profitable
               In order to increase advertising revenues, we need to continue to increase the number of users of our sports, recipes and entertainment video contents through our websites. If we are not able to attract and keep new users in a constantly evolving user base, we are likely to lose page views, and advertisers may reduce or cease publishing advertisements in our websites. It is important for us to provide necessary contents through our websites to attract more users. As a result of increased competition, it will be difficult for us to attract new users if we do not provide dynamic content to attract website visitors and attract new advertisers. If we are unable to increase our website views and advertising revenues, our results of operations will be affected.
The viability of Cyber café services depends on the success of the franchisees to generate or sustain adequate profitability
          The cyber café chain is a franchised model whose success depends on the success of the franchisees. In the last two years, operating costs have increased steeply, particularly rent for retail premises, eroding the margins of franchisees and making the business unattractive. We may be unable to modify or develop a business model that will provide additional revenues from these cafés to ensure continued profitability of the cyber cafes.

Our cybercafés may not fetch premium prices due to competition from unorganized sector
          Users view cyber cafés for Internet access as an utility, and are unwilling to pay for a premium service. Most of the competition is from the unorganized sector with low rates that have become the industry norm. Our premium pricing of products/services offered through cybercafés is viewed as being more expensive while some users acknowledge our superior services .Users therefore come to our cafes for unique products/services and routinely use other cafes for ordinary products/services. In view of the penetration pricing prevailing in the market, we may lose revenue from cybercafés and our profitability will be impacted.
Heightened security concerns for cybercafés issued by the governments will discourage franchisees to operate such cybercafés
          The government’s rules & regulations for operating cyber cafes have become more and more stringent in the face of rising terrorism and the use of emails to threaten key government officials and others. In addition, state level regulations differ in levels of compliance required of both the café operator and users. This is discouraging franchisees from entering the business and users for the risk of being harassed for using such facilities. This may lead to a decrease of cybercafés and may impact our revenues and result of operations
The expected growth for broadband services to retail segment may come down
          As the economy slows down and the consumer confidence erodes, the sale of PCs has dropped significantly during the period under review. We believe that a reduction in consumer confidence and the sale of consumer goods is likely to result in a drop in demand for broadband services until the cycle is reversed, as consumers delay or reduce their discretionary spending and personal computer usage. If this trend continues, reduced broadband usage may impact our revenue and result of operations.
Our pricing for broadband services to retail segment may not be competitive
          Service providers such as BSNL are frequently reducing rates so the Average Revenue Per User (ARPU) is constantly coming down .We have to continually respond with promotions and value added services to compete with such service providers. If we are unable to compete on pricing terms with our competitors, we may lose customers and fail to attract new customers, which may adversely impact our revenue and results of operations.
We may lose our broadband services to retail segment to competitors
          Our broadband business depends upon Cable Television Operators (CTOs) for delivery of services. This has proved difficult, leaving large areas uncovered and open to the competition representing a significant opportunity loss. In future, as competitors roll out Wimax services, they will have ubiquitous connectivity and will be able to offer broadband services everywhere without constraints. This will severely curb our ability to compete.
          The future of broadband services to home may revolve around Wimax wireless capability. Since Wimax capability is to be brought under 3G spectrum in the near future, we may not be able to afford the same unlike other big players in the Industry . Hence, we are likely to be at a disadvantage. This may result in loss of business to competitors.
We do not have any control over service delivery of Broadband Services to Home
          Our service delivery is dependent on the Cable Television Operator( CTO) for the last mile over which we do not have direct control, so a customer’s direct service experience is only as good as the quality of the CTO’s last mile connectivity, and the level of interest it takes in servicing customers. Our brand’s perception therefore, is directly impacted by an external party over whom we have little or no control in the matter of service delivery, and our customers may attribute usage problems to us rather than their CTOs.
The limited installed personal computer base in India limits our pool of potential customers and restricts the amount of revenues that our Internet access services division may generate
          The market penetration rates of personal computers and online access in India are far lower than such rates in the United States. Alternate methods of obtaining access to the Internet, such as satellite internet and wireless internet are steadily becoming popular in metro centers and slowly replacing the wireline internet. There can be no assurance that the number or penetration rate of personal computers in India will increase rapidly. This may impact our ability to increase our revenue and may affect our results of operations.

The high cost of accessing the Internet in India limits our pool of potential customers and restricts the amount of revenues that our Internet access services division might generate
          The growth of our consumer services is limited by the cost to Indian consumers of obtaining the hardware, software and communications links necessary to connect to the Internet in India. If the costs required to access the Internet do not significantly decrease, most of India’s population will not be able to afford to use our services. Any long term absence of affordability to access internet at reasonable cost may adversely affect our business and results of operations.
The success of our business depends on the acceptance and growth of electronic commerce in India, which is uncertain, and, to a large extent, beyond our control
          Many of our existing and proposed services are designed to facilitate electronic commerce in India. The e-commerce in India is at a very early stage as compared to western world. The market potential for e-commerce is yet to be exploited. Demand and market acceptance for these services by businesses and consumers, therefore, are still remain uncertain. Many Indian businesses have deferred purchasing Internet access and deploying electronic commerce initiatives for the following reasons:
•	inconsistent quality of service;

•	the need to deal with multiple and frequently incompatible vendors;

•	inadequate legal infrastructure relating to electronic commerce in India;

•	a lack of security of commercial data, such as credit card numbers; and

•	very few Indian companies accepting credit card numbers over the Internet.
If usage of the Internet in India does not increase substantially and the legal infrastructure and network infrastructure in India are not developed further, we may not realize any benefits from our investment in the development of electronic commerce services.
Risks Related to the Internet
We are now subject to quality of service (QOS) guidelines issued by TRAI. Failure to comply with one or more guidelines may expose us into fines/penalties
          TRAI has issued the following guidelines to the ISPs for improving the quality of service:
•	All Internet service providers shall provide adequate information to subscribers regarding Internet/broadband services being offered and marketed by them.

•	All Internet service providers shall provide information regarding contention ratios or the number of users competing for the same bandwidth, adopted by them to provide Internet/broadband service in their tariff plans submitted to TRAI, manual of practice, call centers and on their websites

•	All Internet service providers shall quarterly publish contention ratio for different Internet/broadband services on their website to facilitate subscribers to take informed decision.

•	All Internet service providers must use the contention ratios better than specified ratios for different services to ensure sufficient bandwidth for providing good quality of service to their subscribers
          Fixing up a contention ratio, may put standalone ISPs, like ours, at a serious disadvantage as cost of delivery of Internet bandwidth may increase. Telecom companies offering similar internet services are tempted to offer significantly lower prices and incentives as they own the last mile and at the same time by bundling telephony along with Internet enhance their otherwise idle last mile. Under such circumstances, it will be very difficult for ISPs to compete with big telcos which can offer broadband services by cross subsidising with voice/other services.
          In the event of our failure to comply with one or more of the above guidelines, we may expose ourselves to fines/penalties

We may be liable to third parties for information retrieved from the Internet
          We could become liable if confidential information is disclosed inappropriately on or through our websites. Others could also sue us for the content and services that are accessible from our websites through links to other websites or through content and materials that may be posted by our users in chat rooms or bulletin boards. The laws in India relating to the liability of companies which provide Internet services, like ours, for activities of their users, are still relatively unclear. Investigating and defending these claims is expensive, even if they do not result in liability However, we have an insurance cover to protect us against some of these claims as per our Professional Indemnity Policy. Further, our business is based on establishing our network as a trustworthy and dependable provider of information and services and allegations of impropriety, even if unfounded, could damage our reputation, disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses.
Our business may not be compatible with delivery methods of Internet access services developed in the future
          We face the risk that fundamental changes may occur in the delivery of Internet access services. Currently, Internet services are accessed primarily by computers and are delivered by modems using telephone lines. As the Internet is becoming accessible by cellular telephones, personal data assistants, television set-top boxes and other consumer electronic devices, and becomes deliverable through other means involving digital subscriber lines, coaxial cable or wireless transmission mediums, we will have to develop new technology or modify our existing technology to accommodate these developments. Our pursuit of these technological advances, whether directly through internal development or by third-party license, may require substantial time and expense. We may be unable to adapt our Internet service business to alternate delivery means and new technologies may not be available to us at all. We provide wireless connectivity on the 5.7 GHz spectrum allotted to us by the Wireless Planning Commission. The spectrum allocation may be inconsistent with industry standards. The current capacity may be insufficient to offer a breadth of services. The Government may issue instructions to release the spectrum that we hold. High cost of spectrum acquisition may be inconsistent with our revenue and cost models. We may not keep up with the pace of change that takes place in wireless technologies. The launch of DTH (Direct to Home) relay by service providers such as Tata Teleservices, Reliance, Dishnet and Sun TV may weaken the presence of Cable TV Operators (CTOs) in providing connectivity to homes through cables. Due to such competition, we may lose business from the CTOs for providing internet services through cables.
Our service offerings may not be compatible with industry standards developed in the future
          Our ability to compete successfully depends upon the continued compatibility and inter-operability of our services with products and architectures offered by various vendors. Although we intend to support emerging standards in the market for Internet access, industry standards may not be established and, if they become established, we may not be able to conform to these new standards in a timely fashion or maintain a competitive position in the market. The announcement or introduction of new services by us or our competitors and any change in industry standards could cause customers to deter or cancel purchases of existing services.

Item 4. Information on the Company
History and Development
               We were incorporated on December 12, 1995 in Tamil Nadu, India as Satyam Infoway Limited ,a private limited company under the Indian Companies Act,1956 to develop and offer connectivity-based corporate services in India . Until December 2002, we were a majority-owned subsidiary of Satyam Computer Services, an Indian information technology services company traded on the New York Stock Exchange and the principal Indian stock exchanges. We changed our name from Satyam Infoway Limited to Sify Limited in January 2003 and from Sify Limited to Sify Technology Limited in October 2007. We completed our initial public offering of ADSs in the United States in October 1999. We listed our ADS in Nasdaq market on October 19,1999. In February 2000, we completed our secondary offerings of ADS in the United States.
               Sify International Inc. and Sify Networks Private Limited are our wholly owned and controlled subsidiaries.
               The address of our principal executive office is Tidel Park, 2nd Floor, No. 4, Rajiv Gandhi Salai, Taramani, Chennai 600113 India, and our telephone number is 91-44-2254-0770. Our Agent for Investors Relations in the United States is Graling Global ,phone +1-646-284-9400 .Our website address is sifycorp.com and the information contained in our website does not constitute a part of this Annual Report.
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
               We started development of www.sify.com, our online portal, and other related content sites for news, travel, finance , health and shopping with the goal of offering a comprehensive suite of websites offering content specifically tailored to Indian interests worldwide.
               On November 6, 1998, the Indian government opened the Internet service provider (ISP) market to private participation. Capitalizing on our existing private data network, we launched our Internet service provider business, SifyOnline (formerly known as SatyamOnline), on November 22, 1998 and became the first private national Internet service provider in India. We began offering SifyOnline Internet access and related services to India’s consumer market as a complement to the network services offered to our business customers. Our SifyOnline service was the first in India to offer ready-to-use CD-ROMs enabling online registration and immediate usage.
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
               From the time we launched our corporate services in 1997, we have continually upgraded our technology to provide data services to corporate clients. We were the first Internet service provider in India to make our entire network IP-based and subsequently Multi Protocol Label Switching (MPLS)-enabled, which permitted us to continue to grow our corporate customer base. As of March 31, 2009, we provide data connectivity services to more than 2,380 corporate clients in industries ranging from information technology, manufacturing, banking and financial services industry, pharmaceuticals, retail distribution and the government.

               Initial Public Offering and Subsequent Financing Transactions
               In October 1999, we completed our initial public offering on the Nasdaq National Market and issued 4,801,250 ADSs at a price of $18.00 per ADS. We received proceeds of approximately $79.2 million, net of underwriting discounts, commissions and other offering costs. In connection with our initial public offering, we received the benefit of exemptions from the Nasdaq corporate governance rules relating to shareholder meeting quorum, solicitation of proxies and shareholder approval for issue of shares other than in a public offering under Nasdaq Rules 4350(f), 4350(g) and 4350(i)(1)(D), respectively. We will continue to avail of the exemptions from the Nasdaq corporate governance rules.
               In February 2000, we completed a secondary offering and issued 467,175 ADSs at a price of $320.00 per ADS. We received proceeds of approximately $141.2 million, net of underwriting discounts, commissions and other costs.
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
               In a separate transaction, also on November 10, 2005, Infinity Capital entered into a Subscription Agreement with us pursuant to which, upon the terms and subject to the conditions set forth therein, Infinity Capital agreed to purchase from us approximately 6.7 million newly-issued equity shares or ADSs at a purchase price of US $5.60 per share in cash. The total purchase price for the newly issued shares was approximately US $ 37.5 million. This transaction was approved by our shareholders at our Extraordinary General Meeting held on December 23, 2005. In January 2006, we completed the transaction. Also on November 10, 2005, Sify, Infinity Capital and Mr. Raju Vegesna entered into a Standstill Agreement pursuant to which, upon the terms and subject to the conditions set forth therein, Infinity Capital agreed not to purchase more than 45% of our fully diluted equity. The Board of Directors waived the above clause in the standstill agreement passed through a Board resolution dated January 22, 2008.
               In connection with the transactions, Mr. Raju Vegesna of Infinity Capital was appointed as the Chairman of our Board of Directors. We also appointed Mr. P. S. Raju as the second nominee of Infinity Capital to our Board of Directors.
               On March 24, 2008, the Company entered into a Subscription Agreement with Infinity Satcom Universal Private Limited (Infinity Satcom Universal), a private limited company in India which is controlled by Ananda Raju Vegesna and brother of Raju Vegesna,Chairman and Managing Director, for issuance of 12,817,000 Equity Shares of the Company with face value of Rs.10/- per share at a premium of Rs.165/-. It was approved by the Company’s shareholders at the Extra ordinary General Meeting held on March 17, 2008.
               On March 24, 2008, the Company received a sum of Rs 112.14 million (comprising of Rs 12.81 towards face value and Rs 99.33 million towards securities premium / share premium) .Subsequently, Infinity Satcom Universal communicated to the Company that they would focus their attention on the business of Sify Communication Limited (erstwhile subsidiary) and hence shall not contribute the balance money towards the subscription of 12,817,000 Equity Shares on call. On August 29, 2008, the Board of Directors, forfeited the shares allotted and the application monies collected (Rs. 112.14 million including sums towards capital and premium).
               Acquisition of Minority Interest in Subsidiary
               In January 2008, the Board of Directors of Sify approved the merger of its subsidiary, Sify Communications Limited with the Company. The Boards of each of Sify and Sify Comm determined that a merger would produce cost savings efficiencies and, as a combined entity, benefit all shareholders. The Board then submitted the proposed merger to the shareholders and to the High Court of Madras for approval. In August 2008, while approval for the merger was pending, the Indian government proposed new regulations regarding the delivery of internet services and was expected to announce changes to the policy governing the spectrum for the delivery of wireless data. The Board reviewed these regulatory changes and determined that it would be in the best interest of each company to remain as separate entities, as opposed to combining the entities as contemplated by the proposed merger. The Company submitted a petition to the High Court of Madras to withdraw the merger, and such petition was approved.
               In October 2008, the Company again evaluated the feasibility of a merger between Sify and Sify Comm and the Board of Directors of the Company at their meeting held on November 24, 2008 approved the merger of Sify Comm with retrospective effect from April 1, 2008, subject to approval by the Shareholders, the Honourable High Court and other statutory authorities. The Board considered the deterioration of the Indian and global economy, and its effect on the Company’s performance during the first half of fiscal 2009 as well as the impact of a prolonged economic downturn on the Company during the third and fourth 2009 fiscal quarters. The Board evaluated these issues and determined that a combined entity would provide cost savings and increased cash flow, and strengthen the Company’s ability to borrow additional funds, if necessary. Accordingly, the Board of Sify determined that the merger should again proceed and sought shareholder approval, and submitted the merger to the High Court of Madras for approval. The Honourable High Court approved the merger on 26th June, 2009. In connection with such merger the Company has issued 10.53 million equity shares to Infinity Satcom Universal Private Limited, a 26 % stake holder in the erstwhile Sify Communications Limited prior to merger.
               On July 15,2009, Infinity Satcom Universal Private Limited has acquired 4,000,000 shares of the Company from Infinity Capital LP, USA in a private transaction. Post merger, Infinity Capital now owns approximately 26.06% and Infinity Satcom Universal Private Limited owns 27.24% of outstanding shares.
               Principal Capital Expenditures
               In fiscal 2009, 2008 and 2007, we spent Rs.1,153.91 million, Rs.849.09 million and Rs.686.32 million respectively, on capital expenditures. As of March 31, 2009, we had contractual commitments of approximately Rs.322.61 million for capital expenditure towards the acquisition of property, plant and equipment. These commitments included approximately Rs.273.92 million in domestic purchases and Rs.48.69 million in imports and overseas commitments for products and spares. All our capital expenditures were financed out of cash generated from operations and the funds raised from banks. During the year, the Company has entered into a contract with Emirates Integrated Telecom in relation to construction and maintenance of Europe India Gateway which is towards carriage of communication traffic in the future.
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
               Globe Travels, USA.
               In April 2006, we acquired Globe Travels, USA engaged in the business of selling online airline tickets in the U.S. with a special focus on the U.S.-India sector along with its Indian outfit for a consideration of USD $2.50 million, apart from 125,000 stock options and some conditional earn out payments. We believe this acquisition marks Sify’s entry into the online travel business, particularly e-ticketing. We also believe that the addition of a travel portal is in line with the Company’s strategy of providing end-to-end services to Sify users. Consequent to impairment testing for goodwill, the Company has recorded Rs. 15,200 impairment charge towards goodwill. This is primarily on account of the decline in business travels due to the global economic environment.
               India World Communication Limited
               India World Communications Limited filed an application with the Registrar of Companies, Tamil Nadu in 2008 for the winding up of its business under section 560 of the Indian Companies Act,1956. The Registrar had struck off its name from the register. Hence, the Company ceased to exist from the date of order of the ROC.

               Sify International Inc
               Sify International Inc incorporated in the United States of America (US) is a wholly owned subsidiary of Sify. The Company does not have any operations during the last three years.
Business Overview
               We are one of the largest integrated Internet, network and electronic commerce services companies in India, offering end-to-end solutions with a comprehensive range of services delivered over a common Internet backbone infrastructure. Our services enable our business and consumer customers to communicate, transmit and share information, access online content and conduct business remotely using our private data network or the Internet. Our Internet and network services include the following:
•	Corporate Network/Data Services. We offer end-to-end network, application and security services that provide our corporate customers with comprehensive Internet and private network access. Our services enable our corporate customers to offer a full range of business-to-business and electronic commerce related services. We provide NLD (National Long Distance) and ILD (International Long Distance) services through our network. We carry voice traffic, both national and international, using the IP back-bone and deliver voice traffic to Direct Inter-connect Operators. We also provide managed infrastructure services and managed security services in all aspects of infrastructure services, network security and hosting, with digital certificates based authentication service and VPN solutions. We are the first and only service provider in India to be ISO 9001:2000 certified in network operations ,data center operations and customer relationship management.

•	Internet Access Services. We offer dial-up Internet access, e-mail and web page hosting to consumers in India through convenient online registration and user-friendly software. In addition, we offer public Internet access to consumers through a retail chain of e-ports (formerly iway) cybercafés (e-ports). We also have agreements with certain cable television operators through which we offer Internet access through cable. As of March 31, 2009, we had approximately 0.7 million retail Internet access subscribers.

•	Online Portal Services. We operate online portals, such as www.sify.com, www.samachar.com and www.sifymax.in, that function as principal entry points and gateway for accessing the Internet by providing useful web-related services and links. We also offer related content sites specifically tailored to Indian interests worldwide.

•	Other. We facilitate web based learning for various organizations by digitizing and uploading content to facilitate the same. We also provide remote infrastructure management services such as Data center management, Network management, Security management and Desktop management to support the clients from offshore command centers, on a 24 X 7 X 365 basis.
               We began providing corporate network/data services to businesses in April 1998, and as of March 31, 2009 we had more than 2,380 corporate customers located principally in India. We launched our Internet service provider business in November 1998, becoming the first private Internet service provider to begin service after the Indian government opened the market to private competition. We also operate online portals, www.sify.com, www.sifymax.in, www.samachar.com, and related content sites specifically tailored for Indian interests worldwide. Sify.com is one of India’s leading portals with services in areas such as news, travel, finance, health and shopping in addition to e-mail, chat and search. SifyMax.in is a broadband portal offering live streaming and on demand video and audio content, news clips, TV reality shows and highlights of cricket matches.
               We are providing NLD (National Long Distance) and ILD (International Long Distance) services through our network from August 2008. We have made tie-ups with a few international and domestic carriers to carry their traffic into India. We carry voice traffic, both national and international, using the IP back-bone and deliver voice traffic to direct inter-connect operators.
               Consequent to the merger of Sify Communications Limited with the Company, the Company has made the application to the Department of Telecommunications for the transfer of NLD / ILD licences to the Company and the approval of the Government is awaited.
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

               As of March 31, 2009, we operated 547 points of presence serving more than 500 towns and cities across India. Points of presence are telecommunications facilities located in a particular market which allow our customers to connect to the Internet through a local telephone call. Although our Internet service provider license permits us to establish and maintain our own direct connection to the international Internet, we no longer maintain satellite gateways. We provide international bandwidth by leasing capacity of multiple oceanic systems.
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
               Special Communications Needs of Businesses. As the Internet is now easily available and more reliable, businesses are increasingly utilizing the Internet for functions critical to their core business strategies, such as sales and marketing, customer service and project coordination. The Internet presents a compelling profit opportunity for businesses by enabling them to reduce operating costs, access valuable information and reach new markets. To maintain a significant presence on the Internet, businesses typically purchase Internet access services and establish a website. Internet access provides a company with its basic gateway to the Internet, allowing it to transfer e-mail, access information and connect with employees, customers and suppliers. A website provides a company with a tangible identity and an interactive presence on the Internet. Many corporations are also converting their legacy information systems and databases to web-enabled systems.
               The Opportunity in India. The resulting service remains inferior to service in developed countries. At the same time, however, the Indian economy continues to modernize and expand, particularly in sectors such as software development that are dependent on a reliable communications network. The growth of these industries is leading to an increasing base of personal computers and wired and wireless homes and businesses in India with a resulting increased demand for Internet services. We believe these trends, which mirror those in more mature economies, will continue to develop in India.
               The ability to exploit the Internet service provider and other data service markets in India is currently inhibited by the government systematically extended controls on the provision of Internet based services. Generally, bandwidth remains very expensive in India, despite falling prices for International and Domestic leased lines and the emergence of private players in the last couple of years and liberalization measures have brought an increase in supply and a consequent downtrend in prices respectively. Ceilings for bandwidth prices are set by the DoT and the TRAI plays the advisory role to the DoT.
               Absence of policy support for Internet is hurting India’s strategic objectives. Most government targets for Internet and broadband access remain unmet.ISPs face more restrictions than they faced at inception. ISPs face considerably tougher licensing terms. The visionary decision to make all ISP licenses free has now been changed to include hefty fees for virtual private networks (VPN) and Internet telephony. IPTV services are being closed to ISPs.Spectrum charges and procedures are more unfavourable now than before.
               It is easier for foreign companies to provide Internet telephony than Indian ISPs who wish to offer the service. Indian ISPs have to pay 10.3% Service Tax, and 6% of Annual Gross Revenues (AGR) as licence fees to provide Internet Telephony. They must meet regulatory and security obligations. Standalone ISPs are disallowed from offering un-restricted Internet Telephony and from terminating calls on the Indian Public Switched Telephone Network (PSTN). Interconnection between ISP & ISP Offering Internet Telephony is not allowed. On the other hand foreign ISPs such as Skype, Yahoo, and MSN offer services without any fees, obligations or security clearances.
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
               Key advantages of the Sify business model include:
•	End-to-end network solutions for business customers. We provide our business customers with a comprehensive range of Internet, connectivity, security and consulting, hosting and managed service solutions complemented by a broad base of web-based business applications. Our corporate services range from dial-up and dedicated Internet access, virtual private networks, security, web implementation, electronic commerce solutions and web hosting. Our end-to-end solutions enable our corporate customers to address their networking and data communication needs efficiently without having to assemble products and services from different value-added resellers, Internet service providers and information technology firms.

•	National private Internet protocol network backbone and Wireless delivery on the last mile. We operate a large national Internet protocol data network in India. As of March 31, 2009, we owned and operated 547 points of presence serving more than 500 towns and cities across India. Our network provides the platform to deliver Internet access and the backbone to provide a full range of corporate network/data services to consumers. A significant portion of our last mile delivery for corporates, and almost the entire iway cybercafé network and hi—speed / broadband delivery to homes, is on the wireless mode, thereby enabling us to implement and deliver superior services compared to the wireline medium.

•	Internet content and electronic commerce websites customized for the Indian market. We view the Indian market as a series of specific market segments with unique cultural and topical interests, rather than an extension of a homogeneous, worldwide Internet market. We have assembled a team of India-based employees familiar with the local culture, language and business environments in our markets to develop Internet content and electronic commerce websites tailored for the Indian market. We regularly incorporate new and original third-party content suited to our local and regional audiences to enhance our customers’ online experience and to attract new users both within India and abroad. As a result of our local market knowledge, we are able to place contents in our websites which will attract more users to our websites and to create brand awareness for our SifyOnline access service.

•	Managed Infrastructure services and Managed Security Services. We have customer engagements in all aspects of infrastructure services, networks security and hosting, with digital certificates based authentication service. We have experience in providing information assurance and compliance certification in accordance with frameworks such as Committee of Sponsoring Organizations of the Treadway Commission (COSO) / Control Objectives for Information and related Technology (COBIT). We believe that our managed infrastructure and security services utilise our experience and skill sets to provide constant value to our customers, better service levels and reduced costs. We constantly look at ways to efficiently manage customer assets remotely thus providing focused superior service at lower cost.
Strategy
               Our goal is to become the premier integrated Internet, network and electronic commerce solutions provider to businesses and consumers in India. Our principal business strategies to accomplish this objective are discussed below:

•	Invest in the continued enhancement and expansion of our network infrastructure to support customer growth, enter into new markets and accommodate increased customer usage. We intend to continue to increase the capacity and geographic reach of our network in order to support subscriber growth, enter new markets and accommodate increased customer usage. We are committed to using proven technologies and equipment and to providing superior network performance. We have deployed asynchronous transfer mode, or ATM, switches on nine points of presence along our network. The rest of our network is based on Internet Protocol, or IP, and we are the first Indian service provider to have made our network Multi Protocol Label Switching (MPLS) compliant. As of March 31, 2009, we have acquired adequate capacity of bandwidth lines, all from major telecommunications companies, which ensures that there is an assured supply of bandwidth service being provided to Sify’s customers without any disruptions . We have also leased intercity links from multiple suppliers including BSNL, Bharti, Reliance and Power Grid corporation, such that each one of our nodes is accessible from at least two other nodes, if not by two long distance operators. We believe that as the size and capacity of our network infrastructure grows, its structure and national coverage will create economies of scale. Being vendor neutral, we are able to procure bandwidth in a cost effective manner. Over the past 5 years we have designed and built 4 Data Centers at Mumbai, Chennai, Bangalore and Airoli. We intend to invest in additional data centers, including the one at Gurgaon in Delhi which is under construction currently.

•	Increase penetration in our existing markets by expanding awareness of the “Sify” brand name to capitalize on our first mover advantage in India. We intend to capitalize on our first-to-market advantage in India to establish national service and a brand name in advance of other private competitors. As of March 31, 2009, we had approximately 0.7 million retail Internet subscribers and 1,651 operative cybercafés, of which 6 were owned by us and 1,645 were franchised. Approximately 99% of these iways are on broadband, which provides the user with significantly faster access speeds. Our marketing strategy includes print, television and radio advertising, direct mailing campaigns targeting personal computer owners and operating “cybercafés.” We are also actively promoting our broadband services to homes through cable television operators. As of March 31, 2009, we have more than 2,014 cable television operators across 201 cities in India. We believe that increased focus by GOI on delivery of broadband services , availability of broadband content, reduced cost of personal computers coupled with increased purchasing capacity of the middle class in India will drive this business forward in the future. We are also continuously working on better alternative technologies to overcome the last mile challenges and to offer superior connectivity to homes.

•	Expand our services with new technologies to enable our customers to use the Internet more effectively. We continually seek to expand the breadth of our service offerings with new technologies. Our cybercafés prominently display the Sify and SifyOnline brands and offer a full range of our Internet connectivity services. We have previously introduced a number of other services, including VoIP, video conferencing, e-mail designed for regional Indian dialects, a user customized portal site and micro-payments

•	Provide more value added services by leveraging on the rapid growth of wireless Internet and mobile services in India and strengthen our Internet portal with more content tailored to Indian interests worldwide. Our portals www.sify.com and www.samachar.com, function as initial gateways to the Internet, the user’s starting point for web browsing and other Internet services, for our consumer Internet service provider subscribers and cybercafé users. We believe that our portals are media rich and user friendly, and the portals are interactive websites offering hyperlinks to a wide variety of websites and services, including our own websites. Our websites cater to a variety of Indian interests within and outside of India. To achieve our goal of developing the premier Internet portal focused on the Indian market, we intend to continue to expand and improve the quality of www.sify.com, and are developing additional content oriented towards topical and cultural interests of Indians worldwide

In 2004-05, we also developed a broadband channel, Sify Max, that provides audio visual content to Sify subscribers including city live visuals relating to Mumbai, Delhi, Chennai, Bangalore and Hyderabad. We also created a short code 54545 for downloading ring tones and sending SMS to tap the growing mobile user market. To expand our short code product offering, we are also forming business alliances with copyright owners and mobile service providers. In addition, we are forming strategic alliances with several offline media partners to deliver content to our users. As the availability of Internet access expands in India, we believe that increasing numbers of Internet users will be attracted to our high quality websites and online content designed specifically for the Indian consumer. We will seek to attract advertisers, electronic commerce merchants and third-party content providers trying to reach our users in order to generate additional revenues for sify.com.

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
               SecureConnect (TM) is our comprehensive offering of secure, reliable and scalable IPVPN solutions that meet both mission- critical data networking and converged voice, video and data connectivity needs. It offers a variety of intranet and extranet configurations for connecting offices, remote sites, traveling employees and business partners, whether in India or abroad. Our platform of services includes:
•	SiteConnect (TM) which offers site-to-site managed MPLS-enabled IPVPN solutions for securely connecting regional and large branch offices within India to the corporate Intranet.

•	GlobalSite Connect, an international site-to-site managed MPLS-enabled IPVPN solution, is used for securely connecting international branch offices to the corporate offices. It provides connectivity anywhere in the world through Sify’s alliances and partnerships with global overseas service providers such as Global Crossing (GC), Asia Net.Com (ANC), and PCCW Global to name a few.

•	ExpressConnect, which offers a premium range of high-performance Internet bandwidth solutions for connecting regional offices, branch offices and remote locations to the corporate network. These solutions complement our SiteConnect range of

MPLS enabled IPVPN solutions, provide high-speed bandwidth in those situations where basic connectivity and cost are the top concerns.

•	RoamConnect, is our national and international remote access VPN, which is used for securely connecting employees, while they are traveling, to the corporate intranet. RoamConnect features “single number access” to SifyNet from anywhere in the country and provides access from anywhere in the world through Sify’s alliances with overseas service providers such as Verizon, IPASS and Fiberlink.

•	PartnerConnect is our remote access VPN offering, for providing secure and restricted dial-up access to business partners such as dealers, distributors and suppliers to the corporate extranet.
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
               Application Services. We offer value-added services to organisations such as website design, development, content management, search engine optimisation, hosting and management services, including domain name management, secure socket layer (SSL) certificate for websites, and server space in required operating system and database. We provide state of the art messaging and collaboration services and solutions such as e-mail servers, LAN mail solutions, anti-spam appliances, bulk mail services, instant messaging, and also offer solutions and services to enable data & access security over the Internet. We also offer web-applications such as online merchandising with on-line payment gateways, sales force automation, supply chain management, intranet and extranets, workflow engine and knowledge management systems. We also provide infrastructure-based services on demand, including on-line testing engine and network management. On-line testing services include test management software, required servers and proctored examination facilities at Sify’s e-port cybercafés. On-line exam engine offered allows a secure and flexible way of conducting examinations involving a wide range of question patterns.
               Security and Assurance Services. We offer a comprehensive suite of security solutions including security design, procurement and integration services for infrastructure security, vulnerability assessment and penetration testing. Implementation services include implementation of security products, such as firewalls, intrusion detection systems, content security, authentication tools and VPN services. We also provide assurance services covering Information systems(IS) Audit, Risk Assessment, and Business Continuity/Disaster Recovery Planning.
               Data Centers. We operate India’s first level 4 Internet Data Centers (IDC) two in Mumbai (Bombay), one each at Chennai (Madras) and Bangalore, which are designed to act as reliable, secure and scalable facilities to host mission-critical applications. We offer co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks, or they could hire complete racks, and even rent ‘secure cages’ at the hosting facility as per their application requirements. We also offer a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration, network configuration as well as spares and replacement. Our Fort Knox platform for security management of hosted servers offers Service Level Agreement (SLA)-based security services to protect servers. Our Infrastructure Data Management Services (IDMS) service provides specific services related to building data centers, leveraging on our proven expertise to build world-class infrastructure.
               Digital Certification. In technical collaboration with Verisign, a leading provider of Internet trust services, we formed a subsidiary, Sify Communications Limited, to provide managed digital certificate-based authentication services in India. Sify Communications Limited was the principal affiliate of Verisign in India and was a member of Verisign’s Global Affiliate Network. Sify Communications Limited was accredited as the first Certifying Authority for issuance of Certificate for Digital Signature by the Ministry of Information Technology, Government of India. Sify Communications Limited has merged with Sify Technologies Limited during the period under review. Consequent upon the merger,Sify Technologies Limited now provides digital certificate- based authentication services which were provided by its erstwhile subsidiary,Sify Communications Limited.

               Remote Management Services. This service provides continuous proactive management and support of customer operating systems, applications and database layers through deploying specialized monitoring tools and infrastructure experts to ensure that our customers’ infrastructure is performing optimally.
               Our corporate network/data services division accounted for approximately 58.09%, 66.48% and 69.86% of our revenues in fiscal years 2007, 2008 and 2009 respectively. We believe that corporate services will continue to be the largest part of our business for the immediate future.
               VOIP Services. We offer a comprehensive VoIP services covering Managed Voice for Enterprises particularly in IT/ITES segment to meet their international business communications. As part of the service, our Hosted dialer platform is also provided to enable BPOs to use this infrastructure as a service.
               Internet access services.
               Our Internet access services for retail consumers include high-speed/broadband access to homes over cable, public Internet access from our network of e-ports(formerly iway cybercafés), VoIP and dial-up access to homes.
               Public Internet Access. We provide public Internet access to the large segment of the Indian population that does not own a personal computer through our network of iway cybercafés. Sify operates these iway cybercafés on a franchisee model. As of March 31, 2009, we had 1,651 operational e-ports(formerly iways) in 253 towns and cities.
               In connection with our franchised e-ports(formerly iways), we grant each franchisee a non-exclusive license to operate the cybercafé using our logo, brand and trade names. We enter into an agreement with the franchisee establishing the rights and obligations of each party. In connection with the establishment of a franchised e-port (formerly iway), we receive an initial franchise fee that covers the following upfront services rendered by our company:
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
               The cybercafés are owned and operated by the franchisees. The franchisee procures the retail space, invests in furniture, interior decor, personal computers, point of sale signage and employs/trains the staff. The franchisee is responsible for the maintenance of the premises and interface with customers. We provide the complete back-end support, including bandwidth, the authentication/usage engine and the billing/collection system. The prices to be charged to the customers and the services that can be rendered are controlled by Sify. On average, these e-ports (formerly iways) have about seven personal computers and operate in an area of about 250 square feet. All e-ports operate on a prepaid subscription model, and the end customer has the ability to browse from any of the e-ports using the roaming facility that Sify provides. The billing system allows us the option of charging different prices based on the services used, time of usage and the place of use. More than 99% of these cafés are connected through the wireless mode, on the 5.7 GHz or the 2.4 GHz spectrum, with a subscriber unit placed on the top of the building and connected to an access point in a tower that is within a 5 kilometre radius from this location. We believe the e-ports offer a superior browsing experience compared to other internet cafés that operate on either a leased line or an ISDN facility. Today, e-ports are being used for a multitude of services including VoIP, video conferencing, online examination centres, online games , e-distribution points and value added services such as IRCTC ( an online passenger reservation site) and utility payments.
               Sify e-port. The iways cyber café chain is re-branded as “sify e-port”.Sify e-port is today the largest chain of branded retail outlets in the country, empowering every user to reap the benefit of internet and its applications . As of March 31,2009, we had approximately 1,651 operational e-ports. We have launched a model of e-port Xpress with a single PC with value added services as a kiosk chain offering services like travel ticket booking, bill payment, mobile recharge and e-commerce transactions in addition to internet browsing, chat, email and gaming.

               Voice Over Internet Protocol. VoIP can be used in India for making International calls. We have leveraged on our extensive network of e-ports to offer VoIP. As of March 31, 2009, more than 1,651 of the e-ports had the capability to provide VoIP. We provide these services through standalone VoIP booths at various strategic locations in major cities. We use MPLS enabled technology that ensures voice clarity.
               VoIP for home: In addition to offering VoIP services through e-ports and VoIP booths, we provide VoIP services for all home users. This product is called Sifytalk and is a PC 2 Phone prepaid product. By using the prepaid pack, the user will be able to make international calls from his PC to any international destinations. The user can use sifytalk by connecting to any broadband connection.
               Broadband/High Speed Internet to Home: We believe that the Sify Broadband Business Model, over the past few years, has emerged as the most unique and cost-efficient model for scaling up broadband across the country. It leverages the brand, marketing and technical abilities of Sify as an ISP and the strengths of cable operators in having right of way and the network required to connect customers at a marginal cost. We have also launched an internet pack called “Nights unlimited” for internet access, which provides unlimited download during the night time, i.e, from 10.00 P.M to 08.00 A.M to the user.
               We believe that the combination of wireless to cable operator and cable to home services will enable us to successful operate as a broadband operator. We believe that our current biggest strength as a broadband operator lies in our marketing. We have built our reputation through our focused and targeted investment and business development strategy. Due to our relations with cable operators, we can utilize our substantial network available to provide our service on cable networks.
               Innovation at Sify is a continuous process and coupled with customer focus, we have dedicated the entire power and control to our valued subscribers by introducing “Direct Renewal Facility”, which allows a Sify broadband subscriber to renew his connection at anytime of the day or night from the comfort of his home. Users whose validity has expired or pack amount is not available can login and re-charge their account. The subscriber gets full freedom to recharge according to the needs, convenience and at any time of the day-the recharge amount can be paid conveniently within three days from the time of recharge.. Based on Voice over Internet Protocol, this facility will be available to Sify Broadband subscribers as a Closed User Group service.
               Our Internet access services division accounted for approximately 33.89%, 25.72 % and 18.30 % of our revenues in fiscal years 2007, 2008 and 2009 respectively.
               Online Portal Services
               We operate online portals, including India’s first broadband content portal, www.sifymax.in, and a group of websites under www.sify.com and an NRI portal, www.samachar.com, that function as principal entry points and gateways for accessing the Internet by providing useful web-related services and links. We also offer related content sites specifically tailored to Indian interests worldwide in five local Indian languages. Our portal sites, www.sifmax.in and sify.com, are designed to be the initial launch screen for all of our SifyOnline customers and e-port users.
               Sify.com provides a gateway to the Internet by offering communication and search tools such as email in 11 languages, messaging, chat, blogs, e-greetings and search engine to classifieds, jobs, travel, online portfolio management and channels for personal finance, astrology, lifestyle, shopping, movies, sports and news. It has been designed to address a wide audience, incorporating world class design and usability. The finance portal www.walletwatch.com covers the entire spectrum of equity markets, business news, insurance, mutual funds, loans and a host of paid and free financial services. The sports channel www.khel.com covers the entire gamut of Indian and international sports with special focus on cricket. The food channel www.bawarchi.com focuses on Indian recipes and cooking and is especially popular among Non-resident Indians (NRIs) audiences with over 90% of its content being user generated. The community tools in Sify.com include discussion boards, blogs and groups.
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

               We believe that NRIs, or non-resident Indians, have greater ease of access to the internet than Indians residing domestically. Our NRI news portal, www.samachar.com, focuses on Indian news and allows NRIs to stay connected to India by aggregating news from across all popular newspapers and other news portals. This portal provides a range of news in English and five Indian languages, entertainment and services, including money transfer and gifting, that help millions of NRIs. We also launched our NRI Finance site to cater to increasing financial needs of the NRI community.
               Sifymall.in, the online shopping mall, stocks products from India’s leading brands and products. We believe that it offers competitive prices and a secure and convenient method of payment. Users can buy using their credit or debit card, pay cash on delivery or send a check.
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
               Our online portal services division accounted for approximately 4.82%, 3.51%, and 2.86 % respectively, of our revenues in fiscal years 2007,2008 and 2009 respectively. The decrease in revenue from portal services is on account of drop in corporate orders and mobile business operations due to lower margin as well as high operational costs.
Corporate Customers
               We have established a diversified base of corporate customers in a variety of data intensive industries, including information technology enabled services (ITES), banking financial services and Insurance (BFSI), publishing, retail, pharmaceuticals and manufacturing. Our corporate customer base has grown to over 2,380 customers. The increased scope of the services we offer, particularly the provision of broadband services to our existing customers and International IPVPN services along with the increased reach of our network, has increased our market base.
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
Sales and Marketing
               Corporate Offerings. The principal focus of our sales and marketing staff is to acquire new customers and maintain cordial relationship with the existing corporate customers. We seek to penetrate this market through trade publication ads, industry trade shows and seminars for the benefit of industry associations and potential customers. As of March 31, 2009, we had 505 employees dedicated to sales and marketing exclusively for our corporate offerings.
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
Technology and Network Infrastructure
               We operate a national internet protocol private data network with 547 points of presence serving more than 500 cities and towns across India. We operate our network facilities and customer service operations, which gives us greater control over the utilization and quality of our network. We have designed and built our network using advanced technologies and equipment which will enable us to continue to expand the geographic range of our network, integrate improved data processing technologies and enhance speed and capacity with little or no disruption to our customers.

               Geographic Coverage. Through our national network of points of presence, our business and consumer Internet access customers are able to access the Internet markets in India via local leased lines or a local phone call on dial-up or through our cybercafé chain or wireless. We have 547 points of presence, or POPs. These points of presence, or primary nodes, reside at the core of a larger Internet protocol network with a partially meshed topology architecture. We have additional points of presence, or secondary nodes/base stations, in other towns and cities. Each point of presence contains data communications equipment housed in a secure facility owned, leased or operated on an infrastructure co-location basis by our company located near a Bharat Sanchar Nigam Limited (BSNL), Mahanagar Telephone Nigam Limited (MTNL) or private basic service operator (BSO) telephone switching station. Most points of presence contain a modem bank which receives and aggregates incoming calls from customers who access our system by modem connection through a local call on the public telephone system, and then switches and routers aggregating broadband subscribers on wireless and fiber. The last mile of the Internet could be a leased line, ISDN or point-to-multipoint radio link in the 5.7, 2.5 or 3.3 gigahertz range which we have licensed from the Wireless Planning Commission. We also use 2.4 ghz radios, which do not require an operating license, in some locations. Our larger corporate customers access the point of presence directly through leased lines or wireless links.
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
               Data Centre Infrastructure. We operate three level 4 Internet Data Centres, two in Mumbai, one each at Chennai and Bangalore. Sify offers managed hosting, security and infrastructure management services from these facilities.
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
               Internet Access Services. During the last few years, BSNL and MTNL, the leading government owned telecom providers, have grown their dial-up businesses significantly by bundling their Internet services with basic telephony services. While the dial-up segment will grow, we expect the market for broadband Internet services to grow more rapidly in the future due to additional telecom providers emerging as competitors. We expect the market for consumer Internet access to remain extremely price competitive as late market entrants attempt to acquire customers.
               There is no single significant competitor in the cybercafé space. Reliance Infocomm, a member of the Reliance group, has more than 225 “webworlds”, Currently, the market is highly fragmented and dominated by individual entrepreneurs who own Internet cafés, with a few personal computers connected to the Internet through a leased line or ISDN line. With considerably lower overheads, these individuals are able to offer Internet access at lower rates. We compete by offering faster browsing speeds, improved overall ambience at our e-ports, convenient billing systems and roaming facilities.
               Online Portal Services. There are several other companies in India that have developed websites, including rediff.com which completed its initial public offering in the United States in June 2000. The market is dominated by Sify.com, Rediff.com, Indiatimes.com, Yahoo.co.in, MSN.co.in and Google.com. Most of the services offered on these portals are similar with very little differentiation. Google established an office in India and began operations in 2005.
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
Intellectual Property
               Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We have filed a number of trademark and service mark applications in India for registering our product and service offerings.
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

Government Regulation
               Our business is subject to comprehensive regulation by the Ministry of Communications through the Telecom Commission and the DoT, pursuant to the provisions of the Indian Telegraph Act of 1885, or Telegraph Act, the India Wireless Telegraphy Act, 1933, or Wireless Act, the Information Technology Act, 2000 or IT Act and the terms of our Internet service provider license issued by the DoT under which we operate. Pursuant to the Telegraph Act, the provision of any telecommunications services in India requires a license from the Government of India, obtained through the DoT. While the Telegraph Act sets the legal framework for regulation of the telecommunications sector and the Wireless Act regulates the possession of wireless telegraphy equipment, much of the supervision and regulation of our company is implemented more informally through the general administrative powers of the DoT, including those reserved to the DoT and other governmental agencies under our license.
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
     In December 2004, the Government of India through DOT imposed new requirements on Internet Service Providers wishing to offer Internet Protocol — Virtual Private Network (IP-VPN) services. Consequently, we applied for permission to offer IP-VPN services, and the DOT, Government of India issued a letter of intent to us on December 30, 2004 regarding amendment of our existing ISP license to include provision of IP-VPN services. In January 2005, we paid a Rs.100 million onetime entry fee and submitted a financial bank guarantee of Rs.10 million as required by the letter of intent.

               On November 10, 2005, the GOI issued guidelines for obtaining National Long Distance (“NLD”) and International Long Distance (“ILD”) licenses including the terms and conditions for the licenses. These guidelines eliminated the IP-VPN license, entitling the Company to a full refund of the Rs.100 million entry fee, and permitting existing IP-VPN license holders to migrate to the NLD and ILD service licenses effective January 1, 2006.
               As the NLD and ILD licenses were under the regime of Department of Telecommunications, the notification of the GOI dated 7 November 2005 was required to be complied with to obtain NLD and ILD licenses. The primary condition set out in the notification among other conditions was that, the total composite foreign holding by the applicant should not exceed 74%. Given that the foreign shareholding in Sify was higher than the aforesaid threshold limit, Sify Communications Limited (erstwhile subsidiary) decided to obtain the NLD and ILD licenses in its name and made necessary applications in this regard. To facilitate this, Sify divested its stake in Sify Communications Limited (erstwhile subsidiary) to the extent of 26% of its holding in Sify Communications Limited (erstwhile subsidiary), or 4.680 million shares, to Infinity Satcom Universal, a related party, for a sale consideration of Rs.139,810 during the quarter ended December 31, 2005. Infinity Satcom Universal, a company incorporated under the laws of India, is owned by Ananda Raju Vegesna, who is the brother of Raju Vegesna, Chairman of Sify’s Board of Directors and the principal of Infinity Capital Ventures, LP (“Infinity Capital”).
               On November 21, 2006, Sify Communications Limited(erstwhile subsidiary) executed two License Agreements with GOI, for NLD and ILD services respectively, which enabled Sify Communications Limited (erstwhile subsidiary) to provide IP-VPN services. Accordingly, the Company transferred its IP VPN business to Sify Communications Limited (erstwhile subsidiary) effective November 22, 2006 and the latter commenced the said services on the same day. Sify Communications Limited(erstwhile subsidiary) also furnished bank guarantees for Rs.200,000 each for NLD and ILD licenses to GOI. These licenses are valid for an initial period of 20 years and can be renewed for another 10 years at one time, upon request of the licensee made during the 19th year of license.
               Pursuant to the Shareholders approval at the meeting held on 12th February, 2009 which was convened as per the Orders of the Honorable High Court of Judicature at Madras (Court) and its Order in Company Petition Nos.30 and 31 of 2009 on 26th June 2009 sanctioning the Amalgamation Scheme, the assets and liabilities of Sify Communications Limited, whose principal business was providing digital certificate based authentication services for web sites, Corporates / individuals and consultancy services to Companies / Firms intending to set-up security systems for e-commerce transactions, were transferred to and vested in the Company with effect from the appointed date viz. 1st April 2008 in accordance with the Amalgamation Scheme so sanctioned. Effective upon the merger,NLD and ILD licenses of Sify Communications Limited (erstwhile subsidiary) have been transferred to the Company to provide IP-VPN services. Consequent to merger Infinity Capital and Infinity Satcom Universal Private Limited hold 26.06% and 27.24% of outstanding equity shares respectively. This has resulted in resident share holding of 27.24% post merger.
Organizational Structure
               We are not part of any group. A list of subsidiaries and relevant information about them is provided in Exhibit 8.1 to this Annual Report on Form 20-F.
Property, Plant and Equipment
               We own approximately 100,000 square feet corporate headquarters located in Chennai (Madras), India and an approximately 20,000 square feet regional office in Mumbai (Bombay). We have taken on lease approximately 3,500 square feet network operations center in Chennai, a 20,000 square feet data center in Vashi, Mumbai, 31,750 square feet data center in Airoli and a 6,000 square feet office space in Prabhadevi, Mumbai. Our Chennai facility houses our central network servers as well as our network staff which monitors network traffic, service quality and equipment at all our points of presence, or POPs, to ensure a reliable Internet service. We have POPs in 500 towns/cities across India. Most of our POPs are staffed 24-hours-a-day, seven-days-a-week. Our POPs average approximately 750 square feet at each location. We have backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability. Our property, plant and equipment is pledged towards obtaining loans / working capital facilities from banks.
Item 4A. Unresolved Staff Comments
               None.

Item 5. Operating and Financial Review and Prospects
               The financial statements of the Company included in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board. The information set forth in Operating and Financial Review and Prospects is also for the Company’s three recent fiscal years. The discussion, analysis and information presented in this section should be read in conjunction with our financial statements included herein and the notes thereto.
Operating Results
               This information is set forth under the caption entitled ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’ below and is incorporated herein by reference. Further, information relating to any governmental, economic policies or other factors which have materially affected, or could materially affect, directly or indirectly, the companies operations is set forth under the caption entitled ‘Risk Factors ’ above.
Liquidity and Capital Resources
               This information is set forth under the caption entitled ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’ below and is incorporated herein by reference.
Research and Development
               This information is set forth under the caption entitled ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’ below and is incorporated herein by reference.
Trend Information
               This information is set forth under the caption entitled ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’ below and is incorporated herein by reference.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
               We are a leading Internet service provider engaged in Internet, Networking and e-Commerce services. We provide integrated end-to-end solutions for both corporates and consumers, with a range of products and services delivered over a common Internet backbone infrastructure, such as, Internet, connectivity, security and consulting, hosting and managed service solutions; Internet access services to homes and through cyber cafés; Online portal services and content offerings; web services , mass market products , e-learning software and infrastructure management services. Our clients rely on our solutions/products to enhance their business performance and/or secure their information systems.
               Our professionals deliver high quality solutions by leveraging our delivery model through which we divide projects into components that we execute simultaneously at client sites and at our development centers in India . We seek to optimize our cost structure by maintaining the flexibility to execute project components where it is most cost effective. Our sales, marketing and business development teams are organized to focus on specific regions and market segments and this helps us to customize our service offerings to our client’s needs. Our primary markets are India and to a limited extent in US. We serve clients in financial services, manufacturing, telecommunications, retail, utilities, logistics and other industries.

Corporate network/data services
               The demand for services / products of our corporate network/data services division has reduced during the second half of fiscal 2009 due to the economic slow down and the same trend is likely to continue during the current fiscal unless the recession is reversed. The bandwidth cost has reduced substantially during the period under review and the same trend is expected for current fiscal. We have launched our NLD/ILD voice services in August 2008 and this stream has the potential to provide a sizable momentum to our business. The opening of our new data centre in Mumbai (Airoli) has facilitated us to enhance our position in the market. The reduction in bandwidth prices in India has led us to revise bandwidth rates to our connectivity clients during the period under review and this trend is likely to continue in future . The reduced IT spending by our Corporate clients for connectivity business has impacted our revenue stream of hardware/software sales during the period under review. We may encounter excessive pressure from our Corporate clients for price reduction in the current fiscal . Certain of our Hosting services clients may opt out for outsourcing arrangements to reduce their costs and if this happens, our business may be affected.
Internet access services
               Broadband business has been impacted due to severe competition from the existing operators. The customer base is coming down. We have reduced our prices for our products and will continue to reduce further to reflect the prevailing prices.
               There are changes in the regulatory environment. The Government is introducing stringent KYC(Know Your Customer) norms on cybercafé users. The overall number of Cybercafe’s has declined in India due to regulatory norms, higher rental costs for the cybercafés run by the franchisees and the migration of cybercafe users to Home Broadband.
Online portal services and content offerings
               The last quarter of the fiscal 2009 has been a lean period for subscription based products such as mobile and domain registration and this trend is likely to continue during the current fiscal. The business is shrinking due to high competition and economic slowdown. Clicks to Matrimony, Job and real estate websites have come down during the period under review and this trend may be repeated unless the slowdown is reversed.
Other services-Infrastructure Management Services
               Market opportunity for remote infrastructure management services is growing. We wish to capitalize this trend by evaluating our pricing and engagement models
Other services-eLearning Services
               As the business environment continues to be challenging in the International markets, there will be pricing pressures on pricing from customers and this will also be driven by competition. On going Research & Development efforts are underway to develop new learning products. We have introduced a learning infrastructure proposition on a Services model .While the underlying need for eLearning products and services remains strong, there will be cutbacks and pressure on Customer learning budgets. Our large customers such as Microsoft, GE, NetApps and DELL have experienced contraction in their business due to global economic slowdown during the period under review and this trend is likely to continue further. To compensate the business loss from such customers, we are adopting a new strategy of expanding our client base through new verticals, segments and geographies, while improving cost efficiency with Business Process Knowledge Management .
               There are numerous risks and challenges affecting the business. These risks and challenges are discussed in detail in the section entitled ‘Risk Factors’ and elsewhere in this Annual Report on Form 20-F.
               As of March 31, 2009, we had 2,279 employees, as compared to approximately 2,397 employees as at March 31, 2008.
Revenues
               Corporate network/data services
               Our corporate network/data services revenues primarily include revenue from sale of hardware and software purchased from third party vendors, connectivity services revenue and, to a lesser extent, revenues from the installation of the connectivity link and other ancillary services, such as e-mail, document management and domain registration. Generally, these elements are sold as a package consisting of all or some of the elements. We sell hardware and software purchased from third party vendors to our high value corporate clients. Our connectivity services include IPVPN services, Internet connectivity, last mile connectivity (predominantly through wireless), messaging services, security services and web hosting for businesses. We provide these services for a fixed period of time at a fixed rate regardless of usage, with the rate for the services determined based on the type of service provided, scope of the engagement and the Service Level Agreement, or SLA. Our web hosting service revenues are primarily generated from co-location services and connectivity services. Our security services revenues include revenue from consulting services, vulnerability assessment and penetration testing. We provide NLD (National Long Distance) and ILD (International Long Distance) services and carry voice traffic for Inter-connect Operators. Revenue is recognized based upon metered call units of voice traffic terminated on the Company’s network.
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
               Other services
               Other services include revenue from e-learning. We develop and upload content for e-learning to facilitate web-based learning in various organizations. We provide e-learning services on time-and-materials or on a fixed-price basis.
               In Note 34 to our Consolidated Financial Statements in this Annual Report on Form 20-F, we provide supplemental segment data, which provides separate revenue and operating income (loss) information for each of these business segments. This information is available in Item 18 — Financial Statements of this Annual Report on Form 20-F and is incorporated herein by reference.
Expenses
               Cost of goods sold and services rendered
               Corporate network/data services
               Cost of goods sold and services rendered for the corporate network/data services division consists of telecommunications costs necessary to provide services, customer support costs, cost of goods in respect of communication hardware and security services sold,the cost of providing network operations, the cost of voice termination for NLD/ILD voice services, the cost of voice termination for VoIP services and other costs. Telecommunications costs include the costs of international bandwidth procured from Tata Teleservices and satellite gateway providers and are required for access to the Internet, providing local telephone lines to our points of presence, the costs of using third-party networks pursuant to service agreements, leased line costs and costs towards spectrum fees payable to Wireless Planning Commission, or WPC, for provision of spectrum in the 5.7 GHz range to enable connectivity to be provided on the wireless mode for the last mile. Other costs include cost incurred towards Annual Maintenance Contract (AMC), cost of installation in connectivity business, cost incurred in providing Hosting services, and Document Management Services (DMS) cost for application services. In addition, the Government of India had imposed an annual license fee of 6% of the adjusted gross revenue generated from the provision of IPVPN services under our ISP license for the period January 11, 2005 to December 31, 2005 and 6% of the adjusted gross revenue for the period from January 1, 2006 for incomes generated from IPVPN business.

               Internet access services
               Cost of goods sold and services rendered for the Internet access services division consists primarily of recurring telecommunications costs necessary to provide service to subscribers, direct costs paid to franchisees for running the e-ports and to cable television operators for providing Internet services through cable to customers, the cost of goods sold and services rendered share paid to franchisees and cable television operators, voice termination charges for VoIP services. The Government of India also has imposed an annual license fee of 6% of the adjusted gross revenue from the provision of VoIP services for the period January 11, 2005 to December 31, 2005 and 6% of the adjusted gross revenue of the VoIP from January 1, 2006 onwards. Another recurring cost included in cost of goods sold and services rendered is the personnel and related operating expenses associated with customer support and network operations.
               Online portal services and content offerings
               Cost of goods sold and services rendered for the online portal services and content offerings division includes the cost of procuring and managing content for the websites and cost of ringtones downloaded by using our mobile telephone short code 54545 and the cost of bandwidth used for online portal services.
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
               Impairment
               The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, the recoverable amount is estimated each year at 31 December.
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”). The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination. Corporate assets for the purpose of impairment testing are allocated to the cash generating units on a reasonable and consistent basis.
An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit or group of units on a pro rata basis.
               Inventories comprising traded hardware and software are measured at the lower of cost (determined using first-in first-out principle) and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.
               Deferred tax is recognised using the balance sheet method, providing for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and associates to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognised for taxable temporary differences arising on the initial recognition of goodwill, as the same is not deductible for tax purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.
A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
               Stock compensation expense
               A total of 5.73 million equity shares are reserved for issuance under our Associate Stock Option Plans (ASOPs). As of March 31, 2009, we had outstanding an aggregate of 1,211,900, options (net of 160,167 options forfeited by employees) under our ASOP with a weighted average exercise price equal to approximately Rs.152.51 ($2.99) per equity share. The unamortized stock compensation expense related to these grants amounted to Rs.55.84 million as of March 31, 2009.
Results of Operations
     The following table sets forth certain financial information as a percentage of revenues:

	Fiscal
	2009	2008	2007
	%	%	%
Revenues	100	100	100
Cost of goods sold and services rendered	58.64	56.92	53.95
Other income/(expense)	1.44	0.76	1.22
Selling, general and administrative expenses	45.65	40.53	38.46
Depreciation and amortization expenses	8.34	6.57	8.51
Operating profit/(Loss)	(11.19)	(3.25)	0.28
Finance Income / (expense)
Finance income	1.99	2.69	2.83
Finance expenses	(4.08)	(0.96)	0.47
Net finance income/(Loss)	(2.09)	1.73	2.36
Share of profit of equity accounted investee	1.04	3.01	1.12
Profit before tax	(12.24)	1.49	3.76
Income tax (expense)/ benefit	(1.57)	1.06	1.21
Net profit/(loss)	(13.81)	0.42	4.98

Results of year ended March 31, 2009 compared to year ended March 31, 2008
               Revenues. We recognized Rs.6,162.16 million ($120.94 million) in revenues for the year ended March 31, 2009, as compared to Rs.6,006.22 million for the year ended March 31, 2008, representing an increase of Rs.155.94 million ($3.06 million), or 2.59%.
               The revenues generated by our corporate network/data services businesses increased by Rs.483.10 million ($9.48 million), or 12.64%, from Rs.3,822.11 million for the year ended March 31, 2008 to Rs.4,305.21 million for the year ended March 31,2009. The increase is attributable to increases in (i) Voice services revenues of Rs.247.26 million ($4.85 million) due to new business, (ii) Hosting services revenues of Rs.137.50 million ($2.69 million) as a result of acquisition of new contracts and capacities sold from new data center, (iii) connectivity revenues of Rs.119.53 million ($2.34 million) due to increase in the sales from new and existing customers, including, (iv) Application services revenues of Rs.41.13 million ($ 0.80 million) primarily due to increased focus in DMS business ,(v) Digital certification services revenues of Rs.14.33 million ($ 0.28 million) due to addition of new clients and renewal of repeat orders from the existing clients and (vi) other services revenues of Rs.3.06 million ($0.06 million). The above increase is offset by a decrease in revenues from Hardware/Software sales of Rs.79.71 million ($1.56 million) caused by absence of bundled contract orders during the year under review.
               Revenue from Consumer One services comprising of Internet Access services and Online Portal services, has decreased by Rs 450.48 million ($8.84 million) or 25.62 % from Rs 1,755.99 million for the year ended March 31, 2008 to Rs 1,305.51

`

million for the year ended March 31, 2009. This is caused by a drop of Rs 417.04 million ($8.18 million) or 26.99 % in the revenue from our Internet Access services and by Rs.33.44 million ($0.65 million) or 15.87 % in revenue from Portal services.
               Our Internet Access services accounted for Rs.1,128.18 million ($22.14 million) of revenues for the year ended March 31, 2009, as compared to Rs.1,545.23 million for the year ended March 31, 2008, representing a decrease of Rs.417.04 million ($8.18 million), or 26.99% Such decrease is primarily on account of (i) decrease of Rs.163.25 million ($3.20 million) in broadband services revenues due to decrease in subscribers (ii) decrease of Rs.190.48 million ($3.73 million) in cybercafe revenues due to closure of active cybercafés caused by unexpected rent increases in the current year incurred by the franchisees for cybercafe premises and economic slow down ,(iii) decrease of Rs.49.70 million ($0.97 million) in voice revenues due to price reductions offered to our customers to retain the existing customers and/or attract new customers to combat competition and (iv) decrease of Rs.13.61million ($ 0.26 million) from Internet Access other services .
               During the course of the year, the number of active cybercafés decreased from 2,165 to 1,791 as of March 31, 2009. The subscribers of the high speed Internet access to homes decreased by 24.65 % during the year, from 218,000 as of March 31, 2008 to 165,000 as of March 31, 2009. The cybercafés are owned and operated by the franchisees. The franchisee procures the retail space, invests in furniture, interior decor, personal computers, point of sale signage and employs/trains the staff. The franchisee is responsible for the maintenance of the premises and interface with customers. Sify provides the complete back-end support, including bandwidth, the authentication / usage engine and the billing / collection system. Sify has discretion in establishing prices and determines the service specifications. Sify also reserves the right to make any change, alteration, modification in the services, business exploitation model, revenue generation, models, charges, policies, specifications etc at its sole discretion and the same is binding on the franchisee. Under the terms of the agreement, Sify is required to pay a commission at approximately 70% of the revenue generated by the franchisees from internet usage at cybercafés. The revenue earned from internet usage at cybercafés is recognized based on usage by the customer on a gross basis with the corresponding commission being recorded as an expense. The aforesaid revenue recognition policy is based on the principles set out in IAS 18 “Revenue”.
               Our Online portal and content offerings division accounted for Rs.177.33 million ($3.48 million) of revenues for the year ended March 31, 2009, as compared to Rs.210.77 million for the year ended March 31, 2008, representing a decrease of Rs.33.44 million ($0.65 million), or 15.87%. This decrease was on account of (i) a drop by Rs.26.44 million ($0.51 million) caused by reduction in corporate orders and (ii) a decrease of Rs.7.00 million ($0.14 million) in revenues from travel services caused by depressed aviation market for air traffic between US and India as well as on account of increased competition from the existing operators.
               Corporate orders operate with small profit margins and large number of orders are required. Due to the slowdown in the economic environment, the margins on some of the orders were becoming unattractive. Management opted out of such orders resulting in lower volumes. The revenue from corporate orders decreased by Rs 26.44 million as compared to the previous year and did not have a material effect on the Company’s revenues.
               Revenues from our other businesses increased by Rs.123.33 million ($2.42 million) from Rs 428.12 million for the year ended March 31, 2008 to Rs 551.45 million ($10.82 million), or 28.81 % for the year ended March 31, 2009. This is driven by Rs 74.14 million ($1.45 million) or 43.34 % increase in the revenue from our IMS services and Rs.49.19 million ($ 0.96 million) or 19.14 % increase in the revenue from our E-learning services. These increases are attributed to new projects and high volume of the business from the existing customers.
               Other income. Other income was Rs.89.10 million ($1.74 million) for the year ended March 31, 2009, compared to Rs.46.15 million for the year ended March 31,2008, representing an increase of Rs.42.95 million ($0.84 million), or 93.06%. Other income primarily comprises of income derived from duty credit entitlements under the “Served from India Scheme” (issued by the Government of India) in respect of the foreign exchange earnings from export of services. Increase in duty credit entitlement is primarily on account of increase in export revenues during the current year as compared to the previous year ended March 31, 2008.
               Cost of goods sold and services rendered. Cost of goods sold and services rendered was Rs.3,613.35 million ($70.91 million) for the year ended March 31, 2009, compared to Rs. 3,419.12 million for the year ended March 31, 2008, representing an increase of Rs.194.23 million ($3.81 million), or 5.68%. This increase was due to (i) a Rs.156.78 million ($3.07 million) increase in bandwidth costs, (ii) a Rs.180.66 million ($3.54 million) increase in directly attributable personnel costs to the technology , (iii) a Rs.11.06 million ($0.21 million) increase in revenue share paid to TRAI .These increases have been partly offset by a decrease of Rs.154.27 million ($ 3.02 million) in other costs.
               The cost of goods sold and services rendered by our corporate network / data services increased by Rs.258.91 million ($5.08 million) from Rs.2,062.92 million for the year ended March 31,2008 to Rs.2,321.83 million ($45.57 million) for the year ended March 31, 2009, representing an increase of 12.55%, on account of (i) increase of Rs.156.92 million ($3.07 million) in carrier cost and interconnect charges due to increase in volume of business (ii) increase of Rs. 75.50 million($1.48 million) in bandwidth costs due to increase in usage, (iii) increase of Rs.126.22 million($2.47 million) in the employee cost due to increase in the number of employees deployed for domestic projects,(iv) increase of Rs.16.55 million ($0.32 million) in the revenue share paid to TRAI,(v) increase of Rs.44.12 million($0.86 million) in the cost of software due to proportional increase in the sales of Sify secure, (vi) increase of Rs.11.01 million ($0.21 million) in the cost of hardware due to proportional increase in the sales of application services , (vii) increase of Rs.10.65 million($0.20 million) in the royalty amount paid to Verisign due to increase in business and (viii) increase of Rs.2.75 million($0.05 million) in the cost of site development . These increases have been offset by a decrease of (a) Rs. 119.42 million ($2.34 million) in the cost of hardware purchased for connectivity business due to slump in the business, (b) Rs.32.07 million($0.62 million) in the cost of safedox ( a tool to secure data) purchased due to reduced market requirements, (c) Rs.18.51 million($0.36 million) in the revenue share paid to Power Grid Corporation of India Limited (PGCIL) due to reduction in the business (d) Rs.2.72 million($0.05 million) in the cost of hardware incurred towards hosting business and (e) Rs. 12.09 million($0.23 million) from others.
               The cost of goods sold and services rendered for our corporate Internet Access services decreased from Rs.1,038.10 million for the year ended March 31,2008 to Rs.969.64 million ($19.03 million) for the year ended March 31, 2009, representing a decrease of Rs.68.46 million($1.34 million) or 6.59%, due to a decrease of (i) Rs.162.93 million($3.19 million) in the cost of revenue share paid to CTOs due to reduction in business from Cable Television Operators (CTOs) ,(ii) Rs.3.16 million($0.06 million) in the cost of revenue share paid to TRAI on account of reduction in the volume of business , (iii) Rs.15.22 million($0.29 million) in the line maintenance charges due to reduction in tele-centers for whom Line Maintenance Charges are paid for the connection and maintenance of last mile, (iv) Rs.12.74 million($0.25 million) in the Voice termination costs due to a drop in the Voice revenues, and (v) Rs.7.24 million($0.14 million) in the revenue share paid to Games business due to drop in Gaming revenue. These decreases have been offset by an increase of (a) Rs.57.43 million ($1.12 million) in the technology man power resources ,(b) Rs.72.31 million($1.41 million) in bandwidth cost and (c) Rs.3.09 million (0.06 million) in other costs.
               The cost of goods sold and services rendered for our portal business decreased by Rs.47.84 million($0.93 million) from Rs.121.00 million for the year ended March 31, 2008 to Rs.73.16 million ($1.43 million) for the year ended March 31, 2009, representing a decrease 39.53%, due to a decrease of (i) Rs.18.45 million($0.36 million) in cost of vouchers sold on account of a drop in corporate orders, (ii) Rs.25.04 million($0.49 million) in the content costs due to contents sourced at lower costs from various sources (iii) Rs.0.68 million ($0.01 million) in the cost of payment gateways due to processing of lesser number of transactions caused by business reduction , (iv) Rs.0.68 million(0.01 million) in bandwidth cost due to reduction in business and (v) Rs.2.99 million ($0.05 million)in man power resources.
               The cost of goods sold and services rendered for other services increased by Rs.51.62 million($1.01 million) from Rs.197.10 million for the year ended March 31,2008 to Rs.248.72 million($4.88 million) for the year ended March 31, 2009, representing an increase 26.16%, due to increase of (i) Rs.42.39 million($0.83 million) in cost of direct associates due to additional employees deployed for project in IMS revenue stream,(ii) Rs.12.31 million($0.24 million) in cost of direct associates due to additional employees deployed for e-learning projects. This increase has been impacted by a decrease of Rs.3.08 million ($0.06 million) in other costs.
               Selling, general and administrative expenses: Selling, general and administrative expenses were Rs.2,813.42 million ($55.21 million) for the year ended March 31, 2009, compared to Rs.2,434.72 million for the year ended March 31, 2008, representing an increase of Rs. 378.70 million($7.43 million) or 15.55%. The increase is primarily on account of increase in (a) manpower costs by Rs. 178.26 million($3.49 million) due to annual wage increases given to the employees (b) facilities and other indirect expenses by Rs. 131.06 million($2.57 million) due to increase in number of offices and increase in rent and maintenance charges for the existing offices, (c) Operating costs by Rs. 124.43 million($2.44 million) on account of an increase in the size of operations in Network and DC services (d) marketing expenses by Rs 76.49 million($1.50 million) on account of enlarged marketing efforts undertaken in connection with brand logo change and (e) Rs.28.74 million($0.56 million) in other costs. This increase is partially offset by a reduction of (i) Rs.36.00 million($0.70 million) in legal expenses , (ii) Rs.5.67 million($0.11 million) in selling expenses, (iii) Rs.23.62 million($0.46 million) in contracts payments ,(iv) Rs.54.33 million($1.06 million) foreign exchange loss on account of covering of forward contracts caused by significant rupee depreciation,(v) Rs.40.65 million($0.80 million) in provision for doubtful debts.
               Depreciation and Amortization expenses: Depreciation and amortization expenses were Rs.498.87 million($9.79 million) for the year ended March 31,2009, compared to Rs.394.34 million for the year ended March 31,2008, representing an increase of Rs.104.53 million ($2.05 million), or (26.50%). The increase is attributable to an increase of Rs.97.00 million ($1.90 million) in depreciation due to addition of fixed assets as well as an increase of Rs.7.53 million ($0.15 million) in amortization expense due to addition of system software.

          Impairment loss: The Company has performed impairment test with respect to goodwill relating to Globe Travels business consequent to which, a Rs. 15.20 million ($0.3 million) impairment charge was recorded during the year.
          Net finance income. The net finance loss was Rs.129.09 million ($2.53 million)for the year ended March 31, 2009, compared to an income of Rs.104.10 million for the year ended March 31, 2008, representing a decrease of Rs.233.19 million ($4.57 million), or (224.00%). The finance income was Rs.122.57 million($2.40 million) for the year ended March 31, 2009, compared to Rs.161.78 million for the year ended March 31,2008, representing a decrease of Rs.39.21 million($0.76 million) caused by a decrease in the interest income on bank deposits on account of closure for such deposits. The finance expense was Rs.251.66 million ($4.93 million) for the year ended March 31, 2009, compared to Rs.57.68 million for the year ended March 31, 2008, representing an increase of Rs.193.98 million ($3.80 million) caused by an increase Rs.193.56 million ($3.79 million) in bank charges on account of increased borrowings, including demand loans against the deposits, fund based working capital facilities and non-fund based limits and a decrease of Rs.0.42 million in interest paid towards finance leases.
          Share of profit of investment in associate. The share of profit of investment in associate was Rs.64.09 million($1.26 million) for the year ended March 31, 2009, compared to Rs.181.12 million for the year ended March 31,2008, representing a decrease of Rs. 117.03 million ($2.30 million), or 64.61%. The decrease was due to poor financial performance of MF Global Sify Securities India Private Limited caused by sluggish stock market conditions.
          Income tax expense. The income tax expense was Rs.97.05 million($1.90 million) for the year ended March 31, 2009, compared to Rs. 63.97 million for the year ended March 31, 2008. The income tax expense represents the current tax and utilization of deferred tax assets created in respect of the carry forward business loss of Sify Communications Limited (erstwhile subsidiary) relating to previous years. This utilization was due to the taxable profits earned by the erstwhile subsidiary.
          Profit. The net loss for fiscal 2009 is Rs.851.63 million($16.71 million) compared to a net profit of Rs.25.44 million for fiscal 2008 and is attributable to (i) an increase of Rs.378.70 million($7.43 million) in selling, general and administrative expenses, (ii) an increase of Rs. 119.83 million($2.35 million) in depreciation/amortization/impairment expenses, (iii) a decrease of Rs.233.19 million($4.57 million) from net finance income , (iv) a decrease of Rs.117.04 million($2.30 million) from the share of profit of equity accounted investee and (v) an increase of Rs.33.08 million ($0.64 million) in income tax expense.
Results of year ended March 31, 2008 compared to year ended March 31, 2007
          Revenues. We recognized Rs.6,006.22 million ($150.08 million) in revenues for the year ended March 31, 2008, as compared to Rs.5,447.35 million for the year ended March 31, 2007, representing an increase of Rs.558.87 million, or 10.26%.
          The revenues generated by our corporate network/data services businesses increased by Rs.799.83 million, or 26.46%, from Rs.3,022.28 million for the year ended March 31, 2007 to Rs.3,822.11 million for the year ended March 31,2008. The increase is attributable to increases in (i) connectivity revenues of Rs.258.77 million due to increase in the sales from new and existing customers, including Oriental Insurance Corporation Limited (OICL), ICICI, and Bajaj Allianz; (ii) hardware and software sales of Rs.279.96 million owing to high value orders from corporate clients, including from OICL; (iii) Hosting services revenues of Rs.106.37 million as a result of acquisition of high value contracts including from AT&T and Futura Groups; (iv) Voice services revenues of Rs.100.85 million due to high value contracts including from Sutherland and Cognizant Technology Solutions (CTS); (v) Application services revenues of Rs.77.20 due to increased focus in DMS business as well as a large order secured in Forum and (vi) other services revenues of Rs.11.20 million, which offset a decrease in revenues from assurance services of Rs.34.52 million caused by loss of projects executed by Sify Assure. We currently have more than 2,380 corporate customers of our connectivity services.
          Revenue from Consumer One services comprising of Internet Access services and Online Portal services, has decreased by Rs 353.33 million or 16.75 % from Rs 2,109.32 million for the year ended March 31, 2007 to Rs 1,755.99 million for the year ended March 31, 2008. The revenues from Internet access services decreased from Rs.1,846.42 million for the year ended March 31, 2007 to Rs.1,545.23 million for the year ended March 31, 2008. The decrease was Rs.301.19 million, or 16.31%, over the previous year. The decrease was as a result of decreases in (i) dial-up revenues of Rs.76.40 million due to change over of most of the customers from dial-up facilities to broadband services, (ii) cyber cafe revenues of Rs.135.57 million, due to unexpected rent increases on the cybercafe premises, (iii) voice revenues of Rs.126.39 million due to reduction in prices effected to meet the competitors who offer competitive prices to attract the customers and (iv) other services of Rs.14.90 million. These decreases have been offset by an increase of Rs.49.99 million from broadband services due to increased utilisation of services and Rs.2.08 million from other services.

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
          Revenues from our other businesses increased by Rs.112.38 million from Rs 315.74 million for the year ended March 31,2007 to Rs 428.12 million, or 35.59 % for the year ended March 31,2008 on account of an increase of increase in the E-learning revenues due to new projects and high volume of the business from the existing customers.
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
          Cost of goods sold and services rendered. Cost of goods sold and services rendered was Rs.3,419.12 million for the year ended March 31, 2008, compared to Rs. 2,939.33 million for the year ended March 31, 2007, representing an increase of Rs.479.79 million, or 16.56%. This increase was due to (i) a Rs.278.62 million increase in hardware and software costs, (ii) a Rs.154.86 million increase in bandwidth costs, (iii) a Rs.122.35 million increase in directly attributable personnel costs to the technology and e-learning departments, (iv) a Rs.16.07 million increase in content cost, (v) a Rs.31.79 million increase in site development expenses, (vi) a Rs.10.54 million increase in revenue share paid to Telecom Regulatory Authority of India (TRAI) and (vii) a Rs. 7.23 million increase in other costs. These increases have been partly offset by a decrease of (a) Rs 17.68 million in termination costs for VoIP services, (b) Rs.78.40 million in revenue share paid to franchisees and cable television operators, (c) Rs 25.65 million in the cost of vouchers sold through the online portals and (d) Rs.16.28 million in software purchased.
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
          Depreciation and Amortization expenses. Depreciation and amortization expenses were Rs.394.34 million for the year ended March 31,2008, compared to Rs.463.78 million for the year ended March 31,2007, representing a decrease of Rs.69.44 million, or (14.97%). The decrease is attributable to a reduction of Rs.56.69 million in depreciation as well as a decrease of Rs.13.16 million in amortization expense. The depreciation expense decreased by Rs.110.31 million due the changes made to the estimated economic life of certain assets and the decrease has been impacted by an increase of Rs.67.14 million on account of addition of new assets. The reduction in the amortization expense is due to the carrying amount of intangibles in respect of technical know-how and portals and web content reached the residual value requiring no further amortization.
          Net finance income. The net finance income was Rs.104.10 million for the year ended March 31, 2008, compared to Rs.128.64 million for the year ended March 31, 2007, representing a decrease of Rs.24.54 million, or (19.08%). The finance income was Rs.161.78 million for the year ended March 31,2008,compared to Rs.154.19 million for the year ended March 31,2007, representing an increase of Rs.7.59 million caused by a rise in the interest income on bank deposits on account of increase in the rates of interest for such deposits. The finance expense was Rs. 57.68 million for the year ended March 31, 2008,compared to Rs.25.55 million for the year ended March 31, 2007, representing an increase of Rs.32.13 million caused by an increase of Rs.31.70 million in bank charges on account increase in borrowings, including demand loans against the deposits, fund based working capital facilities and non-fund based limits and Rs.0.43 million in interest paid towards finance leases.
          Share of profit of investment in associate. The share of profit of investment in associate was Rs.181.13 million for the year ended March 31,2008,compared to Rs.61.03 million for the year ended March 31,2007, representing an increase of Rs. 120.1 million, or 196.78%. The increase was due to improved financial performance of MF Global Sify Securities India Private Limited.
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
Foreign Exchange Fluctuations and Forwards
          We enter into forward exchange forward contracts to mitigate the risk of changes in foreign exchange rates on cash flows denominated in U.S.dollars. We enter into forward contracts where the counter party is a bank. These contracts generally mature between one to six months. These contracts do not qualify for hedge accounting under IFRS. Foreign exchange contracts are marked to market as at the balance sheet date and recognized in the consolidated income statement.

Liquidity and Capital Resources
          The following table summarizes our statements of cash flows for the periods presented:

	2009	2008	2007	2009
	Rs. in ’000	Rs. in ’000	Rs. in ’000	US $ in ’000

Profit / (loss) before tax	(754,584)	89,421	205,259	(14,810)

Other adjustments for non-cash items	749,761	298,076	503,978	14,716

Income taxes paid	(108,560)	(168,426)	(56,697)	(2131)

Net decrease (increase) in working capital	(258,173)	(1,058,940)	(536,278)	(5,067)

Net cash from / (used in) operating activities	(371,556)	(839,869)	116,262	(7,293)

Net cash from / (used in) investing activities	(1,174,156)	(756,300)	(708,316)	(23,045)

Net cash from / (used in) financing activities	968,797	(585,200)	847,939	19,015

Effect of exchange rate changes on cash and cash equivalents	945	(98)	(8,229)	19

Net increase / (decrease) in cash and cash equivalents	(576,920)	(2,181,369)	255,885	(11,323)

          Our growth has been financed largely by cash generated from operations and bank borrowings and, to a lesser extent, from the proceeds from the issuance of equity. In 1999, we raised approximately $79.2 million in aggregate proceeds from our initial public offering of ADS in the United States. In 2000, we raised an additional $ 141.2 million in aggregate proceeds from our secondary public offering of ADSs in the United States.
          As of March 31, 2009, we had a cash and cash equivalents of Rs.312.71 million ($6.13 million), including a negative working capital of Rs.175.99 million ($3.45 million), cash and bank balances of Rs.1,710.79 million ($33.57 million), and bank borrowings of Rs.1,384.16 million ($27.16 million). We intend to augment our current working capital through additional bank borrowings and effective working capital management to meet our requirements for the next 12 months.
          Our principal sources of liquidity are our borrowings from banks. Our cash and cash equivalents comprise of cash and bank deposits. The restricted cash balance was Rs.1,330.75 million primarily represents fixed deposits pledged for availing bank borrowings ($26.11 million), Rs.878.58 and Rs.939.83 million as at March 31, 2009, 2008 and 2007 respectively
          Our external sources of credit include facilities sanctioned to us by Indian banks. We have working capital facilities in the form of short term loans, cash credit and overdraft facilities of Rs. 750 million which has been fully utilized as at March 31, 2009. Further, we were provided non-funded limits of Rs.1350.00 million (primarily in the form of bank guarantees and letters of credit) out of which Rs.213.00 million remained unutilized as of the reporting date. Our ongoing working capital requirements are significantly affected by the profitability of our operations and we continue to periodically evaluate existing and new sources of liquidity and financing.
          We are taking all steps to improve the cash position to meet our currently known requirements at least over the next twelve months. In light of the highly dynamic nature of our business, however, we cannot assure you that our capital requirements and sources will not change significantly in the future
          Net cash used in operating activities for the year ended March 31, 2009 was Rs.371.55 million ($7.29 million).This is mainly attributable to Increase in trade and other receivables by Rs.314.35 million ($6.16 million), increase in inventories by Rs.1.33 million ($0.02 million) , decrease in other assets by Rs.224.62 million ($4.40 million) , decrease in trade and other payables by Rs.171.26 million ($3.36 million) , increase in employee benefits by Rs.17.70 million ($0.34 million) and decrease in deferred revenue by Rs13.55 million ($0.26 million) .
          Cash used in operating activities during fiscal year 2008 was Rs.839.87 million. This is primarily attributable to increase in trade and other receivables by Rs.678.05 million on account of increase in corporate taxes paid by Rs. 168.43 million, deposit of Rs.550.00 million paid towards Special Economic Zone (SEZ) land and increase in trade and other payables by Rs. 460.21 millions.

          Cash provided by operating activities during fiscal year 2007 was Rs.116.26 million. This is primarily attributable to cash profits made from operating activities amounting to Rs. 709.23 million, partly offset by an increase in trade and other receivables by Rs. 651.65 millions and increase in other assets by Rs. 21.90 million.
          Net cash used in investing activities for the year ended March 31, 2009 was Rs.1,174.16 million ($23.05 million) primarily on account of purchase of routers, modems, ports, servers and other capital equipments for 2009 was Rs.1,170.8 million ($22.98 million).
          Cash used in investing activities during fiscal year 2008 was Rs. 756.30 million, primarily as a result of expenditure on network equipment, servers, base stations and wireless equipments in connection with the expansion of our network of Rs.849.09 million and purchase of intangible assets of software licenses of Rs 30.24 million, partly offset on account of finance income of Rs. 121.16 million.
          Cash used in investing activities during fiscal year 2007 was Rs. 708.32 million, principally as a result of expenditure on purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network of Rs.686.32 million and purchase of intangible assets of software licenses of Rs.65.47 million.
          Net cash provided by financing activities for fiscal year 2009 was Rs.968.80 million ($19.01 million) on account of increase in borrowings from banks. The Company has not met certain financial covenants relating to the term loan as of 31 March 2009. Subsequent to the balance sheet date, the bank has neither called the loan nor demanded the loan for not meeting the financial covenants. As per the terms of the loan agreement, no financial penalty is leviable.
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
Capital expenditure
          We incurred Rs.1460 million towards capital expenditure for the year ended March 31, 2009. During the current fiscal, we have already incurred Rs. 293.6 million. We also anticipate incurring further expenditure in the 3rd and 4th quarter of the current fiscal for about Rs. 660 million mainly on Airoli and Bangalore data centers, network assets and wireless equipments. This will be funded out of limits sanctioned by State Bank of India and through lease financing by strategic vendors.
Research and development
          The Company does not have research and development activities and has also not undertaken any sponsored research and development activities.
Trends
          The information is set forth under the caption ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’ included under Item 5 — ‘Operating and Financial review and Prospects’.
Off-balance sheet arrangements
None.

Contractual obligations
Set forth below are our contractual obligations as of March 31, 2009:

Payments due by period (Rs 000s)
		Less
Contractual Obligations	Total	than 1 year	1-3 years	3-5 years	More than 5 years

Long Term Debt Obligations	201,389	13,333	188,056	—	—
Short Term Borrowings	2,579,853	2,579,853	—	—	—
Finance Lease Obligations	155,325	32,944	72,112	50,269	—
Non-cancellable Operating Lease obligations	1,801,298	135,165	375,079	210,306	1,080,748
Proposed Lease Obligations	2,423,554	—	279,950	269,588	1,874,016
Europe India Gateway Obligations	390,208	289,484	100,724	—	—
Purchase Obligations	322,607	322,607	—	—	—

Total	7,874,234	3,373,386	1,015,921	530,163	2,954,764

Recent Accounting Pronouncements
i.	Standards early adopted by the Company

1.	IFRS 8 ‘Operating Segments’ introduces the ‘management approach’ to segment reporting, whereby segment reporting is based on internal management reporting and replaces IAS 14. IFRS 8 aligns segment reporting with the requirements of the US standard SFAS 131, “Disclosures about segments of an enterprise and related information.” The standard is applicable for periods beginning on or after January 1, 2009. Sify early adopted IFRS 8 for the year ending March 31, 2009 and has made disclosure of segment information based on the internal reports regularly reviewed by the Group’s Chief Operating Decision Maker in order to assess each segment’s performance and to allocate resources to them.

2.	In April 2009, the IASB issued “Improvements to IFRS” as part of its program of annual improvements to its standards. As part of the Improvements to IFRS, IFRS 8 “Operating Segments” was amended. The amendment requires disclosure of segment assets for each reportable segment only if such measure is regularly reviewed by the Chief Operating Decision Maker (CODM). The said amendment is effective for annual periods beginning on or after 01 January, 2010, with earlier adoption being permitted. Sify has early adopted the said amendment to IFRS 8 and has not provided disclosures relating to segment assets of reportable segments as these are not regularly reviewed by the CODM.

ii.	New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended 31 March 2009, and have not been applied in preparing these consolidated financial statements:

1.	Revised IAS 1, “Presentation of Financial Statements” (2007) introduces the term total comprehensive income, which represents changes in equity during a period other than those changes resulting from transactions with owners in their capacity as owners. Total comprehensive income may be presented in either a single statement of comprehensive income (effectively combining both the income statement and all non-owner changes in equity in a single statement), or in an income statement and a separate statement of comprehensive income. Revised IAS 1, which becomes mandatory for our March 31, 2010 consolidated financial statements, is expected to have a significant impact on the presentation of the consolidated financial statements. The Group plans to provide an income statement and a separate statement comprehensive income for reporting periods commencing on and after April 1, 2009.

2.	Revised IAS 23, “Borrowing Costs” removes the option to expense borrowing costs and requires that an entity capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The revised IAS 23 will become mandatory for reporting periods commencing on and after April 1, 2009. As the Group currently follows a policy of capitalizing borrowing costs, this new standard will not have any material impact on the Group’s consolidated financial statements.

3.	Amendments to IAS 32, “Financial Instruments: Presentation” and IAS 1, “Presentation of Financial Statements — Puttable Financial Instruments and Obligations Arising on Liquidation” require puttable instruments, and instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation, to be classified as equity if certain conditions are met. The amendments, which become mandatory for the Group’s consolidated financial statements prepared for reporting periods commencing on or after April 1, 2009, with retrospective application required, are not expected to have any material impact on the consolidated financial statements.

4.	IFRS 3 (Revised), ‘Business Combinations’, as amended, is applicable for annual periods beginning on or after July 1, 2009. Early adoption is permitted. However, this Standard can be applied only at the beginning of an annual reporting period that begins on or after June 30, 2007. The Group would adopt this Standard with effect from April 1, 2009. IFRS 3 (Revised) primarily requires the acquisition-related costs to be recognized as period expenses in accordance with the relevant IFRS. Costs incurred to issue debt or equity securities are required to be recognized in accordance with IAS 39. Consideration, after this amendment, would include fair values of all interests previously held by the acquirer. Re-measurement of such interests to fair value would be required to be carried out through the income statement. Contingent consideration is required to be recognized at fair value even if not deemed probable of payment at the date of acquisition.

IFRS 3 (Revised) provides an explicit option on a transaction-by-transaction basis, to measure any Non-controlling interest (“NCI”) in the entity acquired at fair value of their proportion of identifiable assets and liabilities or at full fair value. The first method would result in a marginal difference in the measurement of goodwill from the existing IFRS 3; however the second approach would require recording goodwill on NCI as well as on the acquired controlling interest. Business combinations consummated after April 1, 2009 would be impacted by the revised standard.

5.	IAS 27, ‘Consolidated and Separate Financial Statements’, as amended, is applicable for annual periods beginning on or after July 1, 2009. Earlier adoption is permitted provided IFRS 3 (Revised) is also early adopted. This Standard would be adopted by the company effective April 1, 2009. It requires a mandatory adoption of economic entity model which treats all providers of equity capital as shareholders of the entity. Consequently, a partial disposal of interest in a subsidiary in which the parent company retains control does not result in a gain or loss but an increase or decrease in equity. Additionally, purchase of some or all of the NCI is treated as equity transaction and accounted for in equity and a partial disposal of interest in subsidiary in which the parent company loses control triggers recognition of gain or loss on the entire interest. A gain or loss is recognized on the portion that has been disposed of and a further holding gain or loss is recognized on the interest retained, being the difference between the fair value and carrying value of the interest retained. This Standard requires an entity to attribute proportionate share of net income and reserves to the NCI even if this results in the NCI having a deficit balance.

6.	IFRIC 13 ‘Customer Loyalty Programmes’ addresses the accounting by entities that operate, or otherwise participate in, customer loyalty programs for their customers. It relates to customer loyalty programs under which the customer can redeem credits for awards such as free or discounted goods or services. IFRIC 13, which becomes mandatory for the Group’s financial statements for reporting periods commencing on or after April 1, 2009, is not expected to have a significant impact on the Consolidated Financial Statements.

7.	IFRIC 18- Transfer of assets from customers defines the treatment for property, plant and equipment transferred by customers to companies or for cash received to be invested in property, plant and equipment that must be used to either connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services or to both. The item of property, plant and equipment is to be initially recognized by the Company at fair value with a corresponding credit to revenue. If an ongoing service is identified as a part of the agreement, the period over which revenue will be recognized for that service would be determined by the terms of the agreement with the customer. If the period is not clearly defined, then revenue should be recognized over a period no longer than the usual life of the transferred asset used to provide the ongoing service. This interpretation is to be applied prospectively to transfers of assets from customers received on or after July 1, 2009. Earlier application is permitted provided the valuation and other information needed to apply the information to past transfers were obtained at the time the transfers occurred. The Company would prospectively adopt this interpretation for all assets transferred after July 1, 2009. The amendment does not have any significant impact on Sify’s statement of operations.

8.	Amendments to IFRS 2, “Share-based Payment — Vesting Conditions and Cancellations” clarify the definition of vesting conditions, introduce the concept of non-vesting conditions, require non-vesting conditions to be reflected in grant-date fair value and provide the accounting treatment for non-vesting conditions and cancellations. These amendments to IFRS

2 will become mandatory for the Group’s financial statements for reporting periods commencing on or after April 1, 2009, with retrospective application. The amendment does not have any material impact on the consolidated financial statements of the Group.

9.	Amendments to IAS 39, “Financial Instruments: Recognition and Measurement: Eligible Hedged Items” deal with two situations where diversity in practice exists on the designation of inflation as a hedged risk and the treatment of ‘one-sided’ risks on hedged items. These amendments are effective for accounting periods beginning on or after July 1, 2009. The amendment is not expected to have any impact on the consolidated financial statements of the Group.

10.	Improvements to IFRS- In April 2009, the IASB issued “Improvements to IFRSs” — a collection of amendments to twelve International Financial Reporting Standards — as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The latest amendments were included in exposure drafts of proposed amendments to IFRS published in October 2007, August 2008, and January 2009. The amendments resulting from this standard mainly have effective dates for annual periods beginning on or after January 1, 2010, although entities are permitted to adopt them earlier. The Company is evaluating the impact, these amendments (except as discussed in note 3 s (i) above) will have on the Company’s consolidated financial statements.
Critical Accounting Policies
Our accounting policies affecting our financial condition and results of operations are more fully described in Note 3 to our Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F. Certain of Sify’s accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
Sify believes the following are the critical accounting policies and related judgments and estimates used in the preparation of its Consolidated Financial Statements. Management has discussed the application of these critical accounting estimates with our Board of Directors and Audit Committee.
Revenue Recognition
          Various streams of revenue are described below:
•	Corporate network/data services, which provides Internet, connectivity, security and consulting, hosting, voice and managed service solutions;

•	Internet access services, from homes and through cybercafes;

•	Online portal services and content offerings; and

•	Other services such as development of e-learning software
          Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. Transfers of risks and rewards vary depending on the individual terms of the contract of sale.
Revenue from services rendered is recognized in the Income statement in proportion to the stage of completion of the transaction at the reporting date.
The revenue recognition in respect of the various streams of revenue is described below:
(i) Corporate network/data services
Corporate network service revenues primarily include connectivity services and sale of hardware and software (purchased from third party vendors), and to a lesser extent, installation of a link, and other ancillary services such as e-mail and domain registration. Generally these elements are sold as a package consisting all or some of the elements. In these cases the Group applies the recognition criteria to the separately identifiable components of a single transaction in order to reflect the substance of the transaction with different revenue allocations for each component. These multiple element arrangements are recognized as separable elements because each element constitutes a separate earnings process, each element has a fair value that is reliable, verifiable and objectively determinable, and the undelivered element is not essential to functionality of the delivered elements. In this arrangement involving delivery of multiple elements, the units of accounting are determined based on whether the delivered items have a value to the customer on a stand alone basis, whether there is objective and reliable evidence of fair value of the undelivered elements and if the arrangement includes a general right of return relative to the delivered item, whether delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Group. The arrangement consideration is allocated to the units of accounting based on their relative fair values. Revenue on delivered items is recognized when the revenue recognition criteria applicable to that unit of accounting are met.
The Group provides connectivity for a fixed period of time at a fixed rate regardless of usage. Connectivity is the last element that is provided in the case of a bundled contract. The connectivity charges are the same when sold alone or as part of a package. The revenue attributable to connectivity services is recognized ratably over the period of the contract. The hardware and software are standard products that are freely traded in and purchased from the market, have standard specifications and are not otherwise customized for the specific needs of a customer. The software sold by the Group is off-the-shelf software, such as antivirus utilities and firewalls. The fair value for the hardware and software is available from the market. The revenue attributable to hardware/software is recognized on delivery. Installation consists of commissioning of the last mile connectivity to the customer premises either through the Group’s wireless mode of broadband delivery or through the carrier exchange. However, once commissioned this last mile connectivity can be used by the customer to access any other service provider. When the customer has such last mile connectivity, the Group does not charge any installation fee. Due to the short duration, the revenue attributable to the installation of the link is recognized on completion of the installation work. Revenue from ancillary services such as e-mail and domain registration are recognized over the period such facilities are provided. All revenues are shown exclusive of sales tax and service tax.
Web hosting service revenues primarily include co-location services and connectivity services. On occasions, the Group also sells related hardware/software to its web hosting customers. At all times, such hardware and software belongs to the customer. This hardware as well as software are purchased from outside vendors and are freely traded in the market. The Group treats each element as a separate component of the arrangement which have separate earnings process. The value of the hosting service is determined based on fair value from similar services provided separately by the Group. When hardware and/or software is also included with hosting services and sold as a package, the revenue is allocated to the respective element based on their relative fair values. Revenue from hosting services is recognized over the period during which the service is provided.
The Group remotely manages the Information Technology infrastructure of global enterprises from India. The contracts are on time and material basis. Revenue in relation to ‘time’ is measured as the agreed rate per unit of time multiplied by the units of time expended. The element of revenue related to materials is measured in accordance with the terms of the contract.
The Company provides NLD (National Long Distance) and ILD (International Long Distance) services through company’s network. The Company carries voice traffic, both national and international, using the IP back-bone and delivers voice traffic to Direct Inter-connect Operators. Revenue is recognized based upon metered call units of voice traffic terminated on the Company’s network.
(ii) Internet access services
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
VoIP services are mainly provided through Internet Telephony Booths at e-ports cybercafés and to a smaller extent through Cable TV operators, (CTOs). The user purchases the packs that enable them to use the Internet telephone facility through CTOs and revenue is recognized on the basis of usage by the customer. The customers use Internet telephony facilities at the iway cybercafés and make the payment to the extent of usage of the facility.
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
The initial franchisee fee revenue is recognized as revenue when all of the obligations required of the Group has been substantially accomplished or provided. Internet access revenue and Internet telephony revenues are recognized based on usage by the customer.
(iii) Online portal services
The Group enters into contracts with customers to serve advertisements in its portal and the Group is paid on the basis of impressions, click-throughs or leads and in each case the revenue is recognized based on actual impressions/click-throughs/leads delivered. Revenue from advertisements displayed on portals is recognized ratably over the period of contract
In the case of electronic commerce transactions, there are no performance obligations or minimum guarantees. The Group acts in the capacity of an agent rather than as the principal for these transactions, and the revenue recognized on a net basis is the amount of the commission earned by the Group.
In the case of value-added services that are rendered using Sify’s mobile telephone short code 54545, are recognized upon delivery of the content/ring tones to the end subscriber and confirmation by the mobile phone service provider.
(iv) Other services
The Group provides e-learning software development services to facilitate web-based learning in various organizations. These customized services vary in size from customer to customer and relate to computer based and web based training in accordance with the customer specification. These services include information presentation, structured content delivery, content digitization and simulation based training. These services are generally provided on a fixed price basis. Revenue under such contracts is recognized when the outcome of the transaction can be estimated reliably by reference to the stage of completion of transaction at the reporting date. The stage of completion being determined based on the actual time spent to the total estimated time.

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
          We estimate the amount of uncollectible receivables each period and establish an allowance for uncollectible amounts. The amount of the allowance is based on the age of unpaid amounts, information about the creditworthiness of customers, current economic trends and other relevant information. The assessments reflect management’s best assumptions and estimates. Significant management judgment is involved in estimating these factors, and they include inherent uncertainties. Management periodically evaluates and updates the estimates based on the conditions that influence these factors. The variability of these factors depends on a number of conditions, including uncertainty about future events, and thus our accounting estimates may change from period to period. Estimates of uncollectible amounts are revised each period, and changes are recorded in the period they become known.
Business Combinations, Goodwill and Intangible Assets
          We account for business combinations in accordance with IFRS 3, Business Combinations. Cash and fair value of other purchase consideration given plus costs directly attributable to acquisition is included in determining the cost of acquisition. A liability for contingent consideration is recognized as soon as payment becomes probable and the amount can be reliably measured. The assets acquired and liabilities and contingent liabilities assumed generally are recognized at fair value.
          Goodwill represents the cost of business acquisition in excess of the Group’s interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. We generally seek the assistance of independent valuation experts in determining the fair value of the identifiable tangible and intangible net assets of the acquired business.
          When the acquirer’s interest in the net fair value of the assets acquired and liabilities and contingent liabilities assumed exceeds the cost of acquisition (negative goodwill), any excess is recognized in profit or loss immediately after reassessing the identification and measurement of the assets acquired.
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

Impairment
Financial assets:
A financial asset is assessed at each reporting date to determine whether there is any objective evidence that a financial asset or group of financial assets is impaired. A financial asset is considered to be impaired and impairment losses are recognized if objective evidence indicates that one or more events such as a loss event, the significant financial difficulty of the issuer, a breach of contract, the disappearance of an active market, which have had a negative effect on the estimated future cash flows of that asset. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.
Financial assets measured at amortized cost
An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate.
Available-for-sale financial assets
Significant or prolonged decline in the fair value of the security below its cost and the disappearance of an active trading market for the security are objective evidence that the security is impaired. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. The cumulative loss that was recognized in the equity is transferred to the income statement upon impairment.
Loans and receivables
Impairment loss in respect of loans and receivables measured at amortized cost are calculated as the difference between their carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognized in the income statement.
Reversal of impairment loss
An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognized in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognized directly in equity.
Non-financial assets:
The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, the recoverable amount is estimated each year at 31 December.
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”). The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.
An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit or group of units on a pro rata basis.
Reversal of impairment loss
An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Income taxes
Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.
Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and associates to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill, as the same is not deductible for tax purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.
A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
Item 6. Directors, Senior Management and Employees
Directors and Executive Officers
          The following table sets forth the name, age and position of each director and senior management executive officer of our company as of March 31, 2009:

Name	Age	Designation

Raju Vegesna	49	Chairman and Managing Director
Ananda Raju Vegesna	49	Executive Director
C.B.Mouli (1)	62	Director, Chairman & Financial Expert of Audit Committee
S.K.Rao (1) (2) (3)	65	Director
T.H. Chowdary (2) (3)	77	Director & Chairman of Compensation & Nominating Committees
P.S.Raju (2)	55	Director
S R Sukumara (1) (2) (3)	64	Director
M P Vijay Kumar	39	Chief Financial Officer
C V S Suri	49	Chief Operating Officer
Pijush Kanti Das	55	President — Corporate Affairs
P J Nath	47	Executive President — Enterprise Solutions
Baskar R Sayyaparaju	42	Chief Technology Officer
Aravind Mathur	45	Chief Architect — Global Infrastructure Services
Naresh Ajwani (4)	46	President — Government Relations and Potential Business
David Appasamy	51	Chief Communications Officer
Venkata Rao Mallineni	41	Head — Portals and Consumer Marketing
Ajith K N	40	Head — HR

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating Committee.

(4)	Since resigned as of June 30, 2009.

          Raju Vegesna, Chairman and Managing Director, has been served as a Director of our company since November 2005. He was appointed as the Chief Executive Officer and Managing Director of the company effective July 18, 2006. Mr. Vegesna is a Silicon Valley entrepreneur who founded several leading edge technology companies, including Server Works Corporation, acquired by Broadcom in 2001. After that acquisition, and a brief stint with Broadcom, Mr. Vegesna founded and currently serves as CEO and Chairman of Server Engines, LLC, company engaged in the development of innovative enterprise computing products. He holds a BS in Electrical Engineering from the University of Bangalore and holds an MS in Computer Engineering from Wayne State University, USA, and holds several patents in Microprocessor and Multiprocessor technology. He is also a Director of Server Engines LLC, Nulife Corp, USA., Raju Vegesna Infotech & Industries Private Limited and Server Engines (India) Private Limited.
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
          S.K. Rao has served as a Director of our company since July 2005. Mr Rao, currently is the Director General, Administrative Staff College of India, Hyderabad. Mr Rao previously worked at the Commonwealth Secretariat in London in various diplomatic capacities. He also acted as the Consultant for the United Nations and represented the Commonwealth Secretariat as an Observer at the meetings of the UN General Assembly. Mr. Rao holds a MA and a Ph.D in Economics from Trinity College, Cambridge, U.K.
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
          Mr S R Sukumara has served as a Director of our company since January 2007. Prior to joining the Company, Mr. Sukumara was the Director General of Police with the Indian Police Service and served 36 years in the Police Department. Presently, he is practicing as a consultant.
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
          Pijush Kanti Das has served as President — Corporate Affairs since May 2006. Pijush started his career with the State Bank of India, rising to hold various senior level positions including Chief Dealer of State Bank of India Singapore and Head of Debt at SBI Mutual Fund before leaving them to work as Head of Treasury with Fina Bank, Nairobi, between 2003 and 2005

          P J Nath has served as Executive President — Enterprise Solutions since April 2007. He has over 22 years of experience in Information Technology, ISP and Telecommunications Services. His experience includes roles in Sales, Product and Project Management, Customer Support. He holds a Masters in Management Studies degree from BITS Pilani.
          Baskar R Sayyaparaju has served as Chief Technology Officer since August 2006. He handles broad experience across infrastructure operations, network management, process development, application development/deployment, database management, website operations, desktop support operations and data center management. Mr. Bhaskar has an M.S in Computer Science from Alabama A&M University.
          Aravind Mathur joined Sify in April 2007 as Chief Architect-Global Infrastructure Services. He has 17 years of experience in telecommunications and networking. He is a Masters Degree in Electrical Communication Engineering from the Indian Institute of Science, Bangalore and a Masters Degree in Physics from the Indian Institute of Technology, Delhi specializing in Optical Communication and Optoelectronics.
          Naresh Ajwani has served as President — Government Relations and Potential Business since May 1999. He holds a degree in Marketing Management.
          David Appasamy has served as the Chief Communications Officer of Sify Technologies Limited since January 2000,, and is responsible for the all aspects of Corporate Communications of the company, as well as the ‘Sify’ brand in terms of identity and image. He has over 20 years of experience in business management and service and consumer brand marketing.
          Venkata Rao Mallineni has served as Head, Portals and Consumer services Marketing since September 2006. He has more than 15 years of experience in IT and Communications He is a Graduate in Engineering in Industrial Products and also a Post Graduate in Technology.
          Ajith K N has served as Head HR and has over 14 years of experience across various functions in Human Resources, Industrial Relations and Total Quality Management. Mr. Ajith has a Masters degree in Personnel Management and Industrial Relations, and a diploma in Training & Development.
     We believe Infinity Capital Ventures, LP beneficially owned 41.81 % of our equity shares as of March 31, 2009. This shareholder is a party to the Subscription Agreement dated November 10, 2005 with our company. The Subscription Agreement provides that, among other things, the company shall appoint Mr Raju Vegesna as the Chairman of the Board of Directors, Infinity Capital shall also nominate another person to the Board of Directors and for so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital. In November 2005, Mr Raju Vegesna, a nominee of Infinity Capital Ventures, LP, was appointed as Chairman of our Board of Directors. In February 2006, the company also appointed Mr. P.S.Raju as the second nominee of Infinity Capital to the Board of Directors.
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
Officer Compensation
          The following table sets forth all compensation paid by us during the fiscal year ended March 31, 2009 to our executive officers:

	Summary Compensation Table
	(Rs. Million)
Name	Salary	Bonus
C V S Suri	4.66	0.88
Bhaskar R Sayyaparaju	5.97	0.79
M P Vijay Kumar	6.21	—
P J Nath	6.42	1.50
Aravind Mathur	5.57	1.00
David Appasamy	2.95	0.15
Naresh Ajwani	3.92	0.56
Pijush Kanti Das	3.23	0.38
Venkat Rao Mallineni	3.35	0.13
K N Ajith	2.76	0.18

During the fiscal year ended 31 March 2009, no stock options were granted to any of the executive officers.
          As per the service contracts entered into with the employees (including executive officers), the Company provides the following retirement benefits: (a) Provident fund contributions and (b) Gratuity.
          Provident fund contribution is a defined contribution plan governed by a statute in India. Under this, both employer and employee make monthly contributions (determined in relation to the basic salary of the respective employees) to a fund administered by the Government of India.
          Gratuity is a defined benefit retirement plan covering all employees and provides for lump sum payment to employees at retirement or termination (computed based on the respective employees last drawn basic salary and years of employment with the Company). Liability for gratuity is accrued based on an actuarial valuation on an overall Company basis.
          The Directors (who are not executive officers) are not entitled for any remuneration including any pension, retirement or similar benefit schemes.
The details of our contribution to provident fund in respect of the executive officers are set out below:

Rs. in
Name	million
C V S Suri	0.25
Bhaskar R Sayyaparaju	0.30
M P Vijay Kumar	0.33
P J Nath	0.33
Aravind Mathur	0.30
David Appasamy	0.14
Naresh Ajwani	0.17
Pijush Kanti Das	0.17
Venkat Rao Mallineni	0.17
K N Ajith	0.12

          Gratuity expense is determined at an overall Company level based on an actuarial valuation performed by an independent actuary. Thus, the cost for the year ended March 31, 2009 in respect of gratuity and compensated absences towards executive officers of the Company was not separately determined. Gratuity cost relating to such executive officers is not estimated to be material.
          We make bonus payments to employees including executive officers upon satisfactory achievement of the following two performance criteria.

          (i) Performance of the Company: Represents bonus payable on achievement of overall revenue and net profit targets for the Company. These performance targets were not achieved for the year ended March 31, 2009 and no bonus was paid under this category.
          (ii) Performance of the individual: Represents bonus payable on achievement of the individual’s Key Responsibility Areas (KRA) and Key Performance Indicators (KPI). These KRAs and KPIs vary in relation to each employee including executive officers and include both financial and non-financial parameters.
          We have provided for Rs. 26 million towards bonus payable for the year ended March 31, 2009 to employees including executive officers who have achieved the KRAs and KPIs.
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
          On July 15, 2005, we appointed Messrs. S.K. Rao and C.B. Mouli as independent Directors of the Board to comply with the applicable Nasdaq rules.
          Mr S R Sukumara was appointed as an independent Director effective January 22, 2007. Dr T H Chowdary is also an independent director of the Board.
          These Directors continue to remain independent as on date as per Nasdaq Rule 5605.
          Infinity Capital Ventures, LP, acquired the entire holding from Satyam Computer Services. In addition, in terms of the Subscription Agreement dated November 10, 2005 executed by the company with them, they have acquired an additional 6,720,260 shares of the company on a private transaction. At the conclusion of this transaction, their ownership in the company was at 42%. Messrs. Raju Vegesna and P.S. Raju are the nominees of Infinity Capital Ventures, LP. However; the above share holding of 42% has been reduced to 26.06% consequent to transfer of shares of 4.00 million shares on a private transaction to Infinity Satcom Universal Limited as well as allotment of 10.53 million shares to Infinity Satcom Universal Private Limited as purchase consideration on the merger of Sify with erstwhile Sify Communication Limited in which Infinity Satcom Private Limited was a minority share holder.
The terms of Messrs. Raju Vegesna and S K Rao expires at our ensuing Annual General Meeting to be held in September 2009 and being eligible, they offer themselves for reappointment. The terms of Messrs. T H Chowdary and S R Sukumara will expire at our Annual General Meeting to be held in September 2009 and they are eligible for reelection.
          Mr. C B Mouli and Mr. Ananda Raju Vegesna are subject to retirement by rotation and are eligible for re-election by the shareholders at the Annual General Meeting to be held in September 2010. The Company has service contracts with Mr. Raju Vegesna, Chief Executive Officer and Managing Director and Mr. Ananda Raju Vegesna, Executive Director. The Company does not have any service contract with any other Director of the Board of Directors. The service contracts with Mr. Raju Vegesna and Mr. Ananda Raju Vegesna do not provide for any benefits either during or upon termination of employment
Board Committees
Details relating to Audit, Compensation and Nominating Committees of our board are provided below:
Audit Committee
Our Audit Committee is comprised of three independent directors, as determined under applicable Nasdaq rules. They are:

Dr.S.K.Rao;
Mr. C.B.Mouli; and
Mr.S.R.Sukumara
The primary objective of the audit committee is to monitor and provide effective supervision of our financial reporting process with a view towards ensuring accurate, timely and proper disclosures and the transparency, integrity and quality of financial reporting. Our audit committee oversees the work carried out in the financial reporting process by our management, including the internal auditors and the independent auditor and reviews the processes and safeguards employed by each. In addition our audit committee has the responsibility of oversight and supervision over our system of internal control over financial reporting, audit process, and process for monitoring the compliance with related laws and regulations. The audit committee recommends to our shareholders the appointment of our independent auditors and approves the scope of both audit and non-audit services. All members of the Audit Committee meet the independence and financial literacy requirements as defined by applicable Nasdaq and SEC rules. The Audit Committee held five meetings in person during fiscal 2009. The Audit Committee has adopted a charter.
See Item 18 for the report of the Audit Committee.
Compensation Committee
Our Compensation Committee consists entirely of non-executive, independent directors as determined under applicable Nasdaq rules, and consists of:
Dr.S.K.Rao;
Mr.T.H.Chowdary;
Mr.S.R.Sukumara; and
Mr. P.S.Raju
The Compensation Committee of the Board of Directors determines the salaries, benefits and stock option grants for our employees, consultants, directors and other individuals compensated by our company. The Compensation Committee also administers our compensation plans.
The Compensation Committee held four meetings in person during fiscal 2009.
The Compensation Committee has adopted a charter.
Nominating Committee
The Nominating Committee of the board consists exclusively of the following non-executive, independent directors as determined under applicable Nasdaq rules:
Dr.S.K.Rao;
Mr.T.H.Chowdary; and
Mr.S.R.Sukumara
The purpose of our Nominations Committee is to oversee our nomination process for our top level management and specifically to identify, screen and review individuals qualified to serve as our Executive Directors, Non Executive Directors and Independent Directors consistent with criteria approved by our board and to recommend, for approval by our board, nominees for election at our annual meeting of shareholders.
No meetings were held during the year 2008- 2009 as there was no requirement to any new Director.
The Nominations Committee has adopted a charter
Employees
     As of March 31, 2009, we had 2,279 employees, compared with 2,397 as of March 31, 2008. Of our current employees, 116 are administrative, 505 form our sales and marketing staffs, 283 are in product and content development, 1269 are dedicated to technology and technical support, and 106 are in business process and customer care. None of our employees are represented by a union. We believe that our relationship with our employees is good.
Stock Ownership
     The following table sets forth information with respect to the beneficial ownership of our equity shares as of September 21, 2009 by each director and our senior management executives. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

Equity Shares
Beneficially Owned
Beneficial Owner	Number	Percent

Raju Vegesna *	13,902,860	26.06%
T. H. Chowdary	—	—
C B Mouli	—	—
P S Raju	—	—
S K Rao	—	—
S R Sukumara	—	—
Ananda Raju Vegesna	14,530,000	27.24%

*	In addition to the above, Mr Raju Vegesna beneficially owns 578,191 shares through his Family Trust, as a Co Trustee and has voting power. Including this, Raju Vegesna beneficially holds 27.14% of the issued capital of the Company. M/s T H Chowdary, C B Mouli, P S Raju, S K Rao and S R Sukumara do not hold any shares in the Company.
Other than the above, none of the executive officers of the Company hold any shares in the company.
Employee Stock Option Plan
     We have an Associate Stock Option Plan, or ASOP, which provides for the grant of options to employees of our company. The ASOP 2007 was approved by our Board of Directors and our shareholders in September 2007 and 2,000,000 shares were reserved for issuance under the plan. This was in addition to the earlier ASOP Plans of 2000, 2002 and 2005. A total of 5.73 million equity shares are currently reserved for issuance under our ASOP Plans. As of March 31, 2009, we had outstanding an aggregate of 1,211,900 options (net of 160,167 options forfeited by employees ) under our ASOP Plans with a weighted average exercise price equal to approximately Rs.152.51 ($2.99) per equity share.
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
Item 7. Major Shareholders and Related Party Transactions
Principal Shareholders
     The following table sets forth information with respect to the beneficial ownership of our equity shares as of September 05, 2009 by each person or group of affiliated persons who is known by us based on our review of public filings to beneficially own 5% or more of our equity shares. The table gives effect to equity shares issuable within September 30, 2009 upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned. The information below is based on a review of filings made by such persons with the SEC.
     Mr Raju Vegesna, the Co-Trustee of the Vegesna Family Trust, which is the owner of Infinity Capital Venture Management LLC, which is the general partner of Infinity Capital Ventures, LP, exercise voting control and dispositive power over the equity shares owned by Infinity Capital Ventures, LP. Mr Raju Vegesna, CEO and MD of our company, is affiliated with Infinity Capital Ventures, LP.
     Infinity Satcom Universal P.Ltd is owned and controlled by Mr. Ananda Raju Vegesna, Executive Director of the Company and the brother of Mr.Raju Vegesna ,Chairman and Managing Director of the Company. Mr. Ananda Raju Vegesna is the Managing Director of the Infinity Satcom Universal (P).Ltd.

	Equity Shares
	Beneficially owned
Beneficial Owner	Number	Percent
Infinity Capital Ventures, LP, 11601 Wilshire Boulevard, Suite 1900, Los Angeles, CA 90025	13,902,860	26.06
Vegesna Family Trust, LP, 11601 Wilshire Boulevard, Suite 1900, Los Angeles, CA 90025	578,191	1.08
Infinity Satcom Universal Private Limited, Vishakapatinam	14,530,652	27.24
Details of significant change in the percentage ownership held by the major shareholders:

Name of the shareholder	2006-07		2007-08		2008-09
	No. of shares	%	No. of shares	%	No. of shares	%
Infinity Capital Ventures, LP, USA	17,902,860	41.81	17,902,860	41.81	17,902,860	41.81
Vegesna Family Trust, USA	—	—	578,191	1.35	578,191	1.35
Infinity Satcom Universal Private Limited *	—	—	—	—	—	—

*	Subsequent to the merger with Sify Communication Limited, Infinity Capital now owns approximately 26.06% and Infinity Satcom Universal Private Limited owns 27.24% of outstanding shares.
The Company has not issued any shares having differential voting rights and hence the company’s major shareholders do not have differential voting rights.
United States Shareholders
     As of March 31, 2009, 38,819,430 of our ADSs were held in the United States and we had approximately 19,126 shareholders in the United States. Each ADS represents one equity share.
Host country Shareholders
     As on March 31, 2009, 14,530,652 of our equity shares were held in India and we had 18 shareholders of record in India. Each equity share has a par value of Rs.10/- each.
Control of Registrant
     Based on our review of filings made with the SEC, we believe Infinity Capital Ventures, LP beneficially owned 41.81 % of our equity shares as of March 31, 2009. This shareholder is a party to the Subscription Agreement dated November 10, 2005 with our company. The Subscription Agreement provides that, among other things, the company shall appoint Mr Raju Vegesna as the Chairman of the Board of Directors, Infinity Capital shall also nominate another person to the Board of Directors and for so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital. In November 2005, Mr Raju Vegesna, a nominee of Infinity Capital Ventures, LP, was appointed as Chairman of our Board of Directors. In February 2006, the company also appointed Mr. P.S.Raju as the second nominee of Infinity Capital to the Board of Directors.

     These shareholders are presently able to exercise significant influence over many matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. Under Indian law, a simple majority is sufficient to control all shareholder actions except for those items, which require approval by a special resolution. If a special resolution is required, the number of votes cast in favor of the resolution must be not less than three times the number of votes cast against it. Examples of actions that require a special resolution include:
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
Forfeiture of equity shares issued in a private placement
     During the year ended March 31, 2008, Sify proposed a scheme of amalgamation to merge Sify Communications Limited (erstwhile subsidiary) with the Company and made applications to the appropriate authorities in India for approval of the proposed scheme of amalgamation with a to take over the IP-VPN services from Sify Communications Limited ( erstwhile subsidiary) upon the consummation of the merger. Under the provisions of the local telecom regulations, a company engaged in the business of providing IP-VPN services was required to maintain Indian shareholding at atleast 26% of the total paid up share capital of the Company. In order to maintain the Indian shareholding at 26% in Sify consequent to the approval of the proposed scheme of amalgamation, Sify and Infinity Satcom Universal, an Indian entity (the Purchaser) entered into a Subscription Agreement (effective March 24, 2008), whereby the Company agreed to sell, and Infinity agreed to purchase, 12,817,000 equity shares of the Company (herein after referred to as ‘the Share Purchase’), at a per share purchase price of USD $4.46/ — per share (referred to as ‘the Purchased Shares’), equivalent to Rs. 175/- per share in Indian Rupees.
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
     The Company received a sum of Rs.112,149 (comprising of Rs.12,817 towards face value and Rs.99,332 towards securities premium) and called up a sum of Rs.448,595 (comprising of Rs.25,634 towards face value and Rs.422,961 towards securities premium). Subsequent to fiscal 2008, the Company withdrew its applications made to appropriate authorities for the approval of the proposed scheme of amalgamation with Sify Communications Limited (erstwhile subsidiary). Consequent upon the withdrawal of the merger, Infinity Satcom Universal communicated to Sify that they would not contribute to calls already made and any balance monies which would become payable under the Subscription Agreement. Hence, the Board of Directors forfeited the shares allotted and the monies collected (Rs. 112,149 including sums towards capital and premium) at the meeting held on August 29, 2008.
Sale of shares in a private transaction
     Pursuant to a Share Purchase Agreement dated May 31, 2009 between Infinity Capital Venture Management and Infinity Satcom Universal Private Limited, a company owned and controlled by Ananda Raju Vegesna, Executive Director of the Company and brother of Raju Vegesna, CEO & MD of the Company, Raju Vegesna has sold 4,000,000 Equity Shares of Rs.10/- each of the Company to Infinity Satcom for a consideration of USD 3,000,000 in a private transaction.
Merger of Sify Communications Limited with Sify Technologies Limited
In November 2008, the Board of Directors of Sify Technologies Limited and Sify Communications limited decided to merge Sify Communications with Sify Technologies in view of the benefits accruing due to synergy of combined operations, availing of tax benefits, maximising the utilisation of the infrastructural facilities, human, financial and other resources etc. Based on a petition for the Scheme of Amalgamation filed with the High Court of Madras, India, the Court has approved the Scheme vide its order dated 26th June, 2009. Consequent upon the consummation of merger, the Company has taken over the assets and liabilities of Sify Communications (erstwhile subsidiary) and Sify Communications ceased to exist and got dissolved without winding up.
As per the Scheme, Sify Technologies has issued and allotted 10,530,000 Equity Shares of Rs.10/- each to Infinity Satcom, the only outside shareholder, towards the consideration for the assets and liabilities taken over by the Company.
Related Party Transactions
     The related parties where control / significant influence exists are subsidiaries and associates. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director whether executive or otherwise.
     In addition to the transactions described above regarding Mr. Raju Vegesna and Mr. Ananda Raju Vegesna, we engaged in the following transaction with an entity affiliated with Mr. Raju Vegesna.
     VALS Developers Private Limited (“VALS”).VALS is owned and controlled by Raju Vegesna Infotech & Industries Private Limited , in which Mr. Raju Vegesna , our principal share holder and Chief Executive Officer, is holding 94.66% equity in his personal capacity. During the year ended March 31, 2009, Sify entered into a memorandum of understanding with VALS Developers Private Limited to obtain land and building which is in the process of being constructed on a long term lease. The lease agreement, when final and executed, is expected to have an initial non-cancellable term of 5 years, with a further option for Sify to renew or cancel the lease for two five year terms. In connection with this memorandum of understanding, Sify has paid a security deposit of Rs.125,700 and advance rental of Rs.157,125 to VALS. The security deposit will be refunded at the end of lease term and the advance rental would be adjusted over 15 months from the commencement of lease term. It is customary in India that whenever a premises is taken up on lease for commercial purpose, a rental advance is paid in multiple months of rent (e.g.) 10 months of rent, which shall be refunded at the time of vacating the premises without any interest.
Loans to employees
     We provide salary advances to our employees in India who are not executive officers or directors.
The annual rate of interest for these loans is 0%. Loans aggregating Rs.5.4 million were outstanding as of March 31, 2009.
Item 8. Financial Information
Financial Statements
     We have elected to provide financial statements pursuant to Item 18 of Form 20-F. No significant change has occurred since the date of our annual financial statements for fiscal 2008.
Legal Proceedings
     (i) The Group and certain of its officers and directors are named as defendants in securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in Sify’s initial public offering of American Depositary Shares as defendants. This class action is brought on behalf of a purported class of purchasers of Sify’s ADSs from the time of Sify’s Initial Public Offering (“IPO”) in October 1999 through December 2000. The central allegation in this action is that the underwriters in Sify’s IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased Sify’s ADSs in the IPO and the aftermarket. The complaint also alleges that Sify violated the United States Federal Securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits.
In July 2002, an omnibus motion to dismiss all complaints against issuers and individual defendants affiliated with issuers was filed by the entire group of issuer defendants in these similar actions. In October 2002, the cases against the Group’s executive officers who were named as defendants in this action were dismissed without prejudice. In February 2003, the court in this action issued its decision on defendants’ omnibus motion to dismiss. This decision denied the motion to dismiss the Section 11 claim as to the Group and virtually all of the other issuer defendants. The decision also denied the motion to dismiss the Section 10(b) claim as to numerous issuer defendants, including the Group. On June 26, 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against Sify and over 300 other issuers who went public between 1998 and 2000, announced a proposed settlement with Sify and the other issuer defendants. The proposed settlement provided that the insurers of all settling issuers would guarantee that the plaintiffs recover $1 billion from non-settling defendants, including the investment banks who acted as underwriters in those offerings. In the event that the plaintiffs did not recover $1 billion, the insurers for the settling issuers would make up the difference. This proposed settlement was terminated on June 25, 2007, following the ruling by the United States Court of Appeals for the Second Circuit on December 5, 2006, reversing the District Court’s granting of class certification.
On August 14, 2007, the plaintiffs filed Amended Master Allegations. On September 27, 2007, the Plaintiffs filed a Motion for Class Certification. Defendants filed a Motion to Dismiss the focus cases on November 9, 2007. On March 26, 2008, the Court ruled on the Motion to Dismiss, holding that the plaintiffs had adequately pleaded their Section 10(b) claims against the Issuer Defendants and the Underwriter Defendants in the focus cases. As to the Section 11 claim, the Court dismissed the claims brought by those plaintiffs who sold their securities for a price in excess of the initial offering price, on the grounds that they could not show cognizable damages, and by those who purchased outside the previously certified class period, on the grounds that those claims were time barred. This ruling, while not binding on the Group’s case, provides guidance to all of the parties involved in this litigation. On October 2, 2008, plaintiffs requested that the class certification motion in the focus cases be withdrawn without prejudice. On October 10, 2008, the Court signed an order granting that request.
On April 2, 2009, the parties lodged with the Court a motion for preliminary approval of a proposed settlement between all parties, including the Company and its former officers and directors. The proposed settlement provides the plaintiffs with $586 million in recoveries from all defendants. Under the proposed settlement, the Issuer Defendants collectively would be responsible for $100 million, which would be paid by the Issuers’ insurers, on behalf of the Issuer Defendants and their officers and directors. Accordingly, any direct financial impact of the proposed settlement is expected to be borne by the Company’s insurers. On June 12, 2009, the Federal District Court granted preliminary approval of the proposed settlement. On September 10, 2009, the Federal District Court held the fairness hearing for final approval of the settlement. At the hearing it was noted that out of the seven million people who were sent notices of the settlement, only 140 people objected. The objectors had five main arguments: (1) the class definition is overbroad and does not exclude individuals who participated in the scheme; (2) the requested attorney’s fees are excessive; (3) the awards requested by the lead plaintiffs are excessive; (4) the settlement amount is insufficient and thus the recovery to class members is too small; and (5) the notice is insufficient, in part because it does not disclose the amounts requested by individual lead plaintiffs. The Court did not rule on the motion for final approval at the hearing and did not indicate when it planned to do so. The preliminarily approved settlement is subject to final approval by the Federal District Court overseeing the IPO Litigation and, if final approval is granted, it may potentially be subject to appellate review by United States Court of Appeals for the Second Circuit. Any direct financial impact of the preliminary approved settlement is expected to be borne by the Company’s insurers. The Group believes, the maximum exposure under this settlement is approximately U.S.$ 338,983.05, an amount which the Group believes is fully recoverable from the Group’s insurer.
(ii) The Group is a party to other legal actions arising in the ordinary course of business. Based on the available information, as of March 31, 2009, the Group believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect on it.
Dividends
     We have not declared or paid any cash dividends on our equity shares since inception and do not expect to pay any cash dividends for the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. Investors seeking cash dividends should not purchase our ADSs.
     Under Indian law, a corporation may pay dividends upon a recommendation by its Board of Directors and approval by a majority of its shareholders. Any future cash dividends on our equity shares represented by ADSs will be paid to the depository in rupees and will generally be converted into dollars by the depository and distributed to holders of ADSs, net of the depository’s fees and expenses.
Item 9. The Offer and Listing
Trading Markets
     There is no public market for our equity shares in India, the United States or any other market. Our ADSs evidenced by American Depository Receipts, or ADRs, are traded in the United States only on the Nasdaq Global Select Market. Each ADS represents one equity share. The ADRs evidencing ADSs were issued by our depository, Citibank, N.A., pursuant to a Deposit Agreement.

Price History
     Our ADSs commenced trading on the Nasdaq Market on October 19, 1999. The tables below set forth, for the periods indicated, high and low trading prices for our ADSs in United States dollars:
Prior Fiscal Years

	High	Low
Fiscal year ended	$	$

March 31, 2009	5.30	0.42
March 31, 2008	10.47	4.00
March 31, 2007	14.78	7.43
March 31, 2006	14.58	3.81
March 31, 2005	8.62	3.82

Quarters of Prior Fiscal Years

	High	Low
Fiscal year ended March 31, 2008	$	$

First Quarter	9.50	8.06
Second Quarter	10.47	6.75
Third Quarter	9.21	5.15
Fourth Quarter	5.25	4.00

	High	Low
Fiscal year ended March 31, 2009	$	$

First Quarter	5.41	3.73
Second Quarter	3.89	1.60
Third Quarter	2.05	0.42
Fourth Quarter	1.82	0.48

Most recent six months

	High	Low
Month	Rs.	Rs.

August 2009	48.98	47.54
July 2009	49.09	47.89
June 2009	48.60	46.96
May 2009	49.83	48.17
April 2009	50.53	49.49
March 2009	52.06	50.14

The initial public offering of our ADSs was priced on October 18, 1999 at a price of $18.00 per ADS.
Item 10. Additional Information
     Our authorized share capital is Rs. 610,000,000 shares, divided into 61,000,000 Equity Shares, having a par value Rs.10 per share. As of March 31,2009, 42,820,082 Equity Shares were issued, outstanding and fully paid, compared to 55,637,082 Equity Shares as of March 31,2008. During the fiscal year ended March 31, 2009, the Company had issued 142,500 equity shares, par value Rs.10 per share to the employees in respect of the exercise of the grants under Associate Stock Option Plan .
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

          A total of 5.73 million equity shares are reserved for issuance under our Associate Stock Option Plan, or ASOP. As of March 31, 2009, we had outstanding an aggregate of 1,211,900 options (net of options forfeited by employees ) under our ASOP with a weighted average exercise price equal to approximately Rs.152.51 ($ 2.99) per equity share. The unamortized stock compensation expense related to these grants amounted to Rs.55.84 million as of March 31, 2009.
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
          On March 24,2008 , the Company received a sum of Rs 112.14 million (comprising of Rs 12.81 towards face value and Rs 99.33 million towards securities premium / share premium) .Subsequently, Infinity Satcom Universal communicated to the Company vide their letter dated August 27, 2008 that consequent to the merger petition of Sify Communications Limited amalgamating with Sify Technologies Limited has been withdrawn from the High Court of Madras, that they would focus their attention on the business of Sify Communication Limited and hence shall not contribute the balance money towards the subscription of 12,817,000 Equity Shares on call. On August 29,2008 , the Board of Directors, forfeited the shares allotted and the application monies collected (Rs. 112.14 million including sums towards capital and premium) .
Pursuant to a Share Purchase Agreement dated May 31, 2009 between Raju Vegesna and Infinity Satcom Universal Private Limited, a company owned and controlled by Ananda Raju Vegesna, Executive Director of the Company and brother of Raju Vegesna, CEO & MD of the Company, Raju Vegesna has sold 4,000,000 Equity Shares of Rs.10/- each of the Company to Infinity Satcom for a consideration of USD 3,000,000 in a private transaction.
In November 2008, the Board of Directors of Sify Technologies Limited and Sify Communications limited decided to merge Sify Communications with Sify Technologies. Based on a petition for the Scheme of Amalgamation filed with the High Court of Madras, India, the Court has approved the Scheme vide its order dated June 26, 2009. Consequent upon the consummation of merger, the Company has taken over the assets and liabilities of Sify Communications (erstwhile subsidiary) and has issued and allotted 10,530,000 Equity Shares of Rs.10/- each to Infinity Satcom, the only outside shareholder, towards the consideration for the assets and liabilities taken over by the Company.
Memorandum and Articles of Association
     Set forth below is the material information concerning our share capital and a brief summary of the material provisions of our Articles of Association, Memorandum of Association and the Indian Companies Act, all as currently in effect. The following description of our equity shares and the material provisions of our Articles of Association and Memorandum of Association does not purport to be complete and is qualified in its entirety by our Articles of Association and Memorandum of Association that are incorporated by reference to this Annual Report on Form 20-F.
     Our Articles of Association provide that the minimum number of directors shall be 3 and the maximum number of directors shall be 12. Currently, we have 7 directors. Our Articles of Association provide that at least two-thirds of our directors shall be subject to re-election by our shareholders; and. atleast one-third of our directors who are subject to re-election shall be up for re-election at each Annual General Meeting of the shareholders.
     Our Articles of Association do not require that our directors have to hold shares of our company in order to serve on our board of directors.
     Our Articles of Association provide that any director who has a personal interest in a transaction must disclose such interest, must abstain from voting on such a transaction and may not be counted for the purposes of determining whether a quorum is present at the meeting. Such director’s interest in any such transaction shall be reported at the next meeting of shareholders. The remuneration payable to our directors may be fixed by the board of directors in accordance with provisions prescribed by the Government of India. Our Articles of Association provide that our board of directors may generally borrow or secure the payment of any sum of money for our business purposes, provided, however, where any amounts are to be borrowed, that when combined with any already outstanding debt, exceed the aggregate of our paid-up capital and free reserves, we cannot borrow such amounts without the consent of our shareholders.
     Objectives of Memorandum of Association
     The following is a summary of our Objects as set forth in Section 3 of our Memorandum of Association:
1.	To develop and provide Internet service, Internet Telephony, Infrastructure based services, Virtual Private Network and other related data, voice and video services, wide area communication network, value added services on the network, lease or other transfers of network, software, peripherals and related products, and to provide marketing services.
2.	To provide security products for corporate, carry on the business of consulting, software and hardware, integrated platform(s) for the e-commerce solutions, applications, information technology, security and all other kinds of technology solutions or services, and to acquire, maintain, operate, manage and undertake technology and infrastructure for this purpose.
3	To develop, service & sell/lease data based through direct or electronic media, to develop a wide area communication network of sell / lease the network or provide value added services on the network to develop, service, buy / sell computers, software, peripherals and related products to provide marketing services rising direct as well as electronic media;
4	To undertake the designing and development of systems and applications software either for its own use or for sale in India or for export outside India and to design and develop such systems and application software for or on behalf of manufacturers, owners and users of computer systems and digital / electronic equipment’s in India or elsewhere in the world;
5	To set up and run electronic data processing centres and to carry on the business of data processing, word processing, software consultancy, system studies, management consultancy, techno-economic feasibility studies of projects, design and development of management information systems, share / debenture issues management and / or registration and share/debenture transfer agency;
6.	To undertake and execute feasibility studies for Computerisation, setting up of all kind of computer systems and digital/electronic equipment’s and the selection, acquisition and installation thereof whether for the company or its customers or other users;
7	To conduct, sponsor or otherwise participate in training programmes, courses, seminar conferences in respect of any of the objects of the company and for spreading or imparting the knowledge and use of computers and computer programming languages including the publication of books, journals, bulletins, study / course materials, circulars and news-letters; and to undertake the business as agents, stockist, distributors, franchise holders or otherwise for trading or dealing in computer systems, peripherals, accessories, parts and computer consumables, continuous and non-continuous stationery, ribbons and other allied products and things and standard software packages.
8	To conduct e-commerce for sale of all kinds of products and services through direct or electronic media as well as on and off line e-commerce including travel related services, buying and selling of products and services / merchandise, software, data information etc., in India and abroad.

  Board of Directors
     In terms of the provisions of the Articles of Association of the Company and the Indian Companies Act, 1956:
(a)	no director of the company can vote on a proposal, arrangement or contract in which he is materially interested;

(b)	the directors of the company can not vote on a proposal in the absence of an independent quorum for compensation to themselves or their body;

(c)	each of our directors is entitled to receive a sitting fee not exceeding Rs.20,000 for every meeting of the Board of Directors and each meeting of a Committee of the Board of Directors, as well as all traveling and out-of-pocket expenses incurred in attending such meetings;

(d)	the directors are empowered to borrow moneys through board meetings up to the prescribed limit and beyond that with the approval of the shareholders through a General Meeting;

(e)	retirement of directors are determined by rotation and not based on age limit; and

(f)	no director is required to hold any qualification shares.
     For additional information, please see “Item 6. Director, Senior Management and Employees - Board Composition,” “-Board Committees” and “-Director Compensation,” and “-Officer Compensation” of this Annual Report on Form 20-F.
  Dividends
Under the Indian Companies Act, unless our Board of Directors recommends the payment of a dividend which is then declared by our shareholders in a general meeting, we may not declare a dividend. However, the board is not obliged to recommend a dividend Similarly, under our Articles of Association and the Indian Companies Act, although the shareholders may, at the annual general meeting, approve a dividend in an amount less than that recommended by the Board of Directors, they cannot increase the amount of the dividend. In India, dividends generally are declared as a percentage of the par value of a company’s equity shares. The dividend recommended by the Board of Directors, and thereafter declared by the shareholders in general meeting and subject to the limitations described above, is required to be distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the declaration by the shareholders at the annual general meeting. Pursuant to our Articles, our Board of Directors has the discretion to declare and pay interim dividends without shareholder approval. Under the Indian Companies Act, dividends can only be paid in cash to the registered shareholder, the shareholder’s order or the shareholder’s banker’s order, at a record date fixed on or prior to the date of the Annual General Meeting. We must inform the stock exchanges on which our equity shares and ADSs are listed of the record date for determining the shareholders who are entitled to receive dividends.
The Indian Companies Act provides that any dividends that remain unpaid or unclaimed after the 30-day period from the date of declaration of a dividend are to be transferred to a special bank account opened by the company at an approved bank. We have to transfer any dividends that remain unclaimed for seven years from the date of the transfer to an Investor Education and Protection Fund established by the Government of India under the provisions of the Indian Companies Act. After the transfer to this fund, such unclaimed dividends may not be claimed.
     With respect to equity shares issued during a particular fiscal year (including any equity shares underlying ADSs issued to the depository), cash dividends declared and paid for such fiscal year generally will be prorated from the date of issuance to the end of such fiscal year.
     Under the Indian Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years after providing for depreciation. Before declaring a dividend greater than 10% of the par value of its equity shares, a company is required under the Indian Companies Act to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10% depending upon the dividend percentage to be declared in such year.
     The Indian Companies Act further provides that, in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of the company’s accumulated profits that has been transferred to its reserves, subject to the following conditions:

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
  Voting Rights
     At any general meeting, voting is by show of hands unless a poll is demanded by a shareholder or shareholders present in person or by proxy holding at least 10% of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid up capital of at least Rs.50,000. Upon a show of hands, every shareholder entitled to vote and present in person has one vote and, on a poll, every shareholder entitled to vote and present in person or by proxy has voting rights in proportion to the paid up capital held by such shareholders. The Chairperson has a casting vote in the case of any tie.
     Any shareholder of the Company entitled to attend and vote at a meeting of the Company may appoint a proxy. The instrument appointing a proxy must be delivered to us at least 48 hours prior to the meeting. Unless the articles of association otherwise provide, a proxy may not vote except on a poll. A corporate shareholder may appoint an authorized representative who can vote on behalf of the shareholder, both upon a show of hands and upon a poll. An authorized representative is also entitled to appoint a proxy.
Ordinary resolutions may be passed by simple majority of those present and voting at any general meeting for which the required period of notice has been given. However, specified resolutions such as amendments to our Articles and the Memorandum of Association, commencement of a new line of business, the waiver of preemptive rights for the issuance of any new shares and a reduction of share capital, require that votes cast in favor of the resolution (whether by show of hands or on a poll) are not less than three times the number of votes, if any, cast against the resolution by members so entitled and voting As per the Indian Companies Act, unless the articles of association of a company provide for all directors to retire at every annual general meeting, not less than two-third of the directors of a public company must retire by rotation, while the remaining one-third may remain on the board until they resign or are removed. Our Articles of Association require two thirds of our Directors to retire by rotation. One-third of the directors who are subject to retirement by rotation must retire at each Annual General Meeting. Further, the Indian Companies Act requires certain resolutions such as those listed below to be voted on only by a postal ballot:
•	amendments of the memorandum of association to alter the objects of the company and to change the registered office of the company under section 146 of the Indian Companies Act;

•	the issuance of shares with differential rights with respect to voting, dividend or other provisions of the Indian Companies Act;

•	the sale of the whole or substantially the whole of an undertaking or facilities of the company;

•	providing loans, extending guarantees or providing a security in excess of the limits allowed under Section 372A of the Indian Companies Act;

•	varying the rights of the holders of any class of shares or debentures;

•	the election of a director by minority shareholders; and

•	the buy back of shares.
  Bonus Shares
     In addition to permitting dividends to be paid out of current or retained earnings as described above, the Indian Companies Act permits us to distribute an amount transferred from the reserve or surplus in our profit and loss account to our shareholders in the form of bonus shares, which are similar to a stock dividend. The Indian Companies Act also permits the issuance of bonus shares from a share premium account. Bonus shares are distributed to shareholders in the proportion recommended by the Board. Shareholders of record on a fixed record date are entitled to receive such bonus shares.
  Consolidation and Subdivision of Shares
The Indian Companies Act permits a company to split or combine the par value of its shares, provided such split or combination is not made in fractions. Shareholders of record on a fixed record date are entitled to receive the split or combination.

  Preemptive Rights and Issue of Additional Shares
The Indian Companies Act gives shareholders the right to subscribe for new shares in proportion to their respective existing shareholdings unless otherwise determined by a special resolution passed by a General Meeting of the shareholders. Under the Indian Companies Act, in the event of an issuance of securities, subject to the limitations set forth above, a company must first offer the new shares to the shareholders on a fixed record date. The offer must include: (i) the right, exercisable by the shareholders of record, to renounce the shares offered in favor of any other person; and (ii) the number of shares offered and the period of the offer, which may not be less than 15 days from the date of offer. If the offer is not accepted it is deemed to have been declined and thereafter the board of directors is authorized under the Indian Companies Act to distribute any new shares not purchased by the preemptive rights holders in the manner that it deems most beneficial to the company.
  Annual General Meetings of Shareholders
     We must convene an annual general meeting of shareholders each year within 15 months of the previous annual general meeting or within six months of the end of previous fiscal year, whichever is earlier and may convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10% of our paid up capital carrying voting rights. In certain circumstances a three month extension may be granted by the Registrar of Companies to hold the Annual General Meeting. The Annual General Meeting of the shareholders is generally convened by our Secretary pursuant to a resolution of the board of directors. In addition, the Board may convene an Extraordinary General Meeting of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10% of our paid up capital carrying voting rights. Written notice setting out the agenda of any meeting must be given at least 21 days prior to the date of the General Meeting to the shareholders of record, excluding the days of mailing and date of the meeting. Shareholders who are registered as shareholders on the date of the General Meeting are entitled to attend or vote at such meeting. The Annual General Meeting of shareholders must be held at our registered office or at such other place within the city in which the registered office is located, and meetings other than the Annual General Meeting may be held at any other place if so determined by the board of directors.
     Our Articles provide that a quorum for a general meeting is the presence of at least five shareholders in person.
  2009 Annual General Meeting
     Our Annual General Meeting for the fiscal year 2009 will be held on September 30, 2009 at the registered office of our company, 2nd Floor, Tidel Park, 4 Rajiv Gandhi Salai, Taramani, Chennai 600 113, India.
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
     To determine which shareholders are entitled to specified shareholder rights such as dividend, we may close the register of shareholders. The Indian Companies Act requires us to give at least seven days’ prior notice to the public before such closure. We may not close the register of shareholders for more than thirty consecutive days, and in no event for more than forty-five days in a year.
     Following the introduction of the Depositories Act, 1996, and the repeal of Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in some circumstances, the equity shares of a public company are freely transferable, subject only to the provisions of Section 111A of the Indian Companies Act and the listing agreement entered into between the Company and relevant stock exchange on which the shares of the Company are listed. Since we are a public company under Indian law, the provisions of Section 111A will apply to us. Our Articles currently contain provisions, that give our directors discretion to refuse to register a transfer of shares in some circumstances. According to our Articles, our directors are required to exercise this right in the best interests of our company. While our directors are not required to provide a reason for any such refusal in writing, they must give notice of the refusal to the transferee within two months after receipt of the application for registration of transfer by our company. In accordance with the provisions of Section 111A(2) of the

Indian Companies Act, our directors may exercise this discretion if they have sufficient cause to do so. If our directors refuse to register a transfer of shares, the shareholder wishing to transfer his, her or its shares may file a civil suit or an appeal with the Company Law Board or CLB/Tribunal.
     Pursuant to Section 111A(3), if a transfer of shares contravenes any of the provisions of the Indian Companies Act and Securities and Exchange Board of India Act, 1992 or the regulations issued there under or the Sick Industrial Companies (Special Provisions) Act, 1985 or any other Indian laws, the CLB/Tribunal may, on application made by the relevant company, a depository incorporated in India, an investor, a participant, or the Securities and Exchange Board of India or other parties, direct the rectification of the register,record of members and/or beneficial owners. Pursuant to Section 111A(4),the CLB/Tribunal may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its investigation into the alleged contravention. Notwithstanding such investigation, the rights of a shareholder to transfer the shares will not be restricted.
     Under the Indian Companies Act, unless the shares of a company are held in a dematerialized form, a transfer of shares is effected by an instrument of transfer in the form prescribed by the Indian Companies Act and the rules there under together with delivery of the share certificates. Our transfer agent is Citibank, N.A. — Mumbai branch.
  Disclosure of Ownership Interest
     Section 187C of the Indian Companies Act requires holders of record who do not hold beneficial interests in shares of Indian companies to declare to the company certain details, including the nature of the holder’s interest and details of the beneficial owner. Any person who fails to make the required declaration within 30 days may be liable for a fine of up to Rs. 1,000 for each day the declaration is not made. Any charge, promissory note or other collateral agreement created, executed or entered into with respect to any share by the ostensible owner thereof, or any hypothecation by the ostensible owner of any share, pursuant to which a declaration is required to be made under Section 187C, shall not be enforceable by the beneficial owner or any person claiming through the beneficial owner if such declaration is not made. Failure to comply with Section 187C will not affect the obligation of the company to register a transfer of shares or to pay any dividends to the registered holder of any shares pursuant to which such declaration has not been made.
  Audit and Annual Report
     Under the Indian Companies Act, a company must file its annual report with the Registrar of Companies within 7 months from the close of the accounting year or within 30 days from the date of the Annual General Meeting, whichever is earlier. At least 21 days before the annual general meeting of shareholders excluding the days of mailing and receipt, we must distribute to our shareholders a detailed version of our audited balance sheet, profit and loss account and cash flow statement and the related reports of the Board and the auditors, together with a notice convening the annual general meeting. These materials are also generally made available at our corporate website, www.sifycorp.com. Under the Indian Companies Act, we must file the balance sheet and annual profit and loss account presented to the shareholders within 30 days of the conclusion of the annual general meeting with the Registrar of Companies in Tamil Nadu, India, which is the state in which our registered office is located. We must also file an annual return containing a list of our shareholders and other information within 60 days of the conclusion of the meeting.
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
Any ADS holder may participate in a company’s purchase of its own shares by withdrawing his or her ADSs from the depository facility, acquiring equity shares upon the withdrawal and then selling those shares back to the company.
There can be no assurance that equity shares offered by an ADS investor in any buyback of shares by us will be accepted by us. The regulatory approvals required for ADS holders to participate in a buyback are not entirely clear. ADS investors are advised to consult their legal advisors for advice prior to participating in any buyback by us, including advice related to any related regulatory approvals and tax issues.
  Liquidation Rights

     Subject to the rights of creditors, employees and the holders of any shares entitled by their terms to preferential repayment over the equity shares and taxes, if any, as may be prescribed under the Indian Companies Act, in the event of our winding-up the holders of the equity shares are entitled to be repaid the amounts of paid up capital or credited as paid up on those equity shares. All surplus assets after payments due to the holders of any preference shares at the commencement of the winding-up shall be paid to holders of equity shares in proportion to their shareholdings.
  Redemption of Equity Shares
     Under the Indian Companies Act, equity shares are not redeemable.
  Discriminatory Provisions in Articles
     There are no provisions in our Articles of Association discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.
  Alteration of Shareholder Rights
     Under the Indian Companies Act, and subject to the provisions of the articles of association of a company, the rights of any class of shareholders can be altered or varied (i) with the consent in writing of the holders of not less than three-fourths of the issued shares of that class; or (ii) by special resolution passed at a separate meeting of the holders of the issued shares of that class. In the absence of any such provision in the articles, such alteration or variation is permitted as long as it is not prohibited by the agreement governing the issuance of the shares of that class.
     Under the Indian Companies Act, the articles of association may be altered by a special resolution of the shareholders
  Provisions on Changes in Capital
     Our authorized capital can be altered by an ordinary resolution of the shareholders in a General Meeting. The additional issue of shares is subject to the preemptive rights of the shareholders. In addition, a company may increase its share capital, consolidate its share capital into shares of larger face value than its existing shares or sub-divide its shares by reducing their par value, subject to an ordinary resolution of the shareholders in a General Meeting.
Material Contracts
     See the agreements listed in Item 7, “Major Shareholders and Related Party Transactions” regarding our material contracts involving certain of our officers and directors.
Exchange Controls
  General
     The Subscription, Purchase and Sale of shares of an Indian company by Person Resident outside India (non-residents) are governed by various Indian laws regulating the Transfer or Issue of Securities by the Company to non-residents. These regulations have been progressively relaxed in recent years. Set forth below is a summary of various forms of investment, and the regulations applicable to each, including the requirements under Indian law applicable to the issuance of ADSs.
  Foreign Direct Investment
     Foreign Direct Investment (FDI) in India is governed by the FDI Policy announced by the Government of India and the provisions of the Foreign Exchange Management Act (FEMA), 1999. Reserve Bank has issued Notification No. FEMA 20 /2000-RB dated May 3, 2000 which contains the Regulations in this regard. This Notification has been amended from time to time. The various amendments are compiled every year in Master Circulars. In terms of Master Circular issued in July 1, 2009, FDI is freely permitted in almost all sectors. Under the FDI Scheme, investments can be made by non-residents in the shares / convertible debentures / preference shares of an Indian company, through two routes; the Automatic Route and the Government Route. Under the Automatic Route, the foreign investor or the Indian company does not require any approval from the Reserve Bank or Government of India (RBI) for the investment. Under the Government Route, prior approval of the Government of India, Ministry of Finance, Foreign Investment Promotion Board (FIPB) is required. The details of FDI are contained in the policy and procedures in respect of FDI in India are available in “the Manual on Investing in India — Foreign Direct Investment, Policy & Procedures”.
     In terms of Master Circular issued in July 2009, in most manufacturing / service sectors do not require prior approval of the FIPB, or the RBI, if the activity of the investee-Company fulfill the conditions prescribed for Automatic Route. These conditions include certain eligibility norms, pricing requirements, subscription in foreign exchange, compliance with the Takeover Code (as described below), and ownership restrictions based on the nature of the foreign investor (as described below). Purchases by foreign investors of ADSs are treated as direct foreign investment in the equity issued by Indian companies for such offerings. Foreign investment up to 74 % of our share capital is currently permitted in our industry (telecom industry).
  Subsequent Transfers
     Restrictions for subsequent transfers of shares of Indian companies between residents and non-residents were relaxed significantly as of October 2004. As a result, for a transfer between a resident and a non-resident of securities of an Indian company in the Telecom sector, such as ours, no prior approval of either the RBI or the Government of India is required, as long as the terms and conditions set out in A.P. (DIR Series) Circular No. 16 of October 4, 2004 is complied with. These conditions / procedure include compliance with pricing guidelines, Consent letters from the Transaction Parties, applicability of regulatory requirements such as FDI and the Takeover Code, filing Form FC TRS with Authorised Dealers (authorized bankers) with relevant enclosures and so on.
     Transfers of shares or convertible debenture, by way of sale or gift, between two non-residents are not subject to RBI approvals or pricing restrictions, provided the buying non-residents do not have investment in similar business / collaboration / commercial arrangements in India. If the buying non-residents have similar investment / collaboration / commercial arrangements in India, prior Government Approval is required for such transaction.
  Portfolio Investment by Non-Resident Indians
     (i) Foreign Institutional Investors (FIIs) registered with SEBI and Non-resident Indians (NRIs) are eligible to purchase shares and convertible debentures issued by Indian companies under the Portfolio Investment Scheme (PIS). (ii) The FIIs, which have been granted registration by SEBI, should approach their designated AD Category — I bank (known as Custodian bank), for opening a foreign currency account and / or a Non Resident Special Rupee Account. (iii) NRIs can approach the designated branch of any AD Category — I bank authorised by the Reserve Bank to administer the Portfolio Investment Scheme for permission to open a NRE/NRO account under the Scheme for routing investments. In addition to this, detailed information is contained in the Master Circular of July 2009 issued by RBI regarding Portfolio Investment Scheme.
  Investment by Foreign Institutional Investors under PIS
Reserve Bank has given general permission to SEBI registered FIIs/sub-accounts to invest under the PIS. (i) Shareholding (a) Total shareholding of each FII/sub-account under this Scheme shall not exceed 10 per cent of the total paid-up capital or 10 per cent of the paid-up value of each series of convertible debentures issued by the Indian company. (b) Total holdings of all FIIs /sub-accounts put together shall not exceed 24 per cent of the paid-up capital or paid-up value of each series of convertible debentures. This limit of 24 per cent can be increased to the sectoral cap / statutory limit, as applicable to the Indian company concerned, by passing a resolution of its Board of Directors followed by a special resolution to that effect by its General Body. Overseas corporate bodies controlled by NRIs, or OCBs, were previously permitted to invest on favorable terms under the Portfolio Investment Scheme. The RBI no longer recognizes OCBs as an eligible class of investment vehicle under various routes and schemes under the foreign exchange regulations (c) A domestic asset management company or portfolio manager, who is registered with SEBI as an FII for managing the fund of a sub-account can make investments under the Scheme on behalf of: i. a person resident outside India who is a citizen of a foreign state, or ii. a body corporate registered outside India; provided, such investment is made out of funds raised or collected or brought from outside through normal banking channel. Investments by such entities shall not exceed 5 per cent of the total paid-up equity capital or 5 per cent of the paid-up value of each series of convertible debentures issued by an Indian company, and shall also not exceed the overall ceiling specified for FIIs.
  Issue of shares by Indian companies under ADR / GDR
i) Depository Receipts (DRs) are negotiable securities issued outside India by a Depository bank, on behalf of an Indian company, which represent the local Rupee denominated equity shares of the company held as deposit by a Custodian bank in India. DRs are traded on Stock Exchanges in the US, Singapore, Luxembourg, etc. DRs listed and traded in the US markets are known as

American Depository Receipts (ADRs) and those listed and traded elsewhere are known as Global Depository Receipts (GDRs). In the Indian context, DRs are treated as Foreign Direct Investment (FDI).
ii) Indian companies can raise foreign currency resources abroad through the issue of ADRs/GDRs, in accordance with the Scheme for issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 and guidelines issued by the Government of India thereunder from time to time.
iii) A company can issue ADRs / GDRs if it is eligible to issue shares to persons resident outside India (non-resident) under the FDI Scheme. However, an Indian listed company, which is not eligible to raise funds from the Indian Capital Market including a company which has been restrained from accessing the securities market by the Securities and Exchange Board of India (SEBI) will not be eligible to issue ADRs/GDRs.
iv) Unlisted companies, which have not yet accessed the ADR/GDR route for raising capital in the international market, would require prior or simultaneous listing in the domestic market, while seeking to issue such overseas instruments. Unlisted companies, which have already issued ADRs/GDRs in the international market, have to list in the domestic market on making profit or within three years of such issue of ADRs/GDRs, whichever is earlier. Further, they are prohibited to issue further ADRs/GDRs till the listing in the domestic market is completed.
  Takeover Code
     Upon conversion of ADSs into equity shares, a holder of ADSs will be subject to the Takeover Code as prescribed by the Security Exchange Commission of India
  Fungibility of ADSs
A limited two-way Fungibility scheme has been put in place by the Government of India for ADRs / GDRs. Under this Scheme, a stock broker in India, registered with SEBI, can purchase shares of an Indian company from the market for conversion into ADRs/GDRs based on instructions received from overseas investors. Re-issuance of ADRs / GDRs would be permitted to the extent of ADRs / GDRs which have been redeemed into underlying shares and sold in the Indian market.
     Currently, there is no public trading market for our equity shares in India or elsewhere nor can we assure you that we will take steps to develop one. Our equity securities are only traded on Nasdaq through the ADSs as described in this report. Under prior Indian laws and regulations, our Depository could not accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares without prior approval of the Government of India. The Reserve Bank of India has announced fungibility regulations permitting, under limited circumstances, the conversion of ADSs to equity shares and the reconversion of equity shares to ADSs provided that the actual number of ADSs outstanding after such reconversion is not greater than the original number of ADSs outstanding. If you elect to surrender your ADSs and receive equity shares, you will not be able to trade those equity shares on any securities market and, under present law, likely will not be permitted to reconvert those equity shares to ADSs.
     If in the future a market for our equity shares is established in India or another market outside of the United States, those shares may trade at a discount or premium to the ADSs. Under current Indian regulations and practice, the approval of the Reserve Bank of India is not required for the sale of equity shares underlying ADSs by a non-resident India to a resident India as well as for renunciation of rights to a resident of India, unless the sale of equity shares underlying the ADSs is through a recognized stock exchange or in connection with the offer made under the regulations regarding takeovers. The shareholders who intend transferring their equity shares shall comply with the procedural requirements set out under the head ‘subsequent transfers’ above.
  Transfer of ADSs and Surrender of ADSs
     A person resident outside India may transfer the ADSs held in Indian companies to another person resident outside India without any permission. An ADS holder is permitted to surrender the ADSs held by him in an Indian company and to receive the underlying equity shares under the terms of the Deposit Agreement. Under Indian regulations, the re-deposit of these equity shares with the Depository for ADSs may not be permitted.

  Government of India Approvals
     Pursuant to the RBI’s regulations relating to sponsored ADS offerings, an issuer in India can sponsor the issue of ADSs through an overseas depository against underlying equity shares accepted from holders of its equity shares in India. The guidelines specify, among other conditions, that:
•	the ADSs must be offered at a price determined by the lead manager of such offering;

•	all equity holders may participate;

•	the issuer must obtain special shareholder approval; and

•	the proceeds must be repatriated to India within one month of the closure of the issue.
     Ownership Restrictions
     The Securities and Exchange Board of India and Reserve Bank of India regulate Portfolio Investments in Indian Companies by Foreign Institutional Investors and Non-Resident Indians, both of which we refer to as foreign portfolio investors. The Reserve Bank of India issued a circular in August 1998 stating that foreign institutional investors in aggregate may hold no more than 30% of the equity shares of an Indian company and non-resident Indians and overseas corporate bodies in aggregate may hold no more than 10% of the shares of an Indian company through portfolio investments. Under current Indian Law, the aggregate of the investment by the Foreign Institutional Investors can’t be more than 24% of the equity share capital of an Indian company, and the aggregate of the investment by the Non-Resident Indians can’t be more than 10% of the equity share capital of an Indian Company through Portfolio Investments. The 24% and 10% limit referred above may be increased to 49% and 24% respectively on passing of a Special Resolution by the Shareholders to that effect. Moreover, no single Foreign Institutional Investor may hold more than 10% of the shares of an Indian company and no single Non-Resident Indian may hold more than 5% of the shares of an Indian company.
     Foreign institutional investors are urged to consult with their Indian legal and tax advisers about the relationship between the foreign institutional investor regulations and the ADSs and any equity shares withdrawn upon surrender of ADSs.
     Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, Every purchaser who acquires (directly or indirectly) of more than 5% of the equity share capital at any point of time (the aggregate of the existing shares and the newly acquired shares) of a Listed Public Indian Company, is required to notify the Company with in four days of such acquisition or receipt of allotment information and the Company in turn is required to notify all the stock exchanges on which the shares of the company are listed with seven days.
     Any purchaser whose proposed acquisition entitled him to hold 15% (the aggregate of the existing shares and the newly acquired shares) or more of such shares or a change in control of the company, either by himself or with others acting in concert is required to make annual disclosures of the purchaser’s holdings in the company and to make an Open Offer to the other Shareholders offering to purchase at least 20% of all the outstanding shares of the company at a minimum offer price as determined pursuant to the provisions of the regulations. A purchaser who holds between 15 % and 75 % of a company’s shares cannot acquire additional shares or voting rights that would entitle the purchaser to exercise an additional 5.% of the voting rights in any 12 month period unless such purchaser makes a public announcement offering to acquire an additional 20% of the company’s shares. Upon conversion of ADSs into equity shares, an ADS holder will be subject to the Takeover Code. The Takeover Code does not apply to purchases involving the acquisition of shares (i) by allotment in a public and rights issue, (ii) pursuant to an underwriting agreement, (iii) by registered stockbrokers in the ordinary course of business on behalf of customers, (iv) in unlisted companies, (v) pursuant to a scheme of reconstruction or amalgamation or (vi) pursuant to a scheme under Section 18 of the Sick Industrial Companies (Special Provisions) Act, 1985. The Takeover Code does not apply to purchases in the ordinary course of business by public financial institutions either on their own account or as a pledgee. In addition, the Takeover Code does not apply to the purchase of ADSs so long as they are not converted into equity shares. However, since we are an unlisted company, the provisions of the new regulations will not apply to us. If our shares are listed on an Indian stock exchange in the future, the new regulations will apply to the holders of our ADSs.
     Open market purchases of securities of Indian companies in India by foreign direct investors or investments by non-resident Indians and foreign institutional investors above the ownership levels set forth above require Government of India approval on a case-by-case basis.

     Voting Rights of Deposited Equity Shares Represented by ADSs
     Holders of ADSs generally have the right under the deposit agreement to instruct the depository bank to exercise the voting rights for the equity shares represented by the related ADSs. At our request, the depository bank will mail to the holders of ADSs any notice of shareholders’ meeting received from us together with information explaining how to instruct the depository bank to exercise the voting rights of the securities represented by ADSs.
     If the depository bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions. In the event that voting takes place by a show of hands, the depository bank will cause the custodian to vote all deposited securities in accordance with the instructions received by holders of a majority of the ADSs for which the depository bank receives voting instructions.
     Please note that the ability of the depository bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that ADS holders will receive voting materials in time to enable them to return voting instructions to the depository bank in a timely manner. Securities for which no voting instructions have been received will not be voted except as discussed above.
     As a foreign private issuer, we are not subject to the SEC’s proxy rules, which regulate the form and content of solicitations by United States-based issuers of proxies from their shareholders. To date, our practice has been to provide advance notice to our ADS holders of all shareholder meetings and to solicit their vote on such matters, through the depository, and we expect to continue this practice. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the SEC’s proxy rules.
     Under Indian law, the ADS holders have the right to vote on any general meetings either by show of hands or by poll only on becoming the Shareholder of the Company by converting the ADS into equity shares of the Company.
Taxation
  Indian Taxation
     General. The following relates to the principal Indian tax consequences for holders of ADSs and equity shares received upon withdrawal of such equity shares who are not resident in India, whether of Indian origin or not. We refer to these persons as non-resident holders. The following summary is based on the law and practices of the Income-tax Act,1961, or Income-tax Act including the special tax regime contained in Sections 115AC and 115 ACA of the Income-tax Act read with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme, 1993 or the Scheme, as amended. The Income-tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of Sections 115AC and 115ACA may be amended or changed by future amendments to the Income-tax Act
     This section is not intended to constitute a complete analysis of the individual tax consequences to non-resident holders under Indian law for the acquisition, ownership and sale of ADSs and equity shares. Personal tax consequences of an investment may vary for non-resident holders in various circumstances, and potential investors should therefore consult their own tax advisers on the tax consequences of such acquisition, ownership and sale, including specifically the tax consequences under the law of the jurisdiction of their residence and any tax treaty between India and their country of residence.
Residence.
For purposes of the Income-tax Act, an individual is considered to be a resident of India during any fiscal year if he or she is in India in that year for a period or periods amounting to at least 182 days; or at least 60 days and, within the four preceding years has been in India for a period or periods amounting to at least 365 days.
The period of 60 days referred to above shall be read as 182 days (i) in case of a citizen of India who leaves India in a previous year for the purposes of employment outside of India or (ii) in the case of a citizen of India or a person of Indian origin living abroad who visits India.
Taxation of Distributions. The Finance Act, 2003 has inserted with effect from April 1, 2004, dividend income from domestic company will be exempt from tax in the hands of shareholders as the domestic companies will be liable to pay a dividend distribution tax at the rate of 16.99% inclusive of applicable surcharge and education cess. The Finance Act , 2008 introduced Section 115 O (1A) effective April 1, 2008 under which a domestic company, subject to certain conditions, can set off the dividend income received from its subsidiary from the amount of dividend income declared by it to its shareholders and would therefore be liable to dividend distribution tax only on the balance dividend after such set-off. Any distributions of additional ADSs or equity shares to resident or non-resident holders will not be subject to Indian tax. Similarly, the acquisition by a non-resident holder of equity shares upon redemption of ADSs will not constitute a taxable event for Indian income tax purposes as it is not regarded as transfer under sec 47(xa) of the Indian Income tax laws . Such acquisition will, however, give rise to a stamp duty as described below under “Stamp Duty and Transfer Tax.”
     Minimum Alternate Tax . The Indian Government had introduced Section 115JA to the Income Tax Act which came into effect in April 1, 1997, to bring certain zero tax companies under the ambit of a Minimum Alternative Tax, or MAT. If the taxable income of a company computed under this Act, in respect of a previous year was less than 30% of its book profits, the total income of such company chargeable to tax for the relevant previous year shall be deemed to be an amount equal to 30% of such book profits. Effective April 1, 2001, Finance Act, 2000 introduced Section 115JB, pursuant to which the income of companies eligible for tax holiday under sections 10A or 10AA of the Act was exempted from MAT. The amount of income to which any of the provisions of section 10A or section 10AA apply, was reduced from the book profit for the purposes of calculation of income tax payable under the aforesaid section. The Finance Act, 2007 included income eligible for deductions under sections 10A and 10AA of the Act in the computation of book profits for the levy of MAT. The rate of MAT for domestic companies, effective April 1, 2007, is 11.33% (inclusive of applicable surcharge and education cess) and levied on its book profits. The Income tax Act provides that the MAT paid by the companies can be adjusted against its tax liability under the normal provisions of the India Income tax laws but limited to the extent that is over and above the tax computed under MAT provisions over the next seven years which is being increased to 10 years by the Finance (No 2) Act 2009. The Finance Act (No 2) 2009 has increased the rate of MAT to 16.995%(inclusive of applicable surcharge and education cess) and increased the number of years to 10 year to carry forward the MAT credit
     Fringe Benefits Tax . The Finance Act, 2007 imposed a Fringe Benefits Tax, or FBT in respect of any specified security or sweat equity shares allotted or transferred, directly or indirectly, by a company free of cost or at concessional rate to its current or former employees. The FBT is applicable for all options granted under a company’s stock option plan, where such option is exercised on or after April 1, 2007. The value of fringe benefit is the fair market value, or FMV, of the specified security or share as on the date of vesting of the option with the employee as reduced by the amount actually paid by, or recovered from the employee in respect of such security or share. The value of the fringe benefit is subject to FBT at the rate of 33.99%, inclusive of applicable surcharge and education cess. The Finance Act, 2007 introduced a new section 115WKA in the Income Tax Act enabling an employer to recover FBT payable in respect of specified securities or sweat equity shares from its employees. The Finance Act, 2008 introduced a new section 115WKB, effective April 1, 2008, which provides that FBT paid by the employer and subsequently recovered from the employee shall be deemed to be tax paid by the employee in relation to the value of fringe benefits provided to him. However, the employee is not entitled to any refund of such deemed payment of tax and shall not be entitled to any claim of credit against any other tax liability. The Ministry of Finance has decided to abolish the levy of FBT at the hands of the employers from fiscal 2009- 2010 onwards.
     Taxation of Capital Gains. Any gain realized on the sale of ADSs by a non-resident holder to any non-resident outside India is not subject to Indian capital gains tax as it is not regarded as transfer by virtue of section 47(viia) of Indian Income tax laws which is prerequisite for taxing as capital gains.
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
     Subject to any relief provided pursuant to an applicable tax treaty, any gain realized on the sale of equity shares to an Indian resident or inside India generally will be subject to Indian capital gains tax. However, the acquisition by non-resident holders of equity shares in exchange for ADSs will not be subject to Indian capital gains tax. .When the sale of equity shares is liable to capital gain tax the cost of acquisition for computing the tax is taken as the original cost of acquisition of the ADSs by virtue of the section 49(2A) of the Indian Income tax laws. Therefore, the original cost of acquisition of the ADSs may be treated as the cost of acquisition for the purposes of determining the capital gains tax. According to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme, a non-resident holder’s holding period for purposes of determining the applicable Indian capital gains tax rate in respect of equity shares received in exchange for ADSs commences on the date of the notice of the redemption by the depository to the custodian. The India-U.S. Treaty does not provide an exemption from the imposition of Indian capital gains tax.
     Under Section 115AC, taxable gain realized in respect of equity shares held for more than 12 months, or long-term gain, is subject to tax at the rate of 10%. Taxable gain realized in respect of equity shares held for 12 months or less, or short-term gain, is subject to tax at variable rates with a maximum rate of 40%. The actual rate of tax on short-term gain depends on a number of factors, including the country of residence of the non-resident holder and the type of income chargeable in India.
     Withholding Tax on Capital Gains. Any taxable gain realized by a non-resident on the sale of ADSs or equity shares is to be withheld at the source by the buyer. However, as per the provisions of Section 196D(2) of the Income Tax Act, no withholding tax is required to be deducted from any income by way of capital gains arising to Foreign Institutional Investors as defined in Section 115AD of the Income Tax Act on the transfer of securities defined in Section 115AD of the Income Tax Act.
     Buy-back of Securities. Indian companies are not subject to any tax on the buy-back of their shares. However, the shareholders will be taxed on any resulting gains. We would be required to deduct tax at source according to the capital gains tax liability of a non-resident shareholder
     Stamp Duty and Transfer Tax. Upon issuance of the equity shares underlying our ADSs, we are required to pay a stamp duty of 0.1% of the aggregate value of the shares issued, provided that the issue of dematerialized shares is not subject to Indian stamp duty. A transfer of ADSs is not subject to Indian stamp duty. However, upon the acquisition of equity shares from the depository in exchange for ADSs, the non-resident holder will be liable for Indian stamp duty at the rate of 0.25% of the market value of the equity shares on the redemption date. Similarly upon a sale of shares in physical form, stamp duty at the rate of 0.25% of the market value of the equity shares on the trade date is payable, although customarily such duty is borne by the purchaser. Our equity shares, if and when issued and traded in dematerialized form, are not subject to Indian stamp duty.
     Wealth Tax. The holding of the ADSs in the hands of non-resident holders and the holding of the underlying equity shares by the depository as a fiduciary will be exempt from Indian wealth tax. Non-resident holders are advised to consult their own tax advisers in this context.
     Gift Tax and Estate Duty. Indian gift tax was abolished in October 1998. In India, there is no estate duty law. As a result, no estate duty would be applicable in India. Non-resident holders are advised to consult their own tax advisors in this context.
     Service Tax. Brokerage or commission paid to stock brokers in connection with the sale or purchase of shares is subject to a service tax of 10%, excluding surcharges and education cess. The stock broker is responsible for collecting the service tax from the shareholder and paying it to the relevant authority
Income Tax Matters
     The statutory corporate income tax rate and the surcharge thereon are subject to change in line with the changes announced in the Union Budget each year. For fiscal year 2009, the corporate income tax rate was 30%, subject to a surcharge of 10% and education cess of 2% and 1% secondary and higher education cess, resulting in an effective tax rate of 33.99%. For fiscal year 2010 also, the corporate income tax rate is 30%, subject to a surcharge of 10% and education cess of 2 % and 1% secondary and higher education cess, resulting in an effective tax rate of 33.99%. We cannot assure you that the current income tax rate will remain unchanged in the future. We also cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be levied by the Government of India. Until April 1, 2002, dividends declared, distributed or paid by an Indian corporation were subject to a dividend tax of 10.2%, including the applicable surcharge for fiscal 2002, of the total amount of the dividend declared, distributed or paid. This tax is not paid by shareholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation before distribution of a dividend. Effective April 1, 2002, Indian companies were no longer to be taxed on declared dividends. The Finance Act, 2003 proposed that after April 1, 2003, dividend income will be exempt from tax for shareholders and that domestic companies will be liable to pay a dividend distribution tax at the rate of 12.5% plus a surcharge and education cess at the time of the distribution. The Finance Act 2007 has increased the rate of dividend distribution tax to 15% plus applicable surcharge and education cess resulting in an effective rate of 16.95%

  Material United States Federal Tax Consequences
     The following is a summary of the material U.S. federal income and estate tax consequences that may be relevant with respect to the acquisition, ownership and disposition of equity shares or ADSs and is for general information only. This summary addresses the U.S. federal income and estate tax considerations of holders that are U.S. holders. U.S. holders are beneficial holders of equity shares or ADSs who are citizens or residents of the United States, or corporations (or other entities treated as corporations for U.S. federal tax purposes) created in or under the laws of the United States or any political subdivision thereof or therein, estates, the income of which is subject to U.S. federal income taxation regardless of its source, and trusts for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions or that has a valid election under applicable U.S. Treasury regulation to be treated as a U.S. person. This summary is limited to U.S. holders who will hold equity shares or ADSs as capital assets for U.S. federal income tax purposes generally, for investment. In addition, this summary is limited to U.S. holders who are not resident in India for purposes of the Convention Between the Government of the United States of America and the Government of the Republic of India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income. If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, holds the equity shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding equity shares or ADSs should consult his, her or its own tax advisor.
     This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, financial institutions, dealers in securities or currencies, tax-exempt entities, persons that will hold equity shares or ADSs as a position in a ‘straddle’ or as part of a ‘hedging’ or ‘conversion’ transaction for tax purposes, persons that have a ‘functional currency’ other than the U.S. dollar or holders of 10% or more, by voting power or value, of the shares of our company. This summary is based on the tax laws of the United States as in effect on the date of this Annual Report on Form 20-F and on United States Treasury Regulations in effect or, in some cases, proposed, as of the date of this Annual Report on Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date, and is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.
EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSs
     Ownership of ADSs. For U.S. federal income tax purposes, holders of ADSs will be treated as the holders of equity shares represented by such ADSs
     Dividends. The gross amount of any distributions of cash or property with respect to ADSs or equity shares (before reduction for any Indian withholding taxes) generally will be included in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally should be the date of receipt by the Depository, to the extent such distributions are made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles), of our company. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by our company exceeds our company’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles) such excess will be treated first as a tax-free return of capital to the extent of the U.S. holder’s tax basis in the equity shares or ADSs, and thereafter as capital gain.
     Subject to certain limitations, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a ‘qualified foreign corporation’ for United States federal income tax purposes. A qualified foreign corporation includes a foreign corporation if (1) its shares (or, according to legislative history, its ADSs) are readily tradable on an established securities market in the United States or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States. In addition, a corporation is not a qualified foreign corporation if it is a passive foreign investment company (as discussed below). The ADSs are traded on the NASDAQ Global Select Market. Due to the absence of specific statutory provisions addressing ADSs, however, there can be no assurance that we are a qualified foreign corporation solely as a result of our listing on NASDAQ Global Select Market. Nonetheless, we may be eligible for benefits under the comprehensive income tax treaty between India and the United States. The reduced rate of taxation will not apply to dividends received in taxable years beginning after December 31, 2010. Each U.S. holder should consult its own tax advisor regarding the treatment of dividends and such holder’s eligibility for a reduced rate of taxation.
     Subject to certain conditions and limitations, any Indian withholding tax imposed upon distributions paid to a U.S. holder with respect to ADSs or equity shares should be eligible for credit against the U.S. holder’s federal income tax liability. Alternatively, a U.S. holder may claim a deduction for such amount, but only for a year in which a U.S. holder does not claim a credit with respect to any foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, distributions on ADSs or ordinary shares generally will be ‘passive category income’ or ‘general category income’ for purposes of computing the United States foreign tax credit allowable to a U.S. holder.
     If dividends are paid in Indian rupees, the amount of the dividend distribution included in the income of a U.S. holder will be in the U.S. dollar value of the payments made in Indian rupees, determined at a spot exchange rate between Indian rupees and U.S. dollars applicable to the date such dividend is included in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss, if any, resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss
     Sale or Exchange of Equity shares or ADSs. A U.S. holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder’s tax basis, determined in U.S. dollars, in the equity shares or ADSs. Subject to special rules described below governing passive foreign investment companies, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the equity shares or ADSs were held for more than one year. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes. The deductibility of capital losses may be subject to limitation.
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
Documents on Display
          This report and other information filed or to be filed by us can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials can also be obtained from the Public Reference Section of the SEC, 100 F Street, NE., Washington, DC 20549, at prescribed rates. Additionally, all of our publicly filed SEC reports are available at the SEC’s website, www.sec.gov, which contains all the public filings and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.
          Additionally, documents referred to in this Form 20-F may be inspected at our corporate offices which are located at Tidel Park. No, 4, Rajiv Gandhi Salai, Taramani, Chennai, 600 113 India.
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
Refer to note 37 of the notes to consolidated financial statements to this Annual Report on Form 20-F for further analysis and exposure arising out of credit risk, liquidity risk and currency risk.
Item 12. Description of Securities Other Than Equity Securities
     Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     None

Item 15. Controls and procedures
          Disclosure Controls and Procedures
          As of the end of the period covered by this Annual Report on Form 20-F, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has carried out an evaluation of the effectiveness of our disclosure controls and procedures. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.
          Based on their evaluation as of March 31, 2009, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.
          Management’s annual report on internal control over financial reporting
1)	Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Our internal control over financial reporting includes those policies and procedures that:
•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
2)	Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2009. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2009.
3)	Our independent registered public accounting firm, KPMG, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2009.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Sify Technologies Limited:
We have audited Sify Technologies Limited and subsidiaries’ (“the Company”) internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of March 31, 2009 and 2008, and the related consolidated income statements, statements of recognized income and expense, and cash flows for each of the years in the three-year period ended March 31, 2009, and our report dated September 28, 2009 expressed an unqualified opinion on those consolidated financial statements.
KPMG
Chennai, India,
September 28, 2009

Changes in internal control over financial reporting
     During the period covered by this Annual Report on Form 20-F, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
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
We have also adopted a written Code of Ethics, as defined in Item 406 of Regulation S-K, applicable to our principal executive officer, principal financial officer, principal accounting officer and all officers working in our finance, accounting, treasury, tax, legal, purchase, investor relations functions, disclosure committee members, and senior management, as well as members of the audit committee and the board of directors. This policy is available in our www.sifycorp.com. We will post any amendments to, or waivers from, our Code of Ethics at that location on our website.
     Our Audit Committee has also adopted a Whistleblower Policy wherein it has established procedures for receiving, retaining and treating complaints received, and procedures for the confidential, anonymous submission by employees of complaints regarding questionable accounting or auditing matters, conduct which results in a violation of law by Sify or in a substantial mismanagement of company resources. Under this policy, our employees are encouraged to report questionable accounting matters, any reporting of fraudulent financial information to our shareholders, the government or the financial markets any conduct that results in a violation of law by Sify to our management (on an anonymous basis, if employees so desire). Under this policy, we have prohibited discrimination, retaliation or harassment of any kind against any employee who, based on the employee’s reasonable belief that such conduct or practices have occurred or are occurring, reports that information or participates in an investigation.
     We have also adopted a Code of Conduct, applicable to all officers, directors and employees. The Code of Conduct is available on our website, www.sifycorp.com.
Item 16C. Principal Accountant Fees and Services
     The following table sets forth for the fiscal years indicated the fees paid to our principal accountant and its associated entities for various services provided us in these periods.

Fiscal year ended
Type of Service	march 31, 2008	march 31, 2009

(a) Audit Fees	Rs.12.92 million	Rs.12.72 million
(b) Audit Related Fees	Nil	Nil
(c) Tax Fees	Nil	Nil
(d) All Other Fees	Nil	Nil

     Fees include out of pocket expenses and applicable taxes.
     Our Audit Committee requires pre-approval of all audit and permissible non-audit services to be performed for the company by its independent auditors, subject to the de-minimus exception for non-audit services described in Section 10A(i)(1)(B) of the Securities Exchange act of 1934.

Item 16D. Exemptions from the Listing Standards for Audit Committees
     We have not sought any exemption from the listing standards for audit committees applicable to us as foreign private issuer, pursuant to Rule 10(A)-3(d) of the Securities Exchange Act of 1934.
Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers
     None.
Item 16F : Change in Registrant’s Certifying Accountant
     Not Applicable.
Item 16 G. Corporate Governance
     Nasdaq Marketplace Rule 5615(a)(3) provides that a foreign private issuer may follow its home country practice in lieu of the requirements of Rule 5600 series, provided such foreign private issuer shall disclose in its annual reports filed with SEC or on its website each requirement that it does not follow and describe the home country practice followed by the issuer in lieu of such requirements.
     Under the Nasdaq Marketplace Rule 5620 (c), companies, other than limited partnerships, that maintain a listing on NASDAQ are required to provide for a quorum as specified in its by-laws for any meeting of its stockholders, and in no case shall the quorum be less than 33-1/3% of the outstanding shares of a company’s common voting stock. In India, the requirement for a quorum is the presence of at least five shareholders in person. Our Articles of Association provide that a quorum for a General Meeting of our shareholders is constituted by the presence of at least five shareholders in person. Hence, we do not meet the quorum requirements under Rule 5620 (c), and instead we follow our home country practice. Under the Nasdaq Marketplace Rule 5620 (b), companies, other than limited partnerships, that maintain a listing on Nasdaq are required to solicit proxies and provide proxy statements for all meetings of shareholders and also provide copies of such proxy solicitation to Nasdaq. However, the SEC proxy rules are not applicable to us, since we are a foreign private issuer, and Section 176 of the Indian Companies Act prohibits a company incorporated under that Act from soliciting proxies. Because we are prohibited from soliciting proxies under Indian law, we will not meet the proxy solicitation requirement of Rule 5620 (b). However, as described above, we give written notices of all our shareholder meetings to all the shareholders and we also file such notices with the SEC. With regard to issuance of securities, we also comply with the home country regulations.
PART III
Item 17. Financial Statements
     See Item No 18
Item 18. Financial Statements
Consolidated Statements and other Financial Information

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Sify Technologies Limited
We have audited the accompanying consolidated balance sheets of Sify Technologies Limited and subsidiaries (‘the Company’) as of March 31, 2009 and 2008, and the related consolidated statements of income, consolidated statements of recognized income and expense , and consolidated statements of cash flows for each of the years in the three-year period ended March 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements, based on our audits. We did not audit the consolidated financial statements of MF Global Sify Securities Private Limited (MF Global), (a 29.85% percent owned Investee Company). The Company’s investment in MF Global at March 31, 2009 and 2008, was Rs. 542,901 (in thousands) and Rs.478,514 (in thousands), respectively, and its equity in earnings of MF Global was Rs.64,091 (in thousands), Rs.181,127 (in thousands) and Rs.61,030 (in thousands) for the years 2009, 2008 and 2007, respectively. The financial statements of MF Global were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for MF Global Company, is based solely on the report of the other auditors.
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
In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sify Technologies Limited and subsidiaries as of March 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2009, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated September 28, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
KPMG
Chennai, India
September 28, 2009

Sify Technologies Limited
Consolidated Balance Sheets

				As at March 31,
				2009
				Convenience
				translation
		As at March 31,		into US$
(In thousands of Rupees, except share data and as		2009	2008	(Unaudited)
otherwise stated)	Note	Rs	Rs	Note 2(c)
Assets
Property, plant and equipment	5	3,260,914	2,181,785	64,002
Intangible assets	6	177,872	182,307	3,491
Investment in equity accounted investee	7	542,901	478,514	10,656
Restricted cash	8	1,000	1,000	20
Lease prepayments	9	311,185	568,909	6,108
Other assets	10	496,325	341,822	9,741
Deferred tax assets	11	8,524	15,570	167

Total non-current assets		4,798,721	3,769,907	94,185

Inventories	12	39,088	37,751	767
Trade and other receivables, net	13	2,455,526	2,220,726	48,197
Other assets	10	—	6,743	—
Prepayments for current assets	14	128,548	150,627	2,523
Restricted cash	8	1,329,756	877,582	26,099
Cash and cash equivalents	8	380,042	628,745	7,459
Other investments	15	13,874	18,679	272

Total current assets		4,346,834	3,940,853	85,317

Total assets		9,145,555	7,710,760	179,502

Equity
Share capital	16	441,018	441,018	8,656
Share premium	16	16,375,217	16,368,647	321,398
Share based payment reserve	16	149,535	149,398	2,935
Other components of equity	16	(9,691)	976	(190)
Accumulated deficit	16	(13,104,386)	(12,265,055)	(257,201)

Total equity attributable to equity holders of the Company		3,851,693	4,694,984	75,598

Minority interest	16	248,848	199,907	4,884

Total equity		4,100,541	4,894,891	80,482

Sify Technologies Limited
Consolidated Balance Sheets

				As at March 31,
				2009
				Convenience
				translation
		As at March 31,		into US$
(In thousands of Rupees, except share data and as		2009	2008	(Unaudited)
otherwise stated)	Note	Rs	Rs	Note 2(c)
Liabilities
Finance lease obligations, other than current installments	17	122,382	2,493	2,402
Borrowings from banks	20	201,389	—	3,953
Employee benefits	18	64,300	42,250	1,262
Other liabilities	19	134,116	124,472	2,632

Total non-current liabilities		522,187	169,215	10,249

Finance lease obligations, current installments	17	32,943	2,899	647
Borrowings from banks	20	1,182,770	156,426	23,214
Bank overdraft	8	1,397,083	617,637	27,421
Trade and other payables	21	1,555,230	1,501,336	30,525
Deferred income	22	354,801	368,356	6,964

Total current liabilities		4,522,827	2,646,654	88,771

Total liabilities		5,045,014	2,815,869	99,020

Total equity and liabilities		9,145,555	7,710,760	179,502

The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited
Consolidated Income Statements

					Year
					ended
					March 31,
					2009
					Convenience
					translation
		Year ended March 31,			into US$
(In thousands of Rupees, except share data and as		2009	2008	2007	(Unaudited)
otherwise stated)	Note	Rs	Rs	Rs	Note2(c)
Revenue	23	6,162,161	6,006,215	5,447,347	120,945
Cost of goods sold and services rendered	24	(3,613,349)	(3,419,122)	(2,939,329)	(70,920)
Other income	25	89,105	46,152	66,320	1,749
Selling, general and administrative expenses	26	(2,813,425)	(2,434,715)	(2,094,971)	(55,219)
Depreciation and amortization	5 & 6	(498,872)	(394,337)	(463,780)	(9,791)
Impairment loss on goodwill	6	(15,200)	—	—	(298)

Income / (loss) from operating activities		(689,580)	(195,807)	15,587	(13,534)

Finance income	29	122,565	161,783	154,192	2,406
Finance expenses	29	(251,660)	(57,682)	(25,550)	(4,939)

Net finance income / (expense)	29	(129,095)	104,101	128,642	(2,533)

Share of profit of equity accounted investee (net of income tax)	7	64,091	181,127	61,030	1,258

Profit / (loss) before tax		(754,584)	89,421	205,259	(14,809)

Income tax (expense) / benefit	11	(97,049)	(63,975)	66,113	(1,905)

Profit / (loss) for the year Attributable to:		(851,633)	25,446	271,372	(16,714)

Equity holders of the Company		(900,574)	(4,696)	240,841	(17,675)

Minority interests		48,941	30,142	30,531	961

		(851,633)	25,446	271,372	(16,714)

Earnings / (loss) per share	30
Basic earnings /(loss) per share		(20.77)	(0.11)	5.64	(0.41)
Diluted earnings/(loss) per share		(20.77)	(0.11)	5.63	(0.41)
The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited
Consolidated Statements of Recognised Income and Expense

					2009
					Convenience
					translation
		Year ended March 31,			into US$
(In thousands of Rupees, except share data and as		2009	2008	2007	Note 2(c)
otherwise stated)	Note	Rs	Rs	Rs	(Unaudited)
Foreign currency translation differences for foreign operations		(1,256)	163	(316)	(25)
Defined benefit plan actuarial gains / (losses)		(4,346)	(1,859)	18	(85)
Change in fair value of available for sale investments		(5,361)	(1,080)	—	(105)
Share of gains and (losses) from equity accounted investees		296	(9,669)	10,793	6

Income and (expense) recognised directly in equity		(10,667)	(12,445)	10,495	(209)

Profit / (loss) for the year		(851,633)	25,446	271,372	(16,714)

Total recognised income and (expense) for the year	16	(862,300)	13,001	281,867	(16,923)

Attributable to:
Equity holders of the Company		(911,241)	(17,141)	251,336	(17,884)
Minority interest		48,941	30,142	30,531	961

Total recognised income and (expense) for the year		(862,300)	13,001	281,867	(16,923)

The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited
Consolidated Statements of Cash Flows

				2009
				Convenience
				translation
For the fiscal years ended March 31,	Year ended March 31,			into US$
(In thousands of Rupees, except share data and as	2009	2008	2007	(Unaudited)
otherwise stated)	Rs	Rs	Rs	Note 2(c)
Profit/(loss) for the year	(851,633)	25,446	271,372	(16,714)
Adjustments for:
Depreciation and amortization	498,872	394,337	463,780	9,791
Impairment loss on goodwill	15,200	—	—	298
Share of profit of equity accounted investee	(64,091)	(181,127)	(61,030)	(1,258)
(Gain) / loss on sale of property, plant and equipment	(828)	107	(487)	(16)
Provision for doubtful receivables	84,346	131,954	153,638	1,655
Provision for finance lease receivables	6,929	—	—	136
Stock compensation expense	61,380	56,410	60,933	1,205
Gain on disposal of subsidiary	—	—	(226)	—
Net finance (income) / expenditure	129,095	(104,101)	(128,642)	2,534
Income tax expense/(benefit)	97,049	63,975	(66,113)	1,905
Unrealized (gain)/ loss on account of exchange differences	455	496	16,012	9
Amortisation of Leasehold Prepayments	8,403	—	—	165
Provison for infrastructure costs	10,000	—	—	196

	(4,823)	387,497	709,237	(94)

Change in trade and other receivables	(314,349)	(678,051)	(651,650)	(6,170)
Change in inventories	(1,337)	(9,066)	1,777	(26)
Change in other assets	224,625	(757,472)	(21,898)	4,409
Change in trade and other payables	(171,261)	460,211	142,879	(3,361)
Change in employee benefits	17,704	7,111	(13,083)	347
Change in deferred income	(13,555)	(81,673)	5,697	(266)

	(262,996)	(671,443)	172,959	(5,161)
Income taxes paid	(108,560)	(168,426)	(56,697)	(2,131)

Net cash from / (used in) operating activities	(371,556)	(839,869)	116,262	(7,292)

Sify Technologies Limited
Consolidated Statements of Cash Flows

				2009
				Convenience
				translation into
For the fiscal years ended March 31,	Year ended March 31,			US$
(In thousands of Rupees, except share data and as	2009	2008	2007	(Unaudited)
otherwise stated)	Rs	Rs	Rs	Note 2(c)
Cash flows from / (used in) investing activities
Acquisition of property, plant and equipment	(1,170,905)	(849,091)	(686,320)	(22,981)
Expenditure on intangible assets	(165,247)	(30,238)	(65,474)	(3,243)
Proceeds from sale of property, plant and equipment	2,393	5,630	5,465	47
Net investment in leases	5,111	16,552	(6,974)	100
Finance income received	154,492	121,162	138,762	3,032
Short term investments (net)	—	(20,315)	—	—
Business acquisition (net of cash)	—	—	(93,775)	—

Net cash from / (used in) investing activities	(1,174,156)	(756,300)	(708,316)	(23,045)

Cash flows from / (used in) financing activities
Proceeds from issue of share capital (including share premium)	—	116,809	72,645	—
Proceeds from / (repayment) of borrowings (net)	1,227,733	(643,574)	800,000	24,097
Finance expenses paid	(249,908)	(57,679)	(25,548)	(4,905)
Proceeds from / (repayment) of finance lease liabilities	(9,028)	(756)	842	(177)

Net cash from / (used in) financing activities	968,797	(585,200)	847,939	19,015

Net increase / (decrease) in cash and cash equivalents	(576,920)	(2,181,369)	255,885	(11,322)
Cash and cash equivalents at April 1	888,690	3,070,157	2,822,501	17,442
Effect of exchange fluctuations on cash held	945	(98)	(8,229)	19

Cash and cash equivalents at March 31	312,715	888,690	3,070,157	6,139

Refer note 3 (c) and note 8 for the composition of cash and cash equivalents.

Supplementary Information
Additions to property, plant and equipment	158,962	8,166	4,448	3,120
represented by finance lease obligations
The accompanying notes form an integral part of these consolidated financial statements

SIFY TECHNOLOGIES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Rupees, except share data and as stated otherwise)
1. Reporting entity
Sify Technologies Limited, (‘Sify’ or ‘the Company’) formerly known as Sify Limited, is a leading internet services provider headquartered in Chennai, India. These Consolidated Financial Statements comprise the Company and its subsidiaries (Sify Networks Private Limited, and Sify International Inc, ) (together referred to as the ‘Group’ and individually as ‘Group entities’) and the Group’s interest in associate company. The Group is primarily involved in providing services, such as Corporate Network and Data Services, Internet Access Services, Online Portal and Content offerings and in selling hardware and software related to such services. Sify is listed on the NASDAQ Global Market in the United States.
2. Basis of preparation
a. Statement of compliance
The accompanying Consolidated Financial Statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations as issued by the International Accounting Standards Board (IASB).
These Consolidated Financial Statements have been approved for issue by the Board of Directors on September 28, 2009.
b. Basis of measurement
These Consolidated Financial Statements have been prepared on the historical cost basis except for the following:
•	Available for sale financial assets are measured at fair value
•	Derivative financial instruments are measured at fair value
•	the defined benefit asset is recognised as the net total of the plan assets, plus unrecognised past service cost and unrecognised actuarial losses, less unrecognised actuarial gains and the present value of the defined benefit obligation.
•	In relation to lease prepayments, the initial fair value of the security deposit, is estimated as the present value of the refundable amount, discounted using the market interest rates for similar instruments. The difference between the initial fair value and the refundable amount of the deposit is recognized as a lease prepayment.
The above items have been measured at fair value and the methods used to measure fair values are discussed further in Note 4.
c. Functional and presentation currency
Items included in the financial statements of each Group entity are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Indian rupee is the functional currency of Sify, its domestic subsidiaries and affiliates. The U.S. dollar is the functional currency of Sify’s foreign subsidiary located in the United States.
The Consolidated Financial Statements are presented in Indian Rupees which is the Group’s presentation currency. All financial information presented in Indian Rupees has been rounded up to the nearest thousand except where otherwise indicated.
Convenience translation (unaudited): Solely for the convenience of the reader, the financial statements as of and for the year ended March 31, 2009 have been translated into United States dollars (neither the presentation currency nor the functional currency of the Group) based on the reference rate in the City of Mumbai on March 31, 2009, for cable transfers in Indian rupees as published by the Reserve Bank of India which was Rs.50.95 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollar at such a rate or at any other rate on March 31, 2009 or at any other date.

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
In particular, areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements include the following:
•	Measurement of the recoverable amounts of cash-generating units containing goodwill (Note 6)

•	Useful lives of Property, plant and equipment (Note 3 e and Note 5)

•	Useful lives of intangible assets (Note 3 f and Note 6)

•	Lease classification (Note 3 g, 10, 17 and 31)

•	Utilization of tax losses (Note 11)

•	Measurement of defined employee benefit obligations (Note 18)

•	Measurement of share-based payments (Note 3 k and Note 28)

•	Valuation of financial instruments (Note 3 c, 4, 36 and 37)

•	Provisions and contingencies (Note 33 and 34)
3. Significant accounting policies
The accounting policies set out below have been applied consistently to all periods presented in these Consolidated Financial Statements
a. Basis of consolidation
(i) Subsidiaries
Subsidiaries are entities controlled by the Company. Control exists when the Company has the power directly/indirectly to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are consolidated from the date that control commences and de-consolidated from the date that control ceases. The accounting policies of subsidiaries have been changed where necessary to align them with the policies adopted by the Group.
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
(iii) Transactions eliminated on consolidation
Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the Consolidated Financial Statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

b. Foreign currency
(i) Foreign currency transactions
Transactions in foreign currencies on initial recognition are translated to the respective functional currencies of Group entities at exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rates at that date. The foreign currency gain or loss on monetary items is the difference between amortised cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortised cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary assets and liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. Foreign currency differences arising on retranslation are recognised in profit or loss, except for differences arising on the retranslation of available-for-sale financial assets that are not monetary items, are recognised directly in the statement of recognised income and expenses.
(ii) Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Indian Rupees at exchange rates at the reporting date. The income and expenses of foreign operations are translated to Indian rupees using average exchange rates during the period. Foreign currency differences are recognised directly in the statement of recognised income and expense. Such differences are captured in the foreign currency translation reserve “FCTR” within other components of equity. When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.
c. Financial Instruments
(i) Non-derivative financial instruments
Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.
Non-derivative financial instruments are recognised initially at fair value plus any directly attributable transaction costs. However if the instrument is recognized as at fair value through profit or loss then any directly attributable transaction costs are recognised in profit or loss as incurred. Subsequent to initial recognition non-derivative financial instruments are measured as described below:
a) Cash and cash equivalents
Cash and cash equivalents comprise cash balances and demand deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.
b) Available-for-sale financial assets
Available-for-sale (AFS) financial assets are those non-derivative financial assets that are designated as available for sale or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss in accordance with IAS 39.
Investments in equity and certain debt securities are initially recognised at fair value and classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign exchange gains and losses on available-for-sale monetary items are recognised directly in the statement of recognised income and expense. When an investment is de-recognised, the cumulative gain or loss in equity is transferred to profit or loss. These are presented as current assets unless the management intends to dispose off the current assets after 12 months from the balance sheet date.

c) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These are presented as current assets, except for those maturing later than 12 months after the balance sheet date which are presented as non-current assets. Loans and receivables are initially measured at fair value plus transaction costs and subsequently carried at amortised cost using the effective interest method, less any impairment loss. Loans and receivables are represented by trade receivables, unbilled revenue, cash and cash equivalents.
d) Others
Other non-derivative financial instruments are measured at amortised cost using the effective interest method, less any impairment losses.
(ii) Derivative financial instruments
Foreign exchange forward contracts and options are purchased to mitigate the risk of changes in foreign exchange rates associated with certain payables, receivables and forecasted transactions denominated in certain foreign currencies.
These derivative contracts do not qualify for hedge accounting under IAS 39, and are initially recognised at fair value on the date the contract is entered into and subsequently remeasured at their fair value. Gains or losses arising from changes in the fair value of the derivative contracts are recognised immediately in profit or loss. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.
d. Share capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new ordinary shares or share options are recognised as a deduction from equity, net of any tax effects.
e. Property, plant and equipment
Property, plant and equipment is stated at cost less accumulated depreciation and where applicable accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials, direct labour and any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.
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

(ii) Depreciation
Depreciation is provided on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Management’s estimated useful lives for the years ended March 31, 2009, 2008 and 2007 were as follows:

	Estimate of useful life in years
	2009/2008		2007

Buildings	28		28
Plant and machinery comprising computers, servers etc.	2 – 5	*	5
Plant and machinery comprising other items	8	*	5
Furniture and fittings	5		5
Office equipment	5		5
Motor vehicles	3 – 5		3

*	Revised during the year ended March 31, 2008. Also refer note 5.
Depreciation methods, useful lives and residual values are reassessed at the reporting date.
f. Intangible assets
(i) Goodwill
Goodwill represents the cost of a business acquisition in excess of the Group’s interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree.
Acquisitions prior to April 1, 2006
In respect of acquisitions prior to 1 April 2006, goodwill, if any, represents the amount recognised under the Group’s previous accounting framework, US GAAP.
Acquisitions on or after April 1, 2006
For acquisitions on or after 1 April 2006, goodwill represents the excess of the cost of the acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree. When the excess is negative (negative goodwill), the Group reassesses the identification and measurement of identifiable assets, liabilities and contingent liabilities, and the measurement of the cost of acquisition, and recognizes any remaining excess in profit or loss immediately on acquisition.
Acquisition of minority interests
Acquisition of minority interests are accounted for as transactions with equity holders in their capacity as equity holders and therefore no goodwill is recognised as a result of such transactions.
Subsequent measurement
Goodwill is measured at cost less accumulated impairment losses. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment, and an impairment loss on such an investment is not allocated to any asset, including goodwill, that forms part of the carrying amount of the investee.
(ii) Other intangible assets
Other intangible assets that are acquired by the Group, which have finite useful lives, are measured at cost less accumulated amortisation and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the intangible asset. Borrowing costs that are directly attributable to the acquisition of qualifying intangible asset are capitalized as part of the cost of that asset.

(iii) Subsequent expenditure
Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, are recognised in profit or loss as incurred.
(iv) Amortisation of intangible assets with finite useful lives
Amortisation is recognised in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The estimated useful lives for the current and previous year are as follows:

Estimate of useful life in years
Software	Not exceeding 3 Years
Technical Know-how	5 years
License fees	20 years
Portals and web development cost	5 years
Customer related intangibles	5 years

g. Leases
At the inception of a lease, the lease arrangement is classified as either a finance lease or an operating lease, based on the substance of the lease arrangement.
Assets taken on finance lease:
A finance lease is recognised as an asset and a liability at the commencement of lease, at lower of the fair value of leased asset or the present value of the minimum lease payments. Initial direct costs, if any, are also capitalized and subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.
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
Deposits provided to lessors
The Group is generally required to pay refundable security deposits in order to obtain property leases from various lessors. Such security deposits are financial assets and are recorded at fair value on initial recognition. The difference between the initial fair value and the refundable amount of the deposit is recognized as a lease prepayment. The initial fair value is estimated as the present value of the refundable amount of security deposit, discounted using the market interest rates for similar instruments.

Subsequent to initial recognition, the security deposit is measured at amortised cost using the effective interest method with the carrying amount increased over the lease period up to the refundable amount. The amount of increase in the carrying amount of deposit is recognised as interest income. The lease prepayment is amortised on a straight line basis over the lease term as a lease rental expense.
h. Inventories
Inventories comprising traded hardware and software are measured at the lower of cost (determined using first-in first-out principle) and net realizable value. Cost comprises cost of purchase and all directly attributable costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.
i. Impairment
Financial assets
A financial asset is assessed at each reporting date to determine whether there is any objective evidence that a financial asset or group of financial assets is impaired. A financial asset is considered to be impaired and impairment losses are recognized, if objective evidence indicates that one or more events such as a loss event, the significant financial difficulty of the issuer, a breach of contract, the disappearance of an active market, which have had a negative effect on the estimated future cash flows of that asset. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.
Financial assets measured at amortized cost
An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate.
Available-for-sale financial assets
Significant or prolonged decline in the fair value of the security below its cost and the disappearance of an active trading market for the security are objective evidence that the security is impaired. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. The cumulative loss that was recognized in the equity is transferred to the income statement upon impairment.
Loans and receivables
Impairment loss in respect of loans and receivables measured at amortized cost are calculated as the difference between their carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognized in the income statement.
Reversal of impairment loss
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
Non-financial assets
The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, the recoverable amount is estimated each year at 31 December.
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination. Corporate assets for the purpose of impairment testing are allocated to the cash generating units on a reasonable and consistent basis.
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
Reversal of impairment loss
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
j. Employee benefits
Employee benefits are accrued in the period in which the associated services are rendered by employees of the Group, as detailed below:
(a) Defined contribution plan (Provident Fund)
In accordance with Indian law, all employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and employer make monthly contributions to the plan, each equal to a specified percentage of employee’s basic salary. The Group has no further obligations under the plan beyond its monthly contributions. The Group does not have any legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. Obligation for contributions to the plan is recognised as an employee benefit expense in profit or loss when incurred.
(b) Defined Benefit Plans (Gratuity)
In accordance with applicable Indian laws, the Group provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering all employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on the respective employee’s last drawn salary and the years of employment with the Group. The Company’s net obligation in respect of the gratuity plan is calculated by estimating the amount of future benefits that the employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service cost and the fair value of plan assets are deducted. The discount rate is the yield at the reporting date on risk free government bonds that have maturity dates approximating the terms of the Company’s obligations. The Calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Group, the recognised asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan.
The Group recognizes all actuarial gains and losses arising from defined benefit plans directly in equity immediately. The Company has an employees’ gratuity fund managed by the Life Insurance Corporation of India (LIC).
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

(d) Compensated leave of absence
The employees of the Group are entitled to compensated absence. The employees can carry forward a portion of the unutilized accrued absence and utilize it in future periods or receive cash compensation at retirement or termination of employment for the unutilized accrued compensated absence. The Group recognizes an obligation for compensated absences in the period in which the employee renders the services. The Group provides for the expected cost of compensated absence as the additional amount that the Group expects to pay as a result of the unused entitlement that has accumulated based on actuarial valuations at the balance sheet date, carried out by an independent actuary.
k. Share-based payment transactions
The grant date fair value of options granted to employees is recognised as an employee expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the options. The expense is recorded for each separately vesting portion of the award as if the award was, in substance, multiple awards. The increase in equity recognised in connection with a share based payment transaction is presented as a separate component in equity. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest. In respect of options whose terms and conditions are modified, the Group includes the incremental fair value of the options in the measurement of the amounts recognised for services received from the employees. The incremental fair value is the difference between the fair value of the modified option and that of the original option both estimated as at the date of the modification. If the modification occurs during the vesting period, the incremental fair value granted is included in the measurement of the amount recognised for services received over the period from the modification date until the date when the modified equity instruments vest, in addition to the amount based on the grant date fair value of the original equity instruments, which is recognised over the remainder of the original vesting period. If the modification occurs after vesting date, the incremental fair value granted is recognised immediately, or over the vesting period if the employee is required to complete an additional period of service before becoming unconditionally entitled to those modified equity instruments.
Indian tax regulations require the Group to pay Fringe Benefit Tax (FBT) upon the exercise of employee stock options. The amount of FBT arising on exercise of employee stock options is calculated by reference to the difference between the fair value of the underlying share at the date of vesting and the exercise price payable by the employee, i.e. the intrinsic value of the option at the vesting date. The Group recognizes the liability for the amount of FBT over the vesting period. The Group’s obligation to pay FBT arises only upon the exercise of options by the employees. The amount of FBT payable by the Group is recovered from the employees upon the exercise of their stock options. .The Group recognizes a FBT recoverable from its employees when it is virtually certain that the reimbursement will be received if the Group settles the obligation. The amounts of FBT payable and recoverable are disclosed separately in the balance sheet and are not offset with each other.
See Note 28 for further information on share-based payment transactions.
l. Provisions
Provisions are recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.
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

Revenue from services rendered is recognized in the consolidated income statement in proportion to the stage of completion of the transaction at the reporting date.
The revenue recognition in respect of the various streams of revenue is described below:
(i) Corporate network/data services
Corporate network service revenues primarily include connectivity services and sale of hardware and software (purchased from third party vendors), and to a lesser extent, installation of a connectivity link, and other ancillary services such as e-mail and domain registration. Generally these elements are sold as a package consisting all or some of the elements. In these cases the Group applies the recognition criteria to the separately identifiable components of a single transaction in order to reflect the substance of the transaction with different revenue allocations for each component. These multiple element arrangements are recognised as separable elements because each element constitutes a separate earnings process, each element has a fair value that is reliable, verifiable and objectively determinable, and the undelivered element is not essential to functionality of the delivered elements. In this arrangement involving delivery of multiple elements, the units of accounting are determined based on whether the delivered items have a value to the customer on a stand alone basis, whether there is objective and reliable evidence of fair value of the undelivered elements and if the arrangement includes a general right of return relative to the delivered item, whether delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Group. The arrangement consideration is allocated to the units of accounting based on their relative fair values. Revenue on delivered items is recognised when the revenue recognition criteria applicable to that unit of accounting are met.
The Group provides connectivity for a fixed period of time at a fixed rate regardless of usage. Connectivity is the last element that is provided in the case of a bundled contract. The connectivity charges are the same when sold alone or as part of a package. The revenue attributable to connectivity services is recognised ratably over the period of the contract. The hardware and software are standard products that are freely traded in and purchased from the market, have standard specifications and are not otherwise customized for the specific needs of a customer. The software sold by the Group is off-the-shelf software, such as antivirus utilities and firewalls. The fair value for the hardware and software is available from the market. The revenue attributable to hardware/software is recognised on delivery. In circumstances where there is multielement arrangement that includes both hardware/software sales and last mile connectivity services,, revenue from sale of hardware/software is recognised only upon completion of the services relating to last mile connectivity. Installation consists of commissioning of the last mile connectivity to the customer premises either through the Group’s wireless mode of broadband delivery or through the carrier exchange. However, once commissioned this last mile connectivity can be used by the customer to access any other service provider. When the customer has such last mile connectivity, the Group does not charge any installation fee. Due to the short duration, the revenue attributable to the installation of the link is recognised on completion of the installation work. Revenue from ancillary services such as e-mail and domain registration are recognised over the period such facilities are provided. All revenues are shown exclusive of sales tax and service tax.
Web hosting service revenues primarily include co-location services and connectivity services. On occasions, the Group also sells related hardware/software to its web hosting customers. At all times, such hardware and software belongs to the customer. This hardware as well as software are purchased from outside vendors and are freely traded in the market. The Group treats each element as a separate component of the arrangement which have separate earnings process. The value of the hosting service is determined based on fair value from similar services provided separately by the Group. When hardware and/or software is also included with hosting services and sold as a package, the revenue is allocated to the respective element based on their relative fair values. Revenue from hosting services is recognised over the period during which the service is provided.
The Group remotely manages the Information Technology infrastructure of global enterprises from India. The contracts are on time and material basis. Revenue in relation to ‘time’ is measured as the agreed rate per unit of time multiplied by the units of time expended. The element of revenue related to materials is measured in accordance with the terms of the contract.
The Company provides NLD (National Long Distance) and ILD (International Long Distance) services through company’s network. The Company carries voice traffic, both national and international, using the IP back-bone and delivers voice traffic to Direct Inter-connect Operators. Revenue is recognised based upon metered call units of voice traffic terminated on the Company’s network.
(ii) Internet access services
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
VoIP services are mainly provided through Internet Telephony Booths at e-ports (formerly iway’s) cybercafés and to a smaller extent through Cable TV operators, (CTOs). The user purchases the packs that enable them to use the Internet telephone facility through CTOs and revenue is recognised on the basis of usage by the customer. The customers use Internet telephony facilities at the iway cybercafés and make the payment to the extent of usage of the facility.
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
The initial franchisee fee revenue is recognised as revenue when all of the obligations required of the Group has been substantially accomplished or provided. Internet access revenue and Internet telephony revenues are recognised based on usage by the customer.
(iii) Online portal services
The Group enters into contracts with customers to serve advertisements in its portal and the Group is paid on the basis of impressions, click-throughs or leads and in each case the revenue is recognised based on actual impressions/click-throughs/leads delivered. Revenue from advertisements displayed on portals is recognised ratably over the period of contract
In the case of electronic commerce transactions, there are no performance obligations or minimum guarantees. The Group acts in the capacity of an agent rather than as the principal for these transactions, and the revenue recognised on a net basis is the amount of the commission earned by the Group.
In the case of value-added services that are rendered using Sify’s mobile telephone short code 54545, are recognised upon delivery of the content/ring tones to the end subscriber and confirmation by the mobile phone service provider.

(iv) Other services
The Group provides e-learning software development services to facilitate web-based learning in various organizations. These customized services vary in size from customer to customer and relate to computer based and web based training in accordance with the customer specification. These services include information presentation, structured content delivery, content digitization and simulation based training. These services are generally provided on a fixed price basis. Revenue under such contracts is recognised when the outcome of the transaction can be estimated reliably by reference to the stage of completion of transaction at the reporting date. The stage of completion being determined based on the actual time spent to the total estimated time.
(v) Deferred income
Deferred income represent billing in excess of revenue recognized.
n. Export entitlements
Income in respect of import duty credit entitlement arising from export of services under the “Served from India Scheme” of the Government of India is recognised in the year of exports, provided there is no significant uncertainty as to the amount of entitlement and availment of the credit.
o. Finance income and expense
Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss . Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognised in profit or loss on the date that the Group’s right to receive payment is established, which in the case of quoted securities is the ex-dividend date.
Finance expense comprises interest expense on loans and borrowings and bank charges.
p. Borrowing costs
Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset. Other borrowing costs are recognized as expenses in the period in which they are incurred.
q. Income taxes
Income tax expense comprises current and deferred tax. Income tax expense is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date.
Deferred tax is recognised using the balance sheet method, providing for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and associates to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognised for taxable temporary differences arising on the initial recognition of goodwill, as the same is not deductible for tax purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
r. Earnings / (loss) per share
The Group presents basic and diluted earnings / (loss) per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Where ordinary shares are issued but not fully paid, they are treated in the calculation of basic earnings per share as a fraction of an ordinary share to the extent that they were entitled to participate in dividends during the period relative to a fully paid ordinary share. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which includes share options granted to employees. To the extent that partly paid shares are not entitled to participate in dividends during the period they are treated as the equivalent of warrants or options in the calculation of diluted earnings per share.
s. Recent accounting pronouncements
(i)	Standards early adopted by the Company

1.	IFRS 8 ‘Operating Segments’ introduces the ‘management approach’ to segment reporting, whereby segment reporting is based on internal management reporting and replaces IAS 14. IFRS 8 aligns segment reporting with the requirements of the US standard SFAS 131, ”Disclosures about segments of an enterprise and related information.” The standard is applicable for periods beginning on or after January 1, 2009. Sify early adopted IFRS 8 for the year ending March 31, 2009 and has made disclosure of segment information based on the internal reports regularly reviewed by the Group’s Chief Operating Decision Maker in order to assess each segment’s performance and to allocate resources to them.

2.	In April 2009, the IASB issued “Improvements to IFRS” as part of its program of annual improvements to its standards. As part of the Improvements to IFRS, IFRS 8 “Operating Segments” was amended. The amendment requires disclosure of segment assets for each reportable segment only if such measure is regularly reviewed by the Chief Operating Decision Maker (CODM). The said amendment is effective for annual periods beginning on or after 01 January, 2010, with earlier adoption being permitted. Sify has early adopted the said amendment to IFRS 8 and has not provided disclosures relating to segment assets of reportable segments as these are not regularly reviewed by the CODM.

(ii)	New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended 31 March 2009, and have not been applied in preparing these consolidated financial statements:

1.	Revised IAS 1, “Presentation of Financial Statements” (2007) introduces the term total comprehensive income, which represents changes in equity during a period other than those changes resulting from transactions with owners in their capacity as owners. Total comprehensive income may be presented in either a single statement of comprehensive income (effectively combining both the income statement and all non-owner changes in equity in a single statement), or in an income statement and a separate statement of comprehensive income. Revised IAS 1, which becomes mandatory for our March 31, 2010 consolidated financial statements, is expected to have a significant impact on the presentation of the consolidated financial statements. The Group plans to provide an income statement and a separate statement comprehensive income for reporting periods commencing on and after April 1, 2009.

2.	Revised IAS 23, “Borrowing Costs” removes the option to expense borrowing costs and requires that an entity capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The revised IAS 23 will become mandatory for reporting periods commencing on and after April 1, 2009. As the Group currently follows a policy of capitalizing borrowing costs, this new standard will not have any material impact on the Group’s consolidated financial statements.

3.	Amendments to IAS 32, “Financial Instruments: Presentation” and IAS 1, “Presentation of Financial Statements — Puttable Financial Instruments and Obligations Arising on Liquidation” require puttable instruments, and instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation, to be classified as equity if certain conditions are met. The amendments, which become mandatory for the Group’s consolidated financial statements prepared for reporting periods commencing on or after April 1, 2009, with retrospective application required, are not expected to have any material impact on the consolidated financial statements.

4.	IFRS 3 (Revised), ‘Business Combinations’, as amended, is applicable for annual periods beginning on or after July 1, 2009. Early adoption is permitted. However, this Standard can be applied only at the beginning of an annual reporting period that begins on or after June 30, 2007. The Group would adopt this Standard with effect from April 1, 2009. IFRS 3 (Revised) primarily requires the acquisition-related costs to be recognized as period expenses in accordance with the relevant IFRS. Costs incurred to issue debt or equity securities are required to be recognized in accordance with IAS 39. Consideration, after this amendment, would include fair values of all interests previously held by the acquirer. Re-measurement of such interests to fair value would be required to be carried out through the income statement. Contingent consideration is required to be recognized at fair value even if not deemed probable of payment at the date of acquisition.

IFRS 3 (Revised) provides an explicit option on a transaction-by-transaction basis, to measure any Non-controlling interest (“NCI”) in the entity acquired at fair value of their proportion of identifiable assets and liabilities or at full fair value. The first method would result in a marginal difference in the measurement of goodwill from the existing IFRS 3; however the second approach would require recording goodwill on NCI as well as on the acquired controlling interest. Business combinations consummated after April 1, 2009 would be impacted by the revised standard.

5.	IAS 27, ‘Consolidated and Separate Financial Statements’, as amended, is applicable for annual periods beginning on or after July 1, 2009. Earlier adoption is permitted provided IFRS 3 (Revised) is also early adopted. This Standard would be adopted by the company effective April 1, 2009. It requires a mandatory adoption of economic entity model which treats all providers of equity capital as shareholders of the entity. Consequently, a partial disposal of interest in a subsidiary in which the parent company retains control does not result in a gain or loss but an increase or decrease in equity. Additionally, purchase of some or all of the NCI is treated as equity transaction and accounted for in equity and a partial disposal of interest in subsidiary in which the parent company loses control triggers recognition of gain or loss on the entire interest. A gain or loss is recognized on the portion that has been disposed of and a further holding gain or loss is recognized on the interest retained, being the difference between the fair value and carrying value of the interest retained. This Standard requires an entity to attribute proportionate share of net income and reserves to the NCI even if this results in the NCI having a deficit balance. The amendment is expected to have a significant impact on the Group’s consolidated financial statements.

6.	IFRIC 13 ‘Customer Loyalty Programmes’ addresses the accounting by entities that operate, or otherwise participate in, customer loyalty programs for their customers. It relates to customer loyalty programs under which the customer can redeem credits for awards such as free or discounted goods or services. IFRIC 13, which becomes mandatory for the Group’s financial statements for reporting periods commencing on or after April 1, 2009, is not expected to have a significant impact on the consolidated financial statements.

7.	IFRIC 18- Transfer of assets from customers defines the treatment for property, plant and equipment transferred by customers to companies or for cash received to be invested in property, plant and equipment that must be used to either connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services or to both. The item of property, plant and equipment is to be initially recognized by the Company at fair value with a corresponding credit to revenue. If an ongoing service is identified as a part of the agreement, the period over which revenue will be recognized for that service would be determined by the terms of the agreement with the customer. If the period is not clearly defined, then revenue should be recognized over a period no longer than the usual life of the transferred asset used to provide the ongoing service. This interpretation is to be applied prospectively to transfers of assets from customers received on or after July 1, 2009. Earlier application is permitted provided the valuation and other information needed to apply the information to past transfers were obtained at the time the transfers occurred. The Company would prospectively adopt this interpretation for all assets transferred after July 1, 2009. The amendment does not have any significant impact on Sify’s statement of operations.

8.	Amendments to IFRS 2, “Share-based Payment — Vesting Conditions and Cancellations” clarify the definition of vesting conditions, introduce the concept of non-vesting conditions, require non-vesting conditions to be reflected in grant-date fair value and provide the accounting treatment for non-vesting conditions and cancellations. These amendments to IFRS 2 will become mandatory for the Group’s financial statements for reporting periods commencing on or after April 1, 2009, with retrospective application. The amendment does not have any material impact on the consolidated financial statements of the Group.

9.	Amendments to IAS 39, “Financial Instruments: Recognition and Measurement: Eligible Hedged Items” deal with two situations where diversity in practice exists on the designation of inflation as a hedged risk and the treatment of ‘one-sided’ risks on hedged items. These amendments are effective for accounting periods beginning on or after July 1, 2009. The amendment is not expected to have any impact on the consolidated financial statements of the Group.

10.	Improvements to IFRS- In April 2009, the IASB issued “Improvements to IFRSs” — a collection of amendments to twelve International Financial Reporting Standards — as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The latest amendments were included in exposure drafts of proposed amendments to IFRS published in October 2007, August 2008, and January 2009. The amendments resulting from this standard mainly have effective dates for annual periods beginning on or after January 1, 2010, although entities are permitted to adopt them earlier. The Group is evaluating the impact, these amendments (except as discussed in note 3 s (i) above) will have on the Group’s consolidated financial statements.
4. Determination of fair values
A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.
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
(ii) Inventories
The fair value of inventories acquired in a business combination is determined based on the estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.
(iii) Intangible assets
The fair value of intangible assets acquired in the business combinations is based on discounted cash flows expected to be derived from the use and eventual sale of assets (terminal value).
(iv) Investments in equity and debt securities
The fair value of available-for-sale financial assets is determined by reference to their quoted price at the reporting date.
(v) Trade and other receivables
The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. However in respect of such financial instruments, fair value generally approximates the carrying amount due to the short term nature of such assets.

(vi) Derivatives
The fair value of forward exchange contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk free interest rate (based on government bonds). The fair value of foreign currency option contracts is determined based on the appropriate valuation techniques, considering the terms of the contract.
(vii) Non Derivative financial liabilities
Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases, the market rate of interest is determined by reference to similar lease agreements.
(viii) Share-based payment transactions
The fair value of employee stock options is measured using the Black-Scholes method. Measurement inputs include share price on grant date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instrument (based on historical experience and general option holder behavior), expected dividends, and the risk free interest rate (based on government bonds).

5. Property, plant and equipment
The following table presents the changes in property, plant and equipment during the year ended March 31, 2009.

	Cost				Accumulated depreciation				Carrying
	As at			As at	As at			As at	amount as
	April 01,			March 31,	April 1,	Depreciation		March	at March
Particulars	2008	Additions	Disposals	2009	2008	for the year	Deletions	31, 2009	31, 2009
Building	769,663	—	—	769,663	120,924	27,477	—	148,401	621,262
Plant and machinery	3,683,632	1,097,317	47,827	4,733,122	2,526,445	286,805	47,330	2,765,920	1,967,202
Computer equipments	438,597	58,824	198	497,223	297,049	71,001	78	367,972	129,251
Office equipment	116,691	47,090	1,649	162,132	83,928	14,673	1,646	96,955	65,177
Furniture and fittings	422,939	208,486	3,146	628,279	339,750	52,720	2,699	389,771	238,508
Vehicles	9,174	—	905	8,269	3,846	2,981	407	6,420	1,849
Total	5,440,696	1,411,717	53,725	6,798,688	3,371,942	455,657	52,160	3,775,439	3,023,249

Add: Construction in Progress									237,665

Total	5,440,696	1,411,717	53,725	6,798,688	3,371,942	455,657	52,160	3,775,439	3,260,914

The following table presents the changes in property, plant and equipment during the year ended March 31, 2008.

									Carrying
	Cost				Accumulated depreciation				amount
	As at			As at	As at			As at	as at
	April 01,			March 31,	April 1,	Depreciation		March 31,	March
Particulars	2007	Additions	Disposals	2008	2007	for the year	Deletions	2008	31, 2008
Building	634,230	135,433	—	769,663	94,656	26,268	—	120,924	648,739
Plant and machinery	3,180,761	508,820	5,949	3,683,632	2,341,233	187,414	2,202	2,526,445	1,157,187
Computer equipments	353,874	84,857	134	438,597	204,953	92,230	134	297,049	141,548
Office equipment	103,935	12,803	47	116,691	71,989	11,982	43	83,928	32,763
Furniture and fittings	386,994	37,209	1,264	422,939	303,712	36,975	937	339,750	83,189
Vehicles	8,766	4,448	4,040	9,174	2,439	3,788	2,381	3,846	5,328
Total	4,668,560	783,570	11,434	5,440,696	3,018,982	358,657	5,697	3,371,942	2,068,754

Add: Construction in Progress									113,031

Total	4,668,560	783,570	11,434	5,440,696	3,018,982	358,657	5,697	3,371,942	2,181,785

Change in estimated useful life
On the basis of a comprehensive evaluation during the year ended March 31, 2008, the Group had revised the estimated useful lives of its networking equipment (included under plant and machinery) and computers. As a result, the expected useful life of its networking equipment has been increased from 5 to 8 years and the expected useful life of computers has been decreased from 5 to 3 years. The effects of such changes on the depreciation expense for the years ended March 31, 2008, 2009, 2010 and 2011 are as follows:

	2008	2009	2010	2011
Decrease / (increase) in depreciation expense	110,315	98,650	61,498	(17,674)
The following table presents the changes in property, plant and equipment during the year ended March 31, 2007.

	Cost				Accumulated depreciation				Carrying
	As at			As at	As at			As at	amount as
	April 1,			March 31,	April 1,	Depreciation		March 31,	at March
Particulars	2006	Additions	Disposals	2007	2006	for the year	Deletions	2007	31, 2007
Building	485,156	149,074	—	634,230	72,901	21,755	—	94,656	539,574
Plant and machinery	2,828,970	372,645	20,854	3,180,761	2,069,145	292,653	20,565	2,341,233	839,528
Computer equipments	286,502	70,240	2,868	353,874	164,036	43,677	2,760	204,953	148,921
Office equipment	95,104	9,120	289	103,935	60,452	11,816	279	71,989	31,946
Furniture and fittings	349,243	39,222	1,471	386,994	263,141	41,921	1,350	303,712	83,282
Vehicles	13,764	8,166	13,164	8,766	8,029	3,124	8,714	2,439	6,327
Total	4,058,739	648,467	38,646	4,668,560	2,637,704	414,946	33,668	3,018,982	1,649,578

Add: Construction in Progress	—	—	—	—	—	—	—	—	23,409

Total	4,058,739	648,467	38,646	4,668,560	2,637,704	414,946	33,668	3,018,982	1,672,987

Leased assets
The Group’s leased assets include certain buildings, plant and machinery and motor vehicles acquired under finance leases. As at March 31, 2009 the net carrying amount of buildings, plant and machinery and vehicles acquired under finance leases is Rs.260,968 (March 31, 2008: Rs.271,125), 145,304 (March 31, 2008 : Nil) and Rs.2,159 (March 31, 2008: Rs.5,638) respectively.
Capital Commitments
As of March 31, 2009 and March 31, 2008, the Company was committed to spend approximately Rs.322,607 (net of advances Rs.177,183) and Rs.618,541 (net of advances Rs.507,157) respectively, under agreements to purchase property, plant and equipment.
Construction in progress
Amounts paid towards acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment that are not ready to be put into use are disclosed under construction-in-progress.
Security
As at March 31,2009 properties with a carrying amount of Rs.2,481,174 (March 31, 2008 : Nil) are subject to a registered charge to secure bank borrowings.
6. Intangible assets
Intangible assets comprise the following:

	March 31, 2009	March 31, 2008

Goodwill	40,461	50,796
Other intangible assets	137,411	131,511

	177,872	182,307

(i) Goodwill
The following table presents the changes in goodwill during the years ended March 31, 2009 and 2008

	March 31, 2009	March 31, 2008

Balance at the beginning of the year	50,796	50,796
Effect of movement in exchange rates	4,865	—
Impairment loss recognised during the year	(15,200)	—

Net carrying amount of goodwill	40,461	50,796

The amount of Goodwill as at March 31, 2009 and March 31, 2008 has been allocated to the online portals segment.
Impairment testing for cash-generating units containing goodwill
For the purpose of impairment testing, goodwill is allocated to the Group’s strategic business unit which represents the lowest level within the Group at which the goodwill is monitored for internal management purposes. The recoverable amount of the globe travels cash generating unit (which is part of online portals segment) was based on its value in use. The carrying amount of the unit was determined to be higher than its recoverable amount and an impairment loss of Rs.15,200 (March 2008: Nil) was recognized. The impairment loss was fully allocated to goodwill.
Value in use was determined by discounting the future cash flows generated from the continuing use of the unit and was based on the following key assumptions:
•	Cash flows were projected based on actual operating results and the 5 year business plan. Cash flows were arrived at as an excess of revenue over the related costs for the same period.
•	Management believes that this forecast period is justified due to the long term nature of the travel business.
•	The projected quarterly average revenue growth included in the cash flow projections was 8% during the period 2010 — 2014. Management believes that this growth percentage was reasonable and is in line with the average trend of the industry.
•	The projected quarterly increase in average cost was 6% during the same period.
•	A pre-tax discount rate of 26% was applied in determining the recoverable amount of the cash generating unit. The discount rate was estimated based on an industry average weighted average cost of capital, which was based on a possible range of debt leveraging of 0% at a market interest rate of 7%.
The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources.

(ii) Other Intangibles
The following table presents the changes in intangible assets during the years ended March 31, 2009, 2008 and 2007.

	Technical	Portals	Customer
	know-	and web	related		License
	how	content	intangibles	Software	fees	Total

(A) Cost
Balance as at April 1, 2006	82,753	52,730	126,871	219,315	—	481,669
Acquisitions through business combination	—	—	72,683	6,089	—	78,772
Other acquisitions	—	—	—	15,474	50,000	65,474
Balance as at March 31, 2007	82,753	52,730	199,554	240,878	50,000	625,915
Acquisitions during the year	—	—	—	30,238	—	30,238
Balance as at March 31, 2008	82,753	52,730	199,554	271,116	50,000	656,153
Acquisitions during the year	—	—	1,016	48,099	—	49,115
Balance as at March 31, 2009	82,753	52,730	200,570	319,215	50,000	705,268

(B) Amortization
Balance as at April 1, 2006	79,240	50,065	117,433	193,350	—	440,128
Amortization for the year	3,513	2,645	18,796	22,974	906	48,834
Balance as at March 31, 2007	82,753	52,710	136,269	216,324	906	488,962
Amortization for the year	—	20	13,657	19,503	2,500	35,680
Balance as at March 31, 2008	82,753	52,730	149,926	235,827	3,406	524,642
Amortization for the year	—	—	19,921	20,794	2,500	43,215
Balance as at March 31, 2009	82,753	52,730	169,847	256,621	5,906	567,857

(C) Carrying amounts
As at March 31, 2007	—	20	63,285	24,554	49,094	136,953
As at March 31, 2008	—	—	49,628	35,289	46,594	131,511
As at March 31, 2009	—	—	30,723	62,594	44,094	137,411

Capital Commitments
As of March 31, 2009, the Company was committed to spend approximately Rs.390,208 (net of advances Rs.119,454) (March 31, 2008 : Rs. Nil) respectively, under agreements to purchase intangible assets.
Interest Capitalization
During the years ended March 31, 2009 and 2008, the Company capitalized interest cost of Rs.5,620 and Rs. Nil respectively. The rate of capitalization of interest cost was approximately 11.67%.
7. Investment in equity accounted investees
In March 2006, MF Global Overseas Limited (MFG), a group incorporated in United Kingdom acquired 70.15% of equity share capital of MF Global Sify Securities Private Limited (MF Global), formerly Man Financial-Sify Securities India Private Limited (‘MF Global) from Refco Group Inc., USA (‘Refco’). As at March 31, 2009, 29.85% of MF Global equity shares is held by the Company. The remaining 70.15% is owned by MFG, an unrelated third party. MFG is a subsidiary of MF Global Limited, Bermuda. A summary of key financial information of MF Global and its subsidiaries which is not adjusted for the percentage ownership held by the Group is presented below:

Balance sheet	March 31, 2009	March 31, 2008

Total assets	3,435,921	7,893,663
Total liabilities	1,617,159	6,290,602
Shareholders’ equity	1,818,762	1,603,061

Total Liabilities and shareholders’ equity	3,435,921	7,893,663

	For the year ended
Statement of operations	March 31, 2009	March 31, 2008	March 31, 2007

Revenues	1,413,643	2,503,520	1,293,383
Net profit	216,917	606,255	204,426

8. Cash and Cash equivalents
Cash and cash equivalents as per consolidated balance sheets, as at March 31, 2009 amounted to Rs.380,042 (Rs.628,745 as at March 31, 2008). This excludes cash-restricted of Rs.1,330,756 (Rs.878,582 as at March 31, 2008), representing deposits held under lien against working capital facilities availed and bank guarantees given by the Group towards future performance obligations.

	March 31, 2009	March 31, 2008	March 31, 2007

(a) Restricted cash
Non current
Against future performance obligation	1,000	1,000	1,000
Current
Bank deposits held under lien against borrowings from banks	1,329,756	877,582	938,833

Total restricted cash	1,330,756	878,582	939,833

(b) Non restricted cash
Current

Cash and bank balances	380,042	628,745	2,131,324

Total cash (a+b)	1,710,798	1,507,327	3,071,157

Bank overdraft used for cash management purposes	(1,397,083)	(617,637)	—
Less: Non current restricted cash	(1,000)	(1,000)	(1,000)

Cash and cash equivalents for the statement of cash flows	312,715	888,690	3,070,157

9. Lease prepayments

	March 31, 2009	March 31, 2008

Towards land**	—	553,051
Towards buildings*	311,185	15,858

	311,185	568,909

*	Includes Rs.256,050 paid to VALS Developers Private Limited. Also refer note 35.

**	Also refer note 13 (ii) (b)
In respect of buildings, prepayments made towards buildings accounted for as operating leases are amortised over the lease term on a straight line basis. In case prepayments are made towards buildings accounted for as finance leases, such prepayments are capitalized as ‘Leasehold Buildings’ (included in buildings) on the commencement of the lease term under the head ‘Property, plant and equipment’ and depreciated in accordance with the depreciation policy for similar owned assets.

10. Other assets

	March 31, 2009	March 31, 2008

Non current
Withholding taxes (see note (a) below)	174,234	194,328
Other deposits ( see note (b) and (c) below)	322,091	142,197
Net investment in leases	—	5,297

	496,325	341,822

Current
Net investment in leases	—	6,743

	—	6,743

Financial assets included in other assets	227,468	154,237

(a)	Withholding taxes represent taxes deducted at source by the customers and paid to the Government, which is adjustable against tax liability of the Company.

(b)	Includes Rs.26,775 paid to VALS Developers Private Limited. Also refer note 35.

(c)	Includes Rs. 111,333 paid to Emirates Integrated Telecommunications Company PJSC in relation to supply of capacity from the Europe India Gateway.
Net investment in leases
The Company, which is a dealer lessor, has leasing arrangements for leasing various types of routers, modems and other equipment for setting up virtual private and bandwidth to its customers in its corporate connectivity business. The Company recognizes the sale transaction in the profit and loss statements in accordance with the terms of the underlying agreements and initial direct cost are expensed as incurred. Gross investment in such leases as at March 31, 2009 and March 31, 2008 and minimum lease payments are as follows:

	March 31, 2009			March 31, 2008
	Minimum		Net	Minimum lease		Net
	lease	Unearned	investment	payments	Unearned	investment
	payments	income	in leases	receivable	income	in leases

Less than one year	—	—	—	7,275	532	6,743
Between one and five years	—	—	—	5,431	134	5,297

Total				12,706	666	12,040

During the year ended March 31, 2009, due to issues associated with collectibility, the Company has written off the lease installments due from the customer.
11. Deferred tax assets and liabilities
The tax effects of significant temporary differences that resulted in deferred tax assets and a description of the items that created these differences is given below

	Assets / (liabilities)
Recognised deferred tax assets / (liabilities)	March 31, 2009	March 31, 2008

Deferred tax assets
Property, Plant and Equipment	1,796	1,733
Intangible assets	2,212	3,155
Allowance for doubtful trade and other receivables	4,516	10,644
Carry forward capital losses	67,735	56,859
	76,259	72,391

	Assets / (liabilities)
Recognised deferred tax assets / (liabilities)	March 31, 2009	March 31, 2008

Deferred tax liabilities
Investment in equity accounted investees	(67,735)	(56,821)
	(67,735)	(56,821)

Net deferred tax asset recognized in balance sheet	8,524	15,570

In assessing the realisabiliy of the deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of the deferred income tax assets and tax loss carry forwards is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategy in making this assessment. Based on the level of historical taxable income and projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes that the Company will realize the benefits of those recognized deductible differences. The amount of deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced. Also refer note 38 relating to subsequent events.
Movement in temporary differences during the year

	Balance	Recognised		Balance	Recognised		Balance
	as at	in	Recognised	as at	in	Recognised	as at
	April 1,	income	in	March	income	in	March
	2007	statement	Equity	31, 2008	statement	Equity	31, 2009

Property, Plant and Equipment	1,671	62	—	1,733	63	—	1,796
Intangible assets	2,975	180	—	3,155	(943)	—	2,212
Allowance for doubtful trade and other receivables	6,040	4,604	—	10,644	(6,128)	—	4,516
Tax loss carry forwards	79,344	(20,493)	(1,992)	56,859	10,816	60	67,735
Investment in equity accounted investees	(23,926)	(34,887)	1,992	(56,821)	(10,854)	(60)	(67,735)
Actuarial gains/losses	—	(957)	957	—	—	—	—
Others	—	(471)	471	—	—	—	—

	66,104	(51,962)	1,428	15,570	(7,046)	—	8,524

Unrecognized deferred tax assets / (liabilities)

	As at March 31, 2009	As at March 31, 2008

Deductible temporary differences	82,062	63,090
Unrecognized tax losses	3,440,680	1,395,042
	3,522,742	1,458,132

Considering the probability of availability of future taxable profits in the period in which tax losses expire, deferred tax assets have not been recognised in respect of tax losses carried forward by the Group. The above tax losses expire at various dates ranging from 2015 to 2024.
Deferred tax liabilities of Rs 44,627 and Rs Nil as at March 31, 2009 and March 31, 2008 have not been recognised on undistributed profits of its subsidiaries since the group expects to realize the same in a tax free manner.
Income Tax expense recognized in profit or loss

	March 31, 2009	March 31, 2008	March 31, 2007

Current tax expense
Current period	90,003	12,013	—
	90,003	12,013	—
Deferred tax expense
Origination and reversal of temporary differences	17,862	31,469	13,231

	March 31, 2009	March 31, 2008	March 31, 2007

Recognition of previously unrecognized tax losses	(10,854)	(34,887)	(79,344)
Reversal of previously recognized tax losses	38	55,380	—
	7,046	51,962	(66,113)

Total income tax expense / (benefit)	97,049	63,975	(66,113)

Income tax directly recognised in equity

	March 31, 2009	March 31, 2008	March 31, 2007

Actuarial (gains) or losses	—	957	(9)
Tax effect of changes in the fair value of other investments	—	556	—
Tax effect on foreign currency translation differences	—	(85)	—

Income tax benefit / (expense) recognized directly in equity	—	1,428	(9)

Reconciliation of effective tax rate
A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before taxes is summarized below:

	Year ended	Year ended	Year ended
	March 31, 2009	March 31, 2008	March 31, 2007

Profit / (loss) before income taxes	(754,584)	89,421	205,259
Enacted tax rates in India	33.99%	33.99%	33.99%
Computed expected tax expense / (benefit)	(256,483)	30,394	69,768
Effect of:
Share based payment expense not deductible for tax purposes	16,149	14,234	17,348
Unrecognized deferred tax assets on losses incurred during the year (net of temporary differences, if any)	359,669	65,714	1,824
Unrecognized deferred tax asset on temporary differences	—	12,634	—
Share of profit of equity accounted investeee taxed at a lower rate	(8,582)	(24,253)	(8,172)
Recognition of previously unrecognized tax losses	(13,203)	(37,312)	(87,516)
Utilization of previously unrecognized tax losses	—	—	(58,047)
Others	(501)	2,564	(1,318)

	97,049	63,975	(66,113)

12. Inventories
Inventories comprise:

	March 31, 2009	March 31, 2008

Communication hardware	30,832	28,700
Application software	4,264	2,079
Others	3,992	6,972

	39,088	37,751

The entire carrying amount of inventories as at March 31, 2009 (March 31, 2008 : Nil) is secured in connection with bank borrowings.

13. Trade and other receivables
Trade and other receivables comprise:

	March 31, 2009	March 31, 2008

(i) Trade receivables, net	1,504,927	1,694,542
(ii) Other receivables including deposits	950,599	526,184

	2,455,526	2,220,726

(i)	Trade receivable as of March 31, 2009 and March 31, 2008 are stated net of allowance for doubtful receivables. The Group maintains an allowance for doubtful receivables based on its age and collectability. Trade receivables are not collateralized except to the extent of refundable deposits received from cybercafé franchisees and from cable television operators. Trade receivables consist of:

	March 31, 2009	March 31, 2008

Trade receivables from related parties	698	—
Other trade receivables	1,620,524	1,777,858

	1,621,222	1,777,858
Less: Allowance for doubtful receivables	(116,295)	(83,316)

Balance at the end of the year	1,504,927	1,694,542

The activity in the allowance for doubtful accounts receivable is given below:

	For the year ending
	March 31, 2009	March 31, 2008

Balance at the beginning of the year	83,316	101,624
Add : Additional provision, net	84,346	131,954
Less : Bad debts written off	(51,367)	(150,262)

Balance at the end of the year	116,295	83,316

(ii)	Other receivables comprises of the following items:

	March 31, 2009	March 31, 2008

Advances and other deposits (Refer Note (a) and (b) below)	745,876	443,275
Deposits with Department of Income tax / Withholding taxes (Refer Note (c) below)	191,457	77,724
Employee advances	13,266	5,185

	950,599	526,184

Financial assets included in other receivables	405,989	298,862

Notes:

a)	Advances and other deposits primarily comprises of receivables in the form of Custom duty credit entitlement and other advances given in the ordinary course of business.

b)	In the year ending 31 March 2008, the Group entered into a lease for 16.97 acres of land from Electronics Corporation of Tamil Nadu (ELCOT) for a period of 90 years. The Group had paid a sum of Rs.555,616 as refundable security deposit towards such land. In 2009, the Group returned 11.42 acres of land to ELCOT. Consequently, ELCOT has refunded to the

Group a sum of Rs.374,576 representing the proportionate sum of refundable security deposit. Further in March 2009, the Group has made a application for refund of the security deposit relating to the balance 5.55 acres of land also. The Group believes that the same will be received within the next 12 months and accordingly, the receivable has been classified as a current asset.

c)	Deposit with Department of Income Tax represents tax demands paid amounting to Rs. Nil as on March 31, 2009 (March, 31 2008 : Rs.77,724) to the authorities under protest. Also refer note 33 (a). Also includes withholding taxes recoverable from the Department of Income Tax for which the Company has filed tax returns for refund. The Company expects to realize such refund of withholding taxes within the next 12 months.
14. Prepayments for current assets
Prepayments for current assets comprise of the following:

	March 31, 2009	March 31, 2008

Prepayments for purchase of bandwidth	63,961	90,129
Prepayments related to insurance	12,682	15,798
Prepayments-others	47,066	34,485
Lease prepayments	4,839	10,215

	128,548	150,627

15. Other Investments
Other Investments comprise of available for sale investments in units of mutual funds. The details of such investments are given below:

	March 31, 2009			March 31, 2008
		Gains/ (Loss)			Gains/ (Loss)
	Gross	recognized in		Gross	recognized in
	amount	equity	Fair value	amount	equity	Fair value

Investment in mutual funds	20,315	(6,441)	13,874	20,315	(1,636)	18,679

16. Capital and reserves
Reconciliation of movement in capital and reserves

						Share of
						gains and		Equity
						(losses)		attributable
						from		to the
				Foreign		investments		equity	Amount
			Share based	Currency	Recognised	in equity		holders of	attributable
	Share	Share	Payment	Translation	actuarial	accounted	Accumulated	the	to Minority
Particulars	Capital	Premium	Reserve	Reserve	gain / (loss)	investee	Deficit	Company	Interest	Total Equity

Balance at April 1, 2006	423,895	16,177,821	60,860	—	2,926	—	(12,511,510)	4,153,992	—	4,153,992
Minority interest recognized due to divestment			—	—	—	—	—	—	139,234	139,234
Total recognised income and expense	—	—	—	(316)	18	10,793	240,841	251,336	30,531	281,867
Share-based payments recognized	—	—	60,933	—	—	—	—	60,933	—	60,933
Stock options exercised	4,108	84,275	(15,738)	—	—	—	—	72,645	—	72,645
Stock options lapsed	—	—	(4,515)	—	—	—	4,515	—	—	—

Balance at March 31, 2007	428,003	16,262,096	101,540	(316)	2,944	10,793	(12,266,154)	4,538,906	169,765	4,708,671

							Share of
							gains and
							(losses)		Equity
							from		attributable	Amount
			Share	Foreign			investments		to the equity	attributable
			based	Currency	Recognised		in equity		holders of	to
	Share	Share	Payment	Translation	actuarial	Fair Value	accounted	Accumulated	the	Minority
Particulars	Capital	Premium	Reserve	Reserve	gain / (loss)	Reserve	investee	Deficit	Company	Interest	Total Equity

Balance at April 1, 2007	428,003	16,262,096	101,540	(316)	2,944	—	10,793	(12,266,154)	4,538,906	169,765	4,708,671
Total recognised income and expense	—	—	—	163	(1,859)	(1,080)	(9,669)	(4,696)	(17,141)	30,142	13,001
Share-based payments recognized	—	—	56,410	—	—	—	—	—	56,410	—	56,410
Stock options exercised	198	7,219	(2,757)	—	—	—	—	—	4,660	—	4,660
Stock options lapsed	—	—	(5,795)	—	—	—	—	5,795	—	—	—
Issue of share capital	12,817	99,332	—	—	—	—	—	—	112,149	—	112,149

Balance at March 31, 2008	441,018	16,368,647	149,398	(153)	1,085	(1,080)	1,124	(12,265,055)	4,694,984	199,907	4,894,891

16. Capital and reserves (continued)

							Share of
							gains and
							(losses) from		Equity	Amount
			Share	Foreign			investments		attributable	Attributable
			based	Currency	Recognised		in equity		to the equity	to
	Share	Share	Payment	Translation	actuarial	Fair Value	accounted	Accumulated	holders of the	Minority
Particulars	Capital	Premium	Reserve	Reserve	gain / (loss)	Reserve	investee	Deficit	Company	Interest	Total Equity

Balance at April 1, 2008	441,018	16,368,647	149,398	(153)	1,085	(1,080)	1,124	(12,265,055)	4,694,984	199,907	4,894,891
Total recognised income and expense	—	—	—	(1,256)	(4,346)	(5,361)	296	(900,574)	(911,241)	48,941	(862,300)
Share-based payments recognized	—	—	61,380	—	—	—	—	—	61,380	—	61,380
Stock options lapsed	—	—	(61,243)	—	—	—	—	61,243	—	—
Others	—	6,570	—	—	—	—	—	—	6,570	—	6,570

Balance at March 31, 2009	441,018	16,375,217	149,535	(1,409)	(3,261)	(6,441)	1,420	(13,104,386)	3,851,693	248,848	4,100,541

Share Capital and Share Premium
No of shares

	Year ended March 31,
	2009	2008		2007

Issued as at April 01	55,637,082	42,800,265		42,389,514
Issued for cash*	—	12,817,000	*	—
Exercise of share options	—	19,817		410,751
Shares forfeited*	(12,817,000)	—		—

Issued as at March 31	42,820,082	55,637,082		42,800,625

*	Paid up Rs.1/- per share
As at March 31, 2009 the authorized share capital comprises 61,000,000 ordinary shares (as of March 31, 2008, the number of authorized shares was 61,000,000) of Rs.10 each. The holders of ordinary shares are entitled to receive dividends from time to time and are entitled to vote at meetings of the Group. All shares rank equally with regard to Group’s residual assets.
The Company had entered into a Subscription Agreement with Infinity Satcom Universal Private Limited (Infinity Satcom Universal) during the year ended March 31, 2008 for issuance of 12,817,000 Equity Shares of the Company with face value of Rs.10/- per share at a premium of Rs.165/-. It was approved by the Company’s shareholders at the Extra ordinary General Meeting held on March 17, 2008. Infinity Satcom Universal is controlled by Ananda Raju Vegesna, Executive Director, and brother of Shri Raju Vegesna, Chairman and Managing Director.
The Company had received a sum of Rs.112,149 (comprising of Rs.12,817 towards face value and Rs.99,332 towards securities premium / share premium). Subsequently on August 28, 2008, Infinity Satcom Universal have communicated to the Company that they would focus their attention on the business of Sify Communication Limited(erstwhile subsidiary) and hence shall not contribute the balance money towards the subscription of 12,817,000 Equity Shares, as and when it is called. Accordingly, at the meeting of the Board of Directors, the shares allotted and monies already collected (Rs.112,149 including sums towards capital and premium) have been forfeited.
Translation reserve
The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.
Share based payment reserve
Share based payment reserve represents the stock compensation expense recognised in a separate component of the equity.
Fair value reserve
The fair value reserve comprises the cumulative net change in the fair value of available-for-sale securities until the investments are derecognized or impaired.
Recognised actuarial gain / loss
Recognised actuarial gain / loss represents the cumulative actuarial gain / loss recognised directly in equity.

17. Finance lease obligations
The Group leases routers and other equipments under finance lease arrangements. The following is a schedule of future minimum finance lease commitments as at March 31, 2009:

	March 31, 2009			March 31, 2008
			Present			Present
	Future		value	Future		value
	minimum		minimum	minimum		minimum
	lease		lease	lease		lease
	payments	Interest	payments	payments	Interest	payments

Less than one year	42,743	(9,800)	32,943	3,344	(445)	2,899
Between one and five years	138,246	(15,864)	122,382	2,656	(163)	2,493

Total	180,989	(25,664)	155,325	6,000	(608)	5,392

18. Employee benefits

	March 31, 2009	March 31, 2008

Gratuity payable	15,082	8,592
Compensated absences	49,218	33,658

	64,300	42,250

Gratuity cost
The components of gratuity costs recognised in the income statement for the years ending March 31, 2009, March 31, 2008 and March 31, 2007 consists of the following:

	March 31, 2009	March 31, 2008	March 31, 2007

Service cost	12,067	8,533	8,149
Interest cost	3,038	1,639	1,662
Expected return on plan asset	(1,672)	(957)	(163)

	13,433	9,215	9,648

Details of employee benefit obligation and plan asset are as follows:

	March 31, 2009	March 31, 2008

Present value of projected benefit obligation at the end of the year	43,389	27,332
Funded status of the plans	28,307	18,740

Recognised (asset) / liability	15,082	8,592

The following table set out the status of the gratuity plan:

Change in defined benefit obligation	March 31, 2009	March 31, 2008	March 31, 2007

Projected benefit obligation at the beginning of the year	27,332	20,785	22,959
Service cost	12,067	8,533	8,149
Interest cost	3,038	1,639	1,662
Actuarial (gain) / loss	3,662	2,393	604
Benefits paid	(2,710)	(6,018)	(12,589)

Projected benefit obligation at the end of the year	43,389	27,332	20,785

Change in plan assets	March 31, 2009	March 31, 2008	March 31, 2007

Fair value of plan assets at the beginning of the year	18,740	8,422	1,717
Expected return on plan assets	1,672	957	163
Actuarial gain / (loss)	(684)	(423)	631
Employer contributions	11,290	15,801	18,500
Benefits paid	(2,711)	(6,017)	(12,589)

Fair value of plan assets at the end of the year	28,307	18,740	8,422

Actual return on plan assets	988	534	794
Actuarial Assumptions at Balance Sheet date:
The principal actuarial assumptions as on March 31, 2009 and 2008 were as follows:

	March 31, 2009	March 31, 2008	March 31, 2007

Discount rate	7.95% P.a	7.85% P.a	8.15% P.a
Long-term rate of compensation increase	8.00% P.a	6.00% P.a	6.00% P.a
Expected long term rate of return on plan assets	8.00% P.a	7.50% P.a	7.50% P.a
Average future working life time	10.99 years	10.23 years	9.97 years

Discount rate: The discount rate is based on prevailing market yields of Indian Government securities as at the balance sheet date for the estimated term of the obligations.
Long term rate of compensation increase: The estimates of future salary increases considered take into account inflation, seniority, promotion and other factors.
Expected long term rate of return on plan assets: This is based on the average long term rate of return expected on investments of the fund during the estimated term of the obligations.
Assumptions regarding future mortality are based on published statistics and mortality tables.
The Group assesses these assumptions with the projected long-term plans of growth and prevalent industry standards.
Historical Information

	March 31, 2009	March 31, 2008

Experience adjustment on plan liabilities	1,574	1,489
Experience adjustment on plan assets	(684)	(423)

Contributions: The Group expects to contribute Rs.20,000 to its gratuity fund during the year ending March 31, 2010.
Plan assets: The Gratuity plan’s weighted-average asset allocation at March 31, 2009 and March 31, 2008, by asset category is as follows:

	March 31, 2009	March 31, 2008

Funds managed by insurers	100%	100%
Actuarial gains and losses recognised in equity
The amount of actuarial gains and losses recognised directly in equity for the years ending March 31, 2009 and 2008 is as follows:

	March 31, 2009	March 31, 2008	March 31, 2007

Actuarial gain / (loss)	(4,346)	(2,816)	27

	(4,346)	(2,816)	27

Contributions to defined contribution plans
In accordance with Indian law, all employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and employer make monthly contributions to the plan, each equal to a specified percentage of employee’s basic salary. The Group has no further obligations under the plan beyond its monthly contributions. The Group contributed Rs.70,354, Rs.52,244 and Rs.40,838 for the years ended March 31, 2009, 2008 and 2007.
19. Other liabilities

	March 31, 2009	March 31, 2008

Franchisee and other deposits	134,116	124,472

	134,116	124,472

Internet access services at home and through a network of cybercafés is provided through a franchised network of cable operators in India and cybercafé operators. The Group enters into an agreement with the franchisee that establishes the rights and obligations of each party and grants each franchisee a non-exclusive license to operate the cybercafé using the Group’s logo, brand and trade names. The agreement provides for payment to the Company, of an initial security deposit in consideration for establishing the franchisee relationship and providing certain initial services.
20. Borrowings from banks

	March 31, 2009	March 31, 2008

Current
Loan secured against fixed deposits (Refer note 1 below)	310,000	85,000
Term Bank Loans (Refer note 2 below)	331,944	-71,426
Other working capital facilities (Refer note 3 below)	540,826

	1,182,770	156,426

Non current
Term Bank loans	201,389	—

	201,389	—

The Group has short term borrowings which include:

1.	Loan secured against fixed deposits of Rs. 310,000 as at March 31, 2009 (Rs. 85,000 as at March 31, 2008) represent Bank loans for working capital requirements. These borrowings bear interest ranging from 10%-11.90% p.a and are repayable within one year from the balance sheet date.

2.	Term bank loans are secured by fixed deposits and moveable fixed assets of the Group. These loans bear interest ranging from 9.50% to 12.50% p.a. Term loan includes a balance of Rs 283,333 outstanding as at 31 March 2009 which is subject to put/call option every six months. The Company has not met certain financial covenants relating to the said loan as of 31 March 2009. Subsequent to the balance sheet date, the bank has neither called the loan nor demanded the loan for not meeting the financial covenants. As per the terms of the loan agreement, no financial penalty is leviable.

3.	Other working capital facilities are secured by a certain current assets, fixed deposits and trade receivables of the Company. These borrowings bear interest ranging from 11% to 13% p.a. Such facilities are renewable every year.

21. Trade and other payables

	March 31, 2009	March 31, 2008

Trade payables	690,388	613,422
Advance from customers	52,224	124,921
Accrued expenses	668,769	656,402
Other payables	143,849	106,591

	1,555,230	1,501,336

Financial liabilities included in trade and other payables	1,411,358	1,467,288

22. Deferred Income
Deferred revenue includes the following amounts of unearned income:

	March 31, 2009	March 31, 2008

Corporate network/data services	308,521	276,844
Internet access services	28,065	57,270
Other services	18,215	34,242

	354,801	368,356

23. Revenue

	Year ended
	March 31, 2009	March 31, 2008	March 31, 2007

Rendering of Services
Service revenue	5,253,535	4,868,673	4,587,873
Initial franchise fee	30,489	43,503	67,269
Installation service revenue	235,116	318,466	256,040

	5,519,140	5,230,642	4,911,182

Sale of products	643,021	775,573	536,165

	6,162,161	6,006,215	5,447,347

24. Cost of goods sold and services rendered
Cost of goods sold and services rendered information is presented before any depreciation or amortization that is direct and attributable to revenue sources. The Group’s asset base deployed in the business is not easily split into a component that is directly attributable to a business and a component that is common / indirect to all the businesses. Since a gross profit number without depreciation and amortisation does not necessarily meet the objective of such a disclosure, the Group has not disclosed gross profit numbers but disclosed all expenses, direct and indirect, in a homogenous group leading directly from revenue to operating income.

25. Other income

	Year ended
	March 31, 2009	March 31, 2008	March 31, 2007

Duty credit entitlement	79,278	46,152	66,094
Others	9,827	—	226

	89,105	46,152	66,320

26. Selling, general and administrative expenses

	Year ended
	March 31, 2009	March 31, 2008	March 31, 2007

Selling, general and administrative expenses
Personnel expenses	987,585	715,365	637,293
Marketing and promotion expenses	608,318	558,573	240,317
Administrative and other expenses*	1,217,522	1,160,777	1,217,361

	2,813,425	2,434,715	2,094,971

*	Includes foreign exchange gain / (loss) of Rs.21,320, Rs.(22,587) and Rs.8,332 for the years ended March 31, 2009, 2008 and 2007 respectively.
Under the provisions of the Indian Income Tax Act, 1961, employers are required to pay fringe benefits tax (FBT) on the taxable value of the fringe benefits or privileges or that are provided or deemed to be provided to employees. FBT under the provisions of the Indian Income Tax Act, 1961 is Rs.19,880 ,Rs.16,910, Rs.17,500 for the year ended March 31, 2009, 2008 and 2007 respectively.
27. Personnel expenses

	Year ended
	March 31, 2009	March 31, 2008	March 31, 2007

Salaries and wages	1,532,378	1,115,369	940,942
Contribution to provident fund and other funds	70,354	52,244	40,838
Staff welfare expenses	38,225	40,081	26,168
Employee stock compensation expense	61,380	56,410	60,933

	1,702,337	1,264,104	1,068,881

Attributable to cost of goods sold and services rendered	714,752	548,739	431,588
Attributable to selling, general and administration expenses	987,585	715,365	637,293
28. Share-based payments
Share based payments are designed as equity-settled plans. Under the equity settled plans, the Group had issued stock options under Associate Stock Option Plan (ASOP) 1999, ASOP 2000, ASOP 2002, ASOP 2005 and ASOP 2007. Each option entitles the holder to purchase one American Depository Share (ADS) at an exercise price determined by the Compensation committee on the date of the grant. There are no options outstanding in respect of ASOP 1999 and ASOP 2000 plan as at April 1, 2008. Our stock option plans are detailed as under:

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
The options vest over a period of 3 years as follows:

One sixth of the options:	At the end of one year from the date of the grant

Two sixth of the options	At the end of two years from the date of the grant

Three sixth of the options:	At the end of three years from the date of the grant.
Upon vesting, employees have 30 days to exercise these options.
As the number of stock options and the price of those options were made known to each allottee, the Plan has been considered as a fixed price grant. Stock option activity under the ASOP 2000 Plan is as follows:

	Number of options			Weighted average exercise price in Rs.
No. of options granted, exercised and forfeited	2009	2008	2007	2009	2008	2007

Outstanding at beginning of the year	—	—	2,040	—	—	182.47
Granted during the year	—	—	—	—	—	—
Forfeited during the year	—	—	—	—	—	—
Expired during the year	—	—	2,040	—	—	182.47
Exercised during the year	—	—	—	—	—	—
Outstanding at the end of the year	—	—	—	—	—	—

Exercisable at the end of the year	—	—	—	—	—	—

(ii) Associate Stock Option Plan 2002
In fiscal year 2002, the Group established the Associate Stock Option Plan 2002 (the ASOP 2002 Plan) which provided for issuing stock options to eligible employees. On December 9, 2002, the Group issued options to the eligible employees at Re. 1 each for purchasing one ADS at an exercise price determined by the Compensation Committee.
The options vest over a period of 3 years as follows:

One sixth of the options:	At the end of one year from the date of the grant

Five sixth of the options:	At the end of each quarter during the second and third year from the date of the grant in eight equal installments.
Upon vesting, employees have 30 days to exercise these options.

As the number of stock options and the price of those options were made known to each allottee, the Plan has been considered as a fixed price grant. Stock option activity under the ASOP 2002 Plan is as follows:

	Number of options			Weighted average exercise price in Rs.
No. of options granted, exercised and forfeited	2009	2008	2007	2009	2008	2007

Outstanding at beginning of the year	—	6,250	378,657	—	228.74	172.83
Granted during the year	—	—	—	—	—	—
Forfeited during the year	—	—	521	—	—	265.35
Expired during the year	—	6,250	31,323	—	228.74	188.45
Exercised during the year	—	—	338,763	—	—	172.18
Outstanding at the end of the year	—	—	6,250	—	—	228.74

Exercisable at the end of the year	—	—	3,906	—	—	228.74

(iii) Associate Stock Option Plan 2005
In October 2005, the Group established the Associate Stock Option Plan 2005 (the ASOP 2005 Plan) which provided for issuing 1,900,000 stock options to eligible employees. The Group cancelled on 22nd September, 2005, all the unissued stock options pertaining to previous plans and / or the stock options surrendered or lapsed.
The options vest over a period of 3 years as follows:

One sixth of the options:	At the end of one year from the date of the grant

Five sixth of the options:	At the end of each quarter during the second and third year from the date of the grant in eight equal installments.
The stock options can be exercised only after they vest but before the expiry date of forty months from the date of the grant.
As the number of stock options and the price of those options were made known to each allottee, the Plan has been considered as a fixed price grant. Stock option activity under the ASOP 2005 Plan is as follows:

	Number of options			Weighted average exercise price in Rs.
No. of options granted, exercised and forfeited	2009	2008	2007	2009	2008	2007

Outstanding at the beginning of the year	326,093	868,195	1,676,400	328.84	238.32	286.20
Granted during the year	—	119,400	547,600	—	340.82	451.15
Forfeited during the year	(29,167)	(122,442)	(1,268,293)	449.16	376.64	290.32
Expired during the year	(296,926)	(28,293)	(15,524)	317.02	461.51	254.01
Exercised during the year	—	(13,567)	(71,988)	—	238.32	238.32
Replaced during the year (Refer to notes below)	—	(497,200)	—	—	422.91	—

Outstanding at the end of the year	—	326,093	868,195	—	328.84	391.59

Vested and exercisable at the end of the year	—	235,010	54,914	—	328.84	338.66

Weighted average grant date fair value of grants during the year	—	—	—	—	120.00	224.86

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
The stock options can be exercised within a period of twelve months from the date of last vesting.
As the number of stock options and the price of those options were made known to each allottee, the Plan has been considered as a fixed price grant. Stock option activity under the ASOP 2007 Plan is as follows:

		Weighted		Weighted
		average		average
	Number of	exercise price	Number of	exercise price
	options	in Rs.	options	in Rs.
No. of options granted, exercised and forfeited	2009	2009	2008	2008

Outstanding at the beginning of the year	1,200,400	157.35	—	—
Granted during the year	142,500	117.46	708,200	184.84
Replaced (Refer to notes below)	—	—	(123,900)	184.84
Replacement options granted (Refer to notes below)	—	—	621,100	157.35
Forfeited during the year	(131,000)	158.77	(5,000)	308.42
Expired during the year	—	—	—	—
Exercised during the year	—	—	—	—

Outstanding at the end of the year	1,211,900	152.51	1,200,400	157.35

Vested and Exercisable at the end of the year	185,167	157.35	—	—
Weighted average grant date fair value of grants during the year	—	71.82	—	80.78

The fair value of stock options granted has been measured using the Black Scholes model at the date of the grant. The Black Scholes model includes assumptions regarding dividend yields, expected volatility, expected term (or “option life”) and risk free interest rates. In respect of the options granted, the expected term is estimated based on the vesting term, contractual term as well as expected exercise behavior of the employees receiving the option. Expected volatility of the option is based on historical volatility, during a period equivalent to the option life, of the observed market prices of the Company’s publicly traded equity shares. Dividend yield of the options is based on the recent dividend activity. Risk-free interest rates are based on the government securities yield of in effect at the time of the grant. These assumptions reflect management’s best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside the Company’s control. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Further, if management uses different assumptions in the future periods, stock compensation expense could be materially impacted in future years.
The estimated fair value of stock options is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

The fair value of services received in return for share options granted under ASOP 2007 is based on the fair value of share options granted measured using Black Scholes model, with the following inputs:

	Year ended	Year ended
No. of options granted, exercised and forfeited	March 31, 2009	March 31, 2008

Weighted average share price	130.41	174.83
Weighted average exercise price	117.46	157.35
Expected volatility	53.5% - 120.0%	53.83% - 77.82%
Option life	3 - 4.5 years	3 - 4.5 years
Expected dividends	—	—
Risk-free interest rate	1.64% - 3.45%	2.50% - 7.50%

A summary of information about fixed price stock options outstanding as at March 31, 2009 is furnished below:

				Weighted
		Number	Weighted	average	Number	Weighted
	Range of	outstanding at	average	remaining	exercisable at	average
	exercise price	March 31,	exercise price	contractual	March 31,	exercise price
	in Rs.	2009	in Rs.	life	2008	in Rs.

ASOP 2005	—	—	—	—	—	—
ASOP 2007	50.20-188.32	12,11,900	152.51	3.87	185,167	157.35

Modification
During the year ended March 31, 2008, the stock options issued under ASOP 2005 and ASOP 2007 had been out of money for most time of the vesting period, as a result the Group’s compensation committee allowed certain employees in their approval dated January 22, 2008 to surrender their (a) unvested (b) vested and (c) unexercised stock options and obtain fresh options at a discount of 10% of the market price under ASOP 2007 prevalent at the date of modification in lieu of the surrendered stock options. This modification resulted in the revision in the exercise price as well as the service period over which the stock options vest. Consequent upon modification, 497,200 stock options of ASOP 2005 plan and 123,900 stock options of ASOP 2007 plan were replaced with an allotment of equal number of fresh options to those who surrendered
The incremental fair value of the stock options replaced was determined by reference to the difference between the fair value of the replaced stock options and the fair value of the cancelled stock options at the date of grant of new stock options. The incremental fair value as a result of such modification in respect of modified options amounted to Rs.20,959 during the year ended March 31, 2008. In respect of modification that has occurred during the vesting period, the incremental fair value granted is included in the measurement of the amount recognised, for services received over the period from the modification date until the date when the modified equity instruments vest, in addition to the amount based on the grant date fair value of the original equity instruments, which is recognised over the remainder of the original vesting period. In respect of the modification that has occurred after vesting date, the incremental fair value granted is recognised immediately or over the vesting period if the employee is required to complete an additional period of service before becoming unconditionally entitled to those modified equity instruments. The incremental cost recognised in respect of such modified options amounted to Rs.8,838 and Rs.2,120 for the years ended March 31, 2009 and 2008, respectively.

The assumptions that were used in arriving at the incremental fair value are as summarized below:

Assumptions	Pre modification	Post modification

Current market price	174.83	174.83
Exercise price	308.34-578.38	157.35

Expected term	3 - 4.5 years	3 - 4.5 years
Volatility	53.83% - 77.82%	53.01% - 77.82%
Dividend yield	0%	0%
Discount rate	2.5%	2.5%

29. Financial income and expense

		Year ended
	March 31, 2009	March 31, 2008	March 31, 2007

Interest income on bank deposits	116,495	160,262	153,028
Interest income from leases	435	1,232	1,164
Others	5,635	289	—
Finance income	122,565	161,783	154,192
Interest expense on lease obligations	2,243	1,826	389
Bank charges	86,216	46,484	17,428
Interest expense on borrowings from banks	163,201	9,372	7,733
Finance expense	(251,660)	(57,682)	(25,550)

Net finance income / (expense) recognised in profit or loss	(129,095)	104,101	128,642

30. Earnings / (loss) per share
The calculation of basic earnings / (loss) per share for the years ended March 31, 2009, 2008 and 2007 is based on the earnings / (loss) attributable to ordinary shareholders of Rs.(900,574), Rs.(4,696) and Rs.240,841 respectively and a weighted average number of shares outstanding of 43,350,320, 42,877,726 and 42,704,619 respectively, calculated as follows:

	Year ended
	March 31, 2009	March 31, 2008	March 31, 2007

Net profit / (loss ) — as reported	(900,574)	(4,696)	240,841

Weighted average number of shares — basic	43,350,320	42,877,726	42,704,619
Basic earnings / (loss) per share	(20.77)	(0.11)	5.64

Weighted average number of shares — diluted	43,350,320	42,877,726	42,792,514
Diluted earnings / (loss) per share	(20.77)	(0.11)	5.63

Weighted average number of ordinary shares basic

	Year ended March 31,
	2009	2008	2007

Issued fully paid ordinary shares at 01 April	42,820,082	42,800,265	42,389,514
Effect of shares issued on exercise of stock options	—	14,562	315,105
Effect of partly paid shares	530,238	62,899	—
Weighted average number of equity shares and equivalent shares outstanding	43,350,320	42,877,726	42,704,619

Weighted average number of ordinary shares diluted

	Year ended March 31,
	2009	2008	2007

Weighted average number of ordinary shares (basic)	43,350,320	42,877,726	42,704,619
Effect of stock options	—	—	87,895
Weighted average number of equity shares outstanding (diluted)	43,350,320	42,877,726	42,792,514

As the Company incurred a net loss attributable to ordinary shareholders for the years ended March 31, 2009 and 2008, 11,535,300 partly paid shares as at March 31, 2008, 1,211,900 and 1,526,493 ordinary shares arising out of potential exercise of outstanding stock options as at March 31, 2009 and 2008 were not included in the computation of diluted earnings per share, as their effect was anti-dilutive.
31. Operating leases
The Group lease office buildings and other equipments under operating lease arrangements that are renewable on a periodic basis at the option of both the lessor and the lessee. Some of the leases include rent escalation clauses. Rental expenses under these leases were Rs.336,899, Rs.173,951 and Rs.147,510 for the years ended March 31, 2009, 2008 and 2007, respectively. The schedule of future minimum rental payments in respect of operating leases is set out below:
As at March 31, 2009

		Less		More than 5
Lease obligations	Total	than 1 year	1-5 years	years

Non-cancellable operating lease obligations	1,801,477	135,165	585,564	1,080,748
Non-cancellable obligations towards proposed lease *	2,423,554	—	549,538	1,874,016

As at March 31, 2008

		Less		More than 5
Lease obligations	Total	than 1 year	1-5 years	years

Non-cancellable operating lease obligations	380,642	73,200	307,262	—

*	For details on proposed lease, refer Note 35 on related parties.
32. Segment reporting
The primary operating segments of the Group are:
•	Corporate network/data services, which provides Internet, connectivity, security and consulting, hosting and managed service solutions;
•	Internet access services, from homes and through cybercafés,
•	Online portal services and content offerings; and
•	Other services, such as development of e-learning software.
The Chief Operating Decision Maker (“CODM”) evaluates the Group’s performance and allocates resources to various strategic business units that are identified based on the products and services that they offer and on the basis of the market served. The measure of profit / loss reviewed by the CODM is “Earnings/loss before interest, taxes, depreciation and amortisation” also referred to as “segment operating income / loss”. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Bandwidth costs, which form a significant part of the total expenses, are allocated primarily between the corporate network/data services and Internet access services businesses as described below:
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
International and national bandwidth is allocated based on actual usage at an agreed methodology between corporate and retail businesses. The bandwidth costs, bandwidth management costs viz infrastructure and manpower costs are absorbed by corporate business. The costs for retail are routed through agreed transfer price. The Group believes that the resulting allocations are reasonable.
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
A significant part of the fixed assets used in the Group’s business are not identifiable to any of the reportable segments and can be used interchangeably between segments. As a result the measures of segment assets and liabilities are not regularly reviewed by the CODM and hence disclosures relating to segment assets and liabilities have not been provided. Also refer to Note 3(s).

The Group’s operating segment information for the years ended March 31, 2009, 2008 and 2007, are presented below:
Year ended March 31, 2009

	Corporate
	Network /	Internet	Online	Consumer
	Data	access	portal	One	Other
	Services	services	services	(sub-total)	Services	Total
		A	B	A+B

Segment revenue	4,305,235	1,128,182	177,324	1,305,506	551,420	6,162,161
Allocated segment expenses	(2,842,889)	(1,295,332)	(220,967)	(1,516,299)	(473,008)	(4,832,196)

Segment operating income / (loss)	1,462,346	(167,150)	(43,643)	(210,793)	78,412	1,329,965
Unallocated expenses:
Cost of goods sold						(484,478)
Selling, general and administrative expenses						(1,130,221)
Depreciation and amortization						(498,872)
Impairment loss on goodwill						(15,200)
Other income / (expense), net						89,105
Finance income						122,565
Finance expenses						(231,539)

Share of profit of equity accounted investee						64,091

Profit or (loss) before tax						(754,584)
Income tax (expense) / benefit						(97,049)

Profit / (loss) for the year						(851,633)

Year ended March 31, 2008

	Corporate
	Network /	Internet	Online	Consumer
	Data	Access	Portal	One	Other
	Services	Services	Services	(sub-total)	Services	Total
		A	B	A+B

Segment revenue	3,822,108	1,545,226	210,766	1,755,992	428,115	6,006,215
Allocated segment expenses	(2,434,316)	(1,432,982)	(298,031)	(1,731,013)	(366,851)	(4,532,180)

Segment operating income / (loss)	1,387,792	112,244	(87,265)	24,979	61,264	1,474,035
Unallocated expenses:
Cost of goods sold						(333,681)
Selling, general and administrative expenses						(1,014,382)
Depreciation and amortization						(394,337)
Other income / (expense), net						46,152
Finance income						161,783
Finance expenses						(31,276)

Share of profit of equity accounted investee						181,127

Profit / (loss) before tax						89,421
Income tax (expense) / benefit						(63,975)

Profit / (loss) for the year						25,446

Year ended March 31, 2007

	Corporate
	Network /	Internet	Online	Consumer
	Data	access	portal	One	Other
	Services	services	services	(sub-total)	Services	Total
		A	B	A+B

Segment revenue	3,022,285	1,846,416	262,904	2,109,320	315,742	5,447,347
Allocated segment expenses	(1,833,432)	(1,760,624)	(261,949)	(2,022,573)	(258,749)	(4,114,754)

Segment operating income / (loss)	1,188,854	85,792	955	86,747	56,993	1,332,593
Unallocated expenses:
Cost of goods sold						(283,433)
Selling, general and administrative expenses						(646,894)
Depreciation and amortization						(463,780)
Other income / (expense), net						66,320
Finance Income						154,192
Finance expenses						(14,769)

Share of profit in equity accounted investee						61,030

Profit / (loss) before tax						205,259
Income tax (expense) / benefit						66,113

Profit / (loss) for the year						271,372

Reconciliations

		Selling, general
		and
		administrative
	Cost of goods sold	expenses	Finance expenses	Total

Year ended March 31, 2009
Allocated segment expenses	3,128,871	1,683,204	20,121	4,832,196
Unallocated segment expenses	484,478	1,130,221	231,539
Total as per income statement	3,613,349	2,813,425	251,660

Year ended March 31, 2008
Allocated segment expenses	3,085,441	1,420,333	26,406	4,532,180
Unallocated segment expenses	333,681	1,014,382	31,276
Total as per income statement	3,419,122	2,434,715	57,682

Year ended March 31, 2007
Allocated segment expenses	2,655,896	1,448,077	10,781	4,114,754
Unallocated segment expenses	283,433	646,894	14,769
Total as per income statement	2,939,329	2,094,971	25,550

Geographic segments
The Group has two geographic segments India and rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

		Rest of the
Description	India	world	Total

Revenues
Year ended March 31, 2009	5,071,137	1,091,024	6,162,161
Year ended March 31, 2008	5,342,248	663,967	6,006,215
Year ended March 31, 2007	4,797,543	649,804	5,447,347

The Group does not disclose information relating to non-current assets located in India and rest of the world as the necessary information is not available and the cost to develop it would be excessive.
33. Contingencies
a) During the year ended March 31, 2006, the Group had received a notice from the Income-Tax Department of India for the financial years 2002 and 2003 for a sum of Rs.103,000 on a plea that no withholding tax was deducted in respect of international bandwidth and leased line payments made by the Group to international bandwidth / lease line service providers. Subsequently in 2007, the demand was revised to Rs. 77,724 by the income tax authorities and the Group was directed to pay the amount of demand in 12 installments. Accordingly, the Group paid a sum of Rs.77,724 during the year ended March 31, 2008. The Group considered that the likelihood of the loss contingency was remote and no provision for the loss contingency was necessary as at March 31, 2008. Subsequently during the year ended March 31, 2009 the Group has received an order in its favour from the Income Tax Authorities and refund for the same has been received during the year ended March 31, 2009.
b) Additionally, the Group is also involved as a party to lawsuits, claims and proceedings, which arise in the ordinary course of business. The Group does not foresee any material contingency out of the pending issues.
c) The Group during the year ended March 31, 2009 entered into a contract with Emirates Integrated Telecom for the construction and supply of capacity from the Europe India Gateway. As per the contract with Emirates, the Group is required to pay its share of decommissioning costs if any that may arise in the future. No provision has been made by the Group for such decommissioning costs as the amount of provision cannot be measured reliably as at March 31, 2009.
d) In respect of contingencies arising on legal proceedings, refer Note 34.
34. Legal proceedings
(i) The Group and certain of its officers and directors are named as defendants in securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in Sify’s initial public offering of American Depositary Shares as defendants. This class action is brought on behalf of a purported class of purchasers of Sify’s ADSs from the time of Sify’s Initial Public Offering (“IPO”) in October 1999 through December 2000. The central allegation in this action is that the underwriters in Sify’s IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased Sify’s ADSs in the IPO and the aftermarket. The complaint also alleges that Sify violated the United States Federal Securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits.
In July 2002, an omnibus motion to dismiss all complaints against issuers and individual defendants affiliated with issuers was filed by the entire group of issuer defendants in these similar actions. In October 2002, the cases against the Group’s executive officers who were named as defendants in this action were dismissed without prejudice. In February 2003, the court in this action issued its decision on defendants’ omnibus motion to dismiss. This decision denied the motion to dismiss the Section 11 claim as to the Group and virtually all of the other issuer defendants. The decision also denied the motion to dismiss the Section 10(b) claim as to numerous issuer defendants, including the Group. On June 26, 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against Sify and over 300 other issuers who went public between 1998 and 2000, announced a proposed settlement with Sify and the other issuer defendants. The proposed settlement provided that the insurers of all settling issuers would guarantee that the plaintiffs recover $1 billion from non-settling defendants, including the investment banks who acted as underwriters in those offerings. In the event that the plaintiffs did not recover $1 billion, the insurers for the settling issuers would make up the difference. This proposed settlement was terminated on June 25, 2007, following the ruling by the United States Court of Appeals for the Second Circuit on December 5, 2006, reversing the District Court’s granting of class certification.
On August 14, 2007, the plaintiffs filed Amended Master Allegations. On September 27, 2007, the Plaintiffs filed a Motion for Class Certification. Defendants filed a Motion to Dismiss the focus cases on November 9, 2007. On March 26, 2008, the Court ruled on the Motion to Dismiss, holding that the plaintiffs had adequately pleaded their Section 10(b) claims against the Issuer Defendants and the Underwriter Defendants in the focus cases. As to the Section 11 claim, the Court dismissed the claims brought by those plaintiffs who sold their securities for a price in excess of the initial offering price, on the grounds that they could not show cognizable damages, and by those who purchased outside the previously certified class period, on the grounds that those claims were time barred. This ruling, while not binding on the Group’s case, provides guidance to all of the parties involved in this litigation. On October 2, 2008, plaintiffs requested that the class certification motion in the focus cases be withdrawn without prejudice. On October 10, 2008, the Court signed an order granting that request.
On April 2, 2009, the parties lodged with the Court a motion for preliminary approval of a proposed settlement between all parties, including the Company and its former officers and directors. The proposed settlement provides the plaintiffs with $586 million in recoveries from all defendants. Under the proposed settlement, the Issuer Defendants collectively would be responsible for $100 million, which would be paid by the Issuers’ insurers, on behalf of the Issuer Defendants and their officers and directors. Accordingly, any direct financial impact of the proposed settlement is expected to be borne by the Company’s insurers. On June 12, 2009, the Federal District Court granted preliminary approval of the proposed settlement. On September 10, 2009, the Federal District Court held the fairness hearing for final approval of the settlement. At the hearing it was noted that out of the seven million people who were sent notices of the settlement, only 140 people objected. The objectors had five main arguments: (1) the class definition is overbroad and does not exclude individuals who participated in the scheme; (2) the requested attorney’s fees are excessive; (3) the awards requested by the lead plaintiffs are excessive; (4) the settlement amount is insufficient and thus the recovery to class members is too small; and (5) the notice is insufficient, in part because it does not disclose the amounts requested by individual lead plaintiffs. The Court did not rule on the motion for final approval at the hearing and did not indicate when it planned to do so. The preliminarily approved settlement is subject to final approval by the Federal District Court overseeing the IPO Litigation and, if final approval is granted, it may potentially be subject to appellate review by United States Court of Appeals for the Second Circuit. Any direct financial impact of the preliminary approved settlement is expected to be borne by the Company’s insurers. The Group believes, the maximum exposure under this settlement is approximately U.S.$ 338,983.05, an amount which the Group believes is fully recoverable from the Group’s insurer.
(ii) The Group is a party to other legal actions arising in the ordinary course of business. Based on the available information, as of March 31, 2009, the Group believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect on it.

35. Related parties
The related parties where control / significant influence exists are subsidiaries and associates. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director whether executive or otherwise. Key management personnel includes the board of directors and other senior management executives. The other related parties are those with whom the Group has had transaction during the years ended March 31, 2009, 2008 and 2007 are as follows:

		% of Ownership
		interest
	Country
Particulars	of incorporation	March 31, 2009	March 31, 2008

Subsidiaries
Sify Communications (till March 31, 2008 also refer Note 38)	India	74	74
Sify International Inc	US	100	100
Sify Networks Private Limited	India	100	100
India World Communications Limited (wound up during the year)	India	—	100
Globe Travels Inc (wound up on April 17, 2008)	US	—	100
Sify Americas Inc. (wound up on April 04, 2008)	US	—	100
Associates
MF Global-Sify securities India Private Limited	India	29.85	29.85
Others (Entities in which the Key Management Personnel have controlling interest/significant influence)
Server Engines LLC	USA	—	—
Server Engines India Private Limited	India	—	—
VALS Developers Private Limited	India	—	—
Infinity Satcom Universal Private Limited	India	—	—

The following is a summary of the related party transaction for the year ended March 31, 2009:

			Key
			Management
Transactions	Associates	Others	Personnel**

Sale of good / services	6,600	734	—
Advance lease rentals and refundable deposits made*	—	282,825	—
Consultancy services received	—	—	240
Sitting fees paid	—	—	1,220
Salaries and other short term benefits	—	—	50,672
Contributions to defined contribution plans	—	—	2,389
Share based payments	—	—	33,579
Amount of outstanding balances
Debtors	524	174	—
Advance lease rentals and refundable deposits made	—	282,825	—

*	Represents deposits made to VALS Developers Private Limited (“VALS”).VALS is owned and controlled by Raju Vegesna Infotech & Industries Private Limited , in which Mr. Raju Vegesna , our principal share holder and Chief Executive Officer, is holding 94.66% equity in his personal capacity. During the year ended March 31, 2009, Sify entered into a memorandum of understanding with VALS Developers Private Limited to obtain land and building which is in the process of being constructed on a long term lease. The lease agreement, when final and executed, is expected to have an initial non-cancellable term of 5 years, with a further option for Sify to renew or cancel the lease for two five year terms. In connection with this memorandum of understanding, Sify has paid a security deposit of Rs.125,700 and advance rental of Rs.157,125 to VALS. The security deposit will be refunded at the end of lease term and the advance rental would be adjusted over a period of 15 months from the commencement of the lease.
The following is a summary of the related party transactions for the year ended March 31, 2008:

			Key
			Management
Transactions	Associates	Others	Personnel**

Purchase of goods / services	—	3,796	—
Issue of shares for cash*	—	112,149	—
Consultancy services received	—	—	240
Sitting fees paid	—	—	1,320
Salaries and other short term benefits	—	—	53,298
Contribution to defined contribution plans	—	—	2,516
Share based payments	—	—	40,169

*	Also refer note 16 in relation to transactions relating to issue of equity shares to Infinity Satcom Universal Private Limited.
The following is a summary of the related party transactions for the year ended March 31, 2007:

			Key
			Management
Transactions	Associates	Others	Personnel**

Sale of goods / services	2,494	—	—
Consultancy services received	—	—	240
Sitting fees paid	—	—	980
Gain on divestment of 26% holding in Sify Communications Limited	—	226	—
Salaries and other short term benefits	—	—	48,446
Contribution to defined contribution plans	—	—	2,314
Share based payments	—	—	22,147

**	Some of the key management personnel of the Group are also covered under the Group’s gratuity plan along with other employees of the Group. Proportionate amounts of gratuity accrued under the gratuity plan have not been separately computed or included in the above disclosure.
36. Financial instruments
Financial instruments by category
The carrying value and fair value of financial instruments by each category as at March 31, 2009 were as follows:

			Financial assets /
			liabilities
			at fair
			value
			through		Other	Total
		Loans and	profit and	Available	financial	Carrying	Total fair
Assets	Note	receivables	loss	for sale	liabilities	value	value

Cash and cash equivalents	8	1,710,798	—	—	—	1,710,798	1,710,798
Other assets	10	227,468	—	—	—	227,468	227,468
Trade receivables	13	1,504,927	—	—	—	1,504,927	1,504,927
Other receivables	13	402,992	—	—	—	402,992	402,992
Derivative financial instruments	13	—	2,997	—	—	2,997	2,997
Other investments	15	—	—	13,874	—	13,874	13,874
Liabilities
Bank overdraft	8	—		—	1,397,083	1,397,083	1,397,083
Finance lease liabilities	17	—	—	—	155,325	155,325	155,325
Other liabilities	19	—		—	134,116	134,116	134,116
Borrowings from banks	20	—		—	1,384,519	1,384,519	1,384,519
Trade and other payables	21	—		—	1,411,358	1,411,358	1,411,358

The carrying value and fair value of financial instruments by each category as at March 31, 2008 were as follows:

			Financial
			assets /
			liabilities
			at fair
			value
		Loans	through		Other	Total
		and	profit and	Available	Financial	Carrying	Total fair
Assets	Note	receivables	loss	for sale	liabilities	value	value

Cash and cash equivalents	8	1,507,327	—	—	—	1,507,327	1,507,327
Other assets	10	154,237	—	—	—	154,237	154,237
Trade receivables	13	1,694,542	—	—	—	1,694,542	1,694,542
Other receivables	13	298,862	—	—	—	298,862	298,862
Other investments	15	—	—	18,679	—	18,679	18,679
Liabilities
Bank overdraft	8	—	—	—	617,637	617,637	617,637
Finance lease liabilities	17	—	—	—	5,392	5,392	5,392
Other liabilities	19	—	—	—	124,472	124,472	124,472
Borrowings from banks	20	—	—	—	156,426	156,426	156,426
Trade and other payables	21	—		—	1,463,976	1,463,976	1,463,976
Derivative financial instruments	21	—	3,312	—	—	3,312	3,312

Details of financial assets pledged as collaterals
The carrying amount of financial assets as March 31, 2009 and 2008 that the Group has provided as collaterals for obtaining borrowings and other facilities from its bankers are as follows:

	31 Mar 2009	31 Mar 2008

Cash and cash equivalents	1,710,798	1,507,327
Other assets	227,468	154,237
Trade receivables	1,504,927	1,694,542
Other receivables	402,992	298,862

	3,846,185	3,654,968

Derivative financial instruments
The Group uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables, payables and forecasted cash flows denominated in certain foreign currencies. The counterparties for these contracts are generally banks or financial institutions. The following table gives details in respect of the notional amount of outstanding foreign exchange and option contracts as on 31 March 2009 and 2008:

	As of
	March 31, 2009	March 31, 2008

Forward contracts
In U.S. Dollars (Sell)	—	190,075
In U.S Dollars (Buy)	—	—
Option Contracts
In U.S Dollars (Sell)	216,538	—
In U.S Dollars (Buy)	25,475	—

The Company recognized a net gain on derivative financial instruments of Rs.2,997 for the year ended March 31, 2009 and a net loss of Rs.2,513 during the year ended March 31, 2008 and Rs. Nil during the year ended March 31, 2007.

The forward exchange contracts and option contracts mature between one and twelve months. The table below summarizes the notional amounts of derivative financial instruments into relevant maturity groupings based on the remaining period as at the balance sheet date:

	As of
	March 31, 2009	March 31, 2008

Sell:
Not later than one month	25,525	40,020
Later than one month and not later than three months	50,950	64,032
Later than three months and not later than six months	76,425	38,019
Later than six months and not later than one year	63,638	48,024

	216,538	190,095

As of
	March 31, 2009	March 31, 2008

Buy:
Not later than one month	25,475	—
Later than one month and not later than three months	—	—
Later than three months and not later than six months	—	—
Later than six months and not later than one year	—	—

	25,475	—

Interest, (expenses), gains and (losses) recognized on financial assets and liabilities
Recognised in profit or loss

	Year ended
	March 31, 2009	March 31, 2008	March 31, 2007

Loans and receivables
Interest income on bank deposits	116,495	160,262	153,028
Interest income from leases	435	1,232	1,164
Interest income from other loans and receivables	5,635	289	—
Impairment loss of trade receivables	(84,346)	(131,954)	(153,638)
Impairment loss on finance lease receivables	(6,929)	—	—

Financial assets at fair value through profit or loss
Net change in fair value of derivative financial instruments	2,997	(3,312)	—

Other financial liabilities
Interest expenses on lease obligations	(2,243)	(1,826)	(389)
Interest expenses on borrowings from banks and overdrafts	(163,201)	(9,372)	(7,733)
Recognised directly in equity

	Year ended
	March 31, 2009	March 31, 2008	March 31, 2007

Net change in fair value of available-for-sale financial assets	(5,361)	(1,080)	—

37. Financial risk management
The Groups financial risk management objectives and policies are with respect to financial instruments are as follows.
The Group has following risks from its use of financial instruments:
•	Credit risk
•	Liquidity risk
•	Market risk
The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Board of Directors have established a risk management policy to identify and analyze the risks faced by the Group, to set risk limits and controls, and to monitor risks and adherence to limits. Risk management systems are reviewed periodically to reflect changes in market conditions and the Group’s activities. The Group Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures, and reviews the risk management framework. The Group Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.
Credit Risk: Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its obligations under a contract and arises principally from the Group’s trade receivables, treasury operations and other activities that are in the nature of leases.
Trade and other receivables
The Group’s exposure to credit risk is mainly influenced by the individual characteristics of each customer. The demographics of the Group’s customer base, including the default risk of the industry and country in which customers operate, has less of an influence on credit risk. The group is not exposed to concentration of credit risk to any one single customer since the services are provided to and products are sold to customers who are spread over a vast spectrum. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the credit worthiness of the customers to which the Company grants credit in the normal course of the business.
Cash and cash equivalents and other investments
In the area of treasury operations, the Group is presently exposed to counter-party risks relating to short term and medium term deposits placed with public-sector banks, as also to investments made in mutual funds. The credit exposure in mutual fund investments, which amounted to Rs.20.30 million as at the reporting date (previous year Rs.20.30 million), is inevitably subject to changes in fair values subject to market risks.
The Chief Financial Officer is responsible for monitoring the counterparty credit risk, and has been vested with the authority to seek Board’s approval to hedge such risks in case of need.
Exposure to credit risk
The gross carrying amount of financial assets, net of any impairment losses recognized represents the maximum credit exposure. The maximum exposure to credit risk as at March 31, 2009 and March 31, 2008 was as follows:

	March 31, 2009	March 31, 2008

Cash and cash equivalents	1,710,798	1,507,327
Other assets	227,468	154,237
Trade receivables	1,504,927	1,694,542
Other receivables	402,992	298,862
Derivative financial instruments	2,997	—
Other investments	20,315	20,315

Financial assets that are past due but not impaired
There is no other class of financial assets that is past due but not impaired other than trade receivables. The age analysis of trade receivables have been considered from the date of invoice. The ageing of trade receivables, net of allowances that are past due, is given below:

Period (in days)	March 31, 2009	March 31, 2008

Past due 181 - 270 days	120,662	121,339
Past due 271 - 365 days	59,534	55,703

	180,196	177,042

See note 13 for the activity in the allowance for impairment of trade account receivables.
Financial assets that are neither past due nor impaired
Cash and cash equivalents, other assets, other receivables and finance lease receivables are neither past due nor impaired. Of the total trade receivables, Rs.1,324,731 as at March 31, 2009 and Rs.1,517,500 are neither past due nor impaired.
Details of collaterals and other credit enhancements held

	March 31, 2009	March 31, 2008

Security deposits received for internet access services	32,918	36,413

Liquidity Risks: Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities, without incurring unacceptable losses or risking damage to the Group’s reputation. Typically the Group ensures that it has sufficient cash on demand to meet expected operational expenses, servicing of financial obligations. In addition, the Group has concluded arrangements with well reputed Banks, and has unused lines of credit that could be drawn upon should there be a need. The Company is also in the process of negotiating additional facilities with Banks for funding its requirements.
The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:
As at March 31, 2009

	Carrying	Contractual
	amount	cash flows	0-12 months	1-2 years	2-5 years

Non-derivative financial liabilities
Bank overdrafts	1,397,083	1,397,083	1,397,083	—	—
Finance lease liabilities	155,325	180,989	42,743	84,746	53,500
Other liabilities	134,116	134,116	134,116	—	—
Borrowing from banks	1,384,159	1,498,236	1,261,604	200,694	35,938
Trade and other payables	1,411,358	1,411,358	1,411,358	—	—

	4,482,041	4,621,782	4,246,904	285,440	89,438

As at March 31, 2008

	Carrying	Contractual
	amount	cash flows	0-12 months	1-2 years	2-5 years

Non-derivative financial liabilities
Bank overdrafts	617,637	617,637	617,637	—	—
Finance lease liabilities	5,392	6,600	3,344	2,656	—
Other liabilities	124,472	124,472	124,472	—	—
Borrowings from banks	156,426	156,426	156,426	—	—
Trade and other payables	1,463,976	1,463,976	1,463,976	—	—

	2,367,903	2,369,111	2,365,855	2,656	—

Market Risk: Market risk is the risk of loss of future earnings or fair values or future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign exchange rates and other market changes that affect market risk sensitive instruments. Market risk is attributable all market risk sensitive financial instruments including foreign currency receivables and payables. The Group is exposed to market risk primarily related to foreign exchange rate risk (currency risk), interest rate risk and the market value of its investments. Thus the Group’s exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.
Currency Risk: The Group’s exposure in USD, Euro and other foreign currency denominated transactions gives rise to Exchange Rate fluctuation risk. Group’s policy in this regard incorporates:
•	Forecasting inflows and outflows denominated in US$ for a twelve-month period

•	Estimating the net-exposure in foreign currency, in terms of timing and amount

•	Determining the extent to which exposure should be protected through one or more risk-mitigating instruments to maintain the permissible limits of uncovered exposures.

•	Carrying out a variance analysis between estimate and actual on an ongoing basis, and taking stop-loss action when the adverse movements breaches the 5% barrier of deviation, subject to review by Audit Committee.
The Group’s exposure to foreign currency risk as at March 31, 2009 was as follows:

	All amounts in respective currencies as mentioned (in thousands)
	USD	CAD	CHF	Euro	GBP	SGD	HKD

Cash and cash equivalents	1,347	—	—	—	—	—	—
Trade receivables	5,770	301	161	2	91	16	—
Trade payables	(3,390)	—	—	(15)	(14)	(26)	(6)
Gross balance sheet exposure	3,727	301	161	(13)	77	(10)	(6)
Forward exchange / option contracts	(3,750)	—	—	—	—	—	—
Net exposure	(23)	301	161	(14)	77	(10)	(6)

The Group’s exposure to foreign currency risk as at March 31, 2008 was as follows:

	All amounts in respective currencies as mentioned (in thousands)
	USD	CAD	CHF	Euro	GBP	SGD	DHS

Cash and cash equivalents	267
Trade receivables	6,608	27	—	1	55	—	—
Trade payables	(2,383)	—	—	(15)	(1)	—	(68)
Gross balance sheet exposure	4,492	27	—	(14)	54	—	(68)
Forward exchange / option contracts	(4,750)	—	—	—	—	—	—
Net exposure	(258)	27	—	(14)	54	—	(68)

Sensitivity analysis
A 10% strengthening of the rupee against the respective currencies as at 31 March 2009 and 2008 would have increased / (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2008.

	Equity	Profit or loss
March 31, 2009	—	(2,253)
March 31, 2008	—	658

A 10% weakening of the rupee against the above currencies as at March 31, 2009 and 2008 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.
Interest Rate Risk: Interest rate risk is the risk that an upward movement in interest rates would adversely affect the borrowing costs of the group.
Profile
At the reporting date the interest rate profile of the Group’s interest —bearing financial instruments were as follows:

	Carrying amount
	March 31, 2009	March 31, 2008
Fixed rate instruments
Financial assets
- Fixed deposits with banks	1,401,224	1,309,219

Financial liabilities
- Borrowings from banks	850,826	156,426

Variable rate instruments
Financial liabilities
- Borrowings from banks	533,333	—
- Bank overdrafts	1,397,083	617,637

Fair value sensitivity for fixed rate instruments
The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss, and the Group does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model. Therefore a change in interest rates at the reporting date would not affect profit or loss.
Cash flow sensitivity for variable rate instruments
An increase of 100 basis points in interest rates at the reporting date would have increased / (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis has been performed on the same basis as 2008.

	Equity	Profit or loss
March 31, 2009	—	(19,304)
March 31, 2008	—	(6,176)

A decrease of 100 basis points in the interest rates at the reporting date would have had equal but opposite effect on the amounts shown above, on the basis that all other variable remain constant.

38. Subsequent events
Acquisition of minority interest in subsidiary
The Board of Directors and shareholders of the Company at their meeting held on November 24, 2008 approved the merger of Sify’s subsidiary Sify Communications Limited with retrospective effect from April 1, 2008, subject to approval by the Honourable High Court of Madras and other statutory authorities. Subsequent to the balance sheet date, the Company has obtained the approval of Honourable High Court on June 26, 2009. As a part of the merger, the Company has issued 10,530,000 equity shares to Infinity Satcom Universal Pvt. Limited (on July 16, 2009) and acquired the remaining 26% equity interest of Sify Communications. The adjustments arising out of such merger would be given effect to in the period in which such approval is received. The adjustments would relate to the following
•	reversal of current tax provision established by Sify Communications Limited for the period subsequent to April 1, 2008 amounting to Rs.90,003.
•	write off of deferred tax assets established in the books of Sify Communications Limited amounting to Rs.8,524.
•	recognition of the difference between the fair value of the consideration paid and the carrying amount of minority interests as an adjustment in equity.
The above adjustments would be given effect in the first quarter of the year ending 31 March 2010.

MF Global Sify Securities India Private Limited
IFRS Consolidated Financial Statements
As at March 31, 2009 and 2008 and for the years ended March 31, 2009, 2008, 2007

156

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of MF Global Sify Securities India Private Limited
In our opinion, the accompanying consolidated balance sheet and the related consolidated income statement, statement of changes in equity and cash flow statement present fairly, in all material respects, the consolidated financial positions of MF Global Sify Securities India Private Limited and its subsidiaries (collectively “the company”) at March 31, 2009 and March 31, 2008 and the consolidated results of their operations and their cash flows for each of the three years ended March 31, 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the management, and evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.
Price Waterhouse
Mumbai, India
September 25, 2009

MF Global Sify Securities India Private Limited
(All amounts in Indian Rupees thousands, except as otherwise stated)
CONSOLIDATED BALANCE SHEET

		As at March 31,
	Note	2009	2008

ASSETS
Cash and bank balance	11	181,616	287,465
Cash-restricted	12	2,347,862	5,414,723
Interest bearing deposits with bank		107,495	16,500
Receivable from broker-dealers and clearing organizations	9	42,228	354,441
Receivable from customers (net of provision of Rs.80,000 and Rs.77,075 respectively)	8	171,993	930,671
Available-for-sale securities:
Marketable, at market value		—	161,280
Not readily marketable (at estimated fair value)		9,920	20,393
Deposits with clearing organizations		120,865	151,515
Interest accrued but not due		102,170	234,126
Other assets	10	189,581	170,896
Intangible assets:
Computer software	5.1	16,074	15,680
Memberships in exchanges	5.2	9,495	8,409
Furniture and equipment	6	80,540	72,882
Deferred tax asset	7	56,082	54,682

Total assets		3,435,921	7,893,663

EQUITY
Capital and reserves attributable to the Equity holders
Ordinary shares	13	518,942	518,942
Additional paid in capital		28,968	28,968
Retained earnings		1,256,688	1,039,771
Other components of equity		14,164	15,380

Total Equity		1,818,762	1,603,061

LIABILITIES
Payable to broker dealers and clearing organizations	9	227,786	2,984,232
Payable to customers		985,075	2,494,634
Borrowings	15	4,645	105,059
Accounts payable, accrued expenses, and other liabilities	17	351,958	682,289
Employee benefit obligation	16	47,695	24,388

Total Liabilities		1,617,159	6,290,602

Total liabilities and Equity		3,435,921	7,893,663

The accompanying notes form an integral part of these consolidated financial statements
These financial statements have been approved by the Board of Directors on September 25, 2009
For and on behalf of the Board
Vineet Bhatnagar
Managing Director

MF Global Sify Securities India Private Limited
(All amounts in Indian Rupees thousands, except as otherwise stated)
CONSOLIDATED INCOME STATEMENT

		Years ended March 31,
	Note	2009	2008	2007

Revenue
Commissions		914,969	1,761,848	1,025,505
Depository and clearing fees		34,456	78,324	44,352
Interest on fixed deposits with banks		325,547	497,683	141,681
Other Income	20	138,671	165,665	81,845

Total Revenue		1,413,643	2,503,520	1,293,383

Expenses
Employee compensation and benefits	19	515,234	745,773	453,488
Exchange expenses and clearance fees		130,904	253,658	104,065
Brokerage to other broker-dealers		95,859	177,795	109,319
Communications and data processing		27,585	24,707	14,611
Bank Interest and guarantee commission		28,883	42,522	19,896
Depreciation and amortization		38,348	36,086	33,698
Occupancy		69,933	37,990	30,839
Provision for receivable from customers		2,925	675	73,300
Advertisement and business promotion		34,987	72,426	45,418
Other expenses	18	125,693	151,964	100,493

Total Expenses		1,070,351	1,543,596	985,127

Profit before income tax		343,292	959,924	308,256
Income tax expense	21	126,375	353,669	103,830

Profit for the year attributable to the Equity holders		216,917	606,255	204,426

The accompanying notes form an integral part of these consolidated financial statements
These financial statements have been approved by the Board of Directors on September 25, 2009
For and on behalf of the Board
Vineet Bhatnagar
Managing Director

MF Global Sify Securities India Private Limited
(All amounts in Indian Rupees thousands, except as otherwise stated)
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Number of			Additional		Other
	ordinary	Par	Share	paid-in	Retained	components	Total
	shares	value	capital	capital	earnings	of equity	Equity

Balance at April 01, 2006	51,894,182	10	518,942	28,968	229,090	—	777,000
Currency translation differences	—		—	—	—	(1,061)	(1,061)
Fair value gains on available-for-sale securities (net of tax)	—		—	—	—	48,299	48,299

Net income directly recognised in equity	—		—	—	—	47,238	47,238
Profit for the year	—		—	—	204,426	—	204,426

Total recognised income and expense for the year					204,426	47,238	251,664

Balance at March 31, 2007	51,894,182	10	518,942	28,968	433,516	47,238	1,028,664

Currency translation differences	—		—	—	—	(1,586)	(1,586)
Transfer to income statement on sale of available-for-sale securities, net of taxes	—		—	—	—	(22,387)	(22,387)
Fair value loss on available-for-sale securities (net of tax)	—		—	—	—	(7,885)	(7,885)

Net income directly recognised in equity	—		—	—	—	(31,858)	(31,858)
Profit for the year	—		—	—	606,255	—	606,255

Total recognised income and expense for the year	—		—	—	606,255	(31,858)	574,397

Balance at March 31, 2008	51,894,182	10	518,942	28,968	1,039,771	15,380	1,603,061

Currency translation differences	—		—	—	—	9,257	9,257
Fair value loss on available-for-sale securities (net of tax)	—		—	—	—	(10,473)	(10,473)

Net loss directly recognised in equity	—		—	—	—	(1,216)	(1,216)
Profit for the year	—		—	—	216,917	—	216,917

Total recognised income and expense for the year	—		—	—	216,917	(1,216)	215,701

Balance at March 31, 2009	51,894,182	10	518,942	28,968	1,256,688	14,164	1,818,762

The accompanying notes form an integral part of these consolidated financial statements
These financial statements have been approved by the Board of Directors on September 25, 2009

MF Global Sify Securities India Private Limited
(All amounts in Indian Rupees thousands, except as otherwise stated)
CONSOLIDATED CASH FLOW STATEMENT

	Years ended March 31,
	2009	2008	2007

Cash flows from operating activities
Profit before income tax	343,292	959,924	308,256
Adjustments for
Depreciation and amortization	38,348	35,980	33,635
Profit on sale of Available-for-sale securities	(6,724)	(51,816)	—
Provision on receivable from customers	2,925	675	73,300
Stock appreciation rights	23,973	15,218	7,455
Others	(2,617)	(33)	996

Movements in working capital
Cash-restricted	3,066,861	(2,852,691)	(1,522,917)
Interest bearing deposits with banks	(90,995)	113,924	(28,174)
Deposits with clearing organizations	30,650	(31,467)	300,342
Receivable from broker-dealers and clearing organizations	312,213	(293,525)	77,385
Receivable from customers	755,753	(314,554)	(68,859)
Interest accrued but not due	131,956	(172,401)	(34,690)
Other assets	5,237	(19,620)	(22,562)
Payable to broker dealers and clearing organizations	(2,756,446)	1,788,638	829,384
Payable to customers	(1,509,559)	697,534	525,279
Accounts payable, accrued expenses, and other liabilities	(330,331)	321,549	161,307

Cash provided by/(used in) operations	14,536	197,335	640,137
Income taxes paid	(151,697)	(389,865)	(157,945)

Net cash provided by/(used in) operating activities	(137,161)	(192,530)	482,192

Cash flows from investing activities
Available for Sale Securities: Marketable, At Market Value	168,004	72,325	(191,571)
Available for Sale Securities: Not readily marketable (at estimated fair value)	—	23,722	—
Expenditure on furniture and equipment	(35,695)	(36,840)	(39,676)
Expenditure on computer software	(12,118)	(7,265)	(19,248)
Sale of furniture and equipment	2,278	205	—

Net cash provided by/(used in) investing activities	122,469	52,147	(250,495)

Cash flows from financing activities
Proceeds from borrowings	(100,414)	105,059	—

Net cash provided by/(used in) financing activities	(100,414)	105,059	—

Effect of foreign exchange fluctuation	9,257	(1,586)	(1,061)

Net increase/(decrease) in cash and bank balance	(105,849)	(36,910)	230,636
Cash and bank balance at beginning of the year	287,465	324,375	93,739

Cash and bank balance at end of the year	181,616	287,465	324,375

The accompanying notes form an integral part of these consolidated financial statements
These financial statements have been approved by the Board of Directors on September 25, 2009
FOR AND ON BEHALF OF THE BOARD
VINEET BHATNAGAR
MANAGING DIRECTOR

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

MF Global Sify Securities India Private Limited (“MF Global Sify”) was incorporated on December 29, 1999 in India as a private limited company under the Companies Act, 1956. The address of its registered office is 2nd Floor, C block, Modern Centre, 101 K. K. Marg, Jacob Circle, Mahalaxmi, Mumbai — 400 011. MF Global Sify has two wholly owned subsidiaries, MF Global Commodities India Private Ltd. and MF Global Capital India Private Limited, incorporated in India. MF Global Commodities India Private Limited has one wholly owned subsidiary, MF Global Middle East Limited DMCC incorporated in Dubai.

MF Global Overseas Limited (“MFG”) (formerly Man Financial Holdings Limited UK), a company incorporated in United Kingdom holds 70.15% of MF Global Sify and Sify Technologies Limited (“Sify”) holds the balance, 29.85% of MF Global Sify’s equity shares. The ultimate holding company of MF Global Sify is MF Global Limited, Bermuda.

These consolidated financial statements have been approved for issue by the Board of Directors on September 25, 2009.

2.	Summary of significant accounting policies

2.1.	Basis of preparation

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). They have been prepared under the historical cost convention, on accrual basis as modified for certain financial instruments which are measured at fair value.

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

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

2.1.1.	Interpretations effective as at 31 March 2009
•	IFRIC 14, IAS 19 — The limit on a defined benefit asset, minimum funding requirements and their interaction; IFRIC 14 provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognized as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum-funding requirement.

•	IAS 18 (Amendment), Revenue, which is issued as part of the IASB’s annual improvements project published in April 2009. The amendment relates to non-mandatory guidance on determining whether an entity is acting as a principal or as an agent.
2.1.2.	Amendments and interpretations effective as at 31 March 2009 but not relevant

The following standards, amendments and interpretations to published standards are effective as at 31 March 2009 but are not relevant to the group’s operations:
•	IAS 39 (Amendment), Financial instruments: Recognition and measurement, and IFRS 7, Financial instruments: Disclosure, which permit the reclassification of some financial assets.

•	IFRIC 12, Service concession arrangements, applies to contractual arrangements whereby a private sector operator participates in the development, financing, operation and maintenance of infrastructure for public sector services.

2.1.3.	Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the group

The following standards, amendments and interpretations to existing standards have been published and are mandatory for the group’s financial year beginning on 1 April 2009 or later periods, but the group has not early adopted them:
•	IAS 1 (Revised), and Amendments to IAS 1(Revised) Presentation of financial statements. The new standard prohibits the presentation of items of income and expenses (that is, ‘non-owner changes in equity’) in the statement of changes in equity, requiring ‘owner changes in equity’ to be presented separately from non-owner changes in equity. In addition, entities making restatements or reclassifications of comparative information will be required to present a restated balance sheet as at the beginning of the comparative period. The group will apply the revised standard from April 1, 2009.

•	IAS 23 (Amendment), Borrowing costs. It requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The group will apply the revised standard from April 1, 2009. The group does not expect the adoption of this standard to have a material effect as there are no qualifying assets.

•	IAS 27 (Revised), Consolidated and Separate Financial Statements. It requires a mandatory adoption of the economic entity model which treats all providers of equity capital as shareholders of the entity. Consequently, a partial disposal of interest in a subsidiary in which the parent company retains control does not result in a gain or loss but in an increase or decrease in equity. Purchase of some or all of the non-controlling interests (also known as minority interests) (“NCI”) is treated as a treasury transaction and accounted for in equity. A partial disposal of interest in a subsidiary in which the parent company loses control triggers recognition of gain or loss on the entire interest. A gain or loss is recognised on the portion that has been disposed of; a further holding gain is recognised on the interest retained, being the difference between the fair value of the interest and book value of the interest.

The revised standard requires an entity to attribute their share of net income and reserves to the NCI even if this results in the NCI having a deficit balance.

The group will apply IAS 27 (Revised) from 1 April 2010. The group does not expect the adoption of this standard to have a material effect on the consolidated financial statements.

•	IFRS 2 (Amendment), Share-based payment. It clarifies that only service conditions and performance conditions are vesting conditions. All other features need to be included in the grant date fair value and do not impact the number of awards expected to vest or the valuation subsequent to grant date. The amendment also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The group will apply the amendment from 1 April 2009. The Group is in the process of evaluating the impact this amendment will have on its consolidated financial statements..

•	IFRS 3 (Revised), Business Combinations. It has expanded the scope to include combinations by contract alone and combination of mutual entities and slightly amended the definition of business as ‘capable of being conducted’ rather than ‘are conducted and managed’. All the acquisition-related costs are to be recognised as period expenses in accordance with the appropriate IFRS. Costs incurred to issue debt or equity securities will be recognised in accordance with IAS 39.

Consideration would include fair value of all interests previously held by the acquirer. Remeasurement of such interests to fair value would be through the income statement. Contingent consideration is required to be recognised at fair value even if not deemed probable of payment at the date of acquisition. All subsequent changes in debt contingent consideration are recognised in income statement and not in goodwill as required in the existing standard.

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

The group will apply IFRS 3 (Revised) from 1 April 2010. The effect of the standard on future periods will depend on the nature and significance of any acquisitions that are subject to this standard.

•	IFRS 8, Operating segments. IFRS 8 replaces IAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131, ‘Disclosures about segments of an enterprise and related information’. The new standard requires a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purposes. This standard is not applicable to the group as the group’s debt or equity instruments are not traded in a public market or the group is not in the process of filing, the consolidated financial statements with a securities commission or other regulatory organisation for the purpose of issuing any class of instruments in a public market..

•	IFRS 5 (Amendment), Non-current assets held-for-sale and discontinued operations (and consequential amendment to IFRS 1, First-time adoption). The amendment clarifies that all of a subsidiary’s assets and liabilities are classified as held for sale if a partial disposal sale plan results in loss of control. The group will apply the IFRS 5 (Amendment) prospectively to all partial disposals of subsidiaries from 1 April 2010.

•	IAS 23 (Amendment), Borrowing costs. The definition of borrowing costs has been amended so that interest expense is calculated using the effective interest method defined in IAS 39, Financial instruments: Recognition and measurement. The group will apply the IAS 23 (Amendment) prospectively to the capitalisation of borrowing costs on qualifying assets from 1 April 2009.

•	IAS 36 (Amendment), Impairment of assets. Where fair value less costs to sell is calculated on the basis of discounted cash flows, disclosures equivalent to those for value-in-use calculation should be made. The group will apply the IAS 36 (Amendment) and provide the required disclosure where applicable for impairment tests from 1 April 2009.

•	IAS 19 (Amendment), Employee benefits. The amendment clarifies the meaning of curtailment, amends the definition of return on plan assets, clarifies that the distinction between short term and long term employee benefits will be based on whether benefits are due to be settled within or after 12 months of employee service being rendered. The group will apply the IAS 19 (Amendment) from 1 April 2009.

•	IFRIC 17, Distributions of non-cash assets to owners. IFRIC 17 clarifies how an entity should measure distributions of assets, other than cash, when it pays dividends to its owners. The group will apply IFRIC 17 from 1 April 2010.

•	IFRIC 18, Transfers of assets from customers. IFRIC 18 clarifies the accounting for arrangements where an item of property, plant and equipment, which is provided by the customer, is used to provide an ongoing service. The interpretation applies prospectively to transfers of assets from customers received on or after 1 July 2009, although some limited retrospective application is permitted.

•	IAS 1 (Amendment), Presentation of financial statements. The amendment clarifies that classification of a liability, that can at the option of the counterparty be settled by the issue of the entity’s equity instruments, on the basis of the requirements to transfer cash or other assets rather than on settlement better reflects the liquidity and solvency position of an entity. The group will apply the IAS 1 (Amendment) from 1 April 2010. It is not expected to have an impact on the group’s financial statements.

•	IAS 17 (Amendment), Leases. The amendment modified the criteria for classification of lease that includes both land and buildings elements requiring an entity to assess the classification of each element as a finance or an operating lease separately in the same way as leases of other assets. The group will apply the IAS 17 (Amendment) from April 1, 2010. The impact, if any, will be known after assessing the company’s lease arrangements that include both land and building elements.
2.1.4.	Amendments and interpretations to existing standards that are not yet effective and not relevant for the group’s operations

The following interpretations to existing standards have been published and are mandatory for the group’s accounting period beginning on 1 April 2009 or later periods but are not relevant for the group’s operations:
•	IFRIC 13, Customer loyalty programmes, clarifies that where goods or services are sold together with a customer loyalty incentive, the arrangement is a multiple—element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values.

•	IFRIC 15, Agreements for construction of real estates, clarifies whether IAS 18, Revenue, or IAS 11, Construction contracts, should be applied to particular transactions.

•	IFRIC 16, Hedges of a net investment in a foreign operation, clarifies the accounting treatment in respect of net investment hedging. This includes the fact that net investment hedging relates to differences in functional currency not presentation currency, and hedging instruments may be held anywhere in the group. The requirements of IAS 21, The effects of changes in foreign exchange rates, do apply to the hedged item.

•	IAS 38 (Amendment), Intangible assets. The amendment deletes the wording that states that there is ‘rarely, if ever’ support for use of a method that results in a lower rate of amortisation than the straight-line method. The amendment will not have an impact on the group’s operations, as all intangible assets are amortised using the straight-line method.

•	IAS 20 (Amendment), Accounting for government grants and disclosure of government assistance (effective from 1 January 2009). The benefit of a below-market rate government loan is measured as the difference between the carrying amount in accordance with IAS 39, Financial instruments: Recognition and measurement, and the proceeds received with the benefit accounted for in accordance with IAS 20. IAS 39 (Amendment), Financial instruments: Recognition and measurement. The amendment makes an exemption from separation in respect of embedded prepayment penalties the exercise prices of which compensate the lender for the loss of interest by reducing the economic loss from reinvestment risk.

•	There are a number of minor amendments to existing standards and interpretations including IAS 39 (Amendment), Financial instruments: Recognition and measurement , IFRS 7, Financial instruments: Disclosures, IAS 8, Accounting policies, changes in accounting estimates and errors, IAS 10, Events after the reporting period, IAS 18, Revenue and IAS 34, Interim financial reporting, IFRS 2 (Amendment), Share-based payment, IAS 7 (Amendment), Statement of cash flows IAS 36 (Amendment), Impairment of assets, IAS 38 (Amendment), Intangible assets, which are part of the IASB’s annual improvements project published in May 2008 and April 2009 (not addressed above). These amendments are unlikely to have an impact on the group’s accounts and have therefore not been analysed in detail.
2.2.	Consolidation

Domestic and foreign subsidiaries considered for consolidation are as follows:

		Percentage of	Percentage of
		holding as at	holding as at
	Country of	March 31,	March 31,
	incorporation	2009	2008

Direct subsidiaries
1) MF Global Commodities India Private Limited	India	100%	100%
2) MF Global Capital India Private Limited	India	100%	100%

Indirect Subsidiary
1) MF Global Middle East Limited DMCC	Dubai	100%	100%
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

All significant inter—company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

During the year ended March 31, 2008 MF Global Sify transferred its entire stake in wholly owned subsidiary MF Global Middle East Limited DMCC to its wholly owned subsidiary MF Global Commodities India Private limited; a transaction under common control, as defined in IFRS 3, Business Combinations at carrying value. The group accounts for common control transaction by pooling of interest method. Under that method of accounting, the carrying amount of the assets and liabilities affected by the common control transaction are unchanged in the group financial statement.

2.3.	Foreign currency translation
a)	Functional and presentation currency
Items included in the financial statements in each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Indian rupee is the functional currency of MF Global Sify and its domestic subsidiaries. US dollar is the functional currency of MF Global Middle East Limited DMCC located in Dubai. These consolidated financial statements are presented in Indian Rupee (“INR”), which is the group’s presentation currency. The results and financial position are translated into presentation currency as follows:
•	assets and liabilities for each balance sheet presented are translated at the closing rate at that balance sheet date;

•	income and expenses for each income statement are translated at average exchange rate; and

•	all resulting exchange differences are recognised as a separate component of equity.
b)	Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year—end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

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

Depreciation on leasehold improvements is provided using the straight—line method over the shorter of the lease term or the useful life of the asset.

2.5.	Intangible assets

All intangible assets are stated at cost less accumulated amortisation and any accumulated impairment losses.

a)	Software
Capitalised costs of computer software obtained for internal use represents costs incurred to purchase computer software from third parties. These capitalised costs are amortised over the estimated useful life of the software on a straight—line basis, if the estimated useful lives are beyond one year. However, if the estimated useful life of an asset is short i.e. less than a year, it is charged to the income statement. They are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
b)	Trading rights in Stock Exchange
BSE membership

MF Global Sify acquired The Stock Exchange, Mumbai (the ‘BSE’) membership card on December 6, 2000. During the year 2005-06, a scheme, The ‘Bombay Stock Exchange (Corporatisation and Demutualization) Scheme 2005’ (‘the Scheme’) was approved by the Securities Exchange Board of India with effect from August 19, 2005 (‘the due date’) which converted the BSE from an Association of Person to a corporate body in the name of Bombay Stock Exchange Limited (‘BSEL’).

In accordance with the scheme, the members of the erstwhile BSE, in exchange of their erstwhile BSE membership cards (rights) received membership rights of BSEL (i.e. right to trade on BSEL without placement of cash deposit) as well as equity shares of BSEL. (refer to note 5.2 — Membership in Exchanges)

DGCX membership

MF Global Middle East Limited DMCC (‘DMCC’) is registered with and has been granted a trading license by the Dubai Multi Commodities Centre on February 7, 2006. The United Arab Emirates Securities and Commodities Authority (ESCA) issued the DMCC a license on June 18, 2006 to operate as a broker on the Dubai Gold and Commodities Exchange (‘DGCX’). DMCC has been admitted as a member of the DGCX on September 1, 2006. DMCC has paid and capitalized US$ 100 thousand towards the license of DGCX, which is assessed for impairment.

Trading rights in stock exchanges have indefinite useful life and are carried at cost less any accumulated impairment. They are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

2.6.	Impairment of non—financial assets

Assets that have an indefinite useful life are not subject to amortisation and are tested for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Both external as well as internal indicators are considered by the group for impairment testing. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash—generating units). Non—financial assets that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

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

Financial assets principally comprise investments, receivable from broker dealers, clearing organisations, customers and other receivables, bank deposits and cash and bank balance. Financial liabilities principally comprise bank overdraft, and payables to broker dealers, clearing organisations, customers, other payables and accrued expenses.

Financial assets and liabilities are offset and the net amount reported in the balance sheet if, and only if, there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or to realise an asset and settle the liability simultaneously. In many cases, even though there is a legal right to set off is in place, the lack of an intention to settle on a net basis results in the related assets and liabilities being presented gross in the balance sheet.

2.8.	Financial assets

The financial assets of the group are classified into following categories: loans and receivables and available for sale. The classification of financial assets depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.
a)	Loans and Receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The entity’s loans and receivables comprise receivable from broker dealers, clearing organisations, customers and other receivables, investments in bank deposits and cash and bank balance and loans to staff classified under other assets in balance sheet (Notes 2.10, 2.11 and 2.12).
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

MF assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the equity securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss — is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement. Impairment testing of trade receivables is described in Note 2.10.

2.9.	Derivatives and Trading

Financial assets at fair value through profit or loss are financial assets held for trading or upon initial recognition are designated by the group as at fair value through profit or loss. A financial asset is primarily classified as held for trading in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets. Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the income statement within ‘other (losses)/gains — net’ in the period in which they arise. Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value at each reporting date.

2.10.	Receivables

Receivables are recognized initially at fair value. They are subsequently measured at amortised cost using the effective interest method, net of provision for impairment, if the effect of discounting is considered material. The carrying amounts, net of provision for impairment, reported in the balance sheet approximate the fair value due to their short realisation period. A provision for impairment of trade receivables is established when there is objective evidence that Group will not be able to collect all amounts due according to the original terms of receivables. The provision is established at amounts considered to be appropriate, based primarily upon Group’s past credit loss experience and an evaluation of potential losses on the receivables. The amount of the provision is recognized in the income statement. Receivables include receivables from broker-dealers and clearing organizations and receivables from customers, whereas the securities owned by customers are held as collateral for receivables.

2.11.	Interest bearing deposits with banks

Interest bearing deposits with bank represent fixed term deposits placed with banks earning fixed rate of interest. At the balance sheet date, these deposits are measured at amortised cost using effective interest method.

2.12.	Cash and bank balance

Cash and bank balance include cash in hand and at bank, and short—term deposits with an original maturity period of three months or less. The Group’s exposure to credit risk is represented by the carrying value of the assets. Bank overdrafts that are an integral part of cash management and where there is a legal right of set—off against positive cash balances are included in cash and bank balance. Otherwise bank overdrafts are classified as borrowings.

2.13.	Restricted Cash

Individual entities within the group are members of exchange, where cash or securities are deposited or bank guarantees are issued to conduct day-to-day trading and clearance activities. As required by the respective exchange, margin obligations towards clearing organizations are determined based on open positions by clearing organizations of the exchanges.

The group classifies bank fixed deposits as restricted cash on the balance sheet, when they are either placed with banks as margin for bank guarantees issued to clearing organisation or specifically earmarked as liens to clearing organizations towards margin.

2.14.	Payables

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

2.15.	Borrowings — Bank overdraft

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

2.16.	Provisions

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

2.17.	Current and deferred income tax

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

2.18.	Employee benefits

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
c)	Share—based payment
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

2.19.	Revenue Recognition
a)	Commission, clearing fees, depository fee income
Commission, clearing fees and related expenses are recorded on a trade-date basis as securities transactions occur. Depository fee income earned from customer is recognized in the period in which services are rendered.
b)	Dividend and Interest Income
Dividend income is recognised when the right to receive the payment is established. Interest income is recognised on accrual basis using the effective interest rate method.

2.20.	Leases
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
3.	Financial risk management objectives and policies

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

Interest rate Risk

The group is exposed to interest rate risk primarily due to changes in interest rates on bank fixed deposits that impact the amount of interest income the Group earns. Interest income is earned on fixed deposit placed with banks out of the Group’s funds and margin monies placed by clients. The Group monitors the movement of interest rates to determine whether deposits need to be placed at fixed or floating interest rates. Investment in fixed deposits placed with banks earn fixed rate of interest. As at March 31, 2009 the carrying value of bank deposits approximates fair value of these deposits as having original maturity of less than a year. The weighted average rate of interest earned on bank fixed deposits amounted to 10.77% p.a. and 9.23% p.a. during year ended March 31, 2009 and March 31, 2008, respectively.

The Group rolls-over fixed deposit on maturity based on the market condition and business needs; weighted average remaining term of fixed deposits as at the balance sheet date is approximately 6.3 months and 5.5 months as at March 31, 2009 and March 31, 2008 respectively.

Price Risk

The group is subject to price risk in respect of investments held by the Group in BSE shares and investment in money market mutual funds, which are held as available for sale securities. The impact of price risk on carrying value of BSE shares is not material compared to the size and operations of the group. Investments in money market funds are subject to minimum price risk due to their investment in call money market instruments.

Foreign Exchange Risk

The group has minimal transactional currency exposure arising from operations in currencies other than its functional currency.

Credit Risk

Credit risk is the possibility that the Group may suffer a loss from the failure of clients or counterparties to meet their financial obligations at all or in a timely manner. The group acts as an agent in providing execution and clearing services for exchange-traded products. The group’s clients’ security activities are transacted on either cash or margin basis. In the event that a client fails to satisfy its obligations for cash transactions, the group may be required to purchase or sell financial instruments at the prevailing market price to fulfill the client’s obligations. The clients are required to maintain margin accounts with collateral sufficient to support their open trading positions. Initially, the group establishes each client’s margin requirements to levels it believes are sufficient to cover their open positions. However, later if the client’s subsequent trading activity or adverse market conditions may cause the client’s previous margin payments to be inadequate to support their trading obligations, the group then serves as the exchange clearing member for the trade and thus the group would cover any shortfall and thereby expose itself to potential losses.

The Credit exposure also arises in relation to fixed deposits placed with Banks. The Group places fixed deposits with highly rated banks and which is reviewed on an on-going basis.

The group’s policy is to place fixed deposits with credit worthy banks. The following table depicts that the majority of the group’s fixed deposits are placed in highly rated banks

	% of fixed deposits
Investment grade	2009	2008

Highest safety	100	74
High safety	—	8
Adequate safety	—	18

	100	100

Highest Safety represents a credit rating equivalent of AAA, A1+, P1+; High Safety represents a credit rating equivalent of AA; and Adequate Safety represents a credit rating of A.

Risk Management Process and Mitigation

The Group has a separate risk management department, which monitors, evaluates and manages the risks. Client-wise position limits are set by the risk department based on the collateral placed by the respective clients. The risk department is responsible for making daily risk reports based on day-end positions of clients. Client orders are directed to the exchange only if the risk parameters set by the risk department are met. The risk department monitors client activity levels to ensure exposures are within the risk parameters of the group. Intra-day margin calls are made on the clients to reflect market movements on the client positions and may result in clients being asked to reduce positions. Generally, the group reserves the right to liquidate any client position immediately in the event of a failure to meet a margin call. For the year ended March 31, 2009 and March 31, 2008, group’s bad debts as a percentage of broking income were 0.49% and 0.22%, respectively. For clearing business, the group generally mandates that initial margin be paid by the clients as deposit before they commence trading. The clients are required to provide collateral as margin to secure the performance of their obligations.

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
Cash Liquidity Risk

In normal conditions, the group’s core business of providing execution and clearing brokerage services is self-financing because the operations generate sufficient revenues to pay expenses as they become due. As a result, the group generally does not face a substantial cash liquidity risk — that is a risk that the group will be unable to raise quickly enough to meet payment obligations as they arise. The group has sufficient readily available liquid assets and credit facilities to ensure that the group can meet financial obligations as they become due under both normal and distressed market conditions. The group also has committed credit lines from banks to support the business in respect of settlement and intra day requirements. The group evaluates liquidity needs by analysing the impact of liquidity stress scenarios. The following table analyses the Group’s financials assets, liabilities and commitments. The amounts disclosed are the contractual undiscounted cash flows.

Year ended March 31, 2009

	Within 6	6 months	2 to 3	After 3
	months	to 1 Year	years	years	Total

Financial Liabilities
Payable to broker dealers and clearing organizations	227,786				227,786
Payable to customers	985,075				985,075
Borrowings	781	781	3,070	895	5,527
Accounts payable, accrued expenses, and other liabilities	351,958				351,958

	1,565,600	781	3,070	895	1,570,346

	Within 6	6 months	2 to 3	After 3
	months	to 1 Year	years	years	Total

The group has at its disposal following financial assets in addition to unused lines of credit.
Cash and Bank balance	181,616	—	—	—	181,616
Cash-restricted	1,081,574	1,266,288	—	—	2,347,862
Interest bearing deposits with bank	87,495	20,000	—	—	107,495
Deposits with clearing organizations	—	—	—	120,865	120,865
Receivable from broker-dealers and clearing organizations	42,228	—	—	—	42,228
Receivable from customers	171,993	—	—	—	171,993
Available-for-sale securities Marketable, at market value	—	—	—	—	—
Interest accrued but not due	102,170	—	—	—	102,170

	1,667,076	1,286,288	—	120,865	3,074,229

     Year ended March 31, 2008

	Within 6	6 months	2 to 3	After 3
	months	to 1 Year	years	years	Total

Financial Liabilities
Payable to broker dealers and clearing organizations	2,984,232	—	—	—	2,984,232
Payable to customers	2,494,634	—	—	—	2,494,634
Borrowings	100,274	768	3,070	2,430	106,542
Accounts payable, accrued expenses, and other liabilities	682,289	—	—	—	682,289

	6,261,429	768	3,070	2,430	6,267,697

	Within 6	6 months	2 to 3	After 3
	months	to 1 Year	years	years	Total

The group has at its disposal following financial assets in addition to unused lines of credit.
Cash and Bank balance	287,465	—	—	—	287,465
Cash-restricted	2,640,245	2,774,478	—	—	5,414,723
Interest bearing deposits with bank	—	16,500	—	—	16,500
Deposits with clearing organizations	—	—	—	151,515	151,515
Receivable from broker-dealers and clearing organizations	354,441	—	—	—	354,441
Receivable from customers	930,671	—	—	—	930,671
Available-for-sale securities Marketable, at market value	161,280	—	—	—	161,280
Interest accrued but not due	234,126	—	—	—	234,126

	4,608,228	2,790,978	—	151,515	7,550,721

Available credit facilities (undrawn) as at March 31

	As at March 31,
	2009	2008

Fund based facilities (working capital)	350,950	2,260,000
Non–fund facilities	402,148	1,000,075

Total	753,098	3,260,075

3.2.	Capital risk management

The objectives of the Group when managing capital are to safeguard the group’s ability to continue as a going concern in order to provide returns for shareholders and to maintain minimal debt. Capital of the group is ‘equity’ as shown in the consolidated balance sheet. The exchange in which the group is a member has stipulated minimum net worth that must be maintained. In order to maintain or adjust the capital structure, the group may adjust the amount of dividends to shareholders, issue new shares or sell assets to reduce debt. The group has embedded in its regulatory compliance framework the necessary test to ensure the continuous and full compliance with the net worth criteria set by the Exchange at each entity level. The group has complied with the net worth requirement at each entity level during the year and as at March 31, 2009 and March 31, 2008.

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

Valuation of financial assets where there is no quoted price — This determination requires significant judgement particularly in determining changes in fair value since the last formal valuation.

Impairment of non-financial assets — The recoverable amount of an asset or a cash-generating unit is determined based on value-in-use calculations prepared on the basis of management’s assumptions and estimates.

Income taxes — There are transactions and calculations for which the ultimate tax determination is uncertain and would get finalized on completion of assessment by tax authorities. Where the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Defined benefit schemes — Gratuity Liability — The costs of and period-end obligations under defined benefit schemes are determined using an actuarial valuation. The actuarial valuation involves making assumptions about discount rates, expected rates of return on assets, future salary increases, mortality rates and future pension increases. Due to the long-term nature of these schemes, such estimates are subject to significant uncertainty. The group reviews its assumptions annually in conjunction with its independent actuary and considers this adjustment appropriate given the geographical and demographic profile of the scheme.

Share-based payment transactions — Share-based payments are measured at fair value by an independent valuer using the Black-Scholes model and expensed over the vesting period based on the group’s estimate of shares that will eventually vest.

5.	Intangible assets

5.1.	Software

		Web
	Computer	Development
	Software	Costs	Total

Cost
As at March 31, 2007	44,196	207,452	251,648
Additions	7,265	—	7,265
Exchange difference	(15)	—	(15)

As at March 31, 2008	51,446	207,452	258,898
Additions	12,118	—	12,118
Exchange difference	50	—	50

As at March 31, 2009	63,614	207452	271,066

Accumulated amortisation
As at March 31, 2007	24,843	207,452	232,295
Charge for the year	10,931	—	10,931
Exchange difference	(8)	—	(8)

As at March 31, 2008	35,766	207,452	243,218
Charge for the year	11,733	—	11,733
Exchange difference	41	—	41

As at March 31, 2009	47,540	207,452	254,992

Net book amount as at
March 31, 2009	16,074	—	16,074
March 31, 2008	15,680	—	15,680
5.2.	Membership in Exchanges

Membership in exchanges consists of:
a)	BSE membership of Rs 4,387 as at March 31, 2009 and 2008, and

b)	DGCX membership of Rs.5,108 and Rs.4,022 as at March 31, 2009 and 2008, respectively. DGCX membership value underwent a change due to foreign currency translation.
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

The carrying value of the erstwhile BSE membership card on the due date in the books of MF Global Sify was Rs.13,570 thousand. Consequent to the corporatisation of the BSE, MF Global Sify computed the fair value of the membership rights of BSEL and shares of BSEL as follows:

Membership rights of BSEL:	On the basis of the benefits which MF Global Sify would get over the current deposit based membership right of BSEL

Equity shares of BSEL:	On the basis of the fair value of the equity shares of BSEL determined by the management
The difference between the aggregate of the fair values of the membership right being BSEL and the equity shares of BSEL and the carrying value of the initial BSE membership right of Rs. 5,980 thousand was written off to the consolidated income statement during the year ended March 31, 2006.

6.	Furniture and equipment

	Furniture
	and	Computers	Office
	Fixtures	Systems	equipments	Vehicles	Total

Cost
As at March 31, 2007	3,144	130,579	15,361	8,303	157,387
Additions	3,317	16,901	5,464	11,158	36,840
Disposals	—	—	—	(351)	(351)
Exchange difference	(78)	(39)	(44)	—	(161)

As at March 31, 2008	6,383	147,441	20,781	19,110	193,715
Additions	1,537	18,243	15,915	—	35,695
Disposals	—	(813)	—	(6,108)	(6,921)
Exchange difference	262	190	165	213	830

As at March 31, 2009	8,182	165,061	36,861	13,215	223,319

Accumulated depreciation
As at March 31, 2007	964	85,492	5,330	4,140	95,926
Charge for the year	550	20,678	1,717	2,104	25,049
Disposals	—	—	—	(91)	(91)
Exchange difference	(22)	(20)	(9)	—	(51)

As at March 31, 2008	1,492	106,150	7,038	6,153	120,833
Charge for the year	1,571	19,780	2,401	2,864	26,616
Disposals	—	(647)	—	(4,304)	(4,951)
Exchange difference	107	108	46	20	281

As at March 31, 2009	3,170	125,391	9,485	4,733	142,779

Net book amount as at
March 31, 2009	5,012	39,670	27,376	8,482	80,540
March 31, 2008	4,891	41,291	13,743	12,957	72,882
7.	Deferred income tax

The movement in deferred tax assets and liabilities during the respective years, is as follows:

	2009	2008

At April 1	54,682	47,725
Furniture and equipment	(867)	(1,677)
Provision on receivable from customers	994	229
Stock appreciation rights	8,200	4,899
Bonus payable	(6,528)	3,442
Others	(399)	64

At March 31	56,082	54,682

Comprised Of:
Deferred tax assets	56,486	55,229
Deferred tax liabilities	(404)	(547)

	56,082	54,682

An analysis of the gross deferred tax asset and liability balances is as follows:

	2009	2008

Deferred tax assets:
Furniture and equipment	4,282	5,159
Provision on receivable from customers	27,147	26,153
Stock appreciation rights	15,537	7,337
Bonus payable	9,520	16,048
Others	—	532

	56,486	55,229

Deferred tax liabilities:
Furniture and equipment	(31)	(41)
Others	(373)	(506)

	(404)	(547)

8.	Receivables from customers

Receivables from customers that are due for less than six months are generally not considered impaired. In respect of receivables that are neither past due nor impaired, as at the reporting date, there are no indications that the customers will not meet their payment obligations.

As at March 31, 2009, receivables of Rs.9,725 (March 31, 2008: Rs.39,831) were past due but not impaired. There are no indications that these customers will not meet their payment obligations. The ageing analysis of receivables, which are not impaired, is as follows:

	As at March 31,
	2009	2008

Up to 6 months	162,268	890,840
more than 6 months	9,725	39,831

	171,993	930,671

As at March 31, 2009, receivables of Rs.80,000 (March 31, 2008: Rs.77,055) were impaired and provided for. The amount of the provision was Rs.80,000 as at March 31, 2009 (March 31, 2008: Rs.77,075). Receivables are tested individually for impairment.

The ageing of these receivables is as follows:

	As at March 31,
	2009	2008

Up to 6 months	13,020	13,061
more than 6 months	66,980	63,994

	80,000	77,055

The carrying amounts of the group’s receivables are denominated in the following currencies:

	As at March 31,
	2009	2008

US dollar	—	332,834
INR	171,993	597,837

	171,993	930,671

Movements on the group’s provision for impairment of trade receivables are as follows:

	As at March 31,
	2009	2008	2007

As at the beginning of the year	77,075	76,400	3,100
Provision for impairment	2,925	675	73,300

As at the closing of the year	80,000	77,075	76,400

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above.

9.	Receivable from and payable to broker-dealer and clearing organisations

Amounts receivable from and payable to broker-dealers and clearing organizations (non-interest bearing) within six months from the balance sheet date consist of the following:

	As of March 31,
	2009		2008
	Receivable	Payable	Receivable	Payable

Clearing organizations —
— Unsettled trade	27,760	29,614	223,496	—
Broker-Dealer	14,468	198,172	130,945	2,984,232

	42,228	227,786	354,441	2,984,232

10.	Other assets

	As at March 31,
	2009	2008

Prepaid expenses	28,983	21,806
Advance tax (net of provisions)	97,281	75,479
Deposits	29,015	34,462
Loans and advances (to staff)	10,579	16,693
Gratuity Trust	2,343	—
Others*	21,380	22,456

	189,581	170,896

*	Includes Advances to vendors towards expenses, delayed payment charges from clients, withholding tax recoverable, etc

11.	Cash and bank balance

Cash and bank balance consist of:

	As at March 31,
	2009	2008	2007

Cash in hand	20	21	1
Cash at bank	181,596	287,444	324,374

	181,616	287,465	324,375

12.	Cash — restricted

Restricted cash as of March 31, 2009 includes fixed deposits of Rs.351,762 (Rs.1,082,523 as of March 31, 2008) placed with banks as margins for bank guarantees issued to clearing organizations and fixed deposits of Rs.1,996,100 (Rs.4,332,200 as of March 31, 2008) specifically earmarked as liens to clearing organizations towards margins.

Excess margin placed in the form of fixed deposits or bank guarantees can be withdrawn by giving one-day notice to the clearing organizations of the exchange.

Bank guarantees outstanding are Rs.797,602 as at March 31, 2009 (2008: Rs.1,938,489). Bank guarantees are generally provided to the Exchanges for the purposes of Margins. An exchange may revoke these guarantees if they suffer any losses or damage through the breach of any of the covenants contained in the agreements.

13.	Share capital and Dividend distribution

	As at March 31,
	2009	2008

Authorised capital 65,000,000 ordinary shares of Rs.10/- per share	650,000	650,000

As at March 31, 2009, 51,894,182 ordinary shares (March 31, 2008: 51,894,182 ordinary shares) of Rs.10/- each, issued and fully paid—up.

Dividend distribution

Dividends payable to equity shareholders are based on the net income available for distribution as reported in the stand—alone financial statements of MF Global Sify prepared in accordance with Indian GAAP. As such, dividends are declared and paid in Indian Rupees. The net income in accordance with IFRS may, in certain years, either not be fully available or will be additionally available for distribution to equity shareholders.

Under the Companies Act, 1956 of India dividends may be paid out of the profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend greater than 10% of the par value of its equity shares, a company is required to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10%, depending on the dividend percentage to be declared in such year. Dividends declared are subject to a dividend distribution tax of 16.99%.

14.	Share—based payments
Employee’s Stock Appreciation Scheme

The group had introduced the ‘Stock Appreciation Rights Plan 2006 ‘ (‘SARs Plan 2006’), ‘Stock Appreciation Rights Plan 2007’ (‘SARS Plan 2007’) and and ‘Stock Appreciation Rights Plan 2008’ (‘SARS Plan 2008’) during the years ended March 31, 2007, March 31, 2008 and March 31, 2009, respectively, and granted stock appreciation rights to eligible employees. The group believes that such awards better align the interests of its employees with those of its shareholders. The stock appreciation rights vest with the employee and are settled in cash on the day following the fourth anniversary of the grant date. The exercise price for the grant is Rs. Nil. SARs are accounted as cash settled share-based payments.

The group has granted a total of 711,247 SARs under the SARs Plan 2006, 809,500 SARs under the SARs Plan 2007 and 1,386,000 SARs under the SARs Plan 2008 to the employees. The weighted-average grant date fair value of SARs was Rs.34, Rs.82 and Rs.66 for SARs Plan 2006, SARs plan 2007 and SARs plan 2008, respectively. The forfeited SARs are reissued to the other eligible employees, where the vesting period is from the date of reissue to the vesting date as per the initial grant of SARs.

The Company has carried out an independent fair valuation of the stock appreciation rights as of March 31, 2009. The total unrecognized compensation costs relating to SARs to be recognized in future over the remaining vesting period is estimated to be Rs.144,440, Rs.101,449 and Rs.22,425 as of March 31, 2009, March 31, 2008 and March 31, 2007, respectively.

The fair value of each SARs is estimated on the date of grant using a Black-Scholes valuation model that uses the following variables:

Stock Price: Current value of the underlying asset is derived through a valuation exercise, wherein the profit earning capacity has been considered as an appropriate method of valuation.

Exercise price: As per the plan grant price of the SARs is Rs.NIL

The Company has no past track record for dividend payments. Hence, a zero percent dividend yield has been assumed for the purpose of the valuation.

Changes in number of SARs representing stock options outstanding were as follows:

	As at March 31,
	2009	2008	2007
As at the beginning of the year	1,512,747	711,247	—
Granted during the year	1,386,000	809,500	711,247
Exercised	—	—	—
Forfeited	(111,500)	(62,000)
Reissued	111,500	54,000	—
Lapsed	—	—	—

As at the end of the year	2,898,747	1,512,747	711,247

Exercisable at the end of the year	—	—
Approximate remaining vesting period in years	2.98	3.92	3.00

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

During the year ended March 31, 2007, 4476 shares of Man Group Plc were purchased by MF for its senior employees as a part of the Plan by contributing an amount of USD 200,000 (Rs.8,833 thousand) to ED & F Man Group (No.2) Employees’ Trust, which in turn issued 27,300 matching shares with a weighted-average grant date fair value of $ 6.84 to be held in trust. There was no forfeiture, vesting or exercise of the grant during the year. The total unrecognized compensation to be expensed is Rs.2,208. MF is no longer a part of Man Group plc. and has not participated in the co-investment plan during the year ended March 31, 2009 and March 31, 2008.

15.	Borrowings

	Effective	As at March 31,
	interest rate	2009	2008

Bank overdraft (Unsecured)	15%	—	99,507
Car Loan (Secured)	10%	4,645	5,552

		4,645	105,059

Aggregate maturities of the borrowings are as follows:

	As at March 31,
	2009	2008
On demand or within one year	1,156	100,441
In one to three years	2,622	2,376
In three to five years	867	2,242

	4,645	105,059

16.	Employee benefit obligation

	Years ended March 31,
	2009	2008	2007

Gratuity	844	1,772	2,260
Stock appreciation rights	46,851	22,616	7,451

	47,695	24,388	9,711

The movement in the defined benefit obligation of gratuity over the period is as follows:

	Years ended March 31,
	2009	2008	2007

Opening defined benefit obligation	9,458	6,287	4,131
Current service cost	3,000	3,110	2,214
Interest cost	755	505	296
Actuarial losses/ (gains)	(3,471)	(444)	(354)
Benefits paid	(42)	—	—

Closing defined benefit obligation	9,700	9,458	6,287

The movement in the fair value of plan assets of the year is as follows:

	Years ended March 31,
	2009	2008	2007

Beginning of year	7,686	4,027	2,264
Expected return on plan assets	832	321	210
Actuarial (losses)/gains	(129)	32	—
Employer contributions	2,853	3,306	1,553
Benefits paid	(42)	—	—

Closing fair value of plan assets	11,200	7,686	4,027

The amounts recognised in the income statement in respect of gratuity are as follows:

	Years ended March 31,
	2009	2008	2007

Current service cost	3,000	3,153	2,214
Interest cost	755	505	296
Actuarial loss	(3,342)	(537)	—
Expected return on plan asset	(832)	(321)	(170)

	(419)	2,800	2,340

The principal actuarial assumptions used were as follows:

	Years ended March 31,
	2009	2008	2007

Discount rate	8%	8%	8%
Expected return on plan assets	9.15%	8%	8%
Long term rate of compensation increase	6%	6%	6%
Mortality rates at various age groups are taken as per 1994-96 Life Insurance Corporation (LIC) Ultimate table.

17.	Accounts payables, accrued expenses and other liabilities

	As at March 31,
	2009	2008	2007

Accruals	35,541	42,205	62,425
Withholding tax payable	52,060	147,729	63,925
Bonus Payable	126,350	307,076	152,164
Other payables	138,007	185,279	82,226

Total	351,958	682,289	360,740

18.	Other Expenses

	Years ended March 31,
	2009	2008	2007

Professional Fees	10,590	17,562	14,465
Travelling and conveyance	15,872	18,844	15,388
Books & Periodicals, Postage, printing and stationary	33,466	46,284	33,958
Loss on account of error trades (net)	12,452	30,818	21,988
Repairs & maintenance	2,717	708	1,687
Service fee expenses	15,735	22,222	1,713
Insurance Premium	19,801	3,632	1,354
Others	15,060	11,894	9,940

Total	125,693	151,964	100,493

19.	Employee benefit expense

	Years ended March 31
	2009	2008	2007

Salaries and bonus	483,382	720,070	437,135
Defined contribution plans	3,968	3,828	3,617
Defined benefit plans	285	2,800	2,340
Staff welfare expenses	2,896	3,688	2,787
Share—based compensation expense	23,973	15,218	7,455
Fringe benefit tax	730	169	154

Total	515,234	745,773	453,488

20.	Other income

	Years ended March 31,
	2009	2008	2007

Profit on sale of available-for-sale securities	6,724	51,816	—
Delayed payment charges	39,215	52,622	28,719
Research fees	2,824	7,861	1,587
Referral fees	51,990	20,527	9,741
Interest and dividend	5,341	11,708	19,917
Miscellaneous income	32,577	21,131	21,881

Total	138,671	165,665	81,845

21.	Income tax expense

	Years ended March 31,
	2009	2008	2007

Current tax	127,269	360,626	138,650
Deferred tax	(894)	(6,957)	(34,820)

	126,375	353,669	103,830

The tax on MF’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	Years ended March 31,
	2009	2008	2007

Net income before taxes	343,292	959,924	308,256
Enacted tax rates in India	33.99%	33.99%	33.66%

Computed tax expense	116,685	326,278	103,759

Income exempt from tax:
Dividend	(57)	(198)	(3174)
Non-deductible expenses:
Contribution to co-investment plan	751	751	2,973
Security transaction tax not allowable	—	3,022	—
Others including donations, FBT, etc.	1,275	1,335	935
Recharges by parent and affiliate companies	8,498	—	—
Provision for disallowance of previous year expenses	—	26,675	—
Income charged at lower rate	—	(2,536)	—
(Gain) / Loss in Subsidiaries	(1,123)	491	352
Others	346	(2,149)	(1,015)

Income taxes recognized in the statement of income	126,375	353,669	103,830

22.	Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below:

	Loans and	Available
March 31, 2009	receivables	for sale	Total

Assets as per balance sheet
Cash and Bank balance	181,616		181,616
Cash-restricted	2,347,862		2,347,862
Interest bearing deposits with bank	107,495		107,495
Deposits with clearing organizations and others	120,865		120,865
Receivable from broker-dealers and clearing organizations	42,228		42,228
Receivable from customers	171,993		171,993
Available-for-sale securities:
Marketable, at market value		—	—
Not readily marketable (at estimated fair value)		9,920	9,920
Interest accrued but not due	102,170		102,170
Other assets	189,581		189,581

	3,263,810	9,920	3,273,730

	Other
	financial
March 31, 2009	liabilities	Total

Liabilities as per balance sheet
Payable to broker dealers and clearing organizations	227,786	227,786
Payable to customers	985,075	985,075
Borrowings	4,645	4,645
Accounts payable, accrued expenses, and other liabilities	351,958	351,958

	1,569,464	1,569,464

	Loans and	Available
March 31, 2008	receivables	for sale	Total

Assets as per balance sheet
Cash and Bank balance	287,465		287,465
Cash-restricted	5,414,723	—	5,414,723
Interest bearing deposits with bank	16,500	—	16,500
Deposits with clearing organizations and others	151,515	—	151,515
Receivable from broker-dealers and clearing organizations	354,441	—	354,441
Receivable from customers	930,671	—	930,671
Available-for-sale securities:
Marketable, at market value	—	161,280	161,280
Not readily marketable (at estimated fair value)	—	20,393	20,393
Interest accrued but not due	234,126	—	234,126
Other assets	170,896	—	170,896

	7,560,337	181,673	7,742,010

	Other
	financial
March 31, 2008	liabilities	Total

Liabilities as per balance sheet
Payable to broker dealers and clearing organizations	2,984,232	2,984,232
Payable to customers	2,494,634	2,494,634
Borrowings	105,059	105,059
Accounts payable, accrued expenses, and other liabilities	682,289	682,289

	6,266,214	6,266,214

The carrying amounts reported in the balance sheet for cash and cash equivalents, receivables, amounts due to or from related parties, accounts payable and other liabilities approximate their respective fair values due to their short maturity.
23.	Commitments and contingencies
a)	Operating lease commitments — MF as lessee

The group has obligations under long term operating leases with initial non-cancelable terms in excess of one year. Aggregate annual rentals for office space as of March 31, 2009, are approximately as listed below:

As at March 31, 2009
Not later than 1 year	61,067
Later than 1 year and not later than 5 years	71,636
Later than 5 years	—

Total minimum lease commitments	132,703

Rent expense for the current year aggregated to Rs.56,174 (2008: Rs27,982) and is included in the occupancy expense line item on the consolidated statements of income.
b)	Contingencies
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
a)	Transactions involving services

	Years ended March 31,
	2009	2008	2007

Services provided by MF to
Holding companies & Parties having substantial interest
Reimbursement of Expenses	3,205	—	—

Fellow Subsidiary Companies
Referral Fees	51,992	20,527	9,741
Reimbursement of Expenses	5,185	—	—
Service Fees (included in miscellaneous income)	8,715	—	—

	69,097	20,527	9,741

Services received by MF from

Holding companies & Parties having substantial interest
Reimbursement of Expenses	—	—	2,303
Service Fees	9,349	8,263	—
Bank Guarantee Commission	1,692	14,616	—
Insurance Premium	17,842	—	—
Purchase / AMC of Computer Hardware	6,600	—	—

Fellow Subsidiary Companies
Reimbursement of Expenses	—	2,780	870
Service Fees	6,386	13,998	—

Membership & Subscription	—	3,447	—
Insurance Premium	—	1,809	—
Lease Line Charges	1,675	1,346	—
IB Commission Expense	1,454	—	—
Interest Expense	1,039	—	—
Others	247	—	—

	46,284	46,259	3,173

Loan taken and repaid	270,000	—	—

b)	Key management compensation

	Years ended March 31,
	2009	2008	2007

Salaries and other short-term employee benefits	63,112	170,488	70,734
Other long-term benefits (Co-Investment Plan)	2,208	2,208	2,208
Share-based payments	5,420	6,824	1.901

	70,740	179,520	74,843

c)	Year-end balances arising from transactions involving services

	As at March 31,
	2009	2008

Due To Related Parties

MF Global Ltd. (Bermuda)	58,139	23,038

MF Global UK Ltd.	37,859	13,755

MF Global Inc. DE	577	454

MF Global Holdings USA Inc.	2,298	1,809

MF Global Singapore Pte Ltd.	1,582	3,313

MF Global Holdings HK Ltd.	—	1,346

	100,455	43,715

	As at March 31,
	2009	2008

Due from Related Parties

MF Global Inc. DE	2,497	7,344
MF Global Mauritius Pvt. Ltd.	408	43
MF Global Singapore Pte Ltd.	1,427	107
MF Global Holdings HK Ltd.	155	7
MF Global UK Ltd.	1,172	465
MF Global Overseas Ltd.	3,204	—
MF Global Capital Services India Pvt. Ltd.	2,592	2,592
MF Global India Pvt. Ltd.	947	—
MF Global Centralised Services India Pvt. Ltd.	66	—

	12,468	10,558

d)	Loans and advances to key management personnel

	Years ended March 31,
	2009	2008

At the beginning of the year	259	1,150
Advances during the year	989	1,999
Repayments during the year	(971)	(2,890)

At the end of the year	277	259

     Advances to the key management personnel are interest free advances. No provision has been required for such loans.
For and on behalf of the Board
Vineet Bhatnagar
Managing Director

Item 19. Exhibits

Number	Description

1.1	Amended Articles of Association of Sify Technologies Limited. (1)

1.2	Memorandum of Association of Sify Technologies Limited. (2)

1.3	Amendment of Memorandum of Association. (3)

2.1	Deposit Agreement, dated as of October 18, 1999, among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depository Shares evidenced by American Depository Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (4)

2.2	Amendment No. 1 to Deposit Agreement among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depository Shares evidenced by American Depository Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (4)

2.3	Amendment No. 2 to Deposit Agreement among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depository Shares evidenced by American Depository Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (5)

2.4	Subscription Agreement dated November 10, 2005 between Sify Technologies Limited and Infinity Capital Ventures, LP. (9)

2.5	Standstill Agreement dated November 10, 2005 by and among Sify Technologies Limited, Infinity Capital Ventures, LP and Mr Raju Vegesna. (9)

2.6	Shareholders’ Agreement dated December 20, 2005 between Sify Technologies Limited, Infinity Satcom Universal (P) Limited, and Sify Communications Limited(erstwhile subsidiary). (10)

2.7	Shareholders’ Agreement dated November 25, 2005 between Sify Technologies Limited and Man Financial. (11)

4.1	Associate Stock Option Plan 2000 (6)

4.2	Associate Stock Option Plan 2002 (6)

4.3	Associate Stock Option Plan 2005 (12)

4.4	Associate Stock Option Plan 2007 (14)

4.5	Form of Indemnification Agreement. (7)

4.6	License Agreement for Provision of Internet Service, including Internet Telephony dated as of April 1, 2002 by and between Sify Technologies Limited and the Government of India, Ministry of Communications and Information Technology, Department of Telecommunications, Telecom Commission. (3)

4.7	Bank Guarantee, dated as of November 4, 1998. (2)

4.8	Agreement, dated November 10, 2004, between Sify Technologies Limited, Satyam Computer Services Limited, SAIF Investment Company Limited and Venture Tech Solutions Pvt. Ltd. (8)

4.9	Subscription Agreement dated March 24, 2008 between Sify Technologies Limited and Infinity Satcom Universal Private Limited. (13)

4.10	Scheme of Amalgamation between Sify Communications Limited with Sify Technologies Limited and their respective shareholders (15)

8.1	List of Subsidiaries.

11.1	Code of Conduct and Conflict of Interest Policy (6)

12.1	Rule 13a-14(a) Certification of Chief Executive Officer

Number	Description

12.2	Rule 13a-14(a) Certification of Chief Financial Officer

13.1	Section 1350 Certification of Chief Executive Officer

13.2	Section 1350 Certification of Chief Financial Officer

15.1	Consent of KPMG in respect of the Sify Technologies Limited

15.2	Consent of Price Waterhouse in respect of MF Global Sify Securities Private Limited

(1)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.

(2)	Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Commission on October 4, 1999 and incorporated herein by reference.

(3)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.

(4)	Previously filed as an exhibit to the Post-Effective Amendment No. 1 to Form F-6 filed with the Commission on January 5, 2000 and incorporated herein by reference.

(5)	Previously filed as an exhibit to the Registration Statement on Form S-8 (File No. 333-101322) filed with Commission on November 20, 2002 and incorporated herein by reference.

(6)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 29, 2004 and incorporated herein by reference.

(7)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-2 filed with the Commission on October 13, 1999 and incorporated herein by reference.

(8)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 30, 2004 and incorporated herein by reference.

(9)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 21, 2005 and incorporated herein by reference.

(10)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 7, 2005 and incorporated herein by reference.

(11)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 23, 2005 and incorporated herein by reference.

(12)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 30, 2006 and incorporated herein by reference.

(13)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on April 14, 2008 and incorporated herein by reference.

(14)	Previously filed as an exhibit to the Report on Form 20-F filed with the Commission on October 11, 2008 and incorporated herein by reference

(15)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on January 23, 2009 and incorporated herein by reference

SIGNATURES
The company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SIFY TECHNOLOGIES LIMITED

	By: Name:	/s/ Raju Vegesna Raju Vegesna
	Title:	Chief Executive Officer

	By: Name:	/s/ M P Vijay Kumar M P Vijay Kumar
Date: September 28, 2009	Title:	Chief Financial Officer

Item 19. Exhibits (continued)

Number	Description

1.1	Amended Articles of Association of Sify Technologies Limited. (1)

1.2	Memorandum of Association of Sify Technologies Limited. (2)

1.3	Amendment of Memorandum of Association. (3)

2.1	Deposit Agreement, dated as of October 18, 1999, among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depository Shares evidenced by American Depository Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (4)

2.2	Amendment No. 1 to Deposit Agreement among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depository Shares evidenced by American Depository Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (4)

2.3	Amendment No. 2 to Deposit Agreement among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depository Shares evidenced by American Depository Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (5)

2.4	Subscription Agreement dated November 10, 2005 between Sify Technologies Limited and Infinity Capital Ventures, LP. (9)

2.5	Standstill Agreement dated November 10, 2005 by and among Sify Technologies Limited, Infinity Capital Ventures, LP and Mr Raju Vegesna. (9)

2.6	Shareholders’ Agreement dated December 20, 2005 between Sify Technologies Limited, Infinity Satcom Universal (P) Limited, and Sify Communications Limited(erstwhile subsidiary). (10)

2.7	Shareholders’ Agreement dated November 25, 2005 between Sify Technologies Limited and Man Financial. (11)

4.1	Associate Stock Option Plan 2000 (6)

4.2	Associate Stock Option Plan 2002 (6)

4.3	Associate Stock Option Plan 2005 (12)

4.4	Associate Stock Option Plan 2007 (14)

4.5	Form of Indemnification Agreement. (7)

4.6	License Agreement for Provision of Internet Service, including Internet Telephony dated as of April 1, 2002 by and between Sify Technologies Limited and the Government of India, Ministry of Communications and Information Technology, Department of Telecommunications, Telecom Commission. (3)

4.7	Bank Guarantee, dated as of November 4, 1998. (2)

4.8	Agreement, dated November 10, 2004, between Sify Technologies Limited, Satyam Computer Services Limited, SAIF Investment Company Limited and Venture Tech Solutions Pvt. Ltd. (8)

4.9	Subscription Agreement dated March 24, 2008 between Sify Technologies Limited and Infinity Satcom Universal Private Limited. (13)

4.10	Scheme of Amalgamation between Sify Communications Limited with Sify Technologies Limited and their respective shareholders (15)

8.1	List of Subsidiaries.

11.1	Code of Conduct and Conflict of Interest Policy (6)

12.1	Rule 13a-14(a) Certification of Chief Executive Officer

Number	Description

12.2	Rule 13a-14(a) Certification of Chief Financial Officer

13.1	Section 1350 Certification of Chief Executive Officer

13.2	Section 1350 Certification of Chief Financial Officer

15.1	Consent of KPMG in respect of the Sify Technologies Limited

15.2	Consent of Price Waterhouse in respect of MF Global Sify Securities Private Limited

(1)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.

(2)	Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Commission on October 4, 1999 and incorporated herein by reference.

(3)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.

(4)	Previously filed as an exhibit to the Post-Effective Amendment No. 1 to Form F-6 filed with the Commission on January 5, 2000 and incorporated herein by reference.

(5)	Previously filed as an exhibit to the Registration Statement on Form S-8 (File No. 333-101322) filed with Commission on November 20, 2002 and incorporated herein by reference.

(6)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 29, 2004 and incorporated herein by reference.

(7)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-2 filed with the Commission on October 13, 1999 and incorporated herein by reference.

(8)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 30, 2004 and incorporated herein by reference.

(9)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 21, 2005 and incorporated herein by reference.

(10)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 7, 2005 and incorporated herein by reference.

(11)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 23, 2005 and incorporated herein by reference.

(12)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 30, 2006 and incorporated herein by reference.

(13)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on April 14, 2008 and incorporated herein by reference.

(14)	Previously filed as an exhibit to the Report on Form 20-F filed with the Commission on October 11, 2008 and incorporated herein by reference

(15)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on January 23, 2009 and incorporated herein by reference