Form 20-F
period 2010-03-31
SIFY TECHNOLOGIES LTD
filed 2010-11-30
CIK 1094324

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended March 31, 2010.
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
(Address of principal executive office)
M.P.Vijay Kumar, Chief Financial Officer, (91) 44-2254-0770; vijaykumar.mp@sifycorp.com
Tidel Park, 2nd Floor, 4, Rajiv Gandhi Salai, Taramani, Chennai 600113 India
(Name,Telephone,Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Name of each Exchange on which registered

American Depository Shares, each represented by one Equity Share, par value Rs.10 per share	Nasdaq Global Market
Securities registered or to be registered pursuant to Section 12(g) of the Act

Title of each class	Name of each Exchange on which registered

None	Not Applicable
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
Not Applicable
(Title of class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
53,351,498 Equity Shares.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☑
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☐ No ☑
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data file required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standard Board ☑	Other ☐
If this is an annual report, indicate by check mark whether the registrant is a shell Company (as defined in Rule 12b-2 of the Exchange Act).:
Yes ☐ No ☑

Currency of Presentation and Certain Defined Terms
Unless the context otherwise requires, references in this annual report to “we,” “us,” the “Company,” “Sify” or “Satyam Infoway” are to Sify Technologies Limited, a limited liability Company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. In January 2003, we changed the name of our Company from Satyam Infoway Limited to Sify Limited. In October 2007, we again changed our name from Sify Limited to Sify Technologies Limited. “Sify”, “SifyMax.in,”, “Sify e-ports” and “Sify online” are trademarks used by us for which we have already obtained registration certificates in India. All other trademarks or trade names used in this Annual Report on Form 20F are the property of their respective owners. In this Annual Report on Form 20F, references to “$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “Rs.,” “rupees” or “Indian rupees” are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.
For your convenience, this Annual Report on Form 20-F contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this Annual Report on Form 20-F, all translations from Indian rupees to U.S. dollars contained in this Annual Report have been based on the reference rate in the City of Mumbai on March 31, 2010 for cable transfers in Indian rupees as published by the Reserve Bank of India (RBI) which was Rs.45.14 per $1.00.
Our financial statements are presented in Indian rupees and prepared in accordance with International Financial Reporting Standards as issued by the International Accounts Standards Board, or IFRS. In this Annual Report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.
Information contained in our websites, including our corporate website, www.sifycorp.com, is not part of this Annual Report on Form 20F.

Forward-Looking Statements
This Annual Report on Form 20-F contains “forward-looking statements”, as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘should’ and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, those discussed in the “Risk Factors” section in this Annual Report on Form 20-F. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. All forward-looking statements included in this Annual Report on Form 20-F are based on information available to us on the date hereof, and we do not undertake to update these forward-looking statements to reflect future events or circumstances.

PART I
Item 1. Identity of Directors, Senior Management and Advisers.
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
Selected Financial Data
Summary of Consolidated Financial Data
You should read the summary consolidated financial data below in conjunction with the Company’s consolidated financial statements and the related notes, as well as the section entitled ” Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report on Form 20-F. The summary consolidated statements of income data for the four years ended March 31, 2010, 2009, 2008 and 2007 and the summary consolidated Statement of Financial Position as of March 31, 2010, 2009, 2008 and 2007, has been derived from our audited consolidated financial statements and related notes to the consolidated financial statements which were prepared and presented in accordance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB).

Sify Technologies Limited
Consolidated Statement of Income
(In thousands of Rupees, except share data and as otherwise stated)

	Year ended March 31,				Year ended March 31,
	2010	2009	2008	2007	2010
	Rs	Rs	Rs	Rs	Convenience
					translation into
					US$ in
					thousands,
					except share and
					per share data
					(Note 1)
Revenue	6,710,188	6,162,161	6,006,215	5,447,347	148,652
Cost of goods sold and services rendered	(4,096,538)	(3,613,349)	(3,419,122)	(2,939,329)	(90,751)

Other income	131,789	89,105	46,152	66,320	2,920

Selling, general and administrative expenses	(2,482,415)	(2,813,425)	(2,434,715)	(2,094,971)	(54,994)
Depreciation and amortization	(656,797)	(498,872)	(394,337)	(463,780)	(14,550)

Impairment loss on intangibles including goodwill	(47,269)	(15,200)	—	—	(1,047)
Income from legal settlement	561,120	—	—	—	12,431

Profit / (loss) from operating activities	120,078	(689,580)	(195,807)	15,587	2,661

Finance income	27,994	122,565	161,783	154,192	620

Finance expenses	(293,873)	(251,660)	(57,682)	(25,550)	(6,510)

Net finance income / (expense)	(265,879)	(129,095)	104,101	128,642	(5,890)

Share of profit of equity accounted investee (net of income tax)	91,135	64,091	181,127	61,030	2,019

Profit / (loss) before tax	(54,666)	(754,584)	89,421	205,259	(1,210)

Income tax (expense) / benefit	81,479	(97,049)	(63,975)	66,113	1,805

Profit / (loss) for the year	26,813	(851,633)	25,446	271,372	595

Attributable to:

Equity holders of the Company	17,027	(900,574)	(4,696)	240,841	378

Non-controlling interest	9,786	48,941	30,142	30,531	217

	26,813	(851,633)	25,446	271,372	595

Earnings / (loss) per share
Basic earnings /(loss) per share	0.33	(20.77)	(0.11)	5.64	0.01
Diluted earnings/(loss) per share	0.33	(20.77)	(0.11)	5.63	0.01

Particulars
(Rupees in thousands, except share and per share data)

					Convenience
					translation
					into US$ in
					thousands,
					except share
					and per share
					data
					(see note 2
(Rupees in thousands, except share and	March 31,				below)
per share data)	2010	2009	2008	2007	2010
	Rs	Rs	Rs	Rs
Balance Sheet data:
Cash and cash equivalents including restricted cash	878,698	1,710,798	1,507,327	3,071,157	19,466

Net current assets	(46,814)	(175,993)	1,294,199	2,435,290	(1,038)

Total assets	9,345,824	9,145,555	7,710,760	7,321,891	207,040

Total equity attributable to equity shareholders of the Company	4,171,092	3,851,693	4,694,984	4,538,906	92,403

Cash Flow Data

Net cash provided by (used in):
Operating activities	759,802	(371,556)	(839,869)	116,262	16,832
Investing activities	(896,683)	(1,174,156)	(756,300)	(708,316)	(19,864)
Financing activities	(354,486)	968,797	(585,200)	847,939	(7,853)

Notes

1.
The convenience translation to U.S. Dollars was performed at the reference rate in the City of Mumbai for cable transfers as published by Reserve Bank of India on March 31, 2010 of Rs.45.14 per $1.00, which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at this rate or at all.

2.
Reference to shares and per share amounts refer to our equity shares. Our outstanding equity shares include equity shares held by a depository underlying our ADSs. Effective September 24, 2002, one ADS represented one equity share.

Exchange Rates
Our functional currency is the Indian rupee. The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables.
The following table sets forth the high and low exchange rates for the previous six months and is based on the reference rate in the City of Mumbai on business days during the period for cable transfers in Indian rupees as published by the Reserve Bank of India (RBI).

	High	Low
Month	Rs.	Rs.
August 2010	47.09	45.95
July 2010	47.33	46.46
June 2010	47.28	45.64
May 2010	47.57	44.56
April 2010	44.73	44.33
March 2010	46.02	44.94
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

	Period
Fiscal Year Ended	end	Average	High	Low
March 31	Rs.	Rs.	Rs.	Rs.
2010	45.14	47.36	50.53	44.94
2009	50.95	45.91	52.06	39.89
2008	40.02	40.13	43.05	38.48
2007	43.10	45.12	46.83	42.78
On November 23, 2010, the reference rate in the City of Mumbai for cable transfers in Indian rupees as published by RBI was Rs. 45.61.
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
We have earned a net profit of Rs.26.82 million ($ 0.59 million) for the year ended March 31, 2010 with an accumulated deficit of Rs.13,087 million ($289.92million) as at March 31, 2010. We may in the future incur additional net losses and suffer negative operating cash flows. We expect to increase our expenditures as we continue to expand our services, promote our brand, and invest in the expansion of our infrastructure. We have incurred and in the future may incur expenses in connection with investments in data centers and infrastructure. Accordingly, we will need to generate significant additional revenues in order to become profitable. Our business model is not yet proven in the consumer space, and we cannot assure you that we will improve our profitability or that we will not incur operating losses in the future. If we are unable to improve our profitability, we will be unable to build a sustainable business. In this event, the price of our ADSs and the value of your investment may decline.
Our profits may be impacted consequent to the withdrawal of incentive for exports availed under the Serve from India Scheme on account of changes in Indian Government policy.
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
The new Foreign Trade (2009-2014) policy announced by The Commerce Ministry on August 27, 2009 has explicitly excluded the telecom Sector, which is the sector in which we operate, from the purview of Served From India Scheme (SFIS). As a result of this new policy document, we will not be eligible for the export incentive on Foreign Exchange earnings from all existing business streams other than E-learning and Infrastructure management services prospectively.
The loss of credits from the above scheme may adversely impact the financial condition and operating results. Effective August 2009, this benefit has been withdrawn for our exports under ILD/NLD license, which has adversely affected our results of operations.
The global economic environment, increased pricing pressure and decreased utilization rates could negatively impact our revenues and operating results.
Spending on technology products and services in most parts of the world has been rising for the past several years. However, there was a decline in the growth rate of global IT purchases due to the economic slowdown and we believe the market may not recover until 2012.
With regard to the domestic Indian economy, though the economy has improved shown good improvement during 2009-10 which reflected in positive business sentiments, pricing and competition continue to be under pressure. Lead times for orders or contracts have becomes much longer, as we have credit periods. This factors have affected the growth in demand for our broadband services.
Overseas economic performance also has a bearing on our Infrastructure and e-Learning businesses. The NLD/ILD business and eLearning may be affected in terms of prices and growth. Currency fluctuations will also lead to variations in revenue.

Reductions in IT spending and extended credit terms arising from or related to the economic slowdown, and any resulting pricing pressures, reduction in billing rates, increased credit risk may adversely impact our revenues, gross profits, operating margins and results of operations.
Currency fluctuations may affect the results or our operations or the value of our ADSs.
The exchange rate between the rupee and the U.S. dollar has changed significantly in recent years and may continue to fluctuate substantially in the future.
We use derivative financial instruments, such as foreign exchange forward and option contracts, to mitigate the risk of changes in foreign exchange rates on accounts receivable and payable and forecast cash flows denominated in US dollar. As of March 31, 2010, we had outstanding option contracts of $1.50 million. We may not purchase derivative instruments in a sufficient amount to adequately insulate ourselves from foreign currency exchange risks, and over the past year, we have incurred significant losses as a result of exchange rate fluctuations that have not been offset in full by our hedging strategy.
For the year ended March 31, 2010, we recognized a gain of Rs.6.99 million ( $0.15 million) on our forward and option contracts and Rs.25.96 million ($0.51 million) on foreign exchange translations. If foreign exchange currency markets continue to be volatile, such fluctuations in foreign currency exchange rates could materially and adversely affect our results of operations in future periods. Also, the volatility in the foreign currency markets may make it difficult to hedge our foreign currency exposures effectively and make them expensive.
Further, the policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. In addition, a high-level committee appointed by the Reserve Bank of India had recommended that India move to increased capital account convertibility over next few years, and proposed a framework for such increased convertibility. Full or increased capital account convertibility, if introduced, could result in increased volatility in the fluctuations of exchange rates between the rupee and US dollar. Our US customers may leave us exposed to fluctuation in revenues based on currency fluctuations.
We may encounter legal confrontations as the Information Technology Act 2000 lacks specificity as to issues on online processes and/or Internet.
We believe that the Information Technology Act of 2000 (the “Information Act”), an Indian regulation, does not address all areas of online processes or the Internet. The regulations regarding the operation of cyber cafes are not well defined, and vary from state to state, often dependent upon the discretion of local law enforcement authorities who may not have adequate knowledge on the service. Despite our constant efforts in educating our cybercafe franchisees not to use unlicensed software, some franchisees may continue to use unlicensed software without our knowledge, and therefore may violate the Information Act. Such events may negatively affect our reputation, and violations of the Information Act may result in litigation or cause us to incur legal costs, which may adversely affect our business and results of operations.
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
A significant number of competitors have entered India’s Internet service provider industry. The large players, especially the state run telecommunication companies, may enjoy significant competitive advantages over us, including greater financial resources, which could allow them to charge prices that are lower than ours in order to attract subscribers. These factors have resulted in periods of significant reduction in actual average selling prices for consumer Internet Service Provider, or ISP, services. We expect the market for Internet access and other connectivity services to remain extremely price competitive. Increased competition may result in operating losses, loss of market share and diminished value in our services, as well as different pricing, service or marketing decisions. In addition, competition may generally cause us to incur unanticipated costs associated with research and product development. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as the availability of skilled employees in India, the price at which our competitors offer comparable services, and the extent of our competitors’ responsiveness to their clients’ needs. We cannot assure you that we will be able to successfully compete against current and future competitors.

Margin squeeze may affect the results or our operations.
Our margins have been shrinking recently due to competitive pricing pressure. Competition will continue to increase with the entry of new competitors into the enterprise service category. However, these competitors generally will prefer to operate with a few global customers wishing to do business in India. They may attract customers for managed hosting services with their capability of superior network and competitive pricing. We expect the market for such services to remain extremely price competitive. Increased competition may result in the reduction of profit margin which would impact our results of operations.
Procuring power at lower costs for data centers by the competitors may put us at a disadvantage in terms of pricing for our data center operations.
The single largest operating cost in data centers is electrical power, and if a competitor were to have a source of power at a significantly lower cost, it could be a disadvantage to us. While all data centres are now located in proximity to, or at the edge of major urban centers such as Mumbai, inexpensive land and labor allow companies to locate new data centres in remote locations. We may neither be in a position to develop high cost data centers at remote locations where power is cheap nor procure power at cheaper rates for our data centres. If our competitors procure power at lower cost, they may have an advantage over us with respect to pricing. Our inability to offer competitive pricing may result in loss of customers and will impact our business and result of operations.
We have added a number of new lines of business in the past years, including the operation and licensing of public Internet cafés, as well as the provision of broadband services, security services, e-learning software development services, managed network services and infrastructure management services. It is therefore difficult to evaluate our historical results of operations.
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
Despite the our best efforts to optimize costs, our future operating results could fluctuate in part because our expenses are relatively fixed in the short term while future revenues are uncertain, and any adverse fluctuations could negatively impact the price of our ADSs.
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
You should not rely on yearly comparisons of our results of operations as indicators of future performance and operating results may be below the expectations of public market analysts and investors. In this event, the price of our ADSs may decline.
Security breaches could damage our reputation or result in liability to us.
Our facilities and infrastructure must remain secure, and be perceived by our corporate and consumer customers to be secure, because we retain confidential customer information in our database. Despite the implementation of security measures, our infrastructure may be vulnerable to physical break-ins, computer hacking, computer viruses, programming errors or similar disruptive problems beyond our control. If a person circumvents our security measures, he or she could jeopardize the security of confidential information stored on our systems, misappropriate proprietary information or cause interruptions to our operations. We may be required to make significant additional investments and efforts to protect against or remedy security breaches. Unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems, systems failure or otherwise, could damage our reputation and adversely affect our business and results of operations.
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
Our success depends upon the continued service of our key personnel including our senior management team, including our Chairman, Raju Vegesna. Each of our employees may voluntarily terminate his or her employment with us. We do not carry key person life insurance on any of our personnel. Our success also depends on our ability to attract and retain additional highly qualified technical, marketing and sales personnel. The labor market for skilled employees in India is extremely competitive, and the process of hiring employees with the necessary skills is time consuming and requires the diversion of significant resources. We may not be able to continue to retain or integrate existing personnel or identify and hire additional personnel in the future. The loss of the services of key personnel or the inability to attract additional qualified personnel, could disrupt the implementation of our business strategy, upon which the success of our business depends.
The failure to keep our technical knowledge confidential could erode our competitive advantage.
Our technical know-how is not protected by intellectual property rights such as patents, and is principally protected by maintaining its confidentiality. We rely on trade secrets, confidentiality agreements and other contractual arrangements. As a result, we cannot be certain that our know-how will remain confidential in the long run. Employment contracts with certain of our employees who have special technical knowledge about our products or our business contain a general obligation to keep all such knowledge confidential. In addition to the confidentiality provisions, these employment agreements typically contain non-competition clauses.

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
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent or detect fraud. As a result, current and potential investors could lose confidence in our financial reporting, which could harm our business and have an adverse effect on our stock price.
During the year ended March 31, 2010, the controls over the accounting evaluation of certain revenue transactions relating to the purchase of products for onward sales in the Systems Integration business failed. Certain transactions which otherwise qualified for being accounted on a net basis were reported on a gross basis as “revenues” and “cost of goods sold”. The root cause of the error was the result of a failure in the operating effectiveness of an internal control relating to carrying out an independent accounting review of the trading transactions of the System Integration business. Whilst, the potential for error existed and the control deficiency remained unremediated as at March 31, 2010, the errors identified were corrected prior to the finalization of the March 31, 2010 annual consolidated financial statements. Due to the existence of this control deficiency, management concluded that there was a reasonable possibility that a material misstatement of the company’s annual financial statements may not have been prevented or detected on a timely basis.
Because of the material weakness described above, management has concluded that the Company did not maintain effective internal control over financial reporting as on March 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
It is possible that in the future, material weaknesses could be identified in our internal controls over financial reporting and we could be required to further implement remedial measures. If we fail to maintain effective disclosure controls and procedures or internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on our stock price.
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
If there is an adverse outcome resulting in cash payout in excess of the insurance coverage in the class action litigation that has been filed against us, it will impact our financial condition.
A class action suit was filed in the United States District Court for the Southern District of New York by a purported class of purchasers of Sify’s ADS against the Company, certain of its officers and directors and several of the underwriters involved in the Company’s initial public offering of American Depository Receipts. The complaint alleges that the underwriters in the Company’s IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased Sify’s ADSs in the IPO and the aftermarket. The complaint also alleges that Sify violated the United States Federal Securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. This case is defended by SIFY and more than 300 issuers who went public between 1998 and 2000. The plaintiffs announced a proposed settlement between all parties, including the Group and its former officers and directors. Any direct financial impact of the proposed settlement is expected to be borne by the Company’s insurers. On June 12, 2009, the Federal District Court granted preliminary approval of the proposed settlement. On September 10, 2009, the Federal District Court held the fairness hearing for final approval of the settlement. At the hearing it was noted that out of the seven million people who were sent notices of the settlement, only 140 people objected. The objectors had five main arguments: (1) the class definition is overbroad and does not exclude individuals who participated in the scheme; (2) the requested attorney’s fees are excessive; (3) the awards requested by the lead plaintiffs are excessive; (4) the settlement amount is insufficient and thus the recovery to class members is too small; and (5) the notice is insufficient, in part because it does not disclose the amounts requested by individual lead plaintiffs. On October 6, 2009, the District Court issued an order granting class certification and final approval of the settlement. Several individuals or groups of individuals have filed petitions to appeal and/or notices of appeal with the United States Court of Appeals for the Second Circuit. The Second Circuit Court of Appeals has not yet addressed any of the pending petitions to appeal or notices of appeal. Therefore, the District Court’s order granting class certification and final approval of the settlement remains subject to appellate review by the Second Circuit Court of Appeals. As per the Company’s Counsel there can be no assurance that the District Court’s approval will not be overturned by the Second Circuit Court of Appeals. Any direct financial impact of the preliminary approved settlement is expected to be borne by the Company’s insurers. The Group believes, the maximum exposure under this settlement is approximately U.S.$ 338,983.05, an amount which the Group believes is fully recoverable from the Group’s insurer. If the settlement in an outcome necessitating a larger award and our insurance does not cover such payment, it may affect our results of operations.
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
Our increasing work with governmental agencies may expose us to additional risks.
We are increasingly bidding for work with governments and governmental agencies for data centers. Projects involving governments or governmental agencies carry various risks inherent in the government contracting process, including the following:
•
Such projects may be subject to a higher risk of reduction in scope or termination than other contracts due to political and economic factors such as changes in government, pending elections or the reduction in, or absence of, adequate funding;

•
Terms and conditions of government contracts tend to be more onerous than other contracts and may include, among other things, extensive rights of audit, more punitive service level penalties and other restrictive covenants. Also, the terms of such contracts are often subject to change due to political and economic factors;

•
Government contracts are often subject to more extensive scrutiny and publicity than other contracts. Any negative publicity related to such contracts, regardless of the accuracy of such publicity, may adversely affect our business or reputation;

•	Participation in government contracts could subject us to stricter regulatory requirements, which may increase our cost of compliance; and
•	Such projects may involve multiple parties in the delivery of services and require greater project management efforts on our part. Any failure in this regard may adversely impact our performance.

We do not plan to pay dividends in the foreseeable future.
We have not paid cash dividends to date because of the accumulated losses in the previous years. We may not pay a cash dividend in the near future in anticipation of meeting the fund requirements for facilitating future expansion plans of the Company. Investors seeking cash dividend should not purchase our ADS.
Risks Related to the ADSs and Our Trading Market
The interests of our significant shareholder,Mr Raju Vegesna, our Chairman and Chief Executive Officer may differ from your interests.
Effective as of October 30, 2010, upon the consummation of the private placement to an entity controlled by Mr Raju Vegesna, our Chief Executive Officer and Chairman of the Board of Directors of the company, Mr Raju Vegesna beneficially owns approxiamately 86.4% of our outstanding equity capital. Mr P.S.Raju serves on our Board of Directors as a nominee of Infinity Capital Ventures, LP, an entity controlled by Mr Raju Vegesna. As a result, Mr Raju Vegesna will be able to exercise control over many matters requiring approval by our Bosrd of Directors and / or shareholders, including the election of directors and approval of significant corporate transactions, such as a sale of our company. Under India law, a simple majority is sufficient to control all shareholder action except for those items, which require approval by a special resolution. If a special resolution is required, the number of votes cast in favour of the resolution must not be less than three times the number of votes cast against it. Examples of actions that require a special resolution include:
•	altering our Articles of Association;

•	issuing additional shares of capital stock, except for pro rata issuances to existing shareholders;

•	commencing any new line of business; and

•	commencing a liquidation.
The proposed issue of shares on private placement to the promoter group would result in significant increase in the combined shareholding of the promoter group, with which the matters requiring special resolutions can also be approved.
Circumstances may arise in which the interests of Mr Raju Vegesn, could conflict with the interests of our other shareholders or holders of our ADSs. Infinity Capital or Infinity Satcom could delay or prevent a change of control of our Company even if a transaction of that sort would be beneficial to our other shareholders, including the holders of our ADSs.
An investor in our ADSs may not be able to exercise preemptive rights for additional shares and may thereby suffer dilution of such investor’s equity interest in us.
Under the Companies Act, 1956, or the Indian Companies Act, a Company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the shares voting on the resolution to waive such rights.
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
At our request, the Depository will mail to holders of our ADSs any notice of shareholders’ meeting received from us together with information explaining how to instruct the Depository to exercise the voting rights of the securities represented by ADSs. If the Depository receives voting instructions from a holder of our ADSs in time, relating to matters that have been forwarded to such holder, it will endeavor to vote the securities represented by such holder’s ADSs in accordance with such voting instructions. However, the ability of the Depository to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that the holders of our ADSs will receive voting materials in time to enable such holders to return voting instructions to the Depository. Securities for which no voting instructions have been received will not be eligible to vote.

Under Indian law, subject to the presence in person at a shareholder meeting of persons holding equity shares representing a quorum, all resolutions proposed to be approved at that meeting are voted on by a show of hands unless a shareholder present in person and holding at least 10% of the total voting power or on which an aggregate sum of not less than Rs.50,000 has been paid-up, at the meeting demands that a poll be taken. Equity shares not represented in person at the meeting, including equity shares underlying ADSs for which a holder has provided voting instructions to the Depository, are not counted in a vote by show of hands. As a result, only in the event that a shareholder present at the meeting demands that a poll be taken will the votes of ADS holders be counted. Securities for which no voting instructions have been received will not be voted on a poll. Accordingly, you may not be able to participate in all offerings, transactions or votes that are made available to holders of our equity shares.
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
We may not be able to maintain our NASDAQ Global Market listing due to non filing and/or late filing of periodic reports.
The Company has not filed its Form 20-F for the fiscal year ended March 31, 2010 before the due date of October 15, 2010 and therefore did not comply with Nasdaq Listing Rule 5250(c)(1) for continued listing. Consequent to this, the Company has received a Delinquency Letter dated October 18, 2010 from NASDAQ directing the Company to submit a plan to regain compliance before December 17, 2010. However, as the Company is filing the Form 20-F before that date, there is no requirement to submit the plan to NASDAQ.
In the event of non filing and/or late filing of periodic reports in future, the Company may become a delinquent issuer and may be compelled to submit a plan to regain compliance to the satisfaction of NASDAQ supporting our request for an exception to timely filing.
If we fail to regain compliance prior to the expiration of a Nasdaq Staff exception or if Nasdaq Staff does not accept our plan of compliance, our stocks may be delisted in NASDAQ and the trading of our stocks may be moved to Over the Counter Bulletin Board (OTCBB) and Pink Sheets operated by Pink OTC markets.
Delisting may result in loss of reputation and violation of covenants contained in our equity or debt agreements.
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
The future sales of securities by us or our Company or existing shareholders may reduce the price of our ADSs.
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
The current capital and credit market conditions may adversely affect our access to capital, the cost of capital, and ability to execute our business plan.
Access to capital markets is critical to our ability to operate. We may require additional financing in the future for the development of our business. Declines and uncertainties in the global capital markets over the past year have severely restricted raising new capital and have affected companies’ ability to continue to expand or fund new projects. If these economic conditions continue or become worse, our future cost of equity or debt capital and access to the capital markets could be adversely affected. Our ability to obtain future financing will depend on, among other things, our financial condition and results of operations as well as the condition of the capital markets or other credit markets at the time we seek financing. In addition, an inability to access the capital markets on favorable terms due to our low stock price, or upon our delisting from the Nasdaq Global Select Market if we fail to satisfy a listing requirement, could affect our ability to execute our business plan as scheduled.
We can give no assurance as to the availability of such additional capital or, if available, whether it would be on terms acceptable to us. In addition, we may continue to seek capital through the public or private sale of securities, if market conditions are favorable for doing so. If we are successful in raising additional funds through the issuance of equity securities, stockholders will likely experience substantial dilution. If we are unable to enter into the necessary financing arrangements or sufficient funds are not available on acceptable terms when required, either due to market fluctuations or regulations imposed by the Indian governmental authorities, we may not have sufficient liquidity and our business may be adversely affected.

Restriction by the Government of India to issue further ADRs may badly affect our ability to access to fresh capital for funding our ongoing and future expansion plans.
The Ministry of Finance, Government of India has mandated that unlisted Indian Companies who had accessed ADRs in the US markets have to list their shares within three years from the year of making profit and are not permitted to make any further issue of ADRs until such issuer lists in the domestic exchanges. These regulatory requirements may seriously affect our ability to raise further capital for funding the ongoing and future expansion plans of the company.
We may be required to list our Equity Shares on an Indian stock exchange. If we were to list our Equity Shares on an Indian stock exchange, conditions in the Indian securities market may require compliance with new and changing regulations framed by Securities Exchange Board of India, listing requirements of stock exchange, corporate governance, accounting and public disclosure requirements which might add uncertainty to our compliance policies and increases our costs of compliance
The Ministry of Finance of the Government of India (‘MoF’) issued a press release dated March 31, 2006, making amendments to the ‘Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme 1993’ (‘the Scheme’). The amendments included a statement that unlisted Companies which had accessed FCCBs, ADR/GDRs in terms of guidelines of May 22, 1998 and are not making profit, be permitted to comply with listing condition on the domestic stock exchanges within three years of having started making profit. Further, the press release states that no fresh issues of FCCBs, ADR/GDRs by such companies will be permitted without listing first in the domestic exchanges
We may be required by the Government of India to list on a local Indian stock exchange. We may not be able to comply with any timeline for listing and other standards imposed on us, and we are uncertain as to the consequences to us of any non-compliance. If we were to list our equity shares on an Indian stock exchange, we have to comply with changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the SEBI rules and regulations and stock exchange listing requirements which may create uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.
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
Risks Related to Investments in Indian Companies
We are incorporated in India, and a significant majority of our assets and employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by changes in exchange rates, interest rates, Government of India policies, including taxation policies, as well as political, social and economic developments affecting India.
Changes in the policies of the Government of India could delay the further liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our business and prospects.
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
Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.
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

Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.
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
The markets in which we operate are subject to the risk of earthquakes, floods and other natural disasters.
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
If in the future a market for our equity shares is established in India or another market outside of the United States, those shares may trade at a discount or premium to the ADSs. Under current Indian regulations and practice, the approval of the Reserve Bank of India is not required for the sale of equity shares underlying ADSs by a non-resident Indian to a resident India as well as for renunciation of rights to a resident of India, unless the sale of equity shares underlying the ADSs is through a recognized stock exchange or in connection with the offer made under the regulations regarding takeovers. Since exchange controls still exist in India, the Reserve Bank of India will approve the price at which the equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Holders who seek to convert the rupee proceeds from a sale of equity shares in India into foreign currency and repatriate that foreign currency from India will have to obtain Reserve Bank of India approval for each transaction. We cannot assure you that any required approval from the Reserve Bank of India or any other government agency can be obtained.
The Government of India may change its regulation of our business or the terms of our license to provide Internet access services, Voice over Internet Protocol (VoIP) and VPN services without our consent, and any such change could decrease our revenues and/or increase our costs, which would adversely affect our operating results.
Our business is highly regulated as per extant telecom policy of the Government of India (the “GOI”). Our ISP license issued in the year 1998 runs for a term of 15 years. If we are unable to renew the ISP license for any reason, we will not be able to carry on the said business beyond license term, which may adversely affect our business or results of operations.
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
The statutory corporate income tax rate in India was 30% during fiscal 2009 and was subject to a 10% surcharge,2% education cess and 1% secondary and higher education cess, resulting in an effective tax rate of 33.99%. For fiscal year 2010, the statutory corporate income tax rate is still 30% and subject to a 7.50% surcharge and 2% education cess and 1% secondary and higher education cess resulting in an effective tax rate of 33.2175%. We cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be implemented by the Government of India. Although currently there are no material pending or threatened claims against us for taxes, such claims may be asserted against us in the future. Defending these claims would be expensive, time consuming and may divert our management’s attention and resources from operating our Company
Risks Related to the Internet Market in India
Our success will depend in large part on the increased use of the Internet by consumers and businesses in India. However, our ability to exploit the Internet service provider and other data service markets in India is inhibited by a number of factors. If India’s limited Internet usage does not grow substantially, our business may not succeed.
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
We may fail to exploit the market for WiMax services because of lack of access to spectrum.
The ability to provide fast and easy connectivity across cities will be a competitive advantage in future as more companies look to provide connectivity to their offices. WiMax, or wireless digital communications, gains significance for ubiquitous connectivity in cities, which will enable fast connectivity in the last mile to the service provider’s network. However, we are currently not able to participate in the spectrum auction for WiMax, given the high prices.
The Department of Telecommunications, or DoT, has auctioned and allocated Broadband Wireless Access (“BWA”) spectrum to three operators per circle, which may limit the competition and competitive advantage for the consumer. This may put us at a disadvantage in the future, compared to other service providers from the telecom sector, who are able to obtain spectrum for BWA services.
We may be compelled to surrender the Spectrum that was allotted to us earlier.
The Government of India has asked the Company to surrender 2.3GHz range of spectrum allotted to us in 2003 and the same was auctioned as BWA spectrum. The Government also has asked the company to make payment for 3.3GHz spectrum from the date of allotment or to surrender the same. The other range of spectrum that we won, 5.7 GHz is also close to capacity utilization and will need to be augmented in future. Enterprise connectivity will need licensed bands of spectrum for assured quality and security, so the non-availability of spectrum is a risk to our business and results of operations. In the event of the surrender of the spectrum 2.3 GHz and 3.3 GHz, it may hamper our future plans for expansion of services may be adversely affected, and there are no assurances that we will be able to obtain additional replacement spectrum.

We may lose our broadband services to retail segment to competitors, and we do not control the delivery of broadband services to the homes of our customers.
Our broadband business depends upon Cable Television Operators (CTOs) for delivery of services. This has proved difficult, leaving large areas uncovered and open to the competition representing a significant opportunity loss. In future, as competitors launch WiMax services, they will have extensive connectivity and will be able to offer broadband services everywhere without constraints. This will severely curb our ability to compete and may adversely affect our business and results of operations.
The future of broadband services to home may revolve around WiMax wireless capability. Since WiMax capability is to be brought under the 3G spectrum in the near future, we may not be able to compete with our larger, more well-financed competitors, and such competitors may gain market share and our customers may terminate their engagements with us. Our brand’s perception therefore, is directly impacted by an external party over whom we have little or no control in the matter of service delivery, and our customers may attribute usage problems to us rather than their CTOs.
Our connectivity business may stagnate with a declining contribution.
In the connectivity business, as the volume scales, the unit price is continually reduced. Every year when annual contracts come up for review, customers contract for more bandwidth or more links at a lower overall unit price. This is offset somewhat by lower bandwidth costs, which we negotiate with our service providers. This impacts us in two ways: first, despite an increase in sales volume, we may not see a commensurate rise in revenues; and secondly, margins in our business are continually shrinking. Therefore, our revenue from our connectivity business may stagnate with declining bandwidth costs.
We may not be able to retain and acquire customers for our data centers.
In the field of Internet data center services, competition from data center operators may attract customers away from us or make it more difficult for us to attract new customers. Other companies in the data center business such as Reliance, IBM and AT&T may become strong competitors of ours, and if they are successful in the market, it could be difficult for us to retain and/or acquire customers. Furthermore, once customers cease using our services and choose another service provider, it may be difficult for us to reacquire them in future, or may require substantial costs to reacquire such customers, and we despite such customer acquisition spending, we may be unsuccessful in retaining such customers.
In order to improve our competitiveness, we are developing data centers at NOIDA- Delhi. If we are unable to attract adequate customers to these centers, we will not be able to achieve the revenues initially anticipated, which could have an adverse effect on our future results of operations and financial condition.
Our datacenters may not be competitive enough in terms of green features.
We may fail to convert our existing Datacenters and/or build new Datacenters under the LEED (Leadership in Energy and Environmental Design) Commercial Interior (CI) programme of United States Green Building Council (USGBC). LEED certification is an internationally recognized programme and is considered one of the highest standards for energy efficient constructions. The datacenter uses several green features such as site ecology, water conservation, smart energy meters and equipments, reduction of CO2 emissions, high recycle content, effective waste management and eco-friendly interiors. Increased demand for green datacenter may hamper our marketing of our existing datacenters that are not LEED certified.
We may lose relevance and revenues if we do not position our business models in line with current and future technology trends.
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

We may fail to augment our skills and capability to best manage our services over Internet Protocol and data networks.
We have been able to build a reputation and maintain our lead because of our expertise and capability with the delivery and management of services over Internet Protocol and data networks. As the competition builds up their capability and experience, if we do not augment our skills and capabilities to keep our qualitative lead over them, we are at the risk of losing market share. Infrastructure such as networks are considered by customers as a commodity, and the only differential that we offer is our ability to manage and monitor services over them in a superior manner.
It may not be possible for us to retain our brand equity if we do not resort to huge investments for brand development.
Our competitors offering similar services are all large telecom companies who make substantial investments in building their brand image across their services. Conversely, we are focused on IT infrastructure services over data telecom networks and we believe that we enjoy the reputation of a specialist in these services. However, if we do not build up awareness as well as our brand and reputation over time, the sheer weight of investments in brand development by the larger telecommunication providers will dilute our brand recognitions and competitive advantages.
We may not meet the selection criteria set for high value contracts by the Governments.
As we participate in bidding for large Government of India contracts, as well as business from large corporations, we increasingly come under scrutiny for the net assets value of our balance sheet as well as lack of profitability. Unless we increase capacity quickly and become profitable, we could be excluded from major government projects because we fail to meet their selection criteria.
The success of our business depends on the development of our capability.
As we offer our enterprise application services to an increasing base of large corporations, we run the risk of not being able to meet their needs for scaling and sophistication in future if we do not build the capacity to develop applications software to meet with future needs. We may not have adequate resources to develop our capability as a result of emerging sophistication required for such services. The failure to develop such resources may adversely affect our business and results of operations.
We may fail to offer end-to-end managed services to sustain our position.
The telecommunications market is evolving towards service providers who offer end-to-end managed services that include managing everything down to desktops. If we are to continue to lead the market, we need to extend our library of services to ensure that our portfolio of services helps graduate the market to managed services where we can maintain leadership. It may be difficult for us to offer end-to-end managed services to sustain our leadership in managed services without significant capital expenditures which expenses would adversely affect our cash position and results of operations.
We may not get repeat corporate orders to optimize the capacity utilisation.
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
Absence of policy support will hamper Internet and Data Services.
We have, and continue to be, subject to Indian regulations regarding the VPN license requirements, including the percentage of foreign holdings to offer VPN services as well the need for NLD/ILD licenses to offer VPN services and carrier voice services. The growth and development data and internet sector is dependent on a policy support of Department of Telecommunications Regulatory changes, as well the as continuing lack of policy initiatives to vitalize the data and Internet sector continue to be a risk.
We cannot influence enabling policies that facilitate the growth and development of data and Internet connectivity in India. The absence of policy support for internet and data services may hamper the growth of such services in future.

Constant improvement of technology standards/ skills and evolving tools and applications are essential to sustain our position in Remote management of IT infrastructure.
We are relatively unknown outside India, and in comparison to other established IT players which have a large base of customers. If we are not able to constantly upgrade our technology standards and skills, and if we are unable to scale for critical mass in the near term, our competitive position would be adversely affected.
Management of IT infrastructure is dependent on sophisticated tools and applications to remotely monitor the IT infrastructure and assets of customers. If we are unable to retain our competitive advantages in terms of the evolving tools & applications, or the maturity of our processes, we may lose customers and be at a competitive disadvantage compared with our larger competitors.
The continued recession in the United States affects sales of our e-Learning and IMS services.
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
Emergence of Enterprise Software Suites may hamper our growth in eLearning stream.
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
We may not be able to grow our business if online advertising in our markets does not expand.
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
Our contracts with advertising customers do not commit them to continue to provide us with a specific volume of business and can typically be terminated by them with or without cause, with little or no advance notice and without penalty. Additionally, our contracts with advertising customers are usually limited to a specific project and/or for a specific time period and not any future work. There are also a number of factors, other than our performance, which are not within our control, that could cause the loss of advertising customers. Early termination of material contracts or non-renewal of an expired material contract could have a material adverse effect on our business and our future financial performance

If we do not continue to develop and offer compelling content, products and services, our ability to attract new customers or maintain the engagement of our existing consumers could be adversely affected.
In order to increase advertising revenues, we need to continue to increase the number of users of our sports, recipes and entertainment video contents through our websites. In order to attract consumers and generate increased engagement on our website portals, we believe we must offer compelling content, products and services. If we are not able to attract and keep new users in a constantly evolving user base, we are likely to lose page views, and advertisers may reduce or cease publishing advertisements in our websites. It is important for us to provide necessary contents through our websites to attract more users. However, acquiring, developing and offering new content, products and services, as well as new functionality, features and enhanced performance of our existing content, products and services, may require significant costs and time to develop. In addition, consumer tastes are difficult to predict and subject to rapid change.
As a result of increased competition, it will be difficult for us to attract new users if we do not provide dynamic content to attract website visitors and attract new advertisers. If we are unable to increase our website views and advertising revenues, our results of operations will be affected. Even if we successfully develop and offer compelling content, products and services, we may not be able to attract new consumers and maintain or increase our existing customers’ use of our products and services.
The viability of Cyber café services depends on the success of the franchisees to generate or sustain adequate profitability.
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
Our cybercafés may not fetch premium prices due to competition from unorganized sector.
Users view cyber cafés for Internet access as a utility, and are unwilling to pay for a premium service. Most of our competition for cybercafe customers is from the unorganized sector with low rates that have become the industry norm. Our premium pricing of products/services offered through cybercafés is viewed as being more expensive. In view of the lower pricing prevailing in the market, we may lose revenue from cybercafés and our profitability may be impacted.
Heightened security concerns for cybercafés issued by the governments will discourage franchisees to operate such cybercafés.
The government’s rules and regulations for operating cyber cafes have become more and more stringent in the face of rising terrorism and the use of emails to threaten key government officials and others. In addition, state level regulations differ in levels of compliance required of both the café operator and users. This is discouraging franchisees from entering the business and users for the risk of being harassed for using such facilities. This may lead to a decrease of cybercafés and may impact our revenues and result of operations
The expected growth for broadband services to retail segment may come down.
As the economy slows down and the consumer confidence erodes, the sale of personal computers has dropped significantly during the previous [two] year[s]. We believe that a reduction in consumer confidence and the sale of consumer goods is likely to result in a drop in demand for broadband services until the cycle is reversed, as consumers delay or reduce their discretionary spending and personal computer usage. If this trend continues, reduced broadband usage may impact our revenue and result of operations. The market penetration rates of personal computers and online access in India are far lower than such rates in the United States. Alternate methods of obtaining access to the Internet, such as satellite internet and wireless internet are steadily becoming popular in metro centers and slowly replacing the wire line internet. There can be no assurance that the number or penetration rate of personal computers in India will increase rapidly. This may impact our ability to increase our revenue and may affect our results of operations.

Our pricing for broadband services to retail segment may not be competitive.
Service providers such as BSNL are frequently reducing rates so the Average Revenue Per User (ARPU) is constantly coming down. We have to continually respond with promotions and value added services to compete with such service providers. If we are unable to compete on pricing terms with our competitors, we may lose customers and fail to attract new customers, which may adversely impact our revenue and results of operations.
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
Risks Related to the Internet
We are now subject to quality of service (QOS) guidelines issued by TRAI. Failure to comply with one or more guidelines may expose us into fines/penalties.
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
•
All Internet service providers must use the contention ratios better than specified ratios for different services to ensure sufficient bandwidth for providing good quality of service to their subscribers.

In the event of our failure to comply with one or more of the above guidelines, we may expose ourselves to fines / penalties.

Fixing up a contention ratio, may put standalone ISPs, like ours, at a disadvantage as cost of delivery of Internet bandwidth may increase. Telecom companies offering similar internet services are tempted to offer significantly lower prices and incentives as they own the last mile and at the same time by bundling telephony along with Internet enhance their otherwise idle last mile. Under such circumstances, it will be very difficult for us to compete with big Telcos which can offer broadband services by cross subsidising with voice/other services.
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
Item 4. Information on the Company
History and Development
We were incorporated on December 12, 1995 in Andhra Pradesh, India as Satyam Infoway Private Limited, a Company under the Indian Companies Act, 1956 to develop and offer connectivity-based corporate services in India. Until December 2002, we were a majority-owned subsidiary of Satyam Computer Services Limited, an Indian information technology services Company traded on the New York Stock Exchange and the principal Indian stock exchanges. We changed our name from Satyam Infoway Limited to Sify Limited in January 2003 and from Sify Limited to Sify Technology Limited in October 2007. We completed our initial public offering of ADSs in the United States in October 1999. We listed our ADS on the Nasdaq Global Market on October 19, 1999. In February 2000, we completed our secondary offering of ADS in the United States.

Sify Software Limited (Formerly Sify Networks Private Limited), Sify Technologies (Singapore) Pte. Ltd., and Sify International Inc. are our wholly owned and controlled subsidiaries.
The address of our principal executive office is Tidel Park, 2nd Floor, 4, Rajiv Gandhi Salai, Taramani, Chennai 600 113 India, and our telephone number is 91-44-2254-0770. Our Agent for Investors Relations in the United States is Graling Global, phone +1-646-284-9400. Our website address is www.sifycorp.com and the information contained in our website does not constitute a part of this Annual Report.
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
We started development of www.sify.com, our online portal, and other related content sites for news, travel, finance, health and shopping with the goal of offering a comprehensive suite of websites offering content specifically tailored to Indian interests worldwide.
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
From the time we launched our corporate services in 1997, we have continually upgraded our technology to provide data services to corporate clients. We were the first Internet service provider in India to make our entire network IP-based and subsequently Multi Protocol Label Switching (MPLS)-enabled, which permitted us to continue to grow our corporate customer base. As of March 31, 2010, we provide data connectivity services to more than 2,587 corporate clients in industries ranging from information technology, manufacturing, banking and financial services industry, pharmaceuticals, retail distribution and the government.
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
On March 24, 2008, the Company entered into a Subscription Agreement with Infinity Satcom Universal Private Limited (Infinity Satcom Universal), a private limited Company in India which is controlled by Ananda Raju Vegesna and brother of Raju Vegesna, Chairman and Managing Director, for issuance of 12,817,000 Equity Shares of the Company with face value of Rs.10/- per share at a premium of Rs.165/-. It was approved by the Company’s shareholders at the Extraordinary General Meeting held on, March 17, 2008.
On March 24, 2008, we received a sum of Rs 112.14 million (comprising of Rs 12.81 million towards face value and Rs 99.33 million towards securities premium). Subsequently, Infinity Satcom Universal communicated to the Company that they would focus their attention on the business of Sify Communication Limited (erstwhile subsidiary) and hence shall not contribute the balance money towards the subscription of 12,817,000 Equity Shares on call. On August 29, 2008, the Board of Directors, forfeited the shares allotted and the application monies collected (Rs. 112.14 million including sums towards capital and premium).
On October 30, 2010, we consummated the issuance and sale of 125,000,000 of our equity shares in a private placement with our promoter group, including an entity affiliated with our Chairman and Chief Executive Officer, Mr Raju Vegesna. See note 42in the notes to the financial statements in this Annual Report on Form 20-F.
Acquisition of Minority Interest in Subsidiary
In January 2008, our Board of Directors of Sify approved the merger of our subsidiary, Sify Communications Limited with our Company. The Boards of each of Sify and Sify Comm determined that a merger would produce cost savings efficiencies and, as a combined entity, benefit all shareholders. The Board then submitted the proposed merger to the shareholders and to the High Court of Madras for approval. In August 2008, while approval for the merger was pending, the Indian government proposed new regulations regarding the delivery of internet services and was expected to announce changes to the policy governing the spectrum for the delivery of wireless data. The Board reviewed these regulatory changes and determined that it would be in the best interest of each Company to remain as separate entities, as opposed to combining the entities as contemplated by the proposed merger. The Company submitted a petition to the High Court of Madras to withdraw the merger, and such petition was approved.
In October 2008, the Company again evaluated the feasibility of a merger between Sify and Sify Comm and the Board of Directors of the Company at their meeting held on November 24, 2008 approved the merger of Sify Comm with retrospective effect from April 1, 2008, subject to approval by the Shareholders, the Honourable High Court and other statutory authorities. The Board considered the deterioration of the Indian and global economy, and its effect on the Company’s performance during the first half of fiscal 2009 as well as the impact of a prolonged economic downturn on the Company during the third and fourth 2009 fiscal quarters. The Board evaluated these issues and determined that a combined entity would provide cost savings and increased cash flow, and strengthen the Company’s ability to borrow additional funds, if necessary. Accordingly, the Board of Sify determined that the merger should again proceed and sought shareholder approval, and submitted the merger to the High Court of Madras for approval. The Honourable High Court approved the merger on 26th June, 2009. In connection with such merger the Company has issued 10.53 million equity shares to Infinity Satcom Universal Private Limited, a 26% stake holder in the erstwhile Sify Communications Limited prior to merger.

On July 15, 2009, Infinity Satcom Universal Private Limited has acquired 4,000,000 shares of the Company from Infinity Capital LP, USA in a private transaction. Infinity Capital now owns approximately 26.06% and Infinity Satcom Universal Private Limited owns approximately 27.24% of outstanding shares.
Principal Capital Expenditures
In fiscal 2010, 2009 and 2008, we spent Rs 979.74 million, Rs.1336.16 million and Rs.879.33 million respectively, on capital expenditures. As of March 31, 2010, we had contractual commitments of approximately Rs.215.46 million for capital expenditure towards the acquisition of property, plant and equipment. These commitments included approximately Rs.30.55 million in domestic purchases and Rs.184.91 million in imports and overseas commitments for products and spares. All our capital expenditures were financed out of cash generated from operations and the funds raised from banks.
Investment Strategy
In evaluating investment opportunities, we consider important factors, such as strategic fit, competitive advantage and financial benefit, through a formal net present value evaluation.
Sify Software Limited (formerly Sify Networks Private Limited)
In March 2004, we acquired E Alcatraz Consulting Private Limited, a Company engaged in the business of providing security services to corporate customers, for a consideration of Rs.32.7 million.
The Company did not have operations during the last three years. During October 2009, Sify Technologies transferred eLearning, Software Development and other related businesses, which are non-telecom businesses, to the subsidiary Company for a consideration of Rs.450 million, which was discharged by way of issue of 4.5 million ordinary shares in Sify Software Limited. Consequently, the name of the Company was changed to Sify Software Limited in order to reflect the activities relating to Software Development business.
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
Consequent to impairment testing for goodwill and intangibles, the Company has recorded Rs. 62,469 (USD $1.38 million) impairment charge towards goodwill and other intangibles during 2008-09 and 2009-10. This is primarily on account of the decline in business travels due to the global economic environment.
India World Communication Limited
India World Communications Limited filed an application with the Registrar of Companies, Tamil Nadu in 2008 for the winding up of its business under section 560 of the Indian Companies Act,1956. The Registrar had struck off its name from the register. Hence, India World Communications Limited ceased to exist from the date of order of the ROC.
Sify International Inc
Sify International Inc incorporated in the United States of America (US) is a wholly owned subsidiary of Sify. Sify International has not had any operations during the last five years.

Business Overview
We are one of the largest integrated Internet, network and electronic commerce services companies in India, offering end-to-end solutions with a comprehensive range of services delivered over a common Internet backbone infrastructure. Our services enable our business and consumer customers to communicate, transmit and share information, access online content and conduct business remotely using our private data network or the Internet. Our Internet and network services include the following:
•
Corporate Network/Data Services. We offer end-to-end network, hosting, application and security services that provide our corporate customers with comprehensive Internet and private network access. Our services enable our corporate customers to offer a full range of business-to-business and electronic commerce related services. We provide NLD (National Long Distance) and ILD (International Long Distance) services through our network. We carry voice traffic, both national and international, using the IP back-bone and deliver voice traffic to Direct Inter-connect Operators. We also provide managed infrastructure services and managed security services in all aspects of infrastructure services, network security and hosting, with digital certificates based authentication service and VPN solutions. We have launched system integration service during the year 2009-10. We are the first service provider in India to be ISO 9001:2000 certified in network operations, data center operations and customer relationship management.

•
Internet Access Services. We offer public Internet access to consumers through a retail chain of e-ports (formerly iway) cybercafés. We also have agreements with certain cable television operators through which we offer Internet access through cable. As of March 31, 2010, we had approximately 0.3 million retail Internet access subscribers.

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

We began providing corporate network/data services to businesses in April 1998, and as of March 31, 2010 we had more than 2,587 corporate customers located principally in India. We launched our Internet service provider business in November 1998, becoming the first private Internet service provider to begin service after the Indian government opened the market to private competition. We also operate online portals, www.sify.com, www.sifymax.in, www.samachar.com, and related content sites specifically tailored for Indian interests worldwide. Sify.com is one of India’s leading portals with services in areas such as news, travel, finance, health and shopping in addition to e-mail, chat and search. SifyMax.in is a broadband portal offering live streaming and on demand video and audio content, news clips, TV reality shows and highlights of cricket matches.
We are providing NLD (National Long Distance) and ILD (International Long Distance) services through our network from August 2008. We have made tie-ups with international and domestic carriers to carry their traffic into India. We carry voice traffic, both national and international, using the IP back-bone and deliver voice traffic to direct inter-connect operators.
During the year, following the merger of Sify Communications Limited with the Company, we obtained the approval of Department of Telecommunications for the transfer of NLD / ILD licences from Sify Communications to us.
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
As of March 31, 2010, we operated 607 points of presence serving more than 550 towns and cities across India. Points of presence are telecommunications facilities located in a particular market which allow our customers to connect to the Internet through a local telephone call. Although our Internet service provider license permits us to establish and maintain our own direct connection to the international Internet, we no longer maintain satellite gateways. We provide international bandwidth by leasing capacity from large telcos.
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
The Opportunity in India. The resulting internet service remains inferior to service in developed countries. At the same time, however, the Indian economy continues to modernize and expand, particularly in sectors such as software development that are dependent on a reliable communications network. The growth of these industries is leading to an increasing base of personal computers and wired and wireless homes and businesses in India with a resulting increased demand for Internet services. We believe these trends, which mirror those in more mature economies, will continue to develop in India.
We believe that the ability to exploit the Internet service provider and other data service markets in India is currently inhibited by the government policies and regulatory controls on the provision of Internet based services. Generally, bandwidth remains very expensive in India, despite falling prices for international and domestic leased lines and the recent emergence of private players, and liberalization measures have brought an increase in supply and a consequent downtrend in prices respectively. Ceilings for bandwidth prices are set by the DoT and the Telecom Regulatory Authority of India, or TRAI, plays the advisory role to the DoT.
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
We believe that private market participants historically have not been able to exploit the market opportunities in India because the regulatory environment in India largely prevented any competition with the national government-controlled telecom providers. Until November 1998, the only Internet service provider permitted in India was Tata Teleservices, which began providing Internet access on August 15, 1995. On November 6, 1998, the government opened the Indian Internet service provider market to private competition and granted Internet service provider licenses. The licensees include cable television operators and joint ventures between local companies and large international telecom providers. Internet service provider licenses are granted for 15 years, with only nominal license fees. Currently, pricing of Internet service is not regulated by the Government of India, although it has the power to do so through policy directives. However, the interconnection charges between service providers are regulated by the TRAI.
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

Key advantages of the Sify business model include:
•
End-to-end network solutions for business customers. We provide our business customers with a comprehensive range of Internet, connectivity, security and consulting, hosting and managed service solutions complemented by a broad base of web-based business applications. Our corporate services range from dedicated Internet access, virtual private networks, security, web implementation, electronic commerce solutions and web hosting. Our end-to-end solutions enable our corporate customers to address their networking and data communication needs efficiently without having to assemble products and services from different value-added resellers, Internet service providers and information technology firms.

•
National private Internet protocol network backbone and Wireless delivery on the last mile. We operate a large national Internet protocol data network in India. As of March 31, 2010, we owned and operated 607 points of presence serving more than 550 towns and cities across India. Our network provides the platform to deliver Internet access and the backbone to provide a full range of corporate network/data services to consumers. A significant portion of our last mile delivery for corporates, and almost the entire iway cybercafé network and hi-speed / broadband delivery to homes, is on the wireless mode, thereby enabling us to implement and deliver superior services compared to the wire line medium.

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

Strategy
Our goal is to become the premier integrated Internet, network and electronic commerce solutions provider to businesses and consumers in India. Our principal business strategies to accomplish this objective are discussed below:
•
Invest in the continued enhancement and expansion of our network infrastructure to support customer growth, enter into new markets and accommodate increased customer usage. We intend to continue to increase the capacity and geographic reach of our network in order to support subscriber growth, enter new markets and accommodate increased customer usage. We are committed to using proven technologies and equipment and to providing superior network performance. We have deployed asynchronous transfer mode, or ATM, switches on nine points of presence along our network. The rest of our network is based on Internet Protocol, or IP, and we are the first Indian service provider to have made our network Multi Protocol Label Switching (MPLS) compliant. As of March 31, 2010, we have acquired adequate capacity of bandwidth lines, all from major telecommunications companies, which ensures that there is an assured supply of bandwidth service being provided to Sify’s customers without any disruptions. We have also leased intercity links from multiple suppliers including BSNL, Bharti, Reliance and Power Grid corporation, such that each one of our nodes is accessible from at least two other nodes, if not by two long distance operators. We believe that as the size and capacity of our network infrastructure grows, its structure and national coverage will create economies of scale. Being vendor neutral, we are able to procure bandwidth in a cost effective manner. Over the past five years we have designed and built four data centers in Mumbai, Chennai, Bangalore and Airoli. We intend to invest in additional data centers, and are currently building a data center at Noida near New Delhi.

•
Increase penetration in our existing markets by expanding awareness of the “Sify” brand name to capitalize on our first mover advantage in India. We intend to capitalize on our first-to-market advantage in India to establish national service and a brand name in advance of other private competitors. As of March 31, 2010, we had approximately 0.3 million retail Internet subscribers and 1,227 operative cybercafés, of which 6 were owned by us and 1,221 were franchised. Approximately 99% of these e-ports are on broadband, which provides the user with significantly faster access speeds. Our marketing strategy includes print and radio advertising, direct mailing campaigns targeting personal computer owners and operating “cybercafés.” We are also actively promoting our broadband services to homes through cable television operators. As of March 31, 2010, we have more than 1,967 cable television operators across 203 cities in India. We believe that increased focus by GOI on delivery of broadband services, availability of broadband content, reduced cost of personal computers coupled with increased purchasing capacity of the middle class in India will drive this business forward in the future. We are also continuously working on better alternative technologies to overcome the last mile challenges and to offer superior connectivity to homes.

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

Service Offerings
Corporate network/data services. Our corporate network/data services division addresses the network, security and application services needs of Indian enterprises by leveraging our national Tier 1 IP network infrastructure. The services include a comprehensive range of Internet protocol based Virtual Private Network, or IPVPN, offerings, including intranets, extranets and remote access applications to both small and large corporate customers. There is a strong focus on industry verticals such as IT/ITES (IT enabled services), banking and financial services industry (BFSI), government, manufacturing, pharmaceutical and FMCG. We were the first service provider in India to provide MPLS-enabled IPVPN’s on its entire network. We have entered into a strategic partnership with leading Telcos for providing last mile connectivity to customers. Our entire network is MPLS enabled with built in redundancy with world class design and service standards.
SecureConnect ™ is our comprehensive offering of secure, reliable and scalable IPVPN solutions that meet both mission- critical data networking and converged voice, video and data connectivity needs. It offers a variety of intranet and extranet configurations for connecting offices, remote sites, traveling employees and business partners, whether in India or abroad. Our platform of services includes:
•	SiteConnect ™ which offers site-to-site managed MPLS-enabled IPVPN solutions for securely connecting regional and large branch offices within India to the corporate Intranet.

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

System integration, Security and Assurance Services. During the last fiscal year, we have launched system integration services to offer DC built and infrastructure sizing and supply. We offer a comprehensive suite of security solutions including security design, procurement and integration services for infrastructure security, vulnerability assessment and penetration testing. Implementation services include implementation of security products, such as firewalls, intrusion detection systems, content security, authentication tools and VPN services. We also provide assurance services covering Information systems(IS) Audit, Risk Assessment, and Business Continuity/Disaster Recovery Planning.
Data Centers. We operate India’s first level 4 Internet Data Centers (IDC) two of which are located in Mumbai (Bombay), one each at Chennai (Madras) and Bangalore, which are designed to act as reliable, secure and scalable facilities to host mission-critical applications. We offer co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks, or they could hire complete racks, and even rent ‘secure cages’ at the hosting facility as per their application requirements. We also offer a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration, network configuration as well as spares and replacement. Our Fort Knox platform for security management of hosted servers offers Service Level Agreement (SLA)-based security services to protect servers. Our Infrastructure Data Management Services (IDMS) service provides specific services related to building data centers, leveraging on our proven expertise to build world-class infrastructure.
Cloud service. We launched recently on-demand hosting (cloud) services to end-customers with strategic a tieup with global partner. We have joined the global program, designed for service-providers who offer on-demand cloud services giving them the option to “rent” software licenses on a monthly “pay as you go” basis. This model is aimed at helping Indian companies, both large and small, to safely tap computing capacity inside and outside their firewalls to help ensure quality of service for any application they want to run, internally or as a service.
On Demand Storage. We have recently launched innovative SLA driven utility-based On-Demand storage service to manage the complete lifecycle of enterprise information, from its inception to its final disposal. The fully managed, utility based, On-Demand, scalable storage platform is powered by global major in Data Systems. Sify’s On-Demand storage service reduces the complexities of deploying and managing multiple storage tiers, and lowers operational costs by automating management with flexible need based pricing.
Digital Certification. In technical collaboration with Verisign, a leading provider of Internet trust services, we formed a subsidiary, Sify Communications Limited, to provide managed digital certificate-based authentication services in India. Sify Communications Limited was the principal affiliate of Verisign in India and was a member of Verisign’s Global Affiliate Network. Sify Communications Limited was accredited as the first Certifying Authority for issuance of Certificate for Digital Signature by the Ministry of Information Technology, Government of India. Sify Communications Limited has merged with Sify Technologies Limited during the period under review. Consequent upon the merger, Sify Technologies Limited now provides digital certificate- based authentication services which were provided by its erstwhile subsidiary, Sify Communications Limited.
Remote Management Services. This service provides continuous proactive management and support of customer operating systems, applications and database layers through deploying specialized monitoring tools and infrastructure experts to ensure that our customers’ infrastructure is performing optimally.
Our corporate network/data services division accounted for approximately 64%, 70% and 80% of our revenues in fiscal years 2008, 2009 and 2010 respectively. We believe that corporate services will continue to be the largest part of our business for the immediate future.
VOIP Services. We offer a comprehensive VoIP services covering Managed Voice for Enterprises particularly in IT/ITES segment to meet their international business communications. As part of the service, our Hosted dialer platform is also provided to enable BPOs to use this infrastructure as a service.
ILD Voice & hubbing, During the year 2008, we have launched Voice NLD/ILD services under the Telecom licence. We provide high quality voice origination and termination services with interconnects directly with both mobile and fixed line operators in India. Currently we handle millions of minutes of global voice traffic for our enterprise and retail customers. Our MPLS enable packet-switched network deploys a carrier class soft switch with redundancy to provide routing, as well as control, in real time. We have established strategic tie up with many global carriers. Our voice services has grown well over the last two years and we have established credibility and repute. During the year 2009-10, based on the experience of voice services and success in the ILD India termination business, we have introduced Hubbing to support the whole voice business.

Internet Access Services. We offer public Internet access to consumers through a retail chain of e-ports (formerly iway) cybercafés. We also have agreements with certain cable television operators through which we offer Internet access through cable. As of March 31, 2010, we had approximately 0.3 million retail Internet access subscribers.
Our Internet access services for retail consumers include high-speed/broadband access to homes over cable, public Internet access from our network of e-ports (formerly iway cybercafés) and VoIP. Currently, we have also started offering the premium broadband connection, branded Platinum to the SOHO market segment and wireless service to homes at select cities.
Public Internet Access. We provide public Internet access to the large segment of the Indian population that does not own a personal computer through our network of e-ports (formerly iway cybercafés). Sify operates these iway cybercafés on a franchisee model. As of March 31, 2010, we had 1227 operational e-ports (formerly iways) in 253 towns and cities.
In connection with our franchised e-ports (formerly iways), we grant each franchisee a non-exclusive license to operate the cybercafé using our logo, brand and trade names. We enter into an agreement with the franchisee establishing the rights and obligations of each party. In connection with the establishment of a franchised e-port (formerly iway), we receive an initial franchise fee that covers the following upfront services rendered by our Company:
The cybercafés e-ports are owned and operated by the franchisees. The franchisee procures the retail space, invests in furniture, interior decor, personal computers, point of sale signage and employs/trains the staff. The franchisee is responsible for the maintenance of the premises and interface with customers. We provide the complete back-end support, including bandwidth, the authentication/usage engine and the billing/collection system. The prices to be charged to the customers and the services that can be rendered are controlled by Sify. On average, these e-ports (formerly iways) have about seven personal computers and operate in an area of about 250 square feet. All e-ports operate on a prepaid subscription model, and the end customer has the ability to browse from any of the e-ports using the roaming facility that Sify provides. The billing system allows us the option of charging different prices based on the services used, time of usage and the place of use. More than 99% of these cafés are connected through the wireless mode, on the 5.7 GHz or the 2.4 GHz spectrum, with a subscriber unit placed on the top of the building and connected to an access point in a tower that is within a 5 kilometre radius from this location. We believe the e-ports offer a superior browsing experience compared to other internet cafés that operate on either a leased line or an ISDN facility. Today, e-ports are being used for a multitude of services including VoIP, online examination centres, online games, e-distribution points and value added services such as IRCTC (an online passenger reservation site) and utility payments.
Sify e-port. The iways cyber café chain is re-branded as “sify e-port”. Sify e-port is today the largest chain of branded retail outlets in the country, empowering every user to reap the benefit of internet and its applications. As of March 31, 2010, we had approximately 1227 operational e-ports. We have launched a model of e-port Xpress with a single PC with value added services as a kiosk chain offering services like travel ticket booking, bill payment, mobile recharge and e-commerce transactions in addition to internet browsing, chat, email and gaming.
Voice over Internet Protocol. VoIP can be used in India for making International calls. We have leveraged on our extensive network of e-ports to offer VoIP. As of March 31, 2010, more than 540 of the e-ports had the capability to provide VoIP. We provide these services through standalone VoIP booths at various strategic locations in major cities. We use MPLS enabled technology that ensures voice clarity.
VoIP for home: In addition to offering VoIP services through e-ports and VoIP booths, we provide VoIP services for all home users. This product is called Sifytalk and is a PC 2 Phone prepaid product. By using the prepaid pack, the user will be able to make international calls from his PC to any international destinations. The user can use sifytalk by connecting to any broadband connection.
Broadband/High Speed Internet to Home: We believe that our Broadband Business Model, over the past few years, has emerged as the most unique and cost-efficient model for scaling up broadband across the country. It leverages our brand, marketing and technical abilities of Sify as an ISP and the strengths of cable operators in having right of way and the network required to connect customers at a marginal cost. Apart from the innovative “night unlimited” products, we have also launched a set of unique “Double your speeds” in night products. We believe that appealing price points and optimum value has been the key of all our offers.
Broadband Internet for SOHO / SMB Category: We at Sify understand the changes in requirements for different set of customers. The Small Office Home broadband Office (SOHO) segment which is large and continuously growing in India, has requirements which are different from the regular retail customers. our platinum broadband connection included a bundle of services which includes domain names, e mail Ids, static IP and a website builder along with wireless connectivity.

We believe that the combination of cable to homes through cable operator and wireless services will enable us to successful operate as a broadband operator. We believe that our primary biggest strength as a broadband operator lies in our marketing. We have built our reputation through our focused and targeted investment and business development strategy. Due to our relations with cable operators, we can utilize our substantial network available to provide our service on cable networks.
We have recently introduced “Direct Renewal Facility”, which allows our broadband subscriber to renew his connection at anytime of the day or night from the comfort of his home. Users whose validity has expired or pack amount is not available can login and re-charge their account. The subscriber gets full freedom to recharge according to the needs, convenience and at any time of the day-the recharge amount can be paid conveniently within three days from the time of recharge. Based on Voice over Internet Protocol, this facility will be available to our Broadband subscribers as a Closed User Group service.
Our Internet access services division accounted for approximately 26%, 18 % and 11 % of our revenues in fiscal years 2008, 2009 and 2010 respectively.
Internet Access Services. BSNL, MTNL the leading PSU Telecom brands together hold about 70% of the broadband subscribers in India. We expect the market for broadband Internet services to grow more rapidly in the future due to additional telecom providers emerging as competitors. We expect the market for consumer Internet access to remain extremely price competitive as late market entrants attempt to acquire customers.
There is no single significant competitor in the cybercafé space. Currently, the market is highly fragmented and dominated by individual entrepreneurs who own Internet cafés, with a few personal computers connected to the Internet through a leased line or ISDN line. With considerably lower overheads, these individuals are able to offer Internet access at lower rates. We compete by offering faster browsing speeds, improved overall ambience at our e-ports, convenient billing systems and a host of value added services ranging from entertainment and travel to utility payments.
Online Portal Services. We operate online portals, such as www.sify.com, www.samachar.com, that function as principal entry points and gateway for accessing the Internet by providing useful web-related services and links. We also offer related content sites specifically tailored to Indian interests worldwide.
Sify.com provides a gateway to the Internet by offering communication and search tools such as email, chat, travel, online portfolio management and channels for personal finance, astrology, lifestyle, shopping, movies, sports and news.
•
The finance channel of Sify http://sify.com/finance/ covers the entire spectrum of equity markets, business news, insurance, mutual funds, loans, SME news and a host of paid and free financial services.

•
The sports channel http://sify.com/sports/ covers the entire gamut of Indian and international sports with special focus on cricket. Comscore has recently acknowledged Sify Sports as the fastest growing sports site (horizontal) in India with 345% growth YOY.

•	We also host WWE updates as a standalone service http://wwe.sify.com/ for users.
•	The food channel www.bawarchi.com focuses on Indian recipes and cooking and is especially popular among non-resident Indians (NRIs) audiences with over 90% of its content being user generated
•
Our NRI news portal, www.samachar.com, focuses on Indian news and allows NRIs to stay connected to India by aggregating news from across all popular newspapers and other news portals. This portal provides a range of news in English and five Indian languages. Apart from Samachar we have another India targeted news channel http://sify.com/news/ which offers national and international general, political and offbeat news.

•
The online shopping mall http://shopping.sify.com/, stocks products from India’s leading brands and products. We believe that it offers competitive prices and a secure and convenient method of payment. Users can buy using their credit or debit card, pay cash on delivery or send a check.

•
Movies channel on Sify http://sify.com/movies/ is one of the key channels which offer updates from Bollywood/ Hollywood and all regional film industries. The content includes movie reviews, industry news, video galleries, photo galleries, downloads (photos) etc.

•	Games channel of Sify http://games.sify.com/ offers multiple scoring non scoring games. Games include cricketing games, racing games, football specific games etc.

Our online portal services division accounted for approximately 4%, 3%, and 2 % respectively, of our revenues in fiscal years 2008, 2009 and 2010 respectively. The decrease in revenue from portal services is on account of drop in corporate orders and value added services.
Corporate Customers
We have established a diversified base of corporate customers in a variety of data intensive industries, including information technology enabled services (ITES), banking financial services and Insurance (BFSI), publishing, retail, pharmaceuticals and manufacturing. Our corporate customer base has grown to over 2,587 customers. The increased scope of the services we offer, particularly the provision of broadband services to our existing customers and International IPVPN services along with the increased reach of our network, has increased our market base.
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
Sales and Marketing
Corporate Offerings. The principal focus of our sales and marketing staff is to acquire new customers and maintain cordial relationship with the existing corporate customers. We seek to penetrate this market through trade publication ads, industry trade shows and seminars for the benefit of industry associations and potential customers. As of March 31, 2010, we had 505 employees dedicated to sales and marketing exclusively for our corporate offerings.
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
Technology and Network Infrastructure
We operate a national IP / MPLS data network with 607 points of presence serving more than 550 cities and towns across India. We operate our network facilities and customer service operations, which gives us greater control over the utilization and quality of our network. We have designed and built our network using advanced technologies and equipment which will enable us to continue to expand the geographic range of our network, integrate improved data processing technologies and enhance speed and capacity with little or no disruption to our customers.
Services Offered: We offer the following services to our Enterprise and consumer customers using our network.
•	Internet access services,
•	IP/ MPLS Virtual private networks,
•	Internet based Voice services
Geographic Coverage. Through our national network of points of presence, our business and consumer customers are able to access their application through our network in India via our wireless local loop, local leased lines or a local phone call on dial-up or through our cybercafé chain. We have 607 points of presence, or POPs. These points of presence, or primary nodes, reside at the core of a larger Internet protocol network with a Star and meshed topology architecture. Each point of presence contains data communications equipment housed in a secure facility owned, leased or operated on an infrastructure co-location basis by our Company. The last mile connecting to the customer can be a leased line, ISDN or point-to-multipoint radio link in the 5.7, 2.5 or 3.3 gigahertz range which we have licensed from the Wireless Planning Commission. We also use 2.4 ghz radios, which do not require an operating license, in some locations. Our larger corporate customers access the point of presence directly through leased lines or wireless links.

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
Data Centre Infrastructure. We operate four level 3 Internet Data Centres, two in Mumbai, one each at Chennai and Bangalore. We offer managed hosting, security and infrastructure management services from these facilities. These data centres are completely integrated with our IP / MPLS network which provides seamless connectivity for our customers from their premise to their applications hosted in the data centers. The data centers conform to the Level 3 standards to cater to the security consideration of our customer servers.
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
Internet Access Services. BSNL & MTNL, the leading PSU Telecom brands together hold about 70% of the broadband subscribers in India. The land phone penetration is used to build on the base for broadband connections. While the dial-up segment will grow, we expect the market for broadband Internet services to grow more rapidly in the future due to additional telecom providers emerging as competitors. We expect the market for consumer Internet access to remain extremely price competitive as late market entrants attempt to acquire customers.
There is no single significant competitor in the cybercafé space. Currently, the market is highly fragmented and dominated by individual entrepreneurs who own Internet cafés, with a few personal computers connected to the Internet through a leased line or ISDN line. With considerably lower overheads, these individuals are able to offer Internet access at lower rates. We compete by offering faster browsing speeds, improved overall ambience at our e-ports, convenient billing systems and a host of value added services ranging from entertainment and travel to utility payments.

Online Portal Services. There are several other companies in India that have developed websites, including rediff.com. Our major competitors include In.com, Google, Indiatimes.com and Yahoo.co.in. All the above mentioned portals are competing for a share of the online services market in India, which is dominated by online advertising, mobile telephone short code revenues and e-commerce. We are the leaders in the online market. However, we lag behind our competitors in mobile telephony short code and e-commerce services.
Most of our online portal competitors enjoy the following advantages:
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
Intellectual Property
Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We have filed approximately 200 trademark and service mark applications in India for registering our product and service offerings.
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
As the NLD and ILD licenses were under the regime of Department of Telecommunications, the notification of the GOI dated 7 November 2005 was required to be complied with to obtain NLD and ILD licenses. The primary condition set out in the notification among other conditions was that, the total composite foreign holding by the applicant should not exceed 74%. Given that the foreign shareholding in Sify was higher than the aforesaid threshold limit, Sify Communications Limited (erstwhile subsidiary) decided to obtain the NLD and ILD licenses in its name and made necessary applications in this regard. To facilitate this, Sify divested its stake in Sify Communications Limited (erstwhile subsidiary) to the extent of 26% of its holding in Sify Communications Limited (erstwhile subsidiary), or 4.680 million shares, to Infinity Satcom Universal Private Limited, a related party, for a sale consideration of Rs.139,810 during the quarter ended December 31, 2005. Infinity Satcom Universal, a Company incorporated under the laws of India, is owned by Ananda Raju Vegesna, who is the brother of Raju Vegesna, Chairman of Sify’s Board of Directors and the principal of Infinity Capital Ventures, LP (“Infinity Capital”).

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
Pursuant to the shareholders approval at the meeting held on 12th February, 2009 which was convened as per the Orders of the Honorable High Court of Judicature at Madras (Court) and its Order in Company Petition Nos.30 and 31 of 2009 on 26th June 2009 sanctioning the Amalgamation Scheme, the assets and liabilities of Sify Communications Limited, whose principal business was providing IP-VPN services, corporate / individuals and consultancy services to companies / Firms intending to set-up security systems for e-commerce transactions, were transferred to and vested in the Company with effect from the appointed date viz. 1st April 2008 in accordance with the Amalgamation Scheme so sanctioned. Effective upon the merger, NLD and ILD licenses of Sify Communications Limited (erstwhile subsidiary) have been transferred to the Company to provide IP-VPN services. Consequent to merger, Infinity Capital and Infinity Satcom Universal Private Limited hold 26.06% and 27.24% of outstanding equity shares respectively. This has resulted in resident share holding of 27.24% post merger.
Organizational Structure
We are not part of any group. A list of subsidiaries and relevant information about them is provided in Exhibit 8.1 to this Annual Report on Form 20-F.
Property, Plant and Equipment
We own approximately 100,000 square feet corporate headquarters located in Chennai (Madras), India and an approximately 20,000 square feet regional office in Mumbai (Bombay). We have leased approximately 3,500 square feet network operations center in Chennai, a 27,000 square feet data center in Vashi, Mumbai, 95,250 square feet data center in Airoli and 46,600 square feet in Bangalore Data Centre. Our Chennai facility houses our central network servers as well as our network staff which monitors network traffic, service quality and equipment at all our points of presence, or POPs, to ensure a reliable Internet service. We have POPs in 550 towns/cities across India. Most of our POPs are staffed 24-hours-a-day, seven-days-a-week. Our POPs average approximately 750 square feet at each location. We have backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability. Our property, plant and equipment is pledged towards obtaining loans / working capital facilities from banks.
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
Operating Results
This information is set forth under the caption entitled ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’ below. Further, information relating to any governmental, economic policies or other factors which have materially affected, or could materially affect, directly or indirectly, the company’s operations is set forth under the caption entitled ‘Risk Factors’ above.
Liquidity and Capital Resources
This information is set forth under the caption entitled ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’ below.

Research and Development
This information is set forth under the caption entitled ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’ below.
Trend Information
This information is set forth under the caption entitled ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’ below.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
We are a leading Internet service provider engaged in Internet, Networking and e-Commerce services. We provide integrated end-to-end solutions for both corporates and consumers, with a range of products and services delivered over a common Internet backbone infrastructure, such as, Internet, connectivity, security and consulting, hosting and managed service solutions; Internet access services to homes and through cyber cafés; online portal services and content offerings; web services, mass market products, e-learning software and infrastructure management services. Our clients rely on our solutions/products to enhance their business performance and/or secure their information systems.
Our professionals deliver high quality solutions by leveraging our delivery model through which we divide projects into components that we execute simultaneously at client sites and at our development centers in India. We seek to optimize our cost structure by maintaining the flexibility to execute project components where it is most cost effective. Our sales, marketing and business development teams are organized to focus on specific regions and market segments and this helps us to customize our service offerings to our client’s needs. Our primary markets are India and to a limited extent in the US. We serve clients in financial services, manufacturing, telecommunications, retail, utilities, logistics and other industries.
Corporate network/data services
The demand for services / products of our corporate network/data services division has reduced during fiscal 2009 due to the economic slowdown. The second half of the fiscal year witnessed some recovery in the demand for product and services. We have launched our NLD/ILD voice services in August 2008 and this stream has the potential to provide a sizable momentum to our business. The opening of our new data centre in Mumbai (Airoli) has facilitated us to enhance our position in the market. The bandwidth cost has reduced substantially during the period under review on account of market conditions. The reduction in bandwidth prices in India has led us to revise bandwidth rates to our connectivity clients during the fiscal year and this trend is likely to continue in future. On account of prevailing market conditions, we experienced excessive pressure from our Corporate clients for price reduction in the current fiscal. Certain of our Hosting services clients may opt out for total outsourcing arrangements to reduce their operating costs and if this happens, our business may be affected. The reduced IT spending by our corporate clients exists over the last 12 to 18 months and as impacted our revenues.
Internet access services
Broadband business has been impacted due to severe competition from the existing operators. The customer base is reducing on account of competition. We have reduced our prices for our products and will continue to reduce further to reflect the prevailing prices.
There are changes in the regulatory environment. The Indian Government has introduced stringent KYC (Know Your Customer) norms on cybercafé users. The overall number of Cybercafe’s has declined in India due to regulatory norms, higher rental costs for the cybercafés run by the franchisees and the migration of cybercafe users to Home Broadband.
Online portal services and content offerings
Advertising revenues continued to decrease due to lower spending by corporate clients and increased competition, despite an improvement in general market conditions.

Other services-Infrastructure Management Services
Market opportunity for remote infrastructure management services is growing. We wish to capitalize this trend by evaluating our pricing and engagement models.
Other services-eLearning Services
As the business environment continues to be challenging in the international markets, there will be pricing pressures on pricing from customers and increased competition. We have introduced a learning infrastructure proposition on a services model. While the underlying need for eLearning products and services remains strong, there will be cutbacks and pressure on customer learning budgets. Our key customers have experienced contraction in their business due to global economic slowdown and there is positive signs for recovery. To compensate the business loss from such customers, we are adopting a new strategy of expanding our client base through new verticals, segments and geographies, while improving cost efficiency with business process knowledge management.
There are numerous risks and challenges affecting the business. These risks and challenges are discussed in detail in the section entitled ‘Risk Factors’ and elsewhere in this Annual Report on Form 20-F.
As of March 31, 2010, we had 1,885 employees, as compared to approximately 2,279 employees as at March 31, 2009.
Revenues
Corporate network/data services
Our corporate network/data services revenues primarily include revenue from NLD/ILD services, sale of hardware and software purchased from third party vendors, connectivity services revenue and, to a lesser extent, revenues from the installation of the connectivity link and other ancillary services, such as e-mail, document management and domain registration. Generally, these elements are sold as a package consisting of all or some of the elements. We sell hardware and software purchased from third party vendors to our high value corporate clients. Our connectivity services include IPVPN services, Internet connectivity, last mile connectivity (predominantly through wireless), messaging services, security services and web hosting for businesses. We provide these services for a fixed period of time at a fixed rate regardless of usage, with the rate for the services determined based on the type of service provided, scope of the engagement and the Service Level Agreement, or SLA. Our web hosting service revenues are primarily generated from co-location services and connectivity services. Our security services revenues include revenue from consulting services, vulnerability assessment and penetration testing. We provide NLD (National Long Distance) and ILD (International Long Distance) services and carry voice traffic for Inter-connect Operators. Revenue is recognized based upon metered call units of voice traffic terminated on our network.
Internet access services
Internet access services revenues are generated from the Internet connectivity we provide to our retail customers through public access and home access services. Home access services are provided through broadband connectivity, which is provided through arrangements with CTOs. Our public access services are provided through franchised and company-owned cybercafés. Additionally, we generate revenue by providing Internet telephony services, allowing customers to make international telephone calls over the Internet. Our new launches include wireless connectivity to home customers at select cities and to small offices (SOHO).
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
Other services
Other services include revenue from Infrastructure management services and e-learning. We remotely manage customer Infrastructure and network overseas under Infrastructure management services. We develop and upload content for e-learning to facilitate web-based learning in various organizations. We provide e-learning services on time-and-materials or on a fixed-price basis.

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
Expenses
Cost of goods sold and services rendered
Corporate network/data services
Cost of goods sold and services rendered for the corporate network/data services division consists of telecommunications costs necessary to provide services, customer support costs, and cost of goods in respect of communication hardware and security services sold, the cost of providing network operations, the cost of voice termination for voice and VoIP services and other direct costs. Telecommunications costs include the costs of international bandwidth procured from TELCOs and are required for access to the Internet, providing local telephone lines to our points of presence, the costs of using third-party networks pursuant to service agreements, leased line costs and costs towards spectrum fees payable to the Wireless Planning Commission or WPC for provision of spectrum to enable connectivity to be provided on the wireless mode for the last mile. Other costs include cost incurred towards our Annual Maintenance Contract (AMC), the cost of installation in connectivity business, the costs incurred in providing Hosting services, and the Document Management Services (DMS) costs for application services. In addition, the Government of India has imposed an annual license fee of 6% of the adjusted gross revenue generated from IP-VPN services and Voice services under the NLD/ILD license
Internet access services
Cost of goods sold and services rendered for the internet access services division consists of primarily recurring telecommunications costs necessary to provide service to subscribers, the cost of goods sold and services rendered include commission paid to franchisees and cable television operators, voice termination charges for VoIP services. The Government of India imposed an annual license fee of 6% of the adjusted gross revenue from the provision of VoIP services.
Online portal services and content offerings
Cost of goods sold and services rendered for the online portal services and content offerings includes the cost of procuring and managing content for the websites and cost of ringtones downloaded by using our mobile telephone short code 54545, the cost of procuring merchandise for e-commerce sales and the cost of bandwidth used for online portal services.
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
Deferred taxation arising on investments in subsidiaries and associates is recognised except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred taxation arising on the temporary differences arising out of undistributed earnings of the equity method accounted investee is recorded based on the managment’s intention. If the intention is to realise the undistributed earnings through sale, deferred tax is measured at the capital gains tax rates that are expected to be applied to temporary differences when they reverse. However, when the intention is to realise the undistributed earnings through dividend, the Group’s share of the income and expenses of the equity method accounted investee is recorded in the statement of income, after considering any taxes on dividend payable by the equity method accounted investee and no deferred tax is set up in the Group’s books as the tax liability is not with the group.
Stock compensation expense
A total of 5.73 million equity shares are reserved for issuance under our Associate Stock Option Plans (ASOPs). Our ASOP 2007 was adopted at the Eleventh Annual General Meeting held on September 24, 2007. As of March 31, 2010, we had outstanding an aggregate of 1,078,800, options (net of 93,616 options forfeited by employees) under our ASOP with a weighted average exercise price equal to approximately Rs.149.21 ($3.31) per equity share. The unamortized stock compensation expense related to these grants amounted to Rs 28.43 million as of March 31, 2010.

Results of Operations
The following table sets forth certain financial information as a percentage of revenues:

	Fiscal
	2010	2009	2008
	%	%	%
Revenues	100	100	100
Cost of goods sold and services rendered	61.05	58.64	56.92
Other income/(expense)	1.96	1.44	0.76
Selling, general and administrative expenses	36.99	45.65	40.53
Depreciation and amortization expenses	9.79	8.34	6.57
Impairment loss on intangibles including goodwill	0.70	0.25	—
Income from legal settlement	8.36	—	—
Profit /(loss) from operating activities	1.79	(11.19)	(3.26)
Finance income	0.42	1.99	2.69
Finance expenses	(4.38)	(4.08)	(0.96)
Net finance income/(Loss)	(3.96)	(2.09)	1.53
Share of profit of equity accounted investee	1.36	1.04	3.01
Profit before tax	(0.81)	(12.24)	1.48
Income tax (expense)/ benefit	1.21	(1.57)	(1.06)
Net profit/(loss) for the year	0.40	(13.81)	0.42
Results of year ended March 31, 2010 compared to year ended March 31, 2009
Revenues. We recognized Rs.6,710.19 million ($148.65 million) in revenues for the year ended March 31, 2010, as compared to Rs.6,162.16 million for the year ended March 31, 2009, representing an increase of Rs.548.02 million ($12.14 million), or 8.89%.
The revenues generated by our corporate network/data services businesses increased by Rs.1030.06 million ($22.82 million), or 23.93%, from Rs.4,305.21 million for the year ended March 31, 2009 to Rs.5,335.27 million (US$ 118.19 million) for the year ended March 31,2010. The increase is attributable to increases in (i) Voice revenues of Rs.615.40 million ($13.63 million) due to increase in ILD services, (ii) Hosting services revenues of Rs.262.74 million ($5.82 million) as a result of new contracts for new capacities created. (iii) S I revenues of Rs.448.55 million ($9.94 million) primarily due to launch SI services comprising of “DC Build” services, sizing and supply of hardware to customers (iv) Application services revenues of Rs.50.11 million ($ 1.11 million) due to increase in services like web services, Mail management, and online exams. The above increase is offset by a decrease of (i) connectivity revenues of Rs.316.88 million ($7.02 million) due to decrease in realization on account of bandwidth price reduction, competition (ii) Digital certification services revenues of Rs.23.86 million ($0.53 million) due to loss of customers and (iii) other services revenues of Rs.6.01 million ($0.13 million).
Revenue from Consumer One services comprising of Internet Access services and Online Portal services, has decreased by Rs 460.74 million ($10.21 million) or 35.29 % from Rs 1,305.51 million for the year ended March 31, 2009 to Rs 844.77 million ($ 18.71 million) for the year ended March 31, 2010. This is caused by a drop of Rs 414.27 million ($9.18 million) or 36.72 % in the revenue from our Internet Access services and by Rs.46.47 million ($1.03 million) or 26.21 % in revenue from Portal services.
Our Internet Access services accounted for Rs.713.93 million ($15.82 million) of revenues for the year ended March 31, 2010, as compared to Rs. 1,128.20 million for the year ended March 31, 2009, representing a decrease of Rs.414.27 million ($9.18 million), or 36.72% Such decrease is primarily on account of (i) decrease of Rs.245.21 million ($5.43 million) in broadband services revenues due to decrease in subscribers of the high speed Internet access to homes decreased by 35.59 % during the year, from 165,000 as of March 31, 2009 to 106,000 as of March 31, 2010 (ii) decrease of Rs.134.23 million ($2.97 million) in cybercafé revenues due to closure of active cybercafés caused by unexpected rent increases in the recent years incurred by the franchisees for cybercafe premises, during the course of the year, the number of active cybercafés decreased from 1791 to 1,227 as of March 31, 2010 (iii) decrease of Rs.26.5 million ($0.59 million) in voice revenues due to price reductions offered to our customers to retain the existing customers and/or attract new customers to combat competition and (iv) decrease of Rs.8.32 million ($ 0.18 million) from Internet Access other services.

Our Online portal and content offerings division accounted for Rs.130.84 million ($2.90 million) of revenues for the year ended March 31, 2010, as compared to Rs. 177.31 million for the year ended March 31, 2009, representing a decrease of Rs.46.47 million ($1.03 million), or 26.21%. This decrease was on account of (i) a drop by Rs24.70 million ($0.55 million) caused by a conscious reduction in corporate orders and (ii) a decrease of Rs.23.30 million ($0.52 million) in revenues from advertisement. The above decrease is partially offset by increase of Rs.1.53 million($0.03 million) in revenues from travel services.
Corporate orders operate with small profit margins and large number of orders are required. Due to the slowdown in the economic environment, the margins on some of the orders were becoming unattractive. Management opted out of such orders resulting in lower volumes. The revenue from corporate orders decreased by Rs 24.70 million ($0.55 million) as compared to the previous year and did not have a material effect on the Company’s revenues.
Revenues from our other businesses decreased by Rs.21.29 million ($0.47 million) to Rs 530.15 million ($11.74 million) for the year ended March 31, 2010 from Rs 551.44 million or 3.86 % for the year ended March 31, 2009. This is driven by Rs 43.92 million ($0.97 million) or 17.91 % increase in the revenue from our IMS services and Rs.65.21 million ($ 1.44 million) or 21.30 % decrease in the revenue from our E-learning services. The increase in IMS services is on account of new customer and increased engagement from the existing customers. The decrease in e learning is on account of deferred decisions on projects by U.S based customers.
Other income. Other income was Rs.131.79 million ($2.92 million) for the year ended March 31, 2010, compared to Rs. 89.10 million for the year ended March 31,2009, representing an increase of Rs.42.69 million ($0.95 million) or 47.9% mainly on account of increase in income derived from duty credit entitlements under the “Served from India Scheme” (issued by the Government of India) in respect of the foreign exchange earnings from export of services. Increase in duty credit entitlement is primarily on account of increase in export revenues during the current year as compared to the previous year ended March 31, 2009.
Income from legal settlement. During the year, the Company received Rs 561,120 (US$ 12.43 million) in connection with settlement of legal matters. The said receipt has been recorded as income form legal settlement in the consolidated statement of income during the year ended March 31, 2010.
Cost of goods sold and services rendered. Cost of goods sold and services rendered was Rs.4,096.54 million ($90.57 million) for the year ended March 31, 2010, compared to Rs. 3613.35 million for the year ended March 31, 2009, representing an increase of Rs.483.19 million ($10.70 million), or 13.37%. This increase was due to (i) a Rs.603.39 million ($13.37 million) increase in carrier cost and interconnect charges payable to carriers, (ii) a Rs.356.60 million ($7.90 million) increase in Cost of hardware purchase These increases have been partly offset by a (i) decrease of Rs.265.40 million ($ 5.88 million) in bandwidth costs, (ii) a Rs.177.74 million ($3.94million) decrease in revenue share paid to Franchisees, CTO’s and TRAI, (iii) a Rs.64.6 million ($1.43 million) decrease in directly attributable personnel costs to the technology division, and (iv) a increase of Rs.30.57 million ($ 0.68 million) in other costs.
The cost of goods sold and services rendered by our corporate network / data services increased by Rs. 912.32 million ($20.21 million) from Rs.2,321.84 million for the year ended March 31,2009 to Rs 3,234.15 million ($71.65 million) for the year ended March 31, 2010, representing an increase of 39.29%, on account of (i) increase of Rs.606.50 million ($13.44 million) in carrier cost and interconnect charges due to increase in volume of minutes, (ii) increase of Rs.378.13 million($8.37 million) in the cost of hardware due to increase in System Integration business, (iii) increase of Rs.48.40 million($1.07 million) in other direct costs. These increases have been offset by a decrease of (i) Rs. 122.12 million ($2.70 million) in bandwidth costs due to price reduction. (ii) Rs.15.29 million($0.34 million) in the revenue share paid to TRAI (iii) Rs.12.24 million($0.27 million) in the revenue share payable to alliance partner on account of reduced engagement.
The cost of goods sold and services rendered by our Internet Access services decreased to Rs.569.12 million for the year ended March 31,2010 ($12.60 million) from Rs.969.64 million for the year ended March 31, 2009, representing a decrease of Rs.400.83 million($8.88 million) or 41.31%. The decreases is on account of (i) Rs.150.64 million($3.34 million) in the cost of revenue share paid to CTOs and franchisees due to reduction in engagement, (ii) Rs.1.85 million($0.04 million) in the cost of revenue share payable to TRAI on account of reduction in revenue (iii) Rs.9.18 million($0.20 million) in the Voice termination costs due to a drop in the Voice minutes, (v) Rs.100.13 million ($2.22 million) on account of appropriate sizing in technology man power, (vi) Rs.131.18 million($2.90 million) in bandwidth cost and (vii) Rs.3.69 million (0.08 million) in other costs. (viii) Rs.3.85 million($0.09 million) in cost of goods sold.

The cost of goods sold and services rendered by our portal business decreased by Rs.20.62 million($0.45 million) from Rs.73.16 million for the year ended March 31, 2009 to Rs.52.69 million ($1.17 million) for the year ended March 31, 2010, representing a decrease 28.19%, due to a decrease of (i) Rs.16.20 million($0.36 million) in due to reduction in corporate orders, (ii) Rs.6.14 million ($0.14 million) on account of reduction in cost of payment gateways, (iv) Rs.6.00 million(0.13 million) reduction in bandwidth cost (v) Rs.4.59 million ($0.10 million) on account of reduction in technology man power. The above decrease is is partially offset by an increase of Rs.3.12 million($0.07 million) in the content costs.
The cost of goods sold and services rendered by our “e-learning” and “IMS” services decreased by Rs.8.02 million($0.18 million) from Rs.248.67 million for the year ended March 31,2009 to Rs.240.65 million($5.33 million) for the year ended March 31, 2010, representing a decrease of 3.22%. The decrease on account of reduction in direct cost of Rs.19.67 million($0.44 million) on account of decrease in other direct costs. The above decrease is offset by an increase of Rs.11.65million($0.26 million) on account of additional employees are deployed in projects.
Selling, general and administrative expenses: Selling, general and administrative expenses were Rs.2,482.41 million ($54.99 million) for the year ended March 31, 2010, compared to Rs. 2,813.42 million for the year ended March 31, 2009, representing a decrease of Rs. 331.01 million ($7.33 million) or 11.77%. The decrease is primarily on account of decrease in (a) manpower costs by Rs. 242.52 million($45.14 million) due to manpower right sizing (b) facilities and other indirect expenses by Rs. 39.08 million($0.86 million) due to optimization and integration of offices (c) marketing and selling expenses by Rs 125.76 million($2.78 million) on account of cost effective marketing activities (d) legal and professional expenses by Rs 68.67 million($1.52 million) due to reduction in legal costs (e) Rs.234.95 million($5.21 million) in other costs including travel, contract payments and other indirect costs. These increase is partially offset by an increase of (i) Operating costs by Rs. 196.42 million($4.35 million) on account of an expansion to more locations, New Data Center facilities created in Mumbai (ii) Rs.11.95 million($0.26 million) foreign exchange loss on account of rupee depreciation,(iii) Rs.37.64 million ($0.83 million) in provision for doubtful debts against doubtful debtors.
Depreciation and Amortization expenses: Depreciation and amortization expenses were Rs.656.78 million($14.55 million) for the year ended March 31,2010, compared to Rs.498.87 million for the year ended March 31,2009, representing an increase of Rs.157.91 million ($3.50 million), or (31.65%). The increase is attributable to an increase of Rs.151.08 million ($3.34 million) in depreciation due to addition of fixed assets as well as an increase of Rs.20 million ($0.46 million) in amortization expense due to addition of system software.
Impairment loss: In May 2006, the Group acquired travel business for a consideration of US$ 2.5 million (Rs. 112,220) in cash along with an option to purchase 125,000 shares of Sify Technologies Limited and certain earn out payments aggregating to USD 0.5 million (Rs. 22,444). The assets acquired consist of system software, customer contracts and goodwill which collectively were considered as a cash generating unit (CGU) by management. The said business operates from India and United States.
During the year ended March 31, 2010, triggered by certain adverse market conditions such as decrease in revenue and increase in the cost of services, and other technological matters, the Group tested the carrying value of the above business for impairment. The recoverable amount of these intangibles including goodwill were determined based on the higher of the value in use (using discounted cash flow approach) and fair value less cost to sell. Fair value less cost to sell, being the higher of the two was determined as the recoverable amount of the CGU. Based on this assessment, the carrying value of the CGU was higher than its recoverable amount and as a result of the above, the group has recorded an impairment of the above intangibles including goodwill amounting to Rs 47,269 (US$ 987) and adjusted the carrying value of these intangibles accordingly. The above impairment relates to online portal services segment.
Fair value less cost to sell was determined by discounting the future cash flows generated from the continuing use of the unit and was based on the following key assumptions:
•
Cash flows were projected based on a 5 year business plan. Cash flows were arrived at as an excess of revenue over the related costs for the same period after giving due effect to non-cash charges and finance charges, if applicable, together with changes in working capital.

•	Management believes that this forecast period is justified due to the long term nature of the travel business.
•
The projected revenue growth included in the cash flow projections was 10% during the projected period. Management believes that this growth percentage was reasonable and is in line with the average trend of the industry.

•	The projected increase in cost was 5% for call center cost and 10% for administrative costs.
•
A pre-tax discount rate of 22.26% was applied in determining the recoverable amount of the cash generating unit. The discount rate was estimated based on an industry average weighted average cost of capital.

•	In view of the expected long term market conditions, a terminal year end growth rate of 2% is estimated.

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources.
Net finance income. The net finance expenses was Rs.265.88 million ($5.89 million)for the year ended March 31, 2010, compared to an expense of Rs.129.10 million for the year ended March 31, 2009, representing a increase of Rs.136.78 million ($3.03 million), or (106.00%). The finance income was Rs.27.99 million($0.62 million) for the year ended March 31, 2010, compared to Rs.122.57 million for the year ended March 31,2008, representing a decrease of Rs.94.58 million($2.10 million) caused by closure of bank deposits. The finance expense was Rs.293.87 million ($6.51 million) for the year ended March 31, 2010, compared to Rs.251.66 million for the year ended March 31, 2009, representing an increase of Rs.42.21 million ($0.94 million) caused by an increase in interest and bank charges on account of increased borrowings, and renewal / additional fund based working capital facilities and non-fund based limits.
Share of profit of investment in associate. The share of profit of investment in associate was Rs.91.14 million ($2.01 million) for the year ended March 31, 2010, compared to Rs.64.09 million for the year ended March 31,2009, representing a increase of Rs. 27.05 million ($0.60 million), or 42%. The increase was due to better financial performance of MF Global Sify Securities India Private Limited during the year.
Income tax expense. The income tax benefit was Rs.81.48 million($1.81 million) for the year ended March 31, 2010, compared to expense of Rs. 97.05 million for the year ended March 31, 2009 due to merger of Sify Communications Limited (erstwhile subsidiary) with the company.
Profit. The net profit for fiscal 2010 is Rs.26.81 million ($0.59 million) compared to a net loss of Rs.851.63 million for fiscal 2009 and is attributable to (i) an decrease of Rs.331.01 million ($7.33 million) in selling, general and administrative expenses, (ii) an increase of Rs. 189.99 million ($4.21 million) in depreciation/amortization/impairment expenses, (iii) a increase of Rs.136.78 million ($3.03 million) from net finance expenses, (iv) a increase of Rs.27.05 million ($0.60 million) from the share of profit of equity accounted investee, (v) Income tax credit of Rs 81.48 million ($1.81 million) due to merger of Sify Communication Limited as against an income tax expenses of Rs. 97.05 million during the previous year and (vi) one time legal settlement of Rs 561.12 million ($12.43 million).
Results of year ended March 31, 2009 compared to year ended March 31, 2008
Revenues. We recognized Rs.6,162.16 million in revenues for the year ended March 31, 2009, as compared to Rs.6,006.22 million for the year ended March 31, 2008, representing an increase of Rs.155.94 million or 2.59%.
The revenues generated by our corporate network/data services businesses increased by Rs.483.10 million or 12.64%, from Rs.3,822.11 million for the year ended March 31, 2008 to Rs.4,305.21 million for the year ended March 31,2009. The increase is attributable to increases in (i) Voice services revenues of Rs.247.26 million due to new business, (ii) Hosting services revenues of Rs.137.50 million as a result of acquisition of new contracts and capacities sold from new data center, (iii) connectivity revenues of Rs.119.53 million due to increase in the sales from new and existing customers, including, (iv) Application services revenues of Rs.41.13 million primarily due to increased focus in DMS business, (v) Digital certification services revenues of Rs.14.33 million due to addition of new clients and renewal of repeat orders from the existing clients and (vi) other services revenues of Rs.3.06 million. The above increase is offset by a decrease in revenues from Hardware/Software sales of Rs.79.71 million caused by absence of bundled contract orders during the year under review.
Revenue from Consumer One services comprising of Internet Access services and Online Portal services, has decreased by Rs 450.48 million or 25.62 % from Rs 1,755.99 million for the year ended March 31, 2008 to Rs 1,305.51 million for the year ended March 31, 2009. This is caused by a drop of Rs 417.04 million or 26.99 % in the revenue from our Internet Access services and by Rs.33.44 million or 15.87 % in revenue from Portal services.
Our Internet Access services accounted for Rs.1,128.18 million of revenues for the year ended March 31, 2009, as compared to Rs.1,545.23 million for the year ended March 31, 2008, representing a decrease of Rs.417.04 million or 26.99% Such decrease is primarily on account of (i) decrease of Rs.163.25 million in broadband services revenues due to decrease in subscribers (ii) decrease of Rs.190.48 million in cybercafe revenues due to closure of active cybercafés caused by unexpected rent increases in the current year incurred by the franchisees for cybercafe premises and economic slow down, (iii) decrease of Rs.49.70 million in voice revenues due to price reductions offered to our customers to retain the existing customers and/or attract new customers to combat competition and (iv) decrease of Rs.13.61million from Internet Access other services.

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
Our Online portal and content offerings division accounted for Rs.177.33 million of revenues for the year ended March 31, 2009, as compared to Rs.210.77 million for the year ended March 31, 2008, representing a decrease of Rs.33.44 million or 15.87%. This decrease was on account of (i) a drop by Rs.26.44 million caused by reduction in corporate orders and (ii) a decrease of Rs.7.00 million in revenues from travel services caused by depressed aviation market for air traffic between US and India as well as on account of increased competition from the existing operators.
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
Revenues from our other businesses increased by Rs.123.33 million from Rs 428.12 million for the year ended March 31, 2008 to Rs 551.45 million or 28.81 % for the year ended March 31, 2009. This is driven by Rs 74.14 million or 43.34 % increase in the revenue from our IMS services and Rs.49.19 million or 19.14 % increase in the revenue from our E-learning services. These increases are attributed to new projects and high volume of the business from the existing customers.
Other income. Other income was Rs.89.10 million for the year ended March 31, 2009, compared to Rs.46.15 million for the year ended March 31,2008, representing an increase of Rs.42.95 million or 93.06%. Other income primarily comprises of income derived from duty credit entitlements under the “Served from India Scheme” (issued by the Government of India) in respect of the foreign exchange earnings from export of services. Increase in duty credit entitlement is primarily on account of increase in export revenues during the current year as compared to the previous year ended March 31, 2008.
Cost of goods sold and services rendered. Cost of goods sold and services rendered was Rs.3,613.35 million for the year ended March 31, 2009, compared to Rs. 3,419.12 million for the year ended March 31, 2008, representing an increase of Rs.194.23 million or 5.68%. This increase was due to (i) a Rs.156.78 million increase in bandwidth costs, (ii) a Rs.180.66 million increase in directly attributable personnel costs to the technology, (iii) a Rs.11.06 million increase in revenue share paid to TRAI. These increases have been partly offset by a decrease of Rs.154.27 million in other costs.
The cost of goods sold and services rendered by our corporate network / data services increased by Rs.258.91 million from Rs.2,062.92 million for the year ended March 31,2008 to Rs.2,321.83 million for the year ended March 31, 2009, representing an increase of 12.55%, on account of (i) increase of Rs.156.92 million in carrier cost and interconnect charges due to increase in volume of business (ii) increase of Rs. 75.50 million in bandwidth costs due to increase in usage, (iii) increase of Rs.126.22 million in the employee cost due to increase in the number of employees deployed for domestic projects,(iv) increase of Rs.16.55 million in the revenue share paid to TRAI,(v) increase of Rs.44.12 million in the cost of software due to proportional increase in the sales of Sify secure, (vi) increase of Rs.11.01 million in the cost of hardware due to proportional increase in the sales of application services, (vii) increase of Rs.10.65 million in the royalty amount paid to Verisign due to increase in business and (viii) increase of Rs.2.75 million in the cost of site development. These increases have been offset by a decrease of (a) Rs. 119.42 million in the cost of hardware purchased for connectivity business due to slump in the business, (b) Rs.32.07 million in the cost of safedox ( a tool to secure data) purchased due to reduced market requirements, (c) Rs.18.51 million in the revenue share paid to Power Grid Corporation of India Limited (PGCIL) due to reduction in the business (d) Rs.2.72 million in the cost of hardware incurred towards hosting business and (e) Rs. 12.09 million from others.
The cost of goods sold and services rendered for our corporate Internet Access services decreased from Rs.1,038.10 million for the year ended March 31,2008 to Rs.969.64 million for the year ended March 31, 2009, representing a decrease of Rs.68.46 million or 6.59%, due to a decrease of (i) Rs.162.93 million in the cost of revenue share paid to CTOs due to reduction in business from Cable Television Operators (CTOs), (ii) Rs.3.16 million in the cost of revenue share paid to TRAI on account of reduction in the volume of business, (iii) Rs.15.22 million in the line maintenance charges due to reduction in tele-centers for whom Line Maintenance Charges are paid for the connection and maintenance of last mile, (iv) Rs.12.74 million in the Voice termination costs due to a drop in the Voice revenues, and (v) Rs.7.24 million in the revenue share paid to Games business due to drop in Gaming revenue. These decreases have been offset by an increase of (a) Rs.57.43 million in the technology man power resources, (b) Rs.72.31 million in bandwidth cost and (c) Rs.3.09 million in other costs.

The cost of goods sold and services rendered for our portal business decreased by Rs.47.84 million from Rs.121.00 million for the year ended March 31, 2008 to Rs.73.16 million for the year ended March 31, 2009, representing a decrease 39.53%, due to a decrease of (i) Rs.18.45 million in cost of vouchers sold on account of a drop in corporate orders, (ii) Rs.25.04 million in the content costs due to contents sourced at lower costs from various sources (iii) Rs.0.68 million in the cost of payment gateways due to processing of lesser number of transactions caused by business reduction, (iv) Rs.0.68 million in bandwidth cost due to reduction in business and (v) Rs.2.99 million in man power resources.
The cost of goods sold and services rendered for other services increased by Rs.51.62 million from Rs.197.10 million for the year ended March 31,2008 to Rs.248.72 million for the year ended March 31, 2009, representing an increase 26.16%, due to increase of (i) Rs.42.39 million in cost of direct associates due to additional employees deployed for project in IMS revenue stream,(ii) Rs.12.31 million in cost of direct associates due to additional employees deployed for e-learning projects. This increase has been impacted by a decrease of Rs.3.08 million in other costs.
Selling, general and administrative expenses: Selling, general and administrative expenses were Rs.2,813.42 million for the year ended March 31, 2009, compared to Rs.2,434.72 million for the year ended March 31, 2008, representing an increase of Rs. 378.70 million or 15.55%. The increase is primarily on account of increase in (a) manpower costs by Rs. 178.26 million due to annual wage increases given to the employees (b) facilities and other indirect expenses by Rs. 131.06 million due to increase in number of offices and increase in rent and maintenance charges for the existing offices, (c) Operating costs by Rs. 124.43 million on account of an increase in the size of operations in Network and DC services (d) marketing expenses by Rs 76.49 million on account of enlarged marketing efforts undertaken in connection with brand logo change and (e) Rs.28.74 million in other costs. This increase is partially offset by a reduction of (i) Rs.36.00 million in legal expenses, (ii) Rs.5.67 million in selling expenses, (iii) Rs.23.62 million in contracts payments, (iv) Rs.54.33 million foreign exchange loss on account of covering of forward contracts caused by significant rupee depreciation, (v) Rs.40.65 million in provision for doubtful debts.
Depreciation and Amortization expenses: Depreciation and amortization expenses were Rs.498.87 million for the year ended March 31,2009, compared to Rs.394.34 million for the year ended March 31,2008, representing an increase of Rs.104.53 million or (26.50%). The increase is attributable to an increase of Rs.97.00 million in depreciation due to addition of fixed assets as well as an increase of Rs.7.53 million in amortization expense due to addition of system software.
Impairment loss: The Company has performed impairment test with respect to goodwill relating to Globe Travels business consequent to which, a Rs. 15.20 million impairment charge was recorded during the year.
Net finance income. The net finance loss was Rs.129.09 million for the year ended March 31, 2009, compared to an income of Rs.104.10 million for the year ended March 31, 2008, representing a decrease of Rs.233.19 million or (224.00%). The finance income was Rs.122.57 million for the year ended March 31, 2009, compared to Rs.161.78 million for the year ended March 31,2008, representing a decrease of Rs.39.21 million caused by a decrease in the interest income on bank deposits on account of closure for such deposits. The finance expense was Rs.251.66 million for the year ended March 31, 2009, compared to Rs.57.68 million for the year ended March 31, 2008, representing an increase of Rs.193.98 million caused by an increase Rs.193.56 million in bank charges or interest on account of increased borrowings, including demand loans against the deposits, fund based working capital facilities and non-fund based limits and a decrease of Rs.0.42 million in interest paid towards finance leases.
Share of profit of investment in associate. The share of profit of investment in associate was Rs.64.09 million for the year ended March 31, 2009, compared to Rs.181.12 million for the year ended March 31,2008, representing a decrease of Rs. 117.03 million or 64.61%. The decrease was due to poor financial performance of MF Global Sify Securities India Private Limited caused by sluggish stock market conditions.
Income tax expense. The income tax expense was Rs.97.05 million for the year ended March 31, 2009, compared to Rs. 63.97 million for the year ended March 31, 2008. The income tax expense represents the current tax and utilization of deferred tax assets created in respect of the carry forward business loss of Sify Communications Limited (erstwhile subsidiary) relating to previous years. This utilization was due to the taxable profits earned by the erstwhile subsidiary during the year.

Foreign Exchange Fluctuations and Forwards
We enter into foreign exchange derivative contracts to mitigate the risk of changes in foreign exchange rates on cash flows denominated in U.S. dollars. We enter into forward contracts where the counter party is a bank. These contracts generally mature between one to six months. These contracts do not qualify for hedge accounting under IFRS. Foreign exchange contracts are marked to market as at the balance sheet date and recognized in the consolidated income statement.
Liquidity and capital resources
The following table summarizes our statements of cash flows for the periods presented:

	2010	2009	2008	2010
	Rs. in ’000	Rs. in ’000	Rs. in ’000	US $ in ’000
Profit / (loss) before tax	26,813	(851,633)	25,446	595

Other adjustments for non-cash items	952,486	856,486	298,076	21,101
Income taxes paid	(164,455)	(108,560)	(168,426)	(3,643)
Net decrease (increase) in working capital	(55,042)	(258,173)	(1,058,940)	(1,221)
Net cash from / (used in) operating activities	759,802	(371,556)	(839,869)	16,832
Net cash from / (used in) investing activities	(896,683)	(1,174,156)	(756,300)	(19,864)
Net cash from / (used in) financing activities	(354,486)	968,797	(585,200)	(7,853)
Effect of exchange rate changes on cash and cash equivalents	(2,934)	945	(98)	(65)
Net increase / (decrease) in cash and cash equivalents	(491,367)	(576,920)	(2,181,369)	(10,885)
Our growth has been financed largely by cash generated from operations and bank borrowings and, to a lesser extent, from the proceeds from the issuance of equity.
As of March 31, 2010, we had a cash and cash equivalents of Rs.(181.58) million ($4.02 million), including a negative working capital of Rs.30.79 million ($0.68 million), cash and bank balances of Rs.878.70 million ($19.47 million), and bank borrowings of Rs.1,402.27 million ($31.07 million). Based on the projected cash flows, capital infusion by promoters, available lines of credit including fresh sanction of term loan, we will have sufficient resources to meet capital expenditure needs and working capital requirements over the course of the next 12 months. The capital infusion of Rs. 4,000 million ($ 88.63 million) will take place in tranches over a period as per company’s fund requirement. The Company obtained the approval of shareholders for this infusion at its annual general meeting held on September 27, 2010. See note 42 in the notes to the financial statements included with this Annual Report on Form 20-F.
Our principal sources of liquidity are our borrowings from banks. Our cash and cash equivalents comprise of cash and bank deposits. The restricted cash balance Rs.360.91 million ($ 8 million) primarily represents fixed deposits pledged for availing bank borrowings.
Our external sources of credit include facilities sanctioned to us by Indian banks. We have working capital facilities in the form of short term loans, cash credit and overdraft facilities of an aggregate of Rs. 800 million ( $ 17.72 million) which has been fully utilized as at March 31, 2010. Further, we were provided non-funded limits of Rs.1350.00 million ($ 29.91 million) (primarily in the form of bank guarantees and letters of credit) out of which Rs.213.00 million ($ 4.72 million) remained unutilized as of the reporting date. Our ongoing working capital requirements are significantly affected by the profitability of our operations and we continue to periodically evaluate existing and new sources of liquidity and financing.
We are taking all steps to improve the cash position to meet our currently known requirements at least over the next twelve months. In light of the highly dynamic nature of our business, however, we cannot assure you that our capital requirements and sources will not change significantly in the future.

Net cash generated from operating activities for the year ended March 31, 2010 was Rs.759.80 million ($16.83 million). This is mainly attributable to one time legal settlement amounting to Rs.561.12 million ($12.4 million), increase in trade and other receivables by Rs.585.80 million ($12.98 million), decrease in inventories by Rs.17.60 million ($0.39 million), increase in other assets by Rs.64.11 million ($1.42 million), Increase in trade and other payables by Rs.517.48 million ($11.46 million), decrease in employee benefits by Rs.3.98 million ($0.88 million) and increase in deferred revenue by Rs 63.72 million ($1.41 million).
Net cash used in operating activities for the year ended March 31, 2009 was Rs.371.55 million. This is mainly attributable to Increase in trade and other receivables by Rs.314.35 million, increase in inventories by Rs.1.33 million ($0.02 million), decrease in other assets by Rs.224.62 million, decrease in trade and other payables by Rs.171.26 million, increase in employee benefits by Rs.17.70 million and decrease in deferred revenue by Rs13.55 million.
Net cash used in operating activities during fiscal year 2008 was Rs.839.87 million. This is primarily attributable to increase in trade and other receivables by Rs.678.05 million on account of increase in corporate taxes paid by Rs. 168.43 million, deposit of Rs.550.00 million paid towards Special Economic Zone (SEZ) land and increase in trade and other payables by Rs. 460.21 millions.
Net cash used in investing activities for the year ended March 31, 2010 was Rs.896.68 million ($19.86 million) primarily on account of purchase of routers, modems, ports, servers, other capital equipments for our ongoing expansion plans. and advance payments towards undersea cable arrangement with EIG.
Net cash used in investing activities for the year ended March 31, 2009 was Rs.1,174.16 million ($23.05 million) primarily on account of purchase of routers, modems, ports, servers and other capital equipments for 2009 was Rs.1,170.8 million ($22.98 million).
Net cash used in investing activities during fiscal year 2008 was Rs. 756.30 million, primarily as a result of expenditure on network equipment, servers, base stations and wireless equipments in connection with the expansion of our network of Rs.849.09 million and purchase of intangible assets of software licenses of Rs 30.24 million, partly offset on account of finance income of Rs. 121.16 million.
Net cash used by financing activities for fiscal year 2010 was Rs.354.49 million ($7.85 million) mainly on account of servicing of borrowings from banks and increase in payment on account of lease financing of capital and other purchases.
Net cash provided by financing activities for fiscal year 2009 was Rs.968.80 million ($19.01 million) on account of increase in borrowings from banks.
Cash used in financing activities for fiscal year 2008 was Rs.585.2 million, which consisted of net proceeds from issuance of common stock of Rs.116.81 million, and were offset by net repayment of borrowings from bank by Rs. 643.58 million.
During the year ended March 31, 2010, due to recurring losses, the Group tested the carrying value of the long lived assets in accordance with the guidance provided by IAS 36 — Impairment of Assets. The recoverable amount of group of assets was determined based on the value in use (using discounted cash flow approach). The Group also determined fair value less cost to sell as an additional test to identify any possible impairment charges. In testing for impairment of long lived assets, the Group determined the recoverable value using value-in-use method and fair value less cost to sale as prescribed by IAS 36. The Group estimated value in use based on present value of estimated future cash flows expected to arise from the continuing use of assets. The Group estimated fair value less cost to sale based on net realizable value of assets and also through discounted cash flow method. Valuation of a cash generating unit is judgmental in nature and involves the use of significant estimates and assumptions which the Group believes to be reasonable but that are unpredictable and inherently uncertain and accordingly, actual results may differ from these estimates. These estimates and assumptions include revenue growth rates, risk-adjusted discount rates, future economic and market conditions. Based on this assessment, the recoverable value of the unit exceeded its carrying value.
Capital expenditure
We incurred Rs.980 million ($ 21.71 million) towards capital expenditure for the year ended March 31, 2010. We anticipate incurring further expenditure in the third and fourth quarter of the current fiscal for about Rs. 900 million mainly on data centers and payment for under sea cable arrangement, This will be funded out of term loan sanctioned by our banker, capital infusion from promoter group and through lease financing by strategic vendors.
Research and development
The Company does not have research and development activities and has also not undertaken any sponsored research and development activities.

Trends
The information is set forth under the caption ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’ included under item 5 ‘Operating and Financial review and Prospects’.
Off-balance sheet arrangements
We have not entered into any off-balance sheet arrangements as defined by SEC Final Rule 67 (FR-67), “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations”.
Contractual obligations
Set forth below are our contractual obligations as of March 31, 2010:

Payments due by period (Rs 000s)
		Less			More than 5
Contractual Obligations	Total	than 1 year	1-3 years	3-5 years	years
Long Term Debt Obligations	449,424	—	396,169	53,255	—
Short Term Borrowings	952,846	952,846	—	—	—
Finance Lease Obligations	201,317	46,086	101,284	53,947	—
Non-cancellable Operating Lease obligations	1,608,509	119,871	197,404	210,486	1,080,748
Proposed Lease Obligations	2,423,554	22,850	251,400	269,408	1,879,896
Europe India Gateway Obligations	184,908	184,908	—
Purchase Obligations	30,552	30,552

Total	5,851,110	1,357,113	946,257	587,096	2,960,644

Recent Accounting Pronouncements
(i) Standards early adopted by the Company
•
IFRS 3 (Revised), Business Combinations, as amended, is applicable for annual periods beginning on or after July 1, 2009. This standard was early adopted by the Group as at April 1, 2009. Business Combinations consummated after April 1, 2009 will be recorded under this standard. IFRS 3 (Revised) primarily requires the acquisition-related costs to be recognized as period expenses in accordance with the relevant IFRS. Costs incurred to issue debt or equity securities are required to be recognized in accordance with IAS 39. Consideration, after this amendment, will include fair values of all interests previously held by the acquirer. Re-measurement of such interests to fair value would be carried out through net profit in the statement of comprehensive income. Contingent consideration is required to be recognized at fair value even if not deemed probable of payment at the date of acquisition.

IFRS 3 (Revised) provides an explicit option on a transaction-by-transaction basis, to measure any Non-controlling interest (NCI) in the entity acquired at fair value of their proportion of identifiable assets and liabilities or at full fair value. The first method will result in a marginal difference in the measurement of goodwill from the existing IFRS 3; however the second approach will require recording goodwill on NCI as well as on the acquired controlling interest. Upon consummating a business in future, the company is likely to adopt the first method for measuring NCI.

•
IAS 27, as amended, is applicable for annual periods beginning on or after July 1, 2009. Earlier adoption is permitted provided IFRS 3 (Revised) is also early adopted. This standard was early adopted by the Company as at April 1, 2009. It requires a mandatory adoption of economic entity model which treats all providers of equity capital as shareholders of the entity. Consequently, a partial disposal of interest in a subsidiary in which the parent company retains control does not result in a gain or loss but in an increase or decrease in equity. Additionally purchase of some or all of the non-controlling interests is treated as treasury transaction and accounted for in equity and a partial disposal of interest in a subsidiary in which the parent company loses control triggers recognition of gain or loss on the entire interest. A gain or loss is recognized on the portion that has been disposed off and a further holding gain is recognized on the interest retained, being the difference between the fair value and carrying value of the interest retained. This Standard requires an entity to attribute their share of net profit / loss and reserves to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. Consistent with the provisions of IFRS 3 (Revised), the Group accounted for its acquisition of 26% non-controlling interest in Sify Communications Limited on June 26, 2009 as an equity transaction. Also refer note 40.

(ii) Recently adopted accounting pronouncements
•
The Company adopted IAS 1 (revised), “Presentation of Financial Statements”, effective April 1, 2009. The revision aims to improve users’ ability to analyze and compare the information given in financial statements. IAS 1 sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The revisions include non-mandatory changes in the titles of some of the financial statements to reflect their function more clearly (for example, the balance sheet is renamed as statement of financial position). The revised IAS 1 resulted in consequential amendments to other standards and interpretations. The Group has applied revised IAS 1 Presentation of Financial Statements (2007), which has became effective as of April 1, 2009. As a result, the Group presents in the consolidated statement of changes in equity all owner changes in equity, whereas all non-owner changes in equity are presented in the consolidated statement of comprehensive income. Furthermore, the Group has included two statements to display all items of income and expense recognized during the period i.e., a ‘Statement of Income’ and a ‘Statement of Comprehensive Income’. Comparative information has been re-presented so that it also is in conformity with the revised standard. Since the change in accounting policy only impacts presentation aspects, there is no impact on earnings/ loss per share.

•
IFRIC 18 — ‘Transfer of assets from customers’ defines the treatment for property, plant and equipment transferred by customers to companies or for cash received to be invested in property, plant and equipment that must be used to either connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services or to both. The item of property, plant and equipment is to be initially recognized by the Company at fair value with a corresponding credit to revenue. If an ongoing service is identified as a part of the agreement, the period over which revenue will be recognized for that service would be determined by the terms of the agreement with the customer. If the period is not clearly defined, then revenue should be recognized over a period no longer than the useful life of the transferred asset used to provide the ongoing service. This interpretation is applicable prospectively to transfers of assets from customers received on or after July 1, 2009. The Company has adopted this interpretation prospectively for all assets transferred after July 1, 2009. There has been no impact on the Group’s consolidated financial statements as a result of the adoption of this interpretation.

•
In March 2009, the Amendments to IFRS 7 “Financial Instruments disclosure”, amended certain disclosure requirements in the standard. As a result, entities are required to classify fair value measurements for financial instruments measured at fair value in the statement of financial position, using a three level fair value hierarchy that reflects the significance of inputs used in the measurements. In addition, the amendments enhance disclosure requirements on the nature and extent of liquidity risks to which an entity is exposed. The Amendments to IFRS 7 apply for annual periods beginning on or after January 1, 2009 and provides an exception in the first year of application for providing comparative information.

(iii) New standards and interpretations not yet adopted
A number of new standards, amendments to standards and interpretations are not yet effective for the year ended 31 March 2010, and have not been applied in preparing these consolidated financial statements:
•
Improvements to IFRS- In April 2009, the IASB issued “Improvements to IFRSs” — a collection of amendments to twelve International Financial Reporting Standards — as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The latest amendments were included in exposure drafts of proposed amendments to IFRS published in October 2007, August 2008, and January 2009. The amendments resulting from this standard mainly have effective dates for annual periods beginning on or after January 1, 2010, although entities are permitted to adopt them earlier. In May 2010 the IASB issued Improvements to IFRS 2010, which comprises 11 amendments to 7 standards. Effective dates, early application and transitional requirements are addressed on a standard-by-standard basis. The majority of the amendments will be effective January 1, 2011. The Company is evaluating the impact, these amendments will have on the Group’s consolidated financial statements.

•
In November 2009, the IASB issued IFRS 9, “Financial instruments”, to introduce certain new requirements for classifying and measuring financial assets. IFRS 9 divides all financial assets that are currently in the scope of IAS 39 into two classifications — those measured at amortized cost and those measured at fair value. The standard along with proposed expansion of IFRS 9 for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment, and hedge accounting will be applicable from the year 2013, although entities are permitted to adopt earlier. The Company is evaluating the impact which this new standard will have on the Group’s financial statements.

•
In November 2009, the IASB issued IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments”; to introduce requirements when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares and other equity instruments to settle the financial liability fully or partially. This interpretation is effective from annual periods beginning on or after July 1, 2010.

•	In October 2009, the IASB issued Classification of Rights Issue — Amendment to IAS 32 Financial Instruments: Presentation with an effective date of February, 2010.
•	In November 2009, the IASB revised IAS 24 Related Party Disclosures with an effective date of January, 2010.
•
In November 2009, the IASB issued Prepayments of a Minimum Funding Requirement — Amendments to IFRIC 14 :IAS19 — the Limit on a Defined Benefit Asset, Minimum Funding Requirement and their Interaction, with an effective date of January1, 2011.

Critical Accounting Policies
Our accounting policies affecting our financial condition and results of operations are more fully described in Note 3 to our Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F. Certain of our accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
We believe the following are the critical accounting policies and related judgments and estimates used in the preparation of its Consolidated Financial Statements. Management has discussed the application of these critical accounting estimates with our Board of Directors and Audit Committee.
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

Revenue from services rendered is recognized in the consolidated income statement in proportion to the stage of completion of the transaction at the reporting date. Revenue is recognized when the following conditions are met:
•	the amount of revenue can be measured reliably;
•	it is probable that the economic benefits will flow to the seller;
•	the stage of completion at the balance sheet date can be measured reliably; and
•	the costs incurred, or to be incurred, in respect of the transaction can be measured reliably.
The revenue recognition in respect of the various streams of revenue is described below:
(i) Corporate network/data services
Corporate network service revenues primarily include NLD/ILD connectivity services and sale of hardware and software (purchased from third party vendors), and to a lesser extent, installation of a connectivity link, and other ancillary services such as e-mail and domain registration. Generally these elements are sold as a package consisting all or some of the elements. In these cases the Group applies the recognition criteria to the separately identifiable components of a single transaction in order to reflect the substance of the transaction with different revenue allocations for each component. These multiple element arrangements are recognised as separable elements because each element constitutes a separate earnings process, each element has a fair value that is reliable, verifiable and objectively determinable, and the undelivered element is not essential to functionality of the delivered elements. In this arrangement involving delivery of multiple elements, the units of accounting are determined based on whether the delivered items have a value to the customer on a stand alone basis, whether there is objective and reliable evidence of fair value of the undelivered elements and if the arrangement includes a general right of return relative to the delivered item, whether delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Group. The arrangement consideration is allocated to the units of accounting based on their relative fair values. Revenue on delivered items is recognised when the revenue recognition criteria applicable to that unit of accounting are met.
The Group provides connectivity for a fixed period of time at a fixed rate regardless of usage. Connectivity is the last element that is provided in the case of a bundled contract. The connectivity charges are the same when sold alone or as part of a package. The revenue attributable to connectivity services is recognised ratably over the period of the contract. The hardware and software are standard products that are freely traded in and purchased from the market, have standard specifications and are not otherwise customized for the specific needs of a customer. The software sold by the Group is off-the-shelf software, such as antivirus utilities and firewalls. The fair value for the hardware and software is available from the market. The revenue attributable to hardware/software is recognised on delivery. Trading transactions relating to standard hardware and software and involving arrangement of purchases from suppliers and sales to customers are reported on gross basis or on net basis, by carrying out a fact-specific evaluation of whether or not all significant risks and rewards of ownership or property in the goods are transferred. In circumstances where there is multi element arrangement that includes both hardware/software sales and last mile connectivity services, revenue from sale of hardware/software is recognised only upon completion of the services relating to last mile connectivity. Installation consists of commissioning of the last mile connectivity to the customer premises either through the Group’s wireless mode of broadband delivery or through the carrier exchange. However, once commissioned this last mile connectivity can be used by the customer to access any other service provider. When the customer has such last mile connectivity, the Group does not charge any installation fee. Due to the short duration, the revenue attributable to the installation of the link is recognised on completion of the installation work. Revenue from ancillary services such as e-mail and domain registration are recognised over the period such facilities are provided. All revenues are shown exclusive of sales tax and service tax.
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
We provide NLD (National Long Distance) and ILD (International Long Distance) services through company’s network. We carry voice traffic, both national and international, using the IP back-bone and delivers voice traffic to Direct Inter-connect Operators. Revenue is recognised based upon metered call units of voice traffic terminated on our network.

During the year ended March 31 2010, we started generating revenues from construction contracts. Contract revenue includes the initial amount agreed in the contract plus any variations in contract work, claims and incentive payments, to the extent that it is probable that they will result in revenue and can be measured reliably. As soon as the outcome of a construction contract can be estimated reliably, contract revenue is recognised in profit or loss in proportion to the stage of completion of the contract. Contract expenses are recognised as incurred unless they create an asset related to future contract activity. The stage of completion is assessed by reference to the cost incurred till date to the total estimated costs. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred that are likely to be recoverable. An expected loss on a contract is recognised immediately in profit or loss.
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
In the case of franchised cable network operators and franchised cybercafé operators, the Group enters into a standard arrangement with franchisees that provides for the payment to the Company, of an initial non-refundable franchisee fee in consideration for establishing the franchisee relationship and providing certain initial services. The fee covers the following upfront services rendered by the Group:
•	conducting a market survey and deciding on the best location for the cybercafé or cable head end;
•	installing the broadband receiver equipment on the roof top of the cybercafé or the cable head end and connecting it to one of Sify’s broadcasting towers;
•	obtaining the regulatory approvals for clearance of the site for wireless transmission at the allotted frequency range;
•	installing the wiring from the receiver unit to the individual PCs in the cybercafé or the transmitting equipment in the cable head end;
•	assisting in obtaining facilities, including computers and interiors for the cybercafés; and
•	providing the operations manual with instructions and guidelines for running the cybercafé or distributing Internet access through cable network.
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
Business Combinations, Goodwill and Intangible Assets
Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuation are conducted by independent valuation experts.

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3(Revised). The cost of acquisition is measured at the fair of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.
Transactions costs that the group incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expenses as incurred.
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
Financial assets measured at amortized cost:
An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate.
Available-for-sale financial assets:
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
Loans and receivables:
Impairment loss in respect of loans and receivables measured at amortized cost are calculated as the difference between their carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognized in the income statement.

Reversal of impairment loss:
An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognized in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognized in other comprehensive income and presented within equity.
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
Reversal of impairment loss:
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
Income taxes:
Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income.
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

Deferred taxation arising on investments in subsidiaries and associates is recognised except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred taxation arising on the temporary differences arising out of undistributed earnings of the equity method accounted investee is recorded based on the managment’s intention. If the intention is to realise the undistributed earnings through sale, deferred tax is measured at the capital gains tax rates that are expected to be applied to temporary differences when they reverse. However, when the intention is to realise the undistributed earnings through dividend, the Group’s share of the income and expenses of the equity method accounted investee is recorded in the statement of income, after considering any taxes on dividend payable by the equity method accounted investee and no deferred tax is set up in the Group’s books as the tax liability is not with the group.
Item 6. Directors, Senior Management and Employees
Directors and Executive Officers
The following table sets forth the name, age and position of each director and senior management executive officer of our Company as of March 31, 2010:

Name	Age	Designation
Raju Vegesna	50	Chairman, CEO and Managing Director
Ananda Raju Vegesna	50	Executive Director
C B Mouli (1)	63	Director, Chairman & Financial Expert of Audit Committee
S K Rao (1) (2) (3)	66	Director
T H Chowdary (2) (3)	78	Director & Chairman of Compensation & Nominating Committees
P S Raju (2)	56	Director
S R Sukumara (1) (2) (3)	65	Director
M P Vijay Kumar	40	Chief Financial Officer
C V S Suri	50	Chief Operating Officer
Pijush Kanti Das	56	President — Corporate Affairs
P J Nath	48	Executive President — Enterprise Solutions
Natesh Mani	50	President — Consumer Infrastructure Business
Baskar R Sayyaparaju	43	President — International Business
Aravind Mathur (4)	46	Chief Architect — Global Infrastructure Services
Venkata Rao Mallineni	42	Head — Portals and Consumer Marketing
Pranesh Babu	44	Chief Technology Officer
C R Rao	50	Vice President — Head HR & Administration
David Appasamy (4)	52	Chief Communications Officer
Ajith K N (4)	41	Head — HR

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating Committee.

(4)	Resigned as of June 30, 2010.
Raju Vegesna, Chairman, CEO and Managing Director, has been served as a Director of our Company since November 2005. He was appointed as the Chief Executive Officer and Managing Director of the Company effective July 18, 2006. Mr. Vegesna is a Silicon Valley entrepreneur who founded several leading edge technology companies, including Server Works Corporation, acquired by Broadcom in 2001. After that acquisition, and he had a brief stint with Broadcom. He holds a BS in Electrical Engineering from the University of Bangalore and holds an MS in Computer Engineering from Wayne State University, USA, and holds several patents in Microprocessor and Multiprocessor technology. He is also a Director of Server Engines LLC, Nulife Corp, USA., Raju Vegesna Infotech & Industries Private Limited and Server Engines (India) Private Limited.
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
P. S. Raju has served as a Director of our Company since February 2006. Mr P S Raju is a member of the Institute of Chartered Accountants of India. Mr Raju is an independent practising Chartered Accountant. He is also a Director of Server Engines (India) Private Limited, Surya Shakti Agro Tech Private Limited and Moven Minerals & Metals Private Limited.
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
Natesh Mani has served as President — Consumer Infrastructure Business since August 2009. He brings a wealth of experience in a career spanning 27 years, of which close to 22 years have been with Xerox Limited. His last assignment was with Xerox, as Director — Middle East & Africa, based out of Dubai, where he was responsible for a turnover of US$ 200 Mln per annum. He has a strong track record in the areas of Marketing, Sales Operations, and Channel development, which in turn has provided him with excellent exposure to business challenges of various kinds, and in varied environments.
Baskar R Sayyaparaju has served as President — International Business since August 2006. He handles broad experience across infrastructure operations, network management, process development, application development/deployment, database management, website operations, desktop support operations and data center management. Mr. Bhaskar has an M.S in Computer Science from Alabama A&M University.
Venkata Rao Mallineni has served as Head, Portals and Consumer services Marketing since September 2006.He has more than 15 years of experience in IT and Communications He is a Graduate in Engineering in Industrial Products and also a Post Graduate in Technology.
Pranesh Babu has served as Chief Technology Officer since October 2000. Currently, responsible for strategizing the Core Network and Access network Engineering and developing Services, Pranesh has been a key contributor in Sify’s Network expansion and in developing Network services for Enterprise and Retail Customers. With over 21 years of experience in the Telecom/Service provider industry and having handled diverse responsibilities, including projects, service delivery and engineering.

C R Rao has served as Vice President — Head HR & Administration since March 2009. He is a Graduate in Commerce and Law and also holds an MBA. He comes with an overall experience of 21 years with around 16 years of rich experience in Strategic Planning and Operations Management. Prior to joining the Sify, he was with GSA Lufthansa as Vice President, responsible for Tamil Nadu and Andhra Pradesh. His key responsibilities included Strategic Planning, Business Development, Sales and Marketing for the Cargo division.
We believe Infinity Capital Ventures, LP beneficially owned 26.06 % of our equity shares as of March 31, 2010. This shareholder is a party to the Subscription Agreement dated November 10, 2005 with our Company. The Subscription Agreement provides that, among other things, the Company shall appoint Mr Raju Vegesna as the Chairman of the Board of Directors, Infinity Capital shall also nominate another person to the Board of Directors and for so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital. In November 2005, Mr Raju Vegesna, a nominee of Infinity Capital Ventures, LP, was appointed as Chairman of our Board of Directors. In February 2006, the Company also appointed Mr. P S Raju as the second nominee of Infinity Capital to the Board of Directors.
We believe Infinity Satcom Universal Private Limited beneficially owned 27.23% of our equity shares as of March 31, 2010. Mr Ananda Raju Vegesna, Executive Director of the Company and brother of Mr Raju Vegesna, is the Managing Director of Infinity Satcom and beneficially owned majority shares of Infinity Satcom.
Director Compensation
Our Articles of Association provide that each of our directors may receive a sitting fee not exceeding the maximum limits prescribed under the provisions of the Indian Companies Act, 1956. Accordingly, our Directors, other than the Chairman and the Managing Director, have been receiving Rs.20,000 for each Board and Committee meeting attended by them, effective October 2005. Mr Raju Vegesna, who is our Chairman, CEO and Managing Director, does not receive any compensation for his service on our Board of Directors. Similarly, Mr Ananda Raju Vegesna, who is employed as our Executive Director, also does not receive any compensation for his service on our Board of Directors. Directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. T. H. Chowdary, a Director of our Company, has been receiving Rs.20,000 per month effective February 1, 2004 for the technical services rendered by him to us, after obtaining requisite Governmental permission for the same.
Officer Compensation
The following table sets forth all compensation paid by us during the fiscal year ended March 31, 2010 to our executive officers

	Summary Compensation Table
	(Rs. Million)
Name	Salary	Bonus

C V S Suri	1.01	—
Bhaskar R Sayyaparaju	6.20	—
M P Vijay Kumar	6.34	—
P J Nath	6.99	—
Natesh Mani	3.19	—
Pijush Kanti Das	3.40	0.60
Venkat Rao Mallineni	3.52	—
Pranesh Babu K	3.35	0.72
C R Rao	3.14	—
Arvind Mathur	7.66	—
David Appasamy	2.99	0.32
Ajith K N	2.80	0.22
During the fiscal year ended 31March 2010, 30,000 stock options to purchase equity shares were granted to Mr Natesh Mani President — Consumer Infrastructure Business. The exercise price of the options granted was Rs.98.24 and the options expire on October 22, 2014.

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
The Directors (who are not executive officers) are not entitled for any remuneration including any pension, retirement or similar benefit schemes.
The details of our contribution to provident fund in respect of the executive officers are set out below:

Rs. in
Name	million
C V S Suri	0.08
Bhaskar R Sayyaparaju	0.30
M P Vijay Kumar	0.33
P J Nath	0.33
Natesh Mani	0.17
Pijush Kanti Das	0.17
Venkat Rao Mallineni	0.17
Pranesh Babu K	0.15
C R Rao	0.18
Arvind Mathur	0.28
David Appasamy	0.14
Ajith K N	0.13
Gratuity expense is determined at an overall Company level based on an actuarial valuation performed by an independent actuary. Thus, the cost for the year ended March 31, 2010 in respect of gratuity and compensated absences towards executive officers of the Company was not separately determined. Gratuity cost relating to such executive officers is not estimated to be material.
We make bonus payments to employees including executive officers upon satisfactory achievement of the following two performance criteria.
(i) Performance of the Company: Represents bonus payable on achievement of overall revenue and net profit targets for the Company. These performance targets were not achieved for the year ended March 31, 2010 and no bonus was paid under this category.
(ii) Performance of the individual: Represents bonus payable on achievement of the individual’s Key Responsibility Areas (KRA) and Key Performance Indicators (KPI). These KRAs and KPIs vary in relation to each employee including executive officers and include both financial and non-financial parameters.
We have provided for Rs.26 million ($0.58 million) towards bonus payable for the year ended March 31, 2010 to employees including executive officers who have achieved the KRAs and KPIs.

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
Each of these Directors (Messers S.K.Rao, C.B.Mouli, S R Sukumara, T H Chowdary) continue to remain independent in accordance with Nasdaq rules.
Infinity Capital Ventures, LP, acquired the entire holding from Satyam Computer Services. In addition, in terms of the Subscription Agreement dated November 10, 2005 executed by the Company with them, they have acquired an additional 6,720,260 shares of the Company on a private transaction. At the conclusion of this transaction, their ownership in the Company was at 42%. Messrs. Raju Vegesna and P.S. Raju are the nominees of Infinity Capital Ventures, LP. Infinity Capital Ventures, LP’s holding of 42% has been reduced to 26.06% consequent to the transfer of shares of 4.00 million shares on a private transaction to Infinity Satcom Universal Limited as well as allotment of 10.53 million shares to Infinity Satcom Universal Private Limited towards purchase consideration on the merger of erstwhile Sify Communication Limited in which Infinity Satcom Private Limited was a minority share holder with Sify Technologies.
The terms of Messrs. C B Mouli and P S Raju expired at our Annual General Meeting held on September 27, 2010 and being eligible, they offered themselves for reappointment. The shareholders have reappointed them for their next tenure.
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
Details relating to Audit, Compensation and Nominating Committees of our board are provided below:
Audit Committee
Our Audit Committee is comprised of three independent directors, as determined under applicable Nasdaq rules. They are:
Mr C B Mouli;
Dr S K Rao; and
Mr S R Sukumara
The primary objective of the audit committee is to monitor and provide effective supervision of our financial reporting process with a view towards ensuring accurate, timely and proper disclosures and the transparency, integrity and quality of financial reporting. Our audit committee oversees the work carried out in the financial reporting process by our management, including the internal auditors and the independent auditor and reviews the processes and safeguards employed by each. In addition, our audit committee has the responsibility of oversight and supervision over our system of internal control over financial reporting, audit process, and process for monitoring the compliance with related laws and regulations. The audit committee recommends to our Board the appointment of our independent registered auditors and approves the scope of both audit and non-audit services. All members of the Audit Committee meet the independence and majority of them meet financial literacy requirements as defined by applicable Nasdaq and SEC rules.
The Audit Committee held five meetings in person during fiscal 2010.
The Audit Committee has adopted a charter and it is reviewed annually.

Compensation Committee
Our Compensation Committee consists entirely of non-executive, independent directors as determined under applicable Nasdaq rules, and consists of:
Dr T H Chowdary;
Dr S K Rao;
Mr S R Sukumara; and
Mr P S Raju
The Compensation Committee of the Board of Directors determines the salaries, benefits and stock option grants for our employees, consultants, directors and other individuals compensated by our Company. The Compensation Committee also administers our compensation plans.
The Compensation Committee held four meetings in person during fiscal 2010.
The Compensation Committee has adopted a charter and reviewed annually.
Nominating Committee
The Nominating Committee of the board consists exclusively of the following non-executive, independent directors as determined under applicable Nasdaq rules:
Dr T H Chowdary;
Dr S K Rao; and
Mr S R Sukumara
The purpose of our Nominations Committee is to oversee our nomination process for our top level management and specifically to identify, screen and review individuals qualified to serve as our Executive Directors, Non Executive Directors and Independent Directors consistent with criteria approved by our board and to recommend, for approval by our board, nominees for election at our annual general meeting of shareholders.
No meetings were held during the year 2009-10 as there was no requirement.
The Nominations Committee has adopted a charter.
Employees
As of March 31, 2010, we had 1,885 employees, compared with 2,279 as of March 31, 2009. Of our current employees, 134 are administrative, 364 form our sales and marketing staffs, 63 are in product and content development, 1280 are dedicated to technology and technical support, and 44 are in business process and customer care. None of our employees are represented by a union. We believe that our relationship with our employees is good.
Stock Ownership
The following table sets forth information with respect to the beneficial ownership of our equity shares as of September 30, 2010 by each director and our senior management executives. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

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
Employee Stock Option Plan
We have an Associate Stock Option Plan, or ASOP, which provides for the grant of options to employees of our Company. The ASOP 2007 was approved by our Board of Directors and our shareholders in September 2007 and 2,000,000 shares were reserved for issuance under the plan. This was in addition to the earlier ASOP Plans of 2000, 2002 and 2005. A total of 5.73 million equity shares are currently reserved for issuance under our ASOP Plans. As of March 31, 2010, we had outstanding an aggregate of 1,078,800 options (net of 93,636 options forfeited by employees ) under our ASOP Plans with a weighted average exercise price equal to approximately Rs.149.21 ($3.31) per equity share.
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
Item 7. Major Shareholders and Related Party Transactions
Principal Shareholders
The following table sets forth information with respect to the beneficial ownership of our equity shares as of September 30, 2010 by each person or group of affiliated persons who is known by us based on our review of public filings to beneficially own 5% or more of our equity shares. The table gives effect to equity shares issuable within sixty days upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned. The information below is based on a review of filings made by such persons with the SEC.
Mr Raju Vegesna, the Co-Trustee of the Vegesna Family Trust, which is the owner of Infinity Capital Venture Management LLC, which is the general partner of Infinity Capital Ventures, LP, exercise voting control and dispositive power over the equity shares owned by Infinity Capital Ventures, LP. Mr Raju Vegesna, CEO and MD of our Company, is affiliated with Infinity Capital Ventures, LP.
Infinity Satcom Universal Private Limited is owned and controlled by Mr Ananda Raju Vegesna, Executive Director of the Company and the brother of Mr Raju Vegesna, Chairman and Managing Director of the Company. Mr Ananda Raju Vegesna is the Managing Director of the Infinity Satcom Universal Private Limited.

	Equity Shares
	Beneficially owned
Beneficial Owner	Number	Percent
Infinity Capital Ventures, LP, 11601 Wilshire Boulevard, Suite 1900, Los Angeles, CA 90025	13,902,860	26.06
Vegesna Family Trust, LP, 11601 Wilshire Boulevard, Suite 1900, Los Angeles, CA, 90025	578,191	1.08

Infinity Satcom Universal Private Limited, Visakhapatnam	14,530,000	27.24
Details of significant change in the percentage ownership held by the major shareholders:

	2007-08		2008-09		2009-10
Name of the shareholder	No. of shares	%	No. of shares	%	No. of shares	%
Infinity Capital Ventures, LP, USA	17,902,860	41.81	17,902,860	41.81	13,902,860	26.06
Vegesna Family Trust, USA	578,191	1.35	578,191	1.35	578,191	1.08
Infinity Satcom Universal Private Limited *	—	—	—	—	14,530,000	27.24
The Company has not issued any shares having differential voting rights and hence the Company’s major shareholders do not have differential voting rights.
United States Shareholders
As of March 31, 2010, 38,820,846 of our ADSs were held in the United States and we had approximately 17,108 shareholders in the United States. Each ADS represents one equity share.
Host country Shareholders
As on March 31, 2010, 14,530,652 of our equity shares were held in India and we had 21 shareholders of record in India. Each equity share has a par value of Rs.10/- each.
Control of Registrant
Based on our review of filings made with the SEC, we believe Infinity Capital Ventures, LP beneficially owned 26.06 % of our equity shares as of March 31, 2010. This shareholder is a party to the Subscription Agreement dated November 10, 2005 with our Company. The Subscription Agreement provides that, among other things, the Company shall appoint Mr Raju Vegesna as the Chairman of the Board of Directors, Infinity Capital shall also nominate another person to the Board of Directors and for so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital. In November 2005, Mr Raju Vegesna, a nominee of Infinity Capital Ventures, LP, was appointed as Chairman of our Board of Directors. In February 2006, the Company also appointed Mr. P S Raju as the second nominee of Infinity Capital to the Board of Directors.
Infinity Satcom Universal Private Limited, India also beneficially owned 27.24% of our equity shares as of March 31, 2010. Mr Ananda Raju Vegesna, brother of Mr Raju Vegesna controls Infinity Satcom and serves as the Executive Director of the Company.
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

Circumstances may arise in which the interests of Infinity Capital Ventures, LP or Infinity Satcom Universal Private Limited or a subsequent purchaser of their shares could conflict with the interest of our other shareholders or holders of our ADSs. These shareholders could prevent or delay a change in control of our Company even if a transaction of that sort would be beneficial to our other shareholders, including the holders of our ADSs.
On October 30, 2010, we consummated the issuance and sale of 125,000,000 of our equity shares in a private placement with our promoter group, including an entity affiliated with our Chairman and Chief Executive Officer, Mr Raju Vegesna. See note 42in the notes to the financial statements in this Annual Report on Form 20-F.
Forfeiture of equity shares issued in a private placement
During the year ended March 31, 2008, Sify proposed a scheme of amalgamation to merge Sify Communications Limited (erstwhile subsidiary) with the Company and made applications to the appropriate authorities in India for approval of the proposed scheme of amalgamation with a to take over the IP-VPN services from Sify Communications Limited ( erstwhile subsidiary) upon the consummation of the merger. Under the provisions of the local telecom regulations, a Company engaged in the business of providing IP-VPN services was required to maintain Indian shareholding at least 26% of the total paid up share capital of the Company. In order to maintain the Indian shareholding at 26% in Sify consequent to the approval of the proposed scheme of amalgamation, Sify and Infinity Satcom Universal, an Indian entity (the Purchaser) entered into a Subscription Agreement (effective March 24, 2008), whereby the Company agreed to sell, and Infinity agreed to purchase, 12,817,000 equity shares of the Company (herein after referred to as ‘the Share Purchase’), at a per share purchase price of USD $4.46/ — per share (referred to as ‘the Purchased Shares’), equivalent to Rs. 175/- per share in Indian Rupees.
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
The Company received a sum of Rs.112,149 (comprising of Rs.12,817 towards face value and Rs.99,332 towards securities premium) and called up a sum of Rs.448,595 (comprising of Rs.25,634 towards face value and Rs.422,961 towards securities premium). Subsequent to fiscal 2008, the Company withdrew its applications made to appropriate authorities for the approval of the proposed scheme of amalgamation with Sify Communications Limited (erstwhile subsidiary). Consequent upon the withdrawal of the merger, Infinity Satcom Universal communicated to Sify that they would not contribute to calls already made and any balance monies which would become payable under the Subscription Agreement. Hence, the Board of Directors forfeited the shares allotted and the monies collected (Rs. 112,149 including sums towards capital and premium) at the meeting held on August 29,2008.
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
Merger of Sify Communications Limited with Sify Technologies Limited
In November 2008, the Board of Directors of Sify Technologies Limited and Sify Communications limited decided to merge Sify Communications with Sify Technologies in view of the benefits accruing due to synergy of combined operations, availing of tax benefits, maximizing the utilisation of the infrastructural facilities, human, financial and other resources etc. Based on a petition for the Scheme of Amalgamation filed with the High Court of Madras, India, the Court has approved the Scheme vide its order dated 26th June, 2009. Consequent upon the consummation of merger, the Company has taken over the assets and liabilities of Sify Communications (erstwhile subsidiary) and Sify Communications ceased to exist and got dissolved without winding up.
As per the Scheme, Sify Technologies has issued and allotted 10,530,000 Equity Shares of Rs.10/- each to Infinity Satcom, the only outside shareholder, towards the consideration for the assets and liabilities taken over by the Company.

Issuance of Equity Shares on private placement:
On October 30, 2010, we consummated the issuance and sale of 125,000,000 of our equity shares in a private placement with our promoter group, including an entity affiliated with our Chairman and Chief Executive Officer, Mr Raju Vegesna. See note 42in the notes to the financial statements in this Annual Report on Form 20-F.
The proceeds from the proposed issue will be utilised for working capital, ongoing capital expenditure and future expansion plans of the Company.
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
VALS Developers Private Limited (“VALS”) is owned and controlled by Raju Vegesna Infotech & Industries Private Limited, in which Mr. Raju Vegesna, our principal share holder and Chief Executive Officer, is holding 94.66% equity in his personal capacity. During the year ended March 31, 2009, Sify entered into a memorandum of understanding with VALS Developers Private Limited to obtain land and building which is in the process of being constructed on a long term lease. The lease agreement, when final and executed, is expected to have an initial non-cancellable term of 5 years, with a further option for Sify to renew or cancel the lease for the incremental five year terms. In connection with this memorandum of understanding, Sify has paid a security deposit of Rs.125,700 and advance rental of Rs.157,125 to VALS. The security deposit will be refunded at the end of lease term and the advance rental would be adjusted over 15 months from the commencement of lease term. It is customary in India that whenever a premises is taken up on lease for commercial purpose, a rental advance is paid in multiple months of rent (e.g.) 10 months of rent, which shall be refunded at the time of vacating the premises without any interest.
The Company has entered has into a lease agreement with Ms Radhika Vegesna, Daughter of Mr Anand Raju Vegesna, Executive Director of the company, to lease the premises owned by her for a period of three years effective June 1, 2010 on a rent of Rs.255,760 per month and payment of refundable security deposit of Rs.2,557,600. This arrangement will be automatically renewed for a further period of two blocks of three years with all the terms remaining unchanged.
Loans to employees
We provide salary advances to our employees in India who are not executive officers or directors. The annual rate of interest for these loans is 0%. As of March 31, 2010, there were no loan outstanding from any employees.
Item 8. Financial Information
Financial Statements
We have elected to provide financial statements pursuant to Item 18 of Form 20-F. No significant change has occurred since the date of our annual financial statements for fiscal 2009.

Legal Proceedings
a) The Group and certain of its officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in Sify’s initial public offering of American Depositary Shares as defendants. This class action is brought on behalf of a purported class of purchasers of Sify’s ADSs from the time of Sify’s Initial Public Offering (“IPO”) in October 1999 through December 2000. The central allegation in this action is that the underwriters in Sify’s IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased Sify’s ADSs in the IPO and the aftermarket. The complaint also alleges that Sify violated the United States Federal Securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits.
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
On August 14, 2007, the plaintiffs filed Amended Master Allegations. On September 27, 2007, the Plaintiffs filed a Motion for Class Certification. Defendants filed a Motion to Dismiss the focus cases on November 9, 2007. On March 26, 2008, the Court ruled on the Motion to Dismiss, holding that the plaintiffs had adequately pleaded their Section 10(b) claims against the Issuer Defendants and the Underwriter Defendants in the focus cases. As to the Section 11 claim, the Court dismissed the claims brought by those plaintiffs who sold their securities for a price in excess of the initial offering price, on the grounds that they could not show cognizable damages, and by those who purchased outside the previously certified class period, on the grounds that those claims were time barred. This ruling, while not binding on the Company’s case, provides guidance to all of the parties involved in this litigation. On October 2, 2008, plaintiffs requested that the class certification motion in the focus cases be withdrawn without prejudice. On October 10, 2008, the Court signed an order granting that request. On April 2, 2009, the parties lodged with the Court a motion for preliminary approval of a proposed settlement between all parties, including the Company and its former officers and directors. The proposed settlement provides the plaintiffs with $586 million in recoveries from all defendants. Under the proposed settlement, the Issuer Defendants collectively would be responsible for $100 million, which would be paid by the Issuers’ insurers, on behalf of the Issuer Defendants and their officers and directors.
Accordingly, any direct financial impact of the proposed settlement is expected to be borne by the Company’s insurers. On June 12, 2009, the Federal District Court granted preliminary approval of the proposed settlement. On October 6, 2009, the District Court issued an order granting final approval of the settlement. Subsequent to the final approval of Settlement agreement by the District court, there are several notices of appeal filed. Most were filed by the same parties that objected to the settlement in front of the District Court. These will likely be consolidated into a single appeal and briefing schedule will be provided shortly. Any direct financial impact of the preliminary approved settlement is expected to be borne by the Company’s insurers. The Company believes, the maximum exposure under this settlement is approximately US$ 338,983, an amount which the Company believes is fully recoverable from the Company’s insurer.
(b) During the year,
•
On October 12, 2009, Department of Telecommunications (‘DOT’) raised a demand on Sify Technologies for INR 14 million after correcting the arithmetical error in the Assessment letter issued by the DoT.

•	On February 26, 2010 DOT raised a demand on Sify Communications (erstwhile subsidiary merged with Sify Technologies Limited) for INR 26 million.

These demands were primarily alleged that Sify has not paid license fee on the following;
•	Certain items of income have been considered by DOT as licensed activities for payment of licensee fee as the information was not available to DOT.
•
Certain items like other income, interest on deposits, gain on foreign exchange fluctuation, profit on sale of assets, provision written back has been considered by DOT as income eligible for licensed activities as against the Company’s claim that they are not liable for license fee.

The Company has responded to the above said demand notices stating that the above demands are not tenable as the demands were not in accordance with the Telecom Disputes Settlement & Appellate Tribunal (‘TDSAT’) Order which has clarified in its Order that the items of income which are liable for license fee and items of income on which license fees are not liable to be paid. However the TDSAT Order has been challenged in Supreme Court by DoT and Associations of service providers and finality would be arrived only after the decision of the Court. The Company currently pays license fee in accordance with the TDSAT Order and Sify believes that it has adequate legal defenses for these demands and the ultimate outcome of these actions will not have a material adverse effect on Sify.

(ii) During the year, in November 2009, the Company received a demand notice pertaining to the allocation of spectrum in the 3.3-3.4 GHz frequency, from DoT, demanding INR 345 million towards spectrum charges payable from the date of issue of allocation letter for 170 Base Stations. As per the notice, in case no payment is received within 15 days from the date of issue of the notice, then it would be presumed that the Company is no longer interested for the frequency assignments in 3.3-3.4 GHz band.
Whilst the Company received allotment letter for Spectrum in 3.3 GHz band (3303.5/3353.5 MHz) (Total 12 MHz) the Company had neither started any operations in this frequency band nor had applied for any Operating License from DoT/ Wireless Planning Commission (WPC). Sify believes that the obligation to make payment will arise only after obtaining the operating license from DoT/WPC. Sify also believes that it has adequate legal defenses for these demands, as the Company has not yet obtained any operative license, hence such demand is not tenable. Nevertheless, the Company has as a commitment to hold and use the spectrum in the above band has paid INR 11.56 million towards 40 Base Stations and has surrendered the remaining 130 Base Stations. The Company believes that the ultimate outcome of these actions will not have a material adverse effect on Sify.
c) The Group is party to additional legal actions arising in the ordinary course of business. Based on the available information, as at March 31, 2010, Sify believes that it has adequate legal defences for these actions and that the ultimate outcome of these actions will not have a material adverse effect on Sify. However in the event of adverse judgement in all these cases, the maximum financial exposure would be Rs 9,051 (March 31, 2009: Rs 9,200)
Dividends
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
Item 9. The Offer and Listing
Trading Markets
There is no public market for our equity shares in India, the United States or any other market. Our ADSs evidenced by American Depository Receipts, or ADRs, are traded in the United States only on the Nasdaq Global Market. Each ADS represents one equity share. The ADRs evidencing ADSs were issued by our depository, Citibank, N.A., pursuant to a Deposit Agreement.

Price History
Our ADSs commenced trading on the Nasdaq Market on October 19, 1999. The tables below set forth, for the periods indicated, high and low trading prices for our ADSs in United States dollars:
Prior Fiscal Years

	High	Low
Fiscal year ended	$	$
March 31, 2010	1.76	1.59
March 31, 2009	5.30	0.42
March 31, 2008	10.47	4.00
March 31, 2007	14.78	7.43
March 31, 2006	14.58	3.81
Quarters of Prior Fiscal Years

	High	Low
Fiscal year ended March 31, 2009	$	$
First Quarter	5.41	3.73
Second Quarter	3.89	1.60
Third Quarter	2.05	0.42
Fourth Quarter	1.82	0.48

	High	Low
Fiscal year ended March 31, 2010	$	$
First Quarter	1.74	1.66
Second Quarter	2.26	2.17
Third Quarter	1.75	1.70
Fourth Quarter	1.76	1.59
Most recent six months

	High	Low
Month	Rs.	Rs.
October 2010	2.81	1.95
September 2010	2.97	1.25
August 2010	1.50	1.22
July 2010	1.50	1.30
June 2010	1.35	1.30
May 2010	1.44	1.38
April 2010	1.69	1.66
March 2010	1.76	1.59
Item 10. Additional Information
Our authorized share capital is Rs. 610,000,000 shares, divided into 61,000,000 Equity Shares, having a par value Rs.10 per share. As of March 31, 2010, 53,351,498 Equity Shares were issued, outstanding and fully paid, compared to 42,820,082 Equity Shares as of March 31, 2009. During the fiscal year ended March 31, 2010, the Company had issued 10,530,000 equity shares, par value Rs.10 per share to Infinity Satcom Universal Private Limited towards the consideration for the assets and liabilities taken over by the Company consequent to the merger of Sify Communications Limited with the Company and 1,416 equity shares, par value Rs.10 per share to an employee in respect of the exercise of the grants under Associate Stock Option Plan.
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

A total of 5.73 million equity shares are reserved for issuance under our Associate Stock Option Plans (ASOPs). As of March 31, 2010, we had outstanding an aggregate of 1,078,800, options (net of 93,616 options forfeited by employees) under our ASOP with a weighted average exercise price equal to approximately Rs.149.21 ($3.31) per equity share. The unamortized stock compensation expense related to these grants amounted to Rs 28.43 million as of March 31, 2010.
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
On March 24, 2008, the Company received a sum of Rs 112.14 million (comprising of Rs 12.81 towards face value and Rs 99.33 million towards securities premium / share premium). Subsequently, Infinity Satcom Universal communicated to the Company vide their letter dated August 27, 2008 that consequent to the merger petition of Sify Communications Limited amalgamating with Sify Technologies Limited has been withdrawn from the High Court of Madras, that they would focus their attention on the business of Sify Communication Limited and hence shall not contribute the balance money towards the subscription of 12,817,000 Equity Shares on call. On August 29, 2008, the Board of Directors, forfeited the shares allotted and the application monies collected (Rs. 112.14 million including sums towards capital and premium).
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

Board of Directors
In terms of the provisions of the Articles of Association of the Company and the Indian Companies Act, 1956:
(a)	no director of the Company can vote on a proposal, arrangement or contract in which he is materially interested;

(b)	the directors of the Company cannot vote on a proposal in the absence of an independent quorum for compensation to themselves or their body;

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
Dividends
Under the Indian Companies Act, unless our Board of Directors recommends the payment of a dividend which is then declared by our shareholders in a general meeting, we may not declare a dividend. However, the board is not obliged to recommend a dividend Similarly, under our Articles of Association and the Indian Companies Act, although the shareholders may, at the annual general meeting, approve a dividend in an amount less than that recommended by the Board of Directors, they cannot increase the amount of the dividend. In India, dividends generally are declared as a percentage of the par value of a Company’s equity shares. The dividend recommended by the Board of Directors, and thereafter declared by the shareholders in general meeting and subject to the limitations described above, is required to be distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the declaration by the shareholders at the annual general meeting. Pursuant to our Articles, our Board of Directors has the discretion to declare and pay interim dividends without shareholder approval. Under the Indian Companies Act, dividends can only be paid in cash to the registered shareholder, the shareholder’s order or the shareholder’s banker’s order, at a record date fixed on or prior to the date of the Annual General Meeting. We must inform the stock exchanges on which our equity shares and ADSs are listed on the record date for determining the shareholders who are entitled to receive dividends.
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
Ordinary resolutions may be passed by simple majority of those present and voting at any general meeting for which the required period of notice has been given. However, specified resolutions such as amendments to our Articles and the Memorandum of Association, commencement of a new line of business, the waiver of preemptive rights for the issuance of any new shares and a reduction of share capital, require that votes cast in favor of the resolution (whether by show of hands or on a poll) are not less than three times the number of votes, if any, cast against the resolution by members so entitled and voting. As per the Indian Companies Act, unless the articles of association of a Company provide for all directors to retire at every annual general meeting, not less than two-third of the directors of a public Company must retire by rotation, while the remaining one-third may remain on the board until they resign or are removed. Our Articles of Association require two thirds of our Directors to retire by rotation. One-third of the directors who are subject to retirement by rotation must retire at each Annual General Meeting. Further, the Indian Companies Act requires certain resolutions such as those listed below to be voted on only by a postal ballot:
•	amendments of the memorandum of association to alter the objects of the Company and to change the registered office of the Company under section 146 of the Indian Companies Act;
•	the issuance of shares with differential rights with respect to voting, dividend or other provisions of the Indian Companies Act;
•	the sale of the whole or substantially the whole of an undertaking or facilities of the Company;
•	providing loans, extending guarantees or providing a security in excess of the limits allowed under Section 372A of the Indian Companies Act;
•	varying the rights of the holders of any class of shares or debentures;
•	the election of a director by minority shareholders; and
•	the buyback of shares.
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
Annual General Meetings of Shareholders
We must convene an annual general meeting of shareholders each year within 15 months of the previous annual general meeting or within six months of the end of previous fiscal year, whichever is earlier and may convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10% of our paid up capital carrying voting rights. In certain circumstances a three month extension may be granted by the Registrar of Companies to hold the Annual General Meeting. The Annual General Meeting of the shareholders is generally convened by our Company Secretary pursuant to a resolution of the board of directors. In addition, the Board may convene an Extraordinary General Meeting of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10% of our paid up capital carrying voting rights. Written notice setting out the agenda of any meeting must be given at least 21 days prior to the date of the General Meeting to the shareholders of record, excluding the days of mailing and date of the meeting. Shareholders who are registered as shareholders on the date of the General Meeting are entitled to attend or vote at such meeting. The Annual General Meeting of shareholders must be held at our registered office or at such other place within the city in which the registered office is located, and meetings other than the Annual General Meeting may be held at any other place if so determined by the board of directors.
Our Articles provide that a quorum for a general meeting is the presence of at least five shareholders in person.
2010 Annual General Meeting
Our Annual General Meeting for the fiscal year 2010 was held on September 27, 2010 at the registered office of our Company, 2nd Floor, Tidel Park, 4 Rajiv Gandhi Salai, Taramani, Chennai 600 113, India.
At the Annual General Meeting, the shareholders have approved the following items:
•	Adopted of audited financials for the year ended March 31, 2010 as per Indian GAAP.
•	Reappointment of Messers CB Mouli and PS Raju as directors.
•	Appointment of M/s CKS Associates as statutory auditors in the place of M/s B S R & Co.
•	Reappointment of Mr Anand Raju Vegesna as executive director.
•	Enhancement of borrowing powers of the company.
•	Authority to create security on the assets of the company.
•	Enhancement of authorised share capital.
•	Issue of further shares to the promoters group.

Limitations on the Rights to Own Securities
The limitations on the rights to own securities of Indian companies, including the rights of non-resident or foreign shareholders to hold securities, are discussed in the section entitled “Ownership Restrictions” below.
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
Pursuant to Section 111A(3), if a transfer of shares contravenes any of the provisions of the Indian Companies Act and Securities and Exchange Board of India Act, 1992 or the regulations issued there under or the Sick Industrial Companies (Special Provisions) Act, 1985 or any other Indian laws, the CLB/Tribunal may, on application made by the relevant Company, a depository incorporated in India, an investor, a participant, or the Securities and Exchange Board of India or other parties, direct the rectification of the register, record of members and/or beneficial owners. Pursuant to Section 111A(4),the CLB/Tribunal may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its investigation into the alleged contravention. Notwithstanding such investigation, the rights of a shareholder to transfer the shares will not be restricted.
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
iv) Unlisted companies, which have not yet accessed the ADR/GDR route for raising capital in the international market, would require prior or simultaneous listing in the domestic market, while seeking to issue such overseas instruments. Unlisted companies, which have already issued ADRs/GDRs in the international market, have to list in the domestic market within three years of having started making profit. Further, they are prohibited to issue further ADRs/GDRs till the listing in the domestic market is completed.
Takeover Code
Upon conversion of ADSs into equity shares, a holder of ADSs will be subject to the Takeover Code as prescribed by the Security Exchange Commission of India.
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
The period of 60 days referred to above shall be read as 182 days (i) in case of a citizen of India who leaves India in a previous year for the purposes of employment outside of India or (ii) in the case of a citizen of India or a person of Indian origin living abroad who visits India or (iii) a member of crew of Indian ship.
Taxation of Distributions. The Finance Act, 2003 has inserted with effect from April 1, 2003, dividend income from domestic Company will be exempt from tax in the hands of shareholders as the domestic companies will be liable to pay a dividend distribution tax at the rate of 16.995 % inclusive of applicable surcharge and education cess. The Finance Act, 2008 introduced Section 115 O (1A) effective April 1, 2008 under which a domestic Company, subject to certain conditions, can set off the dividend income received from its subsidiary from the amount of dividend income declared by it to its shareholders and would therefore be liable to dividend distribution tax only on the balance dividend after such set-off. Any distributions of additional ADSs or equity shares to resident or non-resident holders will not be subject to Indian tax. Similarly, the acquisition by a non-resident holder of equity shares upon redemption of ADSs will not constitute a taxable event for Indian income tax purposes as it is not regarded as transfer under sec 47(xa) of the Indian Income tax laws. Such acquisition will, however, give rise to a stamp duty as described below under “Stamp Duty and Transfer Tax.”

Minimum Alternate Tax. The Indian Government had introduced Section 115JA to the Income Tax Act which came into effect in April 1, 1997, to bring certain zero tax companies under the ambit of a Minimum Alternative Tax, or MAT. If the taxable income of a Company computed under this Act, in respect of a previous year was less than 30% of its book profits, the total income of such Company chargeable to tax for the relevant previous year shall be deemed to be an amount equal to 30% of such book profits. Effective April 1, 2001, Finance Act, 2000 introduced Section 115JB, pursuant to which the income of companies eligible for tax holiday under sections 10A or 10AA of the Act was exempted from MAT. The amount of income to which any of the provisions of section 10A or section 10AA apply, was reduced from the book profit for the purposes of calculation of income tax payable under the aforesaid section. The Finance Act, 2007 included income eligible for deductions under sections 10A and 10B of the Act in the computation of book profits for the levy of MAT. The rate of MAT for domestic companies, effective April 1, 2007, was 11.33% (inclusive of applicable surcharge and education cess) and levied on its book profits. The Income tax Act provides that the MAT paid by the companies can be adjusted against its tax liability under the normal provisions of the India Income tax laws but limited to the extent that is over and above the tax computed under MAT provisions over the next seven years which is being increased to 10 years by the Finance (No 2) Act 2009. The Finance Act (No 2) 2009 has increased the rate of MAT to 16.995%(inclusive of applicable surcharge and education cess) and increased the number of years to 10 years to carry forward the MAT credit. The rate was further increased to 19.93% by the Finance Act 2010.
Fringe Benefits Tax. The Finance Act, 2007 imposed a Fringe Benefits Tax, or FBT in respect of any specified security or sweat equity shares allotted or transferred, directly or indirectly, by a Company free of cost or at concessional rate to its current or former employees. The FBT is applicable for all options granted under a Company’s stock option plan, where such option is exercised on or after April 1, 2007. The value of fringe benefit is the fair market value, or FMV, of the specified security or share as on the date of vesting of the option with the employee as reduced by the amount actually paid by, or recovered from the employee in respect of such security or share. The value of the fringe benefit is subject to FBT at the rate of 33.99%, inclusive of applicable surcharge and education cess. The Finance Act, 2007 introduced a new section 115WKA in the Income Tax Act enabling an employer to recover FBT payable in respect of specified securities or sweat equity shares from its employees. The Finance Act, 2008 introduced a new section 115WKB, effective April 1, 2008, which provides that FBT paid by the employer and subsequently recovered from the employee shall be deemed to be tax paid by the employee in relation to the value of fringe benefits provided to him. However, the employee is not entitled to any refund of such deemed payment of tax and shall not be entitled to any claim of credit against any other tax liability. The Ministry of Finance has abolished the FBT from fiscal 2009- 2010 onwards.
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
Subject to any relief provided pursuant to an applicable tax treaty, any gain realized on the sale of equity shares to an Indian resident or inside India generally will be subject to Indian capital gains tax. However, the acquisition by non-resident holders of equity shares in exchange for ADSs will not be subject to Indian capital gains tax. When the sale of equity shares is liable to capital gain tax the cost of acquisition for computing the tax is taken as the original cost of acquisition of the ADSs by virtue of the section 49(2A) of the Indian Income tax laws. Therefore, the original cost of acquisition of the ADSs may be treated as the cost of acquisition for the purposes of determining the capital gains tax. According to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme, a non-resident holder’s holding period for purposes of determining the applicable Indian capital gains tax rate in respect of equity shares received in exchange for ADSs commences on the date of the notice of the redemption by the depository to the custodian. The India-U.S. Treaty does not provide an exemption from the imposition of Indian capital gains tax.
Under Section 115AC, taxable gain realized in respect of equity shares held for more than 12 months, or long-term gain, is subject to tax at the rate of 10.30%. Taxable gain realized in respect of equity shares held for 12 months or less, or short-term gain, is subject to tax at variable rates with a maximum rate of 41.20%. The actual rate of tax on short-term gain depends on a number of factors, including the country of residence of the non-resident holder and the type of income chargeable in India.
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
Gift Tax and Estate Duty. Indian gift tax was abolished in October 1998. In India, there is no estate duty law. As a result, no estate duty would be applicable in India. Non-resident holders are advised to consult their own tax advisors in this context. However, gift receipt by non-relatives or firms or closely held companies would be taxed as income in the hands of the recipient under the Income tax Act. Yet, gifts between non-residents (being transfers outside India) would not get taxed in India.
Service Tax. Brokerage or commission paid to stock brokers in connection with the sale or purchase of shares is subject to a service tax of 10.30%. The stock broker is responsible for collecting the service tax from the shareholder and paying it to the relevant authority
Income Tax Matters
The statutory corporate income tax rate and the surcharge thereon are subject to change in line with the changes announced in the Union Budget each year. For fiscal year 2009, the corporate income tax rate was 30%, subject to a surcharge of 10% and education cess of 2% and 1% secondary and higher education cess, resulting in an effective tax rate of 33.99%. For fiscal year 2010 also, the corporate income tax rate is 30%, subject to a surcharge of 7.50% and education cess of 2 % and 1% secondary and higher education cess, resulting in an effective tax rate of 33.2175%. We cannot assure you that the current income tax rate will remain unchanged in the future. We also cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be levied by the Government of India. Until April 1, 2002, dividends declared, distributed or paid by an Indian corporation were subject to a dividend tax of 10.2%, including the applicable surcharge for fiscal 2002, of the total amount of the dividend declared, distributed or paid. This tax is not paid by shareholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation before distribution of a dividend. Effective April 1, 2002, Indian companies were no longer to be taxed on declared dividends. The Finance Act, 2003 proposed that after April 1, 2003, dividend income will be exempt from tax for shareholders and that domestic companies will be liable to pay a dividend distribution tax at the rate of 12.5% plus a surcharge and education cess at the time of the distribution. The Finance Act 2007 has increased the rate of dividend distribution tax to 15% plus applicable surcharge and education cess resulting in an effective rate of 16.995%.
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
Subject to certain limitations, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a ‘qualified foreign corporation’ for United States federal income tax purposes. A qualified foreign corporation includes a foreign corporation if (1) its shares (or, according to legislative history, its ADSs) are readily tradable on an established securities market in the United States or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States. In addition, a corporation is not a qualified foreign corporation if it is a passive foreign investment Company (as discussed below). The ADSs are traded on the Nasdaq Global Market. Due to the absence of specific statutory provisions addressing ADSs, however, there can be no assurance that we are a qualified foreign corporation solely as a result of our listing on Nasdaq Global Market. Nonetheless, we may be eligible for benefits under the comprehensive income tax treaty between India and the United States. The reduced rate of taxation will not apply to dividends received in taxable years beginning after December 31, 2010. Each U.S. holder should consult its own tax advisor regarding the treatment of dividends and such holder’s eligibility for a reduced rate of taxation.
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
Item 12. Description of Securities Other Than Equity Securities
Item 12(d). American Depositary Shares
Citibank, N.A. (the “Depositary”) serves as the depositary for our ADSs, pursuant to that certain Deposit Agreement by and between the Company and the Depositary, dated as October 18, 1999, as amended from time to time. ADS holders are required to pay various fees to the Depositary and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid. For purposes of this section, “Shares” means the Company’s equity shares.
The fees and charges payable by holders of our ADSs include the following:
(i)	a fee not in excess of US $5.00 per 100 ADSs is charged for each issuance of ADS upon deposit of Shares, excluding certain issuances described below;

(ii)	a fee not in excess of US $5.00 per 100 ADSs is charged for each surrender of ADSs, property and cash in exchange for the underlying deposited securities;

(iii)	a fee not in excess of US $2.00 per 100 ADSs for each distribution of cash dividend or other cash distribution pursuant to the deposit agreement;

(iv)	a fee not in excess of US $2.00 per 100 ADSs for the distribution of ADSs pursuant to stock dividends or other free distributions or an exercise of rights; and

(v)	a fee not in excess of $5.00 per 100 ADSs for depositary services.

Additionally, under the terms of our deposit agreement, the depositary is entitled to charge each registered holder, beneficial owner, persons depositing Shares and person surrendering ADS for cancellation and for the purpose of withdrawing deposited securities the following:
(i) taxes (including applicable interest and penalties) and other governmental charges;
(ii) such registration fees as may from time to time be in effect for the registration of shares or other deposited securities on the share register and applicable to transfers of shares or other deposited securities to or from the name of the custodian, the Depositary or any nominees upon the making of deposits and withdrawals, respectively;
(iii) such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of the person depositing shares or holders and beneficial owners of ADSs;
(iv) the expenses and charges incurred by the Depositary in the conversion of foreign currency;
(v) such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to shares, deposited securities, ADSs and ADRs; and
(vi) the fees and expenses incurred by the Depositary in connection with the delivery of deposited securities.
If any tax or other governmental charge is payable by the holders and/or beneficial owners of ADSs to the depositary, the depositary, the custodian or the Company may withhold or deduct from any distributions made in respect of deposited securities and may sell for the account of the holder and/or beneficial owner any or all of the deposited securities and apply such distributions and sale proceeds in payment of such taxes (including applicable interest and penalties) or charges, with the holder and the beneficial owner thereof remaining fully liable for any deficiency.
Direct and Indirect Payments by the Depositary to Sify
Pursuant to the Deposit Agreement with Citibank, we received the following payments from Citibank during the fiscal year ended March 31, 2010 in connection with our ADS Program:

Fee	Amount in $USD
Broker Fee	52,837.95
Call Charges	767.05
Fee for material related to our Extraordinary General Meeting	3,342.62
Internet, telephone and mail charges	380.26
Notice mailing	904.59
Printing and mailing	14,136.86
Processing Fees	26,759.90
Processing Fees for Annual meeting	24,406.54
Text Conversion charges	900.00
Balance credit available	147.08
Total amount received	124,582.85
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
Based on their evaluation as of March 31, 2010, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are not effective as a result of a material weakness in internal control over financial reporting.
Management’s annual report on internal control over financial reporting
1)
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets.
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
2)	Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2010.
A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Management identified the following material weakness in internal control over financial reporting as of March 31, 2010:
During the year ended March 31, 2010, the controls over the accounting evaluation of certain revenue transactions relating to the purchase of products for onward sales in the Systems Integration business failed. Certain transactions which otherwise qualified for being accounted on a net basis were reported on a gross basis as “revenues” and “cost of goods sold”. The root cause of the error was the result of a failure in the operating effectiveness of an internal control relating to carrying out an independent accounting review of the trading transactions of the System Integration business. Whilst, the potential for error existed and the control deficiency remained unremediated as at March 31, 2010, the errors identified were corrected prior to the finalization of the March 31, 2010 annual consolidated financial statements. Due to the existence of this control deficiency, management concluded that there was a reasonable possibility that a material misstatement of the company’s annual financial statements could not have been prevented or detected on a timely basis.

Because of the material weakness described above, management has concluded that the Company did not maintain effective internal control over financial reporting as on March 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
3)
Our independent registered public accounting firm, KPMG, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2010 wherein it is indicated that the Company had a material weakness in internal controls relating to the failure of a control intended to carry out an accounting evaluation of certain transactions relating to the purchase of goods for onward sales.

In order to remediate the material weakness described above, during the months of August and September 2010, the Company:
•
introduced specific policies to ensure that all transactions relating to purchase of products for onward sales in the System Integration business are subject to a fact specific accounting evaluation to enforce operating effectiveness.

•	augment the IFRS expertise in our accounting team by imparting specific training to evaluate the trading transactions from a “Gross Versus Net” reporting.
•
performed an accounting evaluation of all the transactions of purchase of products for onward sales in the Systems and noted that the accounting controls surrounding appropriateness of the “Gross versus Net” reporting are operating effectively.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Sify Technologies Limited
We have audited Sify Technologies Limited’s (“the Company”) internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to controls over the accounting evaluation of certain revenue transactions relating to the purchase of products for onward sales has been identified and included in management’s assessment included as part of Item 15 Controls and Procedures. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position as of March 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2010 of the Company. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2010 consolidated financial statements and this report does not affect our report dated November 30, 2010 which expressed an unqualified opinion on those consolidated financial statements.
In our opinion, because of the effect of the aforementioned material weakness on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of March 31, 2010 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We do not express an opinion or any other form of assurance on management’s statements referring to corrective actions taken after March 31, 2010, relative to the aforementioned material weakness in internal control over financial reporting.
KPMG
Chennai, India
November 30, 2010

Changes in internal control over financial reporting
During the period covered by this Annual Report on Form 20-F, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
Item 16A. Audit Committee financial expert
Mr. C. B. Mouli, a member of our audit committee, has been deemed “independent” per the applicable SEC and NASDAQ rules. The Board of Directors has determined that Mr Mouli qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the SEC and satisfies the requirements for audit committee financial expert.
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

Fiscal year ended
Type of Service	march 31, 2010	march 31, 2009
(a) Audit Fees	Rs.12.45 million	Rs.11.00 million
(b) Audit Related Fees	Nil	Nil
(c) Tax Fees	Nil	Nil
(d) All Other Fees	Nil	Nil
Our Audit Committee requires pre-approval of all audit and permissible non-audit services to be performed for the Company by its independent auditors, subject to the de-minims exception for non-audit services described in Section 10A(i)(1)(B) of the Securities Exchange act of 1934.

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
Item 16F : Change in Registrant’s Certifying Accountant
KPMG was previously the principal accountants for Sify Technologies. On October 27, 2010, that firm declined to stand for reelection for the fiscal period ending March 31, 2011.
During the two fiscal years ended March 31, 2010, and the subsequent period through November 30, 2010, there were no (1) disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events, except that the audit report of KPMG on the effectiveness of internal control over financial reporting as of March 31, 2010 contained an adverse opinion due to the existence of a material weakness related to the failure of a control intended to carry out an accounting evaluation of certain transactions relating to the purchase of products for onward sales.
The audit reports of KPMG on the consolidated financial statements of Sify Technologies and subsidiaries as of and for the years ended March 31, 2010 and 2009 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. The audit report of KPMG on the effectiveness of internal control over financial reporting as of March 31, 2009 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. The audit report of KPMG, as of March 31, 2010, contained an adverse opinion due to the existence of a material weakness related to the failure of a control intended to carry out an accounting evaluation of certain transactions relating to the purchase of products for onward sales.
A response letter from KPMG is attached as Exhibit 15.3 to this Form 20-F.
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
See Item No 18
Item 18. Financial Statements
Consolidated Statements and other Financial Information

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Sify Technologies Limited
We have audited the accompanying consolidated statements of financial position of Sify Technologies Limited and subsidiaries (‘the Company’) as of March 31,2010 and 2009, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three year period ended March 31,2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements, based on our audits. We did not audit the consolidated financial statements of MF Global Sify Securities Private Limited (MF Global), (a 29.85% percent owned investee company). The Company’s investment in MF Global at March 31, 2010 and 2009, was Rs. 633,469 (in thousands) and Rs. 542,901 (in thousands), respectively, and its equity in earnings of MF Global was Rs.91,135 (in thousands), Rs.64,091 (in thousands) and Rs.181,127 (in thousands) for the years 2010, 2009 and 2008, respectively. The consolidated financial statements of MF Global were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for MF Global, is based solely on the report of the other auditors.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.
In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sify Technologies Limited and subsidiaries as of March 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three year period ended March 31, 2010, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sify Technologies Limited’s internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated November 30, 2010 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.
KPMG
Chennai, India
November 30, 2010

Sify Technologies Limited
Consolidated Statement of Financial Position
(In thousands of Rupees, except share data and as otherwise stated)

		As at March 31,		As at March 31,
	Note	2010	2009	2010
		Rs	Rs	Convenience
				translation into
				US$ thousands
				(Unaudited)
				Note 2(c)
Assets
Property, plant and equipment	5	3,452,022	3,260,914	76,474
Intangible assets	6	129,524	177,872	2,869
Investment in equity accounted investee	7	633,469	542,901	14,033
Restricted cash	8	—	1,000	—
Lease prepayments	9	273,911	311,185	6,068
Other assets	10	554,358	496,325	12,281
Deferred tax assets	11	—	8,524	—

Total non-current assets		5,043,284	4,798,721	111,725

Inventories	12	21,488	39,088	476
Trade and other receivables, net	13	3,195,012	2,455,526	70,780
Prepayments for current assets	14	191,318	128,548	4,238
Restricted cash	8	360,909	1,329,756	7,995
Cash and cash equivalents	8	517,789	380,042	11,471
Other investments	15	—	13,874	—

Total current assets		4,286,516	4,346,834	94,960

Total assets		9,329,800	9,145,555	206,685

Equity	16
Share capital		546,332	441,018	12,103
Share premium		16,528,621	16,375,217	366,164
Share based payment reserve		180,124	149,535	3,990
Other components of equity		3,374	(9,691)	75
Accumulated deficit		(13,087,359)	(13,104,386)	(289,929)

Total equity attributable to equity holders of the Company		4,171,092	3,851,693	92,403

Non-controlling interest		—	248,848	—

Total equity		4,171,092	4,100,541	92,403

Sify Technologies Limited
Consolidated Statement of Financial Position
(In thousands of Rupees, except share data and as otherwise stated)

		As at March 31,		As at March 31,
	Note	2010	2009	2010
		Rs	Rs	Convenience
				translation into
				US$ thousands
				(Unaudited)
				Note 2(c)
Liabilities
Finance lease obligations, other than current installments	17	155,347	122,382	3,441
Borrowings	20	449,424	201,389	9,956
Employee benefits	18	54,807	64,300	1,214
Other liabilities	19	165,800	134,116	3,673

Total non-current liabilities		825,378	522,187	18,284

Finance lease obligations, current installments	17	45,970	32,943	1,018
Borrowings	20	952,846	1,182,770	21,109
Bank overdraft	8	1,060,284	1,397,083	23,489
Trade and other payables	21	1,855,664	1,555,230	41,109
Deferred income	22	418,566	354,801	9,273

Total current liabilities		4,333,330	4,522,827	95,998

Total liabilities		5,158,708	5,045,014	114,282

Total equity and liabilities		9,329,800	9,145,555	206,685

The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited
Consolidated Statement of Income
(In thousands of Rupees, except share data and as otherwise stated)

					Year ended
		Year ended March 31,			March 31,
	Note	2010	2009	2008	2010
		Rs	Rs	Rs	Convenience
					translation into
					US$ thousands
					(Unaudited)
					Note2(c)
Revenue
- Rendering of services		5,657,140	5,519,140	5,230,642	125,324
- Sale of products		1,053,048	643,021	775,573	23,328

Total	23	6,710,188	6,162,161	6,006,215	148,652

Cost of goods sold and services rendered
- Rendering of services		(3,157,472)	(3,033,798)	(2,721,768)	(69,948)
- Sale of products		(939,066)	(579,551)	(697,354)	(20,803)

Total	25	(4,096,538)	(3,613,349)	(3,419,122)	(90,751)

Other income	26	131,789	89,105	46,152	2,920

Selling, general and administrative expenses	28	(2,482,415)	(2,813,425)	(2,434,715)	(54,994)
Depreciation and amortization	5 & 6	(656,797)	(498,872)	(394,337)	(14,550)

Impairment loss on intangibles including goodwill	6	(47,269)	(15,200)	—	(1,047)
Income from legal settlement	27	561,120	—	—	12,431

Profit / (loss) from operating activities		120,078	(689,580)	(195,807)	2,661

Finance income	31	27,994	122,565	161,783	620

Finance expenses	31	(293,873)	(251,660)	(57,682)	(6,510)

Net finance income / (expense)	31	(265,879)	(129,095)	104,101	(5,890)

Share of profit of equity accounted investee	7	91,135	64,091	181,127	2,019

Profit / (loss) before tax		(54,666)	(754,584)	89,421	(1,210)

Income tax (expense) / benefit	11	81,479	(97,049)	(63,975)	1,805

Profit / (loss) for the year		26,813	(851,633)	25,446	595

Attributable to:

Equity holders of the Company		17,027	(900,574)	(4,696)	378

Non-controlling interest		9,786	48,941	30,142	217

		26,813	(851,633)	25,446	595

Earnings / (loss) per share	32
Basic earnings /(loss) per share		0.33	(20.77)	(0.11)	0.01
Diluted earnings/(loss) per share		0.33	(20.77)	(0.11)	0.01
The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited
Consolidated Statement of Comprehensive Income
(In thousands of Rupees, except share data and as otherwise stated)

		Year ended March 31,
	Note	2010	2009	2008	2010
		Rs	Rs	Rs	Convenience
					translation
					into US$
					thousands
					Note 2(c)
					(Unaudited)
Profit / (loss) for the year		26,813	(851,633)	25,446	595

Other comprehensive income
Foreign currency translation differences for foreign operations		1,682	(1,256)	163	37
Defined benefit plan actuarial gains / (losses)		5,508	(4,346)	(2,816)	122

Change in fair value of available for sale investments, transferred to profit or loss		6,441	—	—	142
Change in fair value of available for sale investments		—	(5,361)	(1,080)	—
Share of gains and (losses) from equity accounted investees (net of taxes)		(566)	296	(9,669)	(13)
Income tax on other comprehensive income		—	—	957	—

Other comprehensive income for the year, net of income tax		13,065	(10,667)	(12,445)	288

Total comprehensive income for the year	16	39,878	(862,300)	13,001	883

Attributable to:
Equity holders of the Company		30,092	(911,241)	(17,141)	666
Non-controlling interest		9,786	48,941	30,142	217

Total comprehensive income/(expense) for the year		39,878	(862,300)	13,001	883

The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited
Consolidated Statement of Changes in Equity
(In thousands of Rupees, except share data and as otherwise stated)

For year ended March 31, 2010

			Share		Retained
			based	Other	earnings /		Non-
	Share	Share	payment	components	(accumulated		controlling
Particulars	capital	premium	reserve	of equity	deficit)	Total	interest	Total equity
Balance at April 1, 2009	441,018	16,375,217	149,535	(9,691)	(13,104,386)	3,851,693	248,848	4,100,541

Total comprehensive income for the year	—	—	—	13,065	17,027	30,092	9,786	39,878

Transactions with owners, recorded directly in equity
Issue of share capital	105,300	737,537	—	—	—	842,837	—	842,837

Share options exercised	14	70				84	—	84

Share-based payment transactions	—	—	30,589	—	—	30,589	—	30,589

Changes in ownership interests in subsidiaries that do not result in a loss of control
Acquisition of non-controlling interest	—	(584,203)	—	—	—	(584,203)	(258,634)	(842,837)

Balance at March 31, 2010	546,332	16,528,621	180,124	3,374	(13,087,359)	4,171,092	—	4,171,092

Sify Technologies Limited
Consolidated Statement of Changes in Equity
(In thousands of Rupees, except share data and as otherwise stated)

For year ended March 31, 2009

			Share		Retained
			based	Other	earnings /		Non-
	Share	Share	payment	components	(accumulated		controlling
Particulars	capital	premium	reserve	of equity	deficit)	Total	interest	Total equity
Balance at April 1, 2008	441,018	16,368,647	149,398	976	(12,265,055)	4,694,984	199,907	4,894,891

Total comprehensive income for the year	—	—	—	(10,667)	(900,574)	(911,241)	48,941	(862,300)

Transactions with owners, recorded directly in equity
Share-based payment transactions	—	—	61,380	—	—	61,380	—	61,380
Stock options lapsed	—	—	(61,243)	—	61,243	—	—	—
Others	—	6,570	—	—	—	6,570	—	6,570

Balance at March 31, 2009	441,018	16,375,217	149,535	(9,691)	(13,104,386)	3,851,693	248,848	4,100,541

Sify Technologies Limited
Consolidated Statement of Changes in Equity
(In thousands of Rupees, except share data and as otherwise stated)

For year ended March 31, 2008

			Share		Retained
			based	Other	earnings /		Non-
	Share	Share	payment	components	(accumulated		controlling
Particulars	capital	premium	reserve	of equity	deficit)	Total	interest	Total equity
Balance at April 1, 2007	428,003	16,262,096	101,540	13,421	(12,266,154)	4,538,906	169,765	4,708,671

Total comprehensive income for the year	—	—	—	(12,445)	(4,696)	(17,141)	30,142	13,001

Transactions with owners, recorded directly in equity
Issue of share capital	12,817	99,332	—	—	—	112,149	—	112,149
Stock options exercised	198	7,219	(2,757)	—	—	4,660	—	4,660
Stock options lapsed			(5,795)	—	5,795	—	—	—
Share-based payment transactions	—	—	56,410	—	—	56,410	—	56,410
Others	—	—	—	—	—	—	—	—

Balance at March 31, 2008	441,018	16,368,647	149,398	976	(12,265,055)	4,694,984	199,907	4,894,891
The accompanying notes form an integral part of these consolidated financial statements.

Sify Technologies Limited
Consolidated Statements of Cash Flows
For the fiscal years ended March 31,
(In thousands of Rupees, except share data and as otherwise stated)

	Year ended March 31,
	2010	2009	2008	2010
	Rs	Rs	Rs	Convenience
				translation into
				US$ thousands
				(Unaudited)
				Note 2(c)

Profit/(loss) for the year	26,813	(851,633)	25,446	595
Adjustments for:
Depreciation and amortization	656,797	498,872	394,337	14,550
Impairment loss on intangibles including goodwill	47,269	15,200	—	1,047
Share of profit of equity accounted investee	(91,135)	(64,091)	(181,127)	(2,019)
(Gain) / loss on sale of property, plant and equipment	(2,414)	(828)	107	(53)
Provision for doubtful receivables	121,987	84,346	131,954	2,702
Provision for finance lease receivables	—	6,929	—	—
Realized loss on sale of investments	373	—	—	8
Stock compensation expense	30,589	61,380	56,410	678
Net finance (income) / expense	265,879	129,095	(104,101)	5,890
Income tax expense/(benefit)	(81,479)	97,049	63,975	(1,805)
Unrealized (gain)/ loss on account of exchange differences	703	455	496	16
Amortization of leasehold prepayments	3,917	8,403	—	87
Provision for infrastructure costs	—	10,000	—	—

	979,299	(4,823)	387,497	21,696

Change in trade and other receivables	(585,805)	(314,349)	(678,051)	(12,980)
Change in inventories	17,600	(1,337)	(9,066)	390
Change in other assets	(64,112)	224,625	(757,472)	(1,420)
Change in trade and other payables	517,497	(171,261)	460,211	11,464
Change in employee benefits	(3,984)	17,704	7,111	(88)
Change in deferred income	63,762	(13,555)	(81,673)	1,413

	924,257	(262,996)	(671,443)	20,475
Income taxes paid	(164,455)	(108,560)	(168,426)	(3,643)

Net cash from / (used in) operating activities	759,802	(371,556)	(839,869)	16,832

Sify Technologies Limited
Consolidated Statements of Cash Flows
For the fiscal years ended March 31,
(In thousands of Rupees, except share data and as otherwise stated)

	Year ended March 31,
	2010	2009	2008	2010
	Rs	Rs	Rs	Convenience
				translation into
				US$ thousands
				(Unaudited)
				Note 2(c)
Cash flows from / (used in) investing activities
Acquisition of property, plant and equipment	(759,435)	(1,170,905)	(849,091)	(16,824)
Expenditure on intangible assets	(220,299)	(165,247)	(30,238)	(4,880)
Proceeds from sale of property, plant and equipment	5,979	2,393	5,630	132
Net investment in leases	—	5,111	16,552	—
Finance income received	57,130	154,492	121,162	1,266
Short term investments (net)	19,942	—	(20,315)	442

Net cash from / (used in) investing activities	(896,683)	(1,174,156)	(756,300)	(19,864)

Cash flows from / (used in) financing activities
Proceeds from issue of share capital (including share premium)	84	—	116,809	2
Proceeds from / (repayment) of borrowings (net)	8,409	1,227,733	(643,574)	186
Finance expenses paid	(318,723)	(249,908)	(57,679)	(7,061)
Repayment of finance lease liabilities	(44,256)	(9,028)	(756)	(980)

Net cash from / (used in) financing activities	(354,486)	968,797	(585,200)	(7,853)

Net increase / (decrease) in cash and cash equivalents	(491,367)	(576,920)	(2,181,369)	(10,885)
Cash and cash equivalents at April 1	312,715	888,690	3,070,157	6,927
Effect of exchange fluctuations on cash held	(2,934)	945	(98)	(65)

Cash and cash equivalents at March 31	(181,586)	312,715	888,690	(4,023)

Refer note 3 (c) and note 8 for the composition of cash and cash equivalents.

Supplementary information
Additions to property, plant and equipment represented by finance lease obligations	99,950	158,962	8,166	2,214
The accompanying notes form an integral part of these consolidated financial statements

SIFY TECHNOLOGIES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Rupees, except share data and as stated otherwise)
1. Reporting entity
Sify Technologies Limited, (‘Sify’ or ‘the Company’) formerly known as Sify Limited, is a leading internet services provider headquartered in Chennai, India. These Consolidated Financial Statements comprise the Company and its subsidiaries (Sify Software Limited, Sify Technologies (Singapore) Pte. Limited and Sify International Inc.) (together referred to as the ‘Group’ and individually as ‘Group entities’) and the Group’s interest in MF Global Sify Securities India Private Limited, an equity accounted investee. The Group is primarily involved in providing services, such as Corporate Network and Data Services, Internet Access Services, Online Portal and Content offerings and in selling hardware and software related to such services. Sify is listed on the NASDAQ Global Market in the United States.
2. Basis of preparation
a. Statement of compliance
The accompanying Consolidated Financial Statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations as issued by the International Accounting Standards Board (IASB).
These Consolidated Financial Statements have been approved for issue by the Board of Directors on November 30, 2010.
b. Basis of measurement
These Consolidated Financial Statements have been prepared on the historical cost basis except for the following:
•	Available for sale financial assets are measured at fair value
•	Derivative financial instruments are measured at fair value
•	Financial instruments at fair value through profit or loss are measured at fair value.
•
The defined benefit asset is recognised as the net total of the plan assets, plus unrecognised past service cost and unrecognised actuarial losses, less unrecognized actuarial gains and the present value of the defined benefit obligation.

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
c. Functional and presentation currency
Items included in the financial statements of each Group entity are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Indian rupee is the functional currency of Sify, its domestic subsidiaries and affiliates. The U.S. dollar is the functional currency of Sify’s foreign subsidiaries located in the United States and in Singapore.
The Consolidated Financial Statements are presented in Indian Rupees which is the Group’s presentation currency. All financial information presented in Indian Rupees has been rounded up to the nearest thousand except where otherwise indicated.
Convenience translation (unaudited): Solely for the convenience of the reader, the financial statements as of and for the year ended March 31, 2010 have been translated into United States dollars (neither the presentation currency nor the functional currency of the Group) based on the reference rate in the City of Mumbai on March 31, 2010, for cable transfers in Indian rupees as published by the Reserve Bank of India which was Rs.45.14 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollar at such a rate or at any other rate on March 31, 2010 or at any other date.

d. Use of estimates and judgements
The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in future periods affected.
In particular, areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements include the following:
•	Measurement of the recoverable amounts of cash-generating units containing goodwill (Note 6)
•	Useful lives of property, plant and equipment (Note 3 e and Note 5)
•	Useful lives of intangible assets (Note 3 f and Note 6)
•	Lease classification (Note 3 g, 9, 17 and 31)
•	Utilization of tax losses (Note 11)
•	Measurement of defined employee benefit obligations (Note 18)
•	Measurement of share-based payments (Note 30 and Note 31)
•	Valuation of financial instruments (Note 3 c, 4, 38 and 39)
•	Provisions and contingencies (Note 3 m and 35)
3. Significant accounting policies
The accounting policies set out below have been applied consistently to all periods presented in these Consolidated Financial Statements.
a. Basis of consolidation
(i) Subsidiaries
Subsidiaries are entities controlled by the Company. Control exists when the Company has the power directly/indirectly to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are consolidated from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed where necessary to align them with the policies adopted by the Group.
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
b. Foreign currency
(i) Foreign currency transactions
Transactions in foreign currencies on initial recognition are translated to the respective functional currencies of Group entities at exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rates at that date. The foreign currency gain or loss on monetary items is the difference between amortised cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortised cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary assets and liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. Foreign currency differences arising on retranslation are recognised in profit or loss, except for differences arising on the retranslation of available-for-sale financial assets that are not monetary items, are recognised directly in other comprehensive income.
(ii) Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Indian Rupees at exchange rates at the reporting date. The income and expenses of foreign operations are translated to Indian rupees using average exchange rates during the period. Foreign currency differences are recognised in other comprehensive income. Such differences are captured in the foreign currency translation reserve “FCTR” within other components of equity. When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.
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
Non-derivative financial assets
a) Available-for-sale financial assets
Available-for-sale (AFS) financial assets are those non-derivative financial assets that are designated as available for sale or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss in accordance with IAS 39.
Investments in equity and certain debt securities are initially recognised at fair value and classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign exchange gains and losses on available-for-sale monetary items are recognised directly in other comprehensive income. When an investment is de-recognised, the cumulative gain or loss in equity is transferred to profit or loss. These are presented as current assets unless the management intends to dispose of the assets after 12 months from the balance sheet date.

b) Loans and receivables
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
Non-derivative financial liabilities
Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the assets and settle the liability simultaneously.
The Group classifies non-derivative financial liabilities to the other financial liabilities category. Such financial liabilities are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortised cost using the effective interest method.
Other financial liabilities comprise loans and borrowings and trade and other payables.
(ii) Derivative financial instruments
Foreign exchange forward contracts and options are purchased to mitigate the risk of changes in foreign exchange rates associated with certain payables, receivables and forecasted transactions denominated in certain foreign currencies.
These derivative contracts do not qualify for hedge accounting under IAS 39, and are initially recognised at fair value on the date the contract is entered into and subsequently re-measured at their fair value. Gains or losses arising from changes in the fair value of the derivative contracts are recognised immediately in profit or loss. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.
d. Share capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new ordinary shares or share options are recognised as a deduction from equity, net of any tax effects.
e. Property, plant and equipment
Property, plant and equipment is stated at cost less accumulated depreciation and where applicable accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials, direct labour and any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset. To the extent the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowings costs eligible for capitalization by applying a capitalization rate to the expenditure incurred on such asset. The capitalization rate is determined based on the weighted average of borrowing costs applicable to the borrowings of the Group which are outstanding during the period, other than borrowings made specifically towards purchase of the qualifying asset. The amount of borrowing cots that the Group capitalizes during a period does not exceed the amount of borrowing incurred during that period. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.
Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognised net within “other income / other expenses” in statement of income.
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
(ii) Depreciation
Depreciation is recognised in the consolidated statement of income on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Management’s estimated useful lives for the years ended March 31, 2010, 2009 and 2008 were as follows:

	Estimate of useful life
	in years
Buildings	28
Plant and machinery comprising computers, servers etc.	2 – 5	*
Plant and machinery comprising other items	8	*
Furniture and fittings	5
Office equipment	5
Motor vehicles	3 – 5

*	Revised during the year ended March 31, 2008. Also refer note 5.

Depreciation methods, useful lives and residual values are reviewed at the reporting date.
f. Business combinations and intangible assets
(i) Business combinations
Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuation are conducted by independent valuation experts.
Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3(Revised). The cost of acquisition is measured at the fair of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.
Transactions costs that the group incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expenses as incurred.

(ii) Goodwill
Goodwill represents the cost of a business acquisition in excess of the Group’s interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree.
Acquisitions prior to April 1, 2006
In respect of acquisitions prior to April 1, 2006, goodwill, if any, represents the amount recognised under the Group’s previous accounting framework, US GAAP.
Acquisitions on or after April 1, 2006
For acquisitions on or after April 1, 2006, goodwill represents the excess of the cost of the acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree. When the excess is negative (negative goodwill), the Group reassesses the identification and measurement of identifiable assets, liabilities and contingent liabilities, and the measurement of the cost of acquisition, and recognizes any remaining excess in profit or loss immediately on acquisition.
Acquisition of non-controlling interest
Acquisition of non-controlling interests are accounted for as transactions with equity holders in their capacity as equity-holders and therefore no goodwill is recognised as a result of such transactions.
Subsequent measurement
Goodwill is measured at cost less accumulated impairment losses. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment, and an impairment loss on such an investment is not allocated to any asset, including goodwill, that forms part of the carrying amount of the investee.
(iii) Other intangible assets
Other intangible assets that are acquired by the Group, which have finite useful lives, are measured at cost less accumulated amortization and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the intangible asset. Borrowing costs that are directly attributable to the acquisition of qualifying intangible asset are capitalized as part of the cost of that asset. To the extent the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowings costs eligible for capitalization by applying a capitalization rate to the expenditure incurred on such asset. The capitalization rate is determined based on the weighted average of borrowing costs applicable to the borrowings of the Group which are outstanding during the period, other than borrowings made specifically towards purchase of the qualifying asset. The amount of borrowing cots that the Group capitalizes during a period does not exceed the amount of borrowing incurred during that period.
(iv) Subsequent expenditure
Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, are recognised in profit or loss as incurred.
(v) Amortisation of intangible assets with finite useful lives
Amortisation is recognised in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The estimated useful lives for the current and previous year are as follows:

Estimate of useful life
in years
Software	Not exceeding 3 years
Technical know-how	5 years
License fees	20 years
Portals and web development cost	5 years
Customer related intangibles	5 years

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

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
Assets taken on operating lease:
Other leases are operating leases and the leased assets are not recognised on the Group’s statement of financial position. Payments made under operating leases are recognised in profit or loss on a straight-line basis over the term of the lease.
Assets given on finance lease:
The Group is a dealer lessor for leasing various types of products sold to its customers. Profit or loss on sale of such products is recognised in accordance with the policy on outright sales. Finance income i.e., excess of gross minimum lease payments and normal selling price is recognised over the lease period.
Deposits provided to lessors:
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
i. Construction contracts in progress
Construction contracts in progress represents the gross unbilled amount expected to be collected from customers for contract work performed to date. It is measured at cost plus profit recognised to date less progress billing and recognised losses. Cost includes all expenditure related directly to specific projects and an allocation of fixed and variable overheads incurred in the Group’s contracts and activities based on normal operating capacity.
Construction contract in progress is presented as part of trade and other receivable in statement of financial position for all contracts in which costs incurred plus recognised profit exceed progress billings. If progress billings exceeds cost incurred plus recognised profits, then the difference is presented as deferred income / revenue in the statement of financial position.

j. Impairment
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
Available-for-sale financial assets
Significant or prolonged decline in the fair value of the security below its cost and the disappearance of an active trading market for the security are objective evidence that the security is impaired. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. The cumulative loss that was recognized in the equity is transferred to the consolidated income statement upon impairment.
Loans and receivables
Impairment loss in respect of loans and receivables measured at amortized cost are calculated as the difference between their carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognized in the consolidated income statement.
Reversal of impairment loss
An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognised directly in other comprehensive income and presented within equity.
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
Reversal of impairment loss
An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised directly in other comprehensive income and presented within equity.

k. Employee benefits
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
The Group recognizes all actuarial gains and losses arising from defined benefit plans directly in other comprehensive income and presented within equity. The Company has an employees’ gratuity fund managed by the Life Insurance Corporation of India (LIC).
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

l. Share-based payment transactions
The grant date fair value of options granted to employees is recognised as an employee expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the options. The expense is recorded for each separately vesting portion of the award as if the award was, in substance, multiple awards. The increase in equity recognised in connection with a share based payment transaction is presented as a separate component in equity. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest. In respect of options whose terms and conditions are modified, the Group includes the incremental fair value of the options in the measurement of the amounts recognised for services received from the employees. The incremental fair value is the difference between the fair value of the modified option and that of the original option both estimated as at the date of the modification. If the modification occurs during the vesting period, the incremental fair value granted is included in the measurement of the amount recognised for services received over the period from the modification date until the date when the modified equity instruments vest, in addition to the amount based on the grant date fair value of the original equity instruments, which is recognised over the remainder of the original vesting period. If the modification occurs after vesting date, the incremental fair value granted is recognised immediately, or over the vesting period if the employee is required to complete an additional period of service before becoming unconditionally entitled to those modified equity instruments.
Indian tax regulations require the Group to pay Fringe Benefit Tax (FBT) upon the exercise of employee stock options. The amount of FBT arising on exercise of employee stock options is calculated by reference to the difference between the fair value of the underlying share at the date of vesting and the exercise price payable by the employee, i.e. the intrinsic value of the option at the vesting date. The Group recognizes the liability for the amount of FBT over the vesting period. The Group’s obligation to pay FBT arises only upon the exercise of options by the employees. The amount of FBT payable by the Group is recovered from the employees upon the exercise of their stock options. The Group recognizes a FBT recoverable from its employees when it is virtually certain that the reimbursement will be received if the Group settles the obligation. The amounts of FBT payable and recoverable are disclosed separately in the balance sheet and are not offset with each other. With the abolition of FBT with effect from April 1, 2009, the FBT is not chargeable on the exercise of employee stock options.
m. Provisions
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
n. Revenue
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

The Group provides connectivity for a fixed period of time at a fixed rate regardless of usage. Connectivity is the last element that is provided in the case of a bundled contract. The connectivity charges are the same when sold alone or as part of a package. The revenue attributable to connectivity services is recognised ratably over the period of the contract. The hardware and software are standard products that are freely traded in and purchased from the market, have standard specifications and are not otherwise customized for the specific needs of a customer. The software sold by the Group is off-the-shelf software, such as antivirus utilities and firewalls. The fair value for the hardware and software is available from the market. The revenue attributable to hardware/software is recognised on delivery. Trading transactions relating to standard hardware and software and involving arrangement of purchases from suppliers and sales to customers are reported on gross basis or on net basis, by carrying out a fact-specific evaluation of such transactions. In circumstances where there is multi element arrangement that includes both hardware/software sales and last mile connectivity services, revenue from sale of hardware/software is recognised only upon completion of the services relating to last mile connectivity. Installation consists of commissioning of the last mile connectivity to the customer premises either through the Group’s wireless mode of broadband delivery or through the carrier exchange. However, once commissioned this last mile connectivity can be used by the customer to access any other service provider. When the customer has such last mile connectivity, the Group does not charge any installation fee. Due to the short duration, the revenue attributable to the installation of the link is recognised on completion of the installation work. Revenue from ancillary services such as e-mail and domain registration are recognised over the period such facilities are provided. All revenues are shown exclusive of sales tax and service tax.
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
During the year ended March 31, 2010, the Company started generating revenues from construction of data centers. Revenue from such contracts includes the initial amount agreed in the contract plus any variations in contract work, claims and incentive payments, to the extent that it is probable that they will result in revenue and can be measured reliably. As soon as the outcome of a construction contract can be estimated reliably, contract revenue is recognised in profit or loss in proportion to the stage of completion of the contract. Contract expenses are recognised as incurred unless they create an asset related to future contract activity. The stage of completion is assessed by reference to the cost incurred until date to the total estimated costs. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred that are likely to be recoverable. An expected loss on a contract is recognised immediately in profit or loss.
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
In the case of franchised cable network operators and franchised cybercafé operators, the Group enters into a standard arrangement with franchisees that provides for the payment to the Company, of an initial non-refundable franchisee fee in consideration for establishing the franchisee relationship and providing certain initial services. The fee covers the following upfront services rendered by the Group:
•	conducting a market survey and deciding on the best location for the cybercafé or cable head end;

•	installing the broadband receiver equipment on the roof top of the cybercafé or the cable head end and connecting it to one of Sify’s broadcasting towers;

•	obtaining the regulatory approvals for clearance of the site for wireless transmission at the allotted frequency range;

•	installing the wiring from the receiver unit to the individual PCs in the cybercafé or the transmitting equipment in the cable head end;

•	assisting in obtaining facilities, including computers and interiors for the cybercafés; and

•	providing the operations manual with instructions and guidelines for running the cybercafé or distributing Internet access through cable network.
The initial franchisee fee revenue is recognised as revenue when all of the obligations required of the Group have been substantially accomplished or provided. Internet access revenue and Internet telephony revenues are recognised based on usage by the customer.
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
(v) Deferred income
Deferred income represents billing in excess of revenue recognized.
o. Export entitlements
Income in respect of import duty credit entitlement arising from export of services under the “Served from India Scheme” of the Government of India is recognised in the year of exports, provided there is no significant uncertainty as to the amount of entitlement and availment of the credit.
p. Finance income and expense
Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, fair value gains on financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognised in profit or loss on the date that the Group’s right to receive payment is established, which in the case of quoted securities is the ex-dividend date.
Finance expense comprises interest expense on loans and borrowings, bank charges, unwinding of the discount on provision, losses on disposal of available-for-sale financial assets, fair value losses on financial assets at fair value through profit or loss that are recognised in statement of income.
q. Borrowing costs
Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset. Other borrowing costs are recognized as expenses in the period in which they are incurred. To the extent the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowings costs eligible for capitalization by applying a capitalization rate to the expenditure incurred on such asset. The capitalization rate is determined based on the weighted average of borrowing costs applicable to the borrowings of the Group which are outstanding during the period, other than borrowings made specifically towards purchase of the qualifying asset. The amount of borrowing cots that the Group capitalizes during a period does not exceed the amount of borrowing incurred during that period.
r. Income taxes
Income tax expense comprises current and deferred tax. Income tax expense is recognised in profit or loss except to the extent that it relates to items recognised directly in equity or in other comprehensive income. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date.
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
Deferred taxation arising on investments in subsidiaries and associates is recognised except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred taxation arising on the temporary differences arising out of undistributed earnings of the equity method accounted investee is recorded based on the managment’s intention. If the intention is to realise the undistributed earnings through sale, deferred tax is measured at the capital gains tax rates that are expected to be applied to temporary differences when they reverse. However, when the intention is to realise the undistributed earnings through dividend, the Group’s share of the income and expenses of the equity method accounted investee is recorded in the statement of income, after considering any taxes on dividend payable by the equity method accounted investee and no deferred tax is set up in the Group’s books as the tax liability is not with the group.
s. Earnings / (loss) per share
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
t. Recent accounting pronouncements
Standards early adopted by the Company
•
IFRS 3 (Revised), Business Combinations, as amended, is applicable for annual periods beginning on or after July 1, 2009. This standard was early adopted by the Group as at April 1, 2009. Business Combinations consummated after April 1, 2009 will be recorded under this standard. IFRS 3 (Revised) primarily requires the acquisition-related costs to be recognized as period expenses in accordance with the relevant IFRS. Costs incurred to issue debt or equity securities are required to be recognized in accordance with IAS 39. Consideration, after this amendment, will include fair values of all interests previously held by the acquirer. Re-measurement of such interests to fair value would be carried out through net profit in the statement of comprehensive income. Contingent consideration is required to be recognized at fair value even if not deemed probable of payment at the date of acquisition.

IFRS 3 (Revised) provides an explicit option on a transaction-by-transaction basis, to measure any Non-controlling interest (NCI) in the entity acquired at fair value of their proportion of identifiable assets and liabilities or at full fair value. The first method will result in a marginal difference in the measurement of goodwill from the existing IFRS 3; however the second approach will require recording goodwill on NCI as well as on the acquired controlling interest. Upon consummating a business combination in future, the company is likely to adopt the first method for measuring NCI.
•
IAS 27, as amended, is applicable for annual periods beginning on or after July 1, 2009. Earlier adoption is permitted provided IFRS 3 (Revised) is also early adopted. This standard was early adopted by the Company as at April 1, 2009. It requires a mandatory adoption of economic entity model which treats all providers of equity capital as shareholders of the entity. Consequently, a partial disposal of interest in a subsidiary in which the parent company retains control does not result in a gain or loss but in an increase or decrease in equity. Additionally purchase of some or all of the non-controlling interests is treated as treasury transaction and accounted for in equity and a partial disposal of interest in a subsidiary in which the parent company loses control triggers recognition of gain or loss on the entire interest. A gain or loss is recognized on the portion that has been disposed off and a further holding gain is recognized on the interest retained, being the difference between the fair value and carrying value of the interest retained. This Standard requires an entity to attribute their share of net profit / loss and reserves to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. Consistent with the provisions of IFRS 3 (Revised), the Group accounted for its acquisition of 26% non-controlling interest in Sify Communications Limited on June 26, 2009 as an equity transaction. Also refer to note 40.

Recently adopted accounting pronouncements
•
The Company adopted IAS 1 (revised), “Presentation of Financial Statements”, effective April 1, 2009. The revision aims to improve users’ ability to analyze and compare the information given in financial statements. IAS 1 sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The revisions include non-mandatory changes in the titles of some of the financial statements to reflect their function more clearly (for example, the balance sheet is renamed as statement of financial position). The revised IAS 1 resulted in consequential amendments to other standards and interpretations. The Group has applied revised IAS 1 Presentation of Financial Statements (2007), which has became effective as of April 1, 2009. As a result, the Group presents in the consolidated statement of changes in equity all owner changes in equity, whereas all non-owner changes in equity are presented in the consolidated statement of comprehensive income. Furthermore, the Group has included two statements to display all items of income and expense recognized during the period i.e., a ‘Statement of Income’ and a ‘Statement of Comprehensive Income’. Comparative information has been re-presented so that it also is in conformity with the revised standard. Since the change in accounting policy only impacts presentation aspects, there is no impact on earnings/ loss per share.

•
IFRIC 18 — ‘Transfer of assets from customers’ defines the treatment for property, plant and equipment transferred by customers to companies or for cash received to be invested in property, plant and equipment that must be used to either connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services or to both. The item of property, plant and equipment is to be initially recognized by the Company at fair value with a corresponding credit to revenue. If an ongoing service is identified as a part of the agreement, the period over which revenue will be recognized for that service would be determined by the terms of the agreement with the customer. If the period is not clearly defined, then revenue should be recognized over a period no longer than the useful life of the transferred asset used to provide the ongoing service. This interpretation is applicable prospectively to transfers of assets from customers received on or after July 1, 2009. The Company has adopted this interpretation prospectively for all assets transferred after July 1, 2009. There has been no impact on the Group’s consolidated financial statements as a result of the adoption of this interpretation.

•
In March 2009, the Amendments to IFRS 7 “Financial Instrument disclosure”, amended certain disclosure requirements in the standard. As a result, entities are required to classify fair value measurements for financial instruments measured at fair value in the statement of financial position, using a three level fair value hierarchy that reflects the significance of inputs used in the measurements. In addition, the amendments enhance disclosure requirements on the nature and extent of liquidity risks to which an entity is exposed. The Amendments to IFRS 7 apply for annual periods beginning on or after January 1, 2009 and provides an exception in the first year of application for providing comparative information.

Standards issued but not yet effective and not early adopted by the Group
A number of new standards, amendments to standards and interpretations are not yet effective for the year ended March 31, 2010, and have not been applied in preparing these consolidated financial statements:
•
Improvements to IFRS- In April 2009, the IASB issued “Improvements to IFRSs” — a collection of amendments to twelve International Financial Reporting Standards — as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The latest amendments were included in exposure drafts of proposed amendments to IFRS published in October 2007, August 2008, and January 2009. The amendments resulting from this standard mainly have effective dates for annual periods beginning on or after January 1, 2010, although entities are permitted to adopt them earlier. In May 2010, the IASB issued Improvements to IFRS 2010, which comprises 11 amendments to 7 standards. Effective dates, early application and transitional requirements are addressed on a standard-by-standard basis. The majority of the amendments will be effective January 1, 2011. The Company is evaluating the impact, these amendments will have on the Group’s consolidated financial statements.

•
In November 2009, the IASB issued IFRS 9, “Financial instruments”, to introduce certain new requirements for classifying and measuring financial assets. IFRS 9 divides all financial assets that are currently in the scope of IAS 39 into two classifications — those measured at amortized cost and those measured at fair value. The standard along with proposed expansion of IFRS 9 for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment, and hedge accounting will be applicable from the year 2013, although entities are permitted to adopt earlier. The Company is evaluating the impact which this new standard will have on the Group’s financial statements.

•
In November 2009, the IASB issued IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments”; to introduce requirements when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares and other equity instruments to settle the financial liability fully or partially. This interpretation is effective from annual periods beginning on or after July 1, 2010.

•	In October 2009, the IASB issued “Classification of Rights Issue — Amendment to IAS 32 Financial Instruments: Presentation’ with an effective date of February 1,2010.
•	In November 2009, the IASB revised IAS 24 “Related Party Disclosures” with an effective date of January 1,2011.
•
In November 2009, the IASB issued “Prepayments of a Minimum Funding Requirement — Amendments to IFRIC 14, IAS19 — the Limit on a Defined Benefit Asset, Minimum Funding Requirement and their Interaction”, with an effective date of January 1, 2011.

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
(i) Property, plant and equipment
The fair value of property, plant and equipment recognised as a result of a business combination is an estimated amount for which a property could be exchanged on the date of acquisition between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably. The fair value of items of plant, equipment, fixtures and fittings is based on the market approach and cost approach using quoted market prices for similar items when available and replacements costs when appropriate.
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

(v) Trade and other receivables
The fair value of trade and other receivables, excluding construction contracts in progress, is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. However in respect of such financial instruments, fair value generally approximates the carrying amount due to the short term nature of such assets. This fair value is determined for disclosure purposes or when acquired in a business combination.
(vi) Derivatives
The fair value of forward exchange contracts is based on their quoted price, if available. If a quoted price is not available, the fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk free interest rate (based on government bonds). The fair value of foreign currency option contracts is determined based on the appropriate valuation techniques, considering the terms of the contract. Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Group entity and the counter party when appropriate.
(vii) Non derivative financial liabilities
Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases, the market rate of interest is determined by reference to similar lease agreements.
(viii) Share-based payment transactions
The fair value of employee stock options is measured using the Black-Scholes method. Measurement inputs include share price on grant date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), expected term of the instrument (based on historical experience and general option holder behavior), expected dividends, and the risk free interest rate (based on government bonds).

5. Property, plant and equipment
The following table presents the changes in property, plant and equipment during the year ended March 31, 2010

	Cost				Accumulated depreciation				Carrying
	As at			As at	As at			As at	amount as
	April 01,			March 31,	April 1,	Depreciation		March 31,	at March 31,
Particulars	2009	Additions	Disposals	2010	2009	for the year	Deletions	2010	2010
Building	769,663	7,756	—	777,419	148,401	28,671	—	177,072	600,347
Plant and machinery	4,733,122	827,043	257,469	5,302,696	2,765,920	420,314	256,546	2,929,688	2,373,008
Computer equipments	497,223	26,462	5,781	517,904	367,972	66,709	5,050	429,631	88,273
Office equipment	162,132	68,106	1,820	228,418	96,955	12,070	1,773	107,252	121,166
Furniture and fittings	628,279	101,188	23,319	706,148	389,771	77,608	21,942	445,437	260,711
Vehicles	8,269	—	2,078	6,191	6,420	1,360	1,589	6,191	—
Total	6,798,688	1,030,555	290,467	7,538,776	3,775,439	606,732	286,900	4,095,271	3,443,505

Add: Construction in progress									8,517

Total	6,798,688	1,030,555	290,467	7,538,776	3,775,439	606,732	286,900	4,095,271	3,452,022

The following table presents the changes in property, plant and equipment during the year ended March 31, 2009

	Cost				Accumulated depreciation				Carrying
	As at			As at	As at			As at	amount as
	April 01,			March 31,	April 1,	Depreciation		March 31,	at March 31,
Particulars	2008	Additions	Disposals	2009	2008	for the year	Deletions	2009	2009
Building	769,663	—	—	769,663	120,924	27,477	—	148,401	621,262
Plant and machinery	3,683,632	1,097,317	47,827	4,733,122	2,526,445	286,805	47,330	2,765,920	1,967,202
Computer equipments	438,597	58,824	198	497,223	297,049	71,001	78	367,972	129,251
Office equipment	116,691	47,090	1,649	162,132	83,928	14,673	1,646	96,955	65,177
Furniture and fittings	422,939	208,486	3,146	628,279	339,750	52,720	2,699	389,771	238,508
Vehicles	9,174	—	905	8,269	3,846	2,981	407	6,420	1,849
Total	5,440,696	1,411,717	53,725	6,798,688	3,371,942	455,657	52,160	3,775,439	3,023,249

Add: Construction in progress									237,665

Total	5,440,696	1,411,717	53,725	6,798,688	3,371,942	455,657	52,160	3,775,439	3,260,914

The following table presents the changes in property, plant and equipment during the year ended March 31, 2008

	Cost				Accumulated depreciation				Carrying amount
	As at			As at	As at			As at	as at
	April 01,			March 31,	April 1,	Depreciation		March 31,	March 31,
Particulars	2007	Additions	Disposals	2008	2007	for the year	Deletions	2008	2008
Building	634,230	135,433	—	769,663	94,656	26,268	—	120,924	648,739
Plant and machinery	3,180,761	508,820	5,949	3,683,632	2,341,233	187,414	2,202	2,526,445	1,157,187
Computer equipments	353,874	84,857	134	438,597	204,953	92,230	134	297,049	141,548
Office equipment	103,935	12,803	47	116,691	71,989	11,982	43	83,928	32,763
Furniture and fittings	386,994	37,209	1,264	422,939	303,712	36,975	937	339,750	83,189
Vehicles	8,766	4,448	4,040	9,174	2,439	3,788	2,381	3,846	5,328
Total	4,668,560	783,570	11,434	5,440,696	3,018,982	358,657	5,697	3,371,942	2,068,754

Add: Construction in progress									113,031

Total	4,668,560	783,570	11,434	5,440,696	3,018,982	358,657	5,697	3,371,942	2,181,785

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
Leased assets
The Group’s leased assets include certain buildings, plant and machinery and motor vehicles acquired under finance leases. As at March 31, 2010 the net carrying amount of buildings, plant and machinery and vehicles acquired under finance leases is Rs.255,244 (March 31, 2009: Rs.260,968), Rs.215,669 (March 31, 2009: 135,595) and Rs. NIL (March 31, 2009: Rs.2,159) respectively. During the year, the Group acquired leased assets of Rs 99,950 (March 31, 2009 : Rs 158,962).
In case prepayments are made towards buildings accounted for as finance leases, such prepayments are capitalized as ‘Leasehold Buildings’ (included in buildings) on the commencement of the lease term under the head ‘Property, plant and equipment’ and depreciated in accordance with the depreciation policy for similar owned assets.
Capital Commitments
As of March 31, 2010 and March 31, 2009, the Company was committed to spend approximately Rs.30,552 (net of advances Rs.8,516) and Rs.322,607 (net of advances Rs.177,183) respectively, under agreements to purchase property, plant and equipment.
Construction in progress
Amounts paid towards acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment that are not ready to be put into use are disclosed under construction-in-progress.
Security
As at March 31,2010 properties with a carrying amount of Rs.2,981,212 (March 31, 2009: Rs.2,481,174) are subject to a registered charge to secure bank borrowings.

6. Intangible assets
Intangible assets comprise the following:

	March 31, 2010	March 31, 2009
Goodwill	14,595	40,461

Other intangible assets	114,929	137,411

	129,524	177,872

(i) Goodwill
The following table presents the changes in goodwill during the years ended March 31, 2010 and 2009

	March 31, 2010	March 31, 2009
Balance at the beginning of the year	40,461	50,796
Effect of movement in exchange rates	(2,482)	4,865
Impairment loss recognised during the year	(23,384)	(15,200)

Net carrying amount of goodwill	14,595	40,461

The amount of goodwill as at March 31, 2010 and March 31, 2009 has been allocated to the online portals segment.
Impairment testing for cash-generating units containing goodwill
In May 2006, the Group acquired travel business for a consideration of US$ 2.5 million (Rs. 112,220) in cash along with an option to purchase 125,000 shares of Sify Technologies Limited and certain earn out payments aggregating to USD 0.5 million (Rs. 22,444). The assets acquired consist of system software, customer contracts and goodwill which collectively were considered as a cash generating unit (CGU) by management. The said business operates from India and United States.
During the year ended March 31, 2010, triggered by certain adverse market conditions such as decrease in revenue and increase in the cost of services, and other technological matters, the Group tested the carrying value of the above business for impairment. The recoverable amount of these intangibles including goodwill were determined based on the higher of the value in use (using discounted cash flow approach) and fair value less cost to sell. Fair value less cost to sell, being the higher of the two was determined as the recoverable amount of the CGU. Based on this assessment, the carrying value of the CGU was higher than its recoverable amount and as a result of the above, the group has recorded an impairment of the above intangibles including goodwill amounting to Rs 47,269 (US$ 987) and adjusted the carrying value of these intangibles accordingly. The above impairment relates to online portal services segment.
Fair value less cost to sell was determined by discounting the future cash flows generated from the continuing use of the unit and was based on the following key assumptions:
•
Cash flows were projected based on a 5 year business plan. Cash flows were arrived at as an excess of revenue over the related costs for the same period after giving due effect to non-cash charges and finance charges, if applicable, together with changes in working capital.

•	Management believes that this forecast period is justified due to the long term nature of the travel business.
•
The projected revenue growth included in the cash flow projections was 10% during the projected period. Management believes that this growth percentage was reasonable and is in line with the average trend of the industry.

•	The projected increase in cost was 5% for call center cost and 10% for administrative costs.
•
A pre-tax discount rate of 22.26% was applied in determining the recoverable amount of the cash generating unit. The discount rate was estimated based on an industry average weighted average cost of capital.

•	In view of the expected long term market conditions, a terminal year end growth rate of 2% is estimated.
The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources.

(ii) Other intangibles
The following table presents the changes in intangible assets during the years ended March 31, 2010, 2009 and 2008.

	Technical	Portals	Customer
	know-	and web	related		License
	how	content	intangibles	Software	fees	Total
(A) Cost
Balance as at April 1, 2007	82,753	52,730	199,554	240,878	50,000	625,915
Acquisitions during the year	—	—	—	30,238	—	30,238
Balance as at March 31, 2008	82,753	52,730	199,554	271,116	50,000	656,153
Acquisitions during the year	—	—	1,016	48,099	—	49,115
Balance as at March 31, 2009	82,753	52,730	200,570	319,215	50,000	705,268
Acquisitions during the year	—	—	—	51,468	—	51,468
Disposals during the year	—	52,730	—	—	—	52,730
Balance as at March 31, 2010	82,753	—	200,570	370,683	50,000	704,006

(B) Amortization
Balance as at April 1, 2007	82,753	52,710	136,269	216,324	906	488,962
Amortization for the year	—	20	13,657	19,503	2,500	35,680
Balance as at March 31, 2008	82,753	52,730	149,926	235,827	3,406	524,642
Amortization for the year	—	—	19,921	20,794	2,500	43,215
Balance as at March 31, 2009	82,753	52,730	169,847	256,621	5,906	567,857
Amortization for the year	—	—	6,144	41,421	2,500	50,065
Impairment loss on intangibles	—	—	22,148	1,737	—	23,885
Disposals during the year	—	52,730	—	—	—	52,730
Balance as at March 31, 2010	82,753	—	198,139	299,779	8,406	589,077

(C) Carrying amounts
As at March 31, 2008	—	—	49,628	35,289	46,594	131,511
As at March 31, 2009	—	—	30,723	62,594	44,094	137,411
As at March 31, 2010	—	—	2,431	70,904	41,594	114,929

Capital commitments
As of March 31, 2010, the Company was committed to spend approximately Rs.184,908 (net of advances Rs.274,441) (March 31, 2009: Rs. 390,208 (net of advances Rs.119,454)) respectively, under agreements to purchase intangible assets.
Capitalized borrowing costs
During the years ended March 31, 2010 and 2009, the Company capitalized interest cost of Rs.24,553 and Rs. 5,620 respectively. The rate of capitalization of interest cost for the year ended March 31, 2010 and 2009 was approximately 12.81% and 11.67% respectively.

7. Investment in equity accounted investees
In March 2006, MF Global Overseas Limited (MFG), a group incorporated in United Kingdom acquired 70.15% of equity share capital of MF Global Sify Securities Private Limited (MF Global), formerly Man Financial-Sify Securities India Private Limited (‘MF Global) from Refco Group Inc., USA (‘Refco’). As at March 31, 2010, 29.85% of MF Global equity shares is held by the Company. The remaining 70.15% is owned by MFG, an unrelated third party. MFG is a subsidiary of MF Global Limited, Bermuda. A summary of key financial information of MF Global and its subsidiaries which is not adjusted for the percentage ownership held by the Group is presented below:

	March 31, 2010	March 31, 2009
Balance sheet
Total assets	3,974,094	3,435,921

Total liabilities	1,851,919	1,617,159
Shareholders’ equity	2,122,175	1,818,762

Total Liabilities and shareholders’ equity	3,974,094	3,435,921

	For the year ended
	March 31, 2010	March 31, 2009	March 31, 2008
Statement of operations
Revenues	1,612,545	1,413,643	2,503,520
Net profit	307,543	216,917	606,255

During October 2010, Sify Technologies Ltd, the minority shareholder of MF Global holding 29.85 percent of the outstanding shares of the MF Global, requested MF Global’s Board of Directors to reconsider certain costs charged to the MF Global by MF Global Holdings Ltd and its affiliated and associated group companies, who hold 70.15 percent of the outstanding shares of the MF Global. These charges are currently recorded in the financial statements of the MF Global for year ended 31st Mar 2008 aggregating to INR 43,478,911 and 31st March 2009 aggregating to INR 15,374,528. The resolution of this matter between the shareholders of MF Global remains uncertain and any financial adjustment that may arise is not presently known and accordingly no adjustment related to this matter has been provided for in MF Global’s consolidated financial statements. Any financial adjustment that may arise on resolution of the said matter would be expected to be handled prospectively and therefore would be reported in the period in which it is resolved. Consequently, no adjustment related to the said matter was considered by Sify for equity method of accounting for MF Global. The auditors of MF Global have included an emphasis of matter with an explanatory paragraph in their audit report issued on the consolidated financial statements of MF Global for the three years ended March 31, 2010 in connection with such recorded cross charges. The effect of such recorded cross charge is not material to the financial statements of Sify.
8. Cash and cash equivalents
Cash and cash equivalents as per consolidated statement of financial position, as at March 31, 2010 amounted to Rs.517,789 (Rs.380,042 as at March 31, 2009). This excludes cash-restricted of Rs.360,909 (Rs.1,330,756 as at March 31, 2009), representing deposits held under lien against working capital facilities availed and bank guarantees given by the Group towards future performance obligations.
(a) Restricted cash

	March 31, 2010	March 31, 2009	March 31, 2008
Non current
Against future performance obligation	—	1,000	1,000
Current
Bank deposits held under lien against borrowings / guarantees from banks	360,909	1,329,756	877,582

Total restricted cash	360,909	1,329,756	877,582

(b) Non restricted cash
Current

Cash and bank balances	517,789	380,042	628,745

Total cash (a+b)	878,698	1,710,798	1,507,327

Bank overdraft used for cash management purposes	(1,060,284)	(1,397,083)	(617,637)
Less: Non current restricted cash	—	(1,000)	(1,000)

Cash and cash equivalents for the statement of cash flows	(181,586)	312,715	888,690

9. Lease prepayments

	March 31, 2010	March 31, 2009
Towards buildings*	273,911	311,185

	273,911	311,185

*	Includes Rs.189,903 (March 31, 2009 : Rs 256,050) paid to VALS Developers Private Limited. Also refer note 37.
In respect of buildings, prepayments made towards buildings accounted for as operating leases are amortised over the lease term on a straight line basis.
10. Other assets

	March 31, 2010	March 31, 2009
Non current
Withholding taxes (see note (a) below)	—	174,234
Other deposits (see note (b) and (c) below)	554,358	322,091

	554,358	496,325

Current
Net investment in leases	—	—

	—	—

Financial assets included in other assets	249,744	227,468

(a)
Withholding taxes represent taxes deducted at source by the customers and paid to the Government, which is adjustable against tax liability of the Company. The company started receiving refunds of such taxes from the Government. Accordingly the withholding taxes is expected to be realized within next 12 months and hence the withholding taxes are classified as current and included as part of trade and other receivables. Refer note 13.

(b)	Includes Rs. 32,098 (March 31 2009: Rs.26,775) paid to VALS Developers Private Limited. Also refer note 37.

(c)
Includes Rs. 304,614 (March 31 2009: Rs. 111,333) paid to Emirates Integrated Telecommunications Company PJSC in relation to supply of capacity from the Europe India Gateway and borrowing cost capitalized thereon.

11. Deferred tax assets and liabilities
The tax effects of significant temporary differences that resulted in deferred tax assets and a description of the items that created these differences is given below

	Assets / (liabilities)
Recognised deferred tax assets / (liabilities)	March 31, 2010	March 31, 2009
Deferred tax assets
Property, plant and equipment	—	1,796
Intangible assets	—	2,212
Allowance for doubtful trade and other receivables	—	4,516
Carry forward capital losses	82,869	67,735

	82,869	76,259
Deferred tax liabilities
Property, plant and equipment	(76)	—
Intangible assets	(189)	—
Investment in equity accounted investees	(82,604)	(67,735)

	(82,869)	(67,735)

Net deferred tax asset recognized in balance sheet	—	8,524

In assessing the realizability of the deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of the deferred income tax assets and tax loss carry forwards is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategy in making this assessment. Based on the level of historical taxable income and projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes that the Company will realize the benefits of those recognized deductible differences. The amount of deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced. Also refer note 40 relating to subsequent events.
Movement in temporary differences during the year

	Balance	Recognised		Balance	Recognised		Balance
	as at	in	Recognised	as at	in	Recognised	as at
	April 1,	income	in	March	income	in	March
	2008	statement	Equity	31, 2009	statement	Equity	31, 2010
Property, plant and equipment	1,733	63	—	1,796	(1,872)	—	(76)
Intangible assets	3,155	(943)	—	2,212	(2,401)	—	(189)
Allowance for doubtful trade and other receivables	10,644	(6,128)	—	4,516	(4,516)	—	—
Tax loss carry forwards	56,859	10,816	60	67,735	14,371	763	82,869
Investment in equity accounted investees	(56,821)	(10,854)	(60)	(67,735)	(14,106)	(763)	(82,604)

	15,570	(7,046)	—	8,524	(8,524)	—	—

Unrecognized deferred tax assets / (liabilities)

	As at March 31, 2010	As at March 31, 2009
Deductible temporary differences	172,136	82,062
Unrecognized tax losses	3,360,093	3,440,680
	3,532,229	3,522,742

Considering the probability of availability of future taxable profits in the period in which tax losses expire, deferred tax assets have not been recognised in respect of tax losses carried forward by the Group. The above tax losses expire at various dates ranging from 2015 to 2024.
Deferred tax liabilities of Rs. Nil and Rs.44,627 as at March 31, 2010 and March 31, 2009 have not been recognised on undistributed profits of its subsidiaries since the group expects to realize the same in a tax free manner.
Income tax expense recognized in profit or loss

	March 31, 2010	March 31, 2009	March 31, 2008
Current tax expense / (benefit)
Current period	(90,003)	90,003	12,013
	(90,003)	90,003	12,013
Deferred tax expense
Origination and reversal of temporary differences	22,895	17,862	31,469
Recognition of previously unrecognized tax losses	(14,371)	(10,854)	(34,887)
Reversal of previously recognized tax losses	—	38	55,380

	8,524	38	51,962

Total income tax expense / (benefit)	(81,479)	97,049	63,975

Income tax directly recognised in other comprehensive income

	March 31,2010	March 31,2009	March 31,2008
Actuarial (gains) or losses	—	—	957
Tax effect of changes in the fair value of other investments	—	—	556
Tax effect on share of profit of associate recognised in OCI	—	—	—
Tax effect on foreign currency translation differences	—	—	(85)

Income tax benefit / (expense) recognized directly in equity	—	—	1,428

Reconciliation of effective tax rate
A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before taxes is summarized below:

	Year ended	Year ended	Year ended
	March 31, 2010	March 31, 2009	March 31, 2008
Profit / (loss) before income taxes	(54,666)	(754,584)	89,421
Enacted tax rates in India	33.99%	33.99%	33.99%
Computed expected tax expense / (benefit)	(18,581)	(256,483)	30,394
Effect of:
Share based payment expense not deductible for tax purposes	8,188	16,149	14,234
Unrecognized deferred tax assets on losses incurred during the year (net of temporary differences, if any)	41,370	359,669	65,714
Unrecognized deferred tax asset on temporary differences	—	—	12,634
Share of profit of equity accounted investee taxed at a lower rate	(12,203)	(8,582)	(24,253)
Recognition of previously unrecognized tax losses	(18,774)	(13,203)	(37,312)
Reversal of tax expense consequent to merger (Refer note 40)	(81,479)	—	—
Others	—	(501)	2,564

	(81,479)	97,049	63,975

12. Inventories
Inventories comprise:

	March 31, 2010	March 31, 2009
Communication hardware	19,826	30,832
Application software	1,662	4,264
Others	—	3,992

	21,488	39,088

The entire carrying amount of inventories as at March 31, 2010 and 2009 are secured in connection with bank borrowings.

13. Trade and other receivables
Trade and other receivables comprise:

	March 31, 2010	March 31, 2009
(i) Trade receivables, net	1,912,348	1,504,927
(ii) Other receivables including deposits	1,196,450	950,599
(iii) Construction contract in progress	86,214	—

	3,195,012	2,455,526

(i)
Trade receivables as of March 31, 2010 and March 31, 2009 are stated net of allowance for doubtful receivables. The Group maintains an allowance for doubtful receivables based on its age and collectability. Trade receivables are not collateralized except to the extent of refundable deposits received from cybercafé franchisees and from cable television operators. The Group’s exposure to credit and currency risks and impairment losses related to trade and other receivables, excluding construction work in progress is disclosed in note 24. Trade receivables consist of:

	March 31, 2010	March 31, 2009
Trade receivables from related parties	—	698
Other trade receivables	2,083,054	1,620,524

	2,083,054	1,621,222
Less: Allowance for doubtful receivables	(170,706)	(116,295)

Balance at the end of the year	1,912,348	1,504,927

The activity in the allowance for doubtful accounts receivable is given below:

	For the year ended
	March 31, 2010	March 31, 2009
Balance at the beginning of the year	116,295	83,316
Add : Additional provision, net	121,987	84,346
Less : Bad debts written off	(67,576)	(51,367)

Balance at the end of the year	170,706	116,295

(ii)	Other receivables comprises of the following items:

	March 31, 2010	March 31, 2009
Advances and other deposits (Refer Note (a) and (c) below)	657,609	745,876
Deposits with Department of Income tax / Withholding taxes (Refer Note (b) below)	530,146	191,457
Employee advances	8,695	13,266

	1,196,450	950,599

Financial assets included in other receivables	322,833	405,989

Notes:

a)	Advances and other deposits primarily comprises of receivables in the form of custom duty credit entitlement, service tax and other advances given in the ordinary course of business.

b)
Includes withholding taxes recoverable from the Department of Income-tax for which the Company has filed tax returns for refund. The Company expects to realize such refund of withholding taxes within the next 12 months.

c)
During the year ended March 31, 2010, the Group entered into a lease for 290,753 sq ft of building from Reliable Infomatics Park Private Ltd on a long term lease. The group has paid a sum of Rs 51,786 as a security deposit for the above lease. During the year, the Group has surrendered the above lease. The company expects to realize the above amount within the next 12 months.

14. Prepayments for current assets
Prepayments for current assets comprise of the following:

	March 31, 2010	March 31, 2009
Prepayments for purchase of bandwidth	79,402	63,961
Prepayments related to insurance	17,680	12,682
Prepayments-others	57,245	47,066
Lease prepayments	36,991	4,839

	191,318	128,548

15. Other investments
Other Investments comprise of available for sale investments in units of mutual funds. The details of such investments are given below:

	March 31, 2010			March 31, 2009
		Gains/ (Loss)			Gains/ (Loss)
		recognized in			recognized in
		other			other
	Gross	comprehensive		Gross	comprehensive
	amount	income	Fair value	amount	income	Fair value
Investment in mutual funds	—	—	—	20,315	(6,441)	13,874

16. Share capital and share premium
No of shares

	Year ended March 31,
	2010	2009	2008
Issued as at April 01	42,820,082	55,637,082	42,800,265
Issued for cash*	—	—	12,817,000	*
Issued for consideration other than cash	10,530,000	—	—
Exercise of share options	1,416	—	19,817
Shares forfeited*	—	(12,817,000)	—

Issued as at March 31	53,351,498	42,820,082	55,637,082

*	Paid up Rs.1/- per share
As at March 31, 2010 the authorized share capital comprises 61,000,000 ordinary shares (as of March 31, 2009, the number of authorized shares was 61,000,000) of Rs.10 each. The holders of ordinary shares are entitled to receive dividends from time to time and are entitled to vote at meetings of the Group. All shares rank equally with regard to Group’s residual assets.
The Company had entered into a Subscription Agreement with Infinity Satcom Universal Private Limited (Infinity Satcom Universal) during the year ended March 31, 2008 for issuance of 12,817,000 equity shares of the Company with face value of Rs.10/- per share at a premium of Rs.165/-. It was approved by the Company’s shareholders at the Extra ordinary General Meeting held on March 17, 2008. Infinity Satcom Universal is controlled by Ananda Raju Vegesna, Executive Director, and brother of Shri Raju Vegesna, Chairman and Managing Director of Sify Technologies Limited.
The Company had received a sum of Rs.112,149 (comprising of Rs.12,817 towards face value and Rs.99,332 towards securities premium / share premium). Subsequently on August 28, 2008, Infinity Satcom Universal communicated to the Company that they would focus their attention on the business of Sify Communications Limited (erstwhile subsidiary) and hence shall not contribute the balance money towards the subscription of 12,817,000 equity shares, as and when it is called. Accordingly, at the meeting of the board of directors, the shares allotted and monies already collected (Rs.112,149 including sums towards capital and premium) have been forfeited.
During the year ended March 31, 2010 the company has issued 10,530,000 ordinary shares of Rs 10 each to the erstwhile shareholders of Sify Communication Limited as per the scheme of amalgamation. Refer note 40.
Further during the year ended March 31, 2010, 1,416 ordinary shares (March 31, 2009: Nil) have been issued consequent to exercise of options under the Associate stock option plan.
Translation reserve
The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.
Share based payment reserve
Share based payment reserve represents the stock compensation expense recognised in the statement of changes in equity.
Fair value reserve
The fair value reserve comprises the cumulative net change in the fair value of available-for-sale securities until the investments are derecognized or impaired.
Recognised actuarial gain / loss
Recognised actuarial gain / loss represents the cumulative actuarial gain / loss recognised in other comprehensive income and presented within equity.

17. Finance lease obligations
The Group leases routers and other equipments under finance lease arrangements. The following is a schedule of future minimum finance lease commitments as at March 31, 2010:

	March 31, 2010			March 31, 2009
			Present			Present
	Future		value	Future		value
	minimum		minimum	minimum		minimum
	lease		lease	lease		lease
	payments	Interest	payments	payments	Interest	payments
Less than one year	65,148	(19,178)	45,970	42,743	(9,800)	32,943
Between one and five years	182,206	(26,859)	155,347	138,246	(15,864)	122,382

Total	247,354	(46,037)	201,317	180,989	(25,664)	155,325

18. Employee benefits

	March 31, 2010	March 31, 2009
Gratuity payable	16,753	15,082
Compensated absences	38,054	49,218

	54,807	64,300

Gratuity cost
The components of gratuity costs recognised in the consolidated income statement for the years ending March 31, 2010, March 31, 2009 and March 31, 2008 consist of the following:

	March 31, 2010	March 31, 2009	March 31, 2008
Service cost	14,498	12,067	8,533
Interest cost	4,501	3,038	1,639
Expected return on plan asset	(2,963)	(1,672)	(957)

	16,036	13,433	9,215

Details of employee benefit obligation and plan asset are as follows:

	March 31, 2010	March 31, 2009
Present value of projected benefit obligation at the end of the year	51,046	43,389
Funded status of the plans	34,293	28,307

Recognised (asset) / liability	16,753	15,082

The following table set out the status of the gratuity plan:

Change in defined benefit obligation	March 31, 2010	March 31, 2009	March 31, 2008
Projected benefit obligation at the beginning of the year	43,389	27,332	20,785
Service cost	14,498	12,067	8,533
Interest cost	4,501	3,038	1,639
Actuarial (gain) / loss	(5,957)	3,662	2,393
Benefits paid	(5,385)	(2,710)	(6,018)

Projected benefit obligation at the end of the year	51,046	43,389	27,332

Change in plan assets	March 31, 2010	March 31, 2009	March 31, 2008
Fair value of plan assets at the beginning of the year	28,307	18,740	8,422
Expected return on plan assets	2,965	1,672	957
Actuarial gain / (loss)	(449)	(684)	(423)
Employer contributions	8,855	11,290	15,801
Benefits paid	(5,385)	(2,711)	(6,017)

Fair value of plan assets at the end of the year	34,293	28,307	18,740

Actual return on plan assets	2,513	988	534
Actuarial assumptions at end of the year:
The principal actuarial assumptions as on March 31, 2010, 2009 and 2008 were as follows:

	March 31, 2010		March 31, 2009		March 31, 2008
Discount rate	8.15	% P.a	7.95	% P.a	7.85	% P.a
Long-term rate of compensation increase	8.00	% P.a	8.00	% P.a	6.00	% P.a
Expected long term rate of return on plan assets	8.00	% P.a	8.00	% P.a	7.50	% P.a
Average future working life time	11.06 years		10.99 years		10.23 years

Discount rate: The discount rate is based on prevailing market yields of Indian Government securities as at the end of the year for the estimated term of the obligations.
Long term rate of compensation increase: The estimates of future salary increases considered take into account inflation, seniority, promotion and other factors.
Expected long term rate of return on plan assets: This is based on the average long term rate of return expected on investments of the fund during the estimated term of the obligations.
Assumptions regarding future mortality are based on published statistics and mortality tables.
The Group assesses these assumptions with the projected long-term plans of growth and prevalent industry standards.
Historical information

	March 31, 2010	March 31, 2009
Experience adjustment on plan liabilities	(4,818)	1,574
Experience adjustment on plan assets	(450)	(684)

Contributions: The Group expects to contribute Rs.12,000 (March 31 2009: Rs 20,000) to its gratuity fund during the year ending March 31, 2011.
Plan assets: The Gratuity plan’s weighted-average asset allocation at March 31, 2010 and March 31, 2009, by asset category is as follows:

	March 31, 2010	March 31, 2009
Funds managed by insurers	100%	100%
Actuarial gains and losses recognised in other comprehensive income
The amount of actuarial gains and losses recognised in other comprehensive income for the years ending March 31, 2010, 2009 and 2008 are as follows:

	March 31, 2010	March 31, 2009	March 31, 2008
Actuarial gain / (loss)	5,508	(4,346)	(2,816)

	5,508	(4,346)	(2,816)

Contributions to defined contribution plans
In accordance with Indian law, all employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and employer make monthly contributions to the plan, each equal to a specified percentage of employee’s basic salary. The Group has no further obligations under the plan beyond its monthly contributions. The Group contributed Rs.55,229, Rs.70,354 and Rs.52,244 for the years ended March 31, 2010, 2009 and 2008.
19. Other liabilities

	March 31, 2010	March 31, 2009
Franchisee deposits and other liabilities	165,800	134,116

	165,800	134,116

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
20. Borrowings

	March 31, 2010	March 31, 2009
Current
Loan secured against fixed deposits (Refer note 1 below)	—	310,000
Term bank loans (Refer note 2 below)	216,000	331,944
Other working capital facilities (Refer note 3 below)	697,165	540,826
Borrowings from others (Refer note 4 below)	39,681	—

	952,846	1,182,770

Non current
Term bank loans (Refer note 2 below)	325,940	201,389
Borrowings from others (Refer note 4 below)	123,484	—

	449,424	201,389

The Group has borrowings which include:
1.
Loan secured against fixed deposits of Rs. Nil as at March 31, 2010 (Rs. 310,000 as at March 31, 2009) represent bank loans for working capital requirements. These borrowings bear interest ranging from 10%-11.90% p.a. and are repayable within one year from the balance sheet date.

2.
Term bank loans bear interest ranging from 9.50% to 13.50% p.a. The term loans are secured by way of pari-passu first charge over the unencumbered movable fixed assets acquired out of such term loans availed by the Company. Further these loans are collaterally secured by way of equitable mortgage over the office premises and also by way of pari passu second charge on the entire current assets of the Company.

3.
Letter of credit discounted (including buyer’s credit) is secured by pari-passu charge on current assets of the Company and moveable assets of the company, both present and future. These borrowings bear interest ranging from 11% to 14% p.a. Such facilities are renewable every year.

4.
Borrowings from others are secured against relevant assets and software. However, the Company is in the process of obtaining no objection certificate from the bank with whom such relevant assets and software are hypothecated.

21. Trade and other payables

	March 31, 2010	March 31, 2009
Trade payables	989,020	690,388
Advance from customers	37,047	52,224
Accrued expenses	686,452	668,769
Other payables	143,145	143,849

	1,855,664	1,555,230

Financial liabilities included in trade and other payables	1,798,764	1,411,358

22. Deferred income
Deferred income includes the following amounts of unearned income:

	March 31, 2010	March 31, 2009
Corporate network/data services	328,309	308,521
Internet access services	24,941	28,065
Other services	65,316	18,215

	418,566	354,801

23. Revenue

	Year ended
	March 31, 2010	March 31, 2009	March 31, 2008
Rendering of services
Service revenue*	5,356,852	5,253,535	4,868,673
Initial franchise fee	11,369	30,489	43,503
Installation service revenue	288,919	235,116	318,466

	5,657,140	5,519,140	5,230,642

Sale of products	1,053,048	643,021	775,573

	6,710,188	6,162,161	6,006,215

*	Including revenue arising from construction contracts (refer note 24)
24. Construction contracts in progress

	Year ended
	March 31, 2010	March 31, 2009	March 31, 2008
Contract revenue recognised for the year ended March 31, 2010	86,214	—	—
Aggregate amounts of costs incurred and recognized profits (less recognised losses) upto the reporting date	86,214	—	—
Advances received	16,441	—	—
Gross amount due from customers for contract work presented as an asset	86,214	—	—

25. Cost of goods sold and services rendered
Cost of goods sold and services rendered information is presented before any depreciation or amortization that is direct and attributable to revenue sources. The Group’s asset base deployed in the business is not easily split into a component that is directly attributable to a business and a component that is common / indirect to all the businesses. Since a gross profit number without depreciation and amortization does not necessarily meet the objective of such a disclosure, the Group has not disclosed gross profit numbers but disclosed all expenses, direct and indirect, in a homogenous group leading directly from revenue to operating income.
26. Other income

	Year ended
	March 31, 2010	March 31, 2009	March 31, 2008
Duty credit entitlement	82,486	79,278	46,152
Others	49,303	9,827	—

	131,789	89,105	46,152

27. Income from legal settlement
During the year, the Company received Rs 561,120 (US$ 12.43 million) in connection with settlement of legal matters. This is pursuant to a legal suit filed by the company in the prior years. The said receipt has been recorded as income form legal settlement in the consolidated statement of income during the year ended March 31, 2010.
28. Selling, general and administrative expenses

	Year ended
	March 31, 2010	March 31, 2009	March 31, 2008

Personnel expenses	745,067	987,585	715,365
Marketing and promotion expenses	482,554	608,318	558,573
Administrative and other expenses*	1,238,770	1,217,522	1,160,777

	2,466,391	2,813,425	2,434,715

*	Includes foreign exchange gain / (loss) of Rs.9,397, Rs.21,320 and Rs.(22,587) for the years ended March 31, 2010, 2009 and 2008 respectively.
Under the provisions of the Indian Income-tax Act, 1961, employers are required to pay fringe benefits tax (FBT) on the taxable value of the fringe benefits or privileges or that are provided or deemed to be provided to employees. FBT under the provisions of the Indian Income-tax Act, 1961 is Rs. Nil, Rs.19,880, Rs.16,910 for the years ended March 31, 2010, 2009 and 2008 respectively. FBT is withdrawn with effect from April 1, 2009.
29. Personnel expenses

	Year ended
	March 31, 2010	March 31, 2009	March 31, 2008
Salaries and wages	1,269,638	1,532,378	940,942
Contribution to provident fund and other funds	77,197	70,354	40,838
Staff welfare expenses	27,499	38,225	26,168
Employee stock compensation expense	30,589	61,380	60,933

	1,404,923	1,702,337	1,068,881

Attributable to cost of goods sold and services rendered	659,856	714,752	431,588
Attributable to selling, general and administration expenses	745,067	987,585	637,293

30. Share-based payments
Share based payments are designed as equity-settled plans. Under the equity settled plans, the Group had issued stock options under Associate Stock Option Plan (ASOP) 1999, ASOP 2000, ASOP 2002, ASOP 2005 and ASOP 2007. Each option entitles the holder to purchase one American Depository Share (ADS) at an exercise price determined by the Compensation committee on the date of the grant. There are no options outstanding in respect of ASOP 1999 and ASOP 2000 plan as at April 1, 2009. Our stock option plans are detailed as under:
(i) Associate Stock Option Plan 2002
In fiscal year 2002, the Group established the Associate Stock Option Plan 2002 (the ASOP 2002 Plan) which provided for issuing stock options to eligible employees. On December 9, 2002, the Group issued options to the eligible employees at Rs. 1 each for purchasing one ADS at an exercise price determined by the Compensation Committee.
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
As the number of stock options and the price of those options were made known to each allottee, the Plan has been considered as a fixed price grant. Stock option activity under the ASOP 2002 Plan is as follows:

				Weighted average exercise
No. of options granted,	Number of options			price in Rs.
exercised and forfeited	2010	2009	2008	2010	2009	2008
Outstanding at beginning of the year	—	—	6,250	—	—	228.74
Granted during the year	—	—	—	—	—	—
Forfeited during the year	—	—	—	—	—	—
Expired during the year	—	—	6,250	—	—	228.74
Exercised during the year	—	—	—	—	—	—
Outstanding at the end of the year	—	—	—	—	—	—

Exercisable at the end of the year	—	—	—	—	—	—

(ii) Associate Stock Option Plan 2005
In October 2005, the Group established the Associate Stock Option Plan 2005 (the ASOP 2005 Plan) which provided for issuing 1,900,000 stock options to eligible employees. The Group cancelled on September 22, 2005, all the unissued stock options pertaining to previous plans and / or the stock options surrendered or lapsed.
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
As the number of stock options and the price of those options were made known to each allottee, the Plan has been considered as a fixed price grant. Stock option activity under the ASOP 2005 Plan is as follows:

				Weighted average exercise
No. of options granted,	Number of options			price in Rs.
exercised and forfeited	2010	2009	2008	2010	2009	2008
Outstanding at the beginning of the year	—	326,093	868,195	—	328.84	238.32
Granted during the year	—	—	119,400	—	—	340.82
Forfeited during the year	—	(29,167)	(122,442)	—	449.16	376.64
Expired during the year	—	(296,926)	(28,293)	—	317.02	461.51
Exercised during the year	—	—	(13,567)	—	—	238.32
Replaced during the year (Refer to notes below)	—	—	(497,200)	—	—	422.91

Outstanding at the end of the year	—	—	326,093	—	—	328.84

Vested and exercisable at the end of the year	—	—	235,010	—	—	328.84
Weighted average grant date fair value of grants during the year	—	—	—	—	—	120.00
(iii) Associate Stock Option Plan 2007
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
As the number of stock options and the price of those options were made known to each allottee, the Plan has been considered as a fixed price grant. Stock option activity under the ASOP 2007 Plan is as follows:

		Weighted		Weighted		Weighted
		average		average		average
		exercise	Number	exercise	Number	exercise
	Number	price in	of	price in	of	price in
No. of options granted,	of options	Rs.	options	Rs.	options	Rs.
exercised and forfeited	2010	2010	2009	2009	2008	2008
Outstanding at the beginning of the year	1,211,900	152.51	1,200,400	157.35	—	—
Granted during the year	50,000	89.34	142,500	117.46	708,200	184.84
Replaced (Refer to notes below)	—	—	—	—	(123,900)	184.84
Replacement options granted (Refer to notes below)	—	—	—	—	621,100
Forfeited during the year	(93,616)	153.58	(131,000)	158.77	(5,000)	157.35
Expired during the year	(88,068)	158.01	—	—	—	308.42
Exercised during the year	(1,416)	59.02	—	—	—

Outstanding at the end of the year	1,078,800	149.21	1,211,900	152.51	1,200,400	157.35

Vested and Exercisable at the end of the year	437,210	155.55	185,167	157.35	—	—
Weighted average grant date fair value of grants during the year	—	—	—	71.82	—	80.78

The fair value of stock options granted has been measured using the Black Scholes model at the date of the grant. The Black Scholes model includes assumptions regarding dividend yields, expected volatility, expected term (or “option life”) and risk free interest rates. In respect of the options granted, the expected term is estimated based on the vesting term, contractual term as well as expected exercise behavior of the employees receiving the option. Expected volatility of the option is based on historical volatility, during a period equivalent to the option life, of the observed market prices of the Company’s publicly traded equity shares. Dividend yield of the options is based on the recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant. These assumptions reflect management’s best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside the Company’s control. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Further, if management uses different assumptions in the future periods, stock compensation expense could be materially impacted in future years.
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
The fair value of services received in return for share options granted under ASOP 2007 is based on the fair value of share options granted measured using Black Scholes model, with the following inputs:

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
No. of options granted, exercised and forfeited	2010	2009	2008
Weighted average share price	99.26	130.41	174.83
Weighted average exercise price	89.34	117.46	157.35
Expected volatility	115.8% – 136.7%	53.5% – 120.0%	53.83% – 77.82%
Option life	3 – 4.5 years	3 – 4.5 years	3 – 4.5 years
Expected dividends	—	—	—
Risk-free interest rate	2.43% – 2.69%	1.64% – 3.45%	2.50% – 7.50%
A summary of information about fixed price stock options outstanding as at March 31, 2010 is furnished below:

				Weighted
		Number	Weighted	average	Number	Weighted
	Range of	outstanding at	average	remaining	exercisable at	average
	exercise price	March 31,	exercise price	contractual	March 31,	exercise price
	in Rs.	2010	in Rs.	life	2010	in Rs.
ASOP 2007	51.51-188.32	1,078,800	149.21	2.97	437,210	155.55
Modification
During the year ended March 31, 2008, the stock options issued under ASOP 2005 and ASOP 2007 had been out of money for most time of the vesting period. As a result, the Group’s compensation committee allowed certain employees in their approval dated January 22, 2008 to surrender their (a) unvested (b) vested and (c) unexercised stock options and obtain fresh options at a discount of 10% of the market price under ASOP 2007 prevalent at the date of modification in lieu of the surrendered stock options. This modification resulted in the revision in the exercise price as well as the service period over which the stock options vest. Consequent upon modification, 497,200 stock options of ASOP 2005 plan and 123,900 stock options of ASOP 2007 plan were replaced with an allotment of equal number of fresh options to those who surrendered.

The incremental fair value of the stock options replaced was determined by reference to the difference between the fair value of the replaced stock options and the fair value of the cancelled stock options at the date of grant of new stock options. The incremental fair value as a result of such modification in respect of modified options amounted to Rs.20,959 during the year ended March 31, 2008. In respect of modification that has occurred during the vesting period, the incremental fair value granted is included in the measurement of the amount recognised, for services received over the period from the modification date until the date when the modified equity instruments vest, in addition to the amount based on the grant date fair value of the original equity instruments, which is recognised over the remainder of the original vesting period. In respect of the modification that has occurred after vesting date, the incremental fair value granted is recognised immediately or over the vesting period if the employee is required to complete an additional period of service before becoming unconditionally entitled to those modified equity instruments. The incremental cost recognised in respect of such modified options amounted to Rs.5,039, Rs.8,838 and Rs 2,120 for the years ended March 31, 2010, 2009 and 2008 respectively.
The assumptions that were used in arriving at the incremental fair value are as summarized below:

Assumptions	Pre modification	Post modification
Current market price	174.83	174.83
Exercise price	308.34 – 578.38	157.35
Expected term	3 – 4.5 years	3 – 4.5 years
Volatility	53.83% – 77.82%	53.01% – 77.82%
Dividend yield	0%	0%
Discount rate	2.5%	2.5%
31. Financial income and expense

	Year ended
	March 31, 2010	March 31, 2009	March 31, 2008
Interest income on bank deposits	19,489	116,495	160,262
Interest income from leases	—	435	1,232
Others	8,505	5,635	289

Finance income	27,994	122,565	161,783
Interest expense on lease obligations	16,476	2,243	1,826
Bank charges (including letter of credit, bill discounting and buyer’s credit charges)	100,241	86,216	46,484
Interest expense on borrowings	177,156	163,201	9,372
Finance expense	(293,873)	(251,660)	(57,682)

Net finance income / (expense) recognised in profit or loss	(265,879)	(129,095)	104,101

32. Earnings / (loss) per share
The calculation of basic earnings / (loss) per share for the years ended March 31, 2010, 2009 and 2008 is based on the earnings / (loss) attributable to ordinary shareholders of Rs. 33,051, Rs.(900,574) and Rs.(4,696) respectively and a weighted average number of shares outstanding of 50,840,358, 43,350,320, and 42,877,726 respectively, calculated as follows:

	Year ended
	March 31, 2010	March 31, 2009	March 31, 2008
Net profit / (loss ) — as reported	17,027	(900,574)	(4,696)

Weighted average number of shares — basic	50,840,358	43,350,320	42,877,726
Basic earnings / (loss) per share	0.33	(20.77)	(0.11)

Weighted average number of shares — diluted	50,853,293	43,350,320	42,877,726
Diluted earnings / (loss) per share	0.33	(20.77)	(0.11)

Weighted average number of ordinary shares basic

	Year ended March 31,
	2010	2009	2008
Issued fully paid ordinary shares at April 01	42,820,082	42,820,082	42,800,265
Effect of shares issued on exercise of stock options	166	—	14,562
Effect of partly paid shares	—	530,238	62,899
Effect of shares issued consequent to amalgamation of Sify Communications Limited	8,020,110	—	—

Weighted average number of equity shares and equivalent shares outstanding	50,840,358	43,350,320	42,877,726

Weighted average number of ordinary shares diluted

	Year ended March 31,
	2010	2009	2008
Weighted average number of ordinary shares (basic)	50,840,358	43,350,320	42,877,726
Effect of stock options	12,935	—	—

Weighted average number of equity shares outstanding (diluted)	50,853,293	43,350,320	42,877,726

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
33. Operating leases
The Group leases office buildings and other equipment under operating lease arrangements that are renewable on a periodic basis at the option of both the lessor and the lessee. Some of the leases include rent escalation clauses. Rental expenses under these leases were Rs.329,332, Rs.336,899 and Rs.173,951 for the years ended March 31, 2010, 2009 and 2008 respectively. The schedule of future minimum rental payments in respect of operating leases is set out below:
As at March 31, 2010

		Less		More
Lease obligations	Total	than 1 year	1-5 years	than 5 years
Non-cancellable operating lease obligations	1,608,509	119,871	407,890	1,080,748
Non-cancellable obligations towards proposed lease *	2,423,554	22,850	520,808	1,879,896
As at March 31, 2009

		Less		More
Lease obligations	Total	than 1 year	1-5 years	than 5 years
Non-cancellable operating lease obligations	1,801,477	135,165	585,564	1,080,748

Non-cancellable obligations towards proposed lease *	2,423,554	—	549,538	1,874,016

*	For details on proposed lease, refer Note 37 on related parties.

34. Segment reporting
The primary operating segments of the Group are:
•	Corporate network/data services, which provides Internet, connectivity, security and consulting, hosting and managed service solutions;
•	Internet access services, from homes and through cybercafés,
•	Online portal services and content offerings; and
•	Other services, such as development of e-learning software.
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

The Group’s operating segment information for the years ended March 31, 2010, 2009 and 2008, are presented below:
Year ended March 31, 2010

	Corporate
	network /	Internet	Online	Consumer
	data	access	portal	one	Other
	services	services	services	(Sub-total)	services	Total
		A	B	A+B
Segment revenue	5,335,268	713,929	130,842	844,771	530,149	6,710,188
Allocated segment expenses	(3,929,727)	(757,431)	(140,966)	(898,397)	(406,063)	(5,234,187)
Impairment loss on intangibles including goodwill	—	—	(47,269)	(47,269)	—	(47,269)

Segment operating income / (loss)	1,405,541	(43,502)	(57,393)	(100,895)	124,086	1,428,732
Unallocated expenses:
Cost of goods sold						(477,807)
Selling, general and administrative expenses						(936,842)
Depreciation and amortization						(656,797)
Other income / (expense), net						131,789
Income from legal settlement						561,120
Finance income						27,994
Finance expenses						(223,990)
Share of profit of equity accounted investee						91,135

Profit / (loss) before tax						(54,666)
Income tax (expense) / benefit						81,479

Profit / (loss) for the year						26,813

Year ended March 31, 2009

	Corporate
	network /	Internet	Online	Consumer
	data	access	portal	one	Other
	services	services	services	(Sub-total)	services	Total
		A	B	A+B
Segment revenue	4,305,235	1,128,182	177,324	1,305,506	551,420	6,162,161
Allocated segment expenses	(2,842,889)	(1,295,332)	(220,967)	(1,516,299)	(473,008)	(4,832,196)
Impairment loss on goodwill	—	—	(15,200)	(15,200)	—	(15,200)

Segment operating income / (loss)	1,462,346	(167,150)	(58,843)	(225,993)	78,412	1,314,765
Unallocated expenses:
Cost of goods sold						(484,478)
Selling, general and administrative expenses						(1,130,221)
Depreciation and amortization						(498,872)
Other income / (expense), net						89,105
Finance income						122,565
Finance expenses						(231,539)
Share of profit of equity accounted investee						64,091

Profit / (loss) before tax						(754,584)
Income tax (expense) / benefit						(97,049)

Profit / (loss) for the year						(851,633)

Year ended March 31, 2008

	Corporate
	network /	Internet	Online	Consumer
	data	access	portal	one	Other
	services	services	services	(Sub-total)	services	Total
		A	B	A+B
Segment revenue	3,822,108	1,545,226	210,766	1,755,992	428,115	6,006,215
Allocated segment expenses	(2,434,316)	(1,432,982)	(298,031)	(1,731,013)	(366,851)	(4,532,180)

Segment operating income / (loss)	1,387,792	112,244	(87,265)	24,979	61,264	1,474,035
Unallocated expenses:
Cost of goods sold						(333,681)
Selling, general and administrative expenses						(1,014,382)
Depreciation and amortization						(394,337)
Other income / (expense), net						46,152
Finance income						161,783
Finance expenses						(31,276)
Share of profit of equity accounted investee						181,127

Profit / (loss) before tax						89,421
Income tax (expense) / benefit						(63,975)

Profit / (loss) for the year						25,446

Reconciliations

		Selling, general
		and
	Cost of goods	administrative	Finance
	sold	expenses	expenses	Total
Year ended March 31, 2010
Allocated segment expenses	3,618,731	1,545,573	69,883	5,234,187
Unallocated segment expenses	477,807	936,842	223,990
Total as per income statement	4,096,538	2,482,415	293,873

Year ended March 31, 2009
Allocated segment expenses	3,128,871	1,683,204	20,121	4,832,196
Unallocated segment expenses	484,478	1,130,221	231,539
Total as per income statement	3,613,349	2,813,425	251,660

Year ended March 31, 2008
Allocated segment expenses	3,085,441	1,420,333	26,406	4,532,180
Unallocated segment expenses	333,681	1,014,382	31,276
Total as per income statement	3,419,122	2,434,715	57,682

Geographic segments
The Group has two geographic segments India and rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

		Rest of the
Description	India	world	Total
Revenues
Year ended March 31, 2010	4,950,352	1,759,836	6,710,188
Year ended March 31, 2009	5,071,137	1,091,024	6,162,161
Year ended March 31, 2008	5,342,248	663,967	6,006,215
The Group does not disclose information relating to non-current assets located in India and rest of the world as the necessary information is not available and the cost to develop it would be excessive.
35. Contingencies
a) During the previous years, the Group had received assessment orders from the Income-tax Department of India for various financial years disallowing certain expenditure like bandwidth charges and foreign currency payments for non-deduction of withholding taxes. The Company appealed against those order before Commissioner of Income Tax (Appeals) (CIT(A)) and received favourable orders. The department has filed appeals before Income Tax Appellate Tribunal (ITAT) disputing CIT(A) orders. The group believes that the appeal by the department is not sustainable and consequently no loss contingency is necessary as at March 31, 2010.
b) Contingencies due to certain service tax claims as at March 31, 2010 amounted to Rs 33,280 (March 31, 2009: Rs.19,637).
c) Additionally, the Group is also involved as a party to lawsuits, claims and proceedings, which arise in the ordinary course of business. The Group does not foresee any material contingency out of the pending issues.
d) The Group during the year ended March 31, 2009 entered into a contract with Emirates Integrated Telecom for the construction and supply of capacity from the Europe India Gateway. As per the contract with Emirates, the Group is required to pay its share of decommissioning costs if any that may arise in the future. No provision has been made by the Group for such decommissioning costs as the amount of provision cannot be measured reliably as at March 31, 2010.
d) In respect of contingencies arising on legal proceedings, refer Note 36.
36. Legal proceedings
a) The Group and certain of its officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in Sify’s initial public offering of American Depositary Shares as defendants. This class action is brought on behalf of a purported class of purchasers of Sify’s ADSs from the time of Sify’s Initial Public Offering (“IPO”) in October 1999 through December 2000. The central allegation in this action is that the underwriters in Sify’s IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased Sify’s ADSs in the IPO and the aftermarket. The complaint also alleges that Sify violated the United States Federal Securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits.

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
On August 14, 2007, the plaintiffs filed Amended Master Allegations. On September 27, 2007, the Plaintiffs filed a Motion for Class Certification. Defendants filed a Motion to Dismiss the focus cases on November 9, 2007. On March 26, 2008, the Court ruled on the Motion to Dismiss, holding that the plaintiffs had adequately pleaded their Section 10(b) claims against the Issuer Defendants and the Underwriter Defendants in the focus cases. As to the Section 11 claim, the Court dismissed the claims brought by those plaintiffs who sold their securities for a price in excess of the initial offering price, on the grounds that they could not show cognizable damages, and by those who purchased outside the previously certified class period, on the grounds that those claims were time barred. This ruling, while not binding on the Company’s case, provides guidance to all of the parties involved in this litigation. On October 2, 2008, plaintiffs requested that the class certification motion in the focus cases be withdrawn without prejudice. On October 10, 2008, the Court signed an order granting that request. On April 2, 2009, the parties lodged with the Court a motion for preliminary approval of a proposed settlement between all parties, including the Company and its former officers and directors. The proposed settlement provides the plaintiffs with $586 million in recoveries from all defendants. Under the proposed settlement, the Issuer Defendants collectively would be responsible for $100 million, which would be paid by the Issuers’ insurers, on behalf of the Issuer Defendants and their officers and directors.
Accordingly, any direct financial impact of the proposed settlement is expected to be borne by the Company’s insurers. On June 12, 2009, the Federal District Court granted preliminary approval of the proposed settlement. On October 6, 2009, the District Court issued an order granting final approval of the settlement. Subsequent to the final approval of Settlement agreement by the District court, there are several notices of appeal filed. Most were filed by the same parties that objected to the settlement in front of the District Court. These will likely be consolidated into a single appeal and briefing schedule will be provided shortly. Any direct financial impact of the preliminary approved settlement is expected to be borne by the Company’s insurers. The Company believes, the maximum exposure under this settlement is approximately US$ 338,983, an amount which the Company believes is fully recoverable from the Company’s insurer.
(b) During the year,
•
On October 12, 2009, Department of Telecommunications (‘DOT’) raised a demand on Sify Technologies for INR 14 million after correcting the arithmetical error in the Assessment letter issued by the DoT.

•	On February 26, 2010 DOT raised a demand on Sify Communications (erstwhile subsidiary merged with Sify Technologies Limited) for INR 26 million.

These demands were primarily alleged that Sify has not paid license fee on the following;
•	Certain items of income have been considered by DOT as licensed activities for payment of licensee fee as the information was not available to DOT.
•
Certain items like other income, interest on deposits, gain on foreign exchange fluctuation, profit on sale of assets, provision written back has been considered by DOT as income eligible for licensed activities as against the Company’s claim that they are not liable for license fee.

The Company has responded to the above said demand notices stating that the above demands are not tenable as the demands were not in accordance with the Telecom Disputes Settlement & Appellate Tribunal (‘TDSAT’) Order which has clarified in its Order that the items of income which are liable for license fee and items of income on which license fees are not liable to be paid. However the TDSAT Order has been challenged in Supreme Court by DoT and Associations of service providers and finality would be arrived only after the decision of the Court. The Company currently pays license fee in accordance with the TDSAT Order and Sify believes that it has adequate legal defenses for these demands and the ultimate outcome of these actions will not have a material adverse effect on Sify.

(ii) During the year, in November 2009, the Company received a demand notice pertaining to the allocation of spectrum in the 3.3-3.4 GHz frequency, from DoT, demanding INR 345 million towards spectrum charges payable from the date of issue of allocation letter for 170 Base Stations. As per the notice, in case no payment is received within 15 days from the date of issue of the notice, then it would be presumed that the Company is no longer interested for the frequency assignments in 3.3-3.4 GHz band.
Whilst the Company received allotment letter for Spectrum in 3.3 GHz band (3303.5/3353.5 MHz) (Total 12 MHz) the Company had neither started any operations in this frequency band nor had applied for any Operating License from DoT/ Wireless Planning Commission (WPC). Sify believes that the obligation to make payment will arise only after obtaining the operating license from DoT/WPC. Sify also believes that it has adequate legal defenses for these demands, as the Company has not yet obtained any operative license, hence such demand is not tenable Nevertheless, the Company has as a commitment to hold and use the spectrum in the above band has paid INR 11.56 million towards 40 Base Stations and has surrendered the remaining 130 Base Stations. The Company believes that the ultimate outcome of these actions will not have a material adverse effect on Sify.
c) The Group is party to additional legal actions arising in the ordinary course of business. Based on the available information, as at March 31, 2010, Sify believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect on Sify. However in the event of adverse judgement in all these cases, the maximum financial exposure would be Rs 9,051 (March 31, 2009: Rs 9,200)
37. Related parties
The related parties where control / significant influence exists are subsidiaries and associates. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director whether executive or otherwise. Key management personnel includes the board of directors and other senior management executives. The other related parties are those with whom the Group has had transaction during the years ended March 31, 2010, 2009 and 2008 are as follows:

	Country	% of Ownership interest
	of	March 31,	March 31,
Particulars	incorporation	2010	2009
Subsidiaries
Sify Communications Limited (until March 31, 2008 also refer note 40)	India	—	74
Sify International Inc.	USA	100	100
Sify Software Limited (Formerly Sify Networks Private Limited)	India	100	100
Sify Technologies (Singapore) Pte. Limited (Incorporated on December 7, 2009)	Singapore	100	—
Associates
MF Global-Sify Securities India Private Limited	India	29.85	29.85
Others (Entities in which the Key Management Personnel have controlling interest/significant influence)
Server Engines LLC	USA	—	—
Server Engines India Private Limited	India	—	—
VALS Developers Private Limited	India	—	—
Infinity Satcom Universal Private Limited	India	—	—

The following is a summary of the related party transactions for the year ended March 31, 2010:

			Key
			Management
Transactions	Associates	Others	Personnel***
Consultancy services received	—	—	240
Sitting fees paid	—	—	1,240
Salaries and other short term benefits	—	—	52,441
Contributions to defined contribution plans	—	—	2,427
Share based payment transactions	—	—	9,486
Issuance of shares on amalgamation of erstwhile Sify Communications limited with Sify Technologies limited	—	842,837	—
Amount of outstanding balances
Debtors	—	—	—
Advance lease rentals and refundable deposits made*	—	282,825	—
The following is a summary of the related party transactions for the year ended March 31, 2009:

			Key
			management
Transactions	Associates	Others	personnel***
Sale of goods / services	6,600	734	—
Advance lease rentals and refundable deposits made*	—	282,825	—
Consultancy services received	—	—	240
Sitting fees paid	—	—	1,220
Salaries and other short term benefits	—	—	50,672
Contributions to defined contribution plans	—	—	2,389
Share based payments	—	—	33,579
Amount of outstanding balances
Debtors	524	174	—
Advance lease rentals and refundable deposits made	—	282,825	—
The following is a summary of the related party transactions for the year ended March 31, 2008:

			Key
			management
Transactions	Associates	Others	personnel***
Purchase of goods / services	—	3,796	—
Issue of shares for cash**	—	112,149	—
Consultancy services	—	—	240
Sitting fees paid	—	—	1,320
Salaries and other short term benefits	—	—	53,298
Contribution to defined contribution plans	—	—	2,516
Share based payments	—	—	40,169

*
Represents deposits made to VALS Developers Private Limited (“VALS”).VALS is owned and controlled by Raju Vegesna Infotech & Industries Private Limited, in which Mr. Raju Vegesna, our principal share holder and Chief Executive Officer, is holding 94.66% equity in his personal capacity. During the year ended March 31, 2009, Sify entered into a Memorandum of Understanding (‘MoU)’ for long term lease with VALS Developers Private Limited to obtain land and building which is in the process of being constructed. The lease agreement, when final and executed, was expected to have an initial non-cancellable term of 5 years, with a further option for Sify to renew or cancel the lease for the incremental five year terms. In connection with this memorandum of understanding, Sify has paid a security deposit of Rs.125,700 and advance rental of Rs.157,125 to VALS. As per the terms of the MOU, the security deposit will be refunded at the end of lease term and the advance rental would be adjusted over a period of 15 months from the commencement of the lease. Subsequently on October 30,2010, the Board of Directors have proposed to cancel the MoU for lease arrangement and has decided to acquire the property which is under construction from the third party directly. The above deposits would be adjusted against the consideration payable for acquiring the property.

**	Also refer note 16 in relation to transactions relating to issue of equity shares to Infinity Satcom Universal Private Limited.

***
Some of the key management personnel of the Group are also covered under the Group’s gratuity plan along with other employees of the Group. Proportionate amounts of gratuity accrued under the gratuity plan have not been separately computed or included in the above disclosure.

38. Financial instruments
Financial instruments by category
The carrying value and fair value of financial instruments by each category as at March 31, 2010 were as follows:

			Financial
			assets /
			liabilities
			at fair
			value
			through		Other	Total
		Loans and	profit and	Available	financial	carrying	Total fair
Particulars	Note	receivables	loss	for sale	liabilities	value	value
Assets
Cash and cash equivalents	8	878,698	—	—	—	878,698	878,698
Other assets	10	249,744	—	—	—	249,744	249,744
Trade receivables	13	1,912,348	—	—	—	1,912,348	1,912,348
Other receivables	13	315,835	—	—	—	315,835	315,835
Derivative financial instruments	13	—	6,998	—	—	6,998	6,998
Liabilities
Bank overdraft	8	—		—	1,060,284	1,060,284	1,060,284
Finance lease liabilities	17	—	—	—	201,317	201,317	201,317
Other liabilities	19	—		—	165,800	165,800	165,800
Borrowings from banks	20	—		—	1,239,105	1,239,105	1,239,105
Borrowings from others	20	—	—	—	163,165	163,165	163,165
Trade and other payables	21	—		—	1,798,764	1,798,764	1,798,764

The carrying value and fair value of financial instruments by each category as at March 31, 2009 were as follows:

			Financial
			assets /
			liabilities
			at fair
			value
			through		Other	Total
		Loans and	profit and	Available	financial	carrying	Total fair
Particulars	Note	receivables	loss	for sale	liabilities	value	value
Assets
Cash and cash equivalents	8	1,710,798	—	—	—	1,710,798	1,710,798
Other assets	10	227,468	—	—	—	227,468	227,468
Trade receivables	13	1,504,927	—	—	—	1,504,927	1,504,927
Other receivables	13	402,992	—	—	—	402,992	402,992
Derivative financial instruments	13	—	2,997	—	—	2,997	2,997
Other investments	15	—	—	13,874	—	13,874	13,874
Liabilities
Bank overdraft	8	—		—	1,397,083	1,397,083	1,397,083
Finance lease liabilities	17	—	—	—	155,325	155,325	155,325
Other liabilities	19	—		—	134,116	134,116	134,116
Borrowings from banks	20	—		—	1,384,519	1,384,519	1,384,519
Trade and other payables	21	—		—	1,411,358	1,411,358	1,411,358
Details of financial assets pledged as collateral
The carrying amount of financial assets as March 31, 2010 and 2009 that the Group has provided as collateral for obtaining borrowings and other facilities from its bankers are as follows:

	March 31, 2010	March 31, 2009
Cash and cash equivalents	878,698	1,710,798
Other assets	249,744	227,468
Trade receivables	1,912,348	1,504,927
Other receivables	315,835	402,992

	3,356,625	3,846,185

Derivative financial instruments
Foreign exchange forward contracts and options are purchased to mitigate the risk of changes in foreign exchange rates associated with certain payables, receivables and forecasted transactions denominated in certain foreign currencies. These derivative contracts do not qualify for hedge accounting under IAS 39, and are initially recognised at fair value on the date the contract is entered into and subsequently re-measured at their fair value. Gains or losses arising from changes in the fair value of the derivative contracts are recognised immediately in profit or loss. The counterparties for these contracts are generally banks or financial institutions. The following table gives details in respect of the notional amount of outstanding foreign exchange and option contracts as on March 31, 2010 and 2009:

	As of
	March 31, 2010	March 31, 2009
Forward contracts
In U.S. Dollars (Sell)	—	—
In U.S Dollars (Buy)	—	—
Option contracts
In U.S Dollars (Sell)	67,710	216,538
In U.S Dollars (Buy)	—	25,475
The Company recognized a net gain on derivative financial instruments of Rs.6,998 for the year ended March 31, 2010 and a net gain of Rs.2,997 during the year ended March 31, 2009 and a net loss of Rs.2,513 during the year ended March 31, 2008.
The forward exchange contracts and option contracts mature between one and twelve months. The table below summarizes the notional amounts of derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

	As of
	March 31, 2010	March 31, 2009
Sell:
Not later than one month	33,855	25,525
Later than one month and not later than three months	33,855	50,950
Later than three months and not later than six months	—	76,425
Later than six months and not later than one year	—	63,638

	67,710	216,538

	As of
	March 31, 2010	March 31, 2009
Buy:
Not later than one month	—	25,475
Later than one month and not later than three months	—	—
Later than three months and not later than six months	—	—
Later than six months and not later than one year	—	—

	—	25,475

Interest, (expenses), gains and (losses) recognized on financial assets and liabilities
Recognised in profit or loss

	Year ended
	March 31, 2010	March 31, 2009	March 31, 2008
Loans and receivables
Interest income on bank deposits	19,489	116,495	160,262
Interest income from leases	—	435	1,232
Interest income from other loans and receivables	8,505	5,635	289
Impairment loss of trade receivables	(121,987)	(84,346)	(131,954)
Impairment loss on finance lease receivables	—	(6,929)	—
Financial assets at fair value through profit or loss
Net change in fair value of derivative financial instruments	6,998	2,997	(3,312)
Other financial liabilities
Interest expenses on lease obligations	(16,476)	(2,243)	(1,826)
Interest expenses on borrowings from banks, others and overdrafts	(177,156)	(163,201)	(9,372)
Recognised directly in other comprehensive income

	Year ended
	March 31, 2010	March 31, 2009	March 31, 2008
Net change in fair value of available-for-sale financial assets	—	(5,361)	(1,080)
39. Financial Risk Management
The Group has exposure to the following risks from its use of financial instruments:
•	Credit risk
•	Liquidity risk
•	Market risk
The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Board of Directors have established a risk management policy to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management systems are reviewed periodically to reflect changes in market conditions and the Group’s activities. The Group Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures, and reviews the risk management framework. The Group Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

Credit risk: Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group’s trade receivables, treasury operations and other activities that are in the nature of leases.
Trade and other receivables
The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. Management considers that the demographics of the Group’s customer base, including the default risk of the industry and country in which customers operate, has less of an influence on credit risk. The group is not exposed to concentration of credit risk to any one single customer since the services are provided to and products are sold to customers who are spread over a vast spectrum. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the credit worthiness of the customers to which the Company grants credit terms in the normal course of the business.
Cash and cash equivalents and other investments
In the area of treasury operations, the Group is presently exposed to counter-party risks relating to short term and medium term deposits placed with public-sector banks, and also to investments made in mutual funds.
Guarantees
The Group’s policy is to provide financial guarantees only to subsidiaries.
The Chief Financial Officer is responsible for monitoring the counterparty credit risk, and has been vested with the authority to seek Board’s approval to hedge such risks in case of need.
Exposure to credit risk
The gross carrying amount of financial assets, net of any impairment losses recognized represents the maximum credit exposure. The maximum exposure to credit risk as at March 31, 2010 and 2009 was as follows:

	March 31, 2010	March 31, 2009
Cash and cash equivalents	878,698	1,710,798
Other assets	249,744	227,468
Trade receivables	1,912,348	1,504,927
Other receivables	315,835	402,992
Derivative financial instruments	6,998	2,997
Other investments	—	20,315

	3,363,623	3,869,497
Financial assets that are past due but not impaired
There is no other class of financial assets that is past due but not impaired other than trade receivables. The age analysis of trade receivables have been considered from the date of invoice. The ageing of trade receivables, net of allowances that are past due, is given below:

Period (in days)	March 31, 2010	March 31, 2009
Past due 181 - 270 days	160,979	120,662
Past due 271 - 365 days	29,346	59,534
More than 365 days	114,932	—

	305,257	180,196

See note 13 for the activity in the allowance for impairment of trade account receivables.

Financial assets that are not past due
Cash and cash equivalents, other assets, other receivables and finance lease receivables are neither past due nor impaired. Of the total trade receivables that are not past due as at March 31, 2010 amounting to Rs.1,627,059 (March 31, 2009: Rs.1,324,731) impairment to the extent of Rs 19,968 (March 31, 2009: Nil) has been recorded.
Details of collateral and other credit enhancements held

	March 31, 2010	March 31, 2009
Security deposits received for internet access services	16,236	32,918

Liquidity risks: Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Typically the Group ensures that it has sufficient cash on demand to meet expected operational expenses, servicing of financial obligations. In addition, the Group has concluded arrangements with well reputed Banks, and has unused lines of credit that could be drawn upon should there be a need. The Company is also in the process of negotiating additional facilities with Banks for funding its requirements.
The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:
As at March 31, 2010

	Carrying	Contractual
	amount	cash flows	0-12 months	1-3 years	3-5 years
Non-derivative financial liabilities
Bank overdrafts	1,060,284	1,060,284	1,060,284	—	—
Finance lease liabilities	201,317	247,354	65,148	123,922	58,284
Other liabilities	165,800	165,800	165,800	—	—
Borrowing from banks	1,239,105	1,333,922	972,962	360,960	—
Borrowings from others	163,165	207,828	57,041	91,247	59,540
Trade and other payables	1,798,764	1,798,764	1,798,764	—	—

	4,628,435	4,813,952	4,119,999	576,129	117,824

As at March 31, 2009

	Carrying	Contractual
	amount	cash flows	0-12 months	1-3 years	3-5 years
Non-derivative financial liabilities
Bank overdrafts	1,397,083	1,397,083	1,397,083	—	—
Finance lease liabilities	155,325	180,989	42,743	84,746	53,500
Other liabilities	134,116	134,116	134,116	—	—
Borrowing from banks	1,384,159	1,498,236	1,261,604	200,694	35,938
Trade and other payables	1,411,358	1,411,358	1,411,358	—	—

	4,482,041	4,621,782	4,246,904	285,440	89,438

Market risk: Market risk is the risk of loss of future earnings or fair values or future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign exchange rates and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including foreign currency receivables and payables. The Group is exposed to market risk primarily related to foreign exchange rate risk (currency risk), interest rate risk and the market value of its investments. Thus the Group’s exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.

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

The Group’s exposure to foreign currency risk as at March 31, 2010 was as follows:
All amounts in respective currencies as mentioned (in thousands)

	USD	CAD	CHF	Euro	GBP	DHS	HKD
Cash and cash equivalents	1,198	—	—	—	—	—	—
Trade receivables	8,869	168	209	32	96	1	—
Trade payables	(4,764)	—	—	(31)	(12)	—	(11)
Gross balance sheet exposure	5,303	168	209	1	84	1	(11)
Forward exchange / option contracts	(1,500)	—	—	—	—	—	—
Net exposure	3,803	168	209	1	84	1	(11)
The Group’s exposure to foreign currency risk as at March 31, 2009 was as follows:
All amounts in respective currencies as mentioned (in thousands)

	USD	CAD	CHF	Euro	GBP	SGD	DHS
Cash and cash equivalents	1,347	—	—	—	—	—	—
Trade receivables	5,770	301	161	2	91	16	—
Trade payables	(3,390)	—	—	(15)	(14)	(26)	(6)
Gross balance sheet exposure	3,727	301	161	(13)	77	(10)	(6)
Forward exchange / option contracts	(3,750)	—	—	—	—	—	—
Net exposure	(23)	301	161	(14)	77	(10)	(6)
Sensitivity analysis
A 10% strengthening of the rupee against the respective currencies as at 31 March 2010 and 2009 would have increased / (decreased) other comprehensive income and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2009.

	Other
	comprehensive
	income	Profit or loss
March 31, 2010	—	(19,367)
March 31, 2009	—	(2,253)
A 10% weakening of the rupee against the above currencies as at March 31, 2010 and 2009 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.
Interest Rate Risk: Interest rate risk is the risk that an upward movement in interest rates would adversely affect the borrowing costs of the group.

Profile
At the reporting date the interest rate profile of the Group’s interest -bearing financial instruments were as follows:

	Carrying amount
Fixed rate instruments	March 31, 2010	March 31, 2009
Financial assets
- Fixed deposits with banks	531,192	1,401,224

Financial liabilities
- Borrowings from banks	697,165	850,826
- Borrowings from others	163,165	—

Variable rate instruments
Financial liabilities
- Borrowings from banks	541,940	533,333
- Bank overdrafts	1,060,284	1,397,083
Fair value sensitivity for fixed rate instruments
The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss, and the Group does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model. Therefore a change in interest rates at the reporting date would not affect profit or loss.
Cash flow sensitivity for variable rate instruments
An increase of 100 basis points in interest rates at the reporting date would have increased / (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis has been performed on the same basis as 2009.

	Equity	Profit or loss
March 31, 2010	—	(16,022)
March 31, 2009	—	(19,304)
A decrease of 100 basis points in the interest rates at the reporting date would have had equal but opposite effect on the amounts shown above, on the basis that all other variable remain constant.
40. Acquisition of non-controlling interest in subsidiary
The Board of Directors and shareholders of the Company at their meeting held on November 24, 2008 approved the merger of Sify’s subsidiary Sify Communications Limited, subject to approval by the Honorable High Court of Madras and other statutory authorities. Subsequently, the Company obtained the approval of Honorable High Court on June 26, 2009 which is binding on the Company and its subsidiary Sify Communications Limited and as part of the merger, the Company issued 10,530,000 equity shares to Infinity Satcom Universal Pvt. Limited (a company promoted by the principal shareholders of Sify) and acquired the remaining 26% equity interest of Sify Communications Limited. Although the merger was approved by the High Court on June 26, 2009, which is considered as the acquisition date for accounting purposes, for Income-tax purpose the effect of merger is retrospectively applied from April 1, 2008. The acquisition of this non-controlling interest has been accounted as a transaction with equity holders in their capacity as equity holders and accordingly no goodwill has been recognized. As a result of the acquisition of non-controlling interest, the following adjustments were incorporated in the consolidated financial statements for the year ended March 31, 2010:
•
As a consequence of the merger, the Company was eligible under the Indian Income-tax laws to consolidate the Income-tax returns of Sify and Sify Communications Limited retrospectively from April 1, 2008. Accordingly, the taxable income reported by Sify Communications Limited for the period subsequent to April 1, 2008 has been off-set against the previously fully reserved business losses of the Company. This resulted in the reversal of income tax liabilities aggregating to Rs.90,003 and a write off of deferred tax assets of Rs.8,524 during the year ended March 31, 2010.

•
Consequent to the approval of the merger by the Honorable High Court on June 26, 2009, the Company was obliged to issue 10,530,000 shares which the Company has duly issued on July 16, 2009, and accordingly, the fair value of shares to be issued as at June 26, 2009 has been considered as the consideration for the acquisition of the non-controlling interest. The difference between the fair value of the consideration paid and the face value of equity shares issued is recorded as share premium and the difference between the fair value of the consideration paid and the carrying amount of non-controlling interests is recorded as an adjustment in equity and is included as part of share premium.

41. IPO listing
The Ministry of Finance of the Government of India (‘MoF’) issued a press release dated March 31, 2006, making amendments to the ‘Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme 1993’ (‘the Scheme’). The amendments included a statement that unlisted Companies which had accessed FCCBs, ADR/GDRs in terms of guidelines of May 22, 1998 and are not making profit, be permitted to comply with listing condition on the domestic stock exchanges within three years of having started making profit. Further, the press release states that no fresh issues of FCCBs, ADR/GDRs by such companies will be permitted without listing first in the domestic exchanges. Since the Company has made one time book profits in the financial year 2006-07, the Company has applied to MoF through its letter dated September 10, 2009, requesting the MOF:
i.	to provide extension of time for listing the shares in the Indian stock exchanges

ii.	to grant a special permission to issue shares on rights basis to the existing shareholders
Subsequently on November 9, 2009, the MoF has informed that the Company’s request was not in accordance with the existing policy. The Company again on March 4, 2010 has applied to MoF reiterating its previous request and the Ministry of Finance has again informed the Company that such request is not in accordance with the existing policy. The Company, based on a legal opinion, believes that there are no financial implications that would arise in connection with said press release by MoF.
42. Subsequent events
Issuance of shares to existing promoter group
On August 4, 2010, the Board of Directors of the company approved the issuance, in a private placement, of upto an aggregate of 125,000,000 of the company’s equity shares, par value Rs.10 per share (“Equity shares”), for an aggregate purchase price of approxiamately US$ 86 million, to a group of investors affiliated with the company’s promoter group, including entities affiliated with Mr Raju Vegesna, the company’s Chief Executive officer and Managing Director and Mr Ananda Raju Vegesna, Executive and brother of Mr Raju Vegesna (the “Offreing”). The company’s shareholders approved the terms of the Offering at the Company’s Annual General Meeting held on September 27, 2010.
On October 22, 2010, the company entered into a Subscription Agreement with Mr AnandaRaju Vegesna, acting as representative (the “Representative”) of the purchasers in connection with the offering. The company issued 125,000,000 equity shares to the Representative on October 30, 2010. In accordance with Indian law, a portion of the purchase price was paid on October 30,2010, with the remaining amount of the purchase price to be paid at such time as determined by the company. Until the full purchase price is paid by the purchasers, the company retains a lien on the equity shares purchased in connection with the Offering.
As a result of the consummation of the Offering, Mr Raju Vegesna beneficially holds approxiamately 86.4% of the outstanding equity shares of the company.

MF Global Sify Securities India Private Limited
IFRS Consolidated Financial Statements
As at March 31, 2010 and 2009 and for the years ended March 31, 2010, 2009, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of MF Global Sify Securities India Private Limited
In our opinion, the accompanying consolidated balance sheet, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement present fairly, in all material respects, the financial position of MF Global Sify Securities India Private Limited and its subsidiaries (collectively “the Company”) at March 31, 2010 and March 31, 2009 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
Without qualifying our opinion, we draw your attention to Note 26 to the consolidated financial statements, which describes the uncertainty related to the outcome of the ongoing discussions between the Company’s shareholders concerning the reconsideration of certain costs charged to the Company by MF Global Holdings Limited and its affiliated and associated group companies for the two years ended March 31, 2009 and March 31, 2008.
We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Price Waterhouse
Firm Registration No. 301112E
Place: Mumbai
Date: November 26, 2010

MF Global Sify Securities India Private Limited
(All amounts in Indian Rupees thousands, except as otherwise stated)
Consolidated Statement of Balance Sheet

		As at March 31,
	Note	2010	2009
ASSETS
Cash and bank balance	11	148,213	181,616
Cash-restricted	12	2,489,847	2,347,862
Interest bearing deposits with bank	13	295,659	107,495
Receivable from broker-dealers and clearing organizations	9	65,884	42,228
Receivable from customers (net of provision of Rs.22,300 and Rs. 80,000 respectively)	8	437,207	171,993
Available-for-sale securities:
Marketable, at market value	14	877	—
Not readily marketable (at estimated fair value)	14	11,447	9,920
Deposits with clearing organizations		110,969	120,865
Interest accrued but not due		71,443	102,170
Other assets	10	220,282	189,581
Intangible assets:
Computer software including work in progress (Rs. 238)	5.1	28,424	16,074
Memberships in exchanges	5.2	5,782	9,495
Property, plant and equipment	6	70,159	80,540
Deferred tax asset (Net)	7	17,901	56,082

Total assets		3,974,094	3,435,921

EQUITY
Capital and reserves attributable to the Equity holders
Ordinary shares	15	518,942	518,942
Additional paid in capital		28,968	28,968
Retained earnings		1,564,231	1,256,688
Currency translations		953	6,610
Fair value adjustments		9,081	7,554

Total Equity		2,122,175	1,818,762

LIABILITIES
Payable to broker dealers and clearing organizations	9	139,965	227,786
Payable to customers		1,177,517	985,075
Borrowings	17	3,508	4,645
Accounts payable, accrued expenses, and other liabilities	19	394,327	351,958
Employee benefit obligation	18	136,602	47,695

Total Liabilities		1,851,919	1,617,159

Total liabilities and Equity		3,974,094	3,435,921

The accompanying notes form an integral part of these consolidated financial statements
These financial statements have been approved by the Board of Directors on November 26, 2010
For and on behalf of the Board
Vineet Bhatnagar
Managing Director

MF Global Sify Securities India Private Limited
(All amounts in Indian Rupees thousands, except as otherwise stated)
Consolidated Income Statement

		Years ended March 31,
	Note	2010	2009	2008
Income
Commissions		1,201,594	914,969	1,761,848
Depository and clearing fees		35,488	34,456	78,324
Interest on fixed deposits with banks		238,491	325,547	497,683
Other Income	23	136,972	138,671	165,665

Total Income		1,612,545	1,413,643	2,503,520

Expenses
Employee compensation and benefits	21	607,775	515,234	745,773
Exchange expenses and clearance fees		165,769	130,904	253,658
Brokerage to other broker-dealers		152,002	95,859	177,795
Communications and data processing		28,168	27,585	24,707
Bank Interest and guarantee commission		7,616	28,883	42,522
Depreciation and amortization		37,398	38,348	36,086
Occupancy		75,210	69,933	37,990
Write back of provision	22	(57,500)	—	—
Provision for receivable from customers		—	2,925	675
Advertisement and business promotion		45,593	34,987	72,426
Other expenses	20	82,111	125,693	151,964

Total Expenses		1,144,142	1,070,351	1,543,596

Profit before income tax		468,403	343,292	959,924
Income tax expense	24	160,860	126,375	353,669

Profit for the year attributable to the Equity holders		307,543	216,917	606,255

The accompanying notes form an integral part of these consolidated financial statements
These financial statements have been approved by the Board of Directors on November 26, 2010
For and on behalf of the Board
Vineet Bhatnagar
Managing Director

MF Global Sify Securities India Private Limited
(All amounts in Indian Rupees thousands, except as otherwise stated)
Consolidated Statement of Comprehensive Income

	Years ended March 31,
	2010	2009	2008
Net income for the year	307,543	216,917	606,255

Other comprehensive income
Available for sale financial assets
- Net change in fair value	1,527	(10,473)	(7,885)
- Transfer to consolidated statement of income	—	—	(22,387)

Foreign currency translation differences
Currency translation differences	(5,657)	9,257	(1,586)

	(4,130)	(1,216)	(31,858)

Total comprehensive income for the year	303,413	215,701	574,397
The accompanying notes form an integral part of these consolidated financial statements
These financial statements have been approved by the Board of Directors on November 26, 2010
For and on behalf of the Board
Vineet Bhatnagar
Managing Director

MF Global Sify Securities India Private Limited
(All amounts in Indian Rupees thousands, except as otherwise stated)
Consolidated Statement of Changes in Equity

	Number of			Additional
	ordinary	Par	Share	paid-in	Retained	Currency	Fair Value	Total
	shares	value	capital	capital	earnings	translations	adjustment	Equity
Balance at April 1, 2007	51,894,182	10	518,942	28,968	433,516	(1,061)	48,299	1,028,664
Currency translation differences	—		—	—	—	(1,586)	—	(1,586)
Transfer to income statement on sale of available-for-sale securities, net of taxes	—		—	—	—	—	(22,387)	(22,387)
Fair value loss on available-for-sale securities (net of tax)	—		—	—	—		(7,885)	(7,885)

Net income directly recognised in equity	—		—	—	—	(1,586)	(30,272)	(31,858)
Profit for the year	—		—	—	606,255		—	606,255

Total recognised income and expense for the year	—		—	—	606,255	(1,586)	(30,272)	574,397

Balance at March 31, 2008	51,894,182	10	518,942	28,968	1,039,771	(2,647)	18,027	1,603,061

Currency translation differences	—		—	—	—	9,257		9,257
Fair value loss on available-for-sale securities (net of tax)	—		—	—	—		(10,473)	(10,473)

Net loss directly recognised in equity	—		—	—	—	9,257	(10,473)	(1,216)
Profit for the year	—		—	—	216,917		—	216,917

Total recognised income and expense for the year	—		—	—	216,917	9,257	(10,473)	215,701

Balance at March 31, 2009	51,894,182	10	518,942	28,968	1,256,688	6,610	7,554	1,818,762

Currency translation differences	—		—	—	—	(5,657)		(5,657)
Fair value loss on available-for-sale securities (net of tax)	—		—	—	—		1,527	1,527

Net loss directly recognised in equity	—		—	—	—	(5,657)	1,527	(4,130)
Profit for the year	—		—	—	307,543		—	307,543

Total recognised income and expense for the year	—		—	—	307,543	(5,657)	1,527	303,413

Balance at March 31, 2010	51,894,182	10	518,942	28,968	1,564,231	953	9,081	2,122,175

The accompanying notes form an integral part of these consolidated financial statements
These financial statements have been approved by the Board of Directors on November 26, 2010
For and on behalf of the Board
Vineet Bhatnagar
Managing Director

MF Global Sify Securities India Private Limited
(All amounts in Indian Rupees thousands, except as otherwise stated)
Consolidated Statement of Cash Flow

	Years ended March 31,
	Note	2010	2009	2008
Cash flows from operating activities
Profit before income tax		468,403	343,292	959,924
Adjustments for
Depreciation and amortization		37,398	38,348	35,980
Profit on sale of Available-for-sale securities		—	(6,724)	(51,816)
Provision on receivable from customers	8	(57,700)	2,925	675
Interest on fixed deposits with banks		(238,491)	(325,547)	(497,683)
Loss on Sale of Property,plant and equipment	6	13	—	—
Interest income		(5,566)	(5,174)	(11,160)
Dividend income		(283)	(167)	(548)
Others		3,963	(2,617)	(33)

Movements in working capital
Cash-restricted	12	(141,985)	3,066,861	(2,852,691)
Interest bearing deposits with banks		(188,164)	(90,995)	113,924
Deposits with clearing organizations		9,896	30,650	(31,467)
Receivable from broker-dealers and clearing organizations	9	(23,656)	312,213	(293,525)
Receivable from customers	8	(207,514)	755,753	(314,554)
Other assets	10	(3,857)	5,237	(19,620)
Payable to broker dealers and clearing organizations	9	(87,821)	(2,756,446)	1,788,638
Payable to customers		192,442	(1,509,559)	697,534
Accounts payable, accrued expenses, and other liabilities	19	42,370	(330,331)	321,549
Stock appreciation rights	18	88,907	23,973	15,218
Cash provided by operations		(111,645)	(448,308)	(367,503)

Interest received		5,566	5,174	11,160
Interest received on fixed deposits placed		269,218	457,503	325,282

Income taxes paid		(149,524)	(151,697)	(389,865)
Net cash provided by/(used in) operating activities		13,615	(137,328)	(420,926)

Cash flows from investing activities
Purchase of Available for Sale Securities: Marketable, At Market Value		(877)	168,004	72,325
Available for Sale Securities: Not readily marketable (at estimated fair value)		—	—	23,722
Dividend income		283	167	548
Expenditure on Property, plant and equipment	6	(14,288)	(35,695)	(36,840)
Expenditure on computer software	5.1	(25,342)	(12,118)	(7,265)
Sale of Property, plant and equipment		—	2,278	205

Net cash (Used in) / provided by investing activities		(40,224)	122,636	52,695

Cash flows from financing activities
Proceeds from loan from associate company		383,700	270,000	—
Repayment of loan to associate company		(383,700)	(270,000)	—
(Repayment of) / Proceeds from borrowings	17	(1,137)	(100,414)	105,059

Net cash ( Used in ) / provided by financing activities		(1,137)	(100,414)	105,059

Effect of foreign exchange fluctuation (Unrealised)		(5,657)	9,257	(1,586)

Net (decrease) in cash and bank balance		(33,403)	(105,849)	(36,910)
Cash and bank balance at beginning of the year	11	181,616	287,465	324,375

Cash and Bank balance at end of year	11	148,213	181,616	287,465

The accompanying notes form an integral part of these consolidated financial statements
These financial statements have been approved by the Board of Directors on November 26, 2010
For and on behalf of the Board
Vineet Bhatnagar
Managing Director

Notes to the consolidated financial statements
1.	General information
MF Global Sify Securities India Private Limited and its consolidated subsidiaries (hereinafter referred to as “MF” or “the group”) are engaged as a stock and commodity broker for foreign institutional investors (‘FIIs’), mutual funds, domestic financial institutions and retail investors. The group also acts as a depository participant and provides depository services to FIIs, mutual funds, domestic financial institutions and retail investors.
MF Global Sify Securities India Private Limited (“MF Global Sify”) was incorporated on December 29, 1999 in India as a private limited company under the Companies Act, 1956. The address of its registered office is 2nd Floor, C block, Modern Centre, 101 K. K. Marg, Jacob Circle, Mahalaxmi, Mumbai — 400 011. MF Global Sify has two wholly owned subsidiaries, MF Global Commodities India Private Limited and MF Global Capital India Private Limited, incorporated in India. MF Global Commodities India Private Limited has one wholly owned subsidiary, MF Global Middle East Limited DMCC incorporated in Dubai.
MF Global Overseas Limited (“MFG”) (formerly Man Financial Holdings Limited ), a company incorporated in United Kingdom holds 70.15% of MF Global Sify and Sify Technologies Limited (“Sify”) holds the balance, 29.85% of MF Global Sify’s equity shares. The ultimate holding company of MF Global Sify is MF Global Holdings Limited (formally known as MF Global Limited).
These consolidated financial statements have been approved for issue by the Board of Directors on November 26, 2010.
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
2.1.1.	Standards, amendments and interpretations effective as at 31 March 2010
•
IAS 1 (revised), ‘Presentation of financial statements’. The revised standard prohibits the presentation of items of income and expenses (that is ‘non-owner changes in equity’) in the statement of changes in equity, requiring ‘non-owner changes in equity’ to be presented separately from owner changes in equity. All ‘non-owner changes in equity’ are required to be shown in a performance statement.

Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income).
The group has elected to present two statements: an income statement and a statement of comprehensive income. The consolidated financial statements have been prepared under the revised disclosure requirements.
•
IFRS 2 (Amendment), Share-based payment. It clarifies that only service conditions and performance conditions are vesting conditions. All other features need to be included in the grant date fair value and do not impact the number of awards expected to vest or the valuation subsequent to grant date. The amendment also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The group will apply the amendment from 1 April 2009. The Group has applied amendments from April 1, 2009, however this does not have any significant impact on consolidated statements.

•
IFRS 7 ‘Financial instruments — Disclosures’ (amendment) — effective 1 January 2009, the amendment requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. As the change in accounting policy only results in additional disclosures, there is no impact on earnings per share.

•
IFRIC 14, IAS 19 — The limit on a defined benefit asset, minimum funding requirements and their interaction; IFRIC 14 provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognized as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum-funding requirement. The Group has applied IFRIC14, IAS 19 effective April 1, 2008.

2.1.2.	Amendments and interpretations effective as at 31 March 2010 but not relevant
The following standards, amendments and interpretations to published standards are effective as at 31 March 2010 but are not relevant to the group’s operations:
•	IFRS 8 Operating Segments
•	IAS 23 (amendment), ‘Borrowing costs’.
•	IFRIC 13, ‘Customer loyalty programmes’.
•	IFRIC 15, ‘Agreements for the construction of real estate’.
•	IFRIC 16, ‘Hedges of a net investment in a foreign operation’.
2.1.3.	Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the group
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
•
IFRS 9 ‘Financial Instruments’ introduces new requirements for classifying and measuring financial assets. IFRS 9 specifies how an entity should classify and measure its financial assets. It requires all financial assets to be classified in their entirety on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

The standard is mandatory for the group effective from April 1, 2013 with early adoption permitted. The group is in process of assessing the applicability date of the standard and its impact on the consolidated financial statements.
•
Revised IAS 24 (revised), ‘Related party disclosures’, issued in November 2009. It supersedes IAS 24, ‘Related party disclosures’, issued in 2003. The revised standard clarifies and simplifies the definition of a related party and removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities. When the revised standard is applied, the group and the parent will need to disclose any transactions between its subsidiaries and its associates.

The standard is mandatory for the group effective from April 1, 2011 with early adoption permitted. The group is in process of assessing the applicability date of the standard and its impact on the consolidated financial statements.

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

•
IAS 7 (Amendment), ‘Statement of cash flows’ is part of the IASB’s annual improvements project published in April 2009. The amendment clarifies that only an expenditure that results in a recognised asset can be classified as a cash flow from investing activities. The group will apply the IAS 1 (Amendment) from 1 April 2010. It is not expected to have an impact on the group’s financial statements.

•
IAS 17 (Amendment), Leases. The amendment modified the criteria for classification of lease that includes both land and buildings elements requiring an entity to assess the classification of each element as a finance or an operating lease separately in the same way as leases of other assets. The group will apply the IAS 17 (Amendment) from April 1, 2010. The Company is in process of assessing the impact, if any.

2.1.4.	Amendments and interpretations to existing standards that are not yet effective and not relevant for the group’s operations
The following interpretations to existing standards have been published and are mandatory for the group’s accounting period beginning on 1 April 2009 or later periods but are not relevant for the group’s operations:
•
IFRIC 13, Customer loyalty programmes, clarifies that where goods or services are sold together with a customer loyalty incentive, the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values.

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

•
IFRIC 19, ‘Extinguishing Financial Liabilities with Equity Instruments’ addresses the accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability.

•
IAS 38 (Amendment), Intangible assets. The amendment deletes the wording that states that there is ‘rarely, if ever’ support for use of a method that results in a lower rate of amortisation than the straight-line method. The amendment did not have an impact on the group’s operations, as all intangible assets are amortised using the straight-line method.

2.2.	Consolidation
The Company is subsidiary of MF Global Holdings Limited (formally MF Global Limited). In January 2010 MF Global Limited, changed it’s jurisdiction of incorporation from Bermuda to the State of Delaware, USA and continued it’s existence as a corporation under the laws of the State of Delaware, USA under the name of MF Global Holdings Limited. MF Global Holdings Limited is listed on the New York Stock Exchange.
Domestic and foreign subsidiaries considered for consolidation are as follows:

		Percentage of	Percentage of
	Country of	holding as at	holding as at
	incorporation	March 31, 2010	March 31, 2009
Direct subsidiaries
1) MF Global Commodities India Private Limited	India	100%	100%
2) MF Global Capital India Private Limited	India	100%	100%

Indirect Subsidiary
1) MF Global Middle East DMCC	Dubai	100%	100%
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
Items included in the financial statements in each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Indian rupee is the functional currency of MF Global Sify and its domestic subsidiaries. US dollar is the functional currency of MF Global Middle East Limited DMCC located in Dubai. These consolidated financial statements are presented in Indian Rupee (“INR”), which is the group’s presentation currency. The results and financial position are translated into presentation currency as follows:
•	assets and liabilities for each balance sheet presented are translated as at the closing rate at that balance sheet date;

•	income and expenses for each income statement are translated at an average exchange rate; and

•	all resulting exchange differences are recognised as a separate component of equity.
b)	Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.
2.4.	Property, plant and equipment
Property, plant and equipment are stated at actual cost less accumulated depreciation and any accumulated impairment losses. The cost of an item of premise and equipment comprises its purchase price and any costs directly attributable to bringing the asset into use, while maintenance and repairs are charged to expense when incurred. Depreciation is provided over the estimated useful lives of the assets on the reducing balance method.
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
Assets that have an indefinite useful life are not subject to amortisation and are tested for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Both external as well as internal indicators are considered by the group for impairment testing. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.
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
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The entity’s loans and receivables comprise receivable from broker dealers, clearing organisations, customers and other receivables, investments in bank deposits and cash and bank balance and loans to staff classified under other assets in balance sheet (Notes 2.10, 2.11and 2.12).

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
Cash and bank balance include cash in hand and at bank, and short-term deposits with an original maturity period of three months or less. The Group’s exposure to credit risk is represented by the carrying value of the assets. Bank overdrafts that are an integral part of cash management and where there is a legal right of set-off against positive cash balances are included in cash and bank balance. Otherwise bank overdrafts are classified as borrowings.
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
The Gratuity Plan is a defined benefit plan that, at retirement or termination of employment, provides all employees with a lump sum payment, which is a function of the respective employee’s salary and completed years of service with the group. The group provides the gratuity benefit through annual contributions to a fund managed by the Life Insurance Corporation of India (LIC). Under this scheme, the settlement obligation remains with the group, although the LIC administers the scheme and determines the contribution premium required to be paid by the group. The liability recognised in the balance sheet in respect of gratuity plan is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, if any, together with adjustments for unrecognised past-service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of Government of India securities (representing risk-free interest rates) and that have terms to maturity approximating to the terms of the related gratuity liability.
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
The group is exposed to a variety of financial risks. The principal risks are business risk, interest rate risk, price risk, foreign currency risk, credit risk and cash liquidity risk. Each of these risks is discussed in detail below. The group monitors financial risks on a consolidated basis. The group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance. The group has a risk management structure and processes to monitor, evaluate and manage the principal risks in conducting business.
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
Interest rate Risk
The group is exposed to interest rate risk primarily due to changes in interest rates on bank fixed deposits that impact the amount of interest income the group earns. Interest income is earned on fixed deposits placed with banks out of the group’s funds and margin monies placed by clients. The group monitors the movement of interest rates to determine whether deposits need to be placed at fixed or floating interest rates. Investments in fixed deposits placed with banks earn fixed rate of interest. As at March 31, 2010 the carrying value of bank deposits approximates fair value of these deposits as having original maturity of less than a year. The weighted average rate of interest earned on bank fixed deposits amounted to 6.97% p.a. and 10.77% p.a. during the year ended March 31, 2010 and March 31, 2009, respectively.
The group rolls-over fixed deposits on maturity based on the market condition and business needs; the weighted average remaining term of fixed deposits as at the balance sheet date is approximately 4.8 months and 6.3 months as at March 31, 2010 and March 31, 2009, respectively.
As at March 31, 2010, a 100 bps increase / decrease in interest rates, with all other variables held constant, would have resulted in an increase / decrease in Interest Income by Rs. 10,377 (Previous year Rs.12,812)

Price Risk
The group is subject to price risk in respect of investments held by the group in listed and unlisted equity shares and investment in money market mutual funds, which are held as available for sale securities. The impact of price risk on carrying value of these shares is not material compared to the size and operations of the group. Investments in money market funds are subject to minimum price risk due to their investment in instruments of highest safety call money market instruments. Highest Safety represents a credit rating equivalent of AAA.
Foreign Exchange Risk
The group has minimal transactional currency exposure arising from operations in currencies other than its functional currency.
Credit Risk
Credit risk is the possibility that the group may suffer a loss from the failure of clients or counterparties to meet their financial obligations at all or in a timely manner. The group acts as an agent in providing execution and clearing services for exchange-traded products. The group’s clients’ security activities are transacted on either cash or margin basis. In the event that a client fails to satisfy its obligations for cash transactions, the group may be required to purchase or sell financial instruments at the prevailing market price to fulfil the client’s obligations. The clients are required to maintain margin accounts with collateral sufficient to support their open trading positions. Initially, the group establishes each client’s margin requirements to levels it believes are sufficient to cover their open positions. However, later if the client’s subsequent trading activity or adverse market conditions may cause the client’s previous margin payments to be inadequate to support their trading obligations, the group then serves as the exchange clearing member for the trade and thus the group would cover any shortfall and thereby expose itself to potential losses.
The Credit exposure also arises in relation to fixed deposits placed with Banks. The group places fixed deposits with highly rated banks, which are reviewed on an on-going basis.
The group’s policy is to place fixed deposits with credit worthy banks. The following table depicts that the majority of the group’s fixed deposits are placed in highly rated banks :

	% of fixed deposits
Investment grade	2010	2009
Highest safety	100	100
High safety	—	—
Adequate safety	—	—

	100	100

Highest Safety represents a credit rating equivalent of AAA, A1+, P1+; High Safety represents a credit rating equivalent of AA; and Adequate Safety represents a credit rating of A.
The credit exposure also arises in relation to the deposits placed with exchanges and clearing corporations, which is required as per the rules of the exchanges / clearing corporation for the company membership. The risk is inherent in our industry and is largely controlled and influenced by the regulatory bodies that impose rules on the exchanges and clearing houses.
All exchanges and clearing houses are financially sound organisations and the Company is therefore not exposed to significant credit risk.
Risk Management Process and Mitigation
The group has a separate risk management department, which monitors, evaluates and manages the risks. Client-wise position limits are set by the risk department based on the collateral placed by the respective clients. The risk department is responsible for making daily risk reports based on day-end positions of clients. Client orders are directed to the exchange only if the risk parameters set by the risk department are met. The risk department monitors client activity levels to ensure exposures are within the risk parameters of the group. Intra-day margin calls are made on the clients to reflect market movements on the client positions and may result in clients being asked to reduce positions. Generally, the group reserves the right to liquidate any client position immediately in the event of a failure to meet a margin call. For the year ended March 31, 2010 and March 31, 2009, group’s bad debts as a percentage of broking income were 0.01% and 0.49%, respectively. For clearing business, the group generally mandates that initial margin be paid by the clients as deposit before they commence trading. The clients are required to provide collateral as margin to secure the performance of their obligations.
The group employs the following techniques to monitor the market environment and clients risk of default based upon the exposure created by their open positions :
•	establishing risk parameters based on analysis of current and historical prices and price volatility;
•	intra-day and end of day risk limit monitoring, including intra-day position and trade monitoring to identify any accounts trading beyond pre-set limits and parameters;
•	market risk analysis and evaluation of adequacy of margin requirements for traded products;
•	intra-day stress analysis for material market moves or accounts with material position taking and
•	approval of margin requirements, limits and risk control of new instruments
Cash Liquidity Risk
In normal conditions, the group’s core business of providing execution and clearing brokerage services is self-financing because the operations generate sufficient revenues to pay expenses as they become due. As a result, the group generally does not face a substantial cash liquidity risk — that is a risk that the group will be unable to raise cash quickly enough to meet payment obligations as they arise. The group has sufficient readily available liquid assets and credit facilities to ensure that the group can meet financial obligations as they become due under both normal and distressed market conditions. The group also has committed credit lines from banks to support the business in respect of settlement and intra day requirements. The group evaluates liquidity needs by analysing the impact of liquidity stress scenarios. The following table analyses the Group’s financials assets, liabilities and commitments. The amounts disclosed are the contractual undiscounted cash flows.

Year ended March 31, 2010

	Within 6	6 months to	2 to 3	After 3
	months	1 Year	years	years	Total
Financial Liabilities
Payable to broker dealers and clearing organizations	139,965	—	—	—	139,965
Payable to customers	1,177,517	—	—	—	1,177,517
Borrowings	3,508	—	—	—	3,508
Accounts payable, accrued expenses, and other liabilities	394,327	—	—	—	394,327

	1,715,317	—	—	—	1,715,317

	Within 6	6 months to	2 to 3	After 3
	months	1 Year	years	years	Total
The group has at its disposal following financial assets in addition to unused lines of credit.
Cash and bank balance	148,213	—	—	—	148,213
Cash-restricted	2,179,803	310,044	—	—	2,489,847
Interest bearing deposits with bank	107,445	188,214	—	—	295,659
Deposits with clearing organizations	—	—	—	110,969	110,969
Receivable from broker-dealers and clearing organizations	65,884	—	—	—	65,884
Receivable from customers	437,207	—	—	—	437,207
Available-for-sale securities Marketable, at market value	877	—	—	—	877
Available-for-sale securities not readily marketable, at fair value	11,447	—	—	—	11,447
Interest accrued but not due	71,443	—	—	—	71,443

	3,022,319	498,258	—	110,969	3,631,546

Year ended March 31, 2009

	Within 6	6 months to	2 to 3	After 3
	months	1 Year	years	years	Total
Financial Liabilities
Payable to broker dealers and clearing organizations	227,786	—	—	—	227,786
Payable to customers	985,075	—	—	—	985,075
Borrowings	781	781	2,302	781	4,645
Accounts payable, accrued expenses, and other liabilities	351,958	—	—	—	351,958

	1,565,600	781	2,302	895	1,569,464

	Within 6	6 months to	2 to 3	After 3
	months	1 Year	years	years	Total
The group has at its disposal following financial assets in addition to unused lines of credit.
Cash and Bank balance	181,616	—	—	—	181,616
Cash-restricted	1,081,574	1,266,288	—	—	2,347,862
Interest bearing deposits with bank	87,495	20,000	—	—	107,495
Deposits with clearing organizations	—	—	—	120,865	120,865
Receivable from broker-dealers and clearing organizations	42,228	—	—	—	42,228
Receivable from customers	171,993	—	—	—	171,993
Available-for-sale securities Marketable, at market value	—	—	—	—	—
Interest accrued but not due	102,170	—	—	—	102,170

	1,667,076	1,286,288	—	120,865	3,074,229

Available credit facilities (undrawn) as at March 31

	As at March 31,
	2010	2009
Fund based facilities (working capital)	500,000	350,950
Non-fund facilities	1,060,000	402,148

Total	1,560,000	753,098

3.2.	Capital risk management
The objectives of the Group when managing capital are to safeguard the group’s ability to continue as a going concern in order to provide returns for shareholders and to maintain minimal debt. Capital of the group is ‘equity’ as shown in the consolidated balance sheet. The exchange in which the group is a member has stipulated minimum net worth that must be maintained. In order to maintain or adjust the capital structure, the group may adjust the amount of dividends to shareholders, issue new shares or sell assets to reduce debt. The group has embedded in its regulatory compliance framework the necessary test to ensure the continuous and full compliance with the net worth criteria set by the Exchange at each entity level. The group has complied with the net worth requirement at each entity level during the year and as at March 31, 2010 and March 31, 2009.

3.3.	Fair value estimation
The fair value of financial instruments traded in active markets (such as available-for-sale securities) is based on quoted market price at the balance sheet date. The quoted market price used for financial assets held by the group is the closing market price. The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques except for the investment in equity shares of Bombay Stock Exchange Limited.
The fair value of Investment in the equity shares of Bombay Stock Exchange Limited (BSEL) is provided by BSEL. The fair value provided by BSEL is used for valuing investment in shares for the purposes of computation of net worth of trading member.
Please refer to note 14 for further details
The carrying value, less impairment provision of trade receivables, are assumed to approximate their fair values.
4.	Critical accounting estimates and judgements
4.1.	Critical accounting estimates
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
4.2.	Criticial accounting judgements in applying the entity’s accounting policy

4.2.1.	Revenue recognition

MF estimates that fixed deposits placed with banks will be held till maturity while determining the accrued interest, which is unpaid on balance sheet date. In the event 1% of such deposit is withdrawn before maturity date the Interest income will be lower by Rs. 63.

5.	Intangible assets
5.1.	Software

		Web
	Computer	Development
	Software	Costs	Total
Cost
As at March 31, 2008	51,446	207,452	258,898
Additions	12,118	—	12,118
Exchange difference	50	—	50

As at March 31, 2009	63,614	207,452	271,066
Additions	25,104	—	25,104
Disposals	—	(30)	(30)
Exchange difference	(27)		(27)

As at March 31, 2010	88,691	207,422	296,113

Accumulated amortisation
As at March 31, 2008	35,766	207,452	243,218
Charge for the year	11,733	—	11,733
Exchange difference	41	—	41

As at March 31, 2009	47,540	207,452	254,992
Charge for the year	12,992		12,992
Disposals	—	(30)	(30)
Exchange difference	(27)	—	(27)

As at March 31, 2010	60,505	207,422	267,927

Net book amount as at
March 31, 2010	28,424		28,424
March 31, 2009	16,074	—	16,074

Capital Work in Progress	238	—	238
5.2.	Membership in Exchanges
Membership in exchanges consists of:
a)	BSE membership of Rs.1,257 and Rs 4,387 as at March 31, 2010 and 2009 respectively, and
b)	DGCX membership of Rs.4,525 and Rs. 5,108 as at March 31, 2010 and 2009, respectively. DGCX membership value underwent a change due to foreign currency translation.
BSE membership
The carrying value of the erstwhile BSE membership card in the books of MF Global Sify was Rs.13,570 thousand in August 2005. Consequent to the corporatisation of the BSE, MF Global Sify computed the fair value of the membership rights of BSEL and shares of BSEL as follows:

Membership rights of BSEL	On the basis of the benefits which MF Global Sify would get over the current deposit based membership right of BSEL

Equity shares of BSEL	On the basis of the fair value of the equity shares of BSEL determined by the management
The fair value of the membership rights of BSEL is calculated by present value over 10 years of opportunity costs incurred on current deposit and admission fees required for new membership on the date of balance sheet. The interest rate and present value is determined @ 8% p.a. On balance sheet date the current deposit requirement is Rs. 2,000 and admission fees (non — refundable) is Rs. 250.
In accordance with the above methodology impairment charge arose in BSE membership rights of Rs. 3,130, which was written off to the consolidated income statement during the year ended March 31, 2010.

6.	Property, Plant and Equipment

	Furniture and	Computers	Office
	Fixtures	Systems	equipments	Vehicles	Total
Cost
As at March 31, 2008	6,383	147,441	20,781	19,110	193,715
Additions	1,537	18,243	15,915	—	35,695
Disposals	—	(813)	—	(6,108)	(6,921)
Exchange difference	262	190	165	213	830

As at March 31, 2009	8,182	165,061	36,861	13,215	223,319
Additions	288	12,982	1,018	—	14,288
Disposals	—	(6)	(7)	—	(13)
Exchange difference	(153)	(110)	(92)	(114)	(469)

As at March 31, 2010	8,317	177,927	37,780	13,101	237,125

Accumulated depreciation
As at March 31, 2008	1,492	106,150	7,038	6,153	120,833
Charge for the year	1,571	19,780	2,401	2,864	26,616
Disposals	—	(647)	—	(4,304)	(4,951)
Exchange difference	107	108	46	20	281

As at March 31, 2009	3,170	125,391	9,485	4,733	142,779
Charge for the year	913	17,395	3,923	2,175	24,406
Disposals	—	(5)	(1)	—	(6)
Exchange difference	(72)	(77)	(32)	(32)	(213)

As at March 31, 2010	4,011	142,704	13,375	6,876	166,966

Net book amount as at
March 31, 2010	4,306	35,223	24,405	6,225	70,159
March 31, 2009	5,012	39,670	27,376	8,482	80,540
7.	Deferred income tax
The movement in deferred tax assets and liabilities during the respective years is as follows:

	2010	2009
At April 1	56,082	54,682
Property Plant and Equipment	(3,422)	(867)
Provision on receivable from customers	(19,783)	994
Stock appreciation rights	(8,060)	8,200
Provision for Bonus	(8,593)	(6,528)
Preliminary Expenses	—	(32)
Gratuity	59	(873)
Stamp duty	1,618	—
Gain on Exchange Shares	—	506

At March 31	17,901	56,082

Comprised Of:
Deferred tax assets	18,215	56,455
Deferred tax liabilities	(314)	(373)

	17,901	56,082

An analysis of the gross deferred tax asset and liability balances is as follows:

	2010	2009
Deferred tax assets:
Property Plant and Equipment	829	4,251
Provision on receivable from customers	7,364	27,147
Stock appreciation rights	7,477	15,537
Provision for Bonus	927	9,520
Stamp Duty	1,618	—

	18,215	56,455

Deferred tax liabilities:

Gratuity	(314)	(373)

	(314)	(373)

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	Mar-10	Mar-09
Deferred tax assets:
— Deferred tax asset to be recovered after more than 12 months	9,811	31,398
— Deferred tax asset to be recovered within 12 months	8,404	25,057

	18,215	56,455

Deferred tax liabilities:
— Deferred tax liability to be recovered after more than 12 months	(314)	(373)
— Deferred tax liability to be recovered within 12 months	—	—

	(314)	(373)

Deferred tax Assets (net)	17,901	56,082

		Provision on			Prelimi
	Property	receivable	Stock		nary
	Plant and	from	appreciat	Provision	Expend	Stamp	Grand
	Equipment	customers	ion rights	for Bonus	iture	Duty	Total
Deferred tax assets:
Opening Balance as on April 1, 2008	5,118	26,153	7,337	16,048	32	—	54,688
Charged / (Credited) to Other Comprehensive Income	(867)	994	8,200	(6,528)	(32)	—	1,767
Effect of Change in Tax rates	—	—	—	—	—	—	—

As at March 31, 2009	4,251	27,147	15,537	9,520	—	—	56,455
Charged / (Credited) to Other Comprehensive Income	(3,325)	(19,166)	(6,605)	(8,375)		1,618	(35,853)
Effect of Change in Tax rates	(97)	(617)	(1,455)	(218)		—	(2,387)

As at March 31, 2010	829	7,364	7,477	927		1,618	18,215

	Gain on
	Exchange
	Shares	Gratuity	Grand Total
Deferred tax liabilities:
Opening Balance as on April 1, 2008	506	(500)	6
Charged / (Credited) to Other Comprehensive Income	(506)	873	367
Effect of Change in Tax rates
As at March 31, 2009	—	373	373
Charged / (Credited) to Other Comprehensive Income	—	(53)	(53)
Effect of Change in Tax rates	—	(6)	(6)

As at March 31, 2010	—	314	314

8.	Receivables from customers
Receivables from customers that are due for less than six months are generally not considered impaired. In respect of receivables that are neither past due nor impaired, as at the reporting date, there are no indications that the customers will not meet their payment obligations.
As at March 31, 2010, receivables of Rs.672 (March 31, 2009: Rs. 9,725) were past due but not impaired. There are no indications that these customers will not meet their payment obligations. The ageing analysis of receivables, which are not impaired, is as follows:

	As at March 31,
	2010	2009
Up to 6 months	436,535	162,268
more than 6 months	672	9,725

	437,207	171,993

As at March 31, 2010, receivables of Rs.22,300 (March 31, 2009: Rs. 80,000) were impaired and provided for. The amount of the provision was Rs.22,300 as at March 31, 2010 (March 31, 2009: Rs. 80,000). Receivables are tested individually for impairment.

The ageing of these receivables is as follows:

	As at March 31,
	2010	2009
Up to 6 months	5,020	13,020
more than 6 months	17,280	66,980

	22,300	80,000

The carrying amounts of the group’s receivables are denominated in Indian Rupees (INR):

As at March 31,
2010	2009
437,207	171,993

437,207	171,993

Movements on the group’s provision for impairment of trade receivables are as follows:

	As at March 31,
	2010	2009	2008

As at the beginning of the year	80,000	77,075	76,400
Provision for impairment	—	2,925	675
Write back of provision	(57,700)	—	—

As at the closing of the year	22,300	80,000	77,075

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above.
9.	Receivable from and payable to broker-dealer and clearing organisations
Amounts receivable from and payable to broker-dealers and clearing organizations (non-interest bearing) within six months from the balance sheet date consist of the following:

	As of March 31,
	2010		2009
	Receivable	Payable	Receivable	Payable
Clearing organizations —
— Unsettled trade	60,250	8,327	27,760	29,614
Broker-Dealer	5,634	131,638	14,468	198,172

	65,884	139,965	42,228	227,786

10.	Other assets

	As at March 31,
	2010	2009

Prepaid expenses	19,890	28,983
Advance tax (net of provisions)	124,124	97,281
Deposits	30,976	29,015
Loans and advances (to staff)	22,168	10,579
Gratuity Trust	3,232	2,343
Others*	19,892	21,380

	220,282	189,581

*	includes Advances to vendors towards expenses, delayed payment charges from clients, withholding tax recoverable, etc.

11.	Cash and Bank Balance
Cash and bank balance consist of:

	As at March 31,
	2010	2009	2008
Cash in hand	32	20	21
Cash at bank	148,181	181,596	287,444

	148,213	181,616	287,465

12.	Cash — restricted
Restricted cash as of March 31, 2010 includes fixed deposits of Rs.101,647 (Rs. 351,762 as of March 31, 2009) placed with banks as margins for bank guarantees issued to clearing organizations and fixed deposits of Rs.2,388,200 (Rs. 1,996,100 as of March 31, 2009) specifically earmarked as liens to clearing organizations towards margins.
Excess margin placed in the form of fixed deposits or bank guarantees can be withdrawn by giving one-day notice to the clearing organizations of the exchange.
Bank guarantees outstanding are Rs.191,844 as at March 31, 2010 (2009: Rs. 797,602). Bank guarantees are generally provided to the Exchanges for the purposes of Margins. An exchange may revoke these guarantees if they suffer any losses or damage through the breach of any of the covenants contained in the agreements.
13.	Interest bearing deposits with banks
Interest bearing deposits with bank represent fixed term deposits placed with banks earning fixed rate of interest. At the balance sheet date, these deposits are measured at amortised cost using effective interest method.
The net increase in interest bearing deposits with banks by Rs. 188,164 during the year is primarily on account of cash generated from operations and margin money received from customers.
14.	Available for Sale Securities
Available for sale Securities include following:

	As at March 31,
	2010	2009
3,500 shares of Rural Electrification Corporation Limited ( FV of Rs. 10 each) — Listed	877	—

70,694 shares of Bombay Stock Exchange Limited (FV of Rs 1 each) — Unlisted	11,447	9,920

Available for sale securities (listed) as at March 31, 2010 represents error trade.
The fair value of unlisted securities is determined based on the valuations provided by Bombay Stock Exchange Limited. This value is considered as fair value of investment in the net worth computation of trading member.
15.	Share capital and Dividend distribution

	As at March 31,
	2010	2009
Authorised capital
65,000,000 ordinary shares of Rs.10/- per share	650,000	650,000
As at March 31, 2010, 51,894,182 ordinary shares (March 31, 2009: 51,894,182 ordinary shares) of Rs.10/- each, issued and fully paid—up.
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

16.	Share—based payments
Employee’s Stock Appreciation Scheme
The group had introduced the ‘Stock Appreciation Rights Plan 2006 ‘ (‘SARs Plan 2006’), ‘Stock Appreciation Rights Plan 2007’ (‘SARS Plan 2007’) and and ‘Stock Appreciation Rights Plan 2008’ (‘SARS Plan 2008’) during the years ended March 31, 2007, March 31, 2008 and March 31, 2009, respectively, and granted stock appreciation rights to eligible employees. The group believes that such awards better align the interests of its employees with those of its shareholders. As per the SARS Plan, the stock appreciation rights shall vest with the employee and shall be settled in cash on the day following the fourth anniversary of the grant date. The Board of Directors of the Company has preponed the vesting date of the SARS Plan 2007 and SARS Plan 2008 from March 31, 2011 and March 31, 2012 to July 31, 2010 and March 31, 2011, respectively. The exercise price for the grant is Rs. Nil. SARs are accounted as cash settled share-based payments.
The group has granted a total of 711,247 SARs under the SARs Plan 2006, 809,500 SARs under the SARs Plan 2007 and 1,386,000 SARs under the SARs Plan 2008 to the employees. The weighted-average fair value of SARs as at March 31, 2010 is Rs 86 per unit ( 2009 : Rs. 66 per unit) for SARs Plan 2006, SARs plan 2007 and SARs plan 2008, respectively. The forfeited SARs are reissued to the other eligible employees, where the vesting period is from the date of reissue to the vesting date as per the initial grant of SARs. The Company has carried out an independent fair valuation of the stock appreciation rights as of March 31, 2010. The total unrecognized compensation costs relating to SARs to be recognized in the future over the remaining vesting period is estimated to be Rs. 111,718, Rs.144,440, and Rs.101,449 as of March 31, 2010, March 31, 2009 and March 31, 2008, respectively.
The fair value of each SARs is estimated on the date of grant using a Black-Scholes valuation model that uses the following variables:
Stock Price: Current value of the underlying asset is derived through a valuation exercise, wherein the profit earning capacity has been considered as an appropriate method of valuation.
The valuation has been undertaken based on the methodology of Price Earning Capacity Value (PECV Method) for the valuation of SARS every year.
PECV Method requires determination of three parameters, which are relevant to the company whose shares are being valued. These are
•	Corporate tax rate — Current period tax rate is considered as corporate tax rate.
•
Future maintainable profit — Future maintainable profit is derived based on simple average adjusted PBT for each year. From the future maintainable profit, corporate tax at the Corporate tax rate has been deducted to derive future maintainable profit after tax.

•	Expected rate of return — Expected rate of return is determined based on the average price earnings multiple of comparable companies on the basis of their 12 months average market prices.
The above parameters are approved by the Board of Directors. In accordance of this, an independent valuer has provided the valuation certificate at balance sheet date.
In the valuation as at March 31, 2010 the corporate tax rate is considered at 33.22% and Expected rate of return is determined at 8.5%.
Changes in number of SARs representing stock options outstanding were as follows:

	As at March 31,
	2010	2009	2008
As at the beginning of the year	2,898,747	1,512,747	711,247
Granted during the year	—	1,386,000	809,500
Exercised	—	—	—

Forfeited	(120,008)	(115,500)	(62,000)
Reissued	100,508	115,500	54,000
Lapsed	—	—	—

As at the end of the year	2,879,747	2,898,747	1,512,747

Exercisable at the end of the year	—	—
Approximate remaining vesting period in years	1.24	2.98	3.92
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
During the year ended March 31, 2007, 4,476 shares of Man Group Plc were purchased by MF for its senior employees as a part of the Plan by contributing an amount of USD 200,000 (Rs.8,833 thousand) to ED & F Man Group (No.2) Employees’ Trust, which in turn issued 27,300 matching shares with a weighted-average grant date fair value of $6.84 to be held in trust. There was no forfeiture, vesting or exercise of the grant during the year. The total unrecognized compensation to be expensed is Rs.NIL. MF is no longer a part of Man Group plc. and has not participated in the co-investment plan during the year ended March 31, 2010 and March 31, 2009.

17.	Borrowings

	Effective interest	As at March 31,
	rate	2010	2009

Car Loan (Secured)	10%	3,508	4,645

		3,508	4,645

Aggregate maturities of the borrowings are as follows:

	As at March 31,
	2010	2009
On demand or within one year	1,266	1,156
In one to three years	2,242	2,622
In three to five years	—	867

	3,508	4,645

18.	Employee benefit obligation

	Years ended March 31,
	2010	2009	2008
Gratuity	856	844	1,772
Stock appreciation rights	135,746	46,851	22,616

	136,602	47,695	24,388

The movement in the defined benefit obligation of gratuity over the period is as follows:

	Years ended March 31,
	2010	2009	2008
Opening defined benefit obligation	9,700	9,458	6,287
Current service cost	2,853	3,000	3,110
Interest cost	679	755	505
Actuarial losses/ (gains)	(3,373)	(3,471)	(444)
Benefits paid	—	(42)	—

Closing defined benefit obligation	9,859	9,700	9,458

The movement in the fair value of plan assets of the year is as follows:

	Years ended March 31,
	2010	2009	2008
Beginning of year	11,200	7,686	4,027
Expected return on plan assets	1,025	832	321
Actuarial (losses)/gains	11	(129)	32
Employer contributions	—	2,853	3,306
Benefits paid	—	(42)	—

Closing fair value of plan assets	12,236	11,200	7,686

The amounts recognised in the income statement in respect of gratuity are as follows:

	Years ended March 31,
	2010	2009	2008

Current service cost	2,853	3,000	3,153
Interest cost	679	755	505
Actuarial loss	(3,384)	(3,342)	(537)
Expected return on plan asset	(1,025)	(832)	(321)

	(877)	(419)	2,800

The principal actuarial assumptions used were as follows:

	Years ended March 31,
	2010	2009	2008
Discount rate	7%	8%	8%
Expected return on plan assets	9.25%	9.15%	8%
Long term rate of compensation increase	6%	6%	6%
Mortality rates at various age groups are taken as per 1994-96 Life Insurance Corporation (LIC) Ultimate table.

19.	Accounts payables, accrued expenses and other liabilities

	As at March 31,
	2010	2009	2008
Accruals	41,489	35,541	42,205
Withholding tax payable	71,382	52,060	147,729
Bonus Payable	157,410	126,350	307,076
Other payables	124,046	138,007	185,279

Total	394,327	351,958	682,289

20.	Other Expenses

	Years ended March 31,
	2010	2009	2008
Professional Fees	11,059	10,590	17,562
Travelling and conveyance	16,068	15,872	18,844
Books & Periodicals, Postage, printing and stationary	25,817	33,466	46,284
Loss on sale of available-for-sale securities (net)	12,602	12,452	30,818
Repairs & maintenance	145	2,717	708
Service fee expenses	—	15,735	22,222
Insurance Premium	963	19,801	3,632
Others	15,457	15,060	11,894

Total	82,111	125,693	151,964

Loss on sale of available for sale securities (net) represents loss incurred on account of error trades.
21.	Employee benefit expense

	Years ended March 31
	2010	2009	2008
Salaries and bonus	508,264	483,382	720,070
Defined contribution plans	3,452	3,968	3,828
Defined benefit plans	159	285	2,800
Staff welfare expenses	6,796	2,896	3,688
Share—based compensation expense	89,104	23,973	15,218
Fringe benefit tax	—	730	169

Total	607,775	515,234	745,773

Share based compensation expense has increased during the year due to increase in fair value of SARS.
22.	Write back of provision
The amount of Rs 57,500 was provided as bad and doubtful balance in previous years. The said amount has been recovered in full in the current year, accordingly reflected as an adjustment in current year expenses.
23.	Other income

	Years ended March 31,
	2010	2009	2008
Profit on sale of available-for-sale securities	—	6,724	51,816
Delayed payment charges(*)	24,999	39,215	52,622

Research fees	3,072	2,824	7,861
Referral fees(**)	51,160	51,990	20,527
Interest	5,566	5,174	11,160
Dividend	283	167	548
Currency fluctuation gain	7,960	—	—
Expenses Reversal(***)	17,567	—	—
Miscellaneous income	26,365	32,577	21,131

Total	136,972	138,671	165,665

(*)	Delayed payment charges represents the penal charges levied to clients on account of delay in settlement of their trade related obligations.

(**)	Referral fees consist of payments received for introducing clients to other MF Global associated companies.

(***)
The amount of Rs 17,567 was provided in year 2009 on account of group recharges from MF Global Holdings Limited (formerly known as MF Global Limited) has been reversed during the current year on account of mutual agreement between the stakeholders.

24.	Income tax expense

	Years ended March 31,
	2010	2009	2008
Current tax	122,679	127,269	360,626
Deferred tax	38,181	(894)	(6,957)

	160,860	126,375	353,669

The tax on MF’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	Years ended March 31,
	2010	2009	2008

Net income before taxes	468,403	343,292	959,924
Enacted tax rates in India	33.99%	33.99%	33.99%

Computed tax expense	159,210	116,685	326,278

Income exempt from tax:
Dividend	(96)	(57)	(198)
Non-deductible expenses:
Contribution to co-investment plan	751	751	751
Security transaction tax not allowable	—	—	3,022
Others including donations, FBT, etc.	1,228	1,275	1,335
Recharges by parent and affiliate companies	980	8,498	—
Provision for disallowance of previous year expenses	—	—	26,675
Income charged at lower rate	—	—	(2,536)
(Gain) / Loss in Subsidiaries	(3,294)	(1,123)	491
Others	2,081	346	(2,149)

Income taxes recognized in the statement of income	160,860	126,375	353,669

25.	Financial instruments by category
The accounting policies for financial instruments have been applied to the line items below:

	Loans and	Available
March 31, 2010	receivables	for sale	Total
Assets as per balance sheet
Cash and Bank balance	148,213	—	148,213
Cash-restricted	2,489,847	—	2,489,847
Interest bearing deposits with bank	295,659	—	295,659
Deposits with clearing organizations and others	110,969	—	110,969
Receivable from broker-dealers and clearing organizations	65,884	—	65,884
Receivable from customers	437,207	—	437,207
Available-for-sale securities:
Marketable, at market value	—	877	877
Not readily marketable (at estimated fair value)	—	11,447	11,447
Interest accrued but not due	71,443	—	71,443
Other assets	203,982	—	203,982

	3,823,204	12,324	3,835,528

	Other
	financial
March 31, 2010	liabilities	Total
Liabilities as per balance sheet
Payable to broker dealers and clearing organizations	139,965	139,965
Payable to customers	1,177,517	1,177,517
Borrowings	3,508	3,508
Accounts payable, accrued expenses, and other liabilities	394,327	394,327

	1,715,317	1,715,317

	Loans and	Available
March 31, 2009	receivables	for sale	Total
Assets as per balance sheet
Cash and Bank balance	181,616	—	181,616
Cash-restricted	2,347,862	—	2,347,862
Interest bearing deposits with bank	107,495	—	107,495
Deposits with clearing organizations and others	120,865	—	120,865
Receivable from broker-dealers and clearing organizations	42,228	—	42,228
Receivable from customers	171,993	—	171,993
Available-for-sale securities:
Marketable, at market value	—	—	—
Not readily marketable (at estimated fair value)	—	9,920	9,920
Interest accrued but not due	102,170	—	102,170
Other assets	189,581	—	189,581

	3,263,810	9,920	3,273,730

	Other
	financial
March 31, 2009	liabilities	Total
Liabilities as per balance sheet
Payable to broker dealers and clearing organizations	227,786	227,786
Payable to customers	985,075	985,075
Borrowings	4,645	4,645
Accounts payable, accrued expenses, and other liabilities	351,958	351,958

	1,569,464	1,569,464

The carrying amounts reported in the balance sheet for cash and cash equivalents, receivables, amounts due to or from related parties, accounts payable and other liabilities approximate their respective fair values due to their short maturity.
26.
During October 2010, Sify Technologies Limited, the minority shareholder of the Company holding 29.85 percent of the outstanding shares of the Company, requested the Company’s Board of Directors to reconsider certain costs charged to the Company by MF Global Holdings Limited (the majority shareholder) and its affiliated and associated group companies, who hold 70.15 percent of the outstanding shares of the Company. These charges are currently recorded in the financial statements of the Company for year ended March 31, 2008 aggregating to Rs. 43,478,911 and March 31, 2009 aggregating to Rs. 15,374,528. The resolution of this matter between the shareholders remains uncertain and any financial adjustment that may arise is not presently known. Any financial adjustment that may arise on resolution of the said matter would be expected to be handled prospectively and therefore would be reported in the period in which it is resolved.

27.	Commitments and contingencies
a) Operating lease commitments — MF as lessee
The group has obligations under long term operating leases with initial non-cancelable terms in excess of one year. Aggregate annual rentals for office space as of March 31, 2010, are approximately as listed below:

	As at March 31,
	2010	2009

Not later than 1 year	—	—
Later than 1 year and not later than 5 years	59,087	61,067
Later than 5 years	13,771	71,636

Total minimum lease commitments	72,858	132,703

Rent expense for the current year aggregated to Rs.61,694 (2008: Rs. 56,174) and is included in the occupancy expense line item on the consolidated statements of income.
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

28.	Related party transactions
The share capital of MF is held jointly by MF Global Overseas Limited. and Sify Technologies Limited. The ultimate holding company of MF Global Sify is MF Global Holdings Limited (Formely known as MF Global Limited).
a) Related Party Relationship
Related parties where control exists:

Nature of Relationship	Related Party
Holding enterprises:	MF Global Overseas Limited

Ultimate Holding company:	MF Global Holdings Limited (Formerly known as MF Global Limited)
Other related parties with whom transactions have taken place:

Party having substantial interest	Sify Technologies Limited

Nature of Relationship	Related Party
Subsidiary companies:	MF Global Commodities India Private Limited
MF Global Middle East DMCC
MF Global Capital India Private Limited

Fellow subsidiary companies: (where transactions exist)	MF Global India Private Limited MF Global Holdings HK Limited
MF Global Finance & Investment Services India Private Limited
MF Global Centralised Services India Private Limited
MF Global UK Limited
MF Global DE

Key management personnel:	Mr. Vineet Bhatnagar
Mr. Rajendra Bhambani

Other enterprises under control of the key management personnel and their relatives:	Mr. Laurence O’connell* (* resigned with effect from May 25, 2010) MF Global Capital Services India Private Limited
b) Transactions involving services

	Years ended March 31,
	2010	2009	2008
Services provided by MF to:

Holding companies
Reimbursement of Expenses	539	3,205	—

Fellow Subsidiary Companies
Referral Fees	51,162	51,992	20,527
Reimbursement of Expenses	5,646	5,185	—
Service Fees	—	8,715	—

	57,347	69,097	20,527

Services received by MF from:

Holding companies
Reimbursement of Expenses	—	—	—
Service Fees	—	9,349	8,263
Bank Guarantee Commission	497	1,692	14,616
Insurance Premium	(17,567)	17,842	—
Purchase / AMC of Computer Hardware	—	6,600	—

Fellow Subsidiary Companies
Reimbursement of Expenses	—	—	2,780
Service Fees	—	6,386	13,998

	Years ended March 31,
	2010	2009	2008
Membership & Subscription	—	—	3,447
Insurance Premium	—	—	1,809
Lease Line Charges	—	1,675	1,346
IB Commission Expense	2,006	1,454	—
Interest Expense	888	1,039	—
Others	3,266	247	—

	(10,910)	46,284	46,259

Loan taken and repaid	383,700	270,000	—

c) Key management compensation

	Years ended March 31,
	2010	2009	2008
Salaries and other short-term employee benefits	71,361	63,112	170,488
Other long-term benefits (Co-Investment Plan)	2,208	2,208	2,208
Share-based payments	19,653	5,420	6,824

	93,222	70,740	179,520

d) Year-end balances arising from transactions involving services

	As at March 31,
	2010	2009
Due To Related Parties:
MF Global Holdings Limited	34,005	58,139
MF Global UK Limited	19,213	37,859
MF Global Inc. DE	3,504	577
MF Global Holdings USA Inc.	2,036	2,298
MF Global Singapore Pte Limited	1,529	1,582
MF Global Holdings HK Limited	699	—

	60,986	100,455

	As at March 31,
	2010	2009

Due from Related Parties:
MF Global Inc. DE	361	2,497
MF Global Mauritius Private Limited	1,399	408
MF Global Singapore Pte Limited	2,347	1,427
MF Global Holdings HK Limited	—	155
MF Global UK Limited	2,257	1,172
MF Global Overseas Limited	3,292	3,204
MF Global Capital Services India Private Limited	—	2,592
MF Global India Private Limited	—	947
MF Global Centralised Services India Private Limited	1,287	66

	10,943	12,468

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

4.7	Bank Guarantee, dated as of November 4, 1998. (2)

4.8	Agreement, dated November 10, 2004, between Sify Technologies Limited, Satyam Computer Services Limited, SAIF Investment Company Limited and Venture Tech Solutions Pvt. Ltd. (8)

4.9	Subscription Agreement dated March 24, 2008 between Sify Technologies Limited and Infinity Satcom Universal Private Limited. (13)

4.10	Scheme of Amalgamation between Sify Communications Limited with Sify Technologies Limited and their respective shareholders (15)

8.1	List of Subsidiaries.

11.1	Code of Conduct and Conflict of Interest Policy (6)

12.1	Rule 13a-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a) Certification of Chief Financial Officer

Number	Description

13.1	Section 1350 Certification of Chief Executive Officer

13.2	Section 1350 Certification of Chief Financial Officer

15.1	Consent of KPMG in respect of the Sify Technologies Limited

15.2	Consent of Price Waterhouse in respect of MF Global Sify Securities Private Limited

15.3	KPMG response letter.

(1)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.

(2)	Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Commission on October 4, 1999 and incorporated herein by reference.

(3)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.

(4)	Previously filed as an exhibit to the Post-Effective Amendment No. 1 to Form F-6 filed with the Commission on January 5, 2000 and incorporated herein by reference.

(5)	Previously filed as an exhibit to the Registration Statement on Form S-8 (File No. 333-101322) filed with Commission on November 20, 2002 and incorporated herein by reference.

(6)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 29, 2004 and incorporated herein by reference.

(7)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-2 filed with the Commission on October 13, 1999 and incorporated herein by reference.

(8)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 30, 2004 and incorporated herein by reference.

(9)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 21, 2005 and incorporated herein by reference.

(10)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 7, 2005 and incorporated herein by reference.

(11)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 23, 2005 and incorporated herein by reference.

(12)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 30, 2006 and incorporated herein by reference.

(13)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on April 14, 2008 and incorporated herein by reference.

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

SIFY TECHNOLOGIES LIMITED
	By:	/s/ Raju Vegesna
		Name:	Raju Vegesna
		Title:	Chief Executive Officer

Date: November 30, 2010	By:	/s/ M P Vijay Kumar
		Name:	M P Vijay Kumar
		Title:	Chief Financial Officer

Item 19. Exhibits (continued)

Number	Description

1.1	Amended Articles of Association of Sify Technologies Limited. (1)

1.2	Memorandum of Association of Sify Technologies Limited. (2)

1.3	Amendment of Memorandum of Association. (3)

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

4.7	Bank Guarantee, dated as of November 4, 1998. (2)

4.8	Agreement, dated November 10, 2004, between Sify Technologies Limited, Satyam Computer Services Limited, SAIF Investment Company Limited and Venture Tech Solutions Pvt. Ltd. (8)

4.9	Subscription Agreement dated March 24, 2008 between Sify Technologies Limited and Infinity Satcom Universal Private Limited. (13)

4.10	Scheme of Amalgamation between Sify Communications Limited with Sify Technologies Limited and their respective shareholders (15)

8.1	List of Subsidiaries.

11.1	Code of Conduct and Conflict of Interest Policy (6)

12.1	Rule 13a-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a) Certification of Chief Financial Officer

Number	Description

13.1	Section 1350 Certification of Chief Executive Officer

13.2	Section 1350 Certification of Chief Financial Officer

15.1	Consent of KPMG in respect of the Sify Technologies Limited

15.2	Consent of Price Waterhouse in respect of MF Global Sify Securities Private Limited

15.3	KPMG response letter.

(1)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.

(2)	Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Commission on October 4, 1999 and incorporated herein by reference.

(3)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.

(4)	Previously filed as an exhibit to the Post-Effective Amendment No. 1 to Form F-6 filed with the Commission on January 5, 2000 and incorporated herein by reference.

(5)	Previously filed as an exhibit to the Registration Statement on Form S-8 (File No. 333-101322) filed with Commission on November 20, 2002 and incorporated herein by reference.

(6)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 29, 2004 and incorporated herein by reference.

(7)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-2 filed with the Commission on October 13, 1999 and incorporated herein by reference.

(8)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 30, 2004 and incorporated herein by reference.

(9)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 21, 2005 and incorporated herein by reference.

(10)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 7, 2005 and incorporated herein by reference.

(11)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 23, 2005 and incorporated herein by reference.

(12)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 30, 2006 and incorporated herein by reference.

(13)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on April 14, 2008 and incorporated herein by reference.

(14)	Previously filed as an exhibit to the Report on Form 20-F filed with the Commission on October 11, 2008 and incorporated herein by reference

(15)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on January 23, 2009 and incorporated herein by reference