Form 20-F
period 2011-03-31
SIFY TECHNOLOGIES LTD
filed 2011-10-13
CIK 1094324

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended March 31, 2011.
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
     178,351,498 Equity Shares.
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
Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as	Other ☐
issued by the International Accounting Standard Board ☑
If this is an annual report, indicate by check mark whether the registrant is a shell Company (as defined in Rule 12b-2 of the Exchange Act).:
Yes ☐ No ☑

Currency of Presentation and Certain Defined Terms
Unless the context otherwise requires, references in this annual report to “we,” “us,” the “Company,” “Sify” or “Satyam Infoway” are to Sify Technologies Limited, a limited liability Company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. In January 2003, we changed the name of our Company from Satyam Infoway Limited to Sify Limited. In October 2007, we again changed our name from Sify Limited to Sify Technologies Limited. “Sify”, “SifyMax.in,”, “Sify e-ports” and “Sify online” are trademarks used by us for which we have already obtained registration certificates in India. All other trademarks or trade names used in this Annual Report on Form 20-F for the year ended March 31, 2011 (the “Annual Report”) are the property of their respective owners. In this Annual Report, references to “$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “Rs.,” “rupees” or “Indian rupees” are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to the “Group” mean Sify technologies Limited and its subsidiaries. References to “equity shares” refer to our Indian Equity Shares, which are not traded on an exchange in India or the United States. References to “ADS’s” refer to our American Depositary Shares, which are traded on the Nasdaq Global Market under the symbol “SIFY.”
For your convenience, this Annual Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this Annual Repor, all translations from Indian rupees to U.S. dollars contained in this Annual Report have been based on the reference rate in the City of Mumbai on March 31, 2011 for cable transfers in Indian rupees as published by the Reserve Bank of India (RBI), which was Rs. 44.65 per $1.00.
Our financial statements are presented in Indian rupees and prepared in accordance with English version of International Financial Reporting Standards as issued by the International Accounts Standards Board, or IFRS. In this Annual Report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.
Information contained in our websites, including our corporate website, www.sifycorp.com, is not part of this Annual Report.

Forward-Looking Statements
This Annual Report contains “forward-looking statements”, as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘should’ and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, those discussed in the “Risk Factors” section in this Annual Report. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved.
We operate in rapidly changing businesses, and new risk factors emerge from time to time. We cannot predict every risk factor, nor can we assess the impact, if any, of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. All forward-looking statements included in this Annual Report are based on information available to us, and reflect management’s beliefs, on the date hereof, and we do not undertake to update these forward-looking statements to reflect future events or circumstances. In addition, readers should carefully review the other information in this Annual Report and in the our periodic reports and other documents filed with the United States Securities and Exchange Commission (“SEC”) from time to time.

PART I
Item 1. Identity of Directors, Senior Management and Advisers.
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
Selected Financial Data
Summary of Consolidated Financial Data
You should read the summary consolidated financial data below in conjunction with the Company’s consolidated financial statements and the related notes, as well as the section entitled ” Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report. The summary consolidated statements of income data for the five years ended March 31, 2011, 2010, 2009, 2008 and 2007 and the summary consolidated Statement of Financial Position as of March 31, 2011, 2010, 2009, 2008 and 2007, has been derived from our audited consolidated financial statements and related notes to the consolidated financial statements which were prepared and presented in accordance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB). Historical results are not necessarily indicative of future results.

Sify Technologies Limited
Consolidated Statement of Income

	Year ended March 31,
						2011
						Convenience
						translation into
						US$ in
						thousands,
(In thousands of Rupees,						except share and
except share data and as	2011	2010	2009	2008	2007	per share data
otherwise stated)	Rs	Rs	Rs	Rs	Rs	(See Note1)
Revenue	6,886,629	6,710,188	6,162,161	6,006,215	5,447,347	154,236
Cost of goods sold and services rendered	(4,209,430)	(4,096,538)	(3,613,349)	(3,419,122)	2,939,329	(94,276)
Other income	72,693	131,789	89,105	46,152	66,320	1,628
Selling, general and administrative expenses	(2,441,799)	(2,482,415)	(2,813,425)	(2,434,715)	(2,094,971)	(54,688)
Depreciation and amortization	(685,836)	(656,797)	(498,872)	(394,337)	(463,780)	(15,360)
Impairment loss on intangibles including goodwill	(1,857)	(47,269)	(15,200)	—	—	(42)
Income from legal settlement	—	561,120	—	—	—	—

Profit / (loss) from operating activities	(379,600)	120,078	(689,580)	(195,807)	15,587	(8,502)

Finance income	45,698	27,994	122,565	161,783	154,192	1,023
Finance expenses	(258,622)	(293,873)	(251,660)	(57,682)	(25,550)	(5,792)

Net finance income / (expense)	(212,924)	(265,879)	(129,095)	104,101	128,642	(4,769)

Share of profit of equity accounted investee (net of income tax)	73,032	91,135	64,091	181,127	61,030	1,636

Profit / (loss) before tax	(519,492)	(54,666)	(754,584)	89,421	205,259	(11,635)
Income tax (expense) / benefit	—	81,479	(97,049)	(63,975)	66,113	—

Profit / (loss) for the year	(519,492)	26,813	(851,633)	25,446	271,372	(11,635)

Attributable to:
Equity holders of the Company	(519,492)	17,027	(900,574)	(4,696)	240,841	(11,635)
Non-controlling interest	—	9,786	48,941	30,142	30,531	—

	(519,492)	26,813	(851,633)	25,446	271,372	(11,635)

Earnings / (loss) per share
Basic earnings /(loss) per share	(8.20)	0.33	(20.77)	(0.11)	5.64	(0.18)
Diluted earnings/(loss) per share	(8.20)	0.33	(20.77)	(0.11)	5.63	(0.18)

Particulars
(Rupees in thousands, except share
and per share data)

						Convenience
						translation
						into US$ in
						thousands,
						except share
						and per share
						data
(Rupees in thousands, except	March 31,					(see note 2)
share and per share data)	2011	2010	2009	2008	2007	2011
	Rs	Rs	Rs	Rs	Rs
Balance Sheet data:
Cash and cash equivalents including restricted cash	543,097	878,698	1,710,798	1,507,327	3,071,157	12,163

Net current assets	(36,354)	(46,814)	(175,993)	1,294,199	2,435,290	814

Total assets	9,238,371	9,345,824	9,145,555	7,710,760	7,321,891	206,906

Total equity attributable to equity shareholders of the Company	4,665,792	4,171,092	3,851,693	4,694,984	4,538,906	104,497

Cash Flow Data

Net cash provided by (used in):
Operating activities	225,359	759,802	(371,556)	(839,869)	116,262	5,047
Investing activities	(730,650)	(896,683)	(1,174,156)	(756,300)	(708,316)	(16,364)
Financing activities	551,700	(354,486)	968,797	(585,200)	847,939	(12,356)

Notes

1.
The convenience translation to U.S. Dollars was performed at the reference rate in the City of Mumbai for cable transfers as published by Reserve Bank of India on March 31, 2011 of Rs.44.65 per $1.00, which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at this rate or at all.

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

	High	Low
Month	Rs.	Rs.
September 2011	49.67	45.90
August 2011	46.13	44.05
July 2011	44.69	43.95
June 2011	45.10	44.61
May 2011	45.38	44.30
April 2011	44.68	44.04

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

	Period
Fiscal Year Ended	end	Average	High	Low
March 31	Rs.	Rs.	Rs.	Rs.
2011	44.65	45.58	47.57	44.03
2010	45.14	47.36	50.53	44.94
2009	50.95	45.91	52.06	39.89
2008	40.02	40.13	43.05	38.48
2007	43.10	45.12	46.83	42.78
On March 31, 2011, the reference rate in the City of Mumbai for cable transfers in Indian rupees as published by RBI was Rs.44.65.
On October 10, 2011, the reference rate in the City of Mumbai for cable transfers in Indian rupees as published by RBI was Rs.49.07.
Capitalization and indebtedness
Not applicable.
Reasons for the offer and use of proceeds
Not applicable.

Risk Factors
This Annual Report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Annual Report.
Risks Related to our Company and Industry
We may incur losses in the future and we may not achieve or maintain profitability.
We have a net loss of Rs. 519.49 million ($11.64 million) for the year ended March 31, 2011 with an accumulated deficit of Rs.13,607 million ($304.75 million) as at March 31, 2011. We may in the future incur additional net losses and suffer negative operating cash flows. We expect to increase our expenditures as we continue to expand our services, promote our brand, and invest in the expansion of our infrastructure. We have incurred and in the future may incur expenses in connection with investments in data centers and infrastructure. Accordingly, we will need to generate significant additional revenues in order to become profitable. Our business model is not yet proven in the consumer space, and we cannot assure you that we will improve our profitability or that we will not incur operating losses in the future. If we are unable to become profitable and continue to sustain losses, we will be unable to build a sustainable business and our results of operations will be adversely affected. In this event, the price of our ADSs and the value of your investment may decline.
Our profits may be impacted consequent to the withdrawal of incentive for exports availed under the Serve from India Scheme on account of changes in Indian Government policy.
The Government of India had introduced “the Served from India Scheme” (the “Scheme”) in order “to accelerate growth in export of services so as to create a powerful and unique Served from India brand, instantly recognized and respected world over.”
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
The new Foreign Trade (2009-2014) policy announced by The Commerce Ministry of Government of India, on August 27, 2009 has explicitly excluded the telecom Sector, which is the sector in which we operate, from the purview of Served From India Scheme (SFIS). As a result of this new policy document, we are not eligible for the export incentive on Foreign Exchange earnings from all existing business streams other than E-learning and Infrastructure management services prospectively.
The loss of credits from the above scheme may adversely impact the financial condition and operating results. Effective August 2009, this benefit was withdrawn for our exports under ILD/NLD license, which has adversely affected our results of operations.
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
With regard to the domestic Indian economy, pricing and competition continue to be under pressure. Lead times for orders or contracts have become much longer, as we have longer credit periods. These factors have affected the growth in demand for our corporate connectivity and consumer services.
Overseas economic performance also has a bearing on our Infrastructure and e-Learning businesses segments. Currency fluctuations will also lead to variations in revenue. The NLD/ILD business and eLearning may be affected in terms of prices and growth.

Reduction in IT spending and extended credit terms arising from or related to the economic slowdown, and any resulting pricing pressures, reduction in billing rates, increased credit risk may adversely impact our revenues, gross profits, operating margins and results of operations.
Currency fluctuations may affect the results or our operations or the value of our ADSs.
The exchange rate between the rupee and the U.S. dollar has changed significantly in recent years and may continue to fluctuate substantially in the future.
We use derivative financial instruments, such as foreign exchange forward and option contracts, to mitigate the risk of changes in foreign exchange rates on accounts receivable and payable and forecast cash flows denominated in US dollar. As of March 31, 2011, we do not have any outstanding option contracts. We may not purchase derivative instruments for a sufficient amount to adequately insulate ourselves from foreign currency exchange risks, and over the past year, we have incurred significant losses as a result of exchange rate fluctuations that have not been offset in full by our hedging strategy.
For the year ended March 31, 2011, we have recognized a gain of Rs.12.94 million ($0.29 million) on foreign exchange translations and we have not recognized any gains on our forward and option contracts. If foreign exchange currency markets continue to be volatile, such fluctuations in foreign currency exchange rates could materially and adversely affect our results of operations in future periods. Also, the volatility in the foreign currency markets may make it difficult to hedge our foreign currency exposures effectively and make them expensive.
Further, the policies of the Reserve Bank of India (RBI) may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. On August 2, 2011, the RBI issued Comprehensive Guideline on Derivatives to the banks/dealers with regard to suitability and appropriateness policy for offering derivative products to users. In addition, a high-level committee appointed by the Reserve Bank of India had recommended that India move to increased capital account convertibility, and proposed a framework for such increased convertibility. Full or increased capital account convertibility, if introduced, could result in increased volatility in the fluctuations of exchange rates between the rupee and US dollar. Our US customers may leave us exposed to fluctuation in revenues based on currency fluctuations.
We may encounter legal confrontations as the Information Technology Act 2000 lacks specificity as to issues on online processes and/or Internet.
We believe that the Information Technology Act of 2000, (As amended by IT (Amendment) Act 2008 (the “ITA”), an Indian regulation, does not address all areas of online processes or the Internet. In exercise of the powers conferred by ITA 2000, the Government of India issued rules in April 2011 called Information Technology rules with stringent privacy norms for Internet Service Providers and the intermediary who is handling sensitive personal information. The ITA has mandated the service providers to maintain transactions, receipts, vouchers in specific formats. The records should be produced for inspection and audit by a government nominated agency or person. The Government of India is authorized to audit security and privacy protection measures. We are exposed to risks relating to unauthorised access, non-compliance of regulations by our franchisees for the cybercafés. Such events may negatively affect our reputation, and violations of the Information Act may result in fines, litigation or cause us to incur legal costs, which may adversely affect our business and results of operations.
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
A significant number of competitors have entered India’s Internet service provider industry. The large players, especially the state run telecommunication companies, may enjoy significant competitive advantages over us, including greater financial resources, which could allow them to charge prices that are lower than ours in order to attract subscribers. These factors have resulted in periods of significant reduction in actual average selling prices for consumer Internet Service Provider, or ISP, services. We expect the market for Internet access and other connectivity services to remain extremely price competitive. Increased competition may result in operating losses, loss of market share and diminished value in our services, as well as different pricing, service or marketing decisions. In addition, competition may generally cause us to incur unanticipated costs associated with research and product development. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as the availability of skilled employees in India, the price at which our competitors offer comparable services, and the extent of our competitors’ responsiveness to their clients’ needs. We cannot assure you that we will be able to successfully compete against current and future competitors, or that we will not lose key employees or customers to such competitors, which may adversely affect our business and results of operations.

Margin squeeze may affect the results or our operations.
Our margins have been stagnant recently due to competitive pricing pressure. Competition will continue to increase with the entry of new competitors into the enterprise service category. However, these competitors generally would prefer to operate with a few global customers who have business interest in India. They may attract customers for managed hosting services with their capability of superior network and competitive pricing. We expect the market for such services to remain extremely price competitive. Increased competition may result in the reduction of profit margin which would impact our results of operations.
Procuring power at lower costs for data centers by the competitors may put us at a disadvantage in terms of pricing for our data center operations.
The single largest operating cost in data centers is electrical power, and if a competitor were to have a source of power at a significantly lower cost, it could be a disadvantage to us. While all data centres are now located in proximity to, or at the edge of major urban centers such as Mumbai, inexpensive land and labor allow companies to locate new data centres in remote locations. We may neither be in a position to develop data centers at remote locations where power is cheap nor procure power at cheaper rates for our data centres. If our competitors procure power at lower cost, they may have an advantage over us with respect to pricing. Our inability to offer competitive pricing may result in loss of customers and will impact our business and result of operations.
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
Despite our best efforts to optimize costs, our future operating results could fluctuate in part because our expenses are relatively fixed in the short term while future revenues are uncertain, and any adverse fluctuations could negatively impact the price of our ADSs.
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
The security services that we offer in connection with our business customers’ networks cannot assure complete protection from computer viruses, break-ins and other disruptive problems and the occurrence of these problems could result in claims against us or liability on our part. These claims, regardless of their ultimate outcome, could result in costly litigation and could damage our reputation and hinder our ability to attract and retain customers for our service offerings.
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
Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Dodd—Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”), Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq Stock Market rules are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.
Further, during 2011, there has been an increased focus on corporate governance by the U.S. Congress and by the SEC in response to the recent credit and financial crisis in the United States. As a result of this increased focus, additional corporate governance standards have been promulgated with respect to companies whose securities are listed in the United States, including by way of the enactment of the Dodd-Frank, and more governance standards are expected to be imposed on companies whose securities are listed in the United States in the near future.
Indian regulatory authorities are increasingly focused on standards of accounting, auditing, public disclosure and corporate governance and may impose new regulations that are lead to increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.
In addition, it may become more expensive and/or more difficult for us to obtain director and officer liability insurance due to increase in premium rates. Further, our board members, Chief Executive Officer, and our Chief Financial Officer could face an increased risk of personal liability in connection with their performance of duties and our SEC reporting obligations. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business. If we fail to comply with new or changed laws or regulations, our business and reputation may be harmed.
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
We have provided inter-city connectivity for our connectivity customers through lease arrangements rather than through capital investment in assets for connectivity business. Our ability to offer high quality telecommunications services depends, to a large extent, on the quality of the networks maintained by other operators, and their continued availability, neither of which is under our control. However, the abundance of supply of inter-city connectivity provides us with the ability of switching to companies offering better services. Although we always use more than one service provider where required, there can be no assurance that this dependence on external parties would not affect our network availability. Any prolonged loss of network availability could adversely affect our business and results of operations.

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

•
In addition, we operate in jurisdictions in which local business practices may be inconsistent with international regulatory requirements, including anti-corruption and anti-bribery regulations prescribed under the U.S. Foreign Corrupt Practices Act (“FCPA”), which, among other things, prohibits giving or offering to give anything of value with the intent to influence the awarding of government contracts. Although we believe that we have adequate policies and enforcement mechanisms to ensure legal and regulatory compliance with the FCPA, and other similar regulations, it is possible that some of our employees, subcontractors, agents or partners may violate any such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions, including penalties. If we fail to comply with legal and regulatory requirements, our business and reputation may be harmed.

We do not plan to pay dividends in the foreseeable future.
We have not paid cash dividends to date because of the accumulated losses in the previous years. We may not pay a cash dividend in the near future in anticipation of meeting the fund requirements for facilitating future expansion plans of the Company. Investors who purchase our ADS may not see immediate returns.
Risks Related to the ADSs and Our Trading Market
The interests of our significant shareholder, Mr Raju Vegesna, our Chairman and Chief Executive Officer may differ from your interests.
Effective as of October 30, 2010, upon the consummation of the private placement to an entity controlled by Mr Raju Vegesna, our Chief Executive Officer and Chairman of the Board of Directors of the company, Mr Raju Vegesna beneficially owns approximately 86.3% of our outstanding equity shares. Mr P.S.Raju serves on our Board of Directors as a nominee of Infinity Capital Ventures, LP, an entity controlled by Mr Raju Vegesna. As a result, Mr Raju Vegesna will be able to exercise control over many matters requiring approval by our Board of Directors and / or shareholders, including the election of directors and approval of significant corporate transactions, such as a sale of our company. Under Indian law, a simple majority is sufficient to control all shareholder action except for those items, which require approval by a special resolution. If a special resolution is required, the number of votes cast in favour of the resolution must not be less than three times the number of votes cast against it. Examples of actions that require a special resolution include:
•	altering our Articles of Association;

•	issuing additional shares of capital stock, except for pro rata issuances to existing shareholders;

•	commencing any new line of business; and

•	commencing a liquidation.
Circumstances may arise in which the interests of Mr Raju Vegesna could conflict with the interests of our other shareholders or holders of our ADSs. Mr. Vegesna, or the entities that he controls, could delay or prevent a change of control of our Company even if a transaction of that sort would be beneficial to our other shareholders, including the holders of our ADSs. This concentrated control will limit your ability to influence corporate matters and, as a result, we may take actions that our ADS holders do not view as beneficial. As a result, the market price of our ADS could be adversely affected.
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
At our request, Citibank N.A, (the “Depository”) will mail to holders of our ADSs any notice of shareholders’ meeting received from us together with information explaining how to instruct the Depository to exercise the voting rights of the securities represented by ADSs. If the Depository receives voting instructions from a holder of our ADSs in time, relating to matters that have been forwarded to such holder, it will endeavor to vote the securities represented by such holder’s ADSs in accordance with such voting instructions. However, the ability of the Depository to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that the holders of our ADSs will receive voting materials in time to enable such holders to return voting instructions to the Depository. Securities for which no voting instructions have been received will not be eligible to vote.
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
The financial markets in the United States and other countries have experienced significant price and volume fluctuations, and the market prices of technology companies, particularly Internet-related companies, have been and continue to be extremely volatile with negative sentiment prevailing. Volatility in the price of our ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results, which may adversely affect the value of your investment and the price of our ADS’s.
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
The future sales of securities by us or existing shareholders may reduce the price of our ADSs.
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
Access to capital markets is critical to our ability to operate. We may require additional financing in the future for the development of our business. Declines and uncertainties in the global capital markets over the past year have severely restricted raising new capital and have affected companies’ ability to continue to expand or fund new projects. If these economic conditions continue or become worse, our future cost of equity or debt capital and access to the capital markets could be adversely affected. Our ability to obtain future financing will depend on, among other things, our financial condition and results of operations as well as the condition of the capital markets or other credit markets at the time we seek financing. In addition, an inability to access the capital markets on favorable terms due to our low stock price, or upon our delisting from the Nasdaq Global Market if we fail to satisfy a listing requirement, could affect our ability to execute our business plan as scheduled.
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
We may be required to list our Equity Shares on an Indian stock exchange. If we were to list our Equity Shares on an Indian stock exchange, conditions in the Indian securities market may require compliance with new and changing regulations framed by Securities Exchange Board of India, listing requirements of stock exchange, corporate governance, accounting and public disclosure requirements which might add uncertainty to our compliance policies and increases our costs of compliance.
The Ministry of Finance of the Government of India (‘MoF’) issued a press release dated March 31, 2006, making amendments to the ‘Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme 1993’ (‘the Scheme’). The amendments included a statement that unlisted companies which had accessed FCCBs, ADR/GDRs in terms of guidelines of May 22, 1998 and are not making profit, be permitted to comply with listing condition on the domestic stock exchanges within three years of having started making profit. Further, the press release states that no fresh issues of FCCBs, ADR/GDRs by such companies will be permitted without listing first in the domestic exchanges. These regulatory requirements may adversely affect our ability to raise further capital for funding the ongoing and future expansion plans of the company, as we are unable to raise capital in the United States or elsewhere offshore until we are listed in India.
We may be required by the Government of India to list on Indian stock exchange. We may not be able to comply with any timeline for listing and other standards imposed on us, and we are uncertain as to the consequences to us of any non-compliance. If we were to list our equity shares on an Indian stock exchange, we have to comply with changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the SEBI rules and regulations and stock exchange listing requirements which may create uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

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
Terrorist attacks, such as the attacks of July 25, 2008 in Bangalore, the attacks of November 26 to 29, 2008 in Mumbai, the attack at New Delhi High Court on September 7, 2011 and other acts of violence have the potential to affect us or our clients. In addition, such attacks may destabilize the economic and political situation in India. Furthermore, such attacks could cause a disruption in the delivery of our services to our clients, and could have a negative impact on our business, personnel, assets and results of operations, and could cause our clients or potential clients to choose other vendors for the services we provide. Terrorist threats, attacks or war could make travel more difficult, may disrupt our ability to provide services to our clients and could delay, postpone or cancel our clients’ decisions to use our services.
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
Currently, there is no public trading market for our equity shares in India or elsewhere nor can we assure you that we will take steps to develop one. Our equity securities are only traded on Nasdaq through the ADSs. Under prior Indian laws and regulations, our Depository could not accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares without prior approval of the Government of India. The Reserve Bank of India has announced fungibility regulations permitting, under limited circumstances, the conversion of ADSs to equity shares and the reconversion of equity shares to ADSs provided that the actual number of ADSs outstanding after such reconversion is not greater than the original number of ADSs outstanding. If you elect to surrender your ADSs and receive equity shares, you will not be able to trade those equity shares on any securities market and, under present law, likely will not be permitted to reconvert those equity shares to ADSs.
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
The statutory corporate income tax rate in India was 30% during fiscal 2010 and was subject to a 7.5% surcharge, 2% education tax and 1% secondary and higher education tax, resulting in an effective tax rate of 33.22%. For fiscal year 2011, the statutory corporate income tax rate is still 30% and subject to a 5% surcharge and 2% education tax and 1% secondary and higher education taxes resulting in an effective tax rate of 32.45%. We cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be implemented by the Government of India. We may be subject to tax claims by the Government of India against us in the future. Defending these claims would be expensive, time consuming and may divert our management’s attention and resources from our operations.
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
Bandwidth, the measurement of the volume of data capable of being transported in a communications system in a given amount of time, remains expensive in India, especially when compared to many countries where bandwidth penetration is quite high. Although prices for international and domestic leased lines were substantially reduced recently, they are still high due to, among other things, capacity constraints and lack of competition. If the cost of bandwidth is not further reduced, or increases significantly, our business and results of operations will be adversely affected.
We may fail to exploit the market for WiMax services because of lack of access to spectrum.
The ability to provide fast and easy connectivity across cities will be a competitive advantage in future as more companies look to provide connectivity to their offices. WiMax, or wireless digital communications, gains significance for ubiquitous connectivity in cities, which will enable fast connectivity in the last mile to the service provider’s network. We have not participated in the spectrum auction for WiMax, given the high prices.
The Department of Telecommunications, or DoT, has auctioned and allocated Broadband Wireless Access (“BWA”) spectrum to three operators per circle, which may limit the competition and competitive advantage for the consumer. Our inability to secure BWA at cost-effective prices may adversely affect our business and results of operations,, as our competitors with greater financial resources obtain spectrum for BWA services.
We may be compelled to surrender the spectrum that was allotted to us earlier.
The Government of India has asked us to surrender 2.3GHz range of spectrum allotted to us in 2003 and the same was auctioned as BWA spectrum. The Government also has asked the company to make payment for 3.3GHz spectrum from the date of allotment or to surrender the same. The other range of spectrum that we won, 5.7 GHz, is also close to capacity utilization and will need to be augmented in future. Enterprise connectivity will need licensed bands of spectrum for assured quality and security, so the non-availability of spectrum would materially adversely affect our business and results of operations. In the event of the surrender of the spectrum 2.3 GHz and 3.3 GHz, it may hamper our future plans for expansion of services may be adversely affected, and there are no assurances that we will be able to obtain additional replacement spectrum.
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
In the connectivity business, realization will be lower year on year based on the market conditions. Every year when annual contracts come up for review, customers contract for more bandwidth or more links at a lower overall unit price. This is offset somewhat by lower bandwidth costs, which we negotiate with our service providers. This impacts us in two ways: first, despite an increase in sales volume, we may not see a commensurate rise in revenues; and secondly, margins in our business are continually shrinking. Therefore, our revenue from our connectivity business may stagnate with declining bandwidth costs.
We may not be able to retain and acquire customers for our data centers.
In the field of Internet data center services, competition from data center operators may attract customers away from us or make it more difficult for us to attract new customers. If competitors are successful in the market, it could be difficult for us to retain and/or acquire customers. Furthermore, once customers cease using our services and choose another service provider, it may be difficult for us to reacquire them in future, or may require substantial costs to reacquire such customers, and we despite such customer acquisition spending, we may be unsuccessful in retaining such customers.

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
Technology trends, such as cloud computing and software-as-a-service, allow new business models that could replace current lines of business unless we are aware of them and positioning ourselves to take advantage of the transition.. The markets for our service are characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent introduction of new services. We may not successfully identify new opportunities, develop and bring new services to market in a timely manner. Unless we are able to adopt and deploy these advances in technology and infrastructure, we may lose our competitive position in the marketplace, which would adversely affect our revenues and may lead to increased customer attrition, as our customers switch to providers that utilize such information technology infrastructure.
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
As we participate in bidding for large Government of India contracts, as well as business from large corporations, we increasingly come under scrutiny for the net assets value of our balance sheet as well as lack of profitability. Unless we increase capacity quickly and become profitable, we could be excluded from major government projects because we fail to meet their selection criteria, which would adversely affect our business and results of operations.
The success of our business depends on our software development of our capability.
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
We cannot influence enabling policies that facilitate the growth and development of data and Internet connectivity in India. The absence of policy support for internet and data services may hamper the growth of such services in future, which would adversely affect our business and results of operations.
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
The viability of our cyber café services depends on the success of the franchisees to generate or sustain adequate profitability.
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
Users view cyber cafés for Internet access as a utility, and are unwilling to pay for a premium service. Most of our competition for cybercafé customers is from the unorganized sector with low rates that have become the industry norm. Our premium pricing of products/services offered through cybercafés is viewed as being more expensive. In view of the lower pricing prevailing in the market, we may lose revenue from cybercafés and our profitability may be impacted.
Heightened security concerns for cybercafés issued by the governments will discourage franchisees to operate such cybercafés.
The Government’s rules and regulations for operating cyber cafes have become more and more stringent in the face of rising terrorism and the use of emails to threaten key government officials and others. In addition, state level regulations differ in levels of compliance required of both the café operator and users. This is discouraging franchisees from entering the business and users for the risk of being harassed for using such facilities. This may lead to a decrease of cybercafés and may impact our revenues and result of operations.

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
We face the risk that fundamental changes may occur in the delivery of Internet access services in India. Currently, Internet services are accessed primarily by computers and are delivered by modems using telephone lines. As the Internet is becoming accessible by cellular telephones, personal data assistants, television set-top boxes and other consumer electronic devices, and becomes deliverable through other means involving digital subscriber lines, coaxial cable or wireless transmission mediums, we will have to develop new technology or modify our existing technology to accommodate these developments. Our pursuit of these technological advances, whether directly through internal development or by third-party license, may require substantial time and expense. We may be unable to adapt our Internet service business to alternate delivery means and new technologies may not be available to us at all. We provide wireless connectivity on the 5.7 GHz spectrum allotted to us by the Wireless Planning Commission. The spectrum allocation may be inconsistent with industry standards. The current capacity may be insufficient to offer a breadth of services. The Government may issue instructions to release the spectrum that we hold. High cost of spectrum acquisition may be inconsistent with our revenue and cost models. We may not keep up with the pace of change that takes place in wireless technologies. The launch of DTH (Direct to Home) relay by service providers such as Tata Teleservices, Reliance, Dishnet and Sun TV may weaken the presence of Cable TV Operators (CTOs) in providing connectivity to homes through cables. Due to such competition, we may lose business from the CTOs for providing internet services through cables.
We are subject to quality of service (QOS) guidelines issued by TRAI. Failure to comply with one or more guidelines may expose us into fines/penalties.
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
In the event of our failure to comply with one or more of the above guidelines, we may expose ourselves to fines/penalties.
We may be liable to third parties for information retrieved from the Internet.
We could become liable if confidential information is disclosed inappropriately on or through our websites. Others could also sue us for the content and services that are accessible from our websites through links to other websites or through content and materials that may be posted by our users in chat rooms or bulletin boards. The laws in India relating to the liability of companies which provide Internet services, like ours, for activities of their users, are still relatively unclear. Investigating and defending these claims is expensive, even if they do not result in liability Allegations of impropriety, even if unfounded, could damage our reputation, disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses.

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
The address of our principal executive office is Tidel Park, 2nd Floor, 4, Rajiv Gandhi Salai, Taramani, Chennai 600 113 India, and our telephone number is 91-44-2254-0770. Our agent for Investors Relations in the United States is Grayling Global, phone +1-646-284-9400. Our website address is www.sifycorp.com and the information contained in our website does not constitute a part of this Annual Report.
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
In March 2000, we launched our network of public Internet cafés called iways to cater to the needs of Indians who do not have access to the Internet. In September 2000, we commenced our hosting services from our India’s first Tier-III data center at Vashi, Mumbai to provide co-location and managed services to our clients. In June 2001, we obtained permission to provide wireless connectivity on the 5.7 GHz spectrum from the Wireless Planning Commission. This enabled us to convert all our iways from Integrated Services Digital Network, or ISDN, connectivity on the last mile to wireless connectivity. This technology also enabled us to commence our high-speed/broadband access to homes, which began in March 2003. To enable quicker access to homes, we developed a model of partnering with Cable Television Operators, or CTOs, who already interface with households for providing cable television facilities to millions of households in India.
In April 2002, ISP’s were permitted to provide restricted VoIP limited to outbound calls to International destinations and personal computer to personal computer calls in India. We started providing this service through our network of cybercafés, and later on through VoIP booths located in large commercial areas and corporate office complexes across major cities in India.
From the time we launched our corporate services in 1997, we have continually upgraded our technology to provide data services to corporate clients. We were the first Internet service provider in India to make our entire network IP-based and subsequently Multi Protocol Label Switching (MPLS)-enabled, which permitted us to continue to grow our corporate customer base. As of March 31, 2011, we provide data connectivity services to around 3000 corporate clients in industries ranging from information technology, manufacturing, banking and financial services industry, pharmaceuticals, retail distribution and the government.

Initial Public Offering and Subsequent Financing Transactions
In October 1999, we completed our initial public offering on the Nasdaq National Market and issued 4,801,250 ADSs at a price of $18.00 per ADS. We received proceeds of approximately $79.2 million, net of underwriting discounts, commissions and other offering costs. In connection with our initial public offering, we received the benefit of exemptions from the Nasdaq corporate governance rules relating to shareholder meeting quorum, solicitation of proxies and shareholder approval for issue of shares other than in a public offering under Nasdaq rules. We will continue to avail of the exemptions from the Nasdaq corporate governance rules.
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
Following the transactions, Mr. Raju Vegesna of Infinity Capital was appointed as the Chairman of our Board of Directors. Mr. P. S. Raju is the second nominee of Infinity Capital to our Board of Directors.
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
On October 30, 2010, we consummated the issuance and sale of 125,000,000 of our equity shares in a private placement to Raju Vegesna Infotech & Industries Private Limited, our promoter group, and an entity affiliated with our Chairman and Chief Executive Officer, Mr Raju Vegesna. See note 42 in the notes to the financial statements in this Annual Report.
Acquisition of Minority Interest in Subsidiary
In January 2008, our Board of Directors of Sify approved the merger of our subsidiary, Sify Communications Limited (“Sify Comm”) with our Company. The Boards of each of Sify and Sify Comm determined that a merger would produce cost savings efficiencies and, as a combined entity, benefit all shareholders. The Board then submitted the proposed merger to the shareholders and to the High Court of Madras for approval. In August 2008, while approval for the merger was pending, the Indian government proposed new regulations regarding the delivery of internet services and was expected to announce changes to the policy governing the spectrum for the delivery of wireless data. The Board reviewed these regulatory changes and determined that it would be in the best interest of each Company to remain as separate entities, as opposed to combining the entities as contemplated by the proposed merger. The Company submitted a petition to the High Court of Madras to withdraw the merger, and such petition was approved.

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
Principal Capital Expenditures
In fiscal 2011, 2010 and 2009, we spent Rs 795.29 million ($US 17.81), Rs 979.74 million and Rs.1336.16 million respectively, on capital expenditures. As of March 31, 2011, we had contractual commitments of approximately Rs.132.20 million (US $2.96 million) for capital expenditure towards the acquisition of property, plant and equipment. These commitments included approximately Rs.64.38 million (US $1.44 million) in domestic purchases and Rs.65.82 million (US $1.47 million) in imports and overseas commitments for products and spares. All our capital expenditures were financed out of cash generated from operations, equity infusion and borrowings from banks.
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
Globe Travels, USA.
In April 2006, we acquired Globe Travels, USA engaged in the business of selling online airline tickets in the U.S. with a special focus on the U.S.-India sector along with its Indian outfit for a consideration of USD $2.50 million, apart from 125,000 stock options and some conditional earn out payments. We believe this acquisition marks Sify’s entry into the online travel business, particularly e-ticketing. Further on account of continued decline in business, the company has ceased its travel business operations.
Due to the decline in business travels on account of global economic environment, the company tested impairment for goodwill and intangibles, and has recorded Rs. 1,857, Rs. 47,269 and Rs. 15,200 as impairment charge during the years 2010-11, 2009-10 and 2008-09 respectively.

India World Communication Limited
India World Communications Limited filed an application with the Registrar of Companies, Tamil Nadu in 2008 for the winding up of its business under section 560 of the Indian Companies Act, 1956. The Registrar had struck off its name from the register. Hence, India World Communications Limited ceased to exist from the date of order of the ROC.
Sify International Inc
Sify International Inc incorporated in the United States of America (US) is a wholly owned subsidiary of Sify. Sify International registered a small revenue of USD $0.37 million and a profit of USD $0.03 million during the year 2010-11.
Business Overview
We are one of the largest integrated Internet, network and electronic commerce services companies in India, offering end-to-end solutions with a comprehensive range of services delivered over a common Internet backbone infrastructure. Our services enable our business and consumers to communicate, transmit and share information, access online content and conduct business remotely using our private data network or the Internet. Our Internet and network services include the following:
•
Corporate Network/Data Services. We offer end-to-end network services, hosting, application and security services that provide our corporate customers with comprehensive Internet and private network access. Our services enable our corporate customers to offer a full range of business-to-business and electronic commerce related services. We provide NLD (National Long Distance) and ILD (International Long Distance) services through our network. We carry voice traffic, both national and international, using the IP back-bone and deliver voice traffic to Direct Inter-connect Operators. We also provide managed infrastructure services and managed security services in all aspects of infrastructure services, network security and hosting, with digital certificates based authentication service and VPN solutions. We have launched system integration service during the year 2009-10. We are the first service provider in India to be ISO 9001:2000 certified in network operations, data center operations and customer relationship management.

•
Internet Access Services. We offer public Internet access to consumers through a retail chain of e-ports (formerly iway) cybercafés. We also have agreements with certain cable television operators through which we offer Internet access through cable. As of March 31, 2011, we had approximately 10 million retail Internet access subscribers.

•
Online Portal Services. We operate online portals, such as www.sify.com, www.samachar.com and www.sifymax.in, that function as principal entry points and gateway for accessing the Internet by providing useful web-related services and links. We also offer related content sites specifically tailored to Indian interests worldwide.

•
Others. We facilitate web based learning for various organizations by digitizing and uploading content to facilitate the same. We also provide remote infrastructure management services such as Data center management, Network management, Security management and Desktop management to support the clients from offshore command centers, on a 24 x 7 basis.

We began providing corporate network/data services to businesses in April 1998, and as of March 31, 2011 we had around 3000 corporate customers located principally in India. We launched our Internet service provider business in November 1998, becoming the first private Internet service provider to begin service after the Indian government opened the market to private competition. We also operate online portals, www.sify.com, www.sifymax.in, www.samachar.com, and related content sites specifically tailored for Indian interests worldwide. Sify.com is one of India’s leading portals with services in areas such as news, travel, finance, health and shopping in addition to e-mail, chat and search. SifyMax.in is a broadband portal offering live streaming and on demand video and audio content, news clips, TV reality shows and highlights of cricket matches.
We are providing NLD (National Long Distance) and ILD (International Long Distance) services through our network from August 2008. We have made tie-ups with international and domestic carriers to carry their traffic into India. We carry voice traffic, both national and international, using the IP back-bone and deliver voice traffic to direct inter-connect operators.
During the year 2009-2010, following the merger of Sify Communications Limited with the Company, we obtained the approval of Department of Telecommunications for the transfer of NLD / ILD licences from Sify Communications to us.
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

As of March 31, 2011, we operated 662 points of presence serving more than 625 towns and cities across India. Points of presence are telecommunications facilities located in a particular market which allow our customers to connect to the Internet through a local telephone call. Although our Internet service provider license permits us to establish and maintain our own direct connection to the international Internet, we no longer maintain satellite gateways. We provide international bandwidth by leasing capacity from large telcos.
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

•
National private Internet protocol network backbone and Wireless delivery on the last mile. We operate a large national Internet protocol data network in India. As of March 31, 2011, we owned and operated 662 points of presence serving more than 625 towns and cities across India. Our network provides the platform to deliver Internet access and the backbone to provide a full range of corporate network/data services to consumers. A significant portion of our last mile delivery for corporates, and almost the entire e-port cybercafé network and hi—speed / broadband delivery to homes, is on the wireless mode, thereby enabling us to implement and deliver superior services compared to the wire line medium.

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

Strategy
Our goal is to become the premier integrated Internet, network and electronic commerce solutions provider to businesses and consumers in India. Our principal business strategies to accomplish this objective are discussed below:
•
Invest in the continued enhancement and expansion of our network infrastructure to support customer growth, enter into new markets and accommodate increased customer usage. We intend to continue to increase the capacity and geographic reach of our network in order to support subscriber growth, enter new markets and accommodate increased customer usage. We are committed to using proven technologies and equipment and to providing superior network performance. Our network is based on Internet Protocol, or IP, and we are the first Indian service provider to have made our network Multi Protocol Label Switching (MPLS) compliant. As of March 31, 2011, we have acquired adequate capacity of bandwidth lines, all from major telecommunications companies, which ensures that there is an assured supply of bandwidth service being provided to Sify’s customers without any disruptions. We have also leased intercity links from multiple suppliers including BSNL, Bharti, and Power Grid corporation, such that each one of our nodes is accessible from at least two other nodes, if not by two long distance operators. We believe that as the size and capacity of our network infrastructure grows, its structure and national coverage will create economies of scale. Being vendor neutral, we are able to procure bandwidth in a cost effective manner. Over the past five years we have designed and built four data centers in Mumbai, Chennai, Bangalore and Airoli. We intend to invest in additional data centers, and are currently building a data center at Noida near New Delhi.

•
Increase penetration in our existing markets by expanding awareness of the “Sify” brand name to capitalize on our first mover advantage in India. We intend to capitalize on our first-to-market advantage in India to establish national service and a brand name in advance of other private competitors. As of March 31, 2011, we had approximately 0.3 million retail Internet subscribers and 1,860 operative cybercafés, of which 6 were owned by us and 1,854 were franchised. Approximately 99% of these e-ports are on broadband, which provides the user with significantly faster access speeds. Our marketing strategy includes print and radio advertising, direct mailing campaigns targeting personal computer owners and operating “cybercafés.” We are also actively promoting our broadband services to homes through cable television operators. As of March 31, 2011, we have more than 1,685 cable television operators across 203 cities in India. We believe that increased focus by GOI on delivery of broadband services, availability of broadband content, reduced cost of personal computers coupled with increased purchasing capacity of the middle class in India will drive this business forward in the future. We are also continuously working on better alternative technologies to overcome the last mile challenges and to offer superior connectivity to homes.

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

Service Offerings
Corporate network/data services. Our corporate network/data services division addresses the network, security and application services needs of Indian enterprises by leveraging our national Tier 1 IP network infrastructure. The services include a comprehensive range of Internet protocol based Virtual Private Network, or IPVPN, offerings, including intranets, extranets and remote access applications to both small and large corporate customers. There is a strong focus on industry verticals such as IT/ITES (IT enabled services), banking and financial services industry (BFSI), government, manufacturing, pharmaceutical and FMCG. We were the one of the first service provider in India to provide MPLS-enabled IPVPN’s on its entire network. We have entered into a strategic partnership with leading Telcos for providing last mile connectivity to customers. Our entire network is MPLS enabled with built in redundancy with world class design and service standards.
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
Application Services. We offer value-added services to organisations such as website design, development, content management, search engine optimisation, including domain name management, secure socket layer (SSL) certificate for websites, and server space in required operating system and database. We provide state of the art messaging and collaboration services and solutions such as e-mail servers, LAN mail solutions, anti-spam appliances, bulk mail services, instant messaging, and also offer solutions and services to enable data & access security over the Internet. We also offer web-applications such as online merchandising with on-line payment gateways, sales force automation, supply chain management, intranet and extranets, workflow engine and knowledge management systems. We also provide infrastructure-based services on demand, including on-line testing engine and network management. On-line testing services include test management software, required servers and proctored examination facilities at Sify’s e-port cybercafés. On-line exam engine offered allows a secure and flexible way of conducting examinations involving a wide range of question patterns.

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
Data Centers. We operate India’s first level 3 Internet Data Centers (IDC) two of which are located in Mumbai (Bombay), one each at Chennai (Madras) and Bangalore, which are designed to act as reliable, secure and scalable facilities to host mission-critical applications. We offer co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks, or they could hire complete racks, and even rent ‘secure cages’ at the hosting facility as per their application requirements. We also offer a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration, network configuration as well as spares and replacement. Our Fort Knox platform for security management of hosted servers offers Service Level Agreement (SLA)-based security services to protect servers. Our Infrastructure Data Management Services (IDMS) service provides specific services related to building data centers, leveraging on our proven expertise to build world-class infrastructure.
Cloud service. We launched recently on-demand hosting (cloud) services to end-customers with strategic a tie-up with global partner. We have joined the global program, designed for service-providers who offer on-demand cloud services giving them the option to “rent” software licenses on a monthly “pay as you go” basis. This model is aimed at helping Indian companies, both large and small, to safely tap computing capacity inside and outside their firewalls to help ensure quality of service for any application they want to run, internally or as a service.
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
Digital Certification. In technical collaboration with Verisign, a leading provider of Internet trust services, we formed a subsidiary, Sify Communications Limited, to provide managed digital certificate-based authentication services in India. Sify Communications Limited was the principal affiliate of Verisign in India and was a member of Verisign’s Global Affiliate Network. Sify Communications Limited was accredited as the first Certifying Authority for issuance of Certificate for Digital Signature by the Ministry of Information Technology, Government of India. Sify Communications Limited merged with Sify Technologies Limited during 2009-2010. Consequent upon the merger, Sify Technologies Limited now provides digital certificate- based authentication services which were provided by its erstwhile subsidiary, Sify Communications Limited.
Remote Management Services. This service provides continuous proactive management and support of customer operating systems, applications and database layers through deploying specialized monitoring tools and infrastructure experts to ensure that our customers’ infrastructure is performing optimally.
Our corporate network/data services division accounted for approximately, 70% 80% and 82% of our revenues in fiscal years 2009, 2010 and 2011 respectively. We believe that corporate services will continue to be the largest part of our business for the immediate future.
VOIP Services. We offer comprehensive VoIP services covering Managed Voice for Enterprises particularly in IT/ITES segment to meet their international business communications. As part of the service, our Hosted dialer platform is also provided to enable BPOs to use this infrastructure as a service.
ILD Voice & hubbing, During the year 2008, we have launched Voice NLD/ILD services under the Telecom licence. We provide high quality voice origination and termination services with interconnects directly with both mobile and fixed line operators in India. Currently we handle millions of minutes of global voice traffic for our enterprise and retail customers. Our MPLS enabled packet-switched network deploys a carrier class soft switch with redundancy to provide routing, as well as control, in real time. We have established strategic tie up with many global carriers. Our voice services has grown well over the last two years and we have established credibility and repute. During the year 2009-10, based on the experience of voice services and success in the ILD India termination business, we have launched Hubbing business to leverage the experience.

Internet Access Services. We offer public Internet access to consumers through a retail chain of e-ports (formerly iway) cybercafés. We also have agreements with certain cable television operators through which we offer Internet access through cable. As of March 31, 2011, we had approximately 0.1 million retail Internet access subscribers.
Our Internet access services for retail consumers include high-speed/broadband access to homes over cable, public Internet access from our network of e-ports (formerly iway cybercafés) and VoIP. Currently, we have also started offering the premium broadband connection, branded Platinum to the SOHO market segment and wireless service to homes at select cities.
Public Internet Access. We provide public Internet access to the large segment of the Indian population that does not own a personal computer through our network of e-ports (formerly iway cybercafés). We operate these cybercafés on a franchisee model on a B2C model and other on a B2B2C model, where Café buys connectivity from Sify and offers the same to the end customer. As of March 31, 2011, we had 1,860 operational e-ports (formerly iways) in 226 towns and cities.
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
The cybercafés e-ports are owned and operated by the franchisees. The franchisee procures the retail space, invests in furniture, interior decor, personal computers, point of sale signage and employs/trains the staff. The franchisee is responsible for the maintenance of the premises and interface with customers. We provide the complete back-end support, including bandwidth, the authentication/usage engine and the billing/collection system. The prices to be charged to the customers and the services that can be rendered are controlled by Sify. On average, these e-ports (formerly iways) have about seven personal computers and operate in an area of about 250 square feet. All e-ports operate on a prepaid subscription model, and the end customer has the ability to browse from any of the e-ports using the roaming facility that we provide. The billing system allows us the option of charging different prices based on the services used, time of usage and the place of use. More than 99% of these cafés are connected through the wireless mode, on the 5.7 GHz or the 2.4 GHz spectrum, with a subscriber unit placed on the top of the building and connected to an access point in a tower that is within a 5 kilometre radius from this location. We believe the e-ports offer a superior browsing experience compared to other internet cafés that operate on either a leased line or an ISDN facility. Today, e-ports are being used for a multitude of services including VoIP, online examination centres, online games, e-distribution points and value added services such as IRCTC (an online passenger reservation site) and utility payments.
Sify e-port. The iways cyber café chain was re-branded as “sify e-port”. Sify e-port is today the largest chain of branded retail outlets in the country, empowering every user to reap the benefit of internet and its applications. As of March 31, 2011, we had approximately 1,860 operational e-ports. We have launched a model of e-port Xpress with a single PC with value added services as a kiosk chain offering services like travel ticket booking, bill payment, mobile recharge and e-commerce transactions in addition to internet browsing, chat, email and gaming.
The connectivity based model is seated on a cloud platform called ‘Sify Mylife’. Sify Mylife supports multiple VAS providers on a plug and play platform. This is also India’s first consumer cloud offering. The advantage is that the platform is extendable to any number of VAS providers and is not binding in terms of usage.
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
Voice over Internet Protocol. VoIP can be used in India for making International calls. We have leveraged on our extensive network of e-ports to offer VoIP. As of March 31, 2011, more than 500 of the e-ports had the capability to provide VoIP. We provide these services through standalone VoIP booths at various strategic locations in major cities. We use MPLS enabled technology that ensures voice clarity.
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
We believe that the combination of cable to homes through cable operator and wireless services will enable us to successful operate as a broadband operator. We believe that our primary biggest strength as a broadband operator lies in our marketing. We have built our reputation through our focused and targeted investment and business development strategy. Due to our relations with cable operators, we can utilize our substantial network available to provide our service on cable networks and also offer broadband services to SME and SOHO.
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
Our Internet access services division accounted for approximately 18%, 11 % and 6% of our revenues in fiscal years 2009, 2010 and 2011 respectively.
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
Our online portal services division accounted for approximately 3%, 2 % and 2% respectively, of our revenues in fiscal years 2009, 2010 and 2011 respectively. The decrease in revenue from portal services is on account of drop in corporate orders and value added services.
Corporate Customers
We have established a diversified base of corporate customers in a variety of data intensive industries, including information technology enabled services (ITES), banking financial services and Insurance (BFSI), publishing, retail, pharmaceuticals and manufacturing. Our corporate customer base has grown to over 3000 customers. The increased scope of the services we offer, particularly the provision of broadband services to our existing customers and International IPVPN services along with the increased reach of our network, has increased our market base.
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
Sales and Marketing
Corporate Offerings. The principal focus of our sales and marketing staff is to acquire new customers and maintain cordial relationship with the existing corporate customers. We seek to penetrate this market through trade publication ads, industry trade shows and seminars for the benefit of industry associations and potential customers. As of March 31, 2011, we had employees dedicated to sales and marketing exclusively for our corporate offerings.
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
Technology and Network Infrastructure
We operate a national IP / MPLS data network with 662 points of presence serving more than 625 cities and towns across India. We operate our network facilities and customer service operations, which gives us greater control over the utilization and quality of our network. We have designed and built our network using advanced technologies and equipment which will enable us to continue to expand the geographic range of our network, integrate improved data processing technologies and enhance speed and capacity with little or no disruption to our customers.
Services Offered: We offer the following services to our Enterprise and consumer customers using our network.
•	Internet access services,

•	IP/ MPLS Virtual private networks,

•	Internet based Voice services

Geographic Coverage. Through our national network of points of presence, our business and consumer customers are able to access their application through our network in India via our wireless local loop, local leased lines or a local phone call on dial-up or through our cybercafé chain. We have 662 points of presence, or POPs. These points of presence, or primary nodes, reside at the core of a larger Internet protocol network with a Star and meshed topology architecture. Each point of presence contains data communications equipment housed in a secure facility owned, leased or operated on an infrastructure co-location basis by our Company. The last mile connecting to the customer can be a leased line, ISDN or point-to-multipoint radio link in the 5.7, 2.5 or 3.3 gigahertz range which we have licensed from the Wireless Planning Commission. We also use 2.4 ghz radios, which do not require an operating license, in some locations. Our larger corporate customers access the point of presence directly through leased lines or wireless links.
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
Corporate Network/Data Services. Our competitors for many private network services include government services companies that have built and operate their own private data networks. For Internet access, our main competitors are Bharti, Reliance and Tata, and our main competitors for domestic VPN includes terrestrial network providers, such as Bharti, Reliance and Tata Indicom, and satellite communications agencies, such as Bharti BT (which recently bought Comsat Max) and HCL Comnet. For international MPLS VPN, our main competition is from MCI, AT&T and Bharti BT.
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
As the NLD and ILD licenses were under the regime of Department of Telecommunications, the notification of the GOI dated 7 November 2005 was required to be complied with to obtain NLD and ILD licenses. The primary condition set out in the notification among other conditions was that, the total composite foreign holding by the applicant should not exceed 74%. Given that the foreign shareholding in Sify was higher than the aforesaid threshold limit, Sify Communications Limited (erstwhile subsidiary) decided to obtain the NLD and ILD licenses in its name and made necessary applications in this regard. To facilitate this, Sify divested its stake in Sify Communications Limited (erstwhile subsidiary) to the extent of 26% of its holding in Sify Communications Limited (erstwhile subsidiary), or 4.680 million shares, to Infinity Satcom Universal Private Limited, a related party, for a sale consideration of Rs.139,810 during the quarter ended December 31, 2005. Infinity Satcom Universal, a Company incorporated under the laws of India, was then owned by Ananda Raju Vegesna, who is the brother of Raju Vegesna, Chairman of Sify’s Board of Directors and the principal of Infinity Capital Ventures, LP (“Infinity Capital”). Infinity Satcom is currently controlled by Raju Vegesna, Our Chief Executive Officer.

On November 21, 2006, Sify Communications Limited (erstwhile subsidiary) executed two License Agreements with GOI, for NLD and ILD services respectively, which enabled Sify Communications Limited (erstwhile subsidiary) to provide IP-VPN services. Accordingly, the Company transferred its IP VPN business to Sify Communications Limited (erstwhile subsidiary) effective November 22, 2006 and the latter commenced the said services on the same day. Sify Communications Limited(erstwhile subsidiary) also furnished bank guarantees for Rs.200,000 each for NLD and ILD licenses to GOI. These licenses are valid for an initial period of 20 years and can be renewed for another 10 years at one time, upon request of the licensee made during the 19th year of license.
Pursuant to the shareholders approval at the meeting held on 12th February, 2009 which was convened as per the Orders of the Honorable High Court of Judicature at Madras (Court) and its Order in Company Petition Nos. 30 and 31 of 2009 on 26th June 2009 sanctioning the Amalgamation Scheme, the assets and liabilities of Sify Communications Limited, whose principal business was providing IP-VPN services, corporate / individuals and consultancy services to companies / Firms intending to set-up security systems for e-commerce transactions, were transferred to and vested in the Company with effect from the appointed date viz. 1st April 2008 in accordance with the Amalgamation Scheme so sanctioned. Effective upon the merger, NLD and ILD licenses of Sify Communications Limited (erstwhile subsidiary) have been transferred to the Company to provide IP-VPN services. Immediately following the merger, Infinity Capital and Infinity Satcom Universal Private Limited held 26.06% and 27.24% of our outstanding equity shares, respectively. This has resulted in resident share holding of 27.24% post merger. Currently, Infinity Capital and Infinity Satcom hold approximately 8% of our outstanding shares.
Organizational Structure
We are not part of any group. A list of subsidiaries and relevant information about them is provided in Exhibit 8.1 to this Annual Report.
Property, Plant and Equipment
We own approximately 100,000 square feet corporate headquarters located in Chennai (Madras), India and an approximately 20,000 square feet regional office in Mumbai (Bombay). We have leased approximately 3,500 square feet network operations center in Chennai, a 27,000 square feet data center in Vashi, Mumbai, 95,250 square feet data center in Airoli and 46,600 square feet in Bangalore Data Centre. Our Chennai facility houses our central network servers as well as our network staff which monitors network traffic, service quality and equipment at all our points of presence, or POPs, to ensure a reliable Internet service. We have POPs in 625 towns/cities across India. Most of our POPs are staffed 24-hours-a-day, seven-days-a-week. Our POPs average approximately 750 square feet at each location. We have backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability. Our property, plant and equipment are pledged towards obtaining loans / working capital facilities from banks.
Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
The financial statements of the Company included in this Annual Report on Form 20-F have been prepared in accordance with English version of International Financial Reporting Standards as issued by International Accounting Standards Board. The information set forth in Operating and Financial Review and Prospects is also for the Company’s three recent fiscal years. The discussion, analysis and information presented in this section should be read in conjunction with our financial statements included herein and the notes thereto.

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
We are one of the leading Internet service provider in India engaged in Internet, Networking and e-Commerce services. We provide integrated end-to-end solutions for both corporate customers and consumers, with a range of products and services delivered over a common Internet backbone infrastructure, such as, Internet, connectivity, security and consulting, hosting and managed service solutions; Internet access services to homes and through e-ports; online portal services and content offerings; web services, mass market products, e-learning software and infrastructure management services. Our clients rely on our solutions/products to enhance their business performance and/or secure their information systems.
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
Corporate network/data services
The demand for services / products of our corporate network/data services division is in the process of recovering from the economic slowdown. We have launched our NLD/ILD voice services in August 2008 and this stream has the potential to provide a sizable momentum to our business. The opening of our new data centre in Mumbai (Airoli) has facilitated us to enhance our position in the market. The bandwidth cost has reduced substantially during the period under review on account of market conditions. The reduction in bandwidth prices in India has led us to revise bandwidth rates to connectivity clients over the last few years and this trend is likely to continue in future. On account of prevailing market conditions, we experienced excessive pressure from our Corporate clients for price reduction in the current fiscal. Certain of our Hosting services clients may opt out for total outsourcing arrangements to reduce their operating costs and if this happens, our business may be affected. The reduced IT spending by our corporate clients exists during the last 12 to 18 months.

Internet access services
Broadband business has been impacted due to severe competition from the existing operators. The customer base is reducing on account of competition. We have reduced our prices and have also launched flexible products.
There are changes in the regulatory environment. The Indian Government has introduced stringent KYC (Know Your Customer) norms on cybercafé users. The overall number of cybercafe’s has declined in India due to regulatory norms, higher rental costs for the cybercafés run by the franchisees and the migration of cybercafe users to Home Broadband.
To overcome this, we have launched connectivity based model which is seated on a cloud platform called ‘Sify Mylife’. Sify Mylife supports multiple VAS providers on a plug and play platform. This is also India’s first consumer cloud offering. The advantage is that the platform is extendable to any number of VAS providers and is not binding in terms of usage.
Online portal services and content offerings
Advertising revenues continued to remain at same level despite spending by corporate clients and increased competition and an improvement in general market conditions.
Other services-Infrastructure Management Services
Market opportunity for remote infrastructure management services is growing. We wish to capitalize this trend by evaluating our pricing and engagement models. Market opportunity for remote infrastructure management services is growing. Sify over the last couple of years has been offering this service to global corporate. Sify enjoys higher brand equity in the international markets for consistency and quality of delivery. We wish to capitalize on this trend by evaluating our pricing and engagement models.
Other services-eLearning Services
As the business environment continues to be challenging in the international markets, there will be pricing pressures on pricing from customers and increased competition. We have introduced a learning infrastructure proposition on a services model. While the underlying need for eLearning products and services remains strong, there will be cutbacks and pressure on customer learning budgets. Our key customers have experienced contraction in their business due to global economic slowdown and there are positive signs for recovery. To compensate the business loss from such customers, we are adopting a new strategy of expanding our client base through new verticals, segments and geographies such as Europe, China and Japan, while improving cost efficiency with business process knowledge management.
There are numerous risks and challenges affecting the business. These risks and challenges are discussed in detail in the section entitled ‘Risk Factors’ and elsewhere in this Annual Report.
As of March 31, 2011, we had 1,950 employees, as compared to approximately 1,885 employees as at March 31, 2010.
Revenues
Corporate network/data services
Our corporate network/data services revenues primarily include revenue from connectivity services, NLD/ILD services, and, to a lesser extent, revenues from the installation of the connectivity link and other ancillary services, such as e-mail, document management and domain registration. Generally, these elements are sold as a package consisting of all or some of the elements. We sell hardware and software purchased from third party vendors to our high value corporate clients. Our connectivity services include IPVPN services, Internet connectivity, last mile connectivity (predominantly through wireless), messaging services, security services and web hosting for businesses. We provide these services for a fixed period of time at a fixed rate regardless of usage, with the rate for the services determined based on the type of service provided, scope of the engagement and the Service Level Agreement, or SLA. Our web hosting service revenues are primarily generated from co-location services and connectivity services. Our security services revenues include revenue from consulting services, vulnerability assessment and penetration testing. We provide NLD (National Long Distance) and ILD (International Long Distance) services and carry voice traffic for Inter-connect Operators. Revenue is recognized based upon metered call units of voice traffic terminated on our network.
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
In Note 34 to our Consolidated Financial Statements in this Annual Report, we provide supplemental segment data, which provides separate revenue and operating income (loss) information for each of these business segments. This information is available in Item 18 — Financial Statements of this Annual Report and is incorporated herein by reference.
We have been historically operating with three segments of business viz Corporate network/data services, Internet access services (including Online portal services and content offerings) and others (e-Learning and Infrastructure Management services). The Industry in which these segments compete has witnessed newer competitions, business models resulting in dynamic market changes. In order to leverage the versatility and the organizational capability, the Chief Operations Decision Maker (CODM) has evaluated options of integrating certain services to address customers across segments, achieve better marketability, flexibility and scale. Based on the management decision, certain changes to the business structure are made effective April 1, 2011. Consequently there would be a change in operating segments as below:
Enterprise Service: Connectivity and voice services will be offered as Network Services, while Data Center Hosting and Managed Services, along with System Integration, will comprise IT services. They will service both domestic and International clients from large corporate and mid-market customers.
Commercial and Consumer Service: The scope of the Consumer business is being expanded to include SOHOs and SMBs apart from the cybercafés, Portals and broadband-to-home services, offering network, IT services and applications through the Cloud.
Software Service: The application services and e-learning would from Software services. This business line will offer applications through the Cloud, primarily targeted at enterprise and international customers.
Expenses
Cost of goods sold and services rendered
Corporate network/data services
Cost of goods sold and services rendered for the corporate network/data services division consists of telecommunications costs necessary to provide services, customer support costs, and cost of goods in respect of communication hardware and security services sold, the cost of voice termination for voice and VoIP services and other direct costs. Telecommunications costs include the costs of international bandwidth procured from TELCOs and are required for access to the Internet, providing local telephone lines to our points of presence, the costs of using third-party networks pursuant to service agreements, leased line costs and costs towards spectrum fees payable to the Wireless Planning Commission or WPC for provision of spectrum to enable connectivity to be provided on the wireless mode for the last mile. Other costs include cost incurred towards our Annual Maintenance Contract (AMC), the cost of installation in connectivity business, the costs incurred in providing Hosting services, and the Document Management Services (DMS) costs for application services. In addition, the Government of India has imposed an annual license fee of 6% of the adjusted gross revenue generated from IP-VPN services and Voice services under the NLD/ILD license.

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
Online portal services and content offerings
Cost of goods sold and services rendered for the online portal services and content offerings includes the cost of procuring and managing content for the websites and cost of ringtones downloaded by using our mobile telephone short code 54545, the cost of procuring merchandise for e-commerce sales.
Selling, general and administrative expenses
Selling, general and administrative expenses consists of salaries and commissions for sales and marketing personnel, salaries and related costs for executive, financial and administrative personnel, sales, marketing, advertising and other brand building costs, travel costs, and occupancy and overhead costs.
Depreciation and amortization
We depreciate our tangible assets on a straight-line basis over the useful life of assets, ranging from three to eight years and, in the case of buildings, 28 years.
Impairment
The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, the recoverable amount is estimated each year at December 31.
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
Stock compensation expense
A total of 5.73 million equity shares are reserved for issuance under our Associate Stock Option Plans (ASOPs). Our ASOP 2007 was adopted at the Eleventh Annual General Meeting held on September 24, 2007. As of March 31, 2011, we had outstanding an aggregate of 841,200, options (net of 81,801 options forfeited by employees) under our ASOP with a weighted average exercise price equal to approximately Rs.146.58 ($3.28) per equity share. The unamortized stock compensation expense related to these grants amounted to Rs 12.71 million as of March 31, 2011.
Results of Operations
The following table sets forth certain financial information as a percentage of revenues:

	Fiscal
	2011	2010	2009
	%	%	%
Revenues	100	100	100
Cost of goods sold and services rendered	61.12	61.05	58.64
Other income/(expense)	1.06	1.96	1.44
Selling, general and administrative expenses	35.46	36.99	45.65
Depreciation and amortization expenses	9.96	9.79	8.34
Impairment loss on intangibles including goodwill	0.03	0.70	0.25
Income from legal settlement	—	8.36	—
Profit /(loss) from operating activities	(5.51)	1.79	(11.19)
Finance income	0.66	0.42	1.99
Finance expenses	(3.76)	(4.38)	(4.08)
Net finance income/(Loss)	(3.10)	(3.96)	(2.09)
Share of profit of equity accounted investee	1.06	1.36	1.04
Profit before tax	(7.54)	(0.81)	(12.24)
Income tax (expense)/ benefit	—	1.21	(1.57)
Net profit/(loss) for the year	(7.54)	0.40	(13.81)
Results of year ended March 31, 2011 compared to year ended March 31, 2010
Revenues. We recognized Rs.6,886.63 million ($154.24 million) in revenues for the year ended March 31, 2011, as compared to Rs. 6,710.19 million for the year ended March 31, 2010, representing an increase of Rs.176.44 million ($3.96 million), or 2.63%.
The revenues generated by our corporate network/data services businesses increased by Rs.336.65 million ($7.54 million), or 6.31%, from 5,335.27 million for the year ended March 31, 2010 to Rs.5,671.92 million (US$127.03 million) for the year ended March 31,2011. The increase is attributable to increases in (i) Voice revenues of Rs.429.34 million ($9.62 million) due to increase in ILD services, (ii) Hosting services revenues of Rs.188.35 million ($4.22 million) as a result of new contracts for new capacities created. (iii) Connectivity revenues of Rs.0.79 million ($.02 million). The above increase is offset by a decrease of) (i)System Integration revenues of Rs. 181.70 million ($4.07 million) (ii) Hardware & Software sales of Rs.74.79 million ($1.67 million) and (iii) Application Services revenues of Rs.25.77 million ($0.58 million).

Revenue from Consumer One services comprising of Internet Access services and Online Portal services, has decreased by Rs 318.41 million ($7.13 million) or 37.69 % from Rs 844.77 million for the year ended March 31, 2010 to Rs 526.36 million ($11.79 million) for the year ended March 31, 2011. This is caused by a drop of Rs 310.03 million ($6.94 million) or 43.42 % in the revenue from our Internet Access services and by Rs.8.37 million ($.19 million) or 6.4 % in revenue from Portal services.
Our Internet Access services accounted for Rs.403.90 million ($9.05 million) of revenues for the year ended March 31, 2011, as compared to Rs. 713.93 million for the year ended March 31, 2010, representing a decrease of Rs.310.03 million ($6.94 million), or 43.42%. Such decrease is primarily on account of (i) decrease of Rs. 178.81 million ($4.00 million) in broadband services revenue due to decrease in subscribers of the high speed Internet access to homes by 28% during the year, from 106,000 as of March 31, 2010 to 77,000 as of March 31, 2011 (ii) decrease of Rs. 116.58 million ($2. 61 million) in cybercafé revenues due to closure of active cybercafés caused by unexpected rent increases in the recent years incurred by the franchisees for cybercafe premises. (iii) decrease of Rs.18.06 million ($0.40 million) in voice revenues due to price reductions offered to our customers to retain the existing customers and/or attract new customers to combat competition and (iv) decrease of Rs.3.42 million ($0. 07 million) from other Internet Access services.
Our Online portal and content offerings division accounted for Rs.122.47 million ($2.75 million) of revenues for the year ended March 31, 2011, as compared to Rs. 130.84 million for the year ended March 31, 2010, representing a decrease of Rs.8.37 million ($.18 million), or 6.40%. This decrease was on account of (i) a drop by Rs15.88 million ($0.36 million) caused by a decline in Travels services. The above decrease is partially offset by increase of Rs.7.51 million ($0.17 million) in revenues from advertisement.
Revenues from our other services increased by Rs.158.20 million ($3.54 million) to Rs 688.35 million ($15.41 million) for the year ended March 31, 2011 from Rs 530.15 million or 29.84 % for the year ended March 31, 2010. This is driven by Rs 121.94 million ($2.73 million) or 42.17 % increase in the revenue from our IMS services and Rs.36.27 million ($0.81 million) or 15.05 % increase in the revenue from our E-learning services. The increase in IMS and E-learning services is on account of new customer and increased engagement from the existing customers.
Other income. Other income was Rs.72.69 million ($1.63 million) for the year ended March 31, 2011, compared to Rs. 131.79 million for the year ended March 31,2010, representing a decrease of Rs.59.01 million ($1.32 million) or 44.8% mainly on account of decrease in income derived from duty credit entitlements under the “Served from India Scheme” (issued by the Government of India) in respect of the foreign exchange earnings from export of services.
Cost of goods sold and services rendered. Cost of goods sold and services rendered was Rs.4,209.43 million ($94.27 million) for the year ended March 31, 2011, compared to Rs.4,096.54 million for the year ended March 31, 2010, representing an increase of Rs.112.89 million ($02.53 million), or 2.76%. This increase was due to (i) a Rs.163.86 million ($3.67 million) increase in Costs of Corporate Network and Data Services, and (ii) a Rs.162.88 million ($3.65 million) increase in International business costs. These increases have been partly offset by a (i) decrease of Rs.213.85 million ($4.79 million) in the Cost of Internet access services and online portals.
The cost of goods sold and services rendered by our corporate network / data services increased by Rs. 163.86 million ($3.67 million) from Rs 3,234.15 for the year ended March 31,2010 to Rs 3398.01 million ($76.10 million) for the year ended March 31, 2011, representing an increase of 5.07%, on account of (i) increase of Rs.401.31 million ($8.99 million) in carrier cost and interconnect charges due to increase in volume of minutes by 75%, (ii) increase of Rs. 79.74 million ($1.79 million) in manpower cost and (iii) increase of Rs.150.68 million ($3.37 million) in other direct costs. These increases have been offset by a decrease of (i) Rs.344.56 million ($7.72 million) in the cost of hardware due to decrease in System Integration business, (ii) Rs.95.71 million ($2.14 million) in the bandwidth costs due to reduction in price and Rs. 27.60 million ($.62 million) in the Royalty payments.
The cost of goods sold and services rendered by our Internet Access services decreased to Rs.358.91 ($8.04 million) for the year ended March 31,2011 from Rs.569.12 for the year ended March 31, 2010, representing a decrease of Rs.210.21 million ($4.71 million) or 36.93%. The decrease is on account of (i) Rs.121.51 million ($2.73 million) decrease in the cost of revenue share paid to CTOs and franchisees due to reduction in volume of business, (ii) Rs.67.29 million ($1.51 million) in the bandwidth costs due to usage and price reduction and (iii) Rs.26.15 million ($0.58 million) on account of appropriate sizing in technology man power.
The cost of goods sold and services rendered by our portal business decreased by Rs.3.64 million ($0.08 million) from Rs.52.69 million for the year ended March 31, 2010 to Rs.49.05 million ($1.09 million) for the year ended March 31, 2011, representing a decrease of 7%, due to a decrease of (i) Rs 12.1 million ($0.27 million) in bandwidth costs, (ii) Rs.2.2 million ($0.05 million) on account of reduction in content costs. The above decrease is partially offset by an increase of Rs.8.5 million ($0.19 million) in the Manpower cost.

The cost of goods sold and services rendered by our “e-learning” and “IMS” services increased by Rs.162.88 million ($3.65 million) from Rs.240.65 million for the year ended March 31, 2010 to Rs.403.54 million ($9.04 million) for the year ended March 31, 2011, representing a increase of 67.65%. The increase is on account of increase in direct cost by Rs.127.78 million ($2.86 million) and allocated technology manpower by Rs. 35.10 million ($0.78 million).
Selling, general and administrative expenses: Selling, general and administrative expenses were Rs.2,441.80 million ($54.69 million) for the year ended March 31, 2011, compared to Rs.2,482.41 million for the year ended March 31, 2010, representing a decrease of Rs.40.61 million ($0.91 million) or 1.64%. The decrease is primarily on account of decrease in (a) manpower costs by Rs. 146.19 million ($3.27 million) due to manpower right sizing (b) marketing and selling expenses by Rs 25.14 million ($.56 million) on account of cost effective marketing activities (c) legal and professional expenses by Rs 48.70 million ($1.09 million) due to reduction in legal costs (d) Rs52.95 million($1.19 million) in other costs including ESOP amortisation and other indirect costs. These decreases are partially offset by an increase of (i) Operating costs by Rs. 167.01 million($3.74 million) on account of commencement of operations and achieving full scale at new facility(ii) Rs.22.61 million($0.51 million) on account of travel expense and (iii) Rs.309.43 million ($6.93 million) in provision for doubtful debts against doubtful debtors and foreign exchange loss.
Depreciation and Amortization expenses: Depreciation and amortization expenses were Rs.685.84 million ($15.36 million) for the year ended March 31, 2011, compared to Rs. 656.78 million for the year ended March 31, 2010, representing an increase of Rs.29.04 million ($0.65 million), or (4.40%). The increase is attributable to an increase of Rs.29.04 million ($0.65 million) in depreciation due to addition of fixed assets.
Impairment loss: In May 2006, the Group acquired travel business for a consideration of US$2.5 million (Rs. 112,220) in cash along with an option to purchase 125,000 shares of Sify Technologies Limited and certain earn out payments aggregating to USD 0.5 million (Rs. 22,444). The assets acquired consist of system software, customer contracts and goodwill which collectively were considered as a cash generating unit (CGU) by management. The said business operates from India and United States.
During the year ended March 31, 2010, triggered by certain adverse market conditions such as decrease in revenue and increase in the cost of services, and other technological matters, the Group tested the carrying value of the above business for impairment. The recoverable amount of these intangibles including goodwill were determined based on the higher of the value in use (using discounted cash flow approach) and fair value less cost to sell. Fair value less cost to sell, being the higher of the two was determined as the recoverable amount of the CGU. Based on this assessment, the carrying value of the CGU was higher than its recoverable amount and as a result of the above, the group has recorded an impairment of the above intangibles including goodwill amounting to Rs 47,269 (US$987) and adjusted the carrying value of these intangibles accordingly. The above impairment relates to online portal services segment.
During the year ended March 2011, due to further decrease in revenue and continued losses in its travel business, the Group has tested the carrying value of the remaining intangibles and the recoverable amount of these intangibles were determined as Nil. Hence an impairment charge was recorded for Rs. 1,857 (US $42) equal to the carrying value of the remaining intangibles.
The above impairment charges relate to online portal services segment.
Net finance income / expense. The net finance expense was Rs.212.92 million ($4.77 million) for the year ended March 31, 2011, compared to an expense of Rs. 265.88 million for the year ended March 31, 2010, representing a decrease of Rs.52.96 million ($1.18 million), or (20.00%). The finance income was Rs 45.70 million ($1.02 million) for the year ended March 31, 2011, compared to Rs.27.99 million for the year ended March 31,2010, representing an increase of Rs.17.71 million $.40 million). The finance expense was Rs.258.62 million ($5.80 million) for the year ended March 31, 2011, compared to Rs.293.87 million for the year ended March 31, 2010, representing a decrease of Rs.35.25 million ($0.79 million). This was caused by lesser utilization of borrowing limits due to availability of cash generated through internal accruals and equity infusion during the year.

Share of profit of investment in associate. The share of profit of investment in associate was Rs.73.03 million ($1.64 million) for the year ended March 31, 2011, compared to Rs.91.14 million for the year ended March 31,2010, representing a decrease of Rs. 18.11 million ($0.41 million), or 19.87%. The decrease was due to unfavorable market conditions for MF Global Sify Securities India Private Limited.
Income tax expense. The income tax was Rs. Nil for the year ended March 31, 2011, compared to benefit of Rs.81.48 million for the year ended March 31, 2010. The benefit for the year ended March 31, 2010 was due to merger of Sify Communications Limited with the company.
Profit. The net loss for fiscal 2011 is Rs.519.49 million ($11.64 million) compared to a net profit of 26.81 million for fiscal 2010 and is attributable to (i) due to one time income from legal settlement amounting to Rs 561 million which was received during the year 2009-10. (ii) an increase in Cost of Goods and Services by 112.89 million ($2.53 million), (iii) an increase of Rs. 29.03 million ($.65 million) in depreciation and amortization, (iv) decrease of Rs.59.09 million ($1.32 million) in other income and
Results of year ended March 31, 2010 compared to year ended March 31, 2009
Revenues. We recognized Rs.6,710.19 million in revenues for the year ended March 31, 2010, as compared to Rs.6,162.16 million for the year ended March 31, 2009, representing an increase of Rs.548.02 million, or 8.89%.
The revenues generated by our corporate network/data services businesses increased by Rs.1030.06 million), or 23.93%, from Rs.4,305.21 million for the year ended March 31, 2009 to Rs.5,335.27 for the year ended March 31,2010. The increase is attributable to increases in (i) Voice revenues of Rs.615.40 million due to increase in ILD services, (ii) Hosting services revenues of Rs.262.74 million as a result of new contracts for new capacities created. (iii) S I revenues of Rs.448.55 million primarily due to launch SI services comprising of “DC Build” services, sizing and supply of hardware to customers (iv) Application services revenues of Rs.50.11 million due to increase in services like web services, Mail management, and online exams. The above increase is offset by a decrease of (i) connectivity revenues of Rs.316.88 million due to decrease in realization on account of bandwidth price reduction, competition (ii) Digital certification services revenues of Rs.23.86 million due to loss of customers and (iii) other services revenues of Rs.6.01 million.
Revenue from Consumer One services comprising of Internet Access services and Online Portal services, has decreased by Rs 460.74 million or 35.29 % from Rs 1,305.51 million for the year ended March 31, 2009 to Rs 844.77 million for the year ended March 31, 2010. This is caused by a drop of Rs 414.27 million or 36.72% in the revenue from our Internet Access services and by Rs.46.47 million or 26.21% in revenue from Portal services.
Our Internet Access services accounted for Rs.713.93 million of revenues for the year ended March 31, 2010, as compared to Rs. 1,128.20 million for the year ended March 31, 2009, representing a decrease of Rs.414.27 million), or 36.72% Such decrease is primarily on account of (i) decrease of Rs.245.21 million in broadband services revenues due to decrease in subscribers of the high speed Internet access to homes decreased by 35.59% during the year, from 165,000 as of March 31, 2009 to 106,000 as of March 31, 2010 (ii) decrease of Rs.134.23 million in cybercafé revenues due to closure of active cybercafés caused by unexpected rent increases in the recent years incurred by the franchisees for cybercafe premises, during the course of the year, the number of active cybercafés decreased from 1791 to 1,227 as of March 31, 2010 (iii) decrease of Rs.26.5 million in voice revenues due to price reductions offered to our customers to retain the existing customers and/or attract new customers to combat competition and (iv) decrease of Rs.8.32 million from Internet Access other services.
Our Online portal and content offerings division accounted for Rs.130.84 million of revenues for the year ended March 31, 2010, as compared to Rs. 177.31 million for the year ended March 31, 2009, representing a decrease of Rs.46.47 million, or 26.21%. This decrease was on account of (i) a drop by Rs24.70 million caused by a conscious reduction in corporate orders and (ii) a decrease of Rs.23.30 million in revenues from advertisement. The above decrease is partially offset by increase of Rs.1.53 million in revenues from travel services.
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
Revenues from our other businesses decreased by Rs.21.29 million to Rs 530.15 million for the year ended March 31, 2010 from Rs 551.44 million or 3.86 % for the year ended March 31, 2009. This is driven by Rs 43.92 million or 17.91% increase in the revenue from our IMS services and Rs.65.21 million or 21.30% decrease in the revenue from our E-learning services. The increase in IMS services is on account of new customer and increased engagement from the existing customers. The decrease in e learning is on account of deferred decisions on projects by U.S based customers.

Other income. Other income was Rs.131.79 million for the year ended March 31, 2010, compared to Rs. 89.10 million for the year ended March 31,2009, representing an increase of Rs.42.69 million or 47.9% mainly on account of increase in income derived from duty credit entitlements under the “Served from India Scheme” (issued by the Government of India) in respect of the foreign exchange earnings from export of services. Increase in duty credit entitlement is primarily on account of increase in export revenues during the current year as compared to the previous year ended March 31, 2009.
Income from legal settlement. During the year, the Company received Rs 561,120 in connection with settlement of legal matters. The said receipt has been recorded as income from legal settlement in the consolidated statement of income during the year ended March 31, 2010.
Cost of goods sold and services rendered. Cost of goods sold and services rendered was Rs.4,096.54 million for the year ended March 31, 2010, compared to Rs. 3613.35 million for the year ended March 31, 2009, representing an increase of Rs.483.19 million, or 13.37%. This increase was due to (i) a Rs.603.39 million increase in carrier cost and interconnect charges payable to carriers, (ii) a Rs.356.60 million increase in Cost of hardware purchase These increases have been partly offset by a (i) decrease of Rs.265.40 million in bandwidth costs, (ii) a Rs.177.74 million decrease in revenue share paid to Franchisees, CTO’s and TRAI, (iii) a Rs.64.6 million decrease in directly attributable personnel costs to the technology division, and (iv) a increase of Rs.30.57 million in other costs.
The cost of goods sold and services rendered by our corporate network / data services increased by Rs. 912.32 million from Rs.2,321.84 million for the year ended March 31,2009 to Rs 3,234.15 million for the year ended March 31, 2010, representing an increase of 39.29%, on account of (i) increase of Rs.606.50 million in carrier cost and interconnect charges due to increase in volume of minutes, (ii) increase of Rs.378.13 million in the cost of hardware due to increase in System Integration business, (iii) increase of Rs.48.40 million in other direct costs. These increases have been offset by a decrease of (i) Rs. 122.12 million in bandwidth costs due to price reduction. (ii) Rs.15.29 million) in the revenue share paid to TRAI (iii) Rs.12.24 million in the revenue share payable to alliance partner on account of reduced engagement.
The cost of goods sold and services rendered by our Internet Access services decreased to Rs.569.12 million for the year ended March 31,2010 from Rs.969.64 million for the year ended March 31, 2009, representing a decrease of Rs.400.83 million or 41.31%. The decreases is on account of (i) Rs.150.64 million in the cost of revenue share paid to CTOs and franchisees due to reduction in engagement, (ii) Rs.1.85 million in the cost of revenue share payable to TRAI on account of reduction in revenue (iii) Rs.9.18 million in the Voice termination costs due to a drop in the Voice minutes, (v) Rs.100.13 million on account of appropriate sizing in technology man power, (vi) Rs.131.18 million in bandwidth cost and (vii) Rs.3.69 million in other costs. (viii) Rs.3.85 million in cost of goods sold.
The cost of goods sold and services rendered by our portal business decreased by Rs.20.62 million from Rs.73.16 million for the year ended March 31, 2009 to Rs.52.69 million for the year ended March 31, 2010, representing a decrease 28.19%, due to a decrease of (i) Rs.16.20 million in due to reduction in corporate orders, (ii) Rs.6.14 million on account of reduction in cost of payment gateways, (iv) Rs.6.00 million reduction in bandwidth cost (v) Rs.4.59 million on account of reduction in technology man power. The above decrease is is partially offset by an increase of Rs.3.12 million in the content costs.
The cost of goods sold and services rendered by our “e-learning” and “IMS” services decreased by Rs.8.02 million from Rs.248.67 million for the year ended March 31,2009 to Rs.240.65 million for the year ended March 31, 2010, representing a decrease of 3.22%. The decrease on account of reduction in direct cost of Rs.19.67 million on account of decrease in other direct costs. The above decrease is offset by an increase of Rs.11.65 million on account of additional employees are deployed in projects.
Selling, general and administrative expenses: Selling, general and administrative expenses were Rs.2,482.41 million for the year ended March 31, 2010, compared to Rs. 2,813.42 million for the year ended March 31, 2009, representing a decrease of Rs. 331.01 million or 11.77%. The decrease is primarily on account of decrease in (a) manpower costs by Rs. 242.52 million due to manpower right sizing (b) facilities and other indirect expenses by Rs. 39.08 million due to optimization and integration of offices (c) marketing and selling expenses by Rs 125.76 million on account of cost effective marketing activities (d) legal and professional expenses by Rs 68.67 million due to reduction in legal costs (e) Rs.234.95 million in other costs including travel, contract payments and other indirect costs. These increase is partially offset by an increase of (i) Operating costs by Rs. 196.42 million on account of an expansion to more locations, New Data Center facilities created in Mumbai (ii) Rs.11.95 million foreign exchange loss on account of rupee depreciation,(iii) Rs.37.64 million in provision for doubtful debts against doubtful debtors.

Depreciation and Amortization expenses: Depreciation and amortization expenses were Rs.656.78 million for the year ended March 31,2010, compared to Rs.498.87 million for the year ended March 31,2009, representing an increase of Rs.157.91 million, or (31.65%). The increase is attributable to an increase of Rs.151.08 million in depreciation due to addition of fixed assets as well as an increase of Rs.20 million in amortization expense due to addition of system software.
Impairment loss: In May 2006, the Group acquired travel business for a consideration of US$2.5 million (Rs. 112,220) in cash along with an option to purchase 125,000 shares of Sify Technologies Limited and certain earn out payments aggregating to USD 0.5 million (Rs. 22,444). The assets acquired consist of system software, customer contracts and goodwill which collectively were considered as a cash generating unit (CGU) by management. The said business operates from India and United States.
During the year ended March 31, 2010, triggered by certain adverse market conditions such as decrease in revenue and increase in the cost of services, and other technological matters, the Group tested the carrying value of the above business for impairment. The recoverable amount of these intangibles including goodwill were determined based on the higher of the value in use (using discounted cash flow approach) and fair value less cost to sell. Fair value less cost to sell, being the higher of the two was determined as the recoverable amount of the CGU. Based on this assessment, the carrying value of the CGU was higher than its recoverable amount and as a result of the above, the group has recorded an impairment of the above intangibles including goodwill amounting to Rs 47,269 and adjusted the carrying value of these intangibles accordingly. The above impairment relates to online portal services segment.
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
Net finance income. The net finance expenses was Rs.265.88 million for the year ended March 31, 2010, compared to an expense of Rs.129.10 million for the year ended March 31, 2009, representing a increase of Rs.136.78 million, or (106.00%). The finance income was Rs.27.99 million for the year ended March 31, 2010, compared to Rs.122.57 million for the year ended March 31,2008, representing a decrease of Rs.94.58 million caused by closure of bank deposits. The finance expense was Rs.293.87 million for the year ended March 31, 2010, compared to Rs.251.66 million for the year ended March 31, 2009, representing an increase of Rs.42.21 million caused by an increase in interest and bank charges on account of increased borrowings, and renewal / additional fund based working capital facilities and non-fund based limits.
Share of profit of investment in associate. The share of profit of investment in associate was Rs.91.14 million for the year ended March 31, 2010, compared to Rs.64.09 million for the year ended March 31,2009, representing a increase of Rs. 27.05 million, or 42%. The increase was due to better financial performance of MF Global Sify Securities India Private Limited during the year.
Income tax expense. The income tax benefit was Rs.81.48 million for the year ended March 31, 2010, compared to expense of Rs. 97.05 million for the year ended March 31, 2009 due to merger of Sify Communications Limited (erstwhile subsidiary) with the company.
Profit. The net profit for fiscal 2010 is Rs.26.81 million compared to a net loss of Rs.851.63 million for fiscal 2009 and is attributable to (i) an decrease of Rs.331.01 million in selling, general and administrative expenses, (ii) an increase of Rs. 189.99 million in depreciation/amortization/impairment expenses, (iii) a increase of Rs.136.78 million from net finance expenses, (iv) a increase of Rs.27.05 million from the share of profit of equity accounted investee, (v) Income tax credit of Rs 81.48 million due to merger of Sify Communication Limited as against an income tax expenses of Rs. 97.05 million during the previous year and (vi) one time legal settlement of Rs 561.12 million.

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
Our Internet Access services accounted for Rs.1,128.18 million of revenues for the year ended March 31, 2009, as compared to Rs.1,545.23 million for the year ended March 31, 2008, representing a decrease of Rs.417.04 million or 26.99% Such decrease is primarily on account of (i) decrease of Rs.163.25 million in broadband services revenues due to decrease in subscribers (ii) decrease of Rs.190.48 million in cybercafe revenues due to closure of active cybercafés caused by unexpected rent increases in the current year incurred by the franchisees for cybercafe premises and economic slow down, (iii) decrease of Rs.49.70 million in voice revenues due to price reductions offered to our customers to retain the existing customers and/or attract new customers to combat competition and (iv) decrease of Rs.13.61 million from Internet Access other services.
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
The cost of goods sold and services rendered by our corporate network / data services increased by Rs.258.91 million from Rs.2,062.92 million for the year ended March 31,2008 to Rs.2,321.83 million for the year ended March 31, 2009, representing an increase of 12.55%, on account of (i) increase of Rs.156.92 million in carrier cost and interconnect charges due to increase in volume of business (ii) increase of Rs. 75.50 million in bandwidth costs due to increase in usage, (iii) increase of Rs.126.22 million in the employee cost due to increase in the number of employees deployed for domestic projects, (iv) increase of Rs.16.55 million in the revenue share paid to TRAI,(v) increase of Rs.44.12 million in the cost of software due to proportional increase in the sales of Sify secure, (vi) increase of Rs.11.01 million in the cost of hardware due to proportional increase in the sales of application services, (vii) increase of Rs.10.65 million in the royalty amount paid to Verisign due to increase in business and (viii) increase of Rs.2.75 million in the cost of site development. These increases have been offset by a decrease of (a) Rs. 119.42 million in the cost of hardware purchased for connectivity business due to slump in the business, (b) Rs.32.07 million in the cost of safedox (a tool to secure data) purchased due to reduced market requirements, (c) Rs.18.51 million in the revenue share paid to Power Grid Corporation of India Limited (PGCIL) due to reduction in the business (d) Rs.2.72 million in the cost of hardware incurred towards hosting business and (e) Rs. 12.09 million from others.
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
Selling, general and administrative expenses: Selling, general and administrative expenses were Rs.2,813.42 million for the year ended March 31, 2009, compared to Rs.2,434.72 million for the year ended March 31, 2008, representing an increase of Rs. 378.70 million or 15.55%. The increase is primarily on account of increase in (a) manpower costs by Rs. 178.26 million due to annual wage increases given to the employees (b) facilities and other indirect expenses by Rs. 131.06 million due to increase in number of offices and increase in rent and maintenance charges for the existing offices, (c) Operating costs by Rs. 124.43 million on account of an increase in the size of operations in Network and DC services (d) marketing expenses by Rs 76.49 million on account of enlarged marketing efforts undertaken in connection with brand logo change and (e) Rs.28.74 million in other costs. This increase is partially offset by a reduction of (i) Rs.36.00 million in legal expenses, (ii) Rs.5.67 million in selling expenses, (iii) Rs.23.62 million in contracts payments, (iv) Rs.54.33 million foreign exchange loss on account of covering of forward contracts caused by significant rupee depreciation,(v) Rs.40.65 million in provision for doubtful debts.

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
Liquidity and capital resources
The following table summarizes our statements of cash flows for the periods presented:

	2011	2010	2009	2011
	Rs. In ‘000	Rs. in ‘000	Rs. in ‘000	US $ in ‘000
Profit / (loss) before tax	(519,492)	26,813	(851,633)	(11,635)

Other adjustments for non-cash items	1,000,310	952,486	856,486	22,404
Income taxes paid	(42,440)	(164,455)	(108,560)	(951)
Net decrease (increase) in working capital	(213,019)	(55,042)	(258,173)	(4,771)
Net cash from / (used in) operating activities	225,359	759,802	(371,556)	5,047
Net cash from / (used in) investing activities	(730,650)	(896,683)	(1,174,156)	(16,363)
Net cash from / (used in) financing activities	551,700	(354,486)	968,797	12,356
Effect of exchange rate changes on cash and cash equivalents	(627)	(2,934)	945	(14)
Net increase / (decrease) in cash and cash equivalents	46,409	(491,367)	(576,920)	1,039

Our growth has been financed largely by cash generated from operations and bank borrowings and, to a lesser extent, from the proceeds from the issuance of equity.
As of March 31, 2011, we had a cash and cash equivalents of Rs.(135.80) million ($3.04 million), including a negative working capital of Rs.36.35 million ($0.81 million), cash and bank balances of Rs.543.09 million ($12.16 million), and bank borrowings of Rs.1,298.41 million ($29.08 million). Based on the projected cash flows, available lines of credit and promoter group capital infusion, we will have sufficient resources to meet capital expenditure needs and working capital requirements over the course of the next 12 months.
On October 22, 2010, the company entered into a subscription agreement with Mr Ananda Raju Vegesna, acting as representative (the “Representative”) of the purchasers in connection with the offering. Pursuant to the terms of this subscription agreement, the company issued and allotted 125,000,000 equity shares to an entity affiliated and controlled by Raju Vegesna, our Chief Executive Officer. In accordance with Indian law, the purchase price is to be paid at such time as determined by Board of Directors of the company. During the fiscal year 2011, the Company received an aggregate of Rs. 1000 million, or $US 22.40 million, in connection with this private placement. A further sum of Rs.1000 million has been received in August 2011, resulting in an aggregate of Rs 2000 million receipt till date. Although all 125,000,000 shares are deemed issued and outstanding, the unpaid portion of the equity shares issued pursuant to the subscription agreement do not have any voting rights and are not entitled to dividends, if declared. As of the date of this Annual Report, Mr. Vegesna has paid for half of the shares of the subscription. The Board of Directors has the sole discretion as to the timing to require Mr. Vegesna to pay the balance of the subscription price.
The balance of the proceeds from the sale of the equity shares to our promoter group, or Rs. 2,000 million ($44.79 million), will take place in tranches over the next two years as per our funding requirements. See note 42 in the notes to the financial statements included with this Annual Report.
Our principal sources of liquidity are our borrowings from banks. Our cash and cash equivalents comprise of cash and bank deposits. The restricted cash balance Rs.84.54 million ($1.90 million) primarily represents fixed deposits pledged for availing bank borrowings.
Our external sources of credit include facilities sanctioned to us by Indian banks. We have working capital facilities in the form of short term loans, cash credit and overdraft facilities of an aggregate of Rs.1000 million ($22.40 million) of which Rs.171 million ($3.83 million) is unutilized as of March 31, 2011. Further, we were provided non-funded limits of Rs.1350.00 million ($30.23 million) (primarily in the form of bank guarantees and letters of credit) out of which Rs.110.00 million ($4.72 million) remained unutilized as of the reporting date. Our ongoing working capital requirements are significantly affected by the profitability of our operations and we continue to periodically evaluate existing and new sources of liquidity and financing.
We are taking steps to improve the cash position to meet our currently known requirements at least over the next twelve months. In light of the highly dynamic nature of our business, however, we cannot assure you that our capital requirements and sources will not change significantly in the future.
Net cash generated from operating activities for the year ended March 31, 2011 was Rs.225.36 million ($5.05 million). This is mainly attributable to cash generated during the year and partially offset by increase in trade and other receivables by Rs.153.56 million ($3.44 million) and increase in other assets by Rs.34.08 million ($0.76 million) and decrease in trade and other payables by Rs.30.36 ($0.68 million).
Net cash generated from operating activities for the year ended March 31, 2010 was Rs.759.80 million. This is mainly attributable to one time legal settlement amounting to Rs.561.12 million, increase in trade and other receivables by Rs.585.80 million, decrease in inventories by Rs.17.60 million, increase in other assets by Rs.64.11 million, Increase in trade and other payables by Rs.517.48 million, decrease in employee benefits by Rs.3.98 million and increase in deferred revenue by Rs 63.72 million.
Net cash used in operating activities for the year ended March 31, 2009 was Rs.371.55 million. This is mainly attributable to increase in trade and other receivables by Rs.314.35 million, increase in inventories by Rs.1.33 million, decrease in other assets by Rs.224.62 million, decrease in trade and other payables by Rs.171.26 million, increase in employee benefits by Rs.17.70 million and decrease in deferred revenue by Rs13.55 million.
Net cash used in investing activities for the year ended March 31, 2011 was Rs.730.65 million ($16.36 million) primarily on account of advance paid for purchase of ordinary shares in Hermit Projects Private Limited amounting to Rs.400 million ($8.96 million) (Refer note 37 to the consolidated financial statement) and purchase of routers, modems, ports, servers, other capital equipments for our ongoing expansion plans. and advance payments towards undersea cable arrangement with EIG amounting to Rs.395 million ($8.85 million). The increase was partly offset by increase in finance income by Rs.61.67 million ($1.38 million).

Net cash used in investing activities for the year ended March 31, 2010 was Rs.896.68 million primarily on account of purchase of routers, modems, ports, servers, other capital equipments for our ongoing expansion plans. and advance payments towards undersea cable arrangement with EIG.
Net cash used in investing activities for the year ended March 31, 2009 was Rs.1,174.16 million primarily on account of purchase of routers, modems, ports, servers and other capital equipments for 2009 was Rs.1,170.8 million.
Net cash generated from financing activities for fiscal year 2011 was Rs.551.70 million ($12.36 million) mainly on account of capital infusion from promoter group amounting to Rs.1,000 million ($22.40 million). This was partly offset by decrease in bank borrowings and servicing of borrowings by Rs.397.13 ($8.89 million).
Net cash used by financing activities for fiscal year 2010 was Rs.354.49 million mainly on account of servicing borrowings from banks and increase in payment on account of lease financing of capital and other purchases.
Net cash provided by financing activities for fiscal year 2009 was Rs.968.80 million on account of increase in borrowings from banks.
Capital expenditure
We incurred Rs.795 million ($17.81 million) towards capital expenditure for the year ended March 31, 2011. We anticipate incurring further expenditure during the current fiscal of approximately Rs. 1150 million (US$25.76 million) mainly on data centers and payment for undersea cable arrangement. This will be funded out of internal accruals, capital infusion from promoter group and through low cost debts like lease financing by strategic vendors.
Research and development
The Company does not have research and development activities and has also not undertaken any sponsored research and development activities.
Trends
The information is set forth under the caption ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’ — ‘Operating and Financial review and Prospects’.
Off-balance sheet arrangements
We have not entered into any off-balance sheet arrangements as defined by SEC Final Rule 67 (FR-67), “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations”.
Contractual obligations
Set forth below are our contractual obligations as of March 31, 2011:

Payments due by period (Rs 000s)
		Less			More than 5
Contractual Obligations	Total	than 1 year	1-3 years	3-5 years	years
Long Term Debt Obligations	262,609	—	230,205	32,404	—
Short Term Borrowings	1,035,803	1,035,803	—	—	—
Finance Lease Obligations	188,253	60,507	110,986	16,760	—
Non-cancellable Operating Lease obligations	1,884,544	105,693	220,433	368,541	1,189,877
Europe India Gateway Obligations	65,813	65,813	—	—	—
Purchase Obligations	521,562	521,562	—	—	—

Total	3,958,584	1,789,378	561,624	417,705	1,189,877

Recent Accounting Pronouncements
In November 2009, the IASB issued IFRS 9, “Financial instruments”, to introduce certain new requirements for classifying and measuring financial assets. IFRS 9 divides all financial assets that are currently in the scope of IAS 39 into two classifications — those measured at amortized cost and those measured at fair value. The standard along with proposed expansion of IFRS 9 for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment, and hedge accounting will be applicable for annual periods beginning on or after January 1, 2013, although entities are permitted to adopt earlier. We are evaluating the impact which this new standard will have on our consolidated financial statements.
In November 2009, the IASB issued IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments”, to introduce requirements when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares and other equity instruments to settle the financial liability fully or partially. This Interpretation is effective for annual periods beginning on or after July 1, 2010.
In May 2011, the IASB issued new standards and amendments on consolidated financial statements and joint arrangements. The following are new standards and amendments:
•	IFRS 10, “Consolidated financial statements”.

•	IFRS 11, “Joint arrangements”.

•	IFRS 12, “Disclosure of interests in other entities”.

•	IAS 27 (Revised 2011), “Consolidated and separate financial statements”, which has been amended for the issuance of IFRS 10 but retains the current guidance on separate financial statements.

•	IAS 28 (Revised 2011), “Investments in associates”, which has been amended for conforming changes on the basis of the issuance of IFRS 10 and IFRS 11.
All the standards mentioned above are effective for annual periods beginning on or after January 1, 2013; earlier application is permitted as long as each of the other standards in this group is also early applied. We are in the process of determining the impact of these amendments on our consolidated financial statements.
On June 16, 2011, the IASB issued an amendment to IAS-19 “Employee benefits”, which amended the standard as follows:
•
requires recognition of changes in the net defined benefit liability/(asset), including immediate recognition of defined benefit cost, disaggregation of defined benefit cost into components, recognition of re-measurements in other comprehensive income, plan amendments, curtailments and settlements.

•	introduced enhanced disclosures about defined benefit plans.

•
modified accounting for termination benefits, including distinguishing benefits provided in exchange for services from benefits provided in exchange for the termination of employment, and it affected the recognition and measurement of termination benefits.

•
provided clarification regarding various issues, including the classification of employee benefits, current estimates of mortality rates, tax and administration costs and risk-sharing and conditional indexation features.

•	incorporated, without change, the IFRS Interpretations Committee’s requirements set forth in IFRIC 14 “IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”.
These amendments are effective for annual periods beginning on or after January 1, 2013; earlier application is permitted. The Group is in the process of determining the impact of these amendments on our consolidated financial statements.
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
Revenue Recognition
Various streams of revenue are described below:
•	Corporate network/data services, which provides Internet, connectivity, security and consulting, hosting, voice and managed service solutions;

•	Internet access services, from homes and through cybercafés (e-ports);

•	Online portal services and content offerings; and

•	Other services such as development of e-learning software
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
Corporate network service revenues primarily include NLD/ILD connectivity services and sale of hardware and software (purchased from third party vendors), and to a lesser extent, installation of a connectivity link, and other ancillary services such as e-mail and domain registration. Generally these elements are sold as a package consisting all or some of the elements. In these cases the Group applies the recognition criteria to the separately identifiable components of a single transaction in order to reflect the substance of the transaction with different revenue allocations for each component. These multiple element arrangements are recognised as separable elements because each element constitutes a separate earnings process, each element has a fair value that is reliable, verifiable and objectively determinable, and the undelivered element is not essential to functionality of the delivered elements. In this arrangement involving delivery of multiple elements, the units of accounting are determined based on whether the delivered items have a value to the customer on a standalone basis, whether there is objective and reliable evidence of fair value of the undelivered elements and if the arrangement includes a general right of return relative to the delivered item, whether delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Group. The arrangement consideration is allocated to the units of accounting based on their relative fair values. Revenue on delivered items is recognised when the revenue recognition criteria applicable to that unit of accounting are met.
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

Web hosting service revenues primarily include co-location services on demand and cloud offerings.. On occasions, the Group also sells related hardware/software to its web hosting customers. At all times, such hardware and software belongs to the customer. This hardware as well as software are purchased from outside vendors and are freely traded in the market. The Group treats each element as a separate component of the arrangement which have separate earnings process. The value of the hosting service is determined based on fair value from similar services provided separately by the Group. When hardware and/or software is also included with hosting services and sold as a package, the revenue is allocated to the respective element based on their relative fair values. Revenue from hosting services is recognised over the period during which the service is provided.
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
We started generating revenues from construction contracts. Contract revenue includes the initial amount agreed in the contract plus any variations in contract work, claims and incentive payments, to the extent that it is probable that they will result in revenue and can be measured reliably. As soon as the outcome of a construction contract can be estimated reliably, contract revenue is recognised in profit or loss in proportion to the stage of completion of the contract. Contract expenses are recognised as incurred unless they create an asset related to future contract activity. The stage of completion is assessed by reference to the cost incurred till date to the total estimated costs. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred that are likely to be recoverable. An expected loss on a contract is recognised immediately in Statement of Income.
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
VoIP services are mainly provided through Internet Telephony Booths at e-ports (formerly iway’s) cybercafés and to a smaller extent through Cable TV operators, (CTOs). The user purchases the packs that enable them to use the Internet telephone facility through CTOs and revenue is recognised on the basis of usage by the customer. The customers use Internet telephony facilities at the e-port cybercafés and make the payment to the extent of usage of the facility.
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

Allowance for accounts receivable
The receivables primarily constitute dues from corporate connectivity, portals and other services. We maintain allowances for doubtful accounts receivable for estimated losses resulting from the inability of our customers to make contractually agreed payments. We also make allowances for a specific account receivables if the facts and circumstances indicate that such account receivable is unlikely to be collected.
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
Deferred taxation arising on investments in subsidiaries and associates is recognised except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred taxation arising on the temporary differences arising out of undistributed earnings of the equity method accounted investee is recorded based on the management’s intention. If the intention is to realise the undistributed earnings through sale, deferred tax is measured at the capital gains tax rates that are expected to be applied to temporary differences when they reverse. However, when the intention is to realise the undistributed earnings through dividend, the Group’s share of the income and expenses of the equity method accounted investee is recorded in the statement of income, after considering any taxes on dividend payable by the equity method accounted investee and no deferred tax is set up in the Group’s books as the tax liability is not with the group.

Item 6. Directors, Senior Management and Employees
Directors and Executive Officers
The following table sets forth the name, age and position of each director and senior management executive officer of our Company as of March 31, 2011:

Name	Age	Designation
Raju Vegesna	51	Chairman, CEO and Managing Director
Ananda Raju Vegesna	51	Executive Director
C B Mouli (1)	64	Director, Chairman & Financial Expert of Audit Committee
S K Rao (1) (2) (3)	67	Director
T H Chowdary (2) (3)	79	Director & Chairman of Compensation & Nominating Committees
P S Raju (2)	57	Director
S R Sukumara (1) (2) (3)	66	Director
M P Vijay Kumar	41	Chief Financial Officer
C V S Suri	51	Chief Operating Officer
Pijush Kanti Das (4)	57	President - Corporate Affairs
Natesh Mani	51	President - Consumer Infrastructure Business
Baskar R Sayyaparaju	44	President - International Business
Venkata Rao Mallineni	43	Head- Software Services
Pranesh Babu	45	Chief Technology Officer
C R Rao	51	Vice President - Head HR & Administration

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating Committee.

(4)	Resigned as of May 27, 2011.

Raju Vegesna, Chairman, CEO and Managing Director, has served as a Director of our Company since November 2005. He was appointed as the Chief Executive Officer and Managing Director of the Company effective July 18, 2006. Mr. Vegesna is a Silicon Valley entrepreneur who founded several leading edge technology companies, including Server Works Corporation, acquired by Broadcom in 2001. After that acquisition and he had a brief stint with Broadcom. He holds a BS in Electrical Engineering from the University of Bangalore and holds an MS in Computer Engineering from Wayne State University, USA, and holds several patents in Microprocessor and Multiprocessor technology. He is also a Director of Server Engines LLC, Nulife Corp, USA.and Raju Vegesna Infotech & Industries Private Limited.
Mr Ananda Raju Vegesna, brother of Mr Raju Vegesna, Chairman and Managing Director, has served as an Executive Director of our Company since June 2007. He is the Managing Director of Infinity Satcom Universal Private Limited and a Director of Village Inns (India) Limited, Raju Vegesna Infotech & Industries Limited and Server Engines India (Private) Limited.
C.B. Mouli has served as a Director of our Company since July 2005. Mr. Mouli is a member of the Institute of Chartered Accountants of India and also holds a Bachelor of Law Degree. Mr Mouli, a partner of C.B. Mouli & Associates, a Chartered Accountants firm. He is a Director of Taj GVK Hotels & Resorts Limited and Ammana Bio Pharma Limited.
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
T.H. Chowdary has served as a Director of our Company since February 1996. Dr. Chowdary retired as the Chief Executive Officer of VSNL. He has held key positions in the ITU, Intelsat and other international telecommunications organizations during the course of his career, and was involved in the establishment of the Centre for Telecommunications Management Studies (CTMS) at Hyderabad. Dr. Chowdary is also a director in Soft Solutions India Limited, Energy Leader Batteries India Limited and Tera Software Limited.
P. S. Raju has served as a Director of our Company since February 2006. Mr P S Raju is a member of the Institute of Chartered Accountants of India. Mr Raju is an independent practising Chartered Accountant. He is also a Director of Suryashakti Agro Tech Private Limited and Suryashakti Polypack Private Limited.
Mr S R Sukumara has served as a Director of our Company since January 2007. Prior to joining the Company, Mr. Sukumara was the Director General of Police with the Indian Police Service and served 36 years in the Police Department. Presently, he is practicing as a Consultant.
M P Vijay Kumar has served as Chief Financial Officer since October 2007 and has over 15 years of experience in corporate audits, financial/management consulting, legal advisory services, management audit and investment banking. He is a Chartered Accountant and a Fellow Member of the Institute of Chartered Accountants of India, Fellow Member of the Institute of Company Secretaries of India and Associate member of the Institute of Cost and Works Accountants of India.
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
Baskar R Sayyaparaju has been in service since August 2006 and presently designated as President International Business. He handles broad experience across infrastructure operations, network management, process development, application development/deployment, database management, website operations, desktop support operations and data center management. Mr. Bhaskar has an M.S in Computer Science from Alabama A&M University.

Venkata Rao Mallineni has been in service since September 2006 and presently designated as Head Software Services. He has more than 15 years of experience in IT and Communications He is a Graduate in Engineering in Industrial Products and also a Post Graduate in Technology.
Pranesh Babu has been in service since October 2000 and presently designated as Chief Technology Officer. Currently, responsible for strategizing the Core Network and Access network Engineering and developing Services, Pranesh has been a key contributor in Sify’s Network expansion and in developing Network services for Enterprise and Retail Customers. With over 21 years of experience in the Telecom/Service provider industry and having handled diverse responsibilities, including projects, service delivery and engineering.
C R Rao has served as Vice President — Head HR & Administration since March 2009. He is a Graduate in Commerce and Law and also holds an MBA. He comes with an overall experience of 21 years with around 16 years of rich experience in Strategic Planning and Operations Management. Prior to joining Sify, he was with GSA Lufthansa as Vice President, responsible for Tamil Nadu and Andhra Pradesh. His key responsibilities included Strategic Planning, Business Development, Sales and Marketing for the Cargo division.
Infinity Capital Ventures, LP beneficially owned 7.80% of our equity shares as of March 31, 2011. This shareholder is a party to the Subscription Agreement dated November 10, 2005 with our Company. The Subscription Agreement provides that, among other things, the Company shall appoint Mr Raju Vegesna as the Chairman of the Board of Directors, Infinity Capital shall also nominate another person to the Board of Directors and for so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital. In November 2005, Mr Raju Vegesna, a nominee of Infinity Capital Ventures, LP, was appointed as Chairman of our Board of Directors. In February 2006, the Company also appointed Mr. P S Raju as the second nominee of Infinity Capital to the Board of Directors.
We believe Infinity Satcom Universal Private Limited beneficially owned 8.15% of our equity shares as of March 31, 2011. Mr Ananda Raju Vegesna, Executive Director of the Company and brother of Mr Raju Vegesna, is the Director of Infinity Satcom. Infinity Satcom is presently controlled by Mr Raju Vegesna.
Director Compensation
Our Articles of Association provide that each of our directors may receive a sitting fee not exceeding the maximum limits prescribed under the provisions of the Indian Companies Act, 1956. Accordingly, our Directors, other than the Chairman and Managing Director and Executive Director, have been receiving Rs.20,000 for each Board and Committee meeting attended by them, effective October 2005. Mr Raju Vegesna, who is our Chairman, CEO and Managing Director, does not receive any compensation for his service on our Board of Directors. Similarly, Mr Ananda Raju Vegesna, who is employed as our Executive Director, also does not receive any compensation for his service on our Board of Directors. Directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. T. H. Chowdary, a Director of our Company, has been receiving Rs.20,000 per month effective February 1, 2004 for the technical services rendered by him to us, after obtaining requisite Governmental permission for the same.
Officer Compensation
The following table sets forth all compensation paid by us during the fiscal year ended March 31, 2011 to our executive officers

	Summary Compensation Table
	(Rs. Million)
Name	Salary(1)	Bonus

C V S Suri	1.07	—
Bhaskar R Sayyaparaju	6.35	—
M P Vijay Kumar	7.09	—
P J Nath	6.34	—
Natesh Mani	5.10	—
Pijush Kanti Das	2.28	1.05
Venkat Rao Mallineni	3.74	—
Pranesh Babu K	4.06	0.65
C R Rao	3.32	0.49
David Appasamy	0.36	0.03
Ajith K N	0.30	0.02

(1)	Includes provident fund contributions.

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
The Directors (who are not executive officers) are not entitled for any remuneration including any pension, retirement or similar benefit schemes.
The details of our contribution to provident fund in respect of the executive officers are set out below:

Rs. in
Name	million
C V S Suri	0.08
Bhaskar R Sayyaparaju	0.30
M P Vijay Kumar	0.33
P J Nath	0.30
Natesh Mani	0.26
Pijush Kanti Das	0.07
Venkat Rao Mallineni	0.18
Pranesh Babu K	0.16
C R Rao	0.18
David Appasamy	0.01
Ajith K N	0.05
Gratuity expense is determined at an overall Company level based on an actuarial valuation performed by an independent actuary. Thus, the cost for the year ended March 31, 2011 in respect of gratuity and compensated absences towards executive officers of the Company was not separately determined. Gratuity cost relating to such executive officers is not estimated to be material.
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
We have provided for Rs.46.14 million ($1.03 million) towards bonus payable for the year ended March 31, 2011 to employees including executive officers who have achieved the KRAs and KPIs.

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
Each of these Directors (Messrs S.K.Rao, C.B.Mouli, S R Sukumara, T H Chowdary) continue to remain independent in accordance with Nasdaq rules.
The terms of Dr S K Rao expired at our Annual General Meeting held on September 28, 2011 and being eligible, they offered himself for reappointment. The shareholders have reappointed him for his next tenure.
The Company has service contracts with Mr. Raju Vegesna, Chief Executive Officer and Managing Director and Mr. Ananda Raju Vegesna, Executive Director. The Company does not have any service contract with any other Director of the Board of Directors. The service contracts with Mr. Raju Vegesna and Mr. Ananda Raju Vegesna do not provide for any benefits either during or upon termination of employment.
Board Committees
Details relating to Audit, Compensation and Nominating Committees of our board are provided below:
Audit Committee
Our Audit Committee is comprised of three independent directors, as determined under applicable Nasdaq rules. They are:
Mr C B Mouli;
Dr S K Rao; and
Mr S R Sukumara
The primary objective of the audit committee is to monitor and provide effective supervision of our financial reporting process with a view towards ensuring accurate, timely and proper disclosures and the transparency, integrity and quality of financial reporting. Our audit committee oversees the work carried out in the financial reporting process by our management, including the internal auditors and the independent auditor and reviews the processes and safeguards employed by each. In addition, our audit committee has the responsibility of oversight and supervision over our system of internal control over financial reporting, audit process, and process for monitoring the compliance with related laws and regulations. The audit committee recommends to our Board the appointment of our independent registered auditors and approves the scope of both audit and non-audit services. All members of the Audit Committee meet the independence requirements and majority of them meet financial literacy requirements as defined by applicable Nasdaq and SEC rules.
The Audit Committee held six meetings in person during fiscal 2011.
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
The Compensation Committee held four meetings in person during fiscal 2011.
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
No meetings were held during the year 2010-11 as there was no requirement.
The Nominations Committee has adopted a charter.
Employees
As of March 31, 2011, we had 1,950 employees, compared with 1,885 as of March 31, 2010. Of our current employees, 106 are administrative, 358 form our sales and marketing staff, 53 are in product and content development, 1,390 are dedicated to technology and technical support, and 43 are in business process and customer care. None of our employees are represented by a union. We believe that our relationship with our employees is good.
Stock Ownership
The following table sets forth information with respect to the beneficial ownership of our equity shares as of September 30, 2011 by each director and our senior management executives. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

Equity Shares
Beneficially Owned
Beneficial Owner	Number	Percent
Raju Vegesna *(1)	154,011,051	86.30%
T. H. Chowdary	—	—
C B Mouli	—	—
P S Raju	—	—
S K Rao	—	—
S R Sukumara	—	—
C V S Suri	—	—
A “—” indicates no ownership.
(1) All 125,000,000 shares have been allotted to Mr. Vegesna and his affiliated entities, as all shares are issued and outstanding. However, pursuant to Indian law, Mr. Vegesna does not have voting power for the shares until such shares have been fully paid. As of September 30, 2011, the entities affiliated with Mr. Vegesna had paid for 50% of the shares sold pursuant to the subscription agreement described elsewhere in this Annual Report, and his beneficial ownership is approximately 79%. As only 62,500,000 shares have the right to vote at this time, he may only vote those 62,500,000 shares.
Other than the above, none of the executive officers of the Company hold any shares in the Company.

Employee Stock Option Plan
We have an Associate Stock Option Plan, or ASOP, which provides for the grant of options to employees of our Company. The ASOP 2007 was approved by our Board of Directors and our shareholders in September 2007 and 2,000,000 shares were reserved for issuance under the plan. This was in addition to the earlier ASOP Plans of 2000, 2002 and 2005. A total of 5.73 million equity shares are currently reserved for issuance under our ASOP Plans. As of March 31, 2011, we had outstanding an aggregate of 1,078,800 options (net of 81,801 options forfeited by employees) under our ASOP Plans with a weighted average exercise price equal to approximately Rs.146.58 ($3.28) per equity share.
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

Item 7. Major Shareholders and Related Party Transactions
Principal Shareholders
The following table sets forth information with respect to the beneficial ownership of our equity shares as of September 30, 2011 by each person or group of affiliated persons who is known by us based on our review of public filings to beneficially own 5% or more of our equity shares. The table gives effect to equity shares issuable within sixty days upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned. The information below is based on a review of filings made by such persons with the SEC.
Mr Raju Vegesna, the Co-Trustee of the Vegesna Family Trust, which is the owner of Infinity Capital Venture Management LLC, which is the general partner of Infinity Capital Ventures, LP, exercise voting control and dispositive power over the equity shares owned by Infinity Capital Ventures, LP. Mr Raju Vegesna, CEO and MD of our Company, is affiliated with Infinity Capital Ventures, LP.
Infinity Satcom Universal Private Limited is owned and controlled by Mr Raju Vegesna, Managing Director of the Company.
Ramanand Core Investment Company Private Limited is wholly owned subsidiary company of Raju Vegesna Infotech and Industries Private Limited which is owned and controlled by Infinity Satcom Universal Private Limited, which in turn is owned and controlled by Mr Raju Vegesna, Managing Director of the Company.
As of March 31, 2011, entities affiliated with our Chief Executive Officer, Raju Vegesna, beneficially owned approximately 86.30% of our outstanding equity shares, which includes the 125,000,000 shares (partly paid with proportionate voting rights) issued in connection with the private placement described below. This amount includes all of the shares issued in connection with the private placement. However, under Indian Law, shares that have not been fully paid are entitled to voting rights in proportion to the amount paid-up on those shares. As of September 30, 2011, the entities affiliated with Mr. Vegesna had paid for 50% of the shares sold pursuant to the subscription agreement described elsewhere in this Annual Report, and his beneficial ownership is approximately 79%.

	Equity Shares
	Beneficially owned
Shareholder	Number	Percent
Infinity Capital Ventures, LP, 11601 Wilshire Boulevard, Suite 1900, Los Angeles, CA 90025	13,902,860	7.79
Vegesna Family Trust, LP, 11601 Wilshire Boulevard, Suite 1900, Los Angeles, CA, 90025	578,191	0.32
Infinity Satcom Universal Private Limited, Visakhapatnam	14,530,000	8.14
Ramanand Core Investment Company Private Limited, Visakhapatnam	125,000,000	70.05

Details of significant change in the percentage ownership held by the major shareholders:

	2008-09		2009-10		2010-11
Name of the shareholder	No. of shares	%	No. of shares	%	No. of shares	%
Infinity Capital Ventures, LP, USA	17,902,860	41.81	13,902,860	26.06	13,902,860	7.80
Vegesna Family Trust, USA	578,191	1.35	578,191	1.08	578,191	0.38
Infinity Satcom Universal Private Limited	—	—	14,530,000	27.24	14,530,000	8.15
Ramanand Core Investment Company Private Limited	—	—	—	—	125,000,000	70.09
Reference is drawn to note 42 to the Consolidated Financial Statement as regards the shareholding of M/s Ramanand Core Investment Company Private Limited. As on date, these shares are partly paid up to the extent of 50% of the face value and hence carry voting rights proportionate to the paid-up value of these shares.
The Company has not issued any shares having differential voting rights and hence the Company’s major shareholders do not have differential voting rights, except for proportionate voting rights on the partly paid up shares.
United States Shareholders
As of March 31, 2011, 38,820,846 of our ADSs were held in the United States and we had approximately 20,574 shareholders in the United States. Each ADS represents one equity share.
Host country Shareholders
As on March 31, 2011, 139,530,652 of our equity shares were held in India and we had 23 shareholders on record in India. Each equity share has a par value of Rs.10/- each. Of the above, 125,000,000 shares were partly paid-up to the extent of Rs. 2.50 per share.
Control of Registrant
Based on our review of filings made with the SEC, we believe Infinity Capital Ventures, LP beneficially owned 7.80% of our equity shares as of March 31, 2011. This shareholder is a party to the Subscription Agreement dated November 10, 2005 with our Company. The Subscription Agreement provides that, among other things, the Company shall appoint Mr Raju Vegesna as the Chairman of the Board of Directors, Infinity Capital shall also nominate another person to the Board of Directors and for so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital. In November 2005, Mr Raju Vegesna, a nominee of Infinity Capital Ventures, LP, was appointed as Chairman of our Board of Directors. In February 2006, the Company also appointed Mr. P S Raju as the second nominee of Infinity Capital to the Board of Directors.
Infinity Satcom Universal Private Limited, India also beneficially owned 8.15% of our equity shares as of March 31, 2011.
As of March 31, 2011, entities affiliated with our Chief Executive Officer, Raju Vegesna, beneficially owned approximately 86.30% of our outstanding equity shares, which includes the 125,000,000 shares issued in connection with the private placement described below.
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

On October 30, 2010, we consummated the issuance and sale of 125,000,000 of our equity shares in a private placement with our promoter group, including an entity affiliated with our Chairman and Chief Executive Officer, Mr Raju Vegesna. See note 42 in the notes to the financial statements in this Annual Report.
Forfeiture of equity shares issued in a private placement
During the year ended March 31, 2008, Sify proposed a scheme of amalgamation to merge Sify Communications Limited (erstwhile subsidiary) with the Company and made applications to the appropriate authorities in India for approval of the proposed scheme of amalgamation with a to take over the IP-VPN services from Sify Communications Limited (erstwhile subsidiary) upon the consummation of the merger. Under the provisions of the local telecom regulations, a Company engaged in the business of providing IP-VPN services was required to maintain Indian shareholding at least 26% of the total paid up share capital of the Company. In order to maintain the Indian shareholding at 26% in Sify consequent to the approval of the proposed scheme of amalgamation, Sify and Infinity Satcom Universal, an Indian entity (the Purchaser) entered into a Subscription Agreement (effective March 24, 2008), whereby the Company agreed to sell, and Infinity agreed to purchase, 12,817,000 equity shares of the Company (herein after referred to as ‘the Share Purchase’), at a per share purchase price of USD $4.46/ — per share (referred to as ‘the Purchased Shares’), equivalent to Rs. 175/- per share in Indian Rupees.
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
Issuance of Equity Shares in private placement to the promoter group:
On October 30, 2010, we consummated the issuance and sale of 125,000,000 of our equity shares in a private placement with our promoter group, including an entity affiliated with our Chairman and Chief Executive Officer, Mr Raju Vegesna. See note 42 in the notes to the financial statements in this Annual Report.

The proceeds from the proposed issue will be utilised for the ongoing capital expenditure and future expansion plans of the Company. As of March 31, 2011, we had received an aggregate of $22.40 million approximately of proceeds from the issuance. Although all 125,000,000 shares are deemed issued and outstanding, the unpaid portion of the equity shares issued pursuant to the subscription agreement do not have any voting rights and are not entitled to dividends, if declared. As of the date of this Annual Report, Mr. Vegesna has paid for half of the shares of the subscription and only has the right to vote 62,500,000 of those shares. The Board of Directors has the sole discretion as to the timing to require Mr. Vegesna to pay the balance of the subscription price.
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
VALS Developers Private Limited (“VALS”) is owned and controlled by Raju Vegesna Infotech & Industries Private Limited, in which Mr. Raju Vegesna, our principal share holder and Chief Executive Officer, was holding 94.66% equity in his personal capacity. During the year ended March 31, 2009, Sify entered into a memorandum of understanding with VALS Developers Private Limited to obtain land and building which is in the process of being constructed on a long term lease. The lease agreement, when final and executed, is expected to have an initial non-cancellable term of 5 years, with a further option for Sify to renew or cancel the lease for the incremental five year terms. In connection with this memorandum of understanding, Sify has paid a security deposit of Rs.125,700 and advance rental of Rs.157,125 to VALS. The security deposit will be refunded at the end of lease term and the advance rental would be adjusted over 15 months from the commencement of lease term. It is customary in India that whenever a premises is taken up on lease for commercial purpose, a rental advance is paid in multiple months of rent (e.g.) 10 months of rent, which shall be refunded at the time of vacating the premises without any interest. On October 30, 2010,with the consent of VALS, the Board of Directors have cancelled the Agreement for Sub lease and has decided to acquire the building along with land directly through acquisition of Pace Info Com Park Private Limited (PACE), an unrelated third party, which is the owner of the land and building for total consideration of Rs.1,140,000. The above deposits would be adjusted against the consideration payable for acquiring the shares of Pace.
The Company has entered has into a lease agreement with Ms Radhika Vegesna, Daughter of Mr Anand Raju Vegesna, Executive Director of the company, to lease the premises owned by her for a period of three years effective June 1, 2010 on a rent of Rs.256 per month and payment of refundable security deposit of Rs.2,558. This arrangement will be automatically renewed for a further period of two blocks of three years with all the terms remaining unchanged. Also refer note 37.
Loans to employees
We provide salary advances to our employees in India who are not executive officers or directors. The annual rate of interest for these loans is 0%. As of March 31, 2011, there were no loans outstanding from any employees.

Item 8. Financial Information
Financial Statements
We have elected to provide financial statements pursuant to Item 18 of Form 20-F. No significant change has occurred since the date of our annual financial statements for fiscal 2010.
Legal Proceedings
(a)
The Group and certain of its officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in the Sify’s initial public offering of American Depositary Shares as defendants. This class action is brought on behalf of a purported class of purchasers of the Sify’s ADSs from the time of the Sify’s Initial Public Offering (“IPO”) in October 1999 through December 2000. The central allegation in this action is that the underwriters in the Sify’s IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased the Sify’s ADSs in the IPO and the aftermarket. The complaint also alleges that Sify violated the United States Federal Securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits.

In July 2002, an omnibus motion to dismiss all complaints against issuers and individual defendants affiliated with issuers was filed by the entire group of issuer defendants in these similar actions. In October 2002, the cases against the Sify’s executive officers who were named as defendants in this action were dismissed without prejudice. In February 2003, the court in this action issued its decision on defendants’ omnibus motion to dismiss. This decision denied the motion to dismiss the Section 11 claim as to Sify and virtually all of the other issuer defendants. The decision also denied the motion to dismiss the Section 10(b) claim as to numerous issuer defendants, including Sify. On June 26, 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against the Sify and over 300 other issuers who went public between 1998 and 2000, announced a proposed settlement with Sify and the other issuer defendants. The proposed settlement provided that the insurers of all settling issuers would guarantee that the plaintiffs recover $1 billion from non-settling defendants, including the investment banks who acted as underwriters in those offerings. In the event that the plaintiffs did not recover $1 billion, the insurers for the settling issuers would make up the difference. This proposed settlement was terminated on June 25, 2007, following the ruling by the United States Court of Appeals for the Second Circuit on December 5, 2006, reversing the District Court’s granting of class certification.

On August 14, 2007, the plaintiffs filed Amended Master Allegations. On September 27, 2007, the Plaintiffs filed a Motion for Class Certification. Defendants filed a Motion to Dismiss the focus cases on November 9, 2007. On March 26, 2008, the Court ruled on the Motion to Dismiss, holding that the plaintiffs had adequately pleaded their Section 10(b) claims against the Issuer Defendants and the Underwriter Defendants in the focus cases. As to the Section 11 claim, the Court dismissed the claims brought by those plaintiffs who sold their securities for a price in excess of the initial offering price, on the grounds that they could not show cognizable damages, and by those who purchased outside the previously certified class period, on the grounds that those claims were time barred. This ruling, while not binding on the Sify’s case, provides guidance to all of the parties involved in this litigation. On October 2, 2008, plaintiffs requested that the class certification motion in the focus cases be withdrawn without prejudice. On October 10, 2008, the Court signed an order granting that request. On April 2, 2009, the parties lodged with the Court a motion for preliminary approval of a proposed settlement between all parties, including Sify and its former officers and directors. The proposed settlement provides the plaintiffs with $586 million in recoveries from all defendants. Under the proposed settlement, the Issuer Defendants collectively would be responsible for $100 million, which would be paid by the Issuers’ insurers, on behalf of the Issuer Defendants and their officers and directors.

Accordingly, any direct financial impact of the proposed settlement is expected to be borne by the Sify’s insurers. On June 12, 2009, the Federal District Court granted preliminary approval of the proposed settlement. On October 6, 2009, the District Court issued an order granting final approval of the settlement. Subsequent to the final approval of Settlement agreement by the District court, there are several notices of appeal filed. Most were filed by the same parties that objected to the settlement in front of the District Court. These will likely be consolidated into a single appeal and briefing schedule will be provided shortly. Any direct financial impact of the preliminary approved settlement is expected to be borne by the Sify’s insurers. Sify believes, the maximum exposure under this settlement is approximately USD 338,983, an amount which it believes is fully recoverable from the it’s insurers.

b)	Proceedings before Department of Telecommunications
(i)	License fees
•
On October 12, 2009 (as later clarified by the DoT), the Department of Telecommunications (‘DOT’) raised a demand on the Company for INR 14 million after correcting the arithmetical error in the Assessment letter.

•	On February 26, 2010 DOT raised a demand on Sify Communications (erstwhile subsidiary merged with this Company) for INR 26 million.

The above demands were made by the DoT on the premise that all amounts of income (whether direct or indirect) including certain items like other income, interest on deposits, gain on foreign exchange fluctuation, profit on sale of assets & provision written back, that have not got anything to do with telecom operations of the Company or arise in connection with the Telecom business of the Company, are to be considered as income for the purpose of calculation of the license fee.

The Company has responded to the above demand notices stating that the above demands are not tenable as the demands were not in accordance with the Telecom Disputes Settlement & Appellate Tribunal (‘TDSAT’) Order, in which Order the TDSAT has clarified in its order that the items of income which are liable for license fee and items of income on which license fees are not liable to be paid. The TDSAT Order however has been challenged and is presently pending before the Supreme Court. Till such time the Supreme Court pronounces its final verdict on this case, the TDSAT Order continues to be in force and the Company currently continues to pay the license fee in accordance with the TDSAT Order. The Company believes that it has adequate legal defenses for these demands and the ultimate outcome of these actions will not have a material adverse effect on the Company.

(ii)
In November 2009, the Company received a demand notice pertaining to the allocation of spectrum in the 3.3-3.4 GHz frequency, from DoT, demanding INR 345 million (US $7.68 million) towards spectrum charges payable from the date of issue of allocation letter for 170 Base Stations. As per the notice, in case no payment is received within 15 days from the date of issue of the notice, then it would be presumed that the Company is no longer interested for the frequency assignments in 3.3-3.4 GHz band.

Whilst the Company received allotment letter for Spectrum in 3.3 GHz band (3303.5/3353.5 MHz) (Total 12 MHz) the Company had neither started any operations in this frequency band nor had applied for any Operating License from DOT/ Wireless Planning Commission (WPC). Sify believes that the obligation to make payment will arise only after obtaining the operating license from DOT/WPC. It also believes that it has adequate legal defence for these demands, as the Company has not yet obtained any operative license, hence such demand is not tenable. Nevertheless, the Company has as a commitment to hold and use the spectrum in the above band has paid INR 11.56 million towards 40 Base Stations and has surrendered the remaining 130 Base Stations. The Company believes that the ultimate outcome of these actions will not have a material adverse effect.

c)
The Group is party to additional legal actions arising in the ordinary course of business. Based on the available information, as at March 31, 2011, Sify believes that it has adequate legal defences for these actions and that the ultimate outcome of these actions will not have a material adverse effect. However in the event of adverse judgement in all these cases, the maximum financial exposure would be Rs 9,051 (March 31, 2010: Rs 9,051).

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
Price History
Our ADSs commenced trading on the Nasdaq Market on October 19, 1999. The tables below set forth, for the periods indicated, high and low trading prices for our ADSs in United States dollars:
Prior Fiscal Years

	High	Low
Fiscal year ended	$	$
March 31, 2011	3.89	1.18
March 31, 2010	1.76	1.59
March 31, 2009	5.30	0.42
March 31, 2008	10.47	4.00
March 31, 2007	14.78	7.43

	High	Low
Fiscal year ended March 31, 2010	$	$
First Quarter	1.74	1.66
Second Quarter	2.26	2.17
Third Quarter	1.75	1.70
Fourth Quarter	1.76	1.59

	High	Low
Fiscal year ended March 31, 2011	$	$
First Quarter	1.91	1.30
Second Quarter	3.22	1.18
Third Quarter	3.05	1.66
Fourth Quarter	3.89	2.12
Most recent six months

	High	Low
Month	Rs.	Rs.
September 2011	5.05	3.99
August 2011	5.67	4.00
July 2011	6.42	3.99
June 2011	5.98	3.86
May 2011	8.04	4.23
April 2011	8.54	3.61

Item 10. Additional Information
Our authorized share capital is Rs. 1800,000,000, divided into 180,000,000 Equity Shares, having a par value Rs.10 per share. As of March 31, 2011, 178,351,498 Equity Shares were issued, outstanding, of which 125,000,000 Equity Shares were partly paid and the balance fully paid, compared to 53,351,498 Equity Shares as of March 31, 2010. During the fiscal year ended March 31, 2011, the Company had issued 125,000,000 equity shares, par value Rs.10 per share to Raju Vegesna Infotech and Industries Private Limited, and entity controlled by Raju Vegesna, in a private placement.
The equity shares are our only class of share capital. Some of the share capital, 24,445,891 shares, is represented by American Depository Shares issued by our Company in accordance with applicable laws and regulations. Our Articles of Association and the Indian Companies Act permit us to issue classes of securities in addition to the equity shares. For the purposes of this annual report, “shareholder” means a shareholder who is registered as a member in the register of members of our Company. The term shareholders and ADSs holders have the same meaning in this annual report since the Indian Companies Act only defines a shareholder.
A total of 5.73 million equity shares are reserved for issuance under our Associate Stock Option Plans (ASOPs). As of March 31, 2011, we had outstanding an aggregate of 841,200, options (net of 81,801 options forfeited by employees) under our ASOP with a weighted average exercise price equal to approximately Rs.146.58 ($3.28) per equity share. The unamortized stock compensation expense related to these grants amounted to Rs 12.71 million as of March 31, 2011.
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
On October 30, 2010, we consummated the issuance and sale of 125,000,000 of our equity shares in a private placement with our promoter group, including an entity affiliated with our Chairman and Chief Executive Officer, Mr Raju Vegesna. These shares carry voting rights proportionate to the amount paid-up on these shares. Further, company has a lien on these shares till the shares are fully paid-up. Also refer note 42 to the consolidated financial statements.
Memorandum and Articles of Association
Set forth below is the material information concerning our share capital and a brief summary of the material provisions of our Articles of Association, Memorandum of Association and the Indian Companies Act, all as currently in effect. The following description of our equity shares and the material provisions of our Articles of Association and Memorandum of Association does not purport to be complete and is qualified in its entirety by our Memorandum of Association and Articles of Association that are incorporated by reference to this Annual Report on Form 20-F.
Objects of Memorandum of Association
The following is a summary of our Objects as set forth in Section 3 of our Memorandum of Association:
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

For additional information, please see “Item 6. Director, Senior Management and Employees — Board Composition,” “-Board Committees” and “-Director Compensation,” and “-Officer Compensation” of this Annual Report on Form 20-F.
Dividends
Under the Indian Companies Act, unless our Board of Directors recommends the payment of a dividend which is then declared by our shareholders in a general meeting, we may not declare a dividend. However, the board is not obliged to recommend a dividend. Similarly, under our Articles of Association and the Indian Companies Act, although the shareholders may, at the annual general meeting, approve a dividend in an amount less than that recommended by the Board of Directors, they cannot increase the amount of the dividend. In India, dividends generally are declared as a percentage of the par value of a Company’s equity shares. The dividend recommended by the Board of Directors, and thereafter declared by the shareholders in general meeting and subject to the limitations described above, is required to be distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the declaration by the shareholders at the annual general meeting. Pursuant to our Articles, our Board of Directors has the discretion to declare and pay interim dividends without shareholder approval. Under the Indian Companies Act, dividends can only be paid in cash to the registered shareholder, the shareholder’s order or the shareholder’s banker’s order, at a record date fixed on or prior to the date of the Annual General Meeting. We must inform the stock exchanges on which our equity shares and ADSs are listed on the record date for determining the shareholders who are entitled to receive dividends.
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
2011 Annual General Meeting
Our Annual General Meeting for the fiscal year 2011 was held on September 28, 2011 at the registered office of our Company, 2nd Floor, Tidel Park, 4 Rajiv Gandhi Salai, Taramani, Chennai 600 113, India.
At the Annual General Meeting, the shareholders have approved the following items:
•	Adopted of audited financials for the year ended March 31, 2011 as per Indian GAAP.

•	Reappointment of Dr S K Rao as director.

•	Appointment of M/s ASA & Associates as statutory auditors in the place of M/s CKS Associates.
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
Disclosure of Ownership Interest
Section 187C of the Indian Companies Act requires holders on record who do not hold beneficial interests in shares of Indian companies to declare to the Company certain details, including the nature of the holder’s interest and details of the beneficial owner. Any person who fails to make the required declaration within 30 days may be liable for a fine of up to Rs. 1,000 for each day the declaration is not made. Any charge, promissory note or other collateral agreement created, executed or entered into with respect to any share by the ostensible owner thereof, or any hypothecation by the ostensible owner of any share, pursuant to which a declaration is required to be made under Section 187C, shall not be enforceable by the beneficial owner or any person claiming through the beneficial owner if such declaration is not made. Failure to comply with Section 187C will not affect the obligation of the Company to register a transfer of shares or to pay any dividends to the registered holder of any shares pursuant to which such declaration has not been made.
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
As per the directive of the Ministry of Corporate Affairs, Government of India, effective fiscal year ended March 31, 2011 onwards, the Company is required to file the audited financials in Extensible Business Reporting Language (XBRL) mode by using XBRL taxonomy.
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
In terms of Master Circular issued in July 2009, in most manufacturing / service sectors do not require prior approval of the FIPB, or the RBI, if the activity of the investee-Company fulfill the conditions prescribed for Automatic Route. These conditions include certain eligibility norms, pricing requirements, subscription in foreign exchange, compliance with the Takeover Code (as described below), and ownership restrictions based on the nature of the foreign investor (as described below). Purchases by foreign investors of ADSs are treated as direct foreign investment in the equity issued by Indian companies for such offerings. Foreign investment up to 74% of our share capital is currently permitted in our industry (telecom industry).

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
Takeover Code
Upon conversion of ADSs into equity shares, a holder of ADSs will be subject to the Takeover Code as prescribed by the Securities and Exchange Board of India.
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
Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, Every purchaser who acquires (directly or indirectly) more than 5% of the equity share capital at any point of time (the aggregate of the existing shares and the newly acquired shares) of a Listed Public Indian Company, is required to notify the Company within four days of such acquisition or receipt of allotment information and the Company in turn is required to notify all the stock exchanges on which the shares of the Company are listed with seven days.
Any purchaser whose proposed acquisition entitled him to hold 15% (the aggregate of the existing shares and the newly acquired shares) or more of such shares or a change in control of the Company, either by himself or with others acting in concert is required to make annual disclosures of the purchaser’s holdings in the Company and to make an Open Offer to the other Shareholders offering to purchase at least 20% of all the outstanding shares of the Company at a minimum offer price as determined pursuant to the provisions of the regulations. A purchaser who holds between 15% and 75% of a Company’s shares cannot acquire additional shares or voting rights that would entitle the purchaser to exercise an additional 5.% of the voting rights in any 12 month period unless such purchaser makes a public announcement offering to acquire an additional 20% of the Company’s shares. Upon conversion of ADSs into equity shares, an ADS holder will be subject to the Takeover Code. The Takeover Code does not apply to purchases involving the acquisition of shares (i) by allotment in a public and rights issue, (ii) pursuant to an underwriting agreement, (iii) by registered stockbrokers in the ordinary course of business on behalf of customers, (iv) in unlisted companies, (v) pursuant to a scheme of reconstruction or amalgamation or (vi) pursuant to a scheme under Section 18 of the Sick Industrial Companies (Special Provisions) Act, 1985. The Takeover Code does not apply to purchases in the ordinary course of business by public financial institutions either on their own account or as a pledgee. In addition, the Takeover Code does not apply to the purchase of ADSs so long as they are not converted into equity shares. However, since we are an unlisted Company, the provisions of the new regulations will not apply to us. If our shares are listed on an Indian stock exchange in the future, the new regulations will apply to the holders of our ADSs.
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
Taxation
Indian Taxation
General. The following relates to the principal Indian tax consequences for holders of ADSs and equity shares received upon withdrawal of such equity shares who are not resident in India, whether of Indian origin or not. We refer to these persons as non-resident holders. The following summary is based on the law and practices of the Income-tax Act, 1961, or Income-tax Act including the special tax regime contained in Sections 115AC and 115 ACA of the Income-tax Act read with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme, 1993 or the Scheme, as amended. The Income-tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of Sections 115AC and 115ACA may be amended or changed by future amendments to the Income-tax Act
This section is not intended to constitute a complete analysis of the individual tax consequences to non-resident holders under Indian law for the acquisition, ownership and sale of ADSs and equity shares. Personal tax consequences of an investment may vary for non-resident holders in various circumstances, and potential investors should therefore consult their own tax advisers on the tax consequences of such acquisition, ownership and sale, including specifically the tax consequences under the law of the jurisdiction of their residence and any tax treaty between India and their country of residence.

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
Taxation of Distributions. The Finance Act, 2003 has inserted with effect from April 1, 2003, dividend income from domestic Company will be exempt from tax in the hands of shareholders as the domestic companies will be liable to pay a dividend distribution tax at the rate of 16.995% inclusive of applicable surcharge and education cess. The Finance Act, 2008 introduced Section 115 O (1A) effective April 1, 2008 under which a domestic Company, subject to certain conditions, can set off the dividend income received from its subsidiary from the amount of dividend income declared by it to its shareholders and would therefore be liable to dividend distribution tax only on the balance dividend after such set-off. Any distributions of additional ADSs or equity shares to resident or non-resident holders will not be subject to Indian tax. Similarly, the acquisition by a non-resident holder of equity shares upon redemption of ADSs will not constitute a taxable event for Indian income tax purposes as it is not regarded as transfer under sec 47(xa) of the Indian Income tax laws. Such acquisition will, however, give rise to a stamp duty as described below under “Stamp Duty and Transfer Tax.”
Minimum Alternate Tax. The Indian Government had introduced Section 115JA to the Income Tax Act which came into effect in April 1, 1997, to bring certain zero tax companies under the ambit of a Minimum Alternative Tax, or MAT. If the taxable income of a Company computed under this Act, in respect of a previous year was less than 30% of its book profits, the total income of such Company chargeable to tax for the relevant previous year shall be deemed to be an amount equal to 30% of such book profits. Effective April 1, 2001, Finance Act, 2000 introduced Section 115JB, pursuant to which the income of companies eligible for tax holiday under sections 10A or 10AA of the Act was exempted from MAT. The amount of income to which any of the provisions of section 10A or section 10AA apply, was reduced from the book profit for the purposes of calculation of income tax payable under the aforesaid section. The Finance Act, 2007 included income eligible for deductions under sections 10A and 10B of the Act in the computation of book profits for the levy of MAT. The rate of MAT for domestic companies, effective April 1, 2007, was 11.33% (inclusive of applicable surcharge and education cess) and levied on its book profits. The Income tax Act provides that the MAT paid by the companies can be adjusted against its tax liability under the normal provisions of the India Income tax laws but limited to the extent that is over and above the tax computed under MAT provisions over the next seven years which is being increased to 10 years by the Finance (No 2) Act 2009. The Finance Act (No 2) 2009 has increased the rate of MAT to 16.995%(inclusive of applicable surcharge and education cess) and increased the number of years to 10 years to carry forward the MAT credit. The rate was further increased to 19.93% by the Finance Act 2010. The rate was further increased to 20.01% by the Finance Act 2011.
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
The statutory corporate income tax rate and the surcharge thereon are subject to change in line with the changes announced in the Union Budget each year. For fiscal year 2010, the corporate income tax rate was 30%, subject to a surcharge of 7.5% and education cess of 2% and 1% secondary and higher education cess, resulting in an effective tax rate of 33.22%. For fiscal year 2011, the corporate income tax rate is 30%, subject to a surcharge of 5% and education cess of 2% and 1% secondary and higher education cess, resulting in an effective tax rate of 32.45%. We cannot assure you that the current income tax rate will remain unchanged in the future. We also cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be levied by the Government of India. Until April 1, 2002, dividends declared, distributed or paid by an Indian corporation were subject to a dividend tax of 10.2%, including the applicable surcharge for fiscal 2002, of the total amount of the dividend declared, distributed or paid. This tax is not paid by shareholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation before distribution of a dividend. Effective April 1, 2002, Indian companies were no longer to be taxed on declared dividends. The Finance Act, 2003 proposed that after April 1, 2003, dividend income will be exempt from tax for shareholders and that domestic companies will be liable to pay a dividend distribution tax at the rate of 12.5% plus a surcharge and education cess at the time of the distribution. The Finance Act 2007 has increased the rate of dividend distribution tax to 15% plus applicable surcharge and education cess resulting in an effective rate of 16.995%.
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
Additionally, documents referred to in this Annual Report may be inspected at our corporate offices which are located at Tidel Park. No, 4, Rajiv Gandhi Salai, Taramani, Chennai, 600 113 India.

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
Refer to note 39 of the notes to consolidated financial statements to this Annual Report for further analysis and exposure arising out of credit risk, liquidity risk and currency risk.

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
Direct and Indirect Payments by the Depositary to Sify
Pursuant to the Deposit Agreement with Citibank, we received the following payments from Citibank during the fiscal year ended March 31, 2011 in connection with our ADS Program:

Fee	Amount in $USD
Financial Audit Fees	23,469.59
US Legal Counsel Fees	151,543.92
Internet, telephone and mail charges	855.45
Printing and mailing	34,706.63
Processing Fees	6,692.02
Processing Fees for Annual General Meeting	25.00
Text Conversion charges	450.00

Total amount received	217,742.61

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
Based on their evaluation as of March 31, 2011, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, were effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure
Management’s annual report on internal control over financial reporting
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
2)
Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2011. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2011.

3)
Our independent registered public accounting firm, ASA & Associates, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2011.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Sify Technologies Limited
We have audited Sify Technologies Limited’s (“the Company”) internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of the Company as of March 31, 2011 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year ended March 31, 2011, and our report dated October 12, 2011 expressed an unqualified opinion on those consolidated financial statements.
ASA & Associates
Independent Registered Public Accounting Firm
Chennai, India
October 12, 2011

Changes in internal control over financial reporting
During the period covered by this Annual Report, the changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting are described below.
Management identified a material weakness in internal control over financial reporting as of March 31, 2010:
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
Our previous independent registered public accounting firm, KPMG, as part of their audit in the previous year, had issued their report on the effectiveness of our internal control over financial reporting as of March 31, 2010 wherein it was indicated that the Company had a material weakness in internal controls relating to the failure of a control intended to carry out an accounting evaluation of certain transactions relating to the purchase of goods for onward sales.
In order to remediate the material weakness described in our Annual Report on Form 20-F for the fiscal year ended March 31, 2010, during the months of August and September 2010, the Company:
•
introduced specific policies to ensure that all transactions relating to purchase of products for onward sales in the System Integration business are subject to a fact specific accounting evaluation to enforce operating effectiveness.

•	augmented the IFRS expertise in our accounting team by imparting specific training to evaluate the trading transactions from a “Gross Versus Net” reporting.

•
performed an accounting evaluation of all the transactions of purchase of products for onward sales in the System Integration business and noted that the accounting controls surrounding appropriateness of the “Gross versus Net” reporting are operating effectively.

We believe that the remediation efforts described above have remediated the material weakness described in our Annual Report on Form 20-F for the fiscal year ended March 31, 2010.

Item 16A. Audit Committee financial expert
Mr. C. B. Mouli, a member of our audit committee, has been deemed “independent” per the applicable SEC and NASDAQ rules. The Board of Directors has determined that Mr Mouli is the “audit committee financial expert” as defined by the applicable rules of the SEC.

Item 16 B. Code of Ethics
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

Fiscal year ended
Type of Service	march 31, 2011	march 31, 2010
(a) Audit Fees	Rs.2.00 million	Rs.12.45 million
(b) Audit Related Fees	Nil	Nil
(c) Tax Fees	Nil	Nil
(d) All Other Fees	Nil	Nil
The Audit Fees for fiscal 2011 comprise fees for professional services paid to ASA & Associates in connection with the Company’s audit of the Company’s financial statements for the fiscal year ended March 31, 2011. The Audit Fees for fiscal 2010 comprise fees for professional services paid to paid to KPMG, the Company’s independent auditor in connection with the Company’s audit of the Company’s financial statements for the fiscal year ended March 31, 2010.
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
None.

Item 16F: Change in Registrant’s Certifying Accountant
KPMG was previously the principal accountants for Sify Technologies Limited. On October 27, 2010, that firm declined to stand for re-election for the fiscal period ending March 31, 2011.
On recommendation of the Audit Committee at its meeting held on May 3, 2011, the Board of Directors of the Company has approved the engagement of ASA & Associates, as its independent registered public accounting firm for the fiscal year ended March 31, 2011.
During the two fiscal years ended March 31, 2010, and the period through November 30, 2010, there were no (1) disagreements with our previous auditors KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events, except that the audit report of KPMG on the effectiveness of internal control over financial reporting as of March 31, 2010 contained an adverse opinion due to the existence of a material weakness related to the failure of a control intended to carry out an accounting evaluation of certain transactions relating to the purchase of products for onward sales.
The audit reports of our previous auditors KPMG on the consolidated financial statements of Sify Technologies and subsidiaries as of March 31, 2010 and for the years ended March 31, 2010 and 2009 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. The audit report of KPMG, as of March 31, 2010, contained an adverse opinion due to the existence of a material weakness related to the failure of a control intended to carry out an accounting evaluation of certain transactions relating to the purchase of products for onward sales. The Company received a copy of a letter addressed to the commission which was included as an exhibit 15.3 in the Form 20-F dated November 30, 2010.
During the two most recent fiscal years, the Company has not consulted with ASA & Associates regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided to the Company or oral advice was provided that ASA & Associates concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(I)(v) of Regulation S-K.

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
See Item 18.

Item 18.	Financial Statements
Consolidated Statements and other Financial Information

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Sify Technologies Limited
We have audited the accompanying consolidated statements of financial position of Sify Technologies Limited and subsidiaries (‘the Company’) as of March 31, 2011 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year ended March 31,2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements, based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.
In our opinion, based on our audit, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sify Technologies Limited and subsidiaries as of March 31, 2011 and the results of their operations and their cash flows for the year ended March 31, 2011, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sify Technologies Limited’s internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated October 12, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
ASA & Associates
Independent Registered Public Accounting Firm
Chennai, India
October 12, 2011

Report of KPMG, Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Sify Technologies Limited
We have audited the accompanying consolidated statement of financial position of Sify Technologies Limited and subsidiaries (‘the Company’) as of March 31, 2010 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended March 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements, based on our audits. We did not audit the consolidated financial statements of MF Global Sify Securities Private Limited (MF Global), (a 29.85% percent owned investee company). The Company’s investment in MF Global at March 31, 2010 was Rs. 633,469 (in thousands) and its equity in earnings of MF Global was Rs.91,135 (in thousands) and Rs.64,091 (in thousands) for the years ended March 31, 2010 and March 31, 2009, respectively. The consolidated financial statements of MF Global were audited by other auditors whose report has been furnished to us, and our opinion, in so far as it relates to the amounts included for MF Global, is based solely on the report of the other auditors.
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
In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sify Technologies Limited and subsidiaries as of March 31, 2010, and the results of their operations and their cash flows for each of the years in the two-year period ended March 31, 2010, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.
KPMG
Chennai, India
November 30, 2010

Sify Technologies Limited
Consolidated Statement of Financial Position

				As at March 31,
				2011 Convenience
				translation into
		As at March 31,		US$ thousands
(In thousands of Rupees, except share data and as		2011	2010	(Unaudited)
otherwise stated)	Note	Rs	Rs	Note 2(c)
Assets
Property, plant and equipment	5	3,760,473	3,452,022	84,221
Intangible assets	6	104,626	129,524	2,344
Investment in equity accounted investee	7	702,363	633,469	15,730
Lease prepayments	9	63,068	273,911	1,412
Other assets	10	672,843	554,358	15,069
Other investments	15	160	—	4
Deferred tax assets	11	—	—	—

Total non-current assets		5,303,533	5,043,284	118,780

Inventories	12	15,637	21,488	350
Trade and other receivables, net	13	3,185,913	3,195,012	71,353
Prepayments for current assets	14	190,191	191,318	4,260
Restricted cash	8	84,538	360,909	1,893
Cash and cash equivalents	8	458,559	517,789	10,270

Total current assets		3,934,838	4,286,516	88,126

Total assets		9,238,371	9,329,800	206,906

Equity	16
Share capital		858,832	546,332	19,235
Share premium		17,216,121	16,528,621	385,579
Share based payment reserve		190,325	180,124	4,263
Other components of equity		7,365	3,374	165
Accumulated deficit		(13,606,851)	(13,087,359)	(304,745)

Total equity attributable to equity holders of the Company		4,665,792	4,171,092	104,497

Non-controlling interest		—	—	—

Total equity		4,665,792	4,171,092	104,497

Sify Technologies Limited
Consolidated Statement of Financial Position

				As at March 31,
				2011
				Convenience
				translation into
		As at March 31,		US$ thousands
(In thousands of Rupees, except share data and as		2011	2010	(Unaudited)
otherwise stated)	Note	Rs	Rs	Note 2(c)
Liabilities
Finance lease obligations, other than current installments	17	127,746	155,347	2,861
Borrowings	20	262,608	449,424	5,881
Employee benefits	18	47,788	54,807	1,070
Other liabilities	19	163,245	165,800	3,657

Total non-current liabilities		601,387	825,378	13,469

Finance lease obligations, current installments	17	60,507	45,970	1,355
Borrowings	20	1,035,802	952,846	23,198
Bank overdraft	8	678,901	1,060,284	15,205
Trade and other payables	21	1,783,388	1,855,664	39,941
Deferred income	22	412,594	418,566	9,241

Total current liabilities		3,971,192	4,333,330	88,940

Total liabilities		4,572,579	5,158,708	102,409

Total equity and liabilities		9,238,371	9,329,800	206,906

The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited
Consolidated Statement of Income

					Year ended March 31,
					2011
					Convenience
					translation into
		Year ended March 31,			US$ thousands
(In thousands of Rupees, except share data and as		2011	2010	2009	(Unaudited)
otherwise stated)	Note	Rs	Rs	Rs	Note2(c)
Revenue
- Rendering of services		6,283,569	5,657,140	5,519,140	140,729
- Sale of products		603,060	1,053,048	643,021	13,507

Total	23	6,886,629	6,710,188	6,162,161	154,236
Cost of goods sold and services rendered
- Rendering of services		(3,655,994)	(3,157,472)	(3,033,798)	(81,881)
- Sale of products		(553,436)	(939,066)	(579,551)	(12,395)

Total	25	(4,209,430)	(4,096,538)	(3,613,349)	(94,276)
Other income	26	72,693	131,789	89,105	1,628
Selling, general and administrative expenses	28	(2,441,799)	(2,482,415)	(2,813,425)	(54,688)
Depreciation and amortization	5 & 6	(685,836)	(656,797)	(498,872)	(15,360)
Impairment loss on intangibles including goodwill	6	(1,857)	(47,269)	(15,200)	(42)
Income from legal settlement	27	—	561,120	—	—

Profit / (loss) from operating activities		(379,600)	120,078	(689,580)	(8,502)

Finance income	31	45,698	27,994	122,565	1,023
Finance expenses	31	(258,622)	(293,873)	(251,660)	(5,792)

Net finance income / (expense)	31	(212,924)	(265,879)	(129,095)	(4,769)

Share of profit of equity accounted investee	7	73,032	91,135	64,091	1,636

Profit / (loss) before tax		(519,492)	(54,666)	(754,584)	(11,635)
Income tax (expense) / benefit	11	—	81,479	(97,049)	—

Profit / (loss) for the year		(519,492)	26,813	(851,633)	(11,635)

Attributable to:
Equity holders of the Company		(519,492)	17,027	(900,574)	(11,635)
Non-controlling interest		—	9,786	48,941	—

		(519,492)	26,813	(851,633)	(11,635)

Earnings / (loss) per share	32
Basic earnings /(loss) per share		(8.20)	0.33	(20.77)	(0.18)
Diluted earnings/(loss) per share		(8.20)	0.33	(20.77)	(0.18)
The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited
Consolidated Statement of Comprehensive Income

					2011
					Convenience
					translation
					into US$
		Year ended March 31,			thousands
(In thousands of Rupees, except share data and as		2011	2010	2009	Note 2(c)
otherwise stated)	Note	Rs	Rs	Rs	(Unaudited)
Profit / (loss) for the year		(519,492)	26,813	(851,633)	(11,635)

Other comprehensive income
Foreign currency translation differences for foreign operations		(229)	1,682	(1,256)	(5)
Defined benefit plan actuarial gains / (losses)		8,358	5,508	(4,346)	187
Change in fair value of available for sale investments, transferred to profit or loss		—	6,441	—	—
Change in fair value of available for sale investments		—	—	(5,361)	—
Share of gains and (losses) from equity accounted investees (net of taxes)		(4,138)	(566)	296	(93)

Other comprehensive income for the year, net of income tax		3,991	13,065	(10,667)	89

Total comprehensive income for the year	16	(515,501)	39,878	(862,300)	(11,546)

Attributable to:
Equity holders of the Company		(515,501)	30,092	(911,241)	(11,546)
Non-controlling interest		—	9,786	48,941	—

Total comprehensive income/(expense) for the year		(515,501)	39,878	(862,300)	(11,546)

The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited
Consolidated Statement of Changes in Equity
(In thousands of Rupees, except share data and as otherwise stated)
For year ended March 31, 2011

			Share		Retained
			based	Other	earnings /		Non-
	Share	Share	payment	components	(accumulated		controlling
Particulars	capital	premium	reserve	of equity	deficit)	Total	interest	Total equity
Balance at April 1, 2010	546,332	16,528,621	180,124	3,374	(13,087,359)	4,171,092	—	4,171,092

Total comprehensive income for the year	—	—	—	3,991	(519,492)	(515,501)	—	(515,501)

Transactions with owners, recorded directly in equity
Issue of share capital	312,500	687,500	—	—	—	1,000,000	—	1,000,000

Share-based payment transactions	—	—	10,201	—	—	10,201	—	10,201

Balance at March 31, 2011	858,832	17,216,121	190,325	7,365	(13,606,851)	4,665,792	—	4,665,792

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

Sify Technologies Limited
Consolidated Statements of Cash Flows
For the fiscal years ended March 31,

				2011
				Convenience
				translation
				into US$
	Year ended March 31,			thousands
(In thousands of Rupees, except share data and as	2011	2010	2009	(Unaudited)
otherwise stated)	Rs	Rs	Rs	Note 2(c)

Profit/(loss) for the year	(519,492)	26,813	(851,633)	(11,635)
Adjustments for:
Depreciation and amortization	685,836	656,797	498,872	15,360
Impairment loss on intangibles including goodwill	1,857	47,269	15,200	42
Share of profit of equity accounted investee	(73,032)	(91,135)	(64,091)	(1,636)
(Gain) / loss on sale of property, plant and equipment	(594)	(2,414)	(828)	(13)
Provision for doubtful receivables	161,922	121,987	84,346	3,626
Provision for finance lease receivables	—	—	6,929	—
Realized loss on sale of investments	—	373	—	—
Stock compensation expense	10,201	30,589	61,380	229
Net finance (income) / expense	212,924	265,879	129,095	4,769
Income tax expense/(benefit)	—	(81,479)	97,049	—
Unrealized (gain)/ loss on account of exchange differences	1,196	703	455	27
Amortization of leasehold prepayments	—	3,917	8,403	—
Provision for infrastructure costs	—	—	10,000	—

	480,818	979,299	(4,823)	10,853

Change in trade and other receivables	(153,560)	(585,805)	(314,349)	(3,439)
Change in inventories	5,851	17,600	(1,337)	131
Change in other assets	(34,082)	(64,112)	224,625	(763)
Change in trade and other payables	(26,597)	517,497	(171,261)	(596)
Change in employee benefits	1,341	(3,984)	17,704	30
Change in deferred income	(5,972)	63,762	(13,555)	(134)

	267,799	924,257	(262,996)	5,998
Income taxes paid	(42,440)	(164,455)	(108,560)	(951)

Net cash from / (used in) operating activities	225,359	759,802	(371,556)	5,047

Sify Technologies Limited
Consolidated Statements of Cash Flows
For the fiscal years ended March 31,

				2011
				Convenience
				translation into
	Year ended March 31,			US$ thousands
(In thousands of Rupees, except share data and as	2011	2010	2009	(Unaudited)
otherwise stated)	Rs	Rs	Rs	Note 2(c)
Cash flows from / (used in) investing activities
Acquisition of property, plant and equipment	(674,558)	(759,435)	(1,170,905)	(15,107)
Expenditure on intangible assets	(120,710)	(220,299)	(165,247)	(2,703)
Proceeds from sale of property, plant and equipment	3,109	5,979	2,393	69
Net investment in leases	—	—	5,111	—
Payment towards purchase of unquoted equity shares	(160)	—	—	(4)
Finance income received	61,669	57,130	154,492	1,381
Short term investments (net)	—	19,942	—	—

Net cash from / (used in) investing activities	(730,650)	(896,683)	(1,174,156)	(16,364)

Cash flows from / (used in) financing activities
Proceeds from issue of share capital (including share premium)	1,000,000	84	—	22,396
Proceeds from / (repayment) of borrowings (net)	(103,860)	8,409	1,227,733	(2,326)
Finance expenses paid	(293,265)	(318,723)	(249,908)	(6,568)
Repayment of finance lease liabilities	(51,175)	(44,256)	(9,028)	(1,146)

Net cash from / (used in) financing activities	551,700	(354,486)	968,797	12,356

Net increase / (decrease) in cash and cash equivalents	46,409	(491,367)	(576,920)	1,039
Cash and cash equivalents at April 1	(181,586)	312,715	888,690	(4,067)
Effect of exchange fluctuations on cash held	(627)	(2,934)	945	(14)

Cash and cash equivalents at March 31	(135,804)	(181,586)	312,715	(3,042)

Refer note 3 (c) and note 8 for the composition of cash and cash equivalents.

Supplementary information
Additions to property, plant and equipment represented by finance lease obligations	38,111	99,950	158,962	854
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
These Consolidated Financial Statements have been approved for issue by the Board of Directors on October 12, 2011
b. Basis of measurement
These Consolidated Financial Statements have been prepared on the historical cost basis except for the following:
•	Available for sale financial assets are measured at fair value
•	Derivative financial instruments are measured at fair value
•	Financial instruments at fair value through profit or loss are measured at fair value.
•
The defined benefit asset is recognised as the net total of the plan assets, plus unrecognized past service cost and unrecognized actuarial losses, less unrecognized actuarial gains and the present value of the defined benefit obligation.

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
Convenience translation (unaudited): Solely for the convenience of the reader, the financial statements as of and for the year ended March 31, 2011 have been translated into United States dollars (neither the presentation currency nor the functional currency of the Group) based on the reference rate in the City of Mumbai on March 31, 2011, for cable transfers in Indian rupees as published by the Reserve Bank of India which was Rs.44.65 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollar at such a rate or at any other rate on March 31, 2011 or at any other date.

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
In particular, areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements include the following:
•	Measurement of the recoverable amounts of cash-generating units containing goodwill (Note 6)
•	Useful lives of property, plant and equipment (Note 3 e and Note 5)
•	Useful lives of intangible assets (Note 3 f and Note 6)
•	Lease classification (Note 3 g, 9, 17 and 33)
•	Utilization of tax losses (Note 11)
•	Measurement of defined employee benefit obligations (Note 18)
•	Measurement of share-based payments (Note 30 and Note 37)
•	Valuation of financial instruments (Note 3 c, 4, 38 and 39)
•	Provisions and contingencies (Note 3 m and 35)
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
e. Property, plant and equipment
Property, plant and equipment is stated at cost less accumulated depreciation and where applicable accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials, direct labour and any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset. To the extent the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditure incurred on such asset. The capitalization rate is determined based on the weighted average of borrowing costs applicable to the borrowings of the Group which are outstanding during the period, other than borrowings made specifically towards purchase of the qualifying asset. The amount of borrowing costs that the Group capitalizes during a period does not exceed the amount of borrowing costs incurred during that period. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

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
(ii) Depreciation
Depreciation is recognised in the consolidated statement of income on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Management’s estimated useful lives for the years ended March 31, 2011, 2010 and 2009 were as follows:

	Estimate of useful life
	in years
Buildings	28
Plant and machinery comprising computers, servers etc.	3 – 5	*
Plant and machinery comprising other items	8	*
Furniture and fittings	5
Office equipment	5
Motor vehicles	3 – 5

*	Revised during the year ended March 31, 2008. Also refer note 5.
Depreciation method, useful lives and residual values are reviewed at each of the reporting date.
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
Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3(Revised). The cost of acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.
Transactions costs that the group incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

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
(iii) Other intangible assets
Other intangible assets that are acquired by the Group, which have finite useful lives, are measured at cost less accumulated amortization and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the intangible asset. Borrowing costs that are directly attributable to the acquisition of qualifying intangible asset are capitalized as part of the cost of that asset. To the extent the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowings costs eligible for capitalization by applying a capitalization rate to the expenditure incurred on such asset. The capitalization rate is determined based on the weighted average of borrowing costs applicable to the borrowings of the Group which are outstanding during the period, other than borrowings made specifically towards purchase of the qualifying asset. The amount of borrowing costs that the Group capitalizes during a period does not exceed the amount of borrowing costs incurred during that period.
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
Available-for-sale financial assets
Significant or prolonged decline in the fair value of the security below its cost and the disappearance of an active trading market for the security are objective evidence that the security is impaired. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. The cumulative loss that was recognized in the equity is transferred to the consolidated income statement upon impairment. Such impairment loss is recognized in the consolidated income statement.
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
Indian tax regulations required the Group to pay Fringe Benefit Tax (FBT) upon the exercise of employee stock options. The amount of FBT arising on exercise of employee stock options is calculated by reference to the difference between the fair value of the underlying share at the date of vesting and the exercise price payable by the employee, i.e. the intrinsic value of the option at the vesting date. The Group recognizes the liability for the amount of FBT over the vesting period. The Group’s obligation to pay FBT arises only upon the exercise of options by the employees. The amount of FBT payable by the Group is recovered from the employees upon the exercise of their stock options. The Group recognizes a FBT recoverable from its employees when it is virtually certain that the reimbursement will be received if the Group settles the obligation. The amounts of FBT payable and recoverable are disclosed separately in the balance sheet and are not offset with each other. With the abolition of FBT with effect from April 1, 2009, the FBT is not chargeable on the exercise of employee stock options.
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
The Company generates revenues from construction of data centers. Revenue from such contracts includes the initial amount agreed in the contract plus any variations in contract work, claims and incentive payments, to the extent that it is probable that they will result in revenue and can be measured reliably. As soon as the outcome of a construction contract can be estimated reliably, contract revenue is recognised in profit or loss in proportion to the stage of completion of the contract. Contract expenses are recognised as incurred unless they create an asset related to future contract activity. The stage of completion is assessed by reference to the cost incurred until date to the total estimated costs. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred that are likely to be recoverable. An expected loss on a contract is recognised immediately in profit or loss.

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
In the case of value-added services that are rendered using Sify’s mobile telephone short code 54545, revenue is recognised upon delivery of the content/ring tones to the end subscriber and confirmation by the mobile phone service provider.
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
p. Finance income and expense
Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, fair value gains on financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognised in profit or loss on the date when the Group’s right to receive payment is established, which in the case of quoted securities is the ex-dividend date.
Finance expense comprises interest expense on loans and borrowings, bank charges, unwinding of the discount on provision, losses on disposal of available-for-sale financial assets, fair value losses on financial assets at fair value through profit or loss that are recognised in statement of income.
q. Borrowing costs
Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset. Other borrowing costs are recognized as expenses in the period in which they are incurred. To the extent the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowings costs eligible for capitalization by applying a capitalization rate to the expenditure incurred on such asset. The capitalization rate is determined based on the weighted average of borrowing costs applicable to the borrowings of the Group which are outstanding during the period, other than borrowings made specifically towards purchase of the qualifying asset. The amount of borrowing costs that the Group capitalizes during a period does not exceed the amount of borrowing costs incurred during that period.
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
t. Recent accounting pronouncements
In November 2009, the IASB issued IFRS 9, “Financial instruments”, to introduce certain new requirements for classifying and measuring financial assets. IFRS 9 divides all financial assets that are currently in the scope of IAS 39 into two classifications — those measured at amortized cost and those measured at fair value. The standard along with proposed expansion of IFRS 9 for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment, and hedge accounting will be applicable for annual periods beginning on or after January 1, 2013, although entities are permitted to adopt earlier. We are evaluating the impact which this new standard will have on our consolidated financial statements.
In November 2009, the IASB issued IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments”, to introduce requirements when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares and other equity instruments to settle the financial liability fully or partially. This Interpretation is effective for annual periods beginning on or after July 1, 2010.
In May 2011, the IASB issued new standards and amendments on consolidated financial statements and joint arrangements. The following are new standards and amendments:
•	IFRS 10, “Consolidated financial statements”.
•	IFRS 11, “Joint arrangements”.
•	IFRS 12, “Disclosure of interests in other entities”.
•	IAS 27 (Revised 2011), “Consolidated and separate financial statements”, which has been amended for the issuance of IFRS 10 but retains the current guidance on separate financial statements.
•	IAS 28 (Revised 2011), “Investments in associates”, which has been amended for conforming changes on the basis of the issuance of IFRS 10 and IFRS 11.

All the standards mentioned above are effective for annual periods beginning on or after January 1, 2013; earlier application is permitted as long as each of the other standards in this group is also early applied. We are in the process of determining the impact of these amendments on our consolidated financial statements.
On June 16, 2011, the IASB issued an amendment to IAS-19 “Employee benefits”, which amended the standard as follows:
•
requires recognition of changes in the net defined benefit liability/(asset), including immediate recognition of defined benefit cost, disaggregation of defined benefit cost into components, recognition of re-measurements in other comprehensive income, plan amendments, curtailments and settlements.

•	introduced enhanced disclosures about defined benefit plans.
•
modified accounting for termination benefits, including distinguishing benefits provided in exchange for services from benefits provided in exchange for the termination of employment, and it affected the recognition and measurement of termination benefits.

•
provided clarification regarding various issues, including the classification of employee benefits, current estimates of mortality rates, tax and administration costs and risk-sharing and conditional indexation features.

•	incorporated, without change, the IFRS Interpretations Committee’s requirements set forth in IFRIC 14 “IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”.
These amendments are effective for annual periods beginning on or after January 1, 2013; earlier application is permitted. The Group is in the process of determining the impact of these amendments on our consolidated financial statements.
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
(iv) Investments in equity and debt securities
The fair value of available-for-sale financial assets is determined by reference to their quoted price at the reporting date. When the fair value of the financial asset cannot be measured reliably, it is measured at cost.

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

5. Property, plant and equipment
The following table presents the changes in property, plant and equipment during the year ended March 31, 2011

	Cost				Accumulated depreciation				Carrying amount
	As at			As at	As at			As at	as at
	April 01,			March 31,	April 1,	Depreciation		March 31,	March 31,
Particulars	2010	Additions	Disposals	2011	2010	for the year	Deletions	2011	2011
Building	777,419	—	—	777,419	177,072	27,754	—	204,826	572,593
Plant and machinery	5,302,696	199,591	68,928	5,433,359	2,929,688	474,168	68,246	3,335,610	2,097,749
Computer equipments	517,904	46,736	864	563,776	429,631	49,854	780	478,705	85,071
Office equipment	228,418	6,214	507	234,125	107,252	23,181	501	129,932	104,193
Furniture and fittings	706,148	15,731	8,520	713,359	445,437	64,442	6,777	503,102	210,257
Vehicles	6,191	—	3,262	2,929	6,191	—	3,262	2,929	—
Total	7,538,776	268,272	82,081	7,724,967	4,095,271	639,399	79,566	4,655,104	3,069,863

Add: Construction in progress									690,610

Total	7,538,776	268,272	82,081	7,724,967	4,095,271	639,399	79,566	4,655,104	3,760,473

The following table presents the changes in property, plant and equipment during the year ended March 31, 2010

	Cost				Accumulated depreciation				Carrying amount
	As at			As at	As at			As at	as at
	April 01,			March 31,	April 1,	Depreciation		March 31,	March 31,
Particulars	2009	Additions	Disposals	2010	2009	for the year	Deletions	2010	2010
Building	769,663	7,756	—	777,419	148,401	28,671	—	177,072	600,347
Plant and machinery	4,733,122	827,043	257,469	5,302,696	2,765,920	420,314	256,546	2,929,688	2,373,008
Computer equipments	497,223	26,462	5,781	517,904	367,972	66,709	5,050	429,631	88,273
Office equipment	162,132	68,106	1,820	228,418	96,955	12,070	1,773	107,252	121,166
Furniture and fittings	628,279	101,188	23,319	706,148	389,771	77,608	21,942	445,437	260,711
Vehicles	8,269	—	2,078	6,191	6,420	1,360	1,589	6,191	—
Total	6,798,688	1,030,555	290,467	7,538,776	3,775,439	606,732	286,900	4,095,271	3,443,505

Add: Construction in progress									8,517

Total	6,798,688	1,030,555	290,467	7,538,776	3,775,439	606,732	286,900	4,095,271	3,452,022

The following table presents the changes in property, plant and equipment during the year ended March 31, 2009

									Carrying
	Cost				Accumulated depreciation				amount
	As at			As at	As at			As at	as at
	April 01,			March 31,	April 1,	Depreciation		March 31,	March 31,
Particulars	2008	Additions	Disposals	2009	2008	for the year	Deletions	2009	2009
Building	769,663	—	—	769,663	120,924	27,477	—	148,401	621,262
Plant and machinery	3,683,632	1,097,317	47,827	4,733,122	2,526,445	286,805	47,330	2,765,920	1,967,202
Computer equipments	438,597	58,824	198	497,223	297,049	71,001	78	367,972	129,251
Office equipment	116,691	47,090	1,649	162,132	83,928	14,673	1,646	96,955	65,177
Furniture and fittings	422,939	208,486	3,146	628,279	339,750	52,720	2,699	389,771	238,508
Vehicles	9,174	—	905	8,269	3,846	2,981	407	6,420	1,849
Total	5,440,696	1,411,717	53,725	6,798,688	3,371,942	455,657	52,160	3,775,439	3,023,249

Add: Construction in progress									237,665

Total	5,440,696	1,411,717	53,725	6,798,688	3,371,942	455,657	52,160	3,775,439	3,260,914

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
Leased assets
The Group’s leased assets include certain buildings, plant and machinery acquired under finance leases. As at March 31, 2011 the net carrying amount of buildings and plant and machinery acquired under finance leases is Rs.244,926 (March 31, 2010: Rs.255,244) and Rs.217,625 (March 31, 2010: 215,669) respectively. During the year, the Group acquired leased assets of Rs 38,111 (March 31, 2010: Rs 99,950).
In case prepayments are made towards buildings accounted for as finance leases, such prepayments are capitalized as ‘Leasehold Buildings’ (included in buildings) on the commencement of the lease term under the head ‘Property, plant and equipment’ and depreciated in accordance with the depreciation policy for similar owned assets.
Capital Commitments
As of March 31, 2011 and March 31, 2010, the Company was committed to spend approximately Rs.521,562 (net of advances Rs.691,338) and Rs.30,552 (net of advances Rs.8,516) respectively, under agreements to purchase property, plant and equipment.
Construction in progress
Amounts paid towards acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment that are not ready to be put into use are disclosed under construction-in-progress. As of March 31, 2011, construction work in progress includes Rs.682,825 (March 31, 2010: Nil) paid for acquisition of leasehold land together with building by way of acquisition of ordinary shares in Hermit Projects Private Limited. Also refer note 37.
Security
As at March 31,2011 properties with a carrying amount of Rs.2,615,097 (March 31, 2010: Rs.2,981,212) are subject to a registered charge to secure bank borrowings.

6. Intangible assets
Intangible assets comprise the following:

	March 31, 2011	March 31, 2010
Goodwill	14,595	14,595
Other intangible assets	90,031	114,929

	104,626	129,524

(i) Goodwill
The following table presents the changes in goodwill during the years ended March 31, 2011 and 2010

	March 31, 2011	March 31, 2010
Balance at the beginning of the year	14,595	40,461
Effect of movement in exchange rates	—	(2,482)
Impairment loss recognised during the year	—	(23,384)

Net carrying amount of goodwill	14,595	14,595

The amount of goodwill as at March 31, 2011 and March 31, 2010 has been allocated to the online portals segment.
Impairment testing for cash-generating units containing goodwill
In May 2006, the Group acquired travel business for a consideration of US $2.5 million (Rs. 112,220) in cash along with an option to purchase 125,000 shares of Sify Technologies Limited and certain earn out payments aggregating to USD 0.5 million (Rs. 22,444). The assets acquired consist of system software, customer contracts and goodwill which collectively were considered as a cash generating unit (CGU) by management. The said business operates from India and United States.
During the year ended March 31, 2010, triggered by certain adverse market conditions such as decrease in revenue and increase in the cost of services, and other technological matters, the Group tested the carrying value of the above business for impairment. The recoverable amount of these intangibles including goodwill were determined based on the higher of the value in use (using discounted cash flow approach) and fair value less cost to sell. Fair value less cost to sell, being the higher of the two was determined as the recoverable amount of the CGU. Based on this assessment, the carrying value of the CGU was higher than its recoverable amount and as a result of the above, the group has recorded an impairment of the above intangibles including goodwill amounting to Rs 47,269 during the year ended March 31, 2010 and adjusted the carrying value of these intangibles accordingly.
During the year ended March 31, 2011, due to further decrease in revenue and continued losses in its travel business, the Group has tested the carrying value of the remaining intangibles and the recoverable amount of these intangibles were determined as Nil. Hence an impairment charge was recorded for Rs 1,857 (US $42), equal to the carrying value of the remaining intangibles as on the date of impairment testing.
The above impairment charges relate to online portal services segment.

(ii) Other intangibles
The following table presents the changes in intangible assets during the years ended March 31, 2011, 2010 and 2009.

	Technical	Portals	Customer
	know-	and web	related		License
	how	content	intangibles	Software	fees	Total
(A) Cost
Balance as at March 31, 2008	82,753	52,730	199,554	271,116	50,000	656,153
Acquisitions during the year	—	—	1,016	48,099	—	49,115
Balance as at March 31, 2009	82,753	52,730	200,570	319,215	50,000	705,268
Acquisitions during the year	—	—	—	51,468	—	51,468
Disposals during the year	—	52,730	—	—	—	52,730
Balance as at March 31, 2010	82,753	—	200,570	370,683	50,000	704,006
Acquisitions during the year	—	—	—	23,397	—	23,397
Disposals during the year	—	—	—	—	—	—
Balance as at March 31, 2011	82,753	—	200,570	394,080	50,000	727,403

(B) Amortization
Balance as at April 1, 2008	82,753	52,730	149,926	235,827	3406	524,642
Amortization for the year	—	—	19,921	20,794	2,500	43,215
Balance as at March 31, 2009	82,753	52,730	169,847	256,621	5,906	567,857
Amortization for the year	—	—	6,144	41,421	2,500	50,065
Impairment loss on intangibles	—	—	22,148	1,737	—	23,885
Disposals during the year	—	52,730	—	—	—	52,730
Balance as at March 31, 2010	82,753	—	198,139	299,779	8,406	589,077
Amortization for the year	—	—	837	43,101	2,500	46,438
Impairment loss on intangibles	—	—	1,594	263	—	1,857
Balance as at March 31,2011	82573	—	200,570	343,143	10,906	637,372

(C) Carrying amounts
As at March 31, 2009	—	—	30,723	62,594	44,094	137,411
As at March 31, 2010	—	—	2,431	70,904	41,594	114,929
As at March 31, 2011	—	—	—	50,937	39,094	90,031
Capital commitments
As of March 31, 2011, the Company was committed to spend approximately Rs.65,813 (net of advances Rs.393,849) (March 31, 2010: Rs. 184,908 (net of advances Rs.274,441) respectively, under agreements to purchase intangible assets.
Capitalized borrowing costs
During the years ended March 31, 2011, 2010 and 2009, the Company capitalized interest cost of Rs.35,852, Rs.24,553 and Rs.5,620 respectively. The rate of capitalization of interest cost for the year ended March 31, 2011, 2010 and 2009 was approximately 10.44%, 12.81% and 11.67% respectively.

7. Investment in equity accounted investees
In March 2006, MF Global Overseas Limited (MFG), a group incorporated in United Kingdom acquired 70.15% of equity share capital of MF Global Sify Securities Private Limited (MF Global), formerly Man Financial-Sify Securities India Private Limited (‘MF Global) from Refco Group Inc., USA (‘Refco’). As at March 31, 2011, 29.85% of MF Global equity shares is held by the Company. The remaining 70.15% is owned by MFG, an unrelated third party. MFG is a subsidiary of MF Global Limited, Bermuda. A summary of key financial information of MF Global and its subsidiaries which is not adjusted for the percentage ownership held by the Group is presented below:

Balance sheet	March 31, 2011	March 31, 2010
Total assets	4,546,919	3,974,094

Total liabilities	2,193,943	1,851,919
Shareholders’ equity	2,352,976	2,122,175

Total Liabilities and shareholders’ equity	4,546,919	3,974,094

	For the year ended
Statement of operations	March 31, 2011	March 31, 2010	March 31, 2009
Revenues	1,818,283	1,612,545	1,413,643
Net profit	241,840	307,543	216,917

During October 2010, Sify Technologies Ltd, the minority shareholder of MF Global holding 29.85 percent of the outstanding shares of the MF Global, requested MF Global’s Board of Directors to reconsider certain costs charged to the MF Global by MF Global Holdings Ltd and its affiliated and associated group companies, who hold 70.15 percent of the outstanding shares of the MF Global. These charges are currently recorded in the financial statements of the MF Global for year ended 31st Mar 2008 aggregating to Rs.43,478,911 and 31st March 2009 aggregating to Rs.15,374,528. The resolution of this matter between the shareholders of MF Global remains uncertain and any financial adjustment that may arise is not presently known and accordingly no adjustment related to this matter has been provided for in MF Global’s consolidated financial statements. Any financial adjustment that may arise on resolution of the said matter would be expected to be handled prospectively and therefore would be reported in the period in which it is resolved. Consequently, no adjustment related to the said matter was considered by Sify for equity method of accounting for MF Global. The auditors of MF Global have included an emphasis of matter with an explanatory paragraph in their audit report issued on the consolidated financial statements of MF Global for the three years ended March 31, 2011 in connection with such recorded cross charges. The effect of such recorded cross charge is not material to the financial statements of Sify.
8. Cash and cash equivalents
Cash and cash equivalents as per consolidated statement of financial position, as at March 31, 2011 amounted to Rs.458,559 (Rs. 517,789 as at March 31, 2010). This excludes cash-restricted of Rs.84,538 (Rs. 360,909 as at March 31, 2010), representing deposits held under lien against working capital facilities availed and bank guarantees given by the Group towards future performance obligations.

	March 31, 2011	March 31, 2010	March 31, 2009
(a) Restricted cash
Non current
Against future performance obligation	—	—	1,000
Current
Bank deposits held under lien against borrowings / guarantees from banks	84,538	360,909	1,329,756

Total restricted cash	84,538	360,909	1,329,756

(b) Non restricted cash
Current
Cash and bank balances	458,559	517,789	380,042

Total cash (a+b)	543,097	878,698	1,710,798

Bank overdraft used for cash management purposes	(678,901)	(1,060,284)	(1,397,083)
Less: Non current restricted cash	—	—	(1,000)

Cash and cash equivalents for the statement of cash flows	(135,804)	(181,586)	312,715

9. Lease prepayments

	March 31, 2011	March 31, 2010
Towards buildings*	63,068	273,911

	63,068	273,911

*	Includes Rs. Nil (March 31, 2010: Rs 189,903) paid to VALS Developers Private Limited. Also refer note 37.
In respect of buildings, prepayments made towards buildings accounted for as operating leases are amortised over the lease term on a straight line basis.
10. Other assets

	March 31, 2011	March 31, 2010
Non current
Other deposits (see notes below)	672,843	554,358

	672,843	554,358

Current
Net investment in leases	—	—

	—	—

Financial assets included in other assets	212,969	249,744

(a)	Includes Rs. Nil (March 31 2010: Rs.32,098) paid to VALS Developers Private Limited. Also refer note 37.

(b)
Includes Rs. 459,872 (March 31 2010: Rs. 304,614) paid to Emirates Integrated Telecommunications Company PJSC in relation to supply of capacity from the Europe India Gateway and borrowing cost capitalized thereon.

11. Deferred tax assets and liabilities
The tax effects of significant temporary differences that resulted in deferred tax assets and a description of the items that created these differences is given below

	Assets / (liabilities)
Recognised deferred tax assets / (liabilities)	March 31, 2011	March 31, 2010
Deferred tax assets
Carry forward capital losses	90,892	82,869

	90,892	82,869

Deferred tax liabilities
Property, plant and equipment	—	(76)
Intangible assets	(83)	(189)
Investment in equity accounted investees	(90,809)	(82604)

	(90,892)	(82,869)

Net deferred tax asset recognized in balance sheet	—	—

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
Movement in temporary differences during the year

	Balance	Recognised		Balance	Recognised		Balance
	as at	in	Recognised	as at	in	Recognised	as at
	April 1,	income	in	March 31,	income	in	March 31,
	2009	statement	Equity	2010	statement	Equity	2011
Property, plant and equipment	1,796	(1872)	—	(76)	76	—	—
Intangible assets	2,212	(2401)	—	(189)	106	—	(83)
Allowance for doubtful trade and other receivables	4,516	(4,516)	—	—	—	—	—
Tax loss carry forwards	67,735	14,371	763	82,869	8,875	(852)	90,892
Investment in equity accounted investees	(67,735)	(14,106)	(763)	(82,604)	(9,057)	852	(90,809)

	8,524	(8,524)	—	—	—	—	—

Unrecognized deferred tax assets / (liabilities)

	As at March 31, 2011	As at March 31, 2010
Deductible temporary differences	157,928	172,136
Unrecognized tax losses	3,084,218	3,360,093
	3,242,146	3,532,229
Considering the probability of availability of future taxable profits in the period in which tax losses expire, deferred tax assets have not been recognised in respect of tax losses carried forward by the Group. The above tax losses expire at various dates until 2025.
Deferred tax liabilities as at March 31, 2011 and March 31, 2010 have not been recognised on undistributed profits of its subsidiaries since the group expects to realize the same in a tax free manner.
Income tax expense recognized in profit or loss

	March 31, 2011	March 31, 2010	March 31, 2009
Current tax expense / (benefit)
Current period	—	(90,003)	90,003
	—	(90,003)	90,003
Deferred tax expense
Origination and reversal of temporary differences	8,875	22,895	17,862

Recognition of previously unrecognized tax losses	(8,875)	(14,371)	(10,854)
Reversal of previously recognized tax losses	—	—	38
	—	8,524	38

Total income tax expense / (benefit)	—	(81,479)	97,049

Income tax directly recognised in other comprehensive income

	March 31,2011	March 31,2010	March 31,2009
Actuarial (gains) or losses	—	—	—
Tax effect of changes in the fair value of other investments	—	—	—
Tax effect on share of profit of associate recognised in OCI	—	—	—
Tax effect on foreign currency translation differences	—	—	—

Income tax benefit / (expense) recognized directly in equity	—	—	—

Reconciliation of effective tax rate
A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before taxes is summarized below:

	Year ended	Year ended	Year ended
	March 31, 2011	March 31, 2010	March 31, 2009
Profit / (loss) before income taxes	(519,492)	(54,666)	(754,584)
Enacted tax rates in India	33.22%	33.99%	33.99%
Computed expected tax expense / (benefit)	(172,575)	(18,581)	(256,483)
Effect of:
Share based payment expense not deductible for tax purposes	2,697	8,188	16,149
Unrecognized deferred tax assets on losses incurred during the year (net of temporary differences, if any)	194,140	41,370	359,669
Unrecognized deferred tax asset on temporary differences	—	—	—
Share of profit of equity accounted investee taxed at a lower rate	(9,217)	(12,203)	(8,582)
Recognition of previously unrecognized tax losses	(15,045)	(18,774)	(13,203)
Reversal of tax expense consequent to merger (Refer note 40)	—	(81,479)	—
Others	—	—	(501)

	—	(81,479)	97,049

12. Inventories
Inventories comprise:

	March 31, 2011	March 31, 2010
Communication hardware	2,824	19,826
Application software	12,813	1,662

	15,637	21,488

The entire carrying amount of inventories as at March 31, 2011 and 2010 are secured in connection with bank borrowings.

13. Trade and other receivables
Trade and other receivables comprise:

	March 31, 2011	March 31, 2010
(i) Trade receivables, net	1,839,966	1,912,348
(ii) Other receivables including deposits	1,251,690	1,196,450
(iii) Construction contract in progress	94,257	86,214

	3,185,913	3,195,012

(i)
Trade receivables as of March 31, 2011 and March 31, 2010 are stated net of allowance for doubtful receivables. The Group maintains an allowance for doubtful receivables based on its age and collectability. Trade receivables are not collateralized except to the extent of refundable deposits received from cybercafé franchisees and from cable television operators. The Group’s exposure to credit and currency risks and impairment losses related to trade and other receivables, excluding construction work in progress is disclosed in note 39. Trade receivables consist of:

	March 31, 2011	March 31, 2010
Trade receivables from related parties	—	—
Other trade receivables	2,055,974	2,083,054

	2,055,974	2,083,054
Less: Allowance for doubtful receivables	(216,008)	(170,706)

Balance at the end of the year	1,839,966	1,912,348

The activity in the allowance for doubtful accounts receivable is given below:

	For the year ended
	March 31, 2011	March 31, 2010
Balance at the beginning of the year	170,706	116,295
Add: Additional provision, net	161,922	121,987
Less: Bad debts written off	(116,620)	(67,576)

Balance at the end of the year	216,008	170,706

(ii)	Other receivables comprises of the following items:

	March 31, 2011	March 31, 2010
Advances and other deposits (Refer Note (a) and (c) below)	684,016	657,609
Withholding taxes (Refer Note (b) below)	560,456	530,146
Employee advances	7,218	8,695

	1,251,690	1,196,450

Financial assets included in other receivables	354,115	322,833

Notes:

a)	Advances and other deposits primarily comprises of receivables in the form of custom duty credit entitlement, service tax and other advances given in the ordinary course of business.

b)
Includes withholding taxes recoverable from the Department of Income-tax for which the Company has filed tax returns for refund. The Company expects to realize such refund of withholding taxes within the next 12 months.

14. Prepayments for current assets
Prepayments for current assets comprise of the following:

	March 31, 2011	March 31, 2010
Prepayments for purchase of bandwidth	71,256	79,402
Prepayments related to insurance	7,026	17,680
Prepayments-others	106,845	57,245
Lease prepayments	5,064	36,991

	190,191	191,318

15. Other investments
Other Investments comprise of investment in unquoted equity instruments classified as available for sale financial assets which are carried at cost. The details of such investments are given below:

	March 31, 2011	March 31, 2010
Investment in equity shares of Vashi Railway Station Commercial Complex Limited	150	—
Investment in equity shares of Sify Empower India Foundation	10	—

	160	—

16. Share capital and share premium
No of shares

	Year ended March 31,
	2011	2010	2009
Issued as at April 01	53,351,498	42,820,082	55,637,082
Issued for cash*	125,000,000	—	—
Issued for consideration other than cash	—	10,530,000	—
Exercise of share options	—	1,416	—
Shares forfeited**	—	—	(12,817,000)

Issued as at March 31	178,351,498	53,351,498	42,820,082

*	Paid up Rs.2.50 per share

**	Paid up Re.1/- per share
As at March 31, 2011 the authorized share capital comprises 180,000,000 ordinary shares (as of March 31, 2010, the number of authorized shares was 61,000,000) of Rs.10 each. The holders of ordinary shares are entitled to receive dividends from time to time and are entitled to vote at meetings of the Group. All shares rank equally with regard to Group’s residual assets.
The Company had entered into a Subscription Agreement with Infinity Satcom Universal Private Limited (Infinity Satcom Universal) during the year ended March 31, 2008 for issuance of 12,817,000 equity shares of the Company with face value of Rs.10/- per share at a premium of Rs.165/-. It was approved by the Company’s shareholders at the Extra ordinary General Meeting held on March 17, 2008. Infinity Satcom Universal is controlled by Ananda Raju Vegesna, Executive Director, and brother of Raju Vegesna, Chairman and Managing Director of Sify Technologies Limited.
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
Further during the year ended March 31, 2010, 1,416 ordinary shares have been issued consequent to exercise of options under the Associate stock option plan.
During the year ended March 31, 2011, on August 4, 2010, the Board of Directors of the company approved the issuance, in a private placement, of upto an aggregate of 125,000,000 of the company’s equity shares, par value Rs.10 per share (“Equity shares”), for an aggregate purchase price of approxiamately US $86 million, to a group of investors affiliated with the company’s promoter group, including entities affiliated with Mr Raju Vegesna, the company’s Chief Executive officer and Managing Director and Mr Ananda Raju Vegesna, Executive and brother of Mr Raju Vegesna (the “Offering”). The company’s shareholders approved the terms of the Offering at the Company’s Annual General Meeting held on September 27, 2010. On October 22 2010, the company entered into a Subscription Agreement with Mr Ananda Raju Vegesna, acting as representative (the “Representative”) of the purchasers in connection with the offering. The company issued 125,000,000 equity shares to the Representative on October 30, 2010. Also refer note 42.
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
17. Finance lease obligations
The Group leases routers and other equipments under finance lease arrangements. The following is a schedule of future minimum finance lease commitments as at March 31, 2011:

	March 31, 2011			March 31, 2010
			Present			Present
	Future		value	Future		value
	minimum		minimum	minimum		minimum
	lease		lease	lease		lease
	payments	Interest	payments	payments	Interest	payments
Less than one year	77,975	(17,468)	60,507	65,148	(19,178)	45,970
Between one and five years	144,357	(16,611)	127,746	182,206	(26,859)	155,347

Total	222,332	(34,079)	188,253	247,354	(46,037)	201,317

18. Employee benefits

	March 31, 2011	March 31, 2010
Gratuity payable	19,116	16,753
Compensated absences	28,672	38,054

	47,788	54,807

Gratuity cost
The components of gratuity costs recognised in the consolidated income statement for the years ending March 31, 2011, March 31, 2010 and March 31, 2009 consist of the following:

	March 31, 2011	March 31, 2010	March 31, 2009
Service cost	22,275	14,498	12,067
Interest cost	3,786	4,501	3,038
Expected return on plan asset	(2,875)	(2,963)	(1,672)

	23,186	16,036	13,433

Details of employee benefit obligation and plan asset are as follows:

	March 31, 2011	March 31, 2010
Present value of projected benefit obligation at the end of the year	59,571	51,046
Funded status of the plans	40,455	34,293

Recognised (asset) / liability	19,116	16,753

The following table set out the status of the gratuity plan:

Change in defined benefit obligation	March 31, 2011	March 31, 2010	March 31, 2009
Projected benefit obligation at the beginning of the year	51,046	43,389	27,332
Service cost	22,275	14,498	12,067
Interest cost	3,786	4,501	3,038
Actuarial (gain) / loss	(8,358)	(5,957)	3,662
Benefits paid	(9,178)	(5,385)	(2,710)

Projected benefit obligation at the end of the year	59,571	51,046	43,389

Change in plan assets	March 31, 2011	March 31, 2010	March 31, 2009
Fair value of plan assets at the beginning of the year	34,293	28,307	18,740
Expected return on plan assets	2,875	2,965	1,672
Actuarial gain / (loss)	—	(449)	(684)
Employer contributions	12,465	8,855	11,290
Benefits paid	(9,178)	(5,385)	(2,711)

Fair value of plan assets at the end of the year	40,455	34,293	28,307

Actual return on plan assets	2,875	2,513	988
Actuarial assumptions at end of the year:
The principal actuarial assumptions as on March 31, 2011, 2010 and 2009 were as follows:

	March 31, 2011	March 31, 2010	March 31, 2009
Discount rate	8.00% P.a	8.15% P.a	7.95% P.a
Long-term rate of compensation increase	8.00% P.a	8.00% P.a	8.00% P.a
Expected long term rate of return on plan assets	8.00% P.a	8.00% P.a	8.00% P.a
Average future working life time	8.60 years	11.06 years	10.99 years
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
Assumptions regarding future mortality are based on published statistics and mortality tables.
The Group assesses these assumptions with the projected long-term plans of growth and prevalent industry standards.
Historical information

	March 31, 2011	March 31, 2010
Experience adjustment on plan liabilities	8,064	(4,818)
Experience adjustment on plan assets	—	(450)

Contributions: The Group expects to contribute Rs.15,000 (March 31 2010: Rs12,000) to its gratuity fund during the year ending March 31, 2012.

Plan assets: The Gratuity plan’s weighted-average asset allocation at March 31, 2011 and March 31, 2010, by asset category is as follows:

	March 31, 2011	March 31, 2010
Funds managed by insurers	100%	100%
Actuarial gains and losses recognised in other comprehensive income
The amount of actuarial gains and losses recognised in other comprehensive income for the years ending March 31, 2011, 2010 and 2009 are as follows:

	March 31, 2011	March 31, 2010	March 31, 2009
Actuarial gain / (loss)	8,358	5,508	(4,346)

	8,358	5,508	(4,346)

Contributions to defined contribution plans
In accordance with Indian law, all employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and employer make monthly contributions to the plan, each equal to a specified percentage of employee’s basic salary. The Group has no further obligations under the plan beyond its monthly contributions. The Group contributed Rs.53,923 Rs. 55,229 and Rs. 70,354 for the years ended March 31, 2011, 2010 and 2009.
19. Other liabilities

	March 31, 2011	March 31, 2010
Franchisee deposits and other liabilities	163,245	165,800

	163,245	165,800

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
20. Borrowings

	March 31, 2011	March 31, 2010
Current
Term bank loans (Refer note 1 below)	216,000	216,000
Other working capital facilities (Refer note 2 below)	679,542	697,165
Borrowings from others (Refer note 3 below)	140,260	39,681

	1,035,802	952,846

Non current
Term bank loans (Refer note 1 below)	113,880	325,940
Borrowings from others (Refer note 3 below)	148,728	123,484

	262,608	449,424

The Group has borrowings which include:

1.
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

2.
Working capital facilities include Letter of credit discounted, buyer’s credit and foreign currency demand loan. These are secured by pari-passu charge on current assets of the Company and moveable assets of the company, both present and future. Foreign currency demand loan bear an interest of Libor +550 bps. Other working capital borrowings bear interest ranging from 11% to 14% p.a. Such facilities are renewable every year.

3.
Borrowings from others are secured against relevant assets and software. However, the Company is in the process of obtaining no objection certificate from the bank with whom such relevant assets and software are hypothecated.

21. Trade and other payables

	March 31, 2011	March 31, 2010
Trade payables	814,777	989,020
Advance from customers	86,073	37,047
Accrued expenses	808,399	686,452
Other payables	74,139	143,145

	1,783,388	1,855,664

Financial liabilities included in trade and other payables	1,725,907	1,798,764

22. Deferred income
Deferred income includes the following amounts of unearned income:

	March 31, 2011	March 31, 2010
Corporate network/data services	339,549	328,309
Internet access services	28,966	24,941
Other services	44,079	65,316

	412,594	418,566

23. Revenue

	Year ended
	March 31, 2011	March 31, 2010	March 31, 2009
Rendering of services
Service revenue*	5,460,236	5,356,852	5,253,535
Initial franchise fee	10,992	11,369	30,489
Installation service revenue	812,341	288,919	235,116

	6,283,569	5,657,140	5,519,140

Sale of products	603,060	1,053,048	643,021

	6,886,629	6,710,188	6,162,161

*	Including revenue arising from construction contracts (refer note 24)

24. Construction contracts in progress

	Year ended
	March 31, 2011	March 31, 2010	March 31, 2009

Contract revenue recognised for the year ended March 31, 2011	268,064	86,214	—
Aggregate amounts of costs incurred and recognized profits (less recognised losses) upto the reporting date for contracts in progress	109,570	86,124	—
Advances received for contracts in progress	27,860	16,441	—
Gross amount due from customers for contract work presented as an asset	231,090	86,214	—
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
26. Other income

	Year ended
	March 31, 2011	March 31, 2010	March 31, 2009
Duty credit entitlement	38,006	82,486	79,278
Others	34,687	49,303	9,827

	72,693	131,789	89,105

27. Income from legal settlement
During the previous year, the Company received Rs 561,120 in connection with settlement of legal matters. This is pursuant to a legal suit filed by the company in the prior years. The said receipt has been recorded as income form legal settlement in the consolidated statement of income during the year ended March 31, 2010.
28. Selling, general and administrative expenses

	Year ended
	March 31, 2011	March 31, 2010	March 31, 2009
Personnel expenses	561,385	745,067	987,585
Marketing and promotion expenses	394,057	482,554	608,318
Administrative and other expenses*	1,486,357	1,238,770	1,217,522

	2,441,799	2,466,391	2,813,425

*	Includes foreign exchange gain / (loss) of Rs.12,941, Rs.9,397 and Rs.21,320 for the years ended March 31, 2011, 2010 and 2009 respectively.
Under the provisions of the Indian Income-tax Act, 1961, employers are required to pay fringe benefits tax (FBT) on the taxable value of the fringe benefits or privileges or that are provided or deemed to be provided to employees. FBT under the provisions of the Indian Income-tax Act, 1961 is Rs. Nil, Rs Nil, Rs.19,880 for the years ended March 31, 2011, 2010 and 2009 respectively. FBT is withdrawn with effect from April 1, 2009.

29. Personnel expenses

	Year ended
	March 31, 2011	March 31, 2010	March 31, 2009
Salaries and wages	1,211,183	1,269,638	1,532,378
Contribution to provident fund and other funds	77,164	77,197	70,354
Staff welfare expenses	22,296	27,499	38,225
Employee stock compensation expense	10,201	30,589	61,380

	1,320,844	1,404,923	1,702,337

Attributable to cost of goods sold and services rendered	759,459	659,856	714,752
Attributable to selling, general and administration expenses	561,385	745,067	987,585
30. Share-based payments
Share based payments are designed as equity-settled plans. Under the equity settled plans, the Group had issued stock options under Associate Stock Option Plan (ASOP) 1999, ASOP 2000, ASOP 2002, ASOP 2005 and ASOP 2007. Each option entitles the holder to purchase one American Depository Share (ADS) at an exercise price determined by the Compensation committee on the date of the grant. There are no options outstanding in respect of ASOP 1999, ASOP 2000 and ASOP 2002 plan as at April 1, 2009. Our stock option plans are detailed as under:
(i) Associate Stock Option Plan 2005
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
As the number of stock options and the price of those options were made known to each allottee, the Plan has been considered as a fixed price grant. Stock option activity under the ASOP 2005 Plan is as follows:

				Weighted average exercise
No. of options granted, exercised and	Number of options			price in Rs.
forfeited	2011	2010	2009	2011	2010	2009
Outstanding at the beginning of the year	—	—	326,093	—	—	328.84
Granted during the year	—	—	—	—	—	—
Forfeited during the year	—	—	(29,167)	—	—	449.16
Expired during the year	—	—	(296,926)	—	—	317.02
Exercised during the year	—	—	—	—	—	—
Replaced during the year (Refer to notes below)	—	—	—	—	—	—

Outstanding at the end of the year	—	—	—	—	—	—

Vested and exercisable at the end of the year	—	—	—	—	—	—

Weighted average grant date fair value of grants during the year	—	—	—	—	—	—

(ii) Associate Stock Option Plan 2007
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
As the number of stock options and the price of those options were made known to each allottee, the Plan has been considered as a fixed price grant. Stock option activity under the ASOP 2007 Plan is as follows:

		Weighted		Weighted		Weighted
		average		average		average
		exercise	Number	exercise	Number	exercise
	Number	price in	of	price in	of	price in
No. of options granted, exercised	of options	Rs.	options	Rs.	options	Rs.
and forfeited	2011	2011	2010	2010	2009	2009
Outstanding at the beginning of the year	1,078,800	149.21	1,211,900	152.51	1,200,400	157.35
Granted during the year	6,000	74.41	50,000	89.34	142,500	117.46
Replaced (Refer to notes below)	—	—	—	—	—	—
Replacement options granted (Refer to notes below)	—	—	—	—	—	—
Forfeited during the year	(81,801)	152.37	(93,616)	153.58	(131,000)	158.77
Expired during the year	(161,799)	158.52	(88,068)	158.01	—	—
Exercised during the year	—	—	(1,416)	59.02	—	—

Outstanding at the end of the year	841,200	146.58	1,078,800	149.21	1,211,900	152.51

Vested and Exercisable at the end of the year	566,908	151.36	437,210	155.55	185,167	157.35
Weighted average grant date fair value of grants during the year	—	—	—	—	—	71.82

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
The fair value of services received in return for share options granted under ASOP 2007 is based on the fair value of share options granted measured using Black Scholes model, with the following inputs:

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
No. of options granted, exercised and forfeited	2011	2010	2009
Weighted average share price	82.68	99.26	130.41
Weighted average exercise price	74.41	89.34	117.46
Expected volatility	110.5% – 124.7%	115.8% – 136.7%	53.5% – 120.0%
Option life	3 – 4.5 years	3 – 4.5 years	3 – 4.5 years
Expected dividends	—	—	—
Risk-free interest rate	2.61%	2.43% – 2.69%	1.64% – 3.45%
A summary of information about fixed price stock options outstanding as at March 31, 2011 is furnished below:

				Weighted
		Number	Weighted	average	Number	Weighted
	Range of	outstanding at	average	remaining	exercisable at	average
	exercise price	March 31,	exercise price	contractual	March 31,	exercise price
	in Rs.	2011	in Rs.	life	2011	in Rs.
ASOP 2007	51.51-188.32	841,200	146.58	1.00	566,908	151.36

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
The incremental fair value of the stock options replaced was determined by reference to the difference between the fair value of the replaced stock options and the fair value of the cancelled stock options at the date of grant of new stock options. The incremental fair value as a result of such modification in respect of modified options amounted to Rs.20,959 during the year ended March 31, 2008. In respect of modification that has occurred during the vesting period, the incremental fair value granted is included in the measurement of the amount recognised, for services received over the period from the modification date until the date when the modified equity instruments vest, in addition to the amount based on the grant date fair value of the original equity instruments, which is recognised over the remainder of the original vesting period. In respect of the modification that has occurred after vesting date, the incremental fair value granted is recognised immediately or over the vesting period if the employee is required to complete an additional period of service before becoming unconditionally entitled to those modified equity instruments. The incremental cost recognised in respect of such modified options amounted to Rs.2,954, Rs.5,039 and Rs 8,838 for the years ended March 31, 2011, 2010 and 2009 respectively.

The assumptions that were used in arriving at the incremental fair value are as summarized below:

Assumptions	Pre modification	Post modification
Current market price	174.83	174.83
Exercise price	308.34 – 578.38	157.35
Expected term	3 – 4.5 years	3 – 4.5 years
Volatility	53.83% – 77.82%	53.01% – 77.82%
Dividend yield	0%	0%
Discount rate	2.5%	2.5%
31. Financial income and expense

	Year ended
	March 31, 2011	March 31, 2010	March 31, 2009
Interest income on bank deposits	21,360	19,489	116,495
Interest income from leases	—	—	435
Others	24,338	8,505	5,635
Finance income	45,698	27,994	122,565
Interest expense on lease obligations	20,117	16,476	2,243
Bank charges (including letter of credit, bill discounting and buyer’s credit charges)	96,721	100,241	86,216
Interest expense on borrowings	141,784	177,156	163,201
Finance expense	(258,622)	(293,873)	(251,660)

Net finance income / (expense) recognised in profit or loss	(212,924)	(265,879)	(129,095)

32. Earnings / (loss) per share
The calculation of basic earnings / (loss) per share for the years ended March 31, 2011, 2010 and 2009 is based on the earnings / (loss) attributable to ordinary shareholders of Rs. (474,117), Rs 33,051 and Rs.(900,574) respectively and a weighted average number of shares outstanding of 65,149,443, 50,840,358, and 43,350,320 respectively, calculated as follows:

	Year ended
	March 31, 2011	March 31, 2010	March 31, 2009
Net profit / (loss) — as reported	(519,492)	17,027	(900,574)

Weighted average number of shares — basic	63,317,251	50,840,358	43,350,320
Basic earnings / (loss) per share	(8.20)	0.33	(20.77)

Weighted average number of shares — diluted	63,317,251	50,853,293	43,350,320
Diluted earnings / (loss) per share	(8.20)	0.33	(20.77)

Weighted average number of ordinary shares basic

	Year ended March 31,
	2011	2010	2009
Issued fully paid ordinary shares at April 01	53,351,498	42,820,082	42,820,082
Effect of shares issued on exercise of stock options	—	166	—
Effect of partly paid shares (Note 1)	9,965,753	—	530,238
Effect of shares issued consequent to amalgamation of Sify Communications Limited	—	8,020,110	—

Weighted average number of equity shares and equivalent shares outstanding	63,317,251	50,840,358	43,350,320

Weighted average number of ordinary shares diluted

	Year ended March 31,
	2011	2010	2009
Weighted average number of ordinary shares (basic)	63,317,251	50,840,358	43,350,320

Effect of stock options	—	12,935	—

Weighted average number of equity shares outstanding (diluted)	63,317,251	50,853,293	43,350,320

As the Company incurred a net loss attributable to ordinary shareholders for the years ended March 31, 2011 and 2009, 841,200 and 1,211,900 ordinary shares arising out of potential exercise of outstanding stock options as at March 31, 2011 and 2009 were not included in the computation of diluted earnings per share, as their effect was anti-dilutive.

Note 1:
During the year, 125,000,000 ordinary shares were issued to the existing promoter group on a private placement basis. As of March 31, 2011, these shares were partly paid up to the extent of Rs 2.50 per share. Refer note 16 to the consolidated financial statements.

33. Operating leases
The Group leases office buildings and other equipment under operating lease arrangements that are renewable on a periodic basis at the option of both the lessor and the lessee. Some of the leases include rent escalation clauses. Rental expenses under these leases were Rs.326,507, Rs.329,332 and Rs.336,899 for the years ended March 31, 2011, 2010 and 2009 respectively. The schedule of future minimum rental payments in respect of operating leases is set out below:
As at March 31, 2011

		Less		More than 5
Lease obligations	Total	than 1 year	1-5 years	years
Non-cancellable operating lease obligations	1,884,543	105,693	588,973	1,189,877
As at March 31, 2010

		Less		More than 5
Lease obligations	Total	than 1 year	1-5 years	years
Non-cancellable operating lease obligations	1,608,509	119,871	407,890	1,080,748
Non-cancellable obligations towards proposed lease *	2,423,554	22,850	520,808	1,879,896

*	For details on proposed lease, refer Note 37 on related parties.
34. Segment reporting
The primary operating segments of the Group are:
•	Corporate network/data services, which provides Internet, connectivity, security and consulting, hosting and managed service solutions;

•	Internet access services, from homes and through cybercafés,

•	Online portal services and content offerings; and

•	Other services, such as development of e-learning software.

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
International and national bandwidth is allocated based on actual usage at an agreed methodology between corporate and retail businesses. The infrastructure costs are accumulated and allocated to retail through agreed transfer price. The Group believes that the resulting allocations are reasonable.
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
The Group’s operating segment information for the years ended March 31, 2011, 2010 and 2009, are presented below:
Year ended March 31, 2011

	Corporate
	network /	Internet	Online	Consumer
	data	access	portal	one	Other
	services	services	services	(Sub-total)	services	Total
		A	B	A+B
Segment revenue	5,671,909	403,925	122,441	526,366	688,354	6,886,629
Allocated segment expenses	(4,026,865)	(539,404)	(100,059)	(639,463)	(536,176)	(5,202,504)
Impairment loss on intangibles	—	—	(1,857)	(1,857)	—	(1,857)

Segment operating income / (loss)	1,645,044	(135,479)	20,525	(114,954)	152,178	1,682,268
Unallocated expenses:
Cost of goods sold						(525,024)
Selling, general and administrative expenses						(980,354)
Depreciation and amortization						(685,836)
Other income / (expense), net						72,693
Finance income						45,698
Finance expenses						(201,969)
Share of profit of equity accounted investee						73,032

Profit / (loss) before tax						(519,492)

Income tax (expense) / benefit						—

Profit / (loss) for the year						(519,492)

Year ended March 31, 2010

	Corporate
	network /	Internet	Online	Consumer
	data	access	portal	one	Other
	services	services	services	(Sub-total)	services	Total
		A	B	A+B
Segment revenue	5,335,268	713,929	130,842	844,771	530,149	6,710,188
Allocated segment expenses	(3,929,727)	(757,431)	(140,966)	(898,397)	(406,063)	(5,234,187)
Impairment loss on intangibles including goodwill	—	—	(47,269)	(47,269)	—	(47,269)

Segment operating income / (loss)	1,405,541	(43,502)	(57,393)	(100,895)	124,086	1,428,732
Unallocated expenses:
Cost of goods sold						(477,807)
Selling, general and administrative expenses						(936,842)
Depreciation and amortization						(656,797)
Other income / (expense), net						131,789
Income from legal settlement						561,120
Finance income						27,994
Finance expenses						(223,990)
Share of profit of equity accounted investee						91,135

Profit / (loss) before tax						(54,666)
Income tax (expense) / benefit						81,479

Profit / (loss) for the year						26,813

Year ended March 31, 2009

	Corporate
	network /	Internet	Online	Consumer
	data	access	portal	one	Other
	services	services	services	(Sub-total)	services	Total
		A	B	A+B
Segment revenue	4,305,235	1,128,182	177,324	1,305,506	551,420	6,162,161
Allocated segment expenses	(2,842,889)	(1,295,332)	(220,967)	(1,516,299)	(473,008)	(4,832,196)
Impairment loss on goodwill	—	—	(15,200)	(15,200)	—	(15,200)

Segment operating income / (loss)	1,462,346	(167,150)	(58,843)	(225,993)	78,412	1,314,765
Unallocated expenses:
Cost of goods sold						(484,478)
Selling, general and administrative expenses						(1,130,221)
Depreciation and amortization						(498,872)
Other income / (expense), net						89,105
Finance income						122,565
Finance expenses						(231,539)
Share of profit of equity accounted investee						64,091

Profit / (loss) before tax						(754,584)
Income tax (expense) / benefit						(97,049)

Profit / (loss) for the year						(851,633)

Year Reconciliations

		Selling, general
		and
		administrative
	Cost of goods sold	expenses	Finance expenses	Total
Year ended March 31, 2011
Allocated segment expenses	3,684,406	1,461,445	56,653	5,202,504
Unallocated segment expenses	525,024	980,354	201,969
Total as per income statement	4,209,430	2,441,799	258,622

Year ended March 31, 2010
Allocated segment expenses	3,618,731	1,545,573	69,883	5,234,187
Unallocated segment expenses	477,807	936,842	223,990
Total as per income statement	4,096,538	2,482,415	293,873

Year ended March 31, 2009
Allocated segment expenses	3,128,871	1,683,204	20,121	4,832,196
Unallocated segment expenses	484,478	1,130,221	231,539
Total as per income statement	3,613,349	2,813,425	251,660

Geographic segments
The Group has two geographic segments India and rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

		Rest of the
Description	India	world	Total
Revenues
Year ended March 31, 2011	4,495,801	2,390,828	6,886,629
Year ended March 31, 2010	4,950,352	1,759,836	6,710,188
Year ended March 31, 2009	5,071,137	1,091,024	6,162,161
The Group does not disclose information relating to non-current assets located in India and rest of the world as the necessary information is not available and the cost to develop it would be excessive.
35. Contingencies
a)
During the previous years, the Group had received assessment orders from the Income-tax Department of India for various financial years disallowing certain expenditure like bandwidth charges and foreign currency payments for non-deduction of withholding taxes. The Company appealed against those order before Commissioner of Income Tax (Appeals) (CIT(A)) and received favourable orders. The department has filed appeals before Income Tax Appellate Tribunal (ITAT) disputing CIT(A) orders. The group believes that the appeal by the department is not sustainable and consequently no loss contingency is necessary as at March 31, 2011. Income tax claims against the company as at March 31, 2011 amounted to Rs. 84,981 (March 31, 2010: Nil)

b)	Contingencies due to certain service tax claims as at March 31, 2011 amounted to Rs 243,610 (March 31, 2010: Rs. 33,280).

c)
Additionally, the Group is also involved as a party to lawsuits, claims and proceedings, which arise in the ordinary course of business. The Group does not foresee any material contingency out of the pending issues.

d)
The Group during the year ended March 31, 2009 entered into a contract with Emirates Integrated Telecom for the construction and supply of capacity from the Europe India Gateway. As per the contract with Emirates, the Group is required to pay its share of decommissioning costs if any that may arise in the future. No provision has been made by the Group for such decommissioning costs as the amount of provision cannot be measured reliably as at March 31, 2011.

d)	In respect of contingencies arising on legal proceedings, refer Note 36.
36. Legal proceedings
(b)
The Group and certain of its officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in the Sify’s initial public offering of American Depositary Shares as defendants. This class action is brought on behalf of a purported class of purchasers of the Sify’s ADSs from the time of the Sify’s Initial Public Offering (“IPO”) in October 1999 through December 2000. The central allegation in this action is that the underwriters in the Sify’s IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased the Sify’s ADSs in the IPO and the aftermarket. The complaint also alleges that Sify violated the United States Federal Securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits.

In July 2002, an omnibus motion to dismiss all complaints against issuers and individual defendants affiliated with issuers was filed by the entire group of issuer defendants in these similar actions. In October 2002, the cases against the Sify’s executive officers who were named as defendants in this action were dismissed without prejudice. In February 2003, the court in this action issued its decision on defendants’ omnibus motion to dismiss. This decision denied the motion to dismiss the Section 11 claim as to Sify and virtually all of the other issuer defendants. The decision also denied the motion to dismiss the Section 10(b) claim as to numerous issuer defendants, including Sify. On June 26, 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against the Sify and over 300 other issuers who went public between 1998 and 2000, announced a proposed settlement with Sify and the other issuer defendants. The proposed settlement provided that the insurers of all settling issuers would guarantee that the plaintiffs recover $1 billion from non-settling defendants, including the investment banks who acted as underwriters in those offerings. In the event that the plaintiffs did not recover $1 billion, the insurers for the settling issuers would make up the difference. This proposed settlement was terminated on June 25, 2007, following the ruling by the United States Court of Appeals for the Second Circuit on December 5, 2006, reversing the District Court’s granting of class certification.

On August 14, 2007, the plaintiffs filed Amended Master Allegations. On September 27, 2007, the Plaintiffs filed a Motion for Class Certification. Defendants filed a Motion to Dismiss the focus cases on November 9, 2007. On March 26, 2008, the Court ruled on the Motion to Dismiss, holding that the plaintiffs had adequately pleaded their Section 10(b) claims against the Issuer Defendants and the Underwriter Defendants in the focus cases. As to the Section 11 claim, the Court dismissed the claims brought by those plaintiffs who sold their securities for a price in excess of the initial offering price, on the grounds that they could not show cognizable damages, and by those who purchased outside the previously certified class period, on the grounds that those claims were time barred. This ruling, while not binding on the Sify’s case, provides guidance to all of the parties involved in this litigation. On October 2, 2008, plaintiffs requested that the class certification motion in the focus cases be withdrawn without prejudice. On October 10, 2008, the Court signed an order granting that request. On April 2, 2009, the parties lodged with the Court a motion for preliminary approval of a proposed settlement between all parties, including Sify and its former officers and directors. The proposed settlement provides the plaintiffs with $586 million in recoveries from all defendants. Under the proposed settlement, the Issuer Defendants collectively would be responsible for $100 million, which would be paid by the Issuers’ insurers, on behalf of the Issuer Defendants and their officers and directors.

Accordingly, any direct financial impact of the proposed settlement is expected to be borne by the Sify’s insurers. On June 12, 2009, the Federal District Court granted preliminary approval of the proposed settlement. On October 6, 2009, the District Court issued an order granting final approval of the settlement. Subsequent to the final approval of Settlement agreement by the District court, there are several notices of appeal filed. Most were filed by the same parties that objected to the settlement in front of the District Court. These will likely be consolidated into a single appeal and briefing schedule will be provided shortly. Any direct financial impact of the preliminary approved settlement is expected to be borne by the Sify’s insurers. Sify believes, the maximum exposure under this settlement is approximately USD 338,983, an amount which it believes is fully recoverable from the it’s insurers.

b)	Proceedings before Department of Telecommunications
(ii)	License fees
•
On October 12, 2009 (as later clarified by the DoT), the Department of Telecommunications (‘DOT’) raised a demand on the Company for INR 14 million after correcting the arithmetical error in the Assessment letter.

•	On February 26, 2010 DOT raised a demand on Sify Communications (erstwhile subsidiary merged with this Company) for INR 26 million.

The above demands were made by the DoT on the premise that all amounts of income (whether direct or indirect) including certain items like other income, interest on deposits, gain on foreign exchange fluctuation, profit on sale of assets & provision written back, that have not got anything to do with telecom operations of the Company or arise in connection with the Telecom business of the Company, are to be considered as income for the purpose of calculation of the license fee.

The Company has responded to the above demand notices stating that the above demands are not tenable as the demands were not in accordance with the Telecom Disputes Settlement & Appellate Tribunal (‘TDSAT’) Order, in which Order the TDSAT has clarified in its order that the items of income which are liable for license fee and items of income on which license fees are not liable to be paid. The TDSAT Order however has been challenged and is presently pending before the Supreme Court. Till such time the Supreme Court pronounces its final verdict on this case, the TDSAT Order continues to be in force and the Company currently continues to pay the license fee in accordance with the TDSAT Order. The Company believes that it has adequate legal defenses for these demands and the ultimate outcome of these actions will not have a material adverse effect on the Company.

(ii) In November 2009, the Company received a demand notice pertaining to the allocation of spectrum in the 3.3-3.4 GHz frequency, from DoT, demanding INR 345 million (US $7.68 million) towards spectrum charges payable from the date of issue of allocation letter for 170 Base Stations. As per the notice, in case no payment is received within 15 days from the date of issue of the notice, then it would be presumed that the Company is no longer interested for the frequency assignments in 3.3-3.4 GHz band.

Whilst the Company received allotment letter for Spectrum in 3.3 GHz band (3303.5/3353.5 MHz) (Total 12 MHz) the Company had neither started any operations in this frequency band nor had applied for any Operating License from DOT/ Wireless Planning Commission (WPC). Sify believes that the obligation to make payment will arise only after obtaining the operating license from DOT/WPC. It also believes that it has adequate legal defences for these demands, as the Company has not yet obtained any operative license, hence such demand is not tenable. Nevertheless, the Company has as a commitment to hold and use the spectrum in the above band has paid INR 11.56 million towards 40 Base Stations and has surrendered the remaining 130 Base Stations. The Company believes that the ultimate outcome of these actions will not have a material adverse effect.

c)
The Group is party to additional legal actions arising in the ordinary course of business. Based on the available information, as at March 31, 2011, Sify believes that it has adequate legal defences for these actions and that the ultimate outcome of these actions will not have a material adverse effect. However in the event of adverse judgement in all these cases, the maximum financial exposure would be Rs 9,051 (March 31, 2010: Rs 9,051).

37. Related parties
The related parties where control / significant influence exists are subsidiaries and associates. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director whether executive or otherwise. Key management personnel includes the board of directors and other senior management executives. The other related parties are those with whom the Group has had transaction during the years ended March 31, 2011, 2010 and 2009 are as follows:

	Country	% of Ownership interest
	of	March 31,	March 31,
Particulars	incorporation	2011	2010
Holding Company
Raju Vegesna Infotech & Industries Private Limited (Refer note 16 and note 42)		—	—
Subsidiaries
Sify International Inc.	USA	100	100
Sify Software Limited (Formerly Sify Networks Private Limited)	India	100	100
Sify Technologies (Singapore) Pte. Limited (Incorporated on December 7, 2009)	Singapore	100	100
Associates
MF Global-Sify Securities India Private Limited	India	29.85	29.85
Others (Entities in which the Key Management Personnel have controlling interest / significant influence and relatives of Key Management Personnel)
Radhika Vegesna	India	—	—
Server Engines LLC	USA	—	—
Server Engines India Private Limited	India	—	—
VALS Developers Private Limited	India	—	—
Infinity Satcom Universal Private Limited	India	—	—

The following is a summary of the related party transactions for the year ended March 31, 2011:

				Key
	Holding			Management
Transactions	Company	Associates	Others	Personnel***
Consultancy services received	—	—	—	240
Sitting fees paid	—	—	—	1,200
Salaries and other short term benefits	—	—	—	40,328
Contributions to defined contribution plans	—	—	—	1,913
Share based payment transactions	—	—	—	4,226
Issue of shares on private placement basis**	1,000,000	—	—	—
Advance lease rentals and refundable deposits refunded	—	—	282,825	—
Refundable lease deposit paid****	—	—	2,558	—
Lease rentals paid****	—	—	2,558	—
Amount of outstanding balances
Debtors	—	—	—	—
Advance lease rentals and refundable deposits made****	—	—	2,558	—
The following is a summary of the related party transactions for the year ended March 31, 2010:

			Key
			Management
Transactions	Associates	Others	Personnel***
Consultancy services received	—	—	240
Sitting fees paid	—	—	1,240
Salaries and other short term benefits	—	—	52,441
Contributions to defined contribution plans	—	—	2,427
Share based payment transactions	—	—	9,486
Issuance of shares on amalgamation of erstwhile Sify Communications limited with Sify Technologies limited	—	842,837	—
Amount of outstanding balances
Debtors	—	—	—
Advance lease rentals and refundable deposits made*	—	282,825	—
The following is a summary of the related party transactions for the year ended March 31, 2009:

			Key
			management
Transactions	Associates	Others	personnel***
Sale of goods / services	6,600	734	—
Advance lease rentals and refundable deposits made*	—	282,825	—
Consultancy services received	—	—	240
Sitting fees paid	—	—	1,220
Salaries and other short term benefits	—	—	50,672
Contributions to defined contribution plans	—	—	2,389
Share based payments	—	—	33,579
Amount of outstanding balances
Debtors	524	174	—
Advance lease rentals and refundable deposits made*	—	282,825	—

*
Represents deposits made to VALS Developers Private Limited (“VALS”).VALS was owned and controlled by Raju Vegesna Infotech & Industries Private Limited, in which Mr. Raju Vegesna, our principal share holder and Chief Executive Officer, was holding 94.66% equity in his personal capacity. During the year ended March 31, 2009, Sify entered into an agreement for Sub Lease with VALS Developers Private Limited to take on lease on long term basis the proposed building which is in the process of being constructed. The lease agreement, when final and executed, was expected to have an initial non-cancellable term of 5 years, with a further option for Sify to renew or cancel the lease for the incremental five year terms. In terms of this Agreement for Sub Lease, Sify has paid a security deposit of Rs.125,700 and advance rental of Rs.157,125 to VALS. As per the terms of the

Sub Lease, the security deposit will be refunded at the end of lease term and the advance rental would be adjusted over a period of 15 months from the commencement of the lease. On October 30, 2010,with the consent of VALS, the Board of Directors have cancelled the Agreement for Sub lease and has decided to acquire the building along with land directly through acquisition of Pace Info Com Park Private Limited (PACE), an unrelated third party, which is the owner of the land and building for total consideration of Rs.1,140,000. The above deposits would be adjusted against the consideration payable for acquiring the shares of PACE. To give effect to the above, the company has entered into an amendment Agreement with all concerned parties and VALS has assigned its rights and obligations to the company and the company paid Rs.400,000 as part consideration for the above purchase. Subsequently on May 24, 2011 and on June 9, 2011, the company has paid a further sum of Rs.50,000 each as part consideration for the above purchase. On September 28, 2011, the company has paid a further sum of Rs.127,000 as per terms of MoU and are in the process of acquiring the shares of PACE through Hermit Projects Private Limited.

**	Also refer note 16 in relation to transactions relating to issue of equity shares on private placement basis to Raju Vegesna Infotech & Industries Private Limited.

***
Some of the key management personnel of the Group are also covered under the Group’s gratuity plan along with other employees of the Group. Proportionate amounts of gratuity accrued under the gratuity plan have not been separately computed or included in the above disclosure.

****
The company has entered into a lease agreement with Ms Radhika Vegesna, Daughter of Mr. Ananda Raju Vegesna, Executive Director of the company, to lease the premises owned by her for a period of three years effective June 1, 2010 on a rent of Rs.256 per month and payment of refundable security deposit of Rs.2,558. This arrangement will be automatically renewed for a further period of two blocks of three years with all the terms remaining unchanged.

38. Financial instruments
Financial instruments by category
The carrying value and fair value of financial instruments by each category as at March 31, 2011 were as follows:

			Financial
			assets /
			liabilities
			at fair
			value
			through		Other	Total
		Loans and	profit and	Available	financial	carrying	Total fair
Particulars	Note	receivables	loss	for sale	liabilities	value	value
Assets
Cash and cash equivalents	8	543,097	—	—	—	543,097	543,097
Other assets	10	212,969	—	—	—	212,969	212,969
Trade receivables	13	1,839,966	—	—	—	1,839,966	1,839,966
Other receivables	13	354,115	—	—	—	354,115	354,115
Other investments	15	—	—	160	—	160	160
Liabilities
Bank overdraft	8	—	—	—	678,091	678,091	678,091
Finance lease liabilities	17	—	—	—	188,253	188,253	188,253
Other liabilities	19	—	—	—	163,245	163,245	163,245
Borrowings from banks	20	—	—	—	1,009,422	1,009,422	1,009,422
Borrowings from others	20	—	—	—	288,988	288,988	288,988
Trade and other payables	21	—	—	—	1,725,907	1,725,907	1,725,907

The carrying value and fair value of financial instruments by each category as at March 31, 2010 were as follows:

			Financial
			assets /
			liabilities
			at fair
			value
			through		Other	Total
		Loans and	profit and	Available	financial	carrying	Total fair
Particulars	Note	receivables	loss	for sale	liabilities	value	value
Assets
Cash and cash equivalents	8	878,698	—	—	—	878,698	878,698
Other assets	10	249,744	—	—	—	249,744	249,744
Trade receivables	13	1,912,348	—	—	—	1,912,348	1,912,348
Other receivables	13	315,835	—	—	—	315,835	315,835
Derivative financial instruments	13	—	6,998	—	—	6,998	6,998
Liabilities
Bank overdraft	8	—	—	—	1,060,284	1,060,284	1,060,284
Finance lease liabilities	17	—	—	—	201,317	201,317	201,317
Other liabilities	19	—	—	—	165,800	165,800	165,800
Borrowings from banks	20	—	—	—	1,239,105	1,239,105	1,239,105
Borrowings from others	20	—	—	—	163,165	163,165	163,165
Trade and other payables	21	—	—	—	1,798,764	1,798,764	1,798,764
Details of financial assets pledged as collateral
The carrying amount of financial assets as March 31, 2011 and 2010 that the Group has provided as collateral for obtaining borrowings and other facilities from its bankers are as follows:

	March 31, 2011	March 31, 2010
Cash and cash equivalents	543,097	878,698
Other assets	212,969	249,744
Trade receivables	1,839,966	1,912,348
Other receivables	354,115	315,835

	2,950,147	3,356,625

Derivative financial instruments
Foreign exchange forward contracts and options are purchased to mitigate the risk of changes in foreign exchange rates associated with certain payables, receivables and forecasted transactions denominated in certain foreign currencies. These derivative contracts do not qualify for hedge accounting under IAS 39, and are initially recognised at fair value on the date the contract is entered into and subsequently re-measured at their fair value. Gains or losses arising from changes in the fair value of the derivative contracts are recognised immediately in profit or loss. The counterparties for these contracts are generally banks or financial institutions. The following table gives details in respect of the notional amount of outstanding foreign exchange and option contracts as on March 31, 2011 and 2010:

As of
	March 31, 2011	March 31, 2010
Forward contracts
In U.S. Dollars (Sell)	—	—
In U.S Dollars (Buy)	—	—
Option contracts
In U.S Dollars (Sell)	—	67,710
In U.S Dollars (Buy)	—	—
The Company recognized a net gain on derivative financial instruments of Rs. Nil for the year ended March 31, 2011 and a net gain of Rs.6,998 during the year ended March 31, 2010 and a net gain of Rs.2,997 during the year ended March 31, 2009.

The forward exchange contracts and option contracts mature between one and twelve months. The table below summarizes the notional amounts of derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

	As of
	March 31, 2011	March 31, 2010
Sell:
Not later than one month	—	33,855
Later than one month and not later than three months	—	33,855
Later than three months and not later than six months	—	—
Later than six months and not later than one year	—	—

	—	67,710

As of
	March 31, 2011	March 31, 2010
Buy:
Not later than one month	—	—
Later than one month and not later than three months	—	—
Later than three months and not later than six months	—	—
Later than six months and not later than one year	—	—

	—	—

Interest, (expenses), gains and (losses) recognized on financial assets and liabilities
Recognised in profit or loss

	Year ended
	March 31, 2011	March 31, 2010	March 31, 2009
Loans and receivables
Interest income on bank deposits	21,360	19,489	116,495
Interest income from leases	—	—	435
Interest income from other loans and receivables	3,871	8,505	5,635
Impairment loss of trade receivables	(161,922)	(121,987)	(84,346)
Impairment loss on finance lease receivables	—	—	(6,929)

Financial assets at fair value through profit or loss
Net change in fair value of derivative financial instruments	—	6,998	2,997

Other financial liabilities
Interest expenses on lease obligations	(20,117)	(16,476)	(2,243)
Interest expenses on borrowings from banks, others and overdrafts	(161,897)	(177,156)	(163,201)
Recognised directly in other comprehensive income

	Year ended
	March 31, 2011	March 31, 2010	March 31, 2009
Net change in fair value of available-for-sale financial assets	—	—	(5,361)
39. Financial Risk Management
The Group has exposure to the following risks from its use of financial instruments:
•	Credit risk

•	Liquidity risk

•	Market risk

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
Exposure to credit risk
The gross carrying amount of financial assets, net of any impairment losses recognized represents the maximum credit exposure. The maximum exposure to credit risk as at March 31, 2011 and 2010 was as follows:

	March 31, 2011	March 31, 2010
Cash and cash equivalents	543,097	878,698
Other assets	212,969	249,744
Trade receivables	1,839,966	1,912,348
Other receivables	354,115	315,835
Derivative financial instruments	—	6,998
Other investments	160	—

	2,950,307	3,363,623
Financial assets that are past due but not impaired
There is no other class of financial assets that is past due but not impaired other than trade receivables. The age analysis of trade receivables have been considered from the date of invoice. The ageing of trade receivables, net of allowances that are past due, is given below:

Period (in days)	March 31, 2011	March 31, 2010
Past due 181 - 270 days	143,919	160,979
Past due 271 - 365 days	50,796	29,346
More than 365 days	97,596	114,932

	292,311	305,257

See note 13 for the activity in the allowance for impairment of trade account receivables.
Financial assets that are not past due
Cash and cash equivalents, other assets, other receivables and finance lease receivables are neither past due nor impaired. Of the total trade receivables that are not past due as at March 31, 2011 amounting to Rs.1,329,698 (March 31, 2010: Rs.1,627,059) impairment to the extent of Rs Nil (March 31, 2010: 19,968) has been recorded.
Details of collateral and other credit enhancements held

	March 31, 2011	March 31, 2010
Security deposits received for internet access services	7,432	16,236

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
The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:
As at March 31, 2011

	Carrying	Contractual
	amount	cash flows	0-12 months	1-3 years	3-5 years
Non-derivative financial liabilities
Bank overdrafts	678,901	678,901	678,901	—	—
Finance lease liabilities	188,253	247,354	65,148	123,922	58,284
Other liabilities	163,245	163,245	163,245	—	—
Borrowing from banks	1,009,422	1,044,455	930,067	114,388	—
Borrowings from others	288,988	368,794	175,730	158,431	34,633
Trade and other payables	1,725,907	1,725,907	1,725,907	—	—

	4,054,716	4,228,656	3,738,998	396,741	92,917

As at March 31, 2010

	Carrying	Contractual
	amount	cash flows	0-12 months	1-3 years	3-5 years
Non-derivative financial liabilities
Bank overdrafts	1,060,284	1,060,284	1,060,284	—	—
Finance lease liabilities	201,317	247,354	65,148	123,922	58,284
Other liabilities	165,800	165,800	165,800	—	—
Borrowing from banks	1,239,105	1,333,922	972,962	360,960	—
Borrowings from others	163,165	207,828	57,041	91,247	59,540
Trade and other payables	1,798,764	1,798,764	1,798,764	—	—

	4,628,435	4,813,952	4,119,999	576,129	117,824

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

The Group’s exposure to foreign currency risk as at March 31, 2011 was as follows:

	All amounts in respective currencies as mentioned (in thousands)
	USD	CAD	CHF	Euro	GBP	DHS	HKD	AED	SGD
Cash and cash equivalents	495	—	—	—	—	—	—
Trade receivables	9,700	4	522	20	116	1	—	1	2
Trade payables	(5,688)	—	(18)	(301)	(1)	(32)	(10)	(25)	(83)
Gross balance sheet exposure	4,507	4	504	(281)	115	(31)	(10)	(24)	(81)
Forward exchange / option contracts	—	—	—	—	—	—	—	—	—
Net exposure	—	—	—	—	—	—	—	—	—
The Group’s exposure to foreign currency risk as at March 31, 2010 was as follows:

	All amounts in respective currencies as mentioned (in thousands)
	USD	CAD	CHF	Euro	GBP	DHS	HKD
Cash and cash equivalents	1,198	—	—	—	—	—	—
Trade receivables	8,869	168	209	32	96	1	—
Trade payables	(4,764)	—	—	(31)	(12)	—	(11)
Gross balance sheet exposure	5,303	168	209	1	84	1	(11)
Forward exchange / option contracts	(1,500)	—	—	—	—	—	—
Net exposure	3,803	168	209	1	84	1	(11)
Sensitivity analysis
A 10% strengthening of the rupee against the respective currencies as at 31 March 2011 and 2010 would have increased / (decreased) other comprehensive income and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2010.

	Other
	comprehensive
	income	Profit or loss
March 31, 2011	—	(21,063)
March 31, 2010	—	(19,367)
A 10% weakening of the rupee against the above currencies as at March 31, 2011 and 2010 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.
Interest Rate Risk: Interest rate risk is the risk that an upward movement in interest rates would adversely affect the borrowing costs of the group.

Profile
At the reporting date the interest rate profile of the Group’s interest —bearing financial instruments were as follows:

	Carrying amount
	March 31, 2011	March 31, 2010
Fixed rate instruments
Financial assets
- Fixed deposits with banks	84,765	531,192

Financial liabilities
- Borrowings from banks	529,437	697,165
- Borrowings from others	288,988	163,165

Variable rate instruments
Financial liabilities
- Borrowings from banks	326,000	541,940
- Bank overdrafts	678,901	1,060,284
Fair value sensitivity for fixed rate instruments
The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss, and the Group does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model. Therefore a change in interest rates at the reporting date would not affect profit or loss.
Cash flow sensitivity for variable rate instruments
An increase of 100 basis points in interest rates at the reporting date would have increased / (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis has been performed on the same basis as 2010.

	Equity	Profit or loss
March 31, 2011	—	(10,049)
March 31, 2010	—	(16,022)
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

41. IPO listing
The Ministry of Finance of the Government of India (‘MoF’) issued a press release dated March 31, 2006, making amendments to the ‘Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme 1993’ (‘the Scheme’). The amendments included a statement that unlisted Companies which had accessed FCCBs, ADR/GDRs in terms of guidelines of May 22, 1998 and are not making profit, be permitted to comply with listing condition on the domestic stock exchanges within three years of having started making profit. Further, the press release states that no fresh issues of FCCBs, ADR/GDRs by such companies will be permitted without listing first in the domestic exchanges. Since the Company has made one time book profits in the financial year 2006-07, the Company has applied to MoF through its letter dated September 10, 2009, requesting the MOF:
i.	to provide extension of time for listing the shares in the Indian stock exchanges

ii.	to grant a special permission to issue shares on rights basis to the existing shareholders
On November 9, 2009, the MoF has informed that the Company’s request was not in accordance with the existing policy. The Company again on March 4, 2010 has applied to MoF reiterating its previous request which was not favourably considered. The Company, based on a legal opinion obtained from its legal counsel, believes that there are no financial implications that would arise in connection with said press release by MoF.
42. Subsequent events
(i) Transfer of shares among the Existing Promoter Group
On August 4, 2010, the Board of Directors of the Company approved the issuance, in a private placement, of upto an aggregate of 125,000,000 of the Company’s equity shares, par value Rs.10 per share (“Equity shares”), for an aggregate purchase price of Rs.4,000,000 (approximately US $86 million), to a group of investors affiliated with the Company’s promoter group, including entities affiliated with Mr Raju Vegesna, the Company’s Chief Executive officer and Managing Director and Mr. Ananda Raju Vegesna, Executive and brother of Mr Raju Vegesna (the “Offering”). The Company’s shareholders approved the terms of the Offering at the Company’s Annual General Meeting held on September 27, 2010.
On October 22 2010, the Company entered into a Subscription Agreement with Mr. Ananda Raju Vegesna, acting as representative (the “Representative”) of the purchasers in connection with the Offering. In pursuance of the Agreement, the Company issued and allotted 125,000,000 equity shares to M/s Raju Vegesna Infotech and Industries Private Limited (“RVIIPL”), a promoter group company. In accordance with Indian law, the purchase price is to be paid at such time as determined by Board of Directors of the Company. During the year, RVIIPL has paid a sum of Rs.1,000,000 (US$22.40 million) towards share capital and share premium making the shares partly paid up to the extent of Rs.2.50 per share.
On August 14, 2011, the Company received a letter from RVIIPL expressing its intention to transfer the above partly paid shares to its wholly owned subsidiary M/s Ramanand Core Investment Company Private limited (“RCICPL”). The Company, on August 26, 2011, registered such transfer of partly paid shares in the name of RCICPL.
Until the full purchase price is paid by the purchasers, the Company retains a lien on the equity shares purchased in connection with the Offering. The unpaid portion of the equity shares issued in the Offering do not have any voting rights and are not entitled to dividends, if declared. As of the date of this Annual Report, Mr. Vegesna has paid for half of the shares of the subscription. The Board of Directors has the sole discretion as to the timing to require Mr. Vegesna to pay the balance of the subscription price. The above transfer of shares does not change the beneficial holding of Mr. Raju Vegesna in the outstanding equity shares of the Company.

(ii) Capital infusion by the Existing Promoter Group
Subsequently on July 29, 2011, the Company has made the first call amount of Rs 8 per share (Rs.2.50 towards share capital and Rs.5.50 towards share premium) aggregating to Rs1,000,000 (US$22.40 million) which was payable on or before August 29, 2011.
Consequent to the transfer of 125,000,000 equity shares from to M/s Raju Vegesna Infotech and Industries Private Limited to M/s Ramanand Core Investment Company Private Limited (RCICPL), the above call money of Rs.1,000,000 was paid by RCICPL on August 29, 2011.
(iii) Amendment to the Subscription Agreement with Existing Promoter Group
The Company entered into a subscription agreement, dated as of October 22, 2010, with Ananda Raju Vegesna, acting as representative (the “Representative”) of the purchasers (the “Subscription Agreement”). The purchasers are entities and affiliates of Raju Vegesna, the Chief Executive Officer and Managing Director of the Company. The Representative is the Executive Director of the Company and the brother of Raju Vegesna.
The Subscription Agreement provided for the issuance of 125,000,000 of the Company’s equity shares, par value Rs. 10 per share (the “Equity Shares”). Pursuant to the Subscription Agreement and in accordance with Indian law, the subscription price for the Equity Shares issuable pursuant to the Subscription Agreement was to be paid by the purchasers in installments, as determined by the Board of Directors of the Company, on or prior to September 26, 2011. The Board of Directors, in accordance with the Subscription Agreement, called upon the purchasers to pay to the extent of 50% of the subscription amount aggregating to Rs.2,000,000 or approximately $44.79 million, which has been paid in full by the purchasers.
Subsequently, on September 7, 2011, the parties entered into an amendment to the Subscription Agreement (the “Amendment”) extending the validity of the agreement period to September 26, 2013. This Amendment provides the Board of Directors of the Company with additional time to call upon the purchasers to pay the balance money, in accordance with the terms of the Subscription Agreement, at any time before September 26, 2013.

MF Global Sify Securities India Private Limited
IFRS Consolidated Financial Statements
As at March 31, 2011 and 2010 and for the year ended March 31, 2011, 2010 and 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of MF Global Sify Securities India Private Limited
In our opinion, the accompanying Consolidated Statement of Balance Sheet, and the related Consolidated Income Statement, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flow (collectively “consolidated financial statements) present fairly, in all material respects, the financial position of MF Global Sify Securities India Private Limited and its subsidiaries (collectively “the Company”) at March 31, 2011 and the results of their operations and their cash flows for the year ended March 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
Without qualifying our opinion, we draw your attention to Note 26 to the consolidated financial statements, which describes the uncertainty related to the outcome of the ongoing discussions between the Company’s shareholders concerning the reconsideration of certain costs charged to the Company by MF Global Holdings Limited and its affiliated and associated group companies for the two years ended March 31, 2008 and March 31, 2009.
We conducted our audit of these consolidated financial statements for the year ended March 31, 2011 in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.
ASA & ASSOCIATES
Independent Registered Public Accounting Firm
Mumbai , India
October 11, 2011

MF Global Sify Securities India Private Limited
(All amounts in Indian Rupees thousands, except as otherwise stated)
Consolidated Statement of Balance Sheet

		As at March 31,
	Note	2011	2010
ASSETS
Cash and bank balance	11	281,486	148,213
Cash-restricted	12	2,959,063	2,489,847
Interest bearing deposits with bank	13	93,362	295,659
Receivable from broker-dealers and clearing organizations	9	18,580	65,884
Receivable from customers (net of provision of Rs. 60,600 and Rs. 22,300 respectively)	8	447,770	437,207
Available-for-sale securities:
Marketable, at market value	14	40,776	877
Not readily marketable (at estimated fair value)	14	92,868	11,447
Deposits with clearing organizations		173,783	110,969
Interest accrued but not due		67,124	71,443
Other assets	10	245,800	220,282
Intangible assets:
Computer software	5.1	19,271	28,424
Memberships in exchanges	5.2	5,733	5,782
Property, plant and equipment	6	21,827	70,159
Deferred tax asset (Net)	7	79,476	17,901

Total assets		4,546,919	3,974,094

EQUITY
Capital and reserves attributable to the Equity holders
Ordinary shares	15	518,942	518,942
Additional paid in capital		28,968	28,968
Retained earnings		1,806,071	1,564,231
Currency translations		(232)	953
Fair value adjustments		(774)	9,081

Total Equity		2,352,975	2,122,175

LIABILITIES
Payable to broker dealers and clearing organizations	9	264,504	139,965
Payable to customers		1,272,571	1,177,517
Borrowings	17	53,000	3,508
Accounts payable, accrued expenses, and other liabilities	19	505,605	394,327
Employee benefit obligation	18	98,264	136,602

Total Liabilities		2,193,944	1,851,919

Total liabilities and Equity		4,546,919	3,974,094

The accompanying notes form an integral part of these consolidated financial statements
These financial statements have been approved by the Board of Directors on October 11, 2011.
For and on behalf of the Board
Vineet Bhatnagar
Managing Director

MF Global Sify Securities India Private Limited
(All amounts in Indian Rupees thousands, except as otherwise stated)
Consolidated Income Statement

		Years ended March 31,
	Note	2011	2,010	2009
Income
Commissions		1,391,162	1,201,594	914,969
Depository and clearing fees		33,919	35,488	34,456
Interest on fixed deposits with banks		198,412	238,491	325,547
Other Income	23	194,790	136,972	138,671

Total Income		1,818,283	1,612,545	1,413,643

Expenses
Employee compensation and benefits	21	794,535	607,775	515,234
Exchange expenses and clearance fees		220,153	165,769	130,904
Brokerage to other broker-dealers		136,470	152,002	95,859
Communications and data processing		30,100	28,168	27,585
Bank Interest and guarantee commission		1,751	7,616	28,883
Depreciation and amortization		67,692	37,398	38,348
Occupancy		75,728	75,210	69,933
Write back of provision		—	(57,500)	—
Provision for receivable from customers	22	38,300	—	2,925
Advertisement and business promotion		60,339	45,593	34,987
Other expenses	20	85,628	82,111	125,693

Total Expenses		1,510,696	1,144,142	1,070,351

Profit before income tax		307,587	468,403	343,292
Income tax expense	24	65,747	160,860	126,375

Profit for the year attributable to the Equity holders		241,840	307,543	216,917

The accompanying notes form an integral part of these consolidated financial statements
These financial statements have been approved by the Board of Directors on October 11, 2011.
For and on behalf of the Board
Vineet Bhatnagar
Managing Director

MF Global Sify Securities India Private Limited
(All amounts in Indian Rupees thousands, except as otherwise stated)
Consolidated Statement of Comprehensive Income

	Years ended March 31,
	2011	2010	2009
Net income for the year	241,840	307,543	216,917

Other comprehensive income
Available for sale financial assets
- Net change in fair value	(9,855)	1,527	(10,473)

Foreign currency translation differences
Currency translation differences	(1,185)	(5,657)	9257

	(11,040)	(4,130)	(1,216)

Total comprehensive income for the year	230,800	303,413	215,701
The accompanying notes form an integral part of these consolidated financial statements
These financial statements have been approved by the Board of Directors on October 11, 2011.
For and on behalf of the Board
Vineet Bhatnagar
Managing Director

MF Global Sify Securities India Private Limited
(All amounts in Indian Rupees thousands, except as otherwise stated)
Consolidated Statement of Changes in Equity

				Additional
	Number of ordinary	Par		paid -in	Retained	Currency	Fair Value	Total
	shares	value	Share Capital	capital	earnings	transalation	adjustment	Equity
Balance at April 1, 2008	51,894,182	10	518,942	28,968	1,039,771	(2,647)	18,027	1,603,061
Currency translation differences						9,257		9,257
Fair value gains, net of tax on available-for-sale financial assets							(10,473)	(10,473)

Net income directly recognised in equity						9,257	(10,473)	(1,216)
Profit for the year					216,917			216,917

Total recognised income and expense for the year					216,917	9,257	(10,473)	215,701

Balance at March 31, 2009	51,894,182	10	518,942	28,968	1,256,688	6,610	7,554	1,818,762
Currency translation differences						(5,657)		(5,657)
Fair value gains, net of tax on available-for-sale financial assets							1,527	1,527

Net income directly recognised in equity					—	(5,657)	1,527	(4,130)
Profit for the year					307,543			307,543
Total recognised income and expense for the year					307,543	(5,657)	1,527	303,413

Balance at March 31, 2010	51,894,182	10	518,942	28,968	1,564,231	953	9,081	2,122,175

Currency translation differences						(1,185)		(1,185)
Fair value gains, net of tax on available-for-sale financial assets							(9,855)	(9,855)

Net income directly recognised in equity					—	(1,185)	(9,855)	(11,040)
Profit for the year					241,840			241,840

Total recognised income and expense for the year					241,840	(1,185)	(9,855)	230,800

Balance at March 31, 2011	51,894,182	10	518,942	28,968	1,806,071	(232)	(774)	2,352,975

*	Retain earning includes reserves amounting to Rs. 1,023 on amalgamation of subsidiary company- MF Global Capital India Private Limited ,with the company.
The accompanying notes form an integral part of these consolidated financial statements
These financial statements have been approved by the Board of Directors on October 11, 2011.
For and on behalf of the Board
Vineet Bhatnagar
Managing Director

MF Global Sify Securities India Private Limited
(All amounts in Indian Rupees thousands, except as otherwise stated)
Consolidated Statement of Cash Flow

		Year ended March 31,
	Note	2011	2010	2009
Cash flows from operating activities
Profit before income tax		307,587	468,403	343,292
Adjustments for
Depreciation and amortization		67,692	37,398	38,348
Profit on sale of Available-for-sale securities		(23,603)	—	(6,724)
Provision on receivable from customers	8	38,300	(57,700)	2,925
Interest on fixed deposits with banks		(198,412)	(238,491)	(325,547)
Stock appreciation rights		—	—	—
Loss on Sale of Property Plant & Equipment	6	—	13
Interest Income		(16,278)	(5,566)	(5,174)
Dividend Income		(1,616)	(283)	(167)
Others		(9,582)	3,963	(2,617)

Movements in working capital
Cash-restricted	12	(469,216)	(141,985)	3,066,861
Interest bearing deposits with banks		202,297	(188,164)	(90,995)
Deposits with clearing organizations		(62,814)	9,896	30,650
Receivable from broker-dealers and clearing organizations	9	47,304	(23,656)	312,213
Receivable from customers	8	(48,863)	(207,514)	755,753
Interest accrued but not due		—	—
Other assets	10	19,051	(3,856)	5,237
Payable to broker dealers and clearing organizations	9	124,539	(87,821)	(2,756,446)
Payable to customers		95,053	192,442	(1,509,559)
Accounts payable, accrued expenses, and other liabilities	19	111,278	42,369	(330,331)
Stock appreciation rights	16	(38,338)	88,907	23,973
Cash provided by operations		144,379	(111,645)	(448,308)

Interest received		16,278	5,566	5,174
Interest received on fixed deposits placed		202,731	269,218	457,503

Income taxes paid		(171,891)	(149,524)	(151,697)

Net cash provided by/(used in) by operating activities		191,497	13,615	(137,328)

Cash flows from investing activities

Purchase of Available for Sale Securities: Marketable, At Market Value		(39,899)	(877)	168,004
Available for Sale Securities: Not readily marketable (at estimated fair value)		(57,818)	—	—
Dividend Income		1,616	283	167
Expenditure on furniture and equipment		(4,760)	(14,288)	(35,695)
Expenditure on Computer Software		(5,671)	(25,342)	(12,118)
Sale of furniture and equipment		—	—	2,278

Net cash (used in) / provided in investing activities		(106,532)	(40,224)	122,636

Cash flows from financing activities
Proceeds from loan from associate company		841,500	383,700	270,000
Repayment of loan to associate company		(788,500)	(383,700)	(270,000)
(Repaymnet of) / Proceeds from borrowings		(3,508)	(1,137)	(100,414)

Net cash provided by / (used in) financing activities		49,492	(1,137)	(100,414)

Effect of foreign exchange fluctuation on Cash and Bank balances		(1,184)	(5,657)	9,257
Net increase / (decrease) in cash and bank balance		133,273	(33,403)	(105,849)
Cash and bank balance at beginning of the period		148,213	181,616	287,465

Cash and bank balance at end of the period		281,486	148,213	181,616

The accompanying notes form an integral part of these consolidated financial statements
These financial statements have been approved by the Board of Directors on October 11, 2011.
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

MF Global Sify Securities India Private Limited (“MF Global Sify”) was incorporated on December 29, 1999 in India as a private limited company under the Companies Act, 1956. The address of its registered office is 2nd Floor, C block, Modern Centre, 101 K. K. Marg, Jacob Circle, Mahalaxmi, Mumbai — 400 011. MF Global Sify has one wholly owned subsidiary, MF Global Commodities India Private Limited, incorporated in India. MF Global Commodities India Private Limited has one wholly owned subsidiary, MF Global Middle East DMCC incorporated in Dubai.

MF Global Overseas Limited (”MFG”) (formerly Man Financial Holdings Limited ), a company incorporated in the United Kingdom holds 70.15% of MF Global Sify and Sify Technologies Limited (“Sify”) holds the balance, 29.85% of MF Global Sify’s equity shares. The ultimate holding company of MF Global Sify is MF Global Holdings Limited (a company incorporated in the state of Delaware, USA and listed on the New York Stock Exchange).

These consolidated financial statements have been approved for issue by the Board of Directors on October 11, 2011.
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

2.1.1.	Standards, amendments and interpretations effective as at 31 March 2011
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

2.1.2. Amendments and interpretations effective as at 31 March 2011 but not relevant
The following standards, amendments and interpretations to published standards are effective as at 31 March 2011 but are not relevant to the group’s operations:
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

The group will apply IAS 27 (Revised) from 1 April 2011. The group does not expect the adoption of this standard to have a material effect on the consolidated financial statements.

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

The group will apply IFRS 3 (Revised) from 1 April 2011. The effect of the standards from future periods will depend on the nature and significance of any acquisitions that are subject to this standard.

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

•
IFRS 5 (Amendment), Non-current assets held-for-sale and discontinued operations (and consequential amendment to IFRS 1, First-time adoption). The amendment clarifies that all of a subsidiary’s assets and liabilities are classified as held for sale if a partial disposal sale plan results in loss of control. The group will apply the IFRS 5 (Amendment) prospectively to all partial disposals of subsidiaries from 1 April 2011.

•
IFRIC 17, Distributions of non-cash assets to owners. IFRIC 17 clarifies how an entity should measure distributions of assets, other than cash, when it pays dividends to its owners. The group will apply IFRIC 17 from 1 April 2011.

•
IAS 1 (Amendment), Presentation of financial statements. The amendment clarifies that classification of a liability, that can at the option of the counterparty be settled by the issue of the entity’s equity instruments, on the basis of the requirements to transfer cash or other assets rather than on settlement better reflects the liquidity and solvency position of an entity. The group will apply the IAS 1 (Amendment) from 1 April 2011. It is not expected to have an impact on the group’s financial statements.

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

MF Global Sify Securities India Private Limited
(All amounts in Indian Rupees thousands, except as otherwise stated)
•
IAS 17 (Amendment), Leases. The amendment modified the criteria for classification of lease that includes both land and buildings elements requiring an entity to assess the classification of each element as a finance or an operating lease separately in the same way as leases of other assets. The group will apply the IAS 17 (Amendment) from April 1, 2011. The Company is in process of assessing the impact, if any.

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

2.2.   Consolidation
The Company is a subsidiary of MF Global Holdings Limited, a company incorporated in the State of Delaware, USA. MF Global Holdings Limited is listed on the New York Stock Exchange.
Domestic and foreign subsidiaries considered for consolidation are as follows:

			Percentage of	Percentage of
		Country of	holding as at	holding as at
		incorporation	March 31, 2011	March 31, 2010
	Direct subsidiaries
1)	MF Global Commodities India Private Limited	India	100%	100%
2)	MF Global Capital India Private Limited	India	—	100%

	Indirect Subsidiary
1)	MF Global Middle East DMCC	Dubai	100%	100%
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

2.5.	Restricted Cash

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

2.6.	Interest bearing deposits with banks

Interest bearing deposits with bank represent fixed term deposits placed with banks earning fixed rate of interest. At the balance sheet date, these deposits are measured at amortised cost using effective interest method.

2.7.	Receivables

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

2.8.	Financial instruments

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

MF Global Sify Securities India Private Limited
(All amounts in Indian Rupees thousands, except as otherwise stated)
2.9.	Financial assets

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

Available for sale financial assets are non-derivatives that are either designated in this category or not classified in any other categories. Available for sale consists of marketable securities, which are investments in units of mutual funds and are reported at fair values. Securities not readily marketable represent investments in equity shares of BSEL, obtained by MF Global Sify pursuant to the exchange transaction under the ‘Bombay Stock Exchange (Corporatisation and Demutualization) scheme 2005’.

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

2.10.	Derivatives and Trading

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

2.11.	Property, plant and equipment

Property, plant and equipment are stated at actual cost less accumulated depreciation and any accumulated impairment losses. The cost of an item of premise and equipment comprises its purchase price and any costs directly attributable to bringing the asset into use, while maintenance and repairs are charged to expense when incurred.

On April 1, 2010, the Company changed (with retrospective effect) its method of calculating depreciation on fixed assets, from the Written Down Value method (‘WDV’) to the Straight Line Method (“SLM”) at the rates based on management’s estimates of useful lives. Management believes that such change will result in a more appropriate presentation of financial statements.

The company adopted the straight line method (SLM) of depreciation so as to write off 100% of the cost of the assets based on management’s estimates of the useful lives of all the assets. Estimated useful lives over which assets are depreciated are as follows:

Rates (SLM) adopted by the
Type of assets	Company

Computer systems	3 years
Office equipments	3 years
Furniture and fixtures	5 years
Vehicles	4 years
The residual values and useful economic lives of premises and equipment are reviewed annually.

Depreciation on leasehold improvements is provided using the straight—line method over the shorter of the lease term or the useful life of the asset.

MF Global Sify Securities India Private Limited
(All amounts in Indian Rupees thousands, except as otherwise stated)
2.12.	Intangible assets

All intangible assets are stated at cost less accumulated amortisation and any accumulated impairment losses.

a) Software

Capitalised costs of computer software obtained for internal use represents costs incurred to purchase computer software from third parties. These capitalised costs are amortised over the period of three years on a straight—line basis, if the estimated useful lives are beyond one year. However, if the estimated useful life of an asset is short i.e. less than a year, it is charged to the income statement. They are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

b)	Trading rights in Stock Exchange
BSE membership

MF Global Sify acquired The Stock Exchange, Mumbai (the ‘BSE’) membership card on December 6, 2000. During the year 2005-06, a scheme, The ‘Bombay Stock Exchange (Corporatisation and Demutualization) Scheme 2005’ (‘the Scheme’) was approved by the Securities Exchange Board of India with effect from August 19, 2005 which converted the BSE from an Association of Person to a corporate body in the name of Bombay Stock Exchange Limited (‘BSEL’).

In accordance with the scheme, the members of the erstwhile BSE, in exchange of their erstwhile BSE membership cards (rights) received membership rights of BSEL (i.e. right to trade on BSEL without placement of cash deposit) as well as equity shares of BSEL. (refer to note 5.2 — Membership in Exchanges)

DGCX membership

MF Global Middle East DMCC (‘DMCC’) is registered with and has been granted a trading license by the Dubai Multi Commodities Centre on February 7, 2006. The United Arab Emirates Securities and Commodities Authority issued the DMCC a license on June 18, 2006 to operate as a broker on the Dubai Gold and Commodities Exchange (‘DGCX’). DMCC has been admitted as a member of the DGCX on September 1, 2006. DMCC has paid and capitalized US $100 thousand towards the license of DGCX, which is assessed for impairment.

Trading rights in stock exchanges have indefinite useful life and are carried at cost less any accumulated impairment. They are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

2.13.	Impairment of non—financial assets

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

The current income tax charge is calculated on the basis of the tax laws in the countries where the group operates and generates taxable income. The tax rate of MF Global Sify and its Indian Subsidiaries is 33.2175%. MF Global Middle East DMCC, the Dubai based subsidiary operates in a tax free jurisdiction. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.

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
c)	Principal transactions

Principal transactions include revenues from proprietary transactions. The Company records in Principal transactions the gains or losses on repurchase and resale agreements accounted for as sales and purchase transactions.

The Company does not separately amortize purchase premiums and discounts associated with proprietary transactions, as these are a component of the recorded fair value. Changes in the fair value of such securities are recorded as unrealized gains and losses within Principal transactions in the consolidated statements of operations.

MF Global Sify Securities India Private Limited
(All amounts in Indian Rupees thousands, except as otherwise stated)
d)	Other
Other revenues consist of revenues the Company earns from other normal business operations that are not otherwise included elsewhere. These include fees from clients and other.

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

Interest rate Risk

The group is exposed to interest rate risk primarily due to changes in interest rates on bank fixed deposits that impact the amount of interest income the group earns. Interest income is earned on fixed deposits placed with banks out of the group’s funds and margin monies placed by clients. The group monitors the movement of interest rates to determine whether deposits need to be placed at fixed or floating interest rates. Investments in fixed deposits placed with banks earn fixed rate of interest. As at March 31, 2010 the carrying value of bank deposits approximates fair value of these deposits as having original maturity of less than a year. The weighted average rate of interest earned on bank fixed deposits amounted to 6.49% p.a. and 6.97% p.a. during the year ended March 31, 2011 and March 31, 2010, respectively.

The group rolls-over fixed deposits on maturity based on the market condition and business needs; the weighted average remaining term of fixed deposits as at the balance sheet date is approximately 7.35 months and 4.8 months as at March 31, 2011 and March 31, 2010, respectively.

As at March 31, 2011, a 100 bps increase / decrease in interest rates, with all other variables held constant , would have resulted in an increase / decrease in Interest Income by Rs.18,064 ( Previous year Rs. 10,377)

Price Risk

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

MF Global Sify Securities India Private Limited
(All amounts in Indian Rupees thousands, except as otherwise stated)
The Credit exposure also arises in relation to fixed deposits placed with Banks. The group places fixed deposits with highly rated banks , which are reviewed on an on-going basis.

The group’s policy is to place fixed deposits with credit worthy banks. The following table depicts that the majority of the group’s fixed deposits are placed in highly rated banks :

	% of fixed deposits
Investment grade	2011	2010
Highest safety	100	100
High safety	—	—
Adequate safety	—	—

	100	100

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

Risk Management Process and Mitigation

The group has a separate risk management department, which monitors, evaluates and manages the risks. Client-wise position limits are set by the risk department based on the collateral placed by the respective clients. The risk department is responsible for making daily risk reports based on day-end positions of clients. Client orders are directed to the exchange only if the risk parameters set by the risk department are met. The risk department monitors client activity levels to ensure exposures are within the risk parameters of the group. Intra-day margin calls are made on the clients to reflect market movements on the client positions and may result in clients being asked to reduce positions. Generally, the group reserves the right to liquidate any client position immediately in the event of a failure to meet a margin call. For the year ended March 31, 2011 and March 31, 2010, group’s bad debts as a percentage of broking income were 2.75% and 0.01%, respectively. For clearing business, the group generally mandates that initial margin be paid by the clients as deposit before they commence trading. The clients are required to provide collateral as margin to secure the performance of their obligations.

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
Cash Liquidity Risk

In normal conditions, the group’s core business of providing execution and clearing brokerage services is self-financing because the operations generate sufficient revenues to pay expenses as they become due. As a result, the group generally does not face a substantial cash liquidity risk — that is a risk that the group will be unable to raise cash quickly enough to meet payment obligations as they arise. The group has sufficient readily available liquid assets and credit facilities to ensure that the group can meet financial obligations as they become due under both normal and distressed market conditions. The group also has committed credit lines from banks to support the business in respect of settlement and intraday requirements. The group evaluates liquidity needs by analysing the impact of liquidity stress scenarios. The following table analyses the Group’s financial assets, liabilities and commitments. The amounts disclosed are the contractual undiscounted cash flows.

MF Global Sify Securities India Private Limited
(All amounts in Indian Rupees thousands, except as otherwise stated)
Year ended March 31, 2011

	Within 6	6 months to
	months	1 Year	2 to 3 years	After 3 years	Total
Financial Liabilities
Payable to broker dealers and clearing organizations	264,504				264,504
Payable to customers	1,272,570				1,272,570
Borrowings	53,000	—	—	—	53,000
Accounts payable, accrued expenses, and other liabilities	505,605				505,605

	2,095,679	—	—	—	2,095,679

	Within 6	6 months to
	months	1 Year	2 to 3 years	After 3 years	Total
The group has at its disposal following financial assets in addition to unused lines of credit.
Cash and Bank balance	281,486				281,486
Cash-restricted	2,832,900	126,163			2,959,063
Interest bearing deposits with bank	86,523	6,839			93,362
Deposits with clearing organizations				173,783	173,783
Receivable from broker-dealers and clearing organizations	18,580				18,580
Receivable from customers	447,770				447,770
Available-for-sale securities Marketable, at market value	40,776				40,776
Interest accrued but not due	67,124				67,124

	3,775,159	133,002	—	173,783	4,081,944

Year ended March 31, 2010

	Within 6	6 months	2 to 3	After 3
	months	to 1 Year	years	years	Total
Financial Liabilities
Payable to broker dealers and clearing organizations	139,965	—	—	—	139,965
Payable to customers	1,177,517	—	—	—	1,177,517
Borrowings	3,508	—	—	—	3,508
Accounts payable, accrued expenses, and other liabilities	394,327	—	—	—	394,327

	1,715,317	—	—	—	1,715,317

	Within 6	6 months	2 to 3	After 3
	months	to 1 Year	years	years	Total
The group has at its disposal following financial assets in addition to unused lines of credit.
Cash and bank balance	148,213	—	—	—	148,213
Cash-restricted	2,179,803	310,044	—	—	2,489,847
Interest bearing deposits with bank	107,445	188,214	—	—	295,659
Deposits with clearing organizations	—	—	—	110,969	110,969
Receivable from broker-dealers and clearing organizations	65,884	—	—	—	65,884
Receivable from customers	437,207	—	—	—	437,207
Available-for-sale securities Marketable, at market value	877	—	—	—	877
Available-for-sale securities not readily marketable, at fair value	11,447	—	—	—	11,447
Interest accrued but not due	71,443	—	—	—	71,443

	3,022,319	498,258	—	110,969	3,631,546

Available credit facilities (undrawn) as at March 31

	As at March 31,
	2011	2010
Fund based facilities (working capital)	—	500,000
Non—fund facilities	—	1,060,000

Total	—	1,560,000

MF Global Sify Securities India Private Limited
(All amounts in Indian Rupees thousands, except as otherwise stated)
3.2.	Capital risk management

The objectives of the Group when managing capital are to safeguard the group’s ability to continue as a going concern in order to provide returns for shareholders and to maintain minimal debt. Capital of the group is ‘equity’ as shown in the consolidated balance sheet. The exchange in which the group is a member has stipulated minimum net worth that must be maintained. In order to maintain or adjust the capital structure, the group may adjust the amount of dividends to shareholders, issue new shares or sell assets to reduce debt. The group has embedded in its regulatory compliance framework the necessary test to ensure the continuous and full compliance with the net worth criteria set by the Exchange at each entity level. The group has complied with the net worth requirement at each entity level during the year and as at March 31, 2011 and March 31, 2010.

3.3.	Fair value estimation

The fair value of financial instruments traded in active markets (such as available-for-sale securities) is based on the quoted market price at the balance sheet date. The quoted market price used for financial assets held by the group is the closing market price. The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques except for the investment in equity shares of Bombay Stock Exchange Limited.

The fair value of Investment in the equity shares of BSEL is provided by BSEL. The fair value provided by BSEL is used for valuing investment in shares for the purposes of computation of net worth of trading member.

However the Investment in BSEL have been sold by the company during the financials year March 31, 2011. Please refer to note 14 for further details.

The carrying value, less impairment provision of trade receivables, is assumed to approximate their fair values.
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

4.2.	Critical accounting judgements in applying the entity’s accounting policy
4.2.1.	Revenue recognition

MF estimates that fixed deposits placed with banks will be held till maturity while determining the accrued interest, which is unpaid on the balance sheet date. In the event 1% of such deposit is withdrawn before it’s its maturity date the Interest income will be lower by Rs. 733.

MF Global Sify Securities India Private Limited
(All amounts in Indian Rupees thousands, except as otherwise stated)
5.	Intangible assets
5.1.	Software

		Web
	Computer	Development
	Software	Costs	Total
Cost
As at March 31, 2009	63,614	207,452	271,066
Additions	25,104	—	25,104
Disposals		(30)	(30)
Exchange difference	(27)	—	(27)

As at March 31, 2010	88,691	207,422	296,113
Additions	5,671	—	5,671
Disposals	—	—	—
Exchange difference	(2)	—	(2)

As at March 31, 2011	94,360	207,422	301,782

Accumulated amortisation and impairment
As at March 31, 2009	47,540	207,452	254,992
Charge for the year	12,992	—	12,992
Disposals	—	(30)	(30)
Exchange difference	(27)	—	(27)

As at March 31, 2010	60,505	207,422	267,927
Charge for the year	14,587	—	14,587
Disposals	—	—	—
Exchange difference	(3)	—	(3)

As at March 31, 2011	75,089	207,422	282,511

Net book amount as at
March 31, 2011	19,271	—	19,271
March 31, 2010*	28,424	—	28,424
(* Including of Capital WIP of Rs. 238)
5.2.	Membership in Exchanges

Membership in exchanges consists of:
a)	BSE membership of Rs.1,257 and Rs 1,257 as at March 31, 2011 and 2010 respectively, and

b)	DGCX membership of Rs.4,476 and Rs. 4,525 as at March 31, 2011 and 2010, respectively. DGCX membership value underwent a change due to foreign currency translation.
BSE membership

The carrying value of the erstwhile BSE membership card in the books of MF Global Sify was Rs.13,570 in August 2005. Consequent to the corporatisation of the BSE, MF Global Sify computed the fair value of the membership rights of BSEL and shares of BSEL as follows:

Membership rights of BSEL	On the basis of the benefits which MF Global Sify would get over the current deposit based membership right of BSEL

Equity shares of BSEL	On the basis of the fair value of the equity shares of BSEL determined by management

The fair value of the membership rights of BSEL is calculated by present value over 10 years of opportunity costs incurred on current deposit and admission fees required for new membership on the date of the balance sheet. The interest rate and present value is determined @ 8% p.a. On the balance sheet date the current deposit requirement is Rs. 1,000 and admission fees (non — refundable) is Rs. 250.

In accordance with the above methodology, an impairment charge arose in BSE membership rights of Rs. Nil and Rs. 3,130, which was written off to the consolidated income statement during the year ended March 31, 2011 and March 31, 2010 respectively.

MF Global Sify Securities India Private Limited
(All amounts in Indian Rupees thousands, except as otherwise stated)
6.	Property, Plant and Equipment*

March 31, 2010	238	—	238

	Furniture and	Computers	Office
	Fixtures	Systems	equipments	Vehicles	Total
Cost
As at March 31, 2009	8,182	165,061	36,861	13,215	223,319
Additions	288	12,982	1,018	—	14,288
Disposals	—	(6)	(7)	—	(13)
Exchange difference	(153)	(110)	(92)	(114)	(469)

As at March 31, 2010	8,317	177,927	37,780	13,101	237,125
Additions	50	4,498	212	—	4,760
Disposals	—	—		—	—
Exchange difference	(14)	(9)	(8)	(10)	(41)

As at March 31, 2011	8,353	182,416	37,984	13,091	241,844

Accumulated depreciation
As at March 31, 2009	3,170	125,391	9,485	4,733	142,779
Charge for the year	913	17,395	3,923	2,175	24,406
Disposals	—	(5)	(1)	—	(6)
Exchange difference	(72)	(77)	(32)	(32)	(213)

As at March 31, 2010	4,011	142,704	13,375	6,876	166,966
Charge for the year	2,739	25,595	20,233	4,506	53,073
Disposals	—				—
Exchange difference	(7)	(7)	(4)	(4)	(22)

As at March 31, 2011	6,743	168,292	33,604	11,378	220,017

Net book amount
As at March 31, 2011	1,610	14,124	4,380	1,713	21,827
As at March 31, 2010	4,306	35,223	24,405	6,225	70,159
Change in Estimates
On the basis of comprehensive evaluation on April 1, 2010, the Group has changed its method of calculating depreciation on fixed assets from the Written down Value method (‘WDV’) to the Straight Line method (“SLM”) at the revised rates based on management’s estimates of useful lives of the assets.
In View of such changes, the change of depreciation for the current year is higher by Rs. 31,395 (of which Rs.28,180 pertains to earlier periods upto March 31, 2010 and Rs. 3,232 pertains to the current year.) and the profit for the year is lower by the said amount of Rs.31,395. Correspondingly, the net block of the Fixed Asset is lower by Rs. 31,395 as at March 31, 2011.
As it is impracticable to estimate the effect of such changes on depreciation for the future periods, the same is not disclosed.
7.	Deferred income tax
The movement in deferred tax assets and liabilities during the respective years is as follows:

	2011	2010
At April 1	17,901	56,082
Property Plant and Equipment	10,479	(3,422)
Provision on receivable from customers	12,765	(19,783)
Gratuity	891	59
Stock appreciation rights	24,404	(8,060)
Provision for Bonus	12,106	(8,593)
Stamp duty	930	1,618

At March 31	79,476	17,901

Comprised Of:
Deferred Tax Assets	79,476	18,215
Deferred Tax Liabilities	—	(314)

	79,476	17,901

MF Global Sify Securities India Private Limited
(All amounts in Indian Rupees thousands, except as otherwise stated)
An analysis of the gross deferred tax asset and liability balances is as follows:

	2011	2010
Deferred tax assets:
Property Plant and Equipment	11,308	829
Provision on receivable from customers	20,129	7,364
Stock appreciation rights	31,881	7,477
Provision for Bonus	13,033	927
Stamp Duty	2,548	1,618
Gratuity	577	—

	79,476	18,215

Deferred tax liabilities:
Nil	—	(314)
	—	(314)
The analysis of deferred tax assets and deferred tax liabilities is as follows:

	March 31,	March 31,
	2011	2010
Deferred tax assets:
— Deferred tax asset to be recovered after more than 12 months	33,985	9,811
— Deferred tax asset to be recovered within 12 months	45,491	8,404

	79,476	18,215

Deferred tax liabilities:
— Deferred tax liability to be recovered after more than 12 months	—	314
— Deferred tax liability to be recovered within 12 months	—

	—	314

Deferred tax Assets (net)	79,476	17,901

		Provision on
		receivable	Stock
	Property Plant	from	appreciation	Provision
Deferred tax assets:	and Equipment	customers	rights	for Bonus	Gratuity	Stamp Duty	Grand Total
Opening Balance as on April 1, 2009	4,251	27,147	15,537	9,520	—	—	56,455
Charged / (Credited) to Other Comprehensive Income	(3,325)	(19,166)	(6,605)	(8,375)		1,618	(35,853)
Effect of Change in Tax rates	(97)	(617)	(1,455)	(218)		—	(2,387)

As at March 31, 2010	829	7,364	7,477	927	—	1,618	18,215
Charged / (Credited) to Other Comprehensive Income	10,479	12,765	24,404	12,106	577	930	61,261
Effect of Change in Tax rates							—

As at March 31, 2011	11,308	20,129	31,881	13,033	577	2,548	79,476

Deferred tax liabilities:	Gratuity	Grand Total
Opening Balance as on April 1, 2009	373	373
Charged / (Credited) to Other	(53)	(53)
Comprehensive Income
Effect of Change in Tax rates	(6)	(6)

As at March 31, 2010	314	314
Charged / (Credited) to Other	(314)	(314)
Comprehensive Income
Effect of Change in Tax rates		—

As at March 31, 2011	—	—

MF Global Sify Securities India Private Limited
(All amounts in Indian Rupees thousands, except as otherwise stated)
8.	Receivables from customers

Receivables from customers that are due for less than six months are generally not considered impaired. In respect of receivables that are neither past due nor impaired, as at the reporting date, there are no indications that the customers will not meet their payment obligations.

As at March 31, 2011, receivables of Rs.10,193 (March 31, 2010: Rs. 672) were past due but not impaired. There are no indications that these customers will not meet their payment obligations. The ageing analysis of receivables, which are not impaired, is as follows:

	As at March 31,
	2011	2010
Up to 6 months	437,577	436,535
more than 6 months	10,193	672

	447,770	437,207

Receivables are tested individually for impairment. Based on such testing as at March 31, 2011, receivables of Rs 60,600. (March 31, 2010: Rs. 22,300) were impaired and provided for. The amount of the provision was Rs. 60,600 as at March 31, 2011 (March 31, 2010: Rs. 22,300).

The ageing of these receivables is as follows:

	As at March 31,
	2011	2010
Up to 6 months	45,796	5,020
more than 6 months	14,804	17,280

	60,600	22,300

The carrying amounts of the group’s receivables are denominated in Indian Rupees (INR):

As at March 31,
2011	2010
447,770	437,207

447,770	437,207

Movements on the group’s provision for impairment of trade receivables are as follows:

	As at March 31,
	2011	2010	2009
As at the beginning of the year	22,300	80,000	77,075
Provision for impairment	38,300	—	2,925
Write back of provision	—	(57,700)	—

As at the closing of the year	60,600	22,300	80,000

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above

MF Global Sify Securities India Private Limited
(All amounts in Indian Rupees thousands, except as otherwise stated)
9.	Receivable from and payable to broker-dealer and clearing organisations
Amounts receivable from and payable to broker-dealers and clearing organizations (non-interest bearing) within six months from the balance sheet date consist of the following:

	As at March 31
	2011		2010
	Receivable	Payable	Receivable	Payable
Clearing organizations
- Unsettled trade	8,208	38,638	60,250	8,327
Broker-Dealer	10,372	225,866	5,634	131,638

Total	18,580	264,504	65,884	139,965

10.	Other assets

	As at March 31,
	2011	2010

Prepaid expenses	14,544	19,890
Advance tax (net of provisions)	168,746	124,124
Deposits	32,663	30,976
Loans and advances (to staff)	12,594	22,168
Gratuity Trust	2,228	3,232
Others*	15,025	19,892

	245,800	220,282

*	includes Advances to vendors towards expenses, delayed payment charges from clients, withholding tax recoverable, etc.
11.	Cash and Bank Balance
Cash and bank balance consist of:

	As at March 31,
	2011	2010	2009
Cash in hand	0.49	32.00	20
Cash at bank	281,485.27	148,181.00	181,596

	281,485.76	148,213.00	181,616

12.	Cash — restricted
Restricted cash as of March 31, 2011 includes fixed deposits of Rs.100,000 (Rs. 101,647 as of March 31, 2010) placed with banks as margins for bank guarantees issued to clearing organizations and fixed deposits of Rs.2,859,062 (Rs. 2,388,200 as of March 31, 2010) specifically earmarked as liens to clearing organizations towards margins.
Excess margin placed in the form of fixed deposits or bank guarantees can be withdrawn by giving one-day notice to the clearing organizations of the exchange.
Bank guarantees outstanding are Rs.200,000 as at March 31, 2011 (2010: Rs. 191,844). Bank guarantees are generally provided to the Exchanges for the purposes of Margins. An exchange may invoke these guarantees if they suffer any losses or damage through the breach of any of the covenants contained in the agreements.
13.	Interest bearing deposits with banks
Interest bearing deposits with bank represent fixed term deposits placed with banks earning fixed rate of interest. At the balance sheet date, these deposits are measured at amortised cost using effective interest method.
The net decrease in interest bearing deposits with banks by Rs. 202,297 during the year is primarily on account of cash money repaid to customers.

MF Global Sify Securities India Private Limited
(All amounts in Indian Rupees thousands, except as otherwise stated)
14.	Available for Sale Securities
Available for sale Securities include following:

	As at March 31,
	2011		2010
		Amount		Amount
(a) Equity Shares (Quoted)	Quantity	(Rs.)	Quantity	(Rs.)
Patni Computers Systems Limited.	18,096	8,633	—	—
Piramal Health Care Limited	4,888	2,037	—	—
Siemens Limited	34,171	30,106	—	—
Rural Electrification Corporation Limited	—	—	3,500	877
Bombay Stock Exchange Limited	—	—	70,694	11,447

Total (a)	57,155	40,776	74,194	12,324

Templeton India — Dividend reinvestment plan	9,286,667	92,868	—	—

Total (b)	9,286,667	92,868	—	—

Available for sale securities (listed) as at March 31, 2010 represents error trade.
The fair value of unlisted securities is determined based on the valuations provided by Bombay Stock Exchange Limited. This value is considered as fair value of investment in the net worth computation of trading member.
15.	Share capital and Dividend distribution

	As at March 31,
	2011	2010
Authorised capital
70,000,000 ordinary shares of Rs.10/- per share	700,000	650,000
As at March 31, 2011, 51,894,182 ordinary shares (March 31, 2010: 51,894,182 ordinary shares) of Rs.10/- each, issued and fully paid—up aggregating to Rs.518,942 (March 31, 2010 Rs. 518,942)
Dividend distribution
Dividends payable to equity shareholders are based on the net income available for distribution as reported in the stand—alone financial statements of MF Global Sify prepared in accordance with Indian GAAP. The net income in accordance with IFRS may, in certain years, either not be fully available or will be additionally available for distribution to equity shareholders.
Under the Companies Act, 1956 of India dividends may be paid out of the profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend greater than 10% of the par value of its equity shares, a company is required to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10%, depending on the dividend percentage to be declared in such year. Dividends declared are subject to a dividend distribution tax of 16.22%.
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
The group has granted a total of 711,247 SARs under the SARs Plan 2006, 809,500 SARs under the SARs Plan 2007 and 1,386,000 SARs under the SARs Plan 2008 to the employees. The weighted-average fair value of SARs as at March 31, 2011 is Rs 70 per unit ( 2010 : Rs. 86 per unit) for SARs Plan 2006, SARs plan 2007 and SARs plan 2008, respectively. The forfeited SARs are reissued to the other eligible employees, where the vesting period is from the date of reissue to the vesting date as per the initial grant of SARs. The Company has carried out an independent fair valuation of the stock appreciation rights as of March 31, 2011. The total unrecognized compensation costs relating to SARs to be recognized in the future over the remaining vesting period is estimated to be Rs. Nil and110,769 as of March 31, 2011 and March 31, 2010 respectively.
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
In the valuation as at March 31, 2011 the corporate tax rate is considered at 32.45% and Expected rate of return is determined at 7.81%.
Changes in number of SARs representing stock options outstanding were as follows:

	As at March 31,
	2011	2010	2009
As at the beginning of the year	2,879,747	2,898,747	1,512,747
Granted during the year		—	1,386,000
Exercised	(2,558,394)	—	—
Forfeited	(321,353)	(120,008)	(115,500)
Reissued	—	100,508	115,500
Lapsed		—	—

As at the end of the year	—	2,879,747	2,898,747

Exercisable at the end of the year	—	—	—
Approximate remaining vesting period in years	—	1.24	2.98
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
During the year ended March 31, 2007, 4,476 shares of Man Group Plc were purchased by MF for its senior employees as a part of the Plan by contributing an amount of USD 200,000 (Rs.8,833 thousand) to ED & F Man Group (No.2) Employees’ Trust, which in turn issued 27,300 matching shares with a weighted-average grant date fair value of $ 6.84 to be held in trust. There was no forfeiture, vesting or exercise of the grant during the year. The total unrecognized compensation to be expensed is Rs.NIL. MF is no longer a part of Man Group plc. and has not participated in the co-investment plan during the year ended March 31, 2011 and March 31, 2010.
17.	Borrowings

	As at March 31,
	2011	2010

Car Loan	—	3,508

	—	3,508

Aggregate maturities of the borrowings are as follows:

	As at March 31,
	2011	2010
On demand or within one year	53,000	1,266
In one to three years	—	2,242
In three to five years	—	—

	53,000	3,508

MF Global Sify Securities India Private Limited
(All amounts in Indian Rupees thousands, except as otherwise stated)
18.	Employee benefit obligation

	Years ended March 31,
	2011	2010	2009
Gratuity	1,432	856	844
Stock appreciation rights	96,832	135,746	46,851

	98,264	136,602	47,695

The movement in the defined benefit obligation of gratuity over the period is as follows:

	Years ended March 31,
	2011	2010	2009
Opening defined benefit obligation	9,861	9,700	9,458
Current service cost	2,879	2,853	3,000
Interest cost	715	679	755
Actuarial losses/ (gains)	3,948	(3,373)	(3,471)
Benefits paid	—		(42)

Closing defined benefit obligation	17,403	9,859	9,700

The movement in the fair value of plan assets of the year is as follows:

	Years ended March 31,
	2011	2010	2009
Beginning of year	12,237	11,200	7,686
Expected return on plan assets	1,343	1,025	832
Actuarial (losses)/gains	(278)	11	(129)
Employer contributions	6,732	—	2,853
Benefits paid	(1,836)	—	(42)

Closing fair value of plan assets	18,198	12,236	11,200

The amounts recognised in the income statement in respect of gratuity are as follows:

	Years ended March 31,
	2011	2010	2009
Current service cost	2,879	2,853	3,000
Interest cost	715	679	755
Actuarial loss	6,061	(3,384)	(3,342)
Expected return on plan asset	(1,344)	(1,025)	(832)

	8,311	(877)	(419)

The principal actuarial assumptions used were as follows:

	Years ended March 31,
	2011	2010	2009
Discount rate	8.00%	7.00%	8.00%
Expected return on plan assets	9.25%	9.25%	9.15%
Long term rate of compensation increase	6.00%	6.00%	6.00%
Mortality rates at various age groups are taken as per 1994-96 Life Insurance Corporation (LIC) Ultimate table.
19.	Accounts payables, accrued expenses and other liabilities

	As at March 31,
	2011	2010	2009
Accruals	41,758	41,489	35,541
Withholding tax payable	85,062	71,382	52,060
Bonus Payable	255,242	157,410	126,350
Other payables	123,543	124,046	138,007

Total	505,605	394,327	351,958

MF Global Sify Securities India Private Limited
(All amounts in Indian Rupees thousands, except as otherwise stated)
20.	Other Expenses

	Year ended March 31,
	2011	2010	2009
Professional Fees	12,087	11,059	10,590
Travelling and conveyance	18,901	16,068	15,872
Books & Periodicals, Postage, printing and stationary	29,120	25,817	33,466
Loss on account of error trades (net)	10,923	12,602	12,452
Repairs & maintenance	818	145	2,717
Service fee expenses	—	—	15,735
Insurance Premium	1,248	963	19,801
Others	12,531	15,457	15,060

Total	85,628	82,111	125,693

21.	Employee benefit expense

	Year ended March 31
	2011	2010	2009
Salaries and bonus	670,766	508,264	483,382
Defined contribution plans	4,047	3,452	3,968
Defined benefit plans	9,134	159	285
Staff welfare expenses	14,677	6,796	2,896
Share—based compensation expense	95,911	89,104	23,973
			730

	794,535	607,775	515,234

Share based compensation expense has increased during the year due to increase in fair value of SARS .
22.	Provision for Doubtful Debts
The Company’s allowance for doubtful accounts is based upon management’s continuing review and evaluation of factors such as collateral value, aging and the financial condition of the customers. The allowance is assessed to reflect the best estimate of probable losses due to client defaults that have been incurred as of the balance sheet date. Any changes in the estimate are included in the operating results for the current period. In circumstances where a specific customer’s inability to meet its financial obligation is known, the Company records a specific provision against accounts receivable to reduce the receivable to the amount that it reasonably believes will be collected. The bad debt expense aggregating to Rs. 38,300 is recognised for the years ended March 31, 2011 (PY March 31, 2010 Rs Nil).
23.	Other income

	Year ended March 31,
	2011	2010	2009
Profit on sale of available-for-sale securities	23,603	—	6,724
Delayed payment charges (*)	60,014	24,999	39,215
Research fees	—	3,072
Referral fees (**)	57,745	51,160	2,824
Interest	16,278	5566	51990
Dividend	1,617	283	5,174
Currency Fluctuation Gain	912	7,960	167
Expenses Reversal (***)	—	17,567	—
Principal Trading Activity	4,056	—	—
Miscellaneous income	30,565	26,365	32,577

	194,790	136,972	138,671

(*)	Delayed payment charges represents the penal charges levied to clients on account of delay in settlement of their trade related obligations.

(**)	Referral fees consist of payments received for introducing clients to other MF Global associated companies.

(***)
The amount of Rs 17,567 was provided in year 2009 on account of group recharges from MF Global Holdings Limited (formerly known as MF Global Limited) has been reversed during the current year on account of mutual agreement between the stakeholders.

MF Global Sify Securities India Private Limited
(All amounts in Indian Rupees thousands, except as otherwise stated)
24.	Income tax expense

	Year ended March 31,
	2011	2010	2009
Current tax	127,322	122679	127269
Deferred tax (Note 7)	(61,575)	38181	(894)

	65,747	160,860	126,375

The tax on MF’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	Year ended March 31,
	2011	2010	2009
Net income before taxes	307,587	468,403	343,292
Enacted tax rates in India	33.22%	33.99%	33.99%

Computed tax expense	102,180	159,210	116,685

Income exempt from tax:
Dividend	(536)	(96)	(57)
Non-deductible expenses:
Contribution to co-investment plan	734	751	751
Others including donations, IT interest etc.	678	1,228	1,275
Recharges by parent and affiliate companies	—	980	8,498

Excess Provisions for earlier years reverse back in current year	(26,491)	—	—
Income charged at lower rate	(7,171)	—	—
(Gain) / Loss in Subsidiaries	(4,209)	(3,294)	(1,123)
Others	562	2081	346

Income taxes recognized in the statement of income	65,747	160,860	126,375

25.	Financial instruments by category
The accounting policies for financial instruments have been applied to the line items below:

	Loans and	Available
March 31, 2011	receivables	for sale	Total
Assets as per balance sheet
Cash and Bank balance	281,486		281,486
Cash-restricted	2,959,063		2,959,063
Interest bearing deposits with bank	93,362		93,362
Deposits with clearing organizations and others	173,783		173,783
Receivable from broker-dealers and clearing organizations	18,580		18,580
Receivable from customers	447,770		447,770
Available-for-sale securities:
Marketable, at market value		40,776	40,776
Not readily marketable (at estimated fair value)		92,868	92,868
Interest accrued but not due	67,124		67,124
Other assets	245,800		245,800

	4,286,968	133,644	4,420,612

	Other
	financial
	liabilities	Total
Liabilities as per balance sheet
Payable to broker dealers and clearing organizations	264,504	264,504
Payable to customers	1,272,570	1,272,570
Borrowings	53,000	53,000
Accounts payable, accrued expenses, and other liabilities	505,605	505,605

	2,095,679	2,095,679

MF Global Sify Securities India Private Limited
(All amounts in Indian Rupees thousands, except as otherwise stated)

	Loans and	Available
March 31, 2010	receivables	for sale	Total
Assets as per balance sheet
Cash and Bank balance	148,213	—	148,213
Cash-restricted	2,489,847	—	2,489,847
Interest bearing deposits with bank	295,659	—	295,659
Deposits with clearing organizations and others	110,969	—	110,969
Receivable from broker-dealers and clearing organizations	65,884	—	65,884
Receivable from customers	437,207	—	437,207
Available-for-sale securities:
Marketable, at market value	—	877	877
Not readily marketable (at estimated fair value)	—	11,447	11,447
Interest accrued but not due	71,443	—	71,443
Other assets	203,982	—	203,982

	3,823,204	12,324	3,835,528

	Other
	financial
March 31, 2010	liabilities	Total
Liabilities as per balance sheet
Payable to broker dealers and clearing organizations	139,965	139,965
Payable to customers	1,177,517	1,177,517
Borrowings	3,508	3,508
Accounts payable, accrued expenses, and other liabilities	394,327	394,327

	1,715,317	1,715,317

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

27.	Merger of Subsidiary Company

The Scheme of Amalgamation (the ‘Scheme’) of MF Global Capital India Private Limited (‘MFGCIPL’) [the Transferor Company] with MF Global Sify Securities India Private Limited (‘MFGSSIPL’) [the Transferee Company] was sanctioned by the Bombay High Court on March 25, 2011 and the order sanctioning the Scheme was filed with the Registrar of Companies at Mumbai on April 15, 2011 (‘the Effective Date’).

Accordingly, pursuant to the Scheme, the undertaking of the erstwhile MFGCIPL (comprising all of its properties and assets (whether movable or immovable, tangible or intangible) such as security deposits, licenses, permits, quotas, approvals, leases, tenancy rights, permissions, incentives if any, and all other rights, title, interests, contracts, consent, approvals or powers of every nature and descriptions shall without any further act, instrument or deed stand transferred to and vested in and/or deemed to be transferred to and vested in the Transferee Company, free from all encumbrances, but subject to subsisting charges and pledges, if any. All debts, liabilities, contingent liabilities, financial commitments, duties and obligations pertaining to the Transferor Company, whether provided for or not in the books of account of the Transferor Company and whether disclosed or undisclosed in its Balance Sheet has been transferred to and vested with MFGSSIPL retrospectively with effect from April 1, 2010 (the ‘Appointed Date’). The Scheme has accordingly been given effect to in these financial statements.

28.	Commitments and contingencies
a)	Contingent Liabilities
(i) Guarantee given by scheduled banks on behalf of the company in favour of commodity Exchange Rs. 200,000 (PY ending March 31, 2010 Rs.190,000).
(ii) Claims against the company not acknowledged as debts Rs. 15,030 (PY. ending March 31, 2010 Rs. 15,030).

MF Global Sify Securities India Private Limited
(All amounts in Indian Rupees thousands, except as otherwise stated)
b)	Operating lease commitments — MF as lessee

The group has obligations under long term operating leases with initial non-cancellable terms in excess of one year. Aggregate annual rentals for office space as of March 31, 2011, are approximately as listed below:

	As at March 31,
	2011	2010

Not later than 1 year	59,409	59,087
Later than 1 year and not later than 5 years	20,346	13,771
Later than 5 years	—	—

Total minimum lease commitments	79,755	72,858

Rent expense for the current year aggregated to Rs. 59,979 (2010: Rs. 61,694) and is included in the occupancy expense line item on the consolidated statements of income.
c)	Contingencies

The group is a member of various exchanges that trade and clear securities, commodities and/or futures contracts. Associated with its membership, the group may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the group’s exposure would be restricted only to the extent of amounts receivable from the exchange and would arise only if the exchange had previously exhausted its resources. However, based on its experience, the company expects the risk of loss to be remote.

29.	Related party transactions
The share capital of MF is held jointly by MF Global Overseas Limited and Sify Technologies Limited. The ultimate holding company of MF Global Sify is MF Global Holdings Limited.
a)	Related Party Relationship

Related parties where control exists:

Nature of Relationship	Related Party
Holding enterprises:	MF Global Overseas Limited

Ultimate Holding company:	MF Global Holdings Limited

Party having substantial interest:	Sify Technologies Limited

Other related parties with whom transactions have taken place:

Nature of Relationship	Related Party
Subsidiary companies:	MF Global Commodities India Private Limited
MF Global Middle East DMCC

Fellow subsidiary companies:	MF Global India Private Limited
(where transactions exist)	MF Global Holdings HK Limited
MF Global Hong Kong Limited
MF Global Australia Limited
MF Global Singapore Limited
MF Global Finance & Investment Services India Private Limited
MF Global Centralised Services India Private Limited
MF Global UK Limited
MF Global Inc (DE)

Key management personnel:	Mr. Vineet Bhatnagar
Mr. Rajendra Bhambhani
Mr. Randy MacDonald#
(#Joined with effect from July 28, 2010)
Mr. Laurence O’Connell*
(*resigned with effect from May 25, 2010)

MF Global Sify Securities India Private Limited
(All amounts in Indian Rupees thousands, except as otherwise stated)
b)	Transactions involving services

	Year ended March 31,
	2011	2010	2009
Services provided by MF to:
Holding companies
Reimbursement of Expenses	—	539	3,205

Fellow Subsidiary Companies
Referral Fees	57,750	51,162	51,992
Brokerage Income	5,333		5,185
Reimbursement of Expenses	5,165	5,646	8,715

	68,248	57,347	69,097

Services received by MF from:

Holding companies
Service Fees			9,349
Bank Guarantee Commission	72	497	1,692
Insurance Premium	—	(17,567)	17,842
Purchase / AMC of Computer Hardware			6,600

Fellow Subsidiary Companies
Lease Line Charges			1,675
IB Commission Expense	4,691	2,006	1,454
Interest Expense	1,562	888	1,039
Service Fees	—	—	6,386
Membership & Subscription	6,368	3,266	247

	12,693	(10,910)	46,284

Loan Taken and Repaid (Net)	(5,300)	383,700	270,000
c)	Key management compensation

	Year ended March 31,
	2011	2010	2009
Salaries and other short-term employee benefits	122,410	71,361	63,112
Other long-term benefits (Co-Investment Plan)	—	2,208	2,208
Share-based payments	—	19,653	5,420

	122,410	93,222	70,740

d)	Year-end balances arising from transactions involving services

Due To Related Parties
MF Global Holdings Ltd.	32,857	34,005
MF Global UK Ltd.	57,953	19,213
MF Global Inc. DE	6,372	3,504
MF Global Holdings USA Inc.	2,014	2,036
MF Global Singapore Pte Ltd.	1,028	1,529
MF Global Holdings HK Ltd.	—	699
MF Global Finance and Investment Services India Private Limited	53,000	—
MF Global Australia Limited	125	—

	153,349	60,986

Due from Related Parties
MF Global Inc. DE	179	361
MF Global Mauritius Pvt. Ltd.	1,116	1,399
MF Global Singapore Pte Ltd.	1,243	2,347
MF Global Holdings HK Ltd.	109	—
MF Global HK Ltd.	269	—
MF Global UK Ltd.	1,697	2,257
MF Global Overseas Limited	—	3,292
MF Global India Pvt. Ltd.	1,153	—
MF Global Centralised Services India Pvt. Ltd.	—	1,287
MF Global FXA Securites Limited	200	—

	5,966	10,943

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

4.11
Subscription agreement dated October 22, 2010 between Sify Technologies Limited and Mr Ananda Raju Vegesna, Representative of the entities and affiliates in India of Mr Raju Vegesna, Chief Executive and Managing Director of the company. (16)

4.12
Amendment to subscription agreement dated September 7, 2011 between Sify Technologies Limited and Mr Ananda Raju Vegesna, Representative of the entities and affiliates in India of Mr Raju Vegesna, Chief Executive and Managing Director of the company. (17)

Number	Description

8.1	List of Subsidiaries.

11.1	Code of Conduct and Conflict of Interest Policy (6)

12.1	Rule 13a-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a) Certification of Chief Financial Officer

13.1	Section 1350 Certification of Chief Executive Officer

13.2	Section 1350 Certification of Chief Financial Officer

15.1	Consent of ASA & Associates in respect of Sify Technologies Limited

15.2	Consent of Price Waterhouse in respect of MF Global Sify Securities Private Limited

15.3	Consent of KPMG in respect of Sify Technologies Limited

(1)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.

(2)	Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Commission on October 4, 1999 and incorporated herein by reference.

(3)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.

(4)	Previously filed as an exhibit to the Post-Effective Amendment No. 1 to Form F-6 filed with the Commission on January 5, 2000 and incorporated herein by reference.

(5)	Previously filed as an exhibit to the Registration Statement on Form S-8 (File No. 333-101322) filed with Commission on November 20, 2002 and incorporated herein by reference.

(6)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 29, 2004 and incorporated herein by reference.

(7)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-2 filed with the Commission on October 13, 1999 and incorporated herein by reference.

(8)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 30, 2004 and incorporated herein by reference.

(9)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 21, 2005 and incorporated herein by reference.

(10)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 7, 2005 and incorporated herein by reference.

(11)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 23, 2005 and incorporated herein by reference.

(12)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 30, 2006 and incorporated herein by reference.

(13)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on April 14, 2008 and incorporated herein by reference.

(14)	Previously filed as an exhibit to the Report on Form 20-F filed with the Commission on October 11, 2008 and incorporated herein by reference.

(15)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on January 23, 2009 and incorporated herein by reference.

(16)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 15, 2010 and incorporated herein by reference.

(17)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on September 8, 2011 and incorporated herein by reference.

SIGNATURES
The company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SIFY TECHNOLOGIES LIMITED
By:	/s/ Raju Vegesna
	Name:	Raju Vegesna
	Title:	Chief Executive Officer

By:	/s/ MP Vijay Kumar
	Name:	M P Vijay Kumar
	Title:	Chief Financial Officer
Date: October 12, 2011

Exhibits

Number	Description

1.1	Amended Articles of Association of Sify Technologies Limited. (1)

1.2	Memorandum of Association of Sify Technologies Limited. (2)

1.3	Amendment of Memorandum of Association. (3)

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

4.7	Bank Guarantee, dated as of November 4, 1998. (2)

4.8	Agreement, dated November 10, 2004, between Sify Technologies Limited, Satyam Computer Services Limited, SAIF Investment Company Limited and Venture Tech Solutions Pvt. Ltd. (8)

4.9	Subscription Agreement dated March 24, 2008 between Sify Technologies Limited and Infinity Satcom Universal Private Limited. (13)

4.10	Scheme of Amalgamation between Sify Communications Limited with Sify Technologies Limited and their respective shareholders (15)

8.1	List of Subsidiaries.

11.1	Code of Conduct and Conflict of Interest Policy (6)

12.1	Rule 13a-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a) Certification of Chief Financial Officer

Number	Description

13.1	Section 1350 Certification of Chief Executive Officer

13.2	Section 1350 Certification of Chief Financial Officer

15.1	Consent of ASA & Associates in respect of Sify Technologies Limited

15.2	Consent of Price Waterhouse in respect of MF Global Sify Securities Private Limited

15.3	Consent of KPMG in respect of Sify Technologies Limited

(1)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.

(2)	Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Commission on October 4, 1999 and incorporated herein by reference.

(3)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.

(4)	Previously filed as an exhibit to the Post-Effective Amendment No. 1 to Form F-6 filed with the Commission on January 5, 2000 and incorporated herein by reference.

(5)	Previously filed as an exhibit to the Registration Statement on Form S-8 (File No. 333-101322) filed with Commission on November 20, 2002 and incorporated herein by reference.

(6)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 29, 2004 and incorporated herein by reference.

(7)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-2 filed with the Commission on October 13, 1999 and incorporated herein by reference.

(8)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 30, 2004 and incorporated herein by reference.

(9)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 21, 2005 and incorporated herein by reference.

(10)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 7, 2005 and incorporated herein by reference.

(11)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 23, 2005 and incorporated herein by reference.

(12)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 30, 2006 and incorporated herein by reference.

(13)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on April 14, 2008 and incorporated herein by reference.

(14)	Previously filed as an exhibit to the Report on Form 20-F filed with the Commission on October 11, 2008 and incorporated herein by reference

(15)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on January 23, 2009 and incorporated herein by reference

(16)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 15, 2010 and incorporated herein by reference.

(17)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on September 8, 2011 and incorporated herein by reference.