Form 20-F/A
period 2011-03-31
SIFY TECHNOLOGIES LTD
filed 2012-06-19
CIK 1094324

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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

If this is an annual report, indicate by check mark whether the registrant is a shell Company (as defined in Rule 12b-2 of the Exchange Act).:

Yes ☐ No ☑

EXPLANATORY NOTE

    This Amendment No. 1 on Form 20-F/A (this “Amendment No.1”) to the Annual Report on Form 20-F for the year ended March 31, 2011, filed with the Securities and Exchange Commission (the “SEC”) on October 12, 2011 (the “Original Form 20-F”) by Sify Technologies Limited (the “Company”), is filed solely to file (i) the audit report of Price Waterhouse related to the consolidated financial statements of MF Global Sify Securities India Private Limited and its subsidiaries as of March 31, 2010 and for each of the two years in the period ended March 31, 2010 and (ii) the consent of ASA & Associates relating to their audit report dated October 11, 2011 with respect to the consolidated financial statements of MF Global Sify Securities India Private Limited and its subsidiaries as of and for the year ended March 31, 2011, each of which were inadvertently omitted from the Original Form 20-F. As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, new certifications by our Chief Executive Officer and Chief Financial Officer are being filed as exhibits to this Amendment No.1 under Item 19.

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

Item	Page

Item 18. Financial Statements	1

Item 19. Exhibits	33

i

Item 18.	FINANCIAL STATEMENTS

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

KPMG

Chennai, India

November 30, 2010

Sify Technologies Limited

Consolidated Statement of Financial Position

	September 30,	September 30,	September 30,	September 30,
				As at March 31,
				2011 Convenience
				translation into
		As at March 31,		US$ thousands
(In thousands of Rupees, except share data and as		2011	2010	(Unaudited)
otherwise stated)	Note	Rs	Rs	Note 2(c)
Assets
Property, plant and equipment	5	3,760,473	3,452,022	84,221
Intangible assets	6	104,626	129,524	2,344
Investment in equity accounted investee	7	702,363	633,469	15,730
Lease prepayments	9	63,068	273,911	1,412
Other assets	10	672,843	554,358	15,069
Other investments	15	160	—	4
Deferred tax assets	11	—	—	—

Total non-current assets		5,303,533	5,043,284	118,780

Inventories	12	15,637	21,488	350
Trade and other receivables, net	13	3,185,913	3,195,012	71,353
Prepayments for current assets	14	190,191	191,318	4,260
Restricted cash	8	84,538	360,909	1,893
Cash and cash equivalents	8	458,559	517,789	10,270

Total current assets		3,934,838	4,286,516	88,126

Total assets		9,238,371	9,329,800	206,906

Equity	16
Share capital		858,832	546,332	19,235
Share premium		17,216,121	16,528,621	385,579
Share based payment reserve		190,325	180,124	4,263
Other components of equity		7,365	3,374	165
Accumulated deficit		(13,606,851)	(13,087,359)	(304,745)

Total equity attributable to equity holders of the Company		4,665,792	4,171,092	104,497

Non-controlling interest		—	—	—

Total equity		4,665,792	4,171,092	104,497

Sify Technologies Limited

Consolidated Statement of Financial Position

	September 30,	September 30,	September 30,	September 30,
				As at March 31,
				2011
				Convenience
				translation into
		As at March 31,		US$ thousands
(In thousands of Rupees, except share data and as		2011	2010	(Unaudited)
otherwise stated)	Note	Rs	Rs	Note 2(c)
Liabilities
Finance lease obligations, other than current installments	17	127,746	155,347	2,861
Borrowings	20	262,608	449,424	5,881
Employee benefits	18	47,788	54,807	1,070
Other liabilities	19	163,245	165,800	3,657

Total non-current liabilities		601,387	825,378	13,469

Finance lease obligations, current installments	17	60,507	45,970	1,355
Borrowings	20	1,035,802	952,846	23,198
Bank overdraft	8	678,901	1,060,284	15,205
Trade and other payables	21	1,783,388	1,855,664	39,941
Deferred income	22	412,594	418,566	9,241

Total current liabilities		3,971,192	4,333,330	88,940

Total liabilities		4,572,579	5,158,708	102,409

Total equity and liabilities		9,238,371	9,329,800	206,906

The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited

Consolidated Statement of Income

	September 30,	September 30,	September 30,	September 30,	September 30,
					Year ended March 31,
					2011
					Convenience
					translation into
		Year ended March 31,			US$ thousands
(In thousands of Rupees, except share data and as		2011	2010	2009	(Unaudited)
otherwise stated)	Note	Rs	Rs	Rs	Note2(c)
Revenue
- Rendering of services		6,283,569	5,657,140	5,519,140	140,729
- Sale of products		603,060	1,053,048	643,021	13,507

Total	23	6,886,629	6,710,188	6,162,161	154,236
Cost of goods sold and services rendered
- Rendering of services		(3,655,994)	(3,157,472)	(3,033,798)	(81,881)
- Sale of products		(553,436)	(939,066)	(579,551)	(12,395)

Total	25	(4,209,430)	(4,096,538)	(3,613,349)	(94,276)
Other income	26	72,693	131,789	89,105	1,628
Selling, general and administrative expenses	28	(2,441,799)	(2,482,415)	(2,813,425)	(54,688)
Depreciation and amortization	5 & 6	(685,836)	(656,797)	(498,872)	(15,360)
Impairment loss on intangibles including goodwill	6	(1,857)	(47,269)	(15,200)	(42)
Income from legal settlement	27	—	561,120	—	—

Profit / (loss) from operating activities		(379,600)	120,078	(689,580)	(8,502)

Finance income	31	45,698	27,994	122,565	1,023
Finance expenses	31	(258,622)	(293,873)	(251,660)	(5,792)

Net finance income / (expense)	31	(212,924)	(265,879)	(129,095)	(4,769)

Share of profit of equity accounted investee	7	73,032	91,135	64,091	1,636

Profit / (loss) before tax		(519,492)	(54,666)	(754,584)	(11,635)
Income tax (expense) / benefit	11	—	81,479	(97,049)	—

Profit / (loss) for the year		(519,492)	26,813	(851,633)	(11,635)

Attributable to:
Equity holders of the Company		(519,492)	17,027	(900,574)	(11,635)
Non-controlling interest		—	9,786	48,941	—

		(519,492)	26,813	(851,633)	(11,635)

Earnings / (loss) per share	32
Basic earnings /(loss) per share		(8.20)	0.33	(20.77)	(0.18)
Diluted earnings/(loss) per share		(8.20)	0.33	(20.77)	(0.18)

The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited

Consolidated Statement of Comprehensive Income

	September 30,	September 30,	September 30,	September 30,	September 30,
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

The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited

Consolidated Statement of Changes in Equity

(In thousands of Rupees, except share data and as otherwise stated)

For year ended March 31, 2011

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
			Share		Retained
			based	Other	earnings /		Non-
	Share	Share	payment	components	(accumulated		controlling
Particulars	capital	premium	reserve	of equity	deficit)	Total	interest	Total equity
Balance at April 1, 2010	546,332	16,528,621	180,124	3,374	(13,087,359)	4,171,092	—	4,171,092

Total comprehensive income for the year	—	—	—	3,991	(519,492)	(515,501)	—	(515,501)

Transactions with owners, recorded directly in equity
Issue of share capital	312,500	687,500	—	—	—	1,000,000	—	1,000,000

Share-based payment transactions	—	—	10,201	—	—	10,201	—	10,201

Balance at March 31, 2011	858,832	17,216,121	190,325	7,365	(13,606,851)	4,665,792	—	4,665,792

Sify Technologies Limited

Consolidated Statement of Changes in Equity

(In thousands of Rupees, except share data and as otherwise stated)

For year ended March 31, 2010

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
			Share		Retained
			based	Other	earnings /		Non-
	Share	Share	payment	components	(accumulated		controlling
Particulars	capital	premium	reserve	of equity	deficit)	Total	interest	Total equity
Balance at April 1, 2009	441,018	16,375,217	149,535	(9,691)	(13,104,386)	3,851,693	248,848	4,100,541

Total comprehensive income for the year	—	—	—	13,065	17,027	30,092	9,786	39,878

Transactions with owners, recorded directly in equity
Issue of share capital	105,300	737,537	—	—	—	842,837	—	842,837

Share options exercised	14	70				84	—	84

Share-based payment transactions	—	—	30,589	—	—	30,589	—	30,589

Changes in ownership interests in subsidiaries that do not result in a loss of control
Acquisition of non-controlling interest	—	(584,203)	—	—	—	(584,203)	(258,634)	(842,837)

Balance at March 31, 2010	546,332	16,528,621	180,124	3,374	(13,087,359)	4,171,092	—	4,171,092

Sify Technologies Limited

Consolidated Statement of Changes in Equity

(In thousands of Rupees, except share data and as otherwise stated)

For year ended March 31, 2009

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
			Share		Retained
			based	Other	earnings /		Non-
	Share	Share	payment	components	(accumulated		controlling
Particulars	capital	premium	reserve	of equity	deficit)	Total	interest	Total equity
Balance at April 1, 2008	441,018	16,368,647	149,398	976	(12,265,055)	4,694,984	199,907	4,894,891

Total comprehensive income for the year	—	—	—	(10,667)	(900,574)	(911,241)	48,941	(862,300)

Transactions with owners, recorded directly in equity
Share-based payment transactions	—	—	61,380	—	—	61,380	—	61,380

Stock options lapsed	—	—	(61,243)	—	61,243	—	—	—

Others	—	6,570	—	—	—	6,570	—	6,570

Balance at March 31, 2009	441,018	16,375,217	149,535	(9,691)	(13,104,386)	3,851,693	248,848	4,100,541

The accompanying notes form an integral part of these consolidated financial statements.

Sify Technologies Limited

Consolidated Statements of Cash Flows

For the fiscal years ended March 31,

	September 30,	September 30,	September 30,	September 30,
				2011
				Convenience
				translation
				into US$
	Year ended March 31,			thousands
(In thousands of Rupees, except share data and as	2011	2010	2009	(Unaudited)
otherwise stated)	Rs	Rs	Rs	Note 2(c)

Profit/(loss) for the year	(519,492)	26,813	(851,633)	(11,635)
Adjustments for:
Depreciation and amortization	685,836	656,797	498,872	15,360
Impairment loss on intangibles including goodwill	1,857	47,269	15,200	42
Share of profit of equity accounted investee	(73,032)	(91,135)	(64,091)	(1,636)
(Gain) / loss on sale of property, plant and equipment	(594)	(2,414)	(828)	(13)
Provision for doubtful receivables	161,922	121,987	84,346	3,626
Provision for finance lease receivables	—	—	6,929	—
Realized loss on sale of investments	—	373	—	—
Stock compensation expense	10,201	30,589	61,380	229
Net finance (income) / expense	212,924	265,879	129,095	4,769
Income tax expense/(benefit)	—	(81,479)	97,049	—
Unrealized (gain)/ loss on account of exchange differences	1,196	703	455	27
Amortization of leasehold prepayments	—	3,917	8,403	—
Provision for infrastructure costs	—	—	10,000	—

	480,818	979,299	(4,823)	10,853

Change in trade and other receivables	(153,560)	(585,805)	(314,349)	(3,439)
Change in inventories	5,851	17,600	(1,337)	131
Change in other assets	(34,082)	(64,112)	224,625	(763)
Change in trade and other payables	(26,597)	517,497	(171,261)	(596)
Change in employee benefits	1,341	(3,984)	17,704	30
Change in deferred income	(5,972)	63,762	(13,555)	(134)

	267,799	924,257	(262,996)	5,998
Income taxes paid	(42,440)	(164,455)	(108,560)	(951)

Net cash from / (used in) operating activities	225,359	759,802	(371,556)	5,047

Sify Technologies Limited

Consolidated Statements of Cash Flows

For the fiscal years ended March 31,

	September 30,	September 30,	September 30,	September 30,
				2011
				Convenience
				translation into
	Year ended March 31,			US$ thousands
(In thousands of Rupees, except share data and as	2011	2010	2009	(Unaudited)
otherwise stated)	Rs	Rs	Rs	Note 2(c)
Cash flows from / (used in) investing activities
Acquisition of property, plant and equipment	(674,558)	(759,435)	(1,170,905)	(15,107)
Expenditure on intangible assets	(120,710)	(220,299)	(165,247)	(2,703)
Proceeds from sale of property, plant and equipment	3,109	5,979	2,393	69
Net investment in leases	—	—	5,111	—
Payment towards purchase of unquoted equity shares	(160)	—	—	(4)
Finance income received	61,669	57,130	154,492	1,381
Short term investments (net)	—	19,942	—	—

Net cash from / (used in) investing activities	(730,650)	(896,683)	(1,174,156)	(16,364)

Cash flows from / (used in) financing activities
Proceeds from issue of share capital (including share premium)	1,000,000	84	—	22,396
Proceeds from / (repayment) of borrowings (net)	(103,860)	8,409	1,227,733	(2,326)
Finance expenses paid	(293,265)	(318,723)	(249,908)	(6,568)
Repayment of finance lease liabilities	(51,175)	(44,256)	(9,028)	(1,146)

Net cash from / (used in) financing activities	551,700	(354,486)	968,797	12,356

Net increase / (decrease) in cash and cash equivalents	46,409	(491,367)	(576,920)	1,039
Cash and cash equivalents at April 1	(181,586)	312,715	888,690	(4,067)
Effect of exchange fluctuations on cash held	(627)	(2,934)	945	(14)

Cash and cash equivalents at March 31	(135,804)	(181,586)	312,715	(3,042)

Refer note 3 (c) and note 8 for the composition of cash and cash equivalents.

Supplementary information
Additions to property, plant and equipment represented by finance lease obligations	38,111	99,950	158,962	854

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

	September 30,
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

September 30,
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

5. Property, plant and equipment

The following table presents the changes in property, plant and equipment during the year ended March 31, 2011

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Cost				Accumulated depreciation				Carrying amount
	As at			As at	As at			As at	as at
	April 01,			March 31,	April 1,	Depreciation		March 31,	March 31,
Particulars	2010	Additions	Disposals	2011	2010	for the year	Deletions	2011	2011
Building	777,419	—	—	777,419	177,072	27,754	—	204,826	572,593
Plant and machinery	5,302,696	199,591	68,928	5,433,359	2,929,688	474,168	68,246	3,335,610	2,097,749
Computer equipments	517,904	46,736	864	563,776	429,631	49,854	780	478,705	85,071
Office equipment	228,418	6,214	507	234,125	107,252	23,181	501	129,932	104,193
Furniture and fittings	706,148	15,731	8,520	713,359	445,437	64,442	6,777	503,102	210,257
Vehicles	6,191	—	3,262	2,929	6,191	—	3,262	2,929	—
Total	7,538,776	268,272	82,081	7,724,967	4,095,271	639,399	79,566	4,655,104	3,069,863

Add: Construction in progress									690,610

Total	7,538,776	268,272	82,081	7,724,967	4,095,271	639,399	79,566	4,655,104	3,760,473

The following table presents the changes in property, plant and equipment during the year ended March 31, 2010

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Cost				Accumulated depreciation				Carrying amount
	As at			As at	As at			As at	as at
	April 01,			March 31,	April 1,	Depreciation		March 31,	March 31,
Particulars	2009	Additions	Disposals	2010	2009	for the year	Deletions	2010	2010
Building	769,663	7,756	—	777,419	148,401	28,671	—	177,072	600,347
Plant and machinery	4,733,122	827,043	257,469	5,302,696	2,765,920	420,314	256,546	2,929,688	2,373,008
Computer equipments	497,223	26,462	5,781	517,904	367,972	66,709	5,050	429,631	88,273
Office equipment	162,132	68,106	1,820	228,418	96,955	12,070	1,773	107,252	121,166
Furniture and fittings	628,279	101,188	23,319	706,148	389,771	77,608	21,942	445,437	260,711
Vehicles	8,269	—	2,078	6,191	6,420	1,360	1,589	6,191	—
Total	6,798,688	1,030,555	290,467	7,538,776	3,775,439	606,732	286,900	4,095,271	3,443,505

Add: Construction in progress									8,517

Total	6,798,688	1,030,555	290,467	7,538,776	3,775,439	606,732	286,900	4,095,271	3,452,022

The following table presents the changes in property, plant and equipment during the year ended March 31, 2009

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
									Carrying
	Cost				Accumulated depreciation				amount
Particulars	As at April 01, 2008	Additions	Disposals	As at March 31, 2009	As at April 1, 2008	Depreciation for the year	Deletions	As at March 31, 2009	as at March 31, 2009
Building	769,663	—	—	769,663	120,924	27,477	—	148,401	621,262
Plant and machinery	3,683,632	1,097,317	47,827	4,733,122	2,526,445	286,805	47,330	2,765,920	1,967,202
Computer equipments	438,597	58,824	198	497,223	297,049	71,001	78	367,972	129,251
Office equipment	116,691	47,090	1,649	162,132	83,928	14,673	1,646	96,955	65,177
Furniture and fittings	422,939	208,486	3,146	628,279	339,750	52,720	2,699	389,771	238,508
Vehicles	9,174	—	905	8,269	3,846	2,981	407	6,420	1,849
Total	5,440,696	1,411,717	53,725	6,798,688	3,371,942	455,657	52,160	3,775,439	3,023,249

Add: Construction in progress									237,665

Total	5,440,696	1,411,717	53,725	6,798,688	3,371,942	455,657	52,160	3,775,439	3,260,914

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

	September 30,	September 30,	September 30,	September 30,
	2008	2009	2010	2011
Decrease / (increase) in depreciation expense	110,315	98,650	61,498	(17,674)

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

6. Intangible assets

Intangible assets comprise the following:

	September 30,	September 30,
	March 31, 2011	March 31, 2010
Goodwill	14,595	14,595
Other intangible assets	90,031	114,929

	104,626	129,524

(i) Goodwill

The following table presents the changes in goodwill during the years ended March 31, 2011 and 2010

	September 30,	September 30,
	March 31, 2011	March 31, 2010
Balance at the beginning of the year	14,595	40,461
Effect of movement in exchange rates	—	(2,482)
Impairment loss recognised during the year	—	(23,384)

Net carrying amount of goodwill	14,595	14,595

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

The above impairment charges relate to online portal services segment.

(ii) Other intangibles

The following table presents the changes in intangible assets during the years ended March 31, 2011, 2010 and 2009.

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Technical know- how	Portals and web content	Customer related intangibles	Software	License fees	Total
(A) Cost
Balance as at March 31, 2008	82,753	52,730	199,554	271,116	50,000	656,153
Acquisitions during the year	—	—	1,016	48,099	—	49,115
Balance as at March 31, 2009	82,753	52,730	200,570	319,215	50,000	705,268
Acquisitions during the year	—	—	—	51,468	—	51,468
Disposals during the year	—	52,730	—	—	—	52,730
Balance as at March 31, 2010	82,753	—	200,570	370,683	50,000	704,006
Acquisitions during the year	—	—	—	23,397	—	23,397
Disposals during the year	—	—	—	—	—	—
Balance as at March 31, 2011	82,753	—	200,570	394,080	50,000	727,403

(B) Amortization
Balance as at April 1, 2008	82,753	52,730	149,926	235,827	3406	524,642
Amortization for the year	—	—	19,921	20,794	2,500	43,215
Balance as at March 31, 2009	82,753	52,730	169,847	256,621	5,906	567,857
Amortization for the year	—	—	6,144	41,421	2,500	50,065
Impairment loss on intangibles	—	—	22,148	1,737	—	23,885
Disposals during the year	—	52,730	—	—	—	52,730
Balance as at March 31, 2010	82,753	—	198,139	299,779	8,406	589,077
Amortization for the year	—	—	837	43,101	2,500	46,438
Impairment loss on intangibles	—	—	1,594	263	—	1,857
Balance as at March 31,2011	82573	—	200,570	343,143	10,906	637,372

(C) Carrying amounts
As at March 31, 2009	—	—	30,723	62,594	44,094	137,411
As at March 31, 2010	—	—	2,431	70,904	41,594	114,929
As at March 31, 2011	—	—	—	50,937	39,094	90,031

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

	September 30,	September 30,
Balance sheet	March 31, 2011	March 31, 2010
Total assets	4,546,919	3,974,094

Total liabilities	2,193,943	1,851,919
Shareholders’ equity	2,352,976	2,122,175

Total Liabilities and shareholders’ equity	4,546,919	3,974,094

	September 30,	September 30,	September 30,
	For the year ended
Statement of operations	March 31, 2011	March 31, 2010	March 31, 2009
Revenues	1,818,283	1,612,545	1,413,643
Net profit	241,840	307,543	216,917

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

	September 30,	September 30,	September 30,
	March 31, 2011	March 31, 2010	March 31, 2009
(a) Restricted cash
Non current
Against future performance obligation	—	—	1,000
Current
Bank deposits held under lien against borrowings / guarantees from banks	84,538	360,909	1,329,756

Total restricted cash	84,538	360,909	1,329,756

(b) Non restricted cash
Current
Cash and bank balances	458,559	517,789	380,042

Total cash (a+b)	543,097	878,698	1,710,798

Bank overdraft used for cash management purposes	(678,901)	(1,060,284)	(1,397,083)
Less: Non current restricted cash	—	—	(1,000)

Cash and cash equivalents for the statement of cash flows	(135,804)	(181,586)	312,715

9. Lease prepayments

	September 30,	September 30,
	March 31, 2011	March 31, 2010
Towards buildings*	63,068	273,911

	63,068	273,911

*	Includes Rs. Nil (March 31, 2010: Rs 189,903) paid to VALS Developers Private Limited. Also refer note 37.

In respect of buildings, prepayments made towards buildings accounted for as operating leases are amortised over the lease term on a straight line basis.

10. Other assets

	September 30,	September 30,
	March 31, 2011	March 31, 2010
Non current
Other deposits (see notes below)	672,843	554,358

	672,843	554,358

Current
Net investment in leases	—	—

	—	—

Financial assets included in other assets	212,969	249,744

(a)	Includes Rs. Nil (March 31 2010: Rs.32,098) paid to VALS Developers Private Limited. Also refer note 37.
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

	September 30,	September 30,
	Assets / (liabilities)
Recognised deferred tax assets / (liabilities)	March 31, 2011	March 31, 2010
Deferred tax assets
Carry forward capital losses	90,892	82,869

	90,892	82,869

Deferred tax liabilities
Property, plant and equipment	—	(76)
Intangible assets	(83)	(189)
Investment in equity accounted investees	(90,809)	(82604)

	(90,892)	(82,869)

Net deferred tax asset recognized in balance sheet	—	—

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

Movement in temporary differences during the year

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Balance as at April 1, 2009	Recognised in income statement	Recognised in Equity	Balance as at March 31, 2010	Recognised in income statement	Recognised in Equity	Balance as at March 31, 2011
Property, plant and equipment	1,796	(1872)	—	(76)	76	—	—
Intangible assets	2,212	(2401)	—	(189)	106	—	(83)
Allowance for doubtful trade and other receivables	4,516	(4,516)	—	—	—	—	—
Tax loss carry forwards	67,735	14,371	763	82,869	8,875	(852)	90,892
Investment in equity accounted investees	(67,735)	(14,106)	(763)	(82,604)	(9,057)	852	(90,809)

	8,524	(8,524)	—	—	—	—	—

Unrecognized deferred tax assets / (liabilities)

	September 30,	September 30,
	As at March 31, 2011	As at March 31, 2010
Deductible temporary differences	157,928	172,136
Unrecognized tax losses	3,084,218	3,360,093
	3,242,146	3,532,229

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

Income tax expense recognized in profit or loss

	September 30,	September 30,	September 30,
	March 31, 2011	March 31, 2010	March 31, 2009
Current tax expense / (benefit)
Current period	—	(90,003)	90,003
	—	(90,003)	90,003
Deferred tax expense
Origination and reversal of temporary differences	8,875	22,895	17,862

Recognition of previously unrecognized tax losses	(8,875)	(14,371)	(10,854)
Reversal of previously recognized tax losses	—	—	38
	—	8,524	38

Total income tax expense / (benefit)	—	(81,479)	97,049

Income tax directly recognised in other comprehensive income

	September 30,	September 30,	September 30,
	March 31,2011	March 31,2010	March 31,2009
Actuarial (gains) or losses	—	—	—
Tax effect of changes in the fair value of other investments	—	—	—
Tax effect on share of profit of associate recognised in OCI	—	—	—
Tax effect on foreign currency translation differences	—	—	—

Income tax benefit / (expense) recognized directly in equity	—	—	—

Reconciliation of effective tax rate

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before taxes is summarized below:

	September 30,	September 30,	September 30,
	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
Profit / (loss) before income taxes	(519,492)	(54,666)	(754,584)
Enacted tax rates in India	33.22%	33.99%	33.99%
Computed expected tax expense / (benefit)	(172,575)	(18,581)	(256,483)
Effect of:
Share based payment expense not deductible for tax purposes	2,697	8,188	16,149
Unrecognized deferred tax assets on losses incurred during the year (net of temporary differences, if any)	194,140	41,370	359,669
Unrecognized deferred tax asset on temporary differences	—	—	—
Share of profit of equity accounted investee taxed at a lower rate	(9,217)	(12,203)	(8,582)
Recognition of previously unrecognized tax losses	(15,045)	(18,774)	(13,203)
Reversal of tax expense consequent to merger (Refer note 40)	—	(81,479)	—
Others	—	—	(501)

	—	(81,479)	97,049

12. Inventories

Inventories comprise:

	September 30,	September 30,
	March 31, 2011	March 31, 2010
Communication hardware	2,824	19,826
Application software	12,813	1,662

	15,637	21,488

The entire carrying amount of inventories as at March 31, 2011 and 2010 are secured in connection with bank borrowings.

13. Trade and other receivables

Trade and other receivables comprise:

	September 30,	September 30,
	March 31, 2011	March 31, 2010
(i) Trade receivables, net	1,839,966	1,912,348
(ii) Other receivables including deposits	1,251,690	1,196,450
(iii) Construction contract in progress	94,257	86,214

	3,185,913	3,195,012

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

	September 30,	September 30,
	March 31, 2011	March 31, 2010
Trade receivables from related parties	—	—
Other trade receivables	2,055,974	2,083,054

	2,055,974	2,083,054
Less: Allowance for doubtful receivables	(216,008)	(170,706)

Balance at the end of the year	1,839,966	1,912,348

The activity in the allowance for doubtful accounts receivable is given below:

	September 30,	September 30,
	For the year ended
	March 31, 2011	March 31, 2010
Balance at the beginning of the year	170,706	116,295
Add: Additional provision, net	161,922	121,987
Less: Bad debts written off	(116,620)	(67,576)

Balance at the end of the year	216,008	170,706

(ii)	Other receivables comprises of the following items:

	September 30,	September 30,
	March 31, 2011	March 31, 2010
Advances and other deposits (Refer Note (a) and (c) below)	684,016	657,609
Withholding taxes (Refer Note (b) below)	560,456	530,146
Employee advances	7,218	8,695

	1,251,690	1,196,450

Financial assets included in other receivables	354,115	322,833

Notes:

a)	Advances and other deposits primarily comprises of receivables in the form of custom duty credit entitlement, service tax and other advances given in the ordinary course of business.
b)

Includes withholding taxes recoverable from the Department of Income-tax for which the Company has filed tax returns for refund. The Company expects to realize such refund of withholding taxes within the next 12 months.

14. Prepayments for current assets

Prepayments for current assets comprise of the following:

	September 30,	September 30,
	March 31, 2011	March 31, 2010
Prepayments for purchase of bandwidth	71,256	79,402
Prepayments related to insurance	7,026	17,680
Prepayments-others	106,845	57,245
Lease prepayments	5,064	36,991

	190,191	191,318

15. Other investments

Other Investments comprise of investment in unquoted equity instruments classified as available for sale financial assets which are carried at cost. The details of such investments are given below:

	September 30,	September 30,
	March 31, 2011	March 31, 2010
Investment in equity shares of Vashi Railway Station Commercial Complex Limited	150	—
Investment in equity shares of Sify Empower India Foundation	10	—

	160	—

16. Share capital and share premium

No of shares

	September 30,	September 30,	September 30,
	Year ended March 31,
	2011	2010	2009
Issued as at April 01	53,351,498	42,820,082	55,637,082
Issued for cash*	125,000,000	—	—
Issued for consideration other than cash	—	10,530,000	—
Exercise of share options	—	1,416	—
Shares forfeited**	—	—	(12,817,000)

Issued as at March 31	178,351,498	53,351,498	42,820,082

*	Paid up Rs.2.50 per share

**	Paid up Re.1/- per share

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

17. Finance lease obligations

The Group leases routers and other equipments under finance lease arrangements. The following is a schedule of future minimum finance lease commitments as at March 31, 2011:

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	March 31, 2011			March 31, 2010
			Present			Present
	Future		value	Future		value
	minimum		minimum	minimum		minimum
	lease		lease	lease		lease
	payments	Interest	payments	payments	Interest	payments
Less than one year	77,975	(17,468)	60,507	65,148	(19,178)	45,970
Between one and five years	144,357	(16,611)	127,746	182,206	(26,859)	155,347

Total	222,332	(34,079)	188,253	247,354	(46,037)	201,317

18. Employee benefits

	September 30,	September 30,
	March 31, 2011	March 31, 2010
Gratuity payable	19,116	16,753
Compensated absences	28,672	38,054

	47,788	54,807

Gratuity cost

The components of gratuity costs recognised in the consolidated income statement for the years ending March 31, 2011, March 31, 2010 and March 31, 2009 consist of the following:

	September 30,	September 30,	September 30,
	March 31, 2011	March 31, 2010	March 31, 2009
Service cost	22,275	14,498	12,067
Interest cost	3,786	4,501	3,038
Expected return on plan asset	(2,875)	(2,963)	(1,672)

	23,186	16,036	13,433

Details of employee benefit obligation and plan asset are as follows:

	September 30,	September 30,
	March 31, 2011	March 31, 2010
Present value of projected benefit obligation at the end of the year	59,571	51,046
Funded status of the plans	40,455	34,293

Recognised (asset) / liability	19,116	16,753

The following table set out the status of the gratuity plan:

	September 30,	September 30,	September 30,
Change in defined benefit obligation	March 31, 2011	March 31, 2010	March 31, 2009
Projected benefit obligation at the beginning of the year	51,046	43,389	27,332
Service cost	22,275	14,498	12,067
Interest cost	3,786	4,501	3,038
Actuarial (gain) / loss	(8,358)	(5,957)	3,662
Benefits paid	(9,178)	(5,385)	(2,710)

Projected benefit obligation at the end of the year	59,571	51,046	43,389

	September 30,	September 30,	September 30,
Change in plan assets	March 31, 2011	March 31, 2010	March 31, 2009
Fair value of plan assets at the beginning of the year	34,293	28,307	18,740
Expected return on plan assets	2,875	2,965	1,672
Actuarial gain / (loss)	—	(449)	(684)
Employer contributions	12,465	8,855	11,290
Benefits paid	(9,178)	(5,385)	(2,711)

Fair value of plan assets at the end of the year	40,455	34,293	28,307

Actual return on plan assets	2,875	2,513	988

Actuarial assumptions at end of the year:

The principal actuarial assumptions as on March 31, 2011, 2010 and 2009 were as follows:

	March 31, 2011	March 31, 2010	March 31, 2009
Discount rate	8.00% P.a	8.15% P.a	7.95% P.a
Long-term rate of compensation increase	8.00% P.a	8.00% P.a	8.00% P.a
Expected long term rate of return on plan assets	8.00% P.a	8.00% P.a	8.00% P.a
Average future working life time	8.60 years	11.06 years	10.99 years

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

Assumptions regarding future mortality are based on published statistics and mortality tables.

The Group assesses these assumptions with the projected long-term plans of growth and prevalent industry standards.

Historical information

	September 30,	September 30,
	March 31, 2011	March 31, 2010
Experience adjustment on plan liabilities	8,064	(4,818)
Experience adjustment on plan assets	—	(450)

Contributions: The Group expects to contribute Rs.15,000 (March 31 2010: Rs12,000) to its gratuity fund during the year ending March 31, 2012.

Plan assets: The Gratuity plan’s weighted-average asset allocation at March 31, 2011 and March 31, 2010, by asset category is as follows:

	September 30,	September 30,
	March 31, 2011	March 31, 2010
Funds managed by insurers	100%	100%

Actuarial gains and losses recognised in other comprehensive income

The amount of actuarial gains and losses recognised in other comprehensive income for the years ending March 31, 2011, 2010 and 2009 are as follows:

	September 30,	September 30,	September 30,
	March 31, 2011	March 31, 2010	March 31, 2009
Actuarial gain / (loss)	8,358	5,508	(4,346)

	8,358	5,508	(4,346)

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

19. Other liabilities

	September 30,	September 30,
	March 31, 2011	March 31, 2010
Franchisee deposits and other liabilities	163,245	165,800

	163,245	165,800

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

20. Borrowings

	September 30,	September 30,
	March 31, 2011	March 31, 2010
Current
Term bank loans (Refer note 1 below)	216,000	216,000
Other working capital facilities (Refer note 2 below)	679,542	697,165
Borrowings from others (Refer note 3 below)	140,260	39,681

	1,035,802	952,846

Non current
Term bank loans (Refer note 1 below)	113,880	325,940
Borrowings from others (Refer note 3 below)	148,728	123,484

	262,608	449,424

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

21. Trade and other payables

	September 30,	September 30,
	March 31, 2011	March 31, 2010
Trade payables	814,777	989,020
Advance from customers	86,073	37,047
Accrued expenses	808,399	686,452
Other payables	74,139	143,145

	1,783,388	1,855,664

Financial liabilities included in trade and other payables	1,725,907	1,798,764

22. Deferred income

Deferred income includes the following amounts of unearned income:

	September 30,	September 30,
	March 31, 2011	March 31, 2010
Corporate network/data services	339,549	328,309
Internet access services	28,966	24,941
Other services	44,079	65,316

	412,594	418,566

23. Revenue

	September 30,	September 30,	September 30,
	Year ended
	March 31, 2011	March 31, 2010	March 31, 2009
Rendering of services
Service revenue*	5,460,236	5,356,852	5,253,535
Initial franchise fee	10,992	11,369	30,489
Installation service revenue	812,341	288,919	235,116

	6,283,569	5,657,140	5,519,140

Sale of products	603,060	1,053,048	643,021

	6,886,629	6,710,188	6,162,161

*	Including revenue arising from construction contracts (refer note 24)

24. Construction contracts in progress

	September 30,	September 30,	September 30,
	Year ended
	March 31, 2011	March 31, 2010	March 31, 2009

Contract revenue recognised for the year ended March 31, 2011	268,064	86,214	—
Aggregate amounts of costs incurred and recognized profits (less recognised losses) upto the reporting date for contracts in progress	109,570	86,124	—
Advances received for contracts in progress	27,860	16,441	—
Gross amount due from customers for contract work presented as an asset	231,090	86,214	—

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

26. Other income

	September 30,	September 30,	September 30,
	Year ended
	March 31, 2011	March 31, 2010	March 31, 2009
Duty credit entitlement	38,006	82,486	79,278
Others	34,687	49,303	9,827

	72,693	131,789	89,105

27. Income from legal settlement

During the previous year, the Company received Rs 561,120 in connection with settlement of legal matters. This is pursuant to a legal suit filed by the company in the prior years. The said receipt has been recorded as income form legal settlement in the consolidated statement of income during the year ended March 31, 2010.

28. Selling, general and administrative expenses

	September 30,	September 30,	September 30,
	Year ended
	March 31, 2011	March 31, 2010	March 31, 2009
Personnel expenses	561,385	745,067	987,585
Marketing and promotion expenses	394,057	482,554	608,318
Administrative and other expenses*	1,486,357	1,238,770	1,217,522

	2,441,799	2,466,391	2,813,425

*	Includes foreign exchange gain / (loss) of Rs.12,941, Rs.9,397 and Rs.21,320 for the years ended March 31, 2011, 2010 and 2009 respectively.

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

29. Personnel expenses

	September 30,	September 30,	September 30,
	Year ended
	March 31, 2011	March 31, 2010	March 31, 2009
Salaries and wages	1,211,183	1,269,638	1,532,378
Contribution to provident fund and other funds	77,164	77,197	70,354
Staff welfare expenses	22,296	27,499	38,225
Employee stock compensation expense	10,201	30,589	61,380

	1,320,844	1,404,923	1,702,337

Attributable to cost of goods sold and services rendered	759,459	659,856	714,752
Attributable to selling, general and administration expenses	561,385	745,067	987,585

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

September 30,
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

As the number of stock options and the price of those options were made known to each allottee, the Plan has been considered as a fixed price grant. Stock option activity under the ASOP 2005 Plan is as follows:

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
				Weighted average exercise
No. of options granted, exercised and	Number of options			price in Rs.
forfeited	2011	2010	2009	2011	2010	2009
Outstanding at the beginning of the year	—	—	326,093	—	—	328.84
Granted during the year	—	—	—	—	—	—
Forfeited during the year	—	—	(29,167)	—	—	449.16
Expired during the year	—	—	(296,926)	—	—	317.02
Exercised during the year	—	—	—	—	—	—
Replaced during the year (Refer to notes below)	—	—	—	—	—	—

Outstanding at the end of the year	—	—	—	—	—	—

Vested and exercisable at the end of the year	—	—	—	—	—	—

Weighted average grant date fair value of grants during the year	—	—	—	—	—	—

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

September 30,
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

As the number of stock options and the price of those options were made known to each allottee, the Plan has been considered as a fixed price grant. Stock option activity under the ASOP 2007 Plan is as follows:

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
		Weighted		Weighted		Weighted
		average		average		average
		exercise	Number	exercise	Number	exercise
	Number	price in	of	price in	of	price in
No. of options granted, exercised	of options	Rs.	options	Rs.	options	Rs.
and forfeited	2011	2011	2010	2010	2009	2009
Outstanding at the beginning of the year	1,078,800	149.21	1,211,900	152.51	1,200,400	157.35
Granted during the year	6,000	74.41	50,000	89.34	142,500	117.46
Replaced (Refer to notes below)	—	—	—	—	—	—
Replacement options granted (Refer to notes below)	—	—	—	—	—	—
Forfeited during the year	(81,801)	152.37	(93,616)	153.58	(131,000)	158.77
Expired during the year	(161,799)	158.52	(88,068)	158.01	—	—
Exercised during the year	—	—	(1,416)	59.02	—	—

Outstanding at the end of the year	841,200	146.58	1,078,800	149.21	1,211,900	152.51

Vested and Exercisable at the end of the year	566,908	151.36	437,210	155.55	185,167	157.35
Weighted average grant date fair value of grants during the year	—	—	—	—	—	71.82

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

The fair value of services received in return for share options granted under ASOP 2007 is based on the fair value of share options granted measured using Black Scholes model, with the following inputs:

	September 30,	September 30,	September 30,
	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
No. of options granted, exercised and forfeited	2011	2010	2009
Weighted average share price	82.68	99.26	130.41
Weighted average exercise price	74.41	89.34	117.46
Expected volatility	110.5% – 124.7%	115.8% –136.7%	53.5% –120.0%
Option life	3 – 4.5 years	3 – 4.5 years	3 – 4.5 years
Expected dividends	—	—	—
Risk-free interest rate	2.61%	2.43% – 2.69%	1.64% – 3.45%

A summary of information about fixed price stock options outstanding as at March 31, 2011 is furnished below:

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
				Weighted
		Number	Weighted	average	Number	Weighted
	Range of	outstanding at	average	remaining	exercisable at	average
	exercise price	March 31,	exercise price	contractual	March 31,	exercise price
	in Rs.	2011	in Rs.	life	2011	in Rs.
ASOP 2007	51.51-188.32	841,200	146.58	1.00	566,908	151.36

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

The assumptions that were used in arriving at the incremental fair value are as summarized below:

	September 30,	September 30,
Assumptions	Pre modification	Post modification
Current market price	174.83	174.83
Exercise price	308.34 – 578.38	157.35
Expected term	3 – 4.5 years	3 – 4.5 years
Volatility	53.83% – 77.82%	53.01% – 77.82%
Dividend yield	0%	0%
Discount rate	2.5%	2.5%

31. Financial income and expense

	September 30,	September 30,	September 30,
	Year ended
	March 31, 2011	March 31, 2010	March 31, 2009
Interest income on bank deposits	21,360	19,489	116,495
Interest income from leases	—	—	435
Others	24,338	8,505	5,635
Finance income	45,698	27,994	122,565
Interest expense on lease obligations	20,117	16,476	2,243
Bank charges (including letter of credit, bill discounting and buyer’s credit charges)	96,721	100,241	86,216
Interest expense on borrowings	141,784	177,156	163,201
Finance expense	(258,622)	(293,873)	(251,660)

Net finance income / (expense) recognised in profit or loss	(212,924)	(265,879)	(129,095)

32. Earnings / (loss) per share

The calculation of basic earnings / (loss) per share for the years ended March 31, 2011, 2010 and 2009 is based on the earnings / (loss) attributable to ordinary shareholders of Rs. (474,117), Rs 33,051 and Rs.(900,574) respectively and a weighted average number of shares outstanding of 65,149,443, 50,840,358, and 43,350,320 respectively, calculated as follows:

	September 30,	September 30,	September 30,
	Year ended
	March 31, 2011	March 31, 2010	March 31, 2009
Net profit / (loss) — as reported	(519,492)	17,027	(900,574)

Weighted average number of shares — basic	63,317,251	50,840,358	43,350,320
Basic earnings / (loss) per share	(8.20)	0.33	(20.77)

Weighted average number of shares — diluted	63,317,251	50,853,293	43,350,320
Diluted earnings / (loss) per share	(8.20)	0.33	(20.77)

Weighted average number of ordinary shares basic

	September 30,	September 30,	September 30,
	Year ended March 31,
	2011	2010	2009
Issued fully paid ordinary shares at April 01	53,351,498	42,820,082	42,820,082

Effect of shares issued on exercise of stock options	—	166	—
Effect of partly paid shares (Note 1)	9,965,753	—	530,238

Effect of shares issued consequent to amalgamation of Sify Communications Limited	—	8,020,110	—

Weighted average number of equity shares and equivalent shares outstanding	63,317,251	50,840,358	43,350,320

Weighted average number of ordinary shares diluted

	September 30,	September 30,	September 30,
	Year ended March 31,
	2011	2010	2009
Weighted average number of ordinary shares (basic)	63,317,251	50,840,358	43,350,320

Effect of stock options	—	12,935	—

Weighted average number of equity shares outstanding (diluted)	63,317,251	50,853,293	43,350,320

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

As at March 31, 2011

	September 30,	September 30,	September 30,	September 30,
		Less		More than
Lease obligations	Total	than 1 year	1-5 years	5 years
Non-cancellable operating lease obligations	1,884,543	105,693	588,973	1,189,877

As at March 31, 2010

	September 30,	September 30,	September 30,	September 30,
		Less		More than
Lease obligations	Total	than 1 year	1-5 years	5 years
Non-cancellable operating lease obligations	1,608,509	119,871	407,890	1,080,748
Non-cancellable obligations towards proposed lease *	2,423,554	22,850	520,808	1,879,896

*	For details on proposed lease, refer Note 37 on related parties.

34. Segment reporting

The primary operating segments of the Group are:

•	Corporate network/data services, which provides Internet, connectivity, security and consulting, hosting and managed service solutions;

•	Internet access services, from homes and through cybercafés,

•	Online portal services and content offerings; and

•	Other services, such as development of e-learning software.

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

The Group’s operating segment information for the years ended March 31, 2011, 2010 and 2009, are presented below:

Year ended March 31, 2011

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Corporate network /data services	Internet access services	Online portal services	Consumer one (Sub-total)	Other services	Total
		A	B	A+B
Segment revenue	5,671,909	403,925	122,441	526,366	688,354	6,886,629
Allocated segment expenses	(4,026,865)	(539,404)	(100,059)	(639,463)	(536,176)	(5,202,504)
Impairment loss on intangibles	—	—	(1,857)	(1,857)	—	(1,857)

Segment operating income / (loss)	1,645,044	(135,479)	20,525	(114,954)	152,178	1,682,268
Unallocated expenses:
Cost of goods sold						(525,024)
Selling, general and administrative expenses						(980,354)
Depreciation and amortization						(685,836)
Other income / (expense), net						72,693
Finance income						45,698
Finance expenses						(201,969)
Share of profit of equity accounted investee						73,032

Profit / (loss) before tax						(519,492)

Income tax (expense) / benefit						—

Profit / (loss) for the year						(519,492)

Year ended March 31, 2010

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Corporate network / data services	Internet access services	Online portal services	Consumer one (Sub-total)	Other services	Total
		A	B	A+B
Segment revenue	5,335,268	713,929	130,842	844,771	530,149	6,710,188
Allocated segment expenses	(3,929,727)	(757,431)	(140,966)	(898,397)	(406,063)	(5,234,187)
Impairment loss on intangibles including goodwill	—	—	(47,269)	(47,269)	—	(47,269)

Segment operating income / (loss)	1,405,541	(43,502)	(57,393)	(100,895)	124,086	1,428,732
Unallocated expenses:
Cost of goods sold						(477,807)
Selling, general and administrative expenses						(936,842)
Depreciation and amortization						(656,797)
Other income / (expense), net						131,789
Income from legal settlement						561,120
Finance income						27,994
Finance expenses						(223,990)
Share of profit of equity accounted investee						91,135

Profit / (loss) before tax						(54,666)
Income tax (expense) / benefit						81,479

Profit / (loss) for the year						26,813

Year ended March 31, 2009

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Corporate
	network /	Internet	Online	Consumer
	data	access	portal	one	Other
	services	services	services	(Sub-total)	services	Total
		A	B	A+B
Segment revenue	4,305,235	1,128,182	177,324	1,305,506	551,420	6,162,161
Allocated segment expenses	(2,842,889)	(1,295,332)	(220,967)	(1,516,299)	(473,008)	(4,832,196)
Impairment loss on goodwill	—	—	(15,200)	(15,200)	—	(15,200)

Segment operating income / (loss)	1,462,346	(167,150)	(58,843)	(225,993)	78,412	1,314,765
Unallocated expenses:
Cost of goods sold						(484,478)
Selling, general and administrative expenses						(1,130,221)
Depreciation and amortization						(498,872)
Other income / (expense), net						89,105
Finance income						122,565
Finance expenses						(231,539)
Share of profit of equity accounted investee						64,091

Profit / (loss) before tax						(754,584)
Income tax (expense) / benefit						(97,049)

Profit / (loss) for the year						(851,633)

Year Reconciliations

	September 30,	September 30,	September 30,	September 30,
		Selling, general
		and
		administrative
	Cost of goods sold	expenses	Finance expenses	Total
Year ended March 31, 2011
Allocated segment expenses	3,684,406	1,461,445	56,653	5,202,504
Unallocated segment expenses	525,024	980,354	201,969
Total as per income statement	4,209,430	2,441,799	258,622

Year ended March 31, 2010
Allocated segment expenses	3,618,731	1,545,573	69,883	5,234,187
Unallocated segment expenses	477,807	936,842	223,990
Total as per income statement	4,096,538	2,482,415	293,873

Year ended March 31, 2009
Allocated segment expenses	3,128,871	1,683,204	20,121	4,832,196
Unallocated segment expenses	484,478	1,130,221	231,539
Total as per income statement	3,613,349	2,813,425	251,660

Geographic segments

The Group has two geographic segments India and rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

	September 30,	September 30,	September 30,
		Rest of the
Description	India	world	Total
Revenues
Year ended March 31, 2011	4,495,801	2,390,828	6,886,629
Year ended March 31, 2010	4,950,352	1,759,836	6,710,188
Year ended March 31, 2009	5,071,137	1,091,024	6,162,161

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

	September 30,	September 30,	September 30,
	Country	% of Ownership interest
	of	March 31,	March 31,
Particulars	incorporation	2011	2010
Holding Company
Raju Vegesna Infotech & Industries Private Limited (Refer note 16 and note 42)		—	—
Subsidiaries
Sify International Inc.	USA	100	100
Sify Software Limited (Formerly Sify Networks Private Limited)	India	100	100
Sify Technologies (Singapore) Pte. Limited (Incorporated on December 7, 2009)	Singapore	100	100
Associates
MF Global-Sify Securities India Private Limited	India	29.85	29.85
Others (Entities in which the Key Management Personnel have controlling interest / significant influence and relatives of Key Management Personnel)
Radhika Vegesna	India	—	—
Server Engines LLC	USA	—	—
Server Engines India Private Limited	India	—	—
VALS Developers Private Limited	India	—	—
Infinity Satcom Universal Private Limited	India	—	—

The following is a summary of the related party transactions for the year ended March 31, 2011:

	September 30,	September 30,	September 30,	September 30,
				Key
	Holding			Management
Transactions	Company	Associates	Others	Personnel***
Consultancy services received	—	—	—	240
Sitting fees paid	—	—	—	1,200
Salaries and other short term benefits	—	—	—	40,328
Contributions to defined contribution plans	—	—	—	1,913
Share based payment transactions	—	—	—	4,226
Issue of shares on private placement basis**	1,000,000	—	—	—
Advance lease rentals and refundable deposits refunded	—	—	282,825	—
Refundable lease deposit paid****	—	—	2,558	—
Lease rentals paid****	—	—	2,558	—
Amount of outstanding balances
Debtors	—	—	—	—
Advance lease rentals and refundable deposits made****	—	—	2,558	—

The following is a summary of the related party transactions for the year ended March 31, 2010:

	September 30,	September 30,	September 30,
			Key
			Management
Transactions	Associates	Others	Personnel***
Consultancy services received	—	—	240
Sitting fees paid	—	—	1,240
Salaries and other short term benefits	—	—	52,441
Contributions to defined contribution plans	—	—	2,427
Share based payment transactions	—	—	9,486
Issuance of shares on amalgamation of erstwhile Sify Communications limited with Sify Technologies limited	—	842,837	—
Amount of outstanding balances
Debtors	—	—	—
Advance lease rentals and refundable deposits made*	—	282,825	—

The following is a summary of the related party transactions for the year ended March 31, 2009:

	September 30,	September 30,	September 30,
			Key
			management
Transactions	Associates	Others	personnel***
Sale of goods / services	6,600	734	—
Advance lease rentals and refundable deposits made*	—	282,825	—
Consultancy services received	—	—	240
Sitting fees paid	—	—	1,220
Salaries and other short term benefits	—	—	50,672
Contributions to defined contribution plans	—	—	2,389
Share based payments	—	—	33,579
Amount of outstanding balances
Debtors	524	174	—
Advance lease rentals and refundable deposits made*	—	282,825	—

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

38. Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by each category as at March 31, 2011 were as follows:

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
				Financial
				assets /
				liabilities
				at fair
				value
				through		Other	Total
		Loans and		profit and	Available	financial	carrying	Total fair
Particulars	Note	receivables		loss	for sale	liabilities	value	value
Assets
Cash and cash equivalents	8	543,097		—	—	—	543,097	543,097
Other assets	10	212,969		—	—	—	212,969	212,969
Trade receivables	13	1,839,966		—	—	—	1,839,966	1,839,966
Other receivables	13	354,115		—	—	—	354,115	354,115
Other investments	15	—		—	160	—	160	160
Liabilities
Bank overdraft	8	—		—	—	678,091	678,091	678,091
Finance lease liabilities	17	—		—	—	188,253	188,253	188,253
Other liabilities	19	—		—	—	163,245	163,245	163,245
Borrowings from banks	20	—		—	—	1,009,422	1,009,422	1,009,422
Borrowings from others	20	—		—	—	288,988	288,988	288,988
Trade and other payables	21	—		—	—	1,725,907	1,725,907	1,725,907

The carrying value and fair value of financial instruments by each category as at March 31, 2010 were as follows:

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
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

Details of financial assets pledged as collateral

The carrying amount of financial assets as March 31, 2011 and 2010 that the Group has provided as collateral for obtaining borrowings and other facilities from its bankers are as follows:

	September 30,	September 30,
	March 31, 2011	March 31, 2010
Cash and cash equivalents	543,097	878,698
Other assets	212,969	249,744
Trade receivables	1,839,966	1,912,348
Other receivables	354,115	315,835

	2,950,147	3,356,625

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

	September 30,	September 30,
As of
	March 31, 2011	March 31, 2010
Forward contracts
In U.S. Dollars (Sell)	—	—
In U.S Dollars (Buy)	—	—
Option contracts
In U.S Dollars (Sell)	—	67,710
In U.S Dollars (Buy)	—	—

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

The forward exchange contracts and option contracts mature between one and twelve months. The table below summarizes the notional amounts of derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

	September 30,	September 30,
	As of
	March 31, 2011	March 31, 2010
Sell:
Not later than one month	—	33,855
Later than one month and not later than three months	—	33,855
Later than three months and not later than six months	—	—
Later than six months and not later than one year	—	—

	—	67,710

	September 30,	September 30,
As of
	March 31, 2011	March 31, 2010
Buy:
Not later than one month	—	—
Later than one month and not later than three months	—	—
Later than three months and not later than six months	—	—
Later than six months and not later than one year	—	—

	—	—

Interest, (expenses), gains and (losses) recognized on financial assets and liabilities

Recognised in profit or loss

	September 30,	September 30,	September 30,
	Year ended
	March 31, 2011	March 31, 2010	March 31, 2009
Loans and receivables
Interest income on bank deposits	21,360	19,489	116,495
Interest income from leases	—	—	435
Interest income from other loans and receivables	3,871	8,505	5,635

Impairment loss of trade receivables	(161,922)	(121,987)	(84,346)
Impairment loss on finance lease receivables	—	—	(6,929)

Financial assets at fair value through profit or loss

Net change in fair value of derivative financial instruments	—	6,998	2,997

Other financial liabilities

Interest expenses on lease obligations	(20,117)	(16,476)	(2,243)
Interest expenses on borrowings from banks, others and overdrafts	(161,897)	(177,156)	(163,201)

Recognised directly in other comprehensive income

	September 30,	September 30,	September 30,	September 30,	September 30,
	Year ended
	March 31, 2011	March 31, 2010		March 31, 2009
Net change in fair value of available-for-sale financial assets	—		—		(5,361)

39. Financial Risk Management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk

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

Exposure to credit risk

The gross carrying amount of financial assets, net of any impairment losses recognized represents the maximum credit exposure. The maximum exposure to credit risk as at March 31, 2011 and 2010 was as follows:

	September 30,	September 30,
	March 31, 2011	March 31, 2010
Cash and cash equivalents	543,097	878,698
Other assets	212,969	249,744
Trade receivables	1,839,966	1,912,348
Other receivables	354,115	315,835
Derivative financial instruments	—	6,998
Other investments	160	—

	2,950,307	3,363,623

Financial assets that are past due but not impaired

There is no other class of financial assets that is past due but not impaired other than trade receivables. The age analysis of trade receivables have been considered from the date of invoice. The ageing of trade receivables, net of allowances that are past due, is given below:

	September 30,	September 30,
Period (in days)	March 31, 2011	March 31, 2010
Past due 181– 270 days	143,919	160,979
Past due 271– 365 days	50,796	29,346
More than 365 days	97,596	114,932

	292,311	305,257

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

Details of collateral and other credit enhancements held

	September 30,	September 30,
	March 31, 2011	March 31, 2010
Security deposits received for internet access services	7,432	16,236

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

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2011

	September 30,	September 30,	September 30,	September 30,	September 30,
	Carrying	Contractual
	amount	cash flows	0-12 months	1-3 years	3-5 years
Non-derivative financial liabilities
Bank overdrafts	678,901	678,901	678,901	—	—
Finance lease liabilities	188,253	247,354	65,148	123,922	58,284
Other liabilities	163,245	163,245	163,245	—	—
Borrowing from banks	1,009,422	1,044,455	930,067	114,388	—
Borrowings from others	288,988	368,794	175,730	158,431	34,633
Trade and other payables	1,725,907	1,725,907	1,725,907	—	—

	4,054,716	4,228,656	3,738,998	396,741	92,917

As at March 31, 2010

	September 30,	September 30,	September 30,	September 30,	September 30,
	Carrying	Contractual
	amount	cash flows	0-12 months	1-3 years	3-5 years
Non-derivative financial liabilities
Bank overdrafts	1,060,284	1,060,284	1,060,284	—	—
Finance lease liabilities	201,317	247,354	65,148	123,922	58,284
Other liabilities	165,800	165,800	165,800	—	—
Borrowing from banks	1,239,105	1,333,922	972,962	360,960	—
Borrowings from others	163,165	207,828	57,041	91,247	59,540
Trade and other payables	1,798,764	1,798,764	1,798,764	—	—

	4,628,435	4,813,952	4,119,999	576,129	117,824

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

The Group’s exposure to foreign currency risk as at March 31, 2011 was as follows:

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	All amounts in respective currencies as mentioned (in thousands)
	USD	CAD	CHF	Euro	GBP	DHS	HKD	AED	SGD
Cash and cash equivalents	495	—	—	—	—	—	—
Trade receivables	9,700	4	522	20	116	1	—	1	2
Trade payables	(5,688)	—	(18)	(301)	(1)	(32)	(10)	(25)	(83)
Gross balance sheet exposure	4,507	4	504	(281)	115	(31)	(10)	(24)	(81)
Forward exchange / option contracts	—	—	—	—	—	—	—	—	—
Net exposure	—	—	—	—	—	—	—	—	—

The Group’s exposure to foreign currency risk as at March 31, 2010 was as follows:

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	All amounts in respective currencies as mentioned (in thousands)
	USD	CAD	CHF	Euro	GBP	DHS	HKD
Cash and cash equivalents	1,198	—	—	—	—	—	—
Trade receivables	8,869	168	209	32	96	1	—
Trade payables	(4,764)	—	—	(31)	(12)	—	(11)
Gross balance sheet exposure	5,303	168	209	1	84	1	(11)
Forward exchange / option contracts	(1,500)	—	—	—	—	—	—
Net exposure	3,803	168	209	1	84	1	(11)

Sensitivity analysis

A 10% strengthening of the rupee against the respective currencies as at 31 March 2011 and 2010 would have increased / (decreased) other comprehensive income and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2010.

	September 30,	September 30,
	Other comprehensive income	Profit or loss
March 31, 2011	—	(21,063)
March 31, 2010	—	(19,367)

A 10% weakening of the rupee against the above currencies as at March 31, 2011 and 2010 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Interest Rate Risk: Interest rate risk is the risk that an upward movement in interest rates would adversely affect the borrowing costs of the group.

Profile

At the reporting date the interest rate profile of the Group’s interest —bearing financial instruments were as follows:

	September 30,	September 30,
	Carrying amount
	March 31, 2011	March 31, 2010
Fixed rate instruments
Financial assets
- Fixed deposits with banks	84,765	531,192

Financial liabilities
- Borrowings from banks	529,437	697,165
- Borrowings from others	288,988	163,165

Variable rate instruments
Financial liabilities
- Borrowings from banks	326,000	541,940
- Bank overdrafts	678,901	1,060,284

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

	September 30,	September 30,	September 30,
	Equity	Profit or loss
March 31, 2011	—		(10,049)
March 31, 2010	—		(16,022)

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

Mumbai , India

October 11, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of MF Global Sify Securities India Private Limited

In our opinion, the accompanying consolidated balance sheet as of March 31, 2010 and the related consolidated statements of income, comprehensive income, changes in equity and cash flow for each of the two years in the period ended March 31, 2010 present fairly, in all material respects, the financial position of MF Global Sify Securities India Private Limited and its subsidiaries (collectively “the Company”) at March 31, 2010, and the results of their operations and their cash flows for each of the two years in the period ended March 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

Without qualifying our opinion, we draw your attention to Note 26 to the consolidated financial statements, which describes the uncertainty related to the outcome of the ongoing discussions between the Company’s shareholders concerning the reconsideration of certain costs charged to the Company by MF Global Holdings Limited and its affiliated and associated group companies for the year ended March 31, 2009 and March 31, 2008.

We conducted our audits of these consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Price Waterhouse

Firm Registration No. 301112E

Place: Mumbai

Date: November 26, 2010

MF Global Sify Securities India Private Limited

(All amounts in Indian Rupees thousands, except as otherwise stated)

Consolidated Statement of Balance Sheet

	September 30,	September 30,	September 30,
		As at March 31,
	Note	2011	2010
ASSETS
Cash and bank balance	11	281,486	148,213
Cash-restricted	12	2,959,063	2,489,847
Interest bearing deposits with bank	13	93,362	295,659
Receivable from broker-dealers and clearing organizations	9	18,580	65,884
Receivable from customers (net of provision of Rs. 60,600 and Rs. 22,300 respectively)	8	447,770	437,207
Available-for-sale securities:
Marketable, at market value	14	40,776	877
Not readily marketable (at estimated fair value)	14	92,868	11,447
Deposits with clearing organizations		173,783	110,969
Interest accrued but not due		67,124	71,443
Other assets	10	245,800	220,282
Intangible assets:
Computer software	5.1	19,271	28,424
Memberships in exchanges	5.2	5,733	5,782
Property, plant and equipment	6	21,827	70,159
Deferred tax asset (Net)	7	79,476	17,901

Total assets		4,546,919	3,974,094

EQUITY
Capital and reserves attributable to the Equity holders
Ordinary shares	15	518,942	518,942
Additional paid in capital		28,968	28,968
Retained earnings		1,806,071	1,564,231
Currency translations		(232)	953
Fair value adjustments		(774)	9,081

Total Equity		2,352,975	2,122,175

LIABILITIES
Payable to broker dealers and clearing organizations	9	264,504	139,965
Payable to customers		1,272,571	1,177,517
Borrowings	17	53,000	3,508
Accounts payable, accrued expenses, and other liabilities	19	505,605	394,327
Employee benefit obligation	18	98,264	136,602

Total Liabilities		2,193,944	1,851,919

Total liabilities and Equity		4,546,919	3,974,094

The accompanying notes form an integral part of these consolidated financial statements

These financial statements have been approved by the Board of Directors on October 11, 2011.

For and on behalf of the Board

Vineet Bhatnagar

Managing Director

MF Global Sify Securities India Private Limited

(All amounts in Indian Rupees thousands, except as otherwise stated)

Consolidated Income Statement

	September 30,	September 30,	September 30,	September 30,
		Years ended March 31,
	Note	2011	2010	2009
Income
Commissions		1,391,162	1,201,594	914,969
Depository and clearing fees		33,919	35,488	34,456
Interest on fixed deposits with banks		198,412	238,491	325,547
Other Income	23	194,790	136,972	138,671

Total Income		1,818,283	1,612,545	1,413,643

Expenses
Employee compensation and benefits	21	794,535	607,775	515,234
Exchange expenses and clearance fees		220,153	165,769	130,904
Brokerage to other broker-dealers		136,470	152,002	95,859
Communications and data processing		30,100	28,168	27,585
Bank Interest and guarantee commission		1,751	7,616	28,883
Depreciation and amortization		67,692	37,398	38,348
Occupancy		75,728	75,210	69,933
Write back of provision		—	(57,500)	—
Provision for receivable from customers	22	38,300	—	2,925
Advertisement and business promotion		60,339	45,593	34,987
Other expenses	20	85,628	82,111	125,693

Total Expenses		1,510,696	1,144,142	1,070,351

Profit before income tax		307,587	468,403	343,292
Income tax expense	24	65,747	160,860	126,375

Profit for the year attributable to the Equity holders		241,840	307,543	216,917

The accompanying notes form an integral part of these consolidated financial statements

These financial statements have been approved by the Board of Directors on October 11, 2011.

For and on behalf of the Board

Vineet Bhatnagar

Managing Director

MF Global Sify Securities India Private Limited

(All amounts in Indian Rupees thousands, except as otherwise stated)

Consolidated Statement of Comprehensive Income

	September 30,	September 30,	September 30,
	Years ended March 31,
	2011	2010	2009
Net income for the year	241,840	307,543	216,917

Other comprehensive income
Available for sale financial assets
- Net change in fair value	(9,855)	1,527	(10,473)

Foreign currency translation differences
Currency translation differences	(1,185)	(5,657)	9257

	(11,040)	(4,130)	(1,216)

Total comprehensive income for the year	230,800	303,413	215,701

The accompanying notes form an integral part of these consolidated financial statements

These financial statements have been approved by the Board of Directors on October 11, 2011.

For and on behalf of the Board

Vineet Bhatnagar

Managing Director

MF Global Sify Securities India Private Limited

(All amounts in Indian Rupees thousands, except as otherwise stated)

Consolidated Statement of Changes in Equity

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Number of ordinary shares	Par value	Share Capital	Additional paid -in capital	Retained earnings	Currency transalation	Fair Value adjustment	Total Equity
Balance at April 1, 2008	51,894,182	10	518,942	28,968	1,039,771	(2,647)	18,027	1,603,061
Currency translation differences						9,257		9,257
Fair value gains, net of tax on available-for-sale financial assets							(10,473)	(10,473)

Net income directly recognised in equity						9,257	(10,473)	(1,216)
Profit for the year					216,917			216,917

Total recognised income and expense for the year					216,917	9,257	(10,473)	215,701

Balance at March 31, 2009	51,894,182	10	518,942	28,968	1,256,688	6,610	7,554	1,818,762
Currency translation differences						(5,657)		(5,657)
Fair value gains, net of tax on available-for-sale financial assets							1,527	1,527

Net income directly recognised in equity					—	(5,657)	1,527	(4,130)
Profit for the year					307,543			307,543
Total recognised income and expense for the year					307,543	(5,657)	1,527	303,413

Balance at March 31, 2010	51,894,182	10	518,942	28,968	1,564,231	953	9,081	2,122,175

Currency translation differences						(1,185)		(1,185)
Fair value gains, net of tax on available-for-sale financial assets							(9,855)	(9,855)

Net income directly recognised in equity					—	(1,185)	(9,855)	(11,040)
Profit for the year					241,840			241,840

Total recognised income and expense for the year					241,840	(1,185)	(9,855)	230,800

Balance at March 31, 2011	51,894,182	10	518,942	28,968	1,806,071	(232)	(774)	2,352,975

*	Retain earning includes reserves amounting to Rs. 1,023 on amalgamation of subsidiary company- MF Global Capital India Private Limited ,with the company.

The accompanying notes form an integral part of these consolidated financial statements

These financial statements have been approved by the Board of Directors on October 11, 2011.

For and on behalf of the Board

Vineet Bhatnagar

Managing Director

MF Global Sify Securities India Private Limited

(All amounts in Indian Rupees thousands, except as otherwise stated)

Consolidated Statement of Cash Flow

	September 30,	September 30,	September 30,	September 30,
		Year ended March 31,
	Note	2011	2010	2009
Cash flows from operating activities
Profit before income tax		307,587	468,403	343,292
Adjustments for
Depreciation and amortization		67,692	37,398	38,348
Profit on sale of Available-for-sale securities		(23,603)	—	(6,724)
Provision on receivable from customers	8	38,300	(57,700)	2,925
Interest on fixed deposits with banks		(198,412)	(238,491)	(325,547)
Stock appreciation rights		—	—	—
Loss on Sale of Property Plant & Equipment	6	—	13
Interest Income		(16,278)	(5,566)	(5,174)
Dividend Income		(1,616)	(283)	(167)
Others		(9,582)	3,963	(2,617)

Movements in working capital
Cash-restricted	12	(469,216)	(141,985)	3,066,861
Interest bearing deposits with banks		202,297	(188,164)	(90,995)
Deposits with clearing organizations		(62,814)	9,896	30,650
Receivable from broker-dealers and clearing organizations	9	47,304	(23,656)	312,213
Receivable from customers	8	(48,863)	(207,514)	755,753
Interest accrued but not due		—	—
Other assets	10	19,051	(3,856)	5,237
Payable to broker dealers and clearing organizations	9	124,539	(87,821)	(2,756,446)
Payable to customers		95,053	192,442	(1,509,559)
Accounts payable, accrued expenses, and other liabilities	19	111,278	42,369	(330,331)
Stock appreciation rights	16	(38,338)	88,907	23,973
Cash provided by operations		144,379	(111,645)	(448,308)

Interest received		16,278	5,566	5,174
Interest received on fixed deposits placed		202,731	269,218	457,503

Income taxes paid		(171,891)	(149,524)	(151,697)

Net cash provided by/(used in) by operating activities		191,497	13,615	(137,328)

Cash flows from investing activities

Purchase of Available for Sale Securities: Marketable, At Market Value		(39,899)	(877)	168,004
Available for Sale Securities: Not readily marketable (at estimated fair value)		(57,818)	—	—
Dividend Income		1,616	283	167
Expenditure on furniture and equipment		(4,760)	(14,288)	(35,695)
Expenditure on Computer Software		(5,671)	(25,342)	(12,118)
Sale of furniture and equipment		—	—	2,278

Net cash (used in) / provided in investing activities		(106,532)	(40,224)	122,636

Cash flows from financing activities
Proceeds from loan from associate company		841,500	383,700	270,000
Repayment of loan to associate company		(788,500)	(383,700)	(270,000)
(Repaymnet of) / Proceeds from borrowings		(3,508)	(1,137)	(100,414)

Net cash provided by / (used in) financing activities		49,492	(1,137)	(100,414)

Effect of foreign exchange fluctuation on Cash and Bank balances		(1,184)	(5,657)	9,257
Net increase / (decrease) in cash and bank balance		133,273	(33,403)	(105,849)
Cash and bank balance at beginning of the period		148,213	181,616	287,465

Cash and bank balance at end of the period		281,486	148,213	181,616

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

MF Global Overseas Limited (“MFG”) (formerly Man Financial Holdings Limited ), a company incorporated in the United Kingdom holds 70.15% of MF Global Sify and Sify Technologies Limited (“Sify”) holds the balance, 29.85% of MF Global Sify’s equity shares. The ultimate holding company of MF Global Sify is MF Global Holdings Limited (a company incorporated in the state of Delaware, USA and listed on the New York Stock Exchange).

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

Domestic and foreign subsidiaries considered for consolidation are as follows:

	September 30,	September 30,	September 30,	September 30,
			Percentage of	Percentage of
		Country of	holding as at	holding as at
		incorporation	March 31, 2011	March 31, 2010
	Direct subsidiaries
1)	MF Global Commodities India Private Limited	India	100%	100%
2)	MF Global Capital India Private Limited	India	—	100%

	Indirect Subsidiary
1)	MF Global Middle East DMCC	Dubai	100%	100%

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

September 30,
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

The group’s policy is to place fixed deposits with credit worthy banks. The following table depicts that the majority of the group’s fixed deposits are placed in highly rated banks :

	September 30,	September 30,
	% of fixed deposits
Investment grade	2011	2010
Highest safety	100	100
High safety	—	—
Adequate safety	—	—

	100	100

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

MF Global Sify Securities India Private Limited

(All amounts in Indian Rupees thousands, except as otherwise stated)

Year ended March 31, 2011

	September 30,	September 30,	September 30,	September 30,	September 30,
	Within 6 months	6 months to 1 Year	2 to 3 years	After 3 years	Total
Financial Liabilities
Payable to broker dealers and clearing organizations	264,504				264,504
Payable to customers	1,272,570				1,272,570
Borrowings	53,000	—	—	—	53,000
Accounts payable, accrued expenses, and other liabilities	505,605				505,605

	2,095,679	—	—	—	2,095,679

	September 30,	September 30,	September 30,	September 30,	September 30,
	Within 6 months	6 months to 1 Year	2 to 3 years	After 3 years	Total
The group has at its disposal following financial assets in addition to unused lines of credit.
Cash and Bank balance	281,486				281,486
Cash-restricted	2,832,900	126,163			2,959,063
Interest bearing deposits with bank	86,523	6,839			93,362
Deposits with clearing organizations				173,783	173,783
Receivable from broker-dealers and clearing organizations	18,580				18,580
Receivable from customers	447,770				447,770
Available-for-sale securities Marketable, at market value	40,776				40,776
Interest accrued but not due	67,124				67,124

	3,775,159	133,002	—	173,783	4,081,944

Year ended March 31, 2010

	September 30,	September 30,	September 30,	September 30,	September 30,
	Within 6 months	6 months to 1 Year	2 to 3 years	After 3 years	Total
Financial Liabilities
Payable to broker dealers and clearing organizations	139,965	—	—	—	139,965
Payable to customers	1,177,517	—	—	—	1,177,517
Borrowings	3,508	—	—	—	3,508
Accounts payable, accrued expenses, and other liabilities	394,327	—	—	—	394,327

	1,715,317	—	—	—	1,715,317

	September 30,	September 30,	September 30,	September 30,	September 30,
	Within 6 months	6 months to 1 Year	2 to 3 years	After 3 years	Total
The group has at its disposal following financial assets in addition to unused lines of credit.
Cash and bank balance	148,213	—	—	—	148,213
Cash-restricted	2,179,803	310,044	—	—	2,489,847
Interest bearing deposits with bank	107,445	188,214	—	—	295,659
Deposits with clearing organizations	—	—	—	110,969	110,969
Receivable from broker-dealers and clearing organizations	65,884	—	—	—	65,884
Receivable from customers	437,207	—	—	—	437,207
Available-for-sale securities Marketable, at market value	877	—	—	—	877
Available-for-sale securities not readily marketable, at fair value	11,447	—	—	—	11,447
Interest accrued but not due	71,443	—	—	—	71,443

	3,022,319	498,258	—	110,969	3,631,546

Available credit facilities (undrawn) as at March 31

	September 30,	September 30,
	As at March 31,
	2011	2010
Fund based facilities (working capital)	—	500,000
Non—fund facilities	—	1,060,000

Total	—	1,560,000

MF Global Sify Securities India Private Limited

(All amounts in Indian Rupees thousands, except as otherwise stated)

3.2.	Capital risk management

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

MF Global Sify Securities India Private Limited

(All amounts in Indian Rupees thousands, except as otherwise stated)

5.	Intangible assets

5.1.	Software

	September 30,	September 30,	September 30,
	Computer Software	Web Development Costs	Total
Cost
As at March 31, 2009	63,614	207,452	271,066
Additions	25,104	—	25,104
Disposals		(30)	(30)
Exchange difference	(27)	—	(27)

As at March 31, 2010	88,691	207,422	296,113
Additions	5,671	—	5,671
Disposals	—	—	—
Exchange difference	(2)	—	(2)

As at March 31, 2011	94,360	207,422	301,782

Accumulated amortisation and impairment
As at March 31, 2009	47,540	207,452	254,992
Charge for the year	12,992	—	12,992
Disposals	—	(30)	(30)
Exchange difference	(27)	—	(27)

As at March 31, 2010	60,505	207,422	267,927
Charge for the year	14,587	—	14,587
Disposals	—	—	—
Exchange difference	(3)	—	(3)

As at March 31, 2011	75,089	207,422	282,511

Net book amount as at
March 31, 2011	19,271	—	19,271
March 31, 2010*	28,424	—	28,424

(* Including of Capital WIP of Rs. 238)

5.2.	Membership in Exchanges

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

MF Global Sify Securities India Private Limited

(All amounts in Indian Rupees thousands, except as otherwise stated)

6.	Property, Plant and Equipment*

	September 30,	September 30,	September 30,	September 30,	September 30,
March 31, 2010	238	—	238

	Furniture and Fixtures	Computers Systems	Office equipments	Vehicles	Total
Cost
As at March 31, 2009	8,182	165,061	36,861	13,215	223,319
Additions	288	12,982	1,018	—	14,288
Disposals	—	(6)	(7)	—	(13)
Exchange difference	(153)	(110)	(92)	(114)	(469)

As at March 31, 2010	8,317	177,927	37,780	13,101	237,125
Additions	50	4,498	212	—	4,760
Disposals	—	—		—	—
Exchange difference	(14)	(9)	(8)	(10)	(41)

As at March 31, 2011	8,353	182,416	37,984	13,091	241,844

Accumulated depreciation
As at March 31, 2009	3,170	125,391	9,485	4,733	142,779
Charge for the year	913	17,395	3,923	2,175	24,406
Disposals	—	(5)	(1)	—	(6)
Exchange difference	(72)	(77)	(32)	(32)	(213)

As at March 31, 2010	4,011	142,704	13,375	6,876	166,966
Charge for the year	2,739	25,595	20,233	4,506	53,073
Disposals	—				—
Exchange difference	(7)	(7)	(4)	(4)	(22)

As at March 31, 2011	6,743	168,292	33,604	11,378	220,017

Net book amount
As at March 31, 2011	1,610	14,124	4,380	1,713	21,827
As at March 31, 2010	4,306	35,223	24,405	6,225	70,159

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

As it is impracticable to estimate the effect of such changes on depreciation for the future periods, the same is not disclosed.

7.	Deferred income tax

The movement in deferred tax assets and liabilities during the respective years is as follows:

	September 30,	September 30,
	2011	2010
At April 1	17,901	56,082
Property Plant and Equipment	10,479	(3,422)
Provision on receivable from customers	12,765	(19,783)
Gratuity	891	59
Stock appreciation rights	24,404	(8,060)
Provision for Bonus	12,106	(8,593)
Stamp duty	930	1,618

At March 31	79,476	17,901

Comprised Of:
Deferred Tax Assets	79,476	18,215
Deferred Tax Liabilities	—	(314)

	79,476	17,901

MF Global Sify Securities India Private Limited

(All amounts in Indian Rupees thousands, except as otherwise stated)

An analysis of the gross deferred tax asset and liability balances is as follows:

	September 30,	September 30,
	2011	2010
Deferred tax assets:
Property Plant and Equipment	11,308	829
Provision on receivable from customers	20,129	7,364
Stock appreciation rights	31,881	7,477
Provision for Bonus	13,033	927
Stamp Duty	2,548	1,618
Gratuity	577	—

	79,476	18,215

Deferred tax liabilities:
Nil	—	(314)
	—	(314)

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	September 30,	September 30,
	March 31, 2011	March 31, 2010
Deferred tax assets:
— Deferred tax asset to be recovered after more than 12 months	33,985	9,811
— Deferred tax asset to be recovered within 12 months	45,491	8,404

	79,476	18,215

Deferred tax liabilities:
— Deferred tax liability to be recovered after more than 12 months	—	314
— Deferred tax liability to be recovered within 12 months	—

	—	314

Deferred tax Assets (net)	79,476	17,901

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
Deferred tax assets:	Property Plant and Equipment	Provision on receivable from customers	Stock appreciation rights	Provision for Bonus	Gratuity	Stamp Duty	Grand Total
Opening Balance as on April 1, 2009	4,251	27,147	15,537	9,520	—	—	56,455
Charged / (Credited) to Other Comprehensive Income	(3,325)	(19,166)	(6,605)	(8,375)		1,618	(35,853)
Effect of Change in Tax rates	(97)	(617)	(1,455)	(218)		—	(2,387)

As at March 31, 2010	829	7,364	7,477	927	—	1,618	18,215
Charged / (Credited) to Other Comprehensive Income	10,479	12,765	24,404	12,106	577	930	61,261
Effect of Change in Tax rates							—

As at March 31, 2011	11,308	20,129	31,881	13,033	577	2,548	79,476

	September 30,	September 30,
Deferred tax liabilities:	Gratuity	Grand Total
Opening Balance as on April 1, 2009	373	373
Charged / (Credited) to Other	(53)	(53)
Comprehensive Income
Effect of Change in Tax rates	(6)	(6)

As at March 31, 2010	314	314
Charged / (Credited) to Other	(314)	(314)
Comprehensive Income
Effect of Change in Tax rates		—

As at March 31, 2011	—	—

MF Global Sify Securities India Private Limited

(All amounts in Indian Rupees thousands, except as otherwise stated)

8.	Receivables from customers

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

As at March 31, 2011, receivables of Rs.10,193 (March 31, 2010: Rs. 672) were past due but not impaired. There are no indications that these customers will not meet their payment obligations. The ageing analysis of receivables, which are not impaired, is as follows:

	September 30,	September 30,
	As at March 31,
	2011	2010
Up to 6 months	437,577	436,535
more than 6 months	10,193	672

	447,770	437,207

Receivables are tested individually for impairment. Based on such testing as at March 31, 2011, receivables of Rs 60,600. (March 31, 2010: Rs. 22,300) were impaired and provided for. The amount of the provision was Rs. 60,600 as at March 31, 2011 (March 31, 2010: Rs. 22,300).

The ageing of these receivables is as follows:

	September 30,	September 30,
	As at March 31,
	2011	2010
Up to 6 months	45,796	5,020
more than 6 months	14,804	17,280

	60,600	22,300

The carrying amounts of the group’s receivables are denominated in Indian Rupees (INR):

September 30,	September 30,
As at March 31,
2011	2010
447,770	437,207

447,770	437,207

Movements on the group’s provision for impairment of trade receivables are as follows:

	September 30,	September 30,	September 30,
	As at March 31,
	2011	2010	2009
As at the beginning of the year	22,300	80,000	77,075
Provision for impairment	38,300	—	2,925
Write back of provision	—	(57,700)	—

As at the closing of the year	60,600	22,300	80,000

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

MF Global Sify Securities India Private Limited

(All amounts in Indian Rupees thousands, except as otherwise stated)

9.	Receivable from and payable to broker-dealer and clearing organisations

Amounts receivable from and payable to broker-dealers and clearing organizations (non-interest bearing) within six months from the balance sheet date consist of the following:

	September 30,	September 30,	September 30,	September 30,
	As at March 31
	2011		2010
	Receivable	Payable	Receivable	Payable
Clearing organizations
- Unsettled trade	8,208	38,638	60,250	8,327
Broker-Dealer	10,372	225,866	5,634	131,638

Total	18,580	264,504	65,884	139,965

10.	Other assets

	September 30,	September 30,
	As at March 31,
	2011	2010
Prepaid expenses	14,544	19,890
Advance tax (net of provisions)	168,746	124,124
Deposits	32,663	30,976
Loans and advances (to staff)	12,594	22,168
Gratuity Trust	2,228	3,232
Others*	15,025	19,892

	245,800	220,282

*	includes Advances to vendors towards expenses, delayed payment charges from clients, withholding tax recoverable, etc.

11.	Cash and Bank Balance

Cash and bank balance consist of:

	September 30,	September 30,	September 30,
	As at March 31,
	2011	2010	2009
Cash in hand	0.49	32.00	20
Cash at bank	281,485.27	148,181.00	181,596

	281,485.76	148,213.00	181,616

12.	Cash — restricted

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

The net decrease in interest bearing deposits with banks by Rs. 202,297 during the year is primarily on account of cash money repaid to customers.

MF Global Sify Securities India Private Limited

(All amounts in Indian Rupees thousands, except as otherwise stated)

14.	Available for Sale Securities

Available for sale Securities include following:

	September 30,	September 30,	September 30,	September 30,
	As at March 31,
	2011		2010
		Amount		Amount
(a) Equity Shares (Quoted)	Quantity	(Rs.)	Quantity	(Rs.)
Patni Computers Systems Limited.	18,096	8,633	—	—
Piramal Health Care Limited	4,888	2,037	—	—
Siemens Limited	34,171	30,106	—	—
Rural Electrification Corporation Limited	—	—	3,500	877
Bombay Stock Exchange Limited	—	—	70,694	11,447

Total (a)	57,155	40,776	74,194	12,324

Templeton India — Dividend reinvestment plan	9,286,667	92,868	—	—

Total (b)	9,286,667	92,868	—	—

Available for sale securities (listed) as at March 31, 2010 represents error trade.

The fair value of unlisted securities is determined based on the valuations provided by Bombay Stock Exchange Limited. This value is considered as fair value of investment in the net worth computation of trading member.

15.	Share capital and Dividend distribution

	September 30,	September 30,
	As at March 31,
	2011	2010
Authorised capital
70,000,000 ordinary shares of Rs.10/- per share	700,000	650,000

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

In the valuation as at March 31, 2011 the corporate tax rate is considered at 32.45% and Expected rate of return is determined at 7.81%.

Changes in number of SARs representing stock options outstanding were as follows:

	September 30,	September 30,	September 30,
	As at March 31,
	2011	2010	2009
As at the beginning of the year	2,879,747	2,898,747	1,512,747
Granted during the year		—	1,386,000
Exercised	(2,558,394)	—	—
Forfeited	(321,353)	(120,008)	(115,500)
Reissued	—	100,508	115,500
Lapsed		—	—

As at the end of the year	—	2,879,747	2,898,747

Exercisable at the end of the year	—	—	—
Approximate remaining vesting period in years	—	1.24	2.98

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

17.	Borrowings

	September 30,	September 30,
	As at March 31,
	2011	2010
Car Loan	—	3,508

	—	3,508

Aggregate maturities of the borrowings are as follows:

	September 30,	September 30,
	As at March 31,
	2011	2010
On demand or within one year	53,000	1,266
In one to three years	—	2,242
In three to five years	—	—

	53,000	3,508

MF Global Sify Securities India Private Limited

(All amounts in Indian Rupees thousands, except as otherwise stated)

18.	Employee benefit obligation

	September 30,	September 30,	September 30,
	Years ended March 31,
	2011	2010	2009
Gratuity	1,432	856	844
Stock appreciation rights	96,832	135,746	46,851

	98,264	136,602	47,695

The movement in the defined benefit obligation of gratuity over the period is as follows:

	September 30,	September 30,	September 30,
	Years ended March 31,
	2011	2010	2009
Opening defined benefit obligation	9,861	9,700	9,458
Current service cost	2,879	2,853	3,000
Interest cost	715	679	755
Actuarial losses/ (gains)	3,948	(3,373)	(3,471)
Benefits paid	—		(42)

Closing defined benefit obligation	17,403	9,859	9,700

The movement in the fair value of plan assets of the year is as follows:

	September 30,	September 30,	September 30,
	Years ended March 31,
	2011	2010	2009
Beginning of year	12,237	11,200	7,686
Expected return on plan assets	1,343	1,025	832
Actuarial (losses)/gains	(278)	11	(129)
Employer contributions	6,732	—	2,853
Benefits paid	(1,836)	—	(42)

Closing fair value of plan assets	18,198	12,236	11,200

The amounts recognised in the income statement in respect of gratuity are as follows:

	September 30,	September 30,	September 30,
	Years ended March 31,
	2011	2010	2009
Current service cost	2,879	2,853	3,000
Interest cost	715	679	755
Actuarial loss	6,061	(3,384)	(3,342)
Expected return on plan asset	(1,344)	(1,025)	(832)

	8,311	(877)	(419)

The principal actuarial assumptions used were as follows:

	September 30,	September 30,	September 30,
	Years ended March 31,
	2011	2010	2009
Discount rate	8.00%	7.00%	8.00%
Expected return on plan assets	9.25%	9.25%	9.15%
Long term rate of compensation increase	6.00%	6.00%	6.00%

Mortality rates at various age groups are taken as per 1994-96 Life Insurance Corporation (LIC) Ultimate table.

19.	Accounts payables, accrued expenses and other liabilities

	September 30,	September 30,	September 30,
	As at March 31,
	2011	2010	2009
Accruals	41,758	41,489	35,541
Withholding tax payable	85,062	71,382	52,060
Bonus Payable	255,242	157,410	126,350
Other payables	123,543	124,046	138,007

Total	505,605	394,327	351,958

MF Global Sify Securities India Private Limited

(All amounts in Indian Rupees thousands, except as otherwise stated)

20.	Other Expenses

	September 30,	September 30,	September 30,
	Year ended March 31,
	2011	2010	2009
Professional Fees	12,087	11,059	10,590
Travelling and conveyance	18,901	16,068	15,872
Books & Periodicals, Postage, printing and stationary	29,120	25,817	33,466
Loss on account of error trades (net)	10,923	12,602	12,452
Repairs & maintenance	818	145	2,717
Service fee expenses	—	—	15,735
Insurance Premium	1,248	963	19,801
Others	12,531	15,457	15,060

Total	85,628	82,111	125,693

21.	Employee benefit expense

	September 30,	September 30,	September 30,
	Year ended March 31
	2011	2010	2009
Salaries and bonus	670,766	508,264	483,382
Defined contribution plans	4,047	3,452	3,968
Defined benefit plans	9,134	159	285
Staff welfare expenses	14,677	6,796	2,896
Share—based compensation expense	95,911	89,104	23,973
			730

	794,535	607,775	515,234

Share based compensation expense has increased during the year due to increase in fair value of SARS .

22.	Provision for Doubtful Debts

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

23.	Other income

	September 30,	September 30,	September 30,
	Year ended March 31,
	2011	2010	2009
Profit on sale of available-for-sale securities	23,603	—	6,724
Delayed payment charges (*)	60,014	24,999	39,215
Research fees	—	3,072
Referral fees (**)	57,745	51,160	2,824
Interest	16,278	5566	51990
Dividend	1,617	283	5,174
Currency Fluctuation Gain	912	7,960	167
Expenses Reversal (***)	—	17,567	—
Principal Trading Activity	4,056	—	—
Miscellaneous income	30,565	26,365	32,577

	194,790	136,972	138,671

(*)	Delayed payment charges represents the penal charges levied to clients on account of delay in settlement of their trade related obligations.

(**)	Referral fees consist of payments received for introducing clients to other MF Global associated companies.

(***)

The amount of Rs 17,567 was provided in year 2009 on account of group recharges from MF Global Holdings Limited (formerly known as MF Global Limited) has been reversed during the current year on account of mutual agreement between the stakeholders.

MF Global Sify Securities India Private Limited

(All amounts in Indian Rupees thousands, except as otherwise stated)

24.	Income tax expense

	September 30,	September 30,	September 30,
	Year ended March 31,
	2011	2010	2009
Current tax	127,322	122679	127269
Deferred tax (Note 7)	(61,575)	38181	(894)

	65,747	160,860	126,375

The tax on MF’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	September 30,	September 30,	September 30,
	Year ended March 31,
	2011	2010	2009
Net income before taxes	307,587	468,403	343,292
Enacted tax rates in India	33.22%	33.99%	33.99%

Computed tax expense	102,180	159,210	116,685

Income exempt from tax:
Dividend	(536)	(96)	(57)
Non-deductible expenses:
Contribution to co-investment plan	734	751	751
Others including donations, IT interest etc.	678	1,228	1,275
Recharges by parent and affiliate companies	—	980	8,498

Excess Provisions for earlier years reverse back in current year	(26,491)	—	—
Income charged at lower rate	(7,171)	—	—
(Gain) / Loss in Subsidiaries	(4,209)	(3,294)	(1,123)
Others	562	2081	346

Income taxes recognized in the statement of income	65,747	160,860	126,375

25.	Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below:

	September 30,	September 30,	September 30,
March 31, 2011	Loans and receivables	Available for sale	Total
Assets as per balance sheet
Cash and Bank balance	281,486		281,486
Cash-restricted	2,959,063		2,959,063
Interest bearing deposits with bank	93,362		93,362
Deposits with clearing organizations and others	173,783		173,783
Receivable from broker-dealers and clearing organizations	18,580		18,580
Receivable from customers	447,770		447,770
Available-for-sale securities:
Marketable, at market value		40,776	40,776
Not readily marketable (at estimated fair value)		92,868	92,868
Interest accrued but not due	67,124		67,124
Other assets	245,800		245,800

	4,286,968	133,644	4,420,612

	September 30,	September 30,
	Other financial liabilities	Total
Liabilities as per balance sheet
Payable to broker dealers and clearing organizations	264,504	264,504
Payable to customers	1,272,570	1,272,570
Borrowings	53,000	53,000
Accounts payable, accrued expenses, and other liabilities	505,605	505,605

	2,095,679	2,095,679

MF Global Sify Securities India Private Limited

(All amounts in Indian Rupees thousands, except as otherwise stated)

	September 30,	September 30,	September 30,
March 31, 2010	Loans and receivables	Available for sale	Total
Assets as per balance sheet
Cash and Bank balance	148,213	—	148,213
Cash-restricted	2,489,847	—	2,489,847
Interest bearing deposits with bank	295,659	—	295,659
Deposits with clearing organizations and others	110,969	—	110,969
Receivable from broker-dealers and clearing organizations	65,884	—	65,884
Receivable from customers	437,207	—	437,207
Available-for-sale securities:
Marketable, at market value	—	877	877
Not readily marketable (at estimated fair value)	—	11,447	11,447
Interest accrued but not due	71,443	—	71,443
Other assets	203,982	—	203,982

	3,823,204	12,324	3,835,528

	September 30,	September 30,
March 31, 2010	Other financial liabilities	Total
Liabilities as per balance sheet
Payable to broker dealers and clearing organizations	139,965	139,965
Payable to customers	1,177,517	1,177,517
Borrowings	3,508	3,508
Accounts payable, accrued expenses, and other liabilities	394,327	394,327

	1,715,317	1,715,317

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

MF Global Sify Securities India Private Limited

(All amounts in Indian Rupees thousands, except as otherwise stated)

b)	Operating lease commitments — MF as lessee

The group has obligations under long term operating leases with initial non-cancellable terms in excess of one year. Aggregate annual rentals for office space as of March 31, 2011, are approximately as listed below:

	September 30,	September 30,
	As at March 31,
	2011	2010

Not later than 1 year	59,409	59,087
Later than 1 year and not later than 5 years	20,346	13,771
Later than 5 years	—	—

Total minimum lease commitments	79,755	72,858

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
Mr. Rajendra Bhambhani
Mr. Randy MacDonald#
(#Joined with effect from July 28, 2010)
Mr. Laurence O’Connell*
(*resigned with effect from May 25, 2010)

MF Global Sify Securities India Private Limited

(All amounts in Indian Rupees thousands, except as otherwise stated)

b)	Transactions involving services

	September 30,	September 30,	September 30,
	Year ended March 31,
	2011	2010	2009
Services provided by MF to:
Holding companies
Reimbursement of Expenses	—	539	3,205

Fellow Subsidiary Companies
Referral Fees	57,750	51,162	51,992
Brokerage Income	5,333		5,185
Reimbursement of Expenses	5,165	5,646	8,715

	68,248	57,347	69,097

Services received by MF from:

Holding companies
Service Fees			9,349
Bank Guarantee Commission	72	497	1,692
Insurance Premium	—	(17,567)	17,842
Purchase / AMC of Computer Hardware			6,600

Fellow Subsidiary Companies
Lease Line Charges			1,675
IB Commission Expense	4,691	2,006	1,454
Interest Expense	1,562	888	1,039
Service Fees	—	—	6,386
Membership & Subscription	6,368	3,266	247

	12,693	(10,910)	46,284

Loan Taken and Repaid (Net)	(5,300)	383,700	270,000

c)	Key management compensation

	September 30,	September 30,	September 30,
	Year ended March 31,
	2011	2010	2009
Salaries and other short-term employee benefits	122,410	71,361	63,112
Other long-term benefits (Co-Investment Plan)	—	2,208	2,208
Share-based payments	—	19,653	5,420

	122,410	93,222	70,740

d)	Year-end balances arising from transactions involving services

	September 30,	September 30,
Due To Related Parties
MF Global Holdings Ltd.	32,857	34,005
MF Global UK Ltd.	57,953	19,213
MF Global Inc. DE	6,372	3,504
MF Global Holdings USA Inc.	2,014	2,036
MF Global Singapore Pte Ltd.	1,028	1,529
MF Global Holdings HK Ltd.	—	699
MF Global Finance and Investment Services India Private Limited	53,000	—
MF Global Australia Limited	125	—

	153,349	60,986

Due from Related Parties
MF Global Inc. DE	179	361
MF Global Mauritius Pvt. Ltd.	1,116	1,399
MF Global Singapore Pte Ltd.	1,243	2,347
MF Global Holdings HK Ltd.	109	—
MF Global HK Ltd.	269	—
MF Global UK Ltd.	1,697	2,257
MF Global Overseas Limited	—	3,292
MF Global India Pvt. Ltd.	1,153	—
MF Global Centralised Services India Pvt. Ltd.	—	1,287
MF Global FXA Securites Limited	200	—

	5,966	10,943

For and on behalf of the Board

Vineet Bhatnagar

Managing Director

ITEM 19. Exhibits

Number	Description

1.1	Amended Articles of Association of Sify Technologies Limited. (1)

1.2	Memorandum of Association of Sify Technologies Limited. (2)

1.3	Amendment of Memorandum of Association. (3)

2.1	Deposit Agreement, dated as of October 18, 1999, among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depository Shares evidenced by American Depository Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (4)

2.2	Amendment No. 1 to Deposit Agreement among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depository Shares evidenced by American Depository Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (4)

2.3	Amendment No. 2 to Deposit Agreement among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depository Shares evidenced by American Depository Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (5)

2.4	Subscription Agreement dated November 10, 2005 between Sify Technologies Limited and Infinity Capital Ventures, LP. (9)

2.5	Standstill Agreement dated November 10, 2005 by and among Sify Technologies Limited, Infinity Capital Ventures, LP and Mr Raju Vegesna. (9)

2.6	Shareholders’ Agreement dated December 20, 2005 between Sify Technologies Limited, Infinity Satcom Universal (P) Limited, and Sify Communications Limited(erstwhile subsidiary). (10)

2.7	Shareholders’ Agreement dated November 25, 2005 between Sify Technologies Limited and Man Financial. (11)

4.1	Associate Stock Option Plan 2000 (6)

4.2	Associate Stock Option Plan 2002 (6)

4.3	Associate Stock Option Plan 2005 (12)

4.4	Associate Stock Option Plan 2007 (14)

4.5	Form of Indemnification Agreement. (7)

4.6	License Agreement for Provision of Internet Service, including Internet Telephony dated as of April 1, 2002 by and between Sify Technologies Limited and the Government of India, Ministry of Communications and Information Technology, Department of Telecommunications, Telecom Commission. (3)

4.7	Bank Guarantee, dated as of November 4, 1998. (2)

4.8	Agreement, dated November 10, 2004, between Sify Technologies Limited, Satyam Computer Services Limited, SAIF Investment Company Limited and Venture Tech Solutions Pvt. Ltd. (8)

4.9	Subscription Agreement dated March 24, 2008 between Sify Technologies Limited and Infinity Satcom Universal Private Limited. (13)

4.10	Scheme of Amalgamation between Sify Communications Limited with Sify Technologies Limited and their respective shareholders (15)

4.11	Subscription agreement dated October 22, 2010 between Sify Technologies Limited and Mr Ananda Raju Vegesna, Representative of the entities and affiliates in India of Mr Raju Vegesna, Chief Executive and Managing Director of the company. (16)

4.12	Amendment to subscription agreement dated September 7, 2011 between Sify Technologies Limited and Mr Ananda Raju Vegesna, Representative of the entities and affiliates in India of Mr Raju Vegesna, Chief Executive and Managing Director of the company. (17)

Number	Description

8.1	List of Subsidiaries (18)

11.1	Code of Conduct and Conflict of Interest Policy (6)

12.1	Rule 13a-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a) Certification of Chief Financial Officer

13.1	Section 1350 Certification of Chief Executive Officer

13.2	Section 1350 Certification of Chief Financial Officer

15.1	Consent of ASA & Associates in respect of Sify Technologies Limited (18)

15.2	Consent of Price Waterhouse in respect of MF Global Sify Securities Private Limited (18)

15.3	Consent of KPMG in respect of Sify Technologies Limited (18)

15.4	Consent of ASA & Associates in respect of MF Global Sify Securities Private Limited

(1)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.

(2)	Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Commission on October 4, 1999 and incorporated herein by reference.

(3)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.

(4)	Previously filed as an exhibit to the Post-Effective Amendment No. 1 to Form F-6 filed with the Commission on January 5, 2000 and incorporated herein by reference.

(5)	Previously filed as an exhibit to the Registration Statement on Form S-8 (File No. 333-101322) filed with Commission on November 20, 2002 and incorporated herein by reference.

(6)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 29, 2004 and incorporated herein by reference.

(7)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-2 filed with the Commission on October 13, 1999 and incorporated herein by reference.

(8)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 30, 2004 and incorporated herein by reference.

(9)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 21, 2005 and incorporated herein by reference.

(10)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 7, 2005 and incorporated herein by reference.

(11)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 23, 2005 and incorporated herein by reference.

(12)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 30, 2006 and incorporated herein by reference.

(13)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on April 14, 2008 and incorporated herein by reference.

(14)	Previously filed as an exhibit to the Report on Form 20-F filed with the Commission on October 11, 2008 and incorporated herein by reference.

(15)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on January 23, 2009 and incorporated herein by reference.

(16)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 15, 2010 and incorporated herein by reference.

(17)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on September 8, 2011 and incorporated herein by reference.

(18)	Previously filed as an exhibit to the Report on Form 20-F filed with the Commission on October 12, 2011 and incorporated herein by reference.

SIGNATURES

The company hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SIFY TECHNOLOGIES LIMITED

By:	/s/ Raju Vegesna
Name: Raju Vegesna
Title: Chief Executive Officer

By:	/s/ MP Vijay Kumar
Name: M P Vijay Kumar
Title: Chief Financial Officer

Date: June 19, 2012