Form 20-F
period 2012-03-31
SIFY TECHNOLOGIES LTD
filed 2012-08-13
CIK 1094324

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended March 31, 2012.

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

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Name of each Exchange on which registered
American Depository Shares, each represented by One Equity Share, par value Rs.10 per share	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act

Title of each class	Name of each Exchange on which registered
None	Not Applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

Not Applicable

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

178,513,589 Equity Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data file required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     Yes  ☐    No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☒                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standard Board ☒	Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell Company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Currency of Presentation and Certain Defined Terms

Unless the context otherwise requires, references in this annual report to “we,” “us,” the “Company,” “Sify” or “Satyam Infoway” are to Sify Technologies Limited, a limited liability Company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. In January 2003, we changed the name of our Company from Satyam Infoway Limited to Sify Limited. In October 2007, we again changed our name from Sify Limited to Sify Technologies Limited. “Sify”, “SifyMax.in,”, “Sify e-ports” and “Sify online” are trademarks used by us for which we have already obtained registration certificates in India. All other trademarks or trade names used in this Annual Report on Form 20-F for the year ended March 31, 2012 (the “Annual Report”) are the property of their respective owners. In this Annual Report, references to “$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “Rs.,” “rupees” or “Indian rupees” are to the legal currency of India . References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to the “Group” mean Sify Technologies Limited and its subsidiaries. References to “equity shares” refer to our Indian Equity Shares, which are not traded on an exchange in India or the United States. References to “ADS’s” refer to our American Depositary Shares, which are traded on the NASDAQ Global Select Market under the symbol “SIFY.”

For your convenience, this Annual Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this Annual Report, all translations from Indian rupees to U.S. dollars contained in this Annual Report have been based on the reference rate in the City of Mumbai on March 31, 2012 for cable transfers in Indian rupees as published by the Reserve Bank of India (RBI), which was Rs.51.16 per $1.00.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

Summary of Consolidated Financial Data

You should read the summary consolidated financial data below in conjunction with the Company’s consolidated financial statements and the related notes, as well as the section entitled “Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report. The summary consolidated statements of income data for the five years ended March 31, 2012, 2011, 2010, 2009 and 2008 and the summary consolidated Statement of Financial Position as of March 31, 2012, 2011, 2010, 2009 and 2008, have been derived from our audited consolidated financial statements and related notes to the consolidated financial statements which were prepared and presented in accordance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB). Historical results are not necessarily indicative of future results.

Sify Technologies Limited

Consolidated Statement of Income

(In thousands of Rupees, except share data and as otherwise stated)

	Year ended March 31,
	2012	2011 Rs	2010 Rs	2009 Rs	2008 Rs	2012 Convenience translation into US$ in thousands, except share and per share data
						(See Note1)
Revenue	7,698,949	6,886,629	6,710,188	6,162,161	6,006,215	150,487
Cost of goods sold and services rendered	(4,660,773)	(4,209,430)	(4,096,538)	(3,613,349)	(3,419,122)	(91,101)
Other income	37,377	72,693	131,789	89,105	46,152	731

Selling, general and administrative expenses	(2,547,209)	(2,441,799)	(2,482,415)	(2,813,425)	(2,434,715)	(49,789)
Depreciation and amortization	(691,560)	(685,836)	(656,797)	(498,872)	(394,337)	(13,518)
Impairment loss on intangibles including goodwill	—	(1,857)	(47,269)	(15,200)	—	—
Income from legal settlement	—	—	561,120	—	—	—

Profit / (loss) from operating activities	(163,216)	(379,600)	120,078	(689,580)	(195,807)	(3,190)

Finance income	59,313	45,698	27,994	122,565	161,783	1,159

Finance expenses	(306,732)	(258,622)	(293,873)	(251,660)	(57,682)	(5,996)

Net finance income / (expense)	(247,419)	(212,924)	(265,879)	(129,095)	104,101	(4,837)

Share of profit of equity accounted investee (net of income tax)	27,298	73,032	91,135	64,091	181,127	534

Profit / (loss) before tax	(383,337)	(519,492)	(54,666)	(754,584)	89,421	(7,493)
Income tax (expense) / benefit	—	—	81,479	(97,049)	(63,975)	—

Profit / (loss) for the year	(383,337)	(519,492)	26,813	(851,633)	25,446	(7,493)

Attributable to:
Equity holders of the Company	(383,337)	(519,492)	17,027	(900,574)	(4,696)	(7,493)
Non-controlling interest	—	—	9,786	48,941	30,142	—

	(383,337)	(519,492)	26,813	(851,633)	25,446	(7,493)

Earnings / (loss) per share
Basic earnings /(loss) per share	(3.71)	(8.20)	0.33	(20.77)	(0.11)	(0.07)
Diluted earnings/(loss) per share	(3.71)	(8.20)	0.33	(20.77)	(0.11)	(0.07)

Particulars

(Rupees in thousands, except share and per share data)

Balance Sheet data

	March 31,					Convenience translation into US$ in thousands, except share and per share data (see note 2 )
	2012	2011	2010	2009	2008	2012
	Rs	Rs	Rs	Rs	Rs	$
Cash and cash equivalents including restricted cash	892,768	543,097	878,698	1,710,798	1,507,327	17,450

Net current assets	995,834	(36,354)	(46,814)	(175,993)	1,294,199	19,464

Total assets	10,582,818	9,238,371	9,345,824	9,145,555	7,710,760	206,858

Total equity attributable to equity shareholders of the Company	5,850,654	4,665,792	4,171,092	3,851,693	4,694,984	114,359

Cash Flow Data
Net cash provided by (used in):
Operating activities	600,214	225,359	759,802	(371,556)	(839,869)	11,732
Investing activities	(901,971)	(730,650)	(896,683)	(1,174,156)	(756,300)	(17,630)
Financing activities	536,407	551,700	(354,486)	968,797	(585,200)	10,485

Notes

1.	The convenience translation to U.S. Dollars was performed at the reference rate in the City of Mumbai for cable transfers as published by Reserve Bank of India on March 31, 2012 of Rs.51.16 per $1.00, which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at this rate or at all.
2.	Reference to shares and per share amounts refer to our equity shares. Our outstanding equity shares include equity shares held by a depository underlying our ADSs. Effective September 24, 2002, one ADS represented one equity share.

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

Month	High Rs.	Low Rs.
July 2012	56.38	54.55
June 2012	57.21	55.14
May 2012	56.42	52.85
April 2012	52.79	50.56
March 2012	51.31	49.15
February 2012	49.64	48.68

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

Fiscal Year Ended March 31	Period end Rs.	Average Rs.	High Rs.	Low Rs.
2012	51.16	47.94	54.23	43.94
2011	44.65	45.58	47.57	44.03
2010	45.14	47.36	50.53	44.94
2009	50.95	45.91	52.06	39.89
2008	40.02	40.13	43.05	38.48

On March 31, 2012, the reference rate in the City of Mumbai for cable transfers in Indian rupees as published by RBI was Rs.51.16.

On August 10, 2012, the reference rate in the City of Mumbai for cable transfers in Indian rupees as published by RBI was Rs.55.34

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

We have a net loss of Rs. 383.34 million ($ 7.49 million) for the year ended March 31, 2012 with an accumulated deficit of Rs.13,990 million ($273.46 million) as at March 31, 2012. We may in the future incur additional net losses and suffer negative operating cash flows. We expect to increase our expenditures as we continue to expand our services, promote our brand, and invest in the expansion of our infrastructure. We have incurred and in the future may incur expenses in connection with investments in data centers and infrastructure. Accordingly, we will need to generate significant additional revenues in order to become profitable. Our business model is not yet proven in the consumer space, and we cannot assure you that we will improve our profitability or that we will not incur operating losses in the future. If we are unable to become profitable and continue to sustain losses, we will be unable to build a sustainable business and our results of operations will be adversely affected. In this event, the price of our ADSs and the value of your investment may decline.

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

The loss of credits from the above scheme may adversely impact the financial condition and operating results. Effective August 2009 and subsequent notification in 2011, this benefit was withdrawn for our exports, which has adversely affected our results of operations.

The global economic environment, increased pricing pressure and decreased utilization rates could negatively impact our revenues and operating results.

Spending on technology products and services in most parts of the world has been rising for the past several years. However, there was a decline in the growth rate of global IT purchases due to the economic slowdown and we believe the market may not recover in near term.

With regard to the domestic Indian economy, pricing and competition continue to be under pressure. Lead times for orders or contracts have become much longer, as we have longer credit periods. These factors have affected the growth in demand for our corporate connectivity and consumer services.

Overseas economic performance also has a bearing on our Infrastructure and e-Learning businesses segments. Currency fluctuations will also lead to variations in revenue. The National Long Distance (‘NLD’) / International Long Distance (‘ILD’) business and eLearning may be affected in terms of prices and growth.

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

For the year ended March 31, 2012, we have recognized a gain of Rs.37.65 million ($0.74 million) on foreign exchange translations. If foreign exchange currency markets continue to be volatile, such fluctuations in foreign currency exchange rates could materially and adversely affect our results of operations in future periods. Also, the volatility in the foreign currency markets may make it difficult to hedge our foreign currency exposures effectively and make them expensive.

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

We believe that the Information Technology Act of 2000, (As amended by IT (Amendment) Act 2008 (the “ITA”), an Indian regulation, does not address all areas of online processes or the Internet. In exercise of the powers conferred by ITA 2000, the Government of India issued rules in April 2011 called Information Technology rules with stringent privacy norms for Internet Service Providers and the intermediary who is handling sensitive personal information. The ITA has mandated the service providers to maintain transactions, receipts, vouchers in specific formats. The records should be produced for inspection and audit by a government nominated agency or person. The Government of India is authorized to audit security and privacy protection measures. We are exposed to risks relating to unauthorized access, non-compliance of regulations by our franchisees for the cybercafés. Such events may negatively affect our reputation, and violations of the Information Act may result in fines, litigation or cause us to incur legal costs, which may adversely affect our business and results of operations.

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

The single largest operating cost in data centers is power, and if a competitor were to have a source of power at a significantly lower cost, it could be a disadvantage to us. Currently all data centers are now located in proximity to, or at the edge of major urban centers such as Mumbai, inexpensive land and labor allow companies to locate new data centers in remote locations. We may neither be in a position to develop data centers at remote locations where power is cheap nor procure power at cheaper rates for our data centers. If our competitors procure power at lower cost, they may have an advantage over us with respect to pricing. Our inability to offer competitive pricing may result in loss of customers and will impact our business and result of operations.

We have added a number of new lines of business in the past years, including the operation and licensing of public Internet cafés, as well as the provision of broadband services, security services, e-learning software development services, managed network services, infrastructure management services and cloud offerings.

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

Our revenues, expenses and operating results have varied in the past and may fluctuate significantly in the future due to a number of factors, many of which are outside our control. A significant portion of our investment and cost base is relatively fixed in the short term. Our revenues for the foreseeable future will depend on many factors, including the following:

•	the range of corporate network/data services provided by us and the usage thereof by our customers;

•	the number of subscribers to our ISP services and the prevailing prices charged.

•	the timing and nature of any agreements we enter into with strategic partners of our corporate network/data services division;

•	services, products or pricing policies introduced by our competitors;

•	capital expenditure and other costs relating to our operations;

•	the timing and nature of our marketing efforts;

•	our ability to successfully integrate operations and technologies from any acquisitions, joint ventures or other business combinations or investments;

•	the introduction of alternative technologies; and

•	technical difficulties or system failures affecting the telecommunication infrastructure in India, the Internet generally or the operation of our websites.

•	The range of web hosting services provided by us and the subscription thereof by our customers.

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

Our success depends upon the continued service of our key personnel including our senior management team, including our Chairman, Raju Vegesna. Each of our employees may voluntarily terminate his or her employment with us. Our success also depends on our ability to attract and retain additional highly qualified technical, marketing and sales personnel. The labor market for skilled employees in India is extremely competitive, and the process of hiring employees with the necessary skills is time consuming and requires the diversion of significant resources. We may not be able to continue to retain or integrate existing personnel or identify and hire additional personnel in the future. The loss of the services of key personnel or the inability to attract additional qualified personnel could disrupt the implementation of our business strategy, upon which the success of our business depends.

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

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Dodd–Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”), Sarbanes-Oxley Act of 2002, new SEC regulations and NASDAQ Stock Market rules are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

Further, from the year 2011, there has been an increased focus on corporate governance by the U.S. Congress and by the SEC in response to the recent credit and financial crisis in the United States. As a result of this increased focus, additional corporate governance standards have been promulgated with respect to companies whose securities are listed in the United States, including by way of the enactment of the Dodd-Frank, and more governance standards are expected to be imposed on companies whose securities are listed in the United States in the near future.

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

We have a significant, non-controlling minority interest in MF Global Sify Securities India Private Limited (formerly known as Man Financial Sify Securities India Private Limited) which was accounted for under IFRS using the equity method of accounting until March 23, 2012. Under this method, we generally are obligated to report as “share of profit of equity accounted investee” a pro rata portion of the net income after tax of any such Company in our statement of operations even though we do not control such Company, subject to limitations in the case of losses that exceed our cost of investment. Thus, our reported results of operations can be significantly increased or decreased depending on the results of MF Global Sify Securities India Private Limited or other companies in which we may make similar investments even though we may have only a limited ability to influence these activities. Effective March 23, 2012, such investment was treated as ‘non-current asset held for sale’ and the equity method of accounting was discontinued. On August 2, 2012, we have completed the sale of our entire stake in MF Global Sify Securities India Private Limited.

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

We are increasingly bidding for work with governments and governmental agencies for data centers and other projects. Projects involving governments or governmental agencies carry various risks inherent in the government contracting process, including the following:

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

Our profits may be impacted due to the increase in licence fee on the NLD/ILD licence and inclusion of pure internet service undersuch licence fee by the Department of Telecommunications, Government of India.

Effective July 2012, the Government of India amended the NLD/ILD/ISP licence agreements with respect to Annual Licence Fee.

Under such amendment, all services under the NLD/ILD licence shall be subject to an increased licence fee from the existing 6% to 7% from July 2012 to March 2013 and 8% from April 2013 onwards. In addition, the Government has also amended the ISP licence and brought the same under such licence fee of 7% from July 2012 till March 2013 and 8% from April 2013 onwards.

Such amendments to the NLD / ILD licence agreements will significantly impact the financials of the Company by way of additional cash outflow due to increased licence fees.

Increase in License fees paid for licensed spectrum to Department of Telecommunications (‘DoT’) may adversely affect our cost and inturn our cashflow and profitability

DoT may increase significantly the license fees to be paid for using the licensed spectrum fees. This will adversely affect our profitability. We cannot assure you that there would not be any increases of license fees in future.

In the event that the Government of India or the Government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability.

The statutory corporate income tax rate in India was 30% during fiscal year 2011 and was subject to a 7.5% surcharge, 2% education tax and 1% secondary and higher education tax, resulting in an effective tax rate of 33.22%. For fiscal year 2012, the statutory corporate income tax rate is still 30% and subject to a 5% surcharge and 2% education tax and 1% secondary and higher education taxes resulting in an effective tax rate of 32.445%. We cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be implemented by the Government of India. We may be subject to tax claims by the Government of India against us in the future. Defending these claims would be expensive, time consuming and may divert our management’s attention and resources from our operations.

Our working capital position may be impacted negatively consequent to the recent amendment to the Finance act levying Service tax based on negative list of services.

In the Finance Bill, 2012, the Government of India has levied service taxes based on a negative list of services. Consequently, all services are likely to become taxable, except exempted services. This may increase the outflow of funds by way of service tax which will impact the working capital funds of the Company.

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

The future of broadband services to home may revolve around WiMax wireless capability. Since WiMax capability is to be brought under the 3G spectrum in the near future, we may not be able to compete with our larger, well-financed competitors, and such competitors may gain market share and our customers may terminate their engagements with us. Our brand’s perception therefore, is directly impacted by an external party over whom we have little or no control in the matter of service delivery, and our customers may attribute usage problems to us rather than their CTOs.

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

In order to improve our competitiveness, we are developing data centers at NOIDA in UP, India and Raballe in Mumbai. If we are unable to attract adequate customers to these centers, we will not be able to achieve the revenues initially anticipated, which could have an adverse effect on our future results of operations and financial condition.

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

We may not get repeat corporate orders to optimize the capacity utilization.

As we expand the network to small cities and towns, there is an operational cost involved in both the establishment and operation of these nodes. While the expansion is facilitated by a corporate order, we have to subsequently get additional business for capacity utilization in these nodes to make them profitable. If we are not able to do this rapidly by scaling up the business through these towns, we run the risk of overcapacity on the network in new areas, which results in a higher cost structure and lower margins.

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

The continued economic recession and uncertainty in the United States may cause reduced demand for our eLearning products, as our customers may reduce their training budgets and programming. Additionally, we may not be able to acquire new customers due to the economic situation prevailing in United States. A prolonged period of reduced customer demand for our eLearning services may adversely affect our business and results of operations.

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

In order to increase advertising revenues , we need to continue to increase the number of users of our sports, recipes and entertainment video contents through our websites. In order to attract consumers and generate increased engagement on our website portals, we believe we must offer compelling content, products and services. If we are not able to attract and keep new users in a constantly evolving user base, we are likely to lose page views, and advertisers may reduce or cease publishing advertisements in our websites. It is important for us to provide necessary contents through our websites to attract more users. However, acquiring, developing and offering new content, products and services, as well as new functionality, features and enhanced performance of our existing content, products and services, may require significant costs and time to develop. In addition, consumer tastes are difficult to predict and subject to rapid change.

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

As the economy slows down and the consumer confidence erodes, the demand for personal computers would drop significantly. We believe that a reduction in consumer confidence and the sale of consumer goods is likely to result in a drop in demand for broadband services until the cycle is reversed, as consumers delay or reduce their discretionary spending and personal computer usage. If this trend continues, reduced broadband usage may impact our revenue and result of operations. The market penetration rates of personal computers and online access in India are far lower than such rates in the United States. Alternate methods of obtaining access to the Internet, such as satellite internet and wireless internet are steadily becoming popular in metro centers and slowly replacing the wire line internet. There can be no assurance that the number or penetration rate of personal computers in India will increase rapidly. This may impact our ability to increase our revenue and may affect our results of operations.

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

•	All Internet service providers shall publish quarterly contention ratio for different Internet/broadband services on their website to facilitate subscribers to take informed decision.

•

All Internet service providers must use the contention ratios better than specified ratios for different services to ensure sufficient bandwidth for providing good quality of service to their subscribers.

Fixing up a contention ratio, may put standalone ISPs, like ours, at a disadvantage as cost of delivery of Internet bandwidth may increase. Telecom companies offering similar internet services are tempted to offer significantly lower prices and incentives as they own the last mile and at the same time by bundling telephony along with Internet enhance their otherwise idle last mile. Under such circumstances, it will be very difficult for us to compete with big Telcos which can offer broadband services by cross subsidizing with voice/other services.

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

History and Development

We were incorporated on December 12, 1995 in Andhra Pradesh, India as Satyam Infoway Private Limited, a Company under the Indian Companies Act, 1956 to develop and offer connectivity-based corporate services in India. Until December 2002, we were a majority-owned subsidiary of Satyam Computer Services Limited, an Indian information technology services Company traded on the New York Stock Exchange and the principal Indian stock exchanges. We changed our name from Satyam Infoway Limited to Sify Limited in January 2003 and from Sify Limited to Sify Technologies Limited in October 2007. We completed our initial public offering of ADSs in the United States in October 1999. We listed our ADS on the NASDAQ Global Market on October 19, 1999. In February 2000, we completed our secondary offering of ADS in the United States.

Sify Software Limited (Formerly Sify Networks Private Limited), Sify Technologies (Singapore) Pte. Ltd., Hermit Projects Private Limited, Pace Info Com Park Private Limited and Sify International Inc. are our wholly owned and controlled subsidiaries.

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

From the time we launched our corporate services in 1997, we have continually upgraded our technology to provide data services to corporate clients. We were the first Internet service provider in India to make our entire network IP-based and subsequently Multi Protocol Label Switching (MPLS)-enabled, which permitted us to continue to grow our corporate customer base. As of March 31, 2012, we provide data connectivity services to around 3000 corporate clients in industries ranging from information technology, manufacturing, banking and financial services industry, pharmaceuticals, retail distribution and the government.

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

On March 24, 2008, the Company entered into a Subscription Agreement with Infinity Satcom Universal Private Limited (Infinity Satcom Universal), a private limited Company in India which is controlled by Ananda Raju Vegesna and brother of Raju Vegesna, Chairman and Managing Director, for issuance of 12,817,000 Equity Shares of the Company with face value of Rs.10/- per share at a premium of Rs.165/-. It was approved by the Company’s shareholders at the Extraordinary General Meeting held on March 17, 2008.

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

Principal Capital Expenditures

In fiscal year 2012, 2011 and 2010, we spent Rs.952 million (US $18.60), Rs.395.27 million, Rs 979.74 million respectively, on capital expenditures. As of March 31, 2012, we had contractual commitments of approximately Rs.721.51 million (US $ 14.10 million) for capital expenditure towards the acquisition of property, plant and equipment. These commitments included approximately Rs.717.27 million (US $ 14.02 million) in domestic purchases and Rs.4.24 million (US $ 0.08 million) in imports and overseas commitments for products and spares. All our capital expenditures were financed out of cash generated from operations, equity infusion and borrowings from banks.

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

During October 2009, Sify Technologies transferred eLearning, Software Development and other related businesses, which are non-telecom businesses, to the subsidiary Company for a consideration of Rs.450 million, which was discharged by way of issue of 4.5 million ordinary shares in Sify Software Limited. Consequently, the name of E Alcatraz Consulting Private Limited was changed to Sify Software Limited in order to reflect the activities relating to Software Development business.

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

Due to the decline in business travels on account of global economic environment, the company tested impairment for goodwill and intangibles, and has recorded Rs.1,857, Rs.47,269 and Rs.15,200 as impairment charge during the years 2010-11, 2009-10 and 2008-09 respectively.

India World Communication Limited

India World Communications Limited filed an application with the Registrar of Companies, Tamil Nadu in 2008 for the winding up of its business under section 560 of the Indian Companies Act,1956. The Registrar had struck off its name from the register. Hence, India World Communications Limited ceased to exist from the date of order of the ROC.

Sify International Inc

Sify International Inc incorporated in the United States of America (US) is a wholly owned subsidiary of Sify. Sify International registered a revenue of USD 0.25 million and a marginal loss of USD 0.002 during the fiscal year 2011-12. Subsequently on July 18, 2012, the Company filed a Certificate of Dissolution with Secretary of the State, State of California, USA for winding up and dissolving the wholly owned subsidiary in US, which does not have any material financial implication.

Hermit Projects Private Limited & Pace Info Com Park Private Limited

In November 2011, we acquired Hermit Projects Private Limited for the implementation of a state-of-art Data Center Project at Noida, U.P, through its wholly owned subsidiary Pace Info Com Park Private Limited, the original allottee of the land at Noida, U.P. for a consideration of Rs.114 crores.

Business Overview

We are one of the largest integrated Internet, network and electronic commerce services companies in India, offering end-to-end solutions with a comprehensive range of services delivered over a common Internet backbone infrastructure. Our services enable our business and consumers to communicate, transmit and share information, access online content and conduct business remotely using our private data network or the Internet. Our Internet and network services include the following:

•

Enterprise Services. These primarily include our network services and IT services offering, end-to-end network services, hosting and security services that provide our corporate customers with comprehensive Internet and private network access. Our services enable our corporate customers to offer a full range of business-to-business and electronic commerce related services. We provide NLD (National Long Distance) and ILD (International Long Distance) services through our network. We carry voice traffic, both national and international, using the IP back-bone and deliver voice traffic to Direct Inter-connect Operators. We also provide managed infrastructure services and managed security services in all aspects of infrastructure services, network security and hosting, with digital certificates based authentication service and VPN solutions. We have launched system integration service during the year 2009-10. We are the first service provider in India to be ISO 9001:2000 certified in network operations, data center operations and customer relationship management.

•

Commercial and consumer services: We offer public Internet access to consumers through a retail chain of e-ports (formerly iway) cybercafés. We also have agreements with certain cable television operators through which we offer Internet access through cable. We also operate online portals, such as www.sify.com, www.samachar.com and www.sifymax.in, that function as principal entry points and gateway for accessing the Internet by providing useful web-related services and links. We also offer related content sites specifically tailored to Indian interests worldwide. On account of franchisees moving out of business due to higher costs, there has been change in business focus towards enterprise services segment.

•

Software Services. We facilitate web based learning for various organizations by digitizing and uploading content to facilitate the same. We also provide application services such as Mailing, web-application and online assessment.

We began providing corporate network/data services to businesses in April 1998, and as of March 31, 2012 we had around 3000 corporate customers located principally in India. We launched our Internet service provider business in November 1998, becoming the first private Internet service provider to begin service after the Indian government opened the market to private competition. We also operate online portals, www.sify.com, www.sifymax.in, www.samachar.com, and related content sites specifically tailored for Indian interests worldwide. Sify.com is one of India’s leading portals with services in areas such as news, travel, finance, health and shopping in addition to e-mail, chat and search. SifyMax.in is a broadband portal offering live streaming and on demand video and audio content, news clips, TV reality shows and highlights of cricket matches.

We are providing NLD (National Long Distance) and ILD (International Long Distance) services through our network from August 2008. We have made tie-ups with international and domestic carriers to carry their traffic into India. We carry voice traffic, both national and international, using the IP back-bone and deliver voice traffic to direct inter-connect operators.

During the year 2009-2010, following the merger of Sify Communications Limited with the Company, we obtained the approval of Department of Telecommunications for the transfer of NLD / ILD licences from Sify Communications to the Company.

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

As of March 31, 2012, we operated 729 points of presence serving more than 710 towns and cities across India. Points of presence are telecommunications facilities located in a particular market which allow our customers to connect to the Internet through a local telephone call. Although our Internet service provider license permits us to establish and maintain our own direct connection to the international Internet, we no longer maintain satellite gateways. We provide international bandwidth by leasing capacity from large telcos.

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

•

National private Internet protocol network backbone and Wireless delivery on the last mile. We operate a large national Internet protocol data network in India. As of March 31, 2012, we owned and operated 729 points of presence serving more than 710 towns and cities across India. Our network provides the platform to deliver Internet access and the backbone to provide a full range of corporate network/data services to consumers. A significant portion of our last mile delivery for corporates, and almost the entire e-port cybercafé network and hi–speed / broadband delivery to homes, is on the wireless mode, thereby enabling us to implement and deliver superior services compared to the wire line medium.

•

Internet content and electronic commerce websites customized for the Indian market. We view the Indian market as a series of specific market segments with unique cultural and topical interests, rather than an extension of a homogeneous, worldwide Internet market. We have assembled a team of India-based employees familiar with the local culture, language and business environments in our markets to develop Internet content and electronic commerce websites tailored for the Indian market. We regularly incorporate new and original third-party content suited to our local and regional audiences to enhance our customers’ online experience and to attract new users both within India and abroad. As a result of our local market knowledge, we are able to place contents in our websites which will attract more users to our websites and to create brand awareness for our online access service.

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

Strategy

Our goal is to become the premier integrated Internet, network and electronic commerce solutions provider to businesses and consumers in India. Our principal business strategies to accomplish this objective are discussed below:

•

Invest in the continued enhancement and expansion of our network infrastructure to support customer growth, enter into new markets and accommodate increased customer usage. We intend to continue to increase the capacity and geographic reach of our network in order to support subscriber growth, enter new markets and accommodate increased customer usage. We are committed to using proven technologies and equipment and to providing superior network performance. Our network is based on Internet Protocol, or IP, and we are the first Indian service provider to have made our network Multi Protocol Label Switching (MPLS) compliant. As of March 31, 2012, we have acquired adequate capacity of bandwidth lines, all from major telecommunications companies, which ensures that there is an assured supply of bandwidth service being provided to Sify’s customers without any disruptions. We have also leased intercity links from multiple suppliers including BSNL, Bharti, TATA, Railtel and Power Grid Corporation, such that each one of our nodes is accessible from at least two other nodes, if not by two long distance operators. We believe that as the size and capacity of our network infrastructure grows, its structure and national coverage will create economies of scale. Being vendor neutral, we are able to procure bandwidth in a cost effective manner. Over the past five years we have designed and built four data centers in Mumbai, Chennai, Bangalore and Airoli. We intend to invest in additional data centers, and are currently building a data center at Noida near New Delhi.

•

Increase penetration in our existing markets by expanding awareness of the “Sify” brand name to capitalize on our first mover advantage in India. We intend to capitalize on our first-to-market advantage in India to establish national service and a brand name in advance of other private competitors. As of March 31, 2012, we had approximately 0.1 million retail Internet subscribers across 203 cities in India. We believe that increased focus by GOI on delivery of broadband services , availability of broadband content, reduced cost of personal computers coupled with increased purchasing capacity of the middle class in India will drive this business forward in the future. We are also continuously working on better alternative technologies to overcome the last mile challenges and to offer superior connectivity to homes. We have also started offering premium broadband connection, branded platinum services to SOHO market segment.

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

•

Pursue selective strategic investments, alliances and acquisitions to expand our customer base, increase utilization of our network and add new technologies to our service mix. We believe that our growth can be supplemented by selective acquisitions of complementary businesses. We may seek to expand our market presence in our corporate network business through the acquisition of data center, web implementation and/or systems integration companies serving India, the United States or other markets. We will also consider acquisitions of Internet service providers that have a significant or growing customer base in our current or targeted markets.

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

•

Superior end-user performance and customer support. We believe that we provide a high level of customer service, network performance and technical support to maximize customer satisfaction. A significant number of our employees are engaged in our customer service or technical support departments, which operate 24 X 7. Our network engineers continually monitor network traffic and congestion points to deliver high quality consistent network performance. Our backend processes are ISO 9001:2000 compliant for network operations, data center operations and customer care. Our strategy of providing superior network performance and customer service is designed to result in significant customer growth from referrals and industry recognition.

Service Offerings

Enterprise Services. Thse primarily consist network service and IT services which addresses the network, security and application services needs of Indian enterprises by leveraging our national Tier 1 IP network infrastructure. The services include a comprehensive range of Internet protocol based Virtual Private Network, or IPVPN, offerings, including intranets, extranets and remote access applications to both small and large corporate customers. There is a strong focus on industry verticals such as IT/ITES (IT enabled services), banking and financial services industry (BFSI), government, manufacturing, pharmaceutical and FMCG. We were the one of the first service provider in India to provide MPLS-enabled IPVPN’s on its entire network. We have entered into a strategic partnership with leading Telcos for providing last mile connectivity to customers. Our entire network is MPLS enabled with built in redundancy with world class design and service standards.

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

•

GlobalSite Connect, an international site-to-site managed MPLS-enabled IPVPN solution, is used for securely connecting international branch offices to the corporate offices. It provides connectivity anywhere in the world through Sify’s alliances and partnerships with global overseas service providers such as Global Crossing (GC), KDDI, and PCCW Global to name a few.

•

ExpressConnect, which offers a premium range of high-performance Internet bandwidth solutions for connecting regional offices, branch offices and remote locations to the corporate network. These solutions complement our SiteConnect range of MPLS enabled IPVPN solutions, provide high-speed bandwidth in those situations where basic connectivity and cost are the top concerns.

•

RoamConnect, is our national and international remote access VPN, which is used for securely connecting employees, while they are traveling, to the corporate intranet. Roam Connect features “single number access” to SifyNet from anywhere in the country and provides access from anywhere in the world through Sify’s alliances with overseas service providers.

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

Software Services. We offer value-added services to organizations such as website design, development, content management, search engine optimization, , including domain name management, secure socket layer (SSL) certificate for websites, and server space in required operating system and database. We provide state of the art messaging and collaboration services and solutions such as e-mail servers, LAN mail solutions, anti-spam appliances, bulk mail services, instant messaging, and also offer solutions and services to enable data & access security over the Internet. We also offer web-applications such as online merchandising with on-line payment gateways, sales force automation, supply chain management, intranet and extranets, workflow engine and knowledge management systems. We also provide infrastructure-based services on demand, including on-line testing engine and network management. On-line testing services include test management software, required servers and proctored examination facilities at Sify’s e-port cybercafés. On-line exam engine offered allows a secure and flexible way of conducting examinations involving a wide range of question patterns.

System integration, Security and Assurance Services. During the recent years, we have launched system integration services to offer DC built and infrastructure sizing and supply. We offer a comprehensive suite of security solutions including security design, procurement and integration services for infrastructure security, vulnerability assessment and penetration testing. Implementation services include implementation of security products, such as firewalls, intrusion detection systems, content security, authentication tools and VPN services. We also provide assurance services covering Information systems(IS) Audit, Risk Assessment, and Business Continuity/Disaster Recovery Planning.

Data Centers. We operate 4 Data centers of which two are located in Mumbai (Bombay), one each at Chennai (Madras) and Bangalore, which are designed to act as reliable, secure and scalable facilities to host mission-critical applications. We offer co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks, or they could hire complete racks, and even rent ‘secure cages’ at the hosting facility as per their application requirements. We also offer a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration, network configuration as well as spares and replacement. Our Fort Knox platform for security management of hosted servers offers Service Level Agreement (SLA)-based security services to protect servers. Our Infrastructure Data Management Services (IDMS) service provides specific services related to building data centers, leveraging on our proven expertise to build world-class infrastructure.

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

Digital Certification. In technical collaboration with Verisign, a leading provider of Internet trust services, we formed a subsidiary, Sify Communications Limited, to provide managed digital certificate-based authentication services in India. Sify Communications Limited was the principal affiliate of Verisign in India and was a member of Verisign’s Global Affiliate Network. Sify Communications Limited was accredited as the first Certifying Authority for issuance of Certificate for Digital Signature by the Ministry of Information Technology, Government of India. Sify Communications Limited merged with Sify Technologies Limited during 2009-2010. Consequent upon the merger, Sify Technologies Limited now provides digital certificate-based authentication services which were provided by its erstwhile subsidiary, Sify Communications Limited.

Remote Management Services. This service provides continuous proactive management and support of customer operating systems, applications and database layers through deploying specialized monitoring tools and infrastructure experts to ensure that our customers’ infrastructure is performing optimally.

Our Enterprises services division accounted for approximately, 79% 84% and 87% of our revenues in fiscal years 2010, 2011 and 2012 respectively. We believe that corporate services will continue to be the largest part of our business for the immediate future.

VOIP Services. We offer comprehensive VoIP services covering Managed Voice for Enterprises particularly in IT/ITES segment to meet their international business communications. As part of the service, our Hosted dialer platform is also provided to enable BPOs to use this infrastructure as a service.

ILD Voice & hubbing, During the year 2008, we have launched Voice NLD/ILD services under the Telecom licence. We provide high quality voice origination and termination services with interconnects directly with both mobile and fixed line operators in India. Currently we handle millions of minutes of global voice traffic for our enterprise and retail customers. Our MPLS enabled packet-switched network deploys a carrier class soft switch with redundancy to provide routing, as well as control, in real time. We have established strategic tie up with many global carriers . Our voice services has grown well over the last two years and we have established credibility and repute. During the year 2009-10, based on the experience of voice services and success in the ILD India termination business, we have launched Hubbing business to leverage the experience.

Internet Access Services. We offer public Internet access to consumers through a retail chain of e-ports (formerly iway) cybercafés. We also have agreements with certain cable television operators through which we offer Internet access through cable. As of March 31, 2012, we had approximately 0.1 million retail Internet access subscribers.

Our Internet access services for retail consumers include high-speed/broadband access to homes over cable, public Internet access from our network of e-ports (formerly iway cybercafés) and VoIP. Currently, we have also started offering the premium broadband connection, branded Platinum to the SOHO market segment and wireless service to homes at select cities.

Public Internet Access. We provide public Internet access to the large segment of the Indian population that does not own a personal computer through our network of e-ports (formerly iway cybercafés). We operate these cybercafés on a franchisee model on a B2C model and other on a B2B2C model, where Café buys connectivity from Sify and offers the same to the end customer. As of March 31, 2012, we had 1,124 operational e-ports (formerly iways) in 226 towns and cities.

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

Sify e-port. The iways cyber café chain was re-branded as “sify e-port”. Sify e-port is today the largest chain of branded retail outlets in the country, empowering every user to reap the benefit of internet and its applications. As of March 31, 2012, we had approximately 1,124 operational e-ports. We have launched a model of e-port Xpress with a single PC with value added services as a kiosk chain offering services like travel ticket booking, bill payment, mobile recharge and e-commerce transactions in addition to internet browsing, chat, email and gaming.

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

Our Commercial and consumer division accounted for approximately 13%, 8% and 5% of our revenues in fiscal years 2010, 2011 and 2012 respectively.

Internet Access Services. BSNL, MTNL the leading PSU Telecom brands together hold large marketshare of the broadband subscribers in India. We expect the market for broadband Internet services to grow more rapidly in the future due to additional telecom providers emerging as competitors. We expect the market for consumer Internet access to remain extremely price competitive as late market entrants attempt to acquire customers.

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

•	The finance channel of Sify http://sify.com/finance/ covers the entire spectrum of equity markets, business news, insurance, mutual funds, loans, SME news and a host of paid and free financial services.

•	The sports channel http://sify.com/sports/ covers the entire gamut of Indian and international sports with special focus on cricket.

•	We also host WWE updates as a standalone service http://wwe.sify.com/ for users.

•	The food channel www.bawarchi.com focuses on Indian recipes and cooking and is especially popular among non-resident Indians (NRIs) audiences with over 90% of its content being user generated

•	Our NRI news portal, www.samachar.com, focuses on Indian news and allows NRIs to stay connected to India by aggregating news from across all popular newspapers and other news portals. This portal provides a range of news in English and five Indian languages. Apart from Samachar we have another India targeted news channel http://sify.com/news/ which offers national and international general, political and offbeat news.

•	The online shopping mall http://shopping.sify.com/, stocks products from India’s leading brands and products. We believe that it offers competitive prices and a secure and convenient method of payment. Users can buy using their credit or debit card, pay cash on delivery or send a check.

•	Movies channel on Sify http://sify.com/movies/ is one of the key channels which offer updates from Bollywood/ Hollywood and all regional film industries. The content includes movie reviews, industry news, video galleries, photo galleries, downloads (photos) etc.

•	Games channel of Sify http://games.sify.com/ offers multiple scoring non scoring games. Games include cricketing games, racing games, football specific games etc

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

Sales and Marketing

Enterprise Offerings. The principal focus of our sales and marketing staff is to acquire new customers and maintain cordial relationship with the existing corporate customers. We seek to penetrate this market through trade publication ads, industry trade shows and seminars for the benefit of industry associations and potential customers. As of March 31, 2012, we had around 500 employees dedicated to sales and marketing exclusively for our corporate offerings.

Consumer Offerings. A key element of our business strategy is to increase our brand awareness and market penetration among consumers through a number of means including an expanded advertising campaign focused primarily on print advertising, direct mail and free software to consumers who become subscribers.

Technology and Network Infrastructure

We operate a national IP / MPLS data network with 729 points of presence serving more than 710 cities and towns across India. We operate our network facilities and customer service operations, which gives us greater control over the utilization and quality of our network. We have designed and built our network using advanced technologies and equipment which will enable us to continue to expand the geographic range of our network, integrate improved data processing technologies and enhance speed and capacity with little or no disruption to our customers.

Services Offered: We offer the following services to our Enterprise and consumer customers using our network.

•	Internet access services,

•	IP/ MPLS Virtual private networks,

•	Internet based Voice services

Geographic Coverage. Through our national network of points of presence, our business and consumer customers are able to access their application through our network in India via our wireless local loop, local leased lines or a local phone call on dial-up or through our cybercafé chain. We have 729 points of presence, or POPs. These points of presence, or primary nodes, reside at the core of a larger Internet protocol network with a Star and meshed topology architecture. Each point of presence contains data communications equipment housed in a secure facility owned, leased or operated on an infrastructure co-location basis by our Company. The last mile connecting to the customer can be a leased line, ISDN or point-to-multipoint radio link in the 5.7, 2.5 or 3.3 gigahertz range which we have licensed from the Wireless Planning Commission. We also use 2.4 ghz radios, which do not require an operating license, in some locations. Our larger corporate customers access the point of presence directly through leased lines or wireless links.

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

Enterprise services. Our competitors for many private network services include government services companies that have built and operate their own private data networks. For Internet access, our main competitors are Bharti, Reliance and Tata, and our main competitors for domestic VPN includes terrestrial network providers, such as Bharti, Reliance and Tulip.

Commercial and consumer services. BSNL & MTNL, the leading PSU Telecom brands together hold large marketshare of the broadband subscribers in India. The land phone penetration is used to build on the base for broadband connections. We expect the market for consumer Internet access to remain extremely price competitive as late market entrants attempt to acquire customers.

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

In December 2004, the Government of India through DOT imposed new requirements on Internet Service Providers wishing to offer Internet Protocol—Virtual Private Network (IP-VPN) services. Consequently, we applied for permission to offer IP-VPN services, and the DOT, Government of India issued a letter of intent to us on December 30, 2004 regarding amendment of our existing ISP license to include provision of IP-VPN services. In January 2005, we paid a Rs.100 million onetime entry fee and submitted a financial bank guarantee of Rs.10 million as required by the letter of intent.

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

On November 21, 2006, Sify Communications Limited (erstwhile subsidiary) executed two License Agreements with GOI, for NLD and ILD services respectively, which enabled Sify Communications Limited (erstwhile subsidiary) to provide IP-VPN services. Accordingly, the Company transferred its IP VPN business to Sify Communications Limited (erstwhile subsidiary) effective November 22, 2006 and the latter commenced the said services on the same day. Sify Communications Limited (erstwhile subsidiary) also furnished bank guarantees for Rs.200,000 each for NLD and ILD licenses to GOI. These licenses are valid for an initial period of 20 years and can be renewed for another 10 years at one time, upon request of the licensee made during the 19th year of license.

Pursuant to the shareholders approval at the meeting held on 12th February, 2009 which was convened as per the Orders of the Honorable High Court of Judicature at Madras (Court) and its Order in Company Petition Nos.30 and 31 of 2009 on 26th June 2009 sanctioning the Amalgamation Scheme, the assets and liabilities of Sify Communications Limited, whose principal business was providing IP-VPN services, corporate / individuals and consultancy services to companies / Firms intending to set-up security systems for e-commerce transactions, were transferred to and vested in the Company with effect from the appointed date viz. 1st April 2008 in accordance with the Amalgamation Scheme so sanctioned. Effective upon the merger, NLD and ILD licenses of Sify Communications Limited (erstwhile subsidiary) have been transferred to the Company to provide IP-VPN services. Immediately following the merger, Infinity Capital and Infinity Satcom Universal Private Limited held 26.06% and 27.24% of our outstanding equity shares, ,respectively. This has resulted in resident share holding of 27.24% post merger. Currently, Infinity Capital and Infinity Satcom hold approximately 8% of our outstanding shares.

Organizational Structure

We are not part of any group. A list of subsidiaries and relevant information about them is provided in Exhibit 8.1 to this Annual Report.

Property, Plant and Equipment

We own approximately 100,000 square feet corporate headquarters located in Chennai (Madras), India and an approximately 20,000 square feet regional office in Mumbai (Bombay). We have leased approximately 3,500 square feet network operations center in Chennai, a 27,000 square feet data center in Vashi, Mumbai, and 95,250 square feet data center in Airoli and 46,600 square feet in Bangalore Data Centre. In November 2011, we acquired 175,000 square feet of building space for construction of a Data Center space in Noida, UP on acquisition of Pace Info Com Park Private Limited, through Hermit Projects Private Limited, its holding company.

Our Chennai facility houses our central network servers as well as our network staff which monitors network traffic, service quality and equipment at all our points of presence, or POPs, to ensure a reliable Internet service. We have POPs in 729 towns/cities across India. Most of our POPs are staffed 24-hours-a-day, seven-days-a-week. Our POPs average approximately 750 square feet at each location. We have backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability. Our property, plant and equipment are pledged towards obtaining loans / working capital facilities from banks.

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

Enterprise services

The demand for services / products of our corporate network/data services division is in the process of recovering from the economic slowdown. We have launched our NLD/ILD voice services in August 2008 and this stream has the potential to provide a sizable momentum to our business. The opening of our new data centre in Mumbai (Airoli) has facilitated us to enhance our position in the market. The bandwidth cost has reduced substantially during the previous years on account of market conditions. The reduction in bandwidth prices in India has led us to revise bandwidth rates to connectivity clients over the last few years and this trend is likely to continue in future . On account of prevailing market conditions, we experienced excessive pressure from our Corporate clients for price reduction in the current fiscal. Certain of our Hosting services clients may opt out for total outsourcing arrangements to reduce their operating costs and if this happens, our business may be affected. The reduced IT spending by our corporate clients exists during the last 12 to 18 months.

Market opportunity for remote infrastructure management services is growing. Sify over the last couple of years has been offering this service to global corporate. Sify enjoys higher brand equity in the international markets for consistency and quality of delivery in this market. We wish to capitalize on this trend by evaluating our pricing and engagement models.

Commercial and consumer services—Internet access services

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

Commercial and consumer services—Online portal services and content offerings

Advertising revenues continued to remain at same level despite spending by corporate clients and increased competition and an improvement in general market conditions.

Software services—eLearning Services

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

As of March 31, 2012, we had 2,117 employees, as compared to approximately 1,950 employees as at March 31, 2011.

Revenues

Enterprise services

These primarily include revenue from connectivity services, NLD/ILD services and to a lesser extent, revenues from the installation of the connectivity link. In certain cases, these elements are sold as a package consisting of all or some of the elements. We sell hardware and software purchased from third party vendors to our high value corporate clients. Our connectivity services include IPVPN services, Internet connectivity, last mile connectivity (predominantly through wireless), messaging services, security services and web hosting for businesses. We provide these services for a fixed period of time at a fixed rate regardless of usage, with the rate for the services determined based on the type of service provided, scope of the engagement and the Service Level Agreement, or SLA. Our web hosting service revenues are primarily generated from co-location services and connectivity services. Our security services revenues include revenue from consulting services, vulnerability assessment and penetration testing. We provide NLD (National Long Distance) and ILD (International Long Distance) services and carry voice traffic for Inter-connect Operators. Revenue is recognized based upon metered call units of voice traffic terminated on our network.

Commercial and consumer services—Internet access services

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

Commercial and consumer services—Online portal services and content offerings

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

Software services

Software services include revenue from Application services and e-learning. We develop and upload content for e-learning to facilitate web-based learning in various organizations. We provide e-learning services on time-and-materials or on a fixed-price basis. The revenue from Application Services include revenue from online assessment, document management services, web development, mailing solutions and supply chain software.

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

Expenses

Cost of goods sold and services rendered

Enterprise services

Cost of goods sold and services rendered for the corporate network/data services division consists of telecommunications costs necessary to provide services, customer support costs, and cost of goods in respect of communication hardware and security services sold, the cost of voice termination for voice and VoIP services and other direct costs. Telecommunications costs include the costs of international bandwidth procured from TELCOs and are required for access to the Internet, providing local telephone lines to our points of presence, the costs of using third-party networks pursuant to service agreements, leased line costs and costs towards spectrum fees payable to the Wireless Planning Commission or WPC for provision of spectrum to enable connectivity to be provided on the wireless mode for the last mile. Other costs include cost incurred towards our Annual Maintenance Contract (AMC), the cost of installation in connectivity business and the costs incurred in providing Hosting services.

In addition, the Government of India has imposed an annual license fee of 6% of the adjusted gross revenue generated from IP-VPN services and Voice services under the NLD/ILD license.

Commercial and consumer services—Internet access services

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

Commercial and consumer services—Online portal services and content offerings

Cost of goods sold and services rendered for the online portal services and content offerings includes the cost of procuring and managing content for the websites and cost of ringtones downloaded by using our mobile telephone short code 54545 and the cost of procuring merchandise for e-commerce sales such as gist articles and coupons.

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

Deferred taxation arising on investments in subsidiaries and associates is recognized except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred taxation arising on the temporary differences arising out of undistributed earnings of the equity method accounted investee is recorded based on the managment’s intention. If the intention is to realize the undistributed earnings through sale, deferred tax is measured at the capital gains tax rates that are expected to be applied to temporary differences when they reverse. However, when the intention is to realize the undistributed earnings through dividend, the Group’s share of the income and expenses of the equity method accounted investee is recorded in the statement of income, after considering any taxes on dividend payable by the equity method accounted investee and no deferred tax is set up in the Group’s books as the tax liability is not with the group.

Stock compensation expense

A total of 5.73 million equity shares are reserved for issuance under our Associate Stock Option Plans (ASOPs). Our ASOP 2007 was adopted at the Eleventh Annual General Meeting held on September 24, 2007. As of March 31, 2012, we had outstanding an aggregate of 601,168, options (net of 27,995 options forfeited by employees) under our ASOP with a weighted average exercise price equal to approximately Rs.152.26 ($2.98) per equity share. The unamortized stock compensation expense related to these grants amounted to Rs.0.67 million as of March 31, 2012.

Results of Operations

The following table sets forth certain financial information as a percentage of revenues:

	Fiscal
	2012	2011	2010
	%	%	%
Revenues	100	100	100
Cost of goods sold and services rendered	60.54	61.12	61.05
Other income/(expense)	0.49	1.06	1.96
Selling, general and administrative expenses	33.09	35.46	36.99
Depreciation and amortization expenses	8.98	9.96	9.79
Impairment loss on intangibles including goodwill	—	0.03	0.70
Income from legal settlement	—	—	8.36
Profit /(loss) from operating activities	(2.12)	(5.51)	1.79
Finance income	0.77	0.66	0.42
Finance expenses	(3.98)	(3.76)	(4.38)
Net finance income/(Loss)	(3.21)	(3.10)	(3.96)
Share of profit of equity accounted investee	0.35	1.06	1.36
Profit before tax	(4.98)	(7.54)	(0.81)
Income tax (expense)/ benefit	—	—	1.21
Net profit/(loss) for the year	(4.98)	(7.54)	0.40

Results of year ended March 31, 2012 compared to year ended March 31, 2011

Revenues. We recognized Rs.7,698.95 million ($150.49 million) as revenues for the year ended March 31, 2012, as compared to Rs.6,886.63 million for the year ended March 31,2011, representing an increase of Rs.812.32 million ($15.88 million), or 11.79%. This is primarily driven by increase in revenues of Rs 922.61 million ($18.03 million) or 16.03 % from our Enterprise Services and increase in revenues of Rs. 25.93 million (0.51 million) or 4.27 % from Software services .The revenue growth has been impacted by Rs 136.22 million ($2.66 million) or 25.89 % decrease from our Commercial and Consumer services comprising of internet access services, online portals and content offerings.

Revenue from Enterprise Services has increased by Rs 922.61 million ($18.03 million), or 16.03%, from Rs. 5752.93 million for the year ended March 31,2011 to Rs 6,675.55 million for the year ended March 31,2012 primarily due to increase of Rs.404.32 million ($7.90 million) in Network services and increase of Rs.518.30 million ($ 10.13 million) in IT services.

The revenue from Network services has increased by Rs. Rs.404.32 million ($7.90 million), or 11.22% from Rs.3,603.46 million for the year ended March 31,2011 to Rs.4,007.78 million ($ 78.33 million) for the year ended March 31,2012. This increase is attributable to an (i) increase of Rs.104.43 million ($2.04 million), or 4.88% from Connectivity services due to increase in number of corporate links from 14,154 in March 31, 2011 to 19,178 in March 31, 2012 (ii) increase of Rs 297.09 million ($ 5.81 million) , or 20.95% revenue from ILD (International Long Distance) and (iii) increase of Rs.2.81 million ($0.05 million) , or 5.97 % in Hardware sales. The increase in ILD (International Long Distance) is on account of increase in volume by 449 million minutes contributing to an increase of Rs.275.18 million ($5.38 million) and increase in revenues from VoIP services by Rs.22.11 million ($0.43 million).

Our IT services revenues increased to Rs.2,667.76 million ($52.14 million), for the year ended March 31,2012 from Rs.2,149.46 million for the year ended March 31,2011 showing an increase of Rs.518.30 million ($10.13 million), or 24.11%. The increase is on account of (i) an increase of Rs.416.49 ($8.14 million), or 76.84% in System integration primarily on account of a one-time large SI deal and (ii) the increase of Rs.201.61 million ($3.94 million), or 23.56% revenue from Hosting services on account of higher occupancy of datacenters at an overall utilization ratio of 90% in March 31,2012.The increase is partially offset by a decrease of Rs 99.80 million ($1.95 million), or 13.28% in International managed services.

Revenue from Commercial and Consumer Services has decreased by Rs 136.22 million ($2.66 million), or 25.88% from Rs.526.32 million for the year ended March 31, 2011 to Rs. 390.10 million ($7.63 million) for the year ended March 31, 2012. The decrease is primarily due to decrease of (i) revenues from Broadband service to the extent of Rs.77.43 million ($1.51 million) or 27.32%, due to loss of subscribers. (ii) revenues from e-Port service to the extent of Rs 76.20 million ($1.49 million) or 75.76% due to drop in operational e-Ports and active subscribers (iii) Rs 6.30 million ($0.12 million) or 79.05 % from voice revenue due to lower voice call minutes and (iv) decrease in portals business by Rs.6.33 million ($ 0.12 million), or 5.15% . The above decreases are partially offset by an increase of Rs. 29.98 million ($0.59 million) or 250 % from the SMB and SOHO services.

Revenue from Software Services has increased by Rs.25.93 million ($0.51 million),or 4.27% from Rs.607.39 for the year ended March 31,2011 to Rs. 633.32 million ($ 12.38 million) for the year ended March 31, 2012. The increase is on account of (i) Increase of Rs 59.89 million ($ 1.17 million), or 22.36% from Application management service which is offset by a decrease of (i) Rs.12.38 million ($ 0.24 million), or 4.46% in e-learning revenues and (ii) Rs.21.57 million ($ 0.42 million), or 34.61% in hardware and software sales. The increase in Application management services is primarily on account of (i) increase in revenues by Rs 34.61 million ($ 0.68 million),or 93.03% from online assessment (ii) increase in revenues by Rs 28.40 million ($ 0.56 million),or 31.48% from Web Application Services, (iii) increase in revenues of Document Management Services by Rs.4.60 million ($ 0.09 million), or 9.79% and (iv) increase of Rs.5.70 million ($ 0.11 million) , or 11.78% in forum services. The increase is partially offset by decrease of Mail Management services by Rs.13.60 million ($ 0.27 million), or 29.96%. The decrease in e-learning revenues is on account of reduction in engagement from existing customers.

Other income. Other income was Rs. 37.38 million ($0.73 million) for the year ended March 31, 2012, compared to Rs. 72.69 million for the year ended March 31, 2011, representing a decrease of Rs.35.31 million ($0.69 million) or 48.58% mainly on account of decrease in income interest received on Income Tax refund and from duty credit entitlements under the “Served from India Scheme” (issued by the Government of India) in respect of the foreign exchange earnings from export of services.

Cost of goods sold and services rendered. The cost of goods sold and services rendered was Rs.4,660.29 million ($ 91.09 million) for the year ended March 31, 2012 compared to Rs.4,209.43 million for the year ended March 31, 2011, representing an increase of Rs.450.86 million ($8.81 million), or 10.71%. This increase is due to (i) a Rs.443.69 ($8.67 million), or 12.24% increase in Enterprise services and (ii) a Rs.109.65 million ($2.14 million) , or 29.17 % increase in Software services cost. These increases are partially offset by a decrease in the cost of Commercial and Consumer services by Rs.102.48 million ($ 2 million), or 48.83%.

The increase in the cost of Enterprise services by Rs. 443.69 million ($ 8.67 million), or 12.24% from Rs.3,623.59 million for the year ended March 31,2011 to Rs. 4,067.28 million ($ 79.50 million) for the year ended March 31, 2012 is primarily on account of (i) increase in Network services cost by Rs. 264.38 million ($ 5.17 million), or 10.56% and (ii) increase in IT services cost by Rs.179.31 million ($3.50 million), or 16.02%. Increase in Network costs by Rs. 264.38 million ($ 5.17 million) is due to (i) increase of Rs. 213.16 million ($4.17 million), or 17.48% in Voice IUC and termination costs (ii) an increase of Rs.51.91 million ( $1.01 million) , or 6.51% in bandwidth costs (iii) Rs. 11.55 million ($.23 million),or 11.61% in Revenue share payable to TRAI and (iv) Rs.2.97 million ($.06 million), or 21.20% increase in other direct costs. These increases are partially offset by (i) a decrease of Rs.11.35 million ($ .22 million),or 3.45% in technology manpower costs and (ii) a decrease of Rs. 3.86 million ($ .08 million), or 8.45% in Cost of hardware and software.

The cost of goods and services rendered by IT services business have increased by Rs.179.31 million ($ 3.50 million), or 16.02% from Rs.1,119.17 for the year ended March 31,2011 to Rs.1,298.47 million for the year ended March 31,2012. The increase is on account of (i) increase of Rs.161.42 million ($ 3.16 million),or 26.04% in cost of System integration and (ii) increase in SDC direct costs by Rs.36.71 million ($0.72 million), or 14.5%. These increases are partially offset by (i) a decrease of Rs.7.72 million ($ 0.15 million), or 5.38% in direct resource costs and a decrease of Rs.10.59 million ($ 0.21 million), or 23.71% in technology manpower cost.

The cost of services rendered by Software business has increased by Rs.109.65 million ($ 2.14 million) from Rs.375.95 million for the year ended March 31, 2011 to Rs.485.60 million for the year ended March 31,2012. The increase is primarily on account of increase in technology manpower cost by (i) Rs.95.77 million ($ 1.87 million),or 71.43% , (ii) increase of Rs.23.66 million ($ 0.46 million), or 21.56% in direct resource costs of e-learning and (iii) increase of Rs. 12.55 million ($0.25 million),or 16.39% in other direct costs. These increases are partially offset by a decrease of Rs.22.33 million ($ 0.44 million),or 40.18% in cost of hardware and software .

The cost of goods and services rendered by our Commercial and Consumer business have decreased by Rs.102.48 million ($2 million) , or 48.83% from Rs.209.89 million for the year ended March 31, 2011 to Rs.107.41 million for the year ended March 31, 2012 due to (i) decrease in Broadband revenue share by Rs.79.32 million ($ 1.55 million), or 59.58%, (ii) decrease in Line maintenance charges by Rs.13.06 million ($ 0.26 million ),or 93.75%,(iii) decrease in voice termination costs by Rs.3.36 million ($ 0.07 million), or 61.44%, (iv) decrease in manpower costs by Rs.5.66 million ($ 0.11 million), or 32.49% and decrease in other expenses by Rs.6.49 million ($ 0.13 million), or 79.75%. The decreases are partially offset by (i) increase in content costs by Rs.4.76 million ($ 0.09 million), or 21% and increase in other direct costs by Rs.1.59 million ($ 0.03 million), or 20.33%.

Selling, general and administrative expenses. Selling, general and administrative expenses were Rs.2,547.21 million ($ 49.79 million) for the year ended March 31, 2012, compared to Rs. 2,441.80 million for the year ended March 31, 2011, representing a increase of Rs.105.41 million ($2.04 million) or 4.32% . The increase is primarily on account of increase in (a) operating costs by Rs. 190.09 million ($3.72 million),or 26.18% due to increase in power cost(b) man power costs by Rs 60.05 million ($1.17 million), or 8.64% (c) legal and professional expenses by Rs 14.63 million ($0.29 million), or 18.27% (d) Rs 21.18 million ($0.41 million)in ESOP amortization cost. These increases are partially offset by decreases in (i) Selling and marketing expenses by Rs. 16.21 million($.32 million), or 12.47% (ii) Rs.10 million($0.21 million), or 6.73% on account of travel expense (iii) Rs.51.03 million ($1 million) on account of foreign exchange loss (iv) Rs.62.35 million ($1.22 million), or 39.53% in provision for doubtful debts against doubtful debtors and Rs.42.18 million ($0.83 million), or 10.91% in other indirect costs.

Depreciation and Amortization expenses: Depreciation and amortization expenses were Rs.691.56 million ($13.52 million) for the year ended March 31, 2012, compared to Rs. Rs.685.84 million for the year ended March 31, 2011, representing an increase of Rs.5.72 million ($0.11 million), or (0.83%). The increase is attributable to an increase of Rs.5.72 million ($0.11 million) in depreciation due to addition of fixed assets.

Net finance income / expense. The net finance expense was Rs.247.42 million ($4.84 million) for the year ended March 31, 2012, compared to an expense of Rs.212.92 million for the year ended March 31, 2011, representing a increase of Rs.34.50 million ($0.67 million), or (16.20%). The finance income was Rs 59.31 million ($1.16 million) for the year ended March 31, 2012, compared to Rs. 45.70 million for the year ended March 31,2011, representing an increase of Rs.13.61 million ($.27 million). The finance expense was Rs.306.73 million ($ 6 million) for the year ended March 31, 2012, compared to Rs. 258.62 million for the year ended March 31, 2011, representing an increase of Rs.48.11 million ($0.94 million), or 18.60%. This was caused by higher utilization of borrowing limits.

Share of profit of investment in associate. The share of profit of investment in associate was Rs.27.30 million ($0.53 million) for the year ended March 31, 2012, compared to Rs. 73.03 million for the year ended March 31,2011, representing a decrease of Rs. 45.73 million ($0.89 million), or 62.61%. The decrease was due to unfavorable market conditions for MF Global Sify Securities India Private Limited.

Results of year ended March 31, 2011 compared to year ended March 31, 2010

Revenues. We recognized Rs.6,886.63 million in revenues for the year ended March 31, 2011, as compared to Rs.6710.19 million for the year ended March 31, 2010, representing an increase of Rs.176.44 million, or 2.63%. This is primarily driven by an increase in revenues of Rs 484.40 million or 9.19% from our Enterprise Services and Rs. 10.50 million or 1.76% % from Software services. The revenue growth has been impacted by Rs.318.45 million or 37.70 % decrease from our Commercial and Consumer services comprising of internet access services, online portals and content offerings.

Revenue from Enterprise Services has increased by Rs.484.40 million, or 9.19%, from Rs.5,268.53 million for the year ended March 31, 2010 to Rs 5,752.93 million for the year ended March 31, 2011 primarily due to increase of Rs.382.51 million, or 11.88% in Network services and increase of Rs.101.89 million, 4.98% in IT services. Increase in Network services of Rs.382.51 million, 11.88% from Rs.3,220.95 million for the year ended March 31, 2010 to Rs. 3603.46 million for the year ended March 31, 2011 is due to (i) the increase of Rs 429.34 million,or 43.42% from ILD (International Long Distance) and (ii) increase of Rs.1.44 million in connectivity revenues. The increase in ILD (International Long Distance) is on account of increase in volume by 1,118.43 million minutes contributing to an increase of Rs.440 million and decrease in revenues from VoIP services by Rs. 11 million.The increase in connectivity services is due to increase of corporate links from 12,214 in March 31, 2010 to 14,544 in March 31,2011. The increase in revenues in network services is offset by a decrease in hardware and software sales by Rs.48.27 million, or 50.66%.

Revenues from our IT services have increased by Rs.101.89 million, or 4.98% from Rs.2,047.58 million for the year ended March 31, 2010 to Rs.2,149.47 million for the year ended March 31, 2011. The increase is due to (i) the increase of Rs.151.35 million , or 21.49% revenues from Hosting services on account of higher occupancy of datacenters at an overall utilization ratio of 80% as of March 30, 2011 and (ii) the increase of Rs 331.40 million, or 78.86% from managed services. These increases are partially offset by a decrease of Rs 380.86 million, or 41.27% in System Integration business. The reduction in System Integration is due to lower hardware sales during the year ended March 31, 2011.

Revenue from our Commercial and Consumer Services has decreased by Rs.318.45 million, or 37.70% from Rs.844.77 million for the year ended March 31, 2010 to Rs. 526.32 million for the year ended March 31, 2011. The decrease is attributable to decrease in revenues of (i) Broadband services to the extent of Rs.189.63 million or 40.09%, due to loss of subscribers. (ii) e-Port service to the extent of Rs.114.32 million or 53.19 % due to drop in operational e-Ports and active subscribers and (iii) decrease of Rs.18.06 million or 69.46 % from voice revenue due to lower voice call minutes and (iv) decrease of Rs.8.41 million, or 6.42% in portals. The above decreases are partially offset by an increase of Rs.11.97 million from SMB and SOHO services.

Revenue from Software Services has increased by Rs.10.50 million, or 1.76% from Rs.596.88 million for the year ended March 31, 2010 to Rs.607.38 million for the year ended March 31, 2011 due to(i) increase of Rs.23.92 million, or 9.81% from web application services and (ii) Rs.36.27 million, or 15.05% increase in e-learning revenues. The increases are partially offset by a decrease of Rs.49.68 million, or 44.36% in hardware and software sales. The increase in web application services is primarily on account of (i) increase of Rs.24.50 million, or 37.46% from Web Services and (ii) increase of Rs.15.00 million, or 67.57% from online exam revenues. The increase is partially offset by (i) decrease in mail management services by Rs.7.70 million, or 14.50% (ii) decrease of Rs. 6.40 million or 11.99% in Document Management Services and (iii) decrease of Rs. 1.45 million or 2.81% in forum services.

Other income. Other income was Rs.72.69 million for the year ended March 31, 2011, compared to Rs. 131.79 million for the year ended March 31, 2010, representing a decrease of Rs.59.01 million or 44.8% mainly on account of decrease in income derived from duty credit entitlements under the “Served from India Scheme” (issued by the Government of India) in respect of the foreign exchange earnings from export of services.

Cost of goods sold and services rendered. The cost of goods sold and services rendered was Rs.4,209.43 million for the year ended March 31, 2011 compared to Rs. 4,096.54 million for the year ended March 31, 2010, representing an increase of Rs.112.89 million, or 2.76%. This increase is due to (i) a Rs.149.17 million, or 4.29% increase in Enterprise services and (ii) a Rs.70.23 million or 22.97 % increase in Software services cost. These increases are partially offset by a decrease in the cost of Commercial and Consumer services by Rs.106.52 million, or 33.66%.

The cost of Enterprise services by Rs. 149.17 million,or 4.29% from Rs.,3474.42 million for the year ended March 31, 2010 to Rs.3,623.59 million for the year ended March 31,2011.The increase is primarily on account of (i) increase in Network services cost by Rs. 141.92 million or 6.01% and (ii) increase in IT services cost by Rs.7.25 million, or 0.65%. Increase in Network costs by Rs. 141.92 milion, or 6.01%, from 2,362.50 million for the year ended March 31, 2010 to Rs.2,504,42 million for the year ended Marh 31, 2011 is due to (i) increase of Rs. 402.31 million or 49.24% in Voice IUC and termination costs and (ii) Rs. 4.75 million,or 5.02 % in Revenue share payable to TRAI. These increases are partially offset by (i) a decrease of Rs.169.43 million, or 17.53% in bandwidth costs, (ii) a decrease of Rs. 52.90 million, or 13.85% in technology manpower costs,(iii) decrease of Cost of hardware and software by Rs. 36.52 million , or 44.42% and decrease in other direct costs by Rs.6.29 million, or 30.98%.

There was an increase of Rs.7.25 million, or 0.65% in IT services cost from Rs. 1,111.92 million for the year ended March 31, 2010 to Rs. 1,119.17 million for the year ended March 31, 2011 on account of (i) increase of Rs.149.43 million, or 144.26% in SDC direct costs ,(ii) increase in direct resource costs by Rs.17.13 million , or 13.55% and (iii) an increase of Rs.8.84 million, or 24.68% in technology manpower costs. These increases are partially offset by (i) a decrease of Rs.139.85 million, or 18.41% in costs of System integration and a decrease of Rs.28.29, or 32.73% million in third party costs of international business.

The cost of Software services has increased to Rs.375.95 million for the year ended March 31, 2011 from Rs. 305.72 for the year ended March 31,2010 thereby showing an increase of Rs. 70.23 million , or 22.97% ,which is primarily on account of increase in technology manpower cost by Rs.104.08 million and (ii) increase of Rs.6.23 million, or 3.46% in direct resource costs – e learning. These increases are partially offset by a decrease of Rs.40.07 million, or 41.89 % in cost of hardware and software services.

Commercial and consumer costs have decreased by Rs.106.52 million or 33.66%, from Rs. 316.41 million for the year ended March 31, 2010 to Rs.209.89 million for the year ended March 31, 2011, due to (i) decrease in Iway and boradband revenue share by Rs.120.14 million, (ii) decrease in voice termination costs by Rs.8.79 million, or 61.68% ,(iii) decrease in cost of equipment sold by Rs.4.02 million and (iv) decrease in other direct costs by Rs.4.25 million,. The decreases are partially offset by (i) increase in line maintenance charges by Rs.8.43 million (ii) increase in other expenses by Rs. 8.14 million and increase in technology manpower costs by Rs.17.42 million.

Selling, general and administrative expenses: Selling, general and administrative expenses were Rs.2,441.80 million for the year ended March 31, 2011, compared to Rs.2,482.41 million for the year ended March 31, 2010, representing a decrease of Rs.40.61 million or 1.64%. The decrease is primarily on account of decrease in (a) manpower costs by Rs. 146.19 million due to manpower right sizing (b) marketing and selling expenses by Rs 25.14 million on account of cost effective marketing activities (c) legal and professional expenses by Rs 48.70 million due to reduction in legal costs (d) Rs52.95 million in other costs including ESOP amortisation and other indirect costs. These decreases are partially offset by an increase of (i) Operating costs by Rs. 167.01 million on account of commencement of operations and achieving full scale at new facility(ii) Rs.22.61 million on account of travel expense and (iii) Rs.309.43 million in provision for doubtful debts against doubtful debtors and foreign exchange loss.

Depreciation and Amortization expenses: Depreciation and amortization expenses were Rs.685.84 million for the year ended March 31, 2011, compared to Rs. 656.78 million for the year ended March 31, 2010, representing an increase of Rs.29.04 million or (4.40%). The increase is attributable to an increase of Rs.29.04 million in depreciation due to addition of fixed assets

Impairment loss: In May 2006, the Group acquired travel business for a consideration of US$2.5 million (Rs. 112,220) in cash along with an option to purchase 125,000 shares of Sify Technologies Limited and certain earn out payments aggregating to USD 0.5 million (Rs. 22,444). The assets acquired consist of system software, customer contracts and goodwill which collectively were considered as a cash generating unit (CGU) by management. The said business operates from India and United States.

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

Net finance income / expense. The net finance expense was Rs.212.92 million for the year ended March 31, 2011, compared to an expense of Rs. 265.88 million for the year ended March 31, 2010, representing a decrease of Rs.52.96 million,or (20.00%). The finance income was Rs 45.70 million for the year ended March 31, 2011, compared to Rs.27.99 million for the year ended March 31,2010, representing an increase of Rs.17.71 million .The finance expense was Rs.258.62 million for the year ended March 31, 2011, compared to Rs.293.87 million for the year ended March 31, 2010, representing a decrease of Rs.35.25 million . This was caused by lesser utilization of borrowing limits due to availability of cash generated through internal accruals and equity infusion during the year.

Share of profit of investment in associate. The share of profit of investment in associate was Rs.73.03 million for the year ended March 31, 2011, compared to Rs.91.14 million for the year ended March 31,2010, representing a decrease of Rs. 18.11 million, or 19.87%. The decrease was due to unfavorable market conditions for MF Global Sify Securities India Private Limited.

Income tax expense. The income tax was Rs. Nil for the year ended March 31, 2011, compared to benefit of Rs.81.48 million for the year ended March 31, 2010. The benefit for the year ended March 31, 2010 was due to merger of Sify Communications Limited with the company.

Profit. The net loss for fiscal 2011 is Rs.519.49 million compared to a net profit of 26.81 million for fiscal 2010 and is attributable to (i) due to one time income from legal settlement amounting to Rs 561 million which was received during the year 2009-10. (ii) an increase in Cost of Goods and Services by 112.89 million, (iii) an increase of Rs. 29.03 million in depreciation and amortization, (iv) decrease of Rs.59.09 million in other income.

Results of year ended March 31, 2010 compared to year ended March 31, 2009

Revenues. We recognized Rs. 6,710.19 million in revenues for the year ended March 31, 2010, as compared to Rs.6162.16 million for the year ended March 31, 2009, representing an increase of Rs.548.03 million, or 8.89%. This is primarily driven by an increase in revenues of Rs 1,023.87 million or 24.12% from our Enterprise Services and has been impacted by Rs.460.74 million, or 35.29 % decrease from our Commercial and Consumer services comprising of internet access services, online portals and content offerings and decrease of Rs.15.10 million or 12.47% from Software Services.

Revenue from Enterprise Services has increased by Rs.1,023.87 million, or 24.12%, from Rs.4,244.66 million for the year ended March 31, 2009 to Rs 5,268.53 million for the year ended March 31, 2010 primarily due to increase of Rs.954.70 million , or 87.36% in IT services and increase of Rs.69.16 million, or 2.19 % in Network services. Increase in IT services of Rs.954.70 million from Rs.1,092.87 million for the year ended March 31, 2009 to Rs. 2,047.58 million for the year ended March 31, 2010 is due to (i) the increase of Rs.671.91 million, revenue from System integration and (ii) increase in data center services of Rs.262.75 million, 59.48% on account of higher occupancy of datacenters at a utilization ratio of 75% and (iii) increase of Rs.20.04 million, or 5% from international managed services.

Network services of Rs.69.16 million, or 2.19% from Rs.3,151.79 million for the year ended March 31, 2009 to Rs.3,220.95 million for the year ended March 31, 2010 is due to (i) the increase of Rs 615.39 million revenue from ILD (International Long Distance) .The increase ILD (International Long Distance) is on account of increase in volume by 1,219 million minutes contributing to an increase of Rs.61.40 million and increase in revenues from VoIP services by Rs.1.39 million The increase in revenues in network services is offset by a decrease in hardware sales by Rs.228.72 million, 70.59% and decrease in connectivity revenues by Rs.317.52 million ,or 12.94% inspite of increase in corporate links from 11,093 in March 31, 2009 to 12,214 in March 31,2010.

Revenue from Commercial and Consumer Services has decreased by Rs.460.74 million, or 35.39% from 1,305.51 million for the year ended March 31, 2009 to Rs. 844.77 million for the year ended March 31, 2010 . The decrease is due decrease in revenues of (i) Broadband services to the extent of Rs.247.14 million or 34.32%, due to loss of subscribers. (ii) e-Port service to the extent of Rs.138.70 million or 39.22 % due to drop in operational e-Ports and active subscribers and (iii) decrease of Rs.26.50 million or 50.47 % from voice revenue due to lower voice call.

Revenue from Software Services has decreased by Rs.15.10 million, or 2.47% from Rs. 611.99 million for the year ended March 31, 2009 to Rs. 596.88 million for the year ended March 31, 2010 due to a decrease of (i) Rs.65.21 million, or 21.29% from E-learning revenues and decrease of Rs. 10.89 million, or 4.28% in web application services. These decreases are offset by an increase of sale of hardware and software by Rs.61 million. The decrease in web application services is primarily on account of (i) decrease of Rs.54.10 million, or 50.33% in Document Management Services .The decrease is partially offset by ,(i) increase of web services by Rs.24.50 million, 59.90% (ii) increase of Rs.9.40 million in mail management services, 21.51% (iii) increase in online exams by Rs.4.45 million, or 24.72% and (iv) increase in forum services revenue by Rs.4.86 million, or 10.67%

Other income . Other income was Rs.131.79 million for the year ended March 31, 2010, compared to Rs. 89.10 million for the year ended March 31,2009, representing an increase of Rs.42.69 million or 47.9% mainly on account of increase in income derived from duty credit entitlements under the “Served from India Scheme” (issued by the Government of India) in respect of the foreign exchange earnings from export of services. Increase in duty credit entitlement is primarily on account of increase in export revenues during the current year as compared to the previous year ended March 31, 2009.

Income from legal settlement. During the year, the Company received Rs 561,120 in connection with settlement of legal matters. The said receipt has been recorded as income from legal settlement in the consolidated statement of income during the year ended March 31, 2010.

Cost of goods sold and services rendered. The cost of goods sold and services rendered was Rs. 4096.54 million for the year ended March 31, 2010 compared to Rs.3,613.35 million for the year ended March 31, 2009, representing an increase of Rs.483.19 million, or 13.37%. This increase is due to (i) a Rs.635.61 million, or 22.39% increase in Enterprise services and (ii) a Rs.35.83 million or 13.27 % increase in Software services cost. These increases are partially offset by a decrease in the cost of Commercial and Consumer services by Rs.188.24 million, or 37.30%.

The cost of goods and services rendered by Enterprise services business has increased by Rs. 635.61 million,or 22.39% from Rs.2,838.81 million for the year ended March 31, 2009 to Rs. 3,474.42 million for the year ended March 31,2010.The increase is primarily on account of increase in IT services cost by Rs. 679.86 million or 157.36% which is offset by a decrease in cost of network services by Rs.44.25 million, or 1.84%. Increase in IT services costs by Rs. 679.86 milion from Rs.432.05 million for the year ended March 31, 2009 to Rs. 1,111.92 million for the year ended March 31, 2010 is due to (i) increase of Rs. 553.50 million in cost of System integration,(ii) increase of Rs.89.39 million in the SDC direct costs, (iii) an increase of Rs.35.82 million in technology manpower cost and (iv) an increase of Rs. 19.28 million, or 28.71% in international direct costs. These increases are partially offset by (i) a decrease of Rs.18.13 million, or 12.54% in direct resource costs.

The cost of goods and services rendered by Network services has decreased by Rs.44.25 million, or 1.84% from Rs. 2,406.76 million for the year ended March 31, 2009 to Rs. 2,362.50 million for the year ended March 31, 2010 on account of (i) decrease of Rs.257.36 million or 21.03 % in bandwidth costs ,(ii) decrease in cost of hardware and software sold by Rs.229.95 million , or 73.66%, (iii) an decrease in manpower costs by Rs.132.75 million, or 25.79%,(iv)decrease of Rs.12.45 million , or 11.63% in revenue share payable to TRAI and (iv) decrease in other direct costs by Rs.17.23 million, or 45.34%. These increases are partially offset by (i) an increase of Rs.605.50 million in Voice IUC and termination costs on account of higher volumes.

The cost of Software services has increased to Rs.305.72 million for the year ended March 31, 2010 from Rs. 269.89 million for the year ended March 31,2009 thereby showing an increase of Rs. 35.83 million, or 13.27% which is primarily on account of (i) increase in cost of hardware and software by Rs.55.61 million and increase in technology manpower cost by Rs.30 million . These increases are partially offset by a decrease of Rs.49.79 million in direct costs of e-learning business.

Commercial and consumer costs have decreased by Rs.188.24 million,or 37.30%, to Rs. 316.41 million for the year ended March 31, 2010 from Rs.504.65 million for the year ended March 31, 2009, due to (i) decrease in Iway and voice revenue share by Rs.87.33 million or 38.82%, (ii) decrease in broadband revenue share by Rs.63.31 million, or 35.64%(iii) decrease in cost of gift vouchers and corporate orders by Rs.15.69 million (iv) decrease of voice termination costs by Rs. 9.18 million, 39.18% (v) decrease in content costs by Rs.6.39 million ,or 20.42% (vi) decrease in line maintenance charges by Rs.3.53 million, 39.11% and (vii) decrease in cost of equipment sold by Rs.3.85 million, or 48%. . The decreases are partially offset by (i) increase in other direct costs by Rs. 9.78 million.

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

During the year ended March 31, 2010, triggered by certain adverse market conditions such as decrease in revenue and increase in the cost of services, and other technological matters, the Group tested the carrying value of the above business for impairment. The recoverable amount of these intangibles including goodwill were determined based on the higher of the value in use (using discounted cash flow approach) and fair value less cost to sell. Fair value less cost to sell, being the higher of the two was determined as the recoverable amount of the CGU. Based on this assessment, the carrying value of the CGU was higher than its recoverable amount and as a result of the above, the group has recorded an impairment of the above intangibles including goodwill amounting to Rs 47,269 and adjusted the carrying value of these intangibles accordingly. The above impairment relates to Commercial and consumer segment.

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

Net finance income. The net finance expenses was Rs.265.88 million for the year ended March 31, 2010, compared to an expense of Rs.129.10 million for the year ended March 31, 2009, representing a increase of Rs.136.78 million, or (106.00%). The finance income was Rs.27.99 million for the year ended March 31, 2010, compared to Rs.122.57 million for the year ended March 31,2009, representing a decrease of Rs.94.58 million caused by closure of bank deposits. The finance expense was Rs.293.87 million for the year ended March 31, 2010, compared to Rs.251.66 million for the year ended March 31, 2009, representing an increase of Rs.42.21 million caused by an increase in interest and bank charges on account of increased borrowings, and renewal / additional fund based working capital facilities and non-fund based limits.

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

Liquidity and capital resources

The following table summarizes our statements of cash flows for the periods presented:

	2012	2011	2010	2012
	Rs. In ‘000	Rs. In ‘000	Rs. in ’000	US $ in ’000
Profit / (loss) before tax	(383,337)	(519,492)	26,813	(7,493)

Other adjustments for non-cash items	1,061,744	1,000,310	952,486	20,753
Income taxes paid	(121,676)	(42,440)	(164,455)	(2,379)
Net decrease (increase) in working capital	43,483	(213,019)	(55,042)	851
Net cash from / (used in) operating activities	600,214	225,359	759,802	11,732
Net cash from / (used in) investing activities	(901,971)	(730,650)	(896,683)	(17,630)
Net cash from / (used in) financing activities	536,407	551,700	(354,486)	10,485
Effect of exchange rate changes on cash and cash equivalents	(4,258)	(627)	(2,934)	(83)
Net increase / (decrease) in cash and cash equivalents	234,650	46,409	(491,367)	4,587

Our growth has been financed largely by cash generated from operations and bank borrowings and, to a lesser extent, from the proceeds from the issuance of equity.

As of March 31, 2012, we had a cash and cash equivalents of Rs.94.58 million ($1.85 million), including a working capital of Rs.266.03 million ($$ 5.20 million), cash and bank balances of Rs.892.77 million ($17.45million), and bank borrowings of Rs.798.18 million ($15.60 million). Based on the projected cash flows, available lines of credit and promoter group capital infusion, we will have sufficient resources to meet capital expenditure needs and working capital requirements over the course of the next 12 months.

On October 22 2010, the company entered into a subscription agreement with Mr Ananda Raju Vegesna, acting as representative (the “Representative”) of the purchasers in connection with the offering. Pursuant to the terms of this subscription agreement, the company issued and allotted 125,000,000 equity shares to an entity affiliated and controlled by Raju Vegesna, our Chief Executive Officer. In accordance with Indian law, the purchase price is to be paid at such time as determined by Board of Directors of the company. During the fiscal year 2012, the Company has received an aggregate of Rs. 1500 million, in connection with this private placement, resulting in an aggregate of Rs.2,500 million received till date. Although all 125,000,000 shares are deemed issued and outstanding, the unpaid portion of the equity shares issued pursuant to the subscription agreement do not have any voting rights and are not entitled to dividends, if declared. As of the date of this Annual Report, Mr. Vegesna has paid for half of the shares of the subscription. The Board of Directors has the sole discretion as to the timing to require Mr. Vegesna to pay the balance of the subscription price.

The balance of the proceeds from the sale of the equity shares to our promoter group, or Rs. 1,500 million, will take place in tranches over the next 18 months as per our funding requirements. See note 42 in the notes to the financial statements included in this Annual Report.

Our principal sources of liquidity are our borrowings from banks. Our cash and cash equivalents comprise of cash and bank deposits. The restricted cash balance Rs.150.53 million ($2.94 million) primarily represents fixed deposits pledged for availing bank borrowings.

Our external sources of credit include facilities sanctioned to us by Indian banks. We have working capital facilities in the form of short term loans, cash credit and overdraft facilities of an aggregate of Rs.1000 million ( $ 19.55 million) which fully unutilized as of March 31, 2012. Further, we were provided non-funded limits of Rs.1760.00 million ($ 34.40 million) (primarily in the form of bank guarantees and letters of credit) out of which Rs.39.00 million ($ 0.76 million) remained unutilized as of the reporting date. Our ongoing working capital requirements are significantly affected by the profitability of our operations and we continue to periodically evaluate existing and new sources of liquidity and financing.

We are taking steps to improve the cash position to meet our currently known requirements at least over the next twelve months. In light of the highly dynamic nature of our business, however, we cannot assure you that our capital requirements and sources will not change significantly in the future.

Net cash generated from operating activities for the year ended March 31, 2012 was Rs.600.21 million ($11.73 million). This is mainly attributable to cash generated during the year and partially offset by increase in trade and other receivables by Rs. 105.44 million ($2.06 million), increase in other assets by Rs. 326.01 million ($ 6.37 million), due to acquisition of leasehold land at Noida, India, increase in inventories by Rs.4.62 ($0.09 million) and increase in trade and other payables by Rs. 472.44 million ($ 9.23 million) due to extended credit from Vendors.

Net cash generated from operating activities for the year ended March 31, 2011 was Rs.225.36 million. This is mainly attributable to cash generated during the year and partially offset by increase in trade and other receivables by Rs.153.56 million, increase in other assets by Rs.34.08 million and decrease in trade and other payables by Rs.30.36million.

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

Net cash used in investing activities for the year ended March 31, 2012 was Rs.901.97 million ($17.63 million) primarily on account of expenditure on data center construction at Noida, India and purchase of routers, modems, ports, servers, other capital equipments for our ongoing expansion plans and advance payments towards undersea cable arrangement with EIG amounting to Rs.460 million ($8.99 million). The increase was partly offset by increase in finance income by Rs.48.73 million ($0.95 million).

Net cash used in investing activities for the year ended March 31, 2011 was Rs.730.65 million primarily on account of advance paid for purchase of ordinary shares in Hermit Projects Private Limited amounting to Rs.400 million (Refer note 37 to the consolidated financial statement) and purchase of routers, modems, ports, servers, other capital equipments for our ongoing expansion plans and advance payments towards undersea cable arrangement with EIG amounting to Rs.395 million . The increase was partly offset by increase in finance income by Rs.61.67 million.

Net cash used in investing activities for the year ended March 31, 2010 was Rs.896.68 million primarily on account of purchase of routers, modems, ports, servers, other capital equipments for our ongoing expansion plans and advance payments towards undersea cable arrangement with EIG.

Net cash generated from financing activities for fiscal year 2012 was Rs.536.41 million ($10.49 million) mainly on account of capital infusion from promoter group amounting to Rs.1,500 million ($ 29.32 million). This was partly offset by decrease in bank borrowings by Rs. 600.59 million ($11.74 million) and payment of finance expenses of Rs.312.93 million ($6.12 million).

Net cash generated from financing activities for fiscal year 2011 was Rs.551.70 million mainly on account of capital infusion from promoter group amounting to Rs.1,000 million. This was partly offset by decrease in bank borrowings and servicing of borrowings by Rs.397.13 million.

Net cash used by financing activities for fiscal year 2010 was Rs.354.49 million mainly on account of servicing borrowings from banks and increase in payment on account of lease financing of capital and other purchases.

Capital expenditure

We incurred Rs.952 million ($18.60 million) towards capital expenditure for the year ended March 31, 2012. We anticipate incurring further expenditure during the current fiscal of approxiamately Rs.1500 million (US$29.32 million) mainly on data centers and expansion of current facilities. This will be funded out of internal accruals, capital infusion from promoter group and through low cost debts like lease financing by strategic vendors.

Research and development

The Company does not have research and development activities and has also not undertaken any sponsored research and development activities.

Trends

The information is set forth under the caption ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’—‘Operating and Financial review and Prospects’.

Off-balance sheet arrangements

We have not entered into any off-balance sheet arrangements as defined by SEC Final Rule 67 (FR-67), “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations”.

Contractual obligations

Set forth below are our contractual obligations as of March 31, 2012:

Payments due by period (Rs 000s)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long Term Debt Obligations	186,312	—	160,915	25,397	—
Short Term Borrowings	543,031	543,031	—	—	—
Finance Lease Obligations	176,926	75,785	88,282	12,859	—
Non-cancellable Operating Lease obligations	1,778,851	109,711	230,174	384,154	1,054,812
Europe India Gateway Obligations	4,243	4,243	—	—	—
Purchase Obligations	717,266	717,266	—	—	—

Total	3,406,629	1,450,036	479,371	422,410	1,054,812

Recent Accounting Pronouncements

(i)	In October 2010, the IASB issued an amendment to IFRS 7 “Disclosures—Transfers of financial assets”. The purpose of the amendment is to enhance the existing disclosures in IFRS 7 when an asset is transferred but is not derecognized and introduce new disclosures for assets that are derecognized but the entity continues to have a continuing exposure to the asset after the sale. The amendment is effective for fiscal years beginning on or after July 1, 2011. Earlier application is permitted.

(ii)	In December, 2011, the IASB issued an amendment to IFRS 7 “Disclosures—offsetting financial assets and financial liabilities”. The amended standard requires additional disclosures where financial assets and financial liabilities are offset in the balance sheet. These disclosures would provide users with information that is useful in (a) evaluating the effect or potential effect of netting arrangements on an entity’s financial position and (b) analyzing and comparing financial statements prepared in accordance with IFRSs and U.S. GAAP. The amendment is effective retrospectively for fiscal years beginning on or after January 1, 2013. Earlier application is permitted.

(iii)	IFRS 9 Financial Instruments: In November 2009, the International Accounting Standards Board issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2015 with early adoption permitted. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. IFRS 9, was further amended in October 2010, and such amendment introduced requirements on accounting for financial liabilities. This amendment addresses the issue of volatility in the profit or loss due to changes in the fair value of an entity’s own debt. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income. The company is required to adopt IFRS 9 by accounting year commencing April 1, 2015.

(iv)	IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements and IFRS 12, Disclosure of Interests in Other Entities: In May 2011, the International Accounting Standards Board issued IFRS 10, IFRS 11 and IFRS 12. The effective date for IFRS 10, IFRS 11 and IFRS 12 is annual periods beginning on or after January 1, 2013 with early adoption permitted.

IFRS 10 Consolidated Financial Statements builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation of Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements. The standard provides additional guidance for the determination of control in cases of ambiguity such as franchisor franchisee relationship, de facto agent, silos and potential voting rights.

IFRS 11 Joint Arrangements determines the nature of an arrangement by focusing on the rights and obligations of the arrangement, rather than its legal form. IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities-Non-monetary Contributions by Venturers. IFRS 11 addresses only forms of joint arrangements (joint operations and joint ventures) where there is joint control whereas IAS 31 had identified three forms of joint ventures, namely jointly controlled operations, jointly controlled assets and jointly controlled entities. The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities, which is the equity method.

IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. One major requirement of IFRS 12 is that an entity needs to disclose the significant judgments and assumptions it has made in determining:

(a)	whether it has control, joint control or significant influence over another entity; and

(b)	the type joint control when the joint arrangement is structured through a separate vehicle.

IFRS 12 also expands the disclosure requirements for subsidiaries with non-controlling interest, joint arrangements and associates that are individually material. IFRS 12 introduces the term “structured entity” by replacing Special Purpose entities and requires enhanced disclosures by way of nature and extent of, and changes in, the risks associated with its interests in both its consolidated and unconsolidated structured entities.

(v)	IFRS 13 Fair Value Measurement: In May 2011, the International Accounting Standards Board issued IFRS 13, Fair Value Measurement to provide specific guidance on fair value measurement and requires enhanced disclosures for all assets and liabilities measured at fair value, and not restricted to financial assets and liabilities. The standard introduces a precise definition of fair value and a consistent measure for fair valuation across assets and liabilities, with a few specified exceptions. The effective date for IFRS 13 is annual periods beginning on or after January 1, 2013 with early adoption permitted. The company is required to adopt IFRS 13 by accounting year commencing April 1, 2013.

(vi)	IAS 1 (Amended) Presentation of Financial Statements: In June 2011, the International Accounting Standard Board published amendments to IAS 1 Presentation of Financial Statements. The amendments to IAS 1, Presentation of Financial Statements, require companies preparing financial statements in accordance with IFRS to group items within other comprehensive income that may be reclassified to the profit or loss separately from those items which would not be recyclable in the profit or loss section of the income statement. It also requires the tax associated with items presented before tax to be shown separately for each of the two groups of other comprehensive income items (without changing the option to present items of other comprehensive income either before tax or net of tax).

The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. This amendment is applicable to annual periods beginning on or after July 1, 2012, with early adoption permitted. The company is required to adopt IAS 1 (Amended) by accounting year commencing April 1, 2013. The company has evaluated the requirements of IAS 1 (Amended) and the company does not believe that the adoption of IAS 1 (Amended) will have a material effect on its consolidated financial statements.

(vii)	IAS 19 (Amended) Employee Benefits: In June 2011, International Accounting Standards Board issued IAS 19 (Amended), Employee Benefits. The effective date for adoption of IAS 19 (Amended) is annual periods beginning on or after January 1, 2013, though early adoption is permitted.

IAS 19 (Amended) has eliminated an option to defer the recognition of gains and losses through re-measurements and requires such gain or loss to be recognized through other comprehensive income in the year of occurrence to reduce volatility. The amended standard requires immediate recognition of effects of any plan amendments. Further it also requires assets in profit or loss to be restricted to government bond yields or corporate bond yields, considered for valuation of Projected Benefit Obligation, irrespective of actual portfolio allocations. The actual return from the portfolio in excess of or less than such yields is recognized through other comprehensive income.

These amendments enhance the disclosure requirements for defined benefit plans by requiring information about the characteristics of defined benefit plans and risks that entities are exposed to through participation in those plans. The amendments need to be adopted retrospectively. The company is required to adopt IAS 19 (Amended) by accounting year commencing April 1, 2013.

(viii)	In December, 2011, the IASB issued an amendment to IAS 32 “Offsetting financial assets and financial liabilities”. The purpose of the amendment is to clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. This includes clarifying the meaning of “currently has a legally enforceable right to set-off” and also the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. The amendment is effective retrospectively for fiscal years beginning on or after January 1, 2014. Earlier application is permitted. We are currently evaluating the impact these amendments will have on our consolidated financial statements.

The company is currently evaluating the requirements of above pronouncements and has not yet determined the impact on the consolidated financial statements.

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

We believe the following are the critical accounting policies and related judgments and estimates used in the preparation of the company’s Consolidated Financial Statements. Management has discussed the application of these critical accounting estimates with our Board of Directors and Audit Committee.

Revenue Recognition

Various streams of revenue are described below:

•	Enterprise services, which provides Internet, connectivity, security and consulting, hosting and voice ;

•	Commercial and consumer services, which includes, Internet access services, from homes and through cybercafés (e-ports); SOHO / SMB and Online portal services and content offerings; and

•	Software services such as development of e-learning software and application Services.

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

The revenue recognition in respect of the various streams of revenue is described below:

(i) Enterprise services

Enterprise services revenue broadly consist revenue from Network services and IT services.

(a) Revenue from Network Services: These primarily include connectivity services including installation of a connectivity link, and to a lesser extent, sale of hardware and software (purchased from third party vendors). In certain cases, these elements are sold as a package consisting all or some of the elements. In these cases the Group applies the recognition criteria to the separately identifiable components of a single transaction in order to reflect the substance of the transaction with different revenue allocations for each component. These multiple element arrangements are recognized as separable elements because each element constitutes a separate earnings process, each element has a fair value that is reliable, verifiable and objectively determinable, and the undelivered element is not essential to functionality of the delivered elements. In this arrangement involving delivery of multiple elements, the units of accounting are determined based on whether the delivered items have a value to the customer on a stand-alone basis, whether there is objective and reliable evidence of fair value of the undelivered elements and if the arrangement includes a general right of return relative to the delivered item, whether delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Group. The arrangement consideration is allocated to the units of accounting based on their relative fair values. Revenue on delivered items is recognized when the revenue recognition criteria applicable to that unit of accounting are met.

The Group provides connectivity for a fixed period of time at a fixed rate regardless of usage. Connectivity is the last element that is provided in the case of a bundled contract. The connectivity charges are the same when sold alone or as part of a package. The revenue attributable to connectivity services is recognized ratably over the period of the contract.

In circumstances where there is multi element arrangement that includes hardware or software sales and last mile connectivity services, revenue from sale of hardware/software is recognized only upon completion of the services relating to last mile connectivity. Installation consists of commissioning of the last mile connectivity to the customer premises either through the Group’s wireless mode of delivery or through the carrier exchange. When the customer has such last mile connectivity, the Group does not charge any installation fee. Due to the short duration, the revenue attributable to the installation of the link is recognized on completion of the installation work. All revenues are shown exclusive of sales tax and service tax.

The Company provides NLD (National Long Distance) and ILD (International Long Distance) services through the Company’s network. The Company carries international voice traffic using the IP back-bone and delivers voice traffic to Direct Inter-connect Operators. Revenue is recognized based upon metered call units of voice traffic terminated on the Company’s network.

(b) Revenue from IT services: Web hosting service revenues primarily includes co-location services. In certain cases, the Group also sells related hardware/software to its web hosting customers. This hardware as well as software are purchased from outside vendors and are freely traded in the market. The Group treats each element as a separate component of the arrangement which have separate earnings process. The value of the hosting service is determined based on fair value from similar services provided separately by the Group. When hardware and/or software is also included with hosting services and sold as a package, the revenue is allocated to the respective element based on their relative fair values. Revenue from hosting services is recognized over the period during which the service is provided.

The Company also deals in hardware and software. These are standard products that are freely traded in and purchased from the market, have standard specifications and are not otherwise customized for the specific needs of a customer. The software sold by the Group is off-the-shelf software, such as antivirus utilities and firewalls. The fair value for the hardware and software is available from the market. The revenue attributable to hardware/software is recognized on delivery. Trading transactions relating to standard hardware and software and involving arrangement of purchases from suppliers and sales to customers are reported on a gross basis or on net basis, by carrying out a fact-specific evaluation of such transactions.

The Company generates revenue from construction of data centers. Revenue from such contracts includes the initial amount agreed in the contract plus any variations in contract work, claims and incentive payments, to the extent that it is probable that they will result in revenue and can be measured reliably. As soon as the outcome of a construction contract can be estimated reliably, contract revenue is recognized in profit or loss in proportion to the stage of completion of the contract. Contract expenses are recognized as incurred unless they create an asset related to future contract activity. The stage of completion is assessed by reference to the cost incurred until date to the total estimated costs. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable. An expected loss on a contract is recognized immediately in profit or loss.

The Group remotely manages the Information Technology infrastructure of global enterprises from India. The contracts are on time and material basis. Revenue in relation to ‘time’ is measured as the agreed rate per unit of time multiplied by the units of time expended. The element of revenue related to materials is measured in accordance with the terms of the contract. The revenue from on-demand storage / cloud offering is recognized based on the class of offering and usage of services.

(ii) Commercial and consumer services

This stream of revenue includes revenues from internet access services and online portal services

(a) Internet access services: Such services include Internet access at homes and businesses through dial-up or cable operator and internet access through a network of cybercafés. Such services also include revenues from Voice over Internet Protocol (‘VoIP’) or Internet telephony.

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

The initial franchisee fee revenue is recognized as revenue when all of the obligations required of the Group have been substantially accomplished or provided. Internet access revenue and Internet telephony revenues are recognized based on usage by the customer.

After the commencement of the franchisee operations, the Company renders subsequent services to the franchised cybercafés in the form of providing bandwidth for establishing connectivity through supply of Sify cybercafé cards (typically called as ‘user accounts’ or ‘top ups’), providing backend support, the authentication/usage engine and the billing and collection system. The cybercafé cards enable the users to access the internet for a specified quantum of usage within a contracted period. As revenue from these subsequent services constitute continuing services, the revenue from such services are recognised based on the usage as the access is for a specified quantum of usage within a specified time. Any unused hours at the end of the contracted period are recognised as revenue.

The Company, along with provisioning of bandwidth on a recurring basis, renders other services on an integrated basis including backend support, authentication / usage engine and the billing and collection system to the franchisees. In such services, the Company, through application software, helps the franchisee to keep online track of the usage of Sify cybercafé cards by customers and also helps in authenticating customer log-ins at different Cyber cafes. Such services to the franchisees are billed and recorded as deferred revenue when the customer purchases the card and revenue is recognised over the period of provisioning of such services (i.e when the bandwidth is used by the customers).

(b) Online portal services: The Group enters into contracts with customers to serve advertisements in its portal and the Group is paid on the basis of impressions, click-throughs or leads and in each case the revenue is recognized based on actual impressions/click-throughs/leads delivered. Revenue from advertisements displayed on portals is recognized ratably over the period of contract

In the case of electronic commerce transactions, there are no performance obligations or minimum guarantees. The Group acts in the capacity of an agent rather than as the principal for these transactions, and the revenue recognized to the extent of the commission earned by the Group, i.e, on a net basis, except for transactions relating to gift articles which are accounted on a gross basis.

In the case of value-added services that are rendered using Sify’s mobile telephone short code 54545, revenue is recognized upon delivery of the content/ring tones to the end subscriber and confirmation by the mobile phone service provider.

(iii) Software services

The Group provides e-learning software development services to facilitate web-based learning in various organizations. The contracts executed by the Company are not similar i.e. the efforts required to execute these contracts at each stage of development process differ from customer to customer and the contract is executed based on specific requirements regarding content/information of the customer. Thus the e-learning packages are specifically designed for the customer and accordingly, are accounted for as customized programmes. These services include information presentation, structured content delivery, content digitization and simulation based training. These services are generally provided on a fixed price basis. Revenue under such contracts is recognized when the outcome of the transaction can be estimated reliably by reference to the stage of completion of transaction at the reporting date. The stage of completion is being determined based on the actual time spent to the total estimated time. The revenue from Application Services such as online assessment, document management services, web development, mailing solutions and supply chain software are recognized over the period of the contract.

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

Allowance for accounts receivable

The receivables primarily constitute dues from corporate connectivity, hosting and system integration. We maintain allowances for doubtful accounts receivable for estimated losses resulting from the inability of our customers to make contractually agreed payments. We also make allowances for a specific account receivables if the facts and circumstances indicate that such account receivable is unlikely to be collected.

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

Business Combinations, Goodwill and Intangible Assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

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

Financial assets measured at amortized cost:

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate.

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

Reversal of impairment loss:

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost and available-for-sale financial assets that are debt securities, the reversal is recognized in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognized in other comprehensive income and presented within equity.

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

Deferred taxation arising on investments in subsidiaries and associates is recognized except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred taxation arising on the temporary differences arising out of undistributed earnings of the equity method accounted investee is recorded based on the management’s intention. If the intention is to realize the undistributed earnings through sale, deferred tax is measured at the capital gains tax rates that are expected to be applied to temporary differences when they reverse. However, when the intention is to realize the undistributed earnings through dividend, the Group’s share of the income and expenses of the equity method accounted investee is recorded in the statement of income, after considering any taxes on dividend payable by the equity method accounted investee and no deferred tax is set up in the Group’s books as the tax liability is not with the Group.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

The following table sets forth the name, age and position of each director and senior management executive officer of our Company as of March 31, 2012:

Name	Age	Designation
Raju Vegesna	52	Chairman, CEO and Managing Director
Ananda Raju Vegesna	52	Executive Director
C B Mouli (1)	65	Director, Chairman & Financial Expert of Audit Committee
S K Rao (1) (2) (3)	68	Director
T H Chowdary (2) (3)	80	Director & Chairman of Compensation & Nominating Committees
P S Raju (2)	58	Director
S R Sukumara (1) (2) (3)	67	Director
M P Vijay Kumar	42	Chief Financial Officer
C V S Suri	52	Chief Operating Officer
Natesh Mani	52	President - Consumer Infrastructure Business
Baskar R Sayyaparaju	45	President - International Business
Venkata Rao Mallineni	44	Head- Software Services
Pranesh Babu	46	Chief Technology Officer
C R Rao	52	Vice President - Head HR & Administration

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating Committee.

Raju Vegesna, Chairman, CEO and Managing Director, has served as a Director of our Company since November 2005. He was appointed as the Chief Executive Officer and Managing Director of the Company effective July 18, 2006. Mr. Vegesna is a Silicon Valley entrepreneur who founded several leading edge technology companies, including Server Works Corporation, acquired by Broadcom in 2001. After that acquisition and he had a brief stint with Broadcom. He holds a BS in Electrical Engineering from the University of Bangalore and holds an MS in Computer Engineering from Wayne State University, USA, and holds several patents in Microprocessor and Multiprocessor technology. He is also a Director of Sify Software Limited, Server Engines LLC, Nulife Corp, USA. and Raju Vegesna Infotech & Industries Private Limited.

Mr Ananda Raju Vegesna, brother of Mr Raju Vegesna, Chairman and Managing Director, has served as an Executive Director of our Company since June 2007. He is the Managing Director of Infinity Satcom Universal Private Limited and a Director of Sify Software Limited, Village Inns (India) Limited, Raju Vegesna Infotech & Industries Limited, Raju Vegesna Developers Private Limited, Ramanand Core Investment Company Private Limited, Hermit Projects Private Limited, Pace Info Com Park Private Limited and Server Engines India (Private) Limited.

C.B. Mouli has served as a Director of our Company since July 2005. Mr. Mouli is a member of the Institute of Chartered Accountants of India and also holds a Bachelor of Law Degree. Mr Mouli, a partner of C.B. Mouli & Associates, a Chartered Accountants firm. . He is a Director of Ammana Bio Pharma Limited and Ammana Equity Fund Private Limited.

S.K. Rao has served as a Director of our Company since July 2005. Mr Rao, currently is the Director General, Administrative Staff College of India, Hyderabad. Mr Rao previously worked at the Commonwealth Secretariat in London in various diplomatic capacities. He also acted as the Consultant for the United Nations and represented the Commonwealth Secretariat as an Observer at the meetings of the UN General Assembly. Mr. Rao holds a MA and a PhD in Economics from Trinity College, Cambridge, U.K.

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

P. S. Raju has served as a Director of our Company since February 2006. Mr P S Raju is a member of the Institute of Chartered Accountants of India. Mr Raju is an independent Practising Chartered Accountant. He is also a Director of Suryashakti Agro Tech Private Limited and Suryashakti Estates and Developers Private Limited.

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

C V S Suri has served as Chief Operating Officer since August 2006 and has over 23 years of experience in marketing, operations, commercial and regulatory matters. Suri is a graduate of Delhi University with an Honours Degree in Economics, and has a Masters in Human Resource Management from XLRI, Jamshedpur.

Natesh Mani has served as President—Consumer Infrastructure Business since August 2009. He brings a wealth of experience in a career spanning 27 years, of which close to 22 years have been with Xerox Limited. His last assignment was with Xerox, as Director—Middle East & Africa, based out of Dubai, where he was responsible for a turnover of US$ 200 million per annum. He has a strong track record in the areas of Marketing, Sales Operations, and Channel development, which in turn has provided him with excellent exposure to business challenges of various kinds, and in varied environments.

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

Venkata Rao Mallineni has been in service since September 2006 and presently designated as Head Software Services. He has more than 15 years of experience in IT and Communications. He is a Graduate in Engineering in Industrial Products and also a Post Graduate in Technology.

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

C R Rao has served as Vice President—Head HR & Administration since March 2009. He is a Graduate in Commerce and Law and also holds an MBA. He comes with an overall experience of 21 years with around 16 years of rich experience in Strategic Planning and Operations Management. Prior to joining Sify, he was with GSA Lufthansa as Vice President, responsible for Tamil Nadu and Andhra Pradesh. His key responsibilities included Strategic Planning, Business Development, Sales and Marketing for the Cargo division.

Infinity Capital Ventures, LP beneficially owned 7.79 % of our equity shares as of March 31, 2012. This shareholder is a party to the Subscription Agreement dated November 10, 2005 with our Company. The Subscription Agreement provides that, among other things, the Company shall appoint Mr Raju Vegesna as the Chairman of the Board of Directors, Infinity Capital shall also nominate another person to the Board of Directors and for so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital. In November 2005, Mr Raju Vegesna, a nominee of Infinity Capital Ventures, LP, was appointed as Chairman of our Board of Directors. In February 2006, the Company also appointed Mr. P S Raju as the second nominee of Infinity Capital to the Board of Directors.

We believe Infinity Satcom Universal Private Limited beneficially owned 8.14% of our equity shares as of March 31, 2012. Mr Ananda Raju Vegesna, Executive Director of the Company and brother of Mr Raju Vegesna, is the Director of Infinity Satcom. Infinity Satcom is presently controlled by Mr Raju Vegesna.

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

Officer Compensation

The following table sets forth all compensation paid by us during the fiscal year ended March 31, 2012 to our executive officers:

	Summary Compensation Table (Rs. Million)
Name	Salary(1)	Bonus
C V S Suri	3.25	—
Bhaskar R Sayyaparaju	9.93	—
M P Vijay Kumar	6.29	—
Natesh Mani	5.30	0.58
Venkat Rao Mallineni	3.65	0.44
Pranesh Babu K	3.44	0.91
C R Rao	3.15	0.46

(1)	Includes provident fund contributions.

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

The Directors (who are not executive officers) are not entitled for any remuneration including any pension, retirement or similar benefit schemes.

The details of our contribution to provident fund in respect of the executive officers are set out below:

Name	Rs. in Million
C V S Suri	0.19
Bhaskar R Sayyaparaju	0.30
M P Vijay Kumar	0.33
Natesh Mani	0.26
Venkat Rao Mallineni	0.18
Pranesh Babu K	0.16
C R Rao	0.18

Gratuity expense is determined at an overall Company level based on an actuarial valuation performed by an independent actuary. Thus, the cost for the year ended March 31, 2012 in respect of gratuity and compensated absences towards executive officers of the Company was not separately determined. Gratuity cost relating to such executive officers is not estimated to be material.

We make bonus payments to employees including executive officers upon satisfactory achievement of the following two performance criteria.

(i) Performance of the Company: Represents bonus payable on achievement of overall revenue and net profit targets for the Company. These performance targets were not achieved for the year ended March 31, 2012 and no bonus was paid under this category.

(ii) Performance of the individual: Represents bonus payable on achievement of the individual’s Key Responsibility Areas (KRA) and Key Performance Indicators (KPI). These KRAs and KPIs vary in relation to each employee including executive officers and include both financial and non-financial parameters.

We have provided for Rs.3.86 Crores ($ 0.75 million) towards bonus payable for the year ended March 31, 2012 to employees including executive officers who have achieved the KRAs and KPIs.

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

Mr S R Sukumara was appointed as an independent Director effective January 22, 2007. Dr T H Chowdary is also an independent director of the Board.

Each of these Directors (Messrs S K Rao, C B Mouli, S R Sukumara, T H Chowdary) continue to remain independent in accordance with NASDAQ rules.

Term of Directors

Mr Raju Vegesna, Chairman, CEO & Managing Director	Appointed as CEO & Managing Director for a period of five years effective July 18, 2009. As per Articles of Association of the Company, he is not required to retire by rotation and hence shall hold office for the full term.

Mr Ananda Raju Vegesna, Executive Director	Appointed as Executive Director for a period of five years effective June 22, 2010. As per Articles of Association of the Company, he is not required to retire by rotation and hence shall hold office for the full term.

Dr T H Chowdary, Chairman of Compensation and nominating Committees	Appointed as a Director in February 1996. As per the Indian Companies Act, 1956, he is liable to retire by rotation along with other Directors and is eligible for reelection by the shareholders at the Annual General Meeting. His retirement is due in 2013.

Dr S K Rao	Appointed as a Director in July 2005. As per the Indian Companies Act, 1956, he is liable to retire by rotation along with other Directors and is eligible for reelection by the shareholders at the Annual General Meeting. His retirement is due in 2016.

Mr P S Raju	Appointed as a Director in February 2006. As per the Indian Companies Act, 1956, he is liable to retire by rotation along with other Directors and is eligible for reelection by the shareholders at the Annual General Meeting. His retirement is due in 2015.

Mr C B Mouli, Chairman and Financial expert of Audit Committee	Appointed as a Director in July 2005. As per the Indian Companies Act, 1956, he is liable to retire by rotation along with other Directors and is eligible for reelection by the shareholders at the Annual General Meeting. His retirement is due in 2014.

Mr S R Sukumara	Appointed as a Director in January 2007. As per the Indian Companies Act, 1956, he is liable to retire by rotation along with other Directors and is eligible for reelection by the shareholders at the Annual General Meeting. His retirement is due in 2012.

Mr S R Sukumara’s term expires in 2012, and therefore at the next Annual General Meeting to be held in 2012, he may offer himself for reelection and the appointment is subject to the approval of the shareholders for his next term.

The Company has service contracts with Mr. Raju Vegesna, Chief Executive Officer and Managing Director and Mr. Ananda Raju Vegesna, Executive Director. The service contracts with Mr. Raju Vegesna and Mr. Ananda Raju Vegesna do not provide for any remuneration or benefits either during or upon termination of employment.

For other non-executive Directors, the Company does not have any service contract and such directors’ term is governed by the Indian Companies Act, 1956.

The Company does not have any service contract with the other Senior Executives of its administrative, supervisory or management bodies. Such senior executives’ appointment does not have any specific term and can be terminated by either party upon one month prior notice.

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

The Audit Committee held five meetings in person during fiscal 2012.

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

The Compensation Committee held four meetings in person during fiscal 2012.

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

No meetings were held during the year 2011-12 as there was no requirement.

The Nominations Committee has adopted a charter.

Employees

As of March 31, 2012, we had 2117 employees, compared with 1950 as of March 31, 2011. Of our current employees, 112 are administrative, 426 form our sales and marketing staff, 35 are in product and content development, 1511 are dedicated to technology and technical support, and 33 are in business process and customer care. None of our employees are represented by a union. We believe that our relationship with our employees is good.

Stock Ownership

The following table sets forth information with respect to the beneficial ownership of our equity shares as of June 30, 2012 by each director and our senior management executives. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

Equity Shares Beneficially Owned
Beneficial Owner	Number	Percent
Raju Vegesna *	154,011,051	86.27%
T. H. Chowdary	—	—
C B Mouli	—	—
P S Raju	—	—
S K Rao	—	—
S R Sukumara	—	—
C V S Suri	1	—

Includes 125,000,000 shares issued and outstanding to Mr. Vegesna and his affiliates. Pursuant to Indian law, Mr. Vegesna does not have full voting power for the shares until such shares have been fully paid. As of June 30, 2012, the entities affiliated with Mr. Vegesna had paid for 62.5% of the shares sold pursuant to the subscription agreement described elsewhere in this Annual Report, and his beneficial ownership is approximately 81%. as only 78,125,000 shares have the right to vote at this time, he may only vote those 78,125,000 shares.

The balance amount of 37.5% on the 125,000,000 shares shall be paid by the affiliated entities of Mr Vegesna as and when the same is called by the Board of Directors of the Company but not later than September 26, 2013. When such shares are fully paid, Mr Vegesna shall have full voting rights on the 125,000,000 shares.

*	Other than the above, none of the Directors or Executive Officers of the Company holds any shares in the Company.

Employee Stock Option Plan

We have an Associate Stock Option Plan, or ASOP, which provides for the grant of options to employees of our Company. The ASOP 2007 was approved by our Board of Directors and our shareholders in September 2007 and 2,000,000 shares were reserved for issuance under the plan. This was in addition to the earlier ASOP Plans of 2000, 2002 and 2005. A total of 5.73 million equity shares are currently reserved for issuance under our ASOP Plans. As of March 31, 2012, we had outstanding an aggregate of 601,168 options (net of 27,995 options forfeited by employees ) under our ASOP Plans with a weighted average exercise price equal to approximately Rs.152.26 ($2.98) per equity share.

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

Principal Shareholders

The following table sets forth information with respect to the beneficial ownership of our equity shares as of June 30, 2012 by each person or group of affiliated persons who is known by us based on our review of public filings to beneficially own 5% or more of our equity shares. The table gives effect to equity shares issuable within sixty days upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares as well as the power to received the economic benefits of ownership of securities. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned. The information below is based on a review of filings made by such persons with the SEC.

Mr Raju Vegesna, the Co-Trustee of the Vegesna Family Trust, which is the owner of Infinity Capital Venture Management LLC, which is the general partner of Infinity Capital Ventures, LP, exercise voting control and dispositive power over the equity shares owned by Infinity Capital Ventures, LP. Mr Raju Vegesna, CEO and MD of our Company, is affiliated with Infinity Capital Ventures, LP.

Infinity Satcom Universal Private Limited is owned and controlled by Mr Raju Vegesna, Managing Director of the Company. .

Ramanand Core Investment Company Private Limited is a wholly owned subsidiary company of Raju Vegesna Infotech and Industries Private Limited which is owned and controlled by Infinity Satcom Universal Private Limited, which in turn is owned and controlled by Mr Raju Vegesna, Managing Director of the Company.

As of March 31, 2012, entities affiliated with our Chief Executive Officer, Raju Vegesna, beneficially owned approximately 86.27% of our outstanding equity shares, which includes the 125,000,000 shares (partly paid with proportionate voting rights) issued in connection with the private placement described below.

	Equity Shares Beneficially owned
Shareholder	Number	Percent
Infinity Capital Ventures, LP, 11601 Wilshire Boulevard, Suite 1900, Los Angeles, CA 90025	13,902,860	7.79
Vegesna Family Trust, LP, 11601 Wilshire Boulevard, Suite 1900, Los Angeles, CA, 90025	578,191	0.32
Infinity Satcom Universal Private Limited, Visakhapatnam *	14,530,000	8.14
Ramanand Core Investment Company Private Limited, Visakhapatnam	125,000,000	70.05

*	Ramanand Core Investment Company Private Limited is controlled by Raju Vegesna Infotech and Industries Private Limited, which is in turn, controlled by Infinity Satcom Universal Private Limited and therefore Infinity Satcom Universal Private Limited holds the beneficial interest in Ramanand Core Investment Company Private Limited.

Details of significant change in the percentage ownership held by the major shareholders:

Name of the shareholder	2009-10		2010-11		2011-12
	No. of shares	%	No. of shares	%	No. of shares	%
Infinity Capital Ventures, LP, USA	13,902,860	26.06	13,902,860	7.80	13,902,860	7.79
Vegesna Family Trust, USA	578,191	1.08	578,191	0.38	578,191	0.32
Infinity Satcom Universal Private Limited	14,530,000	27.24	14,530,000	8.15	14,530,000	8.14
* Raju Vegesna Infotech and Industries Private Limited	—	—	125,000,000	70.09	—	—
** Ramanand Core Investment Company Private Ltd.	—	—	—	—	125,000,000	70.02

*	125,000,000 shares were issued to Raju Vegesna Infotech and Industries Private Limited at a discount of 50% to the prevailing American Depositary Share market price since the allotment of shares was for unlisted Indian equity shares.
**	Raju Vegesna Infotech and Industries Private Limited transferred its entire 125,000,000 shares to Ramanand Core Investment Company Private Ltd., its wholly owned subsidiary company.

Reference is drawn to note 42 to the Consolidated Financial Statement as regards the shareholding of Ramanand Core Investment Company Private Limited. As of such date, these shares are partly paid up to the extent of 62.5% of the face value and hence carry voting rights proportionate to the paid up value of these shares. The Company has lien on these shares till such shares are fully paid up.

The Company has not issued any shares having differential voting rights and hence the Company’s major shareholders do not have differential voting rights except for proportionate voting rights on the partly paid up shares.

United States Shareholders

As of March 31, 2012, 38,982,937 of our ADSs were held in the United States and we had approximately 18,800 shareholders in the United States. Each ADS represents one equity share.

Host country Shareholders

As on March 31, 2012, 139,530,652 of our equity shares were held in India and we had 24 shareholders on record in India. Each equity share has a par value of Rs.10/- each. Of the above, 125,000,000 shares were partly paid up to the extent of Rs.6.25 per share.

Control of Registrant

Based on our review of filings made with the SEC, we believe Infinity Capital Ventures, LP beneficially owned 7.79 % of our equity shares as of March 31, 2012. This shareholder is a party to the Subscription Agreement dated November 10, 2005 with our Company. The Subscription Agreement provides that, among other things, the Company shall appoint Mr Raju Vegesna as the Chairman of the Board of Directors, Infinity Capital shall also nominate another person to the Board of Directors and for so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital. In November 2005, Mr Raju Vegesna, a nominee of Infinity Capital Ventures, LP, was appointed as Chairman of our Board of Directors. In February 2006, the Company also appointed Mr. P S Raju as the second nominee of Infinity Capital to the Board of Directors.

Infinity Satcom Universal Private Limited, India also beneficially owned 8.14% of our equity shares as of March 31, 2012.

As of March 31, 2012, entities affiliated with our Chief Executive Officer, Raju Vegesna, beneficially owned approximately 86.27% of our outstanding equity shares, which includes the 125,000,000 shares issued in connection with the private placement described below.

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

Forfeiture of equity shares issued in a private placement

During the year ended March 31, 2008, Sify proposed a scheme of amalgamation to merge Sify Communications Limited (erstwhile subsidiary) with the Company and made applications to the appropriate authorities in India for approval of the proposed scheme of amalgamation with a to take over the IP-VPN services from Sify Communications Limited ( erstwhile subsidiary) upon the consummation of the merger. Under the provisions of the local telecom regulations, a Company engaged in the business of providing IP-VPN services was required to maintain Indian shareholding at least 26% of the total paid up share capital of the Company. In order to maintain the Indian shareholding at 26% in Sify consequent to the approval of the proposed scheme of amalgamation, Sify and Infinity Satcom Universal, an Indian entity (the Purchaser) entered into a Subscription Agreement (effective March 24, 2008), whereby the Company agreed to sell, and Infinity agreed to purchase, 12,817,000 equity shares of the Company (herein after referred to as ‘the Share Purchase’), at a per share purchase price of USD $4.46/—per share (referred to as ‘the Purchased Shares’), equivalent to Rs. 175/- per share in Indian Rupees.

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

Merger of Sify Communications Limited with Sify Technologies Limited

In November 2008, the Board of Directors of Sify Technologies Limited and Sify Communications limited decided to merge Sify Communications with Sify Technologies in view of the benefits accruing due to synergy of combined operations, availing of tax benefits, maximizing the utilization of the infrastructural facilities, human, financial and other resources etc. Based on a petition for the Scheme of Amalgamation filed with the High Court of Madras, India, the Court has approved the Scheme vide its order dated 26th June, 2009. Consequent upon the consummation of merger, the Company has taken over the assets and liabilities of Sify Communications (erstwhile subsidiary) and Sify Communications ceased to exist and got dissolved without winding up.

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

The proceeds from the proposed issue will be utilised for the ongoing capital expenditure and future expansion plans of the Company. As of March 31, 2012, we had received an aggregate of $48.87 million approximately of proceeds from the issuance.

Related Party Transactions

The related parties where control / significant influence exist are subsidiaries and associates. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director whether executive or otherwise.

In addition to the transactions described above regarding Mr. Raju Vegesna and Mr. Ananda Raju Vegesna, we engaged in the following transaction with the following entities affiliated with Mr. Raju Vegesna and Mr. Ananda Raju Vegesna.

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

During the year, on October 30, 2010, the Board of Directors have approved to cancel the MoU for lease arrangement and have decided to acquire the property which is under construction from the third party directly. On 12th January 2011, through a Memorandum of Amendment, the company with the intention to acquire the said land, had substituted its name with that of VALS and through such amendment VALS had agreed to assign all rights, responsibilities, obligations, title etc. in favour of the company, thus making the company eligible to acquire PACE through HERMIT and subsequently the land and also making liable to pay the entire consideration of Rs.1,140,000. Hence the Company has paid VALS an amount of Rs.2,175 i.e., difference between the amount paid by the Company to VALS and the amount paid by VALS to AIPL.

The Company has entered into a lease agreement with Ms Radhika Vegesna, Daughter of Mr Anand Raju Vegesna, Executive Director of the company, to lease the premises owned by her for a period of three years effective June 1, 2010 on a rent of Rs.256 per month and payment of refundable security deposit of Rs.2,558. This arrangement will be automatically renewed for a further period of two blocks of three years with all the terms remaining unchanged. Also refer note 37.

The Company has entered into a lease agreement with Raju Vegesna Developers (P) Limited, in which Mr Ananda Raju Vegesna, the Executive Director of the Company is a Director, to lease the premises owned by such Company for a period of three years effective February 1, 2012 for Rs.30 per month. See note 37 in the notes to the financial statements in this annual report.

The Company has entered into a lease agreement with Raju Vegesna Infotech and Industries Private Limited, in which Mr Raju Vegesna, Managing Director and Mr Ananda Raju Vegesna, the Executive Director of the Company are also Directors, to lease the premises owned by the above Company for a period of three years effective February 1, 2012 for Rs.75 per month. See note 37 in the notes to the financial statements in this annual report.

Loans to employees

We provide salary advances to our employees in India who are not executive officers or directors. The annual rate of interest for these loans is 0%. As of March 31, 2012, there were no loans outstanding from any employees.

Item 8.	FINANCIAL INFORMATION

Financial Statements

We have elected to provide financial statements pursuant to Item 18 of Form 20-F. No significant change has occurred since the date of our annual financial statements for fiscal year 2011.

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

Accordingly, any direct financial impact of the proposed settlement is expected to be borne by the Sify’s insurers. On June 12, 2009, the Federal District Court granted preliminary approval of the proposed settlement. On October 6, 2009, the District Court issued an order granting final approval of the settlement. Subsequent to the final approval of Settlement agreement by the District court, there were several notices of appeal filed. Most were filed by the same parties that objected to the settlement in front of the District Court. These appeals were consolidated into a single appeal and briefing schedule was held. On January 9, 2012, the class counsel and issuer defendant’s counsel entered into a Settlement Agreement, which agreement includes an agreement to dismiss the above appeal. Thus the above appeal has been dismissed with prejudice confirming the Settlement agreement entered before the District Court.

The Company believes, the maximum exposure under this settlement is approximately USD 338,983, an amount which its insurer will pay as per the Settlement Agreement on behalf of the Company.

(b)	Proceedings before the Department of Telecommunications

(i)	License fees

•

On October 12, 2009 (as later clarified by the DoT), the Department of Telecommunications (‘DOT’) raised a demand on Sify Technologies for Rs.14 million after correcting the arithmetical error in the Assessment letter.

•	On February 26, 2010 DoT raised a demand on Sify Communications (erstwhile subsidiary merged with Sify Technologies Limited) for Rs.26 million.

The above demands were made by the DoT on the premise that all amounts of income (whether direct or indirect) including items such as other income, interest on deposits, gain on foreign exchange fluctuation, profit on sale of assets & provision written back, that are in anyway related to telecom operations of the Company or arise in connection with the Telecom business of the Company, are to be considered as income for the purpose of calculation of the license fee. The Company replied suitably on the above demand notice.

Various service providers approached Telecom Disputes Settlement & Appellate Tribunal (‘TDSAT’) to clarify what items of income should be included in the calculation of license fee and what items of income should not be included in such calculation. TDSAT by its order clarified on the above. The TDSAT order was challenged by DoT in Surpreme Court of India and the Supreme Court has set aside the TDSAT order. The service providers through their associations have filed a review petition in Supreme Court of India against the order. Sify believes that the above demands are not tenable under law nor fit into the definition of Adjusted Gross Revenue as defined by DoT. The Company believes it has adequate defenses for these demands and are awaiting the outcome of the review petition.

(ii)	In November 2009, the Company received a demand notice pertaining to the allocation of spectrum in the 3.3-3.4 GHz frequency, from DoT, demanding INR 345 million (US $ 7.05 million) towards spectrum charges payable from the date of issue of allocation letter for 170 Base Stations. As per the notice, in case no payment is received within 15 days from the date of issue of the notice, then it would be presumed that the Company is no longer interested for the frequency assignments in 3.3-3.4 GHz band.

Whilst the Company received allotment letter for Spectrum in 3.3 GHz band (3303.5/3353.5 MHz) (Total 12 MHz) the Company had neither started any operations in this frequency band nor had applied for any Operating License from DOT/ Wireless Planning Commission (WPC). Sify believes that the obligation to make payment will arise only after obtaining the operating license from DOT/WPC. Sify also believes that it has adequate legal defences for these demands, as the Company has not yet obtained any operative license, hence such demand is not tenable Nevertheless, the Company has as a commitment to hold and use the spectrum in the above band has paid INR 11.56 million towards 40 Base Stations and has surrendered the remaining 130 Base Stations. The Company believes that the ultimate outcome of these actions will not have a material adverse effect.

c)	The Group is party to additional legal actions arising in the ordinary course of business. Based on the available information, as at March 31, 2012, Sify believes that it has adequate legal defences for these actions and that the ultimate outcome of these actions will not have a material adverse effect. However in the event of adverse judgement in all these cases, the maximum financial exposure would be Rs.129,041 (March 31, 2011: Rs 9,051).

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

Price History

Our ADSs commenced trading on the NASDAQ Market on October 19, 1999. The tables below set forth, for the periods indicated, high and low trading prices for our ADSs in United States dollars:

Prior Fiscal Years

Fiscal year ended	High $	Low $
March 31, 2012	8.25	2.84
March 31, 2011	3.68	1.20
March 31, 2010	2.69	1.04
March 31, 2009	5.20	0.42
March 31, 2008	10.47	4.00

	High	Low
Fiscal year ended March 31, 2011	$	$
First Quarter	1.86	1.23
Second Quarter	2.97	1.20
Third Quarter	2.81	1.70
Fourth Quarter	3.68	2.14

	High	Low
Fiscal year ended March 31, 2012	$	$
First Quarter	8.25	3.65
Second Quarter	6.28	3.99
Third Quarter	6.30	2.84
Fourth Quarter	5.26	3.25

Most recent six months

	High	Low
Month	Rs.	Rs.
July 2012	2.50	2.12
June 2012	2.41	1.97
May 2012	2.99	2.11
April 2012	3.35	3.01
March 2012	4.05	3.25
February 2012	4.50	3.75

Item 10.	ADDITIONAL INFORMATION

Our authorized share capital is Rs. 1800,000,000, divided into 180,000,000 Equity Shares, having a par value Rs.10 per share. As of March 31, 2012, 178,513,589 Equity Shares were issued, outstanding, of which 125,000,000 Equity Shares were partly paid and the balance fully paid, compared to 178,351,498 Equity Shares as of March 31, 2011.

The equity shares are our only class of share capital. Some of the share capital, 38,982,937 shares, is represented by American Depository Shares issued by our Company in accordance with applicable laws and regulations. Our Articles of Association and the Indian Companies Act permit us to issue classes of securities in addition to the equity shares. For the purposes of this annual report, “shareholder” means a shareholder who is registered as a member in the register of members of our Company. The term shareholders and ADSs holders have the same meaning in this annual report since the Indian Companies Act only defines a shareholder.

A total of 5.73 million equity shares are reserved for issuance under our Associate Stock Option Plans (ASOPs). As of March 31, 2012, we had outstanding an aggregate of 601,168, options (net of 27,995 options forfeited by employees) under our ASOP with a weighted average exercise price equal to approximately Rs.152.26 ($2.98) per equity share. The unamortized stock compensation expense related to these grants amounted to Rs.0.67 million as of March 31, 2012.

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

On March 24, 2008 , the Company received a sum of Rs 112.14 million (comprising of Rs 12.81 towards face value and Rs 99.33 million towards securities premium / share premium) .Subsequently, Infinity Satcom Universal communicated to the Company vide their letter dated August 27, 2008 that consequent to the merger petition of Sify Communications Limited amalgamating with Sify Technologies Limited has been withdrawn from the High Court of Madras, that they would focus their attention on the business of Sify Communication Limited and hence shall not contribute the balance money towards the subscription of 12,817,000 Equity Shares on call. On August 29, 2008, the Board of Directors, forfeited the shares allotted and the application monies collected (Rs. 112.14 million including sums towards capital and premium).

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

On October 30, 2010, we consummated the issuance and sale of 125,000,000 of our equity shares in a private placement with our promoter group, including an entity affiliated with our Chairman and Chief Executive Officer, Mr Raju Vegesna. These shares carry voting rights proportionate to the amount paid up on these shares. Further company has a lien on these shares till the shares are fully paid up. Also refer note 42 to the Consolidated Financial statements.

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

Objects of Memorandum of Association

The following is a summary of our Objects as set forth in Section 3 of our Memorandum of Association:

1.	To develop and provide Internet service, Internet Telephony, Infrastructure based services, Virtual Private Network and other related data, voice and video services, wide area communication network, value added services on the network, lease or other transfers of network, software, peripherals and related products, and to provide marketing services.

2.	To provide security products for corporate, carry on the business of consulting, software and hardware, integrated platform(s) for the e-commerce solutions, applications, information technology, security and all other kinds of technology solutions or services, and to acquire, maintain, operate, manage and undertake technology and infrastructure for this purpose.

3	To develop, service & sell/lease data based through direct or electronic media, to develop a wide area communication network of sell / lease the network or provide value added services on the network to develop, service, buy / sell computers, software, peripherals and related products to provide marketing services rising direct as well as electronic media;

4	To undertake the designing and development of systems and applications software either for its own use or for sale in India or for export outside India and to design and develop such systems and application software for or on behalf of manufacturers, owners and users of computer systems and digital / electronic equipment’s in India or elsewhere in the world;

5	To set up and run electronic data processing centres and to carry on the business of data processing, word processing, software consultancy, system studies, management consultancy, techno-economic feasibility studies of projects, design and development of management information systems, share / debenture issues management and / or registration and share/debenture transfer agency;

6.	To undertake and execute feasibility studies for Computerization, setting up of all kind of computer systems and digital/electronic equipment’s and the selection, acquisition and installation thereof whether for the Company or its customers or other users;

7	To conduct, sponsor or otherwise participate in training programmes, courses, seminar conferences in respect of any of the objects of the Company and for spreading or imparting the knowledge and use of computers and computer programming languages including the publication of books, journals, bulletins, study / course materials, circulars and news-letters; and to undertake the business as agents, stockist, distributors, franchise holders or otherwise for trading or dealing in computer systems, peripherals, accessories, parts and computer consumables, continuous and non-continuous stationery, ribbons and other allied products and things and standard software packages.

8	To conduct e-commerce for sale of all kinds of products and services through direct or electronic media as well as on and off line e-commerce including travel related services, buying and selling of products and services / merchandise, software, data information etc., in India and abroad.

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

2012 Annual General Meeting

Our Annual General Meeting for the fiscal year 2012 will be held before September 30, 2012 on such date as may be decided by the Board of Directors at the registered office of our Company, 2nd Floor, Tidel Park, 4 Rajiv Gandhi Salai, Taramani, Chennai 600 113, India.

At the Annual General Meeting, the shareholders shall approve the following items:

•	Adoption of audited financials for the fiscal year ended March 31, 2012 as per Indian GAAP.

•	Reappointment of Mr S R Sukumara as director.

•	Appointment of ASA & Associates as the statutory auditors.

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

Following the introduction of the Depositories Act, 1996, and the repeal of Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in some circumstances, the equity shares of a public Company are freely transferable, subject only to the provisions of Section 111A of the Indian Companies Act and the listing agreement entered into between the Company and relevant stock exchange on which the shares of the Company are listed. Since we are a public Company under Indian law, the provisions of Section 111A will apply to us. Our Articles currently contain provisions that give our directors discretion to refuse to register a transfer of shares in some circumstances. According to our Articles, our directors are required to exercise this right in the best interests of our Company. While our directors are not required to provide a reason for any such refusal in writing, they must give notice of the refusal to the transferee within two months after receipt of the application for registration of transfer by our Company. In accordance with the provisions of Section 111A(2) of the Indian Companies Act, our directors may exercise this discretion if they have sufficient cause to do so. If our directors refuse to register a transfer of shares, the shareholder wishing to transfer his, her or its shares may file a civil suit or an appeal with the Company Law Board or CLB/Tribunal.

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

Under the Indian Companies Act, unless the shares of a Company are held in a dematerialized form, a transfer of shares is effected by an instrument of transfer in the form prescribed by the Indian Companies Act and the rules there under together with delivery of the share certificates. Our transfer agent is Citibank, N.A.—Mumbai branch.

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

Foreign Direct Investment

Foreign Direct Investment (FDI) in India is governed by the FDI Policy announced by the Government of India and the provisions of the Foreign Exchange Management Act (FEMA), 1999. Reserve Bank has issued Notification No. FEMA 20 /2000-RB dated May 3, 2000 which contains the Regulations in this regard. This Notification has been amended from time to time. The various amendments are compiled every year in Master Circulars. In terms of Master Circular issued in July 1, 2009, FDI is freely permitted in almost all sectors. Under the FDI Scheme, investments can be made by non-residents in the shares / convertible debentures / preference shares of an Indian Company, through two routes; the Automatic Route and the Government Route. Under the Automatic Route, the foreign investor or the Indian Company does not require any approval from the Reserve Bank or Government of India (RBI) for the investment. Under the Government Route, prior approval of the Government of India, Ministry of Finance, Foreign Investment Promotion Board (FIPB) is required. The details of FDI are contained in the policy and procedures in respect of FDI in India are available in “the Manual on Investing in India—Foreign Direct Investment, Policy & Procedures”.

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

As of the date, the Company may not issue further ADRs in view of its inability to list its shares in the domestic market since the Company’s financials does not satisfy the eligibility criteria for an initial public offering issued by SEBI.

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

Minimum Alternate Tax. The Indian Government had introduced Section 115JA to the Income Tax Act which came into effect in April 1, 1997, to bring certain zero tax companies under the ambit of a Minimum Alternative Tax, or MAT. If the taxable income of a Company computed under this Act, in respect of a previous year was less than 30% of its book profits, the total income of such Company chargeable to tax for the relevant previous year shall be deemed to be an amount equal to 30% of such book profits. Effective April 1, 2001, Finance Act, 2000 introduced Section 115JB, pursuant to which the income of companies eligible for tax holiday under sections 10A or 10AA of the Act was exempted from MAT. The amount of income to which any of the provisions of section 10A or section 10AA apply, was reduced from the book profit for the purposes of calculation of income tax payable under the aforesaid section. The Finance Act, 2007 included income eligible for deductions under sections 10A and 10B of the Act in the computation of book profits for the levy of MAT. The rate of MAT for domestic companies, effective April 1, 2007, was 11.33% (inclusive of applicable surcharge and education cess) and levied on its book profits. The Income tax Act provides that the MAT paid by the companies can be adjusted against its tax liability under the normal provisions of the India Income tax laws but limited to the extent that is over and above the tax computed under MAT provisions over the next seven years which is being increased to 10 years by the Finance (No 2) Act 2009.The Finance Act (No 2) 2009 has increased the rate of MAT to 16.995%(inclusive of applicable surcharge and education cess) and increased the number of years to 10 years to carry forward the MAT credit. The rate was further increased to 19.93% by the Finance Act 2010. The rate was further increased to 20.01% by the Finance Act 2011.

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

The statutory corporate income tax rate and the surcharge thereon are subject to change in line with the changes announced in the Union Budget each year. For fiscal year 2011, the corporate income tax rate was 30%, subject to a surcharge of 7.5% and education cess of 2% and 1% secondary and higher education cess, resulting in an effective tax rate of 33.22%. For fiscal year 2012, the corporate income tax rate is 30%, subject to a surcharge of 5% and education cess of 2 % and 1% secondary and higher education cess, resulting in an effective tax rate of 32.445%. We cannot assure you that the current income tax rate will remain unchanged in the future. We also cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be levied by the Government of India. Until April 1, 2002, dividends declared, distributed or paid by an Indian corporation were subject to a dividend tax of 10.2%, including the applicable surcharge for fiscal 2002, of the total amount of the dividend declared, distributed or paid. This tax is not paid by shareholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation before distribution of a dividend. Effective April 1, 2002, Indian companies were no longer to be taxed on declared dividends. The Finance Act, 2003 proposed that after April 1, 2003, dividend income will be exempt from tax for shareholders and that domestic companies will be liable to pay a dividend distribution tax at the rate of 12.5% plus a surcharge and education cess at the time of the distribution. The Finance Act 2012 has increased the rate of dividend distribution tax to 15% plus applicable surcharge and education cess resulting in an effective rate of 16.22%.

Material United States Federal Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of equity shares or ADSs and is for general information only. This summary addresses the U.S. federal income tax considerations of holders that are U.S. holders. U.S. holders are beneficial holders of equity shares or ADSs who are citizens or residents of the U.S., or corporations (or other entities treated as corporations for U.S. federal tax purposes) created in or under the laws of the U.S. or any political subdivision thereof or therein, estates, the income of which is subject to U.S. federal income taxation regardless of its source, and trusts (a) for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions or (b) that was in existence on August 20, 1996 and has a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person. This summary is limited to U.S. holders who will hold equity shares or ADSs as capital assets for U.S. federal income tax purposes (generally, assets held for investment). In addition, this summary is limited to U.S. holders who are not resident in India for purposes of the Convention between the Government of the United States of America and the Government of the Republic of India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income, the ‘Treaty’. If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, holds the equity shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding equity shares or ADSs should consult his, her or its own tax advisor.

This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, financial institutions, dealers in securities or currencies, tax-exempt entities, persons that will hold equity shares or ADSs as a position in a ‘straddle’ or as part of a ‘hedging’ or ‘conversion’ transaction for tax purposes, persons that have a ‘functional currency’ other than the U.S. dollar or holders of 10% or more, by voting power or value, of the shares of our Company. This summary is based on the tax laws of the U.S. as in effect on the date of this Annual Report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this Annual Report, as well as judicial and administrative interpretations thereof available on or before such date, and is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below. We have not requested and will not request a ruling from the Internal Revenue Service (the ‘IRS’) with respect to any of the U.S. federal income tax consequences as described above, and as a result there can be no assurance that the IRS will not disagree with or challenge any conclusions we have reached and decribed herein.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSs

Ownership of ADSs. For U.S. federal income tax purposes, holders of ADSs will be treated as the holders of equity shares represented by such ADSs

Dividends. Subject to the discussion of the passive foreign investment company rules below, the gross amount of any distributions of cash or property with respect to ADSs or equity shares (before reduction for any Indian withholding taxes) generally will be included in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally should be the date of receipt by the Depository, to the extent such distributions are made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles), of our Company. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by our Company exceeds our Company’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles) such excess will be treated first as a tax-free return of capital to the extent of the U.S. holder’s tax basis in the equity shares or ADSs, and thereafter as capital gain.

Subject to certain limitations, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a ‘qualified foreign corporation’ for U.S. federal income tax purposes. A qualified foreign corporation includes a foreign corporation if (1) its shares (or, according to legislative history, its ADSs) are readily tradable on an established securities market in the U.S. or (2) it is eligible for the benefits under a comprehensive income tax treaty with the U.S. In addition, a corporation is not a qualified foreign corporation if it is a passive foreign investment company (as discussed below). The ADSs are traded on the NASDAQ Global Market. Due to the absence of specific statutory provisions addressing ADSs, however, there can be no assurance that we are a qualified foreign corporation solely as a result of our listing on NASDAQ Global Market. Nonetheless, we may be eligible for benefits under the Treaty. Each U.S. holder should consult its own tax advisor regarding the treatment of dividends and such holder’s eligibility for a reduced rate of taxation.

U.S. holders that are eligible for the benefits under the Treaty, may be able to claim a reduced rate of Indian withholding tax. U.S. holders should consult their own tax advisor with respect to the eligibility for reduction of Indian withholding tax. U.S. holders may claim a deduction or a foreign tax credit, subject to other applicable limitations, only for tax withheld at the appropriate tax rate. U.S. holders should not be allowed to a foreign tax credit for withholding tax for any portion of the tax that could have been avoided by claiming benefits under the Treaty. The rules governing the foreign tax credits are complex and involve the application of rules that depend on the particular circumstances of each U.S. holder. Therefore, each U.S. holder should consult his, her or its it own tax advisor with respect to the availability of the foreign tax credit rules applicable to such U.S. holder’s particular circumstances.

If dividends are paid in Indian rupees, the amount of the dividend distribution included in the income of a U.S. holder will be in the U.S. dollar value of the payments made in Indian rupees, determined at a spot exchange rate between Indian rupees and U.S. dollars applicable to the date such dividend is included in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss, if any, resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss

Sale or Exchange of Equity shares or ADSs. Subject to the discussion of the passive foreign investment company rules below, a U.S. holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder’s tax basis, determined in U.S. dollars, in the equity shares or ADSs. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the equity shares or ADSs were held for more than one year. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes. Therefore, U.S. holders may not be able to use any foreign tax credit arising from any Indian tax imposed on the sale or exchange of equity shares or ADSs unless the credit can be applied (subject to applicable limitations) against tax due on other foreign source income. The deductibility of capital losses may be subject to limitation.

U.S. holders who receive any foreign currency on the sale or exchange of equity shares or ADSs may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale or exchange of the equity shares or ADSs and the date the sale proceeds are converted into U.S. dollars.

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

If a U.S. holder holds equity shares or ADSs in any year in which we are a passive foreign investment company, that U.S. holder will be required to file IRS Form 8621 (or similar such form) regarding distributions received on equity shares or ADSs and any gain realized on the disposition of equity shares or ADSs.

Backup Withholding Tax and Information Reporting Requirements. Dividends paid, if any, on equity shares of ADSs to a U.S. holder who is not an “exempt recipient,” may be subject to information reporting and, unless a U.S. holder either furnishes its taxpayer identification number or otherwise establishes an exemption, may also be subject to U.S. backup withholding tax. In addition, information reporting will apply to payments of proceeds from the sale, exchange, redemption or other disposition of equity shares or ADSs by a paying agent, including a broker, within the U.S. to a U.S. holder, other than an “exempt recipient.” An “exempt recipient” includes a corporation. In addition, a paying agent within the U.S. will be required to backup withhold 28% of any payments of the proceeds from the sale or redemption of equity shares or ADSs within the U.S. to a holder, other than an “exempt recipient,” if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with such backup withholding requirements. Backup withholding is not an additional tax and may be refunded (or credited against the U.S. holder’s U.S. federal income tax liability, if any), provided that certain required information is furnished to the IRS. The information reporting requirements may apply regardless of whether withholding is required.

The above summary is not intended to constitute a complete analysis of all tax consequences relating to ownership of equity shares or ADSs. U.S. holders should consult their own tax advisor concerning the tax consequences to them under U.S. federal State, local and applicable foreign tax laws of the acquisition, ownership and disposition of equity shares or ADSs.

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

Direct and Indirect Payments by the Depositary to Sify

Pursuant to the Deposit Agreement with Citibank, we received the following payments from Citibank during the fiscal year ended March 31, 2012 in connection with our ADS Program:

Fee	Amount in $USD
Financial Audit Fees	431,500.40
US Legal Counsel Fees	17,547.66
Investor Call Expenses	31,925.00
Travel related to Investor relations	3,185.95
Internet, telephone and mail charges	3,239.69
Printing and mailing	3,382.69
Processing Fees	27,636.00
Text Conversion charges & others	1,045.00

Total amount spent	519,462.39

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

Item 15.	CONTROLS AND PROCEDURES

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

Based on their evaluation as of March 31, 2012, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, were effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure

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

2)	Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2012. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2012.

3)	Our independent registered public accounting firm, ASA & Associates, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2012.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Sify Technologies Limited

We have audited Sify Technologies Limited’s (“the Company”) internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of the Company as of March 31, 2012 and March 31, 2011 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended March 31, 2012 and March 31, 2011, and our report dated August 13, 2012 expressed an unqualified opinion on those consolidated financial statements.

ASA & Associates

Independent Registered Public Accounting Firm

Chennai, India

August 13, 2012

Changes in internal control over financial reporting

During the period covered by this Annual Report, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

TYPE OF SERVICE	FISCAL YEAR ENDED
	MARCH 31, 2012	MARCH 31, 2011
(a) Audit Fees	Rs.3.00 million	Rs.2.00 million
(b) Audit Related Fees	Nil	Nil
(c) Tax Fees	Nil	Nil
(d) All Other Fees	Nil	Nil

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

Item 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F:	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

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

Consolidated Statements and other Financial Information

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Sify Technologies Limited

We have audited the accompanying consolidated statements of financial position of Sify Technologies Limited and subsidiaries (‘the Company’) as of March 31, 2012 and 2011 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended March 31, 2012 and 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements, based on our audit.

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

In our opinion, based on our audit, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sify Technologies Limited and subsidiaries as of March 31, 2012 and 2011 and the results of their operations and their cash flows for the years ended March 31, 2012 and 2011, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sify Technologies Limited’s internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 13, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

We also have audited the reclassification adjustments to the consolidated financial statements for the year ended March 31, 2010 to retrospectively apply the change in presentation described in note 34 under the heading “Reorganization of business segments”. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the consolidated financial statements for year ended March 31, 2010 of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the consolidated financial statements for the year ended March 31, 2010 taken as a whole.

ASA & Associates

Independent Registered Public Accounting Firm

Chennai, India

August 13, 2012

Report of KPMG, Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Sify Technologies Limited

We have audited, before the effects of the adjustments to retrospectively revise the segment disclosures as described in note 34 under the heading “reorganization of business segments”, the accompanying consolidated statements of income, comprehensive income, changes in equity and cash flows of Sify Technologies Limited and subsidiaries (‘the Company’) for the year ended March 31, 2010. The 2010 segment disclosures before the effects of the retrospective adjustments as discussed in note 34 under the heading “reorganization of business segments” are not presented herein. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements, based on our audit. We did not audit the consolidated financial statements of MF Global Sify Securities Private Limited (MF Global), (a 29.85% percent owned investee company). The Company’s equity in earnings of MF Global was Rs.91,135 (in thousands) for the year ended March 31, 2010. The consolidated financial statements of MF Global were audited by other auditors whose report has been furnished to us, and our opinion, in so far as it relates to the amounts included for MF Global, is based solely on the report of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the 2010 consolidated financial statements referred to above, before the effects of the adjustments to retrospectively revise the segment disclosures as described in note 34 under the heading “reorganization of business segments” present fairly, in all material respects, the results of the operations and cash flows of Sify Technologies Limited and subsidiaries for the year ended March 31, 2010, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively revise the segment disclosures as described in note 34 under the heading “reorganization of business segments”, and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by a successor auditor.

KPMG

Chennai, India

November 30, 2010

Sify Technologies Limited

Consolidated Statement of Financial Position

(In thousands of Rupees, except share data and as otherwise stated)

		As at March 31,		As at March 31,
	Note	2012 Rs	2011 Rs	2012 Convenience translation into US$ thousands
				(Unaudited) Note 2(c)
Assets
Property, plant and equipment	5	3,860,287	3,760,473	75,455
Intangible assets	6	105,727	104,626	2,067
Investment in equity accounted investee	7	—	702,363	—
Lease prepayments	9	364,190	63,068	7,119
Other assets	10	1,073,479	672,843	20,983
Other investments	15	160	160	3
Deferred tax assets	11	—	—	—

Total non-current assets		5,403,843	5,303,533	105,627

Inventories	12	20,259	15,637	396
Trade and other receivables, net	13	3,335,223	3,185,913	65,192
Prepayments for current assets	14	198,033	190,191	3,871
Restricted cash	8	150,533	84,538	2,942
Cash and cash equivalents	8	742,235	458,559	14,508

Current assets before non-current asset held for sale		4,446,283	3,934,838	86,909
Non-current asset held for sale	7	732,692	—	14,322

Total current assets		5,178,975	3,934,838	101,231

Total assets		10,582,818	9,238,371	206,858

Equity	16
Share capital		1,329,203	858,832	25,981
Share premium		18,267,148	17,216,121	357,059
Share based payment reserve		221,710	190,325	4,334
Other components of equity		22,781	7,365	445
Accumulated deficit		(13,990,188)	(13,606,851)	(273,460)

Total equity attributable to equity holders of the Company		5,850,654	4,665,792	114,359

Non-controlling interest		—	—	—

Total equity		5,850,654	4,665,792	114,359

Sify Technologies Limited

Consolidated Statement of Financial Position

(In thousands of Rupees, except share data and as otherwise stated)

		As at March 31,		As at March 31,
	Note	2012 Rs	2011 Rs	2012 Convenience
				translation into US$ thousands (Unaudited) Note 2(c)
Liabilities
Finance lease obligations, other than current installments	17	101,141	127,746	1,977
Borrowings	20	186,312	262,608	3,642
Employee benefits	18	50,066	47,788	979
Other liabilities	19	211,504	163,245	4,134

Total non-current liabilities		549,023	601,387	10,732

Finance lease obligations, current installments	17	75,785	60,507	1,481
Borrowings	20	543,031	1,035,802	10,614
Bank overdraft	8	798,180	678,901	15,602
Trade and other payables	21	2,382,352	1,783,388	46,568
Deferred income	22	383,793	412,594	7,502

Total current liabilities		4,183,141	3,971,192	81,767

Total liabilities		4,732,164	4,572,579	92,499

Total equity and liabilities		10,582,818	9,238,371	206,858

The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited

Consolidated Statement of Income

(In thousands of Rupees, except share data and as otherwise stated)

		Year ended March 31,			Year ended March 31,
	Note	2012 Rs	2011 Rs	2010 Rs	2012 Convenience
					translation into US$ thousands (Unaudited) Note2(c)
Revenue
— Rendering of services		6,809,663	6,283,569	5,657,140	133,105
— Sale of products		889,286	603,060	1,053,048	17,382
Total	23	7,698,949	6,886,629	6,710,188	150,487

Cost of goods sold and services rendered

— Rendering of services		(3,841,219)	(3,655,994)	(3,157,472)	(75,082)
— Sale of products		(819,554)	(553,436)	(939,066)	(16,019)

Total	25	(4,660,773)	(4,209,430)	(4,096,538)	(91,101)
Other income	26	37,377	72,693	131,789	731

Selling, general and administrative expenses	28	(2,547,209)	(2,441,799)	(2,482,415)	(49,789)
Depreciation and amortization	5 & 6	(691,560)	(685,836)	(656,797)	(13,518)

Impairment loss on intangibles including goodwill	6	—	(1,857)	(47,269)	—

Income from legal settlement	27	—	—	561,120	—

Profit / (loss) from operating activities		(163,216)	(379,600)	120,078	(3,190)

Finance income	31	59,313	45,698	27,994	1,159

Finance expenses	31	(306,732)	(258,622)	(293,873)	(5,996)

Net finance income / (expense)	31	(247,419)	(212,924)	(265,879)	(4,837)

Share of profit of equity accounted investee	7	27,298	73,032	91,135	534

Profit / (loss) before tax		(383,337)	(519,492)	(54,666)	(7,493)

Income tax (expense) / benefit	11	—	—	81,479	—

Profit / (loss) for the year		(383,337)	(519,492)	26,813	(7,493)

Attributable to:
Equity holders of the Company		(383,337)	(519,492)	17,027	(7,493)

Non-controlling interest		—	—	9,786	—

		(383,337)	(519,492)	26,813	(7,493)

Earnings / (loss) per share	32
Basic earnings /(loss) per share		(3.71)	(8.20)	0.33	(0.07)
Diluted earnings/(loss) per share		(3.71)	(8.20)	0.33	(0.07)

The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited

Consolidated Statement of Comprehensive Income

(In thousands of Rupees, except share data and as otherwise stated)

		Year ended March 31,
	Note	2012 Rs	2011 Rs	2010 Rs	2012 Convenience translation into US$ thousands Note 2(c)
					(Unaudited)
Profit / (loss) for the year		(383,337)	(519,492)	26,813	(7,493)

Other comprehensive income
Foreign currency translation differences for foreign operations		3,006	(229)	1,682	59
Defined benefit plan actuarial gains / (losses)		9,372	8,358	5,508	183
Change in fair value of available for sale investments, transferred to profit or loss		—	—	6,441	—
Share of gains and (losses) from equity accounted investees (net of taxes)		3,038	(4,138)	(566)	60

Other comprehensive income for the year, net of income tax		15,416	3,991	13,065	302

Total comprehensive income for the year	16	(367,921)	(515,501)	39,878	(7,191)

Attributable to:
Equity holders of the Company		(367,921)	(515,501)	30,092	(7,191)
Non-controlling interest		—	—	9,786	—

Total comprehensive income/(expense) for the year		(367,921)	(515,501)	39,878	(7,191)

The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited

Consolidated Statement of Changes in Equity

(In thousands of Rupees, except share data and as otherwise stated)

For year ended March 31, 2012

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained earnings / (accumulated deficit)	Total	Non- controlling interest	Total equity
Balance at April 1, 2011	858,832	17,216,121	190,325	7,365	(13,606,851)	4,665,792	—	4,665,792

Total comprehensive income for the year	—	—	—	15,416	(383,337)	(367,921)	—	(367,921)

Transactions with owners, recorded directly in equity
Issue of share capital	470,371	1,051,027	—	—	—	1,521,398	—	1,521,398

Share-based payment transactions	—	—	31,385	—	—	31,385	—	31,385

Balance at March 31, 2012	1,329,203	18,267,148	221,710	22,781	(13,990,188)	5,850,654	—	5,850,654

For year ended March 31, 2011

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained earnings / (accumulated deficit)	Total	Non- controlling interest	Total equity
Balance at April 1, 2010	546,332	16,528,621	180,124	3,374	(13,087,359)	4,171,092	—	4,171,092

Total comprehensive income for the year	—	—	—	3,991	(519,492)	(515,501)	—	(515,501)

Transactions with owners, recorded directly in equity
Issue of share capital	312,500	687,500	—	—	—	1,000,000	—	1,000,000

Share-based payment transactions	—	—	10,201	—	—	10,201	—	10,201

Balance at March 31, 2011	858,832	17,216,121	190,325	7,365	(13,606,851)	4,665,792	—	4,665,792

Sify Technologies Limited

Consolidated Statement of Changes in Equity

(In thousands of Rupees, except share data and as otherwise stated)

For year ended March 31, 2010

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained earnings / (accumulated deficit)	Total	Non- controlling interest	Total equity
Balance at April 1, 2009	441,018	16,375,217	149,535	(9,691)	(13,104,386)	3,851,693	248,848	4,100,541

Total comprehensive income for the year	—	—	—	13,065	17,027	30,092	9,786	39,878

Transactions with owners, recorded directly in equity
Issue of share capital	105,300	737,537	—	—	—	842,837	—	842,837
Share options exercised	14	70				84	—	84
Share-based payment transactions	—	—	30,589	—	—	30,589	—	30,589
Changes in ownership interests in subsidiaries that do not result in a loss of control
Acquisition of non-controlling interest	—	(584,203)	—	—	—	(584,203)	(258,634)	(842,837)
Balance at March 31, 2010	546,332	16,528,621	180,124	3,374	(13,087,359)	4,171,092	—	4,171,092

The accompanying notes form an integral part of these consolidated financial statements.

Sify Technologies Limited

Consolidated Statements of Cash Flows

For the fiscal years ended March 31,

(In thousands of Rupees, except share data and as otherwise stated)

	Year ended March 31,
	2012 Rs	2011 Rs	2010 Rs	2012 Convenience translation into US$ thousands
				(Unaudited) Note 2(c)
Profit/(loss) for the year	(383,337)	(519,492)	26,813	(7,493)
Adjustments for:
Depreciation and amortization	691,560	685,836	656,797	13,518
Impairment loss on intangibles including goodwill	—	1,857	47,269	—
Share of profit of equity accounted investee	(27,298)	(73,032)	(91,135)	(534)
(Gain) / loss on sale of property, plant and equipment	(680)	(594)	(2,414)	(13)
Provision for doubtful receivables	95,405	161,922	121,987	1,865
Realized loss on sale of investments	—	—	373	—
Stock compensation expense	31,385	10,201	30,589	613
Net finance (income) / expense	247,419	212,924	265,879	4,836
Income tax expense/(benefit)	—	—	(81,479)	—
Unrealized (gain)/ loss on account of exchange differences	17,644	1,196	703	345
Amortization of leasehold prepayments	6,308	—	3,917	123

	678,406	480,818	979,299	13,260

Change in trade and other receivables	(105,449)	(153,560)	(585,805)	(2,061)
Change in inventories	(4,622)	5,851	17,600	(90)
Change in other assets	(326,006)	(34,082)	(64,112)	(6,372)
Change in trade and other payables	472,443	(26,597)	517,497	9,235
Change in employee benefits	11,650	1,341	(3,984)	228
Change in deferred income	(4,533)	(5,972)	63,762	(89)

	721,889	267,799	924,257	14,111
Income taxes paid	(121,675)	(42,440)	(164,455)	(2,379)

Net cash from / (used in) operating activities	600,214	225,359	759,802	11,732

Sify Technologies Limited

Consolidated Statements of Cash Flows

For the fiscal years ended March 31,

(In thousands of Rupees, except share data and as otherwise stated)

	Year ended March 31,
	2012 Rs	2011 Rs	2010 Rs	2012 Convenience translation into US$ thousands
				(Unaudited) Note 2(c)
Cash flows from / (used in) investing activities
Acquisition of property, plant and equipment	(840,653)	(674,558)	(759,435)	(16,432)
Expenditure on intangible assets	(111,081)	(120,710)	(220,299)	(2,171)
Proceeds from sale of property, plant and equipment	1,029	3,109	5,979	20
Payment towards purchase of unquoted equity shares	—	(160)	—	—
Finance income received	48,734	61,669	57,130	953
Short term investments (net)	—	—	19,942	—

Net cash from / (used in) investing activities	(901,971)	(730,650)	(896,683)	(17,630)

Cash flows from / (used in) financing activities
Proceeds from issue of share capital (including share premium)	1,500,000	1,000,000	84	29,320
Proceeds from issue of shares on exercise of ASOP (including share premium)	21,398	—	—	418
Proceeds from / (repayment) of borrowings (net)	(600,588)	(103,860)	8,409	(11,739)
Finance expenses paid	(312,927)	(293,265)	(318,723)	(6,117)
Repayment of finance lease liabilities	(71,476)	(51,175)	(44,256)	(1,397)

Net cash from / (used in) financing activities	536,407	551,700	(354,486)	10,485

Net increase / (decrease) in cash and cash equivalents	234,650	46,409	(491,367)	4,587
Cash and cash equivalents at April 1	(135,804)	(181,586)	312,715	(2,654)
Effect of exchange fluctuations on cash held	(4,258)	(627)	(2,934)	(83)

Cash and cash equivalents at March 31	94,588	(135,804)	(181,586)	1,850

Refer note 3 (c) and note 8 for the composition of cash and cash equivalents.

Supplementary information
Additions to property, plant and equipment represented by finance lease obligations	60,149	38,111	99,950	1,176

The accompanying notes form an integral part of these consolidated financial statements

SIFY TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Rupees, except share data and as stated otherwise)

1. Reporting entity

Sify Technologies Limited, (‘Sify’ or ‘the Company’) formerly known as Sify Limited and Satyam Infoway Private Limited, is a leading internet services provider headquartered in Chennai, India. These Consolidated Financial Statements comprise the Company and its subsidiaries (Sify Software Limited (formerly Sify Networks Private Limited), Sify Technologies (Singapore) Pte. Limited, Sify International Inc., Hermit Projects Private Limited and Pace Info Com Park Private Limited) (together referred to as the ‘Group’ and individually as ‘Group entities’) and the Group’s interest in MF Global Sify Securities India Private Limited, an equity accounted investee. The Group is primarily involved in providing services, such as Network and IT Services, Online Portal and Content offerings and in selling hardware and software related to such services. Sify is listed on the NASDAQ Global Select Market in the United States.

2. Basis of preparation

a. Statement of compliance

The accompanying Consolidated Financial Statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations as issued by the International Accounting Standards Board (IASB).

These Consolidated Financial Statements have been approved for issue by the Board of Directors on August 13, 2012.

b. Basis of measurement

These Consolidated Financial Statements have been prepared on the historical cost basis except for the following:

•	Available for sale financial assets are measured at fair value

•	Non-current asset held for sale measured at lower of carrying value and fair value less costs to sell.

•	Derivative financial instruments are measured at fair value

•	Financial instruments at fair value through profit or loss are measured at fair value.

•

The defined benefit asset is recognized as the net total of the plan assets, plus unrecognized past service cost and unrecognized actuarial losses, less unrecognized actuarial gains and the present value of the defined benefit obligation.

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

Convenience translation (unaudited): Solely for the convenience of the reader, the financial statements as of and for the year ended March 31, 2012 have been translated into United States dollars (neither the presentation currency nor the functional currency of the Group) based on the reference rate in the City of Mumbai on March 31, 2012, for cable transfers in Indian rupees as published by the Reserve Bank of India which was Rs.51.16 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollar at such a rate or at any other rate on March 31, 2012 or at any other date.

d. Use of estimates and judgements

The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in future periods which are affected.

In particular, areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the following:

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

(ii) Associates (equity accounted investees)

Associates are those entities where the Group has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity. Associates are accounted for using the equity method (equity accounted investees) and are initially recognized at cost. The Group’s investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The Consolidated Financial Statements include the Group’s share of the income and expenses and equity movements of equity accounted investees from the date that significant influence commences until the date that significant influence ceases. The investment would be classified as ‘held for sale’ when the carrying amount of the investment will be recovered through a sale transaction rather than through its continued use and such sale is highly probable. Such investments are measured at the lower of its carrying amount and fair value less cost to sell. When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

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

b. Foreign currency

(i) Foreign currency transactions

Transactions in foreign currencies on initial recognition are translated to the respective functional currencies of Group entities at exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rates at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary assets and liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale financial assets that are not monetary items, are recognized directly in other comprehensive income.

(ii) Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Indian Rupees at exchange rates at the reporting date. The income and expenses of foreign operations are translated to Indian rupees using average exchange rates during the period. Foreign currency differences are recognized in other comprehensive income. Such differences are captured in the foreign currency translation reserve “FCTR” within other components of equity. When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.

c. Financial instruments

(i) Non-derivative financial instruments

Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments are recognized initially at fair value plus any directly attributable transaction costs. However if the instrument is recognized as at fair value through profit or loss then any directly attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition non-derivative financial instruments are measured as described below:

Non-derivative financial assets

a) Available-for-sale financial assets

Available-for-sale (AFS) financial assets are those non-derivative financial assets that are designated as available for sale or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss in accordance with IAS 39.

Investments in equity and certain debt securities are initially recognized at fair value and classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign exchange gains and losses on available-for-sale monetary items are recognized directly in other comprehensive income. When an investment is de-recognized, the cumulative gain or loss in equity is transferred to profit or loss. These are presented as current assets unless the management intends to dispose of the assets after 12 months from the balance sheet date.

b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These are presented as current assets, except for those maturing later than 12 months after the balance sheet date which are presented as non-current assets. Loans and receivables are initially measured at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method, less any impairment loss. Loans and receivables are represented by trade receivables, unbilled revenue, cash and cash equivalents. Cash and cash equivalents comprise cash balances and demand deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

c) Others

Other non-derivative financial instruments are measured at amortized cost using the effective interest method, less any impairment losses.

Non-derivative financial liabilities

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the assets and settle the liability simultaneously.

The Group classifies non-derivative financial liabilities to the other financial liabilities category. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Other financial liabilities comprise loans and borrowings and trade and other payables.

(ii) Derivative financial instruments

Foreign exchange forward contracts and options are purchased to mitigate the risk of changes in foreign exchange rates associated with certain payables, receivables and forecasted transactions denominated in certain foreign currencies.

These derivative contracts do not qualify for hedge accounting under IAS 39, and are initially recognized at fair value on the date the contract is entered into and subsequently re-measured at their fair value. Gains or losses arising from changes in the fair value of the derivative contracts are recognized immediately in profit or loss. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

d. Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new ordinary shares or share options are recognized as a deduction from equity, net of any tax effects.

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

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized net within “other income / other expenses” in statement of income.

(i) Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is de-recognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(ii) Depreciation

Depreciation is recognized in the consolidated statement of income on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Management’s estimated useful lives for the years ended March 31, 2012, 2011 and 2010 were as follows:

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

The acquisition of an asset or a group of assets that does not constitute a ‘business’ as per IFRS 3 is accounted for by identifying and recognizing the individual identifiable assets acquired and liabilities assumed. The cost of the group is allocated to such individual identifiable assets and liabilities on the basis of their relative fair values on the date of purchase.

(ii) Goodwill

Goodwill represents the cost of a business acquisition in excess of the Group’s interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree.

Acquisitions prior to April 1, 2006

In respect of acquisitions prior to April 1, 2006, goodwill, if any, represents the amount recognized under the Group’s previous accounting framework, US GAAP.

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

Acquisition of non-controlling interest

Acquisition of non-controlling interests are accounted for as transactions with equity holders in their capacity as equity-holders and therefore no goodwill is recognized as a result of such transactions.

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

(iv) Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(v) Amortization of intangible assets with finite useful lives

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The estimated useful lives for the current and previous year are as follows:

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

Assets taken on finance lease:

A finance lease is recognized as an asset and a liability at the commencement of lease, at lower of the fair value of leased asset or the present value of the minimum lease payments. Initial direct costs, if any, are also capitalized and subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Assets taken on operating lease:

Other leases are operating leases and the leased assets are not recognized on the Group’s statement of financial position. Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease.

Assets given on finance lease:

The Group is a dealer lessor for leasing various types of products sold to its customers. Profit or loss on sale of such products is recognized in accordance with the policy on outright sales. Finance income i.e., excess of gross minimum lease payments and normal selling price is recognized over the lease period.

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

Subsequent to initial recognition, the security deposit is measured at amortized cost using the effective interest method with the carrying amount increased over the lease period up to the refundable amount. The amount of increase in the carrying amount of deposit is recognized as interest income. The lease prepayment is amortized on a straight line basis over the lease term as a lease rental expense.

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

i. Construction contracts in progress

Construction contracts in progress represents the gross unbilled amount expected to be collected from customers for contract work performed to date. It is measured at cost plus profit recognized to date less progress billing and recognized losses. Cost includes all expenditure related directly to specific projects and an allocation of fixed and variable overheads incurred in the Group’s contracts and activities based on normal operating capacity.

Construction contract in progress is presented as part of trade and other receivable in statement of financial position for all contracts in which costs incurred plus recognized profit exceed progress billings. If progress billings exceeds cost incurred plus recognized profits, then the difference is presented as deferred income / revenue in the statement of financial position.

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

Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate.

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

Reversal of impairment loss

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost and available-for-sale financial assets that are debt securities, the reversal is recognized in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognized directly in other comprehensive income and presented within equity.

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

Reversal of impairment loss

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized directly in other comprehensive income and presented within equity.

k. Employee benefits

Employee benefits are accrued in the period in which the associated services are rendered by employees of the Group, as detailed below:

(a) Defined contribution plan (Provident fund)

In accordance with Indian law, all employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and employer make monthly contributions to the plan, each equal to a specified percentage of employee’s basic salary. The Group has no further obligations under the plan beyond its monthly contributions. The Group does not have any legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. Obligation for contributions to the plan is recognized as an employee benefit expense in profit or loss when incurred.

(b) Defined benefit plans (Gratuity)

In accordance with applicable Indian laws, the Group provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering all employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on the respective employee’s last drawn salary and the years of employment with the Group. The Company’s net obligation in respect of the gratuity plan is calculated by estimating the amount of future benefits that the employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service cost and the fair value of plan assets are deducted. The discount rate is the yield at the reporting date on risk free government bonds that have maturity dates approximating the terms of the Company’s obligations. The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Group, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan.

The Group recognizes all actuarial gains and losses arising from defined benefit plans directly in other comprehensive income and presented within equity. The Company has an employees’ gratuity fund managed by the Life Insurance Corporation of India (LIC).

(c) Short term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

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

l. Share-based payment transactions

The grant date fair value of options granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the options. The expense is recorded for each separately vesting portion of the award as if the award was, in substance, multiple awards. The increase in equity recognized in connection with a share based payment transaction is presented as a separate component in equity. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest. In respect of options whose terms and conditions are modified, the Group includes the incremental fair value of the options in the measurement of the amounts recognized for services received from the employees. The incremental fair value is the difference between the fair value of the modified option and that of the original option both estimated as at the date of the modification. If the modification occurs during the vesting period, the incremental fair value granted is included in the measurement of the amount recognized for services received over the period from the modification date until the date when the modified equity instruments vest, in addition to the amount based on the grant date fair value of the original equity instruments, which is recognized over the remainder of the original vesting period. If the modification occurs after vesting date, the incremental fair value granted is recognized immediately, or over the vesting period if the employee is required to complete an additional period of service before becoming unconditionally entitled to those modified equity instruments.

m. Provisions

Provisions are recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Group recognizes any impairment loss on the assets associated with that contract.

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

The revenue recognition in respect of the various streams of revenue is described below:

(i) Enterprise services

Enterprise services revenue broadly consist revenue from Network services and IT services.

(c) Revenue from Network Services: These primarily include connectivity services including installation of a connectivity link, and to a lesser extent, sale of hardware and software (purchased from third party vendors). In certain cases, these elements are sold as a package consisting all or some of the elements. In these cases the Group applies the recognition criteria to the separately identifiable components of a single transaction in order to reflect the substance of the transaction with different revenue allocations for each component. These multiple element arrangements are recognized as separable elements because each element constitutes a separate earnings process, each element has a fair value that is reliable, verifiable and objectively determinable, and the undelivered element is not essential to functionality of the delivered elements. In this arrangement involving delivery of multiple elements, the units of accounting are determined based on whether the delivered items have a value to the customer on a stand-alone basis, whether there is objective and reliable evidence of fair value of the undelivered elements and if the arrangement includes a general right of return relative to the delivered item, whether delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Group. The arrangement consideration is allocated to the units of accounting based on their relative fair values. Revenue on delivered items is recognized when the revenue recognition criteria applicable to that unit of accounting are met.

The Group provides connectivity for a fixed period of time at a fixed rate regardless of usage. Connectivity is the last element that is provided in the case of a bundled contract. The connectivity charges are the same when sold alone or as part of a package. The revenue attributable to connectivity services is recognized ratably over the period of the contract.

In circumstances where there is multi element arrangement that includes hardware or software sales and last mile connectivity services, revenue from sale of hardware/software is recognized only upon completion of the services relating to last mile connectivity. Installation consists of commissioning of the last mile connectivity to the customer premises either through the Group’s wireless mode of delivery or through the carrier exchange. When the customer has such last mile connectivity, the Group does not charge any installation fee. Due to the short duration, the revenue attributable to the installation of the link is recognized on completion of the installation work. All revenues are shown exclusive of sales tax and service tax.

The Company provides NLD (National Long Distance) and ILD (International Long Distance) services through company’s network. The Company carries international voice traffic using the back-bone and delivers voice traffic to Direct Inter-connect Operators. Revenue is recognized based upon metered call units of voice traffic terminated on the Company’s network.

(d) Revenue from IT services: Web hosting service revenues primarily include co-location services. In certain cases, the Group also sells related hardware/software to its web hosting customers. This hardware as well as software are purchased from outside vendors and are freely traded in the market. The Group treats each element as a separate component of the arrangement which have separate earnings process. The value of the hosting service is determined based on fair value from similar services provided separately by the Group. When hardware and/or software is also included with hosting services and sold as a package, the revenue is allocated to the respective element based on their relative fair values. Revenue from hosting services is recognized over the period during which the service is provided.

The Company also deals in hardware and software. These are standard products that are freely traded in and purchased from the market, have standard specifications and are not otherwise customized for the specific needs of a customer. The software sold by the Group is off-the-shelf software, such as antivirus utilities and firewalls. The fair value for the hardware and software is available from the market. The revenue attributable to hardware/software is recognized on delivery. Trading transactions relating to standard hardware and software and involving arrangement of purchases from suppliers and sales to customers are reported on gross basis or on net basis, by carrying out a fact-specific evaluation of such transactions.

The Company generates revenue from construction of data centers. Revenue from such contracts includes the initial amount agreed in the contract plus any variations in contract work, claims and incentive payments, to the extent that it is probable that they will result in revenue and can be measured reliably. As soon as the outcome of a construction contract can be estimated reliably, contract revenue is recognized in profit or loss in proportion to the stage of completion of the contract. Contract expenses are recognized as incurred unless they create an asset related to future contract activity. The stage of completion is assessed by reference to the cost incurred until date to the total estimated costs. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable. An expected loss on a contract is recognized immediately in profit or loss.

The Group remotely manages the Information Technology infrastructure of global enterprises from India. The contracts are on time and material basis. Revenue in relation to ‘time’ is measured as the agreed rate per unit of time multiplied by the units of time expended. The element of revenue related to materials is measured in accordance with the terms of the contract. The revenue from on-demand storage / cloud offering is recognized based on the class of offering and usage of services.

(ii) Commercial and consumer services

This stream of revenue includes revenues from internet access services and online portal services

(b) Internet access services : It include Internet access at homes and businesses through dial-up or cable operator and internet access through a network of cybercafés. It also includes revenues from Voice over Internet Protocol (‘VoIP’) or Internet telephony.

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

Internet access at homes and businesses through cable networks, a franchised network of cable operators in India. Customers buy “user accounts” for a specified usage or volume of data transfer or for a specified period of time all within a contracted period. Revenues are recognized on actual usage by customer (where access is for a specified quantum of usage) and based on time (where access is for a specified period of time). Any unused hours at the end of the contracted period are recognized as revenue.

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

The initial franchisee fee revenue is recognized as revenue when all of the obligations required of the Group have been substantially accomplished or provided. Internet access revenue and Internet telephony revenues are recognized based on usage by the customer.

After the commencement of the franchisee operations, the Company renders subsequent services to the franchised cybercafés in form of providing bandwidth for establishing connectivity through supply of Sify cybercafé cards (typically called as ‘user accounts’ or ‘top ups’), providing backend support, the authentication/usage engine and the billing and collection system. The cybercafé cards enable the users to access the internet for a specified quantum of usage within a contracted period. As revenue from these subsequent services constitute continuing services, the revenue from such services are recognised based on the usage as the access is for a specified quantum of usage within a specified time. Any unused hours at the end of the contracted period are recognised as revenue.

The Company, along with provisioning of bandwidth on a recurring basis, renders other services on an integrated basis including backend support, authentication / usage engine and the billing and collection system to the franchisees. In such services, the Company, through application software, helps the franchisee to keep online track of the usage of Sify cybercafé cards by the customers and also helps in authenticating the customer log-ins at different Cyber cafes. Such services to the franchisees are billed and recorded as deferred revenue when the customer purchases the card and revenue is recognised over the period of provisioning of such services (i.e when the bandwidth is used by the customers).

(b) Online portal services: The Group enters into contracts with customers to serve advertisements in its portal and the Group is paid on the basis of impressions, click-throughs or leads and in each case the revenue is recognized based on actual impressions/click-throughs/leads delivered. Revenue from advertisements displayed on portals is recognized ratably over the period of contract

In the case of electronic commerce transactions, there are no performance obligations or minimum guarantees. The Group acts in the capacity of an agent rather than as the principal for these transactions, and the revenue recognized on a net basis is the amount of the commission earned by the Group.

In the case of value-added services that are rendered using Sify’s mobile telephone short code 54545, revenue is recognized upon delivery of the content/ring tones to the end subscriber and confirmation by the mobile phone service provider.

(iii) Software services

The Group provides e-learning software development services to facilitate web-based learning in various organizations. The contracts executed by the Company are not similar i.e. the efforts required to execute these contracts at each stage of development process differ from customer to customer and the contract is executed based on specific requirements regarding content/information of the customer. Thus the e-learning packages are specifically designed for the customer and accordingly, are accounted for as customized programmes. These services include information presentation, structured content delivery, content digitization and simulation based training. These services are generally provided on a fixed price basis. Revenue under such contracts is recognized when the outcome of the transaction can be estimated reliably by reference to the stage of completion of transaction at the reporting date. The stage of completion being determined based on the actual time spent to the total estimated time. The revenue from Application Services such as online assessment, document management services, web development, mailing solutions and supply chain software are recognized over the period of the contract.

(iv) Deferred income

Deferred income represents billing in excess of revenue recognized.

o. Export entitlements

Income in respect of import duty credit entitlement arising from export of services under the “Served from India Scheme” of the Government of India is recognized in the year of exports, provided there is no significant uncertainty as to the amount of entitlement and availment of the credit.

p. Finance income and expense

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, fair value gains on financial assets at fair value through profit or loss . Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date when the Group’s right to receive payment is established, which in the case of quoted securities is the ex-dividend date.

Finance expense comprises interest expense on loans and borrowings, bank charges, unwinding of the discount on provision, losses on disposal of available-for-sale financial assets, fair value losses on financial assets at fair value through profit or loss that are recognized in statement of income.

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

r. Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date.

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

Deferred taxation arising on investments in subsidiaries and associates is recognized except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred taxation arising on the temporary differences arising out of undistributed earnings of the equity method accounted investee is recorded based on the managment’s intention. If the intention is to realize the undistributed earnings through sale, deferred tax is measured at the capital gains tax rates that are expected to be applied to temporary differences when they reverse. However, when the intention is to realize the undistributed earnings through dividend, the Group’s share of the income and expenses of the equity method accounted investee is recorded in the statement of income, after considering any taxes on dividend payable by the equity method accounted investee and no deferred tax is set up in the Group’s books as the tax liability is not with the group.

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

t. Recent accounting pronouncements

(i)	In October 2010, the IASB issued an amendment to IFRS 7 “Disclosures—Transfers of financial assets”. The purpose of the amendment is to enhance the existing disclosures in IFRS 7 when an asset is transferred but is not derecognized and introduce new disclosures for assets that are derecognized but the entity continues to have a continuing exposure to the asset after the sale. The amendment is effective for fiscal years beginning on or after July 1, 2011. Earlier application is permitted.

(ii)	In December, 2011, the IASB issued an amendment to IFRS 7 “Disclosures—offsetting financial assets and financial liabilities”. The amended standard requires additional disclosures where financial assets and financial liabilities are offset in the balance sheet. These disclosures would provide users with information that is useful in (a) evaluating the effect or potential effect of netting arrangements on an entity’s financial position and (b) analyzing and comparing financial statements prepared in accordance with IFRSs and U.S. GAAP. The amendment is effective retrospectively for fiscal years beginning on or after January 1, 2013. Earlier application is permitted.

(iii)	IFRS 9 Financial Instruments: In November 2009, the International Accounting Standards Board issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2015 with early adoption permitted. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. IFRS 9, was further amended in October 2010, and such amendment introduced requirements on accounting for financial liabilities. This amendment addresses the issue of volatility in the profit or loss due to changes in the fair value of an entity’s own debt. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income. The company is required to adopt IFRS 9 by accounting year commencing April 1, 2015.

(iv)	IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements and IFRS 12, Disclosure of Interests in Other Entities: In May 2011, the International Accounting Standards Board issued IFRS 10, IFRS 11 and IFRS 12. The effective date for IFRS 10, IFRS 11 and IFRS 12 is annual periods beginning on or after January 1, 2013 with early adoption permitted.

IFRS 10 Consolidated Financial Statements builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation of Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements. The standard provides additional guidance for the determination of control in cases of ambiguity such as franchisor franchisee relationship, de facto agent, silos and potential voting rights.

IFRS 11 Joint Arrangements determines the nature of an arrangement by focusing on the rights and obligations of the arrangement, rather than its legal form. IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities-Non-monetary Contributions by Venturers. IFRS 11 addresses only forms of joint arrangements (joint operations and joint ventures) where there is joint control whereas IAS 31 had identified three forms of joint ventures, namely jointly controlled operations, jointly controlled assets and jointly controlled entities. The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities, which is the equity method.

IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. One major requirement of IFRS 12 is that an entity needs to disclose the significant judgments and assumptions it has made in determining:

(c) whether it has control, joint control or significant influence over another entity; and

(d) the type of joint control when the joint arrangement is structured through a separate vehicle.

IFRS 12 also expands the disclosure requirements for subsidiaries with non-controlling interest, joint arrangements and associates that are individually material. IFRS 12 introduces the term “structured entity” by replacing Special Purpose entities and requires enhanced disclosures by way of nature and extent of, and changes in, the risks associated with its interests in both its consolidated and unconsolidated structured entities.

(v)	IFRS 13 Fair Value Measurement: In May 2011, the International Accounting Standards Board issued IFRS 13, Fair Value Measurement to provide specific guidance on fair value measurement and requires enhanced disclosures for all assets and liabilities measured at fair value, and not restricted to financial assets and liabilities. The standard introduces a precise definition of fair value and a consistent measure for fair valuation across assets and liabilities, with a few specified exceptions. The effective date for IFRS 13 is annual periods beginning on or after January 1, 2013 with early adoption permitted. The company is required to adopt IFRS 13 by accounting year commencing April 1, 2013.

(vi)	IAS 1 (Amended) Presentation of Financial Statements: In June 2011, the International Accounting Standard Board published amendments to IAS 1 Presentation of Financial Statements. The amendments to IAS 1, Presentation of Financial Statements, require companies preparing financial statements in accordance with IFRS to group items within other comprehensive income that may be reclassified to the profit or loss separately from those items which would not be recyclable in the profit or loss section of the income statement. It also requires the tax associated with items presented before tax to be shown separately for each of the two groups of other comprehensive income items (without changing the option to present items of other comprehensive income either before tax or net of tax).

The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. This amendment is applicable to annual periods beginning on or after July 1, 2012, with early adoption permitted. The company is required to adopt IAS 1 (Amended) by accounting year commencing April 1, 2013.

(vii)	IAS 19 (Amended) Employee Benefits: In June 2011, International Accounting Standards Board issued IAS 19 (Amended), Employee Benefits. The effective date for adoption of IAS 19 (Amended) is annual periods beginning on or after January 1, 2013, though early adoption is permitted.

IAS 19 (Amended) has eliminated an option to defer the recognition of gains and losses through re-measurements and requires such gain or loss to be recognized through other comprehensive income in the year of occurrence to reduce volatility. The amended standard requires immediate recognition of effects of any plan amendments. Further it also requires assets in profit or loss to be restricted to government bond yields or corporate bond yields, considered for valuation of Projected Benefit Obligation, irrespective of actual portfolio allocations. The actual return from the portfolio in excess of or less than such yields is recognized through other comprehensive income.

These amendments enhance the disclosure requirements for defined benefit plans by requiring information about the characteristics of defined benefit plans and risks that entities are exposed to through participation in those plans. The amendments need to be adopted retrospectively. The company is required to adopt IAS 19 (Amended) by accounting year commencing April 1, 2013.

(viii)	In December, 2011, the IASB issued an amendment to IAS 32 “Offsetting financial assets and financial liabilities”. The purpose of the amendment is to clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. This includes clarifying the meaning of “currently has a legally enforceable right to set-off” and also the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. The amendment is effective retrospectively for fiscal years beginning on or after January 1, 2014. Earlier application is permitted. We are currently evaluating the impact these amendments will have on our consolidated financial statements.

The company is currently evaluating the requirements of above pronouncements and has not yet determined the impact on the consolidated financial statements.

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

(i) Property, plant and equipment

The fair value of property, plant and equipment recognized as a result of a business combination is an estimated amount for which a property could be exchanged on the date of acquisition between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably. The fair value of items of plant, equipment, fixtures and fittings is based on the market approach and cost approach using quoted market prices for similar items when available and replacements costs when appropriate.

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

5. Property, plant and equipment

The following table presents the changes in property, plant and equipment during the year ended March 31, 2012

	Cost				Accumulated depreciation				Carrying amount as at March 31, 2012
Particulars	As at April 01, 2011	Additions	Disposals	As at March 31, 2012	As at April 1, 2011	Depreciation for the year	Deletions	As at March 31, 2012
Building	777,419	—	—	777,419	204,826	27,841	—	232,667	544,752
Plant and machinery	5,433,359	350,204	51,639	5,731,924	3,335,610	504,532	51,494	3,788,648	1,943,276
Computer equipments	563,776	66,303	474	629,605	478,705	31,711	415	510,001	119,604
Office equipment	234,125	3,304	82	237,347	129,932	21,133	82	150,983	86,364
Furniture and fittings	713,359	27,985	1,350	739,994	503,102	62,034	1,205	563,931	176,063
Vehicles	2,929	2,907	1,089	4,747	2,929	807	1,089	2,647	2,100
Total	7,724,967	450,703	54,634	8,121,036	4,655,104	648,058	54,285	5,248,877	2,872,159

Add: Construction in progress									988,128

Total	7,724,967	450,703	54,634	8,121,036	4,655,104	648,058	54,285	5,248,877	3,860,287

The following table presents the changes in property, plant and equipment during the year ended March 31, 2011

	Cost				Accumulated depreciation				Carrying amount as at March 31, 2011
Particulars	As at April 01, 2010	Additions	Disposals	As at March 31, 2011	As at April 1, 2010	Depreciation for the year	Deletions	As at March 31, 2011
Building	777,419	—	—	777,419	177,072	27,754	—	204,826	572,593
Plant and machinery	5,302,696	199,591	68,928	5,433,359	2,929,688	474,168	68,246	3,335,610	2,097,749
Computer equipments	517,904	46,736	864	563,776	429,631	49,854	780	478,705	85,071
Office equipment	228,418	6,214	507	234,125	107,252	23,181	501	129,932	104,193
Furniture and fittings	706,148	15,731	8,520	713,359	445,437	64,442	6,777	503,102	210,257
Vehicles	6,191	—	3,262	2,929	6,191	—	3,262	2,929	—
Total	7,538,776	268,272	82,081	7,724,967	4,095,271	639,399	79,566	4,655,104	3,069,863

Add: Construction in progress									690,610

Total	7,538,776	268,272	82,081	7,724,967	4,095,271	639,399	79,566	4,655,104	3,760,473

The following table presents the changes in property, plant and equipment during the year ended March 31, 2010

	Cost				Accumulated depreciation				Carrying amount as at March 31, 2010
Particulars	As at April 01, 2009	Additions	Disposals	As at March 31, 2010	As at April 1, 2009	Depreciation for the year	Deletions	As at March 31, 2010
Building	769,663	7,756	—	777,419	148,401	28,671	—	177,072	600,347
Plant and machinery	4,733,122	827,043	257,469	5,302,696	2,765,920	420,314	256,546	2,929,688	2,373,008
Computer equipments	497,223	26,462	5,781	517,904	367,972	66,709	5,050	429,631	88,273
Office equipment	162,132	68,106	1,820	228,418	96,955	12,070	1,773	107,252	121,166
Furniture and fittings	628,279	101,188	23,319	706,148	389,771	77,608	21,942	445,437	260,711
Vehicles	8,269	—	2,078	6,191	6,420	1,360	1,589	6,191	—
Total	6,798,688	1,030,555	290,467	7,538,776	3,775,439	606,732	286,900	4,095,271	3,443,505

Add: Construction in progress									8,517

Total	6,798,688	1,030,555	290,467	7,538,776	3,775,439	606,732	286,900	4,095,271	3,452,022

Change in estimated useful life

On the basis of a comprehensive evaluation during the year ended March 31, 2008, the Group had revised the estimated useful lives of its networking equipment (included under plant and machinery) and computers. As a result, the expected useful life of its networking equipment has been increased from 5 to 8 years and the expected useful life of computers has been decreased from 5 to 3 years. The effects of such changes on the depreciation expense for the years ended March 31, 2010, 2011, 2012 and 2013 are as follows:

	2010	2011	2012	2013	2014
Decrease / (increase) in depreciation expense	61,498	(17,674)	12,108	91,511	134,919

Leased assets

The Group’s leased assets include certain buildings, plant and machinery acquired under finance leases. As at March 31, 2012 the net carrying amount of buildings, plant and machinery and vehicles acquired under finance leases is Rs.234,608 (March 31, 2011: Rs.244,926), Rs.226,594 (March 31, 2011: Rs.217,625) and Rs.2,100 (March 31, 2011 : Nil) respectively. During the year, the Group acquired leased assets of Rs.60,149 (March 31, 2011 : Rs 38,111).

In case prepayments are made towards buildings accounted for as finance leases, such prepayments are capitalized as ‘Leasehold Buildings’ (included in buildings) on the commencement of the lease term under the head ‘Property, plant and equipment’ and depreciated in accordance with the depreciation policy for similar owned assets.

Capital Commitments

As of March 31, 2012 and March 31, 2011, the Company was committed to spend approximately Rs.717,266 (net of advances Rs.493,774) and Rs.521,562 (net of advances Rs.691,338) respectively, under agreements to purchase property, plant and equipment.

Construction in progress

Amounts paid towards acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment that are not ready to be put into use are disclosed under construction-in-progress. As of March 31, 2012, Construction work in progress includes Rs.685,027 (March 31, 2011 : Rs.682,825) paid towards acquisition of building under construction on a leasehold land belonging to Pace Info Com Park Private Limited by way of acquisition of the entire shareholding of its holding company M/s Hermit Projects Private Limited. Also refer note 37.

Capitalisation of expenses

The Company has capitalized expenses amounting to Rs.18,540 (March 31, 2011: Nil) which are directly attributable to the construction of building.

Security

As at March 31,2012 property, plant and equipment with a carrying amount of Rs.2,408,857 (March 31, 2011: Rs.2,615,097) are subject to a registered charge to secure bank borrowings.

6. Intangible assets

Intangible assets comprise the following:

	March 31, 2012	March 31, 2011
Goodwill	14,595	14,595
Other intangible assets	91,132	90,031

	105,727	104,626

(i) Goodwill

The following table presents the changes in goodwill during the years ended March 31, 2012 and 2011

	March 31, 2012	March 31, 2011
Balance at the beginning of the year	14,595	14,595
Effect of movement in exchange rates	—	—
Impairment loss recognized during the year	—	—

Net carrying amount of goodwill	14,595	14,595

The amount of goodwill as at March 31, 2012 and March 31, 2011 has been allocated to the Commercial and Consumer segment.

Impairment testing for cash-generating units containing goodwill

In May 2006, the Group acquired travel business for a consideration of US$ 2.5 million in cash along with an option to purchase 125,000 shares of Sify Technologies Limited and certain earn out payments aggregating to USD 0.5 million (Rs. 22,444). The assets acquired consist of system software, customer contracts and goodwill which collectively were considered as a cash generating unit (CGU) by management. The said business operates from India and United States.

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

During the year ended March 31, 2011, due to further decrease in revenue and continued losses in its travel business, the Group has tested the carrying value of the remaining intangibles and the recoverable amount of these intangibles were determined as Nil. Hence an impairment charge was recorded for Rs 1,857, equal to the carrying value of the remaining intangibles as on the date of impairment testing.

The above impairment charges relate to Commercial and Consumer segment.

(ii) Other intangibles

The following table presents the changes in intangible assets during the years ended March 31, 2012, 2011 and 2010.

	Technical know- how	Portals and web content	Customer related intangibles	Software	License fees	Total
(A) Cost
Balance as at March 31, 2009	82,753	52,730	200,570	319,215	50,000	705,268
Acquisitions during the year	—	—	—	51,468	—	51,468
Disposals during the year	—	52,730	—	—	—	52,730
Balance as at March 31, 2010	82,753	—	200,570	370,683	50,000	704,006
Acquisitions during the year	—	—	—	23,397	—	23,397
Disposals during the year	—	—	—	—	—	—
Balance as at March 31, 2011	82,753	—	200,570	394,080	50,000	727,403
Acquisitions during the year	—	—	—	44,603	—	44,603
Disposals during the year	—	—	—	—	—	—
Balance as at March 31, 2012	82,753	—	200,570	438,683	50,000	772,006

(B) Amortization
Balance as at March 31, 2009	82,753	52,730	169,847	256,621	5,906	567,857
Amortization for the year	—	—	6,144	41,421	2,500	50,065
Impairment loss on intangibles	—	—	22,148	1,737	—	23,885
Disposals during the year	—	52,730	—	—	—	52,730
Balance as at March 31, 2010	82,753	—	198,139	299,779	8,406	589,077
Amortization for the year	—	—	837	43,101	2,500	46,438
Impairment loss on intangibles	—	—	1,594	263	—	1,857
Balance as at March 31,2011	82,573	—	200,570	343,143	10,906	637,372
Amortization for the year	—	—	—	41,002	2,500	43,502
Impairment loss on intangibles	—	—	—	—	—	—
Balance as at March 31,2012	82,573	—	200,570	384,145	13,406	680,874

(C) Carrying amounts
As at March 31, 2010	—	—	2,431	70,904	41,594	114,929
As at March 31, 2011	—	—	—	50,937	39,094	90,031
As at March 31, 2012	—	—	—	54,538	36,594	91,132

Capital commitments

As of March 31, 2012, the Company was committed to spend approximately Rs.4,243 (net of advances Rs.539,889) (March 31, 2011: Rs.65,813 (net of advances Rs.393,849) respectively, under agreements to purchase intangible assets.

Capitalized borrowing costs

During the years ended March 31, 2012, 2011 and 2010, the Company capitalized interest cost of Rs.13,541, Rs.35,852and Rs.24,553 respectively. The rate of capitalization of interest cost for the year ended March 31, 2012, 2011 and 2010 was approximately 13.79%, 10.44%and 12.81% respectively.

7. Investment in equity accounted investees

In March 2006, MF Global Overseas Limited (MFG), a group incorporated in United Kingdom acquired 70.15% of equity share capital of MF Global Sify Securities Private Limited (MF Global), formerly Man Financial-Sify Securities India Private Limited (‘MF Global) from Refco Group Inc., USA (‘Refco’). As at March 31, 2012, 29.85% of MF Global equity shares is held by the Company. The remaining 70.15% is owned by MFG, an unrelated third party. MFG is a subsidiary of MF Global Limited, Bermuda. A summary of key financial information of MF Global and its subsidiaries which is not adjusted for the percentage ownership held by the Group is presented below:

Balance sheet	March 31, 2012	March 31, 2011
Total assets	3,506,913	4,546,919

Total liabilities	1,052,325	2,193,943
Shareholders’ equity	2,454,588	2,352,976

Total Liabilities and shareholders’ equity	3,506,913	4,546,919

Statement of operations	For the year ended
	March 31, 2012	March 31, 2011	March 31, 2010
Revenues	1,169,577	1,818,283	1,612,545
Net profit	92,622	241,840	307,543

During October 2010, Sify Technologies Ltd, the minority shareholder of MF Global holding 29.85 percent of the outstanding shares of the MF Global, requested MF Global’s Board of Directors to reconsider certain costs charged to the MF Global by MF Global Holdings Ltd and its affiliated and associated group companies, who hold 70.15 percent of the outstanding shares of the MF Global. These charges are currently recorded in the financial statements of the MF Global for year ended March 31, 2008 aggregating to Rs.43,478,911 and March 31,2009 aggregating to Rs.15,374,528. The resolution of this matter between the shareholders of MF Global remains uncertain and any financial adjustment that may arise is not presently known and accordingly no adjustment related to this matter has been provided for in MF Global’s consolidated financial statements. Any financial adjustment that may arise on resolution of the said matter would be expected to be handled prospectively and therefore would be reported in the period in which it is resolved. Consequently, no adjustment related to the said matter was considered by Sify for equity method of accounting for MF Global. The auditors of MF Global have included an emphasis of matter with an explanatory paragraph in their audit report issued on the consolidated financial statements of MF Global for the three years ended March 31, 2012 in connection with such recorded cross charges. The effect of such recorded cross charge is not material to the financial statements of Sify.

On October 31, 2011, MF Global Holding Limited, USA, sought bankruptcy protection through a chapter 11 filing in the U.S. Bankruptcy Court in New York. Consequent to this, MFG also filed for bankruptcy proceedings in the United Kingdom and 3 individual administrators were appointed as Joint administrators (the “Joint administrators”) for MFG which holds the shares in the Joint Venture Company.

The Company was informed by the Joint Administrators that they were in the process of seeking bids for the stakes held by MFG in the Joint Venture Company. The Company believes that the auction process is in violation of the share holders’ agreement entered between MFG and the Company.

Hence, the Company filed a petition under section 9 of the Arbitration and Conciliation Act 1996 in Bombay High Court, seeking interim relief by restraining the Joint Administrators and MFG from proceeding with the proposed auction in respect of the sale of shares held by MFG in the Joint Venture Company in violation of share holders agreement dated November 25, 2005. A hearing on the petition was held on December 16, 2011. The Hon’ble High Court granted an ad-interim injunction restraining MFG Overseas Limited through its Joint Administrators from disposing off its shares in MF Global in violation of the Shareholder Agreement. The petition was adjourned for further proceedings. In parallel, the Company without prejudice to its legal rights under the petition was in discussion with the Joint Administrators of MFG for an early amicable settlement in this regard.

On March 23, 2012, the Board of Directors of the Company, approved to realize the value of the investment by sale to prospective buyers.

On March 27, 2012, the Company entered into an agreement relating to sale and purchase of shares in MF Global Sify Securities India Private Limited by and among Sify, MF Global Sify Securities Pvt Ltd., MF Global Overseas Limited, the joint administrators of MF Global Overseas and entities affiliated with the Phillip Capital Group, whereby the Company agreed to sell its entire 29.85% interest in MF Global to Phillip Capital Group.

The consummation of the transaction was subject to certain closing conditions, including regulatory and statutory approvals from the Government of India and the stock exchanges in India.

Additionally, in connection with the execution of the Agreement, on March 27, 2012, the Company, MF Global Sify Securities Private Limited, MF Global Overseas Limited and the Joint Administrators entered into a settlement and release agreement pursuant to which the Company and MF Global Overseas Limited agreed to settle, effective upon the closing of the transactions contemplated by the Agreement, their pending dispute in the Bombay High Court, India regarding certain matters, including the termination of shareholders agreement governing their respective interests in MF Global.

Hence, effective March 23, 2012, the above investment was classified as held for sale and measured accordingly as per IFRS 5. The above investment does not form part of any of the operating segments of the Company.

Subsequently, on August 2, 2012, in pursuance of the Agreement dated March 27, 2012 and after obtaining all the statutory and regulatory approvals, the Company completed the sale of its entire stake and the rights therein in MF Global for a cash consideration of Rs.1,390,200 (USD 25 million) to Phillip Capital Group, Singapore and MF Global Management Employees Trust, India. Consequently, with effect from such date, MF Global ceased to be an associate of the Company. Further, as per the settlement and release agreement, the Company has initiated steps to withdraw the arbitration proceedings filed against MFG and others in the Bombay High court, India and any other existing disputes also stands resolved. Consequently, no financial adjustments would arise in future in the Consolidated financial statements of the Company on account of disputes relating to cross charges.

8. Cash and cash equivalents

Cash and cash equivalents as per consolidated statement of financial position, as at March 31, 2012 amounted to Rs.742,235 (March 31, 2011: Rs.458,559). This excludes cash-restricted of Rs.150,533 (March 31, 2011: Rs.84,538), representing deposits held under lien against working capital facilities availed and bank guarantees given by the Group towards future performance obligations.

(a) Restricted cash

	March 31, 2012	March 31, 2011	March 31, 2010
Non current
Against future performance obligation	—	—	—
Current
Bank deposits held under lien against borrowings / guarantees from banks / Government authorities	150,533	84,538	360,909

Total restricted cash	150,533	84,538	360,909

(b) Non restricted cash

Current

Cash and bank balances	742,235	458,559	517,789

Total cash (a+b)	892,768	543,097	878,698

Bank overdraft used for cash management purposes	(798,180)	(678,901)	(1,060,284)
Less: Non current restricted cash	—	—	—

Cash and cash equivalents for the statement of cash flows	94,588	(135,804)	(181,586)

9. Lease prepayments

	March 31, 2012	March 31, 2011
Towards land and buildings*	364,190	63,068

	364,190	63,068

*	Includes Rs.306,199 (March 31, 2011: Nil) paid for acquiring leasehold rights of land for construction of Data center in Noida, India. Also refer note 37.

The prepayment towards land is amortized over the period of the lease on a straight line basis. In respect of buildings under operating lease, prepayments are amortized over the lease term on a straight line basis.

10. Other assets

	March 31, 2012	March 31, 2011
Non current
Other deposits and receivables (see note below)	1,073,479	672,843

	1,073,479	672,843

Current
Net investment in leases	—	—

	—	—

Financial assets included in other assets	252,386	212,969

(a)	Includes Rs.539,888 (March 31 2011: Rs. 459,872) paid to Emirates Integrated Telecommunications Company PJSC in relation to supply of bandwidth capacity from the Europe India Gateway (undersea cable network) and borrowing cost capitalized thereon.

11. Deferred tax assets and liabilities

The tax effects of significant temporary differences that resulted in deferred tax assets and a description of the items that created these differences is given below

Recognized deferred tax assets / (liabilities)	Assets / (liabilities)
	March 31, 2012	March 31, 2011
Deferred tax assets
Carry forward capital losses	97,409	90,892

	97,409	90,892

Deferred tax liabilities
Property, plant and equipment	—	—
Intangible assets	(1,386)	(83)
Investment in equity accounted investees	(96,023)	(90,809)

	(97,409)	(90,892)

Net deferred tax asset recognized in balance sheet	—	—

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

Movement in temporary differences during the year

	Balance as at April 1, 2010	Recognized in income statement	Recognized in Equity	Balance as at March 31, 2011	Recognized in income statement	Recognized in Equity	Balance as at March 31, 2012
Property, plant and equipment	(76)	76	—	—	(1,060)	—	(1,060)
Intangible assets	(189)	106	—	(83)	(244)	—	(327)
Tax loss carry forwards	82,869	8,875	(852)	90,892	7,174	(657)	97,409
Investment in equity accounted investees	(82,604)	(9,057)	852	(90,809)	(5,870)	657	(96,022)

	—	—	—	—	—	—	—

Unrecognized deferred tax assets / (liabilities)

	As at March 31, 2012	As at March 31, 2011
Deductible temporary differences	178,091	157,928
Unrecognized tax losses	3,463,628	3,084,218
	3,641,719	3,242,146

Considering the probability of availability of future taxable profits in the period in which tax losses expire, deferred tax assets have not been recognized in respect of tax losses carried forward by the Group. The above tax losses expire at various dates until 2025.

Deferred tax liabilities as at March 31, 2012 and March 31, 2011 have not been recognized on undistributed profits of its subsidiaries since the group expects to realize the same in a tax free manner.

Sec.79 of the Indian Income Tax Act denies carry forward of losses incurred in earlier years in case of change in the beneficial interest in the shares outstanding by more than 51%. As a result of the private placement of shares during the year ended March 31, 2011, there was a change in the registered shareholders by more than 51%. The above provision is not applicable to companies in which public are substantially interested. Sec. 2(18) of the Indian Income Tax Act, among other things, defines a company listed in a recognized Stock Exchange in India as a Company in which public are substantially Interested. Based on the non-discrimination clause available in the India—United States of America tax treaty, when the capital of the company is wholly or partly owned or controlled, directly or indirectly, by one or more residents of the other Country, the company shall not be subjected to more burdensome position than the similar enterprises of the Contracting Country. Based on the above clause, the Company being listed in US Stock Exchange should not be discriminated for being not listed in India and be treated on par with a Company listed in India. Hence, the Company believes that it is out of the purview of Sec.79 of the Indian Income Tax Act. Further as disclosed in Item 7 of this Annual Report, there has been no change in the beneficial ownership of Shares by more than 51% compared to earlier years and the Board of Directors of the Company have continued to be the same. Hence based on the advice, the Company believes that it can carry forward and set-off the above losses incurred by it in earlier years.

Income tax expense recognized in profit or loss

	March 31, 2012	March 31, 2011	March 31, 2010
Current tax expense / (benefit)
Current period	—	—	(90,003)
	—	—	(90,003)

Deferred tax expense
Origination and reversal of temporary differences	7,174	8,875	22,895
Recognition of previously unrecognized tax losses	(7,174)	(8,875)	(14,371)
Reversal of previously recognized tax losses	—	—	—
	—	—	8,524

Total income tax expense / (benefit)	—	—	(81,479)

Income tax directly recognized in other comprehensive income

	March 31, 2012	March 31, 2011	March 31, 2010
Actuarial (gains) or losses	—	—	—
Tax effect of changes in the fair value of other investments	—	—	—
Tax effect on share of profit of associate recognized in OCI	—	—	—
Tax effect on foreign currency translation differences	—	—	—

Income tax benefit / (expense) recognized directly in equity	—	—	—

Reconciliation of effective tax rate

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before taxes is summarized below:

	Year ended March 31, 2012	Year ended March 31, 2011	Year ended March 31, 2010
Profit / (loss) before income taxes	(383,337)	(519,492)	(54,666)
Enacted tax rates in India	32.45%	33.22%	33.99%
Computed expected tax expense / (benefit)	(124,373)	(172,575)	(18,581)
Effect of:
Share based payment expense not deductible for tax purposes	10,082	2,697	8,188
Unrecognized deferred tax assets on losses incurred during the year (net of temporary differences, if any)	123,148	194,140	41,370
Unrecognized deferred tax asset on temporary differences	—	—	—
Share of profit of equity accounted investee taxed at a lower rate	(2,952)	(9,217)	(12,203)
Recognition of previously unrecognized tax losses	(5,905)	(15,045)	(18,774)
Reversal of tax expense consequent to merger (Refer note 40)	—	—	(81,479)
Others	—	—	—

	—	—	(81,479)

12. Inventories

Inventories comprise:

	March 31, 2012	March 31, 2011
Communication hardware	8,328	2,824
Application software	11,931	12,813

	20,259	15,637

The entire carrying amount of inventories as at March 31, 2012 and 2011 are secured in connection with bank borrowings.

13. Trade and other receivables

Trade and other receivables comprise:

	March 31, 2012	March 31, 2011
(i) Trade receivables, net	2,411,946	1,839,966
(ii) Other receivables including deposits	851,335	1,251,690
(iii) Construction contract in progress	71,942	94,257

	3,335,223	3,185,913

(i)	Trade receivables as of March 31, 2012 and March 31, 2011 are stated net of allowance for doubtful receivables. The Group maintains an allowance for doubtful receivables based on its age and collectability. Trade receivables are not collateralized except to the extent of refundable deposits received from cybercafé franchisees and from cable television operators. The Group’s exposure to credit and currency risks and impairment losses related to trade and other receivables, excluding construction work in progress is disclosed in note 39. Trade receivables consist of:

	March 31, 2012	March 31, 2011
Trade receivables from related parties	—	—
Other trade receivables	2,605,188	2,055,974

	2,605,188	2,055,974
Less: Allowance for doubtful receivables	(193,242)	(216,008)

Balance at the end of the year	2,411,946	1,839,966

The activity in the allowance for doubtful accounts receivable is given below:

	For the year ended
	March 31, 2012	March 31, 2011
Balance at the beginning of the year	216,008	170,706
Add : Additional provision, net	95,405	161,922
Less : Bad debts written off	(118,171)	(116,620)

Balance at the end of the year	193,242	216,008

(ii)	Other receivables comprises of the following items:

	March 31, 2012	March 31, 2011
Advances and other deposits (Refer Note (a) and (c) below)	407,934	684,016
Withholding taxes (Refer Note (b) below)	439,502	560,456
Employee advances	3,899	7,218

	851,335	1,251,690

Financial assets included in other receivables	122,214	354,115

Notes:

a)	Advances and other deposits primarily comprises of receivables in the form of deposits, service tax and other advances given in the ordinary course of business.

b)	Includes withholding taxes recoverable from the Department of Income-tax for which the Company has filed tax returns for refund. The Company expects to realize such refund of withholding taxes within the next 12 months.

14. Prepayments for current assets

Prepayments for current assets comprise of the following:

	March 31, 2012	March 31, 2011
Prepayments for purchase of bandwidth	90,399	71,256
Prepayments related to insurance	1,432	7,026
Prepayments-others	97,449	106,845
Lease prepayments	8,753	5,064

	198,033	190,191

15. Other investments

Other Investments comprise investment in unquoted equity instruments classified as available for sale financial assets which are carried at cost. The details of such investments are given below:

	March 31, 2012	March 31, 2011
Investment in equity shares of Vashi Railway Station Commercial Complex Limited	150	150
Investment in equity shares of Sify Empower India Foundation	10	10

	160	160

16. Share capital and share premium

No of shares

	Year ended March 31,
	2012	2011	2010
Issued as at April 01	178,351,498	53,351,498	42,820,082
Issued for cash*	—	125,000,000	—
Issued for consideration other than cash	—	—	10,530,000
Exercise of share options	162,091	—	1,416

Issued as at March 31	178,513,589	178,351,498	53,351,498

*	Paid up Rs.6.25 (March 31, 2011: Rs.2.50) per share

As at March 31, 2012 the authorized share capital comprises 180,000,000 ordinary shares (as of March 31, 2011, the number of authorized shares was 180,000,000) of Rs.10 each. The holders of ordinary shares are entitled to receive dividends from time to time and are entitled to vote at meetings of the Group. All shares rank equally with regard to Group’s residual assets.

During the year ended March 31, 2010 the company has issued 10,530,000 ordinary shares of Rs.10 each to the erstwhile shareholders of Sify Communication Limited as per the scheme of amalgamation. Refer note 40.

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

Further during the year ended March 31, 2012, 162,091 ordinary shares have been issued consequent to exercise of options under the Associate stock option plan.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Share based payment reserve

Share based payment reserve represents the stock compensation expense recognized in the statement of changes in equity.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale securities until the investments are derecognized or impaired.

Recognized actuarial gain / loss

Recognized actuarial gain / loss represent the cumulative actuarial gain / loss recognized in other comprehensive income and presented within equity.

17. Finance lease obligations

The Group leases routers and other equipments under finance lease arrangements. The following is a schedule of future minimum finance lease commitments as at March 31, 2012:

	March 31, 2012			March 31, 2011
	Future minimum lease payments	Interest	Present value minimum lease payments	Future minimum lease payments	Interest	Present value minimum lease payments
Less than one year	91,924	(16,139)	75,785	77,975	(17,468)	60,507
Between one and five years	113,752	(12,611)	101,141	144,357	(16,611)	127,746

Total	205,676	(28,750)	176,926	222,332	(34,079)	188,253

18. Employee benefits

	March 31, 2012	March 31, 2011
Gratuity payable	19,515	19,116
Compensated absences	30,551	28,672

	50,066	47,788

Gratuity cost

The components of gratuity costs recognized in the consolidated income statement for the years ending March 31, 2012, March 31, 2011 and March 31, 2010 consist of the following:

	March 31, 2012	March 31, 2011	March 31, 2010
Service cost	15,892	22,275	14,498
Interest cost	4,449	3,786	4,501
Expected return on plan asset	(3,214)	(2,875)	(2,963)

	17,127	23,186	16,036

Details of employee benefit obligation and plan asset are as follows:

	March 31, 2012	March 31, 2011
Present value of projected benefit obligation at the end of the year	62,610	59,571
Funded status of the plans	(43,095)	(40,455)

Recognized (asset) / liability	19,515	19,116

The following table set out the status of the gratuity plan:

Change in defined benefit obligation	March 31, 2012	March 31, 2011	March 31, 2010
Projected benefit obligation at the beginning of the year	59,571	51,046	43,389
Service cost	15,892	22,275	14,498
Interest cost	4,449	3,786	4,501
Actuarial (gain) / loss	(9,372)	(8,358)	(5,957)
Benefits paid	(7,930)	(9,178)	(5,385)

Projected benefit obligation at the end of the year	62,610	59,571	51,046

Change in plan assets	March 31, 2012	March 31, 2011	March 31, 2010
Fair value of plan assets at the beginning of the year	40,455	34,293	28,307
Expected return on plan assets	3,214	2,875	2,965
Actuarial gain / (loss)	—	—	(449)
Employer contributions	7,356	12,465	8,855
Benefits paid	(7,930)	(9,178)	(5,385)

Fair value of plan assets at the end of the year	43,095	40,455	34,293

Actual return on plan assets	3,214	2,875	2,513

Actuarial assumptions at end of the year:

The principal actuarial assumptions as on March 31, 2012, 2011 and 2010 were as follows:

	March 31, 2012		March 31, 2011		March 31, 2010
Discount rate	8.60	% P.a	8.00	% P.a	8.15	% P.a
Long-term rate of compensation increase	8.00	% P.a	8.00	% P.a	8.00	% P.a
Expected long term rate of return on plan assets	8.00	% P.a	8.00	% P.a	8.00	% P.a
Average future working life time	8.40	years	8.60	years	11.06	years

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

Assumptions regarding future mortality are based on published statistics and mortality tables.

The Group assesses these assumptions with the projected long-term plans of growth and prevalent industry standards.

Historical information

	March 31, 2012	March 31, 2011
Experience adjustment on plan liabilities	5,044	8,064
Experience adjustment on plan assets	—	—

Contributions: The Group expects to contribute Rs.15,000 (March 31 2011: Rs.15,000) to its gratuity fund during the year ending March 31, 2012.

Plan assets: The Gratuity plan’s weighted-average asset allocation at March 31, 2012 and March 31, 2011, by asset category is as follows:

	March 31, 2012	March 31, 2011
Funds managed by insurers	100%	100%

Actuarial gains and losses recognized in other comprehensive income

The amount of actuarial gains and losses recognized in other comprehensive income for the years ending March 31, 2012, 2011 and 2010 are as follows:

	March 31, 2012	March 31, 2011	March 31, 2010
Actuarial gain / (loss)	9,372	8,358	5,508

	9,372	8,358	5,508

Contributions to defined contribution plans

In accordance with Indian law, all employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and employer make monthly contributions to the plan, each equal to a specified percentage of employee’s basic salary. The Group has no further obligations under the plan beyond its monthly contributions. The Group contributed Rs.57,144, Rs.53,923 and Rs. 55,229 for the years ended March 31, 2012, 2011 and 2010.

19. Other liabilities

	March 31, 2012	March 31, 2011
Franchisee deposits and other liabilities	211,504	163,245

	211,504	163,245

Financial liabilities included in other liabilities	187,236	163,245

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

20. Borrowings

	March 31, 2012	March 31, 2011
Current
Term bank loans (Refer note 1 below)	110,000	216,000
Other working capital facilities (Refer note 2 below)	265,906	679,542
Borrowings from others (Refer note 3 below)	167,125	140,260

	543,031	1,035,802

Non current
Term bank loans (Refer note 1 below)	—	113,880
Borrowings from others (Refer note 3 below)	186,312	148,728

	186,312	262,608

The Group has borrowings which include:

1.	Term bank loans bear interest ranging from 15.50% to 16.50% p.a. The term loans are secured by way of pari-passu first charge over the unencumbered movable fixed assets acquired out of such term loans availed by the Company. Further these loans are collaterally secured by way of equitable mortgage over the office premises and also by way of pari passu second charge on the entire current assets of the Company.

2.	Working capital facilities include Letter of credit discounted, buyer’s credit and foreign currency demand loan. These are secured by pari-passu charge on current assets of the Company and moveable assets of the company, both present and future. Further, these facilities are additionally secured by equitable mortgage over the land and building of M/s Pace Info Com Park Private Limited, subsidiary company and also by guarantee issued by the said subsidiary. Foreign currency demand loan bear an interest of Libor +650 bps. Other working capital borrowings bear interest ranging from 13.50% to 16.50% p.a. Such facilities are renewable every year.

3.	Borrowings from others are secured against relevant assets and software. These loans carry an interest rate ranging from 12% p.a to 15% p.a.

21. Trade and other payables

	March 31, 2012	March 31, 2011
Trade payables	1,219,368	814,777
Advance from customers	50,939	86,073
Accrued expenses	1,021,810	808,399
Other payables	90,235	74,139

	2,382,352	1,783,388

Financial liabilities included in trade and other payables	2,325,447	1,725,907

22. Deferred income

Deferred income includes the following amounts of unearned income:

	March 31, 2012	March 31, 2011
Enterprise services	296,509	339,549
Commercial and consumer segment	36,118	28,966
Software services	51,166	44,079

	383,793	412,594

23. Revenue

	Year ended
	March 31, 2012	March 31, 2011	March 31, 2010
Rendering of services
Service revenue*	5,920,142	5,460,236	5,356,852
Initial franchise fee	6,395	10,992	11,369
Installation service revenue	883,126	812,341	288,919

	6,809,663	6,283,569	5,657,140

Sale of products	889,286	603,060	1,053,048

	7,698,949	6,886,629	6,710,188

*	Including revenue arising from construction contracts (refer note 24)

24. Construction contracts in progress

	Year ended
	March 31, 2012	March 31, 2011	March 31, 2010
Contract revenue recognized for the year	207,942	268,064	86,214
Aggregate amounts of costs incurred and recognized profits (less recognized losses) upto the reporting date for contracts in progress	185,725	109,570	86,214
Advances received for contracts inprogress	—	27,860	16,441
Amount of retentions	12,602	—	—
Gross amount due from customers for contract work presented as an asset	99,998	231,090	86,214

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

26. Other income

	Year ended
	March 31, 2012	March 31, 2011	March 31, 2010
Duty credit entitlement	—	38,006	82,486
Others	37,377	34,687	49,303

	37,377	72,693	131,789

27. Income from legal settlement

During the year ended March 31, 2010, the Company received Rs 561,120 in connection with settlement of legal matters. This is pursuant to a legal suit filed by the company in the prior years. The said receipt has been recorded as income from legal settlement in the consolidated statement of income during the year ended March 31, 2010.

28. Selling, general and administrative expenses

	Year ended
	March 31, 2012	March 31, 2011	March 31, 2010
Personnel expenses	550,299	561,385	745,067
Marketing and promotion expenses	312,530	394,057	482,554
Administrative and other expenses*	1,684,380	1,486,357	1,238,770

	2,547,209	2,441,799	2,466,391

*	Includes foreign exchange gain / (loss) of Rs.37,650, Rs.12,941 and Rs.9,397 for the years ended March 31, 2012, 2011 and 2010 respectively.

29. Personnel expenses

	Year ended
	March 31, 2012	March 31, 2011	March 31, 2010
Salaries and wages	1,314,023	1,211,183	1,269,638
Contribution to provident fund and other funds	77,840	77,164	77,197
Staff welfare expenses	17,426	22,296	27,499
Employee stock compensation expense	31,385	10,201	30,589

	1,440,674	1,320,844	1,404,923

Attributable to cost of goods sold and services rendered	890,375	759,459	659,856
Attributable to selling, general and administration expenses	550,299	561,385	745,067

30. Share-based payments

Share based payments are designed as equity-settled plans. Under the equity settled plans, the Group had issued stock options under Associate Stock Option Plan (ASOP) 1999, ASOP 2000, ASOP 2002, ASOP 2005 and ASOP 2007. Each option entitles the holder to purchase one American Depository Share (ADS) at an exercise price determined by the Compensation committee on the date of the grant. There are no options outstanding in respect of ASOP 1999, ASOP 2000, ASOP 2002 and ASOP 2005 plans as at April 1, 2009. Our stock option plans are detailed as under:

(i) Associate Stock Option Plan 2007

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

As the number of stock options and the price of those options were made known to each allottee, the Plan has been considered as a fixed price grant. Stock option activity under the ASOP 2007 Plan is as follows:

No. of options granted, exercised and forfeited	Number of options	Weighted average exercise price in Rs.	Number of options	Weighted average exercise price in Rs.	Number of options	Weighted average exercise price in Rs.
	2012	2012	2011	2011	2010	2010
Outstanding at the beginning of the year	841,200	146.58	1,078,800	149.21	1,211,900	152.51
Granted during the year	—	—	6,000	74.41	50,000	89.34
Replaced (Refer to notes below)	—	—	—	—	—	—
Replacement options granted (Refer to notes below)	—	—	—	—	—	—
Forfeited during the year	(27,995)	109.33	(81,801)	152.37	(93,616)	153.58
Expired during the year	(49,946)	144.52	(161,799)	158.52	(88,068)	158.01
Exercised during the year	(162,061)	131.99	—	—	(1,416)	59.02

Outstanding at the end of the year	601,168	152.26	841,200	146.58	1,078,800	149.21

Vested and Exercisable at the end of the year	579,140	153.59	566,908	151.36	437,210	155.55
Weighted average grant date fair value of grants during the year	—	—	—	—	—	—

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

The fair value of services received in return for share options granted under ASOP 2007 is based on the fair value of share options granted measured using Black Scholes model, with the following inputs:

No. of options granted, exercised and forfeited	Year ended March 31, 2012	Year ended March 31, 2011	Year ended March 31, 2010
Weighted average share price	—	82.68	99.26
Weighted average exercise price	—	74.41	89.34
Expected volatility	—	110.5% - 124.7%	115.8% - 136.7%
Option life	—	3 – 4.5 years	3 – 4.5 years
Expected dividends	—	—	—
Risk-free interest rate	—	2.61%	2.43% - 2.69%

A summary of information about fixed price stock options outstanding as at March 31, 2012 is furnished below:

	Range of exercise price in Rs.	Number outstanding at March 31, 2012	Weighted average exercise price in Rs.	Weighted average remaining contractual life	Number exercisable at March 31, 2012	Weighted average exercise price in Rs.
ASOP 2007	51.51-188.32	601,168	152.26	1.00	579,140	153.39

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

The incremental fair value of the stock options replaced was determined by reference to the difference between the fair value of the replaced stock options and the fair value of the cancelled stock options at the date of grant of new stock options. The incremental fair value as a result of such modification in respect of modified options amounted to Rs.20,959 during the year ended March 31, 2008. In respect of modification that has occurred during the vesting period, the incremental fair value granted is included in the measurement of the amount recognized, for services received over the period from the modification date until the date when the modified equity instruments vest, in addition to the amount based on the grant date fair value of the original equity instruments, which is recognized over the remainder of the original vesting period. In respect of the modification that has occurred after vesting date, the incremental fair value granted is recognized immediately or over the vesting period if the employee is required to complete an additional period of service before becoming unconditionally entitled to those modified equity instruments. The incremental cost recognized in respect of such modified options amounted to Rs.17,967, Rs.2,954 and Rs.5,039 for the years ended March 31, 2012, 2011 and 2010 respectively.

The assumptions that were used in arriving at the incremental fair value are as summarized below:

Assumptions	Pre modification	Post modification
Current market price	174.83	174.83
Exercise price	308.34-578.38	157.35
Expected term	3 – 4.5 years	3 – 4.5 years
Volatility	53.83% - 77.82%	53.01% - 77.82%

Dividend yield	0%	0%
Discount rate	2.5%	2.5%

31. Financial income and expense

	Year ended
	March 31, 2012	March 31, 2011	March 31, 2010
Interest income on bank deposits	16,468	21,360	19,489
Others	42,845	24,338	8,505
Finance income	59,313	45,698	27,994
Interest expense on lease obligations	20,089	20,117	16,476
Bank charges (including letter of credit, bill discounting and buyer’s credit charges)	129,133	96,721	100,241
Interest expense on borrowings	157,510	141,784	177,156
Finance expense	(306,732)	(258,622)	(293,873)

Net finance income / (expense) recognized in profit or loss	(247,419)	(212,924)	(265,879)

32. Earnings / (loss) per share

The calculation of basic earnings / (loss) per share for the years ended March 31, 2012, 2011 and 2010 is based on the earnings / (loss) attributable to ordinary shareholders of Rs. (383,337), Rs. (519,492) and Rs.17,027 respectively and a weighted average number of shares outstanding of 103,313,278, 63,317,251, and 50,840,358 respectively, calculated as follows:

	Year ended
	March 31, 2012	March 31, 2011	March 31, 2010
Net profit / (loss ) – as reported	(383,337)	(519,492)	17,027

Weighted average number of shares – basic	103,313,278	63,317,251	50,840,358
Basic earnings / (loss) per share	(3.71)	(8.20)	0.33

Weighted average number of shares – diluted	103,313,278	63,317,251	50,853,293
Diluted earnings / (loss) per share	(3.71)	(8.20)	0.33

Weighted average number of ordinary shares basic

	Year ended March 31,
	2012	2011	2010
Issued fully paid ordinary shares at April 01	53,351,498	53,351,498	42,820,082
Effect of shares issued on exercise of stock options	98,392	—	166
Effect of partly paid shares (Note 1)	49,863,388	9,965,753	—
Effect of shares issued consequent to amalgamation of Sify Communications Limited	—	—	8,020,110

Weighted average number of equity shares and equivalent shares outstanding	103,313,278	63,317,251	50,840,358

Weighted average number of ordinary shares diluted

	Year ended March 31,
	2012	2011	2010
Weighted average number of ordinary shares (basic)	103,313,278	63,317,251	50,840,358
Effect of stock options	—	—	12,935

Weighted average number of equity shares outstanding (diluted)	103,313,278	63,317,251	50,853,293

As the Company incurred a net loss attributable to ordinary shareholders for the years ended March 31, 2012 and 2011, 601,168 and 841,200 ordinary shares arising out of potential exercise of outstanding stock options as at March 31, 2012 and 2011 respectively were not included in the computation of diluted earnings per share, as their effect was anti-dilutive.

Note 1:	During the year ended March 31, 2011, 125,000,000 ordinary shares were issued to the existing promoter group on a private placement basis. As of March 31, 2012, these shares were partly paid up to the extent of Rs.6.25 (March 31, 2011 : Rs.2.50) per share. Refer note 16 to the consolidated financial statements.

33. Operating leases

The Group leases office buildings and other equipment under operating lease arrangements that are renewable on a periodic basis at the option of both the lessor and the lessee. Some of the leases include rent escalation clauses. Rental expenses under these leases were Rs.339,139, Rs.326,507 and Rs.329,332 for the years ended March 31, 2012, 2011and 2010 respectively. The schedule of future minimum rental payments in respect of operating leases is set out below:

As at March 31, 2012

Lease obligations	Total	Less than 1 year	1-5 years	More than 5 years
Non-cancellable operating lease obligations	1,778,901	109,762	479,262	1,189,877

As at March 31, 2011

Lease obligations	Total	Less than 1 year	1-5 years	More than 5 years
Non-cancellable operating lease obligations	1,884,543	105,693	588,973	1,189,877

34. Segment reporting

The primary operating segments of the Group are:

•	Enterprise Services; such as Network Services and IT Services, providing Internet, connectivity, Voice ILD/NLD, Hosting , security and consulting, managed service solutions;

•	Commercial and Consumer services ; primarily comprising of Internet access services, from homes and through cybercafés, connectivity to SMBs , SOHOs and Online portal services and content offerings; and

•	Software services, such as application services and development of e-learning software.

The Chief Operating Decision Maker (“CODM”), i.e, The Board of Directors and the senior management, evaluate the Group’s performance and allocate resources to various strategic business units that are identified based on the products and services that they offer and on the basis of the market served. The measure of profit / loss reviewed by the CODM is “Earnings/loss before interest, taxes, depreciation and amortization” also referred to as “segment operating income / loss”. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Bandwidth costs, which form a significant part of the total expenses, is allocated primarily to Network Services and then routed through as part of a cost transfer mechanism to Commercial and Consumer segment. Manpower costs of Technology resources rendering services to support Infrastructure operations, Managed services and Application services, are identified to an operating segment specifically. The Group believes that the resulting allocations are reasonable.

Certain expenses, such as depreciation, technology infrastructure and administrative overheads, which form a significant component of total expenses, are not allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not practical to provide segment disclosure of these expenses and, accordingly, they are separately disclosed as “unallocated” and adjusted only against the total income of the Group.

A significant part of the fixed assets used in the Group’s business are not identifiable to any of the reportable segments and can be used interchangeably between segments. As a result the measures of segment assets and liabilities are not regularly reviewed by the CODM and hence disclosures relating to segment assets and liabilities have not been provided.

The Group’s operating segment information for the years ended March 31, 2012, 2011 and 2010, are presented below:

Year ended March 31, 2012

	Enterprise services	Commercial and Consumer Services	Software Services	Total
Segment revenue	6,675,853	390,045	633,051	7,698,949
Allocated segment expenses	(5,169,236)	(473,210)	(587,949)	(6,230,395)

Segment operating income / (loss)	1,506,617	(83,165)	45,102	1,468,554
Unallocated expenses:
Selling, general and administrative expenses				(977,587)
Depreciation and amortization				(691,560)
Other income / (expense), net				37,377
Finance income				59,313
Finance expenses				(306,732)
Share of profit of equity accounted investee				27,298

Profit / (loss) before tax				(383,337)
Income tax (expense) / benefit				—

Profit / (loss) for the year				(383,337)

Year ended March 31, 2011 (As adjusted)

	Enterprise services	Commercial and Consumer Services	Software Services	Total
Segment revenue	5,752,879	526,366	607,384	6,886,629
Allocated segment expenses	(4,403,435)	(724,283)	(506,936)	(5,634,654)
Impairment loss onintangibles	—	(1,857)	—	(1,857)

Segment operating income / (loss)	1,349,444	(199,774)	100,448	1,250,118
Unallocated expenses:
Cost of goods sold				(36,222)
Selling, general and administrative expenses				(980,353)
Depreciation and amortization				(685,836)
Other income / (expense), net				72,693
Finance income				45,698
Finance expenses				(258,622)
Share of profit of equity accounted investee				73,032

Profit / (loss) before tax				(519,492)
Income tax (expense) / benefit				—

Profit / (loss) for the year				(519,492)

Year ended March 31, 2010 (As adjusted)

	Enterprise services	Commercial and Consumer Services	Software Services	Total
Segment revenue	5,268,530	844,771	596,887	6,710,188
Allocated segment expenses	(3,996,925)	(1,080,236)	(519,069)	(5,596,230)
Impairment loss on intangibles including goodwill	—	(47,269)	—	(47,269)

Segment operating income / (loss)	1,271,605	(282,734)	77,818	1,066,689
Unallocated expenses:
Cost of goods sold				(45,853)
Selling, general and administrative expenses				(936,870)

Depreciation and amortization	(656,797)
Other income / (expense), net	131,789
Income from legal settlement	561,120
Finance income	27,994
Finance expenses	(293,873)
Share of profit of equity accounted investee	91,135

Profit / (loss) before tax	(54,666)
Income tax (expense) / benefit	81,479

Profit / (loss) for the year	26,813

Year Reconciliations

	Cost of goods sold	Selling, general and administrative expenses	Finance expenses	Total
Year ended March 31, 2012
Allocated segment expenses	4,660,773	1,569,622	—	6,230,395
Unallocated segment expenses	—	977,587	306,732
Total as per income statement	4,660,773	2,547,209	306,732

Year ended March 31, 2011
Allocated segment expenses	4,173,208	1,461,446	—	5,634,654
Unallocated segment expenses	36,222	980,353	258,622
Total as per income statement	4,209,430	2,441,799	258,622

Year ended March 31, 2010
Allocated segment expenses	4,050,685	1,545,545	—	5,596,230
Unallocated segment expenses	45,853	936,870	293,873
Total as per income statement	4,096,538	2,482,415	293,873

Reorganization of business segments

We have been historically operating with three segments of business viz Corporate network/data services, Internet access services (including Online portal services and content offerings) and others (e-Learning and Infrastructure Management services). The Industry in which these segments compete has witnessed newer competitions, business models resulting in dynamic market changes. In order to leverage the versatility and the organizational capability, the Chief Operations Decision Maker (CODM) has evaluated options of integrating certain services to address customers across segments, achieve better marketability, flexibility and scale. Based on the management decision, certain changes to the business structure are made effective April 1, 2011. Consequently ‘Application services’ have been realigned out of ‘Corporate Data/Networking’ (revised segment—Enterprise Services) and have been reported as a part of Software Services. ‘Infrastructure Management Services’ have been realigned out of ‘Other Services’ and have been reported as a part of Enterprise Services. The Corresponding revenues and costs have been regrouped into the respective segments. Manpower cost of Technology division, comprising of Infrastructure, Managed Services and Software, is now identified as a specific operating cost to all relevant segment.

Consequently the revised operating segments are as below:

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

These reorganization of operating segments did not have any effect on reported consolidated operating income, income before income taxes, net income or per share amounts. The following table provides the amounts reclassified for all prior periods.

Revenue reclassifications

For the year ended March 31, 2011

Previous operating segments	Corporate network / data services	Consumer one	Other services	Total
As previously reported	5,671,909	526,366	688,354	6,886,629
Revenue from Managed services	411,085	—	(411,085)	—
Revenue from application services	(330,115)	—	330,115	—
Revised operating segments	5,752,879	526,366	607,384	6,886,629
	Enterprise services	Commercial and consumer services	Software services

For the year ended March 31, 2010

Previous operating segments	Corporate network / data services	Consumer one	Other services	Total
As previously reported	5,335,268	844,771	530,149	6,710,188
Revenue from Managed services	289,146	—	(289,146)	—
Revenue from application services	(355,884)	—	355,884	—
Revised Revenue	5,268,530	844,771	596,887	6,710,188
Revised operating segments	Enterprise services	Commercial and consumer services	Software services

Operating and unallocated cost reclassifications:

For the year ended March 31, 2011

Previous operating segments	Corporate network / data services	Consumer one	Other services	Unallocated expenses and income
As previously reported	4,026,865	639,463	536,176	2,201,760
Cost of goods sold	309,580	45,094	134,129	(488,802)
Finance expenses	(52,916)	(2,210)	(1,527)	56,653
Operating expenses	119,906	41,936	(161,842)	—
Revised Costs	4,403,435	724,283	506,936	1,769,610
Revised operating segments	Enterprise services	Commercial and consumer services	Software services

For the year ended March 31, 2010

Previous operating segments	Corporate network / data services	Consumer one	Other services	Unallocated expenses and income
As previously reported	3,929,727	898,397	406,063	1,483,398
Cost of goods sold	293,922	41,137	96,895	(431,954)
Finance expenses	(66,656)	(2,557)	(698)	69,911
Operating expenses	(160,068)	143,259	16,809	—
Revised Costs	3,996,925	1,080,236	519,069	1,121,355
Revised operating segments	Enterprise services	Commercial and consumer services	Software services

Geographic segments

The Group has two geographic segments India and rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

Description	India	Rest of the world	Total
Revenues
Year ended March 31, 2012	4,864,915	2,834,034	7,698,949
Year ended March 31, 2011	4,495,801	2,390,828	6,886,629
Year ended March 31, 2010	4,950,352	1,759,836	6,710,188

The Group does not disclose information relating to non-current assets located in India and rest of the world as the necessary information is not available and the cost to develop it would be excessive.

The revenue from transactions with a single external customer did not exceed more than 10% of the total revenue of the Company for each of the three years ended March 31, 2012.

35. Contingencies

a)	During the previous years, the Group had received assessment orders from the Income-tax Department of India for various financial years disallowing certain expenditure like bandwidth charges and foreign currency payments for non-deduction of withholding taxes. The Company appealed against those order before Commissioner of Income Tax (Appeals) (CIT(A)) and received favourable orders. The department has filed appeals before Income Tax Appellate Tribunal (ITAT) disputing CIT(A) orders. The group believes that the appeal by the department is not sustainable and consequently no loss contingency is necessary as at March 31, 2012. Income tax claims against the company as at March 31, 2012 amounted to Rs.84,981 (March 31, 2011: Rs.84,981).

b)	Contingencies due to certain service tax claims as at March 31, 2012 amounted to Rs.421,730 (March 31, 2011: Rs 243,610).

c)	Additionally, the Group is also involved as a party to lawsuits, claims and proceedings, which arise in the ordinary course of business. The Group does not foresee any material contingency out of the pending issues.

d)	The Group during the year ended March 31, 2009 entered into a contract with Emirates Integrated Telecom for the construction and supply of capacity from the Europe India Gateway. As per the contract with Emirates, the Group is required to pay its share of decommissioning costs if any that may arise in the future. No provision has been made by the Group for such decommissioning costs as the amount of provision cannot be measured reliably as at March 31, 2012.

e)	Liability on customer letter of credit discounted amounted to Rs.87,793 (March 31, 2011: Nil).

f)	In respect of contingencies arising on legal proceedings, refer Note 36.

36. Legal proceedings

(a)	The Group and certain of its officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in Sify’s initial public offering of American Depositary Shares as defendants. This class action is brought on behalf of a purported class of purchasers of Sify’s ADSs from the time of Sify’s Initial Public Offering (“IPO”) in October 1999 through December 2000. The central allegation in this action is that the underwriters in Sify’s IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased Sify’s ADSs in the IPO and the aftermarket. The complaint also alleges that Sify violated the United States Federal Securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits.

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

Accordingly, any direct financial impact of the proposed settlement is expected to be borne by the Sify’s insurers. On June 12, 2009, the Federal District Court granted preliminary approval of the proposed settlement. On October 6, 2009, the District Court issued an order granting final approval of the settlement. Subsequent to the final approval of Settlement agreement by the District court, there were several notices of appeal filed. Most were filed by the same parties that objected to the settlement in front of the District Court. These appeals were consolidated into a single appeal and briefing schedule was held. On January 9, 2012, the class counsel and issuer defendant’s counsel entered into a Settlement Agreement, which agreement includes an agreement to dismiss the above appeal. Thus the above appeal has been dismissed with prejudice confirming the Settlement agreement entered before the District Court.

The Company believes, the maximum exposure under this settlement is approximately USD 338,983, an amount which its insurer will pay as per the Settlement Agreement on behalf of the Company.

(b)	Proceedings before the Department of Telecommunications

(ii)	License fees

•

On October 12, 2009 (as later clarified by the DoT), the Department of Telecommunications (‘DOT’) raised a demand on Sify Technologies for Rs.14 million after correcting the arithmetical error in the Assessment letter.

•	On February 26, 2010 DoT raised a demand on Sify Communications (erstwhile subsidiary merged with Sify Technologies Limited) for Rs.26 million.

The above demands were made by the DoT on the premise that all amounts of income (whether direct or indirect) including items such as other income, interest on deposits, gain on foreign exchange fluctuation, profit on sale of assets & provision written back, that are in anyway related to telecom operations of the Company or arise in connection with the Telecom business of the Company, are to be considered as income for the purpose of calculation of the license fee. The Company replied suitably on the above demand notice.

Various service providers approached Telecom Disputes Settlement & Appellate Tribunal (‘TDSAT’) to clarify what items of income should be included in the calculation of license fee and what items of income should not be included in such calculation. TDSAT by its order clarified on the above. The TDSAT order was challenged by DoT in Surpreme Court of India and the Supreme Court has set aside the TDSAT order. The service providers through their associations have filed a review petition in Supreme Court of India against the order. Sify believes that the above demands are not tenable under law nor fit into the definition of Adjusted Gross Revenue as defined by DoT. The Company believes it has adequate defenses for these demands and are awaiting the outcome of the review petition.

(ii)	In November 2009, the Company received a demand notice pertaining to the allocation of spectrum in the 3.3-3.4 GHz frequency, from DoT, demanding INR 345 million (US $ 7.05 million) towards spectrum charges payable from the date of issue of allocation letter for 170 Base Stations. As per the notice, in case no payment is received within 15 days from the date of issue of the notice, then it would be presumed that the Company is no longer interested for the frequency assignments in 3.3-3.4 GHz band.

Whilst the Company received allotment letter for Spectrum in 3.3 GHz band (3303.5/3353.5 MHz) (Total 12 MHz) the Company had neither started any operations in this frequency band nor had applied for any Operating License from DOT/ Wireless Planning Commission (WPC). Sify believes that the obligation to make payment will arise only after obtaining the operating license from DOT/WPC. Sify also believes that it has adequate legal defences for these demands, as the Company has not yet obtained any operative license, hence such demand is not tenable Nevertheless, the Company has as a commitment to hold and use the spectrum in the above band has paid INR 11.56 million towards 40 Base Stations and has surrendered the remaining 130 Base Stations. The Company believes that the ultimate outcome of these actions will not have a material adverse effect.

(c)	The Group is party to additional legal actions arising in the ordinary course of business. Based on the available information, as at March 31, 2012, Sify believes that it has adequate legal defences for these actions and that the ultimate outcome of these actions will not have a material adverse effect. However in the event of adverse judgement in all these cases, the maximum financial exposure would be Rs.129,041 (March 31, 2011: Rs 9,051).

37. Related parties

The related parties where control / significant influence exists are subsidiaries and associates. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director whether executive or otherwise. Key management personnel includes the board of directors and other senior management executives. The other related parties are those with whom the Group has had transaction during the years ended March 31, 2012, 2011 and 2010 are as follows:

Particulars	Country of incorporation	% of Ownership interest
		March 31, 2012	March 31, 2011
Holding Company
Infinity Satcom Universal Private Limited		—	—
Raju Vegesna Infotech & Industries Private Limited (Refer note 16 and note 42)		—	—
Ramanand Core Investment Company Private Limited		—	—
Subsidiaries
Sify International Inc.	USA	100	100
Sify Software Limited (Formerly Sify Networks Private Limited)	India	100	100
Sify Technologies (Singapore) Pte. Limited (Incorporated on December 7, 2009)	Singapore	100	100
Hermit Projects Private Limited (Acquired on November 28, 2011)	India	100	100
Pace Info Com Park Private Limited (Acquired on November 28, 2011)	India	100	100
Associates
MF Global-Sify Securities India Private Limited	India	29.85	29.85
Others (Entities in which the Key Management Personnel have controlling interest / significant influence and relatives of Key Management Personnel)
Radhika Vegesna	India	—	—
Server Engines LLC	USA	—	—
Server Engines India Private Limited	India	—	—
VALS Developers Private Limited	India	—	—
Raju Vegesna Developers Private Limited	India	—	—

The following is a summary of the related party transactions for the year ended March 31, 2012:

Transactions	Holding Company	Associates	Others	Key Management Personnel***
Consultancy services received	—	—	—	240
Sitting fees paid	—	—	—	1,280
Salaries and other short term benefits	—	—	—	37,385
Contributions to defined contribution plans	—	—	—	1,602
Share based payment transactions	—	—	—	1,041
Issue of shares on private placement basis**	1,500,000	—	—	—
Advance lease rentals and refundable deposits refunded*	—	—	2,175	—
Refundable lease deposit paid****	—	—	—	—
Lease rentals paid****	150	—	3,129	—
Amount of outstanding balances
Advance lease rentals and refundable deposits made****	—	—	2,558	—

The following is a summary of the related party transactions for the year ended March 31, 2011:

Transactions	Holding Company	Associates	Others	Key Management Personnel***
Consultancy services received	—	—	—	240
Sitting fees paid	—	—	—	1,200
Salaries and other short term benefits	—	—	—	40,328
Contributions to defined contribution plans	—	—	—	1,913
Share based payment transactions	—	—	—	4,226
Issue of shares on private placement basis**	1,000,000	—	—	—
Advance lease rentals and refundable deposits refunded	—	—	282,825	—
Refundable lease deposit paid****	—	—	2,558	—
Lease rentals paid****	—	—	2,558	—
Amount of outstanding balances
Debtors	—	—	—	—
Advance lease rentals and refundable deposits made****	—	—	2,558	—

The following is a summary of the related party transactions for the year ended March 31, 2010:

Transactions	Associates	Others	Key Management Personnel***
Consultancy services received	—	—	240
Sitting fees paid	—	—	1,240
Salaries and other short term benefits	—	—	52,441
Contributions to defined contribution plans	—	—	2,427
Share based payment transactions	—	—	9,486
Issuance of shares on amalgamation of erstwhile Sify Communications limited with Sify Technologies limited	—	842,837	—
Amount of outstanding balances
Debtors	—	—	—
Advance lease rentals and refundable deposits made*	—	282,825	—

*	Represents deposits made to VALS Developers Private Limited (“VALS”).VALS was owned and controlled by Raju Vegesna Infotech & Industries Private Limited, in which Mr. Raju Vegesna, our principal share holder and Chief Executive Officer, was holding 94.66% equity in his personal capacity. During the year ended March 31, 2009, Sify entered into an agreement for Sub Lease with VALS Developers Private Limited to take on lease on long term basis the proposed building which is in the process of being constructed. The lease agreement, when final and executed, was expected to have an initial non-cancellable term of 5 years, with a further option for Sify to renew or cancel the lease for the incremental five year terms. In terms of this Agreement for Sub Lease, Sify has paid a security deposit of Rs.125,700 and advance rental of Rs.157,125 to VALS. As per the terms of the Sub Lease, the security deposit will be refunded at the end of lease term and the advance rental would be adjusted over a period of 15 months from the commencement of the lease. To give effect to the above arrangement, VALS had entered into a Memorandum of Understanding on 16th June 2008 with M/s. Advance India Projects Limited (AIPL) and M/s. Pace Info com Private Limited (PACE), wherein PACE is an allottee of the land situated at B-07, Sector-132, Noida and VALS had through a Special Purpose Vehicle Hermit Projects Private Limited (HERMIT) decided to acquire the shares of PACE including the land held by it. VALS has paid a sum of Rs.285,000 to AIPL at the time of signing the MoU.

During the year, on October 30, 2010, the Board of Directors have approved to cancel the MoU for lease arrangement and have decided to acquire the property which is under construction from the third party directly. On 12th January 2011, through a Memorandum of Amendment, the company with the intention to acquire the said land, had substituted its name with that of VALS and through such amendment VALS had agreed to assign all rights, responsibilities, obligations, title etc. in favour of the company, thus making the company eligible to acquire PACE through HERMIT and subsequently the land and also making liable to pay the entire consideration of Rs.1,140,000. Hence the Company has paid VALS an amount of Rs.2,175 i.e., difference between the amount paid by the Company to VALS and the amount paid by VALS to AIPL.

During the year, the Company acquired the leasehold rights alongwith the building under construction through acquisition of entire shares HERMIT which in turn holds the entire shares of PACE, the original allottee of the land.

**	Also refer note 16 in relation to transactions relating to issue of equity shares on private placement basis to Raju Vegesna Infotech & Industries Private Limited.
***	Some of the key management personnel of the Group are also covered under the Group’s gratuity plan along with other employees of the Group. Proportionate amounts of gratuity accrued under the gratuity plan have not been separately computed or included in the above disclosure.
****	The company has entered into a lease agreement with Ms Radhika Vegesna, Daughter of Mr. Ananda Raju Vegesna, Executive Director of the company, to lease the premises owned by her for a period of three years effective June 1, 2010 on a rent of Rs.256 per month and payment of refundable security deposit of Rs.2,558. This arrangement will be automatically renewed for a further period of two blocks of three years with all the terms remaining unchanged.
****	During the year, the Company has entered into a lease agreement with M/s Raju Vegesna Infotech and Industries Private Limited, the holding Company, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of Rs.75 per month.
****	During the year, the Company has entered into a lease agreement with M/s Raju Vegesna Developers Private Limited, a Company in which Mr Ananda Raju Vegesna, Executive Director of the Company and Mr Raju Vegesna, Chairman and Managing director of the Company exercise significant influence, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of Rs.30 per month.

38. Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by each category as at March 31, 2012 were as follows:

Particulars	Note	Loans and receivables	Financial assets / liabilities at fair value through profit and loss	Available for sale	Other financial liabilities	Total carrying value	Total fair value
Assets
Cash and cash equivalents	8	892,768	—	—	—	892,768	892,768
Other assets	10	252,386	—	—	—	252,386	252,386
Trade receivables	13	2,411,946	—	—	—	2,411,946	2,411,946
Other receivables	13	122,214	—	—	—	122,214	122,214
Derivative financial instrument		—	2,891	—	—	2,891	2,891
Other investments	15	—	—	160	—	160	160
Liabilities
Bank overdraft	8	—	—	—	798,180	798,180	798,180
Finance lease liabilities	17	—	—	—	176,926	176,926	176,926
Other liabilities	19	—	—	—	187,236	187,236	187,236
Borrowings from banks	20	—	—	—	375,906	375,906	375,906
Borrowings from others	20	—	—	—	353,435	353,435	353,435
Trade and other payables	21	—	—	—	2,325,447	2,325,447	2,325,447

The carrying value and fair value of financial instruments by each category as at March 31, 2011 were as follows:

Particulars	Note	Loans and receivables	Financial assets / liabilities at fair value through profit and loss	Available for sale	Other financial liabilities	Total carrying value	Total fair value
Assets
Cash and cash equivalents	8	543,097	—	—	—	543,097	543,097
Other assets	10	212,969	—	—	—	212,969	212,969
Trade receivables	13	1,839,966	—	—	—	1,839,966	1,839,966
Other receivables	13	354,115	—	—	—	354,115	354,115
Other investments	15	—	—	160	—	160	160
Liabilities
Bank overdraft	8	—	—	—	678,091	678,091	678,091
Finance lease liabilities	17	—	—	—	188,253	188,253	188,253
Other liabilities	19	—	—	—	163,245	163,245	163,245
Borrowings from banks	20	—	—	—	1,009,422	1,009,422	1,009,422
Borrowings from others	20	—	—	—	288,988	288,988	288,988
Trade and other payables	21	—	—	—	1,725,907	1,725,907	1,725,907

Details of financial assets pledged as collateral

The carrying amount of financial assets as March 31, 2012 and 2011 that the Group has provided as collateral for obtaining borrowings and other facilities from its bankers are as follows:

	March 31, 2012	March 31, 2011
Cash and cash equivalents	892,768	543,097
Other assets	252,386	212,969
Trade receivables	2,411,946	1,839,966
Other receivables	122,214	354,115

	3,679,314	2,950,147

Derivative financial instruments

Foreign exchange forward contracts and options are purchased to mitigate the risk of changes in foreign exchange rates associated with certain payables, receivables and forecasted transactions denominated in certain foreign currencies. These derivative contracts do not qualify for hedge accounting under IAS 39, and are initially recognized at fair value on the date the contract is entered into and subsequently re-measured at their fair value. Gains or losses arising from changes in the fair value of the derivative contracts are recognized immediately in profit or loss. The counterparties for these contracts are generally banks or financial institutions. The following table gives details in respect of the notional amount of outstanding foreign exchange and option contracts as on March 31, 2012 and 2011:

As of
	March 31, 2012	March 31, 2011
Forward contracts
In U.S. Dollars (Sell)	—	—
In U.S Dollars (Buy)	—	—
Option contracts
In U.S Dollars (Sell)	1,500	—
In U.S Dollars (Buy)	—	—

The Company recognized a net gain on derivative financial instruments of Rs.2,891 for the year ended March 31, 2012 and a net gain of Rs.6,998 during the year ended March 31, 2010.

The forward exchange contracts and option contracts mature between one and twelve months. The table below summarizes the notional amounts of derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

As of
	March 31, 2012	March 31, 2011
Sell:
Not later than one month	26,500	—
Later than one month and not later than three months	53,000	—
Later than three months and not later than six months	—	—
Later than six months and not later than one year	—	—

	79,500	—

As of
	March 31, 2012	March 31, 2011
Buy:
Not later than one month	—	—
Later than one month and not later than three months	—	—
Later than three months and not later than six months	—	—
Later than six months and not later than one year	—	—

	—	—

Interest, (expenses), gains and (losses) recognized on financial assets and liabilities

Recognized in profit or loss

	Year ended
	March 31, 2012	March 31, 2011	March 31, 2010
Loans and receivables
Interest income on bank deposits	16,468	21,360	19,489
Interest income from other loans and receivables	3,706	3,871	8,505
Impairment loss of trade receivables	(193,232)	(161,922)	(121,987)
Impairment loss on finance lease receivables	—	—	—

Financial assets at fair value through profit or loss
Net change in fair value of derivative financial instruments	2,891	—	6,998

Other financial liabilities
Interest expenses on lease obligations	(20,089)	(20,117)	(16,476)
Interest expenses on borrowings from banks, others and overdrafts	(157,510)	(161,897)	(177,156)

Recognized directly in other comprehensive income

Year ended
	March 31, 2012	March 31, 2011	March 31, 2010
Net change in fair value of available-for-sale financial assets	—	—	—

39. Financial Risk Management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk

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

Exposure to credit risk

The gross carrying amount of financial assets, net of any impairment losses recognized represents the maximum credit exposure. The maximum exposure to credit risk as at March 31, 2012 and 2011 was as follows:

	March 31, 2012	March 31, 2011
Cash and cash equivalents	892,768	543,097
Other assets	252,386	212,969
Trade receivables	2,411,946	1,839,966
Other receivables	122,214	354,115
Derivative financial instruments	2,891	—
Other investments	160	160

	3,682,365	2,950,307

Financial assets that are past due but not impaired

There is no other class of financial assets that is past due but not impaired other than trade receivables. The age analysis of trade receivables have been considered from the date of invoice. The ageing of trade receivables, net of allowances that are past due, is given below:

Period (in days)	March 31, 2012	March 31, 2011
Past due 181 — 270 days	168,171	143,919
Past due 271 — 365 days	173,385	50,796
More than 365 days	524,788	97,596

	866,344	292,311

See note 13 for the activity in the allowance for impairment of trade account receivables.

Financial assets that are not past due

Cash and cash equivalents, other assets, other receivables and finance lease receivables are neither past due nor impaired. Of the total trade receivables that are not past due as at March 31, 2012 amounting to Rs.1,545,602 (March 31, 2011: Rs.1,329,698) impairment to the extent of Rs Nil (March 31, 2011: Rs Nil) has been recorded.

Details of collateral and other credit enhancements held

	March 31, 2012	March 31, 2011
Security deposits received for internet access services	4,915	7,432

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

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2012

	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years
Non-derivative financial liabilities
Bank overdrafts	798,180	798,180	798,180	—	—
Finance lease liabilities	176,926	205,675	91,923	99,521	14,231
Other liabilities	187,236	187,236	187,236	—	—
Borrowing from banks	375,906	381,269	381,269	—	—
Borrowings from others	353,435	416,449	202,842	185,060	28,547
Trade and other payables	2,325,447	2,325,447	2,325,447	—	—

	4,217,130	4,314,256	3,986,897	284,581	42,778

As at March 31, 2011

	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years
Non-derivative financial liabilities
Bank overdrafts	678,901	678,901	678,901	—	—
Finance lease liabilities	188,253	247,355	65,148	123,922	58,284
Other liabilities	163,245	163,245	163,245	—	—
Borrowing from banks	1,009,422	1,044,455	930,067	114,388	—
Borrowings from others	288,988	368,794	175,730	158,431	34,633
Trade and other payables	1,725,907	1,725,907	1,725,907	—	—

	4,054,716	4,228,657	3,738,998	396,741	92,917

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

The Group’s exposure to foreign currency risk as at March 31, 2012 was as follows:

All amounts in respective currencies as mentioned (in thousands)

	USD	CAD	CHF	EUR	GBP	DHS	HKD	SGD
Cash and cash equivalents	758	—	—	—	—	—	—
Trade receivables	17,046	5	539	12	136	—	—	6
Trade payables	(9,031)	—	(15)	(52)	(1)	(59)	(10)	—
Gross balance sheet exposure	8,773	5	524	(40)	135	(59)	(10)	6
Forward exchange / option contracts	(1,500)	—	—	—	—	—	—	—
Net exposure	7,273	5	524	(40)	135	(59)	(10)	6

The Group’s exposure to foreign currency risk as at March 31, 2011 was as follows:

All amounts in respective currencies as mentioned (in thousands)

	USD	CAD	CHF	Euro	GBP	DHS	HKD	AED	SGD
Cash and cash equivalents	495	—	—	—	—	—	—
Trade receivables	9,700	4	522	20	116	1	—	1	2
Trade payables	(5,688)	—	(18)	(301)	(1)	(32)	(10)	(25)	(83)
Gross balance sheet exposure	4,507	4	504	(281)	115	(31)	(10)	(24)	(81)
Forward exchange / option contracts	—	—	—	—	—	—	—	—	—
Net exposure	4,507	4	504	(281)	115	(31)	(10)	(24)	(81)

Sensitivity analysis

A 10% strengthening of the rupee against the respective currencies as at March 31, 2012 and 2011 would have increased / (decreased) other comprehensive income and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2011.

	Other comprehensive income	Profit or loss
March 31, 2012	—	40,782
March 31, 2011	—	14,366

A 10% weakening of the rupee against the above currencies as at March 31, 2012 and 2011 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Interest Rate Risk: Interest rate risk is the risk that an upward movement in interest rates would adversely affect the borrowing costs of the group.

Profile

At the reporting date the interest rate profile of the Group’s interest –bearing financial instruments were as follows:

	Carrying amount
	March 31, 2012	March 31, 2011
Fixed rate instruments
Financial assets - Fixed deposits with banks	400,629	84,765

Financial liabilities
- Borrowings from banks	48,476	529,437
- Borrowings from others	353,435	288,988

Variable rate instruments
Financial liabilities
- Borrowings from banks	327,430	326,000
- Bank overdrafts	798,180	678,901

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

Cash flow sensitivity for variable rate instruments

An increase of 100 basis points in interest rates at the reporting date would have increased / (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis has been performed on the same basis as 2011.

	Equity	Profit or loss
March 31, 2012	—	(11,256)
March 31, 2011	—	(10,049)

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

41. IPO listing

The Ministry of Finance of the Government of India (‘MoF’) issued a press release dated March 31, 2006, making amendments to the ‘Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme 1993’ (‘the Scheme’). The amendments included a statement that unlisted Companies which had accessed FCCBs, ADR/GDRs in terms of guidelines of May 22, 1998 and are not making profit, be permitted to comply with listing condition on the domestic stock exchanges within three years of having started making profit. Further, the press release states that no fresh issues of FCCBs, ADR/GDRs by such companies will be permitted without listing first in the domestic exchanges. Hence the Company would not be able to raise funds by issuing ADRs until such time the Company complies with the ‘Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme 1993’ and lists in the domestic stock exchanges as per the above press release.

42. Issue of shares on a private placement basis to the existing promoter group

On August 4, 2010, the Board of Directors of the company approved the issuance, in a private placement, of upto an aggregate of 125,000,000 of the company’s equity shares, par value Rs.10 per share (“Equity shares”), for an aggregate purchase price of Rs.4,000,000, to a group of investors affiliated with the company’s promoter group, including entities affiliated with Mr Raju Vegesna, the company’s Chief Executive officer and Managing Director and Mr Ananda Raju Vegesna, Executive Director and brother of Mr Raju Vegesna (the “Offering”). The company’s shareholders approved the terms of the Offering at the Company’s Annual General Meeting held on September 27, 2010.

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

As on March 31, 2012, these shares are partly paid to the extent of Rs.6.25 per share. Until the full purchase price is paid by the purchasers, the company retains a lien on the equity shares purchased in connection with the Offering. As of March 31, 2012, entities affiliated with our Chief Executive Officer, Raju Vegesna, beneficially owned approximately 86.27% of our outstanding equity shares, which includes the 125,000,000 shares (partly paid with proportionate voting rights) issued in connection with the above Offering.

MF Global Sify Securities India Private Limited

IFRS Consolidated Financial Statements

As at March 31, 2012 and 2011 and for the year ended March 31, 2012, 2011 and 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of MF Global Sify Securities India Private Limited

In our opinion, the accompanying Consolidated Statement of Balance Sheet, and the related Consolidated Income Statement, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flow (collectively “consolidated financial statements) present fairly, in all material respects, the financial position of MF Global Sify Securities India Private Limited and its subsidiaries (collectively “the Company”) at March 31, 2012 and & March 31, 2011 and the results of their operations and their cash flows for the year ended March 31, 2012 & March 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

Without qualifying our opinion, we draw your attention to

a)	Note 2.1 to the Consolidated Financial Statements which states that on October 31, 2011, MF Global Holdings Ltd (the “ultimate parent company”) filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. Such liquidation of the Ultimate Parent Company has negatively impacted the scale of operations of the Company. The shareholders of the Company have entered into Share Purchase Agreement (SPA) with an international brokerage house for acquiring its respective stake in the Company for which necessary regulatory approvals have been received & formalities relating to completion of such acquisition are pending. The revival of the scale of operations and resultant profitability of the Company is dependent upon successful completion of such acquisition of the Company.

b)	Note 8.1.2 to the Consolidated Financial Statements which states that brokerage aggregating to Rs. 12,019 (000) from Institutional Clients have neither been disputed nor denied by the respective clients. However, these amounts have remained overdue as the Institutional clients are awaiting the clarity about the change of ownership of the Company.

c)	Note 26 to the Consolidated Financial Statements, which describes the uncertainty related to the outcome of the ongoing discussions between the Company’s shareholders concerning the reconsideration of certain costs charged to the Company by MF Global Holdings Limited and its affiliated and associated group companies for the two years ended March 31, 2008 and March 31, 2009 which is being carried as a liability in the accounts.

d)	Note 30.1 to the Consolidated Financial Statements which states that as on October 31, 2011, MF Global Holdings Ltd (the “ultimate parent company”) filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. Consequently, the Company has not obtained confirmation of outstanding balances with related parties as at March 31, 2012. The Company has confirmed that there were no significant transactions with such parties after the date of filing such petitions and therefore the Consolidated Financial Statements have been prepared from the book balances which are subject to reconciliation / confirmations from the respective parties.

We conducted our audit of these consolidated financial statements for the year ended March 31, 2012 and March 31, 2011 in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

ASA & ASSOCIATES

Independent Registered Public Accounting Firm

Mumbai , India

July 30, 2012

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

Firm Registration No. 301112E

Place: Mumbai

Date: November 26, 2010

MF Global Sify Securities India Private Limited

(All amounts in Indian Rupees thousands, except as otherwise stated)

CONSOLIDATED STATEMENT OF BALANCE SHEET

		As at
	Note	March 31, 2012	March 31, 2011
ASSETS
Cash and bank balance	11	146,980	281,486
Cash-restricted	12	2,324,000	2,959,063
Interest bearing deposits with bank	13	70,777	93,362
Receivable from broker-dealers and clearing organizations	9	170,660	18,580
Receivable from customers (net of provision of Rs. 86,300 and Rs. 60,600 respectively)	8	340,998	447,770
Available-for-sale securities:
Marketable, at market value	14	41,005	133,644
Deposits with clearing organizations		78,613	173,783
Interest accrued but not due		57,301	67,124
Other assets	10	208,999	245,800
Intangible assets:
Computer software	5.1	7,886	19,271
Memberships in exchanges	5.2	6,385	5,733
Property, plant and equipment	6	11,021	21,827
Deferred tax asset (Net)	7	42,288	79,476

Total assets		3,506,913	4,546,919

EQUITY
Capital and reserves attributable to the Equity Holders
Ordinary shares	15	518,942	518,942
Additional paid in capital		28,968	28,968
Retained earnings		1,898,693	1,806,071
Currency translations		8,759	(232)
Fair value adjustments		(774)	(774)

Total Equity		2,454,588	2,352,975

LIABILITIES
Payable to broker-dealers and clearing organizations	9	184,659	264,504
Payable to customers		684,802	1,272,571
Borrowings	17	—	53,000
Accounts payable, accrued expenses and other liabilities	19	181,357	505,605
Employee benefit obligation	18	1,507	98,264

Total Liabilities		1,052,325	2,193,944

Total liabilities and equity		3,506,913	4,546,919

The accompanying notes form an integral part of these consolidated financial statements

These financial statements have been approved by the Board of Directors on July 29, 2012

For and on behalf of the Board

Vineet Bhatnagar

Managing Director

MF Global Sify Securities India Private Limited

(All amounts in Indian Rupees thousands, except as otherwise stated)

CONSOLIDATED INCOME STATEMENT

		Year ended
	Note	March 31, 2012	March 31, 2011	March 31, 2010
INCOME
Commissions		774,266	1,391,162	1,201,594
Depository and clearing fees		30,123	33,919	35,488
Interest on fixed deposits held as margin		256,869	198,412	238,491
Other Income	23	108,319	194,790	136,972

Total Income		1,169,577	1,818,283	1,612,545

EXPENSES
Employee compensation and benefits	21	517,075	794,535	607,775
Exchange expenses and clearance fees		152,642	220,153	165,769
Brokerage to other broker-dealers		95,940	136,470	152,002
Communications and data processing		28,373	30,100	28,168
Bank interest and guarantee commission		2,651	1,751	7,616
Depreciation and amortization		29,672	67,692	37,398
Occupancy		60,907	75,728	75,210
Write back of provision		—	—	(57,500)
Provision for receivable from customers	22	25,700	38,300	—
Advertisement and business promotion		31,370	60,339	45,593
Other expenses	20	70,330	85,628	82,111

Total Expenses		1,014,660	1,510,696	1,144,142

Profit before income tax		154,917	307,587	468,403
Income tax expense	24	62,295	65,747	160,860

Profit for the year attributable to the Equity holders		92,622	241,840	307,543

The accompanying notes form an integral part of these consolidated financial statements

These financial statements have been approved by the Board of Directors on July 29, 2012

For and on behalf of the Board

Vineet Bhatnagar

Managing Director

MF Global Sify Securities India Private Limited

(All amounts in Indian Rupees thousands, except as otherwise stated)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Years ended March 31,
	2012	2011	2010
Net income for the year	92,622	241,840	307,543

Other comprehensive income
Available for sale financial assets
- Net change in fair value	—	(9,855)	1,527

Foreign currency translation differences
Currency translation differences	8,991	(1,185)	(5,657)

	8,991	(11,040)	(4,130)

Total comprehensive income for the year	101,613	230,800	303,413

The accompanying notes form an integral part of these consolidated financial statements

These financial statements have been approved by the Board of Directors on July 29, 2012

For and on behalf of the Board

Vineet Bhatnagar

Managing Director

MF Global Sify Securities India Private Limited

(All amounts in Indian Rupees thousands, except as otherwise stated)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Number of ordinary shares	Par value	Share Capital	Additional paid -in capital	Retained earnings	Currency transalation	Fair Value adjustment	Total Equity
Balance as at April 1, 2009	51,894,182	10	518,942	28,968	1,256,688	6,610	7,554	1,818,762
Currency translation differences						(5,657)		(5,657)
Fair value gains, net of tax on available-for-sale financial assets							1,527	1,527

Net income directly recognised in equity					—	(5,657)	1,527	(4,130)
Profit for the year					307,543			307,543

Total recognised income and expense for the year					307,543	(5,657)	1,527	303,413

Balance as at March 31, 2010	51,894,182	10	518,942	28,968	1,564,231	953	9,081	2,122,175

Currency translation differences						(1,185)		(1,185)
Fair value gains, net of tax on available-for-sale financial assets							(9,855)	(9,855)

Net income directly recognised in equity					—	(1,185)	(9,855)	(11,040)
Profit for the year					241,840			241,840

Total recognised income and expense for the year					241,840	(1,185)	(9,855)	230,800

Balance as at March 31, 2011	51,894,182	10	518,942	28,968	1,806,071	(232)	(774)	2,352,975

Currency translation differences						8,991		8,991
Fair value gains, net of tax on available-for-sale financial assets							—	—

Net income directly recognised in equity					—	8,991	—	8,991
Profit for the year					92,622			92,622

Total recognised income and expense for the year					92,622	8,991	—	101,613

Balance as at March 31, 2012	51,894,182	10	518,942	28,968	1,898,693	8,759	(774)	2,454,588

The accompanying notes form an integral part of these consolidated financial statements

These financial statements have been approved by the Board of Directors on July 29, 2012

For and on behalf of the Board

Vineet Bhatnagar

Managing Director

MF Global Sify Securities India Private Limited

(All amounts in Indian Rupees thousands, except as otherwise stated)

CONSOLIDATED STATEMENT OF CASH FLOW

	Year ended March 31,
	Note	2012	2011	2010
Cash flows from operating activities
Profit before income tax		154,917	307,587	468,403
Adjustments for
Depreciation and amortization		29,672	67,692	37,398
Profit on sale of Available-for-sale securities		—	(23,603)	—
Provision on receivable from customers	8	25,700	38,300	(57,700)
Interest on fixed deposits with banks		(256,869)	(198,412)	(238,491)
Loss(profit) on Sale of Property Plant & Equipment	6	(39)	—	13
Interest and other financial costs		956	—	—
Interest Income		(6,567)	(16,278)	(5,566)
Dividend Income		(3,897)	(1,616)	(283)
Others		(592)	(9,582)	3,963

Movements in working capital
Cash-restricted	12	1,387,563	(469,216)	(141,985)
Interest bearing deposits with banks		22,585	202,297	(188,164)
Deposits with clearing organizations		95,170	(62,814)	9,896
Receivable from broker-dealers and clearing organizations	9	(152,080)	47,304	(23,656)
Receivable from customers	8	81,072	(48,863)	(207,514)
Other assets	10	(132,647)	19,051	(3,857)
Payable to broker dealers and clearing organizations	9	(79,845)	124,539	(87,821)
Payable to customers		(587,768)	95,053	192,442
Accounts payable, accrued expenses, and other liabilities	19	(345,141)	111,278	42,370
Stock appreciation rights	16	(96,757)	(38,338)	88,907
Cash provided by operations		135,433	144,379	(111,645)

Interest received		6,567	16,278	5,566
Interest received on fixed deposits placed		266,692	202,731	269,218
Income taxes paid		144,341	(171,891)	(149,524)

Net cash provided by/(used in) by operating activities		553,033	191,497	13,615

Cash flows from investing activities
Purchase of Available for Sale Securities: Marketable, At Market Value		133,644	(39,899)	(877)
Available for Sale Securities: Not readily marketable (at estimated fair value)		—	(57,818)	—
Dividend Income		3,897	1,616	283
Expenditure on furniture and equipment		(6,463)	(4,760)	(14,288)
Expenditure on Computer Software		(1,001)	(5,671)	(25,342)
Sale of Property Plant & Equipment		(39)	—	—

Net cash (used in) / provided in investing activities		130,038	(106,532)	(40,224)

Cash flows from financing activities
Proceeds from loan from associate company		425,400	841,500	383,700
Repayment of loan to associate company		(478,400)	(788,500)	(383,700)
Interest and other finance charges paid		(956)
(Repaymnet of) / Proceeds from borrowings		—	(3,508)	(1,137)

Net cash provided by / (used in) financing activities		(53,956)	49,492	(1,137)

Effect of foreign exchange fluctuation on Cash and Bank balances		8,991	(1,184)	(5,657)
Net increase / (decrease) in cash and bank balance		638,106	133,273	(33,403)
Cash and bank balance at beginning of the period		281,486	148,213	181,616

Cash and cash equivalents at the end of the year		919,592	281,486	148,213

Cash and cash equivalents comprise of:
Balances with Banks		126,087	281,486	148,213
Demand deposits (less than 3 months maturity)		752,500	—	—
Highly liquid investments		41,005	—	—

Total		919,592	281,486	148,213

The accompanying notes form an integral part of these consolidated financial statements

These financial statements have been approved by the Board of Directors on July 29, 2012

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

MF Global Sify Securities India Private Limited (“MF Global Sify”) was incorporated on December 29, 1999 in India as a private limited company under the Companies Act, 1956. The address of its registered office is 2nd Floor, C block, Modern Centre, 101 K. K. Marg, Jacob Circle, Mahalaxmi, Mumbai – 400 011. MF Global Sify has one wholly owned subsidiary in India, MF Global Commodities India Private Limited, which has one wholly owned subsidiary, MF Global Middle East DMCC incorporated in Dubai.

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

These consolidated financial statements have been approved for issue by the Board of Directors on July 29, 2012.

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

As on October 31, 2011, MF Global Holdings Ltd (the “ultimate parent company”) filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. Such liquidation of the ultimate parent company has negatively impacted the scale of operations of the Company. On March 27, 2012, MF Global Overseas Limited & Sify Technologies Limited has entered into Share Purchase Agreements (SPA) with an international brokerage house for acquiring its 70.15% and 29.85% stake respectively in the Company. In respect of such acquisition, the Company has received necessary regulatory approvals and acquisition is expected to be completed shortly. The Management believes that this acquisition is expected to substantially revive the business of the Company.

2.1.1.	Amendments and interpretations effective as at March 31, 2012 but not relevant

The following standards, amendments and interpretations to published standards are effective as at March 31, 2012 but are not relevant to the group’s operations:

•	IFRIC 3, (Revised) Business combinations.

•	IFRS 8 – Operating Segments.

•	IFRIC 13, ‘Customer loyalty programmers’.

•	IFRIC 15, ‘Agreements for the construction of real estate’.

•	IFRIC 16, ‘Hedges of a net investment in a foreign operation’.

•	IFRIC 18, Transfers of assets from customers.

•	IFRIC 19, ‘Extinguishing Financial Liabilities with Equity Instruments’

•	IAS 17,(Amended) Leases;

•	IAS 24, (revised), ‘Related party disclosures’

The Management has reviewed the above amendments and interpretation to standards and find that none of them are applicable or relevant to the activities of the company during the year.

2.1.2.	Recent Accounting Pronouncements

The following Standards and amendments are not yet mandatorily effective and have not been early adopted by the Company;

•	IFRS 7 “Disclosures—offsetting financial assets and financial liabilities”.

•	IFRS 9, “Financial instruments”,

•	IFRS 10, “Consolidated financial statements”.

•	IFRS 11, “Joint arrangements”.

•	IFRS 12, “Disclosure of interests in other entities”.

•	IFRS 13 Fair Value Measurement

•	IAS 1 (Amended) Presentation of Financial Statements

•	IAS-19 (Amended) “Employee benefits”

•	IAS 27 (Revised 2011), “Consolidated and separate financial statements”

•	IAS 28 (Revised 2011), “Investments in associates”

•	IAS 32 “Offsetting financial assets and financial liabilities”

All the standards mentioned above are effective for annual periods beginning on or after January 1, 2013; earlier application is permitted. We are in the process of determining the impact of these amendments on our consolidated financial statements and the company does not believe that the adoption of these standards will have a material effect on its consolidated financial statements.

2.2.	Consolidation

The Company is a subsidiary of MF Global Holdings Limited, a company incorporated in the State of Delaware, USA. MF Global Holdings Limited is listed on the New York Stock Exchange.

Domestic and foreign subsidiaries considered for consolidation are as follows:

	Country of incorporation	Percentage of holding as at March 31, 2012	Percentage of holding as at March 31, 2011
Direct subsidiaries
1) MF Global Commodities India Private Limited	India	100%	100%

Indirect Subsidiary
1) MF Global Middle East DMCC	Dubai	100%	100%

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

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group.

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

b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year–end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

2.4.	Cash and bank balance

Cash and bank balance include cash in hand and at bank, and short–term deposits with an original maturity period of three months or less. The Group’s exposure to credit risk is represented by the carrying value of the assets. Bank overdrafts that are an integral part of cash management and where there is a legal right of set–off against positive cash balances are included in cash and bank balance. Otherwise bank overdrafts are classified as borrowings.

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

Financial assets at fair value through profit or loss are financial assets held for trading or upon initial recognition are designated by the group as at fair value through profit or loss. A financial asset is primarily classified as held for trading in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets. Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the income statement within ‘other (losses)/gains – net’ in the period in which they arise. Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value at each reporting date.

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

The company adopted the straight line method (SLM) of depreciation so as to write off 100% of the cost of the assets based on management’s estimates of the useful lives of all the assets. Estimated useful lives over which assets are depreciated are as follows:

Type of assets	Rates (SLM) adopted by the Company
Computer systems	3 years
Office equipments	3 years
Furniture and fixtures	5 years
Vehicles	4 years

Tangible assets costing less than Rs.15 are fully depreciated in the year of purchase.

Depreciation on addition of Property, plant and equipment is charged considering the month of purchase as full month.

The residual values and useful economic lives of premises and equipment are reviewed annually.

Depreciation on leasehold improvements is provided using the straight–line method over the shorter of the lease term or the useful life of the asset.

The fair value of property, plant and equipment recognized as a result of a business combination is an estimated amount for which a property could be exchanged on the date of acquisition between a willing buyer and a willing seller. The fair value of items of plant, equipment, fixtures and fittings is based on the market approach and cost approach.

2.12.	Intangible assets

All intangible assets are stated at cost less accumulated amortisation and any accumulated impairment losses.

a) Software

Capitalised costs of computer software obtained for internal use represents costs incurred to purchase computer software from third parties. These capitalised costs are amortised over the period of three years on a straight–line basis, if the estimated useful lives are beyond one year. However, if the estimated useful life of an asset is short i.e. less than a year, it is charged to the income statement. They are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The residual values and useful economic lives of intangible assets are reviewed annually.

The fair value of intangible assets acquired in the business combinations is expected to be derived from the use and realisable value.

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

In accordance with the scheme, the members of the erstwhile BSE, in exchange of their erstwhile BSE membership cards (rights) received membership rights of BSEL (i.e. right to trade on BSEL without placement of cash deposit) as well as equity shares of BSEL. (refer to note 5.2 – Membership in Exchanges)

DGCX membership

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

2.13.	Impairment of non–financial assets

Assets that have an indefinite useful life are not subject to amortisation and are tested for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Both external as well as internal indicators are considered by the group for impairment testing. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash–generating units). Non–financial assets that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

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

2.15.	Borrowings – Bank overdraft

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

The current income tax charge is calculated on the basis of the tax laws in the countries where the group operates and generates taxable income. The tax rate of MF Global Sify and its Indian Subsidiaries is 32.445%. MF Global Middle East DMCC, the Dubai based subsidiary operates in a tax free jurisdiction. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.

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

b) Gratuity

The Gratuity Plan is a defined benefit plan that, at retirement or termination of employment, provides all employees with a lump sum payment, which is a function of the respective employee’s salary and completed years of service with the group. The group provides the gratuity benefit through annual contributions to a fund managed by the Life Insurance Corporation of India (LIC). Under this scheme, the settlement obligation remains with the group, although the LIC administers the scheme and determines the contribution premium required to be paid by the group. The liability recognised in the balance sheet in respect of gratuity plan is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, if any, together with adjustments for unrecognised past–service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of Government of India securities (representing risk-free interest rates) and that have terms to maturity approximating to the terms of the related gratuity liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to income statement in the period in which they arise.

c) Share–based payment

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

d) Other

Other revenues consist of revenues earned in the normal course of operations and other non operating revenue. The same is accounted on accrual basis.

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

Interest rate Risk

The group is exposed to interest rate risk primarily due to changes in interest rates on bank fixed deposits that impact the amount of interest income the group earns. Interest income is earned on fixed deposits placed with banks out of the group’s funds and margin monies placed by clients. The group monitors the movement of interest rates to determine whether deposits need to be placed for a short , medium or long-term. Investments in fixed deposits placed with banks earn fixed rate of interest. As at March 31, 2012 the carrying value of bank deposits approximates fair value of these deposits as having original maturity of less than a year. The weighted average rate of interest earned on bank fixed deposits amounted to 7.73% p.a. and 6.49% p.a. during the year ended March 31, 2012 and March 31, 2011, respectively.

The group rolls-over fixed deposits on maturity based on the market condition and business needs; the weighted average remaining term of fixed deposits as at the balance sheet date is approximately 5.36 months and 7.35 months as at March 31, 2012 and March 31, 2011, respectively.

As at March 31, 2012, a 100 bps increase / decrease in interest rates, with all other variables held constant , would have resulted in an increase / decrease in Interest Income by Rs.12,129 ( Previous year Rs. 18,064)

Price Risk

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

The group’s policy is to place fixed deposits with credit worthy banks. The following table depicts that the majority of the group’s fixed deposits are placed in highly rated banks :

	% of fixed deposits
Investment grade	2012	2011
Highest safety	100	100
High safety	—	—
Adequate safety	—	—

	100	100

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

Risk Management Process and Mitigation

The group has a separate risk management department, which monitors, evaluates and manages the risks. Client-wise position limits are set by the risk department based on the collateral placed by the respective clients. The risk department is responsible for making daily risk reports based on day-end positions of clients. Client orders are directed to the exchange only if the risk parameters set by the risk department are met. The risk department monitors client activity levels to ensure exposures are within the risk parameters of the group. Intra-day margin calls are made on the clients to reflect market movements on the client positions and may result in clients being asked to reduce positions. Generally, the group reserves the right to liquidate any client position immediately in the event of a failure to meet a margin call. For the year ended March 31, 2012 and March 31, 2011, group’s bad debts as a percentage of broking income were 3.31% and 2.75%, respectively. For clearing business, the group generally mandates that initial margin be paid by the clients as deposit before they commence trading. The clients are required to provide collateral as margin to secure the performance of their obligations.

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

Cash Liquidity Risk

In normal conditions, the group’s core business of providing execution and clearing brokerage services is self-financing because the operations generate sufficient revenues to pay expenses as they become due. As a result, the group generally does not face a substantial cash liquidity risk – that is a risk that the group will be unable to raise cash quickly enough to meet payment obligations as they arise. The group has sufficient readily available liquid assets and credit facilities to ensure that the group can meet financial obligations as they become due under both normal and distressed market conditions. The group also has committed credit lines from banks to support the business in respect of settlement and intraday requirements. The group evaluates liquidity needs by analysing the impact of liquidity stress scenarios. The following table analyses the Group’s financial assets, liabilities and commitments. The amounts disclosed are the contractual undiscounted cash flows.

As at March 31, 2012

	Within 6	6 months
	months	to 1 year	2 to 3 years	After 3 years	Total
Financial Liabilities
Payable to broker-dealers and clearing organizations	184,659				184,659
Payable to customers	684,803				684,803
Accounts payable, accrued expenses and other liabilities	181,357				181,357

	1,050,819	—	—	—	1,050,819

	Within 6 months	6 months to 1 year	2 to 3 years	After 3 years	Total
The group has at its disposal following financial assets in addition to unused lines of credit
Cash and bank balance	146,980				146,980
Cash-restricted	892,500	1,431,000	500		2,324,000
Interest bearing deposits with bank	49,277	21,500			70,777
Deposits with clearing organizations	—			78,613	78,613
Receivable from broker-dealers and clearing organizations	170,660				170,660
Receivable from customers	340,998				340,998
Available-for-sale securities Marketable, at market value	41,005				41,005
Interest accrued but not due	57,302				57,302

	1,698,722	1,452,500	500	78,613	3,230,335

As at March 31, 2011

	Within 6 months	6 months to 1 year	2 to 3 years	After 3 years	Total
Financial Liabilities
Payable to broker-dealers and clearing organizations	264,504				264,504
Payable to customers	1,272,571				1,272,571
Borrowings	53,000	—	—	—	53,000
Accounts payable, accrued expenses and other liabilities	505,605				505,605

	2,095,680	—	—	—	2,095,680

	Within 6 months	6 months to 1 year	2 to 3 years	After 3 years	Total
The group has at its disposal following financial assets in addition to unused lines of credit
Cash and bank balance	281,486				281,486
Cash-restricted	2,832,900	126,163			2,959,063
Interest bearing deposits with bank	86,523	6,839			93,362
Deposits with clearing organizations				173,783	173,783
Receivable from broker-dealers and clearing organizations	18,580				18,580
Receivable from customers	447,770				447,770
Available-for-sale securities Marketable, at market value	40,776				40,776
Interest accrued but not due	67,124				67,124

	3,775,159	133,002	—	173,783	4,081,944

3.2.	Capital risk management

The objectives of the Group when managing capital are to safeguard the group’s ability to continue as a going concern in order to provide returns for shareholders and to maintain minimal debt. Capital of the group is ‘equity’ as shown in the consolidated balance sheet. The exchange in which the group is a member has stipulated minimum net worth that must be maintained. In order to maintain or adjust the capital structure, the group may adjust the amount of dividends to shareholders, issue new shares or sell assets to reduce debt. The group has embedded in its regulatory compliance framework the necessary test to ensure the continuous and full compliance with the net worth criteria set by the Exchange at each entity level. The group has complied with the net worth requirement at each entity level during the year and as at March 31, 2012 and March 31, 2011.

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

However the Investment in BSEL have been sold by the company during the financials year March 31, 2011.Please refer to note 14 for further details.

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

•

Valuation of financial assets where there is no quoted price—This determination requires significant judgement particularly in determining changes in fair value since the last formal valuation. When the fair value of the financial asset cannot be measured reliably, it is measured at cost.

•

Impairment of non-financial assets—The recoverable amount of an asset or a cash-generating unit is determined based on value-in-use calculations prepared on the basis of management’s assumptions and estimates.

•

Income taxes—There are transactions and calculations for which the ultimate tax determination is uncertain and would get finalized on completion of assessment by tax authorities. Where the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

•

Defined benefit schemes—Gratuity Liability – The costs of and period-end obligations under defined benefit schemes are determined using an actuarial valuation. The actuarial valuation involves making assumptions about discount rates, expected rates of return on assets, future salary increases, mortality rates and future pension increases. Due to the long-term nature of these schemes, such estimates are subject to significant uncertainty. The group reviews its assumptions annually in conjunction with its independent actuary and considers this adjustment appropriate given the geographical and demographic profile of the scheme.

•

Share-based payment transactions—Share-based payments are measured at fair value by an independent valuer using the Black-Scholes model and expensed over the vesting period based on the group’s estimate of shares that will eventually vest.

4.2.	Critical accounting judgements in applying the entity’s accounting policy

4.2.1. Revenue recognition

MF estimates that fixed deposits placed with banks will be held till maturity while determining the accrued interest, which is unpaid on the balance sheet date. In the event 1% of such deposit is withdrawn before it’s its maturity date the Interest income will be lower by Rs. 1,197.

5.	Intangible assets

5.1. Software

	Computer software	Web development costs	Total
Cost
As at March 31, 2010	88,691	207,422	296,113
Additions	5,671	—	5,671
Disposals	—	—	—
Exchange difference	(2)	—	(2)

As at March 31, 2011	94,360	207,422	301,782
Additions	1,003	—	1,003
Disposals	—	—	—
Exchange difference	29	—	29

As at March 31, 2012	95,392	207,422	302,814

Accumulated amortisation and impairment
As at March 31, 2010	60,505	207,422	267,927
Charge for the year	14,587	—	14,587
Disposals	—	—	—
Exchange difference	(3)	—	(3)

As at March 31, 2011	75,089	207,422	282,511
Charge for the year	12,386	—	12,386
Disposals	—	—	—
Exchange difference	31	—	31

As at March 31, 2012	87,506	207,422	294,928

Net book amount as at
March 31, 2012	7,886	—	7,886
March 31, 2011	19,271	—	19,271

5.2.	Membership in exchanges

Membership in exchanges consists of:

a)	BSE membership of Rs.1,257 and Rs 1,257 as at March 31, 2012 and 2011 respectively, and

b)	DGCX membership of Rs. 5,128 and Rs. 4,476 as at March 31, 2012 and 2011, respectively. DGCX membership value underwent a change due to foreign currency translation.

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

The fair value of the membership rights of BSEL is calculated by present value over 10 years of opportunity costs incurred on current deposit and admission fees required for new membership on the date of the balance sheet. The interest rate and present value is determined @ 8% p.a. On the balance sheet date the current deposit requirement is Rs. 1,000 and admission fees (non – refundable) is Rs. 250.

In accordance with the above methodology, an impairment charge arose in BSE membership rights of Rs. Nil for the year ended March 31, 2012 and March 31, 2011 respectively.

6.	Property, plant and equipment*

	Furniture and Fixtures	Computers Systems	Office equipments	Vehicles	Total
Cost
As at March 31, 2010	8,317	177,927	37,780	13,101	237,125
Additions	50	4,498	212	—	4,760
Disposals	—	—		—	—
Exchange difference	(14)	(9)	(8)	(10)	(41)

As at March 31, 2011	8,353	182,416	37,984	13,091	241,844
Additions	160	5,652	635	—	6,447
Disposals	—	(553)	—	(10,369)	(10,922)
Exchange difference	189	123	124	128	564

As at March 31, 2012	8,702	187,638	38,743	2,850	237,933

Accumulated depreciation
As at March 31, 2010	4,011	142,704	13,375	6,876	166,966
Charge for the year	2,739	25,595	20,233	4,506	53,073
Disposals	—				—
Exchange difference	(7)	(7)	(4)	(4)	(22)

As at March 31, 2011	6,743	168,292	33,604	11,378	220,017
Charge for the year	1,555	10,497	4,774	1,838	18,664
Disposals	—	(553)	—	(10,369)	(10,922)
Exchange difference	(105)	(74)	(393)	(275)	(847)

As at March 31, 2012	8,193	178,162	37,985	2,572	226,912

Net book amount as at
March 31, 2012	509	9,476	758	278	11,021
March 31, 2011	1,610	14,124	4,380	1,713	21,827

Change in estimates

On the basis of comprehensive evaluation on April 1, 2010, the Group has changed its method of calculating depreciation on fixed assets from the Written Down Value method (‘WDV’) to the Straight Line method (“SLM”) at the revised rates based on management’s estimates of useful lives of the assets.

In view of such changes, the charge of depreciation for the current year is Nil (Previous year higher by Rs. 31,395 (of which Rs.28,180 pertains to earlier periods upto March 31, 2010 and Rs. 3,232 pertains to the Previous year.) and the profit for the year is lower by Nil (Previous Year Rs.31,395.) Correspondingly, the net block of the Fixed Asset is lower by Nil (Previous Year Rs. 31,395).

As it is impracticable to estimate the effect of such changes on depreciation for the future periods, the same is not disclosed.

7.	Deferred income tax

The movement in deferred tax assets and liabilities during the respective years is as follows:

	2012	2011
At April 1	79,476	17,901
Property, plant and equipment	1,511	10,479
Provision on receivable from customers	7,870	12,765
Gratuity	(27)	891
Stock appreciation rights	(31,881)	24,404
Provision for bonus	(13,033)	12,106
Stamp duty	(1,628)	930

At March 31	42,288	79,476

Comprised Of:
Deferred tax assets	42,288	79,476
Deferred tax liabilities	—	—

	42,288	79,476

An analysis of the gross deferred tax asset and liability balances is as follows:

	2012	2011
Deferred tax assets:
Property, plant and equipment	12,819	11,308
Provision on receivable from customers	27,999	20,129
Stock appreciation rights	—	31,881
Provision for bonus	—	13,033
Stamp duty	920	2,548
Gratuity	550	577

	42,288	79,476

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	March 31, 2012	March 31, 2011
Deferred tax assets:
– Deferred tax asset to be recovered after more than 12 months	41,739	33,985
– Deferred tax asset to be recovered within 12 months	549	45,491

	42,288	79,476

Deferred tax assets:	Property Plant and Equipment	Provision on receivable from customers	Stock appreciation rights	Provision for Bonus	Gratuity	Stamp Duty	Grand Total
Opening Balance as on April 1, 2011	829	7,364	7,477	927	—	1,618	18,215
Charged / (Credited) to Other Comprehensive Income	10,479	12,765	24,404	12,106	577	930	61,261
Effect of Change in Tax rates							—

As at March 31, 2011	11,308	20,129	31,881	13,033	577	2,548	79,476
Charged / (Credited) to Other Comprehensive Income	1,511	7,870	(31,881)	(13,033)	(28)	(1,628)	(37,188)

As at March 31, 2012	12,819	27,999	—	—	549	920	42,288

8.

8.1.1.	Receivables from customers

Receivables from customers that are due for less than six months are generally not considered impaired. In respect of receivables that are neither past due nor impaired, as at the reporting date, there are no indications that the customers will not meet their payment obligations.

As at March 31, 2012, receivables of Rs. 85,310 (March 31, 2011: Rs. 10,193) were past due but not impaired. There are no indications that these customers will not meet their payment obligations. The ageing analysis of receivables, which are not impaired, is as follows:

	As at March 31,
	2012	2011
up to 6 months	255,688	437,577
more than 6 months	85,310	10,193

	340,998	447,770

Receivables are tested individually for impairment. Based on such testing as at March 31, 2012, receivables of Rs. 86,300 (March 31, 2011: Rs. 60,600) were impaired and provided for. The amount of the provision was Rs. 86,300 as at March 31, 2012 (March 31, 2011: Rs. 60,600).

The ageing of these receivables is as follows:

	As at March 31,
	2012	2011
up to 6 months	17,525	45,796
more than 6 months	68,775	14,804

	86,300	60,600

The carrying amounts of the group’s receivables are denominated in Indian Rupees (INR):

As at March 31,
2012	2011
340,998	447,770

340,998	447,770

Movements on the group’s provision for impairment of trade receivables are as follows:

	As at March 31,
	2012	2011	2010
As at the beginning of the year	60,600	22,300	80,000
Provision for impairment	25,700	38,300	—
Write back of provision	—	—	(57,700)

As at the closing of the year	86,300	60,600	22,300

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above.

8.1.2.	Trade receivables include brokerage aggregating to Rs. 12,019 from Institutional Clients, invoiced on account of trades executed on their behalf. While these parties, with whom regular business has discontinued, have neither disputed nor denied such claims. However the amounts have remained outstanding as the Institutional Clients are awaiting clarity about the change of ownership of the Company. The Management is confident of recovery of these amounts.

9. Receivable from and payable to broker-dealer and clearing organisations

Amounts receivable from and payable to broker-dealers and clearing organizations (non-interest bearing) within six months from the balance sheet date consist of the following:

	As at March 31
	2012		2011
	Receivable	Payable	Receivable	Payable
Clearing organizations
- Unsettled trade	159,809	29,965	8,208	38,638
Broker-dealer	10,851	154,694	10,372	225,866

Total	170,660	184,659	18,580	264,504

10.	Other assets

	As at March 31,
	2012	2011
Prepaid expenses	11,553	14,544
Advance tax (net of provisions)	134,726	168,746
Deposits	28,900	32,663
Loans and advances (to staff)	6,110	12,594
Gratuity Trust	3,994	2,228
Others*	23,716	15,025

	208,999	245,800

*	includes Advances to vendors towards expenses, delayed payment charges from clients, withholding tax recoverable, etc.

11.	Cash and Bank Balance

Cash and bank balance consist of:

	As at March 31,
	2012	2011	2010
Cash in hand	11	0	32
Cash at bank	146,969	281,486	148,181

	146,980	281,486	148,213

12.	Cash – restricted

Restricted cash as of March 31, 2012 includes fixed deposits of Rs. Nil (Rs. 100,000 as of March 31, 2011) placed with banks as margins for bank guarantees issued to clearing organizations and fixed deposits of Rs.2,324,000 (Rs. 2,859,062 as of March 31, 2011) specifically earmarked as liens to clearing organizations towards margins.

Excess margin placed in the form of fixed deposits or bank guarantees can be withdrawn by giving one-day notice to the clearing organizations of the exchange.

Bank guarantees outstanding are Rs. Nil as at March 31, 2012 (March 31, 2011: Rs. 200,000). Bank guarantees are generally provided to the Exchanges for the purposes of Margins. An exchange may invoke these guarantees if they suffer any losses or damage through the breach of any of the covenants contained in the agreements.

13.	Interest bearing deposits with banks

Interest bearing deposits with bank represent fixed term deposits placed with banks earning fixed rate of interest. At the balance sheet date, these deposits are measured at amortised cost using effective interest method.

The net decrease in interest bearing deposits with banks by Rs. 657,648 during the year is primarily on account of cash money repaid to customers.

14.	Available for sale securities

Available for sale securities include following:

	As at March 31,
	2012		2011
(a) Equity Shares (Quoted)	Quantity	Amount	Quantity	Amount
Patni Computers Systems Limited	—	—	18,096	8,633
Piramal Health Care Limited	—	—	4,888	2,037
Siemens Limited	—	—	34,171	30,106

Total (a)	—	—	57,155	40,776

Templeton India—Dividend reinvestment plan	4,100,471	41,005	9,286,667	92,868

Total (b)	4,100,471	41,005	9,286,667	92,868

The fair value of unlisted securities is determined based on the valuations provided by Bombay Stock Exchange Limited. This value is considered as fair value of investment in the net worth computation of trading member.

15.	Share capital and Dividend distribution

	As at March 31,
	2012	2011
Authorised capital
70,000,000 ordinary shares of Rs.10/- per share	700,000	700,000

As at March 31, 2012, 51,894,182 ordinary shares (March 31, 2011: 51,894,182 ordinary shares) of Rs.10/- each, issued and fully paid–up aggregating to Rs.518,942 (March 31, 2012 Rs. 518,942)

Dividend distribution

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

The group has granted a total of 711,247 SARs under the SARs Plan 2006, 809,500 SARs under the SARs Plan 2007 and 1,386,000 SARs under the SARs Plan 2008 to the employees. The weighted-average fair value of SARs as at March 31, 2011 is Rs 70 per unit (2010: Rs. 86 per unit) for SARs Plan 2006, SARs plan 2007 and SARs plan 2008, respectively. The forfeited SARs are reissued to the other eligible employees, where the vesting period is from the date of reissue to the vesting date as per the initial grant of SARs. The Company has carried out an independent fair valuation of the stock appreciation rights as of March 31, 2011. The total unrecognized compensation costs relating to SARs to be recognized in the future over the remaining vesting period is estimated to be Rs. Nil and Rs. 111,718 as of March 31, 2011 and March 31, 2010 respectively.

The fair value of each SARs is estimated on the date of grant using a Black-Scholes valuation model that uses the following variables:

Stock Price: Current value of the underlying asset is derived through a valuation exercise, wherein the profit earning capacity has been considered as an appropriate method of valuation.

The valuation has been undertaken based on the methodology of Price Earning Capacity Value (PECV Method) for the valuation of SARS every year.

PECV Method requires determination of three parameters, which are relevant to the company whose shares are being valued. These are

•	Corporate tax rate – Current period tax rate is considered as corporate tax rate.

•

Future maintainable profit – Future maintainable profit is derived based on simple average adjusted PBT for each year. From the future maintainable profit, corporate tax at the corporate tax rate has been deducted to derive future maintainable profit after tax.

•	Expected rate of return – Expected rate of return is determined based on the average price earnings multiple of comparable companies on the basis of their 12 months average market prices.

The above parameters are approved by the Board of Directors. In accordance of this, an independent valuer has provided the valuation certificate at Balance Sheet date.

In the valuation as at March 31, 2011 the corporate tax rate is considered at 32.445% and Expected rate of return is determined at 7.81%.

Changes in number of SARs representing stock options outstanding were as follows:

	As at March 31,
	2012	2011	2010
As at the beginning of the year	—	2,879,747	2,898,747
Granted during the year			—
Exercised	—	(2,558,394)	—
Forfeited	—	(321,353)	(120,008)
Reissued	—	—	100,508
Lapsed			—

As at the end of the year	—	—	2,879,747

Exercisable at the end of the year	—	—	—
Approximate remaining vesting period in years	—	—	1.24

17.	Borrowings

Aggregate maturities of the borrowings are as follows:

	As at March 31,
	2012	2011
On demand or within one year	—	53,000
In one to three years	—	—
In three to five years	—	—

	—	53,000

18.	Employee benefit obligation

	Years ended March 31,
	2012	2011	2010
Gratuity	1,507	1,432	856
Stock appreciation rights	—	96,832	135,746

	1,507	98,264	136,602

The movement in the defined benefit obligation of gratuity over the period is as follows:

	Years ended March 31,
	2012	2011	2010
Opening defined benefit obligation	17,403	9,861	9,700
Current service cost	2,640	2,879	2,853
Interest cost	1,359	715	679
Actuarial losses/ (gains)	(1,829)	3,948	(3,373)
Benefits paid	(836)	—

Closing defined benefit obligation	18,737	17,403	9,859

The movement in the fair value of plan assets of the year is as follows:

	Years ended March 31,
	2012	2011	2010
Beginning of year	18,198	12,237	11,200
Expected return on plan assets	1,728	1,343	1,025
Actuarial (losses)/gains	(81)	(278)	11
Employer contributions	2,214	6,732	—
Benefits paid	(836)	(1,836)	—

Closing fair value of plan assets	21,223	18,198	12,236

The amounts recognised in the income statement in respect of gratuity are as follows:

	Years ended March 31,
	2012	2011	2010
Current service cost	2,640	2,879	2,853
Interest cost	1,359	715	679
Actuarial loss	(1,747)	6,061	(3,384)
Expected return on plan asset	(1,728)	(1,344)	(1,025)

	524	8,311	(877)

The principal actuarial assumptions used were as follows:

	Years ended March 31,
	2012	2011	2010
Discount rate	8.00%	8.00%	7.00%
Expected return on plan assets	9.15%	9.25%	9.25%
Long term rate of compensation increase	6.00%	6.00%	6.00%
Mortality rates at various age groups are taken as per 1994-96 Life Insurance Corporation (LIC) Ultimate table

19.	Accounts payables, accrued expenses and other liabilities

	As at March 31,
	2012	2011	2010
Accruals	55,360	41,758	41,489
Withholding tax payable	15,868	85,062	71,382
Bonus payable	16,567	255,242	157,410
Other payables	93,562	123,543	124,046

Total	181,357	505,605	394,327

20.	Other expenses

	Year ended March 31,
	2012	2011	2010
Professional fees	11,085	12,087	11,059
Travelling and conveyance	9,272	18,901	16,068
Books & periodicals, postage, printing and stationary	28,533	29,120	25,817
Loss on account of error trades (net)	2,583	10,923	12,602
Repairs & maintenance	424	818	145
Currency loss on revaluation of current	9,205	—	—
Insurance premium	1,590	1,248	963
Others	7,638	12,531	15,457

Total	70,330	85,628	82,111

21.	Employee benefit expense

	Year ended March 31
	2012	2011	2010
Salaries and bonus	505,907	670,766	508,264
Defined contribution plans	3,992	4,047	3,452
Defined benefit plans	2,169	9,134	159
Staff welfare expenses	5,007	14,677	6,796
Share–based compensation expense	—	95,911	89,104

	517,075	794,535	607,775

Share based compensation expense has increased during the year due to increase in fair value of SARS .

22.	Provision for doubtful debts

The Company’s allowance for doubtful accounts is based upon management’s continuing review and evaluation of factors such as collateral value, aging and the financial condition of the customers. The allowance is assessed to reflect the best estimate of probable losses due to client defaults that have been incurred as of the balance sheet date. Any changes in the estimate are included in the operating results for the current period. In circumstances where a specific customer’s inability to meet its financial obligation is known, the Company records a specific provision against accounts receivable to reduce the receivable to the amount that it reasonably believes will be collected. The bad debt expense aggregating to Rs. 25,700 is recognised for the years ended March 31, 2012 (March 31, 2011: Rs 38,300).

23.	Other income

	Year ended March 31,
	2012	2011	2010
Profit on sale of available-for-sale securities	—	23,603	—
Delayed payment charges (*)	23,219	60,014	24,999
Research fees	8,851	—	3,072
Referral fees (**)	46,000	57,745	51,160
Interest	6,567	16,278	5,566
Dividend	3,897	1,617	283
Currency fluctuation fain	119	912	7,960
Expenses reversal (***)	—	—	17,567
Principal trading activity	3,493	4,056	—
Miscellaneous income	16,173	30,565	26,365

	108,319	194,790	136,972

(*)	Delayed payment charges represents the penal charges levied to clients on account of delay in settlement of their trade related obligations.
(**)	Referral fees consist of payments received for introducing clients to other MF Global associated companies.
(***)	The amount of Rs 17,567 was provided in year 2009 on account of group recharges from MF Global Holdings Limited (formerly known as MF Global Limited) has been reversed during the year 2010, on account of mutual agreement between the stakeholders.

24.	Income tax expense

	Year ended March 31,
	2012	2011	2010
Current tax	25,106	127,322	122,679
Deferred tax (Note 7)	37,189	(61,575)	38,181

	62,295	65,747	160,860

The tax on MF’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	Year ended March 31,
	2012	2011	2010
Net income before taxes	154,917	307,587	468,403
Enacted tax rates in India	32.445%	33.220%	33.990%

Computed tax expense	50,263	102,180	159,210

Income exempt from tax:
Dividend	(1,264)	(536)	(96)
Non-deductible expenses:
Contribution to co-investment plan	—	734	751
Others including donations, IT interest etc.	773	678	1,228
Recharges by parent and affiliate companies	—	—	980
Excess Provisions for earlier years reverse back in current year	7,207	(26,491)	—
Income charged at lower rate	—	(7,171)	—
(Gain) / loss in subsidiaries	(442)	(4,209)	(3,294)
Others	5,758	562	2081

Income taxes recognized in the statement of income	62,295	65,747	160,860

25.	Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below:

As at March 31, 2012

	Loans and	Available
	receivables	for sale	Total
Assets as per Balance Sheet
Cash and bank balance	146,980		146,980
Cash-restricted	2,324,000		2,324,000
Interest bearing deposits with bank	70,777		70,777
Deposits with clearing organizations	78,613		78,613
Receivable from broker-dealers and clearing organizations	170,660		170,660
Receivable from customers	340,998		340,998
Available-for-sale securities:
Marketable, at market value		41,005	41,005
Not readily marketable (at estimated fair value)		—	—
Interest accrued but not due	57,302		57,302
Other assets	208,999		208,999

	3,398,329	41,005	3,439,334

	Other
	financial
	liabilities	Total
Liabilities as per Balance Sheet
Payable to broker dealers and clearing organizations	184,659	184,659
Payable to customers	684,802	684,802
Borrowings	—	—
Accounts payable, accrued expenses and other liabilities	181,357	181,357

	1,050,818	1,050,818

As at March 31, 2011

	Loans and receivables	Available for sale	Total
Assets as per Balance Sheet
Cash and bank balance	281,486		281,486
Cash-restricted	2,959,063		2,959,063
Interest bearing deposits with bank	93,362		93,362
Deposits with clearing organizations and others	173,783		173,783
Receivable from broker-dealers and clearing organizations	18,580		18,580
Receivable from customers	447,770		447,770
Available-for-sale securities:
Marketable, at market value		40,776	40,776
Not readily marketable (at estimated fair value)		92,868	92,868
Interest accrued but not due	67,124		67,124
Other assets	251,868		251,868

	4,293,036	133,644	4,426,680

	Other financial liabilities	Total
Liabilities as per Balance Sheet
Payable to broker-dealers and clearing organizations	264,504	264,504
Payable to customers	1,272,571	1,272,571
Borrowings	53,000	53,000
Accounts payable, accrued expenses and other liabilities	505,605	505,605

	2,095,680	2,095,680

The carrying amounts reported in the balance sheet for cash and cash equivalents, receivables, amounts due to or from related parties, accounts payable and other liabilities approximate their respective fair values due to their short maturity.

During October 2010, Sify Technologies Limited, the minority shareholder of the Company holding 29.85 percent of the outstanding shares of the Company, requested the Company’s Board of Directors to reconsider certain costs charged to the Company by MF Global Holdings Limited (the majority shareholder) and its affiliated and associated group companies, who hold 70.15 percent of the outstanding shares of the Company. These charges are currently recorded in the financial statements of the Company for year ended March 31, 2008 aggregating to Rs. 43,479 and March 31, 2009 aggregating to Rs. 15,375. The resolution of this matter between the shareholders remains uncertain and any financial adjustment that may arise is not presently known. Any financial adjustment that may arise on resolution of the said matter would be expected to be handled prospectively and therefore would be reported in the period in which it is resolved.

26.	Merger of Subsidiary Company

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

27.	Commitments and contingencies

a)	Contingent Liabilities

(i)Guarantee given by scheduled banks on behalf of the company in favour of commodity Exchange Rs. Nil (March 31, 2011 Rs. 200,000).

(ii) Claims against the company not acknowledged as debts Rs. 15,030 (March 31, 2011 Rs. 15,030). In the said claim, based on the facts and merits of the case, the Company is hopeful of succeeding and as such does not expect any significant liability to crystallize.

b)	Operating lease commitments – MF as lessee

The group has obligations under long term operating leases with initial non-cancellable terms in excess of one year. Aggregate annual rentals for office space as of March 31, 2012, are approximately as listed below:

	As at March 31,
	2012	2011
Not later than 1 year	13,728	59,409
Later than 1 year and not later than 5 years	12,821	20,346
Later than 5 years	—	—

Total minimum lease commitments	26,549	79,755

Rent expense for the current year aggregated to Rs. 44,273 (2011: Rs. 59,979) and is included in the occupancy expense line item on the consolidated statements of income.

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

28.	Capital commitment

Estimated amount of contract (net of advances) remaining to be executed on capital account and not provided for is Rs. 400 (March 31, 2011: Rs. 314)

29.	Related party transactions

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

MF Global Australia Limited

MF Global Singapore Limited

MF Global Finance & Investment Services India Private Limited

MF Global Centralised Services India Private Limited

MF Global UK Limited

MF Global Inc (DE)

MF Global Futures Trust Company Limited

Key management personnel:	Mr. Vineet Bhatnagar
Mr. Rajendra Bhambhani
Mr. Randy MacDonald (resigned w.e.f. November 28, 2011)
Michael Charles Blomfield (appointed w.e.f. June 22, 2011 and resigned w.e.f. November 28, 2011
Abizer Diwanji (appointed w.e.f. November 28, 2011)

b)	Transactions involving services

	Year ended March 31,
	2012	2011	2010
Services provided by MF to :

Holding Companies
Reimbursement of expenses	549	—	539

Fellow subsidiary Companies
Referral fees	48,449	57,750	51,162
Research fees	173
Brokerage income	18,673	5,333
Reimbursement of expenses	3,676	5,165	5,646

	71,520	68,248	57,347

Services received by MF from :

Holding Companies
Bank guarantee commission	—	72	497
Insurance premium	—	—	(17,567)

Fellow subsidiary Companies
Lease line charges
IB commission expense	4,001	4,691	2,006
Interest expense	956	1,562	888
Membership & subscription	2,197	6,368	3,266

	7,154	12,693	(10,910)

Loan (taken) and repaid (Net)	5,300	(5,300)	383,700

c)	Key management compensation

	Year ended March 31,
	2012	2011	2010
Salaries and other short-term employee benefits	138,362	122,410	71,361
Other long-term benefits (Co-investment plan)	—	—	2,208
Share-based payments	—	—	19,653

	138,362	122,410	93,222

d)	Year-end balances arising from transactions involving services

Due To Related Parties
MF Global Holdings Ltd.	36,985	32,857
MF Global UK Ltd.	33,662	57,953
MF Global Inc. DE	9,220	6,372
MF Global Holdings USA Inc.	2,308	2,014
MF Global Singapore Pte Ltd.	206	1,028
MF Global Holdings HK Ltd.	243	—
MF Global Finance and Investment Services India Private Limited	—	53,000
MF Global Australia Limited	143	125

	82,767	153,349

Due from Related Parties
MF Global Inc. DE	256	179
MF Global Mauritius Pvt. Ltd.	153	1,116
MF Global Singapore Pte Ltd.	5,014	1,243
MF Global Holdings HK Ltd.	—	109
MF Global HK Ltd.	308	269
MF Global UK Ltd.	6,953	7,765
MF Global Futures Trust Company Limited	13	—
MF Global India Pvt. Ltd.	1,550	1,153
MF Global FXA Securites Limited	231	200

	14,478	12,034

29.1.	As stated in Note – 1, MF Global Holdings Ltd (the “ultimate parent company”) filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. Meanwhile, the affairs of other affiliated Company of MF Global Group are being managed by the Administrator / Liquidators.

The Company has reconciled outstanding receivables / payables with the related parties on monthly basis in the ERP system till September 30, 2011. In view of the above petitions, the Company has not obtained confirmation of outstanding balances with related parties as at March 31, 2012. There were no significant transactions with such parties after the date of filing such petitions. Under these circumstances, the Financials Statements have been prepared from the book balances which are subject to reconciliation / confirmations from the respective parties. Moreover, MF Global Overseas Limited and Sify Technologies Ltd. have entered into Share Purchase Agreements (SPA) with an international brokerage house for acquiring its 70.15% and 29.85% respectively. In respect of such acquisition, the Company has received necessary regulatory approvals and acquisition is expected to be completed shortly.

For and on behalf of the Board

Vineet Bhatnagar

Managing Director

ITEM 19.	Exhibits

Number	Description

1.1	Amended Articles of Association of Sify Technologies Limited. (1)

1.2	Memorandum of Association of Sify Technologies Limited. (2)

1.3	Amendment of Memorandum of Association. (3)

2.1	Deposit Agreement, dated as of October 18, 1999, among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depository Shares evidenced by American Depository Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (4)

2.2	Amendment No. 1 to Deposit Agreement among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depository Shares evidenced by American Depository Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (4)

2.3	Amendment No. 2 to Deposit Agreement among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depository Shares evidenced by American Depository Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (5)

2.4	Subscription Agreement dated November 10, 2005 between Sify Technologies Limited and Infinity Capital Ventures, LP. (9)

2.5	Standstill Agreement dated November 10, 2005 by and among Sify Technologies Limited, Infinity Capital Ventures, LP and Mr Raju Vegesna. (9)

2.6	Shareholders’ Agreement dated December 20, 2005 between Sify Technologies Limited, Infinity Satcom Universal (P) Limited, and Sify Communications Limited(erstwhile subsidiary). (10)

2.7	Shareholders’ Agreement dated November 25, 2005 between Sify Technologies Limited and Man Financial. (11)

4.1	Associate Stock Option Plan 2000 (6)

4.2	Associate Stock Option Plan 2002 (6)

4.3	Associate Stock Option Plan 2005 (12)

4.4	Associate Stock Option Plan 2007 (14)

4.5	Form of Indemnification Agreement. (7)

4.6	License Agreement for Provision of Internet Service, including Internet Telephony dated as of April 1, 2002 by and between Sify Technologies Limited and the Government of India, Ministry of Communications and Information Technology, Department of Telecommunications, Telecom Commission. (3)

4.7	Bank Guarantee, dated as of November 4, 1998. (2)

4.8	Agreement, dated November 10, 2004, between Sify Technologies Limited, Satyam Computer Services Limited, SAIF Investment Company Limited and Venture Tech Solutions Pvt. Ltd. (8)

4.9	Subscription Agreement dated March 24, 2008 between Sify Technologies Limited and Infinity Satcom Universal Private Limited. (13)

4.10	Scheme of Amalgamation between Sify Communications Limited with Sify Technologies Limited and their respective shareholders (15)

4.11	Subscription agreement dated October 22, 2010 between Sify Technologies Limited and Mr Ananda Raju Vegesna, Representative of the entities and affiliates in India of Mr Raju Vegesna, Chief Executive and Managing Director of the company. (16)

4.12	Amendment to subscription agreement dated September 7, 2011between Sify Technologies Limited and Mr Ananda Raju Vegesna, Representative of the entities and affiliates in India of Mr Raju Vegesna, Chief Executive and Managing Director of the company. (17)

8.1	List of Subsidiaries.

11.1	Code of Conduct and Conflict of Interest Policy (6)

12.1	Rule 13a-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a) Certification of Chief Financial Officer

13.1	Section 1350 Certification of Chief Executive Officer

13.2	Section 1350 Certification of Chief Financial Officer

15.1	Consent of ASA & Associates in respect of the Sify Technologies Limited

15.2	Consent of KPMG in respect of the Sify Technologies Limited

15.3	Consent of Price Waterhouse in respect of the MF Global Sify Securities India Private Limited

15.4	Consent of ASA & Associates in respect of MF Global Sify Securities India Private Limited

(1)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.
(2)	Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Commission on October 4, 1999 and incorporated herein by reference.
(3)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.
(4)	Previously filed as an exhibit to the Post-Effective Amendment No. 1 to Form F-6 filed with the Commission on January 5, 2000 and incorporated herein by reference.
(5)	Previously filed as an exhibit to the Registration Statement on Form S-8 (File No. 333-101322) filed with Commission on November 20, 2002 and incorporated herein by reference.
(6)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 29, 2004 and incorporated herein by reference.
(7)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-2 filed with the Commission on October 13, 1999 and incorporated herein by reference.
(8)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 30, 2004 and incorporated herein by reference.
(9)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 21, 2005 and incorporated herein by reference.
(10)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 7, 2005 and incorporated herein by reference.
(11)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 23, 2005 and incorporated herein by reference.
(12)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 30, 2006 and incorporated herein by reference.
(13)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on April 14, 2008 and incorporated herein by reference.
(14)	Previously filed as an exhibit to the Report on Form 20-F filed with the Commission on October 11, 2008 and incorporated herein by reference.
(15)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on January 23, 2009 and incorporated herein by reference.
(16)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 15, 2010 and incorporated herein by reference.
(17)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on September 8, 2011 and incorporated herein by reference.

SIGNATURES

The company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SIFY TECHNOLOGIES LIMITED

	By:	/s/ Raju Vegesna
	Name:	Raju Vegesna
	Title:	Chief Executive Officer

	By:	/s/ M P Vijay Kumar
	Name:	M P Vijay Kumar
Date: August 13, 2012	Title:	Chief Financial Officer

ITEM 19.	Exhibits (continued)

Number	Description

1.1	Amended Articles of Association of Sify Technologies Limited. (1)

1.2	Memorandum of Association of Sify Technologies Limited. (2)

1.3	Amendment of Memorandum of Association. (3)

2.1	Deposit Agreement, dated as of October 18, 1999, among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depository Shares evidenced by American Depository Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (4)

2.2	Amendment No. 1 to Deposit Agreement among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depository Shares evidenced by American Depository Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (4)

2.3	Amendment No. 2 to Deposit Agreement among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depository Shares evidenced by American Depository Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (5)

2.4	Subscription Agreement dated November 10, 2005 between Sify Technologies Limited and Infinity Capital Ventures, LP. (9)

2.5	Standstill Agreement dated November 10, 2005 by and among Sify Technologies Limited, Infinity Capital Ventures, LP and Mr Raju Vegesna. (9)

2.6	Shareholders’ Agreement dated December 20, 2005 between Sify Technologies Limited, Infinity Satcom Universal (P) Limited, and Sify Communications Limited(erstwhile subsidiary). (10)

2.7	Shareholders’ Agreement dated November 25, 2005 between Sify Technologies Limited and Man Financial. (11)

4.1	Associate Stock Option Plan 2000 (6)

4.2	Associate Stock Option Plan 2002 (6)

4.3	Associate Stock Option Plan 2005 (12)

4.4	Associate Stock Option Plan 2007 (14)

4.5	Form of Indemnification Agreement. (7)

4.6	License Agreement for Provision of Internet Service, including Internet Telephony dated as of April 1, 2002 by and between Sify Technologies Limited and the Government of India, Ministry of Communications and Information Technology, Department of Telecommunications, Telecom Commission. (3)

4.7	Bank Guarantee, dated as of November 4, 1998. (2)

4.8	Agreement, dated November 10, 2004, between Sify Technologies Limited, Satyam Computer Services Limited, SAIF Investment Company Limited and Venture Tech Solutions Pvt. Ltd. (8)

4.9	Subscription Agreement dated March 24, 2008 between Sify Technologies Limited and Infinity Satcom Universal Private Limited. (13)

4.10	Scheme of Amalgamation between Sify Communications Limited with Sify Technologies Limited and their respective shareholders (15)

8.1	List of Subsidiaries.

11.1	Code of Conduct and Conflict of Interest Policy (6)

12.1	Rule 13a-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a) Certification of Chief Financial Officer

13.1	Section 1350 Certification of Chief Executive Officer

13.2	Section 1350 Certification of Chief Financial Officer

15.1	Consent of ASA & Associates in respect of the Sify Technologies Limited

15.2	Consent of KPMG in respect of the Sify Technologies Limited

15.3	Consent of Price Waterhouse in respect of the MF Global Sify Securities India Private Limited

15.4	Consent of ASA & Associates in respect of the MF Global Sify Securities India Private Limited

(1)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.
(2)	Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Commission on October 4, 1999 and incorporated herein by reference.
(3)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.
(4)	Previously filed as an exhibit to the Post-Effective Amendment No. 1 to Form F-6 filed with the Commission on January 5, 2000 and incorporated herein by reference.
(5)	Previously filed as an exhibit to the Registration Statement on Form S-8 (File No. 333-101322) filed with Commission on November 20, 2002 and incorporated herein by reference.
(6)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 29, 2004 and incorporated herein by reference.
(7)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-2 filed with the Commission on October 13, 1999 and incorporated herein by reference.
(8)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 30, 2004 and incorporated herein by reference.
(9)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 21, 2005 and incorporated herein by reference.
(10)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 7, 2005 and incorporated herein by reference.
(11)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 23, 2005 and incorporated herein by reference.
(12)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 30, 2006 and incorporated herein by reference.
(13)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on April 14, 2008 and incorporated herein by reference.
(14)	Previously filed as an exhibit to the Report on Form 20-F filed with the Commission on October 11, 2008 and incorporated herein by reference
(15)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on January 23, 2009 and incorporated herein by reference
(16)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 15, 2010 and incorporated herein by reference.
(17)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on September 8, 2011 and incorporated herein by reference.