Form 20-F/A
period 2012-03-31
SIFY TECHNOLOGIES LTD
filed 2012-08-24
CIK 1094324

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

If this is an annual report, indicate by check mark whether the registrant is a shell Company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) to the Annual Report on Form 20-F for the year ended March 31, 2012, filed with the Securities and Exchange Commission on August 13, 2012 (the “Original Form 20-F”) by Sify Technologies Limited (the “Company”), is filed solely to file a correct copy of the final audit report of Price Waterhouse related to the consolidated financial statements of MF Global Sify Securities India Private Limited and its subsidiaries as of March 31, 2010. As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, new certifications by our Chief Executive Officer and Chief Financial Officer are being filed as exhibits to this Amendment No.1 under Item 19.

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

Item	Page
Item 18. Financial Statements	96
Item 19. Exhibits	194

i

Item 18.	FINANCIAL STATEMENTS

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

Mumbai , India

July 30, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of MF Global Sify Securities India Private Limited

In our opinion, the accompanying consolidated statements of income, comprehensive income, changes in equity and cash flow for the period ended March 31, 2010 present fairly, in all material respects, of MF Global Sify Securities India Private Limited and its subsidiaries (collectively “the Company”) the results of their operations and their cash flows for the period ended March 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

We conducted our audit of these consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the management, and evaluating the overall consolidated financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

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

For and on behalf of the Board

Vineet Bhatnagar

Managing Director

ITEM 19.	Exhibits

Number	Description

1.1	Amended Articles of Association of Sify Technologies Limited. (1)

1.2	Memorandum of Association of Sify Technologies Limited. (2)

1.3	Amendment of Memorandum of Association. (3)

2.1	Deposit Agreement, dated as of October 18, 1999, among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depository Shares evidenced by American Depository Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (4)

2.2	Amendment No. 1 to Deposit Agreement among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depository Shares evidenced by American Depository Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (4)

2.3	Amendment No. 2 to Deposit Agreement among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depository Shares evidenced by American Depository Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (5)

2.4	Subscription Agreement dated November 10, 2005 between Sify Technologies Limited and Infinity Capital Ventures, LP. (9)

2.5	Standstill Agreement dated November 10, 2005 by and among Sify Technologies Limited, Infinity Capital Ventures, LP and Mr Raju Vegesna. (9)

2.6	Shareholders’ Agreement dated December 20, 2005 between Sify Technologies Limited, Infinity Satcom Universal (P) Limited, and Sify Communications Limited(erstwhile subsidiary). (10)

2.7	Shareholders’ Agreement dated November 25, 2005 between Sify Technologies Limited and Man Financial. (11)

4.1	Associate Stock Option Plan 2000 (6)

4.2	Associate Stock Option Plan 2002 (6)

4.3	Associate Stock Option Plan 2005 (12)

4.4	Associate Stock Option Plan 2007 (14)

4.5	Form of Indemnification Agreement. (7)

4.6	License Agreement for Provision of Internet Service, including Internet Telephony dated as of April 1, 2002 by and between Sify Technologies Limited and the Government of India, Ministry of Communications and Information Technology, Department of Telecommunications, Telecom Commission. (3)

4.7	Bank Guarantee, dated as of November 4, 1998. (2)

4.8	Agreement, dated November 10, 2004, between Sify Technologies Limited, Satyam Computer Services Limited, SAIF Investment Company Limited and Venture Tech Solutions Pvt. Ltd. (8)

4.9	Subscription Agreement dated March 24, 2008 between Sify Technologies Limited and Infinity Satcom Universal Private Limited. (13)

4.10	Scheme of Amalgamation between Sify Communications Limited with Sify Technologies Limited and their respective shareholders (15)

4.11	Subscription agreement dated October 22, 2010 between Sify Technologies Limited and Mr Ananda Raju Vegesna, Representative of the entities and affiliates in India of Mr Raju Vegesna, Chief Executive and Managing Director of the company. (16)

4.12	Amendment to subscription agreement dated September 7, 2011between Sify Technologies Limited and Mr Ananda Raju Vegesna, Representative of the entities and affiliates in India of Mr Raju Vegesna, Chief Executive and Managing Director of the company. (17)

8.1	List of Subsidiaries. (18)

11.1	Code of Conduct and Conflict of Interest Policy (6)

12.1	Rule 13a-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a) Certification of Chief Financial Officer

13.1	Section 1350 Certification of Chief Executive Officer

13.2	Section 1350 Certification of Chief Financial Officer

15.1	Consent of ASA & Associates in respect of the Sify Technologies Limited (18)

15.2	Consent of KPMG in respect of the Sify Technologies Limited (18)

15.3	Consent of Price Waterhouse in respect of the MF Global Sify Securities India Private Limited (18)

15.4	Consent of ASA & Associates in respect of MF Global Sify Securities India Private Limited (18)

(1)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.
(2)	Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Commission on October 4, 1999 and incorporated herein by reference.
(3)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.
(4)	Previously filed as an exhibit to the Post-Effective Amendment No. 1 to Form F-6 filed with the Commission on January 5, 2000 and incorporated herein by reference.
(5)	Previously filed as an exhibit to the Registration Statement on Form S-8 (File No. 333-101322) filed with Commission on November 20, 2002 and incorporated herein by reference.
(6)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 29, 2004 and incorporated herein by reference.
(7)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-2 filed with the Commission on October 13, 1999 and incorporated herein by reference.
(8)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 30, 2004 and incorporated herein by reference.
(9)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 21, 2005 and incorporated herein by reference.
(10)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 7, 2005 and incorporated herein by reference.
(11)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 23, 2005 and incorporated herein by reference.
(12)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 30, 2006 and incorporated herein by reference.
(13)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on April 14, 2008 and incorporated herein by reference.
(14)	Previously filed as an exhibit to the Report on Form 20-F filed with the Commission on October 11, 2008 and incorporated herein by reference.
(15)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on January 23, 2009 and incorporated herein by reference.
(16)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 15, 2010 and incorporated herein by reference.
(17)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on September 8, 2011 and incorporated herein by reference.
(18)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on August 13, 2012 and incorporated herein by reference.

SIGNATURES

The company hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SIFY TECHNOLOGIES LIMITED

	By:	/s/ Kamal Nath
	Name:	Kamal Nath
	Title:	Chief Executive Officer

	By:	/s/ M P Vijay Kumar
	Name:	M P Vijay Kumar
Date: August 24, 2012	Title:	Chief Financial Officer