Form 20-F
period 2013-03-31
SIFY TECHNOLOGIES LTD
filed 2013-07-31
CIK 1094324

  UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________________________
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended March 31, 2013.

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

Yes ☐  No ☑

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Yes  ☐    No ☑

Currency of Presentation and Certain Defined Terms

Unless the context otherwise requires, references in this annual report to “we,” “us,” the “Company,” “Sify” or “Satyam Infoway” are to Sify Technologies Limited, a limited liability Company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. In January 2003, we changed the name of our Company from Satyam Infoway Limited to Sify Limited. In October 2007, we again changed our name from Sify Limited to Sify Technologies Limited. “Sify”, “SifyMax.in,”, “Sify e-ports” and “Sify online” are trademarks used by us for which we have already obtained registration certificates in India. All other trademarks or trade names used in this Annual Report on Form 20-F for the year ended March 31, 2013 (the “Annual Report”) are the property of their respective owners. In this Annual Report, references to “$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “Rs.,” “rupees” or “Indian rupees” are to the legal currency of India . References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.  References to the “Group” mean Sify Technologies Limited and its subsidiaries. References to “equity shares” refer to our Indian Equity Shares, which are not traded on an exchange in India or the United States.  References to “ADS’s” refer to our American Depositary Shares, which are traded on the NASDAQ Global Select Market under the symbol “SIFY.”

For your convenience, this Annual Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this Annual Report, all translations from Indian rupees to U.S. dollars contained in this Annual Report have been based on the reference rate in the City of Mumbai on March 31, 2013 for cable transfers in Indian rupees as published by the Reserve Bank of India (RBI), which was Rs.54.39 per $1.00.

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

Forward-Looking Statements

This Annual Report contains “forward-looking statements”, as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'anticipate', 'believe', 'estimate', 'expect', ‘may’, 'intend', 'will', 'project', 'seek', 'should' and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, those discussed in the “Risk Factors” section in this Annual Report. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved.

We operate in rapidly changing businesses, and new risk factors emerge from time to time. We cannot predict every risk factor, nor can we assess the impact, if any, of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. All forward-looking statements included in this Annual Report are based on information available to us, and reflect management’s beliefs, on the date hereof, and we do not undertake to update these forward-looking statements to reflect future events or circumstances.  In addition, readers should carefully review the other information in this Annual Report and in our periodic reports and other documents filed with the United States Securities and Exchange Commission (“SEC”) from time to time.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

Summary of Consolidated Financial Data

You should read the summary consolidated financial data below in conjunction with the Company's consolidated financial statements and the related notes, as well as the section entitled “Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report. The summary consolidated statements of income data for the five years ended March 31, 2013, 2012, 2011, 2010 and 2009 and the summary consolidated Statement of Financial Position as of March 31, 2013, 2012, 2011, 2010 and 2009, have been derived from our audited consolidated financial statements and related notes to the consolidated financial statements which were prepared and presented in accordance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB).  Historical results are not necessarily indicative of future results.

Sify Technologies Limited
Consolidated Statement of Income
(In thousands of Rupees, except share data and as
otherwise stated)

	Year ended March 31,
	2013	2012	2011 Rs	2010 Rs	2009 Rs	2013 Convenience translation into US$ in thousands, except share and per share data
						(See Note1)
Revenue	8,570,316	7,698,949	6,886,629	6,710,188	6,162,161	157,572
Cost of goods sold and services rendered	(4,750,879)	(4,660,773)	(4,209,430)	(4,096,538)	(3,613,349)	(87,348)
Other income	50,858	37,377	72,693	131,789	89,105	935
Selling, general and administrative expenses	(3,041,505)	(2,547,209)	(2,441,799)	(2,482,415)	(2,813,425)	(55,920)
Depreciation and amortization	(848,210)	(691,560)	(685,836)	(656,797)	(498,872)	(15,595)
Impairment loss on intangibles including goodwill	-	-	(1,857)	(47,269)	(15,200)	-
Income from legal settlement	-	-	-	561,120	-
Profit / (loss) from operating activities	(19,420)	(163,216)	(379,600)	120,078	(689,580)	(356)

Finance income	73,853	59,313	45,698	27,994	122,565	1,358

Finance expenses	(260,441)	(306,732)	(258,622)	(293,873)	(251,660)	(4,788)

Net finance income / (expense)	(186,588)	(247,419)	(212,924)	(265,879)	(129,095)	(3,430)

Profit from sale of equity accounted investee and rights therein	657,577					12,090
Share of profit of equity accounted investee (net of income tax)		27,298	73,032	91,135	64,091	-
Profit / (loss) before tax	451,569	(383,337)	(519,492)	(54,666)	(754,584)	8,300
Income tax (expense) / benefit	-	-	-	81,479	(97,049)	-
Profit / (loss) for the year	451,569	(383,337)	(519,492)	26,813	(851,633)	8,300
Attributable to:

Equity holders of the Company	451,569	(383,337)	(519,492)	17,027	(900,574)	8,300
Non-controlling interest		-	-	9,786	48,941	-

	451,569	(383,337)	(519,492)	26,813	(851,633)	8,300
Earnings / (loss) per share
Basic earnings /(loss) per share	3.43	(3.71)	(8.20)	0.33	(20.77)	0.06
Diluted earnings/(loss) per share	3.43	(3.71)	(8.20)	0.33	(20.77)	0.06

Particulars
      (Rupees in thousands, except share and per share data)
Balance Sheet data

	March 31,					Convenience translation into US$ in thousands, except share and per share data (see note 2)
	2013	2012	2011	2010	2009	2013
	Rs	Rs	Rs	Rs	Rs	$
Cash and cash equivalents including restricted cash	1,001,052	892,768	543,097	878,698	1,710,798	18,409

Net current assets	755,219	995,834	(36,354)	(46,814)	(175,993)	13,885

Total assets	11,799,408	10,582,818	9,238,371	9,345,824	9,145,555	216,944

Total equity attributable to equity shareholders of the Company	6,311,422	5,850,654	4,665,792	4,171,092	3,851,693	116,040

Cash Flow Data
Net cash provided by (used in):
Operating activities	463,407	600,214	225,359	759,802	(371,556)	8,520
Investing activities	(212,748)	(901,971)	(730,650)	(896,683)	(1,174,156)	3,911
Financing activities	11,232	536,407	551,700	(354,486)	968,797	207

Notes

1.
The convenience translation to U.S. Dollars was performed at the reference rate in the City of Mumbai for cable transfers as published by Reserve Bank of India on March 31, 2013 of Rs.54.39 per $1.00, which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at this rate or at all.

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

	High	Low
Month	Rs.	Rs.
June 2013	60.59	56.42
May 2013	56.50	53.74
April 2013	54.88	53.94
March 2013	55.05	54.09
February 2013	54.48	52.97
January 2013	55.33	53.29

The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the reference rate in the City of Mumbai on business days during the period for cable transfers in Indian rupees as published by the Reserve Bank of India (RBI). The column titled ‘Average' in the table below is the average of the last business day of each month during the year.

Fiscal Year Ended	Period end	Average	High	Low
March 31	Rs.	Rs.	Rs.	Rs.
2013	54.39	54.53	57.22	50.56
2012	51.16	47.94	54.23	43.94
2011	44.65	45.58	47.57	44.03
2010	45.14	47.36	50.53	44.94
2009	50.95	45.91	52.06	39.89

On March 31, 2013, the reference rate in the City of Mumbai for cable transfers in Indian rupees as published by RBI was Rs.54.39.

On July 30, 2013, the reference rate in the City of Mumbai for cable transfers in Indian rupees as published by RBI was Rs. 59.83

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

We have a net profit of Rs. 452 million ($ 8.30 million) for the year ended March 31, 2013 with an accumulated deficit of Rs. 13,539 million ($249 million) as at March 31, 2013, Net profits for the year ended March 31, 2013 included an exceptional profit of Rs. 658 million ($12 million) on account of sale of our entire stake in MF Global Sify Securities India Private Ltd. We may in the future incur net losses and suffer negative operating cash flows. We expect to increase our expenditures as we continue to expand our services, promote our brand, and invest in the expansion of our infrastructure. We have and in the future may incur expenses in connection with investments in data centers and infrastructure. Accordingly, we will need to generate significant additional revenues in order to become profitable. Our business model is not yet proven in the Indian ITES space, and we cannot assure you that we will improve our profitability or that we will not incur operating losses in the future. If we are unable to become profitable and continue to sustain losses, we will be unable to build a sustainable business and our results of operations will be adversely affected. In this event, the price of our ADSs and the value of your investment may decline.

Our profits may be impacted consequent to the withdrawal of incentive for exports availed under the “Served from India” Scheme on account of changes in Indian Government policy.

The Government of India had introduced the “Served from India” Scheme (the “Scheme”) in order “to accelerate growth in export of services so as to create a powerful and unique Served from India brand, instantly recognized and respected world over.”

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

We may fail to meet our obligations of export under Export Promotion Capital Goods Scheme (EPCG) and be subjected to penalties

During the year 2012-13, we have started availing the duty benefit for our import of capital goods under EPCG scheme available for export of services. Under such scheme, we are eligible to import capital goods without import duty with an obligation to generate export revenues to the extent of 8 times of value of such duty benefit availed. Though there are export revenues at present, we may fail to fulfill such obligation in the future. In case of shortfall in fulfillment of export obligation, we may be subjected to repay the duty benefit availed along with penal interest.

The global economic environment increased pricing pressure and decreased utilization rates could negatively impact our revenues and operating results.

Spending on technology products and services in most parts of the world has been rising for the past several years. However, there was a decline in the growth rate of global IT purchases due to the economic slowdown and we believe the market may not recover in near term.

With regard to the domestic Indian economy, pricing and competition continue to be under pressure. Lead times for orders or contracts have become much longer, as we have longer credit periods. These factors have affected and would affect the growth in demand for our corporate business.

Overseas economic performance also has a bearing on our Infrastructure and e-Learning businesses. Currency fluctuations will also lead to variations in revenue. The Infrastructure Managed Services, National Long Distance (‘NLD’) / International Long Distance (‘ILD’) business and eLearning may be affected in terms of prices and growth.

Reduction in IT spending and extended credit terms arising from or related to the economic slowdown, and any resulting pricing pressures, reduction in billing rates, increased credit risk may adversely impact our revenues, gross profits, operating margins and results of operations.

Currency fluctuations may affect the results of our operations or the value of our ADSs.

The exchange rate between the Indian rupee and the U.S. dollar has changed significantly in recent years and may continue to fluctuate substantially in the future.

We use derivative financial instruments, such as foreign exchange forward and option contracts, to mitigate the risk of changes in foreign exchange rates on accounts receivable and payable and forecast cash flows denominated in US dollar. We may not purchase derivative instruments for a sufficient amount to adequately insulate ourselves from foreign currency exchange risks.

For the year ended March 31, 2013, we have recognized a gain of Rs. 18.88 million ($0.35 million) on foreign exchange translations. If foreign exchange currency markets continue to be volatile, such fluctuations in foreign currency exchange rates could materially and adversely affect our results of operations in future periods. Also, the volatility in the foreign currency markets may make it difficult to hedge our foreign currency exposures effectively and make them expensive.

Further, the policies of the Reserve Bank of India (RBI) may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. On August 2, 2011, the RBI issued Comprehensive Guideline on Derivatives to the banks/dealers with regard to suitability and appropriateness policy for offering derivative products to users. In addition, a high-level committee appointed by the Reserve Bank of India had recommended that India move to increased capital account convertibility, and proposed a framework for such increased convertibility. Full or increased capital account convertibility, if introduced, could result in increased volatility in the fluctuations of exchange rates between the Indian rupee and US dollar. Our US customers may leave us exposed to fluctuation in revenues based on currency fluctuations.

In July 2012, RBI has mandated conversion of Foreign currency balances lying in Export Earners Foreign Currency (EEFC) Account, before the end of subsequent month of the transaction. This may force us to convert foreign currency balances to INR at an unfavorable exchange rate, which will result in loss.

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

Our corporate network services compete with well-established companies, including Bharti Airtel, Tata Communications Limited or TCL, Reliance Infocomm, Tata Teleservices, and the Government-owned telecom companies, Bharat Sanchar Nigam Limited or BSNL and Mahanagar Telephone Nigam Limited or MTNL.

A significant number of competitors have entered India’s Internet service provider industry. The large players, especially the state run telecommunication companies, may enjoy significant competitive advantages over us, including greater financial resources, which could allow them to charge prices that are lower than ours in order to attract subscribers. These factors have resulted in periods of significant reduction in actual average selling prices for consumer Internet Service Provider (ISP) services. We expect the market for Internet access and other connectivity services to remain extremely price competitive. Increased competition may result in operating losses, loss of market share and diminished value in our services, as well as different pricing, service or marketing decisions. In addition, competition may generally cause us to incur unanticipated costs associated with research and product development. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as the availability of skilled employees in India, the price at which our competitors offer comparable services, and the extent of our competitors’ responsiveness to their clients’ needs. We cannot assure you that we will be able to successfully compete against current and future competitors, or that we will not lose key employees or customers to such competitors, which may adversely affect our business and results of operations.

Margin squeeze may affect the results of our operations.

Our margins have been stagnant recently due to competitive pricing pressure. Competition will continue to increase with the entry of new competitors into the enterprise service category. However, these competitors generally would prefer to operate with a few global customers who have business interest in India. They may attract customers for managed hosting services with their capability of superior network and competitive pricing. We expect the market for such services to remain extremely price competitive. Increased competition may result in the reduction in profit margin which would impact the results of our operations.

Procuring power at lower costs for data centers by the competitors may put us at a disadvantage in terms of pricing for our data center operations.

The single largest operating cost in data centers is power. Currently all data centers are now located in proximity to, or at the edge of major urban centers such as Mumbai, Chennai and Bengaluru. Inexpensive land and labor allow companies to locate new data centers in remote locations. We may neither be in a position to develop data centers at remote locations where power is cheap nor procure power at cheaper rates for our data centers. If our competitors procure power at lower cost, they may have an advantage over us with respect to pricing. Our inability to offer competitive pricing may result in loss of customers and will impact our business and result of operations.

We have added a number of new lines of business over the years, internet, MPLS VPN services, including the operation and licensing of public Internet cafés, as well as the provision of broadband services, security services, e-Learning software development services, managed network services, infrastructure management services and cloud offerings .

The risks we face in developing Internet service market include our inability to:

•	continuously develop and upgrade our technology;

•	maintain and develop strategic relationships with business partners;

•	offer compelling online services and content;

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

Our revenues, expenses and operating results have varied in the past and may fluctuate significantly in the future due to a number of factors, many of which are outside our control. A significant portion of our investment and cost base is relatively fixed in the short term. Our revenues for the foreseeable future will depend on many factors, including the following:

•	the range of corporate network services provided by us and the usage thereof by our customers;

•	the number of subscribers for our ISP services and the prevailing prices charged.

•	the timing and nature of any agreements we enter into with strategic partners of our corporate network services division;

•	the services, products or pricing policies introduced by our competitors;

•	capital expenditure and other costs relating to our operations;

•	the timing and nature of our marketing efforts;

•	our ability to successfully integrate operations and technologies from any acquisitions, joint ventures or other business combinations or investments;

•	the introduction of alternative technologies;

•	technical difficulties or system failures affecting the telecommunication infrastructure in India, the Internet generally or the operation of our websites; and

•	the range of web hosting services provided by us and its subscription thereof by our customers.

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

Cyber Security threats could damage our reputation or result in liability to us.

Our businesses depend on the reliability and security of our information technology systems and infrastructure. They must remain secure, and be perceived by our corporate and consumer customers to be secure as we retain confidential customer information in our database. Despite the implementation of security measures, our infrastructure may be vulnerable to physical break-ins, computer hacking, computer viruses, or cyber-attacks beyond our control. If our security measures are circumvented, it would jeopardize the security of confidential information stored on our systems, proprietary information could be misappropriated or cause interruptions to our operations. We may be required to make significant additional investments and efforts to protect against or remedy security breaches. Unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems, systems failure or otherwise, could damage our reputation and adversely affect our business and results of operations

The security services that we offer in connection with our business customers’ networks cannot assure complete protection from computer viruses, break-ins and other disruptive problems and the occurrence of these problems could result in claims against us or liability on our part. These claims, regardless of their ultimate outcome, could result in costly litigation and could damage our reputation and hinder our ability to attract and retain customers for our service offerings.

We face a competitive labor market for skilled personnel and therefore are highly dependent on our existing key personnel and on our ability to hire additional skilled employees.

Our success depends upon the continued service of our key personnel including our senior management team, including our Chairman, Mr. Raju Vegesna. Each of our employees may voluntarily terminate his or her employment with us. Our success also depends on our ability to attract and retain additional highly qualified technical, marketing and sales personnel. The labor market for skilled employees in India is extremely competitive, and the process of hiring employees with the necessary skills is time consuming and requires the diversion of significant resources. We may not be able to continue to retain or integrate existing personnel or identify and hire additional personnel in the future. The loss of the services of key personnel or the inability to attract additional qualified personnel could disrupt the implementation of our business strategy, upon which the success of our business depends.

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

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Dodd–Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”), Sarbanes-Oxley Act of 2002 (“SOX”), new SEC regulations and NASDAQ Stock Market rules are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

Further, from the year 2011, there has been an increased focus on corporate governance by the U.S. Congress and by the SEC in response to the credit and financial crisis in the United States. As a result of this increased focus, additional corporate governance standards have been promulgated with respect to companies whose securities are listed in the United States, including by way of the enactment of the Dodd-Frank, and more governance standards are expected to be imposed in the near future on companies whose securities are listed in the United States.

Indian regulatory authorities are increasingly focused on standards of accounting, auditing, public disclosure and corporate governance and may impose new regulations that can lead to increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

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

We could be subject to intellectual property infringement claims as the number of our competitors grows and the content and functionality of our websites or other service offerings overlap with competitive offerings. Our defenses against these claims, even if not meritorious, could be expensive and divert management’s attention from operating our Company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial award as damage and forced to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing technology. We may be unable to develop non-infringing technology or even obtain a license on commercially reasonable terms.

Our current infrastructure and its scalability may not accommodate increased use while maintaining acceptable overall performance.

Currently, only relatively limited number of customers use our corporate network, our Internet service provider services and our Internet portal. We must continue to add to our network infrastructure to accommodate additional users, increasing transaction volumes and changing customer requirements. We may not be able to project accurately the rate or timing of increases, if any, in the use of our websites or upgrade our systems and infrastructure to accommodate such increases. Our systems may not accommodate increased use while maintaining acceptable overall performance. Service lapses could cause our users to use the online services of our competitors, and numerous customer defections may adversely affect our results of operations.

Our increasing work with Governmental agencies may expose us to additional risks.

We are increasingly bidding for work with Governments and Governmental agencies for data centers and other projects. Projects involving Governments or Governmental agencies carry various risks inherent in the Government contracting process, including the following:

⋅
Such projects may be subject to a higher risk of reduction in scope or termination than other contracts due to political and economic factors such as changes in Government, pending elections or the reduction in, or absence of, adequate funding;

⋅
Terms and conditions of Government contracts tend to be more onerous than other contracts and may include, among other things, extensive rights of audit, more punitive service level penalties and other restrictive covenants. Also, the terms of such contracts are often subject to change due to political and economic factors;

⋅
All Government bids are subject to Bank Guarantee depending upon the size of the tender. Any shortfall in service, inability to deliver committed SLA during the project may force the Government to invoke the bank guarantee leading to huge cash losses;

⋅
Government contracts are often subject to more extensive scrutiny and publicity than other contracts. Any negative publicity related to such contracts, regardless of the accuracy of such publicity, may adversely affect our business or reputation;

⋅	Participation in Government contracts could subject us to stricter regulatory requirements, which may increase our cost of compliance; and

⋅	Such projects may involve multiple parties in the delivery of services and require greater project management efforts on our part. Any failure in this regard may adversely impact our performance.

⋅
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

Risks Related to the ADSs and Our Trading Market

The interests of our significant shareholder, Mr Raju Vegesna, our Chairman and Managing Director may differ from your interests.

Effective as of October 30, 2010, upon the consummation of the private placement to an entity controlled by Mr Raju Vegesna, our Managing Director and Chairman of the Board of Directors of the company, Mr Raju Vegesna beneficially owns approximately 86.27% of our outstanding equity shares. Mr P.S.Raju serves on our Board of Directors as a nominee of Infinity Capital Ventures, LP, an entity controlled by Mr Raju Vegesna. As a result, Mr Raju Vegesna will be able to exercise control over many matters requiring approval by our Board of Directors and / or shareholders, including the election of directors and approval of significant corporate transactions, such as a sale of our company. Under Indian law, a simple majority is sufficient to control all shareholder action except for those items, which require approval by a special resolution. If a special resolution is required, the number of votes cast in favour of the resolution must not be less than three times the number of votes cast against it. Examples of actions that require a special resolution include:

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

An investor in our ADSs may not be able to exercise preemptive rights for additional shares and may thereby suffer dilution of such investor's equity interest in us.

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

Access to capital markets is critical to our ability to operate. We may require additional financing in the future for the development of our business. Declines and uncertainties in the global capital markets over the years have severely restricted raising new capital and have affected companies’ ability to continue to expand or fund new projects. If these economic conditions continue or become worse, our future cost of equity or debt capital and access to the capital markets could be adversely affected.  Our ability to obtain future financing will depend on, among other things, our financial condition and results of operations as well as the condition of the capital markets or other credit markets at the time we seek financing. In addition, an inability to access the capital markets on favorable terms due to our low stock price, or upon our delisting from the NASDAQ Global Select Market if we fail to satisfy a listing requirement, could affect our ability to execute our business plan as scheduled.

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

The Ministry of Finance of the Government of India (‘MoF’) issued a press release dated March 31, 2006, making amendments to the ’Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme 1993’ (‘the Scheme’). The amendments included a statement that unlisted Companies which had accessed FCCBs, ADR/GDRs in terms of guidelines of May 22, 1998 and are not making profit, be permitted to comply with listing condition on the domestic stock exchanges within three years of having started making profit. Further, the press release states that no fresh issues of FCCBs, ADR/GDRs by such companies will be permitted without listing first in the domestic exchanges. These regulatory requirements may adversely affect our ability to raise further capital for funding the ongoing and future expansion plans of the company. Securities and Exchange Board of India (SEBI) has amended the (Issue of Capital and Disclosure Requirements) (Fourth Amendment) Regulations, 2012 on 12.10.2012. In terms of the amended Clause 26 (1) (b), in order to be eligible to go for the Initial Public Offer, the Company should have a minimum average pre-tax operating profit of Rs.150 million, calculated on a restated and consolidated basis, during the three most profitable years out of the immediately 5 preceding years.

This is in addition to the other clauses viz. it has a track record of distributable profits in terms of Section 205 of the Companies Act, 1956, for at least three out of the immediately preceding five years; provided that extraordinary items shall not be considered for calculating distributable profits, for being eligible to go for the IPO.

As the Company is not in a position to satisfy the amended condition, it may not be required to comply with the Press Release of the Ministry of Finance in completing the IPO in the near future

We may be required by the Government of India to list on Indian stock exchange. We may not be able to comply with any timeline for listing and other standards imposed on us, and we are uncertain as to the consequences to us of any non-compliance. If we were to list our equity shares on an Indian stock exchange, we have to comply with changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the SEBI rules and regulations and stock exchange listing requirements which may create uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

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

South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. Recently, Pakistan has been experiencing significant instability and this has heightened the risks of conflict in South Asia. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that investments in Indian companies involve higher degrees of risk. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and the market for our services.

Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.

Terrorist attacks, such as the attacks of July 25, 2008 in Bangalore, the attacks of November 26 to 29, 2008 in Mumbai, the attack at New Delhi High Court on September 7, 2011 and other acts of violence have the potential to affect us or our clients. In addition, such attacks may destabilize the economic and political situation in India. Furthermore, such attacks could cause a disruption in the delivery of our services to our clients, and could have a negative impact on our business, personnel, assets and results of operations, and could cause our clients or potential clients to choose other vendors for the services we provide. Terrorist threats, attacks or war could make travel more difficult, may disrupt our ability to provide services to our clients and could delay, postpone or cancel our clients' decisions to use our services.

The markets in which we operate are subject to the risk of earthquakes, floods and other natural disasters.

Some of the regions that we operate in are prone to earthquakes, flooding and other natural disasters. In the event that any of our business centers are affected by any such disasters, we may sustain damage to our operations and properties, suffer significant financial losses and be unable to complete our client engagements in a timely manner, if at all. Further, in the event of a natural disaster, we may also incur costs in redeploying personnel and property. In addition, if there is a major earthquake, flood or other natural disaster in any of the locations in which a significant number of our customers are located, we face the risk that our customers may incur losses, or sustained business interruption and/or loss which may materially impair their ability to continue their purchase of products or services from us. A major earthquake, flood or other natural disaster in the markets in which we operate could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Our profits may be impacted due to the increase in license fee on the NLD/ILD license and inclusion of pure internet service under such license fee by the Department of Telecommunications, Government of India.

Effective July 2012, the Government of India amended the NLD/ILD/ISP license agreements with respect to Annual License Fee.

Under such amendment, all services under the NLD/ILD license shall be subject to an increased license fee from the existing 6% to 7% from July 2012 to March 2013 and 8% from April 2013 onwards. In addition, the Government has also amended the ISP license and brought the same under such license fee of 7% from July 2012 till March 2013 and 8% from April 2013 onwards. Amendment to include ISP is still under review and not yet implemented.

Such amendments to the NLD / ILD license agreements will significantly impact the financials of the Company by way of additional expense due to increased license fees.

Increase in License fees paid for licensed spectrum to Department of Telecommunications (‘DoT’) may adversely affect our cost and in turn our cash flow and profitability

DoT may increase significantly the license fees to be paid for using the licensed spectrum. This will adversely affect our profitability. We cannot assure you that there would not be any increases of license fees in the future.

In the event that the Government of India or the Government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability.

The statutory corporate income tax rate in India was 30% during fiscal year 2012 and 2013 and was subject to a 5% surcharge, 2% education tax and 1% secondary and higher education tax, resulting in an effective tax rate of 32.45%. We cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be implemented by the Government of India. We may be subject to tax claims by the Government of India against us in the future. Defending these claims would be expensive, time consuming and may divert our management's attention and resources from our operations.

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

Risks Related to the Internet Market in India

Our success will depend in large part on the increased use of the Internet by consumers and businesses in India. However, our ability to exploit the Internet service and other data service markets in India is inhibited by a number of factors. If India’s limited Internet usage does not grow substantially, our business may not succeed.

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

The ability to provide fast and easy connectivity across cities will be a competitive advantage in future as more companies look to provide connectivity to their offices. WiMax, or wireless digital communications, gains significance for ubiquitous connectivity in cities, which will enable faster connectivity in the last mile to the service provider’s network. We have not participated in the spectrum auction for WiMax, given the high prices.

The Department of Telecommunications, or DoT, has auctioned and allocated Broadband Wireless Access (“BWA”) spectrum to three operators per circle, which may limit the competition and competitive advantage for the consumer. Our inability to secure BWA at cost-effective prices may adversely affect our business and results of operations, as our competitors with greater financial resources obtain spectrum for BWA services.

We may be compelled to surrender the spectrum that was allotted to us earlier.

The Government of India has asked us to surrender certain range of spectrum allotted to us and the same was auctioned as BWA spectrum. The Government also has asked the company to make payment for certain spectrum from the date of allotment or to surrender the same. The other range of spectrum that we have been allotted, 5.7 GHz, is also close to capacity utilization and will need to be augmented in the near future. Enterprise connectivity will need licensed bands of spectrum for assured quality and security, so the non-availability of spectrum would materially adversely affect our business and results of operations. In the event of the surrender of the spectrum certain frequencies, it may hamper our future plans for expansion of services, and there are no assurances that we will be able to obtain additional replacement spectrum.

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

In the field of Internet data center services, competition from data center operators may attract customers away from us or make it more difficult for us to attract new customers. If competitors are successful in the market, it could be difficult for us to retain and/or acquire customers. Furthermore, once customers cease using our services and choose another service provider, it may require substantial efforts in costs and time to reacquire such customers, and despite spending on such customer acquisition or retention, we may be unsuccessful in retaining such customers.

In order to improve our competitiveness, we are constructing data centers at NOIDA in UP, India and Rabale in Mumbai, India. If we are unable to attract adequate customers to these centers, we will not be able to achieve the revenues initially anticipated, which could have an adverse effect on our future results of operations and financial condition.

Our datacenters may not be competitive enough in terms of green features.

We may fail to convert our existing Datacenters and/or build new Datacenters under the LEED (Leadership in Energy and Environmental Design) Commercial Interior (CI) programme of United States Green Building Council (USGBC). LEED certification is an internationally recognized programme and is considered one of the highest standards for energy efficient constructions. The datacenter uses several green features such as site ecology, water conservation, smart energy meters and equipments, reduction of CO2 emissions, high recycle content, effective waste management and eco-friendly interiors. Increased demand for green datacenter may hamper the marketing of our existing datacenters that are not LEED certified.

We may lose relevance and revenues if we do not position our business models in line with current and future technology trends.

Technology trends, such as cloud computing and software-as-a-service, allow new business models that could replace current lines of business unless we are aware of them and positioning ourselves to take advantage of the transition... The markets for our service are characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent introduction of new services. We may not successfully identify new opportunities, develop and bring new services to market in a timely manner. Unless we are able to adopt and deploy these advances in technology and infrastructure, we may lose our competitive position in the marketplace, which would adversely affect our revenues and may lead to increased customer attrition, as our customers switch to providers that utilize such information technology infrastructure.

We may fail to augment our skills and capability to best manage our services over Internet Protocol and data networks.

We have been able to build a reputation and maintain our lead because of our expertise and capability with the delivery and management of services over Internet Protocol and data networks. As the competition builds up the capability and experience of our competitors, we are at the risk of losing market share, if we do not augment our skills and capabilities to keep our qualitative lead over them. Infrastructure such as networks are considered by customers as a commodity, and the only differential that we offer is our ability to manage and monitor services over them in a superior manner.

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

The success of our business depends on our software development capability.

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

The telecommunications market is evolving towards service providers who offer end-to-end managed services that include managing everything down to desktops. If we are to continue to lead the market, we need to extend our bouquet of services to ensure that our portfolio helps graduate the market to managed services where we can maintain leadership. It may be difficult for us to offer end-to-end managed services to sustain our leadership in managed services without significant capital expenditures which would adversely affect our cash position and results of operations.

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

The slower pace of recovery of the United States economy, affects sales of our e-Learning and IMS services.

The rate of recovery of the United States may cause reduced demand for our eLearning products, as our customers may reduce their training budgets and programming.  Additionally, we may not be able to acquire new customers due to the economic situation prevailing in United States. A prolonged period of reduced customer demand for our eLearning services may adversely affect our business and results of operations.

Emergence of Enterprise Software Suites may hamper the growth of our e-Learning stream.

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

Service providers such as BSNL are frequently reducing rates so the Average Revenue Per User (ARPU) is constantly falling. We have to continually respond with promotions and value added services to compete with such service providers. If we are unable to compete on pricing terms with our competitors, we may lose customers and fail to attract new customers, which may adversely impact our revenue and results of operations.

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

Many of our existing and proposed services are designed to facilitate electronic commerce in India. The e-commerce in India is at a very early stage as compared to western world. The market potential for e-commerce is yet to be exploited. Demand and market acceptance for these services by businesses and consumers, therefore, still remain uncertain. Many Indian businesses have deferred purchasing Internet access and deploying electronic commerce initiatives for the following reasons:

⋅	inconsistent quality of service;

⋅	inadequate legal infrastructure relating to electronic commerce in India; and

⋅	lack of security of commercial data, such as credit card numbers;

If usage of the Internet in India does not increase substantially and the legal infrastructure and network infrastructure in India are not developed further, we may not realize any benefits from our investment in the development of infrastructure for electronic commerce services.

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

We are subject to quality of service (QOS) guidelines issued by TRAI. Failure to comply with one or more guidelines may expose us to fines/penalties.

TRAI has issued the following guidelines to the ISPs for improving the quality of service:

⋅	All Internet service providers shall provide adequate information to subscribers regarding Internet/broadband services being offered and marketed by them.

⋅
All Internet service providers shall provide information regarding contention ratios or the number of users competing for the same bandwidth, adopted by them to provide Internet/broadband service in their tariff plans submitted to TRAI, manual of practice, call centers and on their websites

⋅	All Internet service providers shall publish quarterly contention ratio for different Internet/broadband services on their website to facilitate subscribers to take informed decision.

⋅
All Internet service providers must use the contention ratios better than specified ratios for different services to ensure sufficient bandwidth for providing good quality of service to their subscribers.

Fixing up a contention ratio, may put standalone ISPs, like ours, at a disadvantage as cost of delivery of Internet bandwidth may increase. Telecom companies offering similar internet services are tempted to offer significantly lower prices and incentives as they own the last mile. Also by bundling telephony along with Internet, they can enhance their otherwise idle last mile. Under such circumstances, it will be very difficult for us to compete with big Telcos which can offer broadband services by cross subsidizing with voice/other services.

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

Sify Software Limited (Formerly Sify Networks Private Limited), Sify Technologies (Singapore) Pte. Ltd., Hermit Projects Private Limited and Pace Info Com Park Private Limited are our wholly owned and controlled subsidiaries.

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

From the time we launched our corporate services in 1997, we have continually upgraded our technology to provide data services to corporate clients. We were the first Internet service provider in India to make our entire network IP-based and subsequently Multi Protocol Label Switching (MPLS)-enabled, which permitted us to continue to grow our corporate customer base. As of March 31, 2013, we provide data connectivity services to over 3400 corporate clients in industries ranging from information technology, manufacturing, banking and financial services industry, pharmaceuticals, retail distribution and the Government.

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

On October 30, 2010, we consummated the issuance and sale of 125,000,000 of our equity shares in a private placement to Raju Vegesna Infotech & Industries Private Limited, our promoter group, and an entity affiliated with our Managing Director and Chairman, Mr Raju Vegesna. See note 40 in the notes to the financial statements in this Annual Report.

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

Principal Capital Expenditures

In fiscal year 2013, 2012 and 2011, we spent Rs.1,661 million (US $30.54), Rs. 952 million, Rs 395.27 million respectively, on capital expenditures. As of March 31, 2013, we had contractual commitments of approximately Rs.412.70 million (US $ 7.59 million) for capital expenditure towards the acquisition of property, plant and equipment. These commitments included approximately Rs.394.53 million (US $ 7.25 million) in domestic purchases and Rs.18.17 million (US $ 0.33 million) in imports and overseas commitments for products and spares. All our capital expenditures were financed out of cash generated from operations, equity infusion and borrowings from banks.

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

Due to continuous losses and the consequent erosion of the networth of Sify Software Limited, it is proposed to merge Sify Software Limited with the Company.

Globe Travels, USA.

In April 2006, we acquired Globe Travels, USA engaged in the business of selling online airline tickets in the U.S. with a special focus on the U.S.-India sector along with its Indian arm for a consideration of USD $2.50 million, apart from 125,000 stock options and some conditional earn out payments. On account of continued decline in business, the company has ceased its travel business operations.

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

Sify International Inc

Sify International Inc incorporated in the United States of America (US) was a wholly owned subsidiary of Sify. On July 18, 2012, the Company filed a Certificate of Dissolution with Secretary of the State, State of California, USA for winding up and dissolving the wholly owned subsidiary in US. The company has since received the dissolution certificate.

Hermit Projects Private Limited & Pace Info Com Park Private Limited

In November 2011, we acquired Hermit Projects Private Limited (HERMIT) for the implementation of a state-of-art Data Center Project at Noida, U.P, along with its wholly owned subsidiary Pace Info Com Park Private Limited (PACE), the original allottee of the land at Noida, U.P. for a consideration of Rs.114 crores. As HERMIT was acquired only as a Special Purpose Vehicle for acquiring PACE, it is proposed to merge HERMIT with Sify Technologies Limited, the holding Company

Sify Empower India Foundation

Sify Empower India Foundation (SEIF) was incorporated as a non-profit organisation in November 2010 to carry on the activity of promoting employability, education, financial inclusion and healthcare for urban and rural consumers through the innovative use of Information and Communications Technology (ICT) in an integrated and sustainable manner.

Initially, the Company had 10% holding in SEIF and acquired an additional 89.80% in October 2012. Though the Company holds substantial majority of the shares, SEIF is not considered as subsidiary for consolidation purposes as the Company intends to close the company.

Due to change in business model SEIF has not started its commercial activities. Hence it is proposed to close SEIF by filing the necessary application with the statutory authorities.

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

•
Software Services. We facilitate web based learning for various organizations by digitizing and uploading content to facilitate the same. We also provide application services such as Mailing, web-application and online assessment. We also operate online portals, such as www.sify.com, www.samachar.com and www.sifymax.in, that function as principal entry points and gateway for accessing the Internet by providing useful web-related services and links. We also offer related content sites specifically tailored to Indian interests worldwide

We began providing corporate network/data services to businesses in April 1998, and as of March 31, 2013 we had over 3400 corporate customers located principally in India. We launched our Internet service provider business in November 1998, becoming the first private Internet service provider to begin service after the Indian Government opened the market to private competition. We also operate online portals, www.sify.com, www.sifymax.in, www.samachar.com, and related content sites specifically tailored for Indian interests worldwide. Sify.com is one of India’s leading portals with services in areas such as news, travel, finance, health and shopping in addition to e-mail, chat and search. SifyMax.in is a broadband portal offering live streaming and on demand video and audio content, news clips, TV reality shows and highlights of cricket matches.

We are providing NLD (National Long Distance) and ILD (International Long Distance) services through our network from August 2008. We have made tie-ups with international and domestic carriers to carry their traffic into India. We carry voice traffic, both national and international, using the IP back-bone and deliver voice traffic to direct inter-connect operators.

During the year 2009-2010, following the merger of Sify Communications Limited with the Company, we obtained the approval of Department of Telecommunications for the transfer of NLD / ILD licenses from Sify Communications to the Company.

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

As of March 31, 2013, we operated over 1000 points of presence serving more than 1800 locations across India. Points of presence are telecommunications facilities located in a particular market which allow our customers to connect to the Internet through a local telephone call. Although our Internet service provider license permits us to establish and maintain our own direct connection to the international Internet, we no longer maintain satellite gateways. We provide international bandwidth by leasing capacity from large telcos and through our own capacities.

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

•
National private Internet protocol network backbone and Wireless delivery on the last mile. We operate a large national Internet protocol data network in India. As of March 31, 2013, we owned and operated over 1000 points of presence serving more than 1800 locations across India. Our network provides the platform to deliver Internet access and the backbone to provide a full range of corporate network/data services to consumers. A significant portion of our last mile delivery for corporates, and almost the entire e-port cybercafé network and hi–speed / broadband delivery to homes, is on the wireless mode, thereby enabling us to implement and deliver superior services compared to the wire line medium.

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

Strategy

Our goal is to become the premier IT solutions provider and Services leader offering end to end solutions to businesses in India. Our principal business strategies to accomplish this objective are discussed below:

•
Invest in the continued enhancement and expansion of our network infrastructure to support customer growth, enter into new markets and accommodate increased customer usage. We intend to continue to increase the capacity and geographic reach of our network in order to support subscriber growth, enter new markets and accommodate increased customer usage. We are committed to using proven technologies and equipment and to providing superior network performance. Our network is based on Internet Protocol, or IP, and we are the first Indian service provider to have made our network Multi Protocol Label Switching (MPLS) compliant. As of March 31, 2013, we have acquired adequate capacity of bandwidth lines, all from major telecommunications companies, which ensures that there is an assured supply of bandwidth service being provided to Sify’s customers without any disruptions. To ensure undisrupted high quality service and to achieve cost efficiencies, we have invested in a under sea cable consortium. The capacity went live during the Q1 of 2012-13. We have also leased intercity links from multiple suppliers including BSNL, Bharti, TATA, Railtel and Power Grid Corporation, such that each one of our nodes is accessible from at least two other nodes, if not by two long distance operators. We believe that as the size and capacity of our network infrastructure grows, its structure and national coverage will create economies of scale. Being vendor neutral, we are able to procure bandwidth in a cost effective manner. Over the years we have designed and built four data centers in Mumbai, Chennai, Bangalore and Airoli. We intend to invest in additional data centers, and are currently building world class data center at Noida near New Delhi and at Rabale in Mumbai.

•
Increase penetration in our existing markets by expanding awareness of the “Sify” brand name to capitalize on our first mover advantage in India. We intend to capitalize on our first-to-market advantage in India to establish national service and a brand name in advance of other private competitors. We believe that increased focus by GOI on delivery of connectivity services, increasing IT enablement of corporate in India will drive this business forward in the future. We are also continuously working on better alternative technologies to overcome the last mile challenges and to offer superior connectivity. We have also started offering premium broadband connection, branded platinum services to SOHO market segment.

•
Expand our services with new technologies to enable our customers to use the Internet more effectively. We continually seek to expand the breadth of our service offerings with new technologies. We have previously introduced a number of other services, including VoIP, video conferencing, audio conferencing, e-mail designed for regional Indian dialects, a user customized portal site and micro-payments.

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

Service Offerings

Enterprise Services. These primarily consist network service and IT services which addresses the network, security and application services needs of Indian enterprises by leveraging our national Tier 1 IP network infrastructure. The services include a comprehensive range of Internet protocol based Virtual Private Network, or IPVPN, offerings, including intranets, extranets and remote access applications to both small and large corporate customers. There is a strong focus on industry verticals such as IT/ITES (IT enabled services), banking and financial services industry (BFSI), Government, manufacturing, pharmaceutical and FMCG. We were the one of the first service provider in India to provide MPLS-enabled IPVPN’s on its entire network. We have entered into a strategic partnership with leading Telcos for providing last mile connectivity to customers. Our entire network is MPLS enabled with built in redundancy with world class design and service standards.

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

•
GlobalSite Connect, an international site-to-site managed MPLS-enabled IPVPN solution, is used for securely connecting international branch offices to the corporate offices. It provides connectivity anywhere in the world through Sify’s alliances and partnerships with global overseas service providers such as Level 3, KDDI, and PCCW Global to name a few.

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

Software Services. We offer value-added services to organizations such as website design, development, content management, Online assessment tools, search engine optimization, , including domain name management, secure socket layer (SSL) certificate for websites, and server space in required operating system and database. We provide state of the art messaging and collaboration services and solutions such as e-mail servers, LAN mail solutions, anti-spam appliances, bulk mail services, instant messaging, and also offer solutions and services to enable data & access security over the Internet. We also offer web-applications such as online merchandising with on-line payment gateways, sales force automation, supply chain management, intranet and extranets, workflow engine and knowledge management systems. We also provide infrastructure-based services on demand, including on-line testing engine and network management. On-line testing services include test management software, required servers and proctored examination facilities at Sify’s e-port cybercafés. On-line exam engine offered allows a secure and flexible way of conducting examinations involving a wide range of question patterns.

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

Data Centers. We operate 4 Tier III Data centers of which two are located in Mumbai (Bombay), one each at Chennai (Madras) and Bengaluru, which are designed to act as reliable, secure and scalable facilities to host mission-critical applications. We offer co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks, or they could hire complete racks, and even rent ‘secure cages’ at the hosting facility as per their application requirements. We also offer a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration, network configuration as well as spares and replacement. Our FortKnox platform for security management of hosted servers offers Service Level Agreement (SLA)-based security services to protect servers. Our Infrastructure Data Management Services (IDMS) service provides specific services related to building data centers, leveraging on our proven expertise to build world-class infrastructure.

Cloud service. We recently launched on-demand hosting (cloud) services to end-customers with strategic a tie-up with global partner. We have joined the global program, designed for service-providers who offer on-demand cloud services giving them the option to “rent” software licenses on a monthly “pay as you go” basis. This model is aimed at helping Indian companies, both large and small, to safely tap computing capacity inside and outside their firewalls to help ensure quality of service for any application they want to run, internally or as a service.

On Demand Storage. We have recently launched innovative SLA driven utility-based On-Demand storage service to manage the complete lifecycle of enterprise information, from its inception to its final disposal. The fully managed, utility based, On-Demand, scalable storage platform is powered by global major in Data Systems. Sify's On-Demand storage service reduces the complexities of deploying and managing multiple storage tiers, and lowers operational costs by automating management with flexible need based pricing.

Digital Certification. In technical collaboration with Verisign, a leading provider of Internet trust services, we formed a subsidiary, Sify Communications Limited, to provide managed digital certificate-based authentication services in India. Sify Communications Limited was the principal affiliate of Verisign in India and was a member of Verisign’s Global Affiliate Network. Sify Communications Limited was accredited as the first Certifying Authority for issuance of Certificate for Digital Signature by the Ministry of Information Technology, Government of India. Sify Communications Limited merged with Sify Technologies Limited during 2009-2010. Consequent upon the merger, Sify Technologies Limited now provides digital certificate-based authentication services which were provided by its erstwhile subsidiary, Sify Communications Limited. During the year, 2012-13, we have aligned with one another technological partner to offer Digital certification on account of compelling business propositions.

Remote Management Services. This service provides continuous proactive management and support of customer operating systems, applications and database layers through deploying specialized monitoring tools and infrastructure experts to ensure that our customers’ infrastructure is performing optimally.

Our Enterprises services division accounted for approximately, 89%, 90% and 92% of our revenues in fiscal years 2011, 2012 and 2013 respectively. We believe that corporate services will continue to be the largest part of our business for the immediate future. Effective April 1, 2012, we have aligned our “Commercial and Consumer – Internet access” business to our Enterprise services.

VOIP Services. We offer comprehensive VoIP services covering Managed Voice for Enterprises particularly in IT/ITES segment to meet their international business communications. As part of the service, our Hosted dialer platform is also provided to enable BPOs to use this infrastructure as a service.

ILD Voice & hubbing. During the year 2008, we have launched Voice NLD/ILD services under the Telecom license.  We provide high quality voice origination and termination services with interconnects directly with both mobile and fixed line operators in India. Currently we handle millions of minutes of global voice traffic for our enterprise and retail customers. Our MPLS enabled packet-switched network deploys a carrier class soft switch with redundancy to provide routing, as well as control, in real time.  We have established strategic tie up with many global carriers. Our voice services have grown well over the last two years and we have established credibility and repute.  During the year 2009-10, based on the experience of voice services and success in the ILD India termination business, we had launched Hubbing business to leverage the experience.

Internet Access Services. We offer public Internet access to consumers through a retail chain of e-ports (formerly iway) cybercafés. We also have agreements with certain cable television operators through which we offer Internet access through cable.

Our Internet access services for retail consumers include high-speed/broadband access to homes over cable, public Internet access from our network of e-ports (formerly iWay cybercafés) and VoIP. Currently, we have also started offering the premium broadband connection, branded Platinum to the SOHO market segment and wireless service to homes at select cities. The market has shrunk due to the consumer preference , medium of usage and delivery of speeds. This has impacted the profitability of our franchisees influencing them to move out of the business. We have lost a significant number of franchisees and subscribers during the last few years. We have consciously reduced our focus to the retail market, aligning to our core objective of transforming into an Enterprise focused company.

Public Internet Access. We provide public Internet access to the large segment of the Indian population that does not own a personal computer through our network of e-ports (formerly iWay cybercafés). We operate these cybercafés on a franchisee model on a B2C model and other on a B2B2C model, where Café buys connectivity from Sify and offers the same to the end customer.

In connection with our franchised e-ports (formerly iWays), we grant each franchisee a non-exclusive license to operate the cybercafé using our logo, brand and trade names. We enter into an agreement with the franchisee establishing the rights and obligations of each party. In connection with the establishment of a franchised e-port (formerly iWays), we receive an initial franchise fee that covers the following upfront services rendered by our Company:

The cybercafés e-ports are owned and operated by the franchisees. The franchisee procures the retail space, invests in furniture, interior decor, personal computers, point of sale signage and employs/trains the staff. The franchisee is responsible for the maintenance of the premises and interface with customers. We provide the complete back-end support, including bandwidth, the authentication/usage engine and the billing/collection system. The prices to be charged to the customers and the services that can be rendered are controlled by Sify. On average, these e-ports (formerly iWays) have an average of seven personal computers and operate in an area of about 250 square feet. All e-ports operate on a prepaid subscription model, and the end customer has the ability to browse from any of the e-ports using the roaming facility that we provide. The billing system allows us the option of charging different prices based on the services used, time of usage and the place of use.

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

We had also introduced "Direct Renewal Facility", which allows our broadband subscriber to renew his connection at anytime of the day or night from the comfort of his home. Users whose validity has expired or pack amount is not available can login and re-charge their account. The subscriber gets full freedom to recharge according to the needs, convenience and at any time of the day-the recharge amount can be paid conveniently within three days from the time of recharge. Based on Voice over Internet Protocol, this facility will be available to our Broadband subscribers as a Closed User Group service.

Our Commercial and consumer division accounted for approximately 8%, 5% and 4% of our revenues in fiscal years 2011, 2012 and 2013 respectively. Effective April 1, 2012, we have aligned the “Commercial and Consumer –Internet Access”, as part of Enterprise Services and “Commercial and Consumer-Online Portals services” as part of Software Services

Internet Access Services.   BSNL, MTNL the leading PSU Telecom brands together hold large market share of the broadband subscribers in India. We expect the market for broadband Internet services to grow more rapidly in the future due to additional telecom providers emerging as competitors. We expect the market for consumer Internet access to remain extremely price competitive as late market entrants attempt to acquire customers.

Currently, the market is highly fragmented and dominated by individual entrepreneurs who own Internet cafés, with a few personal computers connected to the Internet through a leased line or ISDN line. With considerably lower overheads, these individuals are able to offer Internet access at lower rates. We compete by offering faster browsing speeds, improved overall ambience at our e-ports, convenient billing systems and a host of value added services ranging from entertainment and travel to utility payments. Considering the current retail market conditions, we have migrated our services largely to focus on SOHO and SMB segment.

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

⋅
The finance channel of Sify http://sify.com/finance/ covers the entire spectrum of equity markets, business news, insurance, mutual funds, loans, SME news and a host of paid and free financial services.

⋅	The sports channel http://sify.com/sports/ covers the entire gamut of Indian and international sports with special focus on cricket..

⋅	We also host WWE updates as a standalone service http://wwe.sify.com/ for users.

⋅	The food channel www.bawarchi.com focuses on Indian recipes and cooking and is especially popular among non-resident Indians (NRIs) audiences with over 90% of its content being user generated

⋅
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

⋅
The online shopping mall http://shopping.sify.com/, stocks products from India’s leading brands and products. We believe that it offers competitive prices and a secure and convenient method of payment. Users can buy using their credit or debit card, pay cash on delivery or send a check.

⋅
Movies channel on Sify http://sify.com/movies/ is one of the key channels which offer updates from Bollywood/ Hollywood and all regional film industries. The content includes movie reviews, industry news, video galleries, photo galleries, downloads (photos) etc.

⋅	Games channel of Sify http://games.sify.com/ offers multiple scoring non scoring games. Games include cricketing games, racing games, football specific games etc

Corporate Customers

We have established a diversified base of corporate customers in a variety of data intensive industries, including information technology enabled services (ITES), banking financial services and Insurance (BFSI), publishing, retail, pharmaceuticals and manufacturing. Our corporate customer base has grown to over 3400 customers. The increased scope of the services we offer, particularly the provision of broadband services to our existing customers and International IPVPN services along with the increased reach of our network, has increased our market base.

The Company does not currently anticipate that it will serve markets in, or have any contacts with, Sudan, Iran or Syria, or any other countries which are designated as state sponsors of terrorism by the U.S. Department of State. As of the date of this Annual Report, the Company has not provided into Iran, Sudan, or Syria, or any other countries which are designated as state sponsors of terrorism by the U.S. Department of State directly or indirectly, any products, equipment, software, technology, information or support, and has no agreements, arrangements, or other contacts with the governments of those countries or entities they control.

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

Sales and Marketing

Enterprise Offerings. The principal focus of our sales and marketing staff is to acquire new customers and maintain cordial relationship with the existing corporate customers. We seek to penetrate this market through trade publication ads, industry trade shows and seminars for the benefit of industry associations and potential customers. As of March 31, 2013, we had around 333 employees dedicated to sales and marketing exclusively for our corporate offerings.

Consumer Offerings. A key element of our business strategy is to increase our brand awareness and market penetration among consumers through a number of means including an expanded advertising campaign focused primarily on print advertising, direct mail and free software to consumers who become subscribers.

Effective April 1, 2012, we have aligned the “Commercial and Consumer –Internet Access”, as part of Enterprise Services and “Commercial and Consumer-Online Portals services” as part of Software services. Currently “Sales and Marketing” campaigns are under single “umbrella” branding.

Technology and Network Infrastructure

We operate a national IP / MPLS data network with over 1000 points of presence serving more than 1800 locations across India. We operate our network facilities and customer service operations, which gives us greater control over the utilization and quality of our network. We have designed and built our network using advanced technologies and equipment which will enable us to continue to expand the geographic range of our network, integrate improved data processing technologies and enhance speed and capacity with little or no disruption to our customers.

Services Offered: We offer the following services to our Enterprise and consumer customers using our network.

⋅	Internet access services,
⋅	IP/ MPLS Virtual private networks,
⋅	Internet based Voice services

Geographic Coverage. Through our national network of points of presence, our business and consumer customers are able to access  their application through our network in India via our wireless local loop, local leased lines or a local phone call on dial-up or through our cybercafé chain. We have over 1000 points of presence, or POPs. These points of presence, or primary nodes, reside at the core of a larger Internet protocol network with a Star and meshed topology architecture. Each point of presence contains data communications equipment housed in a secure facility owned, leased or operated on an infrastructure co-location basis by our Company. The last mile connecting to the customer can be a leased line, ISDN or point-to-multipoint radio link which we have licensed from the Wireless Planning Commission. We also use certain frequency radios, which do not require an operating license, in some locations. Our larger corporate customers access the point of presence directly through leased lines or wireless links.

Network Architecture. We ensure network reliability through several methods and have invested in proven technologies. We use routers to route traffic between nodes interconnected using a high speed interface. Most of our applications and network verification servers are manufactured by IBM, Sun and Hewlett-Packard.

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

Network Operations Center. We maintain a network operation center located in Chennai (Madras) and a backup facility in Mumbai (Bombay). The Chennai facility houses our central network servers as well as our network staff who monitors network traffic, service quality and equipment at all our points of presence to ensure a reliable Internet service. These operation centers are staffed 24-hours-a-day, seven-days-a-week. We have backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability.

Data Centre Infrastructure.  We operate four tier III Internet Data Centres, two in Mumbai, one each at Chennai and Bangalore. We offer managed hosting, security and infrastructure management services from these facilities. These data centres are completely integrated with our IP / MPLS network which provides seamless connectivity for our customers from their premise to their applications hosted in the data centers. The data centers conform to the tier III standards to cater to the security consideration of our customer servers. We intend to invest in additional data centers, and are currently building world class data center at Noida near New Delhi and at Rabale in Mumbai.

Competition

General. We face competition in each of our markets and expect that this competition will intensify as the markets in India for corporate network/data services, Internet access services and online content develop and expand. We compete primarily on the basis of service, reliability and customer support. Price and ease of use are also competitive factors.

Enterprise services. Our competitors for many private network services include government services companies that have built and operate their own private data networks. For Internet access, our main competitors are Bharti, Reliance and Tata, and our main competitors for domestic VPN includes terrestrial network providers, such as Bharti and Reliance.

Online portal services:

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

Intellectual Property

Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We have filed trademark and service mark applications in India for registering our product and service offerings.

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

As the NLD and ILD licenses were under the regime of Department of Telecommunications, the notification of the GOI dated 7 November 2005 was required to be complied with to obtain NLD and ILD licenses. The primary condition set out in the notification among other conditions was that, the total composite foreign holding by the applicant should not exceed 74%. Given that the foreign shareholding in Sify was higher than the aforesaid threshold limit, Sify Communications Limited (erstwhile subsidiary) decided to obtain the NLD and ILD licenses in its name and made necessary applications in this regard. To facilitate this, Sify divested its stake in Sify Communications Limited (erstwhile subsidiary) to the extent of 26% of its holding in Sify Communications Limited (erstwhile subsidiary), or 4.680 million shares, to Infinity Satcom Universal Private Limited, a related party, for a sale consideration of Rs.139,810 during the quarter ended December 31, 2005.  Infinity Satcom Universal, a Company incorporated under the laws of India, was then owned by Ananda Raju Vegesna, who is the brother of Raju Vegesna, Chairman of Sify’s Board of Directors and the principal of Infinity Capital Ventures, LP (“Infinity Capital”). Infinity Satcom is currently controlled by Raju Vegesna, Our Chairman and Managing Director.

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

Property, Plant and Equipment

We own approximately 100,000 square feet corporate headquarters located in Chennai (Madras), India and an approximately 20,000 square feet regional office in Mumbai (Bombay). We have leased approximately 3,500 square feet network operations center in Chennai, a 27,000 square feet data center in Vashi, Mumbai, and 95,250 square feet data center in Airoli and 46,600 square feet in Bangalore Data Centre. In November 2011, we acquired 175,000 square feet of building space for construction of a Data Center space in Noida, UP on acquisition of Pace Info Com Park Private Limited, through Hermit Projects Private Limited, its holding company. We have acquired over 200,000 square feet of building space for construction of a Data Center space in Rabale, Mumbai. Both facilities are under construction.

Our Chennai facility houses our central network servers as well as our network staff who monitors network traffic, service quality and equipment at all our points of presence, or POPs, to ensure a reliable Internet service. We have POPs in over 1000 towns/cities across India. Most of our POPs are staffed 24-hours-a-day, seven-days-a-week. Our POPs average approximately 750 square feet at each location. We have backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability. Our property, plant and equipment are pledged towards obtaining loans / working capital facilities from banks.

The Company had entered into a contract with Emirates Integrated Telecom (“the Emirates”) for the construction and supply of undersea cable capacity from the Europe India Gateway (EIG). This enables significant capacity on ground leading to ability to service larger customers.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The financial statements of the Company included in this Annual Report on Form 20-F have been prepared in accordance with English version of International Financial Reporting Standards as issued by International Accounting Standards Board. The information set forth in Operating and Financial Review and Prospects is also for the Company's three recent fiscal years. The discussion, analysis and information presented in this section should be read in conjunction with our financial statements included herein and the notes thereto.

Operating Results

This information is set forth under the caption entitled 'Management's Discussion and Analysis of Financial Condition and Results of Operations' below. Further, information relating to any governmental, economic policies or other factors which have materially affected, or could materially affect, directly or indirectly, the company’s operations is set forth under the caption entitled ‘Risk Factors’ above.

Liquidity and Capital Resources

This information is set forth under the caption entitled 'Management's Discussion and Analysis of Financial Condition and Results of Operations' below.

Research and Development

This information is set forth under the caption entitled 'Management's Discussion and Analysis of Financial Condition and Results of Operations' below.

Trend Information

This information is set forth under the caption entitled 'Management's Discussion and Analysis of Financial Condition and Results of Operations' below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are one of the leading integrated Managed Network, IT and Software services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 1800 locations in India.

A significant part of our Business is derived from Corporate Enterprise Services, which include Network and IT services, Security, Network management services, Enterprise applications, Hosting and Remote Infrastructure Management Services. A varied product portfolio at multiple price points allows Sify to also cater to the burgeoning demands of the SMB/SOHO community and the retail consumer; much of it on the cloud platform.

Our professionals deliver high quality solutions by leveraging our delivery model through which we divide projects into components that we execute simultaneously at client sites and at our development centers in India. We seek to optimize our cost structure by maintaining the flexibility to execute project components where it is most cost effective. Our sales, marketing and business development teams are organized to focus on specific regions and market segments and this helps us to customize our service offerings to our client's needs. Our primary markets are India and to a limited extent in the US. We serve clients in financial services, manufacturing, telecommunications, retail, utilities, logistics and other industries.

Enterprise services: Network/IT services

Over the years, we have transformed into an Enterprise company from a Consumer company.  The demand for services / products of our corporate network/data services division over the years is in the process of recovering from the economic slowdown. We have launched our NLD/ILD voice services in August 2008, which has the potential to provide a sizable momentum to our business. The opening of our new data centre in Mumbai (Airoli) has facilitated us to enhance our position in the market. The bandwidth cost has reduced substantially during the previous years on account of strategic initiatives and market conditions. The reduction in bandwidth prices in India has led us to revise bandwidth rates to connectivity clients over the last few years and this trend is likely to continue in future. On account of prevailing market conditions, we experienced moderate pressure from our Corporate clients for price reduction in the current fiscal.

Sify over the last couple of years has been offering remote infrastructure management services to global corporate. Sify enjoys higher brand equity in the international markets for consistency and quality of delivery in this market.  We wish to capitalize on this trend by evaluating our pricing and engagement models.

Enterprise Services: Internet access services

Broadband business has been impacted due to severe competition from the existing operators. The customer base is reducing on account of competition. We have reduced our prices and have also launched flexible products. Considering the current retail market conditions, we have migrated our services largely to focus on SOHO and SMB segment.

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

Software services:  eLearning Services

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

Software services: Online portal services and content offerings

Advertising revenues continued to remain at same level despite spending by corporate clients and increased competition and an improvement in general market conditions.

There are numerous risks and challenges affecting the business. These risks and challenges are discussed in detail in the section entitled 'Risk Factors' and elsewhere in this Annual Report.

Revenues

Enterprise services: Network/IT Services

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

Enterprise Services: Internet access services

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

Effective April 1, 2012, Commercial and consumer services was bifurcated into two segments based on business segment a) Corporate  Internet access services – Emerging and Established enterprises and b) Online content through Portal services – for retail segment. The above segments have been aligned to Enterprise services and Software services respectively.

Software services: Application services and e-learning

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

Effective April 1, 2012, Commercial and consumer services – Online Portal services and content offerings, has been aligned to Software Services segment.

Software services: Online portal services and content offerings

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

In Note 33 to our Consolidated Financial Statements in this Annual Report, we provide supplemental segment data, which provides separate revenue and operating income (loss) information for each of these business segments. This information is available in Item 18 — Financial Statements of this Annual Report and is incorporated herein by reference.

Expenses

Cost of goods sold and services rendered

Enterprise services: Network/IT Services

Cost of goods sold and services rendered for the corporate network/data services division consists of telecommunications costs necessary to provide services, customer support costs, and cost of goods in respect of communication hardware and security services sold, commission paid to franchisees and cable television operators, the cost of voice termination for voice and VoIP services and other direct costs. Telecommunications costs include the costs of international bandwidth procured from TELCOs and are required for access to the Internet, providing local telephone lines to our points of presence, the costs of using third-party networks pursuant to service agreements, leased line costs and costs towards spectrum fees payable to the Wireless Planning Commission or WPC for provision of spectrum to enable connectivity to be provided on the wireless mode for the last mile. Other costs include cost incurred towards our Annual Maintenance Contract (AMC), the cost of installation in connectivity business and the costs incurred in providing Hosting services.

In addition, the Government of India levied an annual license fee of 7% of the adjusted gross revenue generated from IP-VPN services and Voice services under the NLD/ILD license. For the year 2013-14, the license fee has been revised upwards to 8%.

Software Services

Cost of goods sold and services rendered for the Software services, includes cost of goods of hardware and software, direct costs of online assessment, cost of billable resources, cost of subject matter experts, cost of procuring and managing content for the websites and  other direct costs for the revenue streams.

Selling, general and administrative expenses

Selling, general and administrative expenses consists of salaries and commissions for sales and marketing personnel, salaries and related costs for executive, financial and administrative personnel, sales, marketing, advertising and other brand building costs, travel costs, and occupancy and overhead costs.

Depreciation and amortization

We depreciate our tangible assets on a straight-line basis over the useful life of assets, ranging from three to eight years and, in the case of buildings, 28 years. Undersea cable capacity is amortised over a period of 12 years and other intangible assets with finite lives are amortised over three to five years.

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

Deferred taxation arising on investments in subsidiaries and associates is recognized except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred taxation arising on the temporary differences arising out of undistributed earnings of the equity method accounted investee is recorded based on the management's intention. If the intention is to realize the undistributed earnings through sale, deferred tax is measured at the capital gains tax rates that are expected to be applied to temporary differences when they reverse. However, when the intention is to realize the undistributed earnings through dividend, the Group’s share of the income and expenses of the equity method accounted investee is recorded in the statement of income, after considering any taxes on dividend payable by the equity method accounted investee and no deferred tax is set up in the Group's books as the tax liability is not with the group.

Stock compensation expense

A total of 5.73 million equity shares are reserved for issuance under our Associate Stock Option Plans (ASOPs). Our ASOP 2007 was adopted at the Eleventh Annual General Meeting held on September 24, 2007. As of March 31, 2013, we had outstanding an aggregate of 54,592, options under our ASOP with a weighted average exercise price equal to approximately Rs.98.85 ($1.81) per equity share. The unamortized stock compensation expense related to these grants amounted to Rs.0.05 million as of March 31, 2013.

Results of Operations

The following table sets forth certain financial information as a percentage of revenues:

	Fiscal
	2013	2012	2011
	%	%	%
Revenues	100	100	100
Cost of goods sold and services rendered	55.43	60.54	61.12
Other income/(expense)	0.59	0.49	1.06
Selling, general and administrative expenses	35.49	33.09	35.46
Depreciation and amortization expenses	9.87	8.98	9.96
Impairment loss on intangibles including goodwill	-	-	0.03
Income from legal settlement	-	-	-
Profit /(loss) from operating activities	(0.22)	(2.12)	(5.51)
Finance income	0.86	0.77	0.66
Finance expenses	(3.04)	(3.98)	(3.76)
Net finance income/(Loss)	(2.17)	(3.21)	(3.10)
Profit on sale of equity accounted investee	7.67	-	-
Share of profit of equity accounted investee	-	0.35	1.06
Profit before tax	5.26	(4.98)	(7.54)
Income tax (expense)/ benefit	-	-	-
Net profit/(loss) for the year	5.26	(4.98)	(7.54)

Results of year ended March 31, 2013 compared to year ended March 31, 2012

Revenues

The growth in our revenues in fiscal 2013 from fiscal 2012 is given below

	Fiscal 2013	Fiscal 2012	Change	% Change

Revenues	8,570	7,699	871	11%

We have achieved a Revenue of Rs 8570 Million, an increase in revenue of Rs. 871 Million ($ 16 Million). The increase is primarily contributed by the Network Services, supported by growth in Connectivity and voice line of business.

We have changed the operating segments of the company from (i) Enterprise Services, (ii) Commercial and Consumer Services and (iii) Software Services in to two segments (i) Enterprise Services and (ii) Software Services effective April 1, 2012. Consequently we have done the analysis in this section based on the revised operating segments. (Refer Segment Note 33)

The revenue by operating segments and sub-segments is as follows:

	Revenue		Percentage of revenue
	2013	2012	2013	2012	Growth %
Enterprise	7,870	6,949	92%	90%	13%
- Network Services	5,275	4,281	62%	55%	23%
- IT Services	2,595	2,668	30%	35%	-3%
Software	700	750	8%	10%	-7%
	8,570	7,699

Revenue from Enterprises Services has increased by Rs. 921 Million ($17 Million) primarily due to increase in revenue of Rs. 993 Million ($18.3 Million) in Network Services. This increase is partially impacted by decrease in IT Services by Rs. 73 Million ($1.3 Million).

Revenue from Network Services has increased by Rs. 993 Million and this increase is primarily attributable to increase on account of (i) increase in one time project based and implementation revenues of Rs. 250 Million, (ii) Increase in recurring revenue of Rs.339 Million due to increase in number of customer engagements and links by 7144 and (iii) increase in Voice revenues by Rs. 458 Million, which is on account of increase of Rs. 497 Million from ILD business, contributed by volume increase of 658 million minutes. These increases were partially offset by Rs.39 Million reduction on account of decrease in volumes of VoIP services. There is Rs 18 Million reduction in Hardware and Software services on account of reduced opportunities and reduction in Retail Connectivity services of Rs. 36 Million on account of loss of subscribers and prevailing market condition.

Revenue from IT Services has decreased by Rs. 73 Million due to increase in revenues from Data center services and decrease in revenues from System Integration and Infrastructure Managed Services. The increase in Data center services revenues by Rs 291 Million is on account of higher utilization of Data center capacity at 97% utilization and increase in Cloud based offerings. The decrease in System Integration business by Rs. 309 Million is due to (i) a large one time System Integration opportunity serviced in the last year (ii) decrease of Rs 55 Million in Infrastructure Managed Services on account of loss of existing customers.

Revenue from Software Services has decreased by Rs. 50 Million primarily on account of reduction in revenues from Application services and Portals. The reduction of Rs 32 Million in Application services is on account of (i) reduction in Hardware & Software services of Rs 41 Million and (ii) increase in Online Assessment services by Rs 8 Million.  The reduction of Rs 16 Million in portals sub segment is on account of exit of existing customers and related opportunities. The reduction of Rs 2 million in e Learning business is on account of loss of existing customers and related opportunities.

The Company is expected to benefit from the ongoing Data center projects, undersea cable capacity, Cable landing station and the large Government project that is being rolled out. The reduction from retail connectivity such as broadband, e-port would continue, as the company has strategically exited from Commercial and Consumer services.

Other income

The change in other income is as follows:

	Fiscal 2013	Fiscal 2012	Change	% Change
Other income	50	38	12	32%

Cost of goods sold and services rendered (COGS)

Our cost of goods sold and services rendered is set forth in the following table:

	Fiscal 2013	Fiscal 2012	Change	% Change
Network Services	3,309	2,828	481	17%
IT Services	933	1,298	(365)	-28%
Enterprise Services	4,242	4,126	116	3%
Software Services	509	535	(26)	-5%
Total	4,751	4,661	90	2%

The cost of goods sold increase by 2% on overall basis, 17% in the Network Services, with a reduction of 28% in IT services. The movement of COGS is explained in detail below:

	2012-13	2011-12	Change	% Change
Network Costs	2,703	2,283	420	18.4%
Revenue share	179	165	14	8.8%
Cost of goods sold	787	1,133	(346)	-30.5%
Direct Resources costs	862	863	(1)	-0.1%
Others	220	217	3	0.9%
Total	4,751	4,661	90	2%

Network cost comprises of cost of Bandwidth leased out from TELCOS, Inter connect charges payable to carriers, IP termination costs payable to carriers.  Increase in Network costs is on account of (i) Rs 82 Million increase of Bandwidth costs incurred on account of capacity up gradation and newer links (ii) Rs 379 Million of Inter connect charges due to the increase in the volume of International Long distance and (iii) decrease in IP termination costs by Rs 41 Million on account of reduction in usage of minutes.

Revenue share cost comprises of (i) Revenue share payable to DoT on ISP, ILD & NLD services and (ii) Revenue share payable to retail franchisees. Increase in Revenue share is on account of (i) Increase of Rs 38 Million in the Revenue share payable to DoT on account of increase in Revenues and increase in Revenue Share to 7% from 6% effective 1st July 2012 and (ii) reduction of Rs 23.5 Million in the Revenue share payable to Retail franchisees .

Cost of Goods sold comprises of cost of Hardware and Software including adjustment of stock value for Net realizable value. The decrease in Cost of Goods sold is on account of cost involved on a large one time System integration deal in the previous period.

Direct Resources costs comprises of (i) the cost of resources deployed on the Network Infrastructure Delivery (ii) cost of billable resources associated with the e Learning and Infrastructure Managed services. During the year, there was an increase of Rs 9.6 Million on the resources costs of the Network Infrastructure Delivery and a decrease of Rs 10.2 Million on the cost of billable associates associated with the e Learning and Infrastructure Managed services.

Others comprises of Link maintenance charges for the Network services, Direct cost of Application services business, digital certificate platform, content costs, subject matter experts for international business. The increase in other costs is on account of (i) Rs 6 Million on account of content costs for Portal, (ii) Rs 5 Million on account of Digital certificates platform and (iii) Rs 8 Million cost increase on System Integration. These increases were partially offset by (i) Rs 4 Million on account of Application services (ii) Rental charges of Rs.3 Million on servers for Data center business and (iii) Rs 10 Million on account of subject matter experts for international business.

We are continuously in the path of achieving cost efficiencies and process optimization to maximize the return.

Selling, General and Administrative expenses

Selling, General and Administrative expenses of the Company are set forth as follows:

	Fiscal 2013	Fiscal 2012	Change	Change (%)
Operating Expenses	1,190	916	274	30%
Selling & Marketing Expenses	115	114	1	1%
Associate Expenses	763	755	8	1%
Other Indirect Expenses	781	694	87	13%
Provision for doubtful debts and advances	211	95	116	121%
Forex (gain) / loss	(19)	(27)	8	31%
Total	3,041	2,547	494

Operating costs have increased by 30%, on account of an increase in Electricity Tariff during the year, increase in volume (Kwh) of Electricity consumed, increase in rental of data center on account of escalation due and increase in implementation of towers on account of geographic expansion .

Selling & Marketing costs consist of, selling commission payable to sales partners, discounts payable to customers, incentive to salesmen and, marketing and promotion costs. Selling & Marketing costs remained flat between the two periods on account of lower marketing spends.

Associate expenses, consists of the annual cost of the employees who are part of the Sales and marketing function, Business development, General management and support services. Associate expenses remained flat between two periods on account of optimization and right sizing of resources during the year, compensated by cost of new senior level recruitments on account across verticals.

Other Indirect expense consist of , cost of Facilities , electricity charges incurred on facilities, travel cost , Legal charges , professional charges, communication and others.  Other indirect expenses increased by 13%, primarily on account of provision for export scrips (SFIS) on account of lower import visibility and increase in legal, professional and consultancy charges during the year.

Provision for Doubtful debts consists, of the charge on account of the provisions created during the year against doubtful debtors.  Increase in Provision for Doubtful debts is on account provisioning of doubtful debts including certain exposure on large projects.

Forex Gain / (Loss) consists of unrealized gain or (Loss) on account of restatements at the period end. Though there was a net gain on account of foreign exchange differences during the year, it was unfavorable comparing to the previous period

Depreciation and amortization

Depreciation and amortization is set forth in the table below:

	Fiscal 2013	Fiscal 2012	Change	% Change
Depreciation and amortization	848	692	156	23%
As a percentage of carrying value	27%	24%

The increase is due to larger capitalization of assets. The capital work in progress at the end of March 31, 2013 stood at 2,498. The data centres which are under construction are expected to be capitalized in the fiscal year 2014.

Profit/loss from operating activities

	Fiscal 2013	Fiscal 2012	Change	% Change
Operating loss	19	163	(144)	-88%
As a percentage of revenue	0.22%	2.12%

Due to increase in revenues and controlled operating costs, operating loss has come down significantly.

Finance income/expense

	Fiscal 2013	Fiscal 2012	Change	% Change
Finance Income	74	59	15	25%
Finance expense	(260)	(307)	47	-15%
Net Finance income/(expense)	(186)	(248)	62	-25%

The increase in finance income is due to interest from deposits and interest income on the income tax refund received. The reduction in finance expense is due to reduction in LC charges during the current fiscal. The finance expense is expected to increase further with the leasing arrangements entered into towards the end of the fiscal year.

Net Profit

	Fiscal 2013	Fiscal 2012	Change	% Change
Net Profit/(loss)	452	(383)	835	218%
As a percentage of revenue	5.27%	4.98%

The increase is attributable to better operational margin and one-time gain of Rs. 658 million on account of sale of equity accounted investee. We expect improvements in operational margins due to change in revenue mix, leading to higher operating margins...

Results of year ended March 31, 2012 compared to year ended March 31, 2011

Revenues

	Fiscal 2012	Fiscal 2011	Change	% Change

Revenues	7,699	6,887	812	12%

Year 2011-12 had a 12% growth with an increase in revenues of Rs 792 Million ($15 Million) largely from Enterprise Services and Rs 20 Million ( $0.36 Million) from Software services.

We have changed the operating segments of the company from (i) Enterprise Services, (ii) Commercial and Consumer Services and (iii) Software Services in to two segments (i) Enterprise Services and (ii) Software Services effective April 1, 2012. Consequently we have done the analysis in this section based on the revised operating segments.

The revenue by operating segments and sub-segments is as follows:

	Revenue		Percentage of revenue
	2012	2011	2012	2011	Growth %
Enterprise	6,949	6,156	90%	89%	13%
- Network Services	4,281	4,007	56%	58%	7%
- IT Services	2,668	2,149	35%	31%	24%
Software	750	730	10%	11%	3%
	7,699	6,886

Revenue from Enterprise Services increased by Rs 792 million ($15.0 million) primarily due to increase of Rs.274 million ($5 million) in Network services and increase of Rs.518 million ($ 10 million) in IT services.

The revenue from Network services has increased by Rs. Rs.274 million. This increase is primarily attributable to an (i) increase of Rs.104 million from Connectivity services, which is due to increase in number of customers and links by 5,025 and (ii) increase of Rs 297 million revenue from International Long Distance. The increase in International Long Distance is on account of increase in volume by 449 million minutes. The increase in this segment is off-set by decrease in Revenue of Rs. 130 Million from Retail Connectivity due to exit of franchises in e-Port sub-segment and reduction of connectivity services availed by retail customers and Rs. 3 million on hardware.

Our IT services revenues increased by Rs.518 million. The increase is primarily on account of (i) an increase of Rs.356 in System integration, primarily on account of a one-time large System Integration deal and (ii) increase of Rs.228 million revenue from Datacenter Services on account of higher occupancy of datacenters at an overall utilization ratio of 86% and increase in Cloud Infrastructure offerings. These increases were partially offset by decrease of Rs 66.3 Million in Infrastructure Managed Services, due to lower hardware sales.

Revenue from Software Services increased by Rs.19.7 million ($0.36 million). The increase is on account of increase of Rs 38.4 million from Application service, which is due to increase in revenue of (i) Rs.34 Million from online assessment (ii) Rs. 28 Million from web application services (iii) increase of 4.6 Million from Document managed services (iv) Increase of Rs. 6 Million from Forum services and it was offset by (i) decrease of revenue from mail management services by Rs. 13 Million and (ii) Rs 21.5 Million from Hardware & Software services. The reduction in e Learning revenue of Rs.12 million due to reduction in engagement from existing customers. The reduction of Rs. 6 million from portal is on account of exit of customers and related opportunities.

Other income

	Fiscal 2012	Fiscal 2011	Change	% Change
Other income	38	73	35	48%

The decrease is mainly on account of decrease in interest on Income Tax refund and from duty credit entitlements under the “Served from India Scheme” (issued by the Government of India) in respect of the foreign exchange earnings from export of services

Cost of goods sold and services rendered

	Fiscal 2012	Fiscal 2011	Change	% Change
Network Services	2,827	2,665	162	6%
IT Services	1,298	1,119	179	16%
Enterprise Services	4,125	3,784	341	9%
Software Services	535	425	110	26%
Total	4,660	4,209	451	11%

The cost of goods sold increased by 11% on overall basis, with Network services increasing by 6%, IT Services by 16% and Software Services by 26%.

	Fiscal 2012	Fiscal 2011	Change	% Change
Network Costs	2,282	2,021	261	12.9%
Revenue share	165	233	(68)	-29.2%
Cost of goods sold	1,133	957	176	18.3%
Direct Resources costs	863	779	84	10.8%
Others	217	219	(2)	-0.8%
Total	4,660	4,209	451	11%

Network cost consists of cost of Bandwidth leased out from TELCOS, Inter connect charges payable to carriers, IP termination costs payable to carriers.  Increase in Network costs is on account of (i) Rs 51.9 Million increase of Bandwidth costs incurred on account of capacity up gradation and newer links (ii) Rs 182 Million of Inter connect charges due to the increase in the volume of International Long distance and (iii) increase in IP termination costs by Rs 27.8 Million on account of increase in usage of Minutes.

Revenue share cost consists of (i) Revenue share payable to DoT on ISP, ILD & NLD services and (ii) Revenue share payable to retail franchisees.   Decrease in Revenue share is on account of (i) Increase of Rs 11.3 Million in the Revenue share payable to DoT on account of increase in Revenues and (ii) reduction of Rs 79.3 Million in the Revenue share payable to Retail franchisees.

Cost of Goods sold consists of cost of Hardware and Software including adjustment of stock value for Net realizable value. The Increase in Cost of Goods sold is on account of hardware cost involved on a large one time System integration deal and partially offset by decrease in hardware costs from other System integration business opportunities.

Direct Resources costs consists of (i) the cost of resources deployed on the Network Infrastructure Delivery (ii) cost of billable resources associated with the e Learning and Infrastructure Managed services.   During the year, there was an increase of Rs 84.1 on account (i) increase of Rs 68.2 Million on the resources costs of the Network Infrastructure Delivery and an increase of Rs 15.9 Million on the cost of billable associates associated with the e Learning and Infrastructure Managed services.

Other costs, consists of Link maintenance charges for the Network services, Direct cost of Application services business, digital certificate platform, content costs, subject matter experts for international business. The decrease in Other costs is on account of (i) Rs 11 Million on account of Digital certificates platform changeover to a new platform (ii) Rs 4 Million reduction in the content costs of Portal business (iii) Rs 3 Million reduction in Cost of Server rentals pertaining to Data center service (iv) Rs 3 Million reduction in the costs of Document Management Services part Application services business (v) increase of Rs 16.0 Million in subject matter experts deployed for Voice over for international business and (vi) increase of Rs 3.0 Million in the Link Maintenance costs part of Network Services

Selling, general and administrative expenses

	Fiscal 2012	Fiscal 2011	Change	Change (%)
Operating Expenses	916	726	190	26%
Selling & Marketing Expenses	114	130	(16)	-12%
Associate Expenses	755	695	60	9%
Other Indirect Expenses	694	720	(26)	-4%
Provision for doubtful debts	95	158	(63)	-40%
Forex Gain / (loss)	(27)	13	(40)	-304%
Total	2,547	2,442	105

Operating costs consists of, the electricity charges incurred on the Data center, rental cost of Data center, Rent of base station towers, Repairs and Maintenance costs of the Infrastructure, Annual Maintenance costs of the Infrastructure and insurance cost of the infrastructure.

Operating costs has increased by 26%, on account increase in volume of Electricity consumed, increase in rental of data center on account of escalation due and increase in implementation of towers on account of new locations and increase in Repairs and Maintenance of the infrastructure.

Selling & Marketing costs consists of, selling commission payable to sales partners, discounts payable to customers, incentive to salesmen and marketing and promotion costs. Selling & Marketing costs remained flat between the two periods on account of lower marketing spends.

Associate expenses, consists of the annual cost of the employees who are part of the Sales and marketing function, Business development, General management and support services. Associate expenses have increased by 9% on account of new recruitments on account across verticals and on account of yearly increase to the existing base.

Other Indirect expense consists of, cost of facilities, electricity charges incurred on facilities, travel cost, Legal charges, professional charges, communication and others. Other indirect expenses decreased by 4%, primarily on account of lower travel expenditure compensated by increase in Legal, professional and consultancy charges during the year.

Provision for Doubtful debts consist of the charge on account of the provisions created during the year against doubtful debtors. Reduction in Provision for Doubtful debts is on account of lower exposure on debtors based on the review.

Forex gain/(loss) consists of unrealized gain or (loss) on account of restatements at the period end. The current fiscal had a net forex gain on account of favorable currency fluctuation.

Depreciation and amortization

Depreciation and amortization is set forth in the table below:

	Fiscal 2012	Fiscal 2011	Change	% Change
Depreciation and amortization	692	688	4	0.58%
As a percentage of carrying value	24%	18%

Finance income/expense

	Fiscal 2012	Fiscal 2011	Change	% Change
Finance Income	59	46	13	28%
Finance expense	(307)	(259)	48	19%
Net Finance income/(expense)	(248)	(213)	35	16%

This was caused by higher utilization of borrowing limits

Share of profit in equity accounted investee

	Fiscal 2012	Fiscal 2011	Change	% Change
Share of profit	27	73	(46)	-63%

The decrease was due to unfavorable market conditions for MF Global Sify Securities India Private Limited.

Net Profit

	Fiscal 2012	Fiscal 2011	Change	% Change
Net Profit/(loss)	(383)	(519)	136	26%
As a percentage of revenue	4.98%	7.54%

Reduction in losses is on account of higher revenues and incremental operating margins.

Results of year ended March 31, 2011 compared to year ended March 31, 2010

Revenues

	Fiscal 2011	Fiscal 2010	Change	% Change

Revenues	6,887	6,710	177	3%

Year 2010-11 had a 3% growth with an increase in revenues of Rs 177 million ($3 million) largely from Enterprise Services.

The incremental revenue is primarily on account of (i) an increase in revenues of Rs 174 million ($3 Million) from our Enterprise Services and Rs. 2 million from Software services.

We have changed the operating segments of the company from (i) Enterprise Services, (ii) Consumer Services and (iii) Software Services in to two segments (i) Enterprise Services and (ii) Software Services effective 1st April 2012. Consequently we have done the analysis in this section based on the revised operating segments.

The revenue by operating segments and sub-segments is as follows:

	Revenue		Percentage of revenue
	2011	2010	2011	2010	Growth %
Enterprise	6,156	5,983	89%	89%	3%
- Network Services	4,007	3,935	58%	59%	2%
- IT Services	2,149	2,048	31%	31%	5%
Software	730	728	11%	11%	0%
	6,886	6,711

Revenue from Enterprise Services increased by Rs.174 million primarily due to increase of Rs.72 million in Network services and increase of Rs.102 million in IT services. Revenues from Connectivity services were flat despite increase in number of links by 2330, on account of service mix and price corrections due to market expectation. The Increase in Network services is primarily due to the increase of Rs 429 million from International Long Distance, which is on account of increase in volume by 1,118 million minutes contributing to an increase of Rs.440 million and decrease in revenues from VoIP services by Rs. 11 million. The increase in revenues in network services is offset by (i) a decrease in hardware and software sales by Rs.48 million and (ii) decrease in Retail Connectivity to the tune of Rs. 310 Million on account of fall in subscribers and exit of franchises in e-Port Services.

Revenues from IT services increased by Rs.102 million which is due to (i) the increase of Rs. 113 million revenues from Hosting services on account of higher occupancy of datacenters at an overall utilization ratio of 82% (ii) Launch of cloud services contributing a revenue of Rs. 38 Million and (iii) increase in Infrastructure Managed Services of Rs 122 Million.   These increases were partially offset by a decrease of Rs 171 million in System Integration business. The reduction in System Integration is due to lower hardware sales in the current period, while the previous year had revenues from initial hardware sales from State Data Center projects.

Revenue from Software Services has increased by Rs.2 million due to increase of Rs.36 million in e-learning revenues. This  Increase was offset by decrease in (i) Application services by Rs 26 Million and (ii) Rs 8 Million from Portals.  The reduction in Application services of Rs 26 Million is on account of increase in revenues of (i) Rs 24.5 Million from Web services (ii) 15 Million from online assessment, which was partially offset by decrease in revenues from (i) Rs 7.7 Million from Mail management services (ii) Rs 6.4 Million from DMS (iii) Rs 1.4 Million from Forum and (iv) decrease in hardware and software sales of Rs 50 Million.

Other income

	Fiscal 2011	Fiscal 2010	Change	% Change
Other income	73	132	(59)	45%

The decrease is due to decrease in income derived from duty entitlements under the “Served from India Scheme” (issued by the Government of India) in respect of foreign exchange earnings from export of services

Cost of goods sold and services rendered

	Fiscal 2011	Fiscal 2010	Change	% Change
Network Services	2,665	2,641	24	1%
IT Services	1,119	1,112	7	1%
Enterprise Services	3,784	3,753	31	1%
Software Services	425	345	80	23%
Total	4,209	4,098	111	3%

The cost of goods sold increased by 3% on overall basis, with Network services and IT Services, marginally growing at 1% and the Software Services growing at 23%. Growth in Software Services is on account of increase in the Direct resources deployed in the development function.

	Fiscal 2011	Fiscal 2010	Change	% Change
Network Costs	2,021	1,799	223	12.4%
Revenue share	233	348	(115)	-33.1%
Cost of goods sold	957	1,039	(82)	-7.9%
Direct Resources costs	779	683	96	14.1%
Others	219	230	(11)	-4.8%
Total	4,209	4,098	111	3%

Network cost consists of cost of Bandwidth leased out from TELCOS, Inter connect charges payable to carriers, IP termination costs payable to carriers.  Increase in Network costs is on account of (i) Rs 416.5 Million of Inter connect charges due to the increase in the volume of International Long distance and reduction in (i) Bandwidth costs of Rs 169.4 Million on account of conversion of contracts into Long term and Price benefits derived on contracts renewal (ii) decrease in the IP termination costs by Rs 24.0 Million on account of decrease in usage of Minutes.

Revenue share cost consists of (i) Revenue share payable to DoT on ISP, ILD & NLD services and (ii) Revenue share payable to retail franchisees.   Decrease in Revenue share is on account of (i) Increase of Rs 3.4 Million in the Revenue share payable to DoT on account of increase in Revenues and (ii) reduction of Rs 118.8 Million in the Revenue share payable to Retail franchisees, which is on account of drop in corresponding Retail revenues.

Cost of Goods sold consists of cost of Hardware and Software including adjustment of stock value for Net realizable value. The reduction of Rs 82.1 Million is on account (i) decrease of Rs 221.5 Million in the Hardware and Software costs pertaining to Hardware sales from System Integration and (ii) increase of Rs 139.4 Million on account of the State Data Center projects.

Direct Resources costs consists of (i) the cost of resources deployed on the Network Infrastructure Delivery (ii) cost of billable resources associated with the e Learning and Infrastructure Managed services.   During the year, there was an increase of Rs 96.0 on account of increase in (i) 77.4 Million increase on the resources costs of the Network Infrastructure Delivery (ii) Increase of Rs 18.5 Million on the cost of billable associates with the e Learning and Infrastructure Managed services.

Other costs consists of Link maintenance charges for the Network services, Direct cost of Application services business, digital certificate platform, content costs, subject matter experts for international business. Other costs during the year reduced by Rs 11.0 Million on account of (i) Rs 21 Million reduction in Digital certificates platform and product mix (ii) Rs 7 Million reduction in the content costs of Portal business (iii) Rs 15 Million reduction in Application services , on account of (i) Rs 3.9 Million in Forum services ,(ii) 11.1 Million on account of Document Management Services (ii)  increase of Rs 19.0 Million in the other direct cost of International business and (ii) Rs 10 Million increase in the cost of launch of cloud offering part of Data center services and (iii) Rs 3.0 Million increase in the Link maintenance charges part of Network services.

Selling, general and administrative expense:

	Fiscal 2011	Fiscal 2010	Change	Change (%)
Operating Expenses	726	559	167	30%
Selling & Marketing Expenses	130	155	(25)	-16%
Associate Expenses	695	841	(146)	-17%
Other Indirect Expenses	720	795	(75)	-10%
Provision for doubtful debts	158	122	36	29%
Forex Gain / (loss)	13	9	4	43%
Total	2,442	2,481	(39)

Operating costs consists of, the electricity charges incurred on the Data center, rental cost of Data center, Rent of base station towers, Repairs and Maintenance costs of the Infrastructure, Annual Maintenance costs of the Infrastructure and insurance cost of the infrastructure.

Operating costs has increased by 30%, on account increase in volume of Electricity consumed, and increase in implementation of towers on account of new locations and increase in Repairs and Maintenance of the infrastructure.

Selling & Marketing costs consist of, selling commission payable to sales partners, discounts payable to customers, incentive to salesmen and, marketing and promotion costs. Selling & Marketing costs decreased on account of lower marketing spends.

Associate expenses, consists of the annual cost of the employees who are part of the Sales and marketing function, Business development, General management and support services. Associate expenses reduced by 17% on account of optimization of resources and high attrition.

Other Indirect expense consists of, cost of Facilities, electricity charges incurred on facilities, travel cost, Legal charges, professional charges, communication and others. Other indirect expenses decreased by 10%, primarily on account of lower Legal, professional and consultancy charges during the year.

Provision for Doubtful debts consists of the charge on account of the provisions created during the year against doubtful debtors. Increase in Provision for Doubtful debts is on account of review on the recoverability of certain debtors.

Forex gain / (loss) consists of unrealized gain or (Loss) on account of restatements at the period end. Forex remained neutral across two periods.

Depreciation and amortization

Depreciation and amortization is set forth in the table below:

	Fiscal 2011	Fiscal 2010	Change	% Change
Depreciation and amortization	688	657	31	5%
As a percentage of carrying value	22%	19%

The increase is attributable to an increase of Rs.29 million in depreciation due to addition of fixed assets

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

During the year ended March 31, 2010, triggered by certain adverse market conditions such as decrease in revenue and increase in the cost of services, and other technological matters, the Group tested the carrying value of the above business for impairment. The recoverable amount of these intangibles including goodwill were determined based on the higher of the value in use (using discounted cash flow approach) and fair value less cost to sell. Fair value less cost to sell, being the higher of the two was determined as the recoverable amount of the CGU. Based on this assessment, the carrying value of the CGU was higher than its recoverable amount and as a result of the above, the group has recorded an impairment of the above intangibles including goodwill amounting to Rs 47 million (US$987) and adjusted the carrying value of these intangibles accordingly. The above impairment relates to online portal services segment.

During the year ended March 2011, due to further decrease in revenue and continued losses in its travel business, the Group has tested the carrying value of the remaining intangibles and the recoverable amount of these intangibles were determined as Nil. Hence an impairment charge was recorded for Rs. 2 million (US $42) equal to the carrying value of the remaining intangibles.

The above impairment charges relate to online portal services segment.

Finance income/expense

	Fiscal 2011	Fiscal 2010	Change	% Change
Finance Income	46	28	18	64%
Finance expense	(259)	(294)	35	-12%
Net Finance income/expense	(213)	(266)	53	-20%

This was caused by lesser utilization of borrowing limits due to availability of cash generated through internal accruals and equity infusion during the year.

Share of profit in equity accounted investee

	Fiscal 2011	Fiscal 2010	Change	% Change
Share of profit	73	91	(18)	-20%

The decrease was due to unfavorable market conditions for MF Global Sify Securities India Private Limited.

Net profit

	Fiscal 2011	Fiscal 2010	Change	% Change
Net profit/(loss)	(519)	27	546
As a percentage of revenue	7.54%	0.40%

The decrease is attributable to (i) due to onetime income from legal settlement amounting to Rs 561 million which was received during the year 2009-10.

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

Liquidity and capital resources

The following table summarizes our statements of cash flows for the periods presented:

	2013	2012	2011	2013
	Rs. In ‘000	Rs. In ‘000	Rs. in ’000	US $in ’000
Profit / (loss) before tax	451,569	(383,337)	(519,492)	8,297

Other adjustments for non-cash items	660,516	1,061,744	1,000,310	20,445
Income taxes paid	(98,937)	(121,676)	(42,440)	(1,819)
Net decrease (increase) in working capital	(549,741)	43,483	(213,019)	10,339
Net cash from / (used in) operating activities	463,407	600,214	225,359	8,518
Net cash from / (used in) investing activities	(212,748)	(901,971)	(730,650)	(3,911)
Net cash from / (used in) financing activities	11,232	536,407	551,700	207
Effect of exchange rate changes on cash and cash equivalents	(33)	(4,258)	(627)	(1)
Net increase / (decrease) in cash and cash equivalents	261,891	234,650	46,409	4,815

Our growth has been financed largely by cash generated from operations, from the proceeds from the issuance of equity and bank borrowings. . Considering the regulations regarding raising additional capital (Refer Risk factors in Item 3), we can neither issue ADRs nor raise capital by way of Initial Public Offer   in the Indian market. Hence, our major source of funding has been and continues to be issuance of equity shares to the promoter group on a private placement.

As of March 31, 2013, we had a cash and cash equivalents of Rs.356 million ($6.55 million), that included cash and bank balances of Rs. 1,001 million ($17.45million) and bank overdraft of Rs. 645 million ($11.85 million). We have utilized  a working capital facility of Rs.231 million ($ 4.25 million), and bank borrowings of Rs.380 million ($6.99 million). Based on the projected cash flows, available lines of credit and promoter group capital infusion, we will have sufficient resources to meet capital expenditure needs and working capital requirements over the course of the next 12 months.

On October 22 2010, the company entered into a subscription agreement with Mr Ananda Raju Vegesna, acting as representative (the “Representative”) of the purchasers in connection with the offering.  Pursuant to the terms of this subscription agreement, the company issued and allotted 125,000,000 equity shares to an entity affiliated and controlled by Mr. Raju Vegesna, our Chairman and Managing Director. In accordance with Indian law, the purchase price is to be paid at such time as determined by Board of Directors of the company. During the fiscal year 2012, the Company has received an aggregate of Rs. 1500 million, in connection with this private placement, resulting in an aggregate of Rs.2,500 million received till date. Although all 125,000,000 shares are deemed issued and outstanding, the unpaid portion of the equity shares issued pursuant to the subscription agreement do not have any voting rights and are not entitled to dividends, if declared. As of the date of this Annual Report, Mr. Vegesna has paid for half of the shares of the subscription. The balance of the proceeds from the allotment of the equity shares to our promoter group, or Rs. 1,500 million, will take place in tranches as per the amended subscription agreement and the Board of Directors assessment from time to time of the Company’s capital requirements, as regards both timing and amount. See note 40 in the notes to the financial statements included in this Annual Report.

Our principal sources of liquidity are cash generated from operations and equity issuance from the promoter group and to a lesser extent borrowings from banks.

Our cash and cash equivalents comprise of cash and bank deposits. The restricted cash balance Rs.151.20 million ($2.78 million) primarily represents fixed deposits pledged for availing bank borrowings.

Our external sources of credit include facilities sanctioned to us by Indian banks. We have working capital facilities in the form of short term loans, cash credit and overdraft facilities of an aggregate of Rs.1000 million ($ 18.4 million) of which Rs 645 million ($ 11.9 million) was utilized as of March 31, 2013. Further, we were provided non-funded limits of Rs.1760 million ($ 32.40 million) (primarily in the form of bank guarantees and letters of credit) which was fully utilized as of the reporting date. Our ongoing working capital requirements are significantly affected by the profitability of our operations and we continue to periodically evaluate existing and new sources of liquidity and financing.

We, as of March 31, 2013, were provided with an in-principle sanction for additional cash credit facilities of Rs 250 million and non –funded limits of Rs 1000 million from our bankers. This sanction is pending execution of Bankers’ consortium documentation.

We are taking steps to improve the cash position to meet our currently known requirements at least over the next twelve months. In light of the highly dynamic nature of our business, however, we cannot assure you that our capital requirements and sources will not change significantly in the future.

Net cash generated from operating activities for the year ended March 31, 2013 was Rs.463 million ($8.67 million). This is mainly attributable to cash generated during the year and partially offset by increase in trade and other receivables by Rs. 560 million ($9.77 million), decrease in other assets by Rs. 100 million ($1.84 million), increase in inventories by Rs.205 ($3.76 million) on account of inventories procured for large project and reduction in trade and other payables by Rs.8.08 million ($0.15 million) due to settlement of creditors, and increase in deferred revenue of Rs 138.42 million ( $ 2.55 million)

Net cash generated from operating activities for the year ended March 31, 2012 was Rs.600 million ($11.73 million). This is mainly attributable to cash generated during the year and partially offset by increase in trade and other receivables by Rs. 105 million ($2.06 million), increase in other assets by Rs. 326 million ($6.37 million) due to acquisition of leasehold land at Noida, India, increase in inventories by Rs.5 ($0.09 million) and increase in trade and other payables by Rs.472 million ($9.23 million) due to extended credit from vendors.

Net cash generated from operating activities for the year ended March 31, 2011 was Rs.225 million. This is mainly attributable to cash generated during the year and partially offset by increase in trade and other receivables by Rs.153 million, increase in other assets by Rs.34 million and decrease in trade and other payables by Rs.30 million.

Net cash used in investing activities for the year ended March 31, 2013 was Rs.213 million ($3.91 million) primarily on account of expenditure on data center construction at Noida, India and purchase of routers, modems, ports, servers, other capital equipments for our ongoing expansion plans and for large project implementation . The increase was partly offset by increase in finance income by Rs 57 million ($1.05 million)

Net cash used in investing activities for the year ended March 31, 2012 was Rs.902 million ($17.63 million) primarily on account of  expenditure on data center construction at Noida, India and purchase of routers, modems, ports, servers, other capital equipments for our ongoing expansion plans and advance payments towards undersea cable arrangement with EIG amounting to Rs.460 million ($8.99 million). The increase was partly offset by increase in finance income by Rs 49 million ($0.95 million).

Net cash used in investing activities for the year ended March 31, 2011 was Rs.731 million primarily on account of advance paid for purchase of ordinary shares in Hermit Projects Private Limited amounting to Rs.400 million (Refer note 37 to the consolidated financial statement) and purchase of routers, modems, ports, servers, other capital equipments for our ongoing expansion plans and advance payments towards undersea cable arrangement with EIG amounting to Rs.395 million . The increase was partly offset by increase in finance income by Rs.62 million.

Net cash generated from financing activities for fiscal year 2013 was Rs.11 million ($0.21 million). We had taken a loan of Rs. 380 million ($6.87 million).  This was offset by decrease in finance expenses of Rs.265 million ($4.75 million)

Net cash generated from financing activities for fiscal year 2012 was Rs.536 million ($10.49 million) mainly on account of capital infusion from promoter group amounting to Rs.1,500 million ($ 29.32 million). This was partly offset by decrease in bank borrowings by Rs. 600 million ($11.74 million) and payment of finance expenses of Rs.312 million ($6.12 million).

Net cash generated from financing activities for fiscal year 2011 was Rs.552 million mainly on account of capital infusion from promoter group amounting to Rs.1,000 million. This was partly offset by decrease in bank borrowings and servicing of borrowings by Rs.397 million.

Capital expenditure

We incurred Rs.1,661 million ($30.54 million) towards capital expenditure for the year ended March 31, 2013. We expect further capital expenditure to be incurred during the fiscal year 2014 to strengthen our infrastructure capabilities. The capital expenditure was funded out of internal accruals, bank borrowings and finance leasing arrangements.

Research and development

The Company does not have research and development activities and has also not undertaken any sponsored research and development activities.

Trends

The information is set forth under the caption ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’ - ‘Operating and Financial review and Prospects’.

Off-balance sheet arrangements

We have not entered into any off-balance sheet arrangements as defined by SEC Final Rule 67 (FR-67), “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations”.

Contractual obligations

Set forth below are our contractual obligations as of March 31, 2013:

Payments due by period (Rs 000s)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long Term Debt Obligations	607,132	-	354,987	252,146	-
Short Term Borrowings	751,801	751,801	-	-	-
Finance Lease Obligations	580,375	205,811	343,774	30,790	-
Non-cancellable Operating Lease obligations	1,803,863	113,745	251,160	268,093	1,170,865
Purchase Obligations	412,698	412,698	-	-	-

Total	4,155,869	1,484,055	949,921	551,029	1,170,865

Recent Accounting Pronouncements
(i)
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

(ii)
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

IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. One major requirement of IFRS 12 is that an entity needs to disclose the significant judgments and assumptions it has made in determining:
(a) whether it has control, joint control or significant influence over another entity; and
(b) the type of joint control when the joint arrangement is structured through a separate vehicle.

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

(iii)
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

(iv)
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

(v)
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

(vi)
IFRIC 20 Stripping Costs in the Production Phase of a surface mine: In October 2009, International Accounting Standards Board issued IFRIC 20 Stripping Costs in the Production Phase of a surface mine. The effective date for adoption of this interpretation is annual periods beginning on or after January 1, 2013, though early adoption is permitted

This interpretation requires an entity to recognize the stripping costs incurred in the production phase as an asset based on the benefit from the stripping activity. If the benefit is in the form of inventory produced, then stripping costs should be accounted in accordance with IAS 2, Inventories. If the benefit is improved access to the ore, non-current asset shall be recognized if the future economic benefit associated with stripping activity will flow to the entity, the entity can identify the component of the ore body for which access is improved and the associated costs can be measured reliably.

(vii)
IFRIC 21 Levies: In May 2013, International Accounting Standards Board issued IFRIC 21 Levies. The effective date for adoption of this interpretation is annual periods beginning on or after January 1, 2014, though early adoption is permitted.

This interpretation clarifies that an entity shall recognize a liability for a levy when the activity that triggers payment, as identified by the relevant legislation occurs. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, in accordance with the relevant legislation. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be recognised before the specified minimum threshold is reached. This interpretation will have to be applied retrospectively when adopted.

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

Revenue Recognition

Various streams of revenue are described below:

⋅	Enterprise services, which provides Internet, connectivity (including SOHO, SMB and Retail), security and consulting, hosting and voice ; and

⋅	Software services such as development of e-learning software, application services and Online portal services and content offerings

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

Revenue from services rendered is recognized in the consolidated income statement in proportion to the stage of completion of the transaction at the reporting date. Revenue is recognized when the following conditions are met:

o	the amount of revenue can be measured reliably;
o	it is probable that the economic benefits will flow to the seller;
o	the stage of completion at the balance sheet date can be measured reliably; and
o	the costs incurred, or to be incurred, in respect of the transaction can be measured reliably.

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

In circumstances where there is multi element arrangement that includes hardware or software sales and last mile connectivity services, revenue from sale of hardware/software is recognized only upon completion of the services relating to last mile connectivity. Installation consists of commissioning of the last mile connectivity to the customer premises either through the Group’s wireless mode of delivery or through the carrier exchange. When the customer has such last mile connectivity, the Group may not charge any installation fee. Due to the short duration, the revenue attributable to the installation of the link is recognized on completion of the installation work. All revenues are shown exclusive of sales tax and service tax.

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

(c)           Internet access services: Such services include Internet access at homes and businesses through dial-up or cable operator and internet access through a network of cybercafés. Such services also include revenues from Voice over Internet Protocol (‘VoIP’) or Internet telephony.

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

Allowance for accounts receivable

The receivables primarily constitute dues from corporate connectivity, hosting, Voice ILD/NLD and system integration. We maintain allowances for doubtful accounts receivable for estimated losses resulting from the inability of our customers to make contractually agreed payments. We also make allowances for a specific account receivables if the facts and circumstances indicate that such account receivable is unlikely to be collected.

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

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised). The cost of acquisition is measured at the fair of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

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

Deferred taxation arising on investments in subsidiaries and associates is recognized except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred taxation arising on the temporary differences arising out of undistributed earnings of the equity method accounted investee is recorded based on the management’s intention. If the intention is to realize the undistributed earnings through sale, deferred tax is measured at the capital gains tax rates that are expected to be applied to temporary differences when they reverse. However, when the intention is to realize the undistributed earnings through dividend, the Group’s share of the income and expenses of the equity method accounted investee is recorded in the statement of income, after considering any taxes on dividend payable by the equity method accounted investee and no deferred tax is set up in the Group's books as the tax liability is not with the Group.

Item 6. Directors, Senior Management and Employees

Directors and Executive Officers

The following table sets forth the name, age and position of each director and senior management executive officer of our Company as of March 31, 2013:

Name	Age	Designation
Raju Vegesna	53	Chairman and Managing Director
Ananda Raju Vegesna	53	Executive Director
C B Mouli (1)	66	Director, Chairman & Financial Expert of Audit Committee
S K Rao (1) (2) (3)	69	Director
T H Chowdary (2) (3)	81	Director & Chairman of Compensation & Nominating Committees
P S Raju (2)	59	Director
C E S Azariah (1) (2) (3)	65	Director
Kamal Nath	48	Chief Executive Officer
M P Vijay Kumar	43	Chief Financial Officer
C R Rao *	53	Vice President - Head HR & Administration

* C R Rao has been elevated as the Chief Operating Officer effective April 18, 2013.

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating Committee.

Mr. Raju Vegesna, Chairman, and Managing Director, has served as a Director of our Company since November 2005. He was appointed as the Chief Executive Officer and Managing Director of the Company effective July 18, 2006. Mr. Vegesna is a Silicon Valley entrepreneur who founded several leading edge technology companies, including Server Works Corporation, acquired by Broadcom in 2001. After that acquisition and he had a brief stint with Broadcom. He holds a BS in Electrical Engineering from the University of Bangalore and holds an MS in Computer Engineering from Wayne State University, USA, and holds several patents in Microprocessor and Multiprocessor technology. He is also a Director of Sify Software Limited, Server Engines LLC, Nulife Corp, USA. and Raju Vegesna Infotech & Industries Private Limited.

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

C E S Azariah has served as a Director of our Company since March 2013. Prior to joining the Company, he served as CEO of Fixed Income Money Market and Derivatives Association of India (FIMMDA). He has vast experience of more than 35 years in different segments of operations in State Bank of India and retired as Chief General Manager.

Kamal Nath has served as the Chief Executive Officer since August 2012.  He is a Graduate in Electronics & Communications from BIT, Sindri.  He has an overall experience of 26 years in reputed organizations.  Prior to joining Sify, he was with HCL Technologies Limited, a major IT company, responsible for the Infrastructure Services Division.  He was with Larsen & Toubro Limited and Uptron India Limited in the early part of his career.

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

C R Rao has served as Vice President - Head HR & Administration since March 2009. He is a Graduate in Commerce and Law and also holds an MBA. He comes with an overall experience of 21 years with around 16 years of rich experience in Strategic Planning and Operations Management. Prior to joining Sify, he was with GSA Lufthansa as Vice President, responsible for Tamil Nadu and Andhra Pradesh. His key responsibilities included Strategic Planning, Business Development, Sales and Marketing for the Cargo division.

Infinity Capital Ventures, LP beneficially owned 7.79 % of our equity shares as of March 31, 2013. This shareholder is a party to the Subscription Agreement dated November 10, 2005 with our Company. The Subscription Agreement provides that, among other things, the Company shall appoint Mr Raju Vegesna as the Chairman of the Board of Directors, Infinity Capital shall also nominate another person to the Board of Directors and so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital. In November 2005, Mr Raju Vegesna, a nominee of Infinity Capital Ventures, LP, was appointed as Chairman of our Board of Directors. In February 2006, the Company also appointed Mr. P S Raju as the second nominee of Infinity Capital to the Board of Directors.

We believe Infinity Satcom Universal Private Limited beneficially owned 8.14% of our equity shares as of March 31, 2013. Mr Ananda Raju Vegesna, Executive Director of the Company and brother of Mr Raju Vegesna, is the Director of Infinity Satcom. Infinity Satcom is presently controlled by Mr Raju Vegesna.

Director Compensation

Our Articles of Association provide that each of our directors may receive a sitting fee not exceeding the maximum limits prescribed under the provisions of the Indian Companies Act, 1956. Accordingly, our Directors, other than the Chairman and Managing Director and Executive Director, have been receiving Rs.20,000 for each Board and Committee meetings attended by them, effective October 2005. Mr Raju Vegesna, who is our Chairman and Managing Director, does not receive any compensation for his service on our Board of Directors. Similarly, Mr Ananda Raju Vegesna, who is employed as our Executive Director, also does not receive any compensation for his service on our Board of Directors. Directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. T. H. Chowdary, a Director of our Company, has been receiving Rs.20,000 per month effective February 1, 2004 for the technical services rendered by him to us, after obtaining requisite governmental permission for the same.

Officer Compensation

The following table sets forth all compensation paid by us during the fiscal year ended March 31, 2013 to our executive officers:

	Summary Compensation Table (Rs. Million)
Name	Salary(1)	Bonus

Kamal Nath*	7.35	4.0
M P Vijay Kumar	6.75
Natesh Mani	5.07
Debanjan Kumar	2.14
Pranesh Babu K	3.43
C R Rao	3.28
C V S Suri*	3.04
Bhaskar R Sayyaparaju*	4.43
Venkat Rao Mallineni*	2.54

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

The Directors (who are not executive officers) are not entitled for any remuneration including any pension, retirement or similar benefit schemes.

The details of our contribution to provident fund in respect of the executive officers are set out below:

Name	Rs. in Million
Kamal Nath*	0.40
M P Vijay Kumar	0.33
Natesh Mani	0.26
Debanjan Kumar	0.15
Pranesh Babu K	0.16
C R Rao	0.18
C V S Suri*	0.13
Bhaskar R Sayyaparaju*	0.18
Venkat Rao Mallineni*	0.13

*         Served only for part of the year

Gratuity expense is determined at an overall Company level based on an actuarial valuation performed by an independent actuary. Thus, the cost for the year ended March 31, 2013 in respect of gratuity and compensated absences towards executive officers of the Company was not separately determined. Gratuity cost relating to such executive officers is not estimated to be material.

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

We have provided for Rs 54.1 million towards bonus payable for the year ended March 31, 2013 to employees including executive officers who have achieved the KRAs and KPIs.

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

Mr C E S Azariah was appointed as an independent Director effective March 25, 2013.

Dr T H Chowdary is also an independent Director of the Board.

Each of these Directors (Messrs S K Rao, C B Mouli, C E S Azariah, T H Chowdary) continues to remain independent in accordance with NASDAQ rules.

Term of Directors

Mr Raju Vegesna, Chairman & Managing Director
Appointed as Chairman & Managing Director for a period of five years effective July 18, 2009. As per Articles of Association of the Company, he is not required to retire by rotation and hence shall hold office for the full term.

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

Mr C E S Azariah
Appointed as a Director by the Board of Directors in March 2013. As per the Indian Companies Act, 1956, he has to be elected by the shareholders at the next Annual General Meeting scheduled in September 2013. After successfully getting elected, he has to retire by rotation along with other Directors and is eligible for reelection by the shareholders at the Annual General Meeting.

Dr T H Chowdary’s term expires in 2013, and therefore at the next Annual General Meeting to be held in September 2013, he may offer himself for reelection and the appointment is subject to the approval of the shareholders for his next term.

The Company has service contracts with Mr. Raju Vegesna, Chairman and Managing Director and Mr. Ananda Raju Vegesna, Executive Director. The service contracts with Mr. Raju Vegesna and Mr. Ananda Raju Vegesna do not provide for any remuneration or benefits either during or upon termination of employment.

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

Mr C E S Azariah

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

The Audit Committee held four meetings in person during fiscal 2013.

The Audit Committee has adopted a Charter and it is reviewed annually.

The Audit Committee has also adopted the Internal Audit Charter under the proposed NASDAQ Rule 5645 for Listed Companies on July 18, 2013.

Compensation Committee

Our Compensation Committee consists entirely of non-executive, independent directors as determined under applicable NASDAQ rules, and consists of:

Dr T H Chowdary;

Dr S K Rao;

Mr C E S Azariah and

Mr P S Raju

The Compensation Committee of the Board of Directors determines the salaries, benefits and stock option grants for our employees, consultants, directors and other individuals compensated by our Company. The Compensation Committee also administers our compensation plans.

The Compensation Committee held four meetings in person during fiscal 2013.

The Compensation Committee has adopted a Charter and reviewed annually.

The Compensation Committee Charter was amended by the Board of Directors on June 24, 2013 in line with the amendments envisaged under NASDAQ Rule 5605(d)(3) applicable for NASDAQ listed companies.

Nominating Committee

The Nominating Committee of the board consists exclusively of the following non-executive, independent directors as determined under applicable NASDAQ rules:

Dr T H Chowdary;

Dr S K Rao; and

Mr C E S Azariah

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

On March 14, 2013, the nominating committee has reviewed and recommended the appointment of Mr C E S Azariah as a member of the Board of Directors, Compensation committee, Audit committee and Nominating committee.

The Nominations Committee has adopted a charter.

Employees

As of March 31, 2013, we had 1829 employees, compared with 2117 as of March 31, 2012. Of our current employees, 75 are administrative, 333 form our sales and marketing, 205 are in product and content development, 1179 are dedicated to technology and technical support, and 37 are in business process and customer care. None of our employees are represented by a union. We believe that our relationship with our employees is good.

Stock Ownership

The following table sets forth information with respect to the beneficial ownership of our equity shares as of June 30, 2013 by each director and our senior management executives. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

Equity Shares Beneficially Owned
Beneficial Owner	Number	Percent
Raju Vegesna *	154,011,051	86.27%
Ananda Raju Vegesna	-	-
T. H. Chowdary	-	-
C B Mouli	-	-
P S Raju	-	-
S K Rao	-	-
C E S Azariah	-	-

All 125,000,000 shares have been allotted to Mr. Vegesna and his affiliated entities, as all shares are issued and outstanding. However, pursuant to Indian law, Mr. Vegesna does not have full voting power for the shares until such shares have been fully paid. As of June 30, 2013, the entities affiliated with Mr. Vegesna had paid for 62.50% of the shares sold pursuant to the subscription agreement described elsewhere in this Annual Report, and his beneficial ownership is approximately 81%. As only 78,125,000 shares have the right to vote at this time, he may only vote those 78,125,000 shares.

The balance amount of 37.50% on the 125,000,000 shares shall be paid by the affiliated entities of Mr Vegesna in tranches as per the amended subscription agreement, as and when the same is called by the Board of Directors of the Company. When such shares are fully paid, Mr Vegesna shall have full voting rights on the 125,000,000 shares.

* Other than the above, none of the Directors or Executive Officers of the Company holds any shares in the Company.

Employee Stock Option Plan

We have an Associate Stock Option Plan, or ASOP, which provides for the grant of options to employees of our Company. The ASOP 2007 was approved by our Board of Directors and our shareholders in September 2007 and 2,000,000 shares were reserved for issuance under the plan. This was in addition to the earlier ASOP Plans of 2000, 2002 and 2005. A total of 5.73 million equity shares are currently reserved for issuance under our ASOP Plans. As of March 31, 2013, we had outstanding an aggregate of 54,592 options under our ASOP Plans with a weighted average exercise price equal to approximately Rs.98.85 ($1.81) per equity share.

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

Item 7. Major Shareholders and Related Party Transactions

Principal Shareholders

The following table sets forth information with respect to the beneficial ownership of our equity shares as of June 30, 2013 by each person or group of affiliated persons who is known by us based on our review of public filings to beneficially own 5% or more of our equity shares. The table gives effect to equity shares issuable within sixty days upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares as well as the power to receive the economic benefits of ownership of securities. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned. The information below is based on a review of filings made by such persons with the SEC.

Mr Raju Vegesna, the Co-Trustee of the Vegesna Family Trust, which is the owner of Infinity Capital Venture Management LLC, which is the general partner of Infinity Capital Ventures, LP, exercise voting control and dispositive power over the equity shares owned by Infinity Capital Ventures, LP. Mr Raju Vegesna, Chairman and Managing Director of our Company, is affiliated with Infinity Capital Ventures, LP.

Infinity Satcom Universal Private Limited is owned and controlled by Mr Raju Vegesna, Managing Director of the Company. .

Ramanand Core Investment Company Private Limited is a wholly owned subsidiary company of Raju Vegesna Infotech and Industries Private Limited which is owned and controlled by Infinity Satcom Universal Private Limited, which in turn is owned and controlled by Mr Raju Vegesna, Chairman and Managing Director of the Company.

As of March 31, 2013, entities affiliated with our Chairman and Managing Director, Mr. Raju Vegesna, beneficially owned approximately 86.27% of our outstanding equity shares, which includes the 125,000,000 shares (partly paid with proportionate voting rights) issued in connection with the private placement described below.

	Equity Shares Beneficially owned
Shareholder	Number	Percent
Infinity Capital Ventures, LP, 11601 Wilshire Boulevard, Suite 1900, Los Angeles, CA 90025	13,902,860	7.79
Vegesna Family Trust, LP, 11601 Wilshire Boulevard, Suite 1900, Los Angeles, CA, 90025	578,191	0.32
Infinity Satcom Universal Private Limited, Visakhapatnam *	14,530,000	8.14
Ramanand Core Investment Company Private Limited, Visakhapatnam	125,000,000	70.02

* Ramanand Core Investment Company Private Limited is controlled by Raju Vegesna Infotech and Industries Private Limited, which is in turn, controlled by Infinity Satcom Universal Private Limited and therefore Infinity Satcom Universal Private Limited holds the beneficial interest in Ramanand Core Investment Company Private Limited.

Details of significant change in the percentage ownership held by the major shareholders:

Name of the shareholder	2010-11		2011-12		2012-13
	No. of shares	%	No. of shares	%	No. of shares	%
Infinity Capital Ventures, LP, USA	13,902,860	7.80	13,902,860	7.79	13,902,860	7.79
Vegesna Family Trust, USA	578,191	0.38	578,191	0.32	578,191	0.32
Infinity Satcom Universal Private Limited	14,530,000	8.15	14,530,000	8.14	14,530,000	8.14
* Raju Vegesna Infotech and Industries Private Limited	125,000,000	70.09	-	-	-	-
** Ramanand Core Investment Company Private Ltd.	-	-	125,000,000	70.02	125,000,000	70.02

* 125,000,000 shares were issued to Raju Vegesna Infotech and Industries Private Limited at a discount of 50% to the prevailing American Depositary Share market price since the allotment of shares was for unlisted Indian equity shares. The shareholders of the Company approved the unregistered offering through voting in a general meeting where the promoter group beneficially owned 86.27% of the equity shares eligible to vote in the meeting.

** Raju Vegesna Infotech and Industries Private Limited transferred its entire 125,000,000 shares to Ramanand Core Investment Company Private Ltd., its wholly owned subsidiary company.

Reference is drawn to note 40 to the Consolidated Financial Statement as regards the shareholding of Ramanand Core Investment Company Private Limited. As of such date, these shares are partly paid up to the extent of 62.5% of the face value and hence carry voting rights proportionate to the paid up value of these shares. The Company has lien on these shares till such shares are fully paid up.

The Company has not issued any shares having differential voting rights and hence the Company’s major shareholders do not have differential voting rights except for proportionate voting rights on the partly paid up shares.

United States Shareholders

As of March 31, 2013, 38,982,937 of our ADSs were held in the United States and we had approximately 18,800 shareholders in the United States. Each ADS represents one equity share.

Host country Shareholders

As on March 31, 2013, 139,530,652 of our equity shares were held in India and we had 23 shareholders on record in India. Each equity share has a par value of Rs.10/- each. Of the above, 125,000,000 shares were partly paid up to the extent of Rs.6.25 per share.

Control of Registrant

Based on our review of filings made with the SEC, we believe Infinity Capital Ventures, LP beneficially owned 7.79 % of our equity shares as of March 31, 2013. This shareholder is a party to the Subscription Agreement dated November 10, 2005 with our Company. The Subscription Agreement provides that, among other things, the Company shall appoint Mr Raju Vegesna as the Chairman of the Board of Directors, Infinity Capital shall also nominate another person to the Board of Directors and for so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital. In November 2005, Mr Raju Vegesna, a nominee of Infinity Capital Ventures, LP, was appointed as Chairman of our Board of Directors. In February 2006, the Company also appointed Mr. P S Raju as the second nominee of Infinity Capital to the Board of Directors.

Infinity Satcom Universal Private Limited, India also beneficially owned 8.14% of our equity shares as of March 31, 2013.

As of March 31, 2013, entities affiliated with our Chairman and Managing Director, Mr. Raju Vegesna, beneficially owned approximately 86.27% of our outstanding equity shares, which includes the 125,000,000 shares issued in connection with the private placement described below.

These shareholders are presently able to exercise control over many matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. Under Indian law, a simple majority is sufficient to control all shareholder actions except for those items, which require approval by a special resolution. If a special resolution is required, the number of votes cast in favor of the resolution must be not less than three times the number of votes cast against it. Examples of actions that require a special resolution include:

⋅	altering our Articles of Association;

⋅	issuing additional shares of capital stock, except for pro rata issuances to existing shareholders;

⋅	commencing any new line of business; and

⋅	commencing a liquidation.

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

On October 30, 2010, we consummated the issuance and sale of 125,000,000 of our equity shares in a private placement with our promoter group, including an entity affiliated with our Chairman and Managing Director, Mr Raju Vegesna. See note 40 in the notes to the financial statements in this Annual Report.

Forfeiture of equity shares issued in a private placement

[During the year ended March 31, 2008, Sify proposed a scheme of amalgamation to merge Sify Communications Limited (erstwhile subsidiary) with the Company and made applications to the appropriate authorities in India for approval of the proposed scheme of amalgamation with a to take over the IP-VPN services from Sify Communications Limited ( erstwhile subsidiary) upon the consummation of the merger. Under the provisions of the local telecom regulations, a Company engaged in the business of providing IP-VPN services was required to maintain Indian shareholding at least 26% of the total paid up share capital of the Company. In order to maintain the Indian shareholding at 26% in Sify consequent to the approval of the proposed scheme of amalgamation, Sify and Infinity Satcom Universal, an Indian entity (the Purchaser) entered into a Subscription Agreement (effective March 24, 2008), whereby the Company agreed to sell, and Infinity agreed to purchase, 12,817,000 equity shares of the Company (herein after referred to as ‘the Share Purchase’), at a per share purchase price of USD $4.46/ - per share (referred to as ‘the Purchased Shares’), equivalent to Rs. 175/- per share in Indian Rupees.

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

Sale of shares in a private transaction

Pursuant to a Share Purchase Agreement dated May 31, 2009 between Infinity Capital Venture Management and Infinity Satcom Universal Private Limited, a Company owned and controlled by Ananda Raju Vegesna, Executive Director of the Company and brother of Raju Vegesna, Chairman & MD of the Company, Raju Vegesna has sold 4,000,000 Equity Shares of Rs.10/- each of the Company to Infinity Satcom for a consideration of USD 3,000,000 in a private transaction.

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

On October 30, 2010, we consummated the issuance and sale of 125,000,000 of our equity shares in a private placement with our promoter group, including an entity affiliated with our Chairman and Managing Director, Mr Raju Vegesna. See note 40 in the notes to the financial statements in this Annual Report.

The proceeds from the proposed issue will be utilized for the ongoing capital expenditure and future expansion plans of the Company. As of March 31, 2013, we had received an aggregate of Rs. 2,500 million approximately of proceeds from the issuance.

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

VALS Developers Private Limited (“VALS”) is owned and controlled by Raju Vegesna Infotech & Industries Private Limited, in which Mr. Raju Vegesna, our principal share holder and Chairman, Managing Director, was holding 94.66% equity in his personal capacity. During the year ended March 31, 2009, Sify entered into a memorandum of understanding with VALS Developers Private Limited to obtain land and building which is in the process of being constructed on a long term lease. The lease agreement, when final and executed, is expected to have an initial non-cancellable term of 5 years, with a further option for Sify to renew or cancel the lease for the incremental five year terms. In connection with this memorandum of understanding, Sify has paid a security deposit of Rs.125,700 and advance rental of Rs.157,125 to VALS. The security deposit will be refunded at the end of lease term and the advance rental would be adjusted over 15 months from the commencement of lease term. It is customary in India that whenever a premises is taken up on lease for commercial purpose, a rental advance is paid in multiple months of rent (e.g.) 10 months of rent, which shall be refunded at the time of vacating the premises without any interest.

During the year, on October 30, 2010, the Board of Directors had approved to cancel the MoU for lease arrangement and had decided to acquire the property which is under construction from the third party directly. On 12th January 2011, through a Memorandum of Amendment, the company with the intention to acquire the said land, had substituted its name with that of VALS and through such amendment VALS had agreed to assign all rights, responsibilities, obligations, title etc. in favour of the company, thus making the company eligible to acquire PACE through HERMIT and subsequently the land and also making liable to pay the entire consideration of Rs.1,140,000. Hence the Company had paid VALS an amount of Rs.2,175 i.e., difference between the amount paid by the Company to VALS and the amount paid by VALS to AIPL. During the previous year, the Company acquired the leasehold rights along with the building under construction through acquisition of entire shares in HERMIT which in turn holds the entire shares of PACE, the original allottee of the land.   As of March 31, 2013, the Company had paid a sum of Rs. 161,739 as an advance to AIPL towards construction of the building and any further sum it has to advance as per the commitment shall be adjusted towards value of investment in HERMIT after settling further debts and liabilities relating to construction of the said data center.

The Company had entered into a lease agreement with Ms Radhika Vegesna, Daughter of Mr Anand Raju Vegesna, Executive Director of the company, to lease the premises owned by her for a period of three years effective June 1, 2010 on a rent of Rs.256 per month and payment of refundable security deposit of Rs.2,558. This arrangement will be automatically renewed for a further period of two blocks of three years with all the terms remaining unchanged. Also refer note 36.

The Company had entered into a lease agreement with Raju Vegesna Developers (P) Limited, in which Mr Ananda Raju Vegesna, the Executive Director of the Company is a Director, to lease the premises owned by such Company for a period of three years effective February 1, 2012 for Rs.30 per month. See note 36 in the notes to the financial statements in this annual report.

The Company had entered into a lease agreement with Raju Vegesna Infotech and Industries Private Limited, in which Mr Raju Vegesna, Managing Director and Mr Ananda Raju Vegesna, the Executive Director of the Company are also Directors, to lease the premises owned by the above Company for a period of three years effective February 1, 2012 for Rs.75 per month. See note 36 in the notes to the financial statements in this annual report.

Loans to employees

We provide salary advances to our employees in India who are not executive officers or directors. The annual rate of interest for these loans is 0%. As of March 31, 2013, there was no loan outstanding from employees.

Item 8. Financial Information

Financial Statements

We have elected to provide financial statements pursuant to Item 18 of Form 20-F. No significant change has occurred since the date of our annual financial statements for fiscal year 2013.

Legal Proceedings

a)
The Company and certain of its officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in Company’s initial public offering of American Depository Shares as defendants. This class action is brought on behalf of a purported class of purchasers of Company’s ADSs from the time of Company’s Initial Public Offering (“IPO”) in October 1999 through December 2000. The central allegation in this action is that the underwriters in Company’s IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased Company’s ADSs in the IPO and the aftermarket. The complaint also alleges that Company violated the United States Federal Securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits.

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

Accordingly, any direct financial impact of the proposed settlement is expected to be borne by the Company’s insurers.  On June 12, 2009, the Federal District Court granted preliminary approval of the proposed settlement. On October 6, 2009, the District Court issued an order granting final approval of the settlement. Subsequent to the final approval of Settlement agreement by the District court, there were several notices of appeal filed. Most were filed by the same parties that objected to the settlement in front of the District Court. These appeals were consolidated into a single appeal and briefing schedule was held. On January 9, 2012 the class counsel and objectors counsel entered into a settlement agreement, which includes an agreement to dismiss the above appeal. Thus the above Appeal has been dismissed with prejudice confirming the Settlement agreement entered before the District Court.

As of March 31, 2013, the exposure under this settlement has been settled by the insurer as per the settlement agreement.

b)	Proceedings before Department of Telecommunications

(i)	License fees

⋅
On October 12, 2009 (as later clarified by the DoT), the Department of Telecommunications (‘DOT’) raised a demand on Sify Technologies for Rs.14 million after correcting the arithmetical error in the assessment letter.

⋅	On February 26, 2010 DOT raised a demand on Sify Communications (erstwhile subsidiary merged with Sify Technologies Limited) for Rs.26 million.

The above demands were made by the DoT on the premise that all amounts of income (whether direct or indirect) including certain items like other income, interest on deposits, gain on foreign exchange fluctuation, profit on sale of assets & provision written back, that have got anything to do with telecom operations of the Company or arise in connection with the Telecom business of the Company, are to be considered as income for the purpose of calculation of the license fee. The Company has replied suitably on the above demand notice.

The service providers had approached Telecom Disputes Settlement & Appellate Tribunal (‘TDSAT’) on what all items of income are liable for calculation of license fee and what all items of income on which license fees are not liable to be paid. TDSAT by its order clarified on the above. The TDSAT order was challenged by DoT in Supreme Court of India and the Supreme Court has set aside the TDSAT order. The service providers through their associations are contemplating further appeal in Supreme Court by way of review petition. Sify believes that in spite of the Supreme Court order, the above demands are not tenable under law nor fit into the definition of Adjusted Gross Revenue as defined by DoT. The Company believes it has adequate defenses for these demands and the ultimate outcome of these actions may not have a material adverse effect.

(ii)
In November 2009, the Company received a demand notice pertaining to the allocation of spectrum in the 3.3-3.4 GHz frequency, from DoT, demanding Rs.345 million (US $ 7.05 million) towards spectrum charges payable from the date of issue of allocation letter for 170 Base Stations. As per the notice, in case no payment is received within 15 days from the date of issue of the notice, then it would be presumed that the Company is no longer interested for the frequency assignments in 3.3-3.4 GHz band.

Whilst the Company received allotment letter for Spectrum in 3.3 GHz band (3303.5/3353.5 MHz) (Total 12 MHz) the Company had neither started any operations in this frequency band nor had applied for any Operating License from DOT/ Wireless Planning Commission (WPC). The Company believes that the obligation to make payment will arise only after obtaining the operating license from DOT/WPC. The Company also believes that it has adequate legal defenses for these demands, as the Company has not yet obtained any operative license, hence such demand is not tenable Nevertheless, the Company has as a commitment to hold and use the spectrum in the above band has paid Rs.11.56 million towards 40 Base Stations and has surrendered the remaining 130 Base Stations. The Company believes that the ultimate outcome of these actions will not have a material adverse effect.

c)
The Company is party to additional legal actions arising in the ordinary course of business. Based on the available information as at March 31, 2013, the Company believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect. However in the event of adverse judgment in all these cases, the maximum financial exposure would be Rs.10.6 (March 31, 2012: Rs. 12.9 million)

Dividends

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

Price History

Our ADSs commenced trading on the NASDAQ Market on October 19, 1999. The tables below set forth, for the periods indicated, high and low trading prices for our ADSs in United States dollars:

Prior Fiscal Years

	High	Low
Fiscal year ended	$	$
March 31, 2013	3.35	1.75
March 31, 2012	8.25	2.84
March 31, 2011	3.68	1.20
March 31, 2010	2.69	1.04
March 31, 2009	5.20	0.42

	High	Low
Fiscal year ended March 31, 2012	$	$
First Quarter	8.25	3.65
Second Quarter	6.28	3.99
Third Quarter	6.30	2.84
Fourth Quarter	5.26	3.25

	High	Low
Fiscal year ended March 31, 2013	$	$
First Quarter	3.35	1.97
Second Quarter	2.65	2.04
Third Quarter	2.71	1.75
Fourth Quarter	2.40	1.94

Most recent six months

	High	Low
Month	Rs.	Rs.

June 2013	1.92	1.72
May 2013	2.03	1.83
April 2013	1.95	1.77
March 2013	2.01	1.94
February 2013	2.12	1.94
January 2013	2.40	2.03

Item 10. Additional Information

Our authorized share capital is Rs. 1800,000,000, divided into 180,000,000 Equity Shares, having a par value Rs.10 per share. As of March 31, 2013, 178,513,589 Equity Shares were issued, outstanding, of which 125,000,000 Equity Shares were partly paid and the balance fully paid, compared to 178,513,589 Equity Shares as of March 31, 2012.

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

A total of 5.73 million equity shares are reserved for issuance under our Associate Stock Option Plans (ASOPs). As of March 31, 2013, we had outstanding an aggregate of 54,592 options under our ASOP with a weighted average exercise price equal to approximately Rs 98.85 ($1.81) per equity share. The unamortized stock compensation expense related to these grants amounted to Rs. 0.05 million as of March 31, 2013.

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

Pursuant to a Share Purchase Agreement dated May 31, 2009 between Raju Vegesna and Infinity Satcom Universal Private Limited, a Company owned and controlled by Ananda Raju Vegesna, Executive Director of the Company and brother of Raju Vegesna, Chairman & MD of the Company, Raju Vegesna has sold 4,000,000 Equity Shares of Rs.10/- each of the Company to Infinity Satcom for a consideration of USD 3,000,000 in a private transaction.

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

On October 30, 2010, we consummated the issuance and sale of 125,000,000 of our equity shares in a private placement with our promoter group, including an entity affiliated with our Chairman and Managing Director, Mr Raju Vegesna. These shares carry voting rights proportionate to the amount paid up on these shares. Further company has a lien on these shares till the shares are fully paid up. Also refer note 40 to the Consolidated Financial statements.

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

4
To undertake the designing and development of systems and applications software either for its own use or for sale in India or for export outside India and to design and develop such systems and application software for or on behalf of manufacturers, owners and users of computer systems and digital / electronic equipment's in India or elsewhere in the world;

5
To set up and run electronic data processing centres and to carry on the business of data processing, word processing, software consultancy, system studies, management consultancy, techno-economic feasibility studies of projects, design and development of management information systems, share / debenture issues management and / or registration and share/debenture transfer agency;

6.
To undertake and execute feasibility studies for Computerization, setting up of all kind of computer systems and digital/electronic equipment's and the selection, acquisition and installation thereof whether for the Company or its customers or other users;

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

Our Articles of Association provide that any director who has a personal interest in a transaction must disclose such interest, must abstain from voting on such a transaction and may not be counted for the purposes of determining whether a quorum is present at the meeting. Such director's interest in any such transaction shall be reported at the next meeting of shareholders. The remuneration payable to our directors may be fixed by the board of directors in accordance with provisions prescribed by the Government of India. Our Articles of Association provide that our board of directors may generally borrow or secure the payment of any sum of money for our business purposes, provided, however, where any amounts are to be borrowed, that when combined with any already outstanding debt, exceed the aggregate of our paid-up capital and free reserves, we cannot borrow such amounts without the consent of our shareholders.

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

Dividends

Under the Indian Companies Act, unless our Board of Directors recommends the payment of a dividend which is then declared by our shareholders in a general meeting, we may not declare a dividend. However, the board is not obliged to recommend a dividend. Similarly, under our Articles of Association and the Indian Companies Act, although the shareholders may, at the annual general meeting, approve a dividend in an amount less than that recommended by the Board of Directors, they cannot increase the amount of the dividend. In India, dividends generally are declared as a percentage of the par value of a Company’s equity shares. The dividend recommended by the Board of Directors, and thereafter declared by the shareholders in general meeting and subject to the limitations described above, is required to be distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the declaration by the shareholders at the annual general meeting. Pursuant to our Articles, our Board of Directors has the discretion to declare and pay interim dividends without shareholder approval. Under the Indian Companies Act, dividends can only be paid in cash to the registered shareholder, the shareholder's order or the shareholder's banker's order, at a record date fixed on or prior to the date of the Annual General Meeting. We must inform the stock exchanges on which our equity shares and ADSs are listed on the record date for determining the shareholders who are entitled to receive dividends.

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

Ordinary resolutions may be passed by simple majority of those present and voting at any general meeting for which the required period of notice has been given. However, specified resolutions such as amendments to our Articles and the Memorandum of Association, commencement of a new line of business, the waiver of preemptive rights for the issuance of any new shares and a reduction of share capital, require that votes cast in favor of the resolution (whether by show of hands or on a poll) are not less than three times the number of votes, if any, cast against the resolution by members so entitled and voting. As per the Indian Companies Act, unless the articles of association of a Company provide for all directors to retire at every annual general meeting, not less than two-third of the directors of a public Company must retire by rotation, while the remaining one-third may remain on the board until they resign or are removed. Our Articles of Association require two thirds of our Directors to retire by rotation. One-third of the directors who are subject to retirement by rotation must retire at each Annual General Meeting. Further, the Indian Companies Act requires certain resolutions such as those listed below to be voted on only by a postal ballot:

⋅	amendments of the memorandum of association to alter the objects of the Company and to change the registered office of the Company under section 146 of the Indian Companies Act;
⋅	the issuance of shares with differential rights with respect to voting, dividend or other provisions of the Indian Companies Act;
⋅	the sale of the whole or substantially the whole of an undertaking or facilities of the Company;
⋅	providing loans, extending guarantees or providing a security in excess of the limits allowed under Section 372A of the Indian Companies Act;
⋅	varying the rights of the holders of any class of shares or debentures;
⋅	the election of a director by minority shareholders; and
⋅	the buyback of shares.

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

2013 Annual General Meeting

Our Annual General Meeting for the fiscal year 2013 will be held before September 30, 2013 on such date as may be decided by the Board of Directors at the registered office of our Company, 2nd Floor, Tidel Park, 4 Rajiv Gandhi Salai, Taramani, Chennai 600 113, India.

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

Disclosure of Ownership Interest

Section 187C of the Indian Companies Act requires holders on record who do not hold beneficial interests in shares of Indian companies to declare to the Company certain details, including the nature of the holder's interest and details of the beneficial owner. Any person who fails to make the required declaration within 30 days may be liable for a fine of up to Rs. 1,000 for each day the declaration is not made. Any charge, promissory note or other collateral agreement created, executed or entered into with respect to any share by the ostensible owner thereof, or any hypothecation by the ostensible owner of any share, pursuant to which a declaration is required to be made under Section 187C, shall not be enforceable by the beneficial owner or any person claiming through the beneficial owner if such declaration is not made. Failure to comply with Section 187C will not affect the obligation of the Company to register a transfer of shares or to pay any dividends to the registered holder of any shares pursuant to which such declaration has not been made.

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

Any ADS holder may participate in a Company's purchase of its own shares by withdrawing his or her ADSs from the depository facility, acquiring equity shares upon the withdrawal and then selling those shares back to the Company.

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

Foreign Direct Investment

Foreign Direct Investment (FDI) in India is governed by the FDI Policy announced by the Government of India and the provisions of the Foreign Exchange Management Act (FEMA), 1999. Reserve Bank has issued Notification No. FEMA 20 /2000-RB dated May 3, 2000 which contains the Regulations in this regard. This Notification has been amended from time to time. The various amendments are compiled every year in Master Circulars. In terms of Master Circular issued in July 1, 2009, FDI is freely permitted in almost all sectors. Under the FDI Scheme, investments can be made by non-residents in the shares / convertible debentures / preference shares of an Indian Company, through two routes; the Automatic Route and the Government Route. Under the Automatic Route, the foreign investor or the Indian Company does not require any approval from the Reserve Bank or Government of India (RBI) for the investment. Under the Government Route, prior approval of the Government of India, Ministry of Finance, Foreign Investment Promotion Board (FIPB) is required. The details of FDI are contained in the policy and procedures in respect of FDI in India are available in "the Manual on Investing in India - Foreign Direct Investment, Policy & Procedures".

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

Government of India Approvals

Pursuant to the RBI's regulations relating to sponsored ADS offerings, an issuer in India can sponsor the issue of ADSs through an overseas depository against underlying equity shares accepted from holders of its equity shares in India. The guidelines specify, among other conditions, that:

⋅	the ADSs must be offered at a price determined by the lead manager of such offering;
⋅	all equity holders may participate;
⋅	the issuer must obtain special shareholder approval; and
⋅	the proceeds must be repatriated to India within one month of the closure of the issue.

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

The statutory corporate income tax rate and the surcharge thereon are subject to change in line with the changes announced in the Union Budget each year. For fiscal year 2012 and 2013, the corporate income tax rate is 30%, subject to a surcharge of 5% and education cess of 2 % and 1% secondary and higher education cess, resulting in an effective tax rate of 32.445%. We cannot assure you that the current income tax rate will remain unchanged in the future. We also cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be levied by the Government of India. Until April 1, 2002, dividends declared, distributed or paid by an Indian corporation were subject to a dividend tax of 10.2%, including the applicable surcharge for fiscal 2002, of the total amount of the dividend declared, distributed or paid. This tax is not paid by shareholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation before distribution of a dividend. Effective April 1, 2002, Indian companies were no longer to be taxed on declared dividends. The Finance Act, 2003 proposed that after April 1, 2003, dividend income will be exempt from tax for shareholders and those domestic companies will be liable to pay a dividend distribution tax at the rate of 12.5% plus a surcharge and education cess at the time of the distribution. The Finance Act 2012 has increased the rate of dividend distribution tax to 15% plus applicable surcharge and education cess resulting in an effective rate of 16.22%.

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

This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, financial institutions, dealers in securities or currencies, tax-exempt entities, persons that will hold equity shares or ADSs as a position in a 'straddle' or as part of a 'hedging' or 'conversion' transaction for tax purposes, persons that have a 'functional currency' other than the U.S. dollar or holders of 10% or more, by voting power or value, of the shares of our Company. This summary is based on the tax laws of the United States as in effect on the date of this Annual Report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this Annual Report, as well as judicial and administrative interpretations thereof available on or before such date, and is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below. We have not requested and will not request a ruling from the Internal Revenue Service (the ‘IRS’) with respect to any of the U.S. federal income tax consequences as described above, and as a result there can be no assurance that the IRS will not disagree with or challenge any conclusions we have reached and described herein.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSs

Ownership of ADSs. For U.S. federal income tax purposes, holders of ADSs will be treated as the holders of equity shares represented by such ADSs

Dividends. Subject to the discussion of the passive foreign investment company rules below, the gross amount of any distributions of cash or property with respect to ADSs or equity shares (before reduction for any Indian withholding taxes) generally will be included in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally should be the date of receipt by the Depository, to the extent such distributions are made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles), of our Company. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by our Company exceeds our Company's current and accumulated earnings and profits (as determined under U.S. federal income tax principles) such excess will be treated first as a tax-free return of capital to the extent of the U.S. holder's tax basis in the equity shares or ADSs, and thereafter as capital gain.

Subject to certain limitations, including certain limitations based on taxable income and filing status, and subject to certain minimum holding period requirements, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a 'qualified foreign corporation' for U.S. federal income tax purposes. A qualified foreign corporation includes a foreign corporation if (1) its shares (or, according to legislative history, its ADSs) are readily tradable on an established securities market in the U.S. or (2) it is eligible for the benefits under a comprehensive income tax treaty with the U.S.. In addition, a corporation is not a qualified foreign corporation if it is a passive foreign investment company (as discussed below). The ADSs are traded on the NASDAQ Global Market. Due to the absence of specific statutory provisions addressing ADSs, however, there can be no assurance that we are a qualified foreign corporation solely as a result of our listing on NASDAQ Global Market. Nonetheless, we may be eligible for benefits under the Treaty. Each U.S. holder should consult its own tax advisor regarding the treatment of dividends and such holder's eligibility for a reduced rate of taxation.

U.S. holders that are eligible for the benefits under the Treaty, may be able to claim a reduced rate of Indian withholding tax. U.S. holders should consult their own tax advisor with respect to the eligibility for reduction of Indian withholding tax. U.S. holders may claim a deduction or a foreign tax credit, subject to other applicable limitations, only for tax withheld at the appropriate tax rate. U.S. holders should not be allowed to a foreign tax credit for withholding tax for any portion of the tax that could have been avoided by claiming benefits under the Treaty. The rules governing the foreign tax credits are complex and involve the application of rules that depend on the particular circumstances of each U.S. holder. Therefore, each U.S. holder should consult his, her or its own tax advisor with respect to the availability of the foreign tax credit rules applicable to such U.S. holder’s particular circumstances.

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

Certain U.S. holders who are individuals may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. person, generally on IRS Form 8938, subject to exceptions (including an exception for stock held through a U.S. financial institution). U.S. holders should consult their tax advisors regarding their reporting obligations with respect to our equity shares or ADSs.

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

Refer to note 38 of the notes to consolidated financial statements to this Annual Report for further analysis and exposure arising out of credit risk, liquidity risk and currency risk.

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

Direct and Indirect Payments by the Depositary to Sify

Pursuant to the Deposit Agreement with Citibank, we received the following payments from Citibank during the fiscal year ended March 31, 2013 in connection with our ADS Program:

Fee	Amount in $USD
Financial Audit Fees	42,464.76
US Legal Counsel Fees	101,659.83
Investor Relations	21,945.83
Travel related to Investor relations	-
Internet , telephone and mail charges	178.39
Printing and mailing	7,435.37
Processing Fees	40,720.98
Text Conversion charges & others	81,954.43
Total amount reimbursed	296,359.59

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

Based on their evaluation as of March 31, 2013, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, were effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure

Management’s annual report on internal control over financial reporting

1) Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Our internal control over financial reporting includes those policies and procedures that:

⋅	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets.
⋅
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

⋅	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

2)
Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2013. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2013.

3)
Our independent registered public accounting firm, ASA & Associates, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2013.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Sify Technologies Limited

We have audited Sify Technologies Limited’s (“the Company”) internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS).  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of the Company as of March 31, 2013 and March 31, 2012 and the related consolidated income statement, consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2013 and our report dated July 30, 2013 expressed an unqualified opinion on those consolidated financial statements.

ASA & Associates
Independent Registered Public Accounting Firm
Chennai, India
July 30, 2013

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

Our Audit Committee has also adopted a Whistleblower Policy wherein it has established procedures for receiving, retaining and treating complaints received, and procedures for the confidential, anonymous submission by employees of complaints regarding questionable accounting or auditing matters, conduct which results in a violation of law by Sify or in a substantial mismanagement of Company resources. Under this policy, our employees are encouraged to report questionable accounting matters, any reporting of fraudulent financial information to our shareholders, the government or the financial markets any conduct that results in a violation of law by Sify to our management (on an anonymous basis, if employees so desire). Under this policy, we have prohibited discrimination, retaliation or harassment of any kind against any employee who, based on the employee's reasonable belief that such conduct or practices have occurred or are occurring, reports that information or participates in an investigation.

We have also adopted a Code of Conduct, applicable to all officers, directors and employees. The Code of Conduct is available on our website, www.sifycorp.com.

Item 16C. Principal Accountant Fees and Services

The following table sets forth for the fiscal years indicated the fees paid to our principal accountant and its associated entities for various services provided us in these periods.

Fiscal year ended
Type of Service	March 31, 2013	March 31, 2012
(a) Audit Fees	Rs.3.00 million	Rs.3.00 million
(b) Audit Related Fees	Nil	Nil
(c) Tax Fees	Nil	Nil
(d) All Other Fees	Nil	Nil

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

Under the NASDAQ Marketplace Rule 5620 (c), companies, other than limited partnerships, that maintain a listing on NASDAQ are required to provide for a quorum as specified in its by-laws for any meeting of its stockholders, and in no case shall the quorum be less than 33-1/3% of the outstanding shares of a Company's common voting stock. In India, the requirement for a quorum is the presence of at least five shareholders in person. Our Articles of Association provide that a quorum for a General Meeting of our shareholders is constituted by the presence of at least five shareholders in person. Hence, we do not meet the quorum requirements under Rule 5620 (c), and instead we follow our home country practice. Under the NASDAQ Marketplace Rule 5620 (b), companies, other than limited partnerships, that maintain a listing on NASDAQ are required to solicit proxies and provide proxy statements for all meetings of shareholders and also provide copies of such proxy solicitation to NASDAQ. However, the SEC proxy rules are not applicable to us, since we are a foreign private issuer, and Section 176 of the Indian Companies Act prohibits a Company incorporated under that Act from soliciting proxies. Because we are prohibited from soliciting proxies under Indian law, we will not meet the proxy solicitation requirement of Rule 5620 (b). However, as described above, we give written notices of all our shareholder meetings to all the shareholders and we also file such notices with the SEC. With regard to issuance of securities, we also comply with the home country regulations.

Item 16 H. Mine related disclosure

Not Applicable

PART III

Item 17. Financial Statements

See Item No 18

Item 18. Financial Statements

Consolidated Statements and other Financial Information

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Sify Technologies Limited

We have audited the accompanying consolidated statement of financial position of Sify Technologies Limited and its subsidiaries(‘the Company’) as of March 31, 2013 and 2012 and the related consolidated income statement, consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements, based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sify Technologies Limited and its subsidiaries as of March 31, 2013 and 2012 and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2013, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sify Technologies Limited’s internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 30, 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

ASA & Associates
Independent Registered Public Accounting Firm
Chennai, India
July 30, 2013

Sify Technologies Limited
Consolidated Statement of Financial Position
(In thousands of Rupees, except share data and as otherwise stated)

		As at March 31,		As at March 31,
				2013 Convenience translation into US$ thousands
	Note	2013 Rs	2012 Rs	(Unaudited) Note 2(c)
Assets
Property, plant and equipment	5	5,069,678	3,860,287	93,210
Intangible assets	6	600,622	105,727	11,043
Lease prepayments	9	355,347	364,190	6,533
Other assets	10	591,784	1,073,479	10,880
Other investments	15	1,710	160	31
Deferred tax assets	11	-	-	-
Total non-current assets		6,619,141	5,403,843	121,697

Inventories	12	186,666	20,259	3,432
Trade and other receivables, net	13	3,795,567	3,335,223	69,784
Prepayments for current assets	14	196,982	198,033	3,622
Restricted cash	8	151,198	150,533	2,780
Cash and cash equivalents	8	849,854	742,235	15,629
Total current assets		5,180,267	4,446,283	95,247
Non-current assets held for sale		-	732,692
Total assets		11,799,408	10,582,818	216,944

Equity	16
Share capital		1,329,203	1,329,203	24,438
Share premium		18,267,148	18,267,148	335,855
Share based payment reserve		224,276	221,710	4,123
Other components of equity		29,414	22,781	541
Accumulated deficit		(13,538,619)	(13,990,188)	(248,918)
Total equity attributable to equity holders of the Company		6,311,422	5,850,654	116,040

Non-controlling interest		-	-	-
Total equity		6,311,422	5,850,654	116,040

Sify Technologies Limited
Consolidated Statement of Financial Position
(In thousands of Rupees, except share data and as otherwise stated)

		As at March 31,		As at March 31,
				2013 Convenience translation into US$ thousands
	Note	2013 Rs	2012 Rs	(Unaudited) Note 2(c)
Liabilities
Finance lease obligations, other than current installments	17	315,906	101,141	5,808
Borrowings	20	471,369	186,312	8,666
Employee benefits	18	52,229	50,066	960
Other liabilities	19	223,434	211,504	4,110
Total non-current liabilities		1,062,938	549,023	19,544

Finance lease obligations, current installments	17	156,096	75,785	2,870
Borrowings	20	657,311	543,031	12,085
Bank overdraft	8	644,606	798,180	11,852
Trade and other payables	21	2,444,823	2,382,352	44,950
Deferred income	22	522,212	383,793	9,603
Total current liabilities		4,425,048	4,183,141	81,360

Total liabilities		5,487,986	4,732,164	100,904
Total equity and liabilities		11,799,408	10,582,818	216,944

The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited
Consolidated Statement of Income
(In thousands of Rupees, except share data and as otherwise stated)

		Year ended March 31,			Year ended March 31,
					2013 Convenience translation into US$ thousands
	Note	2013 Rs	2012 Rs	2011 Rs	(Unaudited) Note2(c)
Revenue
- Rendering of services		8,119,297	6,809,663	6,283,569	149,279
- Sale of products		451,019	889,286	603,060	8,293
Total	23	8,570,316	7,698,949	6,886,629	157,572

Cost of goods sold and services rendered

- Rendering of services		(4,370,764)	(3,841,219)	(3,655,994)	(80,360)
- Sale of products		(380,115)	(819,554)	(553,436)	(6,988)
Total	25	(4,750,879)	(4,660,773)	(4,209,430)	(87,348)

Other income	26	50,858	37,377	72,693	935

Selling, general and administrative expenses	27	(3,041,505)	(2,547,209)	(2,441,799)	(55,920)
Depreciation and amortization	5 & 6	(848,210)	(691,560)	(685,836)	(15,595)

Impairment loss on intangibles including goodwill	6	-	-	(1,857)	-
Profit / (loss) from operating activities		(19,420)	(163,216)	(379,600)	(356)

Finance income	30	73,853	59,313	45,698	1,358

Finance expenses	30	(260,441)	(306,732)	(258,622)	(4,788)

Net finance income / (expense)	30	(186,588)	(247,419)	(212,924)	(3,430)

Profit from sale of equity accounted investee and rights therein	7	657,577			12,090
Share of profit of equity accounted investee	7		27,298	73,032	-
Profit / (loss) before tax		451,569	(383,337)	(519,492)	8,300

Income tax (expense) / benefit	11	-	-	-	-

Profit / (loss) for the year		451,569	(383,337)	(519,492)	8,300
Attributable to:

Equity holders of the Company		451,569	(383,337)	(519,492)	8,300

Non-controlling interest		-	-	-	-
		451,569	(383,337)	(519,492)	8,300
Earnings / (loss) per share	31
Basic earnings /(loss) per share		3.43	(3.71)	(8.20)	0.06
Diluted earnings/(loss) per share		3.43	(3.71)	(8.20)	0.06

The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited
Consolidated Statement of Comprehensive Income
(In thousands of Rupees, except share data and as otherwise stated)

		Year ended March 31,
	Note	2013 Rs	2012 Rs	2011 Rs	2013 Convenience translation into US$ thousands Note 2(c)
					(Unaudited)
Profit / (loss) for the year		451,569	(383,337)	(519,492)	8,300

Other comprehensive income
Foreign currency translation differences for foreign operations		544	3,006	(229)	10
Defined benefit plan actuarial gains / (losses)		5,835	9,372	8,358	106
Change in fair value of available for sale investments, transferred to profit or loss		-	-	-	-
Share of gains and (losses) from equity accounted investees (net of taxes)		254	3,038	(4,138)	5
Other comprehensive income for the year, net of income tax		6,633	15,416	3,991	121

Total comprehensive income for the year	16	458,202	(367,921)	(515,501)	8,421

Attributable to:
Equity holders of the Company		458,202	(367,921)	(515,501)	8,421
Non-controlling interest		-	-	-	-
Total comprehensive income/(expense) for the year		458,202	(367,921)	(515,501)	8,421

The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited
Consolidated Statement of Changes in Equity
(In thousands of Rupees, except share data and as otherwise stated)

For year ended March 31, 2013
Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained earnings / (accumulated deficit)	Total	Non- controlling interest	Total equity
Balance at April 1, 2012	1,329,203	18,267,148	221,710	22,781	(13,990,188)	5,850,654	-	5,850,654

Total comprehensive income for the year	-	-	-	6,633	451,569	458,202	-	458,202

Transactions with owners, recorded directly in equity
Issue of share capital	-	-	-	-	-	-	-	-
Share-based payment transactions	-	-	2,566	-	-	2,566	-	2,566
Balance at March 31, 2013	1,329,203	18,267,148	224,276	29,414	(13,538,619)	6,311,422	-	6,311,422

For year ended March 31, 2012
Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained earnings / (accumulated deficit)	Total	Non-controlling interest	Total equity
Balance at April 1, 2011	858,832	17,216,121	190,325	7,365	(13,606,851)	4,665,792	-	4,665,792

Total comprehensive income for the year	-	-	-	15,416	(383,337)	(367,921)	-	(367,921)

Transactions with owners, recorded directly in equity
Issue of share capital	470,371	1,051,027	-	-	-	1,521,398	-	1,521,398
Share-based payment transactions	-	-	31,385	-	-	31,385	-	31,385
Balance at March 31, 2012	1,329,203	18,267,148	221,710	22,781	(13,990,188)	5,850,654	-	5,850,654

Sify Technologies Limited
Consolidated Statement of Changes in Equity
(In thousands of Rupees, except share data and as otherwise stated)

For year ended March 31, 2011

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained earnings / (accumulated deficit)	Total	Non- controlling interest	Total equity
Balance at April 1, 2010	546,332	16,528,621	180,124	3,374	(13,087,359)	4,171,092	-	4,171,092

Total comprehensive income for the year	-	-	-	3,991	(519,492)	(515,501)	-	(515,501)

Transactions with owners, recorded directly in equity
Issue of share capital	312,500	687,500	-	-	-	1,000,000	-	1,000,000
Share-based payment transactions	-	-	10,201	-	-	10,201	-	10,201
Balance at March 31, 2011	858,832	17,216,121	190,325	7,365	(13,606,851)	4,665,792	-	4,665,792

The accompanying notes form an integral part of these consolidated financial statements.

Sify Technologies Limited
Consolidated Statements of Cash Flows
For the fiscal years ended March 31,
(In thousands of Rupees, except share data and as otherwise stated)
	Year ended March 31,
				2013 Convenience translation into US$ thousands
	2013 Rs	2012 Rs	2011 Rs	(Unaudited) Note 2(c)
Profit/(loss) for the year	451,569	(383,337)	(519,492)	8,300
Adjustments for:
Depreciation and amortization	848,210	691,560	685,836	15,595
Impairment loss on intangibles including goodwill	-	-	1,857	-
Share of profit of equity accounted investee	-	(27,298)	(73,032)
Profit on sale of equity accounted investee	(657,577)	-	-	(12,090)
(Gain) / loss on sale of property, plant and equipment	13,036	(680)	(594)	240
Provision for doubtful receivables	210,873	95,405	161,922	3,877
Stock compensation expense	2,566	31,385	10,201	47
Net finance (income) / expense	186,588	247,419	212,924	3,431
Write down in value of inventory to NRV	38,241	-	-	703
Unrealized (gain)/ loss on account of exchange differences	9,825	17,644	1,196	181
Amortization of leasehold prepayments	8,754	6,308	-	161
Cash flow from operating activities before working capital changes	1,112,085	678,406	480,818	20,445

Change in trade and other receivables	(599,906)	(105,449)	(153,560)	(11,030)
Change in inventories	(204,648)	(4,622)	5,851	(3,763)
Change in other assets	100,317	(326,006)	(34,082)	1844
Change in trade and other payables	8,079	472,443	(26,597)	149
Change in employee benefits	7,998	11,650	1,341	147
Change in deferred income	138,419	(4,533)	(5,972)	2,545
Cash generated from operations	562,344	721,889	267,799	10,337
Income taxes paid	(98,937)	(121,675)	(42,440)	(1,819)
Net cash from / (used in) operating activities	463,407	600,214	225,359	8,518

Sify Technologies Limited
Consolidated Statements of Cash Flows
For the fiscal years ended March 31,
(In thousands of Rupees, except share data and as otherwise stated)

	Year ended March 31,
	2013 Rs	2012 Rs	2011 Rs	2013 Convenience translation into US$ thousands
				(Unaudited) Note 2(c)
Cash flows from / (used in) investing activities
Acquisition of property, plant and equipment	(1,626,375)	(840,653)	(674,558)	(29,902)
Expenditure on intangible assets	(34,595)	(111,081)	(120,710)	(636)
Proceeds from sale of property, plant and equipment	2,499	1,029	3,109	46
Proceeds from sale of share in associate and rights therein	1,390,270	-	-	25,561
Payment towards purchase of unquoted equity shares	-	-	(160)	-
Finance income received	57,003	48,734	61,669	1048
Short term investments (net)	(1,550)	-	-	(28)
Net cash from / (used in) investing activities	(212,748)	(901,971)	(730,650)	(3,911)

Cash flows from / (used in) financing activities
Proceeds from issue of share capital (including share premium)	-	1,500,000	1,000,000	-
Proceeds from issue of shares on exercise of ASOP (including share premium)	-	21,398	-	-
Proceeds from / (repayment) of borrowings (net)	385,613	(600,588)	(103,860)	7,090
Finance expenses paid	(265,150)	(312,927)	(293,265)	(4,875)
Proceeds from / (repayment of) finance lease liabilities	(109,231)	(71,476)	(51,175)	(2,008)
Net cash from / (used in) financing activities	11,232	536,407	551,700	207

Net increase / (decrease) in cash and cash equivalents	261,891	234,650	46,409	4,815
Cash and cash equivalents at April 1	94,588	(135,804)	(181,586)	1,739
Effect of exchange fluctuations on cash held	(33)	(4,258)	(627)	(1)
Cash and cash equivalents at March 31	356,446	94,588	(135,804)	6,553

Refer note 3 (c) and note 8 for the composition of cash and cash equivalents.
Supplementary information
Additions to property, plant and equipment represented by finance lease obligations	404,307	60,149	38,111	7,433

The accompanying notes form an integral part of these consolidated financial statements

SIFY TECHNOLOGIES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Rupees, except share data and as stated otherwise)

1.	Reporting entity

Sify Technologies Limited, (‘Sify’ or ‘the Company’) formerly known as Sify Limited and Satyam Infoway Private Limited, is a leading internet services provider headquartered in Chennai, India. These Consolidated Financial Statements comprise the Company and its subsidiaries (Sify Software Limited (formerly Sify Networks Private Limited), Sify Technologies (Singapore) Pte. Limited, Hermit Projects Private Limited and Pace Info Com Park Private Limited) (together referred to as the ‘Group’ and individually as ‘Group entities’). The Group is primarily involved in providing services, such as Network and IT Services, Online Portal and Content offerings and in selling hardware and software related to such services. Sify is listed on the NASDAQ Global Select Market in the United States.

2.	Basis of preparation

a.

Statement of compliance

The accompanying Consolidated Financial Statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations as issued by the International Accounting Standards Board (IASB).

These Consolidated Financial Statements have been approved for issue by the Board of Directors on July 30, 2013.

b.	Basis of measurement

These Consolidated Financial Statements have been prepared on the historical cost basis except for the following:

⋅	Available for sale financial assets are measured at fair value

⋅	Non-current asset held for sale measured at lower of carrying value and fair value less costs to sell.

⋅	Derivative financial instruments are measured at fair value

⋅	Financial instruments at fair value through profit or loss are measured at fair value.

⋅
The defined benefit asset is recognized as the net total of the plan assets, plus unrecognized past service cost and unrecognized actuarial losses, less unrecognized actuarial gains and the present value of the defined benefit obligation.

⋅
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

Items included in the financial statements of each Group entity are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Indian rupee is the functional currency of Sify, its domestic subsidiaries and affiliates. The U.S. dollar is the functional currency of Sify’s foreign subsidiary located in Singapore.

The Consolidated Financial Statements are presented in Indian Rupees which is the Group’s presentation currency. All financial information presented in Indian Rupees has been rounded up to the nearest thousand except where otherwise indicated.

Convenience translation (unaudited): Solely for the convenience of the reader, the financial statements as of and for the year ended March 31, 2013 have been translated into United States dollars (neither the presentation currency nor the functional currency of the Group) based on the reference rate in the City of Mumbai on March 31, 2013, for cable transfers in Indian rupees as published by the Reserve Bank of India which was Rs.54.39 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollar at such a rate or at any other rate on March 31, 2013 or at any other date.

d.	Use of estimates

The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, the disclosures of contingent assets and contingent liabilities at the date of financial statements, income and expenses during the period. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in future periods which are affected.

Application of accounting policies that require critical accounting estimates and assumption having the most significant effect on the amounts recognized in the financial statements are:

⋅ Measurement of the recoverable amounts of cash-generating units containing goodwill (Note 6)
⋅ Useful lives of property, plant and equipment (Note 3 e and Note 5)
⋅ Useful lives of intangible assets (Note 3 f and Note 6)
⋅ Lease classification (Note 3 h, 9, 17 and 32)
⋅ Utilization of tax losses (Note 11)
⋅ Measurement of defined employee benefit obligations (Note 18)
⋅ Measurement of share-based payments (Note 29 and Note 36)
⋅ Valuation of financial instruments (Note 3 c, 4, 37 and 38)
⋅ Provisions and contingencies (Note 3 n and 34)
⋅ Determination of percentage completion in construction contracts (Note 3 j)

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these Consolidated Financial Statements.

a.

Basis of consolidation

The financial statements of the Group companies are consolidated on a line-by-line basis. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. These financial statements are prepared by applying uniform accounting policies in use at the Group.

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

b.

Foreign currency

(i) Foreign currency transactions

Transactions in foreign currencies are initially recognized in the financial statements using exchange rates prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the relevant functional currency at the exchange rates prevailing at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary assets and liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. Foreign currency differences arising on translation are recognized in the income statement for determination of net profit or loss during the period.

(ii) Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to the functional currency at exchange rates at the reporting date. The income and expenses of foreign operations and cash flows are translated to using average exchange rates during the period. Any differences arising on such translation are recognized in other comprehensive income. Such differences are included in the foreign currency translation reserve “FCTR” within other components of equity. When a foreign operation is disposed off, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.

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

Offsetting of Financial assets and Financial Liabilities

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the assets and settle the liability simultaneously.

(ii)	Derivative financial instruments

Foreign exchange forward contracts and options are entered into by the Group to mitigate the risk of changes in foreign exchange rates associated with certain payables, receivables and forecasted transactions denominated in certain foreign currencies.

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

(ii) Depreciation

Depreciation is recognized in the consolidated statement of income on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Management’s estimated useful lives for the years ended March 31, 2013, 2012 and 2011 were as follows:

Estimate of useful life in years
Buildings	28
Plant and machinery comprising computers, servers etc.	3 – 5
Plant and machinery comprising other items	8
Furniture and fittings	5
Office equipment	5
Motor vehicles	3 – 5

The depreciation method, useful lives and residual value are reviewed at each of the reporting date

f.

Business combinations

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

(ii) Goodwill

Goodwill represents the cost of a business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the excess is negative (negative goodwill), the Group reassesses the identification and measurement of identifiable assets, liabilities and contingent liabilities, and the measurement of the cost of acquisition, and recognizes any remaining excess in profit or loss immediately on acquisition.

Subsequent measurement

Goodwill is measured at cost less accumulated impairment losses.

g. Other intangible assets

Other intangible assets that are acquired by the Group, which have finite useful lives, are measured at cost less accumulated amortization and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the intangible asset.

(i) Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(ii) Amortization of intangible assets with finite useful lives

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The estimated useful lives for the current and previous year are as follows:

Estimate of useful life in years
Software	Not exceeding 3 years
Technical know-how	5 years
License fees	20 years
Bandwidth Capacity	12 years
Portals and web development cost	5 years
Customer related intangibles	5 years

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

h.

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

Indefeasible Right of Use (IRU)

The Company has entered into IRU arrangements which entitle the company to right of use of specified bandwidth capacity for a specified period of time. Such right is being treated as operating lease since the risks and rewards are not transferred to the Company. Hence, the upfront payments made towards right of use of bandwidth capacities under such agreements have been treated as prepayments and is amortized over the term of the contract.

i.

Inventories

Inventories comprising traded hardware and software are measured at the lower of cost (determined using first-in first-out method) and net realizable value. Cost comprises cost of purchase and all directly attributable costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

j.	Construction contracts in progress

Construction contracts in progress represent the gross unbilled amount expected to be collected from customers for contract work performed to date. It is measured at cost plus profit recognized to date less progress billing and recognized losses. Cost includes all expenditure related directly to specific projects and an allocation of fixed and variable overheads incurred in the Group’s contracts and activities based on normal operating capacity.

Construction contract in progress is presented as part of trade and other receivable in statement of financial position for all contracts in which costs incurred plus recognized profit exceed progress billings. If progress billings exceeds cost incurred plus recognized profits, then the difference is presented as deferred income / revenue in the statement of financial position.

k.

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

l.

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

m.

Share-based payment transactions

The grant date fair value of options granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period in which the options are vested. The increase in equity recognized in connection with a share based payment transaction is presented as a separate component in equity. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest. In respect of options whose terms and conditions are modified, the Group includes the incremental fair value of the options in the measurement of the amounts recognized for services received from the employees. The incremental fair value is the difference between the fair value of the modified option and that of the original option both estimated as at the date of the modification. If the modification occurs during the vesting period, the incremental fair value granted is included in the measurement of the amount recognized for services received over the period from the modification date until the date when the modified equity instruments vest, in addition to the amount based on the grant date fair value of the original equity instruments, which is recognized over the remainder of the original vesting period. If the modification occurs after vesting date, the incremental fair value granted is recognized immediately, or over the vesting period if the employee is required to complete an additional period of service before becoming unconditionally entitled to those modified equity instruments.

n.

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

o.

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

The revenue recognition in respect of the various streams of revenue is described below:

(i) Enterprise services

Enterprise services revenue broadly consist revenue from Network services, IT services and Internet access services to retail customers.

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

(c)           Internet access services: It include Internet access at homes and businesses through dial-up or cable operator and internet access through a network of cybercafés. It also includes revenues from Voice over Internet Protocol (‘VoIP’) or Internet telephony.

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

(ii) Software services

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

Online portal services: The Group enters into contracts with customers to serve advertisements in its portal and the Group is paid on the basis of impressions, click-throughs or leads and in each case the revenue is recognized based on actual impressions/click-throughs/leads delivered. Revenue from advertisements displayed on portals is recognized ratably over the period of contract

In the case of electronic commerce transactions, there are no performance obligations or minimum guarantees. The Group predominantly acts in the capacity of an agent rather than as the principal for these transactions, and the revenue recognized on a net basis is the amount of the commission earned by the Group except for transactions related to “gift certificates” which are accounted on “gross” basis.

In the case of value-added services that are rendered using Sify’s mobile telephone short code 54545, revenue is recognized upon delivery of the content/ring tones to the end subscriber and confirmation by the mobile phone service provider.

(iii) Deferred income

Deferred income represents billing in excess of revenue recognized.

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

r.

Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date. Minimum Alternate Tax (MAT) is accounted as current tax when the Company is subjected to such provisions of the Income Tax Act. However, credit of such MAT paid is available when the Company is subjected to tax as per normal provisions in the future. Credit on account of MAT is recognized  as an asset based on the management’s estimate of its recoverability in the future.

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

Deferred taxation arising on investments in subsidiaries and associates is recognized except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred taxation arising on the temporary differences arising out of undistributed earnings of the equity method accounted investee is recorded based on the managment's intention. If the intention is to realize the undistributed earnings through sale, deferred tax is measured at the capital gains tax rates that are expected to be applied to temporary differences when they reverse. However, when the intention is to realize the undistributed earnings through dividend, the Group’s share of the income and expenses of the equity method accounted investee is recorded in the statement of income, after considering any taxes on dividend payable by the equity method accounted investee and no deferred tax is set up in the Group's books as the tax liability is not with the group.

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

(i)       IFRS 9 Financial Instruments:  In November 2009, the International Accounting Standards Board issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2015 with early adoption permitted. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. IFRS 9, was further amended in October 2010, and such amendment introduced requirements on accounting for financial liabilities. This amendment addresses the issue of volatility in the profit or loss due to changes in the fair value of an entity’s own debt. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income. The company is required to adopt IFRS 9 by accounting year commencing April 1, 2015.

(ii)  IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements and IFRS 12, Disclosure of Interests in Other Entities:  In May 2011, the International Accounting Standards Board issued IFRS 10, IFRS 11 and IFRS 12. The effective date for IFRS 10, IFRS 11 and IFRS 12 is annual periods beginning on or after January 1, 2013 with early adoption permitted.

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

(iii)   IFRS 13 Fair Value Measurement: In May 2011, the International Accounting Standards Board issued IFRS 13, Fair Value Measurement to provide specific guidance on fair value measurement and requires enhanced disclosures for all assets and liabilities measured at fair value, and not restricted to financial assets and liabilities. The standard introduces a precise definition of fair value and a consistent measure for fair valuation across assets and liabilities, with a few specified exceptions. The effective date for IFRS 13 is annual periods beginning on or after January 1, 2013 with early adoption permitted. The company is required to adopt IFRS 13 by accounting year commencing April 1, 2013.

(iv)  IAS 1 (Amended) Presentation of Financial Statements: In June 2011, the International Accounting Standard Board published amendments to IAS 1 Presentation of Financial Statements. The amendments to IAS 1, Presentation of Financial Statements, require companies preparing financial statements in accordance with IFRS to group items within other comprehensive income that may be reclassified to the profit or loss separately from those items which would not be recyclable in the profit or loss section of the income statement. It also requires the tax associated with items presented before tax to be shown separately for each of the two groups of other comprehensive income items (without changing the option to present items of other comprehensive income either before tax or net of tax).

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

(v) IAS 19 (Amended) Employee Benefits: In June 2011, International Accounting Standards Board issued IAS 19 (Amended), Employee Benefits. The effective date for adoption of IAS 19 (Amended) is annual periods beginning on or after January 1, 2013, though early adoption is permitted.

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

(vi) IFRIC 20 Stripping Costs in the Production Phase of a surface mine: In October 2009, International Accounting Standards Board issued IFRIC 20 Stripping Costs in the Production Phase of a surface mine. The effective date for adoption of this interpretation is annual periods beginning on or after January 1, 2013, though early adoption is permitted

This interpretation requires an entity to recognize the stripping costs incurred in the production phase as an asset based on the benefit from the stripping activity. If the benefit is in the form of inventory produced, then stripping costs should be accounted in accordance with IAS 2, Inventories. If the benefit is improved access to the ore, non-current asset shall be recognized if the future economic benefit associated with stripping activity will flow to the entity, the entity can identify the component of the ore body for which access is improved and the associated costs can be measured reliably.

(vii) IFRIC 21 Levies: In May 2013, International Accounting Standards Board issued IFRIC 21 Levies. The effective date for adoption of this interpretation is annual periods beginning on or after January 1, 2014, though early adoption is permitted.

This interpretation clarifies that an entity shall recognize a liability for a levy when the activity that triggers payment, as identified by the relevant legislation occurs. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, in accordance with the relevant legislation. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be recognised before the specified minimum threshold is reached. This interpretation will have to be applied retrospectively when adopted.

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

5.	Property, plant and equipment

The following table presents the changes in property, plant and equipment during the year ended March 31, 2013

	Cost				Accumulated depreciation				Carrying
Particulars	As at April 01, 2012	Additions	Disposals	As at March 31, 2013	As at April 1, 2012	Depreciation for the year	Deletions	As at March 31, 2013	amount as at March 31, 2013
Building	777,419	-	-	777,419	232,667	27,754	-	260,421	516,998
Plant and machinery	5,731,924	415,512	33,648	6,113,788	3,788,648	608,832	18,135	4,379,345	1,734,443
Computer equipments	629,605	59,926	286	689,245	510,001	51,552	286	561,267	127,978
Office equipment	237,347	3,297	195	240,449	150,983	20,387	190	171,180	69,269
Furniture and fittings	739,994	5,209	145	745,058	563,931	59,126	127	622,930	122,128
Vehicles	4,747	-	2,291	2,456	2,647	970	2,291	1,326	1,130
Total	8,121,036	483,944	36,565	8,568,415	5,248,877	768,621	21,029	5,996,469	2,571,946
Add: Construction in progress									2,497,732
Total	8,121,036	483,944	36,565	8,568,415	5,248,877	768,621	21,029	5,996,469	5,069,678

  The following table presents the changes in property, plant and equipment during the year ended March 31, 2012

	Cost				Accumulated depreciation				Carrying
Particulars	As at April 01, 2011	Additions	Disposals	As at March 31, 2012	As at April 1, 2011	Depreciation for the year	Deletions	As at March 31, 2012	amount as at March 31, 2012
Building	777,419	-	-	777,419	204,826	27,841	-	232,667	544,752
Plant and machinery	5,433,359	350,204	51,639	5,731,924	3,335,610	504,532	51,494	3,788,648	1,943,276
Computer equipments	563,776	66,303	474	629,605	478,705	31,711	415	510,001	119,604
Office equipment	234,125	3,304	82	237,347	129,932	21,133	82	150,983	86,364
Furniture and fittings	713,359	27,985	1,350	739,994	503,102	62,034	1,205	563,931	176,063
Vehicles	2,929	2,907	1,089	4,747	2,929	807	1,089	2,647	2,100
Total	7,724,967	450,703	54,634	8,121,036	4,655,104	648,058	54,285	5,248,877	2,872,159
Add: Construction in progress									988,128
Total	7,724,967	450,703	54,634	8,121,036	4,655,104	648,058	54,285	5,248,877	3,860,287

Leased assets
The Group’s leased assets include certain buildings, plant and machinery acquired under finance leases. As at March 31, 2013 the net carrying amount of buildings, plant and machinery and vehicles acquired under finance leases is Rs.224,291 (March 31, 2012: Rs. 234,608), Rs.233,193 (March 31, 2012: Rs.226,594) and Rs.1,130 (March 31, 2012 : 2,100) respectively. During the year, the Group acquired leased assets of Rs.404,307 (March 31, 2012 : Rs 60,149).

In case prepayments are made towards buildings accounted for as finance leases, such prepayments are capitalized as ‘Leasehold Buildings’ (included in buildings) on the commencement of the lease term under the head ‘Property, plant and equipment’ and depreciated in accordance with the depreciation policy for similar owned assets.

Capital Commitments
As of March 31, 2013 and March 31, 2012, the Company was committed to spend approximately Rs. 412,698 and Rs. 717,266 respectively, under agreements to purchase property, plant and equipment.

Construction in progress
Amounts paid towards acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment that are not ready to be put into use are disclosed under construction-in-progress. As of March 31, 2013, Construction work in progress includes Rs.808,785 (March 31, 2012 : Rs. 685,027) paid towards acquisition of building under construction on a leasehold land belonging to Pace Info Com Park Private Limited by way of acquisition of the entire shareholding of its holding company M/s Hermit Projects Private Limited. Also refer note 36.

Capitalisation  of expenses
The Company has capitalized expenses amounting to Rs.8,300 (March 31, 2012: Rs. 18,540) which are directly attributable to the construction of building.

Security
As at March 31, 2013 property, plant and equipment with a carrying amount of Rs.2,113,301 (March 31, 2012: Rs. 2,408,857) are subject to a registered charge to secure bank borrowings.

6.	Intangible assets
Intangible assets comprise the following:

	March 31, 2013	March 31, 2012
Goodwill	14,595	14,595
Other intangible assets	586,027	91,132
	600,622	105,727

(i)	Goodwill
The following table presents the changes in goodwill during the years ended March 31, 2013 and 2012

	March 31, 2013	March 31, 2012
Balance at the beginning of the year	14,595	14,595
Effect of movement in exchange rates	-	-
Impairment loss recognized during the year	-	-
Net carrying amount of goodwill	14,595	14,595

The amount of goodwill as at March 31, 2013 and March 31, 2012 has been allocated to the Enterprise services segment.

(ii) Other intangibles
The following table presents the changes in intangible assets during the years ended March 31, 2013, 2012 and 2011.

	Technical know- how	Bandwidth Capacity	Customer related intangibles	Software	License fees	Total
(A) Cost
Balance as at March 31, 2010	82,753	-	200,570	370,683	50,000	704,006
Acquisitions during the year	-	-	-	23,397	-	23,397
Disposals during the year	-	-	-	-	-	-
Balance as at March 31, 2011	82,753	-	200,570	394,080	50,000	727,403
Acquisitions during the year	-	-	-	44,603	-	44,603
Disposals during the year	-	-	-	-	-	-
Balance as at March 31, 2012	82,753	-	200,570	438,683	50,000	772,006
Acquisitions during the year	-	553,302	-	21,182	-	574,484
Disposals during the year	-	-	-	-	-	-
Balance as at March 31, 2013	82,753	553,302	200,570	459,865	50,000	1,346,490

(B) Amortization
Balance as at March 31, 2010	82,753	-	198,139	299,779	8,406	589,077
Amortization for the year	-	-	837	43,101	2,500	46,438
Impairment loss on intangibles	-	-	1,594	263	-	1,857
Balance as at March 31, 2011	82,753	-	200,570	343,143	10,906	637,372
Amortization for the year	-	-	-	41,002	2,500	43,502
Impairment loss on intangibles	-	-	-	-	-	-
Balance as at March 31,2012	82,753	-	200,570	384,145	13,406	680,874
Amortization for the year	-	46,090	-	30,999	2,500	79,589
Impairment loss on intangibles	-	-	-	-	-	-
Balance as at March 31,2013	82,753	46,090	200,570	415,144	15,906	760,463

(C) Carrying amounts
As at March 31, 2011	-	-	-	50,937	39,094	90,031
As at March 31, 2012	-	-	-	54,538	36,594	91,132
As at March 31, 2013	-	507,212	-	44,719	34,094	586,027

Capital commitments
As of March 31, 2013, the Company was committed to spend approximately Rs. NIL (March 31, 2012: Rs.4,243) respectively, under agreements to purchase intangible assets.

Capitalized borrowing costs
During the years ended March 31, 2013, 2012 and 2011, the Company capitalized interest cost of Rs.NIL, Rs. 13,541 and Rs. 35,852 respectively. The rate of capitalization of interest cost for the year ended March 31, 2013, 2012 and 2011 was approximately NIL, 13.79% and 10.44% respectively.

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

Balance sheet	March 31, 2012
Total assets	3,506,913

Total liabilities	1,052,325
Shareholders’ equity	2,454,588
Total Liabilities and shareholders’ equity	3,506,913

Statement of operations	For the year ended
	March 31, 2012	March 31, 2011
Revenues	1,169,577	1,818,283
Net profit	92,622	241,840

During October 2010, Sify Technologies Ltd, the minority shareholder of MF Global holding 29.85 percent of the outstanding shares of the MF Global, requested MF Global’s Board of Directors to reconsider certain costs charged to the MF Global by MF Global Holdings Ltd and its affiliated and associated group companies, who hold 70.15 percent of the outstanding shares of the MF Global. These charges are currently recorded in the financial statements of the MF Global for the year ended March 31, 2008 aggregating to Rs.43, 478,911 and March 31, 2009 aggregating to Rs.15, 374,528. The resolution of this matter between the shareholders of MF Global remains uncertain and any financial adjustment that may arise is not presently known and accordingly no adjustment related to this matter has been provided for in MF Global’s consolidated financial statements. Any financial adjustment that may arise for resolution of the said matter would be expected to be handled prospectively and therefore would be reported in the period in which it is resolved. Consequently, no adjustment related to the said matter was considered by Sify for equity method of accounting for MF Global. The auditors of MF Global have included an emphasis of matter with an explanatory paragraph in their audit report issued on the consolidated financial statements of MF Global for the three years ended March 31, 2012 in connection with such recorded cross charges. The effect of such recorded cross charge is not material to the financial statements of Sify.

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

On March 27, 2012, the Company entered into an agreement relating to the sale and purchase of shares in MF Global Sify Securities India Private Limited by and among Sify, MF Global Sify Securities Pvt Ltd., MF Global Overseas Limited, the joint administrators of MF Global Overseas and entities affiliated with the Phillip Capital Group, whereby the Company agreed to sell its entire 29.85% interest in MF Global to Phillip Capital Group.

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

Subsequently, on August 2, 2012, in pursuance of the Agreement dated March 27, 2012 and after obtaining all the statutory and regulatory approvals, the Company completed the sale of its entire stake and the rights therein in MF Global for a cash consideration of Rs.1,390,270 (USD 25 million) to Phillip Capital Group, Singapore and MF Global Management Employees Trust, India. Consequently, with effect from such date, MF Global ceased to be an associate of the Company. Further, as per the settlement and release agreement, the Company has initiated steps to withdraw the arbitration proceedings filed against MFG and others in the Bombay High Court, India and any other existing disputes also stand resolved. Consequently, no financial adjustments would arise in the future in the Consolidated financial statements of the Company on account of disputes relating to cross charges.

8.	Cash and cash equivalents

Cash and cash equivalents as per consolidated statement of financial position, as at March 31, 2013 amounted to Rs.849,854 (March 31, 2012: Rs.742,235). This excludes cash-restricted of Rs.151,198 (March 31, 2012: Rs. 150,533), representing deposits held under lien against working capital facilities availed and bank guarantees given by the Group towards future performance obligations.

(a) Restricted cash

Non current	March 31, 2013	March 31, 2012	March 31, 2011
Against future performance obligation	-	-	-
Current
Bank deposits held under lien against borrowings / guarantees from banks / Government authorities	151,198	150,533	84,538
Total restricted cash	151,198	150,533	84,538
(b) Non restricted cash
Current
Cash and bank balances	849,854	742,235	458,559

Total cash (a+b)	1,001,052	892,768	543,097
Bank overdraft used for cash management purposes	(644,606)	(798,180)	(678,901)
Less: Non current restricted cash	-	-	-
Cash and cash equivalents for the statement of cash flows	356,446	94,588	(135,804)

9.	Lease prepayments

	March 31, 2013	March 31, 2012
Towards land and buildings*	355,347	364,190
	355,347	364,190

* Includes Rs.302,509 (March 31, 2012: Rs.306,199) paid for acquiring leasehold rights of land for construction of Data center in Noida, India. Also refer note 36.

The prepayment towards land is amortized over the period of the lease on a straight line basis. In respect of buildings under operating lease, prepayments are amortized over the lease term on a straight line basis.

10.	Other assets

Non current	March 31, 2013	March 31, 2012
Other deposits and receivables (see note below)	591,784	1,073,479
	591,784	1,073,479
Current
Net investment in leases	-	-
	-	-
Financial assets included in other assets	254,724	252,386

(a) Includes Rs.NIL (March 31 2012: Rs. 539,888) paid to Emirates Integrated Telecommunications Company PJSC in relation to supply of bandwidth capacity from the Europe India Gateway (undersea cable network) and borrowing cost capitalized thereon.

11.	Deferred tax assets and liabilities

The tax effects of significant temporary differences that resulted in deferred tax assets and a description of the items that created these differences is given below

Recognized deferred tax assets / (liabilities)	Assets / (liabilities)
	March 31, 2013	March 31, 2012
Deferred tax assets
Tax loss carry forwards	2,083	97,409
	2,083	97,409
Deferred tax liabilities
Property, plant and equipment	(1,604)	-
Intangible assets	(479)	(1,386)
Investment in equity accounted investees	-	(96,023)
	(2,083)	(97,409)

Net deferred tax asset recognized in balance sheet	-	-

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

Movement in temporary differences during the year

	Balance as at April 1, 2011	Recognized in income statement	Recognized in Equity	Balance as at March 31, 2012	Recognized in income statement	Recognized in Equity	Balance as at March 31, 2013
Property, plant and equipment	-	(1,060)	-	(1,060)	(544)	-	(1,604)
Intangible assets	(83)	(244)	-	(327)	(152)	-	(479)
Tax loss carry forwards	90,892	7,174	(657)	97,409	(95,326)	-	2,083
Investment in equity accounted investees	(90,809)	(5,870)	657	(96,022)	96,022	-	-
	-	-	-	-	-	-	-

Unrecognized deferred tax assets / (liabilities)

	As at March 31, 2013	As at March 31, 2012
Deductible temporary differences	322,073	178,091
Unrecognized tax losses	3,891,541	3,463,628
	4,213,614	3,641,719

Considering the probability of availability of future taxable profits in the period in which tax losses expire, deferred tax assets have not been recognized in respect of tax losses carried forward by the Group. The above tax losses expire at various dates until 2025.

Deferred tax liabilities as at March 31, 2013 and March 31, 2012 have not been recognized on undistributed profits of its subsidiaries since the group expects to realize the same in a tax free manner.

Sec.79 of the Indian Income Tax Act denies carry forward of losses incurred in earlier years in case of change in the beneficial interest in the shares outstanding by more than 51%. As a result of the private placement of shares during the year ended March 31, 2011, there was a change in the registered shareholders by more than 51%. The above provision is not applicable to companies in which public are substantially interested. Sec. 2(18) of the Indian Income Tax Act, among other things, defines a company listed in a recognized Stock Exchange in India as a Company in which public are substantially Interested. Based on the non-discrimination clause available in the India - United States of America tax treaty, when the capital of the company is wholly or partly owned or controlled, directly or indirectly, by one or more residents of the other Country, the company shall not be subjected to more burdensome position than the similar enterprises of the Contracting Country. Based on the above clause, the Company being listed in US Stock Exchange should not be discriminated for being not listed in India and be treated on par with a Company listed in India. Hence, the Company believes that it is out of the purview of Sec.79 of the Indian Income Tax Act. Further as disclosed in Item 7 of this Annual Report, there has been no change in the beneficial ownership of Shares by more than 51% compared to earlier years and the Board of Directors of the Company have continued to be the same. Hence based on the advice, the Company believes that it can carry forward and set-off the above losses incurred by it in earlier years.

Income tax expense recognized in profit or loss

	March 31, 2013	March 31, 2012	March 31, 2011
Current tax expense / (benefit)
Current period	-	-	-
	-	-	-
Deferred tax expense
Origination and reversal of temporary differences	(95,326)	7,174	8,875
Recognition of previously unrecognized tax losses	95,326	(7,174)	(8,875)
Reversal of previously recognized tax losses	-	-	-
	-	-	-
Total income tax expense / (benefit)	-	-	-

Income tax directly recognized in other comprehensive income

	March 31,2013	March 31,2012	March 31,2011
Actuarial (gains) or losses	-	-	-
Tax effect of changes in the fair value of other investments	-	-	-
Tax effect on share of profit of associate recognized in OCI	-	-	-
Tax effect on foreign currency translation differences	-	-	-
Income tax benefit / (expense) recognized directly in equity	-	-	-

Reconciliation of effective tax rate

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before taxes is summarized below:

	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011
Profit / (loss) before income taxes	451,569	(383,337)	(519,492)
Enacted tax rates in India	32.45%	32.45%	33.22%
Computed expected tax expense / (benefit)	146,512	(124,373)	(172,575)
Effect of:
Share based payment expense not deductible for tax purposes	814	10,082	2,697
Unrecognized deferred tax assets on losses incurred during the year (net of temporary differences, if any)	(190,987)	123,148	194,140
Unrecognized deferred tax asset on temporary differences	(143,801)	-	-
Profit on sale of equity accounted investee	88,702
Profit on sale of equity accounted investee taxed at a lower rate	44,351
Share of profit of equity accounted investee taxed at a lower rate	-	(2,952)	(9,217)
Expenses/income not taxable	296,797
Recognition of previously unrecognized tax losses	(242,388)	(5,905)	(15,045)
Reversal of tax expense consequent to merger	-	-	-
Others	-	-	-
	-	-	-

12.	Inventories

Inventories comprise:

	March 31, 2013	March 31, 2012
Communication hardware	167,434	8,328
Application software	19,232	11,931
	186,666	20,259

The entire carrying amount of inventories as at March 31, 2013 and 2012 are secured in connection with bank borrowings.

13.	Trade and other receivables

Trade and other receivables comprise:

	March 31, 2013	March 31, 2012
(i) Trade receivables, net	2,708,879	2,411,946
(ii) Other receivables including deposits	1,037,549	851,335
(iii) Construction contract related accruals	49,139	71,942
	3,795,567	3,335,223

(i)
Trade receivables as of March 31, 2013 and March 31, 2012 are stated net of allowance for doubtful receivables. The Group maintains an allowance for doubtful receivables based on its age and collectability. Trade receivables are not collateralized except to the extent of refundable deposits received from cybercafé franchisees and from cable television operators. The Group’s exposure to credit and currency risks and impairment losses related to trade and other receivables, excluding construction work in progress is disclosed in note 38. Trade receivables consist of:

	March 31, 2013	March 31, 2012
Trade receivables from related parties	-	-
Other trade receivables	2,919,438	2,605,188
	2,919,438	2,605,188
Less: Allowance for doubtful receivables	(210,559)	(193,242)
Balance at the end of the year	2,708,879	2,411,946

The activity in the allowance for doubtful accounts receivable is given below:

	For the year ended
	March 31, 2013	March 31, 2012
Balance at the beginning of the year	193,242	216,008
Add : Additional provision, net	186,600	95,405
Less : Bad debts written off	(169,283)	(118,171)
Balance at the end of the year	210,559	193,242

(ii)	Other receivables comprises of the following items:

	March 31, 2013	March 31, 2012
Advances and other deposits (Refer Note (a) below)	474,440	411,833
Withholding taxes (Refer Note (b) below)	563,109	439,502
	1,037,549	851,335
Financial assets included in other receivables	34,745	122,214

Notes:
a)	Advances and other deposits primarily comprises of receivables in the form of deposits, service tax and other advances given in the ordinary course of business.

b)
Includes withholding taxes recoverable from the Department of Income-tax for which the Company has filed tax returns for refund. The Company expects to realize such refund of withholding taxes within the next 12 months.

14.	Prepayments for current assets

Prepayments for current assets comprise of the following:

	March 31, 2013	March 31, 2012
Prepayments for purchase of bandwidth	74,870	90,399
Prepayments related to insurance	468	1,432
Prepayments-others	112,890	97,449
Lease prepayments	8,754	8,753
	196,982	198,033

15.	Other investments

Other Investments comprise investment in unquoted equity instruments classified as available for sale financial assets which are carried at cost. The details of such investments are given below:

	March 31, 2013	March 31, 2012
Investment in equity shares of Vashi Railway Station Commercial Complex Limited	150	150
Investment in equity shares of Sify Empower India Foundation	100	10
Less: Impairment of investments	(100)
Investment in equity shares of Sarayu Clean Gen Private Limited	1,560	-
	1,710	160

16.	Share capital and share premium

No of shares
	Year ended March 31,
	2013	2012	2011
Issued as at April 01	178,513,589	178,351,498	53,351,498
Issued for cash*	-	-	125,000,000
Issued for consideration other than cash	-	-	-
Exercise of share options	-	162,091	-
Issued as at March 31	178,513,589	178,513,589	178,351,498

*Paid up Rs.6.25 (March 31, 2012: Rs.6.25) per share

As at March 31, 2013 the authorized share capital comprises 180,000,000 ordinary shares (as of March 31, 2012, the number of authorized shares was 180,000,000) of Rs.10 each. The holders of ordinary shares are entitled to receive dividends from time to time and are entitled to vote at meetings of the Group. All shares rank equally with regard to Group’s residual assets.

Also refer note 40 – Issue of share on private basis to existing promoter group

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

The Group leases routers and other equipments under finance lease arrangements. The following is a schedule of future minimum finance lease commitments as at March 31, 2013:

	March 31, 2013			March 31, 2012
	Future minimum lease payments	Interest	Present value minimum lease payments	Future minimum lease payments	Interest	Present value minimum lease payments
Less than one year	205,811	(49,715)	156,096	91,924	(16,139)	75,785
Between one and five years	374,565	(58,659)	315,906	113,752	(12,611)	101,141
Total	580,376	(108,374)	472,002	205,676	(28,750)	176,926

18.	Employee benefits

	March 31, 2013	March 31, 2012
Gratuity payable	23,160	19,515
Compensated absences	29,069	30,551
	52,229	50,066

Gratuity cost

The components of gratuity costs recognized in the consolidated income statement for the years ending March 31, 2013, March 31, 2012 and March 31, 2011 consist of the following:

	March 31, 2013	March 31, 2012	March 31, 2011
Service cost	15,900	15,892	22,275
Interest cost	4,876	4,449	3,786
Expected return on plan asset	(3,295)	(3,214)	(2,875)
	17,481	17,127	23,186

Details of employee benefit obligation and plan asset are as follows:

	March 31, 2013	March 31, 2012
Present value of projected benefit obligation at the end of the year	65,723	62,610
Funded status of the plans	(42,563)	(43,095)
Recognized (asset) / liability	23,160	19,515

The following table set out the status of the gratuity plan:

Change in defined benefit obligation	March 31, 2013	March 31, 2012	March 31, 2011
Projected benefit obligation at the beginning of the year	62,610	59,571	51,046
Service cost	15,900	15,892	22,275
Interest cost	4,876	4,449	3,786
Actuarial (gain) / loss	(5,835)	(9,372)	(8,358)
Benefits paid	(11,828)	(7,930)	(9,178)
Projected benefit obligation at the end of the year	65,723	62,610	59,571

Change in plan assets	March 31, 2013	March 31, 2012	March 31, 2011
Fair value of plan assets at the beginning of the year	43,095	40,455	34,293
Expected return on plan assets	3,296	3,214	2,875
Actuarial gain / (loss)	-	-	-
Employer contributions	8,000	7,356	12,465
Benefits paid	(11,828)	(7,930)	(9,178)
Fair value of plan assets at the end of the year	42,563	43,095	40,455

Actual return on plan assets	3,296	3,214	2,875

Actuarial assumptions at end of the year:

The principal actuarial assumptions as on March 31, 2013, 2012 and 2011 were as follows:

	March 31, 2013	March 31, 2012	March 31, 2011
Discount rate	8.60% P.a	8.00% P.a	8.15% P.a
Long-term rate of compensation increase	8.00% P.a	8.00% P.a	8.00% P.a
Expected long term rate of return on plan assets	8.00% P.a	8.00% P.a	8.00% P.a
Average future working life time	8.40 years	8.60 years	11.06 years

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

Assumptions regarding future mortality are based on published statistics and mortality tables.

The Group assesses these assumptions with the projected long-term plans of growth and prevalent industry standards.

Historical information

	March 31, 2013	March 31, 2012
Experience adjustment on plan liabilities	10,147	5,044
Experience adjustment on plan assets	-	-

Contributions: The Group expects to contribute Rs.15,000 (March 31 2013: Rs.15,000) to its gratuity fund during the year ending March 31, 2014.

Plan assets: The Gratuity plan’s weighted-average asset allocation at March 31, 2013 and March 31, 2012, by asset category is as follows:

	March 31, 2013	March 31, 2012
Funds managed by insurers	100%	100%

Actuarial gains and losses recognized in other comprehensive income

The amount of actuarial gains and losses recognized in other comprehensive income for the years ending March 31, 2013, 2012 and 2011 are as follows:

	March 31, 2013	March 31, 2012	March 31, 2011
Actuarial gain / (loss)	5,835	9,372	8,358
	5,835	9,372	8,358

Contributions to defined contribution plans

In accordance with Indian law, all employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and employer make monthly contributions to the plan, each equal to a specified percentage of employee’s basic salary. The Group has no further obligations under the plan beyond its monthly contributions. The Group contributed Rs.59,524, Rs. 57,144 and Rs. 53,923 for the years ended March 31, 2013, 2012 and 2011.

19.	Other liabilities

	March 31, 2013	March 31, 2012
Franchisee deposits and other liabilities	223,434	211,504
	223,434	211,504
Financial liabilities included in other liabilities	217,848	211,044

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

20.	Borrowings

	March 31, 2013	March 31, 2012
Current
Term bank loans (Refer note 1 below)	47,500	110,000
Other working capital facilities (Refer note 2 below)	231,153	265,906
Borrowings from others (Refer note 3 below)	378,658	167,125
	657,311	543,031
Non current
Term bank loans (Refer note 1 below)	332,500	-
Borrowings from others (Refer note 3 below)	138,869	186,312
	471,369	186,312

The Group has borrowings which include:

1.
Term bank loans bear interest  ranging from 13% to 15% p.a. The term loans are secured by way of pari-passu first charge over the unencumbered movable fixed assets acquired out of such term loans availed by the Company. Further these loans are collaterally secured by way of equitable mortgage over the office premises and also by way of pari passu second charge on the entire current assets of the Company.

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

3.	Borrowings from others are secured against relevant assets and software. These loans carry an interest rate ranging from 12% p.a to 15% p.a.

21.	Trade and other payables

	March 31, 2013	March 31, 2012
Trade payables	1,102,195	1,219,368
Advance from customers	115,198	50,939
Accrued expenses	1,148,044	1,021,810
Other payables	79,386	90,235
	2,444,823	2,382,352

Financial liabilities included in trade and other payables	2,392,143	2,325,447

22.	Deferred income

Deferred income includes the following amounts of unearned income:

	March 31, 2013	March 31, 2012
Enterprise services	469,650	332,627
Software services	52,562	51,166
	522,212	383,793

23.	Revenue

	Year ended
	March 31, 2013	March 31, 2012	March 31, 2011
Rendering of services
Service revenue*	7,004,027	5,920,142	5,460,236
Initial franchise fee	2,095	6,395	10,992
Installation service revenue	1,113,175	883,126	812,341
	8,119,297	6,809,663	6,283,569
Sale of products	451,019	889,286	603,060
	8,570,316	7,698,949	6,886,629

* Including revenue arising from construction contracts (refer note 24)

24.	Construction contracts in progress

	Year ended
	March 31, 2013	March 31, 2012	March 31, 2011

Contract revenue recognized for the year	197,483	207,942	268,064
Aggregate amounts of costs incurred and recognized profits (less recognized losses) upto the reporting date for contracts in progress	22,059	185,725	109,570
Advances received for contracts in progress	-	-	27,860
Amount of retentions	-	12,602	-
Gross amount due from customers for contract work presented as an asset	22,059	99,998	231,090

25.	Cost of goods sold and services rendered

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

26.	Other income

	Year ended
	March 31, 2013	March 31, 2012	March 31, 2011
Duty credit entitlement	-	-	38,006
Others	50,858	37,377	34,687
	50,858	37,377	72,693

27.	Selling, general and administrative expenses

	Year ended
	March 31, 2013	March 31, 2012	March 31, 2011

Personnel expenses	590,222	550,299	561,385
Marketing and promotion expenses	307,579	312,530	394,057
Administrative and other expenses*	2,143,704	1,684,380	1,486,357
	3,041,505	2,547,209	2,441,799

* Includes foreign exchange gain / (loss) of Rs.18,881, Rs. 37,650 and Rs. 12,941 for the years ended March 31, 2013, 2012 and 2011 respectively.

28.	Personnel expenses

	Year ended
	March 31, 2013	March 31, 2012	March 31, 2011
Salaries and wages	1,356,744	1,314,023	1,211,183
Contribution to provident fund and other funds	77,286	77,840	77,164
Staff welfare expenses	15,599	17,426	22,296
Employee stock compensation expense	2,566	31,385	10,201
	1,452,195	1,440,674	1,320,844
Attributable to cost of goods sold and services rendered	861,973	890,375	759,459
Attributable to selling, general and administration expenses	590,222	550,299	561,385

29.	Share-based payments

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

As the number of stock options and the price of those options were made known to each allottee, the Plan has been considered as a fixed price grant. Stock option activity under the ASOP 2007 Plan is as follows:

No. of options granted, exercised and forfeited	Number of options	Weighted average exercise price in Rs.	Number of options	Weighted average exercise price in Rs.	Number of options	Weighted average exercise price in Rs.
	2013	2013	2012	2012	2011	2011

Outstanding at the beginning of the year	601,168	152.26	841,200	146.58	1,078,800	149.21
Granted during the year	-	-	-	-	6,000	74.41
Replaced (Refer to notes below)	-	-	-	-	-	-
Replacement options granted (Refer to notes below)	-	-	-	-	-	-
Forfeited during the year	-	-	(27,995)	109.33	(81,801)	152.37
Expired during the year	(546,576)	144.52	(49,946)	144.52	(161,799)	158.52
Exercised during the year	-	-	(162,091)	131.99	-	-
Outstanding at the end of the year	54,592	98.85	601,168	152.26	841,200	146.58
Vested and Exercisable at the end of the year	54,592	98.85	579,140	153.59	566,908	151.36
Weighted average grant date fair value of grants during the year	-	-	-	-	-	-

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

The fair value of services received in return for share options granted under ASOP 2007 is based on the fair value of share options granted measured using Black Scholes model, with the following inputs:

No. of options granted, exercised and forfeited	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011
Weighted average share price	-	-	82.68
Weighted average exercise price	-	-	74.41
Expected volatility	-	-	110.5% - 124.7%
Option life	-	-	3 – 4.5 years
Expected dividends	-	-	-
Risk-free interest rate	-	-	2.61%

A summary of information about fixed price stock options outstanding as at March 31, 2013 is furnished below:

	Range of exercise price in Rs.	Number outstanding at March 31, 2013	Weighted average exercise price in Rs.	Weighted average remaining contractual life	Number exercisable at March 31, 2012	Weighted average exercise price in Rs.
ASOP 2007	51.51-188.32	54,592	98.85	0.56 yrs	601,168	152.26

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

The incremental fair value of the stock options replaced was determined by reference to the difference between the fair value of the replaced stock options and the fair value of the cancelled stock options at the date of grant of new stock options. The incremental fair value as a result of such modification in respect of modified options amounted to Rs.20,959 during the year ended March 31, 2008. In respect of modification that has occurred during the vesting period, the incremental fair value granted is included in the measurement of the amount recognized, for services received over the period from the modification date until the date when the modified equity instruments vest, in addition to the amount based on the grant date fair value of the original equity instruments, which is recognized over the remainder of the original vesting period. In respect of the modification that has occurred after vesting date, the incremental fair value granted is recognized immediately or over the vesting period if the employee is required to complete an additional period of service before becoming unconditionally entitled to those modified equity instruments. The incremental cost recognized in respect of such modified options amounted to Rs.17,967 and Rs.2,954 for the years ended March 31, 2012 and 2011 respectively.

The assumptions that were used in arriving at the incremental fair value are as summarized below:

Assumptions	Pre modification	Post modification
Current market price	174.83	174.83
Exercise price	308.34-578.38	157.35
Expected term	3 – 4.5 years	3 – 4.5 years
Volatility	53.83% - 77.82%	53.01% - 77.82%
Dividend yield	0%	0%
Discount rate	2.5%	2.5%

30.	Financial income and expense

	Year ended
	March 31, 2013	March 31, 2012	March 31, 2011
Interest income on bank deposits	26,264	16,468	21,360
Others	47,589	42,845	24,338
Finance income	73,853	59,313	45,698
Interest expense on lease obligations	22,272	20,089	20,117
Bank charges (including letter of credit, bill discounting and buyer’s credit charges)	57,779	129,133	96,721
Interest expense on borrowings	180,390	157,510	141,784
Finance expense	(260,441)	(306,732)	(258,622)
Net finance income / (expense) recognized in profit or loss	(186,588)	(247,419)	(212,924)

31.	Earnings / (loss) per share

The calculation of basic earnings / (loss) per share for the years ended March 31, 2013, 2012 and 2011 is based on the earnings / (loss) attributable to ordinary shareholders of Rs. 451,569, Rs. (383,337) and Rs. (519,492) respectively and a weighted average number of shares outstanding of 131,638,589, 103,313,278, and 63,317,251, respectively, calculated as follows:
	Year ended
	March 31, 2013	March 31, 2012	March 31, 2011
Net profit / (loss ) – as reported	451,569	(383,337)	(519,492)

Weighted average number of shares – basic	131,638,589	103,313,278	63,317,251
Basic earnings / (loss) per share	3.43	(3.71)	(8.20)

Weighted average number of shares – diluted	131,636,425	103,313,278	63,317,251
Diluted earnings / (loss) per share	3.43	(3.71)	(8.20)

Weighted average number of ordinary shares basic

	Year ended March 31,
	2013	2012	2011
Issued fully paid ordinary shares at April 01	53,351,498	53,351,498	53,351,498
Effect of shares issued on exercise of stock options	162,091	98,392	-
Effect of partly paid shares (Note 1)	78,125,000	49,863,388	9,965,753
Effect of shares issued consequent to amalgamation of Sify Communications Limited	-	-	-
Weighted average number of equity shares and equivalent shares outstanding	131,638,589	103,313,278	63,317,251

Weighted average number of ordinary shares diluted

	Year ended March 31,
	2013	2012	2011
Weighted average number of ordinary shares (basic)	131,638,589	103,313,278	63,317,251
Effect of stock options	(2,164)	-	-
Weighted average number of equity shares outstanding (diluted)	131,636,425	103,313,278	63,317,251

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

32.	Operating leases

The Group leases office buildings and other equipment under operating lease arrangements that are renewable on a periodic basis at the option of both the lessor and the lessee. Some of the leases include rent escalation clauses. Rental expenses under these leases were Rs.367,252, Rs. 339,139 and Rs. 326,507 for the years ended March 31, 2013, 2012 and 2011 respectively. The schedule of future minimum rental payments in respect of operating leases is set out below:

As at March 31, 2013
		Less		More than 5
Lease obligations	Total	than 1 year	1-5 years	years
Non-cancellable operating lease obligations	1,803,863	113,744	519,254	1,170,865

As at March 31, 2012
		Less		More than 5
Lease obligations	Total	than 1 year	1-5 years	years
Non-cancellable operating lease obligations	1,778,901	109,762	479,262	1,189,877

33.	Segment reporting

The primary operating segments of the Group are:

⋅
Enterprise Services; such as Network Services and IT Services, providing Internet, connectivity to large corporate and mid-market customers, SMBs, SOHOs and through cybercafés and homes, Voice ILD/NLD, Hosting , security and consulting, managed service solutions;

⋅	Software services, such as application services and development of e-learning software and online portal services and content offerings

The Chief Operating Decision Maker (“CODM”), i.e, The Board of Directors and the senior management, evaluate the Group’s performance and allocate resources to various strategic business units that are identified based on the products and services that they offer and on the basis of the market served. The measure of profit / loss reviewed by the CODM is “Earnings/loss before interest, taxes, depreciation and amortization” also referred to as “segment operating income / loss”. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Bandwidth costs, which form a significant part of the total expenses, is allocated to Network Services. Manpower costs of Technology resources rendering services to support Infrastructure operations, Managed services and Application services, are identified to an operating segment specifically. The Group believes that the resulting allocations are reasonable.

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

The Group’s operating segment information for the years ended March 31, 2013, 2012 and 2011, are presented below:

Year ended March 31, 2013

	Enterprise services	Software Services	Total
Segment revenue	7,869,647	700,669	8,570,316
Allocated segment expenses	(6,486,556)	(717,919)	(7,204,475)
Segment operating income / (loss)	1,383,091	(17,250)	1,365,841
Unallocated expenses:
Selling, general and administrative expenses			(587,909)
Depreciation and amortization			(848,210)
Other income / (expense), net			50,858
Finance income			73,853
Finance expenses			(260,441)
Gain on sale of equity accounted investee			657,577
Profit / (loss) before tax			451,569
Income tax (expense) / benefit			-
Profit / (loss) for the year			451,569

Year ended March 31, 2012 (As adjusted)

	Enterprise services	Software Services	Total

Segment revenue	6,949,872	749,077	7,698,949
Allocated segment expenses	(5,906,845)	(729,587)	(6,636,432)
Segment operating income / (loss)	1,043,027	19,490	1,062,517
Unallocated expenses:
Selling, general and administrative expenses			(571,550)
Depreciation and amortization			(691,560)
Other income / (expense), net			37,377
Finance income			59,313
Finance expenses			(306,732)
Share of profit of equity accounted investee			27,298
Profit / (loss) before tax			(383,337)
Income tax (expense) / benefit			-
Profit / (loss) for the year			(383,337)

Year ended March 31, 2011 (As adjusted)

	Enterprise services	Software Services	Total

Segment revenue	6,156,774	729,855	6,886,629
Allocated segment expenses	(5,453,848)	(623,451)	(6,077,299)
Impairment loss on intangibles including goodwill	-	(1,857)	(1,857)
Segment operating income / (loss)	702,926	104,547	807,473
Unallocated expenses:
Cost of goods sold			(36,222)
Selling, general and administrative expenses			(537,708)
Depreciation and amortization			(685,836)
Other income / (expense), net			72,693
Finance income			45,698
Finance expenses			(258,622)
Share of profit of equity accounted investee			73,032
Profit / (loss) before tax			(519,492)
Income tax (expense) / benefit			-
Profit / (loss) for the year			(519,492)

Year Reconciliations

	Cost of goods sold	Selling, general and administrative expenses	Finance expenses	Total
Year ended March 31, 2013
Allocated segment expenses	4,750,879	2,453,596	-	7,204,475
Unallocated segment expenses	-	587,909	260,441	848,350
Total as per income statement	4,750,879	3,041,505	260,441	8,052,825

Year ended March 31, 2012
Allocated segment expenses	4,660,773	1,975,659	-	6,636,432
Unallocated segment expenses	-	571,550	306,732	878,282
Total as per income statement	4,660,773	2,547,209	306,732	7,514,714

Year ended March 31, 2011
Allocated segment expenses	4,173,208	1,904,091	-	6,077,299
Unallocated segment expenses	36,222	537,708	258,622	832,552
Total as per income statement	4,209,430	2,441,799	258,622	6,909,851

Reorganization of business segments

We have been historically operating with three segments of business viz Enterprise Services, Commercial and Consumer Service and Software services till the previous reporting year ending March 2012.  Data as a service was offered by two segments namely Enterprise services and Commercial and Consumer services, with both the segments focussing on different market segmentation. Over the years, there has been significant growth in the mid range of the Data industry, creating a niche position for Small and Medium Business (SMB), thereby witnessing a de-growth in the lower end of the market. In order to focus and participate in the growth market, leverage the technology capabilities and to achieve economies of scale, the Chief Operations Decision Maker (CODM) has decided to integrate the two segments into one. Based on the management decision, certain changes to the business structure are made effective April 1, 2012. The Corresponding revenues and costs have been regrouped into the respective segments. Manpower cost of Technology division, comprising of Infrastructure, Managed Services and Software, is now identified as a specific operating cost to all relevant segment.

Consequently the revised operating segments are as below:

Enterprise Service: Enterprise Service is broadly represented by two Line of business namely “ Network Services and IT services”. Data services to corporates, mid market (SMB , SOHO) and voice services are offered as Network Services, while Data Center Hosting and Managed Services, along with System Integration, will comprise IT services. They will service both domestic and international clients from large corporate and mid-market customers.

Software Service: These services comprise application services and e-learning services. This business line will offer applications through the Cloud, primarily targeted at enterprise and international customers. Under Software services the Company also operates the portals, “Sify.com”,”Samachar.com”, and “SifyMax.in” that provides a variety of India-related content to audiences both in India and abroad, and which generates revenue from advertisements and other value added services.

These reorganization of operating segments did not have any effect on reported consolidated operating income, income before income taxes, net income or per share amounts. The following table provides the amounts reclassified for all prior periods.

Revenue reclassifications

For the year ended March 31, 2012

Previous operating segments	Enterprise services	Commercial and consumer services	Software services	Total
As previously reported	6,675,853	390,045	633,051	7,698,949
Enterprise services	274,019	(274,019)	-	-
Software services		(116,026)	116,026	-
Revised revenue	6,949,872	-	749,077	7,698,949
Revised operating segments	Enterprise services	-	Software services

For the year ended March 31, 2011

Previous operating segments	Enterprise services	Commercial and consumer services	Software services	Total
As previously reported	5,752,879	526,366	607,384	6,886,629
Enterprise services	403,895	(403,895)	-	-
Software services	-	(122,471)	122,471	-
Revised Revenue	6,156,774	-	729,855	6,886,629
Revised operating segments	Enterprise services	-	Software services

Operating and unallocated cost reclassifications:

For the year ended March 31, 2012

Previous operating segments	Enterprise services	Commercial and consumer services	Software services	Unallocated expenses and income
As previously reported	5,169,236	473,210	587,949	977,587
Cost of goods sold	372,000	-	34,037	(406,037)
Operating expenses	365,609	(473,210)	107,601	-
Revised Costs	5,906,845	-	729,587	571,550
Revised operating segments	Enterprise services	-	Software services

For the year ended March 31, 2011

Previous operating segments	Enterprise services	Commercial and consumer services	Software services	Unallocated expenses and income
As previously reported	4,403,435	724,283	506,936	980,353
Cost of goods sold	442,645	-	-	(442,645)
Operating expenses	607,768	(724,283)	116,515	-
Revised Costs	5,453,848	-	623,451	537,708
Revised operating segments	Enterprise services	-	Software services

Geographic segments

The Group has two geographic segments India and rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

Description	India	Rest of the world	Total
Revenues
Year ended March 31, 2013	5,222,415	3,347,901	8,570,316
Year ended March 31, 2012	4,864,915	2,834,034	7,698,949
Year ended March 31, 2011	4,495,801	2,390,828	6,886,629

The Group does not disclose information relating to non-current assets located in India and rest of the world as the necessary information is not available and the cost to develop it would be excessive.

The revenue from transactions with a single external customer did not exceed more than 10% of the total revenue of the Company for each of the three years ended March 31, 2013.

34.	Contingencies

a)
During the previous years, the Group had received assessment orders from the Income-tax Department of India for various financial years disallowing certain expenditure like bandwidth charges and foreign currency payments for non-deduction of withholding taxes. The Company appealed against those order before Commissioner of Income Tax (Appeals) (CIT(A)) and received favourable orders. The department has filed appeals before Income Tax Appellate Tribunal (ITAT) disputing CIT(A) orders. The group believes that the appeal by the department is not sustainable and consequently no loss contingency is necessary as at March 31, 2013. Income tax claims against the company as at March 31, 2013 amounted to Rs.NIL (March 31, 2012: Rs.84,981).

b)	Contingencies due to certain service tax claims as at March 31, 2013 amounted to Rs.478,876 (March 31, 2012: Rs 421,730) and sales tax amounted to Rs. 13,500.

c)
Additionally, the Group is also involved as a party to lawsuits, claims and proceedings, which arise in the ordinary course of business. The Group does not foresee any material contingency out of the pending issues.

d)
The Group during the year ended March 31, 2009 entered into a contract with Emirates Integrated Telecom for the construction and supply of capacity from the Europe India Gateway. As per the contract with Emirates, the Group is required to pay its share of decommissioning costs if any that may arise in the future. No provision has been made by the Group for such decommissioning costs as the amount of provision cannot be measured reliably as at March 31, 2013.

e)	Liability on customer letter of credit discounted amounted to Rs. 122,260 (March 31, 2012: Rs.87,793).

f)
During the year, the Company has participated in the Export Promotion Capital Goods Scheme (“the scheme”) under which capital equipments are permitted to be imported against a special licence at a substantially reduced customs duty, subject to fulfilment of obligation to export goods/services supplied or rendered by use of capital equipment imported under the scheme to the extent of over 8 times the value of duty saved over a period of 8 years from the date of obtaining the licence. In case of failure to meet the export obligation, the company would be liable to pay the differential between the normal duty and the duty saved under the scheme along with the interest. As of now, the Company is holding 19 licences with a corresponding export obligation of Rs.626,900. Taking into account the track record of our exports, the Company believes that it would be able to meet the export obligation within the time frame and would not be exposed to any liability on account of the above scheme

g)	In respect of contingencies arising on legal proceedings, refer Note 35.

35.	Legal proceedings

a)
The Company and certain of its officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in Company’s initial public offering of American Depository Shares as defendants. This class action is brought on behalf of a purported class of purchasers of Company’s ADSs from the time of Company’s Initial Public Offering (“IPO”) in October 1999 through December 2000. The central allegation in this action is that the underwriters in Company’s IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased Company’s ADSs in the IPO and the aftermarket. The complaint also alleges that Company violated the United States Federal Securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits.

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

Accordingly, any direct financial impact of the proposed settlement is expected to be borne by the Company’s insurers.  On June 12, 2009, the Federal District Court granted preliminary approval of the proposed settlement. On October 6, 2009, the District Court issued an order granting final approval of the settlement. Subsequent to the final approval of Settlement agreement by the District court, there were several notices of appeal filed. Most were filed by the same parties that objected to the settlement in front of the District Court. These appeals were consolidated into a single appeal and briefing schedule was held. On January 9, 2012 the class counsel and objectors counsel entered into a settlement agreement, which includes an agreement to dismiss the above appeal. Thus the above Appeal has been dismissed with prejudice confirming the Settlement agreement entered before the District Court.

As of March 31, 2013, the exposure under this settlement has been settled by the insurer as per the settlement agreement.

b)	Proceedings before Department of Telecommunications

(ii)	License fees

⋅
On October 12, 2009 (as later clarified by the DoT), the Department of Telecommunications (‘DOT’) raised a demand on Sify Technologies for Rs.14 million after correcting the arithmetical error in the assessment letter.

⋅	On February 26, 2010 DOT raised a demand on Sify Communications (erstwhile subsidiary merged with Sify Technologies Limited) for Rs.26 million.

The above demands were made by the DoT on the premise that all amounts of income (whether direct or indirect) including certain items like other income, interest on deposits, gain on foreign exchange fluctuation, profit on sale of assets & provision written back, that have got anything to do with telecom operations of the Company or arise in connection with the Telecom business of the Company, are to be considered as income for the purpose of calculation of the license fee. The company has replied suitably on the above demand notice.

The service providers had approached Telecom Disputes Settlement & Appellate Tribunal (‘TDSAT’) on what all items of income are liable for calculation of license fee and what all items of income on which license fees are not liable to be paid. TDSAT by its order clarified on the above. The TDSAT order was challenged by DoT in Supreme Court of India and the Supreme Court has set aside the TDSAT order. The service providers through their associations are contemplating for further appeal in Supreme Court by way of review petition. Sify believes that inspite of the Supreme Court order, the above demands are not tenable under law nor fit into the definition of Adjusted Gross Revenue as defined by DoT. The company believes it has adequate defenses for these demands and the ultimate outcome of these actions may not have a material adverse effect.

(ii)
In November 2009, the Company received a demand notice pertaining to the allocation of spectrum in the 3.3-3.4 GHz frequency, from DoT, demanding Rs.345 million (US $ 7.05 million) towards spectrum charges payable from the date of issue of allocation letter for 170 Base Stations. As per the notice, in case no payment is received within 15 days from the date of issue of the notice, then it would be presumed that the Company is no longer interested for the frequency assignments in 3.3-3.4 GHz band.

Whilst the Company received allotment letter for Spectrum in 3.3 GHz band (3303.5/3353.5 MHz) (Total 12 MHz) the Company had neither started any operations in this frequency band nor had applied for any Operating License from DOT/ Wireless Planning Commission (WPC). The Company believes that the obligation to make payment will arise only after obtaining the operating license from DOT/WPC. The Company also believes that it has adequate legal defences for these demands, as the Company has not yet obtained any operative license, hence such demand is not tenable Nevertheless, the Company has as a commitment to hold and use the spectrum in the above band has paid Rs.11.56 million towards 40 Base Stations and has surrendered the remaining 130 Base Stations. The Company believes that the ultimate outcome of these actions will not have a material adverse effect.

c)
The company is party to additional legal actions arising in the ordinary course of business. Based on the available information as at March 31, 2013, the Company believes that it has adequate legal defences for these actions and that the ultimate outcome of these actions will not have a material adverse effect. However in the event of adverse judgement in all these cases, the maximum financial exposure would be Rs.10.6 (March 31, 2012: Rs. 12.9 million).

36.	Related parties

The related parties where control / significant influence exists are subsidiaries and associates. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director whether executive or otherwise. Key management personnel includes the board of directors and other senior management executives. The other related parties are those with whom the Group has had transaction during the years ended March 31, 2013, 2012 and 2011 are as follows:

Particulars	Country of incorporation	% of Ownership interest
		March 31, 2013	March 31, 2012

Holding Company
Infinity Satcom Universal Private Limited		-	-
Raju Vegesna Infotech & Industries Private Limited (Refer note 40)		-	-
Ramanand Core Investment Company Private Limited		-	-
Subsidiaries
Sify Software Limited (Formerly Sify Networks Private Limited)	India	100	100
Sify Technologies (Singapore) Pte. Limited	Singapore	100	100
Hermit Projects Private Limited	India	100	100
Pace Info Com Park Private Limited	India	100	100
Sify Empower India Foundation	India	100	-
Others (Entities in which the Key Management Personnel have controlling interest / significant influence and relatives of Key Management Personnel)
Radhika Vegesna	India	-	-
Server Engines LLC	USA	-	-
Server Engines India Private Limited	India	-	-
VALS Developers Private Limited	India	-	-
Raju Vegesna Developers Private Limited	India	-	-

The following is a summary of the related party transactions for the year ended March 31, 2013:

Transactions	Holding Company	Associates	Others	Key Management Personnel***
Consultancy services received	-	-	-	240
Sitting fees paid	-	-	-	980
Salaries and other short term benefits	-	-	-	42,042
Contributions to defined contribution plans	-	-	-	1,934
Share based payment transactions	-	-	-	270
Issue of shares on private placement basis**	-	-	-	-
Advance lease rentals and refundable deposits refunded*	-	-	-	-
Refundable lease deposit paid****	-	-	-	-
Lease rentals paid****	900	-	3,429	-
Amount of outstanding balances
Advance lease rentals and refundable deposits made****	-	-	2,558	-

The following is a summary of the related party transactions for the year ended March 31, 2012:

Transactions	Holding Company	Associates	Others	Key Management Personnel***
Consultancy services received	-	-	-	240
Sitting fees paid	-	-	-	1,280
Salaries and other short term benefits	-	-	-	37,385
Contributions to defined contribution plans	-	-	-	1,602
Share based payment transactions	-	-	-	1,041
Issue of shares on private placement basis**	1,500,000	-	-	-
Advance lease rentals and refundable deposits refunded*	-	-	2,175	-
Refundable lease deposit paid****	-	-	-	-
Lease rentals paid****	150	-	3,129	-
Amount of outstanding balances
Advance lease rentals and refundable deposits made****	-	-	2,558	-

The following is a summary of the related party transactions for the year ended March 31, 2011:

Transactions	Holding Company	Associates	Others	Key Management Personnel***
Consultancy services received	-	-	-	240
Sitting fees paid	-	-	-	1,200
Salaries and other short term benefits	-	-	-	40,328
Contributions to defined contribution plans	-	-	-	1,913
Share based payment transactions	-	-	-	4,226
Issue of shares on private placement basis**	1,000,000	-	-	-
Advance lease rentals and refundable deposits refunded	-	-	282,825	-
Refundable lease deposit paid****	-	-	2,558	-
Lease rentals paid****	-	-	2,558	-
Amount of outstanding balances
Debtors	-	-	-	-
Advance lease rentals and refundable deposits made****	-	-	2,558	-

*Represents deposits made to VALS Developers Private Limited (“VALS”).VALS was owned and controlled by Raju Vegesna Infotech & Industries Private Limited, in which Mr. Raju Vegesna, our principal share holder and Managing Director, was holding 94.66% equity in his personal capacity. During the year ended March 31, 2009, Sify entered into an agreement for Sub Lease with VALS Developers Private Limited to take on lease on long term basis the proposed building which is in the process of being constructed. The lease agreement, when final and executed, was expected to have an initial non-cancellable term of 5 years, with a further option for Sify to renew or cancel the lease for the incremental five year terms. In terms of this Agreement for Sub Lease, Sify had paid a security deposit of Rs.125,700 and advance rental of Rs.157,125 to VALS. As per the terms of the Sub Lease, the security deposit will be refunded at the end of lease term and the advance rental would be adjusted over a period of 15 months from the commencement of the lease. To give effect to the above arrangement, VALS had entered into a Memorandum of Understanding on 16th June 2008 with M/s. Advance India Projects Limited (AIPL) and M/s. Pace Info com Private Limited (PACE), wherein PACE is an allottee of the land situated at B-07, Sector-132, Noida and VALS had through a Special Purpose Vehicle Hermit Projects Private Limited (HERMIT) decided to acquire the shares of PACE including the land held by it. VALS had paid a sum of Rs.285,000 to AIPL at the time of signing the MoU.

During the year, on October 30, 2010, the Board of Directors had approved to cancel the MoU for lease arrangement and decided to acquire the property which is under construction from the third party directly. On 12th January 2011, through a Memorandum of Amendment, the company with the intention to acquire the said land, had substituted its name with that of VALS and through such amendment VALS had agreed to assign all rights, responsibilities, obligations, title etc. in favour of the company, thus making the company eligible to acquire PACE through HERMIT and subsequently the land and also making liable to pay the entire consideration of Rs.1,140,000. Hence the Company had paid VALS an amount of Rs.2,175 i.e., difference between the amount paid by the Company to VALS and the amount paid by VALS to AIPL.

During the previous year, the Company acquired the leasehold rights along with the building under construction through acquisition of entire shares HERMIT which in turn holds the entire shares of PACE, the original allottee of the land. As of March 31, 2013, the Company had paid a sum of Rs. 161,739 as an advance to AIPL towards construction of the building and any further sum it has to advance as per the commitment shall be adjusted towards value of investment in HERMIT after settling further debts and liabilities relating to construction of the said data center.

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

****The company had entered into a lease agreement with Ms Radhika Vegesna, Daughter of Mr. Ananda Raju Vegesna, Executive Director of the company, to lease the premises owned by her for a period of three years effective June 1, 2010 on a rent of Rs.256 per month and payment of refundable security deposit of Rs.2,558. This arrangement will be automatically renewed for a further period of two blocks of three years with all the terms remaining unchanged.

****During the year 2012, the Company had entered into a lease agreement with M/s Raju Vegesna Infotech and Industries Private Limited, the holding Company, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of Rs.75 per month.

****During the year 2012, the Company had entered into a lease agreement with M/s Raju Vegesna Developers Private Limited, a Company in which Mr Ananda Raju Vegesna, Executive Director of the Company and Mr Raju Vegesna, Chairman and Managing director of the Company exercise significant influence, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of Rs.30 per month.

37.	Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by each category as at March 31, 2013 were as follows:

Particulars	Note	Loans and receivables	Financial assets / liabilities at fair value through profit and loss	Available for sale	Other financial liabilities	Total carrying value	Total fair value
Assets
Cash and cash equivalents	8	1,001,052	-	-	-	1,001,052	1,001,052
Other assets	10	254,724	-	-	-	254,724	254,724
Trade receivables	13	2,708,879	-	-	-	2,708,879	2,708,879
Other receivables	13	34,745	-	-	-	34,745	34,745
Derivative financial instrument		-	-	-	-	-	-
Other investments	15	-	-	1,710	-	1,710	1,710
Liabilities
Bank overdraft	8	-	-	-	644,606	644,606	644,606
Finance lease liabilities	17	-	-	-	472,002	472,002	472,002
Other liabilities	19	-	-	-	217,848	217,848	217,848
Borrowings from banks	20	-	-	-	611,155	611,155	611,155
Borrowings from others	20	-	-	-	517,527	517,527	517,527
Trade and other payables	21	-	-	-	2,392,143	2,392,143	2,392,143

The carrying value and fair value of financial instruments by each category as at March 31, 2012 were as follows:

Particulars	Note	Loans and receivables	Financial assets / liabilities at fair value through profit and loss	Available for sale	Other financial liabilities	Total carrying value	Total fair value
Assets
Cash and cash equivalents	8	892,768	-	-	-	892,768	892,768
Other assets	10	252,386	-	-	-	252,386	252,386
Trade receivables	13	2,411,946	-	-	-	2,411,946	2,411,946
Other receivables	13	122,214	-	-	-	122,214	122,214
Derivative financial instrument		-	2,891	-	-	2,891	2,891
Other investments	15	-	-	160	-	160	160
Liabilities
Bank overdraft	8	-	-	-	798,180	798,180	798,180
Finance lease liabilities	17	-	-	-	176,926	176,926	176,926
Other liabilities	19	-	-	-	187,236	187,236	187,236
Borrowings from banks	20	-	-	-	375,906	375,906	375,906
Borrowings from others	20	-	-	-	353,435	353,435	353,435
Trade and other payables	21	-	-	-	2,325,447	2,325,447	2,325,447

Details of financial assets pledged as collateral
The carrying amount of financial assets as March 31, 2013 and 2012 that the Group has provided as collateral for obtaining borrowings and other facilities from its bankers are as follows:

	March 31, 2013	March 31, 2012
Cash and cash equivalents	1,001,052	892,768
Other assets	254,724	252,386
Trade receivables	2,708,879	2,411,946
Other receivables	34,745	122,214
	3,999,400	3,679,314

Derivative financial instruments
Foreign exchange forward contracts and options are purchased to mitigate the risk of changes in foreign exchange rates associated with certain payables, receivables and forecasted transactions denominated in certain foreign currencies. These derivative contracts do not qualify for hedge accounting under IAS 39, and are initially recognized at fair value on the date the contract is entered into and subsequently re-measured at their fair value. Gains or losses arising from changes in the fair value of the derivative contracts are recognized immediately in profit or loss. The counterparties for these contracts are generally banks or financial institutions. The following table gives details in respect of the notional amount of outstanding foreign exchange and option contracts as on March 31, 2013 and 2012:

As of
	March 31, 2013	March 31, 2012
Forward contracts
In U.S. Dollars (Sell)	-	-
In U.S Dollars (Buy)	-	-
Option contracts
In U.S Dollars (Sell)	-	1,500
In U.S Dollars (Buy)	-	-

The Company recognized a net gain on derivative financial instruments of Rs.Nil for the year ended March 31, 2013.

The forward exchange contracts and option contracts mature between one and twelve months. The table below summarizes the notional amounts of derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

	As of
	March 31, 2013	March 31, 2012
Sell:
Not later than one month	-	26,500
Later than one month and not later than three months	-	53,000
Later than three months and not later than six months	-	-
Later than six months and not later than one year	-	-
	-	79,500

As of
	March 31, 2013	March 31, 2012
Buy:
Not later than one month	-	-
Later than one month and not later than three months	-	-
Later than three months and not later than six months	-	-
Later than six months and not later than one year	-	-
	-	-

Interest, (expenses), gains and (losses) recognized on financial assets and liabilities

Recognized in profit or loss
	Year ended
	March 31, 2013	March 31, 2012	March 31, 2011
Loans and receivables
Interest income on bank deposits	26,264	16,468	21,360
Interest income from other loans and receivables	5,731	3,706	3,871
Impairment loss of trade receivables	(210,559)	(193,232)	(161,922)
Impairment loss on finance lease receivables	-	-	-

Financial assets at fair value through profit or loss
Net change in fair value of derivative financial instruments	-	2,891	-

Other financial liabilities
Interest expenses on lease obligations	(22,272)	(20,089)	(20,117)
Interest expenses on borrowings from banks, others and overdrafts	(180,390)	(157,510)	(161,897)

Recognized directly in other comprehensive income

Year ended
	March 31, 2012	March 31, 2011	March 31, 2010
Net change in fair value of available-for-sale financial assets	-	-	-

38.	Financial Risk Management

The Group has exposure to the following risks from its use of financial instruments:
⋅	Credit risk
⋅	Liquidity risk
⋅	Market risk

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

Exposure to credit risk

The gross carrying amount of financial assets, net of any impairment losses recognized represents the maximum credit exposure. The maximum exposure to credit risk as at March 31, 2013 and 2012 was as follows:

	March 31, 2013	March 31, 2012
Cash and cash equivalents	1,001,052	892,768
Other assets	254,724	252,386
Trade receivables	2,708,879	2,411,946
Other receivables	34,745	122,214
Derivative financial instruments	-	2,891
Other investments	1,710	160
	4,001,110	3,682,365

Financial assets that are past due but not impaired

There is no other class of financial assets that is past due but not impaired other than trade receivables. The age analysis of trade receivables have been considered from the date of invoice. The ageing of trade receivables, net of allowances that are past due, is given below:

Period (in days)	March 31, 2013	March 31, 2012
Past due 181 - 270 days	223,443	168,171
Past due 271 - 365 days	95,086	173,385
More than 365 days	554,994	524,788
	873,523	866,344

See note 13 for the activity in the allowance for impairment of trade account receivables.

Financial assets that are not past due

Cash and cash equivalents, other assets, other receivables and finance lease receivables are neither past due nor impaired. Of the total trade receivables that are not past due as at March 31, 2013 amounting to Rs.1,835,359 (March 31, 2012: Rs.1,545,602) impairment to the extent of Rs Nil (March 31, 2012: Rs Nil) has been recorded.

Details of collateral and other credit enhancements held

	March 31, 2013	March 31, 2012
Security deposits received for internet access services	2,380	4,915

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

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2013
	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years
Non-derivative financial liabilities
Bank overdrafts	644,606	644,606	644,606	-	-
Finance lease liabilities	472,002	580,375	205,811	343,774	30,790
Other liabilities	211,044	217,848	217,848	-	-
Borrowing from banks	611,155	780,018	327,818	200,054	252,146
Borrowings from others	517,527	577,871	422,825	142,813	12,233
Trade and other payables	2,392,143	2,392,143	2,392,143	-	-
	4,848,477	5,192,861	4,211,051	6886,641	295,169
As at March 31, 2012
	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years
Non-derivative financial liabilities
Bank overdrafts	798,180	798,180	798,180	-	-
Finance lease liabilities	176,926	205,675	91,923	99,521	14,231
Other liabilities	187,236	187,236	187,236	-	-
Borrowing from banks	375,906	381,269	381,269	-	-
Borrowings from others	353,435	416,449	202,842	185,060	28,547
Trade and other payables	2,325,447	2,325,447	2,325,447	-	-
	4,217,130	4,314,256	3,986,897	284,581	42,778

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

Currency risk: The Group’s exposure in USD, Euro and other foreign currency denominated transactions gives rise to Exchange Rate fluctuation risk. Group’s policy in this regard incorporates:

⋅	Forecasting inflows and outflows denominated in US$ for a twelve-month period
⋅	Estimating the net-exposure in foreign currency, in terms of timing and amount
⋅	Determining the extent to which exposure should be protected through one or more risk-mitigating instruments to maintain the permissible limits of uncovered exposures.
⋅
Carrying out a variance analysis between estimate and actual on an ongoing basis, and taking stop-loss action when the adverse movements breaches the 5% barrier of deviation, subject to review by Audit Committee.

The Group’s exposure to foreign currency risk as at March 31, 2013 was as follows:

	All amounts in respective currencies as mentioned (in thousands)
	USD	CAD	CHF	EUR	GBP	DHS	HKD	SGD
Cash and cash equivalents	1,098	-	-	-	-	-	-
Trade receivables	14,260	-	37	95	151	-	-	8
Trade payables	(4,757)	-	(4)	(35)	-	-	(15)	-
Gross balance sheet exposure	10,601	-	33	60	151	-	(15)	8
Forward exchange / option contracts	-	-	-	-	-	-	-	-
Net exposure	10,601	-	33	60	151	-	(15)	8

The Group’s exposure to foreign currency risk as at March 31, 2012 was as follows:

	All amounts in respective currencies as mentioned (in thousands)
	USD	CAD	CHF	EUR	GBP	DHS	HKD	SGD
Cash and cash equivalents	758	-	-	-	-	-	-
Trade receivables	17,046	5	539	12	136	-	-	6
Trade payables	(9,031)	-	(15)	(52)	(1)	(59)	(10)	-
Gross balance sheet exposure	8,773	5	524	(40)	135	(59)	(10)	6
Forward exchange / option contracts	(1,500)	-	-	-	-	-	-	-
Net exposure	7,273	5	524	(40)	135	(59)	(10)	6

Sensitivity analysis

A 10% strengthening of the rupee against the respective currencies as at March 31, 2013 and 2012 would have increased / (decreased) other comprehensive income and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2012.

	Other comprehensive income	Profit or loss
March 31, 2013	-	59,542
March 31, 2012	-	40,782

A 10% weakening of the rupee against the above currencies as at March 31, 2013 and 2012 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Interest Rate Risk: Interest rate risk is the risk that an upward movement in interest rates would adversely affect the borrowing costs of the group.

Profile

At the reporting date the interest rate profile of the Group’s interest –bearing financial instruments were as follows:

	Carrying amount
	March 31, 2013	March 31, 2012
Fixed rate instruments
Financial assets
- Fixed deposits with banks	211,315	400,629

Financial liabilities
- Borrowings from banks	-	48,476
- Borrowings from others	517,527	353,435

Variable rate instruments
Financial liabilities
- Borrowings from banks	611,155	327,430
- Bank overdrafts	644,606	798,180

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

Cash flow sensitivity for variable rate instruments

An increase of 100 basis points in interest rates at the reporting date would have increased / (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis has been performed on the same basis as 2012.

	Equity	Profit or loss
March 31, 2013	-	(12,399)
March 31, 2012	-	(11,256)

A decrease of 100 basis points in the interest rates at the reporting date would have had equal but opposite effect on the amounts shown above, on the basis that all other variable remain constant.

39.	IPO listing

The Ministry of Finance of the Government of India (‘MoF’) issued a press release dated March 31, 2006, making amendments to the ’Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme 1993’ (‘the Scheme’). The amendments included a statement that unlisted Companies which had accessed FCCBs, ADR/GDRs in terms of guidelines of May 22, 1998 and are not making profit, be permitted to comply with listing condition on the domestic stock exchanges within three years of having started making profit. Further, the press release states that no fresh issues of FCCBs, ADR/GDRs by such companies will be permitted without listing first in the domestic exchanges. Securities and Exchange Board of India (SEBI) has amended the (Issue of Capital and Disclosure Requirements) (Fourth Amendment) Regulations, 2012 on 12.10.2012. In terms of the amended Clause 26 (1) (b), in order to be eligible to go for the Initial Public Offer, the Company should have a minimum average pre-tax operating profit of Rs.150,000 calculated on a restated and consolidated basis, during the three most profitable years out of the immediately 5 preceding years.

This is in addition to the other clauses viz. it has a track record of distributable profits in terms of Section 205 of the Companies Act, 1956, for at least three out of the immediately preceding five years; provided that extraordinary items shall not be considered for calculating distributable profits, for being eligible to go for the IPO

Hence the Company would not be able to raise funds by issuing ADRs until such time the Company complies with the ’Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme 1993’ and lists in the domestic stock exchanges as per the above press release.

40.	Issue of shares on a private placement basis to the existing promoter group

On August 4, 2010, the Board of Directors of the company approved the issuance, in a private placement, of upto an aggregate of 125,000,000 of the company’s equity shares, par value Rs.10 per share (“Equity shares”) at a discount compared to market value of , for an aggregate purchase price of Rs.4,000,000, to a group of investors affiliated with the company’s promoter group, including entities affiliated with Mr Raju Vegesna, the company’s Chairman and Managing Director and Mr Ananda Raju Vegesna, Executive Director and brother of Mr Raju Vegesna (the “Offering”). The company’s shareholders approved the terms of the Offering at the Company’s Annual General Meeting held on September 27, 2010.

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

On September 7, 2011, the parties entered into an amendment to the Subscription Agreement (the “Amendment”) extending the validity of the agreement period to September 26, 2013. This Amendment provides the Board of Directors of the Company with additional time to call upon the purchasers to pay the balance money, in accordance with the terms of the Subscription Agreement.

As on March 31, 2013, these shares are partly paid to the extent of Rs.6.25 per share. Until the full purchase price is paid by the purchasers, the company retains a lien on the equity shares purchased in connection with the Offering. As of March 31, 2013, entities affiliated with our Chairman and Managing Director, Raju Vegesna, beneficially owned approximately 86.27% of our outstanding equity shares, which includes the 125,000,000 shares (partly paid with proportionate voting rights) issued in connection with the above Offering.

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

ASA & ASSOCIATES
Independent Registered Public Accounting Firm
Mumbai , India
July 29, 2012

CONSOLIDATED STATEMENT OF BALANCE SHEET

		As at
	Note	March 31, 2012	March 31, 2011
ASSETS
Cash and bank balance	11	146,980	281,486
Cash-restricted	12	2,324,000	2,959,063
Interest bearing deposits with bank	13	70,777	93,362
Receivable from broker-dealers and clearing organizations	9	170,660	18,580
Receivable from customers
(net of provision of Rs. 86,300 and Rs. 60,600 respectively)	8	340,998	447,770
Available-for-sale securities:
Marketable, at market value	14	41,005	133,644
Deposits with clearing organizations		78,613	173,783
Interest accrued but not due		57,301	67,124
Other assets	10	208,999	245,800
Intangible assets:
Computer software	5.1	7,886	19,271
Memberships in exchanges	5.2	6,385	5,733
Property, plant and equipment	6	11,021	21,827
Deferred tax asset (Net)	7	42,288	79,476

Total assets		3,506,913	4,546,919

EQUITY
Capital and reserves attributable to the Equity Holders
Ordinary shares	15	518,942	518,942
Additional paid in capital		28,968	28,968
Retained earnings		1,898,693	1,806,071
Currency translations		8,759	(232)
Fair value adjustments		(774)	(774)

Total Equity		2,454,588	2,352,975

LIABILITIES
Payable to broker-dealers and clearing organizations	9	184,659	264,504
Payable to customers		684,802	1,272,571
Borrowings	17	-	53,000
Accounts payable, accrued expenses and other liabilities	19	181,357	505,605
Employee benefit obligation	18	1,507	98,264

Total Liabilities		1,052,325	2,193,944

Total liabilities and equity		3,506,913	4,546,919

The accompanying notes form an integral part of these consolidated financial statements

These financial statements have been approved by the Board of Directors on July 29, 2012

  For and on behalf of the Board

Vineet Bhatnagar
Managing Director

MF Global Sify Securities India Private Limited

(All amounts in Indian Rupees thousands, except as otherwise stated)

Consolidated Income Statement

		Year ended
	Note	March 31, 2012	March 31, 2011	March 31, 2010
INCOME
Commissions		774,266	1,391,162	1,201,594
Depository and clearing fees		30,123	33,919	35,488
Interest on fixed deposits held as margin		256,869	198,412	238,491
Other Income	23	108,319	194,790	136,972

Total Income		1,169,577	1,818,283	1,612,545

EXPENSES
Employee compensation and benefits	21	517,075	794,535	607,775
Exchange expenses and clearance fees		152,642	220,153	165,769
Brokerage to other broker-dealers		95,940	136,470	152,002
Communications and data processing		28,373	30,100	28,168
Bank interest and guarantee commission		2,651	1,751	7,616
Depreciation and amortization		29,672	67,692	37,398
Occupancy		60,907	75,728	75,210
Write back of provision		-	-	(57,500)
Provision for receivable from customers	22	25,700	38,300	-
Advertisement and business promotion		31,370	60,339	45,593
Other expenses	20	70,330	85,628	82,111

Total Expenses		1,014,660	1,510,696	1,144,142

Profit before income tax		154,917	307,587	468,403
Income tax expense	24	62,295	65,747	160,860

Profit for the year attributable to the Equity holders		92,622	241,840	307,543

The accompanying notes form an integral part of these consolidated financial statements

These financial statements have been approved by the Board of Directors on July 29, 2012

For and on behalf of the Board

Vineet Bhatnagar
Managing Director

MF Global Sify Securities India Private Limited

(All amounts in Indian Rupees thousands, except as otherwise stated)
Consolidated Statement of Comprehensive Income

	Years ended March 31,
	2012	2011	2010
Net income for the year	92,622	241,840	307,543

Other comprehensive income
Available for sale financial assets
- Net change in fair value	-	(9,855)	1,527

Foreign currency translation differences
Currency translation differences	8,991	(1,185)	(5,657)
	8,991	(11,040)	(4,130)

Total comprehensive income for the year	101,613	230,800	303,413

The accompanying notes form an integral part of these consolidated financial statements

These financial statements have been approved by the Board of Directors on July 29, 2012

For and on behalf of the Board

Vineet  Bhatnagar
Managing Director

MF Global Sify Securities India Private Limited

(All amounts in Indian Rupees thousands, except as otherwise stated)

Consolidated Statement of Changes in Equity

	Number of ordinary shares	Par value	Share Capital	Additional paid -in capital	Retained earnings	Currency transalation	Fair Value adjustment	Total Equity
Balance as at April 1, 2009	51,894,182	10	518,942	28,968	1,256,688	6,610	7,554	1,818,762
Currency translation differences						(5,657)		(5,657)
Fair value gains, net of tax on available-for-sale financial assets							1,527	1,527
Net income directly recognised in equity					-	(5,657)	1,527	(4,130)
Profit for the year					307,543			307,543
Total recognised income and expense for the year					307,543	(5,657)	1,527	303,413
Balance as at March 31, 2010	51,894,182	10	518,942	28,968	1,564,231	953	9,081	2,122,175
Currency translation differences						(1,185)		(1,185)
Fair value gains, net of tax on available-for-sale financial assets							(9,855)	(9,855)
Net income directly recognised in equity					-	(1,185)	(9,855)	(11,040)
Profit for the year					241,840			241,840
Total recognised income and expense for the year					241,840	(1,185)	(9,855)	230,800
Balance as at March 31, 2011	51,894,182	10	518,942	28,968	1,806,071	(232)	(774)	2,352,975
Currency translation differences						8,991		8,991
Fair value gains, net of tax on available-for-sale financial assets							-	-
Net income directly recognised in equity					-	8,991	-	8,991
Profit for the year					92,622			92,622
Total recognised income and expense for the year					92,622	8,991	-	101,613
Balance as at March 31, 2012	51,894,182	10	518,942	28,968	1,898,693	8,759	(774)	2,454,588

The accompanying notes form an integral part of these consolidated financial statements

These financial statements have been approved by the Board of Directors on July 29, 2012

For and on behalf of the Board

Vineet  Bhatnagar
Managing Director

Consolidated Statement of Cash Flow

		Year ended March 31,
	Note	2012	2011	2010
Cash flows from operating activities
Profit before income tax		154,917	307,587	468,403
Adjustments for
Depreciation and amortization		29,672	67,692	37,398
Profit on sale of Available-for-sale securities		-	(23,603)	-
Provision on receivable from customers	8	25,700	38,300	(57,700)
Interest on fixed deposits with banks		(256,869)	(198,412)	(238,491)
Loss(profit) on Sale of Property Plant & Equipment	6	(39)	-	13
Interest and other financial costs		956	-	-
Interest Income		(6,567)	(16,278)	(5,566)
Dividend Income		(3,897)	(1,616)	(283)
Others		(592)	(9,582)	3,963

Movements in working capital
Cash-restricted	12	1,387,563	(469,216)	(141,985)
Interest bearing deposits with banks		22,585	202,297	(188,164)
Deposits with clearing organizations		95,170	(62,814)	9,896
Receivable from broker-dealers and clearing organizations	9	(152,080)	47,304	(23,656)
Receivable from customers	8	81,072	(48,863)	(207,514)
Other assets	10	(132,647)	19,051	(3,857)
Payable to broker dealers and clearing organizations	9	(79,845)	124,539	(87,821)
Payable to customers		(587,768)	95,053	192,442
Accounts payable, accrued expenses, and other liabilities	19	(345,141)	111,278	42,370
Stock appreciation rights	16	(96,757)	(38,338)	88,907
Cash provided by operations		135,433	144,379	(111,645)

Interest received		6,567	16,278	5,566
Interest received on fixed deposits placed		266,692	202,731	269,218
Income taxes paid		144,341	(171,891)	(149,524)
Net cash provided by/(used in) by operating activities		553,033	191,497	13,615

Cash flows from investing activities
Purchase of Available for Sale Securities: Marketable, At Market Value		133,644	(39,899)	(877)
Available for Sale Securities: Not readily marketable (at estimated fair value)		-	(57,818)	-
Dividend Income		3,897	1,616	283
Expenditure on furniture and equipment		(6,463)	(4,760)	(14,288)
Expenditure on Computer Software		(1,001)	(5,671)	(25,342)
Sale of Property Plant & Equipment		(39)	-	-
Net cash (used in) / provided in investing activities		130,038	(106,532)	(40,224)

Cash flows from financing activities
Proceeds from loan from associate company		425,400	841,500	383,700
Repayment of loan to associate company		(478,400)	(788,500)	(383,700)
Interest and other finance charges paid		(956)
(Repaymnet of) / Proceeds from borrowings		-	(3,508)	(1,137)
Net cash provided by / (used in) financing activities		(53,956)	49,492	(1,137)

Effect of foreign exchange fluctuation on Cash and Bank balances		8,991	(1,184)	(5,657)

Net increase / (decrease) in cash and bank balance		638,106	133,273	(33,403)
Cash and bank balance at beginning of the period		281,486	148,213	181,616
Cash and cash equivalents at the end of the year		919,592	281,486	148,213

Cash and cash equivalents comprise of:
Balances with Banks		126,087	281,486	148,213
Demand deposits (less than 3 months maturity)		752,500	-	-
Highly liquid investments		41,005	-	-
Total		919,592	281,486	148,213

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

 The following standards, amendments and interpretations to published standards are effective as at March 31, 2012 but are not relevant to the group’s operations:

⋅	IFRIC 3, (Revised) Business combinations.

⋅	IFRS 8 – Operating Segments.

⋅	IFRIC 13, ‘Customer loyalty programmers’.

⋅	IFRIC 15, ‘Agreements for the construction of real estate’.

⋅	IFRIC 16, ‘Hedges of a net investment in a foreign operation’.

⋅	IFRIC 18, Transfers of assets from customers.

⋅	IFRIC 19, ‘Extinguishing Financial Liabilities with Equity Instruments’

⋅	IAS 17,(Amended) Leases;

⋅	IAS 24, (revised), ‘Related party disclosures’

The Management has reviewed the above amendments and interpretation to standards and find that none of them are applicable or relevant to the activities of the company during the year.

2.1.2.	Recent Accounting Pronouncements

The following Standards and amendments are not yet mandatorily effective and have not been early adopted by the Company;

⋅	IFRS 7 “Disclosures—offsetting financial assets and financial liabilities”.

⋅	IFRS 9, “Financial instruments”,

⋅	IFRS 10, “Consolidated financial statements”.

⋅	IFRS 11, “Joint arrangements”.

⋅	IFRS 12, “Disclosure of interests in other entities”.

⋅	IFRS 13 Fair Value Measurement

⋅	IAS 1 (Amended) Presentation of Financial Statements

⋅	IAS-19 (Amended) “Employee benefits”

⋅	IAS 27 (Revised 2011), “Consolidated and separate financial statements”

⋅	IAS 28 (Revised 2011), “Investments in associates”

⋅	IAS 32 “Offsetting financial assets and financial liabilities”

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

Domestic and foreign subsidiaries considered for consolidation are as follows:

		Country of incorporation	Percentage of holding as at March 31, 2012	Percentage of holding as at March 31, 2011
	Direct subsidiaries
1)	MF Global Commodities India Private Limited	India	100%	100%

1)	Indirect Subsidiary
	MF Global Middle East DMCC	Dubai	100%	100%

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

Items included in the financial statements in each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Indian rupee is the functional currency of MF Global Sify and its domestic subsidiaries. US dollar is the functional currency of MF Global Middle East Limited DMCC located in Dubai. These consolidated financial statements are presented in Indian Rupee (“INR”), which is the group’s presentation currency. The results and financial position are translated into presentation currency as follows:

⋅	assets and liabilities for each balance sheet presented are translated as at the closing rate at that balance sheet date;

⋅	income and expenses for each income statement are translated at an average exchange rate; and

⋅	all resulting exchange differences are recognised as a separate component of equity.

b)	Transactions and balances

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

The Gratuity Plan is a defined benefit plan that, at retirement or termination of employment, provides all employees with a lump sum payment, which is a function of the respective employee's salary and completed years of service with the group. The group provides the gratuity benefit through annual contributions to a fund managed by the Life Insurance Corporation of India (LIC). Under this scheme, the settlement obligation remains with the group, although the LIC administers the scheme and determines the contribution premium required to be paid by the group. The liability recognised in the balance sheet in respect of gratuity plan is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, if any, together with adjustments for unrecognised past–service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of Government of India securities (representing risk-free interest rates) and that have terms to maturity approximating to the terms of the related gratuity liability.

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

The group’s policy is to place fixed deposits with credit worthy banks. The following table depicts that the majority of the group’s fixed deposits are placed in highly rated banks :

	% of fixed deposits
Investment grade	2012	2011

Highest safety	100	100
High safety	-	-
Adequate safety	-	-
	100	100

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

The group employs the following techniques to monitor the market environment and clients risk of default based upon the exposure created by their open positions:

⋅	establishing risk parameters based on analysis of current and historical prices and price volatility;
⋅	intra-day and end of day risk limit monitoring, including intra-day position and trade monitoring to identify any accounts trading beyond pre-set limits and parameters;
⋅	market risk analysis and evaluation of adequacy of margin requirements for traded products;
⋅	intra-day stress analysis for material market moves or accounts with material position taking and
⋅	approval of margin requirements, limits and risk control of new instruments

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

As at March 31, 2012

	Within 6	6 months to
	months	1 year	2 to 3 years	After 3 years	Total
Financial Liabilities
Payable to broker-dealers and clearing organizations	184,659				184,659
Payable to customers	684,803				684,803
Accounts payable, accrued expenses and other liabilities	181,357				181,357
	1,050,819	-	-	-	1,050,819

	Within 6	6 months to
	months	1 year	2 to 3 years	After 3 years	Total
The group has at its disposal following financial assets in addition to unused lines of credit
Cash and bank balance	146,980				146,980
Cash-restricted	892,500	1,431,000	500		2,324,000
Interest bearing deposits with bank	49,277	21,500			70,777
Deposits with clearing organizations	-			78,613	78,613
Receivable from broker-dealers and clearing organizations	170,660				170,660
Receivable from customers	340,998				340,998
Available-for-sale securities Marketable, at market value	41,005				41,005
Interest accrued but not due	57,302				57,302
	1,698,722	1,452,500	500	78,613	3,230,335

As at March 31, 2011

	Within 6	6 months to 1	2 to 3	After 3
	months	year	years	years	Total
Financial Liabilities
Payable to broker-dealers and clearing organizations	264,504				264,504
Payable to customers	1,272,571				1,272,571
Borrowings	53,000	-	-	-	53,000
Accounts payable, accrued expenses and other liabilities	505,605				505,605
	2,095,680	-	-	-	2,095,680

	Within 6	6 months to 1	2 to 3	After 3
	months	year	years	years	Total
The group has at its disposal following financial assets in addition to unused lines of credit
Cash and bank balance	281,486				281,486
Cash-restricted	2,832,900	126,163			2,959,063
Interest bearing deposits with bank	86,523	6,839			93,362
Deposits with clearing organizations				173,783	173,783
Receivable from broker-dealers and clearing organizations	18,580				18,580
Receivable from customers	447,770				447,770
Available-for-sale securities Marketable, at market value	40,776				40,776
Interest accrued but not due	67,124				67,124
	3,775,159	133,002	-	173,783	4,081,944

3.2.	Capital risk management

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

⋅
Valuation of financial assets where there is no quoted price - This determination requires significant judgement particularly in determining changes in fair value since the last formal valuation. When the fair value of the financial asset cannot be measured reliably, it is measured at cost.

⋅
Impairment of non-financial assets - The recoverable amount of an asset or a cash-generating unit is determined based on value-in-use calculations prepared on the basis of management’s assumptions and estimates.

⋅
Income taxes - There are transactions and calculations for which the ultimate tax determination is uncertain and would get finalized on completion of assessment by tax authorities. Where the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

⋅
Defined benefit schemes - Gratuity Liability – The costs of and period-end obligations under defined benefit schemes are determined using an actuarial valuation. The actuarial valuation involves making assumptions about discount rates, expected rates of return on assets, future salary increases, mortality rates and future pension increases. Due to the long-term nature of these schemes, such estimates are subject to significant uncertainty. The group reviews its assumptions annually in conjunction with its independent actuary and considers this adjustment appropriate given the geographical and demographic profile of the scheme.

⋅
Share-based payment transactions - Share-based payments are measured at fair value by an independent valuer using the Black-Scholes model and expensed over the vesting period based on the group’s estimate of shares that will eventually vest.

4.2.	Critical accounting judgements in applying the entity’s accounting policy

4.2.1.	Revenue recognition

MF estimates that fixed deposits placed with banks will be held till maturity while determining the accrued interest, which is unpaid on the balance sheet date. In the event 1% of such deposit is withdrawn before it’s its maturity date the Interest income will be lower by Rs. 1,197.

5.	Intangible assets

5.1.	Software

	Computer software	Web development costs	Total
Cost
As at March 31, 2010	88,691	207,422	296,113
Additions	5,671	-	5,671
Disposals	-	-	-
Exchange difference	(2)	-	(2)
As at March 31, 2011	94,360	207,422	301,782
Additions	1,003	-	1,003
Disposals	-	-	-
Exchange difference	29	-	29
As at March 31, 2012	95,392	207,422	302,814
Accumulated amortisation and impairment
As at March 31, 2010	60,505	207,422	267,927
Charge for the year	14,587	-	14,587
Disposals	-	-	-
Exchange difference	(3)	-	(3)
As at March 31, 2011	75,089	207,422	282,511
Charge for the year	12,386	-	12,386
Disposals	-	-	-
Exchange difference	31	-	31
As at March 31, 2012	87,506	207,422	294,928

Net book amount as at
March 31, 2012	7,886	-	7,886
March 31, 2011	19,271	-	19,271

5.2.	Membership in exchanges

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

6.	Property, plant and equipment*

	Furniture and	Computers	Office
	Fixtures	Systems	equipments	Vehicles	Total
Cost
As at March 31, 2010	8,317	177,927	37,780	13,101	237,125
Additions	50	4,498	212	-	4,760
Disposals	-	-		-	-
Exchange difference	(14)	(9)	(8)	(10)	(41)
As at March 31, 2011	8,353	182,416	37,984	13,091	241,844
Additions	160	5,652	635	-	6,447
Disposals	-	(553)	-	(10,369)	(10,922)
Exchange difference	189	123	124	128	564
As at March 31, 2012	8,702	187,638	38,743	2,850	237,933
Accumulated depreciation
As at March 31, 2010	4,011	142,704	13,375	6,876	166,966
Charge for the year	2,739	25,595	20,233	4,506	53,073
Disposals	-				-
Exchange difference	(7)	(7)	(4)	(4)	(22)
As at March 31, 2011	6,743	168,292	33,604	11,378	220,017
Charge for the year	1,555	10,497	4,774	1,838	18,664
Disposals	-	(553)	-	(10,369)	(10,922)
Exchange difference	(105)	(74)	(393)	(275)	(847)
As at March 31, 2012	8,193	178,162	37,985	2,572	226,912

Net book amount as at
March 31, 2012	509	9,476	758	278	11,021
March 31, 2011	1,610	14,124	4,380	1,713	21,827

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

As it is impracticable to estimate the effect of such changes on depreciation for the future periods, the same is not disclosed.

7.	Deferred income tax

The movement in deferred tax assets and liabilities during the respective years is as follows:

	2012	2011
At April 1	79,476	17,901
Property, plant and equipment	1,511	10,479
Provision on receivable from customers	7,870	12,765
Gratuity	(27)	891
Stock appreciation rights	(31,881)	24,404
Provision for bonus	(13,033)	12,106
Stamp duty	(1,628)	930

At March 31	42,288	79,476

Comprised Of:
Deferred tax assets	42,288	79,476
Deferred tax liabilities	-	-
	42,288	79,476

An analysis of the gross deferred tax asset and liability balances is as follows:

	2012	2011
Deferred tax assets:
Property, plant and equipment	12,819	11,308
Provision on receivable from customers	27,999	20,129
Stock appreciation rights	-	31,881
Provision for bonus	-	13,033
Stamp duty	920	2,548
Gratuity	550	577

	42,288	79,476

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	March 31, 2012	March 31, 2011
Deferred tax assets:
– Deferred tax asset to be recovered after more than 12 months	41,739	33,985
– Deferred tax asset to be recovered within 12 months	549	45,491
	42,288	79,476

		Provision on
		receivable	Stock
	Property Plant	from	appreciation	Provision
Deferred tax assets:	and Equipment	customers	rights	for Bonus	Gratuity	Stamp Duty	Grand Total
Opening Balance as on April 1, 2011	829	7,364	7,477	927	-	1,618	18,215
Charged / (Credited) to Other Comprehensive Income	10,479	12,765	24,404	12,106	577	930	61,261
Effect of Change in Tax rates							-
As at March 31, 2011	11,308	20,129	31,881	13,033	577	2,548	79,476
Charged / (Credited) to Other Comprehensive Income	1,511	7,870	(31,881)	(13,033)	(28)	(1,628)	(37,188)
As at March 31, 2012	12,819	27,999	-	-	549	920	42,288

8.

8.1.1.	Receivables from customers

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

The ageing of these receivables is as follows:

	As at March 31,
	2012	2011
up to 6 months	17,525	45,796
more than 6 months	68,775	14,804
	86,300	60,600

The carrying amounts of the group’s receivables are denominated in Indian Rupees (INR):

As at March 31,
2012	2011
340,998	447,770
340,998	447,770

Movements on the group’s provision for impairment of trade receivables are as follows:

	As at March 31,
	2012	2011	2010

As at the beginning of the year	60,600	22,300	80,000
Provision for impairment	25,700	38,300	-
Write back of provision	-	-	(57,700)
As at the closing of the year	86,300	60,600	22,300

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

14.

Available for sale securities

Available for sale securities include following:

	As at March 31,
	2012		2011
(a) Equity Shares (Quoted)	Quantity	Amount	Quantity	Amount
Patni Computers Systems Limited.	-	-	18,096	8,633
Piramal Health Care Limited	-	-	4,888	2,037
Siemens Limited	-	-	34,171	30,106
Total (a)	-	-	57,155	40,776

Templeton India - Dividend reinvestment plan	4,100,471	41,005	9,286,667	92,868
Total (b)	4,100,471	41,005	9,286,667	92,868

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

The valuation has been undertaken based on the methodology of Price Earning Capacity Value (PECV Method) for the valuation of SARS every year.

PECV Method requires determination of three parameters, which are relevant to the company whose shares are being valued. These are

⋅	Corporate tax rate – Current period tax rate is considered as corporate tax rate.

⋅
Future maintainable profit – Future maintainable profit is derived based on simple average adjusted PBT for each year. From the future maintainable profit, corporate tax at the corporate tax rate has been deducted to derive future maintainable profit after tax.

⋅	Expected rate of return – Expected rate of return is determined based on the average price earnings multiple of comparable companies on the basis of their 12 months average market prices.

The above parameters are approved by the Board of Directors. In accordance of this, an independent valuer has provided the valuation certificate at Balance Sheet date.

In the valuation as at March 31, 2011 the corporate tax rate is considered at 32.445% and Expected rate of return is determined at 7.81%.

Changes in number of SARs representing stock options outstanding were as follows:

	As at March 31,
	2012	2011	2010
As at the beginning of the year	-	2,879,747	2,898,747
Granted during the year			-
Exercised	-	(2,558,394)	-
Forfeited	-	(321,353)	(120,008)
Reissued	-	-	100,508
Lapsed			-
As at the end of the year	-	-	2,879,747
Exercisable at the end of the year	-	-	-
Approximate remaining vesting period in years	-	-	1.24

17.

Borrowings

Aggregate maturities of the borrowings are as follows:

	As at March 31,
	2012	2011
On demand or within one year	-	53,000
In one to three years	-	-
In three to five years	-	-
	-	53,000

18.	Employee benefit obligation

	Years ended March 31,
	2012	2011	2010
Gratuity	1,507	1,432	856
Stock appreciation rights	-	96,832	135,746
	1,507	98,264	136,602

The movement in the defined benefit obligation of gratuity over the period is as follows:

	Years ended March 31,
	2012	2011	2010
Opening defined benefit obligation	17,403	9,861	9,700
Current service cost	2,640	2,879	2,853
Interest cost	1,359	715	679
Actuarial losses/ (gains)	(1,829)	3,948	(3,373)
Benefits paid	(836)	-
Closing defined benefit obligation	18,737	17,403	9,859

The movement in the fair value of plan assets of the year is as follows:

	Years ended March 31,
	2012	2011	2010
Beginning of year	18,198	12,237	11,200
Expected return on plan assets	1,728	1,343	1,025
Actuarial (losses)/gains	(81)	(278)	11
Employer contributions	2,214	6,732	-
Benefits paid	(836)	(1,836)	-
Closing fair value of plan assets	21,223	18,198	12,236

The amounts recognised in the income statement in respect of gratuity are as follows:

	Years ended March 31,
	2012	2011	2010
Current service cost	2,640	2,879	2,853
Interest cost	1,359	715	679
Actuarial loss	(1,747)	6,061	(3,384)
Expected return on plan asset	(1,728)	(1,344)	(1,025)
	524	8,311	(877)

The principal actuarial assumptions used were as follows:

	Years ended March 31,
	2012	2011	2010
Discount rate	8.00%	8.00%	7.00%
Expected return on plan assets	9.15%	9.25%	9.25%
Long term rate of compensation increase	6.00%	6.00%	6.00%
Mortality rates at various age groups are taken as per 1994-96 Life Insurance Corporation (LIC) Ultimate table

19.	Accounts payables, accrued expenses and other liabilities

	As at March 31,
	2012	2011	2010
Accruals	55,360	41,758	41,489
Withholding tax payable	15,868	85,062	71,382
Bonus payable	16,567	255,242	157,410
Other payables	93,562	123,543	124,046
Total	181,357	505,605	394,327

20.	Other expenses

	Year ended March 31,
	2012	2011	2010
Professional fees	11,085	12,087	11,059
Travelling and conveyance	9,272	18,901	16,068
Books & periodicals, postage, printing and stationary	28,533	29,120	25,817
Loss on account of error trades (net)	2,583	10,923	12,602
Repairs & maintenance	424	818	145
Currency loss on revaluation of current	9,205	-	-
Insurance premium	1,590	1,248	963
Others	7,638	12,531	15,457
Total	70,330	85,628	82,111

21.	Employee benefit expense

	Year ended March 31
	2012	2011	2010
Salaries and bonus	505,907	670,766	508,264
Defined contribution plans	3,992	4,047	3,452
Defined benefit plans	2,169	9,134	159
Staff welfare expenses	5,007	14,677	6,796
Share–based compensation expense	-	95,911	89,104
	517,075	794,535	607,775

Share based compensation expense has increased during the year due to increase in fair value of SARS .

22.	Provision for doubtful debts

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

23.	Other income

	Year ended March 31,
	2012	2011	2010
Profit on sale of available-for-sale securities	-	23,603	-
Delayed payment charges (*)	23,219	60,014	24,999
Research fees	8,851	-	3,072
Referral fees (**)	46,000	57,745	51,160
Interest	6,567	16,278	5,566
Dividend	3,897	1,617	283
Currency fluctuation fain	119	912	7,960
Expenses reversal (***)	-	-	17,567
Principal trading activity	3,493	4,056	-
Miscellaneous income	16,173	30,565	26,365
	108,319	194,790	136,972

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

The tax on MF’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	Year ended March 31,
	2012	2011	2010
Net income before taxes	154,917	307,587	468,403
Enacted tax rates in India	32.445%	33.220%	33.990%
Computed tax expense	50,263	102,180	159,210
Income exempt from tax:
Dividend	(1,264)	(536)	(96)
Non-deductible expenses:
Contribution to co-investment plan	-	734	751
Others including donations, IT interest etc.	773	678	1,228
Recharges by parent and affiliate companies	-	-	980

Excess Provisions for earlier years reverse back in current year	7,207	(26,491)	-
Income charged at lower rate	-	(7,171)	-
(Gain) / loss in subsidiaries	(442)	(4,209)	(3,294)
Others	5,758	562	2081
Income taxes recognized in the statement of income	62,295	65,747	160,860

25.	Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below:

As at March 31, 2012

	Loans and	Available for
	receivables	sale	Total
Assets as per Balance Sheet
Cash and bank balance	146,980		146,980
Cash-restricted	2,324,000		2,324,000
Interest bearing deposits with bank	70,777		70,777
Deposits with clearing organizations	78,613		78,613
Receivable from broker-dealers and clearing organizations	170,660		170,660
Receivable from customers	340,998		340,998
Available-for-sale securities:
Marketable, at market value		41,005	41,005
Not readily marketable (at estimated fair value)		-	-
Interest accrued but not due	57,302		57,302
Other assets	208,999		208,999
	3,398,329	41,005	3,439,334

	Other
	financial
	liabilities	Total
Liabilities as per Balance Sheet
Payable to broker dealers and clearing organizations	184,659	184,659
Payable to customers	684,802	684,802
Borrowings	-	-
Accounts payable, accrued expenses and other liabilities	181,357	181,357
	1,050,818	1,050,818

As at March 31, 2011

	Loans and receivables	Available for sale	Total
Assets as per Balance Sheet
Cash and bank balance	281,486		281,486
Cash-restricted	2,959,063		2,959,063
Interest bearing deposits with bank	93,362		93,362
Deposits with clearing organizations and others	173,783		173,783
Receivable from broker-dealers and clearing organizations	18,580		18,580
Receivable from customers	447,770		447,770
Available-for-sale securities:
Marketable, at market value		40,776	40,776
Not readily marketable (at estimated fair value)		92,868	92,868
Interest accrued but not due	67,124		67,124
Other assets	251,868		251,868
	4,293,036	133,644	4,426,680

	Other financial liabilities	Total
Liabilities as per Balance Sheet
Payable to broker-dealers and clearing organizations	264,504	264,504
Payable to customers	1,272,571	1,272,571
Borrowings	53,000	53,000
Accounts payable, accrued expenses and other liabilities	505,605	505,605
	2,095,680	2,095,680

The carrying amounts reported in the balance sheet for cash and cash equivalents, receivables, amounts due to or from related parties, accounts payable and other liabilities approximate their respective fair values due to their short maturity.

During October 2010, Sify Technologies Limited, the minority shareholder of the Company holding 29.85 percent of the outstanding shares of the Company, requested the Company's Board of Directors to reconsider certain costs charged to the Company by MF Global Holdings Limited (the majority shareholder) and its affiliated and associated group companies, who hold 70.15 percent of the outstanding shares of the Company. These charges are currently recorded in the financial statements of the Company for year ended March 31, 2008 aggregating to Rs. 43,479 and March 31, 2009 aggregating to Rs. 15,375. The resolution of this matter between the shareholders remains uncertain and any financial adjustment that may arise is not presently known. Any financial adjustment that may arise on resolution of the said matter would be expected to be handled prospectively and therefore would be reported in the period in which it is resolved.

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

b)	Operating lease commitments – MF as lessee

The group has obligations under long term operating leases with initial non-cancellable terms in excess of one year. Aggregate annual rentals for office space as of March 31, 2012, are approximately as listed below:

	As at March 31,
	2012	2011
Not later than 1 year	13,728	59,409
Later than 1 year and not later than 5 years	12,821	20,346
Later than 5 years	-	-
Total minimum lease commitments	26,549	79,755

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
Mr. Rajendra Bhambhani
Mr. Randy MacDonald (resigned w.e.f. November 28, 2011)
Michael Charles Blomfield (appointed w.e.f. June 22, 2011 and resigned w.e.f. November 28, 2011
Abizer Diwanji (appointed w.e.f. November 28, 2011)

b)	Transactions involving services

	Year ended March 31,
	2012	2011	2010
Services provided by MF to :
Holding Companies
Reimbursement of expenses	549	-	539

Fellow subsidiary Companies
Referral fees	48,449	57,750	51,162
Research fees	173
Brokerage income	18,673	5,333
Reimbursement of expenses	3,676	5,165	5,646
	71,520	68,248	57,347
Services received by MF from :

Holding Companies
Bank guarantee commission	-	72	497
Insurance premium	-	-	(17,567)

Fellow subsidiary Companies
Lease line charges
IB commission expense	4,001	4,691	2,006
Interest expense	956	1,562	888
Membership & subscription	2,197	6,368	3,266
	7,154	12,693	(10,910)
Loan (taken) and repaid (Net)	5,300	(5,300)	383,700

c)	Key management compensation

	Year ended March 31,
	2012	2011	2010
Salaries and other short-term employee benefits	138,362	122,410	71,361
Other long-term benefits (Co-investment plan)	-	-	2,208
Share-based payments	-	-	19,653
	138,362	122,410	93,222

d)	Year-end balances arising from transactions involving services

Due To Related Parties
MF Global Holdings Ltd.	36,985	32,857
MF Global UK Ltd.	33,662	57,953
MF Global Inc. DE	9,220	6,372
MF Global Holdings USA Inc.	2,308	2,014
MF Global Singapore Pte Ltd.	206	1,028
MF Global Holdings HK Ltd.	243	-
MF Global Finance and Investment Services India Private Limited	-	53,000
MF Global Australia Limited	143	125
	82,767	153,349

Due from Related Parties
MF Global Inc. DE	256	179
MF Global Mauritius Pvt. Ltd.	153	1,116
MF Global Singapore Pte Ltd.	5,014	1,243
MF Global Holdings HK Ltd.	-	109
MF Global HK Ltd.	308	269
MF Global UK Ltd.	6,953	7,765
MF Global Futures Trust Company Limited	13	-
MF Global India Pvt. Ltd.	1,550	1,153
MF Global FXA Securites Limited	231	200
	14,478	12,034

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

2.4	Subscription Agreement dated November 10, 2005 between Sify Technologies Limited and Infinity Capital Ventures, LP. (9)

2.5	Standstill Agreement dated November 10, 2005 by and among Sify Technologies Limited, Infinity Capital Ventures, LP and Mr Raju Vegesna. (9)

2.6	Shareholders’ Agreement dated December 20, 2005 between Sify Technologies Limited, Infinity Satcom Universal (P) Limited, and Sify Communications Limited (erstwhile subsidiary). (10)

2.7	Shareholders’ Agreement dated November 25, 2005 between Sify Technologies Limited and Man Financial. (11)

4.1	Associate Stock Option Plan 2000 (6)

4.2	Associate Stock Option Plan 2002 (6)

4.3	Associate Stock Option Plan 2005 (12)

4.4	Associate Stock Option Plan 2007 (14)

4.5	Form of Indemnification Agreement. (7)

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

4.11
Subscription agreement dated October 22, 2010 between Sify Technologies Limited and Mr Ananda Raju Vegesna, Representative of the entities and affiliates in India of Mr Raju Vegesna, Chairman and Managing Director of the company. (16)

4.12
Amendment to subscription agreement dated September 7, 2011between Sify Technologies Limited and Mr Ananda Raju Vegesna, Representative of the entities and affiliates in India of Mr Raju Vegesna, Chairman and Managing Director of the company. (17)

8.1	List of Subsidiaries.

11.1	Code of Conduct and Conflict of Interest Policy (6)
12.1	Rule 13a-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a) Certification of Chief Financial Officer

13.1	Section 1350 Certification of Chief Executive Officer

13.2	Section 1350 Certification of Chief Financial Officer

15.1	Consent of ASA & Associates in respect of the Sify Technologies Limited

15.2	Consent of ASA & Associates in respect of the MF Global Sify Securities India Private Limited

____________

(1)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.

(2)	Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Commission on October 4, 1999 and incorporated herein by reference.

(3)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.

(4)	Previously filed as an exhibit to the Post-Effective Amendment No. 1 to Form F-6 filed with the Commission on January 5, 2000 and incorporated herein by reference.

(5)	Previously filed as an exhibit to the Registration Statement on Form S-8 (File No. 333-101322) filed with Commission on November 20, 2002 and incorporated herein by reference.

(6)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 29, 2004 and incorporated herein by reference.

(7)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-2 filed with the Commission on October 13, 1999 and incorporated herein by reference.

(8)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 30, 2004 and incorporated herein by reference.

(9)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 21, 2005 and incorporated herein by reference.

(10)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 7, 2005 and incorporated herein by reference.

(11)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 23, 2005 and incorporated herein by reference.

(12)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 30, 2006 and incorporated herein by reference.

(13)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on April 14, 2008 and incorporated herein by reference.

(14)	Previously filed as an exhibit to the Report on Form 20-F filed with the Commission on October 11, 2008 and incorporated herein by reference.

(15)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on January 23, 2009 and incorporated herein by reference.

(16)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 15, 2010 and incorporated herein by reference.

(17)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on September 8, 2011 and incorporated herein by reference.

SIGNATURES

The company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SIFY TECHNOLOGIES LIMITED

	By:	/s/ Kamal Nath
	Name:	Kamal Nath
	Title:	Chief Executive Officer

	By:	/s/ M P Vijay Kumar
	Name:	M P Vijay Kumar
Date: July 30, 2013	Title:	Chief Financial Officer