Form 20-F
period 2014-03-31
SIFY TECHNOLOGIES LTD
filed 2014-07-21
CIK 1094324

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended March 31, 2014.

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

Tidel Park, 2nd Floor, 4, Rajiv Gandhi Salai, Taramani, Chennai 600113 India

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Name of each Exchange on which registered

American Depository Shares, each represented by One Equity Share, par value ₹ 10 per share	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act

Title of each class	Name of each Exchange on which registered

None	Not Applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

Not Applicable

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

178,530,787 Equity Shares.

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

Yes ☐ No ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell Company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☑

Currency of Presentation and Certain Defined Terms

Unless the context otherwise requires, references in this annual report to “we,” “us,” the “Company,” “Sify” or “Satyam Infoway” are to Sify Technologies Limited, a limited liability Company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. In January 2003, we changed the name of our Company from Satyam Infoway Limited to Sify Limited. In October 2007, we again changed our name from Sify Limited to Sify Technologies Limited. “Sify”, “SifyMax.in,”, “Sify e-ports” and “Sify online” are trademarks used by us for which we have already obtained registration certificates in India. All other trademarks or trade names used in this Annual Report on Form 20-F for the year ended March 31, 2014 (the “Annual Report”) are the property of their respective owners. In this Annual Report, references to “$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “₹”, “Rs.,” “rupees” or “Indian rupees” are to the legal currency of India . References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to the “Group” mean Sify Technologies Limited and its subsidiaries. References to “equity shares” refer to our Indian Equity Shares, which are not traded on an exchange in India or the United States. References to “ADS’s” or “ADSs” refer to our American Depositary Shares, which are traded on the NASDAQ Global Select Market under the symbol “SIFY.”

For your convenience, this Annual Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this Annual Report, all translations from Indian rupees to U.S. dollars contained in this Annual Report have been based on the reference rate in the City of Mumbai on March 31, 2014 for cable transfers in Indian rupees as published by the Reserve Bank of India (RBI), which was ₹ 60.10 per $1.00.

Our financial statements are presented in Indian rupees and prepared in accordance with English version of International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. In this Annual Report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

Summary of Consolidated Financial Data

You should read the summary consolidated financial data below in conjunction with the Company's consolidated financial statements and the related notes, as well as the section entitled “Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report. The summary consolidated statements of income data for the five years ended March 31,2014, 2013, 2012, 2011 and 2010 and the summary consolidated Statement of Financial Position as of March 31, 2014, 2013, 2012, 2011 and 2010 have been derived from our audited consolidated financial statements and related notes to the consolidated financial statements which were prepared and presented in accordance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB). Historical results are not necessarily indicative of future results.

Sify Technologies Limited

Consolidated Statement of Income

(In thousands of Rupees, except share and per share data

and as otherwise stated)

	Year ended March 31,
	2014 ₹	2013 ₹	2012 ₹	2011 ₹	2010 ₹	2014 Convenience translation into US$ in thousands, except share and per share data
						(See Note1)
Revenue	10,460,229	8,570,316	7,698,949	6,886,629	6,710,188	174,048
Cost of goods sold and services rendered	(6,136,860)	(5,340,910)	(5,124,090)	(4,515,488)	(4,339,089)	(102,111)
Other income	93,461	50,858	37,377	72,693	131,789	1,555
Selling, general and administrative expenses	(2,739,813)	(2,451,474)	(2,083,892)	(2,135,741)	(2,239,864)	(45,588)
Depreciation and amortization	(1,101,243)	(848,210)	(691,560)	(685,836)	(656,797)	(18,323)
Impairment loss on intangibles including goodwill	-	-	-	(1,857)	(47,269)	-
Income from legal settlement	-	-	-	-	561,120	-
Profit / (loss) from operating activities	575,774	(19,420)	(163,216)	(379,600)	120,078	9,581

Finance income	120,248	73,853	59,313	45,698	27,994	2,001

Finance expenses	(377,622)	(260,441)	(306,732)	(258,622)	(293,873)	(6,284)

Net finance income / (expense)	(257,374)	(186,588)	(247,419)	(212,924)	(265,879)	(4,283)

Profit from sale of equity accounted investee and rights therein	-	657,577	-	-	-	-
Share of profit of equity accounted investee (net of income tax)	-	-	27,298	73,032	91,135	-
Profit / (loss) before tax	318,400	451,569	(383,337)	(519,492)	(54,666)	5,298
Income tax (expense) / benefit	-	-	-	-	81,479	-
Profit / (loss) for the year	318,400	451,569	(383,337)	(519,492)	26,813	5,298
Attributable to:

Equity holders of the Company	318,400	451,569	(383,337)	(519,492)	17,027	5,298
Non-controlling interest			-	-	9,786	-

	318,400	451,569	(383,337)	(519,492)	26,813	5,298
Earnings / (loss) per share
Basic earnings /(loss) per share	2.33	3.43	(3.71)	(8.20)	0.33	0.04
Diluted earnings/(loss) per share	2.33	3.43	(3.71)	(8.20)	0.33	0.04

Particulars

(Rupees in thousands, except share and per share data)

Balance Sheet data

	March 31,					Convenience translation into US$ in thousands, except share and per share data (see note 1 )
	2014	2013	2012	2011	2010	2014
	₹	₹	₹	₹	₹	$
Cash and cash equivalents including restricted cash	1,270,127	1,001,052	892,768	543,097	878,698	21,134

Net current assets	1,110,210	755,219	995,834	(36,354)	(46,814)	18,474

Total assets	14,114,363	11,799,408	10,582,818	9,238,371	9,345,824	234,849

Total equity attributable to equity shareholders of the Company	6,955,653	6,311,422	5,850,654	4,665,792	4,171,092	115,735

Cash Flow Data
Net cash provided by / (used in):
Operating activities	968,441	463,407	600,214	225,359	759,802	16,114
Investing activities	(806,684)	(212,748)	(901,971)	(730,650)	(896,683)	(13,422)
Financing activities	114,999	11,232	536,407	551,700	(354,486)	1,914

Notes

1.	The convenience translation to U.S. Dollars was performed at the reference rate in the City of Mumbai for cable transfers as published by Reserve Bank of India on March 31, 2014 of ₹ 60.10 per $1.00, which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at this rate or at all.

2.	Reference to shares and per share amounts refer to our equity shares. Our outstanding equity shares include equity shares held by a depository underlying our ADSs. Effective September 24, 2002, one ADS represented one equity share.

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

	High	Low
Month	Rs.	Rs.
June 2014	60.37	59.06
May 2014	60.34	58.43
April 2014	61.12	59.64
March 2014	61.90	60.09
February 2014	62.69	61.93
January 2014	62.98	61.35

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

	Period
Fiscal Year Ended	end	Average	High	Low
March 31	Rs.	Rs.	Rs.	Rs.
2014	60.10	60.49	68.36	53.74
2013	54.39	54.53	57.22	50.56
2012	51.16	47.94	54.23	43.94
2011	44.65	45.58	47.57	44.03
2010	45.14	47.36	50.53	44.94

On March 31, 2014, the reference rate in the City of Mumbai for cable transfers in Indian rupees as published by RBI was ₹60.10.

On July 18, 2014, the reference rate in the City of Mumbai for cable transfers in Indian rupees as published by RBI was ₹ 60.33

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

We have made a net profit of ₹ 318 million ($5.31 million) for the year ended March 31, 2014 with an accumulated deficit of ₹ 13,220 million ($219.97 million) as at March 31, 2014.We may in the future incur net losses and suffer negative operating cash flows. We expect to increase our expenditures as we continue to expand our services, promote our brand, and invest in the expansion of our infrastructure. We have and in the future may incur expenses in connection with investments in Data Centres and infrastructure. Accordingly, we will need to generate significant additional revenues in order to become profitable. Our business model is not yet consistently proven in the Indian Information and Communications Technology (ICT )space, and we cannot assure you that we will improve our profitability or that we will not incur operating losses in the future. If we are unable to become consistently profitable and continue to sustain losses, we will be unable to build a sustainable business and our results of operations will be adversely affected. In this event, the price of our ADSs and the value of your investment may decline

We may fail to meet such obligations of export under the Export Promotion Capital Goods Scheme (EPCG) and be subjected to penalties.

During the year 2012-13, we availed the duty benefit for our import of capital goods under the EPCG scheme available for export of services. Under the scheme, we are eligible to import capital goods without import duty with an obligation to generate export earnings to the extent of 6 times (March 2013: 8 times) the value of such duty benefit availed within a period of 6 years (March 2013: 8 years). Though there are export earnings at present, we may fail to fulfill such obligation in the future. In the case of a shortfall in fulfilment of such export obligation as of March 31, 2014, we may be subjected to repay the duty benefit availed along with interest.

The global economic environment increased pricing pressure and decreased utilization rates could negatively impact our revenues and operating results.

Spending on technology products and services in most parts of the world has been rising steadily for the past several years. However, there was a decline in the growth rate of global IT purchases due to the interim economic slowdown and we believe the market may not recover in the same pace in the near term.

With regard to the Indian economy, pricing and competition continue to be under pressure. Lead times for orders or contracts have become much longer, as we have longer credit periods. These factors have affected and would affect the growth in demand for our corporate business.

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

For the year ended March 31, 2014, we have recognized a loss of ₹ 5.28 million ($0.09 million) on foreign exchange translations. If foreign exchange currency markets continue to be volatile, such fluctuations in foreign currency exchange rates could materially and adversely affect our results of operations in future periods. Also, the volatility in the foreign currency markets may make it difficult to hedge our foreign currency exposures effectively and make them expensive.

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

In July 2012, the RBI has mandated conversion of foreign currency balances held in Export Earners Foreign Currency (EEFC) Accounts, before the end of subsequent month of the transaction. This may force us to convert foreign currency balances to INR at an unfavorable exchange rate, which will result in loss.

We may encounter legal confrontations as the Information Technology Act 2000 lacks specificity as to issues on online processes and/or Internet.

We believe that the Information Technology Act of 2000 as amended in 2011 (the “ITA”), an Indian regulation, does not address all areas of online processes or the Internet. In exercise of the powers conferred by the ITA, the Government of India issued rules in April 2011 called Information Technology rules with stringent privacy norms for Internet Service Providers and the intermediary who is handling sensitive personal information. The ITA has mandated the service providers to maintain transactions, receipts, vouchers in specific formats. The records should be produced for inspection and audit by a government nominated agency or person. The Government of India is authorized to audit security and privacy protection measures. We are exposed to risks relating to unauthorized access and non-compliance of regulations by our business partners. Such events may negatively affect our reputation, and violations of the Information Act may result in fines, litigation or cause us to incur legal costs, which may adversely affect our business and results of operations.

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

A significant number of competitors have entered India’s Internet service provider industry. The large players, especially the state run telecommunication companies, may enjoy significant competitive advantages over us, including greater financial resources, which could allow them to charge prices that are lower than ours in order to attract customers. These factors have resulted in periods of significant reduction in actual average selling prices for our services. We expect the market for Internet access and other connectivity services to remain extremely price competitive. Increased competition may result in operating losses, loss of market share and diminished value in our services, as well as different pricing, service or marketing decisions. In addition, competition may generally cause us to incur unanticipated costs associated with research and product development. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as the availability of skilled employees in India, the price at which our competitors offer comparable services, and the extent of our competitors’ responsiveness to their clients’ needs. We cannot assure you that we will be able to successfully compete against current and future competitors, or that we will not lose key employees or customers to such competitors, which may adversely affect our business and results of operations.

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

Procuring power at lower costs for Data Centres by the competitors may put us at a disadvantage in terms of pricing for our Data Centre operations.

The single largest operating cost in Data Centres is power. Currently all Data Centres are now located in proximity to, or at the edge of major urban centers such as Mumbai, Chennai , Bengaluru and the new facility at Noida. We are also building a facility in Mumbai. Inexpensive land and labor allow companies to locate new Data Centres in remote locations. We may neither be in a position to develop Data Centres at remote locations where power is cheap nor procure power at cheaper rates for our Data Centres. If our competitors procure power at lower cost, they may have an advantage over us with respect to pricing. Our inability to offer competitive pricing may result in loss of customers and will impact our business and result of operations. The alternate sources of power are also exposed to inflation, regulation and hence, any undue price increase would affect our energy cost significantly.

We have added a number of new business offerings over the years like International Voice and Data, Collaborative tools, DC build on BoT, Managed services delivery on Cloud platform, Web based solutions among others.

The risks we face in developing our services include our inability to:

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

Our revenues, expenses and operating results have varied in the past and may fluctuate significantly in the future due to a number of factors, many of which are outside our control. A significant portion of our investment and cost base is relatively fixed in the short term. Our revenues in the foreseeable future will depend on many factors, including the following:

•	the range of network services provided by us and the usage thereof by our customers;

•	the quantum and nature of any agreements we enter into with strategic partners for our services;

•	the services, products or pricing policies introduced by our competitors;

•	capital expenditure and other costs relating to our operations;

•	the timing and quality of our marketing efforts;

•	our ability to successfully integrate operations and technologies from any acquisitions, joint ventures or other business combinations or investments;

•	the introduction of alternative technologies;

•	technical difficulties or system failures affecting the telecommunication infrastructure in India, the Internet generally or the operation of our websites; and

•	the range of Data centre services provided by us and its subscription thereof by our customers.

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

We face a competitive labour market for skilled personnel and therefore are highly dependent on our existing key personnel and on our ability to hire additional skilled employees.

Our success depends upon the continued service of our key personnel including our senior management team, including our CEO and Chairman, Mr. Raju Vegesna. Each of our employees may voluntarily terminate his or her employment with us. Our success also depends on our ability to attract and retain such highly qualified technical, marketing and sales personnel. The labour market for skilled employees in India is extremely competitive, and the process of hiring employees with the necessary skills is time consuming and requires significant resources. We may not be able to retain or integrate existing personnel or identify and hire additional personnel in the future. The loss of the services of key personnel or the inability to attract additional qualified personnel could disrupt the implementation of our business strategy, upon which the success of our business depends.

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

If either the confidentiality provisions or the non-competition clauses are unenforceable, we may not be able to maintain the confidentiality of our know-how. In the event that confidential technical information or know-how about our products or business becomes available to third parties or to the public, our competitive advantage over other companies in the wireless based IP/VPN industry could be harmed which could have an adverse material effect on our current business, future prospects, financial condition and results of operations.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Dodd–Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”) , Sarbanes-Oxley Act of 2002 (“SOX”), new SEC regulations and NASDAQ Stock Market rules are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

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

The Indian Companies Act, 2013, which replaced the Companies Act, 1956, effective April 1, 2014, has imposed numerous and onerous compliance requirements on the Corporates in India. The new Act introduced significant provisions relating to governance, e-management, compliance and enforcement, enhanced disclosure norms, accountability of management, stricter enforcement, investor protection, class action suits, corporate social responsibility, compulsory appointment of Independent and Woman Directors, rotation of Auditors etc among others. Compliance with the provisions of the new Act may pose a greater challenge to the Corporates in India both in terms of responsibility and cost.

We may inadvertently fail to comply with local laws of other countries in connection with the negotiation and execution of operational agreements.

As part of our international business, we may negotiate with and enter into contracts with strategic partners, clients, suppliers, employees and other third parties in various countries. We may inadvertently fail to comply with their laws which may result in lawsuits or penalties, which could adversely affect our business or results of operations.

Our inter-city network is leased from other service providers and is dependent on their quality and availability.

We have provided inter-city connectivity for our Enterprise customers through lease arrangements rather than through capital investment in assets, Our ability to offer high quality telecommunications services depends, to a large extent, on the quality of the networks maintained by other operators, and their continued availability, neither of which is under our control. However, the abundance of inter-city connectivity provides us with the ability of switching to telcos offering better services. Although we always use more than one service provider where required, there can be no assurance that this dependence on external parties would not affect our network availability. Any prolonged loss of network availability could adversely affect our business and results of operations.

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

We could be subject to intellectual property infringement claims as the number of our competitors grows and the content and functionality of our websites or other service offerings overlap with competitive offerings. Our defences against these claims, even if not meritorious, could be expensive and divert management’s attention from operating our Company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial award as damage and forced to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing technology. We may be unable to develop non-infringing technology or even obtain a license on commercially reasonable terms.

Our current infrastructure may not accommodate increased use while maintaining acceptable overall performance.

Currently, only a relatively limited number of customers use our corporate network. We must continue to add to our network infrastructure to accommodate additional users, increasing transaction volumes and changing customer requirements. We may not be able to project accurately the rate or timing of increases, if any, in the use of our websites or upgrade our systems and infrastructure to accommodate such increases. Our systems may not accommodate increased use while maintaining acceptable overall performance. Service lapses could cause our users to use the online services of our competitors, and numerous customer defections may adversely affect our results of operations.

Our increasing work with Governmental agencies may expose us to additional risks.

We are increasingly bidding for work with Governments and Governmental agencies for Data Centres and other projects. Projects involving Governments or Governmental agencies carry various risks inherent in the Government contracting process, including the following:

•	Such projects may be subject to a higher risk of reduction in scope or termination than other contracts due to political and economic factors such as changes in Government, pending elections or the reduction in, or absence of, adequate funding;

•	Terms and conditions of Government contracts tend to be more onerous than other contracts and may include, among other things, extensive rights of audit, more punitive service level penalties and other restrictive covenants. Also, the terms of such contracts are often subject to change due to political and economic factors;

•	All Government bids are subject to Bank Guarantee depending upon the size of the tender. Any shortfall in service, inability to deliver committed SLA during the project may force the Government to invoke the bank guarantee leading to huge cash losses;

•	Government contracts are often subject to more extensive scrutiny and publicity than other contracts. Any negative publicity related to such contracts, regardless of the accuracy of such publicity, may adversely affect our business or reputation;

•	Participation in Government contracts could subject us to stricter regulatory requirements, which may increase our cost of compliance; and

•	Such projects may involve multiple parties in the delivery of services and require greater project management efforts on our part. Any failure in this regard may adversely impact our performance.

•	In addition, we operate in jurisdictions in which local business practices may be inconsistent with international regulatory requirements, including anti-corruption and anti-bribery regulations prescribed under the U.S. Foreign Corrupt Practices Act (“FCPA”), which, among other things, prohibits giving or offering to give anything of value with the intent to influence the awarding of Government contracts. Although we believe that we have adequate policies and enforcement mechanisms to ensure legal and regulatory compliance with the FCPA, and other similar regulations, it is possible that some of our employees, subcontractors, agents or partners may violate any such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions, including penalties. If we fail to comply with legal and regulatory requirements, our business and reputation may be harmed.

Our Dividend payment policy is contingent upon the Company’s profits each year.

We have not paid cash dividends to date due to the losses in the previous years and availability of divisible profits under the Indian law. In view of the positive performance of the Company during the year 2013-14, the Board of Directors has recommended a 10% cash dividend to all the shareholders of the Company for the year ended March 31, 2014, which is subject to the approval of the shareholders at the ensuing Annual General Meeting to be held on July 28, 2014.

Dividend payment is a function of profits and the distribution of profit is based on home country laws and the financial statements prepared under the Indian GAAP.  The Board of Directors after assessing various factors including the future cash flow requirements of the Company has recommended a dividend payout to the shareholders for approval at the Annual General Meeting.

The dividend payment policy of the Company is not certain and is contingent upon the level of performance of the Company and the recommendation of the Board and the approval of the shareholders.

Risks Related to the ADSs and Our Trading Market

The interests of our significant shareholder, Mr Raju Vegesna, our CEO, Chairman and Managing Director may differ from your interests.

Effective as of October 30, 2010, upon the consummation of the private placement to an entity controlled by Mr Raju Vegesna, our CEO, Managing Director and Chairman of the Board of Directors of the company, Mr Raju Vegesna beneficially owns approximately 86.27% of our outstanding equity shares. Mr P.S.Raju serves on our Board of Directors as a nominee of Infinity Capital Ventures, LP, an entity controlled by Mr Raju Vegesna. As a result, Mr Raju Vegesna will be able to exercise control over many matters requiring approval by our Board of Directors and / or shareholders, including the election of directors and approval of significant corporate transactions, such as a sale of our company. Under Indian law, a simple majority is sufficient to control all shareholder action except for those items, which require approval by a special resolution. If a special resolution is required, the number of votes cast in favour of the resolution must not be less than three times the number of votes cast against it. Examples of actions that require a special resolution include:

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

Under the Companies Act, 2013, or the Indian Companies Act, a Company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the shares voting on the resolution to waive such rights.

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

Under Indian law, subject to the presence in person at a shareholder meeting of persons holding equity shares representing a quorum, all resolutions proposed to be approved at that meeting are voted on by a show of hands unless shareholders present in person and holding (a) not less than one-tenth of the total voting power entitled to vote on a resolution or (b) shares with an aggregate paid up capital of at least ₹ 5,00,000 demand that a poll be taken. Equity shares not represented in person at the meeting, including equity shares underlying ADSs for which a holder has provided voting instructions to the Depository, are not counted in a vote by show of hands. As a result, only in the event that a shareholder present at the meeting demands that a poll be taken will the votes of ADS holders be counted. Securities for which no voting instructions have been received will not be voted on a poll. Accordingly, you may not be able to participate in all offerings, transactions or votes that are made available to holders of our equity shares.

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

The market price of our ADSs has been and may continue to be highly volatile. Many factors could cause the market price of our ADSs to rise and fall. Some of these factors include:

•	perception of the level of political and economic stability in India;

•	actual or anticipated variations in our quarterly operating results;

•	announcement of technological innovations;

•	conditions or trends in the network/data services, Internet and electronic commerce industries;

•	the competitive and pricing environment for network services in India and the related cost and availability of bandwidth;

•	the perceived attractiveness of investment in Indian companies;

•	acquisitions and alliances by us or others in the industry;

•	changes in estimates of our performance or recommendations by financial analysts;

•	market conditions in the industry and the economy as a whole;

•	introduction of new services by us or our competitors;

•	changes in the market valuations of other Internet service companies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	our failure to integrate successfully our operations with those of any acquired companies;

•	additions or departures of key personnel; and

•	other events or factors, many of which are beyond our control.

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

The Ministry of Finance of the Government of India (‘MoF’) issued a press release dated March 31, 2006, making amendments to the ’Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme 1993’ (‘the Scheme’). The amendments included a statement that unlisted Companies which had accessed FCCBs, ADR/GDRs in terms of guidelines of May 22, 1998 and are not making profit, be permitted to comply with listing condition on the domestic stock exchanges within three years of having started making profit. Further, the notification states that no fresh issues of FCCBs, ADR/GDRs by such companies will be permitted without listing first in the domestic exchanges. These regulatory requirements may adversely affect our ability to raise further capital for funding ongoing and future expansion plans of the company. The Securities and Exchange Board of India (SEBI) has amended the (Issue of Capital and Disclosure Requirements) (Fourth Amendment) Regulations, 2012 on October 12, 2012.  In terms of the amended Clause 26 (1) (b), in order to be eligible to conduct an Initial Public Offer, a Company must have a minimum average pre-tax operating profit of ₹ 150 million, calculated on a restated and consolidated basis, during the three most profitable years out of the immediately 5 preceding years.

This is in addition to the other requirements such as a Company must have a track record of distributable profits in terms of Section 123 of the Companies Act, 2013 for at least three out of the immediately preceding five years; provided that extraordinary items shall not be considered for calculating distributable profits, for being eligible to conduct an IPO.

As the Company is not in a position to satisfy the amended condition, it may not be required to comply with the notification of the Ministry of Finance in completing the IPO in the near future.

However, in September 2013, the Ministry of Finance, Government of India, has liberalized the condition for Unlisted Indian Companies to raise capital abroad without the requirement of prior or simultaneous listing in India initially for a period of two years in order to attract more Foreign Direct Investment.

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

South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighbouring countries, including between India and Pakistan. Recently, Pakistan has been experiencing significant instability and this has heightened the risks of conflict in South Asia. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that investments in Indian companies involve higher degrees of risk. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and the market for our services.

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

Some of the regions that we operate in, are prone to earthquakes, flooding and other natural disasters. In the event that any of our business centers are affected by any such disasters, we may sustain damage to our operations and properties, suffer significant financial losses and be unable to complete our client engagements in a timely manner, if at all. Further, in the event of a natural disaster, we may also incur costs in redeploying personnel and property. In addition, if there is a major earthquake, flood or other natural disaster in any of the locations in which a significant number of our customers are located, we face the risk that our customers may incur losses, or sustained business interruption and/or loss which may materially impair their ability to continue their purchase of products or services from us. A major earthquake, flood or other natural disaster in the markets in which we operate could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Our business is highly regulated as per extant telecom policy of the Government of India (the “GOI”). Our ISP license issued in the year 1998 was valid for a term of 15 years.We have been issued new licenses under the Unified License dated June 26,2014 with a validity of 20 years. If we are unable to renew the licenses for any reason, we will not be able to carry on the said business beyond license term, which may adversely affect our business or results of operations

The GOI has right to revoke, terminate or suspend or take over entire operations for reasons such as national security or similar reasons without compensation to us. In view of increasing cyber threats and attacks, the GOI may require telecom licensees (including ISPs) at their costs to provide monitoring facility across its network, and facilities for capture and retention of data in terms of traffic flow, usage details, etc. This would result in significant increase in costs and possible lesser usage due to perceived invasion of privacy by customers.

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

Under such amendment, all services under the NLD/ILD license have been subjected to an increased license fee from the existing 6% to 7% from July 2012 to March 2013 and 8% from April 2013 onwards. In addition, the Government has also amended the ISP license and brought the same under such license fee of 7% from July 2012 till March 2013 and 8% from April 2013 onwards. Our present licence for Unified License ISP issued on June 2, 2014 provides for payment of Licence fee on pure internet services also. However, the Company approached its industry body i.e Internet Service Providers Association of India (ISPAI) to challenge the said clause before Telecom Disputes Settlement & Appellate Tribunal (TDSAT) and ISPAI challenged the same. Presently the matter is before the Tribunal and the Tribunal has stayed charging the Licence fee on pure internet services.

Such amendments to the license agreements will significantly impact the financials of the Company by way of additional expense due to increased license fees.

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

The statutory corporate income tax rate in India was 30% during fiscal year 2014 and was subject to a 10% surcharge where the taxable total income exceeds ₹ 10 crore (5% where the taxable total income is less than ₹ 10 crores but greater than ₹ 1 crore), 2% education cess and 1% secondary and higher education cess, resulting in an effective tax rate of or 33.99% (or 32.45%). We cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be implemented by the Government of India. We may be subject to tax claims by the Government of India against us in the future. Defending these claims would be expensive, time consuming and may divert our management's attention and resources from our operations.

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

We might not be able to grow Network Connectivity services due to a declining contribution.

In the Network Connectivity business, realization could be lower year on year based on the market conditions. Every year when annual contracts come up for renewal, customers sign up for more bandwidth or more links at a lower unit price. This is offset somewhat by lower bandwidth costs, which we renegotiate with our service providers. This impacts us in two ways: first, despite an increase in sales volume, we may not see a commensurate rise in revenues; and secondly, margins in our business are continually shrinking.  Therefore, our revenue from our connectivity business may stagnate with declining bandwidth costs.

We may not be able to retain and acquire customers for our data centres.

In the field of data centre services, competition from data centre operators may attract customers away from us or make it more difficult for us to attract new customers. If competitors are more successful than us in the market, it could be difficult for us to retain and/or acquire customers. Furthermore, once customers cease using our services and choose another service provider, it may require substantial efforts in terms of cost and time to re-acquire such customers, and despite spending on such customer acquisition or retention, we may be unsuccessful in retaining such customers.

In order to improve our competitiveness, we have constructed Data Centres at NOIDA near Delhi, India and are constructing a Data Centre at Rabale in Mumbai, India. If we are unable to attract adequate customers, we will not be able to achieve the revenues initially anticipated, which could have an adverse effect on our future results of operations and financial condition.

Our data centres may not be competitive enough in terms of green features.

We may fail to convert our existing Data centres and/or build new Data centres under the LEED (Leadership in Energy and Environmental Design) Commercial Interior (CI) programme of United States Green Building Council (USGBC). LEED certification is an internationally recognized programme and is considered one of the highest standards for energy efficient constructions. The data centre uses several green features such as site ecology, water conservation, smart energy meters and equipments, reduction of CO2 emissions, high recycle content, effective waste management and eco-friendly interiors. Increased demand for green data centre may hamper the marketing of our existing data centres that are not LEED certified.

Reduction in power supply and non availability of fuel may affect our Data Centres

There has been acute power shortage in recent years in India and hence, there could be a reduction in the availability of electricity. Where there is non availability of power supply in Data Centres, we resort to alternate sources of power (fuel) and the running of the Data Centres mainly depend on the availability of fuel. Non availability of power/fuel will disrupt our operations and it would be difficult for our customers to access data during such times.

We may lose relevance and revenues if we do not position our business models in line with current and future technology trends.

Technology trends, such as cloud computing and software-as-a-service, allow new business models that could replace current lines of business unless we are aware of them and position ourselves to take advantage of the transition. The markets for our services are characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent introduction of new services. We may not successfully identify new opportunities, develop and bring new services to market in a timely manner. Unless we are able to adopt and deploy these advancements in technology and infrastructure, we may lose our competitive position in the marketplace, which would adversely affect our revenues and may lead to increased customer attrition, as our customers switch to other providers.

We may fail to augment our skills and capability to best manage our services over Internet Protocol and data networks.

We have been able to build a reputation and maintain our lead because of our expertise and capability with the delivery and management of services over Internet Protocol and data networks. With the build-up of the capability and experience of our competitors, we are at the risk of losing market share, if we do not augment our skills and capabilities to keep our qualitative lead over them. Infrastructure such as networks are considered by customers as a commodity, and the only differential that we offer is our ability to manage and monitor services in a superior manner.

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

As we participate in bidding for large Government of India contracts, as well as business from large corporations, we increasingly come under scrutiny for financial indicators. Unless we leverage our capacity and become consistently profitable, we could be excluded from major government projects because we fail to meet their selection criteria, which would adversely affect our business and results of operations.

The success of our business depends on our capability to develop compatible applications and tools.

As we offer our Applications Integration services to an increasing base of large corporations, we run the risk of not being able to meet their needs for scaling and sophistication in future if we do not build the capacity to develop and integrate applications software to meet with future needs. We may not have adequate resources to develop our capability as a result of emerging sophistication required for such services. The failure to develop such resources may adversely affect our business and results of operations.

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

As we expand the network to small cities and towns (Semi – urban and rural locations), there is an operational cost involved in both the establishment and operation of these nodes. While the expansion is facilitated by a corporate order, we have to subsequently get additional business for capacity utilization in these nodes to make them profitable. If we are not able to do this rapidly by scaling up the business through these towns, we run the risk of overcapacity on the network in new areas, which results in a higher cost structure and lower margins.

Absence of policy support will hamper Internet and Data Services.

We have, and continue to be subject to Indian regulations regarding the VPN license requirements, including the percentage of foreign holdings to offer VPN services as well the need for NLD/ILD licenses to offer VPN services and carrier voice services. The growth and development of the data and internet sector is dependent the policy support of Department of Telecommunications. Regulatory changes, as well as the continuing lack of policy initiatives to revitalize the data and Internet sector continue to be a risk.

We cannot influence policies that facilitate the growth and development of data and Internet connectivity in India. The absence of policy support for internet and data services may hamper the growth of such services in future, which would adversely affect our business and results of operations.

Constant improvement of technology standards/ skills and evolving tools and applications are essential to sustain our position in remote management of IT infrastructure.

We are relatively unknown outside India in comparison to other established IT players who have a large base of customers. If we are not able to constantly upgrade our technology standards and skills, and if we are unable to scale for critical mass in the near term, our competitive position would be adversely affected.

Management of IT infrastructure is dependent on sophisticated tools and applications to remotely monitor the IT infrastructure and assets of customers. If we are unable to retain our competitive advantages in terms of the evolving tools & applications, or the maturity of our processes, we may lose customers and be at a competitive disadvantage compared with our larger competitors

The slower pace of recovery of the United States economy, affects sales of our Remote Infrastructure Managed Services and eLearning services.

The rate of recovery of the United States may result in reduced demand for our eLearning products, as our customers may reduce their training budgets and programming.  Additionally, we may not be able to acquire new customers due to the economic situation prevailing in United States. A prolonged period of reduced customer demand for our eLearning services may adversely affect our business and results of operations.

Emergence of Enterprise Software Suites may hamper the growth of our e-Learning stream.

The emergence of competitors such as Oracle, IBM, SAP, SumTotal and SABA offering Enterprise Software Suites for eLearning for large organizations to develop their own learning platforms could be a threat to our business in future. We may lose our business to our competitors, and if we are unable to acquire new customers or retain our existing customers, our revenues and results of operations may suffer.

If we do not continue to develop and scale compelling content, products and services, our ability to attract new customers or maintain the engagement of our existing consumers could be adversely affected.

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

We are subject to quality of service (QOS) guidelines issued by TRAI. Failure to comply with one or more applicable guidelines may expose us to fines/penalties.

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

Fixing up a contention ratio, may put standalone ISPs, at a disadvantage as cost of delivery of Internet bandwidth may increase. Telecom companies offering similar internet services are tempted to offer significantly lower prices and incentives as they own the last mile. Also by bundling telephony along with Internet, they can enhance their otherwise idle last mile. Under such circumstances, it will be very difficult for ISPs providing retail service to compete with big Telcos which can offer broadband services by cross subsidizing with voice/other services.

•	Submission of Carbon foot print report from the financial year 2011-12 and also to submit a carbon foot print report twice a year from the financial year 2013-14 , for the six months ending September 30, before 15th of November and for the six months ending March 31, by 15th of May each year.

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

Sify Technologies (Singapore) Pte. Ltd and Pace Info Com Park Private Limited are our wholly owned and controlled subsidiaries. During the financial year 2013-14, the subsidiaries, Sify Software Limited and Hermit Projects Private Limited were merged with and into Sify Technologies Limited. Also, the subsidiary, Sify Empower India Foundation was closed by filing the necessary application with the statutory authorities.

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

In March 2000, we launched our network of public Internet cafés called iways to cater to the needs of Indians who do not have access to the Internet. In September 2000, we commenced our hosting services from our India’s first Tier-III Data Centre at Vashi, Mumbai to provide co-location and managed services to our clients. In June 2001, we obtained permission to provide wireless connectivity on the 5.7 GHz spectrum from the Wireless Planning Commission. This enabled us to convert all our iways from Integrated Services Digital Network, or ISDN, connectivity on the last mile to wireless connectivity. This technology also enabled us to commence our high-speed/broadband access to homes, which began in March 2003. To enable quicker access to homes, we developed a model of partnering with Cable Television Operators, or CTOs, who already interface with households for providing cable television facilities to millions of households in India.

In April 2002, ISP’s were permitted to provide restricted VoIP limited to outbound calls to International destinations and personal computer to personal computer calls in India. We started providing this service through our network of cybercafés, and later on through VoIP booths located in large commercial areas and corporate office complexes across major cities in India.

From the time we launched our corporate services in 1997, we have continually upgraded our technology to provide data services to corporate clients. We were the first Internet service provider in India to make our entire network IP-based and subsequently Multi Protocol Label Switching (MPLS)-enabled, which permitted us to continue to grow our corporate customer base. As of March 31, 2014, we provide data connectivity services to over 4000 corporate clients in industries ranging from information technology, manufacturing, banking and financial services industry, pharmaceuticals, retail distribution and the Government.

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

On March 24, 2008, the Company entered into a Subscription Agreement with Infinity Satcom Universal Private Limited (Infinity Satcom Universal), a private limited Company in India which is controlled by Ananda Raju Vegesna and brother of Raju Vegesna, CEO, Chairman and Managing Director, for issuance of 12,817,000 Equity Shares of the Company with face value of ₹ 10/- per share at a premium of ₹ 165/-. It was approved by the Company’s shareholders at the Extraordinary General Meeting held on March 17, 2008.

On March 24, 2008, we received a sum of ₹ 112.14 million (comprising of ₹ 12.81 million towards face value and ₹ 99.33 million towards securities premium). Subsequently, Infinity Satcom Universal communicated to the Company that they would focus their attention on the business of Sify Communication Limited (erstwhile subsidiary) and hence shall not contribute the balance money towards the subscription of 12,817,000 Equity Shares on call. On August 29, 2008, the Board of Directors, forfeited the shares allotted and the application monies collected (₹ 112.14 million including sums towards capital and premium).

On October 30, 2010, we consummated the issuance and sale of 125,000,000 of our equity shares in a private placement to Raju Vegesna Infotech & Industries Private Limited, our promoter group, and an entity affiliated with our CEO, Managing Director and Chairman, Mr Raju Vegesna. See note 40 in the notes to the financial statements in this Annual Report.

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

Principal Capital Expenditures

In fiscal year 2014, 2013 and 2012, we spent ₹ 930 million (US $15.47 million), ₹ 1,661 million, ₹ 952 million respectively, on capital expenditures. As of March 31, 2014, we had contractual commitments of approximately ₹ 1,326.44 million (US $22.07 million) for capital expenditure towards the acquisition of property, plant and equipment. These commitments included approximately ₹ 1,256.83 million (US $ 20.91 million) in domestic purchases and ₹69.61 million (US $ 1.16 million) in imports and overseas commitments for products and spares. All our capital expenditures were financed out of cash generated from operations, equity infusion and borrowings from banks.

Investment Strategy

In evaluating investment opportunities, we consider important factors, such as strategic fit, competitive advantage and financial benefit, through a formal net present value evaluation.

Sify Software Limited (formerly Sify Networks Private Limited)

In March 2004, we acquired E Alcatraz Consulting Private Limited, a Company engaged in the business of providing security services to corporate customers, for a consideration of ₹ 32.7 million.

During October 2009, Sify Technologies transferred eLearning, Software Development and other related businesses, which are non-telecom businesses, to the subsidiary Company for a consideration of ₹ 450 million, which was discharged by way of issue of 4.5 million ordinary shares in Sify Software Limited. Consequently, the name of E Alcatraz Consulting Private Limited was changed to Sify Software Limited in order to reflect the activities relating to Software Development business.

Due to continuous losses and the consequent erosion of the networth, Sify Software Limited was merged with Sify Technologies Limited effective April 1, 2013.

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

Due to the decline in business travels on account of global economic environment, the company tested impairment for goodwill and intangibles, and has recorded ₹ 1,857, ₹ 47,269 and ₹ 15,200 as impairment charge during the years 2010-11, 2009-10 and 2008-09 respectively.

India World Communication Limited

India World Communications Limited filed an application with the Registrar of Companies, Tamil Nadu in 2008 for the winding up of its business under section 560 of the Indian Companies Act,1956. The Registrar had struck off its name from the register. Since then, India World Communications Limited ceased to exist from the date of order of the ROC.

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

Hermit Projects Private Limited & Pace Info Com Park Private Limited

In November 2011, we acquired Hermit Projects Private Limited (HERMIT) for the implementation of a state-of-art Data Centre Project at Noida, U.P, along with its wholly owned subsidiary Pace Info Com Park Private Limited (PACE), the original allottee of the land at Noida, U.P. for a consideration of ₹ 114 crores. As HERMIT was acquired only as a Special Purpose Vehicle for acquiring PACE, HERMIT merged with Sify Technologies Limited, the holding Company effective April 1, 2013.

It is also proposed to merger PACE with Sify Technologies Limited, the holding Company effective April 1, 2014 subject to the approval of the shareholders and the Hon’ble High Court of Madras, India.

Sify Empower India Foundation

Sify Empower India Foundation (SEIF) was incorporated as a non-profit organisation in November 2010 to carry on the activity of promoting employability, education, financial inclusion and healthcare for urban and rural consumers through the innovative use of ICT in an integrated and sustainable manner.

Initially, the Company had a 10% holding in SEIF and acquired an additional 89.80% in October 2012.

Due to changes in the Company’s business model SEIF had not started its commercial activities and hence, SEIF was closed in 2014 by filing the necessary application with the statutory authorities.

Sify Technologies North America Corporation

Sify Technologies North America Corporation was incorporated in the State of Delaware, USA on May 7, 2014 as a wholly owned Subsidiary of Sify to pursue the overseas market for eLearning and International Managed Services in the US region.

Business Overview

We are among the largest integrated ICT Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 1241 cities and towns in India. This telecom network also connects 36 Data Centres across India including Sify’s 5 Tier III Data Centres across the cities of Chennai, Mumbai, Delhi and Bengaluru and customer data centres.

In late 2012, we reorganised our Business to enable scale, flexibility and the ability to cross pollinate our business across multiple verticals. The focus of the business shifted to Solutions and Services from a hitherto infrastructure focus. This, we call Sify 3.0.

Post the re- organization along service lines, a significant part of the our revenue is derived from Enterprise Services, comprising of Telecom services, Data Centre services, Cloud and Managed services, Applications Integration services and Technology Integration services. Sify also provides services that cater to the burgeoning demands of the SMB community, much of it on its Cloud services platform.

a)	Telecom services

The Core service in the portfolio is the Telecom Services which is also among the most matured, tracing its legacy back to earlier years as India’s first Private Internet Service Provider. The slower pace of use of private computers led a midway diverge to build networks that could be used by large Enterprises for their business needs. The early start has helped us to leverage the market potential; we are today India’s leading network provider offering the highest wireless endpoints and an equal number of wired terminations.

Forecasting the explosive growth that the telecom market will see, we were the first in the country to offer an IPv6 ready network; a fact underscored by the Telecom policy of 2012. This network reaches around 1241 towns and cities and gives a prospect of more than 2317 points of presence.

The focus of the Telecom Services is on the following lines:-

▪	India Data Business – Addressing the Data Communication needs of Large and Emerging Enterprises in India across each of their distributed points of business. We do this by leveraging our network span across 1241 towns and cities.

▪	Global Network Business – Addressing the connectivity needs of Enterprises and Carriers to connect in and out of India. Our partnerships with multiple international carriers provides for a seamless integration into and out of the India network.

▪	Wholesale Voice – Addressing the ‘India termination’ and several other countries for Hubbing. Our cable landing station is our strategic investment to address this business need and currently facilitates three international cables servicing the Middle East and a majority of Europe. Investments into strategic global assets will continue to address the opportunity in-and-out India

b)	Data Centre services

We are among the earliest to invest in the Data Centre landscape in the country with our first Data Centre in Vashi, Mumbai in the year 2000. Even in the early days of the IT revolutions, we set very high benchmarks with each of our subsequent data being Tier III compliant. During 2013, we inaugurated our first Green Data Centre in Noida near Delhi. We currently have 5 Tier III Data Centres across various geographical locations in India. This business offers services such as co-location, regular backup, server load balancing, remote backup; Managed Services like Messaging, shared Hosting, network and security; Storage and Virtualization and Managed Voice services to all resident Enterprises.

c)	Cloud and Managed services

The Data explosion witnessed by the country opened up many opportunities and challenges. This has driven Indian Enterprises towards asset light solutions aiming at lower Total Cost of Ownership (TCO). Foremost among them were for Managed services, Data Security and cloud services. Cloud services was a product of the market demand from Enterprises who sought to de-focus themselves from operating cumbersome IT infrastructure and moving towards an Opex based computing practice. Today, this practice follows both a collaborative and standalone approach offering Cloud services from industry leaders like Hp and VMware, and also through home grown solutions.

This business provides On-Demand, anywhere, Flexible, Multi-tenant and Dedicated storage solutions , Public, Private and Hybrid cloud platforms and IaaS, Paas and DR as services. We are also the only company offering Cloud Delivery solutions on a home grown tool with an objective of reducing the TCO offering value to customers, on a completely automated platform called Cloudinfinit.

d)	Technology Integration services

Strategic investment of time and focus over a decade to build India’s premier ICT network has resulted in an admirable knowledge base of products and technologies. With Sify 3.0, we chose to package this into a knowledge offering to the market and thus, emergence of Technology Integration services. Technology Integration Services (TIS) combines Sify’s IT capabilities with its core telecom and Data Centre products to provide a converged turn-key ICT solution to the customer.

TIS leverages Sify’s homegrown expertise in design, implementation and maintenance to deliver end- to-end managed IT services across datacenter, network and security.

Major focus is as follows:

•	Service Desks and Command Centers
•	Voice and Video Conferencing
•	Hosted Contact Centers
•	Unified Communication and Unified Access
•	Virtualization
•	Data Centre Build
•	Campus/LAN/Data Centre Networking
•	WAN Architectures
•	Enterprise and End Point Security

e)	Applications Integration services

The third layer of the Sify business is the Applications Integration services. Aligning to the market opportunity and expectation from our customers on high end value chain services, Sify’s in house team of application developers have designed and developed a full suite of applications to ride on top of our network infrastructure. Some of these have been trailblazers like the Supply Chain management application, Forum and the online assessment tool, iTest. We had invested early on, in the sunrise business eLearning recognizing the demand of Enterprises to take forward a uniform training platform to all branches and subsidiaries.

Today, this business caters to various verticals with offerings like Talent management, and automated platform that enables multi city, multiple point recruitments and test platform, Sales and Distribution platform, eLearning platform primarily for Enterprises outside of India for local and Internet based training, Web solutions like portals and a SAP integration practice.

Industry Overview

The last decade was significant in the IT industry landscape because of several reasons. First was the galloping rate at which IT infrastructure grew along with mobile penetration. Secondly, the emergence of convergence technology and smartphones becoming the defacto’ norm. The third was the network penetration into the hinterland thereby mitigating the connectivity issues and paring the technology landscape. Importantly, the recognition of IT as an infrastructure industry, thus helping in access to power and much needed capital investments.

In the process, India saw the sprouting of a new breed of business, one that viewed IT more as a productive tool that enhanced their business capability while simultaneously lowering their TCO. These businesses set in motion the dual benefits of affordable IT and serviceable IT, thus leading it to being delivered in scalable, flexible and location-agnostic formats.

Today, both Network and device Convergence has become a necessity in order to reduce the complexity of multiple technology or networks and also because of the increased use of server virtualization technology. Network Convergence along with virtualization of the server, network and storage infrastructure are driving the next generation Data Centre towards cloud based service model.

But the Cloud requires a viable eco-system to thrive. An eco-system that we have been steadily building for two decades for our clients. We have strategized these offerings in the form of Sify 3.0, Sify’s third phase of growth. The focus shifted from Capex intensive infrastructure to offering our Solutions and Services as much as on pay per use model.. In order to achieve our Sify 3.0 objective and market orientation, we have restructured ourselves into five business lines of Telecom Services, Data Centre services, Cloud & Managed Services, Technology Integration services and Applications Integration Services.

Sify Business Model

Drawing from the Company’s Vision statement, we endeavour to provide the entire eco-system of ICT services. In doing so, we have to accede to the demands of both the traditional Telecom and IT markets.

The first few years of growth of the IT and Telecom industries were driven primarily in garnering maximum market share and an enviable roster of blue chip clients. With changing dynamics and demands of the market, the two industries have to find a middle ground to retain and expand the market. It was the time of convergence and the perfect fertile ground for our services.

Until 2012, our primary strategy was to invest in infrastructure and being ready before the market cycle demanded our services. Once we attained critical mass, we shifted focus to packaging our products and practices as tangible offerings to the market.

In Sify 3.0, we have restructured our business segments into 5 distinct lines of business namely,

a)	Telecom Services.

Having invested heavily in building among India’s best last mile network services, it was time to scale the utilization through cross alignment with traditional telecom players who were looking to expand our markets to Tier II and Tier III cities and towns and also to IT players who wished to leverage the cost benefits of relocating to Tier II towns.

We do this by leveraging our state-of-the art last mile wireless connectivity and the dense spread of network. Enterprise customers who seek to utilise the network have the choice of being connected to the DC of their choice or any one of our Tier III Data Centres. Today, this multi-mode, multi-mesh network connects 36 of India’s DCs; a fact that endorses the quality of our offering and our network presence

Our network, reaches 1241 cities and towns with approximately 2317 Points of Presence. The completion of the flagship project for India Posts will take this penetration to an estimated 70,000 links thus making us the largest MPLS network in India.

b)	Data Centre services.

Right from our first Data Centre at Vashi, Mumbai in 2000, we have invested in the top of the line technologies across all our networks with every new data centre taking the game forward. The Sify SDA (Sify Data Centre Architecture) 4.0 is an IP that has found acceptance in the several Data Centres that we have built for our customers.

These DCs also offer a multitude of Value Added services over the traditional notion of basic collocation and Opex driven storage solutions. At over 2.0 Lakhs sq.ft coverage today including the new Data Centres, we are among the largest to offer Data Centre space in the market.

c)	Cloud and Managed services

The last few years saw the emergence of Cloud or virtual storage as a tangible product offering. Several Emerging Enterprises saw the benefits of buying-space-as-you-go as against investing in Capex loaded infrastructure. The advent of this business was the quality of high class networks and promise to remotely store your data immaterial of where it was connected from and plugging into it when the enterprises chose to. This eliminated the need for cumbersome server monitoring and the associated cost of ownership.

In order to offer the best-of-breed services, we chose to tie up with the leaders in the business like Hp and VMware. TOur hosting services are also SAP Gold certified giving the much needed SLAs to our customers about the level of our offerings.

d)	Technology Integration services

The nearly two decades spent maturing into India’s premier ICT player has led to building an enviable knowledge bank of integrating, monitoring, maintaining and upgrading every facet of service as demanded by a quickly converging market.

Sify offers turnkey solutions to clients who are new to both technology and technology refreshes. We do this by leveraging our homegrown expertise in design, implementation and maintenance to deliver end-to-end managed IT services across datacenter, network and security.

As described, this business takes the knowledge developed from building Network architecture, Unified Communication and Unified Access, Collaborative tools, Data Centre build, Virtualization, LAN and WAN Architecture and End Point Security and offers them as a complete solution package to customers.

This business is also responsible for Sify bagging some of the biggest deals of the year, for grounds-up technology refresh for some of India’s biggest private and Government clients.

e) Application Integration services.

As with every industry major who chose to offer IT and Managed services, Applications were also demanded by several of our clients. While we chose not to be a core Software player, we do enable the integration of multiple technologies and platforms and the cross breeding of existing ones.

This way, the clients can slowly transition the maturity cycle with their existing application before switching over to newer ones. That said on our services, some of our home grown applications, like Forum and iTest have found favour with a large number of our clientele.

We are looking to strengthen our bouquet of offerings in the years to come.

Strategy

Our vision statement is explicit on our strategy.

We are building a world in which our converged ICT eco-system and our bring-it-on attitude will be the competitive advantage to our customers.

To build a converged ICT eco-system calls for a multidisciplinary approach. While maintaining the tempo of investment in infrastructure, we will, in parallel, strengthen our current offerings of services. The description below provides an explanation on this approach.

•              Cover more of the country with our network, increase the bandwidth support and drive more customer usage. Our network is based on Internet Protocol, or IP, and we are the first Indian service provider to have made our network Multi-Protocol Label Switching (MPLS) compliant. We are also the first IPv6 ready network having laid it down as early as 2000. In the fiscal year 2013-14, we implemented the proprietary CloudCover to connect Data Centres across India with a multi-mode, multi-mesh network. This builds redundancy at multiple levels across the network. This network connects 36 of India’s Data Centres including 5 of our own. To ensure undisrupted high quality service and to achieve cost efficiencies, we have invested in a under sea cable consortium. The capacity went live during the Q1 of 2012-13. We have also leased intercity links from multiple suppliers including BSNL, Bharti, TATA, Railtel and Power Grid Corporation, such that each one of our nodes is accessible from at least two other nodes, if not by two long distance operators. We believe that as the size and capacity of our network infrastructure grows, its structure and national coverage will create economies of scale. Being vendor neutral, we are able to procure bandwidth in a cost effective manner. In January 2014, we launched India’s truly Green Data Centre at Noida with an industry defining benchmark efficiency.

•              Increase penetration in our existing markets by expanding awareness of the “Sify” brand name to capitalize on our first mover advantage in India. Over time, Sify as a brand has expanded it offerings from the retail broadband segment to the Enterprise buyer in India. But as with every brand’s birth, our first offerings gave us the identity as India’s most aggressive internet player. We built on those strengths and with time, have built a complete ecosystem of Enterprise offerings.

•              Create pull with newer more efficient technology and hence draw more customers into the Sify fold. In order to transition to being an Enterprise player, we began by expanding our bouquet of services in line with market demand. A nascent retail broadband gave rise to data storage and hence our first Data Centre was born; at Vashi Mumbai in 2000. As a brand, we have consciously aligned with the best-of-breed technology and benchmarks. Hence, right from our first Data Centre, all our subsequent ones were also Tier III compliant. Our managed services bouquet has been a mix of home grown applications and offerings through tie ups with industry leaders like Hp, VMware, Akamai, SAP etc.

•              Expand the bouquet of services and cater to an audience that does not mind paying a premium and hence realise better margins. As competition heats up in the IT and Telecom sector, there will be a squeeze on our margins for the traditional offerings. Hence it is imperative to create a segment of premium paying customers who see value in the differential on their services. We will also continuously expand our service offerings and expand into a broader geographical domain. We actively spread to Tier II and III cities much before we had customers there. This helped us to demonstrate a robust working model of our services in geographically challenged places as and when the demand arose.

•              Expand our customer distribution channels through strategic alliances to take advantage of the sales and marketing capabilities of our strategic partners. Each of our business delivers a certain level of legitimacy when aligned with the industry leaders. Most MNCs see this as a comfort factor and a reassurance of global standards that they have enjoyed. So, whether it is Telecom business aligning with international carriers, our DC business being Tier III certified and assured by the best of the global standards, our Managed services having tied up with leaders like HP, VMware, SAP, Hitachi etc or Applications Integration services or our content delivery assurance with Akamai under our Technology Integration services ambit, the assurance is the same; global standards, local deliverance. On the delivery front, this doubles our marketing strength while allowing for a cross selling of products and services to both the partner’s audiences.

•              Pursue selective strategic investments, alliances and acquisitions to expand our customer base, increase utilization of our network and add new technologies to our service mix. India's financial nerve centre, Mumbai has long been a focus of our expansion plans given the concentration of Enterprise players. That, along with a stable administration and power supply, well developed suburbs, and a native market was responsible for us launching our 6th Tier III DC at Rabale, near Navi Mumbai. All along, we have invested ahead of the demand curve across all our services. That said, the focus has also been to add value by partnering with the best of breed technology companies. Towards that, our hosting services are now SAP certified giving us the much needed fillip to pitch it to discerning Enterprise customers. Content delivery for Enterprise customers was underlined with our partnership with the world leaders, Akamai. We will continue to pursue opportunities to grow both organically and inorganically, in our endeavor to spread into newer geographies.

•              Expand into international markets for providing managed network services. We are now at a crucial phase in our growth. Over the years, we have built a substantial knowledge house of services and they are ready to be delivered to clients beyond India’s borders. We are actively pursuing an agenda of tying up with international IT majors and taking these strengths to customer worldwide, starting with North America. Our inhouse IP services like eLearning are already being offered to multiple geographies in the US and Europe.

Service Offerings

Telecom Service . These primarily consist of network service which addresses the domestic connectivity needs of Indian enterprises and international inward and outward connectivity needs of International Enterprises. We do this by leveraging our national Tier 1 IPv6 network infrastructure. The services include a comprehensive range of Internet protocol based Virtual Private Network, offerings, including intranets, extranets and remote access applications to both small and large corporate customers. There is a strong focus on industry verticals such as IT/ITES (IT enabled services), banking and financial services industry (BFSI), Government, manufacturing, pharmaceutical and FMCG. We were one of the first service providers in India to provide MPLS-enabled IPVPN’s on our entire network. We have entered into a strategic partnership with leading Telcos for providing last mile connectivity to customers. Our entire network is MPLS enabled with built in redundancy with world class design and service standards.

Our cable landing station and our investment in a submarine cable consortium are our other assets that we extend to our International partners for their international inward and outward connectivity needs. Our cable landing station currently lands 2 major submarine cables; namely Gulf Bridge International (GBI) and the Middle Eastern and North African cable (MENA).

Our connectivity clients can pick from a range of services; namely the following.

•	SecureConnect (TM) is our comprehensive offering of secure, reliable and scalable IPVPN solutions that meet both mission- critical data networking and converged voice, video and data connectivity needs. It offers a variety of intranet and extranet configurations for connecting offices, remote sites, traveling employees and business partners, whether in India or abroad. Our platform of services includes:

•	SiteConnect (TM) which offers site-to-site managed MPLS-enabled IPVPN solutions for securely connecting regional and large branch offices within India to the corporate Intranet.

•	GlobalSite Connect(TM) , an international site-to-site managed MPLS-enabled IPVPN solution, is used for securely connecting international branch offices to the corporate offices. It provides connectivity anywhere in the world through Sify’s alliances and partnerships with global overseas service providers such as Level 3, KDDI, and PCCW Global to name a few.

•	ExpressConnect(TM) , which offers a premium range of high-performance Internet bandwidth solutions for connecting regional offices, branch offices and remote locations to the corporate network. These solutions complement our SiteConnect range of MPLS enabled IPVPN solutions, provide high-speed bandwidth in those situations where basic connectivity and cost are the top concerns.

•	RoamConnect(TM) , is our national and international remote access VPN, which is used for securely connecting employees, while they are traveling, to the corporate intranet. Roam Connect features “single number access” to SifyNet from anywhere in the country and provides access from anywhere in the world through Sify’s alliances with overseas service providers.

•	PartnerConnect(TM) is our remote access VPN offering, for providing secure and restricted dial-up access to business partners such as dealers, distributors and suppliers to the corporate extranet.

Our suite of conferencing tools consist of Audio and Video solutions; most differentiating among being that the video solution in partnership with a world leader, does not require a room conferencing solution thereby arming the modern enterprise with real time data straight from the markets.

Data Centre Services. We operate 5 Tier III Data Centres of which two are located in Mumbai (Bombay), one each at Noida (Delhi), Chennai (Madras) and Bengaluru, which are designed to act as reliable, secure and scalable facilities to host mission-critical applications. We offer co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks or hire complete racks, and even rent ‘secure cages’ at the hosting facility as per their application requirements. We also offer a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration and network configuration.

Cloud & Managed Services. Our on-demand hosting (cloud) services offers end-customers with the best in class solutions to Enterprises. We have joined the global program of two world majors and offer their suite of on-demand cloud services giving them the option to “rent” software licenses on a monthly “pay as you go” basis. This model is aimed at helping Indian companies, both large and small, to safely tap computing capacity inside and outside their firewalls to help ensure quality of service for any application they want to run..

Our Remote and Onsite Infrastructure Management services provides continuous proactive management and support of customer operating systems, applications and database layers through deploying specialized monitoring tools and infrastructure experts to ensure that our customers’ infrastructure is performing optimally.

Our innovative SLA driven utility-based On-Demand storage service manages the complete lifecycle of enterprise information, from its inception to its final disposal. The fully managed, utility based, On-Demand, scalable storage platform is powered by global major in Data Systems. Sify's On-Demand storage service reduces the complexities of deploying and managing multiple storage tiers, and lowers operational costs by automating management with flexible need based pricing.

Technology Integration services: Our myriad mix of solutions gives us the scope to band and extend any or all of these services in multiple formats and scales for client who wish to rest their entire infrastructure with us. Clients get the benefit of our accumulated knowledge base and technical expertise across all points of the ICT spectrum. In terms of cost, these translate into better cost efficiencies. In terms of monitoring, the client interacts with a singular service provider saving them both implementation and documentation efforts.

Applications Integration services: Our range of web-applications include sales force automation, supply chain management, intranet and extranets, workflow engine and knowledge management systems.

Our Applications Integration services operates two of India’s biggest online portals, www.sify.com and www.samachar.com, that function as principal entry points and gateway for accessing the Internet by providing useful web-related services and links. We also offer related content sites specifically tailored to Indian interests worldwide.

Sify.com provides a gateway to the Internet by offering communication and search tools such as email, chat, travel, online portfolio management and channels for personal finance, astrology, lifestyle, shopping, movies, sports and news.

•	The finance channel of Sify http://sify.com/finance/ covers the entire spectrum of equity markets, business news, insurance, mutual funds, loans, SME news and a host of paid and free financial services.

•	The sports channel http://sify.com/sports/ covers the entire gamut of Indian and international sports with special focus on cricket.

•	We also host WWE updates as a standalone service http://wwe.sify.com/ for users.

•	The food channel www.bawarchi.com focuses on Indian recipes and cooking and is especially popular among non-resident Indians (NRIs) audiences with over 90% of its content being user generated

•	Our NRI news portal, www.samachar.com focuses on Indian news and allows NRIs to stay connected to India by aggregating news from across all popular newspapers and other news portals. This portal provides a range of news in English and five Indian languages. Apart from Samachar we have another India targeted news channel http://sify.com/news which offers national and international general, political and offbeat news.

•	Movies channel on Sify http://sify.com/movies is one of the key channels which offer updates from Bollywood/ Hollywood and all regional film industries. The content includes movie reviews, industry news, video galleries, photo galleries, downloads (photos) etc.

•	Games channel of Sify http://games.sify.com offers multiple scoring and non scoring games. Games include cricketing games, racing games, football specific games.

We offer value-added services to organizations such as website design, development, content management, Online assessment tools, search engine optimization, including domain name management, secure socket layer (SSL) certificate for websites, and server space in required operating system and database. We provide state of the art messaging and collaboration services and solutions such as e-mail servers, LAN mail solutions, anti-spam appliances, bulk mail services, instant messaging, and also offer solutions and services to enable data & access security over the Internet. We also provide infrastructure-based services on demand, including on-line testing engine and network management. On-line testing services include test management software, required servers and proctored examination facilities at Sify’s franchisee points. On-line exam engine offered allows a secure and flexible way of conducting examinations involving a wide range of question patterns.

Corporate Customers

Our base of corporate customers spread across information technology enabled services (ITES), banking financial services and Insurance (BFSI), publishing, retail, pharmaceuticals and manufacturing. The reorganisation of our business has helped us expand our customer base to over 4,000 customers to date. This is not inclusive of customers who have brought piece-meal services from us. A good number of these customers have matured from our initial set of offerings like Network and Data centre services. With the launch of our cable landing station, we are able to cater to international carriers as well as domestic voice and data players. Our alliance with world leaders across our other services is giving us the opportunity to extend our services to customers of our alliance partners.

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

Customer Service and Technical Support

The implementation of the single UAN for all Enterprise customers across India has centralised all customer enquiries to one point, thus enabling us to pour resources and efforts into a single minded endeavour. We support both telephonic and email interactions from our clients and support for Enterprises services is 24x7x365.

Sales and Marketing

From a business standpoint, we have 5 different lines of business. But on the sales front, the entire team is trained to upsell and cross sell across the entire bandwidth of services. We believe this is essential and imperative given the space for bundling of our services. The 310 person Sales team caters to the demand of Enterprises and the growing SMB market.

Technology and Network Infrastructure

Geographic coverage: Our network today reaches more than 1241 towns and cities and between them have approximately 40,000 links. This network is completely owned giving us complete control on the technology, traffic and speed over them. These points of presence, or primary nodes, reside at the core of a larger Internet protocol network with a Star and meshed topology architecture thereby building in redundancy at every point and translating into minimum or no downtime for customers.

Today we offer the following services to our Enterprise and consumer customers using our network.

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

Network Architecture: We ensure network reliability through several methods and have invested in proven technologies. We use routers to route traffic between nodes interconnected using a high speed interface. Most of our applications and network verification servers are manufactured by IBM, Sun and Hewlett-Packard.

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

In addition to a fundamental emphasis on reliability and security, our network design philosophy has focused on compatibility, interoperability, scalability and quality of service. We use Internet protocol with Multi Protocol Label Switching, or MPLS, to transmit data, thus ensuring that our network is completely interoperable with other networks and systems and that we may port any application onto our network. The modular design of our network is fully scalable, allowing us to expand without changing the network design or architecture.

Network Operations Centre: We maintain a network operation centre located in Chennai (Madras) and a backup facility in Mumbai (Bombay). The Chennai facility houses our central network servers as well as our network staff who monitors network traffic, service quality and equipment at all our points of presence to ensure a reliable Internet service. These operation centres are staffed 24-hours-a-day, seven-days-a-week. We have backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability.

Data Centre Infrastructure. We operate five tier III Internet Data Centres, two in Mumbai, one each at Chennai and Bangalore and the latest one at Noida near Delhi. We offer managed hosting, security and infrastructure management services from these facilities. These data centres are completely integrated with our IP / MPLS network which provides seamless connectivity for our customers from their premise to their applications hosted in the Data Centres. The Data Centres conform to the tier III standards to cater to the security consideration of our customer servers. We intend to invest in additional Data Centres, and are currently building a world class data centre at Rabale in Mumbai.

Competition

Given our wide spread of services, our competition is also long and varied. As the markets in India for corporate network/data services, Internet access services and online content develop and expand, we will continue to see the entry of newer competitors and those with deeper pockets.

Individually, we will see competition intensify from established players like Reliance, TATA Communications and Bharti for Telecom services, Ctrl S, Reliance and Net Magic for Data Centres, proprietary leaders like IBM and localized players like Ramco for Cloud services, traditional software majors like Infosys, HP, Wipro and TCS for Applications Integration services and large entities like Reliance and TCS for our Technology Integration services.

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

On May 31, 2012, the Union Cabinet approved the National Telecom Policy-2012 (NTP-2012) and the Cabinet also approved introduction of Unified License (UL), a new regime wherein all telecom based government approvals are handled under one umbrella and authorized the Department of Telecommunications (DoT) to finalize the new Unified Licensing regime. DoT issued Guidelines for Grant of Unified License - vide No. 20-281/2010-AS-I (Vol.VI) dated August 19, 2013 and also notified Unified License agreement on August 2, 2013 with the Corrigendum dated August 29, 2013

As per the new Guidelines, any company applying for renewal of any license under New Unified License regime, such company has to apply for all the required licenses for such company from DoT under new Unified License regime. The Company signed Unified License agreement with Government of India on June 2, 2014 valid for 20 years.

Organizational Structure

We are not part of any group. A list of subsidiaries and relevant information about them is provided in Exhibit 8.1 to this Annual Report.

Property, Plant and Equipment

We own approximately 100,000 square feet corporate headquarters located in Chennai (Madras), India and an approximately 20,000 square feet regional office in Mumbai (Bombay). We have leased approximately 3,500 square feet network operations center in Chennai, a 27,000 square feet Data Centre in Vashi, Mumbai, and 95,250 square feet Data Centre in Airoli and 46,600 square feet in Bangalore Data Centre. In November 2011, we acquired 175,000 square feet of building space for construction of a Data Centre space in Noida, UP on acquisition of Pace Info Com Park Private Limited, through Hermit Projects Private Limited, its holding company. Construction in the said Data Centre is completed and was live during the year. We have acquired over 200,000 square feet of building space for construction of a Data Centre space in Rabale, Mumbai which facility is under construction.

Our Chennai facility houses our central network servers as well as our network staff who monitors network traffic, service quality and equipment at all our points of presence, or POPs, to ensure a reliable Internet service. We have POPs in over 1,241 towns/cities across India. Most of our POPs are staffed 24-hours-a-day, seven-days-a-week. Our POPs average approximately 750 square feet at each location. We have backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability. Our property, plant and equipment are pledged towards obtaining loans / working capital facilities from banks.

The Company had entered into a contract with Emirates Integrated Telecom (“the Emirates”) for the construction and supply of undersea cable capacity from the Europe India Gateway (EIG). The Capacity has gone live during fiscal 2013.This enables significant capacity on ground leading to ability to service larger customers.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Sify is among the largest integrated ICT Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common data network infrastructure reaching more than 1241 cities and towns in India. This telecom network today connects 36 client Data Centres across India, including Sify’s own 5 Tier III Data Centres across the cities of Chennai, Mumbai, Delhi and Bengaluru.

Most of the company’s revenue is derived from Telecom services and Data Centre Services.

Sify is ISO 9001:2008 certified for Enterprise Sales, Provisioning, support and customer relationship management of ICT solutions and services including VPN, Network, Voice, Data Centre hosting, Integration services, security services and managed services. Sify has been certified in SSAE16 SOC2 Type II for Cloud Infrastructure. Sify has licenses to operate NLD (National Long Distance) and ILD (International Long Distance) services and offers VoIP backhaul for international carriers. With the Sify Cable landing station and partnerships with submarine cable companies globally, Sify is present in almost all the spheres of the ICT eco system.

The company has an expanding base of Managed Services customers, both in India and overseas, and is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services. Sify Software develops applications and offers services to improve business efficiencies of its current and prospective client bases. Sify also offers services in the specialized domains of eLearning, both in India and globally. The business also operates two of the most popular internet portals in India, Sify.com and Samachar.com.

Telecom Services: These primarily consist of network service which addresses the domestic connectivity needs of Indian enterprises and international inward and outward connectivity needs of International Enterprises. We do this by leveraging our national Tier 1 IPv6 network infrastructure. The services include a comprehensive range of Internet protocol based Virtual Private Network, offerings, including intranets, extranets and remote access applications to both small and large corporate customers. There is a strong focus on industry verticals such as IT/ITES (IT enabled services), banking and financial services industry (BFSI), Government, manufacturing, pharmaceutical and FMCG. We were one of the first service providers in India to provide MPLS-enabled IPVPN’s on our entire network. We have entered into a strategic partnership with leading Telcos for providing last mile connectivity to customers. Our entire network is MPLS enabled with built in redundancy with world class design and service standards.

Our cable landing station and our investment in submarine cable consortium are our other assets that we extend to our International partners for their international inward and outward connectivity needs. Our cable landing station currently lands 2 major submarine cables; namely Gulf Bridge International (GBI) and the Middle Eastern and North African cable (MENA).

Data Centre Service: We operate 5 Tier III Data Centres of which two are located in Mumbai (Bombay) and one each at Noida (Delhi), Chennai (Madras) and Bengaluru, which are designed to act as reliable, secure and scalable facilities to host mission-critical applications. We offer co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks orhire complete racks, and even rent ‘secure cages’ at the hosting facility as per their application requirements. We also offer a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration and network configuration.

Cloud & Managed Services: Our on-demand hosting (cloud) services offers end-customers with the best in class solutions to Enterprises. We have joined the global program of two world majors and offer their suite of on-demand cloud services giving them the option to “rent” software licenses on a monthly “pay as you go” basis. This model is aimed at helping Indian companies, both large and small, to safely tap computing capacity inside and outside their firewalls to help ensure quality of service for any application they want to run..

Our Remote and Onsite Infrastructure Management services provides continuous proactive management and support of customer operating systems, applications and database layers through deploying specialized monitoring tools and infrastructure experts to ensure that our customers’ infrastructure is performing optimally.

Our innovative SLA driven utility-based On-Demand storage service manages the complete lifecycle of enterprise information, from its inception to its final disposal. The fully managed, utility based, On-Demand, scalable storage platform is powered by global major in Data Systems. Sify's On-Demand storage service reduces the complexities of deploying and managing multiple storage tiers, and lowers operational costs by automating management with flexible need based pricing.

Technology Integration services: Our mix of solutions give us the scope to band and extend any or all of these services in multiple formats and scales for client who wish to rest their entire infrastructure with us. Clients get the benefit of our accumulated knowledge base and technical expertise across all points of the ICT spectrum. In terms of cost, these translate into better cost efficiencies. In terms of monitoring, the client need to interact with a singular service provider saving them both implementation and documentation efforts.

Applications Integration service: Our range of web-applications include sales force automation, supply chain management, intranet and extranets, workflow engine and knowledge management systems.

Our Applications Integration services operates two of India’s biggest online portals, www.sify.com and www.samachar.com, that function as principal entry points and gateway for accessing the Internet by providing useful web-related services and links. We also offer related content sites specifically tailored to Indian interests worldwide.

Sify.com provides a gateway to the Internet by offering communication and search tools such as email, chat, travel, online portfolio management and channels for personal finance, astrology, lifestyle, shopping, movies, sports and news.

We offer value-added services to organizations such as website design, development, content management, Online assessment tools, search engine optimization, including domain name management, secure socket layer (SSL) certificate for websites, and server space in required operating system and database. We provide state of the art messaging and collaboration services and solutions such as e-mail servers, LAN mail solutions, anti-spam appliances, bulk mail services, instant messaging, and also offer solutions and services to enable data & access security over the Internet. We also provide infrastructure-based services on demand, including on-line testing engine and network management. On-line testing services include test management software, required servers and proctored examination facilities at Sify’s franchisee points. On-line exam engine offered allows a secure and flexible way of conducting examinations involving a wide range of question patterns.

There are numerous risks and challenges affecting the business. These risks and challenges are discussed in detail in the section entitled 'Risk Factors' and elsewhere in this Annual Report.

Revenues

Telecom Services

These primarily include revenue from connectivity services, NLD/ILD services and to a lesser extent, revenues from the installation of the connectivity link. In certain cases, these elements are sold as a package consisting of all or some of the elements. We sell hardware and software purchased from third party vendors to our high value corporate clients. Our connectivity services include IPVPN services, Internet connectivity, last mile connectivity (predominantly through wireless). We provide these services for a fixed period of time at a fixed rate regardless of usage, with the rate for the services determined based on the type of service and capacity provided, scope of the engagement and the Service Level Agreement, or SLA. We provide NLD (National Long Distance) and ILD (International Long Distance) services and carry voice traffic for Inter-connect Operators. Revenue is recognized based upon metered call units of voice traffic terminated on our network.

Data Centre services

Revenue from Data Centre services include, revenue from co-location of space, racks, caged racks and on usage of power from large contracts. The contracts are mainly fixed rate for a period of time based on the space or the racks used and usage revenue is based on consumption of power on large contracts.

Cloud and Managed Services

Revenue from Cloud and Managed services, are primarily from “ Cloud and On demand storage”, “ Domestic managed services and “ International managed services”. Contracts from Cloud and on demand storage , are primarily fixed and for a period of time. Revenues from Domestic and International manage services, comprises of value added services, operations and maintenance of projects and from remote infrastructure management. Contracts from this segment are fixed and could also be based on T&M.

Technology Integration Service (TIS)

Revenues from TIS comprises of DC build services, Security services and from sale of Digital certificates. Contracts under TIS are based on completion of projects and could also be based on T & M.

Applications Integration Services

Revenue from Applications Integration Services (Apps SI) comprises of Online Assessment, Web development, supply chain solutions and content management. Contracts are primarily fixed in nature for a period of time and also could be based on T & M.

Expenses

Cost of goods sold and services rendered

Telecom Services

Cost of goods sold and services rendered for the corporate network/data services division consists of telecommunications costs necessary to provide services and cost of goods in respect of communication hardware and security services sold, commission paid to franchisees and cable television operators, the cost of voice termination for voice and VoIP services and other direct costs. Telecommunications costs include the costs of international bandwidth procured from TELCOs and are required for access to the Internet, providing local telephone lines to our points of presence, the costs of using third-party networks pursuant to service agreements, leased line costs and costs towards spectrum fees payable to the Wireless Planning Commission or WPC for provision of spectrum to enable connectivity to be provided on the wireless mode for the last mile. Other costs include cost incurred towards our Annual Maintenance Contract (AMC), the cost of installation in connectivity business and the costs incurred in providing Hosting services. In addition, the Government of India levies an annual license fee of 8% of the adjusted gross revenue generated from IP-VPN services and Voice services under the NLD/ILD license.

Data Centre Services

Cost of goods sold and services rendered for the Data Centre services consists of cost of electrical power consumed , cost of rental servers offered to customers and cost of licences used to provide services.

Cloud and Managed Services

Cost of goods sold and services rendered for the Cloud and Managed services consists of cost of licences in providing services, cost of billable resources in case of International Managed services, Third party professionals engaged in providing services, associate costs of the delivery teams and cost of operations of DC build BOT projects.

Technology Integration Services

Cost of goods sold and services rendered consists of cost of hardware and software supplied for DC build projects, cost of digital certificates and platform usage, cost of security hardware and software supplied and cost of hardware and software procured for System integration projects.

Applications Integration Services

Cost of goods sold and services rendered consists of professionals charges payable to domain specialists and subject matter experts, cost of billable associates of e-learning business, cost of operating in third party facility for online assessment including invigilator costs and cost of procuring and managing content for the websites and other direct costs for the revenue streams.

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

Stock compensation expense

A total of 5.73 million equity shares are reserved for issuance under our Associate Stock Option Plans (ASOPs). Our ASOP 2007 was adopted at the Eleventh Annual General Meeting held on September 24, 2007. As of March 31, 2014, we had an aggregate outstanding of 30, 000 options under our ASOP with a weighted average exercise price equal to approximately ₹ 98.24 ($1.63) per equity share. There is no unamortized stock compensation expense as at March 31, 2014.

Results of Operations

The following table sets forth certain financial information as a percentage of revenues:

	Fiscal
	2014	2013	2012
	%	%	%
Revenues	100	100	100
Cost of goods sold and services rendered*	58.67	62.32	66.56
Other income/(expense)	0.89	0.59	0.49
Selling, general and administrative expenses	26.19	28.60	27.07
Depreciation and amortization expenses	10.53	9.90	8.98
Profit /(loss) from operating activities	5.50	(0.23)	(2.12)
Finance income	1.15	0.86	0.77
Finance expenses	(3.61)	(3.04)	(3.98)
Net finance income/(Loss)	(2.46)	(2.17)	(3.21)
Profit on sale of equity accounted investee	-	7.67	-
Share of profit of equity accounted investee	-	-	0.35
Profit before tax	3.04	5.26	(4.98)
Income tax (expense)/ benefit	-	-	-
Net profit/(loss) for the year	3.04	5.26	(4.98)

*Power cost which was previously included under “Selling, general and administrative expenses” has been reclassified to “Cost of goods sold and services rendered” and the comparative numbers have been restated accordingly.

Results of year ended March 31, 2014 compared to year ended March 31, 2013

Revenues

The growth in our revenues in fiscal 2014 from fiscal 2013 is given below

	2013 - 14	2012-13	Increase/ (decrease)	% Change

Revenues	10,460	8,570	1,890	22%

We have changed the operating segments of the company from (i) Enterprise Services and (ii) Software Services to Five business units structure namely:(i) Telecom Services (ii) Data Centre Services (iii) Cloud and Managed Services (iv) Technology Integration Services and (v)Applications Integration Services. Consequently we have done the analysis in this section based on the revised operating segments. (Refer Segment Note 33)

Year 2013-14 had a 22% growth with an increase in revenues of ₹ 1,890 Million ($31.4 Million) contributed largely by Telecom Services with a revenue growth of ₹1,537 Million ($25.5 Million) and Applications Integration Services ₹303 Million ($5 Million).

The revenue by operating segments is as follows:

	Revenue		Percentage of revenue		Growth %
	2013-14	2012-13	2013-14	2012-13
Telecom Services	6,875	5,338	65%	63%	29%
Data Centre Services	1,223	1,236	12%	14%	(1)%
Cloud and Managed Services	515	510	5%	6%	1%
Technology Integration Services	843	785	8%	9%	8%
Application Integration Services	1,004	701	10%	8%	43%
Total	10,460	8,570

Revenue from Telecom Service has increased by ₹ 1,537 Million ($25.50 Million) primarily due to (i) an increase in revenue of ₹ 820 Million ($13.6 Million) in Voice Services, which is on account of an increase of ₹828 Million from ILD business, contributed by volume increase of 1276 million minutes, partially offset by reduction of ₹8 Million ($ 0.1 million) from VoIP services, and (ii) an increase in revenue of ₹717 Million ($11.90 Million) from Connectivity Services, contributed by an increase in number of links and customer engagements.

Revenue from Data Centre Services has marginally decreased by ₹13 Million ($0.2 Million), due to reduction in usage revenues.

Revenue from Cloud and Managed Services has increased marginally by ₹5 Million ($0.1 Million), primarily on account of an increase of ₹ 67 Million ($1.11 Million) cloud based offerings on account of new customer engagements and partially offset by a reduction in Infrastructure management services by ₹62 Million ($1.04 million) due to reduction in customer engagements.

Revenue from Technology Integration Services has increased by ₹ 58 Million ($1 Million), on account of increase in revenues from large contracts by ₹107 Million ($1.8 million), which was offset by a decrease in revenue of ₹49 Million ($ .8 million) from digital certification and Security Business.

Revenue from Applications Integration Services has increased by ₹303 Million ($5 Million). The increase is primarily attributable to increase in (i) Application services by ₹ 202 Million, which is on account of an increase in revenue by ₹70 Million from Online Assessment Services, ₹ 84 Million from license based opportunities and ₹41 Million from a large government project on Applications integration (ii) e Learning business increase by ₹ 84 Million on account of new customer engagements and (iii) Portals business by ₹17 Million, on account of new engagements.

The company is expected to benefit from the ongoing Data Centre projects, undersea cable capacity, cable landing station and the large Government project that is being rolled out.

Other income

The change in other income is as follows:

	2013 -14	2012-13	Increase/ (decrease)	% Change
Other income	93	50	43	86

The other income for the fiscal year 2014 consists of ₹ 56.60 million ($ 0.94 million) of write back of liabilities no longer payable, ₹ 19 million ($ 0.3 million) of rental income , ₹ 11 million ($ 0.2 million) towards reimbursement of investor related expenses pursuant to our ADS program and the balance income from sale of scrap The increase of 86% is on account of write back of liabilities no longer required which is partially offset by the reduction in rental income by ₹ 4.28 million ($ 0.1 million) and all other incomes remaining at same level.

Cost of goods sold and services rendered (COGS)

Our cost of goods sold and services rendered in each of the business segment is set forth in the following table:

	2013-14	2012-13	Increase/ (decrease)	% change
Telecom Services	4,034	3,309	725	22%
Data Centre Services	627	686	(59)	(9)%
Cloud and Managed Services	222	166	56	34%
Technology Integration Services	709	671	38	6%
Application Integration Services	545	509	36	7%
Total	6,137	5,341	796	15%

The cost of goods sold has increased by 15% on overall basis and the movement in COGS by nature of expense is explained in detail below:

	2013-14	2012-13	Increase/ (decrease)	% change
Network Costs	3,392	2,703	689	25%
Revenue share	317	179	138	77%
Cost of goods sold	804	787	17	2%
Direct Resources costs	674	862	(188)	(22)%
Power costs*	591	590	1	0%
Other direct costs	359	220	139	63%
Total	6,137	5,341	796	15%

* Power costs has been reclassified as a separate line item as part of “Cost of goods sold and services rendered” against the previous period classification under “Operating Expenses” as part of “Selling, general and administrative expenses”

Network cost comprises of cost of Bandwidth leased out from TELCOS, Inter connect charges and IP termination costs payable to carriers. Increase in Network costs of ₹ 689 million ($ 11.46 million) is due to (i) ₹ 292 million increase in Bandwidth costs incurred on account of capacity upgrades and newer links and (ii) ₹ 397 Million of Inter connect charges due to the increase of 1276 million minutes in the volume of International Long distance.

Revenue share cost comprises of (i) Revenue share payable to DOT on licensed services and (ii) Revenue share payable to retail franchisees. Increase in Revenue share is on account of (i) Increase of ₹ 167 Million in the Revenue share payable to DOT on account of increase in licensed Revenues and (ii) increase of revenue share percentage of 1% from 7% to 8% effective April 1 , 2013. This was partially offset by reduction of ₹ 30 Million in the revenue share payable to retail franchisees.

Cost of Goods sold consists of cost of Hardware and Software including adjustment of stock value for Net realizable value.  The cost of Cost of Hardware and Software sold is linear on account of engagements remaining at same level.

Direct Resource costs comprise of the cost of resources deployed on the Network Infrastructure Delivery (Part of Telecom service), and resources involved in delivery of applications integration services, cost of billable resources of e Learning (Part of Applications Integration services) and Infrastructure Managed services (Part of Cloud and Managed Services). Decrease of resources costs of ₹ 188 million is primarily on account of reduction of (i) ₹ 133 million from resource cost of delivery of applications integration services and cost of billable resources of e learning and (ii) ₹ 60 million in resource cost of Network Infrastructure Delivery (Part of Telecom services). The reduction in direct resource costs is on account of right sizing of resources and reduction in number of employees.

Power cost comprises of electricity charges incurred for our Data Centre operations. Power cost remained at same level due to operating efficiencies and alternate sourcing, despite increase in per unit tariff rate.

Other direct costs, comprises of Link implementation and maintenance charges pertaining to Telecom services, direct cost of Applications Integration services business, digital certificate platform, content costs and subject matter experts for international businesses. The increase in other direct costs of ₹ 139 million is primarily on account of increase of (i) ₹ 18 million in Link implementation and maintenance charges (ii) ₹ 40 million on account of operating costs of cloud and managed services and (iii) ₹ 92 million in application integrations services on account of operating cost of online assessment and cost of delivering large projects.

Selling, General and Administrative expenses

Selling, General and Administrative expenses of the Company by nature of expenses are set forth as follows:

	2013-14	2012-13	Change	% change
Operating costs	827	599	228	38%
Selling & Marketing Expenses	114	115	(1)	(1)%
Associate Expenses	758	763	(5)	(.06)%
Other Indirect expenses	828	781	47	6.02%
Allowance for doubtful receivables	208	211	(3)	(1)%
Forex (Gain )/ Loss	5	(18)	23	128%
Total	2,740	2,451	289	11%

Operating cost includes Rental, Repairs & Maintenance charges of our network operating centers, base stations and other co-location sites including the rent and maintenance for our Data Centres. Operating costs increased by ₹ 228 million ($3.79 million) primarily on account of rent, repairs and maintenance and network operating cost which is due to increase in number of links and operating locations.

Selling & Marketing costs consist of, selling commission payable to sales partners, incentive to salesmen and, marketing and promotion costs. Selling & Marketing costs remained at the same level.

Associate expenses, consists of cost of the employees who are part of the Sales and marketing, Business development, General management and support services. Associate expense has decreased by ₹ 5 million ($ 0.08 million) between two periods on account of optimization of resources and higher attrition rate during the period.

Other Indirect expense consists of, rental and electricity cost of office, travel cost, Legal charges, professional charges, communication and others.

Allowance for doubtful receivables consists of the charge on account of the provisions created during the year against doubtful debtors. Allowance for doubtful receivables marginally decreased by ₹ 3 million ( $ 0.05 million) between two periods.

Foreign exchange gain or (loss)

A significant portion of the foreign exchange differences arise on account of the USD movement as around 80% of our export revenues are denominated in dollars. The dollar rates have fluctuated in the range of ₹53.74 to ₹ 68.36 during the year 2013-14. There has been exchange gain at times of dollar appreciation from trade receivables which is offset by loss in our dollar denominated working capital borrowing and to some extent by trade payables.

Depreciation and amortization

Depreciation and amortization is set forth in the table below:

	2013 -14	2012-13	Increase/ (Decrease)	% Change
Depreciation and amortization	1,101	848	253	30
As a percentage of carrying value	20.75%	27%

As the business is continuing to expand, the amount of depreciation is increasing on account of constructing and deploying new facilities by the Company. The Data Centre facility at Noida and Rabale are each capitalized during the year which has contributed to an increase in depreciation of ₹ 135.90 million. There were also networking assets capitalized during the year for our connectivity business which has increased the depreciation by ₹ 77.40 million. Apart from depreciation, the amortization on leased assets taken for customer specific contracts has increased by ₹ 42.50 million during the fiscal 2014.

Taking into account the on-going construction of our Data Centre at Rabale and the expansion in our connectivity business, the charge of depreciation and amortization is expected to increase in the near future.

Profit/loss from operating activities

	2013 -14	2012-13	Increase/ (Decrease)	% Change
Operating profit/(loss)	576	(19)	595	3131%
As a percentage of revenue	5.51%	.22%

The increase in operating profit is primarily contributed by the increase in the gross margin as a percentage of revenue. The percentage of Cost of goods sold and services rendered on revenue for the fiscal 2014 is 70% as against 80% during the fiscal 2013 thereby showing an increase in gross margin of 10%. Also selling and Marketing expenses as a percentage of revenue has decreased by 9%.

Finance income/expense

	2013 -14	2012-13	Increase/ (Decrease)	% Change
Finance Income	120	74	46	62%
Finance expense	(377)	(260)	117	45
Net Finance income/expense	(257)	(186)	71

Finance income: There has been a capital infusion by promoters during the year which has helped the company to some extent in funding expansion and also to take advantage of the investment of surplus available. The company has also received income tax refunds during the year the interest portion of which has contributed to the increase in finance income. The finance income primarily consists of interest received from bank deposits of ₹ 61.9 million , interest received on IT refund ₹ 40.4 million and interest income on other deposits of ₹17.7 million. The interest received from bank has increased by ₹ 38.1 million from the last year and interest on income tax refund was received only during the current year.

Finance expense: The finance expense primarily consists of ₹ 90.9 million of interest expense on leases, ₹ 61.3 million of interest paid on term loans, ₹ 80.19 million of interest paid on fund based working capital facilities from banks, ₹57.64 million interest paid to other financial institutions and ₹86.82 million of other borrowing costs paid in respect of utilization of non fund facilities from the banks and other processing charges. The company has raised a new term loan during the year of ₹ 225 million and hence, the interest on term loans has increased by ₹ 42.7 million over fiscal 2013. The interest on other borrowings has increased by ₹ 22.7 million and the interest expense on leases has increased by ₹ 70.1 over fiscal 2013. The increase in borrowings from other financial institutions is primarily to fund our commitments relating to one of our large customer specific contract.

Net Profit

	2013-14	2012-13	Increase/ (Decrease)	% Change
Net Profit	318	452	(134)	(30)%
As a percentage of revenue	3.04%	5.27%

The increase in the Net Profit during the year 2012-13 was attributable to one-time gain of ₹ 658 million on account of sale of stake in equity accounted investee. There has been an increase in operating margins during the current year contributing to an increase in operating profit.

Results of year ended March 31, 2013 compared to year ended March 31, 2012

Revenues

The growth in our revenues in fiscal 2013 from fiscal 2012 is given below

	2012-13	2011-12	Change	% Change

Revenues	8,570	7699	871	11%

We have changed the operating segments of the company from (i) Enterprise Services and (ii) Software Services to Five business units structure namely (i) Telecom Services (ii) Data Centre Services (iii) Cloud and Managed Services (iv) Technology Integration Services and (v) Application Integration Services. Consequently we have done the analysis in this section based on the revised operating segments (Refer note 33).

Year 2012-13 had a 11% growth with an increase in revenues of ₹871 million contributed primarily from Telecom Services with a revenue growth of ₹1,006 Million and ₹193 million from Data Centre Services, which was partially offset by a revenue decrease of ₹380 million from Technology Integration Services.

The revenue by operating segments and sub-segments is as follows:

	Revenue		Percentage of revenue		Growth %
	2012-13	2011-12	2012-13	2012-13
Telecom Services	5,338	4,332	63%	56%	23%
Data Centre Services	1,236	1,043	14%	14%	19%
Cloud and Managed Services	510	410	6%	5%	24%
Technology Integration Services	785	1,165	9%	15%	(33)%
Application Integration Services	701	749	8%	10%	(6)%
Total	8570	7,699

Revenue from Telecom Services increased by ₹1,006 million, primarily attributable to an (i) increase in one time project based implementation revenues of ₹250 million (ii) Increase in recurring revenue of ₹353 Million due to increase in number of customer links and engagements in network connectivity services and (iii) increase in Voice revenues by ₹458 Million, which is on account of increase of ₹497 Million from ILD business, contributed by volume increase of 658 million minutes. These increases were partially offset by (i) ₹39 Million reduction on account of decrease in volumes of VoIP services, (ii) ₹18 Million reduction in Hardware and Software services on account of reduced opportunities and (iii) reduction in Retail Connectivity services of ₹36 Million on account of company defocusing this segment.

Revenue from Data Centre Services increased by ₹193 Million, on account of higher utilization of Data Centre Capacity at 97% utilization.

Revenue from Cloud and Managed Services increased by ₹100 Million, on account of increase of ₹ 145 Million from new engagements in Cloud based offerings which was partially offset by decrease of ₹ 43 million from infrastructure managed services due to decrease in customer engagements.

Revenue from Technology Integration Services decreased by ₹380 Million, on account of a large one time System Integration opportunity serviced in the previous year.

Revenue from Application Integration Services has decreased by ₹48 Million. The reduction of ₹48 Million is on account of (i) reduction in Hardware & Software services by ₹41 Million (ii) ₹16 Million in portals on account of lower customer engagement (iii) ₹2 million in e - Learning business on account of loss of existing customers. These decreases were partially offset by an increase of ₹8 Million from Online Assessment services.

Other income

	2012-13	2011-12	Increase /(decrease)	% Change
Other income	50	38	12	32%

The other income has remained linear between the periods.

Cost of goods sold and services rendered

	2012-13	2011-12	Increase/ (decrease)	% change
Telecom Services	3,309	2,827	482	17%
Data Centre Services	686	503	183	36%
Cloud and Managed Services	166	202	(36)	(18)%
Technology Integration Services	671	1,057	(386)	(37)%
Application Integration Services	509	535	(26)	(5)%
Total	5,341	5,124	217	4%

The cost of goods sold increase by 4% on overall basis, the movement in COGS is explained in detail below:

	2012-13	2011-12	Increase/ (decrease)	% change
Network Costs	2,703	2,283	420	18%
Revenue share	179	165	14	8%
Cost of goods sold	787	1,133	(346)	(31)%
Direct Resources costs	862	863	(1)	0%
Power costs *	590	463	127	27%
Other direct costs	220	217	3	1%
Total	5,341	5,124	217	4%

* Power costs has been reclassified as a separate line item part of “Cost of goods sold and services rendered” against the previous period classification under “Operating Expenses” part of “Selling, general and administrative expenses”

Network cost comprises of cost of Bandwidth leased out from TELCOS, Inter connect charges and IP termination costs payable to carriers. Increase in Network costs is due to (i) ₹ 83 Million increase of Bandwidth costs incurred on account of capacity upgrades and newer links (ii) ₹ 379 Million of Inter connect charges due to the increase in the volume of International Long Distance and (iii) decrease in IP termination cost by ₹ 41 million on account of reduction in usage minutes.

Revenue share cost comprises of (i) Revenue share payable to DOT on licensed services and (ii) Revenue share payable to retail franchisees. Increase in Revenue share is on account of (i) Increase of ₹ 38 Million in the Revenue share payable to DOT on account of increase in licensed Revenues and increase of 1% from 6% to 7% effective July 1, 2012. This was partially offset by reduction of ₹ 23 Million in the Revenue share payable to retail franchisees.

Cost of Goods sold consists of cost of Hardware and Software including adjustment of stock value for Net realizable value.

The decrease in Cost of Hardware and Software is on account of large one time SI deal pertaining to the year 2011-12.

Direct Resource costs comprises of the cost of resources deployed on the Network Infrastructure Delivery (Part of Telecom service), and resources involved in delivery of application integration services, cost of billable resources of e Learning (Part of Application Integration services) and Infrastructure Managed services (Part of cloud and managed services). Direct resource costs remained at the same level between two periods.

Power costs comprise of electricity charges incurred for our Data Centre operations. Power costs increased by ₹ 127 million on account of higher capacity utilization linear to revenue.

Other Direct costs, comprises of Link implementation and maintenance charges pertaining to Telecom services, direct cost of Application services business, digital certificate platform , content costs , subject matter experts for international businesses. The Other Direct costs remained at the same level between two periods.

Selling, general and administrative expenses	2012-13	2011-12	Increase/ (Decrease)	% change
Operating costs	599	452	147	33%
Selling & Marketing Expenses	115	114	1	1%
Associate Expenses	763	755	8	1%
Other Indirect expenses	781	694	87	13%
Allowance for doubtful receivables	211	95	116	122%
Forex (Gain) / Loss	(18)	(26)	8	(31)%
Total	2,451	2,084	367	18%

Operating costs includes Rental, Repairs & Maintenance charges of our network operating centers, base stations and other co-location sites including the rent and maintenance for our Data Centres. Operating costs increased by ₹147 million primarily on account of rent, repairs and maintenance and network operating cost which is due to increase in number of links and operating locations.

Selling & Marketing costs consist of, selling commission payable to sales partners, incentive to salesmen and, marketing and promotion costs. Selling & Marketing costs remained at the same level.

Associate expenses, consists cost of the employees who are part of the Sales and marketing, business development, General management and support services. Associate expenses have increased by ₹8 Million between two periods on account of fresh recruitments during the period.

Other Indirect expense consists of, rental and electricity cost of office, travel cost, Legal charges, professional charges, communication and others. Other indirect costs increased by ₹ 87 million primarily on account of provision for export scrips (SFIS) on account of lower import visibility and increase in legal, professional and consultancy charges during the year

Allowance for doubtful receivables consists, of the charge on account of the provisions created during the year against doubtful debtors. Allowance for doubtful receivables increased by ₹ 116 million on account of provisioning of doubtful debts including certain exposure on large projects.

Forex gain/(loss) consists of unrealized gain or (loss) on account of restatements at the period end. The current fiscal had a net forex gain on account of favorable currency fluctuation.

Depreciation and amortization

Depreciation and amortization is set forth in the table below:

	2012-13	2011-12	Increase/ (decrease)	% Change
Depreciation and amortization	848	692	156	23%
As a percentage of carrying value	27%	24%

The increase is due to larger capitalization of assets. The capital work in progress at the end of March 31, 2013 stood at ₹ 2,498. The data centres which are under construction are expected to be capitalized in the fiscal year 2014.

Profit/loss from operating activities

	2012-13	2011 -12	Increase/ (Decrease)	% Change
Operating profit/(loss)	(19)	(163)	144	88%
As a percentage of revenue	.22%	2.12%

Due to increase in revenues and controlled operating costs, operating loss has come down significantly.

Finance income/expense

	2012-13	2011-12	Increase/ (decrease)	% Change
Finance Income	74	59	15	25%
Finance expense	(260)	(307)	47	15%
Net Finance income/(expense)	(186)	(248)	62	25%

The increase in finance income is due to interest from deposits and interest income on the income tax refund received. The reduction in finance expense is due to reduction in LC charges during the current fiscal. The finance expense is expected to increase further with the leasing arrangements entered into towards the end of the fiscal year 2013.

Net Profit

	2012-13	2011-12	Increase/ (decrease)	% Change
Net Profit/(loss)	452	(383)	835	218%
As a percentage of revenue	5.27%	4.98%

The increase is attributable to better operational margin and one-time gain of ₹ 658 million on account of sale of stake in equity accounted investee. We expect improvements in operational margins due to change in revenue mix, leading to higher operating margin.

Results of year ended March 31, 2012 compared to year ended March 31, 2011

	2011-12	2010-11	Increase/ (decrease)	Percentage change

Revenues	7,699	6,887	812	12%

Year 2011-12 had a 12% growth with an increase in revenues of ₹ 812 Million contributed largely by (i) Technology Integration Services with a revenue growth of ₹ 337 Million (ii) Telecom Services with a revenue growth of ₹ 271 Million and (iii) Data Centre Services with a revenue growth of ₹ 224 Million, which was partially offset by a decrease in revenue of ₹39 Million from Cloud and Managed Services.

We have changed the operating segments of the company from (i) Enterprise Services and (ii) Software Services to five business unit structure namely (i) Telecom Services (ii) Data Centre Services (iii) Cloud and Managed Services (iv) Technology Integration Services and (v) Application Integration Services. Consequently we have done the analysis in this section based on the revised operating segments. (Refer Note 33)

The revenue by operating segments and sub-segments is as follows:

SBU			Percentage of revenue		Growth %
	2011-12	2010-11	2011-12	2010-11
Telecom Services	4,332	4,061	56%	59%	7%
Data Centre Services	1,043	819	14%	12%	27%
Cloud and Managed Services	410	449	5%	6%	(9)%
Technology Integration Services	1,165	828	15%	12%	41%
Application Integration Services	749	730	10%	11%	3%
Total	7,699	6,887

Revenue from Telecom Services has increased by ₹ 271 million. This increase is primarily attributable to an (i) increase of ₹ 104 million from network connectivity services, which is due to increase in the number of customers and links (ii) increase of ₹ 297 million revenue from International Long Distance. The increase in International Long Distance is on account of increase in volume by 449 million minutes. The increase in this segment is off-set by decrease in Revenue of ₹ 130 Million from retail connectivity due to exit of franchises in e-Port and broadband sub-segment and reduction of connectivity services availed by retail customers and ₹ 3 million on hardware.

Revenue from Data Centre Services increased by ₹ 224 million, on account of higher occupancy of Data Centre at an overall utilization ratio of 86%.

Revenue from Cloud and Managed Services decreased by ₹ 39 million, on account of increase in revenue of ₹ 40 Million in Cloud based offerings, which was set off by a decrease in revenue of ₹ 79 million in Infrastructure Managed Services, due to lower hardware sales.

Revenue from Technology Integration Services increased by ₹ 337 million, primarily on account of a one-time large System Integration deal by ₹354 million, which was marginally offset by a decrease of ₹17 million from Digital certification and Security business.

Revenue from Applications Integration services increased by ₹19 million. The increase is on account of revenue from (i) ₹34 Million from online assessment services (ii) ₹28 Million from web application services (iii) increase of 4.6 Million from Document managed services (iv) Increase of ₹6 Million from Forum services which was offset by (i) decrease of revenue from mail management services by ₹13 Million and (ii) ₹21.5 Million from Hardware & Software services, (iii) ₹12 million reduction in E Learning revenue of due to reduction in engagement from existing customers and (iv) ₹6 million from portal is on account of exit of customers and related opportunities.

Other income

	2011-12	2010-11	Change	% Change
Other income	38	73	35	48%

The decrease is mainly on account of decrease in interest on Income Tax refund and from duty credit entitlements under the “Served from India Scheme” (issued by the Government of India) in respect of the foreign exchange earnings from export of services

Cost of goods sold and services rendered

	2011-12	2010-11	Increase/ (decrease)	% change
Telecom Services	2,827	2,665	162	6%
Data Centre Services	503	364	139	38%
Cloud and Managed Services	202	288	(86)	(30)%
Technology Integration Services	1,057	774	283	37%
Application Integration Services	535	424	111	26%
Total	5,124	4,515	609	13%

The cost of goods sold increase by 13% on overall basis, the movement in COGS is explained in detail below:

	2011-12	2010-11	Increase/ (Decrease)	% change
Network Costs	2,283	2,022	261	13%
Revenue share	165	233	(68)	(29)%
Cost of goods sold	1,133	957	176	18%
Direct Resources costs	863	779	84	11%
Power costs*	463	307	156	51%
Others	217	217	0
Total	5,124	4,515	609	13%

* Power costs has been reclassified as a separate line item part of “Cost of goods sold and services rendered” against the previous period classification under “Operating Expenses” part of “Selling, general and administrative expenses”

Network cost of ₹ 261 million consists of cost of Bandwidth leased out from TELCOS, Inter connect charges payable to carriers, IP termination costs payable to carriers.  Increase in Network costs is on account of (i) ₹ 51.9 Million increase of Bandwidth costs incurred on account of capacity upgrades and newer links (ii) ₹ 182 Million of Inter connect charges due to the increase in the volume of International Long distance and (iii) increase in IP termination costs by ₹ 27.8 Million on account of increase in usage of Minutes.

Revenue share cost consists of (i) Revenue share payable to DoT on ISP, ILD & NLD services and (ii) Revenue share payable to retail franchisees.   Decrease in Revenue share is on account of (i) Increase of ₹ 11.3 Million in the Revenue share payable to DoT on account of increase in Revenues and (ii) reduction of ₹ 79.3 Million in the Revenue share payable to Retail franchisees.

Cost of Goods sold consists of cost of Hardware and Software including adjustment of stock value for Net realizable value. The Increase in Cost of Goods sold is on account of hardware cost involved on a large one time System integration deal and partially offset by decrease in hardware costs from other System integration business opportunities.

Direct Resources costs consists of (i) the cost of resources deployed on the Network Infrastructure Delivery (ii) cost of billable resources associated with the e Learning and Infrastructure Managed services.   During the year, there was an increase of ₹ 84.1 on account (i) increase of ₹ 68.2 Million on the resources costs of the Network Infrastructure Delivery and an increase of ₹ 15.9 Million on the cost of billable associates associated with the e Learning and Infrastructure Managed services.

Power costs comprises of electricity charges incurred for our Data Centre operations. Power costs increased by ₹ 156 million on account of higher capacity utilization.

Other costs, consists of Link maintenance charges for the Network services, Direct cost of Application services business, digital certificate platform, content costs, subject matter experts for international business. The decrease in Other costs is on account of (i) ₹ 11 Million on account of Digital certificates platform changeover to a new platform (ii) ₹ 4 Million reduction in the content costs of Portal business (iii) ₹ 3 Million reduction in Cost of Server rentals pertaining to Data Centre service (iv) ₹ 3 Million reduction in the costs of Document Management Services part Application services business (v) increase of ₹ 16 Million in subject matter experts deployed for Voiceover for international business and (vi) increase of ₹ 3 Million in the Link Maintenance costs part of Network Services

Selling, general and administrative expense:

	2011-12	2010-11	Increase/ (decrease)	% change
Operating costs	452	419	33	8%
Selling & Marketing Expenses	114	130	(16)	(12)%
Associate Expenses	755	695	60	9%
Other Indirect expenses	694	798	(104)	(13)%
Allowance for doubtful receivables	95	158	(63)	(40)%
Forex (Gain) / Loss	(26)	14	(40)	(286)%
Total	2,084	2,214	(130)	(6)%

Operating costs consists of, the electricity charges incurred on the Data Centre, rental cost of Data Centre, Rent of base station towers, Repairs and Maintenance costs of the Infrastructure, Annual Maintenance costs of the Infrastructure and insurance cost of the infrastructure. Operating costs remained at the same level between two periods.

Selling & Marketing costs consists of, selling commission payable to sales partners, discounts payable to customers, incentive to salesmen and marketing and promotion costs. Selling & Marketing costs remained flat between the two periods on account of lower marketing spends.

Associate expenses, consists of the annual cost of the employees who are part of the Sales and marketing function, Business development, General management and support services. Associate expenses had increased by₹ 60 million on account of new recruitments across verticals and on account of yearly increase to the existing salary base.

Other Indirect expense consists of cost of facilities, electricity charges incurred on facilities, travel cost, Legal charges, professional charges, communication and others. Other indirect expenses decreased by ₹ 104 million primarily on account of lower travel expenditure compensated by increase in Legal, professional and consultancy charges during the year.

Allowance for doubtful receivables consist of the charge on account of the provisions created during the year against doubtful debtors. Reduction in Allowance for doubtful receivables is on account of lower exposure on debtors based on the review.

Forex gain/(loss) consists of unrealized gain or (loss) on account of restatements at the period end. The current fiscal had a net forex gain on account of favorable currency fluctuation.

Depreciation and amortization

Depreciation and amortization is set forth in the table below:

	2011-12	2010-11	Increase/ (Decrease)	% Change
Depreciation and amortization	692	688	4	0.58%
As a percentage of carrying value	24%	18%

There were no huge capitalizations during the fiscal 2012 as compared to fiscal 2011 and hence, the depreciation is linear.

Profit/loss from operating activities

	2011 -12	2010 -11	Increase/ (Decrease)	% Change
Operating profit/(loss)	(163)	(380)	217	57%
As a percentage of revenue	2.12%	5.51%

There was a reduction in operating margins because of increase in operating margins.

Finance income/expense

	2011-12	2010-11	Increase/ (Decrease)	% Change
Finance Income	59	46	13	28%
Finance expense	(307)	(259)	48	19%
Net Finance income/(expense)	(248)	(213)	35	16%

This increase was caused by higher utilization of borrowing limits

Share of profit in equity accounted investee

	2011-12	2010-11	Increase/ (Decrease)	% Change
Share of profit	27	73	(46)	(63)%

The decrease was due to drop in net profits due to unfavorable market conditions for MF Global Sify Securities India Private Limited.

Net Profit

	2011-12	2010-11	Increase/ (Decrease)	% Change
Net Profit/(loss)	(383)	(519)	136	26%
As a percentage of revenue	4.98%	7.54%

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

Liquidity and capital resources

The following table summarizes our statements of cash flows for the periods presented:

	2014	2013	2012	2014
	₹ In ‘000	₹ In ‘000	₹ in ’000	US $ in ’000
Profit / (loss) before tax	318,400	451,569	(383,337)	5,298

Other adjustments including non-cash items	1,615,640	660,516	1,061,744	26,883
Income tax (paid)/ refund received	53,519	(98,937)	(121,676)	890
Net decrease (increase) in working capital	(1,019,118)	(549,741)	43,483	(16,957)
Net cash from / (used in) operating activities	968,441	463,407	600,214	16,114
Net cash from / (used in) investing activities	(806,684)	(212,748)	(901,971)	(13,422)
Net cash from / (used in) financing activities	114,999	11,232	536,407	1,914
Effect of exchange rate changes on cash and cash equivalents	(422)	(33)	(4,258)	(7.02)
Net increase / (decrease) in cash and cash equivalents	276,756	261,891	234,650	4,605

Our growth has been financed largely by cash generated from operations, from the proceeds from the issuance of equity and bank borrowings.

As of March 31, 2014, we had cash and cash equivalents of ₹ 633 million ($10.53 million), that included cash and bank balances of ₹ 1,270 million ($21.13million) and bank overdraft of ₹ 637 million ($10.60 million). We have utilized a working capital facility of ₹ 448 million ($ 7.45 million) and bank borrowings of ₹ 544 million ($9.05 million). Based on the projected cash flows, available lines of credit and promoter group capital infusion, we will have sufficient resources to meet capital expenditure needs and working capital requirements over the course of the next 12 months.

On October 22 2010, the company entered into a subscription agreement with Mr Ananda Raju Vegesna, acting as representative (the “Representative”) of the purchasers in connection with the offering. Pursuant to the terms of this subscription agreement, the company issued and allotted 125,000,000 equity shares to an entity affiliated and controlled by Mr. Raju Vegesna, our Chairman and Managing Director. In accordance with Indian law, the purchase price is to be paid at such time as determined by Board of Directors of the company. During the fiscal year 2014, the Company has received an aggregate of ₹ 300 million, in connection with this private placement, resulting in an aggregate of ₹ 2,800 million received till date. Although all 125,000,000 shares are deemed issued and outstanding, the unpaid portion of the equity shares issued pursuant to the subscription agreement do not have any voting rights and are not entitled to dividends, if declared. As of the date of this Annual Report, Mr. Vegesna has paid for 70% of the shares of the subscription. The balance of the proceeds from the allotment of the equity shares to our promoter group, or ₹ 1,200 million, will take place in tranches as per the amended subscription agreement and the Board of Directors assessment from time to time of the Company’s capital requirements, as regards both timing and amount. See note 40 in the notes to the financial statements included in this Annual Report.

Our cash and cash equivalents comprise of cash and bank deposits. The restricted cash balance ₹ 210.23 million ($3.50 million) primarily represents fixed deposits as margins with bankers.

Our external sources of credit include facilities sanctioned to us by Indian banks. We have working capital facilities in the form of short term loans, cash credit and overdraft facilities of an aggregate of ₹1,150 million ($ 19.13 million) of which ₹ 637 million ($ 10.6 million) was utilized as of March 31, 2014. Further, we were provided non-funded limits of ₹2,750 million ($ 45.76 million) (primarily in the form of bank guarantees and letters of credit) which was fully utilized as of the reporting date. Our ongoing working capital requirements are significantly affected by the profitability of our operations and we continue to periodically evaluate existing and new sources of liquidity and financing.

We are taking steps to improve the cash position to meet our currently known requirements at least over the next twelve months. In light of the highly dynamic nature of our business, however, we cannot assure you that our capital requirements and sources will not change significantly in the future.

Net cash generated from operating activities for the year ended March 31, 2014 was ₹ 968 million ($16.1 million). This is mainly attributable to cash generated during the year and partially offset by increase in trade and other receivables by ₹ 1347.4 million ($22.4 million), increase in other assets by ₹ 491 million ($8.2 million) , increase in inventories by ₹ 14 ($0.23 million) and increase in trade and other payables by ₹ 677 million ($11.26 million) , and increase in deferred revenue of ₹145.57 million ($ 2.42 million) on account of increase in advance billing in long term projects.

Net cash generated from operating activities for the year ended March 31, 2013 was ₹ 463 million .This is mainly attributable to cash generated during the year and partially offset by increase in trade and other receivables by ₹ 600 million , decrease in other assets by ₹ 100 million , increase in inventories by ₹205 on account of inventories procured for large project and reduction in trade and other payables by ₹8.08 million due to settlement of creditors, and increase in deferred revenue of ₹ 138.42 million.

Net cash generated from operating activities for the year ended March 31, 2012 was ₹600 million. This is mainly attributable to cash generated during the year and partially offset by increase in trade and other receivables by ₹ 105 million million), increase in other assets by ₹ 326 million due to acquisition of leasehold land at Noida, India, increase in inventories by ₹5 and increase in trade and other payables by ₹472 million due to extended credit from vendors.

Net cash used in investing activities for the year ended March 31, 2014 was ₹ 807 million ($13.43 million) primarily on account of expenditure on Data Centre construction at Noida, India and purchase of routers, modems, ports, servers, other capital equipments for our ongoing expansion plans and for large project implementation . The increase was partly offset by increase in finance income by ₹ 117 million ($1.94 million).

Net cash used in investing activities for the year ended March 31, 2013 was ₹ 213 million primarily on account of expenditure on Data Centre construction at Noida, India and purchase of routers, modems, ports, servers, other capital equipments for our ongoing expansion plans and for large project implementation. The increase was partly offset by increase in finance income by ₹ 57 million.

Net cash used in investing activities for the year ended March 31, 2012 was ₹902 million primarily on account of expenditure on Data Centre construction at Noida, India and purchase of routers, modems, ports, servers, other capital equipments for our ongoing expansion plans and advance payments towards undersea cable arrangement with EIG amounting to ₹ 460 million. The increase was partly offset by increase in finance income by ₹ 49 million.

Net cash generated from financing activities for fiscal year 2014 was ₹115 million. The increase is mainly due to infusion of funds of ₹ 300 million by the promoters and increase in borrowings by ₹ 187 million. This was offset by payment of finance expenses of ₹ 372 million.

Net cash generated from financing activities for fiscal year 2013 was ₹ 11 million. We have taken a loan of ₹ 380 million. This was offset by decrease in finance expenses of ₹ 265million

Net cash generated from financing activities for fiscal year 2012 was ₹ 536 million mainly on account of capital infusion from promoter group amounting to ₹ 1,500 million. This was partly offset by decrease in bank borrowings by ₹ 600 million and payment of finance expenses of ₹ 312 million.

Capital expenditure

We incurred ₹ 930 million ($15.47 million) towards capital expenditure for the year ended March 31, 2014. We expect further capital expenditure to be incurred during the fiscal year 2015 to strengthen our infrastructure capabilities. The capital expenditure was funded out of internal accruals, bank borrowings and finance leasing arrangements.

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

Contractual obligations

Set forth below are our contractual obligations as of March 31, 2014:

Payments due by period (₹ 000s)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long Term Debt Obligations	984,494	397,934	382,337	193,667	10,556
Short Term Borrowings	637,347	637,347	-	-	-
Finance Lease Obligations	1,053,852	352,688	671,878	29,286	-
Non-cancellable Operating Lease obligations	1,690,119	123,316	256,429	284,123	1,026,251
Purchase Obligations	1,326,435	1,326,435	-	-	-

Total	5,692,247	2,837,720	1,310,644	507,076	1,036,807

Recent Accounting Pronouncements

(i)	IFRS 9 Financial Instruments: In November 2009, the International Accounting Standards Board issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2015 with early adoption permitted. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. IFRS 9 was further amended in October 2010, and such amendment introduced requirements on accounting for financial liabilities. This amendment addresses the issue of volatility in the profit or loss due to changes in the fair value of an entity’s own debt. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income. The company is required to adopt IFRS 9 from accounting year commencing April 1, 2015.

(ii)	Amendment to IAS 32 Offsetting of Financial Assets and Financial Liabilities: In December 2011, the International Accounting Standards Board issued amendments to IAS 32, Offsetting Financial Assets and Financial Liabilities. The amendments clarify that an entity has a legally enforceable right to set-off if that right is not contingent on future event and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments also clarified that gross settlement is equivalent to net settlement if and only if the gross settlement mechanism has features that eliminate or result in insignificant credit and liquidity risk and process receivables and payables in a single settlement process or cycle. The Company is required to adopt the amendment from accounting year commencing April 1, 2014 and currently evaluating impact on the consolidated financial statements.

(iii)	IFRS 15 Revenue from Contracts with Customers: During May 2014, the International Accounting Standards Board issued IFRS 15, Revenue from Contracts with Customers. The core principle of the new Standard is for companies to recognise revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new Standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively and and improve guidance for multiple-element arrangements. The effective date of application is January 1, 2017and the entity is evaluating the impact on consolidated financial statements.

(iv)	Narrow scope amendments to IAS 16 and IAS 38: Clarification of Acceptable methods of Depreciation and Amortization: IAS 16 and IAS 38 both establish the principle for the basis of depreciation and amortization as being the expected pattern of consumption of the future economic benefits of an asset. The IASB has clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances. This will not affect the entity when adopted.

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

Revenue from services rendered is recognized in the consolidated income statement in proportion to the stage of completion of the transaction at the reporting date. Revenue is recognized when the following conditions are met:

o	the amount of revenue can be measured reliably;
o	it is probable that the economic benefits will flow to the seller;
o	the stage of completion at the balance sheet date can be measured reliably; and
o	the costs incurred, or to be incurred, in respect of the transaction can be measured reliably.

The revenue recognition in respect of the various streams of revenue is described below:

(i)	Telecom Services

Revenue from Telecom services include Data network services and Voice services. Telecom services primarily include revenue from connectivity services, NLD/ILD services and to a lesser extent, revenues from the installation of connectivity links. The Company provides connectivity for a fixed period of time at a fixed rate regardless of usage.  The revenue attributable to connectivity services is recognized rateably over the period of the contract. The revenue attributable to the installation of the link is recognised on completion of the installation work. The Company provides NLD (National Long Distance) and ILD (International Long Distance) services through Company’s network.  The Company carries voice traffic, both national and international, using the network back-bone and delivers voice traffic to Inter-connect Operators.  Revenue is recognized based upon metered call units of voice traffic terminated on the Company’s network.

(ii)	Data Centre Services:

Revenues from DC services consist of hosting and power charges. Data Centre services primarily include revenue from co-location of racks, caged racks and on usage of power from large contracts. The contracts are mainly for a fixed rate for a period of time and are recognised over the period during which the service is provided.

(iii)	Cloud and Managed Services:

Revenue from Cloud and managed services include revenue from “Cloud and storage solutions, managed services, value added services and Remote Infrastructure Management. Revenues from Cloud and on demand compute and storage, are primarily fixed for a period of time. Revenues from domestic and international managed services, comprise of value added services, operations and maintenance of projects and from remote infrastructure management. Contracts from this segment are fixed and could also be based on time and material.

(iv)	Technology Integration Services:

Revenue from Technology Integration Services include system integration services, revenue from construction of Data Centres, network services, security solutions, digital certificate based authentication services and to a lesser extent, revenue from hardware and software.

Revenue from construction contracts represent revenue from construction of data centres to the specific needs and design of the customer. Such contract revenue includes the initial amount agreed in the contract plus any variations in contract work, claims and incentive payments, to the extent that it is probable that they will result in revenue and can be measured reliably. As soon as the outcome of a construction contract can be estimated reliably, contract revenue is recognised in profit or loss in proportion to the stage of completion of the contract. Contract expenses are recognised as incurred unless they create an asset related to future contract activity. The stage of completion is assessed by reference to the cost incurred till date to the total estimated costs. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred that are likely to be recoverable. An expected loss on a contract is recognised immediately in the statement of profit or loss.

Digital Certification revenues include income received on account of Web certification. Generally the Company does not hold after sale service commitments after the activation of the Digital Certificates sold and accordingly, revenue is recognised fully on the date of activation of the respective certificate. Billing towards one time installation / training is recognised upon completion thereof.

(v)	Applications Integration Services:

Revenues from Applications Integration services include online assessment, document management services, web development, mailing solutions, supply chain software and e-learning software development services. E-learning software development services consists of structuring of contents, developing modules, delivery and training users in the modules developed. Revenue from Applications Integration Services is recognised based on percentage of completion method. Revenue in relation to ‘time’ is measured as the agreed rate per unit of time multiplied by the units of time expended. The element of revenue related to materials is measured in accordance with the terms of the contract.

The Company enters into contracts with customers to serve advertisements in the portal and the Company is paid on the basis of impressions, click-throughs or leads and in each case the revenue is recognised rateably over the period of the contract based on actual impressions/click throughs / leads delivered.  Revenues from commissions earned on electronic commerce transactions are recognised when the transactions are completed.

In certain cases, some elements belonging to the services mentioned above are sold as a package consisting of all or some of the elements. In these cases it is necessary to apply the recognition criteria to the separately identifiable components of a single transaction in order to reflect the substance of the transaction with different revenue allocations for each component. These multiple element arrangements are recognised as separable elements because each element constitutes a separate earning process, each element has a fair value that is reliable, verifiable and objectively determinable, and the undelivered element is not essential to functionality of the delivered elements.

Income from operating leases:

Lease rentals arising on assets given on operating leases are recognised over the period of the lease term on a straight line basis.

Indefeasible Right of Use (IRU)

The Company has entered into IRU arrangements through which it entitles its customers to right of use of specified bandwidth capacity for a specified period of time. The upfront payment received towards right of use of bandwidth capacities under such agreements have been treated as deferred revenue and is recognised on a straight line basis over the term of the arrangement.

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

Allowance for accounts receivable

The receivables primarily constitute dues from corporate and government customers. We maintain allowances for doubtful accounts receivable for estimated losses resulting from the inability of our customers to make contractually agreed payments. We also make allowances for a specific account receivables if the facts and circumstances indicate that such account receivable is unlikely to be collected.

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

Item 6. Directors, Senior Management and Employees

Directors and Executive Officers

The following table sets forth the name, age and position of each director and senior management executive officer of our Company as of March 31, 2014:

Name	Age	Designation
Raju Vegesna (4) *	54	CEO, Chairman & Managing Director
Ananda Raju Vegesna (4)	54	Executive Director
C B Mouli (1)	67	Director, Chairman & Financial Expert of Audit Committee
S K Rao (1) (2) (3)	70	Director
T H Chowdary (2) (3)	82	Director & Chairman of Compensation & Nominating Committees
P S Raju (2)	60	Director
C E S Azariah (1) (2) (3) (4)	66	Director
Kamal Nath	49	Chief Executive Officer - Sify Technologies Limited, India
M P Vijay Kumar	44	Chief Financial Officer
C R Rao	54	Chief Operating Officer
Ravi Shelvankar *	45	Chief Executive Officer, Sify Technologies North America Corporation

*	Consequent to the incorporation of Sify Technologies North America Corporation, a wholly owned US subsidiary of the Company, Mr Ravi Shelvankar was appointed as the Chief Executive Officer of the US entity and responsible for the US business. Mr Kamal Nath will be the Chief Executive Officer of the Indian business. Both will be reporting to Mr Raju Vegesna, the CEO of the Company effective April 2014.

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating Committee.

(4)	Member of the Corporate Social Responsibility Committee

Mr. Raju Vegesna, CEO, Chairman & Managing Director, has served as a Director of our Company since November 2005. He was appointed as the Chief Executive Officer and Managing Director of the Company effective July 18, 2006. Mr. Vegesna is a Silicon Valley entrepreneur who founded several leading edge technology companies, including Server Works Corporation, acquired by Broadcom in 2001. After that acquisition and he had a brief stint with Broadcom. He holds a BS in Electrical Engineering from the University of Bangalore and holds an MS in Computer Engineering from Wayne State University, USA, and holds several patents in Microprocessor and Multiprocessor technology. He is also a Director of Sify Software Limited, Server Engines LLC, Nulife Corp, USA. and Raju Vegesna Infotech & Industries Private Limited.

Mr Ananda Raju Vegesna, brother of Mr Raju Vegesna, CEO, Chairman and Managing Director, has served as an Executive Director of our Company since June 2007. He is the Director of Infinity Satcom Universal Private Limited, Village Inns (India) Limited, Raju Vegesna Infotech & Industries Limited, Raju Vegesna Developers Private Limited, Ramanand Core Investment Company Private Limited, Hermit Projects Private Limited, Pace Info Com Park Private Limited and Server Engines India (Private) Limited.

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

Kamal Nath has served as the Chief Executive Officer of Sify Technologies Ltd. India operations since August 2012. He is a Graduate in Electronics & Communications from BIT, Sindri. He has an overall experience of 26 years in reputed organizations. Prior to joining Sify, he was with HCL Technologies Limited, a major IT company, responsible for the Infrastructure Services Division. He was with Larsen & Toubro Limited and Uptron India Limited in the early part of his career. He is responsible for the business operations in India.

M P Vijay Kumar has served as Chief Financial Officer since October 2007 and has over 20 years of experience in corporate audits, financial/management consulting, legal advisory services, management audit and investment banking. He is a Chartered Accountant and a Fellow Member of the Institute of Chartered Accountants of India, Fellow Member of the Institute of Company Secretaries of India and Associate member of the Institute of Cost and Works Accountants of India.

C R Rao, the Chief Operating Officer, has served as Vice President - Head HR & Administration since March 2009. He is a Graduate in Commerce and Law and also holds an MBA.  He comes with an overall experience of 26 years with around 16 years of rich experience in Strategic Planning and Operations Management.  Prior to joining Sify, he was with GSA Lufthansa as Vice President, responsible for Tamil Nadu and Andhra Pradesh.  His key responsibilities included Strategic Planning, Business Development, Sales and Marketing for the Cargo division.

Ravi Shelvankar has joined the services of the Company in April 2014 as Chief Executive Officer of the wholly owned US Subsidiary. He is a Post Graduate in Mechanical Engineering from Birla University. He has more than 20 years of experience in the field of Information Technology, Manufacturing and Product Engineering Sales. Before joining Sify, he was associated with Wipro as General Manager & Global Head for IP sales and solutions based in USA and  was successful in launching cloud based Products and Solutions. His prior experience includes working with iGATE and Infosys. He is responsible for the business operations in the US.

Infinity Capital Ventures, LP beneficially owned 7.79 % of our equity shares as of March 31, 2014. This shareholder is a party to the Subscription Agreement dated November 10, 2005 with our Company. The Subscription Agreement provides that, among other things, the Company shall appoint Mr Raju Vegesna as the Chairman of the Board of Directors, Infinity Capital shall also nominate another person to the Board of Directors and so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital. In November 2005, Mr Raju Vegesna, a nominee of Infinity Capital Ventures, LP, was appointed as Chairman of our Board of Directors. In February 2006, the Company also appointed Mr. P S Raju as the second nominee of Infinity Capital to the Board of Directors.

We believe Infinity Satcom Universal Private Limited beneficially owned 8.14% of our equity shares as of March 31, 2014. Mr Ananda Raju Vegesna, Executive Director of the Company and brother of Mr Raju Vegesna, is the Director of Infinity Satcom. Infinity Satcom is presently controlled by Mr Raju Vegesna.

Director Compensation

Our Articles of Association provide that each of our directors may receive a sitting fee not exceeding the maximum limits prescribed under the provisions of the Indian Companies Act, 2013. Accordingly, our Directors, other than the Chairman and Managing Director and Executive Director, have been receiving ₹ 20,000 for each Board meeting and Committee meetings attended by them, effective October 2005. Since May 2014, the Directors have been receiving ₹ 50,000 for each Board Meeting attended by them. However, there is no increase in the sitting fee for the Committee meetings.

Mr Raju Vegesna, who is our CEO, Chairman and Managing Director, does not receive any compensation for his service on our Board of Directors. Similarly, Mr Ananda Raju Vegesna, who is employed as our Executive Director, also does not receive any compensation for his service on our Board of Directors. Directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. T. H. Chowdary, a Director of our Company, has been receiving ₹ 20,000 per month effective February 1, 2004 for the technical services rendered by him to us, after obtaining requisite Governmental permission for the same.

Officer Compensation

The following table sets forth all compensation paid by us during the fiscal year ended March 31, 2014 to our executive officers:

	Summary Compensation Table (₹ Million)
Name	Salary(1)	Bonus

Kamal Nath	11.33
M P Vijay Kumar	8.67	1.50
C R Rao	5.32	0.50

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

The Directors (who are not executive officers) are not entitled for any remuneration including any pension, retirement or similar benefit schemes.

The details of our contribution to provident fund in respect of the executive officers are set out below:

Name	₹ in Million
Kamal Nath	0.58
M P Vijay Kumar	0.41
C R Rao	0.27

Gratuity expense is determined at an overall Company level based on an actuarial valuation performed by an independent actuary. Thus, the cost for the year ended March 31, 2014 in respect of gratuity and compensated absences towards executive officers of the Company was not separately determined. Gratuity cost relating to such executive officers is not estimated to be material.

We make bonus payments to employees including executive officers upon satisfactory achievement of the following two performance criteria.

(i) Performance of the Company: Represents bonus payable on achievement of overall revenue and net profit targets for the Company. These performance targets were not achieved for the year ended March 31, 2014 and no bonus was paid under this category.

(ii) Performance of the individual: Represents bonus payable on achievement of the individual’s Key Responsibility Areas (KRA) and Key Performance Indicators (KPI). These KRAs and KPIs vary in relation to each employee including executive officers and include both financial and non-financial parameters.

We have provided for ₹ 34.1 million towards bonus payable for the year ended March 31, 2014 to employees including executive officers who have achieved the KRAs and KPIs.

Board Composition

Our Articles of Association sets the minimum number of directors at three and the maximum number of directors at twelve. We currently have seven directors. The Indian Companies Act and our Articles of Association require the following:

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

Each of these Directors (Messrs S K Rao, C B Mouli, C E S Azariah, T H Chowdary) continue to remain independent in accordance with NASDAQ rules.

In addition, the Board of Directors has recommended the appointment of the above four Directors as the Independent Directors of the Board for a term of five consecutive years from the conclusion of the ensuing Annual General Meeting under the provisions of the Indian Companies Act, 2013. This matter will be subject to the shareholders’ approval at the Annual General Meeting scheduled on July 28, 2014.

Term of Directors

Mr Raju Vegesna, CEO, Chairman & Managing Director	Appointed as Chairman & Managing Director for a period of five years effective July 18, 2009. Pursuant to the recommendation of the Nomination & Remuneration Committee and the Board, he is reappointed as the Chairman & Managing Director for a further period of five years effective July 18, 2014 which is subject to the approval of the shareholders at the ensuing Annual General Meeting scheduled on July 28, 2014 and the Ministry of Corporate Affairs, Government of India. As per Articles of Association of the Company, he is not required to retire by rotation and hence shall hold office for the full term.

Mr Ananda Raju Vegesna, Executive Director	Appointed as Executive Director for a period of five years effective June 22, 2010. As per the Indian Companies Act, 2013, he is liable to retire by rotation along with other Directors and is eligible for reelection by the shareholders at the Annual General Meeting. His retirement is due in July 2014.

Dr T H Chowdary, Chairman of Compensation and Nominating Committees	Appointed as a Director in February 1996. As per the Indian Companies Act, 2013, the Board of Directors recommended his appointment as an Independent Director for a term of five consecutive years from the conclusion of the ensuing Annual General Meeting under the provisions of the Indian Companies Act, 2013. This matter will be subject to the shareholders’ approval at the Annual General Meeting scheduled on July 28, 2014.

Dr S K Rao	Appointed as a Director in July 2005. As per the Indian Companies Act, 2013, the Board of Directors recommended his appointment as an Independent Director for a term of five consecutive years from the conclusion of the ensuing Annual General Meeting under the provisions of the Indian Companies Act, 2013. This matter will be subject to the shareholders’ approval at the Annual General Meeting scheduled on July 28, 2014.

Mr P S Raju	Appointed as a Director in February 2006. As per the Indian Companies Act, 2013, he is liable to retire by rotation along with other Directors and is eligible for reelection by the shareholders at the Annual General Meeting. His retirement is due in 2015.

Mr C B Mouli, Chairman and Financial Expert of Audit Committee	Appointed as a Director in July 2005. As per the Indian Companies Act, 2013, the Board of Directors recommended his appointment as an Independent Director for a term of five consecutive years from the conclusion of the ensuing Annual General Meeting under the provisions of the Indian Companies Act, 2013. This matter will be subject to the shareholders’ approval at the Annual General Meeting scheduled on July 28, 2014.

Mr C E S Azariah	Appointed as a Director by the Board of Directors in March 2013. As per the Indian Companies Act, 2013, the Board of Directors recommended his appointment as an Independent Director for a term of five consecutive years from the conclusion of the ensuing Annual General Meeting under the provisions of the Indian Companies Act, 2013. This matter will be subject to the shareholders’ approval at the Annual General Meeting scheduled on July 28, 2014.

The Company has service contracts with Mr. Raju Vegesna, Chairman and Managing Director and Mr. Ananda Raju Vegesna, Executive Director. The service contracts with Mr. Raju Vegesna and Mr. Ananda Raju Vegesna do not provide for any remuneration or benefits either during or upon termination of employment.

For other non-executive Directors, the Company does not have any service contract and such directors’ term is governed by the Indian Companies Act, 2013.

The Company does not have any service contract with the other Senior Executives of its administrative, supervisory or management bodies. Such senior executives’ appointment does not have any specific term and can be terminated by either party based on the terms of the contract.

Board Committees

Details relating to Audit, Compensation, Corporate Social Responsibility and Nominating Committees of our board are provided below:

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

The Audit Committee held four meetings in person during fiscal 2014.

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

The Compensation Committee held four meetings in person during fiscal 2014.

The Compensation Committee has adopted a Charter and reviewed annually.

The Compensation Committee Charter was amended by the Board of Directors on June 24, 2013 in line with the amendments envisaged under NASDAQ Rule 5605(d)(3) applicable for NASDAQ listed companies.

Corporate Social Responsibility Committee

As per Section 135 of the Indian Companies Act, 2013, the Company is required to spend 2% of the average net profits from the three preceding financial years to Corporate Social Responsibility (CSR) activities. For this purpose, the Board has constituted the Corporate Social Responsibility Committee (CSR).

The CSR Committee of the board consists of the following Directors:

Mr Raju Vegesna

Mr Ananda Raju Vegesna

Mr C E S Azariah

The purpose of the CSR Committee is to monitor the implementation of the CSR projects or programs or activities undertaken by the Company and a responsibility statement shall be signed by the CSR Committee confirming compliance with the CSR objectives and Policy of the Company. The Committee shall submit its report to the Board and the Board shall report the same in its report to the shareholders annually.

Nominating Committee

The Nominating Committee of the board consists exclusively of the following non-executive, independent directors as determined under applicable NASDAQ rules:

Dr T H Chowdary;

Dr S K Rao; and

Mr C E S Azariah

The purpose of our Nominating Committee is to oversee our nomination process for our top level management and specifically to identify, screen and review individuals qualified to serve as our Executive Directors, Non Executive Directors and Independent Directors consistent with criteria approved by our board and to recommend, for approval by our board, nominees for election at our annual general meeting of shareholders.

On April 22, 2014, the Nominating Committee has reviewed and recommended the reappointment of Mr Raju Vegesna as the Chairman and Managing Director of the Company for a further period of five years effective July 18, 2014.

The Nominations Committee has adopted a charter.

Employees

As of March 31, 2014, we had 1,782 employees, compared with 1,829 as of March 31, 2013. Of our current employees, 98 are administrative, 310 form our sales and marketing, 25 are in product and content development, 1,314 are dedicated to technology and technical support, and 35 are in business process and customer care. None of our employees are represented by a union. We believe that our relationship with our employees is good.

Stock Ownership

The following table sets forth information with respect to the beneficial ownership of our equity shares as of June 30, 2014 by each director and our senior management executives. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

Equity Shares Beneficially Owned
Beneficial Owner	Number	Percent
Raju Vegesna *	154,011,051	86.27%
Ananda Raju Vegesna	-	-
T. H. Chowdary	-	-
C B Mouli	-	-
P S Raju	-	-
S K Rao	-	-
C E S Azariah	-	-

All 125,000,000 shares have been allotted to Mr. Vegesna and his affiliated entities, as all shares are issued and outstanding. However, pursuant to Indian law, Mr. Vegesna does not have full voting power for the shares until such shares have been fully paid. As of June 30, 2014, the entities affiliated with Mr. Vegesna had paid for 70% of the shares sold pursuant to the subscription agreement described elsewhere in this Annual Report, and his beneficial ownership is approximately 83%. As only 87,500,000 shares have the right to vote at this time, he may only vote those 87,500,000 shares.

The balance amount of 30% on the 125,000,000 shares shall be paid by the affiliated entities of Mr Vegesna as and when the same is called by the Board of Directors of the Company based on the fund requirements of the Company. When such shares are fully paid, Mr Vegesna shall have full voting rights on the 125,000,000 shares.

* Other than the above, none of the Directors or Executive Officers of the Company holds any shares in the Company.

Employee Stock Option Plan

We have an Associate Stock Option Plan, or ASOP, which provides for the grant of options to employees of our Company. The ASOP 2007 was approved by our Board of Directors and our shareholders in September 2007 and 2,000,000 shares were reserved for issuance under the plan. This was in addition to the earlier ASOP Plans of 2000, 2002 and 2005. A total of 5.73 million equity shares are currently reserved for issuance under our ASOP Plans. As of March 31, 2014, we had outstanding an aggregate of 30,000 options under our ASOP Plans with a weighted average exercise price equal to approximately ₹ 98.24 ($1.63) per equity share.

The ASOP Plans are administered by the Compensation Committee of our Board of Directors. On the recommendation of the Compensation Committee, we issue option letters to identified employees, with the right to convert the issued options into our equity shares at the rates indicated in the options. The consideration for transfer of the options is ₹ 1 per option to be paid by the employee before transfer of the options.

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

Associate Stock Option Plan 2014

The Company proposed to introduce a new Stock Option Plan under Associate Stock Option Plan 2014 (ASOP 2014) for granting as Equity Shares and/or ADSs linked warrants to the eligible Associates of the Company and its Holding/Subsidiaries/Associates. For this purpose, it is planned to allocate 25 million Equity Shares of ₹ 10/- each under ASOP 2014. The proposal is subject to the approval of the shareholders of the Company at the ensuing Annual General Meeting scheduled on July 28, 2014.

Item 7. Major Shareholders and Related Party Transactions

Principal Shareholders

The following table sets forth information with respect to the beneficial ownership of our equity shares as of June 30, 2014 by each person or group of affiliated persons who is known by us based on our review of public filings to beneficially own 5% or more of our equity shares. The table gives effect to equity shares issuable within sixty days upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares as well as the power to receive the economic benefits of ownership of securities. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned. The information below is based on a review of filings made by such persons with the SEC.

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

Infinity Satcom Universal Private Limited is owned and controlled by Mr Raju Vegesna, Managing Director of the Company. .

Ramanand Core Investment Company Private Limited is a wholly owned subsidiary company of Raju Vegesna Infotech and Industries Private Limited which is owned and controlled by Infinity Satcom Universal Private Limited, which in turn is owned and controlled by Mr Raju Vegesna, CEO, Chairman and Managing Director of the Company.

As of March 31, 2014, entities affiliated with our CEO, Chairman and Managing Director, Mr. Raju Vegesna, beneficially owned approximately 86.27% of our outstanding equity shares, which includes the 125,000,000 shares (partly paid with proportionate voting rights) issued in connection with the private placement described below.

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

Details of significant change in the percentage ownership held by the major shareholders:

Name of the shareholder	2011-12		2012-13		2013-14
	No. of shares	%	No. of shares	%	No. of shares	%
Infinity Capital Ventures, LP, USA	13,902,860	7.79	13,902,860	7.79	13,902,860	7.79
Vegesna Family Trust, USA	578,191	0.32	578,191	0.32	578,191	0.32
Infinity Satcom Universal Private Limited	14,530,000	8.14	14,530,000	8.14	14,530,000	8.14
* Raju Vegesna Infotech and Industries Private Limited	-	-	-	-	-	-
** Ramanand Core Investment Company Private Ltd.	125,000,000	70.02	125,000,000	70.02	125,000,000	70.02

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

Reference is drawn to note 40 to the Consolidated Financial Statement as regards the shareholding of Ramanand Core Investment Company Private Limited. As of such date, these shares are partly paid up to the extent of 70 % of the face value and hence carry voting rights proportionate to the paid up value of these shares. The Company has lien on these shares till such shares are fully paid up.

The Company has not issued any shares having differential voting rights and hence the Company’s major shareholders do not have differential voting rights except for proportionate voting rights on the partly paid up shares.

United States Shareholders

As of March 31, 2014, 39,000,135 of our ADSs were held in the United States and we had approximately 15,610 shareholders in the United States. Each ADS represents one equity share.

Host country Shareholders

As on March 31, 2014, 139,530,652 of our equity shares were held in India and we had 24 shareholders on record in India. Each equity share has a par value of ₹ 10/- each. Of the above, 125,000,000 shares were partly paid up to the extent of ₹ 7.00 per share.

Control of Registrant

Based on our review of filings made with the SEC, we believe Infinity Capital Ventures, LP beneficially owned 7.79 % of our equity shares as of March 31, 2014. This shareholder is a party to the Subscription Agreement dated November 10, 2005 with our Company. The Subscription Agreement provides that, among other things, the Company shall appoint Mr Raju Vegesna as the Chairman of the Board of Directors, Infinity Capital shall also nominate another person to the Board of Directors and for so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital. In November 2005, Mr Raju Vegesna, a nominee of Infinity Capital Ventures, LP, was appointed as Chairman of our Board of Directors. In February 2006, the Company also appointed Mr. P S Raju as the second nominee of Infinity Capital to the Board of Directors.

Infinity Satcom Universal Private Limited, India also beneficially owned 8.14% of our equity shares as of March 31, 2014.

As of March 31, 2014, entities affiliated with our CEO, Chairman and Managing Director, Mr. Raju Vegesna, beneficially owned approximately 86.27% of our outstanding equity shares, which includes the 125,000,000 shares issued in connection with the private placement described below.

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

On October 30, 2010, we consummated the issuance and sale of 125,000,000 of our equity shares in a private placement with our promoter group, including an entity affiliated with our CEO, Chairman and Managing Director, Mr Raju Vegesna. See note 40 in the notes to the financial statements in this Annual Report.

Forfeiture of equity shares issued in a private placement

During the year ended March 31, 2008, Sify proposed a scheme of amalgamation to merge Sify Communications Limited (erstwhile subsidiary) with the Company and made applications to the appropriate authorities in India for approval of the proposed scheme of amalgamation to take over the IP-VPN services from Sify Communications Limited ( erstwhile subsidiary) upon the consummation of the merger. Under the provisions of the local telecom regulations, a Company engaged in the business of providing IP-VPN services was required to maintain Indian shareholding at least 26% of the total paid up share capital of the Company. In order to maintain the Indian shareholding at 26% in Sify consequent to the approval of the proposed scheme of amalgamation, Sify and Infinity Satcom Universal, an Indian entity (the Purchaser) entered into a Subscription Agreement (effective March 24, 2008), whereby the Company agreed to sell, and Infinity agreed to purchase, 12,817,000 equity shares of the Company (herein after referred to as ‘the Share Purchase’), at a per share purchase price of USD $4.46/ - per share (referred to as ‘the Purchased Shares’), equivalent to ₹ 175/- per share in Indian Rupees.

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

The Company received a sum of ₹ 112,149 (comprising of ₹ 12,817 towards face value and ₹ 99,332 towards securities premium) and called up a sum of ₹ 448,595 (comprising of ₹ 25,634 towards face value and ₹ 422,961 towards securities premium). Subsequent to fiscal 2008, the Company withdrew its applications made to appropriate authorities for the approval of the proposed scheme of amalgamation with Sify Communications Limited (erstwhile subsidiary). Consequent upon the withdrawal of the merger, Infinity Satcom Universal communicated to Sify that they would not contribute to calls already made and any balance monies which would become payable under the Subscription Agreement. Hence, the Board of Directors forfeited the shares allotted and the monies collected (₹ 112,149 including sums towards capital and premium) at the meeting held on August 29, 2008.

Sale of shares in a private transaction

Pursuant to a Share Purchase Agreement dated May 31, 2009 between Infinity Capital Venture Management and Infinity Satcom Universal Private Limited, a Company owned and controlled by Ananda Raju Vegesna, Executive Director of the Company and brother of Raju Vegesna, CEO & MD of the Company, Raju Vegesna has sold 4,000,000 Equity Shares of ₹ 10/- each of the Company to Infinity Satcom for a consideration of USD 3,000,000 in a private transaction.

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

As per the Scheme, Sify Technologies has issued and allotted 10,530,000 Equity Shares of ₹ 10/- each to Infinity Satcom, the only outside shareholder, towards the consideration for the assets and liabilities taken over by the Company

Issuance of Equity Shares in private placement to the promoter group:

On October 30, 2010, we consummated the issuance and sale of 125,000,000 of our equity shares in a private placement with our promoter group, including an entity affiliated with our Chairman and Managing Director, Mr Raju Vegesna. See note 40 in the notes to the financial statements in this Annual Report.

The proceeds from the proposed issue will be utilized for the ongoing capital expenditure and future expansion plans of the Company. As of March 31, 2014, we had received an aggregate of $46.59 million approximately of proceeds from the issuance.

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

VALS Developers Private Limited (“VALS”) is owned and controlled by Raju Vegesna Infotech & Industries Private Limited, in which Mr. Raju Vegesna, our principal share holder and CEO, Chairman, Managing Director, was holding 94.66% equity in his personal capacity. During the year ended March 31, 2009, Sify entered into a memorandum of understanding with VALS Developers Private Limited to obtain land and building which is in the process of being constructed on a long term lease. The lease agreement, when final and executed, is expected to have an initial non-cancellable term of 5 years, with a further option for Sify to renew or cancel the lease for the incremental five year terms. In connection with this memorandum of understanding, Sify has paid a security deposit of ₹ 125,700 and advance rental of ₹ 157,125 to VALS. The security deposit will be refunded at the end of lease term and the advance rental would be adjusted over 15 months from the commencement of lease term. It is customary in India that whenever a premises is taken up on lease for commercial purpose, a rental advance is paid in multiple months of rent (e.g.) 10 months of rent, which shall be refunded at the time of vacating the premises without any interest.

During the year, on October 30, 2010, the Board of Directors had approved to cancel the MoU for lease arrangement and had decided to acquire the property which is under construction from the third party directly. On 12th January 2011, through a Memorandum of Amendment, the company with the intention to acquire the said land, had substituted its name with that of VALS and through such amendment VALS had agreed to assign all rights, responsibilities, obligations, title etc. in favour of the company, thus making the company eligible to acquire PACE through HERMIT and subsequently the land and also making liable to pay the entire consideration of ₹ 1,140,000. Hence the Company had paid VALS an amount of ₹ 2,175 i.e., difference between the amount paid by the Company to VALS and the amount paid by VALS to AIPL. During the previous year, the Company acquired the leasehold rights along with the building under construction through acquisition of entire shares HERMIT which in turn holds the entire shares of PACE, the original allottee of the land. As of March 31, 2014, the Company had paid a sum of ₹ 180,779 as an advance to AIPL towards construction of the building and any further sum it has to advance as per the commitment shall be adjusted towards value of investment in PACE after settling further debts and liabilities relating to construction of the said Data Centre.

The Company had entered into a lease agreement with Ms Radhika Vegesna, Daughter of Mr Anand Raju Vegesna, Executive Director of the company, to lease the premises owned by her for a period of three years effective June 1, 2010 on a rent of ₹ 256 per month and payment of refundable security deposit of ₹ 2,558. This arrangement will be automatically renewed for a further period of two blocks of three years with all the terms remaining unchanged. Also refer note 36.

The Company had entered into a lease agreement with Raju Vegesna Developers (P) Limited, in which Mr Ananda Raju Vegesna, the Executive Director of the Company is a Director, to lease the premises owned by such Company for a period of three years effective February 1, 2012 for ₹ 30 per month. Subsequently, the Company entered into an amendment agreement on April 1, 2013, providing for the automatic renewal for further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years. See note 36 in the notes to the financial statements in this annual report.

The Company had entered into a lease agreement with Raju Vegesna Infotech and Industries Private Limited, in which Mr Raju Vegesna, Managing Director and Mr Ananda Raju Vegesna, the Executive Director of the Company are also Directors, to lease the premises owned by the above Company for a period of three years effective February 1, 2012 for ₹ 75 per month. Subsequently, the Company entered into an amendment agreement on April 1, 2013, providing for automatic renewal for a further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years. See note 36 in the notes to the financial statements in this annual report.

Loans to employees

We provide salary advances to our employees in India who are not executive officers or directors. The annual rate of interest for these loans is 0%. As of March 31, 2014, the loan outstanding from employees is ₹ 0.53 million.

Item 8. Financial Information

Financial Statements

We have elected to provide financial statements pursuant to Item 18 of Form 20-F. No significant change has occurred since the date of our annual financial statements for fiscal year 2014.

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

During the year ending March 31,2013, the exposure under this settlement has been settled by the insurer as per the settlement agreement.

b)	Proceedings before Department of Telecommunications

(i)	License fees

•	On October 12, 2009 (as later clarified by the DoT), the Department of Telecommunications (‘DOT’) raised a demand on Sify Technologies for ₹ 14 million after correcting the arithmetical error in the assessment letter.

•	On February 26, 2010 DOT raised a demand on Sify Communications (erstwhile subsidiary merged with Sify Technologies Limited) for ₹ 26 million.

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

The service providers had approached Telecom Disputes Settlement & Appellate Tribunal (‘TDSAT’) on what items of income are liable for calculation of license fee and what all items of income on which license fees are not liable to be paid. TDSAT by its order clarified on the above. The TDSAT order was challenged by DoT in Supreme Court of India and the Supreme Court has set aside the TDSAT order. The service providers through their associations are contemplating further appeal in Supreme Court by way of review petition. Sify believes that in spite of the Supreme Court order, the above demands are not tenable under law nor fit into the definition of Adjusted Gross Revenue as defined by DoT. The Company believes it has adequate defenses for these demands and the ultimate outcome of these actions may not have a material adverse effect.

(ii)	In November 2009, the Company received a demand notice pertaining to the allocation of spectrum in the 3.3-3.4 GHz frequency, from DoT, demanding ₹ 345 million (US $ 7.05 million) towards spectrum charges payable from the date of issue of allocation letter for 170 Base Stations. As per the notice, in case no payment is received within 15 days from the date of issue of the notice, then it would be presumed that the Company is no longer interested for the frequency assignments in 3.3-3.4 GHz band.

Whilst the Company received allotment letter for Spectrum in 3.3 GHz band (3303.5/3353.5 MHz) (Total 12 MHz) the Company had neither started any operations in this frequency band nor had applied for any Operating License from DOT/ Wireless Planning Commission (WPC). The Company believes that the obligation to make payment will arise only after obtaining the operating license from DOT/WPC.  The Company also believes that it has adequate legal defenses for these demands, as the Company has not yet obtained any operative license, hence such demand is not tenable Nevertheless, the Company has as a commitment to hold and use the spectrum in the above band has paid ₹ 11.56 million towards 40 Base Stations and has surrendered the remaining 130 Base Stations.  The Company believes that the ultimate outcome of these actions will not have a material adverse effect.

c)	The Company is party to additional legal actions arising in the ordinary course of business. Based on the available information as at March 31, 2014, the Company believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect. However in the event of adverse judgment in all these cases, the maximum financial exposure would be ₹ 26.6 millions (March 31, 2013: ₹ 10.6 million)

Dividends

We have not declared or paid any cash dividends on our equity shares since inception. During the financial year, the Company has set off the accumulated losses against the Securities Premium. In view of the good performance of the Company and availability of divisible profits , the Board of Directors has recommended 10% cash dividend to all the shareholders of the Company for the year ended March 31, 2014, which is subject to the approval of the shareholders at the ensuing Annual General Meeting.

Under Indian law, a Company may pay dividends upon recommendation by its Board of Directors and approval by a majority of its shareholders. Any future cash dividends on our equity shares represented by ADSs will be paid to the depository in rupees and will generally be converted into dollars by the depository and distributed to holders of ADSs, net of the depository’s fees and expenses.

However, the dividend payment policy of the Company is not certain and is contingent upon the each year’s profits of the Company. Investors seeking cash dividends should consider this at the time of purchase of our ADRs.

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

Price History

Our ADSs commenced trading on the NASDAQ Market on October 19, 1999. The tables below set forth, for the periods indicated, high and low trading prices for our ADSs in United States dollars:

Prior Fiscal Years

	High	Low
Fiscal year ended	$	$
March 31, 2014	2.73	1.69
March 31, 2013	3.35	1.75
March 31, 2012	8.25	2.84
March 31, 2011	3.68	1.20
March 31, 2010	2.69	1.04

	High	Low
Fiscal year ended March 31, 2014	$	$
First Quarter	2.03	1.72
Second Quarter	2.05	1.69
Third Quarter	2.73	1.82
Fourth Quarter	2.41	1.89

	High	Low
Fiscal year ended March 31, 2013	$	$
First Quarter	3.35	1.97
Second Quarter	2.65	2.04
Third Quarter	2.71	1.75
Fourth Quarter	2.40	1.94

Most recent six months

	High	Low
Month	$	$

June 2014	2.55	1.96
May 2014	2.19	1.84
April 2014	2.17	1.92
March 2014	2.13	2.00
February 2014	2.11	1.89
January 2014	2.41	1.93

Item 10. Additional Information

Pursuant to the approval of the scheme of merger of the Company with its subsidiaries Sify Software Limited and Hermit Projects Private Limited, by the Shareholders at the Honourable High Court of Madras,India, the authorized share capital of the Company was enhanced by an amount of ₹ 51,000,000. Hence, our authorized share capital is increased to ₹ 1851,000,000, divided into 185,100,000 Equity Shares, having a par value ₹ 10 per share. As of March 31, 2014, 178,530,787 Equity Shares were issued, outstanding, of which 125,000,000 Equity Shares were partly paid and the balance fully paid, compared to 178,513,589 Equity Shares as of March 31, 2013.

The equity shares are our only class of share capital. Some of the share capital, 39,000,135 shares, is represented by American Depository Shares issued by our Company in accordance with applicable laws and regulations. Our Articles of Association and the Indian Companies Act permit us to issue classes of securities in addition to the equity shares. For the purposes of this annual report, “shareholder” means a shareholder who is registered as a member in the register of members of our Company. The term shareholders and ADSs holders have the same meaning in this annual report since the Indian Companies Act only defines a shareholder.

A total of 5.73 million equity shares are reserved for issuance under our Associate Stock Option Plans (ASOPs). As of March 31, 2014, we had outstanding an aggregate of 30,000 options under our ASOP with a weighted average exercise price equal to approximately ₹ 98.24 ($1.63) per equity share. There is no unamortized stock compensation expense relating to these grants as of March 31, 2014.

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

At the Extraordinary General Meeting of our shareholders held on December 23, 2005, the shareholders had approved by a Special Resolution the issue and allotment of 4.97 million equity shares of the par value of ₹10/- per share at such price as may be determined to the public in India as the initial public offer to comply with the statutory requirement of domestic listing of the shares of our Company, as and when announced by the Government of India.

During the fiscal year ended March 31, 2006, Venture Tech sold the remaining 2,750,000 shares of our Company and SAIF sold the remaining 2,008,140 shares of our Company. Satyam Computer Services had divested their entire holding of 11,182,600 shares in the Company to Infinity Capital Ventures, LP through a sponsored ADS programme arranged by us. Further, Infinity Capital, pursuant to the Subscription Agreement dated November 10, 2005 acquired another 6,720,260 shares of the Company in a private transaction. On conclusion of this transaction, the issued and outstanding share capital of our Company was 42,389,514 equity shares, with a par value of ₹10/- per share.

During the fiscal year ended March 31, 2008, Infinity Satcom Universal Private Limited has entered into a Subscription Agreement for the subscription of 12,817,000 additional equity shares of the Company with par value of ₹10/- per share at a premium of ₹ 165/- per share.

On March 24, 2008 , the Company received a sum of ₹ 112.14 million (comprising of ₹ 12.81 towards face value and ₹ 99.33 million towards securities premium / share premium) .Subsequently, Infinity Satcom Universal communicated to the Company vide their letter dated August 27, 2008 that consequent to the merger petition of Sify Communications Limited amalgamating with Sify Technologies Limited has been withdrawn from the High Court of Madras, that they would focus their attention on the business of Sify Communication Limited and hence shall not contribute the balance money towards the subscription of 12,817,000 Equity Shares on call. On August 29, 2008, the Board of Directors, forfeited the shares allotted and the application monies collected (₹ 112.14 million including sums towards capital and premium).

Pursuant to a Share Purchase Agreement dated May 31, 2009 between Raju Vegesna and Infinity Satcom Universal Private Limited, a Company owned and controlled by Ananda Raju Vegesna, Executive Director of the Company and brother of Raju Vegesna, CEO & MD of the Company, Raju Vegesna has sold 4,000,000 Equity Shares of ₹10/- each of the Company to Infinity Satcom for a consideration of USD 3,000,000 in a private transaction.

In November 2008, the Board of Directors of Sify Technologies Limited and Sify Communications limited decided to merge Sify Communications with Sify Technologies. Based on a petition for the Scheme of Amalgamation filed with the High Court of Madras, India, the Court has approved the Scheme vide its order dated June 26, 2009. Consequent upon the consummation of merger, the Company has taken over the assets and liabilities of Sify Communications (erstwhile subsidiary) and has issued and allotted 10,530,000 Equity Shares of ₹10/- each to Infinity Satcom, the only outside shareholder, towards the consideration for the assets and liabilities taken over by the Company.

On October 30, 2010, we consummated the issuance and sale of 125,000,000 of our equity shares in a private placement with our promoter group, including an entity affiliated with our Chairman and Managing Director, Mr. Raju Vegesna. These shares carry voting rights proportionate to the amount paid up on these shares. Further company has a lien on these shares till the shares are fully paid up. Also refer note 40 to the Consolidated Financial statements.

Companies Act, 2013

The Companies Act, 1956, which dealt with the Management and Administration of the Corporates in India for more than five decades, has been replaced with a new Act, viz. Companies Act, 2013, effective April 1, 2014.  Of the 470 Sections, the Ministry of Corporate Affairs (MCA), Government of India, has notified 283 Sections till date through various Notifications.  Till such time the remaining Sections of the new Act are also notified by the MCA , the relevant provisions of the Companies Act, 1956 will also be in force.

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

Our Articles of Association provide that the minimum number of directors shall be 3 and the maximum number of directors shall be 12. Presently, we have 7 directors. Our Articles of Association provide that at least two-thirds of our directors shall be subject to re-election by our shareholders; and. at least one-third of our directors who are subject to re-election shall be up for re-election at each Annual General Meeting of the shareholders.

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

Board of Directors

In terms of the provisions of the Articles of Association of the Company and the Indian Companies Act, 1956 & 2013:

(a)	no director of the Company can vote on a proposal, arrangement or contract in which he is materially interested;

(b)	the directors of the Company cannot vote on a proposal in the absence of an independent quorum for compensation to themselves or their body;

(c)	each of our directors is entitled to receive a sitting fee not exceeding ₹ 100,000 for every meeting of the Board of Directors and each meeting of a Committee of the Board of Directors, as well as all traveling and out-of-pocket expenses incurred in attending such meetings; however, effective May 2014, the Company has been paying ₹ 50,000 to the directors for each Board Meeting attended by them. However, there is no increase in the sitting fee for the Committee meetings.

(d)	the directors are empowered to borrow moneys through board meetings up to the prescribed limit and beyond that with the approval of the shareholders through a General Meeting;

(e)	retirement of directors are determined by rotation and not based on age limit; and

(f)	no director is required to hold any qualification shares.

For additional information, please see “Item 6. Director, Senior Management and Employees – Board Composition,” “-Board Committees” and “-Director Compensation,” and “-Officer Compensation” of this Annual Report on Form 20-F.

Dividends

Under the Indian Companies Act, unless our Board of Directors recommends the payment of a dividend which is then declared by our shareholders in a general meeting. However, the board is not obliged to recommend a dividend. Similarly, under our Articles of Association and the Indian Companies Act, although the shareholders may, at the annual general meeting, approve a dividend by an amount less than that recommended by the Board of Directors, they cannot increase the amount of the dividend. In India, dividends generally are declared as a percentage of the par value of a Company’s equity shares. The dividend recommended by the Board of Directors, and thereafter declared by the shareholders in general meeting and subject to the limitations described above, is required to be distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the declaration by the shareholders at the annual general meeting. Pursuant to our Articles, our Board of Directors has the discretion to declare and pay interim dividends without shareholder approval. Under the Indian Companies Act, dividends can only be paid in cash to the registered shareholder, the shareholder's order or the shareholder's banker's order, at a record date fixed on or prior to the date of the Annual General Meeting. We must inform the stock exchanges on which our equity shares and ADSs are listed on the record date for determining the shareholders who are entitled to receive dividends.

The Indian Companies Act provides that any dividends that remain unpaid or unclaimed after the 30-day period from the date of declaration of a dividend are to be transferred to a special bank account opened by the Company at an approved bank. We have to transfer any dividends that remain unclaimed for seven years from the date of the transfer to an Investor Education and Protection Fund established by the Government of India under the provisions of the Indian Companies Act. Under the Companies Act, 2013, after the transfer to this fund, such unclaimed dividends may be claimed on submission of such documents and in accordance with the procedures as may be prescribed by the Government.

With respect to equity shares issued during a particular fiscal year (including any equity shares underlying ADSs issued to the depository), cash dividends declared and paid for such fiscal year generally will be prorated from the date of issuance to the end of such fiscal year.

Under the Indian Companies Act 1956, dividends may be paid out of profits of a Company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years after providing for depreciation. Before declaring a dividend greater than 10% of the par value of its equity shares, a Company is required under the Indian Companies Act, 1956 to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10% depending upon the dividend percentage to be declared in such year. However, under the Companies Act, 2013, it is not mandatory for the Company to transfer such percentage of its profits to reserves.

The Indian Companies Act, 2013 further provides that, in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of the Company’s accumulated profits subject to the fulfillment of the following conditions:

•	the rate of dividend to be declared may not exceed the average of the rate at which dividends were declared by it in the three years immediately preceding that year provided that this sub-rule shall not apply to a company, which has not declared any dividend in each of the three preceding financial years.

•	the total amount to be drawn from the accumulated profits shall not exceed one-tenth of the such sum of its paid up capital and free reserves as appearing in the last audited financial statement,

•	the amount so drawn shall first be utilised to set off the losses incurred in the financial year in which a dividend is declared before any dividend in respect of equity shares is declared.

•	the balance of reserves after such withdrawal shall not fall below fifteen per cent of its paid up share capital as appearing in the latest audited financial statement.

•	No company shall declare dividends unless carried over previous losses and depreciation not provided in previous year or years are set off against profit of the company of the current year.

Voting Rights

At any general meeting, voting is by show of hands unless a poll is demanded by a shareholder or shareholders present in person or by proxy holding (a) not less than one-tenth of the total voting power entitled to vote on a resolution or (b) shares with an aggregate paid up capital of at least ₹ 500,000. Upon a show of hands, every shareholder entitled to vote and present in person has one vote and, on a poll, every shareholder entitled to vote and present in person or by proxy has voting rights in proportion to the paid up capital held by such shareholders. The Chairperson has a casting vote in the case of any tie.

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

Ordinary resolutions may be passed by simple majority of those present and voting at any general meeting for which the required period of notice has been given. However, specified resolutions such as amendments to our Articles and the Memorandum of Association, commencement of a new line of business, the waiver of preemptive rights for the issuance of any new shares and a reduction of share capital, require that votes cast in favor of the resolution (whether by show of hands or on a poll) are not less than three times the number of votes, if any, cast against the resolution by members so entitled and voting. As per the Indian Companies Act, unless the articles of association of a Company provide for all directors to retire at every annual general meeting, not less than two-third of the directors of a public Company must retire by rotation, while the remaining one-third may remain on the board until they resign or are removed. Our Articles of Association require two thirds of our Directors to retire by rotation. One-third of the directors who are subject to retirement by rotation must retire at each Annual General Meeting. Further, the Indian Companies Act requires certain resolutions such as those listed below to be voted on only by a postal ballot:

•	(a) alteration of the objects clause of the memorandum and in the case of the company in existence immediately before the commencement of the Act, alteration of the main objects of the memorandum;

•	(b) alteration of articles of association in relation to insertion or removal of provisions which, under sub-section (68) of section 2, are required to be included in the articles of a company in order to constitute it a private company;

•	(c) change in place of registered office outside the local limits of any city, town or village as specified in sub-section (5) of section 12;

•	(d) change in objects for which a company has raised money from public through prospectus and still has any unutilized amount out of the money so raised under sub-section (8) of section 13;

•	(e) issue of shares with differential rights as to voting or dividend or otherwise under sub-clause (ii) of clause (a) of section 43;

•	(f) variation in the rights attached to a class of shares or debentures or other securities as specified under section 48;

•	(g) buy-back of shares by a company under sub-section (1) of section 68;

•	(h) election of a director under section 151 of the Act;

•	(i) sale of the whole or substantially the whole of an undertaking of a company as specified under sub-clause (a) of sub-section (1) of section 180;

•	(j) giving loans or extending guarantee or providing security in excess of the limit specified under sub-section (3) of section 186.

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

Annual General Meetings of Shareholders

We must convene an annual general meeting of shareholders each year within 15 months of the previous annual general meeting or within six months of the end of previous fiscal year, whichever is earlier and may convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding not less than one-tenth of our paid up capital carrying voting rights. In certain circumstances a three month extension may be granted by the Registrar of Companies to hold the Annual General Meeting. The Annual General Meeting of the shareholders is generally convened by our Company Secretary pursuant to a resolution of the board of directors. In addition, the Board may convene an Extraordinary General Meeting of shareholders when necessary or at the request of a shareholder or shareholders holding not less than one-tenth of our paid up capital carrying voting rights. Written notice setting out the agenda of any meeting must be given at least 21 days prior to the date of the General Meeting to the shareholders of record, excluding the days of mailing and date of the meeting. Shareholders who are registered as shareholders on the date of the General Meeting are entitled to attend or vote at such meeting. The Annual General Meeting of shareholders must be held at our registered office or at such other place within the city in which the registered office is located, and meetings other than the Annual General Meeting may be held at any other place if so determined by the board of directors.

Our Articles provide that a quorum for a general meeting is the presence of at least five shareholders in person.

2014 Annual General Meeting

Our Annual General Meeting for the fiscal year 2014 will be held on July 28, 2014 as decided by the Board of Directors at the registered office of our Company, 2nd Floor, Tidel Park, 4 Rajiv Gandhi Salai, Taramani, Chennai 600 113, India.

At the Annual General Meeting, the shareholders shall approve the following items:

•	Adoption of audited financials for the fiscal year ended March 31, 2014 as per Indian GAAP.
•	Declaration of Dividend for the year ended March 31, 2014.
•	Reappointment of Mr Ananda Raju Vegesna as director.
•	Reappointment of ASA & Associates as the statutory auditors.
•	Appointment of Dr T H Chowdary as an Independent Director for a term of Five consecutive years from the conclusion of the 2014 Annual General Meeting.
•	Appointment of Dr S K Rao as an Independent Director for a term of Five consecutive years from the conclusion of the 2014 Annual General Meeting.
•	Appointment of Mr C B Mouli as an Independent Director for a term of Five consecutive years from the conclusion of the 2014 Annual General Meeting.
•	Appointment of Mr C E S Azariah as an Independent Director for a term of Five consecutive years from the conclusion of the 2014 Annual General Meeting.

Limitations on the Rights to Own Securities

The limitations on the rights to own securities of Indian companies, including the rights of non-resident or foreign shareholders to hold securities, are discussed in the section entitled “Ownership Restrictions” below.

Register of Shareholders; Record Dates; Transfer of Shares

We maintain a register of shareholders as required under the Indian Companies Act, 2013. For the purpose of determining the shares entitled to annual dividends, the register is closed for a specified period prior to the annual general meeting. The date on which this period begins is the record date.

To determine which shareholders are entitled to specified shareholder rights such as dividend, we may close the register of shareholders. The Indian Companies Act requires us to give at least seven days’ prior notice to the public before such closure. We may not close the register of shareholders for more than thirty consecutive days, and in no event for more than forty-five days in a year.

Following the introduction of the Depositories Act, 1996, and the repeal of Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in some circumstances, the equity shares of a public Company are freely transferable, subject only to the provisions of Section 58 of the Indian Companies Act, 2013 and the listing agreement entered into between the Company and relevant stock exchange on which the shares of the Company are listed. Since we are a public Company under Indian law, the provisions of Section 58 will apply to us. Our Articles currently contain provisions that give our directors discretion to refuse to register a transfer of shares in some circumstances. According to our Articles, our directors are required to exercise this right in the best interests of our Company. While our directors are not required to provide a reason for any such refusal in writing, they must give notice of the refusal to the transferee within 30 days after receipt of the application for registration of transfer by our Company. In accordance with the provisions of Section 58 of the Indian Companies Act, our directors may exercise this discretion if they have sufficient cause to do so. If our directors refuse to register a transfer of shares, the shareholder wishing to transfer his, her or its shares may file a civil suit or an appeal with the National Company Law Tribunal.

Pursuant to Section 58, if a transfer of shares contravenes any of the provisions of the Indian Companies Act and Securities and Exchange Board of India Act, 1992 or the regulations issued there under or the Sick Industrial Companies (Special Provisions) Act, 1985 or any other Indian laws, the Tribunal may, on application made by the relevant Company, a depository incorporated in India, an investor, a participant, or the Securities and Exchange Board of India or other parties, direct the rectification of the register, record of members and/or beneficial owners. Pursuant to Section 58, the CLB/Tribunal may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its investigation into the alleged contravention. Notwithstanding such investigation, the rights of a shareholder to transfer the shares will not be restricted.

Under the Indian Companies Act, unless the shares of a Company are held in a dematerialized form, a transfer of shares is effected by an instrument of transfer in the form prescribed by the Indian Companies Act and the rules there under together with delivery of the share certificates. Our transfer agent is Citibank, N.A. - Mumbai branch.

Disclosure of Ownership Interest

Section 89 of the Indian Companies Act requires holders on record who do not hold beneficial interests in shares of Indian companies to declare to the Company certain details, including the nature of the holder's interest and details of the beneficial owner. Any person who fails to make the required declaration within 30 days may be liable for a fine which may extend to ₹50 and where the failure is a continuing one with a further fine which may extend to ₹ 1 for every day after the first during which the failure continues.

Audit and Annual Report

Under the Indian Companies Act, a Company must file its annual report with the Registrar of Companies within 7 months from the close of the accounting year or within 30 days from the date of the Annual General Meeting, whichever is earlier. At least 21 days before the annual general meeting of shareholders excluding the days of mailing and receipt, we must distribute to our shareholders a detailed version of our audited balance sheet, profit and loss account and cash flow statement and the related reports of the Board and the auditors, together with a notice convening the annual general meeting. These materials are also generally made available at our corporate website, www.sifycorp.com Under the Indian Companies Act, we must file the balance sheet and annual profit and loss account presented to the shareholders within 30 days of the conclusion of the annual general meeting with the Registrar of Companies in Tamil Nadu, India, which is the state in which our registered office is located. We must also file an annual return containing a list of our shareholders and other information within 60 days of the conclusion of the meeting.

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

In terms of Master Circular issued in April 2014, in most manufacturing / service sectors do not require prior approval of the FIPB, or the RBI, if the activity of the investee-Company fulfill the conditions prescribed for Automatic Route. These conditions include certain eligibility norms, pricing requirements, subscription in foreign exchange, compliance with the Takeover Code (as described below), and ownership restrictions based on the nature of the foreign investor (as described below). Purchases by foreign investors of ADSs are treated as direct foreign investment in the equity issued by Indian companies for such offerings. Foreign investment up to 100 % of our share capital is currently permitted in telecom industry.

Subsequent Transfers

Restrictions for subsequent transfers of shares of Indian companies between residents and non-residents were relaxed significantly as of October 2004. As a result, for a transfer between a resident and a non-resident of securities of an Indian Company in the Telecom sector, such as ours, no prior approval of either the RBI or the Government of India is required, as long as the terms and conditions set out in A.P. (DIR Series) Circular No. 16 of October 4, 2004 is complied with. These conditions / procedure include compliance with pricing guidelines, Consent letters from the Transaction Parties, applicability of regulatory requirements such as FDI and the Takeover Code, filing Form FC TRS with Authorized Dealers (authorized bankers) with relevant enclosures and so on.

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

However, in September 2013, the Ministry of Finance, Government of India, liberalized the condition for Unlisted Indian Companies to raise capital abroad without the requirement of prior or simultaneous listing in India initially for a period of two years in order to attract more Foreign Direct Investment.

Takeover Code

Upon conversion of ADSs into equity shares, a holder of ADSs will be subject to the Takeover Code as prescribed by the Securities and Exchange Board of India.

Reduction of limit for Overseas Direct Investment

In terms of the extant provisions under the Foreign Exchange Management Act, 1999 (FEMA, 1999) on overseas direct investments, the total overseas direct investment (ODI) of an Indian Party in all its Joint Ventures (JVs) and / or Wholly Owned Subsidiaries (WOSs) abroad engaged in any bonafide business activity should not exceed 400 per cent of the net worth of the Indian Party as on the date of the last audited balance sheet under the Automatic Route.

As of September 2013, however, the Ministry of Finance has decided,

a)	To reduce the existing limit of 400 per cent of the net worth of the Indian Party to 100 per cent of its net worth under the Automatic Route (no pre-approval required). Accordingly, AD Category - I banks may allow overseas direct investments under the Automatic Route up to 100 per cent of the net worth of the Indian party, as on the date of the last audited balance sheet;

b)	To reduce the existing limit of 400 per cent of the net worth of the Indian company, investing in the overseas unincorporated entities in the energy and natural resources sectors, under the automatic route, to 100 per cent of the net worth of the Indian company investing in the overseas unincorporated entities in the energy and natural resources sectors, as on the date of last audited balance sheet; and

c)	Any ODI in excess of 100% of the net worth shall be considered under the Approval Route by the Reserve Bank of India.

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

Minimum Alternate Tax. The Indian Government had introduced Section 115JA to the Income Tax Act which came into effect in April 1, 1997, to bring certain zero tax companies under the ambit of a Minimum Alternative Tax, or MAT. If the taxable income of a Company computed under this Act, in respect of a previous year was less than 30% of its book profits, the total income of such Company chargeable to tax for the relevant previous year shall be deemed to be an amount equal to 30% of such book profits. Effective April 1, 2001, Finance Act, 2000 introduced Section 115JB, pursuant to which the income of companies eligible for tax holiday under sections 10A or 10AA of the Act was exempted from MAT. The amount of income to which any of the provisions of section 10A or section 10AA apply, was reduced from the book profit for the purposes of calculation of income tax payable under the aforesaid section. The Finance Act, 2007 included income eligible for deductions under sections 10A and 10B of the Act in the computation of book profits for the levy of MAT. The rate of MAT for domestic companies, effective April 1, 2007, was 11.33% (inclusive of applicable surcharge and education cess) and levied on its book profits. The Income tax Act provides that the MAT paid by the companies can be adjusted against its tax liability under the normal provisions of the Indian Income tax laws but limited to the extent that is over and above the tax computed under MAT provisions over the next seven years which is being increased to 10 years by the Finance (No 2) Act 2009.The Finance Act (No 2) 2009 has increased the rate of MAT to 16.995%(inclusive of applicable surcharge and education cess) and increased the number of years to 10 years to carry forward the MAT credit. The rate was increased to 20.96% by the Finance Act 2013.

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

The statutory corporate income tax rate and the surcharge thereon are subject to change in line with the changes announced in the Union Budget each year. For fiscal year 2014, the corporate income tax rate is 30%, subject to a surcharge of 10% where the taxable total income exceeds ₹ 10 crores (5% of the taxable total income is less than ₹ 10 crores but exceeds ₹ 1 crore) and education cess of 2 % and 1% secondary and higher education cess, resulting in an effective tax rate of 33.99% (or 32.445%). We cannot assure you that the current income tax rate will remain unchanged in the future. We also cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be levied by the Government of India. Until April 1, 2002, dividends declared, distributed or paid by an Indian corporation were subject to a dividend tax of 10.2%, including the applicable surcharge for fiscal 2002, of the total amount of the dividend declared, distributed or paid. This tax is not paid by shareholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation before distribution of a dividend. Effective April 1, 2002, Indian companies were no longer to be taxed on declared dividends. The Finance Act, 2003 proposed that after April 1, 2003, dividend income will be exempt from tax for shareholders and those domestic companies will be liable to pay a dividend distribution tax at the rate of 12.5% plus a surcharge and education cess at the time of the distribution. The Finance Act 2013 has increased the rate of dividend distribution tax to 15% plus applicable surcharge and education cess resulting in an effective rate of 16.995%.

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

Direct and Indirect Payments by the Depositary to Sify

Pursuant to the Deposit Agreement with Citibank N.A, we received the following payments from Citibank during the fiscal year ended March 31, 2014 in connection with our ADS Program:

Fee	Amount in $USD
Financial Audit Fees	$72,599.89
Legal Counsel Fees	$46,389.28
Investor Relations	$63,310.12
Internet , telephone and mail charges	$296.68
Printing/mailing/processing	$58,625.66
Text Conversion charges & others	$900.00
Total amount reimbursed	$242,121.63

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

Based on their evaluation as of March 31, 2014, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, were effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure

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

2)	Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2014. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2014.

3)	Our independent registered public accounting firm, ASA & Associates LLP, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2014.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Sify Technologies Limited

We have audited Sify Technologies Limited’s (“the Company”) internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of the Company as of March 31, 2014 and March 31, 2013 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2014 and our report dated July 18, 2014 expressed an unqualified opinion on those consolidated financial statements.

ASA & Associates LLP

Independent Registered Public Accounting Firm

Chennai,India
July 18, 2014

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

Type of Service	Fiscal year ended
	march 31, 2014	march 31, 2013
(a) Audit Fees	₹ 4.50 million	₹ 3.00 million
(b) Audit Related Fees	Nil	Nil
(c) Tax Fees	Nil	Nil
(d) All Other Fees	Nil	Nil

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

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F : Change in Registrant’s Certifying Accountant

None.

Item 16 G. Corporate Governance

NASDAQ Marketplace Rule 5615(a) (3) provides that a foreign private issuer may follow its home country practice in lieu of the requirements of Rule 5600 series, provided such foreign private issuer shall disclose in its annual reports filed with SEC or on its website each requirement that it does not follow and describe the home country practice followed by the issuer in lieu of such requirements.

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

Item 16 H. Mine safety disclosure

Not Applicable

PART III

Item 17. Financial Statements

See Item No 18

Item 18. Financial Statements

Consolidated Statements and other Financial Information

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Sify Technologies Limited

We have audited the accompanying consolidated statement of financial position of Sify Technologies Limited and its subsidiaries(‘the Company’) as of March 31, 2014 and 2013 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31,2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements, based on our audit.

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

In our opinion, based on our audit, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sify Technologies Limited and its subsidiaries as of March 31, 2014 and 2013 and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2014, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sify Technologies Limited’s internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 18, 2014 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

ASA & Associates LLP
Independent Registered Public Accounting Firm
Chennai,India
July 18, 2014

Sify Technologies Limited

Consolidated Statement of Financial Position

(In thousands of Rupees, except share data and as
otherwise stated)

		As at March 31,		As at March 31,
	Note	2014 ₹	2013 ₹	2014 Convenience translation into US$ thousands
				(Unaudited) Note 2(c)
Assets
Property, plant and equipment	5	5,603,130	5,069,678	93,230
Intangible assets	6	559,436	600,622	9,308
Lease prepayments	9	835,635	355,347	13,904
Other assets	10	603,940	591,784	10,049
Other investments	15	1,710	1,710	28
Deferred tax assets	11	-	-	-
Total non-current assets		7,603,851	6,619,141	126,519

Inventories	12	200,829	186,666	3,342
Trade and other receivables, net	13	4,875,533	3,795,567	81,124
Prepayments for current assets	14	164,023	196,982	2,730
Restricted cash	8	210,223	151,198	3,498
Cash and cash equivalents	8	1,059,904	849,854	17,636
Total current assets		6,510,512	5,180,267	108,330
Non-current assets held for sale		-	-
Total assets		14,114,363	11,799,408	234,849

Equity	16
Share capital		1,423,125	1,329, 203	23,679
Share premium		18,474,481	18,267,148	307,397
Share based payment reserve		224,196	224,276	3,730
Other components of equity		54,070	29,414	900
Accumulated deficit		(13,220,219)	(13,538,619)	(219,971)
Total equity attributable to equity holders of the Company		6,955,653	6,311,422	115,735

Sify Technologies Limited

Consolidated Statement of Financial Position

(In thousands of Rupees, except share data and as
otherwise stated)

		As at March 31,		As at March 31,
	Note	2014 ₹	2013 ₹	2014 Convenience translation into US$ thousands
				(Unaudited) Note 2(c)
Liabilities
Finance lease obligations, other than current installments	17	701,164	315,906	11,667
Borrowings	20	586,558	471,369	9,760
Employee benefits	18	38,635	52,229	643
Other liabilities	19	432,051	223,434	7,189
Total non-current liabilities		1,758,408	1,062,938	29,259

Finance lease obligations, current installments	17	352,688	156,096	5,868
Borrowings	20	846,511	657,311	14,085
Bank overdraft	8	637,347	644,606	10,605
Trade and other payables	21	2,895,978	2,444,823	48,186
Deferred income	22	667,778	522,212	11,111
Total current liabilities		5,400,302	4,425,048	89,855

Total liabilities		7,158,710	5,487,986	119,114
Total equity and liabilities		14,114,363	11,799,408	234,849

The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited

Consolidated Statement of Income

(In thousands of Rupees, except share data and as
otherwise stated)

		Year ended March 31,			Year ended March 31,
	Note	2014 ₹	2013 ₹	2012 ₹	2014 Convenience translation into US$ thousands
					(Unaudited) Note2(c)
Revenue
- Rendering of services		9,966,404	8,119,297	6,809,663	165,831
- Sale of products		493,825	451,019	889,286	8,217
Total	23	10,460,229	8,570,316	7,698,949	174,048
Cost of goods sold and services rendered
- Rendering of services		(5,643,940)	(4,960,795)	(4,304,536)	(93,909)
- Sale of products		(492,920)	(380,115)	(819,554)	(8,202)
Total	25	(6,136,860)	(5,340,910)	(5,124,090)	(102,111)
Other income	26	93,461	50,858	37,377	1,555
Selling, general and administrative expenses	27	(2,739,813)	(2,451,474)	(2,083,892)	(45,588)
Depreciation and amortization	5 & 6	(1,101,243)	(848,210)	(691,560)	(18,323)
Impairment loss on intangibles including goodwill	6	-	-	-	-
Profit / (loss) from operating activities		575,774	(19,420)	(163,216)	9,581
Finance income	30	120,248	73,853	59,313	2,001
Finance expenses	30	(377,622)	(260,441)	(306,732)	(6,284)
Net finance income / (expense)	30	(257,374)	(186,588)	(247,419)	(4,283)
Profit from sale of equity accounted investee and rights therein	7	-	657,577		-
Share of profit of equity accounted investee	7		-	27,298	-
Profit / (loss) before tax		318,400	451,569	(383,337)	5,298
Income tax (expense) / benefit	11	-	-	-	-
Profit / (loss) for the year		318,400	451,569	(383,337)	5,298
Attributable to:
Equity holders of the Company		318,400	451,569	(383,337)	5,298
Non-controlling interest		-	-	-	-
		318,400	451,569	(383,337)	5,298
Earnings / (loss) per share	31
Basic earnings /(loss) per share		2.33	3.43	(3.71)	0.04
Diluted earnings/(loss) per share		2.33	3.43	(3.71)	0.04

The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited

Consolidated Statement of Comprehensive Income

(In thousands of Rupees, except share data and as
otherwise stated)

		Year ended March 31,
	Note	2014 ₹	2013 ₹	2012 ₹	2014 Convenience translation into US$ thousands Note 2(c)
					(Unaudited)
Profit / (loss) for the year		318,400	451,569	(383,337)	5,298

Other comprehensive income
Items that will not be reclassified to profit or loss
Re-measurement of defined benefit plans		23,806	5,835	9,372	396
Items that will be reclassified to profit or loss
Foreign currency translation differences for foreign operations		850	544	3,006	14
Share of gains and (losses) from equity accounted investees (net of taxes)		-	254	3,038	-
Other comprehensive income for the year, net of income tax		24,656	6,633	15,416	409

Total comprehensive income for the year	16	343,056	458,202	(367,921)	5,708

Attributable to:
Equity holders of the Company		343,056	458,202	(367,921)	5,708
Non-controlling interest		-	-	-	-
Total comprehensive income/(expense) for the year		343,056	458,202	(367,921)	5,708

The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited

Consolidated Statement of Changes in Equity

(In thousands of Rupees, except share data and as otherwise stated)

For year ended March 31, 2014

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained earnings / (accumulated deficit)	Total	Non- controlling interest	Total equity
Balance at April 1, 2013	1,329,203	18,267,148	224,276	29,414	(13,538,619)	6,311,422	-	6,311,422
Total comprehensive income for the year	-	-	-	24,656	318,400	343,056	-	343,056
Transactions with owners, recorded directly in equity
Issue of share capital	93,922	207,208	-	-	-	301,130	-	301,130
Share-based payment transactions	-	125	(80)	-	-	45	-	45
Balance at March 31, 2014	1,423,125	18,474,481	224,196	54,070	(13,220,219)	6,955,653	-	6,955,653

For year ended March 31, 2013

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained earnings / (accumulated deficit)	Total	Non- controlling interest	Total equity
Balance at April 1, 2012	1,329,203	18,267,148	221,710	22,781	(13,990,188)	5,850,654	-	5,850,654
Total comprehensive income for the year	-	-	-	6,633	451,569	458,202	-	458,202
Transactions with owners, recorded directly in equity
Issue of share capital	-	-	-	-	-	-	-	-
Share-based payment transactions	-	-	2,566	-	-	2,566	-	2,566
Balance at March 31, 2013	1,329,203	18,267,148	224,276	29,414	(13,538,619)	6,311,422	-	6,311,422

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

Sify Technologies Limited

Consolidated Statements of Cash Flows

For the fiscal years ended March 31,

(In thousands of Rupees, except share data and as
otherwise stated)

	Year ended March 31,
	2014 ₹	2013 ₹	2012 ₹	2014 Convenience translation into US$ thousands
				(Unaudited) Note 2(c)
Profit/(loss) for the year	318,400	451,569	(383,337)	5,298
Adjustments for:
Depreciation and amortization	1,101,243	848,210	691,560	18,323
Customs duty credit entitlement written off	26,391	-	-	439
Share of profit of equity accounted investee	-	-	(27,298)
Profit on sale of equity accounted investee	-	(657,577)	-	-
(Gain) / loss on sale of property, plant and equipment	(1,115)	13,036	(680)	(19)
Provision for doubtful receivables	208,993	210,873	95,405	3,477
Stock compensation expense	45	2,566	31,385	1
Net finance (income) / expense	257,374	186,588	247,419	4,282
Write down in value of inventory to NRV	-	38,241	-
Unrealized (gain)/ loss on account of exchange differences	8,433	9,825	17,644	140
Amortization of leasehold prepayments	14,276	8,754	6,308	238
Cash flow from operating activities before working capital changes	1,934,040	1,112,085	678,406	32,179

Change in trade and other receivables	(1,347,378)	(599,906)	(105,449)	(22,419)
Change in inventories	(14,163)	(204,648)	(4,622)	(236)
Change in other assets	(490,856)	100,317	(326,006)	(8,167)
Change in trade and other payables	677,501	8,079	472,443	11,273
Change in employee benefits	10,212	7,998	11,650	171
Change in deferred income	145,566	138,419	(4,533)	2,422
Cash generated from operations	914,922	562,344	721,889	15,223
Income taxes (paid)/ refund received	53,519	(98,937)	(121,675)	891
Net cash from / (used in) operating activities	968,441	463,407	600,214	16,114

Sify Technologies Limited

Consolidated Statements of Cash Flows

For the fiscal years ended March 31,

(In thousands of Rupees, except share  and per
share data and as otherwise stated)

	Year ended March 31,
	2014 ₹	2013 ₹	2012 ₹	2014 Convenience translation into US$ thousands
				(Unaudited) Note 2(c)
Cash flows from / (used in) investing activities
Acquisition of property, plant and equipment	(890,594)	(1,626,375)	(840,653)	(14,819)
Expenditure on intangible assets	(38,918)	(34,595)	(111,081)	(648)
Proceeds from sale of property, plant and equipment	5,833	2,499	1,029	97
Proceeds from sale of share in associate and rights therein	-	1,390,270	-	-
Payment towards purchase of unquoted equity shares	-	-	-	-
Finance income received	116,995	57,003	48,734	1,947
Short term investments (net)	-	(1,550)	-	-
Net cash from / (used in) investing activities	(806,684)	(212,748)	(901,971)	(13,422)

Cash flows from / (used in) financing activities
Proceeds from issue of share capital (including share premium)	300,000	-	1,500,000	4,992
Proceeds from issue of shares on exercise of ASOP (including share premium)	1,131	-	21,398	19
Proceeds from / (repayment) of borrowings (net)	297,009	385,613	(600,588)	4,942
Finance expenses paid	(373,137)	(265,150)	(312,927)	(6,210)
Proceeds from / (repayment of) finance lease liabilities	(110,004)	(109,231)	(71,476)	(1,830)
Net cash from / (used in) financing activities	114,999	11,232	536,407	1,914

Net increase / (decrease) in cash and cash equivalents	276,756	261,891	234,650	4,605
Cash and cash equivalents at April 1	356,446	94,588	(135,804)	5, 931
Effect of exchange fluctuations on cash held	(422)	(33)	(4,258)	(7)
Cash and cash equivalents at March 31	632,780	356,446	94,588	10,529

Refer note 3 (c) and note 8 for the composition of cash and cash equivalents.

Supplementary information
Additions to property, plant and equipment represented by finance lease obligations	691,855	404,307	60,149	11,512

The accompanying notes form an integral part of these consolidated financial statements

SIFY TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Rupees, except share data and as stated otherwise)

1.	Reporting entity

Sify Technologies Limited, (‘Sify’ or ‘the Company’) formerly known as Sify Limited and Satyam Infoway Private Limited, is a leading internet services provider headquartered in Chennai, India. These Consolidated Financial Statements comprise the Company and its subsidiaries Sify Technologies (Singapore) Pte. Limited and Pace Info Com Park Private Limited) (together referred to as the ‘Group’ and individually as ‘Group entities’). The subsidiaries, Sift Software Limited and Hermit Projects Private Limited were merged with the Company during the year. The Group is primarily involved in providing services Network and IT services. Sify is listed on the NASDAQ Global Select Market in the United States.

2.	Basis of preparation

a.	Statement of compliance

The accompanying Consolidated Financial Statements of the Group have been prepared in accordance with the International Financial Reporting Standards (IFRS) and its interpretations as issued by the International Accounting Standards Board (IASB).

These Consolidated Financial Statements have been approved for issue by the Board of Directors on July 18, 2014.

b.	Basis of measurement

These Consolidated Financial Statements have been prepared on the historical cost basis except for the following:

•	Available for sale financial assets are measured at fair value
•	Non-current asset held for sale measured at lower of carrying value and fair value less costs to sell.
•	Derivative financial instruments are measured at fair value
•	Financial instruments at fair value through profit or loss are measured at fair value.
•	The defined benefit asset is recognized as the net total of the plan assets, plus unrecognized past service cost and unrecognized actuarial losses, less unrecognized actuarial gains and the present value of the defined benefit obligation.
•	In relation to lease prepayments, the initial fair value of the security deposit is estimated as the present value of the refundable amount, discounted using the market interest rates for similar instruments. The difference between the initial fair value and the refundable amount of the deposit is recognized as a lease prepayment.

The above items have been measured at fair value and the methods used to measure fair values are discussed further in Note 4.

c.	Functional and presentation currency

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

Convenience translation (unaudited): Solely for the convenience of the reader, the financial statements as of and for the year ended March 31, 2014 have been translated into United States dollars (neither the presentation currency nor the functional currency of the Group) based on the reference rate in the City of Mumbai on March 31, 2014, for cable transfers in Indian rupees as published by the Reserve Bank of India which was ₹ 60.10 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollar at such a rate or at any other rate on March 31, 2014 or at any other date.

d.	Use of estimates

The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, the disclosures of contingent assets and contingent liabilities at the date of financial statements, income and expenses during the period. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in future periods which are affected.

Application of accounting policies that require critical accounting estimates and assumption having the most significant effect on the amounts recognized in the financial statements are:

•	Measurement of the recoverable amounts of cash-generating units containing goodwill (Note 6)
•	Useful lives of property, plant and equipment (Note 3 e and Note 5)
•	Useful lives of intangible assets (Note 3 f and Note 6)
•	Lease classification (Note 3 h, 9, 17 and 32)
•	Utilization of tax losses (Note 11)
•	Measurement of defined employee benefit obligations (Note 18)
•	Measurement of share-based payments (Note 29 and Note 36)
•	Valuation of financial instruments (Note 3 c, 4, 37 and 38)
•	Provisions and contingencies (Note 3 n and 34)
•	Determination of percentage completion in construction contracts (Note 3 j)

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these Consolidated Financial Statements.

a.	Basis of consolidation

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

Foreign exchange forward contracts and options are entered into by the Group to mitigate the risk of changes in foreign exchange rates associated with certain payables, receivables and forecasted transactions denominated in certain foreign currencies. The group also enters into cross currency interest rate swaps for hedging the risk against variability in cash flows of its term loan.

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

(ii) Depreciation

Depreciation is recognized in the consolidated statement of income on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Management’s estimated useful lives for the years ended March 31, 2014, 2013 and 2012 were as follows:

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

Construction contracts in progress represent the gross unbilled amount expected to be billed to customers for contract work performed to date. It is measured at cost plus profit recognized to date less progress billing and recognized losses. Cost includes all expenditure related directly to specific projects and an allocation of fixed and variable overheads incurred in the Group’s contracts and activities based on normal operating capacity.

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

Revenue Recognition

Various streams of revenue are described below:

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

The revenue recognition in respect of the various streams of revenue is described below:

(i) Telecom Services

Revenue from Telecom services include Data network services and Voice services. Telecom services primarily include revenue from connectivity services, NLD/ILD services and to a lesser extent, revenues from the installation of connectivity links. The Company provides connectivity for a fixed period of time at a fixed rate regardless of usage.  The revenue attributable to connectivity services is recognised rateably over the period of the contract. The revenue attributable to the installation of the link is recognised on completion of the installation work.

The Company provides NLD (National Long Distance) and ILD (International Long Distance) services through Company’s network.  The Company carries voice traffic, both national and international, using the network back-bone and delivers voice traffic to Inter-connect Operators.  Revenue is recognised based upon metered call units of voice traffic terminated on the Company’s network

Data Centre Services:

Revenues from DC services consist of hosting and power charges. Web hosting services primarily include revenue from co-location of racks, caged racks and on usage of power from large contracts. The contracts are mainly for a fixed rate for a period of time and are recognised over the period during which the service is provided.

Cloud and Managed Services:

Revenue from Cloud and managed services include revenue from “Cloud and storage solutions, managed services, value added services and International managed services. Revenues from Cloud and on demand compute and storage, are primarily fixed for a period of time. Revenues from domestic and international managed services, comprise of value added services, operations and maintenance of projects and from remote infrastructure management. Contracts from this segment are fixed and could also be based on time and material.

Technology Integration Services:

Revenue from Technology Integration Services include system integration Services , revenue from construction of Data Centres , network services, security solutions, digital certificate based authentication services and to a lesser extent, revenue from hardware and software.

Revenue from construction contract represents revenue from construction of data centres to the specific needs and design of the customer. Such contract revenue includes the initial amount agreed in the contract plus any variations in contract work, claims and incentive payments, to the extent that it is probable that they will result in revenue and can be measured reliably. As soon as the outcome of a construction contract can be estimated reliably, contract revenue is recognised in profit or loss in proportion to the stage of completion of the contract. Contract expenses are recognised as incurred unless they create an asset related to future contract activity. The stage of completion is assessed by reference to the cost incurred till date to the total estimated costs. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred that are likely to be recoverable. An expected loss on a contract is recognised immediately in the statement of profit or loss.

Digital Certification revenues include income received on account of Web certification. Generally the Company does not hold after sale service commitments after the activation of the Digital Certificates sold and accordingly, revenue is recognised fully on the date of activation of the respective certificate. Billing towards one time installation / training is recognised upon completion thereof.

Applications Integration Services:

Revenues from Applications Integration services include online assessment, document management services, web development, mailing solutions, supply chain software and e-learning software development services. E-learning software development services consist of structuring of contents, developing modules, delivery and training users in the modules developed. Revenue from Applications Integration Services is recognised based on percentage of completion method. Revenue in relation to ‘time’ is measured as the agreed rate per unit of time multiplied by the units of time expended. The element of revenue related to materials is measured in accordance with the terms of the contract.

The Company enters into contracts with customers to serve advertisements in the portal and the Company is paid on the basis of impressions, click-throughs or leads and in each case the revenue is recognised rateably over the period of the contract based on actual impressions/click throughs / leads delivered.  Revenues from commissions earned on electronic commerce transactions are recognised when the transactions are completed.

In certain cases, some elements belonging to the services mentioned above are sold as a package consisting of all or some of the elements. In these cases it is necessary to apply the recognition criteria to the separately identifiable components of a single transaction in order to reflect the substance of the transaction with different revenue allocations for each component. These multiple element arrangements are recognized as separable elements because each element constitutes a separate earning process, each element has a fair value that is reliable, verifiable and objectively determinable, and the undelivered element is not essential to functionality of the delivered elements.

Income from operating leases:

Lease rentals arising on assets given on operating leases are recognized over the period of the lease term on a straight line basis.

Indefeasible Right of Use (IRU)

The Company has entered into IRU arrangements through which it entitles its customers to right of use of specified bandwidth capacity for a specified period of time. The upfront payment received towards right of use of bandwidth capacities under such agreements have been treated as deferred revenue and is recognized on a straight line basis over the term of the arrangement.

(iii) Deferred income

Deferred income represents unserviced portion of billed contracts.

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

t.	Recent accounting pronouncements

(i)	IFRS 9 Financial Instruments: In November 2009, the International Accounting Standards Board issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2015 with early adoption permitted. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. IFRS 9, was further amended in October 2010, and such amendment introduced requirements on accounting for financial liabilities. This amendment addresses the issue of volatility in the profit or loss due to changes in the fair value of an entity’s own debt. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income. The company is required to adopt IFRS 9 by accounting year commencing April 1, 2015.

(ii)	Amendment to IAS 32 Offsetting of Financial Assets and Financial Liabilities: In December 2011, the International Accounting Standards Board issued amendments to IAS 32, Offsetting Financial Assets and Financial Liabilities. The amendments clarify that an entity has a legally enforceable right to set-off if that right is not contingent on future event and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments also clarified that gross settlement is equivalent to net settlement if and only if the gross settlement mechanism has features that eliminate or result in insignificant credit and liquidity risk and process receivables and payables in a single settlement process or cycle. The company is required to adopt the amendment by accounting year commencing April 1,2014 and currently evaluating impact on the consolidated financial statements.

(iii)	IFRS 15 Revenue from Contracts with Customers: During May 2014, the International Accounting Standards Board issued IFRS 15, Revenue from Contracts with Customers. The core principle of the new Standard is for companies to recognise revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new Standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively and improve guidance for multiple-element arrangements. The effective date of application would be January 1, 2017.

(iv)	Narrow scope amendments to IAS 16 and IAS 38: Clarification of Acceptable methods of Depreciation and Amortization:

IAS 16 and IAS 38 both establish the principle for the basis of depreciation and amortization as being the expected pattern of consumption of the future economic benefits of an asset. The IASB has clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances. The effective date of the amendment is July 1, 2014.

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

The fair value of forward exchange contracts is based on their quoted price, if available. If a quoted price is not available, the fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk free interest rate (based on government bonds). The fair value of foreign currency option contracts is determined based on the appropriate valuation techniques, considering the terms of the contract. Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Group entity and the counter party when appropriate. The fair value of the cross currency swaps (principal only swaps) is determined based on the discounting of the future cash flows at the market rates existing on the reporting date.

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

5.	Property, plant and equipment

The following table presents the changes in property, plant and equipment during the year ended March 31, 2014

	Cost				Accumulated depreciation				Carrying
Particulars	As at April 01, 2013	Additions	Disposals	As at March 31, 2014	As at April 1, 2013	Depreciation for the year	Deletions	As at March 31, 2014	amount as at March 31, 2014
Building	777,419	1,214,084	-	1,991,503	260,421	69,499	-	329,920	1,661,583
Plant and machinery	6,113,788	1,894,902	661,881	7,346,809	4,379,345	837,056	719,785	4,496,616	2,850,193
Computer equipments	689,245	49,421	62,430	676,236	561,267	48,127	-	609,394	66,842
Office equipment	240,449	8,987	6,020	243,416	171,180	17,618	6,018	182,780	60,636
Furniture and fittings	745,058	33,081	116,558	661,581	622,930	47,870	116,421	554,379	107,202
Vehicles	2,456	-	-	2,456	1,326	969	-	2,295	161
Total	8,568,415	3,200,475	846,889	10,922,001	5,996,469	1,021,139	842,224	6,175,384	4,746,617
Add: Construction in progress									856,513
Total	8,568,415	3,200,475	846,889	10,922,001	5,996,469	1,021,139	842,224	6,175,384	5,603,130

The following table presents the changes in property, plant and equipment during the year ended March 31, 2013

	Cost				Accumulated depreciation				Carrying
Particulars	As at April 01, 2012	Additions	Disposals	As at March 31, 2013	As at April 1, 2012	Depreciation for the year	Deletions	As at March 31, 2013	amount as at March 31, 2013
Building	777,419	-	-	777,419	232,667	27,754	-	260,421	516,998
Plant and machinery	5,731,924	415,512	33,648	6,113,788	3,788,648	608,832	18,135	4,379,345	1,734,443
Computer equipments	629,605	59,926	286	689,245	510,001	51,552	286	561,267	127,978
Office equipment	237,347	3,297	195	240,449	150,983	20,387	190	171,180	69,269
Furniture and fittings	739,994	5,209	145	745,058	563,931	59,126	127	622,930	122,128
Vehicles	4,747	-	2,291	2,456	2,647	970	2,291	1,326	1,130
Total	8,121,036	483,944	36,565	8,568,415	5,248,877	768,621	21,029	5,996,469	2,571,946
Add: Construction in progress									2,497,732
Total	8,121,036	483,944	36,565	8,568,415	5,248,877	768,621	21,029	5,996,469	5,069,678

The following table presents the changes in property, plant and equipment during the year ended March 31, 2012

	Cost				Accumulated depreciation				Carrying
Particulars	As at April 01, 2011	Additions	Disposals	As at March 31, 2012	As at April 1, 2011	Depreciation for the year	Deletions	As at March 31, 2012	amount as at March 31, 2012
Building	777,419	-	-	777,419	204,826	27,841	-	232,667	544,752
Plant and machinery	5,433,359	350,204	51,639	5,731,924	3,335,610	504,532	51,494	3,788,648	1,943,276
Computer equipments	563,776	66,303	474	629,605	478,705	31,711	415	510,001	119,604
Office equipment	234,125	3,304	82	237,347	129,932	21,133	82	150,983	86,364
Furniture and fittings	713,359	27,985	1,350	739,994	503,102	62,034	1,205	563,931	176,063
Vehicles	2,929	2,907	1,089	4,747	2,929	807	1,089	2,647	2,100
Total	7,724,967	450,703	54,634	8,121,036	4,655,104	648,058	54,285	5,248,877	2,872,159
Add: Construction in progress									988,128
Total	7,724,967	450,703	54,634	8,121,036	4,655,104	648,058	54,285	5,248,877	3,860,287

Leased assets

The Group’s leased assets include certain buildings, plant and machinery acquired under finance leases. As at March 31, 2014 the net carrying amount of buildings, plant and machinery and vehicles acquired under finance leases is ₹ 213,974 (March 31, 2013: ₹ 224,291), ₹ 809,335 (March 31, 2013: ₹ 233,193) and ₹ 161 (March 31, 2013: ₹ 1,130) respectively. During the year, the Group acquired leased assets of ₹ 691,855 (March 31, 2013: ₹ 404,307).

In case prepayments are made towards buildings accounted for as finance leases, such prepayments are capitalized as ‘Leasehold Buildings’ (included in buildings) on the commencement of the lease term under the head ‘Property, plant and equipment’ and depreciated in accordance with the depreciation policy for similar owned assets.

Capital Commitments

As of March 31, 2014 and March 31, 2013, the Company was committed to spend approximately ₹ 1,326,435 and ₹ 412,698 respectively, under agreements to purchase property, plant and equipment.

Construction in progress

Amounts paid towards acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment that are not ready to be put into use are disclosed under construction-in-progress. As of March 31, 2014, Construction work in progress includes ₹ 1,483 (March 31, 2013 : ₹ 808,785) paid towards acquisition of building under construction on a leasehold land belonging to Pace Info Com Park Private Limited by way of acquisition of the entire shareholding of its holding company M/s Hermit Projects Private Limited. Also refer note 36.

Capitalisation of expenses

The Company has capitalized expenses amounting to ₹ 3,103 (March 31, 2013: ₹ 8,300) which are directly attributable to the construction of building.

Security

As at March 31, 2014 property, plant and equipment with a carrying amount of ₹ 3,723,146 (March 31, 2013: ₹2,113,301) are subject to a registered charge to secure bank borrowings.

6.	Intangible assets

Intangible assets comprise the following:

	March 31, 2014	March 31, 2013	March 31, 2012
Goodwill	14,595	14,595	14,595
Other intangible assets	544,841	586,027	91,132
	559,436	600,622	105,727

(i)	Goodwill

The following table presents the changes in goodwill during the years ended March 31, 2014 and 2013

	March 31, 2014	March 31, 2013
Balance at the beginning of the year	14,595	14,595
Effect of movement in exchange rates	-	-
Impairment loss recognized during the year	-	-
Net carrying amount of goodwill	14,595	14,595

The amount of goodwill as at March 31, 2014 and March 31, 2013 has been allocated to the Applications Integration Services segment.

(ii)	Other intangibles

The following table presents the changes in intangible assets during the years ended March 31, 2014, 2013 and 2012.

	Technical know- how	Bandwidth Capacity	Customer related intangibles	Software	License fees	Total
(A) Cost
Balance as at March 31, 2011	82,753	-	200,570	394,080	50,000	727,403
Acquisitions during the year	-	-	-	44,603	-	44,603
Disposals during the year	-	-	-	-	-	-
Balance as at March 31, 2012	82,753	-	200,570	438,683	50,000	772,006
Acquisitions during the year	-	553,302	-	21,182	-	574,484
Disposals during the year	-	-	-	-	-	-
Balance as at March 31, 2013	82,753	553,302	200,570	459,865	50,000	1,346,490
Acquisitions during the year	-	-	-	38,918	-	38,918
Disposals during the year	-	-	-	-	-	-
Balance as at March 31, 2014	82,753	553,302	200,570	498,783	50,000	1,385,408

(B) Amortization
Balance as at March 31, 2011	82,753	-	200,570	343,143	10,906	637,372
Amortization for the year	-	-	-	41,002	2,500	43,502
Impairment loss on intangibles	-	-	-	-	-	-
Balance as at March 31, 2012	82,753	-	200,570	384,145	13,406	680,874
Amortization for the year	-	46,090	-	30,999	2,500	79,589
Impairment loss on intangibles	-	-	-	-	-	-
Balance as at March 31,2013	82,753	46,090	200,570	415,144	15,906	760,463
Amortization for the year	-	46,090	-	31,514	2,500	80,104
Impairment loss on intangibles	-	-	-	-	-	-
Balance as at March 31,2014	82,753	92,180	200,570	446,658	18,406	840,567

(C) Carrying amounts
As at March 31, 2012	-	-	-	54,538	36,594	91,132
As at March 31, 2013	-	507,212	-	44,719	34,094	586,027
As at March 31, 2014	-	461,122	-	52,125	31,594	544,841

Capital commitments

The Company had not committed to spend any amount under agreements to purchase intangible assets during the year ending March 31, 2014 and 2013.

Capitalized borrowing costs

The Company had not capitalized any interest cost during years ended March 31, 2014 and 2013. It had capitalized interest cost of ₹ 13,541 for the year ended March 31, 2012. The rate of capitalization of interest cost for the year ended March 31, 2012 was approximately 13.79% respectively.

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

During October 2010, Sify Technologies Ltd, the minority shareholder of MF Global holding 29.85 percent of the outstanding shares of the MF Global, requested MF Global’s Board of Directors to reconsider certain costs charged to the MF Global by MF Global Holdings Ltd and its affiliated and associated group companies, who hold 70.15 percent of the outstanding shares of the MF Global. These charges are currently recorded in the financial statements of the MF Global for the year ended March 31, 2008 aggregating to ₹ 43, 478,911 and March 31,2009 aggregating to ₹ 15, 374,528. The resolution of this matter between the shareholders of MF Global remains uncertain and any financial adjustment that may arise is not presently known and accordingly no adjustment related to this matter has been provided for in MF Global’s consolidated financial statements. Any financial adjustment that may arise for resolution of the said matter would be expected to be handled prospectively and therefore would be reported in the period in which it is resolved. Consequently, no adjustment related to the said matter was considered by Sify for equity method of accounting for MF Global. The auditors of MF Global have included an emphasis of matter with an explanatory paragraph in their audit report issued on the consolidated financial statements of MF Global for the three years ended March 31, 2012 in connection with such recorded cross charges. The effect of such recorded cross charge is not material to the financial statements of Sify.

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

Subsequently, on August 2, 2012, in pursuance of the Agreement dated March 27, 2012 and after obtaining all the statutory and regulatory approvals, the Company completed the sale of its entire stake and the rights therein in MF Global for a cash consideration of ₹ 1,390,270 (USD 25 million) to Phillip Capital Group, Singapore and MF Global Management Employees Trust, India.  Consequently, with effect from such date, MF Global ceased to be an associate of the Company.  Further, as per the settlement and release agreement, the Company has initiated steps to withdraw the arbitration proceedings filed against MFG and others in the Bombay High Court, India and any other existing disputes also stand resolved. Consequently, no financial adjustments would arise in the future in the Consolidated financial statements of the Company on account of disputes relating to cross charges.

8.	Cash and cash equivalents

Cash and cash equivalents as per consolidated statement of financial position, as at March 31, 2014 amounted to ₹1,059,904 (March 31, 2013: ₹ 849,854). This excludes cash-restricted of ₹210,223 (March 31, 2013: ₹ 151,198), representing deposits held under lien against working capital facilities availed and bank guarantees given by the Group towards future performance obligations.

(a) Restricted cash

	March 31, 2014	March 31, 2013	March 31, 2012
Current
Bank deposits held under lien against borrowings / guarantees from banks / Government authorities	210,223	151,198	150,533
Total restricted cash	210,223	151,198	150,533

(b) Non restricted cash
Current
Cash and bank balances	1,059,904	849,854	742,235

Total cash (a+b)	1,270,127	1, 001,052	892,768
Bank overdraft used for cash management purposes	(637,347)	(644,606)	(798,180)
Less: Non - current restricted cash	-	-	-
Cash and cash equivalents for the statement of cash flows	632,780	356,446	94,588

9.	Lease prepayments

	March 31, 2014	March 31, 2013
Towards land and buildings*	835,635	355,347
	835,635	355,347

* Includes ₹ 787,664 and (March 2013: ₹ 302,509) paid for acquiring leasehold rights of land for construction of Data Centers. Also refer note 36.

The prepayment towards land is amortized over the period of the lease on a straight line basis. In respect of buildings under operating lease, prepayments are amortized over the lease term on a straight line basis.

10.	Other assets

Non current	March 31, 2014	March 31, 2013
Other deposits and receivables (see note below)	603,940	591,784
	603,940	591,784

Financial assets included in other assets	226,607	254,724

11.	Deferred tax assets and liabilities

The tax effects of significant temporary differences that resulted in deferred tax assets and a description of the items that created these differences is given below

Recognized deferred tax assets / (liabilities)	Assets / (liabilities)
	March 31, 2014	March 31, 2013
Deferred tax assets
Tax loss carry forwards	139,960	2,083
	139,960	2,083
Deferred tax liabilities
Property, plant and equipment	(64,181)	(1,604)
Intangible assets	(75,779)	(479)
Investment in equity accounted investees	-	-
	(139,960)	(2,083)
Net deferred tax asset recognized in balance sheet	-	-

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

Movement in temporary differences during the year

	Balance as at April 1, 2012	Recognized in income statement	Recognized in Equity	Balance as at March 31, 2013	Recognized in income statement	Recognized in Equity	Balance as at March 31, 2014
Property, plant and equipment	(1,060)	(544)	-	(1,604)	(62,577)	-	(64,181)
Intangible assets	(327)	(152)	-	(479)	(75,300)	-	(75,779)
Tax loss carry forwards	97,409	(95,326)	-	2,083	137,877	-	139,960
Investment in equity accounted investees	(96,022)	96,022	-	-	-	-	-
	-	-	-	-	-	-	-

Unrecognized deferred tax assets / (liabilities)

	As at March 31, 2014	As at March 31, 2013
Deductible temporary differences	290,295	322,073
Unrecognized tax losses	3,981,506	3,891,541
	4,271,801	4,213,614

Considering the probability of availability of future taxable profits in the period in which tax losses expire, deferred tax assets have not been recognized in respect of tax losses carried forward by the Group. The above tax losses expire at various dates until 2025.

Deferred tax liabilities as at March 31, 2014 and March 31, 2013 have not been recognized on undistributed profits of its subsidiaries since the group expects to realize the same in a tax free manner.

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

Income tax expense recognized in profit or loss

	March 31, 2014	March 31, 2013	March 31, 2012
Current tax expense / (benefit)
Current period	-	-	-
	-	-	-
Deferred tax expense
Origination and reversal of temporary differences	(137,877)	(95,326)	7,174
Recognition of previously unrecognized tax losses	137,877	95,326	(7,174)
Reversal of previously recognized tax losses	-	-	-
	-	-	-
Total income tax expense / (benefit)	-	-	-

There are no income taxes directly recognized in other comprehensive income.

Reconciliation of effective tax rate

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before taxes is summarized below:

	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012
Profit / (loss) before income taxes	318,400	451,569	(383,337)
Enacted tax rates in India	33.99%	32.45%	32.45%
Computed expected tax expense / (benefit)	108,224	146,512	(124,373)
Effect of:
Share based payment expense not deductible for tax purposes	15	814	10,082
Unrecognized deferred tax assets on losses incurred during the year (net of temporary differences, if any)	(23,020)	(190,987)	123,148
Unrecognized deferred tax asset on temporary differences	6,863	(143,801)	-
Profit on sale of equity accounted investee	-	88,702
Profit on sale of equity accounted investee taxed at a lower rate	-	44,351
Share of profit of equity accounted investee taxed at a lower rate	-	-	(2,952)
Expenses/income not taxable	8,300	296,797
Recognition of previously unrecognized tax losses	100,382	(242,388)	(5,905)
	-	-	-

12.	Inventories

Inventories comprise:

	March 31, 2014	March 31, 2013
Communication hardware	187,369	167,434
Application software	13,460	19,232
	200,829	186,666

The entire carrying amount of inventories as at March 31, 2014 and 2013 are secured in connection with bank borrowings.

13.	Trade and other receivables

Trade and other receivables comprise:

	March 31, 2014	March 31, 2013
(i) Trade receivables, net	3,520,587	2,708,879
(ii) Other receivables including deposits	1,267,264	1,037,549
(iii) Construction contract related accruals	87,682	49,139
	4,875,533	3,795,567

(i)	Trade receivables as of March 31, 2014 and March 31, 2013 are stated net of allowance for doubtful receivables. The Group maintains an allowance for doubtful receivables based on its age and collectability. Trade receivables are not collateralized except to the extent of refundable deposits received from cybercafé franchisees and from cable television operators. The Group’s exposure to credit and currency risks and impairment losses related to trade and other receivables, excluding construction work in progress is disclosed in note 38. Trade receivables consist of:

	March 31, 2014	March 31, 2013
Trade receivables from related parties	-	-
Other trade receivables	3,693,984	2,919,438
	3,693,984	2,919,438
Less: Allowance for doubtful receivables	(173,397)	(210,559)
Balance at the end of the year	3,520,587	2,708,879

The activity in the allowance for doubtful accounts receivable is given below:	For the year ended
	March 31, 2014	March 31, 2013
Balance at the beginning of the year	210,559	193,242
Add : Additional provision, net	177,581	186,600
Less : Bad debts written off	(214,743)	(169,283)
Balance at the end of the year	173,397	210,559

(ii)	Other receivables comprises of the following items:

	March 31, 2014	March 31, 2013
Advances and other deposits (Refer Note (a) below)	758,270	474,440
Withholding taxes (Refer Note (b) below)	508,994	563,109
	1,267,264	1,037,549
Financial assets included in other receivables	56,936	34,475

Notes:

a)	Advances and other deposits primarily comprises of receivables in the form of deposits, service tax and other advances given in the ordinary course of business.

b)	Includes withholding taxes recoverable from the Department of Income-tax for which the Company has filed tax returns for refund. The Company expects to realize such refund of withholding taxes within the next 12 months.

14.	Prepayments for current assets

Prepayments for current assets comprise of the following:

	March 31, 2014	March 31, 2013
Prepayments for purchase of bandwidth	21,769	74,870
Prepayments related to insurance	1,100	468
Prepayments-others	126,801	112,890
Lease prepayments	14,353	8,754
	164,023	196,982

15.	Other investments

Other Investments comprise investment in unquoted equity instruments classified as available for sale financial assets which are carried at cost. The details of such investments are given below:

	March 31, 2014	March 31, 2013
Investment in equity shares of Vashi Railway Station Commercial Complex Limited	150	150
Investment in equity shares of Sify Empower India Foundation	-	100
Less: Impairment of investments	-	(100)
Investment in equity shares of Sarayu Clean Gen Private Limited	1,560	1,560
	1,710	1,710

16.	Share capital and share premium

No of shares

	Year ended March 31,
	2014	2013	2012
Issued as at April 01	178,513,589	178,513,589	178,351,498
Issued for cash*	-	-	-
Issued for consideration other than cash	-	-	-
Exercise of share options	17,198	-	162,091
Issued as at March 31	178,530,787	178,513,589	178,513,589

*Paid up ₹7 (March 31, 2013: ₹ 6.25) per share

Pursuant to the approval of the scheme of merger of the Company with its subsidiaries Sify Software Limited and Hermit Projects Private Limited, by the Shareholders at the Honourable High Court of Madras,India, the authorized share capital of the Company was enhanced by an amount of ₹ 51,000,000. Hence, our authorized share capital is increased to ₹ 1851,000,000, divided into 185,100,000 Equity Shares, having a par value ₹ 10 per share. The holders of ordinary shares are entitled to receive dividends from time to time and are entitled to vote at meetings of the Group. All shares rank equally with regard to Group’s residual assets.

Also refer note 40 – Issue of share on private basis to existing promoter group

Further during the year ended March 31, 2014, 17,198 ordinary shares have been issued consequent to exercise of options under the Associate stock option plan.

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

The Group leases routers and other equipments under finance lease arrangements. The following is a schedule of future minimum finance lease commitments as at March 31, 2014:

	March 31, 2014			March 31, 2013
	Future minimum lease payments	Interest	Present value minimum lease payments	Future minimum lease payments	Interest	Present value minimum lease payments
Less than one year	467,448	(114,760)	352,688	205,811	(49,715)	156,096
Between one and five years	798,082	(96,918)	701,164	374,565	(58,659)	315,906
Total	1,265,530	(211,678)	1,053,852	580,376	(108,374)	472,002

18.	Employee benefits

	March 31, 2014	March 31, 2013
Gratuity payable	12,744	23,160
Compensated absences	25,891	29,069
	38,635	52,229

Gratuity cost

The components of gratuity costs recognized in the consolidated income statement for the years ending March 31, 2014, March 31, 2013 and March 31, 2012 consist of the following:

	March 31, 2014	March 31, 2013	March 31, 2012
Service cost	16,016	15,900	15,892
Interest cost	4,879	4,876	4,449
Expected return on plan asset	(3,199)	(3,295)	(3,214)
	17,696	17,481	17,127

Details of employee benefit obligation and plan asset are as follows:

	March 31, 2014	March 31, 2013
Present value of projected benefit obligation at the end of the year	53,370	65,723
Funded status of the plans	(40,626)	(42,563)
Recognized (asset) / liability	12,744	23,160

The following table set out the status of the gratuity plan:

Change in defined benefit obligation	March 31, 2014	March 31, 2013	March 31, 2012
Projected benefit obligation at the beginning of the year	65,723	62,610	59,571
Service cost	16,016	15,900	15,892
Interest cost	4,879	4,876	4,449
Actuarial (gain) / loss	(23,806)	(5,835)	(9,372)
Benefits paid	(9,443)	(11,828)	(7,930)
Projected benefit obligation at the end of the year	53,369	65,723	62,610

Change in plan assets	March 31, 2014	March 31, 2013	March 31, 2012
Fair value of plan assets at the beginning of the year	42,563	43,095	40,455
Expected return on plan assets	3,199	3,296	3,214
Actuarial gain / (loss)	-	-	-
Employer contributions	4,307	8,000	7,356
Benefits paid	(9,443)	(11,828)	(7,930)
Fair value of plan assets at the end of the year	40,626	42,563	43,095

Actual return on plan assets	3,199	3,296	3,214

Actuarial assumptions at end of the year:

The principal actuarial assumptions as on March 31, 2014, 2013 and 2012 were as follows:

	March 31, 2014	March 31, 2013	March 31, 2012
Discount rate	8.80% P.a	8.60% P.a	8.00% P.a
Long-term rate of compensation increase	6.00% P.a	8.00% P.a	8.00% P.a
Expected long term rate of return on plan assets	8.00% P.a	8.00% P.a	8.00% P.a
Average future working life time	4.90 years	8.40 years	8.60 years

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

Assumptions regarding future mortality are based on published statistics and mortality tables.

The Group assesses these assumptions with the projected long-term plans of growth and prevalent industry standards.

Historical information

	March 31, 2014	March 31, 2013
Experience adjustment on plan liabilities	6,405	10,147
Experience adjustment on plan assets	-	-

Contributions: The Group expects to contribute ₹ 15,000 (March 31, 2013: ₹15,000) to its gratuity fund during the year ending March 31, 2014.

The expected benefit payments to be made in the next five years are as under:

Year	Amount (₹)
2014-15	3,673
2015-16	3,645
2016-17	3,927
2017-18	4,782
2018-19	4,880

Plan assets: The Gratuity plan’s weighted-average asset allocation at March 31, 2014 and March 31, 2013, by asset category is as follows:

	March 31, 2014	March 31, 2013
Funds managed by insurers	100%	100%

Actuarial gains and losses recognized in other comprehensive income

The amount of actuarial gains and losses recognized in other comprehensive income for the years ending March 31, 2014, 2013 and 2012 are as follows:

	March 31, 2014	March 31, 2013	March 31, 2012
Actuarial gain / (loss)	23,806	5,835	9,372
	23,806	5,835	9,372

Sensitivity Analysis of significant actuarial assumption

Sensitivity analysis for the defined benefit obligations will increase/ decrease by the amounts mentioned below if there is a variation of 50 basis points in the discount rate and salary escalation rate.

	Discount rate		Salary escalation rate
	Increase by 50 bps (₹ ‘000s)	Decrease by 50 bps (₹ ‘000s)	Increase by 50 bps (₹ ‘000s)	Decrease by 50 Bps (₹ ‘000s)
Present Value of Defined Benefit Obligation	2,546	(2,757)	2,641	(2,491)

The present value of defined benefit obligation has been arrived at using the same method as is used for valuing the defined benefit obligation as per the current assumptions. The increase/decrease in defined benefit obligation has been arrived assuming the other assumptions are constant though such increase/decrease do not happen in isolation in real scenarios.

Contributions to defined contribution plans

In accordance with Indian law, all employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and employer make monthly contributions to the plan, each equal to a specified percentage of employee’s basic salary. The Group has no further obligations under the plan beyond its monthly contributions. The Group contributed ₹ 52,524, ₹ 59,524 and ₹ 57,144 for the years ended March 31, 2014, 2013 and 2012.

19.	Other liabilities

	March 31, 2014	March 31, 2013
Deferred income and other liabilities	432,051	223,434
	432,051	223,434
Financial liabilities included in other liabilities	158,942	217,848

The franchisees, as part of the agreement, were required to pay initial security deposit in consideration for establishing the franchisee relationship and providing certain initial services. As the Company no more concentrates on the consumer segment, these deposits are repayable and hence are moved to trade and other payables.

20.	Borrowings

	March 31, 2014	March 31, 2013
Current
Term bank loans (Refer note 1 below)	113,333	47,500
Other working capital facilities (Refer note 2 below)	448,578	231,153
Borrowings from others (Refer note 3 below)	284,600	378,658
	846,511	657,311
Non current
Term bank loans (Refer note 1 below)	430,889	332,500
Borrowings from others (Refer note 3 below)	155,669	138,869
	586,558	471,369

The Group has borrowings which include:

1.	The term loans bear interest rate ranging from 12.75% to 13.25% and repayable in equal monthly / quarterly installments within a tenor of 6 years after moratorium periods ranging from 3 months to one year of total balance , an amount of ₹ 217,000 is primarily secured by charge on movable fixed assets funded by term loan and also collaterally secured by extension EM of title deeds of property at Noida in the name of M/s Pace Infocom (100% subsidiary of STL) together with their corporate guarantee in this regard. Balance amount of ₹ 327,200 is primarily secured by EM of title deeds of property of the company at Rabale & collaterally by EM of title deeds of property of the company at Vashi at Mumbai.

2.	Working capital facilities:

(a)	Cash credit facilities amounting to ₹ 1,085,900 are primarily secured by way of pari-passu first charge on the entire current assets of the Company to all working capital bankers under consortium.

(b)	In addition to the above, out of these Cash Credit facilities,

(i)	exposure amounting to ₹ 730,200 is collaterally secured by way of pari-passu charge on the unencumbered movable fixed assets of the Company, both present and future.

(ii)	exposure amounting to ₹ 636,300 is collaterally secured by way of equitable mortgage over the properties at Tidel Park, Chennai and Vashi, Vile Parle at Mumbai

(iii)	exposure amounting to ₹ 343,200 is collaterally secured by equitable mortgage over the land and building at Noida, Delhi in the name of M/s Pace Info Com Park Private Limited, a subsidiary company and also by the corporate guarantee issued by the said subsidiary and

(iv)	the balance exposure amounting to ₹ 93,900 is collaterally secured by equitable mortgage over the Vashi property at Mumbai.

(c)	These working capital facilities bear interest ranging from 11.70% to 13.50% p.a. and these facilities are subject to renewal annually.

3.	Borrowings from others are secured against relevant assets and software. These loans carry an interest rate ranging from 11.7% p.a to 13.5% p.a.

21.	Trade and other payables

	March 31, 2014	March 31, 2013
Trade payables	1,025,110	1,102,195
Advance from customers	114,438	115,198
Accrued expenses	1,462,258	1,148,044
Other payables	294,172	79,386
	2,895,978	2,444,823
Financial liabilities included in trade and other payables	2,835,738	2,392,143

22.	Deferred income

	March 31, 2014	March 31, 2013
Deferred income	667,778	522,212
	667,778	522,212

23.	Revenue

	Year ended
	March 31, 2014	March 31, 2013	March 31, 2012
Rendering of services
Service revenue*	8,589,983	7,004,027	5,920,142
Initial franchise fee	79	2,095	6,395
Installation service revenue	1,376,342	1,113,175	883,126
	9,966,404	8,119,297	6,809,663
Sale of products	493,825	451,019	889,286
	10,460,229	8,570,316	7,698,949

* Including revenue arising from construction contracts (refer note 24) and revenue from operating leases amounting to ₹24,792 (refer note 32)

24.	Construction contracts in progress

	Year ended
	March 31, 2014	March 31, 2013	March 31, 2012

Contract revenue recognized for the year	71,421	197,483	207,942
Aggregate amounts of costs incurred and recognized profits (less recognized losses) upto the reporting date for contracts in progress	53,273	22,059	185,725
Amount of retentions	-	-	12,602
Gross amount due from customers for contract work presented as an asset	63,976	22,059	99,998

25.	Cost of goods sold and services rendered

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

26.	Other income

	Year ended
	March 31, 2014	March 31, 2013	March 31, 2012
Others	93,461	50,858	37,377
	93,461	50,858	37,377

27.	Selling, general and administrative expenses

	Year ended
	March 31, 2014	March 31, 2013	March 31, 2012

Personnel expenses	616,727	590,222	550,299
Marketing and promotion expenses	212,757	307,579	312,530
Administrative and other expenses*	1,910,329	1,553,673	1,221,063
	2,739,813	2,451,474	2,083,892

* Includes foreign exchange gain / (loss) of ₹ (5,284), ₹ 18,881 and ₹ 37,650 for the years ended March 31, 2014, 2013 and 2012 respectively

28.	Personnel expenses

	Year ended
	March 31, 2014	March 31, 2013	March 31, 2012
Salaries and wages	1,202,713	1,356,744	1,314,023
Contribution to provident fund and other funds	70,604	77,286	77,840
Staff welfare expenses	17,138	15,599	17,426
Employee stock compensation expense	45	2,566	31,385
	1,290,500	1,452,195	1,440,674
Attributable to cost of goods sold and services rendered	673,773	861,973	890,375
Attributable to selling, general and administration expenses	616,727	590,222	550,299

29.	Share-based payments

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

As the number of stock options and the price of those options were made known to each allottee, the Plan has been considered as a fixed price grant. Stock option activity under the ASOP 2007 Plan is as follows:

No. of options granted, exercised and forfeited	Number of options	Weighted average exercise price in ₹	Number of options	Weighted average exercise price in ₹	Number of options	Weighted average exercise price in ₹
	2014	2014	2013	2013	2012	2012
Outstanding at the beginning of the year	54,592	98.85	601,168	152.26	841,200	146.58
Granted during the year	-	-	-	-	-	-
Replaced (Refer to notes below)	-	-	-	-	-	-
Replacement options granted (Refer to notes below)	-	-	-	-	-	-
Forfeited during the year	-	-	-	-	(27,995)	109.33
Expired during the year	(7,394)	177.67	(546,576)	144.52	(49,946)	144.52
Exercised during the year	(17,198)	65.69	-	-	(162,091)	131.99
Outstanding at the end of the year	30,000	98.24	54,592	98.85	601,168	152.26
Vested and Exercisable at the end of the year	30,000	98.24	54,592	98.85	579,140	153.59

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

There has been no options granted during the year and hence no fair value disclosures have been made.

A summary of information about fixed price stock options outstanding as at March 31, 2014 is furnished below:

	Range of exercise price in ₹	Number outstanding at March 31, 2014	Weighted average exercise price in ₹	Weighted average remaining contractual life	Number exercisable at March 31, 2013	Weighted average exercise price in ₹
ASOP 2007	98.24	30,000	98.24	0.56 yrs	54,592	98.85

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

The incremental fair value of the stock options replaced was determined by reference to the difference between the fair value of the replaced stock options and the fair value of the cancelled stock options at the date of grant of new stock options. The incremental fair value as a result of such modification in respect of modified options amounted to Rs.20,959 during the year ended March 31, 2008. In respect of modification that has occurred during the vesting period, the incremental fair value granted is included in the measurement of the amount recognized, for services received over the period from the modification date until the date when the modified equity instruments vest, in addition to the amount based on the grant date fair value of the original equity instruments, which is recognized over the remainder of the original vesting period. In respect of the modification that has occurred after vesting date, the incremental fair value granted is recognized immediately or over the vesting period if the employee is required to complete an additional period of service before becoming unconditionally entitled to those modified equity instruments. The incremental cost recognized in respect of such modified options amounted to ₹ 17,967 for the years ended March 31, 2012.

The assumptions that were used in arriving at the incremental fair value are as summarized below:

Assumptions	Pre modification	Post modification
Current market price	174.83	174.83
Exercise price	308.34-578.38	157.35
Expected term	3 – 4.5 years	3 – 4.5 years
Volatility	53.83% - 77.82%	53.01% - 77.82%
Dividend yield	0%	0%
Discount rate	2.5%	2.5%

30.	Financial income and expense

	Year ended
	March 31, 2014	March 31, 2013	March 31, 2012
Interest income on bank deposits	61,959	26,264	16,468
Others	58,289	47,589	42,845
Finance income	120,248	73,853	59,313
Interest expense on lease obligations	90,911	22,272	20,089
Bank charges (including letter of credit, bill discounting and buyer’s credit charges)	82,158	57,779	129,133
Interest expense on borrowings	204,553	180,390	157,510
Finance expense	(377,622)	(260,441)	(306,732)
Net finance income / (expense) recognized in profit or loss	(257,374)	(186,588)	(247,419)

31.	Earnings / (loss) per share

The calculation of basic earnings / (loss) per share for the years ended March 31, 2014, 2013 and 2012 is based on the earnings / (loss) attributable to ordinary shareholders of ₹ 318,400, ₹ 451,569 and ₹ (383,337) respectively and a weighted average number of shares outstanding of 136,679,950, 131,638,589, and 103,313,278, respectively, calculated as follows:

	Year ended
	March 31, 2014	March 31, 2013	March 31, 2012
Net profit / (loss ) – as reported	318,400	451,569	(383,337)

Weighted average number of shares – basic	136,679,950	131,638,589	103,313,278
Basic earnings / (loss) per share	2.33	3.43	(3.71)

Weighted average number of shares – diluted	136,682,565	131,636,425	103,313,278
Diluted earnings / (loss) per share	2.33	3.43	(3.71)

Weighted average number of ordinary shares basic

	Year ended March 31,
	2014	2013	2012
Issued fully paid ordinary shares at April 01	53,351,498	53,351,498	53,351,498
Effect of shares issued on exercise of stock options	169,205	162,091	98,392
Effect of partly paid shares (Note 1)	83,159,247	78,125,000	49,863,388
Weighted average number of equity shares and equivalent shares outstanding	136,679,950	131,638,589	103,313,278

Weighted average number of ordinary shares diluted

	Year ended March 31,
	2014	2013	2012
Weighted average number of ordinary shares (basic)	136,679,950	131,638,589	103,313,278
Effect of stock options	2,615	(2,164)	-
Weighted average number of equity shares outstanding (diluted)	136,682,565	131,636,425	103,313,278

As the Company incurred a net loss attributable to ordinary shareholders for the year ended March 31, 2012, 601,168 ordinary shares arising out of potential exercise of outstanding stock options as at March 31, 2012 were not included in the computation of diluted earnings per share, as their effect was anti-dilutive.

Note 1:	During the year ended March 31, 2011, 125,000,000 ordinary shares were issued to the existing promoter group on a private placement basis. As of March 31, 2014, these shares were partly paid up to the extent of ₹ 7 (March 31, 2013 : ₹ 6.25) per share. Refer note 16 to the consolidated financial statements.

32.	Operating leases

The Group leases office buildings and other equipment under operating lease arrangements that are renewable on a periodic basis at the option of both the lessor and the lessee. Some of the leases include rent escalation clauses. Rental expenses under these leases were ₹ 356,631, ₹ 367,252 and ₹ 339,139 for the years ended March 31, 2014, 2013 and 2012 respectively. The schedule of future minimum rental payments in respect of operating leases is set out below:

As at March 31, 2014

Lease obligations	Total	Less than 1 year	1-5 years	More than 5 years
Non-cancellable operating lease obligations	1,690,119	123,316	540,552	1,026,251

As at March 31, 2013

Lease obligations	Total	Less than 1 year	1-5 years	More than 5 years
Non-cancellable operating lease obligations	1,803,863	113,744	519,254	1,170,865

Operating lease income:

The company has given plant and machinery under operating lease arrangements to its customers the period of which are generally up to 5 years. The schedule of minimum lease rental incomes in respect of these operating lease arrangements are given below:

	As at March 31,2014	As at March 31,2013
Receivables not later than one year	23,429	-
Receivables later than one year and not later than five years	81,630	-
	105,059	-

33.	Segment reporting

The Company, in the immediate past, has been operating with two segments of business viz Enterprise Service and Software services. During the year 2013-14, the Company has reorganised its business into the following offerings.

Telecom Services	Consists of domestic Data, International Data, Wholesale Voice and Collaborative Tools consisting of Audio and Video conferencing solutions

Data Centre Services	Currently provides Co-location services for enterprise class clients.

Cloud & Managed Services	Consists of IT infra services, IT transformation Services, Remote and Onsite Infrastructure Management services and Delivery platforms.

Applications Integration Services*	Consists of Application Development and Maintenance, Application testing, Mobility solutions, eLearning, Portal services, Tools, Process and Automation.

Technology Integration Services	Consists of Data Centre Build, Network Integration, Information security and End User computing

*The segment was named as “Application Services” in 6 K and subsequently renamed as “Applications Integration Services”.

Consequently the operating segments are as under:

Telecom services:  The telecom services consist of network services addressing the domestic connectivity needs of Indian enterprises and international inward and outward connectivity needs of International Enterprises. The services include a comprehensive range of Internet protocol based Virtual Private Network, offerings, including intranets, extranets and remote access applications to both small and large corporate customers. The Company provides MPLS-enabled IPVPN’s through entire network. The Company also provides last mile connectivity to customers.

The cable landing station and investment in submarine cable consortium are other assets extended to International partners for international inward and outward connectivity needs. The cable landing station currently lands 2 major submarine cables; namely Gulf Bridge International (GBI) and the Middle Eastern and North African cable (MENA)

Data Centre services:  The Company operate 5 Tier III Data Centres of which two are located in Mumbai (Bombay), one each at Noida (Delhi), Chennai (Madras) and Bengaluru, to host mission-critical applications. The Company offers co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks or hire complete racks, and even rent ‘secure cages’ at the hosting facility as per their application requirements. It also offers a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration and network configuration under this business line.

Cloud and managed services: On-demand hosting (cloud) services offer end-customers with the solutions to Enterprises. The Company offers on-demand cloud services giving companies the option to “pay as you go” basis.

The Remote and Onsite Infrastructure Management services provide management and support of customer operating systems, applications and database layers.

Technology integration services: The services under this segment consist of Data Centre Build, Network Integration, Information security and End User computing.

Applications integration services: The wide range of web-applications include sales force automation, supply chain management, intranet and extranets, workflow engine and knowledge management systems.

Applications integration services operates the online portals, such as www.sify.com, www.samachar.com , that function as principal entry points and gateway for accessing the Internet by providing useful web-related services and links. The company also offers related content sites worldwide.

Sify.com provides a gateway to the Internet by offering communication and search tools such as email, chat, travel, online portfolio management and channels for personal finance, astrology, lifestyle, shopping, movies, sports and news.

The company also offers value-added services to organizations such as website design, development, content management, Online assessment tools, search engine optimization, , including domain name management, secure socket layer (SSL) certificate for websites, and server space in required operating system and database. It provides messaging and collaboration services and solutions such as e-mail servers, LAN mail solutions, anti-spam appliances, bulk mail services, instant messaging, and also offer solutions and services to enable data & access security over the Internet, Infrastructure-based services on demand, including on-line testing engine and network management. On-line testing services include test management software, required servers and proctored examination facilities at Sify’s franchisee points. On-line exam engine offered allows a secure and flexible way of conducting examinations involving a wide range of question patterns.

Accordingly, revenues represented by nature of service rendered comprise the primary basis of segmental information.

Bandwidth costs, which form a significant part of the total expenses, are of three kinds – international, Domestic and last mile. These are allocated primarily to the Telecom services.

The Direct costs such as Bandwidth , Inter Connect Charges , IP termination costs, Associate costs of Delivery teams, Associate costs of billable resources , Revenue share payable , Power costs , Operating costs of the Network , Cost of goods sold and other direct costs are allocated directly to the respective operating segments.

▪	Certain expenses, like depreciation and overheads incurred by the support functions including finance, human resources, administration and corporate, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not feasible to provide segment disclosure of these expenses and, accordingly, they are separately disclosed as “unallocated expenses” and “depreciation” and adjusted only against the total operating income of the Company.

A significant part of the fixed assets used in the Company’s business are not identifiable exclusively to any of the reportable segments and can be used interchangeably between segments. Management believes that it is not feasible to provide segment disclosures relating to total assets since a meaningful segregation of the available data is onerous.

The Group’s operating segment information for the years ended March 31, 2014, 2013 and 2012, are presented below:

Year ended March 31, 2014 (As adjusted)

	Telecom Services	Data Centre Services	Cloud and Managed Services	Technology Integration Services	Applications Integration Services	Total
Segment revenue	6,875,633	1,223,857	515,146	842,017	1,003,576	10,460,229
Allocated segment expenses	(5,246,162)	(952,176)	(436,408)	(881,163)	(762,890)	(8,278,799)
Segment operating income / (loss)	1,629,471	271,681	78,738	(39,146)	240,686	2,181,430
Unallocated expenses:
Selling, general and administrative expenses						(597,874)
Depreciation and amortization						(1,101,243)
Other income / (expense), net						93,461
Finance income						120,248
Finance expenses						(377,622)
Profit / (loss) before tax						318,400
Income tax (expense) / benefit						-
Profit / (loss) for the year						318,400

Year ended March 31, 2013 (As adjusted)

	Telecom Services	Data Centre Services	Cloud and Managed Services	Technology Integration Services	Applications Integration Services	Total
Segment revenue	5,337,983	1,235,613	510,904	785,147	700,669	8,570,316
Allocated segment expenses	(4,376,213)	(989,533)	(242,308)	(878,501)	(717,919)	(7,204,475)
Segment operating income / (loss)	961,769	246,080	268,596	(93,354)	(17,250)	1,365,841
Unallocated expenses:
Selling, general and administrative expenses						(587,909)
Depreciation and amortization						(848,210)
Other income / (expense), net						50,858
Finance income						73,853
Finance expenses						(260,441)
Profit / (loss) before tax						(206,008)
Exceptional item						657,577
Profit / (loss) for the year						451,569

Year ended March 31, 2012 (As adjusted)

	Telecom Services	Data Centre Services	Cloud and Managed Services	Technology Integration Services	Applications Integration Services	Total
Segment revenue	4,331,963	1,042,976	409,625	1,165,308	749,077	76,98,949
Allocated segment expenses	(3,469,398)	(737,009)	(277,762)	(1,452,600)	(729,587)	(6,666,356)
Segment operating income / (loss)	862,565	305,967	131,863	(287,292)	19,490	1,032,593
Unallocated expenses:
Selling, general and administrative expenses						(541,626)
Depreciation and amortization						(691,560)
Other income / (expense), net						37,377
Finance income						59,313
Finance expenses						(306,732)
Share of profit of equity accounted investee						27,298
Profit / (loss) before tax						(383,337)
Income tax (expense) / benefit						-
Profit / (loss) for the year						(383,337)

Year Reconciliations

	Cost of goods sold	Selling, general and administrative expenses	Finance expenses	Total
Year ended March 31, 2014
Allocated segment expenses	6,136,860	2,141,939	-	8,278,799
Unallocated segment expenses	-	597,874	377,622	975,496
Total as per income statement	6,136,860	2,739,813	377,622	9,254,295

Year ended March 31, 2013
Allocated segment expenses	5,340,910	1,863,565	-	7,204,475
Unallocated segment expenses	-	587,909	260,441	848,350
Total as per income statement	5,340,910	2,451,474	260,441	8,052,825

Year ended March 31, 2012
Allocated segment expenses	5,124,090	1,542,266	-	6,666,356
Unallocated segment expenses	-	541,626	306,732	848,358
Total as per income statement	5,124,090	2,083,892	306,732	7,514,714

Revenue reclassifications

For the year ended March 31, 2013

	Revised operating segments
	Telecom Services	Data Centre services	Cloud and Managed Services	Technology Integration Services	Applications Integration services	Total
Segments previously reported
Enterprise services	5,337,983	1,235,613	510,904	785,147		7,869,647
Software services					700,669	700,669
Revised revenue	5,337,983	1,235,613	510,904	785,147	700,669	8,570,316

For the year ended March 31, 2012

	Revised operating segments
	Telecom Services	Data Centre services	Cloud and Managed Services	Technology Integration Services	Applications Integration services	Total
Segments previously reported
Enterprise services	4,331,963	1,042,976	409,625	1,165,308		6,949,872
Software services					749,077	749,077
Revised revenue	4,331,963	1,042,976	409,625	1,165,308	749,077	7,698,949

Operating and allocated cost reclassifications:

For the year ended March 31, 2013

	Revised operating segments
	Telecom Services	Data Centre services	Cloud and Managed Services	Technology Integration Services	Applications Integration services	Total
Segments previously reported
Enterprise services	4,376,213	989,533	242,308	878,502		6,486,556
Software services					717,919	717,919
Revised Costs	4,376,213	989,533	242,308	878,502	717,919	7,204,475

For the year ended March 31, 2012

	Revised operating segments
	Telecom Services	Data Centre services	Cloud and Managed Services	Technology Integration Services	Applications Integration services	Total
Segments previously reported
Enterprise services	3,439,474	737,009	277,762	1,452,600		5,906,845
Tech opex costs*	29,924					29,924
Software services					729,587	729,587
Revised Costs	3,469,398	737,009	277,762	1452,600	729,587	6,666,356

*Tech operating costs which was previously part of unallocated expenses, have now been allocated to telecom services.

Geographic segments

The Group has two geographic segments India and rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

Description	India	Rest of the world	Total
Revenues
Year ended March 31, 2014	6,360,229	4,099,930	10,460,229
Year ended March 31, 2013	5,222,415	3,347,901	8,570,316
Year ended March 31, 2012	4,864,915	2,834,034	7,698,949

The Group does not disclose information relating to non-current assets located in India and rest of the world as the necessary information is not available and the cost to develop it would be excessive.

The revenue from transactions with a single external customer did not exceed 10% of the total revenue of the Company for each of the three years ended March 31, 2014.

34.	Contingencies

a)	During the previous years, the Group had received assessment orders from the Income-tax Department of India for various financial years disallowing certain expenditure like bandwidth charges and foreign currency payments for non-deduction of withholding taxes. The Company appealed against those order before Commissioner of Income Tax (Appeals) (CIT(A)) and received favourable orders. The department has filed appeals before Income Tax Appellate Tribunal (ITAT) disputing CIT(A) orders. The group believes that the appeal by the department is not sustainable and consequently no loss contingency is necessary as at March 31, 2014. Income tax claims against the company as at March 31, 2014 amounted to ₹ 8,028 (March 31, 2013: ₹ Nil).

b)	Contingencies due to certain service tax claims as at March 31, 2014 amounted to ₹ 502,033 (March 31, 2013: ₹ 478,876).

c)	Additionally, the Group is also involved as a party to lawsuits, claims and proceedings, which arise in the ordinary course of business. The Group does not foresee any material contingency out of the pending issues.

d)	The Group during the year ended March 31, 2009 entered into a contract with Emirates Integrated Telecom for the construction and supply of capacity from the Europe India Gateway. As per the contract with Emirates, the Group is required to pay its share of decommissioning costs if any that may arise in the future. No provision has been made by the Group for such decommissioning costs as the amount of provision cannot be measured reliably as at March 31, 2014.

e)	Liability on customer letter of credit discounted amounted to ₹ Nil (March 31, 2013: ₹ 122,260).

f)	Effective 2012-13, the Company has participated in the Export Promotion Capital Goods Scheme (“the scheme”) under which capital equipments are permitted to be imported against a specific licence at a substantially reduced customs duty, subject to fulfilment of obligation to export services rendered by use of capital equipment imported under the scheme to the extent of over 6 times (March 31,2013: 8 times) the value of duty saved over a period of 6 years (March 31,2013: 8 years) from the date of obtaining the licence. In case of failure to meet the export obligation, the company would be liable to pay the differential between the normal duty and the duty saved under the scheme along with interest.

As of March 31, 2013, the Company was holding 19 licences with a corresponding export obligation of ₹ 6,269. During the year 2013-14, the Company had fulfilled the Export Obligation pertaining to 16 licences of the above by virtue of higher export of services enabling earlier settlement of obligation. As of March 31, 2014, the company is holding 32 licenses with a corresponding export obligation of ₹12,723. Taking into account the track record of the Company’s exports, it believes that it would be able to meet the export obligation within the time frame and would not be exposed to any liability on account of the above scheme.

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

During the year 2012-13, the exposure under this settlement had been settled by the insurer as per the settlement agreement.

b)	Proceedings before Department of Telecommunications

(ii)	License fees

•	On October 12, 2009 (as later clarified by the DoT), the Department of Telecommunications (‘DOT’) raised a demand on Sify Technologies for ₹ 14 million after correcting the arithmetical error in the assessment letter.

•	On February 26, 2010 DOT raised a demand on Sify Communications (erstwhile subsidiary merged with Sify Technologies Limited) for ₹ 26 million.

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

(ii)	In November 2009, the Company received a demand notice pertaining to the allocation of spectrum in the 3.3-3.4 GHz frequency, from DoT, demanding ₹ 345 million (US $ 7.05 million) towards spectrum charges payable from the date of issue of allocation letter for 170 Base Stations. As per the notice, in case no payment is received within 15 days from the date of issue of the notice, then it would be presumed that the Company is no longer interested for the frequency assignments in 3.3-3.4 GHz band.

Whilst the Company received allotment letter for Spectrum in 3.3 GHz band (3303.5/3353.5 MHz) (Total 12 MHz) the Company had neither started any operations in this frequency band nor had applied for any Operating License from DOT/ Wireless Planning Commission (WPC). The Company believes that the obligation to make payment will arise only after obtaining the operating license from DOT/WPC.  The Company also believes that it has adequate legal defences for these demands, as the Company has not yet obtained any operative license, hence such demand is not tenable Nevertheless, the Company has as a commitment to hold and use the spectrum in the above band has paid ₹ 11.56 million towards 40 Base Stations and has surrendered the remaining 130 Base Stations.  The Company believes that the ultimate outcome of these actions will not have a material adverse effect.

c)	The company is party to additional legal actions arising in the ordinary course of business. Based on the available information as at March 31, 2014, the Company believes that it has adequate legal defences for these actions and that the ultimate outcome of these actions will not have a material adverse effect. However in the event of adverse judgement in all these cases, the maximum financial exposure would be ₹ 26.6 million (March 31, 2013: ₹ 10.6 million)

36.	Related parties

The related parties where control / significant influence exists are subsidiaries and associates. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director whether executive or otherwise. Key management personnel includes the board of directors and other senior management executives. The other related parties are those with whom the Group has had transaction during the years ended March 31, 2014, 2013 and 2012 are as follows:

Particulars	Country of incorporation	% of Ownership interest
		March 31, 2014	March 31, 2013
Holding Company
Infinity Satcom Universal Private Limited		-	-
Raju Vegesna Infotech & Industries Private Limited (Refer note 40)		-	-
Ramanand Core Investment Company Private Limited		-	-
Subsidiaries
Sify Software Limited (Formerly Sify Networks Private Limited)*****	India	-	100
Sify Technologies (Singapore) Pte. Limited	Singapore	100	100
Hermit Projects Private Limited*****	India	-	100
Pace Info Com Park Private Limited	India	100	100
Sify Empower India Foundation	India	-	100
Others (Entities in which the Key Management Personnel have controlling interest / significant influence and relatives of Key Management Personnel)
Radhika Vegesna	India	-	-
Server Engines LLC	USA	-	-
Server Engines India Private Limited	India	-	-
VALS Developers Private Limited	India	-	-
Raju Vegesna Developers Private Limited	India	-	-

The following is a summary of the related party transactions for the year ended March 31, 2014:

Transactions	Holding Company	Associates	Others	Key Management Personnel***
Consultancy services received	-	-	-	240
Sitting fees paid	-	-	-	1,020
Salaries and other short term benefits	-	-	-	39,028
Contributions to defined contribution plans	-	-	-	2,029
Share based payment transactions	-	-	-	-
Issue of shares on private placement basis**	-	-	-	-
Advance lease rentals and refundable deposits refunded*	-	-	-	-
Refundable lease deposit paid****	-	-	-	-
Lease rentals paid****	900	-	3,813	-
Amount of outstanding balances
Advance lease rentals and refundable deposits made****	-	-	2,558	-

The following is a summary of the related party transactions for the year ended March 31, 2013:

Transactions	Holding Company	Associates	Others	Key Management Personnel***
Consultancy services received	-	-	-	240
Sitting fees paid	-	-	-	980
Salaries and other short term benefits	-	-	-	42,042
Contributions to defined contribution plans	-	-	-	1,934
Share based payment transactions	-	-	-	270
Issue of shares on private placement basis**	-	-	-	-
Advance lease rentals and refundable deposits refunded*	-	-	-	-
Refundable lease deposit paid****	-	-	-	-
Lease rentals paid****	900	-	3,429	-
Amount of outstanding balances
Advance lease rentals and refundable deposits made****	-	-	2,558	-

The following is a summary of the related party transactions for the year ended March 31, 2012:

Transactions	Holding Company	Associates	Others	Key Management Personnel***
Consultancy services received	-	-	-	240
Sitting fees paid	-	-	-	1,280
Salaries and other short term benefits	-	-	-	37,385
Contributions to defined contribution plans	-	-	-	1,602
Share based payment transactions	-	-	-	1,041
Issue of shares on private placement basis**	1,500,000	-	-	-
Advance lease rentals and refundable deposits refunded*	-	-	2,175	-
Refundable lease deposit paid****	-	-	-	-
Lease rentals paid****	150	-	3,129	-
Amount of outstanding balances
Advance lease rentals and refundable deposits made****	-	-	2,558	-

*Represents deposits made to VALS Developers Private Limited (“VALS”).VALS was owned and controlled by Raju Vegesna Infotech & Industries Private Limited, in which Mr. Raju Vegesna, our principal share holder and Managing Director, was holding  94.66% equity in his personal capacity. During the year ended March 31, 2009, Sify entered into an agreement for Sub Lease with VALS Developers Private Limited to take on lease on long term basis the proposed building which is in the process of being constructed. The lease agreement, when final and executed, was expected to have an initial non-cancellable term of 5 years, with a further option for Sify to renew or cancel the lease for the incremental five year terms. In terms of this Agreement for Sub Lease, Sify had paid a security deposit of ₹ 125,700 and advance rental of ₹157,125 to VALS. As per the terms of the Sub Lease, the security deposit will be refunded at the end of lease term and the advance rental would be adjusted over a period of 15 months from the commencement of the lease. To give effect to the above arrangement, VALS had entered into a Memorandum of Understanding on 16th June 2008 with M/s. Advance India Projects Limited (AIPL) and M/s. Pace Info com Private Limited (PACE), wherein PACE is an allottee of the land situated at B-07, Sector-132, Noida and VALS had through a Special Purpose Vehicle Hermit Projects Private Limited (HERMIT) decided to acquire the shares of PACE including the land held by it. VALS had paid a sum of ₹ 285,000 to AIPL at the time of signing the MoU.

During the year, on October 30, 2010, the Board of Directors had approved to cancel the MoU for lease arrangement and decided to acquire the property which is under construction from the third party directly. On 12th January 2011, through a Memorandum of Amendment, the company with the intention to acquire the said land, had substituted its name with that of VALS and through such amendment VALS had agreed to assign all rights, responsibilities, obligations, title etc. in favour of the company, thus making the company eligible to acquire PACE through HERMIT and subsequently the land and also making liable to pay the entire consideration of ₹ 1,140,000. Hence the Company had paid VALS an amount of ₹ 2,175 i.e., difference between the amount paid by the Company to VALS and the amount paid by VALS to AIPL.

During the previous year, the Company acquired the leasehold rights along with the building under construction through acquisition of entire shares HERMIT which in turn holds the entire shares of PACE, the original allottee of the land. As of March 31, 2014, the Company had paid a sum of ₹ 180,779 as an advance to AIPL towards construction of the building and any further sum it has to advance as per the commitment shall be adjusted towards value of investment in HERMIT after settling further debts and liabilities relating to construction of the said Data Centre.

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

****The company had entered into a lease agreement with Ms Radhika Vegesna, Daughter of Mr. Ananda Raju Vegesna, Executive Director of the company, to lease the premises owned by her for a period of three years effective June 1, 2010 on a rent of ₹ 256 per month and payment of refundable security deposit of ₹ 2,558. This arrangement will be automatically renewed for a further period of two blocks of three years with all the terms remaining unchanged.

****During the year 2011 -12, the Company had entered into a lease agreement with M/s Raju Vegesna Infotech and Industries Private Limited, the holding Company, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 75 (Rupees Seventy Five Thousand Only) per month. Subsequently, the Company entered into an amendment agreement with effect from April 1, 2013, providing for automatic renewal for a further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years.

**** During the year ended March 31, 2012, the Company had entered into a lease agreement with M/s Raju Vegesna Developers Private Limited, a Company in which Mr Ananda Raju Vegesna, Executive Director of the Company and Mr Raju Vegesna, Chairman and Managing director of the Company exercise significant influence, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 30 (Rupees Thirty Thousand Only) per month. Subsequently, the Company entered into an amendment agreement with effect from April 1, 2013, providing for the automatic renewal for further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years

***** The Companies have merged with Sify Technologies Limited effective April 1, 2013.

37.	Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by each category as at March 31, 2014 were as follows:

Particulars	Note	Loans and receivables	Financial assets / liabilities at fair value through profit and loss	Available for sale	Other financial liabilities	Total carrying value	Total fair value
Assets
Cash and cash equivalents	8	1,270,127	-	-	-	1,270,127	1,270,127
Other assets	10	226,698	-	-	-	226,698	226,698
Trade receivables	13	3,520,587	-	-	-	3,520,587	3,520,587
Other receivables	13	56,936	-	-	-	56,936	56,936
Derivative financial instrument		-	1,397	-	-	1,397	1,397
Other investments	15	-	-	1,710	-	1,710	1,710
Liabilities
Bank overdraft	8	-	-	-	637,347	637,347	637,347
Finance lease liabilities	17	-	-	-	1,053,852	1,053,852	1,053,852
Other liabilities	19	-	-	-	158,942	158,942	158,942
Borrowings from banks	20	-	-	-	992,800	992,800	992,800
Borrowings from others	20	-	-	-	440,269	440,269	440,269
Trade and other payables	21	-	-	-	2,835,738	2,835,738	2,835,738
Derivative financial instruments		-	4,702	-	-	4,702	4,702

The carrying value and fair value of financial instruments by each category as at March 31, 2013 were as follows:

Particulars	Note	Loans and receivables	Financial assets / liabilities at fair value through profit and loss	Available for sale	Other financial liabilities	Total carrying value	Total fair value
Assets
Cash and cash equivalents	8	1,001,052	-	-	-	1,001,052	1,001,052
Other assets	10	254,724	-	-	-	254,724	254,724
Trade receivables	13	2,708,879	-	-	-	2,708,879	2,708,879
Other receivables	13	34,745	-	-	-	34,745	34,745
Other investments	15	-	-	1,710	-	1,710	1,710
Liabilities
Bank overdraft	8	-	-	-	644,606	644,606	644,606
Finance lease liabilities	17	-	-	-	472,002	472,002	472,002
Other liabilities	19	-	-	-	217,848	217,848	217,848
Borrowings from banks	20	-	-	-	611,155	611,155	611,155
Borrowings from others	20	-	-	-	517,527	517,527	517,527
Trade and other payables	21	-	-	-	2,392,143	2,392,143	2,392,143

Details of financial assets pledged as collateral

The carrying amount of financial assets as March 31, 2014 and 2013 that the Group has provided as collateral for obtaining borrowings and other facilities from its bankers are as follows:

	March 31, 2014	March 31, 2013
Cash and cash equivalents	1,270,127	1,001,052
Other assets	226,698	254,724
Trade receivables	3,520,587	2,708,879
Other receivables	56,936	34,745
	5,074,348	3,999,400

Derivative financial instruments

(a)	Forwards and options

Foreign exchange forward contracts and options are purchased to mitigate the risk of changes in foreign exchange rates associated with certain payables, receivables and forecasted transactions denominated in certain foreign currencies. These derivative contracts do not qualify for hedge accounting under IAS 39, and are initially recognized at fair value on the date the contract is entered into and subsequently re-measured at their fair value. Gains or losses arising from changes in the fair value of the derivative contracts are recognized immediately in profit or loss. The counterparties for these contracts are generally banks or financial institutions. The following table gives details in respect of the notional amount of outstanding foreign exchange contracts as at March 31, 2014 and 2013.

	As of
	March 31, 2014	March 31, 2013
Forward contracts
In U.S. Dollars (Sell)	1,000	-

The Company recognized a net gain on the forward contracts of ₹ 1,397 for the year ended March 31, 2014.

The forward exchange contracts and option contracts mature between one and twelve months. The table below summarizes the notional amounts of derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

	As of
	March 31, 2014	March 31, 2013
	(USD)
Sell:
Not later than one month	500	-
Later than one month and not later than three months	500	-
Later than three months and not later than six months	-	-
Later than six months and not later than one year	-	-

(b)	Cross Currency Swap:

In order hedge against the variability in cash flows for the term loan taken by the Company, the company has entered into Cross Currency Swap (Principle Only Swap) arrangement with the bank where in, the Company pays fixed USD and receives Fixed INR principle and interest cash flows. The Company has designated such derivative at Fair Value through Profit and Loss Account and the gains or loss arising on the fair valuation of the said derivative is recognized in the profit and loss account.

The details of outstanding cross currency swap contracts as of March 31, 2014 are as under:

As of
	March 31, 2014		March 31, 2013
	Payable (USD )	Receivable (INR )
Cross Currency Swap (USD)	3,200	198,024	-

The maturity of these contracts extends till six years. The table below summarizes the cash flows (principal and interest) of these derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

	As of
	March 31, 2014		March 31, 2013
	Payable (USD)	Receivable (INR)

Less than 1 year	757	56,502	-
One to two years	717	52,227	-
Two to three years	677	47,953	-
Three to four years	637	43,678	-
Four to five years	597	39,404	-
More than five years	421	26,748	-
Total cash flows	3,806	266,512	-

Disclosure of fair value measurements:

The details of the fair value of the derivative financial instruments and their fair value measurement classifications are given below:

Derivative instrument	Fair value measurement level	Fair value as of March 31,2014	Fair value measurement level	Fair value as of March 31,2013
Derivative Asset
Forward contracts	Level 2	1,397	-	-
Derivative Liability
Cross currency swaps	Level 2	4,702	-	-

•	Level 1 classification comprises financial instruments where fair value is determined by unadjusted quoted prices in active markets for identical assets or liabilities.
•	Level 2 classification comprises where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Fair values for unlisted equity securities are derived from observable quoted market prices for similar items. Derivative financial instrument fair values are present values determined from future cash flows discounted at rates derived from market sourced data.

Interest, (expenses), gains and (losses) recognized on financial assets and liabilities

Recognized in profit or loss

	Year ended
	March 31, 2014	March 31, 2013	March 31, 2012
Loans and receivables
Interest income on bank deposits	61,959	26,264	16,468
Interest income from other loans and receivables	9,845	5,731	3,706
Impairment loss of trade receivables	(177,581)	(210,559)	(193,232)

Financial assets at fair value through profit or loss
Net change in fair value of derivative financial instruments gain/(loss)	(3,305)	-	2,891

Other financial liabilities
Interest expenses on lease obligations	(90,911)	(22,272)	(20,089)
Interest expenses on borrowings from banks, others and overdrafts	(204,553)	(180,390)	(157,510)

Recognized directly in other comprehensive income

Year ended
	March 31, 2014	March 31, 2013	March 31, 2012
Net change in fair value of available-for-sale financial assets	-	-	-

38.	Financial Risk Management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risk

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Board of Directors has established a risk management policy to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management systems are reviewed periodically to reflect changes in market conditions and the Group’s activities. The Group Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures, and reviews the risk management framework. The Group Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

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

Exposure to credit risk

The gross carrying amount of financial assets, net of any impairment losses recognized represents the maximum credit exposure. The maximum exposure to credit risk as at March 31, 2014 and 2013 was as follows:

	March 31, 2014	March 31, 2013
Cash and cash equivalents	1,270,127	1,001,052
Other assets	226,698	254,724
Trade receivables	3,520,587	2,708,879
Other receivables	56,936	34,745
Derivative financial instruments	1,397	0
Other investments	1,710	1,710
	5,077,455	4,001,110

Financial assets that are past due but not impaired

There is no other class of financial assets that is past due but not impaired other than trade receivables. The age analysis of trade receivables have been considered from the date of invoice. The ageing of trade receivables, net of allowances that are past due, is given below:

Period (in days)	March 31, 2014	March 31, 2013
Past due 181 - 270 days	274,116	223,443
Past due 271 - 365 days	265,228	95,086
More than 365 days	665,799	554,994
	1,205,143	873,523

See note 13 for the activity in the allowance for impairment of trade account receivables.

Financial assets that are not past due

Cash and cash equivalents, other assets, other receivables and finance lease receivables are neither past due nor impaired. Of the total trade receivables that are not past due as at March 31, 2014 amounting to ₹ 2,315,444 (March 31, 2013: ₹ 1,835,359) and impairment has not been recorded on the same.

Details of collateral and other credit enhancements held

	March 31, 2014	March 31, 2013
Security deposits received for internet access services	727	2,380

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

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2014

	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years
Non-derivative financial liabilities
Bank overdrafts	637,347	637,347	637,347	-	-
Finance lease liabilities	1,053,852	1,263,310	466,587	765,807	30,916
Other liabilities	158,942	158,942	158,942	-	-
Borrowing from banks	992,800	1,172,355	627,455	312,979	231,921
Borrowings from others	440,269	484,151	318,702	165,449	-
Trade and other payables	2,835,738	2,835,738	2,835,738	-	-
	6,118,948	6,551,843	5,044,771	1,244,235	262,837

As at March 31, 2013

	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years
Non-derivative financial liabilities
Bank overdrafts	644,606	644,606	644,606	-	-
Finance lease liabilities	472,002	580,375	205,811	343,774	30,790
Other liabilities	211,044	217,848	217,848	-	-
Borrowing from banks	611,155	780,018	327,818	200,054	252,146
Borrowings from others	517,527	577,871	422,825	142,813	12,233
Trade and other payables	2,392,143	2,392,143	2,392,143	-	-
	4,848,477	5,192,861	4,211,051	686,641	295,169

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

Currency risk: The Group’s exposure in USD, Euro and other foreign currency denominated transactions gives rise to Exchange Rate fluctuation risk. Group’s policy in this regard incorporates:

•	Forecasting inflows and outflows denominated in US$ for a twelve-month period
•	Estimating the net-exposure in foreign currency, in terms of timing and amount
•	Determining the extent to which exposure should be protected through one or more risk-mitigating instruments to maintain the permissible limits of uncovered exposures.
•	Carrying out a variance analysis between estimate and actual on an ongoing basis, and taking stop-loss action when the adverse movements breaches the 5% barrier of deviation, subject to review by Audit Committee.

The Group’s exposure to foreign currency risk as at March 31, 2014 was as follows:

All amounts in respective currencies as mentioned (in thousands)

	USD	CAD	CHF	EUR	GBP	DHS	HKD	SGD
Cash and cash equivalents	621	-	-	-	-	-	-
Trade receivables	1,0057	-	-	110	98	-	-	2
Trade payables	(4,753)	(4)	(4)	(16)	(12)	-	(37)	-
Working capital loan	(7,463)	-	-	-	-	-	-	-
Net exposure	(1,538)	(4)	(4)	94	86	-	(37)	2

The Group’s exposure to foreign currency risk as at March 31, 2013 was as follows:

All amounts in respective currencies as mentioned (in thousands)

	USD	CAD	CHF	EUR	GBP	DHS	HKD	SGD
Cash and cash equivalents	1,098	-	-	-	-	-	-
Trade receivables	14,260	-	37	95	151	-	-	8
Trade payables	(4,757)	-	(4)	(35)	-	-	(15)	-
Gross balance sheet exposure	10,601	-	33	60	151	-	(15)	8
Forward exchange / option contracts	-	-	-	-	-	-	-	-
Net exposure	10,601	-	33	60	151	-	(15)	8

Sensitivity analysis

A 10% strengthening of the rupee against the respective currencies as at March 31, 2014 and 2013 would have increased / (decreased) other comprehensive income and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2013.

	Other comprehensive income	Profit or (loss)
March 31, 2014	-	(7,626)
March 31, 2013	-	(59,542)

A 10% weakening of the rupee against the above currencies as at March 31, 2014 and 2013 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Interest Rate Risk: Interest rate risk is the risk that an upward movement in interest rates would adversely affect the borrowing costs of the group.

Profile

At the reporting date the interest rate profile of the Group’s interest –bearing financial instruments were as follows:

	Carrying amount
	March 31, 2014	March 31, 2013
Fixed rate instruments
Financial assets
- Fixed deposits with banks	510,336	211,315

Financial liabilities
- Borrowings from banks	-	-
- Borrowings from others	440,269	517,527

Variable rate instruments
Financial liabilities
- Borrowings from banks	992,800	611,155
- Bank overdrafts	637,347	644,606

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

Cash flow sensitivity for variable rate instruments

An increase of 100 basis points in interest rates at the reporting date would have increased / (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis has been performed on the same basis as 2013.

	Equity	Profit or loss
March 31, 2014	-	(15,824)
March 31, 2013	-	(12,399)

A decrease of 100 basis points in the interest rates at the reporting date would have had equal but opposite effect on the amounts shown above, on the basis that all other variable remain constant.

39.	IPO listing

The Ministry of Finance of the Government of India (‘MoF’) issued a press release dated March 31, 2006, making amendments to the ’Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme 1993’ (‘the Scheme’). The amendments included a statement that unlisted Companies which had accessed FCCBs, ADR/GDRs in terms of guidelines of May 22, 1998 and are not making profit, be permitted to comply with listing condition on the domestic stock exchanges within three years of having started making profit. Further, the press release states that no fresh issues of FCCBs, ADR/GDRs by such companies will be permitted without listing first in the domestic exchanges. Securities and Exchange Board of India (SEBI) has amended the (Issue of Capital and Disclosure Requirements) (Fourth Amendment) Regulations, 2012 on October 12, 2012.  In terms of the amended Clause 26 (1) (b), in order to be eligible to go for the Initial Public Offer, the Company should have a minimum average pre-tax operating profit of ₹ 150 calculated on a restated and consolidated basis, during the three most profitable years out of the immediately 5 preceding years.

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

However, in September 2013, the Ministry of Finance, Government of India, has liberalized the condition for Unlisted Indian Companies to raise capital abroad without the requirement of prior or simultaneous listing in India initially for a period of two years in order to attract more Foreign Direct Investment.

40.	Issue of shares on a private placement basis to the existing promoter group

On August 4, 2010, the Board of Directors of the company approved the issuance, in a private placement, of upto an aggregate of 125,000,000 of the company’s equity shares, par value ₹ 10 per share (“Equity shares”) at a discount compared to market value of , for an aggregate purchase price of ₹ 4,000,000, to a group of investors affiliated with the company’s promoter group, including entities affiliated with Mr Raju Vegesna, the company’s Chairman and Managing Director and Mr Ananda Raju Vegesna, Executive Director and brother of Mr Raju Vegesna (the “Offering”). The company’s shareholders approved the terms of the Offering at the Company’s Annual General Meeting held on September 27, 2010.

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

As on March 31, 2014, these shares are partly paid to the extent of ₹ 7 per share. Until the full purchase price is paid by the purchasers, the company retains a lien on the equity shares purchased in connection with the Offering. As of March 31, 2014, entities affiliated with our Chairman and Managing Director, Raju Vegesna, beneficially owned approximately 86.27% of our outstanding equity shares, which includes the 125,000,000 shares (partly paid with proportionate voting rights) issued in connection with the above Offering.

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

The group’s policy is to place fixed deposits with credit worthy banks. The following table depicts that the majority of the group’s fixed deposits are placed in highly rated banks :

	% of fixed deposits
	2012	2011
Investment grade

Highest safety	100	100
High safety	-	-
Adequate safety	-	-
	100	100

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

•	Valuation of financial assets where there is no quoted price - This determination requires significant judgement particularly in determining changes in fair value since the last formal valuation. When the fair value of the financial asset cannot be measured reliably, it is measured at cost.

•	Impairment of non-financial assets - The recoverable amount of an asset or a cash-generating unit is determined based on value-in-use calculations prepared on the basis of management’s assumptions and estimates.

•	Income taxes - There are transactions and calculations for which the ultimate tax determination is uncertain and would get finalized on completion of assessment by tax authorities. Where the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

•	Defined benefit schemes - Gratuity Liability – The costs of and period-end obligations under defined benefit schemes are determined using an actuarial valuation. The actuarial valuation involves making assumptions about discount rates, expected rates of return on assets, future salary increases, mortality rates and future pension increases. Due to the long-term nature of these schemes, such estimates are subject to significant uncertainty. The group reviews its assumptions annually in conjunction with its independent actuary and considers this adjustment appropriate given the geographical and demographic profile of the scheme.

•	Share-based payment transactions - Share-based payments are measured at fair value by an independent valuer using the Black-Scholes model and expensed over the vesting period based on the group’s estimate of shares that will eventually vest.

4.2.	Critical accounting judgements in applying the entity’s accounting policy

4.2.1.	Revenue recognition

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

181

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

Under the Companies Act, 1956 dividends may be paid out of the profits of a Company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend greater than 10% of the par value of its equity shares, a company is required to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10%, depending on the dividend percentage to be declared in such year. Dividends declared are subject to a dividend distribution tax of 16.22%.

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

SIFY TECHNOLOGIES LIMITED

By:	/s/ Raju Vegesna
Name:	Raju Vegesna
Title:	Chief Executive Officer and Managing Director

	By:	/s/ M P Vijay Kumar
	Name:	M P Vijay Kumar
Date: July 18, 2014	Title:	Chief Financial Officer

