Form 20-F
period 2015-03-31
SIFY TECHNOLOGIES LTD
filed 2015-06-19
CIK 1094324

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________________________

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
Or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended March 31, 2015.

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
One Equity Share, par value ` 10 per share

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

Yes ☐ No ☑

Currency of Presentation and Certain Defined Terms

Unless the context otherwise requires, references in this annual report to “we,” “us,” the “Company,” “Sify” or “Satyam Infoway” are to Sify Technologies Limited, a limited liability Company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. In January 2003, we changed the name of our Company from Satyam Infoway Limited to Sify Limited. In October 2007, we again changed our name from Sify Limited to Sify Technologies Limited. “Sify”, “SifyMax.in,”, “Sify e-ports” and “Sify online” are trademarks used by us for which we have already obtained registration certificates in India. All other trademarks or trade names used in this Annual Report on Form 20-F for the year ended March 31, 2015 (the “Annual Report”) are the property of their respective owners. In this Annual Report, references to “$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “`”, “Rs.,” “rupees” or “Indian rupees” are to the legal currency of India . References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to the “Group” mean Sify Technologies Limited and its subsidiaries. References to “equity shares” refer to our Indian Equity Shares, which are not traded on an exchange in India or the United States. References to “ADSs” refer to our American Depositary Shares, which are traded on the NASDAQ Global Select Market under the symbol “SIFY.”

For your convenience, this Annual Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this Annual Report, all translations from Indian rupees to U.S. dollars contained in this Annual Report have been based on the reference rate in the City of Mumbai on March 31, 2015 for cable transfers in Indian rupees as published by the Reserve Bank of India (RBI), which was ` 62.59 per $1.00.

Our financial statements are presented in Indian rupees and prepared in accordance with English version of International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. In this Annual Report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Information contained in our websites, including our corporate website, www.corporate.sify.com, is not part of this Annual Report.

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

We operate in rapidly changing businesses, and new risk factors emerge from time to time. We cannot predict every risk factor, nor can we assess the impact, if any, of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. All forward-looking statements included in this Annual Report are based on information available to us, and reflect management’s beliefs, on the date hereof, and we do not undertake to update these forward-looking statements to reflect future events or circumstances. In addition, readers should carefully review the other information in this Annual Report and in our reports and other documents filed with the United States Securities and Exchange Commission (“SEC”) from time to time.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

Summary of Consolidated Financial Data

You should read the summary consolidated financial data below in conjunction with the Company's consolidated financial statements and the related notes, as well as the section entitled “Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report. The summary consolidated statements of income data for the five years ended March 31,2015, 2014, 2013, 2012 and 2011 and the summary consolidated Statement of Financial Position as of March 31, 2015, 2014, 2013, 2012 and 2011 have been derived from our audited consolidated financial statements and related notes to the consolidated financial statements which were prepared and presented in accordance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB). Historical results are not necessarily indicative of future results.

Sify Technologies Limited

Consolidated Statement of Income

(In thousands of Rupees, except share and per share data and as otherwise stated)

	Year ended March 31,
	2015 `	2014 `	2013 `	2012 `	2011 `	2015 Convenience translation into US$ in thousands, except share and per share data
						(See Note 1)
Revenue	12,864,614	10,460,229	8,570,316	7,698,949	6,886,629	205,538
Cost of goods sold and services rendered	(7,727,312)	(6,136,860)	(5,340,910)	(5,124,090)	(4,515,488)	(123,459)
Other income	92,859	93,461	50,858	37,377	72,693	1,484
Selling, general and administrative expenses	(3,132,040)	(2,739,813)	(2,451,474)	(2,083,892)	(2,135,741)	(50,041)
Depreciation and amortization	(1,271,806)	(1,101,243)	(848,210)	(691,560)	(685,836)	(20,320)
Impairment loss on intangibles including goodwill	-	-	-	-	(1,857)	-
Profit / (loss) from operating activities	8,26,315	575,774	(19,420)	(163,216)	(379,600)	13,202

Finance income	61,358	120,248	73,853	59,313	45,698	980
Finance expenses	(512,293)	(377,622)	(260,441)	(306,732)	(258,622)	(8,185)
Net finance income / (expense)	(450,935)	(257,374)	(186,588)	(247,419)	(212,924)	(7,205)

Profit from sale of equity accounted investee and rights therein	-	-	657,577	-	-	-
Share of profit of equity accounted investee (net of income tax)	-	-	-	27,298	73,032	-
Profit / (loss) before tax	375,380	318,400	451,569	(383,337)	(519,492)	5,997
Income tax (expense) / benefit	(122)	-	-	-	-	(2)
Profit / (loss) for the year	375,258	318,400	451,569	(383,337)	(519,492)	5,995
Attributable to:
Equity holders of the Company	375,258	318,400	451,569	(383,337)	(519,492)	5,995
Non-controlling interest	-	-	-	-	-
	375,258	318,400	451,569	(383,337)	(519,492)	5,995
Earnings / (loss) per share
Basic earnings /(loss) per share	2.66	2.33	3.43	(3.71)	(8.20)	0.04
Diluted earnings/(loss) per share	2.65	2.33	3.43	(3.71)	(8.20)	0.04

Particulars
 (Rupees in thousands, except share and per share data)
 Balance Sheet data

	March 31,					Convenience translation into US$ in thousands, except share and per share data (see note 1)
	2015	2014	2013	2012	2011	2015
	`	`	`	`	`	$
Cash and cash equivalents including restricted cash	1,477,547	1,270,127	1,001,052	892,768	543,097	23,609

Net current assets	1,032,893	1,110,210	755,219	995,834	(36,354)	16,502

Total assets	16,234,235	14,114,363	11,799,408	10,582,818	9,238,371	259,377

Total equity attributable to equity shareholders of the Company	7,165,301	6,955,653	6,311,422	5,850,654	4,665,792	114,480

Cash Flow Data
Net cash provided by / (used in):
Operating activities	1,556,981	968,441	463,407	600,214	225,359	24,876
Investing activities	(866,925)	(806,684)	(212,748)	(901,971)	(730,650)	(13,851)
Financing activities	(597,725)	114,999	11,232	536,407	551,700	(9,549)

Notes

1.	Reference to shares and per share amounts refer to our equity shares. Our outstanding equity shares include equity shares held by a depository underlying our ADSs. Effective September 24, 2002, one ADS represented one equity share.

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

Month	High	Low
	`	`
May 2015	64.20	63.52
April 2015	63.61	62.16
March 2015	62.82	61.82
February 2015	62.43	61.68
January 2015	63.45	61.41
December 2014	63.75	61.85

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

Fiscal Year Ended March 31	Period end	Average	High	Low
	`	`	`	`
2015	62.59	61.14	63.75	58.43
2014	60.10	60.49	68.36	53.74
2013	54.39	54.53	57.22	50.56
2012	51.16	47.94	54.23	43.94
2011	44.65	45.58	47.57	44.03

On March 31, 2015, the reference rate in the City of Mumbai for cable transfers in Indian rupees as published by RBI was `62.59

On June 18, 2015, the reference rate in the City of Mumbai for cable transfers in Indian rupees as published by RBI was `63.85

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

Risks Related to our Company and Industry

Our success will depend in large part on Internet usage among corporate entities in India. However, our ability to capitalize on the Internet service and other data service markets in India is inhibited by a number of factors. If India’s limited Internet usage does not grow substantially, our business may not succeed.

We may incur losses in the future and we may not achieve or maintain profitability.

We have in the past incurred losses. We may in the future incur net losses and suffer negative operating cash flows. We expect to increase our expenditures as we continue to expand our services, promote our brand, and invest in the expansion of our infrastructure. We have and in the future may incur expenses in connection with investments in Data Centres and infrastructure. Accordingly, we will need to generate significant additional revenues in order to improve our profitability. Our business model is not yet consistently proven in the Indian Information and Communications Technology (ICT )space, and we cannot assure you that we will improve our profitability or that we will not incur operating losses in the future. If we are unable to become consistently profitable and continue to sustain losses, we will be unable to build a sustainable business and our results of operations will be adversely affected. In this event, the price of our ADSs and the value of your investment may decline

The economic environment, increased pricing pressure and decreased utilization rates could negatively impact our revenues and operating results.

Spending on technology products and services has seen fluctuations in the recent past as a result of the global economic slowdown. Factors such as the pace of recovery, management of large government deficits, sovereign ratings of government bonds, which we believe remains challenging in many countries and may continue to be challenging in the near future, or any slowdown in global IT spending may adversely affect our revenue growth, due to the markets in which our clients operate. Global economic performance also has a bearing on our Infrastructure and e-Learning businesses. Currency fluctuations will also lead to variations in revenue. The Infrastructure Managed Services, National Long Distance (‘NLD’) / International Long Distance (‘ILD’) business and eLearning may be affected in terms of prices and growth.

With regard to the Indian economy, we continue to experience pricing pressure due to competition in the markets in which we operate. Lead times for orders or contracts have become much longer, as we have longer credit periods. These factors have affected and will affect the growth in demand for our corporate business.

We have invested in building our network and data centre infrastructure and will continue invest in the future. Our utilization rates of the existing and prospective infrastructure will determine our profitability. We may not utilize our infrastructure at the optimum level which would impact our revenue.

Reduction in IT spending inability to maintain or increase prices, extended credit terms, and inability to maintain or improve utilization rates of our infrastructure may adversely impact our revenues, gross profits, operating margins and results of operations.

Currency fluctuations may affect the results of our operations or the value of our ADSs.

The exchange rate between the Indian rupee and the U.S. dollar has changed significantly in recent years and may continue to fluctuate substantially in the future.

We use derivative financial instruments, such as foreign exchange forward and option contracts, to mitigate the risk of changes in foreign exchange rates on accounts receivable and payable and forecast cash flows denominated in US dollar. We may not purchase derivative instruments for a sufficient amount to adequately insulate ourselves from foreign currency exchange risks. We have entered into cross currency swap transactions. Exchange rate fluctuations may adversely impact our cash flows on these transactions.

For the year ended March 31, 2015, we have recognized a loss of ` 3.37 million ($0.05 million) on foreign exchange translations. If foreign exchange currency markets continue to be volatile, such fluctuations in foreign currency exchange rates could materially and adversely affect our results of operations in future periods. Also, the volatility in the foreign currency markets may make it difficult to hedge our foreign currency exposures effectively and make them expensive.

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

Our corporate network services compete with well-established companies, including Bharti Airtel, Tata Communications Limited or TCL, Reliance Infocomm, Tata Teleservices, and the Government-owned telecom companies, Bharat Sanchar Nigam Limited or BSNL and Mahanagar Telephone Nigam Limited or MTNL and partnering new players like Reliance Jio.

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

The single largest operating cost in Data Centres is power. Currently all Data Centres are located in proximity to, or at the edge of major urban centers such as Mumbai, Chennai , Bengaluru and Noida. Inexpensive land and labor allow companies to locate new Data Centres in remote locations. We may neither be in a position to develop Data Centres at remote locations where power is cheap nor procure power at cheaper rates for our Data Centres. If our competitors procure power at lower cost, they may have an advantage over us with respect to pricing. Our inability to offer competitive pricing may result in loss of customers and will impact our business and result of operations. The alternate sources of power are also exposed to inflation, regulation and hence, any undue price increase would affect our energy cost significantly.

We may fail to meet such obligations of export under the Export Promotion Capital Goods Scheme (EPCG) and be subjected to penalties.

We have been availing duty benefit for our import of capital goods under the EPCG scheme available for export of services. Under the scheme, we are eligible to import capital goods without import duty with an obligation to generate export earnings to the extent of 6 times the value of such duty benefit availed within a period of 6 years. Though there are export earnings at present, we may fail to fulfill such obligation in the future. In the case of a shortfall in fulfilment of such export obligation, we may be subjected to repay the duty benefit availed along with interest.

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

Our businesses depend on the reliability and security of our information technology systems and infrastructure. They must remain secure, and be perceived by our corporate and consumer customers to be secure as we retain confidential customer information in our database. Despite the implementation of security measures, our infrastructure may be vulnerable to physical break-ins, computer hacking, computer viruses, or cyber-attacks beyond our control. If our security measures are circumvented, it would jeopardize the security of confidential information stored on our systems, proprietary information could be misappropriated or cause interruptions to our operations. We may be required to make significant additional investments and efforts to protect against or remedy security breaches. Unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems, systems failure or otherwise, could damage our reputation and adversely affect our business and results of operations

Though we have not had any attempted cybersecurity breaches reported, the security services that we offer in connection with our business customers’ networks cannot assure complete protection from computer viruses, break-ins and other disruptive problems and the occurrence of these problems could result in claims against us or liability on our part. These claims, regardless of their ultimate outcome, could result in costly litigation and could damage our reputation and hinder our ability to attract and retain customers for our service offerings.

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

We are increasingly bidding for work with Governments and Governmental agencies for Data Centres and other projects. Projects involving Governments or Governmental agencies carry various risks inherent in the Government contracting process, including the following:

•	Such projects may be subject to a higher risk of reduction in scope or termination than other contracts due to political and economic factors such as changes in Government, pending elections or the reduction in, or absence of, adequate funding;

•	Terms and conditions of Government contracts tend to be more onerous than other contracts and may include, among other things, extensive rights of audit, more punitive service level penalties and other restrictive covenants. Also, the terms of such contracts are often subject to change due to political and economic factors;

•	All Government bids are subject to Bank Guarantee depending upon the size of the tender. Any shortfall in service, inability to deliver committed SLA during the project may force the Government to invoke the bank guarantee leading to huge cash losses;

•	Government contracts are often subject to more extensive scrutiny and publicity than other contracts. Any negative publicity related to such contracts, regardless of the accuracy of such publicity, may adversely affect our business or reputation;

•	Participation in Government contracts could subject us to stricter regulatory requirements, which may increase our cost of compliance; and

•	Such projects may involve multiple parties in the delivery of services and require greater project management efforts on our part. Any failure in this regard may adversely impact our performance.

•	In addition, we operate in jurisdictions in which local business practices may be inconsistent with international regulatory requirements, including anti-corruption and anti-bribery regulations prescribed under the U.S. Foreign Corrupt Practices Act (“FCPA”), which, among other things, prohibits giving or offering to give anything of value with the intent to influence the awarding of Government contracts. Also, Prevention of Corruption (Amendment) Bill 2013, (“PCA”) prohibits giving bribe to a public servant. Although we believe that we have adequate policies and enforcement mechanisms to ensure legal and regulatory compliance with the FCPA, PCA and other similar regulations, it is possible that some of our employees, subcontractors, agents or partners may violate any such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions, including penalties. If we fail to comply with legal and regulatory requirements, our business and reputation may be harmed.

Our Dividend payment policy is contingent upon the Company’s profits each year.

Prior to 2013-14 we did not pay dividend due to the losses incurred in the previous years and non-availability of divisible profits under Indian law. In view of the positive performance of the Company for the second successive year 2014-15, the Board of Directors had recommended a 10% cash dividend to all the shareholders of the Company for the year ended March 31, 2015 and was approved by the shareholders at the Annual General Meeting held on June 18, 2015

Dividend payment is a function of profits and the distribution of profit is based on home country laws and the financial statements prepared under the Indian GAAP.  The Board of Directors after assessing various factors including the future cash flow requirements of the Company recommend a dividend payout to the shareholders for approval at the Annual General Meeting.

The dividend payment policy of the Company is not certain and is contingent upon the level of performance of the Company and the recommendation of the Board and the approval of the shareholders.

Risks Related to Regulation and Compliance

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

Effective as of October 30, 2010, upon the consummation of the private placement to an entity controlled by Mr Raju Vegesna, our , CEO, Managing Director and Chairman of the Board of Directors of the company, Mr Raju Vegesna beneficially owns approximately 86.27% of our outstanding equity shares. As a result, Mr Raju Vegesna will be able to exercise control over many matters requiring approval by our Board of Directors and / or shareholders, including the election of directors and approval of significant corporate transactions, such as a sale of our company. Under Indian law, a simple majority is sufficient to control all shareholder action except for those items, which require approval by a special resolution. If a special resolution is required, the number of votes cast in favour of the resolution must not be less than three times the number of votes cast against it. Examples of actions that require a special resolution include:

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

Under Indian law, subject to the presence in person at a shareholder meeting of persons holding equity shares representing a quorum, all resolutions proposed to be approved at that meeting are voted on by a show of hands unless shareholders present in person and holding (a) not less than one-tenth of the total voting power entitled to vote on a resolution or (b) shares with an aggregate paid up capital of at least ` 500,000 demand that a poll be taken. Equity shares not represented in person at the meeting, including equity shares underlying ADSs for which a holder has provided voting instructions to the Depository, are not counted in a vote by show of hands. As a result, only in the event that a shareholder present at the meeting demands that a poll be taken will the votes of ADS holders be counted. Securities for which no voting instructions have been received will not be voted on a poll. Accordingly, you may not be able to participate in all offerings, transactions or votes that are made available to holders of our equity shares.

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

The financial markets in the United States and other countries have experienced significant price and volume fluctuations, and the market prices of technology companies, particularly Internet-related companies, have been and continue to be extremely volatile with negative sentiment prevailing. Volatility in the price of our ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results, which may adversely affect the value of your investment and the price of our ADSs.

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

In 2006, The Ministry of Finance (MoF), issued a press release by which Indian companies cannot raise new capital abroad unless, the securities of the company are listed on a stock exchange in India. However, by virtue of notification issued by the MoF on October 21, 2014, the issuance of depository receipts has been taken out of the 1993 Scheme and is now regulated by the Depository Receipts Scheme, 2014. The 2014 Scheme allows Indian companies, whether listed or unlisted, to access the international capital markets using depository receipts. Such issuances can either be through a public offering of depository receipts or through a preferential allotment or qualified institutional placement. They can also either be sponsored by the issuer company or unsponsored such as when an existing shareholder sells its holding through the issue of depository receipts). These issuances are subject to the usual foreign investment regime, including in relation to sectoral caps as well as pricing.  Moreover, such issuances are permitted only to investors in certain specific jurisdictions as listed in the 2014 Scheme, which currently consists of a list of 34 countries. The earlier condition of mandatory listing in India is dispensed with.

However, in future we may be required by the Government of India to list on Indian stock exchange. We may not be able to comply with any timeline for listing and other standards imposed on us, and we are uncertain as to the consequences to us of any non-compliance. If we were to list our equity shares on an Indian stock exchange, we have to comply with changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the SEBI rules and regulations and stock exchange listing requirements which may create uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

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

Our business is highly regulated as per extant telecom policy of the Government of India (the “GOI”). Our ISP license issued in the year 1998 was valid for a term of 15 years.We have been issued new licenses under the Unified License dated June 2,2014 with a validity of 20 years. If we are unable to renew the licenses for any reason, we will not be able to carry on the said business beyond license term, which may adversely affect our business or results of operations

The GOI has right to revoke, terminate or suspend or take over entire operations for reasons such as national security or similar reasons without compensation to us. In view of increasing cyber threats and attacks, the GOI may require telecom licensees (including ISPs) at their costs to provide monitoring facility across its network, and facilities for capture and retention of data in terms of traffic flow, usage details, etc. This would result in significant increase in costs and possible lesser usage due to perceived invasion of privacy by customers.

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

Under such amendment, all services under the NLD/ILD license have been subjected to an increased license fee from the existing 6% to 7% from July 2012 to March 2013 and 8% from April 2013 onwards. In addition, the Government has also amended the ISP license and brought the same under such license fee of 7% from July 2012 till March 2013 and 8% from April 2013 onwards. Our present license for Unified License ISP issued on June 2, 2014 provides for payment of License fee on pure internet services also. The Company had approached Honourable High Court of Madras (Court) in 2013 by filing a writ petition prohibiting Department of Telecommunications (DOT) from levying license fee on non-licensed activities.

Such amendments to the license agreements will significantly impact the profitability of the Company by way of additional expense due to increased license fees.

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

The statutory corporate income tax rate in India was 30% during fiscal year 2014 and was subject to a 12% surcharge where the taxable total income exceeds ` 10 crore (5% where the taxable total income is less than ` 10 crores but greater than ` 1 crore), 2% education cess and 1% secondary and higher education cess, resulting in an effective tax rate of or 34.61%. We cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be implemented by the Government of India. We may be subject to tax claims by the Government of India against us in the future. Defending these claims would be expensive, time consuming and may divert our management's attention and resources from our operations.

Effective June 1, 2015, the service tax rate has been increased from 12.36% to 14%. Finance Act (No.2) 2014 also proposes to levy Swach Bharat Cess of 2% from a date to be notified in the future. There are multi-year contracts entered into with customers. Customers will not accept increase in service tax rate. Consequently the incremental costs will impact the profitability and cash flow of the company. There may be future increase in service tax rate that will impact our profitability and cash flows adversely.

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

Sify Technologies (Singapore) Pte. Ltd and Sify Technologies North America Corporation are our wholly owned subsidiaries. During the financial year 2014-15, wholly owned subsidiary, Pace Info Com Park Private Limited was merged with and into Sify Technologies Limited.

The address of our principal executive office is Tidel Park, 2nd Floor, 4, Rajiv Gandhi Salai, Taramani, Chennai 600 113 India, and our telephone number is 91-44-2254-0770, 91-44-2254-0770. Our agent for Investors Relations in the United States is Grayling Global, phone +1-646-284-9400, +1-646-284-9400. Our website address is www.corporate.sify.com and the information contained in our website does not constitute a part of this Annual Report.

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

From the time we launched our corporate services in 1997, we have continually upgraded our technology to provide data services to corporate clients. We were the first Internet service provider in India to make our entire network IP-based and subsequently Multi Protocol Label Switching (MPLS)-enabled, which permitted us to continue to grow our corporate customer base. As of March 31, 2015, we provide data connectivity services to over 5,000 corporate clients in industries ranging from information technology, manufacturing, banking and financial services industry, pharmaceuticals, retail distribution and the Government.

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

Following the transactions, Mr. Raju Vegesna of Infinity Capital was appointed as the Chairman of our Board of Directors. Mr. P. S. Raju was the second nominee of Infinity Capital to our Board of Directors.

On March 24, 2008, the Company entered into a Subscription Agreement with Infinity Satcom Universal Private Limited (Infinity Satcom Universal), a private limited Company in India which is controlled by Ananda Raju Vegesna and brother of Raju Vegesna, CEO, Chairman and Managing Director, for issuance of 12,817,000 Equity Shares of the Company with face value of ` 10/- per share at a premium of ` 165/-. It was approved by the Company’s shareholders at the Extraordinary General Meeting held on March 17, 2008.

On March 24, 2008, we received a sum of ` 112.14 million (comprising of ` 12.81 million towards face value and ` 99.33 million towards securities premium). Subsequently, Infinity Satcom Universal communicated to the Company that they would focus their attention on the business of Sify Communication Limited (erstwhile subsidiary) and hence shall not contribute the balance money towards the subscription of 12,817,000 Equity Shares on call. On August 29, 2008, the Board of Directors, forfeited the shares allotted and the application monies collected (` 112.14 million including sums towards capital and premium).

On October 30, 2010, we consummated the issuance and sale of 125,000,000 of our equity shares in a private placement to Raju Vegesna Infotech and Industries Private Limited, our promoter group, and an entity affiliated with our CEO, Managing Director and Chairman, Mr Raju Vegesna. See note 38 in the notes to the financial statements in this Annual Report.

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

Principal Capital Expenditures

In fiscal year 2015, 2014 and 2013, we spent ` 1,485 million (US$ 23.73 million), ` 930 million ` 1,661 million, on capital expenditures. As of March 31, 2015, we had contractual commitments of approximately ` 330 million (US $5 million) for capital expenditure towards the acquisition of property, plant and equipment. These commitments included approximately ` 255.04 million (US $ 4.08 million) in domestic purchases and ` 74.96 million (US $ 1.20 million) in imports and overseas commitments for products and spares. All our capital expenditures were financed out of cash generated from operations, equity infusion, finance leases and borrowings from banks.

Investment Strategy

In evaluating investment opportunities, we consider important factors, such as strategic fit, competitive advantage and financial benefit, through a formal net present value evaluation.

Sify Software Limited (formerly Sify Networks Private Limited)

In March 2004, we acquired E Alcatraz Consulting Private Limited, a Company engaged in the business of providing security services to corporate customers, for a consideration of ` 32.7 million.

During October 2009, Sify Technologies transferred eLearning, Software Development and other related businesses, which are non-telecom businesses, to the subsidiary Company for a consideration of ` 450 million, which was discharged by way of issue of 4.5 million ordinary shares in Sify Software Limited. Consequently, the name of E Alcatraz Consulting Private Limited was changed to Sify Software Limited in order to reflect the activities relating to Software Development business.

Due to continuous losses and the consequent erosion of the net worth, Sify Software Limited was merged with Sify Technologies Limited effective April 1, 2013.

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

Due to the decline in business travels on account of global economic environment, the company tested impairment for goodwill and intangibles, and recorded impairment charges of ` 1,857, ` 47,269 and ` 15,200 during the years 2010-11, 2009-10 and 2008-09 respectively.

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

Hermit Projects Private Limited and Pace Info Com Park Private Limited

In November 2011, we acquired Hermit Projects Private Limited (HERMIT) for the implementation of a state-of-art Data Centre Project at Noida, U.P, along with its wholly owned subsidiary Pace Info Com Park Private Limited (PACE), the original allottee of the land at Noida, U.P. for a consideration of ` 114 crores. As HERMIT was acquired only as a Special Purpose Vehicle for acquiring PACE, HERMIT merged with Sify Technologies Limited, the holding Company effective April 1, 2013.

Effective April 1, 2014, PACE is merged with the holding company, Sify Technologies Limited.

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

Sify Technologies North America Corporation

Sify Technologies North America Corporation was incorporated in the State of Delaware, USA on May 7, 2014 as a wholly owned Subsidiary of Sify Technologies Limited to pursue the overseas market for eLearning and International Managed Services in the US region.

Business Overview

We are among the largest integrated ICT Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 1300 cities and towns in India. This telecom network also connects 36 Data Centres across India including Sify’s 5 Tier III Data Centres across the cities of Chennai, Mumbai, Delhi and Bengaluru and customer data centres.

In late 2012, we reorganised our Business to enable scale, flexibility and the ability to cross pollinate our business across multiple verticals. The focus of the business shifted to Solutions and Services from a hitherto infrastructure focus. This, we call Sify 3.0.

Post the re- organization along service lines, a significant part of the our revenue is derived from Enterprise Services, comprising Telecom services, Data Centre services, Cloud and Managed services, Applications Integration services and Technology Integration services. Sify also provides services that cater to the burgeoning demands of the SMB community, much of it on its Cloud services platform.

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

Forecasting the explosive growth that the telecom market will see, we were the first in the country to offer an IPv6 ready network; a fact underscored by the Telecom policy of 2012. This network reaches around 1300 towns and cities and gives a prospect of more than 2565 points of presence.

The focus of the Telecom Services is on the following lines:-

▪	India Data Business – Addressing the Data Communication needs of Large and Emerging Enterprises in India across each of their distributed points of business. We do this by leveraging our network span across 1300 towns and cities.

▪	Global Network Business – Addressing the connectivity needs of Enterprises and Carriers to connect in and out of India. Our partnerships with multiple international carriers provides for a seamless integration into and out of the India network.

▪	Wholesale Voice – Addressing the ‘India termination’ and several other countries for Hubbing. Our cable landing station is our strategic investment to address this business need and currently facilitates three international cables servicing the Middle East and a majority of Europe. Investments into strategic global assets will continue to address the opportunity in-and-out India

b)	Data Centre services

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

Major focus is as follows:

•	Service Desks and Command Centers
•	Voice and Video Conferencing
•	Hosted Contact Centers
•	Unified Communication and Unified Access
•	Virtualization
•	Data Centre Build
•	Campus/LAN/Data Centre Networking
•	WAN Architectures
•	Enterprise and End Point Security

e)	Application Integration services

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

But the Cloud requires a viable eco-system to thrive. An eco-system that we have been steadily building for two decades for our clients. We have strategized these offerings in the form of Sify 3.0, Sify’s third phase of growth. The focus shifted from Capex intensive infrastructure to offering our Solutions and Services as much as on pay per use model.. In order to achieve our Sify 3.0 objective and market orientation, we have restructured ourselves into five business lines of Telecom Services, Data Centre services, Cloud and Managed Services, Technology Integration services and Application Integration Services.

Sify Business Model

Drawing from the Company’s Vision statement, we endeavor to provide the entire eco-system of ICT services. In doing so, we have to accede to the demands of both the traditional Telecom and IT services markets.

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

We do this by leveraging our state-of-the art last mile wireless connectivity and the dense spread of network. Enterprise customers who seek to utilise the network have the choice of being connected to the DC of their choice or any one of our Tier III Data Centres. Today, this multi-mode, multi-mesh network connects 36 of India’s DCs; a fact that endorses the quality of our offering and our network presence

Our network, reaches 1300 cities and towns with approximately 2565 Points of Presence. The completion of the flagship project for India Posts will take this penetration to an estimated 70,000 links thus making us the largest MPLS network in India.

b)	Data Centre services.

Right from our first Data Centre at Vashi, Mumbai in 2000, we have invested in the top of the line technologies across all our networks with every new data centre taking the game forward. The Sify SDA (Sify Data Centre Architecture) 4.0 is an IP that has found acceptance in the several Data Centres that we have built for our customers.

These DCs also offer a multitude of Value Added services over the traditional notion of basic collocation and Opex driven storage solutions. At over 2.0 Lakhs square feet coverage today including the new Data Centres, we are among the largest to offer Data Centre space in the market.

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

In order to offer the best-of-breed services, we chose to tie up with the leaders in the business like HP and VMware. Our hosting services are also SAP Gold certified giving the much needed SLAs to our customers about the level of our offerings.

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

This business is also responsible for Sify being part of the biggest deals in ground-up technology refreshes for some of India’s biggest private and Government clients.

e)	Application Integration services

As with every industry major who chose to offer IT and managed services, Applications were also demanded by several of our clients. While we chose not to be a core Software player, we do enable the integration of multiple technologies and platforms and the cross breeding of existing ones.

This way, the clients can slowly transition the maturity cycle with their existing application before switching over to newer ones. That said on our services, some of our home grown applications, like Forum and iTest have found favor with a large number of our clientele.

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

•              Cover more of the country with our network, increase the bandwidth support and drive more customer usage. Our network is based on Internet Protocol, or IP, and we are the first Indian service provider to have made our network Multi-Protocol Label Switching (MPLS) compliant. We are also the first IPv6 ready network having laid it down as early as 2000. In the fiscal year 2013-14, we implemented the proprietary CloudCover to connect Data Centres across India with a multi-mode, multi-mesh network. This builds redundancy at multiple levels across the network. This network connects 36 of India’s Data Centres including 5 of our own. To ensure undisrupted high quality service and to achieve cost efficiencies, we have invested in an undersea cable consortium. The capacity went live during the Q1 of 2012-13. We have further increased the capacity during the fiscal 2015. We have also leased intercity links from multiple suppliers including BSNL, Bharti, TATA, Railtel and Power Grid Corporation, such that each one of our nodes is accessible from at least two other nodes, if not by two long distance operators. We believe that as the size and capacity of our network infrastructure grows, its structure and national coverage will create economies of scale. Being vendor neutral, we are able to procure bandwidth in a cost effective manner.

•              Increase penetration in our existing markets by expanding awareness of the “Sify” brand name to capitalize on our first mover advantage in India. Over time, Sify as a brand has expanded its offerings from the retail broadband segment to the Enterprise buyer in India. But as with every brand’s birth, our first offerings gave us the identity as India’s most aggressive internet player. We built on those strengths and with time, have built a complete ecosystem of Enterprise offerings.

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

Service Offerings

Telecom Service: These primarily consist of network service which addresses the domestic connectivity needs of Indian enterprises and international inward and outward connectivity needs of International Enterprises. We do this by leveraging our national Tier 1 IPv6 network infrastructure. The services include a comprehensive range of Internet protocol based Virtual Private Network, offerings, including intranets, extranets and remote access applications to both small and large corporate customers. There is a strong focus on industry verticals such as IT/ITES (IT enabled services), banking and financial services industry (BFSI), Government, manufacturing, pharmaceutical and FMCG. We were one of the first service providers in India to provide MPLS-enabled IPVPN’s on our entire network. We have entered into a strategic partnership with leading Telcos for providing last mile connectivity to customers. Our entire network is MPLS enabled with built in redundancy with world class design and service standards.

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

Cloud and Managed Services. Our on-demand hosting (cloud) services offers end-customers with the best in class solutions to Enterprises. We have joined the global program of two world majors and offer their suite of on-demand cloud services giving them the option to “rent” software licenses on a monthly “pay as you go” basis. This model is aimed at helping Indian companies, both large and small, to safely tap computing capacity inside and outside their firewalls to help ensure quality of service for any application they want to run..

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

Application Integration services: Our range of web-applications include sales force automation, supply chain management, intranet and extranets, workflow engine and knowledge management systems.

Our Application Integration services operates two of India’s biggest online portals, www.sify.com and www.samachar.com, that function as principal entry points and gateway for accessing the Internet by providing useful web-related services and links. We also offer related content sites specifically tailored to Indian interests worldwide.

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

Corporate Customers

Our base of corporate customers spread across information technology enabled services (ITES), banking financial services and Insurance (BFSI), publishing, retail, pharmaceuticals and manufacturing. The reorganization of our business has helped us expand our customer base to over 5,000 customers to date. This is not inclusive of customers who have brought piece-meal services from us. A good number of these customers have matured from our initial set of offerings like Network and Data centre services. With the launch of our cable landing station, we are able to cater to international carriers as well as domestic voice and data players. Our alliance with world leaders across our other services is giving us the opportunity to extend our services to customers of our alliance partners.

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

Sales and Marketing

From a business standpoint, we have 5 different lines of business. But on the sales front, the entire team is trained to upsell and cross sell across the entire bandwidth of services. We believe this is essential and imperative given the space for bundling of our services. The 344 person Sales team caters to the demand of Enterprises and the growing SMB market.

Technology and Network Infrastructure

Geographic coverage: Our network today reaches more than 1300 towns and cities and between them have approximately 55,000 links. This network is completely owned giving us complete control on the technology, traffic and speed over them. These points of presence, or primary nodes, reside at the core of a larger Internet protocol network with a Star and meshed topology architecture thereby building in redundancy at every point and translating into minimum or no downtime for customers. Today we offer the following services to our Enterprise and consumer customers using our network.

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

Our Chennai facility houses our central network servers as well as our network staff who monitors network traffic, service quality and equipment at all our points of presence, or POPs, to ensure a reliable Internet service. We have POPs in over 1,300 towns/cities across India. Most of our POPs are staffed 24-hours-a-day, seven-days-a-week. Our POPs average approximately 750 square feet at each location. We have backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability. Our property, plant and equipment are pledged towards obtaining loans / working capital facilities from banks.

The Company had entered into a contract with Emirates Integrated Telecom (“the Emirates”) for the construction and supply of undersea cable capacity from the Europe India Gateway (EIG). The Capacity went live during fiscal 2013 and was upgraded during fiscal 2015. This enables significant capacity on ground leading to ability to service larger customers.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Sify is among the largest integrated ICT Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common data network infrastructure reaching more than 1300 cities and towns in India. This telecom network today connects 36 client Data Centres across India, including Sify’s own 5 Tier III Data Centres across the cities of Chennai, Mumbai, Delhi and Bengaluru.

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

The company has an expanding base of Managed Services customers, both in India and overseas, and is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services. Sify develops applications and offers services to improve business efficiencies of its current and prospective client bases. Sify also offers services in the specialized domains of eLearning, both in India and globally. The business also operates two of the most popular internet portals in India, Sify.com and Samachar.com.

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

Data Centre Services: We operate 5 Tier III Data Centres of which two are located in Mumbai (Bombay) and one each at Noida (Delhi), Chennai (Madras) and Bengaluru, which are designed to act as reliable, secure and scalable facilities to host mission-critical applications. We offer co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks or hire complete racks, and even rent ‘secure cages’ at the hosting facility as per their application requirements. We also offer a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration and network configuration.

Cloud and Managed Services: Our on-demand hosting (cloud) services offers end-customers with the best in class solutions to Enterprises. We have joined the global program of two world majors and offer their suite of on-demand cloud services giving them the option to “rent” software licenses on a monthly “pay as you go” basis. This model is aimed at helping Indian companies, both large and small, to safely tap computing capacity inside and outside their firewalls to help ensure quality of service for any application they want to run..

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

Application Integration service: Our range of web-applications includes sales force automation, supply chain management, intranet and extranets, workflow engine and knowledge management systems.

Our Application Integration services operates two of India’s biggest online portals, www.sify.com and www.samachar.com, that function as principal entry points and gateway for accessing the Internet by providing useful web-related services and links. We also offer related content sites specifically tailored to Indian interests worldwide.

Sify.com provides a gateway to the Internet by offering communication and search tools such as email, chat, travel, online portfolio management and channels for personal finance, astrology, lifestyle, shopping, movies, sports and news.

We offer value-added services to organizations such as website design, development, content management, Online assessment tools, search engine optimization, including domain name management, secure socket layer (SSL) certificate for websites, and server space in required operating system and database. We provide state of the art messaging and collaboration services and solutions such as e-mail servers, LAN mail solutions, anti-spam appliances, bulk mail services, instant messaging, and also offer solutions and services to enable data and access security over the Internet. We also provide infrastructure-based services on demand, including on-line testing engine and network management. On-line testing services include test management software, required servers and proctored examination facilities at Sify’s franchisee points. On-line exam engine offered allows a secure and flexible way of conducting examinations involving a wide range of question patterns.

There are numerous risks and challenges affecting the business. These risks and challenges are discussed in detail in the section entitled 'Risk Factors' and elsewhere in this Annual Report.

Revenues

Telecom Services

These primarily include revenue from connectivity services, NLD/ILD services and to a lesser extent, revenues from the installation of the connectivity link. In certain cases, these elements are sold as a package consisting of all or some of the elements. We sell hardware and software purchased from third party vendors to our high value corporate clients. Our connectivity services include IPVPN services, Internet connectivity and last mile connectivity (predominantly through wireless). We provide these services for a fixed period of time at a fixed rate regardless of usage, with the rate for the services determined based on the type of service and capacity provided, scope of the engagement and the Service Level Agreement, or SLA. We provide NLD (National Long Distance) and ILD (International Long Distance) services and carry voice traffic for Inter-connect Operators. Revenue is recognized based upon metered call units of voice traffic terminated on our network.

Data Centre services

Revenue from Data Centre services includes revenue from co-location of space, racks and caged racks and on usage of power from large contracts. The contracts are mainly fixed rate for a period of time based on the space or the racks used and usage revenue is based on consumption of power on large contracts.

Cloud and Managed Services

Revenue from Cloud and Managed services, are primarily from “Cloud and on demand storage”, “Domestic managed services and “ International managed services”. Contracts from Cloud and on demand storage, are primarily fixed and for a period of time. Revenues from Domestic and International managed services, comprises of value added services, operations and maintenance of projects and from remote infrastructure management. Contracts from this segment are fixed and could also be based on T&M.

Technology Integration Service (TIS)

Revenues from TIS comprises of DC build services, Security services and from sale of Digital certificates. Contracts under TIS are based on completion of projects and could also be based on T & M.

Application Integration Services

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

Data Centre Services

Cost of goods sold and services rendered for the Data Centre services consists of cost of electrical power consumed, cost of rental servers offered to customers and cost of licences used to provide services.

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

Application Integration Services

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

Deferred tax arising on investments in subsidiaries and associates is recognized except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax arising on the temporary differences arising out of undistributed earnings of the equity method accounted investee is recorded based on the management's intention. If the intention is to realize the undistributed earnings through sale, deferred tax is measured at the capital gains tax rates that are expected to be applied to temporary differences when they reverse. However, when the intention is to realize the undistributed earnings through dividend, the Group’s share of the income and expenses of the equity method accounted investee is recorded in the statement of income, after considering any taxes on dividend payable by the equity method accounted investee and no deferred tax is set up in the Group's books as the tax liability is not with the group.

Stock compensation expense

A total of 25 million equity shares are reserved for issuance under our Associate Stock Option Plans (ASOPs). Our ASOP 2014 was adopted at the Eighteenth Annual General Meeting held on July 28, 2014. As of March 31, 2015, we had an aggregate outstanding of 5.87 million options under our ASOP with a weighted average exercise price equal to approximately ` 79.10 ($1.26) per equity share. Unamortized stock compensation expense as of March 31, 2015 on these options is ` 79.54 million ($ 1.27 million)

Results of Operations

The following table sets forth certain financial information as a percentage of revenues:

	Fiscal
	2015	2014	2013
	%	%	%
Revenues	100	100	100
Cost of goods sold and services rendered	(60.07)	(58.67)	(62.32)
Other income/(expense)	0.72	0.89	0.59
Selling, general and administrative expenses	(24.35)	(26.19)	(28.60)
Depreciation and amortization expenses	(9.89)	(10.53)	(9.90)
Profit /(loss) from operating activities	6.42	5.50	(0.23)
Finance income	0.48	1.15	0.86
Finance expenses	(3.98)	(3.61)	(3.04)
Net finance income/(Loss)	(3.51)	(2.46)	(2.17)
Profit on sale of equity accounted investee	-	-	7.67
Profit before tax	2.92	3.04	5.26
Income tax (expense)/ benefit	0	-	-
Net profit/(loss) for the year	2.92	3.04	5.26

Results of year ended March 31, 2015 compared to year ended March 31, 2014

Revenues

The growth in our revenues in fiscal 2015 from fiscal 2014 is given below

	2014 – 15	2013-14	Increase/ (decrease)	% Change

Revenues	12,865	10,460	2405	23%

Year 2014-15 had a 23% growth with an increase in revenues of `2,405 million ($38.4 million) contributed largely by Telecom Services with a revenue growth of `1,586 million ($25.3 million), and Technology Integration services with `624 million ($10 million).

The revenue by operating segments is as follows:

	Revenue		Percentage of revenue		Growth %
	2014-15	2013-14	2014-15	2013-14
Telecom Services	8,461	6,875	66%	65%	23%
Data Centre Services	1,276	1,223	10%	12%	4%
Cloud and Managed Services	622	515	5%	5%	21%
Technology Integration Services	1,467	843	11%	8%	74%
Application Integration Services	1,039	1,004	8%	10%	3%
Total	12,865	10,460

Revenue from Telecom Service increased by `1,586 million ($25.3 million) primarily due to (i) an increase in revenue of `653 million ($10.4 million) from Connectivity Services, contributed by an increase in number of links by 8,704 with existing and new customer engagements, (ii) 632 million ($10.0 million) revenue on account of large network integration project and (ii) an increase in revenue of ` 301 million ($4.8 million) in Voice Services, which is on account of an increase of `311 million ($4.97 million) from ILD business, contributed by volume increase of 1,266 million minutes, partially offset by reduction of `10 million ($1.59 million) from VoIP services

Revenue from Data Centre Services increased marginally by `53 million ($0.8 million) due to increase in recovery rates.

Revenue from Cloud and Managed Services increased by `107 million ($1.7 million), primarily on account of an increase of `97 million ($1.5 million) from cloud based offerings on account of new customer engagements and increase in Infrastructure management services by `10 million ($0.2 million) due to increase in customer engagements.

Revenue from Technology Integration Services increased by `624 million ($10 million), on account of increase in revenues from large network integration and DC build contracts by `377 million ($6 million) and increase in revenue of `247 million ($4 million) from digital certification and Security Business.

Revenue from Application Integration Services increased by `35 million ($0.6 million). The increase is primarily attributable to increase in (i) Application services by `129 million $(2.1 million), which is on account of an increase in revenue by `102 million ($1.6 million) from SAP and App-led SI and an increase of `27 million ($0.4 million) on account of Online Assessment Services, which is offset by decrease of (i) e Learning business decrease by `67 million ($1.07 million) on account of decrease in customer engagements and (ii) Portals business by `27 million ($0.43 million) on account of decrease in customer engagements.

Other income

The change in other income is as follows:

	2014 -15	2013-14	Increase/ (decrease)	% Change
Other income	92	93	(1)

Rental income has marginally increased by `1 Million ($0.02 million) and ` 76 million ($1.2 million) increase towards reimbursement of investor related expenses pursuant to our ADS program, which was offset by decrease in write back of provisions and liabilities no longer required.

Cost of goods sold and services rendered (COGS)

Our cost of goods sold and services rendered in each of the business segment is set forth in the following table:

	2014-15	2013-14	Increase/ (decrease)	% change
Telecom Services	5,055	4,034	1,021	25%
Data Centre Services	729	627	102	16%
Cloud and Managed Services	223	222	1
Technology Integration Services	1,136	709	427	60%
Application Integration Services	584	545	39	7%
Total	7,727	6,137	1,590	26%

The cost of goods sold has increased by 26% on overall basis and the movement in COGS by nature of expense is explained in detail below:

	2014-15	2013-14	Increase/ (decrease)	% change
Network Costs	4,124	3,392	732	22%
Revenue share	409	317	92	29%
Cost of goods sold	1,325	804	521	65%
- Sale of products	740	493	247	50%
- Integration services	585	311	274	88%
Direct Resources costs	714	674	40	6%
Power costs	644	591	53	9%
Other direct costs	511	359	152	42%
Total	7,727	6,137	1,590	26%

Network cost comprises cost of Bandwidth leased out from TELCOS, Inter connect charges and IP termination costs payable to carriers. Increase in Network costs of `732 million ($12 million) is due to (i) `143 million ($2.3 million) increase in Bandwidth costs incurred on account of capacity upgrades and newer links and (ii) `589 million ($9.4 million) of Inter connect charges due to the increase of 1,266 million minutes in the volume of International Long distance.

Revenue share cost comprises revenue share payable to DOT on licensed services. Increase in revenue share is on account of increase of `92 million ($1.5 million) in the revenue share payable to DOT on account of increase in licensed Revenues.

Cost of Goods sold consists of cost of Hardware and Software including projects of Technology Integration business.  Cost of Hardware and Software sold increased by `247 million ($3.95 million) on account of increase in sale of digital signatures and `295 million ($4.71 million) on account of increase in projects in Technology Integration business.

Direct Resource costs comprises the cost of resources deployed on the Network Infrastructure Delivery (Part of Telecom service), and resources involved in delivery of applications integration services, cost of billable resources of e Learning (Part of Application Integration services) and Infrastructure Managed services (Part of Cloud and Managed Services). Increase in resources costs of `40 million ($0.6 million) is primarily on account of increase of (i) `4 million ($0.06 million) in resource cost of Managed services Delivery (Part of Cloud and Managed services), (ii) `49 million ($0.78 million) increase in delivery telecom services on account of increase in number of employees and on account of rightsizing of Application Integration Services by `9 million ($0.14 million) and Technology Integration Services by `4 million ($0.05 million).

Power cost comprises electricity charges incurred for our Data Centre operations. Power cost increased by `53 million ($0.85 million) due to full operation of Noida DC also increase in consumption in existing Datacenters and increased power tariff.

Other direct costs, comprises Link implementation and maintenance charges pertaining to Telecom services, direct cost of Applications Integration services business, digital certificate platform, content costs and subject matter experts for international businesses. The increase in other direct costs of `131 million ($2.10 million) is primarily on account of increase of (i) `128 million ($2.05 million) in application integrations services on account of operating cost of online assessment and cost of delivering large projects (ii) `13 million ($0.21 million) on account of operating costs of cloud and managed services and.(iii) decrease of `10 million ($0.16 million) on account of lower link maintenance charges.

Selling, General and Administrative expenses

Selling, General and Administrative expenses of the Company by nature of expenses are set forth as follows:

	2014-15	2013-14	Change	% change
Operating costs	869	827	42	5%
Selling and Marketing Expenses	103	114	-11	-10%
Associate Expenses	974	758	216	28%
Other Indirect expenses	922	828	94	11%
Allowance for doubtful receivables	261	208	53	25%
Forex (Gain )/ Loss	3	5	-2	-90%
Total	3,132	2,740	392	14%

Operating cost includes Rental, Repairs and Maintenance charges of our network operating centers, base stations and other co-location sites including the rent and maintenance for our Data Centres. Operating costs increased by `42 million ($0.67 million) primarily on account of rent, repairs and maintenance and network operating cost which is due to increase in number of links and operating locations.

Selling and Marketing expenses consist of, selling commission payable to sales partners, incentive to salesmen and, marketing and promotion costs. Selling and Marketing expenses is lower on account of lower marketing spend.

Associate expenses, consists of cost of the employees who are part of the Sales and marketing, Business development, General management and support services. Associate expense increased by `216 million ($3.45 million) between two periods due to increase in headcount.

Other Indirect expense consists of, rental and electricity cost of office, travel cost, legal charges, professional charges, communication and others.

Allowance for doubtful receivables consists of the charge on account of the provisions created during the year against doubtful debtors. Allowance for doubtful receivables increased by `53 million ($0.85 million) between two periods.

Depreciation and amortization

Depreciation and amortization is set forth in the table below:

	2014 -15	2013-14	Increase/ (Decrease)	% Change
Depreciation and amortization	1,272	1,101	171	16%
As a percentage of carrying value	19.43%	20.75%

As the business is continuing to expand, the amount of depreciation is increasing on account of constructing and deploying new facilities by the Company. Increase in depreciation is on account of leased assets taken for customer specific contracts by ` 255 million ($4 million) during the fiscal 2015.

Profit/loss from operating activities

	2014 -15	2013-14	Increase/ (Decrease)	% Change
Operating profit/(loss)	826	576	250	43%
As a percentage of revenue	6.42%	5.51%

The increase in operating profit is primarily contributed by the decrease in selling general and administrative expenses as a percentage of revenue. The percentage of selling general and administrative expenses on revenue for the fiscal 2015 is 24% as against 26% during the fiscal 2014. Also depreciation as a percentage of revenue has decreased by 0.64% .

Finance income/expense

	2014 -15	2013-14	Increase/ (Decrease)	% Change
Finance Income	61	120	(59)	(49)%
Finance expense	(512)	(377)	135	36%
Net Finance income/expense	(450)	(257)	193	75%

Finance income: The finance income primarily consists of interest received from bank deposits of `32 million ($0.51 million), interest received on IT refund `5 million ($0.08 million) and interest income on other deposits of `12 million ($0.19 million). The interest received from bank decreased by `30 million ($0.48 Million) from last year, interest on income tax refund decreased by `35 million ($0.56 million) since fiscal 2014 had additional income tax refunds relating to earlier years and interest income on other deposits increased by `2 million ($0.03 million) on account of unwinding of fair valuation of deposits made.

Finance expense: The finance expense primarily consists of `158 million ($2.5 million) of interest expense on leases, `68 million ($1.0 million) of interest paid on term loans, `111 million ($1.7 million) of interest paid on fund based working capital facilities from banks, ` 75 million ($1.2 million) interest paid to other financial institutions and `100 million ($1.60 million) of other borrowing costs paid in respect of utilization of non fund facilities from the banks and other processing charges. The company has raised a new term loan during the year of `225 million ($3.6 million) and hence, the interest on term loans has increased by ` 7 million ($0.1 million) over fiscal 2014. The interest on other borrowings increased by `48 million ($0.77 million) and the interest expense on leases increased by ` 68 million ($1.09 million) over fiscal 2014. The increase in borrowings from other financial institutions is primarily to fund our commitments relating to one of our large customer specific contract.

Net Profit

	2014-15	2013-14	Increase/ (Decrease)	% Change
Net Profit	375	318	57	18%
As a percentage of revenue	2.91%	3.04%

The increase in the net profit during the year 2014-15 was attributable to increase in revenue. However, due to higher finance costs, net profit has declined as a % of revenue. There has been higher pressure on margins due to price reductions and competition in the market.

Results of year ended March 31, 2014 compared to year ended March 31, 2013

Revenues

The growth in our revenues in fiscal 2014 from fiscal 2013 is given below

	2013 - 14	2012-13	Increase/ (decrease)	% Change

Revenues	10,460	8,570	1,890	22%

We have changed the operating segments of the company from (i) Enterprise Services and (ii) Software Services to Five business units structure namely:(i) Telecom Services (ii) Data Centre Services (iii) Cloud and Managed Services (iv) Technology Integration Services and (v) Application Integration Services. Consequently we have done the analysis in this section based on the revised operating segments. (Refer Segment Note 32)

Year 2013-14 had a 22% growth with an increase in revenues of ` 1,890 million ($31.4 million) contributed largely by Telecom Services with a revenue growth of `1,537 million ($25.5 million) and Application Integration Services `303 million ($5 million).

The revenue by operating segments is as follows:

	Revenue		Percentage of revenue		Growth %
	2013-14	2012-13	2013-14	2012-13
Telecom Services	6,875	5,338	65%	63%	29%
Data Centre Services	1,223	1,236	12%	14%	(1)%
Cloud and Managed Services	515	510	5%	6%	1%
Technology Integration Services	843	785	8%	9%	8%
Application Integration Services	1,004	701	10%	8%	43%
Total	10,460	8,570

Revenue from Telecom Service has increased by ` 1,537 million ($25.50 million) primarily due to (i) an increase in revenue of ` 820 million ($13.6 million) in Voice Services, which is on account of an increase of `828 million from ILD business, contributed by volume increase of 1276 million minutes, partially offset by reduction of `8 million ($ 0.1 million) from VoIP services, and (ii) an increase in revenue of `717 million ($11.90 million) from Connectivity Services, contributed by an increase in number of links and customer engagements.

Revenue from Data Centre Services has marginally decreased by `13 million ($0.2 million), due to reduction in usage revenues.

Revenue from Cloud and Managed Services has increased marginally by `5 million ($0.1 million), primarily on account of an increase of ` 67 million ($1.11 million) cloud based offerings on account of new customer engagements and partially offset by a reduction in Infrastructure management services by `62 million ($1.04 million) due to reduction in customer engagements.

Revenue from Technology Integration Services has increased by ` 58 million ($1 million), on account of increase in revenues from large contracts by `107 million ($1.8 million), which was offset by a decrease in revenue of `49 million ($ .8 million) from digital certification and Security Business.

Revenue from Applications Integration Services has increased by `303 million ($5 million). The increase is primarily attributable to increase in (i) Application services by ` 202 million, which is on account of an increase in revenue by `70 million from Online Assessment Services, ` 84 million from license based opportunities and `41 million from a large government project on Applications integration (ii) e Learning business increase by ` 84 million on account of new customer engagements and (iii) Portals business by `17 million, on account of new engagements.

The company is expected to benefit from the ongoing Data Centre projects, undersea cable capacity, cable landing station and the large Government project that is being rolled out.

Other income

The change in other income is as follows:

	2013 -14	2012-13	Increase/ (decrease)	% Change
Other income	93	50	43	86

The other income for the fiscal year 2014 consists of ` 56.60 million ($ 0.94 million) of write back of liabilities no longer payable, ` 19 million ($ 0.3 million) of rental income , ` 11 million ($ 0.2 million) towards reimbursement of investor related expenses pursuant to our ADS program and the balance income from sale of scrap The increase of 86% is on account of write back of liabilities no longer required which is partially offset by the reduction in rental income by ` 4.28 million ($ 0.1 million) and all other incomes remaining at same level.

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

* Power costs has been reclassified as a separate line item as part of “Cost of goods sold and services rendered” against the previous period classification under “Operating Expenses” as part of “Selling, general and administrative expenses”

Network cost comprises of cost of Bandwidth leased out from TELCOS, Inter connect charges and IP termination costs payable to carriers. Increase in Network costs of ` 689 million ($ 11.46 million) is due to (i) ` 292 million increase in Bandwidth costs incurred on account of capacity upgrades and newer links and (ii) ` 397 Million of Inter connect charges due to the increase of 1276 million minutes in the volume of International Long distance.

Revenue share cost comprises of (i) Revenue share payable to DOT on licensed services and (ii) Revenue share payable to retail franchisees. Increase in Revenue share is on account of (i) Increase of ` 167 Million in the Revenue share payable to DOT on account of increase in licensed Revenues and (ii) increase of revenue share percentage of 1% from 7% to 8% effective April 1 , 2013. This was partially offset by reduction of ` 30 Million in the revenue share payable to retail franchisees.

Cost of Goods sold consists of cost of Hardware and Software including adjustment of stock value for Net realizable value.  The cost of Cost of Hardware and Software sold is linear on account of engagements remaining at same level.

Direct Resource costs comprise of the cost of resources deployed on the Network Infrastructure Delivery (Part of Telecom service), and resources involved in delivery of applications integration services, cost of billable resources of e Learning (Part of Applications Integration services) and Infrastructure Managed services (Part of Cloud and Managed Services). Decrease of resources costs of ` 188 million is primarily on account of reduction of (i) ` 133 million from resource cost of delivery of applications integration services and cost of billable resources of e learning and (ii) ` 60 million in resource cost of Network Infrastructure Delivery (Part of Telecom services). The reduction in direct resource costs is on account of right sizing of resources and reduction in number of employees.

Power cost comprises of electricity charges incurred for our Data Centre operations. Power cost remained at same level due to operating efficiencies and alternate sourcing, despite increase in per unit tariff rate.

Other direct costs, comprises of Link implementation and maintenance charges pertaining to Telecom services, direct cost of Applications Integration services business, digital certificate platform, content costs and subject matter experts for international businesses. The increase in other direct costs of ` 139 million is primarily on account of increase of (i) ` 18 million in Link implementation and maintenance charges (ii) ` 40 million on account of operating costs of cloud and managed services and (iii) ` 92 million in application integrations services on account of operating cost of online assessment and cost of delivering large projects.

Selling, General and Administrative expenses

Selling, General and Administrative expenses of the Company by nature of expenses are set forth as follows:

	2013-14	2012-13	Change	% change
Operating costs	827	599	228	38%
Selling and Marketing Expenses	114	115	(1)	(1)%
Associate Expenses	758	763	(5)	(.06)%
Other Indirect expenses	828	781	47	6.02%
Allowance for doubtful receivables	208	211	(3)	(1)%
Forex (Gain )/ Loss	5	(18)	23	128%
Total	2,740	2,451	289	11%

Operating cost includes Rental, Repairs and Maintenance charges of our network operating centers, base stations and other co-location sites including the rent and maintenance for our Data Centres. Operating costs increased by ` 228 million ($3.79 million) primarily on account of rent, repairs and maintenance and network operating cost which is due to increase in number of links and operating locations.

Selling and Marketing costs consist of, selling commission payable to sales partners, incentive to salesmen and, marketing and promotion costs. Selling & Marketing costs remained at the same level.

Associate expenses, consists of cost of the employees who are part of the Sales and marketing, Business development, General management and support services. Associate expense has decreased by ` 5 million ($ 0.08 million) between two periods on account of optimization of resources and higher attrition rate during the period.

Other Indirect expense consists of, rental and electricity cost of office, travel cost, Legal charges, professional charges, communication and others.

Allowance for doubtful receivables consists of the charge on account of the provisions created during the year against doubtful debtors. Allowance for doubtful receivables marginally decreased by ` 3 million ( $ 0.05 million) between two periods.

Foreign exchange gain or (loss)

A significant portion of the foreign exchange differences arise on account of the USD movement as around 80% of our export revenues are denominated in dollars. The dollar rates have fluctuated in the range of `53.74 to ` 68.36 during the year 2013-14. There has been exchange gain at times of dollar appreciation from trade receivables which is offset by loss in our dollar denominated working capital borrowing and to some extent by trade payables.

Depreciation and amortization

Depreciation and amortization is set forth in the table below:

	2013 -14	2012-13	Increase/ (Decrease)	% Change
Depreciation and amortization	1,101	848	253	30%
As a percentage of carrying value	20.75%	27%

As the business is continuing to expand, the amount of depreciation is increasing on account of constructing and deploying new facilities by the Company. The Data Centre facility at Noida are each capitalized during the year which has contributed to an increase in depreciation of ` 135.90 million. There were also networking assets capitalized during the year for our connectivity business which has increased the depreciation by ` 77.40 million. Apart from depreciation, the amortization on leased assets taken for customer specific contracts has increased by ` 42.50 million during the fiscal 2014.

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

Finance income/expense

	2013 -14	2012-13	Increase/ (Decrease)	% Change
Finance Income	120	74	46	62%
Finance expense	(377)	(260)	117	45%
Net Finance income/expense	(257)	(186)	71	39%

Finance income: There has been a capital infusion by promoters during the year which has helped the company to some extent in funding expansion and also to take advantage of the investment of surplus available. The company has also received income tax refunds during the year the interest portion of which has contributed to the increase in finance income. The finance income primarily consists of interest received from bank deposits of ` 61.9 million , interest received on IT refund ` 40.4 million and interest income on other deposits of `17.7 million. The interest received from bank has increased by ` 38.1 million from the last year and interest on income tax refund was received only during the current year.

Finance expense: The finance expense primarily consists of ` 90.9 million of interest expense on leases, ` 61.3 million of interest paid on term loans, ` 80.19 million of interest paid on fund based working capital facilities from banks, `57.64 million interest paid to other financial institutions and `86.82 million of other borrowing costs paid in respect of utilization of non fund facilities from the banks and other processing charges. The company has raised a new term loan during the year of ` 225 million and hence, the interest on term loans has increased by ` 42.7 million over fiscal 2013. The interest on other borrowings has increased by ` 22.7 million and the interest expense on leases has increased by ` 70.1 over fiscal 2013. The increase in borrowings from other financial institutions is primarily to fund our commitments relating to one of our large customer specific contract.

Net Profit

	2013-14	2012-13	Increase/ (Decrease)	% Change
Net Profit	318	452	(134)	(30%)
As a percentage of revenue	3.04%	5.27%

The increase in the net profit during the year 2012-13 was attributable to one-time gain of ` 658 million on account of sale of stake in equity accounted investee. There has been an increase in operating margins during the current year contributing to an increase in operating profit.

Foreign Exchange Fluctuations and Forwards

We enter into foreign exchange derivative contracts to mitigate the risk of changes in foreign exchange rates on cash flows denominated in U.S. dollars. We enter into forward contracts and cross currency swaps where the counter party is a bank. Forward contracts generally mature between one to six months and Swap contracts cover a period of 5-6 years. These contracts do not qualify for hedge accounting under IFRS. These contracts are marked to market as at the balance sheet date and recognized in the consolidated income statement.

Liquidity and capital resources

We have financed our operations largely through cash generated from operations, equity issuance and bank borrowings. Our liquidity requirements are for meeting working capital needs and capital expenditure required to upgrade and maintain our existing infrastructure.

The following table summarises our cash flows for periods presented:

	2015	2014	2013	2015
	` In million	` In million	` in million	US $ in million
Net cash from / (used in) operating activities	1,557	968	463	25
Net cash from / (used in) investing activities	(867)	(807)	(213)	(14)
Net cash from / (used in) financing activities	(598)	115	11	(10)
Effect of exchange rate changes on cash and cash equivalents	(4)	-	-	-
Net increase / (decrease) in cash and cash equivalents	92	276	261	1

As of March 31, 2015, 2014 and 2013 we had working capital of ` 1,033 million, ` 1,110 million, ` 755 million which includes cash and cash equivalents of ` 720 million, ` 633 million, ` 356 million. Our working capital net of cash and cash equivalents is ` 313 million, ` 477 million, ` 399 million as of March 31, 2015, 2014 and 2013. We believe that cash from operations, existing lines of credit and capital availability from promotor group, we have sufficient resources to meet our liquidity requirements.

Our short term borrowings to finance working capital requirements are primarily financed by cash credit facilities with banks. Borrowings for capital expenditures are financed through capital leases and long term loans. We have foreign currency demand loans and cross currency swap for our term loan in Indian Rupee, which carry lower interest rates compared to loans to but are subject to exchange fluctuations, due to which there could be an adverse impact on cash outflows.

On October 22 2010, the company entered into a subscription agreement with Mr Ananda Raju Vegesna, acting as representative (the “Representative”) of the purchasers in connection with the offering. Pursuant to the terms of this subscription agreement, the company issued and allotted 125,000,000 equity shares to an entity affiliated and controlled by Mr. Raju Vegesna, our Chairman and Managing Director. In accordance with Indian law, the purchase price is to be paid at such time as determined by Board of Directors of the company. During the fiscal year 2014, the Company has received an aggregate of ` 300 million, in connection with this private placement, resulting in an aggregate of ` 2,800 million received till date. Although all 125,000,000 shares are deemed issued and outstanding, the unpaid portion of the equity shares issued pursuant to the subscription agreement do not have any voting rights and are not entitled to dividends, if declared. As of the date of this Annual Report, Mr. Vegesna has paid for 70% of the shares of the subscription. The balance of the proceeds from the allotment of the equity shares to our promoter group, or ` 1,200 million, will take place in tranches as per the amended subscription agreement and the Board of Directors assessment from time to time of the Company’s capital requirements, as regards both timing and amount. See note 38 in the notes to the financial statements included in this Annual Report.

We have borrowings of ` 4,069 million as of March 31, 2015 out of which ` 2,629 million will be repaid within a period of 12 months. Interest outflow on existing borrowings for next year is expected to be ` 281 million. We have utilized working capital facility of ` 1,483 million out of limit of ` 1,500 million during fiscal 2015. We have unutilized unfunded limit of `400 million as on March 31, 2015.

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

Cash and cash equivalents:

Cash and cash equivalents comprise of ` 865 million, ` 760 million, ` 684 million, in bank accounts and ` 611 million, ` 510 million, ` 182 million in the form of bank deposits as on 31, March 2015, 2014, 2013 out of which cash deposits in the form of margin money is restricted for use by us amounting to ` 248 million, ` 210 million, ` 151 million. Balances in foreign currency amount to `341 million, `38 million, `66 million as of 31, March 2015, 2014, 2013.

Net cash generated from operating activities for the year ended March 31, 2015 was `1,557 million ($ 24.87 million). This is mainly attributable to cash generated during the year and partially offset by increase in trade and other receivables by ` 1,157 million ($ 18.48 million), increase in other assets by `273 million ($ 4.3 million) and increase in trade and other payables by `660 million ($ 10.5 million), and increase in deferred revenue of `247 million ($ 3.9 million) on account of increase in advance billing in long term projects.

Net cash generated from operating activities for the year ended March 31, 2014 was ` 968 million ($16.1 million). This is mainly attributable to cash generated during the year and partially offset by increase in trade and other receivables by ` 1347.48 million ($22.4 million), increase in other assets by ` 491 million ($8.2 million), increase in inventories by ` 14 ($0.23 million) and increase in trade and other payables by ` 677 million ($11.26 million) , and increase in deferred revenue of `145.57 million ($ 2.42 million) on account of increase in advance billing in long term projects.

Net cash generated from operating activities for the year ended March 31, 2013 was ` 463 million .This is mainly attributable to cash generated during the year and partially offset by increase in trade and other receivables by ` 600 million , decrease in other assets by ` 100 million , increase in inventories by `205 on account of inventories procured for large project and reduction in trade and other payables by `8.08 million due to settlement of creditors, and increase in deferred revenue of ` 138.42 million.

Net cash used in investing activities for the year ended March 31, 2015 was `867 million ($ 13.8 million) primarily on account of additional expenditure on data centre in Rabale. Also ISP license fee for unified license for a period of 20 years amounting to `23 million ($0.37 million) was spent during the year.

Net cash used in investing activities for the year ended March 31, 2014 was ` 807 million ($13.43 million) primarily on account of expenditure on Data Centre construction at Noida, India and purchase of routers, modems, ports, servers, other capital equipments for our ongoing expansion plans and for large project implementation . The increase was partly offset by increase in finance income by ` 117 million ($1.94 million).

Net cash used in investing activities for the year ended March 31, 2013 was ` 213 million primarily on account of expenditure on Data Centre construction at Noida, India and purchase of routers, modems, ports, servers, other capital equipments for our ongoing expansion plans and for large project implementation. The increase was partly offset by increase in finance income by ` 57 million.

Net cash used in financing activities for fiscal year 2015 was `597 million ($ 9.5 million). The increase is mainly due to repayment of lease liabilities of `568 million ($ 9 million), also increase in finance expenses by `508 million ($ 8.1 million). Also dividend of `160 million ($ 2.5 million) was paid during the year.

Net cash generated from financing activities for fiscal year 2014 was `115 million. The increase is mainly due to infusion of funds of ` 300 million by the promoters and increase in borrowings by ` 187 million. This was offset by payment of finance expenses of ` 372 million.

Net cash generated from financing activities for fiscal year 2013 was ` 11 million. We have taken a loan of ` 380 million. This was offset by decrease in finance expenses of ` 265million

Capital expenditure

We incurred `1,485 million ($ 23.73 million) towards capital expenditure for the year ended March 31, 2015. We expect further capital expenditure to be incurred during the fiscal year 2016 to strengthen our infrastructure capabilities. The capital expenditure was funded out of internal accruals, bank borrowings and finance leasing arrangements.

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

Contractual obligations

Set forth below are our contractual obligations as of March 31, 2015:

Payments due by period (` 000s)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long Term Debt Obligations	1,673,444	700,544	715,503	257,397
Short Term Borrowings	1,500,335	1,500,335	-	-	-
Finance Lease Obligations	1,345,706	673,944	671,762	-	-
Non-cancellable Operating Lease obligations	1,301,444	99,558	435,743	766,143	-
Purchase Obligations	329,992	329,992	-	-	-

Total	6,150,921	3,304,373	1,823,008	1,023,540	-

Recent Accounting Pronouncements

(i)	IFRS 9 Financial Instruments: In July 2014, the International Accounting Standards Board issued the final version of IFRS 9, Financial Instruments. The standard reduces the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income.

IFRS 9 replaces the ‘incurred loss model’ in IAS 39 with an ‘expected credit loss’ model. The measurement uses a dual measurement approach, under which the loss allowance is measured as either 12 month expected credit losses or lifetime expected credit losses. The standard also introduces new Presentation and disclosure requirements.

The effective date for adoption of IFRS 9 is annual periods beginning on or after January 1, 2018, though early adoption is permitted. The entity is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the consolidated financial statements.

(ii)	IFRS 15 Revenue from Contracts with Customers: In May 2014, the International Accounting Standards Board (IASB) issued IFRS 15, Revenue from Contracts with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The standard permits the use of either the retrospective or cumulative effect transition method. The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2017, though early adoption is permitted. The entity has not yet evaluated the impact of IFRS 15 on the consolidated financial statements.

In May 2015, the IASB has published an exposure draft ‘Effective date of IFRS 15’ to propose changing the effective date of IFRS 15 to periods beginning on or after January 1, 2018 instead of January 1, 2017. The exposure draft is open for comments till July 3, 2015.

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

The revenue recognition in respect of the various streams of revenue is described below:

(i) Telecom Services:

Revenue from Telecom services includes Data network services and Voice services. Telecom services primarily include revenue from connectivity services, NLD/ILD services and to a lesser extent, revenues from the installation of connectivity links. The Company provides connectivity for a fixed period of time at a fixed rate regardless of usage.  The revenue attributable to connectivity services is recognized rateably over the period of the contract. The revenue attributable to the installation of the link is recognised on completion of the installation work. The Company provides NLD (National Long Distance) and ILD (International Long Distance) services through Company’s network.  The Company carries voice traffic, both national and international, using the network back-bone and delivers voice traffic to Inter-connect Operators.  Revenue is recognized based upon metered call units of voice traffic terminated on the Company’s network.

(ii)	Data Centre Services:

Revenues from DC services consists of hosting and power charges. Data Centre services primarily include revenue from co-location of racks, caged racks and on usage of power from large contracts. The contracts are mainly for a fixed rate for a period of time and are recognised over the period during which the service is provided.

(iii)	Cloud and Managed Services:

Revenue from Cloud and managed services includes revenue from “Cloud and storage solutions, managed services, value added services and Remote Infrastructure Management. Revenues from Cloud and on demand compute and storage, are primarily fixed for a period of time. Revenues from domestic and international managed services, comprise of value added services, operations and maintenance of projects and from remote infrastructure management. Contracts from this segment are fixed and could also be based on time and material.

(iv)	Technology Integration Services:

Revenue from Technology Integration Services includes system integration services, revenue from construction of data centres, network services, security solutions, digital certificate based authentication services and to a lesser extent, revenue from hardware and software.

Revenue from construction contracts represents revenue from construction of data centres to the specific needs and design of the customer. Such contract revenue includes the initial amount agreed in the contract plus any variations in contract work, claims and incentive payments, to the extent that it is probable that they will result in revenue and can be measured reliably. As soon as the outcome of a construction contract can be estimated reliably, contract revenue is recognised in profit or loss in proportion to the stage of completion of the contract. Contract expenses are recognised as incurred unless they create an asset related to future contract activity. The stage of completion is assessed by reference to the cost incurred till date to the total estimated costs. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred that are likely to be recoverable. An expected loss on a contract is recognised immediately in the statement of profit or loss.

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

(iii)	Application Integration Services:

Revenue from Applications Integration services includes online assessment, document management services, web development, mailing solutions, supply chain software and e-learning software development services. E-learning software development services consists of structuring of contents, developing modules, delivery and training users in the modules developed. Revenue from Application Integration Services is recognised based on percentage of completion method. Percentage completion is measured based on the amount of time/effort spent on a project. Revenue in relation to ‘time’ is measured as the agreed rate per unit of time multiplied by the units of time expended. The element of revenue related to materials is measured in accordance with the terms of the contract.

The Company enters into contracts with customers to serve advertisements in the portal and the Company is paid on the basis of impressions, click-throughs or leads and in each case the revenue is recognised rateably over the period of the contract based on actual impressions/click-throughs / leads delivered.  Revenue from commissions earned on electronic commerce transactions are recognised when the transactions are completed.

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

Deferred tax arising on investments in subsidiaries and associates is recognized except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax arising on the temporary differences arising out of undistributed earnings of the equity method accounted investee is recorded based on the management’s intention. If the intention is to realize the undistributed earnings through sale, deferred tax is measured at the capital gains tax rates that are expected to be applied to temporary differences when they reverse. However, when the intention is to realize the undistributed earnings through dividend, the Group’s share of the income and expenses of the equity method accounted investee is recorded in the statement of income, after considering any taxes on dividend payable by the equity method accounted investee and no deferred tax is set up in the Group's books as the tax liability is not with the Group.

Item 6. Directors, Senior Management and Employees

Directors and Executive Officers

The following table sets forth the name, age and position of each director and senior management executive officer of our Company as of March 31, 2015:

Name	Age	Designation
Raju Vegesna (4) *	55	CEO, Chairman & Managing Director
Ananda Raju Vegesna (4)	55	Executive Director
C B Mouli (1)	68	Director, Chairman & Financial Expert of Audit Committee
S K Rao (1) (2) (3)	71	Director
T H Chowdary (2) (3)	83	Director & Chairman of Compensation & Nominating Committees
P S Raju (2)@	61	Director
C E S Azariah (1) (2) (3) (4)	67	Director
Kamal Nath	50	Chief Executive Officer - Sify Technologies Limited, India
M P Vijay Kumar	45	Chief Financial Officer
C R Rao	55	Chief Operating Officer
Ravi Shelvankar *	46	Chief Executive Officer, Sify Technologies North America Corporation

*	Consequent to the incorporation of Sify Technologies North America Corporation, a wholly owned US subsidiary of the Company, Mr Ravi Shelvankar was appointed as the Chief Executive Officer of the US entity and responsible for the US business. Mr Kamal Nath is the Chief Executive Officer of the Indian business. Both report to Mr Raju Vegesna, the CEO of the Company effective April 2014.

@	Resigned from Board effective May 31, 2015

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating Committee.

(4)	Member of the Corporate Social Responsibility Committee

Raju Vegesna, CEO, Chairman & Managing Director, has served as a Director of our Company since November 2005. He was appointed as the Chief Executive Officer and Managing Director of the Company effective July 18, 2006. Mr. Vegesna is a Silicon Valley entrepreneur who founded several leading edge technology companies, including Server Works Corporation, acquired by Broadcom in 2001. After that acquisition he had a brief stint with Broadcom. He holds a BS in Electrical Engineering from the University of Bangalore and holds an MS in Computer Engineering from Wayne State University, USA, and holds several patents in Microprocessor and Multiprocessor technology. He is also a Director of Server Engines LLC, Nulife Corp, USA. and Raju Vegesna Infotech & Industries Private Limited.

Ananda Raju Vegesna, brother of Mr Raju Vegesna, CEO, Chairman and Managing Director, has served as an Executive Director of our Company since June 2007. He is the Director of Infinity Satcom Universal Private Limited, Village Inns (India) Limited, Raju Vegesna Infotech and Industries Limited, Raju Vegesna Developers Private Limited, Ramanand Core Investment Company Private Limited, .

C.B. Mouli has served as a Director of our Company since July 2005. Mr. Mouli is a member of the Institute of Chartered Accountants of India and also holds a Bachelor of Law Degree. Mr Mouli, a partner of C.B. Mouli & Associates, a Chartered Accountants firm. He is a Director of Ammana Equity Fund Private Limited.

S.K. Rao has served as a Director of our Company since July 2005. Mr Rao, recently retired as the Director General, Administrative Staff College of India, Hyderabad. Mr Rao previously worked at the Commonwealth Secretariat in London in various diplomatic capacities. He also acted as the Consultant for the United Nations and represented the Commonwealth Secretariat as an Observer at the meetings of the UN General Assembly. Mr. Rao holds a MA and a PhD in Economics from Trinity College, Cambridge, U.K.

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

P. S. Raju has served as a Director of our Company since February 2006. Mr P S Raju is a member of the Institute of Chartered Accountants of India. Mr Raju is an independent Practising Chartered Accountant. He is also a Director of Suryashakti Agro Tech Private Limited and Suryashakti Estates and Developers Private Limited. He has resigned as a Director effective May 31, 2015 owing to his pre-occupation.

C E S Azariah has served as a Director of our Company since March 2013. Prior to joining the Company, he served as CEO of Fixed Income Money Market and Derivatives Association of India (FIMMDA). He has vast experience of more than 35 years in different segments of operations in State Bank of India and retired as Chief General Manager.

Kamal Nath has served as the Chief Executive Officer of Sify Technologies Limited, India, since August 2012. He is a Graduate in Electronics & Communications from BIT, Sindri. He has an overall experience of 26 years in reputed organizations. Prior to joining Sify, he was with HCL Technologies Limited, a major IT company, responsible for the Infrastructure Services Division. He was with Larsen & Toubro Limited and Uptron India Limited in the early part of his career. He is responsible for the business operations in India.

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

Ravi Shelvankar has joined the services of the Company in April 2014 as Chief Executive Officer of the wholly owned US Subsidiary. He is a Post Graduate in Mechanical Engineering from Birla University. He has more than 20 years of experience in the field of Information Technology, Manufacturing and Product Engineering Sales. Before joining Sify, he was associated with Wipro as General Manager & Global Head for IP sales and solutions based in USA and  was successful in launching cloud based Products and Solutions. His prior experience includes working with iGATE and Infosys. He is responsible for the business operations in US.

Infinity Capital Ventures, LP beneficially owned 7.79 % of our equity shares as of March 31, 2015. This shareholder is a party to the Subscription Agreement dated November 10, 2005 with our Company. The Subscription Agreement provides that, among other things, the Company shall appoint Mr Raju Vegesna as the Chairman of the Board of Directors, Infinity Capital shall also nominate another person to the Board of Directors and so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital. In November 2005, Mr Raju Vegesna, a nominee of Infinity Capital Ventures, LP, was appointed as Chairman of our Board of Directors. In February 2006, the Company also appointed Mr. P S Raju as the second nominee of Infinity Capital to the Board of Directors.

We believe Infinity Satcom Universal Private Limited beneficially owned 8.14% of our equity shares as of March 31, 2015. Mr Ananda Raju Vegesna, Executive Director of the Company and brother of Mr Raju Vegesna, is the Director of Infinity Satcom. Infinity Satcom is presently controlled by Mr Raju Vegesna.

Director Compensation

Our Articles of Association provide that each of our directors may receive a sitting fee not exceeding the maximum limits prescribed under the provisions of the Indian Companies Act, 2013. Accordingly, our Directors, other than the Chairman and Managing Director and Executive Director, have been receiving ` 20,000 for each committee meeting and Rs 50,000 for each Board meeting attended by them.

Mr Raju Vegesna, who is our CEO, Chairman and Managing Director, does not receive any compensation for his service on our Board of Directors. Similarly, Mr Ananda Raju Vegesna, who is employed as our Executive Director, also does not receive any compensation for his service on our Board of Directors. Directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. T. H. Chowdary, a Director of our Company, has been receiving ` 20,000 per month effective February 1, 2004 for the technical services rendered by him to us, after obtaining requisite Governmental permission for the same.

Officer Compensation

The following table sets forth all compensation paid by us during the fiscal year ended March 31, 2015 to our executive officers:

	Summary Compensation Table (`in million)
Name	Salary(1)	Bonus

Kamal Nath	10.96	1.00
Ravi Shelvankar	20.36	4.00
M P Vijay Kumar	9.41	0.38
C R Rao	6.12	0.08

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

The Directors (who are not executive officers) are not entitled for any remuneration including any pension, retirement or similar benefit schemes.

The details of our contribution to provident fund in respect of the executive officers are set out below:

Name	` in million
Kamal Nath	0.58
M P Vijay Kumar	0.43
C R Rao	0.30

Gratuity expense is determined at an overall Company level based on an actuarial valuation performed by an independent actuary. Thus, the cost for the year ended March 31, 2015 in respect of gratuity and compensated absences towards executive officers of the Company was not separately determined. Gratuity cost relating to such executive officers is not estimated to be material.

We make bonus payments to employees including executive officers upon satisfactory achievement of the following two performance criteria.

(i) Performance of the Company: Represents bonus payable on achievement of overall revenue and net profit targets for the Company. These performance targets were not achieved for the year ended March 31, 2015 and no bonus was paid under this category.

(ii) Performance of the individual: Represents bonus payable on achievement of the individual’s Key Responsibility Areas (KRA) and Key Performance Indicators (KPI). These KRAs and KPIs vary in relation to each employee including executive officers and include both financial and non-financial parameters.

We have provided for ` 44.4 million ($0.71 million) towards bonus payable for the year ended March 31, 2015 to employees including executive officers who have achieved the KRAs and KPIs.

Total of 1.65 million shares were allotted to executive officers as part of ASOP 2014 plan and the charge for the fiscal 2015 amounted to ` 3.73 million ($0.06 million).

Board Composition

Our Articles of Association sets the minimum number of directors at three and the maximum number of directors at twelve. We currently have six directors consequent to resignation of Mr. P S Raju effective May 31, 2015. The Indian Companies Act and our Articles of Association require the following:

•	at least two-thirds of our directors shall be subject to re-election by our shareholders; and

•	at least one-third of our directors who are subject to re-election shall be up for re-election at each annual meeting of our shareholders.

However Independent Directors are not liable to be retire by rotation.

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

Each of these Directors (Messrs S K Rao, C B Mouli, C E S Azariah, T H Chowdary) continue to remain independent in accordance with NASDAQ rules.

In addition, based on the recommendation of the Board of Directors the above four Directors were appointed by the shareholders as the Independent Directors of the Board for a term of five consecutive years from the conclusion of the Eighteenth Annual General Meeting held on July 28, 2014.

Term of Directors

Mr Raju Vegesna, CEO, Chairman & Managing Director	Appointed as Chairman & Managing Director for a period of five years effective July 18, 2009. Pursuant to the recommendation of the Nomination & Remuneration Committee and the Board, he is reappointed as the Chairman & Managing Director for a further period of five years effective July 18, 2014 and the same was approved by the shareholders of the Company at the Annual General Meeting held on July 28, 2014. The Ministry of Corporate Affairs, Government of India also approved the same. As per Articles of Association of the Company, he is not required to retire by rotation and hence shall hold office for the full term.
Mr Ananda Raju Vegesna, Executive Director	Appointed as Executive Director for a period of five years effective June 22, 2010. As per the Articles of Association of the company, he is not liable to retire by rotation. Pursuant to the recommendation of the Nomination & Remuneration Committee and the Board, Mr Ananda Raju Vegesna is being reappointed as the Executive Director for a further period of five years effective June 22, 2015 which is approved by the shareholders at the Annual General Meeting held on June 18, 2015.
Dr T H Chowdary, Chairman of Compensation and Nominating Committees	Appointed as a Director in February 1996. As per the Indian Companies Act, 2013, he was appointed as an Independent Director for a term of five consecutive years from the conclusion of the Eighteenth Annual General Meeting held on July 28, 2014.
Dr S K Rao	Appointed as a Director in July 2005. As per the Indian Companies Act, 2013, he was appointed as an Independent Director for a term of five consecutive years from the conclusion of the Eighteenth Annual General Meeting held on July 28, 2014.
Mr P S Raju	Appointed as a Director in February 2006. As per the Indian Companies Act, 2013, he is liable to retire by rotation along with other Directors and is eligible for reelection by the shareholders at the Annual General Meeting. His retirement was due in 2015. He has resigned from the Board owing to other pre-occupations effective May 31, 2015. Consequently, the shareholders did not consider his proposed reappointment following retirement by rotation at the Annual General Meeting.
Mr C B Mouli, Chairman and Financial Expert of Audit Committee	Appointed as a Director in July 2005. As per the Indian Companies Act, 2013, he was appointed as an Independent Director for a term of five consecutive years from the conclusion of the Eighteenth Annual General Meeting held on July 28, 2014.
Mr C E S Azariah	Appointed as a Director by the Board of Directors in March 2013. As per the Indian Companies Act, 2013, he was appointed as an Independent Director for a term of five consecutive years from the conclusion of the Eighteenth Annual General Meeting held on July 28, 2014.

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

The Audit Committee held Six meetings in person during fiscal year 2014 -15.

The Audit Committee has adopted a Charter and it is reviewed annually.

Compensation Committee

Our Compensation Committee consists entirely of non-executive, independent directors as determined under applicable NASDAQ rules, and consists of:

Dr T H Chowdary;

Dr S K Rao;

Mr C E S Azariah and

Mr P S Raju*

The Compensation Committee of the Board of Directors determines the salaries, benefits and stock option grants for our employees, consultants, directors and other individuals compensated by our Company. The Compensation Committee also administers our compensation plans.

The Compensation Committee held four meetings in person during fiscal 2014-15

The Compensation Committee has adopted a Charter and reviewed annually.

*Consequent to his resignation from the Board effective May 31, 2015, Mr. P S Raju is not a member of the Compensation committee.

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

The Corporate Social Responsibility (CSR) is displayed on the Company’s website at http://corporate.sify.com/csr-policy.html.

For the financial year 2014-15, the company has spent `0.2 million in pursuance of its Corporate Responsibility Policy in the following manner:

1.	Contribution to Swachh Bharat Kosh: the Company has contributed ` 0.1 million towards Swatchh Bharat Kosh a prestigious programme initiated by the Central Government to achieve the objective of Clean India (Swachh Bharat) by the year 2019.

2.	Contribution towards promoting Education: the Company has contributed `. 0.1 million towards promotion of education to Tamilnadu Harijan Sevak Sangh, Tamilnadu for renovation of hostel facility for SC/ST students at Sevalayam, Madurai.
3.	Preventive healthcare and sanitation: The Company has spent a sum of ` 1.60 million towards Sanitation Projects undertaken at Ganapavaram village, West Godavari District, Andhra Pradesh in the month of April 2015

The company is in the process of shortlisting the appropriate projects for spending the balance amount of ` 0.77 million.

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

On April 23, 2015, the Nominating Committee has reviewed and recommended the reappointment of Mr Ananda Raju Vegesna as the Executive Director of the Company for a further period of five years effective June 22, 2015.

The Nominations Committee has adopted a charter.

Employees

As of March 31, 2015, we had 2,104 employees, compared with 1,782 as of March 31, 2014. Of our current employees, 109 are administrative, 344 form our sales and marketing, 29 are in product and content development, 1567 are dedicated to technology and technical support, and 55 are in business process and customer care. None of our employees are represented by a union. We believe that our relationship with our employees is good.

Stock Ownership

The following table sets forth information with respect to the beneficial ownership of our equity shares as of May 31, 2015 by each director and our senior management executives. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

Equity Shares Beneficially Owned
Beneficial Owner	Number	Percent
Raju Vegesna *	154,011,051	86.27%
Ananda Raju Vegesna	-	-
T. H. Chowdary	-	-
C B Mouli	-	-
S K Rao	-	-
C E S Azariah	-	-

All 125,000,000 shares allotted to Mr. Vegesna and his affiliated entities, as all shares are issued and outstanding. However, pursuant to Indian law, Mr. Vegesna does not have full voting power for the shares until such shares have been fully paid. As of March 31, 2015, the entities affiliated with Mr. Vegesna had paid for 70% of the shares sold pursuant to the subscription agreement described elsewhere in this Annual Report, and his beneficial ownership is approximately 83%. As only 87,500,000 shares have the right to vote at this time, he may only vote those 87,500,000 shares.

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

Employee Stock Option Plan

We have an Associate Stock Option Plan, or ASOP, which provides for the grant of options to employees of our Company. The ASOP 2014 was approved by our Board of Directors and our shareholders in July 2014 and 25,000,000 shares were reserved for issuance under the plan. This was in addition to the earlier ASOP Plans of 2000, 2002, 2005 and 2007. A total of 25 million equity shares are currently reserved for issuance under our ASOP Plans. As of March 31, 2015, we had outstanding an aggregate of 5.87 million options under our ASOP Plans with a weighted average exercise price equal to approximately ` 79.10 ($1.26) per equity share.

The ASOP Plans are administered by the Compensation Committee of our Board of Directors. On the recommendation of the Compensation Committee, we issue option letters to identified employees, with the right to convert the issued options into our equity shares at the rates indicated in the options. The consideration for transfer of the options is ` 1 per option to be paid by the employee before transfer of the options.

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

Associate Stock Option Plan 2014

The Company introduced a new Stock Option Plan under Associate Stock Option Plan 2014 (ASOP 2014) for granting ESOPs as Equity Shares and/or ADSs linked warrants to the eligible Associates of the Company and its Holding/Subsidiaries/Associates. For this purpose, the Company allocated 25 million Equity Shares of ` 10/- each under ASOP 2014. The proposal was approved by the shareholders of the Company at the Eighteenth Annual General Meeting held on July 28, 2014.

Subsequently, the Board at their meeting held on January 20, 2015 approved to grant of 5,870,800 shares to 85 Associates and issued Grant Letters.

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

We have not yet filed Form S-8 on for the options issued under the plan. The vesting of options will begin from January 2016 and it will be filed in due course during the year within the time limits.

Item 7. Major Shareholders and Related Party Transactions

Principal Shareholders

The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2015 by each person or group of affiliated persons who is known by us based on our review of public filings to beneficially own 5% or more of our equity shares. The table gives effect to equity shares issuable within sixty days upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares as well as the power to receive the economic benefits of ownership of securities. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned. The information below is based on a review of filings made by such persons with the SEC.

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

Infinity Satcom Universal Private Limited is owned and controlled by Mr Raju Vegesna, CEO, Chairman and Managing Director of the Company.

Ramanand Core Investment Company Private Limited is a wholly owned subsidiary company of Raju Vegesna Infotech and Industries Private Limited which is owned and controlled by Infinity Satcom Universal Private Limited, which in turn is owned and controlled by Mr Raju Vegesna, CEO, Chairman and Managing Director of the Company.

As of March 31, 2015, entities affiliated with our CEO,Chairman and Managing Director, Mr. Raju Vegesna, beneficially owned approximately 86.27% of our outstanding equity shares, which includes the 125,000,000 shares (partly paid with proportionate voting rights) issued in connection with the private placement described below.

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

Details of significant change in the percentage ownership held by the major shareholders:

Name of the shareholder	2012-13		2013-14		2014-15
	No. of shares	%	No. of shares	%	No. of shares	%
Infinity Capital Ventures, LP, USA	13,902,860	7.79	13,902,860	7.79	13,902,860	7.79
Vegesna Family Trust, USA	578,191	0.32	578,191	0.32	578,191	0.32
Infinity Satcom Universal Private Limited	14,530,000	8.14	14,530,000	8.14	14,530,000	8.14
* Raju Vegesna Infotech and Industries Private Limited	-	-	-	-	-	-
** Ramanand Core Investment Company Private Ltd.	125,000,000	70.02	125,000,000	70.02	125,000,000	70.02

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

Reference is drawn to note 38 to the Consolidated Financial Statement as regards the shareholding of Ramanand Core Investment Company Private Limited. As of such date, these shares are partly paid up to the extent of 70 % of the face value and hence carry voting rights proportionate to the paid up value of these shares. The Company has lien on these shares till such shares are fully paid up.

The Company has not issued any shares having differential voting rights and hence the Company’s major shareholders do not have differential voting rights except for proportionate voting rights on the partly paid up shares.

United States Shareholders

As of March 31, 2015, 39,000,135 of our ADSs were held in the United States and we had approximately 12,570 shareholders in the United States. Each ADS represents one equity share.

Host country Shareholders

As on March 31, 2015, 139,530,652 of our equity shares were held in India and we had 24 shareholders on record in India. Each equity share has a par value of ` 10/- each. Of the above, 125,000,000 shares were partly paid up to the extent of ` 7.00 per share.

Control of Registrant

Based on our review of filings made with the SEC, we believe Infinity Capital Ventures, LP beneficially owned 7.79 % of our equity shares as of March 31, 2015. This shareholder is a party to the Subscription Agreement dated November 10, 2005 with our Company. The Subscription Agreement provides that, among other things, the Company shall appoint Mr Raju Vegesna as the Chairman of the Board of Directors, Infinity Capital shall also nominate another person to the Board of Directors and for so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital. In November 2005, Mr Raju Vegesna, a nominee of Infinity Capital Ventures, LP, was appointed as Chairman of our Board of Directors. In February 2006, the Company also appointed Mr. P S Raju as the second nominee of Infinity Capital to the Board of Directors.

Infinity Satcom Universal Private Limited, India also beneficially owned 8.14% of our equity shares as of March 31, 2015.

As of March 31, 2015, entities affiliated with our CEO,Chairman and Managing Director, Mr. Raju Vegesna, beneficially owned approximately 86.27% of our outstanding equity shares, which includes the 125,000,000 shares issued in connection with the private placement described below.

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

On October 30, 2010, we consummated the issuance and sale of 125,000,000 of our equity shares in a private placement with our promoter group, including an entity affiliated with our CEO , Chairman and Managing Director, Mr Raju Vegesna. See note 38 in the notes to the financial statements in this Annual Report.

Forfeiture of equity shares issued in a private placement

During the year ended March 31, 2008, Sify proposed a scheme of amalgamation to merge Sify Communications Limited (erstwhile subsidiary) with the Company and made applications to the appropriate authorities in India for approval of the proposed scheme of amalgamation to take over the IP-VPN services from Sify Communications Limited ( erstwhile subsidiary) upon the consummation of the merger. Under the provisions of the local telecom regulations, a Company engaged in the business of providing IP-VPN services was required to maintain Indian shareholding at least 26% of the total paid up share capital of the Company. In order to maintain the Indian shareholding at 26% in Sify consequent to the approval of the proposed scheme of amalgamation, Sify and Infinity Satcom Universal, an Indian entity (the Purchaser) entered into a Subscription Agreement (effective March 24, 2008), whereby the Company agreed to sell, and Infinity agreed to purchase, 12,817,000 equity shares of the Company (herein after referred to as ‘the Share Purchase’), at a per share purchase price of USD $4.46/ - per share (referred to as ‘the Purchased Shares’), equivalent to ` 175/- per share in Indian Rupees.

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

The Company received a sum of ` 112,149 (comprising of ` 12,817 towards face value and ` 99,332 towards securities premium) and called up a sum of ` 448,595 (comprising of ` 25,634 towards face value and ` 422,961 towards securities premium). Subsequent to fiscal 2008, the Company withdrew its applications made to appropriate authorities for the approval of the proposed scheme of amalgamation with Sify Communications Limited (erstwhile subsidiary). Consequent upon the withdrawal of the merger, Infinity Satcom Universal communicated to Sify that they would not contribute to calls already made and any balance monies which would become payable under the Subscription Agreement. Hence, the Board of Directors forfeited the shares allotted and the monies collected (` 112,149 including sums towards capital and premium) at the meeting held on August 29, 2008.

Sale of shares in a private transaction

Pursuant to a Share Purchase Agreement dated May 31, 2009 between Infinity Capital Venture Management and Infinity Satcom Universal Private Limited, a Company owned and controlled by Ananda Raju Vegesna, Executive Director of the Company and brother of Raju Vegesna, CEO, Chairman and Managing Director of the Company, Raju Vegesna has sold 4,000,000 Equity Shares of ` 10/- each of the Company to Infinity Satcom for a consideration of $3,000,000 in a private transaction.

Issuance of Equity Shares in private placement to the promoter group:

On October 30, 2010, we consummated the issuance and sale of 125,000,000 of our equity shares in a private placement with our promoter group, including an entity affiliated with our Chairman and Managing Director, Mr Raju Vegesna. See note 38 in the notes to the financial statements in this Annual Report.

The proceeds from the said issue would be utilized toward capital expenditure and future expansion plans of the Company. As of March 31, 2015, we had received an aggregate of $46.59 million approximately of proceeds from the issuance.

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

VALS Developers Private Limited (“VALS”) is owned and controlled by Raju Vegesna Infotech & Industries Private Limited, in which Mr. Raju Vegesna, our principal share holder and CEO, Chairman, Managing Director, was holding 94.66% equity in his personal capacity. During the year ended March 31, 2009, Sify entered into a memorandum of understanding with VALS Developers Private Limited to obtain land and building which is in the process of being constructed on a long term lease. The lease agreement, when final and executed, is expected to have an initial non-cancellable term of 5 years, with a further option for Sify to renew or cancel the lease for the incremental five year terms. In connection with this memorandum of understanding, Sify has paid a security deposit of ` 125,700 and advance rental of ` 157,125 to VALS. The security deposit will be refunded at the end of lease term and the advance rental would be adjusted over 15 months from the commencement of lease term. It is customary in India that whenever a premises is taken up on lease for commercial purpose, a rental advance is paid in multiple months of rent (e.g.) 10 months of rent, which shall be refunded at the time of vacating the premises without any interest.

On October 30, 2010, the Board of Directors had approved to cancel the MoU for lease arrangement and had decided to acquire the property which is under construction from the third party directly. On 12th January 2011, through a Memorandum of Amendment, the company with the intention to acquire the said land, had substituted its name with that of VALS and through such amendment VALS had agreed to assign all rights, responsibilities, obligations, title etc. in favour of the company, thus making the company eligible to acquire PACE through HERMIT and subsequently the land and also making liable to pay the entire consideration of ` 1,140,000. Hence the Company had paid VALS an amount of ` 2,175 i.e., difference between the amount paid by the Company to VALS and the amount paid by VALS to AIPL. During the previous year, the Company acquired the leasehold rights along with the building under construction through acquisition of entire shares HERMIT which in turn holds the entire shares of PACE, the original allottee of the land. As of March 31, 2014, the Company had paid a sum of ` 180,779 as an advance to AIPL towards construction of the building and any further sum it has to advance as per the commitment shall be adjusted towards value of investment in PACE after settling further debts and liabilities relating to construction of the said Data Centre.

The Company had entered into a lease agreement with Ms Radhika Vegesna, Daughter of Mr Anand Raju Vegesna, Executive Director of the company, to lease the premises owned by her for a period of three years effective June 1, 2010 on a rent of ` 256 per month and payment of refundable security deposit of ` 2,558. This arrangement will be automatically renewed for a further period of two blocks of three years with all the terms remaining unchanged. Also refer note 35.

The Company had entered into a lease agreement with Raju Vegesna Developers (P) Limited, in which Mr Ananda Raju Vegesna, the Executive Director of the Company is a Director, to lease the premises owned by such Company for a period of three years effective February 1, 2012 for ` 30 per month. Subsequently, the Company entered into an amendment agreement on April 1, 2013, providing for the automatic renewal for further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years. See note 36 in the notes to the financial statements in this annual report.

The Company had entered into a lease agreement with Raju Vegesna Infotech and Industries Private Limited, in which Mr Raju Vegesna, Managing Director and Mr Ananda Raju Vegesna, the Executive Director of the Company are also Directors, to lease the premises owned by the above Company for a period of three years effective February 1, 2012 for ` 75 per month. Subsequently, the Company entered into an amendment agreement on April 1, 2013, providing for automatic renewal for a further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years. See note 36 in the notes to the financial statements in this annual report.

Loans to employees

We provide salary advances to our employees in India who are not executive officers or directors. The annual rate of interest for these loans is 0%. As of March 31, 2015, the loan outstanding from employees is ` 1.38 million.

Item 8. Financial Information

Financial Statements

We have elected to provide financial statements pursuant to Item 18 of Form 20-F. No significant change has occurred since the date of our annual financial statements for fiscal year 2015.

Legal Proceedings

a)	Proceedings before Department of Telecommunications

(i)	License fees

•	On October 12, 2009 (as later clarified by the DoT), the Department of Telecommunications (‘DOT’) raised a demand on Sify Technologies for ` 14 million after correcting the arithmetical error in the assessment letter.

•	On February 26, 2010 DOT raised a demand on Sify Communications (erstwhile subsidiary merged with Sify Technologies Limited) for ` 26 million.

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

On a related matter, the service providers had approached TDSAT (the ‘Tribunal’) on what items of income are liable for calculation of license fee and what all items of income on which license fees are not liable to be paid. The Tribunal by its order dated April 23, 2015 held that revenue from sale of scrap, treasury income etc are to be included as part of AGR. The Tribunal has also passed an order asking DOT to levy at most nominal amount as token penalty with interest if permissible at the lower rates. The Company is reviewing the order passed by the Tribunal.  The Company had approached Honourable High Court of Madras (Court) in 2013 by filing a writ petition prohibiting Department of Telecommunications (DOT) from levying license fee on non-licensed activities. In an earlier writ petition filed by the Company in 2012, the Court restrained DOT from recovering the license fee in respect of non- telecom activities. Based on the said order passed by the Court, an interim order was passed by the Court restraining DOT from recovering license fee in respect of non- telecom activities for the writ petition filed in 2013.

(ii)	The present license for ISP under unified license issued by DOT on June 2,2014 provides for payment of License fee on pure internet services. However, the company through Internet Service Providers Association of India (ISPAI) challenged the said clause before TDSAT. TDSAT passed a stay order on DOT from charging the license fee on pure internet services.

b)	The Company is party to additional legal actions arising in the ordinary course of business. Based on the available information as at March 31, 2015, the Company believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect. However in the event of adverse judgment in all these cases, the maximum financial exposure would be ` 25.1 million (March 31, 2014: ` 26.6 million)

Dividends

In view of the good performance of the Company for second successive year and availability of divisible profits, the Board of Directors recommended 10% cash dividend to all the shareholders of the Company for the year ended March 31, 2015, which was approved by the shareholders at the Annual General Meeting held on June 18, 2015.

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

Price History

Our ADSs commenced trading on the NASDAQ Market on October 19, 1999. The tables below set forth, for the periods indicated, high and low trading prices for our ADSs in United States dollars:

Prior Fiscal Years

	High	Low
Fiscal year ended	$	$
March 31, 2015	2.55	1.29
March 31, 2014	2.73	1.69
March 31, 2013	3.35	1.75
March 31, 2012	8.25	2.84
March 31, 2011	3.68	1.20

	High	Low
Fiscal year ended March 31, 2015	$	$
First Quarter	2.55	1.84
Second Quarter	2.30	1.95
Third Quarter	1.91	1.33
Fourth Quarter	1.49	1.29

	High	Low
Fiscal year ended March 31, 2014	$	$
First Quarter	2.03	1.72
Second Quarter	2.05	1.69
Third Quarter	2.73	1.82
Fourth Quarter	2.41	1.89

Most recent six months

Month	High	Low
	`	`
May 2015	1.44	1.32
April 2015	1.60	1.28
March 2015	1.42	1.29
February 2015	1.42	1.33
January 2015	1.49	1.33
December 2014	1.70	1.33

Item 10. Additional Information

During the financial year 2014-15, the authorized share capital of the Company was enhanced by an amount of ` 189,000,000. Consequently our authorized share capital is increased to ` 2,040,000,000, divided into 204,000,000 Equity Shares, having a par value ` 10 per share.

As of March 31, 2015, 178,530,787 Equity Shares were issued, outstanding, of which 125,000,000 Equity Shares were partly paid and the balance fully paid.

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

As of March 31, 2014, we had outstanding an aggregate of 30,000 options under our ASOP 2007 with a weighted average exercise price equal to approximately ` 98.24 ($1.63) per equity share. There is no unamortized stock compensation expense relating to these grants as of March 31, 2015.

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

At the Extraordinary General Meeting of our shareholders held on December 23, 2005, the shareholders had approved by a Special Resolution the issue and allotment of 4.97 million equity shares of the par value of `10/- per share at such price as may be determined to the public in India as the initial public offer to comply with the statutory requirement of domestic listing of the shares of our Company, as and when announced by the Government of India.

During the fiscal year ended March 31, 2006, Venture Tech sold the remaining 2,750,000 shares of our Company and SAIF sold the remaining 2,008,140 shares of our Company. Satyam Computer Services had divested their entire holding of 11,182,600 shares in the Company to Infinity Capital Ventures, LP through a sponsored ADS programme arranged by us. Further, Infinity Capital, pursuant to the Subscription Agreement dated November 10, 2005 acquired another 6,720,260 shares of the Company in a private transaction. On conclusion of this transaction, the issued and outstanding share capital of our Company was 42,389,514 equity shares, with a par value of `10/- per share.

During the fiscal year ended March 31, 2008, Infinity Satcom Universal Private Limited has entered into a Subscription Agreement for the subscription of 12,817,000 additional equity shares of the Company with par value of `10/- per share at a premium of ` 165/- per share.

On March 24, 2008 , the Company received a sum of ` 112.14 million (comprising of ` 12.81 towards face value and ` 99.33 million towards securities premium / share premium) .Subsequently, Infinity Satcom Universal communicated to the Company vide their letter dated August 27, 2008 that consequent to the merger petition of Sify Communications Limited amalgamating with Sify Technologies Limited has been withdrawn from the High Court of Madras, that they would focus their attention on the business of Sify Communication Limited and hence shall not contribute the balance money towards the subscription of 12,817,000 Equity Shares on call. On August 29, 2008, the Board of Directors, forfeited the shares allotted and the application monies collected (` 112.14 million including sums towards capital and premium).

Pursuant to a Share Purchase Agreement dated May 31, 2009 between Raju Vegesna and Infinity Satcom Universal Private Limited, a Company owned and controlled by Ananda Raju Vegesna, Executive Director of the Company and brother of Raju Vegesna, CEO & MD of the Company, Raju Vegesna has sold 4,000,000 Equity Shares of `10/- each of the Company to Infinity Satcom for a consideration of USD 3,000,000 in a private transaction.

In November 2008, the Board of Directors of Sify Technologies Limited and Sify Communications limited decided to merge Sify Communications with Sify Technologies. Based on a petition for the Scheme of Amalgamation filed with the High Court of Madras, India, the Court has approved the Scheme vide its order dated June 26, 2009. Consequent upon the consummation of merger, the Company has taken over the assets and liabilities of Sify Communications (erstwhile subsidiary) and has issued and allotted 10,530,000 Equity Shares of `10/- each to Infinity Satcom, the only outside shareholder, towards the consideration for the assets and liabilities taken over by the Company.

On October 30, 2010, we consummated the issuance and sale of 125,000,000 of our equity shares in a private placement with our promoter group, including an entity affiliated with our Chairman and Managing Director, Mr. Raju Vegesna. These shares carry voting rights proportionate to the amount paid up on these shares. Further company has a lien on these shares till the shares are fully paid up. Also refer note 38 to the Consolidated Financial statements.

The ASOP 2014 gives the Board and the Compensation Committee the absolute discretion and power in formulating the Rules, Regulations, Eligibility criteria, Vesting Schedule, Expiry etc. of the Plan and also to amend the same in the Plan from time to time as they may deem fit and appropriate.

In this regard, the Nomination and Remuneration Committee has approved to grant the options and the details are illustrated as below:

Category	Total No of Options	No. of Associates
Associates who have completed more than 2 years of Service with Sify on the date of grant, January 20, 2015	4,240,300	62
Associates who have completed between 1 and 2 years of Service with Sify on the date of grant	4,87,700	8
Associates who have completed less than 1 year of service with Sify on the date of grant	1,142,800	15
Total	5,870,800	85

Companies Act, 2013

The Companies Act, 1956, which dealt with the Management and Administration of the Corporates in India for more than five decades, has been replaced with a new Act, viz. Companies Act, 2013, effective April 1, 2014.  Of the 470 Sections, the Ministry of Corporate Affairs (MCA), Government of India, has notified 283 Sections till date through various Notifications.  Till such time the remaining Sections of the new Act are also notified by the MCA , the relevant provisions of the Companies Act, 1956 will also be in force. The company is required to appoint Woman Director on or before March 31, 2015. The Nomination and Remuneration Committee is in the process of identifying the right candidature with related expertise.

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

Board of Directors

In terms of the provisions of the Articles of Association of the Company and the Indian Companies Act 2013:

(a)	no director of the Company can vote on a proposal, arrangement or contract in which he is materially interested;

(b)	the directors of the Company cannot vote on a proposal in the absence of an independent quorum for compensation to themselves or their body;

(c)	each of our directors is entitled to receive a sitting fee not exceeding ` 100,000 for every meeting of the Board of Directors and each meeting of a Committee of the Board of Directors, as well as all traveling and out-of-pocket expenses incurred in attending such meetings; however, effective May 2014, the Company has been paying ` 50,000 to the directors for each Board Meeting attended by them. However, there is no increase in the sitting fee for the Committee meetings.

(d)	the directors are empowered to borrow moneys through board meetings up to the prescribed limit and beyond that with the approval of the shareholders through a General Meeting;

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

Voting Rights

At any general meeting, voting is by show of hands unless a poll is demanded by a shareholder or shareholders present in person or by proxy holding (a) not less than one-tenth of the total voting power entitled to vote on a resolution or (b) shares with an aggregate paid up capital of at least ` 500,000. Upon a show of hands, every shareholder entitled to vote and present in person has one vote and, on a poll, every shareholder entitled to vote and present in person or by proxy has voting rights in proportion to the paid up capital held by such shareholders. The Chairperson has a casting vote in the case of any tie.

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

(h) election of a director under section 151 of the Act;

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

2015 Annual General Meeting

Our Annual General Meeting for the fiscal year 2015 was held on June 18, 2015 as decided by the Board of Directors at the registered office of our Company, 2nd Floor, Tidel Park, 4 Rajiv Gandhi Salai, Taramani, Chennai 600 113, India.

At the Annual General Meeting, the shareholders had the following items for approval:

•	Adoption of audited financials for the fiscal year ended March 31, 2015 as per Indian GAAP.
•	Declaration of Dividend for the year ended March 31, 2015.
•	Reappointment of Mr P S Raju as director.
•	Reappointment of ASA & Associates as the statutory auditors.
•	Reappointment of Executive Director
•	Enhancement of the borrowing powers of the Company.

The shareholders approved all the above items except reappointment of Mr P S Raju as director which was not taken up as he has offered his resignation effective May 31, 2015. Further the shareholders decided not to fill the vacancy caused by his resignation.

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

Disclosure of Ownership Interest

Section 89 of the Indian Companies Act 2013 requires holders on record who do not hold beneficial interests in shares of Indian companies to declare to the Company certain details, including the nature of the holder's interest and details of the beneficial owner. Any person who fails to make the required declaration within 30 days may be liable for a fine which may extend to `50 and where the failure is a continuing one with a further fine which may extend to ` 1 for every day after the first during which the failure continues.

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

However, the above limits have been reversed in the year 2014.

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

The Government would review the scheme after November 8, 2015.

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

Taxation

Indian Taxation

General. The following relates to the principal Indian tax consequences for holders of ADSs and equity shares received upon withdrawal of such equity shares who are not resident in India, whether of Indian origin or not. We refer to these persons as non-resident holders. The following summary is based on the law and practices of the Income-tax Act,1961, or Income-tax Act including the special tax regime contained in Sections 115AC and 115 ACA of the Income-tax Act read with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme, 1993 or the Scheme, as amended. The Income-tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of Sections 115AC and 115ACA may be amended or changed by future amendments to the Income-tax Act

The Finance Act, 2012 included General Anti-Avoidance Rule (GAAR), wherein the tax authority may declare an arrangement as an impermissible avoidance arrangement if an arrangement is not entered at arm’s length, results in misuse / abuse of provisions of Income Tax Act, 1961 lacks commercial substance or the purpose of arrangement is for obtaining a tax benefit. If any of our transactions are found to be ‘impermissible avoidance arrangements’ under GAAR, our business may be adversely affected.

The GAAR was originally proposed to become effective for transactions entered into on or after April 1, 2013. In September 2013, vide Notification No. 75, the Government of India had notified the applicability of the GAAR provisions along with certain threshold limits which will become effective from April 1, 2015. However vide Finance Act, 2015 the implementation of GAAR has been deferred by 2 years so as to implement it as part of a comprehensive regime to deal with OECD’s BEPS project of which India is an active participant. Thus, GAAR provisions shall be applicable from FY 2017-18.

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

EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISORS WITH RESPECT TO INDIAN AND LOCAL TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSs

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

Taxation of Distributions. Dividend income is currently exempt from tax for shareholders.

Up to fiscal 2013, the domestic companies were liable to pay a dividend distribution tax at the rate of 16.22% inclusive of applicable surcharge and education cess. The Finance Act, 2013 has increased the surcharge on dividend distribution tax from 5% to 10% which resulted in increase in the effective rate of dividend distribution tax to 16.995% as against 16.22% effective April 1, 2013. Any distributions of additional ADSs or equity shares to resident or non-resident holders will not be subject to Indian tax. The Finance Act, 2014 made an amendment in section 115-O, which requires grossing up of dividend amount distributed for computing DDT. As a result the effective rate of DDT increased from 16.995% to 19.994% inclusive of surcharge and cess. This was effective from October 1, 2014. Further as a result of increase in rate of surcharge in the Finance Act, 2015, the effective rate of DDT has increased to 20.3576% from 19.994% at present. Any distributions of additional ADSs or equity shares to resident or non-resident holders will not be subject to Indian tax.

Minimum Alternate Tax. The Indian Government had introduced Section 115JA to the Income Tax Act which came into effect in April 1, 1997, to bring certain zero tax companies under the ambit of a Minimum Alternative Tax, or MAT. If the tax on taxable income of a Company computed under this Act, in respect of a previous year is less than 18.5% of its book profits, the tax on total income of such Company for the relevant previous year shall be deemed to be an amount equal to 18.5% of such book profits. The Income tax Act provides that the MAT paid by the companies can be adjusted against its tax liability under the normal provisions of the Indian Income tax laws but limited to the extent that is over and above the tax computed under MAT provisions The Finance Act, 2015 has increased the surcharge to 12% from 10% which has resulted in the increase in the effective rate of MAT to 21.3416% from 20.9605% at present.

The Income Tax Act provides that the MAT paid by companies can be adjusted against its tax liability over the next ten years.

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

Buy-back of Securities. Finance Act (No.2) 2014, introduced Section 115QA to tax the distributed income of domestic company on buy back of securities at an effective rate of 22.66%. Such tax will be paid by the company before distribution of buy back amount. Correspondingly exemption to shareholder under section 10(34A) is provided

Stamp Duty and Transfer Tax. Upon issuance of the equity shares underlying our ADSs, we are required to pay a stamp duty of 0.1% of the aggregate value of the shares issued, provided that the issue of dematerialized shares is not subject to Indian stamp duty. A transfer of ADSs is not subject to Indian stamp duty. However, upon the acquisition of equity shares from the depository in exchange for ADSs, the non-resident holder will be liable for Indian stamp duty at the rate of 0.25% of the market value of the equity shares on the redemption date. Similarly upon a sale of shares in physical form, stamp duty at the rate of 0.25% of the market value of the equity shares on the trade date is payable, although customarily such duty is borne by the purchaser. Our equity shares, if and when issued and traded in dematerialized form, are not subject to Indian stamp duty.

Wealth Tax. The holding of the ADSs in the hands of non-resident holders and the holding of the underlying equity shares by the depository as a fiduciary will be exempt from Indian wealth tax. Non-resident holders are advised to consult their own tax advisers in this context. Finance Act (No.2) 2014, abolished Wealth tax.

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

Service Tax Brokerage or commission paid to stock brokers in connection with the sale or purchase of shares is subject to a service tax of 12.36% till May 31, 2015. The service tax has been increased to 14% effective June 1 2015. The stock broker is responsible for collecting the service tax from the shareholder and paying it to the relevant authority

Income Tax Matters

The statutory corporate income tax rate and the surcharge thereon are subject to change in line with the changes announced in the Union Budget each year. For fiscal year 2015, the corporate income tax rate is 30%, subject to a surcharge of 12% where the taxable total income exceeds ` 10 crores and education cess of 2 % and 1% secondary and higher education cess, resulting in an effective tax rate of 34.61% (or 33.99%). We cannot assure you that the current income tax rate will remain unchanged in the future. We also cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be levied by the Government of India. Until April 1, 2002, dividends declared, distributed or paid by an Indian corporation were subject to a dividend tax of 10.2%, including the applicable surcharge for fiscal 2002, of the total amount of the dividend declared, distributed or paid. This tax is not paid by shareholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation before distribution of a dividend. Effective April 1, 2002, Indian companies were no longer to be taxed on declared dividends. The Finance Act, 2003 proposed that after April 1, 2003, dividend income will be exempt from tax for shareholders and those domestic companies will be liable to pay a dividend distribution tax at the rate of 12.5% plus a surcharge and education cess at the time of the distribution. The Finance Act 2014 has increased the rate of dividend distribution tax to 15% plus applicable surcharge and education cess resulting in an effective rate of 20.358%.

Material United States Federal Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of equity shares or ADSs and is for general information only. This summary addresses the U.S. federal income tax considerations of holders that are U.S. holders. U.S. holders are beneficial holders of equity shares or ADSs who are citizens or residents of the U.S., or corporations (or other entities treated as corporations for U.S. federal tax purposes) created in or under the laws of the U.S. or any political subdivision thereof or therein, estates, the income of which is subject to U.S. federal income taxation regardless of its source, and trusts (a) for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions or (b) that was in existence on August 20, 1996 and has made a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person. This summary is limited to U.S. holders who will hold equity shares or ADSs as capital assets for U.S. federal income tax purposes (generally, assets held for investment). In addition, this summary is limited to U.S. holders who are not resident in India for purposes of the Convention between the Government of the United States of America and the Government of the Republic of India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the ‘Treaty’). If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, holds the equity shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding equity shares or ADSs should consult his, her or its own tax advisor.

This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, financial institutions, dealers in securities or currencies, tax-exempt entities, persons that will hold equity shares or ADSs as a position in a 'straddle' or as part of a 'hedging' or 'conversion' transaction for tax purposes, persons that have a 'functional currency' other than the U.S. dollar or holders of 10% or more, by voting power or value, of the shares of our Company. This summary is based on the tax laws of the United States as in effect on the date of this Annual Report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this Annual Report, as well as judicial and administrative interpretations thereof available on or before such date, and is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below. We have not requested and will not request a ruling from the Internal Revenue Service (the ‘IRS’) with respect to any of the U.S. federal income tax consequences as described herein, and as a result there can be no assurance that the IRS will not disagree with or challenge any conclusions we have reached and described herein.

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

Subject to certain limitations, including certain limitations based on taxable income and filing status, and subject to certain minimum holding period requirements, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a 'qualified foreign corporation' for U.S. federal income tax purposes. A qualified foreign corporation includes a foreign corporation if (1) its shares (or, according to legislative history, its ADSs) are readily tradable on an established securities market in the U.S. or (2) it is eligible for the benefits under a comprehensive income tax treaty with the U.S.. In addition, a corporation is not a qualified foreign corporation if it is a passive foreign investment company (as discussed below). The ADSs are traded on the NASDAQ Global Select Market. Due to the absence of specific statutory provisions addressing ADSs, however, there can be no assurance that we are a qualified foreign corporation solely as a result of our listing on the NASDAQ Global Select Market. Nonetheless, we may be eligible for benefits under the Treaty. Each U.S. holder should consult his, her or its own tax advisor regarding the treatment of dividends and such holder's eligibility for a reduced rate of taxation.

U.S. holders that are eligible for the benefits under the Treaty, may be able to claim a reduced rate of Indian withholding tax. U.S. holders should consult their own tax advisor with respect to the eligibility for reduction of Indian withholding tax. U.S. holders may claim a deduction or a foreign tax credit, subject to other applicable limitations, only for tax withheld at the appropriate tax rate. U.S. holders should not be entitled to a foreign tax credit for withholding tax for any portion of the tax that could have been avoided by claiming benefits under the Treaty. The rules governing the foreign tax credits are complex and involve the application of rules that depend on the particular circumstances of each U.S. holder. Therefore, each U.S. holder should consult his, her or its own tax advisor with respect to the availability of the foreign tax credit rules applicable to such U.S. holder’s particular circumstances.

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

Backup Withholding Tax and Information Reporting Requirements. Dividends paid, if any, on equity shares or ADSs to a U.S. holder who is not an “exempt recipient,” may be subject to information reporting and, unless a U.S. holder either furnishes its taxpayer identification number or otherwise establishes an exemption, may also be subject to U.S. backup withholding tax. In addition, information reporting will apply to payments of proceeds from the sale, exchange, redemption or other disposition of equity shares or ADSs by a paying agent, including a broker, within the U.S. to a U.S. holder, other than an “exempt recipient.” An “exempt recipient” includes a corporation. In addition, a paying agent within the U.S. will be required to backup withhold 28% of any payments of the proceeds from the sale or redemption of equity shares or ADSs within the U.S. to a U.S. holder, other than an “exempt recipient,” if such U.S. holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with such backup withholding requirements. Backup withholding is not an additional tax and may be refunded (or credited against the U.S. holder’s U.S. federal income tax liability, if any), provided that certain required information is furnished to the IRS. The information reporting requirements may apply regardless of whether withholding is required.

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

Refer to note 36 of the notes to consolidated financial statements to this Annual Report for further analysis and exposure arising out of credit risk, liquidity risk and currency risk

Item 12. Description of Securities Other Than Equity Securities

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

Direct and Indirect Payments by the Depositary to Sify

Pursuant to the Deposit Agreement with Citibank N.A, we received the following payments from Citibank during the fiscal year ended March 31, 2015 in connection with our ADS Program:

Fee	Amount in $USD
Financial Audit Fees	$157,098.11
Legal Counsel Fees	$40,830.00
Investor Relations	$123,376.61
Travel (Investor Relations)	$54,584.51
Internet , telephone and mail charges	$937.89
Printing/mailing/processing	$30,093.81
Text Conversion charges & others	$61,178.47
Total amount reimbursed	$468,099.40

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

Based on their evaluation as of March 31, 2015, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, were effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure

Management’s annual report on internal control over financial reporting

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

2)	Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2015. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in Internal Control — Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2015.

3) Our independent registered public accounting firm, ASA & Associates LLP, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2015.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Sify Technologies Limited

We have audited Sify Technologies Limited’s (“the Company”) internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission(COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of the Company and subsidiaries as of March 31, 2015 and March 31, 2014 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2015 and our report dated June 18, 2015 expressed an unqualified opinion on those consolidated financial statements.

ASA & Associates LLP

Independent Registered Public Accounting Firm

Chennai,India
June 18, 2015

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

Item 16 B. Code of Ethics

The Company has adopted a Code of Conduct and Conflict of Interest Policy that is applicable to all employees. The text of the policy was filed as an Exhibit under Item 19 to the Annual Report for the year ended March 31, 2005. This policy is available on our corporate website www.corporate.sify.com.

We have also adopted a written Code of Ethics, as defined in Item 406 of Regulation S-K, applicable to our principal executive officer, principal financial officer, principal accounting officer and all officers working in our finance, accounting, treasury, tax, legal, purchase, investor relations functions, disclosure committee members, and senior management, as well as members of the audit committee and the board of directors. This policy is available in our www.corporate.sify.com. We will post any amendments to, or waivers from, our Code of Ethics at that location on our website.

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

Type of Service	Fiscal year ended
	march 31, 2015	march 31, 2014
(a) Audit Fees	` 4.65 million	` 4.50 million
(b) Audit Related Fees	0	0
(c) Tax Fees	0	0
(d) All Other Fees	0	0

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

None.

Item 16F. Change in Registrant’s Certifying Accountant

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

See Item No 18

Item 18. Financial Statements

Consolidated Statements and other Financial Information

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Sify Technologies Limited

We have audited the accompanying consolidated statement of financial position of Sify Technologies Limited and its subsidiaries(‘the Company’) as of March 31, 2015 and 2014 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31,2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements, based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sify Technologies Limited and its subsidiaries as of March 31, 2015 and 2014 and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2015, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sify Technologies Limited’s internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 18, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

ASA & Associates LLP

Independent Registered Public Accounting Firm

Chennai,India
June 18, 2015

Sify Technologies Limited

Consolidated Statement of Financial Position

(In thousands of Rupees, except share data and as otherwise stated)

		As at March 31,		As at March 31,
	Note	2015 `	2014 `	2015 Convenience translation into US$ thousands
				Note 2(c)
Assets
Property, plant and equipment	5	5,972,268	5,603,130	95,419
Intangible assets	6	574,385	559,436	9,177
Lease prepayments	9	821,244	835,635	13,120
Other assets	10	788,893	603,940	12,603
Other investments	15	1,710	1,710	27
Deferred tax assets	11	-	-
Total non-current assets		8,158,500	7,603,851	130,346

Inventories	12	233,094	200,829	3,725
Trade and other receivables, net	13	6,113,455	4,875,533	97,676
Prepayments for current assets	14	251,639	164,023	4,021
Restricted cash	8	247,913	210,223	3,962
Cash and cash equivalents	8	1,229,634	1,059,904	19,647
Total current assets		8,075,735	6,510,512	129,031
Total assets		16,234,235	14,114,363	259,377

Equity	16
Share capital		1,423,125	1,423,125	22,737
Share premium		18,474,481	18,474,481	295,167
Share based payment reserve		235,915	224,196	3,769
Other components of equity		36,662	54,070	586
Accumulated deficit		(13,004,882)	(13,220,219)	(207,779)
Total equity attributable to equity holders of the Company		7,165,301	6,955,653	114,480

Sify Technologies Limited

Consolidated Statement of Financial Position

(In thousands of Rupees, except share data and as otherwise stated)

		As at March 31,		As at March 31,
	Note	2015 `	2014 `	2015 Convenience translation into US$ thousands
				Note 2(c)
Liabilities
Finance lease obligations, other than current installments	17	617,062	701,164	9,859
Borrowings	20	821,912	586,558	13,132
Employee benefits	18	79,531	38,635	1,271
Other liabilities	19	507,587	432,051	8,111
Total non-current liabilities		2,026,092	1,758,408	32,373

Finance lease obligations, current installments	17	556,804	352,688	8,896
Borrowings	20	1,315,496	846,511	21,018
Bank overdraft	8	756,896	637,347	12,093
Trade and other payables	21	3,497,954	2,895,978	55,887
Deferred income	22	915,692	667,778	14,630
Total current liabilities		7,042,842	5,400,302	112,524

Total liabilities		9,068,934	7,158,710	144,897
Total equity and liabilities		16,234,235	14,114,363	259,377

The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited

Consolidated Statement of Income

(In thousands of Rupees, except share data and as otherwise stated)

		Year ended March 31,			Year ended March 31,
	Note	2015 `	2014 `	2013 `	2015 Convenience translation into US$ thousands
					Note2(c)
Revenue
- Rendering of services		12,067,742	9,966,404	8,119,297	192,806
- Sale of products		796,872	493,825	451,019	12,732
Total	23	12,864,614	10,460,229	8,570,316	205,538
Cost of goods sold and services rendered
- Rendering of services		(6,986,566)	(5,643,940)	(4,960,795)	(111,624)
- Sale of products		(740,746)	(492,920)	(380,115)	(11,835)
Total	25	(7,727,312)	(6,136,860)	(5,340,910)	(123,459)
Other income		92,859	93,461	50,858	1,484
Selling, general and administrative expenses	26	(3,132,040)	(2,739,813)	(2,451,474)	(50,041)
Depreciation and amortization	5 & 6	(1,271,806)	(1,101,243)	(848,210)	(20,320)
Profit / (loss) from operating activities		826,315	575,774	(19,420)	13,202

Finance income	29	61,358	120,248	73,853	980
Finance expenses	29	(512,293)	(377,622)	(260,441)	(8,185)
Net finance income / (expense)		(450,935)	(257,374)	(186,588)	(7,205)

Profit from sale of equity accounted investee and rights therein	7	-	-	657,577	-
Profit / (loss) before tax		375,380	318,400	451,569	5,997
Income tax (expense) / benefit	11	(122)	-	-	(2)
Profit / (loss) for the year		375,258	318,400	451,569	5,995
Attributable to:
Equity holders of the Company		375,258	318,400	451,569	5,995
Non-controlling interest		-	-	-
		375,258	318,400	451,569	5,995
Earnings / (loss) per share	30
Basic earnings /(loss) per share		2.66	2.33	3.43	0.04
Diluted earnings/(loss) per share		2.65	2.33	3.43	0.04

The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited

Consolidated Statement of Comprehensive Income

(In thousands of Rupees, except share data and as otherwise stated)

		Year ended March 31,
	Note	2015 `	2014 `	2013 `	2015 Convenience translation into US$ thousands Note 2(c)

Profit / (loss) for the year		375,258	318,400	451,569	5,995
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements of the net defined benefit liability/asset		(21,097)	23,806	5,835	(337)
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations		3,689	850	544	58
Share of gains and (losses) from equity accounted investee, net of taxes		-	-	254
Total other comprehensive income, net of taxes		(17,408)	24,656	6,633	(279)
Total comprehensive income		357,850	343,056	458,202	5,716
Total comprehensive income attributable to:
Equity holders of the Company		357,850	343,056	458,202	5,716
Non-controlling interest		-	-	-
		357,850	343,056	458,202	5,716

Sify Technologies Limited

Consolidated Statement of Changes in Equity

(In thousands of Rupees, except share data and as otherwise stated)

For year ended March 31, 2015

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained earnings / (accumulated deficit)	Total	Non-controlling interest	Total equity
Balance at April 1, 2014	1,423,125	18,474,481	224,196	54,070	(13,220,219)	6,955,653	-	6,955,653

Total comprehensive income for the year	-	-	-	(17,408)	375,258	357,850	-	357,850
Transactions with owners, recorded directly in equity
Issue of share capital	-	-	-	-	-	-	-	-
Dividends paid (incl dividend distribution tax)	-	-	-	-	(159,921)	(159,921)	-	(159,921)
Share-based payment transactions	-	-	11,719	-	-	11,719	-	11,719
Balance at March 31, 2015	1,423,125	18,474,481	235,915	36,662	(13,004,882)	7,165,301	-	7,165,301

For year ended March 31, 2014

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained earnings / (accumulated deficit)	Total	Non-controlling interest	Total equity
Balance at April 1, 2013	1,329,203	18,267,148	224,276	29,414	(13,538,619)	6,311,422	-	6,311,422

Total comprehensive income for the year	-	-	-	24,656	318,400	343,056	-	343,056
Transactions with owners, recorded directly in equity
Issue of share capital	93,922	207,208	-	-	-	301,130	-	301,130
Share-based payment transactions	-	125	(80)	-	-	45	-	45
Balance at March 31, 2014	1,423,125	18,474,481	224,196	54,070	(13,220,219)	6,955,653	-	6,955,653

For year ended March 31, 2013

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained earnings / (accumulated deficit)	Total	Non-controlling interest	Total equity
Balance at April 1, 2012	1,329,203	18,267,148	221,710	22,781	(13,990,188)	5,850,654	-	5,850,654

Total comprehensive income for the year	-	-	-	6,633	451,569	458,202	-	458,202
Transactions with owners, recorded directly in equity
Issue of share capital	-	-	-	-	-	-	-	-
Share-based payment transactions	-	-	2,566	-	-	2,566	-	2,566
Balance at March 31, 2013	1,329,203	18,267,148	224,276	29,414	(13,538,619)	6,311,422	-	6,311,422

The accompanying notes form an integral part of these consolidated financial statements.

Sify Technologies Limited

Consolidated Statements of Cash Flows

For the fiscal years ended March 31,

(In thousands of Rupees, except share data and as otherwise stated)

	Year ended March 31,
	2015 `	2014 `	2013 `	2015 Convenience translation into US$ thousands
				(Unaudited) Note 2(c)

Profit for the year	375,258	318,400	451,569	5,995
Adjustments for:
Depreciation and amortization	1,271,806	1,101,243	848,210	20,320
Customs duty credit entitlement written off	-	26,391	-	-
Profit on sale of equity accounted investee	-	-	(657,577)	-
(Gain) / loss on sale of property, plant and equipment	(3,973)	(1,115)	13,036	(63)
Provision for advances no longer required written back	(41,538)	-	-	(664)
Provision for doubtful receivables	260,494	208,993	210,873	4,162
Stock compensation expense	11,719	45	2,566	187
Net finance (income) / expense	450,935	257,374	186,588	7,205
Write down in value of inventory to NRV	-	-	38,241	-
Unrealized (gain)/ loss on account of exchange differences	60,743	8,433	9,825	970
Amortization of leasehold prepayments	14,380	14,276	8,754	230
Tax expense	122	-	-	2
Cash flow from operating activities before working capital changes	2,399,946	1,934,040	1,112,085	38,344

Change in trade and other receivables	(1,156,456)	(1,347,378)	(599,906)	(18,477)
Change in inventories	(32,265)	(14,163)	(204,648)	(515)
Change in other assets	(273,241)	(490,856)	100,317	(4,366)
Change in trade and other payables	660,061	677,501	8,079	10,546
Change in employee benefits	19,799	10,212	7,998	316
Change in deferred income	247,914	145,566	138,419	3,961
Cash generated from operations	1,865,758	914,922	562,344	29,809
Income taxes (paid)/ refund received	(308,777)	53,519	(98,937)	(4,933)
Net cash from / (used in) operating activities	1,556,981	968,441	463,407	24,876

Sify Technologies Limited

Consolidated Statements of Cash Flows

For the fiscal years ended March 31,

(In thousands of Rupees, except share  and per share data and as otherwise stated)

	Year ended March 31,
	2015 `	2014 `	2013 `	2015 Convenience translation into US$ thousands
				(Unaudited) Note 2(c)
Cash flows from / (used in) investing activities
Acquisition of property, plant and equipment	(836,794)	(890,594)	(1,626,375)	(13,369)
Expenditure on intangible assets	(104,450)	(38,918)	(34,595)	(1,669)
Proceeds from sale of property, plant and equipment	3,973	5,833	2,499	63
Proceeds from sale of share in associate and rights therein	-	-	1,390,270	-
Finance income received	70,346	116,995	57,003	1,124
Short term investments (net)		-	(1,550)	-
Net cash from / (used in) investing activities	(866,925)	(806,684)	(212,748)	(13,851)

Cash flows from / (used in) financing activities
Proceeds from issue of share capital (including share premium)	-	300,000	-	-
Proceeds from issue of shares on exercise of ASOP (including share premium)		1,131	-	-
Proceeds from / (repayment) of borrowings (net)	639,160	297,009	385,613	10,212
Finance expenses paid	(507,997)	(373,137)	(265,150)	(8,116)
Proceeds from / (repayment of) finance lease liabilities	(568,967)	(110,004)	(109,231)	(9,090)
Payment of dividend and dividend distribution tax	(159,921)	-	-	(2,555)
Net cash from / (used in) financing activities	(597,725)	114,999	11,232	(9,549)

Net increase / (decrease) in cash and cash equivalents	92,331	276,756	261,891	1,476
Cash and cash equivalents at April 1	632,780	356,446	94,588	10,110
Effect of exchange fluctuations on cash held	(4,460)	(422)	(33)	(71)
Cash and cash equivalents at March 31	720,651	632,780	356,446	11,515

Refer note 3 (c) and note 8 for the composition of cash and cash equivalents.

Supplementary information
Additions to property, plant and equipment represented by finance lease obligations	688,981	691,855	404,307	11,008

The accompanying notes form an integral part of these consolidated financial statements

SIFY TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Rupees, except share data and as stated otherwise)

1.	Reporting entity

Sify Technologies Limited, (‘Sify’ or ‘the Company’) formerly known as Sify Limited and Satyam Infoway Private Limited, is a leading internet services provider headquartered in Chennai, India. These Consolidated Financial Statements comprise the Company and its subsidiaries Sify Technologies (Singapore) Pte. Limited and Sify Technologies North America Corporation (together referred to as the ‘Group’ and individually as ‘Group entities’). Pace Info Com Park Private Limited was merged with the Company during the year. The Group is primarily involved in providing converged ICT solutions comprising network, data centre, cloud, integration IT and software services. Sify is listed on the NASDAQ Global Select Market in the United States.

2.	Basis of preparation

a.	Statement of compliance

The accompanying Consolidated Financial Statements of the Group have been prepared in accordance with the International Financial Reporting Standards (IFRS) and its interpretations as issued by the International Accounting Standards Board (IASB).

These Consolidated Financial Statements have been approved for issue by the Board of Directors on June 18, 2015

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

Items included in the financial statements of each Group entity are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Indian rupee is the functional currency of Sify, its domestic subsidiaries and affiliates. The U.S. dollar is the functional currency of Sify’s foreign subsidiary located in Singapore and the US.

The Consolidated Financial Statements are presented in Indian Rupees which is the Group’s presentation currency. All financial information presented in Indian Rupees has been rounded up to the nearest thousand except where otherwise indicated.

Convenience translation (unaudited): Solely for the convenience of the reader, the financial statements as of and for the year ended March 31, 2015 have been translated into United States dollars (neither the presentation currency nor the functional currency of the Group) based on the reference rate in the City of Mumbai on March 31, 2015, for cable transfers in Indian rupees as published by the Reserve Bank of India which was ` 62.59 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollar at such a rate or at any other rate on March 31, 2015 or at any other date.

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

Application of accounting policies that require critical accounting estimates and assumption having the most significant effect on the amounts recognized in the financial statements are:

•	Measurement of the recoverable amounts of cash-generating units containing goodwill (Note 6)
•	Useful lives of property, plant and equipment (Note 3 e and Note 5)
•	Useful lives of intangible assets (Note 3 g and Note 6)
•	Lease classification (Note 3 h, 9, 17 and 31)
•	Utilization of tax losses (Note 11)
•	Measurement of defined employee benefit obligations (Note 18)
•	Measurement of share-based payments (Note 28)
•	Valuation of financial instruments (Note 3 c, 4, 36 and 37)
•	Provisions and contingencies (Note 3 n and 34)
•	Determination of percentage completion in construction contracts (Note 3 j)

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these Consolidated Financial Statements.

a.	Basis of consolidation

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

(ii) Depreciation

Depreciation is recognized in the consolidated statement of income on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Management’s estimated useful lives for the years ended March 31, 2015, 2014 and 2013 were as follows:

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

Construction contracts in progress represent the gross unbilled amount expected to be billed to customers for contract work performed to date. It is measured at cost plus profit recognized to date less progress billing and recognized losses. Cost includes all expenditure related directly to specific projects and an allocation of fixed and variable overheads incurred in the Group’s contracts and activities based on normal operating capacity. Percentage completion is measured based on the amount of time/effort spent on a project.

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

The employees of the Group are entitled to compensated absence. The employees can carry forward a portion of the unutilized accrued absence and utilize it in future periods or receive cash compensation at retirement or termination of employment for the unutilized accrued compensated absence. The Group recognizes an obligation for compensated absences in the period in which the employee renders the services. The Group provides for the expected cost of compensated absence as the additional amount that the Group expects to pay as a result of the unused entitlement that has accumulated based on actuarial valuations at the balance sheet date, carried out by an independent actuary in the statement of profit or loss.

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

Application Integration Services:

Revenue from Applications Integration services include online assessment, document management services, web development, mailing solutions, supply chain software and e-learning software development services. E-learning software development services consist of structuring of contents, developing modules, delivery and training users in the modules developed. Revenue from Applications Integration Services is recognised based on percentage of completion method. Percentage completion is measured based on the amount of time/effort spent on a project. Revenue in relation to ‘time’ is measured as the agreed rate per unit of time multiplied by the units of time expended. The element of revenue related to materials is measured in accordance with the terms of the contract.

The Company enters into contracts with customers to serve advertisements in the portal and the Company is paid on the basis of impressions, click-throughs or leads and in each case the revenue is recognised rateably over the period of the contract based on actual impressions/click throughs / leads delivered.  Revenue from commissions earned on electronic commerce transactions are recognised when the transactions are completed.

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

t. Recent accounting pronouncements

IFRS 9 Financial instruments: In July 2014, the International Accounting Standards Board issued the final version of IFRS 9, Financial Instruments. The standard reduces the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income.

IFRS 9 replaces the ‘incurred loss model’ in IAS 39 with an ‘expected credit loss’ model. The measurement uses a dual measurement approach, under which the loss allowance is measured as either 12 month expected credit losses or lifetime expected credit losses. The standard also introduces new Presentation and disclosure requirements.

The effective date for adoption of IFRS 9 is annual periods beginning on or after January 1, 2018, though early adoption is permitted. The Group is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers: In May 2014, the International Accounting Standards Board (IASB) issued IFRS 15, Revenue from Contracts with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The standard permits the use of either the retrospective or cumulative effect transition method. The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2017, though early adoption is permitted. The Group has not yet selected a transition method and has not yet evaluated the impact of IFRS 15 on the consolidated financial statements.

In May 2015, the IASB has published an exposure draft ‘Effective date of IFRS 15’ to propose changing the effective date of IFRS 15 to periods beginning on or after January 1, 2018 instead of January 1, 2017. The exposure draft is open for comments till July 3, 2015.

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

5.	Property, plant and equipment

The following table presents the changes in property, plant and equipment during the year ended March 31, 2015

	Cost				Accumulated depreciation				Carrying
Particulars	As at April 01, 2014	Additions	Disposals	As at March 31, 2015	As at April 1, 2014	Depreciation for the year	Deletions	As at March 31, 2015	amount as at March 31, 2015
Building	1,991,503	1,582	-	1,993,085	329,920	71,153	-	401,073	1,592,012
Plant and machinery	7,346,809	1,091,920	98,209	8,340,520	4,496,616	976,101	98,209	5,374,508	2,966,012
Computer equipments	676,236	138,687	24,292	790,631	609,394	64,875	24,292	649,977	140,654
Office equipment	243,416	45,834	3,109	286,141	182,780	23,648	3,109	203,319	82,822
Furniture and fittings	661,581	103,014	9,186	755,409	554,379	46,368	9,186	591,561	163,848
Vehicles	2,456	-	-	2,456	2,295	161	-	2,456	-
Total	10,922,001	1,381,037	134,796	12,168,242	6,175,384	1,182,306	134,796	7,222,894	4,945,348
Add: Construction in progress									1,026,920
Total	10,922,001	1,381,037	134,796	12,168,242	6,175,384	1,182,306	134,796	7,222,894	5,972,268

The following table presents the changes in property, plant and equipment during the year ended March 31, 2014

	Cost				Accumulated depreciation				Carrying
Particulars	As at April 01, 2013	Additions	Disposals	As at March 31, 2014	As at April 1, 2013	Depreciation for the year	Deletions	As at March 31, 2014	Amount as at March 31, 2014
Building	777,419	1,214,084	-	1,991,503	260,421	69,499	-	329,920	1,661,583
Plant and machinery	6,113,788	1,894,902	661,881	7,346,809	4,379,345	837,056	719,785	4,496,616	2,850,193
Computer equipments	689,245	49,421	62,430	676,236	561,267	48,127	-	609,394	66,842
Office equipment	240,449	8,987	6,020	243,416	171,180	17,618	6,018	182,780	60,636
Furniture and fittings	745,058	33,081	116,558	661,581	622,930	47,870	116,421	554,379	107,202
Vehicles	2,456	-	-	2,456	1,326	969	-	2,295	161
Total	8,568,415	3,200,475	846,889	10,922,001	5,996,469	1,021,139	842,224	6,175,384	4,746,617
Add: Construction in progress									856,513
Total	8,568,415	3,200,475	846,889	10,922,001	5,996,469	1,021,139	842,224	6,175,384	5,603,130

The following table presents the changes in property, plant and equipment during the year ended March 31, 2013

	Cost				Accumulated depreciation				Carrying
Particulars	As at April 01, 2012	Additions	Disposals	As at March 31, 2013	As at April 1, 2012	Depreciation for the year	Deletions	As at March 31, 2013	amount as at March 31, 2013
Building	777,419	-	-	777,419	232,667	27,754	-	260,421	516,998
Plant and machinery	5,731,924	415,512	33,648	6,113,788	3,788,648	608,832	18,135	4,379,345	1,734,443
Computer equipments	629,605	59,926	286	689,245	510,001	51,552	286	561,267	127,978
Office equipment	237,347	3,297	195	240,449	150,983	20,387	190	171,180	69,269
Furniture and fittings	739,994	5,209	145	745,058	563,931	59,126	127	622,930	122,128
Vehicles	4,747	-	2,291	2,456	2,647	970	2,291	1,326	1,130
Total	8,121,036	483,944	36,565	8,568,415	5,248,877	768,621	21,029	5,996,469	2,571,946
Add: Construction in progress									2,497,732
Total	8,121,036	483,944	36,565	8,568,415	5,248,877	768,621	21,029	5,996,469	5,069,678

Leased assets

The Group’s leased assets include certain buildings, plant and machinery acquired under finance leases. As at March 31, 2015 the net carrying amount of buildings, plant and machinery and vehicles acquired under finance leases is `203,567 (March 31, 2014: ` 213,974), `1,120,799 (March 31, 2014: ` 809,335) and ` 0 (March 31, 2014: ` 161) respectively. During the year, the Group acquired leased assets of `688,981 (March 31, 2014: ` 691,855).

In case prepayments are made towards buildings accounted for as finance leases, such prepayments are capitalized as ‘Leasehold Buildings’ (included in buildings) on the commencement of the lease term under the head ‘Property, plant and equipment’ and depreciated in accordance with the depreciation policy for similar owned assets.

Capital Commitments

As of March 31, 2015 and March 31, 2014, the Company was committed to spend approximately `329,992 and ` 1,326,435 respectively, under agreements to purchase property, plant and equipment.

Construction in progress

Amounts paid towards acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment that are not ready to be put into use are disclosed under construction-in-progress. As of March 31, 2015, Construction work in progress includes ` 0 (March 31, 2014 : ` 1,483) paid towards acquisition of building under construction on a leasehold land belonging to Pace Info Com Park Private Limited by way of acquisition of the entire shareholding of its holding company M/s Hermit Projects Private Limited.

Capitalisation of expenses

The Company has capitalized expenses amounting to `0 (March 31, 2014: ` 3,103) which are directly attributable to the construction of building.

Security

As at March 31, 2015 property, plant and equipment with a carrying amount of ` 36,13,287 (March 31, 2014: `3,723,146) are subject to a registered charge to secure bank borrowings.

6.	Intangible assets

Intangible assets comprise the following:

	March 31, 2015	March 31, 2014	March 31, 2013
Goodwill	14,595	14,595	14,595
Other intangible assets	559,790	544,841	586,027
	574,385	559,436	600,622

(i) Goodwill

The following table presents the changes in goodwill during the years ended March 31, 2015 and 2014

	March 31, 2015	March 31, 2014
Balance at the beginning of the year	14,595	14,595
Effect of movement in exchange rates	-	-
Impairment loss recognized during the year	-	-
Net carrying amount of goodwill	14,595	14,595

The amount of goodwill as at March 31, 2015 and March 31, 2014 has been allocated to the Applications Integration Services segment.

(ii) Other intangibles

The following table presents the changes in intangible assets during the years ended March 31, 2015, 2014 and 2013.

	Bandwidth Capacity	Software	License fees	Total
(A) Cost
Balance as at March 31, 2012	-	438,683	50,000	488,683
Acquisitions during the year	553,302	21,182	-	574,484
Disposals during the year	-	-	-	-
Balance as at March 31, 2013	553,302	459,865	50,000	1,063,167
Acquisitions during the year	-	38,918	-	38,918
Disposals during the year	-	-	-	-
Balance as at March 31, 2014	553,302	498,783	50,000	1,102,085
Acquisitions during the year	23,206	58,243	23,000	104,449
Disposals during the year	-	-	-	-
Balance as at March 31, 2015	576,508	557,026	73,000	1,206,534

(B) Amortization
Balance as at March 31, 2012	-	384,145	13,406	397,551
Amortization for the year	46,090	30,999	2,500	79,589
Impairment loss on intangibles	-	-	-	-
Balance as at March 31,2013	46,090	415,144	15,906	477,140
Amortization for the year	46,090	31,514	2,500	80,104
Impairment loss on intangibles	-	-	-	-
Balance as at March 31,2014	92,180	446,658	18,406	557,244
Amortization for the year	48,411	36,439	4,650	89,500
Impairment loss on intangibles	-	-	-	-
Balance as at March 31, 2015	140,591	483,097	23,056	646,744

(C) Carrying amounts
As at March 31, 2013	507,212	44,721	34,094	586,027
As at March 31, 2014	461,122	52,125	31,594	544,841
As at March 31, 2015	435,917	73,929	49,944	559,790

Intangible assets that were fully impaired/amortised were removed from the block during the year.

Capital commitments

The Company had not committed to spend any amount under agreements to purchase intangible assets during the year ending March 31, 2015 and 2014.

Capitalized borrowing costs

The Company had not capitalized any interest cost during years ended March 31, 2015 and 2014

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

In October 2010, Sify Technologies Ltd, the minority shareholder of MF Global holding 29.85 percent of the outstanding shares of the MF Global, requested MF Global’s Board of Directors to reconsider certain costs charged to the MF Global by MF Global Holdings Ltd and its affiliated and associated group companies, who hold 70.15 percent of the outstanding shares of the MF Global. These charges are currently recorded in the financial statements of the MF Global for the year ended March 31, 2008 aggregating to ` 43, 478,911 and March 31,2009 aggregating to ` 15, 374,528. The resolution of this matter between the shareholders of MF Global remains uncertain and any financial adjustment that may arise is not presently known and accordingly no adjustment related to this matter has been provided for in MF Global’s consolidated financial statements. Any financial adjustment that may arise for resolution of the said matter would be expected to be handled prospectively and therefore would be reported in the period in which it is resolved. Consequently, no adjustment related to the said matter was considered by Sify for equity method of accounting for MF Global. The auditors of MF Global have included an emphasis of matter with an explanatory paragraph in their audit report issued on the consolidated financial statements of MF Global for the three years ended March 31, 2012 in connection with such recorded cross charges. The effect of such recorded cross charge is not material to the financial statements of Sify.

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

Subsequently, on August 2, 2012, in pursuance of the Agreement dated March 27, 2012 and after obtaining all the statutory and regulatory approvals, the Company completed the sale of its entire stake and the rights therein in MF Global for a cash consideration of ` 1,390,270 (USD 25 million) to Phillip Capital Group, Singapore and MF Global Management Employees Trust, India.  Consequently, with effect from such date, MF Global ceased to be an associate of the Company.  Further, as per the settlement and release agreement, the Company has initiated steps to withdraw the arbitration proceedings filed against MFG and others in the Bombay High Court, India and any other existing disputes also stand resolved. Consequently, no financial adjustments would arise in the future in the Consolidated financial statements of the Company on account of disputes relating to cross charges.

8.	Cash and cash equivalents

Cash and cash equivalents as per consolidated statement of financial position, as at March 31, 2015 amounted to `1,229,634 (March 31, 2014: ` 1,059,904). This excludes cash-restricted of `247,913 (March 31, 2014: ` 210,223), representing deposits held under lien against working capital facilities availed and bank guarantees given by the Group towards future performance obligations.

(a) Restricted cash

	March 31, 2015	March 31, 2014	March 31, 2013
Current
Bank deposits held under lien against borrowings / guarantees from banks / Government authorities	247,913	210,223	151,198
Total restricted cash	247,913	210,223	151,198
(b) Non restricted cash Current
Cash and bank balances	1,229,634	1,059,904	849,854

Total cash (a+b)	1,477,547	1,270,127	1, 001,052
Bank overdraft used for cash management purposes	(756,896)	(637,347)	(644,606)
Cash and cash equivalents for the statement of cash flows	7,20,651	632,780	356,446

9.	Lease prepayments

	March 31, 2015	March 31, 2014
Towards land and buildings*	821,244	835,635
	821,244	835,635

* Includes ` 778,375 (March 2014:` 787,664) paid for acquiring leasehold rights of land for construction of Data Centers.

The prepayment towards land is amortized over the period of the lease on a straight line basis. In respect of buildings under operating lease, prepayments are amortized over the lease term on a straight line basis.

10.	Other assets

Non current	March 31, 2015	March 31, 2014
Other deposits and receivables	788,893	603,940
	788,893	603,940

Financial assets included in other assets	233,230	226,607

11.	Deferred tax assets and liabilities

The tax effects of significant temporary differences that resulted in deferred tax assets and a description of the items that created these differences is given below

Recognized deferred tax assets / (liabilities)	Assets / (liabilities)
	March 31, 2015	March 31, 2014
Deferred tax assets
Tax loss carry forwards		139,960
Property, Plant and Equipment	159,787
	159,787	139,960

Deferred tax liabilities
Property, plant and equipment		(64,181)
Intangible assets	(107,671)	(75,779)
Finance Lease obligations	(52,116)
	(159,787)	(139,960)

Net deferred tax asset recognized in balance sheet	-	-

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

Movement in temporary differences during the year

	Balance as at April 1, 2013	Recognized in income statement	Recognized in Equity	Balance as at March 31, 2014	Recognized in income statement	Recognized in Equity	Balance as at March 31, 2015
Property, plant and equipment	(1,604)	(62,577)	-	(64,181)	223,968	-	159,787
Intangible assets	(479)	(75,300)	-	(75,779)	(31,892)	-	(107,671)
Finance Lease obligations	-	-	-	-	(52,116)	-	(52,116)
Tax loss carry forwards	2,083	137,877	-	139,960	(139,960)	-	-
	-	-	-	-	-	-	-

Unrecognized deferred tax assets / (liabilities)

	As at March 31, 2015	As at March 31, 2014
Deductible temporary differences	428,929	290,295
Unrecognized tax losses	3,548,277	3,981,506
	3,977,206	4,271,801

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

Income tax expense recognized in profit or loss

	March 31, 2015	March 31, 2014	March 31, 2013
Current tax expense / (benefit)
Current period	122	-	-
		-	-
Deferred tax expense
Origination and reversal of temporary differences	139,960	(137,877)	(95,326)
Recognition of previously unrecognized tax losses		137,877	95,326
Reversal of previously recognized tax losses	(139,960)	-	-
		-	-
Total income tax expense / (benefit)	122	-	-

There are no income taxes directly recognized in other comprehensive income.

Reconciliation of effective tax rate

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before taxes is summarized below:

	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013
Profit / (loss) before income taxes	375,258	318,400	451,569
Enacted tax rates in India	34.61%	33.99%	32.45%
Computed expected tax expense / (benefit)	129,869	108,224	146,512
Effect of:
Share based payment expense not deductible for tax purposes	1,999	15	814
Unrecognized deferred tax assets on losses incurred during the year (net of temporary differences, if any)	13,166	(23,020)	(190,987)
Unrecognized deferred tax asset on temporary differences	(76,796)	6,863	(143,801)
Profit on sale of equity accounted investee	-	-	88,702
Profit on sale of equity accounted investee taxed at a lower rate	-	-	44,351
Difference on account differential tax rates in different jurisdictions	(2,251)
Expenses/income not taxable	(8,071)	8,300	296,797
Recognition of previously unrecognized tax losses	(57,794)	(100,382)	(242,388)
	122	-	-

12.	Inventories

Inventories comprise:

	March 31, 2015	March 31, 2014
Communication hardware	219,534	187,369
Application software	13,560	13,460
	233,094	200,829

The entire carrying amount of inventories as at March 31, 2015 and 2014 are secured in connection with bank borrowings and overdraft.

13.	Trade and other receivables

Trade and other receivables comprise:

	March 31, 2015	March 31, 2014
(i) Trade receivables, net	4,669,841	3,520,587
(ii) Other receivables including deposits	1,309,434	1,267,264
(iii) Construction contract related accruals	134,180	87,682
	6,113,455	4,875,533

(i)	Trade receivables as of March 31, 2015 and March 31, 2014 are stated net of allowance for doubtful receivables. The Group maintains an allowance for doubtful receivables based on its age and collectability. Trade receivables are not collateralized except to the extent of refundable deposits received from cybercafé franchisees and from cable television operators. The Group’s exposure to credit and currency risks and impairment losses related to trade and other receivables, excluding construction work in progress is disclosed in note 37. Trade receivables consist of:

	March 31, 2015	March 31, 2014
Trade receivables from related parties	-	-
Other trade receivables	4,876,243	3,693,984
	4,876,243	3,693,984
Less: Allowance for doubtful receivables	(206,402)	(173,397)
Balance at the end of the year	4,669,841	3,520,587

The activity in the allowance for doubtful accounts receivable is given below:

	For the year ended
	March 31, 2015	March 31, 2014
Balance at the beginning of the year	173,397	210,559
Add : Additional provision, net	198,921	177,581
Less : Bad debts written off	(165,916)	(214,743)
Balance at the end of the year	206,402	173,397

(ii)	Other receivables comprises of the following items:

	March 31, 2015	March 31, 2014
Advances and other deposits (Refer Note (a) below)	511,945	758,270
Withholding taxes (Refer Note (b) below)	797,489	508,994
	1,309,434	1,267,264
Financial assets included in other receivables	118,154	56,936

Notes:

a)	Advances and other deposits primarily comprises of receivables in the form of deposits, service tax, sales tax and other advances given in the ordinary course of business.

b)	Includes withholding taxes recoverable from the Department of Income-tax for which the Company has filed tax returns for refund. The Company expects to realize such refund of withholding taxes within the next 12 months.

14.	Prepayments for current assets

Prepayments for current assets comprise of the following:

	March 31, 2015	March 31, 2014
Prepayments for purchase of bandwidth	1,17,807	21,769
Prepayments related to insurance	8,390	1,100
Prepayments-others	1,11,088	126,801
Lease prepayments	14,354	14,353
	251,639	164,023

15.	Other investments

Other Investments comprise investment in unquoted equity instruments classified as available for sale financial assets which are carried at cost. The details of such investments are given below:

	March 31, 2015	March 31, 2014
Investment in equity shares of Vashi Railway Station Commercial Complex Limited	150	150
Investment in equity shares of Sarayu Clean Gen Private Limited	1,560	1,560
	1,710	1,710

16.	Equity

No of shares

	Year ended March 31,
	2015	2014	2013
Issued as at April 01	178,530,787	178,513,589	178,513,589
Issued for cash	-	-	-
Issued for consideration other than cash	-	-	-
Exercise of share options	-	17,198	-
Issued as at March 31	178,530,787	178,530,787	178,513,589

During the financial year 2014-15, the authorized share capital of the Company was enhanced by an amount of ` 189,000. Consequently our authorized share capital is increased to ` 2,040,000 divided into 204,000,000 Equity Shares, having a par value ` 10 per share. The holders of ordinary shares are entitled to receive dividends from time to time and are entitled to vote at meetings of the Group. All shares rank equally with regard to Group’s residual assets. 125,000,000 Equity shares are ` 7 paid up per share.

The directors recommended a dividend of ` 1 per paid up Equity Share of ` 10 each for the year 2014-15 (2013-14: ` 1 per paid up Equity share of ` 10 each) and was approved by the shareholders at the Annual General Meeting held on June 18, 2015. The dividend involved a cash outflow of ` 141,030 towards dividend and ` 28,710 towards dividend distribution tax aggregating a total outflow of ` 169,740.

Also refer note 38 – Issue of share on private basis to existing promoter group and Note 28 – Share-based payment

Share based payment reserve

Share based payment reserve represents the stock compensation expense recognized in the statement of changes in equity.

Other components of equity:

a) Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

b) Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale securities until the investments are derecognized or impaired.

c) Recognized actuarial gain / loss

Recognized actuarial gain / loss represent the cumulative actuarial gain / loss recognized in other comprehensive income and presented within equity.

17.	Finance lease obligations

The Group leases routers and other equipment under finance lease arrangements. The following is a schedule of future minimum finance lease commitments as at March 31, 2015:

	March 31, 2015			March 31, 2014
	Future minimum lease payments	Interest	Present value minimum lease payments	Future minimum lease payments	Interest	Present value minimum lease payments
Less than one year	673,944	(117,140)	556,804	467,448	(114,760)	352,688
Between one and five years	671,762	(54,700)	617,062	798,082	(96,918)	701,164
Total	1,345,706	(171,840)	1,173,866	1,265,530	(211,678)	1,053,852

18.	Employee benefits

	March 31, 2015	March 31, 2014
Gratuity payable	45,903	12,744
Compensated absences	33,628	25,891
	79,531	38,635

Gratuity cost

The components of gratuity costs recognized in the consolidated income statement for the years ending March 31, 2015, March 31, 2014 and March 31, 2013 consist of the following:

	March 31, 2015	March 31, 2014	March 31, 2013
Service cost	12,089	16,016	15,900
Interest cost	4,319	4,879	4,876
Interest income	(2,950)	(3,199)	(3,295)
	13,458	17,696	17,481

Details of employee benefit obligation and plan asset are as follows:

	March 31, 2015	March 31, 2014
Present value of projected benefit obligation at the end of the year	79,038	53,369
Funded status of the plans	(33,135)	(40,626)
Recognized (asset) / liability	45,903	12,743

The following table set out the status of the gratuity plan:

Change in defined benefit obligation	March 31, 2015	March 31, 2014	March 31, 2013
Projected benefit obligation at the beginning of the year	53,369	65,723	62,610
Service cost	12,089	16,016	15,900
Interest cost	4,319	4,879	4,876
Remeasurements - Actuarial (gain) / loss	17,852	(23,806)	(5,835)
Benefits paid	(8,591)	(9,443)	(11,828)
Projected benefit obligation at the end of the year	79,038	53,369	65,723

Change in plan assets	March 31, 2015	March 31, 2014	March 31, 2013
Fair value of plan assets at the beginning of the year	40,626	42,563	43,095
Interest income	2,950	3,199	3,296
Remeasurements – return on plan assets excluding amounts included in interest income	(2,950)	-	-
Employer contributions	1,100	4,307	8,000
Benefits paid	(8,591)	(9,443)	(11,828)
Fair value of plan assets at the end of the year	33,135	40,626	42,563

Actual return on plan assets	-	3,199	3,296

Actuarial assumptions at end of the year:

The principal actuarial assumptions as on March 31, 2015, 2014 and 2013 were as follows:

	March 31, 2015	March 31, 2014	March 31, 2013
Discount rate	7.80% P.a	8.80% P.a	8.60% P.a
Long-term rate of compensation increase	7.00% P.a	6.00% P.a	8.00% P.a
Expected long term rate of return on plan assets	8.00% P.a	8.00% P.a	8.00% P.a
Average future working life time	4.90 years	4.90 years	8.40 years

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

Assumptions regarding future mortality are based on published statistics and mortality tables.

The Group assesses these assumptions with the projected long-term plans of growth and prevalent industry standards.

Historical information

	March 31, 2015	March 31, 2014
Experience adjustment on plan liabilities	(11,504)	6,405
Experience adjustment on plan assets	(2,950)	-

Contributions: The Group expects to contribute `15,000 (March 31, 2015: `15,000) to its gratuity fund during the year ending March 31, 2016.

The expected benefit payments to be made in the next five years are as under:

Year	Amount (`)
2015-16	13,603
2016-17	13,132
2017-18	12,852
2018-19	11,651
2019-20	10,310

Plan assets: The Gratuity plan’s weighted-average asset allocation at March 31, 2015 and March 31, 2014, by asset category is as follows:

	March 31, 2015	March 31, 2014
Funds managed by insurers	100%	100%

Remeasurements of the net defined benefit liability recognized in other comprehensive income

Amount recognized in other comprehensive income for the years ending March 31, 2015, 2014 and 2013 are as follows:

	March 31, 2015	March 31, 2014	March 31, 2013
Remeasurements of the net defined benefit liability
Actuarial (gain)/loss	17,852	23,806	5,835
Return on plan assets excluding amounts included in interest income	3,245
	21,097	23,806	5,835

Sensitivity Analysis of significant actuarial assumption

Sensitivity analysis for the defined benefit obligations will increase/ decrease by the amounts mentioned below if there is a variation of 50 basis points in the discount rate and salary escalation rate.

	Discount rate		Salary escalation rate
	Increase by 50 bps (` ‘000s)	Decrease by 50 bps (` ‘000s)	Increase by 50 bps (` ‘000s)	Decrease by 50 bps (` ‘000s)
Present Value of Defined Benefit Obligation	77,406	80,740	80,787	77,333

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

Contributions to defined contribution plans

In accordance with Indian law, all employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and employer make monthly contributions to the plan, each equal to a specified percentage of employee’s basic salary. The Group has no further obligations under the plan beyond its monthly contributions. The Group contributed `63,949, ` 52,524, ` 59,524 for the years ended March 31, 2015, 2014 and 2013.

19.	Other liabilities

	March 31, 2015	March 31, 2014
Deferred income and other liabilities	507,587	432,051
	507,587	432,051

Financial liabilities included in other liabilities	165,156	158,942

20.	Borrowings

	March 31, 2015	March 31, 2014
Current
Term bank loans (Refer note 1 below)	188,938	113,333
Other working capital facilities (Refer note 2 below)	743,439	448,578
Borrowings from others (Refer note 3 below)	383,119	284,600
	1,315,496	846,511
Non current
Term bank loans (Refer note 1 below)	481,438	430,889
Borrowings from others (Refer note 3 below)	340,474	155,669
	821,912	586,558

The Group has borrowings which include:

1.	The term loans bear interest rate ranging from 12.50% to 13.00% (March 31, 2014 - 12.75% to 13.25%)and repayable in equal monthly / quarterly installments within a tenor of 6 years after moratorium periods ranging from 3 months to one year

Of total balance, an amount of `  250,000 is primarily secured by charge on movable fixed assets funded by term loan and also collaterally secured by extension of EM of title deeds of property at Noida in the name of  M/s Pace Infocom (100% subsidiary of STL) together with their corporate guarantee in this regard. Loan amount of `75,600 is secured to the extent of 20% by margin money represented by fixed deposits. Balance amount of ` 269,200 is primarily secured by EM of title deeds of property of the company at Rabale.

2.	Working capital facilities:

(a)	Cash credit facilities amounting to ` 1,483,100 are primarily secured by way of pari-passu first charge on the entire current assets of the Company to all working capital bankers under consortium.

(b)	In addition to the above, out of these Cash Credit facilities,

(i) exposure amounting to ` 857,900 is collaterally secured by way of pari-passu charge on the unencumbered movable fixed assets of the Company, both present and future.

(ii) exposure amounting to ` 741,600 is collaterally secured by way of equitable mortgage over the properties at Tidel Park, Chennai and Vashi, Vile Parle at Mumbai

(iii) exposure amounting to ` 625,200 is collaterally secured by equitable mortgage over the land and building at Noida, Delhi in the name of M/s Pace Info Com Park Private Limited, a subsidiary company and also by the corporate guarantee issued by the said subsidiary and

(iv) the balance exposure amounting to ` 98,600 is collaterally secured by equitable mortgage over the Vashi property at Mumbai.

(c)     These working capital facilities bear interest ranging from 11.50% to 12.25% p.a. (March 31, 2014 - 11.70% to 13.50%) and these facilities are subject to renewal annually.

3.	Borrowings from others include secured borrowings that are secured against relevant assets and unsecured borrowings. These loans carry an interest rate ranging from 12.00% p.a to 13.00% p.a.

21.	Trade and other payables

	March 31, 2015	March 31, 2014
Trade payables	1,267,023	1,025,110
Advance from customers	156,971	114,438
Accrued expenses	1,781,520	1,462,258
Other payables	292,440	294,172
	3,497,954	2,895,978

Financial liabilities included in trade and other payables	3,428,098	2,835,738

22.	Deferred income

	March 31, 2015	March 31, 2014
Deferred income	915,692	667,778
	915,692	667,778

23.	Revenue

	Year ended
	March 31, 2015	March 31, 2014	March 31, 2013
Rendering of services
Service revenue*	10,326,821	8,589,983	7,004,027
Initial franchise fee	-	79	2,095
Installation service revenue	1,740,921	1,376,342	1,113,175
	12,067,742	9,966,404	8,119,297
Sale of products	796,872	493,825	451,019
	12,864,614	10,460,229	8,570,316

* Including revenue arising from construction contracts (refer note 24) and revenue from operating leases amount to `285,745 (March 31, 2015), `24,792 (March 31,2014) and `Nil (March 31, 2013) (refer note 31)

24.	Construction contracts in progress

	Year ended
	March 31, 2015	March 31, 2014	March 31, 2013

Contract revenue recognized for the year	129,411	71,421	197,483
Aggregate amounts of costs incurred and recognized profits (less recognized losses) upto the reporting date for contracts in progress	101,403	53,273	22,059
Amount of retentions	-	-	-
Gross amount due from customers for contract work presented as an asset	126,806	63,976	22,059

25.	Cost of goods sold and services rendered

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

26.	Selling, general and administrative expenses

	Year ended
	March 31, 2015	March 31, 2014	March 31, 2013

Personnel expenses	866,798	616,727	590,222
Marketing and promotion expenses	206,575	212,757	307,579
Administrative and other expenses*	2,058,667	1,910,329	1,553,673
	3,132,040	2,739,813	2,451,474

* Includes foreign exchange gain / (loss) of `(3,371), ` (5,284) and ` 18,881 for the years ended March 31, 2015, 2014 and 2013 respectively

27.	Personnel expenses

	Year ended
	March 31, 2015	March 31, 2014	March 31, 2013
Salaries and wages	1,473,371	1,202,713	1,356,744
Contribution to provident fund and other funds	77,112	70,604	77,286
Staff welfare expenses	18,148	17,138	15,599
Employee stock compensation expense	11,718	45	2,566
	1,580,349	1,290,500	1,452,195
Attributable to cost of goods sold and services rendered	713,551	673,773	861,973
Attributable to selling, general and administration expenses	866,798	616,727	590,222

28.	Share-based payments

Share based payments are designed as equity-settled plans. Under the equity settled plans, the Group had issued stock options under Associate Stock Option Plan (ASOP) 1999, ASOP 2000, ASOP 2002, ASOP 2005, ASOP 2007 and ASOP 2014. Each option entitles the holder to purchase one American Depository Share (ADS) at an exercise price determined by the Compensation committee on the date of the grant. There are no options outstanding in respect of ASOP 1999, ASOP 2000, ASOP 2002, ASOP 2005 and ASOP 2007 plans as at March 31, 2015. Our stock option plans are detailed as under:

(i)	Associate Stock Option Plan 2014

In July 2014, the Shareholders of the Group approved a new scheme for allotment of stock options to employees, the Associate Stock Option Plan 2014. 25,000,000 shares are reserved for this plan. Consequently 5,870,800 options were granted to the employees on January 20,2015.

The options vest in the following manner:

4,240,300 Options (Option Plan I):	3/5th of the options vest at the end of one year from the date of grant. The remaining 2/5th vests at the end of every half year during second and third years from the date of grant in four equal instalments

487,700 Options (Option Plan II):	2/5th of the options vest at the end of one year from the date of grant. The remaining 3/5th vests at the end of every half year during second, third and fourth years in six equal instalments

1,142,800 Options (Option Plan III):	2/5th of the options vest at the end of two years from the date of grant. The remaining 3/5th vests at the end of every half year during third, fourth and fifth years in six equal instalments.

The stock options can be exercised within a period of twelve months from the date of last vesting.

As the number of stock options and the price of those options were made known to each allottee, the Plan has been considered as a fixed price grant. Stock option activity under the ASOP 2007 and ASOP 2014 Plan is as follows:

No. of options granted, exercised and forfeited	Number of options	Weighted average exercise price in `	Number of options	Weighted average exercise price in `	Number of options	Weighted average exercise price in `
	2015	2015	2014	2014	2013	2013
Outstanding at the beginning of the year	30,000	98.24	54,592	98.85	601,168	152.26
Granted during the year	5,870,800	79.10	-	-	-	-
Forfeited during the year			-	-	-	-
Expired during the year	(30,000)	98.24	(7,394)	177.67	(546,576)	144.52
Exercised during the year			(17,198)	65.69	-	-
Outstanding at the end of the year	5,870,800	79.10	30,000	98.24	54,592	98.85
Exercisable at the end of the year	5,870,800	79.10	30,000	98.24	54,592	98.85

The fair value of stock options granted has been measured using the Black Scholes model at the date of the grant. The Black Scholes model includes assumptions regarding dividend yields, expected volatility, expected term (or “option life”) and risk free interest rates. In respect of the options granted, the expected term is estimated based on the vesting term, contractual term as well as expected exercise behavior of the employees receiving the option. Expected volatility of the option is based on historical volatility, during a period equivalent to the option life, of the observed market prices of the Company’s publicly traded equity shares. Share prices for the year 2011-12 have been eliminated in determining volatility as there had been extra ordinary price movements during the said period on account of capital infusion by promoters. Dividend yield of the options is based on the recent dividend activity. Risk-free interest rates are based on the Government securities yield in effect at the time of the grant. These assumptions reflect management’s best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside the Company’s control. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Further, if management uses different assumptions in the future periods, stock compensation expense could be materially impacted in future years.

The estimated fair value of stock options is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

A summary of information about fixed price stock options outstanding as at March 31, 2015 is furnished below:

	Range of exercise price in `	Number outstanding at March 31, 2015	Weighted average exercise price in `	Weighted average remaining contractual life	Number exercisable at March 31, 2014	Weighted average exercise price in `
ASOP 2007	-	-	-	-	30,000	98.24
ASOP 2014	79.10	5,870,800	79.10	3.81 - 5.81 years	-	-

The assumptions used in Black Scholes model to arrive at the fair value on grant date are as summarized below:

Assumptions
Current market price	87.88
Exercise price	79.10
Expected term	3.81 – 5.81 years
Volatility	52.02% - 61.96%
Dividend yield	10%
Discount rate	3%

29.	Financial income and expense

	Year ended
	March 31, 2015	March 31, 2014	March 31, 2013
Interest income on bank deposits	31,740	61,959	26,264
Others	29,618	58,289	47,589
Finance income	61,358	120,248	73,853
Interest expense on lease obligations	154,302	90,911	22,272
Bank charges (including letter of credit, bill discounting and buyer’s credit charges)	100,516	82,158	57,779
Interest expense on borrowings	257,475	204,553	180,390
Finance expense	(512,293)	(377,622)	(260,441)
Net finance income / (expense) recognized in profit or loss	(450,935)	(257,374)	(186,588)

30.	Earnings / (loss) per share

The calculation of basic earnings / (loss) per share for the years ended March 31, 2015, 2014 and 2013 is based on the earnings / (loss) attributable to ordinary shareholders of `375,258, `318,400 and ` 451,569 respectively and a weighted average number of shares outstanding of 141,030,787, 136,679,950, and 131,638,589, respectively, calculated as follows:

	Year ended
	March 31, 2015	March 31, 2014	March 31, 2013
Net profit / (loss ) – as reported	375,258	318,400	451,569

Weighted average number of shares – basic	141,030,787	136,679,950	131,638,589
Basic earnings / (loss) per share	2.66	2.33	3.43

Weighted average number of shares – diluted	141,155,888	136,682,565	131,636,425
Diluted earnings / (loss) per share	2.65	2.33	3.43

Weighted average number of ordinary shares basic

	Year ended March 31,
	2015	2014	2013
Issued fully paid ordinary shares at April 01	53,530,787	53,351,498	53,351,498
Effect of shares issued on exercise of stock options		169,205	162,091
Effect of partly paid shares (Note 1)	87,500,000	83,159,247	78,125,000
Weighted average number of equity shares and equivalent shares outstanding	141,030,787	136,679,950	131,638,589

Weighted average number of ordinary shares diluted

	Year ended March 31,
	2015	2014	2013
Weighted average number of ordinary shares (basic)	141,030,787	136,679,950	131,638,589
Effect of stock options	1,25,101	2,615	(2,164)
Weighted average number of equity shares outstanding (diluted)	141,155,888	136,682,565	131,636,425

Note 1:	During the year ended March 31, 2011, 125,000,000 ordinary shares were issued to the existing promoter group on a private placement basis. As of March 31, 2015, these shares were partly paid up to the extent of ` 7 (March 31, 2014 : ` 7) per share. Refer note 16 to the consolidated financial statements.

31.	Operating leases

The Group leases office buildings and other equipment under operating lease arrangements that are renewable on a periodic basis at the option of both the lessor and the lessee. Some of the leases include rent escalation clauses. Rental expenses under these leases were `370,340, ` 356,631 and ` 367,252 for the years ended March 31, 2015, 2014 and 2013 respectively. The schedule of future minimum rental payments in respect of operating leases is set out below:

As at March 31, 2015

Lease obligations	Total	Less than 1 year	1-5 years	More than 5 years
Non-cancellable operating lease obligations	1,301,444	99,558	435,743	766,143

As at March 31, 2014

Lease obligations	Total	Less than 1 year	1-5 years	More than 5 years
Non-cancellable operating lease obligations	1,690,119	123,316	540,552	1,026,251

Operating lease income:

The company has given plant and machinery under operating lease arrangements to its customers the period of which are generally up to 5 years. The schedule of minimum lease rental incomes in respect of these operating lease arrangements are given below:

	As at March 31,2015	As at March 31,2014
Receivables not later than one year	200,005	23,429
Receivables later than one year and not later than five years	300,008	81,630
	500,013	105,059

32.	Segment reporting

During the year 2013-14, the Company had reorganized its operating segments from two segments viz., Enterprise services and Software services to five segment structure. Consequently, the operating segments of the Company are as under:

Telecom services - consists of domestic data, international data wholesale voice and network managed services

Data Centre services:  consists of co-location services

Cloud and managed services: Consists of IT infra services, IT transformation services, remote and onsite infrastructure management services and delivery platforms

Technology integration services: consists Data centre build, network integration, information security, end user computing and collaborative tools and solutions

Application integration services:Application development and maintenance, application testing, mobility solutions, eLearning, portals, tools, process and automation.

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

The Group’s operating segment information for the years ended March 31, 2015, 2014 and 2013, are presented below:

Year ended March 31, 2015

	Telecom Services	Data Centre Services	Cloud and Managed Services	Technology Integration Services	Application Integration Services	Total
Segment revenue	8,461,006	1,276,767	621,826	1,466,597	1,038,418	12,864,614
Allocated segment expenses	(6,263,126)	(1,128,056)	(504,113)	(1,431,832)	(792,566)	(10,119,694)
Segment operating income / (loss)	2,197,880	148,711	117,713	34,765	245,852	2,744,921
Unallocated expenses:
Selling, general and administrative expenses						(739,659)
Depreciation and amortization						(1,271,806)
Other income / (expense), net						92,859
Finance income						61,358
Finance expenses						(512,293)
Profit / (loss) before tax						375,380
Income tax (expense) / benefit						(122)
Profit / (loss) for the year						375,258

Year ended March 31, 2014

	Telecom Services	Data Centre Services	Cloud and Managed Services	Technology Integration Services	Application Integration Services	Total
Segment revenue	6,875,633	1,223,857	515,146	842,017	1,003,576	10,460,229
Allocated segment expenses	(5,246,162)	(952,176)	(436,408)	(881,163)	(762,890)	(8,278,799)
Segment operating income / (loss)	1,629,471	271,681	78,738	(39,146)	240,686	2,181,430
Unallocated expenses:
Selling, general and administrative expenses						(597,874)
Depreciation and amortization						(1,101,243)
Other income / (expense), net						93,461
Finance income						120,248
Finance expenses						(377,622)
Profit / (loss) before tax						318,400
Income tax (expense) / benefit						-
Profit / (loss) for the year						318,400

Year ended March 31, 2013 (As adjusted)

	Telecom Services	Data Centre Services	Cloud and Managed Services	Technology Integration Services	Application Integration Services	Total
Segment revenue	5,337,983	1,235,613	510,904	785,147	700,669	8,570,316
Allocated segment expenses	(4,376,214)	(989,533)	(242,308)	(878,501)	(717,919)	(7,204,475)
Segment operating income / (loss)	961,769	246,080	268,596	(93,354)	(17,250)	1,365,841
Unallocated expenses:
Selling, general and administrative expenses						(587,909)
Depreciation and amortization						(848,210)
Other income / (expense), net						50,858
Finance income						73,853
Finance expenses						(260,441)
Profit / (loss) before tax						(206,008)
Exceptional item						657,577
Profit / (loss) for the year						451,569

Geographic segments

The Group has two geographic segments India and rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

Description	India	Rest of the world	Total
Revenues
Year ended March 31, 2015	8,558,028	4,306,586	12,864,614
Year ended March 31, 2014	6,360,299	4,099,930	10,460,229
Year ended March 31, 2013	5,222,415	3,347,901	8,570,316

The Group does not disclose information relating to non-current assets located in India and rest of the world as the necessary information is not available and the cost to develop it would be excessive.

The revenue from transactions with a single external customer did not exceed 10% of the total revenue of the Company for each of the three years ended March 31, 2015.

33.	Contingencies

a) During the previous years, the Group had received assessment orders from the Income-tax Department of India for various financial years disallowing certain expenditure like bandwidth charges and foreign currency payments for non-deduction of withholding taxes. The Company appealed against those order before Commissioner of Income Tax (Appeals) (CIT(A)) and received favourable orders. The department has filed appeals before Income Tax Appellate Tribunal (ITAT) disputing CIT(A) orders. The Group believes that the appeal by the department is not sustainable and consequently no loss contingency is necessary as at March 31, 2015. Income tax claims against the company as at March 31, 2015 amounted to `113,608 (March 31, 2014: ` 8,028).

b) Contingencies due to certain service tax claims as at March 31, 2015 amounted to ` 502,033 (March 31, 2014: ` 502,033) and sales tax claims amounted to ` 13,585 (March 31, 2014: ` 13,585).

c) Additionally, the Group is also involved as a party to lawsuits, claims and proceedings, which arise in the ordinary course of business. The Group does not foresee any material contingency out of the pending issues.

d) The Group during the year ended March 31, 2009 entered into a contract with Emirates Integrated Telecom for the construction and supply of capacity from the Europe India Gateway. As per the contract with Emirates, the Group is required to pay its share of decommissioning costs if any that may arise in the future. No provision has been made by the Group for such decommissioning costs as the amount of provision cannot be measured reliably as at March 31, 2015.

e) Effective 2012-13, the Company has participated in the Export Promotion Capital Goods Scheme (“the scheme”) under which capital equipments are permitted to be imported against a specific licence at a substantially reduced customs duty, subject to fulfilment of obligation to export services rendered by use of capital equipment imported under the scheme to the extent of over 6 times (March 31,2014: 6 times) the value of duty saved over a period of 6 years (March 31,2014: 6 years) from the date of obtaining the licence. In case of failure to meet the export obligation, the company would be liable to pay the differential between the normal duty and the duty saved under the scheme along with interest.

As of March 31, 2015, the company is holding 30 (March 31, 2014 : 32) licenses with a corresponding export obligation of `1,065,261 (March 31, 2014 : Rs 1,227,300). Considering the track record of the exports, the Company believes it would be able to meet the export obligation within the time frame and would not be exposed to any liability on account of the above scheme.

f) In respect of contingencies arising on legal proceedings, refer Note 34.

34.	Legal proceedings

a)	Proceedings before Department of Telecommunications

(i)	License fees

•	On October 12, 2009 (as later clarified by the DoT), the Department of Telecommunications (‘DOT’) raised a demand on Sify Technologies for ` 14,000 after correcting the arithmetical error in the assessment letter.

•	On February 26, 2010 DOT raised a demand on Sify Communications (erstwhile subsidiary merged with Sify Technologies Limited) for ` 26,000.

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

On a related matter, the service providers had approached TDSAT (the ‘Tribunal’) on what items of income are liable for calculation of license fee and what all items of income on which license fees are not liable to be paid. The Tribunal by its order dated April 23, 2015 held that revenue from sale of scrap, treasury income etc are to be included as part of AGR. The Tribunal has also passed an order asking DOT to levy at most nominal amount as token penalty with interest if permissible at the lower rates. The Company is reviewing the order passed by the Tribunal.  The Company had approached Honourable High Court of Madras (Court) in 2013 by filing a writ petition prohibiting Department of Telecommunications (DOT) from levying license fee on non-licensed activities. In an earlier writ petition filed by the Company in 2012, the Court restrained DOT from recovering the license fee in respect of non- telecom activities. Based on the said order passed by the Court, an interim order was passed by the Court restraining DOT from recovering license fee in respect of non- telecom activities for the writ petition filed in 2013.

(ii)	The present licence for ISP under unified license issued by DOT on June 2,2014 provides for payment of Licence fee on pure internet services. However, the company through Internet Service Providers Association of India (ISPAI) challenged the said clause before TDSAT. TDSAT passed a stay order on DOT from charging the licence fee on pure internet services.

The Company is party to additional legal actions arising in the ordinary course of business. Based on the available information as at March 31, 2015, the Company believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect. However in the event of adverse judgment in all these cases, the maximum financial exposure would be ` 25,100 (March 31, 2014: ` 26,600)

35.	Related parties

The related parties where control / significant influence exists are subsidiaries and associates. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director whether executive or otherwise. Key management personnel includes the board of directors and other senior management executives. The other related parties are those with whom the Group has had transaction during the years ended March 31, 2015, 2014 and 2013 are as follows:

Particulars	Country of incorporation	% of Ownership interest
		March 31, 2015	March 31, 2014
Holding Company
Infinity Satcom Universal Private Limited		-	-
Raju Vegesna Infotech & Industries Private Limited		-	-
Ramanand Core Investment Company Private Limited		-	-
Subsidiaries
Sify Technologies (Singapore) Pte. Limited	Singapore	100	100
Pace Info Com Park Private Limited*	India	-	100
Sify Technologies North America Corporation	USA	100	-
Others (Entities in which the Key Management Personnel have controlling interest / significant influence and relatives of Key Management Personnel)
Radhika Vegesna	India	-	-
Server Engines LLC	USA	-	-
Server Engines India Private Limited	India	-	-
VALS Developers Private Limited	India	-	-
Raju Vegesna Developers Private Limited	India	-	-

The following is a summary of the related party transactions for the year ended March 31, 2015:

Transactions	Holding Company	Associates	Others	Key Management Personnel
Consultancy services received	-	-	-	240
Sitting fees paid	-	-	-	1,910
Salaries and other short term benefits	-	-	-	52,317
Contributions to defined contribution plans	-	-	-	1,305
Share based payment transactions	-	-	-	3,736
Lease rentals paid**	923	-	3,898	-
Dividend paid	97,689	-	-	-
Amount of outstanding balances
Advance lease rentals and refundable deposits made**	-	-	2,558	-
Lease rentals payable**	-	-	121	-

The following is a summary of the related party transactions for the year ended March 31, 2014:

Transactions	Holding Company	Associates	Others	Key Management Personnel
Consultancy services received	-	-	-	240
Sitting fees paid	-	-	-	1,020
Salaries and other short term benefits	-	-	-	39,028
Contributions to defined contribution plans	-	-	-	2,029
Lease rentals paid**	900	-	3,813	-
Amount of outstanding balances
Advance lease rentals and refundable deposits made**	-	-	2,558	-

The following is a summary of the related party transactions for the year ended March 31, 2013:

Transactions	Holding Company	Associates	Others	Key Management Personnel
Consultancy services received	-	-	-	240
Sitting fees paid	-	-	-	980
Salaries and other short term benefits	-	-	-	42,042
Contributions to defined contribution plans	-	-	-	1,934
Share based payment transactions	-	-	-	270
Lease rentals paid**	900	-	3,429	-
Amount of outstanding balances
Advance lease rentals and refundable deposits made**	-	-	2,558	-

*The subsidiary has merged with Sify Technologies Limited effective April 1, 2014.

**During the year 2011 -12, the Company had entered into a lease agreement with M/s Raju Vegesna Infotech and Industries Private Limited, the holding Company, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ` 75 (Rupees Seventy Five Thousand Only) per month. Subsequently, the Company entered into an amendment agreement with effect from April 1, 2013, providing for automatic renewal for a further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years.

During the year ended March 31, 2012, the Company had also entered into a lease agreement with M/s Raju Vegesna Developers Private Limited, a Company in which Mr Ananda Raju Vegesna, Executive Director of the Company and Mr Raju Vegesna, Chairman and Managing director of the Company exercise significant influence, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ` 30 (Rupees Thirty Thousand Only) per month. Subsequently, the Company entered into an amendment agreement with effect from April 1, 2013, providing for the automatic renewal for further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years

36.	Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by each category as at March 31, 2015 were as follows:

Particulars	Note	Loans and receivables	Financial assets / liabilities at fair value through profit and loss	Available for sale	Other financial liabilities	Total carrying value	Total fair value
Assets
Cash and cash equivalents	8	1,477,547	-	-	-	1,477,547	1,477,547
Other assets	10	233,230	-	-	-	233,230	233,230
Trade receivables	13	4,669,841	-	-	-	4,669,841	4,669,841
Other receivables	13	118,154	-	-	-	118,154	118,154
Other investments	15	-	-	1,710	-	1,710	1,710
Liabilities
Bank overdraft	8	-	-	-	756,896	756,896	756,896
Finance lease liabilities	17	-	-	-	1,173,866	1,173,866	1,173,866
Other liabilities	19	-	-	-	165,156	165,156	165,156
Borrowings from banks	20	-	-	-	1,413,815	1,413,815	1,413,815
Borrowings from others	20	-	-	-	723,593	723,593	723,593
Trade and other payables	21	-	-	-	3,419,790	3,419,790	3,419,790
Derivative financial liabilities	21	-	8,308	-	-	8,308	8,308

The carrying value and fair value of financial instruments by each category as at March 31, 2014 were as follows:

Particulars	Note	Loans and receivables	Financial assets / liabilities at fair value through profit and loss	Available for sale	Other financial liabilities	Total carrying value	Total fair value
Assets
Cash and cash equivalents	8	1,270,127	-	-	-	1,270,127	1,270,127
Other assets	10	226,698	-	-	-	226,698	226,698
Trade receivables	13	3,520,587	-	-	-	3,520,587	3,520,587
Other receivables	13	56,936	-	-	-	56,936	56,936
Derivative financial asset		-	1,397	-	-	1,397	1,397
Other investments	15	-	-	1,710	-	1,710	1,710
Liabilities
Bank overdraft	8	-	-	-	637,347	637,347	637,347
Finance lease liabilities	17	-	-	-	1,053,852	1,053,852	1,053,852
Other liabilities	19	-	-	-	158,942	158,942	158,942
Borrowings from banks	20	-	-	-	992,800	992,800	992,800
Borrowings from others	20	-	-	-	440,269	440,269	440,269
Trade and other payables	21	-	-	-	2,835,738	2,835,738	2,835,738
Derivative financial liabilities	21	-	4,702	-	-	4,702	4,702

Details of financial assets pledged as collateral

The carrying amount of financial assets as March 31, 2015 and 2014 that the Group has provided as collateral for obtaining borrowings and other facilities from its bankers are as follows:

	March 31, 2015	March 31, 2014
Cash and cash equivalents	1,477,547	1,270,127
Other assets	233,230	226,698
Trade receivables	4,669,841	3,520,587
Other receivables	118,154	56,936
	6,498,772	5,074,348

Derivative financial instruments

(a)	Forwards and options

Foreign exchange forward contracts and options are purchased to mitigate the risk of changes in foreign exchange rates associated with certain payables, receivables and forecasted transactions denominated in certain foreign currencies. These derivative contracts do not qualify for hedge accounting under IAS 39, and are initially recognized at fair value on the date the contract is entered into and subsequently re-measured at their fair value. Gains or losses arising from changes in the fair value of the derivative contracts are recognized immediately in profit or loss. The counterparties for these contracts are generally banks or financial institutions. The following table gives details in respect of the notional amount of outstanding foreign exchange contracts as at March 31, 2015 and 2014.

	As of
	March 31, 2015	March 31, 2014
Forward contracts
In U.S. Dollars (Sell)	-	1,000

The Company recognized a net gain on the forward contracts of `6,094 for the year ended March 31, 2015.

The forward exchange contracts and option contracts mature between one and twelve months. The table below summarizes the notional amounts of derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

	As of
	March 31, 2015	March 31, 2014
Sell:	(USD)	(USD)
Not later than one month	-	500
Later than one month and not later than three months	-	500
Later than three months and not later than six months	-	-
Later than six months and not later than one year	-	-

(b)	Cross Currency Swap:

In order to hedge against the variability in foreign currency cash flows, the company has entered into Cross Currency Swap (Principle Only Swap) arrangement with the bank where in, the Company pays fixed USD and receives Fixed INR principal and interest cash flows. The Company has designated such derivative at Fair Value through Profit and Loss Account and the gains or loss arising on the fair valuation of the said derivative is recognized in the profit and loss account.

The details of outstanding cross currency swap contracts as of March 31, 2015 are as under:

As of
	March 31, 2015		March 31, 2014
	Payable (USD )	Receivable (INR )	Payable (USD)	Receivable (INR)
Cross Currency Swap (USD)	4,023	249,999	3,200	198,024

The maturity of these contracts extends till six years. The table below summarizes the cash flows (principal and interest) of these derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

	As of
	March 31, 2015		March 31, 2014
	Payable (USD)	Receivable (INR)	Payable (USD)	Receivable (INR)

Less than 1 year	1,080	79,408	757	56,502
One to two years	1,021	73,049	717	52,227
Two to three years	961	66,691	677	47,953
Three to four years	902	60,332	637	43,678
Four to five years	842	53,974	597	39,404
More than five years	-	-	421	26,748
Total cash flows	4,806	333,454	3,806	266,512

Fair value measurements:

The details of assets and liabilities that are measured on fair value on recurring basis are given below:

	Fair value as of March 31,2015			Fair value as of March 31,2014
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Derivative financial assets – gain on outstanding forward contracts	-	-	-	-	1,397
Liabilities
Derivative financial liabilities - loss on outstanding cross currency swaps	-	-	8,308	-	-	4,702

•	Level 1 – unadjusted quoted prices in active markets for identical assets and liabilities.
•	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
•	Level 3 – unobservable inputs for the asset or liability
o	Loss on cross currency swaps are valued using present value of cash flows from the swap contract estimated using swap rates calculated from respective countries’ yield curves.

Interest income/(expenses), gains/(losses) recognized on financial assets and liabilities

Recognized in profit or loss

	Year ended
	March 31, 2015	March 31, 2014	March 31, 2013
Loans and receivables
Interest income on bank deposits	31,740	61,959	26,264
Interest income from other loans and receivables	12,300	9,845	5,731
Impairment loss of trade receivables	(198,921)	(177,581)	(210,559)

Financial assets at fair value through profit or loss
Net change in fair value of derivative financial instruments gain/(loss)	(8,308)	(3,305)	-

Other financial liabilities
Interest expenses on lease obligations	(154,302)	(90,911)	(22,272)
Interest expenses on borrowings from banks, others and overdrafts	(257,475)	(204,553)	(180,390)

37.	Financial Risk Management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risk

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

Exposure to credit risk

The gross carrying amount of financial assets, net of any impairment losses recognized represents the maximum credit exposure. The maximum exposure to credit risk as at March 31, 2015 and 2014 was as follows:

	March 31, 2015	March 31, 2014
Cash and cash equivalents	1,477,547	1,270,127
Other assets	233,230	226,698
Trade receivables	4,669,841	3,520,587
Other receivables	118,154	56,936
Derivative financial instruments	-	1,397
Other investments	1,710	1,710
	6,500,482	5,077,455

Financial assets that are past due but not impaired

There is no other class of financial assets that is past due but not impaired other than trade receivables. The age analysis of trade receivables have been considered from the date of invoice. The ageing of trade receivables, net of allowances that are past due, is given below:

Period (in days)	March 31, 2015	March 31, 2014
Past due 181 - 270 days	416,300	274,116
Past due 271 - 365 days	222,252	265,228
More than 365 days	598,855	665,799
	1,237,407	1,205,143

See note 13 for the activity in the allowance for impairment of trade account receivables.

Financial assets that are not past due

Cash and cash equivalents, other assets, other receivables and finance lease receivables are neither past due nor impaired. The total trade receivables that are not past due as at March 31, 2015 amounts to `3,432,434 (March 31, 2014: ` 2,315,444) and impairment has not been recorded on the same.

Details of collateral and other credit enhancements held

	March 31, 2015	March 31, 2014
Security deposits received for internet access services	500	727

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

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2015

	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years
Non-derivative financial liabilities
Bank overdrafts	756,896	756,896	756,896	-	-
Finance lease liabilities	1,173,866	1,345,706	673,944	671,762	-
Other liabilities	165,156	165,156	165,156	-	-
Borrowing from banks	1,413,815	1,572,761	992,372	380,394	199,995
Borrowings from others	723,593	844,122	451,610	335,110	57,402
Trade and other payables	3,419,790	3,419,790	3,419,790	-	-
	7,653,116	8,104,431	6,459,768	1,387,266	257,397

As at March 31, 2014

	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years
Non-derivative financial liabilities
Bank overdrafts	637,347	637,347	637,347	-	-
Finance lease liabilities	1,053,852	1,263,310	466,587	765,807	30,916
Other liabilities	158,942	158,942	158,942	-	-
Borrowing from banks	992,800	1,172,355	627,455	312,979	231,921
Borrowings from others	440,269	484,151	318,702	165,449	-
Trade and other payables	2,835,738	2,835,738	2,835,738	-	-
	6,118,948	6,551,843	5,044,771	1,244,235	262,837

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

Currency risk: The Group’s exposure in USD, Euro and other foreign currency denominated transactions gives rise to Exchange Rate fluctuation risk. Group’s policy in this regard incorporates:

•	Forecasting inflows and outflows denominated in US$ for a twelve-month period
•	Estimating the net-exposure in foreign currency, in terms of timing and amount
•	Determining the extent to which exposure should be protected through one or more risk-mitigating instruments to maintain the permissible limits of uncovered exposures.
•	Carrying out a variance analysis between estimate and actual on an ongoing basis, and taking stop-loss action when the adverse movements breaches the 5% barrier of deviation, subject to review by Audit Committee.

The Group’s exposure to foreign currency risk as at March 31, 2015 was as follows:

All amounts in respective currencies as mentioned (in thousands)

	USD	CAD	CHF	EUR	GBP	DHS	HKD	SGD
Cash and cash equivalents	5,455	-	-	-	-	-	-	-
Trade receivables	11,637	1	1	82	180	-		-
Trade payables	(6,645)	-	(2)	(11)	(3)	(13)	39	-
Foreign currency loan	(14,019)	-	-	-	-	-	-	-
Net balance sheet exposure	(3,572)	1	(1)	71	177	(13)	39	-

The Group’s exposure to foreign currency risk as at March 31, 2014 was as follows:

All amounts in respective currencies as mentioned (in thousands)

	USD	CAD	CHF	EUR	GBP	DHS	HKD	SGD
Cash and cash equivalents	621	-	-	-	-	-	-
Trade receivables	10,057	-	-	110	98	-	-	2
Trade payables	(4,753)	(4)	(4)	(16)	(12)	-	(37)	-
Foreign currency loan	(7,463)
Net balance sheet exposure	(1,538)	(4)	(4)	94	86	-	(37)	2

Sensitivity analysis

A 10% strengthening of the rupee against the respective currencies as at March 31, 2015 and 2014 would have increased / (decreased) other comprehensive income and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2014.

	Other comprehensive income	Profit or( loss)
March 31, 2015	-	(20,246)
March 31, 2014	-	(7,626)

A 10% weakening of the rupee against the above currencies as at March 31, 2015 and 2014 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Interest Rate Risk: Interest rate risk is the risk that an upward movement in interest rates would adversely affect the borrowing costs of the group.

Profile

At the reporting date the interest rate profile of the Group’s interest –bearing financial instruments were as follows:

	Carrying amount
	March 31, 2015	March 31, 2014
Fixed rate instruments
Financial assets
- Fixed deposits with banks	611,912	510,336

Financial liabilities
- Borrowings from banks	17,217	-
- Borrowings from others	723,593	440,269

Variable rate instruments
Financial liabilities
- Borrowings from banks	1,396,598	992,800
- Bank overdrafts	756,896	637,347

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

Cash flow sensitivity for variable rate instruments

An increase of 100 basis points in interest rates at the reporting date would have increased / (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis has been performed on the same basis as 2014.

	Equity	Profit or (loss)
March 31, 2015	-	(22,757)
March 31, 2014	-	(15,824)

A decrease of 100 basis points in the interest rates at the reporting date would have had equal but opposite effect on the amounts shown above, on the basis that all other variable remain constant.

38.	Issue of shares on a private placement basis to the existing promoter group

On August 4, 2010, the Board of Directors of the company approved the issuance, in a private placement, of upto an aggregate of 125,000,000 of the company’s equity shares, par value ` 10 per share (“Equity shares”) at a discount compared to market value of , for an aggregate purchase price of ` 4,000,000, to a group of investors affiliated with the company’s promoter group, including entities affiliated with Mr Raju Vegesna, the company’s Chairman and Managing Director and Mr Ananda Raju Vegesna, Executive Director and brother of Mr Raju Vegesna (the “Offering”). The company’s shareholders approved the terms of the Offering at the Company’s Annual General Meeting held on September 27, 2010.

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

As on March 31, 2015, these shares are partly paid to the extent of ` 7 per share. Until the full purchase price is paid by the purchasers, the company retains a lien on the equity shares purchased in connection with the Offering. As of March 31, 2015, entities affiliated with our Chairman and Managing Director, Raju Vegesna, beneficially owned approximately 86.27% of our outstanding equity shares, which includes the 125,000,000 shares (partly paid with proportionate voting rights) issued in connection with the above Offering.

39.	Corporate Social Responsibility (CSR) expenditure

Section 135 of the Companies Act, 2013, requires Company to spend towards Corporate Social Responsibility (CSR). The Company is expected to spend ` 2,575 towards CSR in compliance of this requirement. A sum of ` 200 has been spent prior to 31st March 2015 towards Swachh Bharat Kosh of ` 100 and ` 100 towards promoting education . Further, an amount of ` 1,605 has been spent subsequent to the balance sheet date towards promoting preventive healthcare and sanitation. The balance amount to be spent is ` 770.

Item 19. Exhibits

Number	Description

1.1	Amended Articles of Association of Sify Technologies Limited. (1)

1.2	Memorandum of Association of Sify Technologies Limited. (2)

1.3	Amendment of Memorandum of Association. (3)

2.1	Deposit Agreement, dated as of October 18, 1999, among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depository Shares evidenced by American Depository Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (4)

2.2	Amendment No. 1 to Deposit Agreement among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depository Shares evidenced by American Depository Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (4)

2.3	Amendment No. 2 to Deposit Agreement among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depository Shares evidenced by American Depository Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (5)

2.4	Subscription Agreement dated November 10, 2005 between Sify Technologies Limited and Infinity Capital Ventures, LP. (9)

2.5	Standstill Agreement dated November 10, 2005 by and among Sify Technologies Limited, Infinity Capital Ventures, LP and Mr Raju Vegesna. (9)

2.6	Shareholders’ Agreement dated December 20, 2005 between Sify Technologies Limited, Infinity Satcom Universal (P) Limited, and Sify Communications Limited(erstwhile subsidiary). (10)

2.7	Shareholders’ Agreement dated November 25, 2005 between Sify Technologies Limited and Man Financial. (11)

4.1	Associate Stock Option Plan 2000 (6)

4.2	Associate Stock Option Plan 2002 (6)

4.3	Associate Stock Option Plan 2005 (12)

4.4	Associate Stock Option Plan 2007 (14)

4.5	Associate Stock Option Plan 2014

4.6	Form of Indemnification Agreement. (7)

4.7	License Agreement for Provision of Internet Service, including Internet Telephony dated as of April 1, 2002 by and between Sify Technologies Limited and the Government of India, Ministry of Communications and Information Technology, Department of Telecommunications, Telecom Commission. (3)

4.8	Bank Guarantee, dated as of November 4, 1998. (2)

4.9	Agreement, dated November 10, 2004, between Sify Technologies Limited, Satyam Computer Services Limited, SAIF Investment Company Limited and Venture Tech Solutions Pvt. Ltd. (8)

4.10	Subscription Agreement dated March 24, 2008 between Sify Technologies Limited and Infinity Satcom Universal Private Limited. (13)

4.11	Scheme of Amalgamation between Sify Communications Limited with Sify Technologies Limited and their respective shareholders (15)

4.12	Subscription agreement dated October 22, 2010 between Sify Technologies Limited and Mr Ananda Raju Vegesna, Representative of the entities and affiliates in India of Mr Raju Vegesna, Chairman and Managing Director of the company. (16)

4.13	Amendment to subscription agreement dated September 7, 2011between Sify Technologies Limited and Mr Ananda Raju Vegesna, Representative of the entities and affiliates in India of Mr Raju Vegesna, Chairman and Managing Director of the company. (17)

8.1	List of Subsidiaries.

11.1	Code of Conduct and Conflict of Interest Policy (6)

12.1	Rule 13a-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a) Certification of Chief Financial Officer

13.1	Section 1350 Certification of Chief Executive Officer

13.2	Section 1350 Certification of Chief Financial Officer

15.1	Consent of ASA & Associates in respect of the Sify Technologies Limited

____________

(1)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.

(2)	Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Commission on October 4, 1999 and incorporated herein by reference.

(3)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.

(4)	Previously filed as an exhibit to the Post-Effective Amendment No. 1 to Form F-6 filed with the Commission on January 5, 2000 and incorporated herein by reference.

(5)	Previously filed as an exhibit to the Registration Statement on Form S-8 (File No. 333-101322) filed with Commission on November 20, 2002 and incorporated herein by reference.

(6)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 29, 2004 and incorporated herein by reference.

(7)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-2 filed with the Commission on October 13, 1999 and incorporated herein by reference.

(8)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 30, 2004 and incorporated herein by reference.

(9)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 21, 2005 and incorporated herein by reference.

(10)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 7, 2005 and incorporated herein by reference.

(11)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 23, 2005 and incorporated herein by reference.

(12)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 30, 2006 and incorporated herein by reference.

(13)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on April 14, 2008 and incorporated herein by reference.

(14)	Previously filed as an exhibit to the Report on Form 20-F filed with the Commission on October 11, 2008 and incorporated herein by reference.

(15)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on January 23, 2009 and incorporated herein by reference.

(16)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 15, 2010 and incorporated herein by reference.

(17)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on September 8, 2011 and incorporated herein by reference.
150

SIGNATURES

The company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SIFY TECHNOLOGIES LIMITED

	By:	/s/ Raju Vegesna
	Name:	Raju Vegesna
	Title:	CEO & Managing Director

	By:	/s/ M P Vijay Kumar
	Name:	M P Vijay Kumar
Date: June 18, 2015	Title:	Chief Financial Officer

