Form 20-F
period 2016-03-31
SIFY TECHNOLOGIES LTD
filed 2016-06-22
CIK 1094324

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended March 31, 2016.

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from          to

☐	SHELL COMPANY PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Date of event requiring this shell Company report___________

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

Tidel Park, 2nd Floor, 4, Rajiv Gandhi Salai, Taramani, Chennai 600113 India

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Name of each Exchange on which registered

American Depository Shares, each represented by One Equity Share, par value `10 per share	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act

Title of each class	Name of each Exchange on which registered

None	Not Applicable

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

Yes ☐ No ☑

Currency of Presentation and Certain Defined Terms

Unless the context otherwise requires, references in this annual report to “we,” “us,” the “Company,” “Sify” or “Satyam Infoway” are to Sify Technologies Limited, a limited liability Company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. In January 2003, we changed the name of our Company from Satyam Infoway Limited to Sify Limited. In October 2007, we again changed our name from Sify Limited to Sify Technologies Limited. “Sify”, “SifyMax.in,”, “Sify e-ports” and “Sify online” are trademarks used by us for which we have already obtained registration certificates in India. All other trademarks or trade names used in this Annual Report on Form 20-F for the year ended March 31, 2016 (the “Annual Report”) are the property of their respective owners. In this Annual Report, references to “$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “`”, “Rs.,” “rupees” or “Indian rupees” are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to the “Group” mean Sify Technologies Limited and its subsidiaries. References to “equity shares” refer to our Indian Equity Shares, which are not traded on an exchange in India or the United States. References to “ADSs” refer to our American Depositary Shares, which are traded on the NASDAQ Global Select Market under the symbol “SIFY.”

For your convenience, this Annual Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this Annual Report, all translations from Indian rupees to U.S. dollars contained in this Annual Report have been based on the reference rate in the City of Mumbai on March 31, 2016 for cable transfers in Indian rupees as published by the Reserve Bank of India (RBI), which was `66.33 per US $1.00.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

Summary of Consolidated Financial Data

You should read the summary consolidated financial data below in conjunction with the Company's consolidated financial statements and the related notes, as well as the section entitled “Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report. The summary consolidated statements of income data for the five years ended March 31, 2016, 2015, 2014, 2013 and 2012 and the summary consolidated Statement of Financial Position as of March 31, 2016, 2015, 2014, 2013, and 2012 have been derived from our audited consolidated financial statements and related notes to the consolidated financial statements which were prepared and presented in accordance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB). Historical results are not necessarily indicative of future results.

Sify Technologies Limited

Consolidated Statement of Income

(In thousands of Rupees, except share and per share data and as otherwise stated)

	Year ended March 31,
	2016 `	2015 `	2014 `	2013 `	2012 `	2016 Convenience
						translation into US$ in thousands, except share and per share data
						(See Note 1)
Revenue	15,034,896	12,864,614	10,460,229	8,570,316	7,698,949	226,658
Cost of goods sold and services rendered	(9,103,864)	(7,727,312)	(6,136,860)	(5,340,910)	(5,124,090)	(137,245)
Other income	104,885	92,859	93,461	50,858	37,377	1,581
Selling, general and administrative expenses	(3,479,287)	(3,132,040)	(2,739,813)	(2,451,474)	(2,083,892)	(52,452)
Depreciation and amortization	(1,598,037)	(1,271,806)	(1,101,243)	(848,210)	(691,560)	(24,091)
Profit / (loss) from operating activities	958,593	8,26,315	575,774	(19,420)	(163,216)	14,451

Finance income	45,437	61,358	120,248	73,853	59,313	685
Finance expenses	(565,712)	(512,293)	(377,622)	(260,441)	(306,732)	(8,528)
Net finance income / (expense)	(520,275)	(450,935)	(257,374)	(186,588)	(247,419)	(7,843)

Profit from sale of equity accounted investee and rights therein	-	-	-	657,577	-	-
Share of profit of equity accounted investee (net of income tax)	-	-	-	-	27,298	-
Profit / (loss) before tax	4,38,318	375,380	318,400	451,569	(383,337)	6,608
Income tax (expense) / benefit	135	(122)	-	-	-	2
Profit / (loss) for the year	4,38,453	375,258	318,400	451,569	(383,337)	6,610
Attributable to:
Equity holders of the Company	4,38,453	375,258	318,400	451,569	(383,337)	6,610
Non-controlling interest		-	-	-	-	-
	4,38,453	375,258	318,400	451,569	(383,337)	6,610
Earnings / (loss) per share
Basic earnings /(loss) per share	3.11	2.66	2.33	3.43	(3.71)	0.05
Diluted earnings/(loss) per share	3.10	2.65	2.33	3.43	(3.71)	0.05

Dividend paid per share *

Fully paid up (`10 per share)	1.00	1.00	-	-	-	0.01
Partly paid up (`7 per share)	0.70	0.70	-	-	-	0.01

* Excluding dividend distribution tax

Particulars

(Rupees in thousands, except share and per share data)

Balance Sheet data

	March 31,					Convenience translation into US$ in thousands, except share and per share data (see note 1 )
	2016	2015	2014	2013	2012	2016
	`	`	`	`	`	$
Cash and cash equivalents including restricted cash	1,735,880	1,477,547	1,270,127	1,001,052	892,768	26,169

Net current assets	1,046,673	1,032,893	1,110,210	755,219	995,834	15,779

Total assets	18,601,926	16,234,235	14,114,363	11,799,408	10,582,818	280,431

Total equity attributable to equity shareholders of the Company	7,500,831	7,165,301	6,955,653	6,311,422	5,850,654	113,078

Cash Flow Data
Net cash provided by / (used in):
Operating activities	2,442,662	1,556,981	968,441	463,407	600,214	36,824
Investing activities	(1,566,051)	(866,925)	(806,684)	(212,748)	(901,971)	(23,608)
Financing activities	(580,313)	(597,725)	114,999	11,232	536,407	(8,749)

Notes

1.	Reference to shares and per share amounts refer to our equity shares. Our outstanding equity shares include equity shares held by a depository underlying our ADSs. Effective September 24, 2002, one ADS represented one equity share.

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

	High	Low
Month	`.	`
May 2016	67.71	66.27
April 2016	66.73	66.25
March 2016	68.16	66.33
February 2016	68.78	67.64
January 2016	68.09	66.18
December 2015	67.04	66.14

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

Fiscal Year Ended	Period end	Average	High	Low
March 31	`	`	`.	`.
2016	66.33	65.46	68.78	62.16
2015	62.59	61.14	63.75	58.43
2014	60.10	60.49	68.36	53.74
2013	54.39	54.53	57.22	50.56
2012	51.16	47.94	54.23	43.94

On March 31, 2016, the reference rate in the City of Mumbai for cable transfers in Indian rupees as published by RBI was `66.33.

On June 22, 2016, the reference rate in the City of Mumbai for cable transfers in Indian rupees as published by RBI was `67.56.

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

We have in the past incurred losses. We may in the future incur net losses and suffer negative operating cash flows. We expect to increase our expenditures as we continue to expand our services, promote our brand, and invest in the expansion of our infrastructure. In future, we may incur expenses in connection with investments in Data Centres and infrastructure. Accordingly, we will need to generate significant additional revenues in order to improve our profitability. Our business model is not yet consistently proven in the Indian Information and Communications Technology (ICT) space, and we cannot assure you that we will improve our profitability or that we will not incur operating losses in the future. If we are unable to become consistently profitable and continue to incur losses, we will be unable to build a sustainable business and our results of operations will be adversely affected. In this event, the price of our ADSs and the value of your investment may decline

The economic environment, increased pricing pressure and decreased utilization rates could negatively impact our revenues and operating results.

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

Reduction in IT spending, inability to maintain or increase prices, extended credit terms, and inability to maintain or improve utilization rates of our infrastructure may adversely impact our revenues, gross profits, operating margins and results of operations.

Currency fluctuations may affect the results of our operations or the value of our ADSs.

The exchange rate between the Indian rupee and the U.S. dollar has changed significantly in recent years and may continue to fluctuate substantially in the future.

We use derivative financial instruments, such as foreign exchange forward and option contracts, to mitigate the risk of changes in foreign exchange rates on accounts receivable and payable and forecast cash flows denominated in US dollar. We may not purchase derivative instruments for a sufficient amount to adequately insulate ourselves from foreign currency exchange risks. We have entered into cross currency swap and interest rate swap transactions. Exchange rate fluctuations may adversely impact our cash flows on these transactions.

For the year ended March 31, 2016, we have recognized a loss of `6.22 million ($0.09 million) on foreign exchange translations. If foreign exchange currency markets continue to be volatile, such fluctuations in foreign currency exchange rates could materially and adversely affect our results of operations in future periods. Also, the volatility in the foreign currency markets may make it difficult to hedge our foreign currency exposures effectively and make them expensive.

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

A significant portion of our revenue arises from exports in foreign currency and hence, any appreciation/ depreciation in `in relation to any foreign currency may affect our revenue and profits.

In July 2012, the RBI has mandated conversion of foreign currency balances held in Export Earners Foreign Currency (EEFC) Accounts, before the end of subsequent month of the transaction. This may force us to convert foreign currency balances to INR at an unfavourable exchange rate, which will result in loss.

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

The single largest operating cost in Data Centres is power. Currently all Data Centres are located in proximity to, or at the edge of major urban centers such as Mumbai, Chennai, Bengaluru and Noida. Inexpensive land and labour allow companies to locate new Data Centres in remote locations. We may neither be in a position to develop Data Centres at remote locations where power is cheap nor procure power at cheaper rates for our Data Centres. If our competitors procure power at lower cost, they may have an advantage over us with respect to pricing. Our inability to offer competitive pricing may result in loss of customers and will impact our business and result of operations. The alternate sources of power are also exposed to inflation, regulation and hence, any undue price increase would affect our energy cost significantly.

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

In order to improve our competitiveness, we have constructed Data Centres at NOIDA near Delhi and a Data Centre at Rabale in Mumbai, India. If we are unable to attract adequate customers, we will not be able to achieve the revenues initially anticipated, which could have an adverse effect on our future results of operations and financial condition.

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

We may not meet the selection criteria set for high value contracts by the Government.

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

We have, and continue to be subject to Indian regulations regarding the VPN license requirements, including the percentage of foreign holdings to offer VPN services as well the need for NLD/ILD licenses to offer VPN services and carrier voice services. The growth and development of the data and Internet sector is dependent on the policy support of Department of Telecommunications. Regulatory changes, as well as the continuing lack of policy initiatives to revitalize the data and Internet sector continue to be a risk.

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

Management of IT infrastructure is dependent on sophisticated tools and applications to remotely monitor the IT infrastructure and assets of customers. If we are unable to retain our competitive advantages in terms of the evolving tools & applications, or the maturity of our processes, we may lose customers and be at a competitive disadvantage compared with our larger competitors

The slower pace of recovery of the United States economy affects sales of our Remote Infrastructure Managed Services and eLearning services.

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

In order to increase advertising revenues, we need to continue to increase the number of users of our sports, recipes and entertainment video content through our websites. In order to attract consumers and generate increased engagement on our website portals, we believe we must offer compelling content, products and services. If we are not able to attract and keep new users in a constantly evolving user base, we are likely to lose page views, and advertisers may reduce or cease publishing advertisements in our websites.  It is important for us to provide necessary content through our websites to attract more users.  However, acquiring, developing and offering new content, products and services, as well as new functionality, features and enhanced performance of our existing content, products and services, may require significant costs and time to develop. In addition, consumer tastes are difficult to predict and subject to rapid change.

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

Our success depends upon the continued service of our key personnel including our senior management team, including our CEO, Chairman and Managing Director, Mr. Raju Vegesna. Each of our employees may voluntarily terminate his or her employment with us. Our success also depends on our ability to attract and retain such highly qualified technical, marketing and sales personnel. The labour market for skilled employees in India is extremely competitive, and the process of hiring employees with the necessary skills is time consuming and requires significant resources. We may not be able to retain or integrate existing personnel or identify and hire additional personnel in the future. The loss of the services of key personnel or the inability to attract additional qualified personnel could disrupt the implementation of our business strategy, upon which the success of our business depends.

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

We have provided inter-city connectivity for our Enterprise customers through lease arrangements rather than through capital investment in assets. Our ability to offer high quality telecommunications services depends, to a large extent, on the quality of the networks maintained by other operators, and their continued availability, neither of which is under our control. However, the abundance of inter-city connectivity provides us with the ability of switching to telcos offering better services. Although we always use more than one service provider where required, there can be no assurance that this dependence on external parties would not affect our network availability. Any prolonged loss of network availability could adversely affect our business and results of operations.

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

Prior to 2013-14 we did not pay dividends due to the losses incurred in the previous years and non-availability of divisible profits under Indian law. In view of the positive performance of the Company for the third successive year in 2015-16, the Board of Directors had recommended a 10% cash dividend to all the shareholders of the Company for the year ended March 31, 2016, which is subject to approval by the shareholders at the Annual General Meeting to be held on July 4, 2016.

Dividend payment is a function of profits, and the distribution of profits is based on home country laws and the financial statements prepared under the Indian Accounting Standards (Ind AS) as specified in Section 133 of the Companies Act 2013 read together with rule 4 of the Companies (Indian Accounting Standards) Rules 2015 and rule 4 of Companies (Indian Accounting Standards) Amendment Rules 2016 to the extent applicable, pronouncements of regulatory bodies applicable to the Company and other provisions of the Act.  The Board of Directors, after assessing various factors including the future cash flow requirements of the Company, recommends a dividend payout to the shareholders for approval at the Annual General Meeting.

The dividend payment policy of the Company is not certain and is contingent upon the level of performance of the Company and the recommendation of the Board of Directors and the approval of the shareholders. Thus, there is no assurance that dividends will be paid.

Risks Related to Regulation and Compliance

We may encounter legal confrontations as the Information Technology Act 2000 lacks specificity as to issues on online processes and/or Internet.

We believe that the Information Technology Act of 2000, as amended in 2011 (the “ITA”), an Indian regulation, does not address all areas of online processes or the Internet. In exercise of the powers conferred by the ITA, the Government of India issued rules in April 2011 called Information Technology rules with stringent privacy norms for Internet Service Providers and the intermediary who is handling sensitive personal information. The ITA has mandated the service providers to maintain transactions, receipts and vouchers in specific formats. The records must be produced for inspection and audit by a government nominated agency or person. The Government of India is authorized to audit security and privacy protection measures. We are exposed to risks relating to unauthorized access and non-compliance of regulations by our business partners. Such events may negatively affect our reputation, and violations of the Information Act may result in fines and litigation or cause us to incur legal costs, which may adversely affect our business and results of operations.

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

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Dodd–Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”), Sarbanes-Oxley Act of 2002 (“SOX”), new SEC regulations and NASDAQ Stock Market rules, are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

  Further, from the year 2011, there has been an increased focus on corporate governance by the U.S. Congress and by the SEC in response to the credit and financial crisis in the United States. As a result of this increased focus, additional corporate governance standards have been promulgated with respect to companies whose securities are listed in the United States, including by way of the enactment of Dodd-Frank, and more governance standards are expected to be imposed in the near future on companies whose securities are listed in the United States.

Indian regulatory authorities are increasingly focused on standards of accounting, auditing, public disclosure and corporate governance and may impose new regulations that can lead to increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

In addition, it may become more expensive and/or more difficult for us to obtain director and officer liability insurance due to increases in premium rates. Further, our Board members, CEO, Chairman and Managing Director and our Chief Financial Officer could face an increased risk of personal liability in connection with their performance of duties and our SEC reporting obligations. As a result, we may face difficulties attracting and retaining qualified Board members and executive officers, which could harm our business. If we fail to comply with new or changed laws or regulations, our business and reputation may be harmed.

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

As part of our international business, we may negotiate with and enter into contracts with strategic partners, clients, suppliers, employees and other third parties in various countries. We may inadvertently fail to comply with their laws, which may result in lawsuits or penalties and, could adversely affect our business or results of operations.

We are subject to quality of service (QOS) guidelines issued by the Telecom Regulatory Authority of India (“TRAI”). Failure to comply with one or more applicable guidelines may expose us to fines/penalties.

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

Fixing up a contention ratio may put standalone ISPs at a disadvantage as cost of delivery of Internet bandwidth may increase. Telecom companies offering similar Internet services are tempted to offer significantly lower prices and incentives as they own the last mile. Also by bundling telephony along with Internet, they can enhance their otherwise idle last mile. Under such circumstances, it will be very difficult for ISPs providing retail service to compete with big Telcos which can offer broadband services by cross subsidizing with voice/other services.

•	Submission of Carbon foot print report from the financial year 2011-12 and also to submit a carbon foot print report twice a year from the financial year 2013-14, for the six months ending September 30, before 15th of November and for the six months ending March 31, by 15th of May each year.

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

Under the Companies Act, 2013, or the Indian Companies Act, a Company incorporated in India must offer its holders of equity shares pre-emptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such pre-emptive rights have been waived by three-fourths of the shares voting on the resolution to waive such rights.

Holders of ADSs may be unable to exercise pre-emptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act of 1933, as amended, or the Securities Act, is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. To the extent that holders of ADSs are unable to exercise pre-emptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in us would be reduced.

ADS holders may be restricted in their ability to exercise voting rights.

At our request, Citibank N.A, (the “Depository”) will mail to holders of our ADSs any notice of shareholders’ meeting received from us together with information explaining how to instruct the Depository to exercise the voting rights of the securities represented by ADSs. If the Depository receives voting instructions from a holder of our ADSs in time, relating to matters that have been forwarded to such holder, it will endeavor to vote the securities represented by such holder’s ADSs in accordance with such voting instructions. However, the ability of the Depository to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that the holders of our ADSs will receive voting materials in time to enable such holders to return voting instructions to the Depository. Securities for which no voting instructions have been received will not be eligible to vote.

Under Indian law, subject to the presence in person at a shareholder meeting of persons holding equity shares representing a quorum, all resolutions proposed to be approved at that meeting are voted on by a show of hands unless shareholders present in person and holding (a) not less than one-tenth of the total voting power entitled to vote on a resolution or (b) shares with an aggregate paid up capital of at least `500,000 demand that a poll be taken. Equity shares not represented in person at the meeting, including equity shares underlying ADSs for which a holder has provided voting instructions to the Depository, are not counted in a vote by show of hands. As a result, only in the event that a shareholder present at the meeting demands that a poll be taken will the votes of ADS holders be counted. Securities for which no voting instructions have been received will not be voted on a poll. Accordingly, you may not be able to participate in all offerings, transactions or votes that are made available to holders of our equity shares.

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

Access to capital markets is critical to our ability to operate. We may require additional financing in the future for the development of our business. Declines and uncertainties in the global capital markets over the years have severely restricted raising new capital and have affected companies’ ability to continue to expand or fund new projects. If these economic conditions continue or become worse, our future cost of equity or debt capital and access to the capital markets could be adversely affected.  Our ability to obtain future financing will depend on, among other things, our financial condition and results of operations as well as the condition of the capital markets or other credit markets at the time we seek financing. In addition, an inability to access the capital markets on favourable terms due to our low stock price, or upon our delisting from the NASDAQ Global Select Market if we fail to satisfy a listing requirement, could affect our ability to execute our business plan as scheduled.

We can give no assurance as to the availability of such additional capital or, if available, whether it would be on terms acceptable to us. In addition, we may continue to seek capital through the public or private sale of securities, if market conditions are favourable for doing so. If we are successful in raising additional funds through the issuance of equity securities, stockholders will likely experience substantial dilution. If we are unable to enter into the necessary financing arrangements or sufficient funds are not available on acceptable terms when required, either due to market fluctuations or regulations imposed by the Indian Governmental authorities, we may not have sufficient liquidity and our business may be adversely affected.

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

In 2006, The Ministry of Finance (MoF), issued a press release by which Indian companies cannot raise new capital abroad unless, the securities of the company are listed on a stock exchange in India. However, by virtue of notification issued by the MoF on October 21, 2014, the issuance of depository receipts has been taken out of the 1993 Scheme and is now regulated by the Depository Receipts Scheme, 2014. The 2014 Scheme allows Indian companies, whether listed or unlisted, to access the international capital markets using depository receipts. Such issuances can either be through a public offering of depository receipts or through a preferential allotment or qualified institutional placement. They can also either be sponsored by the issuer company or unsponsored (such as when an existing shareholder sells its holding through the issue of depository receipts). These issuances are subject to the usual foreign investment regime, including in relation to sectoral caps as well as pricing.  Moreover, such issuances are permitted only to investors in certain specific jurisdictions as listed in the 2014 Scheme, which currently consists of a list of 34 countries. The earlier condition of mandatory listing in India is dispensed with.

However, in the future we may be required by the Government of India to list on the Indian stock exchange. We may not be able to comply with any timeline for listing and other standards imposed on us, and we are uncertain as to the consequences to us of any non-compliance. If we were to list our equity shares on an Indian stock exchange, we would have to comply with changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the SEBI rules and regulations and stock exchange listing requirements which may create uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

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

Our business is highly regulated as per extant telecom policy of the Government of India (the “GOI”). Our ISP license issued in the year 1998 was valid for a term of 15 years. We have been issued new licenses under the Unified License dated June 2,2014 with a validity of 20 years. If we are unable to renew the licenses for any reason, we will not be able to carry on the said business beyond license term, which may adversely affect our business or results of operations

The GOI has right to revoke, terminate or suspend or take over entire operations for reasons such as national security or similar reasons without compensation to us. In view of increasing cyber threats and attacks, the GOI may require telecom licensees (including ISPs) at their costs to provide monitoring facility across its network, and facilities for capture and retention of data in terms of traffic flow, usage details, etc. This would result in significant increase in costs and possible lesser usage due to perceived invasion of privacy by customers.

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

Under such amendment, all services under the NLD/ILD license have been subjected to an increased license fee from the existing 6% to 7% from July 2012 to March 2013 and 8% from April 2013 onwards. In addition, the Government has also amended the ISP license and brought the same under such license fee of 7% from July 2012 till March 2013 and 8% from April 2013 onwards. Our present license for Unified License ISP issued on June 2, 2014 provides for payment of License fee on pure Internet services also. The Company had approached Honourable High Court of Madras (Court) by filing a writ petition prohibiting Department of Telecommunications (DOT) from levying license fee on non-licensed activities.

Such amendments to the license agreements will significantly impact the profitability of the Company by way of additional expense due to increased license fees.

Increase in License fees paid for the licensed spectrum to Department of Telecommunications (‘DoT’) may adversely affect our cost and in turn our cash flow and profitability

DoT may increase significantly the license fees to be paid for using the licensed spectrum. This will adversely affect our profitability. We cannot assure you that there would not be any increases of license fees in the future.

In the event that the Government of India or the Government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability.

The statutory corporate income tax rate in India was 30% during fiscal year 2016 and was subject to a 12% surcharge where the taxable total income exceeds `10 crore (7% where the taxable total income is less than `10 crores but greater than `1 crore), 2% education cess and 1% secondary and higher education cess, resulting in an effective tax rate of 34.61%. We cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be implemented by the Government of India. We may be subject to tax claims by the Government of India against us in the future. Defending these claims would be expensive, time consuming and may divert our management's attention and resources from our operations.

Effective June 1, 2016, the service tax rate has been increased from 14.50% to 15%, which includes Krishi Kalyan Cess of 0.5% levied by Finance Act 2016. There are multi-year contracts entered into with customers. Customers will not accept increases in service tax rate. Consequently the incremental costs will impact the profitability and cash flow of the company. There may be future increases in service tax rate that will impact our profitability and cash flows adversely.

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

Sify Technologies (Singapore) Pte. Ltd and Sify Technologies North America Corporation are our wholly owned subsidiaries.

The address of our principal executive office is Tidel Park, 2nd Floor, 4, Rajiv Gandhi Salai, Taramani, Chennai 600 113 India, and our telephone number is 91-44-2254-0770. Our agent for Investors Relations in the United States is Grayling Global, 101 Avenue of the Americas, 14th Floor, NY 10013, United States, phone +1-646-284-9400. Our website address is www.corporate.sify.com and the information contained in our website does not constitute a part of this Annual Report.

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

From the time we launched our corporate services in 1997, we have continually upgraded our technology to provide data services to corporate clients. We were the first Internet service provider in India to make our entire network IP-based and subsequently Multi-Protocol Label Switching (MPLS)-enabled, which permitted us to continue to grow our corporate customer base. As of March 31, 2016, we provide data connectivity services to over 5,000 corporate clients in industries ranging from information technology, manufacturing, banking and financial services industry, pharmaceuticals, retail distribution and the Government.

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

On March 24, 2008, the Company entered into a Subscription Agreement with Infinity Satcom Universal Private Limited (Infinity Satcom Universal), a private limited Company in India which is controlled by Ananda Raju Vegesna and brother of Raju Vegesna, CEO, Chairman and Managing Director, for issuance of 12,817,000 Equity Shares of the Company with face value of `10/- per share at a premium of `165/-. It was approved by the Company’s shareholders at the Extraordinary General Meeting held on March 17, 2008.

On March 24, 2008, we received a sum of `112.14 million (comprising of `12.81 million towards face value and `99.33 million towards securities premium). Subsequently, Infinity Satcom Universal communicated to the Company that they would focus their attention on the business of Sify Communication Limited (erstwhile subsidiary) and hence shall not contribute the balance money towards the subscription of 12,817,000 Equity Shares on call. On August 29, 2008, the Board of Directors, forfeited the shares allotted and the application monies collected (`112.14 million including sums towards capital and premium).

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

Principal Capital Expenditures

In fiscal years 2016, 2015 and 2014, we spent `2,811 million (US$ 42.37 million), `1,485 million and `930 million respectively, on capital expenditures of which `4 million (US$ 0.06 million), `8 million (US$ 0.12 million) and nil were incurred in North America in fiscal years 2016, 2015 and 2014 respectively. The remaining amounts were incurred in India. As of March 31, 2016, we had contractual commitments of approximately `558 million (US $8.41 million) for capital expenditures towards the acquisition of property, plant and equipment. These commitments included approximately `272.14 million (US $ 4.10 million) in domestic purchases and `286.11 million (US $ 4.31 million) in imports and overseas commitments for products and spares. All our capital expenditures were financed out of cash generated from operations, equity infusion, finance leases and borrowings from banks.

Investment Strategy

In evaluating investment opportunities, we consider important factors, such as strategic fit, competitive advantage and financial benefit, through a formal net present value evaluation.

Sify Software Limited (formerly Sify Networks Private Limited)

In March 2004, we acquired E Alcatraz Consulting Private Limited, a Company engaged in the business of providing security services to corporate customers, for a consideration of `32.7 million.

During October 2009, Sify Technologies transferred eLearning, Software Development and other related businesses, which are non-telecom businesses, to the subsidiary Company for a consideration of `450 million, which was discharged by way of issue of 4.5 million ordinary shares in Sify Software Limited. Consequently, the name of E Alcatraz Consulting Private Limited was changed to Sify Software Limited in order to reflect the activities relating to Software Development business.

Due to continuous losses and the consequent erosion of the net worth, Sify Software Limited was merged with Sify Technologies Limited effective April 1, 2013.

Globe Travels, USA.

In April 2006, we acquired Globe Travels, USA engaged in the business of selling online airline tickets in the U.S. with a special focus on the U.S.-India sector along with its Indian arm for a consideration of US $2.50 million, apart from 125,000 stock options and some conditional earn out payments. On account of continued decline in business, the company has ceased its travel business operations.

Due to the decline in business travels on account of the global economic environment, the company tested impairment for goodwill and intangibles, and recorded impairment charges of `1,857, `47,269 and `15,200 during the years 2010-11, 2009-10 and 2008-09 respectively.

India World Communication Limited

India World Communications Limited filed an application with the Registrar of Companies (ROC), Tamil Nadu in 2008 for the winding up of its business under section 560 of the Indian Companies Act,1956. The Registrar had struck off its name from the register. Since then, India World Communications Limited ceased to exist from the date of order of the ROC.

Sify Technologies (Singapore) Pte Ltd

Sify Technologies (Singapore) Pte Ltd incorporated in Singapore as a wholly owned subsidiary of Sify Technologies Limited to pursue the business of Information Technology Enabled Services, Sourcing and Selling of Networking Equipment and IT Software and Software Consultancy Services. During fiscal 2016 further investment of US $ 500,000 was made in the equity shares of subsidiary.

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

Hermit Projects Private Limited and Pace Info Com Park Private Limited

In November 2011, we acquired Hermit Projects Private Limited (HERMIT) for the implementation of a state-of-art Data Centre Project at Noida, U.P, along with its wholly owned subsidiary Pace Info Com Park Private Limited (PACE), the original allottee of the land at Noida, U.P. for a consideration of `1,140 million. As HERMIT was acquired only as a Special Purpose Vehicle for acquiring PACE, HERMIT merged with Sify Technologies Limited, the holding Company effective April 1, 2013.

Effective April 1, 2014, PACE was merged with the holding company, Sify Technologies Limited. We are in the process of obtaining the requisite approval for incorporating the name change from PACE to Sify in the statutory records maintained by the Government with respect to land located at Noida.

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

Due to changes in the Company’s business model, SEIF had not started its commercial activities and hence, SEIF was closed in 2014 by filing the necessary application with the statutory authorities.

Sify Technologies North America Corporation

Sify Technologies North America Corporation was incorporated in the State of Delaware, USA on May 7, 2014 as a wholly owned Subsidiary of Sify Technologies Limited to pursue the overseas market for eLearning and Infrastructure Managed Services in the US region.

Business Overview

We are among the largest integrated ICT Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 1300 cities and towns in India. This telecom network also connects 36 Data Centres across India including Sify’s 6 Tier III Data Centres across the cities of Chennai, Mumbai, Delhi and Bengaluru and customer data centres.

In late 2012, we reorganised our business to enable scale, flexibility and the ability to cross pollinate our business across multiple verticals. The focus of the business shifted to Solutions and Services from a hitherto infrastructure focus. This, we call Sify 3.0.

Post the re- organization along service lines, a significant part of our revenue is derived from Enterprise Services, comprising Telecom services, Data Centre services, Cloud and Managed services, Applications Integration services and Technology Integration services. Sify also provides services that cater to the burgeoning demands of the small and medium business (SMB) community, much of it on its Cloud services platform.

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

Forecasting the explosive growth that the telecom market will see, we were the first in the country to offer an IPv6 ready network; a fact underscored by the Telecom policy of 2012. This network reaches more than 1300 towns and cities and gives a prospect of more than 2600 points of presence.

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

b) Data Centre services

We are among the earliest to invest in the Data Centre landscape in the country with our first Data Centre in Vashi, Mumbai in the year 2000. Even in the early days of the IT revolutions, we set very high benchmarks with each of our subsequent data centre being Tier III compliant. We currently have 6 Tier III Data Centres across various geographical locations in India. This business offers services such as co-location, regular backup, server load balancing, remote backup; Managed Services like Messaging, shared Hosting, network and security; Storage and Virtualization and Managed Voice services to all resident Enterprises.

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

This business provides On-Demand, anywhere, Flexible, Multi-tenant and Dedicated storage solutions, Public, Private and Hybrid cloud platforms and IaaS, Paas and DR as services. We are also the only company offering Cloud Delivery solutions on a home grown tool with an objective of reducing the TCO offering value to customers, on a completely automated platform called Cloudinfinit.

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

TIS leverages Sify’s home-grown expertise in design, implementation and maintenance to deliver end- to-end managed IT services across datacenters, network and security.

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

Industry Overview

The last decade was significant in the IT industry landscape because of several reasons. First was the galloping rate at which IT infrastructure grew along with mobile penetration. Second was the emergence of convergence technology and smartphones becoming the defacto norm. The third was the network penetration into the hinterland thereby mitigating the connectivity issues and paring the technology landscape. Importantly, the recognition of IT as an infrastructure industry, thus helping in access to power and much needed capital investments.

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

But the Cloud requires a viable eco-system to thrive. An eco-system that we have been steadily building for two decades for our clients. We have strategized these offerings in the form of Sify 3.0, Sify’s third phase of growth. The focus shifted from Capex intensive infrastructure to offering our Solutions and Services as much as on pay per use model. In order to achieve our Sify 3.0 objective and market orientation, we have restructured ourselves into five business lines of Telecom Services, Data Centre services, Cloud and Managed Services, Technology Integration services and Applications Integration Services.

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

Our network, reaches 1300 cities and towns with more than 2600 Points of Presence and 85,000 links, thus making us the largest MPLS network in India.

b)	Data Centre services.

Right from our first Data Centre at Vashi, Mumbai in 2000, we have invested in the top of the line technologies across all our networks with every new data centre taking the game forward. The Sify SDA (Sify Data Centre Architecture) 4.0 is an IP that has found acceptance in the several Data Centres that we have built for our customers.

These DCs also offer a multitude of Value Added services over the traditional notion of basic collocation and Opex driven storage solutions. With approximately 0.2 million square feet coverage today including the new Data Centres, we are among the largest to offer Data Centre space in the market.

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

Sify offers turnkey solutions to clients who are new to both technology and technology refreshes. We do this by leveraging our home-grown expertise in design, implementation and maintenance to deliver end-to-end managed IT services across datacenters, network and security.

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

e)	Applications Integration services

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

•              Cover more of the country with our network, increase the bandwidth support and drive more customer usage. Our network is based on Internet Protocol, or IP, and we are the first Indian service provider to have made our network Multi-Protocol Label Switching (MPLS) compliant. We are also the first IPv6 ready network having laid it down as early as 2000. In the fiscal year 2013-14, we implemented the proprietary CloudCover to connect Data Centres across India with a multi-mode, multi-mesh network. This builds redundancy at multiple levels across the network. This network connects 36 of India’s Data Centres including 6 of our own. To ensure undisrupted high quality service and to achieve cost efficiencies, we have invested in an undersea cable consortium. The capacity went live during the Q1 of 2012-13. We have further increased the capacity during the fiscal 2016. We have also leased intercity links from multiple suppliers including BSNL, Bharti Airtel, TATA, Railtel and Power Grid Corporation, such that each one of our nodes is accessible from at least two other nodes, if not by two long distance operators. We believe that as the size and capacity of our network infrastructure grows, its structure and national coverage will create economies of scale. Being vendor neutral, we are able to procure bandwidth in a cost effective manner.

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

•              Create pull with newer more efficient technology and hence draw more customers into the Sify fold. In order to transition to being an Enterprise player, we began by expanding our bouquet of services in line with market demand. A nascent retail broadband gave rise to data storage and hence our first Data Centre was born at Vashi Mumbai in 2000. As a brand, we have consciously aligned with the best-of-breed technology and benchmarks. Hence, right from our first Data Centre, all our subsequent ones were also Tier III compliant. Our managed services bouquet has been a mix of home grown applications and offerings through tie ups with industry leaders like HP, VMware, Akamai, SAP etc.

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

•              Expand into international markets for providing managed network services. We are now at a crucial phase in our growth. Over the years, we have built a substantial knowledge house of services and they are ready to be delivered to clients beyond India’s borders. We are actively pursuing an agenda of tying up with international IT majors and taking these strengths to customer worldwide, starting with North America. Our in-house IP services like eLearning are already being offered to multiple geographies in the US and Europe.

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

Data Centre Services. We operate 6 Tier III Data Centres of which three are located in Mumbai (Bombay), one each at Noida (UP), Chennai (Madras) and Bengaluru, which are designed to act as reliable, secure and scalable facilities to host mission-critical applications. We offer co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks or hire complete racks, and even rent ‘secure cages’ at the hosting facility as per their application requirements. We also offer a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration and network configuration.

Cloud and Managed Services. Our on-demand hosting (cloud) services offers end-customers with the best in class solutions to Enterprises. We have joined the global program of two world majors and offer their suite of on-demand cloud services giving them the option to “rent” software licenses on a monthly “pay as you go” basis. This model is aimed at helping Indian companies, both large and small, to safely tap computing capacity inside and outside their firewalls to help ensure quality of service for any application they want to run.

Our Remote and Onsite Infrastructure Managed services provides continuous proactive management and support of customer operating systems, applications and database layers through deploying specialized monitoring tools and infrastructure experts to ensure that our customers’ infrastructure is performing optimally.

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

Applications Integration services: Our range of web-applications include sales force automation, supply chain management, workflow engine and knowledge management systems.

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

•	The finance channel of Sify http://sify.com/finance/ covers the entire spectrum of equity markets, business news, insurance, mutual funds, loans, SME news and a host of paid and free financial services.

•	The sports channel http://sify.com/sports/ covers the entire gamut of Indian and international sports with special focus on cricket.

•	We also host WWE updates as a standalone service http://wwe.sify.com/ for users.

•	The food channel www.bawarchi.com focuses on Indian recipes and cooking and is especially popular among non-resident Indians (NRIs) audiences with over 90% of its content being user generated

•	Our NRI news portal, www.samachar.com focuses on Indian news and allows NRIs to stay connected to India by aggregating news from across all popular newspapers and other news portals. This portal provides a range of news in English and five Indian languages. Apart from Samachar we have another India targeted news channel http://sify.com/news which offers national and international general, political and offbeat news.

•	Movies channel on Sify http://sify.com/movies is one of the key channels which offer updates from Bollywood/ Hollywood and all regional film industries. The content includes movie reviews, industry news, video galleries, photo galleries, downloads (photos) etc.

•	Games channel of Sify http://games.sify.com offers multiple scoring and non-scoring games. Games include cricketing games, racing games, football specific games.

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

The Company does not currently anticipate that it will serve markets in, or have any contacts with, Sudan, Iran or Syria, or any other countries which are designated as state sponsors of terrorism by the U.S. Department of State. As of the date of this Annual Report, the Company has not provided any service to Iran, Sudan, or Syria, or any other countries which are designated as state sponsors of terrorism by the U.S. Department of State directly or indirectly, any products, equipment, software, technology, information or support, and has no agreements, arrangements, or other contacts with the governments of those countries or entities they control.

Customer Service and Technical Support

The implementation of the single UAN for all Enterprise customers across India has centralised all customer enquiries to one point, thus enabling us to pour resources and efforts into a single minded endeavor. We support both telephonic and email interactions from our clients and support for Enterprises services is 24x7x365.

Sales and Marketing

From a business standpoint, we have 5 different lines of business. But on the sales front, the entire team is trained to upsell and cross sell across the entire bandwidth of services. We believe this is essential and imperative given the space for bundling of our services. The 345 person Sales team caters to the demand of Enterprises and the growing SMB market.

Technology and Network Infrastructure

Geographic coverage: Our network today reaches more than 1300 towns and cities and between them have more than 85,000 links. This network is completely owned giving us complete control on the technology, traffic and speed over them. These points of presence, or primary nodes, reside at the core of a larger Internet protocol network with a Star and meshed topology architecture thereby building in redundancy at every point and translating into minimum or no downtime for customers.

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

In addition to a fundamental emphasis on reliability and security, our network design philosophy has focused on compatibility, interoperability, scalability and quality of service. We use Internet protocol with Multi-Protocol Label Switching, or MPLS, to transmit data, thus ensuring that our network is completely interoperable with other networks and systems and that we may port any application onto our network. The modular design of our network is fully scalable, allowing us to expand without changing the network design or architecture.

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

Data Centre Infrastructure. We operate six tier III Internet Data Centres, three in Mumbai, one each at Chennai, Bangalore and Noida (UP) . We offer managed hosting, security and infrastructure managed services from these facilities. These data centres are completely integrated with our IP / MPLS network which provides seamless connectivity for our customers from their premise to their applications hosted in the Data Centres. The Data Centres conform to the tier III standards to cater to the security consideration of our customer servers. We intend to invest in additional Data Centres, and are currently building a world class data centre at Rabale in Mumbai.

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

Property, Plants and Equipment

We own approximately 100,000 square feet corporate headquarters located in Chennai (Madras), India and an approximately 20,000 square feet regional office in Mumbai (Bombay). We have leased approximately 3,500 square feet network operations center in Chennai, a 27,000 square feet Data Centre in Vashi, Mumbai, 95,250 square feet Data Centre in Airoli, 46,600 square feet in Bangalore Data Centre and 65,000 square feet Data Centre in Rabale, Mumbai. In November 2011, we acquired 175,000 square feet of building space for construction of a Data Centre space in Noida, UP on acquisition of Pace Info Com Park Private Limited, through Hermit Projects Private Limited, its holding company. Construction in the said Data Centre was completed and went live during fiscal 2015. We have acquired over 200,000 square feet of building space for construction of a Data Centre space in Rabale, Mumbai which is completed and became operational during fiscal 2016.

We have also acquired another building measuring 83,450 square feet at Rabale, Mumbai for future business.

Our Chennai facility houses our central network servers as well as our network staff who monitors network traffic, service quality and equipment at all our points of presence, or POPs, to ensure a reliable Internet service. We have POPs in over 1,300 towns/cities across India. Most of our POPs are staffed 24-hours-a-day, seven-days-a-week. Our POPs average approximately 750 square feet at each location. We have backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability. Our property, plants and equipment are pledged towards obtaining loans / working capital facilities from banks.

The Company had entered into a contract with Emirates Integrated Telecom (“the Emirates”) for the construction and supply of undersea cable capacity from the Europe India Gateway (EIG). The Capacity went live during fiscal 2013 and was upgraded during fiscal 2015 and 2016. This enables significant capacity on ground leading to ability to service larger customers.

Item 4A. Unresolved Staff Comments

None.

Item 5.Operating and Financial Review and Prospects

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Sify is among the largest integrated ICT Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common data network infrastructure reaching more than 1300 cities and towns in India. This telecom network today connects 36 client Data Centres across India, including Sify’s own 6 Tier III Data Centres across the cities of Chennai, Mumbai, Delhi and Bengaluru.

Most of the company’s revenue is derived from Telecom services, Data Centre Services and Technology Integration Services.

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

Data Centre Services: We operate 6 Tier III Data Centres of which three are located in Mumbai (Bombay) and one each at Noida (UP), Chennai (Madras) and Bengaluru, which are designed to act as reliable, secure and scalable facilities to host mission-critical applications. We offer co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks or hire complete racks, and even rent ‘secure cages’ at the hosting facility as per their application requirements. We also offer a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration and network configuration.

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

Our Remote and Onsite Infrastructure Managed services provides continuous proactive management and support of customer operating systems, applications and database layers through deploying specialized monitoring tools and infrastructure experts to ensure that our customers’ infrastructure is performing optimally.

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

Expenses

Cost of goods sold and services rendered

Telecom Services

Cost of goods sold and services rendered for the corporate network/data services division consists of telecommunications costs necessary to provide services and cost of goods in respect of communication hardware and security services sold, commission paid to franchisees and cable television operators, the cost of voice termination for voice and VoIP services and other direct costs. Telecommunications costs include the costs of international bandwidth procured from TELCOs and are required for access to the Internet, providing leased lines to our points of presence, the costs of using third-party networks pursuant to service agreements, leased line costs and costs towards spectrum fees payable to the Wireless Planning Commission or WPC for provision of spectrum to enable connectivity to be provided on the wireless mode for the last mile. Other costs include cost incurred towards annual maintenance contract, the cost of installation in connectivity business and the costs incurred in providing Hosting services. In addition, the Government of India levies an annual license fee of 8% of the adjusted gross revenue generated from IP-VPN services and Voice services under the NLD/ILD license.

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

Applications Integration Services

Cost of goods sold and services rendered consists of professional charges payable to domain specialists and subject matter experts, cost of billable associates of e-learning business, cost of operating in third party facility for online assessment including invigilator costs and cost of procuring and managing content for the websites and other direct costs for the revenue streams.

Selling, general and administrative expenses

Selling, general and administrative expenses consists of salaries and commissions for sales and marketing personnel, salaries and related costs for executive, financial and administrative personnel, advertising and other brand building costs, travel costs, and occupancy and overhead costs.

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

Stock compensation expense

A total of 25 million equity shares are reserved for issuance under our Associate Stock Option Plans (ASOPs). Our ASOP 2014 was adopted at the Eighteenth Annual General Meeting held on July 28, 2014. As of March 31, 2016, we had an aggregate outstanding of 5.67 million options under our ASOP with a weighted average exercise price equal to approximately `79.10 ($1.19) per equity share. Unamortized stock compensation expense as of March 31, 2016 on these options is `30.68 million ($ 0.46 million).

Results of Operations

The following table sets forth certain financial information as a percentage of revenues:

	Fiscal
	2016	2015	2014
	%	%	%
Revenues	100	100	100
Cost of goods sold and services rendered	(60.55)	(60.07)	(58.67)
Other income/(expense)	0.70	0.72	0.89
Selling, general and administrative expenses	(23.14)	(24.35)	(26.19)
Depreciation and amortization expenses	(10.63)	(9.89)	(10.53)
Profit from operating activities	6.38	6.42	5.50
Finance income	0.30	0.48	1.15
Finance expenses	(3.76)	(3.98)	(3.61)
Net finance income/(Loss)	(3.46)	(3.51)	(2.46)
Profit before tax	2.92	2.92	3.04
Income tax (expense)/ benefit	-	-	-
Net profit for the year	2.92	2.92	3.04

Results of year ended March 31, 2016 compared to year ended March 31, 2015

Revenues

The growth in our revenues in fiscal 2016 from fiscal 2015 is given below

	2015 – 16	2014-15	Increase/ (decrease)	% Change

Revenues	15,035	12,865	2,170	17%

Year 2015-16 had a 17% growth with an increase in revenues of `2,170 million ($32.71 million) contributed largely by Telecom Services with a revenue growth of `1,088 million ($16.4 million), Technology Integration services with `572 million ($8.62 million), Data Centre Services with `247 million ($3.72 million) and Cloud and Managed Services with `319 million ($4.80 million). The increase is offset by decrease in revenue from Applications Integration Services by `56 million ($0.84 million).

The revenue by operating segments is as follows:

	Revenue		Percentage of revenue		Growth %
	2015-16	2014-15	2015-16	2014-15
Telecom Services	9,549	8,461	64%	66%	13%
Data Centre Services	1,523	1,276	10%	10%	19%
Cloud and Managed Services	941	622	6%	5%	51%
Technology Integration Services	2,039	1,467	14%	11%	39%
Applications Integration Services	983	1,039	6%	8%	-5%
Total	15,035	12,865	100%	100%	17%

Revenue from Telecom Service increased by `1,088 million ($16.4 million) primarily due to (i) an increase in revenue of `369 million ($5.6 million) from Connectivity Services, contributed by net increase in number of links by 7,264 with existing and new customer engagements, and (ii) an increase in revenue of `719 million ($10.8 million) in Voice Services, which is on account of an increase of` `739 million ($11.15 million) from ILD business, contributed by volume increase of 236 million minutes, partially offset by reduction of `20 million ($0.3 million) from VoIP services.

Revenue from Data Centre Services increased by `247 million ($3.72 million) due to increase of new contracts and capacities sold from our new data center.

Revenue from Cloud and Managed Services increased by `319 million ($4.81 million), primarily on account of an increase of `23 million ($0.4 million) from cloud based offerings on account of new customer engagements and increase in Infrastructure managed services by `296 million ($4.46 million) due to increase in customer engagements.

Revenue from Technology Integration Services increased `572 million ($8.62 million), on account of increase in revenues from large network integration, security services and DC build contracts by `654 million ($9.86 million) and partially offset by reduction of `82 million ($1.23 million) from digital certification.

Revenue from Applications Integration Services decreased by `56 million ($0.84 million). The decrease is attributable to decrease in (i) revenue by `64 million ($0.96 million) from SAP and App-led SI and (ii) Portals business by `41 million ($0.62 million) on account of decrease in customer engagements. (iii) Online Assessment services by `5 million ($0.07 million).The decrease is partially offset by increase in e Learning business by `54 million ($0.8 million) on account of increase in customer engagements.

Other income

The change in other income is as follows:

	2015 -16	2014-15	Increase/ (decrease)	% Change
Other income	104	92	12	13%

The increase in other income is on account of increase in rental income by `28.3 million ($0.43 million) and a provision for expenses amounting to `49.9 million ($0.75 million) written back during current year. The increase is offset by decrease in write back of deposits/advances no longer required by `41.6 million ($ 0.63 million) and reimbursements of investor related expense to our ADS programs by `25 million ($ 0.38 million).

Cost of goods sold and services rendered (COGS)

Our cost of goods sold and services rendered in each of the business segment is set forth in the following table:

			Increase/
	2015-16	2014-15	(decrease)	% change
Telecom Services	6,031	5,055	976	19%
Data Centre Services	817	729	88	12%
Cloud and Managed Services	341	223	118	53%
Technology Integration Services	1,291	1,136	155	14%
Applications Integration Services	624	584	40	7%
Total	9,104	7,727	1,377	18%

The cost of goods sold has increased by 18% on overall basis and the movement in COGS by nature of expense is explained in detail below:

			Increase/
	2015-16	2014-15	(decrease)	% change
Network Costs	5,165	4,124	1,041	25%
Revenue share	463	409	54	13%
Cost of goods sold	1,271	1,325	(54)	-4%
- Sale of products	815	740	75	10%
- Integration services	456	585	(129)	-22%
Direct Resources costs	862	714	148	21%
Power costs	775	644	131	20%
Other direct costs	568	511	57	11%
Total	9,104	7,727	1,377	18%

Network costs comprises cost of Bandwidth leased out from TELCOS, Inter connect charges and IP termination costs payable to carriers. Increase in Network costs of `1,041 million ($15.69 million) is due to (i) `212 million ($3.2 million) increase in Bandwidth costs incurred on account of capacity upgrades and newer links and (ii) `829 million ($12.5 million) of Inter connect charges due to the increase of 236 million minutes in the volume of International Long distance.

Revenue share cost comprises revenue share payable to DOT on licensed services. Increase in revenue share is on account of increase of `54 million ($0.8 million) in the revenue share payable to DOT on account of increase in licensed Revenues.

Cost of Goods sold consists of cost of Hardware and Software and integration services. Cost of Hardware and Software sold decreased by `54 million ($0.8 million). The same being on account of decrease in projects in Technology Integration business by `129 million ($1.9 million) which is partially offset by increase in cost related to one time sales by `75 million ($1.1 million)

Direct Resource costs comprises the cost of resources deployed on the Network Infrastructure Delivery (Part of Telecom service), and resources involved in delivery of applications integration services, cost of billable resources of e Learning (Part of Applications Integration services) and Infrastructure Managed services (Part of Cloud and Managed Services). Increase in resources costs of `148 million ($2.2 million) is primarily on account of increase of (i) `70 million ($1.06 million) increase in delivery telecom services, (ii) Applications Integration Services by `33 million ($0.50 million) (iii) `28 million ($0.42 million) in resource cost of Managed Services Delivery (Part of Cloud and Managed services), (iv) Technology Integration Services by `14 million ($0.21 million) and (v) DC services increase by `3 million ($0.05 million) on account of increase in number of employees.

Power cost comprises of electricity charges incurred for our Data Centre operations. Power cost increased by `131 million ($2 million) due to increase in occupancy of Noida DC and also increase in consumption in existing Data centers and increased power tariff.

Other direct cost, comprises Link implementation and maintenance charges pertaining to Telecom services, direct cost of Applications Integration services business, digital certificate platform, content costs and subject matter experts for international businesses. The increase in other direct costs of `57 million ($0.9 million) is primarily on account of increase of (i) `17 million ($0.3 million) in applications integrations services on account of operating cost of online assessment and cost of delivering large projects (ii) `72 million ($1.1 million) on account of operating costs of cloud and managed services and.(iii) decrease of `32 million ($0.5 million) on account of lower link maintenance charges.

Selling, General and Administrative expenses

Selling, General and Administrative expenses of the Company by nature of expenses are set forth as follows:

	2015-16	2014-15	Increase/ (decrease)	% change
Operating costs	861	869	(8)	-1%
Selling and Marketing Expenses	136	103	33	32%
Associate Expenses	1,308	974	334	34%
Other Indirect expenses	986	922	64	7%
Allowance for doubtful receivables/advances	182	261	(79)	-30%
Forex (Gain )/ Loss	6	3	3	100%
Total	3,479	3,132	347	11%

Operating costs includes rental, repairs and maintenance charges of our network operating centers, base stations and other co-location sites including the rent and maintenance for our Data Centres. Operating costs decreased by `8 million ($0.12 million) primarily on account of decrease in repairs and maintenance and network operating cost.

Selling and Marketing expenses consist of, selling commission payable to sales partners, incentive to salesmen and, marketing and promotion costs. The increase in Selling and Marketing expenses is on account of increase in marketing spend.

Associate expenses, consists of cost of the employees who are part of the Sales and marketing, Business development, General management and support services. Associate expenses increased by `334 million ($5.04 million) between two periods due to increase in headcount.

Other indirect expense consists of, rental and electricity cost of office, travel cost, legal charges, professional charges, communication and others.

Allowance for doubtful receivables/advances consists of the charge on account of the provisions created during the year against doubtful receivables/advances. Allowance for doubtful receivables/advances decreased by `79 million ($1.19 million) between two periods primarily on account of reduction in provision for doubtful advances.

Depreciation and amortization

Depreciation and amortization is set forth in the table below:

	2015 -16	2014-15	Increase/ (Decrease)	% Change
Depreciation and amortization	1,598	1,272	326	26%
As a percentage of carrying value	23.04%	19.43%

As the business is continuing to expand, the amount of depreciation is increasing on account of constructing and deploying new facilities by the Company. Increase in depreciation is primarily on account of leased assets taken for customer specific contracts by `148 million ($2.2 million) and ` 103 million ($1.6 million) on account of commissioning of new data centre at Rabale, during the fiscal 2016.

Profit from operating activities

	2015 -16	2014-15	Increase/ (Decrease)	% Change
Operating profit	959	826	133	16%
As a percentage of revenue	6.38%	6.42%

The operating profit as a percentage of revenue has remained flat due to increase in depreciation and amortization expense compensated by decrease in percentage of selling and distribution expenses.

Finance income/expense

	2015 -16	2014-15	Increase/ (Decrease)	% Change
Finance income	45	61	(16)	-26%
Finance expense	(565)	(512)	53	10%
Net finance income/expense	(520)	(451)	69	15%

Finance income: The finance income primarily consists of interest received from bank deposits of `28 million ($0.42 million), and interest income on other deposits of `17 million ($0.26 million). The interest received from bank decreased by `4 million ($0.06 million) from last year, and interest income on other deposits decreased by `12 million ($0.18 million) on account of income tax refund received during previous year amounting to `5 million ($ 0.76) and decrease in interest collected on deposits with third parties by `7 million ($ 0.11 million) due to refund of deposits during current year.

Finance expense: The finance expense primarily consists of `126 million ($1.9 million) of interest expense on leases, `86 million ($1.29 million) of interest paid on term loans from banks, `127 million ($1.91 million) of interest paid on fund based working capital facilities from banks, `17 million ($0.26 million) interest expense arising on account of loss on cross currency and interest rate swap transactions, `83 million ($1.25 million) interest paid to other financial institutions and `126 million ($1.9 million) of other borrowing costs paid in respect of utilization of non-fund facilities from the banks and other processing charges.

The company has raised new foreign currency term loans from banks amounting to `601 million ($9.06 million) during the current year and working capital loans increased by `194 million ($2.92 million) over fiscal 2015, resulting in increase in interest expense.

Net Profit

	2015-16	2014-15	Increase/ (Decrease)	% Change
Net Profit	438	375	63	17%
As a percentage of revenue	2.91%	2.91%

The increase in the net profit during the year 2015-16 is attributable mainly to increase in revenue.

Results of year ended March 31, 2015 compared to year ended March 31, 2014

Revenues

The growth in our revenues in fiscal 2015 from fiscal 2014 is given below

	2014 – 15	2013-14	Increase/ (decrease)	% Change

Revenues	12,865	10,460	2,405	23%

Year 2014-15 had a 23% growth with an increase in revenues of `2,405 million ($38.4 million) contributed largely by Telecom Services with a revenue growth of `1,586 million ($25.3 million), and Technology Integration services with `624 million ($10 million).

The revenue by operating segments is as follows:

	Revenue		Percentage of revenue		Growth %
	2014-15	2013-14	2014-15	2013-14
Telecom Services	8,461	6,875	66%	65%	23%
Data Centre Services	1,276	1,223	10%	12%	4%
Cloud and Managed Services	622	515	5%	5%	21%
Technology Integration Services	1,467	843	11%	8%	74%
Applications Integration Services	1,039	1,004	8%	10%	3%
Total	12,865	10,460

Revenue from Telecom Service increased by `1,586 million ($25.3 million) primarily due to (i) an increase in revenue of `653 million ($10.4 million) from Connectivity Services, contributed by an increase in number of links by 8,704 with existing and new customer engagements, (ii) 632 million ($10.0 million) revenue on account of large network integration project and (ii) an increase in revenue of `301 million ($4.8 million) in Voice Services, which is on account of an increase of `311 million ($4.97 million) from ILD business, contributed by volume increase of 1,266 million minutes, partially offset by reduction of `10 million ($1.59 million) from VoIP services.

Revenue from Data Centre Services increased marginally by `53 million ($0.8 million) due to increase in recovery rates

Revenue from Cloud and Managed Services increased by `107 million ($1.7 million), primarily on account of an increase of `97 million ($1.5 million) from cloud based offerings on account of new customer engagements and increase in Infrastructure managed services by `10 million ($0.2 million) due to increase in customer engagements.

Revenue from Technology Integration Services increased by `624 million ($10 million), on account of increase in revenues from large network integration and DC build contracts by `377 million ($6 million) and increase in revenue of `247 million ($4 million) from digital certification and Security Business.

Revenue from Applications Integration Services increased by `35 million ($0.6 million). The increase is primarily attributable to increase in (i) Application services by `129 million ($2.1 million), which is on account of an increase in revenue by `102 million ($1.6 million) from SAP and App-led SI and an increase of `27 million ($0.4 million) on account of Online Assessment Services, which is offset by decrease of (i) e Learning business decrease by `67 million ($1.07 million) on account of decrease in customer engagements and (ii) Portals business by `27 million ($0.43 million) on account of decrease in customer engagements.

Other income

The change in other income is as follows:

	2014 -15	2013-14	Increase/ (decrease)	% Change
Other income	92	93	(1)	-1%

Rental income has marginally increased by `1 Million ($0.02 million) and `76 million ($1.2 million) increase towards reimbursement of investor related expenses pursuant to our ADS program, which was offset by decrease in write back of provisions and liabilities no longer required.

Cost of goods sold and services rendered (COGS)

Our cost of goods sold and services rendered in each of the business segment is set forth in the following table:

	2014-15	2013-14	Increase/ (decrease)	% change
Telecom Services	5,055	4,034	1,021	25%
Data Centre Services	729	627	102	16%
Cloud and Managed Services	223	222	1
Technology Integration Services	1,136	709	427	60%
Applications Integration Services	584	545	39	7%
Total	7,727	6,137	1,590	26%

The cost of goods sold has increased by 26% on overall basis and the movement in COGS by nature of expense is explained in detail below:

	2014-15	2013-14	Increase/ (decrease)	% change
Network Costs	4,124	3,392	732	22%
Revenue share	409	317	92	29%
Cost of goods sold	1,325	804	521	65%
- Sale of products	740	493	247	50%
- Integration services	585	311	274	88%
Direct Resources costs	714	674	40	6%
Power costs	644	591	53	9%
Other direct costs	511	359	152	42%
Total	7,727	6,137	1,590	26%

Network costs comprises cost of Bandwidth leased out from TELCOS, Inter connect charges and IP termination costs payable to carriers. Increase in Network costs of `732 million ($12 million) is due to (i) `143 million ($2.3 million) increase in Bandwidth costs incurred on account of capacity upgrades and newer links and (ii) `589 million ($9.4 million) of Inter connect charges due to the increase of 1,266 million minutes in the volume of International Long distance.

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

Direct Resource costs comprises the cost of resources deployed on the Network Infrastructure Delivery (Part of Telecom service), and resources involved in delivery of applications integration services, cost of billable resources of e Learning (Part of Applications Integration services) and Infrastructure Managed services (Part of Cloud and Managed Services). Increase in resources costs of `40 million ($0.6 million) is primarily on account of increase of (i) `4 million ($0.06 million) in resource cost of Managed services Delivery (Part of Cloud and Managed services), (ii) `49 million ($0.78 million) increase in delivery telecom services on account of increase in number of employees and on account of rightsizing of Applications Integration Services by `9 million ($0.14 million) and Technology Integration Services by `4 million ($0.05 million).

Power cost comprises electricity charges incurred for our Data Centre operations. Power cost increased by `53 million ($0.85 million) due to full operation of Noida DC also increase in consumption in existing Datacenters and increased power tariff.

Other direct costs comprises Link implementation and maintenance charges pertaining to Telecom services, direct cost of Applications Integration services business, digital certificate platform, content costs and subject matter experts for international businesses. The increase in other direct costs of `131 million ($2.10 million) is primarily on account of increase of (i) `128 million ($2.05 million) in applications integrations services on account of operating cost of online assessment and cost of delivering large projects (ii) `13 million ($0.21 million) on account of operating costs of cloud and managed services and.(iii) decrease of `10 million ($0.16 million) on account of lower link maintenance charges.

Selling, General and Administrative expenses

Selling, General and Administrative expenses of the Company by nature of expenses are set forth as follows:

	2014-15	2013-14	Change	% change
Operating costs	869	827	42	5%
Selling and Marketing Expenses	103	114	(11)	-10%
Associate Expenses	974	758	216	28%
Other Indirect expenses	922	828	94	11%
Allowance for doubtful receivables	261	208	53	25%
Forex (Gain )/ Loss	3	5	(2)	-90%
Total	3,132	2,740	392	14%

Operating costs includes Rental, Repairs and Maintenance charges of our network operating centers, base stations and other co-location sites including the rent and maintenance for our Data Centres. Operating costs increased by `42 million ($0.67 million) primarily on account of rent, repairs and maintenance and network operating cost which is due to increase in number of links and operating locations.

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

As the business is continuing to expand, the amount of depreciation is increasing on account of constructing and deploying new facilities by the Company. Increase in depreciation is on account of leased assets taken for customer specific contracts by `255 million ($4 million) during the fiscal 2015.

Profit/loss from operating activities

	2014 -15	2013-14	Increase/ (Decrease)	% Change
Operating profit/(loss)	826	576	250	43%
As a percentage of revenue	6.42%	5.51%

The increase in operating profit is primarily contributed by the decrease in selling, general and administrative expenses as a percentage of revenue. The percentage of selling general and administrative expenses on revenue for the fiscal 2015 is 24% as against 26% during the fiscal 2014. Also depreciation as a percentage of revenue has decreased by 0.64%.

Finance income/expense

	2014 -15	2013-14	Increase/ (Decrease)	% Change
Finance Income	60	120	(58)	-49%
Finance expense	(512)	(377)	135	36%
Net Finance income/expense	(450)	(257)	193	75%

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

Finance expense: The finance expense primarily consists of `158 million ($2.5 million) of interest expense on leases, `68 million ($1.0 million) of interest paid on term loans, `111 million ($1.7 million) of interest paid on fund based working capital facilities from banks, `75 million ($1.2 million) interest paid to other financial institutions and `100 million ($1.60 million) of other borrowing costs paid in respect of utilization of non fund facilities from the banks and other processing charges. The company has raised a new term loan during the year of `225 million ($3.6 million) and hence, the interest on term loans has increased by ` 7 million ($0.1 million) over fiscal 2014. The interest on other borrowings increased by `48 million ($0.77 million) and the interest expense on leases increased by `68 million ($1.09 million) over fiscal 2014. The increase in borrowings from other financial institutions is primarily to fund our commitments relating to one of our large customer specific contract.

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

Liquidity and capital resources

We have financed our operations largely through cash generated from operations, equity issuance and bank borrowings. Our liquidity requirements are for meeting working capital needs and capital expenditures required to upgrade and maintain our existing infrastructure.

The following table summarises our cash flows for periods presented:

	2016	2015	2014	2016
	`In million	`In million	`in million	US $ in million
Net cash from / (used in) operating activities	2,442	1,557	968	37
Net cash from / (used in) investing activities	(1,566)	(867)	(807)	(24)
Net cash from / (used in) financing activities	(580)	(598)	115	(9)
Effect of exchange rate changes on cash and cash equivalents	-	(4)	-	-
Net increase / (decrease) in cash and cash equivalents	296	92	276	4

As of March 31, 2016, 2015 and 2014 we had working capital of `1,047 million, `1,033 million, `1,110 million which includes cash and cash equivalents of `1,016 million, `720 million, `633 million. Our working capital net of cash and cash equivalents is `31 million, `313 million, `477 million as of March 31, 2016, 2015 and 2014. We believe that cash from operations, existing lines of credit and capital availability from promotor group, we have sufficient resources to meet our liquidity requirements.

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

On October 22 2010, the company entered into a subscription agreement with Mr Ananda Raju Vegesna, acting as representative (the “Representative”) of the purchasers in connection with the offering. Pursuant to the terms of this subscription agreement, the company issued and allotted 125,000,000 equity shares to an entity affiliated and controlled by Mr. Raju Vegesna, our CEO, Chairman and Managing Director. In accordance with Indian law, the purchase price is to be paid at such time as determined by Board of Directors of the company. During the fiscal year 2014, the Company has received an aggregate of `300 million, in connection with this private placement, resulting in an aggregate of `2,800 million received till date. Although all 125,000,000 shares are deemed issued and outstanding, the unpaid portion of the equity shares issued pursuant to the subscription agreement do not have any voting rights and are not entitled to dividends, if declared. As of the date of this Report, Mr. Vegesna has paid for 70% of the shares of the subscription. The balance of the proceeds from the allotment of the equity shares to our promoter group, or `1,200 million, will take place in tranches as per the amended subscription agreement and the Board of Directors assessment from time to time of the Company’s capital requirements, as regards both timing and amount. See note 37 in the notes to the financial statements included in this Annual Report.

We have borrowings of `4,521 million as of March 31, 2016 out of which `3,130 million will be repaid within a period of 12 months. Interest outflow on existing borrowings for next year is expected to be `193 million. We have utilized working capital facility of `1,675 million out of limit of `1,750 million during fiscal 2016. We have unutilized non fund limit of `768 million as of March 31, 2016.

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

Cash and cash equivalents:

Cash and cash equivalents comprise of `1,123 million, `865 million, `760 million, in bank accounts and `613 million, `611 million, `510 million in the form of bank deposits as on March 31, 2016, 2015, 2014 out of which cash deposits in the form of margin money is restricted for use by us amounting to `345 million, `248 million, `210 million. Balances in foreign currency amount to `285 million, `341 million, `38 million as of March 31, 2016, 2015 and 2014.

Net cash generated from operating activities for the year ended March 31, 2016 was `2,442 million ($ 36.81 million). This is mainly attributable to cash generated during the year and partially offset by increase in trade and other receivables by `946 million ($ 14.26 million), increase in inventories by `508 million ($ 7.66 million), increase in trade and other payables by `1,347 million ($ 20.31 million), increase in employee benefits and other assets by `36 million ($ 0.54 million) and increase in deferred revenue by `220 million ($ 3.32 million) on account of increase in advance billing in long term projects.

Net cash generated from operating activities for the year ended March 31, 2015 was `1,557 million ($ 24.87 million). This is mainly attributable to cash generated during the year and partially offset by increase in trade and other receivables by `1,157 million ($ 18.48 million), increase in other assets by `273 million ($ 4.3 million) and increase in trade and other payables by `660 million ($ 10.5 million), and increase in deferred revenue of `247 million ($ 3.9 million) on account of increase in advance billing in long term projects.

Net cash generated from operating activities for the year ended March 31, 2014 was `968 million ($16.1 million). This is mainly attributable to cash generated during the year and partially offset by increase in trade and other receivables by `1,347.48 million ($22.4 million), increase in other assets by `491 million ($8.2 million), increase in inventories by `14 ($0.23 million) and increase in trade and other payables by `677 million ($11.26 million), and increase in deferred revenue of `145.57 million ($ 2.42 million) on account of increase in advance billing in long term projects.

Net cash used in investing activities for the year ended March 31, 2016 was `1,566 million ($ 23.61 million) primarily on account of additional expenditure on data centre in Rabale.

Net cash used in investing activities for the year ended March 31, 2015 was `867 million ($ 13.8 million) primarily on account of additional expenditure on data centre in Rabale. Also ISP license fee for unified license for a period of 20 years amounting to `23 million ($ 0.37 million) was spent during the year.

Net cash used in investing activities for the year ended March 31, 2014 was `807 million ($13.43 million) primarily on account of expenditure on Data Centre construction at Noida, India and purchase of routers, modems, ports, servers, other capital equipments for our ongoing expansion plans and for large project implementation . The increase was partly offset by increase in finance income by `117 million ($1.94 million).

Net cash used in financing activities for fiscal year 2016 was `580 million ($ 8.75 million). The increase is mainly due to repayment of lease liabilities of `543 million ($ 8.20 million) and finance expenses paid amounting to `568 million ($ 8.56 million). Also dividend of `170 million ($ 2.56 million) was paid during the year. The increase is partially offset by borrowings amounting 701 million ($ 10.57 million) during the year.

Net cash used in financing activities for fiscal year 2015 was `598 million ($ 9.5 million). The increase is mainly due to repayment of lease liabilities of `568 million ($ 9 million), also increase in finance expenses by `508 million ($ 8.1 million). Also dividend of `160 million ($ 2.5 million) was paid during the year.

Net cash generated from financing activities for fiscal year 2014 was `115 million. The increase is mainly due to infusion of funds of `300 million by the promoters and increase in borrowings by `187 million. This was offset by payment of finance expenses of `372 million.

Capital expenditure

We incurred `2,811 million (US$ 42.37 million) towards capital expenditure for the year ended March 31, 2016. We expect further capital expenditure to be incurred during the fiscal year 2017 to strengthen our infrastructure capabilities. The capital expenditure was funded out of internal accruals, bank borrowings and finance leasing arrangements.

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

Contractual obligations

Set forth below are our contractual obligations as of March 31, 2016:

Payments due by period (`000s)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long Term Debt Obligations	1,903,698	811,200	833,051	259,447	-
Short Term Borrowings	1,875,923	1,875,923	-	-	-
Finance Lease Obligations	1,075,147	635,907	364,711	74,529	-
Non-cancellable Operating Lease obligations	1,201,886	99,558	223,827	238,218	640,283
Purchase Obligations	558,249	558,249	-	-	-

Total	6,614,903	3,980,837	1,421,589	572,194	640,283

Recent Accounting Pronouncements

(i)	IFRS 15 Revenue from Contracts with Customers: In May 2014, the International Accounting Standards Board (IASB) issued IFRS 15, Revenue from Contracts with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The standard permits the use of either the retrospective or cumulative effect transition method. The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2017, though early adoption is permitted. The entity has not yet evaluated the impact of IFRS 15 on the consolidated financial statements. In September 2015, the IASB has deferred the effective date of IFRS 15 to January 1, 2018.

(ii)	IFRS 16 leases: IFRS 16 on lease was issued on January 13, 2016 and is effective from the year January 1, 2019. The standard replaces all existing lease accounting requirements and represents a significant change in accounting and reporting of leases, with more assets and liabilities to be reported on the Statement of Financial Position and a different recognition of lease costs.

The Group is currently evaluating the effect of the standard on the consolidated financial statements.

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

(v) Applications Integration Services:

Revenue from Applications Integration services includes online assessment, document management services, web development, mailing solutions, supply chain software and e-learning software development services. E-learning software development services consists of structuring of content, developing modules, delivery and training users in the modules developed. Revenue from Applications Integration Services is recognised based on percentage of completion method. Percentage completion is measured based on the amount of time/effort spent on a project. Revenue in relation to ‘time’ is measured as the agreed rate per unit of time multiplied by the units of time expended. The element of revenue related to materials is measured in accordance with the terms of the contract.

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

Impairment

Financial assets

Trade receivables, contract assets, lease receivables under IFRS 9, investments in debt instruments that are carried at amortised cost, investments in debt instruments that are carried at FVTOCI are tested for impairment based on the expected credit losses for the respective financial asset.

Trade receivables

An impairment analysis is performed at each reporting date. The expected credit losses over lifetime of the asset are estimated by adopting the simplified approach using a provision matrix which is based on historical loss rates reflecting current condition and forecasts of future economic conditions. In this approach assets are grouped on the basis of similar credit characteristics such as industry, customer segment, past due status and other factors which are relevant to estimate the expected cash loss from these assets.

Other financial assets

Other financial assets are tested for impairment based on significant change in credit risk since initial recognition and impairment is measured based on probability of default over the lifetime when there is significant increase in credit risk.

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

Item 6. Directors, Senior Management and Employees

Directors and Executive Officers

The following table sets forth the name, age and position of each director and senior management executive officer of our Company as of March 31, 2016:

Name	Age	Designation
Raju Vegesna (4)	56	CEO, Chairman & Managing Director
Ananda Raju Vegesna (2) (4) (5) @	56	Executive Director
C B Mouli (1)	69	Director, Chairman & Financial Expert of Audit Committee
S K Rao (1) (2) (3) (5)	72	Director
T H Chowdary (2) (3) (5)	84	Director & Chairman of Compensation & Nominating Committees
Vegesna Bala Saraswathi *	52	Director
C E S Azariah (1) (2) (3) (4) (5)	68	Director
Kamal Nath	51	Chief Executive Officer - Sify Technologies Limited, India
M P Vijay Kumar	46	Chief Financial Officer
C R Rao	56	Chief Operating Officer
Ravi Shelvankar **	47	Chief Executive Officer, Sify Technologies North America Corporation

@ Appointed as the Member of Compensation Committee effective July 22, 2015 in the place of Mr P S Raju

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating Committee.

(4)	Member of the Corporate Social Responsibility Committee

(5)	Member of Nomination and Remuneration Committee

*	Appointed as an Additional Director effective July 22, 2015 as a Nominee of Infinity Capital Ventures LP, USA in place of Mr P S Raju who resigned from the Board effective May 31, 2015.

**	Resigned from the Services of the Company effective April 9, 2016.

Raju Vegesna, CEO, Chairman and Managing Director, has served as a Director of our Company since November 2005. He was appointed as the Chief Executive Officer and Managing Director of the Company effective July 18, 2006. Mr. Raju Vegesna is a Silicon Valley entrepreneur who founded several leading edge technology companies, including Server Works Corporation, acquired by Broadcom in 2001. After that acquisition he had a brief stint with Broadcom. He holds a BS in Electrical Engineering from the University of Bangalore and holds an MS in Computer Engineering from Wayne State University, USA, and holds several patents in Microprocessor and Multiprocessor technology. He is also a Director of Server Engines LLC, Nulife Corp, USA. and Raju Vegesna Infotech & Industries Private Limited.

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

Ms Vegesna Bala Saraswathi was appointed as an Additional Director of our Company effective July 22, 2015, who holds office of Directorship upto the ensuing Annual General Meeting (AGM) scheduled to be held on July 4, 2016. She is a Commerce Graduate, Associate Course Work in Computer Skills (US) and Associate Course Work in US Federal and State Taxes (US). Our Company has received notice under the Indian Companies Act, 2013 from a Member of the Company nominating her as a Director. Upon successful election at the ensuing AGM, she will retire by rotation along with other Directors and is eligible for reelection by the Shareholders at the AGM.

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

Ravi Shelvankar has joined the services of the Company in April 2014 as Chief Executive Officer of the wholly owned US Subsidiary. He is a Post Graduate in Mechanical Engineering from Birla University. He has more than 20 years of experience in the field of Information Technology, Manufacturing and Product Engineering Sales. Before joining Sify, he was associated with Wipro as General Manager & Global Head for IP sales and solutions based in USA and  was successful in launching cloud based Products and Solutions. His prior experience includes working with iGATE and Infosys. He is responsible for the business operations in US. He resigned from the services of the Company effective April 9, 2016.

Infinity Capital Ventures, LP beneficially owned 7.79 % of our equity shares as of March 31, 2016. This shareholder is a party to the Subscription Agreement dated November 10, 2005 with our Company. The Subscription Agreement provides that, among other things, the Company shall appoint Mr Raju Vegesna as the Chairman of the Board of Directors, Infinity Capital shall also nominate another person to the Board of Directors and so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital. In November 2005, Mr Raju Vegesna, a nominee of Infinity Capital Ventures, LP, was appointed as Chairman of our Board of Directors. In February 2006, the Company also appointed Mr. P S Raju as the second nominee of Infinity Capital to the Board of Directors. Consequent to the resignation of Mr P S Raju, as a Director effective May 31, 2015, Ms Vegesna Bala Saraswathi was appointed as an additional Director effective July 22, 2015 of our Company as a Nominee.

Infinity Satcom Universal Private Limited beneficially owned 8.14% of our equity shares as of March 31, 2016. Mr Ananda Raju Vegesna, Executive Director of the Company and brother of Mr Raju Vegesna, is the Director of Infinity Satcom. Infinity Satcom is presently controlled by Mr Raju Vegesna.

Director Compensation

Our Articles of Association provide that each of our directors may receive a sitting fee not exceeding the maximum limits prescribed under the provisions of the Indian Companies Act, 2013. Accordingly, our Directors, other than the Chairman and Managing Director and Executive Director, have been receiving `20,000 for each committee meeting and `50,000 for each Board meeting attended by them.

Mr Raju Vegesna, who is our CEO, Chairman and Managing Director, does not receive any compensation for his service on our Board of Directors. Similarly, Mr Ananda Raju Vegesna, who is employed as our Executive Director, also does not receive any compensation for his service on our Board of Directors. Directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. T. H. Chowdary, a Director of our Company, has been receiving `20,000 per month effective February 1, 2004 for the technical services rendered by him to us, after obtaining requisite regulatory approval.

Officer Compensation

The following table sets forth all compensation paid by us during the fiscal year ended March 31, 2016 to our executive officers:

	Summary Compensation Table (` in million)
Name	Salary(1)	Bonus
		(Performance based incentive)
Kamal Nath	11.93	1.00
Ravi Shelvankar	18.57	-
M P Vijay Kumar	10.80	1.00
C R Rao	8.27	1.00

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

The Directors (who are not executive officers) are not entitled for any remuneration including any pension, retirement or similar benefit schemes.

The details of our contribution to provident fund in respect of the executive officers are set out below:

Name	` in million
Kamal Nath	0.62
M P Vijay Kumar	0.49
C R Rao	0.38

Gratuity expense is determined at an overall Company level based on an actuarial valuation performed by an independent actuary. Thus, the cost for the year ended March 31, 2016 in respect of gratuity and compensated absences towards executive officers of the Company was not separately determined. Gratuity cost relating to such executive officers is not estimated to be material.

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

We have provided for `65.26 million ($0.98 million) towards bonus payable for the year ended March 31, 2016 to employees including executive officers who have achieved the KRAs and KPIs.

Total of 1.65 million options were allotted to executive officers as part of ASOP 2014 plan during fiscal 2015. No such options were allotted to executive officers during fiscal 2016. Related charge for the fiscal 2016 amounted to `14.17 million ($0.21 million).

Board Composition

Our Articles of Association sets the minimum number of directors at three and the maximum number of directors at twelve. We currently have seven directors on the Board. The Indian Companies Act and our Articles of Association require the following:

•	at least two-thirds of our directors shall be subject to re-election by our shareholders; and

•	at least one-third of our directors who are subject to re-election shall be up for re-election at each annual meeting of our shareholders.

However Independent Directors are not liable to retire by rotation.

On July 15, 2005, we appointed Messrs. S.K. Rao and C.B. Mouli as independent Directors of the Board to comply with the applicable NASDAQ rules.

Mr C E S Azariah was appointed as an independent Director effective March 25, 2013.

Dr T H Chowdary is also an independent Director of the Board.

Each of these Directors (Messrs S K Rao, C B Mouli, C E S Azariah and, T H Chowdary) continue to remain independent in accordance with NASDAQ rules.

In addition, based on the recommendation of the Board of Directors the above four Directors were appointed by the shareholders as the Independent Directors of the Board for a term of five consecutive years from the conclusion of the Eighteenth Annual General Meeting held on July 28, 2014.

Term of Directors

Mr Raju Vegesna, CEO, Chairman & Managing Director	Appointed as Chairman & Managing Director for a period of five years effective July 18, 2009. Pursuant to the recommendation of the Nomination & Remuneration Committee and the Board, he was reappointed as the Chairman & Managing Director for a further period of five years effective July 18, 2014 and the same was approved by the shareholders of the Company at the Annual General Meeting held on July 28, 2014. The Ministry of Corporate Affairs, Government of India also approved the same. As per Articles of Association of the Company, he is not required to retire by rotation and hence shall hold office for the full term.
Mr Ananda Raju Vegesna, Executive Director	Appointed as Executive Director for a period of five years effective June 22, 2010. As per the Articles of Association of the company, he is not liable to retire by rotation. Pursuant to the recommendation of the Nomination & Remuneration Committee and the Board, Mr Ananda Raju Vegesna was reappointed as the Executive Director for a further period of five years effective June 22, 2015 which was approved by the shareholders at the Annual General Meeting held on June 18, 2015.
Dr T H Chowdary, Chairman of Compensation and Nominating Committees	Appointed as a Director in February 1996. As per the Indian Companies Act, 2013, he was appointed as an Independent Director for a term of five consecutive years from the conclusion of the Eighteenth Annual General Meeting held on July 28, 2014.
Dr S K Rao	Appointed as a Director in July 2005. As per the Indian Companies Act, 2013, he was appointed as an Independent Director for a term of five consecutive years from the conclusion of the Eighteenth Annual General Meeting held on July 28, 2014.
Ms Vegesna Bala Saraswathi	Appointed as an Additional Director in July 2015. As per the Indian Companies Act, 2013, she needs to be elected by the shareholders at the ensuing Annual General Meeting scheduled on July 4, 2016. After election, she will retire by rotation along with other Directors and is eligible for re-election by the shareholders at the subsequent Annual General Meetings.

Mr C B Mouli, Chairman and Financial Expert of Audit Committee	Appointed as a Director in July 2005. As per the Indian Companies Act, 2013, he was appointed as an Independent Director for a term of five consecutive years from the conclusion of the Eighteenth Annual General Meeting held on July 28, 2014.
Mr C E S Azariah	Appointed as a Director by the Board of Directors in March 2013. As per the Indian Companies Act, 2013, he was appointed as an Independent Director for a term of five consecutive years from the conclusion of the Eighteenth Annual General Meeting held on July 28, 2014.

The Company has service contracts with Mr. Raju Vegesna, CEO, Chairman and Managing Director and Mr. Ananda Raju Vegesna, Executive Director. The service contracts with Mr. Raju Vegesna and Mr. Ananda Raju Vegesna do not provide for any remuneration or benefits either during or upon termination of employment.

For other non-executive Directors, the Company does not have any service contract and such directors’ term is governed by the Indian Companies Act, 2013.

The Company does not have any service contract with the other Senior Executives of its administrative, supervisory or management bodies. Such senior executives’ appointment does not have any specific term and can be terminated by either party based on the terms of the appointment.

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

The Audit Committee held five meetings in person during fiscal year 2015-16.

The Audit Committee has adopted a Charter and it is reviewed annually.

Compensation Committee

Our Compensation Committee consists of one executive and three independent directors as determined under applicable NASDAQ rules, and consists of:

(i)	Dr T H Chowdary;

(ii)	Dr S K Rao;

(iii)	Mr C E S Azariah and

(iv)	Mr Ananda Raju Vegesna*

The Compensation Committee of the Board of Directors determines the salaries, benefits and stock option grants for our employees, consultants, directors and other individuals compensated by our Company. The Compensation Committee also administers our compensation plans. The Compensation Committee has adopted a Charter, which is reviewed annually.

The Compensation Committee held four meetings in person during fiscal 2015-16.

*Appointed as a member of the Compensation Committee effective July 22, 2015.

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

The CSR Committee of the board consists of the following Directors:

Mr Raju Vegesna

Mr Ananda Raju Vegesna

Mr C E S Azariah

The purpose of the CSR Committee is to monitor the implementation of the CSR projects or programs or activities undertaken by the Company. A responsibility statement shall be signed by the CSR Committee confirming compliance with the CSR objectives and Policy of the Company. The Committee shall submit its report to the Board and the Board shall report the same in its report to the shareholders annually.

The Corporate Social Responsibility (CSR) is displayed on the Company’s website at http://corporate.sify.com/csr-policy.html.

For the financial year 2015-16, the company has spent `5.27 million in pursuance of its Corporate Social Responsibility Policy in the following manner:

1.	Contribution to the Hospital for the Disabled: the Company has contributed `4.5 million to Sri Venkateswara Institute of Research and Rehabilitation for the Disabled Trust, Dwarakha, Tirumala Hospital for the disabled which runs by the Trust.

2.	Contribution towards promoting Education: the Company has contributed `0.72 million towards promotion of education.

3.	Contribution towards Sports: The Company has spent a sum of `0.05 million towards sports meets held in Chennai for the disabled.

Nominating Committee

The Nominating Committee of the board consists exclusively of the following non-executive, independent directors as determined under applicable NASDAQ rules:

Dr T H Chowdary;

Dr S K Rao; and

Mr C E S Azariah

The purpose of Nominating Committee is to oversee nomination process for top level management and specifically to identify, screen and review individuals qualified to serve as our Executive Directors, Non-Executive Directors and Independent Directors consistent with criteria approved by our board and to recommend, for approval by our board, nominees for election at our annual general meeting of shareholders.

On July 22, 2015, the Nominating Committee has reviewed and recommended the appointment of Ms Vegesna Bala Saraswathi as an additional Director of the Company who holds office upto the Annual General Meeting scheduled to be held on July 4, 2016.

The Nominations Committee has adopted a charter.

Employees

As of March 31, 2016, we had 2,175 employees, compared with 2,104 as of March 31, 2015. Of our current employees, 121 are administrative, 345 form our sales and marketing, 20 are in product and content development, 1,637 are dedicated to technology and technical support, and 52 are in business process and customer care. None of our employees are represented by a union. We believe that our relationship with our employees is good.

Stock Ownership

The following table sets forth information with respect to the beneficial ownership of our equity shares as of May 31, 2016 by each director and our senior management executives. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

Equity Shares Beneficially Owned
Beneficial Owner	Number	Percent
Raju Vegesna *	154,011,051	86.27%
Ananda Raju Vegesna	-	-
Vegesna Bala Saraswathi	-	-
T. H. Chowdary	-	-
C B Mouli	-	-
S K Rao	-	-
C E S Azariah	-	-

All 125,000,000 shares allotted to Mr. Vegesna and his affiliated entities, as all shares are issued and outstanding. However, pursuant to Indian law, Mr. Vegesna does not have full voting power for the shares until such shares have been fully paid. As of March 31, 2016, the entities affiliated with Mr. Vegesna had paid for 70% of the shares sold pursuant to the subscription agreement described elsewhere in this form, and his beneficial ownership is approximately 83%. As only 87,500,000 shares have the right to vote at this time, he may only vote those 87,500,000 shares.

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

Associate Stock Option Plan

We have an Associate Stock Option Plan, or ASOP, which provides for the grant of options to employees of our Company. The ASOP 2014 was approved by our Board of Directors and our shareholders in July 2014 and 25,000,000 shares were reserved for issuance under the plan. This was in addition to the earlier ASOP Plans of 2000, 2002, 2005 and 2007. A total of 25 million equity shares are currently reserved for issuance under our ASOP Plans. As of March 31, 2016, we had outstanding an aggregate of 5.67 million options under our ASOP Plans with a weighted average exercise price equal to approximately `79.10 ($1.19) per equity share.

The ASOP Plans are administered by the Compensation Committee of our Board of Directors. On the recommendation of the Compensation Committee, we issue option letters to identified employees, with the right to convert the issued options into our equity shares at the rates indicated in the options. The consideration for transfer of the options is `1 per option to be paid by the employee before transfer of the options.

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

Associate Stock Option Plan 2014

The Company introduced a new Stock Option Plan under Associate Stock Option Plan 2014 (ASOP 2014) for granting ESOPs as Equity Shares and/or ADSs linked warrants to the eligible Associates of the Company and its Holding/Subsidiaries/Associates. For this purpose, the Company allocated 25 million Equity Shares of `10/- each under ASOP 2014. The proposal was approved by the shareholders of the Company at the Eighteenth Annual General Meeting held on July 28, 2014.

Subsequently, the Board at their meeting held on January 20, 2015 approved to grant of 5,870,800 options to 85 Associates and issued Grant Letters. During the fiscal 2016, the Company has granted 184,300 options.

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

We have filed Form S-8 on December 21, 2015 with SEC for the options issued under the plan. The vesting of options has commenced from January 2016 and so far no employee has exercised vested options.

Item 7. Major Shareholders and Related Party Transactions

Principal Shareholders

The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2016 by each person or group of affiliated persons who is known by us based on our review of public filings to beneficially own 5% or more of our equity shares. The table gives effect to equity shares issuable within sixty days upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares as well as the power to receive the economic benefits of ownership of securities. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned. The information below is based on a review of filings made by such persons with the SEC.

Mr Raju Vegesna, the Co-Trustee of the Vegesna Family Trust, which is the owner of Infinity Capital Venture Management LLC, which is the general partner of Infinity Capital Ventures, LP, exercise voting control and dispositive power over the equity shares owned by Infinity Capital Ventures, LP. Mr Raju Vegesna, CEO, Chairman and Managing Director of our Company, is affiliated with Infinity Capital Ventures, LP.

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

As of March 31, 2016, entities affiliated with our CEO, Chairman and Managing Director, Mr. Raju Vegesna, beneficially owned approximately 86.27% of our outstanding equity shares, which includes the 125,000,000 shares (partly paid with proportionate voting rights) issued in connection with the private placement described below.

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

Details of significant change in the percentage ownership held by the major shareholders:

Name of the shareholder	2013-14		2014-15		2015-16
	No. of shares	%	No. of shares	%	No. of shares	%
Infinity Capital Ventures, LP, USA	13,902,860	7.79	13,902,860	7.79	13,902,860	7.79
Vegesna Family Trust, USA	578,191	0.32	578,191	0.32	578,191	0.32
Infinity Satcom Universal Private Limited	14,530,000	8.14	14,530,000	8.14	14,530,000	8.14
* Raju Vegesna Infotech and Industries Private Limited	-	-	-	-	-	-
** Ramanand Core Investment Company Private Ltd.	125,000,000	70.02	125,000,000	70.02	125,000,000	70.02

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

Reference is made to note 37 to the Consolidated Financial Statement as regards the shareholding of Ramanand Core Investment Company Private Limited. As of such date, these shares are partly paid up to the extent of 70 % of the face value and hence carry voting rights proportionate to the paid up value of these shares. The Company has lien on these shares till such shares are fully paid up.

The Company has not issued any shares having differential voting rights and hence the Company’s major shareholders do not have differential voting rights except for proportionate voting rights on the partly paid up shares.

United States Shareholders

As of March 31, 2016, 39,000,135 of our ADSs were held in the United States and we had approximately 12,800 shareholders in the United States. Each ADS represents one equity share.

Host country Shareholders

As on March 31, 2016, 139,530,652 of our equity shares were held in India and we had 24 shareholders on record in India. Each equity share has a par value of `10/- each. Of the above, 125,000,000 shares were partly paid up to the extent of `7.00 per share.

Control of Registrant

Based on our review of filings made with the SEC, Infinity Capital Ventures, LP beneficially owned 7.79 % of our equity shares as of March 31, 2016. This shareholder is a party to the Subscription Agreement dated November 10, 2005 with our Company. The Subscription Agreement provides that, among other things, the Company shall appoint Mr Raju Vegesna as the Chairman of the Board of Directors, Infinity Capital shall also nominate another person to the Board of Directors and for so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital. In November 2005, Mr Raju Vegesna, a nominee of Infinity Capital Ventures, LP, was appointed as Chairman of our Board of Directors. In February 2006, the Company also appointed Mr. P S Raju as the second nominee of Infinity Capital to the Board of Directors. Consequent to the resignation of Mr P S Raju, as a Director effective May 31, 2015, Ms Vegesna Bala Saraswathi was appointed as an additional Director of our Company effective July 22, 2015, as a Nominee.

Infinity Satcom Universal Private Limited, India also beneficially owned 8.14% of our equity shares as of March 31, 2016.

As of March 31, 2016, entities affiliated with our CEO, Chairman and Managing Director, Mr. Raju Vegesna, beneficially owned approximately 86.27% of our outstanding equity shares, which includes the 125,000,000 shares issued in connection with the private placement described below.

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

Forfeiture of equity shares issued in a private placement

During the year ended March 31, 2008, Sify proposed a scheme of amalgamation to merge Sify Communications Limited (erstwhile subsidiary) with the Company and made applications to the appropriate authorities in India for approval of the proposed scheme of amalgamation to take over the IP-VPN services from Sify Communications Limited ( erstwhile subsidiary) upon the consummation of the merger. Under the provisions of the local telecom regulations, a Company engaged in the business of providing IP-VPN services was required to maintain Indian shareholding at least 26% of the total paid up share capital of the Company. In order to maintain the Indian shareholding at 26% in Sify consequent to the approval of the proposed scheme of amalgamation, Sify and Infinity Satcom Universal, an Indian entity (the Purchaser) entered into a Subscription Agreement (effective March 24, 2008), whereby the Company agreed to sell, and Infinity agreed to purchase, 12,817,000 equity shares of the Company (herein after referred to as ‘the Share Purchase’), at a per share purchase price of USD $4.46/ - per share (referred to as ‘the Purchased Shares’), equivalent to `175/- per share in Indian Rupees.

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

The Company received a sum of `112,149 (comprising of `12,817 towards face value and `99,332 towards securities premium) and called up a sum of `448,595 (comprising of `25,634 towards face value and `422,961 towards securities premium). Subsequent to fiscal 2008, the Company withdrew its applications made to appropriate authorities for the approval of the proposed scheme of amalgamation with Sify Communications Limited (erstwhile subsidiary). Consequent upon the withdrawal of the merger, Infinity Satcom Universal communicated to Sify that they would not contribute to calls already made and any balance monies which would become payable under the Subscription Agreement. Hence, the Board of Directors forfeited the shares allotted and the monies collected (`112,149 including sums towards capital and premium) at the meeting held on August 29, 2008.

Sale of shares in a private transaction

Pursuant to a Share Purchase Agreement dated May 31, 2009 between Infinity Capital Venture Management and Infinity Satcom Universal Private Limited, a Company owned and controlled by Ananda Raju Vegesna, Executive Director of the Company and brother of Raju Vegesna, CEO, Chairman and Managing Director of the Company, Raju Vegesna has sold 4,000,000 Equity Shares of `10/- each of the Company to Infinity Satcom for a consideration of $ 3,000,000 in a private transaction.

Issuance of Equity Shares in private placement to the promoter group:

On October 30, 2010, we consummated the issuance and sale of 125,000,000 of our equity shares in a private placement with our promoter group, including an entity affiliated with our CEO, Chairman and Managing Director, Mr Raju Vegesna. See note 37 in the notes to the consolidated financial statements in this Annual Report.

The proceeds from the said issue has been utilized towards capital expenditure and expansion plans of the Company. As of March 31, 2016, we had received an aggregate of $46.59 million approximately of proceeds from the issuance.

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

VALS Developers Private Limited (“VALS”) is owned and controlled by Raju Vegesna Infotech & Industries Private Limited, in which Mr. Raju Vegesna, our principal shareholder and CEO, Chairman, Managing Director, was holding 94.66% equity in his personal capacity. VALS executed a MoU on June 16, 2008 with Advance India Private Limited (“AIPL”) and HERMIT Projects Private Limited (“HERMIT”) for the purchase of shares of HERMIT. HERMIT in turn held entire share capital of Pace Info Com Park Private Limited (“Pace”). AIPL was the Holding Company of HERMIT. During the year ended March 31, 2009, Sify entered into a memorandum of understanding with VALS Developers Private Limited to obtain land on which building was proposed to be constructed on a long term lease. The lease agreement, when final and executed, is expected to have an initial non-cancellable term of 5 years, with a further option for Sify to renew or cancel the lease for the incremental five year terms. In connection with this memorandum of understanding, Sify has paid a security deposit of `125,700 and advance rental of `157,125 to VALS. The security deposit will be refunded at the end of lease term and the advance rental would be adjusted over 15 months from the commencement of lease term. It is customary in India that whenever a premises is taken up on lease for commercial purpose, a rental advance is paid in multiple months of rent (e.g.) 10 months of rent, which shall be refunded at the time of vacating the premises without any interest.

On October 30, 2010, the Board of Directors had approved to cancel the MoU for lease arrangement and had decided to acquire the property which is under construction from the third party directly. On 12th January 2011, through a Memorandum of Amendment, the company with the intention to acquire the said land, had substituted its name with that of VALS and through such amendment VALS had agreed to assign all rights, responsibilities, obligations, title etc. in favour of the company, thus making the company eligible to acquire PACE through HERMIT and subsequently the land and also making liable to pay the entire consideration of `1,140,000. Hence the Company had paid VALS an amount of `2,175 i.e., difference between the amount paid by the Company to VALS and the amount paid by VALS to AIPL. During the previous year, the Company acquired the leasehold rights along with the building under construction through acquisition of entire shares HERMIT which in turn holds the entire shares of PACE, the original allottee of the land. As of March 31, 2014, the Company had paid a sum of `180,779 as an advance to AIPL towards construction of the building and any further sum it has to advance as per the commitment shall be adjusted towards value of investment in PACE after settling further debts and liabilities relating to construction of the said Data Centre.

The Company had entered into a lease agreement with Ms Radhika Vegesna, Daughter of Mr Anand Raju Vegesna, Executive Director of the company, to lease the premises owned by her for a period of three years effective June 1, 2010 on a rent of `256 per month and payment of refundable security deposit of `2,558. This arrangement will be automatically renewed for a further period of two blocks of three years with all the terms remaining unchanged. Also refer note 34.

The Company had entered into a lease agreement with Raju Vegesna Developers (P) Limited, in which Mr Ananda Raju Vegesna, the Executive Director of the Company is a Director, to lease the premises owned by such Company for a period of three years effective February 1, 2012 for `30 per month. Subsequently, the Company entered into an amendment agreement on April 1, 2013, providing for the automatic renewal for further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years. See note 34 in the notes to the financial statements in this annual report.

The Company had entered into a lease agreement with Raju Vegesna Infotech and Industries Private Limited, in which Mr Raju Vegesna, Managing Director and Mr Ananda Raju Vegesna, the Executive Director of the Company are also Directors, to lease the premises owned by the above Company for a period of three years effective February 1, 2012 for `75 per month. Subsequently, the Company entered into an amendment agreement on April 1, 2013, providing for automatic renewal for a further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years. See note 34 in the notes to the financial statements in this annual report.

Loans to employees

We provide salary advances to our employees in India who are not executive officers or directors. The annual rate of interest for these loans is 0%. As of March 31, 2016, the loan outstanding from employees is `3.57 million.

Item 8. Financial Information

Financial Statements

We have elected to provide financial statements pursuant to Item 18 of Form 20-F. No significant change has occurred since the date of our annual financial statements for fiscal year 2016.

Legal Proceedings

a)	Proceedings before Department of Telecommunications

(i)	License fees

•	On October 12, 2009 (as later clarified by the DoT), the Department of Telecommunications (‘DOT’) raised a demand on Sify Technologies for `14 million after correcting the arithmetical error in the assessment letter.

•	On February 26, 2010 DOT raised a demand on Sify Communications (erstwhile subsidiary merged with Sify Technologies Limited) for `26 million.

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

(ii)	The present license for ISP under unified license issued by DOT on June 2,2014 provides for payment of License fee on pure Internet services. However, the company through Internet Service Providers Association of India (ISPAI) challenged the said clause before TDSAT. TDSAT passed a stay order on DOT from charging the license fee on pure Internet services.

b)	The Company is party to additional legal actions arising in the ordinary course of business. Based on the available information as at March 31, 2016, the Company believes that it has adequate legal defences for these actions and that the ultimate outcome of these actions will not have a material adverse effect. However in the event of adverse judgment in all these cases, the maximum financial exposure would be `19.7 million (March 31, 2015: `25.1 million)

Dividends

In view of the good performance of the Company for third successive year and availability of divisible profits, the Board of Directors recommended 10% cash dividend to all the shareholders of the Company for the year ended March 31, 2016, which is placed in the Notice of Annual General Meeting for Shareholders approval at the Annual General Meeting Scheduled to be held on July 4, 2016.

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

Price History

Our ADSs commenced trading on the NASDAQ Market on October 19, 1999. The tables below set forth, for the periods indicated, high and low trading prices for our ADSs in United States dollars:

Prior Fiscal Years

	High	Low
Fiscal year ended	$	$
March 31, 2016	1.62	0.94
March 31, 2015	2.55	1.29
March 31, 2014	2.73	1.69
March 31, 2013	3.35	1.75
March 31, 2012	8.25	2.84

	High	Low
Fiscal year ended March 31, 2016	$	$
First Quarter	1.62	1.28
Second Quarter	1.62	1.05
Third Quarter	1.31	0.98
Fourth Quarter	1.27	0.94

	High	Low
Fiscal year ended March 31, 2015	$	$
First Quarter	2.55	1.84
Second Quarter	2.30	1.90
Third Quarter	1.91	1.33
Fourth Quarter	1.49	1.29

Most recent six months

	High	Low
Month	`	`
May 2016	1.18	1.10
April 2016	1.37	1.21
March 2016	1.27	1.01
February 2016	1.09	0.98
January 2016	1.07	0.94
December 2015	1.16	0.98

Item 10. Additional Information

In fiscal 2015, the authorized share capital of the Company was enhanced by an amount of `189,000,000. Consequently our authorized share capital was increased to `2,040,000,000, divided into 204,000,000 Equity Shares, having a par value `10 per share.

As of March 31, 2016, 178,530,787 Equity Shares were issued, outstanding, of which 125,000,000 Equity Shares were partly paid and the balance fully paid.

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

During the fiscal year ended March 31, 2008, Infinity Satcom Universal Private Limited has entered into a Subscription Agreement for the subscription of 12,817,000 additional equity shares of the Company with par value of `10/- per share at a premium of `165/- per share.

On March 24, 2008 , the Company received a sum of `112.14 million (comprising of `12.81 towards face value and `99.33 million towards securities premium / share premium) .Subsequently, Infinity Satcom Universal communicated to the Company vide their letter dated August 27, 2008 that consequent to the merger petition of Sify Communications Limited amalgamating with Sify Technologies Limited has been withdrawn from the High Court of Madras, that they would focus their attention on the business of Sify Communication Limited and hence shall not contribute the balance money towards the subscription of 12,817,000 Equity Shares on call. On August 29, 2008, the Board of Directors, forfeited the shares allotted and the application monies collected (`112.14 million including sums towards capital and premium).

Pursuant to a Share Purchase Agreement dated May 31, 2009 between Raju Vegesna and Infinity Satcom Universal Private Limited, a Company owned and controlled by Ananda Raju Vegesna, Executive Director of the Company and brother of Raju Vegesna, CEO & MD of the Company, Raju Vegesna has sold 4,000,000 Equity Shares of `10/- each of the Company to Infinity Satcom for a consideration of US $3,000,000 in a private transaction.

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

On October 30, 2010, we consummated the issuance and sale of 125,000,000 of our equity shares in a private placement with our promoter group, including an entity affiliated with our CEO, Chairman and Managing Director, Mr. Raju Vegesna. These shares carry voting rights proportionate to the amount paid up on these shares. Further company has a lien on these shares till the shares are fully paid up. Also refer note 37 to the Consolidated Financial statements.

The ASOP 2014 gives the Board and the Compensation Committee the absolute discretion and power in formulating the Rules, Regulations, Eligibility criteria, Vesting Schedule, Expiry etc. of the Plan and also to amend the same in the Plan from time to time as they may deem fit and appropriate.

In this regard, the Nomination and Remuneration Committee has approved to grant the options and the details are given below:

Category	Total No of Options	No. of Associates
Associates who have completed more than 2 years of Service with Sify on the date of grant,	64,300	4
Associates who have completed between 1 and 2 years of Service with Sify on the date of grant	-	-
Associates who have completed less than 1 year of service with Sify on the date of grant	120,000	2
Total	184,300	6

The Nomination and Remuneration Committee had approved to grant 5,870,800 options during the fiscal 2015.

Companies Act, 2013

The Companies Act, 1956, which dealt with the Management and Administration of the Corporates in India for more than five decades, has been replaced with a new Act, viz. Companies Act, 2013, effective April 1, 2014.  Of the 470 Sections, the Ministry of Corporate Affairs (MCA), Government of India, has notified 331 Sections till date through various Notifications.  Till such time the remaining Sections of the new Act are also notified by the MCA, the relevant provisions of the Companies Act, 1956 will also be in force.

In terms of the provisions of Section 149 of the Companies Act, 2013, the company was required to appoint a Woman Director on or before March 31, 2015. Based on the recommendation of the Nomination and Remuneration Committee, the Board of Directors at their meeting held on July 22, 2015 appointed Ms Vegesna Bala Saraswathi as a Director and Nominee of M/s Infinity Capital Ventures LP, USA.

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

Board of Directors

In terms of the provisions of the Articles of Association of the Company and the Indian Companies Act 2013:

(a)	no director of the Company can vote on a proposal, arrangement or contract in which he is materially interested;

(b)	the directors of the Company cannot vote on a proposal in the absence of an independent quorum for compensation to themselves or their body;

(c)	each of our directors is entitled to receive a sitting fee not exceeding `100,000 for every meeting of the Board of Directors and each meeting of a Committee of the Board of Directors, as well as all traveling and out-of-pocket expenses incurred in attending such meetings; however, effective May 2014, the Company has been paying `50,000 to the directors for each Board Meeting attended by them. However, there is no increase in the sitting fee for the Committee meetings, which is Rs.20,000 for each Meeting.

(d)	the directors are empowered to borrow moneys through board meetings up to the prescribed limit and beyond that with the approval of the shareholders through a General Meeting;

(e)	retirement of directors are determined by rotation and not based on age limit; and

(f)	no director is required to hold any qualification shares.

For additional information, please see “Item 6. Director, Senior Management and Employees – Board Composition,” “-Board Committees” and “-Director Compensation,” and “-Officer Compensation” of this Annual Report on Form 20-F.

Dividends

Under the Indian Companies Act, our Board of Directors recommends the payment of a dividend which is then declared by our shareholders in a general meeting. However, the board is not obliged to recommend a dividend. Similarly, under our Articles of Association and the Indian Companies Act, although the shareholders may, at the annual general meeting, approve a dividend by an amount less than that recommended by the Board of Directors, they cannot increase the amount of the dividend. In India, dividends generally are declared as a percentage of the par value of a Company’s equity shares. The dividend recommended by the Board of Directors, and thereafter declared by the shareholders in the annual general meeting and subject to the limitations described above, is required to be distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the declaration by the shareholders at the annual general meeting. Pursuant to our Articles, our Board of Directors has the discretion to declare and pay interim dividends without shareholder approval. Under the Indian Companies Act, dividends can only be paid in cash to the registered shareholder, the shareholder's order or the shareholder's banker's order, at a record date fixed on or prior to the date of the Annual General Meeting. We must inform the stock exchanges on which our equity shares and ADSs are listed on the record date for determining the shareholders who are entitled to receive dividends.

The Indian Companies Act provides that any dividends that remain unpaid or unclaimed after the 30-day period from the date of declaration of a dividend are to be transferred to a special bank account opened by the Company at an approved bank. We have to transfer any dividends that remain unclaimed for seven years from the date of the transfer to an Investor Education and Protection Fund established by the Government of India under the provisions of the Indian Companies Act. Under the Companies Act, 2013, after the transfer to this fund, such unclaimed dividends may be claimed by the shareholders on submission of such documents and in accordance with the procedures as may be prescribed by the Government.

With respect to equity shares issued during a particular fiscal year (including any equity shares underlying ADSs issued to the depository), cash dividends declared and paid for such fiscal year generally will be prorated from the date of issuance to the end of such fiscal year.

Under the Indian Companies Act 1956, dividends may be paid out of profits of a Company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years after providing for depreciation. Before declaring a dividend greater than 10% of the par value of its equity shares, a Company is required under the Indian Companies Act, 1956 to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10% depending upon the dividend percentage to be declared in such year. However, under the Companies Act, 2013, it is not mandatory for the Company to transfer such percentage of its profits to reserves and it is left to the discretion of the Company which may transfer such percentage of its profits as it may consider appropriate.

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

Voting Rights

At any general meeting, voting is by show of hands unless a poll is demanded by a shareholder or shareholders present in person or by proxy holding (a) not less than one-tenth of the total voting power entitled to vote on a resolution or (b) shares with an aggregate paid up capital of at least `500,000. Upon a show of hands, every shareholder entitled to vote and present in person has one vote and, on a poll, every shareholder entitled to vote and present in person or by proxy has voting rights in proportion to the paid up capital held by such shareholders. The Chairperson has a casting vote in the case of any tie.

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

Ordinary resolutions may be passed by simple majority of those present and voting at any general meeting for which the required period of notice has been given. However, specified resolutions such as amendments to our Articles and the Memorandum of Association, commencement of a new line of business, the waiver of pre-emptive rights for the issuance of any new shares and a reduction of share capital, require that votes cast in favour of the resolution (whether by show of hands or on a poll) are not less than three times the number of votes, if any, cast against the resolution by members so entitled and voting. As per the Indian Companies Act, unless the articles of association of a Company provide for all directors to retire at every annual general meeting, not less than two-third of the directors of a public Company must retire by rotation, while the remaining one-third may remain on the board until they resign or are removed. Our Articles of Association require two thirds of our Directors to retire by rotation. One-third of the directors who are subject to retirement by rotation must retire at each Annual General Meeting. Further, the Indian Companies Act requires certain resolutions such as those listed below to be voted on only by a postal ballot:

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

Pre-emptive Rights and Issue of Additional Shares

The Indian Companies Act gives shareholders the right to subscribe for new shares in proportion to their respective existing shareholdings unless otherwise determined by a special resolution passed by a General Meeting of the shareholders. Under the Indian Companies Act, in the event of an issuance of securities, subject to the limitations set forth above, a Company must first offer the new shares to the shareholders on a fixed record date. The offer must include: (i) the right, exercisable by the shareholders of record, to renounce the shares offered in favour of any other person; and (ii) the number of shares offered and the period of the offer, which may not be less than 15 days from the date of offer. If the offer is not accepted it is deemed to have been declined and thereafter the board of directors is authorized under the Indian Companies Act to distribute any new shares not purchased by the pre-emptive rights holders in the manner that it deems most beneficial to the Company.

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

At the Annual General Meeting, the shareholders approved the following items:

•	Adoption of audited financials for the fiscal year ended March 31, 2015 as per Indian GAAP.
•	Declaration of Dividend for the year ended March 31, 2015.
•	Reappointment of ASA & Associates LLP as the statutory auditors.
•	Reappointment of Executive Director
•	Enhancement of borrowing powers of the Company.

The shareholders approved all the above items except reappointment of Mr P S Raju as director which was not taken up as he has offered his resignation effective May 31, 2015. Further the shareholders decided not to fill the vacancy caused by his resignation during the meeting.

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

Under the Indian Companies Act, unless the shares of a Company are held in a dematerialized form, a transfer of shares is effected by an instrument of transfer in the form prescribed by the Indian Companies Act and the rules there under together with delivery of the share certificates. Our transfer agent is GNSA Infotech Limited, Chennai.

Disclosure of Ownership Interest

Section 89 of the Indian Companies Act 2013 requires holders on record who do not hold beneficial interests in shares of Indian companies to declare to the Company certain details, including the nature of the holder's interest and details of the beneficial owner. Any person who fails to make the required declaration within 30 days may be liable for a fine which may extend to `50 and where the failure is a continuing one with a further fine which may extend to `1 for every day after the first during which the failure continues.

Audit and Annual Report

Under the Indian Companies Act, a Company must file its annual report with the Registrar of Companies within 7 months from the close of the accounting year or within 30 days from the date of the Annual General Meeting, whichever is earlier. At least 21 days before the annual general meeting of shareholders excluding the days of mailing and receipt, we must distribute to our shareholders a detailed version of our audited balance sheet, profit and loss account and cash flow statement and the related reports of the Board and the auditors, together with a notice convening the annual general meeting. These materials are also generally made available at our corporate website, www.sifycorp.com Under the Indian Companies Act, we must file the audited financial statements presented to the shareholders within 30 days of the conclusion of the annual general meeting with the Registrar of Companies in Tamil Nadu, India, which is the state in which our registered office is located. We must also file an annual return containing a list of our shareholders and other information within 60 days of the conclusion of the meeting.

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

Under the Indian Companies Act, the articles of association may be altered by a special resolution of the shareholders

Provisions on Changes in Capital

Our authorized capital can be altered by an ordinary resolution of the shareholders in a General Meeting. The additional issue of shares is subject to the pre-emptive rights of the shareholders. In addition, a Company may increase its share capital, consolidate its share capital into shares of larger face value than its existing shares or sub-divide its shares by reducing their par value, subject to an ordinary resolution of the shareholders in a General Meeting.

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

The Government is yet to notify the scheme.

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

The GAAR was originally proposed to become effective for transactions entered into on or after April 1, 2013. In September 2013, vide Notification No. 75, the Government of India had notified the applicability of the GAAR provisions along with certain threshold limits which will become effective from April 1, 2015. However vide Finance Act, 2015 the implementation of GAAR has been deferred by 2 years so as to implement it as part of a comprehensive regime to deal with OECD’s BEPS project of which India is an active participant. Thus, GAAR provisions shall be applicable from fiscal 2018.

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

Provisions of the Income Tax Act have been amended effective April 1, 2016 for determination of place of effective management (POEM) of a Company. Accordingly, Section 6(3) was amended to provide that a Company is said to be resident in India in any financial year if it is an Indian Company or its POEM in that year is in India. POEM has been defined to mean a place where key management and commercial decisions that are necessary for the conduct of the business of an entity as a whole are, in substance, made. The effective date of these amendments have been postponed to fiscal year commencing April 2017.

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

The Income Tax Act provides that the MAT paid by companies can be adjusted against its tax liability over the next ten years

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

Service Tax Brokerage or commission paid to stock brokers in connection with the sale or purchase of shares is subject to a service tax of 14.5% till May 31, 2016. The service tax has been increased to 15% effective June 1 2016. The stock broker is responsible for collecting the service tax from the shareholder and paying it to the relevant authority

Income Tax Matters

The statutory corporate income tax rate and the surcharge thereon are subject to change in line with the changes announced in the Union Budget each year. For fiscal year 2015, the corporate income tax rate is 30%, subject to a surcharge of 12% where the taxable total income exceeds `10 crores and education cess of 2 % and 1% secondary and higher education cess, resulting in an effective tax rate of 34.61% (or 33.99%). We cannot assure you that the current income tax rate will remain unchanged in the future. We also cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be levied by the Government of India. Until April 1, 2002, dividends declared, distributed or paid by an Indian corporation were subject to a dividend tax of 10.2%, including the applicable surcharge for fiscal 2002, of the total amount of the dividend declared, distributed or paid. This tax is not paid by shareholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation before distribution of a dividend. Effective April 1, 2002, Indian companies were no longer to be taxed on declared dividends. The Finance Act, 2003 proposed that after April 1, 2003, dividend income will be exempt from tax for shareholders and those domestic companies will be liable to pay a dividend distribution tax at the rate of 12.5% plus a surcharge and education cess at the time of the distribution. The Finance Act 2014 has increased the rate of dividend distribution tax to 15% plus applicable surcharge and education cess resulting in an effective rate of 20.358%.

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

Direct and Indirect Payments by the Depositary to Sify

Pursuant to the Deposit Agreement with Citibank N.A, we received the following payments from Citibank during the fiscal year ended March 31, 2016 in connection with our ADS Program:

Fee	Amount in US $
Travel (Investor Relations)	10,000.00
Internet , telephone and mail charges	106.60
Printing/mailing/processing	22,098.83
Text Conversion charges & others	450.00
Total amount reimbursed	32,655.43

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15. Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 20-F, our management, with the participation of our CEO, Chairman, Managing Director and Chief Financial Officer, has carried out an evaluation of the effectiveness of our disclosure controls and procedures. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.

Based on their evaluation as of March 31, 2016, our CEO, Chairman and Managing Director and Chief Financial Officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, were effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the CEO, Chairman, Managing Director and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure

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

2)	Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2016. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in Internal Control — Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2016.

3)	Our independent registered public accounting firm, ASA & Associates LLP, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2016.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Sify Technologies Limited

We have audited Sify Technologies Limited’s (“the Company”) internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission(COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of the Company and subsidiaries as of March 31, 2016 and March 31, 2015 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2016 and our report dated June 22, 2016 expressed an unqualified opinion on those consolidated financial statements.

ASA & Associates LLP

Independent Registered Public Accounting Firm

Chennai,India
June 22, 2016

Changes in internal control over financial reporting

During the period covered by this Annual Report, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16A. Audit Committee financial expert

Mr. C. B. Mouli, a member of our audit committee, has been deemed “independent” per the applicable SEC and NASDAQ rules. The Board of Directors has determined that Mr Mouli is the “audit committee financial expert” as defined by the applicable rules of the SEC. See Item 6 for description of Mr. Mouli’s relevant experience.

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

Type of Service	Fiscal year ended
	march 31, 2016		march 31, 2015
(a) Audit Fees	`	5.40 million	`	4.65 million
(b) Audit Related Fees		-		-
(c) Tax Fees		-		-
(d) All Other Fees		-		-

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

See Item No 18

Item 18. Financial Statements

Consolidated Statements and other Financial Information

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Sify Technologies Limited

We have audited the accompanying consolidated statement of financial position of Sify Technologies Limited and its subsidiaries(‘the Company’) as of March 31, 2016 and 2015 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31,2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements, based on our audits.

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

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sify Technologies Limited and its subsidiaries as of March 31, 2016 and 2015 and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2016, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sify Technologies Limited’s internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 22, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

ASA & Associates LLP

Independent Registered Public Accounting Firm

Chennai,India
June 22, 2016

Sify Technologies Limited

Consolidated Statement of Financial Position

(In thousands of Rupees, except share data and as otherwise stated)

		As at March 31,		As at March 31,
	Note	2016 `	2015 `	2016 Convenience
				translation into US$ thousands
				Note 2(c)
Assets
Property, plant and equipment	5	6,327,890	5,972,268	95,396
Intangible assets	6	605,646	574,385	9,130
Lease prepayments	8	904,201	821,244	13,631
Other assets	9	687,463	788,893	10,364
Other investments	14	1,710	1,710	26
Deferred tax assets	10	-	-	-
Total non-current assets		8,526,910	8,158,500	128,547

Inventories	11	741,432	233,094	11,177
Trade and other receivables, net	12	7,361,452	6,113,455	110,976
Prepayments for current assets	13	236,252	251,639	3,562
Restricted cash	7	345,328	247,913	5,206
Cash and cash equivalents	7	1,390,552	1,229,634	20,963
Total current assets		10,075,016	8,075,735	151,884
Total assets		18,601,926	16,234,235	280,431

Equity	15
Share capital		1,423,125	1,423,125	21,454
Share premium		18,474,481	18,474,481	2,78,512
Share based payment reserve		287,901	235,915	4,340
Other components of equity		51,495	36,662	776
Accumulated deficit		(12,736,171)	(13,004,882)	(1,92,004)
Total equity attributable to equity holders of the Company		7,500,831	7,165,301	1,13,078

Sify Technologies Limited

Consolidated Statement of Financial Position

(In thousands of Rupees, except share data and as otherwise stated)

		As at March 31,		As at March 31,
	Note	2016 `	2015 `	2016 Convenience
				translation into US$ thousands
				Note 2(c)
Liabilities
Finance lease obligations, other than current installments	16	395,693	617,062	5,965
Borrowings	19	995,412	821,912	15,006
Employee benefits	17	94,936	79,531	1,431
Other liabilities	18	586,711	507,587	8,846
Total non-current liabilities		2,072,752	2,026,092	31,248

Finance lease obligations, current installments	16	557,618	556,804	8,406
Borrowings	19	1,852,225	1,315,496	27,923
Bank overdraft	7	719,767	756,896	10,851
Trade and other payables	20	4,801,583	3,497,954	72,385
Deferred income	21	1,097,150	915,692	16,540
Total current liabilities		9,028,343	7,042,842	136,105

Total liabilities		11,101,095	9,068,934	167,353
Total equity and liabilities		18,601,926	16,234,235	280,431

The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited

Consolidated Statement of Income

(In thousands of Rupees, except share data and as otherwise stated)

		Year ended March 31,			Year ended March 31,
	Note	2016 `	2015 `	2014 `	2016 Convenience
					translation into US$ thousands
					Note2(c)
Revenue
- Rendering of services		14,098,582	12,067,742	9,966,404	212,543
- Sale of products		936,314	796,872	493,825	14,115
Total	22	15,034,896	12,864,614	10,460,229	2,26,658
Cost of goods sold and services rendered
- Rendering of services		(82,88,714)	(6,986,566)	(5,643,940)	(124,957)
- Sale of products		(815,150)	(740,746)	(492,920)	(12,288)
Total	24	(91,03,864)	(7,727,312)	(6,136,860)	(137,245)
Other income		104,885	92,859	93,461	1,581
Selling, general and administrative expenses	25	(3,479,287)	(3,132,040)	(2,739,813)	(52,452)
Depreciation and amortization	5 & 6	(1,598,037)	(1,271,806)	(1,101,243)	(24,091)
Profit from operating activities		958,593	826,315	575,774	14,451

Finance income	28	45,437	61,358	120,248	685

Finance expenses	28	(565,712)	(512,293)	(377,622)	(8,528)
Net finance income / (expense)		(520,275)	(450,935)	(257,374)	(7,843)

Profit before tax		438,318	375,380	318,400	6,608
Income tax (expense) / benefit	10	135	(122)	-	2
Profit for the year		438,453	375,258	318,400	6,610
Attributable to:
Equity holders of the Company		438,453	375,258	318,400	6,610
Non-controlling interest		-	-	-	-
		438,453	375,258	318,400	6,610
Earnings per share	29
Basic earnings per share		3.11	2.66	2.33	0.05
Diluted earnings per share		3.10	2.65	2.33	0.05

The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited

Consolidated Statement of Comprehensive Income

(In thousands of Rupees, except share data and as otherwise stated)

	Year ended March 31,
	2016 `	2015 `	2014 `	2016 Convenience
				translation into US$ thousands Note 2(c)
Profit for the year	438,453	375,258	318,400	6,610
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements of the net defined benefit liability/asset	1,391	(21,097)	23,806	21
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	13,442	3,689	850	203
Share of gains and (losses) from equity accounted investee, net of taxes	-	-	-
Total other comprehensive income, net of taxes	14,833	(17,408)	24,656	224
Total comprehensive income	453,286	357,850	343,056	6,834
Total comprehensive income attributable to:
Equity holders of the Company	453,286	357,850	343,056	6,834
Non-controlling interest	-	-	-	-
	453,286	357,850	343,056	6,834

Sify Technologies Limited

Consolidated Statement of Changes in Equity

(In thousands of Rupees, except share data and as otherwise stated)

For year ended March 31, 2016
Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained earnings / (accumulated deficit)	Total	Non- controlling interest	Total equity
Balance at April 1, 2015	1,423,125	18,474,481	235,915	36,662	(13,004,882)	7,165,301	-	7,165,301

Total comprehensive income for the year	-	-	-	14,833	438,453	453,286	-	453,286
Transactions with owners, recorded directly in equity
Issue of share capital	-	-	-	-	-	-	-	-
Dividends paid (incl dividend distribution tax)	-	-	-	-	(1,69,742)	(1,69,742)	-	(1,69,742)
Share-based payment transactions	-	-	51,986	-	-	51,986	-	51,986
Balance at March 31, 2016	1,423,125	18,474,481	287,901	51,495	(12,736,171)	7,500,831	-	7,500,831

For year ended March 31, 2015
Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained earnings / (accumulated deficit)	Total	Non- controlling interest	Total equity
Balance at April 1, 2014	1,423,125	18,474,481	224,196	54,070	(13,220,219)	6,955,653	-	6,955,653

Total comprehensive income for the year	-	-	-	(17,408)	375,258	357,850	-	357,850
Transactions with owners, recorded directly in equity
Issue of share capital	-	-	-	-	-	-	-	-
Dividends paid (incl dividend distribution tax)	-	-	-	-	(159,921)	(159,921)	-	(159,921)
Share-based payment transactions	-	-	11,719	-	-	11,719	-	11,719
Balance at March 31, 2015	1,423,125	18,474,481	235,915	36,662	(13,004,882)	7,165,301	-	7,165,301

For year ended March 31, 2014
Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained earnings / (accumulated deficit)	Total	Non- controlling interest	Total equity
Balance at April 1, 2013	1,329,203	18,267,148	224,276	29,414	(13,538,619)	6,311,422	-	6,311,422

Total comprehensive income for the year	-	-	-	24,656	318,400	343,056	-	343,056
Transactions with owners, recorded directly in equity
Issue of share capital	93,922	207,208	-	-	-	301,130	-	301,130
Share-based payment transactions	-	125	(80)	-	-	45	-	45
Balance at March 31, 2014	1,423,125	18,474,481	224,196	54,070	(13,220,219)	6,955,653	-	6,955,653

The accompanying notes form an integral part of these consolidated financial statements.

Sify Technologies Limited

Consolidated Statements of Cash Flows

For the fiscal years ended March 31,

(In thousands of Rupees, except share data and as otherwise stated)

	Year ended March 31,
	2016 `	2015 `	2014 `	2016 Convenience
				translation into US$ thousands
				(Unaudited) Note 2(c)

Profit for the year	438,453	375,258	318,400	6,610
Adjustments for:
Depreciation and amortization	1,598,037	1,271,806	1,101,243	24,091
Customs duty credit entitlement written off	-	-	26,391	-
(Gain) / loss on sale of property, plant and equipment	(1,617)	(3,973)	(1,115)	(24)
Provision for advances no longer required written back	-	(41,538)	-	-
Provision for doubtful receivables/advances	182,161	260,494	208,993	2,746
Provision for expenses no longer required written back	(49,910)	-	-	(752)
Stock compensation expense	51,986	11,719	45	784
Net finance (income) / expense	520,275	450,935	257,374	7,843
Unrealized (gain)/ loss on account of exchange differences	31,035	60,743	8,433	468
Amortization of leasehold prepayments	14,649	14,380	14,276	221
Tax expense	(135)	122	-	(2)
Cash flow from operating activities before working capital changes	2,784,934	2,399,946	1,934,040	41,985

Change in trade and other receivables	(946,189)	(1,156,456)	(1,347,378)	(14,264)
Change in inventories	(508,338)	(32,265)	(14,163)	(7,663)
Change in other assets	19,211	(273,241)	(490,856)	290
Change in trade and other payables	1,347,140	660,061	677,501	20,309
Change in employee benefits	16,796	19,799	10,212	253
Change in deferred income	220,551	247,914	145,566	3,325
Cash generated from operations	2,934,105	1,865,758	914,922	44,233
Income taxes (paid)/ refund received	(491,443)	(308,777)	53,519	(7,409)
Net cash from / (used in) operating activities	2,442,662	1,556,981	968,441	36,824

Sify Technologies Limited

Consolidated Statements of Cash Flows

For the fiscal years ended March 31,

(In thousands of Rupees, except share and per share data and as otherwise stated)

	Year ended March 31,
	2016 `	2015 `	2014 `	2016 Convenience
				translation into US$ thousands
				(Unaudited) Note 2(c)
Cash flows from / (used in) investing activities
Acquisition of property, plant and equipment	(1,484,292)	(836,794)	(890,594)	(22,376)
Expenditure on intangible assets	(128,705)	(104,450)	(38,918)	(1,940)
Proceeds from sale of property, plant and equipment	1,695	3,973	5,833	26
Finance income received	45,251	70,346	116,995	682
Net cash from / (used in) investing activities	(1,566,051)	(866,925)	(806,684)	(23,608)

Cash flows from / (used in) financing activities
Proceeds from issue of share capital (including share premium)	-	-	300,000	-
Proceeds from issue of shares on exercise of ASOP (including share premium)	-	-	1,131	-
Proceeds from / (repayment) of borrowings (net)	700,882	639,160	297,009	10,566
Finance expenses paid	(567,874)	(507,997)	(373,137)	(8,561)
Proceeds from / (repayment of) finance lease liabilities	(543,580)	(568,967)	(110,004)	(8,195)
Payment of dividend and dividend distribution tax	(169,741)	(159,921)	-	(2,559)
Net cash from / (used in) financing activities	(580,313)	(597,725)	114,999	(8,749)

Net increase / (decrease) in cash and cash equivalents	296,298	92,331	276,756	4,467
Cash and cash equivalents at April 1	720,651	632,780	356,446	10,864
Effect of exchange fluctuations on cash held	(836)	(4,460)	(422)	(13)
Cash and cash equivalents at March 31	1,016,113	720,651	632,780	15,318

Refer note 3 (c) and note 7 for the composition of cash and cash equivalents.

Supplementary information
Additions to property, plant and equipment represented by finance lease obligations	510,783	688,981	691,855	7,700

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

These Consolidated Financial Statements have been approved for issue by the Board of Directors on June 22, 2016

b.	Basis of measurement

These Consolidated Financial Statements have been prepared on the historical cost basis except for the following:

•	Financial assets at fair value through other comprehensive income are measured at fair value
•	Non-current asset held for sale measured at lower of carrying value and fair value less costs to sell.
•	Derivative financial instruments are measured at fair value
•	Financial instruments at fair value through profit or loss are measured at fair value.
•	The defined benefit asset is recognized as the net total of the plan assets, plus unrecognized past service cost and unrecognized actuarial losses, less unrecognized actuarial gains and the present value of the defined benefit obligation.
•	In relation to lease prepayments, the initial fair value of the security deposit is estimated as the present value of the refundable amount, discounted using the market interest rates for similar instruments. The difference between the initial fair value and the refundable amount of the deposit is recognized as a lease prepayment.

The above items have been measured at fair value and the methods used to measure fair values are discussed further in Note 4.

c.	Functional and presentation currency

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

Convenience translation (unaudited): Solely for the convenience of the reader, the financial statements as of and for the year ended March 31, 2016 have been translated into United States dollars (neither the presentation currency nor the functional currency of the Group) based on the reference rate in the City of Mumbai on March 31, 2016, for cable transfers in Indian rupees as published by the Reserve Bank of India which was `66.33 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollar at such a rate or at any other rate on March 31, 2016 or at any other date.

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

Application of accounting policies that require critical accounting estimates and assumption having the most significant effect on the amounts recognized in the financial statements are:

•	Useful lives of property, plant and equipment (Note 3 e and Note 5)
•	Useful lives of intangible assets (Note 3 g and Note 6)
•	Lease classification (Note 3 h, 8, 16 and 30)
•	Determination of percentage completion in construction contracts (Note 3 j)
•	Measurement of the recoverable amounts of cash-generating units containing goodwill (Note 6)
•	Utilization of tax losses (Note 10)
•	Measurement of defined employee benefit obligations (Note 17)
•	Measurement of share-based payments (Note 27)
•	Valuation of financial instruments (Note 3 c, 4, 35 and 36)
•	Provisions and contingencies (Note 3 n and 32)

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these Consolidated Financial Statements.

a.	Basis of consolidation

The financial statements of the Group companies are consolidated on a line-by-line basis. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. These financial statements are prepared by applying uniform accounting policies in use at the Group.

(i)	Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Thus, the Company controls an investee if and only if the Company has all the following :

- power over the investee;

- exposure, or rights, to variable returns from its involvement with the investee; and

- the ability to use its power over the investee to affect the amount of the Company’s returns.

Generally, there is a presumption that majority of voting rights results in control. To support this presumption and when the Group has less than a majority of voting of similar rights of an investee, the group considers all relevant facts and circumstances in assessing whether it has power over an investee.

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

(i) Financial Assets

Financial assets comprises of investments in equity and debt securities, trade receivables, cash and cash equivalents and other financial assets.

Initial recognition:

All financial assets are recognised initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset. Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognised on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

Subsequent measurement:

Financial assets measured at amortized cost:

Financial assets held within a business model whose objective is to hold financial assets in order to collect contractual cashflows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding are measured at amortised cost using effective interest rate (EIR) method. The EIR amortisation is recognised as finance income in the Statement of Income.

The Group while applying above criteria has classified the following at Amortised cost

- Trade receivables

- Other financial assets.

Financial assets at fair value through other comprehensive income (FVTOCI):

Financial assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount oustanding are subsequently measured at FVTOCI. Fair value movements in financial assets at FVTOCI are recognised in other comprehensive income.

Equity instruments held for trading are classified as at fair value through profit or loss (FVTPL). For other equity instruments the Group classifies the same as at FVTOCI. The classification is made on initial recognition and is irrevocable. Fair value changes on equity investments at FVTOCI, excluding dividends, are recognised in other comprehensive income (OCI).

Financial assets at fair value through profit or loss (FVTPL):

Financial asset are measured at fair value through profit or loss if it does not meet the criteria for classification as measured at amortised cost or at fair value through other comprehensive income. All fair value changes are recognised in the Statement of Income.

Derecognition of financial assets:

Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire or the financial asset is transferred and the transfer qualifies for derecognition. On derecognition of a financial asset in its entirety, the difference between the carrying amount (measured at the date of derecognition) and the consideration received (including any new asset obtained less any new liability assumed) shall be recognised in the Statement of Income.

Impairment of financial assets:

Trade receivables, contract assets, lease receivables under IFRS 9, investments in debt instruments that are carried at amortised cost, investments in debt instruments that are carried at FVTOCI are tested for impairment based on the expected credit losses for the respective financial asset.

Trade receivables

An impairment analysis is performed at each reporting date. The expected credit losses over lifetime of the asset are estimated by adopting the simplified approach using a provision matrix which is based on historical loss rates reflecting current condition and forecasts of future economic conditions. In this approach assets are grouped on the basis of similar credit characteristics such as industry, customer segment, past due status and other factors which are relevant to estimate the expected cash loss from these assets.

Other financial assets

Other financial assets are tested for impairment based on significant change in credit risk since initial recognition and impairment is measured based on probability of default over the lifetime when there is significant increase in credit risk.

(ii) Financial liabilities

Financial liabilities are initially recognised at fair value plus any transaction cost that are attributable to the acquisition of the financial liabilities except financial liabilities at fair value through profit or loss which are initially measured at fair value.

Subsequent measurement:

The financial liabilities are classified for subsequent measurement into following categories:

- at amortised cost

- at fair value through profit or loss

Financial liabilities at amortised cost

The Group is classifying the following under amortised cost;

a) Borrowings from banks

c) Finance lease obligations

d) Trade payables

e) Other financial liabilities

Amortised cost for financial liabilities represents amount at which financial liability is measured at initial recognition minus the principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between that initial amount and the maturity amount.

Financial liabilities at fair value through profit or loss

Financial liabilities held for trading are measured at FVTPL.

Derecognition of financial liabilities:

A financial liability shall be derecognised when, and only when, it is extinguished i.e. when the obligation specified in the contract is discharged or cancelled or expires.

(iii) Derivative financial instruments

Foreign exchange forward contracts and options are entered into by the Group to mitigate the risk of changes in foreign exchange rates associated with certain payables, receivables and forecasted transactions denominated in certain foreign currencies. The group also enters into cross currency interest rate swaps for hedging the risk against variability in cash flows of its term loan.

These derivative contracts do not qualify for hedge accounting under IFRS 9, and are initially recognized at fair value on the date the contract is entered into and subsequently re-measured at their fair value. Gains or losses arising from changes in the fair value of the derivative contracts are recognized immediately in profit or loss.

(iv) Offsetting of Financial Assets and Financial Liabilities

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the assets and settle the liability simultaneously.

(v) Reclassification of financial assets

The Group determines classification of financial assets and liabilities on initial recognition. After initial recognition, no reclassification is made for financial assets which are categorised as equity instruments at FVTOCI and financial assets or liabilities that are specifically designated as FVTPL. For financial assets which are debt instruments, a reclassification is made only if there is a change in the business model for managing those assets. Changes to the business model are expected to be very infrequent. The management determines change in the business model as a result of external or internal changes which are significant to the Group’s operations. A change in the business model occurs when the Group either begins or ceases to perform an activity that is significant to its operations. If the Group reclassifies financial assets, it applies the reclassification prospectively from the reclassification date which is the first day of the immediately next reporting period following the change in business model. The Group does not restate any previously recognised gains, losses (including impairment gains or losses) or interest.

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

(ii) Depreciation

Depreciation is recognized in the consolidated statement of income on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Management’s estimated useful lives for the years ended March 31, 2016, 2015 and 2014 were as follows:

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

Assets given on operating lease:

Assets given on operating lease are depreciated over the useful life of the assets. Rental income is recognised in the statement of income on a straight line basis over the lease term.

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

In accordance with Indian law, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and employer make monthly contributions to the plan, each equal to a specified percentage of employee’s basic salary. The Group has no further obligations under the plan beyond its monthly contributions. The Group does not have any legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. Obligation for contributions to the plan is recognized as an employee benefit expense in profit or loss when incurred.

(b)	Defined benefit plans (Gratuity)

In accordance with applicable Indian laws, the Group provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on the respective employee’s last drawn salary and the years of employment with the Group. The Company’s net obligation in respect of the gratuity plan is calculated by estimating the amount of future benefits that the employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service cost and the fair value of plan assets are deducted. The discount rate is the yield at the reporting date on risk free government bonds that have maturity dates approximating the terms of the Company’s obligations. The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Group, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan.

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

The employees of the Group are entitled to compensated absence. The employees can carry forward a portion of the unutilized accrued absence and utilize it in future periods or receive cash compensation at retirement or termination of employment for the unutilized accrued compensated absence. The Group recognizes an obligation for compensated absences in the period in which the employee renders the services. The Group provides for the expected cost of compensated absence as the additional amount that the Group expects to pay as a result of the unused entitlement that has accumulated based on actuarial valuations at the balance sheet date, carried out by an independent actuary in the statement of income.

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

o.	Revenue Recognition

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

(v) Applications Integration Services:

Revenue from Applications Integration services include online assessment, document management services, web development, mailing solutions, supply chain software and e-learning software development services. E-learning software development services consist of structuring of content, developing modules, delivery and training users in the modules developed. Revenue from Applications Integration Services is recognised based on percentage of completion method. Percentage completion is measured based on the amount of time/effort spent on a project. Revenue in relation to ‘time’ is measured as the agreed rate per unit of time multiplied by the units of time expended. The element of revenue related to materials is measured in accordance with the terms of the contract.

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

Finance income comprises interest income on funds invested, dividend income and gains on the disposal of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date when the Group’s right to receive payment is established, which in the case of quoted securities is the ex-dividend date.

Finance expense comprises interest expense on loans and borrowings, bank charges, unwinding of the discount on provision, fair value losses on financial assets at fair value through profit or loss that are recognized in statement of income.

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

t.	Recent accounting pronouncements

(i)	Standards early adopted by the Group

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

The effective date for adoption of IFRS 9 is annual periods beginning on or after January 1, 2018, though early adoption is permitted. The Group has early adopted IFRS 9 in accordance with transitional provisions set out in the standard. The date of initial application is April 1, 2015. Comparative figures have been regrouped wherever necessary. Refer note 39. The standard is not applied to items that have already been derecognised at the date of initial application.

(ii)	New Standards and interpretations not yet adopted

IFRS 15 Revenue from Contracts with Customers: In May 2014, the International Accounting Standards Board (IASB) issued IFRS 15, Revenue from Contracts with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The standard permits the use of either the retrospective or cumulative effect transition method. The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2017, though early adoption is permitted. The Group is currently evaluating the effect of IFRS 15 on the consolidated financial statements.

In September 2015, the IASB has deferred the effective date of IFRS 15 to January 1, 2018.

IFRS 16 leases : IFRS 16 on lease was issued on January 13, 2016 and is effective from the year January 1, 2019. The standard replaces all existing lease accounting requirements and represents a significant change in accounting and reporting of leases, with more assets and liabilities to be reported on the Statement of Financial Position and a different recognition of lease costs.

The Group is currently evaluating the effect of the standard on the consolidated financial statements.

4.	Determination of fair values

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal market or the most advantageous market must be accessible to the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy based on the lowest level input that is significant to the fair value measurement as a whole. The fair value hierarchy is described as below:

Level 1 -	unadjusted quoted prices in active markets for identical assets and liabilities.
Level 2 -	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 -	unobservable inputs for the asset or liability.

For assets and liabilities that are recognised in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation at the end of each reporting period.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of fair value hierarchy.

Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(i)	Property, plant and equipment

The fair value of property, plant and equipment recognized as a result of a business combination is an estimated amount for which a property could be exchanged on the date of acquisition in an orderly transaction between market participants. The fair value of items of plant, equipment, fixtures and fittings is based on the market approach and cost approach using quoted market prices for similar items when available and replacements costs when appropriate.

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

(iv)	Investments in equity and debt securities

The fair value is determined by reference to their quoted price at the reporting date. In the absence of quoted price, the fair value of the financial asset is measured using valuation techniques.

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

The fair value of forward exchange contracts is based on their quoted price, if available. If a quoted price is not available, the fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk free interest rate (based on government bonds). The fair value of foreign currency option contracts is determined based on the appropriate valuation techniques, considering the terms of the contract. Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Group entity and the counter party when appropriate. The fair value of the cross currency swaps (principal only swaps) and interest rate swaps is determined based on the discounting of the future cash flows at the market rates existing on the reporting date.

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

5.	Property, plant and equipment

The following table presents the changes in property, plant and equipment during the year ended March 31, 2016

	Cost				Accumulated depreciation				Carrying amount
Particulars	As at April 1, 2015	Additions	Disposals	As at March 31, 2016	As at April 1, 2015	Depreciation for the year	Deletions	As at March 31, 2016	as at March 31, 2016
Building	1,993,085	308,902	-	2,301,987	401,073	74,183	-	475,256	1,826,731
Plant and machinery	8,340,520	1,801,093	4,554	10,137,059	5,374,508	1,240,531	4,554	6,610,485	3,526,574
Computer equipments	790,631	198,488	37,611	951,508	649,977	89,929	37,535	702,371	249,137
Office equipment	286,141	101,010	449	386,702	203,319	26,117	449	228,987	157,715
Furniture and fittings	755,409	273,864	393	1,028,880	591,561	69,833	393	661,001	367,879
Vehicles	2,456	-	-	2,456	2,456	-	-	2,456	-
Total	12,168,242	2,683,357	43,007	14,808,592	7,222,894	1,500,593	42,931	8,680,556	6,128,036
Add: Construction in progress									1,99,854
Total	12,168,242	2,683,357	43,007	14,808,592	7,222,894	1,500,593	42,931	8,680,556	6,327,890

The following table presents the changes in property, plant and equipment during the year ended March 31, 2015

	Cost				Accumulated depreciation				Carrying
Particulars	As at April 1, 2014	Additions	Disposals	As at March 31, 2015	As at April 1, 2014	Depreciation for the year	Deletions	As at March 31, 2015	amount as at March 31, 2015
Building	1,991,503	1,582	-	1,993,085	329,920	71,153	-	401,073	1,592,012
Plant and machinery	7,346,809	1,091,920	98,209	8,340,520	4,496,616	976,101	98,209	5,374,508	2,966,012
Computer equipments	676,236	138,687	24,292	790,631	609,394	64,875	24,292	649,977	140,654
Office equipment	243,416	45,834	3,109	286,141	182,780	23,648	3,109	203,319	82,822
Furniture and fittings	661,581	103,014	9,186	755,409	554,379	46,368	9,186	591,561	163,848
Vehicles	2,456	-	-	2,456	2,295	161	-	2,456	-
Total	10,922,001	1,381,037	134,796	12,168,242	6,175,384	1,182,306	134,796	7,222,894	4,945,348
Add: Construction in progress									1,026,920
Total	10,922,001	1,381,037	134,796	12,168,242	6,175,384	1,182,306	134,796	7,222,894	5,972,268

The following table presents the changes in property, plant and equipment during the year ended March 31, 2014

	Cost				Accumulated depreciation				Carrying
Particulars	As at April 1, 2013	Additions	Disposals	As at March 31, 2014	As at April 1, 2013	Depreciation for the year	Deletions	As at March 31, 2014	amount as at March 31, 2014
Building	777,419	1,214,084	-	1,991,503	260,421	69,499	-	329,920	1,661,583
Plant and machinery	6,113,788	1,894,902	661,881	7,346,809	4,379,345	837,056	719,785	4,496,616	2,850,193
Computer equipments	689,245	49,421	62,430	676,236	561,267	48,127	-	609,394	66,842
Office equipment	240,449	8,987	6,020	243,416	171,180	17,618	6,018	182,780	60,636
Furniture and fittings	745,058	33,081	116,558	661,581	622,930	47,870	116,421	554,379	107,202
Vehicles	2,456	-	-	2,456	1,326	969	-	2,295	161
Total	8,568,415	3,200,475	846,889	10,922,001	5,996,469	1,021,139	842,224	6,175,384	4,746,617
Add: Construction in progress									856,513
Total	8,568,415	3,200,475	846,889	10,922,001	5,996,469	1,021,139	842,224	6,175,384	5,603,130

Leased assets

The Group’s leased assets include certain buildings, plant and machinery acquired under finance leases. As at March 31, 2016 the net carrying amount of buildings, plant and machinery and vehicles acquired under finance leases is `193,339 (March 31, 2015: `203,567), `1,113,026 (March 31, 2015: `1,120,799) and `Nil (March 31, 2015: `Nil) respectively. During the year, the Group acquired leased assets of `510,783 (March 31, 2015: `688,981).

In case prepayments are made towards buildings accounted for as finance leases, such prepayments are capitalized as ‘Leasehold Buildings’ (included in buildings) on the commencement of the lease term under the head ‘Property, plant and equipment’ and depreciated in accordance with the depreciation policy for similar owned assets.

Capital Commitments

As of March 31, 2016 and March 31, 2015, the Company had committed to spend approximately `558,249 and `329,992 respectively, under agreements to purchase property, plant and equipment.

Construction in progress

Amounts paid towards acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment that are not ready to be put into use are disclosed under construction-in-progress.

Capitalisation of expenses

The Company has capitalized expenses amounting to `Nil (March 31, 2015: `Nil) which are directly attributable to the construction of building.

Security

As at March 31, 2016 property, plant and equipment with a carrying amount of `4,812,229 (March 31, 2015: `3,613,287) are subject to a registered charge to secure bank borrowings.

6.   Intangible assets

Intangible assets comprise the following:

	March 31, 2016	March 31, 2015	March 31, 2014
Goodwill	14,595	14,595	14,595
Other intangible assets	591,051	559,790	544,841
	605,646	574,385	559,436

(i)  Goodwill

The following table presents the changes in goodwill during the years ended March 31, 2016 and 2015

	March 31, 2016	March 31, 2015
Balance at the beginning of the year	14,595	14,595
Effect of movement in exchange rates	-	-
Impairment loss recognized during the year	-	-
Net carrying amount of goodwill	14,595	14,595

The amount of goodwill as at March 31, 2016 and March 31, 2015 has been allocated to the Applications Integration Services segment.

(ii)  Other intangibles

The following table presents the changes in intangible assets during the years ended March 31, 2016, 2015 and 2014.

	Bandwidth Capacity	Software	License fees	Total
(A) Cost
Balance as at March 31, 2013	553,302	459,865	50,000	1,063,167
Acquisitions during the year	-	38,918	-	38,918
Disposals during the year	-	-	-	-
Balance as at March 31, 2014	553,302	498,783	50,000	1,102,085
Acquisitions during the year	23,206	58,243	23,000	104,449
Disposals during the year	-	-	-	-
Balance as at March 31, 2015	576,508	557,026	73,000	1,206,534
Acquisitions during the year	65,883	62,822	-	1,28,705
Disposals during the year	-	-	-	-
Balance as at March 31, 2016	6,42,391	6,19,848	73,000	1,335,239

(B) Amortization
Balance as at March 31,2013	46,090	415,144	15,906	477,140
Amortization for the year	46,090	31,514	2,500	80,104
Impairment loss on intangibles	-	-	-	-
Balance as at March 31,2014	92,180	446,658	18,406	557,244
Amortization for the year	48,411	36,439	4,650	89,500
Impairment loss on intangibles	-	-	-	-
Balance as at March 31, 2015	140,591	483,097	23,056	646,744
Amortization for the year	50,407	44,387	2,650	97,444
Impairment loss on intangibles	-	-	-	-
Balance as at March 31, 2016	1,90,998	5,27,484	25,706	744,188

(C) Carrying amounts
As at March 31, 2014	461,122	52,125	31,594	544,841
As at March 31, 2015	435,917	73,929	49,944	559,790
As at March 31, 2016	4,51,393	92,364	47,294	5,91,051

Intangible assets that were fully impaired/amortised were removed from the block during the year.

Capital commitments

The Company had not committed to spend any amount under agreements to purchase intangible assets during the year ending March 31, 2016 and 2015.

Capitalized borrowing costs

The Company had not capitalized any interest cost during years ended March 31, 2016 and 2015

7.   Cash and cash equivalents

Cash and cash equivalents as per consolidated statement of financial position, as at March 31, 2016 amounted to `1,390,552  (March 31, 2015: `1,229,634). This excludes cash-restricted of `345,328 (March 31, 2015: `247,913), representing deposits held under lien against working capital facilities availed and bank guarantees given by the Group towards future performance obligations.

(a) Restricted cash

	March 31, 2016	March 31, 2015	March 31, 2014
Current
Bank deposits held under lien against borrowings / guarantees from banks / Government authorities	345,328	247,913	210,223
Total restricted cash	345,328	247,913	210,223

(b) Non restricted cash
Current
Cash and bank balances	1,390,552	1,229,634	1,059,904

Total cash (a+b)	1,735,880	1,477,547	1,270,127
Bank overdraft used for cash management purposes	(719,767)	(756,896)	(637,347)
Cash and cash equivalents for the statement of cash flows	1,016,113	7,20,651	632,780

8.   Lease prepayments

	March 31, 2016	March 31, 2015
Towards land and buildings*	904,201	821,244
	904,201	821,244

* Includes `870,184 (March 2015:`778,375) paid for acquiring leasehold rights of land for construction of Data  Centers.

The prepayment towards land is amortized over the period of the lease on a straight line basis. In respect of buildings under operating lease, prepayments are amortized over the lease term on a straight line basis.

9.   Other assets

	March 31, 2016	March 31, 2015
Non current
Other deposits and receivables	687,463	788,893
	687,463	788,893

Financial assets included in other assets	179,580	233,230

10.   Deferred tax assets and liabilities

The tax effects of significant temporary differences that resulted in deferred tax assets and a description of the items that created these differences is given below

Recognized deferred tax assets / (liabilities)	Assets / (liabilities)
	March 31, 2016	March 31, 2015
Deferred tax assets
Property, Plant and Equipment	243,502	159,787
	243,502	159,787
Deferred tax liabilities
Intangible assets	(1,21,317)	(107,671)
Finance Lease obligations	(1,22,185)	(52,116)
	(2,43,502)	(159,787)

Net deferred tax asset recognized in balance sheet	-	-

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

Movement in temporary differences during the year

	Balance as at April 1, 2014	Recognized in income statement	Recognized in Equity	Balance as at March 31, 2015	Recognized in income statement	Recognized in Equity	Balance as at March 31, 2016
Property, plant and equipment	(64,181)	223,968	-	159,787	83,715	-	243,502
Intangible assets	(75,779)	(31,892)	-	(107,671)	(13,646)	-	(121,317)
Finance Lease obligations	-	(52,116)	-	(52,116)	(70,069)	-	(122,185)
Tax loss carry forwards	139,960	(139,960)	-	-	-	-	-
	-	-	-	-	-	-	-

Unrecognized deferred tax assets / (liabilities)

	As at March 31, 2016	As at March 31, 2015
Deductible temporary differences	226,140	428,929
Unrecognized tax losses	2,681,751	3,548,277
	2,907,891	3,977,206

Considering the probability of availability of future taxable profits in the period in which tax losses expire, deferred tax assets have not been recognized in respect of tax losses carried forward by the Group. The above tax losses expire at various years.

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

Income tax expense recognized in profit or loss

	March 31, 2016	March 31, 2015	March 31, 2014
Current tax expense / (benefit)
Current period	(135)	122	-

Deferred tax expense
Origination and reversal of temporary differences	-	139,960	(137,877)
Recognition of previously unrecognized tax losses	-	-	137,877
Reversal of previously recognized tax losses	-	(139,960)	-
			-
Total income tax expense / (benefit)	(135)	122	-

There are no income taxes directly recognized in other comprehensive income.

Reconciliation of effective tax rate

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before taxes is summarized below:

	Year ended March 31, 2016	Year ended March 31, 2015	Year ended March 31, 2014
Profit before income taxes	438,318	375,380	318,400
Enacted tax rates in India	34.61%	34.61%	33.99%
Computed expected tax expense / (benefit)	151,693	129,869	108,224
Effect of:
Share based payment expense not deductible for tax purposes	8,657	1,999	15
Unrecognised deferred tax assets on losses incurred during the year (net of temporary differences, if any)	16,476	13,166	(23,020)
Unrecognized deferred tax asset on temporary differences	(18,067)	(76,796)	6,863
Profit on sale of equity accounted investee	-	-	-
Profit on sale of equity accounted investee taxed at a lower rate	-	-	-
Difference on account differential tax rates in different jurisdictions	(212)	(2,251)
Expenses/income not taxable	(2,751)	(8,071)	8,300
Recognition of previously unrecognized tax losses	(155,931)	(57,794)	(100,382)
	(135)	122	-

11.   Inventories

Inventories comprise:

	March 31, 2016	March 31, 2015
Communication hardware	716,686	219,534
Application software	24,746	13,560
	741,432	233,094

The entire carrying amount of inventories as at March 31, 2016 and 2015 are secured in connection with bank borrowings and overdraft.

12.   Trade and other receivables

Trade and other receivables comprise:

	March 31, 2016	March 31, 2015
(i) Trade receivables, net	5,497,289	4,669,841
(ii) Other receivables including deposits	1,802,539	1,309,434
(iii) Construction contract related accruals	61,624	134,180
	7,361,452	6,113,455

(i)   Trade receivables as of March 31, 2016 and March 31, 2015 are stated net of allowance for doubtful receivables.  The Group maintains an allowance for doubtful receivables based on its age and collectability. Trade receivables are not collateralized except to the extent of refundable deposits received from cybercafé franchisees and from cable television operators. The Group’s exposure to credit and currency risks and impairment losses related to trade and other receivables, excluding construction work in progress is disclosed in note 36. Trade receivables consist of:

	March 31, 2016	March 31, 2015
Trade receivables from related parties	-	-
Other trade receivables	5,706,354	4,876,243
	5,706,354	4,876,243
Less: Allowance for doubtful receivables	(209,065)	(206,402)
Balance at the end of the year	5,497,289	4,669,841

The activity in the allowance for doubtful accounts receivable is given below:

	For the year ended
	March 31, 2016	March 31, 2015
Balance at the beginning of the year	206,402	173,397
Add : Additional provision, net	1,82,161	198,921
Less : Bad debts written off	(1,79,498)	(165,916)
Balance at the end of the year	209,065	206,402

(ii)   Other receivables comprises of the following items:

	March 31, 2016	March 31, 2015
Advances and other deposits (Refer Note (a) below)	513,487	511,945
Withholding taxes (Refer Note (b) below)	1,289,052	797,489
	1,802,539	1,309,434
Financial assets included in other receivables	161,551	118,154

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

13.   Prepayments for current assets

Prepayments for current assets comprise of the following:

	March 31, 2016	March 31, 2015
Prepayments for purchase of bandwidth	73,692	1,17,807
Prepayments related to insurance	905	8,390
Prepayments-others	1,46,175	1,11,088
Lease prepayments	15,480	14,354
	236,252	251,639

14.   Other investments

Other Investments comprise investment in unquoted equity instruments classified as financial assets at FVTOCI. The details of such investments are given below:

	March 31, 2016	March 31, 2015
Investment in equity shares of Vashi Railway Station Commercial Complex Limited	150	150
Investment in equity shares of Sarayu Clean Gen Private Limited	1,560	1,560
	1,710	1,710

15.   Equity

No of shares

	Year ended March 31,
	2016	2015	2014
Issued as at April 01	178,530,787	178,530,787	178,513,589
Issued for cash	-	-	-
Issued for consideration other than cash	-	-	-
Exercise of share options	-	-	17,198
Issued as at March 31	178,530,787	178,530,787	178,530,787

In fiscal 2015, the authorized share capital of the Company was enhanced by an amount of `189,000. Consequently our authorized share capital is increased to `2,040,000 divided into 204,000,000 Equity Shares, having a par value `10 per share. The holders of ordinary shares are entitled to receive dividends from time to time and are entitled to vote at meetings of the Group. All shares rank equally with regard to Group’s residual assets. 125,000,000 Equity shares are `7 paid up per share.

The directors recommended a dividend of `1 per paid up Equity Share of `10 each for the year 2015-16 (2014-15: `1 per paid up Equity share of `10 each) and is subject to approval by the shareholders at the Annual General Meeting to be held on July 4, 2016. The dividend involved a cash outflow of `141,030 towards dividend and `28,710 towards dividend distribution tax aggregating a total outflow of `169,740.

Also refer note 37 – Issue of share on private basis to existing promoter group and Note 27 – Share-based payment

Share based payment reserve

Share based payment reserve represents the stock compensation expense recognized in the statement of changes in equity.

Other components of equity:

a) Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

b) Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of investments classified as at FVTOCI until the investments are derecognized or impaired.

c) Recognized actuarial gain / loss

Recognized actuarial gain / loss represent the cumulative actuarial gain / loss recognized in other comprehensive income and presented within equity.

16.   Finance lease obligations

The Group leases routers and other equipment under finance lease arrangements. The following is a schedule of future minimum finance lease commitments as at March 31, 2016:

	March 31, 2016			March 31, 2015
	Future minimum lease payments	Interest	Present value minimum lease payments	Future minimum lease payments	Interest	Present value minimum lease payments
Less than one year	635,907	(78,289)	557,618	673,944	(117,140)	556,804
Between one and five years	439,240	(43,547)	395,693	671,762	(54,700)	617,062
Total	10,75,147	(1,21,836)	9,53,311	1,345,706	(171,840)	1,173,866

17.   Employee benefits

	March 31, 2016	March 31, 2015
Gratuity payable	56,212	45,903
Compensated absences	38,724	33,628
	94,936	79,531

Gratuity cost

The components of gratuity costs recognized in the consolidated income statement for the years ending March 31, 2016, March 31, 2015 and March 31, 2014 consist of the following:

	March 31, 2016	March 31, 2015	March 31, 2014
Service cost	16,215	12,089	16,016
Interest cost	6,178	4,319	4,879
Interest income	(2,590)	(2,950)	(3,199)
	19,803	13,458	17,696

Details of employee benefit obligation and plan asset are as follows:

	March 31, 2016	March 31, 2015
Present value of projected benefit obligation at the end of the year	91,801	79,038
Funded status of the plans	(35,589)	(33,135)
Recognized (asset) / liability	56,212	45,903

The following table set out the status of the gratuity plan:

Change in defined benefit obligation	March 31, 2016	March 31, 2015	March 31, 2014
Projected benefit obligation at the beginning of the year	79,038	53,369	65,723
Service cost	16,215	12,089	16,016
Interest cost	6,178	4,319	4,879
Remeasurements - Actuarial (gain) / loss	(1,325)	17,852	(23,806)
Benefits paid	(8,305)	(8,591)	(9,443)
Projected benefit obligation at the end of the year	91,801	79,038	53,369

Change in plan assets	March 31, 2016	March 31, 2015	March 31, 2014
Fair value of plan assets at the beginning of the year	33,135	40,626	42,563
Interest income	2,590	2,950	3,199
Remeasurements – return on plan assets excluding amounts included in interest income	66	(2,950)	-
Employer contributions	8,103	1,100	4,307
Benefits paid	(8,305)	(8,591)	(9,443)
Fair value of plan assets at the end of the year	35,589	33,135	40,626

Actual return on plan assets	2,656	-	3,199

Actuarial assumptions at end of the year:

The principal actuarial assumptions as on March 31, 2016, 2015 and 2014 were as follows:

	March 31, 2016	March 31, 2015	March 31, 2014
Discount rate	7.50% P.a	7.80% P.a	8.80% P.a
Long-term rate of compensation increase	7.00% P.a	7.00% P.a	6.00% P.a
Expected long term rate of return on plan assets	8.00% P.a	8.00% P.a	8.00% P.a
Average future working life time	4.40 years	4.90 years	4.90 years

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

The Group assesses these assumptions with the projected long-term plans of growth and prevalent industry standards.

Contributions: The Group expects to contribute `20,000 (March 31, 2016: `15,000) to its gratuity fund during the year ending March 31, 2017.

The expected benefit payments to be made in the next few years are as under:

Year	Amount (`)
1 Year	17,053
2 to 5 years	57,583
6 to 10 years	37,879
More than 10 years	25,090

Plan assets: The Gratuity plan’s weighted-average asset allocation at March 31, 2016 and March 31, 2015, by asset category is as follows:

	March 31, 2016	March 31, 2015
Funds managed by insurers	100%	100%

Remeasurements of the net defined benefit liability recognized in other comprehensive income

Amount recognized in other comprehensive income for the years ending March 31, 2016, 2015 and 2014 are as follows:

	March 31, 2016	March 31, 2015	March 31, 2014
Remeasurements of the net defined benefit liability
Actuarial (gain)/loss
- Change in demographic assumptions	-	-	-
- change in financial assumptions	1,250	-	-
- experience variance	(2,575)	17,852	23,806
- return on plan assets, excluding amounts recognized in net interest expense/ income	(66)	3,245	-
	(1,391)	21,097	23,806

Sensitivity Analysis of significant actuarial assumption

Sensitivity analysis for the defined benefit obligations will increase/ decrease by the amounts mentioned below if there is a variation of 100 basis points in the discount rate and salary escalation rate.

	Discount rate		Salary escalation rate
	Increase by 100 bps (` ‘000s)	Decrease by 100 bps (` ‘000s)	Increase by 100 bps (` ‘000s)	Decrease by 100 bps (` ‘000s)
Present Value of Defined Benefit Obligation	87,752	96,208	95,746	88,044

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

Contributions to defined contribution plans

In accordance with Indian law, all employees receive benefits from a provident fund, which is a defined contribution plan.  Both the employee and employer make monthly contributions to the plan, each equal to a specified percentage of employee’s basic salary. The Group has no further obligations under the plan beyond its monthly contributions. The Group contributed `73,902, `63,949, `52,524 for the years ended March 31, 2016, 2015 and 2014.

18.   Other liabilities

	March 31, 2016	March 31, 2015
Deferred income and other liabilities	586,711	507,587
	586,711	507,587

Financial liabilities included in other liabilities	205,187	165,156

19.   Borrowings

	March 31, 2016	March 31, 2015
Current
Term bank loans (Refer note 1 below) Other working capital facilities (Refer note 2 below)	306,625 1,156,156	188,938 743,439
Borrowings from others (Refer note 3 below)	389,444	383,119
	1,852,225	1,315,496
Non current
Term bank loans (Refer note 1 below)	756,435	481,438
Borrowings from others (Refer note 3 below)	238,977	340,474
	995,412	821,912

The Group has borrowings which include:

1.	The term loans bear interest rate ranging from 3.5% to 4.5% plus 6 months LIBOR in the case of Foreign currency term loans and 10.85% to 12.00% for others (March 31, 2015 - 12.50% to 13.00%) and repayable in equal quarterly installments within a tenor of 3 to 5 years after moratorium periods ranging from 6 months to one year in certain cases.

Of total balance, an amount of `187,500 is primarily secured by charge on movable fixed assets funded by term loan and also collaterally secured by extension of Equitable Mortgage of title deeds of property at Noida in the name of  M/s Pace Info Com Park Pvt Ltd (Merged with the Sify from 1st April 2014). An amount of `592,240 is primarily secured by EM of title deeds of property of the company at Rabale at Mumbai and plant and machinery at Rabale data centre 4th floor and the balance `203,195 is secured by property at Vashi in Mumbai.

2.	Working capital facilities:

(a)	Cash credit facilities amounting to `1,875,923, bank guarantees and all non fund facilities availed by the Group are primarily secured by way of pari-passu first charge on the entire current assets of the Group to all working capital bankers under consortium.

(b)	In addition to the above, out of these Cash Credit facilities,

(i)   exposure amounting to `1,127,800 is collaterally secured by way of pari-passu charge on the unencumbered movable fixed assets of the Group, both present and future.

(ii)   exposure amounting to `865,800 is collaterally secured by way of equitable mortgage over the properties at  Tidel Park, Chennai  and  Vashi, Vile Parle at Mumbai

(iii)  exposure amounting to `748,000 is collaterally secured by equitable mortgage over the land and building at Noida,  Uttar Pradesh and

(iv) the exposure amounting to `154,100 is collaterally secured by equitable mortgage over the Vashi property at Mumbai.

(c)	These working capital facilities bear interest ranging from 3.25% (plus LIBOR) to 12.00% p.a. (March 31, 2015 - 11.50% to 12.25%) and these facilities are subject to renewal annually.

3.	Borrowings from others include secured borrowings that are secured against relevant assets and unsecured borrowings. These loans carry an interest rate ranging from 10.00% p.a to 13.00% p.a. (March 31, 2015 - 12% to 13%)

20.   Trade and other payables

	March 31, 2016	March 31, 2015
Trade payables	1,923,557	1,267,023
Advance from customers	152,539	156,971
Accrued expenses	2,339,623	1,781,520
Other payables	385,864	292,440
	4,801,583	3,497,954

Financial liabilities included in trade and other payables	4,712,101	3,428,098

21.   Deferred income

	March 31, 2016	March 31, 2015
Deferred income	1,097,150	915,692
	1,097,150	915,692

22.   Revenue

	Year ended
	March 31, 2016	March 31, 2015	March 31, 2014
Rendering of services
Service revenue*	12,393,645	10,326,821	8,589,983
Initial franchise fee	-	-	79
Installation service revenue	1,704,937	1,740,921	1,376,342
	14,098,582	12,067,742	9,966,404
Sale of products	936,314	796,872	493,825
	1,50,34,896	12,864,614	10,460,229

* Including revenue arising from construction contracts (refer note 23) and revenue from operating leases amount to `391,500 (March 31, 2016), `285,745 (March 31, 2015) and `24,792 (March 31, 2014) (refer note 30)

23.   Construction contracts in progress

	Year ended
	March 31, 2016	March 31, 2015	March 31, 2014

Contract revenue recognized for the year	21,852	129,411	71,421
Aggregate amounts of costs incurred and recognized profits (less recognized losses) upto the reporting date for contracts in progress	48,315	101,403	53,273
Amount of retentions		-	-
Gross amount due from customers for contract work presented as an asset	48,315	126,806	63,976

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

25.   Selling, general and administrative expenses

	Year ended
	March 31, 2016	March 31, 2015	March 31, 2014

Personnel expenses	1,057,439	866,798	616,727
Marketing and promotion expenses	288,164	206,575	212,757
Administrative and other expenses*	2,133,684	2,058,667	1,910,329
	3,479,287	3,132,040	2,739,813

* Includes foreign exchange loss of `6,218, `3,371 and `5,284 for the years ended March 31, 2016, 2015 and 2014 respectively

26.   Personnel expenses

	Year ended
	March 31, 2016	March 31, 2015	March 31, 2014
Salaries and wages	1,756,945	1,473,371	1,202,713
Contribution to provident fund and other funds	93,706	77,112	70,604
Staff welfare expenses	16,698	18,148	17,138
Employee stock compensation expense	51,986	11,718	45
	1,919,335	1,580,349	1,290,500
Attributable to cost of goods sold and services rendered	861,896	713,551	673,773
Attributable to selling, general and administration expenses	1,057,439	866,798	616,727

27.   Share-based payments

Share based payments are designed as equity-settled plans. Under the equity settled plans, the Group had issued stock options under Associate Stock Option Plan (ASOP) 1999, ASOP 2000, ASOP 2002, ASOP 2005, ASOP 2007 and ASOP 2014. Each option entitles the holder to purchase one American Depository Share (ADS) at an exercise price determined by the Compensation committee on the date of the grant. There are no options outstanding in respect of ASOP 1999, ASOP 2000, ASOP 2002, ASOP 2005 and ASOP 2007 plans as at March 31, 2016. Our stock option plans are detailed as under:

(i)   Associate Stock Option Plan 2014

In July 2014, the Shareholders of the Group approved a new scheme for allotment of stock options to employees, the Associate Stock Option Plan 2014. 25,000,000 shares are reserved for this plan. Consequently 5,870,800 options were granted to the employees on January 20,2015. During the current year the Group has granted additional 1,84,300 options to newly joined employees.

The options vest in the following manner:

4,304,600 Options (Option Plan I):              3/5th of the options vest at the end of one year from the date of grant. The remaining 2/5th vests at the end of every half year during second and third years from the date of grant in four equal instalments

487,700 Options (Option Plan II):               2/5th of the options vest at the end of one year from the date of grant. The remaining 3/5th vests at the end of every half year during second, third and fourth years in six equal instalments

1,262,800 Options (Option Plan III):          2/5th of the options vest at the end of two years from the date of grant. The remaining 3/5th vests at the end of every half year during third, fourth and fifth years in six equal instalments.

The stock options can be exercised within a period of twelve months from the date of last vesting.

As the number of stock options and the price of those options were made known to each allottee, the Plan has been considered as a fixed price grant. Stock option activity under the ASOP 2007 and ASOP 2014 Plan is as follows:

No. of options granted, exercised and forfeited	Number of options	Weighted average exercise price in `	Number of options	Weighted average exercise price in `	Number of options	Weighted average exercise price in `
	2016	2016	2015	2015	2014	2014
Outstanding at the beginning of the year	5,870,800	79.10	30,000	98.24	54,592	98.85
Granted during the year	184,300	79.10	5,870,800	79.10	-	-
Forfeited during the year	(389,300)	79.10	-	-	-	-
Expired during the year	-	-	(30,000)	98.24	(7,394)	177.67
Exercised during the year	-	-	-	-	(17,198)	65.69
Outstanding at the end of the year	5,665,800	79.10	5,870,800	79.10	30,000	98.24
Exercisable at the end of the year	2,544,180	79.10	5,870,800	79.10	30,000	98.24

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

A summary of information about fixed price stock options outstanding as at March 31, 2016 is furnished below:

	Range of exercise price in `	Number outstanding at March 31, 2016	Weighted average exercise price in `	Weighted average remaining contractual life	Number exercisable at March 31, 2016	Weighted Average exercise price in `
ASOP 2007	-	-	-	-	-	-
ASOP 2014	79.10	5,665,800	79.10	2.81 - 5.81 years	2,544,180	79.10

The assumptions used in Black Scholes model to arrive at the fair value on grant date are as summarized below:

Assumptions
Market price	87.88
Exercise price	79.10
Expected term	3.81 – 5.81 years
Volatility	52.02% - 61.96%
Dividend yield	10%
Discount rate	3%

28.   Financial income and expense

	Year ended
	March 31, 2016	March 31, 2015	March 31, 2014
Interest income on bank deposits	28,015	31,740	61,959
Others	17,422	29,618	58,289
Finance income	45,437	61,358	120,248
Interest expense on lease obligations	126,434	154,302	90,911
Bank charges (including letter of credit, bill discounting and buyer’s credit charges)	126,339	100,516	82,158
Interest expense on borrowings	312,939	257,475	204,553
Finance expense	(565,712)	(512,293)	(377,622)
Net finance income / (expense) recognized in profit or loss	(520,275)	(450,935)	(257,374)

29.   Earnings per share

The calculation of basic earnings per share for the years ended March 31, 2016, 2015 and 2014 is based on the earnings / (loss) attributable to ordinary shareholders of `438,453, `375,258 and `318,400 respectively and a weighted average number of shares outstanding of 141,030,787, 141,030,787, and 136,679,950, respectively, calculated as follows:

	Year ended
	March 31, 2016	March 31, 2015	March 31, 2014
Net profit – as reported	438,453	375,258	318,400

Weighted average number of shares – basic	141,030,787	141,030,787	136,679,950
Basic earnings per share	3.11	2.66	2.33

Weighted average number of shares – diluted	1,41,395,346	141,155,888	136,682,565
Diluted earnings per share	3.10	2.65	2.33

Weighted average number of ordinary shares basic

	Year ended March 31,
	2016	2015	2014
Issued fully paid ordinary shares at April 01	53,530,787	53,530,787	53,351,498
Effect of shares issued on exercise of stock options			169,205
Effect of partly paid shares (Note 1)	87,500,000	87,500,000	83,159,247
Weighted average number of equity shares and equivalent shares outstanding	141,030,787	141,030,787	136,679,950

Weighted average number of ordinary shares diluted

	Year ended March 31,
	2016	2015	2014
Weighted average number of ordinary shares (basic)	141,030,787	141,030,787	136,679,950
Effect of stock options	364,559	1,25,101	2,615
Weighted average number of equity shares outstanding (diluted)	1,41,395,346	141,155,888	136,682,565

Note 1:    During the year ended March 31, 2011, 125,000,000 ordinary shares were issued to the existing promoter group on a private placement basis. As of March 31, 2016, these shares were partly paid up to the extent of `7 (March 31, 2015 : `7) per share. Refer note 15 to the consolidated financial statements.

30.   Operating leases

The Group leases office buildings and other equipment under operating lease arrangements that are renewable on a periodic basis at the option of both the lessor and the lessee. Some of the leases include rent escalation clauses. Rental expenses under these leases were `400,026, `370,340 and `356,631 for the years ended March 31, 2016, 2015 and 2014 respectively. The schedule of future minimum rental payments in respect of operating leases is set out below:

As at March 31, 2016
Lease obligations		Less		More than 5
	Total	than 1 year	1-5 years	years
Non-cancellable operating lease obligations	1,201,886	99,558	462,045	640,283

As at March 31, 2015
Lease obligations		Less		More than 5
	Total	than 1 year	1-5 years	years
Non-cancellable operating lease obligations	1,301,444	99,558	435,743	766,143

Operating lease income:

The company has given plant and machinery under operating lease arrangements to its customers the period of which are generally up to 5 years. The schedule of minimum lease rental incomes in respect of these operating lease arrangements are given below:

	As at March 31, 2016	As at March 31, 2015
Receivables not later than one year	264,821	200,005
Receivables later than one year and not later than five years	155,740	300,008
	420,561	500,013

31.   Segment reporting

The operating segments of the Group are as under:

Telecom services - Domestic data, international data wholesale voice and network managed services

Data Centre services:  Co-location services

Cloud and managed services:  IT infra services, IT transformation services, remote and onsite infrastructure managed services and delivery platforms

Technology integration services: Data centre build, network integration, information security, end user computing and collaborative tools and solutions

Applications integration services: Application development and maintenance, application testing, mobility solutions, eLearning, portals, tools, process and automation.

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

Bandwidth costs, which form a significant part of the total expenses, is allocated to Network Services. Manpower costs of Technology resources rendering services to support Infrastructure operations, Managed services and Application services, are identified to respective operating segments specifically. The Group believes that the resulting allocations are reasonable.

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

The Group’s operating segment information for the years ended March 31, 2016, 2015 and 2014, are presented below:

Year ended March 31, 2016

	Telecom Services	Data Centre Services	Cloud and Managed Services	Technology Integration Services	Applications Integration Services	Total
Segment revenue	9,549,289	1,522,944	941,204	2,038,699	982,760	15,034,896
Allocated segment expenses	(7,342,032)	(1,165,293)	(767,109)	(1,547,586)	(871,466)	(11,693,486)
Segment operating income / (loss)	2,207,257	357,651	174,095	491,113	111,294	3,341,410
Unallocated expenses:
Selling, general and administrative expenses						(889,665)
Depreciation and amortization						(1,598,037)
Other income / (expense), net						104,885
Finance income						45,437
Finance expenses						(565,712)
Profit / (loss) before tax						438,318
Income tax (expense) / benefit						135
Profit / (loss) for the year						438,453

Year ended March 31, 2015

	Telecom Services	Data Centre Services	Cloud and Managed Services	Technology Integration Services	Applications Integration Services	Total
Segment revenue	8,461,006	1,276,767	621,826	1,466,597	1,038,418	12,864,614
Allocated segment expenses	(6,263,126)	(1,128,056)	(504,113)	(1,431,832)	(792,566)	(10,119,694)
Segment operating income / (loss)	2,197,880	148,711	117,713	34,765	245,852	2,744,921
Unallocated expenses:
Selling, general and administrative expenses						(739,659)
Depreciation and amortization						(1,271,806)
Other income / (expense), net						92,859
Finance income						61,358
Finance expenses						(512,293)
Profit / (loss) before tax						375,380
Income tax (expense) / benefit						(122)
Profit / (loss) for the year						375,258

Year ended March 31, 2014

	Telecom Services	Data Centre Services	Cloud and Managed Services	Technology Integration Services	Applications Integration Services	Total
Segment revenue	6,875,633	1,223,857	515,146	842,017	1,003,576	10,460,229
Allocated segment expenses	(5,246,162)	(952,176)	(436,408)	(881,163)	(762,890)	(8,278,799)
Segment operating income / (loss)	1,629,471	271,681	78,738	(39,146)	240,686	2,181,430
Unallocated expenses:
Selling, general and administrative expenses						(597,874)
Depreciation and amortization						(1,101,243)
Other income / (expense), net						93,461
Finance income						120,248
Finance expenses						(377,622)
Profit / (loss) before tax						318,400
Exceptional item						-
Profit / (loss) for the year						318,400

Geographic segments

The Group has two geographic segments India and rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

Description	India	Rest of the world	Total
Revenues
Year ended March 31, 2016	9,860,427	5,174,469	15,034,896
Year ended March 31, 2015	8,558,028	4,306,586	12,864,614
Year ended March 31, 2014	6,360,299	4,099,930	10,460,229

The Group does not disclose information relating to non-current assets located in India and rest of the world as the necessary information is not available and the cost to develop it would be excessive.

The revenue from transactions with a single external customer did not exceed 10% of the total revenue of the Group for each of the three years ended March 31, 2016.

32.   Contingencies

a)	During the previous years, the Group had received assessment orders from the Income-tax Department of India for various financial years disallowing certain expenditure like bandwidth charges and foreign currency payments for non-deduction of withholding taxes. The Company appealed against those order before Commissioner of Income Tax (Appeals) (CIT(A)) and received favourable orders. The department has filed appeals before Income Tax Appellate Tribunal (ITAT) disputing CIT(A) orders. The Group believes that the appeal by the department is not sustainable and consequently no loss contingency is necessary as at March 31, 2016. Income tax claims against the company as at March 31, 2016 amounted to `113,608 (March 31, 2015: `113,608).

b)	Contingencies due to certain service tax claims as at March 31, 2016 amounted to `505,264 (March 31, 2015: `502,033) and sales tax claims amounted to `13,845 (March 31, 2015: `13,585).

c)	The Group during the year ended March 31, 2009 entered into a contract with Emirates Integrated Telecom for the construction and supply of capacity from the Europe India Gateway. As per the contract with Emirates, the Group is required to pay its share of decommissioning costs if any that may arise in the future. No provision has been made by the Group for such decommissioning costs as the amount of provision cannot be measured reliably as at March 31, 2016.

d)	Effective 2012-13, the Company has participated in the Export Promotion Capital Goods Scheme (“the scheme”) under which capital equipments are permitted to be imported against a specific licence at a substantially reduced customs duty, subject to fulfilment of obligation to export services rendered by use of capital equipment imported under the scheme to the extent of over 6 times (March 31,2015: 6 times) the value of duty saved over a period of 6 years (March 31,2015: 6 years) from the date of obtaining the licence. In case of failure to meet the export obligation, the company would be liable to pay the differential between the normal duty and the duty saved under the scheme along with interest.

As of March 31, 2016, the company is holding 31 (March 31, 2015: 30) licenses with a corresponding export obligation of `1,837,325 (March 31, 2015 : Rs 1,065,261). Considering the track record of the exports, the Company believes it would be able to meet the export obligation within the time frame and would not be exposed to any liability on account of the above scheme.

e)	In respect of contingencies arising on legal proceedings, refer Note 33.

33.   Legal proceedings

a)   Proceedings before Department of Telecommunications

(i)	License fees

•	On October 12, 2009 (as later clarified by the DoT), the Department of Telecommunications (‘DOT’) raised a demand on Sify Technologies for `14,000 after correcting the arithmetical error in the assessment letter.

•	On February 26, 2010 DOT raised a demand on Sify Communications (erstwhile subsidiary merged with Sify Technologies Limited) for `26,000.

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

(ii)	The present licence for ISP under unified license issued by DOT on June 2,2014 provides for payment of Licence fee on pure Internet services. However, the company through Internet Service Providers Association of India (ISPAI) challenged the said clause before TDSAT. TDSAT passed a stay order on DOT from charging the licence fee on pure Internet services.

b)	The Company is party to additional legal actions arising in the ordinary course of business. Based on the available information as at March 31, 2016, the Company believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect. However in the event of adverse judgment in all these cases, the maximum financial exposure would be `19,700 (March 31, 2015: `25,100)

34.   Related parties

The related parties where control / significant influence exists are subsidiaries and associates. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director whether executive or otherwise. Key management personnel includes the board of directors and other senior management executives. The other related parties are those with whom the Group has had transaction during the years ended March 31, 2016, 2015 and 2014 are as follows:

Particulars	Country of incorporation	% of Ownership interest
		March 31, 2016	March 31, 2015
Holding Company
Infinity Satcom Universal Private Limited		-	-
Raju Vegesna Infotech & Industries Private Limited (Subsidiary of Infinity Satcom Universal Private Limited)		-	-
Ramanand Core Investment Company Private Limited (Subsidiary of Raju Vegesna Infotech & Industries Private Limited)		-	-
Subsidiaries
Sify Technologies (Singapore) Pte. Limited	Singapore	100	100
Sify Technologies North America Corporation	USA	100	100

The following is a summary of the related party transactions for the year ended March 31, 2016:

Transactions	Holding Company	Associates	Others	Key Management Personnel
Consultancy services received	-	-	-	240
Sitting fees paid	-	-	-	2,050
Salaries and other short term benefits	-	-	-	52,576
Contributions to defined contribution plans	-	-	-	1,481
Share based payment transactions	-	-	-	14,170
Lease rentals paid**	923	-	3,898	-
Dividend paid	102,030	-	14,481	-
Amount of outstanding balances
Advance lease rentals and refundable deposits made**	-	-	2,558	-
Lease rentals payable**	-	-	258	-

The following is a summary of the related party transactions for the year ended March 31, 2015:

Transactions	Holding Company	Associates	Others	Key Management Personnel
Consultancy services received	-	-	-	240
Sitting fees paid	-	-	-	1,910
Salaries and other short term benefits	-	-	-	52,317
Contributions to defined contribution plans	-	-	-	1,305
Share based payment transactions	-	-	-	3,736
Lease rentals paid**	923	-	3,898	-
Dividend paid	97,689	-	-	-
Amount of outstanding balances
Advance lease rentals and refundable deposits made**	-	-	2,558	-
Lease rentals payable**	-	-	121	-

The following is a summary of the related party transactions for the year ended March 31, 2014:

Transactions	Holding Company	Associates	Others	Key Management Personnel
Consultancy services received	-	-	-	240
Sitting fees paid	-	-	-	1,020
Salaries and other short term benefits	-	-	-	39,028
Contributions to defined contribution plans	-	-	-	2,029
Lease rentals paid**	900	-	3,813	-
Amount of outstanding balances
Advance lease rentals and refundable deposits made**	-	-	2,558	-

**During the year 2011 -12, the Company had entered into a lease agreement with M/s Raju Vegesna Infotech and Industries Private Limited, the holding Company, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of `75 (Rupees Seventy Five Thousand Only) per month. Subsequently, the Company entered into an amendment agreement with effect from April 1, 2013, providing for automatic renewal for a further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years.

During the year 2011-12, the Company had entered into a lease agreement with M/s Raju Vegesna Developers Private Limited, a Company in which Mr Ananda Raju Vegesna, Executive Director of the Company and Mr Raju Vegesna, CEO, Chairman and Managing director of the Company exercise significant influence, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of `30 (Rupees Thirty Thousand Only) per month. Subsequently, the Company entered into an amendment agreement with effect from April 1, 2013, providing for the automatic renewal for further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years

During the year 2010-11, the Company had entered into a lease agreement with Ms Radhika Vegesna, daughter of Mr Ananda Raju Vegesna, Executive Director of the company, to lease the premises owned by her for a period of three years effective June 1, 2010 on a rent of `294 (Rupees Two Ninety Four Thousand Only) per month and payment of refundable security deposit of `2,558. This arrangement will automatically be renewed for a further period of two blocks of three years with all the terms remaining unchanged.

35.	Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by each category as at March 31, 2016 were as follows:

Particulars	Note	Financial assets/ liabilities at amortised costs	Financial assets / liabilities at FVTPL	Financial assets / liabilities at FVTOCI	Total carrying value	Total fair value
Assets
Cash and cash equivalents	7	1,735,880	-	-	1,735,880	1,735,880
Other assets	9	179,580	-	-	179,580	179,580
Trade receivables	12	5,497,289	-	-	5,497,289	5,497,289
Other receivables	12	161,551	-	-	161,551	161,551
Other investments	14	-	-	1,710	1,710	1,710
Liabilities
Bank overdraft	7	719,767	-	-	719,767	719,767
Finance lease liabilities	16	953,311	-	-	953,311	953,311
Other liabilities	18	205,187	-	-	205,187	205,187
Borrowings from banks	19	2,219,216	-	-	2,219,216	2,219,216
Borrowings from others	19	628,421	-	-	628,421	628,421
Trade and other payables	20	4,655,605	-	-	4,655,605	4,655,605
Derivative financial liabilities	20	-	56,496	-	56,496	56,496

The carrying value and fair value of financial instruments by each category as at March 31, 2015 were as follows:

Particulars	Note	Financial assets/ liabilities at amortised costs	Financial assets / liabilities at FVTPL	Financial assets / liabilities at FVTOCI	Total carrying value	Total fair value
Assets
Cash and cash equivalents	7	1,477,547	-	-	1,477,547	1,477,547
Other assets	9	233,230	-	-	233,230	233,230
Trade receivables	12	4,669,841	-	-	4,669,841	4,669,841
Other receivables	12	118,154	-	-	118,154	118,154
Other investments	14	-	-	1,710	1,710	1,710
Liabilities
Bank overdraft	7	756,896	-	-	756,896	756,896
Finance lease liabilities	16	1,173,866	-	-	1,173,866	1,173,866
Other liabilities	18	165,156	-	-	165,156	165,156
Borrowings from banks	19	1,413,815	-	-	1,413,815	1,413,815
Borrowings from others	19	723,593	-	-	723,593	723,593
Trade and other payables	20	3,419,790	-	-	3,419,790	3,419,790
Derivative financial liabilities	20	-	8,308	-	8,308	8,308

Details of financial assets hypothecated as collateral

The carrying amount of financial assets as at March 31, 2016 and 2015 of the Group are as under:

	As of
	March 31, 2016	March 31, 2015
Cash and cash equivalents	1,735,880	1,477,547
Other assets	179,580	233,230
Trade receivables	5,497,289	4,669,841
Other receivables	161,551	118,154
Investments	1,710	1,710
	7,576,010	6,500,482

Of the above, the Holding Company has provided the below stated carrying amount of financial assets as collateral for obtaining borrowings and other facilities from bankers:

	As of
	March 31, 2016	March 31, 2015
Cash and cash equivalents	1,483,048	1,208,317
Other assets	178,337	231,440
Trade receivables	5,430,096	4,656,336
Other receivables	150,560	114,621
	7,242,041	6,210,714

Derivative financial instruments

(a)	Forwards and options

Foreign exchange forward contracts and options are purchased to mitigate the risk of changes in foreign exchange rates associated with certain payables, receivables and forecasted transactions denominated in certain foreign currencies. These derivative contracts do not qualify for hedge accounting under IFRS 9, and are initially recognized at fair value on the date the contract is entered into and subsequently re-measured at their fair value. Gains or losses arising from changes in the fair value of the derivative contracts are recognized immediately in profit or loss. The counterparties for these contracts are generally banks or financial institutions. The following table gives details in respect of the notional amount of outstanding foreign exchange contracts as at March 31, 2016 and 2015.

	As of
	March 31, 2016	March 31, 2015
Forward contracts
In U.S. Dollars (Sell)	3,000	-

The Company recognized a net gain on the forward contracts of `272 (March 31, 2015: `6,094) for the year ended March 31, 2016.

The forward exchange contracts and option contracts mature between one and twelve months. The table below summarizes the notional amounts of derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

	As of
	March 31, 2016	March 31, 2015
Sell:	(US $)	(US $)
Not later than one month	500	-
Later than one month and not later than three months	1,000	-
Later than three months and not later than six months	1,500	-
Later than six months and not later than one year	-	-

(b)	Cross Currency Swap:

In order to hedge against the variability in foreign currency cash flows, the company has entered into Cross Currency Swap (Principle Only Swap) arrangement with the bank where in, the Company pays fixed US $ and receives Fixed ` principal and interest cash flows. The Company has designated such derivative at Fair Value through profit or loss and the gains or loss arising on the fair valuation of the said derivative is recognized in the Statement of income.

The details of outstanding cross currency swap contracts as of March 31, 2016 are as under:

	As of
	March 31, 2016		March 31, 2015
	Payable (US $ )	Receivable (`)	Payable (US $)	Receivable (`)
Cross Currency Swap (US$)	8,645	547,574	4,023	249,999

The maturity of these contracts extends till six years. The table below summarizes the cash flows (principal and interest) of these derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

	As of
	March 31, 2016		March 31, 2015
	Payable (US $)	Receivable (`)	Payable (US $)	Receivable (`)

Less than 1 year	4,881	333,796	1,080	79,408
One to two years	3,059	202,959	1,021	73,049
Two to three years	887	58,743	961	66,691
Three to four years	626	39,884	902	60,332
Four to five years	-	-	842	53,974
More than five years	-	-	-	-
Total cash flows	9,453	635,382	4,806	333,454

(c)	Interest Rate Swap:

During the current year, the Group has entered into Interest Rate Swaps in order to hedge the cash flows arising out of the Interest payments of the underlying US $ term loan. The period of the swap contract is co terminus with the period of the underlying term loan. As per the terms of the arrangement, the Group shall pay fixed rate of interest (ranging from 6.3% p.a. to 6.5% p.a.) and receive variable rate of interest equal to LIBOR + fixed rate (ranging from LIBOR + 3.5% to LIBOR + 4.5%) on notional amount. The swap arrangement is marked to market at the end of every period and gains and losses are recognised in the Statement of Income.

The maturity of these contracts extends till five years. The table below summarizes the cash flows (interest) of these derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

	As of
	March 31, 2016		March 31, 2015
	Payable (US $)	Receivable (US $)	Payable (US $)	Receivable (US $)

Less than 1 year	402	581	-	-
One to two years	280	353	-	-
Two to three years	187	239	-	-
Three to four years	95	125	-	-
Four to five years	11	16	-	-
Total cash flows	975	1,314	-	-

Total notional amount outstanding as of March 31 2016 is US $ 10,136.

Net loss on account of interest rate swaps amount to `38,533 for the year ended March 31, 2016 (March 31, 2015: Nil).

Fair value measurements:

The details of assets and liabilities that are measured on fair value on recurring basis are given below:

	Fair value as of March 31, 2016			Fair value as of March 31, 2015
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Derivative financial assets – gain on outstanding forward contracts	-	5,473	-	-	-	-
Liabilities
Derivative financial liabilities - loss on outstanding cross currency swaps	-	-	(33,247)	-	-	(8,308)
Derivative financial liabilities - loss on outstanding interest rate swaps	-	-	(28,722)	-	-	-

•	Level 1 – unadjusted quoted prices in active markets for identical assets and liabilities.
•	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
•	Level 3 – unobservable inputs for the asset or liability
o	Loss on cross currency swaps are valued using present value of cash flows from the swap contract estimated using swap rates calculated from respective countries’ yield curves.

Interest income/ (expenses), gains/ (losses) recognized on financial assets and liabilities

Recognized in profit or loss

	Year ended
	March 31, 2016	March 31, 2015	March 31, 2014
Financial assets at amortised cost
Interest income on bank deposits	28,015	31,740	61,959
Interest income from other loans and receivables	14,336	12,300	9,845
Impairment loss of trade receivables	(182,161)	(198,921)	(177,581)

Financial assets at fair value through profit or loss
Net change in fair value of derivative financial instruments gain/(loss)	(48,188)	(8,308)	(3,305)

Financial liabilities at amortised cost
Interest expenses on lease obligations	(126,433)	(154,302)	(90,911)
Interest expenses on borrowings from banks, others and overdrafts	(312,936)	(257,475)	(204,553)

36.	Financial Risk Management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risk

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

Exposure to credit risk

The gross carrying amount of financial assets, net of any impairment losses recognized represents the maximum credit exposure. The maximum exposure to credit risk as at March 31, 2016 and 2015 was as follows:

	March 31, 2016	March 31, 2015
Cash and cash equivalents	1,735,880	1,477,547
Other assets	179,580	233,230
Trade receivables	5,497,289	4,669,841
Other receivables	161,551	118,154
Derivative financial instruments	-	-
Other investments	1,710	1,710
	7,576,010	6,500,482

Financial assets that are past due but not impaired

There is no other class of financial assets that is past due but not impaired other than trade receivables. The age analysis of trade receivables have been considered from the date of invoice. The ageing of trade receivables, net of allowances that are past due, is given below:

Period (in days)	March 31, 2016	March 31, 2015
Past due 181 - 270 days	669,909	416,300
Past due 271 - 365 days	305,042	222,252
More than 365 days	704,213	598,855
	1,679,164	1,237,407

See note 12 for the activity in the allowance for impairment of trade account receivables.

Financial assets that are not past due

Cash and cash equivalents, other assets, other receivables and finance lease receivables are neither past due nor impaired. The total trade receivables that are not past due as at March 31, 2016 amounts to `3,818,125 (March 31, 2015: `3,432,434) and impairment has not been recorded on the same.

Details of collateral and other credit enhancements held

	March 31, 2016	March 31, 2015
Security deposits received for Internet access services	497	500

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

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2016

	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years
Non-derivative financial liabilities
Bank overdrafts	719,767	719,767	719,767	-	-
Finance lease liabilities	953,311	1,075,147	635,907	364,711	74,529
Other liabilities	205,187	205,187	205,187	-	-
Borrowing from banks	2,219,216	2,358,425	1,526,906	575,078	256,442
Borrowings from others	6,28,421	701,429	440,450	257,973	3,005
Trade and other payables	4,655,605	4,655,605	4,655,605	-	-
	9,381,507	9,715,560	8,183,822	1,197,762	333,976

As at March 31, 2015

	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years
Non-derivative financial liabilities
Bank overdrafts	756,896	756,896	756,896	-	-
Finance lease liabilities	1,173,866	1,345,706	673,944	671,762	-
Other liabilities	165,156	165,156	165,156	-	-
Borrowing from banks	1,413,815	1,572,761	992,372	380,394	199,995
Borrowings from others	723,593	844,122	451,610	335,110	57,402
Trade and other payables	3,419,790	3,419,790	3,419,790	-	-
	7,653,116	8,104,431	6,459,768	1,387,266	257,397

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

Currency risk: The Group’s exposure in US $, Euro and other foreign currency denominated transactions gives rise to Exchange Rate fluctuation risk. Group’s policy in this regard incorporates:

•	Forecasting inflows and outflows denominated in US$ for a twelve-month period
•	Estimating the net-exposure in foreign currency, in terms of timing and amount
•	Determining the extent to which exposure should be protected through one or more risk-mitigating instruments to maintain the permissible limits of uncovered exposures.
•	Carrying out a variance analysis between estimate and actual on an ongoing basis, and taking stop-loss action when the adverse movements breaches the 5% barrier of deviation, subject to review by Audit Committee.

The Group’s exposure to foreign currency risk as at March 31, 2016 was as follows:

All amounts in respective currencies as mentioned (in thousands)

	US $	CA $	CHF	EUR	GBP	DHS	HK $
Cash and cash equivalents	4,297	-	-	-	-	-	-
Trade receivables	12,503	-	12	171	128	-
Trade payables	(7,428)	(2)	-	(112)	(17)	(38)	-
Foreign currency loan	(24,543)	-	-	-	-	-	-
Net balance sheet exposure	(15,171)	(2)	12	59	111	(38)	-

The Group’s exposure to foreign currency risk as at March 31, 2015 was as follows:

All amounts in respective currencies as mentioned (in thousands)

	US $	CA $	CHF	EUR	GBP	DHS	HK$
Cash and cash equivalents	5,455	-	-	-	-	-	-
Trade receivables	11,637	1	1	82	180	-
Trade payables	(6,645)	-	(2)	(11)	(3)	(13)	39
Foreign currency loan	(14,019)	-	-	-	-	-	-
Net balance sheet exposure	(3,572)	1	(1)	71	177	(13)	39

Sensitivity analysis

A 10% strengthening of the rupee against the respective currencies as at March 31, 2016 and 2015 would have increased / (decreased) other comprehensive income and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2015.

	Other comprehensive income	Profit or ( loss)
March 31, 2016	-	99,087
March 31, 2015	-	20,246

A 10% weakening of the rupee against the above currencies as at March 31, 2016 and 2015 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Interest Rate Risk: Interest rate risk is the risk that an upward movement in interest rates would adversely affect the borrowing costs of the group.

Profile

At the reporting date the interest rate profile of the Group’s interest –bearing financial instruments were as follows:

	Carrying amount
	March 31, 2016	March 31, 2015
Fixed rate instruments
Financial assets
- Fixed deposits with banks	612,734	611,912

Financial liabilities
- Borrowings from banks	200,535	17,217
- Borrowings from others	628,421	723,593

Variable rate instruments
Financial liabilities
- Borrowings from banks	2,018,681	1,396,598
- Bank overdrafts	719,767	756,896

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

Cash flow sensitivity for variable rate instruments

An increase of 100 basis points in interest rates at the reporting date would have increased / (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis has been performed on the same basis as 2015.

	Equity	Profit or (loss)
March 31, 2016	-	(26,061)
March 31, 2015	-	(22,757)

A decrease of 100 basis points in the interest rates at the reporting date would have had equal but opposite effect on the amounts shown above, on the basis that all other variable remain constant.

37.	Issue of shares on a private placement basis to the existing promoter group

On August 4, 2010, the Board of Directors of the company approved the issuance, in a private placement, of upto an aggregate of 125,000,000 of the company’s equity shares, par value `10 per share (“Equity shares”) at a discount compared to market value of , for an aggregate purchase price of `4,000,000, to a group of investors affiliated with the company’s promoter group, including entities affiliated with Mr Raju Vegesna, the company’s CEO, Chairman and Managing Director and Mr Ananda Raju Vegesna, Executive Director and brother of Mr Raju Vegesna (the “Offering”). The company’s shareholders approved the terms of the Offering at the Company’s Annual General Meeting held on September 27, 2010.

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

As on March 31, 2016, these shares are partly paid to the extent of `7 per share. Until the full purchase price is paid by the purchasers, the company retains a lien on the equity shares purchased in connection with the Offering. As of March 31, 2016, entities affiliated with our CEO, Chairman and Managing Director, Raju Vegesna, beneficially owned approximately 86.27% of our outstanding equity shares, which includes the 125,000,000 shares (partly paid with proportionate voting rights) issued in connection with the above Offering.

38.	Corporate Social Responsibility (CSR) expenditure

Section 135 of the Companies Act, 2013, requires Company to spend towards Corporate Social Responsibility (CSR). The Company is expected to spend `5,179 towards CSR in compliance of this requirement. A sum of `5,266 has been spent during the fiscal year towards CSR activities as per details given below. The balance amount to be spent is Nil.

Organisation	Amount (`)
Venkateswara Institute of Research and Rehabilitation for the Disabled Trust, Dwarakha Tirumala	4,500
District Institute of Education and Training, Angaluru	500
ICT Academy of Tamilnadu	200
Special Children Sports Academy	50
Book Donations to District Institute of Education and Training, Angaluru	16
Total	5,266

39.	Early adoption of IFRS 9

The Group has early adopted IFRS 9 in accordance with transitional provisions set out in the standard. The date of initial application is April 1, 2015. There is no impact on reported amount of profit and carrying amounts of financial instruments for the years ended March 31, 2015 and before, on account of early adoption of IFRS 9, except for change in classification of financial instruments. The classification and measurement of financial assets under IFRS 9 and IAS 39 at the date of initial application is given below. No changes are made in classification of financial liabilities:

	Original classification and measurement as per IAS 39	New classification and measurement as per IFRS 9	Original carrying amount under IAS 39	New carrying amount under IFRS 9
Assets
Cash and cash equivalents	loans and receivables	financial assets at amortised cost	1,477,547	1,477,547
Other assets	loans and receivables	financial assets at amortised cost	233,230	233,230
Trade receivables	loans and receivables	financial assets at amortised cost	4,669,841	4,669,841
Other receivables	loans and receivables	financial assets at amortised cost	118,154	118,154
Other investments	Available-for-sale	financial assets at FVTOCI	1,710	1,710

Item 19. Exhibits

Number	Description

1.1	Amended Articles of Association of Sify Technologies Limited. (1)

1.2	Memorandum of Association of Sify Technologies Limited. (2)

1.3	Amendment of Memorandum of Association. (3)

2.1	Deposit Agreement, dated as of October 18, 1999, among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depository Shares evidenced by American Depository Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (4)

2.2	Amendment No. 1 to Deposit Agreement among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depository Shares evidenced by American Depository Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (4)

2.3	Amendment No. 2 to Deposit Agreement among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depository Shares evidenced by American Depository Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (5)

2.4	Subscription Agreement dated November 10, 2005 between Sify Technologies Limited and Infinity Capital Ventures, LP. (9)

2.5	Standstill Agreement dated November 10, 2005 by and among Sify Technologies Limited, Infinity Capital Ventures, LP and Mr Raju Vegesna. (9)

2.6	Shareholders’ Agreement dated December 20, 2005 between Sify Technologies Limited, Infinity Satcom Universal (P) Limited, and Sify Communications Limited(erstwhile subsidiary). (10)

2.7	Shareholders’ Agreement dated November 25, 2005 between Sify Technologies Limited and Man Financial. (11)

4.1	Associate Stock Option Plan 2000 (6)

4.2	Associate Stock Option Plan 2002 (6)

4.3	Associate Stock Option Plan 2005 (12)

4.4	Associate Stock Option Plan 2007 (14)

4.5	Associate Stock Option Plan 2014

4.6	Form of Indemnification Agreement. (7)

4.7	License Agreement for Provision of Internet Service, including Internet Telephony dated as of April 1, 2002 by and between Sify Technologies Limited and the Government of India, Ministry of Communications and Information Technology, Department of Telecommunications, Telecom Commission. (3)

4.8	Bank Guarantee, dated as of November 4, 1998. (2)

4.9	Agreement, dated November 10, 2004, between Sify Technologies Limited, Satyam Computer Services Limited, SAIF Investment Company Limited and Venture Tech Solutions Pvt. Ltd. (8)

4.10	Subscription Agreement dated March 24, 2008 between Sify Technologies Limited and Infinity Satcom Universal Private Limited. (13)

4.11	Scheme of Amalgamation between Sify Communications Limited with Sify Technologies Limited and their respective shareholders (15)

4.12	Subscription agreement dated October 22, 2010 between Sify Technologies Limited and Mr Ananda Raju Vegesna, Representative of the entities and affiliates in India of Mr Raju Vegesna, CEO, Chairman and Managing Director of the company. (16)
4.13	Amendment to subscription agreement dated September 7, 2011between Sify Technologies Limited and Mr Ananda Raju Vegesna, Representative of the entities and affiliates in India of Mr Raju Vegesna, CEO, Chairman and Managing Director of the company. (17)

8.1	List of Subsidiaries.

11.1	Code of Conduct and Conflict of Interest Policy (6)
12.1	Rule 13a-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a) Certification of Chief Financial Officer

13.1	Section 1350 Certification of Chief Executive Officer

13.2	Section 1350 Certification of Chief Financial Officer

15.1	Consent of ASA & Associates LLP in respect of the Sify Technologies Limited

(1)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.

(2)	Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Commission on October 4, 1999 and incorporated herein by reference.

(3)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.

(4)	Previously filed as an exhibit to the Post-Effective Amendment No. 1 to Form F-6 filed with the Commission on January 5, 2000 and incorporated herein by reference.

(5)	Previously filed as an exhibit to the Registration Statement on Form S-8 (File No. 333-101322) filed with Commission on November 20, 2002 and incorporated herein by reference.

(6)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 29, 2004 and incorporated herein by reference.

(7)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-2 filed with the Commission on October 13, 1999 and incorporated herein by reference.

(8)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 30, 2004 and incorporated herein by reference.

(9)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 21, 2005 and incorporated herein by reference.

(10)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 7, 2005 and incorporated herein by reference.

(11)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 23, 2005 and incorporated herein by reference.

(12)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 30, 2006 and incorporated herein by reference.

(13)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on April 14, 2008 and incorporated herein by reference.

(14)	Previously filed as an exhibit to the Report on Form 20-F filed with the Commission on October 11, 2008 and incorporated herein by reference.

(15)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on January 23, 2009 and incorporated herein by reference.

(16)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 15, 2010 and incorporated herein by reference.

(17)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on September 8, 2011 and incorporated herein by reference.

SIGNATURES

The company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SIFY TECHNOLOGIES LIMITED

	By:	/s/ Raju Vegesna
	Name:	Raju Vegesna
	Title:	CEO & Managing Director

	By:	/s/ M P Vijay Kumar
	Name:	M P Vijay Kumar
Date: June 22, 2016	Title:	Chief Financial Officer

