Form 20-F
period 2017-03-31
SIFY TECHNOLOGIES LTD
filed 2017-06-16
CIK 1094324

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended March 31, 2017.

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from_________ to____

☐	SHELL COMPANY PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Date of event requiring this shell Company report_________

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

Yes ☐ No ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell Company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☑

Currency of Presentation and Certain Defined Terms

Unless the context otherwise requires, references in this annual report to “we,” “us,” the “Company,” “Sify” or “Satyam Infoway” are to Sify Technologies Limited, a limited liability Company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. In January 2003, we changed the name of our Company from Satyam Infoway Limited to Sify Limited. In October 2007, we again changed our name from Sify Limited to Sify Technologies Limited. “Sify”, “SifyMax.in,”, “Sify e-ports” and “Sify online” are trademarks used by us for which we have already obtained registration certificates in India. All other trademarks or trade names used in this Annual Report on Form 20-F for the year ended March 31, 2017 (the “Annual Report”) are the property of their respective owners. In this Annual Report, references to “$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “₹”, “Rs.,” “rupees” or “Indian rupees” are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to the “Group” mean Sify Technologies Limited and its subsidiaries. References to “equity shares” refer to our Indian Equity Shares, which are not traded on an exchange in India or the United States. References to “ADSs” refer to our American Depositary Shares, which are traded on the NASDAQ Global Select Market under the symbol “SIFY.”

For your convenience, this Annual Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this Annual Report, all translations from Indian rupees to U.S. dollars contained in this Annual Report have been based on the reference rate in the City of Mumbai on March 31, 2017 for cable transfers in Indian rupees as published by the Reserve Bank of India (RBI), which was ₹ 64.84 per US $1.00.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

Summary of Consolidated Financial Data

You should read the summary consolidated financial data below in conjunction with the Company's consolidated financial statements and the related notes, as well as the section entitled “Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report. The summary consolidated statements of income data for the five years ended March 31, 2017, 2016, 2015, 2014 and 2013 and the summary consolidated Statement of Financial Position as of March 31, 2017, 2016, 2015, 2014 and 2013 have been derived from our audited consolidated financial statements and related notes to the consolidated financial statements which were prepared and presented in accordance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB). Historical results are not necessarily indicative of future results.

Sify Technologies Limited

Consolidated Statement of Income

(In thousands of Rupees, except share and per share data and as otherwise stated)

	Year ended March 31,
	2017 ₹	2016 ₹	2015 ₹	2014 ₹	2013 ₹	2017 Convenience translation into US$ in thousands, except share and per share data (See Note 1)
Revenue	18,432,020	15,034,896	12,864,614	10,460,229	8,570,316	284,269
Cost of goods sold and services rendered	(11,870,221)	(9,103,864)	(7,727,312)	(6,136,860)	(5,340,910)	(183,070)
Other income	145,872	104,885	92,859	93,461	50,858	2,249

Selling, general and administrative expenses	(3,991,273)	(3,479,287)	(3,132,040)	(2,739,813)	(2,451,474)	(61,556)
Depreciation and amortization	(1,758,776)	(1,598,037)	(1,271,806)	(1,101,243)	(848,210)	(27,124)
Profit / (loss) from operating activities	957,622	958,593	826,315	575,774	(19,420)	14,768

Finance income	122,584	45,437	61,358	120,248	73,853	1,891

Finance expenses	(437,109)	(565,712)	(512,293)	(377,622)	(260,441)	(6,741)

Net finance income / (expense)	(314,525)	(520,275)	(450,935)	(257,374)	(186,588)	(4,850)

Profit from sale of equity accounted investee and rights therein	-	-	-	-	657,577	-
Profit / (loss) before tax	643,097	438,318	375,380	318,400	451,569	9,918
Income tax (expense) / benefit	(698)	135	(122)	-	-	(11)
Profit / (loss) for the year	642,399	438,453	375,258	318,400	451,569	9,907
Attributable to:

Equity holders of the Company	642,399	438,453	375,258	318,400	451,569	9,907
Non-controlling interest	-	-	-	-	-	-
	642,399	438,453	375,258	318,400	451,569	9,907
Earnings per share
Basic earnings per share	4.45	3.11	2.66	2.33	3.43	0.07
Diluted earnings per share	4.45	3.10	2.65	2.33	3.43	0.07

Dividend paid per share *
Fully paid up (₹ 10 per share)	1.00	1.00	1.00	-	-	0.02
Partly paid up (₹ 7 per share)	0.70	0.70	0.70	-	-	0.01

* Excluding dividend distribution tax

Particulars

(Rupees in thousands, except share and per share data)

Balance Sheet data

	March 31,					Convenience translation into US$ in thousands, except share and per share data (see note 1 )
	2017	2016	2015	2014	2013	2017
	₹	₹	₹	₹	₹	$
Cash and cash equivalents including restricted cash	1,884,265	1,735,880	1,477,547	1,270,127	1,001,052	29,061

Net current assets	700,522	1,046,673	1,032,893	1,110,210	755,219	10,804

Total assets	21,534,054	18,601,926	16,234,235	14,114,363	11,799,408	332,111

Total equity attributable to equity shareholders of the Company	8,264,419	7,500,831	7,165,301	6,955,653	6,311,422	127,459

Cash Flow Data
Net cash provided by / (used in):
Operating activities	1,748,483	2,442,662	1,556,981	968,441	463,407	26,966
Investing activities	(1,609,979)	(1,566,051)	(866,925)	(806,684)	(212,748)	(24,830)
Financing activities	(257,913)	(580,313)	(597,725)	114,999	11,232	(3,978)

Notes

1.	Reference to shares and per share amounts refer to our equity shares. Our outstanding equity shares include equity shares held by a depository underlying our ADSs. Effective September 24, 2002, one ADS represented one equity share.

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

	High	Low
Month	₹.	₹
May 2017	64.99	64.02
April 2017	65.04	64.00
March 2017	66.85	64.84
February 2017	67.65	66.72
January 2017	68.23	67.79
December 2016	68.37	67.43

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

Fiscal Year Ended	Period end	Average	High	Low
March 31	₹	₹	₹.	₹.
2017	64.84	67.09	68.72	64.84
2016	66.33	65.46	68.78	62.16
2015	62.59	61.14	63.75	58.43
2014	60.10	60.49	68.36	53.74
2013	54.39	54.53	57.22	50.56

On March 31, 2017, the reference rate in the City of Mumbai for cable transfers in Indian rupees as published by RBI was ₹64.84.

On June 15, 2017, the reference rate in the City of Mumbai for cable transfers in Indian rupees as published by RBI was ₹64.28.

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

Risks Related to our Company and Industry

Our ADS could be delisted from the NASDAQ Global Select Market.

NASDAQ has established certain standards for the continued listing of a security on the NASDAQ Global Select Market. The standards for continued listing include, inter alia, that the minimum bid price for the listed securities be at least $1.00 per share. Under these rules, a security is considered deficient if it fails to achieve at least a $1.00 closing bid price for a continuous period of 30 business days. On December 27, 2016, we received a notification (the "Notice") from the NASDAQ stating that the bid price for the Company’s ADS has closed below the minimum $1.00 per share for 30 consecutive business days which is not in compliance with the NASDAQ rules for continued listing. At that time the Company was provided by NASDAQ with a compliance period of 180 calendar days (i.e) upto June 26, 2017 in which to regain compliance pursuant to NASDAQ Listing Rule. If we are not deemed in compliance before the expiration of the 180-day compliance period, NASDAQ may afford us an additional 180-day compliance period, provided that we submit a Transfer Application to transfer to the NASDAQ Capital Market, that we meet the continued listing requirement for market value of publicly held shares and all other initial listing standards (except the bid price requirement), and that we provide a written notice of our intent to cure the deficiency.

If the closing bid price of our ADS continues to fail to meet NASDAQ's minimum closing bid price requirement, NASDAQ may make a determination to delist our ADS. Any such delisting could adversely affect the market liquidity of our ADS and the market price of our ADS could decrease. A delisting could adversely affect our ability to obtain financing for our operations and/or result in a loss of confidence by investors, customers, suppliers or employees.

We may incur losses in the future and we may not achieve or maintain profitability.

We have in the past incurred losses. We may in the future incur net losses and suffer negative operating cash flows. We expect to increase our expenditures as we continue to expand our services, promote our brand, and invest in the expansion of our infrastructure. In future, we may incur expenses in connection with investments in Data Centers and infrastructure. Accordingly, we will need to generate significant additional revenues in order to improve our profitability. Our business model is not yet consistently proven in the Indian Information and Communications Technology (ICT) space, and we cannot assure you that we will improve our profitability or that we will not incur operating losses in the future. If we are unable to become consistently profitable and continue to incur losses, we will be unable to build a sustainable business and our results of operations will be adversely affected. In this event, the price of our ADSs and the value of your investment may decline.

The economic environment, increased pricing pressure and decreased utilization rates could negatively impact our revenues and operating results.

Spending on technology products and services is subject to fluctuations depending on many factors, including the economic environment in the markets in which our clients operate. Factors such as the pace of recovery, management of large government deficits, sovereign ratings of government bonds, which we believe remains challenging in many countries and may continue to be challenging in the near future, or any slowdown in global IT spending may adversely affect our revenue growth, due to the markets in which our clients operate. Global economic performance also has a bearing on our Infrastructure and e-Learning businesses. Currency fluctuations will also lead to variations in revenue. The Infrastructure Managed Services, National Long Distance (‘NLD’) / International Long Distance (‘ILD’) business and eLearning may be affected in terms of prices and growth.

With regard to the Indian economy, we continue to experience pricing pressure due to competition in the markets in which we operate. Lead times for orders or contracts have become much longer, as we have longer credit periods. These factors have affected and will affect the growth in demand for our corporate business.

We have invested in building our network and Data Center infrastructure and will continue invest in the future. Our utilization rates of the existing and prospective infrastructure will determine our profitability. We may not utilize our infrastructure at the optimum level which would impact our revenue.

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

For the year ended March 31, 2017, we have recognized a net gain of ₹ 29.16 million ($0.45 million) arising on account of foreign exchange fluctuations. If foreign exchange currency markets continue to be volatile, such fluctuations in foreign currency exchange rates could materially and adversely affect our results of operations in future periods. Also, the volatility in the foreign currency markets may make it difficult to hedge our foreign currency exposures effectively and make them expensive.

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

A significant portion of our revenue arises from exports in foreign currency and hence, any appreciation/ depreciation in Indian Rupee in relation to any foreign currency may affect our revenue and profits.

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

Our corporate network services compete with well-established companies, including Bharti Airtel, Tata Communications Limited or TCL, the Government-owned telecom companies, Bharat Sanchar Nigam Limited or BSNL and Mahanagar Telephone Nigam Limited or MTNL and new players like Reliance Jio.

A significant number of competitors have entered India’s Internet service provider industry. The large players, especially the state run telecommunication companies, may enjoy significant competitive advantages over us, including greater financial resources, which could allow them to charge prices that are lower than ours in order to attract customers. These factors have resulted in periods of significant reduction in actual average selling prices of our services. With entry of new player, the retail internet market has seen significant reduction in prices during the current year by all operators due to pricing strategy by the new entrant. This has significantly affected the customer base and the average revenue per user of the existing operators. We may see similar trend in enterprise market as well, which may have an adverse effect on our revenues and operating margins. We expect the market for Internet access and other connectivity services to remain extremely price competitive. Increased competition may result in operating losses, loss of market share and diminished value in our services, as well as different pricing, service or marketing decisions. In addition, competition may generally cause us to incur unanticipated costs associated with research and product development. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as the availability of skilled employees in India, the price at which our competitors offer comparable services, and the extent of our competitors’ responsiveness to their clients’ needs. We cannot assure you that we will be able to successfully compete against current and future competitors, or that we will not lose key employees or customers to such competitors, which may adversely affect our business and results of operations.

Margin squeeze may affect the results of our operations.

Our margins have been stagnant recently due to competitive pricing pressure. While we seek to manage costs efficiently, there may not be improvements in margins due to the sustained pricing pressure. Unavailability of tax loss carryforwards might impact our margins in the current year and the future. Our continuing investment in infrastructure may result in lower margins in the initial years of investment and may or may not improve further, which will adversely impact our margins.

Procuring power at lower costs for Data Centers by the competitors may put us at a disadvantage in terms of pricing for our Data Center operations.

The single largest operating cost in Data Centers is power. Currently all Data Centers are located in proximity to, or at the edge of major urban centers such as Mumbai, Chennai, Bengaluru and Noida. Inexpensive land and labour allow companies to locate new Data Centers in remote locations. We may neither be in a position to develop Data Centers at remote locations where power is cheap nor procure power at cheaper rates for our Data Centers. If our competitors procure power at lower cost, they may have an advantage over us with respect to pricing. Our inability to offer competitive pricing may result in loss of customers and will impact our business and result of operations. The alternate sources of power are also exposed to inflation, regulation and hence, any undue price increase would affect our energy cost significantly.

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

Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology

The technology market is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new product and service offerings to meet client needs. We may fail to anticipate or respond to these advances on a timely basis, or, if we do respond, the services or technologies that we develop may not be successful in the marketplace. We have recently introduced, and propose to introduce several solutions involving complex delivery models combined with innovative outcome-based pricing models. The complexity of these solutions, our inexperience in developing or implementing them and significant competition in the markets for these solutions may affect our ability to market these solutions successfully. In addition, better or more competitively priced products, services or technologies that are developed by our competitors may render our service non-competitive or obsolete.

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

Our revenues, expenses and operating results have varied in the past and may fluctuate significantly in the future due to a number of factors, many of which are outside our control. A significant portion of our investment and cost base is relatively fixed in the short term. Our revenues in the foreseeable future will depend on many factors, including the following:

•	the range of services provided by us and the usage thereof by our customers;

•	the quantum and nature of any agreements we enter into with strategic partners for our services;

•	the services, products or pricing policies introduced by our competitors;

•	capital expenditure and other costs relating to our operations;

•	the timing and quality of our marketing efforts;

•	our ability to successfully integrate operations and technologies from any acquisitions, joint ventures or other business combinations or investments;

•	the introduction of alternative technologies; and

•	technical difficulties or system failures affecting the telecommunication infrastructure in India, the Internet generally or the operation of our websites.

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

We face the risk that fundamental changes may occur in the delivery of Internet access services in India. The internet market has seen significant changes in the recent past from connecting fixed offices/locations to connecting mobile devices to connecting things of late and to continue to be relevant in this dynamic and disruptive environment, we will have to develop new technology or modify our existing technology to accommodate these developments. Our pursuit of these technological advances, whether directly through internal development or by third-party license, may require substantial time and expense. We may be unable to adapt our Internet service business to alternate delivery means and new technologies may not be available to us at all. We provide wireless connectivity on the 5.7 GHz spectrum allotted to us by the Wireless Planning Commission. The spectrum allocation may be inconsistent with industry standards. The current capacity may be insufficient to offer a breadth of services. The Government may issue instructions to release the spectrum that we hold. High cost of spectrum acquisition may be inconsistent with our revenue and cost models. We may not keep up with the pace of change that takes place in wireless technologies.

The success of our business depends on penetration of the Internet in India, which may be slowed or halted by technical obstacles in India.

Penetration of bandwidth in India, which is the measure of Internet penetration, is relatively low and slow compared to many developing and developed countries in the world. Though in recent years, the coverage of tier III/tier IV cities has increased, there may be many technical obstacles to accessing certain regions which may increase the cost of delivering internet and thereby cause a slowdown or halt the progress of internet, which will adversely affect our operations.

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

In the Network Connectivity business, realization could be lower year on year based on the market conditions. Every year when annual contracts come up for renewal, customers sign up for more bandwidth or more links at a lower unit price. This is offset somewhat by lower bandwidth costs, which we renegotiate with our service providers. This impacts us in two ways: first, despite an increase in sales volume, we may not see a commensurate rise in revenues; and secondly, margins in our business are continually shrinking.  Therefore, our revenue from our connectivity business may stagnate with declining bandwidth prices.

We may not be able to retain and acquire customers for our Data Centers.

In the field of Data Center services, competition from Data Center operators may attract customers away from us or make it more difficult for us to attract new customers. If competitors are more successful than us in the market, it could be difficult for us to retain and/or acquire customers. Furthermore, once customers cease using our services and choose another service provider, it may require substantial efforts in terms of cost and time to re-acquire such customers, and despite spending on such customer acquisition or retention, we may be unsuccessful in retaining such customers.

In order to improve our competitiveness, we continue to expand our Data Center infrastructure. If we are unable to attract adequate customers, we will not be able to achieve the revenues initially anticipated, which could have an adverse effect on our future results of operations and financial condition.

Our Data Centers may not be competitive enough in terms of green features.

We may fail to convert our existing Data Centers and/or build new Data Centers under the LEED (Leadership in Energy and Environmental Design) Commercial Interior (CI) programme of United States Green Building Council (USGBC). LEED certification is an internationally recognized programme and is considered one of the highest standards for energy efficient constructions. The Data Center uses several green features such as site ecology, water conservation, smart energy meters and equipment, reduction of CO2 emissions, high recycle content, effective waste management and eco-friendly interiors. Increased demand for green Data Center may hamper the marketing of our existing Data Centers that are not LEED certified.

Inability to deliver quality services may lead to penalties and loss of customers

The delivery of services using our online assessment tools require the related infrastructure to be available in all exam centres. As these exam centres are geographically spread across the country, we may not be able to assure quality of services in all these locations. This may lead to penalties which could adversely affect our business and results of operations.

Reduction in power supply and non-availability of fuel may affect our Data Centers

There has been acute power shortage in recent years in India and hence, there could be a reduction in the availability of electricity. Where there is non-availability of power supply in Data Centers, we resort to alternate sources of power (fuel) and the running of the Data Centers mainly depend on the availability of fuel, which will increase the cost of operations. Additionally, non availability of power/fuel will disrupt our operations and it would be difficult for our customers to access data during such times.

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

As we offer our Applications Integration services to an increasing base of large corporations, we run the risk of not being able to meet their needs for scaling and sophistication in the future if we do not build the capacity to develop and integrate applications software to meet with future needs. We may not have adequate resources to develop our capability as a result of emerging sophistication required for such services. The failure to develop such resources may adversely affect our business and results of operations.

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

We cannot influence policies that facilitate the growth and development of data and Internet connectivity in India. The absence of policy support for Internet and data services may hamper the growth of such services in the future, which would adversely affect our business and results of operations.

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

The rate of recovery of the United States may result in reduced demand for our eLearning products, as our customers may reduce their training budgets and programming.  Additionally, we may not be able to acquire new customers due to the social, political, regulatory and economic situation prevailing in United States. A prolonged period of reduced customer demand for our eLearning services may adversely affect our business and results of operations.

Emergence of Enterprise Software Suites, Artificial Intelligence and Machine Learning may hamper the growth of our e-Learning stream.

The emergence of competitors such as Oracle, IBM, SAP, SumTotal and SABA offering Enterprise Software Suites for eLearning for large organizations to develop their own learning platforms could be a threat to our business in future. We may lose our business to our competitors, and if we are unable to acquire new customers or retain our existing customers, our revenues and results of operations may suffer. Additionally, the emergence of Machine Learning and Artificial Intelligence could adversely impact our revenues.

If we do not continue to develop and scale compelling content, products and services, our ability to attract new customers or maintain the engagement of our existing consumers could be adversely affected.

In order to increase advertising revenues, we need to continue to increase the number of users of our sports, recipes and entertainment video content through our websites. In order to attract consumers and generate increased engagement on our website portals, we believe we must offer compelling content, products and services. If we are not able to attract and keep new users in a constantly evolving user base, we are likely to lose page views, and advertisers may reduce or cease publishing advertisements in our websites.  It is important for us to provide necessary content through our websites (e.g. live videos, new channel based portals, etc) to attract more users.  However, acquiring, developing and offering new content, products and services, as well as new functionality, features and enhanced performance of our existing content, products and services, may require significant costs and time to develop. In addition, consumer tastes are difficult to predict and subject to rapid change.

Cyber Security threats could damage our reputation or result in liability to us.

Our businesses depend on the reliability and security of our information technology systems and infrastructure. They must remain secure, and be perceived by our corporate and consumer customers to be secure as we retain confidential customer information in our database. Despite the implementation of security measures, our infrastructure may be vulnerable to physical break-ins, computer hacking, computer viruses, other malware, ransomware or cyber-attacks beyond our control. If our security measures are circumvented, it would jeopardize the security of confidential information stored on our systems, proprietary information could be misappropriated or cause interruptions to our operations. We may be required to make significant additional investments and efforts to protect against or remedy security breaches. Unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems, systems failure or otherwise, could damage our reputation and adversely affect our business and results of operations

Though we have not had any attempted cybersecurity breaches reported, the security services that we offer in connection with our business customers’ networks cannot assure complete protection from computer viruses, break-ins and other disruptive problems and the occurrence of these problems could result in claims against us or liability on our part. These claims, regardless of their ultimate outcome, could result in costly litigation and could damage our reputation and hinder our ability to attract and retain customers for our service offerings.

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

Prior to 2013-14 we did not pay dividends due to the losses incurred in the previous years and non-availability of divisible profits under Indian law. In view of the consistent positive performance of the Company for the year 2016-17, the Board of Directors had recommended a 12% cash dividend to all the shareholders of the Company for the year ended March 31, 2017, which is subject to approval by the shareholders at the Annual General Meeting to be held on July 6, 2017.

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

The dividend payment policy of the Company is not certain and is contingent upon the level of performance of the Company and the recommendation of the Board of Directors and the approval of the shareholders. Thus, there is no assurance that dividends will be paid in the future.

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

We may encounter litigation and penalties due to non-compliance with relevant laws applicable to the products sold and services rendered by us.

The products and services that we deal with are subjected to various laws such as ITA. We are exposed to risks relating to non-compliance with such Acts which may affect our reputation and also result in litigations and penalties which may adversely affect our business and results of operations.

We may not be able to comply with Goods and Service Tax Act (“GST”) resulting in litigations and penalties.

GST is a new law likely to come into effect from 1st July 2017. GST replaces several local and central tax laws such as excise duty, service tax, value added tax, central sales tax, entry tax, etc. The proposed GST law prescribes compliance and procedures which are more than present tax laws and it also involves matching of tax credit with the vendors and customers. Tax credits are based on proper compliance by all the vendors and filing of returns on time. We are exposed to risks relating to non-compliance with the requirements of the law which may affect our reputation and also result in litigations and penalties which may adversely affect our business and results of operations.

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

The Indian Companies Act, 2013, which replaced the Companies Act, 1956, effective April 1, 2014, has imposed numerous and onerous compliance requirements on the Corporates in India. The Act introduced significant provisions relating to governance, e-management, compliance and enforcement, enhanced disclosure norms, accountability of management, stricter enforcement, investor protection, class action suits, corporate social responsibility, compulsory appointment of Independent and Woman Directors, rotation of Auditors etc. among others. Compliance with the provisions of the new Act may pose a greater challenge to the Corporates in India both in terms of responsibility and cost.

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

Effective as of October 30, 2010, upon the consummation of the private placement to an entity controlled by Mr Raju Vegesna, our , CEO, Managing Director and Chairman of the Board of Directors of the company, Mr Raju Vegesna beneficially owns approximately 86.29% of our outstanding equity shares. As a result, Mr Raju Vegesna will be able to exercise control over many matters requiring approval by our Board of Directors and / or shareholders, including the election of directors and approval of significant corporate transactions, such as a sale of our company. Under Indian law, a simple majority is sufficient to control all shareholder action except for those items, which require approval by a special resolution. If a special resolution is required, the number of votes cast in favour of the resolution must not be less than three times the number of votes cast against it. Examples of actions that require a special resolution include:

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

Under Indian law, subject to the presence in person at a shareholder meeting of persons holding equity shares representing a quorum, all resolutions proposed to be approved at that meeting are voted on by a show of hands unless shareholders present in person and holding (a) not less than one-tenth of the total voting power entitled to vote on a resolution or (b) shares with an aggregate paid up capital of at least ₹ 500,000 demand that a poll be taken. Equity shares not represented in person at the meeting, including equity shares underlying ADSs for which a holder has provided voting instructions to the Depository, are not counted in a vote by show of hands. As a result, only in the event that a shareholder present at the meeting demands that a poll be taken will the votes of ADS holders be counted. Securities for which no voting instructions have been received will not be voted on a poll. Accordingly, you may not be able to participate in all offerings, transactions or votes that are made available to holders of our equity shares.

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

Our business is highly regulated as per extant telecom policy of the Government of India (the “GOI”). Our ISP license issued in the year 1998 was valid for a term of 15 years. We have been issued new licenses under the Unified License dated June 2, 2014 with a validity of 20 years. If we are unable to renew the licenses for any reason, we will not be able to carry on the said business beyond license term, which may adversely affect our business or results of operations

The GOI has right to revoke, terminate or suspend or take over entire operations for reasons such as national security or similar reasons without compensation to us. In view of increasing cyber threats and attacks, the GOI may require telecom licensees (including ISPs) at their costs to provide monitoring facility across its network, and facilities for capture and retention of data in terms of traffic flow, usage details, etc. This would result in significant increase in costs and possible lesser usage due to perceived invasion of privacy by customers.

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

Our profits may be impacted due to the increase in license fee on the NLD/ILD license and inclusion of pure Internet service and non licensed activities under such license fee by the Department of Telecommunications, Government of India.

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

The statutory corporate income tax rate in India was 30% during fiscal year 2017 and was subject to a 12% surcharge where the taxable total income exceeds ₹ 10 crore (7% where the taxable total income is less than ₹ 10 crores but greater than ₹ 1 crore), 2% education cess and 1% secondary and higher education cess, resulting in an effective tax rate of 34.61%. We cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be implemented by the Government of India. We may be subject to tax claims by the Government of India against us in the future. Defending these claims would be expensive, time consuming and may divert our management's attention and resources from our operations.

Goods and Services Tax is proposed to be introduced replacing majority of the existing indirect tax regulations in India. The point of taxation is proposed to be changed and also rates for our services are likely to increase from 15% to 18%. There are multi-year contracts entered into with customers. Customers will not accept increases in service tax rate. Consequently the incremental costs will impact the profitability and cash flow of the company. There may be future increases in tax rate that will impact our profitability and cash flows adversely.

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

Sify Technologies (Singapore) Pte. Ltd, Sify Technologies North America Corporation and Sify Data and Managed Services Limited are our wholly owned subsidiaries.

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

From the time we launched our corporate services in 1997, we have continually upgraded our technology to provide data services to corporate clients. We were the first Internet service provider in India to make our entire network IP-based and subsequently Multi-Protocol Label Switching (MPLS)-enabled, which permitted us to continue to grow our corporate customer base. As of March 31, 2017, we provide services to over 6,500 corporate clients in industries ranging from information technology, manufacturing, banking and financial services industry, pharmaceuticals, retail distribution and the Government.

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

Principal Capital Expenditures

In fiscal years 2017, 2016 and 2015, we spent ₹ 1,940 million (US$ 29.92 million), ₹ 2,811 million (US$ 43.35 million) and ₹ 1,485 million (US$ 22.90 million) respectively, on capital expenditures of which ₹ 1 million (US$ 0.02 million), ₹ 4 million (US$ 0.06 million) and ₹ 8 million (US$ 0.12 million) were incurred in North America in fiscal years 2017, 2016 and 2015 respectively. The remaining amounts were incurred in India. As of March 31, 2017, we had contractual commitments of approximately ₹ 1,045 million (US $16.12 million) for capital expenditures towards the acquisition of property, plant and equipment. These commitments included approximately ₹ 809 million (US $ 12.48 million) in domestic purchases and ₹ 236 million (US $ 3.64 million) in imports and overseas commitments for products and spares. The total capital expenditure with respect to capital work in progress as on March 31, 2017 amounted to ₹ 268 million (US$ 4.13 million). All our capital expenditures were financed out of cash generated from operations, equity infusion, finance leases and borrowings from banks.

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

Due to the decline in business travels on account of the global economic environment, the company tested impairment for goodwill and intangibles, and recorded impairment charges of ₹ 1,857, ₹ 47,269 and ₹ 15,200 (thousand) during the years 2010-11, 2009-10 and 2008-09 respectively.

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

Hermit Projects Private Limited and Pace Info Com Park Private Limited

In November 2011, we acquired Hermit Projects Private Limited (HERMIT) for the implementation of a state-of-art Data Center Project at Noida, U.P, along with its wholly owned subsidiary Pace Info Com Park Private Limited (PACE), the original allottee of the land at Noida, U.P. for a consideration of ₹ 1,140 million. As HERMIT was acquired only as a Special Purpose Vehicle for acquiring PACE, HERMIT merged with Sify Technologies Limited, the holding Company effective April 1, 2013.

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

Sify Data and Managed Services Limited

Sify Data and Managed Services Limited was Incorporated on March 16, 2017 as a wholly owned Subsidiary Company of Sify Technologies Limited, to carry on IT service business. During the fiscal year 2017, the Company has invested ₹250 million in the Subsidiary.

Business Overview

We are among the largest integrated ICT Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 1400 cities and towns in India. This telecom network also connects 43 Data Centers across India including Sify’s 6 Tier III Data Centers across the cities of Chennai, Mumbai, Delhi and Bengaluru and customer Data Centers.

In late 2012, we reorganised our business to enable scale, flexibility and the ability to cross pollinate our business across multiple verticals. The focus of the business shifted to Solutions and Services from a hitherto infrastructure focus. This, we call Sify 3.0.

Post the re- organization along service lines, a significant part of our revenue is derived from services to enterprise customers, comprising Telecom services, Data Center services, Cloud and Managed services, Applications Integration services and Technology Integration services. Sify also provides services that cater to the burgeoning demands of the small and medium business (SMB) community, much of it on its Cloud services platform.

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

Forecasting the explosive growth that the telecom market will see, we were the first in the country to offer an IPv6 ready network; a fact underscored by the Telecom policy of 2012. This network reaches more than 1400 towns and cities and gives a prospect of more than 2800 points of presence.

The focus of the Telecom Services is on the following lines:-

▪	India Data Business – Addressing the Data Communication needs of Large and Emerging Enterprises in India across each of their distributed points of business. We do this by leveraging our network span across 1400 towns and cities.

▪	Global Network Business – Addressing the connectivity needs of Enterprises and Carriers to connect in and out of India. Our partnerships with multiple international carriers provides for a seamless integration into and out of the India network.

▪	Wholesale Voice – Addressing the ‘India termination’ and several other countries for Hubbing. Our cable landing station is our strategic investment to address this business need and currently facilitates three international cables servicing the Middle East and a majority of Europe. Investments into strategic global assets will continue to address the opportunity in-and-out India

b)	Data Center services

We are among the earliest to invest in the Data Center landscape in the country with our first Data Center in Vashi, Mumbai in the year 2000. Even in the early days of the IT revolutions, we set very high benchmarks with each of our subsequent Data Center being Tier III compliant. We currently have 6 Tier III Data Centers across various geographical locations in India. This business offers services such as co-location, regular backup, server load balancing, remote backup; Managed Services like Messaging, shared Hosting, network and security; Storage and Virtualization and Managed Voice services to all resident Enterprises.

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

Strategic investment of time and focus over a decade to build India’s premier ICT network has resulted in an admirable knowledge base of products and technologies. With Sify 3.0, we chose to package this into a knowledge offering to the market and thus, emergence of Technology Integration services. Technology Integration Services (TIS) combines Sify’s IT capabilities with its core telecom and Data Center products to provide a converged turn-key ICT solution to the customer.

TIS leverages Sify’s home-grown expertise in design, implementation and maintenance to deliver end- to-end managed IT services across Data Centers, network and security.

Major focus is as follows:

•	Service Desks and Command Centers

•	Voice and Video Conferencing

•	Hosted Contact Centers

•	Unified Communication and Unified Access

•	Virtualization

•	Data Center Build

•	Campus/LAN/Data Center Networking

•	WAN Architectures

•	Enterprise and End Point Security

e)	Applications Integration services

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

Today, both network and device convergence has become a necessity in order to reduce the complexity of multiple technology or networks and also because of the increased use of server virtualization technology. Network convergence along with virtualization of the server, network and storage infrastructure are driving the next generation Data Center towards cloud based service model.

But the Cloud requires a viable eco-system to thrive. An eco-system that we have been steadily building for two decades for our clients. We have strategized these offerings in the form of Sify 3.0, Sify’s third phase of growth. The focus shifted from Capex intensive infrastructure to offering our Solutions and Services as much as on pay per use model. In order to achieve our Sify 3.0 objective and market orientation, we have restructured ourselves into five business lines of Telecom Services, Data Center services, Cloud and Managed Services, Technology Integration Services and Applications Integration Services.

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

We do this by leveraging our state-of-the art last mile wireless connectivity and the dense spread of network. Enterprise customers who seek to utilise the network have the choice of being connected to the DC of their choice or any one of our Tier III Data Centers. Today, this multi-mode, multi-mesh network connects 43 of India’s DCs; a fact that endorses the quality of our offering and our network presence

Our network, reaches 1400 cities and towns with more than 2800 Points of Presence and 90,000 links, thus making us the largest MPLS network in India.

b)	Data Center services.

Right from our first Data Center at Vashi, Mumbai in 2000, we have invested in the top of the line technologies across all our networks with every new Data Center taking the game forward. The Sify SDA (Sify Data Center Architecture) 4.0 is an IP that has found acceptance in the several Data Centers that we have built for our customers.

These DCs also offer a multitude of Value Added services over the traditional notion of basic collocation and Opex driven storage solutions. With approximately 0.2 million square feet coverage today including the new Data Centers, we are among the largest to offer Data Center space in the market.

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

As described, this business takes the knowledge developed from building Network architecture, Unified Communication and Unified Access, Collaborative tools, Data Center build, Virtualization, LAN and WAN Architecture and End Point Security and offers them as a complete solution package to customers.

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

•              Cover more of the country with our network, increase the bandwidth support and drive more customer usage. Our network is based on Internet Protocol, or IP, and we are the first Indian service provider to have made our network Multi-Protocol Label Switching (MPLS) compliant. We are also the first IPv6 ready network having laid it down as early as 2000. In the fiscal year 2013-14, we implemented the proprietary CloudCover to connect Data Centers across India with a multi-mode, multi-mesh network. This builds redundancy at multiple levels across the network. This network connects 43 of India’s Data Centers including 6 of our own. To ensure undisrupted high quality service and to achieve cost efficiencies, we have invested in an undersea cable consortium. The capacity went live during the Q1 of 2012-13. We have further increased the capacity during the fiscal 2016. We have also leased intercity links from multiple suppliers including BSNL, Bharti Airtel, TATA, Railtel and Power Grid Corporation, such that each one of our nodes is accessible from at least two other nodes, if not by two long distance operators. We believe that as the size and capacity of our network infrastructure grows, its structure and national coverage will create economies of scale. Being vendor neutral, we are able to procure bandwidth in a cost effective manner.

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

•              Create pull with newer more efficient technology and hence draw more customers into the Sify fold. In order to transition to being an Enterprise player, we began by expanding our bouquet of services in line with market demand. A nascent retail broadband gave rise to data storage and hence our first Data Center was born at Vashi Mumbai in 2000. As a brand, we have consciously aligned with the best-of-breed technology and benchmarks. Hence, right from our first Data Center, all our subsequent ones were also Tier III compliant. Our managed services bouquet has been a mix of home grown applications and offerings through tie ups with industry leaders like HP, VMware, Akamai, SAP etc.

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

Service Offerings

Telecom Service: These primarily consist of network service which addresses the domestic connectivity needs of Indian enterprises and international inward and outward connectivity needs of International Enterprises. We do this by leveraging our national Tier 1 IPv6 network infrastructure. The services include a comprehensive range of Internet protocol based Virtual Private Network, offerings, including intranets, extranets and remote access applications to both small and large corporate customers. There is a strong focus on industry verticals such as IT/ITES (IT enabled services), banking and financial services industry (BFSI), Government, manufacturing, pharmaceutical and FMCG. We were one of the first service providers in India to provide MPLS-enabled IPVPN’s on our entire network. We have entered into a strategic partnership with leading Telcos for providing last mile connectivity to customers. Our entire network is MPLS enabled with built in redundancy with world class design and service standards. We have built a stack of managed services for our network customers, like Managed WLAN, Managed DDoS and security solutions. We have built a carrier neutral internet exchange in India in partnership with Amsterdam Internet Exchange.

Our cable landing station and our investment in a submarine cable consortium are our other assets that we extend to our International partners for their international inward and outward connectivity needs. Our cable landing station currently lands 2 major submarine cables; namely Gulf Bridge International (GBI) and the Middle Eastern and North African cable (MENA).

Our connectivity clients can pick from a range of services; namely the following.

•	SecureConnect (TM) is our comprehensive offering of secure, reliable and scalable IPVPN solutions that meet both mission- critical data networking and converged voice, video and data connectivity needs. It offers a variety of intranet and extranet configurations for connecting offices, remote sites, traveling employees and business partners, whether in India or abroad. Our platform of services includes:

•	SiteConnect (TM) which offers site-to-site managed MPLS-enabled IPVPN solutions for securely connecting regional and large branch offices within India to the corporate Intranet.

•	GlobalSite Connect(TM), an international site-to-site managed MPLS-enabled IPVPN solution, is used for securely connecting international branch offices to the corporate offices. It provides connectivity anywhere in the world through Sify’s alliances and partnerships with global overseas service providers such as Level 3, KDDI, and PCCW Global to name a few.

•	ExpressConnect(TM), which offers a premium range of high-performance Internet bandwidth solutions for connecting regional offices, branch offices and remote locations to the corporate network. These solutions complement our SiteConnect range of MPLS enabled IPVPN solutions, provide high-speed bandwidth in those situations where basic connectivity and cost are the top concerns.

•	RoamConnect(TM), is our national and international remote access VPN, which is used for securely connecting employees, while they are traveling, to the corporate intranet. Roam Connect features “single number access” to SifyNet from anywhere in the country and provides access from anywhere in the world through Sify’s alliances with overseas service providers.

•	PartnerConnect(TM) is our remote access VPN offering, for providing secure and restricted dial-up access to business partners such as dealers, distributors and suppliers to the corporate extranet.

•	CleanConnect(TM) which provides managed and secured internet connectivity to customers.

•	Managed DDoS which offers protection from DDoS attack to corporate customers.

•	Managed WLAN provides Managed Wi-Fi solutions offering connect devices to the network of the customer and the internet at customer locations.

Data Center Services. We operate 6 Tier III Data Centers of which three are located in Mumbai (Bombay), one each at Noida (UP), Chennai (Madras) and Bengaluru, which are designed to act as reliable, secure and scalable facilities to host mission-critical applications. We offer co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks or hire complete racks, and even rent ‘secure cages’ at the hosting facility as per their application requirements. We also offer a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration and network configuration.

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

Sify.com provides a gateway to the Internet by offering communication and search tools such as email, chat, travel, online portfolio management and channels for personal finance, astrology, lifestyle, shopping, movies, sports and news. We have also launched mobile applications to offer the below-mentioned services on the mobile.

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

Corporate Customers

Our base of corporate customers spread across information technology enabled services (ITES), banking financial services and Insurance (BFSI), publishing, retail, pharmaceuticals and manufacturing. The reorganization of our business has helped us expand our customer base to over 6,500 customers to date. This is not inclusive of customers who have brought piece-meal services from us. A good number of these customers have matured from our initial set of offerings like Network and Data Center services. With the launch of our cable landing station, we are able to cater to international carriers as well as domestic voice and data players. Our alliance with world leaders across our other services is giving us the opportunity to extend our services to customers of our alliance partners.

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

Customer Service and Technical Support

The implementation of the single UAN for all Enterprise customers across India has centralised all customer enquiries to one point, thus enabling us to pour resources and efforts into a single minded endeavor. We support both telephonic and email interactions from our clients and support for Enterprises services is 24x7.

Sales and Marketing

From a business standpoint, we have 5 different lines of business. But on the sales front, the entire team is trained to upsell and cross sell across the entire bandwidth of services. We believe this is essential and imperative given the space for bundling of our services. The 390 person Sales team caters to the demand of Enterprises and the growing SMB market.

Technology and Network Infrastructure

Geographic coverage: Our network today reaches more than 1400 towns and cities and between them have more than 90,000 links. This network is completely owned giving us complete control on the technology, traffic and speed over them. These points of presence, or primary nodes, reside at the core of a larger Internet protocol network with a Star and meshed topology architecture thereby building in redundancy at every point and translating into minimum or no downtime for customers.

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

Data Center Infrastructure. We operate six tier III Internet Data Centers, three in Mumbai, one each at Chennai, Bangalore and Noida (UP). We offer managed hosting, security and infrastructure managed services from these facilities. These Data Centers are completely integrated with our IP / MPLS network which provides seamless connectivity for our customers from their premise to their applications hosted in the Data Centers. The Data Centers conform to the tier III standards to cater to the security consideration of our customer servers.

Competition

Given our wide spread of services, our competition is also long and varied. As the markets in India for corporate network/data services, Internet access services and online content develop and expand, we will continue to see the entry of newer competitors and those with deeper pockets.

Individually, we will see competition intensify from established players like Reliance, TATA Communications and Bharti for Telecom services, Ctrl S, Reliance and Net Magic for Data Centers, proprietary leaders like IBM and localized players like Ramco for Cloud services, traditional software majors like Infosys, HP, Wipro and TCS for Applications Integration services and large entities like Reliance and TCS for our Technology Integration services.

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

Property, Plants and Equipment

We own approximately 100,000 square feet corporate headquarters located in Chennai (Madras), India and an approximately 20,000 square feet regional office in Mumbai (Bombay). We have leased approximately 3,500 square feet network operations center in Chennai, a 27,000 square feet Data Center in Vashi, Mumbai, 95,250 square feet Data Center in Airoli, 46,600 square feet in Bangalore Data Center and 65,000 square feet Data Center in Rabale, Mumbai. In November 2011, we acquired 175,000 square feet of building space for construction of a Data Center space in Noida, UP on acquisition of Pace Info Com Park Private Limited, through Hermit Projects Private Limited, its holding company. Construction in the said Data Center was completed and went live during fiscal 2015. We have acquired over 200,000 square feet of building space for construction of a Data Center space in Rabale, Mumbai which is completed and became operational during fiscal 2016.

We have also acquired another building measuring 83,450 square feet at Rabale, Mumbai for future business.

Our Chennai facility houses our central network servers as well as our network staff who monitors network traffic, service quality and equipment at all our points of presence, or POPs, to ensure a reliable Internet service. We have POPs in over 1,400 towns/cities across India. Most of our POPs are staffed 24-hours-a-day, seven-days-a-week. Our POPs average approximately 750 square feet at each location. We have backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability. Our property, plants and equipment are pledged towards obtaining loans / working capital facilities from banks.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(₹ in million, except share data and where otherwise stated)

Overview

Sify is among the largest integrated ICT Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common data network infrastructure reaching more than 1400 cities and towns in India. This telecom network today connects 43 client Data Centers across India, including Sify’s own 6 Tier III Data Centers across the cities of Chennai, Mumbai, Delhi and Bengaluru.

Sify is ISO 9001:2008 certified for Enterprise Sales, Provisioning, support and customer relationship management of ICT solutions and services including VPN, Network, Voice, Data Center hosting, Integration services, security services and managed services. Sify has been certified in SSAE16 - SOC2 Type II for Cloud Infrastructure. Sify has licenses to operate NLD (National Long Distance) and ILD (International Long Distance) services and offers VoIP backhaul for international carriers. With the Sify Cable landing station and partnerships with submarine cable companies globally, Sify is present in almost all the spheres of the ICT eco system.

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

Telecom Services: These primarily consist of network service which addresses the domestic connectivity needs of Indian enterprises and international inward and outward connectivity needs of International Enterprises. We do this by leveraging our national Tier 1 IPv6 network infrastructure. The services include a comprehensive range of Internet protocol based Virtual Private Network, offerings, including intranets, extranets and remote access applications to both small and large corporate customers. There is a strong focus on industry verticals such as IT/ITES (IT enabled services), banking and financial services industry (BFSI), Government, manufacturing, pharmaceutical and FMCG. We were one of the first service providers in India to provide MPLS-enabled IPVPN’s on our entire network. We have entered into a strategic partnership with leading Telcos for providing last mile connectivity to customers. Our entire network is MPLS enabled with built in redundancy with world class design and service standards. We have built a stack of managed services for our network customers, like Managed WLAN, Managed DDoS and security solutions. We have built a carrier neutral internet exchange in India in partnership with Amsterdam Internet Exchange.

Our cable landing station and our investment in submarine cable consortium are our other assets that we extend to our International partners for their international inward and outward connectivity needs. Our cable landing station currently lands 2 major submarine cables; namely Gulf Bridge International (GBI) and the Middle Eastern and North African cable (MENA).

Data Center Services: We operate 6 Tier III Data Centers of which three are located in Mumbai (Bombay) and one each at Noida (UP), Chennai (Madras) and Bengaluru, which are designed to act as reliable, secure and scalable facilities to host mission-critical applications. We offer co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks or hire complete racks, and even rent ‘secure cages’ at the hosting facility as per their application requirements. We also offer a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration and network configuration.

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

Our Applications Integration services operates two of India’s biggest online portals, www.sify.com and www.samachar.com, that function as principal entry points and gateway for accessing the Internet by providing useful web-related services and links. We also offer related content sites specifically tailored to Indian interests worldwide and launched the services on mobile applications.

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

We have been historically including the results of Digital Certification services under the Technology Integration Services segment. The Industry in which this product competes has witnessed newer competitions, business models resulting in dynamic market changes. In order to leverage the versatility and the organizational capability, the Chief Operations Decision Maker (CODM) has evaluated options of reorganizing this product into Applications Integration Services segment with effect from April 1, 2016. This will enable the product to address customers across segments, achieve better marketability, flexibility and scale. The corresponding revenue and costs of this product have been regrouped under the respective segments. Consequently, the figures for the years ended March 31, 2016 and March 31, 2015 are adjusted accordingly.

There are numerous risks and challenges affecting the business. These risks and challenges are discussed in detail in the section entitled 'Risk Factors' and elsewhere in this Annual Report.

Revenues

Telecom Services

These primarily include revenue from connectivity services, NLD/ILD services and to a lesser extent, revenues from the installation of the connectivity link. In certain cases, these elements are sold as a package consisting of all or some of the elements. We sell hardware and software purchased from third party vendors to our high value corporate clients. Our connectivity services include IPVPN services, Internet connectivity and last mile connectivity (predominantly through wireless). We provide these services for a fixed period of time at a fixed rate regardless of usage, with the rate for the services determined based on the type of service and capacity provided, scope of the engagement and the Service Level Agreement, or SLA. We provide NLD (National Long Distance) and ILD (International Long Distance) services and carry voice traffic for Inter-connect Operators. Revenue is recognized based upon metered call units of voice traffic terminated on our network. During the year, the company introduced a new service offering in the retail voice market in partnership with Skype Communications, S.a.r.l. The company realized revenue from sale of voice credits and subscription of Skype.

Data Center services

Revenue from Data Center services includes revenue from co-location of space, racks and caged racks and on usage of power from large contracts. The contracts are mainly fixed rate for a period of time based on the space or the racks used and usage revenue is based on consumption of power on large contracts.

Cloud and Managed Services

Revenue from Cloud and Managed services, are primarily from “Cloud and on demand storage”, “Domestic managed services and “International managed services”. Contracts from Cloud and on demand storage, are primarily fixed and for a period of time. Revenues from Domestic and International managed services, comprises of value added services, operations and maintenance of projects and from remote infrastructure management. Contracts from this segment are fixed and could also be based on T&M.

Technology Integration Service (TIS)

Revenues from TIS comprises of DC build services and Security services. Contracts under TIS are based on completion of projects and could also be based on T & M.

Applications Integration Services

Revenue from Applications Integration Services (Apps SI) comprises of Online Assessment, Web development, supply chain solutions, content management and sale of Digital certificates. Contracts are primarily fixed in nature for a period of time and also could be based on T & M.

Expenses

Cost of goods sold and services rendered

Telecom Services

Cost of goods sold and services rendered for the corporate network/data services division consists of telecommunications costs necessary to provide services and cost of goods in respect of communication hardware and security services sold, commission paid to franchisees and cable television operators, the cost of voice termination for voice and VoIP services and other direct costs. Telecommunications costs include the costs of international bandwidth procured from TELCOs and are required for access to the Internet, providing leased lines to our points of presence, the costs of using third-party networks pursuant to service agreements, leased line costs and costs towards spectrum fees payable to the Wireless Planning Commission or WPC for provision of spectrum to enable connectivity to be provided on the wireless mode for the last mile. Other costs include cost incurred towards annual maintenance contract and the cost of installation in connectivity business. In addition, the Government of India levies an annual license fee of 8% of the adjusted gross revenue generated from IP-VPN services and Voice services under the Unified license.

Data Center Services

Cost of goods sold and services rendered for the Data Center services consists of cost of electrical power consumed, cost of rental servers offered to customers and cost of licences used to provide services.

Cloud and Managed Services

Cost of goods sold and services rendered for the Cloud and Managed services consists of cost of licences in providing services, cost of billable resources in case of Infrastructure Managed services, Third party professionals engaged in providing services, associate costs of the delivery teams and cost of operations of DC build BOT projects.

Technology Integration Services

Cost of goods sold and services rendered consists of cost of hardware and software supplied for DC build projects, cost of security hardware and software supplied and cost of hardware and software procured for System integration projects.

Applications Integration Services

Cost of goods sold and services rendered consists of professional charges payable to domain specialists and subject matter experts, cost of billable associates of e-learning business, cost of operating in third party facility for online assessment including invigilator costs and cost of procuring and managing content for the websites, cost of digital certificates and platform usage and other direct costs for the revenue streams.

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

Stock compensation expense

A total of 25 million equity shares are reserved for issuance under our Associate Stock Option Plans (ASOPs). Our ASOP 2014 was adopted at the Eighteenth Annual General Meeting held on July 28, 2014. As of March 31, 2017, we had an aggregate outstanding of 5.84 million options under our ASOP with a weighted average exercise price equal to approximately ₹ 73.55 ($1.13) per equity share. Unamortized stock compensation expense as of March 31, 2017 on these options is ₹ 14.40 million ($ 0.22 million).

Results of Operations

The following table sets forth certain financial information as a percentage of revenues:

	Fiscal
	2017	2016	2015
	%	%	%
Revenues	100	100	100
Cost of goods sold and services rendered	(64.40)	(60.55)	(60.07)
Other income/(expense)	0.79	0.70	0.72
Selling, general and administrative expenses	(21.65)	(23.14)	(24.35)
Depreciation and amortization expenses	(9.54)	(10.63)	(9.89)
Profit from operating activities	5.20	6.38	6.42
Finance income	0.66	0.30	0.48
Finance expenses	(2.38)	(3.76)	(3.98)
Net finance income/(Loss)	(1.72)	(3.46)	(3.51)
Profit before tax	3.48	2.92	2.92
Income tax (expense)/ benefit	-	-	-
Net profit for the year	3.48	2.92	2.92

Results of year ended March 31, 2017 compared to year ended March 31, 2016

Revenues

The growth in our revenues in fiscal 2017 from fiscal 2016 is given below:

	2016 – 17	2015 – 16	Increase/ (decrease)	% Change

Revenues	18,432	15,035	3,397	23%

Year 2016-17 had a 23% growth with an increase in revenues of ₹ 3,397 million ($52.39 million) contributed largely by Applications Integration Services with a revenue growth of ₹ 1,360 million ($20.97 million), Technology Integration services with ₹982 million ($15.14 million), Telecom Services with ₹624 million ($9.62 million) and Data Center Services with ₹452 million ($6.97 million). The increase is offset by decrease in revenue from Cloud and Managed Services by ₹21 million ($0.32 million).

The revenue by operating segments is as follows:

	Revenue		Percentage of revenue		Growth %
	2016-17	2015-16	2016-17	2015-16
Telecom Services	10,173	9,549	55%	64%
Data Center Services	1,975	1,523	11%	10%
Cloud and Managed Services	920	941	5%	6%
Technology Integration Services	2,688	1,706	15%	11%
Applications Integration Services	2,676	1,316	14%	9%
Total	18,432	15,035	100%	100%	23%

Revenue from Telecom Service increased by ₹624 million ($9.62 million) primarily due to (i) an increase in revenue of ₹758 million ($11.69 million) from Connectivity Services, contributed by net increase in number of links by 7,180 with existing and new customer engagements, and (ii) the increase is offset by decrease in revenue of ₹134 million ($2.07 million) in Voice Services, which is on account of a decrease of` ₹343 million ($5.29 million) from ILD business, contributed by volume decrease of 491 million minutes and decrease of ₹24 million ($0.37 million) from VoIP services, partially offset by increase of ₹233 million ($3.59 million) from Voice Retail services.

Revenue from Data Center Services increased by ₹452 million ($6.97 million) due to increase of new contracts and capacities sold.

Revenue from Cloud and Managed Services is decreased by ₹21 million ($0.32 million), primarily on account of decrease in revenue of ₹72 million ($1.11 million) from Infrastructure Managed Services and this decrease is offset by increase in revenue of ₹51 million ($0.79 million) from cloud based offerings on account of new customer engagements.

Revenue from Technology Integration Services is increased by ₹982 million ($15.14 million), on account of increase in revenues from large network integration and security services.

Revenue from Applications Integration Services is increased by ₹1,360 million ($20.97 million). The increase is attributable to increase in (i) Online Assessment services revenue by ₹1,515 million ($23.37 million) and the above increase is offset by decrease in (ii) revenue by ₹47 million ($0.72 million) from SAP and App-led SI (iii) E Learning services by ₹82 million ($1.27 million) (iv) Digital certification business by ₹5 million ($0.08 million) (v) Portals business by ₹21 million ($0.32 million) on account of decrease in customer engagements.

Other income

The change in other income is as follows:

	2016 -17	2015 -16	Increase/ (decrease)	% Change
Other income	146	104	42	40%

The increase in other income is on account of increase in rental income by ₹51 million ($0.79 million), net gain on forex exchange fluctuations amounting to ₹ 29 million ($0.45 million). The increase is slightly offset by decrease in provision for expenses and doubtful debts written back by ₹ 41 million ($0.63 million) compared to previous year.

Cost of goods sold and services rendered (COGS)

Our cost of goods sold and services rendered in each of the business segment is set forth in the following table:

	2016-17	2015-16	Increase/ (decrease)	% change
Telecom Services	6,632	6,031	601	10%
Data Center Services	1,030	817	213	26%
Cloud and Managed Services	382	341	41	12%
Technology Integration Services	2,088	1,201	887	74%
Applications Integration Services	1,738	714	1,024	143%
Total	11,870	9,104	2,766	30%

The cost of goods sold has increased by 30% on overall basis and the movement in COGS by nature of expense is explained in detail below:

	2016-17	2015-16	Increase/ (decrease)	% change
Network Costs	5,419	5,165	254	5%
License fees (revenue share)	519	463	56	12%
Cost of goods sold	2,067	1,271	796	63%
- Sale of products	1,225	815	410	50%
- Integration services	842	456	386	85%
Direct Resources costs	924	862	62	7%
Power costs	984	775	209	27%
Other direct costs	1,957	568	1,389	245%
Total	11,870	9,104	2,766	30%

Network costs comprises cost of Bandwidth leased out from TELCOS, Inter connect charges and IP termination costs payable to carriers. Increase in Network costs of ₹254 million ($3.92 million) is due to (i) ₹398 million ($6.14 million) increase in Bandwidth costs incurred on account of capacity upgrades and newer links and (ii) decrease of ₹144 million ($2.22 million) of Inter connect charges due to the decrease in 491 million minutes in the volume of International Long distance.

License fees (Revenue share) cost comprises revenue share payable to DOT on licensed services. Increase in revenue share is on account of increase of ₹56 million ($0.86 million) in the revenue share payable to DOT on account of increase in licensed Revenues.

Cost of Goods sold consists of cost of Hardware and Software and integration services. Cost of Hardware and Software sold increased by ₹796 million ($12.28 million). The same being on account of increase in projects in Technology Integration business by ₹876 million ($13.51 million) which is partially offset by decrease in cost related to one time sales by ₹80 million ($1.23 million)

Direct Resource costs comprises the cost of resources deployed on the Network Infrastructure Delivery (Part of Telecom service), and resources involved in delivery of applications integration services, cost of billable resources of e Learning (Part of Applications Integration services) and Infrastructure Managed services (Part of Cloud and Managed Services). Increase in resources costs of ₹62 million ($0.96 million) is primarily on account of increase of (i) ₹109 million ($1.68 million) increase in delivery telecom services, (ii) Applications Integration Services by ₹7 million ($0.11 million), (iii) Technology Integration Services by ₹10 million ($0.15 million) and (iv) DC services increase by ₹1 million ($0.02 million) on account of increase in number of employees. (v) The above increase is partially offset by decrease of ₹63 million ($0.97 million) in resource cost of Managed Services Delivery (Part of Cloud and Managed services) due to decrease in number of employees in Infrastructure managed services due to customer churn.

Power cost comprises of electricity charges incurred for our Data Center operations. Power cost increased by ₹209 million ($3.22 million) due to increase in occupancy of Rabale DC and also increase in consumption in existing Data Centers and increased power tariff.

Other direct cost, comprises Link implementation and maintenance charges pertaining to Telecom services, direct cost of Applications Integration services business containing Online Exams, digital certificate platform, content costs and subject matter experts for international businesses. The increase in other direct costs of ₹1,389 million ($21.42 million) is primarily on account of increase of (i) ₹1,071 million ($16.51 million) in applications integrations services on account of operating cost of online assessment due to new customer engagements with higher volumes (ii) ₹105 million ($1.62 million) on account of operating costs of cloud and managed services and. (iii) Increase of ₹182 million ($2.81 million) on account of link maintenance charges, (iii) Increase of ₹7 million ($0.10 million) on account of Data Center new contract executions.

Selling, General and Administrative expenses

Selling, General and Administrative expenses of the Company by nature of expenses are set forth as follows:

	2016-17	2015-16	Increase/ (decrease)	% change
Operating costs	980	861	119	14%
Selling and Marketing Expenses	136	136	-	-%
Associate Expenses	1549	1,308	241	18%
Other Indirect expenses	940	986	(46)	-5%
Allowance for doubtful receivables/advances	386	182	204	112%
Net Forex Loss	-	6	(6)	-100%
Total	3,991	3,479	512	15%

Operating costs includes rental, repairs and maintenance charges of our network operating centers, base stations and other co-location sites including the rent and maintenance for our Data Centers. Operating costs increased by ₹119 million ($1.84 million) primarily on account of increase in repairs and maintenance and network operating cost.

Selling and Marketing expenses consist of, selling commission payable to sales partners, incentive to salesmen and, marketing and promotion costs. The Selling and Marketing expenses were flat when compared to previous year.

Associate expenses consists of cost of the employees who are part of the Sales and marketing, Business development, General management and support services. Associate expenses increased by ₹241 million ($3.72 million) between two periods due to increase in headcounts and regular Increments.

Other indirect expense consists of, rental and electricity cost of office, travel cost, legal charges, professional charges, communication and others. During the year Other Indirect costs have decreased by ₹46 million ($0.71 million)

Allowance for doubtful receivables/advances consists of the charge on account of the provisions created during the year against doubtful receivables/advances. Allowance for doubtful receivables/advances increased by ₹204 million ($3.15 million) between two periods.

Depreciation and amortization

Depreciation and amortization is set forth in the table below:

	2016 -17	2015 -16	Increase/ (Decrease)	% Change
Depreciation and amortization	1,759	1,598	161	10%
As a percentage of carrying value	24.49%	23.04%

As the business is continuing to expand, the amount of depreciation is increasing on account of constructing and deploying new facilities by the Company. Increase in depreciation is primarily on account of expansion of existing Data Center at Rabale, during fiscal 2017.

Profit from operating activities

	2016 -17	2015 -16	Increase/ (Decrease)	% Change
Operating profit	958	959	(1)	-0.1%
As a percentage of revenue	5.20%	6.38%

The operating profit as a percentage of revenue has decreased due to percentage increase in cost of goods sold partially offset by percentage decrease in selling and distribution expenses and depreciation and amortization expense as explained above.

Finance income/expense

	2016 -17	2015 -16	Increase/ (Decrease)	% Change
Finance income	123	45	78	173%
Finance expense	(437)	(565)	(128)	-23%
Net finance income/expense	(314)	(520)	(206)	-40%

Finance income: The finance income primarily consists of interest received from bank deposits of ₹27 million ($0.42 million), and interest income on other deposits of ₹96 million ($1.48 million). The interest received from bank decreased by ₹2 million ($0.03 million) from last year, and interest income on other deposits increased by ₹78 million ($1.22 million) on account of interest on income tax refund received during current year amounting to ₹ 82 million ($ 1.26 million).

Finance expense: The finance expense primarily consists of ₹88 million ($1.36 million) of interest expense on leases, ₹255 million ($3.93 million) of interest paid on borrowings and ₹94 million ($1.45 million) of other borrowing costs paid in respect of utilization of non-fund facilities from the banks and other processing charges.

The decrease in finance expense is on account of the fact that during previous year exchange loss amounting to ₹ 66 million ($1.02 million) on foreign currency loans was classified as interest costs. During current year there is net exchange gain on foreign currency loans. Also, during previous year an amount of ₹17 million ($0.26 million) was recognized as finance expense arising on account of loss on cross currency and interest rate swap transactions. During current year there is net gain on such transactions amounting to ₹ 4 million ($0.06 million). Further, decrease in finance expenses being on account of reduction in interest rates and repayment of loans and leases during current year.

Net Profit

	2016-17	2015-16	Increase/ (Decrease)	% Change
Net Profit	642	438	204	47%
As a percentage of revenue	3.48%	2.92%

The increase in the net profit during the year 2016-17 is mainly attributable to reduction in net finance costs as explained above.

Results of year ended March 31, 2016 compared to year ended March 31, 2015

Revenues

The growth in our revenues in fiscal 2016 from fiscal 2015 is given below

	2015 – 16	2014-15	Increase/ (decrease)	% Change

Revenues	15,035	12,865	2,170	17%

Year 2015-16 had a 17% growth with an increase in revenues of ₹ 2,170 million ($32.71 million) contributed largely by Telecom Services with a revenue growth of ₹1,088 million ($16.4 million), Technology Integration services with ₹650 million ($9.81 million), Data Center Services with ₹247 million ($3.72 million) and Cloud and Managed Services with ₹319 million ($4.80 million). The increase is offset by decrease in revenue from Applications Integration Services by ₹134 million ($2.03 million).

The revenue by operating segments is as follows:

	Revenue		Percentage of revenue		Growth %
	2015-16	2014-15	2015-16	2014-15
Telecom Services	9,549	8,461	64%	66%	13%
Data Center Services	1,523	1,276	10%	10%	19%
Cloud and Managed Services	941	622	6%	5%	51%
Technology Integration Services	1,706	1,056	11%	8%	62%
Applications Integration Services	1,316	1,450	9%	11%	-9%
Total	15,035	12,865	100%	100%	17%

Revenue from Telecom Service increased by ₹1,088 million ($16.4 million) primarily due to (i) an increase in revenue of ₹369 million ($5.6 million) from Connectivity Services, contributed by net increase in number of links by 7,264 with existing and new customer engagements, and (ii) an increase in revenue of ₹719 million ($10.8 million) in Voice Services, which is on account of an increase of` ₹739 million ($11.15 million) from ILD business, contributed by volume increase of 236 million minutes, partially offset by reduction of ₹20 million ($0.3 million) from VoIP services.

Revenue from Data Center Services increased by ₹247 million ($3.72 million) due to increase of new contracts and capacities sold from our new Data Center.

Revenue from Cloud and Managed Services increased by ₹319 million ($4.81 million), primarily on account of an increase of ₹23 million ($0.4 million) from cloud based offerings on account of new customer engagements and increase in Infrastructure managed services by ₹296 million ($4.46 million) due to increase in customer engagements.

Revenue from Technology Integration Services increased by ₹650 million ($10.04 million), on account of increase in revenues from large network integration, security services and DC build contracts by ₹650 million ($10.04 million). Digital certification services has been moved to Applications Integration Services segment in the financial year 2016-17 and hence the necessary adjustment in the comparative figures of previous year have been done.

Revenue from Applications Integration Services decreased by ₹134 million ($2.07 million). The decrease is attributable to decrease in (i) revenue by ₹64 million ($0.96 million) from SAP and App-led SI and (ii) Portals business by ₹41 million ($0.62 million) on account of decrease in customer engagements. (iii) Online Assessment services by ₹5 million ($0.07 million) (iv) Digital certification services revenue decreased by ₹ 79 million ($1.19 million). The decrease is partially offset by increase in e-Learning business by ₹55 million ($0.81 million) on account of increase in customer engagements.

Other income

The change in other income is as follows:

	2015 -16	2014-15	Increase/ (decrease)	% Change
Other income	104	92	12	13%

The increase in other income is on account of increase in rental income by ₹28.3 million ($0.43 million) and a provision for expenses amounting to ₹ 49.9 million ($0.75 million) written back during current year. The increase is offset by decrease in write back of deposits/advances no longer required by ₹ 41.6 million ($ 0.63 million) and reimbursements of investor related expense to our ADS programs by ₹ 25 million ($ 0.38 million).

Cost of goods sold and services rendered (COGS)

Our cost of goods sold and services rendered in each of the business segment is set forth in the following table:

	2015-16	2014-15	Increase/ (decrease)	% change
Telecom Services	6,031	5,055	976	19%
Data Center Services	817	729	88	12%
Cloud and Managed Services	341	223	118	53%
Technology Integration Services	1,201	972	229	24%
Applications Integration Services	714	748	(34)	-5%
Total	9,104	7,727	1,377	18%

The cost of goods sold has increased by 18% on overall basis and the movement in COGS by nature of expense is explained in detail below:

	2015-16	2014-15	Increase/ (decrease)	% change
Network Costs	5,165	4,124	1,041	25%
License fees (revenue share)	463	409	54	13%
Cost of goods sold	1,271	1,325	(54)	-4%
- Sale of products	815	740	75	10%
- Integration services	456	585	(129)	-22%
Direct Resources costs	862	714	148	21%
Power costs	775	644	131	20%
Other direct costs	568	511	57	11%
Total	9,104	7,727	1,377	18%

Network costs comprises cost of Bandwidth leased out from TELCOS, Inter connect charges and IP termination costs payable to carriers. Increase in Network costs of ₹1,041 million ($15.69 million) is due to (i) ₹212 million ($3.2 million) increase in Bandwidth costs incurred on account of capacity upgrades and newer links and (ii) ₹829 million ($12.5 million) of Inter connect charges due to the increase of 236 million minutes in the volume of International Long distance.

License fees (Revenue share) cost comprises revenue share payable to DOT on licensed services. Increase in revenue share is on account of increase of ₹54 million ($0.8 million) in the revenue share payable to DOT on account of increase in licensed Revenues.

Cost of Goods sold consists of cost of Hardware and Software and integration services. Cost of Hardware and Software sold decreased by ₹54 million ($0.8 million). The same being on account of decrease in projects in Technology Integration business by ₹129 million ($1.9 million) which is partially offset by increase in cost related to one time sales by ₹75 million ($1.1 million)

Direct Resource costs comprises the cost of resources deployed on the Network Infrastructure Delivery (Part of Telecom service), and resources involved in delivery of applications integration services, cost of billable resources of e Learning (Part of Applications Integration services) and Infrastructure Managed services (Part of Cloud and Managed Services). Increase in resources costs of ₹148 million ($2.2 million) is primarily on account of increase of (i) ₹70 million ($1.06 million) increase in delivery telecom services, (ii) Applications Integration Services by ₹33 million ($0.50 million) (iii) ₹28 million ($0.42 million) in resource cost of Managed Services Delivery (Part of Cloud and Managed services), (iv) Technology Integration Services by ₹14 million ($0.21 million) and (v) DC services increase by ₹3 million ($0.05 million) on account of increase in number of employees.

Power cost comprises of electricity charges incurred for our Data Center operations. Power cost increased by ₹131 million ($2 million) due to increase in occupancy of Noida DC and also increase in consumption in existing Data Centers and increased power tariff.

Other direct cost, comprises Link implementation and maintenance charges pertaining to Telecom services, direct cost of Applications Integration services business, digital certificate platform, content costs and subject matter experts for international businesses. The increase in other direct costs of ₹57 million ($0.9 million) is primarily on account of increase of (i) ₹17 million ($0.3 million) in applications integrations services on account of operating cost of online assessment and cost of delivering large projects (ii) ₹72 million ($1.1 million) on account of operating costs of cloud and managed services and. (iii) decrease of ₹32 million ($0.5 million) on account of lower link maintenance charges.

Selling, General and Administrative expenses

Selling, General and Administrative expenses of the Company by nature of expenses are set forth as follows:

	2015-16	2014-15	Increase/ (decrease)	% change
Operating costs	861	869	(8)	-1%
Selling and Marketing Expenses	136	103	33	32%
Associate Expenses	1,308	974	334	34%
Other Indirect expenses	986	922	64	7%
Allowance for doubtful receivables/advances	182	261	(79)	-30%
Net forex loss	6	3	3	100%
Total	3,479	3,132	347	11%

Operating costs includes rental, repairs and maintenance charges of our network operating centers, base stations and other co-location sites including the rent and maintenance for our Data Centers. Operating costs decreased by ₹8 million ($0.12 million) primarily on account of decrease in repairs and maintenance and network operating cost.

Selling and Marketing expenses consist of, selling commission payable to sales partners, incentive to salesmen and, marketing and promotion costs. The increase in Selling and Marketing expenses is on account of increase in marketing spend.

Associate expenses consists of cost of the employees who are part of the Sales and marketing, Business development, General management and support services. Associate expenses increased by ₹334 million ($5.04 million) between two periods due to increase in headcount.

Other indirect expense consists of, rental and electricity cost of office, travel cost, legal charges, professional charges, communication and others.

Allowance for doubtful receivables/advances consists of the charge on account of the provisions created during the year against doubtful receivables/advances. Allowance for doubtful receivables/advances decreased by ₹79 million ($1.19 million) between two periods primarily on account of reduction in provision for doubtful advances.

Depreciation and amortization

Depreciation and amortization is set forth in the table below:

	2015 -16	2014-15	Increase/ (Decrease)	% Change
Depreciation and amortization	1,598	1,272	326	26%
As a percentage of carrying value	23.04%	19.43%

As the business is continuing to expand, the amount of depreciation is increasing on account of constructing and deploying new facilities by the Company. Increase in depreciation is primarily on account of leased assets taken for customer specific contracts by ₹ 148 million ($2.2 million) and ₹ 103 million ($1.6 million) on account of commissioning of new Data Center at Rabale, during the fiscal 2016.

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

Finance income: The finance income primarily consists of interest received from bank deposits of ₹28 million ($0.42 million), and interest income on other deposits of ₹17 million ($0.26 million). The interest received from bank decreased by ₹4 million ($0.06 million) from last year, and interest income on other deposits decreased by ₹12 million ($0.18 million) on account of income tax refund received during previous year amounting to ₹ 5 million ($ 0.76 million) and decrease in interest collected on deposits with third parties by ₹ 7 million ($ 0.11 million) due to refund of deposits during current year.

Finance expense: The finance expense primarily consists of ₹126 million ($1.9 million) of interest expense on leases, ₹86 million ($1.29 million) of interest paid on term loans from banks, ₹127 million ($1.91 million) of interest paid on fund based working capital facilities from banks, ₹17 million ($0.26 million) interest expense arising on account of loss on cross currency and interest rate swap transactions, ₹ 83 million ($1.25 million) interest paid to other financial institutions and ₹126 million ($1.9 million) of other borrowing costs paid in respect of utilization of non-fund facilities from the banks and other processing charges.

The company has raised new foreign currency term loans from banks amounting to ₹601 million ($9.06 million) during the current year and working capital loans increased by ₹ 194 million ($2.92 million) over fiscal 2015, resulting in increase in interest expense.

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

The following table summarises our cash flows for periods presented:

	2017	2016	2015	2017
	₹ In million	₹ In million	₹ in million	US $ in million
Net cash from / (used in) operating activities	1,748	2,442	1,557	27
Net cash from / (used in) investing activities	(1,610)	(1,566)	(867)	(25)
Net cash from / (used in) financing activities	(257)	(580)	(598)	(4)
Effect of exchange rate changes on cash and cash equivalents	(4)	-	(4)	-
Net increase / (decrease) in cash and cash equivalents	(119)	296	92	(2)

As of March 31, 2017, 2016 and 2015 we had working capital of ₹ 701 million, ₹ 1,047 million, ₹ 1,033 million which includes cash and cash equivalents of ₹ 893 million, ₹ 1,016 million and ₹ 721 million. Our working capital net of cash and cash equivalents is ₹ 192 million (negative), ₹ 31 million, ₹ 312 million as of March 31, 2017, 2016 and 2015. We believe that cash from operations, existing lines of credit and capital availability from promotor group, we have sufficient resources to meet our liquidity requirements.

Our short term borrowings to finance working capital requirements are primarily financed by cash credit facilities with banks. Borrowings for capital expenditures are financed through capital leases and long term loans. We have foreign currency demand loans and cross currency swap for our term loan in Indian Rupee, which carry lower interest rates compared to loans in Indian currency but are subject to exchange fluctuations, due to which there could be an adverse impact on cash outflows.

On October 22 2010, the company entered into a subscription agreement with Mr Ananda Raju Vegesna, acting as representative (the “Representative”) of the purchasers in connection with the offering. Pursuant to the terms of this subscription agreement, the company issued and allotted 125,000,000 equity shares to an entity affiliated and controlled by Mr. Raju Vegesna, our CEO, Chairman and Managing Director. In accordance with Indian law, the purchase price is to be paid at such time as determined by Board of Directors of the company. During the fiscal year 2017 and 2014, the Company has received an aggregate of ₹ 300 million each year, in connection with this private placement, resulting in an aggregate of ₹ 3,100 million received till date. Although all 125,000,000 shares are deemed issued and outstanding, the unpaid portion of the equity shares issued pursuant to the subscription agreement do not have any voting rights and are not entitled to dividends, if declared. As of the date of this Report, Mr. Vegesna has paid for 77.50% of the shares of the subscription. The balance of the proceeds from the allotment of the equity shares to our promoter group, or ₹ 900 million, will take place in tranches as per the amended subscription agreement and the Board of Directors assessment from time to time of the Company’s capital requirements, as regards both timing and amount. See note 37 in the notes to the financial statements included in this Annual Report.

We have borrowings of ₹ 4,921 million as of March 31, 2017 out of which ₹ 4,009 million will be repaid within a period of 12 months. Interest outflow on existing borrowings for next year is expected to be ₹ 321 million. We have utilized working capital facility of ₹ 1,950 million out of limit of ₹ 2,000 million during fiscal 2017. We have unutilized non fund limit of ₹ 494 million as of March 31, 2017.

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

Cash and cash equivalents:

Cash and cash equivalents comprise of ₹ 1,434 million, ₹ 1,123 million, ₹ 865 million, in bank accounts and ₹ 449 million, ₹ 613 million, ₹ 611 million in the form of bank deposits as on March 31, 2017, 2016, 2015 out of which cash deposits in the form of margin money is restricted for use by us amounting to ₹ 263 million, ₹ 345 million, ₹ 248 million. Balances in foreign currency amount to ₹336 million, ₹ 285 million, ₹341 million as of March 31, 2017, 2016 and 2015.

Net cash generated from operating activities for the year ended March 31, 2017 was ₹ 1,748 million ($ 26.96 million). This is mainly attributable to cash generated during the year before changes in working capital ₹ 3,064 million ($ 47.25 million), increase in trade and other payables by ₹1,379 million ($ 21.27 million), increase in employee benefits ₹27 million ($ 0.42 million) and increase in deferred revenue by ₹173 million ($ 2.67 million) on account of increase in advance billing in long term projects and partially offset by increase in trade and other receivables by ₹ 1,844 million ($ 28.43 million), increase in inventories by ₹ 441 million ($ 6.80 million), other assets by ₹ 618 million ($ 9.53 million).

Net cash generated from operating activities for the year ended March 31, 2016 was ₹ 2,442 million ($ 36.81 million). This is mainly attributable to cash generated during the year before changes in working capital ₹ 2,785 million ($ 41.99 million), increase in trade and other payables by ₹1,347 million ($ 20.31 million), increase in employee benefits and other assets by ₹ 36 million ($ 0.54 million) and increase in deferred revenue by ₹220 million ($ 3.32 million) on account of increase in advance billing in long term projects and partially offset by increase in trade and other receivables by ₹ 946 million ($ 14.26 million), increase in inventories by ₹ 508 million ($ 7.66 million).

Net cash generated from operating activities for the year ended March 31, 2015 was ₹1,557 million ($ 24.87 million). This is mainly attributable to cash generated during the year before changes in working capital ₹ 2,399 million ($ 38.17 million) increase in trade and other payables by ₹660 million ($ 10.5 million), and increase in deferred revenue of ₹247 million ($ 3.9 million) on account of increase in advance billing in long term projects and partially offset by increase in trade and other receivables by ₹ 1,157 million ($ 18.48 million), increase in other assets by ₹273 million ($ 4.3 million) .

Net cash used in investing activities for the year ended March 31, 2017 was ₹ 1,610 million ($ 24.83 million) primarily on account of additional expenditure on Data Center in Rabale, upgradation of network backbone and investment in corporate debt securities.

Net cash used in investing activities for the year ended March 31, 2016 was ₹ 1,566 million ($ 23.61 million) primarily on account of additional expenditure on Data Center in Rabale.

Net cash used in investing activities for the year ended March 31, 2015 was ₹867 million ($ 13.8 million) primarily on account of additional expenditure on Data Center in Rabale. Also ISP license fee for unified license for a period of 20 years amounting to ₹23 million ($ 0.37 million) was spent during the year.

Net cash used in financing activities for fiscal year 2017 was ₹ 257 million ($ 3.96 million). The increase is mainly due to repayment of lease liabilities of ₹603 million ($ 9.30 million) and finance expenses paid amounting to ₹427 million ($ 6.59 million). Also, dividend of ₹170 million ($ 2.62 million) was paid during the year. The increase is partially offset by borrowings amounting ₹643 million ($ 9.92 million) and call money on shares amounting to ₹300 million ($ 4.63 million) received during the year.

Net cash used in financing activities for fiscal year 2016 was ₹ 580 million ($ 8.75 million). The increase is mainly due to repayment of lease liabilities of ₹543 million ($ 8.20 million) and finance expenses paid amounting to ₹568 million ($ 8.56 million). Also dividend of ₹170 million ($ 2.56 million) was paid during the year. The increase is partially offset by borrowings amounting ₹701 million ($ 10.57 million) during the year.

Net cash used in financing activities for fiscal year 2015 was ₹598 million ($ 9.5 million). The increase is mainly due to repayment of lease liabilities of ₹568 million ($ 9 million), also increase in finance expenses by ₹508 million ($ 8.1 million). Also dividend of ₹160 million ($ 2.5 million) was paid during the year.

Capital expenditure

We incurred ₹ 1,940 million (US$ 29.92 million) towards capital expenditure for the year ended March 31, 2017. We expect further capital expenditure to be incurred during the fiscal year 2018 to strengthen our infrastructure capabilities. The capital expenditure was funded out of internal accruals, bank borrowings and finance leasing arrangements. Also refer to section “Principal Capital Expenditures” under Item 4 for capital commitments as on March 31, 2017.

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

Contractual obligations

Set forth below are our contractual obligations as of March 31, 2017:

Payments due by period (₹ 000s)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long Term Debt Obligations	1,980,866	1,004,493	810,682	165,691	-
Short Term Borrowings	2,637,131	2,637,131	-	-	-
Finance Lease Obligations	577,646	367,620	210,026	-	-
Non-cancellable Operating Lease obligations	1,102,328	111,469	224,716	252,725	513,418
Purchase Obligations	1,044,509	1,044,509	-	-	-

Total	7,342,480	5,165,222	1,245,424	418,416	513,418

Recent Accounting Pronouncements

(i)	IFRS 15 Revenue from Contracts with Customers: In May 2014, the International Accounting Standards Board (IASB) issued IFRS 15, Revenue from Contracts with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The standard permits the use of either the retrospective or cumulative effect transition method. The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2018, though early adoption is permitted. The entity has not yet evaluated the impact of IFRS 15 on the consolidated financial statements.

(ii)	IFRS 16 leases: IFRS 16 on lease was issued on January 13, 2016 and is effective from the year January 1, 2019. The standard replaces all existing lease accounting requirements and represents a significant change in accounting and reporting of leases, with more assets and liabilities to be reported on the Statement of Financial Position and a different recognition of lease costs.

The Group is currently evaluating the effect of the standard on the consolidated financial statements.

(iii)	IFRIC 22 Foreign currency transactions and advance consideration: IFRIC 22 was issued on December 8, 2016 which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when an entity has received or paid advance consideration in a foreign currency. The effective date for adoption of IFRIC 22 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted. The Group is currently evaluating the effect of the same on the consolidated financial statements.

(iv)	IFRIC 23 Uncertainty over income tax treatments: IFRIC 23 was issued on June 7, 2017 to clarify the accounting for uncertainties in income taxes. The effective date for adoption of IFRIC 23 is annual reporting periods beginning on or after January 1, 2019, though early adoption is permitted. The Group is currently evaluating the effect of the same on the consolidated financial statements.

(v)	Amendments to IAS 7, Statement of cash flows: In January 2016, the International Accounting Standards Board issued the amendments to IAS 7, requiring the entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes, suggesting inclusion of a reconciliation between the opening and closing balances in the balance sheet for liabilities arising from financing activities, to meet the disclosure requirement. The effective date for adoption of the amendments to IAS 7 is annual reporting periods beginning on or after January 1, 2017, though early adoption is permitted. The Group has evaluated the disclosure requirements of the amendment and the effect on the consolidated financial statements is not expected to be material.

(vi)	Amendments to IFRS 2, Share-based payment: In June 2016, the International Accounting Standards Board issued the amendments to IFRS 2, providing specific guidance for measurement of cash-settled awards, modification of cash-settled awards and awards that include a net settlement feature in respect of withholding taxes. It clarifies that the fair value of cash-settled awards is determined on a basis consistent with that used for equity-settled awards. Market-based performance conditions and non-vesting conditions are reflected in the ‘fair values’, but non-market performance conditions and service vesting conditions are reflected in the estimate of the number of awards expected to vest. Also, the amendment clarifies that if the terms and conditions of a cash-settled share-based payment transaction are modified with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as such from the date of the modification. Further, the amendment requires the award that includes a net settlement feature in respect of withholding taxes to be treated as equity-settled in its entirety. The cash payment to the tax authority is treated as if it was part of an equity settlement. The effective date for adoption of the amendments to IFRS 2 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted. The Group is evaluating the requirements of the amendment and the impact on the consolidated financial statements.

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

Revenue from Telecom services includes Data network services and Voice services. Telecom services primarily include revenue from connectivity services, NLD/ILD services and to a lesser extent, revenues from the installation of connectivity links. The Company provides connectivity for a fixed period of time at a fixed rate regardless of usage.  The revenue attributable to connectivity services is recognized rateably over the period of the contract. The revenue attributable to the installation of the link is recognised on completion of the installation work. The Group provides NLD (National Long Distance) and ILD (International Long Distance) services through Company’s network.  The Group carries voice traffic, both national and international, using the network back-bone and delivers voice traffic to Inter-connect Operators.  Revenue is recognized based upon metered call units of voice traffic terminated on the Company’s network.

(ii)	Data Center Services:

Revenues from DC services consists of hosting and power charges. Data Center services primarily include revenue from co-location of racks, caged racks and on usage of power from large contracts. The contracts are mainly for a fixed rate for a period of time and are recognised over the period during which the service is provided.

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

Revenue from Technology Integration Services includes system integration services, revenue from construction of Data Centers, network services, security solutions and to a lesser extent, revenue from hardware and software.

Revenue from construction contracts represents revenue from construction of Data Centers to the specific needs and design of the customer. Such contract revenue includes the initial amount agreed in the contract plus any variations in contract work, claims and incentive payments, to the extent that it is probable that they will result in revenue and can be measured reliably. As soon as the outcome of a construction contract can be estimated reliably, contract revenue is recognised in profit or loss in proportion to the stage of completion of the contract. Contract expenses are recognised as incurred unless they create an asset related to future contract activity. The stage of completion is assessed by reference to the cost incurred till date to the total estimated costs. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred that are likely to be recoverable. An expected loss on a contract is recognised immediately in the statement of profit or loss.

(v)	Applications Integration Services:

Revenue from Applications Integration services includes online assessment, document management services, web development, mailing solutions, supply chain software, digital certificate based authentication services and e-learning software development services. E-learning software development services consists of structuring of content, developing modules, delivery and training users in the modules developed. Revenue from Applications Integration Services is recognised based on percentage of completion method. Percentage completion is measured based on the amount of time/effort spent on a project. Revenue in relation to ‘time’ is measured as the agreed rate per unit of time multiplied by the units of time expended. The element of revenue related to materials is measured in accordance with the terms of the contract.

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

Item 6. Directors, Senior Management and Employees

Directors and Executive Officers

The following table sets forth the name, age and position of each director and senior management executive officer of our Company as of March 31, 2017:

Name	Age	Designation
Raju Vegesna (4)	57	CEO, Chairman & Managing Director
Ananda Raju Vegesna (2) (4) (5)	57	Executive Director
C B Mouli (1)	70	Director, Chairman & Financial Expert of Audit Committee
S K Rao (1) (2) (3) (5)	73	Director
T H Chowdary (2) (3) (5)	85	Director & Chairman of Compensation & Nominating Committees
Vegesna Bala Saraswathi	53	Director
C E S Azariah (1) (2) (3) (4) (5)	69	Director
Kamal Nath	52	Chief Executive Officer - Sify Technologies Limited, India
M P Vijay Kumar	47	Chief Financial Officer
C R Rao	57	Chief Operating Officer

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating Committee.

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

Ms Vegesna Bala Saraswathi, spouse of Mr Raju Vegesna, CEO, Chairman and Managing Director, served as Director of our Company since July 2015. Ms Vegesna Bala Saraswathi is a Commerce Graduate, Associate Course Work in Computer Skills (US) and Associate Course Work in US Federal and State Taxes (US).

C E S Azariah has served as a Director of our Company since March 2013. Prior to joining the Company, he served as CEO of Fixed Income Money Market and Derivatives Association of India (FIMMDA). He has vast experience of more than 35 years in different segments of operations in State Bank of India and retired as Chief General Manager.

Kamal Nath has served as the Chief Executive Officer of Sify Technologies Limited, India, since August 2012. He is a Graduate in Electronics & Communications from BIT, Sindri. He has an overall experience of 27 years in reputed organizations. Prior to joining Sify, he was with HCL Technologies Limited, a major IT company, responsible for the Infrastructure Services Division. He was with Larsen & Toubro Limited and Uptron India Limited in the early part of his career. He is responsible for the business operations in India.

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

C R Rao, the Chief Operating Officer, has served as Vice President - Head HR & Administration since March 2009. He is a Graduate in Commerce and Law and also holds an MBA.  He comes with an overall experience of 27 years with around 16 years of rich experience in Strategic Planning and Operations Management.  Prior to joining Sify, he was with GSA Lufthansa as Vice President, responsible for Tamil Nadu and Andhra Pradesh.  His key responsibilities included Strategic Planning, Business Development, Sales and Marketing for the Cargo division.

Infinity Capital Ventures, LP beneficially owned 7.79 % of our equity shares as of March 31, 2017. This shareholder is a party to the Subscription Agreement dated November 10, 2005 with our Company. The Subscription Agreement provides that, among other things, the Company shall appoint Mr Raju Vegesna as the Chairman of the Board of Directors, Infinity Capital shall also nominate another person to the Board of Directors and so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital. In November 2005, Mr Raju Vegesna, a nominee of Infinity Capital Ventures, LP, was appointed as Chairman of our Board of Directors. In February 2006, the Company also appointed Mr. P S Raju as the second nominee of Infinity Capital to the Board of Directors. Consequent to the resignation of Mr P S Raju, as a Director effective May 31, 2015, Ms Vegesna Bala Saraswathi was appointed as an additional Director effective July 22, 2015 of our Company as a Nominee. Further, she was elected by shareholders as a Director at the Annual General Meeting held on July 4, 2016. She retires by rotation at the ensuing Annual General Meeting scheduled on July 6, 2017 and is eligible for re-election.

Infinity Satcom Universal Private Limited beneficially owned 8.14% of our equity shares as of March 31, 2017. Mr Ananda Raju Vegesna, Executive Director of the Company and brother of Mr Raju Vegesna, is the Director of Infinity Satcom. Infinity Satcom is presently controlled by Mr Raju Vegesna.

Director Compensation

Our Articles of Association provide that each of our directors may receive a sitting fee not exceeding the maximum limits prescribed under the provisions of the Indian Companies Act, 2013. Accordingly, our Directors, other than the Chairman and Managing Director and Executive Director, have been receiving ₹ 20,000 for each committee meeting and ₹ 50,000 for each Board meeting attended by them.

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

Officer Compensation

The following table sets forth all compensation paid by us during the fiscal year ended March 31, 2017 to our executive officers:

	Summary Compensation Table (₹in million)
Name	Salary(1)	Bonus
		(Performance based incentive)
Kamal Nath	13.92	1.78
Ravi Shelvankar (2)	0.74	-
M P Vijay Kumar	11.83	1.13
C R Rao	11.18	1.13

(1)	Includes provident fund contributions.
(2)	Resigned from the services of the Company effective April 9, 2016.

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

The Directors (who are not executive officers) are not entitled for any remuneration including any pension, retirement or similar benefit schemes.

The details of our contribution to provident fund in respect of the executive officers are set out below:

Name	₹ in million
Kamal Nath	0.67
M P Vijay Kumar	0.50
C R Rao	0.47

Gratuity expense is determined at an overall Company level based on an actuarial valuation performed by an independent actuary. Thus, the cost for the year ended March 31, 2017 in respect of gratuity and compensated absences towards executive officers of the Company was not separately determined. Gratuity cost relating to such executive officers is not estimated to be material.

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

We have provided for ₹ 79.45 million ($1.23 million) towards bonus payable for the year ended March 31, 2017 to employees including executive officers who have achieved the KRAs and KPIs.

Total of 1.65 million options were allotted to executive officers as part of ASOP 2014 plan during fiscal 2015. No such options were allotted to executive officers during fiscal 2016 and 2017. Related charge for the fiscal 2017 amounted to ₹3.75 million ($0.06 million).

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

Term of Directors

Mr Raju Vegesna, CEO, Chairman & Managing Director	Appointed as Chairman & Managing Director for a period of five years effective July 18, 2009. Pursuant to the recommendation of the Nomination & Remuneration Committee and the Board, he was reappointed as the Chairman & Managing Director for a further period of five years effective July 18, 2014 and the same was approved by the shareholders of the Company at the Annual General Meeting held on July 28, 2014. The Ministry of Corporate Affairs, Government of India also approved the same. As per Articles of Association of the Company, he is not required to retire by rotation and hence shall hold office for the full term.
Mr Ananda Raju Vegesna, Executive Director	Appointed as Executive Director for a period of five years effective June 22, 2010. Pursuant to the recommendation of the Nomination & Remuneration Committee and the Board, Mr Ananda Raju Vegesna was reappointed as the Executive Director for a further period of five years effective June 22, 2015 which was approved by the shareholders at the Annual General Meeting held on June 18, 2015.
Dr T H Chowdary, Chairman of Compensation and Nominating Committees	Appointed as a Director in February 1996. As per the Indian Companies Act, 2013, he was appointed as an Independent Director for a term of five consecutive years from the conclusion of the Eighteenth Annual General Meeting held on July 28, 2014.
Dr S K Rao	Appointed as a Director in July 2005. As per the Indian Companies Act, 2013, he was appointed as an Independent Director for a term of five consecutive years from the conclusion of the Eighteenth Annual General Meeting held on July 28, 2014.
Ms Vegesna Bala Saraswathi	Appointed as an Additional Director in July 2015. As per the Indian Companies Act, 2013, she was elected by the shareholders at the Annual General Meeting held on July 4, 2016. Further, as per the Act, she retires by rotation at the ensuing Annual General Meeting scheduled on July 6, 2017 and is eligible for re-election
Mr C B Mouli, Chairman and Financial Expert of Audit Committee	Appointed as a Director in July 2005. As per the Indian Companies Act, 2013, he was appointed as an Independent Director for a term of five consecutive years from the conclusion of the Eighteenth Annual General Meeting held on July 28, 2014.
Mr C E S Azariah	Appointed as a Director by the Board of Directors in March 2013. As per the Indian Companies Act, 2013, he was appointed as an Independent Director for a term of five consecutive years from the conclusion of the Eighteenth Annual General Meeting held on July 28, 2014.

The Company has service contracts with Mr. Raju Vegesna, CEO, Chairman and Managing Director. The service contracts with Mr. Raju Vegesna do not provide for any remuneration or benefits either during or upon termination of employment.

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

The Audit Committee held five meetings in person during fiscal year 2016-17.

The Audit Committee has adopted a Charter and it is reviewed annually.

Compensation Committee

Our Compensation Committee consists of one executive and three independent directors as determined under applicable NASDAQ rules, and consists of:

(i)	Dr T H Chowdary;

(ii)	Dr S K Rao;

(iii)	Mr C E S Azariah and

(iv)	Mr Ananda Raju Vegesna

The Compensation Committee of the Board of Directors determines the salaries, benefits and stock option grants for our employees, consultants, directors and other individuals compensated by our Company. The Compensation Committee also administers our compensation plans. The Compensation Committee has adopted a Charter, which is reviewed annually.

The Compensation Committee held four meetings in person during fiscal 2016-17.

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

For the financial year 2016-17, the company has spent ₹ 8.39 million in pursuance of its Corporate Social Responsibility Policy in the following manner:

1.	Contribution to the Hospital for the Disabled: the Company has contributed ₹ 7.0 million to Sri Venkateswara Institute of Research and Rehabilitation for the Disabled Trust, Dwarakha, Tirumala Hospital for the disabled which runs by the Trust.

2.	Contribution towards promoting Education: the Company has contributed ₹ 0.34 million towards promotion of education.

3.	Contribution towards Sports: The Company has spent a sum of ₹ 1.05 million towards sports meets for the disabled.

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

On July 22, 2015, the Nominating Committee has reviewed and recommended the appointment of Ms Vegesna Bala Saraswathi as an additional Director of the Company who holds office upto the Annual General Meeting. Further, she was elected by shareholders as a Director at the Annual General Meeting held on July 4, 2016, who retires by rotation at the ensuing Annual General Meeting to be held on July 6, 2017 and is eligible for re-election.

The Nominations Committee has adopted a charter.

Employees

As of March 31, 2017, we had 2,318 employees, compared with 2,175 as of March 31, 2016. Of our current employees, 110 are administrative, 390 form our sales and marketing, 37 are in product and content development, 1,712 are dedicated to technology and technical support, and 69 are in business process and customer care. None of our employees are represented by a union. We believe that our relationship with our employees is good.

Stock Ownership

The following table sets forth information with respect to the beneficial ownership of our equity shares as of May 31, 2017 by each director and our senior management executives. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

Equity Shares Beneficially Owned
Beneficial Owner	Number	Percent
Raju Vegesna *	154,053,326	86.29%
Ananda Raju Vegesna	-	-
Vegesna Bala Saraswathi	-	-
T. H. Chowdary	-	-
C B Mouli	-	-
S K Rao	-	-
C E S Azariah	-	-

All 125,000,000 shares allotted to Mr. Vegesna and his affiliated entities, as all shares are issued and outstanding. However, pursuant to Indian law, Mr. Vegesna does not have full voting power for the shares until such shares have been fully paid. As of March 31, 2017, the entities affiliated with Mr. Vegesna had paid for 77.5% of the shares sold pursuant to the subscription agreement described elsewhere in this form, and his beneficial ownership is approximately 83.70%. As only 96,875,000 shares have the right to vote at this time, he may only vote those 96,875,000 shares.

The balance amount of 22.5% on the 125,000,000 shares shall be paid by the affiliated entities of Mr Vegesna as and when the same is called by the Board of Directors of the Company based on the fund requirements of the Company. When such shares are fully paid, Mr Vegesna shall have full voting rights on the 125,000,000 shares.

* Other than the above, none of the Directors or Executive Officers of the Company holds any shares in the Company.

Associate Stock Option Plan

We have an Associate Stock Option Plan, or ASOP, which provides for the grant of options to employees of our Company. The ASOP 2014 was approved by our Board of Directors and our shareholders in July 2014 and 25,000,000 shares were reserved for issuance under the plan. This was in addition to the earlier ASOP Plans of 2000, 2002, 2005 and 2007. A total of 25 million equity shares are currently reserved for issuance under our ASOP Plans. As of March 31, 2017, we had outstanding an aggregate of 5.84 million options under our ASOP Plans with a weighted average exercise price equal to approximately ₹ 73.55 ($1.13) per equity share.

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

Associate Stock Option Plan 2014

The Company introduced a new Stock Option Plan under Associate Stock Option Plan 2014 (ASOP 2014) for granting ESOPs as Equity Shares and/or ADSs linked warrants to the eligible Associates of the Company and its Holding/Subsidiaries/Associates. For this purpose, the Company allocated 25 million Equity Shares of ₹ 10/- each under ASOP 2014. The proposal was approved by the shareholders of the Company at the Eighteenth Annual General Meeting held on July 28, 2014.

Subsequently, the Board at their meeting held on January 20, 2015 approved to grant of 5,870,800 options to 85 Associates and issued Grant Letters. Further during fiscal 2016 and 2017, the Company granted 184,300 and 525,000 options to eligible Associates.

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

Item 7. Major Shareholders and Related Party Transactions

Principal Shareholders

The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2017 by each person or group of affiliated persons who is known by us based on our review of public filings to beneficially own 5% or more of our equity shares. The table gives effect to equity shares issuable within sixty days upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares as well as the power to receive the economic benefits of ownership of securities. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned. The information below is based on a review of filings made by such persons with the SEC.

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

As of March 31, 2017, entities affiliated with our CEO, Chairman and Managing Director, Mr. Raju Vegesna, beneficially owned approximately 86.29% of our outstanding equity shares, which includes the 125,000,000 shares (partly paid with proportionate voting rights) issued in connection with the private placement described below.

	Equity Shares Beneficially owned
Shareholder	Number	Percent
Infinity Capital Ventures, LP, 11601 Wilshire Boulevard, Suite 1900, Los Angeles, CA 90025	13,902,860	7.79
Vegesna Family Trust, LP, 11601 Wilshire Boulevard, Suite 1900, Los Angeles, CA, 90025	620,466	0.35

Infinity Satcom Universal Private Limited, Visakhapatnam	14,530,000	8.14
Ramanand Core Investment Company Private Limited, Visakhapatnam*	125,000,000	70.02

* Ramanand Core Investment Company Private Limited is controlled by Raju Vegesna Infotech and Industries Private Limited, which is in turn, controlled by Infinity Satcom Universal Private Limited and therefore Infinity Satcom Universal Private Limited holds the beneficial interest in Ramanand Core Investment Company Private Limited.

Details of significant change in the percentage ownership held by the major shareholders:

Name of the shareholder	2014-15		2015-16		2016-17
	No. of shares	%	No. of shares	%	No. of shares	%
Infinity Capital Ventures, LP, USA	13,902,860	7.79	13,902,860	7.79	13,902,860	7.79
Vegesna Family Trust, USA	578,191	0.32	578,191	0.32	620,466	0.35
Infinity Satcom Universal Private Limited	14,530,000	8.14	14,530,000	8.14	14,530,000	8.14
* Raju Vegesna Infotech and Industries Private Limited	-	-	-	-	-	-
** Ramanand Core Investment Company Private Ltd.	125,000,000	70.02	125,000,000	70.02	125,000,000	70.02

* 125,000,000 shares were issued to Raju Vegesna Infotech and Industries Private Limited at a discount of 50% to the prevailing American Depositary Share market price since the allotment of shares was for unlisted Indian equity shares. The shareholders of the Company approved the unregistered offering through voting in a general meeting where the promoter group beneficially owned 86.29% of the equity shares eligible to vote in the meeting.

** Raju Vegesna Infotech and Industries Private Limited transferred its entire 125,000,000 shares to Ramanand Core Investment Company Private Ltd., its wholly owned subsidiary company.

Reference is made to note 37 to the Consolidated Financial Statement as regards the shareholding of Ramanand Core Investment Company Private Limited. As of such date, these shares are partly paid up to the extent of 77.50 % of the face value and hence carry voting rights proportionate to the paid up value of these shares. The Company has lien on these shares till such shares are fully paid up.

The Company has not issued any shares having differential voting rights and hence the Company’s major shareholders do not have differential voting rights except for proportionate voting rights on the partly paid up shares.

United States Shareholders

As of March 31, 2017, 39,000,135 of our ADSs were held in the United States and we had approximately 11,278 shareholders in the United States. Each ADS represents one equity share.

Host country Shareholders

As on March 31, 2017, 139,530,652 of our equity shares were held in India and we had 24 shareholders on record in India. Each equity share has a par value of ₹ 10/- each. Of the above, 125,000,000 shares were partly paid up to the extent of ₹ 7.75 per share.

Control of Registrant

Based on our review of filings made with the SEC, Infinity Capital Ventures, LP beneficially owned 7.79 % of our equity shares as of March 31, 2017. This shareholder is a party to the Subscription Agreement dated November 10, 2005 with our Company. The Subscription Agreement provides that, among other things, the Company shall appoint Mr Raju Vegesna as the Chairman of the Board of Directors, Infinity Capital shall also nominate another person to the Board of Directors and for so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital. In November 2005, Mr Raju Vegesna, a nominee of Infinity Capital Ventures, LP, was appointed as Chairman of our Board of Directors. In February 2006, the Company also appointed Mr. P S Raju as the second nominee of Infinity Capital to the Board of Directors. Consequent to the resignation of Mr P S Raju, as a Director effective May 31, 2015, Ms Vegesna Bala Saraswathi was appointed as an additional Director of our Company effective July 22, 2015, as a Nominee. Further, she was elected by shareholders as a Director at the Annual General Meeting held on July 4, 2016. She retires by rotation at the ensuing Annual General Meeting scheduled on July 6, 2017 and is eligible for re-election.

Infinity Satcom Universal Private Limited, India also beneficially owned 8.14% of our equity shares as of March 31, 2017.

As of March 31, 2017, entities affiliated with our CEO, Chairman and Managing Director, Mr. Raju Vegesna, beneficially owned approximately 86.29% of our outstanding equity shares, which includes the 125,000,000 shares issued in connection with the private placement described below.

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

Sale of shares in a private transaction

Pursuant to a Share Purchase Agreement dated May 31, 2009 between Infinity Capital Venture Management and Infinity Satcom Universal Private Limited, a Company owned and controlled by Ananda Raju Vegesna, Executive Director of the Company and brother of Raju Vegesna, CEO, Chairman and Managing Director of the Company, Raju Vegesna has sold 4,000,000 Equity Shares of ₹ 10/- each of the Company to Infinity Satcom for a consideration of $ 3,000,000 in a private transaction.

Issuance of Equity Shares in private placement to the promoter group:

On October 30, 2010, we consummated the issuance and sale of 125,000,000 of our equity shares in a private placement with our promoter group, including an entity affiliated with our CEO, Chairman and Managing Director, Mr Raju Vegesna. See note 37 in the notes to the consolidated financial statements in this Annual Report.

The proceeds from the said issue has been utilized towards capital expenditure and expansion plans of the Company. As of March 31, 2017, we had received an aggregate of $ 47.81 million approximately of proceeds from the issuance.

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

Loans to employees

We provide salary advances to our employees in India who are not executive officers or directors. The annual rate of interest for these loans is 0%. As of March 31, 2017, the loan outstanding from employees is ₹ 7.43 million.

Item 8. Financial Information

Financial Statements

We have elected to provide financial statements pursuant to Item 18 of Form 20-F. No significant change has occurred since the date of our annual financial statements for fiscal year 2017.

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

Also, the Group has received notices for earlier years from DoT claiming License fee on the total Income (including income from Non Licensed activities). The Group has replied to these notices stating that license fees are not payable on income from non-licensed activities. The Group believes that it has adequate legal defenses against these notices and that the ultimate outcome of these actions may not have a material adverse effect on the Group's financial position and result of operations.

(ii)	The present license for ISP under unified license issued by DOT on June 2, 2014 provides for payment of License fee on pure Internet services. However, the company through Internet Service Providers Association of India (ISPAI) challenged the said clause before TDSAT. TDSAT passed a stay order on DOT from charging the license fee on pure Internet services. The group has appropriately accounted for any adverse effect that may arise in this regard in the books of account.

b)	The Company is party to additional legal actions arising in the ordinary course of business. Based on the available information as at March 31, 2017, the Company believes that it has adequate legal defences for these actions and that the ultimate outcome of these actions will not have a material adverse effect. However in the event of adverse judgment in all these cases, the maximum financial exposure would be ₹ 37.4 million (March 31, 2016: ₹ 19.7 million)

Dividends

In view of the good performance of the Company during the fiscal 2016-17 and availability of divisible profits, the Board of Directors recommended 12% cash dividend to all the shareholders of the Company for the year ended March 31, 2017, which is placed in the Notice of Annual General Meeting for Shareholders approval at the Annual General Meeting Scheduled to be held on July 6, 2017.

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

Price History

Our ADSs commenced trading on the NASDAQ Market on October 19, 1999. The tables below set forth, for the periods indicated, high and low trading prices for our ADSs in United States dollars:

Prior Fiscal Years

	High	Low
Fiscal year ended	$	$
March 31, 2017	1.37	0.73
March 31, 2016	1.62	0.94
March 31, 2015	2.55	1.29
March 31, 2014	2.73	1.69
March 31, 2013	3.35	1.75

	High	Low
Fiscal year ended March 31, 2017	$	$
First Quarter	1.37	0.99
Second Quarter	1.17	1.02
Third Quarter	1.10	0.73
Fourth Quarter	0.97	0.76

	High	Low
Fiscal year ended March 31, 2016	$	$
First Quarter	1.62	1.28
Second Quarter	1.62	1.05
Third Quarter	1.31	0.98
Fourth Quarter	1.27	0.94

Most recent six months

Month	High	Low
	$	$
May 2017	0.90	0.79
April 2017	0.96	0.88
March 2017	0.94	0.84
February 2017	0.94	0.87
January 2017	0.97	0.76
December 2016	0.91	0.73

Item 10. Additional Information

In fiscal 2015, the authorized share capital of the Company was enhanced by an amount of ₹ 189,000,000. Consequently our authorized share capital was increased to ₹ 2,040,000,000, divided into 204,000,000 Equity Shares, having a par value ₹ 10 per share.

As of March 31, 2017, 178,530,787 Equity Shares were issued, outstanding, of which 125,000,000 Equity Shares were partly paid and the balance fully paid.

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

Pursuant to a Share Purchase Agreement dated May 31, 2009 between Raju Vegesna and Infinity Satcom Universal Private Limited, a Company owned and controlled by Ananda Raju Vegesna, Executive Director of the Company and brother of Raju Vegesna, CEO & MD of the Company, Raju Vegesna has sold 4,000,000 Equity Shares of ₹10/- each of the Company to Infinity Satcom for a consideration of US $3,000,000 in a private transaction.

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

On October 30, 2010, we consummated the issuance and sale of 125,000,000 of our equity shares in a private placement with our promoter group, including an entity affiliated with our CEO, Chairman and Managing Director, Mr. Raju Vegesna. These shares carry voting rights proportionate to the amount paid up on these shares. Further company has a lien on these shares till the shares are fully paid up. Also refer to note 37 to the Consolidated Financial statements.

The ASOP 2014 gives the Board and the Compensation Committee the absolute discretion and power in formulating the Rules, Regulations, Eligibility criteria, Vesting Schedule, Expiry etc. of the Plan and also to amend the same in the Plan from time to time as they may deem fit and appropriate.

During the year, the Nomination and Remuneration Committee has approved to grant the options and the details are given below:

Category	Total No of Options	No. of Associates

Associates who have completed more than 2 years of Service with Sify on the date of grant,	-	-

Associates who have completed between 1 and 2 years of Service with Sify on the date of grant	-	-

Associates who have completed less than 1 year of service with Sify on the date of grant	525,000	7

Total	525,000	7

The Nomination and Remuneration Committee had approved to grant 5,870,800 options during the fiscal 2015 and 184,300 options during Fiscal 2016.

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

2016 Annual General Meeting

Our Annual General Meeting for the fiscal year 2016 was held on July 4, 2016 as decided by the Board of Directors at the registered office of our Company, 2nd Floor, Tidel Park, 4 Rajiv Gandhi Salai, Taramani, Chennai 600 113, India.

At the Annual General Meeting, the shareholders approved the following items:

•	Adoption of audited financials for the fiscal year ended March 31, 2016 as per Indian GAAP.

•	Declaration of Dividend for the year ended March 31, 2016.
•	Appoint a Director in place of Mr Ananda Raju Vegesna (DIN 01598346), who retires by rotation and being eligible, offers himself for reappointment..
•	Reappointment of ASA & Associates LLP as the statutory auditors.
•	Appointment of Ms Vegesna Bala Saraswathi, as a Director.
•	Ratification of Remuneration payable to Mr S Ramachandran, Cost Auditor.

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

The Company has voluntarily adopted the Indian Accounting Standards (Ind AS) and prepared the Financials under Ind AS for the year 2015-16 though it was mandatorily required only from the year 2016-17 onwards. The Financial Statements were approved by the Board of Directors as well as the Shareholders at the Twentieth Annual General Meeting held on July 4, 2016.

The Company could not file the financial statements and other documents with Ministry of Corporate Affairs, Government of India (“MCA”) till date, since the Taxonomy for converting the Financials prepared under Ind AS into XBRL format is yet to be released by MCA. The Company has made representations to MCA at various levels and the Professional Bodies viz. the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India in this regard and awaiting their assistance in resolving this issue.

The Company has however filed a printed annual report prepared as per Indian Companies Act with the Registrar of Companies, Chennai.

The Company is confident of filing the Audited Financials in XBRL format for the year 2015-16 along with the Financials for 2016-17 as soon as the taxonomy is released.

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

Foreign Direct Investment

Foreign Direct Investment (FDI) in India is governed by the FDI Policy announced by the Government of India and the provisions of the Foreign Exchange Management Act (FEMA), 1999. Reserve Bank has issued Notification No. FEMA 20 /2000-RB dated May 3, 2000 which contains the Regulations in this regard. This Notification has been amended from time to time. The various amendments are compiled every year in Master Circulars. In terms of Master Circular issued in July 1, 2009, FDI is freely permitted in almost all sectors. Under the FDI Scheme, investments can be made by non-residents in the shares / convertible debentures / preference shares of an Indian Company, through two routes; the Automatic Route and the Government Route. Under the Automatic Route, the foreign investor or the Indian Company does not require any approval from the Reserve Bank or Government of India (RBI) for the investment. Under the Government Route, prior approval of the Government of India, Ministry of Finance and Foreign Investment Promotion Board (FIPB) is required. The details of FDI are contained in the policy and procedures in respect of FDI in India are available in "the Manual on Investing in India - Foreign Direct Investment, Policy & Procedures".

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

If in the future a market for our equity shares is established in India or another market outside of the United States, those shares may trade at a discount or premium to the ADSs. Under current Indian regulations and practice, the approval of the Reserve Bank of India is not required for the sale of equity shares underlying ADSs by a non-resident Indian to a resident Indian as well as for renunciation of rights to a resident of India, unless the sale of equity shares underlying the ADSs is through a recognized stock exchange or in connection with the offer made under the regulations regarding takeovers. The shareholders who intend transferring their equity shares shall comply with the procedural requirements set out under the head ‘subsequent transfers’ above.

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

Residence.

For purposes of the Income-tax Act, an individual is considered to be a resident of India during any fiscal year if he or she is in India in that year for a period or periods of at least 182 days; or at least 60 days and at least 365 days within the four preceding years.

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

.

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

The statutory corporate income tax rate and the surcharge thereon are subject to change in line with the changes announced in the Union Budget each year. From fiscal year 2015, the corporate income tax rate is 30%, subject to a surcharge of 12% where the taxable total income exceeds ₹ 10 crores and education cess of 2 % and 1% secondary and higher education cess, resulting in an effective tax rate of 34.61% (or 33.99%). We cannot assure you that the current income tax rate will remain unchanged in the future. We also cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be levied by the Government of India. Until April 1, 2002, dividends declared, distributed or paid by an Indian corporation were subject to a dividend tax of 10.2%, including the applicable surcharge for fiscal 2002, of the total amount of the dividend declared, distributed or paid. This tax is not paid by shareholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation before distribution of a dividend. Effective April 1, 2002, Indian companies were no longer to be taxed on declared dividends. The Finance Act, 2003 proposed that after April 1, 2003, dividend income will be exempt from tax for shareholders and those domestic companies will be liable to pay a dividend distribution tax at the rate of 12.5% plus a surcharge and education cess at the time of the distribution. The Finance Act 2014 has increased the rate of dividend distribution tax to 15% plus applicable surcharge and education cess resulting in an effective rate of 20.358%.

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

Amendment to the Depositary Agreement with Citibank NA. New York.

By Letter dated October 4, 2016, the Company has executed an amendment to the Letter Agreement dated February 17, 2009 with Citibank N.A., New York wherein the Depository Service Fees was reduced from USD 0.025 to USD 0.015 per ADS per year. Further, the agreement with the Citibank was also extended upto March 31, 2020.

As per the amendment agreement, Citibank will make available to the Company an Annual Financial Contribution for each Programme Year equal to 33% of the Depositary Service Fee collected from the ADS holders and the Contribution will be used by the Company solely to defray Program Related Expenses.

Direct and Indirect Payments by the Depositary to Sify

Pursuant to the Deposit Agreement with Citibank N.A, we received the following payments from Citibank during the fiscal year ended March 31, 2017 in connection with our ADS Program:

Fee	Amount in US $
Travel (Investor Relations)	10,000.00
Internet , telephone and mail charges	-
Printing/mailing/processing	22,683.64
Text Conversion charges & others	450.00
Total amount reimbursed	31,133.64

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

Based on their evaluation as of March 31, 2017, our CEO, Chairman and Managing Director and Chief Financial Officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, were effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the CEO, Chairman, Managing Director and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure

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

2)	Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2017. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in Internal Control — Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2017.

3)	Our independent registered public accounting firm, ASA & Associates LLP, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2017.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Sify Technologies Limited

We have audited Sify Technologies Limited’s (“the Company”) internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission(COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company and subsidiaries as of March 31, 2017 and March 31, 2016 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2017 and our report dated June 15, 2017 expressed an unqualified opinion on those consolidated financial statements.

ASA & Associates LLP

Independent Registered Public Accounting Firm

Chennai,India
June 15, 2017

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

We have also adopted a Code of Conduct, applicable to all officers, directors and employees. The Code of Conduct is available on our website, www.corporate.sify.com.

Item 16C. Principal Accountant Fees and Services

The following table sets forth for the fiscal years indicated the fees paid to our principal accountant and its associated entities for various services provided us in these periods.

Type of Service	Fiscal year ended
	march 31, 2017		march 31, 2016
(a) Audit Fees	₹	5.40 million	₹	5.40 million
(b) Audit Related Fees		-		-
(c) Tax Fees		-		-
(d) All Other Fees		-		-

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

See Item No 18

Item 18. Financial Statements

Consolidated Statements and other Financial Information

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Sify Technologies Limited

We have audited the accompanying consolidated statements of financial position of Sify Technologies Limited and its subsidiaries(‘the Company’) as of March 31, 2017 and 2016 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31,2017. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements, based on our audits.

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

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sify Technologies Limited and its subsidiaries as of March 31, 2017 and 2016 and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2017, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sify Technologies Limited’s internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 15, 2017 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

ASA & Associates LLP

Independent Registered Public Accounting Firm

Chennai,India
June 15, 2017

Sify Technologies Limited

Consolidated Statement of Financial Position

(In thousands of Rupees, except share data and as otherwise stated)

		As at March 31,		As at March 31,
	Note	2017 ₹	2016 ₹	2017 Convenience translation into US$ thousands
				Note 2(c)
Assets
Property, plant and equipment	5	6,622,081	6,327,890	102,130
Intangible assets	6	559,102	605,646	8,623
Lease prepayments	8	1,017,623	904,201	15,694
Other assets	9	1,121,872	687,463	17,302
Other investments	14	74,653	1,710	1,151
Deferred tax assets	10	-	-	-
Total non-current assets		9,395,331	8,526,910	144,900

Inventories	11	1,181,987	741,432	18,229
Trade and other receivables, net	12	8,781,692	7,361,452	135,436
Prepayments for current assets	13	290,779	236,252	4,485
Restricted cash	7	262,907	345,328	4,055
Cash and cash equivalents	7	1,621,358	1,390,552	25,006
Total current assets		12,138,723	10,075,016	187,211
Total assets		21,534,054	18,601,926	332,111

Equity	15
Share capital		1,516,875	1,423,125	23,394
Share premium		18,680,731	18,474,481	288,105
Share based payment reserve		305,539	287,901	4,712
Other components of equity		26,798	51,495	414
Accumulated deficit		(12,265,524)	(12,736,171)	(189,166)
Total equity attributable to equity holders of the Company		8,264,419	7,500,831	127,459

Sify Technologies Limited

Consolidated Statement of Financial Position

(In thousands of Rupees, except share data and as otherwise stated)

		As at March 31,		As at March 31,
	Note	2017 ₹	2016 ₹	2017 Convenience translation into US$ thousands
				Note 2(c)
Liabilities
Finance lease obligations, other than current installments	16	185,736	395,693	2,865
Borrowings	19	881,834	995,412	13,600
Employee benefits	17	127,298	94,936	1,963
Other liabilities	18	636,566	586,711	9,817
Total non-current liabilities		1,831,434	2,072,752	28,245

Finance lease obligations, current installments	16	333,483	557,618	5,143
Borrowings	19	2,529,244	1,852,225	39,008
Bank overdraft	7	991,161	719,767	15,286
Trade and other payables	20	6,367,607	4,801,583	98,205
Deferred income	21	1,216,706	1,097,150	18,765
Total current liabilities		11,438,201	9,028,343	176,407

Total liabilities		13,269,635	11,101,095	204,652
Total equity and liabilities		21,534,054	18,601,926	332,111

The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited

Consolidated Statement of Income

(In thousands of Rupees, except share data and as otherwise stated)

		Year ended March 31,			Year ended March 31,
	Note	2017 ₹	2016 ₹	2015 ₹	2017 Convenience translation into US$ thousands
					Note2(c)
Revenue
- Rendering of services		17,033,322	14,098,582	12,067,742	262,698
- Sale of products		1,398,698	936,314	796,872	21,571
Total	22	18,432,020	15,034,896	12,864,614	284,269
Cost of goods sold and services rendered
- Rendering of services		(9,806,582)	(82,88,714)	(6,986,566)	(151,243)
- Sale of products		(2,063,639)	(815,150)	(740,746)	(31,827)
Total	24	(11,870,221)	(91,03,864)	(7,727,312)	(183,070)
Other income		145,872	104,885	92,859	2,249
Selling, general and administrative expenses	25	(3,991,273)	(3,479,287)	(3,132,040)	(61,556)
Depreciation and amortization	5 & 6	(1,758,776)	(1,598,037)	(1,271,806)	(27,124)
Profit from operating activities		957,622	958,593	826,315	14,768

Finance income	28	122,584	45,437	61,358	1,891
Finance expenses	28	(437,109)	(565,712)	(512,293)	(6,741)
Net finance income / (expense)		(314,525)	(520,275)	(450,935)	(4,850)

Profit before tax		643,097	438,318	375,380	9,918
Income tax (expense) / benefit	10	(698)	135	(122)	(11)
Profit for the year		642,399	438,453	375,258	9,907
Attributable to:
Equity holders of the Company		642,399	438,453	375,258	9,907
Non-controlling interest		-	-	-	-
		642,399	438,453	375,258	9,907
Earnings per share	29
Basic earnings per share		4.45	3.11	2.66	0.07
Diluted earnings per share		4.45	3.10	2.65	0.07

The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited

Consolidated Statement of Comprehensive Income

(In thousands of Rupees, except share data and as otherwise stated)

	Year ended March 31,
	2017 ₹	2016 ₹	2015 ₹	2017 Convenience translation into US$ thousands Note 2(c)
Profit for the year	642,399	438,453	375,258	9,907
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements of the net defined benefit liability/asset	(17,034)	1,391	(21,097)	(263)
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(7,663)	13,442	3,689	(118)
Total other comprehensive income, net of taxes	(24,697)	14,833	(17,408)	(381)
Total comprehensive income	617,702	453,286	357,850	9,526
Total comprehensive income attributable to:
Equity holders of the Company	617,702	453,286	357,850	9,526
Non-controlling interest	-	-	-	-
	617,702	453,286	357,850	9,526

Sify Technologies Limited

Consolidated Statement of Changes in Equity

(In thousands of Rupees, except share data and as otherwise stated)

For year ended March 31, 2017
Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained earnings / (accumulated deficit)	Total	Non- controlling interest	Total equity
Balance at April 1, 2016	1,423,125	18,474,481	287,901	51,495	(12,736,171)	7,500,831	-	7,500,831

Total comprehensive income for the year	-	-	-	(24,697)	642,399	617,702	-	617,702
Transactions with owners, recorded directly in equity
Call money received	93,750	206,250	-	-	-	300,000	-	300,000
Dividends paid (incl dividend distribution tax)	-	-	-	-	(1,69,742)	(1,69,742)	-	(1,69,742)
Transaction costs related to equity	-	-	-	-	(2,010)	(2,010)	-	(2,010)
Share-based payment transactions	-	-	17,638	-	-	17,638	-	17,638
Balance at March 31, 2017	1,516,875	18,680,731	305,539	26,798	(12,265,524)	8,264,419	-	8,264,419

For year ended March 31, 2016
Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained earnings / (accumulated deficit)	Total	Non- controlling interest	Total equity
Balance at April 1, 2015	1,423,125	18,474,481	235,915	36,662	(13,004,882)	7,165,301	-	7,165,301

Total comprehensive income for the year	-	-	-	14,833	438,453	453,286	-	453,286
Transactions with owners, recorded directly in equity
Call money received	-	-	-	-	-	-	-	-
Dividends paid (incl dividend distribution tax)	-	-	-	-	(1,69,742)	(1,69,742)	-	(1,69,742)
Share-based payment transactions	-	-	51,986	-	-	51,986	-	51,986
Balance at March 31, 2016	1,423,125	18,474,481	287,901	51,495	(12,736,171)	7,500,831	-	7,500,831

For year ended March 31, 2015
Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained earnings / (accumulated deficit)	Total	Non- controlling interest	Total equity
Balance at April 1, 2014	1,423,125	18,474,481	224,196	54,070	(13,220,219)	6,955,653	-	6,955,653

Total comprehensive income for the year	-	-	-	(17,408)	375,258	357,850	-	357,850
Transactions with owners, recorded directly in equity
Call money received	-	-	-	-	-	-	-	-
Dividends paid (incl dividend distribution tax)	-	-	-	-	(159,921)	(159,921)	-	(159,921)
Share-based payment transactions	-	-	11,719	-	-	11,719	-	11,719
Balance at March 31, 2015	1,423,125	18,474,481	235,915	36,662	(13,004,882)	7,165,301	-	7,165,301

The accompanying notes form an integral part of these consolidated financial statements.

Sify Technologies Limited

Consolidated Statements of Cash Flows

For the fiscal years ended March 31,

(In thousands of Rupees, except share data and as otherwise stated)

	Year ended March 31,
	2017 ₹	2016 ₹	2015 ₹	2017 Convenience translation into US$ thousands
				(Unaudited) Note 2(c)

Profit for the year	642,399	438,453	375,258	9,907
Adjustments for:
Depreciation and amortization	1,758,776	1,598,037	1,271,806	27,125
(Gain) / loss on sale of property, plant and equipment	(1,081)	(1,617)	(3,973)	(17)
Provision for advances no longer required written back	-	-	(41,538)	-
Provision for doubtful receivables/ advances	383,534	182,161	260,494	5,915
Provision for expenses no longer required written back	-	(49,910)	-	-
Stock compensation expense	17,638	51,986	11,719	272
Net finance (income) / expense	314,525	520,275	450,935	4,851
Unrealized (gain)/ loss on account of exchange differences	(68,300)	31,035	60,743	(1,053)
Amortization of leasehold prepayments	15,939	14,649	14,380	246
Tax expense	698	(135)	122	11
Cash flow from operating activities before working capital changes	3,064,128	2,784,934	2,399,946	47,257

Change in trade and other receivables	(1,843,683)	(946,189)	(1,156,456)	(28,434)
Change in inventories	(440,555)	(508,338)	(32,265)	(6,794)
Change in other assets	(618,297)	19,211	(273,241)	(9,536)
Change in trade and other payables	1,379,505	1,347,140	660,061	21,274
Change in employee benefits	26,500	16,796	19,799	409
Change in deferred income	172,920	220,551	247,914	2,667
Cash generated from operations	1,740,518	2,934,105	1,865,758	26,843
Income taxes (paid)/ refund received	7,965	(491,443)	(308,777)	123
Net cash from / (used in) operating activities	1,748,483	2,442,662	1,556,981	26,966

Sify Technologies Limited

Consolidated Statements of Cash Flows

For the fiscal years ended March 31,

(In thousands of Rupees, except share and per share data and as otherwise stated)

	Year ended March 31,
	2017 ₹	2016 ₹	2015 ₹	2017 Convenience translation into US$ thousands
				(Unaudited) Note 2(c)
Cash flows from / (used in) investing activities
Acquisition of property, plant and equipment	(1,596,694)	(1,484,292)	(836,794)	(24,625)
Expenditure on intangible assets	(72,050)	(128,705)	(104,450)	(1,111)
Proceeds from sale of property, plant and equipment	2,281	1,695	3,973	35
Investments in corporate debt securities	(72,943)	-	-	(1,125)
Finance income received	129,427	45,251	70,346	1,996
Net cash from / (used in) investing activities	(1,609,979)	(1,566,051)	(866,925)	(24,830)

Cash flows from / (used in) financing activities
Proceeds from issue of share capital (including share premium)	300,000	-	-	4,627
Proceeds from / (repayment) of borrowings (net)	643,341	700,882	639,160	9,922
Transaction costs related to equity	(2,010)	-	-	(31)
Finance expenses paid	(426,696)	(567,874)	(507,997)	(6,581)
Proceeds from / (repayment of) finance lease liabilities	(602,806)	(543,580)	(568,967)	(9,297)
Payment of dividend and dividend distribution tax	(169,742)	(169,741)	(159,921)	(2,618)
Net cash from / (used in) financing activities	(257,913)	(580,313)	(597,725)	(3,978)

Net increase / (decrease) in cash and cash equivalents	(119,409)	296,298	92,331	(1,842)
Cash and cash equivalents at April 1	1,016,113	720,651	632,780	15,671
Effect of exchange fluctuations on cash held	(3,600)	(836)	(4,460)	(56)
Cash and cash equivalents at March 31	893,104	1,016,113	720,651	13,773

Refer note 3 (c) and note 7 for the composition of cash and cash equivalents.

Supplementary information
Additions to property, plant and equipment represented by finance lease obligations	168,715	510,783	688,981	2,602

The accompanying notes form an integral part of these consolidated financial statements

SIFY TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Rupees, except share data and as stated otherwise)

1.	Reporting entity

Sify Technologies Limited, (‘Sify’ or ‘the Company’) formerly known as Sify Limited and Satyam Infoway Private Limited, is a leading Internet services provider headquartered in Chennai, India. These Consolidated Financial Statements comprise the Company and its subsidiaries Sify Technologies (Singapore) Pte. Limited, Sify Technologies North America Corporation and Sify Data and Managed Services Limited (together referred to as the ‘Group’ and individually as ‘Group entities’). The Group is primarily involved in providing converged ICT solutions comprising network, Data Center, cloud, integration and IT and software services. Sify is listed on the NASDAQ Global Select Market in the United States.

2.	Basis of preparation

a.	Statement of compliance

The accompanying Consolidated Financial Statements of the Group have been prepared in accordance with the International Financial Reporting Standards (IFRS) and its interpretations as issued by the International Accounting Standards Board (IASB).

These Consolidated Financial Statements have been approved for issue by the Board of Directors on June 15, 2017

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

Convenience translation (unaudited): Solely for the convenience of the reader, the financial statements as of and for the year ended March 31, 2017 have been translated into United States dollars (neither the presentation currency nor the functional currency of the Group) based on the reference rate in the City of Mumbai on March 31, 2017, for cable transfers in Indian rupees as published by the Reserve Bank of India which was ₹ 64.84 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollar at such a rate or at any other rate on March 31, 2017 or at any other date.

d.	Use of estimates and judgments

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

Application of accounting policies that require critical accounting estimates, judgments and assumptions having the most significant effect on the amounts recognized in the financial statements are:

•	Useful lives of property, plant and equipment (Note 3 e and Note 5)
•	Useful lives of intangible assets (Note 3 g and Note 6)
•	Lease classification (Note 3 h, 8, 16 and 30)
•	Determination of percentage completion in construction contracts (Note 3 j)
•	Measurement of the recoverable amounts of cash-generating units containing goodwill (Note 3 k and Note 6)
•	Utilization of tax losses (Note 10)
•	Measurement of defined employee benefit obligations (Note 17)
•	Measurement of share-based payments (Note 27)
•	Valuation of financial instruments (Note 3 c, 4, 35 and 36)
•	Provisions and contingencies (Note 3 n and 32)

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these Consolidated Financial Statements.

a.	Basis of consolidation

The financial statements of the Group companies are consolidated on a line-by-line basis. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. These financial statements are prepared by applying uniform accounting policies in use at the Group.

(i)	Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Thus, the Company controls an investee if and only if the Company has all the following:

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

(ii) Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to the functional currency at exchange rates at the reporting date. The income and expenses of foreign operations and cash flows are translated to Indian Rupees using average exchange rates during the period. Any differences arising on such translation are recognized in other comprehensive income. Such differences are included in the foreign currency translation reserve “FCTR” within other components of equity. When a foreign operation is disposed off, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.

c.	Financial instruments

(i) Financial Assets

Financial assets comprises of investments in equity and debt securities, trade and other receivables, cash and cash equivalents and other financial assets.

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

Subsequent measurement:

Financial assets measured at amortized cost:

Financial assets held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding are measured at amortised cost using effective interest rate (EIR) method. The EIR amortisation is recognised as finance income in the Statement of Income.

The Group while applying above criteria has classified the following at Amortised cost

- Trade receivables

- Other financial assets.

- Investment in debt securities

Financial assets at fair value through other comprehensive income (FVTOCI):

Financial assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding are subsequently measured at FVTOCI. Fair value movements in financial assets at FVTOCI are recognised in other comprehensive income.

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

b) Finance lease obligations

c) Trade and other payables

d) Other financial liabilities

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

Interest cost incurred for constructed assets is capitalized up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings, if no specific borrowings have been incurred for the asset.

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

(ii) Depreciation

Depreciation is recognized in the consolidated statement of income on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Management’s estimated useful lives for the years ended March 31, 2017, 2016 and 2015 were as follows:

Estimate of useful life in years
Buildings	28
Plant and machinery comprising computers, servers etc.	3 – 5
Plant and machinery comprising other items	8
Furniture and fittings	5
Office equipment	5
Motor vehicles	3 – 5

Depreciation is not recorded on capital work-in-progress until construction and installation are complete and the asset is ready for its intended use.

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

Defined contribution plans are post-employment benefit plans under which an entity pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. The Group makes specified monthly contribution towards Government administered provident fund scheme. The Group also contributes to 401(K) plan on behalf of eligible employees. Obligations for contributions to defined contribution plans are recognised as an employee benefit expense in profit and loss in the periods during which the related services are rendered by employees.

(b)	Defined benefit plans (Gratuity)

In accordance with applicable Indian laws, the Group provides for a lump sum payment to eligible employees, at retirement or termination of employment based on the last drawn salary and years of employment with the Group. The gratuity fund is managed by the Life Insurance Corporation of India (LIC). The Group's net obligation in respect of defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting any unrecognized past service cost and the fair value of any plan assets.

The discount rate is the yield at the reporting date on risk free government bonds that have maturity dates approximating the terms of the Group’s obligations. The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Group, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest), are recognised in other comprehensive income and presented within equity. Remeasurements are not reclassified to profit or loss in subsequent periods. Service costs, net interest expenses and other expenses related to defined benefit plans are recognised in profit or loss.

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

The fair value of options on grant date, (equity-settled share based payments) granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period in which the options are vested. The increase in equity recognized in connection with a share based payment transaction is presented as a separate component in equity. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest. In respect of options whose terms and conditions are modified, the Group includes the incremental fair value of the options in the measurement of the amounts recognized for services received from the employees. The incremental fair value is the difference between the fair value of the modified option and that of the original option both estimated as at the date of the modification. If the modification occurs during the vesting period, the incremental fair value granted is included in the measurement of the amount recognized for services received over the period from the modification date until the date when the modified equity instruments vest, in addition to the amount based on the grant date fair value of the original equity instruments, which is recognized over the remainder of the original vesting period. If the modification occurs after vesting date, the incremental fair value granted is recognized immediately, or over the vesting period if the employee is required to complete an additional period of service before becoming unconditionally entitled to those modified equity instruments.

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

Revenue from services rendered is recognized in the consolidated income statement in proportion to the stage of completion of the transaction at the reporting date. Revenue is recognized when the following conditions are met:

o	the amount of revenue can be measured reliably;
o	it is probable that the economic benefits will flow to the group;
o	the stage of completion at the balance sheet date can be measured reliably; and
o	the costs incurred, or to be incurred, in respect of the transaction can be measured reliably.

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

The Group provides NLD (National Long Distance) and ILD (International Long Distance) services through Company’s network.  The Group carries voice traffic, both national and international, using the network back-bone and delivers voice traffic to Inter-connect Operators.  Revenue is recognised based upon metered call units of voice traffic terminated on the Company’s network

(ii) Data Center Services:

Revenues from DC services consist of hosting and power charges. Web hosting services primarily include revenue from co-location of racks, caged racks and on usage of power from large contracts. The contracts are mainly for a fixed rate for a period of time and are recognised over the period during which the service is provided.

(iii) Cloud and Managed Services:

Revenue from Cloud and managed services include revenue from “Cloud and storage solutions, managed services, value added services and International managed services. Revenues from Cloud and on demand compute and storage, are primarily fixed for a period of time. Revenues from domestic and international managed services, comprise of value added services, operations and maintenance of projects and from remote infrastructure management. Contracts from this segment are fixed and could also be based on time and material contracts where revenue is recognised on percentage completion method. The stage of completion is measured by efforts spent to estimated total efforts on straight line basis over the term of the contract.

(iv) Technology Integration Services:

Revenue from Technology Integration Services include system integration Services, revenue from construction of Data Centers, network services, security solutions and to a lesser extent, revenue from hardware and software.

Revenue from construction contract represents revenue from construction of Data Centers to the specific needs and design of the customer. Such contract revenue includes the initial amount agreed in the contract plus any variations in contract work, claims and incentive payments, to the extent that it is probable that they will result in revenue and can be measured reliably. As soon as the outcome of a construction contract can be estimated reliably, contract revenue is recognised in profit or loss in proportion to the stage of completion of the contract. Contract expenses are recognised as incurred unless they create an asset related to future contract activity. The stage of completion is assessed by reference to the cost incurred till date to the total estimated costs. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred that are likely to be recoverable. An expected loss on a contract is recognised immediately in the statement of profit or loss.

(v) Applications Integration Services:

Revenue from Applications Integration services include online assessment, document management services, web development, mailing solutions, digital certificate based authentication services, supply chain software and e-learning software development services. E-learning software development services consist of structuring of content, developing modules, delivery and training users in the modules developed. Revenue from Applications Integration Services is recognised based on percentage of completion method. Percentage completion is measured based on the amount of time/effort spent on a project. Revenue in relation to ‘time’ is measured as the agreed rate per unit of time multiplied by the units of time expended. The element of revenue related to materials is measured in accordance with the terms of the contract.

The Group enters into contracts with customers to serve advertisements in the portal and the Group is paid on the basis of impressions, click-throughs or leads and in each case the revenue is recognised rateably over the period of the contract based on actual impressions/click throughs / leads delivered.  Revenue from commissions earned on electronic commerce transactions are recognised when the transactions are completed.

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

Multiple element contracts

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

q.	Finance expense

Finance expense comprises borrowing costs, bank charges, unwinding of discount on provision, fair value losses on financial assets at fair value through profit or loss that are recognized in Statement of Profit and Loss. Fair value changes attributable to hedged risk are recognised in the Statement of Profit and Loss.

Borrowing costs

Borrowing costs are interest and other costs (including exchange difference relating to foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs) incurred in connection with the borrowing of funds. Interest expense is recognised using effective interest method.

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

IFRS 9 replaces the ‘incurred loss model’ in IAS 39 with an ‘expected credit loss’ model. The measurement uses a dual measurement approach, under which the loss allowance is measured as either 12 month expected credit losses or lifetime expected credit losses. The standard also introduces new Presentation and disclosure requirements.The effective date for adoption of IFRS 9 is annual periods beginning on or after January 1, 2018, though early adoption is permitted. Effective April 1, 2015, the Group has elected to early adopt IFRS 9.

(ii)	New Standards and interpretations not yet adopted

IFRS 15 Revenue from Contracts with Customers: In May 2014, the International Accounting Standards Board (IASB) issued IFRS 15, Revenue from Contracts with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The standard permits the use of either the retrospective or cumulative effect transition method. The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2018, though early adoption is permitted. The Group is currently evaluating the effect of IFRS 15 on the consolidated financial statements.

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

IFRIC 22 Foreign currency transactions and advance consideration: IFRIC 22 was issued on December 8, 2016 which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when an entity has received or paid advance consideration in a foreign currency. The effective date for adoption of IFRIC 22 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted. The Group is currently evaluating the effect of the same on the consolidated financial statements.

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

The fair value of trade and other receivables expected to be realised beyond twelve months, excluding construction contracts in progress, is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. However in respect of such financial instruments, fair value generally approximates the carrying amount due to the short term nature of such assets. This fair value is determined for disclosure purposes or when acquired in a business combination.

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

5.	Property, plant and equipment

The following table presents the changes in property, plant and equipment during the year ended March 31, 2017

	Cost				Accumulated depreciation				Carrying
Particulars	As at April 1, 2016	Additions	Disposals	As at March 31, 2017	As at April 1, 2016	Depreciation for the year	Deletions	As at March 31, 2017	amount as at March 31, 2017
Building	2,301,987	-	-	2,301,987	475,256	82,183	-	557,439	1,744,548
Plant and machinery	10,137,059	1,464,523	16,462	11,585,120	6,610,485	1,269,064	15,203	7,864,346	3,720,774
Computer equipment	951,508	217,549	6,798	1,162,259	702,371	138,736	6,709	834,398	327,861
Office equipment	386,702	110,001	688	496,015	228,987	53,127	682	281,432	214,583
Furniture and fittings	1,028,880	68,328	3,664	1,093,544	661,001	95,872	3,664	753,209	340,335
Vehicles	2,456	7,200	-	9,656	2,456	1,200	-	3,656	6,000
Total	14,808,592	1,867,601	27,612	16,648,581	8,680,556	1,640,182	26,258	10,294,480	6,354,101
Add: Construction in progress									267,980
Total	14,808,592	1,867,601	27,612	16,648,581	8,680,556	1,640,182	26,258	10,294,480	6,622,081

The following table presents the changes in property, plant and equipment during the year ended March 31, 2016

	Cost				Accumulated depreciation				Carrying
Particulars	As at April 1, 2015	Additions	Disposals	As at March 31, 2016	As at April 1, 2015	Depreciation for the year	Deletions	As at March 31, 2016	amount as at March 31, 2016
Building	1,993,085	308,902	-	2,301,987	401,073	74,183	-	475,256	1,826,731
Plant and machinery	8,340,520	1,801,093	4,554	10,137,059	5,374,508	1,240,531	4,554	6,610,485	3,526,574
Computer equipment	790,631	198,488	37,611	951,508	649,977	89,929	37,535	702,371	249,137
Office equipment	286,141	101,010	449	386,702	203,319	26,117	449	228,987	157,715
Furniture and fittings	755,409	273,864	393	1,028,880	591,561	69,833	393	661,001	367,879
Vehicles	2,456	-	-	2,456	2,456	-	-	2,456	-
Total	12,168,242	2,683,357	43,007	14,808,592	7,222,894	1,500,593	42,931	8,680,556	6,128,036
Add: Construction in progress									1,99,854
Total	12,168,242	2,683,357	43,007	14,808,592	7,222,894	1,500,593	42,931	8,680,556	6,327,890

The following table presents the changes in property, plant and equipment during the year ended March 31, 2015

	Cost				Accumulated depreciation				Carrying
Particulars	As at April 1, 2014	Additions	Disposals	As at March 31, 2015	As at April 1, 2014	Depreciation for the year	Deletions	As at March 31, 2015	amount as at March 31, 2015
Building	1,991,503	1,582	-	1,993,085	329,920	71,153	-	401,073	1,592,012
Plant and machinery	7,346,809	1,091,920	98,209	8,340,520	4,496,616	976,101	98,209	5,374,508	2,966,012
Computer equipment	676,236	138,687	24,292	790,631	609,394	64,875	24,292	649,977	140,654
Office equipment	243,416	45,834	3,109	286,141	182,780	23,648	3,109	203,319	82,822
Furniture and fittings	661,581	103,014	9,186	755,409	554,379	46,368	9,186	591,561	163,848
Vehicles	2,456	-	-	2,456	2,295	161	-	2,456	-
Total	10,922,001	1,381,037	134,796	12,168,242	6,175,384	1,182,306	134,796	7,222,894	4,945,348
Add: Construction in progress									1,026,920
Total	10,922,001	1,381,037	134,796	12,168,242	6,175,384	1,182,306	134,796	7,222,894	5,972,268

Leased assets

The Group’s leased assets include certain buildings, plant and machinery acquired under finance leases. As at March 31, 2017 the net carrying amount of buildings, plant and machinery and vehicles acquired under finance leases is ₹ 183,022 (March 31, 2016: ₹ 193,339), ₹ 718,162 (March 31, 2016: ₹ 1,113,026) and ₹ Nil (March 31, 2016: ₹ Nil) respectively. During the year, the Group acquired leased assets of ₹ 168,715 (March 31, 2016: ₹ 510,783).

In case prepayments are made towards buildings accounted for as finance leases, such prepayments are capitalized as ‘Leasehold Buildings’ (included in buildings) on the commencement of the lease term under the head ‘Property, plant and equipment’ and depreciated in accordance with the depreciation policy for similar owned assets.

Capital Commitments

As of March 31, 2017 and March 31, 2016, the Company had committed to spend approximately ₹ 1,044,509 and ₹ 558,249 respectively, under agreements to purchase property, plant and equipment.

Construction in progress

Amounts paid towards acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment that are not ready to be put into use are disclosed under construction-in-progress.

Capitalisation of expenses

The Company has capitalized expenses amounting to ₹ Nil (March 31, 2016: ₹ Nil) which are directly attributable to the construction of building.

Security

As at March 31, 2017 property, plant and equipment with a carrying amount of ₹ 5,444,659 (March 31, 2016: ₹4,812,229) are subject to a registered charge to secure bank borrowings.

6.	Intangible assets

Intangible assets comprise the following:

	March 31, 2017	March 31, 2016	March 31, 2015
Goodwill	14,595	14,595	14,595
Other intangible assets	544,507	591,051	559,790
	559,102	605,646	574,385

(i) Goodwill

The following table presents the changes in goodwill during the years ended March 31, 2017 and 2016

	March 31, 2017	March 31, 2016
Balance at the beginning of the year	14,595	14,595
Effect of movement in exchange rates	-	-
Impairment loss recognized during the year	-	-
Net carrying amount of goodwill	14,595	14,595

The amount of goodwill as at March 31, 2017 and March 31, 2016 has been allocated to the Applications Integration Services segment.

(ii) Other intangibles

The following table presents the changes in intangible assets during the years ended March 31, 2017, 2016 and 2015.

	Bandwidth Capacity	Software	License fees	Total
(A) Cost
Balance as at March 31, 2014	553,302	498,783	50,000	1,102,085
Acquisitions during the year	23,206	58,243	23,000	104,449
Disposals during the year	-	-	-	-
Balance as at March 31, 2015	576,508	557,026	73,000	1,206,534
Acquisitions during the year	65,883	62,822	-	1,28,705
Disposals during the year	-	-	-	-
Balance as at March 31, 2016	6,42,391	6,19,848	73,000	1,335,239
Acquisitions during the year	-	72,050	-	72,050
Disposals during the year	-	-	-	-
Balance as at March 31, 2017	6,42,391	691,898	73,000	1,407,289

(B) Amortization
Balance as at March 31,2014	92,180	446,658	18,406	557,244
Amortization for the year	48,411	36,439	4,650	89,500
Impairment loss on intangibles	-	-	-	-
Balance as at March 31,2015	140,591	483,097	23,056	646,744
Amortization for the year	50,407	44,387	2,650	97,444
Impairment loss on intangibles	-	-	-	-
Balance as at March 31, 2016	1,90,998	5,27,484	25,706	744,188
Amortization for the year	56,396	59,548	2,650	118,594
Impairment loss on intangibles	-	-	-	-
Balance as at March 31, 2017	247,394	587,032	28,356	862,782

(C) Carrying amounts
As at March 31, 2015	435,917	73,929	49,944	559,790
As at March 31, 2016	4,51,393	92,364	47,294	5,91,051
As at March 31, 2017	394,997	104,866	44,644	544,507

Intangible assets that were fully impaired/amortised were removed from the block.

Capital commitments

The Company had not committed to spend any amount under agreements to purchase intangible assets during the year ending March 31, 2017 and 2016.

Capitalized borrowing costs

The Company had not capitalized any interest cost during years ended March 31, 2017 and 2016.

7.	Cash and cash equivalents

Cash and cash equivalents as per consolidated statement of financial position, as at March 31, 2017 amounted to ₹ 1,621,358 (March 31, 2016: ₹ 1,390,552). This excludes cash-restricted of ₹ 262,907 (March 31, 2016: ₹ 345,328), representing deposits held under lien against working capital facilities availed and bank guarantees given by the Group towards future performance obligations.

(a) Restricted cash

	March 31, 2017	March 31, 2016	March 31, 2015
Current
Bank deposits held under lien against borrowings / guarantees from banks / Government authorities	262,907	345,328	247,913
Total restricted cash	262,907	345,328	247,913

(b) Non restricted cash
Current
Cash and bank balances	1,621,358	1,390,552	1,229,634

Total cash (a+b)	1,884,265	1,735,880	1,477,547
Bank overdraft used for cash management purposes	(991,161)	(719,767)	(756,896)
Cash and cash equivalents for the statement of cash flows	893,104	1,016,113	7,20,651

8.	Lease prepayments

	March 31, 2017	March 31, 2016
Towards land and buildings*	1,017,623	904,201
	1,017,623	904,201

* Includes ₹ 988,599 (March 2016:₹ 870,184) paid for acquiring leasehold rights of land for construction of Data Centers.

The prepayment towards land is amortized over the period of the lease on a straight line basis. In respect of buildings under operating lease, prepayments are amortized over the lease term on a straight line basis.

9.	Other assets

Non current	March 31, 2017	March 31, 2016
Other deposits and receivables	1,121,872	687,463
	1,121,872	687,463

Financial assets included in other assets	213,424	179,580

10.	Deferred tax assets and liabilities

The tax effects of significant temporary differences that resulted in deferred tax assets and a description of the items that created these differences is given below

Recognized deferred tax assets / (liabilities)	Assets / (liabilities)
	March 31, 2017	March 31, 2016
Deferred tax assets
Property, Plant and Equipment	259,470	243,502
	259,470	243,502

Deferred tax liabilities
Intangible assets	(127,280)	(121,317)
Finance Lease obligations	(132,190)	(122,185)
	(259,470)	(243,502)

Net deferred tax asset recognized in balance sheet	-	-

The Group has recognised deferred tax assets only to the extent of deferred tax liabilities arising during the year. In assessing the realizability of the deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of the deferred income tax assets and tax loss carry forwards is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategy in making this assessment. Based on the level of historical taxable income and projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes that the Company will realize the benefits of those recognized deductible differences. The amount of deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

Movement in temporary differences during the year

	Balance as at April 1, 2015	Recognized in income statement	Recognized in Equity	Balance as at March 31, 2016	Recognized in income statement	Recognized in Equity	Balance as at March 31, 2017
Property, plant and equipment	159,787	83,715	-	243,502	15,968	-	259,470
Intangible assets	(107,671)	(13,646)	-	(121,317)	(5,963)	-	(127,280)
Finance Lease obligations	(52,116)	(70,069)	-	(122,185)	(10,005)	-	(132,190)
	-	-	-	-	-	-	-

Unrecognized deferred tax assets / (liabilities)

	As at March 31, 2017	As at March 31, 2016
Deductible temporary differences	233,501	226,140
Unrecognized tax losses	876,297	2,681,751
	1,109,798	2,907,891

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

Income tax expense recognized in profit or loss

	March 31, 2017	March 31, 2016	March 31, 2015
Current tax expense / (benefit)
Current period	698	(135)	122

Deferred tax expense
Origination and reversal of temporary differences	-	-	139,960
Reversal of previously recognized tax losses	-	-	(139,960)

Total income tax expense / (benefit)	698	(135)	122

There are no income taxes directly recognized in other comprehensive income.

Reconciliation of effective tax rate

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before taxes is summarized below:

	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015
Profit before income taxes	643,097	438,318	375,380
Enacted tax rates in India	34.61%	34.61%	34.61%
Computed expected tax expense / (benefit)	222,563	151,693	129,869
Effect of:
Share based payment expense not deductible for tax purposes	2,919	8,657	1,999
Unrecognised deferred tax assets on losses incurred during the year (net of temporary differences, if any)	-	16,476	13,166
Unrecognized deferred tax asset on temporary differences	(20,812)	(18,067)	(76,796)
Difference on account differential tax rates in different jurisdictions	(723)	(212)	(2,251)
Expenses/income not taxable	(2,562)	(2,751)	(8,071)
Recognition of previously unrecognized tax losses	(200,687)	(155,931)	(57,794)
	698	(135)	122

11.	Inventories

	March 31, 2017	March 31, 2016
Trade inventories	1,181,987	741,432
	1,181,987	741,432

The inventories amounting to ₹ 1,154,013 (March 31, 2016: ₹ 741,432) are secured in connection with bank borrowings and overdraft.

12.	Trade and other receivables

Trade and other receivables comprise:

	March 31, 2017	March 31, 2016
(i) Trade receivables, net	6,950,563	5,497,289
(ii) Other receivables including deposits	1,820,501	1,802,539
(iii) Construction contract related accruals	10,628	61,624
	8,781,692	7,361,452

(i)	Trade receivables as of March 31, 2017 and March 31, 2016 are stated net of allowance for doubtful receivables. The Group maintains an allowance for doubtful receivables based on expected credit loss model. Trade receivables are not collateralized except to the extent of refundable deposits received from cybercafé franchisees and from cable television operators. The Group’s exposure to credit and currency risks and impairment losses related to trade and other receivables, excluding construction work in progress is disclosed in note 36. Trade receivables consist of:

	March 31, 2017	March 31, 2016
Trade receivables from related parties	-	-
Other trade receivables	7,184,753	5,706,354
	7,184,753	5,706,354
Less: Allowance for doubtful receivables	(234,190)	(209,065)
Balance at the end of the year	6,950,563	5,497,289

The activity in the allowance for doubtful accounts receivable is given below:

	For the year ended
	March 31, 2017	March 31, 2016
Balance at the beginning of the year	209,065	206,402
Add : Additional provision, net	383,534	1,82,161
Less : Bad debts written off	(358,409)	(1,79,498)
Balance at the end of the year	234,190	209,065

(ii)	Other receivables comprises of the following items:

	March 31, 2017	March 31, 2016
Advances and other deposits (Refer Note (a) below)	540,233	513,487
Withholding taxes (Refer Note (b) below)	1,280,268	1,289,052
	1,820,501	1,802,539
Financial assets included in other receivables	101,098	161,551

Notes:

a)	Advances and other deposits primarily comprises of receivables in the form of deposits, sales tax/VAT, service tax and other advances given in the ordinary course of business.

b)	Includes withholding taxes recoverable from the Department of Income-tax for which the Company has filed tax returns for refund. The Company expects to realize such refund of withholding taxes within the next 12 months.

13.	Prepayments for current assets

Prepayments for current assets comprise of the following:

	March 31, 2017	March 31, 2016
Prepayments for purchase of bandwidth	86,862	73,692
Prepayments related to insurance	8,123	905
Prepayments-others	178,531	1,46,175
Lease prepayments	17,263	15,480
	290,779	236,252

14.	Other investments

Other Investments comprise investment in unquoted equity instruments classified as financial assets at FVTOCI and investment in unquoted debt securities classified as financial assets at amortised cost. The details of such investments are given below:

	March 31, 2017	March 31, 2016
Investment in equity instruments – unquoted
Investment in equity shares of Vashi Railway Station Commercial Complex Limited	150	150
Investment in equity shares of Sarayu Clean Gen Private Limited	1,560	1,560
Investment in debt securities – unquoted
Investment in Attala Systems Corporation #	72,943	-
	74,653	1,710

# Unsecured convertible promissory note of $1,125 with Attala Systems Corporation, of which $ 750 (₹ 48,629) and $ 375 (₹ 24,314) matures on 17th October 2019 and 4th January 2020 respectively. The note bears interest at a rate of five percent (5%). The promissory note is convertible into equity securities under specific terms based on triggering events as defined in the agreement.

15.	Equity

No of shares

	Year ended March 31,
	2017	2016	2015
Issued as at April 01	178,530,787	178,530,787	178,530,787
Issued for cash	-	-	-
Issued for consideration other than cash	-	-	-
Exercise of share options	-	-	-
Issued as at March 31	178,530,787	178,530,787	178,530,787

In fiscal 2015, the authorized share capital of the Company was enhanced by an amount of ₹ 189,000. Consequently the authorized share capital is increased to ₹ 2,040,000 divided into 204,000,000 Equity Shares, having a par value ₹ 10 per share. The holders of ordinary shares are entitled to receive dividends from time to time and are entitled to vote at meetings of the Group. All shares rank equally with regard to Group’s residual assets. 125,000,000 Equity shares are ₹ 7.75 (March 31, 2016: ₹ 7) paid up per share.

The directors recommended a dividend of ₹ 1.2 per paid up Equity Share of ₹ 10 each for the year 2016-17 (2015-16: ₹ 1 per paid up Equity share of ₹ 10 each) and is subject to approval by the shareholders at the Annual General Meeting to be held on July 6, 2017. The dividend involved a cash outflow of ₹ 173,398 towards dividend and ₹ 35,300 towards dividend distribution tax aggregating a total outflow of ₹ 208,698 (Previous year: ₹ 141,030 towards dividend and ₹ 28,710 towards dividend distribution tax aggregating a total outflow of ₹ 169,740).

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

The Group leases routers and other equipment under finance lease arrangements. The following is a schedule of future minimum finance lease commitments as at March 31, 2017:

	March 31, 2017			March 31, 2016
	Future minimum lease payments	Interest	Present value minimum lease payments	Future minimum lease payments	Interest	Present value minimum lease payments
Less than one year	367,620	34,137	333,483	635,907	(78,289)	557,618
Between one and five years	210,026	24,290	185,736	439,240	(43,547)	395,693
Total	577,646	58,427	519,219	10,75,147	(1,21,836)	9,53,311

17.	Employee benefits
	March 31, 2017	March 31, 2016
Gratuity payable	89,114	56,212
Compensated absences	38,184	38,724
	127,298	94,936

Gratuity cost

The components of gratuity costs recognized in the consolidated income statement for the years ending March 31, 2017, March 31, 2016 and March 31, 2015 consist of the following:

	March 31, 2017	March 31, 2016	March 31, 2015
Service cost	19,154	16,215	12,089
Interest cost	6,880	6,178	4,319
Interest income	(2,667)	(2,590)	(2,950)
	23,367	19,803	13,458

Details of employee benefit obligation and plan asset are as follows:

	March 31, 2017	March 31, 2016
Present value of projected benefit obligation at the end of the year	109,826	91,801
Funded status of the plans	(20,712)	(35,589)
Recognized (asset) / liability	89,114	56,212

The following table set out the status of the gratuity plan:

Change in defined benefit obligation	March 31, 2017	March 31, 2016	March 31, 2015
Projected benefit obligation at the beginning of the year	91,801	79,038	53,369
Service cost	19,154	16,215	12,089
Interest cost	6,880	6,178	4,319
Remeasurements - Actuarial (gain) / loss	2,250	(1,325)	17,852
Benefits paid	(10,259)	(8,305)	(8,591)
Projected benefit obligation at the end of the year	109,826	91,801	79,038

Change in plan assets	March 31, 2017	March 31, 2016	March 31, 2015
Fair value of plan assets at the beginning of the year	35,589	33,135	40,626
Interest income	2,667	2,590	2,950
Remeasurements – return on plan assets excluding amounts included in interest income	(14,785)	66	(2,950)
Employer contributions	7,500	8,103	1,100
Benefits paid	(10,259)	(8,305)	(8,591)
Fair value of plan assets at the end of the year	20,712	35,589	33,135

Actual return on plan assets	(12,118)	2,656	-

Actuarial assumptions at end of the year:

The principal actuarial assumptions as on March 31, 2017, 2016 and 2015 were as follows:

	March 31, 2017	March 31, 2016	March 31, 2015
Discount rate	6.85% P.a	7.50% P.a	7.80% P.a
Long-term rate of compensation increase	7.00% P.a	7.00% P.a	7.00% P.a
Expected long term rate of return on plan assets	7.00% P.a	8.00% P.a	8.00% P.a
Average future working life time	4.39 years	4.40 years	4.90 years

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

The Group assesses these assumptions with the projected long-term plans of growth and prevalent industry standards.

Contributions: The Group expects to contribute ₹ 20,000 (March 31, 2016: ₹ 20,000) to its gratuity fund during the year ending March 31, 2017.

The expected benefit payments to be made in the next few years are as under:

Year	March 31, 2017	March 31, 2016
1 Year	19,534	17,053
2 to 5 years	66,704	57,583
6 to 10 years	45,103	37,879
More than 10 years	28,171	25,090

Plan assets: The Gratuity plan’s weighted-average asset allocation at March 31, 2017 and March 31, 2016, by asset category is as follows:

	March 31, 2017	March 31, 2016
Funds managed by insurers	100%	100%

Remeasurements of the net defined benefit liability recognized in other comprehensive income

Amount recognized in other comprehensive income for the years ending March 31, 2017, 2016 and 2015 are as follows:

	March 31, 2017	March 31, 2016	March 31, 2015
Remeasurements of the net defined benefit liability
Actuarial (gain)/loss
- Change in demographic assumptions	-	-	-
- change in financial assumptions	3,271	1,250	-
- experience variance	(1,021)	(2,575)	17,852
- return on plan assets, excluding amounts recognized in net interest expense/ income	14,785	(66)	3,245
	17,035	(1,391)	21,097

Sensitivity Analysis of significant actuarial assumption

Sensitivity analysis for the defined benefit obligations will increase/ decrease by the amounts mentioned below if there is a variation of 100 basis points in the discount rate and salary escalation rate.

	Discount rate		Salary escalation rate
	Increase by 100 bps (₹ ‘000s)	Decrease by 100 bps (₹ ‘000s)	Increase by 100 bps (₹ ‘000s)	Decrease by 100 bps (₹ ‘000s)
Present Value of Defined Benefit Obligation	104,867	115,231	114,587	105,286

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

Contributions to defined contribution plans

In accordance with Indian law, all employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and employer make monthly contributions to the plan, each equal to a specified percentage of employee’s basic salary. The Group has no further obligations under the plan beyond its monthly contributions. The Group contributed ₹ 85,006, ₹73,902 and ₹ 63,949 for the years ended March 31, 2017, 2016 and 2015. The Group has contributed to 401(K) plan on behalf of eligible employees amounting to ₹ 9,728 (March 31, 2016: Nil) during the year ended March 31, 2017.

18.	Other liabilities

	March 31, 2017	March 31, 2016
Deferred income and other liabilities	636,566	586,711
	636,566	586,711

Financial liabilities included in other liabilities	201,679	205,187

19.	Borrowings
	March 31, 2017	March 31, 2016
Current
Term bank loans (Refer note 1 below)	260,632	306,625
Other working capital facilities (Refer note 2 below)	1,645,971	1,156,156
Borrowings from others (Refer note 3 below)	622,641	389,444
	2,529,244	1,852,225
Non current
Term bank loans (Refer note 1 below)	660,473	756,435
Borrowings from others (Refer note 3 below)	221,361	238,977
	881,834	995,412

The Group has borrowings which include:

1.	The term loans bear interest rate ranging from 3.50% to 4.50% plus 6 months LIBOR in the case of Foreign currency term loans and 9.30 % to 12.00% for others (March 31, 2016 - 10.85% to 12.00%) and repayable in equal quarterly installments within a tenor of 3 to 5 years after moratorium periods ranging from 6 months to one year in certain cases.

Of total balance, an amount of ₹ 137,500 is primarily secured by charge on movable fixed assets funded by term loan and also collaterally secured by extension of EM of title deeds of property at Noida in the name of M/s Pace Info Com Park Pvt Ltd (Merged with the Sify from 1st April 2014). An amount of ₹ 654,299 is primarily secured by EM of title deeds of property of the company at Rabale at Mumbai and plant and machinery at Rabale Data Center 4th floor and the balance ₹ 129,306 is secured by property at Vashi in Mumbai.

2.	Working capital facilities:

(a)	Cash credit facilities amounting to ₹ 2,505,903, bank guarantees and all non fund facilities availed by the Group are primarily secured by way of pari-passu first charge on the entire current assets of the Group to all working capital bankers under consortium.

(b)	In addition to the above, out of these Cash Credit facilities,

(i)  exposure amounting to ₹ 1,598,032 is collaterally secured by way of pari-passu charge on the unencumbered movable fixed assets of the Group, both present and future.

(ii)  exposure amounting to ₹ 1,052,478 is collaterally secured by way of equitable mortgage over the properties at Tidel Park, Chennai and Vashi, Vile Parle at Mumbai

(iii) exposure amounting to ₹ 907,871 is collaterally secured by equitable mortgage over the land and building at Noida, Uttar Pradesh and

(iv) the exposure amounting to ₹ 220,000 is collaterally secured by equitable mortgage over the Vashi property at Mumbai.

(c)	These working capital facilities bear interest ranging from 3.25% (plus LIBOR) to 11.50% p.a. [March 31, 2016 - 3.25% (plus LIBOR) to 12.00% p.a.] and these facilities are subject to renewal annually.

3.	Borrowings from others include secured borrowings, that are secured against relevant assets and unsecured borrowings. These loans carry an interest rate ranging from 9.00% p.a to 12.50% p.a. (March 31, 2016 - 10% p.a. to 13% p.a.)

20.	Trade and other payables

	March 31, 2017	March 31, 2016
Trade payables	2,740,550	1,923,557
Advance from customers	375,810	152,539
Accrued expenses	2,707,123	2,339,623
Other payables	544,124	385,864
	6,367,607	4,801,583

Financial liabilities included in trade and other payables	5,684,900	4,712,101

21.	Deferred income

	March 31, 2017	March 31, 2016
Deferred income	1,216,706	1,097,150
	1,216,706	1,097,150
22.	Revenue
	Year ended
	March 31, 2017	March 31, 2016	March 31, 2015
Rendering of services
Service revenue*	13,284,271	12,393,645	10,326,821
Installation service revenue	3,749,051	1,704,937	1,740,921
	17,033,322	14,098,582	12,067,742
Sale of products	1,398,698	936,314	796,872
	18,432,020	1,50,34,896	12,864,614

* Including revenue arising from construction contracts (refer to note 23) and revenue from operating leases amount to ₹ 394,100 (March 31, 2017), ₹391,500 (March 31, 2016) and ₹285,745 (March 31, 2015) (refer to note 30)

23.	Construction contracts in progress

	Year ended
	March 31, 2017	March 31, 2016	March 31, 2015

Contract revenue recognized for the year	-	21,852	129,411
Aggregate amounts of costs incurred and recognized profits (less recognized losses) upto the reporting date for contracts in progress	-	48,315	101,403
Amount of retentions	-	-	-
Gross amount due from customers for contract work presented as an asset	-	48,315	126,806

24.	Cost of goods sold and services rendered

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

25.	Selling, general and administrative expenses
	Year ended
	March 31, 2017	March 31, 2016	March 31, 2015

Personnel expenses	1,236,206	1,057,439	866,798
Marketing and promotion expenses	278,638	288,164	206,575
Administrative and other expenses*	2,476,429	2,133,684	2,058,667
	3,991,273	3,479,287	3,132,040

* Includes net foreign exchange loss of Nil, ₹ 6,218 and ₹ 3,371 for the years ended March 31, 2017, 2016 and 2015 respectively

26.	Personnel expenses
	Year ended
	March 31, 2017	March 31, 2016	March 31, 2015
Salaries and wages	1,995,635	1,756,945	1,473,371
Contribution to provident fund and other funds	118,101	93,706	77,112
Staff welfare expenses	28,236	16,698	18,148
Employee stock compensation expense	17,638	51,986	11,718
	2,159,610	1,919,335	1,580,349
Attributable to cost of goods sold and services rendered	923,404	861,896	713,551
Attributable to selling, general and administrative expenses	1,236,206	1,057,439	866,798

27.	Share-based payments

Share based payments are designed as equity-settled plans. Under the equity settled plans, the Group had issued stock options under Associate Stock Option Plan (ASOP) 1999, ASOP 2000, ASOP 2002, ASOP 2005, ASOP 2007 and ASOP 2014. Each option entitles the holder to purchase one American Depository Share (ADS) at an exercise price determined by the Compensation committee on the date of the grant. There are no options outstanding in respect of ASOP 1999, ASOP 2000, ASOP 2002, ASOP 2005 and ASOP 2007 plans as at March 31, 2017. Our stock option plans are detailed as under:

Associate Stock Option Plan 2014

In July 2014, the Shareholders of the Group approved a new scheme for allotment of stock options to employees, the Associate Stock Option Plan 2014. 25,000,000 shares are reserved for this plan. Consequently 5,870,800 options were granted to the employees on January 20, 2015. The Group has granted additional 525,000 and 184,300 options to employees during the year 2016-17 and 2015-16 respectively.

The options vest in the following manner:

4,304,600 Options (Option Plan I):                  3/5th of the options vest at the end of one year from the date of grant. The remaining 2/5th vests at the end of every half year during second and third years from the date of grant in four equal instalments

487,700 Options (Option Plan II):                   2/5th of the options vest at the end of one year from the date of grant. The remaining 3/5th vests at the end of every half year during second, third and fourth years in six equal instalments

1,787,800 Options (Option Plan III):               2/5th of the options vest at the end of two years from the date of grant. The remaining 3/5th vests at the end of every half year during third, fourth and fifth years in six equal instalments.

The stock options can be exercised within a period of twelve months from the date of last vesting.

As the number of stock options and the price of those options were made known to each allottee, the Plan has been considered as a fixed price grant. Stock option activity under the ASOP 2014 and ASOP 2007 Plan is as follows:

No. of options granted, exercised and forfeited	Number of options	Weighted average exercise price in ₹	Number of options	Weighted average exercise price in ₹	Number of options	Weighted average exercise price in ₹
	2017	2017	2016	2016	2015	2015
Outstanding at the beginning of the year	5,665,800	79.10	5,870,800	79.10	30,000	98.24
Granted during the year	525,000	58.69	184,300	79.10	5,870,800	79.10
Forfeited during the year	(353,400)	79.10	(389,300)	79.10	-	-
Expired during the year	-	-	-	-	(30,000)	98.24
Exercised during the year	-	-	-	-	-	-
Outstanding at the end of the year	5,837,400	73.55	5,665,800	79.10	5,870,800	79.10
Exercisable at the end of the year	3,711,130	79.14	2,544,180	79.10	5,870,800	79.10

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

A summary of information about fixed price stock options outstanding with respect to ASOP 2014 is furnished below:

As at	Range of exercise price in ₹	Number outstanding at March 31	Weighted average exercise price in ₹	Weighted average remaining contractual life	Number exercisable at March 31	Weighted average exercise price In ₹
March 31, 2017	60.60 – 82.00	5,837,400	60.60 – 82.00	1.80 – 5.79 years	3,711,130	79.14
March 31, 2016	79.10	5,665,800	79.10	2.81 - 5.81 years	2,544,180	79.10

The assumptions used in Black Scholes model to arrive at the fair value on grant date are as summarized below:

Grant date	Oct 19, 2016	Jan 25, 2017
Option plan	Option plan III	Option plan III
Options granted	50,000	475,000
Assumptions
Market price (₹)	74.00	64.07
Exercise price (₹)	66.60	57.66
Expected term	2 – 5 years	2 – 5 years
Volatility	35.1% - 55.8%	40.6% - 48.6%
Dividend yield	10%	10%
Discount rate	3%	3%

28.	Financial income and expense
	Year ended
	March 31, 2017	March 31, 2016	March 31, 2015
Interest income on bank deposits	26,463	28,015	31,740
Others	96,121	17,422	29,618
Finance income	122,584	45,437	61,358
Interest expense on lease obligations	88,138	126,434	154,302
Bank charges (including letter of credit, bill discounting and buyer’s credit charges)	93,698	126,339	100,516
Interest expense on borrowings	255,273	312,939	257,475
Finance expense	(437,109)	(565,712)	(512,293)
Net finance income / (expense) recognized in profit or loss	(314,525)	(520,275)	(450,935)

29.	Earnings per share

The calculation of basic earnings per share for the years ended March 31, 2017, 2016 and 2015 is based on the profit / (loss) attributable to ordinary shareholders of ₹ 642,399, ₹ 438,453 and ₹ 375,258 respectively and a weighted average number of shares outstanding of 144,498,253, 141,030,787 and 141,030,787 respectively, calculated as follows:

	Year ended
	March 31, 2017	March 31, 2016	March 31, 2015
Net profit – as reported	642,399	438,453	375,258

Weighted average number of shares – basic	144,498,253	141,030,787	141,030,787
Basic earnings per share	4.45	3.11	2.66

Weighted average number of shares – diluted	144,498,253	141,395,346	141,155,888
Diluted earnings per share	4.45	3.10	2.65

Weighted average number of ordinary shares basic

	Year ended March 31,
	2017	2016	2015
Issued fully paid ordinary shares at April 01	53,530,787	53,530,787	53,530,787
Effect of shares issued on exercise of stock options
Effect of partly paid shares (Note 1)	90,967,466	87,500,000	87,500,000
Weighted average number of equity shares and equivalent shares outstanding	144,498,253	141,030,787	141,030,787

Weighted average number of ordinary shares diluted

	Year ended March 31,
	2017	2016	2015
Weighted average number of ordinary shares (basic)	144,498,253	141,030,787	141,030,787
Effect of stock options (Note 2)	-	364,559	1,25,101
Weighted average number of equity shares outstanding (diluted)	144,498,253	141,395,346	141,155,888

Note 1:  During the year ended March 31, 2011, 125,000,000 ordinary shares were issued to the existing promoter group on a private placement basis. As of March 31, 2017, these shares were partly paid up to the extent of ₹ 7.75 (March 31, 2016 : ₹ 7) per share. Refer note 15 to the consolidated financial statements.

Note 2: The Group has issued Associated Stock Options (ASOP 2014 - Refer Note 27) of which 5,837,400 options are outstanding as at March 31, 2017. These could potentially dilute basic earnings per share in the future but are not included in calculation of diluted earnings per share during current year, as they are anti-dilutive.

30.	Operating leases

The Group leases office buildings and other equipment under operating lease arrangements that are renewable on a periodic basis at the option of both the lessor and the lessee. Some of the leases include rent escalation clauses. Rental expenses under these leases were ₹ 424,829, ₹ 400,026 and ₹ 370,340 for the years ended March 31, 2017, 2016 and 2015 respectively. The schedule of future minimum rental payments in respect of operating leases is set out below:

As at March 31, 2017

Lease obligations	Total	Less than 1 year	1-5 years	More than 5 years
Non-cancellable operating lease obligations	1,102,328	111,469	477,441	513,418

As at March 31, 2016

Lease obligations	Total	Less than 1 year	1-5 years	More than 5 years
Non-cancellable operating lease obligations	1,201,886	99,558	462,045	640,283

Operating lease income:

The company has given plant and machinery under operating lease arrangements to its customers the period of which are generally up to 5 years. The schedule of minimum lease rental incomes in respect of these operating lease arrangements are given below:

	As at March 31, 2017	As at March 31, 2016
Receivables not later than one year	207,266	264,821
Receivables later than one year and not later than five years	23,746	155,740
	231,012	420,561

31.   Segment reporting

The operating segments of the Group are as under:

Telecom services - Domestic data, international data wholesale voice and network managed services

Data Center and IT Services

Data Center services:  Co-location services

Cloud and managed services: IT infra services, IT transformation services, remote and onsite infrastructure managed services and delivery platforms

Technology integration services: Data Center build, network integration, information security, end user computing and collaborative tools and solutions

Applications integration services: Application development and maintenance, application testing, mobility solutions, eLearning, portals, online assessment tools, process and automation.

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

The Group’s operating segment information for the years ended March 31, 2017, 2016 and 2015, are presented below:

Year ended March 31, 2017

		Data Center and IT services*
	Telecom Services (A)	Data Center Services (i)	Cloud and Managed Services (ii)	Technology Integration Services (iii)	Applications Integration Services (iv)	Total (B)= (i)+(ii)+(iii)+(iv)	Total (C) = (A)+(B)
Segment revenue	10,173,014	1,975,076	919,960	2,687,852	2,676,118	8,259,006	18,432,020
Allocated segment expenses	(8,050,025)	(1,489,135)	(824,979)	(2,306,170)	(2,186,512)	(6,806,796)	(14,856,821)
Segment operating income / (loss)	2,122,989	485,941	94,981	381,682	489,606	1,452,210	3,575,199
Unallocated expenses:
Selling, general and administrative expenses							(1004,673)
Depreciation and amortization							(1,758,776)
Other income / (expense), net							145,872
Finance income							122,584
Finance expenses							(437,109)
Profit / (loss) before tax							643,097
Income tax (expense) / benefit							(698)
Profit / (loss) for the year							642,399

*The Chief Operating Decision Maker (CODM) has evaluated and grouped Data Center services, cloud and managed services, technology integration services and applications integration services into Data Center and IT services. There are no changes in the components of Telecom service segment. Accordingly, the segment information has been presented.

Year ended March 31, 2016

		Data Center and IT services
	Telecom Services (A)	Data Center Services (i)	Cloud and Managed Services (ii)	Technology Integration Services* (iii)	Applications Integration Services* (iv)	Total (B)= (i)+(ii)+(iii)+(iv)	Total (C) = (A)+(B)
Segment revenue	9,549,289	1,522,944	941,204	1,705,702	1,315,757	5,485,607	15,034,896
Allocated segment expenses	(7,342,032)	(1,165,293)	(767,109)	(1,419,287)	(999,765)	(4,351,454)	(11,693,486)
Segment operating income / (loss)	2,207,257	357,651	174,095	286,415	315,992	1,134,153	3,341,410
Unallocated expenses:
Selling, general and administrative expenses							(889,665)
Depreciation and amortization							(1,598,037)
Other income / (expense), net							104,885
Finance income							45,437
Finance expenses							(565,712)
Profit / (loss) before tax							438,318
Income tax (expense) / benefit							135
Profit / (loss) for the year							438,453

Year ended March 31, 2015

		Data Center and IT services
	Telecom Services (A)	Data Center Services (i)	Cloud and Managed Services (ii)	Technology Integration Services* (iii)	Applications Integration Services* (iv)	Total (B)= (i)+(ii)+(iii)+(iv)	Total (C) = (A)+(B)
Segment revenue	8,461,006	1,276,767	621,826	1,054,761	1,450,254	4,403,608	12,864,614
Allocated segment expenses	(6,263,126)	(1,128,056)	(504,113)	(1,252,310)	(972,088)	(3,856,567)	(10,119,693)
Segment operating income / (loss)	2,197,880	148,711	117,713	(197,549)	478,166	547,041	2,744,921
Unallocated expenses:
Selling, general and administrative expenses							(739,659)
Depreciation and amortization							(1,271,806)
Other income / (expense), net							92,859
Finance income							61,358
Finance expenses							(512,293)
Profit / (loss) before tax							375,380
Income tax (expense) / benefit							(122)
Profit / (loss) for the year							375,258

*We have been historically including the results of Digital Certification services under the Technology Integration Services segment. The industry in which this product competes has witnessed newer competitions, business models resulting in dynamic market changes. In order to leverage the versatility and the organizational capability, the Chief Operations Decision Maker (CODM) has evaluated options of reorganizing this product into Applications Integration Services segment with effect from April 1, 2016. This will enable the product to address customers across segments, achieve better marketability, flexibility and scale. The corresponding revenue and costs of this product have been regrouped under the respective segments. Consequently, the figures for the years ended March 31, 2016 and March 31, 2015 are adjusted accordingly.

The reclassification of components of operating segments did not have any effect on reported operating income, profit before income taxes, net income or per share amounts. The following table provides the amounts reclassified for prior period.

Operating revenue reclassification for the year ended March 31, 2016 and March 31, 2015:

Particulars	March 31, 2016		March 31, 2015
	Technology Integration Services	Applications Integration Services	Technology Integration Services	Applications Integration Services
As previously reported	2,038,699	982,760	1,466,597	1,038,418
Reclassification of Digital certification services	(332,997)	332,997	(411,836)	411,836
Revised Segment revenue	1,705,702	1,315,757	1,054,761	1,450,254

Operating costs reclassification for the year ended March 31, 2016 and March 31, 2015:

Particulars	March 31, 2016		March 31, 2015
	Technology Integration Services	Applications Integration Services	Technology Integration Services	Applications Integration Services
As previously reported	1,547,586	871,466	1,431,832	792,566
Reclassification of Digital certification services	(128,299)	128,299	(179,522)	179,522
Revised Segment costs	1,419,287	999,765	1,252,310	972,088

Geographic segments

The Group has two geographic segments India and rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

Description	India	Rest of the world	Total
Revenues
Year ended March 31, 2017	13,441,211	4,990,809	18,432,020
Year ended March 31, 2016	9,860,427	5,174,469	15,034,896
Year ended March 31, 2015	8,558,028	4,306,586	12,864,614

The Group does not disclose information relating to non-current assets located in India and rest of the world as the necessary information is not available and the cost to develop it would be excessive.

The revenue from transactions with a single external customer did not exceed 10% of the total revenue of the Group for each of the three years ended March 31, 2017, 2016 and 2015.

32.	Contingencies

a)	During the previous years, the Group had received assessment orders from the Income-tax Department of India for various financial years disallowing certain expenditure like bandwidth charges and foreign currency payments for non-deduction of withholding taxes. The Company appealed against those order before Commissioner of Income Tax (Appeals) (CIT(A)) and received favourable orders. The department has filed appeals before Income Tax Appellate Tribunal (ITAT) disputing CIT(A) orders. The Group believes that the appeal by the department is not sustainable and consequently no loss contingency is necessary as at March 31, 2017. Income tax claims against the company as at March 31, 2017 amounted to ₹ 113,608 (March 31, 2016: ₹ 113,608).

b)	Contingencies due to certain service tax claims as at March 31, 2017 amounted to ₹ 516,736 (March 31, 2016: ₹ 505,264) and sales tax claims amounted to ₹ 13,845 (March 31, 2016: ₹13,845).

c)	The Group during the year ended March 31, 2009 entered into a contract with Emirates Integrated Telecom for the construction and supply of capacity from the Europe India Gateway. As per the contract with Emirates, the Group is required to pay its share of decommissioning costs if any that may arise in the future. No provision has been made by the Group for such decommissioning costs as the amount of provision cannot be measured reliably as at March 31, 2017.

d)	Effective 2012-13, the Company has participated in the Export Promotion Capital Goods Scheme (“the scheme”) under which capital equipment is permitted to be imported against a specific licence at a substantially reduced customs duty, subject to fulfilment of obligation to export services rendered by use of capital equipment imported under the scheme to the extent of over 6 times (March 31,2016: 6 times) the value of duty saved over a period of 6 years (March 31,2016: 6 years) from the date of obtaining the licence. In case of failure to meet the export obligation, the company would be liable to pay the differential between the normal duty and the duty saved under the scheme along with interest.

As of March 31, 2017, the company is holding 30 (March 31, 2016: 31) licenses with a corresponding export obligation of ₹ 2,391,737 (March 31, 2016: ₹ 1,837,325). Considering the track record of the exports, the Company believes it would be able to meet the export obligation within the time frame and would not be exposed to any liability on account of the above scheme.

e)	In respect of contingencies arising on legal proceedings, refer to Note 33.

33.	Legal proceedings

a)	Proceedings before Department of Telecommunications

(i)	License fees

•	On October 12, 2009 (as later clarified by the DoT), the Department of Telecommunications (‘DOT’) raised a demand on Sify Technologies for ₹ 14,000 after correcting the arithmetical error in the assessment letter.

•	On February 26, 2010 DOT raised a demand on Sify Communications (erstwhile subsidiary merged with Sify Technologies Limited) for ₹ 26,000.

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

On a related matter, the service providers had approached TDSAT (the ‘Tribunal’) on what items of income are liable for calculation of license fee and what all items of income on which license fees are not liable to be paid. The Tribunal by its order dated April 23, 2015 held that revenue from sale of scrap, treasury income etc are to be included as part of AGR. The Tribunal has also passed an order asking DOT to levy at most nominal amount as token penalty with interest if permissible at the lower rates. The Company had approached Honourable High Court of Madras (Court) in 2013 by filing a writ petition prohibiting Department of Telecommunications (DOT) from levying license fee on non-licensed activities. An interim order was passed by the Court restraining DOT from recovering license fee in respect of non- telecom activities for the writ petition filed in 2013. Also, the Group has received notices for earlier years from DoT claiming Licence fee on the total Income (including income from Non Licensed activities). The Group has replied to these notices stating that licence fees are not payable on income from non-licensed activities. The Group believes that it has adequate legal defenses against these notices and that the ultimate outcome of these actions may not have a material adverse effect on the Group's financial position and result of operations.

(ii)	The present license for ISP under unified license issued by DOT on June 2, 2014 provides for payment of License fee on pure Internet services. However, the company through Internet Service Providers Association of India (ISPAI) challenged the said clause before TDSAT. TDSAT passed a stay order on DOT from charging the licence fee on pure Internet services. The group has appropriately accounted for any adverse effect that may arise in this regard in the books of account.

b)	The Company is party to additional legal actions arising in the ordinary course of business. Based on the available information as at March 31, 2017, the Company believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect. However in the event of adverse judgment in all these cases, the maximum financial exposure would be ₹ 37,429 (March 31, 2016: ₹ 19,700)

34.	Related parties

The related parties where control / significant influence exists are subsidiaries and associates. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director whether executive or otherwise. Key management personnel includes the board of directors and other senior management executives. The other related parties are those with whom the Group has had transaction during the years ended March 31, 2017, 2016 and 2015 are as follows:

Particulars	Country of incorporation	% of Ownership interest
		March 31, 2017	March 31, 2016
Holding Company
Infinity Satcom Universal Private Limited	India	-	-
Raju Vegesna Infotech & Industries Private Limited (Subsidiary of Infinity Satcom Universal Private Limited)	India	-	-
Ramanand Core Investment Company Private Limited (Subsidiary of Raju Vegesna Infotech & Industries Private Limited)	India	-	-
Subsidiaries
Sify Technologies (Singapore) Pte. Limited	Singapore	100	100
Sify Technologies North America Corporation	USA	100	100
Sify Data and Managed Services Limited	India	100	100

The following is a summary of the related party transactions for the year ended March 31, 2017:

Transactions	Holding Company	Associates	Others	Key Management Personnel
Consultancy services received	-	-	-	240
Sitting fees paid	-	-	-	1,410
Salaries and other short term benefits	-	-	-	40,053
Contributions to defined contribution plans	-	-	-	1,642
Share based payment transactions	-	-	-	3,752
Lease rentals paid**	1,035	-	4,385	-
Dividend paid	102,030	-	13,903	-
Call money received	300,000	-	-	-
Amount of outstanding balances
Advance lease rentals and refundable deposits made**	-	-	2,558	-
Lease rentals payable**	-	-	413	-

The following is a summary of the related party transactions for the year ended March 31, 2016:

Transactions	Holding Company	Associates	Others	Key Management Personnel
Consultancy services received	-	-	-	240
Sitting fees paid	-	-	-	2,050
Salaries and other short term benefits	-	-	-	52,576
Contributions to defined contribution plans	-	-	-	1,481
Share based payment transactions	-	-	-	14,170
Lease rentals paid**	923	-	3,898	-
Dividend paid	102,030	-	14,481	-
Amount of outstanding balances
Advance lease rentals and refundable deposits made**	-	-	2,558	-
Lease rentals payable**	-	-	258	-

The following is a summary of the related party transactions for the year ended March 31, 2015:

Transactions	Holding Company	Associates	Others	Key Management Personnel
Consultancy services received	-	-	-	240
Sitting fees paid	-	-	-	1,910
Salaries and other short term benefits	-	-	-	52,317
Contributions to defined contribution plans	-	-	-	1,305
Share based payment transactions	-	-	-	3,736
Lease rentals paid**	923	-	3,898	-
Dividend paid	97,689	-	-	-
Amount of outstanding balances
Advance lease rentals and refundable deposits made**	-	-	2,558	-
Lease rentals payable**	-	-	121	-

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

During the year 2011-12, the Company had entered into a lease agreement with M/s Raju Vegesna Developers Private Limited, a Company in which Mr Ananda Raju Vegesna, Executive Director of the Company and Mr Raju Vegesna, CEO, Chairman and Managing director of the Company exercise significant influence, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 30 (Rupees Thirty Thousand Only) per month. Subsequently, the Company entered into an amendment agreement with effect from April 1, 2013, providing for the automatic renewal for further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years

During the year 2010-11, the Company had entered into a lease agreement with Ms Radhika Vegesna, daughter of Mr Ananda Raju Vegesna, Executive Director of the company, to lease the premises owned by her for a period of three years effective June 1, 2010 on a rent of ₹294 (Rupees Two Ninety Four Thousand Only) per month and payment of refundable security deposit of ₹2,558. This arrangement will automatically be renewed for a further period of two blocks of three years with all the terms remaining unchanged.

35.	Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by each category as at March 31, 2017 were as follows:

Particulars	Note	Financial assets/ liabilities at amortised costs	Financial assets / liabilities at FVTPL	Financial assets / liabilities at FVTOCI	Total carrying value	Total fair value
Assets
Cash and cash equivalents	7	1,884,265	-	-	1,884,265	1,884,265
Other assets	9	213,424	-	-	213,424	213,424
Trade receivables	12	6,950,563	-	-	6,950,563	6,950,563
Other receivables	12	101,098	-	-	101,098	101,098
Other investments	14	72,943	-	1,710	74,653	74,653
Liabilities
Bank overdraft	7	991,161	-	-	991,161	991,161
Finance lease liabilities	16	519,219	-	-	519,219	519,219
Other liabilities	18	201,679	-	-	201,679	201,679
Borrowings from banks	19	2,567,076	-	-	2,567,076	2,567,076
Borrowings from others	19	844,002	-	-	844,002	844,002
Trade and other payables	20	5,648,740	-	-	5,648,740	5,648,740
Derivative financial liabilities	20	-	36,160	-	36,160	36,160

The carrying value and fair value of financial instruments by each category as at March 31, 2016 were as follows:

Particulars	Note	Financial assets/ liabilities at amortised costs	Financial assets / liabilities at FVTPL	Financial assets / liabilities at FVTOCI	Total carrying value	Total fair value
Assets
Cash and cash equivalents	7	1,735,880	-	-	1,735,880	1,735,880
Other assets	9	179,580	-	-	179,580	179,580
Trade receivables	12	5,497,289	-	-	5,497,289	5,497,289
Other receivables	12	161,551	-	-	161,551	161,551
Other investments	14	-	-	1,710	1,710	1,710
Liabilities
Bank overdraft	7	719,767	-	-	719,767	719,767
Finance lease liabilities	16	953,311	-	-	953,311	953,311
Other liabilities	18	205,187	-	-	205,187	205,187
Borrowings from banks	19	2,219,216	-	-	2,219,216	2,219,216
Borrowings from others	19	628,421	-	-	628,421	628,421
Trade and other payables	20	4,655,605	-	-	4,655,605	4,655,605
Derivative financial liabilities	20	-	56,496	-	56,496	56,496

Details of financial assets hypothecated as collateral

The carrying amount of financial assets as at March 31, 2017 and 2016 that the Group has provided as collateral for obtaining borrowings and other facilities from its bankers are as follows:

	As of
	March 31, 2017	March 31, 2016
Cash and cash equivalents	1,654,634	1,483,048
Other assets	209,742	178,337
Trade receivables	6,856,976	5,430,096
Other receivables	100,457	150,560
	8,821,809	7,242,041

Derivative financial instruments

(a)	Forwards and options

Foreign exchange forward contracts and options are purchased to mitigate the risk of changes in foreign exchange rates associated with certain payables, receivables and forecasted transactions denominated in certain foreign currencies. These derivative contracts do not qualify for hedge accounting under IFRS 9, and are initially recognized at fair value on the date the contract is entered into and subsequently re-measured at their fair value. Gains or losses arising from changes in the fair value of the derivative contracts are recognized immediately in profit or loss. The counterparties for these contracts are generally banks or financial institutions. The following table gives details in respect of the notional amount of outstanding foreign exchange contracts as at March 31, 2017 and 2016.

	As of
	March 31, 2017	March 31, 2016
Forward contracts
In U.S. Dollars (Sell)	3,000	3,000
In U.S. Dollars (Buy)	9,800	-

The Company recognized a net loss on the forward contracts of ₹ 14,338 (March 31, 2016: ₹ 272 – Net gain) for the year ended March 31, 2017.

The forward exchange contracts and option contracts mature between one and twelve months. The table below summarizes the notional amounts of derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

	As of
	March 31, 2017	March 31, 2016
Sell:	(US $)	(US $)
Not later than one month	500	500
Later than one month and not later than three months	1,000	1,000
Later than three months and not later than six months	1,500	1,500
Later than six months and not later than one year	-	-

Buy:	(US $)	(US $)
Not later than one month	3,500	-
Later than one month and not later than three months	700	-
Later than three months and not later than six months	5,600	-
Later than six months and not later than one year	-	-

(b)	Cross Currency Swap:

In order to hedge against the variability in foreign currency cash flows, the company has entered into Cross Currency Swap (Principle Only Swap) arrangement with the bank where in, the Company pays fixed US $ and receives Fixed ₹ principal and interest cash flows. The period of the swap contract is co-terminus with the period of the underlying term loan. The Company has designated such derivative at Fair Value through profit or loss and the gains or loss arising on the fair valuation of the said derivative is recognized in the Statement of income.

The details of outstanding cross currency swap contracts as of March 31, 2017 are as under:

	As of
	March 31, 2017		March 31, 2016
	Payable (US $)	Receivable (₹)	Payable (US $)	Receivable (₹)
Cross Currency Swap (US$)	2,213	137,500	8,645	547,574

The maturity of these contracts extends till five years. The table below summarizes the cash flows (principal and interest) of these derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

	As of
	March 31, 2017		March 31, 2016
	Payable (US $)	Receivable (₹)	Payable (US $)	Receivable (₹)

Less than 1 year	946	65,101	4,881	333,796
One to two years	887	58,743	3,059	202,959
Two to three years	626	39,884	887	58,743
Three to four years	-	-	626	39,884
Four to five years	-	-	-	-
Total cash flows	2,459	163,728	9,453	635,382

The Group recognized a net gain on the cross currency swaps of ₹ 27,690 [March 31, 2016: ₹ 10,409 (loss)] for the year ended March 31, 2017.

(c)	Interest Rate Swap:

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

The maturity of these contracts extends till five years. The table below summarizes the cash flows (interest) of these derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

	As of
	March 31, 2017		March 31, 2016
	Receivable (US $)	Payable (US $)	Receivable (US $)	Payable (US $)

Less than 1 year	288	419	402	581
One to two years	192	283	280	353
Two to three years	97	149	187	239
Three to four years	11	18	95	125
Four to five years	-	-	11	16
Total cash flows	588	869	975	1,314

Total notional amount outstanding as of March 31, 2017 is US $ 7,381 (March 31, 2016: US $ 10,136).

Net gain on account of interest rate swaps amount to ₹ 7,073 for the year ended March 31, 2017 (March 31, 2016: ₹ 38,533 – net loss).

Fair value measurements:

The details of assets and liabilities that are measured on fair value on recurring basis are given below:

	Fair value as of March 31, 2017			Fair value as of March 31, 2016

	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Derivative financial assets – gain on outstanding forward/options contracts	-	-	-	-	5,473	-
Liabilities
Derivative financial liabilities – loss on outstanding forward/options contracts	-	(18,079)	-	-		-
Derivative financial liabilities - loss on outstanding cross currency swaps	-	-	(7,987)	-	-	(33,247)
Derivative financial liabilities - loss on outstanding interest rate swaps	-	-	(10,094)	-	-	(28,722)

•	Level 1 – unadjusted quoted prices in active markets for identical assets and liabilities.
•	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
•	Level 3 – unobservable inputs for the asset or liability
o	Loss on cross currency swaps are valued using present value of cash flows from the swap contract estimated using swap rates calculated from respective countries’ yield curves.

Interest income/ (expenses), gains/ (losses) recognized on financial assets and liabilities

Recognized in profit or loss
	Year ended
	March 31, 2017	March 31, 2016	March 31, 2015
Financial assets at amortised cost
Interest income on bank deposits	26,463	28,015	31,740
Interest income from other financial assets	96,121	14,336	12,300
Impairment loss of trade receivables	(383,534)	(182,161)	(198,921)

Financial assets at fair value through profit or loss
Net change in fair value of derivative financial instruments gain/(loss)	10,828	(48,188)	(8,308)

Financial liabilities at amortised cost
Interest expenses on lease obligations	(88,138)	(126,433)	(154,302)
Interest expenses on borrowings from banks, others and overdrafts	(255,273)	(312,936)	(257,475)

36.	Financial Risk Management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risk

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

Exposure to credit risk

The gross carrying amount of financial assets, net of any impairment losses recognized represents the maximum credit exposure. The maximum exposure to credit risk as at March 31, 2017 and 2016 was as follows:

	March 31, 2017	March 31, 2016
Cash and cash equivalents	1,884,265	1,735,880
Other assets	213,424	179,580
Trade receivables	6,950,563	5,497,289
Other receivables	101,098	161,551
Other investments	74,653	1,710
	9,224,003	7,576,010

Financial assets that are past due but not impaired

There is no other class of financial assets that is past due but not impaired other than trade receivables. The age analysis of trade receivables have been considered from the date of invoice. The ageing of trade receivables, net of allowances that are past due, is given below:

Period (in days)	March 31, 2017	March 31, 2016
Past due 181 - 270 days	892,375	669,909
Past due 271 - 365 days	344,529	305,042
More than 365 days	961,295	704,213
	2,198,199	1,679,164

See note 12 for the activity in the allowance for impairment of trade account receivables.

Financial assets that are not past due

Cash and cash equivalents, other assets, other receivables and finance lease receivables are neither past due nor impaired. The total trade receivables that are not past due as at March 31, 2017 amounts to ₹ 4,752,364 (March 31, 2016: ₹ 3,818,125) and impairment has not been recorded on the same.

Details of collateral and other credit enhancements held

	March 31, 2017	March 31, 2016
Security deposits received for Internet access services	497	497

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

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2017
	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years
Non-derivative financial liabilities
Bank overdrafts	991,161	991,161	991,161	-	-
Finance lease liabilities	519,219	577,646	367,620	210,026	-
Other liabilities	201,679	201,679	201,679	-	-
Borrowing from banks	2,567,076	2,711,343	1,974,313	571,339	165,691
Borrowings from others	844,002	915,494	676,150	239,343	-
Trade and other payables	5,648,740	5,648,740	5,648,740	-	-
	10,771,877	11,046,063	9,859,663	1,020,708	165,691

As at March 31, 2016

	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years
Non-derivative financial liabilities
Bank overdrafts	719,767	719,767	719,767	-	-
Finance lease liabilities	953,311	1,075,147	635,907	364,711	74,529
Other liabilities	205,187	205,187	205,187	-	-
Borrowing from banks	2,219,216	2,358,425	1,526,906	575,078	256,442
Borrowings from others	6,28,421	701,429	440,450	257,973	3,005
Trade and other payables	4,655,605	4,655,605	4,655,605	-	-
	9,381,507	9,715,560	8,183,822	1,197,762	333,976

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

Currency risk: The Group’s exposure in US $, Euro and other foreign currency denominated transactions gives rise to Exchange Rate fluctuation risk. Group’s policy in this regard incorporates:

•	Forecasting inflows and outflows denominated in US$ for a twelve-month period

•	Estimating the net-exposure in foreign currency, in terms of timing and amount

•	Determining the extent to which exposure should be protected through one or more risk-mitigating instruments to maintain the permissible limits of uncovered exposures.

•	Carrying out a variance analysis between estimate and actual on an ongoing basis, and taking stop-loss action when the adverse movements breaches the 5% barrier of deviation, subject to review by Audit Committee.

The Group’s exposure to foreign currency risk as at March 31, 2017 was as follows:

All amounts in respective currencies as mentioned (in thousands)

	US $	CA $	CHF	EUR	GBP	DHS	HK $
Cash and cash equivalents	5,180	-	-	-	-	-	-
Trade receivables	11,226	-	-	44	(1)	-	-
Trade payables	(10,949)	(4)	(1)	(110)	(10)	(38)	-
Foreign currency loan	(29,374)	-	-	-	-	-	-
Net balance sheet exposure	(23,917)	(4)	(1)	(66)	(11)	(38)	-

The Group’s exposure to foreign currency risk as at March 31, 2016 was as follows:

All amounts in respective currencies as mentioned (in thousands)

	US $	CA $	CHF	EUR	GBP	DHS	HK $
Cash and cash equivalents	4,297	-	-	-	-	-	-
Trade receivables	12,503	-	12	171	128	-	-
Trade payables	(7,428)	(2)	-	(112)	(17)	(38)	-
Foreign currency loan	(24,543)	-	-	-	-	-	-
Net balance sheet exposure	(15,171)	(2)	12	59	111	(38)	-

Sensitivity analysis

A 10% strengthening of the rupee against the respective currencies as at March 31, 2017 and 2016 would have increased / (decreased) other comprehensive income and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2016.

	Other comprehensive income	Profit or ( loss)
March 31, 2017	-	155,702
March 31, 2016	-	99,087

A 10% weakening of the rupee against the above currencies as at March 31, 2017 and 2016 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Interest Rate Risk: Interest rate risk is the risk that an upward movement in interest rates would adversely affect the borrowing costs of the group.

Profile

At the reporting date the interest rate profile of the Group’s interest –bearing financial instruments were as follows:

	Carrying amount
	March 31, 2017	March 31, 2016
Fixed rate instruments
Financial assets
- Fixed deposits with banks	449,195	612,734
- Investment in debt securities	72,943	-

Financial liabilities
- Borrowings from banks	687,461	200,535
- Borrowings from others	844,002	628,421

Variable rate instruments
Financial liabilities
- Borrowings from banks	1,879,615	2,018,681
- Bank overdrafts	991,161	719,767

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

Cash flow sensitivity for variable rate instruments

An increase of 100 basis points in interest rates at the reporting date would have increased / (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis has been performed on the same basis as 2016.

	Equity	Profit or (loss)
March 31, 2017	-	(24,161)
March 31, 2016	-	(26,061)

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

As on March 31, 2017, these shares are partly paid to the extent of ₹ 7.75 (March 31, 2016: ₹ 7) per share. Until the full purchase price is paid by the purchasers, the company retains a lien on the equity shares purchased in connection with the Offering. As of March 31, 2017, entities affiliated with our CEO, Chairman and Managing Director, Raju Vegesna, beneficially owned approximately 86.29% of our outstanding equity shares, which includes the 125,000,000 shares (partly paid with proportionate voting rights) issued in connection with the above Offering.

38.	Corporate Social Responsibility (CSR) expenditure

Section 135 of the Companies Act, 2013, requires Company to spend towards Corporate Social Responsibility (CSR). The Company is expected to spend ₹ 8,348 towards CSR in compliance of this requirement. A sum of ₹ 8,389 has been spent during the fiscal year towards CSR activities as per details given below. The balance amount to be spent is Nil.

Organisation	Amount (₹)
VIRRD Trust, Dwarakha Tirumala	7,000
Chitoor District Badminton Association	1,000
Dr B R Ambedkar Vidya Academy EM High School	337
Special Children Sports Academy	50
Book Donations to District Institute of Education and Training, Angaluru	2
Total	8,389

39.	Capital Management

The Group's capital comprises equity share capital, share premium, and other equity attributable to equity holders. The primary objective of Group's capital management is to maximise shareholders value. The Group manages its capital and makes adjustment to it in light of the changes in economic and market conditions. The Group does so by adjusting dividend paid to shareholders. The total capital as on March 31, 2017 is ₹ 8,264,419 (Previous Year: ₹ 7,500,831). No changes were made in the objectives, policies or processes for managing capital of the Group during the current and previous year.

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

SIFY TECHNOLOGIES LIMITED

	By:	/s/ Raju Vegesna
	Name:	Raju Vegesna
	Title:	CEO & Managing Director

	By:	/s/ M P Vijay Kumar
	Name:	M P Vijay Kumar
Date: June 15, 2017	Title:	Chief Financial Officer

