Form 20-F
period 2018-03-31
SIFY TECHNOLOGIES LTD
filed 2018-06-20
CIK 1094324

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended March 31, 2018.

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                  to

☐	SHELL COMPANY PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Date of event requiring this shell Company report _________

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

TIDEL Park, 2nd Floor, 4, Rajiv Gandhi Salai, Taramani, Chennai 600113 India

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Name of each Exchange on which registered

American Depository Shares, each represented by	NASDAQ Capital Market
One Equity Share, par value ₹ 10 per share

Securities registered or to be registered pursuant to Section 12(g) of the Act

Title of each class	Name of each Exchange on which registered

None	Not Applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

Not Applicable

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

178,684,647 Equity Shares.

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

Yes   ☐    No ☑

Currency of Presentation and Certain Defined Terms

Unless the context otherwise requires, references in this annual report to “we,” “us,” the “Company,” “Sify” or “Satyam Infoway” are to Sify Technologies Limited, a limited liability Company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. In January 2003, we changed the name of our Company from Satyam Infoway Limited to Sify Limited. In October 2007, we again changed our name from Sify Limited to Sify Technologies Limited. “Sify”, “SifyMax.in,”, “Sify e-ports” and “Sify online” are trademarks used by us for which we have already obtained registration certificates in India. All other trademarks or trade names used in this Annual Report on Form 20-F for the year ended March 31, 2018 (the “Annual Report”) are the property of their respective owners. In this Annual Report, references to “$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “₹”, “Rs.,” “rupees” or “Indian rupees” are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to the “Group” mean Sify Technologies Limited and its subsidiaries. References to “equity shares” refer to our Indian Equity Shares, which are not traded on an exchange in India or the United States. References to “ADSs” refer to our American Depositary Shares, which are traded on the NASDAQ Capital Market under the symbol “SIFY.”

For your convenience, this Annual Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this Annual Report, all translations from Indian rupees to U.S. dollars contained in this Annual Report have been based on the reference rate in the City of Mumbai on March 31, 2018 for cable transfers in Indian rupees as published by the Reserve Bank of India (RBI), which was ₹ 65.04 per US $1.00.

Our financial statements are presented in Indian rupees and prepared in accordance with English version of International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. In this Annual Report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Information contained in our websites, including our corporate website, www.sifytechnologies.com, is not part of this Annual Report.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

Summary of Consolidated Financial Data

You should read the summary consolidated financial data below in conjunction with the Company's consolidated financial statements and the related notes, as well as the section entitled “Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report. The summary consolidated statements of income data for the five years ended March 31, 2018, 2017, 2016, 2015 and 2014 and the summary consolidated Statement of Financial Position as of March 31, 2018, 2017, 2016, 2015 and 2014 have been derived from our audited consolidated financial statements and related notes to the consolidated financial statements which were prepared and presented in accordance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB). Historical results are not necessarily indicative of future results.

Sify Technologies Limited

Consolidated Statement of Income

(In thousands of Rupees, except share and per share data and as otherwise stated)

	Year ended March 31,
	2018	2017	2016	2015	2014	2018 Convenience translation into US$ in thousands, except share and per share data
	₹	₹	₹	₹	₹	(See Note 1)
Revenue	20,685,613	18,432,020	15,034,896	12,864,614	10,460,229	318,044
Cost of goods sold and services rendered	(13,434,950)	(11,870,221)	(9,103,864)	(7,727,312)	(6,136,860)	(206,565)
Other income	189,738	145,872	104,885	92,859	93,461	2,918
Selling, general and administrative expenses	(4,394,814)	(3,991,273)	(3,479,287)	(3,132,040)	(2,739,813)	(67,571)
Depreciation and amortization	(1,754,537)	(1,758,776)	(1,598,037)	(1,271,806)	(1,101,243)	(26,976)
Profit / (loss) from operating activities	1,291,050	957,622	958,593	826,315	575,774	19,850

Finance income	129,325	122,584	45,437	61,358	120,248	1,988
Finance expenses	(496,780)	(437,109)	(565,712)	(512,293)	(377,622)	(7,638)
Net finance income / (expense)	(367,455)	(314,525)	(520,275)	(450,935)	(257,374)	(5,650)
Profit / (loss) before tax	923,595	643,097	438,318	375,380	318,400	14,200
Income tax (expense) / benefit	(194)	(698)	135	(122)	-	(3)
Profit / (loss) for the year	923,401	642,399	438,453	375,258	318,400	14,197
Attributable to:
Equity holders of the Company	923,401	642,399	438,453	375,258	318,400	14,197
Non-controlling interest	-	-	-	-	-
	923,401	642,399	438,453	375,258	318,400	14,197
Earnings per share
Basic earnings per share	6.14	4.45	3.11	2.66	2.33	0.09
Diluted earnings per share	6.11	4.45	3.10	2.65	2.33	0.09

Dividend paid per share *
Fully paid up (₹ 10 per share)	1.20	1.00	1.00	1.00	-	0.02
Partly paid up (₹ 7.75 per share)	0.93	0.70	0.70	0.70	-	0.01

* Excluding dividend distribution tax

Particulars
(Rupees in thousands, except share and per share data)
Balance Sheet data

	March 31,					Convenience translation into US$ in thousands, except share and per share data (see note 1 )
	2018	2017	2016	2015	2014	2018
	₹	₹	₹	₹	₹	$
Cash and cash equivalents including restricted cash	2,288,121	1,884,265	1,735,880	1,477,547	1,270,127	35,180

Net current assets	1,851,124	700,522	1,046,673	1,032,893	1,110,210	28,461

Total assets	24,462,104	21,534,054	18,601,926	16,234,235	14,114,363	376,109

Total equity attributable to equity shareholders of the Company	9,004,953	8,264,419	7,500,831	7,165,301	6,955,653	138,453

Cash Flow Data
Net cash provided by / (used in):
Operating activities	2,120,604	1,748,483	2,442,662	1,556,981	968,441	32,604
Investing activities	(1,794,304)	(1,609,979)	(1,566,051)	(866,925)	(806,684)	(27,587)
Financing activities	(1,048,056)	(257,913)	(580,313)	(597,725)	114,999	(16,114)

Notes

1.	Reference to shares and per share amounts refers to our equity shares. Our outstanding equity shares include equity shares held by a depository underlying our ADSs. Effective September 24, 2002, one ADS represented one equity share.

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

	High	Low
Month	₹.	₹
May 2018	68.39	66.61
April 2018	66.83	64.93
March 2018	65.23	64.80
February 2018	65.10	63.61
January 2018	63.98	63.35
December 2017	64.54	63.93

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

Fiscal Year Ended	Period end	Average	High	Low
March 31	₹	₹	₹.	₹.
2018	65.04	64.45	65.76	63.35
2017	64.84	67.09	68.72	64.84
2016	66.33	65.46	68.78	62.16
2015	62.59	61.14	63.75	58.43
2014	60.10	60.49	68.36	53.74

On March 31, 2018, the reference rate in the City of Mumbai for cable transfers in Indian rupees as published by RBI was ₹65.04.

On June 20, 2018, the reference rate in the City of Mumbai for cable transfers in Indian rupees as published by RBI was ₹68.08.

Capitalization and indebtedness

Not applicable.

Reasons for the offer and use of proceeds

Not applicable.

Risk Factors

Investing in our American Depositary Shares, or ADSs, involves a high degree of risk. This Annual Report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those described in the following risk factors and elsewhere in this Annual Report. If any of the risks actually occur, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the market price of our ADS could decline, and you could lose part or all of your investment. Our business, operating results, financial performance, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material.

Risks Related to our Company and Industry

We may incur losses in the future and we may not achieve or maintain profitability.

We have in the past incurred losses. We may in the future incur net losses and suffer negative operating cash flows. We expect to increase our expenditures as we continue to expand our services, promote our brand, and invest in the expansion of our infrastructure. In future, we may incur expenses in connection with investments in Network Data Centers and related infrastructure. Accordingly, we will need to significantly increase our revenues in order to improve our profitability. We cannot assure you that we will improve our profitability or that we will not incur operating losses in the future. If we are unable to become consistently profitable and continue to incur losses, we may be unable to build a sustainable business and our results of operations may be adversely affected. In this event, the price of our ADSs and the value of your investment may decline.

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

We use derivative financial instruments, such as foreign exchange forward and option contracts, to mitigate the risk of changes in foreign exchange rates on accounts receivable and payable and forecast cash flows denominated in US dollar. We may not purchase derivative instruments for a sufficient amount to adequately insulate ourselves from foreign currency exchange risks. We have entered into interest rate swap transactions. Exchange rate fluctuations may adversely impact our cash flows on these transactions.

For the year ended March 31, 2018, we have recognized a net gain of ₹ 6.97 million ($0.11 million) arising on account of foreign exchange fluctuations. If foreign exchange currency markets continue to be volatile, such fluctuations in foreign currency exchange rates could materially and adversely affect our results of operations in future periods. Also, the volatility in the foreign currency markets may make it difficult to hedge our foreign currency exposures effectively and make them expensive.

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

Our corporate network services compete with well-established companies, including Bharti Airtel, Tata Communications Limited, the Government-owned telecom companies, Bharat Sanchar Nigam Limited and Mahanagar Telephone Nigam Limited and new players like Reliance Jio.

A significant number of competitors have entered India’s Internet service provider industry. The large players, especially the state run telecommunication companies, may enjoy significant competitive advantages over us, including greater financial resources, which could allow them to charge prices that are lower than ours in order to attract customers. These factors have resulted in periods of significant reduction in actual average selling prices of our services. With the entry of a new player, the retail internet market has seen significant reduction in prices during the current year by all operators due to pricing strategy by the new entrant. This has significantly affected the customer base and the average revenue per user of the existing operators. We may see similar trend in enterprise market as well, which may have an adverse effect on our revenues and operating margins. We expect the market for Internet access and other connectivity services to remain extremely price competitive. Increased competition may result in operating losses, loss of market share and diminished value in our services, as well as different pricing, service or marketing decisions. In addition, competition may generally cause us to incur unanticipated costs associated with research and product development. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as the availability of skilled employees in India, the price at which our competitors offer comparable services, and the extent of our competitors’ responsiveness to their clients’ needs. We cannot assure you that we will be able to successfully compete against current and future competitors, or that we will not lose key employees or customers to such competitors, which may adversely affect our business and results of operations.

Pressure on margins may affect the results of our operations.

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

We have been availing duty benefit for our import of capital goods under the EPCG scheme available for export of services. Under the scheme, we are eligible to import capital goods without import duty with an obligation to generate export earnings to the extent of 6 times the value of such duty benefit availed within a period of 6 years over and above the annual average export obligation. Though there are export earnings at present, we may fail to fulfill such obligation in the future. In the case of a shortfall in fulfilment of such export obligation, we may be subjected to repay the duty benefit availed along with interest.

Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology

The technology market is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new product and service offerings to meet client needs. We may fail to anticipate or respond to these advances on a timely basis, or, if we do respond, the services or technologies that we develop may not be successful in the marketplace. We have recently introduced, and propose to introduce several solutions involving complex delivery models combined with innovative outcome-based pricing models. The complexity of these solutions, our inexperience in developing or implementing them and significant competition in the markets for these solutions may affect our ability to market these solutions successfully. In addition, better or more competitively priced products, services or technologies that are developed by our competitors may render our service non-competitive.

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

We plan to continue to expand and invest in our network infrastructure. Many of our expenses are relatively fixed in the short-term. We cannot assure you that our revenues will increase in proportion to the increase in our expenses. We may be unable to adjust spending quickly enough to offset any unexpected revenues shortfall. This could lead to a shortfall in revenues in relation to our expenses and adversely affect our revenue and operating results.

You should not rely on yearly comparisons of our results of operations as indicators of future performance and operating results may be below the expectations of public market analysts and investors. In this event, the price of our ADSs may decline.

Our business may not be compatible with delivery methods of Internet access services developed in the future.

We face the risk that fundamental changes may occur in the delivery of Internet access services in India. The internet market has seen significant changes in the recent past from connecting fixed offices/locations to connecting mobile devices to connecting disparate automated devices and to continue to be relevant in this dynamic and disruptive environment, we will have to develop new technology or modify our existing technology to accommodate these developments. Our pursuit of these technological advances, whether directly through internal development or by third-party license, may require substantial time and expense. We may be unable to adapt our Internet service business to alternate delivery means and new technologies may not be available to us at all. We provide wireless connectivity on the 5.7 GHz spectrum allotted to us by the Wireless Planning Commission. The spectrum allocation may be inconsistent with industry standards. The current capacity may be insufficient to offer a breadth of services. The Government may issue instructions to release the spectrum that we hold. High cost of spectrum acquisition may be inconsistent with our revenue and cost models. We may not keep up with the pace of change that takes place in wireless technologies.

Disruption to our Networks and Data Center infrastructure may cause us to lose customers and/or incur additional expenses.

Some of the risks to our infrastructure include physical damage, security breaches, capacity limitations, power surges or outages, software incompatibility and/or other disruptions beyond our control, such as natural disasters and acts of terrorism. From time to time in the course of our operations, we experience disruptions in our service due to factors such as cable damage, theft of our equipment, inclement weather and service failures of our third-party service providers. Disruptions may cause interruptions in service or reduced capacity for customers, either of which could cause us to lose customers, or increase our operating expense, both of which could adversely affect our business, revenues and cash flows.

The success of our business depends on penetration of the Internet in India, which may be slowed or halted by technical obstacles in India.

Penetration of the internet and availability of increased bandwidth in India, which is the measure of Internet penetration, is relatively low and slow compared to many developing and developed countries in the world. Though in recent years, the coverage of tier III/tier IV cities has increased, there may be many technical obstacles to accessing certain regions which may increase the cost of delivering internet and thereby cause a slowdown or halt the progress of internet, which will adversely affect our operations.

We may be compelled to surrender or pay additional for the spectrum that was allotted to us earlier.

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

Reduction in power supply and non-availability of fuel may affect our Data Centers.

There has been acute power shortage in recent years in India and hence, there could be a reduction in the availability of electricity. Where there is non-availability of power supply in Data Centers, we resort to alternate sources of power (fuel) and the running of the Data Centers mainly depend on the availability of fuel, which will increase the cost of operations. Additionally, non-availability of power/fuel will disrupt our operations and it would be difficult for our customers to access data during such times.

We may lose relevance and revenues if we do not position our business models in line with current and future technology trends.

Technology trends, such as cloud computing, IoT, SD-WAN and software-as-a-service, allow new business models that could replace current lines of business. The markets for our services are characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent introduction of new services. We may not successfully identify new opportunities, develop and bring new services to market in a timely manner. Unless we are able to adopt and deploy these advancements, we may lose our competitive position in the marketplace, which would adversely affect our revenues and may lead to increased customer attrition, as our customers switch to other providers.

We face risks associated with having a long selling and implementation cycle for our services that requires us to make significant capital expenditures and resource commitments prior to recognizing revenue for those services.

Data Center service typically requires significant investment of capital, human resources and time by both our customers and us. Constructing and commissioning of a Data Center requires significant capital expenditures. A customer’s decision to utilize our colocation services, our managed services or our other services typically involves time-consuming contract negotiations regarding the service level commitments and other terms, and substantial due diligence on the part of the customer regarding the adequacy of our infrastructure and attractiveness of our resources and services. Our efforts in pursuing a particular sale or customer may not be successful. If our efforts in pursuing sales and customers are unsuccessful, our financial condition could be negatively affected.

The Data Center business is capital-intensive, and we expect our capacity to generate capital in the short term may be insufficient to meet our anticipated capital requirements.

The costs of constructing, developing and operating Data Centers are substantial. Further, we may encounter development delays, excess development costs, or delays in developing space for our customers to utilize. We also may not be able to identify suitable land or facilities for new Data Centers or at a cost on terms acceptable to us. We are required to fund the costs of constructing, developing and operating our Data Centers with cash retained from operations, as well as from financings from bank and other borrowings. Moreover, the costs of constructing, developing and operating Data Centers have increased in recent years, and may further increase in the future, which may make it more difficult for us to expand our business and to operate our Data Centers profitably. If we cannot generate sufficient capital to meet our anticipated capital requirements, our financial condition, business expansion and future prospects could be materially affected.

Our customer base may decline if our customers or potential customers develop Data Centers or expand their own existing Data Centers.

Some of our customers may develop their own Data Center facilities. Other customers with their own existing Data Centers may choose to expand their Data Center operations in the future. In the event that any of our key customers were to develop or expand their Data Centers, we may lose business or face pressure as to the pricing of our services. In addition, if we fail to offer services that are cost-competitive and operationally advantageous as compared with services provided in-house by our customers, we may lose customers or fail to attract new customers. If we lose a customer, there is no assurance that we would be able to replace that customer at the same or a higher rate, or at all, and our business and results of operations would suffer.

Our Data Center infrastructure may become obsolete or unmarketable and we may not be able to upgrade our power, cooling, security or connectivity systems cost-effectively or at all.

The markets for the Data Centers we own and operate are characterized by rapidly changing technology, evolving industry standards, frequent new service introductions, shifting distribution channels and changing customer demands. As a result, the infrastructure at our Data Centers may become obsolete or unmarketable due to demand for new processes and/or technologies, including, without limitation: (i) new processes to deliver power to, or eliminate heat from, computer systems; (ii) customer demand for additional redundancy capacity; (iii) new technology that permits higher levels of critical load and heat removal than our Data Centers are currently designed to provide; and (iv) an inability of the power supply to support new, updated or upgraded technology. In addition, the systems that connect our Data Centers to the Internet and other external networks may become outdated, including with respect to latency, reliability and diversity of connectivity. When customers demand new processes or technologies, we may not be able to upgrade our Data Centers on a cost-effective basis, or at all, due to, among other things, increased expenses to us that cannot be passed on to customers or insufficient revenue to fund the necessary capital expenditures. The obsolescence of our power and cooling systems and/or our inability to upgrade our Data Centers, including associated connectivity, could reduce revenue at our Data Centers and could have a material adverse effect on us.

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

If we are not successful in expanding our service offerings, we may not achieve our financial goals and our results of operations may be adversely affected.

We have plans to expand the nature and scope of our service offerings, particularly into the area of cloud and managed services, including direct private connection to major cloud platforms and the provision of cloud infrastructure. The success of our expanded service offerings depends, in part, upon demand for such services by new and existing customers and our ability to meet their demand in a cost-effective manner. We may face a number of challenges expanding our service offerings, including:

o	acquiring or developing the necessary expertise in IT;
o	maintaining high-quality control and process execution standards;
o	maintaining productivity levels and implementing necessary process improvements;
o	controlling costs; and
o	successfully attracting existing and new customers for new services we develop.

A failure by us to effectively manage the growth of our service portfolio could damage our reputation, cause us to lose business and adversely affect our results of operations. In addition, cloud and managed services may require significant upfront investment and continued expansion into these services may impact our profit margins. In the event that we are unable to successfully grow our service portfolio, we could lose our competitive edge in providing our existing cloud and managed services.

We may be vulnerable to security breaches which could disrupt our operations and have a material adverse effect on our financial condition and results of operations.

As we provide assurances to our customers that we provide the highest level of security, any breach on such security could be harmful to our brand and reputation. We may be required to expend significant capital and resources to protect against such threats or to alleviate problems caused by breaches in security. In addition, as we continue expanding our service offerings in managed cloud services, including direct private connection to major cloud platforms and the provision of cloud infrastructure, we will face greater risks from potential attacks because the provision of cloud-related services will increase the flow of Internet user data through the Data Center facilities we operate and create broader public access to our system. As techniques used to breach security change frequently and are often not recognized until launched against a target, we may not be able to implement new security measures in a timely manner or, if and when implemented, we may not be certain whether these measures could be circumvented. Any breaches that may occur could expose us to increased risk of lawsuits, regulatory penalties, loss of existing or potential customers, harm to our reputation and increases in our security costs, which could have a material adverse effect on our financial condition and results of operations.

In addition, any assertions of alleged security breaches or systems failure made against us, whether true or not, could harm our reputation, cause us to incur substantial legal fees and have a material adverse effect on our business, reputation, financial condition and results of operations.

We may encounter litigation and penalties due to breach of system and security controls by associates or sub-contractors in the online assessment services

We provide online assessment services to the Government, Public & Private sector undertakings. We provide these services through our online assessment tool. This tool engages employees and sub-contractors for student registration, exam center allocation, hall ticket issuance, question paper content creation, logistics planning, exam-day management, and results management.  We cannot assure you that there may not be any breach of the system and security controls including any malpractices by candidates or sub-contractors or any person engaged with the conduct of the examination, which may expose us to criminal or civil enforcement actions in addition to penalties and suspension or disqualifications.

Despite our endeavor to maintain the sanctity of the examinations, an incident occurred in the month of February 2018 where Sify observed a technical glitch in the question paper. We decided to cancel the question paper and reexamination was successfully conducted immediately. A few answer keys appeared in the social media posted by an unknown person. Pursuant to the protests carried out by certain sections of students in Delhi, the government tasked the country’s investigating agency with probing the matter. On May 23, 2018, Central Bureau of Investigation (CBI) conducted inquiry at 12 locations including 4 premises of Sify Technologies Limited. Sify extended its full support by submitting the reports, statements, process documents to CBI during the preliminary enquiry.

The authorities during the inquiry collected data pertaining to the examination conducted between February 17 to 22, 2018, in a FIR (First Information Report) filed subsequently, the authorities have suspected 7 candidates (appeared for exam) cheating at different exam centers. The authorities have also named 9 personnel of a private third-party agency engaged by Sify for the exam. Further, the authorities have also named one employee of Sify in his capacity as custodian of the question paper in his individual capacity.

Although Sify Technologies is not party to the proceedings, we have been extending full support and cooperation to the authorities in the investigation. We intend to take suitable steps after reviewing the final report once the investigation is completed.

We cannot assure you that similar instances will not occur in future and any such instances may impact our reputation and cause adverse effect on our business or results of operations.

We engage third-party contractors to carry out various services.

We endeavor to engage third-party contractors with proven track records, reliability and adequate financial resources. However, any such third-party contractor may still fail to provide satisfactory services at the level of quality required by us. Such failure could harm our reputation and have a material adverse effect on our business, reputation, financial condition and results of operations.

We may fail to augment our skills and capability to best manage our services over Internet Protocol and data networks.

We have been able to build a reputation and maintain our lead because of our expertise and capability with the delivery and management of services over Internet Protocol and data networks. With the build-up of the capability and experience of our competitors, we are at the risk of losing market share, if we do not augment our skills and capabilities to keep our qualitative lead over them. Infrastructure such as networks is considered by customers as a commodity, and the only differential that we offer is our ability to manage and monitor services in a superior manner.

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

Any loss of business from our top clients could reduce our revenue and significantly impact our business.

In fiscal 2018, our largest client accounted for 10.94% of our total revenues and our five largest clients together accounted for 22.26% of our total revenues. The services we offer for specific clients are likely to vary from year to year. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. A number of factors other than our performance could cause the loss of or reduction in business or revenue from a client, and these factors are not predictable. For example, a client may demand price reductions, change its outsourcing strategy or move work in-house. If we lose one of our major clients or if one of our major clients significantly reduces its volume of business with us, our revenues and profitability could be reduced.

If we are unable to meet our service level commitments, our reputation and results of operation could suffer.

Most of our customer contracts provide that we maintain certain service level commitments to our customers. If we fail to meet our service level commitments, we may be contractually obligated to pay the affected customer a financial penalty, which varies by contract, and the customer may in some cases be able to terminate its contract. In addition, if such a failure were to occur, there can be no assurance that our customers will not seek other legal remedies that may be available to them, including:

•	requiring us to provide free services;
•	seeking damages for losses incurred; and
•	cancelling or electing not to renew their contracts.

Any of these events could materially increase our expenses or reduce our net revenue, which would have a material adverse effect on our reputation and results of operations. Our failure to meet our commitments could also result in substantial customer dissatisfaction or loss. As a result of such customer loss and other potential liabilities, our net revenue and results of operations could be materially and adversely affected.

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

We may be unable to replace lost revenue due to customer cancellations, renewals at lower rates or other less favorable terms

It is key to our profitability that we offset committed recurring revenue due to customer cancellations, terminations, price reductions or other less favorable terms by adding new customers, selling more high-margin services, features and functionalities to existing customers and increasing traffic usage by all customers. Some customers may elect not to renew and others may renew at lower prices, lower committed traffic levels, or contract only for shorter time frame. Historically, a significant percentage of our renewals, particularly with larger customers, have led to declines in unit price as competition has increased and the market for certain parts of our business has saturated. Our renewal rates may decline as a result of a number of factors, including competitive pressures, customer dissatisfaction with our services, customers' inability to continue their operations and spending levels, the impact of multi-vendor policies, customers implementing or increasing their use of in-house technology solutions and general economic conditions.

In addition, as we expand the network to small cities and towns (semi – urban and rural locations), there is an operational cost involved in both the establishment and operation of these nodes. While the expansion is facilitated by a corporate order, we have to subsequently get additional business for capacity utilization in these nodes to make them profitable. If we are not able to do this rapidly by scaling up the business through these towns, we run the risk of overcapacity on the network in new areas, which results in a higher cost structure and lower margins.

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

The rate of recovery of the United States may result in reduced demand for our eLearning products, as our customers may reduce their training budgets and programming.  Additionally, we may not be able to acquire new customers due to the social, political, regulatory and economic environment prevailing in the United States. A prolonged period of reduced customer demand for our eLearning services may adversely affect our business and results of operations.

Emergence of Enterprise Software Suites, Artificial Intelligence, Robotics and Machine Learning may hamper the growth of our e-Learning stream.

The emergence of competitors such as Oracle, IBM, SAP, SumTotal and SABA offering Enterprise Software Suites for eLearning for large organizations to develop their own learning platforms could be a threat to our business in the future. We may lose our business to our competitors, and if we are unable to acquire new customers or retain our existing customers, our revenues and results of operations may suffer. Additionally, the emergence of Machine Learning and Artificial Intelligence could adversely impact our revenues.

If we do not continue to develop and scale compelling content, products and services, our ability to attract new customers or maintain the engagement of our existing consumers could be adversely affected.

In order to increase advertising revenues, we need to continue to increase the number of users of our sports, recipes and entertainment video content through our websites. In order to attract consumers and generate increased engagement on our website portals, we believe we must offer compelling content, products and services. If we are not able to attract and keep new users in a constantly evolving user base, we are likely to lose page views, and advertisers may reduce or cease publishing advertisements in our websites.  It is important for us to provide necessary content through our websites (e.g. live videos, new channel based portals, etc.) to attract more users.  However, acquiring, developing and offering new content, products and services, as well as new functionality, features and enhanced performance of our existing content, products and services, may require significant costs and time to develop. In addition, consumer tastes are difficult to predict and subject to rapid change.

Cyber security threats could damage our reputation or result in liability to us.

Our businesses depend on the reliability and security of our information technology systems and infrastructure. They must remain secure, and be perceived by our corporate and consumer customers to be secure, as we retain confidential customer information in our database. Despite the implementation of security measures, our infrastructure may be vulnerable to physical break-ins, computer hacking, computer viruses, other malware, ransomware or cyber-attacks beyond our control. If our security measures are circumvented, it would jeopardize the security of confidential information stored on our systems, proprietary information could be misappropriated or cause interruptions to our operations. We may be required to make significant additional investments and efforts to protect against or remedy security breaches. Unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems, systems failure or otherwise, could damage our reputation and adversely affect our business and results of operations

Though we have not had any attempted cybersecurity breaches reported, the security services that we offer in connection with our business customers’ networks cannot assure complete protection from computer viruses, break-ins and other disruptive problems and the occurrence of these problems could result in claims against us or liability on our part. These claims, regardless of their ultimate outcome, could result in costly litigation and could damage our reputation and hinder our ability to attract and retain customers for our service offerings.

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

We are increasingly bidding for work with Governments and Governmental agencies. Projects involving Governments or Governmental agencies carry various risks inherent in the Government contracting process, including the following:

∙	Such projects may be subject to a higher risk of reduction in scope or termination than other contracts due to political and economic factors such as changes in Government, pending elections or the reduction in, or absence of, adequate funding;

∙	Terms and conditions of Government contracts tend to be more onerous than other contracts and may include, among other things, extensive rights of audit, more punitive service level penalties and other restrictive covenants. Also, the terms of such contracts are often subject to change due to political and economic factors;

∙	All Government bids are subject to Bank Guarantee depending upon the size of the tender. Any shortfall in service, inability to deliver committed SLA during the project may force the Government to invoke the bank guarantee leading to huge cash losses;

∙	Government contracts are often subject to more extensive scrutiny and publicity than other contracts. Any negative publicity related to such contracts, regardless of the accuracy of such publicity, may adversely affect our business or reputation;

∙	Participation in Government contracts could subject us to stricter regulatory requirements, which may increase our cost of compliance; and

∙	Such projects may involve multiple parties in the delivery of services and require greater project management efforts on our part. Any failure in this regard may adversely impact our performance.

∙

In addition, we operate within jurisdictions in which local business practices may be inconsistent with international regulatory requirements, including anti-corruption and anti-bribery regulations prescribed under the U.S. Foreign Corrupt Practices Act (“FCPA”), which, among other things, prohibits giving or offering to give anything of value with the intent to influence the awarding of Government contracts. Also, Prevention of Corruption (Amendment) Bill 2013, (“PCA”) prohibits giving bribe to a public servant. Although we believe that we have adequate policies and enforcement mechanisms to ensure legal and regulatory compliance with the FCPA, PCA and other similar regulations, it is possible that some of our employees, subcontractors, agents or partners may violate any such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions, including penalties. If we fail to comply with legal and regulatory requirements, our business and reputation may be harmed.

Any of the above factors could have a material and adverse effect on our business or our results of operations.

Our dividend payment policy is contingent upon the Company’s profits each year.

Prior to 2013-14 we did not pay dividends due to the losses incurred in the previous years and non-availability of divisible profits under Indian law. In view of the consistent positive performance of the Company for the year 2017-18, the Board of Directors had recommended a 12% cash dividend to all the shareholders of the Company for the year ended March 31, 2018, which is subject to approval by the shareholders at the Annual General Meeting to be held on July 6, 2018.

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

We may encounter legal confrontations under the Information Technology Act 2000 on our digital certification business.

We have been granted license as Certifying Authority (CAs) to issue digital signature certificate for electronic authentication of users. The CAs are governed by Controller of Certifying Authority (CCA) under the ITA which prescribes duties to be followed, standards to be maintained and a list of documents to be maintained by Certifying Authorities. The guidelines also require the company to bill the end customer to whom the Digital Signature Certificate (DSC) is sold effective from 1st of August 2017. System development changes have been made by the company to support the billing to the end customers. Any actual or perceived failure to comply with such obligations could harm our business. Non Compliance with such laws, rules and regulations may result in fines and litigation or cause us to incur legal costs, which may adversely affect our business and results of operations.

We may encounter litigation and penalties due to non-compliance with relevant laws applicable to the products sold and services rendered by us.

The products and services that we deal with are subject to various laws such as the ITA. We are exposed to risks relating to non-compliance with such laws which may affect our reputation and also result in litigations and penalties which may adversely affect our business and results of operations.

We may not be able to comply with direct & indirect tax laws resulting in litigations and penalties.

Tightening of regulatory framework, new legislative changes and heightened enforcement activity by the tax departments across the world has brought the importance of tax risk on the radar of the corporates in India. From a business standpoint, income tax remains the most important tax for companies because of its impact on corporate bottom-line. Unpredictable rulings & interpretations of tax authorities are the key reasons leading to tax risks. In India, changes in taxation laws are announced on an annual basis in February, when the Union Budget is presented. These changes in law may affect the accuracy of our estimated tax obligations, or the obligations of holders of our equity shares and ADSs. Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities. We are regularly under audit by tax authorities and those authorities may not agree with positions taken by us on our tax returns. Although we believe that our estimates are reasonable, there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our historical income tax provisions and accruals. We are also exposed to risks of non-compliance with the requirement of law which may affect our reputation and also result in litigations and penalties which may adversely affect our business and results of operations.

Any of the above could have a material adverse effect on our business and future results. Additionally, due to the complexity of the fiscal environment, the ultimate resolution of any tax matters may result in payments greater or lesser than amounts accrued.

The Government of India, through Finance Act, 2016, has introduced a tax on dividends accrued to non-corporate resident investors in excess of ₹1 million per annum at the rate of 10% (plus applicable surcharge and education cess). This is in addition to a dividend distribution tax payable by us at the rate of 20.358%. If the effective rate of dividend distribution tax increases or new forms of taxes on distribution of profits is introduced, the dividend amount receivable by our shareholders after taxes may decrease. If the Government of India modifies dividend distribution tax rates or introduces new forms of taxes on distribution of profits or changes the basis of application of these taxes, the same could materially affect the returns to our shareholders.

Furthermore, the Government of India has rolled out Goods and Service Tax (GST) effective from 1st July 2017. GST has subsumed several central, state and local tax laws such as excise duty, service tax, value added tax, central sales tax, entry tax, etc. The GST law prescribes compliance and procedures which are more comprehensive than prior tax laws. The GST Council is planning to implement a new process which allows credit based on the invoices uploaded by the vendors in their tax returns. Hence, tax credits will be available to the company based on proper compliance by all the vendors and filing of returns on time. Any failure to comply with the requirement of law by the vendor will impact availment of input tax credit by the company. We are also exposed to risks of non-compliance with the requirement of law which may affect our reputation and also result in litigations and penalties which may adversely affect our business and results of operations.

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

As part of our international business, we may negotiate with and enter into contracts with strategic partners, clients, suppliers, employees and other third parties in various countries. We may inadvertently fail to comply with their laws, which may result in lawsuits or penalties and could adversely affect our business or results of operations.

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

Risks Related to the ADSs and Our Trading Market

We may fail to meet the continued listing requirements of the NASDAQ, which could cause our ADS to be delisted.

Pursuant to the listing requirements of the NASDAQ, if a company’s share price is below $1.00 per share for 30 consecutive trading days, NASDAQ will notify the company that it is no longer in compliance with the NASDAQ continued listing qualifications.  If a company is not in compliance with the minimum bid price rule, the company will have 180 calendar days to regain compliance. If the company does not regain the compliance within  the initial 180 days, the company may be eligible for an additional 180 day period as set forth in NASDAQ listing rule 5810(c)(3)(A). The company may regain compliance if the bid price of its shares closes at $1.00 per share or more for a minimum of ten consecutive business days at any time during the cure period.

On December 27, 2016, the Company received notice from NASDAQ that the minimum bid price for our ADS was below $1.00 per ADS for a period of 30 consecutive business days, and that we therefore did not meet the minimum bid price requirement of the NASDAQ Listing Rule. Based on the Company’s application, on July 11, 2017, NASDAQ approved the transfer of the Company’s ADS to the NASDAQ Capital Market under the same symbol “SIFY” and granted additional 180 days calendar period to cure the minimum bid price deficiency.

On September 28, 2017, the Company received a letter from NASDAQ stating that the closing bid price of the Company’s ADS had been $1 or greater for 10 consecutive trading days. Accordingly, the Company regained compliance with the Listing Rule 5550(a)(2).

Though the Company regained compliance with the NASDAQ continued listing requirements during the previous year, we may not be able to meet the continued listing requirements of NASDAQ in the future. If we are unable to satisfy the NASDAQ criteria for maintaining our listing, our securities could be subject to delisting. As a consequence of any such delisting, our ADS holders would likely find it more difficult to dispose of or to obtain accurate quotations as to the prices of our securities, and there would likely be less liquidity in our stock. In the event of a delisting, we could face significant material adverse consequences including a limited availability of market quotations for our securities and a decreased ability to issue additional securities or obtain additional financing in the future.

The interests of our significant shareholder, Mr Raju Vegesna, our CEO, Chairman and Managing Director may differ from your interests.

Effective as of October 30, 2010, upon the consummation of the private placement to an entity controlled by Mr Raju Vegesna, our , CEO, Managing Director and Chairman of the Board of Directors of the company, Mr Raju Vegesna beneficially owns approximately 86.22% of our outstanding equity shares. As a result, Mr Raju Vegesna will be able to exercise control over many matters requiring approval by our Board of Directors and / or shareholders, including the election of directors and approval of significant corporate transactions, such as a sale of our company. Under Indian law, a simple majority is sufficient to control all shareholder action except for those items, which require approval by a special resolution. If a special resolution is required, the number of votes cast in favour of the resolution must not be less than three times the number of votes cast against it. Examples of actions that require a special resolution include:

•	altering our Articles of Association;

•	issuing additional shares of capital stock, except for pro rata issuances to existing shareholders;

•	commencing any new line of business; and

•	commencing a liquidation.

Circumstances may arise in which the interests of Mr Raju Vegesna could conflict with the interests of our other shareholders or holders of our ADSs. Mr. Vegesna, or the entities that he controls, could delay or prevent a change of control of our Company even if a transaction of that sort would be beneficial to our other shareholders, including the holders of our ADSs. This concentrated control will limit your ability to influence corporate matters and as a result, we may take actions that our ADS holders do not view as beneficial. As a result, the market price of our ADS could be adversely affected.

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

Access to capital markets is critical to our ability to operate. We may require additional financing in the future for the development of our business. Declines and uncertainties in the global capital markets over the years have severely restricted raising new capital and have affected companies’ ability to continue to expand or fund new projects. If these economic conditions continue or become worse, our future cost of equity or debt capital and access to the capital markets could be adversely affected.  Our ability to obtain future financing will depend on, among other things, our financial condition and results of operations as well as the condition of the capital markets or other credit markets at the time we seek financing. In addition, an inability to access the capital markets on favourable terms due to our low stock price, or upon our delisting from the NASDAQ Capital Market if we fail to satisfy a listing requirement, could affect our ability to execute our business plan as scheduled.

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

Currently, there is no public trading market for our equity shares in India or elsewhere nor can we assure you that we will take steps to develop one. Our equity securities are only traded on NASDAQ through the ADSs. Under prior Indian laws and regulations, our Depository could not accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares without prior approval of the Government of India. The Reserve Bank of India has announced fungibility regulations permitting, under limited circumstances, the conversion of ADSs to equity shares and the reconversion of equity shares to ADSs provided that the actual number of ADSs outstanding after such reconversion is not greater than the original number of ADSs outstanding. If you elect to surrender your ADSs and receive equity shares, you will not be able to trade those equity shares on any securities market and under present law, likely will not be permitted to reconvert those equity shares to ADSs.

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

Our profits may be impacted due to the increase in license fee on the NLD/ILD license and inclusion of pure Internet service and non-licensed activities under such license fee by the Department of Telecommunications, Government of India.

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

The statutory corporate income tax rate in India was 30% during fiscal year 2018 and was subject to a 12% surcharge where the taxable total income exceeds ₹ 10 crore (7% where the taxable total income is less than ₹ 10 crores but greater than ₹ 1 crore), 2% education cess and 1% secondary and higher education cess, resulting in an effective tax rate of 34.61%. However for fiscal year 2019 the Government has proposed to replace the existing 3 per cent education cess with a 4 per cent 'Health and Education Cess' resulting in effective tax rate of 34.94%.

We cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be implemented by the Government of India. We may be subject to tax claims by the Government of India against us in the future. Defending these claims would be expensive, time consuming and may divert our management's attention and resources from our operations.

Goods and Services Tax has replaced the majority of the existing indirect tax regulations in India. The point of taxation has been changed and also rates for our services were increased from 15% to 18%. Consequently the incremental costs will impact the profitability and cash flow of the company. There may be future increases in tax rate that will impact our profitability and cash flows adversely.

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

Sify Technologies (Singapore) Pte. Ltd, Sify Technologies North America Corporation, Sify Data and Managed Services Limited and Sify Infinit Spaces Limited are our wholly owned subsidiaries.

The address of our principal executive office is TIDEL Park, 2nd Floor, 4, Rajiv Gandhi Salai, Taramani, Chennai 600 113 India, and our telephone number is 91-44-2254-0770. Our agent for Investors Relations in the United States is Grayling Global, 101 Avenue of the Americas, 14th Floor, NY 10013, United States, phone +1-646-284-9400. Our website address is www.sifytechnologies.com and the information contained in our website does not constitute a part of this Annual Report.

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

In March 2000, we launched our network of public Internet cafés called iways to cater to the needs of Indians who do not have access to the Internet. In September 2000, we commenced our hosting services from our India’s first concurrently maintainable Data Center at Vashi, Mumbai to provide co-location and managed services to our clients. In June 2001, we obtained permission to provide wireless connectivity on the 5.7 GHz spectrum from the Wireless Planning Commission. This enabled us to convert all our iways from Integrated Services Digital Network, or ISDN, connectivity on the last mile to wireless connectivity. This technology also enabled us to commence our high-speed/broadband access to homes, which began in March 2003. To enable quicker access to homes, we developed a model of partnering with Cable Television Operators, or CTOs, who already interface with households for providing cable television facilities to millions of households in India.

In April 2002, ISP’s were permitted to provide restricted VoIP limited to outbound calls to International destinations and personal computer to personal computer calls in India. We started providing this service through our network of cybercafés, and later on through VoIP booths located in large commercial areas and corporate office complexes across major cities in India.

From the time we launched our corporate services in 1997, we have continually upgraded our technology to provide data services to corporate clients. We were the first Internet service provider in India to make our entire network IP-based and subsequently Multi-Protocol Label Switching (MPLS)-enabled, which permitted us to continue to grow our corporate customer base. As of March 31, 2018, we provide services to over 8,500 corporate clients in industries ranging from information technology, manufacturing, banking and financial services industry, pharmaceuticals, retail distribution and the Government.

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

Acquisition of Minority Interest in Subsidiary

In January 2008, our Board of Directors of Sify approved the merger of our subsidiary, Sify Communications Limited (“Sify Comm”) with our Company. The Boards of each of Sify and Sify Comm determined that a merger would produce cost savings efficiencies and as a combined entity, benefit all shareholders. The Board then submitted the proposed merger to the shareholders and to the High Court of Madras for approval. In August 2008, while approval for the merger was pending, the Indian Government proposed new regulations regarding the delivery of Internet services and was expected to announce changes to the policy governing the spectrum for the delivery of wireless data. The Board reviewed these regulatory changes and determined that it would be in the best interest of each Company to remain as separate entities, as opposed to combining the entities as contemplated by the proposed merger. The Company submitted a petition to the High Court of Madras to withdraw the merger, and such petition was approved.

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

Principal Capital Expenditures

In fiscal years 2018, 2017 and 2016, we spent ₹ 1,475 million (US$ 22.67 million), ₹ 1,940 million (US$ 29.92 million) and ₹ 2,811 million (US$ 43.35 million) respectively, on capital expenditures of which ₹ 0.31 million (US$ 0.004 million), ₹ 1 million (US$ 0.02 million) and ₹ 4 million (US$ 0.06 million) were incurred in North America in fiscal years 2018, 2017 and 2016 respectively. ₹ 2.19 million (US$ 0.34 million) were incurred in Singapore in fiscal years 2018. The remaining amounts were incurred in India. As of March 31, 2018, we had contractual commitments of approximately ₹ 1,033 million (US $15.88 million) for capital expenditures towards the acquisition of property, plant and equipment. These commitments included approximately ₹ 784 million (US $ 12.06 million) in domestic purchases and ₹ 248 million (US $ 3.82 million) in imports and overseas commitments for products and spares. The total capital expenditure with respect to capital work in progress as on March 31, 2018 amounted to ₹ 1,228 million (US$ 18.88 million). All our capital expenditures were financed out of cash generated from operations, equity infusion, finance leases and borrowings from banks.

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

Sify Data and Managed Services Limited

Sify Data and Managed Services Limited was Incorporated on March 16, 2017 as a wholly owned subsidiary of Sify Technologies Limited, to carry on Data Center centric IT service business. During the year 2017, the Company has invested ₹250 million in the Subsidiary.

 Sify Infinit Spaces Limited

Sify Infinit Spaces Limited was incorporated on November 20, 2017 as a wholly owned subsidiary company of Sify Technologies Limited, to carry on Data Center centric IT service business. During the fiscal year 2018, the Company has invested ₹50 million in the subsidiary.

Business Overview

We are among the largest integrated ICT Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 1550 cities and towns in India. This telecom network also connects 45 Data Centers across India including Sify’s 6 concurrently maintainable Data Centers across the cities of Chennai, Mumbai, Delhi and Bengaluru and customer Data Centers.

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

a)	Telecom-centric services

(i)	Telecom Services

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

Forecasting the explosive growth that the telecom market will see, we were the first in the country to offer an IPv6 ready network; a fact underscored by the Telecom policy of 2012. This network reaches more than 1550 towns and cities and gives a prospect of more than 3000 points of presence.

The focus of the Telecom Services is on the following lines:-

▪	India Data Business – Addressing the Data Communication needs of Large and Emerging Enterprises in India across each of their distributed points of business. We do this by leveraging our network span across 1550 towns and cities.

▪	Global Network Business – Addressing the connectivity needs of Enterprises and Carriers to connect in and out of India. Our partnerships with multiple international carriers provides for a seamless integration into and out of the India network.

▪	Wholesale Voice – Addressing the ‘India termination’ and several other countries for Hubbing. Our cable landing station is our strategic investment to address this business need and currently facilitates three international cables servicing the Middle East and a majority of Europe. Investments into strategic global assets will continue to address the opportunity in-and-out India

▪	Retail Voice – The company offers services in the retail voice market in partnership with International players.

b)	Data Center-centric IT services

(i)	Data Center services

We are among the earliest to invest in the Data Center landscape in the country with our first Data Center in Vashi, Mumbai in the year 2000. Even in the early days of the IT revolutions, we set very high benchmarks with each of our subsequent Data Center. We currently have 6 concurrently maintainable Data Centers across various geographical locations in India. This business offers services such as co-location, regular backup, server load balancing, remote backup; Managed Services like Messaging, shared Hosting, network and security; Storage and Virtualization and Managed Voice services to all resident Enterprises.

(ii)	Cloud and Managed services

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

(iii)	Technology Integration services

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

Major focus is as follows:

•	Service Desks and Command Centers

•	Voice and Video Conferencing

•	Hosted Contact Centers

•	Unified Communication and Unified Access

•	Virtualization

•	Data Center Build

•	Campus/LAN/Data Center Networking

•	WAN Architectures

•	Enterprise and End Point Security

(iv)	Applications Integration services

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

Today, this business caters to various verticals with offerings like Talent management, and automated platform that enables multi city, multiple point recruitments and test platform, Sales and Distribution platform, eLearning platform primarily for Enterprises outside of India for local and Internet based training, Web solutions like portals and also in industry standard applications like SAP, Oracle and Microsoft.

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

In Sify 3.0, we have restructured our business segments into 5 distinct lines of business in two broad categories,

1)	Telecom centric services
2)	Data Center centric IT services

Telecom centric services

a)	Telecom Services.

Having invested heavily in building among India’s best last mile network services, it was time to scale the utilization through cross alignment with traditional telecom players who were looking to expand our markets to Tier II and Tier III cities and towns and also to IT players who wished to leverage the cost benefits of relocating to Tier II towns.

We do this by leveraging our state-of-the art last mile wireless connectivity and the dense spread of network. Enterprise customers who seek to utilise the network have the choice of being connected to the DC of their choice or any one of our concurrently maintainable Data Centers. Today, this multi-mode, multi-mesh network connects 45 of India’s DCs

Our network, reaches 1550 cities and towns with more than 3000 Points of Presence and 100,000+ links, thus making us the largest MPLS network in India.

Data Center centric IT services

a)	Data Center services.

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

b)	Cloud and Managed services

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

In order to offer the best-of-breed services, we chose to work with the leaders in the business like HP and VMware. Our hosting services are also SAP Gold certified giving the much needed SLAs to our customers about the level of our offerings.

c)	Technology Integration services

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

d)	Applications Integration services

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

•              Cover more of the country with our network, increase the bandwidth support and drive more customer usage. Our network is based on Internet Protocol, or IP, and we are the first Indian service provider to have made our network Multi-Protocol Label Switching (MPLS) compliant. We are also the first IPv6 ready network having laid it down as early as 2000. In the fiscal year 2013-14, we implemented the proprietary CloudCover to connect Data Centers across India with a multi-mode, multi-mesh network. This builds redundancy at multiple levels across the network. This network connects 45 of India’s Data Centers including 6 of our own. To ensure undisrupted high quality service and to achieve cost efficiencies, we have invested in an undersea cable consortium. The capacity went live during the Q1 of 2012-13. We have further increased the capacity during the fiscal 2016. We have also leased intercity links from multiple suppliers including BSNL, Bharti Airtel, TATA, Railtel and Power Grid Corporation, such that each one of our nodes is accessible from at least two other nodes, if not by two long distance operators. We believe that as the size and capacity of our network infrastructure grows, its structure and national coverage will create economies of scale. Being vendor neutral, we are able to procure bandwidth in a cost effective manner.

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

•              Expand our customer distribution channels through strategic alliances to take advantage of the sales and marketing capabilities of our strategic partners. Each of our business delivers a certain level of legitimacy when aligned with the industry leaders. Most MNCs see this as a comfort factor and a reassurance of global standards that they have enjoyed. So, whether it is Telecom business aligning with international carriers, our DC business being the best of the global standards, our Managed services having tied up with leaders like HP, VMware, SAP, Hitachi etc or Applications Integration services or our content delivery assurance with Akamai under our Technology Integration services ambit, the assurance is the same; global standards, local deliverance. On the delivery front, this doubles our marketing strength while allowing for a cross selling of products and services to both the partner’s audiences.

•              Pursue selective strategic investments, alliances and acquisitions to expand our customer base, increase utilization of our network and add new technologies to our service mix. India's financial nerve center, Mumbai has long been a focus of our expansion plans given the concentration of Enterprise players. That, along with a stable administration and power supply, well developed suburbs, and a native market was responsible for us launching our 6th concurrently maintainable DC at Rabale, near Navi Mumbai. All along, we have invested ahead of the demand curve across all our services. That said, the focus has also been to add value by partnering with the best of breed technology companies. Towards that, our hosting services are now SAP certified giving us the much needed fillip to pitch it to discerning Enterprise customers. Content delivery for Enterprise customers was underlined with our partnership with the world leaders, Akamai. We will continue to pursue opportunities to grow both organically and inorganically, in our endeavor to spread into newer geographies.

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

Data Center Services. We operate 6 concurrently maintainable Data Centers of which three are located in Mumbai (Bombay), one each at Noida (UP), Chennai (Madras) and Bengaluru, which are designed to act as reliable, secure and scalable facilities to host mission-critical applications. We offer co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks or hire complete racks, and even rent ‘secure cages’ at the hosting facility as per their application requirements. We also offer a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration and network configuration.

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

Sify.com provides a gateway to the Internet by offering communication and search tools such as travel, online portfolio management and channels for personal finance, astrology, lifestyle, shopping, movies, sports and news. We have also launched mobile applications to offer the below-mentioned services on the mobile.

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

Corporate Customers

Our base of corporate customers spread across information technology enabled services (ITES), banking financial services and insurance (BFSI), publishing, retail, pharmaceuticals and manufacturing. The reorganization of our business has helped us expand our customer base to over 8,500 customers to date. This is not inclusive of customers who have brought piece-meal services from us. A good number of these customers have matured from our initial set of offerings like Network and Data Center services. With the launch of our cable landing station, we are able to cater to international carriers as well as domestic voice and data players. Our alliance with world leaders across our other services is giving us the opportunity to extend our services to customers of our alliance partners.

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

Sales and Marketing

From a business standpoint, we have 5 different lines of business. But on the sales front, the entire team is trained to upsell and cross sell across the entire bandwidth of services. We believe this is essential and imperative given the space for bundling of our services. The 473 person Sales team caters to the demand of Enterprises and the growing SMB market.

Technology and Network Infrastructure

Geographic coverage: Our network today reaches more than 1550 towns and cities and between them have more than 100,000+ links. This network is completely owned giving us complete control on the technology, traffic and speed over them. These points of presence, or primary nodes, reside at the core of a larger Internet protocol network with a Star and meshed topology architecture thereby building in redundancy at every point and translating into minimum or no downtime for customers.

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

Network Operations Center: We maintain a network operation center located in Chennai (Madras) and a backup facility in Mumbai (Bombay). The Chennai facility houses our central network servers as well as our network staff who monitors network traffic, service quality and equipment at all our points of presence to ensure a reliable Internet service. These operation centers are staffed 24-hours-a-day, seven-days-a-week. We have backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability.

Data Center Infrastructure. We operate 6 concurrently maintainable Internet Data Centers, three in Mumbai, one each at Chennai, Bangalore and Noida (UP). We offer managed hosting, security and infrastructure managed services from these facilities. These Data Centers are completely integrated with our IP / MPLS network which provides seamless connectivity for our customers from their premise to their applications hosted in the Data Centers. The Data Centers conform to the standards to cater to the security consideration of our customer servers.

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

In 2016, TRAI announced a new VNO (Virtual Network Operator) license as a part of the Unified License regime for bringing in more players in the market through resale model. The company applied and has been allotted this license for Chennai circle.

Organizational Structure

We are not part of any group. A list of subsidiaries and relevant information about them is provided in Exhibit 8.1 to this Annual Report.

Property, Plants and Equipment

We own approximately 100,000 square feet corporate headquarters located in Chennai (Madras), India and an approximately 20,000 square feet regional office in Mumbai (Bombay). We have leased approximately 3,500 square feet network operations center in Chennai, a 27,000 square feet Data Center in Vashi, Mumbai, 95,250 square feet Data Center in Airoli, 46,600 square feet in Bangalore Data Center and 65,000 square feet Data Center in Rabale, Mumbai. In November 2011, we acquired 175,000 square feet of building space for construction of a Data Center space in Noida, UP on acquisition of Pace Info Com Park Private Limited, through Hermit Projects Private Limited, its holding company. Construction in the said Data Center was completed and went live during fiscal 2015. We have acquired over 200,000 square feet of building space for construction of a Data Center space in Rabale, Mumbai which is completed and became operational during fiscal 2016. We have also acquired another building measuring 83,450 square feet at Rabale, Mumbai for Expansion.

Our Chennai facility houses our central network servers as well as our network staff who monitors network traffic, service quality and equipment at all our points of presence, or POPs, to ensure a reliable Internet service. We have POPs in over 1,550 towns/cities across India. Most of our POPs are staffed 24-hours-a-day, seven-days-a-week. Our POPs average approximately 750 square feet at each location. We have backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability. Our property, plants and equipment are pledged towards obtaining loans / working capital facilities from banks.

The Company had entered into a contract with Emirates Integrated Telecom (“the Emirates”) for the construction and supply of undersea cable capacity from the Europe India Gateway (EIG). The Capacity went live during fiscal 2013 and was upgraded during fiscal 2015, 2016 and 2018. This enables significant capacity on ground leading to ability to service larger customers.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The financial statements of the Company included in this Annual Report on Form 20-F have been prepared in accordance with the English version of International Financial Reporting Standards as issued by International Accounting Standards Board. The information set forth in Operating and Financial Review and Prospects is also for the Company's three most recent fiscal years. The discussion, analysis and information presented in this section should be read in conjunction with our financial statements included herein and the notes thereto.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(₹ in million, except share data and where otherwise stated)

Overview

Sify is among the largest integrated ICT Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common data network infrastructure reaching more than 1550 cities and towns in India. This telecom network today connects 45 client Data Centers across India, including Sify’s own 6 concurrently maintainable Data Centers across the cities of Chennai, Mumbai, Delhi and Bengaluru.

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

Data Center Services: We operate 6 concurrently maintainable Data Centers of which three are located in Mumbai (Bombay) and one each at Noida (UP), Chennai (Madras) and Bengaluru, which are designed to act as reliable, secure and scalable facilities to host mission-critical applications. We offer co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks or hire complete racks, and even rent ‘secure cages’ at the hosting facility as per their application requirements. We also offer a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration and network configuration.

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

Sify.com provides a gateway to the Internet by offering communication and search tools such as travel, online portfolio management and channels for personal finance, astrology, lifestyle, shopping, movies, sports and news.

We offer value-added services to organizations such as website design, development, content management, Online assessment tools, search engine optimization, including domain name management, secure socket layer (SSL) certificate for websites, and server space in required operating system and database. We provide state of the art messaging and collaboration services and solutions such as anti-spam appliances, bulk mail services, instant messaging, and also offer solutions and services to enable data and access security over the Internet. We also provide infrastructure-based services on demand, including online testing engine and network management. Online testing services include test management software, required servers and proctored examination facilities at Sify’s franchisee points. On-line exam engine offered allows a secure and flexible way of conducting examinations involving a wide range of question patterns.

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

Revenues

Telecom Services

These primarily include revenue from connectivity services, NLD/ILD services and to a lesser extent, revenues from the installation of the connectivity link. In certain cases, these elements are sold as a package consisting of all or some of the elements. We sell hardware and software purchased from third party vendors to our high value corporate clients. Our connectivity services include IPVPN services, Internet connectivity and last mile connectivity (predominantly through wireless). We provide these services for a fixed period of time at a fixed rate regardless of usage, with the rate for the services determined based on the type of service and capacity provided, scope of the engagement and the Service Level Agreement, or SLA. We provide NLD (National Long Distance) and ILD (International Long Distance) services and carry voice traffic for Inter-connect Operators. Revenue is recognized based upon metered call units of voice traffic terminated on our network. The company offers services in the retail voice market in partnership with Skype Communications, S.a.r.l. The company realized revenue from the sale of voice credits and subscriptions of Skype.

Data Center services

Revenue from Data Center services includes revenue from co-location of space and racks on usage of power from large contracts. The contracts are mainly fixed rate for a period of time based on the space or the racks used and usage revenue is based on consumption of power on large contracts.

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

Applications Integration Services

Revenue from Applications Integration Services (Apps SI) comprises of Online Assessment, Web development, supply chain solutions, content management, sale of Digital certificates and sale, implementation and maintenance of Industry Specific applications like SAP, Oracle and Microsoft. Contracts are primarily fixed in nature for a period of time and also could be based on T & M.

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

Stock compensation expense

A total of 25 million equity shares are reserved for issuance under our Associate Stock Option Plans (ASOPs). Our ASOP 2014 was adopted at the Eighteenth Annual General Meeting held on July 28, 2014. As of March 31, 2018, we had an aggregate outstanding of 5.18 million options under our ASOP with a weighted average exercise price equal to approximately ₹ 78.79 ($1.21) per equity share. Unamortized stock compensation expense as of March 31, 2018 on these options is ₹ 10.35 million ($ 0.16 million).

Results of Operations

The following table sets forth certain financial information as a percentage of revenues:

	Fiscal
	2018	2017	2016
	%	%	%
Revenues	100	100	100
Cost of goods sold and services rendered	(64.95)	(64.40)	(60.55)
Other income/(expense)	0.92	0.79	0.70
Selling, general and administrative expenses	(21.25)	(21.65)	(23.14)
Depreciation and amortization expenses	(8.48)	(9.54)	(10.63)
Profit from operating activities	6.24	5.20	6.38
Finance income	0.63	0.66	0.30
Finance expenses	(2.41)	(2.38)	(3.76)
Net finance income/(Loss)	(1.78)	(1.72)	(3.46)
Profit before tax	4.46	3.48	2.92
Income tax (expense)/ benefit	0.00	-	-
Net profit for the year	4.46	3.48	2.92

Results of year ended March 31, 2018 compared to year ended March 31, 2017

The growth in our revenues in fiscal 2018 from fiscal 2017 is given below:

	2017 – 18	2016 – 17	Increase/ (decrease)	% Change

Revenues	20,686	18,432	2,254	12%

Year 2017-18 had a 12% growth with an increase in revenues of ₹ 2,254 million ($34.65 million) contributed largely by Applications Integration Services with a revenue growth of ₹ 1,192 million ($18.33 million), Technology Integration services with ₹757 million ($11.64 million), Data Center Services with ₹460 million ($7.07 million) and Cloud and Managed Services with ₹37 million ($0.57 million). The increase is offset by decrease in revenue from Telecom Services by ₹192 million ($2.95 million).

The revenue by operating segments is as follows:

	Revenue		Percentage of revenue		Growth %
	2017-18	2016-17	2017-18	2016-17	2017-18
Telecom Services	9,981	10,173	48%	55%	(2)%
Data Center Services	2,435	1,975	12%	11%	23%
Cloud and Managed Services	957	920	5%	5%	4%
Technology Integration Services	3,445	2,688	17%	15%	28%
Applications Integration Services	3,868	2,676	18%	14%	45%
Total	20,686	18,432	100%	100%	12%

Revenue from Telecom Service reduced by ₹192 million ($2.95 million) primarily due to (i) an increase in revenue of ₹536 million ($8.22 million) from Connectivity Services, contributed by net increase in number of links by 8,269 with existing and new customer engagements, and (ii) the increase is offset by decrease in revenue of ₹728 million ($11.17 million) in Voice Services, which is on account of a decrease of` ₹1332 million ($20.47 million) from ILD business, contributed by volume decrease of 1673 million minutes and decrease of ₹6 million ($0.10 million) from VoIP services, partially offset by increase of ₹20 million ($0.31 million) from Voice Retail services and partially offset by an increase of ₹590 million ($9.09 million) from Hubbing services.

Revenue from Data Center Services increased by ₹460 million ($7.07 million) due to increase of new contracts and capacities sold.

Revenue from Cloud and Managed Services has increased by ₹37 million ($0.57 million), primarily on account of increase in revenue of ₹15 million ($0.23 million) from cloud based offerings on account of new customer engagements and this is offset by decrease in revenue of ₹33 million ($0.51 million) from Infrastructure Managed Services and increase in revenue of ₹55 million ($0.85 million) from Domestic Managed Services.

Revenue from Technology Integration Services increased by ₹757 million ($11.64 million), on account of increase in revenues from large network integration and security services.

Revenue from Applications Integration Services increased by ₹1,192 million ($18.33 million). The increase is attributable to increase in (i) Online Assessment services revenue by ₹843 million ($12.94 million) (ii) revenue by ₹316 million ($4.84 million) from SAP and App-led SI (iii) Digital certification business by ₹56 million ($0.87 million) (iv) Forum business revenue by ₹20 million ($0.31 million) and the above increase is offset by decrease in (v) eLearning services by ₹26 million ($0.39 million) (vi) Web Services business by ₹9 million ($0.14 million) (vii) Portals business by ₹8 million ($0.12 million) on account of decrease in customer engagements.

Other income

The change in other income is as follows:

	2017 -18	2016 -17	Increase/ (decrease)	% Change
Other income	190	146	44	30%

The increase in other income is on account of reimbursement received from depository for ADR expenses reimbursement scheme ₹ 49 million ($0.76 million), rebate received from a vendor ₹ 12 million ($0.18 million), write back of provision for expenses no longer required ₹ 4 million ($0.06 million) and increase on account of sale of property plant & Equipment by ₹ 1 million ($0.02 million) the above increases was partially offset by decrease in net gain on forex exchange fluctuations amounting to ₹ 22 million ($0.34 million).

Cost of goods sold and services rendered (COGS)

Our cost of goods sold and services rendered in each of the business segment is set forth in the following table:

	2017-18	2016-17	Increase/ (decrease)	% change
Telecom Services	6,303	6,632	(329)	(5)%
Data Center Services	1,223	1,030	193	19%
Cloud and Managed Services	522	382	140	37%
Technology Integration Services	2,563	2,088	475	23%
Applications Integration Services	2,824	1,738	1,086	62%
Total	13,435	11,870	1,565	13%

The cost of goods sold has increased by 13% on overall basis and the movement in COGS by nature of expense is explained in detail below:

	2017-18	2016-17	Increase/ (decrease)	% change
Network Costs	4,950	5,419	(469)	(9)%
License fees (revenue share)	562	519	43	8%
Cost of goods sold	3,132	2,067	1065	51%
- Sale of products	1,331	1,225	106	9%
- Integration services	1,801	842	959	114%
Direct Resources costs	1,126	924	202	22%
Power costs	1,153	984	169	17%
Other direct costs	2,512	1,957	555	28%
Total	13,435	11,870	1,565	13%

Network costs comprises cost of Bandwidth leased out from TELCOS, Inter connect charges and IP termination costs payable to carriers. Decrease in Network costs of ₹469 million ($7.22 million) is due to (i) ₹241 million ($3.71 million) increase in Bandwidth costs incurred on account of capacity upgrades and newer links and (ii) decrease of ₹710 million ($10.93 million) of Inter connect charges due to the decrease in 1673 million minutes in the volume of International Long distance.

License fees (Revenue share) cost comprises revenue share payable to DOT on licensed services. Increase in revenue share is on account of increase of ₹43 million ($0.66 million) in the revenue share payable to DOT on account of increase in licensed Revenues.

Cost of Goods sold consists of cost of Hardware and Software and integration services. Cost of Hardware and Software sold increased by ₹1065 million ($16.36 million). The same being on account of increase in projects in Technology Integration business by ₹971 million ($14.93 million) and increase in cost related to one time sales by ₹94 million ($1.43 million)

Direct Resource costs comprises the cost of resources deployed on the Network Infrastructure Delivery (Part of Telecom service), and resources involved in delivery of applications integration services, cost of billable resources of e Learning (Part of Applications Integration services) and Infrastructure Managed services (Part of Cloud and Managed Services). Increase in resources costs of 202 million ($3.11 million) is primarily on account of increase of (i) ₹105 million ($1.62 million) increase in delivery telecom services, (ii) Applications Integration Services by ₹64 million ($0.98 million), (iii) Technology Integration Services by ₹18 million ($0.28 million), (iv) DC services increase by ₹10 million ($0.15 million) and (v) Managed Services Delivery (Part of Cloud and Managed services) increase by ₹5 million ($0.08 million) on account of increase in number of employees.

Power cost comprises of electricity charges incurred for our Data Center operations. Power cost increased by ₹169 million ($2.60 million) due to increase in occupancy of Rabale DC and also increase in consumption in existing Data Centers and increased power tariff.

Other direct cost, comprises Link implementation and maintenance charges pertaining to Telecom services, direct cost of Applications Integration services business containing Online Exams, digital certificate platform, content costs and subject matter experts for international businesses. The increase in other direct costs of ₹555 million ($8.53 million) is primarily on account of increase of (i) ₹413 million ($6.34 million) in applications integrations services on account of operating cost of online assessment due to new customer engagements with higher volumes (ii) ₹136 million ($2.09 million) on account of operating costs of cloud and managed services and. (iii) Increase of ₹2 million ($0.03 million) on account Content cost, (iv) Increase of ₹12 million ($0.18 million) on account of Data Center new contract executions, and the above increase is offset by a decrease of ₹8 million ($0.11 million) in link maintenance charges.

Selling, General and Administrative expenses

Selling, General and Administrative expenses of the Company by nature of expenses are set forth as follows:

	2017-18	2016-17	Increase/ (decrease)	% change
Operating costs	1,000	980	20	2%
Selling and Marketing Expenses	147	136	11	8%
Associate Expenses	1,863	1549	314	20%
Other Indirect expenses	1,001	940	61	6%
Allowance for doubtful receivables/advances	384	386	(2)	(1)%
Total	4,395	3,991	404	10%

Operating costs includes rental, repairs and maintenance charges of our network operating centers, base stations and other co-location sites including the rent and maintenance for our Data Centers. Operating costs increased by ₹20 million ($0.31 million) primarily on account of increase in repairs and maintenance and network operating cost.

Selling and Marketing expenses consist of, selling commission payable to sales partners, incentive to salesmen and, marketing and promotion costs. The Selling and Marketing expenses increased by ₹11 million ($0.17 million).

Associate expenses consist of cost of the employees who are part of the Sales and marketing, Business development, General management and support services. Associate expenses increased by ₹314 million ($4.82 million) between two periods due to increase in headcounts and regular Increments.

Other indirect expense consists of, rental and electricity cost of office, travel cost, legal charges, professional charges, communication and others. During the year Other Indirect costs have increased by ₹61 million ($0.94 million) primarily on account of office repair and maintenance expenses in various locations.

Allowance for doubtful receivables/advances consists of the charge on account of the provisions created during the year against doubtful receivables/advances. Allowance for doubtful receivables/advances decreased by ₹2 million ($0.03 million).

Depreciation and amortization

Depreciation and amortization is set forth in the table below:

	2017 -18	2016 -17	Increase/ (Decrease)	% Change
Depreciation and amortization	1,755	1,759	(4)	(0.23)%
As a percentage of carrying value	22.51%	24.49%

The depreciation during the current year remained flat in comparison with the previous year.

Profit from operating activities

	2017 -18	2016-17	Increase/ (Decrease)	% Change
Operating profit	1291	958	333	34.77%
As a percentage of revenue	6.24%	5.20%

The operating profit as a percentage of revenue has increased due to percentage decrease in selling and distribution expenses and depreciation and amortization expense and this increase was partially offset by percentage increase in cost of goods sold and services rendered as explained above.

Finance income/expense

	2017 -18	2016 -17	Increase/ (Decrease)	% Change
Finance income	129	123	6	5%
Finance expense	(497)	(437)	60	14%
Net finance income/expense	(368)	(314)	54	17%

Finance income: The finance income primarily consists of interest received from bank deposits of ₹25 million ($0.39 million), and interest income on other deposits of ₹104 million ($1.60 million). The interest received from bank decreased by ₹1 million ($0.02 million) from last year, and interest income on other deposits increased by ₹8 million ($0.12 million) on account of interest on income tax refund received during current year amounting to ₹ 92 million ($ 1.41 million).

Finance expense: The finance expense primarily consists of ₹31 million ($0.48 million) of interest expense on leases, ₹373 million ($5.73 million) of interest paid on borrowings and ₹93 million ($1.42 million) of other borrowing costs paid in respect of utilization of non-fund facilities from the banks and other processing charges.

The increase in finance expense is on account of increase in borrowings taken mainly to fund upcoming Data Centers in Chennai and Hyderabad and other working capital arrangements.

Net Profit

	2017-18	2016-17	Increase/ (Decrease)	% Change
Net Profit	923	642	281	44%
As a percentage of revenue	4.46%	3.48%

The increase in the net profit during the year 2017-18 is mainly attributable to increase in operating margins.

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

Revenue from Applications Integration Services is increased by ₹1,360 million ($20.97 million). The increase is attributable to increase in (i) Online Assessment services revenue by ₹1,515 million ($23.37 million) and the above increase is offset by decrease in (ii) revenue by ₹47 million ($0.72 million) from Industry standard application services (iii) eLearning services by ₹82 million ($1.27 million) (iv) Digital certification business by ₹5 million ($0.08 million) (v) Portals business by ₹21 million ($0.32 million) on account of decrease in customer engagements.

Other income

The change in other income is as follows:

	2016 -17	2015 -16	Increase/ (decrease)	% Change
Other income	146	104	42	40%

The increase in other income is on account of increase in rental income by ₹51 million ($0.79 million), net gain on forex exchange fluctuations amounting to ₹ 29 million ($0.45 million). The increase is offset by decrease in provision for expenses and doubtful debts written back by ₹ 41 million ($0.63 million) compared to previous year.

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

Associate expenses consist of cost of the employees who are part of the Sales and marketing, Business development, General management and support services. Associate expenses increased by ₹241 million ($3.72 million) between two periods due to increase in headcounts and regular Increments.

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

Foreign Exchange Fluctuations and Forwards

We enter into foreign exchange derivative contracts to mitigate the risk of changes in foreign exchange rates on cash flows denominated in U.S. dollars. We enter into forward contracts where the counter party is a bank. Forward contracts generally mature between one to six months. These contracts do not qualify for hedge accounting under IFRS. These contracts are marked to market as at the balance sheet date and recognized in the consolidated income statement.

Liquidity and capital resources

We have financed our operations largely through cash generated from operations, equity issuance and bank borrowings. Our liquidity requirements are for meeting working capital needs and capital expenditures required to upgrade and maintain our existing infrastructure.

The following table summarises our cash flows for periods presented:

	2018	2017	2016	2018
	₹ In million	₹ In million	₹ In million	US $ in million
Net cash from / (used in) operating activities	2,121	1,748	2,442	33
Net cash from / (used in) investing activities	(1,794)	(1,610)	(1,566)	(28)
Net cash from / (used in) financing activities	(1,048)	(257)	(580)	(16)
Effect of exchange rate changes on cash and cash equivalents	(5)	(4)	(1)	(0)
Net increase / (decrease) in cash and cash equivalents	(722)	(119)	296	(11)

As of March 31, 2018, 2017 and 2016 we had working capital of ₹ 1,851 million, ₹ 701 million, ₹ 1,047 million which includes cash and cash equivalents of ₹ 167 million, ₹ 893 million and ₹ 1,016 million. Our working capital net of cash and cash equivalents is ₹1,684 million, ₹192 million (negative) and ₹ 31 million as of March 31, 2018, 2017 and 2016. We believe that cash from operations, existing lines of credit and capital availability from promotor group, we have sufficient resources to meet our liquidity requirements.

Our short term borrowings to finance working capital requirements are primarily financed by cash credit facilities with banks. Borrowings for capital expenditures are financed through capital leases and long term loans. We have foreign currency demand loans, which carry lower interest rates compared to loans in Indian currency but are subject to exchange fluctuations, due to which there could be an adverse impact on cash outflows.

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

We have borrowings of ₹ 5,793 million as of March 31, 2018 out of which ₹ 3,946 million will be repaid within a period of 12 months. Interest outflow on existing borrowings for next year is expected to be ₹ 454 million. We have utilized working capital facility of ₹ 2,469 million out of limit of ₹ 2,500 million during fiscal 2018. We have unutilized non fund limit of ₹ 815 million as of March 31, 2018.

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

Cash and cash equivalents:

Cash and cash equivalents comprise of ₹ 1,875 million, ₹ 1,434, million, ₹ 1,123million, in bank accounts and ₹ 413 million, ₹ 449 million, ₹ 613 million in the form of bank deposits as on March 31, 2018, 2017, 2016 out of which cash deposits in the form of margin money is restricted for use by us amounting to ₹ 296 million, ₹ 263 million, ₹ 345million. Balances in foreign currency amount to ₹ 249 million, ₹ 336 million and ₹ 285 million as of March 31, 2018, 2017and 2016.

Net cash generated from operating activities for the year ended March 31, 2018 was ₹ 2,121 million ($ 32.61 million). This is mainly attributable to cash generated during the year before changes in working capital ₹ 3,440 million ($ 52.89 million), increase in trade and other payables by ₹605 million ($ 9.30 million), increase in employee benefits ₹29 million ($ 0.45 million) and increase in deferred revenue by ₹297 million ($ 4.56 million) on account of increase in advance billing in long term projects, decrease in inventories by ₹ 536 million ($ 8.24 million) and partially offset by increase in trade and other receivables by ₹ 2,221 million ($ 34.14 million), increase in other assets by ₹ 519 million ($ 7.98 million).

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

Net cash used in investing activities for the year ended March 31, 2018 was ₹ 1,794 million ($ 27.58 million) primarily on account of additional expenditure on Data Center, upgradation of network backbone and investment in corporate debt securities.

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

Net cash used in financing activities for fiscal year 2018 was ₹ 1,048 million ($ 16.11 million). The increase is mainly due to repayment of lease liabilities of ₹403 million ($ 6.20 million) and finance expenses paid amounting to ₹491 million ($ 7.55 million). Also, dividend of ₹209 million ($ 3.20 million) was paid during the year. The increase is partially offset by borrowings amounting ₹43 million ($ 0.66 million) and proceeds from issue of shares including share premium under ESOP ₹12 million ($ 0.19 million) received during the year.

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

Capital expenditure

We incurred ₹ 1,475 million (US$ 22.68 million) towards capital expenditure for the year ended March 31, 2018. We expect further capital expenditure to be incurred during the fiscal year 2019 to strengthen our infrastructure capabilities. The capital expenditure was funded out of internal accruals, bank borrowings and finance leasing arrangements. Also refer to section “Principal Capital Expenditures” under Item 4 for capital commitments as on March 31, 2018.

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

Contractual obligations

Set forth below are our contractual obligations as of March 31, 2018:

Payments due by period (₹ 000s)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long Term Debt Obligations	3,615,748	1,242,517	2,102,955	270,276	-
Short Term Borrowings	2,597,781	2,597,781	-	-	-
Finance Lease Obligations	210,302	105,274	101,888	3,140	-
Non-cancellable Operating Lease obligations	990,859	112,358	238,218	253,730	386,553
Purchase Obligations	1,032,695	1,032,695	-	-	-

Total	8,447,385	5,090,625	2,443,061	527,146	386,553

Recent Accounting Pronouncements

(i)	IFRS 15 Revenue from Contracts with Customers: In May 2014, the International Accounting Standards Board (IASB) issued IFRS 15, Revenue from Contracts with Customers. The core principle of the new standard is that an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The standard permits the use of either the retrospective or cumulative effect transition method. The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2018, the Group will adopt the standard with effect from April 1, 2018 by using the cumulative effect transition method and accordingly comparatives will not be retrospectively adjusted. The effect on adoption of IFRS 15 on Statement of Profit and Loss is not expected to be significant and the Group will recognise the effect of initial application in the opening retained earnings as per the transitional provisions prescribed under this Standard.

(ii)	IFRS 16 leases: IFRS 16 on lease was issued on January 13, 2016 and is effective from the year January 1, 2019. The standard replaces all existing lease accounting requirements and represents a significant change in accounting and reporting of leases, with more assets and liabilities to be reported on the Statement of Financial Position and a different recognition of lease costs. The Group is currently evaluating the effect of the standard on the consolidated financial statements.

(iii)	IFRIC 22 Foreign currency transactions and advance consideration: IFRIC 22 was issued on December 8, 2016 which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when an entity has received or paid advance consideration in a foreign currency. The effective date for adoption of IFRIC 22 is annual reporting periods beginning on or after January 1, 2018. The Group will adopt the amendment with effect from April 1, 2018, the Group has evaluated the requirements of amendment and the effect on the financial statement is expected to be insignificant.

(iv)	IFRIC 23 Uncertainty over income tax treatments: IFRIC 23 was issued on June 7, 2017 to clarify the accounting for uncertainties in income taxes. The effective date for adoption of IFRIC 23 is annual reporting periods beginning on or after January 1, 2019, though early adoption is permitted. The Group is currently evaluating the effect of the same on the consolidated financial statements.

(v)	Amendments to IFRS 2, Share-based payment: In June 2016, the International Accounting Standards Board issued the amendments to IFRS 2, providing specific guidance for measurement of cash-settled awards, modification of cash-settled awards and awards that include a net settlement feature in respect of withholding taxes. It clarifies that the fair value of cash-settled awards is determined on a basis consistent with that used for equity-settled awards. Market-based performance conditions and non-vesting conditions are reflected in the ‘fair values’, but non-market performance conditions and service vesting conditions are reflected in the estimate of the number of awards expected to vest. Also, the amendment clarifies that if the terms and conditions of a cash-settled share-based payment transaction are modified with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as such from the date of the modification. Further, the amendment requires the award that includes a net settlement feature in respect of withholding taxes to be treated as equity-settled in its entirety. The cash payment to the tax authority is treated as if it was part of an equity settlement. The effective date for adoption of the amendments to IFRS 2 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted. The Group has evaluated the requirements of amendment and the effect on the financial statement is expected to be insignificant.

(vi)	Ammendments in IAS 19 – Employee Benefits: In February 2018, the IASB issued amendments to IAS 19 – “Employee Benefits” regarding plan amendments, curtailments and settlements. The amendments in Plan Amendment, Curtailment or Settlement are as follows;

a) If a plan amendment, curtailment or settlement occurs, it is now mandatory that the current service cost and the net interest for the period after the remeasurement are determined using the assumptions used for the remeasurement;

b) In addition, amendments have been included to clarify the effect of a plan amendment, curtailment or settlement on the requirements regarding asset ceiling.

The above amendments are effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted but must be disclosed.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

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

(ii) Data Center Services:

Revenues from DC services consists co-location of racks and power charges. The contracts are mainly for a fixed rate for a period of time and are recognised over the period during which the service is provided.

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

Item 6. Directors, Senior Management and Employees

Directors and Executive Officers

The following table sets forth the name, age and position of each director and senior management executive officer of our Company as of March 31, 2018:

Name	Age	Designation
Raju Vegesna (4)	58	CEO, Chairman & Managing Director
Ananda Raju Vegesna (2) (4) (5)	58	Executive Director
C B Mouli (1)	71	Director, Chairman & Financial Expert of Audit Committee
S K Rao (1) (2) (3) (5) (6)	74	Director
T H Chowdary (2) (3) (5)	86	Director & Chairman of Compensation & Nominating Committees
Vegesna Bala Saraswathi	54	Director
C E S Azariah (1) (2) (3) (4) (5)	70	Director
Kamal Nath	53	Chief Executive Officer - Sify Technologies Limited, India
M P Vijay Kumar	48	Chief Financial Officer
C R Rao	58	Chief Operating Officer

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating Committee.

(4)	Member of the Corporate Social Responsibility Committee.

(5)	Member of Nomination and Remuneration Committee.

(6)

Dr S K Rao, an Independent Director of the Company, a member of the Audit Committee, Compensation Committee and Nominating Committee has resigned from Board on June 4, 2018 due to health conditions. As a result of Dr. Rao’s resignation, the Company is currently not compliant with NASDAQ Listing Rule 5605(b), which requires a majority of the Board of Directors to be comprised of independent directors, and Rule 5605(c)(2), which requires a company to have an Audit Committee comprised of at least three independent directors. The Company intends to regain compliance by adding a new independent director before the end of the cure period allowed under NASDAQ rules. Dr S K Rao’s position on the Board, Audit Committee, Compensation Committee and Nominating Committee will remain vacant till the vacancy is filled up.

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

S.K. Rao served as a Director of our Company from July 2005 until his recent resignation on June 4, 2018. Mr Rao retired as the Director General, Administrative Staff College of India, Hyderabad. Mr Rao previously worked at the Commonwealth Secretariat in London in various diplomatic capacities. He also acted as the Consultant for the United Nations and represented the Commonwealth Secretariat as an Observer at the meetings of the UN General Assembly. Mr. Rao holds a MA and a PhD in Economics from Trinity College, Cambridge, U.K.

T.H. Chowdary has served as a Director of our Company since February 1996. Dr. Chowdary retired as the Chief Executive Officer of VSNL. He has held key positions in the ITU, Intelsat and other international telecommunications organizations during the course of his career, and was involved in the establishment of the Center for Telecommunications Management Studies (CTMS) at Hyderabad. Dr. Chowdary is also a director in Softsol India Limited and Tera Software Limited.

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

Kamal Nath has served as the Chief Executive Officer of Sify Technologies Limited, India, since August 2012. He is a Graduate in Electronics & Communications from BIT, Sindri. He has an overall experience of close to three decades in reputed organizations. Prior to joining Sify, he was with HCL Technologies Limited, a major IT company, responsible for the Infrastructure Services Division. He was with Larsen & Toubro Limited and Uptron India Limited in the early part of his career. He is responsible for the business operations in India.

M P Vijay Kumar has served as Chief Financial Officer since October 2007 and has over two decades of experience in corporate audits, financial/management consulting, legal advisory services, management audit and investment banking. He is a Chartered Accountant and a Fellow Member of the Institute of Chartered Accountants of India, Fellow Member of the Institute of Company Secretaries of India and Associate member of the Institute of Cost and Works Accountants of India.

C R Rao, the Chief Operating Officer, has served as Vice President - Head HR & Administration since March 2009. He is a Graduate in Commerce and Law and also holds an MBA.  He comes with an overall experience of close to three decades in Strategic Planning and Operations Management.  Prior to joining Sify, he was with GSA Lufthansa as Vice President, responsible for Tamil Nadu and Andhra Pradesh.  His key responsibilities included Strategic Planning, Business Development, Sales and Marketing for the Cargo division.

Infinity Capital Ventures, LP beneficially owned 7.78 % of our equity shares as of March 31, 2018. This shareholder is a party to the Subscription Agreement dated November 10, 2005 with our Company. The Subscription Agreement provides that, among other things, the Company shall appoint Mr Raju Vegesna as the Chairman of the Board of Directors, Infinity Capital shall also nominate another person to the Board of Directors and so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital. In November 2005, Mr Raju Vegesna, a nominee of Infinity Capital Ventures, LP, was appointed as Chairman of our Board of Directors. In February 2006, the Company also appointed Mr. P S Raju as the second nominee of Infinity Capital to the Board of Directors. Consequent to the resignation of Mr P S Raju, as a Director effective May 31, 2015, Ms Vegesna Bala Saraswathi was appointed as an additional Director effective July 22, 2015 of our Company as a Nominee. Further, she was elected by shareholders as a Director at the Annual General Meeting held on July 4, 2016. She got re-elected as a director in Annual General Meeting held on July 6, 2017.

Infinity Satcom Universal Private Limited beneficially owned 8.13% of our equity shares as of March 31, 2018. Mr Ananda Raju Vegesna, Executive Director of the Company and brother of Mr Raju Vegesna, is the Director of Infinity Satcom. Infinity Satcom is presently controlled by Mr Raju Vegesna.

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

Mr Raju Vegesna, who is our CEO, Chairman and Managing Director, does not receive any compensation for his service on our Board of Directors. Similarly, Mr Ananda Raju Vegesna, who is employed as our Executive Director, also does not receive any compensation for his service on our Board of Directors. Directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. T. H. Chowdary, a Director of our Company, has been receiving ₹ 20,000 per month till January 2018, and the same has been revised to ₹ 25,000 per month with effect from February 1, 2018 for the technical services rendered by him, after obtaining requisite approval.

Officer Compensation

The following table sets forth all compensation paid by us during the fiscal year ended March 31, 2018 to our executive officers:

	Summary Compensation Table (₹in million)

	Salary(1)	Bonus
Name		(Performance based incentive)
Kamal Nath	14.22	1.07
M P Vijay Kumar	11.80	0.80
C R Rao	11.94	0.95

(1)	Includes provident fund contributions.

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

The Directors (who are not executive officers) are not entitled for any remuneration including any pension, retirement or similar benefit schemes.

The details of our contribution to provident fund in respect of the executive officers are set out below:

Name	₹ in million
Kamal Nath	0.68
M P Vijay Kumar	0.50
C R Rao	0.50

Gratuity expense is determined at an overall Company level based on an actuarial valuation performed by an independent actuary. Thus, the cost for the year ended March 31, 2018 in respect of gratuity and compensated absences towards executive officers of the Company was not separately determined. Gratuity cost relating to such executive officers is not estimated to be material.

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

We have provided for ₹ 106.73 million ($1.64 million) towards bonus payable for the year ended March 31, 2018 to employees including executive officers who have achieved the KRAs and KPIs.

Total of 1.65 million options were allotted to executive officers as part of ASOP 2014 plan during fiscal 2015. No such options were allotted to executive officers during fiscal 2017 and 2018. Related charge for the fiscal 2018 amounted to ₹1.35 million ($0.02 million).

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

On July 15, 2005, we appointed Messrs. S.K. Rao and C.B. Mouli as independent Directors of the Board to comply with the applicable NASDAQ rules. Dr. S.K Rao resigned effective June 4, 2018. His position on the Board, Audit Committee, Compensation Committee and Nominating Committee will remain vacant until the Company is able to find a suitable replacement.

Mr C E S Azariah was appointed as an independent Director effective March 25, 2013.

Dr T H Chowdary is also an independent Director of the Board.

Each of these Directors (Messrs C B Mouli, C E S Azariah and, T H Chowdary) continue to remain independent in accordance with NASDAQ rules.

In addition, based on the recommendation of the Board of Directors the above four Directors were appointed by the shareholders as the Independent Directors of the Board for a term of five consecutive years from the conclusion of the Eighteenth Annual General Meeting held on July 28, 2014.

Term of Directors

Mr Raju Vegesna, CEO, Chairman & Managing Director	Appointed as Chairman & Managing Director for a period of five years effective July 18, 2009. Pursuant to the recommendation of the Nomination & Remuneration Committee and the Board, he was reappointed as the Chairman & Managing Director for a further period of five years effective July 18, 2014 and the same was approved by the shareholders of the Company at the Annual General Meeting held on July 28, 2014. The Ministry of Corporate Affairs, Government of India also approved the same. As per Articles of Association of the Company, he is not required to retire by rotation and hence shall hold office for the full term.
Mr Ananda Raju Vegesna, Executive Director	Appointed as Executive Director for a period of five years effective June 22, 2010. Pursuant to the recommendation of the Nomination & Remuneration Committee and the Board, Mr Ananda Raju Vegesna was reappointed as the Executive Director for a further period of five years effective June 22, 2015 which was approved by the shareholders at the Annual General Meeting held on June 18, 2015. Further, as per the Act, he retires by rotation at the ensuing Annual General Meeting scheduled on July 6, 2018 and is eligible for re-election
Dr T H Chowdary, Chairman of Compensation and Nominating Committees	Appointed as a Director in February 1996. As per the Indian Companies Act, 2013, he was appointed as an Independent Director for a term of five consecutive years from the conclusion of the Eighteenth Annual General Meeting held on July 28, 2014.
Dr S K Rao	Appointed as a Director in July 2005. As per the Indian Companies Act, 2013, he was appointed as an Independent Director for a term of five consecutive years from the conclusion of the Eighteenth Annual General Meeting held on July 28, 2014. Dr. S.k.Rao resigned effective June, 4 2018.
Ms Vegesna Bala Saraswathi	Appointed as an Additional Director in July 2015. As per the Indian Companies Act, 2013, she was elected by the shareholders at the Annual General Meeting held on July 4, 2016. Further, as per the Act, she retires by rotation and eligible for re-election. She got re-elected at the Annual General Meeting held on July 6, 2017.
Mr C B Mouli, Chairman and Financial Expert of Audit Committee	Appointed as a Director in July 2005. As per the Indian Companies Act, 2013, he was appointed as an Independent Director for a term of five consecutive years from the conclusion of the Eighteenth Annual General Meeting held on July 28, 2014.
Mr C E S Azariah	Appointed as a Director by the Board of Directors in March 2013. As per the Indian Companies Act, 2013, he was appointed as an Independent Director for a term of five consecutive years from the conclusion of the Eighteenth Annual General Meeting held on July 28, 2014.

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

Board Committees

Details relating to Audit, Compensation, Corporate Social Responsibility and Nominating Committees of our board are provided below:

Audit Committee

Our Audit Committee is comprised of two independent directors, as determined under applicable NASDAQ rules. They are:

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

The Audit Committee held five meetings in person during fiscal year 2017-18.

The Audit Committee has adopted a Charter and it is reviewed annually.

Compensation Committee

Our Compensation Committee consists of one executive and two independent directors as determined under applicable NASDAQ rules, and consists of:

(i)	Dr T H Chowdary;

(ii)	Mr C E S Azariah and

(iii)	Mr Ananda Raju Vegesna

The Compensation Committee of the Board of Directors determines the salaries, benefits and stock option grants for our employees, consultants, directors and other individuals compensated by our Company. The Compensation Committee also administers our compensation plans. The Compensation Committee has adopted a Charter, which is reviewed annually.

The Compensation Committee held four meetings in person during fiscal 2017-18.

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

The Corporate Social Responsibility (CSR) is displayed on the Company’s website at http://corporate.sify.com/csr-policy.html http://sifytechnologies.com/investors/company-profile/csr-policy/.

For the financial year 2017-18, the company has spent ₹ 9.54 million in pursuance of its Corporate Social Responsibility Policy in the following manner:

1.	Contribution to the Hospital for the Disabled: the Company has contributed ₹ 6.30 million to Sri Venkateswara Institute of Research and Rehabilitation for the Disabled Trust, Dwarakha, Tirumala Hospital for the disabled which runs by the Trust.

2.	Contribution towards promoting Education: the Company has contributed ₹ 3.24 million towards promotion of education.

Nominating Committee

The Nominating Committee of the board consists exclusively of the following non-executive, independent directors as determined under applicable NASDAQ rules:

Dr T H Chowdary

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

On July 22, 2015, the Nominating Committee has reviewed and recommended the appointment of Ms Vegesna Bala Saraswathi as an additional Director of the Company who holds office upto the Annual General Meeting. Further, she was elected by shareholders as a Director at the Annual General Meeting held on July 4, 2016, Further, as per the Act, she retires by rotation and eligible for re-election. She was re-elected at the Annual General Meeting held on July 6, 2017. The Nominations Committee has adopted a charter.

Employees

As of March 31, 2018, we had 2,608 employees, compared with 2,318 as of March 31, 2017. Of our current employees, 127 are administrative, 473 form our sales and marketing, 32 are in product and content development, 1,904 are dedicated to technology and technical support, and 72 are in business process and customer care. None of our employees are represented by a union. We believe that our relationship with our employees is good.

Stock Ownership

The following table sets forth information with respect to the beneficial ownership of our equity shares as of May 31, 2018 by each director and our senior management executives. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

Equity Shares Beneficially Owned
Beneficial Owner	Number	Percent
Raju Vegesna *	154,053,326	86.22%
Ananda Raju Vegesna	-	-
Vegesna Bala Saraswathi	-	-
T. H. Chowdary	-	-
C B Mouli	-	-
S K Rao	-	-
C E S Azariah	-	-

Out of the above 125,000,000 shares allotted to Mr. Vegesna and his affiliated entities, as all shares are issued and outstanding. However, pursuant to Indian law, Mr. Vegesna does not have full voting power for the shares until such shares have been fully paid. As of March 31, 2018, the entities affiliated with Mr. Vegesna had paid for 77.5% of the shares sold pursuant to the subscription agreement described elsewhere in this form, and his beneficial ownership is approximately 83.64%. As only 96,875,000 shares have the right to vote at this time, he may only vote those 96,875,000 shares.

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

Associate Stock Option Plan

We have an Associate Stock Option Plan, or ASOP, which provides for the grant of options to employees of our Company. The ASOP 2014 was approved by our Board of Directors and our shareholders in July 2014 and 25,000,000 shares were reserved for issuance under the plan. This was in addition to the earlier ASOP Plans of 2000, 2002, 2005 and 2007. A total of 25 million equity shares are currently reserved for issuance under our ASOP Plans. As of March 31, 2018, we had outstanding an aggregate of 5.18 million options under our ASOP Plans with a weighted average exercise price equal to approximately ₹ 78.79 ($1.21) per equity share.

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

Subsequently, the Board at their meeting held on January 20, 2015 approved to grant of 5,870,800 options to 85 Associates and issued Grant Letters. Further during fiscal 2016, 2017 and 2018, the Company granted 184,300, 525,000 and 1,50,000 options to eligible Associates.

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

We filed Form S-8 on December 21, 2015 with SEC for the options issued under the plan. The vesting of options commenced in January 2016. During the year ended 2018, 9 associates have exercised 1,53,860 vested options.

Item 7. Major Shareholders and Related Party Transactions

Principal Shareholders

The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2018 by each person or group of affiliated persons who is known by us based on our review of public filings to beneficially own 5% or more of our equity shares. The table gives effect to equity shares issuable within sixty days upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares as well as the power to receive the economic benefits of ownership of securities. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned. The information below is based on a review of filings made by such persons with the SEC.

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

As of March 31, 2018, entities affiliated with our CEO, Chairman and Managing Director, Mr. Raju Vegesna, beneficially owned approximately 86.22% of our outstanding equity shares, which includes the 125,000,000 shares (partly paid with proportionate voting rights) issued in connection with the private placement described below.

	Equity Shares Beneficially owned
Shareholder	Number	Percent
Infinity Capital Ventures, LP, 11601 Wilshire Boulevard, Suite 1900, Los Angeles, CA 90025	13,902,860	7.78
Vegesna Family Trust, LP, 11601 Wilshire Boulevard, Suite 1900, Los Angeles, CA, 90025	620,466	0.35

Infinity Satcom Universal Private Limited, Visakhapatnam	14,530,000	8.13
Ramanand Core Investment Company Private Limited, Visakhapatnam*	125,000,000	69.96

* Ramanand Core Investment Company Private Limited is controlled by Raju Vegesna Infotech and Industries Private Limited, which is in turn, controlled by Infinity Satcom Universal Private Limited and therefore Infinity Satcom Universal Private Limited holds the beneficial interest in Ramanand Core Investment Company Private Limited.

Details of significant change in the percentage ownership held by the major shareholders:

Name of the shareholder	2015-16		2016-17		2017-18
	No. of shares	%	No. of shares	%	No. of shares	%
Infinity Capital Ventures, LP, USA	13,902,860	7.79	13,902,860	7.79	13,902,860	7.78
Vegesna Family Trust, USA	578,191	0.32	620,466	0.35	620,466	0.35
Infinity Satcom Universal Private Limited	14,530,000	8.14	14,530,000	8.14	14,530,000	8.13
* Raju Vegesna Infotech and Industries Private Limited	-	-	-	-	-	-
** Ramanand Core Investment Company Private Ltd.	125,000,000	70.02	125,000,000	70.02	125,000,000	69.96

* 125,000,000 shares were issued to Raju Vegesna Infotech and Industries Private Limited at a discount of 50% to the prevailing American Depositary Share market price since the allotment of shares was for unlisted Indian equity shares. The shareholders of the Company approved the unregistered offering through voting in a general meeting where the promoter group beneficially owned 86.22% of the equity shares eligible to vote in the meeting.

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

United States Shareholders

As of March 31, 2018, 39,153,995 of our ADSs were held in the United States and we had approximately 11,278 shareholders in the United States. Each ADS represents one equity share.

Host country Shareholders

As on March 31, 2018, 139,530,652 of our equity shares were held in India and we had 24 shareholders on record in India. Each equity share has a par value of ₹ 10/- each. Of the above, 125,000,000 shares were partly paid up to the extent of ₹ 7.75 per share.

Control of Registrant

Based on our review of filings made with the SEC, Infinity Capital Ventures, LP beneficially owned 7.78 % of our equity shares as of March 31, 2018. This shareholder is a party to the Subscription Agreement dated November 10, 2005 with our Company. The Subscription Agreement provides that, among other things, the Company shall appoint Mr Raju Vegesna as the Chairman of the Board of Directors, Infinity Capital shall also nominate another person to the Board of Directors and for so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital. In November 2005, Mr Raju Vegesna, a nominee of Infinity Capital Ventures, LP, was appointed as Chairman of our Board of Directors. In February 2006, the Company also appointed Mr. P S Raju as the second nominee of Infinity Capital to the Board of Directors. Consequent to the resignation of Mr P S Raju, as a Director effective May 31, 2015, Ms Vegesna Bala Saraswathi was appointed as an additional Director of our Company effective July 22, 2015, as a Nominee. Further, as per the Act, she retires by rotation and is eligible for re-election. She was re-elected at the Annual General Meeting held on July 6, 2017.

Infinity Satcom Universal Private Limited, India also beneficially owned 8.13% of our equity shares as of March 31, 2018.

As of March 31, 2018, entities affiliated with our CEO, Chairman and Managing Director, Mr. Raju Vegesna, beneficially owned approximately 86.22% of our outstanding equity shares, which includes the 125,000,000 shares issued in connection with the private placement described below.

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

The proceeds from the said issue have been utilized towards capital expenditure and expansion plans of the Company. As of March 31, 2018, we had received an aggregate of $ 47.66 million approximately of proceeds from the issuance.

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

Loans to employees

We provide salary advances to our employees in India who are not executive officers or directors. The annual rate of interest for these loans is 0%. As of March 31, 2018, the loan outstanding from employees is ₹ 15.17 million.

Item 8. Financial Information

Financial Statements

We have elected to provide financial statements pursuant to Item 18 of Form 20-F. No significant change has occurred since the date of our annual financial statements for fiscal year 2018.

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

(ii)	The present license for ISP under unified license issued by DOT on June 2, 2014 provides for payment of License fee on pure Internet services. However, the company through Internet Service Providers Association of India (ISPAI) challenged the said clause before TDSAT. TDSAT passed a stay order on DOT from charging the license fee on pure Internet services. The group has appropriately accounted for any adverse effect that may arise in this regard in the books of account.

b)	The Company is party to additional legal actions arising in the ordinary course of business. Based on the available information as at March 31, 2018, the Company believes that it has adequate legal defences for these actions and that the ultimate outcome of these actions will not have a material adverse effect. However in the event of adverse judgment in all these cases, the maximum financial exposure would be ₹ 91.1 million (March 31, 2017: ₹ 37.4 million)

Dividends

In view of the good performance of the Company during the fiscal 2017-18 and availability of divisible profits, the Board of Directors recommended 12% cash dividend to all the shareholders of the Company for the year ended March 31, 2018, which is placed in the Notice of Annual General Meeting for Shareholders approval at the Annual General Meeting Scheduled to be held on July 6, 2018.

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

Item 9. The Offer and Listing

Trading Markets

There is no public market for our equity shares in India, the United States or any other market. Our ADSs evidenced by American Depository Receipts, or ADRs, are traded in the United States only on the NASDAQ Capital Market. Each ADS represents one equity share. The ADRs evidencing ADSs were issued by our depository, Citibank, N.A., pursuant to a Deposit Agreement.

Price History

Our ADSs commenced trading on the NASDAQ Market on October 19, 1999. The tables below set forth, for the periods indicated, high and low trading prices for our ADSs in United States dollars:

Prior Fiscal Years

	High	Low
Fiscal year ended	$	$
March 31, 2018	2.81	0.71
March 31, 2017	1.37	0.73
March 31, 2016	1.62	0.94
March 31, 2015	2.55	1.29
March 31, 2014	2.73	1.69

	High	Low
Fiscal year ended March 31, 2018	$	$
First Quarter	0.96	0.71
Second Quarter	1.46	0.71
Third Quarter	1.99	1.40
Fourth Quarter	2.81	1.79

	High	Low
Fiscal year ended March 31, 2017	$	$
First Quarter	1.37	0.99
Second Quarter	1.17	1.02
Third Quarter	1.10	0.73
Fourth Quarter	0.97	0.76

Most recent six months

	High	Low
Month	$	$
May 2018	2.06	1.87
April 2018	2.28	1.89
March 2018	2.42	1.79
February 2018	2.13	1.79
January 2018	2.81	1.90
December 2017	1.84	1.50

Item 10. Additional Information

In fiscal 2015, the authorized share capital of the Company was enhanced by an amount of ₹ 189,000,000. Consequently our authorized share capital was increased to ₹ 2,040,000,000, divided into 204,000,000 Equity Shares, having a par value ₹ 10 per share.

As of March 31, 2018, 178,684,647 Equity Shares were issued, outstanding, of which 125,000,000 Equity Shares were partly paid and the balance fully paid.

The equity shares are our only class of share capital. Some of the share capital, 39,153,995 shares, is represented by American Depository Shares issued by our Company in accordance with applicable laws and regulations. Our Articles of Association and the Indian Companies Act permit us to issue classes of securities in addition to the equity shares. For the purposes of this annual report, “shareholder” means a shareholder who is registered as a member in the register of members of our Company. The term shareholders and ADSs holders have the same meaning in this annual report since the Indian Companies Act only defines a shareholder.

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

During the year, the Nomination and Remuneration Committee has approved to grant the options and the details are given below:

Category	Total No of Options	No. of Associates
Associates who have completed more than 2 years of Service with Sify on the date of grant,	-	-
Associates who have completed between 1 and 2 years of Service with Sify on the date of grant	-	-
Associates who have completed less than 1 year of service with Sify on the date of grant	150,000	1
Total	150,000	1

The Nomination and Remuneration Committee had approved to grant 5,870,800 options were granted to the employees on January 20, 2015. The Group has granted additional 150,000, 525,000 and 184,300 options to employees during the year 2017-18, 2016-17 and 2015-16 respectively.

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

Objects of Memorandum of Association

The following is a summary of our Objects as set forth in Section 3 of our Memorandum of Association:

1.	To develop and provide Internet service, Internet Telephony, Infrastructure based services, Virtual Private Network and other related data, voice and video services, wide area communication network, value added services on the network, lease or other transfers of network, software, peripherals and related products, and to provide marketing services.

2.	To provide security products for corporate, carry on the business of consulting, software and hardware, integrated platform(s) for the e-commerce solutions, applications, information technology, security and all other kinds of technology solutions or services, and to acquire, maintain, operate, manage and undertake technology and infrastructure for this purpose.

3	To develop, service & sell/lease data based through direct or electronic media, to develop a wide area communication network of sell / lease the network or provide value added services on the network to develop, service, buy / sell computers, software, peripherals and related products to provide marketing services rising direct as well as electronic media;

4	To undertake the designing and development of systems and applications software either for its own use or for sale in India or for export outside India and to design and develop such systems and application software for or on behalf of manufacturers, owners and users of computer systems and digital / electronic equipment's in India or elsewhere in the world;

5	To set up and run electronic data processing centers and to carry on the business of data processing, word processing, software consultancy, system studies, management consultancy, techno-economic feasibility studies of projects, design and development of management information systems, share / debenture issues management and / or registration and share/debenture transfer agency;

6.	To undertake and execute feasibility studies for Computerization, setting up of all kind of computer systems and digital/electronic equipment's and the selection, acquisition and installation thereof whether for the Company or its customers or other users;

7	To conduct, sponsor or otherwise participate in training programmes, courses, seminar conferences in respect of any of the objects of the Company and for spreading or imparting the knowledge and use of computers and computer programming languages including the publication of books, journals, bulletins, study / course materials, circulars and news-letters; and to undertake the business as agents, stockist, distributors, franchise holders or otherwise for trading or dealing in computer systems, peripherals, accessories, parts and computer consumables, continuous and non-continuous stationery, ribbons and other allied products and things and standard software packages.

8	To conduct e-commerce for sale of all kinds of products and services through direct or electronic media as well as on and off line e-commerce including travel related services, buying and selling of products and services / merchandise, software, data information etc., in India and abroad.

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

2017 Annual General Meeting

Our Annual General Meeting for the fiscal year 2017 was held on July 6, 2017 as decided by the Board of Directors at the registered office of our Company, 2nd Floor, TIDEL Park, 4 Rajiv Gandhi Salai, Taramani, Chennai 600 113, India.

At the Annual General Meeting, the shareholders approved the following items:

•	Adoption of audited financials for the fiscal year ended March 31, 2017 as per Indian GAAP.
•	Declaration of Dividend for the year ended March 31, 2017.
•	Appoint a Director in place of Ms Vegesna Bala Saraswathi (DIN 07237117), who retires by rotation and being eligible, offers herself for reappointment.
•	Reappointment of ASA & Associates LLP as the statutory auditors.
•	Ratification of Remuneration payable to Mr S Ramachandran, Cost Auditor.
•	Enhancement of the borrowing powers of the Company
•	Creation of security on the assets of the Company

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

Audit and Annual Report

Under the Indian Companies Act, a Company must file its annual report with the Registrar of Companies within 7 months from the close of the accounting year or within 30 days from the date of the Annual General Meeting, whichever is earlier. At least 21 days before the annual general meeting of shareholders excluding the days of mailing and receipt, we must distribute to our shareholders a detailed version of our audited balance sheet, profit and loss account and cash flow statement and the related reports of the Board and the auditors, together with a notice convening the annual general meeting. These materials are also generally made available at our corporate website, www.sifycorp.com Under the Indian Companies Act; we must file the audited financial statements presented to the shareholders within 30 days of the conclusion of the annual general meeting with the Registrar of Companies in Tamil Nadu, India, which is the state in which our registered office is located. We must also file an annual return containing a list of our shareholders and other information within 60 days of the conclusion of the meeting.

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

The Company has filed the financial statements and other documents with Ministry of Corporate Affairs, Government of India (“MCA”) for the financial year 2016-17. The Company is in the process of filing the financial statements for the FY 2015-16 with (“MCA”).

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

This section is not intended to constitute a complete analysis of the individual tax consequences to non-resident holders under Indian law for the acquisition, ownership and sale of ADSs and equity shares. Personal tax consequences of an investment may vary for non-resident holders in various circumstances, and potential investors should therefore consult their own tax advisors on the tax consequences of such acquisition, ownership and sale, including specifically the tax consequences under the law of the jurisdiction of their residence and any tax treaty between India and their country of residence.

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

Up to fiscal 2013, the domestic companies were liable to pay a dividend distribution tax at the rate of 16.22% inclusive of applicable surcharge and education cess. The Finance Act, 2013 has increased the surcharge on dividend distribution tax from 5% to 10% which resulted in increase in the effective rate of dividend distribution tax to 16.995% as against 16.22% effective April 1, 2013. Any distributions of additional ADSs or equity shares to resident or non-resident holders will not be subject to Indian tax. The Finance Act, 2014 made an amendment in section 115-O, which requires grossing up of dividend amount distributed for computing DDT. As a result the effective rate of DDT increased from 16.995% to 19.994% inclusive of surcharge and cess. This was effective from October 1, 2014. Further as a result of increase in rate of surcharge in the Finance Act, 2015, the effective rate of DDT has increased to 20.3576% from 19.994%. However for fiscal year 2019 the Government has proposed to replace existing 3 per cent education cess with a 4 per cent 'Health and Education Cess' resulting in effective tax rate of 20.5553%. Further, the Government of India, through Finance Act, 2016, has introduced a tax on dividends accrued to non-corporate resident investors in excess of ₹1 million per annum at the rate of 10% (plus applicable surcharge and education cess). This is in addition to a dividend distribution tax payable by us. If the effective rate of a dividend distribution tax increases or new forms of taxes on distribution of profits is introduced, the dividend amount receivable by our shareholders after taxes may decrease. Any distributions of additional ADSs or equity shares to resident or non-resident holders will not be subject to Indian tax.

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

The Income Tax Act provides that the MAT paid by companies can be adjusted against its tax liability over the next fifteen years

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

Under Section 115AC, taxable gain realized in respect of equity shares held for more than 12 months, or long-term gain, is subject to tax at the rate of 10.30% (excluding applicable surcharge). Taxable gain realized in respect of equity shares held for 12 months or less, or short-term gain, is subject to tax at variable rates with a maximum rate of 41.20% (excluding applicable surcharge). The actual rate of tax on short-term gain depends on a number of factors, including the country of residence of the non-resident holder and the type of income chargeable in India.

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

Buy-back of Securities. Finance Act (No.2) 2014, introduced Section 115QA to tax the distributed income of domestic company on buy back of securities at an effective rate of 23.072%. Such tax will be paid by the company before distribution of buy back amount. Correspondingly exemption to shareholder under section 10(34A) is provided

Stamp Duty and Transfer Tax. Upon issuance of the equity shares underlying our ADSs, we are required to pay a stamp duty of 0.1% of the aggregate value of the shares issued, provided that the issue of dematerialized shares is not subject to Indian stamp duty. A transfer of ADSs is not subject to Indian stamp duty. However, upon the acquisition of equity shares from the depository in exchange for ADSs, the non-resident holder will be liable for Indian stamp duty at the rate of 0.25% of the market value of the equity shares on the redemption date. Similarly upon a sale of shares in physical form, stamp duty at the rate of 0.25% of the market value of the equity shares on the trade date is payable, although customarily such duty is borne by the purchaser. Our equity shares, if and when issued and traded in dematerialized form, are not subject to Indian stamp duty.

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

Service Tax Brokerage or commission paid to stock brokers in connection with the sale or purchase of shares is subject to a service tax of 14.5% till May 31, 2016. The service tax has been increased to 15% effective June 1 2016. However this is effective till June 30, 2017 as Service tax is replaced by Goods and Service tax with effect from July 1, 2017. The stock broker is responsible for collecting the service tax from the shareholder and paying it to the relevant authority

Income Tax Matters

The statutory corporate income tax rate and the surcharge thereon are subject to change in line with the changes announced in the Union Budget each year. From fiscal year 2015, the corporate income tax rate is 30%, subject to a surcharge of 12% where the taxable total income exceeds ₹ 10 crores and education cess of 2 % and 1% secondary and higher education cess, resulting in an effective tax rate of 34.61%. However for fiscal year 2019 the Government has proposed to replace existing 3 per cent education cess with a 4 per cent 'Health and Education Cess' resulting in effective tax rate of 34.94%. We cannot assure you that the current income tax rate will remain unchanged in the future. We also cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be levied by the Government of India. Until April 1, 2002, dividends declared, distributed or paid by an Indian corporation were subject to a dividend tax of 10.2%, including the applicable surcharge for fiscal 2002, of the total amount of the dividend declared, distributed or paid. This tax is not paid by shareholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation before distribution of a dividend. Effective April 1, 2002, Indian companies were no longer to be taxed on declared dividends. The Finance Act, 2003 proposed that after April 1, 2003, dividend income will be exempt from tax for shareholders and those domestic companies will be liable to pay a dividend distribution tax at the rate of 12.5% plus a surcharge and education cess at the time of the distribution. The Finance Act 2014 has increased the rate of dividend distribution tax to 15% plus applicable surcharge and education cess resulting in an effective rate of 20.358%. However for fiscal year 2019 the Government has proposed to replace existing 3 per cent education cess with a 4 per cent 'Health and Education Cess' resulting in effective tax rate of 20.555%.

Material United States Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of equity shares or ADSs by U.S. holders (as defined below). This summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder by the U.S. Department of the Treasury (the “Treasury Regulations”), rulings and decisions made by the U.S. Internal Revenue Service (“IRS”) and judicial decisions thereon and existing interpretations thereof currently in effect, all of which are subject to change, possibly with retroactive effect, and any such change could affect the continued accuracy of this summary. Furthermore, this summary is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder of equity shares or ADSs in light of the holder’s particular circumstances, or to certain types of holders subject to special treatment under the Code. Except where otherwise noted, this summary addresses only equity shares or ADSs held as capital assets for U.S. federal income tax purposes (generally, assets held for investment), and does not address holders subject to special U.S. federal income tax rules, such as banks or other financial institutions, insurance companies, brokers and dealers in securities or currencies, regulated investment companies, real estate investment trusts, tax-exempt entities, persons that will hold equity shares or ADSs as a position in a straddle or as part of a hedging or conversion transaction for U.S. federal income tax purposes, persons that have a functional currency other than the U.S. dollar, persons subject to special tax accounting rules under Section 451(b) of the Code, or holders of 10% or more, by voting power or value, of our equity shares and ADSs, collectively. We have not requested and will not request a ruling from the IRS with respect to any of the U.S. federal income tax consequences as described herein, and as a result there can be no assurance that the IRS will not disagree with or challenge any conclusions we have reached and described herein.

This summary is not intended as a substitute for professional tax planning, particularly because certain of the U.S. federal income tax consequences of an investment in the Company may not be the same for all holders. In addition, this summary does not discuss any U.S. state, U.S. local or non-U.S. tax consequences, or any estate tax, gift tax or other estate planning aspects of such an investment, nor does it discuss the Medicare tax imposed on net investment income. Prospective investors are urged to consult with their own tax advisors with specific reference to their own tax situations under U.S. federal income tax law and the provisions of applicable U.S. state, U.S. local and non-U.S. tax laws, before investing in the Company.

Notably, in December 2017, the U.S. President signed into law the “Tax Cuts and Jobs Act,” which significantly changes the U.S. federal income tax system. Although this summary takes into account provisions enacted under the Tax Cuts and Jobs Act, given the complexity of this new law and the lack of administrative guidance about its application, prospective investors should consult with their own tax advisors regarding its potential impact on the U.S. federal income tax consequences to them in light of their particular circumstances.

For purposes of this summary, “U.S. holders” are beneficial holders of equity shares or ADSs who or that are (i) individual citizens or residents of the United States, (ii) corporations (or other entities treated as corporations for U.S. federal income tax purposes) organized in or under the laws of the United States or any political subdivision thereof or therein, (iii) estates, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) trusts (a) for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions or (b) that was in existence on August 20, 1996 and has validly made an election under applicable Treasury Regulations to be treated as a U.S. person. This summary is limited to U.S. holders who are not resident in India for purposes of the Convention between the Government of the United States of America and the Government of the Republic of India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”).

If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, holds equity shares or ADSs, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding equity shares or ADSs should consult his, her or its own tax advisor regarding the consequences of an investment in the Company.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, U.S. STATE, U.S. LOCAL AND NON-U.S. TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSs

Ownership of ADSs. For U.S. federal income tax purposes, a holder of an ADS will be treated as the owner of the underlying equity share represented by such ADS. Accordingly, deposits or withdrawals of equity shares for ADSs will not be subject to U.S. federal income tax.

Dividends. Subject to the discussion of the “passive foreign investment company” rules below, the gross amount of any distributions of cash or property with respect to ADSs or equity shares (before reduction for any Indian withholding taxes) generally will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any such distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles) such excess will be treated first as a tax-free return of capital to the extent of the U.S. holder's U.S. federal income tax basis in the equity shares or ADSs, and thereafter as capital gain.

Any dividends that a U.S. holder receives will be includable in such holder’s gross income as ordinary income on the day such holder actually or constructively receives them, in the case of equity shares, or the date of receipt by the Depository, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. Dividends paid by us generally will be non-U.S. source income for purposes of the U.S. “foreign tax credit” rules.

Subject to certain limitations, including certain limitations based on taxable income and filing status, and subject to certain minimum holding period requirements, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes a non-U.S. corporation if (1) its shares (including equity shares or ADSs) are readily tradable on an established securities market in the United States or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States. In addition, a corporation is not a qualified foreign corporation if it is a “passive foreign investment company” (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year. The ADSs are traded on the NASDAQ Capital Market. Due to the absence of specific statutory provisions addressing ADSs, however, there can be no assurance that we are a qualified foreign corporation solely as a result of our listing on the NASDAQ Capital Market. Nonetheless, we may be eligible for benefits under the Treaty, thereby enabling us to be treated as a qualified foreign corporation under the second prong described above. Each U.S. holder should consult his, her or its own tax advisor regarding the treatment of dividends and such holder's eligibility for a reduced rate of taxation.

Subject to various limitations, any Indian tax withheld from dividends in accordance with Indian law will be deductible or creditable against a U.S. holder’s U.S. federal income tax liability. U.S. holders should not be entitled to a U.S. foreign tax credit for Indian withholding tax for any portion of such tax that could have been avoided by claiming benefits under the Treaty. The rules governing U.S. foreign tax credits are complex and involve the application of rules that depend on the particular circumstances of each U.S. holder. Therefore, each U.S. holder should consult his, her or its own tax advisor with respect to the availability of U.S. foreign tax credits to such U.S. holder’s particular circumstances.

If dividends are paid in Indian rupees, the amount of the dividend distribution included in the income of a U.S. holder will be the U.S. dollar value of the payments made in Indian rupees, determined at a spot exchange rate between Indian rupees and U.S. dollars applicable to the date such dividend is included in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss, if any, resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is actually converted into U.S. dollars will be treated as U.S. source ordinary income or loss for purposes of the U.S. foreign tax credit rules.

Sale or Exchange of Equity Shares or ADSs. Subject to the discussion of the “passive foreign investment company” rules below, a U.S. holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder’s tax basis, determined in U.S. dollars, in the equity shares or ADSs, as applicable. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the equity shares or ADSs were held for more than one year. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes. Therefore, U.S. holders may not be able to use any U.S. foreign tax credit arising from any Indian tax imposed on the sale or exchange of equity shares or ADSs unless the credit can be applied (subject to applicable limitations) against tax due on other non-U.S. source income. The deductibility of capital losses is subject to limitations.

U.S. holders who receive any non-U.S. currency on the sale or exchange of equity shares or ADSs may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale or exchange of the equity shares or ADSs and the date the sale proceeds are converted into U.S. dollars.

Passive Foreign Investment Company. A non-U.S. corporation will be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes if either:

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

We do not believe that we satisfy either of the tests for PFIC status, and this summary assumes that we will not be so classified. However, because this determination is made on an annual basis, no assurance can be given that we will not be classified as a PFIC in future taxable years. If we were to be classified as a PFIC for any taxable year, the U.S. federal income tax consequences discussed herein could be materially and adversely different for U.S. holders.

Backup Withholding Tax and Information Reporting Requirements. Dividends paid, if any, on equity shares or ADSs to a U.S. holder may be subject to information reporting and, unless a U.S. holder either furnishes its taxpayer identification number or otherwise establishes an exemption, may also be subject to U.S. backup withholding tax (currently at a rate of 24%). In addition, information reporting generally will apply to payments of proceeds from the sale, exchange, redemption or other disposition of equity shares or ADSs by a paying agent, including a broker, within the U.S. to a U.S. holder. A paying agent within the U.S. will be required to backup withhold on any payments of the proceeds from the sale or redemption of equity shares or ADSs within the United States to a U.S. holder if such U.S. holder fails to furnish its correct taxpayer identification number or otherwise fails to establish an exemption or comply with such backup withholding requirements. Backup withholding is not an additional tax and may be refunded (or credited against the U.S. holder’s U.S. federal income tax liability, if any), provided that certain required information is furnished to the IRS. The information reporting requirements may apply regardless of whether withholding is required.

Certain U.S. holders who are individuals may be required to report information relating to their ownership of an interest in certain “specified foreign financial assets,” including stock of a non-U.S. entity, generally on IRS Form 8938 (Statement of Specified Foreign Financial Assets), subject to exceptions (including an exception for stock held through a U.S. financial institution). U.S. holders should consult their tax advisors regarding their reporting obligations with respect to our equity shares or ADSs.

The above summary is not intended to constitute a complete analysis of all U.S. federal income tax consequences relating to ownership of equity shares or ADSs. U.S. holders should consult their own tax advisor concerning the tax consequences to them under U.S. federal, U.S. state, U.S. local and applicable non-U.S. tax laws of the acquisition, ownership and disposition of equity shares or ADSs.

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

Amendment to the Depositary Agreement with Citibank NA. New York.

By Letter dated October 4, 2016, the Company has executed an amendment to the Letter Agreement dated February 17, 2009 with Citibank N.A., New York wherein the Depository Service Fees was reduced from USD 0.025 to USD 0.015 per ADS per year. Further, the agreement with the Citibank was also extended until March 31, 2020.

As per the amendment agreement, Citibank will make available to the Company an Annual Financial Contribution for each Programme Year equal to 33% of the Depositary Service Fee collected from the ADS holders and the Contribution will be used by the Company solely to defray Program Related Expenses.

Direct and Indirect Payments by the Depositary to Sify

Pursuant to the Deposit Agreement with Citibank N.A, we received the following payments from Citibank during the fiscal year ended March 31, 2018 in connection with our ADS Program:

Fee	Amount in US $
Financial Audit Fees	286,902
Legal Counsel Fees	78,590
Investor Relations	277,768
Printing/mailing/processing	18,417
Text Conversion charges & others	7,000
Annual Fee for ADRs	120,000
Total amount reimbursed	788,677

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

Based on their evaluation as of March 31, 2018, our CEO, Chairman and Managing Director and Chief Financial Officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, were effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the CEO, Chairman, Managing Director and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure

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

2)	Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2018. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in Internal Control — Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2018.

3)	Our independent registered public accounting firm, ASA & Associates LLP, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2018.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Sify Technologies Limited

Opinion on Internal Control over Financial Reporting

We have audited Sify Technologies Limited’s (“the Company”) internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company and subsidiaries as of March 31, 2018 and March 31, 2017 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three year period ended March 31, 2018 and the related notes (collectively referred to as the ‘financial statements’) and our report dated June 20, 2018 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. Federal Securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

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

ASA & Associates LLP

Independent Registered Public Accounting Firm

Chennai, India

June 20, 2018

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

Item 16 B. Code of Ethics

The Company has adopted a Code of Conduct and Conflict of Interest Policy that is applicable to all employees. The text of the policy was filed as an Exhibit under Item 19 to the Annual Report for the year ended March 31, 2005. This policy is available on our corporate website http://sifytechnologies.com/investors/company-profile/code-of-conduct/.

We have also adopted a written Code of Ethics, as defined in Item 406 of Regulation S-K, applicable to our principal executive officer, principal financial officer, principal accounting officer and all officers working in our finance, accounting, treasury, tax, legal, purchase, investor relations functions, disclosure committee members and senior management, as well as members of the audit committee and the board of directors. This policy is available in our http://sifytechnologies.com/investors/company-profile/code-of-conduct/. We will post any amendments to, or waivers from, our Code of Ethics at that location on our website.

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

We have also adopted a Code of Conduct, applicable to all officers, directors and employees. The Code of Conduct is available on our website, http://sifytechnologies.com/investors/company-profile/code-of-conduct/.

Item 16C. Principal Accountant Fees and Services

The following table sets forth for the fiscal years indicated the fees paid to our principal accountant and its associated entities for various services provided to us in these periods.

Fiscal year ended
Type of service	march 31, 2018		march 31, 2017
(a) Audit Fees	₹	5.60 million	₹	5.40 million
(b) Audit Related Fees		-		-
(c) Tax Fees		-		-
(d) All Other Fees		-		-

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

See Item No 18

Item 18. Financial Statements

Consolidated Statements and other Financial Information

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Sify Technologies Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Sify Technologies Limited and its subsidiaries (‘the Company’) as of March 31, 2018 and 2017 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three year period ended March 31, 2018 and the related notes (collectively referred to as the ‘financial statements’).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sify Technologies Limited and its subsidiaries as of March 31, 2018 and 2017 and the results of their operations and their cash flows for each of the years in the three year period ended March 31, 2018, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (‘PCAOB’), Sify Technologies Limited’s internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 20, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements, based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. Federal Securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

ASA & Associates LLP

Independent Registered Public Accounting Firm

We have served as the Company’s auditor since year ended March 31, 2011.

Chennai, India
June 20, 2018

Sify Technologies Limited

Consolidated Statement of Financial Position

(In thousands of Rupees, except share data and as otherwise stated)

		As at March 31,		As at March 31,
		2018	2017	2018 Convenience translation into US$ thousands
	Note	₹	₹	Note 2(c)
Assets
Property, plant and equipment	5	7,213,421	6,622,081	110,908
Intangible assets	6	582,512	559,102	8,956
Lease prepayments	8	1,344,845	1,017,623	20,677
Other assets	9	1,108,532	1,121,872	17,044
Other investments	14	145,718	74,653	2,240
Deferred tax assets	10	-	-	-
Total non-current assets		10,395,028	9,395,331	159,825

Inventories	11	645,848	1,181,987	9,930
Trade and other receivables, net	12	10,713,886	8,781,692	164,728
Prepayments for current assets	13	419,221	290,779	6,446
Restricted cash	7	296,275	262,907	4,555
Cash and cash equivalents	7	1,991,846	1,621,358	30,625
Total current assets		14,067,076	12,138,723	216,284
Total assets		24,462,104	21,534,054	376,109

Equity	15
Share capital		1,518,413	1,516,875	23,346
Share premium		18,694,030	18,680,731	287,424
Share based payment reserve		309,695	305,539	4,762
Other components of equity		33,635	26,798	517
Accumulated deficit		(11,550,820)	(12,265,524)	(177,596)
Total equity attributable to equity holders of the Company		9,004,953	8,264,419	138,453

Sify Technologies Limited

Consolidated Statement of Financial Position

(In thousands of Rupees, except share data and as otherwise stated)

		As at March 31,		As at March 31,
		2018	2017	2018 Convenience translation into US$ thousands
	Note	₹	₹	Note 2(c)
Liabilities
Finance lease obligations, other than current installments	16	96,879	185,736	1,490
Borrowings	19	2,013,688	881,834	30,961
Employee benefits	17	147,480	127,298	2,268
Other liabilities	18	983,152	636,566	15,116
Total non-current liabilities		3,241,199	1,831,434	49,835

Finance lease obligations, current installments	16	89,086	333,483	1,368
Borrowings	19	1,472,177	2,529,244	22,635
Bank overdraft	7	2,121,537	991,161	32,619
Trade and other payables	20	7,361,091	6,367,607	113,178
Deferred income	21	1,172,061	1,216,706	18,021
Total current liabilities		12,215,952	11,438,201	187,821

Total liabilities		15,457,151	13,269,635	237,656
Total equity and liabilities		24,462,104	21,534,054	376,109

The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited

Consolidated Statement of Income

(In thousands of Rupees, except share data and as otherwise stated)

		Year ended March 31,			Year ended March 31,
		2018	2017	2016	2018 Convenience translation into US$ thousands
	Note	₹	₹	₹	Note2(c)
Revenue
- Rendering of services		19,109,169	17,033,322	14,098,582	293,806
- Sale of products		1,576,444	1,398,698	936,314	24,238
Total	22	20,685,613	18,432,020	15,034,896	318,044
Cost of goods sold and services rendered
- Rendering of services		(12,103,596)	(9,806,582)	(8,288,714)	(186,095)
- Sale of products		(1,331,354)	(2,063,639)	(815,150)	(20,470)
Total	24	(13,434,950)	(11,870,221)	(9,103,864)	(206,565)
Other income		189,738	145,872	104,885	2,918
Selling, general and administrative expenses	25	(4,394,814)	(3,991,273)	(3,479,287)	(67,571)
Depreciation and amortization	5 & 6	(1,754,537)	(1,758,776)	(1,598,037)	(26,976)
Profit from operating activities		1,291,050	957,622	958,593	19,850

Finance income	28	129,325	122,584	45,437	1,988
Finance expenses	28	(496,780)	(437,109)	(565,712)	(7,638)
Net finance income / (expense)		(367,455)	(314,525)	(520,275)	(5,650)

Profit before tax		923,595	643,097	438,318	14,200
Income tax (expense) / benefit	10	(194)	(698)	135	(3)
Profit for the year		923,401	642,399	438,453	14,197
Attributable to:
Equity holders of the Company		923,401	642,399	438,453	14,197
Non-controlling interest			-	-	-
		923,401	642,399	438,453	14,197
Earnings per share	29
Basic earnings per share		6.14	4.45	3.11	0.09
Diluted earnings per share		6.11	4.45	3.10	0.09

The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited

Consolidated Statement of Comprehensive Income

(In thousands of Rupees, except share data and as otherwise stated)

	Year ended March 31,
	2018 ₹	2017 ₹	2016 ₹	2018 Convenience translation into US$ thousands Note 2(c)

Profit for the year	923,401	642,399	438,453	14,197
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements of the net defined benefit liability/asset	5,379	(17,034)	1,391	83
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	1,458	(7,663)	13,442	23
Total other comprehensive income, net of taxes	6,837	(24,697)	14,833	106
Total comprehensive income	930,238	617,702	453,286	14,303
Total comprehensive income attributable to:
Equity holders of the Company	930,238	617,702	453,286	14,303
Non-controlling interest		-	-
	930,238	617,702	453,286	14,303

Sify Technologies Limited

Consolidated Statement of Changes in Equity

(In thousands of Rupees, except share data and as otherwise stated)

For year ended March 31, 2018
Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained earnings / (accumulated deficit)	Total	Non- controlling interest	Total equity
Balance at April 1, 2017	1,516,875	18,680,731	305,539	26,798	(12,265,524)	8,264,419	-	8,264,419

Total comprehensive income for the year	-	-	-	6,837	923,401	930,238	-	930,238
Transactions with owners, recorded directly in equity
Call money received	-	-	-	-	-	-	-	-
Shares issued on exercise of ESOP	1,538	10,631	-	-	-	12,169	-	12,169
Dividends paid (incl dividend distribution tax)	-	-	-	-	(208,697)	(208,697)	-	(208,697)
Transferred from share based payment reserve	-	2,668	(2,668)	-	-	-	-	-
Share-based payment transactions	-	-	6,824	-	-	6,824	-	6,824
Balance at March 31, 2018	1,518,413	18,694,030	309,695	33,635	(11,550,820)	9,004,953	-	9,004,953

For year ended March 31, 2017
Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained earnings / (accumulated deficit)	Total	Non- controlling interest	Total equity
Balance at April 1, 2016	1,423,125	18,474,481	287,901	51,495	(12,736,171)	7,500,831	-	7,500,831

Total comprehensive income for the year	-	-	-	(24,697)	642,399	617,702	-	617,702
Transactions with owners, recorded directly in equity
Call money received	93,750	206,250	-	-	-	300,000	-	300,000
Dividends paid (incl dividend distribution tax)	-	-	-	-	(1,69,742)	(1,69,742)	-	(1,69,742)
Transaction costs related to equity	-	-	-	-	(2,010)	(2,010)	-	(2,010)
Share-based payment transactions	-	-	17,638	-	-	17,638	-	17,638
Balance at March 31, 2017	1,516,875	18,680,731	305,539	26,798	(12,265,524)	8,264,419	-	8,264,419

For year ended March 31, 2016
Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained earnings / (accumulated deficit)	Total	Non- controlling interest	Total equity
Balance at April 1, 2015	1,423,125	18,474,481	235,915	36,662	(13,004,882)	7,165,301	-	7,165,301

Total comprehensive income for the year	-	-	-	14,833	438,453	453,286	-	453,286
Transactions with owners, recorded directly in equity
Call money received	-	-	-	-	-	-	-	-
Dividends paid (incl dividend distribution tax)	-	-	-	-	(1,69,742)	(1,69,742)	-	(1,69,742)
Share-based payment transactions	-	-	51,986	-	-	51,986	-	51,986
Balance at March 31, 2016	1,423,125	18,474,481	287,901	51,495	(12,736,171)	7,500,831	-	7,500,831

The accompanying notes form an integral part of these consolidated financial statements.

Sify Technologies Limited

Consolidated Statements of Cash Flows

For the fiscal years ended March 31,

(In thousands of Rupees, except share data and as otherwise stated)

	Year ended March 31,
				2018 Convenience translation into US$ thousands
	2018 ₹	2017 ₹	2016 ₹	(Unaudited) Note 2(c)

Profit for the year	923,401	642,399	438,453	14,197
Adjustments for:
Depreciation and amortization	1,754,537	1,758,776	1,598,037	26,976
(Gain) / loss on sale of property, plant and equipment	(2,553)	(1,081)	(1,617)	(39)
Provision for doubtful receivables/ advances	370,000	383,534	182,161	5,689
Provision for expenses no longer required written back	-	-	(49,910)	-
Stock compensation expense	6,824	17,638	51,986	105
Net finance (income) / expense	367,455	314,525	520,275	5,650
Unrealized (gain)/ loss on account of exchange differences	(1,863)	(68,300)	31,035	(29)
Amortization of leasehold prepayments	21,728	15,939	14,649	334
Tax expense	194	698	(135)	3
Cash flow from operating activities before working capital changes	3,439,723	3,064,128	2,784,934	52,886

Change in trade and other receivables	(2,220,619)	(1,843,683)	(946,189)	(34,142)
Change in inventories	536,139	(440,555)	(508,338)	8,243
Change in other assets	(518,958)	(618,297)	19,211	(7,979)
Change in trade and other payables	604,701	1,379,505	1,347,140	9,297
Change in employee benefits	29,060	26,500	16,796	447
Change in deferred income	296,574	172,920	220,551	4,560
Cash generated from operations	2,166,620	1,740,518	2,934,105	33,312
Income taxes (paid)/ refund received	(46,016)	7,965	(491,443)	(708)
Net cash from / (used in) operating activities	2,120,604	1,748,483	2,442,662	32,604

Sify Technologies Limited

Consolidated Statements of Cash Flows

For the fiscal years ended March 31,

(In thousands of Rupees, except share and per share data and as otherwise stated)

	Year ended March 31,
				2018 Convenience translation into US$ thousands
	2018 ₹	2017 ₹	2016 ₹	(Unaudited) Note 2(c)
Cash flows from / (used in) investing activities
Acquisition of property, plant and equipment	(1,668,979)	(1,596,694)	(1,484,292)	(25,660)
Expenditure on intangible assets	(163,507)	(72,050)	(128,705)	(2,514)
Proceeds from sale of property, plant and equipment	2,425	2,281	1,695	37
Investments in corporate debt securities	(71,093)	(72,943)	-	(1,093)
Finance income received	106,850	129,427	45,251	1,643
Net cash from / (used in) investing activities	(1,794,304)	(1,609,979)	(1,566,051)	(27,587)

Cash flows from / (used in) financing activities
Proceeds from issue of share capital (including share premium)	12,169	300,000	-	187
Proceeds from / (repayment) of borrowings (net)	42,719	643,341	700,882	657
Transaction costs related to equity		(2,010)	-
Finance expenses paid	(491,293)	(426,696)	(567,874)	(7,554)
Proceeds from / (repayment of) finance lease liabilities	(402,954)	(602,806)	(543,580)	(6,195)
Payment of dividend and dividend distribution tax	(208,697)	(169,742)	(169,741)	(3,209)
Net cash from / (used in) financing activities	(1,048,056)	(257,913)	(580,313)	(16,114)

Net increase / (decrease) in cash and cash equivalents	(721,756)	(119,409)	296,298	(11,097)
Cash and cash equivalents at April 1	893,104	1,016,113	720,651	13,732
Effect of exchange fluctuations on cash held	(4,764)	(3,600)	(836)	(73)
Cash and cash equivalents at March 31	166,584	893,104	1,016,113	2,562

Refer note 3 (c) and note 7 for the composition of cash and cash equivalents.

Supplementary information
Additions to property, plant and equipment represented by finance lease obligations	69,700	168,715	510,783	1,072

The amendment to IAS 7 requires disclosure relating to changes in liabilities arising from financing activities – Refer note below

The accompanying notes form an integral part of these consolidated financial statements

Note: Reconciliation of liabilities from financing activities

			Non cash movement
Particulars	As at April 01, 2017	Cash flow	Assets acquired on lease	Foreign exchange movement	Fair value changes	As at March 31, 2018
Borrowings	3,411,078	42,719		45,568	(13,500)	3,485,865
Finance lease obligations	519,219	(402,954)	69,700	-	-	185,965
Total	3,930,297	(360,235)	69,700	45,568	(13,500)	3,671,830

SIFY TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Rupees, except share data and as stated otherwise)

1.	Reporting entity

Sify Technologies Limited (‘Sify’ or ‘the Company’) is a Company domiciled in India. The address of the Company’s registered office is 2nd Floor, TIDEL Park, 4, Rajiv Gandhi Salai, Taramani, Chennai – 600113, India. The Company and its subsidiaries Sify Technologies (Singapore) Pte. Limited, Sify Technologies North America Corporation, Sify Data and Managed Services Limited and Sify Infinit Spaces Limited (are together referred to as the ‘Group’ and individually as ‘Group entities’). The Group offers converged ICT solutions comprising telecom-centric services, Data Center-centric IT services which includes Data Center services, cloud and managed services, applications integration services and technology integration services. The Company was incorporated on December 12, 1995 and is listed on the NASDAQ Capital Market. The financial statements are for the Group consisting of Sify Technologies Limited (the 'Company') and its subsidiaries.

2.	Basis of preparation

a.	Statement of compliance

The accompanying Consolidated Financial Statements of the Group have been prepared in accordance with the International Financial Reporting Standards (IFRS) and its interpretations as issued by the International Accounting Standards Board (IASB).

These Consolidated Financial Statements have been approved for issue by the Board of Directors on June 20, 2018

b.	Basis of measurement

These Consolidated Financial Statements have been prepared on the historical cost basis except for the following:

•	Financial assets at fair value through other comprehensive income are measured at fair value
•	Non-current asset held for sale measured at lower of carrying value and fair value less costs to sell.
•	Derivative financial instruments are measured at fair value
•	Financial instruments at fair value through profit or loss are measured at fair value.
•	Share-based payments
•	The defined benefit asset is recognized as the net total of the plan assets, plus unrecognized past service cost and unrecognized actuarial losses, less unrecognized actuarial gains and the present value of the defined benefit obligation.
•	In relation to lease prepayments, the initial fair value of the security deposit is estimated as the present value of the refundable amount, discounted using the market interest rates for similar instruments. The difference between the initial fair value and the refundable amount of the deposit is recognized as a lease prepayment.

The above items have been measured at fair value and the methods used to measure fair values are discussed further in Note 4.

c.	Functional and presentation currency

Items included in the financial statements of each Group entity are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Indian rupee is the functional currency of Sify, its domestic subsidiaries. The U.S. dollar is the functional currency of Sify’s foreign subsidiaries located in Singapore and the US.

The Consolidated Financial Statements are presented in Indian Rupees which is the Group’s presentation currency. All financial information presented in Indian Rupees has been rounded up to the nearest thousand except where otherwise indicated.

Convenience translation (unaudited): Solely for the convenience of the reader, the financial statements as of and for the year ended March 31, 2018 have been translated into United States dollars (neither the presentation currency nor the functional currency of the Group) based on the reference rate in the City of Mumbai on March 31, 2018, for cable transfers in Indian rupees as published by the Reserve Bank of India which was ₹ 65.04 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollar at such a rate or at any other rate on March 31, 2018 or at any other date.

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

b.	Foreign currency

(i)	Foreign currency transactions and balances

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

The Group while applying above criteria has classified the following financial assets at amortised cost

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

Financial liabilities are initially recognised at fair value and any transaction cost that are attributable to the acquisition of the financial liabilities except financial liabilities at fair value through profit or loss which are initially measured at fair value.

Subsequent measurement:

The financial liabilities are classified for subsequent measurement into following categories:

- at amortised cost

- at fair value through profit or loss

Financial liabilities at amortised cost

The Group is classifying the following financial liabilities at amortised cost;

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

Property, plant and equipment is stated at cost less accumulated depreciation and where applicable accumulated impairment losses. Cost of an item of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchases taxes, after deducting trade discounts and rebates and includes expenditure directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials, direct labour and any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

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

The cost of assets not put to use as on balance sheet date are disclosed under Construction-in-progress.

(i)	Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is de-recognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in statement of income during the period in which it is incurred.

(ii)	Depreciation

Depreciation is recognized in the consolidated statement of income on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Management’s estimated useful lives for the years ended March 31, 2018, 2017 and 2016 were as follows:

Estimate of useful life in years
Buildings	28
Plant and machinery comprising computers, servers etc.	3 – 5
Plant and machinery comprising other items	8
Furniture and fittings	5
Office equipment	5
Motor vehicles	3 – 5

Depreciation is not recorded on construction-in-progress until construction and installation are complete and the asset is ready for its intended use.

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

Assets taken on operating lease:

Other leases are operating leases and the leased assets are not recognized on the Group’s statement of financial position. Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease unless such payments are structure in line with the expected general inflation to compensate for the lessors expected inflationary cost increases.

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

Construction contract in progress is presented as part of trade and other receivable in statement of financial position for all contracts in which costs incurred plus recognized profit exceed progress billings. If progress billing exceeds cost incurred plus recognized profits, then the difference is presented as deferred income / revenue in the statement of financial position.

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

The employees of the Group are entitled to compensated absence. The employees can carry forward a portion of the unutilized accrued absence and utilize it in future periods or receive cash compensation at retirement or termination of employment for the unutilized accrued compensated absence. The Group recognizes an obligation for compensated absences in the period in which the employee renders the services. The Group provides for the expected cost of compensated absence in the Statement of Income as the additional amount that the Group expects to pay as a result of the unused entitlement that has accumulated based on actuarial valuations carried out by an independent actuary at the balance sheet date.

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

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns, trade discounts, volume rebates, value added taxes, goods and service tax (GST) and amounts collected on behalf of third parties. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. Transfers of risks and rewards vary depending on the individual terms of the contract of sale.

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

Revenue from DC services consists co-location of racks and power charges. The contracts are mainly for a fixed rate for a period of time and are recognised over the period during which the service is provided.

(iii)	Cloud and Managed Services:

Revenue from Cloud and managed services include revenue from Cloud and storage solutions, managed services, value added services and International managed services. Revenues from Cloud and on demand compute and storage, are primarily fixed for a period of time. Revenues from domestic and international managed services, comprise of value added services, operations and maintenance of projects and from remote infrastructure management. Contracts from this segment are fixed and could also be based on time and material contracts where revenue is recognised on percentage completion method. The stage of completion is measured by efforts spent to estimated total efforts on straight line basis over the term of the contract.

(iv)	Technology Integration Services:

Revenue from Technology Integration Services include system integration Services, revenue from construction of Data Centers, network services, security solutions and to a lesser extent, revenue from hardware and software.

Revenue from construction contract represents revenue from construction of Data Centers to the specific needs and design of the customer. Such contract revenue includes the initial amount agreed in the contract plus any variations in contract work, claims and incentive payments, to the extent that it is probable that they will result in revenue and can be measured reliably. As soon as the outcome of a construction contract can be estimated reliably, contract revenue is recognised in profit or loss in proportion to the stage of completion of the contract. Contract expenses are recognised as incurred unless they create an asset related to future contract activity. The stage of completion is assessed by reference to the cost incurred till date to the total estimated costs. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred that are likely to be recoverable. An expected loss on a contract is recognised immediately in the statement of Income.

(v)	Applications Integration Services:

Revenue from Applications Integration services include online assessment, document management services, web development, mailing solutions, digital certificate based authentication services, supply chain software and eLearning software development services. eLearning software development services consist of structuring of content, developing modules, delivery and training users in the modules developed. Revenue from Applications Integration Services is recognised based on percentage of completion method. Percentage completion is measured based on the amount of time/effort spent on a project. Revenue in relation to ‘time’ is measured as the agreed rate per unit of time multiplied by the units of time expended. The element of revenue related to materials is measured in accordance with the terms of the contract.

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

Multiple deliverable arrangements

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

Finance expense comprises borrowing costs, bank charges, unwinding of discount on provision, fair value losses on financial assets at fair value through profit or loss that are recognized in Statement of Income. Fair value changes attributable to hedged risk are recognised in the Statement of Income.

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

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date. Minimum Alternate Tax (MAT) is accounted as current tax when the Company is subjected to such provisions of the Income Tax Act. However, credit of such MAT paid is available when the Company is subjected to tax as per normal provisions in the future. Credit on account of MAT is recognized as a deferred tax asset based on the management’s estimate of its recoverability in the future.

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss and differences relating to investments in subsidiaries and associates to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill, as the same is not deductible for tax purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

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

The core principle of the new standard is that an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The standard permits the use of either the retrospective or cumulative effect transition method. The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2018, the Group will adopt the standard with effect from April 1, 2018 by using the cumulative effect transition method and accordingly comparatives will not be retrospectively adjusted. The effect on adoption of IFRS 15 on Statement of Profit and Loss is not expected to be significant and the Group will recognise the effect of initial application in the opening retained earnings as per the transitional provisions prescribed under this Standard.

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

IFRIC 22 Foreign currency transactions and advance consideration: IFRIC 22 was issued on December 8, 2016 which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when an entity has received or paid advance consideration in a foreign currency. The effective date for adoption of IFRIC 22 is annual reporting periods beginning on or after January 1, 2018. The Group will adopt the amendment with effect from April 1, 2018, the Group has evaluated the requirements of amendment and the effect on the financial statement is expected to be insignificant.

IFRIC 23 Uncertainty over Income Tax Treatments: IFRIC 23 was issued on June 7, 2017 to clarify the accounting for uncertainties in income taxes. The effective date for adoption of IFRIC 23 is annual reporting periods beginning on or after January 1, 2019, though early adoption is permitted. The Group is currently evaluating the effect of the same on the consolidated financial statements.

Amendments to IFRS 2, Share-based payment: In June 2016, the International Accounting Standards Board issued the amendments to IFRS 2, providing specific guidance for measurement of cash-settled awards, modification of cash-settled awards and awards that include a net settlement feature in respect of withholding taxes. It clarifies that the fair value of cash-settled awards is determined on a basis consistent with that used for equity-settled awards. Market-based performance conditions and non-vesting conditions are reflected in the ‘fair values’, but non-market performance conditions and service vesting conditions are reflected in the estimate of the number of awards expected to vest. Also, the amendment clarifies that if the terms and conditions of a cash-settled share-based payment transaction are modified with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as such from the date of the modification. Further, the amendment requires the award that includes a net settlement feature in respect of withholding taxes to be treated as equity-settled in its entirety. The cash payment to the tax authority is treated as if it was part of an equity settlement. The effective date for adoption of the amendments to IFRS 2 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted. The Group has evaluated the requirements of amendment and the effect on the financial statement is expected to be insignificant.

Amendments in IAS 19 – Employee Benefits: In February 2018, the IASB issued amendments to IAS 19 – “Employee Benefits” regarding plan amendments, curtailments and settlements. The amendments in Plan Amendment, Curtailment or Settlement are as follows;

a)If a plan amendment, curtailment or settlement occurs, it is now mandatory that the current service cost and the net interest for the period after the remeasurement are determined using the assumptions used for the remeasurement;

b) In addition, amendments have been included to clarify the effect of a plan amendment, curtailment or settlement on the requirements regarding asset ceiling.

The above amendments are effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted but must be disclosed.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

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

5.	Property, plant and equipment

The following table presents the changes in property, plant and equipment during the year ended March 31, 2018

	Cost				Accumulated depreciation				Carrying
Particulars	As at April 1, 2017	Additions	Disposals	As at March 31, 2018	As at April 1, 2017	Depreciation for the year	Deletions	As at March 31, 2018	amount as at March 31, 2018
Building	2,301,987	-	-	2,301,987	557,439	82,183	-	639,622	1,662,365
Plant and machinery	11,585,120	795,351	86,695	12,293,776	7,864,346	1,174,083	21,059	9,017,370	3,276,406
Computer equipment	1,162,259	251,022	5,465	1,407,816	834,398	177,345	5,373	1,006,370	401,446
Office equipment	496,015	106,953	1,175	601,793	281,432	65,808	1,216	346,024	255,769
Furniture and fittings	1,093,544	157,940	650	1,250,834	753,209	112,623	897	864,935	385,899
Vehicles	9,656	-	-	9,656	3,656	2,400	-	6,056	3,600
Total	16,648,581	1,311,266	93,985	17,865,862	10,294,480	1,614,442	28,545	11,880,377	5,985,485

Add: Construction in progress									1,227,936
Total	16,648,581	1,311,266	93,985	17,865,862	10,294,480	1,614,442	28,545	11,880,377	7,213,421

The following table presents the changes in property, plant and equipment during the year ended March 31, 2017

	Cost				Accumulated depreciation				Carrying
Particulars	As at April 1, 2016	Additions	Disposals	As at March 31, 2017	As at April 1, 2016	Depreciation for the year	Deletions	As at March 31, 2017	amount as at March 31, 2017
Building	2,301,987	-	-	2,301,987	475,256	82,183	-	557,439	1,744,548
Plant and machinery	10,137,059	1,464,523	16,462	11,585,120	6,610,485	1,269,064	15,203	7,864,346	3,720,774
Computer equipment	951,508	217,549	6,798	1,162,259	702,371	138,736	6,709	834,398	327,861
Office equipment	386,702	110,001	688	496,015	228,987	53,127	682	281,432	214,583
Furniture and fittings	1,028,880	68,328	3,664	1,093,544	661,001	95,872	3,664	753,209	340,335
Vehicles	2,456	7,200	-	9,656	2,456	1,200	-	3,656	6,000
Total	14,808,592	1,867,601	27,612	16,648,581	8,680,556	1,640,182	26,258	10,294,480	6,354,101

Add: Construction in progress									267,980
Total	14,808,592	1,867,601	27,612	16,648,581	8,680,556	1,640,182	26,258	10,294,480	6,622,081

The following table presents the changes in property, plant and equipment during the year ended March 31, 2016

	Cost				Accumulated depreciation				Carrying
Particulars	As at April 1, 2015	Additions	Disposals	As at March 31, 2016	As at April 1, 2015	Depreciation for the year	Deletions	As at March 31, 2016	amount as at March 31, 2016
Building	1,993,085	308,902	-	2,301,987	401,073	74,183	-	475,256	1,826,731
Plant and machinery	8,340,520	1,801,093	4,554	10,137,059	5,374,508	1,240,531	4,554	6,610,485	3,526,574
Computer equipment	790,631	198,488	37,611	951,508	649,977	89,929	37,535	702,371	249,137
Office equipment	286,141	101,010	449	386,702	203,319	26,117	449	228,987	157,715
Furniture and fittings	755,409	273,864	393	1,028,880	591,561	69,833	393	661,001	367,879
Vehicles	2,456	-	-	2,456	2,456	-	-	2,456	-
Total	12,168,242	2,683,357	43,007	14,808,592	7,222,894	1,500,593	42,931	8,680,556	6,128,036

Add: Construction in progress									1,99,854
Total	12,168,242	2,683,357	43,007	14,808,592	7,222,894	1,500,593	42,931	8,680,556	6,327,890

Leased assets

The Group’s leased assets include certain buildings, plant and machinery acquired under finance leases. As at March 31, 2018 the net carrying amount of buildings, plant and machinery and vehicles acquired under finance leases is ₹ 172,704 (March 31, 2017: ₹ 183,022), ₹ 375,884 (March 31, 2017: ₹ 718,162) and ₹ Nil (March 31, 2017: ₹ Nil) respectively. During the year, the Group acquired leased assets of ₹ 69,700 (March 31, 2017: ₹ 168,715).

In case prepayments are made towards buildings accounted for as finance leases, such prepayments are capitalized as ‘Leasehold Buildings’ (included in buildings) on the commencement of the lease term under the head ‘Property, plant and equipment’ and depreciated in accordance with the depreciation policy for similar owned assets.

Capital Commitments

As of March 31, 2018 and March 31, 2017, the Company had committed to spend approximately ₹ 1,032,695 and ₹ 1,044,509 respectively, under agreements to purchase property, plant and equipment.

Construction in progress

Amounts paid towards acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment that are not ready to be put into use are disclosed under construction-in-progress.

Capitalisation of expenses

The Company has capitalized expenses amounting to ₹ Nil (March 31, 2017: ₹ Nil) which are directly attributable to the construction of building.

Security

As at March 31, 2018 property, plant and equipment with a carrying amount of ₹ 5,428,499 (March 31, 2017: ₹5,444,659) are subject to a registered charge to secure bank borrowings.

6.	Intangible assets

Intangible assets comprise the following:

	March 31, 2018	March 31, 2017	March 31, 2016
Goodwill	14,595	14,595	14,595
Other intangible assets	567,917	544,507	591,051
	582,512	559,102	605,646

(i)	Goodwill

The following table presents the changes in goodwill during the years ended March 31, 2018 and 2017

	March 31, 2018	March 31, 2017
Balance at the beginning of the year	14,595	14,595
Effect of movement in exchange rates	-	-
Impairment loss recognized during the year	-	-
Net carrying amount of goodwill	14,595	14,595

The amount of goodwill as at March 31, 2018 and March 31, 2017 has been allocated to the Applications Integration Services segment.

(ii)	Other intangibles

The following table presents the changes in intangible assets during the years ended March 31, 2018, 2017 and 2016.

	Bandwidth Capacity	Software	License fees	Total
(A) Cost
Balance as at March 31, 2015	576,508	557,026	73,000	1,206,534
Acquisitions during the year	65,883	62,822	-	1,28,705
Disposals during the year	-	-	-	-
Balance as at March 31, 2016	642,391	619,848	73,000	1,335,239
Acquisitions during the year	-	72,050	-	72,050
Disposals during the year	-	-	-	-
Balance as at March 31, 2017	642,391	691,898	73,000	1,407,289
Acquisitions during the year	-	163,505	-	163,505
Disposals during the year	-	-	-	-
Balance as at March 31, 2018	6,42,391	855,403	73,000	1,570,794

(B) Amortization
Balance as at March 31,2015	140,591	483,097	23,056	646,744
Amortization for the year	50,407	44,387	2,650	97,444
Impairment loss on intangibles	-	-	-	-
Balance as at March 31, 2016	190,998	527,484	25,706	744,188
Amortization for the year	56,396	59,548	2,650	118,594
Impairment loss on intangibles	-	-	-	-
Balance as at March 31, 2017	247,394	587,032	28,356	862,782
Amortization for the year	56,895	80,550	2,650	140,095
Impairment loss on intangibles	-	-	-	-
Balance as at March 31, 2018	304,289	667,582	31,006	1,002,877

(C) Carrying amounts
As at March 31, 2016	451,393	92,364	47,294	591,051
As at March 31, 2017	394,997	104,866	44,644	544,507
As at March 31, 2018	338,102	187,821	41,994	567,917

Intangible assets that were fully impaired / amortised were removed from the block.

Capital commitments

The Company had not committed to spend any amount under agreements to purchase intangible assets during the year ending March 31, 2018 and 2017.

Capitalized borrowing costs

The Company had not capitalized any interest cost during years ended March 31, 2018 and 2017.

7.	Cash and cash equivalents

Cash and cash equivalents as per consolidated statement of financial position, as at March 31, 2018 amounted to ₹ 1,991,846 (March 31, 2017: ₹ 1,621,358). This excludes cash-restricted of ₹ 296,275 (March 31, 2017: ₹ 262,907), representing deposits held under lien against working capital facilities availed and bank guarantees given by the Group towards future performance obligations.

(a)	Restricted cash

	March 31, 2018	March 31, 2017	March 31, 2016
Current
Bank deposits held under lien against borrowings / guarantees from banks / Government authorities	296,275	262,907	345,328
Total restricted cash	296,275	262,907	345,328

(b) Non restricted cash
Current
Cash and bank balances	1,991,846	1,621,358	1,390,552

Total cash (a+b)	2,288,121	1,884,265	1,735,880
Bank overdraft used for cash management purposes	(2,121,537)	(991,161)	(719,767)
Cash and cash equivalents for the statement of cash flows	166,584	893,104	1,016,113

8.	Lease prepayments

	March 31, 2018	March 31, 2017
Towards land and buildings*	1,344,845	1,017,623
	1,344,845	1,017,623

* Includes ₹ 1,321,247 (March 2017:₹ 988,599) paid for acquiring leasehold rights of land for construction of Data Centers.

The prepayment towards land is amortized over the period of the lease on a straight line basis. In respect of buildings under operating lease, prepayments are amortized over the lease term on a straight line basis.

9.	Other assets

Non current	March 31, 2018	March 31, 2017
Other deposits and receivables	1,108,532	1,121,872
	1,108,532	1,121,872

Financial assets included in other assets	360,378	213,424

10.	Deferred tax assets and liabilities

The tax effects of significant temporary differences that resulted in deferred tax assets and a description of the items that created these differences is given below

Recognized deferred tax assets / (liabilities)	Assets / (liabilities)
	March 31, 2018	March 31, 2017
Deferred tax assets
Property, Plant and Equipment	294,626	259,470
	294,626	259,470

Deferred tax liabilities
Intangible assets	(148,106)	(127,280)
Finance Lease obligations	(146,520)	(132,190)
	(294,626)	(259,470)

Net deferred tax asset recognized in balance sheet	-	-

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

Movement in temporary differences during the year

	Balance as at April 1, 2016	Recognized in income statement	Recognized in Equity	Balance as at March 31, 2017	Recognized in income statement	Recognized in Equity	Balance as at March 31, 2018
Property, plant and equipment	243,502	15,968	-	259,470	35,156	-	294,626
Intangible assets	(121,317)	(5,963)	-	(127,280)	(20,826)	-	(148,106)
Finance Lease obligations	(122,185)	(10,005)	-	(132,190)	(14,330)	-	(146,520)
	-	-	-	-	-	-	-

Unrecognized deferred tax assets / (liabilities)

	As at March 31, 2018	As at March 31, 2017
Deductible temporary differences	251,989	233,501
Unrecognized tax losses	536,815	876,297
	788,804	1,109,798

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

Income tax expense recognized in profit or loss

	March 31, 2018	March 31, 2017	March 31, 2016
Current tax expense / (benefit)
Current period	194	698	(135)

Deferred tax expense
Origination and reversal of temporary differences	-	-	-
Reversal of previously recognized tax losses	-	-	-

Total income tax expense / (benefit)	194	698	(135)

There are no income taxes directly recognized in other comprehensive income.

Reconciliation of effective tax rate

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before taxes is summarized below:

	Year ended March 31, 2018	Year ended March 31, 2017	Year ended March 31, 2016
Profit before income taxes	923,595	643,097	438,318
Enacted tax rates in India	34.61%	34.61%	34.61%
Computed expected tax expense / (benefit)	319,638	222,563	151,693
Effect of:
Share based payment expense not deductible for tax purposes	1,609	2,919	8,657
Unrecognised deferred tax assets on losses incurred during the year (net of temporary differences, if any)	-	-	16,476
Unrecognized deferred tax asset on temporary differences	26,086	(20,812)	(18,067)
Difference on account differential tax rates in different jurisdictions	(201)	(723)	(212)
Expenses/income not taxable	(860)	(2,562)	(2,751)
Recognition of previously unrecognized tax losses	(346,078)	(200,687)	(155,931)
	194	698	(135)

11.	Inventories

	March 31, 2018	March 31, 2017
Trade inventories	645,848	1,181,987
	645,848	1,181,987

The inventories amounting to ₹ 645,414 (March 31, 2017: ₹ 1,154,013) are secured in connection with bank borrowings and overdraft.

12.	Trade and other receivables

Trade and other receivables comprise:

	March 31, 2018	March 31, 2017
(i) Trade receivables, net	8,820,579	6,950,563
(ii) Other receivables including deposits	1,890,372	1,820,501
(iii) Construction contract related accruals	2,935	10,628
	10,713,886	8,781,692

(i)	Trade receivables as of March 31, 2018 and March 31, 2017 are stated net of allowance for doubtful receivables. The Group maintains an allowance for doubtful receivables based on expected credit loss model. Trade receivables are not collateralized except to the extent of refundable deposits received from cybercafé franchisees and from cable television operators. The Group’s exposure to credit and currency risks and impairment losses related to trade and other receivables, excluding construction work in progress is disclosed in note 36. Trade receivables consist of:

	March 31, 2018	March 31, 2017
Trade receivables from related parties	-	-
Other trade receivables	9,029,796	7,184,753
	9,029,796	7,184,753
Less: Allowance for doubtful receivables	(209,217)	(234,190)
Balance at the end of the year	8,820,579	6,950,563

The activity in the allowance for doubtful accounts receivable is given below:

	For the year ended
	March 31, 2018	March 31, 2017
Balance at the beginning of the year	234,190	209,065
Add : Additional provision, net	370,000	383,534
Less : Bad debts written off	(394,973)	(358,409)
Balance at the end of the year	209,217	234,190

(ii)	Other receivables comprises of the following items:

	March 31, 2018	March 31, 2017
Advances and other deposits (Refer Note (a) below)	544,171	540,233
Withholding taxes (Refer Note (b) below)	1,346,201	1,280,268
	1,890,372	1,820,501
Financial assets included in other receivables	48,141	101,098

Notes:

a)	Advances and other deposits primarily comprises of receivables in the form of deposits, sales tax/VAT, GST, service tax and other advances given in the ordinary course of business.

b)	Includes withholding taxes recoverable from the Department of Income-tax for which the Company has filed tax returns for refund. The Company expects to realize such refund of withholding taxes within the next 12 months.

13.	Prepayments for current assets

Prepayments for current assets comprise of the following:

	March 31, 2018	March 31, 2017
Prepayments for purchase of bandwidth	179,035	86,862
Prepayments related to insurance	1,064	8,123
Prepayments-others	217,035	178,531
Lease prepayments	22,087	17,263
	419,221	290,779

14.	Other investments

Other Investments comprise investment in unquoted equity instruments classified as financial assets at FVTOCI and investment in unquoted debt securities classified as financial assets at amortised cost. The details of such investments are given below:

	March 31, 2018	March 31, 2017
Investment in equity instruments – unquoted
Investment in equity shares of Vashi Railway Station Commercial Complex Limited	150	150
Investment in equity shares of Sarayu Clean Gen Private Limited	1,560	1,560
Investment in debt securities – unquoted
Investment in Attala Systems Corporation #	144,008	72,943
	145,718	74,653

# Unsecured convertible promissory note of $2214 with Attala Systems Corporation, of which $ 750 (₹ 47,945), $ 375(₹ 23,973), $375 (₹ 23,973), $ 500 (₹ 31,964) and $ 214 (₹ 16,153) matures on 17th October 2019, 4th January 2020, 4th April 2020, 30th October 2020 and 1st January 2021 respectively. The note bears interest at a rate of five percent (5%). The promissory note is convertible to equity securities under specific terms based on triggering events as defined in the agreement.

15.	Equity

No of shares

	Year ended March 31,
	2018	2017	2016
Issued as at April 01	178,530,787	178,530,787	178,530,787
Issued for cash	-	-	-
Issued for consideration other than cash	-	-	-
Exercise of share options	153,860	-	-
Issued as at March 31	178,684,647	178,530,787	178,530,787

In fiscal 2015, the authorized share capital of the Company was enhanced by an amount of ₹ 189,000. Consequently the authorized share capital is increased to ₹ 2,040,000 divided into 204,000,000 Equity Shares, having a par value ₹ 10 per share. The holders of ordinary shares are entitled to receive dividends from time to time and are entitled to vote at meetings of the Group.

All shares rank equally with regard to Group’s residual assets. 125,000,000 Equity shares are ₹ 7.75 (March 31, 2017: ₹ 7.75) paid up per share.

The directors recommended a dividend of ₹ 1.2 per paid up Equity Share of ₹ 10 each for the year 2017-18 (2016-17: ₹ 1.2 per paid up Equity share of ₹ 10 each) and is subject to approval by the shareholders at the Annual General Meeting to be held on July 6, 2018. This will involve a cash outflow of ₹ 180,672 towards dividend and ₹ 37,138 towards dividend distribution tax aggregating a total outflow of ₹ 217,809 (Previous year: ₹ 173,398 towards dividend and ₹ 35,300 towards dividend distribution tax aggregating a total outflow of ₹ 208,698).

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

The Group leases routers and other equipment under finance lease arrangements. The following is a schedule of future minimum finance lease commitments as at March 31, 2018:

	March 31, 2018			March 31, 2017
	Future minimum lease payments	Interest	Present value minimum lease payments	Future minimum lease payments	Interest	Present value minimum lease payments
Less than one year	104,916	15,830	89,086	367,620	34,137	333,483
Between one and five years	105,386	8,507	96,879	210,026	24,290	185,736
Total	210,302	24,337	185,965	577,646	58,427	519,219

17.	Employee benefits

	March 31, 2018	March 31, 2017
Gratuity payable	99,120	89,114
Compensated absences	48,360	38,184
	147,480	127,298

Gratuity cost

The components of gratuity costs recognized in the consolidated income statement for the years ending March 31, 2018, March 31, 2017 and March 31, 2016 consist of the following:

	March 31, 2018	March 31, 2017	March 31, 2016
Service cost	29,577	19,154	16,215
Interest cost	7,518	6,880	6,178
Interest income	(1,418)	(2,667)	(2,590)
	35,677	23,367	19,803

Details of employee benefit obligation and plan asset are as follows:

	March 31, 2018	March 31, 2017
Present value of projected benefit obligation at the end of the year	131,687	109,826
Funded status of the plans	(32,567)	(20,712)
Recognized (asset) / liability	99,120	89,114

The following table set out the status of the gratuity plan:

Change in defined benefit obligation	March 31, 2018	March 31, 2017	March 31, 2016
Projected benefit obligation at the beginning of the year	109,826	91,801	79,038
Service cost	29,577	19,154	16,215
Interest cost	7,518	6,880	6,178
Remeasurements - Actuarial (gain) / loss	(6,872)	2,250	(1,325)
Benefits paid	(8,362)	(10,259)	(8,305)
Projected benefit obligation at the end of the year	131,687	109,826	91,801

Change in plan assets	March 31, 2018	March 31, 2017	March 31, 2016
Fair value of plan assets at the beginning of the year	20,712	35,589	33,135
Interest income	1,418	2,667	2,590
Remeasurements – return on plan assets excluding amounts included in interest income	(1,493)	(14,785)	66
Employer contributions	20,292	7,500	8,103
Benefits paid	(8,362)	(10,259)	(8,305)
Fair value of plan assets at the end of the year	32,567	20,712	35,589

Actual return on plan assets	(75)	(12,118)	2,656

Actuarial assumptions at end of the year:

The principal actuarial assumptions as on March 31, 2018, 2017 and 2016 were as follows:

	March 31, 2018		March 31, 2017		March 31, 2016
Discount rate	7.30	% P.a	6.85	% P.a	7.50	% P.a
Long-term rate of compensation increase	7.00	% P.a	7.00	% P.a	7.00	% P.a
Expected long term rate of return on plan assets	7.00	% P.a	7.00	% P.a	8.00	% P.a
Average future working life time	4.38 years		4.39 years		4.40 years

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

The Group assesses these assumptions with the projected long-term plans of growth and prevalent industry standards.

Contributions: The Group expects to contribute ₹ 124,991 (March 31, 2017: ₹ 20,000) to its gratuity fund during the year ending March 31, 2018.

The expected benefit payments to be made in the next few years are as under:

Year	March 31, 2018	March 31, 2017
1 Year	24,983	19,534
2 to 5 years	79,348	66,704
6 to 10 years	56,595	45,103
More than 10 years	34,386	28,171

Plan assets: The Gratuity plan’s weighted-average asset allocation at March 31, 2018 and March 31, 2017, by asset category is as follows:

	March 31, 2018	March 31, 2017
Funds managed by insurers	100%	100%

Remeasurements of the net defined benefit liability recognized in other comprehensive income

Amount recognized in other comprehensive income for the years ending March 31, 2018, 2017 and 2016 are as follows:

	March 31, 2018	March 31, 2017	March 31, 2016
Remeasurements of the net defined benefit liability
Actuarial (gain)/loss
- Change in demographic assumptions	-	-	-
- change in financial assumptions	(2,806)	3,271	1,250
- experience variance	(4,066)	(1,021)	(2,575)
- return on plan assets, excluding amounts recognized in net interest expense/ income	1,493	14,784	(66)
	(5,379)	17,034	(1,391)

Sensitivity Analysis of significant actuarial assumption

Sensitivity analysis for the defined benefit obligations will increase/ decrease by the amounts mentioned below if there is a variation of 100 basis points in the discount rate and salary escalation rate.

	Discount rate		Salary escalation rate
	Increase by 100 bps (₹ ‘000s)	Decrease by 100 bps (₹ ‘000s)	Increase by 100 bps (₹ ‘000s)	Decrease by 100 bps (₹ ‘000s)
Present Value of Defined Benefit Obligation	125,822	138,070	137,805	125,915

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

Contributions to defined contribution plans

In accordance with Indian law, all employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and employer make monthly contributions to the plan, each equal to a specified percentage of employee’s basic salary. The Group has no further obligations under the plan beyond its monthly contributions. The Group contributed ₹ 102,340, ₹ 85,006 and ₹73,902 for the years ended March 31, 2018, 2017 and 2016. The Group has contributed to 401(K) plan on behalf of eligible employees amounting to ₹ 8,692 (March 31, 2017: ₹ 9,728) during the year ended March 31, 2018.

18.	Other liabilities

	March 31, 2018	March 31, 2017
Deferred income and other liabilities	983,152	636,566
	983,152	636,566
Financial liabilities included in other liabilities	207,046	201,679

19.	Borrowings

	March 31, 2018	March 31, 2017
Current
Term bank loans (Refer note 1 below)	387,810	260,632
Other working capital facilities (Refer note 2 below)	476,245	1,645,971
Borrowings from others (Refer note 3 below)	608,122	622,641
	1,472,177	2,529,244
Non current
Term bank loans (Refer note 1 below)	1,157,173	660,473
Borrowings from others (Refer note 3 below)	856,515	221,361
	2,013,688	881,834

The Group has borrowings which include:

1.	The term loans bear interest rate ranging from 3.50% to 4.50% plus 6 months LIBOR in the case of Foreign currency term loans and 8.65 % to 9.50% for others (March 31, 2017 - 9.30 % to 12.00%) and repayable in equal quarterly installments within a tenor of 3 to 5 years after moratorium periods ranging from 6 months to one year in certain cases.

This also includes Buyers’ credit of ₹ 479,201 which are repayable over a period of 1 to 3 years. The loans bear interest rate ranging from 2.8% to 3.2%

Of total balance, an amount of ₹ 87,500 is primarily secured by charge on movable fixed assets funded by term loan and also collaterally secured by extension of EM of title deeds of property at Noida in the name of M/s Pace Info Com Park Pvt Ltd (Merged with the Sify from 1st April 2014). An amount of ₹ 592,940 is primarily secured by EM of title deeds of property of the company at Rabale at Mumbai and plant and machinery at Rabale Data Center 4th floor and the balance ₹ 55,417 is secured by property at Vashi in Mumbai.

2.	Working capital facilities:

(a)	Cash credit facilities amounting to ₹ 2,597,825 bank guarantees and all non fund facilities availed by the Group are primarily secured by way of pari-passu first charge on the entire current assets of the Group to all working capital bankers under consortium.

(b)	In addition to the above, out of these Cash Credit facilities,

(i) exposure amounting to ₹ 1,697,575 is collaterally secured by way of pari-passu charge on the unencumbered movable fixed assets of the Group, both present and future.

(ii) exposure amounting to ₹ 1,223,195 is collaterally secured by way of equitable mortgage over the properties at TIDEL Park, Chennai and Vashi, Vile Parle at Mumbai

(iii) exposure amounting to ₹ 900,250 is collaterally secured by equitable mortgage over the land and building at Noida, Uttar Pradesh and

(iv) the exposure amounting to ₹ 388,493 is collaterally secured by equitable mortgage over the Vashi property at Mumbai.

(c)	These working capital facilities bear interest ranging from 4.15% to 9.25% p.a. [March 31, 2017 – 4.15% to 11.50% p.a.] and these facilities are subject to renewal annually.

3.	Borrowings from others include secured borrowings, that are secured against relevant assets and unsecured borrowings. These loans carry an interest rate ranging from 9% p.a to 12.50% p.a. (March 31, 2017 - 9.00% p.a to 12.50% p.a.)

20.	Trade and other payables

	March 31, 2018	March 31, 2017
Trade payables	2,865,626	2,740,550
Advance from customers	285,611	375,810
Accrued expenses	3,644,004	2,707,123
Other payables	565,850	544,124
	7,361,091	6,367,607

Financial liabilities included in trade and other payables	6,780,747	5,684,900

21.	Deferred income

	March 31, 2018	March 31, 2017
Deferred income	1,172,061	1,216,706
	1,172,061	1,216,706

22.	Revenue

	Year ended
	March 31, 2018	March 31, 2017	March 31, 2016
Rendering of services
Service revenue*	13,703,004	13,284,271	12,393,645
Installation service revenue	5,406,165	3,749,051	1,704,937
	19,109,169	17,033,322	14,098,582
Sale of products	1,576,444	1,398,698	936,314
	20,685,613	18,432,020	1,50,34,896

* Including revenue arising from construction contracts (refer to note 23) and revenue from operating leases amount to ₹ 211,990 (March 31, 2018), ₹394,100 (March 31, 2017) and ₹391,500 (March 31, 2016) (refer to note 30)

23.	Construction contracts in progress

	Year ended
	March 31, 2018	March 31, 2017	March 31, 2016

Contract revenue recognized for the year	-	-	21,852
Aggregate amounts of costs incurred and recognized profits (less recognized losses) upto the reporting date for contracts in progress	-	-	48,315
Amount of retentions	-	-	-
Gross amount due from customers for contract work presented as an asset	-	-	48,315

24.	Cost of goods sold and services rendered

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

25.	Selling, general and administrative expenses

	Year ended
	March 31, 2018	March 31, 2017	March 31, 2016

Personnel expenses	1,441,496	1,236,206	1,057,439
Marketing and promotion expenses	301,072	278,638	288,164
Administrative and other expenses*	2,652,246	2,476,429	2,133,684
	4,394,814	3,991,273	3,479,287

* Includes net foreign exchange loss of Nil, Nil and ₹ 6,218 for the years ended March 31, 2018, 2017 and 2016 respectively

26.	Personnel expenses

	Year ended
	March 31, 2018	March 31, 2017	March 31, 2016
Salaries and wages	2,391,957	1,995,635	1,756,945
Contribution to provident fund and other funds	146,709	118,101	93,706
Staff welfare expenses	22,006	28,236	16,698
Employee stock compensation expense	6,824	17,638	51,986
	2,567,496	2,159,610	1,919,335
Attributable to cost of goods sold and services rendered	1,126,000	923,404	861,896
Attributable to selling, general and administrative expenses	1,441,496	1,236,206	1,057,439

27.	Share-based payments

Share based payments are designed as equity-settled plans. Under the equity settled plans, the Group had issued stock options under Associate Stock Option Plan (ASOP) 1999, ASOP 2000, ASOP 2002, ASOP 2005, ASOP 2007 and ASOP 2014. Each option entitles the holder to purchase one American Depository Share (ADS) at an exercise price determined by the Compensation committee on the date of the grant. There are no options outstanding in respect of ASOP 1999, ASOP 2000, ASOP 2002, ASOP 2005 and ASOP 2007 plans as at March 31, 2018. Our stock option plans are detailed as under:

Associate Stock Option Plan 2014

In July 2014, the Shareholders of the Group approved a new scheme for allotment of stock options to employees, the Associate Stock Option Plan 2014. 25,000,000 shares are reserved for this plan. Consequently 5,870,800 options were granted to the employees on January 20, 2015. The Group has granted additional 150,000 , 525,000 and 184,300 options to employees during the year 2017-18, 2016-17 and 2015-16 respectively.

The options vest in the following manner:

4,304,600 Options (Option Plan I):            3/5th of the options vest at the end of one year from the date of grant. The remaining 2/5th vests at the end of every half year during second and third years from the date of grant in four equal instalments

487,700 Options (Option Plan II):            2/5th of the options vest at the end of one year from the date of grant. The remaining 3/5th vests at the end of every half year during second, third and fourth years in six equal instalments

1,937,800 Options (Option Plan III):            2/5th of the options vest at the end of two years from the date of grant. The remaining 3/5th vests at the end of every half year during third, fourth and fifth years in six equal instalments.

The stock options can be exercised within a period of twelve months from the date of last vesting.

As the number of stock options and the price of those options were made known to each allottee, the Plan has been considered as a fixed price grant. Stock option activity under the ASOP 2014 and ASOP 2007 Plan is as follows:

No. of options granted, exercised and forfeited	Number of options	Weighted average exercise price in ₹	Number of options	Weighted average exercise price in ₹	Number of options	Weighted average exercise price in ₹
	2018	2018	2017	2017	2016	2016
Outstanding at the beginning of the year	5,837,400	73.55	5,665,800	79.10	5,870,800	79.10
Granted during the year	150,000	146.23	525,000	58.69	184,300	79.10
Forfeited during the year	(653,100)	79.10	(353,400)	79.10	(389,300)	79.10
Expired during the year	-	-	-	-	-	-
Exercised during the year	(153,860)	79.10	-	-	-	-
Outstanding at the end of the year	5,180,440	78.79	5,837,400	73.55	5,665,800	79.10
Exercisable at the end of the year	4,340,070	79.00	3,711,130	79.14	2,544,180	79.10

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

A summary of information about fixed price stock options outstanding with respect to ASOP 2014 is furnished below:

As at	Range of exercise price in ₹	Number outstanding at March 31	Weighted average exercise price in ₹	Weighted average remaining contractual life	Number exercisable at March 31	Weighted average exercise price In ₹
March 31, 2018	57.66 - 146.23	5,180,440	57.66 - 146.23	0.06 - 4.81 years	4,340,070	78.79
March 31, 2017	60.60 – 82.00	5,837,400	60.60 – 82.00	1.80 – 5.79 years	3,711,130	79.14

The assumptions used in Black Scholes model to arrive at the fair value on grant date for the options granted during the year are summarised below:

Grant date	Jan 18, 2018
Category	Category III
Current market price	₹ 162.51
Exercise price	₹ 146.23
Expected term	2-5 years
Volatility	53.15% to 97.76%
Dividend yield	12%
Discount rate	3%

28.	Financial income and expense

	Year ended
	March 31, 2018	March 31, 2017	March 31, 2016
Interest income on bank deposits	25,168	26,463	28,015
Others	104,157	96,121	17,422
Finance income	129,325	122,584	45,437
Interest expense on lease obligations	31,169	88,138	126,434
Bank charges (including letter of credit, bill discounting and buyer’s credit charges)	92,332	93,698	126,339
Interest expense on borrowings	373,279	255,273	312,939
Finance expense	(496,780)	(437,109)	(565,712)
Net finance income / (expense) recognized in profit or loss	(367,455)	(314,525)	(520,275)

29.	Earnings per share

The calculation of basic earnings per share for the years ended March 31, 2018, 2017 and 2016 is based on the profit / (loss) attributable to ordinary shareholders of ₹ 923,401, ₹ 642,399 and ₹ 438,453 respectively and a weighted average number of shares outstanding of 150,417,470, 144,498,253 and 141,030,787 respectively, calculated as follows:

	Year ended
	March 31, 2018	March 31, 2017	March 31, 2016
Net profit – as reported	923,401	642,399	438,453

Weighted average number of shares – basic	150,417,470	144,498,253	141,030,787
Basic earnings per share	6.14	4.45	3.11

Weighted average number of shares – diluted	151,064,039	144,498,253	141,395,346
Diluted earnings per share	6.11	4.45	3.10

Weighted average number of ordinary shares basic

	Year ended March 31,
	2018	2017	2016
Issued fully paid ordinary shares at April 01	53,530,787	53,530,787	53,530,787
Effect of shares issued on exercise of stock options	11,683
Effect of partly paid shares (Note 1)	9,687,5000	90,967,466	87,500,000
Weighted average number of equity shares and equivalent shares outstanding	150,417,470	144,498,253	141,030,787

Weighted average number of ordinary shares diluted

	Year ended March 31,
	2018	2017	2016
Weighted average number of ordinary shares (basic)	150,417,470	144,498,253	141,030,787
Effect of stock options (Note 2)	646,569	-	364,559
Weighted average number of equity shares outstanding (diluted)	151,064,039	144,498,253	141,395,346

Note 1:	During the year ended March 31, 2011, 125,000,000 ordinary shares were issued to the existing promoter group on a private placement basis. As of March 31, 2018, these shares were partly paid up to the extent of ₹ 7.75 (March 31, 2017 : ₹ 7.75) per share. Refer note 15.
Note 2:	The Group has issued Associated Stock Options (ASOP 2014 - Refer Note 27) of which 51,80,440 options are outstanding as at March 31, 2018. These could potentially dilute basic earnings per share in the future but are not included in calculation of diluted earnings per share during the financial year March 31, 2017 as they are anti-dilutive.

30.	Operating leases

The Group leases office buildings and other equipment under operating lease arrangements that are renewable on a periodic basis at the option of both the lessor and the lessee. Some of the leases include rent escalation clauses. Rental expenses under these leases were ₹ 463,283, ₹ 424,829 and ₹ 400,026 for the years ended March 31, 2018, 2017 and 2016 respectively. The schedule of future minimum rental payments in respect of operating leases is set out below:

As at March 31, 2018
Lease obligations	Total	Less than 1 year	1-5 years	More than 5 years
Non-cancellable operating lease obligations	990,859	112,358	491,948	386,553

As at March 31, 2017
Lease obligations	Total	Less than 1 year	1-5 years	More than 5 years
Non-cancellable operating lease obligations	1,102,328	111,469	477,441	513,418

Operating lease income:

The company has given plant and machinery under operating lease arrangements to its customers the period of which are generally up to 5 years. The schedule of minimum lease rental incomes in respect of these operating lease arrangements are given below:

	As at March 31, 2018	As at March 31, 2017
Receivables not later than one year	17,472	207,266
Receivables later than one year and not later than five years	27,853	23,746
	45,325	231,012

31.	Segment reporting

The operating segments of the Group are as under:

Telecom-centric services - Domestic data, international data wholesale voice and network managed services

Data Center-centric IT Services

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

A significant part of the fixed assets used in the Group’s business are not identifiable to any of the reportable segments and can be used interchangeably between segments. Management believes that it is not feasible to provide segment disclosures relating to total assets and liabilities since meaningful segregation of available data is onerous.

The Group’s operating segment information for the years ended March 31, 2018, 2017 and 2016, are presented below:

Year ended March 31, 2018

		Data Center-centric IT services
	Telecom- centric Services (A)	Data Center Services (i)	Cloud and Managed Services (ii)	Technology Integration Services (iii)	Applications Integration Services (iv)	Total (B)= (i)+(ii)+(iii)+(iv)	Total (C) = (A)+(B)
Segment revenue	9,981,730	2,434,561	956,672	3,444,642	3,868,008	10,703,883	20,685,613
Allocated segment expenses	(7,653,359)	(1,753,440)	(1,052,720)	(2,933,507)	(3,288,028)	(9,027,695)	(16,681,054)
Segment operating income / (loss)	2,328,371	681,121	(96,048)	511,135	579,980	1,676,188	4,004,559
Unallocated expenses:
Selling, general and administrative expenses							(1,148,710)
Depreciation and amortization							(1,754,537)
Other income / (expense), net							189,738
Finance income							129,325
Finance expenses							(496,780)
Profit / (loss) before tax							923,595
Income tax (expense) / benefit							(194)
Profit / (loss) for the year							923,401

Year ended March 31, 2017

		Data Center-centric IT services *
	Telecom- centric Services (A)	Data Center Services (i)	Cloud and Managed Services (ii)	Technology Integration Services (iii)	Applications Integration Services (iv)	Total (B)= (i)+(ii)+(iii)+(iv)	Total (C) = (A)+(B)
Segment revenue	10,173,014	1,975,076	919,960	2,687,852	2,676,118	8,259,006	18,432,020
Allocated segment expenses	(8,050,025)	(1,489,135)	(824,979)	(2,306,170)	(2,186,512)	(6,806,796)	(14,856,821)
Segment operating income / (loss)	2,122,989	485,941	94,981	381,682	489,606	1,452,210	3,575,199
Unallocated expenses:
Selling, general and administrative expenses							(1,004,673)
Depreciation and amortization							(1,758,776)
Other income / (expense), net							145,872
Finance income							122,584
Finance expenses							(437,109)
Profit / (loss) before tax							643,097
Income tax (expense) / benefit							(698)
Profit / (loss) for the year							642,399

*The Chief Operating Decision Maker (CODM) has evaluated and grouped Data Center services, cloud and managed services, technology integration services and applications integration services into Data Center and IT services. There are no changes in the components of Telecom service segment. Accordingly, the segment information has been presented.

Year ended March 31, 2016

		Data Center-centric IT services
	Telecom Centric Services (A)	Data Center Services (i)	Cloud and Managed Services (ii)	Technology Integration Services* (iii)	Applications Integration Services* (iv)	Total (B)= (i)+(ii)+(iii)+(iv)	Total (C) = (A)+(B)
Segment revenue	9,549,289	1,522,944	941,204	1,705,702	1,315,757	5,485,607	15,034,896
Allocated segment expenses	(7,342,032)	(1,165,293)	(767,109)	(1,419,287)	(999,765)	(4,351,454)	(11,693,486)
Segment operating income / (loss)	2,207,257	357,651	174,095	286,415	315,992	1,134,153	3,341,410
Unallocated expenses:
Selling, general and administrative expenses							(889,665)
Depreciation and amortization							(1,598,037)
Other income / (expense), net							104,885
Finance income							45,437
Finance expenses							(565,712)
Profit / (loss) before tax							438,318
Income tax (expense) / benefit							135
Profit / (loss) for the year							438,453

Geographic segments

The Group has two geographic segments India and rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

Description	India	Rest of the world	Total
Revenues
Year ended March 31, 2018	16,649,473	4,036,140	20,685,613
Year ended March 31, 2017	13,441,211	4,990,809	18,432,020
Year ended March 31, 2016	9,860,427	5,174,469	15,034,896

The Group does not disclose information relating to non-current assets located in India and rest of the world as the necessary information is not available and the cost to develop it would be excessive.

Revenue from one customer of the Group’s Data center-centric IT services is ₹ 2,261,482 (2016-17 ₹ 1,267,499) which is more than 10% of the Group’s total revenue.

32.	Contingencies

a)	During the previous years, the Group had received assessment orders from the Income-tax Department of India for various financial years disallowing certain expenditure like bandwidth charges and foreign currency payments for non-deduction of withholding taxes. The Company appealed against those order before Commissioner of Income Tax (Appeals) (CIT(A)) and received favourable orders. The department has filed appeals before Income Tax Appellate Tribunal (ITAT) disputing CIT(A) orders. The Group believes that the appeal by the department is not sustainable and consequently no loss contingency is necessary as at March 31, 2018. Income tax claims against the company as at March 31, 2018 amounted to ₹ 8,028 (March 31, 2017: ₹ 113,608).

b)	Contingencies due to certain service tax claims as at March 31, 2018 amounted to ₹ 468,878 (March 31, 2017: ₹ 516,736) and sales tax claims amounted to ₹ 1,080 (March 31, 2017: ₹13,845).

c)	The Group during the year ended March 31, 2009 entered into a contract with Emirates Integrated Telecom for the construction and supply of capacity from the Europe India Gateway. As per the contract with Emirates, the Group is required to pay its share of decommissioning costs if any that may arise in the future. No provision has been made by the Group for such decommissioning costs as the amount of provision cannot be measured reliably as at March 31, 2018.

d)	Effective 2012-13, the Company has participated in the Export Promotion Capital Goods Scheme (“the scheme”) under which capital equipment is permitted to be imported against a specific licence at a substantially reduced customs duty, subject to fulfilment of obligation to export services rendered by use of capital equipment imported under the scheme to the extent of over 6 times (March 31,2017: 6 times) the value of duty saved over a period of 6 years (March 31,2017: 6 years) from the date of obtaining the licence. In case of failure to meet the export obligation, the company would be liable to pay the differential between the normal duty and the duty saved under the scheme along with interest.

As of March 31, 2018, the company is holding 48 (March 31, 2017: 30) licenses with a corresponding export obligation of ₹ 3,926,074 (March 31, 2017: ₹ 2,391,737). Considering the track record of the exports, the Company believes it would be able to meet the export obligation within the time frame and would not be exposed to any liability on account of the above scheme.

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

(ii)	The present license for ISP under unified license issued by DOT on June 2, 2014 provides for payment of License fee on pure Internet services. However, the company through Internet Service Providers Association of India (ISPAI) challenged the said clause before TDSAT. TDSAT passed a stay order on DOT from charging the licence fee on pure Internet services. The group has appropriately accounted for any adverse effect that may arise in this regard in the books of account.

b)	The Company is party to additional legal actions arising in the ordinary course of business. Based on the available information as at March 31, 2018, the Company believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect. However in the event of adverse judgment in all these cases, the maximum financial exposure would be ₹ 91,128 (March 31, 2017: ₹ 37,429)

34.	Related parties

The related parties where control / significant influence exists are subsidiaries and associates. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director whether executive or otherwise. Key management personnel includes the board of directors and other senior management executives. The other related parties are those with whom the Group has had transaction during the years ended March 31, 2018, 2017 and 2016 are as follows:

Particulars	Country of incorporation	% of Ownership interest
		March 31, 2018	March 31, 2017
Holding Company
Infinity Satcom Universal Private Limited	India	-	-
Raju Vegesna Infotech & Industries Private Limited (Subsidiary of Infinity Satcom Universal Private Limited)	India	-	-
Ramanand Core Investment Company Private Limited (Subsidiary of Raju Vegesna Infotech & Industries Private Limited)	India	-	-
Subsidiaries
Sify Technologies (Singapore) Pte. Limited	Singapore	100	100
Sify Technologies North America Corporation	USA	100	100
Sify Data and Managed Services Limited	India	100	100
Sify Infinit Spaces Limited	India	100	-

The following is a summary of the related party transactions for the year ended March 31, 2018:

Transactions	Holding Company	Associates	Others	Key Management Personnel
Consultancy services received	-	-	-	200
Sitting fees paid	-	-	-	1,330
Salaries and other short term benefits	-	-	-	39,105
Contributions to defined contribution plans	-	-	-	1,675
Share based payment transactions	-	-	-	1,347
Lease rentals paid**	1,061	-	4,483	-
Dividend paid	126,600	-	16,700	-
Call money received		-	-	-
Amount of outstanding balances
Advance lease rentals and refundable deposits made**	-	-	2,600	-
Lease rentals payable**	-	-	125	-

The following is a summary of the related party transactions for the year ended March 31, 2017:

Transactions	Holding Company	Associates	Others	Key Management Personnel
Consultancy services received	-	-	-	240
Sitting fees paid	-	-	-	1,410
Salaries and other short term benefits	-	-	-	40,053
Contributions to defined contribution plans	-	-	-	1,642
Share based payment transactions	-	-	-	3,752
Lease rentals paid**	1,035	-	4,385	-
Dividend paid	102,030	-	13,903	-
Call money received	300,000	-	-	-
Amount of outstanding balances
Advance lease rentals and refundable deposits made**	-	-	2,558	-
Lease rentals payable**	-	-	413	-

The following is a summary of the related party transactions for the year ended March 31, 2016:

Transactions	Holding Company	Associates	Others	Key Management Personnel
Consultancy services received	-	-	-	240
Sitting fees paid	-	-	-	2,050
Salaries and other short term benefits	-	-	-	52,576
Contributions to defined contribution plans	-	-	-	1,481
Share based payment transactions	-	-	-	14,170
Lease rentals paid**	923	-	3,898	-
Dividend paid	102,030	-	14,481	-
Amount of outstanding balances
Advance lease rentals and refundable deposits made**	-	-	2,558	-
Lease rentals payable**	-	-	258	-

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

During the year 2011 - 12, the Company had also entered into a lease agreement with M/s Raju Vegesna Developers Private Limited, a Company in which Mr Ananda Raju Vegesna, Executive Director of the Company and Mr Raju Vegesna, Chairman and Managing director of the Company exercise significant influence, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 30 (Rupees Thirty Thousand Only) per month. The agreement provides for the automatic renewal for further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years.

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

35.	Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by each category as at March 31, 2018 were as follows:

Particulars	Note	Financial assets/ liabilities at amortised costs	Financial assets / liabilities at FVTPL	Financial assets / liabilities at FVTOCI	Total carrying value	Total fair value
Assets
Cash and cash equivalents	7	2,288,121	-	-	2,288,121	2,288,121
Other assets	9	360,378	-	-	360,378	360,378
Trade receivables	12	8,820,579	-	-	8,820,579	8,820,579
Other receivables	12	48,141	-	-	48,141	48,141
Other investments	14	144,008	-	1,710	145,718	145,718
Liabilities
Bank overdraft	7	2,121,537	-	-	2,121,537	2,121,537
Finance lease liabilities	16	185,965	-	-	185,965	185,965
Other liabilities	18	207,046	-	-	207,046	207,046
Borrowings from banks	19	2,021,228	-	-	2,021,228	2,021,228
Borrowings from others	19	1,464,637	-	-	1,464,637	1,464,637
Trade and other payables	20	6,779,018	-	-	6,779,018	6,779,018
Derivative financial liabilities	20	-	1,729	-	1,729	1,729

The carrying value and fair value of financial instruments by each category as at March 31, 2017 were as follows:

Particulars	Note	Financial assets/ liabilities at amortised costs	Financial assets / liabilities at FVTPL	Financial assets / liabilities at FVTOCI	Total carrying value	Total fair value
Assets
Cash and cash equivalents	7	1,884,265	-	-	1,884,265	1,884,265
Other assets	9	213,424	-	-	213,424	213,424
Trade receivables	12	6,950,563	-	-	6,950,563	6,950,563
Other receivables	12	101,098	-	-	101,098	101,098
Other investments	14	72,943	-	1,710	74,653	74,653
Liabilities
Bank overdraft	7	991,161	-	-	991,161	991,161
Finance lease liabilities	16	519,219	-	-	519,219	519,219
Other liabilities	18	201,679	-	-	201,679	201,679
Borrowings from banks	19	2,567,076	-	-	2,567,076	2,567,076
Borrowings from others	19	844,002	-	-	844,002	844,002
Trade and other payables	20	5,648,740	-	-	5,648,740	5,648,740
Derivative financial liabilities	20	-	36,160	-	36,160	36,160

Details of financial assets hypothecated as collateral

The carrying amount of financial assets as at March 31, 2018 and 2017 that the Group has provided as collateral for obtaining borrowings and other facilities from its bankers are as follows:

	As of
	March 31, 2018	March 31, 2017
Cash and cash equivalents	2,067,397	1,654,634
Other assets	358,106	209,742
Trade receivables	8,713,161	6,856,976
Other receivables	41,007	100,457
	11,179,671	8,821,809

Derivative financial instruments

(a)	Forwards and options

Foreign exchange forward contracts and options are purchased to mitigate the risk of changes in foreign exchange rates associated with certain payables, receivables and forecasted transactions denominated in certain foreign currencies. These derivative contracts do not qualify for hedge accounting under IFRS 9, and are initially recognized at fair value on the date the contract is entered into and subsequently re-measured at their fair value. Gains or losses arising from changes in the fair value of the derivative contracts are recognized immediately in profit or loss. The counterparties for these contracts are generally banks or financial institutions. The following table gives details in respect of the notional amount of outstanding foreign exchange contracts as at March 31, 2018 and 2017.

	As of
	March 31, 2018	March 31, 2017
Forward contracts
In U.S. Dollars (Sell)	-	3,000
In U.S. Dollars (Buy)	-	9,800

The Company recognized a net loss on the forward contracts of ₹ 7,479 (March 31, 2017: ₹ 14,338 – Net Loss) for the year ended March 31, 2018.

The forward exchange contracts and option contracts mature between one and twelve months. The table below summarizes the notional amounts of derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

	As of
	March 31, 2018	March 31, 2017
Sell:	(US $)	(US $)
Not later than one month	-	500
Later than one month and not later than three months	-	1,000
Later than three months and not later than six months	-	1,500
Later than six months and not later than one year	-	-

Buy:	(US $)	(US $)
Not later than one month	-	3,500
Later than one month and not later than three months	-	700
Later than three months and not later than six months	-	5,600
Later than six months and not later than one year	-	-

(b)	Cross Currency Swap:

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

The details of outstanding cross currency swap contracts as of March 31, 2018 are as under:

	As of
	March 31, 2018		March 31, 2017
	Payable (US $)	Receivable (₹)	Payable (US $)	Receivable (₹)
Cross Currency Swap (US$)	-	-	2,213	137,500

The maturity of these contracts extends till five years. The table below summarizes the cash flows (principal and interest) of these derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

	As of
	March 31, 2018		March 31, 2017
	Payable (US $)	Receivable (₹)	Payable (US $)	Receivable (₹)

Less than 1 year	-	-	946	65,101
One to two years	-	-	887	58,743
Two to three years	-	-	626	39,884
Three to four years	-	-	-	-
Four to five years	-	-	-	-
Total cash flows	-	-	2,459	163,728

The Group recognized a net loss on the cross currency swaps of ₹ 7,987 [March 31, 2017: ₹ 27,690 (Gain)] for the year ended March 31, 2018.

(c)	Interest Rate Swap:

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

The maturity of these contracts extends till five years. The table below summarizes the cash flows (interest) of these derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

	As of
	March 31, 2018		March 31, 2017
	Receivable (US $)	Payable (US $)	Receivable (US $)	Payable (US $)

Less than 1 year	210	283	288	419
One to two years	106	149	192	283
Two to three years	12	18	97	149
Three to four years	-	-	11	18
Four to five years	-	-	-	-
Total cash flows	328	450	588	869

Total notional amount outstanding as of March 31, 2018 is US $ 5,272 (March 31, 2017: US $ 7,381).

Net gain on account of interest rate swaps amount to ₹ 1,560 for the year ended March 31, 2018 (March 31, 2017: ₹ 7,073 – net Gain).

Fair value measurements:

The details of assets and liabilities that are measured on fair value on recurring basis are given below:

	Fair value as of March 31, 2018			Fair value as of March 31, 2017
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Derivative financial assets – gain on outstanding forward/options contracts	-	-	-	-	-	-
Liabilities
Derivative financial liabilities – loss on outstanding forward/options contracts	-	-	-	-	(18,079)	-
Derivative financial liabilities - loss on outstanding cross currency swaps	-	-	-	-	-	(7,987)
Derivative financial liabilities - loss on outstanding interest rate swaps	-	-	1,729	-	-	(10,094)

•	Level 1 – unadjusted quoted prices in active markets for identical assets and liabilities.
•	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
•	Level 3 – unobservable inputs for the asset or liability
o	Loss on cross currency swaps are valued using present value of cash flows from the swap contract estimated using swap rates calculated from respective countries’ yield curves.

Interest income/ (expenses), gains/ (losses) recognized on financial assets and liabilities

Recognized in profit or loss

	Year ended
	March 31, 2018	March 31, 2017	March 31, 2016
Financial assets at amortised cost
Interest income on bank deposits	25,168	26,463	28,015
Interest income from other financial assets	104,157	96,121	14,336
Impairment loss of trade receivables	(370,000)	(383,534)	(182,161)

Financial assets at fair value through profit or loss
Net change in fair value of derivative financial instruments gain/(loss)	8,365	10,828	(48,188)

Financial liabilities at amortised cost
Interest expenses on lease obligations	(31,169)	(88,138)	(126,433)
Interest expenses on borrowings from banks, others and overdrafts	(381,644)	(255,273)	(312,936)

36.	Financial Risk Management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risk

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

Trade and other receivables

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. Management considers that the demographics of the Group’s customer base, including the default risk of the industry and country in which customers operate, has less of an influence on credit risk.. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the credit worthiness of the customers to which the Company grants credit terms in the normal course of the business.

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

Exposure to credit risk

The gross carrying amount of financial assets, net of any impairment losses recognized represents the maximum credit exposure. The maximum exposure to credit risk as at March 31, 2018 and 2017 was as follows:

	March 31, 2018	March 31, 2017
Cash and cash equivalents	2,288,121	1,884,265
Other assets	360,378	213,424
Trade receivables	8,820,579	6,950,563
Other receivables	48,141	101,098
Other investments	145,718	74,653
	11,662,937	9,224,003

Financial assets that are past due but not impaired

There is no other class of financial assets that is past due but not impaired other than trade receivables. The age analysis of trade receivables have been considered from the date of invoice. The ageing of trade receivables, net of allowances that are past due, is given below:

Period (in days)	March 31, 2018	March 31, 2017
Past due 181 - 270 days	825,461	892,375
Past due 271 - 365 days	272,913	344,529
More than 365 days	885,644	961,295
	1,984,018	2,198,199

See note 12 for the activity in the allowance for impairment of trade account receivables.

Financial assets that are not past due

Cash and cash equivalents, other assets, other receivables and finance lease receivables are neither past due nor impaired. The total trade receivables that are not past due as at March 31, 2018 amounts to ₹ 6,836,561 (March 31, 2017: ₹ 4,752,364) and impairment has not been recorded on the same.

Details of collateral and other credit enhancements held

	March 31, 2018	March 31, 2017
Security deposits received for Internet access services	497	497

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

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2018

	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years
Non-derivative financial liabilities
Bank overdrafts	2,121,537	2,121,537	2,121,537	-	-
Finance lease liabilities	185,965	210,302	105,274	101,888	3,140
Other liabilities	207,046	207,046	207,046	-	-
Borrowing from banks	2,021,228	2,240,152	949,352	1,209,181	81,619
Borrowings from others	1,464,637	1,851,840	769,409	893,774	188,657
Trade and other payables	6,779,018	6,779,018	6,779,018	-	-
	12,779,431	13,409,895	10,931,636	2,204,843	273,416

As at March 31, 2017

	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years
Non-derivative financial liabilities
Bank overdrafts	991,161	991,161	991,161	-	-
Finance lease liabilities	519,219	577,646	367,620	210,026	-
Other liabilities	201,679	201,679	201,679	-	-
Borrowing from banks	2,567,076	2,711,343	1,974,313	571,339	165,691
Borrowings from others	844,002	915,494	676,150	239,343	-
Trade and other payables	5,648,740	5,648,740	5,648,740	-	-
	10,771,877	11,046,063	9,859,663	1,020,708	165,691

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

Currency risk: The Group’s exposure in US $, Euro and other foreign currency denominated transactions gives rise to Exchange Rate fluctuation risk. Group’s policy in this regard incorporates:

•	Forecasting inflows and outflows denominated in US$ for a twelve-month period
•	Estimating the net-exposure in foreign currency, in terms of timing and amount
•	Determining the extent to which exposure should be protected through one or more risk-mitigating instruments to maintain the permissible limits of uncovered exposures.
•	Carrying out a variance analysis between estimate and actual on an ongoing basis, and taking stop-loss action when the adverse movements breaches the 5% barrier of deviation, subject to review by Audit Committee.

The Group’s exposure to foreign currency risk as at March 31, 2018 was as follows:

	All amounts in respective currencies as mentioned (in thousands)
	US $	CA $	CHF	EUR	GBP	DHS	HK $
Cash and cash equivalents	3,835	-	-	-	-	-	-
Trade receivables	11,310	-	-	66	8	-	-
Trade payables	(10,076)	-	(1)	(29)	-	(57)	(2)
Foreign currency loan	(20,005)	-	-	-	-	-	-
Net balance sheet exposure	(14,951)	-	(1)	37	8	(57)	(2)

The Group’s exposure to foreign currency risk as at March 31, 2017 was as follows:

	All amounts in respective currencies as mentioned (in thousands)
	US $	CA $	CHF	EUR	GBP	DHS	HK $
Cash and cash equivalents	5,180	-	-	-	-	-	-
Trade receivables	11,226	-	-	44	(1)	-	-
Trade payables	(10,949)	(4)	(1)	(110)	(10)	(38)	-
Foreign currency loan	(29,374)	-	-	-	-	-	-
Net balance sheet exposure	(23,917)	(4)	(1)	(66)	(11)	(38)	-

Sensitivity analysis

A 10% strengthening of the rupee against the respective currencies as at March 31, 2018 and 2017 would have increased / (decreased) other comprehensive income and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2017.

	Other comprehensive income	Profit or ( loss)
March 31, 2018	-	96,585
March 31, 2017	-	155,702

A 10% weakening of the rupee against the above currencies as at March 31, 2018 and 2017 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Interest Rate Risk: Interest rate risk is the risk that an upward movement in interest rates would adversely affect the borrowing costs of the group.

Profile

At the reporting date the interest rate profile of the Group’s interest –bearing financial instruments were as follows:

	Carrying amount
	March 31, 2018	March 31, 2017
Fixed rate instruments
Financial assets
- Fixed deposits with banks	413,082	449,195
- Investment in debt securities	144,008	72,943

Financial liabilities
- Borrowings from banks	609,382	687,461
- Borrowings from others	1,464,637	844,002

Variable rate instruments
Financial liabilities
- Borrowings from banks	1,411,846	1,879,615
- Bank overdrafts	2,121,537	991,161

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

Cash flow sensitivity for variable rate instruments

An increase of 100 basis points in interest rates at the reporting date would have increased / (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis has been performed on the same basis as 2017.

	Equity	Profit or (loss)
March 31, 2018	-	(32,644)
March 31, 2017	-	(24,161)

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

As on March 31, 2018, these shares are partly paid to the extent of ₹ 7.75 (March 31, 2017: ₹ 7.75) per share. Until the full purchase price is paid by the purchasers, the company retains a lien on the equity shares purchased in connection with the Offering. As of March 31, 2018, entities affiliated with our CEO, Chairman and Managing Director, Raju Vegesna, beneficially owned approximately 86.22% of our outstanding equity shares, which includes the 125,000,000 shares (partly paid with proportionate voting rights) issued in connection with the above Offering.

38.	Corporate Social Responsibility (CSR) expenditure

Section 135 of the Companies Act, 2013, requires Company to spend towards Corporate Social Responsibility (CSR). The Company is expected to spend ₹ 9,898 towards CSR in compliance of this requirement. A sum of ₹ 9,540 has been spent during the fiscal year towards CSR activities as per details given below. The balance amount to be spent is ₹ 358.

Organisation	Amount (₹)
VIRRD Trust, Dwarakha Tirumala	6,300
M/s Jateeya Vidya Seva Samithi	2,500
Sri Hanuman Mani Education & Culture Trust	740
Total	9,540

39.	Capital Management

The Group's capital comprises equity share capital, share premium, and other equity attributable to equity holders. The primary objective of Group's capital management is to maximise shareholders value. The Group manages its capital and makes adjustment to it in light of the changes in economic and market conditions. The Group does so by adjusting dividend paid to shareholders. The total capital as on March 31, 2018 is ₹ 9,004,953 (Previous Year: ₹ 8,264,419). No changes were made in the objectives, policies or processes for managing capital of the Group during the current and previous year.

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

Date: June 19, 2018

