Form 20-F
period 2019-03-31
SIFY TECHNOLOGIES LTD
filed 2019-06-20
CIK 1094324

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended March 31, 2019.

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ____________ to ______

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

TIDEL Park, 2nd Floor, 4, Rajiv Gandhi Salai, Taramani, Chennai 600113 India

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol	Name of each Exchange on which registered

American Depository Shares, each represented by One Equity Share, par value ₹ 10 per share	SIFY	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act

Title of each class	Name of each Exchange on which registered

None	Not Applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

Not Applicable

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

17,91,44,347 Equity Shares.

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

Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically, if any, every Interactive Data file required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” and large “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    ☐ Item 17     ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell Company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☑

Currency of Presentation and Certain Defined Terms

Unless the context otherwise requires, references in this annual report to “we,” “us,” the “Company,” “Sify” or “Satyam Infoway” are to Sify Technologies Limited, a limited liability Company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. In January 2003, we changed the name of our Company from Satyam Infoway Limited to Sify Limited. In October 2007, we again changed our name from Sify Limited to Sify Technologies Limited. “Sify”, “SifyMax.in,”, “Sify e-ports” and “Sify online” are trademarks used by us for which we have already obtained registration certificates in India. All other trademarks or trade names used in this Annual Report on Form 20-F for the year ended March 31, 2019 (the “Annual Report”) are the property of their respective owners. In this Annual Report, references to “$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “₹”, “Rs.,” “rupees” or “Indian rupees” are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to the “Group” mean Sify Technologies Limited and its subsidiaries. References to “equity shares” refer to our Indian Equity Shares, which are not traded on an exchange in India or the United States. References to “ADSs” refer to our American Depositary Shares, which are traded on the NASDAQ Capital Market under the symbol “SIFY.”

For your convenience, this Annual Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this Annual Report, all translations from Indian rupees to U.S. dollars contained in this Annual Report have been based on the reference rate in the City of Mumbai on March 31, 2019 for cable transfers in Indian rupees as published by the Reserve Bank of India (RBI), which was ₹ 69.17 per US $1.00.

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

Forward-Looking Statements

This Annual Report contains “forward-looking statements”, as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘may’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘should’ and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, those discussed in the “Risk Factors” section in this Annual Report. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

Summary of Consolidated Financial Data

You should read the summary of consolidated financial data below in conjunction with the Company's consolidated financial statements and the related notes, as well as the section entitled “Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report. The summary of consolidated statements of income data for the five years ended March 31, 2019, 2018, 2017, 2016 and 2015 and the summary of consolidated Statement of Financial Position as of March 31, 2019, 2018, 2017, 2016 and 2015 have been derived from our audited consolidated financial statements and related notes to the consolidated financial statements which were prepared and presented in accordance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB). Historical results are not necessarily indicative of future results.

Sify Technologies Limited

Consolidated Statement of Income

(In thousands of Rupees, except share and per share data and as otherwise stated)

	Year ended March 31,
	2019 ₹	2018 ₹	2017 ₹	2016 ₹	2015 ₹	2019 Convenience translation into US$ in thousands, except share and per share data
						(See Note 1)
Revenue	21,546,885	20,685,613	18,432,020	15,034,896	12,864,614	311,500
Cost of goods sold and services rendered	(13,602,224)	(13,434,950)	(11,870,221)	(9,103,864)	(7,727,312)	(196,645)
Other income	217,216	189,738	145,872	104,885	92,859	3,140
Selling, general and administrative expenses	(4,874,620)	(4,394,814)	(3,991,273)	(3,479,287)	(3,132,040)	(70,471)
Depreciation and amortization	(1,533,912)	(1,754,537)	(1,758,776)	(1,598,037)	(1,271,806)	(22,176)
Profit / (loss) from operating activities	1,753,345	1,291,050	957,622	958,593	826,315	25,348

Finance income	46,314	129,325	122,584	45,437	61,358	670
Finance expenses	(728,344)	(496,780)	(437,109)	(565,712)	(512,293)	(10,530)
Net finance income / (expense)	(682,030)	(367,455)	(314,525)	(520,275)	(450,935)	(9,860)
Profit / (loss) before tax	1,071,315	923,595	643,097	438,318	375,380	15,488
Income tax (expense) / benefit	(2,612)	(194)	(698)	135	(122)	(38)
Profit / (loss) for the year	1,068,703	923,401	642,399	438,453	375,258	15,450
Attributable to:
Equity holders of the Company	1,068,703	923,401	642,399	438,453	375,258	15,450
Non-controlling interest		-	-	-	-
	1,068,703	923,401	642,399	438,453	375,258	15,450
Earnings per share
Basic earnings per share	6.92	6.14	4.45	3.11	2.66	0.10
Diluted earnings per share	6.86	6.11	4.45	3.10	2.65	0.10

Dividend paid per share *
Fully paid up (₹ 10 per share)	1.20	1.20	1.00	1.00	1.00	0.02
Partly paid up (₹ 7.75 per share)	1.04	0.93	0.70	0.70	0.70	0.02

* Excluding dividend distribution tax

Particulars

(Rupees in thousands, except share and per share data)

Balance Sheet data

	March 31,					Convenience translation into US$ in thousands, except share and per share data (see note 1 )
	2019	2018	2017	2016	2015	2019
	₹	₹	₹	₹	₹	$
Cash and cash equivalents including restricted cash	2,247,975	2,288,121	1,884,265	1,735,880	1,477,547	32,499

Net current assets	2,671,491	1,851,124	700,522	1,046,673	1,032,893	38,621

Total assets	29,936,178	24,462,104	21,534,054	18,601,926	16,234,235	432,784

Total equity attributable to equity shareholders of the Company	10,778,828	9,004,953	8,264,419	7,500,831	7,165,301	155,828

Cash Flow Data
Net cash provided by / (used in):
Operating activities	1,441,380	2,120,604	1,748,483	2,442,662	1,556,981	20,838
Investing activities	(3,973,682)	(1,794,304)	(1,609,979)	(1,566,051)	(866,925)	(57,447)
Financing activities	3,054,389	(1,048,056)	(257,913)	(580,313)	(597,725)	44,157

Notes

1.	Reference to shares and per share amounts refers to our equity shares. Our outstanding equity shares include equity shares held by a depository underlying our ADSs. Effective September 24, 2002, one ADS represented one equity share.

Exchange Rates

Our functional currency is the Indian rupee. The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables.

On March 31, 2019, the reference rate in the City of Mumbai for cable transfers in Indian rupees as published by RBI was ₹69.17.

On June 14, 2019, the reference rate in the City of Mumbai for cable transfers in Indian rupees as published by RBI was ₹69.56

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

We have in the past incurred losses. We may, in the future incur net losses and suffer negative operating cash flows. We expect to increase our expenditures as we continue to expand our services, promote our brand, and invest in the expansion of our infrastructure. In the future, we may incur expenses in connection with investments in Network, Data Centers and related infrastructure. Accordingly, we will need to significantly increase our revenues in order to improve our profitability. We cannot assure you that we will improve our profitability or that we will not incur operating losses in the future. If we are unable to become consistently profitable and incur losses, we may be unable to build a sustainable business and our results of operations may be adversely affected. In this event, the price of our ADSs and the value of your investment may decline.

The economic environment, increased pricing pressure and decreased utilization rates could negatively impact our revenues and operating results.

IT spending of customers are often driven by the growth in revenue of customers. Economic slowdown in the past has reduced the IT spending budgets of our customers and have in the past adversely affected and may in the future adversely affect our revenue, profitability and results of operation. Economic performance also has a bearing on our Infrastructure and e-Learning businesses. Currency fluctuations will also lead to variations in revenue. The Infrastructure Managed Services, National Long Distance (‘NLD’) / International Long Distance (‘ILD’) business and eLearning may be affected in terms of prices and growth.

With regard to the Indian economy, we continue to experience pricing pressure due to competition in the markets in which we operate. Lead times for orders or contracts have become much longer, as we have longer credit periods. These factors have affected and will affect the growth in demand for our corporate business.

We have invested in building our network and Data Center infrastructure and will continue to invest in the future. Our utilization rates of the existing and prospective infrastructure will determine our profitability. We may not utilize our infrastructure at the optimum level which would impact our revenue.

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

We use derivative financial instruments, such as foreign exchange forward and option contracts, to mitigate the risk of changes in foreign exchange rates on accounts receivable, payable, foreign currency loans and forecast cash flows denominated in US dollar. We may not purchase derivative instruments for an amount sufficient to adequately insulate ourselves from foreign currency exchange risks. We have entered into interest rate swap transactions. Exchange rate fluctuations may adversely impact our cash flows on these transactions.

For the year ended March 31, 2019, we have recognized a net loss of ₹ 51.94 million ($0.75 million) arising on account of foreign exchange fluctuations. If foreign exchange currency markets continue to be volatile, such fluctuations in foreign currency exchange rates could materially and adversely affect our results of operations in future periods. Also, the volatility in the foreign currency markets may make it difficult to hedge our foreign currency exposures effectively and make them expensive.

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

We operate in extremely competitive markets where the investment capability and the size of the competitors are much larger than us. For instance, Our corporate network services compete with well-established companies, including Bharti Airtel, Tata Communications Limited, the Government-owned telecom companies, Bharat Sanchar Nigam Limited and Mahanagar Telephone Nigam Limited and new players like Reliance Jio.

The large players, may enjoy significant competitive advantages over us, including greater financial resources, which could allow them to charge prices that are lower than ours in order to attract customers. These factors could result in actual average selling prices of our services. With the entry of a new player, the retail internet market has seen significant reduction in prices by all operators due to pricing strategy by the new entrant. This has significantly affected the customer base and the average revenue per user of the existing operators. We may see similar trends in enterprise market as well, which may have an adverse effect on our revenues and operating margins. We expect the market for Internet access and other connectivity services to remain extremely price competitive. Increased competition may result in operating losses, loss of market share and diminished value in our services, as well as different pricing, service or marketing decisions. In addition, competition may generally cause us to incur unanticipated costs associated with research and product development. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as the availability of skilled employees in India, the price at which our competitors offer comparable services, and the extent of our competitors’ responsiveness to their clients’ needs. We cannot assure you that we will be able to successfully compete against current and future competitors, or that we will not lose key employees or customers to such competitors, which may adversely affect our business and results of operations.

Pressure on margins may affect the results of our operations.

Our margins have been relatively stagnant due to competitive pricing pressure. While we seek to manage costs efficiently, there may not be improvements in margins due to the sustained pricing pressure. Unavailability of tax loss carryforwards might impact our margins in the current year and the future. Our continuing investment in infrastructure may result in lower margins in the initial years of investment and may or may not improve further, which will adversely impact our margins.

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

Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology

The technology market is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new product and service offerings to meet client needs. We may fail to anticipate or respond to these advances on a timely basis, or, if we do respond, the services or technologies that we develop may not be successful in the marketplace. We have introduced and propose to introduce several solutions involving complex delivery models combined with innovative outcome-based pricing models. The complexity of these solutions, our inexperience in developing or implementing them and significant competition in the markets for these solutions may affect our ability to market these solutions successfully. In addition, better or more competitively priced products, services or technologies that are developed by our competitors may render our service non-competitive.

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

Our business may not be compatible with delivery methods of Bandwidth / Connectivity developed in the future.

We face the risk that fundamental changes may occur in the delivery of connectivity services in India. The internet market has seen significant changes in the recent past from connecting fixed offices/locations to connecting mobile devices to connecting disparate automated devices and to continue to be relevant in this dynamic and disruptive environment, we will have to develop new technology or modify our existing technology to accommodate these developments. Our pursuit of these technological advances, whether directly through internal development or by third-party license, may require substantial time and money. We may be unable to adapt our connectivity service business to alternate delivery means and new technologies may not be available to us at all. We provide wireless connectivity on the 5.7 GHz spectrum allotted to us by the Wireless Planning Commission. This spectrum has been de-licensed during the current fiscal year. Hence, we do not own any licensed spectrum to offer our services. We are exploring suitable spectrum that is technically feasible to offer our services. We may not get the licensed spectrum. The spectrum allocation may be inconsistent with industry standards. The current capacity may be insufficient to offer a breadth of services. The Government may issue instructions to release the spectrum that we hold. High cost of spectrum acquisition may be inconsistent with our revenue and cost models. We may not keep up with the pace of change that takes place in wireless technologies.

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

The success of our business depends on wider reach of network in India, which may be slowed or halted by technical obstacles in India.

Wider reach of network and availability of increased bandwidth in India, which is the measure of Network penetration, has been relatively low and slow compared to many developing and developed countries in the world. Though in recent years, the coverage of tier III/tier IV cities has increased, there may be many technical obstacles to accessing certain regions which may increase the cost of building the network and thereby cause a slowdown or halt the consumption of network services, which will adversely affect our operations.

We may be compelled to surrender or pay additional for the spectrum that was allotted to us earlier.

The Government of India has asked us to surrender certain range of spectrum allotted to us and the same was auctioned as BWA spectrum. The Government also has asked the company to make payment for certain spectrum from the date of allotment or to surrender the same. The other range of spectrum that we have been operating, 5.7 GHz, is also close to capacity utilization and will need to be augmented in the near future. Enterprise connectivity will need licensed bands of spectrum for assured quality and security, so the non-availability of spectrum would materially adversely affect our business and results of operations. In the event of the surrender of the spectrum certain frequencies, it may hamper our future plans for expansion of services, and there are no assurances that we will be able to obtain additional replacement spectrum.

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

We may fail to convert our existing Data Centers and/or build new Data Centers under the LEED (Leadership in Energy and Environmental Design) Commercial Interior (CI) program of United States Green Building Council (USGBC). LEED certification is an internationally recognized program and is considered one of the highest standards for energy efficient constructions. The Data Center uses several green features such as site ecology, water conservation, smart energy meters and equipment, reduction of CO2 emissions, high recycle content, effective waste management and eco-friendly interiors. Increased demand for green Data Center may hamper the marketing of our existing Data Centers that are not LEED certified.

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

The Data Center business is capital-intensive, and our expectation for our capacity to generate capital in the short term may be insufficient to meet our anticipated capital requirements.

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

Despite our endeavor to maintain the robust system the examinations, an incident occurred in the month of February 2018 where Sify observed a technical glitch in the question paper. We decided to cancel the question paper and reexamination was successfully conducted immediately. A few answer keys appeared in the social media posted by an unknown person. Pursuant to the protests carried out by certain sections of students in Delhi, the government tasked the country’s investigating agency with probing the matter. On May 23, 2018, Central Bureau of Investigation (CBI) conducted inquiry at 12 locations including 4 premises of Sify Technologies Limited. Sify extended its full support by submitting the reports, statements, process documents to CBI during the preliminary enquiry.

The authorities during the inquiry collected data pertaining to the examination conducted between February 17 to 22, 2018, in an FIR (First Information Report) filed subsequently, the authorities have suspected 7 candidates (appeared for exam) cheating at different exam centers. The authorities have also named 9 personnel of a private third-party agency engaged by Sify for the exam. Further, the authorities have also named one employee of Sify in his capacity as custodian of the question paper in his individual capacity.

In a Public Interest Litigation filed before Supreme Court, pending CBI enquiry, a seven-member committee was constituted to look into the allegations and submit its report.

Although Sify Technologies was not party to the proceedings, we have extended full support and cooperation to the authorities in the investigation.

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

In fiscal 2019, none of the customers accounted for revenue more than 10%. However, in fiscal 2018, our largest client accounted for 10.94% of our total revenues. The services we offer for specific clients are likely to vary from year to year. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. A number of factors other than our performance could cause the loss of or reduction in business or revenue from a client, and these factors are not predictable. For example, a client may demand price reductions, change its outsourcing strategy or move work in-house. If we lose one of our major clients or if one of our major clients significantly reduces its volume of business with us, our revenues and profitability could be reduced.

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

The telecommunications market is evolving towards service providers who offer end-to-end managed services that include managing everything down to desktops. If we are to continue to lead the market, we need to extend our bouquet of services to ensure that our portfolio grows to include managed services where we can maintain leadership. It may be difficult for us to offer end-to-end managed services to sustain our leadership in managed services without significant capital expenditures which would adversely affect our cash position and results of operations.

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

We have and continue to be subject to Indian regulations regarding the VPN license requirements, including the percentage of foreign holdings to offer VPN services as well the need for NLD/ILD licenses to offer VPN services and carrier voice services. The growth and development of the data and Internet sector is dependent on the policy support of Department of Telecommunications. Regulatory changes, as well as the continuing lack of policy initiatives to revitalize the data and Internet sector continue to be a risk.

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

In order to increase advertising revenues, we need to continue to increase the number of users of our sports, recipes and entertainment video content through our websites. In order to attract consumers and generate increased engagement on our website portals, we believe we must offer compelling content, products and services. If we are not able to attract and keep new users in a constantly evolving user base, we are likely to lose page views, and advertisers may reduce or cease publishing advertisements in our websites.  It is important for us to provide necessary content through our websites (e.g. live videos, new channel-based portals, etc.) to attract more users.  However, acquiring, developing and offering new content, products and services, as well as new functionality, features and enhanced performance of our existing content, products and services, may require significant costs and time to develop. In addition, consumer tastes are difficult to predict and subject to rapid change.

Cyber security threats could damage our reputation or result in liability to us.

Our businesses depend on the reliability and security of our information technology systems and infrastructure. They must remain secure and be perceived by our corporate and consumer customers to be secure, as we retain confidential customer information in our database. Despite the implementation of security measures, our infrastructure may be vulnerable to physical break-ins, computer hacking, computer viruses, other malware, ransomware or cyber-attacks beyond our control. If our security measures are circumvented, it would jeopardize the security of confidential information stored on our systems, proprietary information could be misappropriated or cause interruptions to our operations. We may be required to make significant additional investments and efforts to protect against or remedy security breaches. Unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems, systems failure or otherwise, could damage our reputation and adversely affect our business and results of operations

Though we have not had any attempted cybersecurity breaches reported, the security services that we offer in connection with our business customers’ networks cannot assure complete protection from computer viruses, break-ins and other disruptive problems and the occurrence of these problems could result in claims against us or liability on our part. These claims, regardless of their ultimate outcome, could result in costly litigation and could damage our reputation and hinder our ability to attract and retain customers for our service offerings.

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

Our technical know-how is not protected by intellectual property rights such as patents and is principally protected by maintaining its confidentiality. We rely on trade secrets, confidentiality agreements and other contractual arrangements. As a result, we cannot be certain that our know-how will remain confidential in the long run. Employment contracts with certain of our employees who have special technical knowledge about our products or our business contain a general obligation to keep all such knowledge confidential. In addition to the confidentiality provisions, these employment agreements typically contain non-competition clauses.

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

We have provided inter-city connectivity for our Enterprise customers through lease arrangements rather than through capital investment in assets, our ability to offer high quality telecommunication services depends, to a large extent, on the quality of the networks maintained by other operators, and their continued availability, neither of which is under our control. However, the abundance of inter-city connectivity provides us with the ability of switching to Telco’s offering better services. Although we always use more than one service provider where required, there can be no assurance that this dependence on external parties would not affect our network availability. Any prolonged loss of network availability could adversely affect our business and results of operations.

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

We are increasingly bidding to work with Governments and Governmental agencies. Projects involving Governments or Governmental agencies carry various risks inherent in the Government contracting process, including the following:

·	Such projects may be subject to a higher risk of reduction in scope or termination than other contracts due to political and economic factors such as changes in Government, pending elections or the reduction in, or absence of, adequate funding;

·	Terms and conditions of Government contracts tend to be more onerous than other contracts and may include, among other things, extensive rights of audit, more punitive service level penalties and other restrictive covenants. Also, the terms of such contracts are often subject to change due to political and economic factors;

·	All Government bids are subject to Bank Guarantee depending upon the size of the tender. Any shortfall in service, inability to deliver committed SLA during the project may force the Government to invoke the bank guarantee leading to huge cash losses;

·	Government contracts are often subject to more extensive scrutiny and publicity than other contracts. Any negative publicity related to such contracts, regardless of the accuracy of such publicity, may adversely affect our business or reputation;

·	Participation in Government contracts could subject us to stricter regulatory requirements, which may increase our cost of compliance; and

·	Such projects may involve multiple parties in the delivery of services and require greater project management efforts on our part. Any failure in this regard may adversely impact our performance.

·	In addition, we operate within jurisdictions in which local business practices may be inconsistent with international regulatory requirements, including anti-corruption and anti-bribery regulations prescribed under the U.S. Foreign Corrupt Practices Act (“FCPA”), which, among other things, prohibits giving or offering to give anything of value with the intent to influence the awarding of Government contracts. Also, Prevention of Corruption (Amendment) Bill 2013, (“PCA”) prohibits giving bribe to a public servant. Although we believe that we have adequate policies and enforcement mechanisms to ensure legal and regulatory compliance with the FCPA, PCA and other similar regulations, it is possible that some of our employees, subcontractors, agents or partners may violate any such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions, including penalties. If we fail to comply with legal and regulatory requirements, our business and reputation may be harmed.

Any of the above factors could have a material and adverse effect on our business or our results of operations.

Our dividend payment policy is contingent upon the Company’s profits each year.

Prior to 2013-14 we did not pay dividends due to the losses incurred in the previous years and non-availability of divisible profits under Indian law. In view of the consistent positive performance of the Company for the year 2018-19, the Board of Directors had recommended a 12% cash dividend to all the shareholders of the Company for the year ended March 31, 2019, which is subject to approval by the shareholders at the Annual General Meeting to be held on July 5, 2019.

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

We have been granted license as Certifying Authority (CAs) to issue digital signature certificate for electronic authentication of users. The CAs are governed by Controller of Certifying Authority (CCA) under the ITA which prescribes duties to be followed, standards to be maintained and a list of documents to be maintained by Certifying Authorities. The guidelines also require the company to bill the end customer to whom the Digital Signature Certificate (DSC) is sold effective from 1st of August 2017. System development changes have been made by the company to support the billing to the end customers. Any actual or perceived failure to comply with such obligations could harm our business. Non-Compliance with such laws, rules and regulations may result in fines and litigation or cause us to incur legal costs, which may adversely affect our business and results of operations.

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

The Government of India, through Finance Act, 2016, has introduced a tax on dividends accrued to non-corporate resident investors in excess of ₹1 million per annum at the rate of 10% (plus applicable surcharge and education cess). This is in addition to a dividend distribution tax payable by us at the rate of 20.555%. If the effective rate of dividend distribution tax increases or new forms of taxes on distribution of profits is introduced, the dividend amount receivable by our shareholders after taxes may decrease. If the Government of India modifies dividend distribution tax rates or introduces new forms of taxes on distribution of profits or changes the basis of application of these taxes, the same could materially affect the returns to our shareholders.

Government of India rolled out Goods and Service Tax (GST) effective from 1st July 2017. GST has subsumed several central, state and local tax laws such as excise duty, service tax, value added tax, central sales tax, entry tax, etc. The GST law prescribes compliance and procedures which are more comprehensive than prior tax laws. The GST Council has proposed a new process which allows credit to the company based on the invoices uploaded by the vendors in their tax returns. Hence, tax credits will be available to the company based on proper compliance by all the vendors and filing of returns on time. Any failure to comply with the requirement of law by the vendor may impact availment of input tax credit by the company. We are also exposed to risks of non-compliance with the requirement of law which may affect our reputation and also result in litigations and penalties which may adversely affect our business and results of operations.

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

TRAI has issued the following guidelines to the ISPs for improving the quality of service:

•	All Internet service providers shall provide adequate information to subscribers regarding Internet/broadband services being offered and marketed by them.

•	All Internet service providers shall provide information regarding contention ratios or the number of users competing for the same bandwidth, adopted by them to provide Internet/broadband service in their tariff plans submitted to TRAI, manual of practice, call centers and on their websites.

•	All Internet service providers shall publish quarterly contention ratio for different Internet/broadband services on their website to facilitate subscribers to take informed decision.

•	All Internet service providers must use the contention ratios better than specified ratios for different services to ensure sufficient bandwidth for providing good quality of service to their subscribers.

Fixing up a contention ratio may put standalone ISPs at a disadvantage as cost of delivery of Internet bandwidth may increase. Telecom companies offering similar internet services are tempted to offer significantly lower prices and incentives as they own the last mile. Also, by bundling telephony along with Internet, they can enhance their otherwise idle last mile. Under such circumstances, it will be very difficult for ISPs providing retail service to compete with big Telco’s which can offer broadband services by cross subsidizing with voice/other services.

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

Pursuant to the listing requirements of the NASDAQ, if a company’s share price is below $1.00 per share for 30 consecutive trading days, NASDAQ will notify the company that it is no longer in compliance with the NASDAQ continued listing qualifications.  If a company is not in compliance with the minimum bid price rule, the company will have 180 calendar days to regain compliance. If the company does not regain the compliance within the initial 180 days, the company may be eligible for an additional 180-day period as set forth in NASDAQ listing rule 5810(c)(3)(A). The company may regain compliance if the bid price of its shares closes at $1.00 per share or more for a minimum of ten consecutive business days at any time during the cure period.

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

Though the Company regained compliance with the NASDAQ continued listing requirements, we may not be able to meet the continued listing requirements of NASDAQ in the future. If we are unable to satisfy the NASDAQ criteria for maintaining our listing, our securities could be subject to delisting. As a consequence of any such delisting, our ADS holders would likely find it more difficult to dispose of or to obtain accurate quotations as to the prices of our securities, and there would likely be less liquidity in our stock. In the event of a delisting, we could face significant material adverse consequences including a limited availability of market quotations for our securities and a decreased ability to issue additional securities or obtain additional financing in the future.

The interests of our significant shareholder, Mr. Raju Vegesna, our CEO, Chairman and Managing Director may differ from your interests.

Effective as of October 30, 2010, upon the consummation of the private placement to an entity controlled by Mr. Raju Vegesna, our , CEO, Managing Director and Chairman of the Board of Directors of the company, Mr. Raju Vegesna beneficially owns approximately 85.99% of our outstanding equity shares. As a result, Mr. Raju Vegesna will be able to exercise control over many matters requiring approval by our Board of Directors and / or shareholders, including the election of directors and approval of significant corporate transactions, such as a sale of our company. Under Indian law, a simple majority is sufficient to control all shareholder action except for those items, which require approval by a special resolution. If a special resolution is required, the number of votes cast in favor of the resolution must not be less than three times the number of votes cast against it. Examples of actions that require a special resolution include:

•	altering our Articles of Association;

•	issuing additional shares of capital stock, except for pro rata issuances to existing shareholders;

•	commencing any new line of business; and

•	commencing a liquidation.

Circumstances may arise in which the interests of Mr. Raju Vegesna could conflict with the interests of our other shareholders or holders of our ADSs. Mr. Vegesna, or the entities that he controls, could delay or prevent a change of control of our Company even if a transaction of that sort would be beneficial to our other shareholders, including the holders of our ADSs. This concentrated control will limit your ability to influence corporate matters and as a result, we may take actions that our ADS holders do not view as beneficial. As a result, the market price of our ADS could be adversely affected.

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

Terrorist attacks, such as the attacks of February 14, 2019 in Jammu Srinagar highway (Pulwama attack), the attacks of July 25, 2008 in Bangalore, the attacks of November 26 to 29, 2008 in Mumbai, the attack at New Delhi High Court on September 7, 2011 and other acts of violence have the potential to affect us or our clients. In addition, such attacks may destabilize the economic and political situation in India. Furthermore, such attacks could cause a disruption in the delivery of our services to our clients, and could have a negative impact on our business, personnel, assets and results of operations, and could cause our clients or potential clients to choose other vendors for the services we provide. Terrorist threats, attacks or war could make travel more difficult, may disrupt our ability to provide services to our clients and could delay, postpone or cancel our clients' decisions to use our services.

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

The statutory corporate income tax rate in India was 30% during fiscal year 2019 and was subject to a 12% surcharge where the taxable total income exceeds ₹ 10 crore (7% where the taxable total income is less than ₹ 10 crores but greater than ₹ 1 crore), 4% health and education cess resulting in an effective tax rate of 34.94%.

We cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be implemented by the Government of India. We may be subject to tax claims by the Government of India against us in the future. Defending these claims would be expensive, time consuming and may divert our management's attention and resources from our operations.

Goods and Services Tax has replaced the majority of the existing indirect tax regulations in India. The point of taxation has been changed and also rates for our services were increased from 15% to 18%. Consequently, the incremental costs will impact the profitability and cash flow of the company. There may be future increases in tax rate that will impact our profitability and cash flows adversely.

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

On November 6, 1998, the Indian Government opened the Internet service provider (ISP) market to private participation. Capitalizing on our existing private data network, we launched our Internet service provider business, Sify Online (formerly known as Satyam Online), on November 22, 1998 and became the first private national Internet service provider in India. We began offering Sify Online Internet access and related services to India’s consumer market as a complement to the network services offered to our business customers. Our Sify Online service was the first in India to offer ready-to-use CD-ROMs enabling online registration and immediate usage.

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

From the time we launched our corporate services in 1997, we have continually upgraded our technology to provide data services to corporate clients. We were the first Internet service provider in India to make our entire network IP-based and subsequently Multi-Protocol Label Switching (MPLS)-enabled, which permitted us to continue to grow our corporate customer base. As of March 31, 2019, we provide services to over 10,000 corporate clients in industries ranging from information technology, manufacturing, banking and financial services industry, pharmaceuticals, retail distribution and the Government.

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

On November 10, 2005, Infinity Capital Ventures, LP (“Infinity Capital”) acquired 11,182,600 ADS of our Company from Satyam Computer Services Limited (“Satyam”) for US $5.60 per share in cash through a Sponsored ADR Program arranged by the Company. The total purchase price for the Satyam shares was approximately US $62.6 million.

In a separate transaction, also on November 10, 2005, Infinity Capital entered into a Subscription Agreement with us pursuant to which, upon the terms and subject to the conditions set forth therein, Infinity Capital agreed to purchase from us approximately 6.7 million newly-issued equity shares or ADSs at a purchase price of US $5.60 per share in cash. The total purchase price for the newly issued shares was approximately US $37.5 million. This transaction was approved by our shareholders at our Extraordinary General Meeting held on December 23, 2005. In January 2006, we completed the transaction. Also, on November 10, 2005, Sify, Infinity Capital and Mr. Raju Vegesna entered into a Standstill Agreement pursuant to which, upon the terms and subject to the conditions set forth therein, Infinity Capital agreed not to purchase more than 45% of our fully diluted equity. The Board of Directors waived the above clause in the standstill agreement passed through a Board resolution dated January 22, 2008.

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

On October 30, 2010, we consummated the issuance and sale of 125,000,000 of our equity shares in a private placement to Raju Vegesna Infotech and Industries Private Limited, our promoter group, and an entity affiliated with our CEO, Managing Director and Chairman, Mr. Raju Vegesna. See note 37 in the notes to the financial statements in this Annual Report.

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

In October 2008, the Company again evaluated the feasibility of a merger between Sify and Sify Comm and the Board of Directors of the Company at their meeting held on November 24, 2008 approved the merger of Sify Comm with retrospective effect from April 1, 2008, subject to approval by the Shareholders, the Honorable High Court and other statutory authorities. The Board considered the deterioration of the Indian and global economy, and its effect on the Company’s performance during the first half of fiscal 2009 as well as the impact of a prolonged economic downturn on the Company during the third and fourth 2009 fiscal quarters. The Board evaluated these issues and determined that a combined entity would provide cost savings and increased cash flow, and strengthen the Company’s ability to borrow additional funds, if necessary. Accordingly, the Board of Sify determined that the merger should again proceed and sought shareholder approval and submitted the merger to the High Court of Madras for approval. The Honorable High Court approved the merger on 26th June 2009. In connection with such merger the Company has issued 10.53 million equity shares to Infinity Satcom Universal Private Limited, a 26% stake holder in the erstwhile Sify Communications Limited prior to merger.

On July 15, 2009, Infinity Satcom Universal Private Limited has acquired 4,000,000 shares of the Company from Infinity Capital LP, USA in a private transaction.

Principal Capital Expenditures

In fiscal years 2019, 2018 and 2017, we spent ₹ 2,382 million (US$ 34.44 million), ₹ 1,475 million (US$ 22.67 million) and ₹ 1,940 million (US$ 29.92 million) respectively, on capital expenditures of which ₹ 1.63 million (US$ 0.024 million), ₹ 0.31 million (US$ 0.004 million) and ₹ 1 million (US$ 0.02 million) were incurred in North America in fiscal years 2019, 2018 and 2017 respectively. . The remaining amounts were incurred in India. As of March 31, 2019, we had contractual commitments of approximately ₹ 3,158 million (US $45.65 million) for capital expenditures towards the acquisition of property, plant and equipment. These commitments included approximately ₹ 2,717 million (US $ 39.27 million) in domestic purchases and ₹ 441 million (US $ 6.38 million) in imports and overseas commitments for products and spares. The total capital expenditure with respect to capital work in progress as on March 31, 2019 amounted to ₹ 1,797 million (US$ 25.97 million). All our capital expenditures were financed out of cash generated from operations, equity infusion, finance leases and borrowings from banks.

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

Business Overview

We are among the largest integrated ICT Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 1600 cities and towns in India. This telecom network also connects 47 Data Centers across India including Sify’s 6 concurrently maintainable Data Centers across the cities of Chennai, Mumbai, Delhi and Bengaluru and customer Data Centers.

In late 2012, we reorganised our business to enable scale, flexibility and the ability to cross pollinate our business across multiple verticals. The focus of the business shifted to Solutions and Services from a hitherto infrastructure focus. This, we call Sify 3.0.

Post the re- organization along service lines, a significant part of our revenue is derived from services to enterprise customers, comprising Telecom services, Data Center services, Cloud and Managed services, Technology Integration services and Applications Integration services.

a)	Telecom-centric services

(i)	Telecom Services

The Core service in the portfolio is the Telecom Services which is also among the most matured, tracing its legacy back to earlier years as India’s first Private Internet Service Provider. The slower pace of use of private computers led a midway diverge to build networks that could be used by large Enterprises for their business needs. The early start has helped us to leverage the market potential; we are today India’s leading network provider offering the highest number of customer locations connected on wireless access. We also deliver services on wired media in select cities.

Forecasting the explosive growth that the telecom market will see, we were the first in the country to offer an IPv6 ready network; a fact underscored by the Telecom policy of 2012. This network reaches more than 1600 towns and cities and gives a prospect of more than 3000 points of presence.

The focus of the Telecom Services is on the following lines:-

▪	India Data Business – Addressing the Data Communication needs of Large and Emerging Enterprises in India across each of their distributed points of business. We do this by leveraging our network span across 1600 towns and cities.

▪	Global Network Business – Addressing the connectivity needs of Enterprises and Carriers to connect in and out of India. Our partnerships with multiple international carriers provide for a seamless integration into and out of the India network. Our cable landing station is our strategic investment to address this business need and currently facilitates three international cables servicing the Middle East and a majority of Europe. Investments into strategic global assets will continue to address the opportunity in-and-out India

▪	Wholesale Voice – Addressing the ‘India termination’ and several other countries for Hubbing.

▪	Retail Voice – The company offers services in the retail voice market in partnership with International players.

b)	Data Center-centric IT services

(i)	Data Center services

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

This business provides On-Demand, anywhere, Flexible, Multi-tenant and Dedicated storage solutions, Public, Private and Hybrid cloud platforms and IaaS, Paas and DR as services. We are also the only company offering Cloud Delivery solutions on a home-grown tool with an objective of reducing the TCO offering value to customers, on a completely automated platform called Cloudinfinit.

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

Today, both network and device convergence has become a necessity in order to reduce the complexity of multiple technology or networks and also because of the increased use of server virtualization technology. Network convergence along with virtualization of the server, network and storage infrastructure are driving the next generation Data Center towards cloud-based service model.

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

The first few years of growth of the IT and Telecom industries were driven primarily in garnering maximum market share and an enviable roster of blue-chip clients. With changing dynamics and demands of the market, the two industries have to find a middle ground to retain and expand the market. It was the time of convergence and the perfect fertile ground for our services.

Until 2012, our primary strategy was to invest in infrastructure and being ready before the market cycle demanded our services. Once we attained critical mass, we shifted focus to packaging our products and practices as tangible offerings to the market.

In Sify 3.0, we have restructured our business segments of 5 distinct lines of business in two broad categories,

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

We do this by leveraging our state-of-the art last mile wireless connectivity and the dense spread of network. Enterprise customers who seek to utilise the network have the choice of being connected to the DC of their choice or any one of our concurrently maintainable Data Centers. Today, this multi-mode, multi-mesh network connects 47 of India’s DCs

Our network, reaches 1600 cities and towns with more than 3000 Points of Presence and 100,000+ links, thus making us the largest MPLS network in India.

Data Center centric IT services

a)	Data Center services.

Right from our first Data Center at Vashi, Mumbai in 2000, we have invested in the top of the line technologies across all our networks with every new Data Center taking the game forward. The Sify SDA (Sify Data Center Architecture) 4.0 is an IP that has found acceptance in the several Data Centers that we have built for our customers.

These DCs also offer a multitude of Value-Added services over the traditional notion of basic collocation and Opex driven storage solutions. With approximately 0.2 million square feet coverage today including the new Data Centers, we are among the largest to offer Data Center space in the market.

b)	Cloud and Managed services

The last few years saw the emergence of Cloud or virtual storage as a tangible product offering. Several Emerging Enterprises saw the benefits of buying-space-as-you-go as against investing in Capex loaded infrastructure. The advent of this business was the quality of high-class networks and promise to remotely store your data immaterial of where it was connected from and plugging into it when the enterprises chose to. This eliminated the need for cumbersome server monitoring and the associated cost of ownership.

In order to offer the best-of-breed services, we chose to work with the leaders in the business-like HP and VMware. Our hosting services are also SAP Gold certified giving the much-needed SLAs to our customers about the level of our offerings.

c)	Technology Integration services

Sify offers turnkey solutions to clients who are new to both technology and technology refreshes. We do this by leveraging our home-grown expertise in design, implementation and maintenance to deliver end-to-end managed IT services across datacenters, network and security.

As described, this business takes the knowledge developed from building Network architecture, Collaborative tools, Data Center build, Virtualization, LAN and WAN Architecture and End Point Security and offers them as a complete solution package to customers.

d)	Applications Integration services

As with every industry major who chose to offer IT and managed services, Applications were also demanded by several of our clients. While we chose not to be a core Software player, we do enable the integration of multiple technologies and platforms and the cross breeding of existing ones.

This way, the clients can slowly transition the maturity cycle with their existing application before switching over to newer ones. That said on our services, some of our home-grown applications, like Forum and iTest have found favor with a large number of our clientele.

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

•              Cover more of the country with our network, increase the bandwidth support and drive more customer usage. Our network is based on Internet Protocol, or IP, and we are the first Indian service provider to have made our network Multi-Protocol Label Switching (MPLS) compliant. We are also the first IPv6 ready network having laid it down as early as 2000. In the fiscal year 2013-14, we implemented the proprietary Cloud Cover to connect Data Centers across India with a multi-mode, multi-mesh network. This builds redundancy at multiple levels across the network. This network connects 47 of India’s Data Centers including 6 of our own. To ensure undisrupted high-quality service and to achieve cost efficiencies, we have invested in an undersea cable consortium. The capacity went live during the Q1 of 2012-13. We have further increased the capacity during the fiscal 2016, 2017 and 2018. We have also leased intercity links from multiple suppliers including BSNL, Bharti Airtel, TATA, Railtel and Power Grid Corporation, such that each one of our nodes is accessible from at least two other nodes, if not by two long distance operators. We believe that as the size and capacity of our network infrastructure grows, its structure and national coverage will create economies of scale. Being vendor neutral, we are able to procure bandwidth in a cost-effective manner.

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

•              Create pull with newer more efficient technology and hence draw more customers into the Sify fold. In order to transition to being an Enterprise player, we began by expanding our bouquet of services in line with market demand. A nascent retail broadband gave rise to data storage and hence our first Data Center was born at Vashi Mumbai in 2000. As a brand, we have consciously aligned with the best-of-breed technology and benchmarks. Our managed services bouquet has been a mix of home-grown applications and offerings through tie ups with industry leaders like HP, VMware, Akamai, SAP etc.

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

•              Expand our customer distribution channels through strategic alliances to take advantage of the sales and marketing capabilities of our strategic partners. Each of our business delivers a certain level of legitimacy when aligned with the industry leaders. Most MNCs see this as a comfort factor and a reassurance of global standards that they have enjoyed. So, whether it is Telecom business aligning with international carriers, our DC business being the best of the global standards, our Managed services having tied up with leaders like HP, VMware, SAP, Hitachi etc. or Applications Integration services or our content delivery assurance with Akamai under our Technology Integration services ambit, the assurance is the same; global standards, local deliverance. On the delivery front, this doubles our marketing strength while allowing for a cross selling of products and services to both the partner’s audiences.

•              Pursue selective strategic investments, alliances and acquisitions to expand our customer base, increase utilization of our network and add new technologies to our service mix. India's financial nerve center, Mumbai has long been a focus of our expansion plans given the concentration of Enterprise players. That, along with a stable administration and power supply, well developed suburbs, and a native market was responsible for us launching our 6th concurrently maintainable DC at Rabale, near Navi Mumbai. All along, we have invested ahead of the demand curve across all our services. That said, the focus has also been to add value by partnering with the best of breed technology companies. Towards that, our hosting services are now SAP certified giving us the much-needed fillip to pitch it to discerning Enterprise customers. Content delivery for Enterprise customers was underlined with our partnership with the world leaders, Akamai. We will continue to pursue opportunities to grow both organically and inorganically, in our endeavor to spread into newer geographies.

•              Expand into international markets for providing managed network services. We are now at a crucial phase in our growth. Over the years, we have built a substantial knowledge house of services and they are ready to be delivered to clients beyond India’s borders. We are actively pursuing an agenda of tying up with international IT majors and taking these strengths to customer worldwide, starting with North America, we are also focusing on Europe with our branch in the UK. Our in-house IP services like eLearning are already being offered to multiple geographies in the US and Europe.

Service Offerings

Telecom Service: These primarily consist of network service which addresses the domestic connectivity needs of Indian enterprises and international inward and outward connectivity needs of International Enterprises. We do this by leveraging our national Tier 1 IPv6 network infrastructure. The services include a comprehensive range of Internet protocol based Virtual Private Network, offerings, including intranets, extranets and remote access applications to both small and large corporate customers. There is a strong focus on industry verticals such as IT/ITES (IT enabled services), banking and financial services industry (BFSI), Government, manufacturing, pharmaceutical and FMCG. We were one of the first service providers in India to provide MPLS-enabled IPVPN’s on our entire network. We have entered into a strategic partnership with leading Telco’s for providing last mile connectivity to customers. Our entire network is MPLS enabled with built in redundancy with world class design and service standards. We have built a stack of managed services for our network customers, like NOC services, Managed WLAN, Managed DDoS and security solutions. We have built a carrier neutral internet exchange in India in partnership with Amsterdam Internet Exchange.

Our cable landing station and our investment in a submarine cable consortium are our other assets that we extend to our International partners for their international inward and outward connectivity needs. Our cable landing station currently lands 2 major submarine cables; namely Gulf Bridge International (GBI) and the Middle Eastern and North African cable (MENA).

Our connectivity clients can pick from a range of services; namely the following.

•	SecureConnect (TM) is our comprehensive offering of secure, reliable and scalable IPVPN solutions that meet both mission- critical data networking and converged voice, video and data connectivity needs. It offers a variety of intranet and extranet configurations for connecting offices, remote sites, traveling employees and business partners, whether in India or abroad. Our platform of services includes:

•	SiteConnect (TM) which offers site-to-site managed MPLS-enabled IPVPN solutions for securely connecting regional and large branch offices within India to the corporate Intranet.

•	GlobalSite Connect(TM), an international site-to-site managed MPLS-enabled IPVPN solution, is used for securely connecting international branch offices to the corporate offices. It provides connectivity anywhere in the world through Sify’s alliances and partnerships with global overseas service providers such as Level 3, KDDI, and PCCW Global to name a few.

•	ExpressConnect(TM), which offers a premium range of high-performance Internet bandwidth solutions for connecting regional offices, branch offices and remote locations to the corporate network. These solutions complement our SiteConnect range of MPLS enabled IPVPN solutions, provide high-speed bandwidth in those situations where basic connectivity and cost are the top concerns.

•	RoamConnect(TM), is our national and international remote access VPN, which is used for securely connecting employees, while they are traveling, to the corporate intranet. Roam Connect features “single number access” to SifyNet from anywhere in the country and provides access from anywhere in the world through Sify’s alliances with overseas service providers.

•	PartnerConnect(TM) is our remote access VPN offering, for providing secure and restricted dial-up access to business partners such as dealers, distributors and suppliers to the corporate extranet.

•	CleanConnect(TM) which provides managed and secured internet connectivity to customers.

•	Managed DDoS which offers protection from DDoS attack to corporate customers.

•	Edge Connect (Managed WLAN) provides Managed Wi-Fi solutions offering connect devices to the network of the customer and the internet at customer locations.

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

Our Remote and Onsite Infrastructure Managed services provide continuous proactive management and support of customer operating systems, applications and database layers through deploying specialized monitoring tools and infrastructure experts to ensure that our customers’ infrastructure is performing optimally.

Our innovative SLA driven utility-based On-Demand storage service manages the complete lifecycle of enterprise information, from its inception to its final disposal. The fully managed, utility based, On-Demand, scalable storage platform is powered by global major in Data Systems. Sify's On-Demand storage service reduces the complexities of deploying and managing multiple storage tiers and lowers operational costs by automating management with flexible need-based pricing.

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

Our suite of conferencing tools consists of Audio and Video solutions; most differentiating among being that the video solution in partnership with a world leader, does not require a room conferencing solution thereby arming the modern enterprise with real time data straight from the markets.

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

Corporate Customers

Our base of corporate customers spread across information technology enabled services (ITES), banking financial services and insurance (BFSI), publishing, retail, pharmaceuticals and manufacturing. The reorganization of our business has helped us expand our customer base to over 10,000 customers to date. This is not inclusive of customers who have brought piece-meal services from us. A good number of these customers have matured from our initial set of offerings like Network and Data Center services. With the launch of our cable landing station, we are able to cater to international carriers as well as domestic voice and data players. Our alliance with world leaders across our other services is giving us the opportunity to extend our services to customers of our alliance partners.

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

Customer Service and Technical Support

We have implemented a single window help desk for all our customers across different service lines. This helps in customers reaching the right technical support at an accelerated pace and get issues resolved. We support both telephonic and email interactions from our clients and support for Enterprises services is 24x7.

Sales and Marketing

From a business standpoint, we have 5 different lines of business. But on the sales front, the entire team is trained to upsell and cross sell across the entire bouquet of services. We believe this is essential and imperative given the space for bundling of our services. The 425-person Sales team caters to the demand of Enterprises and the growing SMB market.

Technology and Network Infrastructure

Geographic coverage: Our network today reaches more than 1600 towns and cities and between them have more than 100,000+ links. This network is completely owned giving us complete control on the technology, traffic and speed over them. These points of presence, or primary nodes, reside at the core of a larger Internet protocol network with a Star and meshed topology architecture thereby building in redundancy at every point and translating into minimum downtime for customers.

Today we offer the following services to our Enterprise and consumer customers using our network.

•	Internet access services,

•	IP/ MPLS Virtual private networks

•	Internet based Voice services

•	Layer 1 / Layer 2 networks

•	Data center / cloud interconnections

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

Network Architecture: We ensure network reliability through several methods and have invested in proven technologies. We use routers to route traffic between nodes interconnected using a high-speed interface. Most of our applications and network verification servers are manufactured by IBM, Sun and Hewlett-Packard.

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

Network Operations Center: We maintain a network operation center located in Chennai (Madras) and a backup facility in Mumbai (Bombay). The Chennai facility houses our central network servers as well as our network staff who monitors network traffic, service quality and equipment at all our points of presence to ensure a reliable network. These operation centers are staffed 24-hours-a-day, seven-days-a-week. We have backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability.

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

Individually, we will see competition intensify from established players like TATA Communications and Bharti for Telecom services, Ctrl S and Net Magic for Data Centers, proprietary leaders like IBM and localized players like Ramco for Cloud services, traditional software majors like Infosys, HP, Wipro and TCS for Applications Integration services and large entities like TCS for our Technology Integration services. We are seeing newer companies like Reliance Jio entering the enterprise market.

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

On May 31, 2012, the Union Cabinet approved the National Telecom Policy-2012 (NTP-2012) and the Cabinet also approved introduction of Unified License (UL), a new regime wherein all telecom-based government approvals are handled under one umbrella and authorized the Department of Telecommunications (DoT) to finalize the new Unified Licensing regime. DoT issued Guidelines for Grant of Unified License - vide No. 20-281/2010-AS-I (Vol.VI) dated August 19, 2013 and also notified Unified License agreement on August 2, 2013 with the Corrigendum dated August 29, 2013

As per the new Guidelines, any company applying for renewal of any license under New Unified License regime, such company has to apply for all the required licenses for such company from DoT under new Unified License regime. The Company signed Unified License agreement with Government of India on June 2, 2014 valid for 20 years.

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

Our Chennai facility houses our central network servers as well as our network staff who monitors network traffic, service quality and equipment at all our points of presence, or POPs, to ensure a reliable Internet service. We have POPs in over 1,600 towns/cities across India. Most of our POPs are staffed 24-hours-a-day, seven-days-a-week. Our POPs average approximately 750 square feet at each location. We have backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability. Our property, plants and equipment are pledged towards obtaining loans / working capital facilities from banks.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The financial statements of the Company included in this Annual Report on Form 20-F have been prepared in accordance with the English version of International Financial Reporting Standards as issued by International Accounting Standards Board. The information set forth in Operating and Financial Review and Prospects is also for the Company's three most recent fiscal years. The discussion, analysis and information presented in this section should be read in conjunction with our financial statements included herein and the notes thereto. See Note Regarding Forward-Looking Statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including, but not limited to, those described below and elsewhere in this annual report, particularly in the risk factors described in “Part I — Item 3 Key Information - Risk Factors.”

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(₹ in million, except share data and where otherwise stated)

Overview

Sify is among the largest integrated ICT Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common data network infrastructure reaching more than 1600 cities and towns in India. This telecom network today connects 47 client Data Centers across India, including Sify’s own 6 concurrently maintainable Data Centers across the cities of Chennai, Mumbai, Delhi and Bengaluru.

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

Telecom Services: These primarily consist of network service which addresses the domestic connectivity needs of Indian enterprises and international inward and outward connectivity needs of International Enterprises. We do this by leveraging our national Tier 1 IPv6 network infrastructure. The services include a comprehensive range of Internet protocol based Virtual Private Network, offerings, including intranets, extranets and remote access applications to both small and large corporate customers. There is a strong focus on industry verticals such as IT/ITES (IT enabled services), banking and financial services industry (BFSI), Government, manufacturing, pharmaceutical and FMCG. We were one of the first service providers in India to provide MPLS-enabled IPVPN’s on our entire network. We have entered into a strategic partnership with leading Telco’s for providing last mile connectivity to customers. Our entire network is MPLS enabled with built in redundancy with world class design and service standards. We have built a stack of managed services for our network customers, like Managed WLAN, Managed DDoS and security solutions. We have built a carrier neutral internet exchange in India in partnership with Amsterdam Internet Exchange.

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

Our Remote and Onsite Infrastructure Managed services provide continuous proactive management and support of customer operating systems, applications and database layers through deploying specialized monitoring tools and infrastructure experts to ensure that our customers’ infrastructure is performing optimally.

Our innovative SLA driven utility-based On-Demand storage service manages the complete lifecycle of enterprise information, from its inception to its final disposal. The fully managed, utility based, On-Demand, scalable storage platform is powered by global major in Data Systems. Sify's On-Demand storage service reduces the complexities of deploying and managing multiple storage tiers and lowers operational costs by automating management with flexible need-based pricing.

Technology Integration services: Our mix of solutions give us the scope to band and extend any or all of these services in multiple formats and scales for client who wish to rest their entire infrastructure with us. Clients get the benefit of our accumulated knowledge base and technical expertise across all points of the ICT spectrum. In terms of cost, these translate into better cost efficiencies. In terms of monitoring, the client needs to interact with a singular service provider saving them both implementation and documentation efforts.

Applications Integration service: Our range of web-applications includes sales force automation, supply chain management, workflow engine and talent management systems.

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

Data Center services

Revenue from Data Center services includes revenue from co-location of space and racks on usage of power from large contracts. The contracts are mainly fixed rate for a period of time based on the space or the racks used, and usage revenue is based on consumption of power on large contracts.

Cloud and Managed Services

Revenue from Cloud and Managed services are primarily from “Cloud and on demand storage”, “Domestic managed services and “International managed services”. Contracts from Cloud and on demand storage, are primarily fixed and for a period of time. Revenues from Domestic and International managed services comprise of value-added services, operations and maintenance of projects and from remote infrastructure management. Contracts from this segment are fixed and could also be based on T&M.

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

Stock compensation expense

A total of 25 million equity shares are reserved for issuance under our Associate Stock Option Plans (ASOPs). Our ASOP 2014 was adopted at the Eighteenth Annual General Meeting held on July 28, 2014. As of March 31, 2019, we had an aggregate outstanding of 4.59 million options under our ASOP with a weighted average exercise price equal to approximately ₹ 78.84 ($1.14) per equity share. Unamortized stock compensation expense as of March 31, 2019 on these options is ₹ 10.40 million ($ 0.15 million).

Results of Operations

The following table sets forth certain financial information as a percentage of revenues:

	Fiscal
	2019	2018	2017
	%	%	%
Revenues	100	100	100
Cost of goods sold and services rendered	(63.13)	(64.95)	(64.40)
Other income/(expense)	1.01	0.92	0.79
Selling, general and administrative expenses	(22.62)	(21.25)	(21.65)
Depreciation and amortization expenses	(7.12)	(8.48)	(9.54)
Profit from operating activities	8.14	6.24	5.20
Finance income	0.21	0.63	0.66
Finance expenses	(3.38)	(2.41)	(2.38)
Net finance income/(Expenses)	(3.17)	(1.78)	(1.72)
Profit before tax	4.97	4.46	3.48
Income tax (expense)/ benefit	(0.01)	0.00	-
Net profit for the year	4.96	4.46	3.48

Results of year ended March 31, 2019 compared to year ended March 31, 2018

The growth in our revenues in fiscal 2019 from fiscal 2018 is given below:

	2018 – 19	2017 – 18	Increase/ (decrease)	% Change

Revenues	21,547	20,686	861	4%

Year 2018-19 had a 4% growth with an increase in revenues of ₹ 861 million ($12.45 million) contributed largely by Telecom Services with a revenue growth of ₹ 1,620 million ($23.43 million), Data Center Services with ₹710 million ($10.26 million), Cloud and Managed Services with ₹517 million ($7.46 million) and Technology Integration services with ₹42 million ($0.61 million). The increase is offset by decrease in revenue from Application Integration Services by ₹2,028 million ($29.31 million).

The revenue by operating segments is as follows:

	Revenue		Percentage of revenue		Growth %
	2018-19	2017-18	2018-19	2017-18
Telecom Services	11,601	9,981	54%	48%	16%
Data Center Services	3,145	2,435	15%	12%	29%
Cloud and Managed Services	1,474	957	7%	5%	54%
Technology Integration Services	3,487	3,445	16%	17%	1%
Applications Integration Services	1,840	3,868	8%	18%	-52%
Total	21,547	20,686	100%	100%	4%

Revenue from Telecom Service increased by ₹1,620 million ($23.43 million) primarily due to (i) an increase in revenue of ₹1,341 million ($19.40 million) from Connectivity Services, contributed by net increase in number of links by 7,619 with existing and new customer engagements, and (ii) an increase in revenue of ₹279 million ($4.03 million) in Voice Services, which is on account of an increase by ₹856 million ($12.37 million) from Hubbing services, and partially offset by decrease of ₹547 million ($7.91 million) from ILD business, decrease of ₹3 million ($0.04 million) from VoIP services, and decrease of ₹27 million ($0.40 million) from Voice Retail services

Revenue from Data Center Services increased by ₹710 million ($10.26 million) due to an increase of new contracts and capacities sold.

Revenue from Cloud and Managed Services has increased by ₹517 million ($7.46 million), primarily on account of an increase in revenue of ₹346 million ($5.01 million) from cloud based offerings on account of new customer engagements, increase in revenue of ₹69 million ($1.00 million) from Domestic Managed Services and increase in revenue of ₹102 million ($1.45 million) from Infrastructure Managed Services.

Revenue from Technology Integration Services has increased by ₹42 million ($0.61 million), on account of an increase in revenue from security services by ₹ 249 Million ($3.60 Million), which is offset by a decrease in revenue from Integration Services by ₹ 207 Million ($2.99 Million) due to completion of a major customer specific WAN Project last year.

Revenue from Applications Integration Services has decreased by ₹ 2,028 Million ($29.32 Million), represented by (i) an increase in revenue from web services by ₹ 17 Million ($ 0.25 Million), (ii) an increase in revenue from Forum business by ₹ 2 Million ($ 0.03 Million), (iii) an increase in revenue from e Learning services by ₹ 32 Million ($ 0.46 Million) and (iv) an increase in revenue from Digital Certification services by ₹95 Million ($1.37 Million). These increases in revenue is offset by (i) a decrease in revenue from application services by ₹2,062 Million ($29.81 Million) due to execution of a large online examination project last year, (ii) a decrease in revenue from sale of licenses by ₹109 Million ($1.58 Million) and (iii) a decrease in revenue from Online Content business by ₹3 Million ($0.04 Million) .

Other income

The change in other income is as follows:

	2018 -19	2017 -18	Increase/ (decrease)	% Change
Other income	217	190	27	14%

The increase in other income by ₹ 27 million ($0.39 million) was on account of an increase in Miscellaneous income by ₹ 33 million ($0.49 million) comprised of rebates from vendor and increase in profit on sale of property plant & equipment by ₹ 5 million ($0.07 million). The above increase was slightly compensated by decrease in forex gain to the extent of ₹ 7 million ($0.10 million) and absence of provision for expenses no longer required, written back ₹ 4 million ($0.06 million) as in previous year.

Cost of goods sold and services rendered (COGS)

Our cost of goods sold and services rendered in each of the business segment is set forth in the following table:

	2018-19	2017-18	Increase/ (decrease)	% change
Telecom Services	7,269	6,303	966	15%
Data Center Services	1,399	1,223	176	14%
Cloud and Managed Services	677	522	155	30%
Technology Integration Services	2,937	2,563	374	15%
Applications Integration Services	1,320	2,824	(1,504)	-53%
Total	13,602	13,435	167	1%

The cost of goods sold has increased by 1% on an overall basis and the movement in COGS by nature of expense is explained in detail below:

	2018-19	2017-18	Increase/ (decrease)	% change
Network Costs	5,790	4,950	840	17%
License fees (revenue share)	659	562	97	17%
Cost of goods sold	3,348	3,132	216	7%
- Sale of products	1,229	1,331	(102)	-8%
- Integration services	2,119	1,801	318	18%
Direct Resources costs	1,370	1,126	244	22%
Power costs	1,359	1,153	206	18%
Other direct costs	1,076	2,512	(1,436)	-57%
Total	13,602	13,435	167	1%

Network costs comprises cost of Bandwidth leased out from TELCOS, Inter connect charges and IP termination costs payable to carriers. Increase in Network costs of ₹840 million ($12.16 million) is due to (i) ₹638 million ($9.23 million) increase in Bandwidth costs incurred on account of capacity upgrades and newer links and (ii) increase of ₹202 million ($2.93 million) of Inter connect charges.

License fees (Revenue share) cost comprises revenue share payable to DOT on licensed services. The increase in revenue share of ₹97 million ($1.41 million) is on account of an increase in licensed Revenues.

Cost of Goods sold consists of cost of Hardware and Software and integration services. Cost of Goods sold increased by ₹216 million ($3.12 million). The same being on account of (i) increase in projects in Technology Integration business by ₹309 million ($4.46 million), which is offset by a decrease in cost related to Sale of Products by ₹102 million ($1.47 million), (ii) increase in Cost of Hardware and Software in Data Center Services by ₹3 million ($0.04 million) and (iii) increase in token Costs by ₹6 million ($0.09 million).

Direct Resource costs include the cost of resources deployed on the Network Infrastructure Delivery (Part of Telecom service), and resources involved in delivery of applications integration services, cost of billable resources of e Learning (Part of Applications Integration services) and Infrastructure Managed services (Part of Cloud and Managed Services). Increase in resources costs of 244 million ($3.52 million) is primarily on account of increases of (i) ₹88 million ($1.28 million) in delivery telecom services, (ii) ₹168 million ($2.42 million) by Technology Integration Services, (iii) ₹10 million ($0.14 million) by DC Services resulting from an increase in number of employees and the above increase is offset by a decrease in (iv) Managed Services Delivery (Part of Cloud and Managed services) by ₹13 million ($0.20 million) and, (v) Applications Integration Services by ₹9 million ($0.12 million), on account of decrease in number of employees.

Power cost include electricity charges incurred for our Data Center operations. Power cost increased by ₹206 million ($2.97 million) due to increase in occupancy of Rabale DC and also increase in consumption in existing Data Centers and increased power tariff.

Other direct cost include Link implementation and maintenance charges pertaining to Telecom services, direct cost of Applications Integration services business containing Online Exams, digital certificate platform, content costs and subject matter experts for international businesses. The decrease in other direct costs of ₹1,436 million ($20.76 million) is primarily on account of decrease of (i) ₹1506 million ($21.78 million) in applications integrations services on account of operating cost of online assessment due to execution of a large online examination project last year, (ii) decrease of ₹42 million ($0.61 million) on account of Data Center Services, (iii) decrease of ₹61 million ($0.88 million) in link maintenance charges and the above decrease is offset by increases of (iv) ₹168 million ($2.43 million) on account of operating costs of cloud and managed services and (v) ₹5 million ($0.08 million) on account Content cost.

Selling, General and Administrative expenses

Selling, General and Administrative expenses of the Company by nature of expenses are set forth as follows:

	2018-19	2017-18	Increase/ (decrease)	% change
Operating costs	1,264	1,000	264	26%
Selling and Marketing Expenses	154	147	7	5%
Associate Expenses	1,937	1,863	74	4%
Other Indirect expenses	924	1,001	(77)	-8%
Allowance for doubtful receivables/advances	544	384	160	42%
Forex (gain) / Loss	52	-	52	-
Total	4,875	4,395	480	11%

Operating costs includes rental, repairs and maintenance charges of our network operating centers, base stations and other co-location sites including the rent and maintenance for our Data Centers. Operating costs increased by ₹264 million ($3.82 million) primarily on account of increase in repairs and maintenance and network operating cost.

Selling and Marketing expenses consist of, selling commission payable to sales partners, incentive to salesmen and, marketing and promotion costs. The Selling and Marketing expenses increased by ₹7 million ($0.10 million).

Associate expenses consist of cost of the employees who are part of the Sales and marketing, Business development, General management and support services. Associate expenses increased by ₹74 million ($1.07 million) between two periods due to increase in headcounts and regular Increments.

Other indirect expense consists of, rental and electricity cost of office, travel cost, legal charges, professional charges, communication and others. During the year Other Indirect costs have decreased by ₹77 million ($1.11 million).

Allowance for doubtful receivables/advances consists of the charge on account of the provisions created during the year against doubtful receivables/advances. Allowance for doubtful receivables/advances increased by ₹160 million ($2.31 million) on account of prudent provisioning of debtors.

Forex(gain)/Loss incurred is ₹ 52 million ($0.75 million), which is due to the forex rate fluctuation compared to the previous year.

Depreciation and amortization

Depreciation and amortization is set forth in the table below:

	2018 -19	2017 -18	Increase/ (Decrease)	% Change
Depreciation and amortization	1,534	1,755	(221)	-13%
As a percentage of carrying value	16.65%	22.51%

There has been a reduction in Depreciation on account of completion of amortization of a significant capex investment for a major customer specific WAN project.

Profit from operating activities

	2018 -19	2017 -18	Increase/ (Decrease)	% Change
Operating profit	1,753	1,291	462	36%
As a percentage of revenue	8.14%	6.24%

The operating profit as a percentage of revenue has increased due to percentage decrease in cost of goods sold and services rendered and depreciation and amortization expenses and this increase was partially offset by percentage increase in selling and distribution expenses and services rendered as explained above.

Finance income / (expense)

	2018 -19	2017 -18	Increase/ (Decrease)	% Change
Finance income	46	129	(83)	-64%
Finance expense	(728)	(497)	(231)	46%
Net finance income / (expense)	(682)	(368)	(314)	85%

Finance income: The finance income primarily consists of interest received from bank deposits of ₹26 million ($0.38 million), and interest income on others of ₹20 million ($0.29 million). The interest received from bank increased by ₹1 million ($0.01 million) from last year, and interest income on others decreased by ₹84 million ($1.21 million) on account of interest on income tax refund received during current year is ₹ 8 million ($ 0.11 million) whereas previous year the same was ₹ 92 million ($ 1.33 million).

Finance expense: The finance expense primarily consists of ₹15 million ($0.21 million) of interest expense on leases, ₹617 million ($8.90 million) of interest paid on borrowings and ₹96 million ($1.39 million) of other borrowing costs paid in respect of utilization of non-fund facilities from the banks and other processing charges.

The increase in finance expense is on account of increase in borrowings taken mainly to fund upcoming Data Centers in Rabale and Hyderabad and other working capital arrangements.

Net Profit

	2018-19	2017-18	Increase/ (Decrease)	% Change
Net Profit	1069	923	146	16%
As a percentage of revenue	4.96%	4.46%

Net profit as a % of revenue has increased over the previous year due to higher utilization of assets and mix of revenue and partially offset by increase in net finance expenses.

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

The cost of goods sold has increased by 13% on an overall basis and the movement in COGS by nature of expense is explained in detail below:

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

Cost of Goods sold consists of cost of Hardware and Software and integration services. Cost of Hardware and Software sold increased by ₹1065 million ($16.36 million). The same being on account of increase in projects in Technology Integration business by ₹971 million ($14.93 million) and increase in cost related to one-time sales by ₹94 million ($1.43 million)

Direct Resource costs comprises the cost of resources deployed on the Network Infrastructure Delivery (Part of Telecom service), and resources involved in delivery of applications integration services, cost of billable resources of e Learning (Part of Applications Integration services) and Infrastructure Managed services (Part of Cloud and Managed Services). Increase in resources costs of 202 million ($3.11 million) is primarily on account of increase of (i) ₹105 million ($1.62 million) increase in delivery telecom services, (ii) Applications Integration Services by ₹64 million ($0.98 million), (iii) Technology Integration Services by ₹18 million ($0.28 million), (iv) DC services increase by ₹10 million ($0.15 million) and (v) Managed Services Delivery (Part of Cloud and Managed services) increase by ₹5 million ($0.08 million) on account of increase in number of employees.

Power cost comprises of electricity charges incurred for our Data Center operations. Power cost increased by ₹169 million ($2.60 million) due to increase in occupancy of Rabale DC and also increase in consumption in existing Data Centers and increased power tariff.

Other direct cost comprises Link implementation and maintenance charges pertaining to Telecom services, direct cost of Applications Integration services business containing Online Exams, digital certificate platform, content costs and subject matter experts for international businesses. The increase in other direct costs of ₹555 million ($8.53 million) is primarily on account of increase of (i) ₹413 million ($6.34 million) in applications integrations services on account of operating cost of online assessment due to new customer engagements with higher volumes (ii) ₹136 million ($2.09 million) on account of operating costs of cloud and managed services and. (iii) Increase of ₹2 million ($0.03 million) on account Content cost, (iv) Increase of ₹12 million ($0.18 million) on account of Data Center new contract executions, and the above increase is offset by a decrease of ₹8 million ($0.11 million) in link maintenance charges.

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

The following table summarizes our cash flows for periods presented:

	2019	2018	2017	2019
	₹ In million	₹ In million	₹ In million	US $ in million
Net cash from / (used in) operating activities	1,441	2,121	1,748	21
Net cash from / (used in) investing activities	(3,974)	(1,794)	(1,610)	(57)
Net cash from / (used in) financing activities	3,054	(1,048)	(257)	44
Effect of exchange rate changes on cash and cash equivalents	6	(5)	(4)	0
Net increase / (decrease) in cash and cash equivalents	522	(722)	(119)	8

As of March 31, 2019, 2018 and 2017 we had working capital of ₹ 2,671 million, ₹ 1,851 million, ₹ 701 million which includes cash and cash equivalents of ₹ 695 million, ₹ 167 million and ₹ 893 million. Our working capital net of cash and cash equivalents is ₹1,976 million, ₹1,684 million and ₹192 million (negative) as of March 31, 2019, 2018 and 2017. We believe that cash from operations and existing lines of credit, we have sufficient resources to meet our liquidity requirements.

Our short-term borrowings to finance working capital requirements are primarily financed by cash credit facilities with banks. Borrowings for capital expenditures are financed through capital leases and long-term loans. We have foreign currency term loans, which carry lower interest rates compared to loans in Indian currency but are subject to exchange fluctuations, due to which there could be an adverse impact on cash outflows.

On October 22, 2010, the company entered into a subscription agreement with Mr. Ananda Raju Vegesna, acting as representative (the “Representative”) of the purchasers in connection with the offering. Pursuant to the terms of this subscription agreement, the company issued and allotted 125,000,000 equity shares to an entity affiliated and controlled by Mr. Raju Vegesna, our CEO, Chairman and Managing Director. In accordance with Indian law, the purchase price is to be paid at such time as determined by Board of Directors of the company. During the fiscal year 2019, 2017 and 2014, the Company has received an aggregate of ₹900 million, ₹300 million and ₹300 million each year respectively, in connection with this private placement, resulting in an aggregate of ₹ 4,000 million received till date. During the year all 125,000,000 shares were fully paid. As of the date of this Report, Mr. Vegesna has paid for 100% of the shares of the subscription. See note 37 in the notes to the financial statements included in this Annual Report.

We have borrowings of ₹ 8,308 million as of March 31, 2019 out of which ₹ 5,431 million will be repaid within a period of 12 months. Interest outflow on existing borrowings for next year is expected to be ₹ 416 million. We have utilized working capital facility of ₹ 2,733 million out of limit of ₹ 2,750 million during fiscal 2019. We have unutilized non fund limit of ₹ 1,009 million as of March 31, 2019.

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

Cash and cash equivalents:

Cash and cash equivalents comprise of ₹ 1,801 million, ₹ 1,875, million, ₹ 1,434 million, in bank accounts and ₹ 446 million, ₹ 413 million, ₹ 449 million in the form of bank deposits as on March 31, 2019, 2018, 2017 out of which cash deposits in the form of margin money is restricted for use by us amounting to ₹ 313 million, ₹ 296 million, ₹ 263million. Balances in foreign currency amount to ₹ 195 million, ₹ 249 million and ₹ 336 million as of March 31, 2019, 2018 and 2017.

Net cash generated from operating activities for the year ended March 31, 2019 was ₹ 1,441 million ($ 20.83 million). This is mainly attributable to cash generated during the year before changes in working capital of ₹ 3,907 million ($ 56.49 million), and increases in trade and other payables by ₹1,204 million ($ 17.41 million), in employee benefits ₹ 26.43 million ($ 0.38 million) and in contract liabilities by ₹261 million ($ 3.78 million) on account of increase in advance billing in long term projects and adoption of IFRS 15, and partially offset by increase in inventories by ₹ 1069 million ($ 15.46 million) and increase in trade and other receivables by ₹ 2,183 million ($ 31.55 million), increase in other assets by ₹ 158 million ($ 2.29 million), increase in Contract assets by ₹ 23.92 million ($ 0.35 million) and decrease in contract costs ₹ 4.31 million ($ 0.06 million)

Net cash generated from operating activities for the year ended March 31, 2018 was ₹ 2,121 million ($ 32.61 million). This is mainly attributable to cash generated during the year before changes in working capital ₹ 3,440 million ($ 52.89 million), increase in trade and other payables by ₹605 million ($ 9.30 million), increase in employee benefits ₹29 million ($ 0.45 million) and increase in deferred revenue by ₹297 million ($ 4.56 million) on account of increase in advance billing in long term projects, decrease in inventories by ₹ 536 million ($ 8.24 million) and partially offset by increase in trade and other receivables by ₹ 2,221 million ($ 34.14 million), increase in other assets by ₹ 519 million ($ 7.98 million).

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

Net cash used in investing activities for the year ended March 31, 2019 was ₹ 3,974 million ($ 57.45 million) primarily on account of additional expenditure on Data Center, upgradation of network backbone and investment in corporate debt securities.

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

Net cash generated from financing activities for fiscal year 2019 was ₹ 3,054 million ($ 44.16 million). The increase is mainly due to borrowings amounting ₹3,134 million ($ 45.31 million) and proceeds from issue of shares including share premium under ESOP and receipt of call money in the amount of ₹935 million ($ 13.52 million) received during the year. The increase was partially offset due to repayment of lease liabilities of ₹89 million ($ 1.29 million) and finance expenses amounting to ₹708 million ($ 10.24 million). Also, dividends of ₹218 million ($ 3.15 million) were paid during the year.

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

Capital expenditure

We incurred ₹ 2,382 million (US$ 34.44 million) towards capital expenditure for the year ended March 31, 2019. We expect further capital expenditure to be incurred during the fiscal year 2020 to strengthen our infrastructure capabilities. The capital expenditure was funded out of internal accruals and bank borrowings. Also refer to section “Principal Capital Expenditures” under Item 4 for capital commitments as on March 31, 2019.

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

Contractual obligations

Set forth below are our contractual obligations as of March 31, 2019:

Payments due by period (₹ 000s)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long Term Debt Obligations	4,905,385	2,158,887	3,099,211	633,829	-
Short Term Borrowings	3,306,127	3,194,973	-	-	-
Finance Lease Obligations	96,879	76,651	28,805	-	-
Non-cancellable Operating Lease obligations	878,501	112,358	252,725	182,841	330,577
Purchase Obligations	3,157,693	3,157,693	-	-	-

Total	12,344,585	8,700,562	3,380,741	816,670	330,577

Recent Accounting Pronouncements

IFRS 16 leases: IFRS 16 on lease was issued on January 13, 2016 and is effective until the year January 1, 2019. The standard replaces all existing lease accounting requirements and represents a significant change in accounting and reporting of leases, with more assets and liabilities to be reported on the Statement of Financial Position and a different recognition of lease costs. The Group is currently evaluating the effect of the standard on the consolidated financial statements. The effective date of adoption of IFRS 16 - Leases is annual period beginning from 1st January 2019. The standard permits the use of either the retrospective or cumulative effect transition method.

Under retrospective method, the Group retrospectively apply the standard to each prior period presented applying IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and under the cumulative effect transition method. The effect of applying the Standard is adjusted in the opening retained earnings and the comparatives will not be retrospectively adjusted.

The Group will adopt cumulative transition method on adoption of IFRS 16 and accordingly comparatives for the year ended March 2019 will not be adjusted. The Group also has elected to apply certain practical expedients on transition to IFRS 16.

On adoption of IFRS 16, the Group will increase the right to use of assets by ₹ 810,000 approx. and an increase in lease liability of ₹ 960,000 approx.

The Company has lease prepayment amounting to ₹ 1,350,000 as of March 2019 and Indefeasible right of use (IRU) prepaid asset amounting to ₹ 490,000 as of March 2019. The same will be reclassified to Right to use asset under IFRS 16 with effect from April 1, 2019.

IFRIC 23 Uncertainty over Income Tax Treatments: IFRIC 23 was issued on June 7, 2017 to clarify the accounting for uncertainties in income taxes. The effective date for adoption of IFRIC 23 is annual reporting periods beginning on or after January 1, 2019, though early adoption is permitted. The effect on adoption of IFRIC 23 on the consolidated financial statements is expected to be insignificant.

Amendments in IAS 19 – Employee Benefits: In February 2018, the IASB issued amendments to IAS 19 – “Employee Benefits” regarding plan amendments, curtailments and settlements. The amendments in Plan Amendment, Curtailment or Settlement are as follows:

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

The Group has evaluated the amendment and the impact of these amendments on its consolidated financial statements is expected to be insignificant.

Amendment in IFRS 3 - Business Combinations

In October 2018, the IASB issued amendments to IFRS 3 “Business Combinations” aimed at providing guidance to an entity that determines whether it has acquired a business or a group of assets.” The amendments clarify that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs;

o	Narrowed the definitions of a business and of outputs by focusing on goods and services provided to customers and by removing the reference to an ability to reduce costs;
o	Added guidance and illustrative examples to help entities assess whether a substantive process has been acquired;
o	Removed the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs;
o	Added an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2020. The Group is currently evaluating the impact of these amendments on its consolidated financial statements.

Amendments to IAS 1 – Presentation of Financial Statements and IAS 8 – Accounting policies, changes in accounting estimates and error

In October 2018, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” (“IAS 1”) and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” (“IAS 8”) to clarify the definition of “Material” and align the definition used in conceptual framework.

The changes in Definition of Material (Amendments to IAS 1 and IAS 8) all relate to a revised definition of 'material' which is quoted below from the final amendments

Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.

The new definition of material and the accompanying explanatory paragraphs are contained in IAS 1. The definition of material in IAS 8 has been replaced with a reference to IAS 1.

The amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.

The Group is currently evaluating the impact of these amendments on its consolidated financial statements.

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

Revenue Recognition

The Group derives revenue from converged ICT solutions comprised of telecom-centric services, Data Center-centric IT services which includes Data Center services, Cloud and managed services, Technology integration services and Applications integration services.

The Group has adopted IFRS 15 Revenue from Contracts with Customers with effect from April 1, 2018 by using the cumulative effect transition method and accordingly comparatives have not been retrospectively adjusted. The effect on adoption of IFRS 15 on initial application of Rs. 38,215 has been adjusted in the opening retained earnings.

The Group recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services excluding the amount collected on behalf of third parties. Refer to note 3 (o) Significant accounting policies in the 2018 Annual Report in Form 20F for the previous revenue recognition policies.

The revenue recognition in respect of the various streams of revenue is described below:

(i) Telecom Services:

Revenue from Telecom services includes Data network services and Voice services. Telecom services primarily include revenue from connectivity services, NLD/ILD services and to a lesser extent, revenues from the setup and installation of connectivity links. The group provides connectivity for a fixed period of time at a fixed rate regardless of usage. Revenue from telecom services are series of distinct services. The performance obligations are satisfied overtime.

Service revenue is recognized when services are provided, based upon period of time. The setup and installation of connectivity links are deferred and recognized over the associated contract period.

Sale of equipments are accounted as separate performance obligations if they are distinct and its related revenues are recognised at a point in time when the control is passed on to the customer.

The Group provides NLD (National Long Distance) and ILD (International Long Distance) services through Group’s network. The Group carries voice traffic, both national and international, using the network back-bone and delivers voice traffic to Inter-connect Operators. Revenue is recognised when the services are provided based upon the usage (eg: metered call units of voice traffic terminated on the Group’s network).

(ii) Data Center Services:

Revenue from DC services consists co-location of racks and power charges. The contracts are mainly for a fixed rate for a period of time. Revenue from co-location of racks, power charges and cross connect charges are series of distinct services. The performance obligations are satisfied overtime. Service revenue is recognized as the related services are performed. Sale of equipments, such as servers, switches, networking equipments, cable infrastructure and racks, are accounted as separate performance obligations if they are distinct and its related revenues are recognised at a point in time when the control is passed on to the customer.

(iii) Cloud and Managed Services:

Revenue from Cloud and managed services include revenue from Cloud and storage solutions, managed services, value added services, domestic and International managed services.

Revenues from Cloud and on demand compute and storage, are primarily fixed for a period of time. Revenue from Cloud and managed services are series of distinct services. The performance obligations are satisfied overtime. The group recognize service revenue as the related services are performed.

Revenues from domestic and international managed services, comprise of value added services, operations and maintenance of projects and from remote infrastructure management. Contracts from this segment are fixed and could also be based on time and material contracts.

In the case of time and material contracts, the group recognizes service revenue as the related services are performed.

In the case of fixed price contract, the group recognises revenue over a period of time based on progress towards completion of performance obligation using efforts or cost to cost measure of progress (percentage completion method of accounting).

The stage of completion is measured by efforts spent to estimated total efforts over the term of the contract.

(iv) Technology Integration Services:

Revenue from Technology Integration Services include system integration Services, revenue from construction of Data Centers, network services, security solutions and to a lesser extent, revenue from sale of hardware and software. Revenue from construction contract includes revenue from construction of Data Centers to the specific needs and design of the customer. The Group recognize revenue at point in time, when the customer does not take control of work-in-progress or over a period of time when the customer controls the work-in-progress. In the case where revenue is recognised over a period of time and progress is measured based on the costs incurred to date as a percentage of the total estimated costs to fulfill the contract.

If the Group does not have a sufficient basis to measure the progress of completion or to estimate the total contract revenues and costs, revenue is recognized only to the extent of contract cost incurred for which recoverability is probable.

When total cost estimates exceed revenues in an arrangement, the estimated losses are recognized in the statement of Income in the period in which such losses become probable based on the current contract estimates.

(v) Applications Integration Services:

Revenue from Applications Integration services include online assessment, document management services, web development, digital certificate based authentication services, supply chain software and eLearning software development services. eLearning software development services consist of structuring of content, developing modules, delivery and training users in the modules developed. Revenue from Applications Integration Services is recognised over a period of time. The progress is measured based on the amount of time/effort spent on a project. Revenue in relation to ‘time’ is measured as the agreed rate per unit of time multiplied by the units of time expended. The element of revenue related to materials is measured in accordance with the terms of the contract. The Group enters into contracts with customers to serve advertisements in the portal and the Group is paid on the basis of impressions, click-throughs or leads and in each case the revenue is recognised rateably over the period of the contract based upon the usage (i.e on actual impressions/click throughs / leads delivered.)

Revenue from commissions earned on electronic commerce transactions are recognised when the transactions are completed.

Digital Certification revenues include income received on account of Web certification. Generally the Group does not hold after sale service commitments after the activation of the Digital Certificates sold and accordingly, revenue is recognised fully on the date of activation of the respective certificate.

Multiple deliverable arrangements

In certain cases, some elements belonging to the services mentioned above are sold as a package consisting of all or some of the elements.

The Group accounts for goods or services of the package separately if they are distinct. i.e if a good or service is separately identifiable from other promises in the contract and if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer.

The Group allocates the transaction price to each performance obligation identified in the contract on a relative stand-alone selling price basis. Standalone selling price is the price at which group would sell a promised good or service separately to the customer.

If the relative stand-alone selling prices are not available, the group estimates the same. In doing so, the group maximise the use of observable inputs and apply estimation methods consistently in similar circumstances.

Contract Cost

Costs to fulfil customer contracts, i.e the costs relating directly to a contract or to an anticipated contract that the Group can specifically identify or the costs generate/ enhance resources of the group that will be used in satisfying (or in continuing to satisfy) performance obligations in the future or the costs that are expected to be recovered are recognised as asset and amortized over the contract period.

Incremental costs of obtaining a contract are recognised as assets and amortized over the contract period if entity expects to recover those costs. The Group recognises incremental cost of obtaining a contract as an expense when incurred if the amortisation period of the asset that the entity otherwise would have recognised is one year or less.

Costs to obtain a contract that is incurred regardless of whether the contract is obtained are recognised as an expense when incurred, unless those costs are explicitly chargeable to the customer regardless of whether the contract is obtained.

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

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and associates to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill, as the same is not deductible for tax purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. Credit of MAT paid is available when the company is subjected to tax as per normal provisions in the future. Credit on account of MAT is recognized as a deferred tax asset based on the management’s estimate of its recoverability in the future.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax arising on investments in subsidiaries and associates is recognized except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax arising on the temporary differences arising out of undistributed earnings of the equity method accounted investee is recorded based on the management’s intention. If the intention is to realize the undistributed earnings through sale, deferred tax is measured at the capital gains tax rates that are expected to be applied to temporary differences when they reverse. However, when the intention is to realize the undistributed earnings through dividend, the Group’s share of the income and expenses of the equity method accounted investee is recorded in the statement of income, after considering any taxes on dividend payable by the equity method accounted investee.

Item 6. Directors, Senior Management and Employees

Directors and Executive Officers

The following table sets forth the name, age and position of each director and senior management executive officer of our Company as of March 31, 2019:

Name	Age	Designation
Raju Vegesna (4)	59	CEO, Chairman & Managing Director
Ananda Raju Vegesna (4)	59	Executive Director
C B Mouli (1) (2) (5)	72	Director, Chairman & Financial Expert of Audit Committee
S K Rao (1) (2) (3) (5) (6)	75	Director
T H Chowdary (2) (3) (5)	87	Director & Chairman of Compensation & Nominating Committees
Vegesna Bala Saraswathi	55	Director
C E S Azariah (1) (2) (3) (4) (5)	71	Director
Arun Seth (1)*	68	Director
Kamal Nath	54	Chief Executive Officer - Sify Technologies Limited, India
M P Vijay Kumar	49	Chief Financial Officer
C R Rao	59	Chief Operating Officer

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating Committee.

(4)	Member of the Corporate Social Responsibility Committee.

(5)	Member of Nomination and Remuneration Committee.

(6)	Dr S K Rao, an Independent Director of the Company, a member of the Audit Committee, Compensation Committee and Nominating Committee has resigned from Board on June 4, 2018 due to health conditions.

* appointed as an Additional Director (Independent) effective October 22, 2018 in place of Dr S K Rao who has resigned from the Board effective June 4, 2018.

As a result of Dr. S K Rao’s resignation, the Company was not compliant with NASDAQ Listing Rule 5605(b), which requires a majority of the Board of Directors to be comprised of independent directors, and Rule 5605(c)(2), which requires a company to have an Audit Committee comprised of at least three independent directors.

The Company has received a NASDAQ Staff Notification letter dated June 14, 2018, in which the Company has received a cure period in order to regain compliance as follows:

•	until the earlier of the Company’s next annual shareholders’ meeting or June 4, 2019; or
•	if the next annual shareholders’ meeting is held before December 3, 2018, then the Company must evidence compliance no later than December 3, 2018;

Subsequently, pursuant to the appointment of Mr. Arun Seth as the Independent Director in the Board as well as in the Audit Committee by the Board of Directors at their Meeting held on October 22, 2018, the Company also filed Form-6K with SEC reflecting the appointment.

On October 30, 2018, NASDAQ confirmed the compliance of Listing Rules 5605(b)(1) and 5605(c)(2) and closed the matter.

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

Ananda Raju Vegesna, brother of Mr. Raju Vegesna, CEO, Chairman and Managing Director, has served as an Executive Director of our Company since June 2007. He is the Director of Infinity Satcom Universal Private Limited, Village Inns (India) Limited, Raju Vegesna Infotech and Industries Limited, Raju Vegesna Developers Private Limited, Ramanand Core Investment Company Private Limited, .

C.B. Mouli has served as a Director of our Company since July 2005. Mr. Mouli is a member of the Institute of Chartered Accountants of India and also holds a Bachelor of Law Degree. Mr. Mouli, a partner of C.B. Mouli & Associates, a Chartered Accountants firm. He is a Director of Ammana Equity Fund Private Limited.

T.H. Chowdary has served as a Director of our Company since February 1996. Dr. Chowdary retired as the Chief Executive Officer of VSNL. He has held key positions in the ITU, Intelsat and other international telecommunications organizations during the course of his career and was involved in the establishment of the Center for Telecommunications Management Studies (CTMS) at Hyderabad. Dr. Chowdary is also a director in Softsol India Limited and Tera Software Limited.

Ms. Vegesna Bala Saraswathi, spouse of Mr. Raju Vegesna, CEO, Chairman and Managing Director, served as Director of our Company since July 2015. Ms. Vegesna Bala Saraswathi is a Commerce Graduate, Associate Course Work in Computer Skills (US) and Associate Course Work in US Federal and State Taxes (US).

C E S Azariah has served as a Director of our Company since March 2013. Prior to joining the Company, he served as CEO of Fixed Income Money Market and Derivatives Association of India (FIMMDA). He has vast experience of more than 35 years in different segments of operations in State Bank of India and retired as Chief General Manager.

Arun Seth an alumni of the prestigious La Martiniere school, Indian Institute of Technology, Kanpur and Indian Institute of Management, Calcutta, Mr. Arun Seth is recognised as among the earliest Indian Telecom leaders. He has been a founding Charter Member of TiE Delhi and Indian Angel Network and advises/mentors a number of start-ups in the tech space in India and USA. An active evangelist of the Software product eco-system, he co-chairs the NASSCOM Product Conclave and the NASSCOM Product Council. He had earlier served on the Executive Council of NASSCOM for 10+ years when in British Telecom and Alcatel.

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

Infinity Capital Ventures, LP beneficially owned 7.76 % of our equity shares as of March 31, 2019. This shareholder is a party to the Subscription Agreement dated November 10, 2005 with our Company. The Subscription Agreement provides that, among other things, the Company shall appoint Mr. Raju Vegesna as the Chairman of the Board of Directors, Infinity Capital shall also nominate another person to the Board of Directors and so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital. In November 2005, Mr. Raju Vegesna, a nominee of Infinity Capital Ventures, LP, was appointed as Chairman of our Board of Directors. In February 2006, the Company also appointed Mr. P S Raju as the second nominee of Infinity Capital to the Board of Directors. Consequent to the resignation of Mr. P S Raju, as a Director effective May 31, 2015, Ms. Vegesna Bala Saraswathi was appointed as an additional Director effective July 22, 2015 of our Company as a Nominee. Further, she was elected by shareholders as a Director at the Annual General Meeting held on July 4, 2016. She got re-elected as a director in Annual General Meeting held on July 6, 2017.

Infinity Satcom Universal Private Limited beneficially owned 8.11% of our equity shares as of March 31, 2019. Mr. Ananda Raju Vegesna, Executive Director of the Company and brother of Mr. Raju Vegesna, is the Director of Infinity Satcom. Infinity Satcom is presently controlled by Mr. Raju Vegesna.

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

Mr. Raju Vegesna, who is our CEO, Chairman and Managing Director, does not receive any compensation for his service on our Board of Directors. Similarly, Mr. Ananda Raju Vegesna, who is employed as our Executive Director, also does not receive any compensation for his service on our Board of Directors. Directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. T. H. Chowdary, a Director of our Company, has been receiving ₹ 25,000 per month for the technical services rendered by him.

Officer Compensation

The following table sets forth all compensation paid by us during the fiscal year ended March 31, 2019 to our executive officers:

	Summary Compensation Table (₹in million)
Name	Salary(1)	Bonus
		(Performance based incentive)
Kamal Nath	14.22	0.82
M P Vijay Kumar	11.16	0.60
C R Rao	12.16	0.75

(1)	Includes provident fund contributions.

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

Gratuity expense is determined at an overall Company level based on an actuarial valuation performed by an independent actuary. Thus, the cost for the year ended March 31, 2019 in respect of gratuity and compensated absences towards executive officers of the Company was not separately determined. Gratuity cost relating to such executive officers is not estimated to be material.

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

We have provided for ₹ 131.60 million ($1.90 million) towards bonus payable for the year ended March 31, 2019 to employees including executive officers who have achieved the KRAs and KPIs.

Total of 1.65 million options were allotted to executive officers as part of ASOP 2014 plan during fiscal 2015. No such options were allotted to executive officers during fiscal 2018 and 2019. Related charge for the fiscal 2019 amounted to ₹ Nil

Board Composition

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

On July 15, 2005, we appointed Messrs. S.K. Rao and C.B. Mouli as independent Directors of the Board to comply with the applicable NASDAQ rules. Dr. S.K Rao resigned effective June 4, 2018. Mr. Arun Seth was appointed as an Additional Director (Independent) effective October 22, 2018 and will hold office until the conclusion of the ensuing Annual General Meeting of the Company.

Mr. C E S Azariah was appointed as an independent Director effective March 25, 2013.

Dr T H Chowdary is also an independent Director of the Board.

Each of these Directors (Mr. C B Mouli, Mr. C E S Azariah and, Dr T H Chowdary and, Mr. Arun Seth) continue to remain independent in accordance with NASDAQ rules.

In addition, based on the recommendation of the Board of Directors, (Mr. C B Mouli, Mr. C E S Azariah and Dr T H Chowdary) were appointed by the shareholders as the Independent Directors of the Board for a term of five consecutive years from the conclusion of the Eighteenth Annual General Meeting held on July 28, 2014 and their terms expires in July 2019. As per the provision of the Indian Companies Act, 2013 they are eligible for reappointment for a further term of Five consecutive years from the conclusion of the ensuing Annual General Meeting subject to the approval of Shareholders by way Special Resolution.

Term of Directors

Mr. Raju Vegesna, CEO, Chairman & Managing Director

Appointed as Chairman & Managing Director for a period of five years effective July 18, 2009, Mr. Raju Vegesna was subsequently appointed as the Chairman & Managing Director of the Company at the Annual General Meeting of the Company under Section 203 of the Companies Act, 2013 for a period of five years, effective from July 18, 2014, without any remuneration from the Company. His appointment was also approved by the Central Government. His present term expires on July 17, 2019, upon which he will become eligible for reappointment.

Pursuant to the recommendation of the Nomination & Remuneration Committee, the Board of Directors have reappointed Mr. Raju Vegesna as the Chairman & Managing Director of the Company for a further period of Five years effective July 18, 2019 without any remuneration from the Company.

In terms of Section 196 of the Companies Act, 2013, the above reappointment is subject to the approval of the shareholders at the Annual General Meeting. Further, as Mr. Raju Vegesna is a Non-Resident Indian, his reappointment as the Chairman & Managing Director of the Company is also subject to the approval of the Central Government under Part I of the Schedule V of the Companies Act, 2013. As per Articles of Association of the Company, he is not required to retire by rotation and hence shall hold office for the full term.

Mr. Ananda Raju Vegesna, Executive Director	Appointed as Executive Director for a period of five years effective June 22, 2010. Pursuant to the recommendation of the Nomination & Remuneration Committee and the Board, Mr. Ananda Raju Vegesna was reappointed as the Executive Director for a further period of five years effective June 22, 2015 which was approved by the shareholders at the Annual General Meeting held on June 18, 2015. Further, as per the Act, he retired by rotation at the ensuing Annual General Meeting scheduled on July 6, 2018 and got re-elected. thereafter
Dr T H Chowdary, Chairman of Compensation and Nominating Committees	Appointed as a Director in February 1996. As per the Indian Companies Act, 2013, he was appointed as an Independent Director for a term of five consecutive years from the conclusion of the Eighteenth Annual General Meeting held on July 28, 2014. He shall be eligible for re-appointment for a further period of five years subject to the approval of Shareholders at the ensuing Annual General Meeting.
Ms. Vegesna Bala Saraswathi	Appointed as an Additional Director in July 2015. As per the Indian Companies Act, 2013, she was elected by the shareholders at the Annual General Meeting held on July 4, 2016. Further, as per the Act, she will retire by rotation and be eligible for re-election at the ensuing Annual General Meeting.
Mr. C B Mouli, Chairman and Financial Expert of Audit Committee	Appointed as a Director in July 2005. As per the Indian Companies Act, 2013, he was appointed as an Independent Director for a term of five consecutive years from the conclusion of the Eighteenth Annual General Meeting held on July 28, 2014. He shall be eligible for re-appointment for a further period of five years subject to the approval of Shareholders at the ensuing Annual General Meeting.
Mr. C E S Azariah	Appointed as a Director by the Board of Directors in March 2013. As per the Indian Companies Act, 2013, he was appointed as an Independent Director for a term of five consecutive years from the conclusion of the Eighteenth Annual General Meeting held on July 28, 2014. He shall be eligible for re-appointment for a further period of five years subject to the approval of Shareholders at the ensuing Annual General Meeting.
Mr. Arun Seth	Appointed as an Additional Director (Independent) in October 2018. As per the Indian Companies Act, 2013, he needs to be elected by the shareholders at the ensuing Annual General Meeting scheduled on July 5, 2019. After election, he will be appointed as an Independent Director of the Company for a period of five years effective July 5, 2019.

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

Mr. C B Mouli;

Mr. C E S Azariah

and

Mr. Arun Seth

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

The Audit Committee held five meetings in person during fiscal year 2018-19.

The Audit Committee has adopted a Charter and it is reviewed annually.

Compensation Committee

Our Compensation Committee consists of three independent directors as determined under applicable NASDAQ rules, and consists of:

(i)	Dr T H Chowdary;

(ii)	Mr. C E S Azariah and

(iii)	Mr. C B Mouli

The Compensation Committee of the Board of Directors determines the salaries, benefits and stock option grants for our employees, consultants, directors and other individuals compensated by our Company. The Compensation Committee also administers our compensation plans. The Compensation Committee has adopted a Charter, which is reviewed annually.

The Compensation Committee held four meetings in person during fiscal 2018-19.

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

Mr. Raju Vegesna

Mr. Ananda Raju Vegesna

Mr. C E S Azariah

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

The Corporate Social Responsibility (CSR) is displayed on the Company’s website at http://sifytechnologies.com/investors/company-profile/csr-policy/.

For the financial year 2018-19, the company has spent ₹ 13.50 million in pursuance of its Corporate Social Responsibility Policy in the following manner:

1.	Contribution to the Hospital for the Disabled: The Company has contributed ₹ 12.00 million to Sri Venkateswara Institute of Research and Rehabilitation for the Disabled Trust.

2.	Contribution towards promoting Education: The Company has contributed ₹ 0.50 million towards promotion of education.

3.	Contribution towards promoting Sports: The Company has contributed ₹ 0.50 million towards promotion of Women cricket sports..

4.	Contribution towards Rural Development: The Company has contributed ₹ 0.50 million towards Rural Development.

Nominating Committee

The Nominating Committee of the board consists exclusively of the following non-executive, independent directors as determined under applicable NASDAQ rules:

Dr T H Chowdary

Mr. C B Mouli

and

Mr. C E S Azariah

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

On July 22, 2015, the Nominating Committee has reviewed and recommended the appointment of Ms. Vegesna Bala Saraswathi as an additional Director of the Company who holds office upto the Annual General Meeting. Further, she was elected by shareholders as a Director at the Annual General Meeting held on July 4, 2016, Further, as per the Act, she retires by rotation and eligible for re-election. She was re-elected at the Annual General Meeting held on July 6, 2017. The Nominations Committee has adopted a charter.

On October 22, 2018, the Nominating Committee reviewed and recommended the appointment of Mr. Arun Seth as an additional Director of the Company who shall hold office upto the ensuing Annual General Meeting scheduled on July 5, 2019. After election, he will be appointed as an Independent Director of the Company for a period of five years effective July 5, 2019.

Employees

As of March 31, 2019, we had 2,655 employees, compared with 2,608 as of March 31, 2018. Of our current employees, 135 are administrative, 425 form our sales and marketing, 41 are in product and content development, 1,990 are dedicated to technology and technical support, and 64 are in business process and customer care. None of our employees are represented by a union. We believe that our relationship with our employees is good.

Stock Ownership

The following table sets forth information with respect to the beneficial ownership of our equity shares as of May 31, 2019 by each director and our senior management executives. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

Equity Shares Beneficially Owned
Beneficial Owner	Number	Percent
Raju Vegesna *	154,053,326	85.99%
Ananda Raju Vegesna	-	-
Vegesna Bala Saraswathi	-	-
T. H. Chowdary	-	-
C B Mouli	-	-
S K Rao	-	-
C E S Azariah	-	-

Out of the above 125,000,000 shares allotted to Mr. Vegesna and his affiliated entities, as all shares are issued and outstanding where partly paid till last year. During the year Mr. Vegesna has paid the entire amount on the 125,000,000 shares through the affiliated entities and now Mr. Vegesna have full voting rights on the 125,000,000 shares.

* Other than the above, none of the Directors or Executive Officers of the Company holds any shares in the Company.

Associate Stock Option Plan

We have an Associate Stock Option Plan, or ASOP, which provides for the grant of options to employees of our Company.

The Company introduced a new Stock Option Plan under Associate Stock Option Plan 2014 (ASOP 2014) for granting ESOPs as Equity Shares and/or ADSs linked warrants to the eligible Associates of the Company and its Holding/Subsidiaries/Associates. This was in addition to the earlier ASOP Plans of 2000, 2002, 2005 and 2007. For this purpose, the Company allocated 25 million Equity Shares of ₹ 10/- each under ASOP 2014. The proposal was approved by the Board of Directors and the shareholders of the Company at the Eighteenth Annual General Meeting held on July 28, 2014 and 25,000,000 shares were reserved for issuance under the plan. The Company also filed Form S-8 on December 21, 2015 with SEC for the options issued under the plan. As of March 31, 2019, we had outstanding options of 4.59 million under our ASOP Plans with a weighted average exercise price equal to approximately ₹ 78.84 ($1.14) per equity share.

The Board at their meeting held on January 20, 2015 approved to grant of 5,870,800 options to 85 Associates and issued Grant Letters. The vesting of options commenced in January 2016. During the year ended 2019, 19 associates have exercised 4,59,700 vested options.

Further during fiscal 2016, 2017, 2018 and 2019, the Company granted 184,300, 525,000, 1,50,000 and 3,35,000 options to eligible Associates.

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

Item 7. Major Shareholders and Related Party Transactions

Principal Shareholders

The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2019 by each person or group of affiliated persons who is known by us based on our review of public filings to beneficially own 5% or more of our equity shares. The table gives effect to equity shares issuable within sixty days upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares as well as the power to receive the economic benefits of ownership of securities. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned. The information below is based on a review of filings made by such persons with the SEC.

Mr. Raju Vegesna, the Co-Trustee of the Vegesna Family Trust, which is the owner of Infinity Capital Venture Management LLC, which is the general partner of Infinity Capital Ventures, LP, exercise voting control and dispositive power over the equity shares owned by Infinity Capital Ventures, LP. Mr. Raju Vegesna, CEO, Chairman and Managing Director of our Company, is affiliated with Infinity Capital Ventures, LP.

Infinity Satcom Universal Private Limited is owned and controlled by Mr. Raju Vegesna, CEO, Chairman and Managing Director of the Company.

Ramanand Core Investment Company Private Limited is a wholly owned subsidiary company of Raju Vegesna Infotech and Industries Private Limited which is owned and controlled by Infinity Satcom Universal Private Limited, which in turn is owned and controlled by Mr. Raju Vegesna, CEO, Chairman and Managing Director of the Company.

As of March 31, 2019, entities affiliated with our CEO, Chairman and Managing Director, Mr. Raju Vegesna, beneficially owned approximately 85.99% of our outstanding equity shares, which includes the 125,000,000 shares fully paid during the current year (partly paid with proportionate voting rights until previous year) issued in connection with the private placement described below.

	Equity Shares Beneficially owned
Shareholder	Number	Percent
Infinity Capital Ventures, LP, 11601 Wilshire Boulevard, Suite 1900, Los Angeles, CA 90025	13,902,860	7.76
Vegesna Family Trust, LP, 11601 Wilshire Boulevard, Suite 1900, Los Angeles, CA, 90025	620,466	0.35
Infinity Satcom Universal Private Limited, Visakhapatnam	14,530,000	8.11
Ramanand Core Investment Company Private Limited, Visakhapatnam*	125,000,000	69.78

* Ramanand Core Investment Company Private Limited is controlled by Raju Vegesna Infotech and Industries Private Limited, which is in turn, controlled by Infinity Satcom Universal Private Limited and therefore Infinity Satcom Universal Private Limited holds the beneficial interest in Ramanand Core Investment Company Private Limited.

Details of significant change in the percentage ownership held by the major shareholders:

Name of the shareholder	2016-17		2017-18		2018-19
	No. of shares	%	No. of shares	%	No. of shares	%
Infinity Capital Ventures, LP, USA	13,902,860	7.79	13,902,860	7.78	13,902,860	7.76
Vegesna Family Trust, USA	620,466	0.35	620,466	0.35	620,466	0.35
Infinity Satcom Universal Private Limited	14,530,000	8.14	14,530,000	8.13	14,530,000	8.11
* Raju Vegesna Infotech and Industries Private Limited	-	-	-	-	-	-
** Ramanand Core Investment Company Private Ltd.	125,000,000	70.02	125,000,000	69.96	125,000,000	69.78

* 125,000,000 shares were issued to Raju Vegesna Infotech and Industries Private Limited at a discount of 50% to the prevailing American Depositary Share market price since the allotment of shares was for unlisted Indian equity shares. The shareholders of the Company approved the unregistered offering through voting in a general meeting where the promoter group beneficially owned 85.99% of the equity shares eligible to vote in the meeting.

** Raju Vegesna Infotech and Industries Private Limited transferred its entire 125,000,000 shares to Ramanand Core Investment Company Private Ltd., its wholly owned subsidiary company.

Reference is made to note 37 to the Consolidated Financial Statement as regards the shareholding of Ramanand Core Investment Company Private Limited. As of such date, these shares are fully paid up of the face value and hence carry entire voting rights of these shares.

The Company has not issued any shares having differential voting rights and hence the Company’s major shareholders do not have differential voting rights except for proportionate voting rights on the partly paid up shares.

United States Shareholders

As of March 31, 2019, 39,613,695 of our ADSs were held in the United States and we had approximately 11,709 shareholders in the United States. Each ADS represents one equity share.

Host country Shareholders

As on March 31, 2019, 139,530,652 of our equity shares were held in India and we had 24 shareholders on record in India. Each equity share has a par value of ₹ 10/- each. Of the above, 125,000,000 shares were fully paid up during the current year (partly paid up to the extent of ₹ 7.75 per share in the previous year).

Control of Registrant

Based on our review of filings made with the SEC, Infinity Capital Ventures, LP beneficially owned 7.76% of our equity shares as of March 31, 2019. This shareholder is a party to the Subscription Agreement dated November 10, 2005 with our Company. The Subscription Agreement provides that, among other things, the Company shall appoint Mr. Raju Vegesna as the Chairman of the Board of Directors, Infinity Capital shall also nominate another person to the Board of Directors and for so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital. In November 2005, Mr. Raju Vegesna, a nominee of Infinity Capital Ventures, LP, was appointed as Chairman of our Board of Directors. In February 2006, the Company also appointed Mr. P S Raju as the second nominee of Infinity Capital to the Board of Directors. Consequent to the resignation of Mr. P S Raju, as a Director effective May 31, 2015, Ms. Vegesna Bala Saraswathi was appointed as an additional Director of our Company effective July 22, 2015, as a Nominee. Further, as per the Act, she retires by rotation and is eligible for re-election. She was re-elected at the Annual General Meeting held on July 6, 2017.

Infinity Satcom Universal Private Limited, India also beneficially owned 8.11% of our equity shares as of March 31, 2019.

As of March 31, 2019, entities affiliated with our CEO, Chairman and Managing Director, Mr. Raju Vegesna, beneficially owned approximately 85.99% of our outstanding equity shares, which includes the 125,000,000 shares issued in connection with the private placement described below.

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

The proceeds from the said issue have been utilized towards capital expenditure and expansion plans of the Company. As of March 31, 2019, we have received an aggregate of $ 57.82 million approximately of proceeds from the issuance.

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

The Company had entered into a lease agreement with Ms. Radhika Vegesna, Daughter of Mr. Anand Raju Vegesna, Executive Director of the company, to lease the premises owned by her for a period of three years effective June 1, 2010 on a rent of ₹ 256 per month and payment of refundable security deposit of ₹ 2,558. This arrangement will be automatically renewed for a further period of two blocks of three years with all the terms remaining unchanged. Subsequently, the Board of Directors at their meeting held on April 22, 2019 approved for the renewal of the agreement owned by her for a further period of three years effective June 1, 2019 on a rent of ₹ 556 per month. Also, the Company has paid the increased refundable security deposit of ₹ 5,560. This arrangement will be automatically renewed for a further period of two blocks of three years with all the terms remaining unchanged. Also refer to note 34.

The Company had entered into a lease agreement with Raju Vegesna Developers (P) Limited, in which Mr. Ananda Raju Vegesna, the Executive Director of the Company is a Director, to lease the premises owned by such Company for a period of three years effective February 1, 2012 for ₹ 30 per month. Subsequently, the Company entered into an amendment agreement on April 1, 2013, providing for the automatic renewal for further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years. See note 34 in the notes to the financial statements in this Annual Report.

The Company had entered into a lease agreement with Raju Vegesna Infotech and Industries Private Limited, in which Mr. Raju Vegesna, Managing Director and Mr. Ananda Raju Vegesna, the Executive Director of the Company are also Directors, to lease the premises owned by the above Company for a period of three years effective February 1, 2012 for ₹ 75 per month. Subsequently, the Company entered into an amendment agreement on April 1, 2013, providing for automatic renewal for a further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years. See note 34 in the notes to the financial statements in this Annual Report.

Loans to employees

We provide salary advances to our employees in India who are not executive officers or directors. The annual rate of interest for these loans is 0%. As of March 31, 2019, the loan outstanding from employees is ₹ 7.85 million.

Item 8. Financial Information

Financial Statements

We have elected to provide financial statements pursuant to Item 18 of Form 20-F. No significant change has occurred since the date of our annual financial statements for fiscal year 2019.

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

Also, the Group has received notices for earlier years from DoT claiming License fee on the total Income (including income from Non-Licensed activities). The Group has replied to these notices stating that license fees are not payable on income from non-licensed activities. The Group believes that it has adequate legal defenses against these notices and that the ultimate outcome of these actions may not have a material adverse effect on the Group's financial position and result of operations.

(ii)	The present license for ISP under unified license issued by DOT on June 2, 2014 provides for payment of License fee on pure Internet services. However, the company through Internet Service Providers Association of India (ISPAI) challenged the said clause before TDSAT and has not made payment in this respect. TDSAT passed a stay order on DOT from charging the license fee on pure Internet services. The group has appropriately accounted for any adverse effect that may arise in this regard in the books of account.

b)	The Company is party to additional legal actions arising in the ordinary course of business. Based on the available information as at March 31, 2019, the Company believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect. However, in the event of adverse judgment in all these cases, the maximum financial exposure would be ₹ 91.6 million (March 31, 2018: ₹ 91.1 million)

c)	The Company has received an order passed under section 7A of the Employees Provident Fund & Miscellaneous Provisions Act, 1952 from Employees Provident Fund Organization (EPFO) claiming provident fund contribution aggregating to ₹ 6.4 million on special allowances paid to employees. The company has filed a writ petition before High court of Madras and obtained the stay of demand. In February 2019, the Supreme Court held, in a similar case, that Special allowances paid by the employer to its employee will be included in the scope of basic wages and subject to provident fund contribution. However, the Supreme Court has not fixed the effective date of order.

Dividends

In view of the good performance of the Company during the fiscal 2018-19 and availability of divisible profits, the Board of Directors recommended 12% cash dividend to all the shareholders of the Company for the year ended March 31, 2019, which is placed in the Notice of Annual General Meeting for Shareholders approval at the Annual General Meeting Scheduled to be held on July 5, 2019.

Under Indian law, a Company may pay dividends upon recommendation by its Board of Directors and approval by a majority of its shareholders. Any future cash dividends on our equity shares represented by ADSs will be paid to the depository in rupees and will generally be converted into dollars by the depository and distributed to holders of ADSs, net of the depository’s fees and expenses.

However, the dividend payment policy of the Company is not certain and is contingent upon each year’s profits of the Company. Investors seeking cash dividends should consider this at the time of purchase of our ADRs.

Item 9. The Offer and Listing

Trading Markets

There is no public market for our equity shares in India, the United States or any other market. Our ADSs evidenced by American Depository Receipts, or ADRs, are traded in the United States only on the NASDAQ Capital Market under the symbol “SIFY”. Each ADS represents one equity share. The ADRs evidencing ADSs were issued by our depository, Citibank, N.A., pursuant to a Deposit Agreement.

Item 10. Additional Information

In fiscal 2015, the authorized share capital of the Company was enhanced by an amount of ₹ 189,000,000. Consequently our authorized share capital was increased to ₹ 2,040,000,000, divided into 204,000,000 Equity Shares, having a par value ₹ 10 per share.

As of March 31, 2019, 179,144,347 Equity Shares were issued and fully paid.

The equity shares are our only class of share capital. Some of the share capital, 39,613,695 shares, is represented by American Depository Shares issued by our Company in accordance with applicable laws and regulations. Our Articles of Association and the Indian Companies Act permit us to issue classes of securities in addition to the equity shares. For the purposes of this annual report, “shareholder” means a shareholder who is registered as a member in the register of members of our Company. The term shareholders and ADSs holders have the same meaning in this annual report since the Indian Companies Act only defines a shareholder.

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

During the fiscal year ended March 31, 2006, Venture Tech sold the remaining 2,750,000 shares of our Company and SAIF sold the remaining 2,008,140 shares of our Company. Satyam Computer Services had divested their entire holding of 11,182,600 shares in the Company to Infinity Capital Ventures, LP through a sponsored ADS program arranged by us. Further, Infinity Capital, pursuant to the Subscription Agreement dated November 10, 2005 acquired another 6,720,260 shares of the Company in a private transaction. On conclusion of this transaction, the issued and outstanding share capital of our Company was 42,389,514 equity shares, with a par value of ₹10/- per share.

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

On October 30, 2010, we consummated the issuance and sale of 125,000,000 of our equity shares in a private placement with our promoter group, including an entity affiliated with our CEO, Chairman and Managing Director, Mr. Raju Vegesna. These shares carry voting rights proportionate to the amount paid up on these shares. During the year, the shares got fully paid up and carry full voting rights.

The ASOP 2014 gives the Board and the Compensation Committee the absolute discretion and power in formulating the Rules, Regulations, Eligibility criteria, Vesting Schedule, Expiry etc. of the Plan and also to amend the same in the Plan from time to time as they may deem fit and appropriate.

During the year, the Nomination and Remuneration Committee has approved to grant the options and the details are given below:

Category	Total No of Options	No. of Associates
Associates who have completed more than 2 years of Service with Sify on the date of grant,	-	-
Associates who have completed between 1 and 2 years of Service with Sify on the date of grant	-	-
Associates who have completed less than 1 year of service with Sify on the date of grant	335,000	5
Total	335,000	5

The Nomination and Remuneration Committee had approved to grant 5,870,800 options to the employees on January 20, 2015. The Group has granted additional 335,000, 150,000, 525,000 and 184,300 options to employees during the year 2018-19, 2017-18, 2016-17 and 2015-16 respectively.

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

2018 Annual General Meeting

Our Annual General Meeting for the fiscal year 2018 was held on July 6, 2018 as decided by the Board of Directors at the registered office of our Company, 2nd Floor, TIDEL Park, 4 Rajiv Gandhi Salai, Taramani, Chennai 600 113, India.

At the Annual General Meeting, the shareholders approved the following items:

•	Adoption of audited financials for the fiscal year ended March 31, 2018 as per Indian GAAP.
•	Declaration of Dividend for the year ended March 31, 2018.
•	Appoint a Director in place of Mr. Ananda Raju Vegesna (DIN 01598346), who retires by rotation and being eligible, offers himself for reappointment.
•	Reappointment of ASA & Associates LLP as the statutory auditors.
•	Ratification of Remuneration payable to Mr. S Ramachandran, Cost Auditor.

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

Audit and Annual Report

Under the Indian Companies Act, a Company must file its annual report with the Registrar of Companies within 7 months from the close of the accounting year or within 30 days from the date of the Annual General Meeting, whichever is earlier. At least 21 days before the annual general meeting of shareholders excluding the days of mailing and receipt, we must distribute to our shareholders a detailed version of our audited balance sheet, profit and loss account and cash flow statement and the related reports of the Board and the auditors, together with a notice convening the annual general meeting. These materials are also generally made available at our corporate website, www.sifytechnologies.com Under the Indian Companies Act; we must file the audited financial statements presented to the shareholders within 30 days of the conclusion of the annual general meeting with the Registrar of Companies in Tamil Nadu, India, which is the state in which our registered office is located. We must also file an annual return containing a list of our shareholders and other information within 60 days of the conclusion of the meeting.

As per the directive of the Ministry of Corporate Affairs, Government of India, effective fiscal year ended March 31, 2011 onwards, the Company is required to file the audited financials in Extensible Business Reporting Language (XBRL) mode by using XBRL taxonomy.

The Company has filed the financial statements and other documents with Ministry of Corporate Affairs, Government of India (“MCA”) for the financial year 2017-18 in Extensible Business Reporting Language (XBRL) mode by using XBRL taxonomy.

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

The GAAR was originally proposed to become effective for transactions entered into on or after April 1, 2013. In September 2013, vide Notification No. 75, the Government of India had notified the applicability of the GAAR provisions along with certain threshold limits which will become effective from April 1, 2015. However, vide Finance Act, 2015 the implementation of GAAR has been deferred by 2 years so as to implement it as part of a comprehensive regime to deal with OECD’s BEPS project of which India is an active participant. Thus, GAAR provisions were applicable from fiscal 2018.

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

Taxation of Distributions: Currently, dividend income in excess of Rs.1 million per annum is taxable at the rate of 10% (plus applicable surcharge and education cess) for non-corporate resident investors.

Up to fiscal 2013, the domestic companies were liable to pay a dividend distribution tax at the rate of 16.22% inclusive of applicable surcharge and education cess. The Finance Act, 2013 has increased the surcharge on dividend distribution tax from 5% to 10% which resulted in increase in the effective rate of dividend distribution tax to 16.995% as against 16.22% effective April 1, 2013. Any distributions of additional ADSs or equity shares to resident or non-resident holders will not be subject to Indian tax. The Finance Act, 2014 made an amendment in section 115-O, which requires grossing up of dividend amount distributed for computing DDT. As a result, the effective rate of DDT increased from 16.995% to 19.994% inclusive of surcharge and cess. This was effective from October 1, 2014. Further as a result of increase in rate of surcharge in the Finance Act, 2015, the effective rate of DDT has increased to 20.3576% from 19.994%. However, for fiscal year 2019 the Government replaced existing 3 per cent education cess with a 4 per cent ‘Health and Education Cess’ resulting in effective tax rate of 20.555%. Further, the Government of India, through Finance Act, 2016, introduced a tax on dividends accrued to non-corporate resident investors in excess of  ₹1 million per annum at the rate of 10% (plus applicable surcharge and education cess). This is in addition to a dividend distribution tax payable by us.  If the effective rate of dividend distribution tax increases or new forms of taxes on distribution of profits is introduced, the dividend amount receivable by our shareholders after taxes may decrease. Any distributions of additional ADSs or equity shares to resident or non-resident holders will not be subject to Indian tax.

Minimum Alternate Tax. The Indian Government had introduced Section 115JA to the Income Tax Act which came into effect in April 1, 1997, to bring certain zero tax companies under the ambit of a Minimum Alternative Tax, or MAT. Finance Act, 2000 introduced Section 115JB to the Income Tax Act modifying the MAT provisions. Accordingly, if the tax on taxable income of a Company computed under this Act, in respect of a financial year is less than 7.5% of its book profits, the tax on total income of such Company for the relevant financial year shall be deemed to be an amount equal to 7.5%  (plus applicable surcharge & cess) of such book profits. Further, the Income tax Act provides that the MAT paid by the companies can be adjusted against its tax liability under the normal provisions of the Indian Income tax laws but limited to the extent that is over and above the tax computed under MAT provisions. The taxable rate under MAT provisions was revised over the years. The Finance Act, 2015 increased the surcharge to 12% from 10% and Finance Act, 2019 replaced 3 percent Education Cess with a 4 percent ‘Health and Education Cess’. Consequent to the aforesaid amendments, the effective rate of MAT is 21.5488% at present.

The Income Tax Act provides that the MAT paid by companies can be adjusted against its tax liability over the next fifteen years.

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

Under Section 115AC, taxable gain realized in respect of equity shares held for more than 12 months, or long-term gain, is subject to tax at the rate of 10.00% (excluding applicable surcharge and cess). Taxable gain realized in respect of equity shares held for 12 months or less, or short-term gain, is subject to tax at variable rates with a maximum rate of 40.00% (excluding applicable surcharge and cess). The actual rate of tax on short-term gain depends on a number of factors, including the country of residence of the non-resident holder and the type of income chargeable in India.

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

Buy-back of Securities. Finance Act (No.2) 2014, introduced Section 115QA to tax the distributed income of domestic company on buy back of securities at an effective rate of 23.296%. Such tax will be paid by the company before distribution of buy back amount. Correspondingly, exemption is available to the shareholder under section 10(34A).

Stamp Duty and Transfer Tax. Upon issuance of the equity shares underlying our ADSs, we are required to pay a stamp duty as prescribed by Indian Stamp Act, provided that the issue of dematerialized shares is not subject to Indian stamp duty. A transfer of ADSs is not subject to Indian stamp duty. However, upon the acquisition of equity shares from the depository in exchange for ADSs, the non-resident holder will be liable for Indian stamp duty at the rate of 0.25% of the market value of the equity shares on the redemption date. Similarly, upon a sale of shares in physical form, stamp duty at the rate of 0.25% of the market value of the equity shares on the trade date is payable, although customarily such duty is borne by the purchaser. Our equity shares, if and when issued and traded in dematerialized form, are not subject to Indian stamp duty.

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

Service Tax Brokerage or commission paid to stock brokers in connection with the sale or purchase of shares is subject to a Goods and Service tax (GST) with effect from July 1, 2017. The stock broker is responsible for collecting the GST from the shareholder and paying it to the relevant authority

Income Tax Matters

The statutory corporate income tax rate in India was 30% during fiscal year 2019 and was subject to a 12% surcharge where the taxable total income exceeds ₹ 10 crore (7% where the taxable total income is less than ₹ 10 crores but greater than ₹ 1 crore), 4% health and education cess resulting in an effective tax rate of 34.94%. We cannot assure you that the current income tax rate will remain unchanged in the future. We also cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be levied by the Government of India. Until April 1, 2002, dividends declared, distributed or paid by an Indian corporation were subject to a dividend tax of 10.2%, including the applicable surcharge for fiscal 2002, of the total amount of the dividend declared, distributed or paid. This tax is not paid by shareholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation before distribution of a dividend. Effective April 1, 2002, Indian companies were no longer to be taxed on declared dividends. The Finance Act, 2003 proposed that after April 1, 2003, dividend income will be exempt from tax for shareholders and those domestic companies will be liable to pay a dividend distribution tax at the rate of 12.5% plus a surcharge and education cess at the time of the distribution. The Finance Act 2014 has increased the rate of dividend distribution tax to 15% plus applicable surcharge and education cess resulting in an effective rate of 20.358%. However, for fiscal year 2019 the Government has replaced existing 3 per cent education cess with a 4 per cent 'Health and Education Cess' resulting in effective tax rate of 20.555%.

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

In December 2017, the United States enacted U.S. federal income tax reform, which significantly changed the U.S. federal income tax system. Although this summary considers provisions enacted under this new U.S. federal income tax law, its provisions are complex and there is limited administrative guidance about its application. Prospective investors should consult with their own tax advisors regarding the potential impact of this new U.S. federal income tax law on the U.S. federal income tax consequences to them in light of their particular circumstances.

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

Sale or Exchange of Equity Shares or ADSs. Subject to the discussion of the “passive foreign investment company” rules below, a U.S. holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder’s tax basis, determined in U.S. dollars, in the equity shares or ADSs, as applicable. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the equity shares or ADSs were held for more than one year. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes. Therefore, U.S. holders may not be able to use any U.S. foreign tax credit arising from any Indian tax imposed on the sale or exchange of equity shares or ADSs unless the credit can be applied (subject to applicable limitations) against tax due on other non-U.S. source income. The deductibility of capital losses is subject to limitations.

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

As per the amendment agreement, Citibank will make available to the Company an Annual Financial Contribution for each Program Year equal to 33% of the Depositary Service Fee collected from the ADS holders and the Contribution will be used by the Company solely to defray Program Related Expenses.

Further on September 18, 2018, the Company executed an amendment to the Letter agreements dated February 17, 2009, April 20, 2010, June 3, 2011 and October 4, 2016 with Citibank N.A., New York waiving the issuance fees for ADRs issued pursuant to the Company’s Associate Stock Option Plan on the issuance of upto 25 million ADRs. Also, the term was extended until March 31, 2025.

Direct and Indirect Payments by the Depositary to Sify

Pursuant to the Deposit Agreement with Citibank N.A, we have not received any payments from Citibank during the fiscal year ended March 31, 2019 in connection with our ADS Program

PART II

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

Based on their evaluation as of March 31, 2019, our CEO, Chairman and Managing Director and Chief Financial Officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, were effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the CEO, Chairman, Managing Director and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure

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

2)	Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2019. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in Internal Control — Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2019.

3)	Our independent registered public accounting firm, ASA & Associates LLP, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2019.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Sify Technologies Limited

Opinion on Internal Control over Financial Reporting

We have audited Sify Technologies Limited’s (“the Company”) internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company and subsidiaries as of March 31, 2019 and March 31, 2018 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three year period ended March 31, 2019 and the related notes (collectively referred to as the ‘financial statements’) and our report dated June 14, 2019 expressed an unqualified opinion on those financial statements.

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

June 14th 2019

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

Type of Service	Fiscal year ended
	march 31, 2019	march 31, 2018
(a) Audit Fees	₹ 5.70 million	₹ 5.60 million
(b) Audit Related Fees	₹ 0.51 million	-
(c) Tax Fees	-	-
(d) All Other Fees	-	-

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

NATIONAL GUIDELINES ON RESPONSIBLE BUSINESS CONDUCT (NGRBC):

On March 13, 2019, the Ministry of Corporate Affairs (MCA), Government of India, has established a set of guidelines and principles called the National Guidelines on Responsible Business Conduct (NGRBC). The Company affirms its consonance with the principles of the National Guidelines on Responsible Business Conduct (NGRBC).

1.	Businesses should conduct and govern themselves with integrity in a manner that is Ethical, Transparent and Accountable.

2.	Businesses should provide goods and services in a manner that is sustainable and safe.

3.	Businesses should respect and promote the well-being of all employees, including those in their value chains.

4.	Businesses should respect the interests of and be responsive to all their stakeholders.

5.	Businesses should respect and promote human rights.

6.	Businesses should respect and make efforts to protect and restore the environment.

7.	Businesses, when engaging in influencing public and regulatory policy, should do so in a manner that is responsible and transparent.

8.	Businesses should promote inclusive growth and equitable development.

9.	Businesses should engage with and provide value to their consumers in a responsible manner.

Item 16 H. Mine SAFETY disclosure

Not Applicable

PART III

Item 17. Financial Statements

See Item No 18

Item 18. Financial Statements

Consolidated Statements and other Financial Information

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Sify Technologies Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Sify Technologies Limited and its subsidiaries (‘the Company’) as of March 31, 2019 and 2018 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three year period ended March 31, 2019 and the related notes (collectively referred to as the ‘financial statements’).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sify Technologies Limited and its subsidiaries as of March 31, 2019 and 2018 and the results of their operations and their cash flows for each of the years in the three year period ended March 31, 2019, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (‘PCAOB’), Sify Technologies Limited’s internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 14, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Chennai, India

June 14, 2019

Sify Technologies Limited

Consolidated Statement of Financial Position

(In thousands of Rupees, except share data and as otherwise stated)

		As at March 31,		As at March 31,
	Note	2019 ₹	2018 ₹	2019 Convenience translation into US$ thousands Note 2(c)
Assets
Property, plant and equipment	5	8,636,012	7,213,421	124,850
Intangible assets	6	576,519	582,512	8,335
Lease prepayments	8	1,322,748	1,344,845	19,123
Other assets	9	1,831,937	1,108,532	26,484
Deferred contract costs	18A	30,626	-	443
Other investments	14	194,639	145,718	2,814
Deferred tax assets	10	236,046	-	3,411
Total non-current assets		12,828,527	10,395,028	185,460

Inventories	11	1,715,314	645,848	24,798
Trade and other receivables, net	12	12,627,440	10,713,886	182,553
Contract assets		33,634	-	486
Deferred contract costs	18A	82,405	-	1,191
Prepayments for current assets	13	400,883	419,221	5,796
Restricted cash	7	313,057	296,275	4,526
Cash and cash equivalents	7	1,934,918	1,991,846	27,973
Total current assets		17,107,651	14,067,076	247,323
Total assets		29,936,178	24,462,104	432,783

Equity	15
Share capital		1,804,258	1,518,413	26,084
Share premium		19,352,084	18,694,030	279,770
Share based payment reserve		306,080	309,695	4,425
Other components of equity		54,613	33,635	790
Accumulated deficit		(10,738,207)	(11,550,820)	(155,241)
Total equity attributable to equity holders of the Company		10,778,828	9,004,953	155,828

Sify Technologies Limited
Consolidated Statement of Financial Position
(In thousands of Rupees, except share data and as otherwise stated)

		As at March 31,		As at March 31,
	Note	2019 ₹	2018 ₹	2019 Convenience translation into US$ thousands Note 2(c)
Liabilities
Finance lease obligations, other than current installments	16	27,027	96,879	391
Borrowings	19	3,328,544	2,013,688	48,120
Employee benefits	17	170,811	147,480	2,469
Contract liabilities	18A	1,022,385	-	14,780
Other liabilities	18B	172,423	983,152	2493
Total non-current liabilities		4,721,190	3,241,199	68,253

Finance lease obligations, current installments	16	69,852	89,086	1,010
Borrowings	19	3,329,767	1,472,177	48,138
Bank overdraft	7	1,553,203	2,121,537	22,454
Trade and other payables	20	8,149,536	7,361,091	117,817
Contract liabilities	18A	1,333,802	-	19,283
Deferred income	21	-	1,172,061	-
Total current liabilities		14,436,160	12,215,952	208,702

Total liabilities		19,157,350	15,457,151	276,955
Total equity and liabilities		29,936,178	24,462,104	432,783

The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited
Consolidated Statement of Income
(In thousands of Rupees, except share data and as otherwise stated)

		Year ended March 31,			Year ended March 31,
	Note	2019 ₹	2018 ₹	2017 ₹	2019 Convenience translation into US$ thousands Note 2(c)
Revenue
- Rendering of services		19,640,146	19,109,169	17,033,322	283,935
- Sale of products		1,906,739	1,576,444	1,398,698	27,565
Total	22	21,546,885	20,685,613	18,432,020	311,500
Cost of goods sold and services rendered
- Rendering of services		(11,911,352)	(12,103,596)	(9,806,582)	(172,200)
- Sale of products		(1,690,872)	(1,331,354)	(2,063,639)	(24,445)
Total	24	(13,602,224)	(13,434,950)	(11,870,221)	(196,645)
Other income		217,216	189,738	145,872	3,140
Selling, general and administrative expenses	25	(4,874,620)	(4,394,814)	(3,991,273)	(70,471)
Depreciation and amortization	5 & 6	(1,533,912)	(1,754,537)	(1,758,776)	(22,176)
Profit from operating activities		1,753,345	1,291,050	957,622	25,348

Finance income	28	46,314	129,325	122,584	670
Finance expenses	28	(728,344)	(496,780)	(437,109)	(10,530)
Net finance income / (expense)		(682,030)	(367,455)	(314,525)	(9,860)

Profit before tax		1,071,315	923,595	643,097	15,488
Income tax (expense) / benefit	10	(2,612)	(194)	(698)	(38)
Profit for the year		1,068,703	923,401	642,399	15,450
Attributable to:
Equity holders of the Company		1,068,703	923,401	642,399	15,450
Non-controlling interest		-	-	-	-
		1,068,703	923,401	642,399	15,450
Earnings per share	29
Basic earnings per share		6.92	6.14	4.45	0.10
Diluted earnings per share		6.86	6.11	4.45	0.10

The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited

Consolidated Statement of Comprehensive Income

(In thousands of Rupees, except share data and as otherwise stated)

	Year ended March 31,
	2019 ₹	2018 ₹	2017 ₹	2019 Convenience translation into US$ thousands Note 2(c)
Profit for the year	1,068,703	923,401	642,399	15,450
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements of the net defined benefit liability/asset	2,671	5,379	(17,034)	39
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	18,307	1,458	(7,663)	264
Total other comprehensive income, net of taxes	20,978	6,837	(24,697)	303
Total comprehensive income	1,089,681	930,238	617,702	15,753
Total comprehensive income attributable to:
Equity holders of the Company	1,089,681	930,238	617,702	15,753
Non-controlling interest			-
	1,089,681	930,238	617,702	15,753

Sify Technologies Limited

Consolidated Statement of Changes in Equity

(In thousands of Rupees, except share data and as otherwise stated)

For year ended March 31, 2019

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained earnings / (accumulated deficit)	Total	Non- controlling interest	Total equity
Balance at April 1, 2018	1,518,413	18,694,030	309,695	33,635	(11,550,820)	9,004,953	-	9,004,953

Change in accounting policy on adoption of IFRS 15	-	-	-	-	(38,215)	(38,215)		(38,215)
Total comprehensive income for the year	-	-	-	20,978	1,068,703	1,089,681	-	1,089,681

Transactions with owners, recorded directly in equity
Call money received	281,250	618,750	-	-	-	900,000	-	900,000
Shares issued on exercise of ESOP	4,595	30,854	-	-	-	35,449	-	35,449
Dividends paid (incl dividend distribution tax)	-	-	-	-	(217,875)	(217,875)	-	(217,875)
Transferred from share based payment reserve	-	8,450	(8,450)	-	-	-	-	-
Share-based payment transactions	-	-	4,835	-	-	4,835	-	4,835
Balance at March 31, 2019	1,804,258	19,352,084	306,080	54,613	(10,738,207)	10,778,828	-	10,778,828

For year ended March 31, 2018

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained earnings / (accumulated deficit)	Total	Non- controlling interest	Total equity
Balance at April 1, 2017	1,516,875	18,680,731	305,539	26,798	(12,265,524)	8,264,419	-	8,264,419

Total comprehensive income for the year	-	-	-	6,837	923,401	930,238	-	930,238

Transactions with owners, recorded directly in equity
Call money received	-	-	-	-	-	-	-	-
Shares issued on exercise of ESOP	1,538	10,631	-	-	-	12,169	-	12,169
Dividends paid (incl dividend distribution tax)	-	-	-	-	(208,697)	(208,697)	-	(208,697)
Transferred from share based payment reserve	-	2,668	(2,668)	-	-	-	-	-
Share-based payment transactions	-	-	6,824	-	-	6,824	-	6,824
Balance at March 31, 2018	1,518,413	18,694,030	309,695	33,635	(11,550,820)	9,004,953	-	9,004,953

For year ended March 31, 2017

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained earnings / (accumulated deficit)	Total	Non- controlling interest	Total equity
Balance at April 1, 2016	1,423,125	18,474,481	287,901	51,495	(12,736,171)	7,500,831	-	7,500,831

Total comprehensive income for the year	-	-	-	(24,697)	642,399	617,702	-	617,702

Transactions with owners, recorded directly in equity
Call money received	93,750	206,250	-	-	-	300,000	-	300,000
Dividends paid (incl dividend distribution tax)	-	-	-	-	(1,69,742)	(1,69,742)	-	(1,69,742)
Transaction costs related to equity	-	-	-	-	(2,010)	(2,010)	-	(2,010)
Share-based payment transactions	-	-	17,638	-	-	17,638	-	17,638
Balance at March 31, 2017	1,516,875	18,680,731	305,539	26,798	(12,265,524)	8,264,419	-	8,264,419

The accompanying notes form an integral part of these consolidated financial statements.

Sify Technologies Limited
Consolidated Statements of Cash Flows
For the fiscal years ended March 31,
(In thousands of Rupees, except share data and as otherwise stated)

	Year ended March 31,
				2019 Convenience translation into US$ thousands
	2019 ₹	2018 ₹	2017 ₹	(Unaudited) Note 2(c)
Profit for the year	1,068,703	923,401	642,399	15,450
Adjustments for:
Depreciation and amortization	1,533,912	1,754,537	1,758,776	22,176
(Gain) / loss on sale of property, plant and equipment	(7,218)	(2,553)	(1,081)	(104)
Provision for doubtful receivables/ advances	536,290	370,000	383,534	7,753
Stock compensation expense	4,835	6,824	17,638	70
Net finance (income) / expense	682,030	367,455	314,525	9,860
Unrealized (gain)/ loss on account of exchange differences	64,100	(1,863)	(68,300)	927
Amortization of leasehold prepayments	22,096	21,728	15,939	319
Tax expense	2,612	194	698	38
Cash flow from operating activities before working capital changes	3,907,360	3,439,723	3,064,128	56,489

Change in trade and other receivables	(2,182,564)	(2,220,619)	(1,843,683)	(31,553)
Change in inventories	(1,069,467)	536,139	(440,555)	(15,461)
Change in Contract Assets	23,916	-	-	346
Change in Contract Costs	(4,312)	-	-	(62)
Change in Contract Liabilities	261,094	-	-	3,775
Change in other assets	(158,442)	(518,958)	(618,297)	(2,292)
Change in trade and other payables	1,204,143	604,701	1,379,505	17,408
Change in employee benefits	26,874	29,060	26,500	389
Change in deferred income	-	296,574	172,920	-
Cash generated from operations	2,008,602	2,166,620	1,740,518	29,039
Income taxes (paid)/ refund received	(567,222)	(46,016)	7,965	(8,200)
Net cash from / (used in) operating activities	1,441,380	2,120,604	1,748,483	20,839

Sify Technologies Limited

Consolidated Statements of Cash Flows

For the fiscal years ended March 31,

(In thousands of Rupees, except share and per share data and as otherwise stated)

	Year ended March 31,
	2019 ₹	2018 ₹	2017 ₹	2019 Convenience translation into US$ thousands (Unaudited) Note 2(c)
Cash flows from / (used in) investing activities
Acquisition of property, plant and equipment	(3,795,426)	(1,668,979)	(1,596,694)	(54,870)
Expenditure on intangible assets	(173,422)	(163,507)	(72,050)	(2,507)
Proceeds from sale of property, plant and equipment	7,318	2,425	2,281	106
Investments in corporate debt securities	(38,300)	(71,093)	(72,943)	(554)
Finance income received	26,148	106,850	129,427	378
Net cash from / (used in) investing activities	(3,973,682)	(1,794,304)	(1,609,979)	(57,447)

Cash flows from / (used in) financing activities
Proceeds from issue of share capital (including share premium)	935,448	12,169	300,000	13,524
Proceeds from / (repayment) of borrowings (net)	3,133,845	42,719	643,341	45,306
Transaction costs related to equity	-	-	(2,010)	-
Finance expenses paid	(707,937)	(491,293)	(426,696)	(10,235)
Proceeds from / (repayment of) finance lease liabilities	(89,086)	(402,954)	(602,806)	(1,288)
Payment of dividend and dividend distribution tax	(217,880)	(208,697)	(169,742)	(3,150)
Net cash from / (used in) financing activities	3,054,390	(1,048,056)	(257,913)	44,157

Net increase / (decrease) in cash and cash equivalents	522,088	(721,756)	(119,409)	7,549
Cash and cash equivalents at April 1	166,584	893,104	1,016,113	2,408
Effect of exchange fluctuations on cash held	6,100	(4,764)	(3,600)	88
Cash and cash equivalents at March 31	694,772	166,584	893,104	10,045

Refer note 3 (c) and note 7 for the composition of cash and cash equivalents.

Supplementary information
Additions to property, plant and equipment represented by finance lease obligations	-	69,700	168,715	-

Disclosure relating to changes in liabilities arising from financing activities – Refer note below

The accompanying notes form an integral part of these consolidated financial statements

Note: Reconciliation of liabilities from financing activities

			Non cash movement
Particulars	As at April 01, 2018	Cash flow	Assets acquired on lease	Foreign exchange movement	Fair value changes	As at March 31, 2019
Borrowings	3,485,865	3,133,845	-	51,500	(12,899)	6,658,311
Finance lease obligations	185,965	(89,086)	-			96,879
Total	3,671,830	3,044,759	-	51,500	(12,899)	6,755,190

			Non cash movement
Particulars	As at April 01, 2017	Cash flow	Assets acquired on lease	Foreign exchange movement	Fair value changes	As at March 31, 2018
Borrowings	3,411,078	42,719	-	45,568	(13,500)	3,485,865
Finance lease obligations	519,219	(402,954)	69,700			185,965
Total	3,930,297	(360,235)	69,700	45,568	(13,500)	3,671,830

SIFY TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Rupees, except share data and as stated otherwise)

1.	Reporting entity

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

These Consolidated Financial Statements have been approved for issue by the Board of Directors on June 14, 2019

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

Convenience translation (unaudited): Solely for the convenience of the reader, the financial statements as of and for the year ended March 31, 2019 have been translated into United States dollars (neither the presentation currency nor the functional currency of the Group) based on the reference rate in the City of Mumbai on March 31, 2019, for cable transfers in Indian rupees as published by the Reserve Bank of India which was ₹ 69.17 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollar at such a rate or at any other rate on March 31, 2019 or at any other date.

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

Application of accounting policies that require critical accounting estimates, judgments and assumptions having the most significant effect on the amounts recognized in the financial statements are:

•	Useful lives of property, plant and equipment (Note 3 e and Note 5)
•	Useful lives of intangible assets (Note 3 g and Note 6)
•	Lease classification (Note 3 h, 8, 16 and 30)
•	Identification of performance obligation and timing of satisfaction of performance obligation, measurement of transaction price on revenue recognition (Note 3 o)
•	Measurement of the recoverable amounts of cash-generating units containing goodwill (Note 3 k and Note 6)
•	Utilization of tax losses (Note 10)
•	Measurement of defined employee benefit obligations (Note 17)
•	Measurement of share-based payments (Note 27)
•	Valuation of financial instruments (Note 3 c, 4, 35 and 36)
•	Provisions and contingencies (Note 3 n and 32)

e) Change in accounting policy

Except for the changes mentioned below, the Group has consistently applied the accounting policies to all the periods

IFRS 15 - Revenue from contracts with customers

The Group has adopted IFRS 15 Revenue from Contracts with Customers with effect from April 1, 2018 by using the cumulative effect transition method and accordingly comparatives have not been retrospectively adjusted. The effect on adoption of IFRS 15 on initial application of Rs. 38,215 has been adjusted in the opening retained earnings. Refer note 3(o) for revised revenue recognition accounting policies.

Impact on the financial statements

The below table summarizes the impact of adoption of IFRS 15 on the Group’s consolidated financial statements for the year ended March 31, 2019

Consolidated Statement of Financial Position

(In thousands of Rupees, except share data and as otherwise stated)

Particulars	(As Reported) ₹	Adjustments under IFRS 15 ₹	(without adoption of IFRS 15) ₹
Assets
Property, plant and equipment	8,636,012	-	8,636,012
Intangible assets	576,519	-	576,519
Leasehold prepayments	1,322,748	-	1,322,748
Other assets	1,831,937	-	1,831,937
Deferred Contract costs	30,626	(30,626)	-
Other investments	194,639	-	194,639
Deferred tax assets	236,046	-	236,046
Total non-current assets	12,828,527	(30,626)	12,797,901
Inventories	1,715,314	-	1,715,314
Trade and other receivables (net)	12,627,440	-	12,627,440
Contract Assets	33,634	-	33,634
Deferred Contract costs	82,405	(82,405)	-
Prepayments for current assets	400,883	-	400,883
Restricted Cash	313,057	-	313,057
Cash and Bank Balances	1,934,918	-	1,934,918
Current assets	17,107,651	(82,405)	17,025,246

Total assets	29,936,178	(113,031)	29,823,147

Equity
Share capital	1,804,258	-	1,804,258
Share premium	19,352,084	-	19,352,084
Share based payment reserves	306,080	-	306,080
Other components of equity	54,613	46,633	101,246
Accumulated deficit	(10,738,207)	-	(10,738,207)
Total equity attributable to equity holders of the Company	10,778,828	46,633	10,825,461
Total Equity	10,778,828	46,633	10,825,461

Liabilities		-	-
Finance lease obligations, other than current instalments	27,027	-	27,027
Borrowings	3,328,544	-	3,328,544
Employee benefits	170,811	-	170,811
Contract Liabilities	1,022,385	(35,604)	986,781
Other liabilities	172,423	-	172,423
Total non-current liabilities	4,721,190	(35,604)	4,685,586

Finance lease obligations current instalments	69,852	-	69,852
Borrowings	3,329,767	-	3,329,767
Bank Overdraft	1,553,203	-	1,553,203
Trade and other payables	8,149,536	-	8,149,536
Contract liabilities	1,333,802	(124,060)	1,209,742
Total current liabilities	14,436,160	(124,060)	14,312,100

Total liabilities	19,157,350	(159,664)	18,997,686

Total equity and liabilities	29,936,178	(113,031)	29,823,147

Consolidated Statement of Income

(In thousands of Rupees, except share data and as otherwise stated)

Particulars	(As Reported) ₹	Adjustments under IFRS 15 ₹	(without adoption of IFRS 15) ₹
Revenue	21,546,885	12,739	21,559,624

Cost of goods sold and services rendered	(13,602,224)	(4,321)	(13,606,545)

Other income	217,216	-	217,216

Selling, general and administrative expense	(4,874,620)	-	(4,874,620)

Depreciation and amortisation	(1,533,912)	-	(1,533,912)

Income from operating activities	1,753,345	8,418	1,761,763

Finance Income	46,314	-	46,314

Finance Expenses	(728,344)	-	(728,344)

Net Finance Expenses	(682,030)	-	(682,030)

Profit before tax	1,071,315	8,418	1,079,733

Income tax (expense) / benefit	(2,612)	-	(2,612)

Profit for the period	1,068,703	8,418	1,077,121

Profit attributable to:

Equity holders of the Company	1,068,703	8,418	1,077,121

Non-controlling interest	-		-
	1,068,703	8,418	1,077,121

Basic earnings per share	6.92	0.06	6.98

Diluted earnings per share	6.86	0.06	6.92

On adoption of IFRS 15, the Group does not have a material impact on other comprehensive income and cash flows for the year except for certain adjustments to reconcile profit before tax to net cash flows from operating activities and working capital adjustments. However, there was no impact on the net cash flows from operating activities. The cash flows from investing and financing activities were not affected.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these Consolidated Financial Statements except for the changes in accounting policy mentioned in note 2 (e)

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

These derivative contracts do not qualify for hedge accounting under IFRS 9 and are initially recognized at fair value on the date the contract is entered into and subsequently re-measured at their fair value. Gains or losses arising from changes in the fair value of the derivative contracts are recognized immediately in profit or loss.

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

(ii) Depreciation

Depreciation is recognized in the consolidated statement of income on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Management’s estimated useful lives for the years ended March 31, 2019, 2018 and 2017 were as follows:

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

j.	Contract assets/liability

Contract Assets (Unbilled revenue) represents revenue in excess of billing. Contract Liability (Deferred income) represents unserviced portion of billed contracts.

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

The Group derives revenue from converged ICT solutions comprising telecom-centric services, Data Center-centric IT services which includes Data Center services, cloud and managed services, applications integration services and technology integration services.

The Group has adopted IFRS 15 Revenue from Contracts with Customers with effect from April 1, 2018 by using the cumulative effect transition method and accordingly comparatives have not been retrospectively adjusted. The effect on adoption of IFRS 15 on initial application of Rs. 38,215 has been adjusted in the opening retained earnings.

The Group recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services excluding the amount collected on behalf of third parties. Refer note 3(o) Significant accounting policies in the 2018 Annual Report in Form 20F for the previous revenue recognition policies.

The revenue recognition in respect of the various streams of revenue is described as follows

(i)	Telecom Services

Revenue from Telecom services includes Data network services and Voice services. Telecom services primarily include revenue from connectivity services, NLD/ILD services and to a lesser extent, revenues from the setup and installation of connectivity links. The group provides connectivity for a fixed period of time at a fixed rate regardless of usage. Revenue from telecom services are series of distinct services. The performance obligations are satisfied overtime.

Service revenue is recognized when services are provided, based upon period of time. The setup and installation of connectivity links are deferred and recognized over the associated contract period.

Sale of equipments are accounted as separate performance obligations if they are distinct and its related revenues are recognised at a point in time when the control is passed on to the customer.

The Group provides NLD (National Long Distance) and ILD (International Long Distance) services through Group’s network. The Group carries voice traffic, both national and international, using the network back-bone and delivers voice traffic to Inter-connect Operators. Revenue is recognised when the services are provided based upon the usage (eg: metered call units of voice traffic terminated on the Group’s network).

(ii)	Data Center Services:

Revenue from DC services consists co-location of racks and power charges. The contracts are mainly for a fixed rate for a period of time. Revenue from co-location of racks, power charges and cross connect charges are series of distinct services. The performance obligations are satisfied overtime. Service revenue is recognized as the related services are performed. Sale of equipments such as servers, switches, networking equipments, cable infrastructure and racks etc are accounted as separate performance obligations if they are distinct and its related revenues are recognised at a point in time when the control is passed on to the customer.

(iii)	Cloud and Managed Services:

Revenue from Cloud and managed services include revenue from Cloud and storage solutions, managed services, value added services, domestic and International managed services.

Revenues from Cloud and on demand compute and storage, are primarily fixed for a period of time. Revenue from Cloud and managed services are series of distinct services. The performance obligations are satisfied overtime. The group recognize service revenue as the related services are performed.

Revenues from domestic and international managed services, comprise of value added services, operations and maintenance of projects and from remote infrastructure management. Contracts from this segment are fixed and could also be based on time and material contracts.

In the case of time and material contracts, the group recognizes service revenue as the related services are performed.

In the case of fixed price contract, the group recognise revenue over a period of time based on progress towards completion of performance obligation using efforts or cost to cost measure of progress (percentage completion method of accounting).

The stage of completion is measured by efforts spent to estimated total efforts over the term of the contract.

(iv)	Technology Integration Services:

Revenue from Technology Integration Services include system integration Services, revenue from construction of Data Centers, network services, security solutions and to a lesser extent, revenue from sale of hardware and software.

Revenue from construction contract includes revenue from construction of Data Centers to the specific needs and design of the customer. The Group recognize revenue at point in time, when the customer does not take control of work-in-progress or over a period of time when the customer controls the work-in-progress. In the case where revenue is recognised over a period of time and progress is measured based on the costs incurred to date as a percentage of the total estimated costs to fulfill the contract.

If the Group does not have a sufficient basis to measure the progress of completion or to estimate the total contract revenues and costs, revenue is recognized only to the extent of contract cost incurred for which recoverability is probable.

When total cost estimates exceed revenues in an arrangement, the estimated losses are recognized in the statement of Income in the period in which such losses become probable based on the current contract estimates.

(v)	Applications Integration Services:

Revenue from Applications Integration services include online assessment, document management services, web development, digital certificate based authentication services, supply chain software and eLearning software development services. eLearning software development services consist of structuring of content, developing modules, delivery and training users in the modules developed.

Revenue from Applications Integration Services is recognised over a period of time. The progress is measured based on the amount of time/effort spent on a project. Revenue in relation to ‘time’ is measured as the agreed rate per unit of time multiplied by the units of time expended. The element of revenue related to materials is measured in accordance with the terms of the contract.

The Group enters into contracts with customers to serve advertisements in the portal and the Group is paid on the basis of impressions, click-throughs or leads and in each case the revenue is recognised rateably over the period of the contract based upon the usage (i.e on actual impressions/click throughs / leads delivered.)

Revenue from commissions earned on electronic commerce transactions are recognised when the transactions are completed.

Digital Certification revenues include income received on account of Web certification. Generally the Group does not hold after sale service commitments after the activation of the Digital Certificates sold and accordingly, revenue is recognised fully on the date of activation of the respective certificate.

Multiple deliverable arrangements

In certain cases, some elements belonging to the services mentioned above are sold as a package consisting of all or some of the elements.

The Group accounts for goods or services of the package separately if they are distinct. i.e if a good or service is separately identifiable from other promises in the contract and if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer.

The Group allocate the transaction price to each performance obligation identified in the contract on a relative stand-alone selling price basis. Standalone selling price is the price at which group would sell a promised good or service separately to the customer.

If the relative stand-alone selling prices are not available, the group estimates the same. In doing so, the group maximise the use of observable inputs and apply estimation methods consistently in similar circumstances.

Contract Cost

Costs to fulfil customer contracts i.e the costs relate directly to a contract or to an anticipated contract that the Group can specifically identify or the costs generate/ enhance resources of the group that will be used in satisfying (or in continuing to satisfy) performance obligations in the future or the costs that are expected to be recovered are recognised as asset and amortized over the contract period.

Incremental costs of obtaining a contract are recognised as assets and amortized over the contract period if entity expects to recover those costs. The Group recognise incremental cost of obtaining a contract as an expense when incurred if the amortisation period of the asset that the entity otherwise would have recognised is one year or less.

Costs to obtain a contract that is incurred regardless of whether the contract is obtained are recognised as an expense when incurred, unless those costs are explicitly chargeable to the customer regardless of whether the contract is obtained.

Significant judgments on applying IFRS 15

The group contracts with customer include promises or arrangements to transfer multiple goods or services to a customer. The group assess whether such arrangements in the contract has distinct goods or services (performance obligation). Identification of distinct performance obligation involves judgment to determine ability of customer to benefit independently from other promises in the contract.

The judgment is required to measure the transaction price for the contract. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration could be fixed amount or variable amount or could be both. Transaction price could also be adjusted for time value of money if contract includes a significant financing component.

In the case of multiple arrangements in a contract, the group allocate transaction price to each performance obligation based on standalone transaction price. The determination of standalone transaction price involves judgment.

The group uses judgment in determining timing of satisfaction of performance obligation. The group considers how customer benefits from goods or services as the services are rendered, who controls as the assets is created or enhanced, whether asset has an alternate use and the entity has an enforceable right to payment for performance completed to date, transfer of significant risk and reward to the customer, acceptance or sign off from the customer etc.,

The group uses judgement when capitalising the contract cost as to whether it generates or enhances resources of the entity that will be used in satisfying performance obligation in the future.

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

Deferred taxation arising on investments in subsidiaries and associates is recognized except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred taxation arising on the temporary differences arising out of undistributed earnings of the equity method accounted investee is recorded based on the management's intention. If the intention is to realize the undistributed earnings through sale, deferred tax is measured at the capital gains tax rates that are expected to be applied to temporary differences when they reverse. However, when the intention is to realize the undistributed earnings through dividend, the Group’s share of the income and expenses of the equity method accounted investee is recorded in the statement of income, after considering any taxes on dividend payable by the equity method accounted investee.

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

t.	Recent accounting pronouncements

(i)	Standards adopted by the Group

IFRS 15 Revenue from Contracts with Customers: In May 2014, the International Accounting Standards Board (IASB) issued IFRS 15, Revenue from Contracts with Customers.

The core principle of the new standard is that an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The standard permits the use of either the retrospective or cumulative effect transition method. The Group has adopted IFRS 15 Revenue from Contracts with Customers with effect from April 1, 2018 by using the cumulative effect transition method and accordingly comparatives have not been retrospectively adjusted. Refer note 2(e) for the impact of adoption of IFRS 15 on the Group's financial statements for the year ended March 31, 2019.

IFRIC 22 Foreign currency transactions and advance consideration: IFRIC 22 was issued on December 8, 2016 which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when an entity has received or paid advance consideration in a foreign currency. The effective date for adoption of IFRIC 22 is annual reporting periods beginning on or after January 1, 2018. The Group has adopted the amendment with effect from April 1, 2018, the effect of the adoption of IFRIC 22 on the financial statement is insignificant.

Amendments to IFRS 2, Share-based payment: In June 2016, the International Accounting Standards Board issued the amendments to IFRS 2, providing specific guidance for measurement of cash-settled awards, modification of cash-settled awards and awards that include a net settlement feature in respect of withholding taxes. It clarifies that the fair value of cash-settled awards is determined on a basis consistent with that used for equity-settled awards. Market-based performance conditions and non-vesting conditions are reflected in the ‘fair values’, but non-market performance conditions and service vesting conditions are reflected in the estimate of the number of awards expected to vest. Also, the amendment clarifies that if the terms and conditions of a cash-settled share-based payment transaction are modified with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as such from the date of the modification. Further, the amendment requires the award that includes a net settlement feature in respect of withholding taxes to be treated as equity-settled in its entirety. The cash payment to the tax authority is treated as if it was part of an equity settlement. The effective date for adoption of the amendments to IFRS 2 is annual reporting periods beginning on or after January 1, 2018. The Group has adopted the amendment with effect from April 1, 2018, the effect of the adoption of IFRS 2 on the financial statement is insignificant.

New Standards and interpretations not yet adopted

IFRS 16 leases: IFRS 16 on lease was issued on January 13, 2016 and is effective from the year January 1, 2019. The standard replaces all existing lease accounting requirements and represents a significant change in accounting and reporting of leases, with more assets and liabilities to be reported on the Statement of Financial Position and a different recognition of lease costs. The Group is currently evaluating the effect of the standard on the consolidated financial statements. The effective date of adoption of IFRS 16 - Leases is annual period beginning from 1st January 2019. The standard permits the use of either the retrospective or cumulative effect transition method.

Under retrospective method, the Group retrospectively apply the standard to each prior period presented applying IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and under the cumulative effect transition method, the effect of applying the Standard is adjusted in the opening retained earnings and the comparatives will not be retrospectively adjusted.

The Group will adopt cumulative transition method on adoption of IFRS 16 and accordingly comparatives for the year ended March 2019 will not be adjusted. The Group also has elected to apply certain practical expedients on transition to IFRS 16.

On adoption of IFRS 16, the Group will increase the right to use of assets by ₹ 810,000 approx. and an increase in lease liability of ₹ 960,000 approx.

The Company has lease prepayment amounting to ₹ 1,350,000 as of March 2019 and Indefeasible right of use (IRU) prepaid asset amounting to ₹ 490,000 as of March 2019. The same will be reclassified to Right to use asset under IFRS 16 with effect from April 1, 2019.

IFRIC 23 Uncertainty over Income Tax Treatments: IFRIC 23 was issued on June 7, 2017 to clarify the accounting for uncertainties in income taxes. The effective date for adoption of IFRIC 23 is annual reporting periods beginning on or after January 1, 2019, though early adoption is permitted. The effect on adoption of IFRIC 23 on the consolidated financial statements is expected to be insignificant.

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

The Company has evaluated the amendment and the impact of these amendments on its consolidated financial statements is expected to be insignificant.

Amendment in IFRS 3 - Business Combinations

In October 2018, the IASB issued amendments to IFRS 3 “Business Combinations” aimed at providing guidance to an entity that determines whether it has acquired a business or a group of assets. The amendments:

clarify that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs;

•	Narrowed the definitions of a business and of outputs by focusing on goods and services provided to customers and by removing the reference to an ability to reduce costs;
•	Added guidance and illustrative examples to help entities assess whether a substantive process has been acquired;
•	Removed the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs;
•	Added an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2020. The Group is currently evaluating the impact of these amendments on its consolidated financial statements.

Amendments to IAS 1 – Presentation of Financial Statements and IAS 8 – Accounting policies, changes in accounting estimates and error

In October 2018, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” (“IAS 1”) and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” (“IAS 8”) to clarify the definition of “Material” and align the definition used in conceptual framework.

The changes in Definition of Material (Amendments to IAS 1 and IAS 8) all relate to a revised definition of 'material' which is quoted below from the final amendments

Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity

The new definition of material and the accompanying explanatory paragraphs are contained in IAS 1. The definition of material in IAS 8 has been replaced with a reference to IAS 1.

The amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.

The Group is currently evaluating the impact of these amendments on its consolidated financial statements.

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

5.	Property, plant and equipment

The following table presents the changes in property, plant and equipment during the year ended March 31, 2019

	Cost				Accumulated depreciation				Carrying
Particulars	As at April 1, 2018	Additions	Disposals	As at March 31, 2019	As at April 1, 2018	Depreciation for the year	Deletions	As at March 31, 2019	amount as at March 31, 2019
Building	2,301,987	135,700	-	2,437,687	639,622	83,538	-	723,160	1,714,527
Plant and machinery	12,293,776	1,723,910	73,267	13,944,419	9,017,370	872,318	72,683	9,817,005	4,127,414
Computer equipment	1,407,816	120,371	10,865	1,517,322	1,006,370	189,606	10,805	1,185,171	332,151
Office equipment	601,793	82,636	134	684,295	346,024	79,031	134	424,921	259,374
Furniture and fittings	1,250,834	146,401	9,172	1,388,063	864,935	127,603	9,172	983,366	404,697
Vehicles	9,656	-	-	9,656	6,056	2,400	-	8,456	1,200
Total	17,865,862	2,209,018	93,438	19,981,442	11,880,377	1,354,496	92,794	13,142,079	6,839,363
Add: Construction in progress									1,796,649
Total	17,865,862	2,209,018	93,438	19,981,442	11,880,377	1,354,496	92,794	13,142,079	8,636,012

The following table presents the changes in property, plant and equipment during the year ended March 31, 2018

	Cost				Accumulated depreciation				Carrying
Particulars	As at April 1, 2017	Additions	Disposals	As at March 31, 2018	As at April 1, 2017	Depreciation for the year	Deletions	As at March 31, 2018	amount as at March 31, 2018
Building	2,301,987	-	-	2,301,987	557,439	82,183	-	639,622	1,662,365
Plant and machinery	11,585,120	795,351	86,695	12,293,776	7,864,346	1,174,083	21,059	9,017,370	3,276,406
Computer equipment	1,162,259	251,022	5,465	1,407,816	834,398	177,345	5,373	1,006,370	401,446
Office equipment	496,015	106,953	1,175	601,793	281,432	65,808	1,216	346,024	255,769
Furniture and fittings	1,093,544	157,940	650	1,250,834	753,209	112,623	897	864,935	385,899
Vehicles	9,656	-	-	9,656	3,656	2,400	-	6,056	3,600
Total	16,648,581	1,311,266	93,985	17,865,862	10,294,480	1,614,442	28,545	11,880,377	5,985,485
Add: Construction in progress									1,227,936
Total	16,648,581	1,311,266	93,985	17,865,862	10,294,480	1,614,442	28,545	11,880,377	7,213,421

The following table presents the changes in property, plant and equipment during the year ended March 31, 2017

	Cost				Accumulated depreciation				Carrying
Particulars	As at April 1, 2016	Additions	Disposals	As at March 31, 2017	As at April 1, 2016	Depreciation for the year	Deletions	As at March 31, 2017	amount as at March 31, 2017
Building	2,301,987	-	-	2,301,987	475,256	82,183	-	557,439	1,744,548
Plant and machinery	10,137,059	1,464,523	16,462	11,585,120	6,610,485	1,269,064	15,203	7,864,346	3,720,774
Computer equipment	951,508	217,549	6,798	1,162,259	702,371	138,736	6,709	834,398	327,861
Office equipment	386,702	110,001	688	496,015	228,987	53,127	682	281,432	214,583
Furniture and fittings	1,028,880	68,328	3,664	1,093,544	661,001	95,872	3,664	753,209	340,335
Vehicles	2,456	7,200	-	9,656	2,456	1,200	-	3,656	6,000
Total	14,808,592	1,867,601	27,612	16,648,581	8,680,556	1,640,182	26,258	10,294,480	6,354,101
Add: Construction in progress									267,980
Total	14,808,592	1,867,601	27,612	16,648,581	8,680,556	1,640,182	26,258	10,294,480	6,622,081

Leased assets

The Group’s leased assets include certain buildings, plant and machinery acquired under finance leases. As at March 31, 2019 the net carrying amount of buildings, plant and machinery and vehicles acquired under finance leases is ₹ 162,387 (March 31, 2018: ₹ 172,704), ₹ 294,133 (March 31, 2018: ₹ 375,884) and ₹ Nil (March 31, 2018: ₹ Nil) respectively. During the year, the Group acquired leased assets of ₹ Nil (March 31, 2018: ₹ 69,700).

In case prepayments are made towards buildings accounted for as finance leases, such prepayments are capitalized as ‘Leasehold Buildings’ (included in buildings) on the commencement of the lease term under the head ‘Property, plant and equipment’ and depreciated in accordance with the depreciation policy for similar owned assets.

Capital Commitments

As of March 31, 2019 and March 31, 2018, the Company had committed to spend approximately ₹ 3,157,693 and ₹ 1,032,695 respectively, under agreements to purchase property, plant and equipment.

Construction in progress

Amounts paid towards acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment that are not ready to be put into use are disclosed under construction-in-progress.

Capitalisation of expenses

The Company has capitalized expenses amounting to ₹ Nil (March 31, 2018: ₹ Nil) which are directly attributable to the construction of building.

Security

As at March 31, 2019 property, plant and equipment with a carrying amount of ₹ 6,375,273 (March 31, 2018: ₹5,428,499) are subject to a registered charge to secure bank borrowings.

6.	Intangible assets

Intangible assets comprise the following:

	March 31, 2019	March 31, 2018	March 31, 2017
Goodwill	14,595	14,595	14,595
Other intangible assets	561,924	567,917	544,507
	576,519	582,512	559,102

(i)	Goodwill

The following table presents the changes in goodwill during the years ended March 31, 2019 and 2018

	March 31, 2019	March 31, 2018
Balance at the beginning of the year	14,595	14,595
Effect of movement in exchange rates	-	-
Impairment loss recognized during the year	-	-
Net carrying amount of goodwill	14,595	14,595

The amount of goodwill as at March 31, 2019 and March 31, 2018 has been allocated to the Applications Integration Services segment.

(ii)	Other intangibles

The following table presents the changes in intangible assets during the years ended March 31, 2019, 2018 and 2017.

	Bandwidth Capacity	Software	License fees	Total
(A) Cost
Balance as at March 31, 2016	642,391	619,848	73,000	1,335,239
Acquisitions during the year	-	72,050	-	72,050
Disposals during the year	-	-	-	-
Balance as at March 31, 2017	642,391	691,898	73,000	1,407,289
Acquisitions during the year	-	163,505	-	163,505
Disposals during the year	-	-	-	-
Balance as at March 31, 2018	6,42,391	855,403	73,000	1,570,794
Acquisitions during the year	41,943	131,481	-	173,424
Disposals during the year	-	-	-	-
Balance as at March 31, 2019	684,334	986,884	73,000	1,744,218

(B) Amortization
Balance as at March 31, 2016	190,998	527,484	25,706	744,188
Amortization for the year	56,396	59,548	2,650	118,594
Impairment loss on intangibles	-	-	-	-
Balance as at March 31, 2017	247,394	587,032	28,356	862,782
Amortization for the year	56,895	80,550	2,650	140,095
Impairment loss on intangibles	-	-	-	-
Balance as at March 31, 2018	304,289	667,582	31,006	1,002,877
Amortization for the year	63,055	113,837	2,525	179,417
Impairment loss on intangibles	-	-	-	-
Balance as at March 31, 2019	367,344	781,419	33,531	1,182,294

(C) Carrying amounts
As at March 31, 2017	394,997	104,866	44,644	544,507
As at March 31, 2018	338,102	187,821	41,994	567,917
As at March 31, 2019	316,990	205,465	39,469	561,924

Intangible assets that were fully impaired / amortised were removed from the block.

Capital commitments

The Company had not committed to spend any amount under agreements to purchase intangible assets during the year ending March 31, 2019 and 2018.

Capitalized borrowing costs

The Company had not capitalized any interest cost during years ended March 31, 2019 and 2018.

7.	Cash and cash equivalents

Cash and cash equivalents as per consolidated statement of financial position, as at March 31, 2019 amounted to ₹ 1,934,918 (March 31, 2018: ₹ 1,991,846). This excludes cash-restricted of ₹ 313,057 (March 31, 2018: ₹ 296,275), representing deposits held under lien against working capital facilities availed and bank guarantees given by the Group towards future performance obligations.

(a) Restricted cash

	March 31, 2019	March 31, 2018	March 31, 2017
Current
Bank deposits held under lien against borrowings / guarantees from banks / Government authorities	313,057	296,275	262,907
Total restricted cash	313,057	296,275	262,907

(b) Non restricted cash
Current
Cash and bank balances	1,934,918	1,991,846	1,621,358

Total cash (a+b)	2,247,975	2,288,121	1,884,265
Bank overdraft used for cash management purposes	(1,553,203)	(2,121,537)	(991,161)
Cash and cash equivalents for the statement of cash flows	694,772	166,584	893,104

8.	Lease prepayments

	March 31, 2019	March 31, 2018
Towards land and buildings*	1,322,748	1,344,845
	1,322,748	1,344,845

* Includes ₹ 1,317,696 (March 2018:₹ 1,321,247) paid for acquiring leasehold rights of land for construction of Data Centers.

The prepayment towards land is amortized over the period of the lease on a straight line basis. In respect of buildings under operating lease, prepayments are amortized over the lease term on a straight line basis.

9.	Other assets

	March 31, 2019	March 31, 2018
Non current
Other deposits and receivables	1,831,937	1,108,532
	1,831,937	1,108,532

Financial assets included in other assets	347,189	360,378

10.	Deferred tax assets and liabilities

The tax effects of significant temporary differences that resulted in deferred tax assets and a description of the items that created these differences is given below

	Assets / (liabilities)
	March 31, 2019	March 31, 2018
Recognized deferred tax assets / (liabilities)
Deductible temporary difference
Property, Plant and Equipment	272,291	294,626
	272,291	294,626
Taxable temporary difference
Intangible assets	(146,703)	(148,106)
Finance Lease obligations	(125,588)	(146,520)
	(272,291)	(294,626)

Unused Tax credits
Mat Credit Entitlement	236,046
Net deferred tax asset (liability) recognised in Balance Sheet	236,046	-

The Group has recognised deferred tax assets on deductible temporary difference only to the extent of deferred tax liabilities on Taxable temporary difference arising during the year. In assessing the realizability of the deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of the deferred income tax assets and tax loss carry forwards is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategy in making this assessment. Based on the level of historical taxable income and projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes that the Company will realize the benefits of those recognized deductible differences. The amount of deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

Movement in temporary differences during the year

	Balance as at April 1, 2017	Recognized in income statement	Recognized in Equity	Balance as at March 31, 2018	Recognized in income statement	Recognized in Equity	Balance as at March 31, 2019
Property, plant and equipment	259,470	35,156	-	294,626	(22,335)	-	272,291
Intangible assets	(127,280)	(20,826)	-	(148,106)	1,403	-	(146,703)
Finance Lease obligations	(132,190)	(14,330)	-	(146,520)	20,932	-	(125,588)
	-	-	-	-	-	-	-

Unrecognized deferred tax assets / (liabilities)

	As at March 31, 2019	As at March 31, 2018
Deductible temporary differences	518,305	251,989
Unrecognized tax losses	117,818	536,815
	636,123	788,804

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

Income tax expense recognized in profit or loss

	March 31, 2019	March 31, 2018	March 31, 2017
Current tax expense / (benefit)
Current period	238,658	194	698

Deferred tax expense / (benefit)
Origination and reversal of temporary differences	-	-	-
MAT credit entitlement	(236,046)	-	-

Total income tax expense / (benefit)	2,612	194	698

There are no income taxes directly recognized in other comprehensive income.

Reconciliation of effective tax rate

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before taxes is summarized below:

	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017
Profit before income taxes	1,071,315	923,595	643,097
Enacted tax rates in India	34.94%	34.61%	34.61%
Computed expected tax expense / (benefit)	374,360	319,638	222,563
Effect of:
Share based payment expense not deductible for tax purposes	411	1,609	2,919
Unrecognised deferred tax assets on losses incurred during the year (net of temporary differences, if any)		-	-
Unrecognized deferred tax asset on temporary differences	48,395	26,086	(20,812)
Difference on account differential tax rates in different jurisdictions	(1,924)	(201)	(723)
Expenses/income not taxable	-	(860)	(2,562)
Recognition of previously unrecognized tax losses	(418,630)	(346,078)	(200,687)
	2,612	194	698

11.	Inventories

	March 31, 2019	March 31, 2018
Trade inventories	1,715,314	645,848
	1,715,314	645,848

The inventories amounting to ₹ 1,715,314 (March 31, 2018: ₹ 645,414) are secured in connection with bank borrowings and overdraft.

12.	Trade and other receivables

Trade and other receivables comprise:

	March 31, 2019	March 31, 2018
(i) Trade receivables, net	10,003,960	8,820,579
(ii) Other receivables including deposits	2,623,480	1,890,372
(iii) Construction contract related accruals	-	2,935
	12,627,440	10,713,886

(i)	Trade receivables as of March 31, 2019 and March 31, 2018 are stated net of allowance for doubtful receivables. The Group maintains an allowance for doubtful receivables based on expected credit loss model. Trade receivables are not collateralized except to the extent of refundable deposits received from cybercafé franchisees and from cable television operators. The Group’s exposure to credit and currency risks and impairment losses related to trade and other receivables, excluding construction work in progress is disclosed in note 36. Trade receivables consist of:

	March 31, 2019	March 31, 2018
Trade receivables from related parties	-	-
Other trade receivables	10,276,431	9,029,796
	10,276,431	9,029,796
Less: Allowance for doubtful receivables	(272,471)	(209,217)
Balance at the end of the year	10,003,960	8,820,579

The activity in the allowance for doubtful accounts receivable is given below:

	For the year ended
	March 31, 2019	March 31, 2018
Balance at the beginning of the year	209,217	234,190
Add : Additional provision, net	536,290	370,000
Less : Bad debts written off	(473,036)	(394,973)
Balance at the end of the year	272,471	209,217

(ii)	Other receivables comprises of the following items:

	March 31, 2019	March 31, 2018
Advances and other deposits (Refer Note (a) below)	969,571	544,171
Withholding taxes (Refer Note (b) below)	1,653,909	1,346,201
	2,623,480	1,890,372
Financial assets included in other receivables	69,513	48,141

Notes:

a)	Advances and other deposits primarily comprises of receivables in the form of deposits, sales tax/VAT, GST, service tax and other advances given in the ordinary course of business.

b)	Includes withholding taxes recoverable from the Department of Income-tax for which the Company has filed tax returns for refund. The Company expects to realize such refund of withholding taxes within the next 12 months.

13.	Prepayments for current assets

Prepayments for current assets comprise of the following:

	March 31, 2019	March 31, 2018
Prepayments for purchase of bandwidth	102,694	179,035
Prepayments related to insurance	4,142	1,064
Prepayments-others	271,960	217,035
Lease prepayments	22,087	22,087
	400,883	419,221

14.	Other investments

Other Investments comprise investment in unquoted equity instruments classified as financial assets at FVTOCI and investment in unquoted debt securities classified as financial assets at amortised cost. The details of such investments are given below:

	March 31, 2019	March 31, 2018
Investment in equity instruments – unquoted
Investment in equity shares of Vashi Railway Station Commercial Complex Limited	150	150
Investment in equity shares of Sarayu Clean Gen Private Limited	1,560	1,560
Investment in debt securities – unquoted
Investment in Attala Systems Corporation #	192,929	144,008
	194,639	145,718

# Note: Unsecured convertible promissory note in the amount of USD 2,789 with Attala Systems Corporation, of which USD 400 (₹ 27,669 ),USD 175 (₹ 12,115),USD 750 (₹ 51,877 ),USD 375 (₹ 25,939),USD 375(₹ 25,939),USD 500(₹ 34,586) & USD 214(₹ 14,804) matures on 25th November 2021,26th November 2021 ,17th October 2019,4th January 2020,4th April 2020,30th October 2020 & 01st January 2021 respectively. The note bears interest at the rate of five percent (5%). The promissory note is convertible to equity securities under specific terms based on triggering events as defined in the agreement.

15.	Equity

No of shares

	Year ended March 31,
	2019	2018	2017
Issued as at April 01	178,684,647	178,530,787	178,530,787
Issued for cash	-	-	-
Issued for consideration other than cash	-	-	-
Exercise of share options	4,59,700	153,860	-
Issued as at March 31	179,144,347	178,684,647	178,530,787

In fiscal 2015, the authorized share capital of the Company was enhanced by an amount of ₹ 189,000. Consequently the authorized share capital is increased to ₹ 2,040,000 divided into 204,000,000 Equity Shares, having a par value ₹ 10 per share. The holders of ordinary shares are entitled to receive dividends from time to time and are entitled to vote at meetings of the Group. All shares rank equally with regard to Group’s residual assets. 125,000,000 Equity shares are fully paid up during the current year (March 31, 2018: ₹ 7.75) paid up per share.

The directors recommended a dividend of ₹ 1.2 per paid up Equity Share of ₹ 10 each for the year 2018-19 (2017-18: ₹ 1.2 per paid up Equity share of ₹ 10 each) and is subject to approval by the shareholders at the Annual General Meeting to be held on July 05, 2019. This will involve a cash outflow of ₹ 185,477 towards dividend and ₹ 38,125 towards dividend distribution tax aggregating a total outflow of ₹ 223,602 (Previous year: ₹ 180,672 towards dividend and ₹ 37,138 towards dividend distribution tax aggregating a total outflow of ₹ 217,809).

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

The Group leases routers and other equipment under finance lease arrangements. The following is a schedule of future minimum finance lease commitments as at March 31, 2019:

	March 31, 2019			March 31, 2018
	Future minimum lease payments	Interest	Present value minimum lease payments	Future minimum lease payments	Interest	Present value minimum lease payments
Less than one year	76,651	6,799	69,852	104,916	15,830	89,086
Between one and five years	28,805	1,778	27,027	105,386	8,507	96,879
Total	105,456	8,577	96,879	210,302	24,337	185,965

17.	Employee benefits

	March 31, 2019	March 31, 2018
Gratuity payable	119,610	99,120
Compensated absences	51,201	48,360
	170,811	147,480

Gratuity cost

The components of gratuity costs recognized in the consolidated income statement for the years ending March 31, 2019, March 31, 2018 and March 31, 2017 consist of the following:

	March 31, 2019	March 31, 2018	March 31, 2017
Service cost	25,936	29,577	19,154
Interest cost	9,606	7,518	6,880
Interest income	(2,381)	(1,418)	(2,667)
	33,161	35,677	23,367

Details of employee benefit obligation and plan asset are as follows:

	March 31, 2019	March 31, 2018
Present value of projected benefit obligation at the end of the year	145,108	131,687
Funded status of the plans	(25,498)	(32,567)
Recognized (asset) / liability	119,610	99,120

The following table set out the status of the gratuity plan:

	March 31, 2019	March 31, 2018	March 31, 2017
Change in defined benefit obligation
Projected benefit obligation at the beginning of the year	131,687	109,826	91,801
Service cost	25,936	29,577	19,154
Interest cost	9,606	7,518	6,880
Remeasurements - Actuarial (gain) / loss	(5,267)	(6,872)	2,250
Benefits paid	(16,854)	(8,362)	(10,259)
Projected benefit obligation at the end of the year	145,108	131,687	109,826

	March 31, 2019	March 31, 2018	March 31, 2017
Change in plan assets
Fair value of plan assets at the beginning of the year	32,567	20,712	35,589
Interest income	2,381	1,418	2,667
Remeasurements – return on plan assets excluding amounts included in interest income	(2,596)	(1,493)	(14,785)
Employer contributions	10,000	20,292	7,500
Benefits paid	(16,854)	(8,362)	(10,259)
Fair value of plan assets at the end of the year	25,498	32,567	20,712

Actual return on plan assets	-	(75)	(12,118)

Actuarial assumptions at end of the year:

The principal actuarial assumptions as on March 31, 2019, 2018 and 2017 were as follows:

	March 31, 2019	March 31, 2018	March 31, 2017
Discount rate	6.95% P.a	7.30% P.a	6.85% P.a
Long-term rate of compensation increase	7.00% P.a	7.00% P.a	7.00% P.a
Expected long term rate of return on plan assets	7.00% P.a	7.00% P.a	7.00% P.a
Average future working life time	4.37 years	4.38 years	4.39 years

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

The Group assesses these assumptions with the projected long-term plans of growth and prevalent industry standards.

Contributions: The Group expects to contribute ₹ 147,031 (March 31, 2018: ₹ 124,991) to its gratuity fund during the year ending March 31, 2020.

The expected benefit payments to be made in the next few years are as under:

Year	March 31, 2019	March 31, 2018
1 Year	25,580	24,983
2 to 5 years	87,963	79,348
6 to 10 years	61,091	56,595
More than 10 years	37,070	34,386

Plan assets: The Gratuity plan’s weighted-average asset allocation at March 31, 2019 and March 31, 2018, by asset category is as follows:

	March 31, 2019	March 31, 2018
Funds managed by insurers	100%	100%

Remeasurements of the net defined benefit liability recognized in other comprehensive income

Amount recognized in other comprehensive income for the years ending March 31, 2019, 2018 and 2017 are as follows:

	March 31, 2019	March 31, 2018	March 31, 2017
Remeasurements of the net defined benefit liability
Actuarial (gain)/loss
- Change in demographic assumptions	-	-	-
- change in financial assumptions	2,358	(2,806)	3,271
- experience variance	(7,625)	(4,066)	(1,021)
- return on plan assets, excluding amounts recognized in net interest expense/ income	2,596	1,493	14,784
	(2,671)	(5,379)	17,034

Sensitivity Analysis of significant actuarial assumption

Sensitivity analysis for the defined benefit obligations will increase/ decrease by the amounts mentioned below if there is a variation of 100 basis points in the discount rate and salary escalation rate.

	Discount rate		Salary escalation rate
	Increase by 100 bps (₹ ‘000s)	Decrease by 100 bps (₹ ‘000s)	Increase by 100 bps (₹ ‘000s)	Decrease by 100 bps (₹ ‘000s)
Present Value of Defined Benefit Obligation	138,553	152,243	151,916	138,689

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

Contributions to defined contribution plans

In accordance with Indian law, all employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and employer make monthly contributions to the plan, each equal to a specified percentage of employee’s basic salary. The Group has no further obligations under the plan beyond its monthly contributions. The Group contributed ₹ 115,505, ₹ 102,340 and ₹85,006 for the years ended March 31, 2019, 2018 and 2017. The Group has contributed to 401(K) plan on behalf of eligible employees amounting to ₹ 8,648 (March 31, 2018: ₹ 8,692) during the year ended March 31, 2019.

18.	Contract balances and Other liabilities

A)	Contract balances

The following table provides information about receivables, contract assets and contract liabilities from the contracts with the customers

Particulars	March 2019		March 2018
Trade Receivables		10,003,960		8,820,579
Contract Assets – Unbilled Revenue		33,634		57,550
Contract liabilities – Deferred Income
Current contract liabilities	1,333,802		1,172,061
Non current contract liabilities	1,022,385		776,106
Total Contract liabilities – Deferred Income		2,356,187		1,948,167

The following table provides the movement in contract assets (unbilled revenue) for the year ended March 31, 2019

Particulars	₹.
Balance as of April 1, 2018	57,550
Less: Invoiced during the period	23,916
Balance as at March 31, 2019	33,634

The following table provides the movement in contract liabilities (Deferred Income) for the year ended March 31, 2019

Particulars	₹.
Balance as of March 31, 2018	1,948,167
Add: Impact due to adoption of IFRS 15	146,926
Balance as of April 1, 2018	2,095,093
Less: Revenue recognized during the period	(11,610,003)
Add: Invoiced during the period but revenue not recognized	11,869,275
Add: Translation gain or (loss)	1,822
Balance as at March 31, 2019	2,356,187

Contract Cost and Amortisation

Costs to fulfil customer contracts are deferred and amortized over the contract period. For the year ended March 31, 2019 the Company has capitalised ₹ 168,498 and amortised ₹ 164,177 There was no impairment loss in relation to the capitalised cost.

Incremental costs of obtaining a contract are recognised as assets and amortized over the contract period. The Company recognises incremental cost of obtaining a contract as an expense when incurred if the amortisation period of the asset that the entity otherwise would have recognised is one year or less.

B)	Other Liabilities

	March 31, 2019	March 31, 2018
Deferred income and other liabilities	172,423	983,152
	172,423	983,152
Financial liabilities included in other liabilities	172,423	207,046

19.	Borrowings

	March 31, 2019	March 31, 2018
Current
Term bank loans (Refer note 1 below)	964,030	387,810
Other working capital facilities (Refer note 2 below)	1,243,513	476,245
Borrowings from others (Refer note 3 below)	1,122,224	608,122
	3,329,767	1,472,177
Non current
Term bank loans (Refer note 1 below)	2,009,569	1,157,173
Borrowings from others (Refer note 3 below)	1,318,975	856,515
	3,328,544	2,013,688

The Group has borrowings which include:

1.	The term loans bear interest rate ranging from 3.50% to 4.50% plus 6 months LIBOR in the case of Foreign currency term loans and 9.00% to 10.50% for others (March 31, 2018 - 8.65 % to 9.50%) and repayable in equal quarterly installments within a tenor of 3 to 5 years after moratorium periods ranging from 6 months to one year in certain cases.

This also includes Buyers’ credit of ₹ 573,325 which are repayable over a period of 1 to 3 years. The loans bear interest rate ranging from 2.5% to 3.5%

Of total balance, an amount of ₹ 37,500 is primarily secured by charge on movable fixed assets funded by term loan and also collaterally secured by extension of EM of title deeds of property at Noida in the name of M/s Pace Info Com Park Pvt Ltd (Merged with the Sify from 1st April 2014). An amount of ₹ 415,249 is primarily secured by EM of title deeds of property of the company at Rabale at Mumbai and plant and machinery at Rabale Data Center 4th floor and the balance ₹ 392,630 is secured by property at Vashi in Mumbai. ₹ 971,888 is secured by company’s receivables.

2.	Working capital facilities:

(a)	Cash credit facilities amounting to ₹ 2,797,143 bank guarantees and all non-fund facilities availed by the Group are primarily secured by way of pari-passu first charge on the entire current assets of the Group to all working capital bankers under consortium.

(b)	In addition to the above, out of these Cash Credit facilities,

(i)       exposure amounting to ₹ 2,021,351 is collaterally secured by way of pari-passu charge on the unencumbered movable fixed assets of the Group, both present and future.

(ii)      exposure amounting to ₹ 1,342,568 is collaterally secured by way of equitable mortgage over the properties at TIDEL Park, Chennai and Vashi, Vile Parle at Mumbai

(iii)     exposure amounting to ₹ 775,792 is collaterally secured by equitable mortgage over the land and building at Noida, Uttar Pradesh and

(iv)    the exposure amounting to ₹ 443,905 is collaterally secured by equitable mortgage over the Vashi property at Mumbai.

(c)       These working capital facilities bear interest ranging from 4.15% to 10.75% p.a. [March 31, 2018 – 4.15% to 9.25%% p.a.] and these facilities are subject to renewal annually.

3.	Borrowings from others include secured borrowings, that are secured against relevant assets and unsecured borrowings. These loans carry an interest rate ranging from 8.59% p.a to 12.50% p.a. (March 31, 2018 - 9.00% p.a to 12.50% p.a.)

20.	Trade and other payables

	March 31, 2019	March 31, 2018
Trade payables	2,971,821	2,865,626
Advance from customers	463,450	285,611
Accrued expenses	4,129,534	3,644,004
Other payables	584,731	565,850
	8,149,536	7,361,091

Financial liabilities included in trade and other payables	7,447,426	6,780,747

21.	Deferred income

	March 31, 2019	March 31, 2018
Contract liabilities (Previous year - Deferred income)	1,333,802	-
Deferred income	-	1,172,061
	1,333,802	1,172,061

22.	Revenue

	Year ended
	March 31, 2019	March 31, 2018	March 31, 2017
Rendering of services
Service revenue*	18,230,837	13,703,004	13,284,271
Installation service revenue	1,409,309	5,406,165	3,749,051
	19,640,146	19,109,169	17,033,322
Sale of products	1,906,739	1,576,444	1,398,698
	21,546,885	20,685,613	18,432,020

* Revenue from operating leases amount to ₹ 19,983 (March 31, 2019), ₹211,990 (March 31, 2018) and ₹394,100 (March 31, 2017) (refer to note 30)

Note: Revenue disaggregation as per business segment and geography has been included in segment information (See Note 31).

23.	Performance obligations and remaining performance obligations

The Group has applied the practical expedient provided in the standard and accordingly not disclosed the remaining performance obligation relating to the contract where the performance obligation is part of a contract that has an original expected duration of one year or less and has also not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date.

The following table provides revenue expected to be recognised in the future related to performance obligation that are unsatisfied (or partially satisfied) at the reporting date:

To be recognized	Amount
Within one year	1,180,941
One to three years	505,842
Three years or more	122,007

24.	Cost of goods sold and services rendered

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

25.	Selling, general and administrative expenses

	Year ended
	March 31, 2019	March 31, 2018	March 31, 2017

Personnel expenses	1,474,755	1,441,496	1,236,206
Marketing and promotion expenses	267,241	301,072	278,638
Administrative and other expenses*	3,132,624	2,652,246	2,476,429
	4,874,620	4,394,814	3,991,273

* Includes net foreign exchange loss of ₹ 51,936, Nil and ₹ Nil for the years ended March 31, 2019, 2018 and 2017 respectively

26.	Personnel expenses

	Year ended
	March 31, 2019	March 31, 2018	March 31, 2017
Salaries and wages	2,655,665	2,391,957	1,995,635
Contribution to provident fund and other funds	157,314	146,709	118,101
Staff welfare expenses	26,539	22,006	28,236
Employee stock compensation expense	4,835	6,824	17,638
	2,844,353	2,567,496	2,159,610
Attributable to cost of goods sold and services rendered	1,369,598	1,126,000	923,404
Attributable to selling, general and administrative expenses	1,474,755	1,441,496	1,236,206

27.	Share-based payments

Share based payments are designed as equity-settled plans. Under the equity settled plans, the Group had issued stock options under Associate Stock Option Plan (ASOP) 1999, ASOP 2000, ASOP 2002, ASOP 2005, ASOP 2007 and ASOP 2014. Each option entitles the holder to purchase one American Depository Share (ADS) at an exercise price determined by the Compensation committee on the date of the grant. There are no options outstanding in respect of ASOP 1999, ASOP 2000, ASOP 2002, ASOP 2005 and ASOP 2007 plans as at March 31, 2019. Our stock option plans are detailed as under:

Associate Stock Option Plan 2014

In July 2014, the shareholders of the Company approved a new scheme for allotment of shares to employees i.e. Associate Stock Option Plan 2014. 2,50,00,000 shares are reserved for this plan. Consequently 58,70,800 options were granted to the employees on January 20, 2015. The Company has granted additional 3,35,000, 1,50,000, 5,25,000 and 1,84,300 options to employees during the year 2018-19, 2017-18, 2016-17 and 2015-16 respectively.

The options vest in the following manner:

4,304,600 Options (Option Plan I):        3/5th of the options vest at the end of one year from the date of grant. The remaining 2/5th vests at the end of every half year during second and third years from the date of grant in four equal instalments

487,700 Options (Option Plan II):          2/5th of the options vest at the end of one year from the date of grant. The remaining 3/5th vests at the end of every half year during second, third and fourth years in six equal instalments

2,272,800 Options (Option Plan III):      2/5th of the options vest at the end of two years from the date of grant. The remaining 3/5th vests at the end of every half year during third, fourth and fifth years in six equal instalments.

The stock options can be exercised within a period of twelve months from the date of last vesting.

As the number of stock options and the price of those options were made known to each allottee, the Plan has been considered as a fixed price grant. Stock option activity under the ASOP 2014 and ASOP 2007 Plan is as follows:

No. of options granted, exercised and forfeited	Number of options	Weighted average exercise price in ₹	Number of options	Weighted average exercise price in ₹	Number of options	Weighted average exercise price in ₹
	2019	2019	2018	2018	2017	2017
Outstanding at the beginning of the year	5,180,440	78.79	5,837,400	73.55	5,665,800	79.10
Granted during the year	335,000	115.79	150,000	146.23	525,000	58.69
Forfeited during the year	(467,440)	79.10	(653,100)	79.10	(353,400)	79.10
Expired during the year	-	-	-	-	-	-
Exercised during the year	(459,700)	79.10	(153,860)	79.10	-	-
Outstanding at the end of the year	4,588,300	78.84	5,180,440	78.79	5,837,400	73.55
Exercisable at the end of the year	4,441,848	78.28	4,340,070	79.00	3,711,130	79.14

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

A summary of information about fixed price stock options outstanding with respect to ASOP 2014 is furnished below:

As at	Range of exercise price in ₹	Number outstanding at March 31	Weighted average exercise price in ₹	Weighted average remaining contractual life	Number exercisable at March 31	Weighted average exercise price In ₹
March 31, 2019	57.66 - 146.23	4,588,300	78.84	0.80 - 5.84 years	4,441,848	78.84
March 31, 2018	57.66 - 146.23	5,180,440	57.66 - 146.23	0.06 - 4.81 years	4,340,070	78.79

The assumptions used in Black Scholes model to arrive at the fair value on grant date for the options granted during the year are summarised below:

Grant date	Apr 24, 2018	Jul 24, 2018	Oct 22, 2018	Jan 31, 2019
Category	Category III	Category III	Category III	Category III
Current market price	₹ 150.31	₹ 136.23	₹ 94.72	₹ 119.09
Exercise price	₹ 135.28	₹ 122.82	₹ 85.25	₹ 107.18
Expected term	2-5 years	2-5 years	2-5 years	2-5 years
Volatility	53.1% to 97.8%	38.06% to 79.29%	48.51% to 70.62%	53.04% to 72.78%
Dividend yield	12%	12%	12%	12%
Discount rate	3%	2%	2%	2%

28.	Financial income and expense

	Year ended
	March 31, 2019	March 31, 2018	March 31, 2017
Interest income on bank deposits	26,025	25,168	26,463
Others	20,289	104,157	96,121
Finance income	46,314	129,325	122,584
Interest expense on lease obligations	14,747	31,169	88,138
Bank charges (including letter of credit, bill discounting and buyer’s credit charges)	97,757	92,332	93,698
Interest expense on borrowings	615,840	373,279	255,273
Finance expense	(728,344)	(496,780)	(437,109)
Net finance income / (expense) recognized in profit or loss	(682,030)	(367,455)	(314,525)

29.	Earnings per share

The calculation of basic earnings per share for the years ended March 31, 2019, 2018 and 2017 is based on the profit / (loss) attributable to ordinary shareholders of ₹ 1,068,703, ₹ 923,401 and ₹ 642,399 respectively and a weighted average number of shares outstanding of 154,330,243, 150,417,470 and 144,498,253 respectively, calculated as follows:

	Year ended
	March 31, 2019	March 31, 2018	March 31, 2017
Net profit – as reported	1,068,703	923,401	642,399

Weighted average number of shares – basic	154,330,243	150,417,470	144,498,253
Basic earnings per share	6.92	6.14	4.45

Weighted average number of shares – diluted	155,757,426	151,064,039	144,498,253
Diluted earnings per share	6.86	6.11	4.45

Weighted average number of ordinary shares basic

	Year ended March 31,
	2019	2018	2017
Issued fully paid ordinary shares at April 01	53,684,647	53,530,787	53,530,787
Effect of shares issued on exercise of stock options	226,075	11,683	-
Effect of partly paid shares (Note 1)	100,419,521	9,687,5000	90,967,466
Weighted average number of equity shares and equivalent shares outstanding	154,330,243	150,417,470	144,498,253

Weighted average number of ordinary shares diluted

	Year ended March 31,
	2019	2018	2017
Weighted average number of ordinary shares (basic)	154,330,243	150,417,470	144,498,253
Effect of stock options (Note 2)	1,427,183	646,569	-
Weighted average number of equity shares outstanding (diluted)	155,757,426	151,064,039	144,498,253

Note 1: During the year ended March 31, 2011, 125,000,000 ordinary shares were issued to the existing promoter group on a private placement basis. As of March 31, 2019, these shares were fully paid up to the extent of ₹ 10 (March 31, 2018: ₹ 7.75) per share. Refer note 15.

Note 2: The Group has issued Associated Stock Options (ASOP 2014 - Refer Note 27) of which 45,88,300 options are outstanding as at March 31, 2019. These could potentially dilute basic earnings per share in the future.

30.	Operating leases

The Group leases office buildings and other equipment under operating lease arrangements that are renewable on a periodic basis at the option of both the lessor and the lessee. Some of the leases include rent escalation clauses. Rental expenses under these leases were ₹ 527,523, ₹ 463,283 and ₹ 424,829 for the years ended March 31, 2019, 2018 and 2017 respectively. The schedule of future minimum rental payments in respect of operating leases is set out below:

As at March 31, 2019

Lease obligations	Total	Less than 1 year	1-5 years	More than 5 years
Non-cancellable operating lease obligations	878,501	112,358	435,566	330,577

As at March 31, 2018

Lease obligations	Total	Less than 1 year	1-5 years	More than 5 years
Non-cancellable operating lease obligations	990,859	112,358	491,948	386,553

Operating lease income:

The company has given plant and machinery under operating lease arrangements to its customers the period of which are generally up to 5 years. The schedule of minimum lease rental incomes in respect of these operating lease arrangements are given below:

	As at March 31, 2019	As at March 31, 2018
Receivables not later than one year	19,847	17,472
Receivables later than one year and not later than five years	24,220	27,853
	44,067	45,325

31.	Segment reporting

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

The Group’s operating segment information for the years ended March 31, 2019, 2018 and 2017, are presented below:

Year ended March 31, 2019

		Data Center-centric IT services
	Telecom- centric Services (A)	Data Center Services (i)	Cloud and Managed Services (ii)	Technology Integration Services (iii)	Applications Integration Services (iv)	Total (B)= (i)+(ii)+(iii)+(iv)	Total (C) = (A)+(B)
Segment revenue	11,601,041	3,144,900	1,474,099	3,486,942	1,839,903	9,945,844	21,546,885
Allocated segment expenses	(8,991,908)	(2,015,123)	(1,227,540)	(3,241,351)	(1,930,673)	(8,414,687)	(17,406,595)
Segment operating income / (loss)	2,609,133	1,129,777	246,559	245,591	(90,770)	1,531,157	4,140,290
Unallocated expenses:
Selling, general and administrative expenses							(1,070,249)
Depreciation and amortization							(1,533,912)
Other income / (expense), net							217,216
Finance income							46,314
Finance expenses							(728,344)
Profit / (loss) before tax							1,071,315
Income tax (expense) / benefit							(2,612)
Profit / (loss) for the year							1,068,703

Year ended March 31, 2018

		Data Center-centric IT services
	Telecom- centric Services (A)	Data Center Services (i)	Cloud and Managed Services (ii)	Technology Integration Services (iii)	Applications Integration Services (iv)	Total (B)= (i)+(ii)+(iii)+(iv)	Total (C) = (A)+(B)
Segment revenue	9,981,730	2,434,561	956,672	3,444,642	3,868,008	10,703,883	20,685,613
Allocated segment expenses	(7,653,359)	(1,753,440)	(1,052,720)	(2,933,507)	(3,288,028)	(9,027,695)	(16,681,054)
Segment operating income / (loss)	2,328,371	681,121	(96,048)	511,135	579,980	1,676,188	4,004,559
Unallocated expenses:
Selling, general and administrative expenses							(1,148,710)
Depreciation and amortization							(1,754,537)
Other income / (expense), net							189,738
Finance income							129,325
Finance expenses							(496,780)
Profit / (loss) before tax							923,595
Income tax (expense) / benefit							(194)
Profit / (loss) for the year							923,401

Year ended March 31, 2017

		Data Center-centric IT services *
	Telecom- centric Services (A)	Data Center Services (i)	Cloud and Managed Services (ii)	Technology Integration Services (iii)	Applications Integration Services (iv)	Total (B)= (i)+(ii)+(iii)+(iv)	Total (C) = (A)+(B)
Segment revenue	10,173,014	1,975,076	919,960	2,687,852	2,676,118	8,259,006	18,432,020
Allocated segment expenses	(8,050,025)	(1,489,135)	(824,979)	(2,306,170)	(2,186,512)	(6,806,796)	(14,856,821)
Segment operating income / (loss)	2,122,989	485,941	94,981	381,682	489,606	1,452,210	3,575,199
Unallocated expenses:
Selling, general and administrative expenses							(1,004,673)
Depreciation and amortization							(1,758,776)
Other income / (expense), net							145,872
Finance income							122,584
Finance expenses							(437,109)
Profit / (loss) before tax							643,097
Income tax (expense) / benefit							(698)
Profit / (loss) for the year							642,399

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

Geographic segments

The Group has two geographic segments India and rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

Description	India	Rest of the world	Total
Revenues
Year ended March 31, 2019	16,879,558	4,667,327	21,546,885
Year ended March 31, 2018	16,649,473	4,036,140	20,685,613
Year ended March 31, 2017	13,441,211	4,990,809	18,432,020

The Group does not disclose information relating to non-current assets located in India and rest of the world as the necessary information is not available and the cost to develop it would be excessive.

During the year, Group does not have more than 10% of the total revenue from one customer (Previous year, revenue from one customer of the Group's Data center-centric IT Services segment is ₹ 2,261,482 which is more than 10% of the Group's total revenue).

32.	Contingencies

a) During the previous years, the Group had received assessment orders from the Income-tax Department of India for various financial years disallowing certain expenditure like bandwidth charges and foreign currency payments for non-deduction of withholding taxes. The Company appealed against those orders before Commissioner of Income Tax (Appeals) (CIT(A)) and received favorable orders. The department has filed appeals before Income Tax Appellate Tribunal (ITAT) disputing CIT(A) orders. The Group believes that the appeal by the department is not sustainable and consequently no loss contingency is necessary as at March 31, 2019. Income tax claims against the company as at March 31, 2019 amounted to ₹ 8,028 (March 31, 2018: ₹ 8,028).

b) Contingencies due to certain service tax claims as at March 31, 2019 amounted to ₹ 443,005 (March 31, 2018: ₹ 468,878) and sales tax claims amounted to ₹ 1,080 (March 31, 2018: ₹1,080).

c) The Group during the year ended March 31, 2009 entered into a contract with Emirates Integrated Telecom for the construction and supply of capacity from the Europe India Gateway. As per the contract with Emirates, the Group is required to pay its share of decommissioning costs if any that may arise in the future. No provision has been made by the Group for such decommissioning costs as the amount of provision cannot be measured reliably as at March 31, 2019.

d) Effective 2012-13, the Company has participated in the Export Promotion Capital Goods Scheme (“the scheme”) under which capital equipment is permitted to be imported against a specific license at a substantially reduced customs duty, subject to fulfilment of obligation to export services rendered by use of capital equipment imported under the scheme to the extent of over 6 times (March 31,2018: 6 times) the value of duty saved over a period of 6 years (March 31,2018: 6 years) from the date of obtaining the license. In case of failure to meet the export obligation, the company would be liable to pay the differential between the normal duty and the duty saved under the scheme along with interest.

As of March 31, 2019, the company is holding 58 (March 31, 2018: 48) licenses with a corresponding export obligation of ₹ 4,851,099 (March 31, 2018: ₹ 3,926,074). Considering the track record of the exports, the Company believes it would be able to meet the export obligation within the time frame and would not be exposed to any liability on account of the above scheme.

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

On a related matter, the service providers had approached TDSAT (the ‘Tribunal’) on what items of income are liable for calculation of license fee and what all items of income on which license fees are not liable to be paid. The Tribunal by its order dated April 23, 2015 held that revenue from sale of scrap, treasury income etc are to be included as part of AGR. The Tribunal has also passed an order asking DOT to levy at most nominal amount as token penalty with interest if permissible at the lower rates. The Company had approached Honourable High Court of Madras (Court) in 2013 by filing a writ petition prohibiting Department of Telecommunications (DOT) from levying license fee on non-licensed activities. An interim order was passed by the Court restraining DOT from recovering license fee in respect of non- telecom activities for the writ petition filed in 2013. Also, the Group has received notices for earlier years from DoT claiming Licence fee on the total Income (including income from Non-Licensed activities). The Group has replied to these notices stating that licence fees are not payable on income from non-licensed activities. The Group believes that it has adequate legal defences against these notices and that the ultimate outcome of these actions may not have a material adverse effect on the Group's financial position and result of operations.

b)	(ii) The present licence for ISP under Unified License issued by DOT on June 2, 2014 provides for payment of Licence fee on pure internet services. However, the Group through Internet Service Providers Association of India (ISPAI) challenged the said clause before TDSAT and has not made payment in this regard. TDSAT passed a stay order on DOT from charging the Licence fee on pure internet services. The group has appropriately accounted for any adverse effect that may arise in this regard in the books of account. The Company is party to additional legal actions arising in the ordinary course of business. Based on the available information as at March 31, 2019, the Company believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect. However, in the event of adverse judgment in all these cases, the maximum financial exposure would be ₹ 91,628 (March 31, 2018: ₹ 91,128)

c)	The Company has received an order passed under section 7A of the Employees Provident Fund & Miscellaneous Provisions Act, 1952 from Employees Provident Fund Organization (EPFO) claiming provident fund contribution aggregating to ₹ 6,432 on special allowances paid to employees. The company has filed a writ petition before High court of Madras and obtained the stay of demand. In Feb 2019, the Supreme Court held, in a similar case, that Special allowances paid by the employer to its employee will be included in the scope of basic wages and subject to provident fund contribution. However, the Supreme Court has not fixed the effective date of order.

34.	Related parties

The related parties where control / significant influence exists are subsidiaries and associates. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director whether executive or otherwise. Key management personnel include the board of directors and other senior management executives. The other related parties are those with whom the Group has had transaction during the years ended March 31, 2019, 2018 and 2017 are as follows:

Particulars	Country of incorporation	% of Ownership interest
		March 31, 2019	March 31, 2018
Holding Company
Infinity Satcom Universal Private Limited	India	-	-
Raju Vegesna Infotech & Industries Private Limited (Subsidiary of Infinity Satcom Universal Private Limited)	India	-	-
Ramanand Core Investment Company Private Limited (Subsidiary of Raju Vegesna Infotech & Industries Private Limited)	India	-	-
Subsidiaries
Sify Technologies (Singapore) Pte. Limited	Singapore	100	100
Sify Technologies North America Corporation	USA	100	100
Sify Data and Managed Services Limited	India	100	100
Sify Infinit Spaces Limited	India	100	100

The following is a summary of the related party transactions for the year ended March 31, 2019:

Transactions	Holding Company	Associates	Others	Key Management Personnel
Consultancy services received	-	-	-	300
Sitting fees paid	-	-	-	1,270
Salaries and other short term benefits	-	-	-	38,032
Contributions to defined contribution plans	-	-	-	1,675
Share based payment transactions	-	-	-	-
Lease rentals paid**	1,190	-	4,535	-
Dividend paid	133,677	-	17,436	-
Call money received	900,000	-	-	-
Amount of outstanding balances
Advance lease rentals and refundable deposits made**	-	-	2,600	-
Lease rentals payable**	-	-	563	-

The following is a summary of the related party transactions for the year ended March 31, 2018:

Transactions	Holding Company	Associates	Others	Key Management Personnel
Consultancy services received	-	-	-	200
Sitting fees paid	-	-	-	1,330
Salaries and other short term benefits	-	-	-	39,105
Contributions to defined contribution plans	-	-	-	1,675
Share based payment transactions	-	-	-	1,347
Lease rentals paid**	1,061	-	4,483	-
Dividend paid	126,600	-	16,700	-
Call money received		-	-	-
Amount of outstanding balances
Advance lease rentals and refundable deposits made**	-	-	2,600	-
Lease rentals payable**	-	-	125	-

The following is a summary of the related party transactions for the year ended March 31, 2017:

Transactions	Holding Company	Associates	Others	Key Management Personnel
Consultancy services received	-	-	-	240
Sitting fees paid	-	-	-	1,410
Salaries and other short term benefits	-	-	-	40,053
Contributions to defined contribution plans	-	-	-	1,642
Share based payment transactions	-	-	-	3,752
Lease rentals paid**	1,035	-	4,385	-
Dividend paid	102,030	-	13,903	-
Call money received	300,000	-	-	-
Amount of outstanding balances
Advance lease rentals and refundable deposits made**	-	-	2,558	-
Lease rentals payable**	-	-	413	-

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

During the year 2011 - 12, the Company had also entered into a lease agreement with M/s Raju Vegesna Developers Private Limited, a Company in which Mr. Ananda Raju Vegesna, Executive Director of the Company and Mr. Raju Vegesna, Chairman and Managing director of the Company exercise significant influence, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 30 (Rupees Thirty Thousand Only) per month. The agreement provides for the automatic renewal for further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years.

During the year 2010-11, the Company had entered into a lease agreement with Ms. Radhika Vegesna, daughter of Mr. Ananda Raju Vegesna, Executive Director of the company, to lease the premises owned by her for a period of three years effective June 1, 2010 on a rent of ₹294 (Rupees Two Ninety Four Thousand Only) per month and payment of refundable security deposit of ₹2,558. This arrangement will automatically be renewed for a further period of two blocks of three years with all the terms remaining unchanged.

35.	Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by each category as at March 31, 2019 were as follows:

Particulars	Note	Financial assets/ liabilities at amortised costs	Financial assets / liabilities at FVTPL	Financial assets / liabilities at FVTOCI	Total carrying value	Total fair value
Assets
Cash and cash equivalents	7	2,247,975	-	-	2,247,975	2,247,975
Other assets	9	347,189	-	-	347,189	347,189
Trade receivables	12	10,003,960	-	-	10,003,960	10,003,960
Other receivables	12	69,513	-	-	69,513	69,513
Other investments	14	192,929	-	1,710	194,639	194,639
Liabilities
Bank overdraft	7	1,553,203	-	-	1,553,203	1,553,203
Finance lease liabilities	16	96,879	-	-	96,879	96,879
Other liabilities	18	172,423	-	-	172,423	172,423
Borrowings from banks	19	4,217,112	-	-	4,217,112	4,217,112
Borrowings from others	19	2,441,199	-	-	2,441,199	2,441,199
Trade and other payables	20	7,442,360	-	-	7,442,360	7,442,360
Derivative financial liabilities	20	-	5,066	-	5,066	5,066

The carrying value and fair value of financial instruments by each category as at March 31, 2018 were as follows:

Particulars	Note	Financial assets/ liabilities at amortised costs	Financial assets / liabilities at FVTPL	Financial assets / liabilities at FVTOCI	Total carrying value	Total fair value
Assets
Cash and cash equivalents	7	2,288,121	-	-	2,288,121	2,288,121
Other assets	9	360,378	-	-	360,378	360,378
Trade receivables	12	8,820,579	-	-	8,820,579	8,820,579
Other receivables	12	48,141	-	-	48,141	48,141
Other investments	14	144,008	-	1,710	145,718	145,718
Liabilities
Bank overdraft	7	2,121,537	-	-	2,121,537	2,121,537
Finance lease liabilities	16	185,965	-	-	185,965	185,965
Other liabilities	18	207,046	-	-	207,046	207,046
Borrowings from banks	19	2,021,228	-	-	2,021,228	2,021,228
Borrowings from others	19	1,464,637	-	-	1,464,637	1,464,637
Trade and other payables	20	6,779,018	-	-	6,779,018	6,779,018
Derivative financial liabilities	20	-	1,729	-	1,729	1,729

Details of financial assets hypothecated as collateral

The carrying amount of financial assets as at March 31, 2019 and 2018 that the Group has provided as collateral for obtaining borrowings and other facilities from its bankers are as follows:

	As of
	March 31, 2019	March 31, 2018
Cash and cash equivalents	2,066,625	2,067,397
Other assets	253,696	358,106
Trade receivables	9,882,707	8,713,161
Other receivables	81,777	41,007
	12,284,805	11,179,671

Derivative financial instruments

(a)	Forwards and options

Foreign exchange forward contracts and options are purchased to mitigate the risk of changes in foreign exchange rates associated with certain payables, receivables and forecasted transactions denominated in certain foreign currencies. These derivative contracts do not qualify for hedge accounting under IFRS 9 and are initially recognized at fair value on the date the contract is entered into and subsequently re-measured at their fair value. Gains or losses arising from changes in the fair value of the derivative contracts are recognized immediately in profit or loss. The counterparties for these contracts are generally banks or financial institutions. The following table gives details in respect of the notional amount of outstanding foreign exchange contracts as at March 31, 2019 and 2018.

	As of
	March 31, 2019	March 31, 2018
Forward contracts
In U.S. Dollars (Sell)	-	-
In U.S. Dollars (Buy)	2,637	-

The Company recognized a net loss on the forward contracts of ₹ 9,164 (March 31, 2018: ₹ 7,479 – Net Loss) for the year ended March 31, 2019.

The forward exchange contracts and option contracts mature between one and twelve months. The table below summarizes the notional amounts of derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

	As of
	March 31, 2019	March 31, 2018
	(US $)	(US $)
Buy:
Not later than one month	246	-
Later than one month and not later than three months	1,729	-
Later than three months and not later than six months	662	-
Later than six months and not later than one year	-	-

(b)	Cross Currency Swap:

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

The Group recognized a net loss on the cross currency swaps of ₹ Nil [March 31, 2018: ₹ 7,987 (net loss)] for the year ended March 31, 2019.

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

The maturity of these contracts extends till five years. The table below summarizes the cash flows (interest) of these derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

	As of
	March 31, 2019		March 31, 2018
	Receivable (US $)	Payable (US $)	Receivable (US $)	Payable (US $)
Less than 1 year	106	149	210	283
One to two years	12	18	106	149
Two to three years	-	-	12	18
Three to four years	-	-	-	-
Four to five years	-	-	-	-
Total cash flows	118	167	328	450

Total notional amount outstanding as of March 31, 2019 is US $ 3,163 (March 31, 2018: US $ 5,272).

Net loss on account of interest rate swaps amount to ₹ 3,838 for the year ended March 31, 2019 (March 31, 2018: ₹ 1,560 – net Gain).

Fair value measurements:

The details of assets and liabilities that are measured on fair value on recurring basis are given below:

	Fair value as of March 31, 2019			Fair value as of March 31, 2018
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Derivative financial assets – gain on outstanding forward/options contracts	-	-	-	-	-	-
Liabilities
Derivative financial liabilities – loss on outstanding forward/options contracts	-	-	4,585	-	-	-
Derivative financial liabilities - loss on outstanding cross currency swaps	-	-	-	-	-	-
Derivative financial liabilities - loss on outstanding interest rate swaps	-	-	481	-	-	1,729

•	Level 1 – unadjusted quoted prices in active markets for identical assets and liabilities.
•	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
•	Level 3 – unobservable inputs for the asset or liability
o	Loss on cross currency swaps are valued using present value of cash flows from the swap contract estimated using swap rates calculated from respective countries’ yield curves.

Interest income/ (expenses), gains/ (losses) recognized on financial assets and liabilities

Recognized in profit or loss

	Year ended
	March 31, 2019	March 31, 2018	March 31, 2017
Financial assets at amortised cost
Interest income on bank deposits	26,025	25,168	26,463
Interest income from other financial assets	20,289	104,157	96,121
Impairment loss of trade receivables	(536,290)	(370,000)	(383,534)

Financial assets at fair value through profit or loss
Net change in fair value of derivative financial instruments gain/(loss)	1,247	8,365	10,828

Financial liabilities at amortised cost
Interest expenses on lease obligations	(14,747)	(31,169)	(88,138)
Interest expenses on borrowings from banks, others and overdrafts	(617,087)	(381,644)	(255,273)

36.	Financial Risk Management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risk

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Board of Directors has established a risk management policy to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management systems are reviewed periodically to reflect changes in market conditions and the Group’s activities. The Group Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures and reviews the risk management framework. The Group Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

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

The Chief Financial Officer is responsible for monitoring the counterparty credit risk and has been vested with the authority to seek Board’s approval to hedge such risks in case of need.

Exposure to credit risk

The gross carrying amount of financial assets, net of any impairment losses recognized represents the maximum credit exposure. The maximum exposure to credit risk as at March 31, 2019 and 2018 was as follows:

	March 31, 2019	March 31, 2018
Cash and cash equivalents	2,247,975	2,288,121
Other assets	347,189	360,378
Trade receivables	10,003,960	8,820,579
Other receivables	69,513	48,141
Other investments	194,639	145,718
	12,863,276	11,662,937

Financial assets that are past due but not impaired

There is no other class of financial assets that is past due but not impaired other than trade receivables. The age analysis of trade receivables have been considered from the date of invoice. The ageing of trade receivables, net of allowances that are past due, is given below:

Period (in days)	March 31, 2019	March 31, 2018
Past due 181 - 270 days	1,329,107	825,461
Past due 271 - 365 days	366,628	272,913
More than 365 days	1,215,053	885,644
	2,910,788	1,984,018

See note 12 for the activity in the allowance for impairment of trade account receivables.

Financial assets that are not past due

Cash and cash equivalents, other assets, other receivables and finance lease receivables are neither past due nor impaired. The total trade receivables that are not past due as at March 31, 2019 amounts to ₹ 7,093,172 (March 31, 2018: ₹ 6,836,561) and impairment has not been recorded on the same.

Details of collateral and other credit enhancements held

	March 31, 2019	March 31, 2018
Security deposits received for Internet access services	-	497

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

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2019

	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years
Non-derivative financial liabilities
Bank overdrafts	1,553,203	1,553,203	1,553,203	-	-
Finance lease liabilities	96,879	105,456	76,651	28,805	-
Other liabilities	172,423	172,423	172,423	-	-
Borrowing from banks	4,217,112	4,773,794	2,476,767	1,753,552	543,475
Borrowings from others	2,441,199	2,759,903	1,323,890	1,345,659	90,354
Trade and other payables	7,447,426	7,447,426	7,447,426	-	-
	15,928,242	16,812,205	13,050,360	3,128,016	633,829

As at March 31, 2018

	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years
Non-derivative financial liabilities
Bank overdrafts	2,121,537	2,121,537	2,121,537	-	-
Finance lease liabilities	185,965	210,302	105,274	101,888	3,140
Other liabilities	207,046	207,046	207,046	-	-
Borrowing from banks	2,021,228	2,240,152	949,352	1,209,181	81,619
Borrowings from others	1,464,637	1,851,840	769,409	893,774	188,657
Trade and other payables	6,779,018	6,779,018	6,779,018	-	-
	12,779,431	13,409,895	10,931,636	2,204,843	273,416

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

Currency risk: The Group’s exposure in US $, Euro and other foreign currency denominated transactions gives rise to Exchange Rate fluctuation risk. Group’s policy in this regard incorporates:

•	Forecasting inflows and outflows denominated in US$ for a twelve-month period
•	Estimating the net-exposure in foreign currency, in terms of timing and amount
•	Determining the extent to which exposure should be protected through one or more risk-mitigating instruments to maintain the permissible limits of uncovered exposures.
•	Carrying out a variance analysis between estimate and actual on an ongoing basis and taking stop-loss action when the adverse movements breaches the 5% barrier of deviation, subject to review by Audit Committee.

The Group’s exposure to foreign currency risk as at March 31, 2019 was as follows:

All amounts in respective currencies as mentioned (in thousands)

	US $	CA $	CHF	EUR	GBP	DHS	HK $
Cash and cash equivalents	2,776	-	-	-	-	-	-
Trade receivables	12,704	-	1	16	-	-	-
Trade payables	(7,660)	-	(1)	(55)	-	(49)	-
Foreign currency loan	(11,459)	-	-	-	-	-	-
Net balance sheet exposure	(3,639)	-	-	(39)	-	(49)	-

The Group’s exposure to foreign currency risk as at March 31, 2018 was as follows:

All amounts in respective currencies as mentioned (in thousands)

	US $	CA $	CHF	EUR	GBP	DHS	HK $
Cash and cash equivalents	3,835	-	-	-	-	-	-
Trade receivables	11,310	-	-	66	8	-	-
Trade payables	(10,076)	-	(1)	(29)	-	(57)	(2)
Foreign currency loan	(20,005)	-	-	-	-	-	-
Net balance sheet exposure	(14,936)	-	(1)	37	8	(57)	(2)

Sensitivity analysis

A 10% strengthening of the rupee against the respective currencies as at March 31, 2019 and 2018 would have increased / (decreased) other comprehensive income and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2018.

	Other comprehensive income	Profit or ( loss)
March 31, 2019	-	25,508
March 31, 2018	-	96,585

A 10% weakening of the rupee against the above currencies as at March 31, 2019 and 2018 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Interest Rate Risk: Interest rate risk is the risk that an upward movement in interest rates would adversely affect the borrowing costs of the group.

Profile

At the reporting date the interest rate profile of the Group’s interest –bearing financial instruments were as follows:

	Carrying amount
	March 31, 2019	March 31, 2018
Fixed rate instruments
Financial assets

- Fixed deposits with banks	446,224	413,082
- Investment in debt securities	192,929	144,008

Financial liabilities

- Borrowings from banks	63,940	609,382
- Borrowings from others	2,441,199	1,464,637

Variable rate instruments
Financial liabilities
- Borrowings from banks	4,153,170	1,411,846
- Bank overdrafts	1,553,203	2,121,537

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

Cash flow sensitivity for variable rate instruments

An increase of 100 basis points in interest rates at the reporting date would have increased / (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis has been performed on the same basis as 2018.

	Equity	Profit or (loss)
March 31, 2019	-	(44,897)
March 31, 2018	-	(32,644)

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

As on March 31, 2019, these shares are fully paid to the extent of ₹ 10 (March 31, 2018: ₹ 7.75) per share. As of March 31, 2019, entities affiliated with our CEO, Chairman and Managing Director, Raju Vegesna, beneficially owned approximately 85.99% of our outstanding equity shares.

38.	Corporate Social Responsibility (CSR) expenditure

Section 135 of the Companies Act, 2013, requires Company to spend towards Corporate Social Responsibility (CSR). The Company is expected to spend ₹ 13,500 towards CSR in compliance of this requirement. A sum of ₹ 13,700 has been spent during the current year towards CSR activities as per details given below. The amount spent during the current year also includes previous year balance of ₹ 200. Balance amount to be spent pertaining to previous year is ₹ 100

	Amount (₹)
Organization	2018-19	2017-18
VIRRD Trust, Dwarakha Tirumala	12,000	6,300
M/s Thiruvahindrapuram Veda Vidya Trust	200	-
M/s Jateeya Vidya Seva Samithi	-	2,500
Sri Hanuman Mani Education & Culture Trust	-	740
Government ITI Bhimavaram IMC Society	500	-
Kaviraja Sahitya Viharamu	500	-
ML Jaisimha Cricket 365 Academy	500	-
Special Children Sports Meet	-	*
Book Donations to District Institute of Education and Training, Angaluru	-	-
Total	13,700	9,540

39.	Capital Management

The Group's capital comprises equity share capital, share premium, and other equity attributable to equity holders. The primary objective of Group's capital management is to maximise shareholders value. The Group manages its capital and makes adjustment to it in light of the changes in economic and market conditions. The Group does so by adjusting dividend paid to shareholders. The total capital as on March 31, 2019 is ₹ 10,778,828 (Previous Year: ₹ 9,004,953). No changes were made in the objectives, policies or processes for managing capital of the Group during the current and previous year.

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

SIFY TECHNOLOGIES LIMITED

	By:	/s/ Raju Vegesna
	Name:	Raju Vegesna
	Title:	CEO & Managing Director

	By:	/s/ M P Vijay Kumar
	Name:	M P Vijay Kumar
Date: June 14, 2019	Title:	Chief Financial Officer

