Form 20-F
period 2020-03-31
SIFY TECHNOLOGIES LTD
filed 2020-07-29
CIK 1094324

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________________________

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended March 31, 2020.

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

TIDEL Park, 2nd Floor, 4, Rajiv Gandhi Salai, Taramani, Chennai 600113 India

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol	Name of each Exchange on which registered

American Depository Shares, each represented by One Equity Share, par value ₹ 10 per share	SIFY	NASDAQ Capital Market (NASDAQ-CM)

Securities registered or to be registered pursuant to Section 12(g) of the Act

Title of each class	Name of each Exchange on which registered

None	Not Applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

Not Applicable

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

179,223,247 Equity Shares.

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
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

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

Yes ☐   No ☑

Currency of Presentation and Certain Defined Terms

Unless the context otherwise requires, references in this annual report to “we,” “us,” the “Company,” “Sify” or “Satyam Infoway” are to Sify Technologies Limited, a limited liability Company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. In January 2003, we changed the name of our Company from Satyam Infoway Limited to Sify Limited. In October 2007, we again changed our name from Sify Limited to Sify Technologies Limited. “Sify”, “SifyMax.in,”, “Sify e-ports” and “Sify online” are trademarks used by us for which we have already obtained registration certificates in India. All other trademarks or trade names used in this Annual Report on Form 20-F for the year ended March 31, 2020 (the “Annual Report”) are the property of their respective owners. In this Annual Report, references to “$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “₹”, “Rs.,” “rupees” or “Indian rupees” are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to the “Group” mean Sify Technologies Limited and its subsidiaries. References to “equity shares” refer to our Indian Equity Shares, which are not traded on an exchange in India or the United States. References to “ADSs” refer to our American Depositary Shares, which are traded on the NASDAQ Capital Market under the symbol “SIFY.”

For your convenience, this Annual Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this Annual Report, all translations from Indian rupees to U.S. dollars contained in this Annual Report have been based on the reference rate in the City of Mumbai on March 31, 2020 for cable transfers in Indian rupees as published by the Reserve Bank of India (RBI), which was ₹ 75.386 per US $1.00.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

Summary of Consolidated Financial Data

You should read the summary of consolidated financial data below in conjunction with the Company's consolidated financial statements and the related notes, as well as the section entitled “Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report. The summary of consolidated statements of income data for the five years ended March 31, 2020, 2019, 2018, 2017 and 2016 and the summary of consolidated Statement of Financial Position as of March 31, 2020, 2019, 2018, 2017 and 2016 have been derived from our audited consolidated financial statements and related notes to the consolidated financial statements which were prepared and presented in accordance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB). Historical results are not necessarily indicative of future results.

Sify Technologies Limited

Consolidated Statement of Income

(In thousands of Rupees, except share and per share data and as otherwise stated)

	Year ended March 31,
	2020 ₹	2019 ₹	2018 ₹	2017 ₹	2016 ₹	2020 Convenience translation into US$ in thousands, except share and per share data
						(See Note 1)
Revenue	22,952,067	21,546,885	20,685,613	18,432,020	15,034,896	304,461
Cost of goods sold and services rendered	(14,364,827)	(13,602,224)	(13,434,950)	(11,870,221)	(9,103,864)	(190,551)
Other income	97,155	217,216	189,738	145,872	104,885	1,289
Selling, general and administrative expenses	(4,513,646)	(4,874,620)	(4,394,814)	(3,991,273)	(3,479,287)	(59,874)
Depreciation and amortization	(2,290,777)	(1,533,912)	(1,754,537)	(1,758,776)	(1,598,037)	(30,387)
Profit / (loss) from operating activities	1,879,972	1,753,345	1,291,050	957,622	958,593	24,938

Finance income	193,877	46,314	129,325	122,584	45,437	2,572

Finance expenses	(1,054,133)	(728,344)	(496,780)	(437,109)	(565,712)	(13,983)
Net finance income / (expense)	(860,256)	(682,030)	(367,455)	(314,525)	(520,275)	(11,411)
Profit / (loss) before tax	1,019,716	1,071,315	923,595	643,097	438,318	13,527
Income tax (expense) / benefit	(314,339)	(2,612)	(194)	(698)	135	(4,170)
Profit / (loss) for the year attributable to equity holders	705,377	1,068,703	923,401	642,399	438,453	9,357

Earnings per share
Basic earnings per share	3.94	6.92	6.14	4.45	3.11	0.05
Diluted earnings per share	3.90	6.86	6.11	4.45	3.10	0.05

Dividend paid per share *
Fully paid up (₹ 10 per share)	-	1.20	1.20	1.00	1.00	-
Partly paid up (₹ 7.75 per share)	-	1.04	0.93	0.70	0.70	-

* Excluding dividend distribution tax

Particulars

(Rupees in thousands, except share and per share data)

Balance Sheet data

	March 31,					Convenience translation into US$ in thousands, except share and per share data (see note 1 )
	2020	2019	2018	2017	2016	2020
	₹	₹	₹	₹	₹	$
Cash and cash equivalents including restricted cash	2,651,085	2,247,975	2,288,121	1,884,265	1,735,880	35,167

Net current assets	142,564	2,671,491	1,851,124	700,522	1,046,673	1,891

Total assets	34,255,392	29,936,178	24,462,104	21,534,054	18,601,926	454,401

Total equity attributable to equity shareholders of the Company	11,351,308	10,778,828	9,004,953	8,264,419	7,500,831	150,576

Capital Stock	21,163,069	21,156,342	20,212,444	20,197,606	19,897,606
No of equity shares	179,223,247	179,144,347	178,684,647	178,530,787	178,530,787

Cash Flow Data
Net cash provided by / (used in):
Operating activities	5,042,818	1,441,380	2,120,604	1,748,483	2,442,662	66,893
Investing activities	(4,326,319)	(3,973,682)	(1,794,304)	(1,609,979)	(1,566,051)	(57,389)
Financing activities	3,921	3,054,389	(1,048,056)	(257,913)	(580,313)	52

Notes

1.	Reference to shares and per share amounts refers to our equity shares. Our outstanding equity shares include equity shares held by a depository underlying our ADSs. Effective September 24, 2002, one ADS represented one equity share.

Exchange Rates

Our functional currency is the Indian rupee. The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables.

On March 31, 2020, the reference rate in the City of Mumbai for cable transfers in Indian rupees as published by RBI was ₹75.386.

On July 27, 2020, the reference rate in the City of Mumbai for cable transfers in Indian rupees as published by RBI was ₹74.76

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

COVID-19 Impact

The COVID-19 pandemic is having an impact on our entire risk landscape and will continue to impact, the extent of which depends on various factors which are beyond the control of the Group. We have incorporated COVID-19 commentary below, which gives an overview of the related uncertainties and potential impacts on the Group. These are to be considered along-with the principal risk factors that are highlighted below.

COVID-19 PANDEMIC

The global COVID-19 pandemic is having an impact on our associates, operations, suppliers, customers, governments and the general public. The COVID-19 pandemic has resulted in a series of measures implemented by governments around the world aimed at mitigating the further spread of the virus. These measures include restrictions on travel, closure of national borders, imposition of quarantines, prolonged closures of workplaces and curfews or other social distancing measures. The extent of the impact on the Group is dependent on a variety of factors including, but not limited to, the length of lockdowns in India and the geographies in which our customers and suppliers operate, levels of employee absence, virus recurrence, insolvency rates, unemployment levels, nature and extent of any government interventions, severity of economic effects and the subsequent speed and nature of the recovery.

The COVID-19 pandemic has resulted in adverse impacts on sales activity and demand, which may be partially offset by increased use of connectivity, data center and cloud usage by existing customers. There is a potential that supply chain issues and/or prolonged associate absence may inhibit our ability to deliver products and services to customers, with an associated impact on our customer experience.

With a prolonged economic downturn, we may be exposed to material bad debt if a significant number of our large corporate customers and smaller and medium enterprises experience financial distress or insolvency. The collective impacts of the pandemic and associated economic downturn could negatively impact our cash position and ability to fund desired investment projects and ongoing operations.

Due to the uncertainty of the duration and economic impact of the COVID-19 pandemic, we are continually evaluating variety of scenarios with the financial impacts across the Group, as well as assessing the liquidity mitigation options that could be used if required. We have also carried out risk assessments for each of our customer-facing business units, considering potential strategic, operational, regulatory and associate related impacts.

The following are the risk factors that we envisage to be affected as a result of COVID-19 Pandemic:

Political Risk

The COVID-19 pandemic presents challenges related to our infrastructure resilience, support for staff and customers, with any failure to manage these challenges likely to create governmental and political pressure on the Group.

Industry Regulations

Our associates are focused on maintaining critical services and meeting customers’ needs. An inflexible approach to regulation during the COVID-19 pandemic could stretch the delivery capability of our associates and could result in significant non-compliance.

Cyber Security

The sustained absence of key staff due to the COVID-19 pandemic could adversely affect our ability to defend against cyber-attacks. We continue to develop our cyber defense capability, make use of proactive threat-hunting and invest more in automatic detection and prevention systems. If we are unable to successfully implement these enhancements, we may not be able to keep pace with the evolving threat and protect our assets and our customers’ assets.

Supply Chain

Our supply chain which has a combination of global partners and domestic partners in India, could be adversely affected by the COVID-19 pandemic. While we take all efforts to minimize the risks, any adverse impact on our supply chain could impact our customer experience, result in higher costs and cause potential damage to our brand.

IT Projects

Our IT projects with reference to improving customer experiences, automate processes, simplify products play critical role in our transformation journey. With the COVID-19 pandemic, the resources could become scarcely available for these transformational projects (e.g., shortage due to availability, remote working and also other important developments due to the impact of COVID-19) and could negatively impact customer experience, operational efficiency and thereby ability to make future investments.

Customer Projects

COVID-19 related challenges like associate absenteeism, impact on supplier and customer businesses, may also impact our ability to deliver all aspects of the projects. There are delays in recognition of a small portion revenue, as there are delays in obtaining sign-off from customers. Due to the negative business impact on our clients’ business and operations, there have been requests for discount, delayed payment terms and postponement of new installations. There are possibilities of invocation of Force Majeure clauses in contract. All of these may impact our future revenue, profitability and cash generation adversely.

Associate Engagement

Due to cost optimization and austerity measures that may be required to be taken by us if the COVID-19 pandemic adversely affects our businesses and liquidity in the future, we may fail to retain employees and attract suitable talents to the company. The productivity of our employees may be negatively impacted due to isolated remote working from home, quarantine requirements, negative social sentiment and personal anxiety. Our operations could get disrupted if any of the employees test positive for COVID-19 after returning to office. We could be subject to lawsuits from employees alleging exposure to health risks as we transition them to working from office or clients’ place. All these could further adversely affect our ability to continue the operations and develop our business.

Risk of Fixed Cash Outflow

A few of our business have fixed costs like office space, associate costs and there are semi-variable costs like networking costs, maintenance costs, power and fuel costs. With the adverse impact of COVID-19, we might have to continue to make payments towards these expenses irrespective of the amount we would be able to receive from the customers. Cost of insurance could go up due the impact of COVID-19 on insurance companies. This could adversely impact profitability and liquidity of the Group. A deterioration in liquidity might have an adverse effect of Board’s assessment of going concern.

Expansion and Replacement Capex

COVID-19 pandemic could adversely impact customer demands and also the liquidity and/or ability to raise additional funds for expansion of business and replacement of existing capital expenditure to sustain current businesses. This could affect our ability to grow and make profits.

Compliance Costs

Due to stricter regulations due to COVID-19, our cost of compliance of safety regulations for associates, partners, customers and vendors could increase. Higher costs have to be incurred to ensure a safe and hygienic workplace for operations that are run from office. This would impact the profitability which might not be correspondingly reflected in the product pricing.

Significant Control Failure

COVID-19 pandemic has had significant impact in the way our business processes are being carried out. Due to the demanding times and the changes that were required to be made to combat the situation causes, our internal controls over financial reporting could have been exposed to inherent risks which may not help us prevent or detect misstatements. This could result in financial misstatement, financial loss or key decision being taken based on incorrect information.

Privacy and Data Protection

Due to COVID-19 pandemic, an increased number of our associates are currently working from home, which presents additional data security and privacy related risks.

Geo-political Risks

The COVID-19 pandemic presents challenges related to our infrastructure resilience, support for staff and customers and related to macro-economic factors like, increase in unemployment across economies, extended recession in the economy, with any failure to manage these challenges likely to create geo-political tension and social unrest, which could impact the profitability of the Group.

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

IT spending of customers is often driven by the growth in revenue of customers. Global economic slowdown in the past has reduced the IT spending budgets of our customers and have in the past adversely affected and may in the future adversely affect our revenue, profitability and results of operation. Global economic performance also has a bearing on our Infrastructure and e-Learning businesses. Currency fluctuations will also lead to variations in revenue. The Infrastructure Managed Services, National Long Distance (‘NLD’) / International Long Distance (‘ILD’) business and eLearning may be affected in terms of prices and growth.

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

For the year ended March 31, 2020, we have recognized a net loss of ₹ 2.98 million ($0.04 million) arising on account of foreign exchange fluctuations. If foreign exchange currency markets continue to be volatile, such fluctuations in foreign currency exchange rates could materially and adversely affect our results of operations in future periods. Also, the volatility in the foreign currency markets may make it difficult to hedge our foreign currency exposures effectively and make them expensive.

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

In July 2012, the RBI mandated conversion of foreign currency balances held in Export Earners Foreign Currency (EEFC) Accounts, before the end of subsequent month of the transaction. This may force us to convert foreign currency balances to INR at an unfavorable exchange rate, which will result in loss.

Intense competition in our businesses could prevent us from improving our profitability and we may be required to further modify the rates we charge for our services in response to new pricing models introduced by new and existing competition which would significantly affect our revenues.

We operate in extremely competitive markets where the investment capability and the size of the competitors are much larger than us. For instance, Our corporate network services compete with well-established companies, including Bharti Airtel, Tata Communications Limited, the Government-owned telecom companies, Bharat Sanchar Nigam Limited and Mahanagar Telephone Nigam Limited and new players like Reliance Jio

The large players, may enjoy significant competitive advantages over us, including greater financial resources, which could allow them to charge prices that are lower than ours in order to attract customers. These factors could result in actual average selling prices of our services. With the entry of a new player, the retail internet market has seen significant reduction in prices by all operators due to pricing strategy by the new entrant. This has significantly affected the customer base and the average revenue per user of the existing operators. We may see similar trends in enterprise market as well, which may have an adverse effect on our revenues and operating margins. We expect the market for Internet access and other connectivity services to remain extremely price competitive. Increased competition may result in operating losses, loss of market share and diminished value in our services, as well as different pricing, service or marketing decisions. In addition, competition may generally cause us to incur unanticipated costs associated with research and product development. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as the availability of skilled employees in India, the price at which our competitors offer comparable services, and the extent of our competitors’ responsiveness to their clients’ needs. We cannot assure you that we will be able to successfully compete against current and future competitors, or that we will not lose key employees or customers to such competitors, which may adversely affect our business and results of operations.

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

There has been acute power shortage in the past in India and hence, there could be a reduction in the availability of electricity. Where there is non-availability of power supply in Data Centers, we resort to alternate sources of power (fuel) and the running of the Data Centers mainly depend on the availability of fuel, which will increase the cost of operations. Additionally, non-availability of power/fuel will disrupt our operations and it would be difficult for our customers to access data during such times.

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

Our competitors offering similar services are all large telecom companies who make substantial investments in building their brand image across their services. Conversely, we are focused on IT infrastructure services over data networks and we believe that we enjoy the reputation of a specialist in these services. However, if we do not build up awareness as well as our brand and reputation over time, the sheer weight of investments in brand development by the larger telecommunication providers will dilute our brand recognitions and competitive advantages.

Any loss of business from our top clients could reduce our revenue and significantly impact our business.

In fiscal 2020, none of the customers accounted for revenue more than 10%. The services we offer for specific clients are likely to vary from year to year. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. A number of factors other than our performance could cause the loss of or reduction in business or revenue from a client, and these factors are not predictable. For example, a client may demand price reductions, change its outsourcing strategy or move work in-house. If we lose one of our major clients or if one of our major clients significantly reduces its volume of business with us, our revenues and profitability could be reduced.

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

We are increasingly bidding to work with Governments and Governmental agencies. Projects involving Governments or Governmental agencies carry various risks inherent in the Government contracting process, including the following:

•	Such projects may be subject to a higher risk of reduction in scope or termination than other contracts due to political and economic factors such as changes in Government, pending elections or the reduction in, or absence of, adequate funding;

•	Terms and conditions of Government contracts tend to be more onerous than other contracts and may include, among other things, extensive rights of audit, more punitive service level penalties and other restrictive covenants. Also, the terms of such contracts are often subject to change due to political and economic factors;

•	All Government bids are subject to Bank Guarantee depending upon the size of the tender. Any shortfall in service, inability to deliver committed SLA during the project may force the Government to invoke the bank guarantee leading to huge cash losses;

•	Government contracts are often subject to more extensive scrutiny and publicity than other contracts. Any negative publicity related to such contracts, regardless of the accuracy of such publicity, may adversely affect our business or reputation;

•	Participation in Government contracts could subject us to stricter regulatory requirements, which may increase our cost of compliance; and

•	Such projects may involve multiple parties in the delivery of services and require greater project management efforts on our part. Any failure in this regard may adversely impact our performance.

•	In addition, we operate within jurisdictions in which local business practices may be inconsistent with international regulatory requirements, including anti-corruption and anti-bribery regulations prescribed under the U.S. Foreign Corrupt Practices Act (“FCPA”), which, among other things, prohibits giving or offering to give anything of value with the intent to influence the awarding of Government contracts. Also, Prevention of Corruption (Amendment) Bill 2013, (“PCA”) prohibits giving bribe to a public servant. Although we believe that we have adequate policies and enforcement mechanisms to ensure legal and regulatory compliance with the FCPA, PCA and other similar regulations, it is possible that some of our employees, subcontractors, agents or partners may violate any such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions, including penalties. If we fail to comply with legal and regulatory requirements, our business and reputation may be harmed.

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

Prior to 2013-14 we did not pay dividends due to the losses incurred in the previous years and non-availability of divisible profits under Indian law. In view of the consistent positive performance of the Company, we paid dividends till the previous fiscal year of 2018-19. For the current year, considering the looming uncertainty over the economic conditions in the light of COVID-19, the Board of Directors have recommended that no dividend be paid and have advised to conserve capital for financing expansion.

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

The Government of India, through Finance Act, 2020, has withdrawn Dividend Distribution Tax wherein the dividends are now taxable in the hands of the shareholders. These dividends when declared by an Indian company is subject to withholding tax provisions, where tax would be deducted at source by the company and paid to the Government, which shall be available as tax credit for the shareholders. This could impact the net cash earnings of the shareholders. The Government of India could change the incident of taxation, the rate of withholding tax, the availability of tax credit for shareholders in the future, which will have direct impact on the earnings of the shareholders.

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

On April 23, 2020, Sify Technologies Limited (the “Company”) received a letter from the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”) indicating that, based upon the closing bid price of the Company’s common stock for the last 30 consecutive business days, the Company did not meet the minimum bid price of $1.00 per share required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2).

The letter also indicated that the Company will be provided with a compliance period of 180 calendar days in which to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(A).

Given the extraordinary market conditions, Nasdaq has determined to toll the compliance periods for the bid price and market value of publicly held shares (“MVPHS”) requirements (collectively, the “Price-based Requirements”) through June 30, 2020. In that regard, on April 16, 2020, Nasdaq filed an immediately effective rule change with the Securities and Exchange Commission. As a result, the compliance periods for the Price-based Requirements will be reinstated on July 1, 2020. This translates as 180 calendar days provided to Sify to expire on December 28, 2020.

The letter further provided that if, at any time during this tolling period or the 180-day period, the closing bid price of the Company’s common stock is at least $1.00 for a minimum of ten consecutive business days, Nasdaq will provide the Company with written confirmation that it has achieved compliance with the minimum bid price requirement.

Though the Company regained compliance with the NASDAQ continued listing requirements in the past, we may not be able to meet the continued listing requirements of NASDAQ today or in the future. If we are unable to satisfy the NASDAQ criteria for maintaining our listing, our securities could be subject to delisting. As a consequence of any such delisting, our ADS holders would likely find it more difficult to dispose of or to obtain accurate quotations as to the prices of our securities, and there would likely be less liquidity in our stock. In the event of a delisting, we could face significant material adverse consequences including a limited availability of market quotations for our securities and a decreased ability to issue additional securities or obtain additional financing in the future.

The interests of our significant shareholder, Mr. Raju Vegesna, our CEO, Chairman and Managing Director may differ from your interests.

Effective as of October 30, 2010, upon the consummation of the private placement to an entity controlled by Mr. Raju Vegesna, our , CEO, Managing Director and Chairman of the Board of Directors of the company, Mr. Raju Vegesna beneficially owns approximately 85.96% of our outstanding equity shares. As a result, Mr. Raju Vegesna will be able to exercise control over many matters requiring approval by our Board of Directors and / or shareholders, including the election of directors and approval of significant corporate transactions, such as a sale of our company. Under Indian law, a simple majority is sufficient to control all shareholder action except for those items, which require approval by a special resolution. If a special resolution is required, the number of votes cast in favor of the resolution must not be less than three times the number of votes cast against it. Examples of actions that require a special resolution include:

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

The statutory corporate income tax rate in India was 30% during fiscal year 2020 and was subject to a 12% surcharge where the taxable total income exceeds ₹ 10 crore (7% where the taxable total income is less than ₹ 10 crores but greater than ₹ 1 crore), 4% health and education cess resulting in an effective tax rate of 34.944%. New corporate tax regime was introduced reducing the corporate tax rate to 22%. The provisions are discussed in detail under the head ‘Additional information’.

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

Item 4. Information on the Company

Company Overview

We are among the largest integrated ICT Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common network infrastructure reaching more than 1600 cities and towns in India. This network also connects 49 Data Centers across India including Sify’s 10 concurrently maintainable Data Centers across the cities of Chennai, Mumbai, Delhi, Bengaluru, Hyderabad, Kolkata and customer Data Centers.

Our mission is building a world in which our converged ICT ecosystem and our ‘bring it on’ attitude will be the competitive advantage to our customers. Our 7 core values which is called ‘The Sify way’ are 1) Put customers’ needs first, 2) Be accountable, 3) Treat others with dignity, 4) Be action oriented, 5) Have the courage to confront issues, 6) Always remember that you are a part of Sify’s team, 7) Protect Sify’s interest always.

Our primary geographic market are India and Rest of the world. Our revenue is derived from services to enterprise customers, comprising Network services*, Data Center services, Cloud and Managed services, Technology Integration services and Applications Integration services.

* The word telecom was largely understood as providing telecommunication services to consumers and also mobility services. Since the company services were not relating to either consumer services or mobility services and that company services were limited to enterprise data network, and services on the data network that spawns multiple services relating to Network Connectivity, the said Telecom services will henceforth be referred for appropriate representation of the substance, as Network services and all businesses dependent on the Network infrastructure will be collectively referred to as Network Centric Services

Our revenue grew by ₹ 1,405 million over the previous fiscal, which represents an annualized growth rate of 7% . We have been subject to tax on net income from current fiscal, on account of utilization of all the unabsorbed depreciation and carried forward business losses. Profit before tax was ₹ 1,020 million for the current fiscal as compared to ₹ 1,072 million for the previous fiscal.

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

Refer to Note 33 ‘Related Party Transactions’ in Item 18 of this Annual Report for the list of our subsidiaries

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

Principal Capital Expenditures

In fiscal years 2020, 2019 and 2018, we spent ₹ 2,382 million (US$ 34.44 million), ₹ 1,475 million (US$ 22.67 million) and ₹ 1,940 million (US$ 29.92 million) respectively, on capital expenditures of which ₹ 1.63 million (US$ 0.024 million), ₹ 0.31 million (US$ 0.004 million) and ₹ 1 million (US$ 0.02 million) were incurred in North America in fiscal years 2020, 2019 and 2018 respectively. . The remaining amounts were incurred in India. As of March 31, 2020, we had contractual commitments of approximately ₹ 6,141 million (US $81.46 million) for capital expenditures towards the acquisition of property, plant and equipment. These commitments included approximately ₹ 4,908 million (US $ 65.11 million) in domestic purchases and ₹ 1,232 million (US $ 16.35 million) in imports and overseas commitments for products and spares. The total capital expenditure with respect to capital work in progress as on March 31, 2020 amounted to ₹ 905 million (US$ 12.01 million). All our capital expenditures were financed out of cash generated from operations, equity infusion, finance leases and borrowings from banks.

Investment Strategy

In evaluating investment opportunities, we consider important factors, such as strategic fit, competitive advantage and financial benefit, through a formal net present value evaluation.

Proposed demerger

Our Board of Directors, in its meeting held on May 5, 2020 has approved the proposal to demerge the businesses carried on by Sify Technologies Limited into two wholly owned subsidiaries. Network centric businesses will be carried on by Sify Technologies Limited, while Data center services will be transferred to one of the wholly owned subsidiaries and IT managed Services, which comprise of Cloud and Managed Services, Technology Integration Services and Applications Integration Services will be transferred to the other wholly owned subsidiary. This would help in strategic focus and strategic investments in to the developing business of Data center services and IT Managed Services. The demerger is proposed to be executed as slump sale for exchange of shares of Subsidiary companies. The transaction will have to be approved by Members in the AGM proposed to be held during September 2020.

BUSINESS OVERVIEW

Industry Overview

Rapid digital revolution is transforming businesses in every industry across the world. The ICT industry is at the forefront of the digital revolution that is cascading across industries, redefining business processes, customer experiences and cost economics. Advanced network technologies, the explosion of bandwidth consumption, rapid adoption of cloud technologies and cloud-based applications resulting in massive need for increased data processing and storage capabilities are catalyst to this digital revolution.

This digital revolution also meant that IT investments of companies has shifted from building own IT infrastructure to adopting scalable, agile infrastructure on services model. The need to leverage these technologies and models in the digital era coupled with the need to establish future proof businesses are key strategic imperative for business leaders. This widens the paradigm of IT environment developing human-machine interfaces, deriving value from large volumes of digitized data, building software applications that will build efficiency on distributed cloud computing and one that is not restricted by the technology landscape of companies.

The rapid pace and the changes brought in by digital revolution also means that the skillsets required to manage the IT and ICT landscape of companies are continuously evolving. This is driving business to rely on third party providers to realize their business transformation objective.

While presenting strong market opportunities, the digital revolution also means the ICT industry itself would have to transition to provide more flexible, scalable and agile products and solutions to customers, reimagine the cost structures, embrace automation and other emerging technologies.

The COVID-19 pandemic with its disruption of demand and supply chains across industries and geographies, has presented with opportunities for ICT industry with more companies looking towards technology initiatives on automation, remote working, cloud-based applications, security of the data and application in the new environment and managment of the changed IT policies.

Strategy

Our strategic objective is keeping our customers ahead in their digital journey through our entire stack of ICT solutions and services and delivering value to all the stakeholders involved – employees, suppliers, environment and the society and the shareholders.

In fiscal 2020, our strategy was driven by the theme “cloud@core” to further strengthen our products, capabilities and solutions. Our focus areas to achieve this were:

1.	To continue investing in future proof infrastructure and technologies
2.	To productize our solutions to achieve scale
3.	To Reskill our employees
4.	Investing in tools and technologies

In fiscal 2021, we will continue to pursue our strategy with the same principles. The investments we have made have served us well. We will continue to make investments in building our capacities and resources while optimizing the way in which our operations and business processes are carried out with automation technologies. We are reaching our customers with solutions that are productized with our “cloud@core” theme. This approach will continue to be adopted even in the light of COVID-19, as we believe there will be a surge in demand for our products and services once businesses are restarted.

Key highlights of our strategy execution during fiscal 2020 are as follows:

1.	To continue investing in future proof infrastructure and technologies

Hyperscale network in two of the cities in India went into service during the year. With this we have hyperscale networks in 5 major cities in India. We propose to extend this to 3 more cities in the coming year. We have also invested in setting up of Edge Data Centers (Edge DC) in Tier 2 locations where the network consumption is scaling with mobile network penetration in India and the necessity for Network nodes closer to the eyeballs is fueling demand for these services.

We have continued to increase our data center capacity during the current year as well. Our next Tier III data center in Hyderabad went live during the year. We have reached 70.87 MWA of capacity during the year with 29.7 MWA of capacity added during the year. We have also upgraded one of our existing data centers during the current year.

2.	To productise our solutions to achieve scale

Productizing the existing solutions has helped us achieve scale in terms of ability to deliver to large number of our customers, our solutions that would involve multiple products across our service offerings. Customer experience has improved due to this standardization.

3.	To Reskill our employees

We have invested in reskilling of our employees through our Learning and Development programs. The training enablement is done through various modes like ILT, VLT, eLearning and Webinars. Around 2,714 associates have taken advantage of the eLearning platforms of myAcademy. Around 167 learning solutions have been internally created, amounting to an aggregate duration of more than 45,000 hours.

In line with specific business needs, certification programs are organized with a twin objective of meeting business goals and providing associates with an opportunity to strengthen their conceptual, functional and technical expertise. Around 96 certifications have been created internally to validate learning effectiveness across various skills. During 2019-20, 1,285 associates undertook internal certification programs and also industry certifications offered by Amazon, Microsoft, SAP, etc. Training programs covering the certification content were organized, followed by certifications.

4.	Investing in tools and technologies

We have enhanced our ERP features during the current year. We have also invested in new tools for our unified infrastructure monitoring, management and customer relationship management. The investments are made with a view to improve customer experience by optimizing business processes, enable automation and analytics with the large pool of data that is collected.

Service Offerings

Our 5 business segments are grouped into two broad categories:

1)	Network centric services
2)	Data Center centric IT services

a)	Network-centric services

(i)	Network Services

We offer a range of network services and the related managed services with the network that reaches more than 1600 towns and cities, with over 3150 points of presence and with our Global Network Operations Center having over 500 associates managing network and network devices of various customers across the globe Our network extends across the globe with 9 International POPs and seamless Network to Network Interconnection with multiple global network providers. We have a cable landing station in India which lands two of the cable systems that come into India.

Our network is built with a combination of leased capacities, leased fiber and own fiber. Our strength has been delivering services on wireless last mile which helped our strategy of hyper reach and with the investments in building fiber network in major cities is helping us have hyper scale network delivered to our clients. We lease capacities from multiple telco operators and build redundancies relevant to our architecture. We are carrier agnostic. The prices of network capacities that we procure has been relatively stable over the years. We have our network spread across 1600 towns and cities, which is managed by our manpower and in certain cases through our field partners who attend to tickets. Our rental of network nodes is a combination of full lease and colocation basis, which enables optimum operating costs for our network. Major cost for our Network operations center which delivers managed services to our clients is employee costs.

The focus of the Network Services is on the following lines:-

▪	India Network Business – Catering to the growing data communication needs of enterprises in India that demands agility and security, , we offer Internet, MPLS, SDWAN, Managed Wi-Fi, Internet of Things (IoT), and proactive monitoring and management of the network and devices on the network for the customers.

▪	Global Network Business – catering primarily to international carriers wanting to access Indian markets for Dedicated Internet Access, India In MPLS, Layer 1/Layer 2 and managed services

▪	Wholesale Voice – Addressing the ‘India termination’ and several other countries for Hubbing.

▪	Retail Voice – The company offers services in the retail voice market in partnership with International players.

The following range of services are offered as part our network services portfolio:

WAN Portfolio

•	SecureConnect (TM) is our comprehensive offering of secure, reliable and scalable IPVPN solutions that meet both mission- critical data networking and converged voice, video and data connectivity needs. It offers a variety of intranet and extranet configurations for connecting offices, remote sites, traveling employees and business partners, whether in India or abroad. Our platform of services includes:

•	ExpressConnect(TM), which offers a premium range of high-performance Internet bandwidth solutions for connecting regional offices, branch offices and remote locations to the corporate network. These solutions complement our SiteConnect range of MPLS enabled IPVPN solutions, provide high-speed bandwidth in those situations where basic connectivity and cost are the top concerns.

•	PartnerConnect(TM) is our remote access VPN offering, for providing secure and restricted dial-up access to business partners such as dealers, distributors and suppliers to the corporate extranet.
•

DC/Cloud Interconnect portfolio

Data Center Interconnect provides access to 48 major data centers across the country with Data center to Data center connectivity over Ethernet, Fiber Channel, SDH or IP/VPN.

GlobalCloudConnect provides seamless connectivity to global cloud service providers and multiple direct interconnects to Cloud Service Providers in India like Amazon web services (AWS), Microsoft Azure and Google Cloud Interconnect.

Oracle FastConnect provides access to Oracle Cloud region across the globe leveraging Sify’s GlobalCloudConnect,(GCC) and Interconnection in major data centers. Sify’s GCC interconnects with Oracle cloud infrastructure ensuring fast and reliable access to the cloud region

AMS-IX is private internet exchange set up in Mumbai in partnership with Amsterdam Internet Exchange (AMS-IX) where we offer services of private peering for the content providers and the private ISPs

Managed Network Services portfolio

Network Operations Center (NOC) services offer full network, device and performance monitoring across network infrastructure and providers. We offer these services to customers as Shared NOC, Dedicated NOC and Hybrid NOC.

CleanConnect(TM)  which provides managed and secured internet connectivity to customers.

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

•	DDoS Protect services which offers protection from DDoS attack to corporate customers.
•	Managed SDWAN with features such as intelligent routing, faster troubleshooting, zero-touch provisioning, providing application level visibility, security, network management and performance management is a transformational approach to design enterprise WANs to simplify deployment and management of the network.

EDGE Services Portfolio

Edge Connect (Managed WLAN) provides Managed Wi-Fi solutions offering connect devices to the network of the customer and the internet at customer locations.

Internet of Things (IoT) services leverages our network, cloud, applications and network integration capabilities to deliver turnkey solutions to our customers ranging from employee/vehicle tracking to smart metering, smart energy monitoring. There are off-the shelf solutions and customized solutions to solve customer problems.

During the year, we have offered Managed SDWAN, Internet of Things (IoT), Application to Person (A2P), Unified Communication as a service (UCaaS) along with scaling of our existing network services portfolio.

b)	Data Center-centric IT services

(i)	Data Center services

Our Data centers are designed to be reliable, secure and scalable to host mission-critical applications. We offer co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks or hire complete racks, and rent ‘secure cages’ at the hosting facility as per their application requirements. We also offer a wide variety of managed data center services, such as storage and back-up management, performance monitoring and Infrastructure monitoring and management, network availability, server load balancing, managed shared firewall, Web server log reporting and remote hands and smart hands services. Our data center in Rabale also hosts our private internet exchange AMS-IX.

We pioneered the Data Center business in India with the first commercial Data Center in Vashi in the year 2000, beginning small with 0.9 MW and since then, has expanded to become one of the largest home-grown colocation service providers. Today, we offer a combined IT power of 71 MW across its 10 Data Centers, located in all the major business districts. Sify Data Centers have distinguishing features that help customers to stay ahead of the competition. Apart from all of them being Concurrently maintainable, the Rabale campus comes with an on-premise substation and the Noida Data Center is amongst the few green Data Centers available in India. Our Data Centers are built as per the 4th generation SDA (Sify Data Center Architecture) and operate on an ITIL-based service delivery framework. These Data Centers have highly scalable IT infrastructure with mature operational processes, strong vendor relationships, and provide industry standard IT support functions. All our Data Centers follow professional standards of ISO 9001 for quality, ISO 27001 for information security and ISO 20000 for service delivery.

Power is the major source of input for our DC operations. We source power from the Government in most of our Data Centers, while we have solar power generation, wind power generation done in few of our facilities. We constantly look for alternate and sustainable sources of power to run our DC operations in a cost-efficient manner.

(ii)	Cloud and Managed services

We offer range of cloud services to our customers:

CloudInfinit is enterprise public cloud services managed by our experts in our concurrently maintainable data centers, with ready to use compute, storage and network resources to host applications of customers on multitenant cloud infrastructure. We offer Infrastructure as a Services (IaaS), Platform as a Service (PaaS), Virtual Private Data Center (VPDC) in a secure SSAE-16 and SOC-2 accreditation.

GoInfinit VPE is a private cloud computing service with dedicated compute capacity and secure logically segregated storage, network and security resources delivered out of our robust Data Centers.

GoInifit AWS+ is offering public cloud services out of AWS infrastructure. As a consulting partner for AWS, our managed services team provides the customer with variety of services to simplify the AWS experience.

GoInfinit Private is an enterprise-grade, fully integrated private cloud IT platform with specific controls, compliance and IT architecture in a flexible model. Containers and rack space are fully cloud enabled, built to meet enterprise’s needs of today and tomorrow.

GoInfinit Backup is a simplified and standardized data backup and recovery solution. This is available on-prem or in Sify data centers. This backup process is simplified and compatible with a wide range of backup platforms, including Sify cloud and public clouds like Microsoft Azure and AWS.

GoInfinit Recover provides an unified data protection solution. It includes backup, snapshot, disaster/ raid recovery, Dev/Test and analytics all through a single gold copy. This SLA-backed disaster recovery as a service (DRaaS) offering enables fast recovery with complete protection of business systems and data. It’s a complete data recovery services platform that customers address their disaster recovery management requirements easily through scalable, secure and automated services

GoInfinit Accelerate is provided in partnership with Akamai, a global Content Delivery Network (CDN) with presence in over 650 cities across the world. We offer cloud-based CDN services and other SaaS in cloud computing to enable fast and secure content delivery to any device anywhere.

Our Remote and Onsite Infrastructure Managed services provide continuous proactive management and support of customer operating systems, applications and database layers through deploying specialized monitoring tools and infrastructure experts to ensure that our customers’ infrastructure is performing optimally.

Our Managed Security services are enabled with Sify’s security experts using latest tools and technologies to monitor customer’s infrastructure and network every minute of every day. They monitor all events, provide proactive and real-time attack mitigation. Based on the Sify Cyber Threat Intelligence Framework - a set of comprehensive services and best practices developed over the past decade.

Our associates are major source of input for the services provided in addition to the infrastructure that is built. Most of our associates have to carry additional certifications or skillsets to offer managed services for our customers.

(iii)	Technology Integration services

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

(iv)	Applications Integration services

Our applications integration services were built to leverage on our network, cloud, security capabilities and integrator strengths that would help us offer applications that were developed in house and manage industry standard applications. Our offerings are:

Talent Management

iTest is our in-house application through which we offer solutions such as Online examination services, Online Registration services and student lifecycle management services to our customers.

Supply Chain Management

Forum NXT offers tools to effectively manage front-end supply chain of our customers. It offers an integrated inventory system software and financial accounting systems that can be used by all stakeholders in the distribution network of customers. Forum NXT automates salesforce operations with inventory management mobile app for order tracking, market surveys, and more.

Web portal solutions

Sify.com channels

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

Content services – From strategy to implementation, we enable our customers to have the most relevant content that can be easily discovered and shared.

Portal development - Our portal development and maintenance solutions, leverage an extensive experience in handling challenging web development projects for some of India’s leading government and private sector organization

eLearning

Our eLearning services create immersive and engaging learning experiences with new technology and interactive learning. Our innovative eLearning technologies and courseware solutions leverages the power of the web, mobile and the cloud. We offer custom solutions to customer to develop their courses using modern technologies like Virtual Reality, Game based Learning and Interactive 3D learning in addition to more traditional methods of instructor led training and developing video-based learning modules for our customers.

Digital Signature Services

Safescrypt is our flagship managed CA public key infrastructure (PKI) services offered from our world class data center in Chennai. Our solution to customers incorporates business and audit requirements in compliance with legal and regulatory mandates.

SAP Services

We offer a range of support services, and our experts help with everything from SAP implementation and maintenance to SAP GST ready, SAP Basis and SAP HANA cloud hosting to system improvements and innovation strategies. With our vast experience across geographies and industries, we have the right people, practices, and solutions to help organizations generate the greatest return on their SAP investments and build a transparent business

Microsoft Services

We offer support and implementation services for Microsoft Office 365, Azure cloud solutions and SQL enterprise grid.

Oracle Services

We help customers deploy their Oracle applications and business critical infrastructure – migrate, integrate and upgrade - either in their Data Centre or enabling them to deploy over the Cloud. We help organizations of all sizes to deploy, migrate, integrate, develop, enhance, optimize, monitor and manage Oracle software, platforms, and infrastructure. We have extensive expertise in Oracle technology to help deploy:

•	Oracle Cloud infrastructure - application, platform or infrastructure

•	Oracle On-Premise implementations - database, middleware and Oracle applications

•	Design of mobile apps, intelligent chatbots and custom analytics for Oracle environments

Customers

Our customers from India are spread across industries and range in sizes from large corporations to SMB. We have customers across verticals like Banking Financial Services and Insurance (BFSI), Manufacturing, Retail and Distribution (MRD), Pharmaceuticals, Media, Printing and Publishing, Information Technology Enabled Services (ITES), Telecommunication, Power, Public Sector Units and Governments. We have more than 10000+ customers as on date. We also have our wholesale businesses with fellow carriers for data, voice and data center services.

As a % of total revenue by geographic segment for the last three fiscal years are as follows:

Geography	2020	2019	2018
India	77.59%	78.34%	80.49%
Rest of the world	22.41%	21.66%	19.51%

As a % of total revenue by operating segment for the last three fiscal years are as follows:

Operating Segment	2020	2019	2018
Network Services	55.23%	53.84%	48.25%
Data center centric services
Data center Services	16.66%	14.60%	11.77%
Cloud and Managed Services	6.95%	6.84%	4.62%
Technology Integration Services	13.24%	16.18%	16.65%
Applications Integration Services	7.93%	8.54%	18.70%

Customer Service and Technical Support

We have a single window help desk for all our customers across different service lines. This helps in customers reaching the right technical support at an accelerated pace and get issues resolved. We support both telephonic and email interactions from our clients and support for Enterprises services is 24x7.

Sales and Marketing

Our sales and marketing functions are structured based on geographies to cater to the needs of respective markets. We have sales and marketing teams in India, Singapore, United Kingdom and the United States. While India sales is further divided to regions such as North, East, West, South and based on the customer segment as Digital Sales Team and Wholesale, the Singapore is responsible for rest of Asia Pacific, United Kingdom is responsible for Europe market and the United States is responsible for coverage in North America.

Technology and Network Infrastructure

Geographic coverage: Our network today reaches more than 1600 towns and cities and between them have more than 125,000+ links. This network is completely owned giving us complete control on the technology, traffic and speed over them. These points of presence, or primary nodes, reside at the core of a larger Internet protocol network with a Star and meshed topology architecture thereby building in redundancy at every point and translating into minimum downtime for customers.

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

Data Center Infrastructure. We operate 10 concurrently maintainable Internet Data Centers, five in Mumbai, one each at Chennai, Bangalore, Hyderabad, Kolkatta and Noida (UP). We offer managed hosting, security and infrastructure managed services from these facilities. These Data Centers are completely integrated with our IP / MPLS network which provides seamless connectivity for our customers from their premise to their applications hosted in the Data Centers. The Data Centers conform to the standards to cater to the security consideration of our customer servers.

Competition

The market we operate in is extremely competitive as the technology landscape is rapidly changing. While we compete with large incumbent players, we also face competition from smaller niche technology companies. We go through the process of Request for Proposals (RFP) from customers. Our ability to operate across the spectrum of ICT has put us good stead in winning many of the integrated solution customers. We foresee competition to further intensify with the digital revolutions giving rise to many smaller companies and also due to the trend of insourcing technology services by our customers is a threat to us.

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

Property, Plant and Equipment

Investment in Network-centric services

We own approximately 100,000 square feet corporate headquarters located in Chennai (Madras), India and an approximately 20,000 square feet regional office in Mumbai (Bombay). We have leased approximately 3,500 square feet network operations center in Chennai.

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

The Company is part of sub-consortium of the Europe India Gateway (EIG), undersea cable capacity between London and Mumbai. The Capacity went live during fiscal 2013 and was upgraded during fiscal 2015, 2016, 2018 and 2019. This enables significant capacity on ground leading to ability to service larger customers.

Investment in Data Center-centric Services

We have combined IT power of 71 MW across our 10 data center facilities. All our data centers are concurrently maintainable, our Rabale campus comes with an on-premise substation and our Noida DC is amongst the few green data centers in India. Our Data Centers provide high-level security features like perimeter fence, gates, fire suppression, and 24X7 security officers. All critical areas have Biometric Readers, Smart Card Access, and 24*7 CCTV surveillance. Noida and Rabale Data Centers come with a Z level security with advanced fire alarm, aspirating smoke sensors, multilevel access control, and automatic fire suppression. We continue to expand our capacity to meet the rising demands of data centers.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(₹ in million, except share data and where otherwise stated)

Overview

We are among the largest integrated ICT Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common data network infrastructure reaching more than 1600 cities and towns in India. This network also connects 49 Data Centers across India including Sify’s 10 concurrently maintainable Data Centers across the cities of Chennai, Mumbai, Delhi and Bengaluru and customer Data Centers.

Our mission is building a world in which our converged ICT ecosystem and our ‘bring it on’ attitude will be the competitive advantage to our customers. Our 7 core values which is called ‘The Sify way’ are 1) Put customers’ needs first, 2) Be accountable, 3) Treat others with dignity, 4) Be action oriented, 5) Have the courage to confront issues, 6) Always remember that you are a part of Sify’s team, 7) Protect Sify’s interest always.

Our primary geographic market are India and Rest of the world. Our revenue is derived from services to enterprise customers, comprising Network services, Data Center services, Cloud and Managed services, Technology Integration services and Applications Integration services.

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

Digital revolution is driving our customers and prospective customers to transformation in every aspect of their businesses, which would include the entire spectrum of ICT from network, storage, virtualization, network integration, analytics and applications on the cloud. We aim to keep our customers ahead in this journey of digital future with our innovative products and solutions.

Our strategy was driven by the theme “cloud@core” to further strengthen our products, capabilities and solutions. We have invested in the past and continue to invest in the future on building future proof infrastructure and technologies. We have standardized our product offering to help us achieve scale. We are continuously focused on reskilling and upskilling our employees while we continue to invest in tools and technologies like Automation, Artificial Intelligence and Machine Learning.

Impact of COVID-19:

Global pandemic of covid-19 has resulted in uncertainty in every aspect of life and hence we are not currently unable to predict the extent to which the pandemic will disrupt our business and operations. In March 2020, as the COVID-19 pandemic rapidly spread, governments across the world announced public health measures, including complete or partial lockdowns restricting movement of people, goods and services. Economic activity was severely impacted, including disrupting the businesses of our customers.

As a response to Covid-19, we triggered our Business Continuity Plan. Most of our employees were quickly asked to work from home. In order to better support employees working from home, we have enhanced our cybersecurity measures by installing secure agents in our systems. In parallel to our employees working from home, we reached out to our customers, briefed them of the measures we were adopting and sought their approval. Through these efforts, we have been able to continue to support the majority of our customers.

The impact of Covid-19 on our businesses has not been material during the fiscal year ended March 31, 2020. With the increased adoption of working from home, the needs of customers for ICT solutions are forecasted to increase in the future. The lockdown imposed in various parts of the world, have delayed the decision-making processes of the customers, resulting in lower buoyancy in our order book. However, we expect the impact during the year to be minimal with the higher need and acceptability for our services.

We continue to focus on safety of our employees, infrastructure including the advent of higher cybersecurity threats and our customers. With some impact on contracted revenue and softening of discretionary spends from customer side, and higher costs of operations in the uncertain scenario due to covid-19, there will be some margin pressure in the near term. We are working to optimize cost structure. Some of the activities we have initiated are:

•	Improve liquidity and cash management with focus on working capital cycles managing collections and payments
•	Reduce capital expenditure other than committed
•	Cost optimization initiatives such as automation, optimal capacity utilisation, optimising sub-contractor and travel costs, deferring employee compensation revisions and promotions and delay in hiring new employees

There are numerous risks and challenges affecting the business. These risks and challenges are discussed in detail in the section entitled 'Risk Factors' and elsewhere in this Annual Report.

Adoption of IFRS 16

Effective April 1, 2019, the Group adopted IFRS 16 “Leases” and applied the standard to all lease contracts existing on April 1, 2019 using the modified retrospective method. Consequently, the group recorded the lease liability at the present value of the lease payments discounted at the incremental borrowing rate and the right of use asset at an amount equal to the lease liability adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the balance sheet immediately before the date of Initial application. Comparatives as at and for the year ended March 31, 2019 have not been retrospectively adjusted and therefore will continue to be reported under the accounting policies included as part of our Annual Report for year ended March 31, 2019

On transition, the adoption of the new standard resulted in recognition of “Right of Use” asset of ₹3,997 Million, and a lease liability of ₹1,787 Million. The effect of this adoption is insignificant on the operating profit, net profit for the period and earnings per share. IFRS 116 will result in an increase in cash inflows from operating activities and an increase in cash outflows from financing activities on account of lease payments. Additional disclosures on IFRS 16 is given in Note 7 of financial statements

Revenues

Network Services

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

Network Services

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

Data Center Services

Cost of goods sold and services rendered for the Data Center services consists of cost of electrical power consumed, cost of rental servers offered to customers and cost of licenses used to provide services.

Cloud and Managed Services

Cost of goods sold and services rendered for the Cloud and Managed services consists of cost of licenses in providing services, cost of billable resources in case of Infrastructure Managed services, third party professionals engaged in providing services, associate costs of the delivery teams and cost of operations of DC build BOT projects.

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

Stock compensation expense

A total of 25 million equity shares are reserved for issuance under our Associate Stock Option Plans (ASOPs). Our ASOP 2014 was adopted at the Eighteenth Annual General Meeting held on July 28, 2014. As of March 31, 2020, we had an aggregate outstanding of 11.06 million options under our ASOP with a weighted average exercise price equal to approximately ₹ 70.90 ($0.94) per equity share. Unamortized stock compensation expense as of March 31, 2020 on these options is ₹ 78.15 million ($ 1.04 million).

Results of Operations

The following table sets forth certain financial information as a percentage of revenues:

	Fiscal
	2020	2019	2018
	%	%	%
Revenues	100	100	100
Cost of goods sold and services rendered	(62.59)	(63.13)	(64.95)
Other income/(expense)	0.42	1.01	0.92
Selling, general and administrative expenses	(19.67)	(22.62)	(21.25)
Depreciation and amortization expenses	(9.98)	(7.12)	(8.48)
Profit from operating activities	8.18	8.14	6.24
Finance income	0.84	0.21	0.63
Finance expenses	(4.59)	(3.38)	(2.41)
Net finance income/(Expenses)	(3.75)	(3.17)	(1.78)
Profit before tax	4.43	4.97	4.46
Income tax (expense)/ benefit	(1.37)	(0.01)	0.00
Net profit for the year	3.06	4.96	4.46

Results of year ended March 31, 2020 compared to year ended March 31, 2019

The growth in our revenues in fiscal 2020 from fiscal 2019 is given below:

	2019 – 20	2018 – 19	Increase/ (decrease)	% Change

Revenues	22,952	21,547	1,405	7%

Year 2019-20 had a 7% growth with an increase in revenues of ₹ 1,405 million ($18.64 million) contributed largely by Network services with a revenue growth of ₹ 1,076 million ($14.27 million), Data Center Services with ₹679 million ($9.00 million), Cloud and Managed Services with ₹120 million ($1.59 million). The increase is offset by decrease in revenue from Technology Integration services by ₹449 million ($5.95 million) and Application Integration Services by ₹21 million ($0.27 million).

The revenue by operating segments is as follows:

	Revenue		Percentage of revenue		Growth %
	2019-20	2018-19	2019-20	2018-19
Network services	12,677	11,601	55%	54%	9%
Data Center Services	3,824	3,145	17%	15%	22%
Cloud and Managed Services	1,594	1,474	7%	7%	8%
Technology Integration Services	3,038	3,487	13%	16%	-13%
Applications Integration Services	1,819	1,840	8%	8%	-1%
Total	22,952	21,547	100%	100%	7%

Revenue from Network Service increased by ₹1,076 million ($14.27 million) primarily due to (i) an increase in revenue of ₹960 million ($12.73 million) from Connectivity Services, contributed by net increase in number of links by 2,394 with existing and new customer engagements, and (ii) an increase in revenue of ₹116 million ($1.54 million) in Voice Services, which is on account of an increase by ₹621 million ($8.24 million) from Hubbing services, and partially offset by decrease of ₹461 million ($6.12 million) from ILD business, decrease of ₹6 million ($0.08 million) from VoIP services, and decrease of ₹38 million ($0.50 million) from Voice Retail services

Revenue from Data Center Services increased by ₹679 million ($9.00 million) due to an increase of new contracts and capacities sold.

Revenue from Cloud and Managed Services has increased by ₹120 million ($1.59 million), primarily on account of an increase in revenue of ₹213 million ($2.83 million) from Domestic Managed Services, which is partially offset by a decrease in revenue by ₹82 million ($1.09 million) from Cloud offerings and decrease in revenue by ₹11 million ($0.14 million) from Infrastructure Managed Services.

Revenue from Technology Integration Services has decreased by ₹449 million ($5.96 million), on account of an increase in revenue from Integration Services by ₹ 98 Million ($1.30 Million), which is offset by a decrease in revenue from Security Services by ₹ 547 Million ($7.26 Million) due to completion of a major customer specific Project last year.

Revenue from Applications Integration Services has decreased by ₹ 21 Million ($0.28 Million), represented by (i) an increase in revenue from application services by ₹ 79 Million ($ 1.04 Million) due to execution of new online examination projects, (ii) an increase in revenue from Forum business by ₹ 25 Million ($ 0.33 Million), (iii) an increase in revenue from e Learning services by ₹ 29 Million ($ 0.39 Million) and (iv) an increase in revenue from Sale of licenses by ₹82 Million ($1.09 Million). These increases in revenue is offset by (i) a decrease in revenue from web services by ₹40 Million ($0.53 Million), (ii) a decrease in revenue from digital certification services by ₹190 Million ($2.52 Million) and (iii) a decrease in revenue from Online Content business by ₹6 Million ($0.08 Million) .

Other income

The change in other income is as follows:

	2019 -20	2018 -19	Increase/ (decrease)	% Change
Other income	97	217	(120)	-55%

Other income has decreased by ₹ 120 million ($1.59 Million). The decrease is primarily on account of decrease in rental income by ₹ 75 million ($1 Million) and decrease in other miscellaneous income during the period by ₹ 89 million ($1.18 Million). The above decrease has been partially offset by the increase due to write back of advances/deposits no longer payable by ₹ 44 million ($0.96 Million) compared to the same period in the previous year.

Cost of goods sold and services rendered (COGS)

Our cost of goods sold and services rendered in each of the business segment is set forth in the following table:

	2019-20	2018-19	Increase/ (decrease)	% change
Network services	8,047	7,269	778	11%
Data Center Services	1,675	1,399	276	20%
Cloud and Managed Services	828	677	151	22%
Technology Integration Services	2,575	2,937	(362)	-12%
Applications Integration Services	1,239	1,320	(81)	-6%
Total	14,364	13,602	762	6%

The cost of goods sold has increased by 6% on an overall basis and the movement in COGS by nature of expense is explained in detail below:

	2019-20	2018-19	Increase/ (decrease)	% change
Network Costs	6,486	5,790	696	12%
License fees (revenue share)	694	659	35	5%
Cost of goods sold	2,908	3,348	(440)	-13%
- Sale of products (part of COGS)	2,017	2,119	(102)	-5%
- Integration services (part of COGS)	891	1,229	(338)	-28%
Direct Resources costs	1,596	1,370	226	17%
Power costs	1,595	1,359	236	17%
Other direct costs	1,085	1,076	9	1%
Total	14,364	13,602	762	6%

Network costs comprises cost of Bandwidth leased out from TELCOS, Inter connect charges and IP termination costs payable to carriers. Increase in Network costs of ₹696 million ($9.22 million) is due to (i) ₹370 million ($4.91 million) increase in Bandwidth costs incurred on account of capacity upgrades and newer links and (ii) increase of ₹326 million ($4.31 million) of Inter connect charges.

License fees (Revenue share) cost comprises revenue share payable to DOT on licensed services. The increase in revenue share of ₹35 million ($0.46 million) is on account of an increase in licensed Revenues.

Cost of Goods sold consists of cost of Hardware and Software and integration services. Cost of Goods sold decreased by ₹440 million ($5.83 million). The same being on account of (i) decrease in Integration services by ₹338 million ($4.48 million), (ii) decrease in token and licenses Costs by ₹93 million ($1.23 million), (iii)decrease in hardware costs in Technology Integration business by ₹41 million ($0.54 million) and these are partially offset by (iii) increase in Cost of Hardware and Software in Data Center Services by ₹9 million ($0.12 million), (iv) increase in Cost of Hardware and Software in Managed Services by ₹11 million ($0.14 million) and (v) increase in Cost of Hardware and Software in Network related Services by ₹12 million ($0.16 million).

Direct Resource costs include the cost of resources deployed on the Network Infrastructure Delivery (Part of Network service), and resources involved in delivery of applications integration services, cost of billable resources of e Learning (Part of Applications Integration services) and Infrastructure Managed services (Part of Cloud and Managed Services). Increase in resources costs of ₹ 226 million ($3.01 million) is primarily on account of increases of (i) ₹118 million ($1.57 million) in delivery Network services, (ii) ₹16 million ($0.22 million) by Technology Integration Services, (iii) ₹11 million ($0.15 million) by DC Services resulting from an increase in number of employees, (iv) Applications Integration Services by ₹67 million ($0.89 million) and (v) Managed Services Delivery (Part of Cloud and Managed services) by ₹14 million ($0.18 million).

Power cost include electricity charges incurred for our Data Center operations. Power cost increased by ₹236 million ($3.13 million) due to increase in occupancy of Rabale DC and also increase in consumption in existing Data Centers and increased power tariff.

Other direct cost include Link implementation and maintenance charges pertaining to Network services, direct cost of Applications Integration services business containing Online Exams, digital certificate platform, content costs and subject matter experts for international businesses. There is a marginal increase in other direct costs by ₹9 million ($0.11 million) is primarily on account of (i) increase by ₹128 million ($1.69 million) on account of operating costs of cloud and managed services, (ii) increase by ₹19 million ($0.25 million) on account of Data Center Services and these increases are partially offset by decrease of (iii) ₹56 million ($0.74 million) in applications integrations services, (iv) decrease of ₹82 million ($1.09 million) in link maintenance charges.

Selling, General and Administrative expenses

Selling, General and Administrative expenses of the Company by nature of expenses are set forth as follows:

	2019-20	2018-19	Increase/ (decrease)	% change
Operating costs	1,010	1,264	(254)	-20%
Selling and Marketing Expenses	115	154	(39)	-25%
Associate Expenses	1,962	1,937	25	1%
Other Indirect expenses	944	924	20	2%
Allowance for doubtful receivables/advances	480	544	(64)	-12%
Forex (gain) / Loss	3	52	(49)	-94%
Total	4,514	4,875	(361)	-7%

Operating costs includes rental, repairs and maintenance charges of our network operating centers, base stations and other co-location sites including the rent and maintenance for our Data Centers. Operating costs decreased by ₹254 million ($3.37 million) primarily on account of decrease in repairs and maintenance and network operating cost.

Selling and Marketing expenses consist of, selling commission payable to sales partners, incentive to salesmen and, marketing and promotion costs. The Selling and Marketing expenses decreased by ₹39 million ($0.51 million).

Associate expenses consist of cost of the employees who are part of the Sales and marketing, Business development, General management and support services. Associate expenses increased by ₹25 million ($0.34 million) between two periods due to increase in headcounts and regular Increments.

Other indirect expense consists of, rental and electricity cost of office, travel cost, legal charges, professional charges, communication and others. During the year Other Indirect costs have increased by ₹20 million ($0.26 million).

Allowance for doubtful receivables/advances consists of the charge on account of the provisions created during the year against doubtful receivables/advances. Allowance for doubtful receivables/advances decreased by ₹64 million ($0.85 million) on account of prudent provisioning of debtors.

Forex(gain)/Loss incurred is ₹ 3 million ($0.04 million), which is due to the forex rate fluctuation compared to the previous year.

Depreciation and amortization

Depreciation and amortization is set forth in the table below:

	2019 -20	2018 -19	Increase/ (Decrease)	% Change
Depreciation and amortization	2,291	1,534	757	49%
As a percentage of carrying value	14.01%	16.65%

The Depreciation and amortization expenses has been increased by ₹ 757 million ($10.04 million), the increase is primarily on account of implementation of IFRS 16 Leases by ₹ 469 million ($6.22 million) and the remaining increase is on account of capitalization of new assets during the year.

Profit from operating activities

	2019 -20	2018 -19	Increase/ (Decrease)	% Change
Operating profit	1,880	1,753	127	7%
As a percentage of revenue	8.19%	8.14%

Operating profit as a % has increased over the previous year same quarter due to higher utilization of assets and mix of revenue.

Finance income / (expense)

	2019 -20	2018 -19	Increase/ (Decrease)	% Change
Finance income	193	46	147	320%
Finance expense	(1,054)	(728)	(326)	45%
Net finance income / (expense)	(861)	(682)	(179)	26%

Finance income: The finance income primarily consists of interest received from bank deposits of ₹32 million ($4.26 million), and interest income on others of ₹162 million ($21.46 million). The interest received from bank increased by ₹6 million ($0.08 million) from last year, and interest income on others increased by ₹141 million ($1.87 million) on account of interest on income tax refund received during current year ₹ 146 Million ($1.94 Million). The above increase was partially offset by decrease in other interest by ₹ 5 Million ($0.07 Million)

Finance expense: The finance expenses is increased by ₹ 326 Million ($4.32 Million), the increase is primarily on account of implementation of IFRS 16 Leases by ₹ 172 Million ($2.28 Million), also on account increase in interest expenses on borrowings by ₹ 133 Million ($1.76 Million) due to increased borrowings demanded in increased in business operations. The above increase is also attributable to the increase in other borrowing costs by ₹ 21 Million ($0.28 Million) paid in respect of utilization of non-fund facilities from the banks and other processing charges.

The increase in finance expense is on account of increase in borrowings taken mainly to fund upcoming Data Centers in Rabale and Hyderabad and other working capital arrangements.

Net Profit

	2019 -20	2018-19	Increase/ (Decrease)	% Change
Net Profit	705	1069	(364)	-34%
As a percentage of revenue	3.07%	4.96%

Net profit as a % of revenue has decreased over the previous year primarily on account of tax expenses of ₹ 314 Million ($4.17 Million) (previous year - ₹ 2.61 Million ($0.03 Million) after set-off of carried forward losses till 2018-19).

Results of year ended March 31, 2019 compared to year ended March 31, 2018

Refer to the section ‘Results of year ended March 31, 2019 compared to year ended March 31, 2018 ’ under ‘Management's Discussion and Analysis of Financial Condition and Results of Operations’ of Item 5 in our Annual Report on Form 20-F for fiscal 2019, filed with the U.S. Securities and Exchange Commission on June 20, 2019, for analysis of our results for fiscal 2019 in comparison with fiscal 2018.

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

The following table summarizes our cash flows for periods presented:

	2020	2019	2018	2020
	₹ In million	₹ In million	₹ In million	US $ in million
Net cash from / (used in) operating activities	5043	1,441	2,121	67
Net cash from / (used in) investing activities	(4,326)	(3,974)	(1,794)	(57)
Net cash from / (used in) financing activities	4	3,054	(1,048)	0
Effect of exchange rate changes on cash and cash equivalents	0	6	(5)	0
Net increase / (decrease) in cash and cash equivalents	720	522	(722)	9

As of March 31, 2020, 2019 and 2018 we had working capital of ₹ 1,426 million, ₹ 2,671 million, ₹ 1,851 million which includes cash and cash equivalents of ₹ 1,415 million, ₹ 695 million and ₹ 167 million. Our working capital net of cash and cash equivalents is ₹1,273 (negative) million, ₹1,976 million and ₹1,684 million (negative) as of March 31, 2020, 2019 and 2018. We believe that cash from operations and existing lines of credit is well managed and we have sufficient resources to meet our liquidity requirements.

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

On October 22, 2010, the company entered into a subscription agreement with Mr. Ananda Raju Vegesna, acting as representative (the “Representative”) of the purchasers in connection with the offering. Pursuant to the terms of this subscription agreement, the company issued and allotted 125,000,000 equity shares to an entity affiliated and controlled by Mr. Raju Vegesna, our CEO, Chairman and Managing Director. In accordance with Indian law, the purchase price is to be paid at such time as determined by Board of Directors of the company. During the fiscal year 2019, 2017 and 2014, the Company has received an aggregate of ₹900 million, ₹300 million and ₹300 million each year respectively, in connection with this private placement, resulting in an aggregate of ₹ 4,000 million received till date. During the year all 125,000,000 shares were fully paid. As of the date of this Report, Mr. Vegesna has paid for 100% of the shares of the subscription. See note 36 in the notes to the financial statements included in this Annual Report.

We have borrowings of ₹ 11,171 million (including Lease Liability on account of implementation of IFRS 16 “Leases” to the extent of ₹ 1,721 million) as of March 31, 2020 out of which ₹ 6,573 million will be repaid within a period of 12 months. Interest outflow on existing borrowings for next year is expected to be ₹ 518 million. We have utilized working capital facility of ₹ 3,186 million out of limit of ₹ 3,200 million during fiscal 2020. We have unutilized non fund limit of ₹ 1,232 million as of March 31, 2020.

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

Cash and cash equivalents:

Cash and cash equivalents comprise of ₹ 2,102 million, ₹ 1,801 million, ₹ 1,875, million in bank accounts and ₹ 548 million, ₹ 446 million, ₹ 413 million in the form of bank deposits as on March 31, 2020, 2019, 2018 out of which cash deposits in the form of margin money is restricted for use by us amounting to ₹ 333 million, ₹ 313 million, ₹ 296 million. Balances in foreign currency amount to ₹ 249 million, ₹ 195 million and ₹ 249 million as of March 31, 2020, 2019 and 2018.

Net cash generated from operating activities for the year ended March 31, 2020 was ₹ 5,043 million ($ 66.89 million). This is mainly attributable to cash generated during the year before changes in working capital of ₹ 4,759 million ($ 63.13 million) which is primarily on account of implementations of IFRS 16 “Leases” in which amounts earlier considered as rental expenses has now been regrouped to Depreciation expenses, due to which, cash flow from operating activities has increased significantly, and increases in trade and other payables by ₹235 million ($ 3.1 million), in employee benefits ₹ 18 million ($ 0.24 million) and in contract liabilities by ₹140 million ($ 1.86 million) on account of increase in advance billing in long term projects and adoption of IFRS 15, and partially offset by increase in inventories by ₹ 413 million ($ 5.48 million) and increase in trade and other receivables by ₹ 289 million ($ 3.84 million), increase in other assets by ₹ 561 million ($ 7.42 million), increase in Contract assets by ₹ 18 million ($ 0.23 million) and increase in contract costs ₹ 11 million ($ 0.15 million)

Net cash generated from operating activities for the year ended March 31, 2019 was ₹ 1,441 million ($ 20.83 million). This is mainly attributable to cash generated during the year before changes in working capital of ₹ 3,907 million ($ 56.49 million), and increases in trade and other payables by ₹1,204 million ($ 17.41 million), in employee benefits ₹ 26.43 million ($ 0.38 million) and in contract liabilities by ₹261 million ($ 3.78 million) on account of increase in advance billing in long term projects and adoption of IFRS 15, and partially offset by increase in inventories by ₹ 1069 million ($ 15.46 million) and increase in trade and other receivables by ₹ 2,183 million ($ 31.55 million), increase in other assets by ₹ 158 million ($ 2.29 million), increase in Contract assets by ₹ 23.92 million ($ 0.35 million) and decrease in contract costs ₹ 4.31 million ($ 0.06 million)

Net cash generated from operating activities for the year ended March 31, 2018 was ₹ 2,121 million ($ 32.61 million). This is mainly attributable to cash generated during the year before changes in working capital ₹ 3,440 million ($ 52.89 million), increase in trade and other payables by ₹605 million ($ 9.30 million), increase in employee benefits ₹29 million ($ 0.45 million) and increase in deferred revenue by ₹297 million ($ 4.56 million) on account of increase in advance billing in long term projects, decrease in inventories by ₹ 536 million ($ 8.24 million) and partially offset by increase in trade and other receivables by ₹ 2,221 million ($ 34.14 million), increase in other assets by ₹ 519 million ($ 7.98 million).

Net cash used in investing activities for the year ended March 31, 2020 was ₹ 4,326 million ($ 57.39 million) primarily on account of additional expenditure on Data Center, upgradation of network backbone and also on account of implementation of IFRS 16 “Leases”.

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

Net cash generated from financing activities for fiscal year 2020 was ₹ 4 million ($ 0.1 million). The increase is mainly due to borrowings amounting ₹1,411 million ($ 18.72 million) and proceeds from issue of shares including share premium under ESOP ₹5 million ($ 0.07 million) received during the year. The increase was significantly offset due to implementation of IFRS 16 “Leases” by ₹220 million ($ 2.91 million) considered repayment of lease liabilities and finance expenses amounting to ₹1,047 million ($ 13.89 million). Also, dividends of ₹224 million ($ 2.97 million) were paid during the year.

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

Capital expenditure

We incurred ₹ 6,460 million (US$ 85.69 million) towards capital expenditure for the year ended March 31, 2020. We expect further capital expenditure to be incurred during the fiscal year 2020 to strengthen our infrastructure capabilities. The capital expenditure was funded out of internal accruals and bank borrowings. Also refer to section “Principal Capital Expenditures” under Item 4 for capital commitments as on March 31, 2020.

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

Contractual obligations

Set forth below are our contractual obligations as of March 31, 2020:

Payments due by period (₹ 000s)
Contractual Obligations	Carrying amount	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long Term Debt Obligations	54,67,719	23,78,960	32,20,580	8,85,852	-
Short Term Borrowings	38,78,803	39,49,227	-	-	-
Lease Liability	18,26,211	4,64,548	6,10,652	4,08,237	14,83,830
Purchase Obligations	61,40,770	61,40,770	-	-	-
Total	1,73,13,502	1,29,33,505	38,31,232	12,94,089	14,83,830

Recent Accounting Pronouncements

Amendment to IFRS 3 - Business combination

On October 22, 2018, the IASB issued amendments to IFRS 3, ‘Business Combinations’, in connection with clarification of business definition, which help in determining whether an acquisition made is of a business or a group of assets. The amendment added a test that makes it easier to conclude that a company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or a group of similar assets. These amendments are effective for annual reporting periods beginning on or after January 1, 2020, with earlier application permitted. The adoption of amendment to IFRS 3 is not expected to have any impact on the consolidated financial statements of the Company.

Amendment to IFRS 9, IAS 39 and IFRS 7 – Interest Rate Benchmark Reform

On September 26, 2019, the IASB amended some of its requirements for hedge accounting. The amendments provide relief from potential effects of the uncertainty caused by the IBOR reform. In addition, the amendments require companies to provide additional information to investors about their hedging relationships that are directly affected by these uncertainties. These amendments are effective for annual reporting periods beginning on or after January 1, 2020, with earlier application permitted. The Company does not expect the amendment to have any significant impact on its consolidated financial statements.

Amendment to IAS 1 and IAS 8 – Definition of Material

On October 30, 2018, the IASB issued Amendment to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to update a new definition of material in IAS 1. The amendments clarify the definition of “material” and how it should be applied by including in the definition guidance that until now has featured elsewhere in IFRS Standards. The new definition clarifies that, information is considered material if omitting, misstating, or obscuring such information, could reasonably be expected to influence the decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. The definition of material in IAS 8 has been replaced by a reference to the definition of material in IAS 1. In addition, the IASB amended other Standards and the Conceptual Framework that contain a definition of material or refer to the term ‘material’ to ensure consistency. These amendments are effective prospectively for annual reporting periods beginning on or after January 1, 2020, with earlier application permitted. The Company does not expect the amendment to have any material impact on its evaluation of materiality in relation to its consolidated financial statements.

Amendment to IAS 1 – Presentation of Financial Statements

On January 23, 2020, the IASB has issued “Classification of liabilities as Current or Non-Current (Amendments to IAS 1)” providing a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangement in place at the reporting date. The amendments aim to promote consistency in applying the requirements by helping companies to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also clarified the classification requirements for debt a company might settle by converting it into equity. These amendments are effective for annual reporting periods beginning on or after January 1, 2022 and are to be applied retrospectively, with earlier application permitted. The Company is currently evaluating the impact of amendment to IAS 1 on its consolidated financial statements.

Amendment to IAS 37 – Onerous Contracts – Cost of Fulfilling a Contract

On May 14, 2020, the IASB issued “Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)”, amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment specifies that the “cost of fulfilling” a contract comprises the “costs that relate directly to the contract”. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. These amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application is permitted. The Company is currently evaluating the impact of amendment to IAS 37 on its consolidated financial statements.

Amendment to IFRS 16 – Leases

On May 15, 2020, the IASB issued amendments to IFRS 16, “Leases”, provide lessees with an exemption from assessing whether a Covid-19-related rent concession is a lease modification. The amendments allowed the expedient to be applied to Covid-19-related rent concessions to payments originally due on or before 30 June 2021 and also require disclosure of the amount recognized in profit or loss to reflect changes in lease payments that arise from Covid-19-related rent concessions. The reporting period in which a lessee first applies the amendment, it is not required to disclose certain quantitative information required under IAS 8. These amendments are effective for periods beginning on or after June 1, 2020, with earlier application is permitted. The Company is currently evaluating the impact of amendment to IFRS 16 on its consolidated financial statements.

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

Revenue Recognition

The Group derives revenue from converged ICT solutions comprised of Network-centric services*, Data Center-centric IT services which includes Data Center services, Cloud and managed services, Technology integration services and Applications integration services.

The Group has adopted IFRS 15 Revenue from Contracts with Customers with effect from April 1, 2018 by using the cumulative effect transition method and accordingly comparatives have not been retrospectively adjusted. The effect on adoption of IFRS 15 on initial application of ₹ 3,821.5 Million has been adjusted in the opening retained earnings.

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

* The word telecom was largely understood as providing telecommunication services to consumers and also mobility services. Since the company services were not relating to either consumer services or mobility services and that company services were limited to enterprise data network, and services on the data network that spawns multiple services around network, the said Telecom services will henceforth be referred for appropriate representation of the substance, as Network services and all businesses dependent on the Network infrastructure will be collectively referred to as Network Centric Services

The revenue recognition in respect of the various streams of revenue is described below:

(i) Network Services:

Revenue from Network services includes Data network services and Voice services. Network services primarily include revenue from connectivity services, NLD/ILD services and to a lesser extent, revenues from the setup and installation of connectivity links. The group provides connectivity for a fixed period of time at a fixed rate regardless of usage. Revenue from Network services are series of distinct services. The performance obligations are satisfied overtime.

Service revenue is recognized when services are provided, based upon period of time. The setup and installation of connectivity links are deferred and recognized over the associated contract period.

Sale of equipment are accounted as separate performance obligations if they are distinct and its related revenues are recognized at a point in time when the control is passed on to the customer.

The Group provides NLD (National Long Distance) and ILD (International Long Distance) services through Group’s network. The Group carries voice traffic, both national and international, using the network back-bone and delivers voice traffic to Inter-connect Operators. Revenue is recognized when the services are provided based upon the usage (eg: metered call units of voice traffic terminated on the Group’s network).

(ii) Data Center Services:

Revenue from DC services consists co-location of racks and power charges. The contracts are mainly for a fixed rate for a period of time. Revenue from co-location of racks, power charges and cross connect charges are series of distinct services. The performance obligations are satisfied overtime. Service revenue is recognized as the related services are performed. Sale of equipment, such as servers, switches, networking equipment, cable infrastructure and racks, are accounted as separate performance obligations if they are distinct and its related revenues are recognized at a point in time when the control is passed on to the customer.

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

In the case of fixed price contract, the group recognizes revenue over a period of time based on progress towards completion of performance obligation using efforts or cost to cost measure of progress (percentage completion method of accounting).

The stage of completion is measured by efforts spent to estimated total efforts over the term of the contract.

(iv) Technology Integration Services:

Revenue from Technology Integration Services include system integration Services, revenue from construction of Data Centers, network services, security solutions and to a lesser extent, revenue from sale of hardware and software. Revenue from construction contract includes revenue from construction of Data Centers to the specific needs and design of the customer. The Group recognize revenue at point in time, when the customer does not take control of work-in-progress or over a period of time when the customer controls the work-in-progress. In the case where revenue is recognized over a period of time and progress is measured based on the costs incurred to date as a percentage of the total estimated costs to fulfill the contract.

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

(v) Applications Integration Services:

Revenue from Applications Integration services include online assessment, document management services, web development, digital certificate based authentication services, supply chain software and eLearning software development services. eLearning software development services consist of structuring of content, developing modules, delivery and training users in the modules developed. Revenue from Applications Integration Services is recognized over a period of time. The progress is measured based on the amount of time/effort spent on a project. Revenue in relation to ‘time’ is measured as the agreed rate per unit of time multiplied by the units of time expended. The element of revenue related to materials is measured in accordance with the terms of the contract. The Group enters into contracts with customers to serve advertisements in the portal and the Group is paid on the basis of impressions, click-throughs or leads and in each case the revenue is recognized ratably over the period of the contract based upon the usage (i.e. on actual impressions/click throughs / leads delivered.)

Revenue from commissions earned on electronic commerce transactions are recognized when the transactions are completed.

Digital Certification revenues include income received on account of Web certification. Generally the Group does not hold after sale service commitments after the activation of the Digital Certificates sold and accordingly, revenue is recognized fully on the date of activation of the respective certificate.

Multiple deliverable arrangements

In certain cases, some elements belonging to the services mentioned above are sold as a package consisting of all or some of the elements.

The Group accounts for goods or services of the package separately if they are distinct. i.e. if a good or service is separately identifiable from other promises in the contract and if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer.

The Group allocates the transaction price to each performance obligation identified in the contract on a relative stand-alone selling price basis. Standalone selling price is the price at which group would sell a promised good or service separately to the customer.

If the relative stand-alone selling prices are not available, the group estimates the same. In doing so, the group maximize the use of observable inputs and apply estimation methods consistently in similar circumstances.

Contract Cost

Costs to fulfil customer contracts, i.e the costs relating directly to a contract or to an anticipated contract that the Group can specifically identify or the costs generate/ enhance resources of the group that will be used in satisfying (or in continuing to satisfy) performance obligations in the future or the costs that are expected to be recovered are recognized as asset and amortized over the contract period.

Incremental costs of obtaining a contract are recognized as assets and amortized over the contract period if entity expects to recover those costs. The Group recognizes incremental cost of obtaining a contract as an expense when incurred if the amortisation period of the asset that the entity otherwise would have recognized is one year or less.

Costs to obtain a contract that is incurred regardless of whether the contract is obtained are recognized as an expense when incurred, unless those costs are explicitly chargeable to the customer regardless of whether the contract is obtained.

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

Trade receivables

An impairment analysis is performed at each reporting date. The expected credit losses over lifetime of the asset are estimated by adopting the simplified approach using a provision matrix which is based on historical loss rates reflecting current condition and forecasts of future economic conditions. In this approach assets are grouped on the basis of similar credit characteristics such as industry, customer segment and other factors which are relevant to estimate the expected cash loss from these assets.

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

Item 6. Directors, Senior Management and Employees

Directors and Executive Officers

The following table sets forth the name, age and position of each director and senior management of our Company as of March 31, 2020:

Name	Age	Designation
Raju Vegesna (4)	60	CEO, Chairman & Managing Director
Ananda Raju Vegesna (4)	60	Executive Director
C B Mouli (1) (2) (5)	73	Director, Chairman & Financial Expert of Audit Committee

T H Chowdary (2) (3) (5)	88	Director & Chairman of Compensation & Nominating Committees
Vegesna Bala Saraswathi	56	Director
C E S Azariah (1) (2) (3) (4) (5)	72	Director
Arun Seth (1)	69	Director
Kamal Nath	55	Chief Executive Officer - Sify Technologies Limited, India
M P Vijay Kumar	50	Chief Financial Officer
C R Rao	60	Chief Operating Officer

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating Committee.

(4)	Member of the Corporate Social Responsibility Committee.

(5)	Member of Nomination and Remuneration Committee.

Raju Vegesna, CEO, Chairman and Managing Director, has served as a Director of our Company since November 2005. He was appointed as the Chief Executive Officer and Managing Director of the Company effective July 18, 2006. Mr. Raju Vegesna is a Silicon Valley entrepreneur who founded several leading edge technology companies, including Server Works Corporation, acquired by Broadcom in 2001. After that acquisition he had a brief stint with Broadcom. He holds a BS in Electrical Engineering from the University of Bangalore and holds an MS in Computer Engineering from Wayne State University, USA, and holds several patents in Microprocessor and Multiprocessor technology. He is also a Director of Raju Vegesna Infotech & Industries Private Limited.

Ananda Raju Vegesna, brother of Mr. Raju Vegesna, CEO, Chairman and Managing Director, has served as an Executive Director of our Company since June 2007. He is the Director of Infinity Satcom Universal Private Limited, Raju Vegesna Infotech and Industries Limited, Ramanand Core Investment Company Private Limited.

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

Arun Seth an alumni of the prestigious La Martiniere school, Indian Institute of Technology, Kanpur and Indian Institute of Management, Calcutta, Mr. Arun Seth is recognized as among the earliest Indian Telecom leaders. He has been a founding Charter Member of TiE Delhi and Indian Angel Network and advises/mentors a number of start-ups in the tech space in India and USA. An active evangelist of the Software product eco-system, he co-chairs the NASSCOM Product Conclave and the NASSCOM Product Council. He had earlier served on the Executive Council of NASSCOM for 10+ years when in British Telecom and Alcatel.

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

Infinity Capital Ventures, LP beneficially owned 7.76 % of our equity shares as of March 31, 2020. This shareholder is a party to the Subscription Agreement dated November 10, 2005 with our Company. The Subscription Agreement provides that, among other things, the Company shall appoint Mr. Raju Vegesna as the Chairman of the Board of Directors, Infinity Capital shall also nominate another person to the Board of Directors and so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital. In November 2005, Mr. Raju Vegesna, a nominee of Infinity Capital Ventures, LP, was appointed as Chairman of our Board of Directors. In February 2006, the Company also appointed Mr. P S Raju as the second nominee of Infinity Capital to the Board of Directors. Consequent to the resignation of Mr. P S Raju, as a Director effective May 31, 2015, Ms. Vegesna Bala Saraswathi was appointed as an additional Director effective July 22, 2015 of our Company as a Nominee. Further, she was elected by shareholders as a Director at the Annual General Meeting held on July 4, 2016. She got re-elected as a director in Annual General Meeting held on July 6, 2017.

Infinity Satcom Universal Private Limited beneficially owned 8.11% of our equity shares as of March 31, 2020. Mr. Ananda Raju Vegesna, Executive Director of the Company and brother of Mr. Raju Vegesna, is the Director of Infinity Satcom. Infinity Satcom is presently controlled by Mr. Raju Vegesna.

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

Officer Compensation

The following table sets forth all compensation paid by us during the fiscal year ended March 31, 2020 to our executive officers:

	Summary Compensation Table (₹in million)
Name	Salary(1)	Bonus
		(Performance based incentive)
Kamal Nath	13.92	2.20
M P Vijay Kumar	11.82	1.38
C R Rao	12.37	1.48

(1)	Includes provident fund contributions.

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

The Directors (who are not executive officers) are not entitled for any remuneration including any pension, retirement or similar benefit schemes.

The details of our contribution to provident fund in respect of the executive officers are set out below:

Name	₹ in million
Kamal Nath	0.68
M P Vijay Kumar	0.52
C R Rao	0.50

Gratuity expense is determined at an overall Company level based on an actuarial valuation performed by an independent actuary. Thus, the cost for the year ended March 31, 2020 in respect of gratuity and compensated absences towards executive officers of the Company was not separately determined. Gratuity cost relating to such executive officers is not estimated to be material.

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

We have provided for ₹ 166.57 million ($2.21 million) towards bonus payable for the year ended March 31, 2020 to employees including executive officers who have achieved the KRAs and KPIs.

Total of 1.65 million options were allotted to executive officers as part of ASOP 2014 plan during fiscal 2015. Further 1.35 million options were allotted to executive officers during the fiscal 2020. Related charge for the fiscal 2019 amounted to ₹ 9.09 million ($ 0.12 million)

Board Composition

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

Mr Arun Seth was appointed as an Independent Director effective October 22, 2018.

Each of these Directors (Mr. C B Mouli, Mr. C E S Azariah and, Dr T H Chowdary and, Mr. Arun Seth) continue to remain independent in accordance with NASDAQ rules.

In addition, based on the recommendation of the Board of Directors, (Mr. C B Mouli, Mr. C E S Azariah and Dr T H Chowdary) were appointed by the shareholders as the Independent Directors of the Board for a term of five consecutive years from the conclusion of the Twenty Third Annual General Meeting held on July 5, 2019 and their terms expires in July 2024. As per the provision of the Indian Companies Act, 2013 they are eligible for reappointment for a further term of Five consecutive years from the conclusion of the ensuing Annual General Meeting subject to the approval of Shareholders by way Special Resolution.

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

Mr. Ananda Raju Vegesna, Executive Director

Appointed as Executive Director for a period of five years effective June 22, 2010 and subsequently reappointed for a further period of five effective June 22, 2015.

Pursuant to the recommendation of the Nomination & Remuneration Committee and the Board on May 5, 2020, Mr. Ananda Raju Vegesna was reappointed as the Executive Director for a further period of five years effective June 22, 2020 which is subject to the approval of shareholders at the Annual General Meeting to be held before September 30, 2020.

Further, as per the Act, he retired by rotation at the ensuing Annual General Meeting scheduled on July 6, 2018 and got re-elected.

The Board of Directors on May 5, 2020, have also appointed Mr Ananda Raju Vegesna as an Additional Director under Section 161 of the Companies Act, 2013 and he shall hold office up to the date of the ensuing Annual General Meeting and is eligible for election as a Director by the shareholders at the AGM since the term of office expires on June 21, 2020.

Dr T H Chowdary, Chairman of Compensation and Nominating Committees	Appointed as a Director in February 1996. As per the Indian Companies Act, 2013, he was appointed as an Independent Director for a term of five consecutive years from the conclusion of the Eighteenth Annual General Meeting held on July 28, 2014. He was re-appointed for a further period of five years by the Shareholders at the Twenty Third Annual General Meeting held on July 5, 2019
Ms. Vegesna Bala Saraswathi	Appointed as an Additional Director in July 2015. As per the Indian Companies Act, 2013, she was elected by the shareholders at the Annual General Meeting held on July 4, 2016. Further, as per the Act, she will retire by rotation and be eligible for re-election at the ensuing Annual General Meeting.
Mr. C B Mouli, Chairman and Financial Expert of Audit Committee	Appointed as a Director in July 2005. As per the Indian Companies Act, 2013, he was appointed as an Independent Director for a term of five consecutive years from the conclusion of the Eighteenth Annual General Meeting held on July 28, 2014. He was re-appointed for a further period of five years by the Shareholders at the Twenty Third Annual General Meeting held on July 5, 2019
Mr. C E S Azariah	Appointed as a Director by the Board of Directors in March 2013. As per the Indian Companies Act, 2013, he was appointed as an Independent Director for a term of five consecutive years from the conclusion of the Eighteenth Annual General Meeting held on July 28, 2014. He was re-appointed for a further period of five years by the Shareholders at the Twenty Third Annual General Meeting held on July 5, 2019
Mr. Arun Seth

Appointed as an Additional Director (Independent) in October 2018.  As per the Indian Companies Act, 2013, he was elected by the shareholders at the Twenty Third Annual General Meeting held on July 5, 2019 and appointed as an Independent Director of the Company for a period of five years effective July 5, 2019.

He shall be eligible for re appointment for a further period of five years subject to the approval of Shareholders.

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

The Audit Committee held five meetings in person during fiscal year 2019-20.

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

The Compensation Committee held four meetings in person during fiscal 2019-20.

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

For the financial year 2019-20, the company has spent ₹ 17.20 million in pursuance of its Corporate Social Responsibility Policy in the following manner:

1.	Contribution to the Hospital for the Disabled: The Company has contributed ₹ 15.00 million to Sri Venkateswara Institute of Research and Rehabilitation for the Disabled Trust.

2.	Contribution towards promoting Education: The Company has contributed ₹ 0.50 million towards promotion of education.

3.	Contribution towards Health: The Company has contributed ₹ 1.70 million towards promotion of Health.

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

On July 22, 2015, the Nominating Committee has reviewed and recommended the appointment of Ms. Vegesna Bala Saraswathi as an additional Director of the Company who holds office up to the Annual General Meeting. Further, she was elected by shareholders as a Director at the Annual General Meeting held on July 4, 2016, Further, as per the Act, she retires by rotation and eligible for re-election. She was re-elected at the Annual General Meeting held on July 6, 2017. The Nominations Committee has adopted a charter.

On October 22, 2018, the Nominating Committee reviewed and recommended the appointment of Mr. Arun Seth as an additional Director of the Company who shall hold office up to the ensuing Annual General Meeting scheduled on July 5, 2019. After election, he will be appointed as an Independent Director of the Company for a period of five years effective July 5, 2019.

On May 5, 2020, the Nominating Committee reviewed and recommended the reappointment of Mr. Ananda Raju Vegesna as an Executive Director and also approved for appointment as an additional Director of the Company who shall hold office up to the ensuing Annual General Meeting to be held before September 30, 2020.

Employees

As of March 31, 2020, we had 2,794 employees, compared with 2,655 as of March 31, 2019. Of our current employees, 136 are administrative, 378 form our sales and marketing, 121 are in product and content development, 2,114 are dedicated to technology and technical support, and 45 are in business process and customer care. None of our employees are represented by a union. We believe that our relationship with our employees is good.

Stock Ownership

The following table sets forth information with respect to the beneficial ownership of our equity shares as of May 31, 2020 by each director and our senior management executives. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

Equity Shares Beneficially Owned
Beneficial Owner	Number	Percent
Raju Vegesna *	154,053,326	85.96%
Ananda Raju Vegesna	-	-
Vegesna Bala Saraswathi	-	-
T. H. Chowdary	-	-
C B Mouli	-	-
Arun Seth	-	-
C E S Azariah	-	-

* Other than the above, none of the Directors or Executive Officers of the Company holds any shares in the Company.

The following options were granted to our senior management executives as part of our ASOP plan described below:

Total options outstanding (Shares)	2,980,000
Weighted average exercise price (INR)	83.77
Weighted average exercise period (years)	3.31

Associate Stock Option Plan

We have an Associate Stock Option Plan, or ASOP, which provides for the grant of options to employees of our Company.

The Company introduced a new Stock Option Plan under Associate Stock Option Plan 2014 (ASOP 2014) for granting ESOPs as Equity Shares and/or ADSs linked warrants to the eligible Associates of the Company and its Holding/Subsidiaries/Associates. This was in addition to the earlier ASOP Plans of 2000, 2002, 2005 and 2007. For this purpose, the Company allocated 25 million Equity Shares of ₹ 10/- each under ASOP 2014. The proposal was approved by the Board of Directors and the shareholders of the Company at the Eighteenth Annual General Meeting held on July 28, 2014 and 25,000,000 shares were reserved for issuance under the plan. The Company also filed Form S-8 on December 21, 2015 with SEC for the options issued under the plan. As of March 31, 2020, we had outstanding options of 11.06 million under our ASOP Plans with a weighted average exercise price equal to approximately ₹ 70.90 ($0.94) per equity share.

The Board at their meeting held on January 20, 2015 approved to grant of 5,870,800 options to 85 Associates and issued Grant Letters. The vesting of options commenced in January 2016. During the year ended 2020, 3 associates have exercised 78,900 vested options.

Further during fiscal 2016, 2017, 2018, 2019 and 2020, the Company granted 184,300, 525,000, 150,000, 335,000 and 7,220,000 options to eligible Associates.

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

Item 7. Major Shareholders and Related Party Transactions

Principal Shareholders

The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2020 by each person or group of affiliated persons who is known by us based on our review of public filings to beneficially own 5% or more of our equity shares. The table gives effect to equity shares issuable within sixty days upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares as well as the power to receive the economic benefits of ownership of securities. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned. The information below is based on a review of filings made by such persons with the SEC.

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

As of March 31, 2020, entities affiliated with our CEO, Chairman and Managing Director, Mr. Raju Vegesna, beneficially owned approximately 85.96% of our outstanding equity shares, which includes the 125,000,000 shares fully paid during the current year (partly paid with proportionate voting rights until previous year) issued in connection with the private placement described below.

	Equity Shares Beneficially owned
Shareholder	Number	Percent
Infinity Capital Ventures, LP, 11601 Wilshire Boulevard, Suite 1900, Los Angeles, CA 90025	13,902,860	7.76
Vegesna Family Trust, LP, 11601 Wilshire Boulevard, Suite 1900, Los Angeles, CA, 90025	620,466	0.35
Infinity Satcom Universal Private Limited, Visakhapatnam	14,530,000	8.11
Ramanand Core Investment Company Private Limited, Visakhapatnam*	125,000,000	69.74

* Ramanand Core Investment Company Private Limited is controlled by Raju Vegesna Infotech and Industries Private Limited, which is in turn, controlled by Infinity Satcom Universal Private Limited and therefore Infinity Satcom Universal Private Limited holds the beneficial interest in Ramanand Core Investment Company Private Limited.

Details of significant change in the percentage ownership held by the major shareholders:

Name of the shareholder	2017-18		2018-19		2019-20
	No. of shares	%	No. of shares	%	No. of shares	%
Infinity Capital Ventures, LP, USA	13,902,860	7.78	13,902,860	7.76	13,902,860	7.76
Vegesna Family Trust, USA	620,466	0.35	620,466	0.35	620,466	0.35
Infinity Satcom Universal Private Limited	14,530,000	8.13	14,530,000	8.11	14,530,000	8.11
* Raju Vegesna Infotech and Industries Private Limited	-	-	-	-	-	-
** Ramanand Core Investment Company Private Ltd.	125,000,000	69.96	125,000,000	69.77	125,000,000	69.74

* 125,000,000 shares were issued to Raju Vegesna Infotech and Industries Private Limited at a discount of 50% to the prevailing American Depositary Share market price since the allotment of shares was for unlisted Indian equity shares. The shareholders of the Company approved the unregistered offering through voting in a general meeting where the promoter group beneficially owned 85.96% of the equity shares eligible to vote in the meeting.

** Raju Vegesna Infotech and Industries Private Limited transferred its entire 125,000,000 shares to Ramanand Core Investment Company Private Ltd., its wholly owned subsidiary company.

Reference is made to note 36 to the Consolidated Financial Statement as regards the shareholding of Ramanand Core Investment Company Private Limited. As of such date, these shares are fully paid up of the face value and hence carry entire voting rights of these shares.

The Company has not issued any shares having differential voting rights and hence the Company’s major shareholders do not have differential voting rights.

United States Shareholders

As of March 31, 2020, 39,692,595 of our ADSs were held in the United States and we had approximately 10,032 shareholders in the United States. Each ADS represents one equity share.

Host country Shareholders

As on March 31, 2020, 139,530,652 of our equity shares were held in India and we had 24 shareholders on record in India. Each equity share has a par value of ₹ 10/- each.

Control of Registrant

Based on our review of filings made with the SEC, Infinity Capital Ventures, LP beneficially owned 7.76% of our equity shares as of March 31, 2020. This shareholder is a party to the Subscription Agreement dated November 10, 2005 with our Company. The Subscription Agreement provides that, among other things, the Company shall appoint Mr. Raju Vegesna as the Chairman of the Board of Directors, Infinity Capital shall also nominate another person to the Board of Directors and for so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital. In November 2005, Mr. Raju Vegesna, a nominee of Infinity Capital Ventures, LP, was appointed as Chairman of our Board of Directors. In February 2006, the Company also appointed Mr. P S Raju as the second nominee of Infinity Capital to the Board of Directors. Consequent to the resignation of Mr. P S Raju, as a Director effective May 31, 2015, Ms. Vegesna Bala Saraswathi was appointed as an additional Director of our Company effective July 22, 2015, as a Nominee. Further, as per the Act, she retires by rotation and is eligible for re-election. She was re-elected at the Annual General Meeting held on July 6, 2017.

Infinity Satcom Universal Private Limited, India also beneficially owned 8.11% of our equity shares as of March 31, 2020.

As of March 31, 2020, entities affiliated with our CEO, Chairman and Managing Director, Mr. Raju Vegesna, beneficially owned approximately 85.96% of our outstanding equity shares, which includes the 125,000,000 shares issued in connection with the private placement described below.

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

Issuance of Equity Shares in private placement to the promoter group:

On October 30, 2010, we consummated the issuance and sale of 125,000,000 of our equity shares in a private placement with our promoter group, including an entity affiliated with our CEO, Chairman and Managing Director, Mr. Raju Vegesna. See note 36 in the notes to the consolidated financial statements in this Annual Report.

The proceeds from the said issue have been utilized towards capital expenditure and expansion plans of the Company. During the fiscal 2019 the shares have become fully paid up.

Related Party Transactions

Refer to Note 33 ‘Related Parties’ in Item 18 of this Annual report for the list of related parties and their relationships as on March 31, 2019 and March 31, 2020.

Related party transactions & balances with subsidiaries on standalone basis

₹ in million

Particulars	Sify Technologies (Singapore) Pte. Limited	Sify Technologies North America Corporation	Sify Data and Managed Services Limited	Sify Infinit Spaces Limited	Total
Transactions during the year
Advances Paid	-	-	129	-	129
Receipt of Services	63	-	-	-	63
Rendering of Services	6	287	1	2	296
Outstanding balances as at 31 March 2020
Advance Receivable	-	-	131	2	133
Trade Payables	98	-	-	-	98
Trade Receivables	33	102	-	2	137

All transactions between Sify Technologies Limited and its subsidiaries till the date of this Annual Report have been in the ordinary course of business

Refer to Note 33 ‘Related Parties’ for details of transactions with KMP

Loans to employees

We provide salary advances to our employees in India who are not executive officers or directors. The annual rate of interest for these loans is 0%. As of March 31, 2020, the loan outstanding from employees is ₹ 12.40 million.

Item 8. Financial Information

Financial Statements

The following financial statements and auditors’ report appear under Item 18 in this Annual Report on Form 20-F and are incorporated herein by reference:

•	Report of Independent Registered Public Accounting Firm
•	Consolidated Balance Sheet as of March 31, 2020 and 2019
•	Consolidated Statements of comprehensive income for the years ended March 31, 2020, 2019 and 2018
•	Consolidated Statements of changes in equity for the years ended March 31, 2020, 2019 and 2018
•	Consolidated Statements of cash flows for the years ended March 31, 2020, 2019 and 2018
•	Notes to the consolidated financial statements

Legal Proceedings

a)	Proceedings before Department of Telecommunications

(i)	License fees

DoT had issued separate licenses to Sify Technologies Ltd (Sify) for providing Internet, National Long Distance & International Long Distance services.. The license fee was payable to the DoT on the Adjusted Gross Revenue (AGR) as per the terms of each license. Sify has been regularly paying license fee on the revenue arising out of services as per the license conditions.

DoT has raised demands on service providers providing Internet, NLD, ILD services etc. demanding license fee on the revenue made by the service providers from other business income such as Data Centre, Cloud, application services, power, Gas, etc. DoT contended that all the income of the company irrespective of the business was required to be considered as part of 'income' for the purpose of calculation of the license fee. The Internet Service Providers through its association ISPAI challenged DoT's demand by way of separate petitions. The company filed a Writ Petition before Hon’ble Madras High Court challenging the demand made by DoT on the Income accruing from other business units which is still pending. Meanwhile TDSAT passed a separate order in favor of Access Telecom service providers & Internet Service Providers.

"DoT subsequently challenged the order of TDSAT passed in favor of Access Telecom Service Providers before Hon’ble Supreme Court of India. The Hon’ble Supreme Court by its order dated 24.10.2019 set aside the order of the TDSAT & held that Access Telecom Service Providers should pay the license fee as per its license conditions.

DoT attempted to apply the judgement of the Hon’ble Supreme Court on the Service Providers providing ISP, NLD, ILD services. These Service providers which had different license conditions and having revenue from other business units approached the Hon’ble Supreme Court stating that Hon’ble Supreme Court judgement dated 24.10.2019 on the access Telecom Service Providers is not applicable to other services providers as license conditions were different from the Access Telecom Service Providers. The Hon’ble Supreme Court chose not to hear the petitions and directed the other service providers to approach the appropriate forum.

The Company which had approached Hon’ble High Court of Madras (Court) in 2013 by filing a writ petition prohibiting Department of Telecommunications (DOT) from levying a license fee on non-licensed activities obtained stay of the demands. The Hon’ble Court restrained DoT from recovering the license fee in respect of non- telecom activities and the case is pending for hearing. The Company believes that it has adequate legal defenses against the demand raised by DoT and that the ultimate outcome of these actions will not have a material adverse effect on the Company's financial position and result of operations. ISPAI, association representing the internet service providers including the company issued a letter to DoT stating that the Hon’ble Supreme Court judgement dated 24.10.2019 is not applicable to Internet Service Providers and the license conditions are different.

The Company which had received notices for earlier years from DoT claiming License fee on the total Income (including income from Non Licensed activities) has already responded to these notices stating that license fees are not payable on income from non-licensed activities. The Company believes that it has adequate legal defenses against these notices and that the ultimate outcome of these actions may not have a material adverse effect on the Company's financial position and result of operations.""

DoT in its written submission made before the Hon’ble Supreme Court had clearly mentioned that non telecom revenue would stand excluded from the purview of the gross revenue . In 2017, the Hon’ble Tripura High Court held that Service Providers are not liable to pay license fee on the income accruing from other businesses."

(ii) The present license for ISP under Unified License issued by DOT on June 2, 2014 provides for payment of License fee on pure internet services. However, the Company through Internet Service Providers Association of India (ISPAI) challenged the said clause before TDSAT and has not made payment in this regard. TDSAT passed a stay order on DOT from charging the License fee on pure internet services. The Company has appropriately accounted for any adverse effect that may arise in this regard in the books of account. However TDSAT by its order dated 18.10.2019 held that license fee is not chargeable on the Internet Service Providers.

b)	The Group is party to additional legal actions arising in the ordinary course of business. Based on the available information as at March 31, 2020, the Group believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect [the maximum financial exposure would be ₹ 88.3 million (March 31, 2019: ₹ 91.6 million)] on the Group's financial position and results of operations.

c)	The Company has received an order passed under section 7A of the Employees Provident Fund & Miscellaneous Provisions Act, 1952 from Employees Provident Fund Organization (EPFO) claiming provident fund contribution aggregating to ₹ 6.4 million on special allowances paid to employees. The company has filed a writ petition before High court of Madras and obtained the stay of demand. In Feb 2019, the Supreme Court held, in a similar case, that Special allowances paid by the employer to its employee will be included in the scope of basic wages and subject to provident fund contribution. However, the Supreme Court has not fixed the effective date of order.

d)	During the year, Directorate General of Goods and Services Tax Intelligence (DGGI) did an inspection based on the analysis of service tax returns filed by the Group in the past. The Group has been categorizing services relating to e-Learning and Infrastructure Management Services provided to foreign customers billed in convertible foreign currency under OIDAR services while filing its half-yearly service tax return. However, based on the Place of Provision of Services Rules then applicable under the Finance Act, 1994, Service Tax has to be paid for OIDAR services provided to foreign customers even if the conditions for qualifying as export of services are met. Hence, the DGGI contended that Service Tax should be paid on the services classified as OIDAR services in the returns. The total contended during the period April 2014 to November 2016 of Service Tax was ₹ 161.8 million and the Interest & Penalty as applicable. The Group believes that the services relating to e-learning and infrastructure management services will not fall under OIDAR services and also the activities covered under E-learning and IMS does not meet the conditions for taxation under the provisions applicable as OIDAR and hence there is no liability. However, during the investigation, the Group has paid ₹ 64.6 million under protest to continue the proceeding with the relevant adjudicating authorities. Thereafter, the DGGI has issued Show Cause Notice and the Group has replied on the same. The matter is pending with the Adjudicating Authority. The Group believes that no provision is required to be made against this demand.

Dividends

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

In view of the unexpected outbreak of pandemic COVID 19 and the consequent lockdown and reduced economic activities, compounded by uncertainty of timing of return to normalcy, your Directors consider it appropriate to conserve resources within the company to stay liquid and use prudently for expansion. Hence, the Board of Directors did not recommend any dividend for the year 2019-20.

Significant changes

None

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

Item 10. Additional Information

Our Authorized capital stood at ₹ 2,040,000,000, divided into 204,000,000 Equity Shares, having a par value ₹ 10 per share. As of March 31, 2020, 179,223,247 Equity Shares were issued and fully paid. There are no partly paid up shares. The equity shares are our only class of share capital. We have 11,056,100 options outstanding to purchase equity shares as of March 31, 2020.

Some of the share capital, 39,692,595 shares, is represented by American Depository Shares issued by our Company in accordance with applicable laws and regulations. Our Articles of Association and the Indian Companies Act permit us to issue classes of securities in addition to the equity shares. For the purposes of this annual report, “shareholder” means a shareholder who is registered as a member in the register of members of our Company. The term shareholders and ADSs holders have the same meaning in this annual report since the Indian Companies Act only defines a shareholder.

There have no significant changes in the share capital of the company during the fiscal 2020 and 2018 except for exercise of stock options by eligible employees. In addition to exercise of stock options during the fiscal 2019, the partly paid shares as part of the subscription agreement entered into with Mr. Ananda Raju Vegesna, dated October 22, 2010 were converted to fully paid up after receiving the balance money of ₹900 million towards the 125,000,000 equity shares.

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

Objects of Memorandum of Association

The following is a summary of our Objects as set forth in Section 3 of our Memorandum of Association:

1.	To develop and provide Internet service, Internet Telephony, Infrastructure based services, Virtual Private Network and other related data, voice and video services, wide area communication network, value added services on the network, lease or other transfers of network, software, peripherals and related products, and to provide marketing services.

2.	To provide security products for corporate, carry on the business of consulting, software and hardware, integrated platform(s) for the e-commerce solutions, applications, information technology, security and all other kinds of technology solutions or services, and to acquire, maintain, operate, manage and undertake technology and infrastructure for this purpose.

3	To develop, service & sell/lease data based through direct or electronic media, to develop a wide area communication network of sell / lease the network or provide value added services on the network to develop, service, buy / sell computers, software, peripherals and related products to provide marketing services rising direct as well as electronic media;

4	To undertake the designing and development of systems and applications software either for its own use or for sale in India or for export outside India and to design and develop such systems and application software for or on behalf of manufacturers, owners and users of computer systems and digital / electronic equipment's in India or elsewhere in the world;

5	To set up and run electronic data processing centers and to carry on the business of data processing, word processing, software consultancy, system studies, management consultancy, techno-economic feasibility studies of projects, design and development of management information systems, share / debenture issues management and / or registration and share/debenture transfer agency;

6.	To undertake and execute feasibility studies for Computerization, setting up of all kind of computer systems and digital/electronic equipment's and the selection, acquisition and installation thereof whether for the Company or its customers or other users;

7	To conduct, sponsor or otherwise participate in training programs, courses, seminar conferences in respect of any of the objects of the Company and for spreading or imparting the knowledge and use of computers and computer programming languages including the publication of books, journals, bulletins, study / course materials, circulars and news-letters; and to undertake the business as agents, stockist, distributors, franchise holders or otherwise for trading or dealing in computer systems, peripherals, accessories, parts and computer consumables, continuous and non-continuous stationery, ribbons and other allied products and things and standard software packages.

8	To conduct e-commerce for sale of all kinds of products and services through direct or electronic media as well as on and off line e-commerce including travel related services, buying and selling of products and services / merchandise, software, data information etc., in India and abroad.

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

The Indian Companies Act, 2013 further provides that, in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of the Company’s accumulated profits subject to the fulfillment of the following conditions:

•	the rate of dividend to be declared may not exceed the average of the rate at which dividends were declared by it in the three years immediately preceding that year provided that this sub-rule shall not apply to a company, which has not declared any dividend in each of the three preceding financial years.

•	the total amount to be drawn from the accumulated profits shall not exceed one-tenth of the such sum of its paid up capital and free reserves as appearing in the last audited financial statement,

•	the amount so drawn shall first be utilized to set off the losses incurred in the financial year in which a dividend is declared before any dividend in respect of equity shares is declared.

•	the balance of reserves after such withdrawal shall not fall below fifteen per cent of its paid up share capital as appearing in the latest audited financial statement.

•	No company shall declare dividends unless carried over previous losses and depreciation not provided in previous year or years are set off against profit of the company of the current year.

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

2019 Annual General Meeting

Our Annual General Meeting for the fiscal year 2019 was held on July 5, 2019 as decided by the Board of Directors at the registered office of our Company, 2nd Floor, TIDEL Park, 4 Rajiv Gandhi Salai, Taramani, Chennai 600 113, India.

At the Annual General Meeting, the shareholders approved the following items:

•	Adoption of audited financials for the fiscal year ended March 31, 2019 as per Indian GAAP.
•	Declaration of Dividend for the year ended March 31, 2019.
•	Appoint a Director in place of Ms. Vegesna Bala Saraswathi(DIN 07237117), who retires by rotation and being eligible, offers himself for reappointment.
•	Reappointment of Dr T H Chowdary as an Independent Director of the Company for a further period of Five years
•	Reappointment of Mr C B Mouli as an Independent Director of the Company for a further period of Five years
•	Reappointment of Mr C E S Azariah as an Independent Director of the Company for a further period of Five years
•	Appointment of Mr Arun Seth as an Independent Director of the Company for a period of Five years
•	Reappointment of Mr Raju Vegesna as Chairman & Managing Director of the Company for a further period of Five years
•	To enhance borrowing powers of the Company
•	Creation of security on the assets of the Company
•	Ratification of Remuneration payable to Mr. S Ramachandran, Cost Auditor.

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

Disclosure of Significant Beneficial Ownership

Section 90 of the Indian Companies Act, 2013 read with Companies (Significant Beneficial Owners) Rule, 2018, as amended from time to time a significant beneficial owner to submit necessary declarations to the company regarding the details of ownership interests held in that company. Further, every company shall take necessary steps to identify an individual who is a significant beneficial owner in relation to the company and require such individual to comply with the applicable provisions

A significant beneficial owner means every individual who, acting alone or together, or through one or more persons or trust, possesses one or more of the following rights or entitlements in such reporting company: a) holds indirectly, or together with any direct holdings, not less than 10% of the shares; b) holds indirectly, or together with any direct holdings, not less than 10% of the voting rights in the shares; c) has the right to receive or participate in not less than 10% of the total distributable dividend or any other distribution, in a financial year through indirect holdings alone, or together with any direct holdings; or d) has the right to exercise, or actually exercises, significant influence or control, in any manner other than through direct holdings alone, over the company.

As per the SBO Rules, a reporting company shall send notice to all its non-individual members who hold more than 10% of shares, voting rights or right to receive or participate in dividends or any other distribution in order to identify the individual SBO and cause such individual to make the required reporting to the company. On receipt of such declaration, the company shall intimate the same to the Ministry of Corporate Affairs.

Any person failing to submit the required disclosures is punishable with imprisonment for a term which may extend to one year or a minimum fine of one lakh rupees, but which may extend to ten lakh rupees or both imprisonment and fine. Where the failure is a continuing one, the individual will be levied a further fine which may extend to one thousand rupees for every day after the first during which the failure continues.

Independent Director Databank

On October 22, 2019, the MCA introduced the Companies (Creation and Maintenance of databank of Independent Directors) Rules, 2019 and amended the Companies (Appointment and Qualification of Directors) Rules, 2014, effective December 1, 2019. The amendments prescribe new requirements for independent directors to register themselves on an online databank and mandatorily undergo an online proficiency self-assessment test.

The Companies (Creation and Maintenance of Databank of Independent Directors) Rules, 2019 has authorized the Indian Institute of Corporate Affairs (“IICA”) as the institute responsible for the creation and maintenance of the online databank, empanelment of existing and aspiring independent directors and for providing a platform for them to acquire knowledge, develop new skills, assess their understanding and apply best practices.

The amendment to the Companies (Appointment and Qualification of Directors) Rules, 2014 mandated that existing Independent Directors as well as the every individual who intends to get appointed as an independent directors, apply online to IICA for inclusion of their name in the Independent Directors Databank.

The individuals registered with IICA are required to pass an online proficiency self-assessment test within a period of one year from the date of inclusion of his/her name in the databank. Exemption from passing the test has been granted to individuals who have served for a period of not less than 10 years as a director or key managerial personnel in a listed public company in India or in an unlisted public company in India having a paid-up share capital of ₹10 crores or more.. However, registration with the online databank will remain compulsory even for exempted individuals.

Income Tax Amendments

Finance Bill, 2020, passed by the Lower House of the Parliament on 23rd March 2020, received Presidential assent on 27th March 2020. The following were the key amendments in the Budget presented in Feb 2020 regarding income tax proposals for FY 2020-21:

➢	Dividends no longer exempt in the hands of shareholders:
o	Effective 1-Apr-20, dividends will be taxable in the hands of shareholders under the head “Income from Other Sources”.
o	Intercorporate dividends: Accordingly, dividends received by holding company from its subsidiary will be taxable in the hands of holding company. Nevertheless, to remove cascading effect, deduction is allowed for dividends paid from such dividends received.

➢	Amendments in withholding tax provisions:
o	Withholding tax on technical services reduced to 2% from 10%. However, withholding tax on professional services continues to be at 10%.
o	Since dividends have become taxable in the hands of shareholders, corresponding provisions introduced in withholding taxes wherein mutual funds (deductors) will have to apply TDS @ 10% on dividend income (if more than Rs.5,000/-) paid to shareholders.
o	Concessional TDS rate of 5% is applicable on interest to Non-residents on specified borrowings under existing provisions. The time limit for such borrowings is extended to 1-Jul-23 from 1-Jul-20.
o	Time limit for receipt of investments extended to 1-Jul-23 from 1-Jul-20 for TDS @ 5% on interest to FPIs
o	FPIs are now permitted by SEBI & RBI to invest in municipal debt securities under limits applicable to State Development Loans. Above concession granted to interest on such securities
o	TDS @ 1% to be applied by E-commerce operators on payments to E-commerce participants (i.e. sellers); (5% if PAN/Aadhaar not available). TDS to be applied even if customer pays directly to e-commerce participant. However, TDS is not applicable if sales through e-commerce operator is less than Rs.0.5 Million & E-commerce participant furnishes PAN / Aadhaar.
o	Tax Collected at Source (TCS) @ 5% introduced on remittances under ‘liberalized remittance scheme’ of the Reserve Bank of India if aggregate receipts exceed Rs.0.7 Million from a buyer.
o	TCS @ 5% introduced on sale of overseas tour package
o	In the above cases, if PAN / Aadhaar of the deductee is not available, TCS is to be applied @ 10%
o	Similarly, TCS @ 0.1% introduced on amount received on sale of goods exceeding Rs. 5 Million (TCS @ 1% if PAN / Aadhaar not available)

➢	The following services have also been brought under tax net. If income from these services accrue or arise due to business connection in India, such income is taxable in India:
o	Income from such advertisement which targets a customer who resides in India or a customer who accesses the advertisement through internet protocol address located in India;
o	Income from sale of data collected from a person who resides in India or from a person who uses internet protocol address located in India; and
o	Income from sale of goods or services using data collected from a person who resides in India or from a person who uses internet protocol address located in India

➢	Residential Status:
o	A person is said to be resident in India if:
•	A person of Indian Origin becomes resident if stay in India > 120 days (currently, 182 days) & stays for 1 out of 4 preceding years
•	If a resident who is not an ordinary resident stays in India for 7 out of 10 preceding years (currently, 9 out of 10)
•	Deemed to be resident if an Indian citizen is not liable to tax in any other country due to any reason.
▪	CBDT clarified that Indian citizens who are bonafide workers in other countries are not included and their foreign income is not taxable in India

➢	Filing of Return of Income (ROI) by Non-residents: As per earlier provisions, Non-Residents / foreign companies need not file ROI if their income includes dividend & interest income. Now, royalty & Fees for Technical Services have also been included in this exception. However, corresponding Transfer Pricing provisions have not been amended and hence Transfer Pricing compliances are still to be adhered to. Further, if withholding taxes were applied on such royalty / fee for technical services under the provisions of Double Taxation Avoidance Agreement, above concession is not applicable.

➢	New tax regime introduced for individuals:
o	A new tax regime has been introduced which can be exercised at the option of individuals. The details are as follows:

Income slabs	New tax regime (if prescribed deductions / exemptions not claimed) OPTIONAL	Current tax regime (with deductions / exemptions)
Upto INR 0.25 Mn	0%	0%
INR 0.25 Mn to INR 0.50 Mn	5% (Nil after tax rebate)	5% (Nil after tax rebate)
INR 0.50 Mn to INR 0.75 Mn	10%	20%
INR 0.75 Mn to INR 1 Mn	15%	20%
INR 1 Mn to INR 1.25 Mn	20%	30%
INR 1.25 Mn to INR 1.50 Mn	25%	30%
Above INR 1.50 Mn	30%	30%

o	The new tax regime is at the option of the individuals which if once exercised by individuals having business income applies to subsequent AYs as well; The option can be withdrawn only once. For other individuals, this option can be exercised every year separately.
o	Alternate Minimum Tax (similar to MAT for corporates) for individuals is withdrawn & existing AMT credit can’t be carried forward
o	To avail the option, individuals need to forego certain deductions / exemptions such as exemption for Leave Travel Allowance, House Rent Allowance, standard deduction, interest on house property loans, deductions for investments, etc. Further, losses pertaining to such deductions & losses under the head house property cannot be claimed.

➢	Faceless assessments by Income Tax Department & disposal of appeals introduced wherein returns filed by corporates can be scrutinised and orders issued through an online process. Relevant directives

On 20th Sep 2019, Hon’ble Finance Minister announced various fiscal measures with the aim of promoting “Make in India” and with a view to attract foreign investments into India. These amendments were brought into effect by way of Tax Laws Amendment Ordinance, 2019. A new corporate tax regime was introduced vide the aforesaid Ordinance.

1.	INTRODUCTION OF SEC 115BAA

➢	Indian companies can now opt for a lower corporate tax rate of 22%
➢	Conditions for availing this lower rate - If the following are not claimed in the computation of taxable income:
o	Exemption of profits of units in SEZ - Section 10AA
o	Additional Depreciation of 20% (for P&M of manufacturing companies) – Sec 32(1)(iia)
o	15% allowance for investment in P&M in backward areas – Sec 32AD
o	Deposit in development accounts, site restoration fund – Sec 33AB & 33ABA
o	Deduction for expenditure on scientific research – Sec 35(2AA) & 35(2AB)
o	Capex deduction for specified business – Sec 35AD
o	Expenditure on agricultural extension projects & skill devt projects – Sec 35CCC & 35CCD
o	Chap VIA deductions under Heading C (except deduction u/s 80JJAA on additional employee costs) i.e deductions u/s 80H, 80HH, 80I, 80IA, etc. for profits of industrial undertakings
o	If brought forward losses not set off to the extent attributable to aforesaid deductions, such loss will not be allowed to be carried forward
➢	Regular Income Tax Depn (excluding addl depn) allowed
➢	Option to be exercised before due date of filing return for FY 2019-20 (AY 2020-21)
➢	Option once exercised can’t be withdrawn

2.	INTRODUCTION OF SEC 115BAB

➢	Newly incorporated Indian manufacturing companies can opt for a lower corporate tax rate of 15%
➢	Conditions for availing the lower rate:
o	Company set-up & registered after 1-Oct-2019 and manufacturing commenced before 31-Mar-2023
o	Company not formed by splitting up / reconstruction of business already in existence
o	Company doesn’t use P&M previously used for any purpose
o	Company doesn’t use any building previously used as hotel or convention centre
o	Company is not engaged in any business other than its business of manufacture / production & research / distribution of article / thing produced by it
➢	Conditions specified in Sec 115BAA in regard to computation of total income & exercise of this option apply to this Section as well
➢	Business transacted between new manufacturing companies opting for lower tax regime treated as Specified Domestic Transaction from Transfer Pricing perspective and Transfer Pricing regulations would apply.

3.	OTHER AMENDMENTS

➢	MAT rate reduced to 15% from 18.5%
➢	Further, MAT not applicable to companies exercising the options for reduced rates of 25% or 15% under sections 115BAA / 115BAB
➢	Amendment of Sec 115QA: No tax on buy-back of shares announced before 5-Jul-2019
➢	Surcharge on CG on sale of security by FIIs restricted to 15% (where total income > Rs 2 Crores)
➢	Surcharge on reduced Corp tax rates under Sec 115BAA & 115BAB will be @ 10%

Surcharge on CG on sale of equity shares of a company / units of an equity-oriented fund / units of a business trust restricted to 15% (10% on total income between Rs 50 Lakhs & Rs 1 Crore and 15% where total income > Rs 2 Crores)

Compliances under COVID-19

Government of India and various departments of the Government have given few relaxations for compliances due to COVID-19 pandemic. We have listed relevant relaxations and measures announced whether or not we have utilized those relaxations.

Relaxations given by Ministry of Corporate Affairs (MCA):

Due to COVID-19 pandemic, the MCA has given the following relaxations on the compliances with applicable laws under the Companies Act, 2013 vide its circular dated March 19, 2020.

•	Conducting board meetings through video conferencing:

Matters pertaining to approval of financial statements, board’s report, mergers, demergers, amalgamations, among others are permitted to be taken up at board and committee meetings held through video-conferencing or other audiovisual means, for meetings held up to June 30, 2020.

•	Time gap between board meetings:

The maximum time gap for holding consecutive meetings of the board has been extended by a period of 60 days, i.e., from the existing 120 days to 180 days until September 30, 2020.

•	Introduction of Company Affirmation of Readiness towards COVID-19 Form (Form CAR) to ascertain companies’ compliance with COVID-19 related measures and guidelines.

•	No requirement for payment of additional fees for late filings under the Companies Act, 2013 during the period from April 1, 2020 to September 30, 2020.

•	Introduction of Companies Fresh Start Scheme, 2020:

The scheme aims to provide an opportunity to companies to make good any filing related defaults and make a fresh start as a fully compliant entity.

•	Requirement of Resident Director:

The requirement for companies to have at least one director who stays in India for a total period of not less than 182 days during the financial year has been relaxed for fiscal year 2020 and shall not be treated as a non-compliance.

•	Conducting General meeting through video conferencing:

The MCA through its circular No. 14/2020 dated April 8, 2020, Circular No. 17/2020 dated April 13, 2020 and Circular No. 20/2020 dated May 5, 2020, permitted to hold extra ordinary general meetings and Annual General Meeting through video conferencing or other audio-visual means, subject to compliance of various conditions mentioned therein.

Income Taxes:

•	Time limit for filing belated / revised income tax return for FY 2018-19 has been extended from 31-Mar-20 to 31-Jul-20. However, late filing fee for belated income tax returns have not been waived off.
•	Due date for remittance of withholding taxes has not been extended. However, interest payable on such taxes withheld has been reduced from 1.5% to 0.75% per month.
•	Similarly, interest for delayed payments of advance tax, self-assessment tax, etc. made between 20-Mar-20 to 29-Jun-20 reduced to 9% p.a from existing 12% or 18% p.a
•	Due dates for issue of notice, intimation, notification, approval order, sanction order, filing of appeal, furnishing of return, statements, applications, reports, any other documents and time limit for completion of proceedings by the authority where the time limit is expiring between 20-Mar-20 to 29-Jun-20 shall be extended to 31-Jul-20.
•	Time limit for investment in savings instruments or investments for roll over benefit of capital gains under Income Tax Act extended to 30-Sep-20.
•	Due date for filing Tax Audit Report of FY 2019-20 extended to 31-Oct-20 and for filing Income Tax Returns for FY 2019-20 extended to 30-Nov-20 in all cases.
•	In addition to the above specific measures, a blanket extension for all due dates falling in between 20-Mar-20 to 29-Jun-20 has been granted till 31-Jul-20.
•	In order to provide relief for individuals who are facing cash crunch due to pay cuts or job loss or waiting for their salaries or wages to be released by their employers, the Income Tax Department also announced to issue all pending income tax refunds up to Rs 5 lakhs immediately to individuals, charitable trusts and business entities
•	Relief for rules for determination of residential status:
o	For persons who came to India before 22-Mar-20, the period of stay from 22-Mar-20 to 31-Mar-20 will not be considered for determining the number of days of stay in India.
o	For persons who have been quarantined in India due to COVID-19 on or after 1-Mar-20 and have either not been able to leave India prior to 31-Mar-20 or were able to leave India on an evacuation flight on or before 31-Mar-20, the period of the stay from the beginning of the quarantine till 31-Mar-20 or the date of departure, will not be considered for determining the number of days of stay in India.
o	For persons who have departed on an evacuation flight on or before 31-Mar-20, the period of stay in India from 22-Mar-20 to the date of departure, shall not be considered for determining the number of days of stay in India.
•	To promote cashless economy, electronic payment methods (such as debit cards powered by RuPay, unified payments interface (UPI) and UPI quick response code) were to be offered compulsorily. However, relief from such provision was granted for wholesalers.

Moreover, Central Board of Direct Taxes (CBDT) released an instruction on 31-Mar-20 providing relief to the deductees wherein certificates for lower withholding tax rates of FY 2019-20 can be adopted for FY 2020-21 as well up to 30-Jun-20. In view of this pandemic wherein there would be a delay in granting certificates for tax deduction at lower rates by Income Tax Department, this would be a great relief for deductees who have applied and waiting for such certificates from Income Tax Department. CBDT also further clarified on 9-Apr-20 that full threshold limit of earlier year certificate can be considered for FY 2020-21 and not only the remaining amount. Hence, Sify had requested our customers to deduct withholding taxes during FY 2020-21 at lower rates based on lower deduction certificates provided during FY 2019-20.

In addition to the aforesaid measures, in order to provide more funds at the disposal of taxpayers for dealing with the economic situation arising out of COVID-19 pandemic, Ministry of Finance made a Press release on 13-May-20 reducing all withholding tax rates by 25% effective 14-May-20 till 31-Mar-21.

Goods & Services Tax (GST):

•	As per existing provisions (Rule 36(4)), Input tax credit claimed in GSTR-3B every month cannot exceed 110% of eligible credit appearing in GSTR-2A. The condition of availment of ITC in GSTR-3B to the extent of 110% of the total eligible ITC appearing in GSTR-2A has been deferred for February 2020 to August 2020 and the same shall not be required to be fulfilled monthly but on a cumulative basis.
•	Where an e-way bill has been generated and its period of validity expires between 20-Mar-20 to 15-Apr-20, the validity period was extended to 30-Apr-20.
•	As regards filing of GST returns, late fee for late filing of GSTR-1 for the months Mar 2020 to May 2020 is waived off if the returns are filed on or before 30-Jun-20.
•	In respect of GSTR 3B, the following relief is available:
o	Due date of filing GSTR-3B for May 2020 extended from 20-June-20 to 27-June-20.
o	For GSTR-3B of Feb to Apr 2020, following are the relief measures:

Month of the return	Due date	Date of payment & filing	Interest for late payment	Fee for late filing of return
Feb 2020	20-Mar-20	Up to 4-Apr-20	NIL	NIL
		From 5-Apr-20 to 24-Jun-20	9% (reduced int rate applicable from 5-Apr-20)	NIL
		After 24-Jun-20	18% (Interest from 21-Mar-20)	Rs.20 or Rs.50 per day till the return filing date
Mar 2020	20-Apr-20	Up to 5-May-20	NIL	NIL
		From 6-May-20 to 24-Jun-20	9% (reduced int rate applicable from 6-May-20)	NIL
		After 24-Jun-20	18% (Interest from 21-Apr-20)	Rs.20 or Rs.50 per day till the return filing date
Apr 2020	20-May-20	Up to 4-Jun-20	NIL	NIL
		From 5-Jun-20 to 24-Jun-20	9% (reduced int rate applicable from 5-Jun-20)	NIL
		After 24-Jun-20	18% (Interest from 21-May-20)	Rs.20 or Rs.50 per day till the return filing date

•	Due dates for issue of notice, intimation, notification, approval order, sanction order, filing of appeal, furnishing of return, statements, applications, reports, any other documents and time limit for completion of proceedings by the authority where the time limit is expiring between 20-Mar-20 to 29-Jun-20 shall be extended to 30-Jun-20.
•	In addition to the above specific measures, a blanket extension for all due dates falling in between 20-Mar-20 to 29-Jun-20 has been granted till 30-Jun-20 for GST provisions as well.
•	GST Annual return: GSTR 9 is an annual return to be filed annually by taxpayers registered under GST. It consists of details regarding the outward and inward supplies made/received during the relevant previous year under different tax heads viz., CGST, SGST & IGST and HSN codes. It is a consolidation of all the monthly/quarterly returns (GSTR-1, GSTR-2A, GSTR-3B) filed in that year. Due date of filing this annual return for FY 2018-19 has been extended from 31-Mar-20 to 30-Sep-20.

•	Ease of filing GST Returns: Nil GSTR 3B returns can be filed just by sending out an SMS from the registered mobile number and verified using a One-time password (OTP). Other GST returns can be now filed with E-Verification code as well, in addition by way of Digital Signature Certificate.

Reserve Bank of India:

•	Repo Rate under LAF reduced by 40 bps to 4.0 per cent from 4.40 per cent
•	Reverse repo rate under the LAF stands reduced to 3.35 per cent from 3.75 per cent.
•	Cash Reserve Ratio Reduced by 100 bps to 3 % to infuse liquidity in the system and Reduced daily CRR maintenance to 80% till June 2020.
•	Marginal standing facility (MSF) rate and the Bank Rate stand reduced to 4.25 per cent from 4.65 per cent.
•	Moratorium on Term Loans - All commercial banks and NBFCs are being permitted to allow a moratorium of Six months on payment of instalments in respect of all term loans outstanding as on March 1, 2020.
•	Deferment of Interest on Working Capital Facilities- lending institutions are being permitted to allow a deferment of Six months on payment of interest in respect of all such facilities outstanding as on March 1, 2020.
•	Easing of Working Capital Financing - In respect of working capital facilities lending institutions may recalculate drawing power by reducing margins and/or by reassessing the working capital cycle for the borrowers.
•	Export Credit - Maximum permissible period of pre-shipment and post-shipment export credit sanctioned by banks from the existing one year to 15 months, for disbursements made up to July 31, 2020.
•	Extension of Time for Payment for Imports - RBI extends the time period for completion of remittances against normal imports into India (except in cases where amounts are withheld towards guarantee of performance) from six months to twelve months from the date of shipment for such imports made on or before July 31, 2020.
•	Permitting Banks to Deal in Offshore Non-Deliverable Rupee Derivative Markets (Offshore NDF Rupee Market)
•	Increase in the investment limit for foreign portfolio investors (FPIs) in corporate bonds to 15%

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

The Company has filed the financial statements and other documents with Ministry of Corporate Affairs, Government of India (“MCA”) for the financial year 2018-19 in Extensible Business Reporting Language (XBRL) mode by using XBRL taxonomy.

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

Foreign Direct Investment

Foreign Direct Investment (FDI) in India is governed by the FDI Policy announced by the Government of India and the provisions of the Foreign Exchange Management Act (FEMA), 1999. Reserve Bank has issued Notification No. FEMA 20 /2000-RB dated May 3, 2000 which contains the Regulations in this regard. This Notification has been amended from time to time. The various amendments are compiled every year in Master Circulars. In terms of Master Circular issued in July 1, 2009, FDI is freely permitted in almost all sectors. Under the FDI Scheme, investments can be made by non-residents in the shares / convertible debentures / preference shares of an Indian Company, through two routes; the Automatic Route and the Government Route. Under the Automatic Route, the foreign investor or the Indian Company does not require any approval from the Reserve Bank or Government of India (RBI) for the investment. Under the Government Route, prior approval of the Government of India, Ministry of Finance and Foreign Investment Promotion Board (FIPB) / Department of Industrial Policy and Promotion (DIPP) is required. The details of FDI are contained in the policy and procedures in respect of FDI in India are available in "the Manual on Investing in India - Foreign Direct Investment, Policy & Procedures".

In terms of Master Circular issued in April 2014, in most manufacturing / service sectors do not require prior approval of the FIPB/DIPP, or the RBI, if the activity of the investee-Company fulfill the conditions prescribed for Automatic Route. These conditions include certain eligibility norms, pricing requirements, subscription in foreign exchange, compliance with the Takeover Code (as described below), and ownership restrictions based on the nature of the foreign investor (as described below). Purchases by foreign investors of ADSs are treated as direct foreign investment in the equity issued by Indian companies for such offerings. Foreign investment up to 100 % of our share capital is currently permitted in telecom industry.

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

Taxation

Given below summary of tax implications for holders of ADSs and equity shares received upon withdrawal of such equity shares who are not resident in India, whether of Indian origin or not. These tax provisions are governed by Income Tax Act read with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme, 1993 or the Scheme, as amended.

Every year, new financial proposals are given effect in the Income-tax Act by way of a Finance Act. Thus, current or existing tax implications as provided in Sections 115AC and 115ACA may undergo a change based on the financial proposals made every year.

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

Residential status of individuals:

A person is said to be resident in India during any fiscal year if he or she stays in India in that year:

•	For a period of at least 182 days or
•	For a period of at least 60 days and, within the four preceding years has been in India for a period or periods amounting to at least 365 days.

However, in case a:

•	citizen of India who leaves India in a previous year for the purposes of employment outside of India
•	citizen of India or a person of Indian origin living abroad who visits India then, the second condition as mentioned above will be applicable only if the person stays in India for a minimum of 182 days.

Finance Act 2020 has amended the provisions of residential status as below:

•	In case of Indian citizens or a person of Indian origin living abroad visiting India having total income, other than income from foreign source, exceeding Rs. 15 lakhs, the period of stay would be considered at 120 days as against 182 days as provided above. Further such person would be treated as Not Ordinarily Resident (NOR) if his stay in India is less than 182 days.
•	Moreover, such person would be deemed to be a Resident of India if his total income (not including foreign sourced income) exceeds Rs. 15 lakhs during the previous year and if he/she is not liable to income tax in any other country or territory by reason of his domicile or residence or any other criteria of similar nature. Such person who is deemed to be resident of India would be treated as NOR.

Residential status of corporates:

As per the provisions of Income Tax Act, a company is said to be resident in India if it is an Indian company or if the control and management of its affairs is situated wholly in India. If any one of the aforesaid conditions is not satisfied, the company is treated as a non-resident as per Income Tax Act.

•	However, Finance Act 2015 brought in a concept called POEM (Place of Effective Management). Accordingly, the residential status of companies was redefined as a company would be considered a resident if it is an Indian company or if its place of effective management, in that year, is in India. POEM was defined that a place where key management and commercial decisions that are necessary for conduct of business as an entity, as a whole are, in substance, made. Thus, a foreign company will become a resident of India if its POEM is in India. POEM is a well recognized concept in OECD Model Tax Convention & UN Model Tax Convention. OECD recognized POEM as a tie-breaker rule for determining residential status and hence most of Double Taxation Avoidance Agreements with India recognize it as a tie-breaker rule.

•	Finance Act 2016 has deferred the applicability of POEM by one year and accordingly POEM was applicable from fiscal 2017 onwards. Ministry of Finance issued detailed guidelines for POEM compliances vide CBDT circular dated January 24, 2017 and also prescribed guidelines specifying the exceptions, modifications and adaptations to the provisions of the Income-tax Act relating to computation of total income, treatment of unabsorbed depreciation, set off or carry forward and set off of losses, collection and recovery and special provisions relating to avoidance of tax applicable to foreign companies having POEM in India vide CBDT Notification No. 29/2018 dated June 22, 2018. This could increase the burden of compliances for our subsidiary companies situated outside India.

Taxation of Distributions:

Up to fiscal year 2020, dividend income was exempt in the hands of shareholders since corporates, while disbursing dividends, paid dividend distribution tax (DDT) thereon. Finance Act 2017 provided that, dividend income in excess of Rs.1 million per annum is taxable at the rate of 10% (plus applicable surcharge and education cess) for non-corporate resident investors.

However, Finance Act 2020 brought back the earlier provisions relating to taxability of dividends, wherein dividend income will be taxed in the hands of shareholders based on their respective taxation limits and provided that companies can do away with payment of DDT. Accordingly, it was also provided that companies are required to withhold taxes on the dividends paid to shareholders as per the relevant provisions of Income Tax Act also adhering to the provisions of Double Taxation Avoidance Agreements (DTAA) / Multilateral Instruments (MLI) with respective countries.

In order to remove the cascading effect on taxes on the dividends paid on the same profits, the amendments also provided for deductions of dividends received from subsidiary companies from the dividends distributed by the holding companies out of the dividends received from their subsidiaries. Such deductions available for dividends distributed by the holding companies up to one month prior to the due date of filing Income Tax Return. Consequent amendment was also made in the provisions for deductions to be allowed on dividend income. It was provided that no deduction shall be allowed from dividend income, other than the deduction on account of interest expense and such deduction shall not exceed twenty percent of the dividend income.

A brief history of taxation of dividend distributions is given below:

Up to fiscal 2013, the domestic companies were liable to pay a dividend distribution tax at the rate of 16.22% inclusive of applicable surcharge and education cess. The Finance Act, 2013 has increased the surcharge on dividend distribution tax from 5% to 10% which resulted in increase in the effective rate of dividend distribution tax to 16.995% as against 16.22% effective April 1, 2013. Any distributions of additional ADSs or equity shares to resident or non-resident holders will not be subject to Indian tax. The Finance Act, 2014 made an amendment in section 115-O, which requires grossing up of dividend amount distributed for computing DDT. As a result, the effective rate of DDT increased from 16.995% to 19.994% inclusive of surcharge and cess. This was effective from October 1, 2014. Further as a result of increase in rate of surcharge in the Finance Act, 2015, the effective rate of DDT has increased to 20.3576% from 19.994%. However, for fiscal year 2019 the Government replaced existing 3 per cent education cess with a 4 per cent ‘Health and Education Cess’ resulting in effective tax rate of 20.555%. Further, the Government of India, through Finance Act, 2017, introduced a tax on dividends accrued to non-corporate resident investors in excess of  1 million per annum at the rate of 10% (plus applicable surcharge and education cess). This is in addition to a dividend distribution tax payable by us.  If the effective rate of dividend distribution tax increases or new forms of taxes on distribution of profits is introduced, the dividend amount receivable by our shareholders after taxes may decrease. Any distributions of additional ADSs or equity shares to resident or non-resident holders will not be subject to Indian tax.

Taxation of Employee Stock Option Plans:

Finance Act, 2009 brought provisions to tax any specified securities or sweat equity shares allotted or transferred, directly or indirectly, by a company free of cost or at concessional rate to its current or former employees. Accordingly, the fair market value (FMV) of the specified security or share as on the date of exercise of the option by the employee as reduced by the amount actually paid by, or recovered from the employee is taxable as a perquisite in the hands of the employee under the head ‘Salaries’. This treatment extends to all options granted under a company’s stock option plan, where such option is exercised on or after April 1, 2009. It is to be noted that such securities or sweat equity shares allotted or transferred by a company free of cost or at concessional rate to its employees were earlier subject to a fringe benefit tax which was abolished in 2009.

Taxation of Capital Gains:

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

The following provisions pertain to taxation of capital gains as per the provisions of Income Tax Act:

•	Shares (including shares issuable on the conversion of the ADSs) held by the non-resident investor for a period of more than 12 months is treated as long term capital assets. If the shares are held for a period of less than 12 months from the date of conversion, the same is treated as short term capital asset.
•	Taxable gain realized in respect of equity shares held for more than 12 months, or long-term gain, is subject to tax at the rate of 10.00% (excluding applicable surcharge and cess).
•	Taxable gain realized in respect of equity shares held for 12 months or less, or short-term gain, is subject to tax at variable rates with a maximum rate of 30.00% (excluding applicable surcharge and cess). The actual rate of tax on short-term gain depends on a number of factors, including the country of residence of the non-resident holder and the type of income chargeable in India
•	Long Term Capital Gain arising from sale of equity shares in a company (or a unit of an equity-oriented fund or a unit of a business trust) on or after October 1, 2004 and on which STT is paid at the time of sale, was earlier exempt from Tax. The Finance Act 2017 had amended the Income Tax Act to provide that the Long-term capital gains realized by any person upon the sale of equity shares in a company is exempt from tax only if the sale of such shares is made on a recognized stock exchange and Securities Transaction Tax, or STT (described below) is paid both at the time of purchase and sale of such shares, or such acquisition has been notified by the central government. The Finance Act, 2018 has amended the Income Tax Act to provide that Long Term Capital Gain exceeding ₹100,000 arising from sale of equity shares in a company or a unit of an equity oriented fund or a unit of a business trust will be taxable at a rate of 10%, subject to satisfaction of certain conditions and will not get the benefit of indexation. Thus, any transfer carried out after 1 April 2018, would result in Long Term Capital Gains in excess of ₹100,000 and will attract tax at the rate of 10 percent. Further if investments are made on or before January 31, 2018, a method of determining the Cost of Acquisition (COA) of such investments has been specifically laid down. The COA of such investments shall be deemed to be the higher of-

o	The actual COA of such investments; and
o	The lower of

▪	Fair Market Value (‘FMV’) of such investments as on January 31, 2018; and
▪	Full Value of Consideration received or accruing as a result of the transfer of the capital asset i.e. the Sale Price.

•	With respect to assets listed as on January 31, 2018, the FMV would be the highest price quoted on the recognized stock exchange on January 31, 2018. In case there is no trading of the said asset in such stock exchange, the highest price on a day immediately preceding January 31, 2018 shall be considered to be the FMV; and any short-term capital gain is taxed at 15% excluding the applicable surcharge and education cess, if the sale of such equity shares is settled on a recognized stock exchange and STT is paid on such sale.

Surcharge and education cess:

As per the Finance Act, 2015, the rate of surcharge for domestic companies having total taxable income exceeding INR 10 Million but not exceeding INR 100 Million is 7% and in the case of domestic companies whose total taxable income is greater than INR 100 Million, the applicable surcharge is 12%. For foreign companies, the rate of surcharge is 2% if the total taxable income exceeds INR 10 Million but does not exceed INR 100 Million and it is 5% if the total taxable income of the foreign company exceeds INR 100 Million. The taxes and applicable surcharge will be increased by incremental levy known as ‘Health and Education cess’ at 4%.Since October 1, 2004, with respect to a sale and purchase of equity shares entered into on a recognized stock exchange in India, (i) both the buyer and seller are required to pay a Securities Transaction Tax (STT) at the rate of 0.1% of the transaction value of the securities, if the transaction is a delivery based transaction, i.e. the transaction involves actual delivery or transfer of shares; (ii) the seller of the shares is required to pay a STT at the rate of 0.025% of the transaction value of the securities if the transaction is a non-delivery based transaction, i.e. a transaction settled without taking delivery of the shares. STT is leviable with respect to a sale and purchase of a derivative and the rates of STT as substituted by Finance Act, 2008 effective June 1, 2008 is as follows: (i) in case of sale of an option in securities, the seller is required to pay an STT at the rate of 0.05% of the option premium; (ii) in case of a sale of an option in securities, where the option is exercised, the buyer is required to pay a STT at the rate of 0.125% of the settlement price; and (iii) in case of sale of futures in securities, the seller is required to pay STT at 0.01% on transaction value.

•	Any resulting taxes on capital gains arising out of such transaction may be offset by the applicable credit mechanism allowed under double tax avoidance agreements. The capital gains tax is computed by applying the appropriate tax rates to the difference between the sale price and the purchase price of the ADSs or equity shares. Under the Scheme, the purchase price of equity shares in an Indian listed company received in exchange for ADSs will be the market price of the underlying shares on the date that the Depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs, or the “stepped up” basis purchase price. The market price will be the price of the equity shares prevailing on the BSE or the NSE, as applicable.

•	There is no corresponding provision under the Income-tax Act in relation to the “stepped up” basis for the purchase price of equity shares. However, to the best of our knowledge, the tax department in India has not denied this benefit. In the event that the tax department denies this benefit, the original purchase price of ADSs would be considered the purchase price for computing the capital gains tax.

•	According to the Scheme, a non-resident holder’s holding period for the purposes of determining the applicable Indian capital gains tax rate relating to equity shares received in exchange for ADSs commences on the date of the notice of the redemption by the Depositary to the custodian. However, the Scheme does not address this issue in the case of resident employees, and it is therefore unclear when the holding period for the purposes of determining capital gains tax commences for such a resident employee.

•	The Finance Act, 2017 has also introduced section 56(2)(x) in the Indian Income Tax Act to include that following shall be chargeable to Income tax as “Income from other sources”:

•	Where any person receives, in any previous year, from any person or persons on or after the first day of April, 2017, amongst others, any shares or securities without consideration, the fair market value of which exceeds fifty thousand rupees, the whole of the fair market value of such shares or securities or for a consideration which is less than the fair market value of the shares or securities by an amount exceeding fifty thousand rupees, the fair market value of such shares or securities as exceeds such consideration. For this purpose, the fair market value is required to be computed as per prescribed taxation rules. Further, this provision is subject to certain specified exemptions, as an example, receipt of shares or securities from specified relatives, or pursuant to tax neutral mergers and demergers. It is unclear whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short-term capital gains, will be subject to tax at a maximum rate of 40% (excluding applicable surcharge and education cess), in case of a foreign company and at a maximum rate of 30% (excluding applicable surcharge and education cess), in case of resident employees and non-resident individuals with taxable income over INR 1 Million.

Withholding Tax on Capital Gains:

Any taxable gain realized by a non-resident on the sale of ADSs or equity shares is to be withheld at the source by the buyer. According to section 196C of the Income Tax Act (“the Act’), where any income by way of interest or dividends in respect of bonds or global depository receipts referred to in section 115AC of the Act or by way of long-term capital gains arising from the transfer of such bonds or global depository receipts is payable to a non-resident, the person responsible for making the payment shall, at the time of credit of such income to the account of the payee or at the time of payment thereof in cash or by the issue of a check or draft or by any other mode, whichever is earlier, deduct income tax thereon at the rate of ten per cent subject to any concession rate of tax provided as per Tax Treaty of respective countries read along with applicable Multilateral Instruments (MLI). The concessional tax rate benefit as per Tax Treaty would be available subject to providing various Tax forms including Tax Residency certificate by non-resident shareholders. However, as per the provisions of Section 196D(2) of the Income Tax Act, no withholding tax is required to be deducted from any income by way of capital gains arising to Foreign Institutional Investors as defined in Section 115AD of the Income Tax Act on the transfer of securities defined in Section 115AD of the Income Tax Act.

Buy-back of Securities:

Prior to July 5, 2019, Indian listed companies were not subject to any tax on the buy-back of their shares. However, the shareholders will be taxed on any resulting gains. In case of resident shareholders in absence of any specific provision under the Income Tax Act, the Company is not required to deduct tax on the consideration payable to resident shareholders pursuant to the Buyback. In case non-resident FPIs, section 196D (2) of the Income Tax Act provides for specific exemption from withholding tax. Thus, no withholding of tax is required in case of consideration payable to FPIs. In case other than FPIs Indian companies would be required to deduct tax at source (including applicable surcharge and cess) on any sum chargeable to tax under section 195(1) of the Income Tax Act. Subject to regulations in this regard, wherever applicable and it is required to do so, tax at source (including applicable surcharge and education cess) shall be deducted at appropriate rates as per the Income Tax Act. In doing this, the Company will be guided by generally followed practices and make use of data available in its records except in cases where the non-resident shareholders provide a specific mandate in this regard. Since the buyback is through the recognized stock exchanges in India, the responsibility of discharge of the tax due on the gains (if any) is primarily on the non-resident shareholder given that practically it is very difficult to withhold taxes. It is therefore important for the non-resident shareholders to suitably compute such gains (if any) on this transaction and immediately pay taxes in India in consultation with their custodians, authorized dealers and/or tax advisors, as appropriate. Further in case of buyback of unlisted shares as per section 115QA of the Income Tax Act, domestic companies are subject to tax on buyback of unlisted shares. The statutory obligation of the non-resident shareholder to pay tax dues on gains (if any) is a separate and independent from the statutory obligation of the Company to withhold taxes. Correspondingly exemption to shareholder under section 10(34A) of the Income Tax Act is provided.

Further with effect from July 5, 2019, the Finance Act (No 2) 2019 has extended the buy-back Tax to shares of listed company under section 115QA of the Income Tax Act, domestic companies are subject to tax on buyback of listed shares. The statutory obligation of the non-resident shareholder to pay tax dues on gains (if any) is a separate and independent from the statutory obligation of the Company to withhold taxes. Correspondingly exemption to shareholder under section 10(34A) of the Income Tax Act is provided.

Further Taxation Law (Amendment) Act 20219 provided that the Tax on buy-back of shares would not apply to such buy-back of shares (being the shares listed on a recognized stock exchange), in respect of which public announcement has been made on or before the 5th day of July, 2019 in accordance with the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018 made under the Securities and Exchange Board of India Act, 1992 (15 of 1992).

Stamp Duty and Transfer Tax

A sale of equity shares in physical form by a non-resident holder will be subject to Indian stamp duty at the rate of 0.25% of the market value of the equity shares on the trade date, although customarily such tax is borne by the transferee. Shares must be traded in dematerialized form. The transfer of shares in dematerialized form is currently not subject to stamp duty. Transfer of ADSs is not subject to Indian stamp duty.

As per the Finance Act 2019 stamp duty shall be chargeable on transfer of shares in Dematerialized Form. Rate in such case shall be 0.015% of total market value of shares in case transfer is made on delivery basis and 0.003% in case transfer is made on non-delivery basis. This provision would be applicable from July 1, 2020.

Goods and Service Tax

Brokerage or commission paid to stockbrokers in connection with the sale or purchase of shares is subject to GST of 18% with effect from July 1, 2017. The stockbroker is responsible for collecting the GST from the shareholder and paying it to the relevant authority. In Erstwhile service tax regime, the service tax rate was 15% inclusive of all cess.

Minimum Alternate Tax

The Indian Government had introduced Section 115JA to the Income Tax Act which came into effect in April 1, 1997, to bring certain zero tax companies under the ambit of a Minimum Alternative Tax, or MAT. Finance Act, 2000 introduced Section 115JB to the Income Tax Act modifying the MAT provisions. Accordingly, if the tax on taxable income of a Company computed under this Act, in respect of a financial year is less than 7.5% of its book profits, the tax on total income of such Company for the relevant financial year shall be deemed to be an amount equal to 7.5%  (plus applicable surcharge & cess) of such book profits. Further, the Income tax Act provides that the MAT paid by the companies can be adjusted against its tax liability under the normal provisions of the Indian Income tax laws but limited to the extent that is over and above the tax computed under MAT provisions. The taxable rate under MAT provisions was revised over the years. The Finance Act, 2015 increased the surcharge to 12% from 10% and Finance Act, 2019 replaced 3 percent Education Cess with a 4 percent ‘Health and Education Cess’. Consequent to the aforesaid amendments, the effective rate of MAT was 21.5488%. During FY 2019-20, Tax Laws Amendment Ordinance, 2019 was passed and MAT rate was reduced to 15% from the earlier 18.5%. Consequently, effective rate of MAT reduced to 17.47%. Further, a new corporate tax regime was introduced in which MAT was fully abolished if such regime is opted by the corporates. The new tax regime is discussed in detail under the head “Additional information”.

The Income Tax Act provides that the MAT paid by companies can be adjusted against its tax liability over the next fifteen years. However, if corporates opt for the new tax regime, existing MAT Credit cannot be carried forward & adjusted in subsequent years.

Material United States Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences that may be relevant with respect to the ownership and disposition of equity shares or ADSs and is for general information only. This summary addresses the U.S. federal income tax considerations of U.S. holders. For purposes of this discussion, “U.S. holders” are (a) individuals who are citizens or residents of the United States, (b) corporations (or other entities treated as corporations for U,S, federal income tax purposes) created in or under the laws of the United States or any political subdivision thereof or therein, (c) estates, the income of which is includable in gross income for U.S. federal income tax purposes, regardless of its source and (d) trusts having a valid election to be treated as “United States persons” (within the meaning of Section 7701(a)(30) of U.S. Internal Revenue Code of 1986, as amended (the “Code”)) in effect under U.S. Treasury Regulations or the administration of which a U.S. court exercises primary supervision and with respect to which a United States person has the authority to control all substantial decisions.

This summary is limited to U.S. holders who hold or will hold equity shares or ADSs as capital assets. In addition, this summary is limited to U.S. holders who are not residents in India for purposes of the Convention between the Government of the United States of America and the GoI for the avoidance of Double Taxation and the prevention of Fiscal Evasion (the “Convention”) with respect to taxes on income. If a partnership holds the equity shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding equity shares or ADSs should consult its own tax advisor.

This summary does not address any tax considerations arising under the laws of any U.S. state or local or foreign jurisdiction, or tax considerations under any U.S. non-income tax laws. In addition, this summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, regulated investment companies, real estate investment trusts, financial institutions, dealers in securities or currencies, tax-exempt entities, persons liable for alternative minimum tax, persons that will hold equity shares or ADSs as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, persons holding ADSs or equity shares through partnerships or other pass-through entities, persons that have a “functional currency” other than the U.S. dollar or holders of 10% or more, by voting power or value, of the shares of our company. This summary is based on the Code, U.S. Treasury Regulations in effect or, in some cases, proposed, as of the date of this document, as well as judicial and administrative interpretations thereof available on or before such date and is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing is subject to change, which could apply retroactively and could affect the tax consequences described below.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, U.S. STATE, U.S. LOCAL AND NON-U.S. TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSs

Ownership of ADSs. For U.S. federal income tax purposes, holders of ADSs generally will be treated as the owners of equity shares represented by such ADSs. Accordingly, the conversion of ADSs into equity shares generally will not be subject to United States federal income tax.

Dividends. The gross amount of any distributions of cash or property (other than, generally, distributions of our equity shares) with respect to equity shares or ADSs will generally be included in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally should be the date of receipt by the depositary, to the extent such distributions are made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of our company. Such dividends will not be eligible for the dividends received deduction (“DRD”) generally allowed to corporate U.S. holders, other than certain corporate U.S. holders who own 10% or more of us. 10% corporate U.S. holders should consult their tax advisors regarding any DRD to which they are entitled. To the extent, if any, that the amount of any distribution by our company exceeds our company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles, such excess will be treated first as a tax-free return of capital to the extent of the U.S. holder’s tax basis in the equity shares or ADSs and thereafter as capital gain. However, because we do not intend to determine our earnings and profits under U.S. federal income tax principles, any distribution will generally be treated as a dividend for U.S. federal income tax purposes.

Subject to certain conditions and limitations, including the passive foreign investment company rules described below, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes.

A qualified foreign corporation generally includes a foreign corporation (1) with respect to any dividend it pays on its shares (or ADSs in respect of such shares) that are readily tradable on an established securities market in the United States, or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States which the U.S. Treasury Secretary determines is satisfactory and which includes an exchange of information program. In addition, a corporation is not a qualified foreign corporation if it is a passive foreign investment company (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year. Our ADSs are traded on the NYSE, an established securities market in the United States as identified by Internal Revenue Service guidance. We may also be eligible for benefits under the Convention.

Subject to certain conditions and limitations, Indian dividend withholding tax, if any, imposed upon distributions paid to a U.S. holder with respect to such holder’s equity shares or ADSs generally should be eligible for credit against the U.S. holder’s U.S. federal income tax liability. Alternatively, a U.S. holder may claim a deduction for such amount, but only for a year in which a U.S. holder does not claim a credit with respect to any foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, distributions on equity shares or ADSs will be income from sources outside the United States and will generally be “passive category income” for purposes of computing the United States foreign tax credit allowable to a U.S. holder. No foreign tax credit or deduction is allowed for taxes paid or accrued with respect to a dividend that qualifies for the DRD. If dividends are paid in Indian rupees, the amount of the dividend distribution included in the income of a U.S. holder will be in the U.S. dollar value of the payments made in Indian rupees, determined at a spot exchange rate between Indian rupees and U.S. dollars applicable to the date such dividend is included in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss, if any, resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss.

Sale or Exchange of Equity Shares or ADSs. A U.S. holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder’s adjusted tax basis in the equity shares or ADSs, as the case may be. Subject to the “Passive Foreign Investment Company” discussion below, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the equity shares or ADSs, as the case may be, were held for more than one year. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source passive category income or loss for U.S. foreign tax credit purposes. Capital gains realized by a U.S. holder upon sale of equity shares (but not ADSs) may be subject to tax in India, including withholding tax. See the “Taxation of Distributions” and “Taxation of Capital Gains” discussion above. Due to limitations on foreign tax credits, however, a U.S. holder may not be able to utilize any such taxes as a credit against the U.S. holder’s federal income tax liability.

Backup Withholding Tax and Information Reporting. Any dividends paid, or proceeds on a sale of, equity shares or ADSs to or by a U.S. holder may be subject to U.S. information reporting, and backup withholding, currently at a rate of 24%, may apply unless the holder is an exempt recipient or provides such holder’s correct U.S. taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with any applicable backup withholding requirements. Any amount withheld under the backup withholding rules may be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Estate taxes. An individual U.S. holder will have the value of the equity shares or ADSs held by such holder included in his or her gross estate for U.S. federal estate tax purposes. An individual holder who actually pays Indian estate tax with respect to the equity shares may, however, be entitled to credit the amount of such tax against his or her U.S. federal estate tax liability, subject to a number of conditions and limitations.

Additional Tax on Net Investment Income. U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds are subject to a 3.8% tax on certain net investment income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, equity shares or ADSs, subject to certain limitations and exceptions.

Passive Foreign Investment Company. A non-U.S. corporation will be classified as a passive foreign investment company for any taxable year for U.S. federal income tax purposes if either:

•	75% or more of its gross income for the taxable year is passive income; or

•	on average for the taxable year by value, or, if it is not a publicly traded corporation and so elects or is a controlled foreign corporation, by adjusted basis, if 50% or more of its assets produce or are held for the production of passive income.

We do not believe that we satisfy either of the tests for passive foreign investment company status for the taxable year ended March 31, 2020. However, because this determination is made on an annual basis and depends on a variety of factors (including the value of our ADSs), no assurance can be given that we were not considered a passive foreign investment company in a prior taxable year, or that we will not be considered a passive foreign investment company for the current taxable year and/or future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:

•	pay an interest charge together with tax calculated at ordinary income rates on “excess distributions,” as the term is defined in relevant provisions of U.S. tax laws, and on any gain on a sale or other disposition of ADSs or equity shares;

•	if an election is made for us to be a “qualified electing fund” (as the term is defined in relevant provisions of the U.S. tax laws), include in their taxable income their pro rata share of undistributed amounts of our income; or

•	if the equity shares are “marketable” and a mark-to-market election is made, mark-to-market the equity shares each taxable year and recognize ordinary gain and, to the extent of prior ordinary gain, ordinary loss for the increase or decrease in market value for such taxable year.

If we are treated as a passive foreign investment company, we do not plan to provide information necessary for the qualified electing fund election.

If we are treated as a passive foreign investment company for any taxable year during which a U.S. holder holds the ADSs or equity shares, we will continue to be treated as a passive foreign investment company with respect to such U.S. holder for all succeeding years during which the U.S. holder holds the ADSs or equity shares, unless we were to cease to be a passive foreign investment company and the U.S. holder makes a “deemed sale” election with respect to the ADSs or equity shares.

In addition, certain information reporting obligations may apply to U.S. holders if we are determined to be a passive foreign investment company.

THE ABOVE SUMMARY IS NOT INTENDED TO BE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO OWNERSHIP OF EQUITY SHARES OR ADSs. YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM AN INVESTMENT IN THE ADSs OR EQUITY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION, AND ANY ESTATE, GIFT AND INHERITANCE LAWS.

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

Refer to note 35 of the notes to consolidated financial statements to this Annual Report for further analysis and exposure arising out of credit risk, liquidity risk and currency risk

Item 12. Description of Securities Other Than Equity Securities

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

Further on September 18, 2018, the Company executed an amendment to the Letter agreements dated February 17, 2009, April 20, 2010, June 3, 2011 and October 4, 2016 with Citibank N.A., New York waiving the issuance fees for ADRs issued pursuant to the Company’s Associate Stock Option Plan on the issuance of up to 25 million ADRs. Also, the term was extended until March 31, 2025.

Direct and Indirect Payments by the Depositary to Sify

Pursuant to the Deposit Agreement with Citibank N.A, we have not received any payments from Citibank during the fiscal year ended March 31, 2020 in connection with our ADS Program

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15. Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 20-F, our management, with the participation of our CEO, Chairman and Managing Director and CFO, has carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), at March 31, 2020. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our CEO, Chairman and Managing Director and CFO, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.

Based on their evaluation as of the end of the period covered by this Annual Report on Form 20-F, our CEO, Chairman and Managing Director and CFO have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer, Chairman and Managing Director and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

Management’s annual report on internal control over financial reporting

1)	Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets.
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

2)	Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2020. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in Internal Control — Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2020.

3)	Our independent registered public accounting firm, ASA & Associates LLP, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2020.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Sify Technologies Limited

Opinion on Internal Control over Financial Reporting

We have audited Sify Technologies Limited’s (“the Company”) internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company and subsidiaries as of March 31, 2020 and March 31, 2019 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three year period ended March 31, 2020 and the related notes (collectively referred to as the ‘financial statements’) and our report dated July 27, 2020 expressed an unqualified opinion on those financial statements.

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

July 27th 2020

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

Fiscal year ended
Type of Service	march 31, 2020	march 31, 2019
(a) Audit Fees	₹ 6.30 million	₹ 5.70 million
(b) Audit Related Fees	₹ 0.78 million	₹ 0.51 million
(c) Tax Fees	-	-
(d) All Other Fees	-	-

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

See Item No 18

Item 18. Financial Statements

Consolidated Statements and other Financial Information

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Sify Technologies Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Sify Technologies Limited and its subsidiaries (‘the Company’) as of March 31, 2020 and 2019 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three year period ended March 31, 2020 and the related notes (collectively referred to as the ‘financial statements’).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sify Technologies Limited and its subsidiaries as of March 31, 2020 and 2019 and the results of their operations and their cash flows for each of the years in the three year period ended March 31, 2020, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (‘PCAOB’), Sify Technologies Limited’s internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 27, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Chennai, India
July 27, 2020

Sify Technologies Limited

Consolidated Statement of Financial Position

(In thousands of Rupees, except share data and as otherwise stated)

		As at March 31,		As at March 31,
	Note	2020 ₹	2019 ₹	2020 Convenience translation into US$ thousands
				Note 2(c)
Assets
Property, plant and equipment	5	11,801,530	8,636,012	156,548
Right of Use Assets	7	3,864,543	-	51,263
Intangible assets	6	679,692	576,519	9,016
Lease prepayments	9	-	1,322,748	-
Other assets	10	917,216	1,831,937	12,167
Deferred contract costs	18A	38,237	30,626	507
Other investments	15	211,972	194,639	2,812
Deferred tax assets	11	99,346	236,046	1,318
Total non-current assets		17,612,536	12,828,527	233,631

Inventories	12	1,302,056	1,715,314	17,272
Trade and other receivables, net	13	12,071,983	12,627,440	160,135
Contract assets	18A	16,113	33,634	214
Deferred contract costs		63,774	82,405	846
Prepayments for current assets	14	537,844	400,883	7,135
Restricted cash	8	332,605	313,057	4,412
Cash and cash equivalents	8	2,318,480	1,934,918	30,755
Total current assets		16,642,855	17,107,651	220,769
Total assets		34,255,391	29,936,178	454,400

Equity	16
Share capital		1,805,047	1,804,258	23,944
Share premium		19,358,022	19,352,084	256,786
Share based payment reserve		351,054	306,080	4,657
Other components of equity		93,617	54,613	1,242
Accumulated deficit		(10,256,432)	(10,738,207)	(136,052)
Total equity attributable to equity holders of the Company		11,351,308	10,778,828	150,577

Sify Technologies Limited

Consolidated Statement of Financial Position

(In thousands of Rupees, except share data and as otherwise stated)

		As at March 31,		As at March 31,
	Note	2020 ₹	2019 ₹	2020 Convenience translation into US$ thousands
				Note 2(c)
Liabilities
Finance lease obligations, other than current installments		-		-
Borrowings	19	3,741,106	3,328,544	49,626
Lease liabilities	7	1,470,099	27,027	19,501
Employee benefits	17	177,399	170,811	2,353
Contract liabilities	18A	981,767	1,022,385	13,023
Other liabilities	18B	33,420	172,423	443
Total non-current liabilities		6,403,791	4,721,190	84,946

Finance lease obligations, current installments		-		-
Borrowings	19	4,361,631	3,329,767	57,857
Lease Liabilities	7	356,110	69,852	4,724
Bank overdraft	8	1,235,794	1,553,203	16,393
Trade and other payables	20	9,073,859	8,149,536	120,365
Contract liabilities	21	1,472,898	1,333,802	19,538
Total current liabilities		16,500,292	14,436,160	218,877

Total liabilities		22,904,083	19,157,350	303,823
Total equity and liabilities		34,255,391	29,936,178	454,400

The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited

Consolidated Statement of Income

(In thousands of Rupees, except share data and as otherwise stated)

		Year ended March 31,			Year ended March 31,
	Note	2020 ₹	2019 ₹	2018 ₹	2020 Convenience translation into US$ thousands
					Note2(c)
Revenue
- Rendering of services		21,125,781	19,640,146	19,109,169	280,235
- Sale of products		1,826,286	1,906,739	1,576,444	24,226
Total	22	22,952,067	21,546,885	20,685,613	304,461
Cost of goods sold and services rendered
- Rendering of services		(12,488,814)	(11,911,352)	(12,103,596)	(165,666)
- Sale of products		(1,876,013)	(1,690,872)	(1,331,354)	(24,885)
Total	24	(14,364,827)	(13,602,224)	(13,434,950)	(190,551)
Other income		97,155	217,216	189,738	1,289
Selling, general and administrative expenses	25	(4,513,646)	(4,874,620)	(4,394,814)	(59,874)
Depreciation and amortization	5,6 & 7	(2,290,777)	(1,533,912)	(1,754,537)	(30,387)
Profit from operating activities		1,879,972	1,753,345	1,291,050	24,938

Finance income	28	193,877	46,314	129,325	2,572
Finance expenses	28	(1,054,133)	(728,344)	(496,780)	(13,983)

Net finance income / (expense)		(860,256)	(682,030)	(367,455)	(11,411)

Profit before tax		1019,716	1,071,315	923,595	13,527
Income tax (expense) / benefit	11	(314,339)	(2,612)	(194)	(4,170)
Profit for the year		705,377	1,068,703	923,401	9,357
Attributable to:
Equity holders of the Company		705,377	1,068,703	923,401	9,357
Non-controlling interest		-	-	-	-
		705,377	1,068,703	923,401	9,357
Earnings per share	29
Basic earnings per share		3.94	6.92	6.14	0.05
Diluted earnings per share		3.90	6.86	6.11	0.05

The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited

Consolidated Statement of Comprehensive Income

(In thousands of Rupees, except share data and as otherwise stated)

	Year ended March 31,
	2020 ₹	2019 ₹	2018 ₹	2020 Convenience translation into US$ thousands Note 2(c)
Profit for the year	705,377	1,068,703	923,401	9,357
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements of the net defined benefit liability/asset	10,816	2,671	5,379	143
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	28,188	18,307	1,458	374
Total other comprehensive income, net of taxes	39,004	20,978	6,837	517
Total comprehensive income	744,381	1,089,681	930,238	9,874
Total comprehensive income attributable to:
Equity holders of the Company	744,381	1,089,681	930,238	9,874
Non-controlling interest
	744,381	1,089,681	930,238	9,874

Sify Technologies Limited

Consolidated Statement of Changes in Equity

(In thousands of Rupees, except share data and as otherwise stated)

For year ended March 31, 2020

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained earnings / (accumulated deficit)	Total	Non- controlling interest	Total equity
Balance at April 1, 2019	1,804,258	19,352,084	306,080	54,613	(10,738,207)	10,778,828	-	10,778,828

Total comprehensive income for the year	-	-	-	39,004	705,377	744,381	-	744,381

Transactions with owners, recorded directly in equity

Shares issued on exercise of ESOP	789	4,540				5,329		5,329
Call money received						-		-
Dividends paid (incl dividend distribution tax)					(223,602)	(223,602)		(223,602)
Transaction costs related to equity						-		-
Transferred from share based payment reserve on exercise of ESOP		1,398	(1,398)			-		-
ESOP Expenses			46,372			46,372		46,372
Balance at March 31, 2020	1,805,047	19,358,022	351,054	93,617	(10,256,432)	11,351,308	-	11,351,308

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

Sify Technologies Limited

Consolidated Statements of Cash Flows

For the fiscal years ended March 31,

(In thousands of Rupees, except share data and as otherwise stated)

	Year ended March 31,
	2020 ₹	2019 ₹	2018 ₹	2020 Convenience translation into US$ thousands
				(Unaudited) Note 2(c)
Profit for the year	705,377	1,068,703	923,401	9,357
Adjustments for:
Depreciation and amortization	2,290,777	1,533,912	1,754,537	30,387
(Gain) / loss on sale of property, plant and equipment	10,158	(7,218)	(2,553)	135
Deposits/Advances no longer payable written back	43,957			583
Provision for doubtful receivables/ advances	479,747	536,290	370,000	6,364
Stock compensation expense	46,372	4,835	6,824	615
Net finance (income) / expense	860,256	682,030	367,455	11,411
Unrealized (gain)/ loss on account of exchange differences	8,342	64,100	(1,863)	111
Amortization of leasehold prepayments	-	22,096	21,728	-
Tax expense	314,339	2,612	194	4,170
Cash flow from operating activities before working capital changes	4,759,325	3,907,360	3,439,723	63,133

Change in trade and other receivables	(289,830)	(2,182,564)	(2,220,619)	(3,845)
Change in inventories	413,258	(1,069,467)	536,139	5,482
Change in Contract Assets	17,521	23,916	-	232
Change in Contract Costs	11,020	(4,312)	-	146
Change in Contract Liabilities	140,378	261,094	-	1,862
Change in other assets	(561,037)	(158,442)	(518,958)	(7,442)
Change in trade and other payables	235,332	1,204,143	604,701	3,123
Change in employee benefits	17,888	26,874	29,060	237
Change in deferred income	-	-	296,574	-
Cash generated from operations	4,743,855	2,008,602	2,166,620	62,928
Income taxes (paid)/ refund received	298,963	(567,222)	(46,016)	3,966
Net cash from / (used in) operating activities	5,042,818	1,441,380	2,120,604	66,894

Sify Technologies Limited

Consolidated Statements of Cash Flows

For the fiscal years ended March 31,

(In thousands of Rupees, except share and per share data and as otherwise stated)

	Year ended March 31,
	2020 ₹	2019 ₹	2018 ₹	2020 Convenience translation into US$ thousands
				(Unaudited) Note 2(c)
Cash flows from / (used in) investing activities
Acquisition of property, plant and equipment	(4,062,088)	(3,795,426)	(1,668,979)	(53,884)
Expenditure on intangible assets	(340,898)	(173,422)	(163,507)	(4,522)
Proceeds from sale of property, plant and equipment	11,242	7,318	2,425	149
Investments in corporate debt securities	-	(38,300)	(71,093)	-
Finance income received	164,012	26,148	106,850	2,176
Amount paid for acquisition of right of use assets	(98,587)	-	-	(1,308)
Net cash from / (used in) investing activities	(4,326,319)	(3,973,682)	(1,794,304)	(57,389)

Cash flows from / (used in) financing activities
Proceeds from issue of share capital (including share premium)	-	935,448	12,169	-
Proceeds from issue of shares on exercise of options (including share premium)	5,334	-	-	71
Proceeds from / (repayment) of borrowings (net)	1,488,903	3,133,845	42,719	19,750
Repayment of lease liabilities	(219,529)	-	-	(2,912)
Finance expenses paid	(1,047,185)	(707,937)	(491,293)	(13,891)
Proceeds from / (repayment of) finance lease liabilities	-	(89,086)	(402,954)	-
Payment of dividend and dividend distribution tax	(223,602)	(217,880)	(208,697)	(2,966)
Net cash from / (used in) financing activities	3,921	3,054,390	(1,048,056)	52

Net increase / (decrease) in cash and cash equivalents	720,420	522,088	(721,756)	9,557
Cash and cash equivalents at April 1	694,771	166,584	893,104	9,216
Effect of exchange fluctuations on cash held	100	6,100	(4,764)	1
Cash and cash equivalents at March 31	1,415,291	694,772	166,584	18,774

Refer note 3 (c) and note 8 for the composition of cash and cash equivalents.

Disclosure relating to changes in liabilities arising from financing activities – Refer note below

The accompanying notes form an integral part of these consolidated financial statements

Note: Reconciliation of liabilities from financing activities

						Non-cash movement
Particulars	As at April 01, 2019	Proceeds	Repayment	Movement in Short term Borrowings	Net Cash flow movement	IFRS 16 adjustments	Foreign exchange movement	Fair value changes	As at March 31, 2020
Borrowings	66,58,311	28,32,133	(23,36,301)	9,93,101	14,88,933	(77,750)	42,587	(9,345)	81,02,736
Lease Liability	96,879	-	(2,19,529)	-	(2,19,529)	19,48,861	-	-	18,26,211
Total	67,55,190	28,32,133	(25,55,830)	9,93,101	12,69,404	18,71,111	42,587	(9,345)	99,28,947

						Non-cash movement
Particulars	As at April 01, 2018	Proceeds	Repayment	Movement in Short term Borrowings	Net Cash flow movement	Foreign exchange movement	Fair value changes	As at March 31, 2019
Borrowings	34,85,865	38,72,890	(15,06,681)	7,67,636	31,33,845	51,500	(12,899)	66,58,311
Finance Lease Liability	1,85,965	-	(89,086)	-	(89,086)	-	-	96,879
Total	36,71,830	38,72,890	(15,95,767)	7,67,636	30,44,759	51,500	(12,899)	67,55,190

SIFY TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Rupees, except share data and as stated otherwise)

1.	Reporting entity

Sify Technologies Limited (‘Sify’ or ‘the Company’) is a Company domiciled in India. The address of the Company’s registered office is 2nd Floor, TIDEL Park, 4, Rajiv Gandhi Salai, Taramani, Chennai – 600113, India. The Company and its subsidiaries Sify Technologies (Singapore) Pte. Limited, Sify Technologies North America Corporation, Sify Data and Managed Services Limited and Sify Infinit Spaces Limited (are together referred to as the ‘Group’ and individually as ‘Group entities’). The Group offers converged ICT solutions comprising Network-centric services, Data Center-centric IT services which includes Data Center services, cloud and managed services, applications integration services and technology integration services. The Company was incorporated on December 12, 1995 and is listed on the NASDAQ Capital Market. The financial statements are for the Group consisting of Sify Technologies Limited (the 'Company') and its subsidiaries.

2.	Basis of preparation

a.	Statement of compliance

The accompanying Consolidated Financial Statements of the Group have been prepared in accordance with the International Financial Reporting Standards (IFRS) and its interpretations as issued by the International Accounting Standards Board (IASB).

These Consolidated Financial Statements have been approved for issue by the Board of Directors on July 27, 2020

b.	Basis of measurement

These Consolidated Financial Statements have been prepared on the historical cost basis except for the following:

•	Derivative financial instruments are measured at fair value
•	Financial instruments at fair value through profit or loss are measured at fair value.
•	Financial assets at fair value through other comprehensive income are measured at fair value
•	Share-based payments
•	The defined benefit asset is recognized as the net total of the plan assets, plus unrecognized past service cost and unrecognized actuarial losses, less unrecognized actuarial gains and the present value of the defined benefit obligation.
•	In relation to lease prepayments, the initial fair value of the security deposit is estimated as the present value of the refundable amount, discounted using the market interest rates for similar instruments. The difference between the initial fair value and the refundable amount of the deposit is recognized as a Right of Use Asset and present value of lease liability

The above items have been measured at fair value and the methods used to measure fair values are discussed further in Note 4.

c.	Functional and presentation currency

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

Convenience translation (unaudited): Solely for the convenience of the reader, the financial statements as of and for the year ended March 31, 2020 have been translated into United States dollars (neither the presentation currency nor the functional currency of the Group) based on the reference rate in the City of Mumbai on March 31, 2020, for cable transfers in Indian rupees as published by the Reserve Bank of India which was ₹ 75.386 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollar at such a rate or at any other rate on March 31, 2020 or at any other date.

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

Application of accounting policies that require critical accounting estimates, judgments and assumptions having the most significant effect on the amounts recognized in the financial statements are:

•	Useful lives of property, plant and equipment (Note 3 e and Note 5)
•	Useful lives of intangible assets (Note 3 g and Note 6)
•	Estimate of Lease term and measurement of Right of Use Assets and Lease Liabilities (Note 3 h, 7, 9)
•	Identification of performance obligation and timing of satisfaction of performance obligation, measurement of transaction price on revenue recognition (Note 3 o)
•	Measurement of the recoverable amounts of cash-generating units containing goodwill (Note 3 k and Note 6)

•	Utilization of tax losses and computation of deferred taxes (Note 3 r, 11)
•	Measurement of defined employee benefit obligations (Note 17)
•	Measurement of share-based payments (Note 3 m, 27)
•	Valuation of financial instruments (Note 3 c, 4, 34 and 35)
•	Provisions and contingencies (Note 3 n and 31)
•	Expected Credit losses on Financial Assets (Note 3 c, 13)

Estimation uncertainty relating to global health pandemic on COVID-19

Recoverability of receivables, contract assets and contract costs, carrying amount of Property, Plant and Equipment and certain investments have all been assessed based on the information available within the company and external sources such as credit reports and economic forecasts. The company has performed impairment testing and assessed that the carrying amount of these assets will be recovered. The impact of global health pandemic may be different from the date of approval of Financial Statements.

The company has assessed the external environment, short term and long term liquidity position, company's mitigative actions regarding material uncertainties related to global health pandemic on COVID-19 and the company expects these uncertainties do not cast significant doubt upon the ability of the company to continue as going concern.

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

(i) Financial Assets

Financial assets comprise of investments in equity and debt securities, trade and other receivables, cash and cash equivalents and other financial assets.

Initial recognition:

All financial assets are recognized initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset. Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

Subsequent measurement:

Financial assets measured at amortized cost:

Financial assets held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding are measured at amortised cost using effective interest rate (EIR) method. The EIR amortisation is recognized as finance income in the Statement of Income.

The Group while applying above criteria has classified the following financial assets at amortised cost

- Trade receivables

- Other financial assets.

- Investment in debt securities

Financial assets at fair value through other comprehensive income (FVTOCI):

Financial assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding are subsequently measured at FVTOCI. Fair value movements in financial assets at FVTOCI are recognized in other comprehensive income.

Equity instruments held for trading are classified as at fair value through profit or loss (FVTPL). For other equity instruments the Group classifies the same as at FVTOCI. The classification is made on initial recognition and is irrevocable. Fair value changes on equity investments at FVTOCI, excluding dividends, are recognized in other comprehensive income (OCI).

Financial assets at fair value through profit or loss (FVTPL):

Financial asset are measured at fair value through profit or loss if it does not meet the criteria for classification as measured at amortised cost or at fair value through other comprehensive income. All fair value changes are recognized in the Statement of Income.

Derecognition of financial assets:

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire or the financial asset is transferred and the transfer qualifies for derecognition. On derecognition of a financial asset in its entirety, the difference between the carrying amount (measured at the date of derecognition) and the consideration received (including any new asset obtained less any new liability assumed) shall be recognized in the Statement of Income.

Impairment of financial assets:

Trade receivables, contract assets, lease receivables under IFRS 9, investments in debt instruments that are carried at amortised cost, investments in debt instruments that are carried at FVTOCI are tested for impairment based on the expected credit losses for the respective financial asset.

Trade receivables

An impairment analysis is performed at each reporting date. The expected credit losses over lifetime of the asset are estimated by adopting the simplified approach using a provision matrix which is based on historical loss rates reflecting current condition and forecasts of future economic conditions. In this approach assets are grouped on the basis of similar credit characteristics such as industry, customer segment and other factors which are relevant to estimate the expected cash loss from these assets.

Other financial assets

Other financial assets are tested for impairment based on significant change in credit risk since initial recognition and impairment is measured based on probability of default over the lifetime when there is significant increase in credit risk.

(ii) Financial liabilities

Financial liabilities are initially recognized at fair value and any transaction cost that are attributable to the acquisition of the financial liabilities except financial liabilities at fair value through profit or loss which are initially measured at fair value.

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

Derecognition of financial liabilities:

A financial liability shall be derecognized when, and only when, it is extinguished i.e. when the obligation specified in the contract is discharged or cancelled or expires.

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

(v) Reclassification of financial assets

The Group determines classification of financial assets and liabilities on initial recognition. After initial recognition, no reclassification is made for financial assets which are categorised as equity instruments at FVTOCI and financial assets or liabilities that are specifically designated as FVTPL. For financial assets which are debt instruments, a reclassification is made only if there is a change in the business model for managing those assets. Changes to the business model are expected to be very infrequent. The management determines change in the business model as a result of external or internal changes which are significant to the Group’s operations. A change in the business model occurs when the Group either begins or ceases to perform an activity that is significant to its operations. If the Group reclassifies financial assets, it applies the reclassification prospectively from the reclassification date which is the first day of the immediately next reporting period following the change in business model. The Group does not restate any previously recognized gains, losses (including impairment gains or losses) or interest.

d.	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new ordinary shares or share options are recognized as a deduction from equity, net of any tax effects.

e.	Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and where applicable accumulated impairment losses. Cost of an item of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchases taxes, after deducting trade discounts and rebates and includes expenditure directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials, direct labor and any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

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

(ii) Depreciation

Depreciation is recognized in the consolidated statement of income on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Management’s estimated useful lives for the years ended March 31, 2020, 2019 and 2018 were as follows:

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

(ii) Amortization of intangible assets with finite useful lives

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The estimated useful lives for the current and previous year are as follows:

Estimate of useful life in years
Software	1 – 3
Undersea cable capacity	12
Other Intangibles	3 - 5

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

h.	Leases

The Group as a lessee

The Group’s lease asset classes primarily consist of leases for land and buildings. The group assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the group assesses whether: (1) the contract involves the use of an identified asset (2) the group has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the group has the right to direct the use of the asset.

At the date of commencement of the lease, the Group recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

Certain lease arrangements includes the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset. Right of use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of the leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the group changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Group as a lessor

Leases for which the group is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

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

k. Impairment of non-financial assets

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

Defined contribution plans are post-employment benefit plans under which an entity pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. The Group makes specified monthly contribution towards Government administered provident fund scheme. The Group also contributes to 401(K) plan on behalf of eligible employees. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense in profit and loss in the periods during which the related services are rendered by employees.

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

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest), are recognized in other comprehensive income and presented within equity. Remeasurements are not reclassified to profit or loss in subsequent periods. Service costs, net interest expenses and other expenses related to defined benefit plans are recognized in profit or loss.

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

The Group derives revenue from converged ICT solutions comprising Network-centric services, Data Center-centric IT services which includes Data Center services, cloud and managed services, applications integration services and technology integration services.

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

The revenue recognition in respect of the various streams of revenue is described as follows

(i)	Network services*

Revenue from Network services includes Data network services and Voice services. Network services primarily include revenue from connectivity services, NLD/ILD services and to a lesser extent, revenues from the setup and installation of connectivity links. The group provides connectivity for a fixed period of time at a fixed rate regardless of usage. Revenue from Network services are series of distinct services. The performance obligations are satisfied overtime.

Service revenue is recognized when services are provided, based upon period of time. The setup and installation of connectivity links are deferred and recognized over the associated contract period.

Sale of equipment are accounted as separate performance obligations if they are distinct and its related revenues are recognized at a point in time when the control is passed on to the customer.

The Group provides NLD (National Long Distance) and ILD (International Long Distance) services through Group’s network. The Group carries voice traffic, both national and international, using the network back-bone and delivers voice traffic to Inter-connect

Operators. Revenue is recognized when the services are provided based upon the usage (eg: metered call units of voice traffic terminated on the Group’s network).

* The word telecom was largely understood as providing telecommunication services to consumers and also mobility services. Since the company services were not relating to either consumer services or mobility services and that company services were limited to enterprise data network, and services on the data network that spawns multiple services relating to Network Connectivity, the said Telecom services will henceforth be referred for appropriate representation of the substance, as Network services and all businesses dependent on the Network infrastructure will be collectively referred to as Network Centric Services

(ii)	Data Center Services:

Revenue from DC services consists co-location of racks and power charges. The contracts are mainly for a fixed rate for a period of time. Revenue from co-location of racks, power charges and cross connect charges are series of distinct services. The performance obligations are satisfied overtime. Service revenue is recognized as the related services are performed. Sale of equipment such as servers, switches, networking equipment, cable infrastructure and racks etc are accounted as separate performance obligations if they are distinct and its related revenues are recognized at a point in time when the control is passed on to the customer.

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

In the case of fixed price contract, the group recognize revenue over a period of time based on progress towards completion of performance obligation using efforts or cost to cost measure of progress (percentage completion method of accounting).

The stage of completion is measured by efforts spent to estimated total efforts over the term of the contract.

(iv)	Technology Integration Services:

Revenue from Technology Integration Services include system integration Services, revenue from construction of Data Centers, network services, security solutions and to a lesser extent, revenue from sale of hardware and software.

Revenue from construction contract includes revenue from construction of Data Centers to the specific needs and design of the customer. The Group recognize revenue at point in time, when the customer does not take control of work-in-progress or over a period of time when the customer controls the work-in-progress. In the case where revenue is recognized over a period of time and progress is measured based on the costs incurred to date as a percentage of the total estimated costs to fulfill the contract.

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

Revenue from Applications Integration Services is recognized over a period of time. The progress is measured based on the amount of time/effort spent on a project. Revenue in relation to ‘time’ is measured as the agreed rate per unit of time multiplied by the units of time expended. The element of revenue related to materials is measured in accordance with the terms of the contract.

The Group enters into contracts with customers to serve advertisements in the portal and the Group is paid on the basis of impressions, click-throughs or leads and in each case the revenue is recognized ratably over the period of the contract based upon the usage (i.e on actual impressions/click throughs / leads delivered.)

Revenue from commissions earned on electronic commerce transactions are recognized when the transactions are completed.

Digital Certification revenues include income received on account of Web certification. Generally the Group does not hold after sale service commitments after the activation of the Digital Certificates sold and accordingly, revenue is recognized fully on the date of activation of the respective certificate.

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

Contract Cost

Costs to fulfil customer contracts i.e the costs relate directly to a contract or to an anticipated contract that the Group can specifically identify or the costs generate/ enhance resources of the group that will be used in satisfying (or in continuing to satisfy) performance obligations in the future or the costs that are expected to be recovered are recognized as asset and amortized over the contract period.

Incremental costs of obtaining a contract are recognized as assets and amortized over the contract period if entity expects to recover those costs. The Group recognize incremental cost of obtaining a contract as an expense when incurred if the amortisation period of the asset that the entity otherwise would have recognized is one year or less.

Costs to obtain a contract that is incurred regardless of whether the contract is obtained are recognized as an expense when incurred, unless those costs are explicitly chargeable to the customer regardless of whether the contract is obtained.

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

Finance expense comprises borrowing costs, bank charges, unwinding of discount on provision, fair value losses on financial assets at fair value through profit or loss that are recognized in Statement of Income. Fair value changes attributable to hedged risk are recognized in the Statement of Income.

Borrowing costs

Borrowing costs are interest and other costs (including exchange difference relating to foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs) incurred in connection with the borrowing of funds. Interest expense is recognized using effective interest method.

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

t.	Dividend distribution to equity shareholders

Dividend distributed to Equity shareholders is recognized as distribution to owners of capital in the Statement of Changes in Equity, in the period in which it is paid.

u.	Current/ non-current classification

An asset is classified as current if:

(a) it is expected to be realized or sold or consumed in the Group's normal operating cycle;

(b) it is held primarily for the purpose of trading;

(c) it is expected to be realized within twelve months after the reporting period; or

(d) it is cash or a cash equivalent unless it is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is classified as current if:

(a) it is expected to be settled in normal operating cycle;

(b) it is held primarily for the purpose of trading;

(c) it is expected to be settled within twelve months after the reporting period;

(d) it has no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

All other liabilities are classified as non-current.

The operating cycle is the time between acquisition of assets for processing and their realisation in cash and cash equivalents. The Group's normal operating cycle is twelve months.

v.	Recent accounting pronouncements

(i)	New and amended Standards adopted by the Group

Except for the changes mentioned below, the Group has consistently applied the accounting policies to all the periods

a) IFRS 16 – Leases

Effective April 1, 2019, the Group adopted IFRS 16 “Leases” and applied the standard to all lease contracts existing on April 1, 2019 using the modified retrospective method. Consequently, the group recorded the lease liability at the present value of the lease payments discounted at the incremental borrowing rate and the right of use asset at an amount equal to the lease liability adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the balance sheet immediately before the date of Initial application. Comparatives as at and for the year ended March 31, 2019 have not been retrospectively adjusted and therefore will continue to be reported under the accounting policies included as part of our Annual Report for year ended March 31, 2019

On transition, the adoption of the new standard resulted in recognition of “Right of Use” asset of ₹3,997 Million, and a lease liability of ₹1,787 Million. The effect of this adoption is insignificant on the operating profit, net profit for the period and earnings per share. IFRS 16 will result in an increase in cash inflows from operating activities and an increase in cash outflows from financing activities on account of lease payments.

The weighted average incremental borrowing rate applied to lease liabilities as at April 1, 2019 is 9.5%

The following is the summary of practical expedients elected on initial application:

1. Applied a single discount rate to a portfolio of leases of similar assets in similar economic environment with a similar end date

2. Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term on the date of initial application

3. Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application.

4. Applied the practical expedient to grandfather the assessment of which transactions are leases. Accordingly, IFRS 16 is applied only to contracts that were previously identified as leases under IAS 17.

The company recognized depreciation on "Right of Use" assets of ₹468.7 Million and interest from lease liabilities of ₹171.8 Million during the period

Detailed information given in Right of Use Assets Note.

The difference between the lease obligation disclosed as of March 31, 2019 under IAS 17 and the value of the lease liabilities as of April 1, 2019 is primarily on account of practical expedients exercised for low value assets and short term leases, inclusion of extension and termination options reasonably certain to be exercised, in measuring the lease liability in accordance with IFRS 16 and discounting the lease liabilities to the present value under IFRS 16

b)	IAS 12 - Income Taxes

IFRIC 23 on Uncertainty over Income tax treatments is effective from April 1, 2019. IFRIC 23 to Income Taxes clarifies the accounting for uncertainties in income taxes. The appendix is to be applied to the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. The adoption of this appendix did not have any material impact on the consolidated financial statement of the company.

Additionally, there were amendment to IAS 12. The amendments clarify that an entity shall recognize the income tax consequences of dividends on financial instruments classified as equity should be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits were recognized. The adoption of amendment to IAS 12 did not have any impact on consolidated financial statements of the Company

c)	IAS 19 - Employee Benefits

Amendments to IAS 19, ‘Employee Benefits’ we issued, in connection with accounting for plan amendments, curtailments and settlements requiring an entity to determine the current service costs and the net interest for the period after the remeasurement using the assumptions used for the remeasurement; and determine the net interest for the remaining period based on the remeasured net defined benefit liability or asset. The adoption of amendment to IAS 19 did not have any material impact on consolidated financial statements of the Company.

(ii)	New and amended Standards issued but not yet effective

Amendment to IFRS 3 - Business combination

On October 22, 2018, the IASB issued amendments to IFRS 3, ‘Business Combinations’, in connection with clarification of business definition, which help in determining whether an acquisition made is of a business or a group of assets. The amendment added a test that makes it easier to conclude that a company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or a group of similar assets. These amendments are effective for annual reporting periods beginning on or after January 1, 2020, with earlier application permitted. The adoption of amendment to IFRS 3 is not expected to have any impact on the consolidated financial statements of the Company.

Amendment to IFRS 9, IAS 39 and IFRS 7 – Interest Rate Benchmark Reform

On September 26, 2019, the IASB amended some of its requirements for hedge accounting. The amendments provide relief from potential effects of the uncertainty caused by the IBOR reform. In addition, the amendments require companies to provide additional information to investors about their hedging relationships that are directly affected by these uncertainties. These amendments are effective for annual reporting periods beginning on or after January 1, 2020, with earlier application permitted. The Company does not expect the amendment to have any significant impact on its consolidated financial statements.

Amendment to IAS 1 and IAS 8 – Definition of Material

On October 30, 2018, the IASB issued Amendment to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to update a new definition of material in IAS 1. The amendments clarify the definition of “material” and how it should be applied by including in the definition guidance that until now has featured elsewhere in IFRS Standards. The new definition clarifies that, information is considered material if omitting, misstating, or obscuring such information, could reasonably be expected to influence the decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. The definition of material in IAS 8 has been replaced by a reference to the definition of material in IAS 1. In addition, the IASB amended other Standards and the Conceptual Framework that contain a definition of material or refer to the term ‘material’ to ensure consistency. These amendments are effective prospectively for annual reporting periods beginning on or after January 1, 2020, with earlier application permitted. The Company does not expect the amendment to have any material impact on its evaluation of materiality in relation to its consolidated financial statements.

Amendment to IAS 1 – Presentation of Financial Statements

On January 23, 2020, the IASB has issued “Classification of liabilities as Current or Non-Current (Amendments to IAS 1)” providing a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangement in place at the reporting date. The amendments aim to promote consistency in applying the requirements by helping companies to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also clarified the classification requirements for debt a company might settle by converting it into equity. These amendments are effective for annual reporting periods beginning on or after January 1, 2022 and are to be applied retrospectively, with earlier application permitted. The Company is currently evaluating the impact of amendment to IAS 1 on its consolidated financial statements.

Amendment to IAS 37 – Onerous Contracts – Cost of Fulfilling a Contract

On May 14, 2020, the IASB issued “Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)”, amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment specifies that the “cost of fulfilling” a contract comprises the “costs that relate directly to the contract”. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. These amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application is permitted. The Company is currently evaluating the impact of amendment to IAS 37 on its consolidated financial statements.

Amendment to IFRS 16 – Leases

On May 15, 2020, the IASB issued amendments to IFRS 16, “Leases”, provide lessees with an exemption from assessing whether a Covid-19-related rent concession is a lease modification. The amendments allowed the expedient to be applied to Covid-19-related rent concessions to payments originally due on or before 30 June 2021 and also require disclosure of the amount recognized in profit or loss to reflect changes in lease payments that arise from Covid-19-related rent concessions. The reporting period in which a lessee first applies the amendment, it is not required to disclose certain quantitative information required under IAS 8. These amendments are effective for periods beginning on or after June 1, 2020, with earlier application is permitted. The Company is currently evaluating the impact of amendment to IFRS 16 on its consolidated financial statements.

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

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation at the end of each reporting period.

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

The fair value of trade and other receivables expected to be realized beyond twelve months, excluding construction contracts in progress, is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. However in respect of such financial instruments, fair value generally approximates the carrying amount due to the short term nature of such assets. This fair value is determined for disclosure purposes or when acquired in a business combination.

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

5.	Property, plant and equipment

The following table presents the changes in property, plant and equipment during the year ended March 31, 2020

	Cost					Accumulated depreciation					Carrying amount as at March 31, 2020
Particulars	As at April 1, 2019	Adjustment on adoption of IFRS 16	Additions	Disposals	As at Mar 31, 2020	As at April 1, 2019	Adjustment on adoption of IFRS 16	Depreciation for the year	Deletions	As at Mar 31, 2020
Freehold Land	-	-	147,176	-	147,176	-	-	-	-	-	147,176
Building	2,437,687	291,146	2,249,209	-	4,395,750	723,160	128,759	96,544	-	690,945	3,704,805
Plant and machinery	13,944,419	2,538,826	2,111,324	90,315	13,426,602	9,817,005	2,244,694	961,273	68,950	8,464,634	4,961,967
Computer equipment	1,517,322	-	89,817	5,498	1,601,641	1,185,171		171,555	5,438	1,351,288	250,353
Office equipment	684,295	-	370,171	34	1,054,432	424,921		128,365	34	553,252	501,180
Furniture and fittings	1,388,063	-	1,151,198	73	2,539,188	983,366		225,414	73	1,208,707	1,330,481
Vehicles	9,656	-	65	-	9,721	8,456		1,219	-	9,675	46
Total	19,981,442	2,829,972	6,118,960	95,920	23,174,510	13,142,079	2,373,453	1,584,370	74,495	12,278,501	10,896,008
Add: Construction in progress											905,522
Total	19,981,442	2,829,972	6,118,960	95,920	23,174,510	13,142,079	2,373,453	1,584,370	74,495	12,278,501	11,801,530

The following table presents the changes in property, plant and equipment during the year ended March 31, 2019

	Cost				Accumulated depreciation				Carrying
Particulars	As at April 1, 2018	Additions	Disposals	As at March 31, 2019	As at April 1, 2018	Depreciation for the year	Deletions	As at March 31, 2019	amount as at March 31, 2019
Building	2,301,987	135,700	-	2,437,687	639,622	83,538	-	723,160	1,714,527
Plant and machinery	12,293,776	1,723,910	73,267	13,944,419	9,017,370	872,318	72,683	9,817,005	4,127,414
Computer equipment	1,407,816	120,371	10,865	1,517,322	1,006,370	189,606	10,805	1,185,171	332,151
Office equipment	601,793	82,636	134	684,295	346,024	79,031	134	424,921	259,374
Furniture and fittings	1,250,834	146,401	9,172	1,388,063	864,935	127,603	9,172	983,366	404,697
Vehicles	9,656	-	-	9,656	6,056	2,400	-	8,456	1,200
Total	17,865,862	2,209,018	93,438	19,981,442	11,880,377	1,354,496	92,794	13,142,079	6,839,363
Add: Construction in progress									1,796,649
Total	17,865,862	2,209,018	93,438	19,981,442	11,880,377	1,354,496	92,794	13,142,079	8,636,012

The following table presents the changes in property, plant and equipment during the year ended March 31, 2018

	Cost				Accumulated depreciation
Particulars	As at April 1, 2017	Additions	Disposals	As at March 31, 2018	As at April 1, 2017	Depreciation for the year	Deletions	As at March 31, 2018	Carrying amount as at March 31, 2018
Building	2,301,987	-	-	2,301,987	557,439	82,183	-	639,622	1,662,365
Plant and machinery	11,585,120	795,351	86,695	12,293,776	7,864,346	1,174,083	21,059	9,017,370	3,276,406
Computer equipment	1,162,259	251,022	5,465	1,407,816	834,398	177,345	5,373	1,006,370	401,446
Office equipment	496,015	106,953	1,175	601,793	281,432	65,808	1,216	346,024	255,769
Furniture and fittings	1,093,544	157,940	650	1,250,834	753,209	112,623	897	864,935	385,899
Vehicles	9,656	-	-	9,656	3,656	2,400	-	6,056	3,600
Total	16,648,581	1,311,266	93,985	17,865,862	10,294,480	1,614,442	28,545	11,880,377	5,985,485
Add: Construction in progress									1,227,936
Total	16,648,581	1,311,266	93,985	17,865,862	10,294,480	1,614,442	28,545	11,880,377	7,213,421

Capital Commitments

As of March 31, 2020 and March 31, 2019, the Company had committed to spend approximately ₹ 6,140,770 and ₹ 3,157,693 respectively, under agreements to purchase property, plant and equipment.

Construction in progress

Amounts paid towards acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment that are not ready to be put into use are disclosed under construction-in-progress.

Security

As at March 31, 2020 property, plant and equipment with a carrying amount of ₹ 10,888,446 (March 31, 2019: ₹ 6,375,273) are subject to a registered charge to secure bank borrowings.

6.	Intangible assets

Intangible assets comprise the following:

	March 31, 2020	March 31, 2019	March 31, 2018
Goodwill	14,595	14,595	14,595
Other intangible assets	665,097	561,924	567,917
	679,692	576,519	582,512

(i) Goodwill

The following table presents the changes in goodwill during the years ended March 31, 2020 and 2019

	March 31, 2020	March 31, 2019
Balance at the beginning of the year	14,595	14,595
Effect of movement in exchange rates	-	-
Impairment loss recognized during the year	-	-
Net carrying amount of goodwill	14,595	14,595

The amount of goodwill as at March 31, 2020 and March 31, 2019 has been allocated to the Applications Integration Services segment.

(ii) Other intangibles

The following table presents the changes in intangible assets during the years ended March 31, 2020, 2019 and 2018.

	Bandwidth Capacity	Software	License fees	Total
(A) Cost
Balance as at March 31, 2017	642,391	691,898	73,000	1,407,289
Acquisitions during the year	-	163,505	-	163,505
Disposals during the year	-	-	-	-
Balance as at March 31, 2018	642,391	855,403	73,000	1,570,794
Acquisitions during the year	41,943	131,481	-	173,424
Disposals during the year	-	-	-	-
Balance as at March 31, 2019	684,334	986,884	73,000	1,744,218
Acquisitions during the year	52,054	283,844	5,000	340,898
Disposals during the year	-	-	-	-
Balance as at March 31, 2020	736,388	1,270,728	78,000	2,085,116

(B) Amortization
Balance as at March 31, 2017	247,394	587,032	28,356	862,782
Amortization for the year	56,895	80,550	2,650	140,095
Impairment loss on intangibles	-	-	-	-
Balance as at March 31, 2018	304,289	667,582	31,006	1,002,877
Amortization for the year	63,055	113,837	2,525	179,417
Impairment loss on intangibles	-	-	-	-
Balance as at March 31, 2019	367,344	781,419	33,531	1,182,294
Amortization for the year	70,869	163,248	3,608	237,725
Impairment loss on intangibles	-	-	-	-
Balance as at March 31, 2020	438,213	944,667	37,139	1,420,019

(C) Carrying amounts
As at March 31, 2018	338,102	187,821	41,994	567,917
As at March 31, 2019	316,990	205,465	39,469	561,924
As at March 31, 2020	298,175	326,061	40,861	665,097

Intangible assets that were fully impaired / amortised were removed from the block.

Capital commitments

The Company had not committed to spend any amount under agreements to purchase intangible assets during the year ending March 31, 2020 and 2019.

Capitalized borrowing costs

The Company had not capitalized any interest cost during years ended March 31, 2020 and 2019.

7.	Right of use assets

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2020:

		Category of ROU asset
Particulars	Land	Building	P&M	IRU	Total
Balance as of April 1, 2019	1,316,190	1,725,787	294,133	660,746	3,996,856
Additions	87,456	203,472	77,750	2,356	371,034
Deletions	-	-	-	-	-
Depreciation	(17,908)	(284,680)	(82,252)	(83,840)	(468,680)
Elimination – Intercompany				(41,915)	(41,915)
Translation difference	-	3,343	-	3,905	7,248
Balance as of March 31, 2020	1,385,738	1,647,922	289,631	541,252	3,864,543

Particulars	Amount
Current lease liabilities	356,110
Non-current lease liabilities	1,470,099
Total	1,826,209

The following is the movement in lease liabilities during the Year ended March 31, 2020

Particulars	Amount
Balance as of April 1, 2019	1,786,852
Additions	255,317
Finance cost accrued during the period	171,824
Deletions	-
Payment of lease liabilities	(391,383)
Translation difference	3,600
Balance as of March 31, 2020	1,826,210

The table below provides details regarding the contractual maturities of lease liabilities as of March 31, 2020 on an undiscounted basis (excluding finance costs)

Particulars	Amount
Less than one year	337,569
One to five years	614,808
More than five years	642,480
Total	1,594,857

8.	Cash and cash equivalents

Cash and cash equivalents as per consolidated statement of financial position, as at March 31, 2020 amounted to ₹ 2,318,480 (March 31, 2019: ₹ 1,934,918). This excludes cash-restricted of ₹ 332,605 (March 31, 2019: ₹ 313,057), representing deposits held under lien against working capital facilities availed and bank guarantees given by the Group towards future performance obligations.

(a) Restricted cash

	March 31, 2020	March 31, 2019	March 31, 2018
Current
Bank deposits held under lien against borrowings / guarantees from banks / Government authorities	332,605	313,057	296,275
Total restricted cash	332,605	313,057	296,275

(b) Non restricted cash

Current
Cash and bank balances	2,318,480	1,934,918	1,991,846

Total cash (a+b)	2,651,085	2,247,975	2,288,121
Bank overdraft used for cash management purposes	(1,235,794)	(1,553,203)	(2,121,537)
Cash and cash equivalents for the statement of cash flows	1,415,291	694,772	166,584

9.	Lease prepayments

	March 31, 2020	March 31, 2019
Towards land and buildings*	-	1,322,748
	-	1,322,748

* Includes ₹ Nil (March 2019: ₹ 1,317,696) paid for acquiring leasehold rights of land for construction of Data Centers.

The prepayment towards land is amortized over the period of the lease on a straight line basis. In respect of buildings under operating lease, prepayments are amortized over the lease term on a straight line basis.

10.	Other assets

Non current	March 31, 2020	March 31, 2019
Other deposits and receivables	917,216	1,831,937
	917,216	1,831,937

Financial assets included in other assets	350,972	347,189

11.	Deferred tax assets and liabilities

The tax effects of significant temporary differences that resulted in deferred tax assets and a description of the items that created these differences is given below

Recognized deferred tax assets / (liabilities)	Assets / (liabilities)
	March 31, 2020	March 31, 2019
Deductible temporary difference
Property, Plant and Equipment	181,237	272,291
Lease obligations on right of use assets	33,028	-
	214,265	272,291
Taxable temporary difference
Intangible assets	(181,237)	(146,703)
Finance Lease obligations	-	(125,588)
	(181,237)	(272,291)

Unused Tax credits
Mat Credit Entitlement	66,318	236,046
Net deferred tax asset (liability) recognized in Balance Sheet	99,346	236,046

The Group has recognized deferred tax assets to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. In assessing the realizability of the deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of the deferred income tax assets and tax loss carry forwards is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategy in making this assessment. Based on the level of historical taxable income and projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes that the Company will realize the benefits of those recognized deductible differences. The amount of deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

Movement in temporary differences during the year

	Balance as at March 31, 2018	Recognized in Income statement	Recognized in Equity	Balance as at March 31, 2019	Recognized in income statement	Recognized in Equity / Balance sheet	Balance as at March 31, 2020
Property, plant and equipment	294,626	(22,335)	-	272,291	(91,054)	-	181,237
Intangible assets	(148,106)	1,403	-	(146,703)	(34,535)	-	(181,237)
Lease obligations on right of use assets	-	-	-	-	33,028	-	33,028
Finance Lease obligations	(146,520)	20,932	-	(125,588)	125,589	-	-
MAT Credit entitlement	-	236,045	-	236,045	-	(169,727)	66,318

Unrecognized deferred tax assets / (liabilities)

	As at March 31, 2020	As at March 31, 2019
Deductible temporary differences	592,981	518,305
Unrecognized tax losses	7,140	117,818
	600,121	636,123

Considering the probability of availability of future taxable profits in the period in which tax losses expire, deferred tax assets have not been recognized in respect of tax losses carried forward by the Group. The above tax losses expire at various years.

Income tax expense recognized in profit or loss

	March 31, 2020	March 31, 2019	March 31, 2018
Current tax expense / (benefit)
Current period	345,707	238,657	194

Deferred tax expense / (benefit)
Origination and reversal of temporary differences	(31,368)	-	-
MAT credit entitlement	-	(236,045)	-

Total income tax expense / (benefit)	314,339	2,612	194

There are no income taxes directly recognized in other comprehensive income.

Reconciliation of effective tax rate

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before taxes is summarized below:

	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018
Profit before income taxes	1,019,716	1,071,315	923,595
Enacted tax rates in India	34.94%	34.94%	34.61%
Computed expected tax expense / (benefit)	356,343	374,360	319,638
Effect of:
Share based payment expense not deductible for tax purposes	-	411	1,609
Unrecognized deferred tax assets on losses incurred during the year (net of temporary differences, if any)			-
Unrecognized deferred tax asset on temporary differences	84,588	48,395	26,086
Difference on account differential tax rates in different jurisdictions	7,149	(1,924)	(201)
Expenses/income not taxable	-	-	(860)
Recognition of temporary differences	(33,028)	-
Recognition of previously unrecognized tax losses	(100,713)	(418,630)	(346,078)
	314,339	2,612	194

12.	Inventories

	March 31, 2020	March 31, 2019
Trade inventories	1,302,056	1,715,314
	1,302,056	1,715,314

The inventories amounting to ₹ 1,302,056 (March 31, 2019: ₹ 1,715,314) are secured in connection with bank borrowings and overdraft.

13.	Trade and other receivables

Trade and other receivables comprise:

	March 31, 2020	March 31, 2019
(i) Trade receivables, net	9,631,400	10,003,960
(ii) Other receivables including deposits	2,440,583	2,623,480
(iii) Contract related accruals	-	-
	12,071,983	12,627,440

(i)	Trade receivables as of March 31, 2020 and March 31, 2019 are stated net of allowance for doubtful receivables. The Group maintains an allowance for doubtful receivables based on expected credit loss model. The Group’s exposure to credit and currency risks and impairment losses related to trade and other receivables, excluding construction work in progress is disclosed in note 34. Trade receivables consist of:

	March 31, 2020	March 31, 2019
Trade receivables from related parties	-	-
Other trade receivables	9,902,021	10,276,431
	9,902,021	10,276,431
Less: Allowance for doubtful receivables	(270,621)	(272,471)
Balance at the end of the year	9,631,400	10,003,960

The activity in the allowance for doubtful accounts receivable is given below:

	For the year ended
	March 31, 2020	March 31, 2019
Balance at the beginning of the year	272,471	209,217
Add : Additional provision, net	479,747	536,290
Less : Bad debts written off	(481,597)	(473,036)
Balance at the end of the year	270,621	272,471

(ii)	Other receivables comprises of the following items:

	March 31, 2020	March 31, 2019
Advances and other deposits (Refer Note (a) below)	1,244,287	969,571
Withholding taxes (Refer Note (b) below)	1,196,296	1,653,909
	2,440,583	2,623,480
Financial assets included in other receivables	139,122	69,513

Notes:

a)	Advances and other deposits primarily comprises of receivables in the form of deposits, sales tax/VAT, GST, service tax and other advances given in the ordinary course of business.

b)	Includes withholding taxes recoverable from the Department of Income-tax for which the Company has filed tax returns for refund. The Company expects to realize such refund of withholding taxes within the next 12 months.

14.	Prepayments for current assets

Prepayments for current assets comprise of the following:

	March 31, 2020	March 31, 2019
Prepayments for purchase of bandwidth	26,327	102,694
Prepayments related to insurance	7,602	4,142
Prepayments-others	503,915	271,960
Lease prepayments	-	22,087
	537,844	400,883

15.	Other investments

Other Investments comprise investment in unquoted equity instruments classified as financial assets at FVTOCI and investment in unquoted debt securities classified as financial assets at amortised cost. The details of such investments are given below:

	March 31, 2020	March 31, 2019
Investment in equity instruments – unquoted
Investment in equity shares of Vashi Railway Station Commercial Complex Limited	150	150
Investment in equity shares of Sarayu Clean Gen Private Limited	1,560	1,560

Investment in debt securities – unquoted
Investment in Attala Systems Corporation #	210,262	192,929
	211,972	194,639

# Unsecured convertible promissory note of $2,789 with Attala Systems Corporation, of which $ 750 (₹ 56,539), $ 375(₹ 28,270),    $375 (₹ 28,270), $ 500 (₹ 37,693), $ 214 (₹ 16,133) and $ 575 (₹ 43,357) actual maturity of the above investments was on 17th October 2019, 4th January 2020 , 4th April 2020 , 30th October 2020, 1st January 2021 and 27th November 2021 respectively. The same has been amended on 15th October 2019 and the maturity date has been extended to 30th October 2021 The note bears interest at a rate of five percent (5%). The promissory note is convertible to equity securities under specific terms based on triggering events as defined in the agreement.

16.	Equity

No of shares

	Year ended March 31,
	2020	2019	2018
Issued as at April 01	179,144,347	178,684,647	178,530,787
Issued for cash	-	-	-
Issued for consideration other than cash	-	-	-
Exercise of share options	78,900	459,700	153,860
Issued as at March 31	179,223,247	179,144,347	178,684,647

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

The directors have not recommended any dividend for paid up Equity Share of ₹ 10 each for the year 2019-20 (2018-19: ₹ 1.2 per paid up Equity share of ₹ 10 each). Cash outflow towards dividend, dividend distribution tax and total outflow for FY 2018-19 are ₹ 185,477 , ₹ 38,125 and ₹ 223,602 respectively.

Also refer note 36 – Issue of share on private basis to existing promoter group and Note 27 – Share-based payment

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

c) Remeasurements of the net defined benefit liability/asset

Remeasurements of the net defined benefit liability/asset represent the cumulative actuarial gain / loss on account of Change in demographic assumptions, change in financial assumption and experience variance and remeasurement in return on plan assets, excluding amounts recognized in net interest expense/ income.

17.	Employee benefits

	March 31, 2020	March 31, 2019
Gratuity payable	126,080	119,610
Compensated absences	51,319	51,201
	177,399	170,811

Gratuity cost

The components of gratuity costs recognized in the consolidated income statement for the years ending March 31, 2020, March 31, 2019 and March 31, 2018 consist of the following:

	March 31, 2020	March 31, 2019	March 31, 2018
Service cost	28,929	25,936	29,577
Interest cost	10,106	9,606	7,518
Interest income	(1,781)	(2,381)	(1,418)
	37,254	33,161	35,677

Details of employee benefit obligation and plan asset are as follows:

	March 31, 2020	March 31, 2019
Present value of projected benefit obligation at the end of the year	156,413	145,108
Funded status of the plans	(30,474)	(25,498)
Recognized (asset) / liability	125,939	119,610

The following table set out the status of the gratuity plan:

Change in defined benefit obligation	March 31, 2020	March 31, 2019	March 31, 2018
Projected benefit obligation at the beginning of the year	145,108	131,687	109,826
Service cost	28,929	25,936	29,577
Interest cost	10,106	9,606	7,518
Remeasurements - Actuarial (gain) / loss	(12,955)	(5,267)	(6,872)
Benefits paid	(14,776)	(16,854)	(8,362)
Projected benefit obligation at the end of the year	156,412	145,108	131,687

Change in plan assets	March 31, 2020	March 31, 2019	March 31, 2018
Fair value of plan assets at the beginning of the year	25,498	32,567	20,712
Interest income	1781	2,381	1,418
Remeasurements – return on plan assets excluding amounts included in interest income	(2,138)	(2,596)	(1,493)
Employer contributions	20,109	10,000	20,292
Benefits paid	(14,776)	(16,854)	(8,362)
Fair value of plan assets at the end of the year	30,474	25,498	32,567

Actual return on plan assets	-	-	(75)

Actuarial assumptions at end of the year:

The principal actuarial assumptions as on March 31, 2020, 2019 and 2018 were as follows:

	March 31, 2020	March 31, 2019	March 31, 2018
Discount rate	5.60% p.a.	6.95% P.a	7.30% P.a
Long-term rate of compensation increase	5.00% p.a.	7.00% P.a	7.00% P.a
Expected long term rate of return on plan assets	0% for the first year and 5% thereafter	7.00% P.a	7.00% P.a
Average future working life time	4.37 years	4.37 years	4.38 years

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

The Group assesses these assumptions with the projected long-term plans of growth and prevalent industry standards.

Contributions: The Group expects to contribute ₹ 153,274 to its gratuity fund during the year ending March 31, 2021.

The expected benefit payments to be made in the next few years are as under:

Year	March 31, 2020	March 31, 2019
1 Year	29,441	25,580
2 to 5 years	90,764	87,963
6 to 10 years	58,273	61,091
More than 10 years	30,280	37,070

Plan assets: The Gratuity plan’s weighted-average asset allocation at March 31, 2020 and March 31, 2019, by asset category is as follows:

	March 31, 2020	March 31, 2019
Funds managed by insurers	100%	100%

Remeasurements of the net defined benefit liability recognized in other comprehensive income

Amount recognized in other comprehensive income for the years ending March 31, 2020, 2019 and 2018 are as follows:

	March 31, 2020	March 31, 2019	March 31, 2018
Remeasurements of the net defined benefit liability
Actuarial (gain)/loss
- Change in demographic assumptions	(10)	-	-
- change in financial assumptions	(12,015)	2,358	(2,806)
- experience variance	(929)	(7,625)	(4,066)
- return on plan assets, excluding amounts recognized in net interest expense/ income	2,138	2,596	1,493
	(10,816)	(2,671)	(5,379)

Sensitivity Analysis of significant actuarial assumption

Sensitivity analysis for the defined benefit obligations will increase/ decrease by the amounts mentioned below if there is a variation of 100 basis points in the discount rate and salary escalation rate.

	Discount rate		Salary escalation rate
	Increase by 100 bps (₹ ‘000s)	Decrease by 100 bps (₹ ‘000s)	Increase by 100 bps (₹ ‘000s)	Decrease by 100 bps (₹ ‘000s)
Present Value of Defined Benefit Obligation	149,488	163,941	163,720	149,523

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

Contributions to defined contribution plans

In accordance with Indian law, all employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and employer make monthly contributions to the plan, each equal to a specified percentage of employee’s basic salary. The Group has no further obligations under the plan beyond its monthly contributions. The Group contributed ₹ 117,941, ₹ 115,505 and ₹ 102,340 for the years ended March 31, 2020, 2019 and 2018. The Group has contributed to 401(K) plan on behalf of eligible employees amounting to ₹ 9,906 (March 31, 2019: ₹ 8,648) during the year ended March 31, 2020.

18.	Contract balances and Other liabilities

A)	Contract balances

The following table provides information about receivables, contract assets and contract liabilities from the contracts with the customers

Particulars	March 2020		March 2019
Trade Receivables		9,631,400		10,003,960
Contract Assets – Unbilled Revenue		16,113		33,634
Contract liabilities – Deferred Income
Current contract liabilities	1,472,898		1,333,802
Non current contract liabilities	981,767		1,022,385
Total Contract liabilities – Deferred Income		2,454,664		2,356,187

The following table provides the movement in contract assets (unbilled revenue) for the year ended March 31, 2020

Particulars	₹.
Balance as of April 1, 2019	33,634
Add: Revenue recognized during the year	43,502
Less: Invoiced during the year	(62,043)
Add: Translation gain or (loss)	1,020
Balance as at March 31, 2020	16,113

The following table provides the movement in contract liabilities (Deferred Income) for the year ended March 31, 2020

Particulars	₹.
Balance as of April 1, 2019	2,356,187
Less: Revenue recognized during the period	(15,178,603)
Add: Invoiced during the period but revenue not recognized	15,269,125
Add: Translation gain or (loss)	7,955
Balance as at March 31, 2020	2,454,664

Contract Cost and Amortisation

Costs to fulfil customer contracts are deferred and amortized over the contract period. For the year ended March 31, 2020 the Company has capitalised ₹ 130,584 and amortised ₹ 141,604. There was no impairment loss in relation to the capitalised cost.

Incremental costs of obtaining a contract are recognized as assets and amortized over the contract period. The Company recognizes incremental cost of obtaining a contract as an expense when incurred if the amortisation period of the asset that the entity otherwise would have recognized is one year or less.

B)	Other Liabilities

	March 31, 2020	March 31, 2019
Deferred income and other liabilities	33,420	172,423
	33,420	172,423

Financial liabilities included in other liabilities	33,420	172,423

19.	Borrowings

	March 31, 2020	March 31, 2019
Current
Term bank loans (Refer note 1 below)	935,333	964,030
Other working capital facilities (Refer note 2 below)	2,258,750	1,243,513
Borrowings from others (Refer note 3 below)	1,167,548	1,122,224
	4,361,631	3,329,767
Non current
Term bank loans (Refer note 1 below)	2,791,545	2,009,569
Borrowings from others (Refer note 3 below)	949,560	1,318,975
	3,741,105	3,328,544

The Group has borrowings which include:

1.	The term loans bear interest rate ranging from 3.50% to 5.30% plus 6 months LIBOR in the case of Foreign currency term loans and 8.80% to 10.25% for others (March 31, 2019 - 9.00% to 10.50%) and repayable in equal quarterly installments within a tenor of 3 to 5 years after moratorium periods ranging from 6 months to one year in certain cases.

This also includes Buyers’ credit of ₹ 693,244 which are repayable over a period of 1 to 3 years. The loans bear interest rate ranging from 2% to 5.75% for Buyers Credit and 9.00% to 9.75% for Term Loan (INR) in lieu of Buyers Credit

Of total balance ₹ 1,810,964 is primarily secured by charge on movable fixed assets funded by term loan and also collaterally secured by extension of equitable mortgage of title deeds of property at Noida in the name of  M/s Pace Info Com Park Pvt Ltd (Merged with the Company from 1st April 2014). An amount of ₹ 2,066,065 is primarily secured against the specific project receivables of the company.

₹ 37,122 is primarily secured by plant and machinery at 4th floor of Rabale Tower I and ₹ 125,000 is primarily secured by specific plant and machinery at ground, first, second, fourth, fifth, sixth and seventh floor at Rabale Tower II data centre and ₹ 433,375 is primarily secured by movable fixed assets at Rabale Tower II Data center (1st & 2nd floor) funded by Term Loan and collaterally secured by property at Vashi (fifth floor) in Mumbai. An amount of ₹ 416,373 is secured by plant and machinery and collaterally by all securities currently charged to working capital lines from the concerned bank.

An amount of ₹ 519,261 is primarily secured by moveable fixed assets funded out of Term Loan.

2.	Working capital facilities:

(a)	Cash credit facilities amounting to ₹ 3,494,374 bank guarantees and all non-fund facilities availed by the Group are primarily secured by way of pari-passu first charge on the entire current assets of the Group to all working capital bankers under consortium.

(b)	In addition to the above, out of these Cash Credit facilities,

(i) exposure amounting to ₹ 2,510,590 is collaterally secured by way of pari-passu charge on the unencumbered movable fixed assets of the Group, both present and future.

(ii) exposure amounting to ₹ 1,529,995 is collaterally secured by way of equitable mortgage over the properties at TIDEL Park, Chennai and Vashi, Vile Parle at Mumbai

(iii) exposure amounting to ₹ 983,784 is collaterally secured by equitable mortgage over the land and building at Noida, Uttar Pradesh and

(iv) the exposure amounting to ₹ 656,854 is collaterally secured by equitable mortgage over the Vashi property at Mumbai.

(c)	These working capital facilities bear interest ranging from 7.9% p.a. to 10.7% p.a. [March 31, 2019 – 4.15% to 10.75% p.a.] and these facilities are subject to renewal annually.

3.	Borrowings from others include secured borrowings, that are secured against relevant assets and unsecured borrowings. These loans carry an interest rate ranging from 8.59% p.a to 10.85% p.a. (March 31, 2019 - 8.59% p.a to 12.50% p.a.)

20.	Trade and other payables

	March 31, 2020	March 31, 2019
Trade payables	3,889,390	2,971,821
Advance from customers	413,378	463,450
Accrued expenses	4,212,423	4,129,534
Other payables	558,667	584,731
	9,073,859	8,149,536

Financial liabilities included in trade and other payables	8,366,215	7,447,426

21.	Deferred income

	March 31, 2020	March 31, 2019
Contract liabilities	1,472,898	1,333,802
	1,472,898	1,333,802

22.	Revenue

	Year ended
	March 31, 2020	March 31, 2019	March 31, 2018
Rendering of services
Service revenue*	20,449,123	18,230,837	13,703,004
Installation service revenue	676,658	1,409,309	5,406,165
	21,125,781	19,640,146	19,109,169
Sale of products	1,826,286	1,906,739	1,576,444
	22,952,067	21,546,885	20,685,613

* Revenue from operating leases amount to

₹ Nil (March 31, 2020), ₹ 19,983 (March 31, 2019) and ₹211,990 (March 31, 2018)

Note: Revenue disaggregation as per business segment and geography has been included in segment information (See Note 30).

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

The following table provides revenue expected to be recognized in the future related to performance obligation that are unsatisfied (or partially satisfied) at the reporting date:

To be recognized	Amount
Within one year	1,194,911
One to three years	492,804
Three years or more	125,535

24.	Cost of goods sold and services rendered

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

25.	Selling, general and administrative expenses

	Year ended
	March 31, 2020	March 31, 2019	March 31, 2018

Personnel expenses	1,573,512	1,474,755	1,441,496
Marketing and promotion expenses	249,043	267,241	301,072
Administrative and other expenses*#	2,691,091	3,132,624	2,652,246
	4,513,646	4,874,620	4,394,814
# Includes Contract associates costs
Attributable to cost of goods sold and services rendered	308,494	360,556	293,611
Attributable to selling, general and administrative expenses	80,246	101,363	127,417

* Includes net foreign exchange loss of ₹ 2,975, ₹ 51,936 and ₹ Nil for the years ended March 31, 2020, 2019 and 2018 respectively

26.	Personnel expenses

	Year ended
	March 31, 2020	March 31, 2019	March 31, 2018
Salaries and wages	2,921,071	2,655,665	2,391,957
Contribution to provident fund and other funds	165,133	157,314	146,709
Staff welfare expenses	37,094	26,539	22,006
Employee stock compensation expense	46,371	4,835	6,824
	3,169,669	2,844,353	2,567,496
Attributable to cost of goods sold and services rendered	1,287,665	1,009,041	832,389
Attributable to selling, general and administrative expenses	1,882,004	1,835,311	1,735,107

27.	Share-based payments

Share based payments are designed as equity-settled plans. Under the equity settled plans, the Group had issued stock options under Associate Stock Option Plan (ASOP) 1999, ASOP 2000, ASOP 2002, ASOP 2005, ASOP 2007 and ASOP 2014. Each option entitles the holder to purchase one American Depository Share (ADS) at an exercise price determined by the Compensation committee on the date of the grant. There are no options outstanding in respect of ASOP 1999, ASOP 2000, ASOP 2002, ASOP 2005 and ASOP 2007 plans as at March 31, 2020. Our stock option plans are detailed as under:

Associate Stock Option Plan 2014

In July 2014, the shareholders of the Company approved a new scheme for allotment of shares to employees i.e. Associate Stock Option Plan 2014. 25,000,000 shares are reserved for this plan. Consequently 5,870,800 options were granted to the employees on January 20, 2015. The Company has granted additional 335,000, 150,000, 525,000 and 184,300 options to employees during the year 2018-19, 2017-18, 2016-17 and 2015-16 respectively.

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

As the number of stock options and the price of those options were made known to each allottee, the Plan has been considered as a fixed price grant. Stock option activity under the ASOP 2014 and ASOP 2007 Plan is as follows:

No. of options granted, exercised and forfeited	Number of options	Weighted average exercise price in ₹	Number of options	Weighted average exercise price in ₹	Number of options	Weighted average exercise price in ₹
	2020	2020	2019	2019	2018	2018
Outstanding at the beginning of the year	4,588,300	78.84	5,180,440	78.79	5,837,400	73.55
Granted during the year	7,220,000	89.55	335,000	115.79	150,000	146.23
Forfeited during the year	(673,300)	67.55	(467,440)	79.10	(653,100)	79.10
Expired during the year	-	-	-	-	-	-
Exercised during the year	(78,900)	67.55	(459,700)	79.10	(153,860)	79.10
Outstanding at the end of the year	11,056,100	70.90	4,588,300	78.84	5,180,440	78.79
Exercisable at the end of the year	4,281,090	77.92	4,441,848	78.28	4,340,070	79.00

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

A summary of information about fixed price stock options outstanding with respect to ASOP 2014 is furnished below:

As at	Range of exercise price in ₹	Number outstanding at March 31	Weighted average exercise price in ₹	Weighted average remaining contractual life	Number exercisable at March 31	Weighted average exercise price In ₹
March 31, 2020	57.66 - 146.23	11,056,100	70.90	0.80 - 5.84 years	4,281,090	70.90
March 31, 2019	57.66 - 146.23	4,588,300	78.84	0.80 - 5.84 years	4,441,848	78.84
March 31, 2018	57.66 - 146.23	5,180,440	57.66 - 146.23	0.06 - 4.81 years	4,340,070	78.79

The assumptions used in Black Scholes model to arrive at the fair value on grant date for the options granted during the year are summarised below:

Grant date	Apr 22, 2019	Jul 24, 2019	Jul 24, 2019	Oct 19, 2019
Category	Category III	Category II	Category III	Category III
Current market price	106.21	99.34	99.34	101.09
Exercise price	95.59	89.41	89.41	90.98
Expected term	2-5 years	1-4 years	2-5 years	2-5 years
Volatility	31.84% to 65.95%	33.07% to 65.08%	33.07% to 65.08%	31.53% to 60.63%
Dividend yield	12%	12%	12%	12%
Discount rate	2%	2%	2%	2%

28.	Financial income and expense

	Year ended
	March 31, 2020	March 31, 2019	March 31, 2018
Interest income on bank deposits	32,094	26,025	25,168
Others	161,783	20,289	104,157
Finance income	193,877	46,314	129,325
Interest expense on lease obligations	171,824	14,747	31,169
Bank charges (including letter of credit, bill discounting and buyer’s credit charges)	118,290	97,757	92,332
Interest expense on borrowings	764,018	615,840	373,279
Finance expense	(1,054,132)	(728,344)	(496,780)
Net finance income / (expense) recognized in profit or loss	(860,256)	(682,030)	(367,455)

29.	Earnings per share

The calculation of basic earnings per share for the years ended March 31, 2020, 2019 and 2018 is based on the profit / (loss) attributable to ordinary shareholders of ₹ 705,599, ₹ 1,068,703 and ₹ 923,401 respectively and a weighted average number of shares outstanding of 179,180,285, 154,330,243 and 150,417,470 respectively, calculated as follows:

	Year ended
	March 31, 2020	March 31, 2019	March 31, 2018
Net profit – as reported	705,377	1,068,703	923,401

Weighted average number of shares – basic	179,180,285	154,330,243	150,417,470
Basic earnings per share	3.94	6.92	6.14

Weighted average number of shares – diluted	180,643,177	155,757,426	151,064,039
Diluted earnings per share	3.90	6.86	6.11

Weighted average number of ordinary shares basic

	Year ended March 31,
	2020	2019	2018
Issued fully paid ordinary shares at April 01, 2019	179,144,347	53,684,647	53,530,787
Effect of shares issued on exercise of stock options	35,938	226,075	11,683
Effect of partly paid shares	-	100,419,521	9,687,5000
Weighted average number of equity shares and equivalent shares outstanding	179,180,285	154,330,243	150,417,470

Weighted average number of ordinary shares diluted

	Year ended March 31,
	2020	2019	2018
Weighted average number of ordinary shares (basic)	179,180,285	154,330,243	150,417,470
Effect of stock options (Note 1)	1,462,892	1,427,183	646,569
Weighted average number of equity shares outstanding (diluted)	180,643,177	155,757,426	151,064,039

Note 1: The Group has issued Associated Stock Options (ASOP 2014 - Refer Note 27) of which 11,056,100 options are outstanding as at March 31, 2020. These could potentially dilute basic earnings per share in the future.

30.	Segment reporting

The operating segments of the Group are as under:

Network-centric services - Domestic data, international data wholesale voice and network managed services

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

A significant part of the property, plant and equipment used in the Group’s business are not identifiable to any of the reportable segments and can be used interchangeably between segments. Management believes that it is not feasible to provide segment disclosures relating to total assets and liabilities since meaningful segregation of available data is onerous.

The Group’s operating segment information for the years ended March 31, 2020, 2019 and 2018, are presented below:

Year ended March 31, 2020

		Data Center-centric IT services
	Network- centric Services (A)	Data Center Services (i)	Cloud and Managed Services (ii)	Technology Integration Services (iii)	Applications Integration Services (iv)	Total (B)= (i)+(ii)+(iii)+(iv)	Total (C) = (A)+(B)
Segment revenue	12,676,990	3,823,690	1,594,335	3,037,861	1,819,191	10,275,077	22,952,067
Allocated segment expenses	(9,493,900)	(2,076,043)	(1,550,412)	(2,854,222)	(1,643,588)	(8,124,265)	(17,618,165)
Segment operating income / (loss)	3,183,090	1,747,647	43,923	183,639	175,603	2,150,812	5,333,902
Unallocated expenses:
Selling, general and administrative expenses							(1,260,308)
Depreciation and amortization							(2,290,777)
Other income / (expense), net							97,155
Finance income							193,877
Finance expenses							(1,054,133)
Profit / (loss) before tax							1,019,716
Income tax (expense) / benefit							(314,339)
Profit / (loss) for the year							705,377

Year ended March 31, 2019

		Data Center-centric IT services
	Network- centric Services (A)	Data Center Services (i)	Cloud and Managed Services (ii)	Technology Integration Services (iii)	Applications Integration Services (iv)	Total (B)= (i)+(ii)+(iii)+(iv)	Total (C) = (A)+(B)
Segment revenue	11,601,041	3,144,900	1,474,099	3,486,942	1,839,903	9,945,844	21,546,885
Allocated segment expenses	(8,991,908)	(2,015,123)	(1,227,540)	(3,241,351)	(1,930,673)	(8,414,687)	(17,406,595)
Segment operating income / (loss)	2,609,133	1,129,777	246,559	245,591	(90,770)	1,531,157	4,140,290
Unallocated expenses:
Selling, general and administrative expenses							(1,070,249)
Depreciation and amortization							(1,533,912)
Other income / (expense), net							217,216
Finance income							46,314
Finance expenses							(728,344)
Profit / (loss) before tax							1,071,315
Income tax (expense) / benefit							(2,612)
Profit / (loss) for the year							1,068,703

Year ended March 31, 2018

		Data Center-centric IT services
	Network- centric Services (A)	Data Center Services (i)	Cloud and Managed Services (ii)	Technology Integration Services (iii)	Applications Integration Services (iv)	Total (B)= (i)+(ii)+(iii)+(iv)	Total (C) = (A)+(B)
Segment revenue	9,981,730	2,434,561	956,672	3,444,642	3,868,008	10,703,883	20,685,613
Allocated segment expenses	(7,653,359)	(1,753,440)	(1,052,720)	(2,933,507)	(3,288,028)	(9,027,695)	(16,681,054)
Segment operating income / (loss)	2,328,371	681,121	(96,048)	511,135	579,980	1,676,188	4,004,559
Unallocated expenses:
Selling, general and administrative expenses							(1,148,710)
Depreciation and amortization							(1,754,537)
Other income / (expense), net							189,738
Finance income							129,325
Finance expenses							(496,780)
Profit / (loss) before tax							923,595
Income tax (expense) / benefit							(194)
Profit / (loss) for the year							923,401

*The Chief Operating Decision Maker (CODM) has evaluated and grouped Data Center services, cloud and managed services, technology integration services and applications integration services into Data Center and IT services. There are no changes in the components of Network service segment. Accordingly, the segment information has been presented.

Geographic segments

The Group has two geographic segments India and rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

Description	India	Rest of the world	Total
Revenues
Year ended March 31, 2020	17,808,889	5,143,178	22,952,067
Year ended March 31, 2019	16,879,558	4,667,327	21,546,885
Year ended March 31, 2018	16,649,473	4,036,140	20,685,613

The Group does not disclose information relating to non-current assets located in India and rest of the world as the necessary information is not available and the cost to develop it would be excessive.

During the year, Group does not have more than 10% of the total revenue from one customer.

31.	Contingencies

a)	In the previous years, the Group had received assessment orders from the Income-tax Department of India (Department) for various financial years disallowing certain expenditure like bandwidth charges and foreign currency payments for non-deduction of withholding taxes. The Company appealed against those orders before Commissioner of Income Tax (Appeals) (CIT(A))/ Appellate Tribunals and received favorable orders. The department has filed appeals before Hon’ble High Court disputing CIT(A) orders. The Group believes that the appeal by the department is not sustainable and consequently no loss contingency exists as at March 31, 2020. Income tax claims against the company as at March 31, 2020 amounted to ₹ Nil (March 31, 2019: ₹ 8,028).

b)	Contingencies as at March 31, 2020 due to certain service tax claims amounted to ₹ 434,864 (March 31, 2019: ₹ 443,005) and due to sales tax claims amounted to ₹ 9,386 (March 31, 2019: ₹1,080).

c)	The Group has entered into a contract with Emirates Integrated Telecom for the construction and supply of capacity from the Europe India Gateway. As per the contract with Emirates, the Group is required to pay its share of decommissioning costs if any that may arise in the future. No provision has been made by the Group for such decommissioning costs as the amount of provision cannot be measured reliably as at March 31, 2020.

d)	Effective 2012-13, the Company has participated in the Export Promotion Capital Goods Scheme (“the scheme”) under which capital equipment is permitted to be imported against a specific license at a substantially reduced customs duty, subject to fulfilment of obligation to export services rendered by use of capital equipment imported under the scheme to the extent of over 6 times (March 31,2019: 6 times) the value of duty saved over a period of 6 years (March 31,2019: 6 years) from the date of obtaining the license. In case of failure to meet the export obligation, the Company would be liable to pay the differential between the normal duty and the duty saved under the scheme along with interest.

As of March 31, 2020, the company is holding 58 (March 31, 2019: 58) licenses with a corresponding export obligation of ₹ 4,851,099 (March 31, 2019: ₹ 4,851,099). Considering the track record of the exports, the Company believes it would be able to meet the export-obligation within the time frame and would not be exposed to any liability on account of the above scheme.

e)	In respect of contingencies arising on legal proceedings, refer to Note 32.

32.	Legal proceedings

a)	Proceedings before Department of Telecommunications

(i)	License fees

DoT had issued separate licenses to Sify Technologies Ltd (Sify) for providing Internet, National Long Distance & International Long Distance services.. The license fee was payable to the DoT on the Adjusted Gross Revenue (AGR) as per the terms of each license. Sify has been regularly paying license fee on the revenue arising out of services as per the license conditions.

DoT has raised demands on service providers providing Internet, NLD, ILD services etc. demanding license fee on the revenue made by the service providers from other business income such as Data Centre, Cloud, application services, power, Gas, etc. DoT contended that all the income of the company irrespective of the business was required to be considered as part of 'income' for the purpose of calculation of the license fee. The Internet Service Providers through its association ISPAI challenged DoT's demand by way of separate petitions. The company filed a Writ Petition before Hon’ble Madras High Court challenging the demand made by DoT on the Income accruing from other business units which is still pending. Meanwhile TDSAT passed a separate order in favor of Access Telecom service providers & Internet Service Providers.

"DoT subsequently challenged the order of TDSAT passed in favor of Access Telecom Service Providers before Hon’ble Supreme Court of India. The Hon’ble Supreme Court by its order dated 24.10.2019 set aside the order of the TDSAT & held that Access Telecom Service Providers should pay the license fee as per its license conditions.

DoT attempted to apply the judgement of the Hon’ble Supreme Court on the Service Providers providing ISP, NLD, ILD services. These Service providers which had different license conditions and having revenue from other business units approached the Hon’ble Supreme Court stating that Hon’ble Supreme Court judgement dated 24.10.2019 on the access Telecom Service Providers is not applicable to other services providers as license conditions were different from the Access Telecom Service Providers. The Hon’ble Supreme Court chose not to hear the petitions and directed the other service providers to approach the appropriate forum.

The Company which had approached Hon’ble High Court of Madras (Court) in 2013 by filing a writ petition prohibiting Department of Telecommunications (DOT) from levying a license fee on non-licensed activities obtained stay of the demands. The Hon’ble Court restrained DoT from recovering the license fee in respect of non- telecom activities and the case is pending for hearing. The Company believes that it has adequate legal defenses against the demand raised by DoT and that the ultimate outcome of these actions will not have a material adverse effect on the Company's financial position and result of operations. ISPAI, association representing the internet service providers including the company issued a letter to DoT stating that the Hon’ble Supreme Court judgement dated 24.10.2019 is not applicable to Internet Service Providers and the license conditions are different.

The Company which had received notices for earlier years from DoT claiming License fee on the total Income (including income from Non Licensed activities) has already responded to these notices stating that license fees are not payable on income from non-licensed activities. The Company believes that it has adequate legal defenses against these notices and that the ultimate outcome of these actions may not have a material adverse effect on the Company's financial position and result of operations.""

DoT in its written submission made before the Hon’ble Supreme Court had clearly mentioned that non telecom revenue would stand excluded from the purview of the gross revenue . In 2017, the Hon’ble Tripura High Court held that Service Providers are not liable to pay license fee on the income accruing from other businesses."

(ii)	The present license for ISP under Unified License issued by DOT on June 2, 2014 provides for payment of License fee on pure internet services. However, the Company through Internet Service Providers Association of India (ISPAI) challenged the said clause before TDSAT and has not made payment in this regard. TDSAT passed a stay order on DOT from charging the License fee on pure internet services. The Company has appropriately accounted for any adverse effect that may arise in this regard in the books of account. However TDSAT by its order dated 18.10.2019 held that license fee is not chargeable on the Internet Service Providers.

b) The Group is party to additional legal actions arising in the ordinary course of business. Based on the available information as at March 31, 2020, the Group believes that it has adequate legal defense for these actions and that the ultimate outcome of these actions will not have a material adverse effect [the maximum financial exposure would be ₹ 88,257 (March 31, 2019: ₹ 91,629)] on the Group's financial position and results of operations.

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

d) During the year, Directorate General of Goods and Services Tax Intelligence (DGGI) did an inspection based on the analysis of service tax returns filed by the Group in the past. The Group has been categorising services relating to e-Learning and Infrastructure Management Services provided to foreign customers billed in convertible foreign currency under OIDAR services while filing its half-yearly service tax return. However, based on the Place of Provision of Services Rules then applicable under the Finance Act, 1994, Service Tax has to be paid for OIDAR services provided to foreign customers even if the conditions for qualifying as export of services are met. Hence, the DGGI contended that Service Tax should be paid on the services classified as OIDAR services in the returns. The total contended during the period April 2014 to November 2016 of Service Tax was ₹ 161,800 and the Interest & Penalty as applicable. The Group believes that the services relating to e-learning and infrastructure management services will not fall under OIDAR services and also the activities covered under E-learning and IMS does not meet the conditions for taxation under the provisions applicable as OIDAR and hence there is no liability. However, during the investigation, the Group has paid ₹ ₹ 64,600 under protest to continue the proceeding with the relevant adjudicating authorities. Thereafter, the DGGI has issued Show Cause Notice and the Group has replied on the same. The matter is pending with the Adjudicating Authority. The Group believes that no provision is required to be made against this demand.

33.	Related parties

The related parties where control / significant influence exists are subsidiaries and associates. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director whether executive or otherwise. Key management personnel include the board of directors and other senior management executives. The other related parties are those with whom the Group has had transaction during the years ended March 31, 2020, 2019 and 2018 are as follows:

Particulars	Country of incorporation	% of Ownership interest
		March 31, 2020	March 31, 2019
Holding Company
Infinity Satcom Universal Private Limited	India	-	-
Raju Vegesna Infotech & Industries Private Limited (Subsidiary of Infinity Satcom Universal Private Limited)	India	-	-
Ramanand Core Investment Company Private Limited (Subsidiary of Raju Vegesna Infotech & Industries Private Limited)	India	-	-
Subsidiaries
Sify Technologies (Singapore) Pte. Limited	Singapore	100	100
Sify Technologies North America Corporation	USA	100	100
Sify Data and Managed Services Limited	India	100	100
Sify Infinit Spaces Limited	India	100	100

The following is a summary of the related party transactions for the year ended March 31, 2020:

Transactions	Holding Company	Associates	Others	Key Management Personnel
Consultancy services received	-	-	-	300
Sitting fees paid	-	-	-	1,540
Salaries and other short term benefits	-	-	-	41,454
Contributions to defined contribution plans	-	-	-	1,702
Share based payment transactions	-	-	-	9,095
Lease rentals paid**	1,190	-	6,713	-
Dividend paid	137,900	-	17,400	-
Advances given	-	-	3,000	-
Amount of outstanding balances
Advance lease rentals and refundable deposits made**	-	-	5,600	-
Lease rentals payable**	-	-	820	-

The following is a summary of the related party transactions for the year ended March 31, 2019:

Transactions	Holding Company	Associates	Others	Key Management Personnel
Consultancy services received	-	-	-	300
Sitting fees paid	-	-	-	1,270
Salaries and other short term benefits	-	-	-	38,032
Contributions to defined contribution plans	-	-	-	1,675
Share based payment transactions	-	-	-	-
Lease rentals paid**	1,190	-	4,535	-
Dividend paid	133,677	-	17,436	-
Call money received	900,000	-	-	-
Amount of outstanding balances
Advance lease rentals and refundable deposits made**	-	-	2,600	-
Lease rentals payable**	-	-	563	-

The following is a summary of the related party transactions for the year ended March 31, 2018:

Transactions	Holding Company	Associates	Others	Key Management Personnel
Consultancy services received	-	-	-	200
Sitting fees paid	-	-	-	1,330
Salaries and other short term benefits	-	-	-	39,105
Contributions to defined contribution plans	-	-	-	1,675
Share based payment transactions	-	-	-	1,347
Lease rentals paid**	1,061	-	4,483	-
Dividend paid	126,600	-	16,700	-
Call money received		-	-	-
Amount of outstanding balances
Advance lease rentals and refundable deposits made**	-	-	2,600	-
Lease rentals payable**	-	-	125	-

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

During the year 2010-11, the Company had entered into a lease agreement with Ms. Radhika Vegesna, daughter of Mr. Ananda Raju Vegesna, Executive Director of the company, to lease the premises owned by her for a period of three years effective June 1, 2010 on a rent of ₹294 (Rupees Two Ninety Four Thousand Only) per month and payment of refundable security deposit of ₹2,558. This arrangement will automatically be renewed for a further period of two blocks of three years with all the terms remaining unchanged. Subsequently on account of expiry of the said agreement, the company entered into a fresh agreement for a period of three years effective June 1, 2019 on a rent of ₹ 556 (Rupees Five hundred and Fifty Six Thousand Only) per month and payment of additional refundable security deposit of ₹3,000. This arrangement will automatically be renewed for a further period of two blocks of three years with all the terms remaining unchanged.

34.	Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by each category as at March 31, 2020 were as follows:

Particulars	Note	Financial assets/ liabilities at amortised costs	Financial assets / liabilities at FVTPL	Financial assets / liabilities at FVTOCI	Total carrying value	Total fair value
Assets
Cash and cash equivalents	8	2,651,085	-	-	2,651,085	2,651,085
Other assets	10	350,972	-	-	350,972	350,972
Trade receivables	13	9,631,400	-	-	9,631,400	9,631,400
Other receivables	13	139,122	-	-	139,122	139,122
Other investments	15	210,262	-	1,710	211,972	211,972
Liabilities
Bank overdraft	8	1,235,794	-	-	1,235,794	1,235,794
Lease liabilities	7	1,826,210	-	-	1,826,210	1,826,210
Other liabilities	18	77,746	-	-	77,746	77,746
Borrowings from banks	19	5,985,628	-	-	5,985,628	5,985,628
Borrowings from others	19	2,117,108	-	-	2,117,108	2,117,108
Trade and other payables	20	8,366,215	-	-	8,366,215	8,366,215
Derivative financial liabilities	20	-	428	-	428	428

The carrying value and fair value of financial instruments by each category as at March 31, 2019 were as follows:

Particulars	Note	Financial assets/ liabilities at amortised costs	Financial assets / liabilities at FVTPL	Financial assets / liabilities at FVTOCI	Total carrying value	Total fair value
Assets
Cash and cash equivalents	8	2,247,975	-	-	2,247,975	2,247,975
Other assets	10	347,189	-	-	347,189	347,189
Trade receivables	13	10,003,960	-	-	10,003,960	10,003,960
Other receivables	13	69,513	-	-	69,513	69,513
Other investments	15	192,929	-	1,710	194,639	194,639
Liabilities
Bank overdraft	8	1,553,203	-	-	1,553,203	1,553,203
Finance lease liabilities		96,879	-	-	96,879	96,879
Other liabilities	18	172,423	-	-	172,423	172,423
Borrowings from banks	19	4,217,112	-	-	4,217,112	4,217,112
Borrowings from others	19	2,441,199	-	-	2,441,199	2,441,199
Trade and other payables	20	7,442,360	-	-	7,442,360	7,442,360
Derivative financial liabilities	20	-	5,066	-	5,066	5,066

Details of financial assets hypothecated as collateral

The carrying amount of financial assets as at March 31, 2020 and 2019 that the Group has provided as collateral for obtaining borrowings and other facilities from its bankers are as follows:

	As of
	March 31, 2020	March 31, 2019
Cash and cash equivalents	2,461,808	2,066,625
Other assets	243,723	253,696
Trade receivables	9,557,475	9,882,707
Other receivables	63,221	81,777
	12,326,227	12,284,805

Derivative financial instruments

(a)	Forwards and options

Foreign exchange forward contracts and options are purchased to mitigate the risk of changes in foreign exchange rates associated with certain payables, receivables and forecasted transactions denominated in certain foreign currencies. These derivative contracts do not qualify for hedge accounting under IFRS 9 and are initially recognized at fair value on the date the contract is entered into and subsequently re-measured at their fair value. Gains or losses arising from changes in the fair value of the derivative contracts are recognized immediately in profit or loss. The counterparties for these contracts are generally banks or financial institutions. The following table gives details in respect of the notional amount of outstanding foreign exchange contracts as at March 31, 2020 and 2019.

	As of
	March 31, 2020	March 31, 2019
Forward contracts
In U.S. Dollars (Sell)	2,140	-
In U.S. Dollars (Buy)	-	2,637

The Company recognized a net loss on the forward contracts of ₹ 8,660 (March 31, 2019: ₹ 9,164 – Net Loss) for the year ended March 31, 2020.

The forward exchange contracts and option contracts mature between one and twelve months. The table below summarizes the notional amounts of derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

	As of
	March 31, 2020	March 31, 2019
Buy:	(US $)	(US $)
Not later than one month	-	246
Later than one month and not later than three months	2,140	1,729
Later than three months and not later than six months	-	662
Later than six months and not later than one year	-	-

(b)	Cross Currency Swap:

The Group enters into Cross Currency Swaps (Principal Only Swap arrangement) in order to hedge the cash flows arising out of the Principal and Interest payments of the underlying INR term loan. The period of the swap contracts is co terminus with the period of the underlying term loans. As per the terms of the arrangement, the Company shall pay USD fixed and receive fixed INR principal and interest cash flows during the term of the contract. The swap arrangement is marked to market at the end of every period and losses are recognised in the Statement of Profit and Loss. The swap contracts are settled before maturity during the current year and there are no outstanding balances as on March 31, 2020.

(c)	Interest Rate Swap:

During the current year, the Group has entered into Interest Rate Swaps in order to hedge the cash flows arising out of the Interest payments of the underlying US $ term loan. The period of the swap contract is co terminus with the period of the underlying term loan. As per the terms of the arrangement, the Group shall pay fixed rate of interest (ranging from 6.3% p.a. to 6.5% p.a.) and receive variable rate of interest equal to LIBOR + fixed rate (ranging from LIBOR + 3.5% to LIBOR + 4.5%) on notional amount. The swap arrangement is marked to market at the end of every period and gains and losses are recognized in the Statement of Income.

The maturity of these contracts extends for five years. The table below summarizes the cash flows (interest) of these derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

	As of
	March 31, 2020		March 31, 2019
	Receivable (US $)	Payable (US $)	Receivable (US $)	Payable (US $)
Less than 1 year	4	8	106	149
One to two years	-	-	12	18
Two to three years	-	-	-	-
Three to four years	-	-	-	-
Four to five years	-	-	-	-
Total cash flows	4	8	118	167

Total notional amount outstanding as of March 31, 2020 is US $ 492 (March 31, 2019: US $ 3,163).

Net loss on account of interest rate swaps amount to ₹ 1,742 for the year ended March 31, 2020 (March 31, 2019: ₹ 3,838 – Net loss).

Fair value measurements:

The details of assets and liabilities that are measured on fair value on recurring basis are given below:

	Fair value as of March 31, 2020			Fair value as of March 31, 2019
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Derivative financial assets – gain on outstanding forward/options contracts	-	-	-	-	-	-
Liabilities
Derivative financial liabilities – loss on outstanding forward/options contracts	-	-	326	-	-	4,585
Derivative financial liabilities - loss on outstanding cross currency swaps	-	-	-	-	-	-
Derivative financial liabilities - loss on outstanding interest rate swaps	-	-	102	-	-	481

•	Level 1 – unadjusted quoted prices in active markets for identical assets and liabilities.
•	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
•	Level 3 – unobservable inputs for the asset or liability
o	Loss on cross currency swaps are valued using present value of cash flows from the swap contract estimated using swap rates calculated from respective countries’ yield curves.

Interest income/ (expenses), gains/ (losses) recognized on financial assets and liabilities

Recognized in profit or loss

	Year ended
	March 31, 2020	March 31, 2019	March 31, 2018
Financial assets at amortised cost
Interest income on bank deposits	32,094	26,025	25,168
Interest income from other financial assets	161,826	20,289	104,157
Impairment loss of trade receivables	(479,747)	(536,290)	(370,000)

Financial assets at fair value through profit or loss
Net change in fair value of derivative financial instruments gain/(loss)	380	1,247	8,365

Financial liabilities at amortised cost
Interest expenses on lease obligations	(171,824)	(14,747)	(31,169)
Interest expenses on borrowings from banks, others and overdrafts	(764,398)	(617,087)	(381,644)

35.	Financial Risk Management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risk

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

Trade and other receivables

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. Management considers that the demographics of the Group’s customer base, including the default risk of the industry and country in which customers operate, has less of an influence on credit risk.. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the credit worthiness of the customers to which the Company grants credit terms in the normal course of the business. The expected credit loss over life time of the asset is after consideration of current economic conditions prevailing on the date of approval of financial statements taking into account impact of global health pandemic COVID 19. The actual impact could be different.

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

Exposure to credit risk

The gross carrying amount of financial assets, net of any impairment losses recognized represents the maximum credit exposure. The maximum exposure to credit risk as at March 31, 2020 and 2019 was as follows:

	March 31, 2020	March 31, 2019
Cash and cash equivalents	2,651,085	2,247,975
Other assets	350,972	347,189
Trade receivables	9,631,400	10,003,960
Other receivables	139,122	69,513
Other investments	211,972	194,639
	12,984,551	12,863,276

Impairment for financial assets

Allowances for impairment for trade receivables have been provided based on Expected Credit Loss Method adopting a simplified approach provided in IFRS 9. The age analysis of trade receivables have been considered from the date of invoice. The ageing of trade receivables, net of allowances, is given below:

Period (in days)	March 31, 2020	March 31, 2019
Less than 365 days	8,013,316	8,788,907
More than 365 days	1,618,084	1,215,053
	9,631,400	10,003,960

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

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2020

	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years	>5 years
Non-derivative financial liabilities
Bank overdrafts	1,235,558	1,235,558	1,235,558	-	-	-
Lease liabilities	1,826,210	2,967,267	464,548	610,652	408,237	1,483,830
Other liabilities	77,746	77,746	77,746	-	-	-
Borrowing from banks	5,985,627	6,611,502	3,533,733	2,214,884	862,885	-
Borrowings from others	2,125,337	2,370,448	1,341,784	1,005,697	22,967	-
Trade and other payables	8,366,215	8,366,215	8,366,215	-	-	-
	19,616,693	21,628,736	15,019,584	3,831,233	1,294,089	1,483,830

As at March 31, 2019

	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years
Non-derivative financial liabilities
Bank overdrafts	1,553,203	1,553,203	1,553,203	-	-
Finance lease liabilities	96,879	105,456	76,651	28,805	-
Other liabilities	172,423	172,423	172,423	-	-
Borrowing from banks	4,217,112	4,773,794	2,476,767	1,753,552	543,475
Borrowings from others	2,441,199	2,759,903	1,323,890	1,345,659	90,354
Trade and other payables	7,447,426	7,447,426	7,447,426	-	-
	15,928,242	16,812,205	13,050,360	3,128,016	633,829

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

Currency risk: The Group’s exposure in US $, Euro and other foreign currency denominated transactions gives rise to Exchange Rate fluctuation risk. Group’s policy in this regard incorporates:

•	Forecasting inflows and outflows denominated in US$ for a twelve-month period
•	Estimating the net-exposure in foreign currency, in terms of timing and amount

•	Determining the extent to which exposure should be protected through one or more risk-mitigating instruments to maintain the permissible limits of uncovered exposures.
•	Carrying out a variance analysis between estimate and actual on an ongoing basis and taking stop-loss action when the adverse movements breaches the 5% barrier of deviation, subject to review by Audit Committee.

The Group’s exposure to foreign currency risk as at March 31, 2020 was as follows:

All amounts in respective currencies as mentioned (in thousands)

	US $	CA $	CHF	EUR	GBP	DHS	HK $	SG $
Cash and cash equivalents	3,173	-	-	-	108	-	-	-
Trade receivables	17,406	-	-	47	40	-	-	-
Trade payables	(9,366)	-	(1)	(26)	7	(51)	(3)	(51)
Foreign currency loan	(9,688)	-	-	-	-	-	-	-
Net balance sheet exposure	1,525	-	(1)	21	155	(51)	(3)	(51)

The Group’s exposure to foreign currency risk as at March 31, 2019 was as follows:

All amounts in respective currencies as mentioned (in thousands)

	US $	CA $	CHF	EUR	GBP	DHS	HK $
Cash and cash equivalents	2,776	-	-	-	-	-	-
Trade receivables	12,704	-	1	16	-	-	-
Trade payables	(7,660)	-	(1)	(55)	-	(49)	-
Foreign currency loan	(11,459)	-	-	-	-	-	-
Net balance sheet exposure	(3,639)	-	-	(39)	-	(49)	-

Sensitivity analysis

A 10% strengthening of the rupee against the respective currencies as at March 31, 2020 and 2019 would have increased / (decreased) other comprehensive income and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2019.

	Other comprehensive income	Profit or ( loss)
March 31, 2020	-	12,001
March 31, 2019	-	25,508

A 10% weakening of the rupee against the above currencies as at March 31, 2020 and 2019 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Interest Rate Risk: Interest rate risk is the risk that an upward movement in interest rates would adversely affect the borrowing costs of the group.

Profile

At the reporting date the interest rate profile of the Group’s interest –bearing financial instruments were as follows:

	Carrying amount
	March 31, 2020	March 31, 2019
Fixed rate instruments
Financial assets
- Fixed deposits with banks	548,348	446,224
- Investment in debt securities	210,262	192,929

Financial liabilities
- Borrowings from banks	308,748	63,940
- Borrowings from others	2,221,885	2,441,199

Variable rate instruments
Financial liabilities
- Borrowings from banks	5,676,879	4,153,170
- Bank overdrafts	1,235,558	1,553,203

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

Cash flow sensitivity for variable rate instruments

An increase of 100 basis points in interest rates at the reporting date would have increased / (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis has been performed on the same basis as 2019.

	Equity	Profit or (loss)
March 31, 2020	-	(56,244)
March 31, 2019	-	(44,897)

A decrease of 100 basis points in the interest rates at the reporting date would have had equal but opposite effect on the amounts shown above, on the basis that all other variable remain constant.

36.	Issue of shares on a private placement basis to the existing promoter group

On August 4, 2010, the Board of Directors of the company approved the issuance, in a private placement, of up to an aggregate of 125,000,000 of the company’s equity shares, par value ₹ 10 per share (“Equity shares”) at a discount compared to market value of , for an aggregate purchase price of ₹ 4,000,000, to a group of investors affiliated with the company’s promoter group, including entities affiliated with Mr Raju Vegesna, the company’s CEO, Chairman and Managing Director and Mr Ananda Raju Vegesna, Executive Director and brother of Mr Raju Vegesna (the “Offering”). The company’s shareholders approved the terms of the Offering at the Company’s Annual General Meeting held on September 27, 2010.

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

During the previous year ended March 31, 2019, the Company has called–up and received a sum of ₹ 10 per share and hence the shares have become fully paid up.

As of March 31, 2020, entities affiliated with our CEO, Chairman and Managing Director, Raju Vegesna, beneficially owned approximately 85.96% of our outstanding equity shares.

37.	Corporate Social Responsibility (CSR) expenditure

Section 135 of the Companies Act, 2013, requires Company to spend towards Corporate Social Responsibility (CSR). The Company is expected to spend ₹ 17,200 towards CSR in compliance of this requirement. A sum of ₹ 17,200 has been spent during the current year towards CSR activities as per details given below.

	Amount (₹)
Organization	2019-20	2018-19
VIRRD Trust, Dwarakha Tirumala	15,000	12,000
M/s Thiruvahindrapuram Veda Vidya Trust	-	200
Government ITI Bhimavaram IMC Society	-	500
Kaviraja Sahitya Viharamu -	-	500
ML Jaisimha Cricket 365 Academy	-	500
M/s Sri Saraswathi Vidya Peetham	500	-
Voluntary Health Services Hospital, Taramani	1700	-
Total	17,200	13,700

38.	Capital Management

The Group's capital comprises equity share capital, share premium, and other equity attributable to equity holders. The primary objective of Group's capital management is to maximize shareholders value. The Group manages its capital and makes adjustment to it in light of the changes in economic and market conditions. The Group does so by adjusting dividend paid to shareholders. The total capital as on March 31, 2020 is ₹ 11,351,308 (Previous Year: ₹ 10,778,828). No changes were made in the objectives, policies or processes for managing capital of the Group during the current and previous year.

Item 19. Exhibits

Number	Description

1.1	Amended Articles of Association of Sify Technologies Limited. (1)

1.2	Memorandum of Association of Sify Technologies Limited. (2)

1.3	Amendment of Memorandum of Association. (3)

2.1	Description of Securities registered under Section 12 of the Exchange Act

2.2	Deposit Agreement, dated as of October 18, 1999, among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depository Shares evidenced by American Depository Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (4)

2.3	Amendment No. 1 to Deposit Agreement among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depository Shares evidenced by American Depository Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (4)

2.4	Amendment No. 2 to Deposit Agreement among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depository Shares evidenced by American Depository Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (5)

2.5	Subscription Agreement dated November 10, 2005 between Sify Technologies Limited and Infinity Capital Ventures, LP. (9)

2.6	Standstill Agreement dated November 10, 2005 by and among Sify Technologies Limited, Infinity Capital Ventures, LP and Mr Raju Vegesna. (9)

2.7	Shareholders’ Agreement dated December 20, 2005 between Sify Technologies Limited, Infinity Satcom Universal (P) Limited, and Sify Communications Limited (erstwhile subsidiary). (10)

2.8	Shareholders’ Agreement dated November 25, 2005 between Sify Technologies Limited and Man Financial. (11)

4.1	Associate Stock Option Plan 2000 (6)

4.2	Associate Stock Option Plan 2002 (6)

4.3	Associate Stock Option Plan 2005 (12)

4.4	Associate Stock Option Plan 2007 (14)

4.5	Associate Stock Option Plan 2014

4.6	Form of Indemnification Agreement. (7)

4.7	License Agreement for Provision of Internet Service, including Internet Telephony dated as of April 1, 2002 by and between Sify Technologies Limited and the Government of India, Ministry of Communications and Information Technology, Department of Telecommunications, Telecom Commission. (3)

4.8	Bank Guarantee, dated as of November 4, 1998. (2)

4.9	Agreement, dated November 10, 2004, between Sify Technologies Limited, Satyam Computer Services Limited, SAIF Investment Company Limited and Venture Tech Solutions Pvt. Ltd. (8)

4.10	Subscription Agreement dated March 24, 2008 between Sify Technologies Limited and Infinity Satcom Universal Private Limited. (13)

4.11	Scheme of Amalgamation between Sify Communications Limited with Sify Technologies Limited and their respective shareholders (15)

4.12	Subscription agreement dated October 22, 2010 between Sify Technologies Limited and Mr Ananda Raju Vegesna, Representative of the entities and affiliates in India of Mr Raju Vegesna, CEO, Chairman and Managing Director of the company. (16)

4.13	Amendment to subscription agreement dated September 7, 2011between Sify Technologies Limited and Mr Ananda Raju Vegesna, Representative of the entities and affiliates in India of Mr Raju Vegesna, CEO, Chairman and Managing Director of the company. (17)

8.1	List of Subsidiaries.

11.1	Code of Conduct and Conflict of Interest Policy (6)

12.1	Rule 13a-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a) Certification of Chief Financial Officer

13.1	Section 1350 Certification of Chief Executive Officer

13.2	Section 1350 Certification of Chief Financial Officer

15.1	Consent of ASA & Associates LLP in respect of the Sify Technologies Limited

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

____________

(1)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.

(2)	Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Commission on October 4, 1999 and incorporated herein by reference.

(3)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.

(4)	Previously filed as an exhibit to the Post-Effective Amendment No. 1 to Form F-6 filed with the Commission on January 5, 2000 and incorporated herein by reference.

(5)	Previously filed as an exhibit to the Registration Statement on Form S-8 (File No. 333-101322) filed with Commission on November 20, 2002 and incorporated herein by reference.

(6)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 29, 2004 and incorporated herein by reference.

(7)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-2 filed with the Commission on October 13, 1999 and incorporated herein by reference.

(8)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 30, 2004 and incorporated herein by reference.

(9)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 21, 2005 and incorporated herein by reference.

(10)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 7, 2005 and incorporated herein by reference.

***	IN ACCORDANCE WITH THE TEMPORARY HARDSHIP EXEMPTION PROVIDED BY RULE 201 OF REGULATION S-T THE DATE BY WHICH THE INTERACTIVE DATE FILE IS REQUIRED TO BE SUBMITTED HAS BEEN EXTENDED BY SIX BUSINESS DAYS.

(11)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 23, 2005 and incorporated herein by reference.

(12)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 30, 2006 and incorporated herein by reference.

(13)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on April 14, 2008 and incorporated herein by reference.

(14)	Previously filed as an exhibit to the Report on Form 20-F filed with the Commission on October 11, 2008 and incorporated herein by reference.

(15)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on January 23, 2009 and incorporated herein by reference.

(16)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 15, 2010 and incorporated herein by reference.

(17)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on September 8, 2011 and incorporated herein by reference.

SIGNATURES

The company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SIFY TECHNOLOGIES LIMITED

	By:	/s/ Raju Vegesna
	Name:	Raju Vegesna
	Title:	CEO & Managing Director

	By:	/s/ M P Vijay Kumar
	Name:	M P Vijay Kumar
Date: July 27, 2020	Title:	Chief Financial Officer

