Form 20-F/A
period 2020-03-31
SIFY TECHNOLOGIES LTD
filed 2020-07-31
CIK 1094324

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

TIDEL Park, 2nd Floor, 4, Rajiv Gandhi Salai, Taramani, Chennai 600113 India

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol	Name of each Exchange on which registered

American Depository Shares, each represented by	SIFY	NASDAQ Capital Market (NASDAQ-CM)
One Equity Share, par value ₹ 10 per share

Securities registered or to be registered pursuant to Section 12(g) of the Act

Title of each class	Name of each Exchange on which registered

None	Not Applicable

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

Yes ☐ No ☑

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment”) amends the Annual Report on Form 20-F of Sify Technologies Limited (the “Company,” “Sify,” “we,” and “our”) for the fiscal year ended March 31, 2020 (the “Original Filing”), which was filed with the Securities and Exchange Commission on July 29, 2020.

The Company is filing this Amendment solely for the purpose of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. Exhibit 101 is furnished in accordance with the Temporary Hardship Exemption provided by Rule 201 of Regulation S-T, which extended the date by which the Interactive Data File is required to be submitted by six business day .

Except as described above or as otherwise expressly provided by the terms of this Amendment, no other changes have been made to the Original Filing. Except as otherwise indicated herein, this Amendment continues to speak as of the date of the Original Filing, and the Company has not updated the disclosures contained therein to reflect any events that occurred subsequent to the date of the Original Filing.

2

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sight this Amendment to the Annual Report on its behalf.

Sify Technologies Limited

By:	/s/ Raju Vegesna
Name: Raju Vegesna
Title: CEO &Managing Director

/s/ M P Vijay Kumar
Name: M P Vijay Kumar
Title: Chief Financial Officer

Date: July 30, 2020

3

ITEM 19. EXHIBITS

The following additional exhibits are included as a part of this Amendment No.1:

101.INS XBRL Instance Document

101.SCH XBRL Taxonomy Extension Scheme Linkbase Document

101.CAL XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF XBRL Taxonomy Extension Definition Linkbase Document

101.LAB XBRL Taxonomy Extension Label Linkbase Document

101.PRE XBRL Taxonomy Extension Presentation Linkbase Document

4