Form 20-F
period 2021-03-31
SIFY TECHNOLOGIES LTD
filed 2021-07-29
CIK 1094324

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended March 31, 2021.

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

182,238,069 Equity Shares.

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

Yes ☑     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer or an emerging growth Company. See definition of “large accelerated filer,” and “accelerated filer,” and “emerging growth Company” in Rule 12b-2 of the Exchange Act.

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
issued by the International Accounting Standards Board ☑

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    ☐ Item 17     ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell Company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐     No ☑

Currency of Presentation and Certain Defined Terms

Unless the context otherwise requires, references in this annual report to “we,” “us,” the “Company,” “Sify” or “Satyam Infoway” are to Sify Technologies Limited, a limited liability Company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. In January 2003, we changed the name of our Company from Satyam Infoway Limited to Sify Limited. In October 2007, we again changed our name from Sify Limited to Sify Technologies Limited. “Sify”, “SifyMax.in,”, “Sify e-ports” and “Sify online” are trademarks used by us for which we have already obtained registration certificates in India. All other trademarks or trade names used in this Annual Report on Form 20-F for the year ended March 31, 2021 (the “Annual Report”) are the property of their respective owners. In this Annual Report, references to “$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “₹”, “Rs.,” “rupees” or “Indian rupees” are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to the “Group” mean Sify Technologies Limited and its subsidiaries. References to “equity shares” refer to our Indian Equity Shares, which are not traded on an exchange in India or the United States. References to “ADSs” refer to our American Depositary Shares, which are traded on the NASDAQ Capital Market under the symbol “SIFY.”

For your convenience, this Annual Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this Annual Report, all translations from Indian rupees to U.S. dollars contained in this Annual Report have been based on the reference rate in the City of Mumbai on March 31, 2021 for cable transfers in Indian rupees as published by the Reserve Bank of India (RBI), which was ₹73.5047 per US $1.00.

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

Forward-Looking Statements

This Annual Report contains “forward-looking statements”, as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘may’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘should’ and similar expressions. Those statements include, among other things, risks and uncertainties regarding COVID-19, the effect of measures taken by government and others seeking to contain the spread, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, those discussed in the “Risk Factors” section in this Annual Report. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved.

We operate in rapidly changing businesses, and new risk factors emerge from time to time. We cannot predict every risk factor, nor can we assess the impact, if any, of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. All forward-looking statements included in this Annual Report on Form 20F are based on information and estimates available to us on the date hereof, and we do not undertake any obligation to update these forward-looking statements unless required to do so by law. In addition, readers should carefully review the other information in this Annual Report and in our reports and other documents filed with the United States Securities and Exchange Commission (“SEC”) from time to time.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

Summary of Consolidated Financial Data

You should read the summary of consolidated financial data below in conjunction with the Company's consolidated financial statements and the related notes, as well as the section entitled “Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report. The summary of consolidated statements of income data for the five years ended March 31, 2021, 2020, 2019, 2018 and 2017 and the summary of consolidated Statement of Financial Position as of March 31, 2021, 2020, 2019, 2018 and 2017 have been derived from our audited consolidated financial statements and related notes to the consolidated financial statements which were prepared and presented in accordance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB). Historical results are not necessarily indicative of future results.

Sify Technologies Limited

Consolidated Statement of Income

(In thousands of Rupees, except share and per share data and as otherwise stated)

	Year ended March 31,
						2021
						Convenience
						translation
						into US$ in
						thousands,
						except share
	2021	2020	2019	2018	2017	and per share
	₹	₹	₹	₹	₹	data
						(See Note 1)
Revenue	24,319,542	22,952,067	21,546,885	20,685,613	18,432,020	330,857

Cost of goods sold and services rendered	(14,702,534)	(14,364,827)	(13,602,224)	(13,434,950)	(11,870,221)	(200,022)
Other income	155,993	97,155	217,216	189,738	145,872	2,122
Selling, general and administrative expenses	(4,546,756)	(4,513,646)	(4,874,620)	(4,394,814)	(3,991,273)	(61,857)
Depreciation and amortization	(2,835,632)	(2,290,777)	(1,533,912)	(1,754,537)	(1,758,776)	(38,578)
Profit / (loss) from operating activities	2,390,613	1,879,972	1,753,345	1,291,050	957,622	32,522

Finance income	172,319	193,877	46,314	129,325	122,584	2,344
Finance expenses	(962,656)	(1,054,133)	(728,344)	(496,780)	(437,109)	(13,097)
Net finance income / (expense)	(790,337)	(860,256)	(682,030)	(367,455)	(314,525)	(10,753)
Profit / (loss) before tax	1,600,276	1,019,716	1,071,315	923,595	643,097	21,769
Income tax (expense) / benefit	(68,414)	(314,339)	(2,612)	(194)	(698)	(931)
Profit / (loss) for the year attributable to equity holders	1,531,862	705,377	1,068,703	923,401	642,399	20,838

Earnings per share
Basic earnings per share	8.53	3.94	6.92	6.14	4.45	0.12
Diluted earnings per share	8.45	3.90	6.86	6.11	4.45	0.11

Dividend paid per share *
Fully paid up (₹ 10 per share)	-	-	1.20	1.20	1.00	-
Partly paid up (₹ 7.75 per share)	-	-	1.04	0.93	0.70	-

* Excluding dividend distribution tax

Particulars

(Rupees in thousands, except share and per share data)

Balance Sheet data

						Convenience
						translation into
						US$ in thousands,
						except share and
						per share data
	March 31,					(see note 1 )
	2021	2020	2019	2018	2017	2021
	₹	₹	₹	₹	₹	$
Cash and cash equivalents including restricted cash	5,502,055	2,651,085	2,247,975	2,288,121	1,884,265	74,853

Net current assets	286,606	142,564	2,671,491	1,851,124	700,522	3,899

Total assets	36,664,591	34,255,392	29,936,178	24,462,104	21,534,054	498,806

Total equity attributable to equity shareholders of the Company	13,165,475	11,351,308	10,778,828	9,004,953	8,264,419	179,111

Capital Stock	21,463,328	21,163,069	21,156,342	20,212,444	20,197,606	291,999
No of equity shares	182,238,069	179,223,247	179,144,347	178,684,647	178,530,787

Cash Flow Data
Net cash provided by / (used in):
Operating activities	6,966,708	5,042,818	1,441,380	2,120,604	1,748,483	94,779
Investing activities	(3,618,613)	(4,326,319)	(3,973,682)	(1,794,304)	(1,609,979)	(49,230)
Financing activities	618,372	3,921	3,054,389	(1,048,056)	(257,913)	8,413

Notes

1.	Reference to shares and per share amounts refers to our equity shares. Our outstanding equity shares include equity shares held by a depository underlying our ADSs. Effective September 24, 2002, one ADS represented one equity share.

Exchange Rates

Our functional currency is the Indian rupee. The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables.

Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will also affect the U.S. dollar equivalent of the Indian rupee price of our equity shares on the Indian stock exchanges and, as a result, will likely affect the market price of our American Depositary Shares (ADSs). Such fluctuations also impact the U.S. dollar conversion by the depositary of any cash dividends paid in Indian rupees on our equity shares represented by the ADSs

On March 31, 2021, the reference rate in the City of Mumbai for cable transfers in Indian rupees as published by RBI was ₹ 73.5047.

On July 28, 2021, the reference rate in the City of Mumbai for cable transfers in Indian rupees as published by RBI was ₹74.4350.

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

Risks related to COVID-19

The outbreak, or continued waves of COVID-19 or serious communicable disease may adversely impact the Group

The global COVID-19 pandemic is having an impact on our associates, operations, suppliers, customers, governments and the general public. The global humanitarian and health crisis continues its impact with many countries reporting multiple waves of infections. The COVID-19 pandemic has resulted in a series of measures implemented by governments around the world aimed at mitigating the further spread of the virus. These measures include restrictions on travel, closure of national borders, imposition of quarantines, prolonged closures of workplaces and curfews or other social distancing measures. In India, the second wave posed severe stress on the health infrastructure of the country disrupting the normal lives of millions of people. While vaccines are made available, the challenges associated with coverage of vaccination in such a large country with significant population in rural area, increased instances of variants and infections and the continued stress on health infrastructure loom uncertainty over the path, pace and trajectory of economic recovery. A small percentage of our employees or their families were also affected. We have taken steps to help our employees and their families with access to medical care facilities, providing vaccination facilities and sponsoring vaccination programmes. However, continued stress on the medical infrastructure and increasing cases in the country may impact the health and safety of our employees, suppliers and customers. In addition. India may experience future waves which may further stress the healthcare ecosystem and our operations if our employees, suppliers and customers are not completely vaccinated.

The COVID-19 pandemic has resulted in adverse impacts on sales activity and demand from new customers, which may be partially offset by increased use of connectivity, data center and cloud usage by existing customers. Also, supply chain issues and/or prolonged associate absence may inhibit our ability to deliver products and services to customers, with an associated impact on our customer experience. Some of our clients’ business operations have been negatively impacted due to economic downturn and the uncertain economic activity and consequent recovery. Our profitability has marginally impacted as some of our clients have sought for price reductions and discounts. We also incur higher costs of operations due to the pandemic to ensure safe working environment for our associates who work from office.

With a uncertain economic recovery, we may be exposed to material bad debt if a significant number of our large corporate customers and smaller and medium enterprises experience financial distress or insolvency. The collective impacts of the pandemic and associated economic uncertainty could negatively impact our cash position and ability to fund desired investment projects and ongoing operations.

The COVID-19 pandemic may result in increased political and regulatory challenges.

The COVID-19 pandemic presents challenges related to our infrastructure resilience, support for staff and customers. To the extent we are unable to manage these challenges and serve our customers’ needs, the Group may be subject to increased governmental and political pressure and the implementation of additional industry regulations.

Our associates are focused on maintaining critical services and meeting customers’ needs. An inflexible approach to regulation resulting from the COVID-19 pandemic or its challenges could stretch the delivery capability of our associates and could result in significant non-compliance.

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

Although our operations are principally located in India, we participate in a global supply chain, and COVID-19 may impact our ability to conduct normal business operations, which could adversely affect our customers’ experiences, results of operations or our reputation. Disruptions to our supply chain and business operations, or to our suppliers’ or customers’ supply chains and business operations, could include disruptions from supplier staff absences due to COVID-19 illness or isolation requirements, the closure of supplier and manufacturer facilities, interruptions in the supply of raw materials and components, or restrictions on the shipment of our or our suppliers’ products, any of which could have adverse ripple effects on ability to provide quality integrated ICT solutions and services. Although we have implemented business continuity plans for our offices and personnel to enable continuity of service remotely, if a critical number of our employees become too ill to work or unable to effectively work remotely, our services may be adversely affected which, in turn, may adversely affect our results of operations.

COVID-19 may adversely our ability to develop or complete projects for ourselves and our customers.

Our IT projects with reference to improving customer experiences, automate processes, simplify products play critical role in our transformation journey. With the COVID-19 pandemic, the resources could become scarcely available for these transformational projects (e.g., shortage due to availability, remote working and also other important developments due to the impact of COVID-19) and could negatively impact customer experience, operational efficiency and thereby our ability to make future investments.

COVID-19 related challenges like associate absenteeism, impact on supplier and customer businesses, may also impact our ability to complete all aspects of our customers’ projects. There are delays in in obtaining sign-off from customers located where localized lockdowns are being imposed. Due to the negative business impact on our clients’ business and operations, there have been requests for discount, delayed payment terms and postponement of new installations. There are possibilities of invocation of Force Majeure clauses in contracts. All of these may impact our future revenue, profitability and cash generation adversely.

In addition, theCOVID-19 pandemic could adversely impact customer demands and also our customers’ liquidity and/or ability to raise additional funds for expansion of business and replacement of existing capital expenditure to sustain current businesses. This could further affect our ability to grow and make profits

The productivity of our employees may be negatively impacted due to isolated remote working from home, quarantine requirements, negative social sentiment and personal anxiety.

Our operations could get disrupted if any of the employees test positive for COVID-19 after returning to office. We could be subject to lawsuits from employees alleging exposure to health risks as we transition them to working from office or clients’ place. All these could further adversely affect our ability to continue the operations and develop our business. We have announced that we will cover the vaccination costs of employees and their families. This may have impact on our costs if there is a substantial increase in vaccine prices. Due to uncertainty in economic recovery, any adverse impact on our revenue might force us to take cost optimization and austerity measures resulting in attrition of employees.

We might have to continue to make payments towards our fixed expenses irrespective of the amount we would be able to receive from our customers.

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

We may be unable to raise additional capital if and when needed, which may adversely affect our ability to expand or make necessary capital expenditures.

Our capital requirements depend on many factors, including our goal to expand our business or continue to repair or upgrade our current equipment.. To the extent existing capital and future cash flows are insufficient to meet these requirements and cover any losses, we may need to raise additional funds through financings or curtail our growth. Future borrowings or financings may not be available under credit facilities or otherwise in an amount sufficient to enable us to meet our liquidity needs.

Any equity or debt financing, if available, could have unfavorable terms. Such financings could result in dilution to shareholders or the securities may have rights, preferences, and privileges senior to those of our ordinary shares. In addition, we may be unable to raise additional capital if and when needed, which may result in further delays or suspension of our development plans.

The COVID-19 pandemic may result in more safety regulations and higher compliance costs.

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

We have in the past incurred losses. We may, in the future incur net losses and suffer negative operating cash flows. We expect to increase our expenditures as we continue to expand our services, promote our brand, and invest in the expansion of our infrastructure. In the future, we may incur expenses in connection with investments in Network, Data Centers and related infrastructure, our digital delivery platforms and manpower to build future businesses in the light of covid-19 Accordingly, we will need to significantly increase our revenues to improve our profitability. We cannot assure you that we will improve our profitability or that we will not incur operating losses in the future. If we are unable to become consistently profitable and incur losses, we may be unable to build a sustainable business and our results of operations may be adversely affected. In this event, the price of our ADSs and the value of your investment may decline.

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

For the year ended March 31, 2021, we have recognized a net loss of ₹ 15.30 million ($0.21 million) arising on account of foreign exchange fluctuations. If foreign exchange currency markets continue to be volatile, such fluctuations in foreign currency exchange rates could materially and adversely affect our results of operations in future periods. Also, the volatility in the foreign currency markets may make it difficult to hedge our foreign currency exposures effectively and make them expensive.

Further, the policies of the Reserve Bank of India (RBI) may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. Full or increased capital account convertibility, if introduced, could result in increased volatility in the fluctuations of exchange rates between the Indian rupee and US dollar. Our customers abroad may leave us exposed to fluctuation in revenues based on currency fluctuations.

A sizable portion of our revenue arises from exports in foreign currency and hence, any appreciation/ depreciation in Indian Rupee in relation to any foreign currency may affect our revenue and profits.

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

In fiscal 2021, none of the customers accounted for revenue more than 10%. The services we offer for specific clients are likely to vary from year to year. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. A number of factors other than our performance could cause the loss of or reduction in business or revenue from a client, and these factors are not predictable. For example, a client may demand price reductions, change its outsourcing strategy or move work in-house. If we lose one of our major clients or if one of our major clients significantly reduces its volume of business with us, our revenues and profitability could be reduced.

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

The General Anti Avoidance Rules (“GAAR”) provisions to deal with the Organization for Economic Co-operation and Development’s (“OECD”)’s Base Erosion and Profit Shifting Project of which India is an active participant was applicable from fiscal 2018. Pursuant to GAAR, an arrangement in which the main purpose, or one of the main purposes, is to obtain a tax benefit and may be declared as an “impermissible avoidance arrangement” if it also satisfies at least one of the following four tests:

•	The arrangement creates rights and obligations, which are not normally created between parties dealing at arm’s length.
•	It results in misuse or abuse of provisions of tax laws.
•	It lacks commercial substance or is deemed to lack commercial substance.
•	It is carried out in a manner, which is normally not employed for a bona fide purpose.

If any of our transactions are found to be impermissible avoidance arrangements under GAAR, our business, financial condition and results of operations may be adversely affected.

The Finance Act, 2015 had lowered the tax withholding rate on payment made to non-residents towards “royalty” and/or “fees for technical services” to 10% from 25%, subject to furnishing of Indian Permanent Account Number (PAN) by such non-residents. The Finance Act 2016 has amended Section 206AA to prescribe alternative documents to PAN as duly notified. However, a lower rate may apply if a Double Taxation Avoidance Agreement read along with MLI exists between two countries. Further, based on a recent Supreme Court ruling, payment to non-residents for purchase of software was held to be not taxable as royalty subject to such payments not being characterized as royalty under the Double Taxation Avoidance Agreement. Such payments will not be liable for withholding of tax subject to furnishing of relevant tax documents by such non-residents. As we procure various software licenses and technical services from non-residents in the course of delivering our products and services to our clients, the cost of withholding tax on such purchase of software and services may be additional cost to us as the Company may have to gross up for such withholding taxes.

The Indian Finance Act 2021, effective April 1, 2020, has excluded goodwill from the definition of block of assets. As a result, the income tax depreciation shall not be allowed as a deduction while computing the total income. Further, depreciation if any claimed till March 31, 2020 shall be reduced from the purchase price to arrive at the cost of acquisition in case of transfer of asset in future. Government of India rolled out Goods and Service Tax (GST) effective from 1st July 2017. GST has subsumed several central, state and local tax laws such as excise duty, service tax, value added tax, central sales tax, entry tax, etc. The GST law prescribes compliance and procedures which are more comprehensive than prior tax laws. The GST Council has proposed a new process which allows credit to the Company based on the invoices uploaded by the vendors in their tax returns. Hence, tax credits will be available to the Company based on proper compliance by all the vendors and filing of returns on time. Any failure to comply with the requirement of law by the vendor may impact availment of input tax credit by the Company. We are also exposed to risks of non-compliance with the requirement of law which may affect our reputation and also result in litigations and penalties which may adversely affect our business and results of operations.

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

We are subject to a variety of laws, regulations and industry standards in India and in the US. These laws, regulations, and standards govern numerous areas that are important to our business, including, but not limited to, privacy, information security, labor and employment, immigration, data protection, import and export practices, marketing and communication practices. Such laws, regulations and standards are subject to changes and evolving interpretations and applications, and it can be difficult to predict how they may be applied to our business and the way we conduct our operations, especially as we introduce new solutions and services and expand into new jurisdictions. Any perceived or actual breach of laws, regulations and standards could result in investigations, regulatory inquiries, litigation, fines, injunctions, negative customer sentiment, impairment of our existing or planned solutions and services, or otherwise negatively impact our business.

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure create uncertainty for our compliance efforts and may result in added compliance costs. India has witnessed sweeping changes to its corporate law regime over the past few years. The changes introduced by Companies Act 2013 over the period of time have added complexity to our corporate compliance regime.

In connection with this Annual Report on Form 20-F, our management assessed our internal controls over financial reporting, and determined that our internal controls were effective as of March 31, 2021. However, we will undertake management assessments of our internal control over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified opinion regarding our internal control over financial reporting could harm our reputation and the price of our equity shares and ADSs.

We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and an increasing amount of time and attention of management in ensuring compliance related activities.

In addition, it may become more expensive or more difficult for us to obtain director and officer liability insurance. Further, our Board members and executive officers could face an increased risk of personal liability in connection with their performance of duties and our regulatory reporting obligations. As a result, we may face difficulties attracting and retaining qualified Board members and executive officers, which could harm our business. If we fail to comply with new or changed laws or regulations, our business and reputation may be harmed.

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

Given the extraordinary market conditions, Nasdaq has determined to toll the compliance periods for the bid price and market value of publicly held shares (“MVPHS”) requirements (collectively, the “Price-based Requirements”) through June 30, 2020. In that regard, on April 16, 2020, Nasdaq filed an immediately effective rule change with the Securities and Exchange Commission. As a result, the compliance periods for the Price-based Requirements will be reinstated on July 1, 2020. This translates as 180 calendar days provided to Sify to expire on December 28, 2020. The Company’s ADR price has been trading above $1.00 since July 30, 2020 and NASDAQ vide its letter dated August 13, 2020, has communicated that the Company has regained compliance with the Listing Rule 5550(a)(2) and closed the matter.

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

The reintroduction of dividend distribution tax rate or introduction of new forms of taxes on distribution of profits or changes to the basis of application of these taxes could materially affect the returns to our shareholders.

The Finance Act 2020 has replaced the Dividend Distribution Tax (DDT) with the classical system of dividend taxation wherein dividend income will be taxed in the hands of the shareholders at their respective applicable tax rates. In the light of the above changes under the Income-tax Act, Company paying dividends to shareholders is required to do withholding of tax at the applicable rates prescribed under Income Tax Act read along Tax Treaty with respective countries (together with MLI as applicable) subject to providing various Tax forms including Tax Residency certificate by non-resident shareholders. If the effective rate of tax at source on dividend increases in future, or new forms of taxes on distribution of profits are introduced, the dividend amount receivable by our shareholders after taxes may decrease further.

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

The statutory corporate income tax rate in India was 30% during fiscal year 2021 and was subject to a 12% surcharge where the taxable total income exceeds ₹ 10 crore (7% where the taxable total income is less than ₹ 10 crores but greater than ₹ 1 crore), 4% health and education cess resulting in an effective tax rate of 34.944%. New corporate tax regime was introduced reducing the corporate tax rate to 22%. The provisions are discussed in detail under the head ‘Additional information’.

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

From the fiscal year 2021-2022, our operating segment would be re-classified as Network Services, Data Center Services and Digital Services. The Digital Services will comprise of Network Managed Services, Cloud Managed Services, Technology Integration Services and Applications Integration Services. This re-alignment is pursuant to internal re-organisation of business by transferring businesses to wholly owned subsidiaries viz., Data Center business to Sify Infinit Spaces Limited and Network Managed Services, Cloud Managed Services, Technology Integration Services and Applications Integration Services businesses to Sify Digital Services Limited. This re-organisation would bring in appropriate performance measurement indicators for these businesses which have diverse asset capitalization, long term funding requirements, working capital requirements and regulatory requirements.

Our revenue grew by ₹ 1,367 million over the previous fiscal, which represents an annualized growth rate of 6% . We have been subject to tax on net income from current fiscal, on account of utilization of all the unabsorbed depreciation and carried forward business losses. Profit before tax was ₹ 1,600 million for the current fiscal as compared to ₹ 1,020 million for the previous fiscal.

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

. Refer to Note 33 ‘Related Party Transactions’ in Item 18 of this Annual Report for the list of our subsidiaries

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

Principal Capital Expenditures

In fiscal years 2021, 2020 and 2019, we spent ₹ 3,449 million (US$ 46.93 million), ₹ 6,460 million (US$ 85.69 million) and ₹ 2,382 million (US$ 34.46 million) respectively, on capital expenditures of which ₹ 1.21 million (US$ 0.016 million), ₹ 0.58 million (US$ 0.008 million) and ₹ 1.63 million (US$ 0.024 million) were incurred in North America in fiscal years 2021, 2020 and 2019, respectively. The remaining amounts were incurred in India. As of March 31, 2021, we had contractual commitments of approximately ₹ 2,763 million (US $37.59 million) for capital expenditures towards the acquisition of property, plant and equipment. These commitments included approximately ₹ 1,730 million (US $ 23.54 million) in domestic purchases and ₹1,033 million (US $ 14.04 million) in imports and overseas commitments for products and spares. The total capital expenditure with respect to capital work in progress as on March 31, 2021 amounted to ₹ 480 million (US$ 6.53 million). All our capital expenditures were financed out of cash generated from operations, equity infusion, finance leases and borrowings from banks.

Investment Strategy

In evaluating investment opportunities, we consider important factors, such as strategic fit, competitive advantage and financial benefit, through a formal net present value evaluation.

Business Transfer Arrangement :

During the year under review, the Company has transferred its Data Center business to its wholly owned subsidiary Sify Infinit Spaces Limited and IT services business (Cloud and Managed services, Applications Integration services and Technology Integration services) to its wholly owned subsidiary Sify Digital Services Limited (“SDSL”) respectively effective from April 01, 2020 vide Business Transfer Agreement dated January 28, 2021 (“BTA”). The consideration is settled by way of issue of equity shares at par. The consideration for transfer to business to Sify Infinit Spaces Limited is ₹ 5,000 million (US $ 68 million) and that of transfer to Sify Digital Services Limited is ₹ 2,000 million (US $ 27 million)

Acquisition of Subsidiary

During the year, the Company acquired 100% equity stake in Print House (India) Private Limited (PHIPL) through Corporate Insolvency Resolution Process. The Company emerged as successful Resolution Applicant (RA) vide Hon’ble National Company Law Tribunal (NCLT) order dated June 23, 2020. Pursuant to the Resolution Plan submitted, the management of affairs of the Company vested with Monitoring Committee consisting of Resolution Professional and the Financial Creditor of PHIPL. The Company took over the management of affairs of PHIPL after dissolution of Monitoring Committee on October 16, 2020 as per the Resolution Plan. The existing share capital of PHIPL would be reduced to NIL. Fresh capital has been issued to the Company. The Company has implemented the Resolution Plan in terms of settlement of financial creditors, operational creditors, absorbing of employees as appropriate to the continuance of proposed business and reviving the operations of the Company by converting the facility into world class data centers as per the order of Hon’ble NCLT and the orders dismissing appeals by both Hon’ble NCLT and Hon’ble NCLAT.

This investment is accounted as acquisition of an asset as per paragraph B7C of IFRS 3 Business Combination. Consequently, the pre-acquisition profits are adjusted against the consideration and the value of the assets acquired. Transactions post acquisition are consolidated in accordance with IFRS 10, Consolidated Financial Statements. The acquisition date accounting resulted in recognition of following:

Particulars	Amount (in million)
Financial Creditors	425
Operational Creditors	-
Statutory Payables	69
Rental deposits	19
Other Payables	11
Total Liabilities Settled	524

Buildings	109
Right of use asset – Land	415
Total Assets Taken Over	524

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

The COVID-19 pandemic with its disruption of demand and supply chains across industries and geographies, has presented with opportunities for ICT industry with more companies looking towards technology initiatives on automation, remote working, cloud-based applications, security of the data and application in the new environment and management of the changed IT policies.

Strategy

Our strategic objective is keeping our customers ahead in their digital journey through our entire stack of ICT solutions and services and delivering value to all the stakeholders involved – employees, suppliers, environment and the society and the shareholders.

In fiscal 2021, our strategy was driven by the theme “cloud@core” to further strengthen our products, capabilities and solutions. Our focus areas to achieve this were:

1.	To continue investing in future proof infrastructure and technologies
2.	To productize our solutions to achieve scale
3.	To reskill our employees
4.	Investing in tools and technologies

In fiscal 2022, we will continue to pursue our strategy with the same principles. The investments we have made have served us well. We will continue to make investments in building our capacities and resources while optimizing the way in which our operations and business processes are carried out with automation technologies. We are reaching our customers with solutions that are productized with our “cloud@core” theme. This approach will continue to be adopted even in the light of COVID-19, as we believe there will be a surge in demand for our products and services once businesses are restarted.

Key highlights of our strategy execution during fiscal 2021 are as follows:

1.	To continue investing in future proof infrastructure and technologies

Hyperscale network expansion to 3 more cities is under deployment which will expand hyperscale network presence to 8 major cities. We have also invested in setting up of Edge Data Centers (Edge DC) in Tier 2 locations where the network consumption is scaling with mobile network penetration in India and the necessity for Network nodes closer to the eyeballs is fueling demand for these services.

We have continued to invest in increase our data center capacity during the current year as well. We have 71 MWA of capacity with plan to add 30 MWA of capacity added during the upcoming year. We will commence construction of data center facilities in other greenfield properties we have.

2.	To productise our solutions to achieve scale

Productizing the existing solutions has helped us achieve scale in terms of ability to deliver to large number of our customers, our solutions that would involve multiple products across our service offerings. Customer experience has improved due to this standardization.

3.	To Reskill our employees

We have invested in reskilling of our employees through our Learning and Development programs. The training enablement is done through various modes like ILT, VLT, eLearning and Webinars. Around 2,814 associates have taken advantage of the eLearning platforms of my Academy. Around 181 learning solutions have been internally created, amounting to an aggregate duration of more than 66,105 hours.

In line with specific business needs, certification programs are organized with a twin objective of meeting business goals and providing associates with an opportunity to strengthen their conceptual, functional and technical expertise. Around 96 certifications have been created internally to validate learning effectiveness across various skills. During 2020-21, 2477 associates undertook internal certification programs and also industry certifications offered by Amazon, Microsoft, SAP, etc. Training programs covering the certification content were organized, followed by certifications.

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

GoInfinit Recover provides an unified data protection solution. It includes backup, snapshot, disaster/ raid recovery, Dev/Test and analytics all through a single gold copy. This SLA-backed disaster recovery as a service (DRaaS) offering enables fast recovery with complete protection of business systems and data. It is a complete data recovery services platform that customers address their disaster recovery management requirements easily through scalable, secure and automated services

GoInfinit Accelerate is provided in partnership with Akamai, a global Content Delivery Network (CDN) with presence in over 650 cities across the world. We offer cloud-based CDN services and other SaaS in cloud computing to enable fast and secure content delivery to any device anywhere.

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

From the fiscal year 2021-2022, our operating segment would be re-classified as Network Services, Data Center Services and Digital Services. The Digital Services will comprise of Network Managed Services, Cloud Managed Services, Technology Integration Services and Applications Integration Services. This re-alignment is pursuant to internal re-organisation of business by transferring businesses to wholly owned subsidiaries viz., Data Center business to Sify Infinit Spaces Limited and Network Managed Services, Cloud Managed Services, Technology Integration Services and Applications Integration Services businesses to Sify Digital Services Limited. This re-organisation would bring in appropriate performance measurement indicators for these businesses which have diverse asset capitalization, long term funding requirements, working capital requirements and regulatory requirements.

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

As a % of total revenue by geographic segment for the last three fiscal years are as follows:

Geography	2021	2020	2019
India	83.44%	77.59%	78.34%
Rest of the world	16.56%	22.41%	21.66%

As a % of total revenue by operating segment for the last three fiscal years are as follows:

Operating Segment	2021	2020	2019
Network Services	48.36%	55.23%	53.84%
Data center centric services
Data center Services	22.78%	16.66%	14.60%
Cloud and Managed Services	8.01%	6.95%	6.84%
Technology Integration Services	14.85%	13.24%	16.18%
Applications Integration Services	6.01%	7.93%	8.54%

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

Today we offer the following services to our Enterprise and consumer customers using our network.

•	Internet access services,
•	IP/ MPLS Virtual private networks
•	Internet based Voice services
•	Layer 1 / Layer 2 networks`
•	Data center / cloud interconnections

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

Data Center Infrastructure. We operate 10 concurrently maintainable Internet Data Centers, five in Mumbai, one each at Chennai, Bangalore, Hyderabad, Kolkata and Noida (UP). We offer managed hosting, security and infrastructure managed services from these facilities. These Data Centers are completely integrated with our IP / MPLS network which provides seamless connectivity for our customers from their premise to their applications hosted in the Data Centers. The Data Centers conform to the standards to cater to the security consideration of our customer servers.

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

Impact of COVID-19:

The COVID-19 pandemic is a global humanitarian and health crisis, that continues to impact all of our stakeholders including our employees, clients, investors and communities. There are several waves of infection noticed in almost all countries. The actions taken by various governments to contain the COVID-19 pandemic, such as closing of borders and lockdown restrictions, has resulted in significant disruption to people and businesses. While vaccines have been made available, there are delays in vaccinating larger populations, increased instances of variants and infections, and consequential stress on the healthcare sector. Consequently, market demand and supply chains have been affected.

In responding to this crisis, our primary objective has been to ensure the safety of our employees, to deliver on client commitments, and put in place mechanisms to protect the financial well-being of the Company and protect its long-term prospects.

During the year, we launched several health and wellness programs for our employees covering various aspects of physical and emotional well-being, counselling support and awareness. In particular, together with health professionals and hospitals across our various locations, we offered COVID-19 related care for our employees and their families. For those employees working from our physical offices, we have established a safe work environment and protocols for testing and quarantine. We are closely monitoring regulations and accordingly issuing travel advisories to our employees. At this time, a majority of our employees across the world continue to work remotely.

We enabled extensive use of collaboration platforms and continue to monitor the productivity of employees as they work remotely. We continued to optimize our cost structure and execute operational rigor. We improved liquidity and cash management with a rigorous focus on working capital cycles, capital expenditures and cost optimization.

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

Selling, general and administrative expenses

Selling, general and administrative expenses consist of salaries and commissions for sales and marketing personnel, salaries and related costs for executive, financial and administrative personnel, advertising and other brand building costs, travel costs, and occupancy and overhead costs.

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

During the year, pursuant to reorganization of businesses internally through transfer of businesses to wholly owned subsidiaries, there has been reassessment of deferred tax assets that remained unrecognized due to certainty of future taxable profits in the entity. Now with the re-organised structure, based on the usage of infrastructure, transfer of assets, leasing of assets for businesses, there is reasonable certainty on future taxable profits and deferred tax assets have been recognized to the extent of ₹6,365 Lakhs (Previous years : ₹993). There are no unrecognized deferred tax assets as of current fiscal year. This recognition has resulted in increase of Profit after Tax (PAT). In the future, the incremental deferred tax assets on additional transactions and the reversal of deferred taxes already recognised will drive the deferred tax charge/reversal.

Stock compensation expense

A total of 25 million equity shares are reserved for issuance under our Associate Stock Option Plans (ASOPs). Our ASOP 2014 was adopted at the Eighteenth Annual General Meeting held on July 28, 2014. As of March 31, 2021, we had an aggregate outstanding of 11.06 million options under our ASOP with a weighted average exercise price equal to approximately ₹ 70.90 ($0.94) per equity share. Unamortized stock compensation expense as of March 31, 2021 on these options is ₹ 36.42 million ($ 0.50 million).

Results of Operations

The following table sets forth certain financial information as a percentage of revenues:

	Fiscal
	2021	2020	2019
	%	%	%
Revenues	100	100	100
Cost of goods sold and services rendered	(60.46)	(62.59)	(63.13)
Other income/(expense)	0.64	0.42	1.01
Selling, general and administrative expenses	(18.70)	(19.67)	(22.62)
Depreciation and amortization expenses	(11.66)	(9.98)	(7.12)
Profit from operating activities	9.83	8.18	8.14
Finance income	0.71	0.84	0.21
Finance expenses	(3.96)	(4.59)	(3.38)
Net finance income/(Expenses)	(3.25)	(3.75)	(3.17)
Profit before tax	6.58	4.43	4.97
Income tax (expense)/ benefit	(0.28)	(1.37)	(0.01)
Net profit for the year	6.30	3.06	4.96

Results of year ended March 31, 2021 compared to year ended March 31, 2020

The growth in our revenues in fiscal 2021 from fiscal 2020 is given below:

			Increase/
	2020 – 21	2019-– 20	(decrease)	% Change

Revenues	24,320	22,952	1,368	6%

Year 2020-21 had a 6% growth with an increase in revenues of ₹ 1,368 million ($18.61 million) contributed largely by Data center service with a revenue growth of ₹ 1,717 million ($23.36 million), Technology Integration Services with ₹573 million ($7.79 million) and Cloud and Managed Services with ₹353 million ($4.80 million). The increase is offset by decrease in revenue from Network-centric Services by ₹917 million ($12.47 million) and Application Integration Services by ₹358 million ($4.87 million).

The revenue by operating segments is as follows:

			Percentage of
	Revenue		revenue		Growth %
	2020-21	2019-20	2020-21	2019-20
Network services	11,760	12,677	48%	55%	(7%)
Data Center Services	5,541	3,824	23%	17%	45%
Cloud and Managed Services	1,947	1,594	8%	7%	22%
Technology Integration Services	3,611	3,038	15%	13%	19%
Applications Integration Services	1,461	1,819	6%	8%	(20%)
Total	24,320	22,952	100%	100%	6%

Revenue from Network Services decreased by ₹917 million ($12.47 million) primarily due to (i) decrease in revenue of ₹1242 million ($16.89 million) in Voice Services, which is on account of decrease by ₹644 million ($8.76 million) from Hubbing services, decrease of ₹567 million ($7.71 million) from ILD business, decrease of ₹13 million ($0.18 million) from VoIP services, and decrease of ₹18 million ($0.25 million) from Voice Retail services and this decrease is offset by (ii) a marginal increase in revenue of ₹324 million ($4.41 million) from Connectivity Services.

Revenue from Data Center Services increased by ₹1,717 million ($23.36 million) due to an increase of new contracts and capacities sold.

Revenue from Cloud and Managed Services has increased by ₹353 million ($4.80 million), primarily on account of an increase in revenue of ₹369 million ($5.02 million) from Cloud offerings, which was partially offset by a decrease in revenue by ₹11 million ($0.15 million) from Domestic Managed Services, and decrease in revenue by ₹5 million ($0.07 million) from Infrastructure Managed Services.

Revenue from Technology Integration Services has increased by ₹573 million ($7.79 million), on account of an increase in revenue from Integration Services by ₹ 430 Million ($5.85 Million) on account of completion of a major customer specific Project, and increase in revenue from Security Services by ₹ 143 Million ($1.94 Million).

Revenue from Applications Integration Services has decreased by ₹ 358 Million ($4.87 Million), represented by (i) an increase in revenue from Sale of licenses by ₹127 Million ($1.73 Million). This increase in revenue is offset by (ii) decrease in revenue from application services by ₹ 320 Million ($ 4.35 Million), primarily due to decrease in online examination projects, (iii) decrease in revenue from e Learning services by ₹ 6 Million ($ 0.08 Million) (iv) decrease in revenue from digital certification services by ₹156 Million ($2.13 Million) and (v) a decrease in revenue from Online Content business by ₹3 Million ($0.04 Million).

Other income

The change in other income is as follows:

			Increase/
	2020-21	2019 -20	(decrease)	% Change
Other income	156	97	59	61%

Other income has increased by ₹ 59 million ($0.80 Million). The increase is primarily on account of increase in Miscellaneous income by ₹ 93 million ($1.40 Million), decrease in loss on sale of fixed assets by ₹ 10 million ($0.14 Million) and increase has been partially offset by the decrease due to write back of advances/deposits no longer payable by ₹ 44 million ($0.60 Million) compared to the same period in the previous year.

Cost of goods sold and services rendered (COGS)

Our cost of goods sold and services rendered in each of the business segment is set forth in the following table:

			Increase/	%
	2020-21	2019-20	(decrease)	change
Network services	7,043	8,047	(1,004)	-12%
Data Center Services	2,234	1,675	559	33%
Cloud and Managed Services	1,011	828	183	22%
Technology Integration Services	3,045	2,575	470	18%
Applications Integration Services	1,370	1,239	131	11%
Total	14,703	14,364	339	2%

The cost of goods sold has increased by 2% on an overall basis and the movement in COGS by nature of expense is explained in detail below:

			Increase/
	2020-21	2019-20	(decrease)	% change
Network Costs	5,346	6,486	(1,140)	-18%
License fees (revenue share)	734	694	40	6%
Cost of goods sold	3,596	2,908	688	24%
- Sale of products (part of COGS)	2,796	2,017	779	28%
- Integration services (part of COGS)	800	891	(91)	-11%
Direct Resources costs	1,548	1,596	(48)	-3%
Power costs	2,157	1,595	562	35%
Other direct costs	1,322	1,085	237	22%
Total	14,703	14,364	339	2%

Network costs comprises cost of Bandwidth leased out from TELCOS, Inter connect charges and IP termination costs payable to carriers. Decrease in Network costs of ₹1,140 million ($15.51 million) is due to (i) ₹15 million ($0.20 million) decrease in Bandwidth costs and (ii) decrease of ₹1,125 million ($15.31 million) of Inter connect charges.

License fees (Revenue share) cost comprises revenue share payable to DOT on licensed services. The increase in revenue share of ₹40 million ($0.55 million) is on account of an increase in licensed Revenues.

Cost of Goods sold consists of cost of Hardware and Software and integration services. Cost of Goods sold increased by ₹688 million ($9.35 million). The same being on account of (i) increase in hardware costs in Technology Integration business by ₹528 million ($7.18 million), (ii) increase in Cost of Hardware and Software in Data Center Services by ₹57 million ($0.75 million), (iii) increase in token and licenses Costs by ₹207 million ($2.81 million), and these are partially offset by (iv)decrease in Cost of Hardware and Software in Network related Services by ₹12 million ($0.16 million) (v) decrease in Integration services costs in by ₹92 million ($1.24 million).

Direct Resource costs include the cost of resources deployed on the Network Infrastructure Delivery (Part of Network service), and resources involved in delivery of applications integration services, cost of billable resources of e Learning (Part of Applications Integration services) and Infrastructure Managed services (Part of Cloud and Managed Services). Decrease in resources costs of ₹48 million ($0.65 million) is primarily on account of decreases of (i) ₹94 million ($1.28 million) in delivery Network services, (ii) ₹15 million ($0.20 million) in Application Integration Services, which is offset by an increase of (iii) ₹35 million ($0.47 million) in Technology Integration Services, (iv) Data Center Services by ₹24 million ($0.34 million) and (v) Managed Services Delivery (Part of Cloud and Managed services) by ₹2 million ($0.02 million).

Power cost include electricity charges incurred for our Data Center operations. Power cost increased by ₹562 million ($7.64 million) due to increase in occupancy of Rabale DC and also increase in consumption in existing Data Centers and increased power tariff.

Other direct costs include Link implementation and maintenance charges pertaining to Network services, direct cost of Applications Integration services business containing Online Exams, digital certificate platform, content costs and subject matter experts for international businesses. There is an increase in other direct costs by ₹237 million ($3.22 million) which is primarily on account of (i) increase by ₹181 million ($2.46 million) on account of operating costs of cloud and managed services, (ii) increase by ₹201 million ($2.73 million) in link maintenance charges and these increases are partially offset by decrease of (iii) ₹62 million ($0.84 million) in applications integrations services, (iv)decrease by ₹83 million ($1.13 million) on account of Data Center Services related operating costs.

Selling, General and Administrative expenses

Selling, General and Administrative expenses of the Company by nature of expenses are set forth as follows:

			Increase/
	2020-21	2019-20	(decrease)	% change
Operating costs	1,003	1,010	(7)	-1%
Selling and Marketing Expenses	71	115	(44)	-38%
Associate Expenses	1,816	1,962	(146)	-7%
Other Indirect expenses	885	944	(59)	-6%
Allowance for doubtful receivables/advances	758	480	278	58%
Forex (gain) / Loss	14	3	12	400%
Total	4,547	4,514	34	1%

Operating costs includes rental, repairs and maintenance charges of our network operating centers, base stations and other co-location sites including the rent and maintenance for our Data Centers. Operating costs marginally decreased by ₹7 million ($0.10 million) primarily on account of decrease in repairs and maintenance and network operating cost.

Selling and Marketing expenses consist of, selling commission payable to sales partners, incentive to salesmen and, marketing and promotion costs. The Selling and Marketing expenses decreased by ₹44 million ($0.60 million).

Associate expenses consist of cost of the employees who are part of the Sales and marketing, Business development, General management and support services. Associate expenses decreased by ₹146 million ($2.00 million) between two periods due to churn in employees head count.

Other indirect expense consists of, rental and electricity cost of office, travel cost, legal charges, professional charges, communication and others. During the year Other Indirect costs have decreased by ₹59 million ($0.81 million).

Allowance for doubtful receivables/advances consists of the charge on account of the provisions created during the year against doubtful receivables/advances. Allowance for doubtful receivables/advances increased by ₹278 million ($3.78 million) on account of prudent provisioning of debtors.

Forex(gain)/Loss incurred is ₹ 15 million ($0.21 million), which is due to the forex rate fluctuation compared to the previous year.

Depreciation and amortization

Depreciation and amortization are set forth in the table below:

			Increase/
	2020 -21	2019 -20	(Decrease)	% Change
Depreciation and amortization	2,836	2,291	545	24%
As a percentage of carrying value	16.64%	14.01%

The Depreciation and amortization expenses has been increased by ₹ 545 million ($7.41 million), the increase is on account of capitalization of new assets during the year.

Profit from operating activities

			Increase/
	2020 -21	2019 -20	(Decrease)	% Change
Operating profit	2,391	1,880	511	27%
As a percentage of revenue	9.83%	8.19%

Operating profit as a % has increased over the previous year due to higher utilization of assets and mix of revenue.

Finance income / (expense)

			Increase/	%
	2020 -21	2019 -20	(Decrease)	Change
Finance income	172	194	(22)	11%
Finance expense	(963)	(1,054)	91	9%
Net finance income / (expense)	(791)	(860)	69	8%

Finance income: The finance income primarily consists of interest received from bank deposits of ₹ 56 million ($ 0.76 million), and interest income on others of ₹116 million ($ 1.58 million). The interest received from bank increased by ₹ 25 million ($ 0.34 million) from last year, and offset by decrease in interest income on others by ₹ 46.61 million ($ 0.63 million).

Finance expense: The finance expenses is decreased by ₹ 91 Million ($ 1.24 Million) the decrease is primarily on account of decrease in interest on LC by ₹ 172 Million ($ 2 Million), on account of decrease in bank charges and Foreign exchange loss by ₹ 98 Million ($ 1.33 Million) whereas the above reduction is offset by increase in interest on lease liability on account of IFRS 16 – Leases by ₹ 179 Million ($ 2.44 Million).

Net Profit

			Increase/
	2020 -21	2019 -20	(Decrease)	% Change
Net Profit	1,532	705	827	117%
As a percentage of revenue	6.30%	3.06%

Results of year ended March 31, 2021 compared to year ended March 31, 2020

Refer to the section ‘Results of year ended March 31, 2021 compared to year ended March 31, 2020 ’ under ‘Management's Discussion and Analysis of Financial Condition and Results of Operations’ of Item 5 in our Annual Report on Form 20-F for fiscal 2021, filed with the U.S. Securities and Exchange Commission on July 31, 2020, for analysis of our results for fiscal 2020 in comparison with fiscal 2019.

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

The following table summarizes our cash flows for periods presented:

	2021	2020	2019	2021
	₹ In million	₹ In million	₹ In million	US $ in million
Net cash from / (used in) operating activities	6,967	5043	1,441	95
Net cash from / (used in) investing activities	(3,619)	(4,326)	(3,974)	(49)
Net cash from / (used in) financing activities	618	4	3,054	8
Effect of exchange rate changes on cash and cash equivalents	(3)	-	6	0
Net increase / (decrease) in cash and cash equivalents	3,966	720	522	54

As of March 31, 2021, 2020 and 2019 we had working capital (current asset – current liabilities) of ₹ 287 million, ₹ 143 million, ₹ 2,671 million which includes cash and cash equivalents of ₹ 5,378 million, ₹ 1,415 million and ₹ 695 million. Our working capital net of cash and cash equivalents is ₹5,091 (negative) million, ₹ 1,272 million (negative) and ₹1,976 million as of March 31, 2021, 2020 and 2019. We believe that cash from operations and existing lines of credit are sufficient to meet our liquidity requirements.

Our short-term borrowings to finance working capital requirements are primarily financed by cash credit facilities with banks. Borrowings for capital expenditures are financed through capital leases and long-term loans.

On October 22 2010, the company entered into a Subscription Agreement with Mr Ananda Raju Vegesna, acting as representative of the acquirers in connection with the offering. Accordingly, the company issued 12,50,00,000 equity shares to Raju Vegesna Infotech and Industries Private Limited, a company affiliated with the promoter group on October 30, 2010. The above shares were subsequently transferred by Raju Vegesna Infotech & Industries Private Limited to Ramanand Core Investment Company Private Limited.

We have borrowings of ₹ 11,736 million (including Lease Liability to the extent of ₹ 2,203 million) as of March 31, 2021 out of which ₹ 6,320 million will be repaid within a period of 12 months. Interest outflow on existing borrowings for next year is expected to be ₹ 313 million. We have utilized working capital facility of ₹ 3,174 million out of limit of ₹ 3,250 million during fiscal 2021. We have unutilized non fund limit of ₹ 607 million as of March 31, 2021.

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

Cash and cash equivalents:

Cash and cash equivalents comprise of ₹2,288 million, ₹ 2,095 million, ₹ 1,755, million in bank accounts and ₹ 3,049 million, ₹ 548 million, ₹ 408 million in the form of bank deposits as on March 31, 2021, 2020, 2019 out of which cash deposits in the form of margin money is restricted for use by us amounting to ₹ 401 million, ₹ 333 million, ₹ 275 million. Cheques on hand comprises of amount ₹ 28 Millions, ₹ 7 Millions and ₹ 46 Millions as on March 31, 2021, 2020, 2019. Cash on hand comprises of amount ₹ 137 Millions, ₹ 1 Millions and ₹ 1 Millions as on March 31, 2021, 2020, 2019.

Net cash generated from operating activities for the year ended March 31, 2021 was ₹ 6,967 million ($ 94.78 million). This is mainly attributable to cash generated during the year before changes in working capital of ₹ 6,030 million ($ 82.04 million) which is primarily on account of implementations of IFRS 16 “Leases” in which amounts earlier considered as rental expenses has now been regrouped to Depreciation expenses, due to which, cash flow from operating activities has increased significantly, and increases in trade and other payables by ₹ 227 million ($ 3.08 million), in employee benefits ₹ 22 million ($ 0.3 million) and decrease in contract liabilities by ₹ 166 million ($ 2.26 million) on account of recognition of income in current year with respect to increase in advance billing in long term projects and adoption of IFRS 15 of earlier year, and cashflow increased due to collection and decrease in trade receivables and Other receivables by ₹ 1,070 million ($ 14.55 million) and partially offset by decrease in inventories by ₹ 113 million ($ 1.53 million) and in other assets by ₹ 34 million ($0.35 million), increase in Contract assets by ₹ 9 million ($0.12 million) and increase in contract costs ₹ 26 million ($ 0.35 million).

Net cash generated from operating activities for the year ended March 31, 2020 was ₹ 5,043 million ($ 66.89 million). This is mainly attributable to cash generated during the year before changes in working capital of ₹ 4,759 million ($ 63.13 million) which is primarily on account of implementations of IFRS 16 “Leases” in which amounts earlier considered as rental expenses has now been regrouped to Depreciation expenses, due to which, cash flow from operating activities has increased significantly, and increases in trade and other payables by ₹235 million ($ 3.1 million), in employee benefits ₹ 18 million ($ 0.24 million) and in contract liabilities by ₹140 million ($ 1.86 million) on account of increase in advance billing in long term projects and adoption of IFRS 15, and partially offset by increase in inventories by ₹ 413 million ($ 5.48 million) and increase in trade and other receivables by ₹ 289 million ($ 3.84 million), increase in other assets by ₹ 561 million ($ 7.42 million), increase in Contract assets by ₹ 18 million ($ 0.23 million) and increase in contract costs ₹ 11 million ($ 0.15 million).

Net cash generated from operating activities for the year ended March 31, 2019 was ₹ 1,441 million ($ 20.83 million). This is mainly attributable to cash generated during the year before changes in working capital of ₹ 3,907 million ($ 56.49 million), and increases in trade and other payables by ₹1,204 million ($ 17.41 million), in employee benefits ₹ 26.43 million ($ 0.38 million) and in contract liabilities by ₹261 million ($ 3.78 million) on account of increase in advance billing in long term projects and adoption of IFRS 15, and partially offset by increase in inventories by ₹ 1069 million ($ 15.46 million) and increase in trade and other receivables by ₹ 2,183 million ($ 31.55 million), increase in other assets by ₹ 158 million ($ 2.29 million), increase in Contract assets by ₹ 23.92 million ($ 0.35 million) and decrease in contract costs ₹ 4.31 million ($ 0.06 million).

Net cash used in investing activities for the year ended March 31, 2021 was ₹ 3,619 million ($ 49.23 million) primarily on account of additional expenditure on Data Center, upgradation of network backbone.

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

Net cash generated from financing activities for fiscal year 2021 was ₹ 618 million ($ 8.41 million). The increase is mainly due to borrowings amounting ₹ 1,566 million ($ 21.29 million) and proceeds from issue of shares including share premium under ESOP ₹ 245 million ($ 3.34 million) received during the year. The increase was significantly offset due to implementation of IFRS 16 “Leases” by ₹226 million ($ 3.08 million) considered repayment of lease liabilities and finance expenses amounting to ₹ 966 million ($ 13.14 million).

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

Capital expenditure

We incurred ₹ 3,449 million (US$ 46.93 million) towards capital expenditure for the year ended March 31, 2021. We expect further capital expenditure to be incurred during the fiscal year 2021-22 to strengthen our infrastructure capabilities. The capital expenditure was funded out of internal accruals and bank borrowings. Also refer to section “Principal Capital Expenditures” under Item 4 for capital commitments as on March 31, 2021.

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

Contractual obligations

Set forth below are our contractual obligations as of March 31, 2021:

Payments due by period (₹ 000s)
Contractual Obligations	Carrying amount	Contractual cash flows	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long Term Debt Obligations	5,901,659	6,664,984	2,653,313	2,674,727	836,944	500,000
Short Term Borrowings	3,631,236	3,642,037	3,642,037	-	-	-
Lease Liability	2,202,649	4,112,926	539,700	846,466	564,160	2,162,600
Purchase Obligations	2,762,605	2,762,605	2,762,605	-	-	-
Total	14,498,149	17,182,552	9,597,655	3,521,193	1,401,104	2,662,600

Set forth below are our contractual obligations as of March 31, 2020:

Payments due by period (₹ 000s)
Contractual Obligations	Carrying amount	Contractual cash flows	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long Term Debt Obligations	54,67,719	6,485,392	23,78,960	32,20,580	8,85,852	-
Short Term Borrowings	38,78,803	3,949,227	39,49,227	-	-	-
Lease Liability	18,26,211	2,967,267	4,64,548	6,10,652	4,08,237	14,83,830
Purchase Obligations	61,40,770	6,140,770	6,140,770	-	-	-
Total	1,73,13,502	19,542,656	1,29,33,505	38,31,232	12,94,089	14,83,830

Recent Accounting Pronouncements

Except for the changes mentioned below, the Group has consistently applied the accounting policies to all the periods.

Amendments to IAS 16

IASB has issued an amendment to IAS 16 Property, Plant and Equipment – Proceeds before Intended Use (“Amendments to IAS 16”) which amends the standard to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss. The effective date for the adoption of this amendment is the annual periods beginning on or after January 1, 2022, although early adoption is permitted. The Group has evaluated the amendment and there is no impact on its consolidated financial statements.

Amendments to IAS 37

IASB issued Onerous Contracts — Cost of Fulfilling a Contract (“Amendments to IAS 37”) which specifies that the “cost of fulfilling” a contract comprises the “costs that relate directly to the contract”. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labor, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract). The effective date for adoption of this amendment is the annual periods beginning on or after January 1, 2022, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform (Phase 2)

The IASB has finalized its response to the ongoing reform of Inter-Bank Offered Rates (IBOR) and other interest rate benchmarks by issuing a package of amendments to IFRS Standards in August 2020. The amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The amendments in this final phase relate to practical expedient for particular changes in contractual cash flows, relief from specific hedge accounting requirements and certain disclosure requirement. The effective date for adoption of this amendment is the annual periods beginning on or after January 1, 2021, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment

Amendments to IAS 8

IASB issued amendments to IAS 8 Accounting Policies, Changes in Accounting estimates and Errors which introduced a definition of ‘accounting estimates’ and included amendments to IAS 8 to help entities distinguish changes in accounting policies from changes in accounting estimates. The effective date for adoption of this amendment is the annual periods beginning on or after January 1, 2023, although early adoption is permitted. The Group has evaluated the amendment and there is no impact on its consolidated financial statements.

Amendments to IAS 1

International Accounting Standards Board (IASB) has issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements which requires the entities to disclose their material accounting policies rather than their significant accounting policies. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

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

Revenue Recognition

The Group derives revenue from converged ICT solutions comprised of Network-centric services, Data Center-centric IT services which includes Data Center services, Cloud and managed services, Technology integration services and Applications integration services.

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

The Group provides NLD (National Long Distance) and ILD (International Long Distance) services through Group’s network. The Group carries voice traffic, both national and international, using the network back-bone and delivers voice traffic to Inter-connect Operators. Revenue is recognized when the services are provided based upon the usage (e.g: metered call units of voice traffic terminated on the Group’s network).

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

Contract Cost

Costs to fulfil customer contracts, i.e., the costs relating directly to a contract or to an anticipated contract that the Group can specifically identify or the costs generate/ enhance resources of the group that will be used in satisfying (or in continuing to satisfy) performance obligations in the future or the costs that are expected to be recovered are recognized as asset and amortized over the contract period.

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

When the fair value is concentrated towards a single asset, the acquisition shall be accounted as an asset acquisition. Also, the amendment provides that for an acquisition to be considered as business, the assessment of input and processes would depend on stage of the entity being acquired and hence it is important to assess whether the acquired process is substantive to be qualified as business. In other cases, the acquisition shall be accounted as an asset acquisition. We amortize intangible assets on straight line basis over their respective individual estimated useful lives. Our estimates of the useful lives of identified intangible assets are based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

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

Non-financial assets:

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, the recoverable amount is estimated each year on 31 December.

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

Item 6. Directors, Senior Management and Employees

Directors and Executive Officers

The following table sets forth the name, age and position of each director and senior management of our Company as of March 31, 2021:

Name	Age	Designation
Raju Vegesna (4)	61	CEO, Chairman & Managing Director
Ananda Raju Vegesna (4)	61	Executive Director
C B Mouli (1) (2) (5)	74	Director, Chairman & Financial Expert of Audit Committee

T H Chowdary (2) (3) (5)	89	Director & Chairman of Compensation & Nominating Committees
Vegesna Bala Saraswathi	57	Director
C E S Azariah (1) (2) (3) (4) (5)	73	Director
Arun Seth (1)	70	Director
Kamal Nath	56	Chief Executive Officer
M P Vijay Kumar	51	Chief Financial Officer
C R Rao	61	Chief Operating Officer

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating Committee.

(4)	Member of the Corporate Social Responsibility Committee.

(5)	Member of Nomination and Remuneration Committee.

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

Infinity Capital Ventures, LP beneficially owned 7.63 % of our equity shares as of March 31, 2021. This shareholder is a party to the Subscription Agreement dated November 10, 2005 with our Company. The Subscription Agreement provides that, among other things, the Company shall appoint Mr. Raju Vegesna as the Chairman of the Board of Directors, Infinity Capital shall also nominate another person to the Board of Directors and so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital. In November 2005, Mr. Raju Vegesna, a nominee of Infinity Capital Ventures, LP, was appointed as Chairman of our Board of Directors. In February 2006, the Company also appointed Mr. P S Raju as the second nominee of Infinity Capital to the Board of Directors. Consequent to the resignation of Mr. P S Raju, as a Director effective May 31, 2015, Ms. Vegesna Bala Saraswathi was appointed as an additional Director effective July 22, 2015 of our Company as a Nominee. Further, she was elected by shareholders as a Director at the Annual General Meeting held on July 4, 2016. She got re-elected as a director in Annual General Meeting held on July 6, 2017.

Infinity Satcom Universal Private Limited beneficially owned 7.97% of our equity shares as of March 31, 2021. Mr. Ananda Raju Vegesna, Executive Director of the Company and brother of Mr. Raju Vegesna, is the Director of Infinity Satcom. Infinity Satcom is presently controlled by Mr. Raju Vegesna.

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

Officer Compensation

The following table sets forth all compensation paid by us during the fiscal year ended March 31, 2021 to our executive officers:

	Summary Compensation Table
	(₹in million)
Name	Salary(1)	Bonus
		(Performance based incentive)
Kamal Nath	11.34	3.04
M P Vijay Kumar	9.45	4.18
C R Rao	9.84	3.27

(1)	Includes provident fund contributions.

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

The Directors (who are not executive officers) are not entitled for any remuneration including any pension, retirement, or similar benefit schemes.

The details of our contribution to provident fund in respect of the executive officers are set out below:

Name	₹ in million
Kamal Nath	0.63
M P Vijay Kumar	0.50
C R Rao	0.48

Gratuity expense is determined at an overall Company level based on an actuarial valuation performed by an independent actuary. Thus, the cost for the year ended March 31, 2021 in respect of gratuity and compensated absences towards executive officers of the Company was not separately determined. Gratuity cost relating to such executive officers is not estimated to be material.

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

We have provided for ₹ 136.57 million ($1.86 million) towards bonus payable for the year ended March 31, 2021 to employees including executive officers who have achieved the KRAs and KPIs.

Total of 1.65 million options were allotted to executive officers as part of ASOP 2014 plan during fiscal 2015.Further 1.35 million options were allotted to executive officers during the fiscal 2019. Related charge for the fiscal 2020 amounted to ₹ 11.24 million ($ 0.15 million). During the fiscal 2020 executive officers exercised 0.79 million shares out of ASOP 2014 Plan.

Board Composition

Our Articles of Association sets the minimum number of directors at three and the maximum number of directors at twelve. We currently have seven directors on the Board. The Indian Companies Act and our Articles of Association require the following:

•	at least two-thirds of our directors shall be subject to retire by rotation by our shareholders; and 50

•	at least one-third of our directors who are subject to retire by rotation shall be up for re-election at each annual meeting of our shareholders.

However Independent Directors are not liable to retire by rotation.

On July 15, 2005, we appointed Dr. S.K. Rao and Mr.C.B. Mouli as independent Directors of the Board to comply with the applicable NASDAQ rules. Dr. S.K Rao resigned effective June 4, 2018.

Mr. C E S Azariah was appointed as an independent Director effective March 25, 2013.

Dr T H Chowdary is also an independent Director of the Board.

Mr.Arun Seth was appointed as an Independent Director effective October 22, 2018.

Each of these Directors (Mr. C B Mouli, Mr. C E S Azariah and, Dr T H Chowdary and, Mr. Arun Seth) continue to remain independent in accordance with NASDAQ rules.

In addition, based on the recommendation of the Board of Directors, (Mr. C B Mouli, Mr. C E S Azariah and Dr T H Chowdary) were appointed by the shareholders as the Independent Directors of the Board for a term of five consecutive years from the conclusion of the Twenty Third Annual General Meeting held on July 5, 2019 and their terms expires in July 2024

Term of Directors

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

The Shareholders had approved the reappointment of Mr Raju Vegesna as the Chairman and Managing Director at their Annual General Meeting held on July 5, 2019.

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

The Board of Directors on May 5, 2020, have also appointed Mr.Ananda Raju Vegesna as an Additional Director under Section 161 of the Companies Act, 2013 and he shall hold office up to the date of the ensuing Annual General Meeting and is eligible for election as a Director by the shareholders at the AGM since the term of office expires on June 21, 2020.

The Shareholders had approved the reappointment of Mr.Ananda Raju Vegesna as an Executive Director at their Annual General Meeting held on September 14, 2020.

Further, as per the Act, he will retire by rotation at the ensuing Annual General Meeting and will be eligible for re-election.

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

Further, as per the Act, she retired by rotation at the Annual General Meeting and got re-elected.

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

The Audit Committee held five meetings in video conference during fiscal year 2020-21.

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

The Compensation Committee held four meetings in video conference during fiscal 2020-21.

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

For the financial year 2020-21, the Company has spent ₹ 20.40 million in pursuance of its Corporate Social Responsibility Policy in the following manner:

1.	Contribution to the Hospital for the Disabled: The Company has contributed ₹ 19.00 million to Sri Venkateswara Institute of Research and Rehabilitation for the Disabled Trust.

2.	Contribution towards Health: The Company has contributed ₹ 1.40 million towards promotion of Health to Voluntary Health Services Hospital, Taramani

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

The Shareholders had approved the reappointment of Mr Ananda Raju Vegesna as an Executive Director at their Annual General Meeting held on September 14, 2020.

Further, as per the Act, he will retire by rotation at the ensuing Annual General Meeting and will be eligible for re-election.

Employees

As of March 31, 2021, we had 2,838 employees, compared with 2,794 as of March 31, 2020. Of our current employees, 142 are administrative, 356 form our sales and marketing, 131 are in product and content development, 2,162 are dedicated to technology and technical support, and 47 are in business process and customer care. None of our employees are represented by a union. We believe that our relationship with our employees is good.

Stock Ownership

The following table sets forth information with respect to the beneficial ownership of our equity shares as of May 31, 2021 by each director and our senior management executives. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

Equity Shares
Beneficially Owned
Beneficial Owner	Number	Percent
Raju Vegesna *	154,053,326	84.53%
Ananda Raju Vegesna	-	-
Vegesna Bala Saraswathi	-	-
T. H. Chowdary	-	-
C B Mouli	-	-
Arun Seth	-	-
C E S Azariah	-	-

* Other than the above, none of the Directors or Executive Officers of the Company holds any shares in the Company.

The following options were granted to our senior management executives as part of our ASOP plan described below:

Total options outstanding (Shares)	2,980,000
Weighted average exercise price (INR)	83.77
Weighted average exercise period (years)	3.31

Associate Stock Option Plan

We have an Associate Stock Option Plan, or ASOP, which provides for the grant of options to employees of our Company.

The Company introduced a new Stock Option Plan under Associate Stock Option Plan 2014 (ASOP 2014) for granting ESOPs as Equity Shares and/or ADSs linked warrants to the eligible Associates of the Company and its Holding/Subsidiaries/Associates. This was in addition to the earlier ASOP Plans of 2000, 2002, 2005 and 2007. For this purpose, the Company allocated 25 million Equity Shares of ₹ 10/- each under ASOP 2014. The proposal was approved by the Board of Directors and the shareholders of the Company at the Eighteenth Annual General Meeting held on July 28, 2014 and 25,000,000 shares were reserved for issuance under the plan. The Company also filed Form S-8 on December 21, 2015 with SEC for the options issued under the plan. As of March 31, 2021, we had outstanding options of 7.78 million under our ASOP Plans with a weighted average exercise price equal to approximately ₹ 86.13 ($1.17) per equity share.

The Board at their meeting held on January 20, 2015 approved to grant of 5,870,800 options to 85 Associates and issued Grant Letters. The vesting of options commenced in January 2016. During the year ended 2020, 3 associates have exercised 78,900 vested options.

Further during fiscal 2016, 2017, 2018, 2019, 2020 and 2021, the Company granted 184,300, 525,000, 150,000, 335,000, 7,220,000 and 465,000 options to eligible Associates.

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

Item 7. Major Shareholders and Related Party Transactions

Principal Shareholders

The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2021 by each person or group of affiliated persons who is known by us based on our review of public filings to beneficially own 5% or more of our equity shares. The table gives effect to equity shares issuable within sixty days upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares as well as the power to receive the economic benefits of ownership of securities. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned. The information below is based on a review of filings made by such persons with the SEC.

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

As of March 31, 2021, entities affiliated with our CEO, Chairman and Managing Director, Mr. Raju Vegesna, beneficially owned approximately 84.53% of our outstanding equity shares, which includes the 125,000,000 shares fully paid during the previous year (partly paid with proportionate voting rights until previous year) issued in connection with the private placement described below.

	Equity Shares
	Beneficially owned
Shareholder	Number	Percent
Infinity Capital Ventures, LP, 11601 Wilshire Boulevard, Suite 1900, Los Angeles, CA 90025	13,902,860	7.63
Vegesna Family Trust, LP, 11601 Wilshire Boulevard, Suite 1900, Los Angeles, CA, 90025	620,466	0.34
Infinity Satcom Universal Private Limited, Visakhapatnam	14,530,000	7.97
Ramanand Core Investment Company Private Limited, Visakhapatnam*	125,000,000	68.59

* Ramanand Core Investment Company Private Limited is controlled by Raju Vegesna Infotech and Industries Private Limited, which is in turn, controlled by Infinity Satcom Universal Private Limited and therefore Infinity Satcom Universal Private Limited holds the beneficial interest in Ramanand Core Investment Company Private Limited.

Details of change in the percentage ownership held by the major shareholders:

Name of the shareholder	2018-19		2019-20		2020-21
	No. of shares	%	No. of shares	%	No. of shares	%
Infinity Capital Ventures, LP, USA	13,902,860	7.76	13,902,860	7.76	13,902,860	7.63
Vegesna Family Trust, USA	620,466	0.35	620,466	0.35	620,466	0.34
Infinity Satcom Universal Private Limited	14,530,000	8.11	14,530,000	8.11	14,530,000	7.97
Raju Vegesna Infotech and Industries Private Limited*	-	-	-	-	-	-
Ramanand Core Investment Company Private Ltd**	125,000,000	69.77	125,000,000	69.74	125,000,000	68.59

* 125,000,000 shares were issued to Raju Vegesna Infotech and Industries Private Limited at a discount of 50% to the prevailing American Depositary Share market price since the allotment of shares was for unlisted Indian equity shares. The shareholders of the Company approved the unregistered offering through voting in a general meeting where the promoter group beneficially owned 84.53% of the equity shares eligible to vote in the meeting.

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

United States Shareholders

As of March 31, 2021, 42,707,417 of our ADSs were held in the United States and we had approximately 9,340 shareholders in the United States. Each ADS represents one equity share.

Host country Shareholders

As on March 31, 2021, 152,353,854 of our equity shares were held in India and we had 24 shareholders on record in India. Each equity share has a par value of ₹ 10/- each.

Control of Registrant

Based on our review of filings made with the SEC, Infinity Capital Ventures, LP beneficially owned 7.63% of our equity shares as of March 31, 2021. This shareholder is a party to the Subscription Agreement dated November 10, 2005 with our Company. The Subscription Agreement provides that, among other things, the Company shall appoint Mr. Raju Vegesna as the Chairman of the Board of Directors, Infinity Capital shall also nominate another person to the Board of Directors and for so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital. In November 2005, Mr. Raju Vegesna, a nominee of Infinity Capital Ventures, LP, was appointed as Chairman of our Board of Directors. In February 2006, the Company also appointed Mr. P S Raju as the second nominee of Infinity Capital to the Board of Directors. Consequent to the resignation of Mr. P S Raju, as a Director effective May 31, 2015, Ms. Vegesna Bala Saraswathi was appointed as an additional Director of our Company effective July 22, 2015, as a Nominee. Further, as per the Act, she retires by rotation and is eligible for re-election. She was re-elected at the Annual General Meeting held on July 6, 2017.

Infinity Satcom Universal Private Limited, India also beneficially owned 7.97% of our equity shares as of March 31, 2021.

As of March 31, 2021, entities affiliated with our CEO, Chairman and Managing Director, Mr. Raju Vegesna, beneficially owned approximately 84.53% of our outstanding equity shares, which includes the 125,000,000 shares issued in connection with the private placement described below.

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

The Company received a sum of ₹ 112,149 (comprising of ₹ 12,817 towards face value and ₹ 99,332 towards Share premium) and called up a sum of ₹ 448,595 (comprising of ₹ 25,634 towards face value and ₹ 422,961 towards Share premium). Subsequent to fiscal 2008, the Company withdrew its applications made to appropriate authorities for the approval of the proposed scheme of amalgamation with Sify Communications Limited (erstwhile subsidiary). Consequent upon the withdrawal of the merger, Infinity Satcom Universal communicated to Sify that they would not contribute to calls already made and any balance monies which would become payable under the Subscription Agreement. Hence, the Board of Directors forfeited the shares allotted and the monies collected (₹ 112,149 including sums towards capital and premium) at the meeting held on August 29, 2008.

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

Related Party Transactions

Refer to Note 33 ‘Related Parties’ in Item 18 of this Annual report for the list of related parties and their relationships as on March 31, 2020 and March 31, 2021.

Related party transactions & balances with subsidiaries on standalone basis as on March 31, 2020

					₹ in million
	Sify	Sify
	Technologies	Technologies	Sify Data and
	(Singapore) Pte.	North America	Managed	Sify Infinit
Particulars	Limited	Corporation	Services Limited	Spaces Limited	Total
Transactions during the year
Advances Paid	-	-	129	-	129
Receipt of Services	63	-	-	-	63
Rendering of Services	6	287	1	2	296
Outstanding balances as of 31 March 2020
Advance Receivable	-	-	131	2	133
Trade Payables	98	-	-	-	98
Trade Receivables	33	102	-	2	137

Related party transactions & balances with subsidiaries on standalone basis as on March 31, 2021

						₹ in million

				Sify
			Sify Data	Technologies		Print
	Sify		and	North	Sify	House
	Digital	Sify Infinit	Managed	America	Technologies	(India)
	Services	Spaces	Services	Corporation	(Singapore)	Private
Particulars	Limited	Limited	Limited	@	Pte. Limited	Limited	Total
Transactions during the year:
Receipt of services	225.70	30.30	-	-	65.50	-	321.50
Rendering of services	283.30	197.25	1.62	-	8.86	10.12	501.15
Lease rentals received***	-	137.90	-	-	-	-	137.90
Lease rental Deposit***	-	34.50	-	-	-	-	34.50
Investment made on account of BTA#	2,000.10	5,000	-	-	-	-	7,000.10
Investment made in PHIPL##	-	-	-	-	-	100	100
Advances repaid by subsidiaries	-	2.01	-	-	-	500	502.01
Advances given to subsidiaries	-	-	18.9	-	-	511	529.90
Advances given on account of BTA#	550	230	-	-	-	-	780
Revenue transferred on account of BTA#	2,010.47	834.5	-	-	-	-	2,844.97
Expenses transferred on account of BTA#	1,086.20	824.50	-	-	-	-	1,910.70

Outstanding Balances:
lease rentals and refundable deposits receivable***	-	34.50	-	-	-	-	34.50
Amounts payable to Subsidiaries on account of BTA#	2047.82	1330.81	-	-	-	-	3,378.63
Trade payable	225.51	30.30	-	-	76.20	-	332.01
Advances receivable	-	-	151.05	-	-	-	151.05
Trade receivable	-	137.90	-	-	15.96	-	153.86
Net Receivable / (Payable)	(2,273.33)	(1,188.71)	151.05	-	(60.24)	-	(3,371.23)
Unearned income	-	-	-	-	18.50	-	-
Right of use Asset	-	-	-	-	39.70	-	-

Related Party transactions between fellow subsidiaries in the books of Sify Digital Services Limited :

		Sify Technologies
	Sify Infinit Spaces	North America
Transactions	Limited	Corporation
Receipt of services	57.40	-
Rendering of services	-	288.60
Revenue transfers on account of BTA	325.60	-
Expenses transfers on account of BTA	103.90	-
Amounts received on account of BTA	18.69	-
Amount of outstanding balances
Trade payable	57.40	-
Amounts receivable on account of BTA	240.40	-
Trade receivable	-	129.2

All transactions between Sify Technologies Limited and its subsidiaries up to March 31, 2021 of this Annual Report have been in the ordinary course of business

#Pursuant to BTA which is effective from February 1, 2021 with appointed date of April 1, 2020, the transactions that were recorded in the parent company and the balances as on January 31, 2021 pertaining the businesses that were transferred have been transferred to the subsidiary companies respectively. The customer and vendor contracts novation is in progress as on March 31, 2021. Pending confirmation from customers and vendors, the invoices have been booked in parent company and subsequently transferred to subsidiary companies as on March 31, 2021.

Pursuant to agreement for shared services between entities, the billing from parent entity to the subsidiary entities and vice versa is part of the services rendered and services received.

@ Sify NA revenue and receivables are on account of services rendered from Sify Digital Services Limited, hence the revenue and receivable has been transferred to SDSL

**During the year 2011-12, the Company had entered into a lease agreement with M/s Raju Vegesna Infotech and Industries Private Limited, the holding Company, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 0.075 million (Rupees Seventy Five Thousand Only) per month. Subsequently, the Company entered into an amendment agreement with effect from April 1, 2013, providing for automatic renewal for a further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years. Subsequently on account of expiry of the said agreement, the company entered into a fresh agreement for a period of three years effective February 1, 2021 on a rent of ₹ 0.114 million per month.

During the year 2011-12, the Company had also entered into a lease agreement with M/s. Raju Vegesna Developers Private Limited, a Company in which Mr. Ananda Raju Vegesna, Executive Director of the Company and Mr. Raju Vegesna, Chairman and Managing director of the Company exercise significant influence, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 0.03 million (Rupees Thirty Thousand Only) per month. The agreement provides for the automatic renewal for further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years. Subsequently on account of expiry of the said agreement, the company entered into a fresh agreement for a period of three years effective February 1, 2021 on a rent of ₹ 0.046 million per month.

During the year 2010-11, the Company had entered into a lease agreement with Ms. Radhika Vegesna, daughter of Mr. Anand Raju Vegesna, Executive Director of the company, to lease the premises owned by her for a period of three years effective June 1, 2010 on a rent of ₹ 0.3 million per month and payment of refundable security deposit of ₹ 2.6 million. This arrangement will automatically be renewed for a further period of two blocks of three years with all the terms remaining unchanged. Subsequently on account of expiry of the said agreement, the company entered into a fresh agreement for a period of three years effective June 1, 2019 on a rent of ₹ 0.556 million per month and payment of additional refundable security deposit of ₹ 3 million. This arrangement will automatically be renewed for a further period of two blocks of three years with all the terms remaining unchanged.

* Represents salaries and other benefits of Key Management Personnel comprising of Mr. Kamal Nath – Chief Executive Officer, Mr. M P Vijay Kumar – Chief Financial Officer and Mr. C R Rao - Chief Operating Officer.

Refer to Note 33 ‘Related Parties’ for details of transactions with KMP

Loans to employees

We provide salary advances to our employees in India who are not executive officers or directors. The annual rate of interest for these loans is 0%. As of March 31, 2021, the loan outstanding from employees is ₹ 10.96 million.

Item 8. Financial Information

Financial Statements

The following financial statements and auditors’ report appear under Item 18 in this Annual Report on Form 20-F and are incorporated herein by reference:

•	Report of Independent Registered Public Accounting Firm
•	Consolidated Balance Sheet as of March 31, 2021 and 2020
•	Consolidated Statements of comprehensive income for the years ended March 31, 2021, 2020 and 2019
•	Consolidated Statements of changes in equity for the years ended March 31, 2021, 2020 and 2019
•	Consolidated Statements of cash flows for the years ended March 31, 2021, 2020 and 2019
•	Notes to the consolidated financial statements

Legal Proceedings :

a) Proceedings before Department of Telecommunications

(i) License fees

DoT had issued separate licenses to Sify Technologies Ltd (Sify) for providing Internet, National Long Distance & International Long Distance services. The license fee was payable to the DoT on the Adjusted Gross Revenue (AGR) as per the terms of each license. Sify has been regularly paying license fee on the revenue arising out of services as per the license conditions.

DoT has raised demands on service providers providing Internet, NLD, ILD services etc. demanding license fee on the revenue made by the service providers from other business income such as Data Centre, Cloud, application services, power, Gas, etc. DoT contended that all the income of the Company irrespective of the business was required to be considered as part of 'income' for the purpose of calculation of the license fee. The Company filed a Writ Petition before Hon’ble Madras High Court challenging the demand made by DoT on the Income accruing from other business units and the demands have been stayed by the Court. The case is pending for final hearing.

The Service providers which had different license conditions for ISP, NLD & ILD and having revenue from other business units approached the Hon’ble Supreme Court stating that Hon’ble Supreme Court judgement dated 24.10.2019 on the access Telecom Service Providers is not applicable to other services providers as license conditions were different from the Access Telecom Service Providers. The Hon’ble Supreme Court observed that if the license conditions of Other Service Providers including ISP, NLD & ILD are different from the license conditions of the Mobile Access Providers, then the other service providers should adjudicate the license fee issue before the appropriate forum. Meanwhile DoT withdrew the demands against Public Sector Undertaking on account of different license conditions.

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

The Company which had received notices for earlier years from DoT claiming Licence fee on the total Income (including income from Non Licensed activities) has already responded to these notices stating that licence fees are not payable on income from non-licensed activities. The Company believes that it has adequate legal defenses against these notices and that the ultimate outcome of these actions may not have a material adverse effect on the Company's financial position and result of operations."

DoT in its written submission made before the Hon’ble Supreme Court had clearly mentioned that non telecom revenue would stand excluded from the purview of the gross revenue . In 2017, the Hon’ble Tripura High Court held that Service Providers are not liable to pay license fee on the income accruing from other businesses.

(ii) The present license for ISP under Unified License issued by DOT on June 2, 2014 provides for payment of License fee on pure internet services. However, the Company through Internet Service Providers Association of India (ISPAI) challenged the said clause before TDSAT and has not made payment in this regard. TDSAT setaside the demand made by the DoT and passed the order in favour of the ISP. DoT has challenged the Order of the TDSAT and the appeal is pending before Supreme Court. The Company has appropriately accounted for any adverse effect that may arise in this regard in the books of account. However TDSAT by its order dated 18.10.2019 held that license fee is not chargeable on the Internet Service Providers.

b) The Company is party to additional legal actions arising in the ordinary course of business. Based on the available information as of March 31, 2021, the Company believes that it has adequate legal defences for these actions and that the ultimate outcome of these actions will not have a material adverse effect [the maximum financial exposure would be ₹ 1,133 (March 31, 2020: ₹ 883)] on the Company's financial position and results of operations.

c) The Company has received an order passed under section 7A of the Employees Provident Fund & Miscellaneous Provisions Act, 1952 from Employees Provident Fund Organisation (EPFO) claiming provident fund contribution aggregating to ₹ 64 on special allowances paid to employees. The Company has filed a writ petition before High court of Madras and obtained the stay of demand. In Feb 2019, the Supreme Court held, in a similar case, that Special allowances paid by the employer to its employee will be included in the scope of basic wages and subject to provident fund contribution. However, the Supreme Court has not fixed the effective date of order.

d) During the year 2019-20, Directorate General of Goods and Services Tax Intelligence (DGGI) did an inspection based on the analysis of service tax returns filed by the Company in the past. The Company has been categorising services relating to e-Learning and Infrastructure Management Services provided to foreign customers billed in convertible foreign currency under OIDAR services while filing its half-yearly service tax return. However, based on the Place of Provision of Services Rules then applicable under the Finance Act, 1994, Service Tax has to be paid for OIDAR services provided to foreign customers even if the conditions for qualifying as export of services are met. Hence, the DGGI contended that Service Tax should be paid on the services classified as OIDAR services in the returns. The total contended during the period April 2014 to November 2016 of Service Tax was ₹ 1,618 and the Interest & Penalty as applicable. The Company believes that the services relating to e-learning and infrastructure management services will not fall under OIDAR services and also the activities covered under E-learning and IMS does not meet the conditions for taxation under the provisions applicable as OIDAR and hence there is no liability. However, during the investigation, the Company has paid ₹ 646 under protest to continue the proceeding with the relevant adjudicating authorities. Thereafter, the DGGI has issued Show Cause Notice and the Company has replied on the same. The matter is pending with the Adjudicating Authority. The Company believes that no provision is required to be made against this demand.

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

In view of the unexpected outbreak of pandemic COVID 19 and the consequent lockdown and reduced economic activities, compounded by uncertainty of timing of return to normalcy, your Directors consider it appropriate to conserve resources within the Company to stay liquid and use prudently for expansion. Hence, the Board of Directors did not recommend any dividend for the year 2020-21.

Due to the unexpected outbreak and prolongation of Covid-19 pandemic and the consequent lockdown and reduced economic activities, compounded by uncertainty of timing of return to normalcy and to conserve and plough back the resources within the Company to stay liquid and use prudently for operations and expansion. Your Directors do not recommend any dividend for the Financial Year 2020-21.

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

Item 10. Additional Information

Our Authorized capital stood at ₹ 2,040,000,000, divided into 204,000,000 Equity Shares, having a par value ₹ 10 per share. As of March 31, 2021, 182,238,069 Equity Shares were issued and fully paid. There are no partly paid up shares. The equity shares are our only class of share capital. We have 7,780,278 options outstanding to purchase equity shares as of March 31, 2021.

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

There have no significant changes in the share capital of the Company during the fiscal 2021 and 2020 except for exercise of stock options by eligible employees. In addition to exercise of stock options during the fiscal 2020, the partly paid shares as part of the subscription agreement entered into with Mr. Ananda Raju Vegesna, dated October 22, 2010 were converted to fully paid up after receiving the balance money of ₹900 million towards the 125,000,000 equity shares.

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

Our Articles of Association provide that the minimum number of directors shall be 3 and the maximum number of directors shall be 12. Presently, we have 7 directors. Our Articles of Association provide that at least two-thirds of our directors shall be subject to re-election by our shareholders; and at least one-third of our directors who are subject to re-election shall be up for re-election at each Annual General Meeting of the shareholders.

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

Board of Directors

In terms of the provisions of the Articles of Association of the Company and the Indian Companies Act 2013:

(a)	no director of the Company can vote on a proposal, arrangement or contract in which he is materially interested;

(b)	the directors of the Company cannot vote on a proposal in the absence of an independent quorum for compensation to themselves or their body;

(c)	each of our directors is entitled to receive a sitting fee not exceeding ₹ 100,000 for every meeting of the Board of Directors and each meeting of a Committee of the Board of Directors, as well as all traveling and out-of-pocket expenses incurred in attending such meetings; however, effective May 2014, the Company has been paying ₹ 50,000 to the directors for each Board Meeting attended by them. However, there is no increase in the sitting fee for the Committee meetings, which is ₹20,000 for each Meeting.

(d)	the directors are empowered to borrow moneys through board meetings up to the prescribed limit and beyond that with the approval of the shareholders through a General Meeting;

(e)	retirement of directors is determined by rotation and not based on age limit; and

(f)	no director is required to hold any qualification shares.

For additional information, please see “Item 6. Director, Senior Management and Employees – Board Composition,” “Board Committees” and “Director Compensation,” and “Officer Compensation” of this Annual Report on Form 20-F.

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

The Indian Companies Act, 2013 further provides that, in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of the Company’s accumulated profits subject to the fulfillment of the following conditions:

•	the rate of dividend to be declared may not exceed the average of the rate at which dividends were declared by it in the three years immediately preceding that year provided that this sub-rule shall not apply to a Company, which has not declared any dividend in each of the three preceding financial years.

•	the total amount to be drawn from the accumulated profits shall not exceed one-tenth of such sum of its paid up capital and free reserves as appearing in the last audited financial statement,

•	the amount so drawn shall first be utilized to set off the losses incurred in the financial year in which a dividend is declared before any dividend in respect of equity shares is declared.

•	the balance of reserves after such withdrawal shall not fall below fifteen per cent of its paid up share capital as appearing in the latest audited financial statement.

•	No Company shall declare dividends unless carried over previous losses and depreciation not provided in previous year or years are set off against profit of the Company of the current year.

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

2020 Annual General Meeting

Our Annual General Meeting for the fiscal year 2020 was held on September 14, 2020 as decided by the Board of Directors at the registered office of our Company, 2nd Floor, TIDEL Park, 4 Rajiv Gandhi Salai, Taramani, Chennai 600 113, India through video conference pursuant to the Notification dated 8.4.2020, 13.4.2020 and 5.5.2020 issued by the Ministry of Corporate Affairs due to the outbreak of COVID-19 pandemic.

At the Annual General Meeting, the shareholders approved the following items:

•	Adoption of audited financials for the fiscal year ended March 31, 2020 as per Indian Accounting Standard.
•	Appoint a Director in place of Ms. Vegesna Bala Saraswathi(DIN 07237117), who retires by rotation and being eligible, offers herself for reappointment.
•	Election of Mr. Ananda Raju Vegesna, as a Director.
•	Reappointment of Mr. Ananda Raju Vegesna as Executive Director of the Company for a further period of Five years.
•	Sale of Data Center Business by way of a slump sale to M/s Sify Infinit Spaces Limited, a Wholly owned Subsidiary of the Company.

•	Sale of Digital Services Business by way of a slump sale to M/s Sify Digital Services Limited, a Wholly owned Subsidiary of the Company.
•	Approval for Issue of Non-Convertible Debentures.
•	To enhance borrowing powers of the Company.
•	Creation of security on the assets of the Company.
•	Ratification of Remuneration payable to Mr. S Ramachandran, Cost Auditor.

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

Ministry of Corporate Affairs has mandated the Dematerialization of shares for all Unlisted Public Companies through its Notification dated 10.9.2018, in which Rule 9A of the Companies (Prospectus and Allotment of Securities, 2014, was introduced.

According to the said Rule, every Unlisted Public Company was required to dematerialize its Shares on or before 2.10.2018 as well as transfer of physical Shares was also restricted after the said date.

However, the following classes of Unlisted Public Companies are exempted to dematerialize their shares:

1.       Nidhi Company

2.       Government Company

3.       Wholly Owned Subsidiary Company

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

The amendment to the Companies (Appointment and Qualification of Directors) Rules, 2014 mandated that existing Independent Directors as well as every individual who intends to get appointed as an independent directors, apply online to IICA for inclusion of their name in the Independent Directors Databank.

The individuals registered with IICA are required to pass an online proficiency self-assessment test within a period of one year from the date of inclusion of his/her name in the databank. Exemption from passing the test has been granted to individuals who have served for a period of not less than 10 years as a director or key managerial personnel in a listed public Company in India or in an unlisted public Company in India having a paid-up share capital of ₹10 crores or more. However, registration with the online databank will remain compulsory even for exempted individuals.

Relaxations given by Ministry of Corporate Affairs (MCA):

Due to COVID-19 pandemic, the MCA has given the following relaxations on the compliances with applicable laws under the Companies Act, 2013 vide its circulars:

The maximum time gap for holding consecutive meetings of the board has been extended by a period of 60 days, i.e., from the existing 120 days to 180 days until September 30, 2021.

No requirement for payment of additional fees for late filings under the Companies Act, 2013 for filing of certain form with ROC till July 31, 2021Conducting Board meeting through video conferencing permanently.

Ministry of Corporate Affairs (MCA) vide its Notification dated June 15, 2021, notified the amendment in Companies (Meetings of Board and its Powers) Rules, 2014 and omitted Rule 4 of Companies (Meetings of Board and its Powers) Rules, 2014. Accordingly, this deletes the provision related to restriction of conducting Board Meeting through Video Conferencing/Other Audio-Visual Means for selected agenda items like approval of the annual financial statements, Board’s report, approval of the prospectus etc,.

Income Tax Amendments

Finance Bill, 2020, passed by the Lower House of the Parliament on 23rd March 2020, received Presidential assent on 27th March 2020. The following were the key amendments in the Budget presented in Feb 2020 regarding income tax proposals for FY 2020-21:

➢	Dividends no longer exempt in the hands of shareholders:
o	Effective 1-Apr-20, dividends will be taxable in the hands of shareholders under the head “Income from Other Sources”.
o	Intercorporate dividends: Accordingly, dividends received by holding Company from its subsidiary will be taxable in the hands of holding Company. Nevertheless, to remove cascading effect, deduction is allowed for dividends paid from such dividends received.
➢	Amendments in withholding tax provisions:
o	Withholding tax on technical services reduced to 2% from 10%. However, withholding tax on professional services continues to be at 10%.
o	Since dividends have become taxable in the hands of shareholders, corresponding provisions introduced in withholding taxes wherein mutual funds (deductors) will have to apply TDS @ 10% on dividend income (if more than ₹5,000/-) paid to shareholders.
o	Concessional TDS rate of 5% is applicable on interest to Non-residents on specified borrowings under existing provisions. The time limit for such borrowings is extended to 1-Jul-23 from 1-Jul-20.
o	Time limit for receipt of investments extended to 1-Jul-23 from 1-Jul-20 for TDS @ 5% on interest to FPIs
o	FPIs are now permitted by SEBI & RBI to invest in municipal debt securities under limits applicable to State Development Loans. Above concession granted to interest on such securities
o	TDS @ 1% to be applied by E-commerce operators on payments to E-commerce participants (i.e. sellers); (5% if PAN/Aadhaar not available). TDS to be applied even if customer pays directly to e-commerce participant. However, TDS is not applicable if sales through e-commerce operator is less than ₹0.5 Million & E-commerce participant furnishes PAN / Aadhaar.
o	Tax Collected at Source (TCS) @ 5% introduced on remittances under ‘liberalized remittance scheme’ of the Reserve Bank of India if aggregate receipts exceed ₹0.7 Million from a buyer.
o	TCS @ 5% introduced on sale of overseas tour package
o	In the above cases, if PAN / Aadhaar of the deductee is not available, TCS is to be applied @ 10%
o	Similarly, TCS @ 0.1% introduced on amount received on sale of goods exceeding ₹ 5 Million (TCS @ 1% if PAN / Aadhaar not available)

➢	The following services have also been brought under tax net. If income from these services accrue or arise due to business connection in India, such income is taxable in India:

o	Income from such advertisement which targets a customer who resides in India or a customer who accesses the advertisement through internet protocol address located in India;
o	Income from sale of data collected from a person who resides in India or from a person who uses internet protocol address located in India; and
o	Income from sale of goods or services using data collected from a person who resides in India or from a person who uses internet protocol address located in India

➢	Residential Status:
o	A person is said to be resident in India if:
•	A person of Indian Origin becomes resident if stay in India > 120 days (currently, 182 days) & stays for 1 out of 4 preceding years
•	If a resident who is not an ordinary resident stays in India for 7 out of 10 preceding years (currently, 9 out of 10)
•	Deemed to be resident if an Indian citizen is not liable to tax in any other country due to any reason.
▪	CBDT clarified that Indian citizens who are bona fide workers in other countries are not included and their foreign income is not taxable in India

➢	Filing of Return of Income (ROI) by Non-residents: As per earlier provisions, Non-Residents / foreign companies need not file ROI if their income includes dividend & interest income. Now, royalty & Fees for Technical Services have also been included in this exception. However, corresponding Transfer Pricing provisions have not been amended and hence Transfer Pricing compliances are still to be adhered to. Further, if withholding taxes were applied on such royalty / fee for technical services under the provisions of Double Taxation Avoidance Agreement, above concession is not applicable.

➢	New tax regime introduced for individuals:
o	A new tax regime has been introduced which can be exercised at the option of individuals. The details are as follows:

	New tax regime
	(if prescribed deductions /	Current tax regime
	exemptions not claimed)	(with deductions /
Income slabs	OPTIONAL	exemptions)
Up to INR 0.25 Mn	0%	0%
INR 0.25 Mn to INR 0.50 Mn	5% (Nil after tax rebate)	5% (Nil after tax rebate)
INR 0.50 Mn to INR 0.75 Mn	10%	20%
INR 0.75 Mn to INR 1 Mn	15%	20%
INR 1 Mn to INR 1.25 Mn	20%	30%
INR 1.25 Mn to INR 1.50 Mn	25%	30%
Above INR 1.50 Mn	30%	30%

o	The new tax regime is at the option of the individuals which if once exercised by individuals having business income applies to subsequent AYs as well; The option can be withdrawn only once. For other individuals, this option can be exercised every year separately.
o	Alternate Minimum Tax (similar to MAT for corporates) for individuals is withdrawn & existing AMT credit cannot be carried forward
o	To avail the option, individuals need to forego certain deductions / exemptions such as exemption for Leave Travel Allowance, House Rent Allowance, standard deduction, interest on house property loans, deductions for investments, etc. Further, losses pertaining to such deductions & losses under the head house property cannot be claimed.

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

1.	INTRODUCTION OF SEC 115BAA

➢	Indian companies can now opt for a lower corporate tax rate of 22%
➢	Conditions for availing this lower rate - If the following are not claimed in the computation of taxable income:
o	Exemption of profits of units in SEZ - Section 10AA
o	Additional Depreciation of 20% (for P&M of manufacturing companies) – Sec 32(1)(iia)
o	15% allowance for investment in P&M in backward areas – Sec 32AD
o	Deposit in development accounts, site restoration fund – Sec 33AB & 33ABA
o	Deduction for expenditure on scientific research – Sec 35(2AA) & 35(2AB)
o	Capex deduction for specified business – Sec 35AD
o	Expenditure on agricultural extension projects & skill development projects – Sec 35CCC & 35CCD
o	Chapter VIA deductions under Heading C (except deduction u/s 80JJAA on additional employee costs) i.e., deductions u/s 80H, 80HH, 80I, 80IA, etc. for profits of industrial undertakings
o	If brought forward losses not set off to the extent attributable to aforesaid deductions, such loss will not be allowed to be carried forward
➢	Regular Income Tax Depreciation (excluding additional depreciation) allowed
➢	Option to be exercised before due date of filing return for FY 2019-20 (AY 2020-21)
➢	Option once exercised cannot be withdrawn

2.	INTRODUCTION OF SEC 115BAB

➢	Newly incorporated Indian manufacturing companies can opt for a lower corporate tax rate of 15%
➢	Conditions for availing the lower rate:
o	Company set-up & registered after 1-Oct-2019 and manufacturing commenced before 31-Mar-2023
o	Company not formed by splitting up / reconstruction of business already in existence
o	Company does not use P&M previously used for any purpose
o	Company does not use any building previously used as hotel or convention centre
o	Company is not engaged in any business other than its business of manufacture / production & research / distribution of article / thing produced by it
➢	Conditions specified in Sec 115BAA in regard to computation of total income & exercise of this option apply to this Section as well
➢	Business transacted between new manufacturing companies opting for lower tax regime treated as Specified Domestic Transaction from Transfer Pricing perspective and Transfer Pricing regulations would apply.

3.	OTHER AMENDMENTS

➢	MAT rate reduced to 15% from 18.5%
➢	Further, MAT not applicable to companies exercising the options for reduced rates of 25% or 15% under sections 115BAA / 115BAB
➢	Amendment of Sec 115QA: No tax on buy-back of shares announced before 5-Jul-2019
➢	Surcharge on CG on sale of security by FIIs restricted to 15% (where total income > Rs 2 Crores)
➢	Surcharge on reduced Corp tax rates under Sec 115BAA & 115BAB will be @ 10%

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

Relaxations given by Income Tax department:

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

In addition to the aforesaid measures, in order to provide more funds at the disposal of taxpayers for dealing with the economic situation arising out of COVID-19 pandemic, Ministry of Finance made a Press release on 13-May-20 reducing all withholding tax rates by 25% effective 14-May-20 till 31-Mar-21 except for the sections 192, 192A194B, 194BB, 194E, 194LB, 194LC, 194LD, 194N,195, 196B, 196C and 196D of Indian Income tax act.

Relaxations given by Goods & Services Tax (GST):

•	As per existing provisions (Rule 36(4)), Input tax credit claimed in GSTR-3B every month cannot exceed 110% up to December 2020 and then 105% from January 2021 of eligible credit appearing in GSTR-2A, . The condition of availment of ITC in GSTR-3B to the extent of 110% of the total eligible ITC appearing in GSTR-2A has been deferred for February 2020 to August 2020 and to the extent of 105% for April 2021 to May 2021 and the same shall not be required to be fulfilled monthly but on a cumulative basis.
•	Where an e-way bill has been generated and its period of validity expires between 20-Mar-20 to 29-June-20, the validity period was extended to 30-June-20.
•	As regards filing of GST returns, late fee for late filing of GSTR-1 is waived off for the below said months.

Month	Waived off
March 2020 to May 2020	30 June 2020

•	In respect of GSTR 3B, the following relief is available:
o	Due date of filing GSTR-3B for May 2020 extended from 20-June-20 to 27-June-20

o	For GSTR-3B of Feb 2021 to April 2020 and March 2021 to May 2021, following are the relief measures:

Month of the return	Due date	Date of payment & filing	Interest for late payment	Fee for late filing of return
Feb 2020	20-Mar-20	Up to 4-Apr-20	NIL	NIL
		From 5-Apr-20 to 24-Jun-20	9% (reduced int rate applicable from 5-Apr-20)	NIL
		After 24-Jun-20	18% (Interest from 21-Mar-20)	₹20 or ₹50 per day till the return filing date
Mar 2020	20-Apr-20	Up to 5-May-20	NIL	NIL
		From 6-May-20 to 24-Jun-20	9% (reduced int rate applicable from 6-May-20)	NIL
		After 24-Jun-20	18% (Interest from 21-Apr-20)	₹20 or ₹50 per day till the return filing date
Apr 2020	20-May-20	Up to 4-Jun-20	NIL	NIL
		From 5-Jun-20 to 24-Jun-20	9% (reduced int rate applicable from 5-Jun-20)	NIL
		After 24-Jun-20	18% (Interest from 21-May-20)	₹20 or ₹50 per day till the return filing date
Mar 2021	20-Apr-21	Up to 05-May-21	9%	NIL
		After 05-May-21	18% (Interest from 05-May-21)	NIL

•	Due dates for issue of notice, intimation, notification, approval order, sanction order, filing of appeal, furnishing of return, statements, applications, reports, any other documents and time limit for completion of proceedings by the authority where the time limit is expiring between 20-Mar-20 to 29-November-20 shall be extended to 30-November-20 and between 15-April-21 to 29-June-21 shall be extended to 30-June-21.
•	In addition to the above specific measures, a blanket extension for all due dates falling in between 20-Mar-20 to 29-November-20 has been granted till 30 November -20 and between 15-April-21 to 29-June-21 shall be extended to 30-June-21for GST provisions as well.
•	GST Annual return: GSTR 9 is an annual return to be filed annually by taxpayers registered under GST. It consists of details regarding the outward and inward supplies made/received during the relevant previous year under different tax heads viz., CGST, SGST & IGST and HSN codes. It is a consolidation of all the monthly/quarterly returns (GSTR-1, GSTR-2A, GSTR-3B) filed in that year. Due date of filing this annual return for FY 2018-19 has been extended from 31-Mar-20 to 31-December-20 and for FY 2019-20 has been extended from 31-December-20 to 31-March-21.
•	Ease of filing GST Returns: Nil GSTR 3B returns can be filed just by sending out an SMS from the registered mobile number and verified using a One-time password (OTP). Other GST returns can be now filed with E-Verification code as well, in addition by way of Digital Signature Certificate.
•	Authentication of Aadhaar number for registration GSTN is applicable w .e. f 21-August 20, to provide that where a person, fails to undergo authentication of Aadhaar number or does not opt for authentication of Aadhaar number, the registration shall be granted only after physical verification of the place of business in the presence of the said person.
•	Requirement of Dynamic QR code in B2C Invoices is applicable from 01- October -2021.

Reserve Bank of India:

•	Repo Rate under LAF reduced by 40 bps to 4.0 per cent from 4.40 per cent

•	Reverse repo rate under the LAF stands reduced to 3.35 per cent from 3.75 per cent.

•	Cash Reserve Ratio increased by 50 bps to 3.5 % to infuse liquidity in the system and Reduced daily CRR maintenance to 80% till June 2020.
•	Marginal standing facility (MSF) rate and the Bank Rate stand reduced to 4.25 per cent from 4.65 per cent.

•	Moratorium on Term Loans - All commercial banks and NBFCs are being permitted to allow a moratorium of Six months on payment of instalments in respect of all term loans outstanding as on March 1, 2020.
•	Deferment of Interest on Working Capital Facilities- lending institutions are being permitted to allow a deferment of Six months on payment of interest in respect of all such facilities outstanding as on March 1, 2020.
•	Easing of Working Capital Financing - In respect of working capital facilities lending institutions may recalculate drawing power by reducing margins and/or by reassessing the working capital cycle for the borrowers.
•	Export Credit - Maximum permissible period of pre-shipment and post-shipment export credit sanctioned by banks from the existing one year to 15 months, for disbursements made up to July 31, 2020.

•	Extension of Time for Payment for Imports - RBI extends the time period for completion of remittances against normal imports into India (except in cases where amounts are withheld towards guarantee of performance) from six months to twelve months from the date of shipment for such imports made on or before July 31, 2020.

•	Permitting Banks to Deal in Offshore Non-Deliverable Rupee Derivative Markets (Offshore NDF Rupee Market)
•	Increase in the investment limit for foreign portfolio investors (FPIs) in corporate bonds to 15%

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

The Company has filed the financial statements and other documents with Ministry of Corporate Affairs, Government of India (“MCA”) for the financial year 2019-20 in Extensible Business Reporting Language (XBRL) mode by using XBRL taxonomy.

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

Under the Indian Companies Act, the articles of association may be altered by a special resolution of the shareholders

Provisions on Changes in Capital

Our authorized capital can be altered by an ordinary resolution of the shareholders in a General Meeting. The additional issue of shares is subject to the pre-emptive rights of the shareholders. In aEddition, a Company may increase its share capital, consolidate its share capital into shares of larger face value than its existing shares or sub-divide its shares by reducing their par value, subject to an ordinary resolution of the shareholders in a General Meeting.

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

Foreign Direct Investment

Foreign Direct Investment (FDI) in India is governed by the FDI Policy announced by the Government of India and the provisions of the Foreign Exchange Management Act (FEMA), 1999. Reserve Bank has issued Notification No. FEMA 20 /2000-RB dated May 3, 2000 which contains the Regulations in this regard. This Notification has been amended from time to time. The various amendments are compiled every year in Master Circulars. In terms of Master Circular issued on July 1, 2009, FDI is freely permitted in almost all sectors. Under the FDI Scheme, investments can be made by non-residents in the shares / convertible debentures / preference shares of an Indian Company, through two routes; the Automatic Route and the Government Route. Under the Automatic Route, the foreign investor or the Indian Company does not require any approval from the Reserve Bank or Government of India (RBI) for the investment. Under the Government Route, prior approval of the Government of India, Ministry of Finance and Foreign Investment Promotion Board (FIPB) / Department of Industrial Policy and Promotion (DIPP) is required. The details of FDI are contained in the policy and procedures in respect of FDI in India are available in "the Manual on Investing in India - Foreign Direct Investment, Policy & Procedures".

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

Ministry of Finance has made the prior approval of the Government mandatory for receiving foreign investments (including the subsequent transfer of ownership), from countries that share land border with India on or after April 22, 2020. This requirement also applies in cases where the beneficial owner of such foreign investment (both at the time of investment and any change thereafter due to transfer of ownership) is situated in or is a resident of a country sharing land border with India.

Subsequent Transfers

Restrictions for subsequent transfers of shares of Indian companies between residents and non-residents were relaxed significantly as of October 2004. As a result, for a transfer between a resident and a non-resident of securities of an Indian Company in the Telecom sector, such as ours, no prior approval of either the RBI or the Government of India is required, as long as the terms and conditions set out in A.P. (DIR Series) Circular No. 16 of October 4, 2004 is complied with. These conditions / procedures include compliance with pricing guidelines, Consent letters from the Transaction Parties, applicability of regulatory requirements such as FDI and the Takeover Code, filing Form FC TRS with Authorized Dealers (authorized bankers) with relevant enclosures and so on.

Price of shares issued to persons resident outside India under the FDI Policy dated October 15, 2020, shall not be less than the fair valuation of shares done by a SEBI registered Merchant Banker or a Chartered Accountant as per any internationally accepted pricing methodology on arm’s length basis, where the shares of the Company are not listed on any recognised stock exchange in India; The price as applicable to transfer of shares from resident to non-resident as per the pricing guidelines laid down by the Reserve Bank from time to time, where the issue of shares is on preferential allotment. However, where non-residents (including NRIs) are making investments in an Indian Company in compliance with the provisions of the Companies Act, as applicable, by way of subscription to its Memorandum of Association, such investments may be made at face value subject to their eligibility to invest under the FDI scheme.

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

Reduction of limit for Overseas Direct Investment

In terms of the extant provisions under the Foreign Exchange Management Act, 1999 (FEMA, 1999) on overseas direct investments, the total overseas direct investment (ODI) of an Indian Party can make outside investment through automatic route subject to the total financial commitment of Indian Party in overseas Joint Venture/ Wholly Owned Subsidiary shall not exceed 400% of its net worth as per the last audited Balance Sheet.

However, any financial commitment exceeding $1 billion or its equivalent in a financial year, or certain types of acquisition structures requires prior approval of the RBI under the approval route, even when the total financial commitment of the Indian Company is within 400% of the net worth of the acquiring Company as per the last audited balance sheet.

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

Ownership Restrictions

The Securities and Exchange Board of India and Reserve Bank of India regulate Portfolio Investments in Indian Companies by Foreign Institutional Investors and Non-Resident Indians, both of which we refer to as foreign portfolio investors. The Reserve Bank of India issued a circular in August 1998 stating that foreign institutional investors in aggregate may hold no more than 30% of the equity shares of an Indian Company and non-resident Indians and overseas corporate bodies in aggregate may hold no more than 10% of the shares of an Indian Company through portfolio investments. Under current Indian Law, the aggregate of the investment by the Foreign Institutional Investors cannot be more than 24% of the equity share capital of an Indian Company, and the aggregate of the investment by the Non-Resident Indians cannot be more than 10% of the equity share capital of an Indian Company through Portfolio Investments. The 24% and 10% limit referred above may be increased to 49% and 24% respectively on passing of a Special Resolution by the Shareholders to that effect. Moreover, no single Foreign Institutional Investor may hold more than 10% of the shares of an Indian Company and no single Non-Resident Indian may hold more than 5% of the shares of an Indian Company.

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

Residential status of individuals:

A person is said to be resident in India during any fiscal year if he or she stays in India in that year:

•	For a period of at least 182 days or

•	For a period of at least 60 days and, within the four preceding years has been in India for a period or periods amounting to at least 365 days.

However, in case a:

•	citizen of India who leaves India in a previous year for the purposes of employment outside of India

•	citizen of India or a person of Indian origin living abroad who visits India then, the second condition as mentioned above will be applicable only if the person stays in India for a minimum of 182 days.

Finance Act 2020 has amended the provisions of residential status as below:

•	In case of Indian citizens or a person of Indian origin living abroad visiting India having total income, other than income from foreign source, exceeding ₹ 15 lakhs, the period of stay would be considered at 120 days as against 182 days as provided above. Further such person would be treated as Not Ordinarily Resident (NOR) if his stay in India is less than 182 days.

•	Moreover, such person would be deemed to be a Resident of India if his total income (not including foreign sourced income) exceeds ₹ 15 lakhs during the previous year and if he/she is not liable to income tax in any other country or territory by reason of his domicile or residence or any other criteria of similar nature. Such person who is deemed to be resident of India would be treated as NOR.

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

Taxation of Distributions:

Up to fiscal year 2020, dividend income was exempt in the hands of shareholders since corporates, while disbursing dividends, paid dividend distribution tax (DDT) thereon. Finance Act 2017 provided that, dividend income in excess of ₹1 million per annum is taxable at the rate of 10% (plus applicable surcharge and education cess) for non-corporate resident investors.

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

As per the Finance Act 2019 stamp duty shall be chargeable on transfer of shares in Dematerialized Form. Rate in such case shall be 0.015% of total market value of shares in case transfer is made on delivery basis and 0.003% in case transfer is made on non-delivery basis. If the issue of securities other than through stock exchange and depository the Rate of Stamp Duty will be 0.005 % of the market value. This provision would be applicable from July 1, 2020.

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

We do not believe that we satisfy either of the tests for passive foreign investment Company status for the taxable year ended March 31, 2020. However, because this determination is made on an annual basis and depends on a variety of factors (including the value of our ADSs), no assurance can be given that we were not considered a passive foreign investment Company in a prior taxable year, or that we will not be considered a passive foreign investment Company for the current taxable year and/or future taxable years. If we were to be a passive foreign investment Company for any taxable year, U.S. holders would be required to either:

•	pay an interest charge together with tax calculated at ordinary income rates on “excess distributions,” as the term is defined in relevant provisions of U.S. tax laws, and on any gain on a sale or other disposition of ADSs or equity shares;

•	if an election is made for us to be a “qualified electing fund” (as the term is defined in relevant provisions of the U.S. tax laws), include in their taxable income their pro rata shares of undistributed amounts of our income; or

•	if the equity shares are “marketable” and a mark-to-market election is made, mark-to-market the equity shares each taxable year and recognize ordinary gain and, to the extent of prior ordinary gain, ordinary loss for the increase or decrease in market value for such taxable year.

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

Direct and Indirect Payments by the Depositary to Sify

Pursuant to the Deposit Agreement with Citibank N.A, we have not received any payments from Citibank during the fiscal year ended March 31, 2021 in connection with our ADS Program

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15. Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 20-F, our management, with the participation of our CEO, Chairman and Managing Director and CFO, has carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on March 31, 2021. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our CEO, Chairman and Managing Director and CFO, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.

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

2)	Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2021. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in Internal Control — Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2021.

3)	Our independent registered public accounting firm, ASA & Associates LLP, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2021.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Sify Technologies Limited

Opinion on Internal Control over Financial Reporting

We have audited Sify Technologies Limited’s (“the Company”) internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company and subsidiaries as of March 31, 2021 and March 31, 2020 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three year period ended March 31, 2021 and the related notes (collectively referred to as the ‘financial statements’) and our report dated July 28, 2021 expressed an unqualified opinion on those financial statements.

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

July 28, 2021

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

Type of Service	Fiscal year ended
	march 31, 2021	march 31, 2020
(a) Audit Fees	₹ 7.10 million	₹ 6.30 million
(b) Audit Related Fees	₹ 1.00 million	₹ 0.78 million
(c) Tax Fees	-	-
(d) All Other Fees	-	-

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

See Item No 18

Item 18. Financial Statements

Consolidated Statements and other Financial Information

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Sify Technologies Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Sify Technologies Limited and its subsidiaries (‘the Company’) as of March 31, 2021 and 2020 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three year period ended March 31, 2021 and the related notes (collectively referred to as the ‘financial statements’).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sify Technologies Limited and its subsidiaries as of March 31, 2021 and 2020 and the results of their operations and their cash flows for each of the years in the three year period ended March 31, 2021, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (‘PCAOB’), Sify Technologies Limited’s internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 28, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Trade Receivables:

Critical Audit Matter Description

The collectability of the Company’s aged Trade Receivables and the valuation of allowance for impairment of Trade Receivables is a Critical Audit Matter due to the judgement involved in assessing the recoverability. The Trade Receivable as at March 31, 2021 is ₹ 8,547,254 thousands and Allowance for doubtful receivable charged in the Statement of Income for the year ended March 31, 2021 is Rs 755,495 thousands (including bad debts written off Rs 599,629 thousands ).

How the Critical Audit Matter Was Addressed in the Audit

•	We evaluated and tested the Company’s processes for trade receivables, including the credit control, collection and provisioning processes.
•	We evaluated the management view point and estimates used to determine the Allowance for bad and doubtful debts.
•	We have reviewed the ageing, tested the validity of the receivables, tested that aged trade receivables were subsequently collected, the past payment and credit history of the customer, disputes (if any) with customers and based on discussion with the Company management (information and explanation provided by them) and evidences collected, we understood and evaluated the reason for delay in realisation of the receivable and possibility of realisation of the aged receivable.
•	Where there were indicators that trade receivables were unlikely to be collected, we assessed the adequacy of allowance for impairment of trade receivables.
•	We tested the sufficiency of the Allowance for bad and doubtful debts charged in the Statement of Income for the year ended March 31, 2021.

ASA & Associates LLP

Independent Registered Public Accounting Firm

We have served as the Company’s auditor since year ended March 31, 2011.

Chennai, India
July 28, 2021

Sify Technologies Limited

Consolidated Statement of Financial Position

(In thousands of Rupees, except share data and as otherwise stated)

		As of March 31,		As of March 31,
				2021
				Convenience
				translation into
		2021	2020	US$ thousands
	Note	₹	₹	Note 2(c)

Assets
Property, plant and equipment	5	12,496,784	11,801,530	170,013
Right of Use Assets	7	4,539,602	3,864,543	61,759
Intangible assets	6	694,586	679,692	9,450
Other assets	10	846,508	917,216	11,516
Deferred contract costs		29,887	38,237	407
Other investments	15	212,238	211,972	2,887
Deferred tax assets	11	636,472	99,346	8,659
Total non-current assets		19,456,077	17,612,536	264,691

Inventories	12	1,414,738	1,302,056	19,247
Trade and other receivables, net	13	9,722,230	12,071,983	132,267
Contract assets	9	7,516	16,113	102
Deferred contract costs		46,087	63,774	627
Prepayments for current assets	14	515,890	537,844	7,018
Restricted cash	8	400,971	332,605	5,455
Cash and cash equivalents	8	5,101,083	2,318,480	69,398
Total current assets		17,208,515	16,642,855	234,114
Total assets		36,664,592	34,255,391	498,805

Equity	16
Share capital		1,835,195	1,805,047	24,967
Share premium		19,628,129	19,358,022	267,032
Share based payment reserve		336,340	351,054	4,576
Other components of equity		90,381	93,617	1,230
Accumulated deficit		(8,724,570)	(10,256,432)	(118,694)
Total equity attributable to equity holders of the Company		13,165,475	11,351,308	179,111

Liabilities
Borrowings	19	3,642,588	3,741,106	49,556
Lease liabilities	7	1,772,623	1,470,099	24,115
Employee benefits	17	192,404	177,399	2,618
Contract liabilities	9	929,590	981,767	12,647
Other liabilities	18	40,002	33,420	544
Total non-current liabilities		6,577,207	6,403,791	89,480

Borrowings	19	5,766,641	4,361,631	78,453
Lease Liabilities	7	430,026	356,110	5,850
Bank overdraft	8	123,666	1,235,794	1,682
Trade and other payable	20	9,223,953	9,073,859	125,489
Contract liabilities	9	1,377,624	1,472,898	18,740
Total current liabilities		16,921,910	16,500,292	230,214

Total liabilities		23,499,117	22,904,083	319,694
Total equity and liabilities		36,664,592	34,255,391	498,805

The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited

Consolidated Statement of Income

(In thousands of Rupees, except share data and as otherwise stated)

		Year ended March 31,			Year ended March 31,
					2021
					Convenience
					translation into
	Note	2021	2020	2019	US$ thousands
		₹	₹	₹	Note2(c)
Revenue
- Rendering of services		22,035,746	21,125,781	19,640,146	299,787
- Sale of products		2,283,796	1,826,286	1,906,739	31,070
Total	22	24,319,542	22,952,067	21,546,885	330,857
Cost of goods sold and services rendered
- Rendering of services		(12,269,997)	(12,488,814)	(11,911,352)	(166,928)
- Sale of products		(2,432,537)	(1,876,013)	(1,690,872)	(33,094)
Total		(14,702,534)	(14,364,827)	(13,602,224)	(200,022)
Other income
- Profit on sale of property, plant and equipment (Net)		1,352	-	-	18
- Other income		154,641	97,155	271,217	2,104
		155,993	97,155	217,216	2,122

Selling, general and administrative expenses	25	(4,546,756)	(4,513,646)	(4,874,620)	(61,857)
Depreciation and amortization	5,6 & 7	(2,835,632)	(2,290,777)	(1,533,912)	(38,578)
Profit from operating activities		2,390,613	1,879,972	1,753,345	32,522

Finance income	28	172,319	193,877	46,314	2,344
Finance expenses	28	(962,656)	(1,054,133)	(728,344)	(13,097)
Net finance income / (expense)		(790,337)	(860,256)	(682,030)	(10,753)

Profit before tax		1,600,276	1019,716	1,071,315	21,769
Income tax (expense) / benefit	11	(68,414)	(314,339)	(2,612)	(931)
Profit for the year		1,531,862	705,377	1,068,703	20,838
Attributable to:
Equity holders of the Company		1,531,862	705,377	1,068,703	20,838
Non-controlling interest		-	-	-	-
		1,531,862	705,377	1,068,703	20,838
Earnings per share	29
Basic earnings per share		8.53	3.94	6.92	0.12
Diluted earnings per share		8.45	3.90	6.86	0.11

The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited

Consolidated Statement of Comprehensive Income

(In thousands of Rupees, except share data and as otherwise stated)

	Year ended March 31,
				2021
				Convenience
				translation
				into US$
	2021	2020	2019	thousands
	₹	₹	₹	Note 2(c)
Profit for the year	1,531,862	705,377	1,068,703	20,840
Other comprehensive income

Items that will not be reclassified to profit or loss
Remeasurements of the net defined benefit liability/asset	5,179	10,816	2,671	70
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(8,415)	28,188	18,307	(114)
Total other comprehensive income, net of taxes	(3,236)	39,004	20,978	(44)
Total comprehensive income	1,528,626	744,381	1,089,681	20,796
Total comprehensive income attributable to:
Equity holders of the Company	1,528,626	744,381	1,089,681	20,796
Non-controlling interest
	1,528,626	744,381	1,089,681	20,796

Sify Technologies Limited

Consolidated Statement of Changes in Equity

(In thousands of Rupees, except share data and as otherwise stated)

For year ended March 31, 2021

			Share		Retained
			based	Other	earnings /		Non-
	Share	Share	payment	components	(accumulated		controlling	Total
Particulars	capital	premium	reserve	of equity	deficit)	Total	interest	equity
Balance on April 1, 2020	1,805,047	19,358,022	351,054	93,617	(10,256,432)	11,351,308	-	11,351,308

Total comprehensive income for the year	-	-	-	(3,236)	1,531,862	1,528,626	-	1,528,626

Transactions with owners, recorded directly in equity

Shares issued on exercise of ESOP	30,148	215,342				245,490		245,490
Call money received						-		-
Transaction costs related to equity						-		-
Transferred from share based payment reserve on exercise of ESOP		54,765	(54,765)			-		-
ESOP Expenses			40,051			40,051		40,051
Balance on March 31, 2021	1,835,195	19,628,129	336,340	90,381	(8,724,570)	13,165,475	-	13,165,475

Sify Technologies Limited

Consolidated Statement of Changes in Equity

(In thousands of Rupees, except share data and as otherwise stated)

For year ended March 31, 2020

			Share		Retained
			based	Other	earnings /		Non-
	Share	Share	payment	components	(accumulated		controlling
Particulars	capital	premium	reserve	of equity	deficit)	Total	interest	Total equity
Balance on April 1, 2019	1,804,258	19,352,084	306,080	54,613	(10,738,207)	10,778,828	-	10,778,828

Total comprehensive income for the year	-	-	-	39,004	705,377	744,381	-	744,381

Transactions with owners, recorded directly in equity

Shares issued on exercise of ESOP	789	4,540				5,329		5,329
Call money received						-		-
Dividends paid (incl dividend distribution tax)					(223,602)	(223,602)		(223,602)
Transaction costs related to equity						-		-
Transferred from share based payment reserve on exercise of ESOP		1,398	(1,398)			-		-
ESOP Expenses			46,372			46,372		46,372
Balance on March 31, 2020	1,805,047	19,358,022	351,054	93,617	(10,256,432)	11,351,308	-	11,351,308

For year ended March 31, 2019

			Share		Retained
			based	Other	earnings /		Non-
	Share	Share	payment	components	(accumulated		controlling
Particulars	capital	premium	reserve	of equity	deficit)	Total	interest	Total equity
Balance on April 1, 2018	1,518,413	18,694,030	309,695	33,635	(11,550,820)	9,004,953	-	9,004,953

Change in accounting policy on adoption of IFRS 15	-	-	-	-	(38,215)	(38,215)		(38,215)
Total comprehensive income for the year	-	-	-	20,978	1,068,703	1,089,681	-	1,089,681

Transactions with owners, recorded directly in equity
Call money received	281,250	618,750	-	-	-	900,000	-	900,000
Shares issued on exercise of ESOP	4,595	30,854	-	-	-	35,449	-	35,449
Dividends paid (incl dividend distribution tax)	-	-	-	-	(217,875)	(217,875)	-	(217,875)
Transferred from share based payment reserve	-	8,450	(8,450)	-	-	-	-	-
Share-based payment transactions	-	-	4,835	-	-	4,835	-	4,835
Balance on March 31, 2019	1,804,258	19,352,084	306,080	54,613	(10,738,207)	10,778,828	-	10,778,828

Sify Technologies Limited

Consolidated Statements of Cash Flows

For the fiscal years ended March 31,

(In thousands of Rupees, except share data and as otherwise stated)

	Year ended March 31,
				2021
				Convenience
				translation
				into US$
				thousands
	2021	2020	2019	(Unaudited)
	₹	₹	₹	Note 2(c)

Profit for the year	1,531,862	705,377	1,068,703	20,840
Adjustments for:
Depreciation and amortization	2,835,632	2,290,777	1,533,912	38,578
(Gain) / loss on sale of property, plant and equipment	(1,352)	10,158	(7,218)	(18)
Deposits/Advances no longer payable written back		43,957		-
Provision for doubtful receivables/ advances	755,495	479,747	536,290	10,278
Stock compensation expense	40,051	46,372	4,835	545
Net finance (income) / expense	790,337	860,256	682,030	10,752
Unrealized (gain)/ loss on account of exchange differences	7,536	8,342	64,100	103
Amortization of leasehold prepayments	-	-	22,096	-
Tax expense	68,414	314,339	2,612	931
Cash flow from operating activities before working capital changes	6,027,975	4,759,325	3,907,360	82,009

Change in trade and other receivables	1,075,194	(289,830)	(2,182,564)	14,628
Change in inventories	(112,682)	413,258	(1,069,467)	(1,533)
Change in Contract Assets	8,598	17,521	23,916	117
Change in Contract Costs	26,037	11,020	(4,312)	354
Change in Contract Liabilities	(166,029)	140,378	261,094	(2,259)
Change in other assets	(33,812)	(561,037)	(158,442)	(460)
Change in trade and other payables	226,621	235,332	1,204,143	3,083
Change in employee benefits	21,921	17,888	26,874	298
Change in deferred income	-	-	-	-
Cash generated from operations	7,073,823	4,743,855	2,008,602	96,237
Income taxes (paid)/ refund received	(107,115)	298,963	(567,222)	(1,457)
Net cash from / (used in) operating activities	6,966,708	5,042,818	1,441,380	94,780

Sify Technologies Limited

Consolidated Statements of Cash Flows

For the fiscal years ended March 31,

(In thousands of Rupees, except share and per share data and as otherwise stated)

	Year ended March 31,
				2021
				Convenience
				translation into
				US$ thousands
	2021	2020	2019	(Unaudited)
	₹	₹	₹	Note 2(c)

Cash flows from / (used in) investing activities
Acquisition of property, plant and equipment	(2,655,319)	(4,062,088)	(3,795,426)	(36,124)
Expenditure on intangible assets	(307,306)	(340,898)	(173,422)	(4,181)
Proceeds from sale of property, plant and equipment	1352	11,242	7,318	18
Investments in corporate debt securities	(5,513)	-	(38,300)	(75)
Finance income received	141,584	164,012	26,148	1,926
Amount paid for acquisition of right of use assets	(793,410)	(98,587)	-	(10,794)
Net cash from / (used in) investing activities	(3,618,612)	(4,326,319)	(3,973,682)	(49,230)

Cash flows from / (used in) financing activities
Proceeds from issue of share capital (including share premium)	-	-	935,448	-
Proceeds from issue of shares on exercise of options (including share premium)	245,400	5,334	-	3,339
Proceeds from / (repayment) of borrowings (net)	1,565,118	1,488,903	3,133,845	21,293
Repayment of lease liabilities	(226,155)	(219,529)	-	(3,077)
Finance expenses paid	(965,990)	(1,047,185)	(707,937)	(13,142)
Proceeds from / (repayment of) finance lease liabilities	-	-	(89,086)	-
Payment of dividend and dividend distribution tax	-	(223,602)	(217,880)	-
Net cash from / (used in) financing activities	618,373	3,921	3,054,390	8,143

Net increase / (decrease) in cash and cash equivalents	3,966,469	720,420	522,088	53,962
Cash and cash equivalents on April 1	1,415,291	694,771	166,584	19,254
Effect of exchange fluctuations on cash held	(3,372)	100	6,100	(46)
Cash and cash equivalents on March 31	5,378,388	1,415,291	694,772	73,170

Refer note 3 (c) and note 8 for the composition of cash and cash equivalents.

Disclosure relating to changes in liabilities arising from financing activities – Refer note below

The accompanying notes form an integral part of these consolidated financial statements

Note: Reconciliation of liabilities from financing activities

						Non-cash movement
				Movement
	As on			in Short	Net Cash		Foreign
	April 01,			term	flow	IFRS 16	exchange	Fair value	As on March
Particulars	2020	Proceeds	Repayment	Borrowings	movement	adjustments	movement	changes	31, 2021
Borrowings	8,102,736	2,739,038	(2,477,905)	1,048,901	9,412,770	-	(11,700)	8,159	9,409,229
Lease Liability	1,826,211	639,198	(221,167)	-	2,244,242	-	(1,593)	(40,000)	2,202,649
Total	9,928,947	3,378,236	(2,699,072)	1,048,901	11,657,012	-	(13,293)	(31,841)	11,611,878

						Non-cash movement
	As on			Movement in	Net Cash		Foreign
	April 01,			Short term	flow	IFRS 16	exchange	Fair value	As on March
Particulars	2019	Proceeds	Repayment	Borrowings	movement	adjustments	movement	changes	31, 2020
Borrowings	66,58,311	28,32,133	(23,36,301)	9,93,101	14,88,933	(77,750)	42,587	(9,345)	81,02,736
Lease Liability	96,879	-	(2,19,529)	-	(2,19,529)	19,48,861	-	-	18,26,211
Total	67,55,190	28,32,133	(25,55,830)	9,93,101	12,69,404	18,71,111	42,587	(9,345)	99,28,947

SIFY TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Rupees, except share data and as stated otherwise)

1.	Reporting entity

Sify Technologies Limited (‘Sify’ or ‘the Company’) is a Company domiciled in India. The address of the Company’s registered office is 2nd Floor, Tidel Park, 4, Rajiv Gandhi Salai, Taramani, Chennai – 600113, India. The Company and its subsidiaries Sify Technologies (Singapore) Pte. Limited, Sify Technologies North America Corporation, Sify Data and Managed Services Limited, Sify Infinit Spaces Limited, Sify Digital Services Limited and Print House (India) Private Limited (are together referred to as the ‘Group’ and individually as ‘Group entities’). The Group offers converged ICT solutions comprising Network-centric services, Data Center-centric IT services which includes Data Center services, Cloud and Managed services, Applications Integration services and Technology Integration services. During the year under review, the Company has transferred its Data Center business to its wholly owned subsidiary Sify Infinit Spaces Limited and IT services business (Cloud and Managed services, Applications Integration services and Technology Integration services) to its wholly owned subsidiary Sify Digital Services Limited respectively effective from April 01, 2020 vide Business Transfer Agreement dated January 28, 2021. The Company was incorporated on December 12, 1995 and its ADRs are listed on the NASDAQ Capital Market. The financial statements are for the Group consisting of Sify Technologies Limited (the 'Company') and its subsidiaries.

2.	Basis of preparation

a.	Statement of compliance

The accompanying Consolidated Financial Statements of the Group have been prepared in accordance with the International Financial Reporting Standards (IFRS) and its interpretations as issued by the International Accounting Standards Board (IASB).

These Consolidated Financial Statements have been approved for issue by the Board of Directors on July 28 2021

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

Items included in the financial statements of each Group entity are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Indian rupee is the functional currency of Sify, its domestic subsidiaries. The U.S. dollar is the functional currency of Sify’s foreign subsidiaries i.e. Sify Technologies North America Corporation and Sify Technologies (Singapore) Pte. Ltd. located in Singapore and in North America, Unites states of America.

The Consolidated Financial Statements are presented in Indian Rupees which is the Group’s presentation currency. All financial information presented in Indian Rupees has been rounded up to the nearest thousand except where otherwise indicated.

Convenience translation (unaudited): Solely for the convenience of the reader, the financial statements as of and for the year ended March 31, 2021 have been translated into United States dollars (neither the presentation currency nor the functional currency of the Group) based on the reference rate in the City of Mumbai on March 31, 2021, for cable transfers in Indian rupees as published by the Reserve Bank of India which was ₹ 73.5047 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollar at such a rate or at any other rate on March 31, 2021 or at any other date.

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

Application of accounting policies that require critical accounting estimates, judgments and assumptions having the most significant effect on the amounts recognized in the financial statements are:

•	Useful lives of property, plant and equipment (Note 3 e and Note 5)
•	Useful lives of intangible assets (Note 3 g and Note 6)

•	Estimate of Lease term and measurement of Right of Use Assets and Lease Liabilities (Note 3 h, 7, 9)
•	Identification of performance obligation and timing of satisfaction of performance obligation, measurement of transaction price on revenue recognition (Note 3 o)
•	Measurement of the recoverable amounts of cash-generating units containing goodwill (Note 3 k and Note 6)
•	Utilization of tax losses and computation of deferred taxes (Note 3 r, 11)
•	Measurement of defined employee benefit obligations (Note 17)
•	Measurement of share-based payments (Note 3 m, 27)
•	Valuation of financial instruments (Note 3 c, 4, 34 and 35)
•	Provisions and contingencies (Note 3 n and 31)
•	Expected Credit losses on Financial Assets (Note 3 c, 13)
•	Impairment testing [Note c 11 ]

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

The Company has assessed the external environment, short term and long term liquidity position, Company's mitigative actions regarding material uncertainties related to global health pandemic of COVID-19 and on that basis of assessment the Company expects these uncertainties do not cast significant doubt upon the ability of the Company to continue as going concern.

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

Subsidiaries are entities controlled by the Company. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Thus, the Company controls an investee if and only if the Company has all the following :

(a) power over the investee;

(b) exposure, or rights, to variable returns from its involvement with the investee; and

(c) the ability to use its power over the investee to affect the amount of the Company’s returns.

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

Equity instruments held for trading are classified as at fair value through profit or loss (FVTPL). For other equity instruments the Group classifies the same as at FVTOCI or FVTPL. The classification is made on initial recognition and is irrevocable. Fair value changes on equity investments at FVTOCI, excluding dividends, are recognized in other comprehensive income (OCI).

Financial assets at fair value through profit or loss (FVTPL):

Financial assets are measured at fair value through profit or loss if it does not meet the criteria for classification as measured at amortised cost or at fair value through other comprehensive income. All fair value changes are recognized in the Statement of Income.

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

Property, Plant and Equipment is stated at cost less accumulated depreciation and where applicable accumulated impairment losses. Cost of an item of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchases taxes, after deducting trade discounts and rebatesand includes expenditure directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials, direct labour and any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of Property, Plant and Equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Amount paid as advances towards the acquisition of property, plant and equipment is disclosed separately under other non-current assets as capital advances and the cost of assets not put to use as on balance sheet date are disclosed under ‘Capital work-in-progress’.

Gains and losses on disposal of an item of Property, Plant and Equipment are determined by comparing the proceeds from disposal with the carrying amount of Property, Plant and Equipment and are recognized net within “other income / other expenses” in the Statement of Income.

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

(ii) Depreciation

Depreciation is recognized in the Statement of Income on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment considering residual value to be zero. Depreciation on contract-specific assets are charged co-terminus over the contract period. Management’s estimated useful lives for the year ended March 31, 2021 and March 31, 2020 were as follows:

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

Business combinations between entities under common control is outside the scope of IFRS 3 (Revised), Business Combinations and is accounted for at carrying value of assets acquired and liabilities assumed.

The acquisition of an asset or a group of assets that does not constitute a ‘business’ as per IFRS 3 is accounted for by identifying and recognizing the individual identifiable assets acquired and liabilities assumed. The cost of the group is allocated to such individual identifiable assets and liabilities on the basis of their relative fair values on the date of purchase.

Business combinations involving entities or businesses under common control have been accounted for using the pooling of interests method.

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

(ii) Amortization of intangible assets with finite useful lives

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The estimated useful lives for the current and previous year are as follows:

Estimate of useful life in years
Software	1 – 3
Undersea cable capacity	12
Other Intangibles	3 – 5

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

h.	Leases

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

Certain lease arrangements include the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

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

Defined contribution plans are post-employment benefit plans under which an entity pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. The Group makes specified monthly contribution towards Government administered provident fund scheme. The Group also contributes to 401(K) plans on behalf of eligible employees. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense in profit and loss in the periods during which the related services are rendered by employees.

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

The Group has adopted IFRS 15 Revenue from Contracts with Customers with effect from April 1, 2018 by using the cumulative effect transition method and accordingly comparatives have not been retrospectively adjusted. The effect on adoption of IFRS 15 on initial application of ₹ 38,215 has been adjusted in the opening retained earnings.

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

The revenue recognition in respect of the various streams of revenue is described as follows

(i)	Network services

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

Sale of equipment’s are accounted as separate performance obligations if they are distinct and its related revenues are recognised at a point in time when the control is passed on to the customer.

The Group provides NLD (National Long Distance) and ILD (International Long Distance) services through Group’s network. The Group carries voice traffic, both national and international, using the network back-bone and delivers voice traffic to Inter-connect Operators. Revenue is recognised when the services are provided based upon the usage (e.g: metered call units of voice traffic terminated on the Group’s network).

(ii)	Data Center Services:

Revenue from DC services consists co-location of racks and power charges. The contracts are mainly for a fixed rate for a period of time. Revenue from co-location of racks, power charges and cross connect charges are series of distinct services. The performance obligations are satisfied overtime. Service revenue is recognized as the related services are performed. Sale of equipment such as servers, switches, networking equipment, cable infrastructure and racks etc., are accounted as separate performance obligations if they are distinct and its related revenues are recognized at a point in time when the control is passed on to the customer.

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

The Group enters into contracts with customers to serve advertisements in the portal and the Group is paid on the basis of impressions, click-throughs or leads and in each case the revenue is recognized ratably over the period of the contract based upon the usage (i.e., on actual impressions/click throughs / leads delivered.)

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

The Group accounts for goods or services of the package separately if they are distinct. i.e., if a good or service is separately identifiable from other promises in the contract and if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer.

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

Contract Cost

Costs to fulfil customer contracts i.e., the costs relate directly to a contract or to an anticipated contract that the Group can specifically identify or the costs generate/ enhance resources of the group that will be used in satisfying (or in continuing to satisfy) performance obligations in the future or the costs that are expected to be recovered are recognized as asset and amortized over the contract period.

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

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date. Minimum Alternate Tax (MAT) is accounted as current tax when the Group is subjected to such provisions of the Income Tax Act. However, credit of such MAT paid is available when the Group is subjected to tax as per normal provisions in the future. Credit on account of MAT is recognized as a deferred tax asset based on the management’s estimate of its recoverability in the future. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions.

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences:

(i) the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss.

(ii) differences relating to investments in subsidiaries and associates to the extent that it is probable that they will not reverse in the foreseeable future.

(iii) arising due to taxable temporary differences on the initial recognition of goodwill, as the same is not deductible for tax purposes.

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

Deferred taxation on temporary differences arising out of undistributed earnings of the equity method accounted investee is recorded only when it is expected to be distributed in foreseeable future based on the management's intention.

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

v. IFRS 16 – Leases

Effective April 1, 2019, the Group adopted IFRS 16 “Leases” and applied the standard to all lease contracts existing on April 1, 2019 using the modified retrospective method. Consequently, the group recorded the lease liability at the present value of the lease payments discounted at the incremental borrowing rate and the right of use asset at an amount equal to the lease liability adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the balance sheet immediately before the date of Initial application. Comparatives as at and for the year ended March 31, 2019 have not been retrospectively adjusted and therefore will continue to be reported under the accounting policies included as part of our Annual Report for year ended March 31, 2019.

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

The weighted average incremental borrowing rate applied to lease liabilities as of April 1, 2019 is 9.5%

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

The Company recognized depreciation on "Right of Use" assets of ₹468.7 Million and interest from lease liabilities of ₹171.8 Million during the previous period.

Detailed information given in Right of Use Assets Note.

The difference between the lease obligation disclosed as of March 31, 2019 under IAS 17 and the value of the lease liabilities as of April 1, 2019 is primarily on account of practical expedients exercised for low value assets and short term leases, inclusion of extension and termination options reasonably certain to be exercised, in measuring the lease liability in accordance with IFRS 16 and discounting the lease liabilities to the present value under IFRS 16.

v. Recent accounting pronouncements

(i)	New and amended Standards adopted by the Group

Except for the changes mentioned below, the Group has consistently applied the accounting policies to all the periods

IFRS 3 - Business Combination

Additional guidance on identifying business combination and defintion of business have been inserted. These guidances include optional test to identify concentration of fair value, explanation on elements of business requiring assessment whether an acquired process is substantive. When the fair value is concentrated towards a single asset, the acquisition shall be accounted as an asset acquisition. Also, the amendment provides that for an acquisition to be considered as business, the assessment of input and processes would depend on stage of the entity being acquired and hence it is important to assess whether the acquired process is substantive to be qualified as business. In other cases, the acquisition shall be accounted as an asset acquisition.

During the year, the Group has acquired 100% interest in "Print House (India) Private Limited - PHIPL" through Insolvency and Bankruptcy Code (IBC) vide order of National Company Law Tribunal (NCLT). The acquisition was tested with the additional guidance mentioned above and since concentration of fair value was in Land and Buildings, the acquisition has been accounted as "Asset Acquisition" and not "Business Combination".

IFRS 9 - Financial Instruments

Amendments relating to uncertainty arising from interest rate benchmark reform and temporary exceptions from applying hedging requirements are given. These do not apply to the Group.

IFRS 16 - Covid-19 related rent concessions

When there is no substantive change in the terms and conditions of the lease agreement except for concessions on rent payments due to covid-19, such concession shall not be treated as Lease Modification and disclosures required as per IFRS 16 and IAS 8 need not be given. The Group has not treated concessions that were received for leases as lease modification.

(ii)	New and amended Standards issued but not yet effective

Amendments to IAS 16

IASB has issued an amendment to IAS 16 Property, Plant and Equipment – Proceeds before Intended Use (“Amendments to IAS 16”) which amends the standard to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss. The effective date for the adoption of this amendment is the annual periods beginning on or after January 1, 2022, although early adoption is permitted. The Group has evaluated the amendment and there is no impact on its consolidated financial statements.

Amendments to IAS 37

IASB issued Onerous Contracts — Cost of Fulfilling a Contract (“Amendments to IAS 37”) which specifies that the “cost of fulfilling” a contract comprises the “costs that relate directly to the contract”. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labor, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract). The effective date for adoption of this amendment is the annual periods beginning on or after January 1, 2022, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform (Phase 2)

The IASB has finalized its response to the ongoing reform of Inter-Bank Offered Rates (IBOR) and other interest rate benchmarks by issuing a package of amendments to IFRS Standards in August 2020. The amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The amendments in this final phase relate to practical expedient for particular changes in contractual cash flows, relief from specific hedge accounting requirements and certain disclosure requirement. The effective date for adoption of this amendment is the annual periods beginning on or after January 1, 2021, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment

Amendments to IAS 8

IASB issued amendments to IAS 8 Accounting Policies, Changes in Accounting estimates and Errors which introduced a definition of ‘accounting estimates’ and included amendments to IAS 8 to help entities distinguish changes in accounting policies from changes in accounting estimates. The effective date for adoption of this amendment is the annual periods beginning on or after January 1, 2023, although early adoption is permitted. The Group has evaluated the amendment and there is no impact on its consolidated financial statements.

Amendments to IAS 1

International Accounting Standards Board (IASB) has issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements which requires the entities to disclose their material accounting policies rather than their significant accounting policies. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

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

5.       Property, plant and equipment

The following table presents the changes in property, plant and equipment during the year ended March 31, 2021

											Carrying
											amount as of
											March 31,
	Cost					Accumulated depreciation					2021
								Depreciation
	As of April				As of Mar	As of April		for the		As of Mar
Particulars	1, 2020		Additions	Disposals	31, 2021	1, 2020		year	Deletions	31, 2021
Freehold Land	147,176		-	-	147,176	-	-	-	-	-	147,176
Building	4,395,750	-	371,958	-	4,767,708	690,945	-	180,753	-	871,698	3,896,010
Plant and machinery	13,426,602	-	1,742,724	8,270	15,161,056	8,464,635	-	1,134,268	8,157	9,590,746	5,570,310
Computer equipment	1,601,641	-	87,151	3,053	1,685,739	1,351,288		146,051	3,052	1,494,287	191,452
Office equipment	1,054,432	-	240,666	302	1,294,796	553,252		160,144	239	713,157	581,639
Furniture and fittings	2,539,188	-	699,783	770	3,238,201	1,208,707		399,973	783	1,607,897	1,630,304
Vehicles	9,721	-	0	-	9,721	9,675		22	-	9,697	24
Total	23,174,510	-	3,142,282	12,395	26,304,397	12,278,502	-	2,021,211	12,231	14,287,482	12,016,915
Add: Construction in progress		-									479,869
Total	23,174,510	-	3,142,282	12,395	26,304,397	12,278,502	-	2,021,211	12,231	14,287,482	12,496,784

The following table presents the changes in property, plant and equipment during the year ended March 31, 2020

											Carrying
											amount as of
	Cost					Accumulated depreciation					March 31, 2020
		Adjustment					Adjustment
		on					on
		adoption			As of	As of	adoption	Depreciation		As of
	As of April	of IFRS			Mar 31,	April 1,	of IFRS	for the		Mar 31,
Particulars	1, 2019	16	Additions	Disposals	2020	2019	16	year	Deletions	2020
Freehold Land	-	-	147,176	-	147,176	-	-	-	-	-	147,176
Building	2,437,687	291,146	2,249,209	-	4,395,750	723,160	128,759	96,544	-	690,945	3,704,805
Plant and machinery	13,944,419	2,538,826	2,111,324	90,315	13,426,602	9,817,005	2,244,694	961,273	68,950	8,464,634	4,961,967
Computer equipment	1,517,322	-	89,817	5,498	1,601,641	1,185,171		171,555	5,438	1,351,288	250,353
Office equipment	684,295	-	370,171	34	1,054,432	424,921		128,365	34	553,252	501,180
Furniture and fittings	1,388,063	-	1,151,198	73	2,539,188	983,366		225,414	73	1,208,707	1,330,481
Vehicles	9,656	-	65	-	9,721	8,456		1,219	-	9,675	46
Total	19,981,442	2,829,972	6,118,960	95,920	23,174,510	13,142,079	2,373,453	1,584,370	74,495	12,278,501	10,896,008
Add: Construction in progress											905,522
Total	19,981,442	2,829,972	6,118,960	95,920	23,174,510	13,142,079	2,373,453	1,584,370	74,495	12,278,501	11,801,530

The following table presents the changes in property, plant and equipment during the year ended March 31, 2019

	Cost				Accumulated depreciation				Carrying
	As at			As at	As at			As at	amount as
	April 1,			March 31,	April 1,	Depreciation		March 31,	at March
Particulars	2018	Additions	Disposals	2019	2018	for the year	Deletions	2019	31, 2019
Building	2,301,987	135,700	-	2,437,687	639,622	83,538	-	723,160	1,714,527
Plant and machinery	12,293,776	1,723,910	73,267	13,944,419	9,017,370	872,318	72,683	9,817,005	4,127,414
Computer equipment	1,407,816	120,371	10,865	1,517,322	1,006,370	189,606	10,805	1,185,171	332,151
Office equipment	601,793	82,636	134	684,295	346,024	79,031	134	424,921	259,374
Furniture and fittings	1,250,834	146,401	9,172	1,388,063	864,935	127,603	9,172	983,366	404,697
Vehicles	9,656	-	-	9,656	6,056	2,400	-	8,456	1,200
Total	17,865,862	2,209,018	93,438	19,981,442	11,880,377	1,354,496	92,794	13,142,079	6,839,363
Add: Construction in progress									1,796,649
Total	17,865,862	2,209,018	93,438	19,981,442	11,880,377	1,354,496	92,794	13,142,079	8,636,012

Capital Commitments

As of March 31, 2021 and March 31, 2020, the Company had committed to spend approximately ₹ 2,762,605 and ₹ 6,140,770 respectively, under agreements to purchase property, plant and equipment.

Construction in progress

Amounts paid towards acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment that are not ready to be put into use are disclosed under construction-in-progress.

Security

As of March 31, 2021 property, plant and equipment with a carrying amount of ₹ 11,904,836 (March 31, 2019: ₹10,888,446) are subject to a registered charge to secure bank borrowings.

6.	Intangible assets

Intangible assets comprise the following:

	March 31, 2021	March 31, 2020	March 31, 2019
Goodwill	14,595	14,595	14,595
Other intangible assets	679,991	665,097	561,924
	694,586	679,692	576,519

(i) Goodwill

The following table presents the changes in goodwill during the years ended March 31, 2021 and 2020

	March 31, 2021	March 31, 2020
Balance at the beginning of the year	14,595	14,595
Effect of movement in exchange rates	-	-
Impairment loss recognized during the year	-	-
Net carrying amount of goodwill	14,595	14,595

The amount of goodwill as of March 31, 2021 and March 31, 2020 has been allocated to the Applications Integration Services segment.

(ii) Other intangibles

The following table presents the changes in intangible assets during the years ended March 31, 2021, 2020 and 2019.

	Bandwidth
	Capacity	Software	License fees	Total
(A) Cost
Balance as of March 31, 2018	642,391	855,403	73,000	1,570,794
Acquisitions during the year	41,943	131,481	-	173,424
Disposals during the year	-	-	-	-
Balance as of March 31, 2019	684,334	986,884	73,000	1,744,218
Acquisitions during the year	-	283,844	5,000	340,898
Disposals during the year	-	-	-	-
Balance as of March 31, 2020	736,388	1,270,728	78,000	2,085,116
Acquisitions during the year	-	307,506	-	307,506
Disposals during the year	-	-	-	-
Balance as of March 31, 2021	736,388	1,578,234	78,000	2,392,622

(B) Amortization
Balance as of March 31, 2018	304,289	667,582	31,006	1,002,877
Amortization for the year	63,055	113,837	2,525	179,417
Impairment loss on intangibles	-	-	-	-
Balance as of March 31, 2019	367,344	781,419	33,531	1,182,294
Amortization for the year	70,869	163,248	3,608	237,725
Impairment loss on intangibles	-	-	-	-
Balance as of March 31, 2020	438,213	944,667	37,139	1,420,019
Amortization for the year	74,482	214,980	3,150	292,612
Impairment loss on intangibles
Balance as of March 31, 2021	512,695	1,159,647	40,289	1,712,631

(C) Carrying amounts
As of March 31, 2019	316,990	205,465	39,469	561,924
As of March 31, 2020	298,175	326,061	40,861	665,097
As of March 31, 2021	223,693	418,587	37,711	679,991

Intangible assets that were fully impaired / amortised were removed from the block.

Capital commitments

The Company had not committed to spend any amount under agreements to purchase intangible assets during the year ending March 31, 2021 and 2020.

Capitalized borrowing costs

The Company had not capitalized any interest cost during years ended March 31, 2021 and 2020.

7.	Right of use assets

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2021:

		Category of ROU asset
Particulars	Land	Building	P&M	IRU	Total
Balance as of April 1, 2020	1,385,738	1,647,922	289,631	541,252	3,864,543
Additions	442,224	389,718	289,478	80,814	1,202,234
Deletions	-	(4,764)	-	-	(4,764)
Depreciation	(20,702)	(315,075)	(93,053)	(93,053)	(521,883)
Translation difference	-	(1,649)	-	1,121	(528)
Balance as of March 31, 2021	1,807,260	1,716,152	486,056	530,134	4,539,602

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2020:

		Category of ROU asset
Particulars	Land	Building	P&M	IRU	Total
Balance as of April 1, 2019	1,316,190	1,725,787	294,133	660,746	3,996,856
Additions	87,456	203,472	77,750	2,356	371,034
Deletions	-	-	-	-	-
Depreciation	(17,908)	(284,680)	(82,252)	(83,840)	(468,680)
Elimination – Intercompany				(41,915)	(41,915)
Translation difference	-	3,343	-	3,905	7,248
Balance as of March 31, 2020	1,385,738	1,647,922	289,631	541,252	3,864,543

Particulars	March 31, 2021	March 31, 2020
Current lease liabilities	430,026	356,110
Non-current lease liabilities	1,772,623	1,470,099
Total	2,202,649	1,826,209

The following is the movement in lease liabilities during the Year ended March 31, 2021

Particulars	March 31, 2021	March 31, 2020
Balance as of April 1,	1,826,210	1,786,852
Additions	639,236	255,317
Finance cost accrued during the period	180,026	171,824
Deletions	(4,800)	-
Payment of lease liabilities	(436,500)	(391,383)
Translation difference	(1,523)	3,600
Balance as of March 31,	2,202,649	1,826,209

The table below provides details regarding the contractual maturities of lease liabilities as of March 31, 2021 on an undiscounted basis (excluding finance costs)

Particulars	March 31, 2021	March 31, 2020
Less than one year	383,439	337,569
One to five years	870,687	614,808
More than five years	676,469	642,480
Total	1,930,595	1,594,857

8.	Cash and cash equivalents

Cash and cash equivalents as per consolidated statement of financial position, as of March 31, 2021 amounted to ₹ 5,101,083 (March 31, 2020: ₹ 2,318,480). This excludes cash-restricted of ₹ 400,971 (March 31, 2020: ₹ 332,605), representing deposits held under lien against working capital facilities availed and bank guarantees given by the Group towards future performance obligations.

(a) Restricted cash

	March 31, 2021	March 31, 2020	March 31, 2019
Current
Bank deposits held under lien against borrowings / guarantees from banks / Government authorities	400,971	332,605	313,057
Total restricted cash	400,971	332,605	313,057

(b) Non restricted cash

Current
Cash and bank balances	5,101,083	2,318,480	1,934,918

Total cash (a+b)	5,502,054	2,651,085	2,247,975
Bank overdraft used for cash management purposes	(123,666)	(1,235,794)	(1,553,203)
Cash and cash equivalents for the statement of cash flows	5,378,388	1,415,291	694,772

9.	Contract balances

The following table provides information about receivables, contract assets and contract liabilities from the contracts with the customers

Particulars	March 2021		March 2020
Trade Receivables		8,520,118		9,631,400
Contract Assets – Unbilled Revenue		7,516		16,113
Contract liabilities – Deferred Income
Current contract liabilities	1,377,624		1,472,898
Non-current contract liabilities	929,590		981,767
Total Contract liabilities – Deferred Income		2,307,213		2,454,664

The following table provides the movement in contract assets (unbilled revenue) for the year ended March 31, 2021

Particulars	₹.
Balance as of April 1, 2020	16,113
Add: Revenue recognized during the year	26,837
Less: Invoiced during the year	(34,938)
Add: Translation gain or (loss)	(496)
Balance as of March 31, 2021	7,516

The following table provides the movement in contract liabilities (Deferred Income) for the year ended March 31, 2021

Particulars	₹.
Balance as of April 1, 2020	2,454,664
Less: Revenue recognized during the period	(18,200,933)
Add: Invoiced during the period but revenue not recognized	18,055,379
Add: Translation gain or (loss)	(1,897)
Balance as of March 31, 2021	2,307,213

Contract Cost and Amortisation

Costs to fulfil customer contracts are deferred and amortized over the contract period. For the year ended March 31, 2021 the Company has capitalised ₹ 56,093 and amortised ₹ 82,130. There was no impairment loss in relation to the capitalised cost.

Incremental costs of obtaining a contract are recognized as assets and amortized over the contract period. The Company recognizes incremental cost of obtaining a contract as an expense when incurred if the amortisation period of the asset that the entity otherwise would have recognized is one year or less.

In measuring Contract assets the current economic conditions prevailing on the date of approval of financial statements due to global health pandemic COVID-19 has been considered. The actual impact could be different.

10.	Other assets

	March 31, 2021	March 31, 2020
Non-current
Other deposits and receivables	846,508	917,216
	846,508	917,216

Financial assets included in other assets	375,802	350,972

11.	Deferred tax assets and liabilities

The tax effects of significant temporary differences that resulted in deferred tax assets and a description of the items that created these differences is given below

Recognized deferred tax assets / (liabilities)	Assets / (liabilities)
	March 31, 2021	March 31, 2020
Deductible temporary difference
Property, Plant and Equipment	597,497	181,237
Lease obligations on right of use assets	61,752	33,028
Provision for employee benefits	8,886	-
Accounts receivable	99,078	-
Provision for Doubtful Advances	12,585	-
	779,798	214,265
Taxable temporary difference
Intangible assets	(143,326)	(181,237)
Finance Lease obligations	-	-
	(143,326)	(181,237)

Unused Tax credits
Mat Credit Entitlement	-	66,318
Net deferred tax asset (liability) recognized in Balance Sheet	636,472	99,346

The Group has recognised deferred tax assets arising on temporary deductible difference only to the extent of deferred tax liabilities arising on taxable temporary differences during the year. In assessing the realizability of deferred tax assets, management considers whether some portion or all of deferred tax assets will not be realized. The ultimate realization of deferred tax assets and tax loss carry forwards is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategy in making this assessment. Based on the level of historical taxable income and projections of future taxable income over the periods in which deferred tax assets are deductible, management believes that the Group will realize the benefits of those recognized deductible differences. The amount of deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

Movement in temporary differences during the year

			Recognized			Recognized
		Recognized	in	Balance	Recognized	in	Balance
	Balance as	in	Equity /	as of	in	Equity /	as of
	of March	income	Balance	March	income	Balance	March
	31, 2019	statement	sheet	31, 2020	statement	sheet	31, 2021
Property, plant and equipment	272,291	(91,054)	-	181,237	416,260	-	597,497
Intangible assets	(146,703)	(34,535)	-	(181,238)	37,912	-	(143,326)
Lease obligations on right of use assets	-	33,028	-	33,028	28,724	-	61,752
Finance Lease obligations	(125,588)	125,588	-	-	-	-	-
MAT Credit entitlement	236,045	-	(169,727)	66,318	(66,318)	-	-
Provision for employee benefits	-	-	-	-	8,886	-	8,886
Accounts receivable	-	-	-	-	99,078	-	99,078
Provision for Doubtful Advances	-	-	-	-	12,585	-	12,585

Unrecognized deferred tax assets / (liabilities)

	As of March 31, 2021	As of March 31, 2020
Deductible temporary differences	-	592,981
Unrecognized tax losses	-	7,140
	-	600,121

Considering the probability of availability of future taxable profits in the period in which tax losses expire, deferred tax assets have not been recognized in respect of tax losses carried forward by the Group. The above tax losses expire at various years.

Income tax expense recognized in profit or loss

	March 31, 2021	March 31, 2020	March 31, 2019
Current tax expense / (benefit)
Current period	671,877	345,707	238,657

Deferred tax expense / (benefit)
Origination and reversal of temporary differences	(603,463)	(31,368)	-
MAT credit entitlement		-	(236,045)

Total income tax expense / (benefit)	68,414	314,339	2,612

There are no income taxes directly recognized in other comprehensive income.

Reconciliation of effective tax rate

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before taxes is summarized below:

	Year ended	Year ended	Year ended
	March 31, 2021	March 31, 2020	March 31, 2019
Profit before income taxes	1,600,276	1,019,716	1,071,315
Enacted tax rates in India	34.94%	34.94%	34.94%
Computed expected tax expense / (benefit)	559,209	356,343	374,360
Effect of:
Share based payment expense not deductible for tax purposes	-	-	411
Unrecognized deferred tax assets on losses incurred during the year (net of temporary differences, if any)
Recognition of previously unrecognised deferred tax asset on temporary differences	(267,566)	84,588	48,395
Difference on account differential tax rates in different jurisdictions	(1,555)	7,149	(1,924)
Expenses/income not taxable	-	-	-
Recognition of current year temporary differences	(129,500)	(33,028)	-
Recognition of previously unrecognized tax losses	-	(100,713)	(418,630)
Difference on account of differential tax rates in different companies	(86,987)
Effect of expenses that are not deductible in determining taxable profit	3,092
Expenses/income not taxable
Unrecognized temporary differences	3,491
Utilisation of previously unrecognised temporary differences	2,056
Effect of rate difference in opening and closing deferred tax	(28,182)
Others	14,356
	68,414	314,339	2,612

12.	Inventories

	March 31, 2021	March 31, 2020
Trade inventories	1,414,738	1,302,056
	1,414,738	1,302,056

The inventories amounting to ₹ 1,414,738 (March 31, 2020: ₹1,302,056) are secured in connection with bank borrowings and overdraft.

13.	Trade and other receivables

Trade and other receivables comprise:

	March 31, 2021	March 31, 2020
(i) Trade receivables, net	8,520,118	9,631,400
(ii) Other receivables including deposits	1,202,112	2,440,583
(iii) Contract related accruals	-	-
	9,722,230	12,071,983

(i)	Trade receivables as of March 31, 2021 and March 31, 2020 are stated net of allowance for doubtful receivables. The Group maintains an allowance for doubtful receivables based on expected credit loss model. The Group’s exposure to credit and currency risks and impairment losses related to trade and other receivables, excluding construction work in progress is disclosed in note 34. Trade receivables consist of:

	March 31, 2021	March 31, 2020
Trade receivables from related parties	-	-
Other trade receivables	8,946,605	9,902,021
	8,946,605	9,902,021
Less: Allowance for doubtful receivables	(426,487)	(270,621)
Balance at the end of the year	8,520,118	9,631,400

The activity in the allowance for doubtful accounts receivable is given below:

	For the year ended
	March 31, 2021	March 31, 2020
Balance at the beginning of the year	270,621	272,471
Add : Additional provision, net	755,495	479,747
Less : Bad debts written off	(599,629)	(481,597)
Balance at the end of the year	426,487	270,621

(ii)	Other receivables comprise of the following items:

	March 31, 2021	March 31, 2020
Advances and other deposits (Refer Note (a) below)	505,369	1,244,287
Withholding taxes (Refer Note (b) below)	696,743	1,196,296
	1,202,112	2,440,583
Financial assets included in other receivables	79,830	139,122

Notes:

a)	Advances and other deposits primarily comprise of receivables in the form of deposits, sales tax/VAT, GST, service tax and other advances given in the ordinary course of business.

b)	Includes withholding taxes recoverable from the Department of Income-tax for which the Company has filed tax returns for refund. The Company expects to realize such refund of withholding taxes within the next 12 months.

c)	Non – current trade receivables is ₹ 27,136

14.	Prepayments for current assets

Prepayments for current assets comprise of the following:

	March 31, 2021	March 31, 2020
Prepayments for purchase of bandwidth	42,289	26,327
Prepayments related to insurance	3,636	7,602
Prepayments-others	469,965	503,915
Lease prepayments	-	-
	515,890	537,844

15.	Other investments

Other Investments comprise investment in unquoted equity instruments classified as financial assets at FVTOCI and investment in unquoted debt securities classified as financial assets at amortised cost. The details of such investments are given below:

	March 31, 2021	March 31, 2020
Investment in equity instruments – unquoted
Investment in equity shares of Vashi Railway Station Commercial Complex Limited	150	150
Investment in equity shares of Sarayu Clean Gen Private Limited	1,560	1,560
Investment in debt securities – unquoted
Investment in Attala Systems Corporation #	205,015	210,262
Investment in The Gizmo App Company	5,513	-
	212,238	211,972

# Unsecured convertible promissory note of $2789 with Attala Systems Corporation, of which $ 750 (₹ 55,100), $ 375 (₹ 27,600), $375 (₹ 27,600), $ 500 (₹ 36,800), $ 214 (₹ 15,700) and $ 575 (₹ 42,200) matures on 17th October 2019, 4th January 2020 , 4th April 2020 , 30th October 2020, 1st January 2021 and 27th November 2021 respectively. The note bears interest at a rate of five percent (5%). On 15th October 2019, the note has been amended to extend the maturity date to 30th October 2021. The note bears interest at a rate of five percent (5%). The promissory note is convertible to equity securities under specific terms based on triggering events as defined in the agreement.

16.	Equity

No of shares

	Year ended March 31,
	2021	2020	2019
Issued as of April 01	179,223,247	179,144,347	178,684,647
Issued for cash	-	-	-
Issued for consideration other than cash	-	-	-
Exercise of share options	3,014,822	78,900	459,700
Issued as of March 31	182,238,069	179,223,247	179,144,347

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

The directors have not recommended any dividend for paid up Equity Share of ₹ 10 each for the year 2020-21 (2019-20: ₹ Nil).

Also refer note 36 – Issue of share on private basis to existing promoter group and Note 27 – Share-based payment

Share based payment reserve

Share based payment reserve represents the stock compensation expense recognized in the statement of changes in equity.

Share Premium

Share Premium used to record the premium on issue of shares. The reserve is utilised in accordance with the provisions of the Act

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

17.	Employee benefits

	March 31, 2021	March 31, 2020
Gratuity payable	136,538	126,080
Compensated absences	55,866	51,319
	192,404	177,399

Gratuity cost

The components of gratuity costs recognized in the consolidated income statement for the years ending March 31, 2021, March 31, 2020 and March 31, 2019 consist of the following:

	March 31, 2021	March 31, 2020	March 31, 2019
Service cost	29,854	28,929	25,936
Interest cost	8,753	10,106	9,606
Interest income	(1,705)	(1,781)	(2,381)
	36,902	37,254	33,161

Details of employee benefit obligation and plan asset are as follows:

Long term rate of compensation increase	March 31, 2021	March 31, 2020

Long term rate of compensation increase	177,098	156,413
Long term rate of compensation increase	(40,651)	(30,474)
Long term rate of compensation increase	136,447	125,939

The following table set out the status of the gratuity plan:

Change in defined benefit obligation	March 31, 2021	March 31, 2020	March 31, 2019
Projected benefit obligation at the beginning of the year	156,412	145,108	131,687
Service cost	29,854	28,929	25,936
Interest cost	8,753	10,106	9,606
Remeasurements - Actuarial (gain) / loss	(7,178)	(12,955)	(5,267)
Benefits paid	(10,743)	(14,776)	(16,854)
Projected benefit obligation at the end of the year	177,098	156,412	145,108

Change in plan assets	March 31, 2021	March 31, 2020	March 31, 2019
Fair value of plan assets at the beginning of the year	30,474	25,498	32,567
Interest income	1,705	1781	2,381
Remeasurements – return on plan assets excluding amounts included in interest income	21,214	(2,138)	(2,596)
Employer contributions	(10,743)	20,109	10,000
Benefits paid	(1,999)	(14,776)	(16,854)
Fair value of plan assets at the end of the year	40,651	30,474	25,498

Actual return on plan assets	(293)	(300)	(75)

Actuarial assumptions at end of the year:

The principal actuarial assumptions as on March 31, 2021, 2020 and 2019 were as follows:

	March 31, 2021	March 31, 2020	March 31, 2019
Discount rate	5.70% p.a..	5.60% p.a.	6.95% P.a
Long-term rate of compensation increase	5.00% p.a.	5.00% p.a.	7.00% P.a
Expected long term rate of return on plan assets	0% for the first year and 5% thereafter	0% for the first year and 5% thereafter	7.00% P.a
Average future working life time	4.32 years	4.37 years	4.37 years

Discount rate: The discount rate is based on prevailing market yields of Indian Government securities as at the end of the year for the estimated term of the obligations.

Long term rate of compensation increase: The estimates of future salary increase considered take into account inflation, seniority, promotion and other factors.

Expected long term rate of return on plan assets: This is based on the average long term rate of return expected on investments of the fund during the estimated term of the obligations.

Salary escalation rate: The estimates of future salary increases considered take into account the inflation, seniority, promotion and other relevant factors.

Assumptions regarding future mortality are based on published statistics and mortality tables.

The Group assesses these assumptions with the projected long-term plans of growth and prevalent industry standards.

Contributions: The Group expects to contribute ₹ 65,500 to its gratuity fund during the year ending March 31, 2021.

The expected benefit payments to be made in the next few years are as under:

Year	March 31, 2021	March 31, 2020
1 Year	33,483	29,441
2 to 5 years	105,131	90,764
6 to 10 years	65,222	58,273
More than 10 years	32,479	30,280

Plan assets: The Gratuity plan’s weighted-average asset allocation on March 31, 2021 and March 31, 2021, by asset category is as follows:

	March 31, 2021	March 31, 2020
Funds managed by insurers	100%	100%

Remeasurements of the net defined benefit liability recognized in other comprehensive income

Amount recognized in other comprehensive income for the years ending March 31, 2021, 2020 and 2019 are as follows:

	March 31, 2021	March 31, 2020	March 31, 2019
Remeasurements of the net defined benefit liability
Actuarial (gain)/loss
- Change in demographic assumptions	-	(10)	-
- change in financial assumptions	(9,342)	(12,015)	2,358
- experience variance	2,165	(929)	(7,625)
- return on plan assets, excluding amounts recognized in net interest expense/ income	1,999	2,138	2,596
	(5,178)	(10,816)	(2,671)

Sensitivity Analysis of significant actuarial assumption

Sensitivity analysis for the defined benefit obligations will increase/ decrease by the amounts mentioned below if there is a variation of 100 basis points in the discount rate and salary escalation rate.

	Discount rate		Salary escalation rate
	Increase by	Decrease by	Increase by	Decrease by
	100 bps	100 bps	100 bps	100 bps
	(₹ ‘000s)	(₹ ‘000s)	(₹ ‘000s)	(₹ ‘000s)
Present Value of Defined Benefit Obligation	169,401	185,456	185,172	169,472

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

Contributions to defined contribution plans

In accordance with Indian law, all employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and employer make monthly contributions to the plan, each equal to a specified percentage of employee’s basic salary. The Group has no further obligations under the plan beyond its monthly contributions. The Group contributed ₹ 114,374, ₹ 117,941 and ₹ 115,505 for the years ended March 31, 2021, 2020 and 2019. The Group has contributed to 401(K) plans on behalf of eligible employees amounting to ₹ 12,426 (March 31, 2020: ₹ 9,906) during the year ended March 31, 2021.

18.	Other liabilities

	March 31, 2021	March 31, 2020
Deferred income and other liabilities	40,002	33,420
	40,002	33,420

Financial liabilities included in other liabilities	40,002	33,420

19.	Borrowings

	March 31, 2021	March 31, 2020
Current
Term bank loans (Refer note below)	1,533,435	935,333
Other working capital facilities (Refer note below)	3,295,986	2,258,750
Borrowings from others (Refer note below)	937,220	1,167,548
	5,766,641	4,361,631
Non current
Term bank loans (Refer note below)	2,344,951	2,791,545
Borrowings from others (Refer note below)	1,297,637	949,560
	3,642,588	3,741,105

The Group has borrowings which include:

a.	Of total balance ₹ 1,375 million including current maturities (Previous Year:₹ 674 million) is primarily secured by charge on movable fixed assets funded by term loan and also secured by project receivables. An amount of ₹ 966 million (Previous year: ₹ 1,113 million) including current maturities is secured against the specific project receivables and an amount of ₹ 352 million (Previous year :₹ 287 million) including current maturities is secured by moveable fixed assets funded out of Term Loan.

b.	₹ 361 million (Previous Year: ₹433 million) is primarily secured by moveable fixed assets at Rabale Tower II Data Center (1st & 2nd floor) funded by Term Loan and collaterally secured by property at Vashi (fifth floor) in Mumbai and project receivables. An amount of ₹ 244 million (Previous Year: ₹ 416 million) primarily secured by Hyderabad property and collaterally by the properties at Tidel, vileparle and Vashi 6th Floor.

c.	During the year under review, the Company has entered into External Commercial Borrowing (ECB) facility agreement for an amount of $5 million and drawn down $2 million out of the sanctioned loan. The Company has also entered into agreement for currency swap (from USD to INR) to fully hedge foreign currency exposure towards principal repayment and interest rate swap from floating to fixed.

d.	The term loans bear interest rate ranging 6.80% to 9.6% for others (Previous Year: 9.00% to 10.50%) and repayable in quarterly instalments within a tenor of 3 to 5 years after moratorium periods ranging from 6 months to one year in certain cases

e.	These loans are primarily buyers' credit & Term Loan (INR) in lieu of Buyers Credit from banks which are repayable over a period of 1 to 3 years. The loans bear interest rate ranging from 0.89% to 3.35% for Buyers Credit and 9.00% to 9.6% for Term Loan (INR) in lieu of Buyers Credit

f.	These loans are primarily taken from NBFCs.

g.	The loans bear interest rate ranging from 8.6% to 9.9% (Previous Year: 8.59% to 10.85%) and repayable over a period of 12 to 60 months on equated monthly / quarterly instalments.

h.	These loans are primarily taken from NBFCs and are secured by lease of relevant assets.

i.	These bear interest rate ranging from 9% to 10.50% (Previous Year: 10.20% to 10.70%) and repayable over a period of 12 to 60 months on equated monthly / quarterly instalments.

j.	The current maturities of the above borrowings, carrying the aforesaid security and repayment terms are grouped under other financial liabilities.

k.	The above borrowings also includes ₹ 500 million towards Cumulative non-convertible Redeemable preference shares issued from Print house (India) Private limited to Ramanand Developers private limited with the tenure of 20 years from the date of allotment which will carry a preferential dividend of 9% per annum, payable till redemption.

l.	The above facilities amounting to ₹ 3,212 million ( Previous Year : ₹ 3,422 million), bank guarantees and non fund limits availed by the Company are primarily secured by way of pari-passu first charge on the entire current assets of the Company.

m.	In addition to the above, out of these loans repayable on demand from banks,
(i)	exposure amounting to ₹ 2,346 million ( Previous Year : ₹ 2,511 million) is secured collaterally by way of pari-passu charge on the unencumbered movable fixed assets of the Company, both present and future.

(ii)	exposure amounting to ₹ 1,501 million (Previous Year : ₹ 1,530 million) is secured collaterally by way of equitable mortgage over the properties at Tidel Park, Chennai, Vashi 6th floor, Vile Parle at Mumbai and Hyderabad Property.

(iii)	the exposure amounting to ₹ 648 million (Previous Year : ₹ 657 million) is collaterally secured by equitable mortgage over the Vashi 5th floor property at Mumbai.

(iv)	exposure amounting to ₹ 866 million (Previous Year : ₹ 984 million) is collaterally secured by equitable mortgage over the land and building at Noida and also covered by WDV of specific movable fixed assets funded out of their Term loan (since closed) at Noida DC, Uttar Pradesh.

n.	These working capital facilities bear interest ranging from 5.4% p.a. to 9.45% p.a. [Previous year: 7.9% p.a. to 10.7% p.a.] and these facilities are subject to renewal annually.

20.	Trade and other payables

	March 31, 2021	March 31, 2020
Trade payables	3,609,680	3,889,390
Advance from customers	376,487	413,378
Accrued expenses	4,326,210	4,212,423
Other payables	911,576	558,667
	9,223,953	9,073,859

Financial liabilities included in trade and other payables	8,193,923	8,366,215

21.	Deferred income

	March 31, 2021	March 31, 2020
Contract liabilities	2,307,214	2,454,665

	2,307,214	2,454,665

22.	Revenue

	Year ended
	March 31, 2021	March 31, 2020	March 31, 2019
Rendering of services
Service revenue*	21,718,351	20,449,123	18,230,837
Installation service revenue	317,395	676,658	1,409,309
	22,035,746	21,125,781	19,640,146
Sale of products	2,283,796	1,826,286	1,906,739
	24,319,542	22,952,067	21,546,885

* Revenue from operating leases amount to ₹ Nil (March 31, 2021), ₹ Nil (March 31, 2020) and ₹ 19,983 (March 31, 2019)

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

The following table provides revenue expected to be recognized in the future related to performance obligation that are unsatisfied (or partially satisfied) at the reporting date:

To be recognized	Amount
Within one year	1,365,600
One to three years	678,100
Three years or more	310,300

24.	Cost of goods sold and services rendered

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

25.	Selling, general and administrative expenses

	Year ended
	March 31, 2021	March 31, 2020	March 31, 2019

Personnel expenses	1,512,934	1,573,512	1,474,755
Marketing and promotion expenses	72,398	249,043	267,241
Administrative and other expenses*#	2,961,424	2,691,091	3,132,623
	4,546,756	4,513,646	4,874,619
# Includes Contract associates costs
Attributable to cost of goods sold and services rendered	253,289	308,494	360,556
Attributable to selling, general and administrative expenses	49,353	80,246	101,363

* Includes net foreign exchange loss of ₹ 15,256, ₹ 2,975 and ₹51,936 for the years ended March 31, 2021, 2020 and 2019 respectively

26.	Personnel expenses

	Year ended
	March 31, 2021	March 31, 2020	March 31, 2019
Salaries and wages	2,827,234	2,921,071	2,655,665
Contribution to provident fund and other funds	163,781	165,133	157,314
Staff welfare expenses	30,151	37,094	26,539
Employee stock compensation expense	40,051	46,371	4,835
	3,061,217	3,169,669	2,844,353
Attributable to cost of goods sold and services rendered	1,548,282	1,596,159	1,369,598
Attributable to selling, general and administrative expenses	1,512,934	1,573,512	1,474,755

27.	Share-based payments

The Group had issued stock options under Associate Stock Option Plan (ASOP) 1999, ASOP 2000, ASOP 2002, ASOP 2005, ASOP 2007 and ASOP 2014. The Compensation Committee grants the options on the basis of performance, criticality and potential of the employees as identified by the management. Each option entitles the holder to purchase one American Depository Share (ADS) at an exercise price determined by the Compensation committee on the date of the grant. There are no options outstanding in respect of ASOP 1999, ASOP 2000, ASOP 2002, ASOP 2005 and ASOP 2007 as of March 31, 2021. The plan details of ASOP 2014 are as follows:

Associate Stock Option Plan 2014

During July 2014, the shareholders of the Company approved a new scheme for allotment of shares to employees i.e. Associate Stock Option Plan 2014. 2,50,00,000 shares are reserved for this plan. Consequently 58,70,800 options were granted to the employees on January 20, 2015. The Company has granted additional 4,65,000, 72,20,000. 3,35,000, 1,50,000, 5,25,000 and 1,84,300 options to employees during the year 2020-21, 2019-20, 2018-19, 2017-18, 2016-17 and 2015-16 respectively.

The options vest in the following manner:

4,304,600 Options (Option Plan I): 3/5th of the options vest at the end of one year from the date of grant. The remaining 2/5th vests at the end of every half year during second and third years from the date of grant in four equal instalments

6,612,700 Options (Option Plan II): 2/5th of the options vest at the end of one year from the date of grant. The remaining 3/5th vests at the end of every half year during second, third and fourth years in six equal instalments

3,832,800 Options (Option Plan III): 2/5th of the options vest at the end of two years from the date of grant. The remaining 3/5th vests at the end of every half year during third, fourth and fifth years in six equal instalments.

The execrcise period of ASOP’s issued during the years 2015 and 2016 which have already vested as on March 31, 2021 ,has been extended by 2 and 1 more year respectively from the actual exercise period provided at the time of issue. The summary of modification is as follows:

No of options (Live as on March 31, 2021)	Original Exercise period	Revised Exercise period
15,67,278	19-Jan-21	19-Jan-23
15,900	23-Apr-21	23-Apr-23
5,000	19-Oct-22	19-Oct-23

The stock options can be exercised within a period of twelve months from the date of last vesting.

As the number of stock options and the price of those options were made known to each allottee, the Plan has been considered as a fixed price grant. Stock option activity under the ASOP 2014 and ASOP 2007 Plan is as follows:

		Weighted		Weighted		Weighted
		average		average		average
No. of options granted,	Number of	exercise	Number of	exercise	Number of	exercise
exercised and forfeited	options	price in ₹	options	price in ₹	options	price in ₹
	2021	2021	2020	2020	2019	2019
Outstanding at the beginning of the year	11,056,100	70.90	4,588,300	78.84	5,180,440	78.79
Granted during the year	465,000	118.05	7,220,000	89.55	335,000	115.79
Forfeited during the year	(726,000)	81.43	(673,300)	67.55	(467,440)	79.10
Expired during the year	-	-	-	-	-	-
Exercised during the year	(3,014,822)	81.43	(78,900)	67.55	(459,700)	79.10
Outstanding at the end of the year	7,780,278	86.13	11,056,100	70.90	4,588,300	78.84
Exercisable at the end of the year	6,582,070	81.99	4,281,090	77.92	4,441,848	78.28

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

The estimated fair value of stock options is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award were, in substance, multiple awards.

A summary of information about fixed price stock options outstanding with respect to ASOP 2014 is furnished below:

			Weighted			Weighted
	Range of	Number	average	Weighted average	Number	average
	exercise price	outstanding on	exercise price	remaining	exercisable on	exercise price
As at	in ₹	March 31	in ₹	contractual life	March 31	In ₹
March 31, 2021	57.66 - 152.56	7,780,278	86.13	0.55 - 4.83 years	6,582,070	86.13
March 31, 2020	57.66 - 146.23	11,056,100	70.90	0.80 - 4.84 years	4,281,090	70.90
March 31, 2019	57.66 - 146.23	4,588,300	78.84	0.80 - 5.84 years	4,441,848	78.84

The assumptions used in Black Scholes model to arrive at the fair value on grant date for the options granted during the year are summarised below:

Grant date	May 5, 2020	'Jan 28, 2021
Category	Category III	Category III
Current market price	75.65	169.52
Exercise price	68.08	152.56
Expected term	2-5 years	2-5 years
Volatility	52.08% to 90.94%	66.40% to 135.87%
Dividend yield	12%	12%
Discount rate	1%	1%

28.	Financial income and expense

	Year ended
	March 31, 2021	March 31, 2020	March 31, 2019
Interest income on bank deposits	56,134	32,094	26,025
Others	116,185	161,783	20,289
Finance income	172,319	193,877	46,314
Interest expense on lease obligations	0	171,824	14,747
Bank charges (including letter of credit, bill discounting and buyer’s credit charges)	62,160	118,290	97,757
Interest expense on borrowings	900,496	764,019	615,840
Finance expense	(962,656)	(1,054,133)	(728,344)
Net finance income / (expense) recognized in profit or loss	(790,337)	(860,256)	(682,030)

29.	Earnings per share

The calculation of basic earnings per share for the years ended March 31, 2021, 2020 and 2019 is based on the profit / (loss) attributable to ordinary shareholders of ₹1,531,862, ₹ 705,377 and ₹ 1,068,703 respectively and a weighted average number of shares outstanding of 179,533,536, 179,180,285 and 154,330,243 respectively, calculated as follows:

	Year ended
	March 31, 2021	March 31, 2020	March 31, 2019
Net profit – as reported	1,531,862	705,377	1,068,703

Weighted average number of shares – basic	179,533,536	179,180,285	154,330,243
Basic earnings per share	8.53	3.94	6.92

Weighted average number of shares – diluted	181,216,005	180,643,177	155,757,426
Diluted earnings per share	8.45	3.90	6.86

Weighted average number of ordinary shares basic

	Year ended March 31,
	2021	2020	2019
Issued fully paid ordinary shares on April 01, 2020	179,223,247	179,144,347	53,684,647
Effect of shares issued on exercise of stock options	310,289	35,938	226,075
Effect of partly paid shares	-	-	100,419,521
Weighted average number of equity shares and equivalent shares outstanding	179,533,536	179,180,285	154,330,243

Weighted average number of ordinary shares diluted

	Year ended March 31,
	2021	2020	2019
Weighted average number of ordinary shares (basic)	179,533,536	179,180,285	154,330,243
Effect of stock options (Note 1)	1,682,469	1,462,892	1,427,183
Weighted average number of equity shares outstanding (diluted)	181,216,005	180,643,177	155,757,426

Note 1:  The Group has issued Associated Stock Options (ASOP 2014 - Refer Note 27) of which 7,780,278 options are outstanding as of March 31, 2021. These could potentially dilute basic earnings per share in the future.

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

The Chief Operating Decision Maker (“CODM”), i.e., The Board of Directors and the senior management, evaluate the Group’s performance and allocate resources to various strategic business units that are identified based on the products and services that they offer and on the basis of the market served. The measure of profit / loss reviewed by the CODM is “Earnings/loss before interest, taxes, depreciation and amortization” also referred to as “segment operating income / loss”. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment.

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

The Group’s operating segment information for the years ended March 31, 2021, 2020 and 2019, are presented below:

Year ended March 31, 2021

		Data Center-centric IT services
	Network-	Data	Cloud and	Technology	Applications
	centric	Center	Managed	Integration	Integration	Total	Total
	Services	Services	Services	Services	Services	(B)=	(C) =
	(A)	(i)	(ii)	(iii)	(iv)	(i)+(ii)+(iii)+(iv)	(A)+(B)
Segment revenue	11,760,182	5,540,937	1,947,038	3,610,407	1,460,978	12,559,360	24,319,542
Allocated segment expenses	(8,317,800)	(2,846,826)	(1,650,154)	(3,445,222)	(1,744,432)	(9,686,634)	(18,004,434)
Segment operating income / (loss)	3,442,382	2,694,111	296,884	165,185	(283,454)	2,872,726	6,315,108
Unallocated expenses:
Selling, general and administrative expenses							(1,244,856)
Depreciation and amortization							(2,835,632)
Other income / (expense), net							155,993
Finance income							172,319
Finance expenses							(962,656)
Profit / (loss) before tax							1,600,276
Income tax (expense) / benefit							(68,414)
Profit / (loss) for the year							1,531,862

From the fiscal year 2021-2022, our operating segment would be re-classified as Network Services, Data Center Services and Digital Services. The Digital Services will comprise of Network Managed Services, Cloud Managed Services, Technology Integration Services and Applications Integration Services. This re-alignment is pursuant to internal re-organisation of business by transferring businesses to wholly owned subsidiaries viz., Data Center business to Sify Infinit Spaces Limited and Network Managed Services, Cloud Managed Services, Technology Integration Services and Applications Integration Services businesses to Sify Digital Services Limited. This re-organisation would bring in appropriate performance measurement indicators for these businesses which have diverse asset capitalization, long term funding requirements, working capital requirements and regulatory requirements.

Year ended March 31, 2020

		Data Center-centric IT services
	Network-	Data	Cloud and	Technology	Applications
	centric	Center	Managed	Integration	Integration	Total	Total
	Services	Services	Services	Services	Services	(B)=	(C) =
	(A)	(i)	(ii)	(iii)	(iv)	(i)+(ii)+(iii)+(iv)	(A)+(B)
Segment revenue	12,676,990	3,823,690	1,594,335	3,037,861	1,819,191	10,275,077	22,952,067
Allocated segment expenses	(9,493,900)	(2,076,043)	(1,550,412)	(2,854,222)	(1,643,588)	(8,124,265)	(17,618,165)
Segment operating income / (loss)	3,183,090	1,747,647	43,923	183,639	175,603	2,150,812	5,333,902
Unallocated expenses:
Selling, general and administrative expenses							(1,260,308)
Depreciation and amortization							(2,290,777)
Other income / (expense), net							97,155
Finance income							193,877
Finance expenses							(1,054,133)
Profit / (loss) before tax							1,019,716
Income tax (expense) / benefit							(314,339)
Profit / (loss) for the year							705,377

Year ended March 31, 2019

		Data Center-centric IT services
	Network-	Data	Cloud and	Technology	Applications
	centric	Center	Managed	Integration	Integration	Total	Total
	Services	Services	Services	Services	Services	(B)=	(C) =
	(A)	(i)	(ii)	(iii)	(iv)	(i)+(ii)+(iii)+(iv)	(A)+(B)
Segment revenue	11,601,041	3,144,900	1,474,099	3,486,942	1,839,903	9,945,844	21,546,885
Allocated segment expenses	(8,991,908)	(2,015,123)	(1,227,540)	(3,241,351)	(1,930,673)	(8,414,687)	(17,406,595)
Segment operating income / (loss)	2,609,133	1,129,777	246,559	245,591	(90,770)	1,531,157	4,140,290
Unallocated expenses:
Selling, general and administrative expenses							(1,070,249)
Depreciation and amortization							(1,533,912)
Other income / (expense), net							217,216
Finance income							46,314
Finance expenses							(728,344)
Profit / (loss) before tax							1,071,315
Income tax (expense) / benefit							(2,612)
Profit / (loss) for the year							1,068,703

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

Geographic segments

The Group has two geographic segments India and rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

		Rest of the
Description	India	world	Total
Revenues
Year ended March 31, 2021	20,292,816	4,026,726	24,319,542
Year ended March 31, 2020	17,808,889	5,143,178	22,952,067
Year ended March 31, 2019	16,879,558	4,667,327	21,546,885

The Group does not disclose information relating to non-current assets located in India and rest of the world as the necessary information is not available and the cost to develop it would be excessive.

During the year, Group does not have more than 10% of the total revenue from one customer.

31.	Contingencies

a)	In the previous years, the Group had received assessment orders from the Income-tax Department of India (Department) for various financial years disallowing certain expenditure like bandwidth charges and foreign currency payments for non-deduction of withholding taxes. The Company appealed against those orders before Commissioner of Income Tax (Appeals) (CIT(A))/ Appellate Tribunals and received favorable orders. The department has filed appeals before Hon’ble High Court disputing CIT(A) orders. The Group believes that the appeal by the department is not sustainable and consequently no loss contingency exists as of March 31, 2021. Income tax claims against the Company as of March 31, 2021 amounted to ₹ Nil (March 31, 2020: ₹ Nil).

b)	Contingencies as of March 31, 2021 due to certain service tax claims amounted to ₹ 416,240 (March 31, 2020: ₹ 434,864) and due to sales tax claims amounted to ₹ 9,386 (March 31, 2020: ₹9,386).

c)	The Group has entered into a contract with Emirates Integrated Telecom (‘the Emirates’) for the construction and supply of undersea cable capacity from the Europe India Gateway. As per the contract with Emirates, the Group is required to pay its share of decommissioning costs, if any, that may arise in the future. No provision has been made by the Group for such decommissioning costs as the amount of provision cannot be measured reliably as of March 31, 2021. The capacity under the mentioned facility would be upgraded over a period of time.

d)	Export obligation under EPCG : Effective 2012-13, the Company has participated in the Export Promotion Capital Goods Scheme (“the scheme”) under which capital equipment’s are permitted to be imported against a specific license at a substantially reduced customs duty, subject to fulfilment of obligation to export services rendered by use of capital equipment imported under the scheme to the extent of over 6 times the value of duty saved over a period of 6 years from the date of obtaining the license. In case of failure to meet the export obligation, the Company would be liable to pay the difference between the normal duty and the duty saved under the scheme along with interest.

As of March 31, 2021, the Company is holding 53 (Previous year : 58) licenses with a corresponding export obligation of ₹ 4,404,664 (Previous year : ₹ 4,851,099). Considering the track record of the exports, the Company believes it would be able to meet the export obligation within the time frame and would not be exposed to any liability on account of the above scheme’s) In respect of contingencies arising on legal proceedings, refer to Note 32.

32.	Legal proceedings

a) Proceedings before Department of Telecommunications

(i) License fees

DoT had issued separate licenses to Sify Technologies Ltd (Sify) for providing Internet, National Long Distance & International Long-Distance services. The license fee was payable to the DoT on the Adjusted Gross Revenue (AGR) as per the terms of each license. Sify has been regularly paying license fee on the revenue arising out of services as per the license conditions.

DoT has raised demands on service providers providing Internet, NLD, ILD services etc. demanding license fee on the revenue made by the service providers from other business income such as Data Centre, Cloud, application services, power, Gas, etc. DoT contended that all the income of the Company irrespective of the business was required to be considered as part of 'income' for the purpose of calculation of the license fee. The Company filed a Writ Petition before Hon’ble Madras High Court challenging the demand made by DoT on the Income accruing from other business units and the demands have been stayed by the Court. The case is pending for final hearing.

The Service providers which had different license conditions for ISP, NLD & ILD and having revenue from other business units approached the Hon’ble Supreme Court stating that Hon’ble Supreme Court judgement dated 24.10.2019 on the access Telecom Service Providers is not applicable to other services providers as license conditions were different from the Access Telecom Service Providers. The Hon’ble Supreme Court observed that if the license conditions of Other Service Providers including ISP, NLD & ILD are different from the license conditions of the Mobile Access Providers, then the other service providers should adjudicate the license fee issue before the appropriate forum. Meanwhile DoT withdrew the demands against Public Sector Undertaking on account of different license conditions.

The Group which had approached Hon’ble High Court of Madras (Court) in 2013 by filing a writ petition prohibiting Department of Telecommunications (DOT) from levying a license fee on non-licensed activities obtained stay of the demands. The Hon’ble Court restrained DoT from recovering the license fee in respect of non- telecom activities and the case is pending for hearing.

The Group believes that it has adequate legal defenses against the demand raised by DoT and that the ultimate outcome of these actions will not have a material adverse effect on the Company's financial position and result of operations. ISPAI, association representing the internet service providers including the Company issued a letter to DoT stating that the Hon’ble Supreme Court judgement dated 24.10.2019 is not applicable to Internet Service Providers and the license conditions are different.

The Group which had received notices for earlier years from DoT claiming Licence fee on the total Income (including income from Non-Licensed activities) has already responded to these notices stating that licence fees are not payable on income from non-licensed activities. The Company believes that it has adequate legal defenses against these notices and that the ultimate outcome of these actions may not have a material adverse effect on the Company's financial position and result of operations."

DoT in its written submission made before the Hon’ble Supreme Court had clearly mentioned that non telecom revenue would stand excluded from the purview of the gross revenue . In 2017, the Hon’ble Tripura High Court held that Service Providers are not liable to pay license fee on the income accruing from other businesses.

(ii) The present license for ISP under Unified License issued by DOT on June 2, 2014, provides for payment of License fee on pure internet services. However, the Company through Internet Service Providers Association of India (ISPAI) challenged the said clause before TDSAT and has not made payment in this regard. TDSAT set aside the demand made by the DoT and passed the order in favour of the ISP. DoT has challenged the Order of the TDSAT, and the appeal is pending before Supreme Court. The Company has appropriately accounted for any adverse effect that may arise in this regard in the books of account. However TDSAT by its order dated 18.10.2019 held that license fee is not chargeable on the Internet Service Providers.

b) The Group is party to additional legal actions arising in the ordinary course of business. Based on the available information as of March 31, 2021, the Company believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect [the maximum financial exposure would be ₹ 113,300 (March 31, 2020: ₹ 88,257)] on the Company's financial position and results of operations.

c) The Group has received an order passed under section 7A of the Employees Provident Fund & Miscellaneous Provisions Act, 1952 from Employees Provident Fund Organization (EPFO) claiming provident fund contribution aggregating to ₹ 6,432 on special allowances paid to employees. The Company has filed a writ petition before High court of Madras and obtained the stay of demand. In Feb 2019, the Supreme Court held, in a similar case, that Special allowances paid by the employer to its employee will be included in the scope of basic wages and subject to provident fund contribution. However, the Supreme Court has not fixed the effective date of order.

d) During the financial year 2019-20 , Directorate General of Goods and Services Tax Intelligence (DGGI) did an inspection based on the analysis of service tax returns filed by the Company in the past. The Company has been categorising services relating to e-Learning and Infrastructure Management Services provided to foreign customers billed in convertible foreign currency under OIDAR services while filing its half-yearly service tax return. However, based on the Place of Provision of Services Rules then applicable under the Finance Act, 1994, Service Tax has to be paid for OIDAR services provided to foreign customers even if the conditions for qualifying as export of services are met. Hence, the DGGI contended that Service Tax should be paid on the services classified as OIDAR services in the returns. The total contended during the period April 2014 to November 2016 of Service Tax was ₹ 161,800 and the Interest & Penalty as applicable. The Company believes that the services relating to e-learning and infrastructure management services will not fall under OIDAR services and also the activities covered under E-learning and IMS does not meet the conditions for taxation under the provisions applicable as OIDAR and hence there is no liability. However, during the investigation, the Company has paid ₹ 64,600 under protest to continue the proceeding with the relevant adjudicating authorities. Thereafter, the DGGI has issued Show Cause Notice and the Company has replied on the same. The matter is pending with the Adjudicating Authority. The Company believes that no provision is required to be made against this demand.

33.	Related party transaction:

The related parties where control / significant influence exists are subsidiaries and associates. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director whether executive or otherwise. Key management personnel include the board of directors and other senior management executives. The other related parties are those with whom the Group has had transaction during the years ended March 31, 2021, 2020 and 2019 are as follows:

	Country
Particulars	of incorporation	% of Ownership interest
		March 31, 2021	March 31, 2020
Holding Company
Infinity Satcom Universal Private Limited	India	-	-
Raju Vegesna Infotech & Industries Private Limited (Subsidiary of Infinity Satcom Universal Private Limited)	India	-	-
Ramanand Core Investment Company Private Limited (Subsidiary of Raju Vegesna Infotech & Industries Private Limited)	India	-	-
Subsidiaries
Sify Technologies (Singapore) Pte. Limited	Singapore	100	100
Sify Technologies North America Corporation	USA	100	100
Sify Data and Managed Services Limited	India	100	100
Sify Infinit Spaces Limited	India	100	100
Sify Digital Services Limited	India	100	-
Print House (India) Private Limited	India	100	-

The following is a summary of the related party transactions for the year ended March 31, 2021:

				Key
	Holding			Management
Transactions	Company	Associates	Others	Personnel
Consultancy services received	-	-	-	300
Sitting fees paid	-	-	-	1,380
Salaries and other short term benefits*	-	-	-	41,135
Contributions to defined contribution plans*	-	-	-	1,619
Share based payment transactions*	-	-	-	11,242
Lease rentals paid**	1,220	-	7,160	-
Preference shares issued#	-	-	500,000	-
Dividend paid	-	-	-	-
Advances given	-	-	-	-
Amount of outstanding balances
Advance lease rentals and refundable deposits made**	-	-	5,560	-
Lease rentals payable**	135	-	710	-

The following is a summary of the related party transactions for the year ended March 31, 2020:

				Key
	Holding			Management
Transactions	Company	Associates	Others	Personnel
Consultancy services received	-	-	-	300
Sitting fees paid	-	-	-	1,540
Salaries and other short term benefits	-	-	-	41,454
Contributions to defined contribution plans	-	-	-	1,702
Share based payment transactions	-	-	-	9,095
Lease rentals paid**	1,190	-	6,713	-
Dividend paid	137,900	-	17,400	-
Advances given	-	-	3,000	-
Amount of outstanding balances
Advance lease rentals and refundable deposits made**	-	-	5,600	-
Lease rentals payable**	-	-	820	-

The following is a summary of the related party transactions for the year ended March 31, 2019:

				Key
	Holding			Management
Transactions	Company	Associates	Others	Personnel
Consultancy services received	-	-	-	300
Sitting fees paid	-	-	-	1,270
Salaries and other short term benefits	-	-	-	38,032
Contributions to defined contribution plans	-	-	-	1,675
Share based payment transactions	-	-	-	-
Lease rentals paid**	1,190	-	4,535	-
Dividend paid	133,677	-	17,436	-
Call money received	900,000	-	-	-
Amount of outstanding balances
Advance lease rentals and refundable deposits made**	-	-	2,600	-
Lease rentals payable**	-	-	563	-

**During the year 2011-12, the Group had entered into a lease agreement with M/s Raju Vegesna Infotech and Industries Private Limited, the holding Group, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 75 (Rupees Seventy Five Thousand) per month. Subsequently, the Group entered into an amendment agreement with effect from April 1, 2013, providing for automatic renewal for a further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years. Subsequently on account of expiry of the said agreement, the Group entered into a fresh agreement for a period of three years effective February 1, 2021 on a rent of ₹ 114 (Rupees One Lakh Fourteen Thousand Only) per month.

During the year 2011-12, the Group had also entered into a lease agreement with M/s Raju Vegesna Developers Private Limited, a Group in which Mr. Ananda Raju Vegesna, Executive Director of the Group and Mr. Raju Vegesna, Chairman and Managing director of the Group exercise significant influence, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 30 (Rupees Thirty Thousand) per month. The agreement provides for the automatic renewal for further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years. Subsequently on account of expiry of the said agreement, the Group entered into a fresh agreement for a period of three years effective February 1, 2021 on a rent of ₹ 46 (Rupees Forty Six Thousand) per month.

During the year 2010-11, the Group had entered into a lease agreement with Ms. Radhika Vegesna, daughter of Mr. Anand Raju Vegesna, Executive Director of the Group, to lease the premises owned by her for a period of three years effective June 1, 2010 on a rent of ₹ 300 per month and payment of refundable security deposit of ₹ 2,600. This arrangement will automatically be renewed for a further period of two blocks of three years with all the terms remaining unchanged. Subsequently on account of expiry of the said agreement, the Group entered into a fresh agreement for a period of three years effective June 1, 2019 on a rent of ₹ 556 per month and payment of additional refundable security deposit of ₹ 3,000. This arrangement will automatically be renewed for a further period of two blocks of three years with all the terms remaining unchanged.

* Represents salaries and other benefits of Key Management Personnel comprising of Mr. Kamal Nath - Chief Executive Officer (Sify Technologies Limited), Mr. M P Vijay Kumar - Chief Financial Officer and Mr. C R Rao - Chief Operating Officer.

# ₹ 500,000 towards Cumulative non-convertible Redeemable preference shares issued from Print house (India) Private limited to Ramanand Developers private limited with the tenure of 20 years from the date of allotment which will carry a preferential dividend of 9% per annum, payable till redemption

34.	Financial instruments

Financial instruments by category

 The carrying value and fair value of financial instruments by each category as of March 31, 2021 were as follows:

		Financial
		assets/		Financial
		liabilities	Financial	assets /
		at	assets /	liabilities	Total
		amortised	liabilities at	at	carrying	Total fair
Particulars	Note	costs	FVTPL	FVTOCI	value	value
Assets
Cash and cash equivalents	8	5,502,054	-	-	5,502,054	5,502,054
Other assets	10	375,802	-	-	375,802	375,802
Trade receivables	13	8,520,118	-	-	8,520,118	8,520,118
Other receivables	13	79,830	-	-	79,830	79,830
Other investments	15	210,528	-	1,710	212,238	212,238
Liabilities
Bank overdraft	8	123,666	-	-	123,666	123,666
Lease liabilities	7	2,202,649	-	-	2,202,649	2,202,649
Other liabilities	18	216,284	-	-	216,284	216,284
Borrowings from banks	19	7,174,373	-	-	7,174,373	7,174,373
Borrowings from others	19	2,234,856	-	-	2,234,900	2,234,900
Trade and other payables	20	8,185,844	-	-	8,185,844	8,185,844
Derivative financial liabilities	20	8,079	-	-	8,079	8,079

The carrying value and fair value of financial instruments by each category as of March 31, 2020 were as follows:

		Financial
		assets/		Financial
		liabilities	Financial	assets /
		at	assets /	liabilities	Total
		amortised	liabilities at	at	carrying	Total fair
Particulars	Note	costs	FVTPL	FVTOCI	value	value
Assets
Cash and cash equivalents	8	2,651,085	-	-	2,651,085	2,651,085
Other assets	10	350,972	-	-	350,972	350,972
Trade receivables	13	9,631,400	-	-	9,631,400	9,631,400
Other receivables	13	139,122	-	-	139,122	139,122
Other investments	15	210,262	-	1,710	211,972	211,972
Liabilities
Bank overdraft	8	1,235,794	-	-	1,235,794	1,235,794
Lease liabilities	7	1,826,210	-	-	1,826,210	1,826,210
Other liabilities	18	77,746	-	-	77,746	77,746
Borrowings from banks	19	5,985,628	-	-	5,985,628	5,985,628
Borrowings from others	19	2,117,108	-	-	2,117,108	2,117,108
Trade and other payables	20	8,366,215	-	-	8,366,215	8,366,215
Derivative financial liabilities	20	-	428	-	428	428

Details of financial assets hypothecated as collateral

The carrying amount of financial assets as at March 31, 2021 and 2020 that the Group has provided as collateral for obtaining borrowings and other facilities from its bankers are as follows:

	As of
	March 31, 2021	March 31, 2020
Cash and cash equivalents	5,147,534	9,692,810
Other receivables & assets	368,650	2,461,808
Trade receivables	8,373,011	508,419
	13,889,195	12,663,037

Derivative financial instruments

(a)	Forwards and options

Foreign exchange forward contracts and options are purchased to mitigate the risk of changes in foreign exchange rates associated with certain payables, receivables and forecasted transactions denominated in certain foreign currencies. These derivative contracts do not qualify for hedge accounting under IFRS 9 and are initially recognized at fair value on the date the contract is entered into and subsequently re-measured at their fair value. Gains or losses arising from changes in the fair value of the derivative contracts are recognized immediately in profit or loss. The counterparties for these contracts are generally banks or financial institutions. The following table gives details in respect of the notional amount of outstanding foreign exchange contracts as at March 31, 2021 and 2020.

	As of
	March 31, 2021	March 31, 2020
Forward contracts
In U.S. Dollars (Sell)	-	2,140
In U.S. Dollars (Buy)	-	-

The Company recognized a net loss on the forward contracts of ₹ 13,687 (March 31, 2020: ₹8,660 – Net Loss) for the year ended March 31, 2021.

The forward exchange contracts and option contracts mature between one and twelve months. The table below summarizes the notional amounts of derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

As of
	March 31, 2021	March 31, 2020
Buy:	(US $)	(US $)
Not later than one month	-	-
Later than one month and not later than three months	-	2,140
Later than three months and not later than six months	-	-
Later than six months and not later than one year	-	-

(b)	Cross Currency Swap:

The Group has entered into Cross Currency Swaps in order to hedge the cash flows arising out of the Principal and Interest payments of the underlying External Commercial Borrowing denominated in USD. The period of the swap contracts is co terminus with the period of the underlying ECB. As per the terms of the arrangement, the Company shall pay INR fixed and receive fixed USD principal and interest cash flows during the term of the contract. The swap arrangement is marked to market at the end of every period and losses are recognised in the Statement of Income. The swap contracts outstanding balances as on March 31, 2021 is as follows.

Particulars	Value of the outstanding INR term loan	Value of the outstanding USD principal		Mark to Market losses/ (gain)
Tranche 1	1,470,000	USD	20,000	-
Tranche 2 (Undrawn)	2,205,000	USD	30,000	-
Total	3,675,000	USD	50,000	-

The maturity of these contracts extends for five years and six months. The table below summarizes the cash flows (principal) of these derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

	As at		As at
Particulars	'March 31, 2021		'March 31, 2021
	Payable (USD)	Receivable (INR)	Payable (USD)	Receivable (INR)
Less than 1 year	5,000	367,500	-	-
One to two years	10,000	735,000	-	-
Two to three years	10,000	735,000	-	-
Three to four years	10,000	735,000	-	-
Four to five years	10,000	735,000	-	-
More than five years	5,000	367,500	-	-
Total cash flows	50,000	3,675,000	-	-

The Group recognized a net loss on the cross currency swaps of ₹ Nil [Previous year : ₹ Nil for the year ended March 31, 2021.

(c)	Interest Rate Swap:

The Group has entered into Interest Rate Swaps in order to hedge the cash flows arising out of the Interest payments of the underlying ECB. The period of the swap contract is co terminus with the period of the underlying ECB. As per the terms of the arrangement, the Company shall pay fixed rate of interest (8.9%) and receive variable rate of interest equal to LIBOR + 2.5% on notional amount. The swap arrangement is marked to market at the end of every period and losses are recognised in the Statement of income.

The maturity of these contracts extends for five years and six months. The table below summarizes the cash flows (interest) of these derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

	As of
	March 31, 2021		March 31, 2020
	Receivable (US $)	Payable (US $)	Receivable (US $)	Payable (US $)
	1,210	323,043
Less than 1 year	1,126	269,994	4	8
One to two years	855	205,072	-	-
Two to three years	580	139,164	-	-
Three to four years	308	73,749	-	-
Four to five years	52	12,366	-	-
Total cash flows	4,131	1,023,388	4	8

* Amount below rounding off norm adopted by the Group

Total notional amount outstanding as of March 31, 2021 is US $ 2,000 (March 31, 2020: US $ 492).

Net loss on account of interest rate swaps amount to ₹ 8,079 for the year ended March 31, 2021 (March 31, 2020: ₹ 1,742– Net loss).

Fair value measurements:

The details of assets and liabilities that are measured on fair value on recurring basis are given below:

	Fair value as of March 31, 2021			Fair value as of March 31, 2020
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Derivative financial assets – gain on outstanding forward/options contracts	-	-	-	-	-	-
Liabilities
Derivative financial liabilities – loss on outstanding forward/options contracts	-	-	-	-	-	326
Derivative financial liabilities - loss on outstanding cross currency swaps	-	-	-	-	-	-
Derivative financial liabilities - loss on outstanding interest rate swaps	-	-	8,079	-	-	102

•	Level 1 – unadjusted quoted prices in active markets for identical assets and liabilities.
•	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
•	Level 3 – unobservable inputs for the asset or liability.

Interest income/ (expenses), gains/ (losses) recognized on financial assets and liabilities

Recognized in profit or loss

	Year ended
	March 31, 2021	March 31, 2020	March 31, 2019
Financial assets at amortised cost
Interest income on bank deposits	56,134	32,094	26,025
Interest income from other financial assets	26,700	161,826	20,289
Impairment loss of trade receivables	(755,495)	(479,747)	(536,290)

Financial assets at fair value through profit or loss
Net change in fair value of derivative financial instruments gain/(loss)	8,079	380	1,247

Financial liabilities at amortised cost
Interest expenses on lease obligations	(178,300)	(171,824)	(14,747)
Interest expenses on borrowings from banks, others and overdrafts	(714,121)	(764,398)	(617,087)

35.	Financial Risk Management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risk

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

Exposure to credit risk

The gross carrying amount of financial assets, net of any impairment losses recognized represents the maximum credit exposure. The maximum exposure to credit risk as of March 31, 2021 and 2020 was as follows:

	March 31, 2021	March 31, 2020
Cash and cash equivalents	5,502,055	2,651,085
Other assets	375,802	350,972
Trade receivables	8,520,118	9,631,400
Other receivables	79,830	139,122
Other investments	212,238	211,972
	14,690,043	12,984,551

Impairment for financial assets

Allowances for impairment for trade receivables have been provided based on Expected Credit Loss Method adopting a simplified approach provided in IFRS 9. The age analysis of trade receivables has been considered from the date of invoice. The ageing of trade receivables, net of allowances, is given below:

Period (in days)	March 31, 2021	March 31, 2020
Less than 365 days	7,849,050	8,013,316
More than 365 days	671,068	1,618,084
	8,520,118	9,631,400

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

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As of March 31, 2021

	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years	>5 years
Non-derivative financial liabilities
Bank overdrafts	123,666	123,666	123,666	-	-	-
Lease liabilities	2,202,649	4,112,926	539,700	846,466	564,160	2,162,600
Other liabilities	216,284	216,284	216,284	-	-	-
Borrowing from banks	7,174,373	7,790,696	5,139,600	1,947,856	703,311	-
Borrowings from others	2,234,856	2,392,608	1,032,130	726,739	133,783	500,000
Trade and other payables	8,185,844	8,185,844	8,185,844	-	-	-
	20,137,672	22,822,024	15,237,224	3,521,061	1,401,254	2,662,600

As of March 31, 2020

	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years	>5 years
Non-derivative financial liabilities
Bank overdrafts	1,235,558	1,235,558	1,235,558	-	-	-
Lease liabilities	1,826,210	2,967,267	464,548	610,652	408,237	1,483,830
Other liabilities	77,746	77,746	77,746	-	-	-
Borrowing from banks	5,985,627	6,611,502	3,533,733	2,214,884	862,885	-
Borrowings from others	2,125,337	2,370,448	1,341,784	1,005,697	22,967	-
Trade and other payables	8,366,215	8,366,215	8,366,215	-	-	-
	19,616,693	21,628,736	15,019,584	3,831,233	1,294,089	1,483,830

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

Currency risk: The Group’s exposure in US $, Euro and other foreign currency denominated transactions gives rise to Exchange Rate fluctuation risk. Group’s policy in this regard incorporates:

•	Forecasting inflows and outflows denominated in US$ for a twelve-month period
•	Estimating the net-exposure in foreign currency, in terms of timing and amount
•	Determining the extent to which exposure should be protected through one or more risk-mitigating instruments to maintain the permissible limits of uncovered exposures.
•	Carrying out a variance analysis between estimate and actual on an ongoing basis and taking stop-loss action when the adverse movements breach the 5% barrier of deviation, subject to review by Audit Committee.

The Group’s exposure to foreign currency risk as of March 31, 2021 was as follows:

All amounts in respective currencies as mentioned (in thousands)

	US $	AUD	CHF	EUR	GBP	DHS	HK $	SG $
Cash and cash equivalents	3,066	-	-	-	109	-	-	-
Trade receivables	28,648	-	-	62	28	-	-	-
Trade payables	(25,065)	(14)	-	(48)	-	(30)	(59)	-
Foreign currency loan	(8,225)	-	-	-	-	-	-	-
Net balance sheet exposure	(1,576)	(14)	-	14	137	(30)	(59)	-

The Group’s exposure to foreign currency risk as of March 31, 2020 was as follows:

All amounts in respective currencies as mentioned (in thousands)

	US $	AUD	CHF	EUR	GBP	DHS	HK $	SG $
Cash and cash equivalents	3,173	-	-	-	108	-	-	-
Trade receivables	17,406	-	-	47	40	-	-	-
Trade payables	(9,366)	-	(1)	(26)	7	(51)	(3)	(51)
Foreign currency loan	(9,688)	-	-	-	-	-	-	-
Net balance sheet exposure	1,525	-	(1)	21	155	(51)	(3)	(51)

Sensitivity analysis

A 10% strengthening of the rupee against the respective currencies as of March 31, 2021 and 2020 would have increased / (decreased) other comprehensive income and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2020.

	Other comprehensive income	Profit or ( loss)
March 31, 2021	-	10,122
March 31, 2020	-	12,001

A 10% weakening of the rupee against the above currencies as of March 31, 2021 and 2020 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Interest Rate Risk: Interest rate risk is the risk that an upward movement in interest rates would adversely affect the borrowing costs of the group.

Profile

At the reporting date the interest rate profile of the Group’s interest –bearing financial instruments were as follows:

	Carrying amount
	March 31, 2021	March 31, 2020
Fixed rate instruments
Financial assets
- Fixed deposits with banks	3,049,337	548,348
- Investment in debt securities	210,510	210,262

Financial liabilities
- Borrowings from banks	245,874	308,748
- Borrowings from others	2,522,919	2,221,885

Variable rate instruments
Financial liabilities
- Borrowings from banks	6,928,399	5,676,879
- Bank overdrafts	123,566	1,235,558

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

Cash flow sensitivity for variable rate instruments

An increase of 100 basis points in interest rates at the reporting date would have increased / (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis has been performed on the same basis as 2020.

	Equity	Profit or (loss)
March 31, 2021	-	(43,823)
March 31, 2020	-	(56,244)

A decrease of 100 basis points in the interest rates at the reporting date would have had equal but opposite effect on the amounts shown above, on the basis that all other variables remain constant.

36.	Issue of shares on a private placement basis to the existing promoter group

On August 4, 2010, the Board of Directors of the Company approved the issuance, in a private placement, of up to an aggregate of 125,000,000 of the Company’s equity shares, par value ₹ 10 per share (“Equity shares”) at a discount compared to market value of , for an aggregate purchase price of ₹ 4,000,000, to a group of investors affiliated with the Company’s promoter group, including entities affiliated with Mr. Raju Vegesna, the Company’s CEO, Chairman and Managing Director and Mr. Ananda Raju Vegesna, Executive Director and brother of Mr. Raju Vegesna (the “Offering”). The Company’s shareholders approved the terms of the Offering at the Company’s Annual General Meeting held on September 27, 2010.

On October 22 2010, the Company entered into a Subscription Agreement with Mr. Ananda Raju Vegesna, acting as representative (the “Representative”) of the purchasers in connection with the Offering. In pursuance of the Agreement, the Company issued and allotted 125,000,000 equity shares to M/s. Raju Vegesna Infotech and Industries Private Limited (“RVIIPL”), a promoter group Company. In accordance with Indian law, the purchase price is to be paid at such time as determined by Board of Directors of the Company.

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

During the year ended March 31, 2019, the Company has called–up and received a sum of ₹ 10 per share and hence the shares have become fully paid up.

As of March 31, 2021, entities affiliated with our CEO, Chairman and Managing Director, Raju Vegesna, beneficially owned approximately 84.53% of our outstanding equity shares.

37.	Corporate Social Responsibility (CSR) expenditure

Section 135 of the Companies Act, 2013, requires Company to spend towards Corporate Social Responsibility (CSR). The Company is expected to spend ₹ 20,400 towards CSR in compliance of this requirement. A sum of ₹ 20,400 has been spent during the current year towards CSR activities as per details given below.

		Amount (₹)
Organization	2020-21	2019-20
VIRRD Trust, Dwarakha Tirumala	19,000	15,000
M/s Sri Saraswathi Vidya Peetham	-	500
Voluntary Health Services Hospital, Taramani	1,400	1700
Total	20,400	17,200

38.	Capital Management

The Group's capital comprises equity share capital, share premium, and other equity attributable to equity holders. The primary objective of Group's capital management is to maximize shareholders value. The Group manages its capital and makes adjustment to it in light of the changes in economic and market conditions. The Group does so by adjusting dividend paid to shareholders. The total capital as on March 31, 2021 is ₹ 13,165,475 (Previous Year: ₹ 11,351,308). No changes were made in the objectives, policies or processes for managing capital of the Group during the current and previous year.

Item 19. Exhibits

Number	Description

1.1	Amended Articles of Association of Sify Technologies Limited. (1)

1.2	Memorandum of Association of Sify Technologies Limited. (2)

1.3	Amendment of Memorandum of Association. (3)

2.1	Description of Securities registered under Section 12 of the Exchange Act (18)

2.2	Deposit Agreement, dated as of October 18, 1999, among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depository Shares evidenced by American Depository Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (4)

2.3	Amendment No. 1 to Deposit Agreement among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depository Shares evidenced by American Depository Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (4)

2.4	Amendment No. 2 to Deposit Agreement among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depository Shares evidenced by American Depository Receipts issued thereunder (including, as an exhibit, the form of American Depository Receipt). (5)

2.5	Subscription Agreement dated November 10, 2005 between Sify Technologies Limited and Infinity Capital Ventures, LP. (9)

2.6	Standstill Agreement dated November 10, 2005 by and among Sify Technologies Limited, Infinity Capital Ventures, LP and Mr Raju Vegesna. (9)

2.7	Shareholders’ Agreement dated December 20, 2005 between Sify Technologies Limited, Infinity Satcom Universal (P) Limited, and Sify Communications Limited (erstwhile subsidiary). (10)

2.8	Shareholders’ Agreement dated November 25, 2005 between Sify Technologies Limited and Man Financial. (11)

4.1	Associate Stock Option Plan 2000 (6)

4.2	Associate Stock Option Plan 2002 (6)

4.3	Associate Stock Option Plan 2005 (12)

4.4	Associate Stock Option Plan 2007 (14)

4.5	Associate Stock Option Plan 2014

4.6	Form of Indemnification Agreement. (7)

4.7	License Agreement for Provision of Internet Service, including Internet Telephony dated as of April 1, 2002 by and between Sify Technologies Limited and the Government of India, Ministry of Communications and Information Technology, Department of Telecommunications, Telecom Commission. (3)

4.8	Bank Guarantee, dated as of November 4, 1998. (2)

4.9	Agreement, dated November 10, 2004, between Sify Technologies Limited, Satyam Computer Services Limited, SAIF Investment Company Limited and Venture Tech Solutions Pvt. Ltd. (8)

4.10	Subscription Agreement dated March 24, 2008 between Sify Technologies Limited and Infinity Satcom Universal Private Limited. (13)

4.11	Scheme of Amalgamation between Sify Communications Limited with Sify Technologies Limited and their respective shareholders (15)

4.12	Subscription agreement dated October 22, 2010 between Sify Technologies Limited and Mr. Ananda Raju Vegesna, Representative of the entities and affiliates in India of Mr. Raju Vegesna, CEO, Chairman and Managing Director of the Company. (16)

4.13	Amendment to subscription agreement dated September 7, 2011between Sify Technologies Limited and Mr. Ananda Raju Vegesna, Representative of the entities and affiliates in India of Mr. Raju Vegesna, CEO, Chairman and Managing Director of the Company. (17)

8.1	List of Subsidiaries.

11.1	Code of Conduct and Conflict of Interest Policy (6)

12.1	Rule 13a-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a) Certification of Chief Financial Officer

13.1	Section 1350 Certification of Chief Executive Officer

13.2	Section 1350 Certification of Chief Financial Officer

15.1	Consent of ASA & Associates LLP in respect of the Sify Technologies Limited

(1)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.

(2)	Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Commission on October 4, 1999 and incorporated herein by reference.

(3)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.

(4)	Previously filed as an exhibit to the Post-Effective Amendment No. 1 to Form F-6 filed with the Commission on January 5, 2000 and incorporated herein by reference.

(5)	Previously filed as an exhibit to the Registration Statement on Form S-8 (File No. 333-101322) filed with Commission on November 20, 2002 and incorporated herein by reference.

(6)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 29, 2004 and incorporated herein by reference.

(7)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-2 filed with the Commission on October 13, 1999 and incorporated herein by reference.

(8)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 30, 2004 and incorporated herein by reference.

(9)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 21, 2005 and incorporated herein by reference.

(10)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 7, 2005 and incorporated herein by reference.

(11)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 23, 2005 and incorporated herein by reference.

(12)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 30, 2006 and incorporated herein by reference.

(13)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on April 14, 2008 and incorporated herein by reference.

(14)	Previously filed as an exhibit to the Report on Form 20-F filed with the Commission on October 11, 2008 and incorporated herein by reference.

(15)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on January 23, 2009 and incorporated herein by reference.

(16)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 15, 2010 and incorporated herein by reference.

(17)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on September 8, 2011 and incorporated herein by reference.

(18)	Previously filed as an exhibit to the Report on Form 20-F filed with the Commission on July 29, 2020 and incorporated herein by reference.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SIFY TECHNOLOGIES LIMITED

	By:	/s/ Raju Vegesna
	Name:	Raju Vegesna
	Title:	CEO & Managing Director

	By:	/s/ M P Vijay Kumar
	Name:	M P Vijay Kumar
Date: July 28, 2021	Title:	Chief Financial Officer

