Form 20-F
period 2022-03-31
SIFY TECHNOLOGIES LTD
filed 2022-06-10
CIK 1094324

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended March 31, 2022.
Or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from ___________ to ___________
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

182,742,369 Equity Shares.

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

Yes
☑
No
☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer or an emerging growth
c
ompany. See definition of “large accelerated filer,” and “accelerated filer,” and “emerging growth
c
ompany” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
Emerging growth c ompany ☐

If an emerging growth
c
ompany that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.
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
“
Sify”, “SifyMax.in,”, “Sify e-port
s
” and “Sify online” are trademarks used by us for which we have already obtained registration certificates in India. All other trademarks or trade names used in this Annual Report on Form 20-F for the year ended March 31, 2021 (the “Annual Report”) are the property of their respective owners. In this Annual Report, references to “$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “₹”, “Rs.,” “rupees” or “Indian rupees” are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to the “Group” mean Sify Technologies Limited and its subsidiaries. References to “equity shares” refer to our Indian Equity Shares, which are not traded on an exchange in India or the United States. References to “ADSs” refer to our American Depositary Shares, which are traded on the NASDAQ Capital Market under the symbol “SIFY.”

For your convenience, this Annual Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this Annual Report, all translations from Indian rupees to U.S. dollars contained in this Annual Report have been based on the reference rate in the City of Mumbai on March 31, 2022 for cable transfers in Indian rupees as published by the Reserve Bank of India (RBI), which was ₹75.8071 per US $1.00.

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

Information contained in our websites, including our corporate website,
www.sifytechnologies.com
, is not part of this Annual Report.

Forward-Looking Statements

This Annual Report contains “forward-looking statements”, as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘may’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘should’ and similar expressions. Those statements include, among other things, risks and uncertainties regarding the COVID-19 pandemic and the Russian invasion of Ukraine (including the related adverse impact on the global supply chain and prices of various commodities, and the effect of measures taken by government and others \in response to such events), the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may
cause actual results or outcomes to
differ from
those implied by the forward-looking statements include, but are not limited to, those discussed in the “Risk Factors” section of this Annual Report.
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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

Summary of Consolidated Financial Data

You should read the summary of consolidated financial data below in conjunction with the Company's consolidated financial statements and the related notes, as well as the section entitled “Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report. The summary of consolidated statements of income data for the five years ended March 31, 2022, 2021, 2020, 2019 and 2018 and the summary of consolidated Statement of Financial Position as of March 31, 2022, 2021, 2020, 2019 and 2018 have been derived from our audited consolidated financial statements and related notes to the consolidated financial statements which were prepared and presented in accordance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB). Historical results are not necessarily indicative of future results.

Sify Technologies Limited
Consolidated Statement of Income
(In thousands of Rupees, except share and per share data and as otherwise stated)

	Year ended March 31,
	2022 ₹	2021 ₹	2020 ₹	2019 ₹	2018 ₹	2022 Convenience translation into US$ in thousands, except share and per share data
						(See Note 1)
Revenue	27,025,675	24,319,542	22,952,067	21,546,885	20,685,613	356,506
Cost of goods sold and services rendered	(16,042,056)	(14,702,534)	(14,364,827)	(13,602,224)	(13,434,950)	(211,617)
Other income	130,728	155,993	97,155	217,216	189,738	1,724
Selling, general and administrative expenses	(4,943,575)	(4,546,756)	(4,513,646)	(4,874,620)	(4,394,814)	(65,213)
Depreciation and amortization	(3,298,047)	(2,835,632)	(2,290,777)	(1,533,912)	(1,754,537)	(43,506)
Profit / (loss) from operating activities	2,872,725	2,390,613	1,879,972	1,753,345	1,291,050	37,894

Finance income	73,577	172,319	193,877	46,314	129,325	971
Finance expenses	(1,098,096)	(962,656)	(1,054,133)	(728,344)	(496,780)	(14,485)
Net finance income / (expense)	(1,024,519)	(790,337)	(860,256)	(682,030)	(367,455)	(13,514)
Profit / (loss) before tax	1,848,206	1,600,276	1,019,716	1,071,315	923,595	24,380
Income tax (expense) / benefit	(590,261)	(68,414)	(314,339)	(2,612)	(194)	(7,786)
Profit / (loss) for the year attributable to equity holders	1,257,945	1,531,862	705,377	1,068,703	923,401	16,594

Earnings per share
Basic earnings per share	6.89	8.53	3.94	6.92	6.14	0.10
Diluted earnings per share	6.73	8.45	3.90	6.86	6.11	0.09

Dividend paid per share *
Fully paid up (₹ 10 per share)	-	-	-	1.20	1.20	-
Partly paid up (₹ 7.75 per share)	-	-	-	1.04	0.93	-

* Excluding dividend distribution tax

Particulars
(Rupees in thousands, except share and per share data)
Balance Sheet data

	March 31,					Convenience translation into US$ in thousands, except share and per share data (see note 1 )
	2022	2021	2020	2019	2018	2022
	₹	₹	₹	₹	₹	$
Cash and cash equivalents including restricted cash	4,574,013	5,502,055	2,651,085	2,247,975	2,288,121	60,337

Net current assets	902,004	286,606	142,564	2,671,491	1,851,124	11,897

Total assets	47,067,377	36,664,591	34,255,392	29,936,178	24,462,104	620,882

Total equity attributable to equity shareholders of the Company	14,476,203	13,165,475	11,351,308	10,778,828	9,004,953	190,961

Capital Stock	21,516,405	21,463,328	21,163,069	21,156,342	20,212,444	283,831
No of equity shares	182,742,369	182,238,069	179,223,247	179,144,347	178,684,647

Cash Flow Data
Net cash provided by / (used in):
Operating activities	2,244,668	6,966,708	5,042,818	1,441,380	2,120,604	29,609
Investing activities	(7,593,341)	(3,618,613)	(4,326,319)	(3,973,682)	(1,794,304)	(100,166)
Financing activities	4,169,940	618,372	3,921	3,054,389	(1,048,056)	55,008

Notes

1.	Reference to shares and per share amounts refers to our equity shares. Our outstanding equity shares include equity shares held by a depository underlying our ADSs. Effective September 24, 2002, one ADS represented one equity share.

Exchange Rates

Our functional currency is the Indian rupee. The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables.

Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will also affect the U.S. dollar equivalent of the Indian rupee price of our equity shares on the Indian stock exchanges and, as a result, will likely affect the market price of our American Depositary Shares (ADSs). Such fluctuations also impact the U.S. dollar conversion by the depositary of any cash dividends paid in Indian rupees on our equity shares represented by the ADSs

On March 31, 2022, the reference rate in the City of Mumbai for cable transfers in Indian rupees as published by RBI was ₹ 75.8071.

On June 10, 2022, the reference rate in the City of Mumbai for cable transfers in Indian rupees as published by RBI was ₹ 77.8400.

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

Summary of Risk Factors

The following is the summary of risks we face, organized under relevant headings. The list below is not exhaustive, and you should read the “Risk Factors” section in full.

Risks related to our
Company and Industry:

•
We may incur losses in the future and we may not achieve or maintain profitability due to pricing pressure and less than optimum capacity and asset utilisation rates, intense competition, ability to manage costs, ability to meet licence conditions and export obligations.

•
Our ability to innovate our service offerings, delivery models, procurement and financing models, our ability to manage fixed and semi-variable costs when there is uncertainty of future revenue may impact our profitability and ability to sustain our business

•	Our ability to qualify for high value government contracts, increasing exposure to government contracts may affect working capital and expose to additional risks of compliance and litigations.
•	Our ICT play of offering end-to-end managed services may not materialize, which could adversely affecting our business strategy and growth
•	Customer retentions, cancellations and renewals may fail to meet our projections, negatively affect revenue and adversely impact our profitability and operations
•	Our network centric services are subject to following specific risks:
o	Disruptions to our network infrastructure may increase our expenses and cause us to lose customers due to bad service levels
o
Our ability to cover the entire geography across which we propose to operate may face technical and structural obstacles that could impact our growth of our network business and retention of existing customers

o	Additional licensing fee and changes in spectrum allocation may adversely impact our wireless service delivery of our network business
o	Due to declining revenue contribution relative to increases in related sales volume, our network business may experience declining growth rates in the future.
o	Significant changes in licencing or delicencing or the levy of additional fees for existing or new spectrum may adversely affect our business
o	Limitation of overall capacity of the infrastructure and our reliance on other service providers may limit expansion
•	Our data center services are subject to following specific risks:
o
Due to huge demands of power, our data centers may not be competitive in terms of environmentally protective features, and our ability to manage power costs may adversely affect operations and profitability

o	Disruption in availability of power and alternative fuel may affect our profitability
o	Longer implementation cycle may result in working capital shortfall, anticipated capital requirements may not be met with short term funds generated from operations,
•	Our digital services are subject to following specific risks:
o	Our ability to meet the changing demands with redefined service offerings may affect our profitability and operations
o	Security breaches may have material adverse effect on our customers and thereby operations and profitability
o	Failure to meet the specified SLAs and quality on sub-contracting of sensitive segments of customer contracts may affect the profitability and ability to continue the business
o
Lack of improvement in skills, evolving tools and applications, emergence of enterprise software suites, artificial intelligence, robotics, machine learning and ability to hire and retain highly skilled employees may affect the growth and profitability.

Risks related to regulations and compliance

•
Any failure on our part to comply with regulations related to our business such as Information Technology Act 2000, Telecom Regulatory Authority of India (TRAI), could expose us to fines and penalties that would negatively impact our profitability

•	New and changing regulatory compliance, corporate governance and public disclosure requirements add uncertainty to our compliance policies and increase our cost of compliance
•
In the event that the government of India or the government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability.

•
Indian laws limit our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.

Risks related to the ADS and our Trading Market

•	Our ability to meet continued listing conditions, particularly the requirement of ADS price to be above $1 because of limited liquidity may affect the ADS holders
•
Volatility of market prices, interests of our significant shareholder, ability to exercise voting rights, sales of shares by our existing shareholders, tax laws on dividends and dividend policy of the company may affect the ADS holders

•	Regulations on Foreign Exchange to convert dividends declared in Indian Rupee to USD may affect the ADS holders

Risks related to Investments in Indian companies

•	Changes in the policies of the government of India or political instability may adversely affect economic conditions in India generally, which could impact our business and prospects.
•	Regional conflicts in the South Asian region could adversely affect Indian economy, disrupt our operations and cause our businesses to suffer
•	Terrorist attacks could adversely affect our business, results of operations and financial condition
•	Frequent natural disasters due to climate changes globally could affect our operations

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

IT spending of customers is often driven by the growth in revenue of customers. Global economic slowdown in the past has reduced the IT spending budgets of our customers and have in the past adversely affected and may in the future adversely affect our revenue, profitability and results of operation.. Currency fluctuations will also lead to variations in revenue. The Infrastructure Managed Services, National Long Distance (‘NLD’) / International Long Distance (‘ILD’) business and eLearning may be affected in terms of prices and growth.

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

We operate in extremely competitive markets where the investment capability and the size of the competitors are much larger than us. For instance, Our corporate network services compete with well-established companies, including Reliance jio, Bharti Airtel, Tata Communications Limited, the Government-owned telecom companies, Bharat Sanchar Nigam Limited and Mahanagar Telephone Nigam Limited

The large players, may enjoy significant competitive advantages over us, including greater financial resources, which could allow them to charge prices that are lower than ours in order to attract customers. These factors could result in actual average selling prices of our services. The retail internet market has seen significant reduction in prices by all operators due to pricing strategy of certain players. This has significantly affected the customer base and the average revenue per user of the existing operators. We may see similar trends in enterprise market as well, which may have an adverse effect on our revenues and operating margins. We expect the market for Internet access and other connectivity services to remain extremely price competitive. Increased competition may result in operating losses, loss of market share and diminished value in our services, as well as different pricing, service or marketing decisions. In addition, competition may generally cause us to incur unanticipated costs associated with research and product development. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as the availability of skilled employees in India, the price at which our competitors offer comparable services, and the extent of our competitors’ responsiveness to their clients’ needs. We cannot assure you that we will be able to successfully compete against current and future competitors, or that we will not lose key employees or customers to such competitors, which may adversely affect our business and results of operations.

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

We face the risk that fundamental changes may occur in the delivery of connectivity services in India. The internet market has seen significant changes in the recent past from connecting fixed offices/locations to connecting mobile devices to connecting disparate automated devices and to continue to be relevant in this dynamic and disruptive environment, we will have to develop new technology or modify our existing technology to accommodate these developments. Our pursuit of these technological advances, whether directly through internal development or by third-party license, may require substantial time and money. We may be unable to adapt our connectivity service business to alternate delivery means and new technologies may not be available to us at all. We provide wireless connectivity on the 5.7 GHz spectrum allotted to us by the Wireless Planning Commission. This spectrum has been de-licensed in the past
.
 This burdens the spectrum band utilized by us, limiting our ability to offer our services.
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

Data Center service typically requires significant investment of capital and resources by both our customers and us. A customer’s decision to utilize our colocation services, our managed services or our other services typically involves time-consuming contract negotiations regarding the service level commitments and other terms, and substantial due diligence on the part of the customer regarding the adequacy of our infrastructure and attractiveness of our resources and services. Our efforts in pursuing a particular sale or customer may not be successful. If our efforts in pursuing sales and customers are unsuccessful, our financial condition could be negatively affected. Costs to successfully deliver the customer requirements may result in higher costs than anticipated due to the longer implementation cycle affecting our financial results.

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

We cannot assure you that instances of breaches will not occur in future and any such instances may impact our reputation and cause adverse effect on our business or results of operations.

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

During the year,
revenue from one of the customers of

Group's Data center services segment is $ 40 Million which is more than 10% of the Group's total revenue. The services we offer for specific clients are likely to vary from year to year. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. A number of factors other than our performance could cause the loss of or reduction in business or revenue from a client, and these factors are not predictable. For example, a client may demand price reductions, change its outsourcing strategy or move work in-house. If we lose one of our major clients or if one of our major clients significantly reduces its volume of business with us, our revenues and profitability could be reduced.

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
Performance
Bank Guarantee depending upon the size of the tender. Any shortfall in service, inability to deliver committed SLA during the project may force the Government to invoke the performance
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

•
In addition, we operate within jurisdictions in which local business practices may be inconsistent with international regulatory requirements, including anti-corruption and anti-bribery regulations prescribed under the U.S. Foreign Corrupt Practices Act (“FCPA”), which, among other things, prohibits giving or offering to give anything of value with the intent to influence the awarding of Government contracts. Also, Prevention of Corruption (Amendment) Act 2013, (“PCA”) prohibits giving bribe to a public servant. Although we believe that we have adequate policies and enforcement mechanisms to ensure legal and regulatory compliance with the FCPA, PCA and other similar regulations, it is possible that some of our employees, subcontractors, agents or partners may violate any such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions, including penalties. If we fail to comply with legal and regulatory requirements, our business and reputation may be harmed.

Any of the above factors could have a material and adverse effect on our business or our results of operations
.

The global COVID-19 pandemic may directly or indirectly-- through macro-economic trends triggered by it, such as inflation and supply chain problems— adversely affect, our business, results of operations and financial condition, due primarily to impacts on the industries in which we and our customers operate.

The COVID-19 global pandemic has had numerous adverse effects on the global economy. Governmental shutdowns and mandated by governmental authorities or otherwise elected by companies as a preventative measure, adversely affected workforces, customers, consumer sentiment, economies and certain financial markets, and, along with decreased consumer spending, led to an economic downturn in many of the markets into which we sell our products and services.

Despite the overall recovery from the COVID-19 pandemic in many regions, certain global macro-economic conditions that were triggered, in large part, by the pandemic now threaten a downturn in economic conditions that could ruin the improved economic outlook achieved by the recovery from the pandemic. Supply chain delays and rising shipping costs, along with inflationary pressures due to the infusion of money into circulation as part of a “loose” monetary policy and low interest rates designed to ease economic conditions during the pandemic, now threaten economic prosperity globally, including in our target markets. We cannot predict what impact these new economic trends may have on our target markets and our expected results of operations.

We furthermore face uncertainty as to the degree and duration of the impact of these trends going forward, and as to the degree of successful macro-economic resistance to them. We do not know the impact of governmental measures (such as higher interest rates) targeted at maintaining economic prosperity in the aftermath of the trends triggered by the COVID-19 pandemic, or the degree of overall potentially permanent changes in consumer behavior that may have been caused by the pandemic. The inflationary trend, and higher interest rates in response to inflation, may contribute towards global economic weakness that is more than temporary.

Prolonged economic uncertainties or downturns in certain regions or industries could adversely affect our business materially. Our business depends on our current and prospective customers’ ability and willingness to invest money in our solutions and core systems, which in turn is dependent upon their overall economic health. Negative economic conditions in the global economy or certain regions such as India, the U.S. or Europe, including conditions resulting from financial and credit market fluctuations, could cause a decrease in corporate spending on products and services that we sell.

In addition, a significant portion of our revenue is generated from customers in the financial services industry, including banking and insurance. Negative economic conditions may cause customers in general, and in that industry in particular, to reduce their IT spending. Customers may delay or cancel projects, choose to focus on in-house development efforts or seek to lower their costs by renegotiating maintenance and support agreements. Additionally, customers may be more likely to make late payments in worsening economic conditions, which could require us to increase our collection efforts and incur additional associated costs to collect expected revenues. To the extent that the purchase of licenses for our software is perceived by customers and potential customers to be discretionary, our revenues may be disproportionately affected by delays or reductions in general IT spending. If economic conditions generally, or in the industries in which we operate specifically, worsen from present levels, the results of our operations could be adversely affected.

To the extent the COVID-19 pandemic hits hard once again, in any wave or via any variant of the virus, in India where a significant percentage of our worldwide employees are located, that may also adversely impact our operating results, as the resulting closures, restrictions and health problems for our workers may compromise our ability to service our customers in various regions of the world.

Russia’s invasion of Ukraine and related supply chain issues may directly or indirectly through macro-economic trends, countries’ and governments’ position on the invasion, sanctions or restrictions on trade, supply chain between countries pursuant to invasion may adversely affect our business and results of our operations

                Russia’s invasion of Ukraine has had numerous adverse effects on the global economy. Businesses have pulled out of Russia. Russia has stopped trade with many countries. The workforce in Ukraine is badly affected along with major exports from and to Ukraine casting huge impact on the global supply chain of various commodities. The effect of the invasion could not be estimated with certainty, but this may impact the businesses across the globe both in the short term and the long term with rising commodity prices and its demand, rising interest costs to counter inflationary conditions, loss in value of currencies. Any such adverse impact on the businesses could potentially affect our business, the mitigation for the same could not be planned with certainty due to the uncertainty of the impact the invasion could have. There could be cybersecurity threats, sanctions between countries due to the position taken by our government, any or all of which could affect our business and operating results significantly.

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

Government of India rolled out Goods and Service Tax (GST) effective from 1st July 2017. GST has subsumed several central, state and local tax laws such as excise duty, service tax, value added tax, central sales tax, entry tax, etc. The GST law prescribes compliance and procedures which are more comprehensive than prior tax laws. The GST Council has proposed a new process which allows credit to the Company based on the invoices uploaded by the vendors in their tax returns. Hence, tax credits will be available to the Company based on proper compliance by all the vendors and filing of returns on time. Any failure to comply with the requirement of law by the vendor may impact availment of input tax credit by the Company. This affects our working capital to a large extent resulting in excess amounts of cash available as balance with statutory authorities on which we do not earn any interest. We are also exposed to risks of non-compliance with the requirement of law which may affect our reputation and also result in litigations and penalties which may adversely affect our business and results of operations.

Changes in the policies of the government of India or political instability may adversely affect economic conditions in India generally, which could impact our business and prospects.

The government of India could change specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities which could adversely affect business and economic conditions in India generally, and our business in particular. We are dependent on RBI to pay all our forex expenses and also dividend. Any exchange controls regime impacting ability to remit monies will severely impact ability to deliver services and stock prices (dividend). The government of India has asserted there would be a Data Center Policy for the country to adopt which could provide certain incentives to data center providers. We may not be eligible for such benefits as an existing data center provider due to the conditions that could be specified in this regard. Even if we are eligible, the sustainability of such benefits depends on the policies of government of India which would adversely affect our business.

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

In connection with this Annual Report on Form 20-F, our management assessed our internal controls over financial reporting, and determined that our internal controls were effective as of March 31, 2022. However, we will undertake management assessments of our internal control over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified opinion regarding our internal control over financial reporting could harm our reputation and the price of our equity shares and ADSs.

We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and an increasing amount of time and attention of management in ensuring compliance related activities.

We have our ESG (Environmental Social and Governance) goals built in our business and operations strategy voluntarily without any
regulatory compliance requirement
. We regularly update and monitor our progress in this regard. We intend to achieve NET-ZERO impact on our ESG indicators. However, mandatory guidelines on ESG Reporting may have an impact on growth of the company as there may be investments or expenses that are not part of our strategy on ESG.

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

•	Submission of Carbon foot print report from the financial year 2011-12 and also to submit a carbon foot print report twice a year from the financial year 2013-14, for the six months ending September 30, before 15 th
of November and for the six months ending March 31, by 15
th
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

We may face additional compliance procedures and litigations due to internal reorganization

                We have performed an internal reorganisation where the businesses from Sify Technologies Limited was transferred to wholly owned subsidiaries Sify Infinit Spaces Limited and Sify Digital Services Limited during the financial year 2020-2021 effective February 1, 2021 but with retrospective effect from April 1, 2020. The reorganization was done vide Business Transfer Agreement. The company did not go through the conventional mechanism of going through National Company Law Tribunal (NCLT) procedures for retrospective application as this would involve longer time period. Though the Court procedure is not a mandatory procedure as per local laws, the tax and other authorities may refuse benefits and transfers pursuant to the agreement resulting in litigations. The costs of compliance would increase as a result.

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

The company has in the past on multiple occasions, received notice of non-compliance from SEC when the share prices were below $1.00 per share and was given 180 days to regain compliance. Though the Company regained compliance with the NASDAQ continued listing requirements in the past, we may not be able to meet the continued listing requirements of NASDAQ in the future. If we are unable to satisfy the NASDAQ criteria for maintaining our listing, our securities could be subject to delisting. As a consequence of any such delisting, our ADS holders would likely find it more difficult to dispose of or to obtain accurate quotations as to the prices of our securities, and there would likely be less liquidity in our stock. In the event of a delisting, we could face significant material adverse consequences including a limited availability of market quotations for our securities and a decreased ability to issue additional securities or obtain additional financing in the future.

The interests of our significant shareholder, Mr. Raju Vegesna, our CEO, Chairman and Managing Director may differ from your interests.

Effective as of October 30, 2010, upon the consummation of the private placement to an entity controlled by Mr. Raju Vegesna, our , CEO, Managing Director and Chairman of the Board of Directors of the Company, Mr. Raju Vegesna beneficially owns approximately 84.30% of our outstanding equity shares. As a result, Mr. Raju Vegesna will be able to exercise control over many matters requiring approval by our Board of Directors and / or shareholders, including the election of directors and approval of significant corporate transactions, such as a sale of our Company. Under Indian law, a simple majority is sufficient to control all shareholder action except for those items, which require approval by a special resolution. If a special resolution is required, the number of votes cast in favor of the resolution must not be less than three times the number of votes cast against it. Examples of actions that require a special resolution include:

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

The market price of our ADSs has been and may continue to be highly volatile. Many factors could cause the market price of our ADSs to rise and fall. Some of these factors include:

•	perception of the level of political and economic stability in India;

•	actual or anticipated variations in our quarterly operating results;

•	announcement of technological innovations;

•	conditions or trends in the ICT ecosystem;

•	the competitive and pricing environment for network services in India and the related cost and availability of bandwidth;

•	the perceived attractiveness of investment in Indian companies;

•	acquisitions and alliances by us or others in the industry;

•	changes in estimates of our performance or recommendations by financial analysts;

•	market conditions in the industry and the economy as a whole;

•	introduction of new services by us or our competitors;

•	changes in the market valuations of other ICT companies or any of the company in the ICT chain;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	our failure to integrate successfully our operations with those of any acquired companies;

•	additions or departures of key personnel; and

•	other events or factors, many of which are beyond our control.

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

Currency fluctuations may affect price of our ADSs and Dividend.

The exchange rate between the Indian rupee and the U.S. dollar has changed significantly in recent years and may continue to fluctuate substantially in the future. Such fluctuations in exchange rate will affect the dollar conversion our depository Citibank, N.A of any cash dividend paid in Indian rupees on the equity shares represented by the ADSs.

Our dividend payment policy is contingent upon the Company’s profits each year.

The dividend payment policy of the Company is not certain and is contingent upon the level of performance of the Company and the recommendation of the Board of Directors and the approval of the shareholders. Thus, there is no assurance that dividends will be paid in the future.

Prior to 2013-14 we did not pay dividends due to the losses incurred in the previous years and non-availability of divisible profits under Indian law. In view of the consistent positive performance of the Company, we paid dividends till the fiscal year of 2018-19. For the current year, considering the recovery phase from COVID-19 pandemic and the global economic and supply chain uncertainties due to Russia-Ukraine conflict, the Board of Directors have recommended that no dividend be paid and have advised to conserve capital for financing expansion and to handle supply chain disruptions more effectively.

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

Item 4
.
Information on the Company

Company Overview

We are among the largest integrated ICT Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common network infrastructure reaching more than 1600 cities and towns in India. This network also connects 49 Data Centers across India including Sify’s 11 concurrently maintainable Data Centers across the cities of Chennai, Mumbai, Delhi, Bengaluru, Hyderabad, Kolkata and customer Data Centers.

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

Our primary geographic market are India and Rest of the world. Our revenue is derived from services to enterprise customers, comprising Network centric services, Data Center services and Digital Services which represents our operating segments.

Our revenue grew by
₹
2,706 million over the previous fiscal, which represents an annualized growth rate of  11%. Profit before tax was ₹ 1,848 million for the current fiscal as compared to ₹ 1,600 million for the previous fiscal during which unrecognized deferred tax assets were recognized pursuant to certainty in taxable income in each of the group entities further to the reorganization during the previous year.

HISTORY AND DEVELOPMENT

We were incorporated on December 12, 1995 in Andhra Pradesh, India as Satyam Infoway Private Limited, a Company under the Indian Companies Act, 1956 to develop and offer connectivity-based corporate services in India. Until December 2002, we were a majority-owned subsidiary of Satyam Computer Services Limited, an Indian information technology Services Company traded on the New York Stock Exchange and the principal Indian Stock Exchanges. The registered office of the company was shifted to Chennai, Tamil Nadu from April 1, 2003. We changed our name from Satyam Infoway Limited to Sify Limited in January 2003 and from Sify Limited to Sify Technologies Limited in October 2007. We completed our initial public offering of ADSs in the United States in October 1999. We listed our ADS on the NASDAQ Global Market on October 19, 1999. In February 2000, we completed our secondary offering of ADS in the United States.

Refer to Note 32 ‘Related Party Transactions’ in Item 18 of this Annual Report for the list of our subsidiaries

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

Principal Capital Expenditures

In fiscal years 2022, 2021 and 2020, we spent
₹
4,811 million (US$ 63.46 million),
₹
3,449 million (US$ 46.93 million) and
₹
6,460 million (US$ 85.69 million) respectively, on capital expenditures. Most of our capital expenditure are incurred in India where we are expanding our data centers and network to cater to the increasing demands for both the services in the Indian market. As of March 31, 2022, we had contractual commitments of approximately
₹
6,651 million (US $87.74 million) for capital expenditures towards the acquisition of property, plant and equipment. These commitments included approximately
₹
1,319 million (US $ 17.40 million) in domestic purchases and ₹ 5,332 million (US $ 70.34 million) in imports and overseas commitments for products and spares. The total capital expenditure with respect to capital work in progress as on March 31, 2022 amounted to ₹ 2,545 million (US$ 33.57 million). All our capital expenditures were financed out of cash generated from operations, borrowings and arrangements from banks and other financial institutions.

During the fiscal year under review, Sify Infinit Spaces Limited, wholly owned subsidiary of Sify, in the business of providing data center services, has entered into compulsorily convertible debentures subscription agreement with Kotak Special Situations Fund (“KSSF”) under which KSSF will invest upto ₹ 4,000 million (USD 51.52 million) before March 31, 2023. Sify Infinit Spaces Limited  can further draw upto ₹ 6,000 million (USD 77.27 million) in one or more tranches during FY 2022, FY 2023, FY 2024, FY 2025 or by October 1, 2026 based on prior communication to
Investor in writing of its requirement for Additional Investments on or before October 1, 2023. The company has already received to ₹ 2,020 million (USD 26.01 million) in February 2022. The proceeds from these instruments are planned to be utilized for expansion of new data centers, including land acquisition for data centers, investment in renewable energy for data centers and repayment of existing debt.

Investment Strategy

In evaluating investment opportunities, we consider important factors, such as strategic fit, competitive advantage and financial benefit,

During the year under review, we have made investments in Padvest Corporation
₹ 3.79 million
(US $ 0.05 million), Digifresh  Corporation
₹ 15.16 million
(US $ 0.20 million), The Gizmo App Company
₹ 13.50 million
(US $ 0.18 million) and Tasoula Energy Pvt Ltd
₹ 225 million
(US $ 2.97 million)

During the year under review, the Board of Directors have approved Merger of M/s. Print House India Private Limited, a wholly owned subsidiary of the company with M/s. Sify Infinit Spaces Limited another wholly owned subsidiary of the company. The company is in the process of filing requisite application with Hon’ble National Company Law Tribunal (NCLT), Chennai. The merger when effected would not have any material impact on the financial statements.

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

The rapid pace and the changes brought in by digital revolution also means that the skillsets required to manage the IT and ICT landscape of companies are continuously evolving. This is driving business to rely on third party providers to realize their business’s digital transformation objective.

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

In fiscal 2022, our strategy was driven by the theme “cloud@core” to further strengthen our products, capabilities and solutions. Our focus areas to achieve this were:

1.	To continue investing in future proof infrastructure and technologies
2.	To productize our solutions to achieve scale
3.	To reskill our employees
4.	Investing in tools and technologies

In fiscal 2023, our strategy is driven by the theme “digital@core” which enhances the landscape of our current capabilities to provide advanced solutions that help our customers to embrace their digital transformation journey with ease. This strategy is natural expansion of our cloud@core strategy where we helped customers transition to their digital transformation journey with cloud migration, adoption and scalable infrastructure being the core pitch. However, with digital@core, we offer to transform the applications and business processes landscape with our solutions that will make the digital transformation journey more rewarding. The investments we have made in the past have served us well. We will continue to make investments in building our capacities and resources while optimizing the way in which our operations and business processes are carried out with automation technologies. We are reaching our customers with solutions that are productized with our “digital@core” theme. This approach we believe is in line with the market demands in the domestic market as well as global trends.

Key highlights of our strategy execution during fiscal 2022 are as follows:

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

We have continued to invest in increasing our data center capacity during the current year as well. We have 101 MW of capacity.
In line with our ESG goals, the company has roadmap to invest to have 231 MW of green power in the coming years. Out of 231  MW of green power 67 MW is already delivered as on March 31, 2022. The Group has plan to construct data center facilities in other greenfield properties based on market demand in due course.

2.	To productise our solutions to achieve scale

Productizing the existing solutions has helped us achieve scale in terms of ability to deliver to large number of our customers, our solutions that would involve multiple products across our service offerings. Customer experience has improved due to this standardization. We have adopted multi-cloud platform technologies to compliment our capabilities to offer private, public and hybrid cloud solutions.

3.	To Reskill our employees

We have invested in reskilling of our employees through our Learning and Development programs. The training enablement is done through various modes like ILT, VLT, eLearning and Webinars. Around 3,781 associates have taken advantage of the eLearning platforms of my Academy. Around 152 learning solutions have been internally created, amounting to an aggregate duration of more than 47,007 hours.

In line with specific business needs, certification programs are organized with a twin objective of meeting business goals and providing associates with an opportunity to strengthen their conceptual, functional and technical expertise.

4.	Investing in tools and technologies

We continue to invest in tools and technologies to automate business processes across functions. The investments are made with a view to improve customer experience by optimizing business processes, enable automation and analytics with the large pool of data that is collected.

Service Offerings

Our Operating Segments are as follows:

1)	Network centric services
2)	Data Center Services
3)	Digital Services

1)	Network-centric services

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

The focus of the Network Services is on the following lines:-

▪
India Network Business
– Catering to the growing data communication needs of enterprises in India that demands agility and security, we offer Internet, MPLS, SDWAN, Managed Wi-Fi, Internet of Things (IoT), and proactive monitoring and management of the network and devices on the network for the customers.

▪	Global Network Business – catering primarily to international carriers wanting to access Indian markets for Dedicated Internet Access, India In MPLS, Layer 1/Layer 2 and managed services

▪	Wholesale Voice – Addressing the ‘India termination’ using ILDO licence and Hubbing services for termination outside India.

▪	Retail Voice – The Company offers services in the retail voice market in partnership with international players.

The following range of services are offered as part our network services portfolio:

WAN Portfolio

•	SecureConnect
(TM)
is our comprehensive offering of secure, reliable and scalable IPVPN solutions that meet both mission- critical data networking and converged voice, video and data connectivity needs. It offers a variety of intranet and extranet configurations for connecting offices, remote sites, traveling employees and business partners, whether in India or abroad. Our platform of services includes:

•	ExpressConnect
(TM)
, which offers a premium range of high-performance Internet bandwidth solutions for connecting regional offices, branch offices and remote locations to the corporate network. These solutions complement our SiteConnect range of MPLS enabled IPVPN solutions, provide high-speed bandwidth in those situations where basic connectivity and cost are the top concerns.

•	PartnerConnect (TM) is our remote access VPN offering, for providing secure and restricted dial-up access to business partners such as dealers, distributors and suppliers to the corporate extranet.
•

DC/Cloud Interconnect portfolio

Data Center Interconnect provides access to 53 major data centers across the country with Data center to Data center connectivity over Ethernet, Fiber Channel, SDH or IP/VPN.

GlobalCloudConnect provides seamless connectivity to global cloud service providers and multiple direct interconnects to Cloud Service Providers in India like Amazon web services (AWS), Microsoft Azure and Google Cloud Interconnect.

Oracle FastConnect provides access to Oracle Cloud region across the globe leveraging Sify’s GlobalCloudConnect,(GCC) and Interconnection in major data centers. Sify’s GCC interconnects with Oracle cloud infrastructure ensuring fast and reliable access to the cloud region

AMS-IX is private internet exchange set up in Mumbai in partnership with Amsterdam Internet Exchange (AMS-IX) where we offer services of private peering for the content providers and the private ISPs

CleanConnect
(TM)
which provides managed and secured internet connectivity to customers.

RoamConnect
(TM),
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

GlobalSite Connect
(TM)
, an international site-to-site managed MPLS-enabled IPVPN solution, is used for securely connecting international branch offices to the corporate offices. It provides connectivity anywhere in the world through Sify’s alliances and partnerships with global overseas service providers such as CenturyLink, KDDI PCCW to name a few.

During the year, we focused on scaling of our existing network services portfolio with investments in infrastructure to reach more cities on fiber and adding capacities wherever there is market demand.

2)	Data Center Services

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

We pioneered the Data Center business in India with the first commercial Data Center in Vashi in the year 2000, Today, we offer a combined IT power of 101 MW across its 11 Data Centers, located in all the major business districts. Sify Data Centers have distinguishing features that help customers to stay ahead of the competition. Apart from all of them being Concurrently maintainable, the Rabale campus comes with an on-premise substation and the Noida Data Center is amongst the few green Data Centers available in India. Our Data Centers are built as per the 4th generation SDA (Sify Data Center Architecture) and operate on an ITIL-based service delivery framework. These Data Centers have highly scalable IT infrastructure with mature operational processes, strong vendor relationships, and provide industry standard IT support functions. All our Data Centers follow professional standards of ISO 9001 for quality, ISO 27001 for information security and ISO 20000 for service delivery.

Power is the major source of input for our DC operations. We source power from State electricity boards for our Data Centers, while we have solar power generation, wind power generation for part of our facilities. We constantly look for alternate and sustainable sources of power to run our DC operations in a cost-efficient manner.

3)	Digital Services

Managed Network Services

Network Operations Center (NOC) services offer full network, device and performance monitoring across network infrastructure and providers. We offer these services to customers as Shared NOC, Dedicated NOC and Hybrid NOC.

DDoS Protect services which offers protection from DDoS attack to corporate customers.

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

Web portal solutions

During the year under review, we have reduced the number of channels from our portal (www.sify.com) to Technology and Bawarchi from more than 5 channels due to reduced patronage and pursuant to
FDI policy of Government of India with regard to the entities involved in uploading / streaming of the news and current affairs through digital media
.

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

Digital Signature Services

Safescrypt is our flagship managed CA public key infrastructure (PKI) services offered from our world class data center in
Bengaluru
. Our solution to customers incorporates business and audit requirements in compliance with legal and regulatory mandates.

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

Our re-organised segments provide the required strategic directions on decision making, funding and operations. The segments are also in line with the market demands of customers where products from our digital services portfolio are often bundled together to provide a seamless digital transformation experience for our customers.

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

As a % of total revenue by geographic segment for the last three fiscal years are as follows:

Geography	2022	2021	2020
India	82.88%	83.44%	77.59%
Rest of the world	17.12%	16.56%	22.41%

As a % of total revenue by operating segment for the last three fiscal years are as follows:

Operating Segment	2022	2021	2020
Network Centric Services	43.94%	44.41%	51.51%
Data center centric services	27.74%	22.85%	16.82%
Digital Services	28.32%	32.74%	31.67%

During the year under review revenue from one customer of the Group's Data center services segment is ₹ 3,038 million which is more than 10% of the Group's total revenue.

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

Network Architecture
: We ensure network reliability through several methods and have invested in proven technologies. We use routers to route traffic between nodes interconnected using a high-speed interface. Most of our applications and network verification servers are manufactured by IBM, Sun and Hewlett-Packard.

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

Network Operations Center:
We maintain a network operation center located in Chennai (Madras) and a backup facility in Mumbai (Bombay)
 and Hyderabad
. The Chennai facility houses our central network servers as well as our network staff who monitors network traffic, service quality and equipment at all our points of presence to ensure a reliable network. These operation centers are staffed 24-hours-a-day, seven-days-a-week. We have backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability.

Data Center Infrastructure.
We operate 11 concurrently maintainable Internet Data Centers, six in Mumbai, one each at Chennai, Bangalore, Hyderabad, Kolkata and Noida (UP). We offer managed hosting, security and infrastructure managed services from these facilities. These Data Centers are completely integrated with our IP / MPLS network which provides seamless connectivity for our customers from their premise to their applications hosted in the Data Centers. The Data Centers conform to the standards to cater to the security consideration of our customer servers.

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
The company also lands international cable systems MENA and GBI in its landing station in Versova, Mumbai.

Investment in Data Centers

We have combined IT power of 101 MW across our 11 data center facilities. All our data centers are concurrently maintainable, our Rabale campus comes with an on-premise substation and our Noida DC is amongst the few green data centers in India. Our Data Centers provide high-level security features like perimeter fence, gates, fire suppression, and 24X7 security officers. All critical areas have Biometric Readers, Smart Card Access, and 24*7 CCTV surveillance. Noida and Rabale Data Centers come with a Z level security with advanced fire alarm, aspirating smoke sensors, multilevel access control, and automatic fire suppression. We continue to expand our capacity to meet the rising demands of data centers.

Item 4A. Unresolved Staff Comments

None.

I
T
em 5.
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

Management’s Discussion and Analysis of Financial Condition and Results of Operations
(
₹ in million, except share data and where otherwise stated)

Overview

We are among the largest integrated ICT Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common data network infrastructure reaching more than 1600 cities and towns in India. This network also connects 53 Data Centers across India including Sify’s 11 concurrently maintainable Data Centers across the cities of Chennai, Mumbai, Kolkata, Delhi, Bengaluru and Hyderabad and customer Data Centers.

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
We shifted our registered office to Chennai, Tamil Nadu from April 1, 2003.
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

During the year, we launched several health and wellness programs for our employees covering various aspects of physical and emotional well-being, counselling support and awareness. In particular, together with health professionals and hospitals across our various locations, we offered COVID-19 related care for our employees and their families. For those employees working from our physical offices, we have established a safe work environment and protocols for testing and quarantine. We are closely monitoring regulations and accordingly issuing travel advisories to our employees. At this time, a majority of our employees across the world have resumed office and we continue to monitor advisories issued by Governments and act accordingly.

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

Network centric Services

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

Digital Services

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

Revenues from Technology Integration Services (TIS) comprises of DC build services and Security services. Contracts under TIS are based on completion of projects and could also be based on T & M.

Revenue from Applications Integration Services (AIS) comprises of Online Assessment, Web development, supply chain solutions, content management, sale of Digital certificates and sale, implementation and maintenance of Industry Specific applications like SAP, Oracle and Microsoft. Contracts are primarily fixed in nature for a period of time and also could be based on T & M.

Expenses

Cost of goods sold and services rendered

Network Centric Services

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

Digital Services

Cost of goods sold and services rendered for the Cloud and Managed services consists of cost of licenses in providing services, cost of billable resources in case of Infrastructure Managed services, third party professionals engaged in providing services, associate costs of the delivery teams and cost of operations of DC build BOT projects.

Cost of goods sold and services for TIS rendered consists of cost of hardware and software supplied for DC build projects, cost of security hardware and software supplied and cost of hardware and software procured for System integration projects.

Cost of goods sold and services rendered for AIS consists of professional charges payable to domain specialists and subject matter experts, cost of billable associates of e-learning business, cost of operating in third party facility for online assessment including invigilator costs and cost of procuring and managing content for the websites, cost of digital certificates and platform usage and other direct costs for the revenue streams.

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

Stock compensation expense

A total of 25 million equity shares are reserved for issuance under our Associate Stock Option Plans (ASOPs). Our ASOP 2014 was adopted at the Eighteenth Annual General Meeting held on July 28, 2014. As of March 31, 2022, we had an aggregate outstanding of 7.23 million options under our ASOP with a weighted average exercise price equal to approximately ₹ 87.82 ($1.16) per equity share. Unamortized stock compensation expense as of March 31, 2022 on these options is ₹ 24.41 million ($ 0.32 million).

Results of Operations

The following table sets forth certain financial information as a percentage of revenues:

	Fiscal
	2022	2021	2020
	%	%	%
Revenues	100	100	100
Cost of goods sold and services rendered	(59.36)	(60.46)	(62.59)
Other income/(expense)	0.48	0.64	0.42
Selling, general and administrative expenses	(18.29)	(18.70)	(19.67)
Depreciation and amortization expenses	(12.20)	(11.66)	(9.98)
Profit from operating activities	10.63	9.83	8.18
Finance income	0.27	0.71	0.84
Finance expenses	(4.06)	(3.96)	(4.59)
Net finance income/(Expenses)	(3.79)	(3.25)	(3.75)
Profit before tax	6.84	6.58	4.43
Income tax (expense)/ benefit	(2.18)	(0.28)	(1.37)
Net profit for the year	4.65	6.30	3.06

Results of year ended March 31, 2022 compared to year ended March 31, 2021

The growth in our revenues in fiscal 2022 from fiscal 2021 is given below:

	2021 – 22	2020 – 21	Increase/ (decrease)	% Change

Revenues	27,026	24,320	2,706	11%

Year 2021-22 had a 11% growth with an increase in revenues of ₹ 2,706 million ($35.70 million) contributed largely by Data center service with a revenue growth of ₹ 1,953million ($25.76 million), Network-centric Services with ₹ 1,072 million ($14.14 million) and increase is offset by decrease in revenue from Digital Services by ₹ 319 million ($4.21 million).

The revenue by operating segments is as follows:

	Revenue		Percentage of revenue		Growth %
	2021-22	2020-21	2021-22	2020-21
Network Centric services	12,012	10,940	44%	45%	(10)%
Data Center Services	7,494	5,541	28%	23%	35%
Digital Services	7,520	7,839	28%	32%	(4)%
Total	27,026	24,320	100%	100%

Revenue from Network Centric Services increased by ₹1,072 million ($14.14 million) primarily due to (i) increase in revenue of ₹854 million ($11.27 million) from connectivity services, contributed by a net increase in number of links with existing and new customer engagements and (ii) increase in revenue of ₹217 million ($2.87 million) in voice services, which is attributable to increase in revenue from ILD & Hubbing business by ₹225 million ($2.98 million) due to marginal volume increase, and this increase is marginally offset by a decrease in revenue of ₹8 million ($0.11 million) from retail voice business.

Revenue from Data Center services has increased by ₹1,953 Million ($25.76 Million) on account of new contracts and higher capacity utilisation by existing customers.

Revenue from Digital Services has decreased by ₹319 Million ($4.21 Million) due to (i) increase in revenue from Cloud and Managed Services by ₹401 Million ($5.29 Million), contributed by new customer engagements, (ii) increase in revenue from Applications Integration Services by ₹462 Million ($6.09 Million) majorly from sale of licenses and eLearning services and these increases are offset by (iii) decrease in revenue from Technology Integration Service by ₹1,181 Million ($15.59 Million).

Other income

The change in other income is as follows:

	2021-22	2020-21	Increase/ (decrease)	% Change
Other income	131	156	(23)	(15)%

Other income has decreased by ₹ 23 million ($0.30 Million). The decrease is primarily on account of decrease in Miscellaneous income by ₹ 36 million (0.47 Million), which is offset by increase in increase in profit on sale of fixed assets by ₹ 3 million ($0.05 Million) and increase in write back of advances/deposits no longer payable by ₹ 10 million ($0.13 Million) compared to the same period in the previous year.

Cost of goods sold and services rendered (COGS)

Our cost of goods sold and services rendered in each of the business segment is set forth in the following table:

	2021-22	2020-21	Increase/ (decrease)	% change
Network Centric Services	7,518	6,889	629	9%
Data Center Services	3,079	2,234	845	38%
Digital Services	5,445	5,580	(135)	(2)%
Total	16,042	14,703	1,339	9%

The cost of goods sold has increased by 9% on an overall basis and the movement in COGS by nature of expense is explained in detail below:

	2021-22	2020-21	Increase/ (decrease)	% change
Network Costs	5,949	5,346	603	11%
Revenue Share	789	734	55	7%
Cost of Hardware / Software	2,711	3,596	(855)	(25)%
Power costs	2,930	2,157	773	36%
Direct Resources costs	1,825	1,548	277	18%
Other direct costs	1,838	1,322	516	39%
Total	16,042	14,703	1,339	9%

Network costs comprises cost of Bandwidth leased out from TELCOS, Inter connect charges and IP termination costs payable to carriers. Bandwidth cost increased by ₹414 Million ($5.46 Million) due to capacity increase and increase in links, and IP termination costs increased by ₹189 Million ($2.49 Million) on account of increase in minutes.

Revenue share cost comprises of revenue share payable to DOT on ILD, NLD and other services. Increase in revenue share is on account of increase in revenue from licensed services.

The decrease in cost of hardware and software expenses is on account of completion of large projects in systems integration and security services.

Power cost include electricity charges incurred for our Data Center operations. Power cost increased by ₹773 million ($10.20 million) due to increase in occupancy of newly commissioned Data Centers and also increase in consumption in existing Data Centers and increased power tariff.

Direct resources costs are comprised of (i) the cost of resources deployed on the network infrastructure delivery (iii) resources involved in delivery of application services (ii) cost of billable resources associated with the eLearning and infrastructure managed services. There is an increase in the resource costs by ₹277 Million ($3.65 Million).

Other direct costs are comprised of link implementation and maintenance charges for the Network services, onetime costs for data center services for on boarding new customers, platform costs for Cloud storage, direct cost of application services, digital certificate platform costs, content costs, delivery costs of application services, subject matter experts for international business. The increase in other direct costs are due to (i) increase in platform costs for Cloud storage by ₹274 Million ($3.62 Million), (ii) increase in other direct costs of the Data Center by ₹52 Million ($0.68 Million) and this increase is offset by (iii) decrease in other direct costs of Application Services by ₹149 Million ($1.97 Million) and (iv) decrease in maintenance charges of Network Services by ₹124 Million ($1.62 Million).

Selling, General and Administrative expenses

Selling, General and Administrative expenses of the Company by nature of expenses are set forth as follows:

	2021-22	2020-21	Increase/ (decrease)	% change
Operating costs	1,349	1,003	346	34%
Selling and Marketing Expenses	125	71	54	76%
Associate Expenses	2,059	1,816	243	13%
Other Indirect expenses	977	885	92	11%
Allowance for doubtful receivables/advances	434	758	(324)	(43)%
Forex (gain) / Loss	-	14	(14)	(100)%
Total	4,944	4,547	397	9%

Operating costs includes rental, repairs and maintenance charges of our network operating centers, base stations and other co-location sites including the rent and maintenance for our Data Centers. Operating costs increased by ₹346 million ($4.56 million) on account of increase in repairs and maintenance and network operating cost.

Selling and Marketing expenses consist of, selling commission payable to sales partners, incentive to salesmen and, marketing and promotion costs. The Selling and Marketing expenses increased
by ₹54 million ($0.71 million).

Associate expenses consist of cost of the employees who are part of the Sales and marketing, Business development, General Management and support services. Associate expenses increased by ₹243 million ($3.22 million) between two periods due to churn in employees head count.

Other indirect expense consists of, rental and electricity cost of office, travel cost, legal charges, professional charges, communication, and others. During the year Other Indirect costs have increased by ₹92 million ($1.21 million).

Allowance for doubtful receivables/advances consists of the charge on account of the provisions created during the year against doubtful receivables/advances. Allowance for doubtful receivables/advances decreased by ₹324 million ($4.27 million) on account of prudent provisioning of debtors.

Forex (gain) / Loss incurred is NIL compared to the previous year.

Depreciation and amortization

Depreciation and amortization are set forth in the table below:

	2021 -22	2020 -21	Increase/ (Decrease)	% Change
Depreciation and amortization	3,298	2,836	462	16%
As a percentage of carrying value	15.17%	16.64%

The Depreciation and amortization expenses has been increased by ₹462 million ($6.09 million), the increase is on account of capitalization of new assets during the year.

Profit from operating activities

	2021 -22	2020 -21	Increase/ (Decrease)	% Change
Operating profit	2,873	2,391	484	20%
As a percentage of revenue	10.64%	9.83%

Operating profit as a % has increased over the previous year due to higher utilization of assets and mix of revenue.

Finance income / (expense)

	2021 -22	2020 -21	Increase/ (Decrease)	% Change
Finance income	74	172	(98)	(57)%
Finance expense	(1,098)	(963)	(135)	14%
Net finance income / (expense)	(1,024)	(791)	(233)	29%

Finance income:
The finance income primarily consists of interest received from bank deposits of ₹ 45 million ($ 0.59 million), and interest income on others of ₹28 million ($ 0.37 million). The interest received from bank decreased by ₹ 11 million ($ 0.15 million) from last year, and decrease in other interest income on others by ₹ 87 million ($1.15 million).

Finance expense:
The finance expenses is increased by ₹ 135 Million ($ 1.78 Million) the increase is primarily on account of increase in bank charges by ₹ 47 Million ($ 0.62 Million), interest on lease liability on account of IFRS 16 – Leases by ₹ 8 Million ($ 0.11 Million) and increase in interest on bank borrowings by ₹ 81 Million ($ 1.07 Million).

Net Profit

	2021 -22	2020 -21	Increase/ (Decrease)	% Change
Net Profit	1,258	1,532	(274)	18%
As a percentage of revenue	4.65%	6.30%

Results of year ended March 31, 2022 compared to year ended March 31, 2021

Refer to the section ‘Results of year ended March 31, 2022 compared to year ended March 31, 2021 ’ under ‘Management's Discussion and Analysis of Financial Condition and Results of Operations’ of Item 5 in our Annual Report on Form 20-F for fiscal 2021, filed with the U.S. Securities and Exchange Commission on July 28, 2021, for analysis of our results for fiscal 2021 in comparison with fiscal 2020.

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

The following table summarizes our cash flows for periods presented:

	2022	2021	2020	2022
	₹ In million	₹ In million	₹ In million	US $ in million
Net cash from / (used in) operating activities	2,245	6,967	5,043	30
Net cash from / (used in) investing activities	(7,593)	(3,619)	(4,326)	(100)
Net cash from / (used in) financing activities	4,170	618	4	55
Effect of exchange rate changes on cash and cash equivalents	(2)	(3)	-	0
Net increase / (decrease) in cash and cash equivalents	(1,179)	3,966	720	(16)

As of March 31, 2022, 2021 and 2020 we had working capital (current asset – current liabilities) of ₹ 902 million, ₹ 287 million, ₹ 143   million which includes cash and cash equivalents of ₹ 4,202 million, ₹ 5,378 million and ₹ 1,415 million.. We believe that cash from operations and existing lines of credit are sufficient to meet our liquidity requirements.

Our short-term borrowings to finance working capital requirements are primarily financed by cash credit facilities with banks. Borrowings for capital expenditures are financed through capital leases and long-term loans.

We have borrowings of ₹ 17,459 million (including Lease Liability to the extent of ₹ 2,207 million) as of March 31, 2022 out of which ₹ 7,975 million will be repaid within a period of 12 months. Interest outflow on existing borrowings for next year is expected to be ₹ 589 million. We have utilized working capital facility of ₹ 5,067 million out of limit of ₹ 6,010 million during fiscal 2022. We have unutilized non fund limit of ₹ 2,235 million as of March 31, 2022.

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

The Group
has
opted the SOFR (
Secured Overnight Financing Rate)
from LIBOR
.
During the year under review T
he Group has entered into Interest Rate Swaps in order to hedge the cash flows arising out of the Interest payments of the underlying External commercial borrowing. The period of the swap contract is co terminus with the period of the underlying External commercial borrowing. As per the terms of the arrangement, the Company shall pay fixed rate of interest (8.9%) and receive variable rate of interest equal to LIBOR + 2.5% on notional amount.

Compulsorily Convertible Debentures:

During the fiscal year under review, Sify Infinit Spaces Limited, wholly owned subsidiary of Sify, in the business of providing data center services, has entered into compulsorily convertible debentures subscription agreement with Kotak Special Situations Fund (“KSSF”) under which KSSF will invest upto
₹
4,000 million (USD 51.52 million) before March 31, 2023. Sify Infinit Spaces Limited  can further draw upto ₹ 6,000 million (USD 77.27 million) in one or more tranches during FY 2022, FY 2023, FY 2024, FY 2025 or by October 1, 2026 based on prior communication to
Investor in writing of its requirement for Additional Investments on or before October 1, 2023. The company has already received to ₹ 2020 million (USD 26.01 million) in February 2022. The proceeds from these instruments are planned to be utilized for expansion of new data centers, including land acquisition for data centers, investment in renewable energy for data centers and repayment of existing debt.

Cash and cash equivalents:

Cash and cash equivalents comprise of ₹2,504 million, ₹ 2,288 million, ₹ 2,095, million in bank accounts and ₹1,888 million, ₹ 3,049 million, ₹ 548 million in the form of bank deposits as on March 31, 2022, 2021, 2020 out of which cash deposits in the form of margin money is restricted for use by us amounting to ₹ 792 million, ₹ 401 million, ₹ 333 million. Cheques on hand comprises of amount ₹ 182 Millions, ₹ 28 Millions and ₹ 7 Millions as on March 31, 2022, 2021, 2020. Cash on hand comprises of amount ₹ 1 Millions, ₹ 137 Millions and ₹ 1 Millions as on March 31, 2022, 2021, 2020

Net cash generated from operating activities for the year ended March 31, 2022 was ₹ 2,240 million ($ 29.55 million). This is attributable to increases in trade and other payables by ₹ 1,362 million ($ 17.97 million), in contract liabilities ₹ 1,283 million ($ 16.92 million)  due to advance billing  and  decrease in trade and other receivable  by ₹ 4,083 million ($ 53.86 million), in Inventory by ₹ 992 million ($ 13.09 million), due to payment of taxes by ₹ 1,276 million ($ 16.83 million) and on account of decrease in contract asset and cost by ₹ 661 million ($ 8.72 million)

Net cash generated from operating activities for the year ended March 31, 2021 was ₹ 6,967 million ($ 94.78 million). This is attributable to increases in trade and other payables by ₹ 227 million ($ 3.08 million), in employee benefits ₹ 22 million ($ 0.3 million) and decrease in contract liabilities by ₹ 166 million ($ 2.26 million), and cashflow increased due to collection and decrease in trade receivables and Other receivables by ₹ 1,070 million ($ 14.55 million) and partially offset by decrease in inventories by ₹ 113 million ($ 1.53 million) and in other assets by ₹ 34 million ($0.35 million), increase in Contract assets by ₹ 9 million ($0.12million) and increase in contract costs ₹ 26 million ($ 0.35 million).

Net cash used in investing activities for the year ended March 31, 2022 was ₹ 7,633 million ($ 100.69 million) primarily on account of additional expenditure on Data Center facilities, investment in renewable energy for data center, upgradation of network backbone, expansion of metro fiber to additional cities.

Net cash used in investing activities for the year ended March 31, 2021 was ₹ 3,619 million ($ 49.23 million) primarily on account of additional expenditure on Data Center, upgradation of network backbone.

Net cash used in investing activities for the year ended March 31, 2020 was ₹ 4,326 million ($ 57.39 million) primarily on account of additional expenditure on Data Center, upgradation of network backbone

Net cash generated from financing activities for fiscal year 2022 was ₹ 4,220 million ($ 55.68 million). The increase is mainly due to borrowings amounting ₹ 5,516 million ($ 72.77 million) out of which ₹ 2,020 million ($ 26.65 million) is on account of issue Compulsorily convertible debentures to Kotak Special Situations Fund (KSSF)  and proceeds from issue of shares including share premium under ESOP ₹ 44 million ($ 0.59 million) received during the year. The increase was significantly offset by repayment of lease liabilities of ₹224 million ($ 2.95 million) and finance expenses amounting to ₹ 1,117million ($ 14.73 million).

Net cash generated from financing activities for fiscal year 2021 was ₹ 618 million ($ 8.41 million). The increase is mainly due to borrowings amounting ₹ 1,566 million ($ 21.29 million) and proceeds from issue of shares including share premium under ESOP ₹ 245 million ($ 3.34 million) received during the year. The increase was significantly offset by repayment of lease liabilities of ₹226 million ($ 3.08 million) and finance expenses amounting to ₹ 966 million ($ 13.14 million).

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

For the outstanding long term obligations
of

₹
10
,
012
million
($
132.07
million)
as on March 31, 2022,
we have
obligation to pay ₹
2
,
871
million ($
37.87
million)
with in 1 years, ₹ 3
,
875 million ($ 51.12 million) in 1 to
3
years,
₹
2
,
220
million ($
29.28
million)
in
3 to 5 years

and
₹
1
,
432
million ($
18.89
million)
more than 5 years amounting to ₹ 10,397 million ($
137.15
million)
.

For the current outstanding long term obligations of  ₹
5
,
902
million ($
77.86
million) as on March 31, 2021,we have obligation to pay ₹
2
,
653
million ($
35
million) with in 1 years, ₹
2
,
675
million ($
35.29
million) in 1 to
3
years, ₹
837
million ($
11.04
million) in 3 to 5 years  and ₹
500
million ($
6.60
million) more than 5 years amounting to ₹
6
,
665
million ($
87.92
million)
.

For the current outstanding Lease Liability obligations of  ₹
2
,
207
million ($
29.11
million) as on March 31, 202
2
,
we have obligation to pay ₹
507
million ($
6.69
million) with in 1 years, ₹
733
million ($
9.67
million) in 1 to 3 years, ₹
430
million ($
5.67
million) in 3 to 5 years  and ₹
2
,
612
million ($
34.46
million) more than 5 years amounting to ₹
4
,
282
million ($
56.49
million).

For the current outstanding Lease Liability obligations of  ₹ 2
,
203 million ($
29.06
million) as on March 31, 202
1
,
we have obligation to pay ₹
540
million ($
7.12
million) with in 1 years, ₹
846
million ($
11.16
million) in 1 to 3 years, ₹
564
million ($
7.44
million) in 3 to 5 years  and ₹
2
,
163
million ($
28.53
million) more than 5 years amounting to ₹
4
,
113
million ($
54.26
million).

Capital expenditure

We incurred
₹
4,811 million (US$ 63.46 million) towards capital expenditure for the year ended March 31, 2022. We expect further capital expenditure to be incurred during the fiscal year 2022-23 to strengthen our infrastructure capabilities. The capital expenditure was funded out of internal accruals and bank borrowings. Also refer to section “Principal Capital Expenditures” under Item 4 for capital commitments as on March 31, 2022.

Research and development

The Company does not have research and development activities and has also not undertaken any sponsored research and development activities.

Trends

The information is set forth under the caption ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’ - ‘Operating and Financial review and Prospects’.

Recent Accounting Pronouncements

Our company has applied the following amendments for the first time for its annual reporting period commencing April 1, 2021.

Interest rate benchmark reform Phase 2 – Amendments to IFRS 9, IAS 37, IFRS 7, IFRS 4 and IFRS 16

The amendments had no impact on the consolidated financial statements of our Company. Our Company intends to use the practical expedients in future periods if they become applicable.

New accounting pronouncements
effective and
not effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of our Company’s financial statements are disclosed below.  Our Company intends to adopt these standards, if applicable, when they become effective.

Classification of liabilities as current or non-current: Amendments to IAS 1

On January 23, 2020, the IASB issued a narrow-scope amendment to IAS 1 to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. They:
•	clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting date and align the wording in all affected paragraphs to refer to the "right" to defer settlement by at least twelve months and make explicit that only rights in place "at the end of the reporting period" should affect the classification of a liability;
•	clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. Earlier application is permitted.

The amendment could affect the classification of liabilities, particularly for previously considered management’s intention to determine classification and for some liabilities that can be converted into equity. Our Company classifies based on the contractual arrangement in place at the reporting date for the classification, thus, our Company does not expect the amendment to have an impact on its consolidated financial statements.

Reference to the conceptual framework: Amendments to IFRS 3

On May 14, 2020, the IASB issued amendments to IFRS 3,
Business Combinations – Reference to the Conceptual Framework
. The amendments are intended to update IFRS 3 refers to the
Conceptual Framework
 issued in March 2018 instead of the 1989
Framework
, and add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37
Provision
,
Contingent Liabilities and Contingent Assets and Interpretation 21 Levies.
The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and are to be applied retrospectively. Earlier application is permitted if an entity also applies all other updated references (published together with the updated
Conceptual Framework
) at the same time or earlier.

Our Company does not expect the amendments to have an impact on its consolidated financial statements.

Property, plant and equipment: proceeds before intended use – Amendments to IAS 16

On May 14, 2020, the IASB issued
Property, Plant and Equipment: Proceeds before Intended Use
, which prohibits entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and are to be applied retrospectively. Earlier application is permitted. An entity applies the amendments retrospectively only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments.

Our Company does not expect the amendments to have an impact on its consolidated financial statements.

Onerous contracts – Amendments to IAS 37

On May 14, 2020, the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a “directly related cost approach”. The costs that related directly to a contract to provide goods or services include both incremental costs and allocation of costs directly related to contract activities. General and administrative costs do not relate directly to a contract and excluded unless they are explicitly chargeable to the counterparty under the contract. The amendments apply to contracts for which the entity has not yet fulfilled all its obligations at the beginning of the annual reporting period in which the entity first applies the amendments. Comparatives are not restated. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. Early application is permitted.

Our Company will apply these amendments to contacts for which our Company has not yet fulfilled all its obligations at the beginning of the annual reporting period in which it first applies the amendments.

Definition of accounting estimate – Amendments to IAS 8

On February 12, 2021, the IASB issued amendments to IAS 8, in which it introduces a new definition of accounting estimate: clarify that they are monetary amounts in financial statements that are subject to measurement uncertainty. The amendments also clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates. Distinguishing between accounting policies and accounting estimates is important because changes in accounting policies are generally applied retrospectively to past transactions and other past events as well as the current periods, while changes in accounting estimates are applied prospectively to future transactions and other future events. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start that period. Earlier application is permitted as long as this fact is disclosed.

Our Company does not expect the amendments to have an impact to its consolidated financial statements.

Disclosure of accounting policies – Amendments to IAS 1 and IFRS Practice Statement 2

On February 15, 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2
Making Materiality Judgements
, in which it provides guidance and example to help entities apply materiality judgements to accounting policy disclosure. The amendments helps entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their “significant” accounting policies with a requirement to disclose their “material” accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The amendments to IAS 1 are applicable for annual reporting periods beginning on or after January 1, 2023 with earlier application permitted. Since the amendment to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary.

Our Company is currently assessing the impact of the amendments by re-visiting its accounting policy disclosures to ensure consistency with the amended standard.

Deferred tax related to assets and liabilities arising from a single transaction – Amendments to IAS 12

On May 7, 2021, the IASB issued the amendments to IAS 12
Income Taxes
require companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. They will typically apply to transactions such as leases of lessees and decommissioning obligations and will require the recognition of additional deferred tax assets and liabilities.

The amendments should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, entities should recognize deferred tax assets (to the extent that it is probable that they can be utilized) and deferred tax liabilities at the beginning of the earliest comparative period for all deductible and taxable temporary differences associated with right-of-use assets and lease liabilities, and decommissioning obligations and corresponding amounts recognized as part of the cost of the related assets. The cumulative effect of recognizing these adjustments is recognized in retained earnings, or other component of equity, as appropriate. The amendments are effective for annual reporting periods beginning on or after January 2023. Early application of the amendments is permitted.

Our Company have already accounted for such transactions consistent with the new requirements. Our Company will not be affected by the amendments.

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

(i) Network centric Services:

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

(iii) Digital Services

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

Estimated Useful Lives of Property, Plant and Equipment

In accordance with IAS 16,
Property, Plant and Equipment
, we estimate the useful lives of plant and equipment in order to determine the amount of depreciation expense to be recorded during any reporting period. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods. Likewise, if the anticipated technological or other changes occur more slowly than expected, the useful lives could be extended. This could result in a reduction of depreciation expense in future periods.

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

Item 6.
Directors, Senior Management and Employees

Directors and Executive Officers

The following table sets forth the name, age and position of each director and senior management of our Company as of March 31, 2022:

Name	Age	Designation
Raju Vegesna (4)	62	CEO, Chairman & Managing Director
Ananda Raju Vegesna (4)	62	Executive Director
C B Mouli (1) (2) (5)	75	Director, Chairman & Financial Expert of Audit Committee

T H Chowdary (2) (3) (5)	90	Director & Chairman of Compensation & Nominating Committees
Vegesna Bala Saraswathi (4)	58	Director
C E S Azariah (1) (2) (3) (4) (5)	74	Director
Arun Seth (1)	71	Director
Kamal Nath	57	Chief Executive Officer
M P Vijay Kumar	52	Chief Financial Officer
C R Rao	62	Chief Operating Officer

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating Committee.

(4)	Member of the Corporate Social Responsibility Committee.

(5)	Member of Nomination and Remuneration Committee.

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

Infinity Capital Ventures, LP beneficially owned 7.61 % of our equity shares as of March 31, 2022. This shareholder is a party to the Subscription Agreement dated November 10, 2005 with our Company. The Subscription Agreement provides that, among other things, the Company shall appoint Mr. Raju Vegesna as the Chairman of the Board of Directors, Infinity Capital shall also nominate another person to the Board of Directors and so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital. In November 2005, Mr. Raju Vegesna, a nominee of Infinity Capital Ventures, LP, was appointed as Chairman of our Board of Directors. In February 2006, the Company also appointed Mr. P S Raju as the second nominee of Infinity Capital to the Board of Directors. Consequent to the resignation of Mr. P S Raju, as a Director effective May 31, 2015, Ms. Vegesna Bala Saraswathi was appointed as an additional Director effective July 22, 2015 of our Company as a Nominee. Further, she was elected by shareholders as a Director at the Annual General Meeting held on July 4, 2016. She got re-elected as a director in Annual General Meeting held on July 6, 2017.

Infinity Satcom Universal Private Limited beneficially owned 7.95% of our equity shares as of March 31, 2022. Mr. Ananda Raju Vegesna, Executive Director of the Company and brother of Mr. Raju Vegesna, is the Director of Infinity Satcom. Infinity Satcom is presently controlled by Mr. Raju Vegesna.

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

Officer Compensation

The following table sets forth all compensation paid by us during the fiscal year ended March 31, 2022 to our executive officers:

	Summary Compensation Table ( ₹ in million)
Name	Salary(1)	Bonus
		(Performance based incentive)
Kamal Nath	15.59	5.68
M P Vijay Kumar	13.43	4.66
C R Rao	13.69	4.79

(1)	Includes provident fund contributions.

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

The Directors (who are not executive officers) are not entitled for any remuneration including any pension, retirement, or similar benefit schemes.

The details of our contribution to provident fund in respect of the executive officers are set out below:

Name	₹ in million
Kamal Nath	0.72
M P Vijay Kumar	0.58
C R Rao	0.55

Gratuity expense is determined at an overall Company level based on an actuarial valuation performed by an independent actuary. Thus, the cost for the year ended March 31, 2022 in respect of gratuity and compensated absences towards executive officers of the Company was not separately determined. Gratuity cost relating to such executive officers is not estimated to be material.

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

We have provided for ₹ 21.16 million ($0.28 million) towards bonus payable for the year ended March 31, 2022 to employees including executive officers who have achieved the KRAs and KPIs.

Total of 1.65 million options were allotted to executive officers as part of ASOP 2014 plan during fiscal 2015.Further 1.35 million options were allotted to executive officers during the fiscal 2019. Related charge for the fiscal 2021 amounted to ₹ 4.51 million ($ 0.06 million). During the fiscal 2021 executive officers exercised 0.035 million shares out of ASOP 2014 Plan.

Board Composition

Our Articles of Association sets the minimum number of directors at three and the maximum number of directors at twelve. We currently have seven directors on the Board. The Indian Companies Act require the following:

•	at least two-thirds of our directors shall be subject to retire by rotation by our shareholders; and

•	at least one-third of our directors who are subject to retire by rotation shall be up for re-election at each annual meeting of our shareholders.

However, the Managing Director
, Executive Director
and Independent Directors are not liable to retire by rotation.

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

Further, as per the Act, he retired by rotation at the Annual General Meeting and got re-elected.

Ms. Vegesna Bala Saraswathi
Appointed as an Additional Director in July 2015.  As per the Indian Companies Act, 2013, she was elected by the shareholders at the Annual General Meeting held on July 4, 2016. Further, as per the Act, she will retire by rotation and be eligible for re-election at the ensuing Annual General Meeting.

Further, as per the Act, she will retire by rotation at the ensuing Annual General Meeting and will be eligible for re-election.

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

The Audit Committee held seven meetings in video conference during fiscal year 2021-22.

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

The Compensation Committee held four meetings in video conference during fiscal 2021-22.

Corporate Social Responsibility Committee

As per Section 135 of the Indian Companies Act, 2013, the Company is required to spend 2% of the average net profits from the three preceding financial years to Corporate Social Responsibility (CSR) activities. For this purpose, the Board has constituted the Corporate Social Responsibility Committee (CSR). Further the Board of Directors of the Company had appointed Ms Vegesna Bala Saraswathi as a Member of CSR Committee at their meeting held on January 24, 2022

At present, The CSR Committee of the board consists of the following Directors:

Mr. Raju Vegesna

Ms Vegesna Bala Saraswathi

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

For the Financial year 2021-22, the Company has spent ₹ 28.62 million in pursuance of its Corporate Social Responsibility Policy in the following manner:

1.	Contribution to the Hospital for the Disabled : The Company has contributed ₹ 10 .00 million to Sri Venkateswara Institute of Research and Rehabilitation for the Disabled Trust.

2.
Contribution towards Livelihood enhancement:
The Company has contributed
₹
13.22 million towards Livelihood enhancement to Raju Vegesna Foundation

3.
Contribution towards Health:
The Company has contributed
₹
2.00 million towards promotion of Health to Voluntary Health Services Hospital, Taramani

4.
Contribution towards Education:
The Company has contributed
₹
0.50 million towards promotion of Education to Sri Hanuman Mani Education & Culture Trust.

5.
Contribution towards Education:
The Company has contributed
₹
0.40 million towards promotion of Education to Dr Ambedkar Yuvajana Sangham, Trust

6.
Contribution towards Education:
The Company has contributed
₹
2.50 million towards promotion of
Livelihood enhancement
to
Shree Anand Charitable Trust.

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

On October 22, 2018, the Nominating Committee reviewed and recommended the appointment of Mr. Arun Seth as an additional Director of the Company who shall hold office up to the ensuing Annual General Meeting scheduled on July 5, 2019. After election, he was appointed as an Independent Director of the Company for a period of five years effective July 5, 2019.

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

Employees

As of March 31, 2022, we had 3641 employees, compared with 2,838 as of March 31, 2021. Of our current employees, 184 are administrative, 355 form our sales and marketing, 3057 are dedicated to technology and technical support, and 45 are in business process and customer care. None of our employees are represented by a union. We believe that our relationship with our employees is good.

Stock Ownership

The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2022 by each director and our senior management executives. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

Equity Shares Beneficially Owned
Beneficial Owner	Number	Percent
Raju Vegesna *	154,053,326	84.30%
Ananda Raju Vegesna	-	-
Vegesna Bala Saraswathi	-	-
T. H. Chowdary	-	-
C B Mouli	-	-
Arun Seth	-	-
C E S Azariah	-	-

*        Other than the above, none of the Directors or Executive Officers of the Company holds any shares in the Company.

The following options were granted to our senior management executives as part of our ASOP plan described below:

Total options outstanding (Shares)	2,980,000
Weighted average exercise price (INR)	83.77
Weighted average exercise period (years)	3.31

Associate Stock Option Plan

We have an Associate Stock Option Plan, or ASOP, which provides for the grant of options to employees of our Company.

The Company introduced a new Stock Option Plan under Associate Stock Option Plan 2014 (ASOP 2014) for granting ESOPs as Equity Shares and/or ADSs linked warrants to the eligible Associates of the Company and its Holding/Subsidiaries/Associates. This was in addition to the earlier ASOP Plans of 2000, 2002, 2005 and 2007. For this purpose, the Company allocated 25 million Equity Shares of ₹ 10/- each under ASOP 2014. The proposal was approved by the Board of Directors and the shareholders of the Company at the Eighteenth Annual General Meeting held on July 28, 2014 and 25,000,000 shares were reserved for issuance under the plan. The Company also filed Form S-8 on December 21, 2015 with SEC for the options issued under the plan. As of March 31, 2022, we had outstanding options of 7.23 million under our ASOP Plans with a weighted average exercise price equal to approximately ₹ 87.82 ($1.17) per equity share.

The Board at their meeting held on January 20, 2015 approved to grant of 5,870,800 options to 85 Associates and issued Grant Letters. The vesting of options commenced in January 2016. During the year ended 2020, 3 associates have exercised 78,900 vested options.

Further during fiscal 2016, 2017, 2018, 2019, 2020, 2021 and 2022, the Company granted 184,300, 525,000, 150,000, 335,000, 7,220,000, 465,000 and 195,000 options to eligible Associates.

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

Item 7.
Major Shareholders and Related Party Transactions

Principal Shareholders

The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2022 by each person or group of affiliated persons who is known by us based on our review of public filings to beneficially own 5% or more of our equity shares. The table gives effect to equity shares issuable within sixty days upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares as well as the power to receive the economic benefits of ownership of securities. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned. The information below is based on a review of filings made by such persons with the SEC.

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

As of March 31, 2022, entities affiliated with our CEO, Chairman and Managing Director, Mr. Raju Vegesna, beneficially owned approximately 84.30% of our outstanding equity shares, which includes the 125,000,000 shares issued in connection with the private placement described below.

	Equity Shares Beneficially owned
Shareholder	Number	Percent
Infinity Capital Ventures, LP, 11601 Wilshire Boulevard, Suite 1900, Los Angeles, CA 90025	13,902,860	7.61
Vegesna Family Trust, LP, 11601 Wilshire Boulevard, Suite 1900, Los Angeles, CA, 90025	620,466	0.34
Infinity Satcom Universal Private Limited, Visakhapatnam	14,530,000	7.95
Ramanand Core Investment Company Private Limited, Visakhapatnam*	125,000,000	68.40

*        Ramanand Core Investment Company Private Limited is controlled by Raju Vegesna Infotech and Industries Private Limited, which is in turn, controlled by Infinity Satcom Universal Private Limited and therefore Infinity Satcom Universal Private Limited holds the beneficial interest in Ramanand Core Investment Company Private Limited.

Details of change in the percentage ownership held by the major shareholders:

Name of the shareholder	2019-20		2020-21		2021-22
	No. of shares	%	No. of shares	%	No. of shares	%
Infinity Capital Ventures, LP, USA	13,902,860	7.76	13,902,860	7.63	13,902,860	7.61%
Vegesna Family Trust, USA	620,466	0.35	620,466	0.34	620,466	0.34%
Infinity Satcom Universal Private Limited	14,530,000	8.11	14,530,000	7.97	14,530,000	7.95%
Raju Vegesna Infotech and Industries Private Limited *	-	-	-	-
Ramanand Core Investment Company Private Ltd **	125,000,000	69.74	125,000,000	68.59	125,000,000	68.40%

*        125,000,000 shares were issued to Raju Vegesna Infotech and Industries Private Limited at a discount of 50% to the prevailing American Depositary Share market price since the allotment of shares was for unlisted Indian equity shares. The shareholders of the Company approved the unregistered offering through voting in a general meeting where the promoter group beneficially owned 84.30% of the equity shares eligible to vote in the meeting.

**        Raju Vegesna Infotech and Industries Private Limited transferred its entire 125,000,000 shares to Ramanand Core Investment Company Private Ltd., its wholly owned subsidiary Company.

Reference is made to note 35 to the Consolidated Financial Statement as regards the shareholding of Ramanand Core Investment Company Private Limited. As of such date, these shares are fully paid up of the face value and hence carry entire voting rights of these shares.

The Company has not issued any shares having differential voting rights and hence the Company’s major shareholders do not have differential voting rights.

United States Shareholders

As of March 31, 2022, 4,32,11,717 of our ADSs were held in the United States and we had approximately
13,696
shareholders in the United States. Each ADS represents one equity share.

Host country Shareholders

As on March 31, 2022, 152,353,854 of our equity shares were held in India and we had 24 shareholders on record in India. Each equity share has a par value of ₹ 10/- each.

Control of Registrant

Based on our review of filings made with the SEC, Infinity Capital Ventures, LP beneficially owned 7.61% of our equity shares as of March 31, 2022. This shareholder is a party to the Subscription Agreement dated November 10, 2005 with our Company. The Subscription Agreement provides that, among other things, the Company shall appoint Mr. Raju Vegesna as the Chairman of the Board of Directors, Infinity Capital shall also nominate another person to the Board of Directors and for so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital. In November 2005, Mr. Raju Vegesna, a nominee of Infinity Capital Ventures, LP, was appointed as Chairman of our Board of Directors. In February 2006, the Company also appointed Mr. P S Raju as the second nominee of Infinity Capital to the Board of Directors. Consequent to the resignation of Mr. P S Raju, as a Director effective May 31, 2015, Ms. Vegesna Bala Saraswathi was appointed as an additional Director of our Company effective July 22, 2015, as a Nominee. Further, as per the Act, she retires by rotation and is eligible for re-election. She was re-elected at the Annual General Meeting held on July 6, 2017.

Infinity Satcom Universal Private Limited, India also beneficially owned 7.95% of our equity shares as of March 31, 2022.

As of March 31, 2022, entities affiliated with our CEO, Chairman and Managing Director, Mr. Raju Vegesna, beneficially owned approximately 84.30% of our outstanding equity shares, which includes the 125,000,000 shares issued in connection with the private placement described below.

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

On October 30, 2010, we consummated the issuance and sale of 125,000,000 of our equity shares in a private placement with our promoter group, including an entity affiliated with our CEO, Chairman and Managing Director, Mr. Raju Vegesna. See note 35 in the notes to the financial statements in this Annual Report.

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

Issuance of Equity Shares in private placement to the promoter group:

October 30, 2010, we consummated the issuance and sale of 125,000,000 of our equity shares in a private placement with our promoter group, including an entity affiliated with our CEO, Chairman and Managing Director, Mr. Raju Vegesna. See note 35 in the notes to the consolidated financial statements in this Annual Report.

The proceeds from the said issue have been utilized towards capital expenditure and expansion plans of the Company. During the fiscal 2019 the shares have become fully paid up.

Related Party Transactions

Refer to Note 32 ‘Related Parties’ in Item 18 of this Annual report for the list of related parties and their relationships as on March 31, 2021 and March 31, 2022.

Related party transactions & balances with subsidiaries on standalone basis as on March 31, 2021

	₹ in million
Particulars	Sify Digital Services Limited	Sify Infinit Spaces Limited	Sify Data and Managed Services Limited	Sify Technologies North America Corporation @	Sify Technologies (Singapore) Pte. Limited	Print House (India) Private Limited	Total
Transactions during the year:
Receipt of services	225.70	30.30	-	-	65.50	-	321.50
Rendering of services	283.30	197.25	1.62	-	8.86	10.12	501.15
Lease rentals received***	-	137.90	-	-	-	-	137.90
Lease rental Deposit***	-	34.50	-	-	-	-	34.50
Investment made on account of BTA#	2,000.10	5,000	-	-	-	-	7,000.10
Investment made in PHIPL##	-	-	-	-	-	100	100
Advances repaid by subsidiaries	-	2.01	-	-	-	500	502.01
Advances given to subsidiaries	-	-	18.9	-	-	511	529.90
Advances given on account of BTA#	550	230	-	-	-	-	780
Revenue transferred on account of BTA#	2,010.47	834.5	-	-	-	-	2,844.97
Expenses transferred on account of BTA#	1,086.20	824.50	-	-	-	-	1,910.70

Outstanding Balances:
lease rentals and refundable deposits receivable***	-	34.50	-	-	-	-	34.50
Amounts payable to Subsidiaries on account of BTA#	2,047.82	1,330.81	-	-	-	-	3,378.63
Trade payable	225.51	30.30	-	-	76.20	-	332.01
Advances receivable	-	-	151.05	-	-	-	151.05
Trade receivable	-	137.90	-	-	15.96	-	153.86
Net Receivable / (Payable)	(2,273.33)	(1,188.71)	151.05	-	(60.24)	-	(3,371.23)
Unearned income	-	-	-	-	18.50	-	-
Right of use Asset	-	-	-	-	39.70	-	-

Related Party transactions between fellow subsidiaries in the books of Sify Digital Services Limited :

Transactions	Sify Infinit Spaces Limited	Sify Technologies North America Corporation
Receipt of services	57.40	-
Rendering of services	-	288.60
Revenue transfers on account of BTA	325.60	-
Expenses transfers on account of BTA	103.90	-
Amounts received on account of BTA	18.69	-
Amount of outstanding balances
Trade payable	57.40	-
Amounts receivable on account of BTA	240.40	-
Trade receivable	-	129.2

Related party transactions & balances with subsidiaries on standalone basis as on March 31, 2022

	₹ in million
Particulars	Sify Digital Services Limited	Sify Infinit Spaces Limited	Sify Data and Managed Services Limited	Sify Technologies North America Corporation @	Sify Technologies (Singapore) Pte. Limited	Print House (India) Private Limited	Total
Transactions during the year:
Receipt of services	220.47	30.34	-	-	67.02	-	317.83
Rendering of services	-	-	-	3.30	8.70	-	12.00
Lease rentals received***	-	142.01	-	-	-	-	142.01
Interest received	-	2.70	2.56	-	-	1.09	6.35
Advances repaid by subsidiaries	-	-	7.38	-	-	-	7.38
Advances given to subsidiaries	-	-	15.00	-	-	-	15.00
Loans given	-	90.00	-	-	-	-	90.00
Investment made in Compulsorily Convertible Debentures	-	1,000.00	-	-	-	-	1,000.00
Revenue transfer	3,151.23	2,619.22	-	-	-	-	5,770.45
Expenses transfer	3,655.58	782.04	-	-	-	-	4,437.62

Outstanding Balances:
Trade payable	-	-	-	-	43.10	-	43.10
Trade receivable	-	-	-	-	10.50	-	10.50
Loans given	-	90.00	-	-	-	11.00	101.00
Investment made in Compulsorily Convertible Debentures	-	1,000.00	-	-	-	-	1,000.00
Amounts Receivable	-	54.11	161.90	-	-	1.07	217.08
Amounts Payable	358.31	-	-	-	-	-	358.31
Lease Deposit received from SISL	-	34.47	-	-	-	-	34.47
Net Receivable / (Payable)	(358.31)	(1,109.64)	161.90	-	(32.60)	12.07	892.70
Unearned income	-	-	-	-	15.70	-	-
Right of use Asset	-	-	-	-	35.51	-	-

Related Party transactions between fellow subsidiaries in the books of Sify Digital Services Limited :

Transactions	Sify Infinit Spaces Limited	Sify Technologies North America Corporation	Sify Technologies (Singapore) Pte Ltd	Print House (India) Private Limited
Receipt of services	57.42	-	16.57	-
Rendering of services	-	396.17	-	-
Loan given to fellow subsidiaries	-	-	-	96.71
Expenses transfers	28.83	-	-	-

Amount of outstanding balances
Amount payable *	13.67	-	-	-
Trade payable	-	-	7.31	-
Trade receivable	-	278.50	-	-
Loan given to fellow subsidiaries	-	-	-	96.71

All transactions between Sify Technologies Limited and its subsidiaries up to March 31, 2022 of this Annual Report have been in the ordinary course of business

#Pursuant to BTA which is effective from February 1, 2021 with appointed date of April 1, 2020, the transactions that were recorded in the parent company and the balances as on January 31, 2021 pertaining the businesses that were transferred have been transferred to the subsidiary companies respectively. The customer and vendor contracts novation is in progress as on March 31, 2021. Pending confirmation from customers and vendors, the invoices have been booked in parent company and subsequently transferred to subsidiary companies as on March 31, 2021.

Pursuant to agreement for shared services between entities, the billing from parent entity to the subsidiary entities and vice versa is part of the services rendered and services received.

@ Sify NA revenue and receivables are on account of services rendered from Sify Digital Services Limited, hence the revenue and receivable has been transferred to SDSL

**During the year 2011-12, the Company had entered into a lease agreement with M/s Raju Vegesna Infotech and Industries Private Limited, the holding Company, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 0.75 (Rupees Seventy Five Thousand Only) per month. Subsequently, the Company entered into an amendment agreement with effect from April 1, 2013, providing for automatic renewal for a further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years. Subsequently on account of expiry of the said agreement, the company entered into a fresh agreement for a period of three years effective February 1, 2021 on a rent of ₹ 1.14 per month.

During the year 2011-12, the Company had also entered into a lease agreement with M/s Raju Vegesna Developers Private Limited, a Company in which Mr Ananda Raju Vegesna, Executive Director of the Company and Mr Raju Vegesna, Chairman and Managing director of the Company exercise significant influence, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 0.30 (Rupees Thirty Thousand Only) per month. The agreement provides for the automatic renewal for further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years.Subsequently on account of expiry of the said agreement, the company entered into a fresh agreement for a period of three years effective February 1, 2021 on a rent of ₹ 0.46 per month.

During the year 2010-11, the Company had entered into a lease agreement with Ms Radhika Vegesna, daughter of Mr Anand Raju Vegesna, Executive Director of the company, to lease the premises owned by her for a period of three years effective June 1, 2010 on a rent of ₹ 3 per month and payment of refundable security deposit of ₹ 26. This arrangement will automatically be renewed for a further period of two blocks of three years with all the terms remaining unchanged. Subsequently on account of expiry of the said agreement, the company entered into a fresh agreement for a period of three years effective June 1, 2019 on a rent of ₹ 5.56 per month and payment of additional refundable security deposit of ₹ 30. This arrangement will automatically be renewed for a further period of two blocks of three years with all the terms remaining unchanged.

* Represents salaries and other benefits of Key Management Personnel comprising of Mr. Kamal Nath - CEO, Mr. M P Vijay Kumar - CFO and Mr. C R Rao - COO.

***During the year 2020-21, the Company had entered into a lease agreement with Sify Infinit Spaces Limited, the Subsidiary Company, to lease the premises at Chennai, Noida and Hyderabad owned by the company for a period of ten years effective April 1, 2020 on a rent of ₹ 7.20 (Rupees Seven lakhs Twenty Thousand), ₹ 57.37 (Rupees Fifty Seven Lakhs Thirty Seven Thousand) & ₹ 50.32 (Rupees Fifty Lakhs Thirty two thousand) respectively per month with an escalation of 3% on the last paid rent after the end of every year and refundable security deposit equal to the rent of three months on all the said properties.

Refer to Note 32 ‘Related Parties’ for details of transactions with KMP

Loans to employees

We provide salary advances to our employees in India who are not executive officers or directors. The annual rate of interest for these loans is 0%. As of March 31, 2022, the loan outstanding from employees is ₹ 6.49 million.

Item 8
. Financial Information

Financial Statements

The following financial statements and auditors’ report appear under Item 18 in this Annual Report on Form 20-F and are incorporated herein by reference:

•	Report of Independent Registered Public Accounting Firm
•	Consolidated Balance Sheet as of March 31, 2022 and 2021
•	Consolidated Statements of comprehensive income for the years ended March 31, 2022, 2021 and 2020
•	Consolidated Statements of changes in equity for the years ended March 31, 2022, 2021 and 2020
•	Consolidated Statements of cash flows for the years ended March 31, 2022, 2021 and 2020
•	Notes to the consolidated financial statements

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

The Company which had approached Hon’ble High Court of Madras (Court) in 2013 by filing a writ petition prohibiting Department of Telecommunications (DOT) from levying a license fee on non-licensed activities obtained stay of the demands. The Hon’ble Court restrained DoT from recovering the license fee in respect of non- telecom activities and the case is pending for hearing

The Company believes that it has adequate legal defenses against the demand raised by DoT and that the ultimate outcome of these actions will not have a material adverse effect on the Company's financial position and result of operations. ISPAI, association representing the internet service providers including the company issued a letter to DoT stating that the Hon’ble Supreme Court judgement dated 24.10.2019 is not applicable to Internet Service Providers and the license conditions are different.

The Company which had received notices for earlier years from DoT claiming Licence fee on the total Income (including income from Non Licensed activities) has already responded to these notices stating that licence fees are not payable on income from non-licensed activities. The Company believes that it has adequate legal defenses against these notices and that the ultimate outcome of these actions may not have a material adverse effect on the Company's financial position and result of operations..

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

(iii) TDSAT has by its Order dated 28.02.2022 quashed the demands made by DoT seeking license fee, interest on license fee, penalty & interest on penalty on the revenue accruing from other businesses other than the licensed based activities from 2005-06 onwards. Sify has been paying AGR on the licensed based activiites and challenged the demands made by DoT on the revenue arising from other business activities (Non-licensed businesses) and the petitions are pending before Madras High Court.

Supreme Court had by its Order dated 10.06.202
0
in a similar case relating to PSUs

accepted the stand of the DoT that the licenses are different and the judgement of 24.10.2019 could not be made the basis for raising demands as they are not in the actual business of providing Mobile Services to the general public. Sify also has licenses similar to that. TDSAT also held that there is no scope to differentiate between 2 sets of licensees (PSU & Others) having same or similar licenses only on the basis of ownership, private or public. The statutory rights and liabilities must remain the same for both the classes in so far as they arise from the licenses/agreements under consideration.

b) The company is party to additional legal actions arising in the ordinary course of business. Based on the available information as at March 31, 2022, the Company believes that it has adequate legal defences for these actions and that the ultimate outcome of these actions will not have a material adverse effect [the maximum financial exposure would be ₹ 1,133 (previous year: ₹ 1,133)] on the Company's financial position and results of operations.

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

d) During the FY 2019-20, Directorate General of Goods and Services Tax Intelligence (DGGI) did an inspection based on the analysis of service tax returns filed by the company in the past. The company has been categorising services relating to e-Learning and Infrastructure Management Services provided to foreign customers billed in convertible foreign currency under OIDAR services while filing its half-yearly service tax return. However, based on the Place of Provision of Services Rules then applicable under the Finance Act, 1994, Service Tax has to be paid for OIDAR services provided to foreign customers even if the conditions for qualifying as export of services are met. Hence, the DGGI contended that Service Tax should be paid on the services classified as OIDAR services in the returns. The total contended during the period April 2014 to November 2016 of Service Tax was ₹ 1,618 and the Interest & Penalty as applicable. The company believes that the services relating to e-learning and infrastructure management services will not fall under OIDAR services and also the activities covered under E-learning and IMS does not meet the conditions for taxation under the provisions applicable as OIDAR and hence there is no liability. However, during the investigation, the Company has paid ₹ 646 under protest to continue the proceeding with the relevant adjudicating authorities. Thereafter, the DGGI has issued Show Cause Notice and the company has replied on the same. The matter is pending with the Adjudicating Authority. The company believes that no provision is required to be made against this demand.

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

In view of the unexpected outbreak of pandemic COVID 19 and the consequent lockdown and reduced economic activities, compounded by uncertainty of timing of return to normalcy, your Directors consider it appropriate to conserve resources within the Company to stay liquid and use prudently for expansion. Hence, the Board of Directors did not recommend any dividend for the year 2021-22.

Due to the unexpected outbreak and prolongation of Covid-19 pandemic and the consequent lockdown and reduced economic activities, compounded by uncertainty of timing of return to normalcy and to conserve and plough back the resources within the Company to stay liquid and use prudently for operations and expansion. Your Directors do not recommend any dividend for the Financial Year 2021-22.

Significant changes

None

Item 9
. The Offer and Listing

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

Item 10.
Additional Information

Our Authorized capital stood at ₹ 2,040,000,000, divided into 204,000,000 Equity Shares, having a par value ₹ 10 per share. As of March 31, 2022, 182,742,369 Equity Shares were issued and fully paid. There are no partly paid up shares. The equity shares are our only class of share capital. We have 7,232,978 options outstanding to purchase equity shares as of March 31, 2022.

Some of the share capital,
43,211
,
717
shares, is represented by American Depository Shares issued by our Company in accordance with applicable laws and regulations. Our Articles of Association and the Indian Companies Act permit us to issue classes of securities in addition to the equity shares. For the purposes of this annual report, “shareholder” means a shareholder who is registered as a member in the register of members of our Company. The term shareholders and ADSs holders have the same meaning in this annual report since the Indian Companies Act only defines a shareholder.

There have been no significant changes in the share capital of the Company during the fiscal 2022 and 2021 except for exercise of stock options by eligible employees. In addition to exercise of stock options during the fiscal 2021, the partly paid shares as part of the subscription agreement entered into with Mr. Ananda Raju Vegesna, dated October 22, 2010 were converted to fully paid up after receiving the balance money of ₹900 million towards the 125,000,000 equity shares.

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

2021 Annual General Meeting

Our Annual General Meeting for the fiscal year 2021 was held on September 15, 2021 as decided by the Board of Directors at the registered office of our Company, 2nd Floor, TIDEL Park, 4 Rajiv Gandhi Salai, Taramani, Chennai 600 113, India through video conference pursuant to the Notification dated 8.4.2020, 13.4.2020 and 5.5.2020 issued by the Ministry of Corporate Affairs due to the outbreak of COVID-19 pandemic.

At the Annual General Meeting, the shareholders approved the following items:

•	Adoption of audited financials for the fiscal year ended March 31, 2021 as per Indian Accounting Standard.
•	Appoint a Director in place of Ms. Ananda Raju Vegesna (DIN 01598346), who retires by rotation and being eligible, offers himself for reappointment.
•	Appointment of M/s Manohar Chowdhary & Associates, Chartered Accountants as the Statutory Auditors of the Company for a term of Five Years
•	Ratification of Remuneration payable to Mr. S Ramachandran, Cost Auditor.

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
₹
100,000 arising from sale of equity shares in a Company or a unit of an equity oriented fund or a unit of a business trust will be taxable at a rate of 10%, subject to satisfaction of certain conditions and will not get the benefit of indexation. Thus, any transfer carried out after 1 April 2018, would result in Long Term Capital Gains in excess of
₹
100,000 and will attract tax at the rate of 10 percent. Further if investments are made on or before January 31, 2018, a method of determining the Cost of Acquisition (COA) of such investments has been specifically laid down. The COA of such investments shall be deemed to be the higher of-
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

Material United States Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences that may be relevant with respect to the ownership and disposition of equity shares or ADSs and is for general information only. This summary addresses the U.S. federal income tax considerations of U.S. holders. For purposes of this discussion, “U.S. holders” are (a) individuals who are citizens or residents of the United States, (b) corporations (or other entities treated as corporations for U,S, federal income tax purposes) created in or under the laws of the United States or any political subdivision thereof or therein, (c) estates, the income of which is includable in gross income for U.S. federal income tax purposes, regardless of its source and (d) trusts having a valid election to be treated as “United States persons” (within the meaning of Section 7701(a)(30) of U.S. Internal Revenue Code of 1986, as amended (the “
Code
”)) in effect under U.S. Treasury Regulations or the administration of which a U.S. court exercises primary supervision and with respect to which a United States person has the authority to control all substantial decisions.

This summary is limited to U.S. holders who hold or will hold equity shares or ADSs as capital assets. In addition, this summary is limited to U.S. holders who are not residents in India for purposes of the Convention between the Government of the United States of America and the GoI for the avoidance of Double Taxation and the prevention of Fiscal Evasion (the “
Convention
”) with respect to taxes on income. If a partnership holds the equity shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding equity shares or ADSs should consult its own tax advisor.

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

Ownership of ADSs
. For U.S. federal income tax purposes, holders of ADSs generally will be treated as the owners of equity shares represented by such ADSs. Accordingly, the conversion of ADSs into equity shares generally will not be subject to United States federal income tax.

Dividends
. The gross amount of any distributions of cash or property (other than, generally, distributions of our equity shares) with respect to equity shares or ADSs will generally be included in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally should be the date of receipt by the depositary, to the extent such distributions are made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of our Company. Such dividends will not be eligible for the dividends received deduction (“
DRD
”) generally allowed to corporate U.S. holders, other than certain corporate U.S. holders who own 10% or more of us. 10% corporate U.S. holders should consult their tax advisors regarding any DRD to which they are entitled. To the extent, if any, that the amount of any distribution by our Company exceeds our Company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles, such excess will be treated first as a tax-free return of capital to the extent of the U.S. holder’s tax basis in the equity shares or ADSs and thereafter as capital gain. However, because we do not intend to determine our earnings and profits under U.S. federal income tax principles, any distribution will generally be treated as a dividend for U.S. federal income tax purposes.

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

Sale or Exchange of Equity Shares or ADSs
. A U.S. holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder’s adjusted tax basis in the equity shares or ADSs, as the case may be. Subject to the “Passive Foreign Investment Company” discussion below, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the equity shares or ADSs, as the case may be, were held for more than one year. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source passive category income or loss for U.S. foreign tax credit purposes. Capital gains realized by a U.S. holder upon sale of equity shares (but not ADSs) may be subject to tax in India, including withholding tax. See the “Taxation of Distributions” and “Taxation of Capital Gains” discussion above. Due to limitations on foreign tax credits, however, a U.S. holder may not be able to utilize any such taxes as a credit against the U.S. holder’s federal income tax liability.

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

Estate taxes
. An individual U.S. holder will have the value of the equity shares or ADSs held by such holder included in his or her gross estate for U.S. federal estate tax purposes. An individual holder who actually pays Indian estate tax with respect to the equity shares may, however, be entitled to credit the amount of such tax against his or her U.S. federal estate tax liability, subject to a number of conditions and limitations.

Additional Tax on Net Investment Income.
U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds are subject to a 3.8% tax on certain net investment income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, equity shares or ADSs, subject to certain limitations and exceptions.

Passive Foreign Investment Company
. A non-U.S. corporation will be classified as a passive foreign investment Company for any taxable year for U.S. federal income tax purposes if either:

•	75% or more of its gross income for the taxable year is passive income; or

•	on average for the taxable year by value, or, if it is not a publicly traded corporation and so elects or is a controlled foreign corporation, by adjusted basis, if 50% or more of its assets produce or are held for the production of passive income.

We do not believe that we satisfy either of the tests for passive foreign investment Company status for the taxable year ended March 31, 2022. However, because this determination is made on an annual basis and depends on a variety of factors (including the value of our ADSs), no assurance can be given that we were not considered a passive foreign investment Company in a prior taxable year, or that we will not be considered a passive foreign investment Company for the current taxable year and/or future taxable years. If we were to be a passive foreign investment Company for any taxable year, U.S. holders would be required to either:

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

OTHER AMENDMENTS:

Due dates extended by a year up to 31 March 2023 to provide more time to business to satisfy the conditions for availing various exemption/ deductions provided under the Act

▪	Section 115BAB: Extension of last date for commencing manufacturing operations to avail lower tax rate of 15% from 31 March 2023 to 31 March 2024

▪	Section 80-IAC: Extension of last date for incorporation of eligible startups from 31 March 2022 to 31 March 2023 to avail profit linked exemption 100 percent of profits allowed as deduction

Certain provisions of the Income-tax Act, 1961 (‘the Act’) amended resulting in possibilities of increased disallowances/ reduced deductions for businesses

▪	Section 40: Surcharge and cess not deductible
▪	Section 14A: Disallowance would be warranted even if no exempt income is earned during the year
▪
Section 37:
Any amount incurred for any offense or for compounding any offense under any law in force in or outside India and for providing any benefit or perquisite to any person which is in violation of any law governing the conduct of such person would not be allowable as deduction

▪	Section 43B: Conversion of interest liability to debentures cannot be treated as actual payment against discharge of liability and hence not allowable as deduction
▪	Section 50: Reduction of goodwill from block of assets would be treated as transfer
▪	Section 79A: No set-off of losses against undisclosed income coming to light consequent to search, requisition and survey
▪	Section 115BBD: Concessional tax rate of 15 percent on dividend from specified foreign companies discontinued
▪
Section 194R*:
Benefit or perquisite provided to a resident carrying on business or profession, exceeding INR 20,000 in a year, shall be subjected to TDS at 10 percent of the value of such benefit/ perquisite

Introduction of new provisions/ amendments to existing ones to provide for reduced litigations and better compliance facilities to assesses:

▪
Section 139(8A):
Option to file updated tax return (in addition to revised or belated returns) within 24 months from end of the AY only upon payment of additional tax 25%/ 50% of tax and interest payable.

▪
Section 158AB:
Procedure to be followed to prevent filing appeals by revenue where identical question of law pending before High Court or Supreme Court in own case or another assesses case. This may reduce the cost of litigation. Our litigations are pending at Madras HC whereas similar matter is pending before the Supreme Court. Future assessments may be prevented from going into appeal until this case is decided

Documents on Display

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

Reserve Bank of India:

▪	Repo Rate under LAF retained at 4.0 per cent, throughout this fiscal year

▪	Reverse repo rate under the LAF retained at 3.35 per cent, throughout this fiscal year.

▪	Cash Reserve Ratio increased by 50 bps to 4.0 per cent from 3.50 per cent to reduce liquidity in the system.

▪	Marginal standing facility (MSF) rate and the Bank Rate retained at 4.25 per cent, throughout this fiscal year.

▪	Government of India approved the Extension of Interest Equalization Scheme for Pre and Post Shipment Rupee Export Credit (‘Scheme’) up to March 31, 2024.

▪	In view of the imminent discontinuance of LIBOR as a benchmark rate, RBI has decided to make the following changes to the all-in-cost benchmark & ceiling for FCY ECBs:

a)	Benchmark rate in case of Foreign Currency (FCY) External Commercial Borrowing (ECB) refers to any widely accepted interbank rate or Alternative Reference Rate (ARR) of 6-month tenor, applicable to the currency of borrowing.

b)	To take into account differences in credit risk and term premia between LIBOR and the ARRs, the all-in-cost ceiling for new FCY ECBs has been increased by 50 bps to 500 bps over the benchmark rates

c)	To enable smooth transition of existing ECBs linked to LIBOR whose benchmarks are changed to ARRs, the all-in cost ceiling for such ECBs has been revised upwards by 100 basis points to 550 bps over the ARR

▪	Authorised Dealer (AD) Category I banks, with effect from October 1, 2022, shall obtain the LEI number (Legal Entity Identifier) from the resident entities (non-individuals) undertaking capital or current account transactions of
₹
50 crore and above (per transaction) under FEMA, 1999.

▪	Permitting Banks in India to undertake transactions in the offshore Foreign Currency Settled-Overnight Indexed Swap (FCS-OIS) market with non-residents and other market makers, which will deepen the interest rate derivatives market in India.

▪	AD banks are allowing exporters/importers to set-off their outstanding export receivables against outstanding import payables from/to the same overseas buyer/supplier. Recently, guidelines amended to allow set-off between the export and import legs taking place during the same calendar year.

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

Refer to note 33 of the notes to consolidated financial statements to this Annual Report for further analysis and exposure arising out of credit risk, liquidity risk and currency risk

Item 12.
Description of Securities Other Than Equity Securities

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

Direct and Indirect Payments by the Depositary to Sify

Pursuant to the Deposit Agreement with Citibank N.A, we have received USD 205,950.50 from Citibank during the fiscal year ended March 31, 2022 in connection with our ADS Program

PART II

Item 13.
Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.
Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15.
Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 20-F, our management, with the participation of our CEO, Chairman and Managing Director and CFO, has carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on March 31, 2022. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our CEO, Chairman and Managing Director and CFO, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.

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

2)	Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2022. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in Internal Control — Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2022.

3 )	Our independent registered public accounting firm, Manohar Chowdhry & Associates, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2022.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sify Technologies Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Sify Technologies Limited (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “Group”) as of March 31, 2022, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2022, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements as of and for the year ended
March 31, 2022, of the Group and our report dated June 10, 2022, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

Manohar Chowdhry & Associates
 (
PCAOB ID
: 5341
)
Chartered Accountants

We are serving as the Company's auditor for the first year.

Chennai, India
June 10, 2022

Changes in internal control over financial reporting

During the period covered by this Annual Report, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

I
te
m
16A. Audit Committee financial expert

Mr. C. B. Mouli, a member of our audit committee, has been deemed “independent” per the applicable SEC and NASDAQ rules. The Board of Directors has determined that Mr. Mouli is the “audit committee financial expert” as defined by the applicable rules of the SEC. See Item 6 for description of Mr. Mouli’s relevant experience.

I
te
m 16 B. Code of Ethics

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

I
te
m 16C.
Principal Accountant Fees and Services

The following table sets forth for the fiscal years indicated the fees paid to our principal accountant and its associated entities for various services provided to us in these periods.

Type of Service	Fiscal year ended
	march 31, 2022	march 31, 2021
(a) Audit Fees	₹ 6.75 million	₹ 7.10 million
(b) Audit Related Fees	₹ 1.00 million	₹1.00 million
(c) Tax Fees	-	-
(d) All Other Fees	-	-

Our Audit Committee requires pre-approval of all audit and permissible non-audit services to be performed for the Company by its independent auditors, subject to the de-minims exception for non-audit services described in Section 10A(i)(1)(B) of the Securities Exchange Act of 1934.

I
te
m 16D.
Exemptions from the Listing Standards for Audit Committees

We have not sought any exemption from the listing standards for audit committees applicable to us as foreign private issuer, pursuant to Rule 10(A)-3(d) of the Securities Exchange Act of 1934.

I
te
m 16E.
Purchase of Equity Securities by the Issuer and Affiliated Purchasers

None.

I
te
m 16F.
Change in Registrant’s Certifying Accountant

M/s Manohar Chowdhary & Associates, Chartered Accountants were appointed as the Principal Accountant for the Financial year 2021-22, this change is pursuant to provisions under the Indian Companies Act, 2013 relating to rotation of statutory auditors.  The term of M/s ASA & Associates LLP, Chartered Accountants (Firm’s Registration No. 009571N) has expired since they have completed two consecutive term of five years each.

Hence, M/s ASA & Associates LLP, Chartered Accountants (Firm’s Registration No. 009571N) had retired as the Statutory Auditors of the Company at the Twenty Fifth Annual General Meeting (AGM) of the Company held on September 15, 2021. Consequently, M/s Manohar Chowdhary & Associates Chartered
 Acc
ountant
, Chennai (Firm Regn. No. 001997S) were appointed as the Statutory Auditors of the Company, for a period of 5 years, commencing from the conclusion of 25th AGM till the conclusion of the 30th AGM to be held in the year 2026.

M/s ASA & Associates LLP, Chartered Accountants
audited our financial statements for the financial years ended March 31, 202
1
 and March 31, 202
0
. None of the reports of
M/s ASA & Associates LLP, Chartered Accountants
on our consolidated financial statements for either of such financial years contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles

There were no disagreements with
M/s ASA & Associates LLP
, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to
M/s ASA & Associates LLP
’s satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with any reports it would have issued, and there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F and Item 304(a)(1)(v) of Regulation S-K.
M/s ASA & Associates LLP
did not audit, or perform a review of, any of our financial statements for any period subsequent to March 31, 2021.

I
te
m 16 G.
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

I
te
m 16 H.
Mine
SAFETY
disclosure

Not Applicable

Item 16 I.
Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not Applicable

P
A
RT III

I
te
m
17. Financial Statements

See Item No 18

I
te
m
18. Financial Statements

Consolidated Statements and other Financial Information

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sify Technologies Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Sify Technologies Limited (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “Group”) as of March 31, 2022, the related consolidated statement of comprehensive income, changes in equity, and cash flows, for the year ended March 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2022, and the results of its operations and its cash flows for the year ended March 31, 2022, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group's internal control over financial reporting as of March 31, 2022, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 10, 2022, expressed an unqualified opinion on the Group's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Group's consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Trade receivables

Critical Audit Matter Description

The collectability of the Group’s aged Trade Receivables and the valuation of allowance for impairment of Trade Receivables is a Critical Audit Matter due to the judgement involved in assessing the recoverability. The Trade Receivable as at March 31, 2022 is Rs. 10,784,668 thousands and Allowance for doubtful receivable charged in the Statement of Income for the year ended March 31, 2022 is Rs 433,723 thousands (including bad debts written off Rs 379,668 thousands).

How the Critical Audit Matter Was Addressed in the Audit

In view of the significance of the matter, we applied the following audit procedures in this area, among others, to obtain sufficient appropriate audit evidence:

•	We evaluated and tested the Group’s processes for trade receivables, including the credit control, collection and provisioning processes.

•	We evaluated the management view point and estimates used to determine the allowance for bad and doubtful debts.

•
We have reviewed the ageing, tested the validity of the receivables, the subsequent collections of trade receivables, the past payment and credit history of the customer, disputes (if any) with customers and based on discussion with the Company’s management (information and explanation provided by them) and evidences collected, we understood and evaluated the reason for delay in realisation of the receivables and possibility of realisation of the aged receivables.

•	Where there were indicators that trade receivables were unlikely to be collected, we assessed the adequacy of allowance for impairment of trade receivables .

•	We tested the sufficiency of the allowance for bad and doubtful debts charged in the Statement of Income for the year ended March 31, 2022.

Manohar Chowdhry & Associates
Chartered Accountants

We are serving as the Company's auditor for the first year.

Chennai, India
June
10
, 2022

Sify Technologies Limited

Consolidated Statement of Financial Position
(In thousands of Rupees, except share data and as otherwise stated)

		As of March 31,		As of March 31,
	Note	2022 ₹	2021 ₹	2022 Convenience translation into US$ thousands
				Note 2(c)
Assets
Property, plant and equipment	5	16,694,877	12,496,784	220,228
Right of Use Assets	7	4,412,714	4,539,602	58,210
Intangible assets	6	634,730	694,586	8,373
Other assets	10	2,136,850	846,508	28,188
Deferred contract costs		20,625	29,887	272
Other investments	15	476,050	212,238	6,280
Deferred tax assets	11	686,193	636,472	9,052
Total non-current assets		25,062,039	19,456,077	330,603

Inventories	12	2,407,203	1,414,738	31,754
Trade and other receivables, net	13	14,061,653	9,722,230	185,493
Contract assets	9	51,283	7,516	676
Deferred contract costs		304,225	46,087	4,013
Prepayments for current assets	14	607,961	515,890	8,020
Restricted cash	8	792,035	400,971	10,448
Cash and cash equivalents	8	3,781,978	5,101,083	49,889

Total current assets		22,006,338	17,208,515	290,293
Total assets		47,068,377	36,664,592	620,896

Equity	16
Share capital		1,840,238	1,835,195	24,275
Share premium		19,676,167	19,628,129	259,556
Share based payment reserve		349,123	336,340	4,605
Other components of equity		77,299	90,381	1,020
Accumulated deficit		(7,466,624)	(8,724,570)	(98,495)
Total equity attributable to equity holders of the Company		14,476,203	13,165,475	190,961

Liabilities
Borrowings	19	7,769,122	3,642,588	102,485
Lease liabilities	7	1,715,361	1,772,623	22,628

Sify Technologies Limited

Consolidated Statement of Financial Position
(In thousands of Rupees, except share data and as otherwise stated)

		As of March 31,		As of March 31,
				2022
				Convenience
				translation
				into US$
				thousands
	Note	2022 ₹	2021 ₹	Note 2(c)
Employee benefits	17	145,004	192,404	1,913
Contract liabilities	9	1,797,611	929,590	23,713
Other liabilities	18	60,742	40,002	801
Total non-current liabilities		11,487,840	6,577,207	151,540

Borrowings	19	7,111,069	5,766,641	93,805
Lease Liabilities	7	492,042	430,026	6,491
Bank overdraft	8	371,995	123,666	4,907
Trade and other payable	20	11,336,886	9,223,953	149,549

Contract liabilities	9	1,792,342	1,377,624	23,643
Total current liabilities		21,104,334	16,921,910	278,395

Total liabilities		32,592,174	23,499,117	429,935
Total equity and liabilities		47,068,377	36,664,592	620,896

The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited
Consolidated Statement of Income
(In thousands of Rupees, except share data and as otherwise stated)

		Year ended March 31,			Year ended
					March 31,
					2022
					Convenience
					translation into
	Note	2022	2021	2020	US$ thousands
		₹	₹	₹	Note2(c)
Revenue
- Rendering of services		25,659,626	22,035,746	21,125,781	338,486
- Sale of products		1,366,049	2,283,796	1,826,286	18,020
Total	22	27,025,675	24,319,542	22,952,067	356,506
Cost of goods sold and services rendered
- Rendering of services		(14,208,357)	(12,269,997)	(12,488,814)	(187,428)
- Sale of products		(1,833,699)	(2,432,537)	(1,876,013)	(24,189)
Total		(16,042,056)	(14,702,534)	(14,364,827)	(211,617)
Other income
- Profit on sale of property, plant and equipment (Net)
- Other income		4,825	1,352	-	64
		125,903	154,641	97,155	1,660
		130,728	155,993	97,155	1,724

Selling, general and administrative expenses	25	(4,943,575)	(4,546,756)	(4,513,646)	(65,213)
Depreciation and amortization	5,6 & 7	(3,283,452)	(2,835,632)	(2,290,777)	(43,313)
Impairment Loss on goodwill		(14,595)	-	-	(193)
Profit from operating activities		2,872,725	2,390,613	1,879,972	37,894

Finance income	28	73,577	172,319	193,877	971
Finance expenses	28	(1,098,096)	(962,656)	(1,054,133)	(14,485)
Net finance income / (expense)		(1,024,519)	(790,337)	(860,256)	(13,514)

Profit before tax		1,848,206	1,600,276	1,019,716	24,380
Income tax (expense) / benefit	11	(590,261)	(68,414)	(314,339)	(7,786)
Profit for the year		1,257,945	1,531,862	705,377	16,594
Attributable to:
Equity holders of the Company		1,257,945	1,531,862	705,377	16,594
Non-controlling interest		-	-	-	-
		1,257,945	1,531,862	705,377	16,594
Earnings per share	29
Basic earnings per share		6.89	8.53	3.94	0.10
Diluted earnings per share		6.73	8.45	3.90	0.09

The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited
Consolidated Statement of Comprehensive Income

(In thousands of Rupees, except share data and as otherwise stated)

	Year ended March 31,
				2022
				Convenience
				translation
				into US$
	2022	2021	2020	thousands
	₹	₹	₹	Note 2(c)
Profit for the year	1,257,945	1,531,862	705,377	16,594
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements of the net defined benefit liability/asset	(21,985)	5,179	10,816	(290)
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	8,900	(8,415)	28,188	117
Total other comprehensive income, net of taxes	(13,085)	(3,236)	39,004	(173)
Total comprehensive income	1,244,860	1,528,626	744,381	16,421
Total comprehensive income attributable to:
Equity holders of the Company	1,244,860	1,528,626	744,381	16,421
Non-controlling interest
	1,244,860	1,528,626	744,381	16,421

Sify Technologies Limited
Consolidated Statement of Changes in Equity
(In thousands of Rupees, except share data and as otherwise stated)

For year ended March 31, 2022
Particulars
			Share		Retained
			based	Other	earnings /		Non-
	Share	Share	paymen t	components	(accumulated		controlling
	capital	premium	reserve	of equity	deficit)	Total	interest	Total equity
Balance on April 1, 2021	1,835,195	19,628,129	336,340	90,381	(8,724,570)	13,165,475	-	13,165,475

Total comprehensive income for the year	-	-	-	(13,082)	1,257,946	1,244,864	-	1,244,864

Transactions with owners, recorded directly in equity

Shares issued on exercise of ESOP	5,043	37,949				42,992		42,992
Call money received						-		-
Transaction costs related to equity						-		-
Transferred from share based payment reserve on exercise of ESOP		10,089	(10,089)			-		-
ESOP Expenses			22,872			22,872		22,872
Balance on March 31, 2022	1,840,238	19,676,167	349,123	77,299	(7,466,624)	14,476,203	-	14,476,203

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

Sify Technologies Limited
Consolidated Statements of Cash Flows
For the fiscal years ended March 31
(In thousands of Rupees, except share data and as otherwise stated)

	Year ended March 31,
	202 2 ₹	202 1 ₹	20 20 ₹	202 2 Convenience translation into US$ thousands
				(Unaudited) Note 2(c)
Profit for the year	1,257,946	1,531,862	705,377	16,594
Adjustments for:
Depreciation and amortization & Impairment of goodwill	3,298,047	2,835,632	2,290,777	43,506
(Gain) / loss on sale of property, plant and equipment	(4,825)	(1,352)	10,158	(64)
Deposits/Advances no longer payable written back			43,957	-
Provision for doubtful receivables/ advances	433,723	755,495	479,747	5,721
Stock compensation expense	22,885	40,051	46,372	302
Net finance (income) / expense	1,024,519	790,337	860,256	13,515
Unrealized (gain)/ loss on account of exchange differences	(15,509)	7,536	8,342	(205)
Tax expense	590,261	68,414	314,339	7,786
Cash flow from operating activities before working capital changes	6,607,047	6,027,975	4,759,325	87,155

Change in trade and other receivables	(4,080,446)	1,075,194	(289,830)	(53,827)
Change in inventories	(992,465)	(112,682)	413,258	(13,092)
Change in Contract Assets	(43,767)	8,598	17,521	(577)
Change in Contract Costs	(248,877)	26,037	11,020	(3,283)
Change in Contract Liabilities	1,282,743	(166,029)	140,378	16,922
Change in other assets	(301,328)	(33,812)	(561,037)	(3,975)
Change in trade and other payables	1,366,459	226,621	235,332	18,025
Change in employee benefits	(69,815)	21,921	17,888	(921)
Cash generated from operations	3,519,551	7,073,823	4,743,855	46,426
Income taxes (paid)/ refund received	(1,274,883)	(107,115)	298,963	(16,817)
Net cash from / (used in) operating activities	2,244,668	6,966,708	5,042,818	29,609

Sify Technologies Limited
Consolidated Statements of Cash Flows
For the fiscal years ended March 31,
(In thousands of Rupees, except share and per share data and as otherwise stated)

	Year ended March 31,
	202 2 ₹	202 1 ₹	20 20 ₹	202 2 Convenience translation into US$ thousands
				(Unaudited) Note 2(c)
Cash flows from / (used in) investing activities
Acquisition of property, plant and equipment	(6,801,252)	(2,655,319)	(4,062,088)	(89,718)
Expenditure on intangible assets	(333,867)	(307,306)	(340,898)	(4,404)
Proceeds from sale of property, plant and equipment	4,929	1,352	11,242	65
Investments in corporate debt securities & Equity	(263,904)	(5,513)	-	(3,481)
Finance income received	40,071	141,584	164,012	529
Amount paid for acquisition of right of use assets	(239,318)	(793,410)	(98,587)	(3,157)
Net cash from / (used in) investing activities	(7,593,341)	(3,618,612)	(4,326,319)	(100,166)

Cash flows from / (used in) financing activities
Proceeds from issue of shares on exercise of options (including share premium)	42,988	245,400	5,334	567
Proceeds from / (repayment) of borrowings (net)	5,557,074	1,565,118	1,488,903	73,306
Repayment of lease liabilities	(316,594)	(226,155)	(219,529)	(4,176)
Finance expenses paid	(1,113,528)	(965,990)	(1,047,185)	(14,689)
Payment of dividend and dividend distribution tax	-	-	(223,602)	-
Net cash from / (used in) financing activities	4,169,940	618,373	3,921	55,008

Net increase / (decrease) in cash and cash equivalents	(1,178,733)	3,966,469	720,420	(15,549)
Cash and cash equivalents on April 1	5,378,388	1,415,291	694,771	70,948
Effect of exchange fluctuations on cash held	2,363	(3,372)	100	31
Cash and cash equivalents on March 31	4,202,018	5,378,388	1,415,291	55,430

Refer note 3 (c) and note 8 for the composition of cash and cash equivalents.

Disclosure relating to changes in liabilities arising from financing activities – Refer note below

The accompanying notes form an integral part of these consolidated financial statements
Note: Reconciliation of liabilities from financing activities

						Non-cash movement
Particulars	As on April 01, 2021	Proceeds	Repayment	Movement in Short term Borrowings	Net Cash flow movement	Foreign exchange movement	Fair value changes	As on March 31, 2022
Borrowings	94,09,229	6,448,774	(2,581,123)	1,566,975	14,843,855	21,776	14,559	14,880,190
Lease Liability	22,02,649	326,600	(328,609)	-	2,200,640	2,501	4,262	2,207,403
Total	1,16,11,878	6,775,374	(2,909,732)	1,566,975	17,044,495	24,277	18,821	17,087,593

						Non-cash movement
Particulars	As on April 01, 2020	Proceeds	Repayment	Movement in Short term Borrowings	Net Cash flow movement	Foreign exchange movement	Fair value changes	As on March 31, 2021
Borrowings	8,102,736	2,739,038	(2,477,905)	1,048,901	9,412,770	(11,700)	8,159	9,409,229
Lease Liability	1,826,211	639,198	(221,167)	-	2,244,242	(1,593)	(40,000)	2,202,649
Total	9,928,947	3,378,236	(2,699,072)	1,048,901	11,657,012	(13,293)	(31,841)	11,611,878

SIFY TECHNOLOGIES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Rupees, except share data and as stated otherwise)

1.	Reporting entity

Sify Technologies Limited (‘Sify’ or ‘the Company’) is a Company domiciled in India. The address of the Company’s registered office is 2nd Floor, Tidel Park, 4, Rajiv Gandhi Salai, Taramani, Chennai – 600113, India. The Company and its subsidiaries Sify Technologies (Singapore) Pte. Limited, Sify Technologies North America Corporation, Sify Data and Managed Services Limited, Sify Infinit Spaces Limited, Sify Digital Services Limited and Print House (India) Private Limited (are together referred to as the ‘Group’ and individually as ‘Group entities’). The Group offers converged Information and Communication Technology (ICT) solutions comprising Network-centric services, Data Center services and Digital Services which include Cloud and Managed services, Applications Integration services and Technology Integration services. The Company was incorporated on December 12, 1995 and its ADRs are listed on the NASDAQ Capital Market. The financial statements are for the Group consisting of Sify Technologies Limited (the 'Company') and its subsidiaries.

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
10
,
2022
114

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

Convenience translation (unaudited):
Solely for the convenience of the reader, the financial statements as of and for the year ended March 31, 2022 have been translated into United States dollars (neither the presentation currency nor the functional currency of the Group) based on the reference rate in the City of Mumbai on March 31, 2022, for cable transfers in Indian rupees as published by the Reserve Bank of India which was ₹ 75.8071 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollar at such a rate or at any other rate on March 31, 2022 or at any other date.

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

Application of accounting policies that require critical accounting estimates, judgments and assumptions having the most significant effect on the amounts recognized in the financial statements are
:

•	Useful lives of property, plant and equipment (Note 3 e and Note 5)
•	Useful lives of intangible assets (Note 3 g and Note 6)
•	Estimate of Lease term and measurement of Right of Use Assets and Lease Liabilities (Note 3 h, 7)
•	Identification of performance obligation and timing of satisfaction of performance obligation, measurement of transaction price on revenue recognition (Note 3 o)
•	Measurement of the recoverable amounts of cash-generating units containing goodwill (Note 3 k and Note 6)
•	Utilization of tax losses and computation of deferred taxes (Note 3 r, 11)
•	Measurement of defined employee benefit obligations (Note 17)
•	Measurement of share-based payments (Note 3 m, 27)
•	Valuation of financial instruments (Note 3 c, 4, 34 and 33)
•	Provisions and contingencies (Note 3 n and 31)

•	Expected Credit losses on Financial Assets (Note 3 c, 13)
•	Impairment testing [Note c 6 ]

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

b .	Foreign currency

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

(ii) Depreciation

Depreciation is recognized in the Statement of Income on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment considering residual value to be zero. Depreciation on contract-specific assets are charged co-terminus over the contract period. Management’s estimated useful lives for the year ended March 31, 2022 and March 31, 2021 were as follows:

Estimate of useful life in years
Buildings	28
Plant and machinery comprising computers, servers etc.	3 – 5
Plant and machinery comprising other items	8
Furniture and fittings	5
Office equipment	5
Motor vehicles	3

Depreciation is not recorded on construction-in-progress until construction and installation are complete and the asset is ready for its intended use.

The depreciation method, useful lives and residual value are reviewed at each of the reporting date

f .	Business combinations

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

o.     Revenue Recognition

The Group derives revenue from converged ICT solutions comprising Network-centric services, Data Center services and Digital Services which includes cloud and managed services, applications integration services and technology integration services.

The Group recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services excluding the amount collected on behalf of third parties.

The revenue recognition in respect of the various streams of revenue is described as follows

i) Network centric services

Revenue from Network centric services includes Data network services and Voice services. Network services primarily include revenue from connectivity services, NLD/ILD services and to a lesser extent, revenues from the setup and installation of connectivity links. The group provides connectivity for a fixed period of time at a fixed rate regardless of usage. Revenue from Network services are series of distinct services. The performance obligations are satisfied overtime.

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

ii) Data Center Services:

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

iii) Digital Services

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

t.	Dividend distribution to equity shareholders

Dividend distributed to Equity shareholders is recognized as distribution to owners of capital in the Statement of Changes in Equity, in the period in which it is paid after approval of shareholders.

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
Recent accounting pronouncements

(i)	New and amended Standards adopted by the Group

Our company has applied the following amendments for the first time for its annual reporting period commencing April 1, 2021.

Interest rate benchmark reform Phase 2 – Amendments to IFRS 9, IAS 37, IFRS 7, IFRS 4 and IFRS 16

The amendments had no impact on the consolidated financial statements of our Company. Our Company intends to use the practical expedients in future periods if they become applicable.

(ii)	New and amended Standards issued but not yet effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of our Company’s financial statements are disclosed below.  Our Company intends to adopt these standards, if applicable, when they become effective.

Classification of liabilities as current or non-current: Amendments to IAS 1

On January 23, 2020, the IASB issued a narrow-scope amendment to IAS 1 to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. They:
•
clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting date and align the wording in all affected paragraphs to refer to the "right" to defer settlement by at least twelve months and make explicit that only rights in place "at the end of the reporting period" should affect the classification of a liability;

•
clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. Earlier application is permitted.

The amendment could affect the classification of liabilities, particularly for previously considered management’s intention to determine classification and for some liabilities that can be converted into equity. Our Company classifies based on the contractual arrangement in place at the reporting date for the classification, thus, our Company does not expect the amendment to have an impact on its consolidated financial statements.

Reference to the conceptual framework: Amendments to IFRS 3

On May 14, 2020, the IASB issued amendments to IFRS 3,
Business Combinations – Reference to the Conceptual Framework
. The amendments are intended to update IFRS 3 refers to the
Conceptual Framework
 issued in March 2018 instead of the 1989
Framework
, and add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37
Provision
,
Contingent Liabilities and Contingent Assets and Interpretation 21 Levies.
The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and are to be applied retrospectively. Earlier application is permitted if an entity also applies all other updated references (published together with the updated
Conceptual Framework
) at the same time or earlier.

Our Company does not expect the amendments to have an impact on its consolidated financial statements.

Property, plant and equipment: proceeds before intended use – Amendments to IAS 16

On May 14, 2020, the IASB issued
Property, Plant and Equipment: Proceeds before Intended Use
, which prohibits entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and are to be applied retrospectively. Earlier application is permitted. An entity applies the amendments retrospectively only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments.

Our Company does not expect the amendments to have an impact on its consolidated financial statements.

Onerous contracts – Amendments to IAS 37

On May 14, 2020, the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a “directly related cost approach”. The costs that related directly to a contract to provide goods or services include both incremental costs and allocation of costs directly related to contract activities. General and administrative costs do not relate directly to a contract and excluded unless they are explicitly chargeable to the counterparty under the contract. The amendments apply to contracts for which the entity has not yet fulfilled all its obligations at the beginning of the annual reporting period in which the entity first applies the amendments. Comparatives are not restated. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. Early application is permitted.

Our Company will apply these amendments to contacts for which our Company has not yet fulfilled all its obligations at the beginning of the annual reporting period in which it first applies the amendments.

Definition of accounting estimate – Amendments to IAS 8

On February 12, 2021, the IASB issued amendments to IAS 8, in which it introduces a new definition of accounting estimate: clarify that they are monetary amounts in financial statements that are subject to measurement uncertainty. The amendments also clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates. Distinguishing between accounting policies and accounting estimates is important because changes in accounting policies are generally applied retrospectively to past transactions and other past events as well as the current periods, while changes in accounting estimates are applied prospectively to future transactions and other future events. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start that period. Earlier application is permitted as long as this fact is disclosed.

Our Company does not expect the amendments to have an impact to its consolidated financial statements.

Disclosure of accounting policies – Amendments to IAS 1 and IFRS Practice Statement 2

On February 15, 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2
Making Materiality Judgements
, in which it provides guidance and example to help entities apply materiality judgements to accounting policy disclosure. The amendments helps entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their “significant” accounting policies with a requirement to disclose their “material” accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The amendments to IAS 1 are applicable for annual reporting periods beginning on or after January 1, 2023 with earlier application permitted. Since the amendment to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary.

Our Company is currently assessing the impact of the amendments by re-visiting its accounting policy disclosures to ensure consistency with the amended standard.

Deferred tax related to assets and liabilities arising from a single transaction – Amendments to IAS 12

On May 7, 2021, the IASB issued the amendments to IAS 12
Income Taxes
require companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. They will typically apply to transactions such as leases of lessees and decommissioning obligations and will require the recognition of additional deferred tax assets and liabilities.

The amendments should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, entities should recognize deferred tax assets (to the extent that it is probable that they can be utilized) and deferred tax liabilities at the beginning of the earliest comparative period for all deductible and taxable temporary differences associated with right-of-use assets and lease liabilities, and decommissioning obligations and corresponding amounts recognized as part of the cost of the related assets. The cumulative effect of recognizing these adjustments is recognized in retained earnings, or other component of equity, as appropriate. The amendments are effective for annual reporting periods beginning on or after January 2023. Early application of the amendments is permitted.

Our Company have already accounted for such transactions consistent with the new requirements. Our Company will not be affected by the amendments.

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

5.	Property, plant and equipment

The following table presents the changes in property, plant and equipment during the year ended March 31, 202
2
	Cost				Accumulated depreciation
Particulars	As of April 1, 2021	Additions	Disposals	As of Mar 31, 2022	As of April 1, 2021	Depreciation for the year	Deletions	As of Mar 31, 2022	Carrying amount as of March 31, 2022
Freehold Land	147,176	-	-	147,176	-	-	-	-	147,176
Building	4,767,708	178,465	1,695	4,944,478	871,698	186,798	-	1,058,496	3,885,982
Plant and machinery	15,161,056	2,369,218	18,051	17,512,223	9,590,746	1,269,471	17,982	10,842,235	6,669,988
Computer equipment	1,685,739	185,020	7,290	1,863,469	1,494,287	143,526	7,233	1,630,581	232,889
Office equipment	1,294,796	401,029	530	1,695,295	713,157	197,215	539	909,833	785,462
Furniture and fittings	3,238,201	1,351,480	277	4,589,404	1,607,897	555,399	2,016	2,161,280	2,428,124
Vehicles	9,721	-	-	9,721	9,697	-	-	9,697	24
Total	26,304,397	4,485,212	27,843	30,761,766	14,287,482	2,352,409	27,770	16,612,121	14,149,645
Add: Construction in progress									2,545,232
Total	26,304,397	4,485,212	27,843	30,761,766	14,287,482	2,352,409	27,770	16,612,121	16,694,877

The following table presents the changes in property, plant and equipment during the year ended March 31, 20
21
	Cost				Accumulated depreciation
Particulars	As of April 1, 2020	Additions	Disposals	As of Mar 31, 2021	As of April 1, 2020	Depreciation for the year	Deletions	As of Mar 31, 2021	Carrying amount as of March 31, 2021
Freehold Land	147,176	-	-	147,176	-	-	-	-	147,176
Building	4,395,750	371,958	-	4,767,708	690,945	180,753	-	871,698	3,896,010
Plant and machinery	13,426,602	1,742,724	8,270	15,161,056	8,464,635	1,134,268	8,157	9,590,746	5,570,310
Computer equipment	1,601,641	87,151	3,053	1,685,739	1,351,288	146,051	3,052	1,494,287	191,452
Office equipment	1,054,432	240,666	302	1,294,796	553,252	160,144	239	713,157	581,639
Furniture and fittings	2,539,188	699,783	770	3,238,201	1,208,707	399,973	783	1,607,897	1,630,304
Vehicles	9,721	0	-	9,721	9,675	22	-	9,697	24
Total	23,174,510	3,142,282	12,395	26,304,397	12,278,502	2,021,211	12,231	14,287,482	12,016,915
Add: Construction in progress									479,869
Total	23,174,510	3,142,282	12,395	26,304,397	12,278,502	2,021,211	12,231	14,287,482	12,496,784

The following table presents the changes in property, plant and equipment during the year ended March 31, 20
20

	Cost					Accumulated depreciation
Particulars	As of April 1, 2019	Adjustment on adoption of IFRS 16	Additions	Disposals	As of Mar 31, 2020	As of April 1, 2019	Adjustment on adoption of IFRS 16	Depreciation for the year	Deletions	As of Mar 31, 2020	Carrying amount as of March 31, 2020
Freehold Land	-	-	147,176	-	147,176	-	-	-	-	-	147,176
Building	2,437,687	291,146	2,249,209	-	4,395,750	723,160	128,759	96,544	-	690,945	3,704,805
Plant and machinery	13,944,419	2,538,826	2,111,324	90,315	13,426,602	9,817,005	2,244,694	961,273	68,950	8,464,634	4,961,967
Computer equipment	1,517,322	-	89,817	5,498	1,601,641	1,185,171		171,555	5,438	1,351,288	250,353
Office equipment	684,295	-	370,171	34	1,054,432	424,921		128,365	34	553,252	501,180
Furniture and fittings	1,388,063	-	1,151,198	73	2,539,188	983,366		225,414	73	1,208,707	1,330,481
Vehicles	9,656	-	65	-	9,721	8,456		1,219	-	9,675	46
Total	19,981,442	2,829,972	6,118,960	95,920	23,174,510	13,142,079	2,373,453	1,584,370	74,495	12,278,501	10,896,008
Add: Construction in progress											905,522
Total	19,981,442	2,829,972	6,118,960	95,920	23,174,510	13,142,079	2,373,453	1,584,370	74,495	12,278,501	11,801,530

Capital Commitments
As of March 31, 2022 and March 31, 2021, the Company had committed to spend approximately ₹ 6,651,423 and ₹ 2,762,605 respectively, under agreements to purchase property, pla
n
t and equipment.

Construction in progress
Amounts paid towards acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment that are not ready to be put into use are disclosed under construction-in-progress.

Security
As of March 31, 2022 property, plant and equipment with a carrying amount of ₹ 14,045,705 (March 31, 2021: ₹ 11,904,836) are subject to a registered charge to secure bank borrowings.

Capitalized borrowing costs
Borrowing costs capitalized during the year amounted to ₹ 219,861 (March 2021 – Nil)

6.	Intangible assets

Intangible assets comprise the following:

	March 31, 202 2	March 31, 20 21	March 31, 2020
Goodwill	-	14,595	14,595
Other intangible assets	634,730	679,991	665,097
	634,730	694,586	679,692

(i) Goodwill

The following table presents the changes in goodwill during the years ended March 31, 2022 and 2021

	March 31, 202 2	March 31, 202 1
Balance at the beginning of the year	14,595	14,595
Effect of movement in exchange rates	-	-
Impairment loss recognized during the year	(14,595)	-
Net carrying amount of goodwill	-	14,595
131

The amount of goodwill and impairment loss as of March 31, 2022 and March 31, 2021 has been allocated to Digital Services segment.

During the year, the company has discontinued the current affairs and sports channel of its portal sify.com pursuant to notification from the Government of India regulating the entities which have FDI of more than 49% to carry content relating to current affairs and sports. Consequently the eyeballs to the site would come down and hence the goodwill associated to this business has been impaired.

(ii) Other intangibles

The following table presents the changes in intangible assets during the years ended March 31, 2022, 2021 and 2020.

	Bandwidth Capacity	Software	License fees	Total
(A) Cost
Balance as of March 31, 2019	684,334	986,884	73,000	1,744,218
Acquisitions during the year	52,054	283,844	5,000	340,898
Disposals during the year	-	-	-	-
Balance as of March 31, 20 20	736,388	1,270,728	78,000	2,085,116
Acquisitions during the year	-	307,506	-	307,506
Disposals during the year	-	-	-	-
Balance as of March 31, 202 1	736,388	1,578,234	78,000	2,392,622
Acquisitions during the year	-	325,471	-	325,471
Disposals during the year	-	-	-	-
Balance as of March 31, 202 2	736,388	1,903,704	78,000	2,718,093

(B) Amortization
Balance as of March 31, 2019	367,344	781,419	33,531	1,182,294
Amortization for the year	70,869	163,248	3,608	237,725
Impairment loss on intangibles	-	-	-	-
Balance as of March 31, 20 20	438,213	944,667	37,139	1,420,019
Amortization for the year	74,482	214,980	3,150	292,612
Impairment loss on intangibles
Balance as of March 31, 202 1	512,695	1,159,647	40,289	1,712,631
Amortization for the year	74,483	293,299	3,150	370,932
Impairment loss on intangibles
Balance as of March 31, 202 2	587,178	1,452,946	43,439	2,083,363

(C) Carrying amounts
As of March 31, 2020	298,175	326,061	40,861	665,097
As of March 31, 202 1	223,693	418,587	37,711	679,991
As of March 31, 202 2	149,210	450,958	34,561	634,730
132

Intangible assets that were fully impaired / amortised were removed from the block.

Capital commitments
The Company had not committed to spend any amount under agreements to purchase intangible assets during the year ending March 31, 2022 and 2021.

7.	Right of use assets

Following are the changes in the carrying value of right of use assets for the year ended March 31, 202
2
:
Particulars		Category of ROU asset
	Land	Building	P&M	IRU	Total
Balance as of April 1, 2021	1,807,260	1,716,152	486,056	530,134	4,539,602
Additions	-	204,110	133,200	106,122	443,432
Deletions		(10,399)			(10,399)
Depreciation	(23,750)	(314,359)	(138,755)	(83,254)	(560,118)
Translation difference		(1,392)		1,589	197
Balance as of March 31, 2022	1,783,510	1,594,112	480,501	554,591	4,412,714

Following are the changes in the carrying value of right of use assets for the year ended March 31, 202
1
:

Particulars		Category of ROU asset
	Land	Building	P&M	IRU	Total
Balance as of April 1, 2020	1,385,738	1,647,922	289,631	541,252	3,864,543
Additions	442,224	389,718	289,478	80,814	1,202,234
Deletions	-	(4,764)	-	-	(4,764)
Depreciation	(20,702)	(315,075)	(93,053)	(93,053)	(521,883)
Translation difference	-	(1,649)	-	1,121	(528)
Balance as of March 31, 2021	1,807,260	1,716,152	486,056	530,134	4,539,602

Particulars	March 31, 2022	March 31, 2021
Current lease liabilities	492,042	430,026
Non-current lease liabilities	1,715,361	1,772,623
Total	2,207,403	2,202,649

The following is the movement in lease liabilities during the Year ended March 31, 202
2

Particulars	March 31, 2022	March 31, 2021
Balance as of April 1,	2,202,649	1,826,210
Additions	326,600	639,236
Finance cost accrued during the period	191,136	180,026
Deletions	(12,247)	(4,800)
Payment of lease liabilities	(507,498)	(436,500)
Fair value adjustment	4,262	-
Translation difference	2,501	(1,523)
Balance as of March 31,	2,207,403	2,202,649

The table below provides details regarding the contractual maturities of lease liabilities as of March 31, 202
2
on an undiscounted basis (including finance expenses):

Particulars	March 31, 2022	March 31, 2021
Less than one year	507,037	539,700
One to five years	1,163,309	1,410,626
More than five years	2,611,603	2,162,600
Total	4,281,949	4,112,926

8.	Cash and cash equivalents

Cash and cash equivalents as per consolidated statement of financial position, as of March 31, 2022 amounted to ₹
3,781,978
(March 31, 2021: ₹
5,101,083
). This excludes cash-restricted of ₹ 792,035 (March 31, 2021: ₹ 400,971), representing deposits held under lien against working capital facilities availed and bank guarantees given by the Group towards future performance obligations.

(a) Restricted cash

	March 31, 2022	March 31, 2021	March 31, 2020
Current
Bank deposits held under lien against borrowings / guarantees from banks / Government authorities	792,035	400,971	332,605
Total restricted cash	792,035	400,971	332,605

(b) Non restricted cash

Current
Cash and bank balances	3,781,978	5,101,083	2,318,480

Total cash (a+b)	4,574,013	5,502,054	2,651,085
Bank overdraft used for cash management purposes	(371,995)	(123,666)	(1,235,794)
Cash and cash equivalents for the statement of cash flows	4,202,018	5,378,388	1,415,291

9.	Contract balances

The following table provides information about receivables, contract assets and contract liabilities from the contracts with the customers

Particulars	March 202 2		March 2021
Trade Receivables		10,784,668		8,520,118
Contract Assets – Unbilled Revenue		51,283		7,516
Contract liabilities – Deferred Income
Current contract liabilities	1,792,408		1,377,624
Non-current contract liabilities	1,797,611		929,590
Total Contract liabilities – Deferred Income		3,590,019		2,307,213

The following table provides the movement in contract assets (unbilled revenue) for the year ended March 31, 2022 and March 31, 2021:

Particulars	March 31, 2022	March 31, 2021
Balance as of April 1, 2021	7,516	16,113
Add: Revenue recognized during the year	43,155	26,837
Less: Invoiced during the year	(721)	(34,938)
Add: Translation gain or (loss)	1,333	(496)
Balance as of March 31, 20 22	51,283	7,516

The /following table provides the movement in contract liabilities (Deferred Income) for the year ended March 31, 2022 and March 31, 2021:

Particulars	March 31, 2022	March 31, 2021
Balance as of April 1, 2021	2,307,213	2,454,664
Less: Revenue recognized during the period	(21,419,535)	(18,200,933)
Add: Invoiced during the period but revenue not recognized	22,702,994	18,055,379
Add: Translation gain or (loss)	(653)	(1,897)
Balance as of March 31, 202 2	3,590,019	2,307,213

Contract Cost and Amortisation
Costs to fulfil customer contracts are deferred and amortized over the contract period. For the year ended March 31, 2022 the Company has capitalised
₹
374,321 (March 31, 2021:
₹
56,093) and amortised
₹
151,935 (March 31, 2021:
₹
82,130). There was no impairment loss in relation to the capitalised cost.

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

10.	Other assets

Non-current	March 31, 202 2	March 31, 20 21
Other deposits and receivables	2,136,850	846,508
	2,136,850	846,508

Financial assets included in other assets	447,940	375,802

11.	Deferred tax assets and liabilities

The tax effects of significant temporary differences that resulted in deferred tax assets and a description of the items that created these differences is given below

Recognized deferred tax assets / (liabilities)	Assets / (liabilities)
	March 31, 202 2	March 31, 20 21
Deductible temporary difference
Property, Plant and Equipment	556,604	597,497
Lease obligations on right of use assets	130,143	61,752
Provision for employee benefits	46,204	8,886
Accounts receivable	111,455	99,078
Provision for Doubtful Advances	20,976	12,585
	865,382	779,798
Taxable temporary difference
Intangible assets	(143,519)	(143,326)
Finance Lease obligations	(35,670)	-
	(179,189)	(143,326)

Unused Tax credits
Mat Credit Entitlement	-	-
Net deferred tax asset (liability) recognized in Balance Sheet	686,193	636,472

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

Movement in temporary differences during the year

	Balance as of March 31, 2020	Recognized in income statement	Recognized in Equity / Balance sheet	Balance as of March 31, 20 21	Recognized in income statement	Recognized in Equity / Balance sheet	Balance as of March 31, 202 2
Property, plant and equipment	181,237	416,260	-	597,497	(40,893)	-	556,604
Intangible assets	(181,238)	37,912	-	(143,326)	(193)	-	(143,519)
Lease obligations on right of use assets	33,028	28,724	-	61,752	68,391	-	130,143
Finance Lease obligations	-	-	-	-	(35,670)	-	(35,670)
MAT Credit entitlement	66,318	(66,318)	-	-	-	-
Provision for employee benefits	-	8,886	-	8,886	37,372	-	46,258
Accounts receivable	-	99,078	-	99,078	12,377	-	111,455
Provision for Doubtful Advances							-
	-	12,585	-	12,585	8,391	-	20,976

Unrecognized deferred tax assets / (liabilities)

	As of March 31, 202 2	As of March 31, 2021
Deductible temporary differences	-	-
Unrecognized tax losses	-	-
	-	-

Considering the probability of availability of future taxable profits in the period in which tax losses expire, deferred tax assets have not been recognized in respect of tax losses carried forward by the Group. The above tax losses expire at various years.

Income tax expense recognized in profit or loss

	March 31, 202 2	March 31, 2021	March 31, 2020
Current tax expense / (benefit)
Current period	639,982	671,877	345,707

Deferred tax expense / (benefit)
Origination and reversal of temporary differences	(49,721)	(603,463)	(31,368)
MAT credit entitlement			-

Total income tax expense / (benefit)	590,261	68,414	314,339

There are no income taxes directly recognized in other comprehensive income.

Reconciliation of effective tax rate

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before taxes is summarized below:

	Year ended March 31, 202 2	Year ended March 31, 2021	Year ended March 31, 2020
Profit before income taxes	1,862,838	1,600,276	1,019,716
Enacted tax rates in India	25.17%	34.94%	34.94%
Computed expected tax expense / (benefit)	468,876	559,209	356,343
Effect of:
Share based payment expense not deductible for tax purposes	-	-	-
Unrecognized deferred tax assets on losses incurred during the year (net of temporary differences, if any)
Recognition of previously unrecognised deferred tax asset on temporary differences	(37,923)	(267,566)	84,588
Difference on account differential tax rates in different jurisdictions	23,917	(1,555)	7,149
Expenses/income not taxable		-	-
Recognition of current year temporary differences		(129,500)	(33,028)
Recognition of previously unrecognized tax losses	-	-	(100,713)
Difference on account of differential tax rates in different companies	-	(86,987)	-
Effect of expenses that are not deductible in determining taxable profit	7,224	3,092	-

E xpenses/income not taxable	-	3,491	-
U nrecognized temporary differences	14,875	2,056	-
U tilisation of previously unrecognised temporary differences	(718)	(28,182)	-
E ffect of rate difference in opening and closing deferred tax	-	14,356	-
O ther s	(10,920)	-	-
Reversal of previously recognised temporary differences	125,591	-	-
	590,922	68,414	314,339

12.	Inventories

	March 31, 202 2	March 31, 2021
Trade inventories	2,407,203	1,414,738
	2,407,203	1,414,738
The inventories amounting to
₹ 2,407,203
(March 31, 20
21
: ₹
1,414,738
) are secured in connection with bank borrowings and overdraft.

13.	Trade and other receivables

Trade and other receivables comprise:

	March 31, 202 2	March 31, 2021
(i) Trade receivables, net	10,784,668	8,520,118
(ii) Other receivables including deposits	3,276,985	1,202,112
(iii) Contract related accruals	-	-
	14,061,653	9,722,230

(i)
Trade receivables as of March 31, 2022 and March 31, 2021 are stated net of allowance for doubtful receivables. The Group maintains an allowance for doubtful receivables based on expected credit loss model. The Group’s exposure to credit and currency risks and impairment losses related to trade and other receivables, excluding construction work in progress is disclosed in note 34. Trade receivables consist of:

	March 31, 202 2	March 31, 2021
Trade receivables from related parties	-	-
Other trade receivables	11,265,209	8,946,605
	11,265,209	8,946,605
Less: Allowance for doubtful receivables	(480,542)	(426,487)
Balance at the end of the year	10,784,667	8,520,118

The activity in the allowance for doubtful accounts receivable is given below:
	For the year ended
	March 31, 202 2	March 31, 2021
Balance at the beginning of the year	426,487	270,621
Add : Additional provision, net	433,723	755,495
Less : Bad debts written off	(379,668)	(599,629)
Balance at the end of the year	480,542	426,487

(ii)	Other receivables comprise of the following items:

	March 31, 202 2	March 31, 2021
Advances and other deposits (Refer Note (a) below)	1,945,027	505,369
Withholding taxes (Refer Note (b) below)	1,331,958	696,743
	3,276,985	1,202,112
Financial assets included in other receivables	29,869	79,830

Notes:
a)	Advances and other deposits primarily comprise of receivables in the form of deposits, sales tax/VAT, service tax, GST and other advances given in the ordinary course of business.

b)
Includes withholding taxes recoverable from the Department of Income-tax for which the Company has filed tax returns for refund. The Company expects to realize such refund of withholding taxes within the next 12 months.

c)	Non – current trade receivables is ₹. 1,990 (March 31, 2021: ₹. 27,136)

14.	Prepayments for current assets

Prepayments for current assets comprise of the following:

	March 31, 202 2	March 31, 2021
Prepayments for purchase of bandwidth	47,262	42,289
Prepayments related to insurance	859	3,636
Prepayments-others	559,840	469,965
	607,961	515,890

15.	Other investments

Other Investments comprise investment in unquoted equity instruments classified as financial assets at FVTOCI and investment in unquoted debt securities classified as financial assets at amortised cost. The details of such investments are given below:

	March 31, 202 2	March 31, 2021
Investment in equity instruments – unquoted
Investment in equity shares of Vashi Railway Station Commercial Complex Limited	150	150
Investment in equity shares of Sarayu Clean Gen Private Limited	1,560	1,560
Investment in The Gizmo App Company	19,000	5,513
Investment in Tasoula Energy Private Limited	225,000	-
Investment in Padvest Corporation	3,650	-
Investment in Digifresh Corporation	15,153	-
Investment in debt securities – unquoted
Investment in Elevo Corporation (Erstwhile Attala Systems Corporation) #	211,537	205,015
	476,050	212,238

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

16.	Equity

No of shares

	Year ended March 31,
	202 2	202 1	2020
Issued as of April 01	182,238,069	179,223,247	179,144,347
Issued for cash	-	-	-
Issued for consideration other than cash	-	-	-
Exercise of share options	504,300	3,014,822	78,900
Issued as of March 31	182,742,369	182,238,069	179,223,247

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

The directors have not recommended any dividend
for paid up Equity Share of ₹ 10 each for the year 2021-22 (2020-21: ₹ Nil)
.

Also refer note 35 – Issue of share on private basis to existing promoter group and Note 27 – Share-based payment

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

17.	Employee benefits

	March 31, 202 2	March 31, 2021
Gratuity payable	77,826	136,538
Compensated absences	67,178	55,866
	145,004	192,404

Gratuity cost

The components of gratuity costs recognized in the consolidated income statement for the years ending March 31, 2022, March 31, 2021 and March 31, 2020 consist of the following:

	March 31, 202 2	March 31, 2021	March 31, 2020
Service cost	31,865	29,854	28,929
Interest cost	10,088	8,753	10,106
Interest income	(2,303)	(1,705)	(1,781)
	39,650	36,902	37,254

Details of employee benefit obligation and plan asset are as follows:

	March 31, 202 2	March 31, 2021
Projected benefit obligation at the end of the year	216,006	177,098
Plan assets at the end of the year	(138,268)	(40,651)
Funded status amount of liability recognised in the Balance Sheet	77,738	136,447

The	following table set out the status of the gratuity plan:

Change in defined benefit obligation	March 31, 202 2	March 31, 2021	March 31, 2020
Projected benefit obligation at the beginning of the year	177,098	156,412	145,108
Service cost	31,865	29,854	28,929
Interest cost	10,088	8,753	10,106
Remeasurements - Actuarial (gain) / loss	20,245	(7,178)	(12,955)
Benefits paid	(23,290)	(10,743)	(14,776)
Projected benefit obligation at the end of the year	216,006	177,098	156,412

Change in plan assets	March 31, 202 2	March 31, 2021	March 31, 2020
Fair value of plan assets at the beginning of the year	40,651	30,474	25,498
Interest income	2,316	1,705	1781
Remeasurements – return on plan assets excluding amounts included in interest income	120,000	21,214	(2,138)
Employer contributions	(23,290)	(10,743)	20,109
Benefits paid	(1,409)	(1,999)	(14,776)
Fair value of plan assets at the end of the year	138,268	40,651	30,474

Actual return on plan assets	907	(293)	(300)

Actuarial assumptions at end of the year
:

The principal actuarial assumptions as on March 31, 2022, 2021 and 2020 were as follows:

	March 31, 202 2	March 31, 2021	March 31, 2020
Discount rate	6.35% p.a.	5.70% p.a. .	5.60% p.a.
Long-term rate of compensation increase	5.00% p.a.	5.00% p.a.	5.00% p.a.
Expected long term rate of return on plan assets	8% for the first year and 5% thereafter	0% for the first year and 5% thereafter	0% for the first year and 5% thereafter
Average future working life time	5.51 years	4.32 years	4.37 years

Discount rate:
The discount rate is based on prevailing market yields of Indian Government securities as at the end of the year for the estimated term of the obligations
.

Long term rate of compensation increase:
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

Contributions
: The Group expects to contribute ₹118,926 to its gratuity fund during the year ending March 31, 2022.

The expected benefit payments to be made in the next few years are as under:

Year	March 31, 202 2	March 31, 2021
1 Year	34,787	33,483
2 to 5 years	124,332	105,131
6 to 10 years	91,562	65,222
More than 10 years	62,294	32,479

Plan assets:
The Gratuity plan’s weighted-average asset allocation on March 31, 2022 and March 31, 2021, by asset category is as follows:

	March 31, 202 2	March 31, 20 21
Funds managed by insurers	100%	100%

Remeasurements of the net defined benefit liability recognized in other comprehensive income

Amount recognized in other comprehensive income for the years ending March 31, 2022, 2021 and 2020 are as follows:

	March 31, 202 2	March 31, 2021	March 31, 2020
Remeasurements of the net defined benefit liability
Actuarial (gain)/loss
- Change in demographic assumptions	146	-	(10)
- change in financial assumptions	(402)	(9,342)	(12,015)
- experience variance	21,146	2,165	(929)
- return on plan assets, excluding amounts recognized in net interest expense/ income	1,172	1,999	2,138
	22,062	(5,178)	(10,816)

Sensitivity Analysis of significant actuarial assumption

Sensitivity analysis for the defined benefit obligations will increase/ decrease by the amounts mentioned below if there is a variation of 100 basis points in the discount rate and salary escalation rate.
	Discount rate		Salary escalation rate
	Increase by 100 bps (₹ ‘000s)	Decrease by 100 bps (₹ ‘000s)	Increase by 100 bps (₹ ‘000s)	Decrease by 100 bps ( ₹ ‘000s)
Present Value of Defined Benefit Obligation	205,837	227,821	227,116	206,248

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

Contributions to defined contribution plans

In accordance with Indian law, all employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and employer make monthly contributions to the plan, each equal to a specified percentage of employee’s basic salary. The Group has no further obligations under the plan beyond its monthly contributions. The Group contributed ₹ 135,589, ₹ 114,374 and ₹ 117,941 for the years ended March 31, 202
2
, 20
21
and 2020. The Group has contributed to 401(K) plans on behalf of eligible employees amounting to ₹ 14,339 (March 31, 20
21
: ₹ 12,426) during the year ended March 31, 202
2
.

18.	Other liabilities

	March 31, 202 2	March 31, 2021
Other liabilities	60,742	40,002
	60,742	40,002

Financial liabilities included in other liabilities	60,742	40,002

19.	Borrowings

	March 31, 202 2	March 31, 2021
Current
Term bank loans (Refer note (a), (b), (c), (d) below)	1,392,738	1,533,435
Other working capital facilities (Refer note (h), (i), (j) below)	4,868,255	3,295,986
Borrowings from others (Refer note (e), (f), (g) below)	850,076	937,220
	7,111,069	5,766,641
Non current
Term bank loans ( Refer note (a), (b), (c), (d) below )	4,139,500	2,344,951
Borrowings from others (Refer note (e), (f), (g) b elow)	3,629,622	1,297,637
	7,769,122	3,642,588

a.
Of total term bank loans,
₹
4,054 million including current maturities (previous year
₹
1,375 millions) is primarily secured by charge on movable fixed assets funded by term bank loans and also secured by project receivables. An amount of
₹
721 million (previous year
₹
966 million) including current maturities is secured against the specific project receivables and an amount of
₹
331 million (previous year :
₹
352 million) including current maturities is secured by moveable fixed assets funded out of term bank loans.

b.
Term bank loans of amount
₹
260 million (previous year:
₹
361 million) is primarily secured by moveable fixed assets at Rabale Tower II Data center (1st & 2nd floor) funded by Term bank Loans and project receivables and collaterally secured by property at Vashi (fifth floor) in Mumbai . An amount of
₹
Nil since closed (previous year:
₹
244 million) primarily secured by Hyderabad property and collaterally by the properties at Tidel, vileparle and Vashi 6th Floor

c.
During the year 2020-21 under review, the Company has entered into External Commercial Borrowing (ECB) facility agreement for an amount of $5 million and drawn down $2 million out of the sanctioned loan. The Company has also entered into agreement for currency swap (from USD to INR) to fully hedge foreign currency exposure towards principal repayment and interest rate swap from floating to fixe
d.

d.
The term bank loans bear interest rate of 2.50% plus 3 months LIBOR in the case of Foreign currency term bank loans, a rage of and a range of from 0.79% to 1.73% (previous year 0.89% to 3.35%) in case of buyers credit from banks, a range of Nil since closed (previous year 9.00% to 9.6%) for Term bank loans (INR) lieu of Buyers Credit and 7.2% to 8.92% (previous year 6.80% to 9.6%) for other term bank loans and the term bank loans are repayable in quarterly instalments within a tenor of
3
to
5
years after moratorium periods ranging from 6 months to one year in certain cases.

e.
The loan from Non – Banking financials Company (NBFC) bear interest rate ranging from 8.3% to 9.9% (previous year 8.6% to 9.9%) and repayable over a period of 12 to 60 months on equated monthly / quarterly instalments.

f.
The above borrowings also includes
₹
500 million towards Cumulative non-convertible Redeemable preference shares issued from Print house (India) Private limited to Ramanand Developers private limited with the tenure of 20 years from the date of allotment which will carry a preferential dividend of 9% per annum, payable till redemption.

g.
During the year under review, Sify Infinit Spaces Limited (SISL) issued, Kotak Special Situations Fund (KSSF) 2,00,00,000 (two crore) Series 1 Compulsorily Convertible Debentures (CCDs) with face value of INR 100 each amounting to
₹
20,000 and 1% of 2,00,00,000 (two crore) Series 2 Compulsorily Convertible Debentures (CCDs) with face value of INR 100 each amounting to
₹
200

Crores
.
 The balance 99% of Series 2 CCDs shall be fully paid up between October 2022 and March 2023. Further, SISL is having, option and right to require KSSF to acquire additional compulsor il
y convertible debentures of the Company (“Additional CCDs”) in one or more tranches during FY 2022, FY 2023, FY 2024, FY 2025 or by October 1, 2026 for up to an aggregate subscription amount of
₹
60,000. The CCDs are secured by secondary charge over identified movable assets of Data Center facility. The CCD's carry a coupon rate of 6%
per annum
payable half-yearly. The CCDs shall be fully, mandatorily and compulsorily converted into equity shares by October 1, 2031 and the conversion ratio for Series 1
shall be decided based on the equity valuation as at March 31, 2023 and the conversion ratio for Series 2 based on equity valuation as at March 31, 2024
.

h.
Working Capital facilities (including over draft facilities) amounting to
₹
2,902 million (previous year
₹
3,212 million), non fund limits (including bank guarantees) availed by the Company are primarily secured by way of pari-passu charge on the entire current assets of the Company to all working capital bankers under consortium.

i.	In addition to the above, out of these loans repayable on demand from banks (including overdraft facilities),

(i)
exposure amounting to
₹
2,222 million (previous year :
₹
2,346 million) is secured collaterally by way of pari-passu charge on the unencumbered movable fixed assets of the Company, both present and future.

(ii)
exposure amounting to
₹
1,072 million (previous year :
₹
1,501 million) is secured collaterally by way of equitable mortgage over the properties at Tidel Park, Chennai, Vashi 6th floor and Vile Parle at Mumbai.

(iii)	the exposure amounting to ₹ 950 million (Previous Year : ₹ 648 million) is collaterally secured by equitable mortgage over the Vashi 5th floor property at Mumbai.

(iv)
exposure amounting to
₹
680 million (Previous Year :
₹
866 million) is collaterally secured by equitable mortgage over the land and building at Noida and also covered by WDV of specific movable fixed assets funded out of their Term loan (since closed) at Noida DC, Uttar Pradesh.

j.
Working Capital facilities amounting to
₹
250 million (previous year
₹
Nil) are primarily secured by way of pari-passu charge on current assets of the Company, both present and future.
 Working Capital facilities amounting to ₹ 400 million (previous year ₹ Nil) are primarily secured by way of pari-passu charge on current assets and unencumbered movable fixed assets of the Company, both present and future. Working Capital facilities amounting to ₹ 420 million (previous year : ₹ Nil), are primarily secured by way of pari-passu charge on the current assets of the Company.

These working capital facilities bear interest ranging from 5.4% p.a. to 8.80% p.a. [Previous year: 5.4% p.a. to 9.45% p.a.] and these facilities are subject to renewal annually.

20.	Trade and other payables

	March 31, 202 2	March 31, 2021
Trade payables	4,969,507	3,609,680
Advance from customers	1,050,899	376,487
Accrued expenses	4,106,167	4,326,210
Other payables	1,210,314	911,576
	11,336,886	9,223,953

Financial liabilities included in trade and other payables	10,510,409	8,193,923

21.	Deferred income

	March 31, 202 2	March 31, 2021
Contract liabilities	3,590,018	2,307,214

	3,590,018	2,307,214
22.	Revenue

	Year ended
	March 31, 202 2	March 31, 2021	March 31, 2020
Rendering of services
Service revenue	25,329,497	21,718,351	20,449,123
Installation service revenue	330,129	317,395	676,658
	25,659,626	22,035,746	21,125,781
Sale of products	1,366,049	2,283,796	1,826,286
	27,025,675	24,319,542	22,952,067

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

The following table provides revenue expected to be recognized in the future related to performance obligation that are unsatisfied (or partially satisfied) at the reporting date:

To be recognized	Amount
Within one year	1,587,219
One to three years	1,390,266
Three years or more	523,300

24.	Cost of goods sold and services rendered

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

25.	Selling, general and administrative expenses

	Year ended
	March 31, 202 2	March 31, 2021	March 31, 2020

Personnel expenses	1,734,944	1,512,934	1,573,512
Marketing and promotion expenses	120,057	72,398	249,043
Administrative and other expenses*#	3,088,574	2,961,424	2,691,091
	4,943,575	4,546,756	4,513,646
# Includes Contract associates costs
Attributable to cost of goods sold and services rendered	210,870	253,289	308,494
Attributable to selling, general and administrative expenses	113,591	49,353	80,246

* Includes net foreign exchange loss/(gain) of ₹ (9,551), ₹ 15,256 and ₹ 2,975 for the years ended March 31, 2022, 2021 and 2020 respectively

26.	Personnel expenses

	Year ended
	March 31, 202 2	March 31, 2021	March 31, 2020
Salaries and wages	3,291,605	2,827,234	2,921,071
Contribution to provident fund and other funds	189,207	163,781	165,133
Staff welfare expenses	56,295	30,151	37,094
Employee stock compensation expense	22,885	40,051	46,371
	3,559,992	3,061,217	3,169,669
Attributable to cost of goods sold and services rendered	1,825,048	1,548,282	1,596,159
Attributable to selling, general and administrative expenses	1,734,944	1,512,934	1,573,512

27.	Share-based payments

The Group had issued stock options under Associate Stock Option Plan (ASOP) 1999, ASOP 2000, ASOP 2002, ASOP 2005, ASOP 2007 and ASOP 2014. The Compensation Committee grants the options on the basis of performance, criticality and potential of the employees as identified by the management. Each option entitles the holder to purchase one American Depository Share (ADS) at an exercise price determined by the Compensation committee on the date of the grant. There are no options outstanding in respect of ASOP 1999, ASOP 2000, ASOP 2002, ASOP 2005 and ASOP 2007 as of March 31, 202
2
. The plan details of ASOP 2014 are as follows:

Associate Stock Option Plan 2014

During July 2014, the shareholders of the Company approved a new scheme for allotment of shares to employees i.e. Associate Stock Option Plan 2014. 2,50,00,000 shares are reserved for this plan. Consequently 58,70,800 options were granted to the employees on January 20, 2015. The Company has granted additional 1,95,000, 4,65,000, 72,20,000. 3,35,000, 1,50,000, 5,25,000 and 1,84,300 options to employees during the year 2021-22, 2020-21, 2019-20, 2018-19, 2017-18, 2016-17 and 2015-16 respectively.

The options vest in the following manner:

4,304,600 Options (Option Plan I): 3/5th of the options vest at the end of one year from the date of grant. The remaining 2/5th vests at the end of every half year during second and third years from the date of grant in four equal instalments

6,612,700 Options (Option Plan II): 2/5th of the options vest at the end of one year from the date of grant. The remaining 3/5th vests at the end of every half year during second, third and fourth years in six equal instalments

4,027,800 Options (Option Plan III): 2/5th of the options vest at the end of two years from the date of grant. The remaining 3/5th vests at the end of every half year during third, fourth and fifth years in six equal instalments.

The execrcise period of ASOP’s issued during the years 2015 and 2016 which have already vested as on March 31, 2022 ,has been extended by 2 and 1 more year respectively in previous financial year from the actual exercise period provided at the time of issue. The summary of modification is as follows:

No of options (Vested and Not Exercised) as on March 31, 2022)	Original Exercise period	Revised Exercise period
14,53,178	19-Jan-21	19-Jan-23
15,900	23-Apr-21	23-Apr-23
5,000	19-Oct-22	19-Oct-23

The stock options can be exercised within a period of twelve months from the date of last vesting.

As the number of stock options and the price of those options were made known to each allottee, the Plan has been considered as a fixed price grant. Stock option activity under the ASOP 2014 and ASOP 2007 Plan is as follows:

No. of options granted, exercised and forfeited	Number of options	Weighted average exercise price in ₹	Number of options	Weighted average exercise price in ₹	Number of options	Weighted average exercise price in ₹
	2022	2022	2021	2021	2020	2020
Outstanding at the beginning of the year	7,780,278	86.13	11,056,100	70.90	4,588,300	78.84
Granted during the year	195,000	146.23	465,000	118.05	7,220,000	89.55
Forfeited during the year	(238,000)	85.24	(726,000)	81.43	(673,300)	67.55
Expired during the year	-	-	-	-	-	-
Exercised during the year	(504,300)	85.24	(3,014,822)	81.43	(78,900)	67.55
Outstanding at the end of the year	7,232,978	87.82	7,780,278	86.13	11,056,100	70.90
Exercisable at the end of the year	8,771,360	87.82	6,582,070	81.99	4,281,090	77.92

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

A summary of information about fixed price stock options outstanding with respect to ASOP 2014 is furnished below:

As at	Range of exercise price in ₹	Number outstanding on March 31	Weighted average exercise price in ₹	Weighted average remaining contractual life	Number exercisable on March 31	Weighted average exercise price In ₹
March 31, 2022	57.66-230.97	7,232,978	87.82	0.8-4.58 Years	8,771,360	87.82
March 31, 2021	57.66 - 152.56	7,780,278	86.13	0.55 - 4.83 years	6,582,070	86.13
March 31, 2020	57.66 - 146.23	11,056,100	70.90	0.80 - 4.84 years	4,281,090	70.90

The assumptions used in Black Scholes model to arrive at the fair value on grant date for the options granted during the year are summarised below:

Grant date	May 7, 2021	Oct 28, 2021
Category	Category III	Category III
Current market price	208.7	256.64
Exercise price	187.83	230.97
Expected term	2-5 years	2-5 years
Volatility	75.63% to 157.41%	57.76% to 115.02%
Dividend yield	12%	12%
Discount rate	1%	1%

28.	Financial income and expense

	Year ended
	March 31, 202 2	March 31, 2021	March 31, 2020
Interest income on bank deposits	45,060	56,134	32,094
Others	28,517	116,185	161,783
Finance income	73,577	172,319	193,877
Interest expense on lease obligations	185,092	-	171,824
Bank charges (including letter of credit,bill discounting and buyer’s credit charges)	107,834	62,160	118,290
Interest expense on borrowings	805,170	900,496	764,019
Finance expense	(1,098,096)	(962,656)	(1,054,133)
Net finance income / (expense) recognized in profit or loss	(1,024,519)	(790,337)	(860,256)

29.	Earnings per share

The calculation of basic earnings per share for the years ended March 31, 2022, 2021 and 2020 is based on the profit / (loss) attributable to ordinary shareholders of ₹1,257,945, ₹1,531,862 and ₹ 705,377 respectively and a weighted average number of shares outstanding of 182,468,672, 179,533,536 and 179,180,285 respectively, calculated as follows:

	Year ended
	March 31, 202 2	March 31, 2021	March 31, 2020
Net profit – as reported	1,257,945	1,531,862	705,377

Weighted average number of shares – basic	182,468,672	179,533,536	179,180,285
Basic earnings per share	6.89	8.53	3.94

Weighted average number of shares – diluted	187,016,037	181,216,005	180,643,177
Diluted earnings per share	6.73	8.45	3.90

Weighted average number of ordinary shares basic

	Year ended March 31,
	202 2	2021	2020
Issued fully paid ordinary shares on April 01	182,238,069	179,223,247	179,144,347
Effect of shares issued on exercise of stock options	230,603	310,289	35,938
Effect of partly paid shares	-	-	-
Weighted average number of equity shares and equivalent shares outstanding	182,468,672	179,533,536	179,180,285

Weighted average number of ordinary shares diluted

	Year ended March 31,
	202 2	2021	2020
Weighted average number of ordinary shares (basic)	182,468,672	179,533,536	179,180,285
Effect of stock options (Note 1)	4,547,365	1,682,469	1,462,892
Weighted average number of equity shares outstanding (diluted)	187,016,037	181,216,005	180,643,177
148

Note 1:
The Group has issued Associated Stock Options (ASOP 2014 - Refer Note 27) of which 7,232,978 options are outstanding as of March 31, 2022. These could potentially dilute basic earnings per share in the future.

30.	Segment reporting

The operating segments of the Group are as under:

Network-centric services -
The Network services consist of network services addressing the domestic connectivity needs of Indian enterprises and international inward and outward connectivity needs of International Enterprises. The services include a comprehensive range of Internet protocol based Virtual Private Network, offerings, including intranets, extranets, and remote access applications to both small and large corporate customers. The Group provides MPLS-enabled IP VPN’s through entire network. The Group also provides last mile connectivity to customers.

The cable landing station and investment in submarine cable consortium are other assets extended to international partners for international inward and outward connectivity needs. The cable landing station currently lands 2 major submarine cables; namely Gulf Bridge International (GBI) and the Middle Eastern and North African cable (MENA)

Data Center services
:
  The Group operates 11 Concurrently Maintainable Data Centers, of which six are located in Mumbai (Bombay), one each at Noida (Delhi), Chennai (Madras), Bengaluru, Kolkata and Hyderabad to host mission-critical applications. The Group offers co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks or hire complete racks, and even rent ‘secure cages’ at the hosting facility as per their application requirements. It also offers a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration and network configuration under this business line.

Digital services
:

The Group offers following services under Digital Services segment:

On-demand hosting (cloud) services offer end-customers with the solutions to Enterprises. On-demand cloud services giving companies the option to “pay as you go” basis.

Remote and Onsite Infrastructure Management services which provide management and support of customer operating systems, applications, and database layers.

Network Operations Center (NOC) services, managed SDWAN and managed Wi-Fi solutions.

Data Centre Build, Network Integration, Information security and End User computing.

Web-applications which include sales force automation, supply chain management, intranet and extranets, workflow engine and knowledge management systems.

Online portals, such as www.sify.com with content on technology and food (Sify Bawarchi).

The Group also offers value-added services to organizations such as website design, development, content management, digital certification services, Online assessment tools, search engine optimization, including domain name management, secure socket layer (SSL) certificate for websites, and server space in required operating system and database. It provides messaging and collaboration services and solutions such as e-mail servers, LAN mail solutions, anti-spam appliances, bulk mail services, instant messaging, and also offer solutions and services to enable data and access security over the Internet, Infrastructure-based services on demand, including on-line testing engine and network management. On-line testing services include test management software, required servers and proctored examination facilities at Sify’s franchisee points. On-line exam engine offered allows a secure and flexible way of conducting examinations involving a wide range of question patterns.

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

Certain expenses, such as depreciation, technology infrastructure and administrative overheads, which form a significant component of total expenses, are not allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not practical to provide segment disclosure of these expenses and, accordingly, they are separately disclosed as “unallocated” and adjusted only against the total income of the Group
.

The Group’s operating segment information for the years ended March 31, 2022, 2021 and 2020, are presented below:

Year ended March 31, 20
22

	Network centric Services	Data Center Services	Digital Services	Total
	(A) (B)		(C )	(D) = (A)+(B)+(C)

Segment revenue	12,011,178	7,494,395	7,520,102	27,025,675
Intersegment Revenues	-	87,753	220,468	308,221
Allocated segment expenses	9,880,381	4,297,871	6,702,094	20,880,346
Intersegment Expenses	250,803	-	57,418	308,221
Segment operating income / (loss)	1,879,994	3,284,277	981,058	6,145,329
Unallocated expenses:
Support Service Unit Costs				(105,285)
Depreciation and amortization				(3,298,047)
Other income / (expense), net				130,728
Finance income				73,577
Finance expenses				(1,098,096)
Profit / (loss) before tax				1,848,206
Income tax (expense) / benefit				(590,261)
Profit / (loss) for the year				1,257,946

Year ended March 31, 20
21

	Network- centric Services	Data Center Services	Digital Services	Total
	(A) (B)		(C)	(D) = (A)+(B)+(C)

Segment revenue	10,939,620	5,540,937	7,838,985	24,319,542
Intersegment Revenues	-	87,753	225,506	313,259
Allocated segment expenses	8,878,254	3,029,653	7,231,665	19,139,572
Intersegment Expenses	255,841		57,418	313,259
Segment operating income / (loss)	1,805,525	2,599,036	775,408	5,179,970
Unallocated expenses:
Support Service Unit Costs				(109,718)
Depreciation and amortization				(2,835,632)
Other income / (expense), net				155,993
Finance income				172,319
Finance expenses				(962,656)
Profit / (loss) before tax				1,600,276
Income tax (expense) / benefit				(68,414)
Profit / (loss) for the year				1,531,862

Year ended March 31, 20
20

	Network- centric Services	Data Center Services	Digital Services	Total
	(A) (B)		(C)	(D) = (A)+(B)+(C)

Segment revenue	11,980,880	3,823,690	7,147,497	22,952,067
Intersegment Revenues	-	87,753	218,506	306,259
Allocated segment expenses	10,218,963	2,260,094	6,335,804	18,814,861
Intersegment Expenses	248,841		57,418	306,259
Segment operating income / (loss)	1,513,076	1,651,349	972,781	4,137,206
Unallocated expenses:
Support Service Unit Costs				(63,612)
Depreciation and amortization				(2,290,777)
Other income / (expense), net				97,155
Finance income				193,877
Finance expenses				(1,054,133)
Profit / (loss) before tax				1,019,716
Income tax (expense) / benefit				(314,339)
Profit / (loss) for the year				705,377

Geographic segments

The Group has two geographic segments India and rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

Description	India	Rest of the world	Total
Revenues
Year ended March 31, 2022	22,399,400	4,626,275	27,025,675
Year ended March 31, 2021	20,292,816	4,026,726	24,319,542
Year ended March 31, 2020	17,808,889	5,143,178	22,952,067

The Group does not disclose information relating to non-current assets located in India and rest of the world as the necessary information is not available and the cost to develop it would be excessive.

During the year under review revenue from one customer of the Group's Data center services segment is ₹ 3,038 million which is more than 10% of the Group's total revenue.

31.	Contingencies

a)	Claims against the Group not acknowledged as debts include demands from Indian Income Tax authorities for payment of tax amounting to ₹ Nil (previous year: ₹ Nil).

b)	Contingencies due to certain Service Tax claims as at March 31, 2022 amounted to ₹ 416 million (previous year: ₹ 416 million)
.
c)	Contingencies due to certain Sales Tax claims as at March 31, 2022 amounted to ₹ 226 million (previous year: ₹ 9 million).

d)
The Group is subject to legal proceedings and claims which are arising in the ordinary course of business. The management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have material and adverse effect on the Group's results of operations or financial conditions.

Put	Option:

The Debenture Subscription Agreement (DSA) between Sify Infinit Spaces Limited (SISL) and Kotak Special Situations Fund (KSSF) is supplemented by a Put Option Agreement with the Company to ensure KSSF has protective rights in case there is contract breach or conditions for conversion is not met over the term of the CCD instrument. The Company shall repay KSSF based on agreed equity valuation when the protective rights are exercised.

Europe	India Gateway:

The Group has entered into a contract with Emirates Integrated Telecom (‘the Emirates’) for the construction and supply of undersea cable capacity from the Europe India Gateway. As per the contract with Emirates, the Group is required to pay its share of decommissioning costs, if any, that may arise in the future. No provision has been made by the Group for such decommissioning costs as the amount of provision cannot be measured reliably as of March 31, 2022. The capacity under the mentioned facility would be upgraded over a period of time.

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

As of March 31, 2022, the company is holding 27 (previous year : 53) licenses with a corresponding export obligation of ₹ 2,453 million (previous year : ₹ 4,404 million). Considering the track record of the exports, the Company believes it would be able to meet the export obligation within the time frame and would not be exposed to any liability on account of the above scheme. Legal proceedings

a) Proceedings before Department of Telecommunication

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

(iii) TDSAT has by its Order dated 28.02.2022 quashed the demands made by DoT seeking license fee, interest on license fee, penalty & interest on penalty on the revenue accruing from other businesses other than the licensed based activities from 2005-06 onwards. Sify has been paying AGR on the licensed based activiites and challenged the demands made by DoT on the revenue arising from other business activities (Non-licensed businesses) and the petitions are pending before Madras High Court.

Supreme Court had by its Order dated 10.06.2020 in a similar case relating to PSUs accepted the stand of the DoT that these licenses are different and the judgement of 24.10.2019 could not be made the basis for raising demands as they are not in the actual business of providing Mobile Services to the general public. Sify also has licenses similar to that. TDSAT also held that there is no scope to differentiate between 2 sets of licensees (PSU & Others) having same or similar licenses only on the basis of ownership, private or public. The statutory rights and liabilities must remain the same for both the classes in so far as they arise from the licenses/agreements under consideration.

b) The company is party to additional legal actions arising in the ordinary course of business. Based on the available information as at March 31, 2022, the Company believes that it has adequate legal defenses
for these actions and that the ultimate outcome of these actions will not have a material adverse effect [the maximum financial exposure would be ₹ 113 million (previous year: ₹ 113 million)] on the Company's financial position and results of operations.

c) The Company has received an order passed under section 7A of the Employees Provident Fund & Miscellaneous Provisions Act, 1952 from Employees Provident Fund Organisation (EPFO) claiming provident fund contribution aggregating to ₹ 6 million on special allowances paid to employees. The company has filed a writ petition before High court of Madras and obtained the stay of demand. In February 2019, the Supreme Court held, in a similar case, that Special allowances paid by the employer to its employee will be included in the scope of basic wages and subject to provident fund contribution. However, the Supreme Court has not fixed the effective date of order.

d) During the FY 2019-20, Directorate General of Goods and Services Tax Intelligence (DGGI) did an inspection based on the analysis of service tax returns filed by the company in the past. The company has been categorising services relating to e-Learning and Infrastructure Management Services provided to foreign customers billed in convertible foreign currency under OIDAR services while filing its half-yearly service tax return. However, based on the Place of Provision of Services Rules then applicable under the Finance Act, 1994, Service Tax has to be paid for OIDAR services provided to foreign customers even if the conditions for qualifying as export of services are met. Hence, the DGGI contended that Service Tax should be paid on the services classified as OIDAR services in the returns. The total contended during the period April 2014 to November 2016 of Service Tax was ₹ 161 million and the Interest & Penalty as applicable. The company believes that the services relating to e-learning and infrastructure management services will not fall under OIDAR services and also the activities covered under E-learning and IMS does not meet the conditions for taxation under the provisions applicable as OIDAR and hence there is no liability. However, during the investigation, the Company has paid ₹ 646 under protest to continue the proceeding with the relevant adjudicating authorities. Thereafter, the DGGI has issued Show Cause Notice and the company has replied on the same. The matter is pending with the Adjudicating Authority. The company believes that no provision is required to be made against this demand.

32.	Related party transaction:

The related parties where control / significant influence exists are subsidiaries and associates. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director whether executive or otherwise. Key management personnel include the board of directors and other senior management executives. The other related parties are those with whom the Group has had transaction during the years ended March 31, 2022, 2021 and 2020 are as follows:

	Country	% of Ownership interest
Particulars	of incorporation	March 31, 20 22	March 31, 20 21
Holding Company
Infinity Satcom Universal Private Limited	India
Raju Vegesna Infotech & Industries Private Limited (Subsidiary of Infinity Satcom Universal Private Limited)	India
Ramanand Core Investment Company Private Limited (Subsidiary of Raju Vegesna Infotech & Industries Private Limited)	India
Subsidiaries
Sify Technologies (Singapore) Pte. Limited	Singapore	100	100
Sify Technologies North America Corporation	USA	100	100
Sify Data and Managed Services Limited	India	100	100
Sify Infinit Spaces Limited	India	100	100
Sify Digital Services Limited	India	100	-
Print House (India) Private Limited	India	100	-
Trust controlled by KMP:	India
Raju Vegesna Foundation

The following is a summary of the related party transactions for the year ended March 31, 2022:

Transactions	Holding Company	Associates	Others	Key Management Personnel
Consultancy services received	-	-	-	300
Sitting fees paid	-	-	-	2,000
Salaries and other short term benefits*	-	-	-	56,006
Contributions to defined contribution plans*	-	-	-	1,850
Share based payment transactions*	-	-	-	4,507
Lease rentals paid**	1,369	-	7,220	-
Preference shares issued#	-	-	500,000	-
Dividend paid	-	-	-	-
CSR Contribution made	-	-	13,220	-
Advances given Amount of outstanding balances	-	-	-	-
Advance lease rentals and refundable deposits made**	-	-	5,600	-
Lease rentals payable**	200	-	600	-

The following is a summary of the related party transactions for the year ended March 31, 2021:

				Key
	Holding			Management
Transactions	Company	Associates	Others	Personnel
Consultancy services received	-	-	-	300
Sitting fees paid	-	-	-	1,380
Salaries and other short term benefits*	-	-	-	41,135
Contributions to defined contribution plans*	-	-	-	1,619
Share based payment transactions*	-	-	-	11,242
Lease rentals paid**	1,220	-	7,160	-
Preference shares issued#	-	-	500,000	-
Dividend paid	-	-	-	-
Advances given Amount of outstanding balances	-	-	-	-
Advance lease rentals and refundable deposits made**	-	-	5,560	-
Lease rentals payable**	135	-	710	-

The following is a summary of the related party transactions for the year ended March 31, 2020:

Transactions	Holding Company	Associates	Others	Key Management Personnel
Consultancy services received	-	-	-	300
Sitting fees paid	-	-	-	1,540
Salaries and other short term benefits	-	-	-	41,454
Contributions to defined contribution plans	-	-	-	1,702
Share based payment transactions	-	-	-	9,095
Lease rentals paid**	1,190	-	6,713	-
Dividend paid	137,900	-	17,400	-
Advances given	-	-	3,000	-
Amount of outstanding balances
Advance lease rentals and refundable deposits made**	-	-	5,600	-
Lease rentals payable**	-	-	820	-

* Represents salaries and other benefits of Key Management Personnel comprising of Mr. Kamal Nath - Chief Executive Officer (Sify Technologies Limited), Mr. M P Vijay Kumar - Chief Financial Officer and Mr. C R Rao - Chief Operating Officer.

**During the year 2011-12, the Group had entered into a lease agreement with M/s Raju Vegesna Infotech and Industries Private Limited, the holding Group, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹
0.075
million per month. Subsequently, the Group entered into an amendment agreement with effect from April 1, 2013, providing for automatic renewal for a further period of two blocks of 3 years with an escalation of
15
% on the last paid rent after the end of every three years. Subsequently on account of expiry of the said agreement, the Group entered into a fresh agreement for a period of three years effective February 01, 2021 on a rent of ₹ 0.114 per month.

During the year 2011-12, the Group had also entered into a lease agreement with M/s Raju Vegesna Developers Private Limited, a Group in which Mr Ananda Raju Vegesna, Executive Director of the Group and Mr Raju Vegesna, Chairman and Managing director of the Group exercise significant influence, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 0.030 million per month. The agreement provides for the automatic renewal for further period of two blocks of 3 years with an escalation of
15
% on the last paid rent after the end of every three years. Subsequently on account of expiry of the said agreement, the Group entered into a fresh agreement for a period of three years effective February 01, 2021 on a rent of ₹ 0.046 million per month.

During the year 2010-11, the Group had entered into a lease agreement with Ms Radhika Vegesna, daughter of Mr Anand Raju Vegesna, Executive Director of the Group, to lease the premises owned by her for a period of three years effective June 1, 2010 on a rent of ₹ 0.3 million  per month and payment of refundable security deposit of ₹ 2.6 million. This arrangement will automatically be renewed for a further period of two blocks of three years with all the terms remaining unchanged. Subsequently on account of expiry of the said agreement, the Group entered into a fresh agreement for a period of three years effective June 1, 2019 on a rent of ₹ 0.556 million  per month and payment of additional refundable security deposit of ₹ 3 million. This arrangement will automatically be renewed for a further period of two blocks of three years with all the terms remaining unchanged.
# ₹ 500 million towards Cumulative Non-convertible Redeemable preference shares issued by Print house (India) Private limited to Ramanand Developers private limited with the tenure of 20 years from the date of allotment which will carry a preferential dividend of 9% per annum, payable till redemption.

33.	Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by each category as of March 31, 2022 were as follows:

Particulars	Note	Financial assets/ liabilities at amortised costs	Financial assets / liabilities at FVTPL	Financial assets / liabilities at FVTOCI	Total carrying value	Total fair value
Assets
Cash and cash equivalents	8	4,574,013	-	-	4,574,013	4,574,013
Other assets	10	589,971	-	-	589,971	589,971
Trade receivables	13	10,784,668	-	-	10,784,668	10,784,668
Other receivables	13	29,869	-	-	29,869	29,869
Other investments	15	474,340	-	1,710	476,050	476,050
Liabilities
Bank overdraft	8	371,995	-	-	371,995	371,995
Lease liabilities	7	2,207,403	-	-	2,207,403	2,207,403
Other liabilities	18	60,742	-	-	60,742	60,742
Borrowings from banks	19	9,379,680	-	-	9,379,680	9,379,680
Borrowings from others	19	5,500,511	-	-	5,500,511	5,500,511
Trade and other payables	20	10,510,409	-	-	10,510,409	10,510,409
Derivative financial liabilities	20	-	-	-

The carrying value and fair value of financial instruments by each category as of March 31, 2021 were as follows:

Particulars	Note	Financial assets/ liabilities at amortised costs	Financial assets / liabilities at FVTPL	Financial assets / liabilities at FVTOCI	Total carrying value	Total fair value
Assets
Cash and cash equivalents	8	5,502,054	-	-	5,502,054	5,502,054
Other assets	10	375,802	-	-	375,802	375,802
Trade receivables	13	8,520,118	-	-	8,520,118	8,520,118
Other receivables	13	79,830	-	-	79,830	79,830
Other investments	15	210,528	-	1,710	212,238	212,238
Liabilities
Bank overdraft	8	123,666	-	-	123,666	123,666
Lease liabilities	7	2,202,649	-	-	2,202,649	2,202,649
Other liabilities	18	216,284	-	-	216,284	216,284
Borrowings from banks	19	7,174,373	-	-	7,174,373	7,174,373
Borrowings from others	19	2,234,856	-	-	2,234,900	2,234,900
Trade and other payables	20	8,185,844	-	-	8,185,844	8,185,844
Derivative financial liabilities	20	8,079	-	-	8,079	8,079

Details of financial assets hypothecated as collateral
The carrying amount of financial assets as at March 31, 2022 and 2021 that the Group has provided as collateral for obtaining borrowings and other facilities from its bankers are as follows:

	As of
	March 31, 202 2	March 31, 20 21
Cash and cash equivalents	4,304,700	5,147,534
Trade receivables	10,991,295	8,373,011
	15,295,995	13,520,545

Derivative financial instruments

(a)	Forwards and options
Foreign exchange forward contracts and options are purchased to mitigate the risk of changes in foreign exchange rates associated with certain payables, receivables and forecasted transactions denominated in certain foreign currencies. These derivative contracts do not qualify for hedge accounting under IFRS 9 and are initially recognized at fair value on the date the contract is entered into and subsequently re-measured at their fair value. Gains or losses arising from changes in the fair value of the derivative contracts are recognized immediately in profit or loss. The counterparties for these contracts are generally banks or financial institutions. The following table gives details in respect of the notional amount of outstanding foreign exchange contracts as at March 31, 2022 and 2021.

As of
	March 31, 20 22	March 31, 2021
Forward contracts
In U.S. Dollars (Sell)	-	-
In U.S. Dollars (Buy)	-	-

The Company recognized a net gain on the forward contracts of ₹ 2,206 (March 31, 2021: ₹ 13,687 – Net Loss) for the year ended March 31, 2022.

The forward exchange contracts and option contracts mature between one and twelve months. The table below summarizes the notional amounts of derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

As of
	March 31, 202 2	March 31, 20 21
Buy:	(US $)	(US $)
Not later than one month	-	-
Later than one month and not later than three months	-	-
Later than three months and not later than six months	-	-
Later than six months and not later than one year	-	-

(b)	Cross Currency Swap:

The Group has entered into Cross Currency Swaps in order to hedge the cash flows arising out of the Principal and Interest payments of the underlying External Commercial Borrowing denominated in USD. The period of the swap contracts is co terminus with the period of the underlying ECB. As per the terms of the arrangement, the Company shall pay INR fixed and receive fixed USD principal and interest cash flows during the term of the contract. The swap arrangement is marked to market at the end of every period and losses are recognised in the Statement of Income. The swap contracts outstanding balances as on March 31, 2022 and March 31, 2021 is as follows.

Particulars	Value of the outstanding INR term loan	Value of the outstanding USD principal	Mark to Market losses/ (gain)
Tranche 1	132,300	USD 18,000	-
Tranche 2 (Undrawn)	198,450	USD 27,000	-
Total	330,750	USD 45,000	-

Particulars	Value of the outstanding INR term loan	Value of the outstanding USD principal	Mark to Market losses/ (gain)
Tranche 1	147,000	USD 20,000	-
Tranche 2 (Undrawn)	220,500	USD 30,000	-
Total	367,500	USD 50,000	-
The maturity of these contracts extends for five years and six months. The table below summarizes the cash flows (principal) of these derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

	As at		As at
	March 31, 2022		March 31, 2021
Particulars	Payable (USD)	Receivable (INR)	Payable (USD)	Receivable (INR)
Less than 1 year	10,000	73,500	5,000	36,750
One to two years	10,000	73,500	10,000	73,500
Two to three years	10,000	73,500	10,000	73,500
Three to four years	10,000	73,500	10,000	73,500
Four to five years	5,000	36,800	10,000	73,500
More than five years	-	-	5,000	36,750
Total cash flows	45,000	330,750	50,000	367,500

The Group recognized a net loss on the cross currency swaps of ₹ Nil [Previous year : ₹ Nil for the year ended March 31, 2022.

(c)	Interest Rate Swap:

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

The maturity of these contracts extends for five years and six months. The table below summarizes the cash flows (interest) of these derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

	As of
	March 31, 202 2		March 31, 2021
	Receivable (US $)	Payable (US $)	Receivable (US $)	Payable (US $)
	1,126	269,994	1,210	323,043
Less than 1 year	855	205,072	1,126	269,994
One to two years	580	139,164	855	205,072
Two to three years	308	73,749	580	139,164
Three to four years	52	12,366	308	73,749
Four to five years	-	-	52	12,366
Total cash flows	2,921	700,345	4,131	1,023,388

* Amount below rounding off norm adopted by the Group

Total notional amount outstanding as of March 31, 202
2
is US $ 4,500 (March 31, 20
21
: US $ 2,000)
.

Net gain on account of interest rate swaps amount to ₹ 16,879 for the year ended March 31, 202
2
(March 31, 20
21
: ₹ 8,079 – Net loss).

Fair value measurements:

The details of assets and liabilities that are measured on fair value on recurring basis are given below:

	Fair value as of March 31, 2022			Fair value as of March 31, 2021
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Derivative financial assets – gain on outstanding forward/options contracts	-	-	-	-	-	-
Liabilities
Derivative financial liabilities – loss on outstanding forward/options contracts	-	-	-	-	-	-
Derivative financial liabilities - loss on outstanding cross currency swaps	-	-	-	-	-	-
Derivative financial liabilities - loss on outstanding interest rate swaps	-	-	16,879	-	-	8,079

•	Level 1 – unadjusted quoted prices in active markets for identical assets and liabilities.
•	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
•	Level 3 – unobservable inputs for the asset or liability.

Interest income/ (expenses), gains/ (losses) recognized on financial assets and liabilities

Recognized in profit or loss

	Year ended
	March 31, 202 2	March 31, 2021	March 31, 2020
Financial assets at amortised cost
Interest income on bank deposits	45,060	56,134	32,094
Interest income from other financial assets	28,517	26,700	161,826
Impairment loss of trade receivables	(433,723)	(755,495)	(479,747)

Financial assets at fair value through profit or loss
Net change in fair value of derivative financial instruments gain/(loss)	(16,879)	8,079	380

Financial liabilities at amortised cost
Interest expenses on lease obligations	(185,092)	(178,300)	(171,824)
Interest expenses on borrowings from banks, others and overdrafts	(805,170)	(714,121)	(764,398)

34.	Financial Risk Management

The Group has exposure to the following risks from its use of financial instruments:
•	Credit risk
•	Liquidity risk
•	Market risk

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

Credit risk
: Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group’s trade receivables, treasury operations and other activities that are in the nature of leases.

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

Exposure to credit risk

The gross carrying amount of financial assets, net of any impairment losses recognized represents the maximum credit exposure. The maximum exposure to credit risk as of March 31, 2022 and 2021 was as follows:

	March 31, 202 2	March 31, 2021
Cash and cash equivalents	4,574,013	5,502,055
Other assets	334,540	375,802
Trade receivables	10,784,668	8,520,118
Other receivables	29,869	79,830
Other investments	476,050	212,238
	16,208,556	14,690,043

Impairment for financial assets

Allowances for impairment for trade receivables have been provided based on Expected Credit Loss Method adopting a simplified approach provided in IFRS 9. The aging analysis of trade receivables has been considered from the date of invoice. The ageing of trade receivables, net of allowances, is given below:

Period (in days)	March 31, 202 2	March 31, 2021
Less than 365 days	9,492,137	7,849,050
More than 365 days	1,292,531	671,068
	10,784,668	8,520,118

See note 13 for the activity in the allowance for impairment of trade account receivables.

Liquidity risks
: Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Typically the Group ensures that it has sufficient cash on demand to meet expected operational expenses, servicing of financial obligations. In addition, the Group has concluded arrangements with well reputed Banks, and has unused lines of credit that could be drawn upon should there be a need. The Company is also in the process of negotiating additional facilities with Banks for funding its requirements.

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As of March 31, 20
22

	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years	>5 years
Non-derivative financial liabilities
Bank overdrafts	371,995	371,995	371,995	-	-	-
Lease liabilities	2,207,403	4,281,949	507,037	733,287	430,022	2,611,603
Other liabilities	60,742	60,742	60,742	-	-	-
Borrowing from banks	10,400,424	11,485,975	6,706,849	2,832,392	1,499,683	447,051
Borrowings from others	4,479,774	3,853,303	1,106,150	1,042,525	719,827	984,800
Trade and other payables	10,510,409	10,510,409	10,510,409	-	-	-
	28,030,747	30,564,373	19,263,182	4,608,204	2,649,532	4,043,454

As of March 31, 20
21

	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years	>5 years
Non-derivative financial liabilities
Bank overdrafts	123,666	123,666	123,666	-	-	-
Lease liabilities	2,202,649	4,112,926	539,700	846,466	564,160	2,162,600
Other liabilities	216,284	216,284	216,284	-	-	-
Borrowing from banks	7,174,373	7,790,696	5,139,600	1,947,856	703,311	-
Borrowings from others	2,234,856	2,392,608	1,032,130	726,739	133,783	500,000
Trade and other payables	8,185,844	8,185,844	8,185,844	-	-	-
	20,137,672	22,822,024	15,237,224	3,521,061	1,401,254	2,662,600

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

Currency risk
: The Group’s exposure in US $, Euro and other foreign currency denominated transactions gives rise to Exchange Rate fluctuation risk. Group’s policy in this regard incorporates:

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

The Group’s exposure to foreign currency risk as of March 31, 2022 was as follows:

All amounts in respective currencies as mentioned (in thousands)

	US $	AUD	CHF	EUR	GBP	DHS	HK $	SG $
Cash and cash equivalents	3,435	-	-	16	51	-	-	-
Trade receivables	29,093	-	-	222	85	-	-	-
Trade payables	(16,369)	-	-	(196)	(16)	(27)	(4)	-
Foreign currency loan	(9,389)	-	-	-	-	-	-	-
Net balance sheet exposure	6770	-	-	42	120	(27)	(4)	-

The Group’s exposure to foreign currency risk as of March 31, 2021 was as follows:

	US $	AUD	CHF	EUR	GBP	DHS	HK $	SG $
Cash and cash equivalents	3,066	-	-	-	109	-	-	-
Trade receivables	28,648	-	-	62	28	-	-	-
Trade payables	(25,065)	(14)	-	(48)	-	(30)	(59)	-
Foreign currency loan	(8,225)	-	-	-	-	-	-	-
Net balance sheet exposure	(1,576)	(14)	-	14	137	(30)	(59)	-

All amounts in respective currencies as mentioned (in thousands)

Sensitivity analysis

A 10% strengthening of the rupee against the respective currencies as of March 31,
2022
and 2021 would have increased / (decreased) other comprehensive income and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.
The analysis is performed on
the same basis for 20
21
.

	Other comprehensive income	Profit or ( loss)
March 31, 2022	-	(52,815)
March 31, 2021	-	10,122

A 10% weakening of the rupee against the above currencies as of March 31, 2022 and 2021 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Interest Rate Risk:
Interest rate risk is the risk that an upward movement in interest rates would adversely affect the borrowing costs of the group.

Profile
At the reporting date the interest rate profile of the Group’s interest –bearing financial instruments were as follows:

	Carrying amount
	March 31, 202 2	March 31, 2021
Fixed rate instruments
Financial assets
- Fixed deposits with banks	1,905,131	3,049,337
- Investment in debt securities	211,537	210,510

Financial liabilities
- Borrowings from banks	173,184	245,874
- Borrowings from others	4,781,393	2,522,919

Variable rate instruments
Financial liabilities
- Borrowings from banks	10,227,240	6,928,399
- Bank overdrafts	371,995	123,566

Fair value sensitivity for fixed rate instruments

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss, and the Group does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model. Therefore a change in interest rates at the reporting date would not affect profit or loss.

Cash flow sensitivity for variable rate instruments
An increase of 100 basis points in interest rates at the reporting date would have increased / (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis has been performed on the same basis as 20
20
.

	Equity	Profit or (loss)
March 31, 2022	-	(69,438)
March 31, 2021	-	(43,823)

A decrease of 100 basis points in the interest rates at the reporting date would have had equal but opposite effect on the amounts shown above, on the basis that all other variables remain constant.

35.	Issue of shares on a private placement basis to the existing promoter group

On August 4, 2010, the Board of Directors of the Group proposed the issuance, in a private placement, of upto an aggregate of 12,50,00,000 of the company’s equity shares, par value ₹10 per share (“Equity shares”), for an aggregate purchase price of ₹ 40,000, to a group of investors affiliated with the Group’s promoter, including entities affiliated with Mr Raju Vegesna, the Group’s Chairman and Managing Director and Mr Ananda Raju Vegesna, Executive Director and brother of Mr Raju Vegesna (the “Offering”). The company’s shareholders approved the terms of the Offering at the Company’s Annual General Meeting held on September 27, 2010.

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

As of March 31, 2022, entities affiliated with our CEO, Chairman and Managing Director, Raju Vegesna, beneficially owned approximately
84.30%
of our outstanding equity shares.

36.	Corporate Social Responsibility (CSR) expenditure

Section 135 of the Companies Act, 2013, requires Company to spend towards Corporate Social Responsibility (CSR).
The Company is expected to spend ₹
28,620
towards CSR in compliance of this requirement. A sum of ₹
28,620
has been spent during the current year towards CSR activities as per details given below.

		Amount (₹)
Organization	March 31, 202 2	March 31, 2021
VIRRD Trust, Dwarakha Tirumala	10,000	19,000
Voluntary Health Services Hospital, Taramani	2,000	1400
Raju Vegesna Foundation, Visakapatanam	13,220	-
Shree Anand Charitable Trust, Mumbai	2,500	-
Sri Hanuman Mani Education & Culture Trust	500	-
Dr Ambedkar Yuvajana Sangham Trust	400	-
Total	28,620	20,400

37.	Capital Management

The Group's capital comprises equity share capital, share premium, and other equity attributable to equity holders. The primary objective of Group's capital management is to maximize shareholders value. The Group manages its capital and makes adjustment to it in light of the changes in economic and market conditions. The Group does so by adjusting dividend paid to shareholders. The total capital as on March 31, 202
2
is ₹ 14,474,131 (Previous Year: ₹ 13,165,475
)
. No changes were made in the objectives, policies or processes for managing capital of the Group during the current and previous year.

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

164

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

8.1	List of Subsidiaries.

11.1	Code of Conduct and Conflict of Interest Policy (6)

12.1	Rule 13a-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a) Certification of Chief Financial Officer

13.1	Section 1350 Certification of Chief Executive Officer

13.2	Section 1350 Certification of Chief Financial Officer

15.1	Consent of Manohar Chowdhry & Associates in respect of the Sify Technologies Limited

15.2	Consent of ASA & Associates LLP in respect of the Sify Technologies Limited

(1)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.

(2)	Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Commission on October 4, 1999 and incorporated herein by reference.

(3)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.

(4)	Previously filed as an exhibit to the Post-Effective Amendment No. 1 to Form F-6 filed with the Commission on January 5, 2000 and incorporated herein by reference.

(5)	Previously filed as an exhibit to the Registration Statement on Form S-8 (File No. 333-101322) filed with Commission on November 20, 2002 and incorporated herein by reference.

(6)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 29, 2004 and incorporated herein by reference.

(7)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-2 filed with the Commission on October 13, 1999 and incorporated herein by reference.

(8)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 30, 2004 and incorporated herein by reference.

(9)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 21, 2005 and incorporated herein by reference.

(10)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 7, 2005 and incorporated herein by reference.

(11)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 23, 2005 and incorporated herein by reference.

(12)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 30, 2006 and incorporated herein by reference.

(13)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on April 14, 2008 and incorporated herein by reference.

(14)	Previously filed as an exhibit to the Report on Form 20-F filed with the Commission on October 11, 2008 and incorporated herein by reference.

(15)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on January 23, 2009 and incorporated herein by reference.

(16)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 15, 2010 and incorporated herein by reference.

(17)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on September 8, 2011 and incorporated herein by reference.

(18)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on April 4, 2022 and incorporated herein by reference.

(19)	Previously filed as an exhibit to the Report on Form 20-F filed with the Commission on July 28, 2021 and incorporated herein by reference.

(20)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on Nov, 01, 2021 and incorporated herein by reference.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SIFY TECHNOLOGIES LIMITED

	By:	/s/ Raju Vegesna
	Name:	Raju Vegesna
	Title:	CEO & Managing Director

	By:	/s/ M P Vijay Kumar
	Name:	M P Vijay Kumar
Date: June 10, 2022	Title:	Chief Financial Officer

