Form 20-F/A
period 2022-03-31
SIFY TECHNOLOGIES LTD
filed 2023-02-22
CIK 1094324

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

Yes
☐
No
☑

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A speaks as of the filing date of the Annual Report on Form 20-F of Sify Technologies Limited (the “Company”) for the fiscal year ended March 31, 2022, filed on June 10, 2022 (the “2022 Form 20-F”) with the Securities and Exchange Commission, except for the certifications, which speak as of the filing date of the Form 20-F/A.  This Form 20-F/A is being filed solely to (i) include the audit report of our predecessor auditor, ASA & Associates LLP, for the consolidated statements of financial position of the Company and its subsidiaries as of March 31, 2021 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended March 31, 2021 and the related notes; (ii) correct a typographical error, while including the consent letter of our current auditor, Manohar Chowdhry & Associates on the Form 20-F, The Company had inadvertently mentioned that the auditor consent related to the three years ended March 31, 2022 instead of the year ended March 31, 2022 for which our current auditor had actually given consent; (iii)  make minor corrections to the exhibit index.

The audit report has been added below the current auditor’s report for the year ended March 31, 2022 originally appearing on page 104 of the 2022 Form 20-F.  A
n
 auditor consent with the relevant correction is filed hereto.  In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by the Company’s principal executive officer and principal financial officer are filed herewith as exhibits hereto pursuant to Rule 13a-14(a) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).  In addition to the foregoing, this Amendment consists of a cover page, this explanatory note, the exhibit index, and the signature page.

This Amendment is not intended to revise other information presented in the 2022 Form 20-F as originally filed, which remains unchanged.  This Amendment does not reflect events occurring after filing of the 2022 Form 20-F and does not modify or update the disclosure there in any way other than as required to reflect the amendment discussed above.

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
 (5341)

Chartered Accountants

We are serving as the Company's auditor for the first year.

Chennai, India
June 10, 2022

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Sify Technologies Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Sify Technologies Limited and its subsidiaries (‘the Company’) as of March 31, 2021 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the two year period ended March 31, 2021 and the related notes (collectively referred to as the ‘financial statements’).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sify Technologies Limited and its subsidiaries as of March 31, 2021 and the results of their operations and their cash flows for each of the years in the two year period ended March 31, 2021, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Valuation of Trade Receivables:

Critical Audit Matter Description
The collectability of the Company’s aged Trade Receivables and the valuation of allowance for impairment of Trade Receivables is a Critical Audit Matter due to the judgement involved in assessing the recoverability.  The Trade Receivable as at March 31, 2021 is Rs  8,547,254 thousands  and Allowance for  doubtful receivable  charged in the  Statement of Income for the year ended March 31, 2021 is Rs 755,495 thousands  (including bad debts written off Rs 599,629 thousands ).

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
15

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

g.
During the year under review, Sify Infinit Spaces Limited (SISL) issued, Kotak Special Situations Fund (KSSF) 2,00,00,000 (
20
million
) Series 1 Compulsorily Convertible Debentures (CCDs) with face value of INR 100 each amounting to
₹
2000
million
and 1% of 2,00,00,000 (
20
million
) Series 2 Compulsorily Convertible Debentures (CCDs) with face value of INR 100 each amounting to
₹
2000

million
.
 The balance 99% of Series 2 CCDs shall be fully paid up between October 2022 and March 2023. Further, SISL is having, option and right to require KSSF to acquire additional compulsor il
y convertible debentures of the Company (“Additional CCDs”) in one or more tranches during FY 2022, FY 2023, FY 2024, FY 2025 or by October 1, 2026 for up to an aggregate subscription amount of
₹
6000
millions
.

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

The fair value of stock options granted has been measured using the Black Scholes model at the date of the grant. The Black Scholes model includes assumptions regarding dividend yields, expected volatility, expected term (or “option life”) and risk free interest rates. In respect of the options granted, the expected term is estimated based on the vesting term, contractual term as well as expected exercise behaviour
of the employees receiving the option. Expected volatility of the option is based on historical volatility, during a period equivalent to the option life, of the observed market prices of the Company’s publicly traded equity shares. Share prices for the year 2011-12 have been eliminated in determining volatility as there had been extra ordinary price movements during the said period on account of capital infusion by promoters. Dividend yield of the options is based on the recent dividend activity. Risk-free interest rates are based on the Government securities yield in effect at the time of the grant. These assumptions reflect management’s best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside the Company’s control. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Further, if management uses different assumptions in the future periods, stock compensation expense could be materially impacted in future years.

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

**During the year 2011-12, the Group had entered into a lease agreement with M/s Raju Vegesna Infotech and Industries Private Limited, the holding Group, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 0.075 million per month. Subsequently, the Group entered into an amendment agreement with effect from April 1, 2013, providing for automatic renewal for a further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years. Subsequently on account of expiry of the said agreement, the Group entered into a fresh agreement for a period of three years effective February 01, 2021 on a rent of ₹ 0.114 million per month.

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

Exposure to credit risk

The gross carrying amount of financial assets, net of any impairment losses recognized represents the maximum credit exposure. The maximum exposure to credit risk as of March 31, 2022 and 2021 was as follows:

	March 31, 2022	March 31, 2021
Cash and cash equivalents	4,574,013	5,502,055
Other assets	334,540	375,802
Trade receivables	10,784,668	8,520,118
Other receivables	29,869	79,830
Other investments	476,050	212,238
	16,208,556	14,690,043

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

2.5	Subscription Agreement dated November 10, 2005 between Sify Technologies Limited and Infinity Capital Ventures, LP. (8)

2.6	Standstill Agreement dated November 10, 2005 by and among Sify Technologies Limited, Infinity Capital Ventures, LP and Mr Raju Vegesna. (8)

2.7	Shareholders’ Agreement dated December 20, 2005 between Sify Technologies Limited, Infinity Satcom Universal (P) Limited, and Sify Communications Limited (erstwhile subsidiary). (9)

2.8	Shareholders’ Agreement dated November 25, 2005 between Sify Technologies Limited and Man Financial. (10)

4.1	Associate Stock Option Plan 2000 (5)

4.2	Associate Stock Option Plan 2002 (5)

4.3	Associate Stock Option Plan 2005 (11)

4.4	Associate Stock Option Plan 2007 (13)

4.5	Associate Stock Option Plan 2014(17)

4.6	Form of Indemnification Agreement. (6)

4.7
License Agreement for Provision of Internet Service, including Internet Telephony dated as of April 1, 2002 by and between Sify Technologies Limited and the Government of India, Ministry of Communications and Information Technology, Department of Telecommunications, Telecom Commission. (2)

4.8	Bank Guarantee, dated as of November 4, 1998. (2)

4.9	Agreement, dated November 10, 2004, between Sify Technologies Limited, Satyam Computer Services Limited, SAIF Investment Company Limited and Venture Tech Solutions Pvt. Ltd. (7)

4.10	Subscription Agreement dated March 24, 2008 between Sify Technologies Limited and Infinity Satcom Universal Private Limited. (12)

4.11	Scheme of Amalgamation between Sify Communications Limited with Sify Technologies Limited and their respective shareholders (14)

4.12
Subscription agreement dated October 22, 2010 between Sify Technologies Limited and Mr. Ananda Raju Vegesna, Representative of the entities and affiliates in India of Mr. Raju Vegesna, CEO, Chairman and Managing Director of the Company. (15)

4.13
Amendment to subscription agreement dated September 7, 2011between Sify Technologies Limited and Mr. Ananda Raju Vegesna, Representative of the entities and affiliates in India of Mr. Raju Vegesna, CEO, Chairman and Managing Director of the Company. (16)

8.1	List of Subsidiaries. (18)

11.1	Code of Conduct and Conflict of Interest Policy (5)

12.1	Rule 13a-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a) Certification of Chief Financial Officer

13.1	Section 1350 Certification of Chief Executive Officer

13.2	Section 1350 Certification of Chief Financial Officer

15.1	Consent of Manohar Chowdhry & Associates in respect of the Sify Technologies Limited

15.2	Consent of ASA & Associates LLP in respect of the Sify Technologies Limited (18)

(1)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.

(2)	Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Commission on October 4, 1999 and incorporated herein by reference.

(3)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.

(4)	Previously filed as an exhibit to the Registration Statement on Form F-6 filed with the Commission on May 11, 2009 and incorporated herein by reference.

(5)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 29, 2004 and incorporated herein by reference.

(6)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-1 filed with the Commission on October 13, 1999 and incorporated herein by reference.

(7)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 30, 2004 and incorporated herein by reference.

(8)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 21, 2005 and incorporated herein by reference.

(9)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 7, 2005 and incorporated herein by reference.

(10)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 23, 2005 and incorporated herein by reference.

(11)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 30, 2006 and incorporated herein by reference.

(12)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on April 14, 2008 and incorporated herein by reference.

(13)	Previously filed as an exhibit to the Report on Form 20-F filed with the Commission on October 11, 2008 and incorporated herein by reference.

(14)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on January 23, 2009 and incorporated herein by reference.

(15)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 15, 2010 and incorporated herein by reference.

(16)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on September 8, 2011 and incorporated herein by reference.

(17)	Previously filed as an exhibit to the Report on Form 20-F filed with the Commission on June 19, 2015 and incorporated herein by reference.

(18)	Previously filed as an exhibit to the Report on Form 20-F filed with the Commission on June 10, 2022 and incorporated herein by reference.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing this Amendment No.1 on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to the Annual Report on its behalf.

SIFY TECHNOLOGIES LIMITED

	By:	/s/ M P Vijay Kumar
	Name:	M P Vijay Kumar
Date: February 22, 2023	Title:	Chief Financial Officer