Form 20-F
period 2023-03-31
SIFY TECHNOLOGIES LTD
filed 2023-06-28
CIK 1094324

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended March 31, 2023.

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from __________ to ______

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
(Address of principal executive office)

M.P.Vijay Kumar, Whole time director and Chief Financial Officer, (91) 44-2254-0770; vijaykumar.mp@sifycorp.com
TIDEL Park, 2nd Floor, 4, Rajiv Gandhi Salai, Taramani, Chennai 600113 India
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol	Name of each Exchange on which registered

American Depositary Shares, each represented by One Equity Share, par value ₹ 10 per share	SIFY	NASDAQ Capital Market (NASDAQ-CM)

Securities registered or to be registered pursuant to Section 12(g) of the Act

Title of each class	Name of each Exchange on which registered

None	Not Applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

Not Applicable

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

182,835,369 Equity Shares.

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
☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

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
☐
  No
☑

Currency of Presentation and Certain Defined Terms

Unless the context otherwise requires, references in this annual report to “we,” “us,” the “Company,” “Sify” or “Satyam Infoway” are to Sify Technologies Limited, a limited Company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to the “Government” or “GOI” are to the government of the Republic of India.
In January 2003, we changed the name of our Company from Satyam Infoway Limited to Sify Limited. In October 2007, we again changed our name from Sify Limited to Sify Technologies Limited.
“
Sify”, “SifyMax.in,”, “Sify e-port
s
” and “Sify online” are trademarks used by us for which we have already obtained registration certificates in India. All other trademarks or trade names used in this Annual Report on Form 20-F for the year ended March 31, 2023 (the “Annual Report”) are the property of their respective owners. In this Annual Report, references to “$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to  “₹”, “Rs.,” “rupees” or “Indian rupees” are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to the “Group” mean Sify Technologies Limited and its subsidiaries. References to “equity shares” refer to our Indian Equity Shares, which are not traded on an exchange in India or the United States. References to “ADSs” refer to our American Depositary Shares, which are traded on the NASDAQ Capital Market under the symbol “SIFY.”

For your convenience, this Annual Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this Annual Report, all translations from Indian rupees to U.S. dollars contained in this Annual Report have been based on the reference rate in the City of Mumbai on March 31, 2023 for cable transfers in Indian rupees as published by the Reserve Bank of India (RBI), which was ₹82.2169 per US $1.00.

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

Information contained in our websites, including our corporate website,
www.sifytechnologies.com
, is not part of this Annual Report.

Forward-Looking Statements

This Annual Report contains “forward-looking statements”, as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘may’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘should’ and similar expressions. Those statements include, among other things, risks and uncertainties regarding the Russian invasion of Ukraine (including the related adverse impact on the global supply chain and prices of various commodities, and the effect of measures taken by Government and others in response to such events), the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may
cause actual results or outcomes to
differ from
those implied by the forward-looking statements include, but are not limited to, those discussed in the “Risk Factors” section of this Annual Report.
In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved.

We operate in rapidly changing businesses, and new risk factors emerge from time to time. We cannot predict every risk factor, nor can we assess the impact, if any, of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. All forward-looking statements included in this Annual Report are based on information and estimates available to us on the date hereof, and we do not undertake any obligation to update these forward-looking statements unless required to do so by law. In addition, readers should carefully review the other information in this Annual Report and in our reports and other documents filed with the United States Securities and Exchange Commission (“SEC”) from time to time.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

Summary of Consolidated Financial Data

You should read the summary of consolidated financial data below in conjunction with the Company's consolidated financial statements and the related notes, as well as the section entitled  “Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report. The summary of consolidated statements of income data for the five years ended March 31, 2023, 2022, 2021, 2020, and 2019 and the summary of consolidated Statement of Financial Position as of March 31, 2023, 2022, 2021, 2020, and 2019 have been derived from our audited consolidated financial statements and related notes to the consolidated financial statements which were prepared and presented in accordance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB). Historical results are not necessarily indicative of future results.

Sify Technologies Limited
Consolidated Statement of Income
(In thousands of Rupees, except share and per share data and as otherwise stated)

	Year ended March 31,
	2023	2022	2021	2020	2019	2023
	₹	₹	₹	₹	₹	Convenience translation into US$ in thousands, except share and per share data
						(See Note 1)

Revenue	33,403,726	27,025,675	24,319,542	22,952,067	21,546,885	406,288
Cost of goods sold and services rendered	(21,379,429)	(16,042,056)	(14,702,534)	(14,364,827)	(13,602,224)	(260,037)
Other income	131,840	130,728	155,993	97,155	217,216	1,604
Selling, general and administrative expenses	(5,733,634)	(4,943,575)	(4,546,756)	(4,513,646)	(4,874,620)	(69,738)
Depreciation and amortization	(3,971,865)	(3,298,047)	(2,835,632)	(2,290,777)	(1,533,912)	(48,310)
Profit / (loss) from operating activities	2,450,638	2,872,725	2,390,613	1,879,972	1,753,345	29,807

Finance income	222,905	73,577	172,319	193,877	46,314	2,711
Finance expenses	(1,652,522)	(1,098,096)	(962,656)	(1,054,133)	(728,344)	(20,100)
Net finance income / (expense)	(1,429,617)	(1,024,519)	(790,337)	(860,256)	(682,030)	(17,389)
Profit / (loss) before tax	1,021,021	1,848,206	1,600,276	1,019,716	1,071,315	12,418
Income tax (expense) / benefit	(346,499)	(590,261)	(68,414)	(314,339)	(2,612)	(4,214)
Profit / (loss) for the year attributable to equity holders	674,522	1,257,945	1,531,862	705,377	1,068,703	8,204
Earnings per share
Basic earnings per share	3.69	6.89	8.53	3.94	6.92	0.04
Diluted earnings per share	3.63	6.73	8.45	3.90	6.86	0.04

Dividend paid per share *
Fully paid up (₹ 10 per share)	-	-	-	-	1.20	-
Partly paid up (₹ 7.75 per share)	-	-	-	-	1.04	-
* Excluding dividend distribution tax

Balance Sheet data
(Rupees in thousands, except share and per share data)

						Convenience translation into US$ in thousands, except share and per share data (see note 1 )
	March 31,
Particulars	2023	2022	2021	2020	2019	2023
	₹	₹	₹	₹	₹	$
Cash and cash equivalents including restricted cash	4,845,233	4,574,013	5,502,055	2,651,085	2,247,975	58,932

Net current assets	259,135	902,004	286,606	142,564	2,671,491	3,151

Total assets	57,404,139	47,067,377	36,664,591	34,255,392	29,936,178	698,204

Total equity attributable to equity shareholders of the Company	17,145,688	14,476,203	13,165,475	11,351,308	10,778,828	208,542

Capital Stock	21,526,311	21,516,405	21,463,328	21,163,069	21,156,342	261,823
No of equity shares	182,835,369	182,742,369	182,238,069	179,223,247	179,144,347	182,835,369

Cash Flow Data
Net cash provided by / (used in):
Operating activities	8,338,238	2,244,668	6,966,708	5,042,818	1,441,380	101,417
Investing activities	(13,592,264)	(7,593,341)	(3,618,613)	(4,326,319)	(3,973,682)	(165,323)
Financing activities	4,944,421	4,169,940	618,372	3,921	3,054,389	60,139

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

Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will also affect the U.S. dollar may
affect the market price of our American Depositary Shares (ADSs). Such fluctuations also impact the U.S. dollar conversion by the depositary of any cash dividends
paid in Indian rupees on our equity shares represented by the ADSs

On March 31, 2023, the reference rate in the City of Mumbai for cable transfers in Indian rupees as published by RBI was             ₹ 82.2169.

On June 28, 2023, the reference rate in the City of Mumbai for cable transfers in Indian rupees as published by RBI was ₹
82.0124

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

Summary of Risk Factors

The following is a summary, organized under relevant headings of some of the risks that could adversely impact our business and financial performance and an investment in our ADSs
. The list below is not exhaustive,
and you
should carefully read and consider all of the information discussed in the “Risk Factors” section of this Annual Report for a more thorough description of these and other risks
.

Risks related to our Company and Industry:

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

•	Our ability to qualify for high value Government contracts, increasing exposure to Government contracts may affect working capital and expose to additional risks of compliance and litigations.
•	Our Information and communication technology (ICT) strategy of play of offering end-to-end managed services may not materialize, which could adversely affecting our business strategy and growth
•	Customer retentions, cancellations and renewals may fail to meet our projections, negatively affect revenue and adversely impact our profitability and operations
•	Our network centric services are subject to following specific risks:
o	Disruptions to our network infrastructure may increase our expenses and cause us to lose customers due to bad service levels

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

o	Disruption in availability of power and alternative fuel may affect our profitability
o	Longer implementation cycle may result in working capital shortfall, anticipated capital requirements may not be met with short term funds generated from operations
•	Our digital services are subject to following specific risks:
o	Our ability to meet the changing demands with redefined service offerings may affect our profitability and operations
o	Security breaches may have material adverse effect on our customers and thereby operations and profitability
o	Failure to meet the specified Service Level Agreements SLAs and quality on sub-contracting of sensitive segments of customer contracts may affect the profitability and ability to continue the business
o
Lack of improvement in skills, evolving tools and applications, emergence of enterprise software suites, artificial intelligence, robotics, machine learning and ability to hire and retain highly skilled employees may affect the growth and profitability.

Risks related to regulations and compliance

•
Any failure on our part to comply with regulations related to our business such as Information Technology Act 2000, Telecom Regulatory Authority of India (TRAI), could expose us to fines and penalties that would negatively impact our profitability.

•	New and changing regulatory compliance, corporate governance and public disclosure requirements add uncertainty to our compliance policies and increase our cost of compliance.
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

Risks related to the ADS and our Trading Market

•	Our ability to meet continued listing conditions, particularly the requirement of ADS price to be above $1 because of limited liquidity may affect the ADS holders.
•
Volatility of market prices, interests of our significant shareholder, ability to exercise voting rights, sales of shares by our existing shareholders, tax laws on dividends and dividend policy of the company may affect the ADS holders.

•	Regulations on Foreign Exchange to convert dividends declared in Indian Rupee to USD may affect the ADS holders.

Risks related to Investments in Indian companies

•	Changes in the policies of the Government of India or political instability may adversely affect economic conditions in India generally, which could impact our business and prospects.
•	Regional conflicts in the South Asian region could adversely affect the Indian economy, disrupt our operations and cause our businesses to suffer
•	Terrorist attacks could adversely affect our business, results of operations and financial condition
•	Frequent natural disasters due to climate changes globally could affect our operations

Risks Related to our Company and Industry

We may incur losses in the future and we may not achieve or maintain profitability.

We have in the past incurred losses. We may, in the future incur net losses and suffer negative operating cash flows. We expect to increase our expenditures as we continue to expand our services, promote our brand, and invest in the expansion of our infrastructure. In the future, we may incur expenses in connection with investments in Network, Data Centers and related infrastructure, our digital delivery platforms and manpower to build future businesses Accordingly, we will need to significantly increase our revenues to improve our profitability. We cannot assure you that we will improve our profitability or that we will not incur operating losses in the future. If we are unable to become consistently profitable and incur losses, we may be unable to build a sustainable business and our results of operations may be adversely affected. In this event, the price of our ADSs and the value of your investment may decline.

The economic environment, increased pricing pressure and decreased utilization rates could negatively impact our revenues and operating results.

IT spending of customers is often driven by the growth in revenue of customers. The Global economic recession may reduce the IT spending budgets of our customers which may adversely affect our revenue, profitability and results of operation. Currency fluctuations will also lead to variations in revenue. The Infrastructure Managed Services, National Long Distance (‘NLD’) / International Long Distance (‘ILD’) business and eLearning may be affected in terms of prices and growth.

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

We operate in extremely competitive markets where the investment capability and the size of the competitors are much larger than us. For instance, Our corporate network services compete with well-established companies, including Reliance jio, Bharti Airtel, Tata Communications Limited, the Government-owned telecom companies, Bharat Sanchar Nigam Limited .

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

Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology.

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

Continual advances in technology trends, including in the areas of cloud computing, IoT, SD-WAN, software-as-a-service and Artificial Intelligence allow new business models that could replace current lines of business. The markets for our services are characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent introduction of new services. We may not successfully identify new opportunities, develop and bring new services to market in a timely manner. Unless we are able to adopt and deploy these advancements, we may lose our competitive position in the marketplace, which would adversely affect our revenues and may lead to increased customer attrition, as our customers switch to other providers.

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

We face the risk that fundamental changes may occur in the delivery of connectivity services in India. The internet market has seen significant changes in the recent past from connecting fixed offices/locations to connecting mobile devices to connecting disparate automated devices and to continue to be relevant in this dynamic and disruptive environment, we will have to develop new technology or modify our existing technology to accommodate these developments. Our pursuit of these technological advances, whether directly through internal development or by third-party license, may require substantial time and money. We may be unable to adapt our connectivity service business to alternate delivery means and new technologies may not be available to us at all. We provide wireless connectivity on the 5.7 GHz spectrum allotted to us by the Wireless Planning Commission. This spectrum has been de-licensed in the past. This burdens the spectrum band utilized by us, limiting our ability to offer our services. Hence, we do not own any licensed spectrum to offer our services. We are exploring suitable spectrum that is technically feasible to offer our services. We may not get the licensed spectrum. The spectrum allocation may be inconsistent with industry standards. The current capacity may be insufficient to offer a breadth of services. The Government may issue instructions to release the spectrum that we hold. High cost of spectrum acquisition may be inconsistent with our revenue and cost models. We may not keep up with the pace of change that takes place in wireless technologies.

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
Alt
hough in recent years, the coverage of tier III/tier IV cities has increased, there may be many technical obstacles to accessing certain regions which may increase the cost of building the network and thereby cause a slowdown or halt the consumption of network services, which will adversely affect our operations.

We may be compelled to surrender or pay additional for the spectrum that was allotted to us earlier.

The Government has asked us to surrender certain range of spectrum allotted to us and the same was auctioned as BWA spectrum. The Government also has asked us to make payment for certain spectrum from the date of allotment or to surrender the same. The other range of spectrum that we have been operating, 5.7 GHz, is also close to capacity utilization and will need to be augmented in the near future. Enterprise connectivity will need licensed bands of spectrum for assured quality and security, so the non-availability of spectrum would materially adversely affect our business and results of operations. In the event of the surrender of the spectrum of certain frequencies, our future plans for expansion of services may be hampered
, and there are no assurances that we will be able to obtain additional replacement spectrum.

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

We have provided inter-city connectivity for our Enterprise customers through lease arrangements rather than through capital investment in assets,
Accordingly
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
(“GOI”)
may change its regulation of our business or the terms of our license to provide Internet access services, Voice over Internet Protocol (VoIP) and VPN services without our consent, and any such change could decrease our revenues and/or increase our costs, which would adversely affect our operating results.

Our business is highly regulated as per extant telecom policy of the GOI Our ISP license issued in the year 1998 was valid for a term of 15 years. We have been issued new licenses under the Unified License dated June 2, 2014 with a validity of 20 years. If we are unable to renew the licenses for any reason, we will not be able to carry on the said business beyond license term, which may adversely affect our business or results of operations

The GOI has right to revoke, terminate or suspend or take over entire operations for reasons such as national security or similar reasons without compensation to us.  In view of increasing cyber threats and attacks, the GOI may require telecom licensees (including ISPs) at their costs to provide monitoring facility across its network, and facilities for capture and retention of data in terms of traffic flow, usage details, etc. This would result in significant increase in costs and possible lesser usage due to perceived invasion of privacy by customers.

Certain
GOI
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
GOI
authorities issue regulations governing SIP usage contrary to our beliefs, which would have a material effect on our results of operations.

Our profits may be impacted due to the increase in license fee on the NLD/ILD license and inclusion of pure Internet service and non-licensed activities under such license fee by the Department of Telecommunications
(DOT)
, Government of India
 (“GOI”)
.

Effective July 2012, the
GOI
amended the NLD/ILD/ISP license agreements with respect to Annual License Fee.

Under such amendment, all services under the NLD/ILD license have been subjected to an increased license fee from the existing 6% to 7% from July 2012 to March 2013 and 8% from April 2013 onwards.  In addition, the Government has also amended the ISP license and brought the same under such license fee of 7% from July 2012 till March 2013 and 8% from April 2013 onwards. Our present license for Unified License ISP issued on June 2, 2014 provides for payment of License fee on pure Internet services also. We had approached Honourable High Court of Madras by filing a writ petition prohibiting Department of Telecommunications from levying license fee on non-licensed activities.

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

India has become a fast growing
Data Center

h
ub pursuant to a massive and growing internet userbase, explosion of data, and establishment of a favorable environment through the Government’s Digital India initiative which provides some advantages to investors like accessibility of land and raw material, worldwide connectivity via submarine cables in cities like Mumbai and Chennai , skilled workforce , economic power supply and strategic geographic position from global perspective . This has increased the competition of Data Center business as result of which we may find  it difficult for us to attract new customers. If competitors are more successful than us in the market, it could be difficult for us to retain and/or acquire customers. Furthermore, once customers cease using our services and choose another service provider, it may require substantial efforts in terms of cost and time to re-acquire such customers, and despite spending on such customer acquisition or retention, we may be unsuccessful in retaining such customers.

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

Regulations around climate change force us to adopt actionable sustainability strategies into every operational facet from initial design through procurement, construction, and ongoing operations which increases the cost of building and operating a data center, this may have an impact in our revenue .

Reduction in power supply and non-availability of fuel may affect our Data Centers.

There has been acute power shortage in the past in India and if such shortages were to recur
, there could be a reduction in the availability of electricity. Where there is non-availability of power supply in Data Centers, we resort to alternate sources of power (fuel) /renewable energy and the running of the Data Centers mainly depend on the availability of fuel/renewable energy , which will increase the cost of operations. Additionally, non-availability of power/fuel will disrupt our operations and it would be difficult for our customers to access data during such times.

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

A failure by us to effectively manage the growth of our service portfolio could damage our reputation, cause us to lose business and adversely affect our results of operations. In addition, growing our
cloud and managed services may require significant upfront investment and continued expansion into these services may impact our profit margins. In the event that we are unable to successfully grow our service portfolio, we could lose our competitive edge in providing our existing cloud and managed services.

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

We may encounter litigation and penalties due to breach of system and security controls by associates or sub-contractors in the online assessment services

We provide online assessment services to the Government,
as well as
Public
and
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
.

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

As we participate in bidding for large Government contracts, as well as business from large corporations, we increasingly come under scrutiny for financial indicators. Unless we leverage our capacity and become consistently profitable, we could be excluded from major Government projects because we fail to meet their selection criteria, which would adversely affect our business and results of operations.

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

The telecommunications market is evolving towards service providers who offer end-to-end managed services that include managing entire enterprises
down to
 individual
desktops. If we are to continue to lead the market, we need to extend our range
of services to ensure that our portfolio grows to include managed services where we can maintain leadership. It may be difficult for us to offer end-to-end managed services to sustain our leadership in managed services without significant capital expenditures which would adversely affect our cash position and results of operations.

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

Management of IT infrastructure is dependent on sophisticated tools and applications to remotely monitor the IT infrastructure and assets of customers. If we are unable to retain our competitive advantages in terms of the evolving tools & applications, or the maturity of our processes, we may lose customers and be at a competitive disadvantage compared with our larger competitors

Emergence of Enterprise Software Suites, Artificial Intelligence, Robotics and Machine Learning may hamper the growth of our  Revenue

The emergence of competitors such as Oracle, IBM, SAP, SumTotal and SABA offering Enterprise Software Suites for eLearning for large organizations to develop their own learning platforms could be a threat to our business in the future. We may lose our business to our competitors, and if we are unable to acquire new customers or retain our existing customers, our revenues and results of operations may suffer. Additionally, the emergence of Machine Learning and Artificial Intelligence technologies and applications
could adversely impact our revenues.

Artificial intelligence with Digital technologies such as robotic process automation create bots that have helped in achieving end-to-end automation in the field of Managed services enabling the transformation of the service operations to provide a better end-user experience by increasing overall effectiveness and efficiency. This may lead to customers developing their own in house tools to support such services or they may move to our competitors with whom they may have an advantage with respect to cost and service. Our managed service revenue may be impacted in such cases.

If we fail to innovate in response to rapidly evolving technological and market developments, including artificial intelligence and machine learning, our competitive position and business prospects may be harmed.

Our future success depends, in part, on our ability to anticipate and respond effectively to the threat and opportunity presented by new technology disruption and developments. These may include new software applications or related services based on artificial intelligence, machine learning, or robotics. We may be exposed to competitive risks related to the adoption and application of new technologies by established market participants or new entrants, start-up companies and others. New technologies, including those based on artificial intelligence, can provide more immediate information technology and data management solutions and responses than traditional tools. Over time, the accuracy of these tools and their ability to handle complex tasks will improve, which may be disruptive to businesses, such as ours.

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

Our success depends upon the continued service of our key personnel including our senior management team, which
includes our CEO, Chairman and Managing Director, Mr. Raju Vegesna. Each of our employees may voluntarily terminate his or her employment with us. Our success also depends on our ability to attract and retain such highly qualified technical, marketing and sales personnel. The labor market for skilled employees in India is extremely competitive, and the process of hiring employees with the necessary skills is time consuming and requires significant resources. We may not be able to retain or integrate existing personnel or identify and hire additional personnel in the future. The loss of the services of key personnel or the inability to attract additional qualified personnel could disrupt the implementation of our business strategy, upon which the success of our business depends.

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

If
any of
the confidentiality provisions or the non-competition clauses are unenforceable, we may not be able to maintain the confidentiality of our know-how. In the event that confidential technical information or know-how about our products or business becomes available to third parties or to the public, our competitive advantage over other companies in the wireless based IP/VPN industry could be harmed which could have an adverse material effect on our current business, future prospects, financial condition and results of operations.

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

18

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

Russia’s invasion of Ukraine and related supply chain issues may directly or indirectly through macro-economic trends, countries’ and Governments’ position on the invasion, sanctions or restrictions on trade, supply chain between countries pursuant to invasion may adversely affect our business and results of our operation

Russia’s invasion of Ukraine has had numerous adverse effects on the global economy. Businesses have pulled out of Russia. Russia has stopped trade with many countries. The workforce in Ukraine is badly affected along with major exports from and to Ukraine casting huge impact on the global supply chain of various commodities. The effect of the invasion could not be estimated with certainty, but this may impact the businesses across the globe both in the short term and the long term with rising commodity prices and its demand, rising interest costs to counter inflationary conditions, loss in value of currencies. Any such adverse impact on the businesses could potentially affect our business, the mitigation for the same could not be planned with certainty due to the uncertainty of the impact the invasion could have. There could be cybersecurity threats, sanctions between countries due to the position taken by our Government, any or all of which could affect our business and operating results significantly.

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

We have been granted a license as a Certifying Authority (CA) to issue digital signature certificate for electronic authentication of users. CAs are governed by the Controller of Certifying Authority (CCA) under the  ITA which prescribes duties to be followed, standards to be maintained and a list of documents to be maintained by CA. The guidelines also require the Company to bill the end customer to whom the Digital Signature Certificate (DSC) is sold. Any actual or perceived failure to comply with such obligations could harm our business. Non-Compliance with such laws, rules and regulations may result in fines and litigation or cause us to incur legal costs, which may adversely affect our business and results of operations.

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
 and
indirect tax laws resulting in litigations and penalties.

Tightening of regulatory framework, new legislative changes and heightened enforcement activity by the tax departments across the world have brought the importance of tax risk on the radar of the corporates in India. From a business standpoint, income tax remains the most important tax for companies because of its impact on corporate bottom-line. Unpredictable rulings and interpretations of tax authorities are the key reasons leading to tax risks. In India, changes in taxation laws are announced on an annual basis in February, when the Union Budget is presented. These changes in law may affect the accuracy of our estimated tax obligations, or the obligations of holders of our equity shares and ADSs. Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities. We are regularly under audit by tax authorities and those authorities may not agree with positions taken by us on our tax returns. Although we believe that our estimates are reasonable, there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our historical income tax provisions and accruals. We are also exposed to risks of non-compliance with the requirement of law which may affect our reputation and also result in litigations and penalties which may adversely affect our business and results of operations.

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

The Finance Act, 2015 had lowered the tax withholding rate on payment made to non-residents towards “royalty” and/or “fees for technical services” to 10% from 25%, subject to furnishing of Indian Permanent Account Number (PAN) by such non-residents. The Finance Act 2016 amended Section 206AA to prescribe alternative documents to PAN as duly notified. However, a lower rate may apply if a Double Taxation Avoidance Agreement read along with MLI exists between two countries. Further, based on a recent
Indian
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

The
Government of India rolled out Goods and Service Tax (GST) beginning from 1st July 2017. GST subsumed several central, state and local tax laws such as excise duty, service tax, value added tax, central sales tax, entry tax, etc. The GST law prescribes compliance and procedures which are more comprehensive than prior tax laws. The GST Council has proposed a new process which allows credit to the Company based on the invoices uploaded by the vendors in their tax returns. Hence, tax credits will be available to the Company based on proper compliance by all the vendors and filing of returns on time. Any failure to comply with the requirement of law by the vendor may impact availment of input tax credit by the Company. This affects our working capital to a large extent resulting in excess amounts of cash available as balance with statutory authorities on which we do not earn any interest. We are also exposed to risks of non-compliance with the requirement of law which may affect our reputation and also result in litigations and penalties which may adversely affect our business and results of operations.

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

We are subject to a variety of laws, regulations and industry standards in India and in the U nited
S
tates
. These laws, regulations, and standards govern numerous areas that are important to our business, including, but not limited to, privacy, information security, labor and employment, immigration, data protection, import and export practices, marketing and communication practices. Such laws, regulations and standards are subject to changes and evolving interpretations and applications, and it can be difficult to predict how they may be applied to our business and the way we conduct our operations, especially as we introduce new solutions and services and expand into new jurisdictions. Any perceived or actual breach of laws, regulations and standards could result in investigations, regulatory inquiries, litigation, fines, injunctions, negative customer sentiment, impairment of our existing or planned solutions and services, or otherwise negatively impact our business.

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure create uncertainty for our compliance efforts and may result in added compliance costs. India has witnessed sweeping changes to its corporate law regime over the past few years. The changes introduced by
Indian
Companies Act 2013 over the period of time have added complexity to our corporate compliance regime.

In connection with this Annual Report, our management assessed our internal controls over financial reporting, and determined that our internal controls were effective as of March 31, 2023. However, we will undertake management assessments of our internal control over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified opinion regarding our internal control over financial reporting could harm our reputation and the price of our equity shares and ADSs.

We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and an increasing amount of time and attention of management in ensuring compliance related activities.

We have our ESG (Environmental Social and Governance) goals built into our business and operations strategy voluntarily without any regulatory compliance requirement. We regularly update and monitor our progress in this regard. We intend to achieve NET-ZERO impact on our ESG indicators. However, mandatory guidelines on ESG reporting may have an impact on growth of the company as there may be investments or expenses that are not part of our strategy on ESG.

Changes in the market for director and officer liability insurance could make it more difficult and more expensive for us to obtain such coverage and thereby create financial and reputational risk for us and our directors and officers.

I
t may become more expensive or more difficult for us to obtain director and officer liability insurance. Further, our Board members and executive officers could face an increased risk of personal liability in connection with their performance of duties and our regulatory reporting obligations. As a result, we may face difficulties attracting and retaining qualified Board members and executive officers, which could harm our business. If we fail to comply with new or changed laws or regulations, our business and reputation may be harmed.

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

22

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

We have been availing duty benefit for our import of capital goods under the EPCG scheme available for export of services. Under the scheme, we are eligible to import capital goods without import duty with an obligation to generate export earnings to the extent of six times the value of such duty benefit availed within a period of six years over and above the annual average export obligation. Although there are export earnings at present, we may fail to fulfill such obligation in the future. In the case of a shortfall in fulfilment of such export obligation, we may be subjected to repay the duty benefit availed along with interest.

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

Risks Related to the ADSs and Our Trading Market

We may fail to meet the continued listing requirements of NASDAQ, which could cause our ADSs to be delisted.

Pursuant to the listing requirements of NASDAQ, if a Company’s share price is below $1.00 per share for 30 consecutive trading days, NASDAQ will notify the Company that it is no longer in compliance with NASDAQ continued listing qualifications.  If a Company is not in compliance with the minimum bid price rule, the Company will have 180 calendar days to regain compliance. If the Company does not regain the compliance within the initial 180 days, the Company may be eligible for an additional 180-day period as set forth in NASDAQ listing rule 5810(c)(3)(A). The Company may regain compliance if the bid price of its shares closes at $1.00 per share or more for a minimum of ten consecutive business days at any time during the cure period.

The Company has in the past on multiple occasions, received notice of non-compliance from The SEC when the share prices were below $1.00 per share and was given 180 days to regain compliance. Although the Company regained compliance with the NASDAQ continued listing requirements in the past, we may not be able to meet the continued listing requirements of NASDAQ in the future. If we are unable to satisfy the NASDAQ criteria for maintaining our listing, our securities could be subject to delisting. As a consequence of any such delisting, our ADS holders would likely find it more difficult to dispose of or to obtain accurate quotations as to the prices of our securities, and there would likely be less liquidity in our stock. In the event of a delisting, we could face significant material adverse consequences including a limited availability of market quotations for our securities and a decreased ability to issue additional securities or obtain additional financing in the future.

The interests of our significant shareholder, Mr. Raju Vegesna, our CEO, Chairman and Managing Director may differ from your interests.

Effective as of October 30, 2010, upon the consummation of the private placement to an entity controlled by Mr. Raju Vegesna, our , CEO, Managing Director and Chairman of the Board of Directors of the Company, Mr. Raju Vegesna beneficially owns approximately 84.26% of our outstanding equity shares. As a result, Mr. Raju Vegesna will be able to exercise control over many matters requiring approval by our Board of Directors and / or shareholders, including the election of directors and approval of significant corporate transactions, such as a sale of our Company. Under Indian law, a simple majority is sufficient to control all shareholder action except for those items, which require approval by a special resolution. If a special resolution is required, the number of votes cast in favor of the resolution must not be less than three times the number of votes cast against it. Examples of actions that require a special resolution include:

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

The Finance Act 2020 has replaced the Dividend Distribution Tax (DDT) with the classical system of dividend taxation wherein dividend income will be taxed in the hands of the shareholders at their respective applicable tax rates. In the light of the above changes under the Income-Tax Act, Company paying dividends to shareholders is required to do withholding of tax at the applicable rates prescribed under Income Tax Act along with any relevant tax treaty with respective countries (together with MLI as applicable) subject to providing various Tax forms including Tax Residency certificate by non-resident shareholders. If the effective rate of tax at source on dividend increases in future, or new forms of taxes on distribution of profits are introduced, the dividend amount receivable by our shareholders after taxes may decrease further.

We may be required to list our Equity Shares on an Indian stock exchange. If we were to list our Equity Shares on an Indian stock exchange, conditions in the Indian securities market may require compliance with new and changing regulations framed by Securities and Exchange Board of India, listing requirements of stock exchange, corporate governance, accounting and public disclosure requirements which might add uncertainty to our compliance policies and increases our costs of compliance.

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

However, in the future we may be required by the Government to list on the Indian stock exchange. We may not be able to comply with any timeline for listing and other standards imposed on us, and we are uncertain as to the consequences to us of any non-compliance. If we were to list our equity shares on an Indian stock exchange, we would have to comply with changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the SEBI rules and regulations and stock exchange listing requirements which may create uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

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

Changes in the policies of the Government could delay the further liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our business and prospects.

Since 1991, successive Governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Central and State Governments in the Indian economy as producers, consumers and regulators has remained significant. The rate of economic liberalization could change, and specific laws and policies affecting technology and telecom companies, foreign investment, exchange rate regime and other matters affecting investment in our securities could change as well. A significant change in India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, and our business in particular.

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

Item 4
.
Information on the Company

Company Overview

We are among the largest integrated information and communication technology (ICT) solutions and services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common network infrastructure reaching more than 1600 cities and towns in India. This network also connects 53 Data Centers across India including Sify’s 11 concurrently maintainable Data Centers across the cities of Chennai, Mumbai, Delhi, Bengaluru, Hyderabad, Kolkata and customer Data Centers.

Our mission is building a world in which our converged ICT ecosystem and our ‘bring it on’ attitude will be the competitive advantage to our customers. Our 7 core values which are called ‘The Sify way’ are 1) Put customers’ needs first, 2) Be accountable, 3) Treat others with dignity, 4) Be action oriented, 5) Have the courage to confront issues, 6) Always remember that you are a part of Sify’s team and 7) Protect Sify’s interest always.

Our primary geographic market are India and Rest of the world. Our revenue is derived from services to enterprise customers, comprising Network centric services, Data Center services and Digital Services which represents our operating segments.

Our revenue for the current fiscal year grew by
₹
6,378 million over the previous fiscal, which represents an annualized growth rate of 24%. Profit before tax was ₹ 1,021 million for the current fiscal year as compared to ₹ 1,848 million for the previous fiscal year during which unrecognized deferred tax assets were recognized pursuant to certainty in taxable income in each of the group entities further to the reorganization during the previous year.

HISTORY AND DEVELOPMENT

We were incorporated on December 12, 1995 in Andhra Pradesh, India as Satyam Infoway Private Limited, a company under the Indian Companies Act, 1956 to develop and offer connectivity-based corporate services in India. Until December 2002, we were a majority-owned subsidiary of Satyam Computer Services Limited, an Indian information technology services company traded on the New York Stock Exchange and the principal Indian Stock Exchanges. The registered office of the company was shifted to Chennai, Tamil Nadu from April 1, 2003. We changed our name from Satyam Infoway Limited to Sify Limited in January 2003 and from Sify Limited to Sify Technologies Limited in October 2007. We completed our initial public offering of ADSs in the United States in October 1999. We listed our ADSs on the NASDAQ Global Market on October 19, 1999. In February 2000, we completed our secondary offering of ADSs in the United States.

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

Principal Capital Expenditures

In fiscal years 2023, 2022 and 2021, we spent
₹
6,229 million (US$ 75.76 million),
₹
4,811 million (US$ 63.46 million),
₹
3,449 and million (US$ 46.92 million) respectively, on capital expenditures. Most of our capital expenditure are incurred in India where we are expanding our data centers and network to cater to the increasing demands for both the services in the Indian market. As of March 31, 2023, we had contractual commitments of approximately
₹
10,679 million (US $ 130 million) for capital expenditures towards the acquisition of property, plant and equipment. These commitments included approximately
₹
9,644 million (US $ 117.30 million) in domestic purchases and ₹ 1,035 million (US $ 12.59 million) in imports and overseas commitments for products and spares. The total capital expenditure with respect to capital work in progress as on March 31, 2023 amounted to ₹ 5,304 million (US$ 64.51 million).
All our capital expenditures were financed out of cash generated from operations, borrowings and arrangements from banks and other financial institutions.

During the previous fiscal year, Sify Infinit Spaces Limited, wholly owned subsidiary of Sify, in the business of providing data center services, entered into compulsorily convertible debentures subscription agreement with Kotak Special Situations Fund (“KSSF”) under which KSSF invested ₹ 4,000 million (USD 48.65 million) before March 31, 2023. Sify Infinit Spaces Limited  can further draw upto ₹ 6,000 million (USD 72.98 million) in one or more tranches during FY 2024, FY 2025, FY 2026 or by October 1, 2026 based on prior communication to
Investor[s] in writing of its requirement for Additional Investments on or before October 1, 2023. The proceeds from these instruments are planned to be utilized for expansion of new data centers, including land acquisition for Data Centers, investment in renewable energy for Data Centers and repayment of existing debt.

Investment Strategy

In evaluating investment opportunities, we consider important factors, such as strategic fit, competitive advantage and financial benefit.

During the year under review, we have made investments in Chatter Inc ₹ 12.4 million (US $ 0.15 million), Passerine Technologies Inc ₹ 16.4 million (US $ 0.20 million) , Elevo Corporation ₹ 142.80 million (US $ 1.74 million),and VEH Srishti Energy Private Limited ₹ 375.30 million (US $ 4.56 million)

During FY 2020-21, the company has acquired Print House India Private Limited ('PHIPL') through Corporate Insolvency Resolution Process. The company emerged as successful Resolution Applicant (RA) vide Hon’ble National Company Law Tribunal ('NCLT') order dated June 23, 2020. Pursuant to the Resolution Plan submitted, the management of affairs of the company vested with Monitoring Committee consisting of Resolution Professional and the Financial Creditor of PHIPL. The company took over the management of affairs of PHIPL after dissolution of Monitoring Committee on October 16, 2020 as per the Resolution Plan. The existing share capital of PHIPL would be reduced to Nil. Fresh capital has been issued to the company. The company has implemented the Resolution Plan in terms of settlement of financial creditors, operational creditors, absorbing of employees as appropriate to the continuance of proposed business and reviving the operations of the company by converting the facility into world class data centers as per the order of Hon’ble NCLT and the orders dismissing appeals by both Hon’ble NCLT and Hon’ble National Company Law Appellate Tribunal  ('NCLAT').

During the year under review The final approval of Scheme for merger of PHIPL with SISL is expected during the month of May 2023 from NCLT as Auditor appointed by NCLT has completed the review of PHIPL. The scheme is with effective date of April 1, 2022. The Hon’ble NCLT has discretion to prescribe an alternate effective date; Post merger shareholders of PHIPL will become shareholders of SISL.

During the year Sify Technologies Limited (Company) has acquired Patel Auto Engineering Company (India) Private Limited (“PAECIPL”) with its registered office in Rabale, Navi Mumbai through Share Purchase agreement dated March 22nd  2023 for a consideration of  ₹ 525 million paid to Shareholders of PAECIPL. The Company has also given an Intercorporate Deposit of ₹ 85 million to PAECIPL. PAECIPL have only the Land allocated by MIDC
 (Maharashtra Industrial Development Corporation)
on their books as on the date of Acquisition. The standalone financial statement of the Company (Sify Technologies Limited) shall account for leasehold rights of the land under Right to use asset for the fair value of leasehold rights with a description that the value of consideration is towards investment in Patel Auto Engineering Company (India) Private Limited (“PAECIPL”) and to represent this would comply with the requirement in the relevant standards as well as Conceptual Framework for Financial Reporting.

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

This digital revolution also means that IT investments of business have shifted from building owned IT infrastructure to adopting scalable, agile infrastructure on services model. The need to leverage these technologies and models in the digital era coupled with the need to establish future proof businesses are key strategic imperative for business leaders. This widens the paradigm of an IT environment developing human-machine interfaces, deriving value from large volumes of digitized data, building software applications that will build efficiency on distributed cloud computing and that is not restricted by the technology landscape of companies.

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

In the wake of the  COVID-19 pandemic, there are opportunities for the ICT industry, as companies increasingly look  towards technology initiatives on automation, remote working, cloud-based applications, security of the data and application in the new environment and management of changed IT policies.

Strategy

Our strategic objective is keeping our customers ahead in their digital journey through our entire stack of ICT solutions and services and delivering value to all the stakeholders involved – employees, suppliers, environment and the society and the shareholders.

In fiscal
year
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

Key highlights of our strategy execution during fiscal
year
2023 are as follows:

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

We have continued to invest in increasing our Data Center capacity during the current year as well. We currently
have more than 100 MW of capacity.
In line with our ESG goals, the company has roadmap to invest to have 231 MW of green power in the coming years. Out of 231  MW of green power 67 MW is already delivered as on March 31, 2023. The Group has plan to construct data center facilities in other greenfield properties based on market demand in due course.

2.	To standardize our solutions to achieve scale

Standardizing
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

We have invested in reskilling of our employees through our Learning and Development programs. The training enablement is done through various modes like ILT, VLT, eLearning and Webinars. Around 4,439 associates have taken advantage of the eLearning platforms of my Academy. Around 402 (242 courses + 160 assessments) learning solutions have been internally created and
11,058
courses in Percipio (online third-party portal collaboration with our company) amounting to an aggregate duration of more than
80,488
hours including compliance and induction.

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

We offer a range of network services and the related managed services with the network that reaches more than 1600 towns and cities in India, with over 3400 points of presence (POPs)and with our Global Network Operations Center having over 500 associates managing network and network devices of various customers across the globe. Our network extends across the globe with 7 International POPs and seamless Network to Network Interconnection with multiple global network providers. We have a cable landing station in India which lands two of the cable systems that come into India.

Our network is built with a combination of leased capacities, leased fiber and own fiber. Our strength has been delivering services on wireless last mile which helps our strategy of hyper reach and our investments in building fiber network in major cities which helps us have hyper scale network delivered to our clients. Our lease capacities from multiple telco operators and build redundancies relevant to our architecture. We are carrier agnostic. The prices of network capacities that we procure has been relatively stable over the years. We have our network spread across 1600 towns and cities and between them have more than 125,000+ Enterprise End points, which is managed by our manpower and in certain cases through our field partners who attend to tickets. Our rental of network nodes is a combination of full lease and colocation basis, which enables optimum operating costs for our network. The major cost for our Network operations center which delivers managed services to our clients is employee costs.

The focus of the Network Services is on the following lines:-

•
India Network Business
– Catering to the growing data communication needs of enterprises in India that demand agility and security, we offer Internet, MPLS, SDWAN, Managed Wi-Fi, Internet of Things (IoT), and proactive monitoring and management of the network and devices on the network for the customers.

•	Global Network Business – catering primarily to international carriers wanting to access Indian markets for Dedicated Internet Access, India In MPLS, Layer 1/Layer 2 and managed services

•	Wholesale Voice – Addressing the ‘India termination’ using ILDO licence and Hubbing services for termination outside India.

•	Retail Voice – The Company offers services in the retail voice market in partnership with international players.

The following range of services are offered as part of our network services portfolio:

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

31

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

Oracle FastConnect provides access to Oracle Cloud region across the globe leveraging Sify’s GlobalCloudConnect,(GCC) and Interconnection in major data centers.  Sify’s GCC interconnects with Oracle cloud infrastructure ensuring fast and reliable access to the cloud region

AMS-IX is private internet exchange set up in Mumbai
, India
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

We pioneered the Data Center business in India with the first commercial Data Center in Vashi in the year 2000. Today, we offer a combined IT power of more than 100 MW across its 11 Data Centers, located in all the major business districts. Sify Data Centers have distinguishing features that help customers to stay ahead of the competition. Apart from all of them being Concurrently maintainable, the Rabale campus comes with an on-premise substation and the Noida Data Center is amongst the few green Data Centers available in India. Our Data Centers are built as per the 4th generation SDA (Sify Data Center Architecture) and operate on an ITIL-based service delivery framework. These Data Centers have highly scalable IT infrastructure with mature operational processes, strong vendor relationships, and provide industry standard IT support functions. All our Data Centers follow professional standards of ISO 9001 for quality, ISO 27001 for information security and ISO 20000 for service delivery.

Power is the major source of input for our Data Center operations. We source power from State electricity boards for our Data Centers, while we have solar power generation, wind power generation for part of our facilities. We constantly look for alternate and sustainable sources of power to run our
Data Center
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

Internet of Things (IoT) services leverages our network, cloud, applications and network integration capabilities to deliver turnkey solutions to our customers ranging from employee/vehicle tracking to smart metering smart energy monitoring. There are off-the shelf solutions and customized solutions to solve customer problems.

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

Our associates are major source of input for the services provided in addition to the infrastructure that we have
built. Most of our associates have to carry additional certifications or skillsets to offer managed services for our customers.

Technology Integration Services (TIS)

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
This integrated solution
translates into better cost efficiencies
 for the client
. In terms of monitoring, the client interacts with a singular service provider saving them both implementation and documentation time and
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

Talent Management

iTest is our in-house application through which we offer
our customer
solutions such as Online examination services, Online Registration services and student lifecycle management services.

Supply Chain Management

Forum NXT offers tools to effectively manage the front-end supply chain of our customers. It offers an integrated inventory system software and financial accounting systems that can be used by all stakeholders in the distribution network of customers. Forum NXT automates salesforce operations with inventory management mobile app for order tracking, market surveys, and more.

Web Portal Solutions

During the year under review, we have reduced the number of channels from our portal (
www.sify.com
) to Technology and Bawarchi from more than 5 channels due to reduced patronage and pursuant to
FDI policy of Government of India with regard to the entities involved in uploading / streaming of the news and current affairs through digital media
.

Content
Services
– From strategy to implementation, we enable our customers to have the most relevant content that can be easily discovered and shared.

Portal
Development
- Our portal development and maintenance solutions, leverage our
extensive experience in handling challenging web development projects for some of India’s leading Government and private sector organization

eLearning

Our eLearning services create immersive and engaging learning experiences with new technology and interactive learning. Our innovative eLearning technologies and courseware solutions leverages the power of the web, mobile and the cloud. We offer custom solutions to customer to develop their courses using modern technologies like Virtual Reality, Game based Learning and Interactive 3D learning in addition to offering
more traditional methods of instructor led training and developing video-based learning modules for our customers.

Digital Signature Services

Safescrypt is our flagship managed CA public key infrastructure (PKI) services offered from our world class data center in Bengaluru. Our solution to customers incorporates business and audit requirements in compliance with legal and regulatory mandates.

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

Our re-
organized
segments provide the required strategic directions on decision making, funding and operations. The segments are also in line with the market demands of customers where products from our digital services portfolio are often bundled together to provide a seamless digital transformation experience for our customers.

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
to
date. We also have our wholesale businesses with fellow carriers for data, voice and data center services.

As a
percentage
of total revenue by geographic segment for the last three fiscal years are as follows:

Geography	2023	2022	2021
India	81.88%	82.88%	83.44%
Rest of the world	18.12%	17.12%	16.56%

As a
percentage
of total revenue by operating segment for the last three fiscal years are as follows:

Operating Segment	2023	2022	2021
Network Centric Services	39.79%	43.94%	44.41%
Data center centric services	30.31%	27.74%	22.85%
Digital Services	29.90%	28.32%	32.74%

During the year under review revenue from one customer of the Group's Data center services segment is ₹ 3,852 million which is more than 11% of the Group's total revenue.

Customer Service and Technical Support

We have a single window help desk for all our customers across different service lines. This helps our customers reach the right technical support and get issues resolved on an accelerated basis. We support both telephonic and email interactions from our clients and support for Enterprises services is 24x7.

Sales and Marketing

Our sales and marketing functions are structured based on geographies to cater to the needs of respective markets. We have sales and marketing teams in India, Singapore, United Kingdom and the United States. While India sales are further divided to regions such as North, East, West, South and also divided based on the customer segment as Digital Sales Team and Wholesale, the Singapore team is responsible for rest of Asia Pacific, the United Kingdom team is responsible for Europe market and the United States team is responsible for coverage in North America.

Technology and Network Infrastructure

Geographic coverage:
Our network today reaches more than 1600 towns and cities and among them have more than 125,000+ links. This network is completely owned giving us complete control over its technology, traffic and speed. These points of presence, or primary nodes, reside at the core of a larger Internet protocol network with a star and meshed topology architecture thereby building in redundancy at every point and translating into minimum downtime for customers.

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

Network Operations Center:
We maintain a network operation center located in Chennai (Madras) and a backup facility in Mumbai (Bombay) and Hyderabad. The Chennai facility houses our central network servers as well as our network staff who monitors network traffic, service quality and equipment at all our points of presence to ensure a reliable network. These operation centers are staffed 24-hours-a-day, seven-days-a-week. We have backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability.

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

Government Regulation

Our business is subject to comprehensive regulation by the Indian Ministry of Communications through the Telecom Commission and the DOT, pursuant to the provisions of the Indian Telegraph Act of 1885, or Telegraph Act, the India Wireless Telegraphy Act, 1933, or Wireless Act, the Information Technology Act, 2000 or IT Act and the terms of our Internet service provider license issued by the DOT under which we operate. Pursuant to the Telegraph Act, the provision of any telecommunications services in India requires a license from the Government, obtained through the DOT. While the Telegraph Act sets the legal framework for regulation of the telecommunications sector and the Wireless Act regulates the possession of wireless telegraphy equipment, much of the supervision and regulation of our Company is implemented more informally through the general administrative powers of the DOT, including those reserved to the DOT and other Governmental agencies under our license.

In March 1997, the Government established the TRAI, an independent regulatory authority, under the provisions of the Telecom Regulatory Authority of India Act. The TRAI is an autonomous body consisting of a chairperson and at least two and not more than four members.

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

•	levy fees and other charges at such rates and in respect of such services as may be determined by regulation; and

•	perform such other functions as may be entrusted to it by the Government or as may be necessary to carry out the provisions of the Telecom Regulatory Authority of India Act.

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

As per the new Guidelines, any company applying for renewal of a license under the Unified License regime, such Company has to apply for all the required licenses for such Company from DOT under new Unified License regime. The Company signed Unified License Agreement with Government of India on June 2, 2014 valid for 20 years.

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

Investment in Network-
Centric
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

The Company is part of sub-consortium of the Europe India Gateway (EIG), undersea cable capacity between London and Mumbai. The capacity went live during fiscal 2013 and was upgraded during fiscal 2015, 2016, 2018, 2019 and 2021. This enables significant capacity on ground leading to our ability to service larger customers. The company also lands international cable systems MENA and GBI at its landing station in Versova, Mumbai.

Investment in Data Centers

We have combined IT power of more than 100 MW across our 11 Data Center facilities. All our Data Centers are concurrently maintainable, our Rabale campus comes with an on-premise substation and our Noida DC is amongst the few green data centers in India. Our Data Centers provide high-level security features like perimeter fence, gates, fire suppression, and 24X7 security officers. All critical areas have Biometric Readers, Smart Card Access, and 24*7 CCTV surveillance. Noida and Rabale Data Centers come with a Z level security with advanced fire alarm, aspirating smoke sensors, multilevel access control, and automatic fire suppression. We continue to expand our capacity to meet the rising demands of data centers.

Item 4A. Unresolved Staff Comments

None.

Item 5
.
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

Our mission is building a world in which our converged ICT ecosystem and our ‘bring it on’ attitude will be the competitive advantage to our customers. Our 7 core values which are
called ‘The Sify way’ are 1) Put customers’ needs first, 2) Be accountable, 3) Treat others with dignity, 4) Be action oriented, 5) Have the courage to confront issues, 6) Always remember that you are a part of Sify’s team, 7) Protect Sify’s interest always.

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

Our strategy is driven by the theme “digital@core” which enhances the landscape of our current capabilities to provide advanced solutions that help our customers to embrace their digital transformation journey with ease. This strategy is natural expansion of our cloud@core strategy where we helped customers transition to their digital transformation journey with cloud migration, adoption and scalable infrastructure being the core pitch

Revenues

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

Digital Services

Revenue from Cloud and Managed services are primarily from “Cloud and on demand storage”, “Domestic managed services and “International managed services”. Contracts from Cloud and on demand storage, are primarily fixed and for a period of time. Revenues from Domestic and International managed services comprise of value-added services, operations and maintenance of projects and from remote infrastructure management. Contracts from this segment are fixed and could also be based on a time and material basis (T&M)
.

Revenues from Technology Integration Services (TIS) comprises of Data Centre build services and security services. Contracts under TIS are based on completion of projects and could also be based on T & M.

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

Expenses

Cost of goods sold and services rendered

Network Centric Services

Cost of goods sold and services rendered for the corporate network/data services division consists of telecommunications costs necessary to provide services and cost of goods in respect of communication hardware and security services sold, commission paid to franchisees and cable television operators, the cost of voice termination for voice and VoIP services and other direct costs. Telecommunications costs include the costs of international bandwidth procured from Telcos and are required for access to the Internet, providing leased lines to our points of presence, the costs of using third-party networks pursuant to service agreements, leased line costs and costs towards spectrum fees payable to the Wireless Planning Commission (WPC) for provision of spectrum to enable connectivity to be provided on the wireless mode for the last mile. Other costs include cost incurred towards annual maintenance contract and the cost of installation in the connectivity business. In addition, the Government levies an annual license fee of 8% of the adjusted gross revenue generated from IP-VPN services and Voice services under the Unified License.

Data Center Services

Cost of goods sold and services rendered for the Data Center services consists of cost of electrical power consumed, cost of rental servers offered to customers and cost of licenses used to provide services.

Digital Services

Cost of goods sold and services rendered for the Cloud and Managed services consists of cost of licenses in providing services, cost of billable resources in case of Infrastructure Managed services, third party professionals engaged in providing services, associate costs of the delivery teams and cost of operations of Data Center build and build-operate-transfer BOT projects.

Cost of goods sold and services for TIS consists of cost of hardware and software supplied for Data Center build projects, cost of security hardware and software supplied and cost of hardware and software procured for System integration projects.

Cost of goods sold and services for AIS consists of professional charges payable to domain specialists and subject matter experts, cost of billable associates of e-learning business, cost of operating in third party facility for online assessment including invigilator costs and cost of procuring and managing content for the websites, cost of digital certificates and platform usage and other direct costs for the revenue streams.

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

Impairment

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”). The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination. Corporate assets for the purpose of impairment testing are allocated to the cash generating units on a reasonable and consistent basis.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit or group of units on a pro rata basis
.

Inventories

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

Stock compensation expense

A total of 25 million equity shares are reserved for issuance under our Associate Stock Option Plans (ASOPs). Our ASOP 2014 was adopted at the Eighteenth Annual General Meeting held on July 28, 2014. As of March 31, 2023, we had an aggregate outstanding of 6.97 million options under our ASOP with a weighted average exercise price equal to approximately ₹ 92.60 ($1.13) per equity share. Unamortized stock compensation expense as of March 31, 2023 on these options is ₹ 9.70 million ($ 0.12 million).

Results of Operations

The following table sets forth certain financial information as a percentage of revenues:

	Fiscal
	2023	2022	2021
	%	%	%
Revenues	100	100	100
Cost of goods sold and services rendered	(64.00)	(59.36)	(60.46)
Other income/(expense)	0.39	0.48	0.64
Selling, general and administrative expenses	(17.16)	(18.29)	(18.70)
Depreciation and amortization expenses	(11.89)	(12.20)	(11.66)
Profit from operating activities	7.34	10.63	9.82
Finance income	0.67	0.27	0.71
Finance expenses	(4.95)	(4.06)	(3.96)
Net finance income/(Expenses)	(4.28)	(3.79)	(3.25)
Profit before tax	3.06	6.84	6.57
Income tax (expense)/ benefit	(1.04)	(2.18)	(0.28)
Net profit for the year	2.02	4.66	6.29

Results of year ended March 31, 2023 compared to year ended March 31, 2022

The growth in our revenues in fiscal 2023 from fiscal 2022 is given below:

			Increase/
	2022 – 23	2021 – 22	(decrease)	% Change

Revenues	33,404	27,026	6,378	24%

Year 2022-23 had a 24% growth with an increase in revenues of ₹ 6,378 million ($77.58 million) contributed largely by Data center service with a revenue growth of ₹ 2,631million ($32.00 million), Digital Services with ₹ 2,468 million ($30.01 million), Network-
Centric
Services with ₹ 1,279 million ($15.56 million).

The revenue by operating segments is as follows:

	Revenue		Percentage of revenue		Growth %
	2022-23	2021-22	2022-23	2021-22
Network Centric Services	13,291	12,012	40%	44%	(4)%
Data Center Services	10,125	7,494	30%	28%	2%
Digital Services	9,988	7,520	30%	28%	2%
Total	33,404	27,026	100%	100%

Revenue from Network Centric Services increased by ₹ 1,279 million ($15.56 million) primarily due to (i) increase in revenue of ₹ 633 million ($7.70 million) from connectivity services, contributed by a increase in capacity by existing and new customer engagements and   (ii) increase in revenue of ₹ 646 million ($7.86 million) in voice services, which is attributable to increase in revenue from ILD and Hubbing business by ₹ 674 million ($8.20 million), and this increase is marginally offset by a decrease in revenue of ₹ 28 million ($0.34 million) from retail voice business.

Revenue from Data Center services has increased by ₹2,631 Million ($32.00 Million) on account of new contracts and higher capacity utilization
by existing customers.

Revenue from Digital Services has increased by ₹ 2,468 Million ($30.02 Million) due to (i) increase in revenue from Technology Integration Service by ₹ 1,638 Million ($19.92 Million) on account of revenue from new projects, (ii) increase in revenue from Cloud and Managed Services by ₹ 640 Million ($7.78 Million), contributed by new customer engagements and  (iii) increase in revenue from Applications Integration Services by ₹190 Million ($2.31 Million)  majorly from sale of licenses and eLearning services

Other income

The change in other income is as follows:

			Increase/
	2022-23	2021-22	(decrease)	% Change
Other income	132	131	1	1%

Other income is in line and comparable with previous year.

Cost of goods sold and services rendered (COGS)

Our cost of goods sold and services rendered in each of the business segment is set forth in the following table:

			Increase/
	2022-23	2021-22	(decrease)	% change
Network Centric Services	8,597	7,518	1,079	14%
Data Center Services	4,729	3,079	1,650	54%
Digital Services	8,053	5,445	2,608	48%
Total	21,379	16,042	5,337	33%

The cost of goods sold has increased by 33% on an overall basis and the movement in COGS by nature of expense is explained in detail below:

	2022-23	2021-22	Increase / (decrease)	% change

Network Costs	6,838	5,949	889	15%
Revenue Share	863	789	74	9%
Cost of Hardware / Software	5,135	2,711	2,424	89%
Power costs	4,283	2,930	1,353	46%
Direct Resources costs	2,407	1,825	582	32%
Other direct costs	1,853	1,838	15	1%
Total	21,379	16,042	5337	33%

Network costs comprises cost of Bandwidth leased out from TELCOS, Inter connect charges and IP termination costs payable to carriers. Bandwidth cost increased by ₹306 Million ($3.72 Million) due to capacity increase and increase in links, and IP termination costs increased by ₹583 Million ($7.09 Million) on account of increase in minutes.

Revenue share cost comprises of revenue share payable to DOT on ILD, NLD and other services. Increase in revenue share is on account of increase in revenue from licensed services.

The increase in cost of hardware and software expenses is on account of new projects in systems integration and security services.

Power cost include electricity charges incurred for our Data Center operations. Power cost increased by ₹1,353 million ($16.46 million) due to increase in occupancy of newly commissioned Data Centers and also increase in consumption in existing Data Centers and increased power tariff.

Direct resources costs are comprised of (i) the cost of resources deployed on the network infrastructure delivery (ii) resources involved in delivery of application services (iii) cost of billable resources associated with the eLearning and infrastructure managed services. There is an increase in the resource costs by ₹582 Million ($7.08 Million).

Other direct costs are comprised of link implementation and maintenance charges for the Network services, onetime costs for data center services for on boarding new customers, platform costs for Cloud storage, direct cost of application services, digital certificate platform costs, content costs, delivery costs of application services, subject matter experts for international business. There is a marginal increase in other direct costs by ₹ 15 Million ($0.18 Million).

Selling,
General and Administrative expenses

Selling, General and Administrative expenses of the Company by nature of expenses are set forth as follows:

	2022-23	2021-22	Increase/ (decrease)	% change
Operating costs	1,669	1,349	320	24%
Selling and Marketing Expenses	160	125	35	28%
Associate Expenses	2,184	2,059	125	6%
Other Indirect expenses	1,349	977	372	38%
Allowance for doubtful receivables/advances	372	434	(62)	(14)%
Forex (gain) / Loss	-	-
Total	5,734	4,944	790	16%

Operating costs includes rental, repairs and maintenance charges of our network operating centers, base stations and other co-location sites including the rent and maintenance for our Data Centers. Operating costs increased by ₹320 million ($3.89 million) on account of increase in repairs and maintenance and network operating cost.

Selling and Marketing expenses consist of, selling commission payable to sales partners, incentive to salesmen and, marketing and promotion costs. The Selling and Marketing expenses increased by ₹35 million ($0.43 million).

Associate expenses consist of cost of the employees who are part of the Sales and marketing, Business development, General Management and support services. Associate expenses increased by ₹125 million ($1.52 million) due to increase in employees head count and salary revision.

Other indirect expense consists of, rental and electricity cost of office, travel cost, legal charges, professional charges, communication, and others. During the year Other Indirect costs have increased by ₹ 372 million ($4.52 million).

Allowance for doubtful receivables/advances consists of the charge on account of the provisions created during the year against doubtful receivables/advances. Allowance for doubtful receivables/advances decreased by ₹62 million ($0.75 million) on account of prudent provisioning of debtors.

Forex (gain) / Loss incurred is Nil.

Depreciation and amortization

Depreciation and amortization are set forth in the table below:

	2022 -23	2021 -22	Increase/ (Decrease)	% Change
Depreciation and amortization	3,972	3,298	674	20.43%
As a percentage of carrying value	13.87%	15.17%

The Depreciation and amortization expenses has been increased by ₹674 million ($8.20 million), the increase is on account of capitalization of new assets during the year.

Profit from operating activities

	2022 -23	2021 -22	Increase/ (Decrease)	% Change
Operating profit	2,451	2,873	(422)	(14.69)%
As a percentage of revenue	7.34%	10.63%

Operating profit has decreased over the previous year due to higher utilization of assets and mix of revenue.

Finance income / (expense)

	2022 -23	2021 -22	Increase/ (Decrease)	% Change
Finance income	223	74	149	201.35%
Finance expense	(1,653)	(1,098)	(555)	50.55%
Net finance income / (expense)	(1,430)	(1,024)	(406)	39.65%

Finance income:
The finance income primarily consists of interest received from bank deposits of ₹ 64 million ($ 0.78 million), and interest income on income tax refund of ₹ 85 million ($ 1.03 million).

Finance expense:
The finance expenses is increased by ₹ 555 Million ($ 6.75 Million) the increase is primarily on account of increase in interest on borrowings by ₹ 508 Million ($ 6.18 Million), interest on lease liability on account of IFRS 16 – Leases by ₹ 7 Million ($ 0.08 Million) and  increase in bank charges by ₹ 40 Million ($ 0.49 Million).

Net Profit

	2022 -23	2021 -22	Increase/ (Decrease)	% Change
Net Profit	675	1,258	(583)	(46)%
As a percentage of revenue	2.02%	4.65%

Results of year ended March 31, 2023 compared to year ended March 31, 2022

Refer to the section ‘Results of year ended March 31, 2023 compared to year ended March 31, 2022 ’ under ‘Management's Discussion and Analysis of Financial Condition and Results of Operations’ of Item 5 in our Annual Report on Form 20-F, for fiscal year 2022, filed with the U.S. Securities and Exchange Commission on June 10, 2022, for analysis of our results for fiscal year 2022 in comparison with fiscal year 2021.

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

The following table summarizes our cash flows for periods presented:

	2023	2022	2021	2023
	₹ In million	₹ In million	₹ In million	US $ in million
Net cash from / (used in) operating activities	8,338	2,245	6,967	101
Net cash from / (used in) investing activities	(13,592)	(7,593)	(3,619)	(165)
Net cash from / (used in) financing activities	4,944	4,170	618	60
Effect of exchange rate changes on cash and cash equivalents	2	2	(3)	0
Net increase / (decrease) in cash and cash equivalents	(308)	(1,176)	3,963	(4)

As of March 31, 2023, 2022 and 2021 we had working capital (current asset – current liabilities) of ₹ 259 million, ₹ 902 million, and ₹ 287 million which includes cash and cash equivalents of ₹ 3,894 million, ₹ 4,202 million and  ₹ 5,378 million. We believe that cash from operations and existing lines of credit are sufficient to meet our liquidity requirements.

Our short-term borrowings to finance working capital requirements are primarily financed by cash credit facilities with banks. Borrowings for capital expenditures are financed through capital leases and long-term loans.

We have borrowings of ₹ 22,931 million (including Lease Liability to the extent of ₹ 2,451 million) as of March 31, 2023 out of which ₹ 7,247 million will be repaid within a period of 12 months. Interest outflow on existing borrowings for next year is expected to be ₹ 811 million. We have utilized working capital facility of ₹ 3,920 million out of limit of ₹ 5,390 million during fiscal 2023. We have unutilized non fund limit of ₹ 1,900 million as of March 31, 2023.

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

The Group has opted transition to SOFR (
Secured Overnight Financing Rate) from LIBOR
.
During the year under review, the Group entered into Interest Rate Swaps in order to hedge the cash flows arising out of the Interest payments of the underlying External commercial borrowing. The period of the swap contract is co terminus with the period of the underlying External commercial borrowing. As per the terms of the arrangement, the Company shall pay fixed rate of interest (8.9%) and receive variable rate of interest equal to LIBOR + 2.5% on notional amount.

Compulsorily Convertible Debentures:

During the fiscal year 2021-22, Sify Infinit Spaces Limited, a wholly owned subsidiary of Sify, in the business of providing data center services, has entered into compulsorily convertible debentures subscription agreement with Kotak Special Situations Fund (“KSSF”) under which KSSF has invested
₹
4,000 million (USD 51.52 million) as of March 31, 2023. Sify Infinit Spaces Limited  can further draw upto ₹ 6,000 million (USD 77.27 million) in one or more tranches during FY 2024, FY 2025 or by October 1, 2026 based on prior communication to investors in writing of its requirement for Additional Investments on or before October 1, 2023. The proceeds from these instruments are planned to be utilized for expansion of new data centers, including land acquisition for data centers, investment in renewable energy for data centers and repayment of existing debt.

Cash and cash equivalents:

Cash and cash equivalents comprise of ₹2,470 million, ₹2,504 million and ₹ 2,288  million in bank accounts and ₹2,375  million, ₹1,888  million and ₹ 3,049 million in the form of bank deposits as on March 31, 2023, 2022 and 2021out of which cash deposits in the form of margin money is restricted for use by us amounting to ₹ 1,195 million, ₹ 792 million and ₹ 401 million. Cheques on hand comprises of amount ₹ NIL Millions, ₹ 182 millions and ₹ 28 millions as on March 31, 2023, 2022 and 2021. Cash on hand comprises of amount ₹ 1 millions, ₹ 1 millions and ₹ 137 millions as on March 31, 2023, 2022 and 2021

Net cash generated from operating activities for the year ended March 31, 2023 was ₹ 8,338 million ($ 101.42 million). This is attributable to increases in trade and other payables by ₹ 2,843 million ($ 34.57 million), in contract liabilities ₹ 706 million ($ 8.59 million)  due to advance billing  and  decrease in trade and other receivable  by ₹ 400 million ($ 4.87 million), in other assets by ₹ 789 million ($ 9.60 million), due to payment of taxes by ₹ 1,363 million ($ 16.58 million).

Net cash generated from operating activities for the year ended March 31, 2022 was ₹ 2,245 million ($ 29.56 million). This is attributable to increases in trade and other payables by ₹ 1,362 million ($ 17.97 million), in contract liabilities ₹ 1,283 million ($ 16.92 million)  due to advance billing  and  decrease in trade and other receivable  by ₹ 4,083 million ($ 53.86 million), in Inventory by ₹ 992 million ($ 13.09 million), due to payment of taxes by ₹ 1,276 million ($ 16.83 million) and on account of decrease in contract asset and cost by ₹ 661 million ($ 8.72 million)

Net cash generated from operating activities for the year ended March 31, 2021 was ₹ 6,967 million ($ 94.78 million). This is attributable to increases in trade and other payables by ₹ 227 million ($ 3.08 million), in employee benefits ₹ 22 million ($ 0.3 million) and decrease in contract liabilities by ₹ 166 million ($ 2.26 million), and cashflow increased due to collection and decrease in trade receivables and Other receivables by ₹ 1,070 million ($ 14.55 million) and partially offset by decrease in inventories by ₹ 113 million ($ 1.53 million) and in other assets by ₹ 34 million ($0.35 million), increase in Contract assets by ₹ 9 million ($0.12million) and increase in contract costs ₹ 26 million ($ 0.35 million).

Net cash used in investing activities for the year ended March 31, 2023 was ₹ 13,592 million ($ 165.32 million) primarily on account of additional expenditure on Data Center facilities, investment in renewable energy for data center, upgradation of network backbone, expansion of metro fiber to additional cities.

Net cash used in investing activities for the year ended March 31, 2022 was ₹ 7,593 million ($ 100.16 million) primarily on account of additional expenditure on Data Center facilities, investment in renewable energy for data center, upgradation of network backbone, expansion of metro fiber to additional cities.

Net cash used in investing activities for the year ended March 31, 2021 was ₹ 3,619 million ($ 49.23 million) primarily on account of additional expenditure on Data Center, upgradation of network backbone.

Net cash generated from financing activities for fiscal year 2023 was ₹ 4,944 million ($ 60.13 million). The increase is mainly due to borrowings amounting ₹ 9,075 million ($ 110.38 million) out of which ₹ 1,980 million ($ 24.08 million) is on account of issue Compulsorily convertible debentures to Kotak Special Situations Fund (KSSF)  and proceeds from issue of shares including share premium under ESOP ₹ 8 million ($ 0.10 million) received during the year. The increase was significantly offset by repayment of long term borrowings, Short term borrowings and lease liabilities of ₹ 2,705 million ($32.90), ₹ 1,520 million ($18.49) and ₹ 265 million ($ 3.22 million) respectively and finance expenses amounting to ₹ 1,628 million ($ 19.80 million).

Net cash generated from financing activities for fiscal year 2022 was ₹ 4,170 million ($ 55.02 million). The increase is mainly due to borrowings amounting ₹ 5,516 million ($ 72.77 million) out of which ₹ 2,020 million ($ 26.65 million) is on account of issue Compulsorily convertible debentures to Kotak Special Situations Fund (KSSF)  and proceeds from issue of shares including share premium under ESOP ₹ 44 million ($ 0.59 million) received during the year. The increase was significantly offset by repayment of lease liabilities of ₹224 million ($ 2.95 million) and finance expenses amounting to ₹ 1,117million ($ 14.73 million).

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

For the outstanding long term obligations of  ₹ 16,160 million ($196.55 million) as on March 31, 2023, we have obligation to pay ₹ 3,302 million ($40.16 million) with in 1 years, ₹ 7,385 million ($ 89.82 million) in 1 to 3 years, ₹ 5,744 million ($ 69.86 million) in 3 to 5 years  and ₹ 5,078 million ($ 61.76 million) more than 5 years amounting to
₹ 21,509
million ($ 261.61 million).

For the outstanding long term obligations of  ₹ 10,012 million ($132.07 million) as on March 31, 2022, we have obligation to pay ₹ 2,871 million ($37.87 million) with in 1 years, ₹ 3,875 million ($ 51.12 million) in 1 to 3 years, ₹ 2,220 million ($ 29.28 million) in 3 to 5 years  and ₹ 1,432 million ($ 18.89 million) more than 5 years amounting to ₹ 10,397 million ($ 137.15 million).

For the current outstanding long term obligations of  ₹ 5,902 million ($ 77.86 million) as on March 31, 2021,we have obligation to pay ₹ 2,653 million ($ 35 million) with in 1 years, ₹ 2,675 million ($ 35.29 million) in 1 to 3 years, ₹ 837 million ($ 11.04 million) in 3 to 5 years  and ₹ 500 million ($ 6.60 million) more than 5 years amounting to ₹ 6,665 million ($ 87.92 million).

For the outstanding Lease Liability obligations of  ₹ 2,451 million ($ 29.81 million) as on March 31, 2023, we have obligation to pay ₹ 586million ($ 7.13 million) with in 1 years, ₹ 789 million ($9.60 million) in 1 to 3 years, ₹ 555 million ($ 6.75 million) in 3 to 5 years  and ₹ 3,774 million ($ 45.90 million) more than 5 years amounting to ₹ 5,704 million ($ 69.38 million).

For the outstanding Lease Liability obligations of  ₹ 2,207 million ($ 29.11 million) as on March 31, 2022, we have obligation to pay ₹ 507 million ($ 6.69 million) with in 1 years, ₹ 733 million ($ 9.67 million) in 1 to 3 years, ₹ 430 million ($ 5.67 million) in 3 to 5 years  and ₹ 2,612 million ($ 34.46 million) more than 5 years amounting to ₹ 4,282 million ($ 56.49 million).

For the outstanding Lease Liability obligations of  ₹ 2,203 million ($ 29.06 million) as on March 31, 2021, we have obligation to pay ₹ 540 million ($ 7.12 million) with in 1 years, ₹ 846 million ($ 11.16 million) in 1 to 3 years, ₹ 564 million ($ 7.44 million) in 3 to 5 years  and ₹ 2,163 million ($ 28.53 million) more than 5 years amounting to ₹ 4,113 million ($ 54.26 million).

Capital expenditure

We incurred
₹
6,229 million (US$ 75.76 million) towards capital expenditure for the year ended March 31, 2023. We expect further capital expenditure to be incurred during the fiscal year 2023-24 to strengthen our infrastructure capabilities. The capital expenditure was funded out of internal accruals and bank borrowings. Also refer to section “Principal Capital Expenditures” under Item 4 for capital commitments as on March 31, 2023.

Research and development

The Company does not have research and development activities and has also not undertaken any sponsored research and development activities.

Trends

The information is set forth under the caption ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’ - ‘Operating and Financial review and Prospects’.

Recent Accounting Pronouncements

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2022 and have not been applied in preparing these consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the consolidated financial statements of the Company are:

Amendments to IAS 12 – Income Taxes

On May 7, 2021, the IASB amended IAS 12 “Income Taxes” and published 'Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)' that clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets or liabilities for the first time. The amendments clarify that this exemption does not apply to transactions such as leases and decommissioning obligations and companies are required to recognize deferred tax on such transactions. These amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively, with earlier application permitted.

The adoption of amendments to IAS 12 is not expected to have any material impact on the consolidated financial statements.

Amendments to IAS 1 – Presentation of Financial Statements

On January 23, 2020, the IASB issued “Classification of liabilities as Current or Non-Current (Amendments to IAS 1)” providing a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangement in place at the reporting date. The amendments aim to promote consistency in applying the requirements by helping companies to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also clarified the classification requirements for debt a company might settle by converting it into equity. These amendments are effective for annual reporting periods beginning on or after January 1, 2023, and are to be applied retrospectively, with earlier application permitted.

The adoption of amendments to IAS 1 is not expected to have any material impact on the consolidated financial statements.

Amendments to IAS 1 – Presentation of Financial Statements

On October 31, 2022, the IASB issued 'Non-current Liabilities with Covenants (Amendments to IAS 1)'. The amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, the amendments require a company to disclose information about these covenants in the notes to the financial statements. The amendments are effective for reporting periods beginning on or after January 1, 2024, with earlier application permitted.

The adoption of these amendments to IAS 1 are not expected to have any material impact on the consolidated financial statements.

Amendments to IFRS 16 – Leases

On September 22, 2022, the IASB issued ‘Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)’ that specifies the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendment is intended to improve the requirements for sale and leaseback transactions in IFRS 16 and will not change the accounting for leases unrelated to sale and leaseback transactions. These amendments are effective for annual reporting periods beginning on or after January 1, 2024, and are to be applied retrospectively, with earlier application permitted.

The adoption of amendments to IFRS 16 is not expected to have any material impact on the consolidated financial statements.

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

Revenue Recognition

The Group derives revenue from converged ICT solutions comprised of Network-centric services, Data Center services, Digital services which includes Cloud and managed services, Technology integration services and Applications integration services.

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

(ii)   Data Center Services (DC):

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

Revenue from Technology Integration Services include system integration Services, revenue from construction of Data Centers, network integration services, security solutions and to a lesser extent, revenue from sale of hardware and software. Revenue from construction contract includes revenue from construction of Data Centers to the specific needs and design of the customer. The Group recognize revenue at a point in time, when the customer does not take control of work-in-progress or over a period of time when the customer controls the work-in-progress. In the case where revenue is recognized over a period of time and progress is measured based on the costs incurred to date as a percentage of the total estimated costs to fulfill the contract.

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

Item 6.
Directors, Senior Management and Employees

Directors and Executive Officers with diversity statistics

The following table sets forth the name, age and position of each director and senior management of our Company as of March 31, 2023:

Name	Age	Designation
Raju Vegesna (4)	63	CEO, Chairman & Managing Director
C B Mouli (1) (2) (5)	75	Director, Chairman & Financial Expert of Audit Committee
T H Chowdary (2) (3) (5)	90	Director & Chairman of Compensation & Nominating Committees
Vegesna Bala Saraswathi (4)	58	Director
C E S Azariah (1) (2) (3) (4) (5)	74	Director
Arun Seth (1)	71	Director
Kamal Nath	57	Chief Executive Officer
M P Vijay Kumar	52	Whole Time Director and Chief Financial Officer
C R Rao	62	Chief Operating Officer

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating Committee.

(4)	Member of the Corporate Social Responsibility Committee.

(5)	Member of Nomination and Remuneration Committee.

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

Ananda Raju Vegesna, brother of Mr. Raju Vegesna, CEO, Chairman and Managing Director, has served as an Executive Director of our Company since June 2007.  During the fiscal year
, Mr Ananda Raju Vegesna, Executive Director of the Company has not attended all the Board Meetings held during a period of 12 months with or without seeking leave of absence and consequent to provision of Section 167(1)(b) of Companies Act, 2013, Mr Ananda Raju Vegesna ceases to be a Director at the closing business hours of October 28, 2022. He last attended the Board Meeting held on July 30, 2021 and has not attended the Meetings of the Board held on October 29, 2021, January 24, 2022, March 28, 2022, April 18, 2022, July 22, 2022 and October 21, 2022.

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

M P Vijay Kumar has served as Chief Financial Officer since October 2007 and has over two decades of experience in corporate audits, financial/management consulting, legal advisory services, management audit and investment banking.  He is a Chartered Accountant and a Fellow Member of the Institute of Chartered Accountants of India, Fellow Member of the Institute of Company Secretaries of India and Associate member of the Institute of Cost and Works Accountants of India. During the year, pursuant to the recommendation of Nomination and Remuneration committee the Board has approved appointment of Mr M P Vijay Kumar as Whole Time Director (Additional) of the Company for a period of 5 (Five) years from November 14, 2022, on a remuneration and on such terms and conditions with liberty and authority to the Board of Directors to alter and vary the terms and conditions of the said appointment from time to time within the scope of Schedule V of the Companies Act, 2013, or any amendments thereto or any re-enactment thereof as may be agreed to between the Board of Directors and Mr M P Vijay Kumar subject to the approval of Members at the ensuing Annual General Meeting.

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

Infinity Capital Ventures, LP beneficially owned 7.60 % of our equity shares as of March 31, 2023. This shareholder is a party to the Subscription Agreement dated November 10, 2005 with our Company. The Subscription Agreement provides that, among other things, the Company shall appoint Mr. Raju Vegesna as the Chairman of the Board of Directors, Infinity Capital shall also nominate another person to the Board of Directors and so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital. In November 2005, Mr. Raju Vegesna, a nominee of Infinity Capital Ventures, LP, was appointed as Chairman of our Board of Directors. In February 2006, the Company also appointed Mr. P S Raju as the second nominee of Infinity Capital to the Board of Directors. Consequent to the resignation of Mr. P S Raju, as a Director effective May 31, 2015, Ms. Vegesna Bala Saraswathi was appointed as an additional Director effective July 22, 2015 of our Company as a Nominee. Further, she was elected by shareholders as a Director at the Annual General Meeting held on July 4, 2016. She got re-elected as a director in Annual General Meeting held on July 4, 2022.

Infinity Satcom Universal Private Limited beneficially owned 7.95% of our equity shares as of March 31, 2023.  Mr. Ananda Raju Vegesna, Executive Director of the Company and brother of Mr. Raju Vegesna, is the Director of Infinity Satcom. Infinity Satcom is presently controlled by Mr. Raju Vegesna.

Board Diversity Matrix:

Particulars	Details
Country of Principal Executive Offices “Home Country”	India
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	9

Part I: Gender Identity
Particulars	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	8	-	-

Part II: Demographic Background

Particulars	Details
Underrepresented Individual in Home Country Jurisdiction	-
LGBTQ+	-
Did Not Disclose Demographic Background	-

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

Officer Compensation

The following table sets forth all compensation paid by us during the fiscal year ended March 31, 2023 to our executive officers:

	Summary Compensation Table ( ₹ in million)

Name	Salary(1)	Bonus (Performance based incentive)

Kamal Nath	15.91	3.36
M P Vijay Kumar	14.39	3.80
C R Rao	14.65	3.82

(1)	Includes provident fund contributions.

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

The Directors (who are not executive officers) are not entitled for any remuneration including any pension, retirement, or similar benefit schemes.

The details of our contribution to provident fund in respect of the executive officers are set out below:

Name	₹ in million
Kamal Nath	0.80
M P Vijay Kumar	0.69
C R Rao	0.66

Gratuity expense is determined at an overall Company level based on an actuarial valuation performed by an independent actuary.  Thus, the cost for the year ended March 31, 2023 in respect of gratuity and compensated absences towards executive officers of the Company was not separately determined.  Gratuity cost relating to such executive officers is not estimated to be material.

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

We have provided for ₹ 380.42 million ($4.63 million) towards bonus payable for the year ended March 31, 2023 to employees including executive officers who have achieved the KRAs and KPIs.

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

However, the Managing Director, Executive Director and Independent Directors are not liable to retire by rotation.

On July 15, 2005, we appointed Mr.C.B. Mouli as independent Directors of the Board to comply with the applicable NASDAQ rules.

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

Mr. Ananda Raju Vegesna,	Appointed as Executive Director for a period of five years effective June 22, 2010 and subsequently reappointed for a further period of five effective June 22, 2015.

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

During the
fiscal year
, Mr Ananda Raju Vegesna, Executive Director of the Company has not attended all the Board Meetings held during a period of 12 months with or without seeking leave of absence and consequent to provision of Section 167(1)(b) of Companies Act, 2013, Mr Ananda Raju Vegesna ceases to be a Director at the closing business hours of October 28, 2022. He last attended the Board Meeting held on July 30, 2021 and has not attended the Meetings of the Board held on October 29, 2021, January 24, 2022, March 28, 2022, April 18, 2022, July 22, 2022 and October 21, 2022.

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

Mr M P Vijay Kumar
Based on the recommendation of Nomination and Remuneration Committee Mr M P Vijay Kumar appointed as Whole Time Director (Additional) of the Company for a period of 5 (Five) years from November 14, 2022, on a remuneration and on such terms and conditions with liberty and authority to the Board of Directors to alter and vary the terms and conditions of the said appointment from time to time within the scope of Schedule V of the Companies Act, 2013, or any amendments thereto or any re-enactment thereof as may be agreed to between the Board of Directors and Mr M P Vijay Kumar subject to the approval of Members at the ensuing Annual General Meeting.

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

The Audit Committee held five meetings in video conference during fiscal year 2022-23.

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

The Compensation Committee held five meetings in video conference during fiscal 2022-23.

Corporate Social Responsibility Committee

As per Section 135 of the Indian Companies Act, 2013, the Company is required to spend 2% of the average net profits from the three preceding financial years to Corporate Social Responsibility (CSR) activities.  For this purpose, the Board has constituted the Corporate Social Responsibility Committee (CSR). Further the Board of Directors of the Company had appointed   Ms Vegesna Bala Saraswathi as a Member of CSR Committee at their meeting held on January 24, 2022

Consequent to his vacation of his office of directorship of Mr Ananda Raju Vegesna, the CSR committee was reconstituted consisting of the following Members:

Mr. Raju Vegesna
Ms Vegesna Bala Saraswathi
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

For the Financial year 2022-23, the Company has spent ₹ 33.09 million in pursuance of its Corporate Social Responsibility Policy in the following manner:

1.
Contribution towards Livelihood enhancement:
The Company has contributed
₹
24.39 million towards Livelihood enhancement to Raju Vegesna Foundation.
2.
Contribution towards Livelihood enhancement:
The Company has also contributed
₹
2.50 million towards Livelihood enhancement to Sree Anand Charitable Trust.
3.
Contribution towards Education:
The Company has contributed
₹
0.80 million towards promotion of Education to Sri Hanuman Mani Education & Culture Trust.
4.
Contribution towards Education:
The Company has also contributed
₹
0.30 million towards promotion of Education to Nayaki Vidya Mandir School.
5.
Contribution towards Livelihood enhancement:
The Company has contributed
₹
0.80 million towards promotion of
Livelihood enhancement
to CHILD (Project Shakthi).
6.
Contribution towards Rural development projects:
The Company has contributed
₹
2.50 million towards Rural development projects to Guided Fortune Samirti.
7.
Contribution towards Health:
The Company has contributed
₹
1.80 million towards promotion of Health to Voluntary Health Services Hospital, Taramani

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

The Shareholders had approved the reappointment of Mr Ananda Raju Vegesna as an Executive Director at their Annual General Meeting held on September 14, 2020. During the Year, Mr Ananda Raju Vegesna, Executive Director of the Company has not attended all the Board Meetings held during a period of 12 months with or without seeking leave of absence and consequent to provision of Section 167(1)(b) of Companies Act, 2013, Mr Ananda Raju Vegesna ceases to be a Director at the closing business hours of October 28, 2022. He last attended the Board Meeting held on July 30, 2021 and has not attended the Meetings of the Board held on October 29, 2021, January 24, 2022, March 28, 2022, April 18, 2022, July 22, 2022 and October 21, 2022.

On November 2, 2022, the Nominating Committee reviewed and recommended the appointment of Mr M P Vijay Kumar as Whole Time Director (Additional) of the Company for a period of 5 (Five) years from November 14, 2022, on a remuneration and on such terms and conditions with liberty and authority to the Board of Directors to alter and vary the terms and conditions of the said appointment from time to time within the scope of Schedule V of the Companies Act, 2013, or any amendments thereto or any re-enactment thereof as may be agreed to between the Board of Directors and Mr M P Vijay Kumar subject to the approval of Members at the ensuing Annual General Meeting.

Employees

As of March 31, 2023, we had 4,439 employees, compared with 3,641 as of March 31, 2022. Of our current employees, 200 are administrative, 390 form our sales and marketing, 3,738 are dedicated to technology and technical support, and 111 are in business process and customer care. None of our employees are represented by a union. We believe that our relationship with our employees is good.

Stock Ownership

The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2023 by each director and our senior management executives. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

Equity Shares Beneficially Owned
Beneficial Owner	Number	Percent
Raju Vegesna *	154,053,326	84.26%
Ananda Raju Vegesna	-	-
Vegesna Bala Saraswathi	-	-
T. H. Chowdary	-	-
C B Mouli	-	-
Arun Seth	-	-
C E S Azariah	-	-

* Other than the above, none of the Directors or Executive Officers of the Company holds any shares in the Company.

The following options were granted to our senior management executives as part of our ASOP plan described below:

Total options outstanding (Shares)	2,152,378
Weighted average exercise price ( ₹ )	85.57
Weighted average exercise period (years)	3.45

Associate Stock Option Plan

We have an Associate Stock Option Plan, or ASOP, which provides for the grant of options to employees of our Company.

The Company introduced a new Stock Option Plan under Associate Stock Option Plan 2014 (ASOP 2014) for granting ESOPs as Equity Shares and/or ADSs linked warrants to the eligible Associates of the Company and its Holding/Subsidiaries/Associates.  This was in addition to the earlier ASOP Plans of 2000, 2002, 2005 and 2007. For this purpose, the Company allocated 25 million Equity Shares of ₹ 10/- each under ASOP 2014.  The proposal was approved by the Board of Directors and the shareholders of the Company at the Eighteenth Annual General Meeting held on July 28, 2014 and 25,000,000 shares were reserved for issuance under the plan. The Company also filed Form S-8 on December 21, 2015 with SEC for the options issued under the plan. As of March 31, 2023, we had outstanding options of 6.98 million under our ASOP Plans with a weighted average exercise price equal to approximately ₹ 92.60 ($1.13) per equity share.

The Board at their meeting held on January 20, 2015 approved to grant of 5,870,800 options to 85 Associates and issued Grant Letters.  The vesting of options commenced in January 2016. During the year ended 2020, 3 associates have exercised 78,900 vested options.

The Company has granted additional 25,000, 195,000, 465,000, 7,220,000, 335,000, 150,000,  525,000 and 184,300 options to employees during the year 2022-23, 2021-22, 2020-21, 2019-20, 2018-19, 2017-18, 2016-17 and 2015-16 respectively.

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

Item 7.
Major Shareholders and Related Party Transactions

Principal Shareholders

The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2023 by each person or group of affiliated persons who is known by us based on our review of public filings to beneficially own 5% or more of our equity shares. The table gives effect to equity shares issuable within sixty days upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares as well as the power to receive the economic benefits of ownership of securities. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned. The information below is based on a review of filings made by such persons with the SEC.

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

As of March 31, 2023, entities affiliated with our CEO, Chairman and Managing Director, Mr. Raju Vegesna, beneficially owned approximately 84.26% of our outstanding equity shares, which includes the 125,000,000 shares issued in connection with the private placement described below.

	Equity Shares Beneficially owned
Shareholder	Number	Percent

Infinity Capital Ventures, LP, 11601 Wilshire Boulevard, Suite 1900, Los Angeles, CA 90025	13,902,860	7.60
Vegesna Family Trust, LP, 11601 Wilshire Boulevard, Suite 1900, Los Angeles, CA, 90025	620,466	0.34
Infinity Satcom Universal Private Limited, Visakhapatnam	14,530,000	7.95
Ramanand Core Investment Company Private Limited, Visakhapatnam*	125,000,000	68.37

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

Name of the shareholder	2020-21		2021-22		2022-23
	No. of shares	%	No. of shares	%	No. of shares	%
Infinity Capital Ventures, LP, USA	13,902,860	7.63	13,902,860	7.61	13,902,860	7.60%
Vegesna Family Trust, USA	620,466	0.34	620,466	0.34	620,466	0.34%
Infinity Satcom Universal Private Limited	14,530,000	7.97	14,530,000	7.95	14,530,000	7.95%
Raju Vegesna Infotech and Industries Private Limited *	-	-	-	-
Ramanand Core Investment Company Private Ltd **	125,000,000	68.59%	125,000,000	68.40%	125,000,000	68.37%

* 125,000,000 shares were issued to Raju Vegesna Infotech and Industries Private Limited at a discount of 50% to the prevailing American Depositary Share market price since the allotment of shares was for unlisted Indian equity shares. The shareholders of the Company approved the unregistered offering through voting in a general meeting where the promoter group beneficially owned 84.26% of the equity shares eligible to vote in the meeting.

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

United States Shareholders

As of March 31, 2023, 43,304,717 of our ADSs were held in the United States and we had approximately 12,835 shareholders in the United States. Each ADS represents one equity share.

Host country Shareholders

As on March 31, 2023, 154,053,326 of our equity shares were held in India and we had 19 shareholders on record in India. Each equity share has a par value of ₹ 10/- each.

Control of Registrant

Based on our review of filings made with the SEC, Infinity Capital Ventures, LP beneficially owned 7.60% of our equity shares as of March 31, 2023. This shareholder is a party to the Subscription Agreement dated November 10, 2005 with our Company. The Subscription Agreement provides that, among other things, the Company shall appoint Mr. Raju Vegesna as the Chairman of the Board of Directors, Infinity Capital shall also nominate another person to the Board of Directors and for so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital. In November 2005, Mr. Raju Vegesna, a nominee of Infinity Capital Ventures, LP, was appointed as Chairman of our Board of Directors. In February 2006, the Company also appointed Mr. P S Raju as the second nominee of Infinity Capital to the Board of Directors. Consequent to the resignation of Mr. P S Raju, as a Director effective May 31, 2015, Ms. Vegesna Bala Saraswathi was appointed as an additional Director of our Company effective July 22, 2015, as a Nominee. Further, as per the Act, she retires by rotation and is eligible for re-election. She was re-elected at the Annual General Meeting held on July 6, 2017.

Infinity Satcom Universal Private Limited, India also beneficially owned 7.95% of our equity shares as of March 31, 2023.

As of March 31, 2023, entities affiliated with our CEO, Chairman and Managing Director, Mr. Raju Vegesna, beneficially owned approximately 84.26% of our outstanding equity shares, which includes the 125,000,000 shares issued in connection with the private placement described below.

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

Related Party Transactions

Refer to Note 32 ‘Related Parties’ in Item 18 of this Annual report for the list of related parties and their relationships as on March 31, 2022 and March 31, 2023.

Related party transactions & balances with subsidiaries on standalone basis as on March 31, 2022

₹ in million

Particulars	Sify Digital Services Limited	Sify Infinit Spaces Limited	Sify Data and Managed Services Limited	Sify Technologies North America Corporation @	Sify Technologies (Singapore) Pte. Limited	Print House (India) Private Limited	Total
Transactions during the year:
Receipt of services	220.47	30.34	-	-	67.02	-	317.83
Rendering of services	-	-	-	3.30	8.70	-	12.00
Lease rentals received***	-	142.01	-	-	-	-	142.01
Interest received	-	2.70	2.56	-	-	1.09	6.35
Advances repaid by subsidiaries	-	-	7.38	-	-	-	7.38
Advances given to subsidiaries	-	-	15.00	-	-	-	15.00
Loans given	-	90.00	-	-	-	-	90.00
Investment made in Compulsorily Convertible Debentures	-	1,000.00	-	-	-	-	1,000.00
Revenue transfer	3,151.23	2,619.22	-	-	-	-	5,770.45
Expenses transfer	3,655.58	782.04	-	-	-	-	4,437.62

Outstanding Balances:
Trade payable	-	-	-	-	43.10	-	43.10
Trade receivable	-	-	-	-	10.50	-	10.50
Loans given	-	90.00	-	-	-	11.00	101.00
Investment made in Compulsorily Convertible Debentures	-	1,000.00	-	-	-	-	1,000.00
Amounts Receivable	-	54.11	161.90	-	-	1.07	217.08
Amounts Payable	358.31	-	-	-	-	-	358.31
Lease Deposit received from SISL	-	34.47	-	-	-	-	34.47
Net Receivable / (Payable)	(358.31)	1,109.64	161.90	-	(32.60)	12.07	892.70
Unearned income	-	-	-	-	15.70	-	-
Right of use Asset	-	-	-	-	35.51	-	-

Related Party transactions between fellow subsidiaries in the books of Sify Digital Services Limited :

Transactions	Sify Infinit Spaces Limited	Sify Technologies North America Corporation	Sify Technologies (Singapore) Pte Ltd	Print House (India) Private Limited
Receipt of services	57.42	-	16.57	-
Rendering of services	-	396.17	-	-
Loan given to fellow subsidiaries	-	-	-	96.71
Expenses transfers	28.83	-	-	-

Amount of outstanding balances
Amount payable *	13.67	-	-	-
Trade payable	-	-	7.31	-
Trade receivable	-	278.50	-	-
Loan given to fellow subsidiaries	-	-	-	96.71

Related party transactions & balances with subsidiaries on standalone basis as on March 31, 2023

						₹ in million
Particulars	Sify Digital Services Limited	Sify Infinit Spaces Limited	Sify Data and Managed Services Limited	Sify Technologies North America Corporation @	Sify Technologies (Singapore) Pte. Limited	Print House (India) Private Limited	Total
Transactions during the year:
Receipt of services	219.75	30.34	-	-	82.93	-	333.02
Rendering of services	-	-	-	-	6.58	-	6.58
Lease rentals received***	-	159.90	-	-	-	-	159.90
Interest received	-	72.44	2.02	-	-	4.09	78.55
Advances repaid by subsidiaries	-	-	131.79	-	-	-	131.79
Loans given	-	-	7.50	-	-	10.00	17.50
Loan repaid by subsidiaries	-	-	38.50		-	21.00	59.50
Sale of leasehold land	-	-	-	-	-	58.38	58.38
Investment made in Compulsorily Convertible Debentures	-	1,225.00	-	-	-	-	1,225.00
Security Deposit Transfer	-	36.00	-	-	-	-	36.00
Other Income Transfer	22.15	-	-	-	-	-	22.15
Asset Transfer	566.94	3.46	-	-	-	-	570.40
Revenue transfer	3,122.53	105.41	-	-		-	3,227.94
Expenses transfer	2,331.92	346.42	1.34	1.11	-	-	2,680.79

Outstanding Balances:
Trade payable	-	-	-	-	43.30	-	43.30
Trade receivable	-	-	-	-	0.40	-	04.40
Loans given	-	90.00	-	-	-	-	90.00
Investment made in Compulsorily Convertible Debentures	-	2,225.00	-	-	-	-	2,225.00
Amounts Receivable	549.90	159.00	-	3.31		58.38	770.59
Amounts Payable	1,445.50	127.10	-	-	-	-	1, 572 .6
Lease Deposit received from SISL	-	34.47	-	-	-	-	34.47
Net Receivable / (Payable)	(895.60)	2,312.43	-	3.31	(42.90)	58.38	1,435.62
Unearned income	-	-	-	-	15.30	-	-
Right of use Asset	-	-	-	-	42.98	-	-

Related Party transactions between fellow subsidiaries in the books of Sify Digital Services Limited :

Transactions	Sify Infinit Spaces Limited	Sify Technologies North America Corporation	Sify Technologies (Singapore) Pte Ltd	Print House (India) Private Limited
Receipt of services	57.42	-	10.94	-
Rendering of services	-	332.76	-	-
Rent paid	13.20	-
Loan repaid by fellow subsidiaries	-	-	-	95.00
Interest received	-	-	-	4.89
Expenses transfers	0.99	-	-	-

Amount of outstanding balances
Amount payable *	5.40	-	-	-
Trade payable	-	-	3.00	-
Trade receivable	-	338.11	-	-
Loan given to fellow subsidiaries	-	-	-	-

All transactions between Sify Technologies Limited and its subsidiaries up to March 31, 2023 of this Annual Report have been in the ordinary course of business

#Pursuant to BTA which is effective from February 1, 2021 with appointed date of April 1, 2020, the transactions that were recorded in the parent company and the balances as on January 31, 2021 pertaining the businesses that were transferred have been transferred to the subsidiary companies respectively. The customer and vendor contracts novation is in progress as on March 31, 2021. Pending confirmation from customers and vendors, the invoices have been booked in parent company and subsequently transferred to subsidiary companies as on March 31, 2021.

Pursuant to agreement for shared services between entities, the billing from parent entity to the subsidiary entities and vice versa is part of the services rendered and services received.

@ Sify NA revenue and receivables are on account of services rendered from Sify Digital Services Limited, hence the revenue and receivable has been transferred to SDSL

**During the year 2011-12, the Group had entered into a lease agreement with M/s Raju Vegesna Infotech and Industries Private Limited, the holding Group, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 0.075 Million (Rupees Seventy Five Thousand) per month. Subsequently, the Group entered into an amendment agreement with effect from April 1, 2013, providing for automatic renewal for a further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years. Subsequently on account of expiry of the said agreement, the Group entered into a fresh agreement for a period of three years effective February 01, 2021 on a rent of ₹ 0.114 Million (Rupees One Lakh Fourteen Thousand Only) per month.

During the year 2011-12, the Group had also entered into a lease agreement with M/s Raju Vegesna Developers Private Limited, a Group in which Mr Ananda Raju Vegesna, the then Executive Director of the Group and Mr Raju Vegesna, Chairman and Managing director of the Group exercise significant influence, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 0.030 Million (Rupees Thirty Thousand) per month. The agreement provides for the automatic renewal for further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years. Subsequently on account of expiry of the said agreement, the Group entered into a fresh agreement for a period of three years effective February 01, 2021 on a rent of ₹ 0.046 Million (Rupees Forty Six Thousand) per month.

During the year 2010-11, the Group had entered into a lease agreement with Ms Radhika Vegesna, daughter of Mr Anand Raju Vegesna, the then Executive Director of the Group, to lease the premises owned by her for a period of three years effective June 1, 2010 on a rent of ₹ 0.3 Million (Rupees Three Lakhs) per month and payment of refundable security deposit of ₹ 2.6 Million. This arrangement will automatically be renewed for a further period of two blocks of three years with all the terms remaining unchanged. Subsequently on account of expiry of the said agreement, the Group entered into a fresh agreement for a period of three years effective June 1, 2019 on a rent of ₹ 0.556 Million (Rupees Five Lakhs Fifty Six Thousand) per month and payment of additional refundable security deposit of ₹ 3.0 Million. This arrangement will automatically be renewed for a further period of two blocks of three years with all the terms remaining unchanged.

* Represents salaries and other benefits of Key Management Personnel comprising of Mr. Kamal Nath - Chief Executive Officer (Sify Technologies Limited), Mr. M P Vijay Kumar – Whole time director and Group Chief Financial Officer and Mr. C R Rao - Chief Operating Officer.

***During the year 2020-21, the Company had entered into a lease agreement with its parent Sify Technologies Limited, to lease the premises at Chennai, Noida and Hyderabad owned by the holding company for a period of ten years effective April 1, 2020 on a rent of ₹ 0.720 Million (Rupees Seven lakhs Twenty Thousand), ₹ 5.737 Million (Rupees Fifty Seven Lakhs Thirty Seven Thousand) & ₹ 5.032 Million (Rupees Fifty Lakhs Thirty two thousand) respectively per month with an escalation of 3% on the last paid rent after the end of every year and refundable security deposit equal to the rent of three months on all the said properties.

***During the year 2022-23, the Company had entered into a lease agreement with its parent Sify Technologies Limited, to lease the additional floors and to terminate existing 3rd floor at Hyderabad owned by the holding company for a period of five years effective January  1, 2023 on a rent of ₹ 6.465 Million (Rupees Sixty four lakhs sixty five Thousand) and ₹ 1.173 Million (Rupees Eleven lakhs Seventy Three Thousand) respectively , per month with an escalation of 3% on the last paid rent after the end of every year and refundable security deposit equal to the rent of three months.

Refer to Note 32 ‘Related Parties’ for details of transactions with KMP

Loans to employees

We provide
interest
free loans to our employees in India who are not executive officers or directors which will be adjusted in their monthly salaries. As of March 31, 2023, the loan outstanding from employees is ₹ 6.51 million.

Item 8
.
Financial Information

Financial Statements

The following financial statements and auditors’ report appear under Item 18 in this Annual Report on Form 20-F and are incorporated herein by reference:

•	Report of Independent Registered Public Accounting Firm
•	Consolidated Balance Sheet as of March 31, 2023 and 2022
•	Consolidated Statements of comprehensive income for the years ended March 31, 2023, 2022 and 2021
•	Consolidated Statements of changes in equity for the years ended March 31, 2023, 2022 and 2021
•	Consolidated Statements of cash flows for the years ended March 31, 2023, 2022 and 2021
•	Notes to the consolidated financial statements

Legal Proceedings :

a)	Proceedings before Department of Telecommunications

(i)	License fees

TDSAT has by its Order dated 28.02.2022 quashed the demands made by DOT seeking license fee, interest on license fee, penalty & interest on penalty on the revenue accruing from other businesses other than the licensed based activities from 2005-06 onwards.  This Order was passed in favor of one of the Service Provider having similar line of business and the DOT is yet to prefer appeal before Supreme Court.

The Company has been paying AGR on the licensed based activities and challenged the demands made by DOT on the revenue arising from other Business activities (Non Licensed businesses) and the petitions are pending before Madras High Court.

Supreme Court had by its Order dated 10.06.2020, accepted the stand of the DOT that the licenses of PSUs are different and the judgement of 24.10.2019 could not be made the basis for raising demands against PSUs as they are not in the actual business of providing Mobile Services to the General Public. Sify also has licenses similar to PSU. TDSAT also held that there is no scope to differentiate between 2 sets of licensees (PSU & Others) having same or similar licenses only on the basis of ownership, private or public. The statutory rights and liabilities must remain the same for both the classes in so far as they arise from the licenses/agreements under consideration.

DOT had issued separate licenses to Sify Technologies Ltd (Sify) for providing Internet, National Long Distance & International Long Distance services.. The license fee was payable to the DOT on the Adjusted Gross Revenue (AGR) as per the terms of each license.  Sify has been regularly paying license fee on the revenue arising out of services as per the license conditions.

DOT has raised demands on  service providers providing Internet, NLD, ILD services etc. demanding license fee on the revenue made by the service providers from other business income such as Data Center, Cloud, application services, power, gas, etc. DOT contended that all the income of the company irrespective of the business was required to be considered as part of 'income' for the purpose of calculation of the license fee. The company filed a Writ Petition before the Hon’ble Madras High Court challenging the demand made by DOT on the Income accruing from other business units and the demands have been stayed by the Court. The case is pending for final hearing.
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

The Company which had approached Hon’ble  High Court of Madras in 2013 by filing a writ petition prohibiting Department of Telecommunications (DOT) from levying a license fee on non-licensed activities obtained stay of the demands. The Hon’ble Court restrained DOT from recovering the license fee in respect of non- telecom activities and the case is pending for hearing.

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

(ii) The present license for ISP under Unified License issued by DOT on June 2, 2014 provides for payment of License fee on pure internet services. However, the Company through Internet Service Providers Association of India (ISPAI) challenged the said clause before TDSAT and has not made payment in this regard. TDSAT set aside the demand made by the DOT and passed the order in favor of the ISP. DoT has challenged the Order of the TDSAT and the appeal is pending before Supreme Court. The Company has appropriately accounted for any adverse effect that may arise in this regard in the books of account. However TDSAT  by its order dated 18.10.2019 held that license fee is not chargeable on the Internet Service Providers. DoT has filed appeal before Supreme Court and the appeal is pending for final hearing. However the company has started paying AGR on pure internet effective from 01.04.2022 pursuant to the notification issued by DOT.

b) The company is party to additional legal actions arising in the ordinary course of business. Based on the available information as on March 31, 2023, the Company believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect on the Company's financial position and results of operations.

c) The Company has received an order passed under section 7A of the Employees Provident Fund & Miscellaneous Provisions Act, 1952 from Employees Provident Fund Organisation (EPFO) claiming provident fund contribution aggregating to ₹ 6.4 million
on special allowances paid to employees. The company has filed a writ petition before High court of Madras and obtained the stay of demand. In February 2019, the Supreme Court held, in a similar case, that Special allowances paid by the employer to its employee will be included in the scope of basic wages and subject to provident fund contribution.  However, the Supreme Court has not fixed the effective date of order.

d)During the financial year 2019-20, Directorate General of Goods and Services Tax Intelligence (DGGI) did an inspection based on the analysis of service tax returns filed by the company in the past. The company has been categorizing
services relating to e-Learning and Infrastructure Management Services provided to foreign customers billed in convertible foreign currency under OIDAR services while filing its half-yearly service tax return. However, based on the Place of Provision of Services Rules then applicable under the Finance Act, 1994, Service Tax has to be paid for OIDAR services provided to foreign customers even if the conditions for qualifying as export of services are met. Hence, the DGGI contended that Service Tax should be paid on the services classified as OIDAR services in the returns. The total contended during the period April 2014 to November 2016 of Service Tax was ₹ 161.8 million and the Interest & Penalty as applicable. The company believes that the services relating to e-learning and infrastructure management services will not fall under OIDAR services and also the activities covered under E-learning and IMS does not meet the conditions for taxation under the provisions applicable as OIDAR and hence there is no liability. However, during the investigation, the Company has paid ₹ 64.6 million under protest to continue the proceeding with the relevant adjudicating authorities. Thereafter, the DGGI has issued Show Cause Notice and the company has replied on the same. The matter is pending with the Adjudicating Authority. The company believes that no provision is required to be made against this demand.

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

Due to the unexpected outbreak and prolongation of Covid-19 pandemic and the consequent lockdown and reduced economic activities, compounded by uncertainty of timing of return to normalcy and to conserve and plough back the resources within the Company to stay liquid and use prudently for operations and expansion. The Directors did not recommend any dividend for the fiscal year 2022-23.

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

Item 10.
Additional Information

Our Authorized capital stood at ₹ 2,040,000,000, divided into 204,000,000 Equity Shares, having a par value ₹ 10 per share. As of March 31, 2023, 182,835,369 Equity Shares were issued and fully paid. There are no partly paid up shares. The equity shares are our only class of share capital. We have 6,972,978 options outstanding to purchase equity shares as of March 31, 2023.

Some of the share capital, 43,304,717 shares, is represented by American Depository Shares issued by our Company in accordance with applicable laws and regulations. Our Articles of Association and the Indian Companies Act permit us to issue classes of securities in addition to the equity shares. For the purposes of this annual report, “shareholder” means a shareholder who is registered as a member in the register of members of our Company. The term shareholders and ADSs holders have the same meaning in this annual report since the Indian Companies Act only defines a shareholder.

There have been no significant changes in the share capital of the Company during the fiscal 2023, 2022 and 2021 except for exercise of stock options by eligible employees. In addition to exercise of stock options during the fiscal 2021, the partly paid shares as part of the subscription agreement entered into with Mr. Ananda Raju Vegesna, dated October 22, 2010 were converted to fully paid up after receiving the balance money of ₹900 million towards the 125,000,000 equity shares.

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

4
To undertake the designing and development of systems and applications software either for its own use or for sale in India or for export outside India and to design and develop such systems and application software for or on behalf of manufacturers, owners and users of computer systems and digital / electronic equipments in India or elsewhere in the world;

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

7
To conduct, sponsor or otherwise participate in training programs, courses, seminar conferences in respect of any of the objects of the Company and for spreading or imparting the knowledge and use of computers and computer programming languages including the publication of books, journals, bulletins, study / course materials, circulars and news-letters; and to undertake the business as agents, stockiest, distributors, franchise holders or otherwise for trading or dealing in computer systems, peripherals, accessories, parts and computer consumables, continuous and non-continuous stationery, ribbons and other allied products and things and standard software packages.

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

2022 Annual General Meeting

Our Annual General Meeting for the fiscal year 2022 was held on July 4, 2022 as decided by the Board of Directors held at the registered office of our Company, 2 nd
Floor, TIDEL Park, 4 Rajiv Gandhi Salai, Taramani, Chennai 600 113, India.

At the Annual General Meeting, the shareholders approved the following items:

•	Adoption of audited financials for the fiscal year ended March 31, 2022 as per Indian Accounting Standard.
•	Appoint a Director in place of Mrs. Vegesna Bala Saraswathi (DIN 07237117), who retires by rotation and being eligible, offers herself for reappointment.
•	Ratification of Remuneration payable to Mr. S Ramachandran, Cost Auditor.

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

Foreign Direct Investment

Foreign Direct Investment (FDI) in India is governed by the FDI Policy announced by the Government of India and the provisions of the Foreign Exchange Management Act (FEMA), 1999. Reserve Bank has issued Notification No. FEMA 20 /2000-RB dated May 3, 2000 which contains the Regulations in this regard. This Notification has been amended from time to time. The various amendments are compiled every year in Master Circulars. In terms of Master Circular issued on July 1, 2009, FDI is freely permitted in almost all sectors. Under the FDI Scheme, investments can be made by non-residents in the shares / convertible debentures / preference shares of an Indian Company, through two routes; the Automatic Route and the Government Route. Under the Automatic Route, the foreign investor or the Indian Company does not require any approval from the Reserve Bank or Government of India (RBI) for the investment. Under the Government Route, prior approval of the Government of India, Ministry of Finance and Foreign Investment Promotion Board (FIPB) / Department of Industrial Policy and Promotion (DIPP) is required. The details of FDI are contained in the policy and procedures in respect of FDI in India are available in
“
the Manual on Investing in India - Foreign Direct Investment, Policy & Procedures
”.

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

Price of shares issued to persons resident outside India under the FDI Policy dated October 15, 2020, shall not be less than the fair valuation of shares done by a SEBI registered Merchant Banker or a Chartered Accountant as per any internationally accepted pricing methodology on arm’s length basis, where the shares of the Company are not listed on any recognized
stock exchange in India; The price as applicable to transfer of shares from resident to non-resident as per the pricing guidelines laid down by the Reserve Bank from time to time, where the issue of shares is on preferential allotment. However, where non-residents (including NRIs) are making investments in an Indian Company in compliance with the provisions of the Companies Act, as applicable, by way of subscription to its Memorandum of Association, such investments may be made at face value subject to their eligibility to invest under the FDI scheme.

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

Taxation

Given below is the summary of tax implications for holders of ADSs and equity shares, upon withdrawal of such equity shares, who are not resident in India, whether of Indian origin or not. These tax provisions are governed by the Income Tax Act, 1961 (‘the Act’) read with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme, 1993 or the Scheme, as amended.

This section is not intended to constitute a complete analysis of the individual tax consequences to non-resident holders under Indian law for the acquisition, ownership and sale of ADSs and equity shares. Personal tax consequences of an investment may vary for non-resident holders in various circumstances, and potential investors should therefore consult their tax advisors on tax consequences of such acquisition, ownership and sale, including specifically the tax consequences under the law of the jurisdiction of their residence and any tax treaty between India and their country of residence. Each prospective investor should consult his, her or its own tax advisors with respect to Indian and local tax consequences of acquiring, owning or disposing of equity shares or ADSs.

Residential status of individuals:

A person is said to be resident in India during any fiscal year if he or she stays in India in that year:

•	For a period of at least 182 days or
•	For a period of at least 60 days and, within the four preceding years has been in India for a period or periods amounting to at least 365 days.

However, in case a:

•	citizen of India who leaves India in a previous year for the purposes of employment outside of India,
•	citizen of India or a person of Indian origin living abroad who visits India then, the second condition as mentioned above will be applicable only if the person stays in India for a minimum of 182 days as against 60 days in the relevant fiscal year.

Further, Finance Act, 2020 has amended the provisions of residential status as below:

•
In case of Indian citizens or a person of Indian origin living abroad visiting India having total income, other than income from foreign source, exceeding Rs. 15 lakhs, the period of stay would be considered as 120 days as against 60/ 182 days as provided above. Further such person would be treated as Resident but Not Ordinarily Resident (RNOR) if his stay in India is less than 182 days.

85

•
Moreover, such person would be deemed to be a Resident of India if his total income (not including foreign sourced income) exceeds Rs. 15 lakhs during the previous year and if he/she is not liable to income tax in any other country or territory by reason of his domicile or residence or any other criteria of similar nature. Such person who is deemed to be resident of India would be treated as RNOR.

Residential status of corporates:

As per the provisions of the Act a Company is said to be resident in India if it is an Indian Company or if the control and management of its affairs is situated wholly in India. If none of the aforesaid conditions are satisfied, the Company is treated as a non-resident as per the Act.

•
However, Finance Act, 2015 brought in a concept called Place of Effective Management (‘POEM’). Accordingly, the residential status of companies was redefined. A Company would be considered a resident if it is an Indian Company or if its POEM, in that year, is in India. POEM was defined as a place where key management and commercial decisions that are necessary for conduct of business as an entity, as a whole are, in substance, made. Thus, a foreign Company will become a resident of India if its POEM is in India.

•
POEM is a well recognized concept in OECD & UN Model Tax Convention. OECD recognized POEM as a tie-breaker rule for determining residential status and hence most of Double Taxation Avoidance Agreements (‘DTAA’) with India recognize it as a tie-breaker rule.

•
Finance Act, 2016 deferred the applicability of POEM by one year and accordingly POEM was applicable from fiscal year 2017 onwards. Ministry of Finance issued detailed guidelines for POEM compliances vide CBDT circular dated January 24, 2017 and also prescribed guidelines specifying the exceptions, modifications and adaptations to the provisions of the Act relating to computation of total income, treatment of unabsorbed depreciation, set off or carry forward and set off of losses, collection and recovery and special provisions relating to avoidance of tax applicable to foreign companies having POEM in India vide CBDT Notification No. 29/2018 dated June 22, 2018. This could increase the burden of compliances for our subsidiary companies situated outside India.

Taxation of Distributions:

Up to fiscal year 2020, dividend income was exempt in the hands of shareholders since corporates, while disbursing dividends, paid dividend distribution tax (‘DDT’) thereon. Finance Act, 2017 provided that, dividend income in excess of Rs.1 million per annum is taxable at the rate of 10% (plus applicable surcharge and education cess) for non-corporate resident investors.

However, Finance Act 2020 brought back the earlier provisions relating to taxability of dividends, wherein dividend income will be taxed in the hands of shareholders based on their respective taxation limits and provided that companies can do away with payment of DDT. Accordingly, it was also provided that companies are required to withhold taxes on the dividends paid to shareholders as per the relevant provisions of the Act also adhering to the provisions of DTAA/ Multilateral Instruments (MLI) with respective countries.

In order to remove the cascading effect on taxes on the dividends paid on the same profits, the amendments also provided for reduction of dividends received from subsidiary companies from total income of the holding company receiving dividend if the same is distributed as dividends by the holding companies (i.e., dividend distributed out of the dividends received from their subsidiaries). Such reduction is available for dividends distributed by the holding companies up to one month prior to the due date of filing Income Tax Return. Consequent amendment was also made to the provisions for deductions to be allowed on dividend income. It was provided that no deduction shall be allowed from dividend income, other than the deduction on account of interest expense and such deduction shall not exceed twenty percent of the dividend income.

A brief history of taxation of dividend distributions is given below:

Up to fiscal 2013, the domestic companies were liable to pay a dividend distribution tax at the rate of 16.22% inclusive of applicable surcharge and education cess. Finance Act, 2013 increased the surcharge on DDT from 5% to 10% which resulted in increase in the effective rate of DDT to 16.995% as against 16.22% effective April 1, 2013. Any distributions of additional ADSs or equity shares to resident or non-resident holders will not be subject to Indian tax. Finance Act, 2014 made an amendment in section 115-O, which requires grossing up of dividend amount distributed for computing DDT. As a result, the effective rate of DDT increased from 16.995% to 19.994% inclusive of surcharge and cess. This was effective from October 1, 2014. Further as a result of increase in rate of surcharge in the Finance Act, 2015, the effective rate of DDT has increased to 20.3576% from 19.994%. However, for fiscal year 2019 the Government replaced existing 3 per cent education cess with a 4 per cent ‘Health and Education Cess’ resulting in effective tax rate of 20.555%. Further, the Government of India, through Finance Act, 2017, introduced a tax on dividends accrued to non-corporate resident investors in excess of 1 million per annum at the rate of 10% (plus applicable surcharge and education cess). This is in addition to a DDT payable by the Company.  If the applicability of DDT or new forms of taxes on distribution of profits are amended or introduced, the dividend amount receivable by shareholders after taxes may decrease.

Taxation of Employee Stock Option Plans:

Finance Act, 2009 brought provisions to tax any specified securities or sweat equity shares allotted or transferred, directly or indirectly, by a Company free of cost or at concessional rate to its current or former employees. Accordingly, the fair market value (‘FMV’) of the specified security or share as on the date of exercise of the option by the employee as reduced by the amount actually paid by, or recovered from the employee is taxable as a perquisite in the hands of the employee under the head ‘Salaries’. This treatment extends to all options granted under a Company’s stock option plan, where such option is exercised on or after April 1, 2009. It is to be noted that such securities or sweat equity shares allotted or transferred by a Company free of cost or at concessional rate to its employees were earlier subject to a fringe benefit tax which was abolished in 2009.

Taxation of Capital Gains:

Any gain realized on the sale of ADSs by a non-resident holder to any non-resident outside India is not subject to Indian capital gains tax as it is not regarded as transfer by virtue of section 47(viia) of the Act which is prerequisite for taxing as capital gains. Since our ADS offerings were approved by the Government of India under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme, non-resident holders of the ADSs have the benefit of tax concessions available under Section 115AC.

The following provisions pertain to taxation of capital gains as per the provisions of the Act:

•
Shares (including shares issuable on the conversion of the ADSs) held by the non-resident investor for a period of more than 12 months are treated as long term capital assets. If the shares are held for a period of less than 12 months from the date of conversion, the same is treated as short term capital asset.

•	Taxable gain realized by a non-resident in respect of equity shares held for more than 12 months, or long-term gain, is subject to tax at the rate of 10.00% (excluding applicable surcharge and cess).

•
Taxable gain realized in respect of equity shares held for 12 months or less, or short-term gain, is subject to tax at variable rates with a maximum rate of 30.00% (excluding applicable surcharge and cess). The actual rate of tax on short-term gain depends on a number of factors, including the country of residence of the non-resident holder and the type of income chargeable in India.

•
Long Term Capital Gain arising from sale of equity shares in a Company (or a unit of an equity-oriented fund or a unit of a business trust) on or after October 1, 2004 and on which STT is paid at the time of sale, was earlier exempt from Tax. The Finance Act 2017 had amended the Act to provide that the Long-term capital gains realized by any person upon the sale of equity shares in a Company is exempt from tax only if the sale of such shares is made on a recognized stock exchange and Securities Transaction Tax, or STT (described below) is paid both at the time of purchase and sale of such shares, or such acquisition has been notified by the Central Government. Finance Act, 2018 amended the Act to provide that Long Term Capital Gain exceeding ₹100,000 arising from sale of equity shares in a Company or a unit of an equity-oriented fund or a unit of a business trust will be taxable at a rate of 10%, subject to satisfaction of certain conditions and will not get the benefit of indexation. Thus, any transfer carried out after 1 April 2018 resulting in Long Term Capital Gains in excess of ₹100,000 will attract tax at the rate of 10 percent. Further if investments are made on or before January 31, 2018, a method of determining the Cost of Acquisition (COA) of such investments has been specifically laid down. The COA of such investments shall be deemed to be the higher of-

○	The actual COA of such investments; and
○	The lower of
•	FMV of such investments as on January 31, 2018; and
•	Full Value of Consideration received or accruing as a result of the transfer of the capital asset i.e. the Sale Price.

87

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

Surcharge and education cess:

As per Finance Act, 2015, the rate of surcharge for domestic companies having total taxable income exceeding ₹ 10 Million but not exceeding ₹ 100 Million is 7% and in the case of domestic companies with total taxable income greater than ₹ 100 Million, the applicable surcharge is 12%. For foreign companies, the rate of surcharge is 2% if the total taxable income exceeds ₹ 10 Million but does not exceed ₹ 100 Million and it is 5% if the total taxable income of the foreign Company exceeds ₹ 100 Million. The taxes and applicable surcharge will be increased by incremental levy known as ‘Health and Education cess’ at 4%.

Since October 1, 2004, with respect to a sale and purchase of equity shares entered into on a recognized stock exchange in India, (i) both the buyer and seller are required to pay a Securities Transaction Tax (‘STT’) at the rate of 0.1% of the transaction value of the securities, if the transaction is a delivery based transaction, i.e. the transaction involves actual delivery or transfer of shares; (ii) the seller of the shares is required to pay a STT at the rate of 0.025% of the transaction value of the securities if the transaction is a non-delivery based transaction, i.e. a transaction settled without taking delivery of the shares. STT is leviable with respect to a sale and purchase of a derivative and the rates of STT as substituted by Finance Act, 2008 effective June 1, 2008 is as follows: (i) in case of sale of an option in securities, the seller is required to pay an STT at the rate of 0.05% of the option premium; (ii) in case of a sale of an option in securities, where the option is exercised, the buyer is required to pay a STT at the rate of 0.125% of the settlement price; and (iii) in case of sale of futures in securities, the seller is required to pay STT at 0.01% on transaction value.

•
Any resulting taxes on capital gains arising out of such transaction may be offset by the applicable credit mechanism allowed under DTAA. The capital gains tax is computed by applying the appropriate tax rates to the difference between the sale price and the purchase price of the equity shares. Under the Scheme, the purchase price of equity shares in an Indian listed Company received in exchange for ADSs will be the market price of the underlying shares on the date that the Depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs, or the “stepped up” basis purchase price. The market price will be the price of the equity shares prevailing on the BSE or the NSE, as applicable.

•
There is no corresponding provision under the Act in relation to the “stepped up” basis for the purchase price of equity shares. However, to the best of our knowledge, the tax department in India has not denied this benefit. In the event that the tax department denies this benefit, the original purchase price of ADSs would be considered the purchase price for computing the capital gains tax.

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

•	The Finance Act, 2017 has also introduced section 56(2)(x) in the Act to include that following shall be chargeable to Income tax as “Income from other sources”:

Where any person receives, in any previous year, from any person or persons on or after the first day of April, 2017, amongst others, any shares or securities without consideration, the FMV of which exceeds fifty thousand rupees, the whole of the FMV of such shares or securities or for a consideration which is less than the FMV of the shares or securities by an amount exceeding fifty thousand rupees, the FMV of such shares or securities as exceeds such consideration. For this purpose, the FMV is required to be computed as per prescribed taxation rules. Further, this provision is subject to certain specified exemptions, as an example, receipt of shares or securities from specified relatives, or pursuant to tax neutral mergers and demergers. It is unclear whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a DTAA will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short-term capital gains, will be subject to tax at a maximum rate of 40% (excluding applicable surcharge and education cess), in case of a foreign Company and at a maximum rate of 30% (excluding applicable surcharge and education cess), in case of resident employees and non-resident individuals with taxable income over
₹
1 Million.

Withholding Tax on Capital Gains:

Any taxable gain realized by a non-resident on the sale of ADSs or equity shares is to be subject to withholding of tax at source by the buyer. According to Sections 196C and 196D of the Act, where any income by way of interest or dividends in respect of bonds or global depository receipts referred to in section 115AC of the Act or by way of long-term capital gains arising from the transfer of such bonds or global depository receipts is payable to a non-resident respectively, the person responsible for making the payment shall, at the time of credit of such income to the account of the payee or at the time of payment thereof in cash or by the issue of a check or draft or by any other mode, whichever is earlier, deduct income tax thereon at the rate of ten per cent subject to any concession rate of tax provided as per DTAA of respective countries read along with applicable MLI. The concessional tax rate benefit as per DTAA would be available subject to providing various Tax forms including Tax Residency Certificate by non-resident shareholders. However, as per the provisions of Section 196D(2) of the Act, no withholding of tax is required from any income by way of capital gains arising to Foreign Institutional Investors as defined in Section 115AD of the Act on the transfer of securities defined in the said section.

Buy-back of Securities:

Prior to July 5, 2019, Indian listed companies were not subject to any tax on the buy-back of their shares. However, the shareholders will be taxed on any resulting gains. In case of resident shareholders in absence of any specific provision under the Act, the Company is not required to deduct tax on the consideration payable to resident shareholders pursuant to the Buyback. In case non-resident FPIs, section 196D (2) of the Act provides for specific exemption from withholding tax. Thus, no withholding of tax is required in case of consideration payable to FPIs. In case other than FPIs, Indian companies would be required to deduct tax at source (including applicable surcharge and cess) on any sum chargeable to tax under section 195(1) of the Act. Subject to regulations in this regard, wherever applicable and it is required to do so, tax at source (including applicable surcharge and education cess) shall be deducted at appropriate rates as per the Act. In doing this, the Company will be guided by generally followed practices and make use of data available in its records except in cases where the non-resident shareholders provide a specific mandate in this regard. Since the buyback is through the recognized stock exchanges in India, the responsibility of discharge of the tax due on the gains (if any) is primarily on the non-resident shareholder given that practically it is very difficult to withhold taxes. It is therefore important for the non-resident shareholders to suitably compute such gains (if any) on this transaction and immediately pay taxes in India in consultation with their custodians, authorized dealers and/or tax advisors, as appropriate. In case of buyback of unlisted shares as per section 115QA of the Act, domestic companies are subject to tax on buyback of unlisted shares. Further with effect from July 5, 2019, the Finance Act (No. 2) 2019 has extended the buy-back Tax to shares of listed Company under section 115QA of the Act, domestic companies are subject to tax on buyback of listed shares. The statutory obligation of the non-resident shareholder to pay tax dues on gains (if any) is separate and independent from the statutory obligation of the Company to withhold taxes. Correspondingly exemption to shareholder under section 10(34A) of the Act is provided.

Further Taxation Law (Amendment) Act 2019 provided that the Tax on buy-back of shares would not apply to such buy-back of shares (being the shares listed on a recognized stock exchange), in respect of which public announcement has been made on or before the 5 th
day of July, 2019 in accordance with the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018 made under the Securities and Exchange Board of India Act, 1992 (15 of 1992).

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

Corporate Taxability under the provisions of the Act

Section 115JA was introduced to the Act with effect from April 1, 1997, to bring certain zero tax companies under the ambit of a Minimum Alternative Tax (‘MAT’). Finance Act, 2000 introduced Section 115JB to the Act modifying the MAT provisions. Accordingly, if the tax on taxable income of a Company computed under the Act, in respect of a fiscal year is less than 7.5% (later revised to 18.5% and then 15%) of its book profits, the tax on total income of such Company for the relevant fiscal year shall be deemed to be an amount equal to 7.5% (later revised to 18.5% and then 15%) (plus applicable surcharge & cess) of such book profits. Further, the Act provides that the MAT paid by companies can be adjusted against its tax liability under the normal provisions of the Act over the next fifteen years but limited to the extent that is over and above the tax computed under MAT provisions for the same period.

Section 115BAA of the Act (a new corporate tax regime) was introduced with effect from fiscal year 2019-20 providing that Indian companies can opt for a lower corporate tax rate of 22% (plus surcharge and cess) subject to satisfaction of certain conditions. As part of the new regime, the aforementioned MAT provisions are fully made not applicable if the new regime is opted by the corporates. While MAT paid by companies can be adjusted against its tax liability over the next fifteen years, if corporates opt for the new tax regime, existing MAT Credit cannot be carried forward & adjusted in subsequent years and will have to be foregone upon opting of new regime.

OTHER AMENDMENTS:

Finance Act, 2023 has amended various provisions of the Act. Captured below are the amendments relevant in the context of the current discussion:

•
Section 80-IAC:
Extension of last date for incorporation of eligible startups (engaged in innovation, development or improvement of products or processes or services or a scalable business model with a high potential of employment generation or wealth creation) from 31 March 2023 to 31 March 2024 to avail profit linked exemption (100 percent of profits allowed as deduction).

•	Section 43B: Deduction of payments to MSME allowed only on actual payment basis except where the same is not due as per the timelines provided in the MSME Act, 2006.

•	Section 9: Receipt of gifts by residents but not ordinarily residents within the purview of income deemed to accrue or arise in India.

•	Section 56(2)(vii)(b): Applicability extended to receipt of excess consideration for issue of shares to a resident company from non-resident/ resident but not ordinarily residents as well.

•	Section 49: Cost of acquisition for certain capital assets such as intangibles or any similar other right clearly defined as ‘NIL.

•	Section 206AA/AB: Exclude from its purview of higher rate of TDS persons not liable to file income tax returns.

•	Sections 154 and 155: Provides procedure for grating TDS credit in relation to income offered to tax in earlier years.

•
Penalty provisions introduced for non-compliance with TDS obligations under sections 194R (Benefit or perquisite provided to a resident carrying on business or profession, exceeding
₹
20,000 in a year, shall be subjected to TDS at 10 percent of the value of such benefit/ perquisite) and 194S (
mandates TDS by any person making payment to any resident in India on purchase/ transfer of a virtual digital asset).

90

•
Penalty provisions introduced for submitting inaccurate information in Specified Financial Transactions (‘SFT’) return (specified entities required to furnish certain reportable transactions such as issue of bonds/debentures/ shares, buy back of shares, dividend distribution, etc. undertaken during the year.

•
Relaxation to enable filing of modified return by the successor in the case of Business reorganization within six months of the court order and authority to and procedure to be followed by the officer in such scenarios also prescribed.

Material U. S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences that may be relevant with respect to the ownership and disposition of equity shares or ADSs and is for general information only. This summary addresses the U.S. federal income tax considerations of U.S. holders. For purposes of this discussion, “U.S. holders” are beneficial owners of equity shares or ADSs who or that are (a) individuals who are citizens or residents of the United States for U.S. federal income tax purposes, (b) corporations (or other entities treated as corporations for U.S. federal income tax purposes) created in or under the laws of the United States or any political subdivision thereof, (c) estates, the income of which is includable in gross income for U.S. federal income tax purposes, regardless of its source and (d) trusts having a valid election to be treated as “United States persons” (within the meaning of Section 7701(a)(30) of U.S. Internal Revenue Code of 1986, as amended (the “
Code
”)) in effect under U.S. Department of the Treasury regulations (“
U.S. Treasury Regulations
”) or the administration of which a U.S. court exercises primary supervision and with respect to which a United States person has the authority to control all substantial decisions.

This summary is limited to U.S. holders who hold or will hold equity shares or ADSs as capital assets (generally property held for investment). In addition, this summary is limited to U.S. holders who are not residents in India for purposes of the Convention between the Government of the United States of America and the GOI for the avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income (the “
Convention
”).

This summary does not address any tax considerations arising under the laws of any U.S. state or local or non-U.S. jurisdiction, or tax considerations under any U.S. estate or gift tax or other non-income tax laws. In addition, this summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, regulated investment companies, real estate investment trusts, financial institutions, dealers in securities or currencies, tax-exempt entities, persons subject to alternative minimum tax, persons subject to special accounting rules under Section 451(b) of the Code, persons that will hold equity shares or ADSs as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, persons holding ADSs or equity shares through partnerships or other pass-through entities and investors therein, persons that have a “functional currency” other than the U.S. dollar or holders owning directly, indirect or through the application of certain constructive ownership rules, 10% or more, by voting power or value, of the shares of our Company. This summary is based on the Code, the U.S. Treasury Regulations in effect or, in some cases, proposed, as of the date of this document, as well as judicial and administrative interpretations thereof available on or before such date and is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing is subject to change, which could apply retroactively and could affect the tax consequences described below.

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the equity shares or ADSs, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding equity shares or ADSs should consult its own tax advisor.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, U.S. STATE, U.S. LOCAL AND NON-U.S. TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSs

Ownership of ADSs
. For U.S. federal income tax purposes, holders of ADSs generally will be treated as the owners of equity shares represented by such ADSs. Accordingly, the conversion of ADSs into equity shares generally will not be subject to U.S. federal income tax.

Dividends
. Subject to the passive foreign investment company (“
PFIC
”) rules described below, the gross amount of any distributions of cash or property (other than, generally, distributions of our equity shares) with respect to equity shares or ADSs will generally be included in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally should be the date of receipt by the depositary, to the extent such distributions are made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of our Company. Such dividends will not be eligible for the dividends received deduction (“
DRD
”) generally allowed to corporate U.S. holders, other than certain corporate U.S. holders who own 10% or more of the equity in our Company (including ADSs). Such U.S. holders should consult their tax advisors regarding any DRD to which they are entitled. To the extent, if any, that the amount of any distribution by our Company exceeds our Company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles, such excess will be treated first as a tax-free return of capital to the extent of the U.S. holder’s tax basis in the equity shares or ADSs and thereafter as capital gain. However, because we do not intend to determine our earnings and profits under U.S. federal income tax principles, any distribution will generally be treated as a dividend for U.S. federal income tax purposes.

Subject to certain conditions and limitations, including the PFIC rules described below, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes and certain holding period requirements are met (including the requirement that the non-corporate U.S. holder holds the equity shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date).

A qualified foreign corporation generally includes a non-U.S. corporation (1) with respect to any dividend it pays on its shares (or ADSs in respect of such shares) that are readily tradable on an established securities market in the United States, or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States meeting certain requirements. In addition, a corporation is not a qualified foreign corporation if it is a PFIC (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year. Our ADSs are traded on the NASDAQ, an established securities market in the United States as identified by Internal Revenue Service (“
IRS
”) guidance. We may also be eligible for benefits as a result of the Convention.  Each U.S. holder should consult his, her or its own tax advisor regarding the treatment of such dividends and such holder’s eligibility for a reduced rate of taxation.

Subject to certain conditions and limitations, Indian dividend withholding tax, if any, imposed upon distributions paid to a U.S. holder with respect to such holder’s equity shares or ADSs generally should be eligible for credit against the U.S. holder’s U.S. federal income tax liability. Alternatively, a U.S. holder may claim a deduction for such amount, but only for a year in which a U.S. holder does not claim a credit with respect to any non-U.S. income taxes. The overall limitation on non-U.S. income taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, distributions on equity shares or ADSs generally will be income from sources outside the United States and will generally be “passive category income” for purposes of computing the U.S. “foreign tax credit” allowable to a U.S. holder. No foreign tax credit or deduction is allowed for taxes paid or accrued with respect to a dividend that qualifies for the DRD. If dividends are paid in Indian rupees, the amount of the dividend distribution included in the income of a U.S. holder will be in the U.S. dollar value of the payments made in Indian rupees, determined at a spot exchange rate between Indian rupees and U.S. dollars applicable to the date such dividend is included in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss, if any, resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss.

Sale or Exchange of Equity Shares or ADSs
. A U.S. holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder’s adjusted tax basis in the equity shares or ADSs, as the case may be. Subject to the  discussion of the PFIC rules below, such gain or loss generally will be capital gain or loss, and generally will be long-term capital gain or loss if the equity shares or ADSs, as the case may be, were held for more than one year. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source passive category income or loss for U.S. foreign tax credit purposes. If capital gains realized by a U.S. holder upon the sale of equity shares or ADSs are subject to tax (including withholding tax) in India (see the “Taxation of Distributions” and “Taxation of Capital Gains” discussions with respect to Indian taxes above), a U.S. holder may not be able to utilize any such taxes as a credit against the U.S. holder’s U.S. federal income tax liability due to certain limitations on U.S. foreign tax credits.

Backup Withholding Tax and Information Reporting.
Any dividends paid, or proceeds on a sale of, equity shares or ADSs to or by a U.S. holder may be subject to U.S. federal information reporting, and U.S. federal backup withholding, currently at a rate of 24%, may apply unless the holder is an exempt recipient or provides such holder’s correct U.S. taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with any applicable backup withholding requirements. Any amount withheld under the backup withholding rules may be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

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

Passive Foreign Investment Company
. A non-U.S. corporation will be classified as a PFIC for any taxable year for U.S. federal income tax purposes if either:

•	75% or more of its gross income for the taxable year is passive income; or

•
50% or more of its assets (determined based on a quarterly average) by value, or, if it is not a publicly traded corporation and so elects or is a controlled foreign corporation, by adjusted basis, and including its pro rata share of the assets of any company in which it is considered to own 25% or more by value, produce or are held for the production of passive income.

We do not believe that we satisfy either of the tests for PFIC status for the taxable year ended March 31, 2023. However, because this determination is made on an annual basis and depends on a variety of factors (including, potentially, the value of our equity shares or ADSs), no assurance can be given that we were not considered a PFIC in a prior taxable year, or that we will not be considered a PFIC for the current taxable year and/or future taxable years. If we were to be a PFIC for any taxable year, U.S. holders would be required to either:

•
pay an interest charge together with tax calculated at ordinary income rates on “excess distributions,” as the term is defined in relevant provisions of the Code, including on any gain on a sale or other disposition of ADSs or equity shares;

•
if an election is made for us to be a “qualified electing fund” (as the term is defined in relevant provisions of the Code) in the first taxable year in which our Company is a PFIC during the period that the U.S. holders owns equity shares or ADSs, include in such U.S. holders taxable income their pro rata shares of undistributed amounts of our income and gain; or

•
if the equity shares are “marketable” and a “mark-to-market” (as such terms are defined in the Code) election is made, mark-to-market the equity shares each taxable year and recognize ordinary gain and, to the extent of prior ordinary gain, ordinary loss for the increase or decrease in market value for such taxable year.

If we are treated as a PFIC in any year, we do not plan to provide information necessary for U.S. holders to make the qualified electing fund election. As such, it is not expected that a U.S. holder will be able to make a qualified electing fund election with respect to our equity shares or ADSs.

If we are treated as a PFIC for any taxable year during which a U.S. holder holds the ADSs or equity shares, we will continue to be treated as a PFIC with respect to such U.S. holder for all succeeding years during which the U.S. holder holds the ADSs or equity shares, unless we were to cease to be a PFIC and the U.S. holder makes a “deemed sale” election with respect to the ADSs or equity shares.

In addition, certain U.S. federal information reporting obligations applicable to ownership of PFICs generally will apply to U.S. holders if we are determined to be a PFIC, such as annually filing an IRS Form 8621. Penalties may be imposed where applicable for failure to file IRS Form 8621.

The above summary is not intended to be a complete analysis of all tax consequences relating to ownership of equity shares or ADSs. You should consult with your own tax advisors regarding the application of the U.S. federal income tax laws to your particular circumstances, as well as any additional tax consequences resulting from an investment in the ADSs or equity shares, including the applicability and effect of the tax laws of any state, local or non-U.S. jurisdiction, and any estate, gift and inheritance laws.

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

Reserve Bank of India:

•	Repo Rate under LAF has been increased to 6.50 per cent, through Six (6) trench increase from 4.40 per cent this fiscal year.

•	Reverse repo rate under the LAF retained at 3.35 per cent, throughout this fiscal year.

•	Foreign Trade Policy benefits have been extended to include rupee realizations through special Vostro accounts that have been set up according to the RBI circular released on July 11, 2022

•
The Reserve Bank of India (RBI) has issued an advisory to banks and other RBI-regulated entities, emphasizing the complete transition from London Interbank Offered Rate (LIBOR) to widely accepted Alternative Reference Rate (ARR)

•	Cash Reserve Ratio increased by 50 bps to 4.50 per cent from 4.00 per cent to reduce the marginal liquidity in the system.

•	Subsequent, to the increase of Repo Rate, the standing deposit facility (SDF) rate stands adjusted to 6.25 per cent, and the marginal standing facility (MSF) rate and the Bank Rate to 6.75 per cent.

•	Government of India approved the Extension of Interest Equalization Scheme for Pre and Post Shipment Rupee Export Credit (‘Scheme’) up to March 31, 2024 or till further review.

•	During the fiscal year 2022-23 the rupee depreciated by 7.64 per cent against the USD (Concluding at Rs. 82.2169 / USD) as on 31st March, 2023.

•
RBI has decided through its notification on 21st April, 2022 that the guidelines on LEI stand extended to Primary (Urban) Co-operative Banks (UCBs) and Non-Banking Financial Companies (NBFCs). It is further advised that non-individual borrowers enjoying aggregate exposure of ₹5 crore and above from banks and financial institutions shall be required to obtain LEI codes as per the proposed timelines

•
During the fiscal year 2022-23 the rupee depreciated by 10.45 per cent against the SGD (Concluding at Rs. 61.82 / SGD) as on 31st March, 2023. The SGD has been resilient despite base rate hike by FED multiple times as Singapore being the business heaven for entities.

•
Debt Ceiling crisis: The years of 2022 and 2023 have been years, testing the United Nation’s Debt ceiling on its federal Treasury department. Owing to the cautious movement of financial markets across the globe. Which have paved way for the new heights for the INR/USD rate

Item 11. Quantitative and Qualitative Disclosures About Market Risk

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

Refer to note 41 of the notes to consolidated financial statements to this Annual Report for further analysis and exposure arising out of credit risk, liquidity risk and currency risk

Item 12.
Description of Securities Other Than Equity Securities

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

Direct and Indirect Payments by the Depositary to Sify

Pursuant to the Deposit Agreement with Citibank N.A, we have received Nil from Citibank during the fiscal year ended March 31, 2023 in connection with our ADS Program

PART II

Item 13.
Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.
Material Modifications to the Rights of Security Holders and Use
of Proceeds

None

Item 15.
Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 20-F, our management, with the participation of our CEO, Chairman and Managing Director and CFO, has carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on March 31, 2023. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our CEO, Chairman and Managing Director and CFO, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.

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

2)
Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2023. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in Internal Control — Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2023.

4)
Our independent registered public accounting firm, Manohar Chowdhry & Associates, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2023.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sify Technologies Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Sify Technologies Limited (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “Group”) as of March 31, 2023, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2023, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements as of and for the year ended March 31, 2023, of the Group and our report dated June 28, 2023, expressed an unqualified opinion on those consolidated financial statements.

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

Manohar Chowdhry & Associates
Chartered Accountants
UDIN:

We are serving as the Company's auditor for the second year.

Chennai, India
June 28, 2023

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

Item 16 B. Code of Ethics

The Company has adopted a Code of Conduct and Conflict of Interest Policy that is applicable to all employees. The text of the policy was filed as an Exhibit under Item 19 to the Annual Report for the year ended March 31, 2005. This policy is available on our corporate website http://sifytechnologies.com/investors/Company-profile/code-of-conduct.

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

Fiscal year ended
Type of Service	March 31, 2023	March 31, 2022
(a) Audit Fees	₹ 7.10 million	₹ 6.75 million
(b) Audit Related Fees	₹ 1.00 million	₹ 1.00 million
(c) Tax Fees	-	-
(d) All Other Fees	-	-

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

During the previous year,
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

Hence, M/s ASA & Associates LLP, Chartered Accountants (Firm’s Registration No. 009571N) had retired as the Statutory Auditors of the Company at the Twenty Fifth Annual General Meeting (AGM) of the Company held on September 15, 2021. Consequently, M/s Manohar Chowdhary & Associates Chartered Accountants, Chennai (Firm Regn. No. 001997S) were appointed as the Statutory Auditors of the Company, for a period of 5 years, commencing from the conclusion of 25th AGM till the conclusion of the 30th AGM to be held in the year 2026.

M/s ASA & Associates LLP, Chartered Accountants
audited our financial statements for the financial years ended March 31, 2021. None of the reports of
M/s ASA & Associates LLP, Chartered Accountants
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

Not Applicable

Item 16 I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not Applicable

Item 16J : Insider trading policies

Pursuant to applicable Securities and Exchange Commission transition guidance, the disclosure required by Item 16J will be applicable to the Company from the fiscal year ending March 31, 2024.

PART III

Item 17.
Financial Statements

See Item No 18

Item 18.
Financial Statements

Consolidated Statements and other Financial Information

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sify Technologies Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Sify Technologies Limited (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “Group”) as of March 31, 2023 and 2022, the related consolidated statement of comprehensive income, changes in equity, and cash flows, for the each of the two years in the year ended March 31, 2023,, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2023 and 2022, and the consolidated results of its operations and its cash flows each of the two years in the year ended March 31, 2023, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group's internal control over financial reporting as of March 31, 2023, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated
June 28, 2023
, expressed an unqualified opinion on the Group's internal control over financial reporting.

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

Valuation of Trade receivables

Critical Audit Matter Description

The collectability of the Group’s aged Trade Receivables and the valuation of allowance for impairment of Trade Receivables is a Critical Audit Matter due to the judgement involved in assessing the recoverability. The Trade Receivable as at March 31, 2023 is Rs.
11,345,542
thousands and Allowance for doubtful receivable charged in the Statement of Income for the year ended March 31, 2023 is Rs
371,890
thousands
.

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

•	Where there were indicators that trade receivables were unlikely to be collected, we assessed the adequacy of allowance for impairment of trade receivables .
•	We tested the sufficiency of the allowance for bad and doubtful debts charged in the Statement of Income for the year ended March 31, 2023.

Manohar Chowdhry & Associates (5341)
Chartered Accountants
UDIN:

We are serving as the Company's auditor for the second year.

Chennai, India
June 28, 2023

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Sify Technologies Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of income, statement of comprehensive income, consolidated statement of changes in equity and cash flows of Sify Technologies Limited and its subsidiaries (‘the Company’) for the year ended March 31, 2021 and the related notes (collectively referred to as the ‘financial statements’).

In our opinion, the financial statements referred to above present fairly, in all material respects the results of their operations and their cash flows of Sify Technologies Limited and its subsidiaries for the year ended March 31, 2021, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Chennai, India
July 28, 2021

Sify Technologies Limited

Consolidated Statement of Financial Position
(In thousands of Rupees, except share data and as otherwise stated)

		As of March 31,		As of March 31,
	Note	2023	2022	2023 Convenience translation into US$ thousands
		₹	₹	Note 2(c)
Assets
Property, plant and equipment	5	22,306,077	16,694,877	271,308
Right of Use Assets	7	5,689,423	4,412,714	69,200
Intangible assets	6	622,688	634,730	7,574
Other assets	10	4,540,098	2,136,850	55,221
Deferred contract costs		12,157	20,625	148
Other investments	15	1,044,020	476,050	12,698
Deferred tax assets	11	865,638	686,193	10,529
Total non-current assets		35,080,101	25,062,039	426,678

Inventories	12	1,941,923	2,407,203	23,620
Trade and other receivables, net	13	14,615,606	14,061,653	177,769
Contract assets	9	52,581	51,283	640
Deferred contract costs		127,566	304,225	1,552
Prepayments for current assets	14	741,129	607,961	9,014
Restricted cash	8	1,194,787	792,035	14,532
Cash and cash equivalents	8	3,650,446	3,781,978	44,400

Total current assets		22,324,038	22,006,338	271,527
Total assets		57,404,139	47,068,377	698,205

Equity	16
Share capital		1,841,168	1,840,238	22,394
Other Equity		2,000,000	-	24,326
Share premium		19,685,143	19,676,167	239,429
Share based payment reserve		361,184	349,123	4,393
Other components of equity		53,094	77,299	646
Accumulated deficit		(6,794,901)	(7,466,624)	(82,646)
Total equity attributable to equity holders of the Company		17,145,688	14,476,203	208,542

Sify Technologies Limited

Consolidated Statement of Financial Position
(In thousands of Rupees, except share data and as otherwise stated)

		As of March 31,		As of March 31,
				2023
		2023	2022	Convenience translation into US$ thousands
	Note	₹	₹	Note 2(c)

Liabilities
Borrowings	19	13,817,634	7,769,122	168,063
Lease liabilities	7	1,866,176	1,715,361	22,698
Employee benefits	17	129,903	145,004	1,580
Contract liabilities	9 & 21	2,323,958	1,797,611	28,266
Other liabilities	18	55,877	60,742	680
Total non-current liabilities		18,193,548	11,487,840	221,287

Borrowings	19	5,710,355	7,111,069	69,455
Lease Liabilities	7	585,003	492,042	7,115
Bank overdraft	8	951,504	371,995	11,573
Trade and other payable	20	12,845,558	11,336,886	156,240
Contract liabilities	9 & 21	1,972,483	1,792,342	23,993
Total current liabilities		22,064,903	21,104,334	268,376

Total liabilities		40,258,451	32,592,174	489,663
Total equity and liabilities		57,404,139	47,068,377	698,205

The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited
Consolidated Statement of Income
(In thousands of Rupees, except share data and as otherwise stated)

		Year ended March 31,			Year ended March 31,
		2023	202 2	202 1	2023 Convenience translation into US$ thousands
	Note	₹	₹	₹	Note2(c)
Revenue
- Rendering of services		30,449,944	25,659,626	22,035,746	370,361
- Sale of products		2,953,782	1,366,049	2,283,796	35,927
Total	22	33,403,726	27,025,675	24,319,542	406,288
Cost of goods sold and services rendered
- Rendering of services		(18,576,006)	(14,208,357)	(12,269,997)	(225,939)
- Sale of products		(2,803,423)	(1,833,699)	(2,432,537)	(34,098)
Total		(21,379,429)	(16,042,056)	(14,702,534)	(260,037)

Other income
- Profit on sale of property, plant and equipment (Net)		10,781	4,825	1,352	131
- Other income		121,059	125,903	154,641	1,473
		131,840	130,728	155,993	1,604

Selling, general and administrative expenses	25	(5,733,634)	(4,943,575)	(4,546,756)	(69,738)
Depreciation and amortization	5,6&7	(3,971,865)	(3,283,452)	(2,835,632)	(48,310)
Impairment Loss on goodwill		-	(14,595)	-	-

Profit from operating activities		2,450,638	2,872,725	2,390,613	29,807

Finance income	28	222,905	73,577	172,319	2,711
Finance expenses	28	(1,652,522)	(1,098,096)	(962,656)	(20,100)
Net finance income / (expense)		(1,429,617)	(1,024,519)	(790,337)	(17,389)

Profit before tax		1,021,021	1,848,206	1,600,276	12,419
Income tax (expense) / benefit	11	(346,499)	(590,261)	(68,414)	(4,214)
Profit for the year		674,522	1,257,945	1,531,862	8,204
Attributable to:
Equity holders of the Company		674,522	1,257,945	1,531,862	8,204
Non-controlling interest		-	-	-	-
		674,522	1,257,945	1,531,862	8,204
Earnings per share	29
Basic earnings per share		3.69	6.89	8.53	0.04
Diluted earnings per share		3.63	6.73	8.45	0.04

The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited
Consolidated Statement of Comprehensive Income
(In thousands of Rupees, except share data and as otherwise stated)

	Year ended March 31,
	202 3 ₹	202 2 ₹	20 21 ₹	2023 Convenience Translation into US$ thousands Note 2(c)
Profit for the year	674,522	1,257,945	1,531,862	8,204
Other comprehensive income

Items that will not be reclassified to profit or loss
Remeasurements of the net defined benefit liability/asset	(55,783)	(21,985)	5,179	(678)
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	24,610	8,900	(8,415)	299
Total other comprehensive income, net of taxes	(31,173)	(13,085)	(3,236)	(379)
Total comprehensive income	643,349	1,244,860	1,528,626	7,825

Total comprehensive income attributable to:
Equity holders of the Company	643,349	1,244,860	1,528,626	7,825
Non-controlling interest
	643,349	1,244,860	1,528,626	7,825

Sify Technologies Limited
Consolidated Statement of Changes in Equity
(In thousands of Rupees, except share data and as otherwise stated)

For year ended March 31, 202
3
Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained earnings / (accumulated deficit)	Total	Non- controlling interest	Compulsorily Convertible Debentures	Total equity
Balance on April 1, 2022	1,840,238	19,676,167	349,123	77,299	(7,466,624)	14,476,203	-	-	14,476,203

Total comprehensive income for the year	-	-	-	(31,173)	674,522	643,349	-	-	643,349
Reclassification Compulsorily Convertible Debentures	-	-	-	-	-	-	-	2,000,000	2,000,000

Transactions with owners, recorded directly in equity

Shares issued on exercise of ESOP	930	8,976				9,906		-	9,906
Call money received						-		-	-
Transaction costs related to equity					(2,799)	(2,799)		-	(2,799)
Transferred from share based payment reserve on exercise of ESOP				6,968		6,968		-	6,968
ESOP Expenses			12,061			12,061		-	12,061
Balance on March 31, 2023	1,841,168	19,685,143	361,184	53,094	(6,794,901)	15,157,516	-	2,000,000	17,145,688

Sify Technologies Limited
Consolidated Statement of Changes in Equity
(In thousands of Rupees, except share data and as otherwise stated)

For year ended March 31, 20
22

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained earnings / (accumulated deficit)	Total	Non- controlling interest	Total equity

Balance on April 1, 2021	1,835,195	19,628,129	336,340	90,381	(8,724,570)	13,165,475	-	13,165,475

Total comprehensive income for the year	-	-	-	(13,082)	1,257,945	1,244,863	-	1,244,863

Transactions with owners, recorded directly in equity

Shares issued on exercise of ESOP	5,043	37,949				42,992		42,992
Call money received						-	-	-
Transaction costs related to equity						-	-	-
Transferred from share based payment reserve on exercise of ESOP		10,089	(10,089)			-	-	-
ESOP Expenses			22,873			22,873	-	22,873
Balance on March 31, 2022	1,840,238	19,676,167	349,123	77,299	(7,466,624)	14,476,203	-	14,476,203

Sify Technologies Limited
Consolidated Statement of Changes in Equity
(In thousands of Rupees, except share data and as otherwise stated)

For year ended March 31, 20
21

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

Sify Technologies Limited
Consolidated Statements of Cash Flows
For the fiscal years ended March 31

(In thousands of Rupees, except share data and as otherwise stated)

	Year ended March 31,
	202 3 ₹	202 2 ₹	20 21 ₹	202 3 Convenience Translation into US$ thousands (Unaudited) Note 2(c)

Profit for the year	674,522	1,257,945	1,531,862	8,204
Adjustments for:
Depreciation and amortization & Impairment of goodwill	3,971,865	3,298,047	2,835,632	48,310
(Gain) / loss on sale of property, plant and equipment	(10,783)	(4,825)	(1,352)	(131)
Deposits/Advances no longer payable written back				-
Provision for doubtful receivables/ advances	371,890	433,723	755,495	4,523
Stock compensation expense	16,494	22,885	40,051	201
Net finance (income) / expense	1,429,617	1,024,519	790,337	17,388
Unrealized (gain)/ loss on account of exchange differences	(42,660)	(15,509)	7,536	(519)
Amortization of leasehold prepayments	(1,515)	-	-	(18)
Tax expense	346,499	590,262	68,414	4,214
Cash flow from operating activities before working capital changes	6,755,929	6,607,047	6,027,975	82,172

Change in trade and other receivables	(400,481)	(4,080,446)	1,075,194	(4,871)
Change in inventories	465,280	(992,465)	(112,682)	5,660
Change in Contract Assets	(1,298)	(43,767)	8,598	(16)
Change in Contract Costs	178,528	(248,877)	26,037	2,171
Change in Contract Liabilities	706,485	1,282,743	(166,029)	8,593
Change in other assets	(789,470)	(301,328)	(33,812)	(9,602)
Change in trade and other payables	2,843,263	1,366,459	226,621	34,582
Change in employee benefits	(57,047)	(69,815)	21,921	(694)
Cash generated from operations	9,701,189	3,519,551	7,073,823	117,995
Income taxes (paid)/ refund received	(1,362,951)	(1,274,883)	(107,115)	(16,578)
Net cash from / (used in) operating activities	8,338,238	2,244,668	6,966,708	101,417

Sify Technologies Limited
Consolidated Statements of Cash Flows
For the fiscal years ended March 31,

(In thousands of Rupees, except share and per share data and as otherwise stated)

	Year ended March 31,
				202 3 Convenience Translation into US$ thousands
	202 3 ₹	202 2 ₹	20 21 ₹	(Unaudited) Note 2(c)
Cash flows from / (used in) investing activities
Acquisition of property, plant and equipment	(11,616,131)	(6,801,252)	(2,655,319)	(141,286)
Expenditure on intangible assets	(417,466)	(333,867)	(307,306)	(5,078)
Proceeds from sale of property, plant and equipment	10,783	4,929	1,352	131
Investments in corporate debt securities & Equity	(546,886)	(263,904)	(5,513)	(6,652)
Finance income received	155,756	40,071	141,584	1,894
Amount paid for acquisition of right of use assets	(1,178,320)	(239,318)	(793,410)	(14,332)
Net cash from / (used in) investing activities	(13,592,264)	(7,593,341)	(3,618,612)	(165,323)

Cash flows from / (used in) financing activities
Proceeds from issue of shares on exercise of options (including share premium)	8,079	42,988	245,400	98
Proceeds from / (repayment) of borrowings (net)	6,829,485	5,557,074	1,565,118	83,067
Repayment of lease liabilities	(265,236)	(316,594)	(226,155)	(3,226)
Finance expenses paid	(1,627,907)	(1,113,528)	(965,990)	(19,800)
Net cash from / (used in) financing activities	4,944,421	4,169,940	618,373	60,139

Net increase / (decrease) in cash and cash equivalents	(309,605)	(1,178,733)	3,966,469	(3,767)
Cash and cash equivalents on April 1	4,202,018	5,378,388	1,415,291	51,109
Effect of exchange fluctuations on cash held	1,316	2,363	(3,372)	17
Cash and cash equivalents on March 31	3,893,729	4,202,018	5,378,388	47,359

Refer note 3 (c) and note 8 for the composition of cash and cash equivalents.

Disclosure relating to changes in liabilities arising from financing activities – Refer note below

The accompanying notes form an integral part of these consolidated financial statements

Note: Reconciliation of liabilities from financing activities

						Non-cash movement
Particulars	As on April 01, 2022	Proceeds	Repayment	Movement in Short term Borrowings	Net Cash flow movement	Foreign exchange movement	Reclass	Fair value changes	As on March 31, 2023
Borrowings	14,709,690	11,046,000	(2,530,185)	(1,520,339)	21,705,166	44,541	(2,238,500)	16,863	19,528,070
Lease Liability	2,207,403	596,842	(362,017)	-	2,442,228	4,411		4,459	2,451,098
Total	16,917,093	11,642,842	(2,892,202)	(1,520,339)	24,147,394	48,952	(2,238,500)	21,322	21,979,168

						Non-cash movement
Particulars	As on April 01, 2021	Proceeds	Repayment	Movement in Short term Borrowings	Net Cash flow movement	Foreign exchange movement	Reclass	Fair value changes	As on March 31, 2022
Borrowings	94,09,229	6,448,774	(2,581,123)	1,566,975	14,843,855	21,776	(170,500)	14,559	14,709,690
Lease Liability	22,02,649	326,600	(328,609)	-	2,200,640	2,501	-	4,262	2,207,403
Total	1,16,11,878	6,775,374	(2,909,732)	1,566,975	17,044,495	24,277	(170,500)	18,821	16,917,093

SIFY TECHNOLOGIES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Rupees, except share data and as stated otherwise)

1.	Reporting entity

Sify Technologies Limited (‘Sify’ or ‘the Company’) is a Company domiciled in India. The address of the Company’s registered office is 2nd Floor, Tidel Park, 4, Rajiv Gandhi Salai, Taramani, Chennai – 600113, India. The Company and its subsidiaries Sify Technologies (Singapore) Pte. Limited, Sify Technologies North America Corporation, Sify Data and Managed Services Limited, Sify Infinit Spaces Limited, Sify Digital Services Limited , Print House (India) Private Limited
and Patel Auto Engineering Company India Private Limited
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
28
, 2023

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

Items included in the financial statements of each Group entity are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Indian rupee is the functional currency of Sify, its domestic subsidiaries. The U.S. dollar is the functional currency of Sify’s foreign subsidiaries i.e. Sify Technologies North America Corporation and Sify Technologies (Singapore) Pte. Ltd. located in
North America, United States of America and in Singapore.

The Consolidated Financial Statements are presented in Indian Rupees which is the Group’s presentation currency. All financial information presented in Indian Rupees has been rounded up to the nearest thousand except where otherwise indicated.

Convenience translation
 :
Solely for the convenience of the reader, the financial statements as of and for the year ended March 31, 2023 have been translated into United States dollars (neither the presentation currency nor the functional currency of the Group) based on the reference rate in the City of Mumbai on March 31, 2023, for cable transfers in Indian rupees as published by the Reserve Bank of India which was ₹ 82.2169 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollar at such a rate or at any other rate on March 31, 2023 or at any other date.

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
:

•	Useful lives of property, plant and equipment (Note 3 e and Note 5)
•	Useful lives of intangible assets (Note 3 g and Note 6)
•	Estimate of Lease term and measurement of Right of Use Assets and Lease Liabilities (Note 3 h, 7)
•	Identification of performance obligation and timing of satisfaction of performance obligation, measurement of transaction price on revenue recognition (Note 3 o)
•	Measurement of the recoverable amounts of cash-generating units containing goodwill (Note 3 k and Note 6)
•	Utilization of tax losses and computation of deferred taxes (Note 3 r, 11)
•	Measurement of defined employee benefit obligations (Note 17)
•	Measurement of share-based payments (Note 3 m, 27)
•	Valuation of financial instruments (Note 3 c, 4, 34 and 33)
•	Provisions and contingencies (Note 3 n and 31)
•	Expected Credit losses on Financial Assets (Note 3 c, 13)
•	Impairment testing [N ote 3 k ]

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these Consolidated Financial Statements

a.	Basis of consolidation

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

(v) Reclassification of financial assets

The Group determines classification of financial assets and liabilities on initial recognition. After initial recognition, no reclassification is made for financial assets which are categorized
as equity instruments at FVTOCI and financial assets or liabilities that are specifically designated as FVTPL. For financial assets which are debt instruments, a reclassification is made only if there is a change in the business model for managing those assets. Changes to the business model are expected to be very infrequent. The management determines change in the business model as a result of external or internal changes which are significant to the Group’s operations. A change in the business model occurs when the Group either begins or ceases to perform an activity that is significant to its operations. If the Group reclassifies financial assets, it applies the reclassification prospectively from the reclassification date which is the first day of the immediately next reporting period following the change in business model. The Group does not restate any previously recognized gains, losses (including impairment gains or losses) or interest.

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

(ii)
Depreciation

Depreciation is recognized in the Statement of Income on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment considering residual value to be zero. Depreciation on contract-specific assets are charged co-terminus over the contract period. Management’s estimated useful lives for the year ended March 31, 2023 and March 31, 2022 were as follows:

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

v.
Recent accounting pronouncements

New amendments not yet adopted:

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2022 and have not been applied in preparing these consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the consolidated financial statements of the Company are:

Amendments to IAS 12 – Income Taxes

On May 7, 2021, the IASB amended IAS 12 “Income Taxes” and published 'Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)' that clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets or liabilities for the first time. The amendments clarify that this exemption does not apply to transactions such as leases and decommissioning obligations and companies are required to recognize deferred tax on such transactions. These amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively, with earlier application permitted.

The adoption of amendments to IAS 12 is not expected to have any material impact on the consolidated financial statements.

Amendments to IAS 1 – Presentation of Financial Statements

On January 23, 2020, the IASB issued “Classification of liabilities as Current or Non-Current (Amendments to IAS 1)” providing a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangement in place at the reporting date. The amendments aim to promote consistency in applying the requirements by helping companies to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also clarified the classification requirements for debt a company might settle by converting it into equity. These amendments are effective for annual reporting periods beginning on or after January 1, 2023, and are to be applied retrospectively, with earlier application permitted.

The adoption of amendments to IAS 1 is not expected to have any material impact on the consolidated financial statements.

Amendments to IAS 1 – Presentation of Financial Statements

On October 31, 2022, the IASB issued 'Non-current Liabilities with Covenants (Amendments to IAS 1)'. The amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, the amendments require a company to disclose information about these covenants in the notes to the financial statements. The amendments are effective for reporting periods beginning on or after January 1, 2024, with earlier application permitted.

The adoption of these amendments to IAS 1 are not expected to have any material impact on the consolidated financial statements.

Amendments to IFRS 16 – Leases

On September 22, 2022, the IASB issued ‘Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)’ that specifies the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendment is intended to improve the requirements for sale and leaseback transactions in IFRS 16 and will not change the accounting for leases unrelated to sale and leaseback transactions. These amendments are effective for annual reporting periods beginning on or after January 1, 2024, and are to be applied retrospectively, with earlier application permitted.

The adoption of amendments to IFRS 16 is not expected to have any material impact on the consolidated financial statements.

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

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing
the use of relevant observable inputs and
minimizing
the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized
within the fair value hierarchy based on the lowest level input that is significant to the fair value measurement as a whole. The fair value hierarchy is described as below:

Level
1 - unadjusted quoted prices in active markets for identical assets and liabilities.
Level
2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level
3 - unobservable inputs for the asset or liability.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization
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

5.	Property, plant and equipment

The following table presents the changes in property, plant and equipment during the year ended March 31, 202
3

	Cost				Accumulated depreciation
Particulars	As of April 1, 2022	Additions	Deletions	As of Mar 31, 2023	As of April 1, 2022	Depreciation for the year	Deletions	As of Mar 31, 2023	Carrying amount as of March 31, 2023

Freehold Land	147,176	59,691	-	206,867	-	-	-	-	206,867
Building	4,944,478	1,304,500	10,309	6,238,669	1,058,496	916,646	10,300	1,964,842	4,273,827
Plant and machinery	17,512,223	3,839,433	48,651	21,303,005	10,842,235	1,600,493	48,873	12,393,855	8,909,150
Computer equipment	1,863,469	191,867	18,075	2,037,261	1,630,581	167,923	17,827	1,780,677	256,584
Office equipment	1,695,295	411,700	-	2,106,995	909,833	270,508	5	1,180,336	926,659
Furniture and fittings	4,589,404	1,500	477	4,590,427	2,161,280	901	485	2,161,696	2,428,731
Vehicles	9,721	-	-	9,721	9,697			9,697	24
Total	30,761,766	5,808,691	77,512	36,492,945	16,612,122	2,956,471	77,490	19,491,103	17,001,842
Add: Construction in progress									5,304,235
Total	30,761,766	5,808,691	77,512	36,492,945	16,612,122	2,956,471	77,490	19,491,103	22,306,077

The following table presents the changes in property, plant and equipment during the year ended March 31, 202
2

	Cost				Accumulated depreciation
Particulars	As of April 1, 2021	Additions	Deletions	As of Mar 31, 2022	As of April 1, 2021	Depreciation for the year	Deletions	As of Mar 31, 2022	Carrying amount as of March 31, 2022

Freehold Land	147,176	-	-	147,176	-	-	-	-	147,176
Building	4,767,708	178,465	1,695	4,944,478	871,698	186,798	-	1,058,496	3,885,982
Plant and machinery	15,161,056	2,369,218	18,051	17,512,223	9,590,746	1,269,471	17,982	10,842,235	6,669,988
Computer equipment	1,685,739	185,020	7,290	1,863,469	1,494,287	143,526	7,234	1,630,581	232,889
Office equipment	1,294,796	401,029	530	1,695,295	713,157	197,215	539	909,833	785,462
Furniture and fittings	3,238,201	1,351,480	277	4,589,404	1,607,897	555,399	2,016	2,161,280	2,428,124
Vehicles	9,721	-	-	9,721	9,697	-	-	9,697	24
Total	26,304,397	4,485,212	27,843	30,761,766	14,287,482	2,352,409	27,770	16,612,122	14,149,645
Add: Construction in progress									2,545,232
Total	26,304,397	4,485,212	27,843	30,761,766	14,287,482	2,352,409	27,770	16,612,122	16,694,877

Capital Commitments
As of March 31, 2023 and 2022, the Company had committed to spend approximately ₹ 10,678,787 and ₹ 6,651,423 respectively, under agreements to purchase property, plant and equipment.

Construction in progress
Amounts paid towards acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment that are not ready to be put into use are disclosed under construction-in-progress.

Security
As of March 31, 2023 property, plant and equipment with a carrying amount of ₹ 16,910,327 (March 31, 2022: ₹ 14,045,705) are subject to a registered charge to secure bank borrowings.

Capitalized borrowing costs
Borrowing costs capitalized during the year amounted to ₹ 149,297 (March 2022, ₹ 22,012)

6.	Intangible assets

Intangible assets comprise the following:

	March 31, 202 3	March 31, 202 2
Goodwill	-	-
Other intangible assets	622,688	634,730
	622,688	634,730

(i) Goodwill

The following table presents the changes in goodwill during the years ended March 31, 2023 and 2022

Particulars	March 31, 2023	March 31, 2022
Balance at the beginning of the year	-	14,595
Effect of movement in exchange rates	-	-
Impairment loss recognized during the year	-	(14,595)
Net carrying amount of goodwill	-	-

The amount of goodwill and impairment loss as of March 31, 2022 has been allocated to Digital Services segment.

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
the years ended March 31, 2023
 and
 2022.

	Bandwidth Capacity	Software	License fees	Total

(A) Cost
Balance as of April 0 1, 202 1	736,388	1,578,234	78,000	2,392,622
Acquisitions during the year	-	325,471	-	325,471
Disposals during the year	-	-	-	-
Balance as of March 31, 202 2	736,388	1,903,704	78,000	2,718,093
Acquisitions during the year	36,900	383,476	-	420,376
Adjustment	-	-	-	-
Disposals during the year	-	-	-	-
Balance as of March 31, 2023	773,288	2,287,180	78,000	3,138,468

(B) Amortization
Balance as of April 0 1, 202 1	512,695	1,159,647	40,289	1,712,631
Amortization for the year	74,483	293,299	3,150	370,932
Impairment loss on intangibles
Balance as of March 31, 202 2	587,178	1,452,946	43,439	2,083,363
Amortization for the year	95,319	333,935	3,163	432,417
Impairment loss on intangibles
Balance as of March 31, 2023	682,497	1,786,681	46,602	2,515,780

(C) Carrying amounts
As of April 0 1, 202 1	223,693	418,587	37,711	679,991
As of March 31, 202 2	149,210	450,958	34,561	634,730
As of March 31, 2023	90,791	500,499	31,398	622,688

Intangible assets that were fully impaired / amortised were removed from the block.

Capital commitments

The Company had not committed to spend any amount under agreements to purchase intangible assets during the year ending March 31, 2023
 and
 2022.

7.	Right of use assets

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2023:

Particulars		Category of ROU asset
	Land	Building	P&M	IRU	Total
Balance as of April 1, 2022	1,783,510	1,594,112	480,501	554,591	4,412,714
Additions	1,085,331	681,500	7,468	85,387	1,859,686
Adjustments	-	-	-	-	-
Depreciation	(18,496)	(347,964)	(138,095)	(78,422)	(582,977)
Balance as of March 31, 202 3	2,850,345	1,927,648	349,874	561,556	5,689,423

Following are the changes in the carrying value of right of use assets for the year ended March 31, 202
2
:

Particulars		Category of ROU asset
	Land	Building	P&M	IRU	Total
Balance as of April 1, 2021	1,807,260	1,716,152	486,056	530,134	4,539,602
Additions	-	204,110	133,200	106,122	443,432
Deletions		(10,399)			(10,399)
Depreciation	(23,750)	(314,359)	(138,755)	(83,254)	(560,118)
Translation difference		(1,392)		1,589	197
Balance as of March 31, 202 2	1,783,510	1,594,112	480,501	554,591	4,412,714

Particulars	March 31, 2023	March 31, 2022
Current lease liabilities	585,003	492,042
Non-current lease liabilities	1,866,176	1,715,361
Total	2,451,179	2,207,403

The following is the movement in lease liabilities during the Year ended

Particulars	March 31, 2023	March 31, 2022
Balance as of April 1,	2,207,403	2,202,649
Additions	596,842	326,600
Finance cost accrued during the period	278,697	191,136
Deletions	-	(12,247)
Payment of lease liabilities	(640,714)	(507,498)
Fair value adjustment	4,575	4,262
Translation difference	4,376	2,501
Balance as of March 31,	2,451,179	2,207,403

The table below provides details regarding the contractual maturities of lease liabilities as of
March 31, 2023 and March 31, 202
2
on an undiscounted basis (including finance expenses):

Particulars	March 31, 2023	March 31, 2022
Less than one year	585,790	507,037
One to five years	1,343,804	1,163,309
More than five years	3,773,736	2,611,603
Total	5,703,330	4,281,949

8.	Cash and cash equivalents

Cash and cash equivalents as per consolidated statement of financial position, as of March 31, 2023 amounted to ₹
3,650,446
(March 31, 2022: ₹
3,781,978
 and
March 31, 2021:
₹
5,101,083
). This excludes cash-restricted of ₹ 1,194,787 (March 31, 2022: ₹ 792,035 and March 31, 2021: ₹ 400,971), representing deposits held under lien against working capital facilities availed and bank guarantees given by the Group towards future performance obligations.

(a) Restricted cash

	March 31, 2023	March 31, 2022	March 31, 202 1
Current
Bank deposits held under lien against borrowings / guarantees from banks / Government authorities	1,194,787	792,035	400,971
Total restricted cash	1,194,787	792,035	400,971
(b) Non restricted cash
Current
Cash and bank balances	3,650,446	3,781,978	5,101,083

Total cash (a+b)	4,845,233	4,574,013	5,502,054
Bank overdraft used for cash management purposes	(951,504)	(371,995)	(123,666)
Cash and cash equivalents for the statement of cash flows	3,893,729	4,202,018	5,378,388

9.	Contract balances

The following table provides information about receivables, contract assets and contract liabilities from the contracts with the customers

Particulars	March 2023		March 2022
Trade Receivables		11,345,542		10,784,668
Contract Assets – Unbilled Revenue		52,581		51,283
Contract liabilities – Deferred Income
Current contract liabilities	1,972,483		1,792,342
Non-current contract liabilities	2,323,958		1,797,611
Total Contract liabilities – Deferred Income		4,296,441		3,589,953

The following table provides the movement in contract assets (unbilled revenue) for the year ended March 31, 2023 and March 31, 2022:

Particulars	March 31, 2023	March 31, 2022
Balance as of April 1, 2022	51,283	7,516
Add: Revenue recognized during the year	51,111	49955
Less: Invoiced during the year	(51,312)	(7,516)
Add: Translation gain or (loss)	1,499	1328
Balance as of March 31, 20 23	52,581	51,283

The /following table provides the movement in contract liabilities (Deferred Income) for the year ended March 31, 2023 and March 31, 2022:

Particulars	March 31, 2023	March 31, 2022
Balance as of April 1, 2022	3,590,019	2,307,213
Less: Revenue recognized during the period	(1,702,548)	(1,490,312)
Add: Invoiced during the period but revenue not recognized	2,420,931	2,773,921
Add: Translation gain or (loss)	(11,961)	(869)
Balance as of March 31, 2023	4,296,441	3,589,953

Contract Cost and Amortisation

Costs to fulfil customer contracts are deferred and amortized over the contract period. For the year ended March 31, 2023 the Company has capitalised
₹
119,312 (March 31, 2022:
₹
307,221) and amortised
₹
304,439 (March 31, 2022:
₹
91,111). There was no impairment loss in relation to the capitalised cost.

Incremental costs of obtaining a contract are recognized as assets and amortized over the contract period. The Company recognizes incremental cost of obtaining a contract as an expense when incurred if the amortisation period of the asset that the entity otherwise would have recognized is one year or less.

10.	Other assets

Non-current	March 31, 202 3	March 31, 202 2
Other deposits and receivables	4,540,098	2,136,850
	4,540,098	2,136,850

Financial assets included in other assets	850,261	447,940

11.	Deferred tax assets and liabilities

The tax effects of significant temporary differences that resulted in deferred tax assets and a description of the items that created these differences is given below

Recognized deferred tax assets / (liabilities)		Assets / (liabilities)
	March 31, 202 3	March 31, 202 2
Deductible temporary difference
Property, Plant and Equipment	714,742	556,604
Lease obligations on right of use assets	147,614	130,143
Provision for employee benefits	45,421	46,204
Accounts receivable	104,658	111,455
Provision for Doubtful Advances	21,177	20,976
	1,033,612	865,382
Taxable temporary difference
Intangible assets	(133,829)	(143,519)
Finance Lease obligations	(34,145)	(35,670)
	(167,974)	(179,189)

Unused Tax credits
Mat Credit Entitlement	-	-
Net deferred tax asset (liability) recognized in Balance Sheet	865,638	686,193

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

Movement in temporary differences during the year

	Balance as of March 31, 20 21	Recognized in income statement	Recognized in Equity / Balance sheet	Balance as of March 31, 202 2	Recognized in income statement	Recognized in Equity / Balance sheet	Balance as of March 31, 202 3
Property, plant and equipment	597,497	(40,893)	-	556,604	158,138	-	714,742
Intangible assets	(143,326)	(193)	-	(143,519)	9,690	-	(133,829)
Lease obligations on right of use assets	61,752	68,391	-	130,143	17,471	-	147,614
Finance Lease obligations	-	(35,670)	-	(35,670)	1,525	-	(34,145)

MAT Credit entitlement	-	-	-		-	-
Provision for employee benefits	8,886	37,372	-	46,204	(783)	-	45,421
Accounts receivable	99,078	12,377	-	111,455	(6,797)	-	104,658
Provision for				-			-
Doubtful Advances	12,585	8,391	-	20,976	201	-	21,177

Unrecognized deferred tax assets / (liabilities)

	As of March 31, 2023	As of March 31, 2022
Deductible temporary differences	-	-
Unrecognized tax losses	105,500	-
	105,500	-

Considering the probability of availability of future taxable profits in the period in which tax losses expire, deferred tax assets have not been recognized in respect of tax losses carried forward by the Group. The above tax losses expire at various years.

Income tax expense recognized in profit or loss
	March 31, 202 3	March 31, 202 2	March 31, 2021
Current tax expense / (benefit)
Current period	525,942	639,982	671,877

Deferred tax expense / (benefit)
Origination and reversal of temporary differences	(179,443)	(49,721)	(603,463)
MAT credit entitlement

Total income tax expense / (benefit)	346,499	590,261	68,414

There are no income taxes directly recognized in other comprehensive income.

Reconciliation of effective tax rate

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before taxes is summarized below:
	Year ended March 31, 202 3	Year ended March 31, 202 2	Year ended March 31, 2021
Profit before income taxes	1,021,086	1,862,838	1,600,276
Enacted tax rates in India	25.17%	25.17%	34.94%
Computed expected tax expense / (benefit)	257,007	468,876	559,136
Effect of:
Share based payment expense not deductible for tax purposes	-	-	-
Unrecognized deferred tax assets on losses incurred during the year (net of temporary differences, if any)
Recognition of previously unrecognised deferred tax asset on temporary differences	(42,500)	(37,923)	(267,566)
Difference on account differential tax rates in different jurisdictions	18,519	23,917	(1,555)
Effect of Unrecognised business loss including reversal of previously recognised DTA on business loss	105,500	-	-
Expenses/income not taxable			-
Recognition of current year temporary differences			(129,500)
Recognition of previously unrecognized tax losses	-	-	-
Difference on account of differential tax rates in different companies	-	-	(86,987)
Effect of expenses that are not deductible in determining taxable profit	1,700	7,224	3,092
Expenses/income not taxable
Unrecognized temporary differences	-	-	3,491
Utilisation of previously unrecognised temporary differences	-	14,875	2,056
Effect of rate difference in opening and closing deferred tax	-	(718)	(28,182)
Others	-	-	14,429
	6,246	(10,920)	-
Reversal of previously recognised temporary differences	-	124,930	-
	346,499	590,261	68,414

12.	Inventories

	March 31, 202 3	March 31, 202 2
Trade inventories *	1,941,923	2,407,203
	1,941,923	2,407,203

* Includes project inventory of ₹1,692,378 ( previous year: ₹ 2,142,385)

13.	Trade and other receivables

Trade and other receivables comprise:

	March 31, 202 3	March 31, 202 2
(i) Trade receivables, net	11,345,542	10,784,668
(ii) Other receivables including deposits	3,270,064	3,276,985
(iii) Contract related accruals	-	-
	14,615,606	14,061,653

(i)
Trade receivables as of March 31, 2023 and March 31, 2022 are stated net of allowance for doubtful receivables.  The Group maintains an allowance for doubtful receivables based on expected credit loss model. The Group’s exposure to credit and currency risks and impairment losses related to trade and other receivables, excluding construction work in progress is disclosed in note 34. Trade receivables consist of:

	March 31, 202 3	March 31, 202 2
Trade receivables from related parties	-	-
Other trade receivables	11,825,945	11,265,210
	11,825,945	11,265,210
Less: Allowance for doubtful receivables	(480,403)	(480,542)
Balance at the end of the year	11,345,542	10,784,668

The activity in the allowance for doubtful accounts receivable is given below:	For the year ended
	March 31, 202 3	March 31, 202 2
Balance at the beginning of the year	480,542	426,487
Add : Additional provision, net	371,890	433,723
Less : Bad debts written off	(372,029)	(379,668)
Balance at the end of the year	480,403	480,542

(ii)	Other receivables comprise of the following items:

	March 31, 202 3	March 31, 202 2
Advances and other deposits (Refer Note (a) below)	1,605,204	1,945,027
Withholding taxes (Refer Note (b) below)	1,664,860	1,331,958
	3,270,064	3,276,985
Financial assets included in other receivables	100,681	29,869

Notes:

a)	Advances and other deposits primarily comprise of receivables in the form of deposits, sales tax/VAT, service tax, GST and other advances given in the ordinary course of business.

b)
Includes withholding taxes recoverable from the Department of Income-tax for which the Company has filed tax returns for refund. The Company expects to realize such refund of withholding taxes within the next 12 months.

c)	Non – current trade receivables is ₹. Nil (March 31, 2022: ₹. 1,990)

14.	Prepayments for current assets

Prepayments for current assets comprise of the following:

	March 31, 202 3	March 31, 202 2
Prepayments for purchase of bandwidth	91,507	47,263
Prepayments related to insurance	-	858
Prepayments-others	649,622	559,840
	741,129	607,961

15.	Other investments

Other Investments comprise investment in unquoted equity instruments classified as financial assets at FVTOCI and investment in unquoted debt securities classified as financial assets at amortised cost. The details of such investments are given below:

	March 31, 202 3	March 31, 2022
Investment in equity instruments – unquoted
Investment in equity shares of Vashi Railway Station Commercial Complex Limited	150	150
Investment in equity shares of Sarayu Clean Gen Private Limited	1,560	1,560
Investment in The Gizmo App Company	20,554	19,000
Investment in Tasoula Energy Private Limited	225,000	225,000
Investment in Padvest Corporation	4,111	3,650
Investment in Digifresh Corporation	16,443	15,153
Investment in VEH Srishti Energy Private Limited	375,300	-
Investment in Chatter Inc	12,333	-
Investment in Passerine technologies Inc	16,443	-
Investment in debt securities – unquoted
Investment in Elevo Corporation (Erstwhile Attala Systems Corporation) #	372,126	211,537
	1,044,020	476,050

# Unsecured convertible promissory note of $

2,789 with Attala Systems Corporation, of which $ 750 (₹ 55,100), $ 375 (₹ 27,600),    $375 (₹ 27,600), $ 500 (₹ 36,800), $ 214 (₹ 15,700) and $ 575 (₹ 42,200) matures on 17th October 2019, 4th January 2020 , 4th April 2020 , 30th October 2020, 1st January 2021 and 27th November 2021 respectively. The note bears interest at a rate of five percent (5%). On 15th October 2019, the note has been amended to extend the maturity date to 30th October 202
3
. The note bears interest at a rate of five percent (5%). The promissory note is convertible to equity securities under specific terms based on triggering events as defined in the agreement.

16.	Equity

No of shares

	March 31, 2023	March 31, 202 2
Issued as of April 01	182,742,369	182,238,069
Issued for cash	-	-
Issued for consideration other than cash	-	-
Exercise of share options	93,000	504,300
Issued as of March 31	182,835,369	182,742,369
Value (₹) (‘000)	1,828,354	1,827,424

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

The directors have not recommended any dividend
for paid up Equity Share of ₹ 10 each for the year 2022-23 (2021-22: ₹ Nil)
.

Also refer note 35 – Issue of share on private basis to existing promoter group and Note 27 – Share-based payment

16
A
..
Fully paid Compulsorily Convertible debentures
:

	2023	202 2

Compulsorily convertible Debentures issued to Kotak Special Securities Fund	2,000,000	-

	2,000,000	-

During the financial year 2021-22, Kotak Special Situations Fund (KSSF) subscribed to 2,00,00,000 (two crore) Series 1 Compulsorily Convertible Debentures (CCDs) with face value of
₹ 100 each amounting to ₹
2,000
million
("series 1 CCD") and 1% of 2,00,00,000 (two crore) Series 2 Compulsorily Convertible Debentures (CCD) with face value of
₹ 100 each amounting to ₹
2,000
millions

These CCD's carry a coupon rate of 6% p.a payable half-yearly. The CCDs shall be fully, mandatorily and compulsorily converted into equity shares by October 1, 2031 and the conversion ratio shall be decided based on the equity valuation of the next financial year following the financial year of drawdown of CCD money

During the year, the Company has valued the share price and fixed the conversion ratio, at 0.8112 in relation to series 1 CCDs subscribed
by Kotak Special Situations Fund (KSSF). Since the fixed
-
to
-
fixed test is satisfied as per IAS 32 the above CCDs are presented as Equity (refer note 19)

Share based payment reserve

Share based payment reserve represents the stock compensation expense recognized in the statement of changes in equity.

Share Premium

Share Premium used to record the premium on issue of shares. The reserve is utilized
in accordance with the provisions of the Act

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

17.	Employee benefits

	March 31, 2023	March 31, 202 2
Gratuity payable	27,733	77,826
Compensated absences	102,170	67,178
	129,903	145,004

Gratuity cost

The components of gratuity costs recognized in the consolidated income statement for the years ending March 31, 2023, 2022, and March 31, 2021 consist of the following:

`	March 31, 202 3	March 31, 202 2	March 31, 2021
Service cost	47,050	31,865	29,854
Interest cost	13,926	10,088	8,753
Interest income	(8,788)	(2,303)	(1,705)
	52,188	39,650	36,902

Details of employee benefit obligation and plan asset are as follows:

	March 31, 202 3	March 31, 202 2
Projected benefit obligation at the end of the year	298,903	216,006
Plan assets at the end of the year	(271,170)	(138,180)
Funded status amount of liability recognised in the Balance Sheet	27,733	77,826

The
following table set out the status of the gratuity plan:

Change in defined benefit obligation	March 31, 202 3	March 31, 202 2	March 31, 2021
Projected benefit obligation at the beginning of the year	216,006	177,098	156,412
Service cost	47,050	31,865	29,854
Interest cost	13,926	10,088	8,753
Remeasurements - Actuarial (gain) / loss	47,703	20,245	(7,178)
Benefits paid	(25,782)	(23,290)	(10,743)
Projected benefit obligation at the end of the year	298,903	216,006	177,098

Change in plan assets	March 31, 202 3	March 31, 202 2	March 31, 2021
Fair value of plan assets at the beginning of the year	138,180	40,651	30,474
Interest income	8,788	2,316	1,705
Employer contributions	157,682	120,000	21,214
Benefits paid	(25,342)	(23,290)	(10,743)
Return on plan assets, excluding amount recognised in net interest expense	(8,138)	(1,497)	(1,999)
Fair value of plan assets at the end of the year	271,170	138,180	40,651

Actual return on plan assets	611	907	(293)

Actuarial assumptions at end of the year
:

The principal actuarial assumptions as on March 31, 2023, 2022, and 2021 were as follows:

	March 31, 202 3	March 31, 202 2	March 31, 2021
Discount rate	7.30 % p.a.	6.35 % p.a.	5.70 % p.a.
Long-term rate of compensation increase	5.00 % p.a.	5.00 % p.a.	5.00 % p.a.
Expected long term rate of return on plan assets	8%	8% for the first year and 5% thereafter	0% for the first year and 5% thereafter
Average future working life time	21.68 years	21.85 years	22.42 years

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

Contributions
: The Group expects to contribute ₹157,682 to its gratuity fund during the year ending March 31, 2023.

The expected benefit payments to be made in the next few years are as under:

Year	March 31, 2023	March 31, 202 2
1 Year	58,014	34,787
2 to 5 years	187,762	124,332
6 to 10 years	121,795	91,562
More than 10 years	67,564	62,294

Plan assets:
The Gratuity plan’s weighted-average asset allocation on March 31, 2023 and March 31, 2022, by asset category is as follows:

	March 31, 202 3	March 31, 20 22
Funds managed by insurers	100%	100%

Remeasurements of the net defined benefit liability recognized in other comprehensive income

Amount recognized in other comprehensive income for the years ending March 31, 2023, 2022, and 2021 are as follows:

	March 31, 2023	March 31, 202 2	March 31, 2021
Remeasurements of the net defined benefit liability
Actuarial (gain)/loss
- Change in demographic assumptions	(4,967)	146	-
- change in financial assumptions	24,823	(402)	(9,342)
- experience variance	27,747	21,146	2,165
- return on plan assets, excluding amounts recognized in net interest expense/ income	8,179	1,172	1,999
	55,782	22,062	(5,178)

Sensitivity Analysis of significant actuarial assumption

Sensitivity analysis for the defined benefit obligations will increase/ decrease by the amounts mentioned below if there is a variation of 100 basis points in the discount rate and salary escalation rate.

	Discount rate		Salary escalation rate
	Increase by 100 bps (₹ ‘000s)	Decrease by 100 bps (₹ ‘000s)	Increase by 100 bps (₹ ‘000s)	Decrease by 100 bps ( ₹ ‘000s)
Present Value of Defined Benefit Obligation	285,955	312,584	310,808	287,127

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

Contributions to defined contribution plans

In accordance with Indian law, all employees receive benefits from a provident fund, which is a defined contribution plan.  Both the employee and employer make monthly contributions to the plan, each equal to a specified percentage of employee’s basic salary. The Group has no further obligations under the plan beyond its monthly contributions. The Group contributed ₹ 194,451,

₹ 135,589
 a
nd
 ₹ 114,374 for the years ended March 31, 2023, 202
2
 and
20
21
. The Group has contributed to 401(K) plans on behalf of eligible employees amounting to ₹
17,537
(March 31, 20
22
: ₹ 14,339) during the year ended March 31,
202
3
.

18.	Other liabilities

	March 31, 202 3	March 31, 202 2
Other liabilities	55,877	60,742
	55,877	60,742
Financial liabilities included in other liabilities	19,877	60,742

19.	Borrowings

	March 31, 202 3	March 31, 202 2
Current
Term bank loans (Refer note (a), (b), (c), (d) , (k) below)	1,740,076	1,392,738
Other working capital facilities (Refer note (h), (i), (j) ,(l),(m), (n), (o), (p) below)	3,367,962	4,868,255
Borrowings from others (Refer note (e), (f), (g) below)	602,317	850,076
	5,710,355	7,111,069
Non current
Term bank loans (Refer note (a), (b), (c), (d) , (k) below)	9,874,545	4,139,500
Borrowings from others (Refer note (e), (f), (g) below)	3,943,089	3,629,622
	13,817,634	7,769,122

(a) Of the above, facilities amounting to ₹ 1,635 Million (Previous Year : ₹ Nil) by the Company is primarily secured by way of pari-passu charge on the project Receivables and charge on movable fixed assets disbursed under Noida DC Project.

(b) Of the above, facilities amounting to ₹ 747 Million (Previous Year : ₹ Nil) by the Company is primarily secured by way of pari-passu charge on the project Receivables and charge on movable fixed assets disbursed under Chennai DC Project.

(c) Of the above, facilities amounting to ₹ 2,804 Million (Previous Year : ₹ Nil) by the Company is primarily secured by way of pari-passu charge on the project Receivables and charge on movable fixed assets disbursed under Rabale T5 DC Project.

(d) Of total term loan balance ₹ 3,867 Million (previous year ₹ 4,282 Million) is primarily secured by charge on movable fixed assets funded by term loan and also secured by project receivables. Of the total term loan balance, an amount of ₹ 306 Million (previous year ₹ 721 Million) including current maturity is primarily secured against the specific project receivables of the company and ₹ 2,509 Million (previ
o
us
 year ₹ 331 Million) is secured by moveable fixed assets funded out of Term Loan.

Of the total term loan balance, an amount of ₹ 1,000 Million (previous year ₹ Nil) is also primarily secured by the charge on immovable fixed assets, both present and future (except the assets exclusively charged to other lenders) with Second pari-passu charge on entire current assets of the Borrower, including trade/ bills receivables, book debts, etc. both present & future, excluding the Cash margin lien marked or Current Assets specifically funded by other lenders.

(e) The company has entered into External Commercial Borrowing (ECB) facility agreement for $ 5 Million and drawn down $ 5 Million out of sanctioned loan and repaid $ 0.05 Million in FY 2021-22 and $ 0.1 Million in FY 2022-23. The Company has also entered into agreement for currency swap (from USD to INR) to fully hedge foreign currency exposure towards principal repayment and interest rate swap from floating to fixed.

(f) The term loans bear interest rate ranging from 7.20%
p
.a
 to 10.84%
p.a
 repayable in quarterly instalments within a tenor of 3 to 6 years after moratorium period ranging from 6 months to 2 years in certain cases.

(g). During the financial year 2021-22, Kotak Special Situations Fund (KSSF) subscribed to 2,00,00,000 (two crore) Series 1 Compulsorily Convertible Debentures (CCDs) with face value of
₹
 100 each amounting to ₹ 2,000 Million and 1% of 2,00,00,000 (two crore) Series 2 Compulsorily Convertible Debentures (CCD) with face value of
₹
100 each amounting to ₹ 200.

During the year under review, Kotak Special Situations Fund (KSSF) subscribed to additional 1,98,00,000 Series 2 Compulsorily Convertible Debentures (CCD) with face value of
₹
100 each amounting to ₹ 1,980 Million. Further, the Company has the option and right to require KSSF to acquire additional compulsory convertible debentures of the Company (“Additional CCDs”) in one or more tranches during FY 2023, FY 2024, FY 2025 or by October 1, 2026 for up to an aggregate subscription amount of ₹ 6,000 Million. The CCDs are secured by secondary charge over identified movable assets of Data Center facility.

These CCD's carry a coupon rate of 6%
p.a
payable
half-yearly.

The Tranche - I, CCDs shall be fully, mandatorily and compulsorily converted into equity shares by October 1, 2031 and the conversion ratio is decided based on the equity valuation as at March 31, 2023 as 0.8112.

Since the fixed to fixed test is satisfied as per IAS 32 the above CCDs are presented as Equity (refer note 1
6a
)

(h). The Company has adjusted the processing charges paid with respect to borrowings from borrowings from banks ₹ 185 Million (Previous year ₹ 114 Million)

(i). These bear interest rate ranging from 8.3%
p.a
to 10.50%
p.a
(Previous Year: 8.3%
p.a
to 10.50%
p.a
) and repayable over a period of 12 to 60 months on equated monthly / quarterly instalments.

(j). Of the above, facilities amounting to ₹ 1,659 Million (Previous Year : ₹ 1,655 Million), availed by the Company are primarily secured by way of pari-passu charge on the entire current assets of the Company to all working capital bankers under consortium.

(k). The above facilities amounting to ₹ 732 Million (previous year ₹ 591 Million), availed by the Company are primarily secured by way of pari-passu charge on the entire current assets of the Company to all working capital bankers under consortium.
l. The above facilities amounting to ₹ 715 Million (previous year ₹ 656 Million), availed by the Company are primarily secured by way of pari-passu charge on the entire current assets of the Company to all working capital bankers under consortium.

(l). In addition to the above, out of these loans repayable on demand
from banks,

(i) exposure amounting to ₹ 2,586 Million (previous year ₹ 2,222 Million) is secured collaterally by way of pari-passu charge on the unencumbered movable fixed assets of the Company, both present and future.

(ii) exposure amounting to ₹ 1,334 Million (previous year ₹ 1,072) is  secured collaterally by way of equitable mortgage over the properties at Tidel Park, Chennai, Vashi 6th floor, Vile Parle at Mumbai.

(iii) exposure amounting to ₹ 470 Million (previous year ₹ 680 Million) is collaterally secured by equitable mortgage over the land and building at Noida and also covered by WDV of specific movable fixed assets funded out of their Term loan (since closed) at Noida Data Center, Uttar Pradesh.

(iv) the exposure amounting to ₹ 876 Million (previous year ₹ 950 Million) is collaterally secured by equitable mortgage over the Vashi 5th floor property at Mumbai.
(m). Of fhe above, facilities amounting to ₹ Nil (previous year ₹ 250 Million) are primarily secured by way of pari-passu charge on current assets of the Company, both present and future.
(n). Of the above, facilities amounting to ₹ 374 Million (previous year ₹ 400 Million) are secured by way of pari-passu charge on current assets. Out of which  ₹ 25 Million (previous year ₹ 400 Million) has first pari-passu charge on unencumbered movable fixed assets of the Company.

(o). These working capital facilities bear interest ranging from 5.4% p.a. to 9.30% p.a . [Previous year: 5.4% p.a. to 9.45% p.a.] and these facilities are subject to renewal annually.
(p). The loans in the nature of Buyers Credit bear interest rate 0.67% p.a . to 1.10% p.a . (previous year 0.79% p .a . to 1.73% p.a . ).
( q ). The Company has adjusted the processing charges paid with respect to borrowings from borrowings from banks ₹ 53 Million (Previous year ₹ 56 Million)

20.	Trade and other payables

	March 31, 202 3	March 31, 202 2
Trade payables	9,227,928	4,969,507
Advance from customers	1,238,312	1,050,899
Accrued expenses	1,766,653	4,106,167
Other payables	612,665	1,210,313
	12,845,558	11,336,886

Financial liabilities included in trade and other payables	11,267,576	10,510,409

21.	Deferred income

	March 31, 202 3	March 31, 202 2
Contract liabilities
C urrent	1,972,483	1,792,342
N on - current	2,323,958	1,797,611

	4,296,441	3,589,953

22.	Revenue

	Year ended
	March 31, 202 3	March 31, 202 2	March 31, 2021
Rendering of services
Service revenue	29,967,698	25,329,497	21,718,351
Installation service revenue	482,246	330,129	317,395
	30,449,944	25,659,626	22,035,746
Sale of products	2,953,782	1,366,049	2,283,796
	33,403,726	27,025,675	24,319,542

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

The following table provides revenue expected to be recognized in the future related to performance obligation that are unsatisfied (or partially satisfied) at the reporting date:

To be recognized	Amount
Within one year	1,183,207
One to three years	848,399
Three years or more	1,438,237

24.	Cost of goods sold and services rendered

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

25.	Selling, general and administrative expenses

	Year ended
	March 31, 202 3	March 31, 202 2	March 31, 2021

Personnel expenses	2,045,942	1,734,944	1,512,934
Marketing and promotion expenses	256,688	120,057	72,398
Administrative and other expenses*#	3,431,004	3,088,574	2,961,424
	5,733,634	4,943,575	4,546,756
# Includes Contract associates costs
Attributable to cost of goods sold and services rendered	112,076	210,870	253,289
Attributable to selling, general and administrative expenses	25,892	113,591	49,353

26.	Personnel expenses

	Year ended
	March 31, 202 3	March 31, 202 2	March 31, 2021
Salaries and wages	4,122,783	3,291,605	2,827,234
Contribution to provident fund and other funds	263,593	189,207	163,781
Staff welfare expenses	50,305	56,295	30,151
Employee stock compensation expense	16,494	22,885	40,051
	4,453,175	3,559,992	3,061,217
Attributable to cost of goods sold and services rendered	2,407,234	1,825,048	1,548,282
Attributable to selling, general and administrative expenses	2,045,942	1,734,944	1,512,934

27.	Share-based payments

The Group had issued stock options under Associate Stock Option Plan (ASOP) 1999, ASOP 2000, ASOP 2002, ASOP 2005, ASOP 2007 and ASOP 2014.  The Compensation Committee grants the options on the basis of performance, criticality and potential of the employees as identified by the management. Each option entitles the holder to purchase one American Depository Share (ADS) at an exercise price determined by the Compensation committee on the date of the grant. There are no options outstanding in respect of ASOP 1999, ASOP 2000, ASOP 2002, ASOP 2005 and ASOP 2007 as of March 31, 2023. The plan details of ASOP 2014 are as follows:

Associate Stock Option Plan 2014

During July 2014, the shareholders of the Company approved a new scheme for allotment of shares to employees i.e. Associate Stock Option Plan 2014. 2,50,00,000 shares are reserved for this plan. Consequently 58,70,800 options were granted to the employees on January 20, 2015. The Company has granted additional 25,000, 1,95,000, 4,65,000, 72,20,000. 3,35,000, 1,50,000,  5,25,000 and 1,84,300 options to employees during the year 2022-23, 2021-22, 2020-21, 2019-20, 2018-19, 2017-18, 2016-17 and 2015-16 respectively.

The options vest in the following manner:

4,304,600 Options (Option Plan I):
3/5th of the options vest at the end of one year from the date of grant. The remaining 2/5th vests at the end of every half year during second and third years from the date of grant in four equal instalments

6,612,700 Options (Option Plan II):	2/5th of the options vest at the end of one year from the date of grant. The remaining 3/5th vests at the end of every half year during second, third and fourth years in six equal instalments
4,052,800 Options (Option Plan III):	2/5th of the options vest at the end of two years from the date of grant. The remaining 3/5th vests at the end of every half year during third, fourth and fifth years in six equal instalments.

The
stock options can be exercised within a period of twelve months from the date of last vesting.

As the number of stock options and the price of those options were made known to each allottee, the Plan has been considered as a fixed price grant. Stock option activity under the ASOP 2014 Plan is as follows:

	Number of options	Weighted average exercise price in ₹	Number of options	Weighted average exercise price in ₹	Number of options	Weighted average exercise price in ₹
No. of options granted, exercised and forfeited	202 3	202 3	202 2	202 2	202 1	202 1
Outstanding at the beginning of the year	7,232,978	87.82	7,780,278	86.13	11,056,100	70.90
Granted during the year	25,000	135.13	195,000	146.23	465,000	118.05
Forfeited during the year	(192,000)	89.64	(238,000)	85.24	(726,000)	81.43
Expired during the year	-	-	-	-	-	-
Exercised during the year	(93,000)	92.60	(504,300)	85.24	(3,014,822)	81.43
Outstanding at the end of the year	6,972,978	92.60	7,232,978	87.82	7,780,278	86.13
Exercisable at the end of the year	5,584,478	92.60	8,771,360	87.82	6,582,070	81.99

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

A summary of information about fixed price stock options outstanding with respect to ASOP 2014 is furnished below:

As at	Range of exercise price in ₹	Number outstanding on March 31	Weighted average exercise price in ₹	Weighted average remaining contractual life	Number exercisable on March 31	Weighted average exercise price In ₹
March 31, 2023	66.6 - 230.97	6,972,978	92.60	0.06-4.82 Years	5,584,478	92.60
March 31, 2022	57.66-230.97	7,232,978	87.82	0.8-4.58 Years	8,771,360	87.82
March 31, 2021	57.66 - 152.56	7,780,278	86.13	0.55 - 4.83 years	6,582,070	86.13

The assumptions used in Black Scholes model to arrive at the fair value on grant date for the options granted during the year are summarised below:

Grant date	Jan 24, 2023
Category	Category III
Current market price	150.14
Exercise price	135.13
Expected term	2-5 years
Volatility	56.67% to 87.91%
Dividend yield	12%
Discount rate	0.9%

28.	Financial income and expense

	Year ended
	March 31, 2023	March 31, 202 2	March 31, 2021
Interest income on bank deposits	82,675	45,060	56,134
Others	140,230	28,517	116,185
Finance income	222,905	73,577	172,319
Interest expense on lease obligations	191,911	185,092	-
Bank charges (including letter of credit, bill discounting and buyer’s credit charges)	147,117	107,834	62,160
Interest expense on borrowings	1,313,494	805,170	900,496
Finance expense	(1,652,522)	(1,098,096)	(962,656)
Net finance income / (expense) recognized in profit or loss	(1,429,617)	(1,024,519)	(790,337)

29.	Earnings per share

The calculation of basic earnings per share for the years ended March 31, 2023, 2022, and 2021 is based on the profit / (loss) attributable to ordinary shareholders of ₹674,522, ₹1,257,945, and ₹1,531,862 respectively and a weighted average number of shares outstanding of 182,803,189, 182,468,672, and 179,533,536 respectively, calculated as follows:

	Year ended
	March 31, 2023	March 31, 202 2	March 31, 2021
Net profit – as reported	674,522	1,257,945	1,531,862

Weighted average number of shares – basic	182,803,189	182,468,672	179,533,536
Basic earnings per share	3.69	6.89	8.53

Weighted average number of shares – diluted	185,672,592	187,016,037	181,216,005
Diluted earnings per share	3.63	6.73	8.45

Weighted average number of ordinary shares basic

	Year ended March 31,
	2023	202 2	2021
Issued fully paid ordinary shares on April 01	182,742,369	182,238,069	179,223,247
Effect of shares issued on exercise of stock options	60,820	230,603	310,289
Effect of partly paid shares	-	-	-
Weighted average number of equity shares and equivalent shares outstanding	182,803,189	182,468,672	179,533,536

Weighted average number of ordinary shares diluted

	Year ended March 31,
	2023	202 2	2021
Weighted average number of ordinary shares (basic)	182,803,189	182,468,672	179,533,536
Effect of stock options (Note 1)	2,869,403	4,547,365	1,682,469
Weighted average number of equity shares outstanding (diluted)	185,672,592	187,016,037	181,216,005

Note 1:
The Company has issued Associate Stock Options of which  69,72,978  (Previous year : 72,32,978) options are outstanding as at March 31, 2023. These could potentially dilute basic earnings per share in future. Refer Note (
27
).

30.	Segment reporting

The operating segments of the Group has been reclassified in the previous year with effect from April 1, 2021 pursuant to the business reorganization
done in the 2020-21 pursuant to Business Transfer Agreement (BTA) dated January 28, 2021. Consequently, Group's operating segments are as follows:

a. Network centric services	Consists of domestic data, international data, wholesale voice

b. Data Center Services	Consists of co-location services, cross connects and other allied managed services

c. Digital Services	Consists of Cloud and Managed Services, Network Managed Services, Applications Integration Services, Technology Integration Services

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

A significant part of the Property, plant and equipment used in the Group’s business are not identifiable exclusively to any of the reportable segments and can be used interchangeably between segments. Management believes that it is not feasible to provide segment disclosures relating to total assets since a meaningful segregation of the available data is onerous.

The Group’s operating segment information for the years ended March 31, 2023, 2022
 and
 2021 are presented below:

Year ended March 31, 20
23

	Network- centric Services	Data Center Services	Digital Services	Total
	(A)	(B)	(C )	(D) = (A)+(B)+(C)

External Customers	13,290,510	10,125,610	9,987,606	33,403,726
Intersegment Revenues	-	87,749	219,754	307,503
Operating expenses *	(11,125,798)	(6,085,634)	(9,899,113)	(27,110,545)
Intersegment Expenses	(250,085)	-	(57,418)	(307,503)
Segment operating income / (loss)	1,914,627	4,127,725	250,829	6,293,181
Unallocated expenses:
Support Service Unit Costs				(149,607)
Depreciation and amortization				(3,971,865)
Other income / (expense), net				131,840
Finance income				222,905
Finance expenses *				(1,505,433)
Profit / (loss) before tax				1,021,021
Income tax (expense) / benefit				(346,499)
Profit / (loss) for the year				674,522

*Bank charges of ₹ 147,089 ($ 1,789) has been allocated to respective segments in operating expenses

Year
ended March 31, 20
22

	Network- centric Services	Data Center Services	Digital Services	Total
	(A)	(B)	(C )	(D) = (A)+(B)+(C)

Segment revenue	12,011,178	7,494,395	7,520,102	27,025,675
Intersegment Revenues	-	87,753	220,468	308,221
Allocated segment expenses	9,880,381	4,297,871	6,702,094	20,880,346
Intersegment Expenses	250,803	-	57,418	308,221
Segment operating income / (loss)	1,879,994	3,284,277	981,058	6,145,329
Unallocated expenses:
Support Service Unit Costs				(105,285)
Depreciation and amortization				(3,298,047)
Other income / (expense), net				130,728
Finance income				73,577
Finance expenses				(1,098,096)
Profit / (loss) before tax				1,848,206
Income tax (expense) / benefit				(590,261)
Profit / (loss) for the year				1,257,945

Year
ended March 31, 20
21

	Network- centric Services	Data Center Services	Digital Services	Total
	(A)	(B)	(C )	(D) = (A)+(B)+(C)

Segment revenue	10,939,620	5,540,937	7,838,985	24,319,542
Intersegment Revenues	-	87,753	225,506	313,259
Allocated segment expenses	8,878,254	3,029,653	7,231,665	19,139,572
Intersegment Expenses	255,841		57,418	313,259
Segment operating income / (loss)	1,805,525	2,599,036	775,408	5,179,970
Unallocated expenses:
Support Service Unit Costs				(109,718)
Depreciation and amortization				(2,835,632)
Other income / (expense), net				155,993
Finance income				172,319
Finance expenses				(962,656)
Profit / (loss) before tax				1,600,276
Income tax (expense) / benefit				(68,414)
Profit / (loss) for the year				1,531,862

Geographic segments

The Group has two geographic segments India and rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

Description	India	Rest of the world	Total
Revenues
Year ended March 31, 2023	27,349,352	6,054,374	33,403,726
Year ended March 31, 2022	22,399,400	4,626,275	27,025,675
Year ended March 31, 2021	20,292,816	4,026,726	24,319,542

The Group does not disclose information relating to non-current assets located in India and rest of the world as the necessary information is not available and the cost to develop it would be excessive.

During the year under review revenue from one customer of the Group's Data center services segment is ₹ 3,852 million which is more than 10% of the Group's total revenue.

31.	Contingencies

a)	Claims against the Group not acknowledged as debts include demands from Indian Income Tax authorities for payment of tax amounting to ₹ Nil (previous year: ₹ Nil).

b)	Contingencies due to certain Service Tax claims as at March 31, 2023 amounted to ₹ 416 million (previous year: ₹ 416 million).

c)	Contingencies due to certain Sales Tax claims as at March 31, 2023 amounted to ₹ 226 million (previous year: ₹ 226 million)*.

d)
The Group is subject to legal proceedings and claims which are arising in the ordinary course of business. The management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have material and adverse effect on the Group's results of operations or financial conditions.

*Out
of the above, an amount of ₹1.8 million has been paid under protest.

Put	Option:

Sify Infinit Spaces Limited (SISL), wholly owned subsidiary of the company has issued Compulsorily Convertible Debentures (CCD) to Kotak Special Situations Fund (KSSF) with initial subscription of ₹ 2,020
m
illion
with subsequent subscription of ₹ 1,980
million
during the year 2021-2022 and 2022-23 and an option to require additional ₹ 6,000 million
. This Debenture Subscription Agreement is supplemented by a Put Option Agreement with the Company to ensure KSSF has protective rights in case there is contract breach or conditions for conversion is not met over the term of the instrument..

Europe	India Gateway:

The Group has entered into a contract with Emirates Integrated Telecom (‘the Emirates’) for the construction and supply of undersea cable capacity from the Europe India Gateway. As per the contract with Emirates, the Group is required to pay its share of decommissioning costs, if any, that may arise in the future. No provision has been made by the Group for such decommissioning costs as the amount of provision cannot be measured reliably as of March 31, 2023. The capacity under the mentioned facility would be upgraded over a period of time.

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

As of March 31, 2023, the company is holding
NIL
(previous year : 27) licenses with a corresponding export obligation of
NIL
million (previous year : ₹ 2,453 million). Considering the track record of the exports, the Company believes it would be able to meet the export obligation within the time frame and would not be exposed to any liability on account of the above scheme.

Legal proceedings

a)	Proceedings before Department of Telecommunication

(i)	License fees

TDSAT has by its Order dated 28.02.2022 quashed the demands made by D
O
T seeking license fee, interest on license fee, penalty & interest on penalty on the revenue accruing from other businesses other than the licensed based activities from 2005-06 onwards.  This Order was passed in favor of one of the Service Provider having similar line of business and the D
O
T is yet to prefer appeal before Supreme Court.

The Company has been paying AGR on the licensed based 166
a
ctivities
and challenged the demands made by
DOT
on the revenue arising from other Business activities (Non Licensed businesses) and the petitions are pending before Madras High Court.

Supreme Court had by its Order dated 10.06.2020, accepted the stand of the
DOT
that the licenses of PSUs are different and the judgement of 24.10.2019 could not be made the basis for raising demands against PSUs as they are not in the actual business of providing Mobile Services to the General Public. Sify also has licenses similar to PSU. TDSAT also held that there is no scope to differentiate between 2 sets of licensees (PSU & Others) having same or similar licenses only on the basis of ownership, private or public. The statutory rights and liabilities must remain the same for both the classes in so far as they arise from the licenses/agreements under consideration.

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
DOT
contended that all the income of the company irrespective of the business was required to be considered as part of
‘
income
’
for the purpose of calculation of the license fee. The company filed a Writ Petition before the
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

The Company which had approached the Hon’ble High Court of Madras (Court) in 2013 by filing a writ petition prohibiting Department of Telecommunications (DOT) from levying a license fee on non-licensed activities obtained stay of the demands. The Hon’ble Court restrained DoT from recovering the license fee in respect of non- telecom activities and the case is pending for hearing

The Company believes that it has adequate legal defenses against the demand raised by DoT and that the ultimate outcome of these actions will not have a material adverse effect on the Company
’
s financial position and result of operations. ISPAI, association representing the internet service providers including the company issued a letter to DoT stating that the Hon’ble Supreme Court judgement dated 24.10.2019 is not applicable to Internet Service Providers and the license conditions are different.

The Company which had received notices for earlier years from DoT claiming Licence fee on the total Income (including income from Non Licensed activities) has already responded to these notices stating that licence fees are not payable on income from non-licensed activities. The Company believes that it has adequate legal defenses against these notices and that the ultimate outcome of these actions may not have a material adverse effect on the Company
’
s financial position and result of operations.

DoT in its written submission made before the Hon’ble Supreme Court had clearly mentioned that non telecom revenue would stand excluded from the purview of the gross revenue. In 2017, the Hon’ble Tripura High Court held that Service Providers are not liable to pay license fee on the income accruing from other businesses.

(ii) The present license for ISP under Unified License issued by DOT on June 2, 2014 provides for payment of License fee on pure internet services. However, the Company through Internet Service Providers Association of India (ISPAI) challenged the said clause before TDSAT and has not made payment in this regard. TDSAT setaside the demand made by the DoT and passed the order in favour of the ISP. DoT has challenged the Order of the TDSAT and the appeal is pending before Supreme Court. The Company has appropriately accounted for any adverse effect that may arise in this regard in the books of account. However TDSAT by its order dated 18.10.2019 held that license fee is not chargeable on the Internet Service Providers. DoT has filed appeal before Supreme Court and the appeal is pending for final hearing. However the company has started paying AGR on pure internet effective from 01.04.2022 pursuant to the notification issued by DoT.

b) The company is party to additional legal actions arising in the ordinary course of business. Based on the available information as on March 31, 2023, the Company believes that it has adequate legal defences for these actions and that the ultimate outcome of these actions will not have a material adverse effect on the Company's financial position and results of operations.

c) The Company has received an order passed under section 7A of the Employees Provident Fund & Miscellaneous Provisions Act, 1952 from Employees Provident Fund Organisation (EPFO) claiming provident fund contribution aggregating to ₹ 6.4 million
on special allowances paid to employees. The company has filed a writ petition before High court of Madras and obtained the stay of demand. In February 2019, the Supreme Court held, in a similar case, that Special allowances paid by the employer to its employee will be included in the scope of basic wages and subject to provident fund contribution.  However, the Supreme Court has not fixed the effective date of order

d) During the financial year 2019-20, Directorate General of Goods and Services Tax Intelligence (DGGI) did an inspection based on the analysis of service tax returns filed by the company in the past. The company has been categorizing
services relating to e-Learning and Infrastructure Management Services provided to foreign customers billed in convertible foreign currency under OIDAR services while filing its half-yearly service tax return. However, based on the Place of Provision of Services Rules then applicable under the Finance Act, 1994, Service Tax has to be paid for OIDAR services provided to foreign customers even if the conditions for qualifying as export of services are met. Hence, the DGGI contended that Service Tax should be paid on the services classified as OIDAR services in the returns. The total contended during the period April 2014 to November 2016 of Service Tax was ₹ 161.8
million
and the Interest & Penalty as applicable. The company believes that the services relating to e-learning and infrastructure management services will not fall under OIDAR services and also the activities covered under E-learning and IMS does not meet the conditions for taxation under the provisions applicable as OIDAR and hence there is no liability. However, during the investigation, the Company has paid ₹ 64.6 million
under protest to continue the proceeding with the relevant adjudicating authorities. Thereafter, the DGGI has issued Show Cause Notice and the company has replied on the same. The matter is pending with the Adjudicating Authority. The company believes that no provision is required to be made against this demand.

32.	Related party transaction:

The related parties where control / significant influence exists are subsidiaries and associates. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director whether executive or otherwise. Key management personnel include the board of directors and other senior management executives. The other related parties are those with whom the Group has had transaction during the years ended March 31, 2023, 2022 and 2021are as follows:

		% of Ownership interest
Particulars	Country of incorporation	March 31, 20 23	March 31, 20 22
Holding Company
Infinity Satcom Universal Private Limited	India
Raju Vegesna Infotech & Industries Private Limited (Subsidiary of Infinity Satcom Universal Private Limited)	India
Ramanand Core Investment Company Private Limited (Subsidiary of Raju Vegesna Infotech & Industries Private Limited)	India
Subsidiaries
Sify Technologies (Singapore) Pte. Limited	Singapore	100	100
Sify Technologies North America Corporation	USA	100	100
Sify Data and Managed Services Limited	India	100	100
Sify Infinit Spaces Limited	India	100	100
Sify Digital Services Limited	India	100	100
Print House (India) Private Limited	India	100	100
Patel Auto Engineering Private Limited	India	100	-
Trust controlled by KMP:	India
Raju Vegesna Foundation

The following is a summary of the related party transactions for the year ended March 31, 2023:

Transactions	Holding Company	Others	Key Management Personnel
Consultancy services received	-	-	300
Sitting fees paid	-	-	2,200
Salaries and other short term benefits*	-	-	55,930

Contributions to defined contribution plans*	-	-	2,151
Share based payment transactions*	-	-	1,901
Lease rentals paid**	1,369	8,054	-
CSR Contribution made	-	24,390	-
Amount of outstanding balances
9% Cumulative Non-convertible preference shares#	-	500,000	-
Advance lease rentals and refundable deposits made**	-	5,600	-
Lease rentals payable**	114	685	-

All transactions between Sify Technologies Limited and its subsidiaries up to March 31, 2023 of this Annual Report have been in the ordinary course of business

The following is a summary of the related party transactions for the year ended March 31, 2022:

Transactions	Holding Company	Associates	Others	Key Management Personnel
Consultancy services received	-	-	-	300
Sitting fees paid	-	-	-	2,000
Salaries and other short term benefits*	-	-	-	56,006
Contributions to defined contribution plans*	-	-	-	1,850
Share based payment transactions*	-	-	-	4,507
Lease rentals paid**	1,369	-	7,220	-
Preference shares issued#	-	-	500,000	-
Dividend paid	-	-	-	-
CSR Contribution made	-	-	13,220	-
Advances given	-		-	-
Amount of outstanding balances
Advance lease rentals and refundable deposits made**	-	-	5,600	-
Lease rentals payable**	200	-	600	-

The following is a summary of the related party transactions for the year ended March 31, 2021:

Transactions	Holding Company	Associates	Others	Key Management Personnel
Consultancy services received	-	-	-	300
Sitting fees paid	-	-	-	1,380
Salaries and other short term benefits*	-	-	-	41,135
Contributions to defined contribution plans*	-	-	-	1,619
Share based payment transactions*	-	-	-	11,242
Lease rentals paid**	1,220	-	7,160	-
Preference shares issued#	-	-	500,000	-
Dividend paid	-	-	-	-
Advances given	-	-	-	-
Amount of outstanding balances
Advance lease rentals and refundable deposits made**	-	-	5,560	-
Lease rentals payable**	135	-	710	-

* Represents salaries and other benefits of Key Management Personnel comprising of Mr. Kamal Nath - Chief Executive Officer (Sify Technologies Limited), Mr. M P Vijay Kumar – Whole Time Director and Chief Financial Officer and Mr. C R Rao - Chief Operating Officer.

**During the year 2011-12, the Group had entered into a lease agreement with M/s Raju Vegesna Infotech and Industries Private Limited, the holding Group, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 0.075 million (Rupees Seventy Five Thousand) per month. Subsequently, the Group entered into an amendment agreement with effect from April 1, 2013, providing for automatic renewal for a further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years. Subsequently on account of expiry of the said agreement, the Group entered into a fresh agreement for a period of three years effective February 01, 2021 on a rent of ₹ 0.114 million (Rupees One Lakh Fourteen Thousand Only) per month.
During the year 2011-12, the Group had also entered into a lease agreement with M/s Raju Vegesna Developers Private Limited, a Group in which Mr Ananda Raju Vegesna, the then Executive Director of the Group and Mr Raju Vegesna, Chairman and Managing director of the Group exercise significant influence, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 0.030 million (Rupees Thirty Thousand) per month. The agreement provides for the automatic renewal for further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years.Subsequently on account of expiry of the said agreement, the Group entered into a fresh agreement for a period of three years effective February 01, 2021 on a rent of ₹ 0.046 million (Rupees Forty Six Thousand) per month..

During the year 2010-11, the Group had entered into a lease agreement with Ms Radhika Vegesna, daughter of Mr Anand Raju Vegesna, the then Executive Director of the Group, to lease the premises owned by her for a period of three years effective June 1, 2010 on a rent of ₹ 0.3 million
(Rupees Three Lakhs) per month and payment of refundable security deposit of ₹ 2.6 million
. This arrangement will automatically be renewed for a further period of two blocks of three years with all the terms remaining unchanged. Subsequently on account of expiry of the said agreement, the Group entered into a fresh agreement for a period of three years effective June 1, 2019 on a rent of ₹ 0.556 million
(Rupees Five Lakhs Fifty Six Thousand) per month and payment of additional refundable security deposit of ₹ 3.0 million
. This arrangement will automatically be renewed for a further period of two blocks of three years with all the terms remaining unchanged.

# ₹ 500 million towards Cumulative Non-convertible Redeemable preference shares issued by Print house (India) Private limited to Ramanand Developers private limited with the tenure of 20 years from the date of allotment which will carry a preferential dividend of 9% per annum, payable till redemption.

33.	Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by each category as of March 31, 2023 were as follows:

Particulars	Note	Financial assets/ liabilities at amortised costs	Financial assets / liabilities at FVTPL	Financial assets / liabilities at FVTOCI	Total carrying value	Total fair value
Assets
Cash and cash equivalents	8	4,845,233	-	-	4,845,233	4,845,233
Other assets	10	850,261	-	-	850,261	850,261
Trade receivables	13	11,345,542	-	-	11,345,542	11,345,542
Derivative financial instruments	13	-	25,263	-	25,263	25,263
Other investments	15	372,000	-	671,020	1,044,020	1,044,020
Liabilities
Bank overdraft	8	951,466	-	-	951,466	951,466
Lease liabilities	7	2,451,179	-	-	2,451,179	2,451,179
Other liabilities	18	19,877	-	-	19,877	19,877
Borrowings from banks	19	14,982,750	-	-	14,982,750	14,982,750
Borrowings from others	19	2,045,239	-	-	2,045,239	2,045,239
Trade and other payables	20	11,267,576	-	-	11,267,576	11,267,576
Derivative financial liabilities	20	-	-	-
Other financial liabilities		2,059,524	-	-	2,059,524	2,059,524
6% Compulsory Convertible Debentures		2,000,000	-	-	2,000,000	2,000,000
9% Cumulative Non-convertible preference shares		500,000	-	-	500,000	500,000

The carrying value and fair value of financial instruments by each category as of March 31, 2022 were as
follows:

Particulars	Note	Financial assets/ liabilities at amortised costs	Financial assets / liabilities at FVTPL	Financial assets / liabilities at FVTOCI	Total carrying value	Total fair value
Assets
Cash and cash equivalents	8	4,574,013	-	-	4,574,013	4,574,013
Other assets	10	447,940	-	-	447,940	447,940
Trade receivables	13	10,784,668	-	-	10,784,668	10,784,668
Other receivables	13	29,869	-	-	29,869	29,869
Other investments	15	474,340	-	1,710	476,050	476,050
Liabilities
Bank overdraft	8	371,995	-	-	371,995	371,995
Lease liabilities	7	2,207,403	-	-	2,207,403	2,207,403
Other liabilities	18	60,742	-	-	60,742	60,742
Borrowings from banks	19	7,379,680	-	-	7,379,680	7,379,680
Borrowings from others	19	5,000,511	-	-	5,000,511	5,000,511
Trade and other payables	20	10,510,409	-	-	10,510,409	10,510,409
Derivative financial liabilities	20	-	-	-
6% Compulsory Convertible Debentures		2,000,000	-	-	2,000,000	2,000,000
9% Cumulative Non-convertible preference shares		500,000	-	-	500,000	500,000

Details of financial assets hypothecated as collateral

The carrying amount of financial assets as at March 31, 2023 and 2022 that the Group has provided as collateral for obtaining borrowings and other facilities from its bankers are as follows:

	As of
	March 31, 2023	March 31, 202 2
Cash and cash equivalents	1,194,786	4,304,700
Trade receivables	4,078,466	10,991,295
	5,273,252	15,295,995

Derivative financial instruments

(a)	Forwards and options
Foreign exchange forward contracts and options are purchased to mitigate the risk of changes in foreign exchange rates associated with certain payables, receivables and forecasted transactions denominated in certain foreign currencies. These derivative contracts do not qualify for hedge accounting under IFRS 9 and are initially recognized at fair value on the date the contract is entered into and subsequently re-measured at their fair value. Gains or losses arising from changes in the fair value of the derivative contracts are recognized immediately in profit or loss. The counterparties for these contracts are generally banks or financial institutions. The following table gives details in respect of the notional amount of outstanding foreign exchange contracts as at March 31, 2023 and 2022

As of
	March 31, 20 23	March 31, 2022
Forward contracts
In U.S. Dollars (Sell)	-	-
In U.S. Dollars (Buy)	-	-

The Company recognized a net loss on the forward contracts of ₹ (1,387) (March 31, 2022: ₹ 2,206 – Net gain) for the year ended March 31, 2023.

The forward exchange contracts and option contracts mature between one and twelve months. The table below summarizes the notional amounts of derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

As of
	March 31, 202 3	March 31, 20 22
Buy:	(US $)	(US $)
Not later than one month	-	-
Later than one month and not later than three months	-	-
Later than three months and not later than six months	-	-
Later than six months and not later than one year	-	-

(b)	Cross Currency Swap:

The Group has entered into Cross Currency Swaps in order to hedge the cash flows arising out of the Principal and Interest payments of the underlying External Commercial Borrowing denominated in USD. The period of the swap contracts is co terminus with the period of the underlying ECB. As per the terms of the arrangement, the Company shall pay INR fixed and receive fixed USD principal and interest cash flows during the term of the contract. The swap arrangement is marked to market at the end of every period and losses are recognised in the Statement of Income. The swap contracts outstanding balances as on March 31, 2023 and March 31, 2022 is as follows.

Particulars	Value of the outstanding INR term loan	Value of the outstanding USD principal	Mark to Market losses/ (gain)
Tranche 1	102,900	USD 1,400	-
Tranche 2 (Undrawn)	154,350	USD 2,100	-
Total	257,300	USD 3,500	-

Particulars	Value of the outstanding INR term loan	Value of the outstanding USD principal	Mark to Market losses/ (gain)
Tranche 1	132,300	USD 1,800	-
Tranche 2 (Undrawn)	198,450	USD 2,700	-
Total	330,750	USD 4,500	-

The maturity of these contracts extends for five years and six months. The table below summarizes the cash flows (principal) of these derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

Particulars	As at		As at
	'March 31, 2023		'March 31, 2022
	Payable (USD)	Receivable (INR)	Payable (USD)	Receivable (INR)
Less than 1 year	1,000	73,500	1,000	73,500
One to two years	1,000	73,500	1,000	73,500
Two to three years	1,000	73,500	1,000	73,500
Three to four years	500	36,800	1,000	73,500
Four to five years	-	-	500	36,800
More than five years	-	-	-	-
Total cash flows	3,500	257,300	4,500	330,750

The Group recognized a net loss on the cross currency swaps of  ₹ Nil [Previous year : ₹ Nil for the year ended March 31, 2023.

(c)	Interest Rate Swap:

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

The maturity of these contracts extends for five years and six months. The table below summarizes the cash flows (interest) of these derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

	As of
	March 31, 202 3		March 31, 2022
	Receivable (US $)	Payable (US $)	Receivable (US $)	Payable (US $)

Less than 1 year	279	20,507	367	26,999
One to two years	189	13,916	279	20,507
Two to three years	101	7,375	189	13,916
Three to four years	*	1,237	101	7,375
Four to five years	-	-	*	1,236
More than five years	-	-	-	-
Total cash flows	569	43,035	936	70,033

* Amount below rounding off norm adopted by the Group

Total notional amount outstanding as of March 31, 202
3
is US $ 3,500 (March 31, 20
22
: US $ 4,500)
.

Net gain on account of interest rate swaps amount to ₹ 25,263 for the year ended March 31, 202
3
(March 31, 20
22
: ₹ 16,879 – Net gain).

Fair value measurements:

The details of assets and liabilities that are measured on fair value on recurring basis are given below:

	Fair value as of March 31, 2023			Fair value as of March 31, 2022
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Derivative financial assets – gain on outstanding forward/options contracts	-	-	-	-	-	-
Liabilities
Derivative financial liabilities – loss on outstanding forward/options contracts	-	-	-	-	-	-
Derivative financial liabilities - loss on outstanding cross currency swaps	-	-	-	-	-	-
Derivative financial liabilities - loss on outstanding interest rate swaps	-	-	25,263	-	-	16,879

•	Level 1 – unadjusted quoted prices in active markets for identical assets and liabilities.
•	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
•	Level 3 – unobservable inputs for the asset or liability.

Interest income/ (expenses), gains/ (losses) recognized on financial assets and liabilities

Recognized in profit or loss
	Year ended
	March 31, 2023	March 31, 202 2	March 31, 2021
Financial assets at amortised cost
Interest income on bank deposits	82,675	45,060	56,134
Interest income from other financial assets	55,511	28,517	26,700
Impairment loss of trade receivables	(371,890)	(433,723)	(755,495)

Financial assets at fair value through profit or loss
Net change in fair value of derivative financial instruments gain/(loss)	(25,263)	(16,879)	8,079

Financial liabilities at amortised cost
Interest expenses on lease obligations	(191,911)	(185,092)	(178,300)
Interest expenses on borrowings from banks, others and overdrafts	(1,313,494)	(805,170)	(714,121)

34.	Financial Risk Management

The Group has exposure to the following risks from its use of financial instruments:
•	Credit risk
•	Liquidity risk
•	Market risk

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

Trade and other receivables

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. Management considers that the demographics of the Group’s customer base, including the default risk of the industry and country in which customers operate, has less of an influence on credit risk. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the credit worthiness of the customers to which the Group grants credit terms in the normal course of the business.

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
to
hedge such risks in case of need.

Exposure to credit risk

The gross carrying amount of financial assets, net of any impairment losses recognized represents the maximum credit exposure. The maximum exposure to credit risk as of March 31, 2023 and 2022 was as follows:

	March 31, 2023	March 31, 202 2
Cash and cash equivalents	3,650,446	3,781,978
Restricted Cash	1,194,787	792,035
Other assets	825,037	431,052
Trade receivables	11,345,542	10,784,668
Other receivables	100,681	29,869
Other investments	1,044,020	476,050
	18,160,513	16,295,652

Impairment for financial assets

Allowances for impairment for trade receivables have been provided based on Expected Credit Loss Method adopting a simplified approach provided in IFRS 9. The ag
e
ing analysis of trade receivables has been considered from the due date
for the practical expedient
. The ageing of trade receivables, net of allowances, is given below:

Period (in days)	March 31, 2023	March 31, 202 2
Less than 365 days	10,872,340	9,972,651
More than 365 days	473202	812,017
	11,345,542	10,784,668

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

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As of March 31, 20 23
	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years	>5 years
Non-derivative financial liabilities
Bank overdrafts	951,504	951,504	951,504	-	-	-
6% Compulsory Convertible Debentures	2,000,000	2,160,000	240,000	480,000	480,000	960,000
9% Cumulative Non-convertible preference shares	500,000	500,000	-	-	-	500,000
Lease liabilities	2,451,179	5,703,330	585,790	788,588	555,216	3,773,736
Other liabilities	2,059,500	2,059,500	2,039,600	19,900	-	-
Borrowing from banks	14,982,750	19,853,900	5,680,600	5,755,100	4,800,000	3,618,200
Borrowings from others	2,045,239	2,361,800	748,900	1,149,400	463,500	-
Trade and other payables	9,227,900	9,227,900	9,227,900	-	-	-
	34,218,072	42,817,934	19,474,294	8,192,988	6,298,716	8,851,936

As of March 31, 20 22
	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years	>5 years
Non-derivative financial liabilities
Bank overdrafts	371,995	371,995	371,995	-	-	-
Lease liabilities	2,207,403	4,281,949	507,037	733,287	430,022	2,611,603
Other liabilities	60,742	60,742	60,742	-	-	-
Borrowing from banks	10,400,424	11,485,975	6,706,849	2,832,392	1,499,683	447,051
Borrowings from others	4,479,774	3,853,303	1,106,150	1,042,525	719,827	984,800
Trade and other payables	10,510,409	10,510,409	10,510,409	-	-	-
	28,030,747	30,564,373	19,263,182	4,608,204	2,649,532	4,043,454

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

The Group’s exposure to foreign currency risk as of March 31, 2023 was as follows:
All amounts in respective currencies as mentioned (in thousands)
	US $	AUD	CHF	EUR	GBP	DHS	HK $	SG $
Cash and cash equivalents	405	-	-	44	69	-	-	-
Trade receivables	28,052	-	-	411	85	-	-	-
Trade payables	(28,575)	-	-	(250)	(34)	(27)	-	-
Foreign currency loan	(6,059)	-	-	-	-	-	-	-
Net balance sheet exposure	(6177)	-	-	205	120	(27)	-	-

The Group’s exposure to foreign currency risk as of March 31, 2022 was as follows:
All amounts in respective currencies as mentioned (in thousands)
	US $	AUD	CHF	EUR	GBP	DHS	HK $	SG $
Cash and cash equivalents	3,435	-	-	16	51	-	-	-
Trade receivables	29,093	-	-	222	85	-	-	-
Trade payables	(16,369)	-	-	(196)	(16)	(27)	(4)	-
Foreign currency loan	(9,389)	-	-	-	-	-	-	-
Net balance sheet exposure	6770	-	-	42	120	(27)	(4)	-

All amounts in respective currencies as mentioned (in thousands)

Sensitivity analysis

A 10% strengthening of the rupee against the respective currencies as of March 31, 2023 and 2022 would have increased / (decreased) other comprehensive income and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2022.

	Other comprehensive income	Profit or ( loss)
March 31, 2023	-	(47,755)

March 31, 2022	-	(52,815)

A 10% weakening of the rupee against the above currencies as of March 31, 2023 and 2022 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Interest Rate Risk:
Interest rate risk is the risk that an upward movement in interest rates would adversely affect the borrowing costs of the group.

Profile
At the reporting date the interest rate profile of the Group’s interest –bearing financial instruments were as follows:
	Carrying amount
	March 31, 202 3	March 31, 202 2
Fixed rate instruments
Financial assets
- Fixed deposits with banks	2590,530	1,905,131
- Investment in debt securities	372,000	211,537

Financial liabilities
- Borrowings from banks	240,962	173,184
- Borrowings from others	4,773,718	4,781,393
Variable rate instruments
Financial liabilities
- Borrowings from banks	14,741,788	10,227,240
- Bank overdrafts	951,504	371,995

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

Cash flow sensitivity for variable rate instruments

An increase of 100 basis points in interest rates at the reporting date would have increased / (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis has been performed on the same basis as 2022.

	Equity	Profit or (loss)
March 31, 2023	-	(12,185)
March 31, 2022	-	(69,438)

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

As of March 31, 2023, entities affiliated with our CEO, Chairman and Managing Director, Raju Vegesna, beneficially owned approximately
84.26%
of our outstanding equity shares.

36.	Corporate Social Responsibility (CSR) expenditure

Section 135 of the Companies Act, 2013, requires Company to spend towards Corporate Social Responsibility (CSR).
The Company is expected to spend ₹
33,090
towards CSR in compliance of this requirement. A sum of ₹
33,090
has been spent during the current year towards CSR activities as per details given below.
	Amount (₹)
Organization	March 31, 2023	March 31, 2022
VIRRD Trust, Dwarakha Tirumala	-	10,000
Voluntary Health Services Hospital, Taramani	1,800	2,000
Raju Vegesna Foundation, Visakapatanam	24,390	13,220
Shree Anand Charitable Trust, Mumbai	2,500	2,500
Sri Hanuman Mani Education & Culture Trust	800	500
Dr Ambedkar Yuvajana Sangham Trust		400
CHILD (Project Sakthi)	800	-
Guided Fortune Samirti	2,500	-
Nayaki vidya mandir school	300	-
Total	33,090	28,620

37.	Capital Management
The Group's capital comprises equity share capital, share premium, and other equity attributable to equity holders. The primary objective of Group's capital management is to maximize shareholders value. The Group manages its capital and makes adjustment to it in light of the changes in economic and market conditions. The Group does so by adjusting dividend paid to shareholders. The total capital as on March 31, 2023 is  ₹ 17,145,688 (Previous Year: ₹ 14,476,203
)
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

2.5	Subscription Agreement dated November 10, 2005 between Sify Technologies Limited and Infinity Capital Ventures, LP. (8)
2.6	Standstill Agreement dated November 10, 2005 by and among Sify Technologies Limited, Infinity Capital Ventures, LP and Mr Raju Vegesna. (8)
2.7	Shareholders’ Agreement dated December 20, 2005 between Sify Technologies Limited, Infinity Satcom Universal (P) Limited, and Sify Communications Limited (erstwhile subsidiary). (9)
2.8	Shareholders’ Agreement dated November 25, 2005 between Sify Technologies Limited and Man Financial. (10)
4.1	Associate Stock Option Plan 2000 (5)
4.2	Associate Stock Option Plan 2002 (5)
4.3	Associate Stock Option Plan 2005 (11)
4.4	Associate Stock Option Plan 2007 (13)
4.5	Associate Stock Option Plan 2014 (17)
4.6	Form of Indemnification Agreement. (6)
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

8.1	List of Subsidiaries.
11.1	Code of Conduct and Conflict of Interest Policy (5)
12.1	Rule 13a-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a) Certification of Chief Financial Officer
13.1	Section 1350 Certification of Chief Executive Officer
13.2	Section 1350 Certification of Chief Financial Officer
15.1	Consent of Manohar Chowdhry & Associates in respect of the Sify Technologies Limited
15.2	Consent of ASA & Associates LLP in respect of the Sify Technologies Limited
15.3	Letter regarding the Change in Registrant’s Certifying Accountant.

(1)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.
(2)	Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Commission on October 4, 1999 and incorporated herein by reference.
(3)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.
(4)	Previously filed as an exhibit to the Registration Statement on Form F-6 filed with the Commission on May 11, 2009 and incorporated herein by reference.
(5)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 29, 2004 and incorporated herein by reference.
(6)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-1 filed with the Commission on October 13, 1999 and incorporated herein by reference.
(7)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 30, 2004 and incorporated herein by reference.
(8)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 21, 2005 and incorporated herein by reference.
(9)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 7, 2005 and incorporated herein by reference.
(10)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 23, 2005 and incorporated herein by reference.

(11)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 30, 2006 and incorporated herein by reference.
(12)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on April 14, 2008 and incorporated herein by reference.
(13)	Previously filed as an exhibit to the Report on Form 20-F filed with the Commission on October 11, 2008 and incorporated herein by reference.
(14)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on January 23, 2009 and incorporated herein by reference.
(15)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 15, 2010 and incorporated herein by reference.
(16)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on September 8, 2011 and incorporated herein by reference.
(17)	Previously filed as an exhibit to the Report on Form 20-F filed with the Commission on June 19, 2015 and incorporated herein by reference.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SIFY TECHNOLOGIES LIMITED

		By:	/s/ Raju Vegesna
		Name:	Raju Vegesna
		Title:	CEO & Managing Director

		By:	/s/ M P Vijay Kumar
		Name:	M P Vijay Kumar
Date: June 28, 2023	Title:	Whole time director and Chief Financial Officer