Form 20-F
period 2024-03-31
SIFY TECHNOLOGIES LTD
filed 2024-05-07
CIK 1094324

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended March 31, 2024.

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
TIDEL Park, 2nd Floor, 4, Rajiv Gandhi Salai, Taramani, Chennai 600113 India
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol	Name of each Exchange on which registered
American Depositary Shares, each represented by One Equity Share, par value ₹ 10 per share	SIFY	NASDAQ Capital Market (NASDAQ-CM)

Securities registered or to be registered pursuant to Section 12(g) of the Act

Title of each class	Not Applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

Not Applicable

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

183,332,460 Equity Shares.

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
“
Sify”, “SifyMax.in,”, “Sify e-port
s
” and “Sify online” are trademarks used by us for which we have already obtained registration certificates in India. All other trademarks or trade names used in this Annual Report on Form 20-F for the year ended March 31, 2024 (the “Annual Report”) are the property of their respective owners. In this Annual Report, references to “$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to  “₹”, “Rs.,” “rupees” or “Indian rupees” are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to the “Group” mean Sify Technologies Limited and its subsidiaries. References to “equity shares” refer to our Indian Equity Shares, which are not traded on an exchange in India or the United States. References to “ADSs” refer to our American Depositary Shares, which are traded on the NASDAQ Capital Market under the symbol “SIFY.”

For your convenience, this Annual Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this Annual Report, all translations from Indian rupees to U.S. dollars contained in this Annual Report have been based on the reference rate in the City of Mumbai on March 31, 2024 for cable transfers in Indian rupees as published by the Reserve Bank of India (RBI), which was ₹83.3739 per US $1.00.

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

Information contained in our websites, including our corporate website,
www.sifytechnologies.com
, is not part of this Annual Report.

Forward-Looking Statements

This Annual Report contains “forward-looking statements”, as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘may’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘should’ and similar expressions. Those statements include, among other things, risks and uncertainties regarding regional political instability and military hostlities  (including the related adverse impact on the global supply chain and prices of various commodities, and the effect of measures taken by Government and others in response to such events), the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may
cause actual results or outcomes to
differ from
those implied by the forward-looking statements include, but are not limited to, those discussed in the “Risk Factors” section of this Annual Report.
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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

Summary of Consolidated Financial Data

You should read the summary of consolidated financial data below in conjunction with the Company's consolidated financial statements and the related notes, as well as the section entitled “Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report. The summary of consolidated statements of income data for the five years ended March 31, 2024, 2023, 2022, 2021, and 2020 and the summary of consolidated Statement of Financial Position as of March 31, 2024, 2023, 2022, 2021, and 2020 have been derived from our audited consolidated financial statements and related notes to the consolidated financial statements which were prepared and presented in accordance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB). Historical results are not necessarily indicative of future results.

Sify Technologies Limited
Consolidated Statement of Income
(In thousands of Rupees, except share and per share data and as otherwise stated)

Year ended March 31,
2024	2023	2022	2021	2020	2024
₹	₹	₹	₹	₹	Convenience translation into US$ in thousands, except share and per share data
(See Note 2 )

Revenue	35,633,922	33,403,726	27,025,675	24,319,542	22,952,067	427,399
Cost of goods sold and services rendered	(22,378,001)	(21,379,429)	(16,042,056)	(14,702,534)	(14,364,827)	(268,405)
Other income	184,613	131,840	130,728	155,993	97,155	2,214
Selling, general and administrative expenses	(6,499,562)	(5,733,634)	(4,943,575)	(4,546,756)	(4,513,646)	(77,957)
Depreciation and amortization	(4,773,414)	(3,971,865)	(3, 283 ,4 52)	(2,835,632)	(2,290,777)	(57,253)
Impairment Loss on Goodwill	(14,595)
Profit / (loss) from operating activities	2,167,558	2,450,638	2,872,725	2,390,613	1,879,972	25,998

Finance income	337,723	222,905	73,577	172,319	193,877	4,051
Finance expenses	(2,273,245)	(1,652,522)	(1,098,096)	(962,656)	(1,054,133)	(27,266)
Net finance income / (expense)	(1,935,522)	(1,429,617)	(1,024,519)	(790,337)	(860,256)	(23,215)
Profit / (loss) before tax	232,036	1,021,021	1,848,206	1,600,276	1,019,716	2,783
Income tax (expense) / benefit	(183,100)	(346,499)	(590,261)	(68,414)	(314,339)	(2,196)
Profit / (loss) for the year attributable to equity holders	48,936	674,522	1,257,945	1,531,862	705,377	587
Earnings per share
Basic earnings per share	0.27	3.69	6.89	8.53	3.94	0.00
Diluted earnings per share	0.26	3.63	6.73	8.45	3.90	0.0	0

Dividend paid per share *
Fully paid up (₹ 10 per share)	-	-	-	-	-	-
-	-	-	-	-

* Excluding dividend distribution tax

Balance Sheet data
(Rupees in thousands, except share and per share data)

						Convenience translation into US$ in thousands, except share and per share data (see note 2)
	March 31,
Particulars	2024	2023	2022	2021	2020	2024
	₹	₹	₹	₹	₹	$
Cash and cash equivalents including restricted cash	5,834,635	4,845,233	4,574,013	5,502,055	2,651,085	69,982

Net current assets	791,041	259,135	902,004	286,606	142,564	9,487

Total assets	70,982,296	57,404,139	47,067,377	36,664,591	34,255,392	851,373

Total equity attributable to equity shareholders of the Company	24,029,666	17,145,688	14,476,203	13,165,475	11,351,308	288,216

Capital Stock	21,578,932	21,526,311	21,516,405	21,463,328	21,163,069	258, 821
No of equity shares (note1)	183,332,460	182,835,369	182,742,369	182,238,069	179,223,247	183,332,460

Cash Flow Data
Net cash provided by / (used in):
Operating activities	4 , 983 , 373	8,338,238	2,244,668	6,966,708	5,042,818	59,771
Investing activities	(12,263,168)	(13,592,264)	(7,593,341)	(3,618,613)	(4,326,319)	(147,086)
Financing activities	7,443,880	4,944,421	4,169,940	618,372	3,921	89,283

Notes

1.
Reference to shares and per share amounts refers to our equity shares. Our outstanding equity shares include equity shares held by a depository underlying our ADSs. Effective September 24, 2002, one ADS represented one equity share.

2.	Refer to note no:2( c) of the financial statement for the exchange translation.

Exchange Rates

Our functional currency is the Indian rupee. The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables.

Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar may affect the market price of our American Depositary Shares (ADSs). Such fluctuations also impact the U.S. dollar conversion by the depositary of any cash dividends paid in Indian rupees on our equity shares represented by the ADSs.

On March 31, 2024, the reference rate in the City of Mumbai for wire
transfers in Indian rupees as published by RBI was             ₹ 83.3739.

On May 07, 2024 the reference rate in the City of Mumbai for wire transfers in Indian rupees as published by RBI was ₹ 83.5015.

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

Summary of Risk Factors

The following is a summary, organized under relevant headings of some of the risks that could adversely impact our business and financial performance and an investment in our ADSs
. The list below is not exhaustive,
and you should carefully read and consider all of the information discussed in the “Risk Factors” section of this Annual Report for a more thorough description of these and other risks.

Risks related to our Company and Industry:

•
We may incur losses in the future and we may not achieve or maintain profitability due to pricing pressure and less than optimum capacity and asset utilization rates, intense competition, ability to manage costs, ability to meet licence conditions and export obligations.

•
Our ability to innovate our service offerings, delivery models, procurement and financing models, our ability to manage fixed and semi-variable costs when there is uncertainty of future revenue may impact our profitability and ability to sustain our business.

•	Our ability to qualify for high value Government contracts, and increasing exposure to Government contracts may affect working capital and expose to additional risks of compliance and litigations.
•	Customer retentions, cancellations and renewals may fail to meet our projections, negatively affect revenue and adversely impact our profitability and operations.
•	Our network connectivity services are subject to following specific risks:
o	Additional licensing fee and changes in spectrum allocation may adversely impact our wireless service delivery of our network business.
o
Due to declining revenue contribution relative to increases in related sales volume, our network business may experience declining growth rates in the future.
Contingent liabilities due to demands made by the Department of Telecommunications on revenues, which are presently disputed by the Company and pending before High Court of Madras.

•	Our Data Center services are subject to following specific risks:
o
Due to their huge demands of power, our data centers (“Data Centers”) may not be competitive in terms of environmentally protective features, and our ability to manage power costs may adversely affect operations and profitability.

o	Disruption in availability of power and alternative fuel may affect our profitability
o
Longer implementation cycle may result in working capital shortfall, anticipated capital requirements may not be met with short term funds generated from operations
We may be unable to access capital to sufficiently fund the expansion of our data center footprint to meet customer expansion requirements.

•	Our digital services are subject to following specific risks:
o	Our inability to meet the changing demands with redefined service offerings may adversely affect our profitability and operations.
o	Security breaches may have material adverse effect on our customers and thereby operations and profitability.
o
Failure to meet the specified Service Level Agreements (“SLAs”) and quality on sub-contracting of sensitive segments of customer contracts may affect the profitability and ability to continue the business.

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
Our or our partners’ failure to comply with data privacy and security laws and regulations in many different jurisdictions and countries where we do business could result in fines, penalties, and reputational damage.

Risks related to our Equity Shares ,  ADS and Trading Market

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

•	Regulations on Foreign Exchange to convert dividends declared in Indian Rupee to USD may affect the ADS holders.

Risks related to Investments in Indian companies

•	Changes in the policies of the Government of India or political instability may adversely affect economic conditions in India generally, which could impact our business and prospects.
•	Regional conflicts in the South Asian region could adversely affect the Indian economy, disrupt our operations and cause our businesses to suffer.
•	Terrorist attacks could adversely affect our business, results of operations and financial condition.
•
Frequent natural disasters due to climate changes globally could affect our operations
ADS holders may be adversely affected by the difficulty of enforcing a foreign judgment against the Company or other parties located in India.

Risks Related to our Company and Industry

We may incur losses in the future and we may not achieve or maintain profitability.

We have incurred losses in the past. We may, in the future incur net losses and suffer negative operating cash flows. We expect to increase our expenditures as we continue to expand our services, promote our brand, and invest in the expansion of our infrastructure. In the future, we may incur expenses in connection with investments in Network, Data Centers and related infrastructure, our digital delivery platforms and manpower to build future businesses Accordingly, we will need to significantly increase our revenues to improve our profitability. We cannot assure you that we will improve our profitability or that we will not incur operating losses in the future. If we are unable to become consistently profitable and incur losses, we may be unable to build a sustainable business and our results of operations may be adversely affected. In this event, the price of our ADSs and the value of your investment may decline.

The economic environment, increased pricing pressure and decreased utilization rates could negatively impact our revenues and operating results.

Our customers’ IT spending of customers is often driven by their growth in revenue. Economic contractions may reduce the IT spending budgets of our customers which may adversely affect our revenue, profitability and results of operation. Currency fluctuations will also lead to variations in revenue. Our Infrastructure Managed Services, National Long Distance (‘NLD’) / International Long Distance (‘ILD’) business and eLearning may be affected in terms of prices and growth.

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

We operate in extremely competitive markets where the investment capability and the size of the competitors are much larger than we are. For instance, our corporate network services compete with well-established companies, including Reliance Jio Infocomm Limited, Bharti Airtel Limited, Tata Communications Limited, the Government-owned telecom companies and Bharat Sanchar Nigam Limited.

The large players, may enjoy significant competitive advantages over us, including greater financial resources, which could allow them to charge prices that are lower than ours in order to attract customers. These factors could result in lower actual average selling prices of our services. The retail internet market has seen significant reduction in prices by all operators due to pricing strategy of certain players. This has significantly affected the customer base and the average revenue per user of the existing operators. We may see similar trends in the enterprise market as well, which may have an adverse effect on our revenues and operating margins. Increased competition may result in operating losses, loss of market share and diminished value in our services, as well as different pricing, service or marketing decisions. In addition, competition may generally cause us to incur unanticipated costs associated with research and product development. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as the availability of skilled employees in India, the price at which our competitors offer comparable services, and the extent of our competitors’ responsiveness to their clients’ needs. We cannot assure you that we will be able to successfully compete against current and future competitors, or that we will not lose key employees or customers to such competitors, which may adversely affect our business and results of operations.

Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology.

The technology market is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Additionally, continual advances in technology trends, including in the areas of cloud computing, IoT, SD-WAN, software-as-a-service, technology advancements in national long distance, last mile delivery including 6G, and artificial intelligence allow new business models that could replace current lines of business.

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

Our margins have been relatively stagnant due to competitive pricing pressure. While we seek to manage costs efficiently, there may not be improvements in margins due to the sustained pricing pressure. Unavailability of tax loss carryforwards could impact our margins in the current year and the future. Our continuing investment in infrastructure may result in lower margins in the initial years of investment and may or may not improve further, which will adversely impact our margins.

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

Our revenues, expenses and operating results have varied in the past and may fluctuate significantly in the future due to a number of factors, many of which are outside our control. A significant portion of our investment and cost base is relatively fixed in the short term. Our revenues in the foreseeable future will depend on many factors, including the following:

•	the range of services provided by us and the usage thereof by our customers;

•	the quantity and nature of any agreements we enter into with strategic partners for our services;

•	the services, products or pricing policies introduced by our competitors;

•	capital expenditure and other costs relating to our operations;

•	the timing and quality of our marketing efforts;

•	our ability to successfully integrate operations and technologies from any acquisitions, joint ventures or other business combinations or investments;

•	the introduction of alternative technologies; and

•	technical difficulties or system failures affecting the telecommunication infrastructure in India, the Internet generally or the operation of our websites.

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

Wider reach of network and availability of increased bandwidth in India, which is the measure of network penetration, has been relatively low and slow compared to many developing and developed countries in the world. Although in recent years, the coverage of tier III/tier IV cities has increased, there may be many technical obstacles to accessing certain regions which may increase the cost of building the network and thereby cause a slowdown or halt the consumption of network services, which would adversely affect our operations.

We may be compelled to surrender or pay additional amounts for the spectrum that was allotted to us earlier.

The Government of India has asked us to surrender certain range of spectrum allotted to us and the same was auctioned as Broadband Wireless Access (“BWA”) spectrum. The Government of India also has asked us to make payment for certain spectrum from the date of allotment or to surrender the same. The other range of spectrum that we have been operating, 5.7 GHz, is also close to capacity utilization and will need to be augmented in the near future. Enterprise connectivity will need licensed bands of spectrum for assured quality and security, so the non-availability of spectrum would materially adversely affect our business and results of operations. In the event of the surrender of the spectrum of certain frequencies, our future plans for expansion of services may be hampered, and there are no assurances that we will be able to obtain additional replacement spectrum.

We might not be able to grow Network Connectivity services due to a declining contribution.

In the Network Connectivity business, realization could be lower year-on-year based on the market conditions. Every year when annual contracts come up for renewal, customers sign up for more bandwidth or more links at a lower unit price. This is offset somewhat by lower bandwidth costs, which we renegotiate with our service providers. This impacts us in two ways: first, despite an increase in sales volume, we may not see a commensurate rise in revenues; and secondly, margins in our business are continually shrinking.  Therefore, our revenue from our connectivity business may stagnate with declining bandwidth prices.

Our inter-city network is leased from other service providers and is dependent on their quality and availability.

We have provided inter-city connectivity for our Enterprise customers through lease arrangements rather than through capital investment in assets. Accordingly our ability to offer high quality telecommunication services depends, to a large extent, on the quality of the networks maintained by other operators, and their continued availability, neither of which is under our control. However, the abundance of inter-city connectivity provides us with the ability of switching to operators  offering better services. Although we always use more than one service provider where required, there can be no assurance that this dependence on external parties would not affect our network availability. Any prolonged loss of network availability could adversely affect our business and results of operations.

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

Our business is highly regulated by the GOI’s telecommunications policy. Our ISP license issued in the year 1998 was valid for a term of 15 years. We have been issued new licenses under the Unified License dated June 2, 2014, with a validity of 20 years. If we are unable to renew the licenses for any reason, we will not be able to carry on the said business beyond license term, which would adversely affect our business or results of operations.

The GOI has the right to revoke, terminate, suspend or take over entire operations for reasons such as national security or similar reasons without compensation to us.  In view of increasing cyber threats and attacks, the Government of India may require telecom licensees (including ISPs) at their costs to provide monitoring facilities across its network, and facilities for capture and retention of data in terms of traffic flow, usage details, etc. This would result in significant increase in costs and possible lesser usage due to perceived invasion of privacy by customers.

Certain GOI departments have been investigating whether use of Session Initiation Protocol, (“SIP”), terminals to make calls to phones abroad is permissible within an ISP license. We believe that such overseas phone calls are permitted because a SIP terminal is a “computer” as defined in the Information Technology Act, 2000. We may have to make a significant capital investment in SIP terminals to make them PC-equivalent, if the GOI authorities issue regulations governing SIP usage contrary to our beliefs, which would have a material effect on our results of operations.

Our profits may be impacted due to increases in license fees by the Department of Telecommunications (“DOT”) of the GOI.

Effective July 2012, the GOI amended the annual license fee for the NLD/ILD/ISP license agreements. Under such amendment, all services under the NLD/ILD license have been subjected to an increased license fee from the existing 6% of telecommunications revenue to 7% from July 2012 to March 2013 and 8% from April 2013 onwards. The Government of India also amended the ISP license, increasing the license fee to 7% of telecommunications revenue from July 2012 to March 2013 and to 8% from April 2013 onwards. SIFY has been paying the license fees per the terms of the applicable license, which are calculated based on revenue from telecommunications businesses. However, DOT has proposed including other business income (other than the licensed based activities) in the license fee calculations. We filed a writ petition with the  Hon'ble Madras High Court challenging DOT’s proposal to levy license fees on non-licensed activities. The Hon'ble Madras High Court stayed DOT’s proposal, so the Company currently excludes revenue from other business income from the calculation of the license fee. The petitions are pending for adjudication before Hon'ble Madras High Court.

DOT initiated a lawsuit demanding of license fees on internet service providers whose license had expired and migrated to Unified License in the year 2013 but gave an exemption to those providers whose license did not expire. The Telecom Disputes Settlement and Appellate Tribunal quashed DOT’s demand, stating it was discriminatory. DOT has filed an appeal before Hon’ble Supreme Court.

Further, the Company is in receipt of a show cause notice from the Goods And Service Tax (“GST”) department, which claims GST on the demand raised by the DOT to levy license fees on non-licensed activities. The Company is in the process of filing a writ petition to seek relief until the order is obtained from Hon'ble Madras High Court.

We cannot assure you that there will not be any increases of license fees in the future. Any other increase in license fees by DOT, such as increases in fees to be paid for using the licensed spectrum, could adversely affect our profitability.

We may not be able to retain and acquire customers for our Data Centers.

India has become a fast growing Data Center hub pursuant to a massive and growing internet userbase, explosion of data, and establishment of a favorable environment through the Government’s “Digital India initiative” which provides some advantages to investors like accessibility of land and raw material, worldwide connectivity via submarine cables in cities like Mumbai and Chennai, a skilled workforce, economic power supply and strategic geographic position from a global perspective. A buildup of new data centers or reduced demand for data center services could result in an oversupply of data center capacity in large commercial centers in India. Excess data center capacity could lower the value of data center services and limit the number of economically attractive markets that are available to us for expansion. All of these factors have increased the competition of the Data Center business. In order to improve our competitiveness, we continue to expand our Data Center infrastructure. However, if competitors are more successful than we are in the market, it could be difficult for us to retain and/or acquire customers. Furthermore, once customers cease using our services and choose another service provider, it may require substantial efforts in terms of cost and time to re-acquire such customers, and despite spending on such customer acquisition or retention, we may be unsuccessful in retaining such customers.

If we are unable to attract adequate customers, our revenues may decline, which could have an adverse effect on our future results of operations and financial condition.

Our Data Centers may not be competitive enough in terms of green features.

We may fail to convert our existing Data Centers and/or build new Data Centers in line with the Leadership in Energy and Environmental Design (“LEED”) Commercial Interior program. LEED certification is an internationally recognized program developed by the United States Green Building Council and is considered one of the highest standards for energy efficient constructions. Our Data Centers are all situated in India, and we use the Indian equivalent of LEED, India Green Building Certified (“IGBC”), which is administered by the Confederation of Indian Industries. The IGBC framework is incorporated in all of our upcoming Data Centers at Noida (green rated), Rabale and Chennai. The IGBC requires certain factors such as energy efficiency in operations, maximum use of natural light, motion-sensor based light and taps and low volatile organic compounds. Our service providers for the products used in our Data Centers have to submit their products for energy efficiency rating to IGBC. Only post-certification are these products implemented in our Data Centers. We also have independent green measures in place such as site ecology, water conservation, smart energy meters and equipment, reduction of CO2 emissions, high recycle content, effective waste management and eco-friendly interiors. However, increased demand for green Data Centers may hamper the marketing of our existing Data Centers that are not LEED certified.

Regulations around climate change force us to adopt actionable sustainability strategies into every operational facet from initial design through procurement, construction, and ongoing operations which increases the cost of building and operating a Data Center, and this may have an impact in our revenue .

Reduction in power supply and unavailability of fuel may affect our Data Centers.

India’s physical infrastructure, including its electricity grid, is less developed than that of many countries. As a result of grid constraints, such as grid congestion and restrictions on transmission capacity of the grid, the transmission and dispatch of electricity be curtailed. There have been acute power shortages in the past in India, and if such shortages were to recur, there could be a reduction in the availability of electricity. We may have to cease Data Center operations during periods when electricity cannot be delivered—for instance, when the transmission grid malfunctions. If there is no power supply available to our Data Centers, we resort to alternate sources of power, and the running of the Data Centers will then depend on the availability of fuel/renewable energy, which will increase the cost of our operations. Additionally, unavailability of power/fuel would disrupt our operations and would make it difficult for our customers to access data during such times.

Clients who rely on us for the colocation of their servers could potentially sue us for their lost profits or damages if there are disruptions in our services, which could impair our financial condition.

As our services are critical to many of our clients’ business operations, any significant disruption in our services could result in lost profits or other indirect or consequential damages to our clients. Although some of our client contracts contain provisions attempting to limit our liability for breach of the agreement, there can be no assurance that a court would enforce any contractual limitations on our liability in the event that one of our clients brings a lawsuit against us as the result of a service interruption that they may ascribe to us. The outcome of any such lawsuit would depend on the specific facts of the case and any legal and policy considerations that we may not be able to mitigate. In such cases, we could be liable for substantial damage awards.

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

The costs of building, developing and operating Data Centers are substantial. Further, we may encounter development delays, excess development costs, or delays in developing space for our customers to utilize. We also may not be able to identify suitable land or facilities for new Data Centers or at a cost or terms acceptable to us. We are required to fund the costs of building, developing and operating our Data Centers with cash retained from operations, as well as from financings from bank and other borrowings. Moreover, the costs of building, developing and operating Data Centers have increased in recent years, and may further increase in the future, which may make it more difficult for us to expand our business and to operate our Data Centers profitably.
We may face challenges to access capital and raise debt to sufficiently fund the expansion of our Data Center footprint to meet customer expansion requirements.
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

The markets for the Data Centers we own and operate are characterized by rapidly changing technology, evolving industry standards, frequent new service introductions, shifting distribution channels and changing customer demands. As a result, the infrastructure at our Data Centers may become obsolete or unmarketable due to demand for new processes and/or technologies, including, without limitation: (i) new processes to deliver power to, or eliminate heat from, computer systems; (ii) customer demand for additional redundancy capacity; (iii) new technology that permits higher levels of critical load and heat removal than our Data Centers are currently designed to provide; and (iv) an inability of the power supply to support new, updated or upgraded technology. In addition, the systems that connect our Data Centers to the Internet and other external networks may become outdated, including with respect to latency, reliability and diversity of connectivity. When customers demand new processes or technologies, we may not be able to upgrade our Data Centers on a cost-effective basis, or at all, due to, among other things, increased expenses to us that cannot be passed on to customers or insufficient revenue to fund the necessary capital expenditures. The obsolescence of our power and cooling systems and/or our inability to upgrade our Data Centers, including associated connectivity, could reduce revenue at our Data Centers and could have a material adverse effect on our business.

Procuring power at lower costs for Data Centers by the competitors may put us at a disadvantage in terms of pricing for our Data Center operations.

The single largest operating cost in Data Centers is power. Currently, all our Data Centers are located in proximity to, or at the edge of major urban centers such as Mumbai, Chennai, Bengaluru, Hyderabad and Noida. Inexpensive land and labor allow companies to locate new Data Centers in remote locations. We may neither be in a position to develop Data Centers at remote locations where power is cheap nor procure power at cheaper rates for our Data Centers. If our competitors procure power at lower cost, they may have an advantage over us with respect to pricing. Our inability to offer competitive pricing may result in loss of customers and will impact our business and result of operations. The alternate sources of power are also exposed to inflation, regulation and hence, any undue price increase would affect our energy cost significantly.

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

We may encounter litigation and penalties due to breach of system and security controls by associates or sub-contractors in the online assessment services.

We provide online assessment services to the Government, as well as to public and private sector parties. We provide these services through our online assessment tool. This tool can be used to engage
employees and sub-contractors, as well as for student registration, exam center allocation, hall ticket issuance, question paper content creation, logistics planning, exam-day management, and results management.  We cannot assure you that there may not be any breach of the system and security controls including any malpractices by candidates or sub-contractors or any person engaged with the conduct of the examination, which may expose us to criminal or civil enforcement actions in addition to penalties and suspension or disqualifications.

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

It may not be possible for us to retain our brand equity if we do not resort to make substantial
investments for brand development.

Our competitors offering similar services are all large telecom munication
companies who make substantial investments in building their brand image across their services. Conversely, we are focused on IT infrastructure services over data networks and we believe that we enjoy the reputation of a specialist in these services. However, if we do not build up awareness as well as our brand and reputation over time, the sheer weight of investments in brand development by the larger telecommunication providers will dilute our brand recognitions and competitive advantages.

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

Most of our customer contracts require that we maintain certain service level commitments to our customers. If we fail to meet our service level commitments, we may be contractually obligated to pay the affected customer a financial penalty, which varies by contract, and the customer may in some cases be able to terminate its contract. In addition, if such a failure were to occur, there can be no assurance that our customers will not seek other legal remedies that may be available to them, including:

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

We may be unable to replace lost revenue due to customer cancellations, renewals at lower rates or other less favorable terms.

Some customers may elect not to renew their contract with us, and others may renew at lower prices, lower committed traffic levels, or contract only for a shorter time frame. Historically, a significant percentage of our renewals, particularly with larger customers, have led to declines in unit price as competition has increased and the market for certain parts of our business has saturated. Our renewal rates may decline as a result of a number of factors, including competitive pressures, customer dissatisfaction with our services, customers’ inability to continue their operations and spending levels, the impact of multi-vendor policies, customers implementing or increasing their use of in-house technology solutions and general economic conditions.

It is key to our profitability that we offset committed recurring revenue due to customer cancellations, terminations, price reductions or other less favorable terms by adding new customers, selling more high-margin services, features and functionalities to existing customers and increasing traffic usage by all customers. Inability to replace this lost revenue would adversely impact our business and results of operations.

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

We have and continue to be subject to Indian regulations regarding the VPN license requirements, including requirements regarding
the percentage of foreign holdings to offer VPN services as well the need for NLD/ILD licenses to offer VPN services and carrier voice services. The growth and development of the data and Internet sector is dependent on the policy support of DOT. Regulatory changes, as well as the continuing lack of policy initiatives to revitalize the data and Internet sector continue to be a risk.

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

Management of IT infrastructure is dependent on sophisticated tools and applications to remotely monitor the IT infrastructure and assets of customers. If we are unable to retain our competitive advantages in terms of the evolving tools & applications, or the maturity of our processes, we may lose customers and be at a competitive disadvantage compared with our larger competitors

Emergence of enterprise software suites, artificial intelligence, robotics and machine learning may hamper the growth of our revenue.

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

Artificial intelligence with digital technologies such as robotic process automation create bots that have helped in achieving end-to-end automation in the field of managed services, enabling the transformation of the service operations to provide a better end-user experience by increasing overall effectiveness and efficiency. This may lead to customers developing their own in-house tools to support such services or they may move to our competitors with whom they may have an advantage with respect to cost and service. Our managed service revenue may be impacted in such cases.

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

Our businesses depend on the reliability and security of our information technology systems and infrastructure. They must remain secure and be perceived by our corporate and other customers to be secure, as we retain confidential customer information in our database. Despite the implementation of security measures, our infrastructure may be vulnerable to physical break-ins, computer hacking, computer viruses, other malware, ransomware or cyber-attacks beyond our control. If our security measures are circumvented, it would jeopardize the security of confidential information stored on our systems, proprietary information could be misappropriated or cause interruptions to our operations. We may be required to make significant additional investments and efforts to protect against or remedy security breaches. Unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems, systems failure or otherwise, could damage our reputation and adversely affect our business and results of operations.

As we strive to provide the highest level of security, any breach of such security could be harmful to our brand and reputation. We may be required to expend significant capital and resources to protect against such threats or to alleviate problems caused by breaches in security. In addition, as we continue expanding our service offerings in managed cloud services, including direct private connection to major cloud platforms and the provision of cloud infrastructure, we will face greater risks from potential attacks because the provision of cloud-related services will increase the flow of Internet user data through the Data Center facilities we operate and create broader public access to our system. As techniques used to breach security change frequently and are often not recognized until launched against a target, we may not be able to implement new security measures in a timely manner or, if and when implemented, we may not be certain whether these measures could be circumvented. Any breaches that may occur could expose us to increased risk of lawsuits, regulatory penalties, loss of existing or potential customers, harm to our reputation and increases in our security costs, which could have a material adverse effect on our financial condition and results of operations
.

Though we have not had any attempted cybersecurity breaches reported, the security services that we offer in connection with our business customers’ networks cannot assure complete protection from computer viruses, break-ins and other disruptive problems and the occurrence of these problems could result in claims against us or liability on our part. These claims, regardless of their ultimate outcome, could result in costly litigation and could damage our reputation and hinder our ability to attract and retain customers for our service offerings. In addition, any assertions of alleged security breaches or systems failure made against us, whether true or not, could harm our reputation, cause us to incur substantial legal fees and have a material adverse effect on our business, reputation, financial condition and results of operations.

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

Our technical
knowledge
is not protected by intellectual property rights such as patents and is principally protected by maintaining its confidentiality. We rely on trade secrets, confidentiality agreements and other contractual arrangements. As a result, we cannot be certain that our know-how will remain confidential in the long run. Employment contracts with certain of our employees who have special technical knowledge about our products or our business contain a general obligation to keep all such knowledge confidential. In addition to the confidentiality provisions, these employment agreements typically contain non-competition clauses.

If any of the confidentiality provisions or the non-competition clauses are unenforceable, we may not be able to maintain the confidentiality of our knowledge. In the event that confidential technical information or knowledge about our products or business becomes available to third parties or to the public, our competitive advantage over other companies in the wireless based IP/VPN industry could be harmed which could have an adverse material effect on our current business, future prospects, financial condition and results of operations.

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

19

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

Any of the above factors could have a material and adverse effect on our business or our results of operations
.

Geopolitical risk stemming from political instability and military hostilities and related supply chain issues may adversely affect our business and operating results significantly.

The uncertain nature, magnitude and duration of political instability and military hostilities, including the recent conflict in Israel with Hamas and the Russia-Ukraine war could lead to significant disruptions in the global economy.

Russia’s invasion of Ukraine has already caused numerous adverse effects, including the fact that businesses have pulled out of
Russia,
Russia has stopped trade
with many countries, the workforce in Ukraine
is badly affected
, and decreases in major exports to and from Ukraine, all of which have had a huge negative impact on the global supply chain of various commodities. The full economic effect of these events can not be estimated with certainty, but this may impact businesses across the globe both in the short term and the long term with rising commodity prices and demand, rising interest costs to counter inflationary conditions and loss in value of currencies. There could also be related cybersecurity threats and sanctions between countries due to the position taken by the Government of India, any of which could affect our business and operating results significantly..

As a foreign private issuer, our Company is permitted to follow certain home country corporate governance practices in lieu of certain requirements applicable to U.S. issuers. This may afford less protection to holders of our Company’s equity shares and ADSs.

We are considered a foreign private issuer under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) and, therefore, are exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. We currently prepare our financial statements in accordance with IFRS. We will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS as issued in English by the IASB. We are not required to comply with Regulation FD under the Exchange Act, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. Furthermore, we are permitted to follow certain home country corporate governance practices in lieu of certain NASDAQ requirements. A foreign private issuer must disclose in its annual reports filed with the SEC each NASDAQ requirement applicable to U.S. domestic issuers with which it does not comply followed by a description of its applicable home country practice.

We could lose our status as a foreign private issuer under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the U.S.; or (iii) our business is administered principally in the U.S. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the U.S. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

Risks Related to Regulation and Compliance

We may encounter legal confrontations as the Information Technology Act 2000 lacks specificity as to issues on online processes and/or Internet.

We believe that the Information Technology Act of 2000, as amended in 2011 (the “ITA”), an Indian regulation, does not address all areas of online processes or the Internet. In exercise of the powers conferred by the ITA, the Government of India issued rules in April 2011 called Information Technology rules with stringent privacy norms for Internet Service Providers and any intermediary that is handling sensitive personal information. The ITA has mandated the service providers to maintain transactions, receipts and vouchers in specific formats provided by the appropriate government authority
. The records must be produced for inspection and audit by a Government nominated agency or person. The Government of India is authorized to audit security and privacy protection measures. We are exposed to risks relating to unauthorized access and non-compliance of regulations by our business partners. Such events may negatively affect our reputation, and violations of the Information Act may result in fines and litigation or cause us to incur legal costs, which may adversely affect our business and results of operations.

We may encounter legal confrontations under the Information Technology Act 2000 in our digital certification business.

We have been granted a license as a Certifying Authority (CA) to issue digital signature certificates for electronic authentication of users. CAs are governed by the Controller of Certifying Authority (CCA) under the  ITA which prescribes duties to be followed, standards to be maintained and a list of documents to be maintained by CA. The guidelines also require the Company to bill the end customer to whom the digital signature certificate (DSC) is sold. Any actual or perceived failure to comply with such obligations could harm our business. Non-compliance with such laws, rules and regulations may result in fines and litigation or cause us to incur legal costs, which may adversely affect our business and results of operations.

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

Tightening of regulatory frameworks, new legislative changes and heightened enforcement activity by tax departments across the world have increased the salience of our tax risk. From a business standpoint, income tax remains the most important tax for us because of its impact on net income. Unpredictable rulings and interpretations by tax authorities with respect to income tax create tax risks. In India, changes in taxation laws are announced on an annual basis in February, when the Union Budget is presented. These changes in law may affect the accuracy of our estimated tax obligations, or the obligations of holders of our equity shares and ADSs. Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities. We are regularly under audit by tax authorities and those authorities may not agree with positions taken by us on our tax returns. Although we believe that our estimates are reasonable, there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our historical income tax provisions and accruals. We are also exposed to risks of non-compliance with the requirement of law which may affect our reputation and also result in litigations and penalties which may adversely affect our business and results of operations.

Any of the above could have a material adverse effect on our business and future results. Additionally, due to the complexity of the fiscal environment, the ultimate resolution of any tax matters may result in payments greater or lesser than amounts accrued.

The General Anti Avoidance Rules (“GAAR”) provisions regarding the Organization for Economic Co-operation and Development’s (“OECD”)’s Base Erosion and Profit Shifting Project have been applicable in India since 2018. Pursuant to GAAR, an arrangement in which the main purpose, or one of the main purposes, is to obtain a tax benefit and may be declared as an “impermissible avoidance arrangement” if it also satisfies at least one of the following four tests:

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

The Finance Act, 2015 had lowered the tax withholding rate on payment made to non-residents towards “royalty” and/or “fees for technical services” from 25% to 10%, subject to the furnishing of an Indian Permanent Account Number (PAN) by such non-residents. However, a lower rate may apply if a Double Taxation Avoidance Agreement exists between two countries. Further, based on a recent Indian Supreme Court ruling, payment to non-residents for purchase of software was held to be not taxable as royalty subject to such payments not being characterized as royalty under the Double Taxation Avoidance Agreement. Such payments will not be liable for withholding of tax subject to furnishing of relevant tax documents by such non-residents. As we procure various software licenses and technical services from non-residents in the course of delivering our products and services to our clients, the cost of withholding tax on such purchase of software and services may be additional cost to us as the Company may have to gross up for such withholding taxes.

The Government rolled out the Goods and Service Tax Law (“GST”) on July 1, 2017. The GST Law subsumed several central, state and local tax laws, including theexcise duty, service tax, value added tax, central sales tax, entry tax, etc. The GST Law prescribes compliance procedures which are more comprehensive than prior tax laws. The GST Council has proposed a new process which allows credit to the Company based on the invoices uploaded by the vendors in their tax returns. Hence, tax credits will be available to the Company based on proper compliance by all vendors and filing of returns on time. Any failure to comply with the requirement of law by the vendor may impact availability of tax credits to the Company. This affects our working capital to a large extent resulting in excess amounts of cash available as balance with statutory authorities on which we do not earn any interest. We are also exposed to risks of non-compliance with the requirement of law which may affect our reputation and also result in litigations and penalties which may adversely affect our business and results of operations.

Changes in the policies of the Government of India or political instability may adversely affect economic conditions in India generally, which could impact our business and prospects.

The Government of India could change specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities which could adversely affect business and economic conditions in India generally, and our business in particular. We are dependent on the Reserve Bank of India (“RBI”) to pay all our foreign exchange expenses and dividends. Any exchange controls regime impacting the ability to remit monies will severely impact our ability to deliver services and dividends. The Government of India has asserted that it would adopt a data center policy for the country which could provide certain incentives to data center providers. We may not be eligible for such benefits as an existing data center provider. Even if we are eligible, the sustainability of such benefits depends on the policies of Government of India, and any changes in such policies could adversely affect our business.

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

We are subject to data privacy and security laws and regulations in many different jurisdictions and countries where we do business, and our or our partners’ failure to comply could result in fines, penalties, or reputational damage, and could impact the way we operate our business.

We are subject to laws and regulations governing the collection, use and transmission of personal data. As the legislative and regulatory landscape for data privacy and protection continues to evolve around the world, there has been an increasing focus on privacy and data protection issues that may affect our business. The Digital Personal Data Protection Act, 2023 (“DPDP Act”) was published in India’s Official Gazette on August 11, 2023 for general information. The DPDP Act will come into force on such date as the (Indian) Central Government would appoint by notification in the Official Gazette, with different dates being appointed for different provisions. The DPDP Act will be applicable when data fiduciaries process digital personal data, where such personal data, capable of identifying an individual, is either collected in digital form or is digitized after it is collected non-digitally. The (Indian) Central Government will have the power to make rules on specified subjects to supplement the DPDP Act (subject to the Parliament of India’s power to modify or nullify such rules) and will also have a limited power to amend the penalty schedule.

The European Union’s General Data Protection Regulation (GDPR), which became fully effective in May 2018, implemented stringent requirements on how a company may gather, retain, use and manage personal and sensitive data, as well as mandatory data breach notification requirements.

Additionally, the California Consumer Privacy Act (CCPA) became effective on January 1, 2020, creating new individual privacy rights for California consumers and placing increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA requires covered companies to provide new disclosures to California consumers, provides such consumers new ways to opt-out of certain sales of personal information, and allows for a new cause of action for data breaches.

Other countries in which we do business have, or are developing, laws governing the collection, use and transfer of personal information that may affect our business or require us to adapt our technologies and organizational measures. Some countries, including India, are considering legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements.

In addition, a failure by us, or our third-party vendors, to comply with applicable data privacy and security laws could result in financial, legal, business, and reputational harm and may have a material adverse effect on the way we operate our business, our financial condition, results of operations and/or cash flows.

These data protection laws and similar initiatives could increase the cost of developing, implementing or maintaining our information technology systems and require us to allocate more resources to compliance initiatives thereby increasing our costs, impact operational efficiency and most importantly lead to reputational loss

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

We are subject to a variety of laws, regulations and industry standards in India and in the United States. For example, India has witnessed sweeping changes to its corporate law regime over the past few years. The changes introduced by Indian Companies Act 2013 over the period of time have added complexity to our corporate compliance regime.

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

In connection with this Annual Report, our management assessed our internal controls over financial reporting, and determined that our internal controls were effective as of March 31, 2024. However, any deficiencies uncovered by these future management assessments or any inability of our auditors to issue an unqualified opinion regarding our internal control over financial reporting could harm our reputation and the price of our equity shares and ADSs.

We have our Environmental Social and Governance (ESG) goals built into our business and operations strategy voluntarily without any regulatory compliance requirement. We regularly update and monitor our progress in this regard. However, mandatory guidelines on ESG reporting may have an impact on growth of the company as there may be investments or expenses that are not part of our strategy on ESG.

Changes in the market for director and officer liability insurance could make it more difficult and more expensive for us to obtain such coverage and thereby create financial and reputational risk for us and our directors and officers.

It may become more expensive or more difficult for us to obtain director and officer liability insurance. Further, our Board members (our “Board”) and executive officers could face an increased risk of personal liability in connection with their performance of duties and our regulatory reporting obligations. As a result, we may face difficulties attracting and retaining qualified Board members and executive officers, which could harm our business. If we fail to comply with new or changed laws or regulations, our business and reputation may be harmed.

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

We are subject to quality of service guidelines issued by the Telecom Regulatory Authority of India (“TRAI”). Failure to comply with one or more applicable guidelines may expose us to fines/penalties.

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

Fixing up a contention ratio may put standalone ISPs at a disadvantage as cost of delivery of Internet bandwidth may increase. Telecom munication
companies offering similar internet services are tempted to offer significantly lower prices and incentives as they own the last mile. Also, by bundling telephony along with Internet, they can enhance their otherwise idle last mile. Under such circumstances, it will be very difficult for ISPs providing retail service to compete with big Telco munication companies
which can offer broadband services by cross subsidizing with voice/other services.

In the event of our failure to comply with one or more of the above guidelines, we may expose ourselves to fines/penalties, which could adversely affect our results of operations.

We may be liable to third parties for information retrieved from the Internet.

We could become liable if confidential information is disclosed inappropriately on or through our websites. Others could also sue us for the content and services that are accessible from our websites through links to other websites or through content and materials that may be posted by our users in chat rooms or bulletin boards. The laws in India relating to the liability of companies which provide Internet services, like ours, for activities of their users, are still relatively unclear. Investigating and defending these claims is expensive, even if they do not result in liability, allegations of impropriety, even if unfounded, could damage our reputation, disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses.

We may fail to meet our export earnings obligations under the Export Promotion Capital Goods (EPCG) Scheme and be subjected to penalties.

We have been utilizing  a duty benefit for our import of capital goods under the EPCG Scheme available for exports of services. Under the scheme, we are eligible to import capital goods without import duty with an obligation to generate export earnings to the extent of six times the value of such duty benefit
(inclusive of tax and cess) availed
within a period of six years
from the date of issue of authorization,
over and above the annual average export obligation
as detailed in the EPCG Scheme
. Although there are export earnings at present, we may fail to fulfill such obligation in the future. In the case of a shortfall in fulfilment of such export obligation, we may be subjected to repay the duty benefit availed along with interest.

We may face additional compliance procedures and litigations due to our internal reorganization.

During the financial year 2020-2021, we performed an internal reorganization pursuant to which our business units were transferred from Sify Technologies Limited to wholly-owned subsidiaries, SISL and Sify Digital Services Limited through a business transfer agreement. Tax liabilities may arise if there is any change in shareholding of SIFY’s subsidiaries within a period of eight years from April 1, 2020, the date of transfer of capital assets.

Risks Related to our Equity Shares , ADSs and Trading Market

We may fail to meet the continued listing requirements of NASDAQ, which could cause our ADSs to be delisted.

Pursuant to the listing requirements of NASDAQ, if a listed company’s security price is below $1.00 per share for 30 consecutive trading days, NASDAQ will notify the company that it is no longer in compliance with NASDAQ continued listing qualifications.  If a company is not in compliance with the minimum bid price rule, the company will have 180 calendar days to regain compliance. If the Company does not regain the compliance within the initial 180 days, the company may be eligible for an additional 180-day period as set forth in NASDAQ listing rule 5810(c)(3)(A). The company may regain compliance if the bid price of its ADSs closes at $1.00 per ADS or more for a minimum of ten consecutive business days at any time during the cure period.

The Company has in the past on multiple occasions, received notices of non-compliance from the SEC when the ADS prices were below $1.00 per share and was given 180 days to regain compliance. Although the Company regained compliance with the NASDAQ continued listing requirements in the past, we may not be able to meet the continued listing requirements of NASDAQ in the future. If we are unable to satisfy the NASDAQ criteria for maintaining our listing, our ADSs could be subject to delisting. As a consequence of any such delisting, our ADS holders would likely find it more difficult to dispose of or to obtain accurate quotations as to the prices of our securities, and there would likely be less liquidity in our stock. In the event of a delisting, we could face significant material adverse consequences including a limited availability of market quotations for our securities and a decreased ability to issue additional securities or obtain additional financing in the future.

The interests of our significant shareholder, Mr. Raju Vegesna, our CEO, Chairman and Managing Director, may differ from your interests.

Effective as of October 30, 2010, upon the consummation of a private placement, Mr. Raju Vegesna, our CEO, Managing Director and Chairman of the Board of Directors of the Company, beneficially owns a majority of our outstanding equity shares. As of March 31, 2024, Mr. Raju Vegesna beneficially owned approximately 84.03% of our outstanding equity shares and ADSs, and as a result, Mr. Raju Vegesna will be able to exercise control over many matters requiring approval by our Board of Directors and / or shareholders, including the election of directors and approval of significant corporate transactions, such as a sale of our Company. Under Indian law, a simple majority is sufficient to control all shareholder action except for those items that require approval by a special resolution. If a special resolution is required, the number of votes cast in favor of the resolution must not be less than three times the number of votes cast against it. Examples of actions that require a special resolution include:

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

Under the Indian Companies Act, a company incorporated in India must offer its holders of equity shares pre-emptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such pre-emptive rights have been waived by three-fourths of the shares voting on the resolution to waive such rights.

Holders of ADSs may be unable to exercise pre-emptive rights for equity shares underlying ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”), is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in us would be reduced.

ADS holders may be restricted in their ability to exercise voting rights.

Pursuant to the terms of the Deposit Agreement and at our request, the Depositary will mail to holders of our ADSs any notice of shareholders’ meeting received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs. If the Depositary receives voting instructions from a holder of our ADSs in time, relating to matters that have been forwarded to such holder, it will endeavor to vote the securities represented by such holder’s ADSs in accordance with such voting instructions. However, the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that the holders of our ADSs will receive voting materials in time to enable such holders to return voting instructions to the Depositary. Securities for which no voting instructions have been received will not be eligible to vote.

Under Indian law, subject to the presence in person at a shareholder meeting of persons holding equity shares representing a quorum, all resolutions proposed to be approved at that meeting are voted on by a show of hands unless shareholders present in person and holding (a) not less than one-tenth of the total voting power entitled to vote on a resolution or (b) shares with an aggregate paid up capital of at least ₹ 500,000 demand that a poll be taken. Equity shares not represented in person at the meeting, including equity shares underlying ADSs for which a holder has provided voting instructions to the Depositary, are not counted in a vote by show of hands. As a result, only in the event that a shareholder present at the meeting demands that a poll be taken will the votes of ADS holders be counted. Securities for which no voting instructions have been received will not be voted on a poll.  Accordingly, you may not be able to participate in all offerings, transactions or votes that are made available to holders of our equity shares.

As a foreign private issuer under the U.S. securities laws, we are not subject to the SEC’s proxy rules, which regulate the form and content of solicitations by United States-based issuers of proxies from their shareholders. To date, our practice has been to provide advance notice to our ADS holders of all shareholder meetings and to solicit their vote on such matters through the Depositary, and we expect to continue this practice. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the SEC’s proxy rules.

The market price of our ADSs has been and may continue to be highly volatile. Many factors could cause the market price of our ADSs to rise and fall. Some of these factors include:

•	perception of the level of political and economic stability in India;

•	actual or anticipated variations in our quarterly operating results;

•	announcement of technological innovations;

•	conditions or trends in the ICT ecosystem;

•	the competitive and pricing environment for network services in India and the related cost and availability of bandwidth;

•	the perceived attractiveness of investment in Indian companies;

•	acquisitions and alliances by us or others in the industry;

•	changes in estimates of our performance or recommendations by financial analysts;

•	market conditions in the industry and the economy as a whole;

•	introduction of new services by us or our competitors;

•	changes in the market valuations of other ICT companies or any of the companies in the ICT industry chain;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	our failure to integrate successfully our operations with those of any acquired companies;

•	additions or departures of key personnel; and

•	other events or factors, many of which are beyond our control.

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

Currently, there is no public trading market for our equity shares in India or elsewhere nor can we assure you that we will take steps to develop one. Our equity securities are only traded on NASDAQ through the ADSs. Under prior Indian laws and regulations, our Depositary could not accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares without prior approval of the Government. The Reserve Bank of India has announced fungibility regulations permitting, under limited circumstances, the conversion of ADSs to equity shares and the reconversion of equity shares to ADSs provided that the actual number of ADSs outstanding after such reconversion is not greater than the original number of ADSs outstanding. If you elect to surrender your ADSs and receive equity shares, you will not be able to trade those equity shares on any securities market and under present law, likely will not be permitted to reconvert those equity shares to ADSs.

If in the future a market for our equity shares is established in India or another market outside of the United States, those shares may trade at a discount or premium to the ADSs. Under current Indian regulations and practice, the approval of the relevant Indian authorities is not required for the sale of unlisted equity shares underlying ADSs by a non-resident Indian to a resident of India as well as for renunciation of rights to a resident of India). Since exchange controls still exist in India, the price at which the equity shares are transferred will be based on the Indian exchange control laws, and a higher price per share may not be permitted. In certain cases, holders who seek to convert the rupee proceeds from a sale of equity shares in India into foreign currency and repatriate that foreign currency from India may have to obtain RBI approval for each transaction. A person resident outside India who has acquired a right from a person resident in India who has renounced it may acquire equity instruments (other than share warrants) against the said rights subject to pricing guidelines prescribed under the Indian exchange control laws and other applicable laws of India. We cannot assure you that any required approval from the RBI or any other Government agency can be obtained.

The reintroduction of the dividend distribution tax rate or introduction of new forms of taxes on distribution of profits or changes to the basis of application of these taxes could materially affect the returns to our shareholders.

The Finance Act 2020 replaced the Dividend Distribution Tax with the classical system of dividend taxation wherein dividend income will be taxed in the hands of the shareholders at their respective applicable tax rates. In the light of these changes, a company paying dividends to shareholders is required to withhold tax at the applicable rates prescribed under Income Tax Act along with any relevant tax treaty with respective countries (together with MLI as applicable). If the effective rate of tax at source on dividends increases in future, or new forms of taxes on distribution of profits are introduced, the dividend amount receivable by our shareholders after taxes may decrease further.

We may be required to list our equity shares on an Indian stock exchange. If we were to list our equity shares on an Indian stock exchange, conditions in the Indian securities market may require compliance with new and changing regulations framed by Securities and Exchange Board of India, listing requirements of the stock exchange, corporate governance, accounting and public disclosure requirements which might add uncertainty to our compliance policies and increases our costs of compliance.

In 2006, the Ministry of Finance (the “MoF”), issued a statement providing that Indian companies cannot raise new capital abroad unless their securities are listed on a stock exchange in India. However, the MoF also issued a notification on October 21, 2014, which removed depositary receipts from this scheme. Depositary receipts are now regulated by the Depository Receipts Scheme 2014. The Depository Receipts Scheme 2014 allows Indian companies, whether listed or unlisted, to access the international capital markets using depositary receipts and removed the condition requiring mandatory listing in India.

However, in the future, we may be required by the Government to list on an Indian stock exchange. If we were to list our equity shares on an Indian stock exchange, we would have to comply with changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Securities and Exchange Board of India (“SEBI”) rules and regulations and stock exchange listing requirements which may create uncertainty for companies like ours.

SEBI introduced a framework for issuance of depositary receipts by companies listed on a recognized stock exchange in India or proposing to make a public offer and list on a recognized stock exchange in India by its circular dated October 10, 2019 (the “Listed DR Framework”).

The Listed DR Framework sets out the eligibility requirements for the purpose of issue of depositary receipts as: (a) the listed company, any of its promoters, promoter group or directors or selling shareholders are not debarred from accessing the capital market by SEBI; (b) any of the promoters or directors of the listed company is a promoter or director of any other company which is not debarred from accessing the capital market by SEBI; (c) the listed company or any of its promoters or directors is not a willful defaulter; (d) any of its promoters or directors is not a fugitive economic offender.

The Listed DR Framework requires the listed company to, through an intermediary, file with SEBI and the recognized stock exchange(s), a copy of the initial document, by whatever name called, for the initial issue of depositary receipts. Further, listed company shall ensure that the agreement entered between the holder of depositary receipts, the listed company and the depositary provides that the voting rights on the underlying securities, if any, shall be exercised by the holder of depositary receipts through the foreign depositary pursuant to voting instruction only from such depository receipt holder. The price of issue or transfer of underlying securities, for the purpose of issue of depositary receipts by foreign depositary, shall not be less than the price for the public offer / preferential allotment / qualified institutions placement to domestic investors under the applicable laws.

The compliance requirements under the Listed DR Framework are in addition to the requirements under the Companies Act, 2013 read with the Companies (Issue of Global Depository Receipts) Rules, 2014, the Depository Receipts Scheme 2014 and the foreign exchange regulations. While the Listed DR Framework circular is addressed to listed companies, the Company is not aware of any unlisted companies that have issued depositary receipts (including American depositary receipts) after the introduction of the Listed DR Framework in 2019. Therefore, there is no precedent which indicates the view that the securities regulator would take in relation to the issuance of depositary receipts by unlisted companies. Based on legal advice from our Indian counsel, the Company believes that the Rights Offering is in compliance with the applicable laws and regulations.

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

Currency fluctuations may affect the price of our ADSs and Dividend.

The exchange rate between the Indian rupee and the U.S. dollar has changed significantly in recent years and may continue to fluctuate substantially in the future. Such fluctuations in exchange rate will affect the dollar conversion our Depositary Citibank, N.A., of any cash dividend paid in Indian rupees on the equity shares represented by the ADSs.

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

Changes in the policies of the Government could
further
delay the further liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our business and prospects.

Since 1991, successive Governments
administrations
have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The rate of economic liberalization could change, and specific laws and policies affecting technology and telecom companies, foreign investment, exchange rate regime and other matters affecting investment in our securities could change as well. A significant change in India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, and our business in particular.

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

If inflation were to rise in India, we might not be able to increase the prices of our services at a proportional rate in order to pass costs on to our customers thereby reducing our margins.

Inflation rates in India have been volatile in recent years and such volatility may continue in the future. India has experienced high inflation in the recent past. Increased inflation can contribute to an increase in interest rates and increased costs to our business, including increased costs of energy, wages, components, equipment and other expenses relevant to our business. High fluctuations in inflation rates may make it more difficult for us to accurately estimate or control our costs. Any increase in inflation in India can increase our expenses, which we may not be able to adequately pass on to our clients, whether entirely or in part, and may adversely affect our business and financial condition. In particular, we might not be able to reduce our costs or entirely offset any increases in costs with increases in prices for our products. In such case, our business, results of operations, cash flows and financial condition may be adversely affected.

Item 4
.
Information on the Company

Company Overview

We are among the largest integrated information and communication technology (ICT) solutions and services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common network infrastructure reaching more than 1600 cities and towns in India. This network also connects 53 Data Centers across India including Sify’s 12 concurrently maintainable Data Centers across the cities of Chennai, Mumbai, Delhi, Bengaluru, Hyderabad, Kolkata and customer Data Centers.

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

Our primary geographic markets are India and the rest of the world. Our revenue is derived from services to enterprise customers, comprising Network connectivity services, Data Center services and Digital Services which represents our operating segments.

Our revenue for the current fiscal year grew by ₹ 2,230 million over the previous fiscal, which represents an annualized growth rate of 7%. Profit before tax was ₹ 232 million for the current fiscal year as compared to ₹ 1,021 million for the previous fiscal year during which unrecognized deferred tax assets were recognized pursuant to certainty in taxable income in each of the group entities further to the reorganization during the previous year.

HISTORY AND DEVELOPMENT

We were incorporated on December 12, 1995 in Andhra Pradesh, India as Satyam Infoway Private Limited, as a company under the Indian Companies Act to develop and offer connectivity-based corporate services in India. Until December 2002, we were a majority-owned subsidiary of Satyam Computer Services Limited, an Indian information technology services company traded on the New York Stock Exchange and the principal Indian Stock Exchanges. The registered office of the company was shifted to Chennai, Tamil Nadu from April 1, 2003. We changed our name from Satyam Infoway Limited to Sify Limited in January 2003 and from Sify Limited to Sify Technologies Limited in October 2007.

We completed our initial public offering of ADSs in the United States in October 1999. We listed our ADSs on the NASDAQ Global Market on October 19, 1999. In February 2000, we completed our secondary offering of ADSs in the United States.

Refer to Note 32 ‘Related Party Transactions’ in Item 18 of this Annual Report for the list of our subsidiaries

The address of our principal executive office is TIDEL Park, 2nd Floor, 4, Rajiv Gandhi Salai, Taramani, Chennai 600 113 India, and our telephone number is 91-44-2254-0770. Our agent for investors relations in the United States is Weber Shandwick, 909, 3 rd
Avenue, New York, NY 10022, United States, phone +1-212-546-8260. Our website address is
www.sifytechnologies.com
and the information contained in our website does not constitute a part of this Annual Report.

All of our publicly filed SEC reports are available at the SEC’s website, www.sec.gov, which contains all the public filings and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

Principal Capital Expenditures

In fiscal years 2024, 2023, and 2022, we spent ₹ 6,927 million (US$ 83.08 million),   ₹ 6,229 million (US$ 75.76 million),  ₹ 4,811 million (US$ 63.46 million) respectively, on capital expenditures. Most of our capital expenditure are incurred in India where we are expanding our data centers and network to cater to the increasing demands for both the services in the Indian market. As of March 31, 2024, we had contractual commitments of approximately ₹ 9,353 million (US $ 112.18 million) for capital expenditures towards the acquisition of property, plant and equipment. These commitments included approximately ₹ 8,180 million (US $ 98.11 million) in domestic purchases and ₹ 1,173 million (US $ 14.07 million) in imports and overseas commitments for products and spares. The total capital expenditure with respect to capital work in progress as on March 31, 2024 amounted to ₹ 12,371 million (US$ 148.38 million).

All our capital expenditures were financed out of cash generated from operations, borrowings and arrangements from banks and other financial institutions and Kotak Alternative Investment Funds in the form of convertible instruments.

Investment Strategy

In evaluating investment opportunities, we consider important factors, such as M&A, strategic fit, competitive advantage and financial benefit.

FY 2020-2021

Pursuant to a business transfer agreement dated January 28, 2021, SIFY (a) transferred its data center business to Sify Infinit Spaces Limited (“SISL”), a wholly owned subsidiary of SIFY which provides data center services, for consideration of ₹ 5,000 million (US$ 68 million) in SISL equity shares, issued at par, and (b) transferred its IT services business (cloud and managed services, applications integration services and technology integration services) to its wholly owned subsidiary Sify Digital Services Limited (“SDSL”) for consideration of ₹2,000 million (US$ 27 million) in SDSL equity shares, issued at par. The business transfers became effective April 1, 2020.

During the fiscal year ended March 31, 2021, SIFY acquired Print House India Private Limited (“PHIPL”) through the Corporate insolvency resolution process. SIFY emerged as the successful resolution applicant under the Hon’ble National Company Law Tribunal (“NCLT”), as confirmed in its order dated June 23, 2020. Pursuant to the resolution plan submitted, the management of affairs of PHIPL vested with a monitoring committee consisting of a resolution professional and the financial creditor of PHIPL. SIFY took over the management of PHIPL after dissolution of the monitoring committee on October 16, 2020, as per the resolution plan. The existing share capital of PHIPL was nullified, and new capital was issued to SIFY. SIFY has implemented the resolution plan in terms of settlement of financial creditors, operational creditors, absorbing of employees as appropriate to the continuance of proposed business and reviving PHIPL’s operations by converting their facility into data centers.

FY 2021-2022

On November 1, 2021, SISL entered into a compulsorily convertible debentures subscription agreement with Kotak Special Situations Fund (“KSSF”) under which KSSF agreed to purchase ₹ 4,000 million (US $ 48.65 million) by March 31, 2023. SISL can further sell up to ₹ 6,000 million (US $ 72.98 million) in one or more tranches during fiscal years 2024, 2025 and 2026, or by October 1, 2026, based on prior communication to investors in writing of its requirement for additional investments on or before October 1, 2023. On July 20, 2023, SISL entered into an assignment letter with KSSF for the transfer of ₹ 6,000 million (US $ 72.98 million) to Kotak Data Centre Fund (“KDCF”). The proceeds from these instruments are planned to be utilized for the expansion of new data centers, including land acquisition for data centers, investment in renewable energy for data centers and repayment of existing debt.

During the fiscal year ended March 31, 2022, SIFY made investments in (i) Padvest Corporation in the amount of 3.79 million (US$ 0.05 million) on September 3, 2021; (ii) Digifresh Corporation in the amount of ₹ 15.16 million (US$ 0.20 million) on September 27, 2021; (iii) The Gizmo App Company in the amount of ₹ 13.50 million (US$ 0.18 million) on December 13, 2021; and (iv) Tasoula Energy Pvt Ltd in the amount of ₹ 225 million (US$ 2.97 million) on August 16, 2021.

FY 2022-2023

During the fiscal year ended March 31, 2023, SIFY made investments in (i) Chatter Inc in the amount of ₹ 12.4 million (US$ 0.15 million) on June 29, 2022; (ii) Passerine Technologies Inc. in the amount of ₹ 16.4 million (US$ 0.20 million) on March 3, 2023; (iii) Aizen Corp (formerly known as Elevo Corporation) in the amount of ₹ 142.80 million (US$ 1.74 million) on January 23, 2023; and (iv) VEH Srishti Energy Private Limited in the amount of ₹ 375.30 million (US$ 4.56 million) on October 21, 2022.

On March 22, 2023, SIFY acquired Patel Auto Engineering Company (India) Private Limited (“PAECIPL”) through a share purchase agreement, for consideration of ₹ 525 million (US$ 6.32 million) paid to shareholders of PAECIPL. SIFY also gave an intercorporate deposit of ₹ 85 million (US$ 1.02 million) to PAECIPL. PAECIPL has on its books only the land allocated by Maharashtra Industrial Development Corporation as of the date of acquisition. SIFY’s standalone financial statements will account for the leasehold rights of such land.

During the fiscal years ended March 31, 2023,the Board of Directors has approved a scheme of amalgamation ('Scheme') for the merger of its fellow subsidiary, Print House (India) Private Limited ('PHIPL') with Sify Infinit Spaces Limited ('SISL') . The Company has furnished the Scheme to the Hon'ble NCLT. The appointed date of the Scheme was April 1, 2022. Further, Sify Infinit Spaces Limited  has received approval for the said Scheme from the shareholders and unsecured creditors of the Company at its meeting held on November 27, 2022 convened by Hon'ble NCLT, Chennai. Sify Infinit Spaces Limited has received the order from Hon'ble NCLT on July 10, 2023, subsequent to which SISL has issued 0.0859762 equity shares for every 1 equity shares held by the shareholders of PHIPL.

FY 2023-2024

During the fiscal year ended  March 31, 2024, SIFY made investments in (i) Cloudfabrix Software Inc. in the amount of ₹124.59 million (approximately US$ 1.5 million) on September 22, 2023; (ii) Aizen Corp (formerly known as Elevo Corporation) in the amount of Rs.16.03 million (approximately US$ 0.193 million) on April 10, 2023 and (iii) Sylvie Unlimited Inc. in the amount of Rs.12.51 Million (approximately US$ 0.15 million) on October 12, 2023
.

On July 20, 2023, SISL entered into a compulsorily convertible debentures subscription agreement with Kotak Data Centre Fund (“KDCF”). Pursuant to this agreement, KDCF invested ₹6,000 million (approximately US$72.23 million) in the form of compulsory convertible debentures of SISL. SISL, which operates the Company’s data centers, plans to use the proceeds from the issue of debentures for the expansion of new data centers, including land acquisition for data centers, investment in renewable energy for data centers and repayment of existing debt.

On September 1, 2023, SIFY acquired SKVR Software Solution Private Limited (“SKVR”), an IT & ITeS company, through a share purchase agreement. Pursuant to the share purchase agreement, shareholders of SKVR received ₹400 million with 51% and 49% of the purchase price paid by Sify Technologies Limited and SISL, respectively. SKVR holds 19,305 square meters of land allotted by the New Okhla Industrial Development Authority (“NOIDA”) for a period of 90 years (which began in the year 2006).

On February 9
th
2024, Scheme of Amalgamation of Patel Auto Engineering Company (India) Private Limited (“PAECIPL”) with SISL is filed with Hon'ble NCLT.

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

This digital revolution also means that IT investments of business have shifted from building owned IT infrastructure to adopting scalable, agile infrastructure on a services model. The need to leverage these technologies and models in the digital era coupled with the need to establish future proof businesses are key strategic imperative for business leaders. This widens the paradigm of an IT environment developing human-machine interfaces, deriving value from large volumes of digitized data, building software applications that will build efficiency on distributed cloud computing and that is not restricted by the technology landscape of companies.

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
2024
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

We have continued to invest in increasing our Data Center capacity during the current year as well. We currently have more than 100 MW of capacity. In line with our ESG goals, the Company has signed power purchase agreements for 231 MW of green power. Out of 231  MW of green power, 67 MW was already being
delivered as on March 31, 2024. The Group has plans to construct Data Center facilities in other greenfield properties based on market demand in due course.

2.	To standardize our solutions to achieve scale

Standardizing the existing solutions has helped us achieve scale in terms of ability to deliver to large number of our customers, our solutions that would involve multiple products across our service offerings. Customer experience has improved due to this standardization. We have adopted multi-cloud platform technologies to complement our capabilities to offer private, public and hybrid cloud solutions.

3.	To reskill our employees

We have invested in reskilling of our employees through our Learning and Development programs. The training enablement is done through various modes like ILT, VLT, eLearning and Webinars. Around 4,319 associates have taken advantage of the eLearning platforms of Myacademy. Around 351 (216 courses + 135 assessments) learning solutions have been internally created and 20,458 courses in Percipio (online third-party portal collaboration with our company) amounting to an aggregate duration of more than 2,05,511 hours including compliance and induction.

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

Service Offerings

Our Operating Segments are as follows:

1)	Network Connectivity Services
2)	Data Center Services
3)	Digital Services

1)	Network Connectivity Services

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

Our network is built with a combination of leased capacities, leased fiber and owned fiber. Our strength has been delivering services on wireless last mile which helps our strategy of hyper reach and our investments in building fiber network in major cities which helps us have hyper scale network delivered to our clients. We lease capacities from multiple telco operators and build redundancies relevant to our architecture. We are carrier-agnostic. The prices of network capacities that we procure has been relatively stable over the years. We have our network spread across 1600 towns and cities and between them have more than 125,000+ Enterprise End points, which is managed by our manpower and in certain cases through our field partners who attend to tickets. Our rental of network nodes is a combination of full lease and colocation basis, which enables optimum operating costs for our network. The major cost for our Network operations center which delivers managed services to our clients is employee costs.

The focus of the Network Connectivity Services is on the following lines:-

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

36

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

Oracle FastConnect provides access to Oracle Cloud region across the globe leveraging Sify’s GlobalCloudConnect,(GCC) and Interconnection in major data centers.  Sify’s GCC interconnects with Oracle cloud infrastructure ensuring fast and reliable access to the cloud region

AMS-IX is private internet exchange set up in Mumbai, India in partnership with Amsterdam Internet Exchange (AMS-IX) where we offer services of private peering for the content providers and the private ISPs
CleanConnect
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

During the year, we focused on scaling our existing network services portfolio with investments in infrastructure to reach more cities on fiber and adding capacities wherever there is market demand.

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

We pioneered the Data Center business in India with the first commercial Data Center in Vashi in the year 2000. Today, we offer a combined IT power of more than 100 MW across its 12 Data Centers, located in all the major business districts. Sify Data Centers have distinguishing features that help customers to stay ahead of the competition. Apart from all of them being concurrently-maintainable, the Rabale campus comes with an on-premise substation and the Noida Data Center is amongst the few green Data Centers available in India. Our Data Centers are built as per the 5th generation SDA (Sify Data Center Architecture 5.0) and operate on an ITIL-based service delivery framework. These Data Centers have highly scalable IT infrastructure with mature operational processes, strong vendor relationships, and provide industry standard IT support functions. All our Data Centers follow professional standards of ISO 9001 for quality, ISO 27001 for information security and ISO 20000 for service delivery.

Power is the major source of input for our Data Center operations. We source power from State electricity boards for our Data Centers, while we have solar power generation, and wind power generation for part of our facilities. We constantly look for alternative and sustainable sources of power to run our Data Center operations in a cost-efficient manner.

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

Internet of Things (IoT) services leverages our network, cloud, applications and network integration capabilities to deliver turnkey solutions to our customers ranging from employee/vehicle tracking to smart metering and smart energy monitoring. There are off-the shelf solutions and customized solutions to solve customer problems.

Cloud and Managed Services

We offer a range of cloud services to our customers:

Cloudinfinit is an enterprise public cloud services managed by our experts in our concurrently maintainable data centers, with ready to use compute, storage and network resources to host applications of customers on multitenant cloud infrastructure. We offer Infrastructure as a Services (IaaS), Platform as a Service (PaaS), Virtual Private Data Center (VPDC) in a secure SSAE-16 and SOC-2 accreditation.

GoInfinit VPE is a private cloud computing service with dedicated compute capacity and secure logically segregated storage, network and security resources delivered out of our Data Centers.

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

Our associates are a major component for the services we provide in addition to the infrastructure that we have built. Most of our associates have to carry additional certifications or skillsets to offer managed services for our customers.

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

Our myriad mix of solutions gives us the scope to band and extend any or all of these services in multiple formats and scales for clients who wish to rest their entire infrastructure with us. Clients get the benefit of our accumulated knowledge base and technical expertise across all points of the ICT spectrum. This integrated solution translates into better cost efficiencies for the client. In terms of monitoring, the client interacts with a singular service provider saving them both implementation and documentation time and effort.

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

Online Assessment

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

eLearning

Our eLearning services create immersive and engaging learning experiences with new technology and interactive learning. Our innovative eLearning technologies and courseware solutions leverages the power of the web, mobile and the cloud. We offer custom solutions to customer to develop their courses using modern technologies like virtual reality, game based learning and interactive 3D learning, in addition to offering more traditional methods of instructor led training and developing video-based learning modules for our customers.

Digital Signature Services

Safescrypt is our flagship managed CA public key infrastructure (PKI) services offered from our world class data center in Bengaluru. Our solution to customers incorporates business and audit requirements in compliance with legal and regulatory mandates.

SAP Services

We offer a range of support services, and our experts help with everything from SAP implementation and maintenance to SAP GST ready, SAP Basis and SAP HANA cloud hosting to system improvements and innovation strategies. With our vast experience across geographies and industries, we have the right people, practices, and solutions to help organizations generate the greatest return on their SAP investments and build a transparent business.

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

Our re-organized segments provide the required strategic directions on decision making, funding and operations. The segments are also in line with the market demands of customers where products from our digital services portfolio are often bundled together to provide a seamless digital transformation experience for our customers.

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

As a percentage of total revenue by geographic segment for the last three fiscal years are as follows:

Geography	2024	2023	2022
India	93.46%	81.88%	82.88%
Rest of the world	6.54%	18.12%	17.12%

Our customers as a percentage of total revenue by operating segment for the last three fiscal years are as follows:

Operating Segment	2024	2023	2022
Network Connectivity Services	41.15%	39.79%	43.94%
Data center services	31.02%	30.31%	27.74%
Digital Services	27.83%	29.90%	28.32%

During the year under review revenue from one customer of the Group's Data center services segment is ₹ 4,171 million which is more than 12% of the Group's total revenue.

Customer Service and Technical Support

We have a single window help desk for all our customers across different service lines. This helps our customers reach the right technical support and get issues resolved on an accelerated basis. We support both telephonic and email interactions from our clients and support for Enterprises services is 24x7.

Sales and Marketing

Our sales and marketing functions are structured based on geographies to cater to the needs of respective markets. We have sales and marketing teams in India, Singapore, United Kingdom and the United States. While India sales are further divided to regions such as North, East, West, South and also divided based on the customer segment as Digital Sales Team and Wholesale. The Singapore team is responsible for rest of Asia Pacific, the United Kingdom team is responsible for Europe market and the United States team is responsible for coverage in North America.

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

Data Center Infrastructure.
We operate 12 concurrently maintainable Internet Data Centers, seven in Mumbai, one each at Chennai, Bangalore, Hyderabad, Kolkata and Noida (UP). We offer managed hosting, security and infrastructure managed services from these facilities. These Data Centers are completely integrated with our IP / MPLS network which provides seamless connectivity for our customers from their premises to their applications hosted in the Data Centers.

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
Connectivity
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

Investment in Data Centers

We have combined IT power of more than 100 MW across our 12 Data Center facilities. All our Data Centers are concurrently maintainable, our Rabale campus comes with an on-premise substation and our Noida DC is amongst the few green data centers in India. Our Data Centers provide high-level security features like perimeter fence, gates, fire suppression, and 24X7 security officers. All critical areas have Biometric Readers, Smart Card Access, and 24*7 CCTV surveillance. Noida and Rabale Data Centers come with a Z level security with advanced fire alarm, aspirating smoke sensors, multilevel access control, and automatic fire suppression. We continue to expand our capacity to meet the rising demands of data centers.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations
(
₹ in million, except share data and where otherwise stated)

Overview

We are among the largest integrated ICT solutions and services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common data network infrastructure reaching more than 1600 cities and towns in India. This network also connects 53 Data Centers across India including Sify’s 12 concurrently maintainable Data Centers across the cities of Chennai, Mumbai, Kolkata, Delhi, Bengaluru and Hyderabad and customer Data Centers.

Our mission is building a world in which our converged ICT ecosystem and our ‘bring it on’ attitude will be the competitive advantage to our customers. Our 7 core values which are called ‘The Sify way’ are 1) Put customers’ needs first, 2) Be accountable, 3) Treat others with dignity, 4) Be action oriented, 5) Have the courage to confront issues, 6) Always remember that you are a part of Sify’s team, and 7) Protect Sify’s interest always.

Our primary geographic markets is India. Our revenue is derived from services to enterprise customers, comprising Network services, Data Center services, Cloud and Managed services, Technology Integration services and Applications Integration services.

We were incorporated on December 12, 1995 in Andhra Pradesh, India as Satyam Infoway Private Limited, a Company under the Indian Companies Act to develop and offer connectivity-based corporate services in India. We shifted our registered office to Chennai, Tamil Nadu from April 1, 2003. We completed our initial public offering of ADSs in the United States in October 1999. We listed our ADS on the NASDAQ Global Market on October 19, 1999. In February 2000, we completed our secondary offering of ADSs in the United States.

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
Connectivity
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

Digital Services

Revenue from Cloud and Managed services are primarily from “Cloud and on demand storage”, “Domestic managed services
”
and “International managed services”. Contracts from Cloud and on demand storage, are primarily fixed and for a period of time. Revenues from Domestic and International managed services comprise of value-added services, operations and maintenance of projects and from remote infrastructure management. Contracts from this segment are fixed and could also be based on a time and material basis (T&M).

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

Network Connectivity Services

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

Depreciation and amortization

We depreciate our tangible assets on a straight-line basis over the useful life of assets, ranging from 3-8 years and, in the case of buildings, 28 years. System Software is amortised over a period of 1-3 years ,Undersea cable capacity is amortised over a period of 12 years and other intangible assets with finite lives are amortised over 3-5 years.

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

Stock compensation expense

A total of 25 million equity shares are reserved for issuance under our Associate Stock Option Plans (ASOPs). Our ASOP 2014 was adopted at the Eighteenth Annual General Meeting held on July 28, 2014. As of March 31, 2024, we had an aggregate outstanding of 6.33 million options under our ASOP with a weighted average exercise price equal to approximately ₹ 90.12 ($1.08) per equity share. Unamortized stock compensation expense as of March 31, 2024 on these options is ₹ 105.08 million ($ 1.26 million).

Results of Operations

The following table sets forth certain financial information as a percentage of revenues:

	Fiscal
	2024	2023	2022
	%	%	%
Revenues	100	100	100
Cost of goods sold and services rendered	(62.80)	(64.00)	(59.36)
Other income/(expense)	0.52	0.39	0.48
Selling, general and administrative expenses	(18.24)	(17.16)	(18.29)
Depreciation and amortization expenses	(13.40)	(11.89)	(12.20)
Profit from operating activities	6.08	7.34	10.63
Finance income	0.95	0.67	0.27
Finance expenses	(6.38)	(4.95)	(4.06)
Net finance income/(expenses)	(5.43)	(4.28)	(3.79)
Profit before tax	0.65	3.06	6.84
Income tax (expense)/ benefit	(0.51)	(1.04)	(2.18)
Net profit for the year	0.14	2.02	4.66

Results of year ended March 31, 2024 compared to year ended March 31, 2023

The growth in our revenues in fiscal 2024 from fiscal 2023 is given below:

			Increase/
	2023 - 24	2022 – 23	(decrease)	% Change

Revenues	35,634	33,404	2,230	7%

Year 2023-24 had a 7% growth with an increase in revenues of ₹ 2,230 million ($26.75 million) contributed largely by Network-Connectivity Services with ₹ 1,370 million ($16.44 million) ,Data center service with a revenue growth of ₹ 929 million ($11.14 million) which was off set with decrease in revenue growth of Digital Services with ₹ 69 million ($0.83 million),.

The revenue by operating segments is as follows:

	Revenue		Percentage of revenue		Growth %
	2023-24	2022-23	2023-24	2022-23
Network Connectivity Services	14,661	13,291	41%	40%	1%
Data Center Services	11,054	10,125	31%	30%	1%
Digital Services	9,919	9,988	28%	30%	(2)%
Total	35,634	33,404	100%	100%

Revenue from Network Connectivity Services increased by ₹ 1,370 million ($16.44 million) primarily due to (i) increase in revenue of ₹ 1,053 million ($12.63 million) from connectivity services, contributed by an increase in capacity by existing and new customer engagements and   (ii) increase in revenue of ₹ 317 million ($ 3.81million) in voice services, which is attributable to increase in revenue from ILD & Hubbing business by ₹ 300 million ($ 3.60 million), and increase in revenue of ₹ 17 million ($0.22 million) from retail voice business.

Revenue from Data Center services has increased by ₹ 929 Million ($ 11.14 million) on account of new contracts and higher capacity utilisation by existing customers.

Revenue from Digital Services has decreased by ₹ 69 Million ($ 0.83 million) majorly due to (i) increase in revenue from Application Integration Service by ₹ 293 Million ($ 3.51 million) ) majorly from sale of licenses and eLearning services and (ii) increase in revenue from Network Managed Services by ₹ 645 Million ($7.74 million), and this increase is offset by decrease in (iii) revenue in Cloud and Managed Services by ₹ 151 Million ($ 1.81 million) and (iv) Technology Integration Services by ₹ 856 ($ 10.27 million).

Other income

The change in other income is as follows:

			Increase/
	2023-24	2022-23	(decrease)	% Change
Other income	185	132	53	40%

Other income has increased by ₹ 53 million ($0.64 Million). The increase is primarily on account of increase in Miscellaneous income by ₹ 197 million (2.37 Million), which is offset by decrease in foreign exchange gain by ₹144 (1.73 Million)

Cost of goods sold and services rendered (COGS)

Our cost of goods sold and services rendered in each of the business segment is set forth in the following table:

			Increase/
	2023-24	2022-23	(decrease)	% change
Network Connectivity Services	9,782	8,597	1,185	14%
Data Center Services	4,914	4,729	185	4%
Digital Services	7,682	8,053	(371)	(5)%
Total	22,378	21,379	999	5%

The cost of goods sold has increased by 5% on an overall basis and the movement in COGS by nature of expense is explained in detail below:

	2023-24	2022-23	Increase/ (decrease)	% change

Network Costs	7,869	6,838	1,031	15%
Revenue Share	906	863	43	5%
Cost of Hardware / Software	4,327	5,135	(808)	(16)%
Power costs	4,623	4,283	340	8%
Direct Resources costs	2,859	2,407	452	19%
Other direct costs	1,794	1,853	(59)	(3)%
Total	22,378	21,379	999	5%

Network costs comprises cost of Bandwidth leased out from TELCOS, Inter connect charges and IP termination costs payable to carriers. Bandwidth cost increased by ₹ 760 Million ($9.12 million) due to capacity increase and IP termination costs increased by ₹271 Million ($3.25 million) on account of increase in minutes.

Revenue share cost comprises of revenue share payable to DOT on ILD, NLD and other services. Increase in revenue share is on account of increase in revenue from licensed services.

The decrease in cost of hardware and software expenses is on account of non- completion of projects in systems integration and security services.

Power cost include electricity charges incurred for our Data Center operations. Power cost increased by ₹340 million ($4.08 million) due to increase in occupancy of newly commissioned Data Centers and also increase in consumption in existing Data Centers and increased power tariff.

Direct resources costs are comprised of (i) the cost of resources deployed on the network infrastructure delivery (ii) resources involved in delivery of application services (iii) cost of billable resources associated with the eLearning and infrastructure managed services. There is an increase in the resource costs by ₹452 Million ($5.42 million).

Other direct costs are comprised of link implementation and maintenance charges for the Network services, onetime costs for data center services for on boarding new customers, platform costs for Cloud storage, direct cost of application services, digital certificate platform costs, content costs, delivery costs of application services, subject matter experts for international business. There is a marginal decrease in other direct costs by ₹ 59 Million ($0.71 million).

Selling,
General and Administrative expenses

Selling, General and Administrative expenses of the Company by nature of expenses are set forth as follows:

	2023-24	2022-23	Increase/ (decrease)	% change
Operating costs	1,742	1,669	73	4%
Selling and Marketing Expenses	117	160	(43)	(27)%
Associate Expenses	2,788	2,184	604	28%
Other Indirect expenses	1,583	1,349	234	17%
Allowance for doubtful receivables/advances	265	372	(107)	(29)%
Forex (gain) / Loss	5	-	5	100%
Total	6,500	5,734	766	13%

Operating costs includes rental, repairs and maintenance charges of our network operating centers, base stations and other co-location sites including the rent and maintenance for our Data Centers. Operating costs increased by ₹73 million ($0.88 million) on account of increase in repairs and maintenance and network operating cost.

Selling and Marketing expenses consist of, selling commission payable to sales partners, incentive to salesmen and, marketing and promotion costs. The Selling and Marketing expenses decreased by ₹43 million ($ 0.52 million).

Associate expenses consist of cost of the employees who are part of the Sales and marketing, Business development, General Management and support services. Associate expenses increased by ₹604 million ($7.24 million) between two periods due to increase in employees head count..

Other indirect expense consists of, rental and electricity cost of office, travel cost, legal charges, professional charges, communication, and others. During the year Other Indirect costs have increased by ₹234 million ($2.81 million).

Allowance for doubtful receivables/advances consists of the charge on account of the provisions created during the year against doubtful receivables/advances. Allowance for doubtful receivables/advances decreased by ₹107 million ($1.28 million) on account of prudent provisioning of debtors.

Forex (gain) / Loss incurred is ₹5 million ($0.06 million) compared to the previous year.

Depreciation and amortization

Depreciation and amortization are set forth in the table below:

	2023 -24	2022 -23	Increase/ (Decrease)	% Change
Depreciation and amortization	4,773	3,972	801	20.17%
As a percentage of carrying value	11.90%	13.87%

The depreciation and amortization expenses has been increased by ₹801 million ($9.61 million), the increase is on account of capitalization of new assets during the year.

Profit from operating activities

	2023 -24	2022 -23	Increase/ (Decrease)	% Change
Operating profit	2,168	2,451	(283)	(11.55)%
As a percentage of revenue	6.08%	7.34%

Operating profit has decreased over the previous year due to higher depreciation.

Finance income / (expense)

	2023 -24	2022 -23	Increase/ (Decrease)	% Change
Finance income	338	223	115	51.57%
Finance expense	(2,273)	(1,653)	(620)	37.51%
Net finance income / (expense)	(1,935)	(1,430)	(505)	35.38%

Finance income:
The finance income primarily consists of interest received from bank deposits of ₹ 231 million ($ 2.77 million), and interest income on income tax refund of ₹ 77 million ($ 0.92 million).

Finance expense:
The finance expenses is increased by ₹ 620 Million ($ 7.44 Million) the increase is primarily on account of increase in interest on borrowings by ₹ 545 Million ($ 6.53 Million), interest on lease liability on account of IFRS 16 – Leases by ₹ 58 Million ($ 0.70 Million) and  increase in bank charges by ₹ 17 Million ($ 0.21 Million).

Net Profit

	2023 -24	2022 -23	Increase/ (Decrease)	% Change
Net Profit	49	675	(626)	(92.74)%
As a percentage of revenue	0.14%	2.02%

Results of year ended March 31, 2024 compared to year ended March 31, 2023

Refer to the section ‘Results of year ended March 31, 2024 compared to year ended March 31, 2023 ’ under ‘Management's Discussion and Analysis of Financial Condition and Results of Operations’ of Item 5 in our Annual Report on Form 20-F, for fiscal year 2023, filed with the U.S. Securities and Exchange Commission on June 28, 2023, for analysis of our results for fiscal year 2023 in comparison with fiscal year 2022.

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

The following table summarizes our cash flows for periods presented:

	2024	2023	2022	2024
	₹ In million	₹ In million	₹ In million	US $ in million
Net cash from / (used in) operating activities	4,983	8,338	2,245	60
Net cash from / (used in) investing activities	(12,263)	(13,592)	(7,593)	(147)
Net cash from / (used in) financing activities	7,444	4,944	4,170	89
Effect of exchange rate changes on cash and cash equivalents	1	2	2	0
Net increase / (decrease) in cash and cash equivalents	165	(308)	(1,176)	2

As of March 31, 2024, 2023 and 2022 we had working capital (current asset – current liabilities) of ₹ 791 million, 259 million and ₹ 902 million which includes cash and cash equivalents of ₹ 4,059 million, 3,894 million and ₹ 4,202 million. We believe that cash from operations and existing lines of credit are sufficient to meet our liquidity requirements.

Our short-term borrowings to finance working capital requirements are primarily financed by cash credit facilities with banks. Borrowings for capital expenditures are financed through capital leases and long-term loans.

We have borrowings of ₹ 27,589 million (including lease liability to the extent of ₹ 3,043 million) as of March 31, 2024 out of which ₹ 7,317 million will be repaid within a period of 12 months. Interest outflow on existing borrowings for next year is expected to be ₹ 1,404 million. We have utilized working capital facility of ₹ 1,870 million out of limit of ₹ 5,430 million during fiscal 2023. We have unutilized non fund limit of ₹ 2,930 million as of March 31, 2024.

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

The Group has opted to transition to SOFR (
Secured Overnight Financing Rate) from LIBOR.
During the year under review, the Group entered into interest rate swaps in order to hedge the cash flows arising out of the interest payments of the underlying external commercial borrowing. The period of the swap contract is co terminus with the period of the underlying external commercial borrowing. As per the terms of the arrangement, the Company shall pay fixed rate of interest (8.9%) and receive variable rate of interest equal to SOFR + 2.5% on notional amount.

Compulsorily Convertible Debentures:

During the fiscal year 2021-22, Sify Infinit Spaces Limited, a wholly owned subsidiary of Sify, in the business of providing data center services, has entered into compulsorily convertible debentures subscription agreement with Kotak Special Situations Fund (“KSSF”) under which KSSF has invested
₹
4,000 million (USD 51.52 million) as of March 31, 2023. Sify Infinit Spaces Limited  can further draw up to ₹ 6,000 million (USD 77.27 million) in one or more tranches during FY 2024, FY 2025 or by October 1, 2026 based on prior communication to investors in writing of its requirement for Additional Investments on or before October 1, 2023. On July 20, 2023, SISL entered into an assignment letter with KSSF for the transfer of ₹ 6,000 million (US $ 72.98 million) to Kotak Data Centre Fund (“KDCF”). The proceeds from these instruments are planned to be utilized for expansion of new data centers, including land acquisition for data centers, investment in renewable energy for data centers and repayment of existing debt.

On July 20, 2023, SISL entered into a compulsorily convertible debentures subscription agreement with Kotak Data Centre Fund (“KDCF”). Pursuant to this agreement, KDCF invested ₹6,000 million (approximately US$72.23 million) in the form of compulsory convertible debentures of SISL. SISL, which operates the Company’s data centers, plans to use the proceeds from the issue of debentures for the expansion of new data centers, including land acquisition for data centers, investment in renewable energy for data centers and repayment of existing debt.

Cash and cash equivalents:

Cash and cash equivalents comprise of ₹2,559 million, ₹2,470 million and ₹ 2,504 million in bank accounts and ₹3,275  million, ₹2,375  million and ₹ 1,888  million in the form of bank deposits as on March 31, 2024, 2023 and 2022 out of which cash deposits in the form of margin money is restricted for use by us amounting to ₹ 440 million, ₹ 1,195 million and ₹ 792 million. Cheques on hand comprises of amount ₹ NIL millions, ₹ NIL millions and ₹ 182 millions as on March 31, 2024, 2023 and 2022. Cash on hand comprises of amount ₹ 1 millions, ₹ 1 millions and ₹ 1 millions as on March 31, 2024, 2023 and 2022

Net cash generated from operating activities for the year ended March 31, 2024 was ₹ 4,983 million ($ 59.77 million). This is attributable to increases in trade and other payables by ₹ 2,827 million ($ 33.91 million), in contract liabilities ₹ 841 million ($ 10.09 million)  due to advance billing  and  decrease in trade and other receivable  by ₹ 481 million ($ 5.77 million), in other assets by ₹ 1,478 million ($ 17.72 million), due to payment of taxes by ₹ 1,284 million ($ 15.40 million), in other Bank Deposits by ₹1,289 ($15.4 million).

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

Net cash generated from operating activities for the year ended March 31, 2022 was ₹ 2,245 million ($ 29.56 million). This is attributable to increases in trade and other payables by ₹ 1,362 million ($ 17.97 million), in contract liabilities ₹ 1,283 million ($ 16.92 million)  due to advance billing  and  decrease in trade and other receivable  by ₹ 4,083 million ($ 53.86 million), in Inventory by ₹ 992 million ($ 13.09 million), due to payment of taxes by ₹ 1,276 million ($ 16.83 million) and on account of decrease in contract asset and cost by ₹ 661 million ($ 8.72 million)

Net cash used in investing activities for the year ended March 31, 2024 was ₹ 12,263 million ($ 147.09 million) primarily on account of additional expenditures on Data Center facilities, upgradation of network backbone and expansion of metro fiber to additional cities.

Net cash used in investing activities for the year ended March 31, 2023 was ₹ 13,592 million ($ 165.32 million) primarily on account of additional expenditures on Data Center facilities, investment in renewable energy for data center, upgradation of network backbone and expansion of metro fiber to additional cities.

Net cash used in investing activities for the year ended March 31, 2022 was ₹ 7,593 million ($ 100.16 million) primarily on account of additional expenditures on Data Center facilities, investment in renewable energy for data center, upgradation of network backbone and expansion of metro fiber to additional cities.

Net cash generated from financing activities for fiscal year 2024 was ₹ 7,444 million ($ 89.28 million). The increase is mainly due to borrowings amounting to ₹ 14,518 million ($ 174.14 million) out of which ₹ 6,000 million ($ 71.97 million) is on account of the issue compulsorily convertible debentures to Kotak Data Center Fund (KDCF)  and proceeds from issue of shares including share premium under the  ESOP amounting to  ₹ 42 million ($ 0.5 million) received during the year. The increase was significantly offset by repayment of long term borrowings, Short term borrowings and lease liabilities of ₹ 3,395 million ($40.72), ₹ 495 million ($5.93) and ₹ 377 million ($ 4.52 million) respectively and finance expenses amounting to ₹2,849 .million ($ 34.17 million)

Net cash generated from financing activities for fiscal year 2023 was ₹ 4,944 million ($ 60.13 million). The increase is mainly due to borrowings amounting to  ₹ 9,075 million ($ 110.38 million) out of which ₹ 1,980 million ($ 24.08 million) is on account of issue Compulsorily convertible debentures to Kotak Special Situations Fund (KSSF)  and proceeds from issue of shares including share premium under the  ESOP amounting to  ₹ 8 million ($ 0.10 million) received during the year. The increase was significantly offset by repayment of long term borrowings, Short term borrowings and lease liabilities of ₹ 2,705 million ($32.90), ₹ 1,520 million ($18.49) and ₹ 265 million ($ 3.22 million) respectively and finance expenses amounting to ₹ 1,628 million ($ 19.80 million).

Net cash generated from financing activities for fiscal year 2022 was ₹ 4,170 million ($ 55.02 million). The increase is mainly due to borrowings amounting to ₹ 5,516 million ($ 72.77 million) out of which ₹ 2,020 million ($ 26.65 million) is on account of issue Compulsorily convertible debentures to Kotak Special Situations Fund (KSSF)  and proceeds from issue of shares including share premium under the  ESOP amounting to ₹ 44 million ($ 0.59 million) received during the year. The increase was significantly offset by repayment of lease liabilities of ₹224 million ($ 2.95 million) and finance expenses amounting to ₹ 1,117million ($ 14.73 million).

For the outstanding long term obligations of  ₹ 18,795 million ($225.43 million) as on March 31, 2024, we have obligation to pay ₹ 5,557 million ($66.65 million) with in 1 years, ₹ 7,922 million ($ 95.02 million) in 1 to 3 years, ₹ 5,536 million ($ 66.40 million) in 3 to 5 years  and ₹ 3,500 million ($ 41.98 million) more than 5 years amounting to
₹ 22,515
million ($ 270.05 million).

For the outstanding long term obligations of  ₹ 16,160 million ($196.55 million) as on March 31, 2023, we have obligation to pay ₹ 3,302 million ($40.16 million) within 1 years, ₹ 7,385 million ($ 89.82 million) in 1 to 3 years, ₹ 5,744 million ($ 69.86 million) in 3 to 5 years  and ₹ 5,078 million ($ 61.76 million) more than 5 years amounting to ₹ 21,509 million ($ 261.61 million).

For the outstanding long term obligations of  ₹ 10,012 million ($132.07 million) as on March 31, 2022, we have obligation to pay ₹ 2,871 million ($37.87 million) within 1 years, ₹ 3,875 million ($ 51.12 million) in 1 to 3 years, ₹ 2,220 million ($ 29.28 million) in 3 to 5 years  and ₹ 1,432 million ($ 18.89 million) more than 5 years amounting to ₹ 10,397 million ($ 137.15 million).

For the outstanding Lease Liability obligations of  ₹ 3,043 million ($ 36.50 million) as on March 31, 2024, we have obligation to pay ₹ 588million ($ 7.05 million) within 1 years, ₹ 774 million ($9.28 million) in 1 to 3 years, ₹ 531 million ($ 6.37 million) in 3 to 5 years  and ₹ 6,696 million ($ 80.31 million) more than 5 years amounting to ₹ 8,589 million ($ 103.01 million).

For the outstanding Lease Liability obligations of  ₹ 2,451 million ($ 29.81 million) as on March 31, 2023, we have obligation to pay ₹ 586million ($ 7.13 million) within 1 years, ₹ 789 million ($9.60 million) in 1 to 3 years, ₹ 555 million ($ 6.75 million) in 3 to 5 years  and ₹ 3,774 million ($ 45.90 million) more than 5 years amounting to ₹ 5,704 million ($ 69.38 million).

For the outstanding Lease Liability obligations of  ₹ 2,207 million ($ 29.11 million) as on March 31, 2022, we have obligation to pay ₹ 507 million ($ 6.69 million) within 1 years, ₹ 733 million ($ 9.67 million) in 1 to 3 years, ₹ 430 million ($ 5.67 million) in 3 to 5 years  and ₹ 2,612 million ($ 34.46 million) more than 5 years amounting to ₹ 4,282 million ($ 56.49 million).

Capital expenditure

We incurred
₹
6,927 million (US$ 83.08 million) towards capital expenditure for the year ended March 31, 2024. We expect further capital expenditure to be incurred during the fiscal year 2024-25 to strengthen our infrastructure capabilities. The capital expenditure was funded out of internal accruals and bank borrowings. Also refer to section “Principal Capital Expenditures” under Item 4 for capital commitments as on March 31, 2024.

Research and development

The Company does not have research and development activities and has also not undertaken any sponsored research and development activities.

Trends

The information is set forth under the caption ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’ - ‘Operating and Financial review and Prospects’.

Recent Accounting Pronouncements

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after April 1, 2024 or later periods. Those which are considered to be relevant to the Company’s operations are set out below.

Amendments to IAS 21

On August 15, 2023, International Accounting Standards Board (IASB) has issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates, Lack of Exchangeability that will require companies to provide more useful information in their financial statements when a currency cannot be exchanged into another currency. These amendments specify when a currency is exchangeable into another currency and when it is not and specify how an entity determines the exchange rate to apply when a currency is not exchangeable.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2025, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.
.

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

Revenue Recognition

The Group derives revenue from converged ICT solutions comprised of Network- Connectivity services, Data Center services, Digital services which includes Cloud and managed services, Technology integration services and Applications integration services.
The revenue recognition in respect of the various streams of revenue is described below:

(i)   Network Connectivity Services:

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

Item 6.
Directors, Senior Management and Employees

Directors and Executive Officers with diversity statistics

The following table sets forth the name, age and position of each director and senior management of our Company as of March 31, 2024:

Name	Age	Designation
Raju Vegesna (4)	64	CEO, Chairman & Managing Director
C B Mouli (1) (2) (5)	76	Director, Chairman & Financial Expert of Audit Committee
T H Chowdary (2) (3) (5)	91	Director & Chairman of Compensation & Nominating Committees
Vegesna Bala Saraswathi (4)	59	Director
C E S Azariah (1) (2) (3) (4) (5)	75	Director
Arun Seth (1)	72	Director
Kamal Nath	58	Chief Executive Officer
M P Vijay Kumar	54	Whole Time Director and Chief Financial Officer
C R Rao	63	Chief Operating Officer

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating Committee.

(4)	Member of the Corporate Social Responsibility Committee.

(5)	Member of Nomination and Remuneration Committee.

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

M P Vijay Kumar has served as Chief Financial Officer since October 2007 and has over two decades of experience in corporate audits, financial/management consulting, legal advisory services, management audit and investment banking.  He is a Chartered Accountant and a Fellow Member of the Institute of Chartered Accountants of India, Fellow Member of the Institute of Company Secretaries of India and Associate member of the Institute of Cost and Works Accountants of India. During the Financial year 2022-23, pursuant to the recommendation of Nomination and Remuneration committee the Board has approved appointment of Mr M P Vijay Kumar as Whole Time Director (Additional) of the Company for a period of 5 (Five) years from November 14, 2022, on a remuneration and on such terms and conditions with liberty and authority to the Board of Directors to alter and vary the terms and conditions of the said appointment from time to time within the scope of Schedule V of the Companies Act, 2013, or any amendments thereto or any re-enactment thereof as may be agreed to between the Board of Directors and Mr M P Vijay Kumar subject to the approval of Members at the ensuing Annual General Meeting.

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

Infinity Capital Ventures, LP beneficially owned 7.58 % of our equity shares as of March 31, 2024. This shareholder is a party to the Subscription Agreement dated November 10, 2005 with our Company. The Subscription Agreement provides that, among other things, the Company shall appoint Mr. Raju Vegesna as the Chairman of the Board of Directors, Infinity Capital shall also nominate another person to the Board of Directors and so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital. In November 2005, Mr. Raju Vegesna, a nominee of Infinity Capital Ventures, LP, was appointed as Chairman of our Board of Directors. In February 2006, the Company also appointed Mr. P S Raju as the second nominee of Infinity Capital to the Board of Directors. Consequent to the resignation of Mr. P S Raju, as a Director effective May 31, 2015, Ms. Vegesna Bala Saraswathi was appointed as an additional Director effective July 22, 2015 of our Company as a Nominee. Further, she was elected by shareholders as a Director at the Annual General Meeting held on July 4, 2016. She got re-elected as a director in Annual General Meeting held on July 4, 2022.

Infinity Satcom Universal Private Limited beneficially owned 7.93% of our equity shares as of March 31, 2024.  Mr. Ananda Raju Vegesna, Executive Director of the Company and brother of Mr. Raju Vegesna, is the Director of Infinity Satcom. Infinity Satcom is presently controlled by Mr. Raju Vegesna.

Board Diversity Matrix:

Particulars	Details
Country of Principal Executive Offices “Home Country”	India
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7

Part I: Gender Identity
Particulars	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	6	-	-

Part II: Demographic Background

Particulars	Details
Underrepresented Individual in Home Country Jurisdiction	-
LGBTQ+	-
Did Not Disclose Demographic Background	-

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

Mr. M P Vijay Kumar, Whole Time Director and Chief Financial officer will be receiving the remuneration as per the limit prescribed under the provisions of Companies Act, 2013 and the same was approved by the Shareholders at their Annual General meeting held on August 25, 2023. Members are requested to refer the officers Compensation section for the details.

Directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. T. H. Chowdary, a Director of our Company, has been receiving ₹ 25,000 per month for the technical services rendered by him.

Officer Compensation

The following table sets forth all compensation paid by us during the fiscal year ended March 31, 2024 to our executive officers:

	Summary Compensation Table ( ₹ in million)

Name	Salary(1)	Bonus (Performance based incentive)

Kamal Nath	17.01	3.60
M P Vijay Kumar	15.98	4.59
C R Rao	16.27	4.59

(1)	Includes provident fund contributions.

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

The Directors (who are not executive officers) are not entitled for any remuneration including any pension, retirement, or similar benefit schemes.

The details of our contribution to provident fund in respect of the executive officers are set out below:

Name	₹ in million
Kamal Nath	0.88
M P Vijay Kumar	0.81
C R Rao	0.79

Gratuity expense is determined at an overall Company level based on an actuarial valuation performed by an independent actuary.  Thus, the cost for the year ended March 31, 2024 in respect of gratuity and compensated absences towards executive officers of the Company was not separately determined.  Gratuity cost relating to such executive officers is not estimated to be material.

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

We have provided for ₹ 309.87 million ($3.72 million) towards bonus payable for the year ended March 31, 2024 to employees including executive officers who have achieved the KRAs and KPIs.

Total of 1.65 million options were allotted to executive officers as part of ASOP 2014 plan during fiscal 2015.Further 1.35 million options were allotted to executive officers during the fiscal 2019. Related charge for the fiscal 2021 amounted to ₹ 4.51 million ($ 0.06 million). During the fiscal 2023-24 executive officers exercised 0.134 million shares out of ASOP 2014 Plan.

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

On July 15, 2005, we appointed Mr. C.B. Mouli as independent Directors of the Board to comply with the applicable NASDAQ rules.

Mr. C E S Azariah was appointed as an independent Director effective March 25, 2013.

Dr T H Chowdary is also an independent Director of the Board.

Mr. Arun Seth was appointed as an Independent Director effective October 22, 2018.

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

Mr. Raju Vegesna, CEO, Chairman & Managing Director
Appointed as Chairman & Managing Director for a period of five years effective July 18, 2009, Mr. Raju Vegesna was subsequently appointed as the Chairman & Managing Director of the Company at the Annual General Meeting of the Company under Section 203 of the Companies Act, 2013 for a period of five years, effective from July 18, 2014, without any remuneration from the Company. His appointment was also approved by the Central Government. His term expired on July 17, 2019, upon which he will become eligible for reappointment.

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

At the expiration of the term, on July 18, 2024, Mr. Vegesna will be eligible for reappointment.

Ms. Vegesna Bala Saraswathi
Appointed as an Additional Director in July 2015.  As per the Indian Companies Act, 2013, she was elected by the shareholders at the Annual General Meeting held on July 4, 2016.
 Further, as per the Act, she will retire by rotation and be eligible for re-election at the ensuing Annual General Meeting.

Mr M P Vijay Kumar
Based on the recommendation of Nomination and Remuneration Committee Mr M P Vijay Kumar appointed as Whole Time Director (Additional) of the Company for a period of 5 (Five) years from November 14, 2022, on a remuneration and on such terms and conditions with liberty and authority to the Board of Directors to alter and vary the terms and conditions of the said appointment from time to time within the scope of Schedule V of the Companies Act, 2013, or any amendments thereto or any re-enactment thereof as may be agreed to between the Board of Directors and Mr M P Vijay Kumar and the proposal for appointment and the payment of remuneration was approved by the Members at their Annual General Meeting held on August 25, 2023.
.

Dr T H Chowdary, Chairman of Compensation and Nominating Committees
Appointed as a Director in February 1996.  As per the Indian Companies Act, 2013, he was appointed as an Independent Director for a term of five consecutive years from the conclusion of the Eighteenth Annual General Meeting held on July 28, 2014. He was re-appointed for a further period of five years by the Shareholders at the Twenty Third Annual General Meeting held on July 5, 2019. The tenure of office will be expiring on July 4, 2024. He is not eligible for re-appointment as per the provisions of Indian Companies Act, 2013.

Mr. C B Mouli, Chairman and Financial Expert of Audit Committee
Appointed as a Director in July 2005.  As per the Indian Companies Act, 2013, he was appointed as an Independent Director for a term of five consecutive years from the conclusion of the Eighteenth Annual General Meeting held on July 28, 2014. He was re-appointed for a further period of five years by the Shareholders at the Twenty Third Annual General Meeting held on July 5, 2019. The tenure of office will be expiring on July 4, 2024. He is not eligible for re-appointment as per the provisions of Indian Companies Act, 2013.

Mr. C E S Azariah
Appointed as a Director by the Board of Directors in March 2013.  As per the Indian Companies Act, 2013, he was appointed as an Independent Director for a term of five consecutive years from the conclusion of the Eighteenth Annual General Meeting held on July 28, 2014. He was re-appointed for a further period of five years by the Shareholders at the Twenty Third Annual General Meeting held on July 5, 2019. The tenure of office will be expiring on July 4, 2024. He is not eligible for re-appointment as per the provisions of Indian Companies Act, 2013.

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

Board Committees

Details relating to Audit, Compensation, Corporate Social Responsibility and Nominating Committees of our board are provided below:

Audit Committee

Our Audit Committee is comprised of three independent directors, as determined under applicable NASDAQ rules. They are:

•	Mr. C B Mouli;
•	Mr. C E S Azariah; and
•	Mr. Arun Seth

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

The Audit Committee held six meetings in video conference during fiscal year 2023-24.

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

The Compensation Committee held four meetings in video conference during fiscal 2023-24.

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

For the financial year 2023-24,

the Company has spent ₹ 32.85 million in pursuance of its Corporate Social Responsibility Policy in the following manner:

1. Contribution towards Livelihood enhancement:
The Company has contributed
₹
27.85
million towards Livelihood enhancement to Raju Vegesna Foundation.

2. Contribution towards Rural Development:
The Company has directly contributed
₹
2.50
million towards Construction of bridge to connect the village.

3.
Contribution towards Education:
The Company has contributed
₹

.00 million towards promotion of Education to
Sri Hanuman Mani Education & Culture Trust.

4.
Contribution towards Health:
The Company has contributed
₹
1.50 million towards promotion of Health to Voluntary Health Services Hospital, Taramani.

Nominating Committee

The Nominating Committee of the board consists exclusively of the following non-executive, independent directors as determined under applicable NASDAQ rules:

•	Dr. T H Chowdary;
•	Mr. C B Mouli; and
•	Mr. C E S Azariah

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

Employees

As of March 31, 2024, we had 4,319 employees, compared with 4,439 as of March 31, 2023. Of our current employees, 166 are administrative, 370 from our sales and marketing, 3,716 are dedicated to technology and technical support, and 67 are in business process and customer care. None of our employees are represented by a union. We believe that our relationship with our employees is good.

Stock Ownership

The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2024 by each director and our senior management executives. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

Equity Shares Beneficially Owned
Beneficial Owner	Number	Percent
Raju Vegesna *	154,053,326	84.03%
Vegesna Bala Saraswathi	-	-
T. H. Chowdary	-	-
C B Mouli	-	-
Arun Seth	-	-
C E S Azariah	-	-

* Other than the above, none of the Directors or Executive Officers of the Company holds any shares in the Company.

The following options were granted to our senior management executives as part of our ASOP plan described below:

Total options outstanding (Shares)	2,017,587
Weighted average exercise price (₹)	85.31
Weighted average exercise period (years)	3.45

Associate Stock Option Plan

We have an Associate Stock Option Plan, or ASOP, which provides for the grant of options to employees of our Company.

The Company introduced a new Stock Option Plan under Associate Stock Option Plan 2014 (ASOP 2014) for granting ESOPs as Equity Shares and/or ADSs linked warrants to the eligible Associates of the Company and its Holding/Subsidiaries/Associates.  This was in addition to the earlier ASOP Plans of 2000, 2002, 2005 and 2007. For this purpose, the Company allocated 25 million Equity Shares of ₹ 10/- each under ASOP 2014.  The proposal was approved by the Board of Directors and the shareholders of the Company at the Eighteenth Annual General Meeting held on July 28, 2014 and 25,000,000 shares were reserved for issuance under the plan. The Company also filed Form S-8 on December 21, 2015 with SEC for the options issued under the plan. As of March 31, 2024, we had outstanding options of 6.33 million under our ASOP Plans with a weighted average exercise price equal to approximately ₹ 90.12 ($1.08) per equity share.

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

Item 7.
Major Shareholders and Related Party Transactions

Principal Shareholders

The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2024 by each person or group of affiliated persons who is known by us based on our review of public filings to beneficially own 5% or more of our equity shares. The table gives effect to equity shares issuable within sixty days upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares as well as the power to receive the economic benefits of ownership of securities. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned. The information below is based on a review of filings made by such persons with the SEC.

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

As of March 31, 2024, entities affiliated with our CEO, Chairman and Managing Director, Mr. Raju Vegesna, beneficially owned approximately 84.03% of our outstanding equity shares, which includes the 125,000,000 shares issued in connection with the private placement described below.

	Equity Shares Beneficially owned
Shareholder	Number	Percent

Infinity Capital Ventures, LP, 11601 Wilshire Boulevard, Suite 1900, Los Angeles, CA 90025	13,902,860	7.58
Vegesna Family Trust, LP, 11601 Wilshire Boulevard, Suite 1900, Los Angeles, CA, 90025	620,466	0.34
Infinity Satcom Universal Private Limited, Visakhapatnam	14,530,000	7.93
Ramanand Core Investment Company Private Limited, Visakhapatnam*	125,000,000	68.18

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

Name of the shareholder	2021-22		2022-23		2023-24
	No. of shares	%	No. of shares	%	No. of shares	%
Infinity Capital Ventures, LP, USA	13,902,860	7.61%	13,902,860	7.60%	13,902,860	7.58%
Vegesna Family Trust, USA	620,466	0.34%	620,466	0.34%	620,466	0.34%
Infinity Satcom Universal Private Limited	14,530,000	7.95%	14,530,000	7.95%	14,530,000	7.93%
Raju Vegesna Infotech and Industries Private Limited *	-	-	-	-	-	-
Ramanand Core Investment Company Private Ltd **	125,000,000	68.40%	125,000,000	68.37%	125,000,000	68.18%

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

United States Shareholders

As of March 31, 2024, 43,801,808 of our ADSs were held in the United States and we had approximately 11,551 shareholders in the United States. Each ADS represents one equity share.

Host country Shareholders

As on March 31, 2024, 154,053,326 of our equity shares were held in India and we had 19 shareholders on record in India. Each equity share has a par value of ₹ 10/- each.

Control of Registrant

Based on our review of filings made with the SEC, Infinity Capital Ventures, LP beneficially owned 7.58% of our equity shares as of March 31, 2024. This shareholder is a party to the Subscription Agreement dated November 10, 2005 with our Company. The Subscription Agreement provides that, among other things, the Company shall appoint Mr. Raju Vegesna as the Chairman of the Board of Directors, Infinity Capital shall also nominate another person to the Board of Directors and for so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital. In November 2005, Mr. Raju Vegesna, a nominee of Infinity Capital Ventures, LP, was appointed as Chairman of our Board of Directors. In February 2006, the Company also appointed Mr. P S Raju as the second nominee of Infinity Capital to the Board of Directors. Consequent to the resignation of Mr. P S Raju, as a Director effective May 31, 2015, Ms. Vegesna Bala Saraswathi was appointed as an additional Director of our Company effective July 22, 2015, as a Nominee. Further, as per the Act, she retires by rotation and is eligible for re-election. She was re-elected at the Annual General Meeting held on July 6, 2017.

Infinity Satcom Universal Private Limited, India also beneficially owned 7.93% of our equity shares as of March 31, 2024.

As of March 31, 2024, entities affiliated with our CEO, Chairman and Managing Director, Mr. Raju Vegesna, beneficially owned approximately 84.03% of our outstanding equity shares, which includes the 125,000,000 shares issued in connection with the private placement described below.

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

Related Party Transactions

Refer to Note 32 ‘Related Parties’ in Item 18 of this Annual report for the list of related parties and their relationships as on March 31, 2024 and March 31, 2023.

Related party transactions & balances with subsidiaries on standalone basis as on March 31, 2024

					₹ in million
Particulars	Sify Digital Services Limited	Sify Infinit Spaces Limited	Sify Technologies North America Corporation	Sify Technologies (Singapore) Pte. Limited	Patel Auto Enginnering Company India Private Limited	SKVR Software Solution Private Limited*	Total
Transactions during the Year:
Receipt of services	221.50	30.30	-	94.10	-	-	345.90
Rendering of services	-	-	1.40	55.30	-	-	56.70
Lease rentals received***	-	236.20	-	-	-	-	236.20
Lease rentals paid	-	2.00	-	-	-	-	2.00
Interest received	-	139.80	-	-	6.00	-	145.80
Other Income transfer	1.40	-	-	-	-	-	1.40
Loans repaid for subsidiaries	354.10	-	-	-	-	-	354.10
Loans given	-	-	-	-	50.00	-	50.00
Loan repaid by subsidiary	-	-	-	-	17.00	-	17.00
Security Deposit transfer	-	1.00	-	-	-	-	1.00
Asset transfer	485.50	0.50	-	-	-	-	486.00
Investment made in subsidiaries	499.82	-	124.70	-	-	206.00	830.52
Revenue transfer	1,962.80	113.10	-	-	-	-	2,075.90
Expenses transfer	2,185.90	427.30	0.70	0.10	-	-	2,614.00

Outstanding Balances
Trade payable	-	-	-	30.31	-	-	30.31
Trade receivable	-	-	5.15	16.93	-	-	22.08
Loans given	-	90.00	-	-	118.00	-	208.00
Investment made in subsidiaries	-	-	-	-	-	-	-
Amounts Receivable	94.52	-	-	-	-	-	94.52
Amounts Payable	1,019.57	111.81	-	-	-	-	1,131.38
Advances Payable/Receivable	992.57	95.85	4.15	8.60	1.60	-	1,102.77
Lease Deposit	-	34.47	-	-	-	-	34.47

Unearned income	-	-	-	32.40	-	-	32.40
Right of use Asset	-	-	-	52.00	-	-	52.00

* We have obtained the management control as on September 1, 2023, however, the Shares transfer is yet to be executed from the existing shareholders.

Related party transactions & balances with subsidiaries on standalone basis as on March 31, 2023

						₹ in million
Particulars	Sify Digital Services Limited	Sify Infinit Spaces Limited	Sify Data and Managed Services Limited	Sify Technologies North America Corporation @	Sify Technologies (Singapore) Pte. Limited	Print House (India) Private Limited	Total
Transactions during the year:
Receipt of services	219.75	30.34	-	-	82.93	-	333.02
Rendering of services	-	-	-	-	6.58	-	6.58
Lease rentals received***	-	159.90	-	-	-	-	159.90
Interest received	-	72.44	2.02	-	-	4.09	78.55
Advances repaid by subsidiaries	-	-	131.79	-	-	-	131.79
Loans given	-	-	7.50	-	-	10.00	17.50
Loan repaid by subsidiaries	-	-	38.50		-	21.00	59.50
Sale of leasehold land	-	-	-	-	-	58.38	58.38
Investment made in Compulsorily Convertible Debentures	-	1,225.00	-	-	-	-	1,225.00
Security Deposit Transfer	-	36.00	-	-	-	-	36.00
Other Income Transfer	22.15	-	-	-	-	-	22.15
Asset Transfer	566.94	3.46	-	-	-	-	570.40
Revenue transfer	3,122.53	105.41	-	-		-	3,227.94
Expenses transfer	2,331.92	346.42	1.34	1.11	-	-	2,680.79

Outstanding Balances:
Trade payable	-	-	-	-	43.30	-	43.30
Trade receivable	-	-	-	-	0.40	-	04.40
Loans given	-	90.00	-	-	-	-	90.00
Investment made in Compulsorily Convertible Debentures	-	2,225.00	-	-	-	-	2,225.00
Amounts Receivable	549.90	159.00	-	3.31		58.38	770.59
Amounts Payable	1,445.50	127.10	-	-	-	-	1, 572 .6
Lease Deposit received from SISL	-	34.47	-	-	-	-	34.47
Net Receivable / (Payable)	(895.60)	2,312.43	-	3.31	(42.90)	58.38	1,435.62
Unearned income	-	-	-	-	15.30	-	15.30
Right of use Asset	-	-	-	-	42.98	-	42.98

Related Party transactions between fellow subsidiaries in the books of Sify Digital Services Limited :

Transactions	Sify Infinit Spaces Limited	Sify Technologies North America Corporation	Sify Technologies (Singapore) Pte Ltd	Print House (India) Private Limited
Receipt of services	57.42	-	10.94	-
Rendering of services	-	332.76	-	-
Rent paid	13.20	-
Loan repaid by fellow subsidiaries	-	-	-	95.00
Interest received	-	-	-	4.89
Expenses transfers	0.99	-	-	-

Amount of outstanding balances
Amount payable *	5.40	-	-	-
Trade payable	-	-	3.00	-
Trade receivable	-	338.11	-	-
Loan given to fellow subsidiaries	-	-	-	-

Note:
All transactions between Sify Technologies Limited and its subsidiaries up to March 31, 2024 of this Annual Report have been in the ordinary course of business.

# Pursuant to BTA which is effective from February 1, 2021 with appointed date of April 1, 2020, the transactions that were recorded in the parent company and the balances as on January 31, 2021 pertaining the businesses that were transferred have been transferred to the subsidiary companies respectively. The customer and vendor contracts novation is in progress as on March 31, 2021. Pending confirmation from customers and vendors, the invoices have been booked in parent company and subsequently transferred to subsidiary companies as on March 31, 2021.

Pursuant to agreement for shared services between entities, the billing from parent entity to the subsidiary entities and vice versa is part of the services rendered and services received.

@ Sify NA revenue and receivables are on account of services rendered from Sify Digital Services Limited, hence the revenue and receivable has been transferred to SDSL

**During the year 2011-12, the Group had entered into a lease agreement with M/s Raju Vegesna Infotech and Industries Private Limited, the holding Group, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 0.075 Million (Rupees Seventy Five Thousand) per month. Subsequently, the Group entered into an amendment agreement with effect from April 1, 2013, providing for automatic renewal for a further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years. Subsequently on account of expiry of the said agreement, the Group entered into a fresh agreement for a period of three years effective February 1, 2024 on a rent of ₹ 0.160 Million (Rupees One Lakh Sixty Thousand Only) per month.

During the year 2011-12, the Group had also entered into a lease agreement with M/s Raju Vegesna Developers Private Limited, a Group in which Mr.Ananda Raju Vegesna, the then Executive Director of the Group and Mr Raju Vegesna, Chairman and Managing director of the Group exercise significant influence, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 0.030 Million (Rupees Thirty Thousand) per month. The agreement provides for the automatic renewal for further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years. Subsequently on account of expiry of the said agreement, the Group entered into a fresh agreement for a period of three years effective February 1, 2024 on a rent of ₹ 0.059 Million (Rupees Fifty Nine Thousand) per month.

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

***During the year 2020-21, the Company had entered into a lease agreement with its parent Sify Technologies Limited, to lease the premises at Chennai, Noida and Hyderabad owned by the holding company for a period of ten years effective April 1, 2020 on a rent of ₹ 0.720 Million (Rupees Seven lakhs Twenty Thousand), ₹ 5.737 Million (Rupees Fifty Seven Lakhs Thirty Seven Thousand) & ₹ 3.859 Million (Rupees Thirty Eight Lakhs Fifty Nine thousand) respectively per month with an escalation of 3% on the last paid rent after the end of every year and refundable security deposit equal to the rent of three months on all the said properties.

***During the year 2023-24, the Company had entered into a lease agreement with Sify Infinit Spaces Limited, the Subsidiary Company, to lease the premises at Chennai and Hyderabad owned by the company for a period of Seven years effective April 1, 2023 on a rent of ₹ 6.36 (Rupees Six lakhs Thirty Six Thousand) & ₹ 64.64 (Rupees Sixty Four Lakhs Sixty Four Thousand)  respectively per month with an escalation of 3% on the last paid rent after the end of every year and refundable security deposit equal to the rent of three months on all the said properties.

Refer to Note 32 ‘Related Parties’ for details of transactions with KMP

Loans to employees

We provide interest free loans to our employees in India who are not executive officers or directors which will be adjusted in their monthly salaries. As of March 31, 2024, the loan outstanding from employees is NIL

Item 8
.
Financial Information

Financial Statements

The following financial statements and auditors’ report appear under Item 18 in this Annual Report on Form 20-F and are incorporated herein by reference:

•	Report of Independent Registered Public Accounting Firm
•	Consolidated Balance Sheet as of March 31, 2024 and 2023
•	Consolidated Statements of comprehensive income for the years ended March 31, 2024, 2023, and 2022
•	Consolidated Statements of changes in equity for the years ended March 31, 2024, 2023, and 2022
•	Consolidated Statements of cash flows for the years ended March 31, 2024, 2023, and 2022
•	Notes to the consolidated financial statements

Legal Proceedings :

a)	Proceedings before Department of Telecommunications

Demand of License fee on Non-Telecom Revenue:

DOT issued a demand notice on August 8, 2023 to the Company demanding license fee on the Non-Telecom Revenue against which the Company filed petitions before Hon’ble Madras High Court and obtained Order of Status Quo and also submitted representations to DoT to withdraw the demands pursuant to the Orders passed by Hon’ble TDSAT and Supreme Court in similar petitions. After hearing both the parties, Hon’ble High Court has reserved petition for final orders. These demands were made while the petitions are pending since 2013 for adjudication before the Hon’ble High Court of Madras. Meanwhile it was understood that DOT had disallowed the allowable deductions applicable for pass through charges for non-submission of certificate from Statutory Auditors as per the new template issued by DOT. However, the said certificate required by DOT in new template submitted by the company and pursuant to the submission of Certificate issued by Statutory Auditors DoT had allowed the deduction in favour of the Company. The Hon’ble High Court of Madras vide its Judgement dated 30.04.2024 quashed all the demands made by DoT seeking to levy license fee on the non-telecom revenue and allowed the Writ Petitions in favour of the Company.

TDSAT, through its Order dated February 28, 2022, quashed the demands made by DOT seeking license fee, interest on license fee, penalty & interest on penalty on the revenue accruing from other business revenue (Non-Telecom) other than the licensed based activities.  Such Order was passed in favor of one of the Service Provider having similar line of business of Sify. Meanwhile DOT withdrew the demands against Public Sector undertakings having similar licenses and filed affidavit before the
Hon’ble
Supreme Court.

The Company has fully paid the license fee on the telecom revenue in terms of the licenses issued by DOT and challenged the demands made by DOT on the revenue arising from other Business activities (Non Licensed businesses). The petitions are pending for adjudication before the Hon'ble Madras High Court.

It is important to note that Hon’ble Supreme Court had by its Order dated June 10, 2020, accepted the stance of the DOT that the licenses of PSUs are different and the judgement of October 24, 2019 could not be made the basis for raising demands against PSUs as they are not in the actual business of providing Mobile Services to the General Public. Sify also has licenses similar to PSU. TDSAT also held that there is no scope to differentiate between 2 sets of licensees (PSU & Others) having same or similar licenses only on the basis of ownership, private or public. The statutory rights and liabilities must remain the same for both the classes in so far as they arise from the licenses/agreements under consideration.

 DOT had issued separate licenses to Sify Technologies Ltd (Sify) for providing Internet, National Long Distance & International Long Distance services. The license fee was payable to the DOT on the Adjusted Gross Revenue (AGR) as per the terms of each license.  Sify has been regularly paying license fee on the revenue arising out of services as per the license conditions.

In 2013, DOT had raised demands on  service providers providing Internet, NLD, ILD services etc. demanding license fee on the revenue made by the service providers from other business income such as Data Center, Cloud, application services, power, gas, etc. DOT contended that all the income of the company irrespective of the business was required to be considered as part of 'income' for the purpose of calculation of the license fee. The company filed a Writ Petition before the Hon'ble Madras High Court challenging the demand made by DOT on the Income accruing from other business units and the demands have been stayed by the Hon'ble Madras High Court. The case is pending for final hearing.

The service providers which had different license conditions for ISP, NLD & ILD and having revenue from other business units approached the Hon’ble Supreme Court stating that Hon’ble Supreme Court judgement dated 24.10.2019 on the access Telecom Service Providers is not applicable to other services providers as license conditions were different from the Access Telecom Service Providers.  The Hon’ble Supreme Court observed that if the license conditions of Other Service Providers including ISP, NLD & ILD are different from the license conditions of the Mobile Service providers (Access Providers), then the other service providers should adjudicate the license fee issue before the appropriate forum. Meanwhile DOT withdrew the demands against Public Sector Undertaking on account of different license conditions.

The Company which had approached Hon’ble  High Court of Madras in 2013 by filing a writ petition prohibiting Department of Telecommunications (DOT) from levying a license fee on non-licensed activities obtained stay of the demands. The Hon’ble Court restrained DOT from recovering the license fee in respect of non- telecom activities and the case is pending for hearing.

The Company believes that it has adequate legal defense against the demand raised by DOT and that the ultimate outcome of these actions will not have a material adverse effect on the Company's financial position and result of operations. ISPAI, association representing the internet service providers including the company issued a letter to DOT stating that the Hon’ble Supreme Court judgement dated October 24, 2019 is not applicable to Internet Service Providers and the license conditions are different. The  Company which had  received notices for earlier years from DOT claiming license fee on the total Income (including income from Non Licensed activities) has already responded to these notices stating that license fees are not payable on income from non-licensed activities.

It is important to point out that DOT in its written submission made before Hon’ble Supreme Court  had clearly mentioned that non telecom revenue would stand excluded from the purview of the gross revenue . In 2017, the Tripura High Court held that Service Providers are not liable to pay license fee on the income accruing from other businesses.

License fee on Pure Internet:

DOT has issued a notification calling upon all the licensees to pay license fee on pure internet services effective from April 1, 2022 and since then Sify has been paying the license fee on the Pure Internet on account of level playing field.

Originally DOT migrated the licenses of few service providers, whole licenses expired in 2013 to UL regime and demanded license fee on pure Internet only from those migrated service providers without providing level playing field on pure internet services. However, the Company through Internet Service Providers Association of India (ISPAI) challenged the said condition before TDSAT. TDSAT set aside the demand made by the DOT and passed the order in favor of the ISP. DOT has challenged the Order of the TDSAT and the appeal is pending before Hon’ble Supreme Court. The Company has appropriately accounted for any adverse effect that may arise in this regard in the books of account. However TDSAT  by its order dated October 18, 2019 held that license fee is not chargeable on the Internet Service Providers. DoT has filed appeal before Hon’ble Supreme Court and the appeal is pending for final hearing. However the company has started paying AGR on pure internet effective from April 1, 2022 pursuant to the notification issued by DOT.

Online Exam case:

The Company has been conducting Online examination for more than a decade using its platform (I-Test) and delivered large volume online examinations for several reputed clients including Staff Selection Commission (customer), and is certified on quality and security for CMMI Level 5 and CERT-in. After technical evaluation, the company was awarded a contract dated April 12, 2016 for a period of two years and accordingly the Company had successfully conducted 15 such Pan India online examination under the supervision of its customer for more than 20 million applied candidates with 40,000 unique questions. In one of the combined group level examinations dated February 21, 2018, screenshots of a few of the questions appeared on social media. The Company immediately brought this to the notice of the Chairman of the customer and the said question paper was cancelled and the candidates were asked to redo the examination with a different set of question paper within couple of hours. Further, at the request of customer, re-examination was also conducted after a couple of weeks. Hence there was no damage to the sanctity of the examination as immediate action was taken jointly by the Company and customer. However, some parties had provoked the candidates and continued to claim that the question paper was leaked and insisted that the customer cancel the entire examination process. As few candidates continued to protest, the Government of India directed the investigating authority to conduct an enquiry into the allegations. Public Interest Litigation
(“PIL”)
was also filed before Hon’ble
Special CBI Court, Delhi for cancellation of the examination process. However, Hon’ble the Court appointed high level technical committee to conduct enquiry and submit the report the Court.

A detailed report was submitted by the Committee & Investigating team before the Hon’ble Special CBI Court, Delhi  Court, holding that there was no evidence showing that the examination process was tainted and hence the PIL stood dismissed. And accordingly, SSC also released all the payments to Sify for the examination. In 2018, the investigating authority also filed its final report stating that one of the candidate along with her husband engaged in malpractice with a sole intention to cancel the examinations uploaded few questions in the social media. There was no allegations against Sify or its employee. After 4 years, to utter shock and surprise, the investigating authority chose to file 3 additional supplementary chargesheet naming the company and one of its employee for not following the Standard Operating Procedure. It is important to note that company successfully delivered the examination in terms of RFP and the consideration was released by customer after receiving the report from the Committee. The only allegation made by investigating officer to name the company in the chargesheet is on the assumption that Company did not follow the SOP. Since there is no allegations of malpractices made against the company, the company is in the process of filing discharge petition before the trial court.

Others:

b) The Company is party to additional legal actions arising in the ordinary course of business. Based on the available information as on September 30, 2023, the Company believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect on the Company's financial position and results of operations.

c) The company has received an adverse arbitration award for a sum of INR 20 million along with interest at 18% from the date of filing the claim i.e.27.01.2021 in the petition filed by one of the vendor and The company has filed an appeal on 30.04.2024 before the Hon’ble High Court of Madras challenging the award passed by the Arbitrator. Although the company has a good case to defend, the company has provided provisions in its books.

d) The Company has received an order passed under section 7A of the Employees Provident Fund & Miscellaneous Provisions Act, 1952 from Employees Provident Fund Organisation (EPFO) claiming provident fund contribution aggregating to ₹ 6.4 million on special allowances paid to employees. The company has filed a writ petition before the Hon'ble Madras High court and obtained the stay of demand. In February 2019, Hon’ble Supreme Court held, in a similar case, that Special allowances paid by the employer to its employee will be included in the scope of basic wages and subject to provident fund contribution.  However, Hon’ble Supreme Court has not fixed the effective date of order.

e) During the financial year 2019-20, Directorate General of Goods and Services Tax Intelligence (DGGI) did an inspection based on the analysis of service tax returns filed by the company in the past. The Company has been categorizing services relating to e-Learning and Infrastructure Management Services provided to foreign customers billed in convertible foreign currency under OIDAR services while filing its half-yearly service tax return. However, based on the Place of Provision of Services Rules then applicable under the Finance Act, 1994, Service Tax has to be paid for OIDAR services provided to foreign customers even if the conditions for qualifying as export of services are met. Hence, the DGGI contended that Service Tax should be paid on the services classified as OIDAR services in the returns. The total contended during the period April 2014 to November 2016 of Service Tax was ₹ 161.8 million and the Interest & Penalty as applicable. The Company believes that the services relating to e-learning and infrastructure management services will not fall under OIDAR services and also the activities covered under E-learning and IMS does not meet the conditions for taxation under the provisions applicable as OIDAR and hence there is no liability. However, during the investigation, the Company has paid ₹ 64.6 million under protest to continue the proceeding with the relevant adjudicating authorities. Thereafter, the DGGI has issued Show Cause Notice and the Company has replied on the same. The matter is pending with the Adjudicating Authority. The company believes that no provision is required to be made against this demand.

Dividends

Under Indian law, we may pay dividends only from the profits available for distribution as reported in the unconsolidated statutory financial statements (as opposed to the consolidated financial statements for us and our subsidiaries) prepared in accordance with the Indian Accounting Standards. Based on the net income available for appropriation, dividends must then be recommended by the Board of Directors for approval by the shareholders at our annual general meeting, and approved by a majority of our shareholders. Furthermore, the Board of Directors may also pay interim dividends at its discretion. See “Description of Share Capital and American Depositary Shares” which explains in more detail the procedures we must follow and the Indian law provisions that determine whether we are entitled to declare a dividend.

We have not paid or declared any cash dividends on our equity shares since 2019. Because our payment of dividends is contingent upon the level of performance of the Company and the recommendation of the Board of Directors and the approval of the shareholders, there is no assurance that dividends will be paid in the future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business.

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

Item 10.
Additional Information

Share Capital

Our authorized share capital is ₹ 10,000,000,000, divided into 750,000,000 equity shares having a par value ₹ 10 per equity share and 250,000,000 preference shares having a par value ₹ 10 per preference share. As of March 31, 2024, 183,332,460 equity shares were issued and fully paid. There are no partly paid up shares. The equity shares and preference shares
are our only class of
authorized
share capital. We have 6,329,187 options outstanding to purchase equity shares as of March 31, 2024.

Some of the share capital, 43,801,808 shares, is represented by American Depository Shares issued by our Company in accordance with applicable laws and regulations. Our Articles of Association and the Indian Companies Act permit us to issue classes of securities in addition to the equity shares. For the purposes of this annual report, “shareholder” means a shareholder who is registered as a member in the register of members of our Company. The term shareholders and ADSs holders have the same meaning in this annual report since the Indian Companies Act only defines a shareholder.

There have been no significant changes in the share capital of the Company during the fiscal 2024, 2023, and 2022 except for exercise of stock options by eligible employees. In addition to exercise of stock options during the fiscal 2021, the partly paid shares as part of the subscription agreement entered into with Mr. Ananda Raju Vegesna, dated October 22, 2010 were converted to fully paid up after receiving the balance money of ₹900 million towards the 125,000,000 equity shares.

Our equity shares and their holders are registered in a registry of members. All of our shares have equal voting rights and carry equal entitlements to dividends and bonus issue of shares, if any. Our equity shares have no redemption or sinking fund provisions.

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

Objectives of Memorandum of Association

The following is a summary of our objectives as set forth in Section 3 of our Memorandum of Association:

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

3.
To develop, service & sell/lease data based through direct or electronic media, to develop a wide area communication network of sell / lease the network or provide value added services on the network to develop, service, buy / sell computers, software, peripherals and related products to provide marketing services rising direct as well as electronic media.

4.
To undertake the designing and development of systems and applications software either for its own use or for sale in India or for export outside India and to design and develop such systems and application software for or on behalf of manufacturers, owners and users of computer systems and digital / electronic equipment in India or elsewhere in the world.

5.
To set up and run electronic data processing centers and to carry on the business of data processing, word processing, software consultancy, system studies, management consultancy, techno-economic feasibility studies of projects, design and development of management information systems, share / debenture issues management and / or registration and share/debenture transfer agency.

6.
To undertake and execute feasibility studies for computerization, setting up of all kind of computer systems and digital/electronic equipment’s and the selection, acquisition and installation thereof whether for the Company or its customers or other users.

7.
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

8.
To conduct e-commerce for sale of all kinds of products and services through direct or electronic media as well as on and off line e-commerce including travel related services, buying and selling of products and services / merchandise, software, data information etc., in India and abroad.

Directors

Our Articles of Association provide that the minimum number of directors shall be three and the maximum number of directors shall be 12. Presently, we have seven directors. Our Articles of Association provide that at least two-thirds of our directors shall be subject to re-election by our shareholders; and at least one-third of our directors who are subject to re-election shall be up for re-election at each Annual General Meeting of the shareholders.

Our Articles of Association do not require that our directors have to hold shares of our Company in order to serve on our board of directors.

Our Articles of Association provide that any director who has a personal interest in a transaction must disclose such interest, must abstain from voting on such a transaction and may not be counted for the purposes of determining whether a quorum is present at the meeting. The remuneration payable to our directors may be fixed in accordance with provisions prescribed by the Companies Act. Our Articles of Association provide that our board of directors may generally borrow or secure the payment of any sum of money for our business purposes, provided, however, where any amounts are to be borrowed, that when combined with any already outstanding debt, exceed the aggregate of our paid-up capital and free reserves, we cannot borrow such amounts without the consent of our shareholders.

The Companies Act provides that:

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

Voting Rights and procedures:

All of our equity shares have the same voting rights. For all matters submitted to vote in a shareholders meeting of the Company, every holder of an equity share, as reflected in the records of the Company as on the record date set for the shareholders meeting, shall have one vote in respect of each share held. There are no cumulative voting rights

At any general meeting, voting is by show of hands unless a poll is demanded by a shareholder or shareholders present in person or by proxy holding (a) not less than one-tenth of the total voting power entitled to vote on a resolution or (b) shares with an aggregate paid up capital of at least ₹ 500,000. Upon a show of hands, every shareholder entitled to vote and present in person has one vote and, on a poll, every shareholder entitled to vote and present in person or by proxy has voting rights in proportion to the paid up capital held by such shareholders. The Chairperson has a casting vote in the case of any tie.

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

(a) alteration of the objects clause of the memorandum;

(b) alteration of articles of association in relation to insertion or removal of provisions which, under sub-section (68) of section 2, are required to be included in the articles of a Company in order to constitute it a private Company;

(c) change in place of registered office outside the local limits of any city, town or village as specified in sub-section (5) of section 12 of the companies Act

(d) change in objects for which a Company has raised money from public through prospectus and still has any unutilized amount out of the money so raised under sub-section (8) of section 13 of the Companies Act

(e) issue of shares with differential rights as to voting or dividend or otherwise under sub-clause (ii) of clause (a) of section 43 of the Companies Act

(f) variation in the rights attached to a class of shares or debentures or other securities as specified under section 48 of the Companies Act

(g) buy-back of shares by a Company under sub-section (1) of section 68 of the Companies Act

(h) election of a director under section 151 of the Act of the Companies Act

(i) sale of the whole or substantially the whole of an undertaking of a Company as specified under sub-clause (a) of sub-section (1) of section 180 of the Companies Act

(j) giving loans or extending guarantee or providing security in excess of the limit specified under sub-section (3) of section 186 of the Companies Act

Dividend Rights

Under Indian law, we may pay dividends only from the profits available for distribution as reported in the unconsolidated statutory financial statements (as opposed to the consolidated financial statements for us and our subsidiaries) prepared in accordance with the Indian Accounting Standards. Based on the net income available for appropriation, dividends must then be recommended by the Board of Directors for approval by the shareholders at our annual general meeting, and approved by a majority of our shareholders. However, the board is not obliged to recommend a dividend. Under our Articles of Association and the Companies Act, although the shareholders may, at the Annual General Meeting, approve a dividend by an amount less than that recommended by the board of directors, they cannot increase the amount of the dividend.

In India, dividends generally are declared as a percentage of the par value of a company’s equity shares. The dividend recommended by the board of directors, and thereafter declared by the shareholders in the Annual General Meeting (and subject to the limitations described above), is required to be distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the declaration by the shareholders at the Annual General Meeting.

Pursuant to the Companies Act, our board of directors has the discretion to declare and pay interim dividends without shareholder approval. Under the Companies Act, dividends can only be paid in cash to the registered shareholder, the shareholder’s order or the shareholder’s banker’s order, at a record date fixed on or prior to the date of the Annual General Meeting. We must inform NASDAQ of the record date for determining the ADS holders who are entitled to receive dividends.

The Companies Act provides that any dividends that remain unpaid or unclaimed after the 30-day period from the date of declaration of a dividend are to be transferred to a special bank account opened by the Company at an approved bank within seven days from the date of expiry of the 30-day period. We have to transfer any dividends that remain unclaimed for seven years from the date of the transfer to an Investor Education and Protection Fund established by the Government of India under the provisions of the Companies Act. Under the Companies Act, after the transfer to this fund, such unclaimed dividends may be claimed by the shareholders on submission of such documents and in accordance with the procedures as may be prescribed by the Government.

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

The Companies Act further provides that, in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of the Company’s accumulated profits subject to the fulfillment of the following conditions:

•
The rate of dividend to be declared may not exceed the average of the rate at which dividends were declared by such company in the three years immediately preceding that year, provided that this condition shall not apply to a company, which has not declared any dividend in each of the three preceding financial year
;

•	The total amount to be drawn from the accumulated profits shall not exceed one-tenth of such sum of its paid up capital and free reserves as appearing in the last audited financial statement;
•	The amount so drawn shall first be utilized to set off the losses incurred in the financial year in which a dividend is declared before any dividend in respect of equity shares is declared;
•	The balance of reserves after such withdrawal shall not fall below 15% of the company’s paid up share capital as appearing in the latest audited financial statement, on a standalone basis; and

In addition to permitting dividends to be paid out of current or retained earnings as described above, the Companies Act permits us to distribute an amount transferred from the reserve or surplus in our profit and loss account to our shareholders in the form of bonus shares, which are similar to a stock dividend. The Companies Act also permits the issuance of bonus shares from a share premium account. Bonus shares are distributed to shareholders in the proportion recommended by the board of directors. Shareholders of record on a fixed record date are entitled to receive such bonus shares.

We have not paid or declared any cash dividends on our equity shares since 2019. Because our payment of dividends is contingent upon the level of performance of the Company and the recommendation of the Board of Directors and the approval of the shareholders, there is no assurance that dividends will be paid in the future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business.

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

Pre-emptive Rights and Issue of Additional Shares

The Companies Act gives shareholders the right to subscribe for new shares in proportion to their respective existing shareholdings unless otherwise determined by a special resolution passed by a General Meeting of the shareholders. Under the Companies Act, in the event of an issuance of securities, subject to the limitations set forth above, the Company must first offer the new shares to the shareholders on a fixed record date. The offer must include: (i) the right, exercisable by the shareholders of record, to renounce the shares offered in favor of any other person; and (ii) the number of shares offered and the period of the offer, which may not be less than seven days from the date of offer and not more than 30 days from the date of the offer for unlisted companies. If the offer is not accepted, it is deemed to have been declined; thereafter the board of directors is authorized under the Companies Act to distribute any remaining shares not purchased by the preemptive rights holders in the manner that is not disadvantageous to the shareholders and to the Company.
.
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

2023 Annual General Meeting

Our Annual General Meeting for the fiscal year 2023 was held on August 25, 2023 as decided by the Board of Directors held at the registered office of our Company, 2nd Floor, TIDEL Park, 4 Rajiv Gandhi Salai, Taramani, Chennai 600 113, India.

At the Annual General Meeting, the shareholders approved the following items:

•	Adoption of audited financials for the fiscal year ended March 31, 2023 as per Indian Accounting Standard.

•	Appoint a Director in place of Mrs. Vegesna Bala Saraswathi (DIN 07237117), who retires by rotation and being eligible, offers herself for reappointment.

•	Ratification of Remuneration payable to Mr. S Ramachandran, Cost Auditor.

•	Appointment of Mr. M P. Vijay Kumar as a Whole-time Director of the Company. Waiver of excess remuneration paid to Mr. M. P. Vijay Kumar, Whole-time Director

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

Following the introduction of the Depositories Act, 1996, and the repeal of Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in some circumstances, the equity shares of a public Company are freely transferable, subject only to the provisions of Section 58 of the Companies Act, listing regulations. However, listing regulations are not currently applicable to us because we are not listed on any stock exchange in India.

Since we are a public company under Indian law, the provisions of Section 58 apply to us. Our Articles of Association currently contain provisions that give our directors discretion to refuse to register a transfer of shares in some circumstances, if they have sufficient cause to do so in the best interests of our Company. While our directors are not required to provide a reason for any such refusal in writing, they must give notice of the refusal to the transferee within 30 days after receipt of the application for registration of transfer by our Company. If our directors refuse to register a transfer of shares, the shareholder wishing to transfer his, her or its shares may file a civil suit or an appeal with the Hon'ble NCLT.

Pursuant to Section 58 of the Companies Act, if a transfer of shares contravenes any of the provisions of the Companies Act and Securities and Exchange Board of India Act, 1992 or the regulations issued thereunder, or any other Indian laws, the Hon'ble NCLT may, on application made by the relevant Company, a depositary incorporated in India, an investor, a participant, or the Securities and Exchange Board of India or other parties, direct the rectification of the register, record of members and/or beneficial owners. Hon'ble NCLT may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its investigation into the alleged contravention. Notwithstanding such investigation, the rights of a shareholder to transfer the shares will not be restricted.

Our transfer agent is GNSA Infotech Private Limited, Chennai. The Ministry of Corporate Affairs has mandated the dematerialization of shares for all unlisted public companies in India and restricted the transfer of physical shares

Disclosure of Ownership Interest

Section 89 of the Companies Act requires holders of record who do not hold beneficial interests in shares of Indian companies to declare to the company certain details, including the nature of the holder’s interest and details of the beneficial owner, including in case of change of such beneficial owner. Any person who fails to make the required declaration within 30 days may be liable for a fine which may extend to ₹50,000, and where the failure is a continuing one, with a further fine which may extend to ₹ 200 for every day after the first during which the failure continues, subject to a maximum of ₹5,00,000.

Disclosure of Significant Beneficial Ownership

Section 90 of the Companies Act, read with the Companies (Significant Beneficial Owners) Rules, 2018, as amended, requires a significant beneficial owner to submit necessary declarations to the Company regarding the details of ownership interests held in the Company. Further, the Company is required to take necessary steps to identify an individual who is a significant beneficial owner in relation and require such individual to comply with the applicable provisions. A significant beneficial owner means every individual who, acting alone or together, or through one or more persons or trust, possesses one or more of the following rights or entitlements in the Company: (a) holds indirectly, or together with any direct holdings, not less than 10% of the shares; (b) holds indirectly, or together with any direct holdings, not less than 10% of the voting rights in the shares; (c) has the right to receive or participate in not less than 10% of the total distributable dividend or any other distribution, in a financial year through indirect holdings alone, or together with any direct holdings; or (d) has the right to exercise, or actually exercises, significant influence or control, in any manner other than through direct holdings alone, over the Company.

The Company is required to send notice to all its non-individual members who hold more than 10% of shares, voting rights or right to receive or participate in dividends/distributions in order to identify the individual beneficial owner and cause such individual to make the required reporting to the Company. On receipt of such declaration, the Company is required to inform the Ministry of Corporate Affairs
.

Audit and Annual Report

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

The Company has filed the financial statements and other documents with Ministry of Corporate Affairs, Government of India (“MCA”) for the financial year 2022-23 in Extensible Business Reporting Language (XBRL) mode by using XBRL taxonomy.

Company Acquisition of Equity Shares

Under the Companies Act, 2013, companies may purchase their own shares or other specified securities out of their free reserves or their securities premium account or the proceeds of any shares or other specified securities (other than the kind of shares or other specified securities proposed to be bought back) subject to the compliance with the Companies Act, 2013, and other prescribed rules, regulations and conditions as laid down in the Companies Act
.

Capital Calls

Although our Articles of Association do provide for certain capital call obligations in respect of any monies unpaid on the shares of a shareholder, all of our issued and outstanding shares have been fully paid in. Accordingly, our shareholders are not obliged to make further contributions with respect to their shares.

Liquidation Rights

As per the Companies Act and the Insolvency and Bankruptcy Code, 2016, certain payments have preference over payments to be made to equity shareholders. These payments having preference include payments to be made by us to our employees, taxes, payments to secured and unsecured lenders and payments to holders of any shares entitled by their terms to preferential repayment over the equity shares.

In the event of our Company’s winding-up or liquidation, all preferential amounts, if any, shall be discharged by us. Our remaining assets shall be distributed to the holders of equity shares in proportion to their shareholdings
.

Limitations on rights to own securities

There are no limitations on the rights to own our securities under our Memorandum of Association and Articles of Association. In particular, there are no provisions in our Articles of Association discriminating against any existing or prospective holder of our securities as a result of such shareholder owning a substantial number of shares.

However, for a summary of the restrictions on transfers applicable to both foreign direct investments and portfolio investments, see “—Restrictions on Transfer” below.

Redemption of Equity Shares

Under the Indian Companies Act, equity shares are not redeemable.

Discriminatory Provisions in Articles

There are no provisions in our Articles of Association discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

Alteration of Shareholder Rights

Under the Companies Act, the rights of any class of shareholders can be altered or varied (i) with the consent in writing of the holders of not less than three-fourths of the issued shares of that class; or (ii) by special resolution passed at a separate meeting of the holders of the issued shares of that class. Under the Companies Act, the Articles of Association may also be altered by a special resolution of the shareholders

Provisions on Changes in Capital

The Company may increase the share capital, consolidate the share capital into shares of larger face value than existing shares or sub-divide shares by reducing their par value, subject to an ordinary resolution of the shareholders in a General Meeting.

Currently, one class of equity shares is authorized and outstanding under our Memorandum of Association and Articles of Association. Further, the Company has authorized, but not issued, preference shares. However, if at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of such proportion of the issued shares of that class as maybe specified in the Companies Act or rules made thereunder, or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

If a capital increase is approved, then our shareholders would generally have certain preemptive rights as described above.

The requirements of the Memorandum of Association and Articles of Association regarding changes in capital are not more stringent than the requirements of Indian law

Restrictions on Transfer

Under the Articles of Association of the Company, the board of directors has the right to decline to register of acknowledge any transfer of shares, notwithstanding that the proposed transferee is an existing shareholder in the Company. However, in such a case, the board of directors shall send notice of refusal to the transferor and the transferee in this regard within one month from the date on which the instrument of transfer was filed with the Company.

If the Company refuses to register the transfer of shares without sufficient cause, the transferee may, within a period of sixty days of such refusal or where no intimation has been received from the Company, within ninety days of the delivery of the instrument of transfer or intimation of transmission, appeal to the National Company Law Tribunal (the “NCLT”). The Hon'ble NCLT may, after hearing the parties, either dismiss the appeal; or by order direct that the transfer or transmission shall be registered by the Company and the Company shall comply with such order within a period of ten days of the receipt of the order; or direct rectification of the register and also direct the Company to pay damages, if any, sustained by any party aggrieved.

The subscription, purchase and sale of shares of an Indian company by a citizen of India who resides outside India (“NRI”), whether in the form of foreign direct investment or in the form of portfolio investment, are governed by various Indian laws regulating the transfer or issue of securities by the company to NRIs. These regulations have been progressively relaxed in recent years. Set forth below is a summary of various forms of investment, and the regulations applicable to each, including the requirements under Indian law applicable to our equity shares and ADSs

Material Contracts

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

Foreign Direct Investment

Foreign Direct Investment (“FDI”) in India is governed by the FDI Policy, dated October 15, 2020, (the “FDI Policy”) announced by the Government of India, the provisions of the Foreign Exchange Management Act, 1999 (“FEMA”), Foreign Exchange Management (Non-Debt Instruments) Rules, 2019 (the “NDI Rules”) and the rules, regulations and notifications issued thereunder. Foreign Exchange Management (Non-debt Instruments) Rules, 2019 contain the related regulations for foreign investment in India. The NDI Rules are amended from time to time.

Under the FDI Policy, investments can be made by NRIs in the shares, convertible debentures and preference shares of an Indian company, through two routes: the Automatic Route and the Government Route. Under the Automatic Route, neither the foreign investor nor the Indian Company requires any approval from the relevant ministry, department of the Government of India for the investment. Under the Government Route, prior approval of the concerned ministries or departments, in consultation with the Department for Promotion of Industry and Internal Trade, Ministry of Commerce and Industry, Government of India (formerly known as the Department of Industrial Policy and Promotion) (“DPIIT”), Ministry of Finance, Department of Economic Affairs through the FDI Policy, is needed.

FDI is freely permitted in almost all sectors. In particular, ownership of shares of Indian companies in most manufacturing and service sectors does not require prior approval of the concerned ministries or departments, in consultation with the DPIIT (as mentioned above), or the RBI, if the activity of the investee-company fulfill the conditions prescribed for the Automatic Route. These conditions include certain eligibility norms, pricing requirements, subscription in foreign exchange, compliance with the Takeover Code (as described below), and ownership restrictions based on the nature of the foreign investor (as described below).

The Ministry of Finance has made prior approval from the Government mandatory for receiving foreign investments (including the subsequent transfer of ownership) from countries that share land border with India on or after April 22, 2020. This requirement also applies in cases where the beneficial owner of such foreign investment (both at the time of investment and any change thereafter due to transfer of ownership) is situated in or is a resident of a country sharing land border with India.

Ownership Restrictions

The Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2019, or the SEBI FPI Regulations, have replaced the Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2014.

In terms of applicable NDI Rules and the SEBI FPI Regulations, investments by Foreign Portfolio Investors (“FPIs”) shall only invest in the securities specified in the SEBI FPI Regulations, which include shares, debentures and warrants issued by a body corporate; listed or to be listed on a recognized stock exchange in India
. Investment by FPIs in the equity shares is subject to certain limits, i.e., the individual holding of an FPI (including its investor group (which means multiple entities registered as foreign portfolio investors and directly and indirectly having common ownership of more than 50% of common control)) shall be below 10% of the equity share capital on a fully diluted basis of an Indian company through portfolio investments. In case the total holding of an FPI or investor group increases beyond 10% equity share capital of an Indian company, on a fully diluted basis or 10% or more of the paid-up value of any series of debentures or preference shares or share warrants that may be issued by an Indian company, the total investment made by the FPI or investor group will be re-classified as FDI subject to the conditions as specified by SEBI and the RBI / Ministry of Finance, in this regard and our Company and the investor will also be required to comply with applicable reporting requirements. Further, the aggregate limit of all FPIs investments, with effect from April 1, 2020, is up to the sectoral cap applicable to the sector in which our Company operates.

Per the NDI Rules, a non-resident Indian (“NRI”) or Overseas Citizen of India (“OCI”) may purchase or sell capital instruments of a listed Indian company on repatriation basis, on a recognized stock exchange in India, subject to the conditions, inter alia, that the total holding by any individual NRI or OCI will not exceed 5% of the total paid - up equity capital on a fully diluted basis or should not exceed 5% of the paid-up value of each series of debentures or preference shares or share warrants issued by an Indian company and the total holdings of all NRIs and OCIs put together will not exceed 10% of the total paid-up equity capital on a fully diluted basis or shall not exceed 10% of the paid-up value of each series of debentures or preference shares or share warrants. The aggregate ceiling of 10% may be raised to 24%, if a special resolution to that effect is passed by the general body of the Indian company

Subsequent Transfers

Restrictions for subsequent transfers of shares of Indian companies between residents and NRIs are governed under the NDI Rules. For a transfer between a resident and a NRI of securities of an Indian company in the telecommunications sector, such as ours, no prior approval of either the RBI or the Government of India is required, as long as the terms and conditions set out in the NDI Rules are complied with. These conditions and procedures include compliance with pricing guidelines, consent letters from the transaction parties, applicability of regulatory requirements such as FDI, and filing Form FC TRS with authorized bankers. However, please note that pursuant to Press Note 3, investment by persons or entities situated in or citizens of countries that share land border with India requires prior approval from the Government of India. This includes transactions where the beneficial owner of the relevant investor is domiciled in or a citizen of a country that shares land border with India. Accordingly, investments from countries like Bangladesh, China (including Hong Kong and Macau), Pakistan, Nepal, Myanmar, Bhutan and Afghanistan (collectively the “Neighboring Countries”) or where the ‘beneficial owner’ of such Indian investment is situated in, or is a citizen of, any such Neighboring Countries, requires government approval. Please note that inclusion of Taiwan in the definition of Neighboring Countries is a grey area (considering the political status of Chinese Taipei and China) and foreign investment in India by an entity based in Taiwan may also trigger approval requirements.

The price of shares issued to NRIs under the FDI Policy cannot not be less than the fair valuation of shares done by a SEBI registered merchant banker or a chartered accountant as per any internationally accepted pricing methodology on arm’s length basis, where the shares of the company are not listed on any recognized stock exchange in India. Where the issue of shares is on preferential allotment, the price applicable to transfers of shares from resident to non-resident are also subject to the pricing guidelines issued by the Government of India. However, where NRIs are making investments in an Indian company in compliance with the provisions of the Companies Act, as applicable, by way of subscription to its Memorandum of Association, such investments may be made at face value, subject to their eligibility under the FDI Policy.

Transfers of shares or convertible debentures, by way of sale or gift, between two non-residents are not subject to Indian exchange control approvals or pricing restrictions. However, please see “—India selling restrictions” for a full description of the exchange control transfer regime (especially in relation to Neighboring Countries).

Takeover Code

Upon conversion of ADSs into equity shares, a holder of ADSs will be subject to the Takeover Code as prescribed by the Securities and Exchange Board of India.

Reduction of limit for Overseas Direct Investment

FEMA and the Foreign Exchange Management (Overseas Investment) Rules, 2022 issued thereunder also regulate overseas direct investments (“ODI”) by Indian companies. The total ODI an Indian company can make cannot exceed 400% of its net worth as per its last audited balance sheet, and subject to other restrictions under the Foreign Exchange Management (Overseas Investment) Rules, 2022 and the Foreign Exchange Management Act, 1999
.

Fungibility of ADSs

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

Under certain circumstances, the RBI must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. The RBI has given general permission to effect sales of existing shares or convertible debentures of an Indian company by a resident to a non-resident, subject to compliance with certain conditions and reporting requirements, including the price at which the shares must be sold.

Moreover, the transfer of shares between an Indian resident and a non-resident (other than a non-resident Indian, or NRI) does not require the prior approval of the Government of India or RBI, provided that (i) the activities of the investee company are under the automatic route pursuant to the FDI Policy, and the transfer is not subject to regulations under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011, (ii) the non-resident shareholding complies with sector limits under the FDI Policy and (iii) the pricing is in accordance with the guidelines prescribed by the SEBI and RBI. We are an unlisted company and the Takeover Code is not applicable to us.

Additionally, except under certain limited circumstances, if an investor seeks to convert the Indian rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India, it will have to obtain an additional approval from the RBI for each such transaction. Required approval from the RBI or any other Government agency may not be obtained on terms favorable to a non-resident investor or at all.

An ADS holder is permitted to surrender the ADSs held by it in an Indian company and to receive the underlying equity shares pursuant to the terms of the Deposit Agreement. Under Indian regulations, the re-deposit of these equity shares with the Depositary for ADSs may not be permitted. Investors who exchange our ADSs for our underlying equity shares may be subject to the provisions of the Companies Act and to the disclosure obligations that may be necessary pursuant to the Deposit Agreement with our Depositary. The Companies Act requires that, where the registered owner of shares does not hold the beneficial interest in such shares, both the registered owner and the beneficial owner of such equity shares are required to disclose to the Company the nature of their interest, particulars of the registered owner and certain other details.

Shareholders resident outside India who intend to sell, transfer or surrender our securities within India should seek the advice of Indian counsel to understand the requirements applicable at that time.
.

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

Ownership Restrictions

The Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2019, or the SEBI FPI Regulations, have replaced the Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2014.

In terms of applicable NDI Rules and the SEBI FPI Regulations, investments by Foreign Portfolio Investors (“FPIs”) shall only invest in the securities specified in the SEBI FPI Regulations, which include shares, debentures and warrants issued by a body corporate; listed or to be listed on a recognized stock exchange in India
. Investment by FPIs in the equity shares is subject to certain limits, i.e., the individual holding of an FPI (including its investor group (which means multiple entities registered as foreign portfolio investors and directly and indirectly having common ownership of more than 50% of common control)) shall be below 10% of the equity share capital on a fully diluted basis of an Indian company through portfolio investments. In case the total holding of an FPI or investor group increases beyond 10% equity share capital of an Indian company, on a fully diluted basis or 10% or more of the paid-up value of any series of debentures or preference shares or share warrants that may be issued by an Indian company, the total investment made by the FPI or investor group will be re-classified as FDI subject to the conditions as specified by SEBI and the RBI / Ministry of Finance, in this regard and our Company and the investor will also be required to comply with applicable reporting requirements. Further, the aggregate limit of all FPIs investments, with effect from April 1, 2020, is up to the sectoral cap applicable to the sector in which our Company operates.

Per the NDI Rules, a non-resident Indian (“NRI”) or Overseas Citizen of India (“OCI”) may purchase or sell capital instruments of a listed Indian company on repatriation basis, on a recognized stock exchange in India, subject to the conditions, inter alia, that the total holding by any individual NRI or OCI will not exceed 5% of the total paid - up equity capital on a fully diluted basis or should not exceed 5% of the paid-up value of each series of debentures or preference shares or share warrants issued by an Indian company and the total holdings of all NRIs and OCIs put together will not exceed 10% of the total paid-up equity capital on a fully diluted basis or shall not exceed 10% of the paid-up value of each series of debentures or preference shares or share warrants. The aggregate ceiling of 10% may be raised to 24%, if a special resolution to that effect is passed by the general body of the Indian company
.

Voting Rights of Deposited Equity Shares Represented by ADSs

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

Reserve Bank of India
Monetary Policy during Financial Year 2023-2024
:

•	Repo Rate under LAF has been continuously maintained at 6.50 per cent throughout this fiscal year.

•	Reverse repo rate under the LAF retained at 3.35 per cent, throughout this fiscal year.

•	Cash Reserve Ratio has been maintained at a standard rate of 4.50 per cent to maintain the liquidity position in the Banking system.

•
As the Repo Rate has been maintained without change, the standing deposit facility (SDF) rate stands at a similar rate at 6.25 per cent, and the marginal standing facility (MSF) rate and the Bank Rate to 6.75 per cent.

•	Government of India approved the Extension of Interest Equalization Scheme for Pre and Post Shipment Rupee Export Credit (‘Scheme’) up to June 30, 2024, or till further review.

•	During the fiscal year 2023-24 the rupee depreciated by 1.47 per cent against the USD (Concluding at Rs. 83.37 / USD) as on 31st March 2024.

•
During the fiscal year 2023-24 the rupee appreciated by 0.06 per cent against the SGD (Concluding at Rs. 61.78 / SGD) as on 31st March 2024. The SGD has been trading weak as compared to previous fiscal year mainly due to Rupees bullishness based on the GDP projections etc.

•
Debt Ceiling crisis: The years of 2022 and 2023 have been years, testing the United Nation’s Debt ceiling on its federal Treasury department. Owing to the cautious movement of financial markets across the globe. Which have paved the way for the new heights for the INR/USD rate. The president of USA on 3rd June 2023 Mr. Biden signed the bill at the White House increasing the debt ceiling to USD 31.4 trillion.

•	Brent Crude Oil, which was around USD 77.90 at the beginning of the year has moved up steadily and closed at around USD 87 per barrel.

•
FTP 2023 has introduced provisions for merchanting trade. Merchanting trade of restricted and prohibited items under export policy would now be possible. Merchanting trade involves shipment of goods from one foreign country to another foreign country without touching Indian ports, involving an Indian intermediary.

TAXATION

Material Indian Taxation Considerations

Given below is the summary of tax implications for holders of ADSs and equity shares, upon withdrawal of such equity shares, who are not resident in India, whether of Indian origin or not. These tax provisions are governed by the Income-tax Act, 1961 (the “Act”) read with the Issue of Foreign Currency Convertible Bonds and Equity Shares (through Depository Receipt Mechanism) Scheme, 1993 (the “1993 Scheme”) and the Depository Receipts Scheme, 2014, as amended.

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

Surcharge and education cess

The rate of surcharge for domestic companies (except in specified cases like in the case of share buy-back tax and tax payable by a domestic company under the tax regime under section 115BAA) having total taxable income exceeding ₹ 10 Million but not exceeding ₹ 100 Million is 7% and in the case of domestic companies with total taxable income greater than ₹ 100 Million, the applicable surcharge is 12%. The Company has opted for a beneficial tax regime under Section 115BAA of the Act and hence, the applicable rate of surcharge is 10%. For foreign companies, the rate of surcharge is 2% if the total taxable income exceeds ₹ 10 Million but does not exceed ₹ 100 Million and it is 5% if the total taxable income of the foreign Company exceeds ₹ 100 Million.

For non-corporates (like individuals, Hindu undivided family, association of persons), the rate of surcharge varies from 10% to 25% of the amount of income-tax, depending upon the income level and other factors. These provisions are complex provisions and the prospective investor should consult his, her or its own tax advisors in relation to the same.

The taxes and applicable surcharge will be increased by incremental levy known as ‘Health and Education cess’ at 4%.

Residential status of individuals

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

Further, the Finance Act, 2020 has amended the provisions of residential status as below:

•
In case of Indian citizens or a person of Indian origin living abroad visiting India having total income, other than income from foreign source, exceeding Rs. 15 lakhs, the period of stay would be considered as 120 days as against 60/ 182 days as provided above. Further such person would be treated as Resident but Not Ordinarily Resident (RNOR) if his stay in India is less than 182 days.

97

•
Further, an Indian citizen would be deemed to be a Resident of India if his total income (not including foreign sourced income) exceeds Rs. 15 lakhs during the previous year and if he/she is not liable to income tax in any other country or territory by reason of his domicile or residence or any other criteria of similar nature. Such person who is deemed to be resident of India would be treated as RNOR.

Residential status of corporates

As per the provisions of the Act a Company is said to be resident in India if it is an Indian Company or if the control and management of its affairs is situated wholly in India. If none of the aforesaid conditions are satisfied, the Company is treated as a non-resident as per the Act.

•
However, the Finance Act, 2015 brought in a concept called Place of Effective Management (‘POEM’). Accordingly, the residential status of companies was redefined. A Company would be considered a resident if it is an Indian Company or if its POEM, in that year, is in India. POEM was defined as a place where key management and commercial decisions that are necessary for conduct of business as an entity, as a whole are, in substance, made. Thus, a foreign Company will become a resident of India if its POEM is in India.

•
POEM is a well recognized concept in OECD & UN Model Tax Convention. OECD recognized POEM as a tie-breaker rule for determining residential status and hence most of Double Taxation Avoidance Agreements (‘DTAA’) with India recognize it as a tie-breaker rule.

•
The Finance Act, 2016 deferred the applicability of POEM by one year and accordingly POEM was applicable from fiscal year 2017 onwards. Ministry of Finance issued detailed guidelines for POEM compliances vide CBDT circulars dated January 24, 2017 and October 23, 2017. However, it was clarified vide CBDT Circular dated February 23, 2017 that the POEM provisions shall not apply to a company having turnover or gross receipts of Rs. 500 million or less in a fiscal year. Further, the Government of India also prescribed guidelines specifying the exceptions, modifications and adaptations to the provisions of the Act relating to computation of total income, treatment of unabsorbed depreciation, set off or carry forward and set off of losses, collection and recovery and special provisions relating to avoidance of tax applicable to foreign companies having POEM in India vide CBDT Notification No. 29/2018 dated June 22, 2018. This could increase the burden of compliances for our subsidiary companies situated outside India.

Taxation of Distributions

There is a long history regarding taxability of dividend income. While initially, the dividend income was taxable in the hands of the shareholders and was subject to tax withholding by the company distributing dividends, a major shift was made regarding dividend declared, distributed or paid on or after June 1, 1997 wherein a domestic company declaring, distributing or paying dividend was required to pay dividend distribution tax (“DDT”) at the rate of 10% as increased by applicable surcharge and cess, and dividend income was made exempt from tax in the hands of the shareholders of such domestic company, whether resident shareholders or non-resident shareholders. The DDT rate was subject to change from time to time. This regime generally continued up to fiscal year 2019-2020 except for fiscal year 2012-2013.

The Finance Act, 2017 provided that, dividend income in excess of Rs.1 million per annum is taxable at the rate of 10% (plus applicable surcharge and education cess) for non-corporate resident investors.

However, the Finance Act 2020 brought back the earlier provisions relating to taxability of dividends, wherein dividend income will be taxed in the hands of shareholders based on their respective taxation limits and provided that companies will not be required to pay DDT. Accordingly, it was also provided that companies are required to withhold taxes on the dividends paid to shareholders as per the relevant provisions of the Act also adhering to the provisions of DTAA.

In order to remove the cascading effect of taxes on the dividends paid on the same profits, the amendments also provided for reduction of dividends received from other domestic companies or foreign companies from total income of the company receiving dividend if the same is distributed as dividends by such company (i.e., dividend distributed out of the dividends received from their other domestic companies or foreign companies). Such reduction is available for dividends distributed by the company up to one month prior to the due date of filing Income Tax Return. Consequent amendment was also made to the provisions for deductions to be allowed against dividend income in the hands of the recipient. It was provided that no deduction shall be allowed from dividend income, other than the deduction on account of interest expense and such deduction shall not exceed twenty percent of the dividend income. However, no such deduction of interest expense is allowed to a non-resident who is taxed on dividend income on gross basis.

Where the ADSs comply with the conditions of section 115AC / 115ACA of the Act and the Depository Receipts Scheme, 2014, the amount of dividend on ADSs is taxable at the rate of 10%.

Taxation of Employee Stock Option Plans

The Finance Act, 2009 brought provisions to tax any specified securities or sweat equity shares allotted or transferred, directly or indirectly, by a Company free of cost or at concessional rate to its current or former employees. Accordingly, the fair market value (‘FMV’) of the specified security or share as on the date of exercise of the option by the employee as reduced by the amount actually paid by, or recovered from the employee is taxable as a perquisite in the hands of the employee under the head ‘Salaries’. This treatment extends to all options granted under a Company’s stock option plan, where such option is exercised on or after April 1, 2009. It is to be noted that such securities or sweat equity shares allotted or transferred by a Company free of cost or at concessional rate to its employees were earlier subject to a fringe benefit tax which was abolished in 2009.

Taxation of Capital Gains

Where the ADSs are held by the non-resident as a ‘capital asset’, any gain realized on the sale of ADSs by a non-resident holder to any non-resident outside India is not subject to Indian capital gains tax (provided that the ADSs comply with the provisions of section 115AC of the Act and the Scheme notified by the Central Government under section 115AC of the Act) as it is not regarded as transfer by virtue of section 47(viia) of the Act. Similarly, sale of such ADSs by a non-resident holder on a recognized stock exchange in any International Financial Services Centre (where the consideration for such sale is paid or payable in foreign currency is also not regarded as transfer as per section 47(viiab) of the Act. Since our ADS offerings were approved by the Government of India under the Issue of Foreign Currency Convertible Bonds and Equity Shares Scheme, non-resident holders of the ADSs have the benefit of tax concessions available under Section 115AC.

Where the ADSs are held by the resident as a ‘capital asset’, any capital gains arising from their transfer will be taxed under Section 115ACA of the Act.

The following provisions pertain to taxation of capital gains as per the provisions of the Act:

•
Effective fiscal year 2016-2017, shares (including shares issuable on the conversion of the ADSs) held by the non-resident investor for a period of more than 24 months are treated as long term capital assets. If the shares are held for a period of less than 24 months from the date of conversion, the same is treated as short term capital asset.

•	Taxable gain realized by a non-resident in respect of equity shares held for more than 24 months, or long-term gain, is subject to tax at the rate of 10.00% (excluding applicable surcharge and cess).

•
Taxable gain realized in respect of equity shares held for 24 months or less, or short-term gain, is subject to tax at variable rates with a maximum rate of 40.00% (excluding applicable surcharge and cess).

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

o	The actual COA of such investments; and
o	The lower of

▪	FMV of such investments as on January 31, 2018; and
▪	Full Value of Consideration received or accruing as a result of the transfer of the capital asset i.e. the Sale Price.

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

Since October 1, 2004, with respect to a sale and purchase of equity shares entered into on a recognized stock exchange in India, (i) both the buyer and seller are required to pay a Securities Transaction Tax (’STT’) at the rate of 0.1% of the transaction value of the securities, if the transaction is a delivery based transaction, i.e. the transaction involves actual delivery or transfer of shares; (ii) the seller of the shares is required to pay a STT at the rate of 0.025% of the transaction value of the securities if the transaction is a non-delivery based transaction, i.e. a transaction settled without taking delivery of the shares. STT is leviable with respect to a sale and purchase of a derivative and the rates of STT as substituted by Finance Act, 2008 effective June 1, 2008 is as follows: (i) in case of sale of an option in securities, the seller is required to pay an STT at the rate of 0.05% of the option premium; (ii) in case of a sale of an option in securities, where the option is exercised, the buyer is required to pay a STT at the rate of 0.125% of the settlement price; and (iii) in case of sale of futures in securities, the seller is required to pay STT at 0.01% on transaction value.

•	Any capital gain arising from the sale of Shares will be subject to relief, if any, available to the non-resident under an applicable DTAA subject to compliance with the relevant conditions.

•
Any capital gain tax paid by a non-resident on the transaction of sale of Shares may be eligible for tax credit in the home jurisdiction subject to the provisions of the domestic tax laws of the home jurisdiction read with the applicable tax treaty. The capital gains tax is computed by applying the appropriate tax rates to the difference between the sale price and the purchase price of the equity shares.

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

Withholding Tax on Capital Gains

Any taxable gain realized by a non-resident on the sale of ADSs or equity shares is to be subject to withholding of tax at source by the buyer. According to Sections 196C and 196D of the Act, where any income by way of interest or dividends in respect of bonds or global depository receipts referred to in section 115AC of the Act or by way of long-term capital gains arising from the transfer of such bonds or global depository receipts is payable to a non-resident respectively, the person responsible for making the payment shall, at the time of credit of such income to the account of the payee or at the time of payment thereof in cash or by the issue of a check or draft or by any other mode, whichever is earlier, deduct income tax thereon at the rate of ten per cent subject to any concession rate of tax provided as per DTAA of respective countries read along with applicable MLI. The concessional tax rate benefit as per DTAA would be available subject to providing various Tax forms including Tax Residency Certificate by non-resident shareholders. However, as per the provisions of Section 196D(2) of the Act, no withholding of tax is required from any income by way of capital gains arising to Foreign Institutional Investors as defined in Section 115AD of the Act on the transfer of securities defined in said section.

Buy-back of Securities

With effect from June 1, 2013, as per the provisions of section 115QA of the Act, a buy-back of shares by a domestic company (not being shares listed in a recognized stock exchange in India) was made subject to payment of share buy-back tax in the hands of such domestic company at the rate of 20% (as increased by surcharge at the rate of 12% and cess) on the amount of ‘distributed income’. The provisions of such share buy-back tax were extended to domestic companies whose shares are listed on a recognized stock exchange in India with effect from July 5, 2019. In such a case (i.e., where share buy-back tax is payable by the domestic company), the income arising to the shareholders, whether resident shareholders or non-resident shareholders, is exempt from tax in their hands under section 10(34A) of the Act, and thus, the same will not be subject to any tax withholding by such domestic company.

Further, the Taxation Law (Amendment) Act 2019 provided that the Tax on buy-back of shares would not apply to such buy-back of shares (being the shares listed on a recognized stock exchange), in respect of which public announcement has been made on or before the 5 th
day of July, 2019 in accordance with the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018 made under the Securities and Exchange Board of India Act, 1992 (15 of 1992).

For the purposes of share buy-back tax under section 115QA of the Act, the expression ‘distributed income’ means the consideration paid by the company on buy-back of shares as reduced by the amount, which was received by the company for issue of such shares, determined in the manner as may be prescribed. Rule 40BB of the Income Tax Rules, 1962 has been prescribed in this regard and deals with various scenarios like shares issued under the employees’ stock option or as part of sweat equity shares, shares issued by the transferee company in case of amalgamation or demerger etc.

Further, the expression ‘buy-back’, for the purposes of share buy-back tax under section 115QA of the Act, has been defined to mean purchase by a company of its own shares in accordance with the provisions of any law for the time being in force relating to companies
.

Stamp Duty and Transfer Tax

Section 115JA was introduced to the Act with effect from April 1, 1997, to bring certain zero tax companies under the ambit of a Minimum Alternative Tax (‘MAT’). The Finance Act, 2000 introduced Section 115JB to the Act modifying the MAT provisions. The MAT rate has been subject to change from time to time and presently, it is 18.5% of the ‘book profits’ as determined under the provisions of section 115JB of the Act. Accordingly, if the tax on taxable income of a Company computed under the Act, in respect of a fiscal year is less than 18.5% of its book profits, the tax on total income of such Company for the relevant fiscal year shall be deemed to be an amount equal to 18.5% (plus applicable surcharge & cess) of its ‘book profits’. Further, the Act provides that the MAT paid by companies can be adjusted against its tax liability under the normal provisions of the Act over the next fifteen years but limited to the extent that is over and above the tax computed under MAT provisions for the same period.

Section 115BAA of the Act (a new corporate tax regime) was introduced with effect from fiscal year 2019-20 providing that Indian companies can opt for a lower corporate tax rate of 22% (plus surcharge @ 10% and cess) subject to satisfaction of certain conditions. As part of the new regime, the aforementioned MAT provisions are fully made not applicable if the new regime is opted by the corporates. While MAT paid by companies can be adjusted against its tax liability over the next fifteen years, if corporates opt for the new tax regime, existing MAT Credit cannot be carried forward & adjusted in subsequent years and will have to be foregone upon opting of new regime.

Similarly, the MAT provisions are not applicable on new manufacturing domestic companies (companies set-up and registered between October 01, 2019 to March 31, 2024) who have exercised option to be covered by a tax regime contained in section 115BAB of the Act.
.

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

Other Amendments

The Finance Act, 2023 has amended various provisions of the Act. Captured below are the amendments relevant in the context of the current discussion:

•
Section 80-IAC:
Extension of last date for incorporation of eligible startups (engaged in innovation, development or improvement of products or processes or services or a scalable business model with a high potential of employment generation or wealth creation) from March 31, 2023 to March 31, 2024 to avail profit linked exemption (100 percent of profits allowed as deduction).

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

•
Penalty provisions introduced for non-compliance with TDS obligations under sections 194R (Benefit or perquisite provided to a resident carrying on business or profession, exceeding ₹ 20,000 in a year, shall be subjected to TDS at 10 percent of the value of such benefit/ perquisite) and 194S (mandates TDS by any person making payment to any resident in India on purchase/ transfer of a virtual digital asset).

102

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

•
Hon’ble Supreme Court held that Telecom License Fees payable by Telecom players is capital in nature (even when the same is not paid as a one-time charge and paid in instalments as a percentage of Gross Revenue under the New Telecom Policy, 1999) and hence not an allowable expenses deduction.

Further, while it is held that the said capital expenditure being the license fee can be amortized under section 35ABB of the Act over the life of the license, mechanism for computing the same in a scenario of annual payments has not been clarified.

A full-fledged budget for the year 2024 is expected to be released in July 2024. Meanwhile, the following proposals were made as part of the Interim Budget in February 2024:

•
Proposed to withdraw small outstanding demands that have remained unresolved till FY 2014-15. Thus, demands up to INR 25,000 for the period up to financial year 2009-10 and up to INR 10,000 for financial years 2010-11 to 2014-15 will be waived.

•	Extension of last date of incorporation in case of section 80-IAC mentioned above is further extended by one year from March 31, 2024 to March 31, 2025.

Material U. S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences that may be relevant with respect to the ownership and disposition of equity shares or ADSs and is for general information only. This summary addresses the U.S. federal income tax considerations of U.S. holders. For purposes of this discussion, “U.S. holders” are beneficial owners of equity shares or ADSs who or that are (a) individuals who are citizens or residents of the United States for U.S. federal income tax purposes, (b) corporations (or other entities treated as corporations for U.S. federal income tax purposes) created in or under the laws of the United States or any political subdivision thereof, (c) estates, the income of which is includable in gross income for U.S. federal income tax purposes, regardless of its source and (d) trusts having a valid election to be treated as “United States persons” (within the meaning of Section 7701(a)(30) of U.S. Internal Revenue Code of 1986, as amended (the “Code”)) in effect under U.S. Department of the Treasury regulations (“U.S. Treasury Regulations”) or the administration of which a U.S. court exercises primary supervision and with respect to which a United States person has the authority to control all substantial decisions.

This summary is limited to U.S. holders who hold or will hold equity shares or ADSs as capital assets (generally property held for investment). In addition, this summary is limited to U.S. holders who are not residents in India for purposes of the Convention between the Government of the United States of America and the Government of India for the avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income (the “Convention”).

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

Dividends
. Subject to the passive foreign investment company (“PFIC”) rules described below, the gross amount of any distributions of cash or property (other than, generally, distributions of our equity shares) with respect to equity shares or ADSs will generally be included in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally should be the date of receipt by the depositary, to the extent such distributions are made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of our Company. Such dividends will not be eligible for the dividends received deduction (“DRD”) generally allowed to corporate U.S. holders, other than certain corporate U.S. holders who own 10% or more of the equity in our Company (including ADSs). Such U.S. holders should consult their tax advisors regarding any DRD to which they are entitled. To the extent, if any, that the amount of any distribution by our Company exceeds our Company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles, such excess will be treated first as a tax-free return of capital to the extent of the U.S. holder’s tax basis in the equity shares or ADSs and thereafter as capital gain. However, because we do not intend to determine our earnings and profits under U.S. federal income tax principles, any distribution will generally be treated as a dividend for U.S. federal income tax purposes.

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

A qualified foreign corporation generally includes a non-U.S. corporation (1) with respect to any dividend it pays on its shares (or ADSs in respect of such shares) that are readily tradable on an established securities market in the United States, or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States meeting certain requirements. In addition, a corporation is not a qualified foreign corporation if it is a PFIC (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year. Our ADSs are traded on the NASDAQ, an established securities market in the United States as identified by Internal Revenue Service (“IRS”) guidance. We may also be eligible for benefits as a result of the Convention.  Each U.S. holder should consult his, her or its own tax advisor regarding the treatment of such dividends and such holder’s eligibility for a reduced rate of taxation.

Subject to certain conditions and limitations, Indian dividend withholding tax, if any, imposed upon distributions paid to a U.S. holder with respect to such holder’s equity shares or ADSs generally should be eligible for credit against the U.S. holder’s U.S. federal income tax liability. Alternatively, a U.S. holder may claim a deduction for such amount, but only for a year in which a U.S. holder does not claim a credit with respect to any non-U.S. income taxes. The overall limitation on non-U.S. income taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, distributions on equity shares or ADSs generally will be income from sources outside the United States and will generally be “passive category income” for purposes of computing the U.S. “foreign tax credit” allowable to a U.S. holder. No foreign tax credit or deduction is allowed for taxes paid or accrued with respect to a dividend that qualifies for the DRD.  The rules governing U.S. foreign tax credits are complex, and recent changes to such rules introduced additional requirements and limitations. Furthermore, the application of such rules depend on the particular circumstances of each U.S. holder. Therefore, each U.S. holder should consult his, her or its own tax advisor with respect to the availability of U.S. foreign tax credits to such U.S. holder’s particular circumstances.

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

Sale or Exchange of Equity Shares or ADSs
. A U.S. holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder’s adjusted tax basis in the equity shares or ADSs, as the case may be. Subject to the discussion of the PFIC rules below, such gain or loss generally will be capital gain or loss, and generally will be long-term capital gain or loss if the equity shares or ADSs, as the case may be, were held for more than one year. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source passive category income or loss for U.S. foreign tax credit purposes. If capital gains realized by a U.S. holder upon the sale of equity shares or ADSs are subject to tax (including withholding tax) in India (see the “Taxation of Capital Gains” and “Withholding Tax on Capital Gains” discussions with respect to Indian taxes above), a U.S. holder may not be able to utilize any such taxes as a credit against the U.S. holder’s U.S. federal income tax liability due to certain limitations on U.S. foreign tax credits.

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

We do not believe that we satisfy either of the tests for PFIC status for the taxable year ended March 31, 2024. However, because this determination is made on an annual basis and depends on a variety of factors (including, potentially, the value of our equity shares or ADSs), no assurance can be given that we were not considered a PFIC in a prior taxable year, or that we will not be considered a PFIC for the current taxable year and/or future taxable years. If we were to be a PFIC for any taxable year, U.S. holders would be required to either:

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

Information with Respect to Foreign Financial Assets
. Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 on the last day of the taxable year, or $75,000 at any time during the taxable year may be required to file information reports with respect to such assets with their U.S. federal income tax returns. Depending on your circumstances, higher threshold amounts may apply. “Specified foreign financial assets” include any financial accounts maintained by non-U.S. financial institutions, as well as any of the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties, and (iii) interests in non-U.S. entities. Our equity shares and ADSs may be treated as specified foreign financial assets and you may be subject to this information reporting regime. Failure to file information reports may subject you to penalties. You should consult your own tax advisor regarding your obligation to file information reports with respect to the equity shares or ADSs.

Foreign Account Tax Compliance Act
.  The U.S. Foreign Account Tax Compliance Act (“FATCA”) imposes, under certain circumstances, a 30% U.S. federal withholding tax on certain payments to certain non-U.S. entities that fail to comply with certain information reporting, account identification, withholding, certification and other FATCA-related requirements in respect of their direct and indirect U.S. shareholders and/or U.S. accountholders. To avoid becoming subject to FATCA withholding, we may be required to report information to the Government of India or the IRS regarding our U.S. holders. Each U.S. holder should consult his, her or its own tax advisor regarding the application of FATCA to an investment in our equity shares or ADSs.

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

Refer to note 34 of the notes to consolidated financial statements to this Annual Report for further analysis and exposure arising out of credit risk, liquidity risk and currency risk.

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

The fees and charges payable by holders of our ADSs include the following:

Service	Rate
(1) Issuance of ADSs upon deposit of Shares (excluding issuances contemplated by paragraph (4) below).	Up to $5.00 per 100 ADSs (or fraction thereof) issued.
(2) Delivery of Deposited Securities, property and cash against surrender of ADSs.	Up to $5.00 per 100 ADSs (or fraction thereof) surrendered.
(3) Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements).	Up to $2.00 per 100 ADSs (or fraction thereof) held.
(4) Distribution ADSs pursuant to (i) stock dividends or other free distributions, or (ii) exercise of rights.	Up to $2.00 per 100 ADSs (or fraction thereof) issued.
(5) Depositary Services.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary.

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

Depositary fees payable upon (i) deposit of equity shares against issuance of ADSs and (ii) surrender of ADSs for cancellation and withdrawal of deposited equity shares will be charged by the Depositary to the person to whom the ADSs so issued are delivered (in the case of ADS issuances) and to the person who delivers the ADSs for cancellation to the Depositary (in the case of ADS cancellations). In the case of ADSs issued by the Depositary into DTC or presented to the Depositary via DTC, the ADS issuance and cancellation fees will be payable to the Depositary by the DTC Participant(s) receiving the ADSs from the Depositary or the DTC Participant(s) surrendering the ADSs to the Depositary for cancellation, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC Participant(s) to the account(s) of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participant(s) as in effect at the time. Depositary fees in respect of distributions and the Depositary services fee are payable to the Depositary by holders as of the applicable ADS Record Date established by the Depositary. In the case of distributions of cash, the amount of the applicable Depositary fees is deducted by the Depositary from the funds being distributed. In the case of distributions other than cash and the Depositary service fee, the Depositary will invoice the applicable holders as of the ADS Record Date established by the Depositary. For ADSs held through DTC, the Depositary fees for distributions other than cash and the Depositary service fee are charged by the Depositary to the DTC Participants in accordance with the procedures and practices prescribed by DTC from time to time and the DTC Participants in turn charge the amount of such fees to the beneficial owners for whom they hold ADSs.

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

Direct and Indirect Payments by the Depositary to Sify

Pursuant to the Deposit Agreement with Citibank N.A, we have received no payments  from Citibank during the fiscal year ended March 31, 2024 in connection with our ADS Program.

PART II

Item 13.
Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.
Material Modifications to the Rights of Security Holders and Use
of Proceeds

None.

Item 15.
Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 20-F, our management, with the participation of our CEO, Chairman and Managing Director and Whole time director cum CFO, has carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on March 31, 2024. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our CEO, Chairman and Managing Director and Whole time director cum CFO, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.

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

2)
Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2024. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in Internal Control — Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2024.

4)
Our independent registered public accounting firm, Manohar Chowdhry & Associates, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sify Technologies Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Sify Technologies Limited (the “Company”) and its subsidiaries (the Company and its subsidiaries are together referred to as “Group”) as of March 31, 2024, based on criteria established in
Internal Control — Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2024, based on criteria established in
Internal Control — Integrated Framework (2013)
issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements as of and for the year ended March 31, 2024, of the Group and our report dated May 2, 2024, expressed an unqualified opinion on those consolidated financial statements.

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

Manohar Chowdhry & Associates
Chartered Accountants
UDIN:

We have served as the Company's auditor since fiscal 2022.

Chennai, India
May 02
, 2024

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

Fiscal year ended
Type of Service	March 31, 2024		March 31, 2023
(a) Audit Fees	₹	8.61 million	₹	7.10 million
(b) Audit Related Fees	₹	1.30 million	₹	1.00 million
(c) Tax Fees		-		-
(d) All Other Fees		-		-

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
tem 16F.
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

Mr. Raju Vegesna and entities under his control hold more than 50% of the voting power for the election of directors. As such, we may be deemed a “controlled company” under NASDAQ Marketplace Rule 5615(c). Although we do not intend to rely on the controlled company exemptions under the NASDAQ listing rules even if we are a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to securityholders of companies that are subject to all of the corporate governance requirements of NASDAQ.

National Guidelines on Responsible Business Conduct

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

Item 16 H. Mine Safety Disclosure

Not Applicable.

Item 16 I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not Applicable.

Item 16J : Insider Trading Policies

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of the registrant’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us.

The policy is filed as Exhibit 11.2 to this Annual Report.

Item 16K. Cybersecurity:

Sify Technologies Limited and its subsidiaries have processes in place for assessing, identifying, and managing material risks from potential unauthorized access to its information systems that could adversely affect the confidentiality, integrity, or availability of the information systems or the information stored on those systems. These include a wide variety of mechanisms, controls, technologies, methods, systems, and other processes that are designed to prevent, identify, detect, recover & respond, or mitigate data loss, theft, misuse, unauthorized access, or other security incidents or vulnerabilities affecting the data.

From a business perspective, this means protecting key information assets and complying with applicable international and national data privacy and protection laws, information security policies and contractual obligations.The Company’s Information Security Policy, adopted in information security management objectives and principles, and  the Data Protection Policy, provides for a consistent level of enterprise-wide data protection. The data includes confidential, proprietary, business and personal information that is collected, processed, stored, and transmitted as part of business, including on behalf of third parties.The Company also uses systems and processes designed to reduce the impact of a security incident at a third-party vendor or customer. Additionally, the Company uses processes to oversee and identify material risks from cybersecurity threats associated with our use of third-party technology and systems, including technology and systems we use for encryption, authentication, employee email and other functions.

The organization policies are applicable to Sify Technologies and its subsidiaries and are part of the overall Information Security Management System (ISMS) that is currently being operationalized. Processes for assessing, identifying, and managing material risks from cybersecurity threats are integrated into the overall enterprise risk management system, which is developed with input from internal and external experts. The company collaborates with external experts to maintain our security posture and conduct periodic vulnerability assessment and penetration testing done. The main cyber and information security objectives are to maintain information confidentiality, integrity, and availability.

As part of the risk management process, we conduct application security assessments, vulnerability management, penetration testing, security audits, and ongoing risk assessments. The organization has a robust incident response process which includes identify, detect, reporting, response and recover process to comply with various regulatory requirements, when incidents are detected. All employees are required to mandatorily undertake data protection, security and compliance programs annually.

In addition to the internal cybersecurity capabilities, as and when required, we also engage assessors, consultants, auditors, or other third parties to assist with assessing, identifying, and managing cybersecurity risks.

The cybersecurity risks and associated mitigations which forms part of our enterprise risk assessment are evaluated by senior leadership, and reviewed by the Audit Committee. Such risks and mitigations are also subject to oversight by our Board of Directors.

During the year ending March 31, 2024, the Company did not identify any material cybersecurity incidents that may have materially affected us, but we face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to affect us which can be referred in the “Risks Related to our Company and Industry” section  under heading "Cybersecurity threats could damage our reputation or result in liability to us”

PART III

Item 17.
Financial Statements

See Item No 18

Item 18.
Financial Statements

Consolidated Statements and other Financial Information

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sify Technologies Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Sify Technologies Limited (the “Company”) and its subsidiaries (the Company and its subsidiaries together are referred to as “Group”) as of March 31, 2024 and 2023, the related consolidated statements of comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended March 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2024 and 2023, and the consolidated results of its operations and its cash flows each of the three years in the period ended March 31, 2024, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group's internal control over financial reporting as of March 31, 2024, based on criteria established in
Internal Control — Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 2, 2024, expressed an unqualified opinion on the Group's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

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

Valuation of Trade receivables

Critical Audit Matter Description

The collectability of the Group’s aged Trade Receivables and the valuation of allowance for impairment of Trade Receivables is a Critical Audit Matter due to the judgement involved in assessing the recoverability. The Trade Receivable as at March 31, 2024 is INR 10,155,223 thousand and Allowance for doubtful receivable charged in the Statement of Income for the year ended March 31, 2024 is INR 265,000 thousand.

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

•
We have reviewed the ageing, tested the validity of the receivables, the subsequent collections of trade receivables, the past payment and credit history of the customer, disputes (if any) with customers and based on discussion with the Group’s management (information and explanation provided by them) and evidences collected, we understood and evaluated the reason for delay in realisation of the receivables and possibility of realisation of the aged receivables.

•	Where there were indicators that trade receivables were unlikely to be collected, we assessed the adequacy of allowance for impairment of trade receivables.

•	We tested the sufficiency of the allowance for bad and doubtful debts charged in the Statement of Income for the year ended March 31, 2024.

Manohar Chowdhry & Associates (5341)
Chartered Accountants
UDIN:

We are serving as the Company's auditor since Fiscal Year 2022.

Chennai, India
May 0

, 2024

Sify Technologies Limited

Consolidated Statement of Financial Position
(In thousands of Rupees, except share data and as otherwise stated)

		As of March 31,		As of March 31,
		2024	2023	2024 Convenience translation into US$ thousands
	Note	₹	₹	Note 2(c)
Assets
Property, plant and equipment	5	32,210,394	22,306,077	386,337
Right of Use Assets	7	7,257,692	5,689,423	87,050
Intangible assets	6	641,862	622,688	7,699
Other assets	10	4,256,687	4,540,098	51,055
Deferred contract costs		9,433	12,157	113
Other investments	15	1,203,862	1,044,020	14,439
Deferred tax assets	11	1,197,320	865,638	14,361
Total non-current assets		46,777,250	35,080,101	561,064

Inventories	12	3,393,317	1,941,923	40,700
Trade and other receivables, net	13	14,103,185	14,615,606	169,156
Contract assets	9	26,536	52,581	318
Deferred contract costs		161,845	127,566	1,941
Prepayments for current assets	14	685,529	741,129	8,222
Restricted cash	8	440,445	1,194,787	5,283
Other Bank Deposits	8	1,288,700	-	15,457
Cash and cash equivalents	8	4,105,489	3,650,446	49,242

Total current assets		24,205,046	22,324,038	290,319
Total assets		70,982,296	57,404,139	851,373

Equity	16
Share capital		1,846,146	1,841,168	22,143
Other Equity		8,800,000	2,000,000	105,549
Share premium		19,732,786	19,685,143	236,678
Share based payment reserve		351,907	361,184	4,221
Other components of equity		44,792	53,094	537
Accumulated deficit		(6,745,965)	(6,794,901)	(80,912)
Total equity attributable to equity holders of the Company		24,029,666	17,145,688	288,216

Sify Technologies Limited

Consolidated Statement of Financial Position
(In thousands of Rupees, except share data and as otherwise stated)

		As of March 31,		As of March 31,
				2024
		2024	2023	Convenience translation into US$ thousands
	Note	₹	₹	Note 2(c)

Liabilities
Borrowings	19	17,608,315	13,817,634	211,197
Lease liabilities	7	2,662,988	1,866,176	31,940
Employee benefits	17	159,949	129,903	1,918
Contract liabilities	9 & 21	3,053,428	2,323,958	36,623
Other liabilities	18	53,945	55,877	647
Total non-current liabilities		23,538,625	18,193,548	282,325

Borrowings	19	6,450,561	5,710,355	77,369
Lease Liabilities	7	379,851	585,003	4,556
Bank overdraft	8	486,888	951,504	5,840
Trade and other payable	20	14,012,773	12,845,558	168,072
Contract liabilities	9 & 21	2,083,932	1,972,483	24,995
Total current liabilities		23,414,005	22,064,903	280,832

Total liabilities		46,952,630	40,258,451	563,157
Total equity and liabilities		70,982,296	57,404,139	851,373

The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited
Consolidated Statement of Income
(In thousands of Rupees, except share data and as otherwise stated)

		Year ended March 31,			Year ended March 31,
		2024	2023	2022	2024 Convenience translation into US$ thousands
	Note	₹	₹	₹	Note2(c)
Revenue
- Rendering of services		33,950,426	30,449,944	25,659,626	4,07,207
- Sale of products		1,683,496	2,953,782	1,366,049	20,192
Total	22	35,633,922	33,403,726	27,025,675	427,399
Cost of goods sold and services rendered
- Rendering of services		(18,127,785)	(18,576,006)	(14,208,357)	(217,428)
- Sale of products		(4,250,216)	(2,803,423)	(1,833,699)	(50,977)
Total		(22,378,001)	(21,379,429)	(16,042,056)	(268,405)

Other income
- Profit on sale of property, plant and equipment (Net)		-	10,781	4,825	-
- Other income		184,613	121,059	125,903	2,214
		184,613	131,840	130,728	2,214

Selling, general and administrative expenses	25	(6,499,562)	(5,733,634)	(4,943,575)	(77,957)
Depreciation and amortization	5,6&7	(4,773,414)	(3,971,865)	(3,283,452)	(57,253)
Impairment Loss on goodwill		-	-	(14,595)	-

Profit from operating activities		2,167,558	2,450,638	2,872,725	25,998

Finance income	28	337,723	222,905	73,577	4,051
Finance expenses	28	(2,273,245)	(1,652,522)	(1,098,096)	(27,266)
Net finance income / (expense)		(1,935,522)	(1,429,617)	(1,024,519)	(23,215)

Profit before tax		232,036	1,021,021	1,848,206	2,783
Income tax (expense) / benefit	11	(183,100)	(346,499)	(590,261)	(2,196)
Profit for the year		48,936	674,522	1,257,945	587
Attributable to:
Equity holders of the Company		48,936	674,522	1,257,945	587
Non-controlling interest		-	-	-	-
		48,936	674,522	1,257,945	587
Earnings per share	29
Basic earnings per share		0.27	3.69	6.89	0.00
Diluted earnings per share		0.26	3.63	6.73	0.00

The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited
Consolidated Statement of Comprehensive Income
(In thousands of Rupees, except share data and as otherwise stated)

	Year ended March 31,
	2024 ₹	2023 ₹	2022 ₹	2024 Convenience Translation into US$ thousands Note 2(c)
Profit for the year	48,936	674,522	1,257,945	587
Other comprehensive income

Items that will not be reclassified to profit or loss
Remeasurements of the net defined benefit liability/asset	(19,673)	(55,783)	(21,985)	(236)
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	5,415	24,610	8,900	65
Total other comprehensive income, net of taxes	(14,258)	(31,173)	(13,085)	(171)
Total comprehensive income	34,678	643,349	1,244,860	416

Total comprehensive income attributable to:
Equity holders of the Company	34,678	643,349	1,244,860	416
Non-controlling interest
	34,678	643,349	1,244,860	416

Sify Technologies Limited
Consolidated Statement of Changes in Equity
(In thousands of Rupees, except share data and as otherwise stated)

For year ended March 31, 2024
Particulars	Share capital	Share premium	Share based payment reserve	Other component s of equity	Retained earnings / (accumulated deficit)	Total	Non- controlling interest	Compulsorily Convertible Debentures	Total equity
Balance on April 1, 2023	1,841,168	19,685,143	361,184	53,094	(6,794,901)	15,145,688	-	2,000,000	17,145,688

Total comprehensive income for the year	-	-	-	(14,258)	48,936	34,678	-	-	34,678
Reclassification Compulsorily Convertible Debentures	-	-	-	-	-	-	-	6,800,000	6,800,000

Transactions with owners, recorded directly in equity

Shares issued on exercise of ESOP	4,978	36,851	1,515			43,344		-	43,344
Call money received						-		-	-
Transaction costs related to equity								-	-
Transferred from share based payment reserve on exercise of ESOP		10,792	(10,792)	5,956		5,956		-	5,956
ESOP Expenses			-			-		-	-
Balance on March 31, 2024	1,846,146	19,732,786	351,907	44,792	(6,745,965)	15,229,666	-	8,800,000	24,029,666

Sify Technologies Limited
Consolidated Statement of Changes in Equity
(In thousands of Rupees, except share data and as otherwise stated)

For year ended March 31, 2023

Particulars	Share capital	Share premium	Share based payment reserve	Other component s of equity	Retained earnings / (accumulated deficit)	Total	Non- controlling interest	Compulsorily Convertible Debentures	Total equity
Balance on April 1, 2022	1,840,238	19,676,167	349,123	77,299	(7,466,624)	14,476,203	-	-	14,476,203

Total comprehensive income for the year	-	-	-	(31,173)	674,522	643,349	-	-	643,349
Reclassification Compulsorily Convertible Debentures	-	-	-	-	-	-	-	2,000,000	2,000,000

Transactions with owners, recorded directly in equity

Shares issued on exercise of ESOP	930	8,976				9,906		-	9,906
Call money received						-		-	-
Transaction costs related to equity					(2,799)	(2,799)		-	(2,799)
Transferred from share based payment reserve on exercise of ESOP				6,968		6,968		-	6,968
ESOP Expenses			12,061			12,061		-	12,061
Balance on March 31, 2023	1,841,168	19,685,143	361,184	53,094	(6,794,901)	15,145,688	-	2,000,000	17,145,688

Sify Technologies Limited
Consolidated Statement of Changes in Equity
(In thousands of Rupees, except share data and as otherwise stated)

For year ended March 31, 2022

Particulars	Share capital	Share premium	Share based payment reserve	Other c omponent of equity	Retained earnings / (accumulated deficit)	Total	Non- controlling interest	Total equity

Balance on April 1, 2021	1,835,195	19,628,129	336,340	90,381	(8,724,570)	13,165,475	-	13,165,475

Total comprehensive income for the year	-	-	-	(13,082)	1,257,945	1,244,863	-	1,244,863

Transactions with owners, recorded directly in equity

Shares issued on exercise of ESOP	5,043	37,949				42,992		42,992
Call money received						-	-	-
Transaction costs related to equity						-	-	-
Transferred from share based payment reserve on exercise of ESOP		10,089	(10,089)			-	-	-
ESOP Expenses			22,873			22,873	-	22,873
Balance on March 31, 2022	1,840,238	19,676,167	349,123	77,299	(7,466,624)	14,476,203	-	14,476,203

Sify Technologies Limited
Consolidated Statements of Cash Flows
For the fiscal years ended March 31

(In thousands of Rupees, except share data and as otherwise stated)

	Year ended March 31,
	2024 ₹	2023 ₹	2022 ₹	2024 Convenience Translation into US$ thousands (Unaudited) Note 2 ©

Profit for the year	48,936	674,522	1,257,945	587
Adjustments for:
Depreciation and amortization & Impairment of goodwill	4,773,414	3,971,865	3,298,047	57,253
(Gain) / loss on sale of property, plant and equipment	419	(10,783)	(4,825)	5
Deposits/Advances no longer payable written back				-
Provision for doubtful receivables/ advances	265,000	371,890	433,723	3,178
Stock compensation expense	6,874	16,494	22,885	82
Net finance (income) / expense	1,935,528	1,429,617	1,024,519	23,215
Unrealized (gain)/ loss on account of exchange differences	69,359	(42,660)	(15,509)	832
Amortization of leasehold prepayments	1,390	(1,515)	-	17
Tax expense	183,100	346,499	590,262	2,196
Cash flow from operating activities before working capital changes	7,284,020	6,755,929	6,607,047	87,365

Change in trade and other receivables	(481,267)	(400,481)	(4,080,446)	(5,772)
Change in inventories	(1,451,400)	465,280	(992,465)	(17,408)
Change in Contract Assets	26,045	(1,298)	(43,767)	312
Change in Contract Costs	(31,555)	178,528	(248,877)	(378)
Change in Contract Liabilities	840,918	706,485	1,282,743	10,086
Change in other assets	(1,477,571)	(789,470)	(301,328)	(17,722)
Change in trade and other payables	2,827,200	2,843,263	1,366,459	33,910
Change in Other Bank Deposits	(1,288,700)	-	-	(15,457)
Change in employee benefits	19,952	(57,047)	(69,815)	239
Cash generated from operations	6,267,642	9,701,189	3,519,551	75,175
Income taxes (paid)/ refund received	(1,284,269)	(1,362,951)	(1,274,883)	(15,404)
Net cash from / (used in) operating activities	4,983,373	8,338,238	2,244,668	59,771

Sify Technologies Limited
Consolidated Statements of Cash Flows
For the fiscal years ended March 31,

(In thousands of Rupees, except share and per share data and as otherwise stated)

	Year ended March 31,
				2024 Convenience Translation into US$ thousands
	2024 ₹	2023 ₹	2022 ₹	(Unaudited) Note 2 ©
Cash flows from / (used in) investing activities
Acquisition of property, plant and equipment	(11,121,455)	(11,616,131)	(6,801,252)	(133,292)
Expenditure on intangible assets		(417,466)	(333,867)
Proceeds from sale of property, plant and equipment	2,171	10,783	4,929	26
Investments in corporate debt securities & Equity	(153,640)	(546,886)	(263,904)	(1,843)
Finance income received	265,391	155,756	40,071	3,183
Amount paid for acquisition of right of use assets	(1,255,635)	(1,178,320)	(239,318)	(15,060)
Net cash from / (used in) investing activities	(12,263,168)	(13,592,264)	(7,593,341)	(146,986)

Cash flows from / (used in) financing activities
Proceeds from issue of shares on exercise of options (including share premium)	41,791	8,079	42,988	501
Proceeds from / (repayment) of borrowings (net)	10,628,405	6,829,485	5,557,074	127,479
Repayment of lease liabilities	(377,195)	(265,236)	(316,594)	(4,524)
Finance expenses paid	(2,849,121)	(1,627,907)	(1,113,528)	(34,173)
Net cash from / (used in) financing activities	7,443,880	4,944,421	4,169,940	89,283

Net increase / (decrease) in cash and cash equivalents	164,085	(309,605)	(1,178,733)	1,968
Cash and cash equivalents on April 1	3,893,729	4,202,018	5,378,388	46,702
Effect of exchange fluctuations on cash held	1,232	1,316	2,363	15
Cash and cash equivalents on March 31	4,059,046	3,893,729	4,202,018	48,685

Refer note 3 (c) and note 8 for the composition of cash and cash equivalents.

Disclosure relating to changes in liabilities arising from financing activities – Refer note below

The accompanying notes form an integral part of these consolidated financial statements

Note: Reconciliation of liabilities from financing activities

						Non-cash movement
Particulars	As on April 01, 2023	Proceeds	Repayment	Movement in Short term Borrowings	Net Cash flow movement	Foreign exchange movement	Reclass	Fair value changes	As on March 31, 2024
Borrowings	19,528,070	14,453,762	(2,751,383)	(467,200)	30,763,249	24,021	(6,740,804)	13,410	24,058,876
Lease Liability	2,451,098	993,671	(399,568)	-	2,442,228	1,451		(3,813)	3,042,839
Total	21,979,168	15,447,433	(3,150,951)	(467,200)	33,205,477	25,472	(6,740,804)	9,597	27,101,715

						Non-cash movement
Particulars	As on April 01, 2022	Proceeds	Repayment	Movement in Short term Borrowings	Net Cash flow movement	Foreign exchange movement	Reclass	Fair value changes	As on March 31, 2023
Borrowings	14,709,690	11,046,000	(2,530,185)	(1,520,339)	21,705,166	44,541	(2,238,500)	16,863	19,528,070
Lease Liability	2,207,403	596,842	(362,017)	-	2,442,228	4,411		4,459	2,451,098
Total	16,917,093	11,642,842	(2,892,202)	(1,520,339)	24,147,394	48,952	(2,238,500)	21,322	21,979,168

SIFY TECHNOLOGIES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Rupees, except share data and as stated otherwise)

1.	Reporting entity

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
(are together referred to as the ‘Group’ and individually as ‘Group entities’). The Group offers converged Information and Communication Technology (ICT) solutions comprising
Network-
Connectivity
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

These Consolidated Financial Statements have been approved for issue by the Board of Directors on May 02, 2024

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

Convenience translation :
Solely for the convenience of the reader, the financial statements as of and for the year ended March 31, 2024 have been translated into United States dollars (neither the presentation currency nor the functional currency of the Group) based on the reference rate in the City of Mumbai on March 31, 2024, for cable transfers in Indian rupees as published by the Reserve Bank of India which was ₹ 83.3739 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollar at such a rate or at any other rate on March 31, 2024 or at any other date.

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
:

•	Useful lives of property, plant and equipment (Note 3 e and Note 5)
•	Useful lives of intangible assets (Note 3 g and Note 6)
•	Estimate of Lease term and measurement of Right of Use Assets and Lease Liabilities (Note 3 h, 7)
•	Identification of performance obligation and timing of satisfaction of performance obligation, measurement of transaction price on revenue recognition (Note 3 o)
•	Measurement of the recoverable amounts of cash-generating units containing goodwill (Note 3 k and Note 6)
•	Utilization of tax losses and computation of deferred taxes (Note 3 r, 11)
•	Measurement of defined employee benefit obligations (Note 17)
•	Measurement of share-based payments (Note 3 m, 27)
•	Valuation of financial instruments (Note 3 c, 4, 34 and 33)
•	Provisions and contingencies (Note 3 n and 31)
•	Expected Credit losses on Financial Assets (Note 3 c, 13)
•	Impairment testing ( N ote 3 k )

3.	Material accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these Consolidated Financial Statements

a.	Basis of consolidation

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
Depreciation on contract-specific assets are charged co-terminus over the contract period. Management’s estimated useful lives for the year ended March 31, 2024 and March 31, 2023 were as follows:

Estimate of useful life in years
Buildings	28
Plant and machinery comprising computers, servers etc.	3 – 5
Plant and machinery comprising other items	3-8
Furniture and fittings	5
Office equipment	5
Motor vehicles	3

Depreciation is not recorded on construction-in-progress until construction and installation are complete and the asset is ready for its intended use.

The depreciation method, useful lives and residual value are reviewed at each of the reporting date

f.	Business combinations

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

The Group derives revenue from converged ICT solutions comprising Network- Connectivity services, Data Center services and Digital Services which includes cloud and managed services, applications integration services and technology integration services.

The Group recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services excluding the amount collected on behalf of third parties.

The revenue recognition in respect of the various streams of revenue is described as follows

i) Network
Connectivity
services

Revenue from Network Connectivity services includes Data network services and Voice services. Network services primarily include revenue from connectivity services, NLD/ILD services and to a lesser extent, revenues from the setup and installation of connectivity links. The group provides connectivity for a fixed period of time at a fixed rate regardless of usage. Revenue from Network services are series of distinct services. The performance obligations are satisfied overtime.

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

v.
Recent accounting pronouncements

New amendments not yet adopted:

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2024 and have not been applied in preparing these consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the consolidated financial statements of the Company are:

Amendments to IAS 21

On August 15, 2023, International Accounting Standards Board (IASB) has issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates, Lack of Exchangeability that will require companies to provide more useful information in their financial statements when a currency cannot be exchanged into another currency. These amendments specify when a currency is exchangeable into another currency and when it is not and specify how an entity determines the exchange rate to apply when a currency is not exchangeable.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2025, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

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

5.	Property, plant and equipment

The following table presents the changes in property, plant and equipment during the year ended March 31, 2024

	Cost					Accumulated depreciation
Particulars	As of April 1, 2023	Additions	Deletions	Reclassification	As of March 31, 2024	As of April 1, 2023	Depreciation for the year	Deletions	Reclassification	As of March 31, 2024	Carrying amount as of March 31, 2024

Freehold Land	206,867	-	-		206,867	-	-	-		-	206,867
Building	6,238,669	3,273,178	27	4,420,100	13,931,920	1,964,842	1,194,556	26	2,003,600	5,162,972	8,768,948
Plant and machinery	21,303,005	2,710,939	11,692		24,002,252	12,393,855	1,934,332	9,223		14,318,964	9,683,288
Computer equipment	2,037,261	163,271	16,879		2,183,653	1,780,677	160,078	16,820		1,923,935	259,718
Office equipment	2,106,995	265,633	570		2,372,058	1,180,336	289,494	567		1,469,263	902,795
Furniture and fittings	4,590,427	2,706	178	(4,420,100)	172,855	2,161,696	617	154	(2,003,600)	158,559	14,296
Vehicles	9,721	3,141	4		12,858	9,697		4		9,693	3,165
Total	36,492,945	6,418,868	29,350	-	42,882,463	19,491,103	3,579,077	26,794	-	23,043,386	19,839,077
Add: Construction in progress											12,371,317
Total	36,492,945	6,418,868	29,350	-	42,882,463	19,491,103	3,579,077	26,794	-	23,043,386	32,210,394

The following table presents the changes in property, plant and equipment during the year ended March 31, 2023

	Cost				Accumulated depreciation
Particulars	As of April 1, 2022	Additions	Deletions	As of Mar ch 31, 2023	As of April 1, 2022	Depreciation for the year	Deletions	As of Mar ch 31, 2023	Carrying amount as of March 31, 2023

Freehold Land	147,176	59,691	-	206,867	-	-	-	-	206,867
Building	4,944,478	1,304,500	10,309	6,238,669	1,058,496	916,646	10,300	1,964,842	4,273,827
Plant and machinery	17,512,223	3,839,433	48,651	21,303,005	10,842,235	1,600,493	48,873	12,393,855	8,909,150
Computer equipment	1,863,469	191,867	18,075	2,037,261	1,630,581	167,923	17,827	1,780,677	256,584
Office equipment	1,695,295	411,700	-	2,106,995	909,833	270,508	5	1,180,336	926,659
Furniture and fittings	4,589,404	1,500	477	4,590,427	2,161,280	901	485	2,161,696	2,428,731
Vehicles	9,721	-	-	9,721	9,697			9,697	24
Total	30,761,766	5,808,691	77,512	36,492,945	16,612,122	2,956,471	77,490	19,491,103	17,001,842
Add: Construction in progress									5,304,235
Total	30,761,766	5,808,691	77,512	36,492,945	16,612,122	2,956,471	77,490	19,491,103	22,306,077

Capital Commitments
As of March 31, 2024 and 2023, the Company had committed to spend approximately
₹ 9,352,551 and ₹ 10,678,787 respectively, under agreements to purchase property, plant and equipment.

Construction in progress
Amounts paid towards acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment that are not  available for use are disclosed under construction-in-progress.

Security
As of March 31, 2024 property, plant and equipment with a carrying amount of ₹ 12,260,778 (March 31, 2023: ₹ 16,910,327) are subject to a registered charge to secure bank borrowings.

Capitalized borrowing costs
Borrowing costs capitalized during the year amounted to ₹ 514,022 (March 2023, ₹ 149,297)

6.	Intangible assets

Intangible assets comprise the following:

	March 31, 202 4	March 31, 202 3
Goodwill	-	-
Other intangible assets	641,862	622,688
	641,862	622,688

Other intangibles

The following table presents the changes in intangible assets during the years ended March 31, 2024
 and
 2023.

	Bandwidth Capacity	Software	License fees	Total

(A) Cost
Balance as of April 01, 2022	736,388	1,903,704	78,000	2,718,093
Acquisitions during the year	36,900	383,476	-	420,376
Disposals during the year	-	-	-	-
Balance as of March 31, 2023	773,288	2,287,180	78,000	3,138,468
Acquisitions during the year	-	508,172	-	508,172
Adjustment	-	-	-	-
Disposals during the year	-	256	-	256
Balance as of March 31, 2024	773,288	2,795,096	78,000	3,646,384

(B) Amortization
Balance as of April 01, 2022	587,178	1,452,946	43,439	2,083,363
Amortization for the year	95,319	333,735	3,163	432,217
Impairment loss on intangibles
Balance as of March 31, 2023	682,497	1,786,681	46,602	2,515,780
Amortization for the year	89,216	396,530	3,150	488,896
Disposals during the year		154		154
Balance as of March 31, 2024	771,713	2,183,057	49,752	3,004,522

(C) Carrying amounts
As of April 01, 2022	149,210	450,958	34,561	634,730
As of March 31, 2023	90,791	500,499	31,398	622,688
As of March 31, 2024	1,575	612,039	28,248	641,862

Intangible assets that were fully impaired / amortised were removed from the block.

Capital commitments

The Company had not committed to spend any amount under agreements to purchase intangible assets during the year ending March 31, 2024 and 2023.

7.	Right of use assets

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2024:

		Category of ROU asset
Particulars	Land	Building	P&M	IRU	Total
Balance as of April 1, 202 3	2,850,345	1,927,648	349,874	561,556	5,689,423
Additions	861,343	1,017,867	26,940	387,074	2,293,224
Adjustments	-	(8,775)	(10,739)	-	(19,514)
Depreciation	(39,966)	(395,760)	(122,064)	(1,47,651)	(705,441)
Balance as of March 31, 202 4	3,671,722	2,540,980	244,011	800,979	7,257,692

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2023:

		Category of ROU asset
Particulars	Land	Building	P&M	IRU	Total
Balance as of April 1, 2022	1,783,510	1,594,112	480,501	554,591	4,412,714
Additions	1,085,331	681,500	7,468	85,387	1,859,686
Adjustments	-	-	-	-	-
Depreciation	(18,496)	(347,964)	(138,095)	(78,422)	(582,977)
Balance as of March 31, 2023	2,850,345	1,927,648	349,874	561,556	5,689,423

Particulars	March 31, 2024	March 31, 2023
Current lease liabilities	379,851	585,003
Non-current lease liabilities	2,662,988	1,866,176
Total	3,042,839	2,451,179

The following is the movement in lease liabilities during the Year ended

Particulars	March 31, 2024	March 31, 2023
Balance as of April 1,	2,451,179	2,207,403
Additions	993,651	596,842
Finance cost accrued during the period	253,316	278,697
Deletions	(19,503)	-
Payment of lease liabilities	(633,420)	(640,714)
Fair value adjustment	(3,813)	4,575
Translation difference	1,429	4,376
Balance as of March 31,	3,042,839	2,451,179

The table below provides details regarding the contractual maturities of lease liabilities as of March 31, 2024 and March 31, 2023 on an undiscounted basis (including finance expenses):

Particulars	March 31, 2024	March 31, 2023
Less than one year	587,695	585,790
One to five years	1,304,681	1,343,804
More than five years	6,696,273	3,773,736
Total	8,588,649	5,703,330

8.	Cash and cash equivalents

Cash and cash equivalents as per consolidated statement of financial position, as of March 31, 2024 amounted to ₹
4,105,489
(March 31, 2023: ₹
3,650,446 and
March 31, 2022: ₹
3,781,978
). This excludes cash-restricted of ₹ 440,445 (March 31, 2023: ₹ 1,194,787 and March 31, 2022: ₹  792,035), representing deposits held under lien against working capital facilities availed and bank guarantees given by the Group towards future performance obligations.

(a) Restricted cash

	March 31, 2024	March 31, 2023	March 31, 2022
Current
Bank deposits held under lien against borrowings / guarantees from banks / Government authorities	440,445	1,194,787	792,035
Total restricted cash	440,445	1,194,787	792,035
(b) Non restricted cash
Current
Cash and bank balances	4,105,489	3,650,446	3,781,978
Other bank deposits	1,288,700	-	-
Total Non restricted cash	5,394,189	3,650,446	3,781,978
Total cash (a+b)	5,834,634	4,845,233	4,574,013
Bank overdraft used for cash management purposes	(486,888)	(951,504)	(371,995)
Other bank deposits	(1,288,700)	-	-
Cash and cash equivalents for the statement of cash flows	4,059,046	3,893,729	4,202,018

9.	Contract balances

The following table provides information about receivables, contract assets and contract liabilities from the contracts with the customers

Particulars	March 2024		March 2023
Trade Receivables		10,155,223		11,345,542
Contract Assets – Unbilled Revenue		26,536		52,581
Contract liabilities – Deferred Income
Current contract liabilities	2,083,932		1,972,483
Non-current contract liabilities	3,053,428		2,323,958
Total Contract liabilities – Deferred Income		5,137,360		4,296,441

The following table provides the movement in contract assets (unbilled revenue) for the year ended March 31, 2024 and March 31, 2023:

Particulars	March 31, 2024	March 31, 2023
Balance as of April 1, 2023	52,581	51,283
Add: Revenue recognized during the year	27,223	51,111
Less: Invoiced during the year	(53,315)	(51,312)
Add: Translation gain or (loss)	47	1,499
Balance as of March 31, 2024	26,536	52,581

The /following table provides the movement in contract liabilities (Deferred Income) for the year ended March 31, 2024 and March 31, 2023:

Particulars	March 31, 2024	March 31, 2023
Balance as of April 1, 2023	4,296,441	3,590,019
Less: Revenue recognized during the period	(2,575,119)	(1,702,548)
Add: Invoiced during the period but revenue not recognized	3,412,300	2,420,931
Add: Translation gain or (loss)	3,738	(11,961)
Balance as of March 31, 2024	5,137,360	4,296,441

Contract Cost and Amortisation

Costs to fulfil customer contracts are deferred and amortized over the contract period. For the year ended March 31, 2024 the Company has capitalised
₹
23,763 (March 31, 2023:
₹
119,312) and amortised
₹
37,084 (March 31, 2023:
₹
304,439). There was no impairment loss in relation to the capitalised cost.

Incremental costs of obtaining a contract are recognized as assets and amortized over the contract period. The Company recognizes incremental cost of obtaining a contract as an expense when incurred if the amortisation period of the asset that the entity otherwise would have recognized is one year or less.

10.	Other assets

Non-current	March 31, 202 4	March 31, 202 3
Other deposits and receivables	4,256,687	4,540,098
	4,256,687	4,540,098

Financial assets included in other assets	2,004,216	850,261

11.	Deferred tax assets and liabilities

The tax effects of significant temporary differences that resulted in deferred tax assets and a description of the items that created these differences is given below

Recognized deferred tax assets / (liabilities)		Assets / (liabilities)
	March 31, 2024	March 31, 2023
Deductible temporary difference
Property, Plant and Equipment	974,835	714,742
Lease obligations on right of use assets	181,500	147,614
Provision for employee benefits	48,879	45,421
Accounts receivable	131,197	104,658
Payment to the MSME Vendo rs	10,934	-
Provision for Doubtful Advances	22,819	21,177
	1,370,164	1,033,612
Taxable temporary difference
Intangible assets	(144,273)	(133,829)
Finance Lease obligations	(28,571)	(34,145)
	(172,844)	(167,974)

Unused Tax credits
Mat Credit Entitlement	-	-
Net deferred tax asset (liability) recognized in Balance Sheet	1,197,320	865,638

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

Movement in temporary differences during the year

	Balance as of March 31, 2023	Recognized in income statement	Recognized in Equity / Balance sheet	Balance as of March 31, 2023	Recognized in income statement	Recognized in Equity / Balance sheet	Balance as of March 31, 2024
Property, plant and equipment	556,604	158,138	-	714,742	260,093	-	974,835
Intangible assets	(143,519)	9,690	-	(133,829)	(10,444)	-	(144,273)
Lease obligations on right of use assets	130,143	17,471	-	147,614	33,886	-	181,500
Finance Lease obligations	(35,670)	1,525	-	(34,145)	5,574	-	(28,571)

Payment to MSME Vendors		-	-		10,934	-	10,934
Provision for employee benefits	46,204	(783)	-	45,421	3,458	-	48,879
Accounts receivable	111,455	(6,797)	-	104,658	26,539	-	131,197
Provision for	-			-			-
Doubtful Advances	20,976	201	-	21,177	1,642	-	22,819

Unrecognized deferred tax assets / (liabilities)

	As of March 31, 2024	As of March 31, 2023
Deductible temporary differences	-	-
Unrecognized tax losses	262,600	105,500
	262,600	105,500

Considering the probability of availability of future taxable profits in the period in which tax losses expire, deferred tax assets have not been recognized in respect of tax losses carried forward by the Group. The above tax losses expire at various years.

Income tax expense recognized in profit or loss
	March 31, 2024	March 31, 2023	March 31, 2022
Current tax expense / (benefit)
Current period	514,847	525,942	639,982

Deferred tax expense / (benefit)
Origination and reversal of temporary differences	(331,747)	(179,443)	(49,721)
MAT credit entitlement

Total income tax expense / (benefit)	183,100	346,499	590,261

There are no income taxes directly recognized in other comprehensive income.

Reconciliation of effective tax rate

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before taxes is summarized below:
	Year ended March 31, 2024	Year ended March 31, 2023	Year ended March 31, 2022
Profit before income taxes	232,036	1,021,086	1,862,838
Enacted tax rates in India	25.17%	25.17%	25.17%
Computed expected tax expense / (benefit)	58,403	257,007	468,876
Effect of:
Share based payment expense not deductible for tax purposes	-	-	-
Unrecognized deferred tax assets on losses incurred during the year (net of temporary differences, if any)
Recognition of previously unrecognised deferred tax asset on temporary differences	(1,735)	(42,500)	(37,923)
Difference on account differential tax rates in different jurisdictions	(22,852)	18,519	(23,917)
Effect of Unrecognised business loss including reversal of previously recognised DTA on business loss	157,100	105,500	-
Expenses/income not taxable
Recognition of current year temporary differences
Recognition of previously unrecognized tax losses	-	-	-
Difference on account of differential tax rates in different companies	-	-	-
Effect of expenses that are not deductible in determining taxable profit	26,963	1,700	7,224
Expenses/income not taxable
Unrecognized temporary differences	-	-	-
Utilisation of previously unrecognised temporary differences	-	-	14,875
Effect of rate difference in opening and closing deferred tax	-	-	(718)
Others	-	-	-
	(34,779)	6,246	(10,920)
Reversal of previously recognised temporary differences	-	-	124,930
	183,100	346,499	590,261

12.	Inventories

	March 31, 202 4	March 31, 202 3
Trade inventories*	3,393,317	1,941,923
	3,393,317	1,941,923

* Includes project inventory of ₹3,034,240 ( previous year: ₹ 1,692,378)

13.	Trade and other receivables

Trade and other receivables comprise:

	March 31, 2024	March 31, 2023
(i) Trade receivables, net	10,155,223	11,345,542
(ii) Other receivables including deposits	3,947,962	3,270,064
(iii) Contract related accruals	-	-
	14,103,185	14,615,606

(i)
Trade receivables as of March 31, 2024 and March 31, 2023 are stated net of allowance for doubtful receivables.  The Group maintains an allowance for doubtful receivables based on expected credit loss model. The Group’s exposure to credit and currency risks and impairment losses related to trade and other receivables, excluding construction work in progress is disclosed in note 34. Trade receivables consist of:

	March 31, 202 4	March 31, 202 3
Trade receivables from related parties	-	-
Other trade receivables	10,734,773	11,825,945
	10,734,773	11,825,945
Less: Allowance for doubtful receivables	(579,550)	(480,403)
Balance at the end of the year	10,155,223	11,345,542

The activity in the allowance for doubtful accounts receivable is given below:	For the year ended
	March 31, 2024	March 31, 2023
Balance at the beginning of the year	480,403	480,542
Add : Additional provision, net	265,000	371,890
Less : Bad debts written off	(165,853)	(372,029)
Balance at the end of the year	579,550	480,403

(ii)	Other receivables comprise of the following items:

	March 31, 2024	March 31, 2023
Advances and other deposits (Refer Note (a) below)	1,793,841	1,605,204
Withholding taxes (Refer Note (b) below)	2,154,121	1,664,860
	3,947,962	3,270,064
Financial assets included in other receivables	157,779	100,681

Notes:

a)	Advances and other deposits primarily comprise of receivables in the form of deposits, sales tax/VAT, service tax, GST and other advances given in the ordinary course of business.

b)
Includes withholding taxes recoverable from the Department of Income-tax for which the Company has filed tax returns for refund. The Company expects to realize such refund of withholding taxes within the next 12 months.

c)	Non – current trade receivables is ₹. Nil (March 31, 2023: NIL )

14.	Prepayments for current assets

Prepayments for current assets comprise of the following:

	March 31, 2024	March 31, 2023
Prepayments for purchase of bandwidth	139,139	91,507
Prepayments related to insurance	-	-
Prepayments-others	546,390	649,622
	685,529	741,129

15.	Other investments

Other Investments comprise investment in unquoted equity instruments classified as financial assets at FVTOCI and investment in unquoted debt securities classified as financial assets at amortised cost. The details of such investments are given below:

	March 31, 2024	March 31, 2023
Investment in equity instruments – unquoted
Investment in equity shares of Vashi Railway Station Commercial Complex Limited	150	150
Investment in equity shares of Sarayu Clean Gen Private Limited	1,560	1,560
Investment in The Gizmo App Company	20,843	20,554
Investment in Tasoula Energy Private Limited	225,000	225,000
Investment in Padvest Corporation	4,168	4,111
Investment in Digifresh Corporation	16,640	16,443
Investment in VEH Srishti Energy Private Limited	375,300	375,300
Investment in Chatter Inc	12,506	12,333
Investment in Passerine technologies Inc	16,675	16,443
Investment in Cloudfabrix Software Inc	125,061	-
Investment in Sylvie Unlimited Inc	12,506	-
Investment in debt securities – unquoted
Investment in Elevo Corporation(Erstwhile Attala Systems Corporation) #	393,453	372,126
	1,203,862	1,044,020

16.	Equity

No of shares

	March 31, 2024	March 31, 2023
Issued as of April 01	182,835,369	182,742,369
Issued for cash	-	-
Issued for consideration other than cash	-	-
Exercise of share options	497,091	93,000
Issued as of March 31	183,332,460	182,835,369
Value (₹) (‘000)	1,833,325	1,828,354

In fiscal 2015, the authorized share capital of the Company was enhanced by an amount of ₹ 189,000.
Subsequently
the
authorized share capital
was
 increased to ₹ 2,040,000 divided into 204,000,000 Equity Shares, having a par value of
₹ 10 per share.
Subsequently
the
authorized share capital
was
increased to 750,000,000 Equity Shares, having a par value ₹ 10 per share
and
250,000,000 Preference Shares, having a par value ₹ 10 per share.
The holders of ordinary shares are entitled to receive dividends from time to time and are entitled to vote at meetings of the Group. All shares rank equally with regard to Group’s residual assets.

The directors have not recommended any dividend
for paid up Equity Share of ₹ 10 each for the year 2023-24 (2022-23: ₹ Nil)
.

Also refer
to
note 35 – Issue of share on private basis to existing promoter group and Note 27 – Share-based payment

16A.	Fully paid Compulsorily Convertible debentures:

	2024	2023

Compulsorily convertible Debentures issued to Kotak Special Securities Fund	4,000,000	2,000,000
Compulsorily convertible Debentures issued to Kotak Data Center Fund	4,800,000	-
	8,800,000	2,000,000

During the financial year 2021-22, Kotak Special Situations Fund (KSSF) subscribed to 2,00,00,000 (two crore) Series 1 Compulsorily Convertible Debentures
(“CCDs”)
with face value of ₹ 100 each amounting to ₹ 2,000 million ("series 1 CCD") and 1% of 2,00,00,000 (two crore) Series 2 Compulsorily Convertible Debentures (CCD) with face value of ₹ 100 each amounting to ₹ 20 millions

These CCD's carry a coupon rate of 6%
per annum
payable half-yearly. The CCDs shall be fully, mandatorily and compulsorily converted into equity shares by October 1, 2031 and the conversion ratio shall be decided based on the equity valuation of the next financial year following the financial year of drawdown of CCD money.

During the previous year 2022-23, the Company has valued the share price and fixed the conversion ratio in relation to series 1 CCDs subscribed by Kotak Special Situations Fund
(“KSSF”)
. Since the fixed-to-fixed test is satisfied as per IAS 32 the above CCDs are presented as Equity (
refer
to
note 19
)

During the previous year 2022-23, Kotak Special Situations Fund (KSSF) subscribed to additional 19,800,000 ( One Crore Ninety Eight lakhs) Series 2 Compulsorily Convertible Debentures (CCD) with face value of INR 100 each amounting to ₹ 1,980 million. Further, the Company has the option and right to require KSSF to acquire additional compulsory convertible debentures of the Company (“Additional CCDs”) in one or more tranches during FY 2023, FY 2024, FY 2025 or by October 1, 2026 for up to an aggregate subscription amount of ₹ 6,000 million. The CCDs are secured by secondary charge over identified movable assets of Data Center facility.

On July 20, 2023, SISL entered into an assignment letter with KSSF for the transfer of ₹ 6,000 million to Kotak Data Centre Fund (“KDCF”).

During the current financial year 2023-24, the Company has valued the share price and fixed the conversion ratio in relation to Series 2 CCDs subscribed by Kotak Special Situations Fund (KSSF) . Since the fixed to fixed test is satisfied as per Ind AS 32
,
the above CCDs are presented as Equity.

During the current financial year, Kotak Data Center Fund (
KDCF
) subscribed to 48,000,000 (Four crore and Eighty Lacs only) Series 4 Compulsorily Convertible Debentures (CCDs) with face value of INR 100 each amounting to ₹ 4,800 millions ("series 4 CCD") carrying a coupon rate of 6% p er annum
payable half-yearly. Since
Conversion ratio is fixed and
the fixed to fixed test is satisfied as per Ind AS 32 the above CCDs are presented as Equity.

The CCDs shall be fully, mandatorily and compulsorily converted into equity shares by March 31, 2033.

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

17.	Employee benefits

	March 31, 2024	March 31, 202 3	March 31, 202 2
Gratuity payable	25,132	27,733	77,826
Compensated absences	134,817	102,170	67,178
	159,949	129,903	145,004

Gratuity cost

The components of gratuity costs recognized in the consolidated income statement for the years ending March 31, 2024, 2023, and March 31, 2022 consist of the following:

	March 31, 2024	March 31, 2023	March 31, 2022
Service cost	62,318	47,050	31,865
Interest cost	21,854	13,926	10,088
Interest income	(19,858)	(8,788)	(2,303)
	64,314	52,188	39,650

Details of employee benefit obligation and plan asset are as follows:

	March 31, 2024	March 31, 2023
Projected benefit obligation at the end of the year	382,492	298,903
Plan assets at the end of the year	(357,235)	(271,170)
Funded status amount of liability recognised in the Balance Sheet	25,257	27,733

The following table set out the status of the gratuity plan:

Change in defined benefit obligation	March 31, 202 4	March 31, 202 3	March 31, 2022
Projected benefit obligation at the beginning of the year	298,903	216,006	177,098
Service cost	62,318	47,050	31,865
Interest cost	21,854	13,926	10,088
Remeasurements - Actuarial (gain) / loss	21,184	47,703	20,245 )
Benefits paid	(21,767)	(25,782)	(23,290)
Projected benefit obligation at the end of the year	382,492	298,903	216,006

Change in plan assets	March 31, 2024	March 31, 2023	March 31, 2022
Fair value of plan assets at the beginning of the year	271,170	138,180	40,651
Interest income	19,858	8,788	2,316
Employer contributions	86,289	157,682	120,000
Benefits paid	(21,593)	(25,342)	(23,290)
Return on plan assets, excluding amount recognised in net interest expense	1,511	(8,138)	(1,497)
Fair value of plan assets at the end of the year	357,235	271,170	138,180

Actual return on plan assets	21,369	611	907

Actuarial assumptions at end of the year
:

The principal actuarial assumptions as on March 31, 2024, 2023, and 2022 were as follows:

	March 31, 202 4		March 31, 202 3		March 31, 2022
Discount rate	7.15	% p.a.	7.30	% p.a.	6.35	% p.a.
Long-term rate of compensation increase	5.00	% p.a.	5.00	% p.a.	5.00	% p.a.
Expected long term rate of return on plan assets	8%		8%		8% for the first year and 5% thereafter
Average future working life time	21.46 years		21.68 years		21.85 years

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

Contributions
: The Group expects to contribute ₹89,083 to its gratuity fund during the year ending March 31, 2025.

The expected benefit payments to be made in the next few years are as under:

Year	March 31, 2024	March 31, 202 3
1 Year	72,898	58,014
2 to 5 years	237,283	187,762
6 to 10 years	157,127	121,795
More than 10 years	86,437	67,564

Plan assets:
The Gratuity plan’s weighted-average asset allocation on March 31, 2024 and March 31, 2023, by asset category is as follows:

	March 31, 202 4	March 31, 20 23
Funds managed by insurers	100%	100%

Remeasurements of the net defined benefit liability recognized in other comprehensive income

Amount recognized in other comprehensive income for the years ending March 31, 2024, 2023, and 2022 are as follows:

	March 31, 2024	March 31, 2023	March 31, 2022
Remeasurements of the net defined benefit liability
Actuarial (gain)/loss
- Change in demographic assumptions	-	(4,967)	146
- change in financial assumptions	2,556	24,823	(402)
- experience variance	18,628	27,747	21,146
- return on plan assets, excluding amounts recognized in net interest expense/ income	(1,511)	8,179	1,172
	19,673	55,782	22,062

Sensitivity Analysis of significant actuarial assumption

Sensitivity analysis for the defined benefit obligations will increase/ decrease by the amounts mentioned below if there is a variation of 100 basis points in the discount rate and salary escalation rate.

	Discount rate		Salary escalation rate
	Increase by 100 bps (₹ ‘000s)	Decrease by 100 bps (₹ ‘000s)	Increase by 100 bps (₹ ‘000s)	Decrease by 100 bps (₹ ‘000s)
Present Value of Defined Benefit Obligation	400,361	366,024	367,853	397,751

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

Contributions to defined contribution plans

In accordance with Indian law, all employees receive benefits from a provident fund, which is a defined contribution plan.  Both the employee and employer make monthly contributions to the plan, each equal to a specified percentage of employee’s basic salary. The Group has no further obligations under the plan beyond its monthly contributions. The Group contributed ₹ 244,403, ₹ 194,451and ₹ 135,589 for the years ended March 31, 2024, 202 and 20
22
. The Group has contributed to 401(K) plans on behalf of eligible employees amounting to ₹ 19,912 (March 31, 20
23
: ₹ 17,537) during the year ended March 31, 202

.

18.	Other liabilities

	March 31, 2024	March 31, 2023
Other liabilities	53,945	55,877
	53,945	55,877
Financial liabilities included in other liabilities	17,945	19,877

19.	Borrowings

	March 31, 2024	March 31, 2023
Current
Term bank loans (Refer note (a) to ( f ) below)	2,818,144	1,740,076
Other working capital facilities (Refer note ( j ) to ( r ) below)	2,899,996	3,367,962
Borrowings from others (Refer note ( b ), ( i ) below)	732,421	602,317
	6,450,561	5,710,355
Non current
Term bank loans (Refer note (a) to (g) below)	13,076,477	9,874,545
Borrowings from others (Refer note ( b ), (d), (h) ,(i) & (s) below)	4,531,838	3,943,089
	17,608,315	13,817,634

(a) Of the above, facilities amounting to ₹ 3,076
m
illion (Previous Year : ₹ 1,635
m
illion) by the Company is primarily secured by way of pari-passu charge on the project
r
eceivables and charge on movable fixed assets disbursed under Noida DC Project..

(b) Of the above, facilities amounting to ₹ 1,810
m
illion (Previous Year : ₹ 747
m
illion) by the Company is primarily secured by way of pari-passu charge on the project Receivables and charge on movable fixed assets disbursed under Chennai DC Project.

Out of this ₹ 346 Million is loan availed from others (NBFC).

(c) Of the above, facilities amounting to ₹ 5,001
m
illion (Previous Year : ₹ 2,804
m
illion) by the Company is primarily secured by way of pari-passu charge on the project Receivables and charge on movable fixed assets disbursed under Rabale T5 DC Project.

(d) i.

Of total term loan balance ₹ 3,899
m
illion (previous year ₹ 3,867
m
illion) is primarily secured by charge on movable fixed assets funded by term loan and also secured by project receivables. Of the total term loan balance, an amount of ₹ 102
m
illion (previous year ₹ 306
m
illion) including current maturity is primarily secured against the specific project receivables of the company and ₹ 334
m
illion (previous year ₹ 553
m
illion) is secured by moveable fixed assets funded out of Term Loan.

   ii.

Of
the
total term loan balance ₹ 3,672
m
illion (previous year ₹ 1,958
m
illion), ₹ 770
m
illion (previous year ₹ 475
m
illion
)
 are primarily secured by a cover of 1.25 times charge on identifiable movable fixed assets and 402
m
illion (previous year ₹ 483
m
illion) are primarily secured by movable fixed assets funded out of term loan. ₹ 1,000
m
illion (previous year ₹
NIL
) Exclusive Charge on assets created out of the capex for which reimbursement is sought, an amount of ₹ 1,500
m
illion (previous year ₹ 1,000
m
illion) is also primarily secured by the exclusive charge on Specific Movable Fixed Assets coverage of 1.10x, with Second pari-passu charge on entire current assets of the Borrower, including trade/ bills receivables, book debts, etc. both present & future, excluding the Cash margin lien marked or Current Assets specifically funded by other lenders.

(e) During the FY 2020-21, the company has entered into External Commercial Borrowing (ECB) facility agreement for $5
m
illion and drawn down $5
m
illion out of sanctioned loan during FY 2020-21 and repaid $ 0.5
m
illion in FY 2021-22, $ 1
m
illion
in FY 2022-23 & $ 1
m
illion in FY 2023-24. The Company has also entered into agreement for currency swap (from USD to INR) to fully hedge foreign currency exposure towards principal repayment and interest rate swap from floating to fixed.

(f) The term loans bear interest rate ranging from 7.85% to 10.84% repayable in  quarterly instalments within a tenor of 3 to 6 years after moratorium period ranging from 6 months to 2 years in certain cases.

(g) The Company has adjusted the processing charges paid with respect to borrowings from borrowings from banks ₹ 162
m
illion (Previous year ₹ 185
m
illion).

(h). During the financial year 2021-22, Kotak Special Situations Fund (KSSF) subscribed to 20,000,000 (two crore) Series 1 Compulsorily Convertible Debentures (CCDs) with face value of ₹ 100 each amounting to ₹ 2,000
M
illion and 1% of 20,000,000 (two crore) Series 2 Compulsorily Convertible Debentures (CCD) with face value of ₹ 100 each amounting to ₹ 20
m
illion.

The CCDs shall be fully, mandatorily and compulsorily converted into equity shares by October 1, 2031 and the conversion ratio shall be decided based on the equity valuation as at March 31, 2023. Since the fixed to fixed test is satisfied as per Ind AS 32 the above CCDs are presented as Equity.

During the year under review, Kotak Special Situations Fund (KSSF) subscribed to additional 19,800,000 Series 2 Compulsorily Convertible Debentures (CCD) with face value of ₹ 100 each amounting to ₹ 1,980
M
illion. Further, the Company has the option and right to require KSSF to acquire additional compulsory convertible debentures of the Company (“Additional CCDs”) in one or more tranches during FY 2023, FY 2024, FY 2025 or by October 1, 2026 for up to an aggregate subscription amount of ₹ 6,000
M
illion. The CCDs are secured by secondary charge over identified movable assets of Data Center facility.

On July 20, 2023, SISL entered into an assignment letter with KSSF for the transfer of ₹ 6,000
M
illions to Kotak Data Centre Fund (“KDCF”).

During the financial year 2023-24, Kotak Data Center Fund (KDCF) subscribed to additional 12,000,000 Series 5 Compulsorily Convertible Debentures (CCD) with face value of INR 100 each amounting to ₹ 1,200.

The CCDs are secured by secondary charge over identified movable assets of Data Center facility.

The CCDs shall be fully, mandatorily and compulsorily converted into equity shares by March 31, 2033 and the conversion ratio shall be decided based on the equity valuation of next financial year following the financial year of drawdown of CCD money.

These CCD's carry a coupon rate of 6%p.a payable half-yearly.

The Tranche - I, CCDs shall be fully, mandatorily and compulsorily converted into equity shares by October 1, 2031 and the conversion ratio is decided based on the equity valuation as at March 31, 2023.

Since the fixed to fixed test is satisfied as per IAS 32 the above CCDs are presented as Equity (refer note 16a)

(i). These bear interest rate ranging from 0% to 9.9% (Previous Year: 0% to 10.50%) and repayable over a period of 12 to 60 months on equated monthly / quarterly instalments

(
primarily taken from NBFC’s
)
.

(j). Of the above, facilities amounting to ₹ 1,575
m
illion (Previous Year : ₹ 1,659
m
illion), availed by the Company are primarily secured by way of pari-passu charge on the entire current assets of the Company to all working capital bankers under consortium.

(k). The above facilities amounting to ₹ 279
m
illion (previous year ₹ 732
m
illion), availed by the Company are primarily secured by way of pari-passu charge on the entire current assets of the Company to all working capital bankers under consortium.

(l). The above facilities amounting to ₹ 729
m
illion (previous year ₹ 715
m
illion), availed by the Company are primarily secured by way of pari-passu charge on the entire current assets of the Company to all working capital bankers under consortium.

(m). In addition to the above, out of these loans repayable on demand from banks,

(i) exposure amounting to ₹ 2,224
m
illion (previous year ₹ 2,586
m
illion) is secured collaterally by way of pari-passu charge on the unencumbered movable fixed assets of the Company, both present and future.

(ii) exposure amounting to ₹ 1,287
m
illion (previous year ₹ 1,335
m
illion) is  secured collaterally by way of equitable mortgage over the properties at Tidel Park, Chennai, Vashi 6th floor, Vile Parle at Mumbai.

(iii) exposure amounting to ₹ 360
m
illion (previous year ₹ 470
m
illion)
is collaterally secured by equitable mortgage over the land and building at Noida and also covered by WDV of specific movable fixed assets funded out of their Term loan (since closed) at Noida Data Center, Uttar Pradesh.

(iv) the exposure amounting to  ₹ 426
m
illion (previous year ₹ 876
m
illion) is collaterally secured by equitable mortgage over the Vashi 5th floor property at Mumbai.

(n). Of fhe above, facilities amounting to ₹ 620
m
illions  (previous year ₹ Nil) are primarily secured by way of pari-passu charge on current assets of the Company, both present and future.

(o). Of the above, facilities amounting to ₹ Nil (previous year ₹ 374
m
illions) are secured by way of pari-passu charge on current assets. Out of which ₹ Nil (previous year ₹ 25 Millions) has first pari-passu charge on unencumbered movable fixed assets of the Company.

(p). These working capital facilities bear interest ranging from
7.6
% p.a. to 9.30%.
(
Previous year:
5.40
% p.a. to 9.30% p.a.
)
and these facilities are subject to renewal annually.

(q). The loans in the nature of Buyers Credit bear interest rate 2.97% to 6.23% (previous year 0.79% to 1.73%).
(r). The Company has adjusted the processing charges paid  with respect to borrowings from borrowings from banks ₹ 648 (Previous year ₹ 532).

(s). During the FY 2020-21, Print house (India) Pvt Ltd had issued 9%
Cumulative
Non-Convertible Redeemable Preference Shares to Raju Vegesna Infotech & Industries Pvt Ltd., on private placement basis amounting to ₹ 500
m
illion. The Preference share capital are redeemable at par value at maturity, i.e. 20 years from the date of allotment. Accordingly, these are accounted for Financial instruments. During the year, The terms of the Preference Shares
w
e
re changed to 6% Non-Cumulative compulsorily convertible preference shares.

20.	Trade and other payables

	March 31, 2024	March 31, 2023
Trade payables	10,339,550	9,227,928
Advance from customers	1,804,812	1,238,312
Accrued expenses	1,595,074	1,766,653
Other payables	273,337	612,665
	1,40,12,773	12,845,558

Financial liabilities included in trade and other payables	11,934,100	11,267,576

21.	Deferred income

	March 31, 2024	March 31, 2023
Contract liabilities
Current	2,083,932	1,972,483
Non - current	3,053,428	2,323,958

	5,137,360	4,296,441

22.	Revenue

	Year ended
	March 31, 2024	March 31, 2023	March 31, 2022
Rendering of services
Service revenue	32,097,915	29,967,698	25,329,497
Installation service revenue	1,852,511	482,246	330,129
	33,950,426	30,449,944	25,659,626
Sale of products	1,683,496	2,953,782	1,366,049
	35,633,922	33,403,726	27,025,675

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

The following table provides revenue expected to be recognized in the future related to performance obligation that are unsatisfied (or partially satisfied) at the reporting date:

To be recognized	Amount
Within one year	13,67,569
One to three years	3,93,218
Three years or more	33,76,573

24.	Cost of goods sold and services rendered

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

25.	Selling, general and administrative expenses

	Year ended
	March 31, 2024	March 31, 2023	March 31, 2022

Personnel expenses	2,455,114	2,045,942	1,734,944
Marketing and promotion expenses	116,618	256,688	120,057
Administrative and other expenses*#	3,927,830	3,431,004	3,088,574
	6,499,562	5,733,634	4,943,575
# Includes Contract associates costs
Attributable to cost of goods sold and services rendered	139,154	112,076	210,870
Attributable to selling, general and administrative expenses	193,827	25,892	113,591

26.	Personnel expenses

	Year ended
	March 31, 2024	March 31, 2023	March 31, 2022
Salaries and wages	4,907,965	4,122,783	3,291,605
Contribution to provident fund and other funds	329,107	263,593	189,207
Staff welfare expenses	70,498	50,305	56,295
Employee stock compensation expense	6,874	16,494	22,885
	5,314,444	4,453,175	3,559,992
Attributable to cost of goods sold and services rendered	2,859,329	2,407,234	1,825,048
Attributable to selling, general and administrative expenses	2,455,114	2,045,942	1,734,944

27.	Share-based payments

The Group had issued stock options under Associate Stock Option Plan (ASOP) 1999, ASOP 2000, ASOP 2002, ASOP 2005, ASOP 2007 and ASOP 2014.  The Compensation Committee grants the options on the basis of performance, criticality and potential of the employees as identified by the management. Each option entitles the holder to purchase one American Depository Share (ADS) at an exercise price determined by the Compensation committee on the date of the grant. There are no options outstanding in respect of ASOP 1999, ASOP 2000, ASOP 2002, ASOP 2005 and ASOP 2007 as of March 31, 2024. The plan details of ASOP 2014 are as follows:

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

As the number of stock options and the price of those options were made known to each allottee, the Plan has been considered as a fixed price grant. Stock option activity under the ASOP 2014 Plan is as follows:

	Number of options	Weighted average exercise price in ₹	Number of options	Weighted average exercise price in ₹	Number of options	Weighted average exercise price in ₹
No. of options granted, exercised and forfeited	202 4	202 4	202 3	202 3	202 2	202 2
Outstanding at the beginning of the year	6,972,978	92.60	7,232,978	87.82	7,780,278	86.13
Granted during the year	-	-	25,000	135.13	195,000	146.23
Forfeited during the year	(146,700)	90.12	(192,000)	89.64	(238,000)	85.24
Expired during the year	-	-	-	-	-	-
Exercised during the year	(497,091)	90.12	(93,000)	92.60	(504,300)	85.24
Outstanding at the end of the year	6,329,187	90.12	6,972,978	92.60	7,232,978	87.82
Exercisable at the end of the year	5,183,587	90.12	5,584,478	92.60	8,771,360	87.82

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

A summary of information about fixed price stock options outstanding with respect to ASOP 2014 is furnished below:

As at	Range of exercise price in ₹	Number outstanding on March 31	Weighted average exercise price in ₹	Weighted average remaining contractual life	Number exercisable on March 31	Weighted average exercise price In ₹
March 31, 2024	66.6 - 230.97	6,329,187	90.12	0.05- 3.82 Years	5,183,587	90.12
March 31, 2023	66.6 - 230.97	6,972,978	92.60	0.06-4.82 Years	5,584,478	92.60

March 31, 2022	57.66-230.97	7,232,978	87.82	0.8-4.58 Years	8,771,360	87.82

28.	Financial income and expense

	Year ended
	March 31, 202 4	March 31, 2023	March 31, 2022
Interest income on bank deposits	231,377	82,675	45,060
Others	106,346	140,230	28,517
Finance income	337,723	222,905	73,577
Interest expense on lease obligations	249,964	191,911	185,092
Bank charges (including letter of credit, bill discounting and buyer’s credit charges)	164,980	147,117	107,834
Interest expense on borrowings	1,858,301	1,313,494	805,170
Finance expense	(2,273,245)	(1,652,522)	(1,098,096)
Net finance income / (expense) recognized in profit or loss	(1,935,522)	(1,429,617)	(1,024,519)

29.	Earnings per share

The calculation of basic earnings per share for the years ended March 31, 2024, 2023, and 2022 is based on the profit / (loss) attributable to ordinary shareholders of ₹48,936, ₹674,522, and ₹1,257,945 respectively and a weighted average number of shares outstanding of 183,033,950 , 182,803,189 and  182,468,672 respectively, calculated as follows:

	Year ended
	March 31, 2024	March 31, 2023	March 31, 2022
Net profit – as reported	48,936	674,522	1,257,945

Weighted average number of shares – basic	183,033,950	182,803,189	182,468,672
Basic earnings per share	0.27	3.69	6.89

Weighted average number of shares – diluted	185,198,369	185,672,592	187,016,037
Diluted earnings per share	0.26	3.63	6.73

Weighted average number of ordinary shares basic

	Year ended March 31,
	2024	2023	2022
Issued fully paid ordinary shares on April 01	182,835,369	182,742,369	182,238,069
Effect of shares issued on exercise of stock options	198,581	60,820	230,603
Effect of partly paid shares	-	-	-
Weighted average number of equity shares and equivalent shares outstanding	183,033,950	182,803,189	182,468,672

Weighted average number of ordinary shares diluted

	Year ended March 31,
	2024	2023	2022
Weighted average number of ordinary shares (basic)	183,033,950	182,803,189	182,468,672
Effect of stock options (Note 1)	2,164,419	2,869,403	4,547,365
Weighted average number of equity shares outstanding (diluted)	185,198,369	185,672,592	187,016,037

Note 1: The Company has issued Associate Stock Options of which  6,329,187  (Previous year : 6,972,978 ) options are outstanding as at March 31, 2024. These could potentially dilute basic earnings per share in future. Refer Note (27).

30.	Segment reporting

The operating segments of the Group has been reclassified in the Financial Year with effect from April 1, 2021 pursuant to the business reorganization done in the 2020-21 pursuant to Business Transfer Agreement (BTA) dated January 28, 2021. Consequently, Group's operating segments are as follows:

a. Network Connectivity services	Consists of domestic data, international data, wholesale voice

b. Data Center Services	Consists of co-location services, cross connects and other allied managed services

c. Digital Services	Consists of Cloud and Managed Services, Network Managed Services, Applications Integration Services, Technology Integration Services

Network-
Connectivity

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
:
The Group operates 12 Concurrently Maintainable Data Centers, of which six are located in Mumbai (Bombay), one each at Noida (Delhi), Chennai (Madras), Bengaluru, Kolkata and Hyderabad to host mission-critical applications. The Group offers co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks or hire complete racks, and even rent ‘secure cages’ at the hosting facility as per their application requirements. It also offers a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration and network configuration under this business line.

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

The Group’s operating segment information for the years ended March 31, 2024, 2023 and 2022 are presented below:

Year ended March 31, 2024

	Network- Connectivity Services	Data Center Services	Digital Services	Total
	(A)	(B)	(C )	(D) = (A)+(B)+(C)

External Customers	14,661,136	11,053,956	9,918,830	35,633,922
Intersegment Revenues	-	87,753	221,461	309,214
Operating expenses*	(12,319,398)	(6,425,331)	(10,104,912)	(28,849,641)
Intersegment Expenses	(251,796)	-	(57,418)	(309,214)
Segment operating income / (loss)	2,089,942	4,716,378	(22,039)	6,784,281
Unallocated expenses:
Support Service Unit Costs				(193,902)
Depreciation and amortization				(4,773,414)
Other income / (expense), net				184,613
Finance income				337,723
Finance expenses*				(2,108,265)
Profit / (loss) before tax				232,036
Income tax (expense) / benefit				(183,100)
Profit / (loss) for the year				48,936

*Bank charges of ₹ 164,980 ($ 1,979) have been allocated to respective segments in operating expenses

Year ended March 31, 2023

	Network- Connectivity Services	Data Center Services	Digital Services	Total
	(A)	(B)	(C )	(D) = (A)+(B)+(C)

External Customers	13,290,510	10,125,610	9,987,606	33,403,726
Intersegment Revenues	-	87,749	219,754	307,503
Operating expenses*	(11,125,798)	(6,085,634)	(9,899,113)	(27,110,545)
Intersegment Expenses	(250,085)	-	(57,418)	(307,503)
Segment operating income / (loss)	1,914,627	4,127,725	250,829	6,293,181
Unallocated expenses:
Support Service Unit Costs				(149,607)
Depreciation and amortization				(3,971,865)
Other income / (expense), net				131,840
Finance income				222,905
Finance expenses*				(1,505,433)
Profit / (loss) before tax				1,021,021
Income tax (expense) / benefit				(346,499)
Profit / (loss) for the year				674,522

*Bank charges of ₹ 147,089 ($ 1,789) ha
ve
been allocated to respective segments in operating expenses

Year ended March 31, 2022

	Network- Connectivity Services	Data Center Services	Digital Services	Total
	(A)	(B)	(C )	(D) = (A)+(B)+(C)

Segment revenue	12,011,178	7,494,395	7,520,102	27,025,675
Intersegment Revenues	-	87,753	220,468	308,221
Allocated segment expenses	9,880,381	4,297,871	6,702,094	20,880,346
Intersegment Expenses	250,803	-	57,418	308,221
Segment operating income / (loss)	1,879,994	3,284,277	981,058	6,145,329
Unallocated expenses:
Support Service Unit Costs				(105,285)
Depreciation and amortization				(3,298,047)
Other income / (expense), net				130,728
Finance income				73,577
Finance expenses				(1,098,096)
Profit / (loss) before tax				1,848,206
Income tax (expense) / benefit				(590,261)
Profit / (loss) for the year				1,257,945

Geographic segments

The Group has two geographic segments India and rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

Description	India	Rest of the world	Total
Revenues
Year ended March 31, 2024	33,304,005	2,329,917	35,633,922
Year ended March 31, 2023	27,349,352	6,054,374	33,403,726
Year ended March 31, 2022	22,399,400	4,626,275	27,025,675

The Group does not disclose information relating to non-current assets located in India and rest of the world as the necessary information is not available and the cost to develop it would be excessive.

During the year under review revenue from one customer of the Group's Data center services segment is ₹ 4,171 million which is more than 10% of the Group's total revenue.

31.	Contingencies

a)	Claims against the Group not acknowledged as debts include demands from Indian Income Tax authorities for payment of tax amounting to ₹ Nil (previous year: ₹ Nil).

b)	Contingencies due to certain Service Tax claims as at March 31, 2024 amounted to ₹ 416 million (previous year: ₹ 416 million).

c)	Contingencies due to certain Sales Tax claims as at March 31, 2024 amounted to ₹ 15 million (previous year: ₹ 224 million)*.

d)	Contingencies due to certain Goods And Services Tax claims as at Mar 31, 2024 amounted to ₹ 24million (Previous Year: ₹ NIL ).

e)
The Group is subject to legal proceedings and claims which are arising in the ordinary course of business. The management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have material and adverse effect on the Group's results of operations or financial conditions.

*Out of the above, an amount of ₹1 million has been paid under protest.

Put
Option:

Sify Infinit Spaces Limited (SISL), wholly owned subsidiary of the company has issued Compulsorily Convertible Debentures (CCD) to Kotak Special Situations Fund (KSSF) with initial subscription of ₹ 2,020 million with subsequent subscription of ₹ 1,980 million during the year 2021-2022 and 2022-23 and an option to require additional ₹ 6,000 million. On July 20 2023 ₹ 6,000 is assigned to Kotak Data Center Fund

(KDCF). This Debenture Subscription Agreement is supplemented by a Put Option Agreement with the Company to ensure KSSF has protective rights in case there is contract breach or conditions for conversion is not met over the term of the instrument.

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

As of March 31, 2024, the company is holding
NIL
(previous year :
NIL
) licenses with a corresponding export obligation of
NIL
million (previous year : ₹
Nil
million). Considering the track record of the exports, the Company believes it would be able to meet the export obligation within the time frame and would not be exposed to any liability on account of the above scheme.

Legal proceedings:

a)	Proceedings before Department of Telecommunications

Demand of License fee on Non-Telecom Revenue:

DOT issued a demand notice on August 22, 2023 to the Company demanding license fee on the Non-Telecom Revenue against which the Company filed petitions before The Hon’
ble Madras High Court and obtained Order of Status Quo and also submitted representations to DOT to withdraw the demands pursuant to the Orders passed by The TDSAT and Hon’ble Supreme Court in similar petitions. After hearing both the parties, Hon’ble High Court has reserved petition for final orders. These demands were made while the petitions are pending since 2013 for adjudication before the Hon'ble Madras High Court. Meanwhile it was understood that DOT had disallowed the allowable deductions applicable for pass through charges for non-submission of certificate from Statutory Auditors as per the new template issued by DOT. However, the said certificate required by DOT in new template submitted by the company and pursuant to the submission of Certificate issued by Statutory Auditors, DOT had allowed the deduction in favour of the Company. The Hon'ble Madras High Court vide its Judgement dated 30.04.2024 quashed all the demands made by DoT seeking to levy license fee on the non-telecom revenue and allowed the Writ Petitions in favour of the Company.

TDSAT, through its Order dated February 28, 2022, quashed the demands made by DOT seeking license fee, interest on license fee, penalty & interest on penalty on the revenue accruing from other business revenue (Non-Telecom) other than the licensed based activities.  The Said Order was passed in favor of one of the Service Provider having similar line of business of Sify. Meanwhile DOT withdrew the demands against Public Sector undertakings having similar licenses and filed affidavit before the

Hon’ble Supreme Court.

The Company has fully paid the license fee on the telecom revenue in terms of the licenses issued by DOT and challenged the demands made by DOT on the revenue arising from other Business activities (Non Licensed businesses). The petitions are pending for adjudication before the Hon’
ble Madras High Court.

It is important to note that
Hon’
ble

Supreme Court had by its Order dated June 10, 2020, accepted the stance of the DOT that the licenses of PSUs are different and the judgement of 24.10.2019 could not be made the basis for raising demands against PSUs as they are not in the actual business of providing Mobile Services to the General Public. Sify also has licenses similar to PSU. TDSAT also held that there is no scope to differentiate between 2 sets of licensees (PSU & Others) having same or similar licenses only on the basis of ownership, private or public. The statutory rights and liabilities must remain the same for both the classes in so far as they arise from the licenses/agreements under consideration.

 DOT had issued separate licenses to Sify Technologies Ltd (Sify) for providing Internet, National Long Distance & International Long Distance services. The license fee was payable to the DOT on the Adjusted Gross Revenue (AGR) as per the terms of each license.  Sify has been regularly paying license fee on the revenue arising out of services as per the license conditions.

In the year 2013, DOT had raised demands on  service providers providing Internet, NLD, ILD services etc. demanding license fee on the revenue made by the service providers from other business income such as Data Center, Cloud, application services, power, gas, etc. DOT contended that all the income of the company irrespective of the business was required to be considered as part of 'income' for the purpose of calculation of the license fee. The company filed a Writ Petition before The Hon’ble
Madras High Court challenging the demand made by DOT on the Income accruing from other business units and the demands have been stayed by the Hon’ble
Madras High Court. The case is pending for final hearing.

The service providers which had different license conditions for ISP, NLD & ILD and having revenue from other business units approached Hon’ble Supreme Court stating that Hon’ble Supreme Court judgement dated October 24, 2019 on the access Telecom Service Providers is not applicable to other services providers as license conditions were different from the Access Telecom Service Providers.  Hon’ble Supreme Court observed that if the license conditions of Other Service Providers including ISP, NLD & ILD are different from the license conditions of the Mobile Service providers (Access Providers), then the other service providers should adjudicate the license fee issue before the appropriate forum. Meanwhile DOT withdrew the demands against Public Sector Undertaking on account of different license conditions.

The Company which had approached the Hon'ble Madras High Court in 2013 by filing a writ petition prohibiting Department of Telecommunications (DOT) from levying a license fee on non-licensed activities obtained stay of the demands. The Hon'ble Madras High Court restrained DOT from recovering the license fee in respect of non- telecom activities and the case is pending for hearing.

The Company believes that it has adequate legal defense against the demand raised by DOT and that the ultimate outcome of these actions will not have a material adverse effect on the Company's financial position and result of operations. ISPAI, association representing the internet service providers including the company issued a letter to DOT stating that the Supreme Court judgement dated October 24, 2019 is not applicable to Internet Service Providers and the license conditions are different. The  Company which had  received notices for earlier years from DoT claiming license fee on the total Income (including income from Non Licensed activities) has already responded to these notices stating that license fees are not payable on income from non-licensed activities.

It is important to point out that DOT in its written submission made before the Hon’ble Supreme Court  had clearly mentioned that non telecom revenue would stand excluded from the purview of the gross revenue . In 2017, the Hon’ble Tripura High Court held that Service Providers are not liable to pay license fee on the income accruing from other businesses.

License fee on Pure Internet:

DOT has issued a notification calling upon all the licensees to pay license fee on pure internet services effective from April 1, 2022 and since then Sify has been paying the license fee on the Pure Internet on account of level playing field.

Originally DOT migrated the licenses of few service providers, whole licenses expired in 2013 to UL regime and demanded license fee on pure Internet only from those migrated service providers without providing level playing field on pure internet services. However, the Company through Internet Service Providers Association of India (ISPAI) challenged the said condition before TDSAT. TDSAT set aside the demand made by the DOT and passed the order in favor of the ISP. DoT has challenged the Order of the TDSAT and the appeal is pending before Hon’ble Supreme Court. The Company has appropriately accounted for any adverse effect that may arise in this regard in the books of account. However TDSAT  by its order dated October 18, 2019 held that license fee is not chargeable on the Internet Service Providers. DoT has filed appeal before Hon’ble Supreme Court and the appeal is pending for final hearing. However the company has started paying AGR on pure internet effective from April 1, 2022 pursuant to the notification issued by DOT.

Online Exam case:

The Company is conducting Online examination for more than a decade using its platform (I-Test) and delivered large volume online examinations for several reputed clients including Staff Selection Commission (customer), and is certified on quality and security for CMMI Level 5 and CERT-in. After technical evaluation, the company was awarded a contract dated April 12, 2016 for a period of 2 years and accordingly Sify had successfully conducted 15 such Pan India online examination under the supervision of customer for more than 20 million applied candidates with 40,000 unique questions. In one of the combined group level examinations dated February 21, 2018, screenshots of a few of the questions appeared on social media. The company immediately brought to the notice of the Chairman of the customer and the said question paper was cancelled and the candidates were asked to redo the examination with different set of question paper within couple of hours. Further at the request of customer, re-examination was also conducted after couple of weeks. Hence there was no damage to the sanctity of the examination as immediate action was taken jointly by the Company and customer. However, some parties had provoked candidates and continued to claim that the question paper was leaked and insisted customer to cancel the entire examination process. As few candidates continued to protest, the Governmentt of India directed the investigating authority to conduct enquiry into the allegations.
Public Interest Litigation (“PIL”) was also filed before the Hon’ble Court for cancellation of the examination process. However, the Hon’ble Special CBI Court, Delhi appointed high level technical committee to conduct enquiry and submit the report the Court.

A detailed report was submitted by the Committee & Investigating team before the Hon’ble Special CBI Court,Delhi  holding that there was no evidence to show that the examination process was tainted and hence PIL stood dismissed. And accordingly, SSC also released all the payments to Sify for the examination. In 2018, the investigating authority also filed its final report stating that one of the candidate along with her husband engaged in malpractice with a sole intention to cancel the examinations uploaded few questions in the social media. There was no allegations against Sify or its employee. After 4 years, to utter shock and surprise, the investigating authority chose to file 3 additional supplementary chargesheet naming the company and one of its employee for not following the Standard Operating Procedure. It is important to note that company successfully delivered the examination in terms of RFP and the consideration was released by customer after receiving the report from the Committee. The only allegation made by investigating officer to name the company in the chargesheet is on the assumption that Company did not follow the SOP. Since there is no allegations of malpractices made against the company, the company is in the process of filing discharge petition before the trial court.

Others:

b) The Company is party to additional legal actions arising in the ordinary course of business. Based on the available information as on September 30, 2023, the Company believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect on the Company's financial position and results of operations.

c) The
company has received an adverse arbitration award for a sum of INR million
along with interest at 18% from the date of filing the claim i.e.27.01.2021 in the petition filed by one of the vendor and The company has filed an appeal on 30.04.2024 before the Hon’ble
Madras High Court challenging the award passed by the Arbitrator. Although the company has a good case to defend, the company has provided provisions in its books.

d) The Company has received an order passed under section 7A of the Employees Provident Fund & Miscellaneous Provisions Act, 1952 from Employees Provident Fund Organisation (EPFO) claiming provident fund contribution aggregating to ₹ 6.4 million on special allowances paid to employees. The company has filed a writ petition before
Hon’ble
Madras High Court and obtained the stay of demand. In February 2019, Hon’ble Supreme Court held, in a similar case, that Special allowances paid by the employer to its employee will be included in the scope of basic wages and subject to provident fund contribution.  However, Hon’ble Supreme Court has not fixed the effective date of order.

d)

During the financial year 2019-2020, Directorate General of Goods and Services Tax Intelligence (DGGI) did an inspection based on the analysis of service tax returns filed by the Company in the past. The Company has been categorizing services relating to e-Learning and Infrastructure Management Services provided to foreign customers billed in convertible foreign currency under OIDAR services while filing its half-yearly service tax return. However, based on the Place of Provision of Services Rules then applicable under the Finance Act, 1994, Service Tax has to be paid for OIDAR services provided to foreign customers even if the conditions for qualifying as export of services are met. Hence, the DGGI contended that Service Tax should be paid on the services classified as OIDAR services in the returns. The total contended during the period April 2014 to November 2016 of Service Tax was ₹ 161.8 million and the Interest & Penalty as applicable. The Company believes that the services relating to e-learning and infrastructure management services will not fall under OIDAR services and also the activities covered under E-learning and IMS does not meet the conditions for taxation under the provisions applicable as OIDAR and hence there is no liability. However, during the investigation, the Company has paid ₹ 64.6 million under protest to continue the proceeding with the relevant adjudicating authorities. Thereafter, the DGGI has issued Show Cause Notice and the Company has replied on the same. The matter is pending with the Adjudicating Authority. The company believes that no provision is required to be made against this demand.

32.	Related party transaction:

The related parties where control / significant influence exists are subsidiaries and associates. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director whether executive or otherwise. Key management personnel include the board of directors and other senior management executives. The other related parties are those with whom the Group has had transaction during the years ended March 31, 2024, 2023 and 2022 are as follows:

		% of Ownership interest
Particulars	Country of incorporation	March 31, 2024	March 31, 2023
Holding Company
Infinity Satcom Universal Private Limited	India
Raju Vegesna Infotech & Industries Private Limited (Subsidiary of Infinity Satcom Universal Private Limited)	India
Ramanand Core Investment Company Private Limited (Subsidiary of Raju Vegesna Infotech & Industries Private Limited)	India
Subsidiaries
Sify Technologies (Singapore) Pte. Limited	Singapore	100	100
Sify Technologies North America Corporation	USA	100	100
Sify Data and Managed Services Limited	India	100	100
Sify Infinit Spaces Limited	India	100	100
Sify Digital Services Limited	India	100	100
Print House (India) Private Limited	India	-	100
Patel Auto Engineering Private Limited	India	100	-
SKVR Software Solution Private Limited	India	100	-
Trust controlled by KMP:	India
Raju Vegesna Foundation

The following is a summary of the related party transactions for the year ended March 31, 2024:

Transactions	Holding Company	Others	Key Management Personnel
Consultancy services received	-	-	300
Sitting fees paid	-	-	2,740
Salaries and other short term benefits*	-	-	79,470
Contributions to defined contribution plans*	-	-	3,392
Share based payment transactions*	-	-	2,541
Lease rentals paid**	1,369	8,594	-
CSR Contribution made	-	32,850	-
Amount of outstanding balances
6 % Non- Cumulative Compulsorily convertible preference shares#	-	500,000	-
Advance lease rentals and refundable deposits made**	-	5,600	-
Lease rentals payable**	114	685	-

All transactions between Sify Technologies Limited and its subsidiaries up to March 31, 2024 of this Annual Report have been in the ordinary course of business

The following is a summary of the related party transactions for the year ended March 31, 2023:

Transactions	Holding Company	Others	Key Management Personnel
Consultancy services received	-	-	300
Sitting fees paid	-	-	2,200
Salaries and other short term benefits*	-	-	55,930
Contributions to defined contribution plans*	-	-	2,151
Share based payment transactions*	-	-	1,901
Lease rentals paid**	1,369	8,054	-
CSR Contribution made	-	24,390	-
Amount of outstanding balances
6% Non-Cumulative compulsorily convertible preference shares s##	-	500,000	-
Advance lease rentals and refundable deposits made**	-	5,600	-
Lease rentals payable**	114	685	-

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

**During the year 2011-2012, the Group had entered into a lease agreement with M/s Raju Vegesna Infotech and Industries Private Limited, the holding Group, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹
0.075
million (Rupees Seventy Five Thousand) per month. Subsequently, the Group entered into an amendment agreement with effect from April 1, 2013, providing for automatic renewal for a further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years. Subsequently on account of expiry of the said agreement, the Group entered into a fresh agreement for a period of three years effective       February 1, 2024 on a rent of ₹ 0.160 million (Rupees One Lakh Sixty Thousand Only) per month.

During the year 2011-12, the Group had also entered into a lease agreement with M/s Raju Vegesna Developers Private Limited, a Group in which Mr. Ananda Raju Vegesna, the then Executive Director of the Group and Mr. Raju Vegesna, Chairman and Managing director of the Group, exercise significant influence, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 0.030 million (Rupees Thirty Thousand) per month. The agreement provides for the automatic renewal for further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years. Subsequently on account of expiry of the said agreement, the Group entered into a fresh agreement for a period of three years effective February 1, 2024 on a rent of ₹ 0.059 million (Rupees Fifty Nine Thousand) per month..

During the year 2010-2011, the Group had entered into a lease agreement with Ms
.
Radhika Vegesna, daughter of Mr
.
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

#  # During the FY 2020-21, Print house (India) Pvt Ltd had issued 9%
Cumulative
Non-Convertible Redeemable Preference Shares to Raju Vegesna Infotech & Industries Pvt Ltd., on private placement basis. The Preference share capital are redeemable at par value at maturity, i.e. 20 years from the date of allotment. Accordingly these are accounted for Financial instruments.

During the year, The terms of the Preference Shares are changed to  6% Non-Cumulative compulsorily convertible preference shares.

33.	Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by each category as of March 31, 2024 were as follows:

Particulars	Note	Financial assets/ liabilities at amortised costs	Financial assets / liabilities at FVTPL	Financial assets / liabilities at FVTOCI	Total carrying value	Total fair value
Assets
Cash and cash equivalents	8	5,834,634	-	-	5,834,634	5,834,634
Other assets	10	2,162,116	-	-	2,162,116	2,162,116
Trade receivables	13	10,155,223	-	-	10,155,223	10,155,223
Other investments	15	393,453	-	810,409	1,203,862	1,203,862
Liabilities
Bank overdraft	8	486,888	-	-	486,888	486,888
Lease liabilities	7	3,042,812	-	-	3,042,812	3,042,812
Other liabilities	18	17,945	-	-	17,945	17,945
Borrowings from banks	19	18,794,617	-	-	18,794,617	18,794,617
Borrowings from others	19	3,564,494	-	-	3,564,494	3,564,494
Trade and other payables	20	11,934,100	-	-	11,934,100	11,934,100
Derivative financial liabilities	20	-	-	-
Other financial liabilities		1,612,496	-	-	1,612,496	1,612,496
6% Compulsory Convertible Debentures		1,200,000	-	-	1,200,000	1,200,000
6 % Non Cumulative Compulsory convertible preference shares		500,000	-	-	500,000	500,000

The carrying value and fair value of financial instruments by each category as of March 31, 2023 were as follows:

Particulars	Note	Financial assets/ liabilities at amortised costs	Financial assets / liabilities at FVTPL	Financial assets / liabilities at FVTOCI	Total carrying value	Total fair value
Assets
Cash and cash equivalents	8	4,845,233	-	-	4,845,233	4,845,233
Other assets	10	850,261	-	-	850,261	850,261
Trade receivables	13	11,345,542	-	-	11,345,542	11,345,542
Derivative financial instruments	13	-	25,263	-	25,263	25,263
Other investments	15	372,000	-	671,020	1,044,020	1,044,020
Liabilities
Bank overdraft	8	951,466	-	-	951,466	951,466
Lease liabilities	7	2,451,179	-	-	2,451,179	2,451,179
Other liabilities	18	19,877	-	-	19,877	19,877
Borrowings from banks	19	14,982,750	-	-	14,982,750	14,982,750
Borrowings from others	19	2,045,239	-	-	2,045,239	2,045,239
Trade and other payables	20	11,267,576	-	-	11,267,576	11,267,576
Other financial liabilities		2,059,524	-	-	2,059,524	2,059,524
6% Compulsory Convertible Debentures		2,000,000	-	-	2,000,000	2,000,000
9% Cumulative Non-convertible preference shares		500,000	-	-	500,000	500,000

Details of financial assets hypothecated as collateral

The carrying amount of financial assets as at March 31, 2024 and 2023 that the Group has provided as collateral for obtaining borrowings and other facilities from its bankers are as follows:

	As of
	March 31, 2024	March 31, 2023
Cash and cash equivalents	1,667,849	1,194,786
Trade receivables	3,203,345	4,078,466
	4,871,194	5,273,252

Derivative financial instruments

(a)	Forwards and options
Foreign exchange forward contracts and options are purchased to mitigate the risk of changes in foreign exchange rates associated with certain payables, receivables and forecasted transactions denominated in certain foreign currencies. These derivative contracts do not qualify for hedge accounting under IFRS 9 and are initially recognized at fair value on the date the contract is entered into and subsequently re-measured at their fair value. Gains or losses arising from changes in the fair value of the derivative contracts are recognized immediately in profit or loss. The counterparties for these contracts are generally banks or financial institutions. The following table gives details in respect of the notional amount of outstanding foreign exchange contracts as at March 31, 2024 and 2023

As of
	March 31, 2024	March 31, 2023
Forward contracts
In U.S. Dollars (Sell)	-	-
In U.S. Dollars (Buy)	-	-

The Company recognized a net loss on the forward contracts of ₹ (1,440) (March 31, 2023: ₹ (1,387)– Net gain) for the year ended March 31, 2024.

The forward exchange contracts and option contracts mature between one and twelve months. The table below summarizes the notional amounts of derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

As of
	March 31, 2024	March 31, 2023
Buy:	(US $)	(US $)
Not later than one month	-	-
Later than one month and not later than three months	-	-
Later than three months and not later than six months	-	-
Later than six months and not later than one year	-	-

(b)	Cross Currency Swap:

The Group has entered into Cross Currency Swaps in order to hedge the cash flows arising out of the Principal and Interest payments of the underlying External Commercial Borrowing denominated in USD. The period of the swap contracts is co terminus with the period of the underlying ECB. As per the terms of the arrangement, the Company shall pay INR fixed and receive fixed USD principal and interest cash flows during the term of the contract. The swap arrangement is marked to market at the end of every period and losses are recognized in the Statement of Income. The swap contracts outstanding balances as on March 31, 2024 and March 31, 2023 is as follows.

Particulars	Value of the outstanding INR term loan	Value of the outstanding USD principal	Mark to Market losses/ (gain)
Tranche 1	73,500	USD 1,000	-
Tranche 2 (Undrawn)	110,250	USD 1,500	-
Total	183,750	USD 2,500	-

Particulars	Value of the outstanding INR term loan	Value of the outstanding USD principal	Mark to Market losses/ (gain)
Tranche 1	102,900	USD 1,400	-
Tranche 2 (Undrawn)	154,350	USD 2,100	-
Total	257,250	USD 3,500	-

The maturity of these contracts extends for five years and six months. The table below summarizes the cash flows (principal) of these derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

Particulars	As at		As at
	'March 31, 2024		'March 31, 2023
	Payable (USD)	Receivable (INR)	Payable (USD)	Receivable (INR)
Less than 1 year	1,000	73,500	1,000	73,500
One to two years	1,000	73,500	1,000	73,500
Two to three years	500	36,750	1,000	73,500
Three to four years	-	-	500	36,750
Four to five years	-	-	-	-
More than five years	-	-	-	-
Total cash flows	2,500	183,750	3,500	257,250

The Group recognized a net loss on the cross currency swaps of  ₹ Nil [Previous year : ₹ Nil]
for the year ended March 31, 2024.

(c)	Interest Rate Swap:

The Group has entered into Interest Rate Swaps in order to hedge the cash flows arising out of the Interest payments of the underlying ECB. The period of the swap contract is co terminus with the period of the underlying ECB. As per the terms of the arrangement, the Company shall pay fixed rate of interest (8.9%) and receive variable rate of interest equal to SOFR + 2.5% on notional amount. The swap arrangement is marked to market at the end of every period and losses are recognized in the Statement of income.

The maturity of these contracts extends for five years and six months. The table below summarizes the cash flows (interest) of these derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

	As of
	March 31, 2024		March 31, 2023
	Receivable (US $)	Payable (US $)	Receivable (US $)	Payable (US $)

Less than 1 year	189	13,916	279	20,507
One to two years	101	7,375	189	13,916
Two to three years	*	1,237	101	7,375
Three to four years	-	-	*	1,237
Four to five years	-	-	-	-
More than five years	-	-	-	-
Total cash flows	290	22,528	569	43,035

* Amount below rounding off norm adopted by the Group

Total notional amount outstanding as of March 31, 2024
 i
s US $ 2,500 (March 31, 20
23
: US $ 3,500)
.

Net Loss on account of interest rate swaps amount to ₹ 8,493 for the year ended March 31, 202
4
(March 31, 20

: ₹ 25,263 – Net gain).

Fair value measurements:

The details of assets and liabilities that are measured on fair value on recurring basis are given below:

	Fair value as of March 31, 2024			Fair value as of March 31, 2023
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Derivative financial assets – gain on outstanding forward/options contracts	-	-	-	-	-	-
Liabilities
Derivative financial liabilities – loss on outstanding forward/options contracts	-	-	-	-	-	-
Derivative financial liabilities - loss on outstanding cross currency swaps	-	-	-	-	-	-
Derivative financial liabilities - loss on outstanding interest rate swaps	-	-	8,493	-	-	(25,263)

•	Level 1 – unadjusted quoted prices in active markets for identical assets and liabilities.
•	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
•	Level 3 – unobservable inputs for the asset or liability.

Interest income/ (expenses), gains/ (losses) recognized on financial assets and liabilities

Recognized in profit or loss
	Year ended
	March 31, 2024	March 31, 202 3	March 31, 2022
Financial assets at amortised cost
Interest income on bank deposits	231,377	82,675	45,060
Interest income from other financial assets	29,764	55,511	28,517
Impairment loss of trade receivables	(265,000)	(371,890)	(433,723)

Financial assets at fair value through profit or loss
Net change in fair value of derivative financial instruments gain/(loss)	8,493	(25,263)	(16,879)

Financial liabilities at amortised cost
Interest expenses on lease obligations	(249,964)	(191,911)	(185,092)
Interest expenses on borrowings from banks, others and overdrafts	(1,858,301)	(1,313,494)	(805,170)

34.	Financial Risk Management

The Group has exposure to the following risks from its use of financial instruments:
•	Credit risk
•	Liquidity risk
•	Market risk

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

Exposure to credit risk

The gross carrying amount of financial assets, net of any impairment losses recognized represents the maximum credit exposure. The maximum exposure to credit risk as of March 31, 2024 and 2023 was as follows:

	March 31, 2024	March 31, 2023
Cash and cash equivalents (Including other bank deposits)	5,394,489	3,650,446
Restricted Cash	440,445	1,194,787
Other assets	2,004,216	825,037
Trade receivables	10,155,223	11,345,542
Other receivables	157,859	100,681
Other investments	1,203,862	1,044,020
	19,356,094	18,160,513

Impairment for financial assets

Allowances for impairment for trade receivables have been provided based on Expected Credit Loss Method adopting a simplified approach provided in IFRS 9. The ageing analysis of trade receivables has been considered from the due date for the practical expedient. The ageing of trade receivables, net of allowances, is given below:

Period (in days)	March 31, 2024	March 31, 2023
Less than 365 days	10,155,222	10,872,340
More than 365 days	-	473,202
	10,155,222	11,345,542

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

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As of March 31, 2024
	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years	>5 years
Non-derivative financial liabilities
Bank overdrafts	486,888	531,000	531,000	-	-	-
6% Compulsory Convertible Debentures	1,200,000	1,344,000	72,000	1,272,000	-	-
9% Cumulative Non-convertible preference shares	500,000	120,000	30,000	30,000	30,000	30,000
Lease liabilities	3,042,812	8,588,700	587,700	773,500	531,200	6,696,300
Other liabilities	1,612,496	1,612,496	1,594,551	17,945	-	-
Borrowing from banks	18,794,617	22,515,522	5,557,466	7,922,227	5,536,029	3,499,800
Borrowings from others	3,564,494	4,221,692	1,295,437	2,186,476	739,779	-
Trade and other payables	10,225,880	10,225,880	10,225,880	-	-	-
	39,427,187	49,159,290	19,894,034	12,202,148	6,837,008	10,226,100

As of March 31, 2023
	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years	>5 years
Non-derivative financial liabilities
Bank overdrafts	951,504	951,504	951,504	-	-	-
6% Compulsory Convertible Debentures	2,000,000	2,160,000	240,000	480,000	480,000	960,000
6 % Non Cumulative Compulsory convertible preference shares	500,000	500,000	-	-	-	500,000
Lease liabilities	2,451,179	5,703,330	585,790	788,588	555,216	3,773,736
Other liabilities	2,059,500	2,059,500	2,039,600	19,900	-	-
Borrowing from banks	14,982,750	19,853,900	5,680,600	5,755,100	4,800,000	3,618,200
Borrowings from others	2,045,239	2,361,800	748,900	1,149,400	463,500	-
Trade and other payables	9,227,900	9,227,900	9,227,900	-	-	-
	34,218,072	42,817,934	19,474,294	8,192,988	6,298,716	8,851,936

As of March 31, 2022
	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years	>5 years
Non-derivative financial liabilities
Bank overdrafts	371,995	371,995	371,995	-	-	-
Lease liabilities	2,207,403	4,281,949	507,037	733,287	430,022	2,611,603
Other liabilities	60,742	60,742	60,742	-	-	-
Borrowing from banks	10,400,424	11,485,975	6,706,849	2,832,392	1,499,683	447,051
Borrowings from others	4,479,774	3,853,303	1,106,150	1,042,525	719,827	984,800
Trade and other payables	10,510,409	10,510,409	10,510,409	-	-	-
	28,030,747	30,564,373	19,263,182	4,608,204	2,649,532	4,043,454

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

The Group’s exposure to foreign currency risk as of March 31, 2024 was as follows:
All amounts in respective currencies as mentioned (in thousands)
	US $	AUD	CHF	EUR	GBP	DHS	HK $	SG $
Cash and cash equivalents	600	-	-	5	105	-	-	-
Trade receivables	20,900	-	-	610	85	-	-	-
Trade payables	(8,050)	-	-	(418)		(29)	-	-
Foreign currency loan	(2,200)	-	-	-		-	-	-
Net balance sheet exposure	11,250	-	-	197	190	(29)	-	-

The Group’s exposure to foreign currency risk as of March 31, 2023 was as follows:
All amounts in respective currencies as mentioned (in thousands)
	US $	AUD	CHF	EUR	GBP	DHS	HK $	SG $
Cash and cash equivalents	405	-	-	44	69	-	-	-
Trade receivables	28,052	-	-	411	85	-	-	-
Trade payables	(28,575)	-	-	(250)	(34)	(27)	-	-
Foreign currency loan	(6,059)	-	-	-	-	-	-	-
Net balance sheet exposure	(6177)	-	-	205	120	(27)	-	-

The Group’s exposure to foreign currency risk as of March 31, 2022 was as follows:
All amounts in respective currencies as mentioned (in thousands)

	US $	AUD	CHF	EUR	GBP	DHS	HK $	SG $
Cash and cash equivalents	3,435	-	-	16	51	-	-	-
Trade receivables	29,093	-	-	222	85	-	-	-
Trade payables	(16,369)	-	-	(196)	(16)	(27)	(4)	-
Foreign currency loan	(9,389)	-	-	-	-	-	-	-
Net balance sheet exposure	6770	-	-	42	120	(27)	(4)	-

All amounts in respective currencies as mentioned (in thousands)

Sensitivity analysis

A 10% strengthening of the rupee against the respective currencies as of March 31, 2024 and

M
arch 31
,
2023 would have increased / (decreased) other comprehensive income and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2023.

	Other comprehensive income	Profit or ( loss)
March 31, 2024	-	(18,361)

March 31, 2023	-	(47,755)

A 10% weakening of the rupee against the above currencies as of March 31, 2024 and 2023 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Interest Rate Risk:
Interest rate risk is the risk that an upward movement in interest rates would adversely affect the borrowing costs of the group.

Profile
At the reporting date the interest rate profile of the Group’s interest –bearing financial instruments were as follows:
	Carrying amount
	March 31, 2024	March 31, 2023
Fixed rate instruments
Financial assets
- Fixed deposits with banks	4,502,312	2,590,530
- Investment in debt securities	3,93,453	372,000

Financial liabilities
- Borrowings from banks	1,83,589	240,962
- Borrowings from others	54,05,034	4,773,718
Variable rate instruments
Financial liabilities
- Borrowings from banks	1,86,11,027	14,741,788
- Bank overdrafts	4,86,888	951,504

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

Cash flow sensitivity for variable rate instruments

An increase of 100 basis points in interest rates at the reporting date would have increased / (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis has been performed on the same basis as 2023.

	Equity	Profit or (loss)
March 31, 2024	-	(9,245)
March 31, 2023	-	(12,185)

A decrease of 100 basis points in the interest rates at the reporting date would have had equal but opposite effect on the amounts shown above, on the basis that all other variables remain constant.

35.	Issue of shares on a private placement basis to the existing promoter group

On August 4, 2010, the Board of Directors of the Group proposed the issuance, in a private placement, of up to an aggregate of 12,50,00,000 of the company’s equity shares, par value ₹10 per share (“Equity shares”), for an aggregate purchase price of ₹ 40,000, to a group of investors affiliated with the Group’s promoter, including entities affiliated with Mr
.
Raju Vegesna, the Group’s Chairman and Managing Director and Mr
.
Ananda Raju Vegesna, Executive Director and brother of Mr Raju Vegesna (the “Offering”). The company’s shareholders approved the terms of the Offering at the Company’s Annual General Meeting held on September 27, 2010.

On October 22, 2010, the
C
ompany entered into a Subscription Agreement with Mr
.
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

As of March 31, 2024, entities affiliated with our CEO, Chairman and Managing Director, Raju Vegesna, beneficially owned approximately 84.03% of our outstanding equity shares.

36.	Corporate Social Responsibility (CSR) expenditure

Section 135 of the Companies Act, 2013, requires Company to spend towards Corporate Social Responsibility (CSR). The Company is expected to spend ₹ 32,850 towards CSR in compliance of this requirement. A sum of ₹ 32,850 has been spent during the current year towards CSR activities as per details given below.
	Amount (₹)
Organization	March 31, 2024	March 31, 2023
Sri Venkateswara institute of Research and Rehabilitation for the disabled trust, Dwarakha Tirumala	2,500	-
Voluntary Health Services Hospital, Taramani	1,500	1,800
Raju Vegesna Foundation, Visakapatanam	27,850	24,390
Shree Anand Charitable Trust, Mumbai		2,500
Sri Hanuman Mani Education & Culture Trust	1,000	800
CHILD (Project Sakthi)	-	800
Guided Fortune Samirti	-	2,500
Nayaki vidya mandir school	-	300
Total	32,850	33,090

37.	Capital Management

The Group's capital comprises equity share capital, share premium, and other equity attributable to equity holders. The primary objective of Group's capital management is to maximize shareholders value. The Group manages its capital and makes adjustment to it in light of the changes in economic and market conditions. The Group does so by adjusting dividend paid to shareholders. The total capital as on March 31, 2024 is  ₹  24,029,666 (Previous Year: ₹ ₹ 17,145,688). No changes were made in the objectives, policies or processes for managing capital of the Group during the current and previous year.

Item 19. Exhibits

Number	Description

1.1	Amended Articles of Association of Sify Technologies Limited. (1)
1.2	Memorandum of Association of Sify Technologies Limited. (2)
1.3	Amendment of Memorandum of Association. (3)
2.1	Description of Securities registered under Section 12 of the Exchange Act
2.2
Deposit Agreement, dated as of October 18, 1999, among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depositary  Shares  evidenced by American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depositary Receipt). (4)

2.3
Amendment No. 1 to Deposit Agreement among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depositary  Shares  evidenced by American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depositary Receipt). (4)

2.4
Amendment No. 2 to Deposit Agreement among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depositary  Shares  evidenced by American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depositary Receipt). (4)

2.5
Supplemental Letter Agreement, dated as of November 2, 2007, to Deposit Agreement among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depositary  Shares  evidenced by American Depositary Receipts issued thereunder (18)

2.6
Amendment No. 3 to Deposit Agreement among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depositary  Shares  evidenced by American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depositary Receipt). (18)

2.7	Subscription Agreement dated November 10, 2005 between Sify Technologies Limited and Infinity Capital Ventures, LP. (8)
2.8	Standstill Agreement dated November 10, 2005 by and among Sify Technologies Limited, Infinity Capital Ventures, LP and Mr Raju Vegesna. (8)
2.9	Shareholders’ Agreement dated December 20, 2005 between Sify Technologies Limited, Infinity Satcom Universal (P) Limited, and Sify Communications Limited (erstwhile subsidiary). (9)
2.10	Shareholders’ Agreement dated November 25, 2005 between Sify Technologies Limited and Man Financial. (10)
4.1	Associate Stock Option Plan 2000 (5)
4.2	Associate Stock Option Plan 2002 (5)
4.3	Associate Stock Option Plan 2005 (11)
4.4	Associate Stock Option Plan 2007 (13)
4.5	Associate Stock Option Plan 2014 (17)
4.6	Form of Indemnification Agreement. (6)
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
4.12
Subscription agreement dated October 22, 2010 between Sify Technologies Limited and Mr. Ananda Raju Vegesna, Representative of the entities and affiliates in India of Mr. Raju Vegesna, CEO, Chairman and Managing Director of the Company. (15)

4.13
Amendment to subscription agreement dated September 7, 2011 between Sify Technologies Limited and Mr. Ananda Raju Vegesna, Representative of the entities and affiliates in India of Mr. Raju Vegesna, CEO, Chairman and Managing Director of the Company. (16)

8.1	List of Subsidiaries.
11.1	Code of Conduct and Conflict of Interest Policy (5)
11.2	Insider Trading Policy
12.1	Rule 13a-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a) Certification of Chief Financial Officer
13.1	Section 1350 Certification of Chief Executive Officer
13.2	Section 1350 Certification of Chief Financial Officer
15.1	Consent of Manohar Chowdhry & Associates in respect of Sify Technologies Limited
97.1	Policy relating to recovery of erroneously awarded compensation.

(1)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.
(2)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the SEC on July 1, 2002 and incorporated herein by reference.
(3)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.
(4)	Previously filed as an exhibit to the Registration Statement on Form F-6 filed with the Commission on May 11, 2009 and incorporated herein by reference.
(5)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 29, 2004 and incorporated herein by reference.
(6)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-1 filed with the Commission on October 13, 1999 and incorporated herein by reference.
(7)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 30, 2004 and incorporated herein by reference.
(8)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 21, 2005 and incorporated herein by reference.
(9)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 7, 2005 and incorporated herein by reference.
(10)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 23, 2005 and incorporated herein by reference.
(11)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 30, 2006 and incorporated herein by reference.
(12)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on April 14, 2008 and incorporated herein by reference.
(13)	Previously filed as an exhibit to the Report on Form 20-F filed with the Commission on October 11, 2008 and incorporated herein by reference.
(14)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on January 23, 2009 and incorporated herein by reference.
(15)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 15, 2010 and incorporated herein by reference.
(16)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on September 8, 2011 and incorporated herein by reference.
(17)	Previously filed as an exhibit to the Report on Form 20-F filed with the Commission on June 19, 2015 and incorporated herein by reference.
(18)	Previously filed as an exhibit to the Registration on Form F-1 filed with the Commission on March 21, 2024 and incorporated herein by reference.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SIFY TECHNOLOGIES LIMITED

	By:	/s/ Raju Vegesna
	Name:	Raju Vegesna
	Title:	CEO & Managing Director

	By:	/s/ M P Vijay Kumar
	Name:	M P Vijay Kumar
Date: May 07, 2024	Title:	Whole time director and Chief Financial Officer

