Form 20-F/A
period 2024-03-31
SIFY TECHNOLOGIES LTD
filed 2025-01-13
CIK 1094324

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
☑

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

Yes
☐
  No
☑

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment No. 1”) amends the Annual Report on Form 20-F of Sify Technologies Limited (the “Company” or “Sify”) for the year ended March 31, 2024 (the “Original Form 20-F”), filed on May 7, 2024, with the Securities and Exchange Commission (the “SEC”) in response to certain comments raised by the Staff of the SEC.

In this Amendment No. 1, the Company is refiling its financial statements presented in the Original Form 20-F in order to restate the presentation of its Compulsorily Convertible Debentures (“CCDs”) in the Consolidated Statement of Financial Position and its resulting impact on the Consolidated Statements of Comprehensive Income, Consolidated Statements of Changes in Equity and Consolidated Statements of Cash Flows for each of the two years ended March 31, 2024 and March 31, 2023. As a result of the change in presentation, Series 1 and Series 2 CCDs amounting to Rs. 4,000 million are treated as liabilities instead of equity as previously presented in the financial statements in the Original Form 20-F. The present value of interest payments of the Series 4 CCDs of Rs. 2,076 million are also presented as a liability instead of equity as in the Original Form 20-F, but the remaining value of Rs. 2,724 million continues to be presented as equity. For the Series 5 CCDs, the present value of interest payments of Rs. 518 million is similarly now presented as a liability, while the remaining value of Rs. 682 million is assigned to the other component. The residual component of the Series 5 CCDs will be treated as a financial liability until the fixed conversion ratio of the Company’s equity shares is determined. These CCDs are presented separately as “Other Equity” and will be presented as non-controlling interest
s
upon issue of equity shares in the future. For additional information see Note 19 in the notes to our financial statements.

Additionally, the Company is expanding disclosure regarding conversion terms of CCDs and other items in the Financial Statements including: (i) changes describing the accounting treatment of the CCDs under Notes 16A, 19 and 28 to our financial statements; (ii) providing the depreciation policy for “improvements forming part of the building-5 years” under Item 18 , (iii) inclusion of a clarifying parenthetical for Other Bank deposits under Note 8 to our financial statements, denoting that such have a maturity period longer than 3 months; (iv) additional disclosure for “Financial assets included in Other Assets” under Note 10 to our financial statements; (v) additional disclosure relating to the accounting of Rs. 64.6 million under the Service tax contingency under Note 31 of our financial statements; (vi) additional disclosure related to contract breaches and conditions for conversion pursuant to the put option agreement under contingency under Note 31 to our financial statements; (vii) disclosure relating to conversion terms of CCDs under Note 19 to our financial statements; and (viii) minor typographical and clerical changes. We have also made corresponding changes to reflect the changes in our financial statement to Item 3 and Item 5 of this Amendment No. 1. This Amendment No. 1 also revises “Part I, Item 6 – Directors, Senior Management and Employees – F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation” to include a discussion of the Company’s conclusion with respect to the application of the Company’s Clawback Policy.

Due to the amendment in presentation of CCDs in the financial statements filed with the Original Form 20-F, the Company has re-evaluated the effectiveness of the Company’s internal control over financial reporting as of March 31, 2024 and identified material weakness in the Company’s internal control over financial reporting that existed, relating to the classification of the CCDs. As a result, Item 15 of Original Form 20-F has been similarly amended in this Amendment No. 1 and we have added a risk factor with regards to the found material weakness under Item 3 of this Amendment No.1 See Item 3. — Risk Factors. — “
We have identified material weakness in our internal control over financial reporting. If we are unable to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent or detect fraud. As a result, current and potential investors could lose confidence in our financial reporting, which could harm our business and have an adverse effect on our ADS price.

This Amendment No. 1 includes currently dated certifications from the Chief Executive Officer and Chief Financial Officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (included in this Amendment No. 1 as Exhibits 12.1, 12.2, 13.1 and 13.2). Except as described above, this Amendment No. 1 does not amend, update or change any other items or disclosures in the Original Form 20-F and does not purport to reflect any information or events subsequent to the filing thereof. As such, this Amendment reflects all information as of the date the Original Form 20-F was filed, and the Company has not undertaken herein to amend, supplement or update any information contained in the Original Form 20-F to give effect to any subsequent events. Accordingly, this Amendment should be read in conjunction with the Original Form 20-F and any subsequent filings by the Company with the SEC.

2

Item 3. Key Information

Selected Financial Data
Summary of Consolidated Financial Data

You should read the summary of consolidated financial data below in conjunction with the Company's consolidated financial statements and the related notes, as well as the section entitled “Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report. The summary of consolidated statements of income data for the five years ended March 31, 2024, 2023, 2022, 2021, and 2020 and the summary of consolidated Statement of Financial Position as of March 31, 2024, 2023, 2022, 2021, and 2020 have been derived from our audited consolidated financial statements and related notes to the consolidated financial statements which were prepared and presented in accordance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB). The Consolidated Statement of Income for the year ended March 31, 2024 and Consolidated Statement of Financial Position as of March 31, 2024 and 2023 are amended in the below summary. Historical results are not necessarily indicative of future results.

Sify Technologies Limited
Consolidated Statement of Income
(In thousands of Rupees, except share and per share data and as otherwise stated)

	Year ended March 31,
	2024	2023	2022	2021	2020	2024
	₹ (Restated)	₹	₹	₹	₹	Convenience translation into US$ in thousands, except share and per share data
						(See Note 2 )
						(Restated)
Revenue	35,633,922	33,403,726	27,025,675	24,319,542	22,952,067	427,399
Cost of goods sold and services rendered	(22,378,001)	(21,379,429)	(16,042,056)	(14,702,534)	(14,364,827)	(268,405)
Other income	184,613	131,840	130,728	155,993	97,155	2,214
Selling, general and administrative expenses	(6,499,562)	(5,733,634)	(4,943,575)	(4,546,756)	(4,513,646)	(77,957)
Depreciation and amortization	(4,773,414)	(3,971,865)	(3,283,452)	(2,835,632)	(2,290,777)	(57,253)
Impairment Loss on Goodwill			(14,595)
Profit / (loss) from operating activities	2,167,558	2,450,638	2,872,725	2,390,613	1,879,972	25,998

Finance income	337,723	222,905	73,577	172,319	193,877	4,051
Finance expenses	(2,153,242)	(1,652,522)	(1,098,096)	(962,656)	(1,054,133)	(25,826)
Net finance income / (expense)	(1,815,519)	(1,429,617)	(1,024,519)	(790,337)	(860,256)	(21,775)
Profit / (loss) before tax	352,039	1,021,021	1,848,206	1,600,276	1,019,716	4,223
Income tax (expense) / benefit	(183,100)	(346,499)	(590,261)	(68,414)	(314,339)	(2,196)
Profit / (loss) for the year attributable to equity holders	168,939	674,522	1,257,945	1,531,862	705,377	2,027
Earnings per share
Basic earnings per share	0.92	3.69	6.89	8.53	3.94	0.01
Diluted earnings per share	0.91	3.64	6.73	8.45	3.90	0.01

Dividend paid per share *
Fully paid up (₹ 10 per share)	-	-	-	-	-	-
	-	-	-	-	-

* Excluding dividend distribution tax

Consolidated Statement of Financial Position
(Rupees in thousands, except share and per share data)

						Convenience translation into US$ in thousands, except share and per share data (see note 2)
	March 31,
Particulars	2024	2023	2022	2021	2020	2024
	₹	₹	₹	₹	₹	$
	(Restated)	(Restated)				(Restated)
Cash and cash equivalents including restricted cash	5,834,634	4,845,233	4,574,013	5,502,055	2,651,085	69,982

Net current assets	576,517	259,135	902,004	286,606	142,564	6,914

Total assets	70,982,296	57,404,139	47,068,378	36,664,591	34,255,392	851,373

Total equity attributable to equity shareholders of the Company	18,073,594	15,145,688	14,476,203	13,165,475	11,351,308	216,778

Capital Stock	21,578,932	21,526,311	21,516,405	21,463,328	21,163,069	258,821
No of equity shares(note1)	183,332,460	182,835,369	182,742,369	182,238,069	179,223,247	183,332,460

Cash Flow Data
Net cash provided by / (used in):
Operating activities	4,983,373	8,338,238	2,244,668	6,966,708	5,042,818	59,771
Investing activities	(12,263,168)	(13,592,264)	(7,593,341)	(3,618,613)	(4,326,319)	(147,086)
Financing activities	7,443,880	4,944,421	4,169,940	618,372	3,921	89,283

Notes

1.
Reference to shares and per share amounts refers to our equity shares. Our outstanding equity shares include equity shares held by a depository underlying our ADSs. Effective September 24, 2002, one ADS represented one equity share.

2.	Refer to note no:2( c) of the financial statement for the exchange translation.

Risk Factors:

We have identified material weakness in our internal control over financial reporting. If we are unable to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent or detect fraud. As a result, current and potential investors could lose confidence in our financial reporting, which could harm our business and have an adverse effect on our ADS price.

For the year ended March 31, 2024, we identified material weakness in our internal control over financial reporting with respect to the design and implementation of effective controls to ensure the appropriate application of IFRS for reporting and presentation of complex financial instruments. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be detected or prevented on a timely basis.

Specifically, the material weakness that were identified, individually or in the aggregate, related to the design and implementation of effective controls to ensure the appropriate application of IFRS for reporting and presentation of complex financial instruments, as further explained in the Explanatory Note in this Amendment No. 1. We have taken steps to develop a remediation plan designed to address the material weakness described above and expect to take additional steps to fully remediate our material weakness. We intend to implement changes and procedures to address these issues; any proposed changes to address the material weakness. See Item 15 to this Amendment No. 1 for additional information on such changes and on the material weakness.

Due to the existence of this control deficiency, management concluded that there was a reasonable possibility that a material misstatement of the company’s annual financial statements may not have been prevented or detected on a timely basis. If we cannot effectively and efficiently improve our controls and procedures, we could suffer material misstatements in our financial statements and other information we report and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial and other information. This could lead to a decline in the trading price of our ADSs.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations:
(
₹ in million, except share data and where otherwise stated)

Overview
We are among the largest integrated ICT solutions and services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common data network infrastructure reaching more than 1600 cities and towns in India. This network also connects 53 Data Centers across India including Sify’s 12 concurrently maintainable Data Centers across the cities of Chennai, Mumbai, Kolkata, Delhi, Bengaluru and Hyderabad and other Data Centers.

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

Network Connectivity Services

These primarily include revenue from connectivity services, NLD/ILD services and to a lesser extent, revenues from the installation of the connectivity link. In certain cases, these elements are sold as a package consisting of all or some of the elements. We sell hardware and software purchased from third party vendors to our high value corporate clients. Our connectivity services include IPVPN services, Internet connectivity and last mile connectivity (predominantly through wireless). We provide these services for a fixed period of time at a fixed rate regardless of usage, with the rate for the services determined based on the type of service and capacity provided, scope of the engagement and the Service Level Agreement, or SLA. We provide NLD (National Long Distance) and ILD (International Long Distance) services and carry voice traffic for Inter-connect Operators. Revenue is recognized based upon metered call units of voice traffic terminated on our network. The Company offers services in the retail voice market in partnership with Skype Communications, S.a.r.l. The Company realizes revenue from the sale of voice credits and subscriptions of Skype.

Data Center Services

Revenue from Data Center services includes revenue from co-location of space and racks on usage of power from large contracts. The contracts are mainly fixed rate for a period of time based on the racks used, and usage revenue is based on consumption of power on large contracts.
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

Data Center Services

Cost of goods sold and services rendered for the Data Center services consists of cost of electrical power consumed and cost of rental servers offered to customers.

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

Results of Operations

The following table sets forth certain financial information as a percentage of revenues:

	Fiscal
	2024	2023	2022
	%	%	%
Revenues	100	100	100
Cost of goods sold and services rendered	(62.80)	(64.00)	(59.36)
Other income/(expense)	0.52	0.39	0.48
Selling, general and administrative expenses	(18.24)	(17.16)	(18.29)
Depreciation and amortization expenses	(13.40)	(11.89)	(12.20)
Profit from operating activities	6.08	7.34	10.63
Finance income	0.95	0.67	0.27
Finance expenses	(6.04)	(4.95)	(4.06)
Net finance income/(Expenses)	(5.09)	(4.28)	(3.79)
Profit before tax	0.99	3.06	6.84
Income tax (expense)/ benefit	(0.51)	(1.04)	(2.18)
Net profit for the year	0.48	2.02	4.66

Results of year ended March 31, 2024 compared to year ended March 31, 2023

The growth in our revenues in fiscal 2024 from fiscal 2023 is given below:

			Increase/
	2023 - 24	2022 – 23	(decrease)	% Change

Revenues	35,634	33,404	2,230	7%

Year 2023-24 had a 7% growth with an increase in revenues of ₹ 2,230 million ($26.75 million) contributed largely by Network-Centric Services with ₹ 1,371 million ($16.44 million) , Data center service with a revenue growth of ₹ 929 million ($11.14 million) which was off set with decrease in revenue growth of Digital Services with ₹ 70 million ($0.83 million).

The revenue by operating segments is as follows:

	Revenue		Percentage of revenue		Growth %
	2023-24	2022-23	2023-24	2022-23
Network Centric Services	14,662	13,291	41%	40%	1%
Data Center Services	11,054	10,125	31%	30%	1%
Digital Services	9,918	9,988	28%	30%	(2)%
Total	35,634	33,404	100%	100%

Revenue from Network Connectivity Services increased by ₹ 1,371 million ($16.44 million) primarily due to (i) increase in revenue of ₹ 1,053 million ($12.63 million) from connectivity services, contributed by a increase in capacity by existing and new customer engagements and (ii) increase in revenue of ₹ 318 million ($ 3.81million) in voice services, which is attributable to increase in revenue from ILD & Hubbing business by ₹ 300 million ($ 3.60 million), and increase in revenue of ₹ 18 million ($0.21 million) from retail voice business.

Revenue from Data Center services has increased by ₹ 929 Million ($ 11.14 Million) on account of new contracts and higher capacity utilisation by existing customers.

Revenue from Digital Services has decreased by ₹ 70 Million ($ 0.83 Million) majorly due to decrease in (i) revenue in Cloud and Managed Services by ₹ 151 Million ($ 1.81 Million) (ii) Technology Integration Services by ₹ 857 ($ 10.27 Million) and this decrease is offset by (i) increase in revenue from Application Integration Service by ₹ 293 Million ($ 3.51 Million) ) majorly from sale of licenses and eLearning services and (ii) increase in revenue from Network Managed Services by ₹ 645 Million ($7.74 Million).

Other income

The change in other income is as follows:

			Increase/
	2023-24	2022-23	(decrease)	% Change
Other income	185	132	53	40%

Other income has increased by ₹ 53 million ($0.64 Million). The increase is primarily on account of increase in Miscellaneous income by ₹ 197 million (2.37 Million), which is offset by decrease in foreign exchange gain by ₹144 (1.73 Million)

Cost of goods sold and services rendered (COGS)

Our cost of goods sold and services rendered in each of the business segment is set forth in the following table:

			Increase/
	2023-24	2022-23	(decrease)	% change
Network Centric Services	9,782	8,597	1,185	14%
Data Center Services	4,914	4,729	185	4%
Digital Services	7,682	8,053	(371)	(5)%
Total	22,378	21,379	999	5%

The cost of goods sold has increased by 5% on an overall basis and the movement in COGS by nature of expense is explained in detail below:

	2023-24	2022-23	Increase/ (decrease)	% change
Network Costs	7,869	6,838	1,031	15%
Revenue Share	906	863	43	5%
Cost of Hardware / Software	4,327	5,135	(808)	(16)%
Power costs	4,623	4,283	340	8%
Direct Resources costs	2,859	2,407	452	19%
Other direct costs	1,794	1,853	(59)	(3)%
Total	22,378	21,379	999	5%

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

Profit from operating activities

	2023 -24	2022 -23	Increase/ (Decrease)	% Change
Operating profit	2,168	2,451	(283)	(11.55)%
As a percentage of revenue	6.08%	7.34%

Operating profit has decreased over the previous year due to higher utilization of assets and mix of revenue.

Finance income / (expense)

	2023 -24	2022 -23	Increase/ (Decrease)	% Change
Finance income	338	223	115	51.57%
Finance expense	(2,153)	(1,653)	(500)	30.25%
Net finance income / (expense)	(1,815)	(1,430)	(385)	26.92%

Finance income:
The finance income primarily consists of interest received from bank deposits of ₹ 231 million ($ 2.77 million), and interest income on income tax refund of ₹ 77 million ($ 0.92 million).

Finance expense:
The finance expenses is increased by ₹ 500 Million ($ 5.99 Million) the increase is primarily on account of increase in interest on borrowings from banks by ₹ 256 Million ($ 3.07 Million), interest on CCDs by ₹ 168 Million ($ 2.02 Million) interest on lease liability on account of IFRS 16 – Leases by ₹ 58 Million ($ 0.70 Million) and  increase in bank charges by ₹ 18 Million ($ 0.21 Million).

Net Profit

	2023 -24	2022 -23	Increase/ (Decrease)	% Change
Net Profit	169	675	(506)	(75)%
As a percentage of revenue	0.47%	2.02%

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

The following table summarizes our cash flows for periods presented:

	2024	2023	2022	2024
	₹ In million	₹ In million	₹ In million	US $ in million
Net cash from / (used in) operating activities	4,983	8,338	2,245	60
Net cash from / (used in) investing activities	(12,263)	(13,592)	(7,593)	(147)
Net cash from / (used in) financing activities	7,444	4,944	4,170	89
Effect of exchange rate changes on cash and cash equivalents	1	1	2	0
Net increase / (decrease) in cash and cash equivalents	165	(309)	(1,176)	2

As of March 31, 2024, 2023 and 2022 we had working capital (current asset – current liabilities) of ₹ 577 million, 259 million and ₹ 902 million which includes cash and cash equivalents of ₹ 4,059 million, 3,894 million and ₹ 4,202 million. We believe that cash from operations and existing lines of credit are sufficient to meet our liquidity requirements.

Our short-term borrowings to finance working capital requirements are primarily financed by cash credit facilities with banks. Borrowings for capital expenditures are financed through capital leases and long-term loans.

We have borrowings of ₹ 33,058 million (including Lease Liability to the extent of ₹ 3,043 million) as of March 31, 2024 out of which ₹ 7,532 million will be repaid within a period of 12 months. Interest outflow on existing borrowings for next year is expected to be ₹ 1,633 million. We have utilized working capital facility of ₹ 1,870 million out of limit of ₹ 5,430 million during fiscal 2023. We have unutilized non fund limit of ₹ 2,930 million as of March 31, 2024.

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

The Group has opted to transition to SOFR (Secured Overnight Financing Rate) from LIBOR. During the year under review, the Group entered into interest rate swaps in order to hedge the cash flows arising out of the interest payments of the underlying external commercial borrowing. The period of the swap contract is co terminus with the period of the underlying external commercial borrowing. As per the terms of the arrangement, the Company shall pay fixed rate of interest (8.9%) and receive variable rate of interest equal to SOFR + 2.5% on notional amount.

Compulsorily Convertible Debentures:

During the fiscal year 2021-2022, Sify Infinit Spaces Limited (“SISL”), a wholly owned subsidiary of Sify, in the business of providing data center services and operating the Company’s data centers, entered into a compulsorily convertible debentures subscription agreement with Kotak Special Situations Fund (“KSSF”) under which KSSF invested ₹ 4,000 million (USD 51.52 million) as of March 31, 2023. SISL  can further draw up to ₹ 6,000 million (USD 77.27 million) in one or more tranches by October 1, 2026 with prior communication to KSSF in writing of its requirement for additional investments on or before October 1, 2023. On July 20, 2023, SISL entered into an assignment letter with KSSF for the transfer of ₹ 6,000 million (US $ 72.98 million) of CCDs to Kotak Data Centre Fund (“KDCF”). The proceeds from these instruments are planned to be utilized for expansion of new data centers, including land acquisition for data centers, investment in renewable energy for data centers and repayment of existing debt.

On July 20, 2023, SISL entered into a compulsorily convertible debentures subscription agreement with KDCF. Pursuant to this agreement, KDCF invested ₹6,000 million (approximately US$72.23 million) in the form of CCDs issued by SISL. SISL plans to use the proceeds from the issue of CCDs for the expansion of new data centers, including land acquisition for data centers, investment in renewable energy for data centers and repayment of existing debt.

Cash and cash equivalents:

Cash and cash equivalents comprise of ₹2,559 million, ₹2,470 million and ₹ 2,504 million in bank accounts and ₹3,275  million, ₹2,375  million and ₹ 1,888  million in the form of bank deposits as on March 31, 2024, 2023 and 2022 out of which cash deposits in the form of margin money restricted for use by us amounts to ₹ 440 million, ₹ 1,195 million and ₹ 792 million. Cheques on hand comprises of amount ₹ NIL million, ₹ NIL million and ₹ 182 million as on March 31, 2024, 2023 and 2022. Cash on hand comprises of amount ₹ 1 million, ₹ 1 million and ₹ NIL million as on March 31, 2024, 2023 and 2022.

Net cash generated from operating activities for the year ended March 31, 2024 was ₹ 4,983 million ($ 59.77 million). This is attributable to increases in trade and other payables by ₹ 2,827 million ($ 33.91 million), in contract liabilities ₹ 841 million ($ 10.09 million)  due to advance billing  and  decrease in trade and other receivable  by ₹ 481 million ($ 5.77 million), in other assets by ₹ 1,478 million ($ 17.72 million), due to payment of taxes by ₹ 1,284 million ($ 15.40 million).

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

Net cash generated from operating activities for the year ended March 31, 2022 was ₹ 2,245 million ($ 29.56 million). This is attributable to increases in trade and other payables by ₹ 1,362 million ($ 17.97 million), in contract liabilities ₹ 1,283 million ($ 16.92 million)  due to advance billing  and  decrease in trade and other receivable  by ₹ 4,083 million ($ 53.86 million), in Inventory by ₹ 992 million ($ 13.09 million), due to payment of taxes by ₹ 1,276 million ($ 16.83 million) and on account of decrease in contract asset and cost by ₹ 661 million ($ 8.72 million)

 Net cash used in investing activities for the year ended March 31, 2024 was ₹ 12,263 million ($ 147.09 million) primarily on account of additional expenditure on Data Center facilities, investment in renewable energy for data centers, upgradation of network backbone, expansion of metro fiber to additional cities.

Net cash used in investing activities for the year ended March 31, 2023 was ₹ 13,592 million ($ 165.32 million) primarily on account of additional expenditure on Data Center facilities, investment in renewable energy for data centers, upgradation of network backbone, expansion of metro fiber to additional cities.

Net cash used in investing activities for the year ended March 31, 2022 was ₹ 7,593 million ($ 100.16 million) primarily on account of additional expenditure on Data Center facilities, investment in renewable energy for data centers, upgradation of network backbone, expansion of metro fiber to additional cities.

Net cash generated from financing activities for fiscal year 2024 was ₹ 7,444 million ($ 89.28 million). The increase is mainly due to borrowings amounting to ₹ 14,518 million ($ 174.14 million) out of which ₹ 6,000 million ($ 71.97 million) is on account of issue Compulsorily convertible debentures to Kotak Data Center Fund (KDCF)  and proceeds from issue of shares including share premium under ESOP ₹ 41.79 million ($ 0.5 million) received during the year. The increase was significantly offset by repayment of long term borrowings, Short term borrowings and lease liabilities of ₹ 3,395 million ($40.72), ₹ 495 million ($5.93) and ₹ 377 million ($ 4.52 million) respectively and finance expenses amounting to ₹ 2,849 million ($ 34.17 million).

Net cash generated from financing activities for fiscal year 2023 was ₹ 4,944 million ($ 60.13 million). The increase was mainly due to borrowings amounting ₹ 9,075 million ($ 110.38 million) out of which ₹ 1,980 million ($ 24.08 million) was on account of the issuance of CCDs to KSSF  and proceeds from issue of shares including share premium under the ESOP ₹ 8 million ($ 0.10 million) received during the year. The increase was significantly offset by repayment of long term borrowings, short term borrowings and lease liabilities of ₹ 2,705 million ($32.90), ₹ 1,520 million ($18.49) and ₹ 265 million ($ 3.22 million), respectively, and finance expenses amounting to ₹ 1,628 million ($ 19.80 million).

Net cash generated from financing activities for fiscal year 2022 was ₹ 4,170 million ($ 55.02 million). The increase was mainly due to borrowings amounting to ₹ 5,516 million ($ 72.77 million) out of which ₹ 2,020 million ($ 26.65 million) was on account of the issuance of CCDs to KSSF  and proceeds from issue of shares including share premium under the ESOP ₹ 44 million ($ 0.59 million) received during the year. The increase was significantly offset by repayment of lease liabilities of ₹224 million ($ 2.95 million) and finance expenses amounting to ₹ 1,117million ($ 14.73 million).

For the outstanding long term obligations of ₹ 18,795 million ($225.43 million) as on March 31, 2024, we have obligation to pay ₹ 5,557 million ($66.65 million) within 1 year, ₹ 7,922 million ($ 95.02 million) in 1 to 3 years, ₹ 5,536 million ($ 66.40 million) in 3 to 5 years  and ₹ 3,500 million ($ 41.98 million) in more than 5 years, amounting to ₹ 22,515 million ($ 270.05 million).

For the outstanding long term obligations of ₹ 16,160 million ($196.55 million) as on March 31, 2023, we have obligation to pay ₹ 3,302 million ($40.16 million) within 1 year, ₹ 7,385 million ($ 89.82 million) in 1 to 3 years, ₹ 5,744 million ($ 69.86 million) in 3 to 5 years  and ₹ 5,078 million ($ 61.76 million) in more than 5 years, amounting to ₹ 21,509 million ($ 261.61 million).

For the outstanding long term obligations of ₹ 10,012 million ($132.07 million) as on March 31, 2022, we have obligation to pay ₹ 2,871 million ($37.87 million) within 1 year, ₹ 3,875 million ($ 51.12 million) in 1 to 3 years, ₹ 2,220 million ($ 29.28 million) in 3 to 5 years  and ₹ 1,432 million ($ 18.89 million) in more than 5 years, amounting to ₹ 10,397 million ($ 137.15 million).

For the outstanding Lease Liability obligations of ₹ 3,043 million ($ 36.50 million) as on March 31, 2024, we have obligation to pay ₹ 588million ($ 7.05 million) within 1 year, ₹ 774 million ($9.28 million) in 1 to 3 years, ₹ 531 million ($ 6.37 million) in 3 to 5 years  and ₹ 6,696 million ($ 80.31 million) in more than 5 years, amounting to ₹ 8,589 million ($ 103.02 million).

For the outstanding Lease Liability obligations of ₹ 2,451 million ($ 29.81 million) as on March 31, 2023, we have obligation to pay ₹ 586million ($ 7.13 million) within 1 year, ₹ 789 million ($9.60 million) in 1 to 3 years, ₹ 555 million ($ 6.75 million) in 3 to 5 years  and ₹ 3,774 million ($ 45.90 million) in more than 5 years, amounting to ₹ 5,704 million ($ 69.38 million).

For the outstanding Lease Liability obligations of ₹ 2,207 million ($ 29.11 million) as on March 31, 2022, we have obligation to pay ₹ 507 million ($ 6.69 million) within 1 year, ₹ 733 million ($ 9.67 million) in 1 to 3 years, ₹ 430 million ($ 5.67 million) in 3 to 5 years  and ₹ 2,612 million ($ 34.46 million) in more than 5 years, amounting to ₹ 4,282 million ($ 56.49 million).

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

The adoption of amendments to IAS 21 is not expected to have any material impact on the consolidated financial statements.
.

Critical Accounting Policies

Our accounting policies affecting our financial condition and results of operations are more fully described in Note 3 to our Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F/A. Certain of our accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

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

Item 6. Directors, Senior Management and Employees.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

We maintain a Clawback Policy (the “Clawback Policy”) in compliance with the SEC’s and NASDAQ’s final rules. The Clawback Policy requires the repayment of certain erroneously awarded incentive-based compensation paid to any current or former executive officers, in connection with a restatement of financial statements if such compensation exceeded the amount that such executive officers otherwise would have received had it been determined based on the restated financial statements. Our Compensation/Nomination and Remuneration Committee assessed the applicability of the Clawback Policy in light of the restatement of the financial statements in this Amendment No.1. The Company concluded that no compensation is required to be recouped as a result of the restatement of the financial statements under this Amendment No. 1.

Item 15. Controls and Procedures:

Disclosure Controls and Procedures

As of the end of the period covered by the Original Form 20-F, our management, with the participation of our CEO and Managing Director and Executive Director and CFO, carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on March 31, 2024 and concluded that our disclosure controls and procedures were effective.

Subsequent to the evaluation of our disclosure controls and procedures in connection with the Original Form 20-F, our management, with the participation of our CEO and Managing Director and Executive Director and CFO, re-evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)under the Exchange Act) as at March 31, 2024, in connection with the amendment in presentation discussed in the explanatory note to this Amendment No. 1. Based on that re-evaluation, our management, with the participation of our CEO and Managing Director and Executive Director and CFO, concluded that our disclosure controls and procedures were not effective as at March 31, 2024, due to the material weakness in internal control over financial reporting as described below.

Management’s Annual Report on Internal Control over Financial Reporting
(Amended)

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

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Management identified the following material weakness in internal control over financial reporting as of March 31, 2024:

In connection with the amendment discussed in the explanatory note to this Amendment No.1, we identified material weakness in our internal control over financial reporting with respect to the design and implementation of effective controls to ensure the appropriate application of IFRS for reporting and presentation of complex financial instruments. Because of this material weakness, management has concluded that the Company did not maintain effective internal control over financial reporting as on March 31, 2024, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management’s Plan to Remediate the Identified Material Weakness

The Company proposes to implement the below remediation actions to address this material weakness:

•
Strengthen the specific controls whereby senior finance and accounting policy personnel perform an in-depth comprehensive review of classification and presentation of financial instruments including a review of disclosures and specific presentation evaluation to enforce operating effectiveness.

•	Augment the IFRS expertise in our accounting team by imparting specific training in evaluation and presentation of financial instruments.

The Company’s internal control over financial reporting as on March 31, 2024 has been audited by Manohar Chowdhry & Associates, an independent registered public accounting firm, who also audited the Company’s consolidated financial statements. Their audit report, which expresses an adverse opinion on the effectiveness of internal control over financial reporting, is presented below.

Changes in Internal Control Over Financial Reporting

Except as described above in management’s annual report on internal control over financial reporting (as amended), there has been no change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2024, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sify Technologies Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Sify Technologies Limited (the “Company”) and its subsidiaries (the Company and its subsidiaries are together referred to as “Group”) as of March 31, 2024, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weakness identified below on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of March 31, 2024, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements as of and for the year ended March 31, 2024, of the Group and our report dated May 2, 2024 (January 13, 2025 as to the effects of the restatement discussed in the basis for preparation to the consolidated financial statements), expressed an unqualified opinion on those consolidated financial statements and included explanatory paragraph regarding the restatement of the Group’s consolidated financial statements to correct identified misstatements.

Basis for Opinion

The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting (as revised). Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Material weakness

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Group’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment.

•	The Group did not design and implement effective controls to ensure the appropriate application of IFRS for reporting and presentation of complex financial instruments .

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as at and for the year ended March 31, 2024 of the Group, and this report does not affect our report on such consolidated financial statements.

Manohar Chowdhry & Associates (5341)
Chartered Accountants

UDIN: 25237830BMNTLJ3452

We have served as the Company's auditor since fiscal 2022.

Chennai, India
May 2, 2024 (January 13, 2025, as to the effects of the material weakness as a result of the restatement of the previously issued consolidated financial statements described in Management’s Report on Internal Control over Financial Reporting (as revised))

Item 17.
Financial Statements

See Item 18

Item 18.
Financial Statements

Consolidated Statements and other Financial Information

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sify Technologies Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Sify Technologies Limited (the “Company”) and its subsidiaries (the Company and its subsidiaries together are referred to as “Group”) as of March 31, 2024 and 2023, the related consolidated statements of comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended March 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2024 and 2023, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2024, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group's internal control over financial reporting as of March 31, 2024, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 2, 2024 (January 13, 2025 as to the effects of the material weakness described in Management’s Report on Internal Control over Financial Reporting (as revised)), expressed an adverse opinion on the Group's internal control over financial reporting  because of the identified material weakness.

Restatement of the Consolidated Financial Statements

As discussed in Note 2 ‘Basis of Preparation’ to the consolidated financial statements, the accompanying consolidated financial statements have been restated to correct identified misstatements.

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

How the Critical Audit Matter Was Addressed in the Audit

In view of the significance of the matter, we applied the following audit procedures in this area, among others, to obtain sufficient appropriate audit evidence:

•	We evaluated and tested the Group’s processes for trade receivables, including the credit control, collection and provisioning processes.

•	We evaluated the management viewpoint and estimates used to determine the allowance for bad and doubtful debts.

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

UDIN: 25237830BMNTLI1346

We have served as the Company's auditor since fiscal 2022.

Chennai, India
May 2, 2024 (January
 13
, 2025 as to the effects of the restatement discussed in the basis for preparation to the consolidated financial statements)

Sify Technologies Limited

Consolidated Statement of Financial Position
(In thousands of Rupees, except share data and as otherwise stated)

		As of March 31,		As of March 31,
		2024	2023	2024 Convenience translation into US$ thousands
	Note	₹	₹	Note 2(c)
		(Restated)	(Restated)	(Restated)
Assets
Property, plant and equipment	5	32,210,394	22,306,077	386,337
Right of Use Assets	7	7,257,692	5,689,423	87,050
Intangible assets	6	641,862	622,688	7,699
Other assets	10	4,256,687	4,540,098	51,055
Deferred contract costs		9,433	12,157	113
Other investments	15	1,203,862	1,044,020	14,439
Deferred tax assets	11	1,197,320	865,638	14,361
Total non-current assets		46,777,250	35,080,101	561,054

Inventories	12	3,393,317	1,941,923	40,700
Trade and other receivables, net	13	14,103,185	14,615,606	169,156
Contract assets	9	26,536	52,581	318
Deferred contract costs		161,845	127,566	1,941
Prepayments for current assets	14	685,529	741,129	8,222
Restricted cash	8	440,445	1,194,787	5,283
Other Bank Deposits	8	1,288,700	-	15,457
Cash and cash equivalents	8	4,105,489	3,650,446	49,242

Total current assets		24,205,046	22,324,038	290,319
Total assets		70,982,296	57,404,139	851,373

Equity	16
Share capital		1,846,146	1,841,168	22,143
Other Equity	16A	2,723,924	-	32,671
Share premium		19,732,786	19,685,143	236,678
Share based payment reserve		352,514	361,184	4,228
Other components of equity		44,186	53,094	530
Accumulated deficit		(6,625,962)	(6,794,901)	(79,472)
Total equity attributable to equity holders of the Company		18,073,594	15,145,688	216,778

Sify Technologies Limited

Consolidated Statement of Financial Position
(In thousands of Rupees, except share data and as otherwise stated)

		As of March 31,		As of March 31,
				2024
		2024	2023	Convenience translation into US$ thousands
	Note	₹	₹	Note 2(c)
		(Restated)	(Restated)	(Restated)
Liabilities
Borrowings	19	23,349,863	15,817,634	280,062
Lease liabilities	7	2,662,988	1,866,176	31,940
Employee benefits	17	159,949	129,903	1,918
Contract liabilities	9 & 21	3,053,428	2,323,958	36,623
Other liabilities	18	53,945	55,877	647
Total non-current liabilities		29,280,173	20,193,548	351,190

Borrowings	19	6,665,085	5,710,355	79,942
Lease Liabilities	7	379,851	585,003	4,556
Bank overdraft	8	486,888	951,504	5,840
Trade and other payable	20	14,012,773	12,845,558	168,072
Contract liabilities	9 & 21	2,083,932	1,972,483	24,995
Total current liabilities		23,628,529	22,064,903	283,405

Total liabilities		52,908,702	42,258,451	634,595
Total equity and liabilities		70,982,296	57,404,139	851,373

The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited
Consolidated Statement of Income
(In thousands of Rupees, except share data and as otherwise stated)

		Year ended March 31,			Year ended March 31,
		2024	2023	2022	2024 Convenience translation into US$ thousands
	Note	₹	₹	₹	Note2(c)
		(Restated)			(Restated)
Revenue
- Rendering of services		33,950,426	30,449,944	25,659,626	4,07,207
- Sale of products		1,683,496	2,953,782	1,366,049	20,192
Total	22	35,633,922	33,403,726	27,025,675	427,399
Cost of goods sold and services rendered
- Rendering of services		(18,127,785)	(18,576,006)	(14,208,357)	(217,428)
- Sale of products		(4,250,216)	(2,803,423)	(1,833,699)	(50,977)
Total		(22,378,001)	(21,379,429)	(16,042,056)	(268,405)

Other income
- Profit on sale of property, plant and equipment (Net)		-	10,781	4,825	-
- Other income		184,613	121,059	125,903	2,214
		184,613	131,840	130,728	2,214

Selling, general and administrative expenses	25	(6,499,562)	(5,733,634)	(4,943,575)	(77,957)
Depreciation and amortization	5,6&7	(4,773,414)	(3,971,865)	(3,283,452)	(57,253)
Impairment Loss on goodwill		-	-	(14,595)	-

Profit from operating activities		2,167,558	2,450,638	2,872,725	25,998

Finance income	28	337,723	222,905	73,577	4,051
Finance expenses	28	(2,153,242)	(1,652,522)	(1,098,096)	(25,826)
Net finance income / (expense)		(1,815,519)	(1,429,617)	(1,024,519)	(21,775)

Profit before tax		352,039	1,021,021	1,848,206	4,223
Income tax (expense) / benefit	11	(183,100)	(346,499)	(590,261)	(2,196)
Profit for the year		168,939	674,522	1,257,945	2,027
Attributable to:
Equity holders of the Company		168,939	674,522	1,257,945	2,027
Non-controlling interest		-	-	-	-
		168,939	674,522	1,257,945	2,027
Earnings per share	29
Basic earnings per share		0.92	3.69	6.89	0.01
Diluted earnings per share		0.91	3.64	6.73	0.01

The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited
Consolidated Statement of Comprehensive Income
(In thousands of Rupees, except share data and as otherwise stated)

	Year ended March 31,
	2024 ₹	2023 ₹	2022 ₹	2024 Convenience Translation into US$ thousands Note 2(c)
	(Restated)			(Restated)
Profit for the year	168,939	674,522	1,257,945	2,027
Other comprehensive income

Items that will not be reclassified to profit or loss
Remeasurements of the net defined benefit liability/asset	(19,673)	(55,783)	(22,062)	(236)
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	5,415	24,610	8,981	65
Total other comprehensive income, net of taxes	(14,258)	(31,173)	(13,081)	(171)
Total comprehensive income	154,681	643,349	1,244,864	1,856

Total comprehensive income attributable to:
Equity holders of the Company	154,681	643,349	1,244,864	1,856
Non-controlling interest
	154,681	643,349	1,244,864	1,856

Sify Technologies Limited
Consolidated Statement of Changes in Equity
(In thousands of Rupees, except share data and as otherwise stated)

For year ended March 31, 2024
 (Restated)
Particulars	Share capital	Share premium	Share based payment reserve	Other component s of equity	Retained earnings / (accumulated deficit)	Total	Non- controlling interest	Compulsorily Convertible Debentures	Total equity
Balance on April 1, 2023	1,841,168	19,685,143	361,184	53,094	(6,794,901)	15,145,688	-	-	15,145,688

Total comprehensive income for the year	-	-	-	(14,258)	168,939	154,681	-	-	154,681
Compulsorily Convertible Debentures presented as Equity	-	-	-	-	-	-	-	2,723,924	2,723,924

Transactions with owners, recorded directly in equity

Shares issued on exercise of ESOP	4,978	36,851	-			41,829		-	41,829
Transaction costs related to equity								-	-
Transferred from share based payment reserve on exercise of ESOP		10,792	(16,142)	5,350		-		-	-
Share-based payment transactions			7,472			7,472		-	7,472
Balance on March 31, 2024	1,846,146	19,732,786	352,514	44,186	(6,625,962)	15,349,670	-	2,723,924	18,073,594

For year ended March 31, 2023
 (Restated)

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained earnings / (accumulated deficit)	Total	Non- controlling interest	Total equity
Balance on April 1, 2022	1,840,238	19,676,167	349,123	77,299	(7,466,624)	14,476,203	-	14,476,203

Total comprehensive income for the year	-	-	-	(31,173)	674,522	643,349	-	643,349

Transactions with owners, recorded directly in equity

Shares issued on exercise of ESOP	930	8,976				9,906		9,906
Transaction costs related to equity					(2,799)	(2,799)		(2,799)
Transferred from share based payment reserve on exercise of ESOP				6,968		6,968		6,968
Share-based payment transactions			12,061			12,061		12,061
Balance on March 31, 2023	1,841,168	19,685,143	361,184	53,094	(6,794,901)	15,145,688	-	15,145,688

For year ended March 31, 2022

Particulars	Share capital	Share premium	Share based payment reserve	Other c omponent of equity	Retained earnings / (accumulated deficit)	Total	Non- controlling interest	Total equity

Balance on April 1, 2021	1,835,195	19,628,129	336,340	90,381	(8,724,570)	13,165,475	-	13,165,475

Total comprehensive income for the year	-	-	-	(13,082)	1,257,946	1,244,864	-	1,244,864

Transactions with owners, recorded directly in equity

Shares issued on exercise of ESOP	5,043	37,949				42,992		42,992
Transaction costs related to equity						-	-	-
Transferred from share based payment reserve on exercise of ESOP		10,089	(10,089)			-	-	-
Share-based payment transactions			22,872			22,872	-	22,872
Balance on March 31, 2022	1,840,238	19,676,167	349,123	77,299	(7,466,624)	14,476,203	-	14,476,203

Sify Technologies Limited
Consolidated Statements of Cash Flows
For the fiscal years ended March 31

(In thousands of Rupees, except share data and as otherwise stated)

	Year ended March 31,
	2024 ₹	2023 ₹	2022 ₹	2024 Convenience Translation into US$ thousands (Unaudited) Note 2(c)
	(Restated)			(Restated)
Profit for the year	168,939	674,522	1,257,945	2,027
Adjustments for:
Depreciation and amortization & Impairment of goodwill	4,773,414	3,971,865	3,298,047	57,253
(Gain) / loss on sale of property, plant and equipment	419	(10,783)	(4,825)	5
Provision for doubtful receivables/ advances	265,000	371,890	433,723	3,178
Stock compensation expense	7,472	16,494	22,885	82
Net finance (income) / expense	1,815,519	1,429,617	1,024,519	21,775
Unrealized (gain)/ loss on account of exchange differences	69,365	(42,660)	(15,509)	832
Amortization of leasehold prepayments	1,390	(1,515)	-	17
Tax expense	183,100	346,499	590,262	2,196
Cash flow from operating activities before working capital changes	7,284,618	6,755,929	6,607,047	87,365

Change in trade and other receivables	(481,267)	(400,481)	(4,080,446)	(5,772)
Change in inventories	(1,451,400)	465,280	(992,465)	(17,408)
Change in Contract Assets	26,045	(1,298)	(43,767)	312
Change in Contract Costs	(31,555)	178,528	(248,877)	(378)
Change in Contract Liabilities	840,918	706,485	1,282,743	10,086
Change in other assets	(1,477,571)	(789,470)	(301,328)	(17,722)
Change in trade and other payables	2,827,200	2,843,263	1,366,459	33,910
Change in Other Bank Deposits	(1,288,700)	-	-	(15,457)
Change in employee benefits	19,952	(57,047)	(69,815)	239
Cash generated from operations	6,268,240	9,701,189	3,519,551	75,175
Income taxes (paid)/ refund received	(1,284,867)	(1,362,951)	(1,274,883)	(15,404)
Net cash from / (used in) operating activities	4,983,373	8,338,238	2,244,668	59,771

Sify Technologies Limited
Consolidated Statements of Cash Flows
For the fiscal years ended March 31,

(In thousands of Rupees, except share and per share data and as otherwise stated)

	Year ended March 31,
				2024 Convenience Translation into US$ thousands
	2024 ₹	2023 ₹	2022 ₹	(Unaudited) Note 2 (c)
	(Restated)			(Restated)
Cash flows from / (used in) investing activities
Acquisition of property, plant and equipment	(11,121,455)	(11,616,131)	(6,801,252)	(133,392)
Expenditure on intangible assets		(417,466)	(333,867)
Proceeds from sale of property, plant and equipment	2,171	10,783	4,929	26
Investments in corporate debt securities & Equity	(153,640)	(546,886)	(263,904)	(1,843)
Finance income received	265,391	155,756	40,071	3,183
Amount paid for acquisition of right of use assets	(1,255,635)	(1,178,320)	(239,318)	(15,060)
Net cash from / (used in) investing activities	(12,263,168)	(13,592,264)	(7,593,341)	(147,086)

Cash flows from / (used in) financing activities
Proceeds from issue of shares on exercise of options (including share premium)	41,791	8,079	42,988	501
Proceeds from / (repayment) of borrowings (net)	4,628,405	4,849,485	3,537,074	55,514
Proceeds from issue of Compulsorily convertible debentures	6,000,000	1,980,000	2,020,000	71,965
Repayment of lease liabilities	(377,195)	(265,236)	(316,594)	(4,524)
Finance expenses paid	(2,849,121)	(1,627,907)	(1,113,528)	(34,173)
Net cash from / (used in) financing activities	7,443,880	4,944,421	4,169,940	89,283

Net increase / (decrease) in cash and cash equivalents	164,085	(309,605)	(1,178,733)	1,968
Cash and cash equivalents on April 1	3,893,729	4,202,018	5,378,388	46,702
Effect of exchange fluctuations on cash held	1,232	1,316	2,363	15
Cash and cash equivalents on March 31	4,059,046	3,893,729	4,202,018	48,685

Refer note 3 (c) and note 8 for the composition of cash and cash equivalents.

Disclosure relating to changes in liabilities arising from financing activities – Refer note below

The accompanying notes form an integral part of these consolidated financial statements

Note: Reconciliation of liabilities from financing activities

						Non-cash movement
Particulars	As on April 01, 2023	Proceeds	Repayment	Movement in Short term Borrowings	Net Cash flow movement	Foreign exchange movement	Reclass	Fair value changes	As on March 31, 2024
Borrowings	21,527,989	14,453,762	(2,751,383)	(467,200)	32,763,168	24,021	(2,665,728)	13,487	30,134,948
Lease Liability	2,451,179	993,671	(399,568)	-	3,045,282	1,451		(3,894)	3,042,839
Total	23,979,168	15,447,433	(3,150,951)	(467,200)	35,808,450	25,472	(2,665,728)	9,593	33,177,787

						Non-cash movement
Particulars	As on April 01, 2022	Proceeds	Repayment	Movement in Short term Borrowings	Net Cash flow movement	Foreign exchange movement	Reclass	Fair value changes	As on March 31, 2023
Borrowings	14,880,190	11,046,000	(2,530,185)	(1,520,339)	21,875,666	44,541	(409,000)	16,782	21,527,989
Lease Liability	2,207,403	596,842	(362,017)	-	2,442,228	4,411		4,540	2,451,179
Total	17,087,593	11,642,842	(2,892,202)	(1,520,339)	24,317,894	48,952	(409,000)	21,322	23,979,168

						Non-cash movement
Particulars	As on April 01, 2021	Proceeds	Repayment	Movement in Short term Borrowings	Net Cash flow movement	Foreign exchange movement	Reclass	Fair value changes	As on March 31, 2022
Borrowings	9,409,229	6,448,774	(2,581,123)	1,566,975	14,843,855	21,776	-	14,559	14,880,190
Lease Liability	2,202,649	326,600	(328,609)	-	2,200,640	2,501		4,262	2,207,403
Total	11,611,878	6,775,374	(2,909,732)	1,566,975	17,044,495	24,277	-	18,821	17,087,593

SIFY TECHNOLOGIES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Rupees, except share data and as stated otherwise)

1.	Reporting entity

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

These Consolidated Financial Statements have been approved for issue by the Board of Directors on January 13, 2025
.

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

Amendment to Form 20-F for the year ended March 31, 2024:

Sify Infinit Spaces Limited, a subsidiary Company of Sify Technologies Limited had issued Compulsorily Convertible Debentures (“CCDs”) to Kotak Special Situation Fund and Kotak Data Center Fund in amounts of
Rs.4,000
million

and Rs.6,000
million, respectively. The CCDs issued to Kotak Special Situations Fund are backed by a Put Option Agreement with the holding Company M/s Sify Technologies Limited. These CCDs carry an obligation to pay a fixed interest of
6% p.a.

Previously, the Company presented these CCDs as financial liabilities in the financial statements until the fixed number of shares to be issued upon conversion of the CCDs was determined. Subsequently, once the fixed number of shares to be issued upon conversion was determined, these CCDs were presented as equity. The Company assessed and concluded that certain terms in the arrangement are contingent, which was not to be considered while presenting the CCDs in the financial statements as per IAS 32. The Company has recognized the entire interest paid as an expense in the Consolidated Statement of Income as there is an unconditional obligation on the Company to make the interest payments.

The Company re-evaluated the presentation of Compound Financial Instruments in accordance with IAS 32 and concluded that a change in presentation is required as below:
•	The present value of the future interest obligation should be presented as a financial liability.
•
The residual value after deducting the financial liability component identified above is to be evaluated under Para 16 or 16A/16B of IAS 32 as may be applicable, for determining whether it is a financial liability or equity.

Therefore, the CCDs issued to Kotak Special Situations Fund are to be presented as
f
inancial
l
iabilities because they are backed by the Put Option Agreement. In the case of the CCDs issued to Kotak Data Center Fund (“KDCF”), the residual portion of the CCDs is to be presented as a financial liability until the fixed number of shares to be issued upon conversion is determined. Once the fixed number of shares are determined, the residual value should be presented as equity. Further, the Company determined that only the interest on the present value of the future interest obligation on CCDs issued to KDCF should be recognized in the Consolidated Statement of Income rather than the interest amount on the entire KDCF CCDs. When the liquidity event happens as per the terms of CCDs, the unmatured portion of the present value of future interest obligation recognized as financial liability should be classified as equity. These CCDs are presented separately as “Other Equity” and will be presented as non-controlling interes
t
s
upon issue of equity shares in the future. For additional information, see Note 19 herein.

The Company has amended the consolidated financial statements for the years ended March 31, 2024 and March 31, 2023. These amendments impact the Consolidated Statement of Financial Position, Consolidated Statement of Income, Consolidated Statement of Cash Flows and the previously reported earnings per share amounts.

The following tables present the impact on previously reported amounts in specific line items in the consolidated financial statements for the years ended March 31, 2024 and March 31, 2023.

Changes in Consolidated Statement of Financial Position (In thousands of Rupees):

	As per Original Form 20-F (As at)		As per Form 20-F/A (As at)
	March 31, 2024	March 31, 2023	March 31, 2024	March 31, 2023
Other Equity	8,800,000	2,000,000	2,723,924	-
Accumulated deficit	(6,745,965)		(6,625,962)
Borrowings (non-current)	17,608,315	13,817,634	23,349,863	15,817,634
Borrowings (Current)	6,450,561		6,665,085

Changes in Consolidated Statement of Income for the year ended March 31, 2024 (In thousands of Rupees):

	As per Original Form 20-F	As per Form 20-F/A
Profit from operating activities	2,167,558	2,167,558
Net finance expense	(1,935,522)	(1,815,519)
Profit/(Loss) before Tax	232,036	352,039
Taxes	(183,100)	(183,100)
Profit/(Loss) After Tax	48,936	168,939

Changes in Other Figures for the year ended March 31, 2024 (In Rupees)
:

	As per Original Form 20-F	As per Form 20-F/A
Basic earnings per Share	0.27	0.92
Diluted earnings per share	0.26	0.91

Summary of Amendment (In thousands of Rupees):

Particulars	2022-23	2023-24
Consolidated Statement of Financial Position
Decrease in Other Equity	2,000,000	6,076,076
Decrease in Accumulated Deficit		120,003
Increase/(Decrease) in Borrowings (non-current liabilities)	2,000,000	5,741,548
Increase/(Decrease) in Borrowings (current liabilities)		214,524

Consolidated Statement of Income
Decrease in Finance expense		120,003
Increase in Profit before tax		120,003
Increase in Earnings per share
Basic earnings per share		0.65
Diluted earnings per share		0.65

3.	Material accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these Consolidated Financial Statements

a.	Basis of consolidation

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

Compound Financial Instrument:

The terms of a non-derivative compound financial instrument, such as convertible debentures including the CCDs, are evaluated to determine whether it contains both a liability and an equity component. Such components are classified as financial liabilities, financial assets or equity instruments in accordance with the substance of the contractual arrangement. Interest, dividends and gains relating to the component that is a financial liability is recognized as income or expense in profit or loss. Distribution to holders of equity instruments is recognized directly in equity.

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
Depreciation on contract-specific assets are charged co-
terminously
over the contract period. Management’s estimated useful lives for the year ended March 31, 2024 and March 31, 2023 were as follows:

Estimate of useful life in years
Buildings comprising Civil structure, etc	28
Improvements forming part of the Building	5
Plant and machinery comprising computers, servers etc.	3 - 5
Plant and machinery comprising other items	3-8
Furniture and fittings	5
Office equipment	5
Motor vehicles	3

Depreciation is not recorded on construction-in-progress until construction and installation are complete and the asset is ready for its intended use.

The depreciation method, useful lives and residual value are reviewed at each of the reporting date

f.	Business combinations

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

The adoption of these amendments to IAS 21 are not expected to have any material impact on the consolidated financial statements.

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

5.	Property, plant and equipment

The following table presents the changes in property, plant and equipment during the year ended March 31, 2024

	Cost					Accumulated depreciation
Particulars	As of April 1, 2023	Additions	Deletions	Reclassification *	As of March 31, 2024	As of April 1, 2023	Depreciation for the year	Deletions	Reclassification	As of March 31, 2024	Carrying amount as of March 31, 2024

Freehold Land	206,867	-	-		206,867	-	-	-		-	206,867
Building	6,238,669	3,273,178	27	4,420,100	13,931,920	1,964,842	1,194,556	26	2,003,600	5,162,972	8,768,948
Plant and machinery	21,303,005	2,710,939	11,692		24,002,252	12,393,855	1,934,332	9,223		14,318,964	9,683,288
Computer equipment	2,037,261	163,271	16,879		2,183,653	1,780,677	160,078	16,820		1,923,935	259,718
Office equipment	2,106,995	265,633	570		2,372,058	1,180,336	289,494	567		1,469,263	902,795
Furniture and fittings	4,590,427	2,706	178	(4,420,100)	172,855	2,161,696	617	154	(2,003,600)	158,559	14,296
Vehicles	9,721	3,141	4		12,858	9,697		4		9,693	3,165
Total	36,492,945	6,418,868	29,350	-	42,882,463	19,491,103	3,579,077	26,794	-	23,043,386	19,839,077
Add: Construction in progress											12,371,317
Total	36,492,945	6,418,868	29,350	-	42,882,463	19,491,103	3,579,077	26,794	-	23,043,386	32,210,394

*
The Company incurred costs on Improvements comprising expenses for building interiors, electrical work, etc, which become an integral part of the building. These expenses are incurred to make the civil structure of the building ready for the intended use. These expenses on improvement are capitalized and depreciated over its estimated useful life of 5 years in accordance with the accounting policy consistently applied by the Company. The Company believes that it is more appropriate to disclose such improvements as a part of Buildings rather than as part of Furniture and Fittings. Hence the cost of such Improvements and the accumulated depreciation thereon, as on April 1, 2023 has been transferred as part of Building for a better presentation.

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
 2023.

	Bandwidth Capacity	Software	License fees	Total

(A) Cost
Balance as of April 01, 2022	736,388	1,903,705	78,000	2,718,093
Acquisitions during the year	36,900	383,475	-	420,375
Disposals during the year	-	-	-	-
Balance as of March 31, 2023	773,288	2,287,180	78,000	3,138,468
Acquisitions during the year	-	508,172	-	508,172
Adjustment	-	-	-	-
Disposals during the year	-	256	-	256
Balance as of March 31, 2024	773,288	2,795,096	78,000	3,646,384

(B) Amortization
Balance as of April 01, 2022	587,178	1,452,746	43,439	2,083,363
Amortization for the year	95,319	333,935	3,163	432,417
Impairment loss on intangibles
Balance as of March 31, 2023	682,497	1,786,681	46,602	2,515,780
Amortization for the year	89,216	396,530	3,150	488,896
Disposals during the year		154		154
Balance as of March 31, 2024	771,713	2,183,057	49,752	3,004,522

(C) Carrying amounts
As of April 01, 2022	149,210	450,959	34,561	634,730
As of March 31, 2023	90,791	500,499	31,398	622,688
As of March 31, 2024	1,575	612,039	28,248	641,862

Intangible assets that were fully impaired / amortised were removed from the block.

Capital commitments

The Company had not committed to spend any amount under agreements to purchase intangible assets during the year ending March 31, 2024 and 2023.

7.	Right of use assets

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2024:

		Category of ROU asset
Particulars	Land	Building	P&M	IRU	Total
Balance as of April 1, 202 3	2,850,345	1,927,648	349,874	561,556	5,689,423
Additions	861,343	1,017,867	26,940	387,074	2,293,224
Adjustments	-	(8,775)	(10,739)	-	(19,514)
Depreciation	(39,966)	(395,760)	(122,064)	(1,47,651)	(705,441)
Balance as of March 31, 202 4	3,671,722	2,540,980	244,011	800,979	7,257,692

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2023:

		Category of ROU asset
Particulars	Land	Building	P&M	IRU	Total
Balance as of April 1, 2022	1,783,510	1,594,112	480,501	554,591	4,412,714
Additions	1,085,331	681,500	7,468	85,387	1,859,686
Adjustments	-	-	-	-	-
Depreciation	(18,496)	(347,964)	(138,095)	(78,422)	(582,977)
Balance as of March 31, 2023	2,850,345	1,927,648	349,874	561,556	5,689,423

Particulars	March 31, 2024	March 31, 2023
Current lease liabilities	379,851	585,003
Non-current lease liabilities	2,662,988	1,866,176
Total	3,042,839	2,451,179

The following is the movement in lease liabilities during the Year ended

Particulars	March 31, 2024	March 31, 2023
Balance as of April 1,	2,451,179	2,207,403
Additions	993,651	596,842
Finance cost accrued during the period	253,316	278,697
Deletions	(19,503)	-
Payment of lease liabilities	(633,420)	(640,714)
Fair value adjustment	(3,813)	4,575
Translation difference	1,429	4,376
Balance as of March 31,	3,042,839	2,451,179

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

(a) Restricted cash

	March 31, 2024	March 31, 2023	March 31, 2022
Current
Bank deposits held under lien against borrowings / guarantees from banks / Government authorities	440,445	1,194,787	792,035
Total restricted cash	440,445	1,194,787	792,035
(b) Non restricted cash
Current
Cash and bank balances	4,105,489	3,650,446	3,781,978
Other bank deposits (maturity period more than 3 months)	1,288,700	-	-
Total Non restricted cash	5,394,189	3,650,446	3,781,978
Total cash (a+b)	5,834,634	4,845,233	4,574,013
Bank overdraft used for cash management purposes	(486,888)	(951,504)	(371,995)
Other bank deposits (maturity period more than 3 months)	(1,288,700)	-	-
Cash and cash equivalents for the statement of cash flows	4,059,046	3,893,729	4,202,018

9.	Contract balances

The following table provides information about receivables, contract assets and contract liabilities from the contracts with the customers

Particulars	March 2024		March 2023
Trade Receivables		10,155,223		11,345,542
Contract Assets – Unbilled Revenue		26,536		52,581
Contract liabilities – Deferred Income
Current contract liabilities	2,083,932		1,972,483
Non-current contract liabilities	3,053,428		2,323,958
Total Contract liabilities – Deferred Income		5,137,360		4,296,441

The following table provides the movement in contract assets (unbilled revenue) for the year ended March 31, 2024 and March 31, 2023:

Particulars	March 31, 2024	March 31, 2023
Balance as of April 1	52,581	51,283
Add: Revenue recognized during the year	27,223	51,111
Less: Invoiced during the year	(53,315)	(51,312)
Add: Translation gain or (loss)	47	1,499
Balance as of March 31	26,536	52,581

The /following table provides the movement in contract liabilities (Deferred Income) for the year ended March 31, 2024 and March 31, 2023:

Particulars	March 31, 2024	March 31, 2023
Balance as of April 1	4,296,441	3,590,019
Less: Revenue recognized during the period	(2,575,119)	(1,702,548)
Add: Invoiced during the period but revenue not recognized	3,412,300	2,420,931
Add: Translation gain or (loss)	3,738	(11,961)
Balance as of March 31	5,137,360	4,296,441

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

“Financial assets included in Other assets” comprise security deposits and Bank deposits having a maturity period of more than
12
months, interest accrued on investments, and other non-current advances made in the ordinary course of business. While non-current deposits are included as part of Other Assets and disclosed as “Financial assets included in other assets,” the receivables are separately disclosed as part of Note 13.

11.	Deferred tax assets and liabilities

The tax effects of significant temporary differences that resulted in deferred tax assets and a description of the items that created these differences is given below
.

Recognized deferred tax assets / (liabilities)		Assets / (liabilities)
	March 31, 2024	March 31, 2023	March 31, 2022
Deductible temporary difference
Property, Plant and Equipment	974,835	714,742	554,604
Lease obligations on right of use assets	181,500	147,614	130,143
Provision for employee benefits	48,879	45,421	46,204
Accounts receivable	131,197	104,658	111,455
Payment to the MSME Vendors	10,934	-	-
Provision for Doubtful Advances	22,819	21,177	20,976
	1,370,164	1,033,612	865,382
Taxable temporary difference
Intangible assets	(144,273)	(133,829)	(143,519)
Finance Lease obligations	(28,571)	(34,145)	(35,670)
	(172,844)	(167,974)	(179,189)

Unused Tax credits
Mat Credit Entitlement	-	-	-
Net deferred tax asset (liability) recognized in Balance Sheet	1,197,320	865,638	686,193

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

Reconciliation of effective tax rate

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before taxes is summarized below:
	Year ended March 31, 2024	Year ended March 31, 2023	Year ended March 31, 2022
Profit before income taxes	352,039	1,021,021	1,848,206
Enacted tax rates in India	25.17%	25.17%	25.17%
Computed expected tax expense / (benefit)	88,608	256,991	465,193
Effect of:
Share based payment expense not deductible for tax purposes	-	-	-
Unrecognized deferred tax assets on losses incurred during the year (net of temporary differences, if any)
Recognition of previously unrecognised deferred tax asset on temporary differences	(1,735)	(42,500)	(37,923)
Difference on account differential tax rates in different jurisdictions	(22,852)	18,519	23,917
Effect of Unrecognised business loss including reversal of previously recognised DTA on business loss	157,100	105,500	-
Expenses/income not taxable
Recognition of current year temporary differences
Recognition of previously unrecognized tax losses	-	-	-
Difference on account of differential tax rates in different companies	-	-	-
Effect of expenses that are not deductible in determining taxable profit	26,963	1,700	7,224
Expenses/income not taxable
Unrecognized temporary differences	-	-	-
Utilisation of previously unrecognised temporary differences	-	-	14,875
Effect of rate difference in opening and closing deferred tax	-	-	(718)
Permanent difference on account of coupon charges on CCDs	(30,205)	43	1
Others	(34,779)	6,246	(10,920)
Reversal of previously recognised temporary differences	-	-	128,612
	183,100	346,499	590,261

12.	Inventories

	March 31, 202 4	March 31, 202 3
Trade inventories*	3,393,317	1,941,923
	3,393,317	1,941,923

* Includes project inventory of ₹3,034,240 ( previous year: ₹ 1,692,378)

13.	Trade and other receivables

Trade and other receivables comprise:

	March 31, 2024	March 31, 2023
(i) Trade receivables, net	10,155,223	11,345,542
(ii) Other receivables including deposits	3,947,962	3,270,064
(iii) Contract related accruals	-	-
	14,103,185	14,615,606

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

Other Investments comprise investment in unquoted equity instruments classified as financial assets at FVTOCI and investment in unquoted debt securities classified as financial assets at amortised cost. The details of such investments are given below:

	March 31, 2024	March 31, 2023
Investment in equity instruments – unquoted
Investment in equity shares of Vashi Railway Station Commercial Complex Limited	150	150
Investment in equity shares of Sarayu Clean Gen Private Limited	1,560	1,560
Investment in The Gizmo App Company	20,843	20,554
Investment in Tasoula Energy Private Limited	225,000	225,000
Investment in Padvest Corporation	4,168	4,111
Investment in Digifresh Corporation	16,640	16,443
Investment in VEH Srishti Energy Private Limited	375,300	375,300
Investment in Chatter Inc	12,506	12,333
Investment in Passerine technologies Inc	16,675	16,443
Investment in Cloudfabrix Software Inc	125,061	-
Investment in Sylvie Unlimited Inc	12,506	-
Investment in debt securities – unquoted
Investment in Elevo Corporation(Erstwhile Attala Systems Corporation) #	393,453	372,126
	1,203,862	1,044,020

16.	Equity

No of shares

	March 31, 2024	March 31, 2023
Issued as of April 01	182,835,369	182,742,369
Issued for cash	-	-
Issued for consideration other than cash	-	-
Exercise of share options	497,091	93,000
Issued as of March 31	183,332,460	182,835,369
Value (₹) (‘000)	1,846,146	1,841,168

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

16A.	Fully paid Compulsorily Convertible debentures:

	2024	2023

Compulsorily convertible Debentures issued to Kotak Data Center Fund	2,723,924	-
	2,723,924	-

During the current financial year, Kotak Data Center Fund (KDCF) subscribed to 48,000,000 (Four crore and Eighty Lacs only) Series 4 Compulsorily Convertible Debentures (CCDs) with face value of INR 100 each amounting to ₹ 4,800 millions ("series 4 CCD"). Conversion ratio was fixed at 0.5434 pursuant to the DSA dated July 20, 2023.

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

Contributions
: The Group expects to contribute ₹89,083 to its gratuity fund during the year ending March 31, 2025.

The expected benefit payments to be made in the next few years are as under:

Year	March 31, 2024	March 31, 202 3
1 Year	72,898	58,014
2 to 5 years	237,283	187,762
6 to 10 years	157,127	121,795
More than 10 years	86,437	67,564

Plan assets:
The Gratuity plan’s weighted-average asset allocation on March 31, 2024 and March 31, 2023, by asset category is as follows:

	March 31, 202 4	March 31, 20 23
Funds managed by insurers	100%	100%

Remeasurements of the net defined benefit liability recognized in other comprehensive income

Amount recognized in other comprehensive income for the years ending March 31, 2024, 2023, and 2022 are as follows:

	March 31, 2024	March 31, 2023	March 31, 2022
Remeasurements of the net defined benefit liability
Actuarial (gain)/loss
- Change in demographic assumptions	-	(4,966)	146
- change in financial assumptions	2,556	24,823	(402)
- experience variance	18,628	27,747	21,146
- return on plan assets, excluding amounts recognized in net interest expense/ income	(1,511)	8,179	1,172
	19,673	55,783	22,062

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
3
 and 20
22
. The Group has contributed to 401(K) plans on behalf of eligible employees amounting to ₹ 19,912 (March 31, 20
23
: ₹ 17,537) during the year ended March 31, 202
4
.

18.	Other liabilities

	March 31, 2024	March 31, 2023
Other liabilities	53,945	55,877
	53,945	55,877
Financial liabilities included in other liabilities	17,945	19,877

19.	Borrowings

	March 31, 2024	March 31, 2023
Current
Term bank loans (Refer note (a) to ( f ) below)	2,818,144	1,740,076
Other working capital facilities (Refer note ( j ) to ( r ) below)	2,899,996	3,367,962
Borrowings from others (Refer note ( b ), ( i ) below)	946,945	602,317
	6,665,085	5,710,355
Non current
Term bank loans (Refer note (a) to (g) below)	13,076,474	9,874,545
Borrowings from others (Refer note ( b ), (d), (h) ,(i) & (s) below)	10,273,389	5,943,089
	23,349,863	15,817,634

(a) Of the above, facilities amounting to ₹ 3,076
million (previous year:
₹ 1,635
m
illion) by the Company is primarily secured by way of pari-passu charge on the project
r
eceivables and charge on movable fixed assets disbursed under Noida DC Project.

(b) Of the above, facilities amounting to ₹ 1,810
m
illion
(previous year: ₹
747
m
illion) by the Company is primarily secured by way of pari-passu charge on the project Receivables and charge on movable fixed assets disbursed under Chennai DC Project.

Out of this ₹ 346 Million is loan availed from others (NBFC).

(c) Of the above, facilities amounting to ₹ 5,001
million (previous year: ₹
2,804
m
illion) by the Company is primarily secured by way of pari-passu charge on the project Receivables and charge on movable fixed assets disbursed under Rabale T5 DC Project.

(d) i.

Of total term loan balance ₹ 3,899
m
illion (previous year
:
₹ 3,867
m
illion) is primarily secured by charge on movable fixed assets funded by term loan and also secured by project receivables. Of the total term loan balance, an amount of ₹ 102
m
illion (previous year
:
₹ 306
m
illion) including current maturity is primarily secured against the specific project receivables of the company and ₹ 334
m
illion (previous year
:
₹ 553
m
illion) is secured by moveable fixed assets funded out of Term Loan.

   ii.

Of
the
total term loan balance ₹ 3,672
m
illion (previous year
:
₹ 1,958
m
illion), ₹ 770
m
illion (previous year
:
₹ 475
m
illion
)
 are primarily secured by a cover of 1.25 times charge on identifiable movable fixed assets and 402
m
illion (previous year
:
₹ 483
m
illion) are primarily secured by movable fixed assets funded out of term loan. ₹ 1,000
m
illion (previous year
:
₹
NIL
) Exclusive Charge on assets created out of the capex for which reimbursement is sought, an amount of ₹ 1,500
m
illion (previous year
:
₹ 1,000
m
illion) is also primarily secured by the exclusive charge on Specific Movable Fixed Assets coverage of 1.10x, with Second pari-passu charge on entire current assets of the Borrower, including trade/ bills receivables, book debts, etc. both present & future, excluding the Cash margin lien marked or Current Assets specifically funded by other lenders.

(e)
During the 2020-2021 fiscal year, the Company entered into an External Commercial Borrowing (ECB) facility agreement for $
5
million. The Company drew down $
5
million out of the loan during the 2020-2021 fiscal year and repaid: $
0.5
million in the 2021-2022 fiscal year, $
1
million in the 2022-2023 fiscal year and $
1
 million in the 2023-2024 fiscal year. The Company also entered into a currency swap agreement (from USD to INR) to fully hedge foreign currency exposure towards principal repayment and interest rate swap from floating to fixed
.

(f) The term loans bear interest rate ranging from 7.85% to 10.84% repayable in  quarterly instalments within a tenor of 3 to 6 years after moratorium period ranging from 6 months to 2 years in certain cases.

(g) The Company has adjusted the processing charges paid with respect to borrowings from borrowings from banks ₹ 162
m
illion (Previous year ₹ 185
m
illion).

(h)
Compulsorily Convertible Debentures

Kotak Special Situations Fund (KSSF):

During the 2021-2022 fiscal year, pursuant to a Debenture Subscription Agreement (“DSA”) dated November 1, 2021, KSSF subscribed to (i) 20,000,000  Series 1 Compulsorily Convertible Debentures (the “Series 1 CCDs”) with a face value of ₹ 100 each, amounting to ₹ 2,000 million in Series 1 CCDs and (ii) 1% of 20,000,000  Series 2 Compulsorily Convertible Debentures (“Series 2 CCDs”) with a face value of ₹ 100 each, amounting to ₹ 20 million in Series 2 CCDs, in each case, issued by SISL.

During the 2022-2023 fiscal year, KSSF subscribed to an additional 19,800,000 Series 2 CCDs with a face value of ₹ 100 each, amounting to an additional ₹ 1,980 million in Series 2 CCDs issued by SISL.

Further, SISL has the option and right to require KSSF to acquire additional CCDs to be issued by SISL (“Additional CCDs”) in one or more tranches before October 1, 2026 for up to an aggregate subscription amount of ₹ 6,000 million.

The conversion ratio for CCDs is decided based on the equity valuation of the next financial year following the financial year of drawdown of CCD money.

During the 2022-2023 fiscal year, the Company valued the share price and fixed the conversion ratio of 0.8112 for the Series 1 CCDs subscribed by KSSF pursuant to the formula provided in the DSA.

During the 2023-2024 fiscal year, the Company valued the share price and fixed the conversion ratio of 0.8026 for the Series 2 CCDs subscribed by KSSF pursuant to the formula provided in the DSA.

On July 20, 2023, SISL entered into an assignment letter with KSSF for the transfer of ₹ 6,000 million to Kotak Data Centre Fund (“KDCF”).

The Series 1 CCDs and Series 2 CCDs carry a coupon rate of 6% per annum, payable half-yearly. The Series 1 CCDs and Series 2 CCDs shall be fully, mandatorily and compulsorily converted into equity shares by October 1, 2031, as provided for in the DSA.

The Series 1 CCDs and Series 2 CCDs are secured by a secondary charge over identified movable assets of Data Center facility.

Kotak Data Center Fund (“KDCF”):

During the 2024-2025 fiscal year, pursuant to the Debenture Subscription Agreement (“Second DSA”), dated July 20, 2023, KDCF subscribed to 48,000,000 Series 4 Compulsorily Convertible Debentures (“Series 4 CCDs”) with a face value of ₹ 100 each, amounting to ₹ 4,800 million in Series 4 CCDs. The conversion ratio was fixed at 0.5434 pursuant to the Second DSA.

During the 2024-2025 fiscal year, KDCF subscribed to 12,000,000 Series 5 Compulsorily Convertible Debentures (“Series 5 CCDs”) with a face value of ₹ 100 each, amounting to ₹ 1,200 million in Series 5 CCDs.

The Series 5 CCD conversion ratio will be fixed by a formula based on (i) SISL’s operating performance as represented by a multiple of SISL’s EBITDA for the financial year 2024-2025, (ii) SISL’s net debt and (iii) the total number of shares outstanding on the applicable closing date. The number of shares to be issued for Series 5 CCD
s
is determined by subtracting the number of shares issued for Series 4 CCDs from the total number of shares to be issued as arrived above.

The Series 4 CCDs and Series 5 CCDs carry a coupon rate of 6% per annum, payable half-yearly. The Series 4 CCDs and Series 5 CCDs shall be fully, mandatorily and compulsorily converted into equity shares by March 31, 2033, as provided for in the Second DSA.

The Series 4 CCDs and Series 5 CCDs are secured by a secondary charge over identified movable assets of Data Center facility.

Accounting Treatment:

The CCDs issued by SISL to KSSF and KDCF have been evaluated based on para 28 of IAS 32 as the instruments have both a liability and equity component. In accordance with para 15 of IAS 32, the present value of the future interest payments is presented as a separate component, and the remaining value of the instrument is treated as a separate component.

The present value of the future interest payments of all the CCDs is treated as a financial liability, as there is an unconditional obligation on the Company to make these payments.

For the Series 1 CCDs and Series 2 CCDs, the entire value of Rs.4,000 million is treated as a financial liability. The present value of the interest payments amounting to Rs.1,686 million is treated as a financial liability as there is an unconditional obligation on the Company to make these payments. The remaining value of Rs.2,314 million is evaluated based on para 16A and 16B of IAS 32, as these are puttable instruments since these CCDs are subject to the Put Option Agreement executed by the Company. As these CCDs do not qualify for the exception to the definition of a financial liability, the residual component is also treated as a financial liability. Accordingly, the Company changed the presentation of the Series 1 CCDs and Series 2 CCDs from equity and is presenting these instruments as a financial liabilities in the Consolidated Statement of Financial Position for the
year

ended March 31, 2023 and 2024.

For the Series 4 CCDs, the present value of the interest payments, amounting to Rs.2,076 million, is presented as a financial liability. The remaining value of Rs.2,724 million is presented as equity, as the Series 4 CCDs satisfy the conditions prescribed in para 16 of IAS 32.

For the Series 5 CCDs, the present value of interest payments of Rs. 518 million is similarly now presented as a financial
liability, while the remaining value of Rs. 682 million is assigned to the other component. The residual component of the Series 5 CCDs will be treated as a financial liability until the fixed conversion ratio of the Company’s equity shares is determined.

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

(n). Of
t
he above, facilities amounting to ₹ 620
m
illion  (previous year ₹ Nil) are primarily secured by way of pari-passu charge on current assets of the Company, both present and future.

(o). Of the above, facilities amounting to ₹ Nil (previous year ₹ 374
m
illion) are secured by way of pari-passu charge on current assets. Out of which ₹ Nil (previous year ₹ 25
m
illion) has first pari-passu charge on unencumbered movable fixed assets of the Company.

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

25.	Selling, general and administrative expenses

	Year ended
	March 31, 2024	March 31, 2023	March 31, 2022

Personnel expenses	2,455,114	2,045,942	1,734,944
Marketing and promotion expenses	116,618	256,688	120,057
Administrative and other expenses*#	3,927,830	3,431,004	3,088,574
	6,499,562	5,733,634	4,943,575
# Includes Contract associates costs
Attributable to cost of goods sold and services rendered	139,154	112,076	210,870
Attributable to selling, general and administrative expenses	193,827	25,892	113,591

26.	Personnel expenses

	Year ended
	March 31, 2024	March 31, 2023	March 31, 2022
Salaries and wages	4,907,965	4,122,783	3,291,605
Contribution to provident fund and other funds	329,107	263,593	189,207
Staff welfare expenses	70,498	50,305	56,295
Employee stock compensation expense	6,874	16,494	22,885
	5,314,444	4,453,175	3,559,992
Attributable to cost of goods sold and services rendered	2,859,329	2,407,234	1,825,048
Attributable to selling, general and administrative expenses	2,455,115	2,045,941	1,734,944

27.	Share-based payments

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

A summary of information about fixed price stock options outstanding with respect to ASOP 2014 is furnished below:

As at	Range of exercise price in ₹	Number outstanding on March 31	Weighted average exercise price in ₹	Weighted average remaining contractual life	Number exercisable on March 31	Weighted average exercise price In ₹
March 31, 2024	66.6 - 230.97	6,329,187	90.12	0.05- 3.82 Years	5,183,587	90.12
March 31, 2023	66.6 - 230.97	6,972,978	92.60	0.06-4.82 Years	5,584,478	92.60

March 31, 2022	57.66-230.97	7,232,978	87.82	0.8-4.58 Years	8,771,360	87.82

28.	Financial income and expense

	Year ended
	March 31, 202 4	March 31, 2023	March 31, 2022
Interest income on bank deposits	231,377	82,675	45,060
Others	106,346	140,230	28,517
Finance income	337,723	222,905	73,577
Interest expense on lease obligations	249,964	191,911	185,092
Bank charges (including letter of credit, bill discounting and buyer’s credit charges)	164,980	147,117	107,834
Interest expense on borrowings	1,738,298	1,313,494	805,170
Finance expense	(2,153,242)	(1,652,522)	(1,098,096)
Net finance income / (expense) recognized in profit or loss	(1,815,519)	(1,429,617)	(1,024,519)

29.	Earnings per share

The calculation of basic earnings per share for the years ended March 31, 2024, 2023, and 2022 is based on the profit / (loss) attributable to ordinary shareholders of ₹168,939, ₹674,522, and ₹1,257,945 respectively and a weighted average number of shares outstanding of 183,033,950, 182,803,189 and  182,468,672 respectively, calculated as follows:

	Year ended
	March 31, 2024	March 31, 2023	March 31, 2022
Net profit – as reported	168,939	674,522	1,257,945

Weighted average number of shares – basic	183,033,950	182,803,189	182,468,672
Basic earnings per share	0.92	3.69	6.89

Weighted average number of shares – diluted	185,198,369	185,672,592	187,016,037
Diluted earnings per share	0.91	3.64	6.73

Weighted average number of ordinary shares basic

	Year ended March 31,
	2024	2023	2022
Issued fully paid ordinary shares on April 01	182,835,369	182,742,369	182,238,069
Effect of shares issued on exercise of stock options	198,581	60,820	230,603
Effect of partly paid shares	-	-	-
Weighted average number of equity shares and equivalent shares outstanding	183,033,950	182,803,189	182,468,672

Weighted average number of ordinary shares diluted

	Year ended March 31,
	2024	2023	2022
Weighted average number of ordinary shares (basic)	183,033,950	182,803,189	182,468,672
Effect of stock options (Note 1)	2,164,419	2,869,403	4,547,365
Weighted average number of equity shares outstanding (diluted)	185,198,369	185,672,592	187,016,037

Note 1: The Company has issued Associate Stock Options of which  6,329,187  (Previous year : 6,972,978 ) options are outstanding as at March 31, 2024. These could potentially dilute basic earnings per share in future. Refer Note (27).

30.	Segment reporting

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

The Group’s operating segment information for the years ended March 31, 2024, 2023 and 2022 are presented below:

Year ended March 31, 2024

	Network- Connectivity Services	Data Center Services	Digital Services	Total
	(A)	(B)	(C )	(D) = (A)+(B)+(C)

External Customers	14,661,136	11,053,956	9,918,830	35,633,922
Intersegment Revenues	-	87,753	221,461	309,214
Operating expenses*	(12,319,398)	(6,425,331)	(10,104,912)	(28,849,641)
Intersegment Expenses	(251,796)	-	(57,418)	(309,214)
Segment operating income / (loss)	2,089,942	4,716,378	(22,039)	6,784,281
Unallocated expenses:
Support Service Unit Costs				(192,902)
Depreciation and amortization				(4,773,414)
Other income / (expense), net				184,613
Finance income				337,723
Finance expenses*				(1,988,262)
Profit / (loss) before tax				352,039
Income tax (expense) / benefit				(183,100)
Profit / (loss) for the year				168,939

*Bank charges of ₹ 164,980 ($ 1,979) have been allocated to respective segments in operating expenses

Year ended March 31, 2023

	Network- Connectivity Services	Data Center Services	Digital Services	Total
	(A)	(B)	(C )	(D) = (A)+(B)+(C)

External Customers	13,290,510	10,125,610	9,987,606	33,403,726
Intersegment Revenues	-	87,749	219,754	307,503
Operating expenses*	(11,125,798)	(6,085,634)	(9,899,113)	(27,110,545)
Intersegment Expenses	(250,085)	-	(57,418)	(307,503)
Segment operating income / (loss)	1,914,627	4,127,725	250,829	6,293,181
Unallocated expenses:
Support Service Unit Costs				(149,607)
Depreciation and amortization				(3,971,865)
Other income / (expense), net				131,840
Finance income				222,905
Finance expenses*				(1,505,433)
Profit / (loss) before tax				1,021,021
Income tax (expense) / benefit				(346,499)
Profit / (loss) for the year				674,522

*Bank charges of ₹ 147,089 ($ 1,789) ha
ve
been allocated to respective segments in operating expenses

Year ended March 31, 2022

	Network- Connectivity Services	Data Center Services	Digital Services	Total
	(A)	(B)	(C )	(D) = (A)+(B)+(C)

Segment revenue	12,011,178	7,494,395	7,520,102	27,025,675
Intersegment Revenues	-	87,753	220,468	308,221
Allocated segment expenses	9,880,381	4,297,871	6,702,094	20,880,346
Intersegment Expenses	(250,803)	-	(57,418)	(308,221)
Segment operating income / (loss)	1,879,994	3,284,277	981,058	6,145,329
Unallocated expenses:
Support Service Unit Costs				(105,285)
Depreciation and amortization				(3,298,047)
Other income / (expense), net				130,728
Finance income				73,577
Finance expenses				(1,098,096)
Profit / (loss) before tax				1,848,206
Income tax (expense) / benefit				(590,261)
Profit / (loss) for the year				1,257,945

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

Put
Option:

Sify Infinit Spaces Limited (“SISL”), wholly owned subsidiary of the Company issued Compulsorily Convertible Debentures (“CCDs”) to Kotak Special Situations Fund (“KSSF”) pursuant to a Debenture Subscription Agreement (“DSA”), dated November 1, 2021, with an initial subscription of ₹ 2,020 million during the 2021-2022 fiscal year, and a subsequent subscription of ₹ 1,980 million during the 2022-2023 fiscal year. Further, SISL has the option and right to require KSSF to acquire additional CCDs be issued by SISL in one or more tranches before October 1, 2026 for up to an aggregate subscription amount of ₹ 6,000 million. On July 20, 2023, ₹ 6,000 million
of these CCDs were assigned to Kotak Data Center Fund (KDCF).

The DSA is supplemented by a put option agreement with the Company to ensure KSSF has protective rights in case there is contract breach or conditions for conversion is not met over the term of the instrument.

The put option agreement (the “Agreement”) was entered into between the Company, SISL and KSSF on November 1, 2021  in relation to CCDs subscribed by KSSF. The Agreement was filed with the Securities and Exchange Commission on November 2, 2021. As per the Agreement, KSSF can exercise the put option on or after October 1, 2027, and upon exercise of put option, the Company shall be obligated to purchase all of the CCDs from KSSF.

The put option can be triggered by KSSF upon the occurrence of any of the following events:

a)	an event of default under the DSA, or
b)	if the Company fails to provide exit to the KSSF by way of qualified IPO or alternate listing by October 31, 2029 (each such term as defined in the DSA), or
c)	breach by the Company of any of its obligation or covenants under the Agreement.

The Company is required to pay to KSSF no later than ninety (90) days from the date of put option notice delivered by KSSF to the Company, the entire put amount into a bank account, subject to applicable withholding taxes and the Company will hold the CCD in such case as an asset.

The terms for conversion are described in the DSA in clauses 6 and 7 of Schedule IV.

Pursuant to the clause, the CCDs shall be fully, mandatorily, compulsorily and automatically converted into equity shares, upon the earlier of:

(i)	October 1, 2031 without any act or application by KSSF; or
(ii)
the filing of a prospectus by SISL with the Securities and Exchange Board of India or for any alternate listing or the register of companies or any stock exchange in relation to an initial public offering of its equity shares; or

(iii)	at any time as required by KSSF prior to October 1, 2031 .

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

Export obligation under EPCG:

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

The amount of
₹
64.6 million paid under protest is accounted as Balance with Service Tax authorities and disclosed under “Other assets” – Note.10 to the Financial Statements.

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

During the year, The terms of the Preference Shares are changed to  6% Non-Cumulative compulsorily convertible preference shares.

33.	Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by each category as of March 31, 2024 were as follows:

Particulars	Note	Financial assets/ liabilities at amortised costs	Financial assets / liabilities at FVTPL	Financial assets / liabilities at FVTOCI	Total carrying value	Total fair value
Assets
Cash and cash equivalents	8	5,834,634	-	-	5,834,634	5,834,634
Other assets	10	2,161,995	-	-	2,161,995	2,161,995
Trade receivables	13	10,155,223	-	-	10,155,223	10,155,223
Other investments	15	393,453	-	810,409	1,203,862	1,203,862
Liabilities
Bank overdraft	8	486,888	-	-	486,888	486,888
Lease liabilities	7	3,042,839	-	-	3,042,839	3,042,839
Other liabilities	18	17,945	-	-	17,945	17,945
Borrowings from banks	19	18,794,380	-	-	18,794,380	18,794,380
Borrowings from others	19	3,564,494	-	-	3,564,494	3,564,494
Trade and other payables	20	11,934,100	-	-	11,934,100	11,934,100
Derivative financial liabilities	20	-	-	-
Other financial liabilities		1,612,496	-	-	1,612,496	1,612,496
6% Compulsory Convertible Debentures		7,156,074	-	-	7,156,074	7,156,074
6 % Non Cumulative Compulsory convertible preference shares		500,000	-	-	500,000	500,000

The carrying value and fair value of financial instruments by each category as of March 31, 2023 were as follows:

Particulars	Note	Financial assets/ liabilities at amortised costs	Financial assets / liabilities at FVTPL	Financial assets / liabilities at FVTOCI	Total carrying value	Total fair value
Assets
Cash and cash equivalents	8	4,845,233	-	-	4,845,233	4,845,233
Other assets	10	950,942	-	-	950,942	950,942
Trade receivables	13	11,345,542	-	-	11,345,542	11,345,542
Derivative financial instruments	13	-	25,263	-	25,263	25,263
Other investments	15	372,000	-	672,020	1,044,020	1,044,020
Liabilities
Bank overdraft	8	951,504	-	-	951,504	951,504
Lease liabilities	7	2,451,179	-	-	2,451,179	2,451,179
Other liabilities	18	19,877	-	-	19,877	19,877
Borrowings from banks	19	14,982,750	-	-	14,982,750	14,982,750
Borrowings from others	19	2,045,239	-	-	2,045,239	2,045,239
Trade and other payables	20	11,267,576	-	-	11,267,576	11,267,576
Other financial liabilities		2,059,524	-	-	2,059,524	2,059,524
6% Compulsory Convertible Debentures		4,000,000	-	-	4,000,000	4,000,000
9% Cumulative Non-convertible preference shares		500,000	-	-	500,000	500,000

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
23
: US $ 3,500)
.

Net Loss on account of interest rate swaps amount to ₹ 8,493 for the year ended March 31, 202
4
(March 31, 20
23
: ₹ 25,263 – Net gain).

Fair value measurements:

The details of assets and liabilities that are measured on fair value on recurring basis are given below:

	Fair value as of March 31, 2024			Fair value as of March 31, 2023
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Derivative financial assets – gain on outstanding forward/options contracts	-	-	-	-	-	-
Liabilities
Derivative financial liabilities – loss on outstanding forward/options contracts	-	-	-	-	-	-
Derivative financial liabilities - loss on outstanding cross currency swaps	-	-	-	-	-	-
Derivative financial liabilities - loss on outstanding interest rate swaps	-	-	8,493	-	-	(25,263)

•	Level 1 – unadjusted quoted prices in active markets for identical assets and liabilities.
•	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
•	Level 3 – unobservable inputs for the asset or liability.

Interest income/ (expenses), gains/ (losses) recognized on financial assets and liabilities

Recognized in profit or loss
	Year ended
	March 31, 2024	March 31, 202 3	March 31, 2022
Financial assets at amortised cost
Interest income on bank deposits	231,377	82,675	45,060
Interest income from other financial assets	29,764	55,511	28,517
Impairment loss of trade receivables	(265,000)	(371,890)	(433,723)

Financial assets at fair value through profit or loss
Net change in fair value of derivative financial instruments gain/(loss)	8,493	(25,263)	(16,879)

Financial liabilities at amortised cost
Interest expenses on lease obligations	(249,964)	(191,911)	(185,092)
Interest expenses on borrowings from banks, others and overdrafts	(2,153,242)	(1,652,522)	(1,098,096)

34.	Financial Risk Management

The Group has exposure to the following risks from its use of financial instruments:
•	Credit risk
•	Liquidity risk
•	Market risk

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

Exposure to credit risk

The gross carrying amount of financial assets, net of any impairment losses recognized represents the maximum credit exposure. The maximum exposure to credit risk as of March 31, 2024 and 2023 was as follows:

	March 31, 2024	March 31, 2023
Cash and cash equivalents (Including other bank deposits)	5,394,189	3,650,446
Restricted Cash	440,445	1,194,787
Other assets	2,004,216	850,261
Trade receivables	10,155,223	11,345,542
Other receivables	157,779	100,681
Other investments	1,203,862	1,044,020
	19,355,714	18,185,737

Impairment for financial assets

Allowances for impairment for trade receivables have been provided based on Expected Credit Loss Method adopting a simplified approach provided in IFRS 9. The ageing analysis of trade receivables has been considered from the due date for the practical expedient. The ageing of trade receivables, net of allowances, is given below:

Period (in days)	March 31, 2024	March 31, 2023
Less than 365 days	10,155,223	10,872,340
More than 365 days	-	473,202
	10,155,223	11,345,542

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

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As of March 31, 2024
	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years	>5 years
Non-derivative financial liabilities
Bank overdrafts	486,888	531,000	531,000	-	-	-
6% Compulsory Convertible Debentures	7,156,074	8,631,877	528,003	1,584,000	1,056,003	5,463,871
9% Cumulative Non-convertible preference shares	500,000	120,000	30,000	30,000	30,000	30,000
Lease liabilities	3,042,839	8,588,700	587,700	773,500	531,200	6,696,300
Other liabilities	1,612,496	1,612,496	1,594,551	17,945	-	-
Borrowing from banks	18,794,380	22,515,522	5,557,466	7,922,227	5,536,029	3,499,800
Borrowings from others	3,564,494	4,221,692	1,295,437	2,186,476	739,779	-
Trade and other payables	11,952,045	11,952,045	11,952,045	-	-	-
	47,109,216	58,173,332	22,076,202	12,514,148	7,893,011	15,689,971

As of March 31, 2023
	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years	>5 years
Non-derivative financial liabilities
Bank overdrafts	951,504	951,504	951,504	-	-	-
6% Compulsory Convertible Debentures	4,000,000	6,040,663	240,003	7,20,000	4,80,003	46,00,657
6 % Non Cumulative Compulsory convertible preference shares	500,000	500,000	-	-	-	500,000
Lease liabilities	2,451,179	5,703,330	585,790	788,588	555,216	3,773,736
Other liabilities	2,059,524	2,059,524	2,039,624	19,900	-	-
Borrowing from banks	14,982,750	19,853,900	5,680,600	5,755,100	4,800,000	3,618,200
Borrowings from others	2,045,239	2,361,800	748,900	1,149,400	463,500	-
Trade and other payables	11,287,453	11,287,453	11,287,453	-	-	-
	38,277,649	48,758,174	21,533,874	84,32,988	62,98,719	12,492,593

As of March 31, 2022
	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years	>5 years
Non-derivative financial liabilities
Bank overdrafts	371,995	371,995	371,995	-	-	-
Lease liabilities	2,207,403	4,281,949	507,037	733,287	430,022	2,611,603
Other liabilities	60,742	60,742	60,742	-	-	-
6% Compulsory Convertible Debentures	2,020,000	3,171,739	121,200	363,603	242,403	2,444,533
Borrowing from banks	8,380,415	10,334,236	6,585,649	2,468,789	1,257,280	22,518
Borrowings from others	4,479,774	3,853,302	1,106,150	1,042,525	719,827	984,800
Trade and other payables	10,510,409	10,510,409	10,510,409	-	-	-
	28,030,738	32,584,372	19,263,182	4,608,204	2,649,532	6,063,454

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

Profile
At the reporting date the interest rate profile of the Group’s interest –bearing financial instruments were as follows:
	Carrying amount
	March 31, 2024	March 31, 2023
Fixed rate instruments
Financial assets
- Fixed deposits with banks	4,502,312	2,590,530
- Investment in debt securities	393,453	372,000

Financial liabilities
- Borrowings from banks	183,589	240,962
- Borrowings from others	11,361,108	6,773,700
Variable rate instruments
Financial liabilities
- Borrowings from banks	18,610,791	14,741,788
- Bank overdrafts	486,888	951,504

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

The Group's capital comprises equity share capital, share premium, and other equity attributable to equity holders. The primary objective of Group's capital management is to maximize shareholders value. The Group manages its capital and makes adjustment to it in light of the changes in economic and market conditions. The Group does so by adjusting dividend paid to shareholders. The total capital as on March 31, 2024 is  ₹  18,327,024 (Previous Year: ₹ 15,251,761
)
. No changes were made in the objectives, policies or processes for managing capital of the Group during the current and previous year.

Item 19. Exhibits

Number	Description

1.1	Amended Articles of Association of Sify Technologies Limited. (1)
1.2	Memorandum of Association of Sify Technologies Limited. (2)
1.3	Amendment of Memorandum of Association. (3)
2.1	Description of Securities registered under Section 12 of the Exchange Act (19)
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

8.1	List of Subsidiaries.(19)
11.1	Code of Conduct and Conflict of Interest Policy (5)
11.2	Insider Trading Policy (19)
12.1	Rule 13a-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a) Certification of Chief Financial Officer
13.1	Section 1350 Certification of Chief Executive Officer
13.2	Section 1350 Certification of Chief Financial Officer
15.1	Consent of Manohar Chowdhry & Associates in respect of Sify Technologies Limited
97.1	Policy relating to recovery of erroneously awarded compensation.(19)

(1)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.
(2)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the SEC on July 1, 2002 and incorporated herein by reference.
(3)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.
(4)	Previously filed as an exhibit to the Registration Statement on Form F-6 filed with the Commission on May 11, 2009 and incorporated herein by reference.
(5)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 29, 2004 and incorporated herein by reference.
(6)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-1 filed with the Commission on October 13, 1999 and incorporated herein by reference.
(7)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 30, 2004 and incorporated herein by reference.
(8)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 21, 2005 and incorporated herein by reference.
(9)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 7, 2005 and incorporated herein by reference.
(10)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 23, 2005 and incorporated herein by reference.
(11)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 30, 2006 and incorporated herein by reference.
(12)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on April 14, 2008 and incorporated herein by reference.
(13)	Previously filed as an exhibit to the Report on Form 20-F filed with the Commission on October 11, 2008 and incorporated herein by reference.
(14)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on January 23, 2009 and incorporated herein by reference.
(15)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 15, 2010 and incorporated herein by reference.
(16)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on September 8, 2011 and incorporated herein by reference.
(17)	Previously filed as an exhibit to the Report on Form 20-F filed with the Commission on June 19, 2015 and incorporated herein by reference.
(18)	Previously filed as an exhibit to the Registration on Form F-1 filed with the Commission on March 21, 2024 and incorporated herein by reference.
(19)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on May 7, 2024 and incorporated herein by reference.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SIFY TECHNOLOGIES LIMITED

	By:	/s/ Raju Vegesna
	Name:	Raju Vegesna
	Title:	CEO & Managing Director

	By:	/s/ M P Vijay Kumar
	Name:	M P Vijay Kumar
Date: January 13, 2025	Title:	Executive director and Chief Financial Officer

