Form 20-F
period 2025-03-31
SIFY TECHNOLOGIES LTD
filed 2025-06-09
CIK 1094324

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended March 31, 2025.

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

(Address of principal executive office)

M.P.Vijay Kumar,
Executive Director and Chief Financial Officer,

(91) 44-2254-0770; vijaykumar.mp@sifycorp.com

TIDEL Park, 2nd Floor, 4, Rajiv Gandhi Salai, Taramani, Chennai 600113 India

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol	Name of each Exchange on which registered
American Depositary Shares, each represented by Six Equity Share, par value ₹ 10 per share	SIFY	NASDAQ Capital Market (NASDAQ-CM)

Securities registered or to be registered pursuant to Section 12(g) of the Act

Title of each class	Not Applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

Not Applicable

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

434,102,399 Equity Shares.

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

Yes
☐
  No
☑

C
urrency of Presentation and Certain Defined Terms

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
“
Sify”, “SifyMax.in,”, “Sify e-port
s
” and “Sify online” are trademarks used by us for which we have already obtained registration certificates in India. All other trademarks or trade names used in this Annual Report on Form 20-F for the year ended March 31, 2025 (the “Annual Report”) are the property of their respective owners. In this Annual Report, references to “$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to  “₹”, “Rs.,” “rupees” or “Indian rupees” are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to the “Group” mean Sify Technologies Limited and its subsidiaries. References to “equity shares” refer to our Indian Equity Shares, which are not traded on an exchange in India or the United States. References to “ADSs” refer to our American Depositary Shares, which are traded on the NASDAQ Capital Market under the symbol “SIFY.”

For your convenience, this Annual Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this Annual Report, all translations from Indian rupees to U.S. dollars contained in this Annual Report have been based on the reference rate in the City of Mumbai on March 31, 2025 for cable transfers in Indian rupees as published by the Reserve Bank of India (RBI), which was ₹85.5814 per US $1.00.

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

Information contained in our websites, including our corporate website,
www.sifytechnologies.com
, is not part of this Annual Report.

F
orward-Looking Statements

This Annual Report contains “forward-looking statements”, as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘may’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘should’ and similar expressions. Those statements include, among other things, risks and uncertainties regarding regional political instability and military hostilities  (including the related adverse impact on the global supply chain and prices of various commodities, and the effect of measures taken by Government and others in response to such events), the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, those discussed in the “Risk Factors” section of this Annual Report. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved.

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

P
ART I

I
tem 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

I
tem 2. Offer Statistics and Expected Timetable

Not applicable.

I
tem 3. Key Information

Selected Financial Data

Summary of Consolidated Financial Data

You should read the summary of consolidated financial data below in conjunction with the Company's consolidated financial statements and the related notes, as well as the section entitled “Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report. The summary of Consolidated Statements of Profit or Loss data for the five years ended March 31, 2025, 2024, 2023, 2022 and 2021 and the summary of Consolidated Statement of Financial Position as of March 31, 2025, 2024, 2023, 2022 and 2021 have been derived from our audited consolidated financial statements and related notes to the consolidated financial statements which were prepared and presented in accordance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB). Historical results are not necessarily indicative of future results.

Sify Technologies Limited

Consolidated Statement of Profit or Loss

(In thousands of Rupees, except share and per share data and as otherwise stated)

	Year ended March 31,
	2025	2024	2023	2022	2021	2025
	₹	₹	₹	₹	₹	Convenience translation into US$ in thousands, except share and per share data
						(See Note 2)

Revenue	39,885,580	35,633,922	33,403,726	27,025,675	24,319,542	466,054
Cost of sales	(24,917,342)	(22,378,001)	(21,379,429)	(16,042,056)	(14,702,534)	(291,154)
Gross Profit	14,968,238	13,255,921	12,024,297	10,983,619	9,617,008	174,900
Other operating income	3,63,968	378,973	324,021	1 47,184	261,830	4,253
Selling, general and administrative expenses	(7,442,361)	(6,462,069)	(5,728,696)	(4,9 3 5 , 802)	(4,54 8 , 883)	(86,962)
Depreciation and amortization	(5,633,054)	(4,773,414)	(3,971,865)	(3,283,452)	(2,835,632)	(65,821)
Impairment Loss on Goodwill				(14,595)
Operating Profit	2,256,791	2,399,411	2,647,757	2,8 96 , 954	2, 494 , 323	26,370
Investment Income	187,844	156,154	39,712	55,453	66,482	2,195
Profit before financing and Income taxes	2,444,635	2,555,565	2,687,469	2, 952 , 407	2, 560 , 805	28,565
Finance income	12,632	108	10,291	2 , 143	9 , 175	148
Finance expenses	(2,743,679)	(2,203,634)	(1,676,739)	(1, 106 , 344)	(96 9 , 704)	(32,059)
Net finance income / (expense)	(2,731,047)	(2,203,526)	(1,666,448)	(1, 104 , 201)	( 96 0, 529)	(31,911)
Profit / (loss) before tax	(286,412)	352,039	1,021,021	1,848,206	1,600,276	(3,346)
Income tax (expense) / benefit	(498,546)	(183,100)	(346,499)	(590,261)	(68,414)	(5,825)
Profit / (loss) for the year attributable to equity holders	(784,958)	168,939	674,522	1,257,945	1,531,862	(9,171)
Earnings per share
Basic earnings per share	(2.10)	0.92	3.69	6.89	8.53	(0.02)
Diluted earnings per share	(2.10)	0.91	3.63	6.73	8.45	(0.02)

Extract on Consolidated Statement of Financial Position

(Rupees in thousands, except share and per share data)

						Convenience translation into US$ in thousands, except share and per share data (see note 2)
	March 31,
Particulars	2025	2024	2023	2022	2021	2025
	₹	₹	₹	₹	₹	$
Cash and cash equivalents including restricted cash and other bank deposits	6,757,826	5,834,634	4,845,233	4,574,013	5,502,055	78,964

Net current assets	(1,106,467)	576,517	259,135	902,004	286,606	(12,929)

Total assets	83,177,853	70,982,296	57,404,139	47,067,377	36,664,591	971,915

Total equity attributable to equity shareholders of the Company	20,130,543	18,073,594	15,145,688	14,476,203	13,165,475	235,22 0

Capital Stock	24,134,14 4	21,578,932	21,526,311	21,516,405	21,463,328	282 , 002
No of equity shares(note1)	434,102,399	183,332,460	182,835,369	182,742,369	182,238,069	434,102,399

Cash Flow Data
Net cash provided by / (used in):
Operating activities	8,647,075	5,934,065	8,113,287	2,244,668	6,966,708	101,038
Investing activities	(12,323,912)	(12,457,528)	(13,765,122)	(7,593,341)	(3,618,613)	(144,002)
Financing activities	4,729,619	7,441,890	4,939,478	4,169,940	618,372	55,26 6

Notes

1.
Reference to shares and per share amounts refers to our equity shares. Our outstanding equity shares include equity shares held by a depository underlying our ADSs. Effective October 04, 2024, the Company has changed its ratio of  American Depositary Shares (“ADSs”) to equity shares from one (1) ADS representing one (1) equity share to one (1) ADS representing six (6) equity shares.

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

On March 31, 2025, the reference rate in the City of Mumbai for wire transfers in Indian rupees as published by RBI was ₹ 85.5814.

On June 0
9
, 2025 the reference rate in the City of Mumbai for wire transfers in Indian rupees as published by RBI was ₹ 85.7883.

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

Summary of Risk Factors

The following is a summary, organized under relevant headings of some of the risks that could adversely impact our business and financial performance and an investment in our ADSs. The list below is not exhaustive, and you should carefully read and consider all of the information discussed in the “Risk Factors” section of this Annual Report for a more thorough description of these and other risks.

Risks related to our Company and Industry:

•
We may incur losses in the future and we may not achieve or maintain profitability due to pricing pressure and less than optimum capacity and asset utilization rates, intense competition, ability to manage costs, ability to meet license conditions and export obligations.

•
Our ability to innovate our service offerings, delivery models, procurement and financing models, our ability to manage fixed and semi-variable costs when there is uncertainty of future revenue may impact our profitability and ability to sustain our business.

•	Our ability to qualify for high value Government contracts and increasing exposure to Government contracts may affect working capital and expose to additional risks of compliance and litigations.

•	Customer retentions, cancellations and renewals may fail to meet our projections, negatively affect revenue and adversely impact our profitability and operations.

•	Our network centric services are subject to following specific risks:

o	Additional licensing fees and changes in spectrum allocation may adversely impact our wireless service delivery of our network business.

o	Due to declining revenue contribution relative to increases in related sales volume, our network business may experience declining growth rates in the future.

o	Contingent liabilities due to demands made by the Department of Telecommunications on revenues, which are presently disputed by the Company and pending before High Court of Madras.

•	Our Data Center services are subject to following specific risks:

o
Due to huge demands of power, our data centers may not be competitive in terms of environmentally protective features, and our ability to manage power costs may adversely affect operations and profitability.

o	Disruption in availability of power and alternative fuel may affect our profitability.

o	Longer implementation cycles may result in working capital shortfall, and anticipated capital requirements may not be met with short term funds generated from operations.

o	We may be unable to access capital to sufficiently fund the expansion of our data center footprint to meet customer expansion requirements.

o
Our data centers may not be competitive enough in terms of green/renewable features.
We are committed to increasing our use of renewable energy as part of our long-term sustainability strategy and to meet our power needs for our operations. If we are unable to efficiently execute this transition or if the required capital expenditures exceed our projections and we do not see adequate financial returns, it could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

•	Our Digital Services are subject to following specific risks:

o	Our ability to meet the changing demands with redefined service offerings may affect our profitability and operations.

o	Security breaches may have material adverse effect on our customers and thereby operations and profitability.

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

•
Our or our partners’ failure to comply with data privacy and security laws and regulations in many different jurisdictions and countries where we do business could result in fines, penalties, and reputational damage.

•
Failure to establish or maintain an effective system of internal control over financial reporting could impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis.

•
Any failure on our part to comply with regulations related to our business such as the Digital Personal Data Protection Act, 2023 (“DPDP”), could expose us to fines and penalties that would negatively impact our profitability.

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
•
Frequent natural disasters due to climate changes globally could affect our operations.
ADS holders may be adversely affected by the difficulty of enforcing a foreign judgment against the Company or other parties located in India.

Risks Related to our Company and Industry

We may incur losses in the future and we may not achieve or maintain profitability.

We have incurred losses in the
current year and also in the past
. We may, in the future incur net losses and suffer negative operating cash flows. We expect to increase our expenditures as we continue to expand our services, promote our brand, and invest in the expansion of our infrastructure. In the future, we may incur expenses in connection with investments in Network, Data Centers and related infrastructure, our digital delivery platforms and manpower to build future businesses Accordingly, we will need to significantly increase our revenues to improve our profitability. We cannot assure you that we will improve our profitability or that we will not incur operating losses in the future. If we are unable to become consistently profitable and incur losses, we may be unable to build a sustainable business and our results of operations may be adversely affected. In this event, the price of our ADSs and the value of your investment may decline.

The economic environment, increased pricing pressure and decreased utilization rates could negatively impact our revenues and operating results.

Our customers’ IT spending of customers is often driven by their growth in revenue. Economic contractions may reduce the IT spending budgets of our customers which may adversely affect our revenue, profitability and results of operation. Currency fluctuations will also lead to variations in revenue. Our Infrastructure Managed Services, National Long Distance (“NLD”) / International Long Distance (“ILD”) business and eLearning may be affected in terms of prices and growth.

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

The technology market is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Additionally, continual advances in technology trends, including in the areas of cloud computing, IoT, SD-WAN, software-as-a-service, technology advancements in national long distance, last mile delivery including 5G, and artificial intelligence allow new business models that could replace current lines of business.

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

We plan to continue to expand and invest in our network infrastructure. Many of our expenses are relatively fixed in the short-term. We cannot assure you that our revenues will increase in proportion to the increase in our expenses. We may be unable to optimize the cost immediately to offset any unexpected revenues shortfall. This could lead to a shortfall in revenues in relation to our expenses and adversely affect our revenue and operating results.

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

We face the risk that fundamental changes may occur in the delivery of connectivity services in India. The internet market has seen significant changes in the recent past from connecting fixed offices/locations to connecting mobile devices to connecting disparate automated devices and to continue to be relevant in this dynamic and disruptive environment, we will have to develop new technology or modify our existing technology to accommodate these developments. Our pursuit of these technological advances, whether directly through internal development or by third-party license, may require substantial time and money. We may be unable to adapt our connectivity service business to alternate delivery means and new technologies may not be available to us at all. We provide wireless connectivity on the 5.7 GHz spectrum which is de-licensed. This burdens the spectrum band utilized by us, limiting our ability to offer our services. Hence, we do not own any licensed spectrum to offer our services. We are exploring suitable spectrum that is technically feasible to offer our services. We may not get the licensed spectrum. The spectrum allocation may be inconsistent with industry standards. The current capacity may be insufficient to offer a breadth of services. The Government may issue instructions to release the spectrum that we hold. High cost of spectrum acquisition may be inconsistent with our revenue and cost models. We may not keep up with the pace of change that takes place in wireless technologies.

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

We might not be able to grow Network services due to a declining contribution.

In the Network services business, realization could be lower year-on-year based on the market conditions. Every year when annual contracts come up for renewal, customers sign up for more bandwidth or more links at a lower unit price. This is offset somewhat by lower bandwidth costs, which we renegotiate with our service providers. This impacts us in two ways: first, despite an increase in sales volume, we may not see a commensurate rise in revenues; and secondly, margins in our business are continually shrinking.  Therefore, our revenue from our connectivity business may stagnate with declining bandwidth prices.

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

Our business is highly regulated by the
GOI
telecommunications policy. Our ISP license issued in the year 1998 was valid for a term of 15 years. We have been issued new licenses under the Unified License dated June 2, 2014, with a validity of 20 years. If we are unable to renew the licenses for any reason, we will not be able to carry on the said business beyond license terms, which would adversely affect our business or results of operations.

The GOI has the right to revoke, terminate, suspend or take over entire operations for reasons such as national security or similar reasons without compensation to us.  In view of increasing cyber threats and attacks, the Government of India may require telecom licensees (including ISPs) at their costs to provide monitoring facilities across its network, and facilities for capture and retention of data in terms of traffic flow, usage details, etc. This would result in a significant increase in costs and possible less usage due to perceived invasion of privacy by customers.

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

Effective July 2012, the GOI amended the annual license fee for the NLD/ILD/ISP license agreements. Under such amendment, all services under the NLD/ILD license have been subjected to an increased license fee from the existing 6% of telecommunications revenue to 7% from July 2012 to March 2013 and 8% from April 2013 onwards. The Government of India also amended the ISP license, increasing the license fee to 7% of telecommunications revenue from July 2012 to March 2013 and to 8% from April 2013 onwards. SIFY has been paying the license fees as per the terms of the applicable license, which are calculated based on revenue from telecommunications businesses. However, DOT has proposed including other business income (other than the licensed based activities) in the license fee calculations. We filed a writ petition with the Hon’ble Madras High Court challenging DOT’s proposal to levy license fees on non-licensed activities. The Hon'ble Madras High Court stayed DOT’s proposal, so the Company currently excludes revenue from other business income from the calculation of the license fee. . After finally hearing the parties, the Hon’ble Madras High Court vide its judgement dated April 30, 2024 quashed the 18 demands made by DOT and held that DOT cannot claim license fee on the non-telecom revenue. DOT has appealed before the Madras High Court challenging the judgement dated April 30, 2024 which is now pending for adjudication.

DOT initiated a lawsuit demanding license fees on internet service providers whose license had expired and migrated to Unified License in the year 2013 but gave an exemption to those providers whose license did not expire. The Telecom Disputes Settlement and Appellate Tribunal quashed DOT’s demand, stating it was discriminatory. DOT has filed an appeal before Hon’ble Supreme Court.

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

Regulations around climate change force us to adopt actionable sustainability strategies into every operational facet from initial design through procurement, construction, and ongoing operations which increases the cost of building and operating a Data Center, and this may have an impact in our revenue.

Reduction in power supply and unavailability of fuel may affect our Data Centers.

India’s physical infrastructure, including its electricity grid, is less developed than that of many countries. As a result of grid constraints, such as grid congestion and restrictions on transmission capacity of the grid, the transmission and dispatch of electricity be curtailed. There have been acute power shortages in the past in India, and if such shortages were to recur, there could be a reduction in the availability of electricity. We may have to cease Data Center operations during periods when electricity cannot be delivered, for instance, when the transmission grid malfunctions. If there is no power supply available to our Data Centers, we resort to alternate sources of power, and the running of the Data Centers will then depend on the availability of fuel/renewable energy, which will increase the cost of our operations. Additionally, unavailability of power/fuel would disrupt our operations and would make it difficult for our customers to access data during such times.

Clients who rely on us for the colocation of their servers could potentially sue us for their lost profits or damages if there are disruptions in our services, which could impair our financial condition.

As our services are critical to many of our clients’ business operations, any significant disruption in our services could result in lost profits or other indirect or consequential damage to our clients. Although some of our client contracts contain provisions attempting to limit our liability for breach of the agreement, there can be no assurance that a court would enforce any contractual limitations on our liability in the event that one of our clients brings a lawsuit against us as the result of a service interruption that they may ascribe to us. The outcome of any such lawsuit would depend on the specific facts of the case and any legal and policy considerations that we may not be able to mitigate. In such cases, we could be liable for substantial damage awards.

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

The single largest operating cost in Data Centers is power. Currently, all our Data Centers are located in proximity to, or at the edge of major urban centers such as Mumbai, Chennai, Bengaluru, Hyderabad, Kolkatta and Noida. Inexpensive land and labor allow companies to locate new Data Centers in remote locations. We may neither be in a position to develop Data Centers at remote locations where power is cheap nor procure power at cheaper rates for our Data Centers. If our competitors procure power at lower cost, they may have an advantage over us with respect to pricing. Our inability to offer competitive pricing may result in loss of customers and will impact our business and result of operations. The alternate sources of power are also exposed to inflation, regulation and hence, any undue price increase would affect our energy cost significantly.

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

As we strive to provide the highest level of security, any breach on such security could be harmful to our brand and reputation. We may be required to expend significant capital and resources to protect against such threats or to alleviate problems caused by breaches in security. In addition, as we continue expanding our service offerings in managed cloud services, including direct private connection to major cloud platforms and the provision of cloud infrastructure, we will face greater risks from potential attacks because the provision of cloud-related services will increase the flow of Internet user data through the Data Center facilities we operate and create broader public access to our system. As techniques used to breach security change frequently and are often not recognized until launched against a target, we may not be able to implement new security measures in a timely manner or, if and when implemented, we may not be certain whether these measures could be circumvented. Any breaches that may occur could expose us to increased risk of lawsuits, regulatory penalties, loss of existing or potential customers, harm to our reputation and increases in our security costs, which could have a material adverse effect on our financial condition and results of operations.

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

We cannot assure you that instances of breaches will not occur in future and any such instances may impact our reputation and cause an adverse effect on our business or results of operations.

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

We have been able to build a reputation and maintain our lead because of our expertise and capability with the delivery and management of services over Internet Protocol and data networks. With the build-up of the capability and experience of our competitors, we are at the risk of losing market share if we do not augment our skills and capabilities to keep our qualitative lead over them. Infrastructure such as networks is considered by customers as a commodity, and the only differential that we offer is our ability to manage and monitor services in a superior manner.

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

It is key to our profitability that we offset committed recurring revenue due to customer cancellations, terminations, price reductions or other less favorable terms by adding new customers, selling more high-margin services, features and functionalities to existing customers and increasing traffic usage by all customers. Inability to replace this lost revenue would adversely impact on our business and results of operations.

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

The competitors such as Oracle, IBM, SAP, SumTotal and SABA offering enterprise software suites for eLearning for large organizations to develop their own learning platforms could be a threat to our business in the future. We may lose our business to our competitors, and if we are unable to acquire new customers or retain our existing customers, our revenues and results of operations may suffer. Additionally, the emergence of machine learning and artificial intelligence technologies and applications could adversely impact our revenues.

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
, and decreases in major exports to and from Ukraine, all of which have had a huge negative impact on the global supply chain of various commodities. The full economic effect of these events cannot be estimated with certainty, but this may impact businesses across the globe both in the short term and the long term with rising commodity prices and demand, rising interest costs to counter inflationary conditions and loss in value of currencies. There could also be related cybersecurity threats and sanctions between countries due to the position taken by the Government of India, any of which could affect our business and operating results significantly.

In early May 2025, India carried out retaliatory strikes against targets that included suspected terrorist camps in neighboring Pakistan and in Kashmir, in response to terrorist attacks carried out in Pahalgam in April of 2025. This was followed by further escalation of hostilities between the two countries. While a ceasefire between the two nations was declared on May 10, 2025, the conflict could restart and escalate, and could significantly affect our business and operating results.

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

The tax withholding rate on payment made to non-residents towards “royalty” and/or “fees for technical services” is 10%, subject to the furnishing of an Indian Permanent Account Number (PAN) by such non-residents. However, a lower rate may apply if a Double Taxation Avoidance Agreement exists between two countries. Further, based on a Indian Supreme Court ruling, payment to non-residents for purchase of software was held to be not taxable as royalty subject to such payments not being characterized as royalty under the Double Taxation Avoidance Agreement. Such payments will not be liable for withholding of tax subject to furnishing of relevant tax documents by such non-residents. As we procure various software licenses and technical services from non-residents in the course of delivering our products and services to our clients, the cost of withholding tax on such purchase of software and services may be additional cost to us as the Company may have to gross up for such withholding taxes.

The Government rolled out the Goods and Service Tax Law (“GST”) on July 1, 2017. The GST Law subsumed several central, state and local tax laws, including the excise duty, service tax, value added tax, central sales tax, entry tax, etc. The GST Law prescribes compliance procedures which are more comprehensive than prior tax laws. The GST Council has proposed a new process which allows credit to the Company based on the invoices uploaded by the vendors in their tax returns. Hence, tax credits will be available to the Company based on proper compliance by all vendors and filing of returns on time. Any failure to comply with the requirement of law by the vendor may impact availability of tax credits to the Company. This affects our working capital to a large extent resulting in excess amounts of cash available as balance with statutory authorities on which we do not earn any interest. We are also exposed to risks of non-compliance with the requirement of law which may affect our reputation and also result in litigations and penalties which may adversely affect our business and results of operations.

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

Additionally, the California Consumer Privacy Act (CCPA) became effective on January 1, 2020, creating new individual privacy rights for California consumers and placing increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA requires covered companies to provide new disclosures to California consumers, provides such consumers with new ways to opt-out of certain sales of personal information, and allows for a new cause of action for data breaches.

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

These data protection laws and similar initiatives could increase the cost of developing, implementing or maintaining our information technology systems and require us to allocate more resources to compliance initiatives thereby increasing our costs, impact operational efficiency and most importantly lead to reputational loss.

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

We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and an increasing amount of time and attention of management in ensuring compliance-related activities. Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure create uncertainty for our compliance efforts and may result in added compliance costs.

In connection with this Annual Report, our management assessed our internal controls over financial reporting and determined that our internal controls were effective as of March 31, 2025. However, any deficiencies uncovered by these future management assessments or any inability of our auditors to issue an unqualified opinion regarding our internal control over financial reporting could harm our reputation and the price of our equity shares and ADSs.

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

We are subject to quality-of-service guidelines issued by the Telecom Regulatory Authority of India (“TRAI”). Failure to comply with one or more applicable guidelines may expose us to fines/penalties.

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

Fixing up a contention ratio may put standalone ISPs at a disadvantage as cost of delivery of Internet bandwidth may increase. Telecom munication
companies offering similar internet services are tempted to offer significantly lower prices and incentives as they own the last mile. Also, by bundling telephony along with Internet, they can enhance their idle last mile. Under such circumstances, it will be very difficult for ISPs providing retail service to compete with big Telco mmunication companies
which can offer broadband services by cross subsidizing with voice/other services.

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

During the financial year 2020-2021, we performed an internal reorganization pursuant to which our business units were transferred from Sify Technologies Limited to wholly owned subsidiaries, Sify Infinit Spaces Limited and Sify Digital Services Limited through a business transfer agreement. Tax liabilities may arise if there is any change in shareholding of SIFY’s subsidiaries within a period of eight years from April 1, 2020, the date of transfer of capital assets.

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

For the year ended March 31, 2024, we identified material weakness in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be detected or prevented on a timely basis.  Specifically, the material weakness that were identified, individually or in the aggregate, related to the design and implementation of effective controls to ensure the appropriate application of IFRS for reporting and presentation of complex financial instruments, as further explained in the Explanatory Note in Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended March 31, 2024.

To remediate the identified material weaknesses, the Company took actions to strengthen the specific controls whereby senior finance and accounting policy personnel perform an in-depth comprehensive review of classification and presentation of financial instruments including a review of disclosures and specific presentation evaluation to enforce operating effectiveness, and augment the IFRS expertise in our accounting team by imparting specific training in evaluation and presentation of financial instruments.

Though we have designed and implemented remediation measures in respect of this weakness and tested the effectiveness of remediation measures for the fiscal year ended March 31, 2025, if in the future we cannot continue to effectively and efficiently improve our controls and procedures, and if further material weaknesses occur, we may not able to accurately report our financial results or prevent or detect fraud, which would likely cause investors to lose confidence in our reported financial and other information. This could lead to a decline in the trading price of our ADSs.

Risks Related to our Equity Shares, ADSs and Trading Market

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

The Company has in the past on multiple occasions, most recently on July 19, 2024, received notices of non-compliance from the SEC when the ADS prices were below $1.00 per share and was given 180 days to regain compliance. Although the Company regained compliance with the NASDAQ continued listing requirements in the past, we may not be able to meet the continued listing requirements of NASDAQ in the future. If we are unable to satisfy the NASDAQ criteria for maintaining our listing, our ADSs could be subject to delisting. As a consequence of any such delisting, our ADS holders would likely find it more difficult to dispose of or to obtain accurate quotations as to the prices of our securities, and there would likely be less liquidity in our stock. In the event of a delisting, we could face significant material adverse consequences including a limited availability of market quotations for our securities and a decreased ability to issue additional securities or obtain additional financing in the future.

The interests of our significant shareholder, Mr. Raju Vegesna, our CEO, Chairman and Managing Director, may differ from your interests.

As of March 31, 2025, Mr. Raju Vegesna, our CEO, Managing Director and Chairman of the Board of Directors of the Company, beneficially owned approximately 83.88% of our outstanding equity shares and ADSs, and as a result, Mr. Raju Vegesna will be able to exercise control over many matters requiring approval by our Board of Directors and / or shareholders, including the election of directors and approval of significant corporate transactions, such as a sale of our Company. Under Indian law, a simple majority is sufficient to control all shareholder action except for those items that require approval by a special resolution. If a special resolution is required, the number of votes cast in favor of the resolution must not be less than three times the number of votes cast against it. Examples of actions that require a special resolution include:

•	altering our Articles of Association;

•	issuing additional shares of capital stock, except for pro rata issuances to existing shareholders;

•	commencing any new line of business; and

•	commencing a liquidation.

Circumstances may arise in which the interests of Mr. Raju Vegesna could conflict with the interests of our other shareholders or holders of our ADSs. Mr. Raju Vegesna, or the entities that he controls, could delay or prevent a change of control of our Company even if a transaction of that sort would be beneficial to our other shareholders, including the holders of our ADSs. This concentrated control will limit your ability to influence corporate matters and as a result, we may take actions that our ADS holders do not view as beneficial. As a result, the market price of our ADS could be adversely affected.

An investor in our ADSs may not be able to exercise pre-emptive rights for additional shares and may thereby suffer dilution of such investor's equity interest in us.

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

Pursuant to the terms of the Deposit Agreement and at our request, the Depositary will mail holders of our ADSs any notice of shareholders’ meeting received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs. If the Depositary receives voting instructions from a holder of our ADSs in time, relating to matters that have been forwarded to such holder, it will endeavor to vote the securities represented by such holder’s ADSs in accordance with such voting instructions. However, the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that the holders of our ADSs will receive voting materials in time to enable such holders to return voting instructions to the Depositary. Securities for which no voting instructions have been received will not be eligible to vote.

Under Indian law, subject to the presence in person at a shareholder meeting of persons holding equity shares representing a quorum, all resolutions proposed to be approved at that meeting are voted on by a show of hands unless shareholders present in person and holding (a) not less than one-tenth of the total voting power entitled to vote on a resolution or (b) shares with an aggregate paid-up capital of at least ₹ 500,000 demand that a poll be taken. Equity shares not represented in person at the meeting, including equity shares underlying ADSs for which a holder has provided voting instructions to the Depositary, are not counted in a vote by show of hands. As a result, only in the event that a shareholder present at the meeting demands that a poll be taken will the votes of ADS holders be counted. Securities for which no voting instructions have been received will not be voted on a poll.  Accordingly, you may not be able to participate in all offerings, transactions or votes that are made available to holders of our equity shares.

As a foreign private issuer under the U.S. securities laws, we are not subject to the SEC’s proxy rules, which regulate the form and content of solicitations by United States-based issuers of proxies from their shareholders. To date, our practice has been to provide advance notice to our ADS holders of all shareholder meetings and to solicit their vote on such matters through the Depositary, and we expect to continue this practice. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under SEC’s proxy rules.

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

Any significant sales of our equity shares or ADSs or the perception that such sales may occur might reduce the price of our ADSs and make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. We may issue additional equity shares to raise capital and to fund acquisitions and investments, and the parties to any such future transactions could also decide to sell them.

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

If in the future a market for our equity shares is established in India or another market outside of the United States, those shares may trade at a discount or premium to the ADSs. Under current Indian regulations and practice, the approval of the relevant Indian authorities is not required for the sale of unlisted equity shares underlying ADSs by a non-resident Indian to a resident of India as well as for renunciation of rights to a resident of India. Since exchange controls still exist in India, the price at which the equity shares are transferred will be based on the Indian exchange control laws, and a higher price per share may not be permitted. In certain cases, holders who seek to convert the rupee proceeds from a sale of equity shares in India into foreign currency and repatriate that foreign currency from India may have to obtain RBI approval for each transaction. A person resident outside India who has acquired a right from a person resident in India who has renounced it may acquire equity instruments (other than share warrants) against the said rights subject to pricing guidelines prescribed under the Indian exchange control laws and other applicable laws of India. We cannot assure you that any required approval from the RBI or any other Government agency can be obtained.

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

We may be required to list our equity shares/ debt instruments on an Indian stock exchange. If we were to list our equity shares/ debt instruments on an Indian stock exchange, conditions in the Indian securities market may require compliance with new and changing regulations framed by Securities and Exchange Board of India, listing requirements of the stock exchange, corporate governance, accounting and public disclosure requirements which might add uncertainty to our compliance policies and increases our costs of compliance.

SISL has listed its Non-Convertible Debentures on the Bombay Stock Exchange (BSE). SISL may fail to comply with the requirements of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 which may increase our cost of compliance.

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

The Listed DR Framework requires the listed company to, through an intermediary, file with SEBI and the recognized stock exchange(s), a copy of the initial document, by whatever name called, for the initial issue of depositary receipts. Further, the listed company shall ensure that the agreement entered between the holder of depositary receipts, the listed company and the depositary provides that the voting rights on the underlying securities, if any, shall be exercised by the holder of depositary receipts through the foreign depositary pursuant to voting instruction only from such depository receipt holder. The price of issue or transfer of underlying securities, for the purpose of issue of depositary receipts by foreign depositary, shall not be less than the price for the public offer / preferential allotment / qualified institutions placement to domestic investors under the applicable laws.

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

Terrorist attacks, such as the attacks of February 14, 2019 in Jammu Srinagar highway (Pulwama attack), the attacks of July 25, 2008 in Bangalore, the attacks of November 26 to 29, 2008 in Mumbai, the attack at New Delhi High Court on September 7, 2011, the attacks of April 22, 2025 in Jammu and Kashmir (Pahalgam attack) and other acts of violence have the potential to affect us or our clients. In addition, such attacks may destabilize the economic and political situation in India. Furthermore, such attacks could cause a disruption in the delivery of our services to our clients, and could have a negative impact on our business, personnel, assets and results of operations, and could cause our clients or potential clients to choose other vendors for the services we provide. Terrorist threats, attacks or war could make travel more difficult, may disrupt our ability to provide services to our clients and could delay, postpone or cancel our clients' decisions to use our services.

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

It may be difficult for you to enforce any judgment obtained in the United States against us, our directors or executive officers or our affiliates.

We are incorporated under the laws of India and many of our directors and executive officers reside outside the United States. A substantial portion of our assets and the assets of many of these persons are also located outside the United States. As a result, you may be unable to effect service of process upon us outside of India or upon such persons outside their jurisdiction of residence. In addition, you may be unable to enforce against us in courts outside of India, or against these persons outside the jurisdiction of their residence, judgments obtained in courts of the United States, including judgments predicated solely upon the federal securities laws of the United States.

In order to be enforceable in India, a judgment obtained in a jurisdiction which India recognizes as a reciprocating territory must meet certain requirements of the Civil Procedure Code, 1908 (“CPC”). Further, the CPC only permits enforcement of monetary decrees not being in the nature of any amounts payable in respect of taxes or, other charges of a similar nature or in respect of a fine or other penalty and does not provide for the enforcement of arbitration awards. Judgments or decrees from jurisdictions not recognised as a reciprocating territory by India, cannot be enforced or executed in India. Even if a party were to obtain a judgment in such a jurisdiction, it would be required to institute a fresh suit upon the judgment and would not be able to enforce such judgment by proceedings in execution.

The United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on the basis of civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be executable by an Indian court. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment that has been obtained in the United States. The suit must be brought in India within three years from the date of the judgment by court in the United States in the same manner as any other suit filed to enforce a civil liability in India. There are generally considerable delays in the disposition of suits by Indian courts. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with public policy and thereby in conflict with Indian Law. Separately, RBI approval will be required under the Foreign Exchange Management Act, 1999, to repatriate any amounts outside India as damages including pursuant to the execution of a judgment.

Item 4
.
Information on the Company

Company Overview

We are among the largest integrated information and communication technology (“ICT”) solutions and services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common network infrastructure reaching more than 1700 cities and towns in India. This network also connects 77 Data Centers across India including Sify’s 14 concurrently maintainable Data Centers across the cities of Chennai, Mumbai, Delhi, Bengaluru, Hyderabad, Kolkata and customer Data Centers.

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

Our primary geographic markets are India and the rest of the world. Our revenue is derived from services to enterprise customers, comprising Network services, Data Center services and Digital Services which represents our operating segments.

Our revenue for the current fiscal year grew by ₹ 4,252 million over the previous fiscal, which represents an annualized growth rate of 12%. Loss before tax was ₹ 286 million for the current fiscal year as compared to Profit before tax of  ₹ 352 million for the previous fiscal year.

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

All of our publicly filed SEC reports are available at the SEC’s website,
www.sec.gov
, which contains all the public filings and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

Principal Capital Expenditures

In fiscal years 2025, 2024, and 2023, we spent ₹ 15,486 million (US$ 180.96 million), ₹ 6,927 million (US$ 83.08 million), ₹ 6,229 million (US$ 75.76 million) respectively, on capital expenditures. Most of our capital expenditure are incurred in India where we are expanding our data centers and network to cater to the increasing demands for both the services in the Indian market. As of March 31, 2025, we had contractual commitments of approximately ₹ 7,222 million (US $ 84.39 million) for capital expenditures towards the acquisition of property, plant and equipment. These commitments included approximately ₹ 5,964 million (US $ 69.69 million) in domestic purchases and ₹ 1,258 million (US $ 14.70 million) in imports and overseas commitments for products and spares. The total capital expenditure with respect to capital work in progress as on March 31, 2025 amounted to ₹ 8,587 million (US$ 100.34 million).

All our capital expenditures were financed out of cash generated from operations, borrowings / arrangements from banks and other financial institutions and other sources of Equity.

Investment Strategy

In evaluating investment opportunities, we consider important factors, such as strategic fit, competitive advantage and financial benefit.

FY 2021-2022

On November 1, 2021, SISL entered into a Debentures Subscription Agreement with Kotak Special Situations Fund (“KSSF”) under which KSSF agreed to subscribe ₹ 4,000 million (US $ 48.65 million) by March 31, 2023. SISL can further offer to subscribe additional ₹ 6,000 million (US $ 72.98 million) in one or more tranches during fiscal years 2024, 2025 and 2026, or by October 1, 2026, based on prior communication to KSSF in writing of its requirement for additional investments on or before October 1, 2023. On July 20, 2023, SISL entered into an assignment letter with KSSF for the transfer of ₹ 6,000 million (US $ 72.98 million) to Kotak Data Centre Fund (“KDCF”). The proceeds from these instruments were utilized for the expansion of new data centers, including land acquisition for data centers, investment in renewable energy for data centers and repayment of existing debt.

During the fiscal year ended March 31, 2022, SIFY made investments in (i) Tasoula Energy Pvt Ltd amounting to ₹ 225 million (US$ 2.97 million) on August 16, 2021; (ii) Padvest Corporation amounting to ₹ 3.79 million (US$ 0.05 million) on September 3, 2021; (iii) Digifresh Corporation amounting to ₹ 15.16 million (US$ 0.20 million) on September 27, 2021; and (iv) The Gizmo App Company amounting to ₹ 13.50 million (US$ 0.18 million) on December 13, 2021.

FY 2022-2023

During the fiscal year ended March 31, 2023, SIFY made investments in (i) Chatter Inc amounting to ₹ 12.40 million (US$ 0.15 million) on June 29, 2022; (ii) VEH Srishti Energy Private Limited amounting to ₹ 375.30 million (US$ 4.56 million) on October 21, 2022; (iii) Aizen Corp (formerly known as Elevo Corporation) amounting to ₹ 142.80 million (US$ 1.74 million) on January 23, 2023; and (iv) Passerine Technologies Inc. amounting to ₹ 16.40 million (US$ 0.20 million) on March 3, 2023.

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

The Board of Directors of Sify Infinit Spaces Limited (”SISL”) has approved a scheme of amalgamation ('Scheme') for the merger with Print House (India) Private Limited (”PHIPL”). SISL submitted the Scheme to the Hon’ble National Company Law Tribunal (“NCLT”) with the appointed date as April 1, 2022. SISL has received approval for the said Scheme from the shareholders and unsecured creditors of the SISL at its meeting held on November 27, 2022 convened by NCLT, Chennai. Amalgamation order was received from NCLT on July 10, 2023, subsequent to which SISL has issued 0.0859762 equity shares for every 1 equity shares held by the shareholders of PHIPL.

FY 2023-2024

During the fiscal year ended  March 31, 2024, SIFY made investments in (i) Aizen Corp (formerly known as Elevo Corporation) amounting to ₹ 16.03 million (approximately US$ 0.193 million) on April 10, 2023; (ii) Cloudfabrix Software Inc. amounting to ₹124.59 million (approximately US$ 1.5 million) on September 22, 2023; and (iii) Sylvie Unlimited Inc. amounting to ₹ 12.51 million (approximately US$ 0.15 million) on October 12, 2023
.

On July 20, 2023, SISL entered into a Debentures Subscription Agreement with Kotak Data Centre Fund (“KDCF”)and KDCF invested ₹6,000 million (approximately US$72.23 million) in the form of compulsorily convertible debentures of SISL. SISL, which operates the Company’s data centers, used the proceeds from the issue of debentures for the expansion of new data centers, including land acquisition for data centers, investment in renewable energy for data centers and repayment of existing debt.

On September 1, 2023, SIFY acquired SKVR Software Solution Private Limited (“SKVR”), an IT & ITeS company, through a share purchase agreement. Pursuant to the share purchase agreement, shareholders of SKVR received ₹400 million with 51% and 49% of the purchase price paid by Sify Technologies Limited and SISL, respectively. SKVR holds 19,305 square meters of land allotted by the New Okhla Industrial Development Authority (“NOIDA”) for a period of 90 years beginning 2006.

On February 9, 2024, Scheme of Amalgamation of Patel Auto Engineering Company (India) Private Limited (“PAECIPL”) with SISL is filed with Hon'ble NCLT.

FY 2024-25:

The Company issued an aggregate of 190,268,698 equity shares and 59,730,265 ADSs (each representing one equity share) pursuant to the exercise of the rights offering, raising gross proceeds of approximately $30 million before expenses of the  offering. Following the issuance of the new equity shares and ADSs, the Company had 433,331,423 equity shares including equity shares represented by ADSs which included 13,262,908 ADSs issued as part of an over-subscription right. The net proceeds of the rights offering are expected to be used for expansion of the business for developing Network Centric Services, Data Center services, Digital Services and for general corporate purposes.

On July 27, 2024, the scheme of amalgamation between PAECIPL and SISL was approved in a meeting by their Creditors, as per the order of Hon’ble NCLT. The scheme of amalgamation was approved by the Hon’ble NCLT on January 9, 2025.

On July 19, 2024, the Company received a letter from the Listing Qualifications Department of the NASDAQ indicating that, based upon the closing bid price of the Company’s ADSs for the last 31 consecutive business days, the Company did not meet the minimum bid price of $1.00 per share required for continued listing on The Nasdaq Capital Market. In order to regain compliance with the NASDAQ listing standard, on October 1, 2024, the Company announced a change in
its ADS to equity shares ratio from the current ratio of (1) ADS representing one (1) equity share, to a new ratio, where one (1) ADS represents six (6) equity shares (the “ADS Ratio Change”). The ADS Ratio Change became effective on October 4, 2024. There was no change to the Company’s equity shares. Following the ratio change, the Company has regained compliance with the NASDAQ bid price requirement
.

SISL raised ₹ 2,500 million through the issue of Non-Convertible Debentures, which were listed on the Bombay Stock Exchange (BSE) on October 4, 2024. SISL has complied with the requirements of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015. The funds were utilised to repay the existing debt relating to specific Date Centers.

On October 31, 2024, Kamal Nath retired from his position as Chief Executive Officer (India Operations) of Sify Technologies Limited.  Mr. Nath will continue to be a member of the Board of Directors of Sify Digital Services Limited.

On March 3, 2025, the Company made an investment in Sunsure Solar Park Eighteen Pvt. Ltd amounting to ₹ 9.97 million (approximately US$ 0.12 million).

BUSINESS OVERVIEW

Industry Overview

In today’s fast-paced digital landscape, Information and Communication Technology (ICT) services play a crucial role in driving digital transformation across various sectors. Organizations are increasingly leveraging these services to enhance operational efficiency, improve customer experiences, and foster innovation. ICT services enable digital transformation, emphasizing the opportunities they create, the demand for skilled manpower, the breadth of appropriate tools, and the importance of sound infrastructure.

The advent of ICT has unlocked numerous opportunities for businesses and institutions, allowing them to adapt and thrive in the digital age. Key opportunities include:

Enhanced Efficiency: Automation of routine tasks through ICT services reduces manual intervention, leading to increased productivity. For instance, cloud computing enables organizations to streamline their operations and access resources on-demand, minimizing downtime and operational costs.

Improved Customer Engagement: Digital platforms facilitate real-time interaction with customers. Through social media, mobile applications, and chatbots, businesses can engage with their customers more effectively, tailoring their services to meet specific needs and preferences.

Data-Driven Decision Making: ICT services enable organizations to gather, analyse, and interpret vast amounts of data. This data-centric approach empowers businesses to make informed decisions, predict market trends, and personalize offerings, ultimately driving revenue growth.

Global Reach: With ICT services, companies can easily expand their operations beyond geographical boundaries. E-commerce platforms and digital marketing strategies allow businesses to reach a global audience, opening new markets and increasing their customer base.

Innovation and Agility: ICT fosters a culture of innovation by providing tools and platforms for rapid prototyping and agile development. Organizations can quickly adapt to changing market conditions, launching new products and services faster than ever before.

As organizations embark on their digital transformation journeys, the demand for skilled manpower has surged. The integration of ICT services requires professionals who can navigate the complexities of digital technologies. This demand manifests in several ways:

Specialized Skills: Professionals with expertise in areas such as cloud computing, data analytics, cybersecurity, and artificial intelligence are increasingly sought after. These skills are essential for implementing and managing ICT services that drive digital transformation.

Continuous Learning: The rapid evolution of technology necessitates ongoing education and training. Organizations are investing in upskilling their workforce to keep pace with technological advancements and maintain a competitive edge.

Interdisciplinary Knowledge: The convergence of ICT with other fields, such as finance, healthcare, and education, calls for professionals who possess a blend of domain-specific knowledge and ICT skills. This interdisciplinary approach enhances problem-solving capabilities and fosters innovation.

Leadership and Change Management: As organizations adopt digital strategies, there is a growing need for leaders who can guide teams through the transformation process. Effective change management skills are crucial to address resistance and ensure successful adoption of new technologies.

Breadth of Appropriate Tools

The digital transformation journey is heavily reliant on a diverse array of ICT tools that cater to different organizational needs. The breadth of these tools provides businesses with the flexibility to choose solutions that align with their specific goals. Key categories of tools include:

Cloud Services: Cloud computing offers scalable infrastructure and services, enabling organizations to reduce costs and improve accessibility. Tools like Amazon Web Services (AWS) and Microsoft Azure allow businesses to deploy applications quickly and efficiently.

Collaboration Tools: Platforms such as Slack, Microsoft Teams, and Zoom facilitate remote work and enhance collaboration among teams. These tools enable seamless communication and project management, fostering a culture of teamwork regardless of physical location.

Data Analytics Platforms: Tools like Tableau, Power BI, and Google Analytics empower organizations to analyze data and gain actionable insights. This capability is vital for informed decision-making and optimizing business strategies.

Cybersecurity Solutions: As digital transformation increases exposure to cyber threats, robust cybersecurity tools are essential. Solutions such as firewalls, intrusion detection systems, and encryption software protect sensitive data and ensure compliance with regulations.

Customer Relationship Management (CRM) Systems: Platforms like Salesforce and HubSpot help organizations manage customer interactions effectively. These systems enable personalized marketing, sales tracking, and customer service enhancements.

Sound Infrastructure

The backbone of successful digital transformation lies in a sound ICT infrastructure. Without a robust infrastructure, organizations may struggle to implement and leverage ICT services effectively. Key components of a sound infrastructure include:

Network Reliability: A strong and reliable network is fundamental to ensuring uninterrupted access to ICT services. High-speed internet connectivity and resilient networking solutions are critical for seamless operations.

Data Storage Solutions: As data generation continues to rise, efficient data storage solutions are essential. Organizations need scalable storage options, such as cloud storage and data warehouses, to manage and analyze large volumes of data securely.

Integration Capabilities: Effective digital transformation often requires the integration of various ICT tools and platforms. A well-designed infrastructure should support interoperability between systems, enabling data sharing and streamlined processes.

Scalability: Organizations must invest in scalable infrastructure that can grow with their needs. This flexibility allows businesses to adapt to changes in demand and technological advancements without incurring significant costs.

Security Measures: Robust security measures are crucial to protecting organizational data and maintaining customer trust. This includes implementing firewalls, encryption, and regular security audits to safeguard against potential breaches.

ICT services are integral to enabling digital transformation, presenting a multitude of opportunities for organizations to innovate and grow. However, the successful adoption of these services necessitates a skilled workforce, a diverse range of appropriate tools, and a sound infrastructure. As businesses continue to navigate the complexities of the digital landscape, investing in these areas will be crucial for achieving sustainable transformation and remaining competitive in the market. By embracing ICT services, organizations can unlock their full potential and pave the way for a more connected and efficient future.

Strategy

Our foremost objective is to enable the digital transformation for our customers and equip them with the necessary tools, infrastructure and connectivity for such. In doing so, we seek to deliver value to all our stakeholders; be they employees, suppliers, environment, shareholders and the society at large.

In year 2025, our strategy was enhanced to advance the portfolio of services around “digital@core” to “AI@core”.
AI is redefining the landscape of our current capabilities, enabling us to deliver advanced solutions that support our customers in accelerating their digital transformation journeys. Building on the foundation of our cloud-centric approach—where we successfully facilitated cloud migration, adoption, and scalable infrastructure—we are now expanding our strategy to integrate AI across our offerings. This evolution allows us to transform not only IT infrastructure but also applications and business processes, delivering greater value and impact. Our previous investments have laid a strong foundation, and we will continue to invest in expanding our capabilities and resources. At the same time, we are enhancing our internal operations through automation technologies to drive efficiency and innovation. Our AI-augmented solutions are being productized to meet the evolving needs of both domestic and global markets, aligning with the broader industry shift toward intelligent and automated digital ecosystems.

Key highlights of our strategy execution during fiscal year 2025 are as follows:

1.	Continued Investments in Future-Ready Infrastructure and Technologies

We are actively expanding our hyperscale network footprint with deployments underway and augmenting of our core networks in the major cities. To address the rising network demand in Tier-2 cities—driven by deeper mobile penetration and the need for lower-latency access—we have initiated the development of Edge Data Centers (Edge DCs) closer to end users.

Our investment in Data Center capacity also continued this year, with total capacity now close to 200 MW. In alignment with our ESG commitments, we have signed long-term power purchase agreements for renewable energy, of which 99 MW was operational as of March 31, 2025. Looking ahead, we plan to construct additional Data Center facilities on greenfield sites, subject to evolving market demand.

2.	Driving Scale Through Standardized Solutions

We have made significant progress in standardizing our solution portfolio, enabling us to serve a broader customer base with greater consistency and efficiency. This has enhanced our ability to deliver integrated solutions involving multiple service components, while also improving the overall customer experience. To further strengthen our offering, we have built a marketplace for all our services. This elastic platform enables the commoditizing of our services and customers can enable any of our services with minimum human intervention.

3.	Advancing Automation and Intelligence Through Technology Investments

We are continuously investing in advanced tools and technologies to automate business processes across functions. These investments are focused on streamlining operations, enhancing customer engagement, and leveraging analytics derived from large volumes of data. Our goal is to optimize business performance while enabling more intelligent, data-driven decision-making across the organization.

4.	To reskill our employees

We have invested in reskilling of our employees through our Learning and Development (L&D) programs. The training enablement is done through various modes like ILT, VLT, eLearning and Webinars. Around 4,508 associates have taken advantage of the eLearning platforms of Sify L&D. Around 340 (220 courses + 120 assessments) learning solutions have been internally created and 34,179 courses in Percipio (online third-party portal collaboration with our company) amounting to an aggregate duration of more than 198,963 hours including compliance and induction
.

In line with specific business needs, certification programs are organized with a twin objective of meeting business goals and providing associates with an opportunity to strengthen their conceptual, functional and technical expertise.

Service Offerings

Our Operating Segments are as follows:

1)	Network Services
2)	Data Center Services
3)	Digital Services

1)	Network Services

We offer a range of managed services through a network that reaches more than 1,700 towns and cities in India, with over 3,400 points of presence (POPs). Our Global Network Operations Center has over 500 associates managing network and network devices of various customers across the globe. Our network extends across the globe with 7 International POPs and seamless Network to Network Interconnection with multiple global network providers. We have an open cable landing station in India which lands two of the cable systems that come into India.

Our network is built with a combination of leased capacities, leased fiber and owned fiber. Our strength has been (i) delivering services via wireless last mile, which helps our strategy of hyper reach and (ii) our investments in building fiber network in major cities which helps us have hyper scale network delivered to our clients. Our lease capacities from multiple telco operators and build redundancies relevant to our architecture. We are carrier agnostic. The prices of network capacities that we procure has been relatively stable over the years. We have our network spread across 1700+ towns and cities and between them have more than 125,000+ enterprise end points, which is managed by our associates and in certain cases through our field partners who troubleshoot and resolve tickets. Our rental of network nodes is a combination of full lease and colocation basis, which enables optimum operating costs for our network. The major cost for our Network operations center which delivers managed services to our clients is employee costs.

The focus of the Network Services is on the following lines:-

▪
India Network Business
– Catering to the growing data communication needs of enterprises in India that demand agility and security, we offer Internet, MPLS and other infra services to enterprise and hyperscale customers.

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

•	PartnerConnect (TM) is our remote access VPN offering, for providing secure and restricted dial-up access to business partners such as dealers, distributors and suppliers to the corporate extranet.

•	Data Center/Cloud Interconnect portfolio

o	Data Center Interconnect provides access to 77 major data centers across the country with Data center to Data center connectivity over Ethernet, Fiber Channel, SDH or IP/VPN.

o
GlobalCloudConnect provides seamless connectivity to global cloud service providers and multiple direct interconnects to Cloud Service Providers in India, such as Amazon web services (AWS), Microsoft Azure and Google Cloud Interconnect.

o
Oracle FastConnect provides access to Oracle Cloud region across the globe leveraging Sify’s GlobalCloudConnect,(GCC) and Interconnection in major data centers. Sify’s GCC interconnects with Oracle cloud infrastructure ensuring fast and reliable access to the cloud region.

o
AMS-IX is private internet exchange set up in Mumbai in partnership with Amsterdam Internet Exchange (AMS-IX) by which we offer services of private peering for the content providers and the private ISPs.

o	CleanConnect (TM) provides managed and secured internet connectivity to customers.

o
RoamConnect
(TM),
is our national and international remote access VPN, which is used for securely connecting employees, while they are traveling, to the corporate intranet. Roam Connect features “single number access” to SifyNet from anywhere in the country and provides access from anywhere in the world through Sify’s alliances with overseas service providers.

o	SiteConnect (TM) which offers site-to-site managed MPLS-enabled IPVPN solutions for securely connecting regional and large branch offices within India to the corporate Intranet.

o
GlobalSite Connect
(TM)
, an international site-to-site managed MPLS-enabled IPVPN solution, is used for securely connecting international branch offices to the corporate offices. It provides connectivity anywhere in the world through Sify’s alliances and partnerships with global overseas service providers.

During the past year, we focused on scaling of our existing network services portfolio with investments in infrastructure to reach more cities on fiber and adding capacities wherever there is market demand.

2)	Data Center Services

Our Data Centers are designed to be reliable, secure and scalable to host mission-critical applications. We offer co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks or hire complete racks, and rent ‘secure cages’ at the hosting facility in accordance with their application requirements. We also offer a wide variety of managed data center services, such as storage and back-up management, performance monitoring and infrastructure monitoring and management, network availability, server load balancing, managed shared firewall, Web server log reporting and remote hands and smart hands services. Our Data Center in Rabale also hosts our private internet exchange AMS-IX.

We pioneered the Data Center business in India with the first commercial Data Center in Vashi in the year 2000. Today, we offer a combined IT power of close to 200 MW across our 14 Data Centers, located in all the major business districts. We believe Sify Data Centers have distinguishing features that help customers to stay ahead of the competition. Apart from all of them being concurrently maintainable, the Rabale campus comes with an on-premise substation and the Noida Data Center is amongst the few green Data Centers available in India. Our Data Centers are built as per the 5th generation Sify Data Center Architecture (SDA) and operate on an ITIL-based service delivery framework. These Data Centers have highly scalable IT infrastructure with mature operational processes, strong vendor relationships, and provide industry standard IT support functions. All our Data Centers follow professional standards of ISO 9001 for quality, ISO 27001 for information security and ISO 20000 for service delivery. The Company is also investing in Edge DCs in select cities based on customer requirements.

Power is the major source of input for our Data Center operations. We source power from state electricity boards for our Data Centers. We are conscious of our dependencies on a continuous power supply and the ensuing carbon footprint. And hence we have also invested in renewable sources of power.

3)	Digital Services

We re-organised our offerings under Digital Services Segment to provide better strategic directions on decision making, funding and operations. These are also in line with the market demands of customers where products from our digital services portfolio are often bundled together to provide a seamless digital transformation experience for our customers.

Network Managed Services:
We manage customers using our network and third-party network.

•
Network Operations Center (NOC) services offer full network, device and performance monitoring across network infrastructure and providers. We offer these services to customers as Shared NOC, Dedicated NOC and Hybrid NOC.

•	DDoS Protect services offer corporate customers protection from DDoS attack.

•
Managed SDWAN has features such as intelligent routing, faster troubleshooting, zero-touch provisioning, providing application level visibility, security, network management and performance management. Managed SDWAN is a transformational approach to design enterprise WANs to simplify deployment and management of the network.

•	Edge Connect (Managed WLAN) provides Managed Wi-Fi solutions offering connect devices to the network of the customer and the internet at customer locations.

•
Internet of Things (IoT) services leverages our network, cloud, applications and network integration capabilities to deliver turnkey solutions to our customers ranging from employee/vehicle tracking to smart metering, smart energy monitoring. There are off the shelf solutions and customized solutions to solve customer problems.

Enterprise Cloud services
:
We offer ready-to-use compute instances on a robust, dedicated, on-demand and scalable platform to host applications and data, including the workloads of AI/ML, big data, core business-critical solutions, and DR needs on a pay-per-use basis. Managed by Sify’s 24×7-available cloud experts and intelligent, state-of-the-art management platform, hyperscale public-cloud-adjacent data centers, network, and security services, we help organizations to fast track their cloud adoption journey from hosted to hybrid to public cloud integrated solution at scale.
Under this service, we offer Compute-as-a-Service, Storage-as-a-Service, Network-as-a-Service, Security-as-a-Service, Platform-as-a-Service, Backup-as-a-Service, Desktop-as-a-Service and DR-as-a-Service. We also offer advisory and migration services for our customers.

Cloud and Managed Services:
Our Remote and Onsite Infrastructure Managed services provide continuous proactive management and support of customer operating systems, applications and database layers through deploying specialized monitoring tools and infrastructure experts to ensure that our customers’ infrastructure is performing optimally. We offer hyperscale partner Cloud services, Multi-cloud management services, CDN Services and hybrid cloud management security services.

Security Services
: Our Managed Security Services are enabled with Sify’s security experts using latest tools and technologies to monitor customer’s infrastructure and network every minute of every day. They monitor all events, provide proactive and real-time attack mitigation. The services are based on the Sify Cyber Threat Intelligence Framework, which is a set of comprehensive services and best practices developed over the past decade. We also offer digital signature services. Our associates are major source of input for the services provided in addition to the infrastructure that is built. Most of our associates have to carry additional certifications or skillsets to offer managed services for our customers. We also offer turnkey solutions to clients who are new to both technology and technology refreshes. We do this by leveraging our home-grown expertise in design, implementation and maintenance to deliver end-to-end managed IT services across datacenters, network and security.

Sify Application Services
: Our application services were built to leverage on our network, cloud, security capabilities and integrator strengths that would help us offer applications that were developed in house and manage industry standard applications. Our offerings are:

•
Talent Management
: Our in-house application through which we offer solutions such as online examination services, online registration services and student lifecycle management services to our customers.

•
Supply Chain Management:
Forum NXT offers tools to effectively manage front-end supply chain of our customers. It offers an integrated inventory system software and financial accounting systems that can be used by all stakeholders in the distribution network of customers. Forum NXT automates salesforce operations with inventory management mobile app for order tracking, market surveys, and more.

•
eLearning:
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

•	Full Stack observability and Digital Asset management Services.

Enterprise Application services:
We offer wise range of services across industry application as below:

SAP Services
: We offer a range of support services, and our experts help with everything from SAP implementation and maintenance to SAP GST ready, SAP Basis and SAP HANA cloud hosting to system improvements and innovation strategies. With our vast experience across geographies and industries, we have the right people, practices, and solutions to help organizations generate the greatest return on their SAP investments and build a transparent business.

Microsoft Services
: We offer support and implementation services for Microsoft Office 365, Azure cloud solutions and SQL enterprise grid.

Oracle Services
: We help customers deploy their Oracle applications and business critical infrastructure – migrate, integrate and upgrade - either in their Data Center or enabling them to deploy over the Cloud. We help organizations of all sizes to deploy, migrate, integrate, develop, enhance, optimize, monitor and manage Oracle software, platforms, and infrastructure.

Corporate Customers

Our customers from India are spread across industries and range in sizes from Large Corporations to Small and Medium Businesses (SMB). We have customers across verticals like Banking Financial Services and Insurance (BFSI), Manufacturing, Retail and Distribution (MRD), Pharmaceuticals, Media, Printing and Publishing, Information Technology Enabled Services (ITES), Telecommunication, Power, Public Sector Units and Governments. We have more than 10000+ customers to date. We also have our wholesale businesses with fellow carriers for data, voice and data center services.

As a percentage of total revenue by geographic segment for the last three fiscal years are as follows:

Geography	2025	2024	2023
India	92.39%	93.46%	81.88%
Rest of the world	7.61%	6.54%	18.12%

Our customers as a percentage of total revenue by operating segment for the last three fiscal years are as follows:

Operating Segment	2025	2024	2023
Network Services	39.57%	41.15%	39.79%
Data center services	35.59%	31.02%	30.31%
Digital Services	24.84%	27.83%	29.90%

During the year under review revenue from one of the customer in Data center services segment is ₹ 6,645 million which is more than 10% of the Group's total revenue.

Customer Service and Technical Support

We have a single window help desk for all our customers across different service lines. This helps our customers reach the right technical support and get issues resolved on an accelerated basis. We support multiple modes like telephone, email and WhatsApp from our clients and support for enterprises services is 24x7
.

Sales and Marketing

Our sales and marketing functions are structured based on geographies to cater to the needs of respective markets. We have sales and marketing teams in India, Singapore, United Kingdom and the United States. The Indian sales force is further divided into regions such as North, East, West, South and also based on the customer segment such as the Digital Sales Team and Wholesale. The Singapore team is responsible for rest of Asia Pacific, the United Kingdom team is responsible for Europe market and the United States team is responsible for coverage in North America
.

Technology and Network Infrastructure

Geographic coverage:
Our network today reaches more than 1700 towns and cities and among them have more than 125,000+ links. This network is completely owned giving us complete control over its technology, traffic and speed. These points of presence, or primary nodes, reside at the core of a larger Internet protocol network with a star and meshed topology architecture thereby building in redundancy at every point and translating into minimum downtime for customers.

Today we offer the following services to our enterprise and consumer customers using our network.

•	Internet access services,
•	IP/ MPLS Virtual private networks
•	SD WAN services
•	Cloud Interconnect
•	Internet based Voice services
•	Layer 1 / Layer 2 networks
•	Data center / cloud interconnections

Each point of presence contains data communications equipment housed in a secure facility owned, leased or operated on an infrastructure co-location basis by our Company. The last mile connecting to the customer can be a leased line, ISDN or point-to-multipoint radio link that we have licensed from the Wireless Planning Commission. We also use certain frequency radios, which do not require an operating license, in some locations. Our larger corporate customers access the point of presence directly through leased lines or wireless links.

Network Architecture
We ensure network reliability through several methods and have invested in proven technologies. We use routers to route traffic between nodes interconnected using a high-speed interface. Most of our applications and network verification servers are manufactured by market leaders in telecom equipment .

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

Data Center Infrastructure.
We operate 14 concurrently maintainable Internet Data Centers, of which seven are located in Mumbai, two are located in Noida (UP) and Chennai and one each at Bangalore, Hyderabad and Kolkata. We offer managed hosting, security and infrastructure managed services from these facilities. These Data Centers are completely integrated with our IP / MPLS network which provides seamless connectivity for our customers from their premise to their applications hosted in the Data Centers.

Competition

The market we operate in is extremely competitive as the technology landscape is rapidly changing. While we compete with large incumbent players, we also face competition from smaller niche technology companies. We go through the process of Request for Proposals (RFP) from customers. Our ability to operate across the spectrum of ICT has enabled us to win many customers for ala carte integrated solutions. We foresee competition to further intensify with the digital revolutions giving rise to many smaller companies and also due to the trend of insourcing technology services by our customers.

Given our wide range of services, our competition is also extensive and varied. As the markets in India for corporate network/data services, Internet access services and online content expand, we will continue to see the entry of newer competitors and those with greater resources.

Individually, we expect to see competition intensify from established players like Reliance Jio, TATA Communications and Bharti for telecom services, Ctrl S, STT, Nxtra and Net Magic for Data Centers, proprietary leaders like IBM and localized players like Ramco for Cloud services, traditional software majors like Infosys, HP, Wipro and TCS for Applications Integration services.

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

Investment in Network services

We own approximately 100,000 square feet corporate headquarters located in Chennai (Madras), India and an approximately 20,000 square feet regional office in Mumbai (Bombay). We have leased approximately 3,500 square feet network operations center in Chennai.

Our Chennai facility houses our central network servers as well as our network staff who monitors network traffic, service quality and equipment at all our points of presence, or POPs, to ensure a reliable Internet service. We have POPs in over 1,700 towns/cities across India. Most of our POPs are staffed 24-hours-a-day, seven-days-a-week. Our POPs average approximately 750 square feet at each location. We have backup power generators and software, and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability. Our property, plants and equipment are pledged towards obtaining loans / working capital facilities from banks.

The Company is part of sub-consortium of the Europe India Gateway (EIG), undersea cable capacity between London and Mumbai. The capacity went live during fiscal 2013 and was upgraded during fiscal 2015, 2016, 2018, 2019 and 2021. This enables significant capacity on ground, leading to our ability to service larger customers. The Company also lands international cable systems MENA and GBI at its landing station in Versova, Mumbai.

Investment in Data Centers

We have combined IT power close to 200 MW across our 14 Data Center facilities. All our Data Centers are concurrently maintainable, our Rabale campus comes with an on-premises substation and our Noida DC is amongst the few green data centers in India. Our Data Centers provide high-level security features like perimeter fence, gates, fire suppression, and 24X7 security officers. All critical areas have Biometric Readers, Smart Card Access, and 24*7 CCTV surveillance. Noida and Rabale Data Centers come with a Z level security with advanced fire alarm, aspirating smoke sensors, multilevel access control, and automatic fire suppression. We continue to expand our capacity to meet the rising demands of data centers.

Item 4A. Unresolved Staff Comments

None.

Item 5
.
Operating and Financial Review and Prospects

The financial statements of the Company included in this Annual Report on Form 20-F have been prepared in accordance with the English version of International Financial Reporting Standards as issued by International Accounting Standards Board. The information set forth in the Operating and Financial Review and Prospects is also for the Company's three most recent fiscal years. The discussion, analysis and information presented in this section should be read in conjunction with our financial statements included herein and the notes thereto. See Note Regarding Forward-Looking Statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including, but not limited to, those described below and elsewhere in this annual report, particularly in the risk factors described in “Part I — Item 3 Key Information - Risk Factors.”

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
₹ in million, except share data and where otherwise stated)

Overview

We are among the largest integrated ICT solutions and services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common data network infrastructure reaching more than 1700 cities and towns in India. This network also connects 77 Data Centers across India including Sify’s 14 concurrently maintainable Data Centers across the cities of Chennai, Mumbai, Kolkata, Delhi, Bengaluru and Hyderabad and other Data Centers.

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

Our primary geographic markets is India. Our revenue is derived from services to enterprise customers, comprising Network services, Data Center services, Cloud and Managed services and Applications Integration services.

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

Our strategy was enhanced to advance the portfolio of services around “digital@core” to “AI@core”.
AI is redefining the landscape of our current capabilities, enabling us to deliver advanced solutions that support our customers in accelerating their digital transformation journeys. Building on the foundation of our cloud-centric approach—where we successfully facilitated cloud migration, adoption, and scalable infrastructure—we are now expanding our strategy to integrate AI across our offerings.

Revenues

Network Services

These primarily include revenue from providing network infra such as NLD/ILD services, IPVPN services, Internet connectivity and last mile connectivity and from the installation of the connectivity link. In certain cases, these elements are sold as a package consisting of all or some of the elements. We provide these services for a fixed period of time at a fixed rate regardless of usage, with the rate for the services determined based on the type of service and capacity provided, scope of the engagement and the Service Level Agreement, or SLA.

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

Data Center Services

Revenue from Data Center services includes revenue from co-location of space and racks and on usage of power by these racks. The contracts are mainly fixed rate for a period based on the racks used, and usage revenue is based on consumption of power by the customers.

Digital Services

Revenue from Digital Services are primarily from Network Managed services, Enterprise Cloud services, Managed Services, Security Services and Application services.  The revenues from Network Managed services, Enterprise Cloud services and Managed Services are primarily fixed in nature and for a period of time. Revenues from Security Services and Application services comprise of value-added services, operations and maintenance of projects and from remote infrastructure management. Contracts from this segment are fixed and could also be based on a time and material basis (T&M). Turnkey projects like DC build, SoC/NoC build etc is recognised based on completion of projects and could also be based on T & M.

Expenses

Cost of sales

Network Services

Cost of sales for the corporate network/data services division consists of telecommunications costs necessary to provide services and cost of goods in respect of communication hardware and security services sold, commission paid to franchisees and cable television operators, the cost of voice termination for voice and VoIP services and other direct costs. Telecommunications costs include the costs of international bandwidth procured from Telcos and are required for access to the Internet, providing leased lines to our points of presence, the costs of using third-party networks pursuant to service agreements, leased line costs and costs towards spectrum fees payable to the Wireless Planning Commission (WPC) for provision of spectrum to enable connectivity to be provided on the wireless mode for the last mile. Other costs include cost incurred towards annual maintenance contract and the cost of installation in the connectivity business. In addition, the Government levies an annual license fee of 8% of the adjusted gross revenue generated from IP-VPN services and Voice services under the Unified License.

Data Center Services

Cost of sales for the Data Center services consists of cost of electrical power consumed and any other direct cost incurred to provide services.

Digital Services

Cost of sales for the Network Managed Services, Enterprise Cloud Services, Managed services and Security Services consists of cost of licenses in providing services, cost of billable resources in case of Infrastructure Managed services, third party professionals engaged in providing services, associate costs of the delivery teams, hardware and software supplied in case of turnkey projects and cost of operations of build-operate-transfer (BOT) projects.

Cost of sales for Application Services consists of professional charges payable to domain specialists and subject matter experts, cost of billable associates of e-learning business, cost of operating in third party facility for online assessment including invigilator costs and cost of procuring and managing content for the websites, cost of digital certificates and platform usage and other direct costs for the revenue streams.

Selling, general and administrative expenses

Selling, general and administrative expenses consist of salaries and commissions for sales and marketing personnel, salaries and related costs for executive, financial and administrative personnel, advertising and other brand building costs, travel costs, and occupancy and overhead costs.

Depreciation and amortization

We depreciate our tangible assets on a straight-line basis over the useful life of assets, ranging from 3-8 years and, in the case of buildings, 28 years. System Software is amortised over a period of 1-3 years , Undersea cable capacity is amortised over a period of 12 years and other intangible assets with finite lives are amortised over 3-5 years.

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

Deferred tax

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and associates to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill, as the same is not deductible for tax purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. Deferred Tax assets in respect of deductible temporary differences are recognised only to the extent of deferred tax liabilities on taxable temporary differences. MAT credit entitlement has been recognised as a deferred Tax asset.

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

Stock compensation expense

A total of 25 million equity shares are reserved for issuance under our Associate Stock Option Plans (ASOPs). Our ASOP 2014 was adopted at the Eighteenth Annual General Meeting held on July 28, 2014. As of March 31, 2025, we had an aggregate outstanding of 1.34 million options under our ASOP with a weighted average exercise price equal to approximately ₹ 60.06 ($0.70) per equity share. Unamortized stock compensation expense as of March 31, 2025 on these options is ₹ 0.66 million ($ 0.01 million).

Results of Operations

The following table sets forth certain financial information as a percentage of revenues:

	Fiscal
	2025	2024	2023
	%	%	%
Revenues	100	100	100
Cost of sales	(62.47)	(62.80)	(64.00)
Other operating income	0.91	1.06	0.97
Selling, general and administrative expenses	(18.66)	(18.13)	(17.15)
Depreciation and amortization expenses	(14.12)	(13.40)	(11.89)
Profit from operating activities	5.66	6.73	7.93
Investment Income	0.47	0.44	0.12
Profit before financing and income taxes	6.13	7.17	8.05
Finance income	0.03	0.01	0.03
Interest on borrowings	(6.13)	(5.48)	(4.43)
Interest expenses on pension liabilities	(0.01)	(0.01)	(0.01)
Interest expenses on lease liabilities	(0.74)	(0.70)	(0.58)
Net finance income/(expenses)	(6.85)	(6.18)	(4.99)
Profit / (Loss) before tax	(0.72)	0.99	3.06
Income tax (expense)/ benefit	(1.25)	(0.51)	(1.04)
Net Profit / (Loss) for the year	(1.97)	0.48	2.02

Results of year ended March 31, 2025 compared to year ended March 31, 2024

The growth in our revenues in fiscal 2025 from fiscal 2024 is given below:

			Increase/
	2024 - 25	2023 - 24	(decrease)	% Change

Revenues	39,886	35,634	4,252	11.93%

Year 2024-25 had a 12% growth with an increase in revenues of ₹ 4,252 million ($49.68 million) contributed largely by Network Services with ₹ 1,119 million ($13.08 million), Data center service with a revenue growth of ₹ 3,142 million ($36.71 million) which was off-set by decrease in revenue of Digital Services with ₹ 9 million ($0.11 million).

The revenue by operating segments is as follows:

	Revenue		Percentage of revenue		Growth %
	2024-25	2023-24	2024-25	2023-24
Network Services	15,781	14,662	40%	41%	(1)%
Data Center Services	14,196	11,054	36%	31%	5%
Digital Services	9,909	9,918	24%	28%	(4)%
Total	39,886	35,634	100%	100%	-

Revenue from Network Services increased by ₹ 1,119 million ($13.08 million) primarily due to (i) increase in revenue of ₹ 1,108 million ($12.95 million) from connectivity services, contributed by an increase in capacity by existing and new customer engagements and   (ii) increase in revenue of ₹ 11 million ($ 0.13 million) in voice services, which is attributable to increase in revenue from ILD & Hubbing business by ₹ 79 million ($ 0.92 million), and decrease in revenue of ₹ 68 million ($0.79 million) from retail voice business.

Revenue from Data Center services has increased by ₹ 3,142 Million ($ 36.71 million) on account of new contracts and higher capacity utilisation by existing customers.

Revenue from Digital Services has decreased by ₹ 9 Million ($ 0.11 million) majorly due to (i) decrease in revenue from Application Integration Service by ₹ 410 Million ($ 4.79 million) ) majorly from eLearning services and (ii) decrease in revenue from Cloud and Managed Services by ₹ 155 Million ($ 1.81 million), and this decrease is offset by increase in (iii) revenue in Network Managed Services by ₹ 556 Million ($6.50 million).

Other operating income

The change in other operating income is as follows:

			Increase/
	2024-25	2023-24	(decrease)	% Change
Other operating income	364	378	(14)	(3.70)%

Other operating income has decreased by ₹ 14 million ($0.16 Million). The decrease is primarily on account of decrease in Miscellaneous income by ₹ 66 million (0.77 Million), which is offset by increase in interest income by ₹52 (0.61 Million).

Cost of sales

Our cost of sales in each of the business segment is set forth in the following table:

			Increase/
	2024-25	2023-24	(decrease)	% change
Network Services	10,907	9,782	1,125	11.50%
Data Center Services	5,988	4,914	1,074	21.86%
Digital Services	8,022	7,682	340	4.43%
Total	24,917	22,378	2,539	11.35%

The cost of sales has increased by 11% on an overall basis and the movement in cost of sales by nature of expense is explained in detail below:

	2024-25	2023-24	Increase/ (decrease)	% change

Network Costs	9,032	7,869	1,163	14.78%
Revenue Share	954	906	48	5.30%
Cost of Hardware / Software	4,419	4,327	92	2.13%
Power costs	5,593	4,623	970	20.98%
Direct Resources costs	2,755	2,859	(104)	(3.64)%
Other direct costs	2,164	1,794	370	20.62%
Total	24,917	22,378	2,539	11.35%

Network costs comprises cost of Bandwidth leased out from TELCOS, Inter connect charges and IP termination costs payable to carriers. Bandwidth cost increased by ₹ 1,095 Million ($12.79 million) due to capacity increase and IP termination costs increased by ₹68 Million ($0.79 million) on account of increase in minutes.

Revenue share cost comprises of revenue share payable to DOT on ILD, NLD and other services. Increase in revenue share is on account of increase in revenue from licensed services.

The increase in cost of hardware and software expenses is on account of execution of new projects in systems integration and security services.

Power cost include electricity charges incurred for our Data Center operations. Power cost increased by ₹970 million ($11.33 million) due to increase in occupancy of newly commissioned Data Centers and also increase in consumption in existing Data Centers and increased power tariff.

Direct resources costs are comprised of (i) the cost of resources deployed on the network infrastructure delivery (ii) resources involved in delivery of application services (iii) cost of billable resources associated with the eLearning and infrastructure managed services. There is a decrease in the resource costs by ₹104 Million ($1.22 million).

Other direct costs are comprised of link implementation and maintenance charges for the Network services, onetime costs for data center services for on boarding new customers, platform costs for Cloud storage, direct cost of application services, digital certificate platform costs, content costs, delivery costs of application services, subject matter experts for international business.
The increase in other direct costs is due to cost of materials incurred for a new project by ₹ 401 million ($4.69 million) offset by decrease in Cloud Platform Charges by ₹ 31 million ($0.36 million).

Selling,
General and Administrative expenses

Selling, General and Administrative expenses of the Company by nature of expenses are set forth as follows:

	2024-25	2023-24	Increase/ (decrease)	% change
Operating costs	2,238	1,742	496	28.47%
Selling and Marketing Expenses	109	117	(8)	(6.84)%
Associate Expenses	3,233	2,788	445	15.96%
Other Indirect expenses	1,629	1,550	79	5.10%
Allowance for doubtful receivables/advances	195	265	(70)	(26.42)%
Forex (gain) / Loss	38	-	38	100.00%
Total	7,442	6,462	980	15.17%

Operating costs includes rental, repairs and maintenance charges of our network operating centers, base stations and other co-location sites including the rent and maintenance for our Data Centers. Operating costs increased by ₹496 million ($5.80 million) on account of increase in repairs and maintenance and network operating cost.

Selling and Marketing expenses consist of, selling commission payable to sales partners, incentive to salesmen and, marketing and promotion costs. The Selling and Marketing expenses decreased by ₹8 million ($ 0.09 million).

Associate expenses consist of cost of the employees who are part of the Sales and marketing, Business development, General Management and support services. Associate expenses increased by ₹445 million ($5.20 million) due to increase in head count.

Other indirect expense consists of, rental and electricity cost of office, travel cost, legal charges, professional charges, communication, and others. During the year Other Indirect costs have increased by ₹79 million ($0.92 million).

Allowance for doubtful receivables/advances consists of the charge on account of the provisions created during the year against doubtful receivables/advances. Allowance for doubtful receivables/advances decreased by ₹70 million ($0.82 million) on account of prudent provisioning of debtors.

Forex (gain) / Loss incurred is ₹38 million ($0.44 million) compared to the previous year.

Earnings before Interest, Tax, Depreciation and Amortization (EBITDA)

	2024 -25	2023 -24	Increase/ (Decrease)	% Change
EBITDA	7,562	6,756	806	11.93%
As a percentage of carrying value	18.96%	18.96%

EBITDA has been increased over the previous year due to increase in revenue.

Management-defined Performance Measures (MPMs)

The Company uses Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA) as the management-defined performance measure in its public communications. This measure is not specified by IFRS Accounting Standards and therefore might not be comparable to apparently similar measures used by other entities.

Management believes adjusting operating profit for these items provides comprehensive information of the company’s operating performance.

Reconciliation with Management-defined Performance Measures:

Description	2024-25	2023-24
Operating Profit Add:	2,257	2,399
Depreciation and Amortisation expense	5,633	4,773
Less:
Interest expenses on pension liabilities	(2)	(2)
Other Income (including exchange gain/loss)	(326)	(414)
EBITDA	7,562	6,756

Depreciation and amortization

Depreciation and amortization are set forth in the table below:

	2024 -25	2023 -24	Increase/ (Decrease)	% Change
Depreciation and amortization	5,633	4,773	860	18.02%
As a percentage of carrying value	11.63%	11.90%

The depreciation and amortization expenses has been increased by ₹860 million ($10.05 million), the increase is on account of capitalization of new assets during the year.

Profit from operating activities

	2024 -25	2023 -24	Increase/ (Decrease)	% Change
Operating profit	2,257	2,399	(142)	(5.92%)
As a percentage of revenue	5.66%	6.73%

Operating profit has decreased over the previous year due to higher depreciation.

Finance income / (expense)

	2024 -25	2023 -24	Increase/ (Decrease)	% Change
Finance income	13	-	13	100.00%
Finance expense	(2,744)	(2,204)	(540)	24.50%
Net finance income / (expense)	(2,731)	(2,204)	(527)	23.91%

Finance income:
The finance income primarily consists of interest received

Finance expense:
The finance expenses is increased by ₹ 540 Million ($ 6.31 Million) the increase is primarily on account of increase in interest on borrowings by ₹ 494 Million ($ 5.77 Million), interest on lease liability on account of IFRS 16 – Leases by ₹ 46 Million ($ 0.54 Million).

Net Profit
 /(Loss)

	2024 -25	2023 -24	Increase/ (Decrease)	% Change
Net Profit/(Loss)	(785)	169	(954)	564.50%
As a percentage of revenue	(1.97)%	0.48%

Results of year ended March 31, 2024 compared to year ended March 31, 2023

Refer to the section ‘Results of year ended March 31, 2024 compared to year ended March 31, 2023 ’ under ‘Management's Discussion and Analysis of Financial Condition and Results of Operations’ of Item 5 in our Annual Report on Form 20-F/A, for fiscal year 2024, filed with the U.S. Securities and Exchange Commission on January 13, 2025, for analysis of our results for fiscal year 2024 in comparison with fiscal year 2023.

Foreign Exchange Fluctuations and Forwards

We enter into foreign exchange derivative contracts to mitigate the risk of changes in foreign exchange rates on cash flows denominated in U.S. dollars. We enter into forward contracts where the counter party is a bank. Forward contracts generally mature between one to six months. These contracts do not qualify for hedge accounting under IFRS. These contracts are marked to market as on the balance sheet date and recognized in the consolidated income statement.

Liquidity and capital resources

We have financed our operations largely through cash generated from operations, equity issuance and bank borrowings. Our liquidity requirements are for meeting working capital needs and capital expenditure required to upgrade and maintain our existing infrastructure.

The following table summarizes our cash flows for periods presented:

	2025	2024	2023	2025
	₹ In million	₹ In million	₹ In million	US $ in million
Net cash from / (used in) operating activities	8,647	5,935	8,113	101
Net cash from / (used in) investing activities	(12,324)	(12,458)	(13,765)	(144)
Net cash from / (used in) financing activities	4,730	7,442	4,939	55
Effect of exchange rate changes on cash and cash equivalents	(1)	1	1	0
Net increase / (decrease) in cash and cash equivalents	1,052	920	(712)	12

As of March 31, 2025 we had a negative working capital (current asset less current liabilities) of ₹ 1,106  million which includes cash and cash equivalents of ₹ 4,671 million and positive working capital of ₹ 577 million and ₹ 259 million which includes cash and cash equivalents of ₹ 3,619 million and ₹ 2,699 million as of March 31, 2024 and 2023 respectively. We believe that cash from operations and existing lines of credit are sufficient to meet our liquidity requirements.

Our short-term borrowings to finance working capital requirements are primarily financed by cash credit facilities with banks. Borrowings for capital expenditures are financed through capital leases and long-term loans.

We have borrowings of ₹ 39,184 million (including lease liability to the extent of ₹ 3,810 million) as of March 31, 2025 out of which ₹ 7,342 million will be repaid within a period of 12 months. Interest outflow on existing borrowings for next year is expected to be ₹ 1,646 million. We have utilized working capital facility of ₹ 3,370 million out of limit of ₹ 5,990 million during fiscal 2025. We have unutilized non fund limit of ₹ 4,380 million as of March 31, 2025.

Our ongoing working capital requirements are significantly affected by the profitability of our operations, and we continue to periodically evaluate existing and new sources of liquidity and financing.  We are taking steps to improve the cash position to meet our currently known requirements at least over the next twelve months. In light of the highly dynamic nature of our business, however, we cannot assure you that our capital requirements and sources will not change significantly in the future.

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

Compulsorily Convertible Debentures:

During the fiscal year 2021-2022, Sify Infinit Spaces Limited (“SISL”), a wholly owned subsidiary of Sify, in the business of providing data center services and operating the Company’s data centers, entered into a Debentures Subscription Agreement (“DSA”) with Kotak Special Situations Fund (“KSSF”) under which KSSF invested ₹ 4,000 million (USD 51.52 million) as of March 31, 2023. SISL can further draw up to ₹ 6,000 million (USD 77.27 million) in one or more tranches by October 1, 2026, with prior communication to KSSF in writing of its requirement for additional investments on or before October 1, 2023. On July 20, 2023, KSSF assigned its rights to Kotak Data Centre Fund (“KDCF”) in respect of the Additional CCDs pursuant to DSA. The proceeds from these instruments are utilized for expansion of new data centers, including land acquisition for data centers, investment in renewable energy for data centers and repayment of existing debt.

On July 20, 2023, SISL entered into a Debentures Subscription Agreement with KDCF. Pursuant to this agreement, KDCF invested ₹6,000 million (approximately US$72.23 million) in the form of CCDs issued by SISL. SISL utilised the proceeds from the issue of CCDs for the expansion of new data centers, including land acquisition for data centers, investment in renewable energy for data centers and repayment of existing debt
.

Cash and cash equivalents:

Cash and cash equivalents comprise of ₹4,997 million, ₹2,559 million and ₹ 2,470 million in bank accounts and ₹1,761 million, ₹3,275 million and ₹ 2,375 million in the form of bank deposits as on March 31, 2025, 2024 and 2023 out of which cash deposits in the form of margin money restricted for use by us amounts to ₹ 454 million, ₹ 440 million and ₹ 1,195 million. Cash on hand comprises of amount ₹ 2 million, ₹ 1 million and ₹ 1 million as on March 31, 2025, 2024 and 2023.

Net cash generated from operating activities for the year ended March 31, 2025, was ₹ 8,647 million ($ 101.04 million). This is attributable to increases in trade and other payables by ₹ 2,811 million ($ 32.85 million), in contract liabilities ₹ 975 million ($ 11.40 million) due to advance billing and decrease in trade and other receivable by ₹ 528 million ($ 6.17 million), in other assets by ₹ 1,444 million ($ 16.87 million), due to payment of taxes by ₹ 721 million ($ 8.42 million).

Net cash generated from operating activities for the year ended March 31, 2024, was ₹ 5,935 million ($ 71.19 million). This is attributable to increases in trade and other payables by ₹ 2,827 million ($ 33.91 million), in contract liabilities ₹ 841 million ($ 10.09 million) due to advance billing and decrease in trade and other receivable by ₹ 481 million ($ 5.77 million), in other assets by ₹ 1,478 million ($ 17.72 million), due to payment of taxes by ₹ 1,284 million ($ 15.40 million).

Net cash generated from operating activities for the year ended March 31, 2023, was ₹ 8,113 million ($ 98.68 million). This is attributable to increases in trade and other payables by ₹ 2,843 million ($ 34.57 million), in contract liabilities ₹ 706 million ($ 8.59 million) due to advance billing and decrease in trade and other receivable by ₹ 400 million ($ 4.87 million), in other assets by ₹ 789 million ($ 9.60 million), due to payment of taxes by ₹ 1,363 million ($ 16.58 million).

Net cash used in investing activities for the year ended March 31, 2025, was ₹ 12,324 million ($ 144.00 million) primarily on account of additional expenditure on Data Center facilities, investment in renewable energy for data centers, upgradation of network backbone, expansion of metro fiber to additional cities.

Net cash used in investing activities for the year ended March 31, 2024, was ₹ 12,458 million ($ 149.42 million) primarily on account of additional expenditure on Data Center facilities, investment in renewable energy for data centers, upgradation of network backbone, expansion of metro fiber to additional cities.

Net cash used in investing activities for the year ended March 31, 2023, was ₹ 13,765 million ($ 167.41 million) primarily on account of additional expenditure on Data Center facilities, investment in renewable energy for data centers, upgradation of network backbone, expansion of metro fiber to additional cities.

Net cash generated from financing activities for fiscal year 2025 was ₹ 4,730 million ($ 55.27 million). The increase is mainly due to borrowings amounting to ₹ 12,894 million ($ 150.67 million) and proceeds from issue of shares including share premium under ESOP and Rights Issue ₹ 2,532 million ($ 29.59 million) received during the year and proceeds from Non – Convertible Debentures ₹ 2,506 million ($ 29.28 million) received during the year. The increase was significantly offset by repayment of long-term borrowings and lease liabilities of ₹ 9,390 million ($109.72) and ₹ 279 million ($ 3.26 million) respectively and finance expenses amounting to ₹ 3,458 million ($ 40.41 million).

Net cash generated from financing activities for fiscal year 2024 was ₹ 7,442 million ($ 89.26 million). The increase is mainly due to borrowings amounting to ₹ 14,518 million ($ 174.14 million) out of which ₹ 6,000 million ($ 71.97 million) is on account of issuing Compulsorily convertible debentures to Kotak Data Center Fund (KDCF) and proceeds from issue of shares including share premium under ESOP ₹ 41.79 million ($ 0.5 million) received during the year. The increase was significantly offset by repayment of long-term borrowings, Short term borrowings and lease liabilities of ₹ 3,395 million ($40.72), ₹ 495 million ($5.93) and ₹ 377 million ($ 4.52 million) respectively and finance expenses amounting to ₹ 2,849 million ($ 34.17 million).

Net cash generated from financing activities for fiscal year 2023 was ₹ 4,939 million ($ 60.07 million). The increase was mainly due to borrowings amounting ₹ 9,075 million ($ 110.38 million) out of which ₹ 1,980 million ($ 24.08 million) was on account of the issuance of CCDs to KSSF and proceeds from issue of shares including share premium under the ESOP ₹ 8 million ($ 0.10 million) received during the year. The increase was significantly offset by repayment of long-term borrowings, short term borrowings and lease liabilities of ₹ 2,705 million ($32.90), ₹ 1,520 million ($18.49) and ₹ 265 million ($ 3.22 million), respectively, and finance expenses amounting to ₹ 1,628 million ($ 19.80 million).

Summary of Contractual Cashflow of Long Term Obligations											in millions
	Carrying amount		Contractual cashflow		0-12 months		1-3 years		3-5 years		> 5 Years
As at March 31,	INR	USD	INR	USD	INR	USD	INR	USD	INR	USD	INR	USD
2025	23,425	273.72	32,144	375.60	7,435	86.88	8,496	99.27	6,832	79.83	9,381	109.61
2024	18,795	225.43	22,515	270.05	5,557	66.65	7,922	95.02	5,536	66.40	3,500	41.98
2023	16,160	196.55	21,509	261.60	3,302	40.16	7,385	89.82	5,744	69.86	5,078	61.76

Summary of Contractual Cashflow of Lease Liability											in millions
	Carrying amount		Contractual cashflow		0-12 months		1-3 years		3-5 years		> 5 Years
As at March 31,	INR	USD	INR	USD	INR	USD	INR	USD	INR	USD	INR	USD
2025	3,810	44.52	10,542	123.18	689	8.05	1,336	15.61	1,044	12.20	7,473	87.32
2024	3,043	36.50	8,589	103.01	588	7.05	774	9.28	531	6.37	6,696	80.31
2023	2,451	29.81	5,704	69.38	586	7.13	789	9.60	555	6.75	3,774	45.90

Capital expenditure

We incurred ₹ 15,486 million (US$ 180.95 million) towards capital expenditure for the year ended March 31, 2025. The capital expenditure was funded out of internal accruals and bank borrowings. Also refer to section “Principal Capital Expenditures” under Item 4 for capital commitments as on March 31, 2025.

Research and development

The Company does not have research and development activities and has also not undertaken any sponsored research and development activities.

Trends

The information is set forth under the caption ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’ - ‘Operating and Financial review and Prospects’.

Recent Accounting Pronouncements

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2025 and have not been applied in preparing these consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the consolidated financial statements of the Company are:

IFRS 19 – Subsidiaries without Public Accountability:

On May 9, 2024, International Accounting Standards Board (IASB) issued IFRS 19- Subsidiaries without Public Accountability: Disclosures. The standard defines that a subsidiary without public liability may provide reduced disclosures when applying IFRS Accounting Standards in its financial statements. The standard is optional for eligible subsidiaries and establishes the disclosure requirements for subsidiaries that choose to apply it.

The effective date for adoption of this standard is annual periods beginning on or after January 1, 2027, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

IFRS 9 Financial Instruments and IFRS 7 Financial Instruments:

On May 30, 2024, IASB has issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, which clarifies the classification of financial assets with environmental, social and corporate governance (ESG) and similar features, derecognition of financial liability settled through electronic payment systems and also introduces additional disclosure requirements to enhance transparency for investors regarding investments in equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2026, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

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
The revenue recognition in respect of the various streams of revenue is described below:

(i)   Network Services:

Revenue from Network services includes Data network services and Voice services. Network services primarily include revenue from connectivity services, NLD/ILD services and to a lesser extent, revenues from the setup and installation of connectivity links. The group provides connectivity for a fixed period of time at a fixed rate regardless of usage. Revenue from Network services are a series of distinct services. The performance obligations are satisfied overtime.

Service revenue is recognized when services are provided, based upon period of time. The setup and installation of connectivity links are deferred and recognized over the associated contract period.

Sale of equipment are accounted as separate performance obligations if they are distinct, and its related revenues are recognized at a point in time when the control is passed on to the customer.

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

(ii)   Data Center Services (DC):

Revenue from DC services consists of co-location of racks and power charges. The contracts are mainly for a fixed rate for a period of time. Revenue from co-location of racks, power charges and cross connect charges are series of distinct services. The performance obligations are satisfied overtime. Service revenue is recognized as the related services are performed. Sale of equipment, such as servers, switches, networking equipment, cable infrastructure and racks, are accounted as separate performance obligations if they are distinct and its related revenues are recognized at a point in time when the control is passed on to the customer.

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

Revenues from domestic and international managed services, comprise of value-added services, operations and maintenance of projects and from remote infrastructure management. Contracts from this segment are fixed and could also be based on time and material contracts.

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

Digital Certification revenues include income received on account of Web certification. Generally, the Group does not hold after sale service commitments after the activation of the Digital Certificates sold and accordingly, revenue is recognized fully on the date of activation of the respective certificate.

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

Incremental costs of obtaining a contract are recognized as assets and amortized over the contract period if the entity expects to recover those costs. The Group recognizes the incremental cost of obtaining a contract as an expense when incurred if the amortisation period of the asset that the entity otherwise would have recognized is one year or less.

Costs to obtain a contract that is incurred regardless of whether the contract is obtained are recognized as an expense when incurred, unless those costs are explicitly chargeable to the customer regardless of whether the contract is obtained.

Income from operating leases:

Lease rentals arising on assets given on operating leases are recognized over the period of the lease term on a straight-line basis.

Indefeasible Right of Use (IRU)

The Company has entered into IRU arrangements through which it entitles its customers to right of use of specified bandwidth capacity for a specified period of time. The upfront payment received towards right of use of bandwidth capacities under such agreements have been treated as deferred revenue and is recognized on a straight-line basis over the term of the arrangement.

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

Deferred tax arising on investments in subsidiaries and associates is recognized except where the Group is able to control the reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future.

Item 6.
Directors, Senior Management and Employees

Directors and Executive Officers with diversity statistics

The following table sets forth the name, age and position of each director and senior management of our Company as of March 31, 2025:

Name	Age	Designation
Raju Vegesna (4)	65	CEO, Chairman & Managing Director
Vegesna Bala Saraswathi (4)	60	Director, Chairperson of Corporate Social Responsibility Committee
Arun Seth (1) (2) (3) (5)	73	Director & Chairman of Audit Committee
Dr. Ajay Kumar (1) (2) (3) (5) (6)	62	Director & Chairman of Compensation and Nominating Committees
Padmaja Chunduru (1)	63	Independent Director
Dr. Thomas Michael Bradicich (2) (3) (4) (5)	66	Independent Director
M P Vijay Kumar	55	Executive Director and Chief Financial Officer
C R Rao	65	Chief Operating Officer

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating Committee.

(4)	Member of the Corporate Social Responsibility Committee.

(5)	Member of Nomination and Remuneration Committee.

(6)	Resigned from the Board of Directors and committee memberships on May 15, 2025.

Raju Vegesna, CEO, Chairman and Managing Director, has served as a Director of our Company since November 2005. He was appointed as the Chief Executive Officer and Managing Director of the Company effective July 18, 2006. Mr. Raju Vegesna is a Silicon Valley entrepreneur who founded several leading-edge technology companies, including Server Works Corporation, acquired by Broadcom in 2001. After that acquisition he had a brief stint with Broadcom. He holds a BS in Electrical Engineering from the University of Bangalore and holds an MS in Computer Engineering from Wayne State University, USA, and holds several patents in Microprocessor and Multiprocessor technology. He is also the Director of Sever Engines LLC, Newlife Corp, USA, Ramanand Core Investment Company Private Limited, Raju Vegesna Infotech & Industries Private Limited, Sify Infinit Spaces Limited and Sify Digital Services Limited.

Mrs. Vegesna Bala Saraswathi, spouse of Mr. Raju Vegesna, CEO, Chairman and Managing Director, serves as Director of our Company since July 2015. Mrs. Vegesna Bala Saraswathi is a Commerce Graduate, Associate Course Work in Computer Skills (US) and Associate Course Work in US Federal and State Taxes (US). She is also the Director of Raju Vegesna Foundation (USA), Ramanand Core Investment Company Private Limited, Raju Vegesna Infotech & Industries Private Limited, Sify Infinit Spaces Limited and Sify Digital Services Limited.

Mr. Arun Seth, an alumni of the La Martiniere school, Indian Institute of Technology, Kanpur and Indian Institute of Management, Calcutta, Mr. Arun Seth is recognized as among the earliest Indian Telecom leaders. He has been a founding Charter Member of TiE Delhi and Indian Angel Network and advises/mentors a number of start-ups in the tech space in India and USA. An active evangelist of the Software product eco-system, he co-chairs the NASSCOM Product Conclave and the NASSCOM Product Council. He had earlier served on the Executive Council of NASSCOM for 10+ years when in British Telecom and Alcatel. He is also the Director of Jubilant Pharmova Limited, Jubilant Ingrevia Limited, Dixon Technologies Limited, Sify Infinit Spaces Limited and Sify Digital Services Limited.

Dr. Ajay Kumar, last served as the Defence Secretary for the Government of India and has deep expertise in the technology and policy domains. Previously, as head of several government enterprises, he has scripted major successes in defence industry ecosystem including defence startup ecosystem through iDEX between 2017-2022, Digital India initiatives including Aadhaar, UPI, Jeevan Pramaan between 2014-2017 among others. He has been instrumental in boosting performance of Defence PSUs during 2018-2022 and promoting startups in the drone and space sector between 2020-21. He holds a B.Tech in electrical engineering, a Master’s degree in applied economics from the University of Minnesota and a PhD in business administration from the Carlson School of Management at the University of Minnesota. On superannuation, he assumed the position of Distinguished Visiting Professor in the Department of Management Sciences and the Department of Economic Sciences at the Indian Institute of Technology, Kanpur. He is also the Director of
Electrosteel Castings Ltd
,
Dynamatic Technologies Limited
,
Cyient DLM Limited
, Sify Infinit Spaces Limited and
Precision Capital Services Private Limited
.

Mrs. Padmaja Chunduru is a seasoned financial services executive with over 40 years of banking and capital markets experience in India and USA. She has led iconic institutions, NSDL (National Securities Depository Ltd.) and Indian Bank as the MD&CEO. As Deputy Managing Director, SBI (State Bank of India) she led digital banking services and also served as the Country Head, US Operations. She has been on Boards of LIC (Life Insurance Corporation of India), NPCI (National Payments Corporation of India), ISSA (International Securities Services Association) and ACG (Asia Pacific Central Depository Group), Institute of International Bankers and Asia Society, New York. Currently she is a member of the Insurance Advisory Committee of IRDAI (Insurance Regulatory and Development Authority of India) and the CCGS Advisory Council, IIMB. (Centre for Corporate Governance and Sustainability, IIM Bangalore). She has been awarded Best CEO (BFSI) for 2021 by Business Today and Best CEO 2021 for Women Leadership by Economic Times. She has been acknowledged as one of the Most Powerful Women (MPW) in Business by Fortune India and Business Today, for the years 2022 and 2023. She is also the Director of
SBI Ventures Limited, The Clearing Corporation of India Limited, Atul Limited, Sify Infinit Spaces Limited, Bajaj Allianz General Insurance Company Limited and Bajaj Allianz Life Insurance Company Limited.

Dr. Thomas Michael Bradicich previously served on several boards, including that of Aspen Technology (AZPN), a publicly traded industrial software company, and the Advisory Boards of Spark Cognition, an AI software company and a social media and silicon chip start-up. His professional career was spent in global leadership roles at Fortune 500 IT companies such as IBM and HPE where he and his team developed and launched dozens of software and systems products, received many patents, and conceived the trademarks HPE Edgeline™ Systems, IBM xArchitecture™ Systems, IBM MXT™ Memory, and National Instruments Big Analog Data™ Solutions. He was three times named CRN’s Top 100 Executives and Top 25 Disrupters, elected to the IBM Academy of Technology, honored as a Life Member of the IEEE, and inducted into the North Carolina State University Alumni Hall of Fame. Active in charity work, he served as executive sponsor to The Salvation Army, and founded sockrelief.com, serving the homeless and children in need. He is a recipient of many awards, including the IBM Chairman’s Award, CRN Product of the Year, Frost & Sullivan Best Practice, Gartner Magic Quadrant Leader, Network World Product of the Year, Mobile World Congress Best of Show and Automation World Leadership Award.

Mr. M P Vijay Kumar is the Executive Director and CFO of the Company. He is a Chartered Accountant and a Fellow Member of the Institute of Chartered Accountants of India, Fellow Member of the Institute of Company Secretaries of India and Associate member of the Institute of Cost and Works Accountants of India. He was appointed as a Whole-time Director of the Company on November 14, 2022. He currently serves as a Member on the IFRS Interpretation Committee of International Accounting Standards Board and IFRS Advisory Council of the IFRS Foundation, London. His distinguished career has been embellished with National and International awards, the latest being inducted into the Hall of Fame of IMA’s CFO Collective, the BusinessWorld CFO of the Year for 2021.
He is also an Independent Director and Chairman of the Audit Committee on the Board of The Life Insurance Corporation of India (LIC), Independent Director on the Boards of Wheels India Limited, ONGC Petro Additions Limited (OPAL), Geojit Investments Limited and Heritage Foods Limited.

Mr. C R Rao, the Chief Operating Officer, has served as Vice President - Head HR & Administration since March 2009.  He is a Graduate in Commerce and Law and also holds an MBA.  He comes with an overall experience of close to three decades in Strategic Planning and Operations Management.  Prior to joining Sify, he was with GSA Lufthansa as Vice President, responsible for Tamil Nadu and Andhra Pradesh.  His key responsibilities included Strategic Planning, Business Development, Sales and Marketing for the Cargo division.
He is also the Whole-time Director of Sify Infinit Spaces Limited and Director of Ramanand Core Investment Company Private Limited, Raju Vegesna Infotech & Industries Private Limited, Sify Digital Services Limited and Sify Data and Managed Services Limited.

Infinity Capital Ventures, LP beneficially owned 7.57 % of our equity shares as of March 31, 2025. This shareholder is a party to the Subscription Agreement dated November 10, 2005 with our Company. The Subscription Agreement provides that, among other things, the Company shall appoint Mr. Raju Vegesna as the Chairman of the Board of Directors, Infinity Capital shall also nominate another person to the Board of Directors and so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital. In November 2005, Mr. Raju Vegesna, a nominee of Infinity Capital Ventures, LP, was appointed as Chairman of our Board of Directors. In February 2006, the Company also appointed Mr. P S Raju as the second nominee of Infinity Capital to the Board of Directors. Consequent to the resignation of Mr. P S Raju, as a director effective May 31, 2015, Mrs. Vegesna Bala Saraswathi was appointed as an additional Director effective July 22, 2015, of our Company as a Nominee. Further, she was elected by shareholders as a Director at the Annual General Meeting held on July 4, 2016.

Infinity Satcom Universal Private Limited (ISUPL) beneficially owned 1,45,30,000 (3.35%) of our equity shares and Raju Vegesna Infotech & Industries Private Limited (RVIIPL) beneficially owned 1,98,13,689 (4.56%) of our equity shares aggregating to 3,43,43,689 (7.91%) of our equity shares as of March 31, 2025. As a result of merger of ISUPL with RVIIPL, 1,45,30,000 equity shares previously held by ISUPL are transferred to RVIIPL. Effective April 3, 2025, RVIIPL directly holds 3,43,43,689 (7.91%) of our equity shares. RVIIPL is presently controlled by Mr. Raju Vegesna.

Board Diversity Matrix:

Particulars	Details
Country of Principal Executive Offices “Home Country”	India
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6

Part I: Gender Identity
Particulars	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	2	5	-	-

Part II: Demographic Background

Particulars	Details
Underrepresented Individual in Home Country Jurisdiction	-
LGBTQ+	-
Did Not Disclose Demographic Background	-

Director Compensation

Our Articles of Association provide that each of our directors may receive a sitting fee not exceeding the maximum limits prescribed under the provisions of the Indian Companies Act, 2013. Accordingly, our Directors, other than the Chairman and Managing Director and Executive Director, have been receiving ₹ 75,000 for each committee meeting and ₹ 100,000 for each Board meeting attended by them.

Mr. Raju Vegesna, who is our CEO, Chairman and Managing Director, does not receive any compensation for his service on our Board of Directors.

Mr. M P Vijay Kumar, Executive Director and Chief Financial officer will be receiving the remuneration as per the limit prescribed under the provisions of Indian Companies Act, 2013 and the same was approved by the Shareholders at their Annual General meeting held on August 25, 2023. Members are requested to refer the officers Compensation section for the details.

Directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings.

Officer Compensation

The following table sets forth all compensation paid by us during the fiscal year ended March 31, 2025, to our executive officers:

	Summary Compensation Table (₹in million)

Name	Salary	Bonus (Performance based incentive)

M P Vijay Kumar	18.74	-
C R Rao	19.11	-
Kamal Nath*	12.19	-

*	Till October 31, 2024

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

The Directors (who are not executive officers) are not entitled for any remuneration, other than standard director attendance fees, including any pension, retirement, or similar benefit schemes.

The details of our contribution to provident fund in respect of the executive officers are set out below:

Name	₹ in million
M P Vijay Kumar	1.04
C R Rao	1.02
Kamal Nath	0.53

Gratuity expense is determined at an overall Company level based on an actuarial valuation performed by an independent actuary.  Thus, the cost for the year ended March 31, 2025 in respect of gratuity and compensated absences towards executive officers of the Company were not separately determined.  Gratuity cost relating to such executive officers is not estimated to be material.

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

We have provided for ₹ 397.47 million ($4.64 million) towards bonus payable for the year ended March 31, 2025 to employees including executive officers who have achieved the KRAs and KPIs.

Total of 1.65 million options were allotted to executive officers as part of ASOP 2014 plan during fiscal 2015. Further 1.35 million options were allotted to executive officers during fiscal 2019.

Board Composition

Our Articles of Association sets the minimum number of directors at three and the maximum number of directors at twelve. We currently have six directors on the Board. The Indian Companies Act require the following:

•	at least two-thirds of our directors shall be subject to retire by rotation by our shareholders; and

•	at least one-third of our directors who are subject to retire by rotation shall be up for re-election at each annual meeting of our shareholders.

However, the Managing Director, Executive Director and Independent Directors are not liable to retire by rotation.

On July 3, 2024, Dr. Ajay Kumar (DIN:01975789) was appointed as an Independent Director of the Company at the AGM held on July 3, 2024, for a period of five consecutive years effective July 3, 2024 to comply with the applicable NASDAQ rules. Dr. Kumar resigned his membership on the Board of Directors and committees on May 15, 2025.  The Company has notified NASDAQ of the vacancy and is relying on the cure provisions of the NASDAQ rules to appoint a new independent director within 180 days of Dr. Kumar’s resignation and to meet the composition requirements of the Board of Directors and the Audit Committe.

On July 5, 2024, Dr. Thomas Michael Bradicich (DIN:10672895) was appointed as an Additional Director designated as an Independent Director of the Company to comply with the applicable NASDAQ rules subject to approval of the shareholders in the ensuing annual general meeting of the Company.

On October 12, 2024, Mrs. Padmaja Chunduru (DIN:08058663) was appointed as an Additional Director designated as an Independent Director of the Company to comply with the applicable NASDAQ rules subject to approval of the shareholders in the ensuing annual general meeting of the Company.

Mr. Arun Seth was appointed as an Independent Director effective October 22, 2018, approved by the members to hold office for a period of five consecutive
years from the conclusion of annual general meeting held on July 5, 2019. As per the provisions of Indian Companies Act, 2013, an Independent Director
is
eligible for re-appointment for another term of five consecutive years, subject to approval of the shareholders. In accordance with these provisions,
Mr. Arun Seth was re-appointed as an Independent Director
for a further period of five consecutive years effective July 5, 2024.

Each of Dr. Tom Bradicich, Mrs. Padmaja Chunduru and Mr. Arun Seth continue to remain independent in accordance with NASDAQ rules.

Term of Directors

Mr. Raju Vegesna, CEO, Chairman & Managing Director
Appointed as Chairman & Managing Director for a period of five years effective July 18, 2009, Mr. Raju Vegesna was subsequently appointed as the Chairman & Managing Director of the Company at the Annual General Meeting of the Company under Section 203 of the Companies Act, 2013 for a period of five years, effective from July 18, 2014, without any remuneration from the Company. His appointment was also approved by the Central Government. His term expired on July 17, 2019.

Pursuant to the recommendation of the Nomination & Remuneration Committee, the Board of Directors reappointed Mr. Raju Vegesna as the Chairman & Managing Director of the Company for a further period of five years effective July 18, 2019 without any remuneration from the Company, which was approved by the shareholders at the Annual General Meeting held on July 5, 2019. His term expired on July 17, 2024 and was eligible for re-appointment.

At the expiration of the term, Mr. Vegesna was re-appointed by the
Board of Directors as per the recommendation of the Nomination & Remuneration Committee for a further for a further period of Five years effective July 18, 2024
.

In terms of Section 196 of the Companies Act, 2013, the above reappointment is subject to the approval of the shareholders at the Annual General Meeting.  Further, as Mr. Raju Vegesna is a Non-Resident Indian, his reappointment as the Chairman & Managing Director of the Company is also subject to the approval of the Central Government under Part I of the Schedule V of the Companies Act, 2013.  As per Articles of Association of the Company, he is not required to retire by rotation and hence shall hold office for the full term.

The Shareholders had approved the reappointment of Mr. Raju Vegesna as the Chairman and Managing Director at their Annual General Meeting held on July 3, 2024.

Mrs. Vegesna Bala Saraswathi
Appointed as an Additional Director
on
July
22,
2015.  As per the Indian Companies Act, 2013, she was elected by the shareholders at the Annual General Meeting held on July 4, 2016. Further, as per the Act, she will retire by rotation and being
eligible
, has offered herself
for re-
appointment
.

Mr. M P Vijay Kumar
Based on the recommendation of Nomination and Remuneration Committee, Mr. M P Vijay Kumar was appointed as Executive Director of the Company for a period of 5 (Five) years from November 14, 2022, on a remuneration and on such terms and conditions with liberty and authority to the Board of Directors to alter and vary the terms and conditions of the said appointment from time to time within the scope of Schedule V of the Companies Act, 2013, or any amendments thereto or any re-enactment thereof as may be agreed to between the Board of Directors and Mr M P Vijay Kumar and the proposal for appointment and the payment of remuneration was approved by the Members at their Annual General Meeting held on August 25, 2023.

Dr Ajay Kumar, Chairman of Compensation / Nomination and Remuneration Committees
Appointed as an Independent Director by the shareholders at the AGM held on July 3, 2024, for a period of five consecutive years effective July 3, 2024
. His term as a director and his Board of Director membership and committee memberships ended upon his resignation on May 15, 2025. Dr. Kumar’s resignation was not the result of any dispute or disagreement with the Company, its management, or the Board regarding the Company’s operations, policies, or practices.

Mr. Arun Seth, Chairman of Audit Committee
Mr. Arun Seth was appointed as an Independent Director effective October 22, 2018, approved by the members to hold office for a period of five consecutive years from the conclusion of annual general meeting held on July 5, 2019.

As per the provisions of Indian Companies Act, 2013, an Independent Director is eligible for re-appointment for another term of five consecutive years, subject to approval of the shareholders. In accordance with these provisions, Mr. Arun Seth was re-appointed as an Independent Director for a further period of five consecutive years effective July 5, 2024.

Dr. Thomas Michael Bradicich
Appointed as an Additional Director (Independent) with effect from July 5, 2024 for a term of 5 (Five) years,
subject to approval of the shareholders in the ensuing annual general meeting of the Company.

Mrs. Padmaja Chunduru
Appointed as an Additional Director (Independent) with effect from October 12, 2024 for a term of 5 (Five) years, subject to approval of the shareholders in the ensuing annual general meeting of the Company
.

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

Board Committees

Details relating to Audit, Compensation, Corporate Social Responsibility and Nominating Committees of our board are provided below:

Audit Committee

Our Audit Committee is currently comprised of two independent directors, as determined under applicable NASDAQ rules.  The Audit Committee currently consists of:

•	Mr. Arun Seth and
•	Mrs. Padmaja Chunduru

The primary objective of the Audit Committee is to monitor and provide effective supervision of our financial reporting process with a view towards ensuring accurate, timely and proper disclosures and the transparency, integrity and quality of financial reporting. Our Audit Committee oversees the work carried out in the financial reporting process by our management, including the internal auditors and the independent auditor and reviews the processes and safeguards employed by each. In addition, our Audit Committee has the responsibility of oversight and supervision over our system of internal control over financial reporting, audit process, and process for monitoring the compliance with related laws and regulations. The Audit Committee recommends to our Board the appointment of our independent registered auditors and approves the scope of both audit and non-audit services. All members of the Audit Committee meet the independence requirements and majority of them meet financial literacy requirements as defined by applicable NASDAQ and SEC rules. The Company will appoint a new independent director to fill the vacancy left by Dr. Ajay Kumar in the Audit Committee during the applicable cure period under the NASDAQ rules.

The Audit Committee held six meetings in video conference during fiscal year 2024-25.

The Audit Committee has adopted a Charter and it is reviewed annually.

Compensation / Nomination and Remuneration Committee

Our  Compensation Committee / Nomination and Remuneration Committee consists currently of two independent directors as determined under applicable NASDAQ rules, and consists of:

•	Mr. Arun Seth and
•	Dr. Thomas Michael Bradicich

The Compensation Committee of the Board of Directors determines the salaries, benefits and stock option grants for our employees, consultants, directors and other individuals compensated by our Company. The Compensation Committee also administers our compensation plans. The Compensation Committee has adopted a Charter, which is reviewed annually.

The Compensation Committee held five meetings in video conference during fiscal 2024-25.

The purpose of Nomination  and
Remuneration
Committee is to oversee nomination process for top level management and specifically to identify, screen and review individuals qualified to serve as our Executive Directors, Non-Executive Directors and Independent Directors consistent with criteria approved by our board and to recommend, for approval by our board, nominees for election at our annual general meeting of shareholders.

On July 22, 2015, the Nomination and Remuneration Committee has reviewed and recommended the appointment of Ms. Vegesna Bala Saraswathi as an additional Director of the Company who holds office up to the Annual General Meeting. Further, she was elected by shareholders as a Director at the Annual General Meeting held on July 4, 2016, Further, as per the Act, she retires by rotation and eligible for re-election. She was re-elected at the Annual General Meeting held on July 3, 2024. The Nomination and Remuneration Committee has adopted a charter.

On October 22, 2018, the Nomination and Remuneration Committee reviewed and recommended the appointment of Mr. Arun Seth as an additional Director of the Company who shall hold office up to the ensuing Annual General Meeting scheduled on July 5, 2019. After the election, he was appointed as an Independent Director of the Company for a period of five years effective July 5, 2019. Mr. Arun Seth was re-appointed as an Independent Director for a further period of five consecutive years effective July 5, 2024 approved by the shareholders at the annual general meeting held on July 3, 2024.

 On November 2, 2022, the Nomination and Remuneration Committee reviewed and recommended the appointment of Mr M P Vijay Kumar as Executive Director (Additional) of the Company for a period of 5 (Five) years from November 14, 2022, on a remuneration and on such terms and conditions with liberty and authority to the Board of Directors to alter and vary the terms and conditions of the said appointment from time to time within the scope of Schedule V of the Companies Act, 2013, or any amendments thereto or any re-enactment thereof as may be agreed to between the Board of Directors and Mr. M P Vijay Kumar and the proposal for appointment and the payment of remuneration was approved by the Members at their Annual General Meeting held on August 25, 2023.

Dr. Ajay Kumar was a
ppointed as a director designated as an Independent Director by the shareholders at the AGM held on July 3, 2024, for a period of five consecutive years effective July 3, 2024.

Dr. Thomas Michael Bradicich was
a
ppointed as an
Additional Director of the Company designated as Independent Director of the Company with effect from July 5, 2024
for a term of 5 (Five) years,
subject to approval of the shareholders in the ensuing annual general meeting of the Company.

Mrs. Padmaja Chunduru was
appointed as an Additional Director (Independent) with effect from October 12, 2024 for a term of 5 (Five) years, subject to approval of the shareholders in the ensuing annual general meeting of the Company.

The Company will appoint a new independent director to fill the vacancy left by Dr. Ajay Kumar in the Compensation/ Nomination and Remuneration Committee.  The
Compensation / Nomination and Remuneration Committee
 serves the function of our Compensation Committee and the Nomination and Remuneration Committee for purposes of the NASDAQ Rules.

Corporate Social Responsibility Committee

As per Section 135 of the Indian Companies Act, 2013, the Company is required to spend 2% of the average net profits from the three preceding financial years to Corporate Social Responsibility (CSR) activities.  For this purpose, the Board has constituted the Corporate Social Responsibility Committee (CSR). Further, the Board of Directors of the Company appointed Mrs. Vegesna Bala Saraswathi as a Member of CSR Committee at their meeting held on January 24, 2022.

The CSR committee consists of the following Members:

•	Mrs. Vegesna Bala Saraswathi
•	Mr. Raju Vegesna and
•	Dr. Thomas Michael Bradicich

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

The Corporate Social Responsibility (CSR) is displayed on the Company’s website at
http://sifytechnologies.com/investors/Company-profile/csr-policy/
.

For the financial year 2024-25, the Company has spent ₹ 6.15 million in pursuance of its Corporate Social Responsibility Policy in the following manner:

1. Contribution towards Livelihood enhancement:
The Company has contributed ₹ 5.15 million towards Livelihood enhancement to Raju Vegesna Foundation.

2. Contribution towards National Heritage:
The Company has directly contributed ₹ 1.00 million towards National heritage to Pragna Bharati.

Technology and Sustainability Committee

With the primary purpose of assisting the Board in overseeing the Company’s technology programs and sustainability initiatives, the Technology and Sustainability Committee is constituted by the Board as a voluntary Committee. The Committee consists of Dr. Thomas Michael Bradicich, Mr. Raju Vegesna, Mr. Arun Seth, as members. Dr. Thomas Michael Bradicich is the Chairman of the Committee. Chief Executive Officer, Chief Technology Officer of the business, Chief Digital Officer and Chief Information Security Officer are the permanent invitees.

Employees

As of March 31, 2025, we had 4,406 employees, compared with 4,319 as of March 31, 2024. Of our current employees, 169 are administrative, 367 from our sales and marketing, 3,787 are dedicated to technology and technical support, and 83 are in business process and customer care. None of our employees are represented by a union. We believe that our relationship with our employees is good.

Stock Ownership

The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2025 by each director and our senior management executives. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

	Equity Shares Beneficially Owned
Beneficial Owner	Number	Percent
Raju Vegesna *	364,126,602	83.88%

*	Other than the above, none of the Directors or Executive Officers of the Company holds any shares in the Company.

No options were outstanding to our senior management executives as part of our ASOP plan.

Associate Stock Option Plan

We had an Associate Stock Option Plan, or ASOP, which provided for the grant of options to employees of our Company. The ASOP 2014 terminated by its terms on January 20, 2025 and no new awards may now be granted under the ASOP 2014. However, the termination of the ASOP 2014 does not affect the validity of any award outstanding after the date of termination.

The Company introduced a new Stock Option Plan under Associate Stock Option Plan 2014 (“ASOP 2014”) for granting ESOPs as Equity Shares and/or ADSs linked warrants to the eligible Associates of the Company and its Holding/Subsidiaries/Associates.  This was in addition to the earlier ASOP Plans of 2000, 2002, 2005 and 2007. For this purpose, the Company allocated 25 million Equity Shares of ₹ 10/- each under ASOP 2014.  The proposal was approved by the Board of Directors and the shareholders of the Company at the Eighteenth Annual General Meeting held on July 28, 2014 and 25,000,000 shares were reserved for issuance under the plan. The Company also filed Form S-8 on December 21, 2015 with SEC for the options issued under the plan. As of March 31, 2025, we had outstanding options of 1.34 million under our ASOP Plans with a weighted average exercise price equal to approximately ₹ 60.06 ($0.70) per equity share. The Board at their meeting held on January 20, 2015 approved to grant 5,870,800 options to 85 Associates and issued Grant Letters.

The Company has granted additional 25,000, 195,000, 465,000, 7,220,000, 335,000, 150,000, 525,000 and 184,300 options to employees during the year 2022-23, 2021-22, 2020-21, 2019-20, 2018-19, 2017-18, 2016-17 and 2015-16 respectively.

Associate Stock Option Plan - 2024 (“ASOP 2024”) was approved by the members in the Annual General Meeting held on July 3, 2024, to create, offer, issue and allot share-based options under the ASOP 2024, up to 25,000,000 (Twenty-Five Million) new Equity Shares of Rs.10 each and/or American Depositary Shares. Stock options are yet to be issued to eligible Associates of the Company under ASOP 2024.

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

We maintain a Clawback Policy (the “Clawback Policy”) in compliance with the SEC’s and NASDAQ’s final rules. The Clawback Policy requires the repayment of certain erroneously awarded incentive-based compensation paid to any current or former executive officers, in connection with a restatement of financial statements if such compensation exceeded the amount that such executive officers otherwise would have received had it been determined based on the restated financial statements. Our Compensation/Nomination and Remuneration Committee assessed the applicability of the Clawback Policy in light of the restatement of the financial statements in Amendment No.1 to our annual report on Form 20-F for the year ended March 31, 2024. The Company concluded that no compensation is required to be recouped as a result of the restatement of the financial statements under that amendment as there were no payments awarded or made to management to which the Clawback Policy applies based on any metrics that were impacted by the restatement
.

Item 7.
Major Shareholders and Related Party Transactions

Principal Shareholders

The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2025, by each person or group of affiliated persons who is known by us based on our review of public filings to beneficially own 5% or more of our equity shares. The table gives effect to equity shares issuable within sixty days upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares as well as the power to receive the economic benefits of ownership of securities. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned. The information below is based on a review of filings made by such persons with the SEC.

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

Infinity Satcom Universal Private Limited (
Infinity Satcom)
is owned and controlled by Mr. Raju Vegesna, CEO, Chairman and Managing Director of the Company.
Pursuant to the order of Hon’ble NCLT, Chennai Division Bench dated March 5, 2025, Infinity Satcom merged with Raju Vegesna Infotech & Industries Private Limited. Infinity Satcom ceased to exist as a separate entity with effect from April 2, 2025.

Ramanand Core Investment Company Private Limited is a wholly owned subsidiary Company of Raju Vegesna Infotech and Industries Private Limited, which in turn is owned and controlled by Mr. Raju Vegesna, CEO, Chairman and Managing Director of the Company.

As of March 31, 2025, entities affiliated with our CEO, Chairman and Managing Director, Mr. Raju Vegesna, beneficially owned approximately 83.88% of our outstanding equity shares, as described below.

	Equity Shares Beneficially owned
Shareholder	Number	Percent

Infinity Capital Ventures, LP, 11601 Wilshire Boulevard, Suite 1900, Los Angeles, CA 90025	32,861,355	7.57
Vegesna Family Trust, LP, 11601 Wilshire Boulevard, Suite 1900, Los Angeles, CA, 90025	1,466,558	0.34
Infinity Satcom Universal Private Limited, Visakhapatnam	14,530,000	3.35
Ramanand Core Investment Company Private Limited, Visakhapatnam*	295,455,000	68.06
Raju Vegesna Infotech & Industries Private Limited	19,813,689	4.56

*
Ramanand Core Investment Company Private Limited is controlled by Raju Vegesna Infotech and Industries Private Limited, which is in turn, controlled by Infinity Satcom Universal Private Limited and therefore Infinity Satcom Universal Private Limited holds the beneficial interest in Ramanand Core Investment Company Private Limited as of March 31, 2025.

Details of change in the percentage ownership held by the major shareholders:

Name of the shareholder	2022-23		2023-24		2024-25
	No. of shares	%	No. of shares	%	No. of Shares	%
Infinity Capital Ventures, LP, USA	13,902,860	7.60%	13,902,860	7.58	32,861,355	7.57%
Vegesna Family Trust, USA	620,466	0.34%	620,466	0.34	1,466,558	0.34%
Infinity Satcom Universal Private Limited	14,530,000	7.95%	14,530,000	7.93	14,530,000	3.35%
Raju Vegesna Infotech and Industries Private Limited *	-	-	-	-	19 , 813 , 689	4.56%
Ramanand Core Investment Company Private Ltd **	125,000,000	68.37%	125,000,000	68.18	295,455,000	68.06%

*	Infinity Satcom received 19,813,689 Equity Share in the rights offering made, which it renounced in favor of Raju Vegesna Infotech and Industries Private Limited pursuant to Indian law.

**
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

United States Shareholders

As of March 31, 2025, 104,303,049 of our ADSs were held in the United States and we had approximately 9,249 shareholders in the United States. Each ADS represents six equity shares.

Host country Shareholders

As on March 31, 2025, 329,799,350 of our equity shares were held in India and we had 19 shareholders on record in India. Each equity share has a par value of ₹ 10/- each.

Control of Registrant

Based on our review of filings made with the SEC, Infinity Capital Ventures, LP beneficially owned 7.57% of our equity shares as of March 31, 2025. This shareholder is a party to the Subscription Agreement dated November 10, 2005 with our Company. The Subscription Agreement provides that, among other things, the Company shall appoint Mr. Raju Vegesna as the Chairman of the Board of Directors, Infinity Capital shall also nominate another person to the Board of Directors and for so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital. In November 2005, Mr. Raju Vegesna, a nominee of Infinity Capital Ventures, LP, was appointed as Chairman of our Board of Directors. In February 2006, the Company also appointed Mr. P S Raju as the second nominee of Infinity Capital to the Board of Directors. Consequent to the resignation of Mr. P S Raju, as a Director effective May 31, 2015, Ms. Vegesna Bala Saraswathi was appointed as an additional Director of our Company effective July 22, 2015, as a Nominee. Further, as per the Act, she retires by rotation and is eligible for re-election.

Infinity Satcom Universal Private Limited, India also beneficially owned 3.35% of our equity shares as of March 31, 2025.
Pursuant to the order of Hon’ble NCLT, Chennai Division Bench dated March 5, 2025, Infinity Satcom merged with Raju Vegesna Infotech & Industries Private Limited. Infinity Satcom ceased to exist as a separate entity with effect from April 2, 2025.

As of March 31, 2025, entities affiliated with our CEO, Chairman and Managing Director, Mr. Raju Vegesna, beneficially owned approximately 83.88% of our outstanding equity shares, which includes the 125,000,000 shares issued in connection with the private placement described below.

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

Forfeiture of equity shares issued in a private placement

During the year ended March 31, 2008, Sify proposed a scheme of amalgamation to merge Sify Communications Limited (erstwhile subsidiary) with the Company and made applications to the appropriate authorities in India for approval of the proposed scheme of amalgamation to take over the IP-VPN services from Sify Communications Limited (erstwhile subsidiary) upon the consummation of the merger.  Under the provisions of the local telecom regulations, a Company engaged in the business of providing IP-VPN services was required to maintain Indian shareholding at least 26% of the total paid-up share capital of the Company. In order to maintain the Indian shareholding at 26% in Sify consequent to the approval of the proposed scheme of amalgamation, Sify and Infinity Satcom Universal, an Indian entity (the Purchaser) entered into a Subscription Agreement (effective March 24, 2008), whereby the Company agreed to sell, and Infinity agreed to purchase, 12,817,000 equity shares of the Company (herein after referred to as ‘the Share Purchase’), at a per share purchase price of USD $4.46/ - per share (referred to as ‘the Purchased Shares’), equivalent to ₹ 175/- per share in Indian Rupees.

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

The proceeds from the said issue have been utilized towards capital expenditure and expansion plans of the Company. During fiscal 2019 the shares have become fully paid-up.

Related Party Transactions

Refer to Note 32 ‘Related Parties’ in Item 18 of this Annual report for the list of related parties and their relationships as on March 31, 2025 and March 31, 2024.

Related party transactions & balances with subsidiaries on standalone basis as on March 31, 2025

					₹ in million
Particulars	Sify Digital Services Limited	Sify Infinit Spaces Limited	Sify Technologies North America Corporation @	Sify Technologies (Singapore) Pte. Limited	Sify Data and Managed Services Limited	SKVR Software Solution Private Limited	Total
Transactions during the Year:
Receipt of services	221.50	30.30	-	136.20	-	-	388.00
Rendering of services	-	-	-	61.80	-	-	61.80
Lease rentals received***	-	227.70	-	-	-	-	227.70
Lease rentals paid	-	2.00	-	-	-	-	2.00
Interest received	32.00	146.90	-	-	-	-	178.90
Other Income transfer	6.60	-	-	-	-	-	6.60
Loans repaid for subsidiaries	139.30	-	-	-	-	-	139.30
Loans given	900.00	-	-	-	-	-	900.00
Loan repaid by subsidiary	-	208.00	-	-	-	-	208.00
Loans Received	-	-	-	-	200.00	-	200.00
Security Deposit transfer	-	1.00	-	-	-	-	1.00
Asset transfer	274.50	3.90	-	-	-	-	278.40
Interest paid	-	-	-	-	0.14	-	0.14
Disinvestment	-	-	124.70	-	-	-	124.70
Investment made in subsidiaries	500.00	-	-	-	-	-	500.00
Revenue transfer #	2,388.70	118.90	-	-	-	-	2,507.60
Expenses transfer #	2,135.00	526.90	0.25	-	-	-	2,662.15

Outstanding Balances
Trade payable	-	-	-	143.90	-	-	143.90
Trade receivable	-	-	-	-	-	-	-
Loans given	900.00	-	-	-	-	-	900.00
Loans Received	-	-	-	-	200.00	-	200.00
Investment made in subsidiaries	-	-	-	-	-	-	-
Amounts Receivable	112.72	1.90	-	-	-	-	114.62
Amounts Payable	1,034.15	69.20	-	-	-	-	1,103.35
Advances Payable/Receivable	532.97	138.96	3.78	82.66	-	-	758.37
Lease Deposit	-	34.47	-	-	-	-	34.47

Unearned income	-	-	-	12.00	-	-	12.00
Right of use Asset	-	-	-	61.60	-	-	61.60

Related party transactions & balances with subsidiaries on standalone basis as on March 31, 2024

					₹ in million
Particulars	Sify Digital Services Limited	Sify Infinit Spaces Limited	Sify Technologies North America Corporation @	Sify Technologies (Singapore) Pte. Limited	Sify Data and Managed Services Limited	SKVR Software Solution Private Limited*	Total
Transactions during the Year:
Receipt of services	221.50	30.30	-	94.10	-	-	345.90
Rendering of services	-	-	1.40	55.30	-	-	56.70
Lease rentals received***	-	236.20	-	-	-	-	236.20
Lease rentals paid	-	2.00	-	-	-	-	2.00
Interest received	-	145.80	-	-	-	-	145.80
Other Income transfer	1.40	-	-	-	-	-	1.40
Loans repaid for subsidiaries	354.10	-	-	-	-	-	354.10
Loans given	-	50.00	-	-	-	-	50.00
Loan repaid by subsidiary	-	17.00	-	-	-	-	17.00
Security Deposit transfer	-	1.00	-	-	-	-	1.00
Asset transfer	485.50	0.50	-	-	-	-	486.00
Investment made in subsidiaries	499.82	-	124.70	-	-	206.00	830.52
Revenue transfer	1,962.80	113.10	-	-	-	-	2,075.90
Expenses transfer	2,185.90	427.30	0.70	0.10	-	-	2,614.00

Outstanding Balances
Trade payable	-	-	-	30.31	-	-	30.31
Trade receivable	-	-	5.15	16.93	-	-	22.08
Loans given	-	208.00	-	-	-	-	208.00
Investment made in subsidiaries	-	-	-	-	-	-	-
Amounts Receivable	94.52	-	-	-	-	-	94.52
Amounts Payable	1,019.57	111.81	-	-	-	-	1,131.38
Advances Payable/Receivable	992.57	97.45	4.15	8.60	-	-	1,102.77
Lease Deposit	-	34.47	-	-	-	-	34.47

Unearned income	-	-	-	32.40	-	-	32.40
Right of use Asset	-	-	-	52.00	-	-	52.00

*	We have obtained the management control as on September 1, 2023, however, Shares transfer executed on March 26,2025.

Note:
All transactions between Sify Technologies Limited and its subsidiaries up to March 31, 2025 of this Annual Report have been in the ordinary course of business.

# Pursuant to BTA which is effective from February 1, 2021 with appointed date of April 1, 2020, the transactions that were recorded in the parent company and the balances as on January 31, 2021 pertaining to the businesses that were transferred have been transferred to the subsidiary companies respectively. The customer and vendor contracts novation is in progress as on March 31, 2025. Pending confirmation from customers and vendors, the invoices have been booked in parent company and subsequently transferred to subsidiary companies as on March 31, 2025.

Pursuant to agreement for shared services between entities, the billing from parent entity to the subsidiary entities and vice versa is part of the services rendered and services received.

@ Sify NA revenue and receivables are on account of services rendered from Sify Digital Services Limited, hence the revenue and receivable has been transferred to SDSL

During the year 2011-12, the Group had entered into a lease agreement with M/s Raju Vegesna Infotech and Industries Private Limited, the holding Group, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 0.075 Million (Rupees Seventy Five Thousand) per month. Subsequently, the Group entered into an amendment agreement with effect from April 1, 2013, providing for automatic renewal for a further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years. Subsequently on account of expiry of the said agreement, the Group entered into a fresh agreement for a period of three years effective February 1, 2024 on a rent of ₹ 0.16 million (Rupees One Lakh Sixty Thousand Only) per month.

During the year 2011-12, the Group had also entered into a lease agreement with M/s Raju Vegesna Developers Private Limited, a Group in which Mr.Ananda Raju Vegesna, the then Executive Director of the Group and Mr Raju Vegesna, Chairman and Managing director of the Group exercise significant influence, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 0.03 Million (Rupees Thirty Thousand) per month. The agreement provides for the automatic renewal for further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years. Subsequently on account of expiry of the said agreement, the Group entered into a fresh agreement for a period of three years effective February 1, 2024 on a rent of ₹ 0.059 Million (Rupees Fifty Nine Thousand) per month.

During the year 2010-11, the Group had entered into a lease agreement with Ms. Radhika Vegesna, daughter of Mr Anand Raju Vegesna, the then Executive Director of the Group, to lease the premises owned by her for a period of three years effective June 1, 2010 on a rent of ₹ 0.3 Million (Rupees Three Lakhs) per month and payment of refundable security deposit of ₹ 2.6 Million. This arrangement will automatically be renewed for a further period of two blocks of three years with all the terms remaining unchanged. Subsequently on account of expiry of the said agreement, the Group entered into a fresh agreement for a period of three years effective June 1, 2019 on a rent of ₹ 0.639 Million (Rupees Six Lakhs Thirty Nine Thousand) per month and payment of additional refundable security deposit of ₹ 3.0 Million. This arrangement will automatically be renewed for a further period of two blocks of three years with all the terms remaining unchanged.

***During the year 2020-21, the Company had entered into a lease agreement with its parent Sify Technologies Limited, to lease the premises at Chennai, Noida and Hyderabad owned by the holding company for a period of ten years effective April 1, 2020 on a rent of ₹ 0.72 Million (Rupees Seven lakhs Twenty Thousand), ₹ 5.737 Million (Rupees Fifty Seven Lakhs Thirty Seven Thousand) & ₹ 3.859 Million (Rupees Thirty Eight Lakhs Fifty Nine thousand) respectively per month with an escalation of 3% on the last paid rent after the end of every year and refundable security deposit equal to the rent of three months on all the said properties.

***During the year 2023-24, the Company had entered into a lease agreement with Sify Infinit Spaces Limited, the Subsidiary Company, to lease the premises at Chennai and Hyderabad owned by the company for a period of Seven years effective April 1, 2023 on a rent of ₹ 0.64 (Rupees Six lakhs Thirty Six Thousand) & ₹ 6.464 (Rupees Sixty Four Lakhs Sixty Four Thousand)  respectively per month with an escalation of 3% on the last paid rent after the end of every year and refundable security deposit equal to the rent of three months on all the said properties.

Refer to Note 32 ‘Related Parties’ for details of transactions with KMP

Loans to employees

We provide interest free loans to our employees in India who are not executive officers or directors which will be adjusted in their monthly salaries. As of March 31, 2025, the loan outstanding from employees is
₹ 3.01 million.

Item 8
.
Financial Information

Financial Statements

The following financial statements and auditors’ report appear under Item 18 in this Annual Report on Form 20-F and are incorporated herein by reference:

•	Report of Independent Registered Public Accounting Firm
•	Consolidated Statement of Financial Position as of March 31, 2025 and 2024
•	Consolidated Statements of Profit or Loss and Consolidated statement presenting Comprehensive Income for the years ended March 31, 2025, 2024, and 2023
•	Consolidated Statements of Changes in Equity for the years ended March 31, 2025, 2024, and 2023
•	Consolidated Statements of Cash Flows for the years ended March 31, 2025, 2024, and 2023
•	Notes to the Consolidated Financial Statements

Legal Proceedings :

a)	Proceedings before Department of Telecommunications

Adjusted Gross Revenue (AGR):

Sify Technologies Limited (Sify) is issued with UL License (non-access/non-mobile license) pursuant to which Sify provides ISP, NLD & ILD services to enterprise customer and continues to comply and pay a license fee on the licensed activities.

DOT demanded a license fee on the non-telecom business revenue on both mobile license holders and non-mobile license holders, including Sify. The demand made by DOT was challenged by mobile (access license) operator and the Supreme Court held that mobile operators have to pay the license fee on the gross revenue as they were using spectrum and had opted for migration package. The Supreme Court later clarified that this judgement was not applicable to non-access /non-mobile operators.

DOT had also issued a demand notice to Sify and to other non-mobile operators seeking to charge a license fee on the non-telecom revenue. Sify challenged the demands before Madras High Court in 2013 and the demands were stayed. Meanwhile one of the non-access and non- mobile license holder, similar to the license held by Sify, challenged the demand made by DOT before TDSAT, Delhi. TDSAT vide its Order dated February 28, 2022 quashed the demands made by DOT seeking license fee, interest on license fee, penalty and interest on penalty on the revenue accruing from other business revenue (i.e.non-telecom) other than the licensed based activities.

The Supreme Court had by its order dated June 10, 2020, accepted the stance of the DOT that the licenses of PSUs are different and the judgement of October 24, 2019 could not be made the basis for raising demands against PSUs as they are not in the actual business of providing Mobile Services to the General Public. Sify also has licenses similar to PSU. Meanwhile DOT withdrew the demands against public sector undertakings having similar licenses and filed an affidavit before Hon’ble Supreme Court.

DOT issued a demand notice on August 22, 2013 to the Company demanding license fee on the non-telecom revenue against which the Company filed petitions before Hon’ble Madras High Court. After finally hearing the parties, the Hon’ble Madras High Court vide its judgement dated April 30, 2024 quashed the 18 demands made by DOT and held that DOT cannot claim license fee on the non-telecom revenue.

DOT has appealed before the Madras High Court challenging the judgement dated April 30, 2024 which is now pending for adjudication.

License fee on Pure Internet:

DOT migrated the licenses of few service providers, whole licenses expired in 2013 to UL regime and demanded license fee on pure Internet only from those migrated service providers without providing level playing field on pure internet services. However, the Company through Internet Service Providers Association of India (ISPAI) challenged the said condition before TDSAT. TDSAT by its order dated October 18, 2019 set aside the demand made by the DOT and held that license fee is not chargeable on the Internet Service Providers. DOT has filed appeal before Supreme Court and the appeal is pending for final hearing.

Subsequently DOT notified level playing field for all the telecom licensed operator and accordingly the company has started paying AGR on pure internet effective as of April 1, 2022 pursuant to the notification issued by DOT.

Online Exam case:

The Company has been conducting Online examination for more than a decade using its platform (I-Test) and delivered large volume online examinations for several reputed clients including Staff Selection Commission (customer), and is certified on quality and security for CMMI Level 5 and CERT-in. After technical evaluation, the company was awarded a contract dated April 12, 2016 for a period of two years and accordingly Sify had successfully conducted 15 such Pan India online examination under the supervision of its customer for more than 20 million applied candidates with 40,000 unique questions. In one of the combined group level examinations dated February 21, 2018, screenshots of a few of the questions appeared on social media. The Company immediately brought this to the notice of the Chairman of the customer and the said question paper was cancelled and the candidates were asked to redo the examination with a different set of question paper within couple of hours. Further at the request of customer, re-examination was also conducted after a couple of weeks. Hence there was no damage to the sanctity of the examination as immediate action was taken jointly by the Company and customer. However, some parties had provoked candidates and continued to claim that the question paper was leaked and insisted that the customer cancel the entire examination process. As few candidates continued to protest, the Government of India directed the investigating authority to conduct an enquiry into the allegations. Public Interest Litigation (“PIL”) was also filed before Hon’ble Court for cancellation of the examination process. However, the Hon’ble court appointed a high level technical committee to conduct enquiry and submit the report the Court.

A detailed report was submitted by the Committee and Investigating team before the Hon’ble Court, holding that there was no evidence showing that the examination process was tainted and hence PIL stood dismissed. And accordingly, SSC also released all the payments to Sify for the examination. In 2018, the investigating authority also filed its final report stating that one of the candidate along with her husband engaged in malpractice with a sole intention to cancel the examinations uploaded few questions in the social media. There was no allegations against Sify or its employee. After 4 years, to utter shock and surprise, the investigating authority chose to file 3 additional supplementary chargesheet naming the Company and one of its employee for not following the Standard Operating Procedure. It is important to note that Company successfully delivered the examination in terms of RFP and the consideration was released by customer after receiving the report from the Committee.

The investigating agency choose to name the Company and one of its employees in the chargesheet filed before the CBI Court. There are 3 cases of malpractices committed by candidates and the Court is yet to make charges. Since there is no allegations of malpractice made against the Company, the Company is in the process of filing discharge petition before the trial court.

Others:

a) The Company is party to additional legal actions arising in the ordinary course of business. Based on the available information as on March 31, 2025, the Company believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect on the Company's financial position and results of operations.

b) The Company has received an adverse arbitration award for a sum of ₹ 300 million and interest at the rate of 18% p.a in the arbitration proceedings initiated by OSI digital and the company filed an appeal challenging the award before Madras High Court. On  March 17, 2025
,
the parties settled the dispute through mediation and Sify paid
₹
28.50 million and the issue stood resolved.

c) The Company has received an order passed under section 7A of the Employees Provident Fund & Miscellaneous Provisions Act, 1952 from Employees Provident Fund Organisation (EPFO) claiming provident fund contribution aggregating to ₹ 6.40 million on special allowances paid to employees. The company has filed a writ petition before High court of Madras and obtained the stay of demand. In February 2019, the Supreme Court held, in a similar case, that Special allowances paid by the employer to its employee will be included in the scope of basic wages and subject to provident fund contribution. However, the Supreme Court has not fixed the effective date of order.

d) During the financial year 2019-20, Directorate General of Goods and Services Tax Intelligence (DGGI) did an inspection based on the analysis of service tax returns filed by the company in the past. The Company has been categorising services relating to e-Learning and Infrastructure Management Services provided to foreign customers billed in convertible foreign currency under OIDAR services while filing its half-yearly service tax return. However, based on the Place of Provision of Services Rules then applicable under the Finance Act, 1994, Service Tax has to be paid for OIDAR services provided to foreign customers even if the conditions for qualifying as export of services are met. Hence, the DGGI contended that Service Tax should be paid on the services classified as OIDAR services in the returns. The total contended during the period April 2014 to November 2016 of Service Tax was ₹ 161.80 million and the Interest & Penalty as applicable. The Company believes that the services relating to e-learning and infrastructure management services will not fall under OIDAR services and also the activities covered under e-learning and IMS does not meet the conditions for taxation under the provisions applicable as OIDAR and hence there is no liability. However, during the investigation, the Company has paid ₹ 64.60 million under protest to continue the proceeding with the relevant adjudicating authorities. Thereafter, the DGGI has issued Show Cause Notice and the Company has replied on the same. The matter is pending with the Adjudicating Authority. The Company believes that no provision is required to be made against this demand.
The amount of ₹ 64.60 million paid under protest is accounted as Balance with Service Tax authorities and disclosed under “Other assets” – Note.10 to the Consolidated Financial Statements.

Dividends

Under Indian law, we may pay dividends only from the profits available for distribution as reported in the unconsolidated statutory financial statements (as opposed to the consolidated financial statements for us and our subsidiaries) prepared in accordance with the Indian Accounting Standards. Based on the net income available for appropriation, dividends must then be recommended by the Board of Directors for approval by the shareholders at our annual general meeting and approved by a majority of our shareholders. Furthermore, the Board of Directors may also pay interim dividends at its discretion. See “Description of Share Capital and American Depositary Shares” which explains in more detail the procedures we must follow and the Indian law provisions that determine whether we are entitled to declare a dividend.

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

Significant changes

None

Item 9
.
The Offer and Listing

Trading Markets

There is no public market for our equity shares in India, the United States or any other market. Our ADSs evidenced by American Depository Receipts, or ADRs, are traded in the United States only on the NASDAQ Capital Market under the symbol “SIFY”. Each ADS represents six equity share. The ADRs evidencing ADSs were issued by our depository, Citibank, N.A., pursuant to a Deposit Agreement.

Item 10.
Additional Information

Share Capital

Our authorized share capital is ₹ 10,000 million divided into 750,000,000 equity shares having a par value ₹ 10 per equity share and 250,000,000 preference shares having a par value ₹ 10 per preference share. As of March 31, 202
5
,
434,102,399
equity shares were issued and fully paid. There are no partly paid-up shares. The equity shares and preference shares are our only class of authorized share capital. We have 1,
341,682
options outstanding to purchase equity shares as of March 31, 202
5
.

104,303,049 shares, is represented by American Depository Shares issued by our Company in accordance with applicable laws and regulations. Our Articles of Association and the Indian Companies Act permit us to issue classes of securities in addition to the equity shares. For the purposes of this annual report, “shareholder” means a shareholder who is registered as a member in the register of members of our Company. The term shareholders and ADSs holders have the same meaning in this annual report since the Indian Companies Act only defines a shareholder.

There have been no significant changes in the share capital of the Company during the fiscal 2025, 2024, and 2023 except for:

(a)	exercise of stock options by eligible employees;
(b)	Rights Offering to eligible shareholders in the ratio of 1.36364 Equity Shares / ADRs for every 1 Equity Share held on a rights issue basis allotted on June 28, 2024; and
(c)
ratio change from the current ratio, where one (1) ADS represents one (1) equity share, to a new ratio, where one (1) ADS represents six (6) equity shares, with no change to the Company’s equity shares with effect from October 4, 2024.

In addition to exercise of stock options during the fiscal 2021, the partly paid shares as part of the subscription agreement entered into with Mr. Ananda Raju Vegesna, dated October 22, 2010 were converted to fully paid-up after receiving the balance money of ₹900 million towards the 125,000,000 equity shares.

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

(c)
each of our directors is entitled to receive a sitting fee not exceeding ₹ 100,000 for every meeting of the Board of Directors and each meeting of a Committee of the Board of Directors, as well as all traveling and out-of-pocket expenses incurred in attending such meetings; however, effective May 2014, the Company has been paying ₹ 50,000 to the directors for each Board Meeting attended by them. Effective July 19, 2024, considering the increased responsibilities of the Board and the Directors, as well as the efforts put in by the Directors and their contribution to the growth of the Company, sitting fees payment have been revised at ₹100,000 for every meeting of the Board of Directors and ₹75,000 for every meeting of a Committee of the Board of Directors.

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

•	the total amount to be drawn from the accumulated profits shall not exceed one-tenth of such sum of its paid-up capital and free reserves as appearing in the last audited financial statement,

•	the amount so drawn shall first be utilized to set off the losses incurred in the financial year in which a dividend is declared before any dividend in respect of equity shares is declared.

•	the balance of reserves after such withdrawal shall not fall below fifteen per cent of its paid-up share capital as appearing in the latest audited financial statement.

•	No Company shall declare dividends unless carried over previous losses and depreciation not provided in previous year or years are set off against profit of the Company of the current year.

Voting Rights and procedures:

All of our equity shares have the same voting rights. For all matters submitted to vote in a shareholders meeting of the Company, every holder of an equity share, as reflected in the records of the Company as on the record date set for the shareholders meeting, shall have one vote in respect of each share held. There are no cumulative voting rights

At any general meeting, voting is by show of hands unless a poll is demanded by a shareholder or shareholders present in person or by proxy holding (a) not less than one-tenth of the total voting power entitled to vote on a resolution or (b) shares with an aggregate paid-up capital of at least ₹ 500,000. Upon a show of hands, every shareholder entitled to vote and present in person has one vote and, on a poll, every shareholder entitled to vote and present in person or by proxy has voting rights in proportion to the paid-up capital held by such shareholders. The Chairperson has a casting vote in the case of any tie.

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

In India, dividends generally are declared as a percentage of the par value of a company’s equity shares. The dividend recommended by the board of directors and thereafter declared by the shareholders in the Annual General Meeting (and subject to the limitations described above), is required to be distributed and paid to shareholders in proportion to the paid-up value of their shares within 30 days of the declaration by the shareholders at the Annual General Meeting.

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

The Companies Act further provides that, in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of the Company’s accumulated profits subject to the fulfillment of the following conditions:

•
The rate of dividend to be declared may not exceed the average of the rate at which dividends were declared by such company in the three years immediately preceding that year, provided that this condition shall not apply to a company, which has not declared any dividend in each of the three preceding financial year;

•	The total amount to be drawn from the accumulated profits shall not exceed one-tenth of such sum of its paid-up capital and free reserves as appearing in the last audited financial statement;
•	The amount so drawn shall first be utilized to set off the losses incurred in the financial year in which a dividend is declared before any dividend in respect of equity shares is declared;
•	The balance of reserves after such withdrawal shall not fall below 15% of the company’s paid-up share capital as appearing in the latest audited financial statement, on a standalone basis; and

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
.
Annual General Meetings of Shareholders

We must convene an annual general meeting of shareholders each year within 15 months of the previous annual general meeting or within six months of the end of previous fiscal year, whichever is earlier and may convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding not less than one-tenth of our paid-up capital carrying voting rights. In certain circumstances a three month extension may be granted by the Registrar of Companies to hold the Annual General Meeting. The Annual General Meeting of the shareholders is generally convened by our Company Secretary pursuant to a resolution of the board of directors. In addition, the Board may convene an Extraordinary General Meeting of shareholders when necessary or at the request of a shareholder or shareholders holding not less than one-tenth of our paid-up capital carrying voting rights. Written notice setting out the agenda of any meeting must be given at least 21 days prior to the date of the General Meeting to the shareholders of record, excluding the days of mailing and date of the meeting. Shareholders who are registered as shareholders on the date of the General Meeting are entitled to attend or vote at such meeting. The Annual General Meeting of shareholders must be held at our registered office or at such other place within the city in which the registered office is located, and meetings other than the Annual General Meeting may be held at any other place if so determined by the board of directors.

Our Articles provide that a quorum for a general meeting is the presence of at least five shareholders in person.

Annual General Meeting:

Our Annual General Meeting for the fiscal year ended March 31, 202
4
was held on
July 3, 2024
as decided by the Board of Directors held at the registered office of our Company, 2nd Floor, TIDEL Park, 4 Rajiv Gandhi Salai, Taramani, Chennai 600 113, India.

At the Annual General Meeting, the shareholders approved the following items:

•	Adoption of audited financials for the fiscal year ended March 31, 2024 as per Indian Accounting Standard.

•	Appoint a Director in place of Mrs. Vegesna Bala Saraswathi (DIN 07237117), who retires by rotation and being eligible, offers herself for reappointment.

•
Re-appointment of Mr. Vegesna Ananta Koti Raju (DIN:00529027) as the Chairman and Managing Director of the Company for a further period of five years effective July 18, 2024 and whose tenure of office shall not be liable to retire by rotation, without any remuneration from the Company

•
Re-appointment of Mr. Arun Seth (DIN:00204434) as an Independent Director of the Company
for a further period of five consecutive years effective July 5, 2024 and whose tenure of office shall not be liable to retire by rotation

•
Appointment of Dr. Ajay Kumar (DIN:01975789) as an Independent Director of the Company
to hold office for a period of five consecutive years effective July 3, 2024 and whose tenure of office shall not be liable to retire by rotation. Dr. Kumar served as an Independent Director of the Company until his resignation on May 15, 2025.

•	Ratification of Remuneration payable to Mr. S Ramachandran, Cost Auditor for the financial year 2024-25.

•	Approval of Associate Stock Option Plan - 2024 for Eligible Persons of the Company.

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

The Company is required to send notice to all its non-individual members who hold more than 10% of shares, voting rights or right to receive or participate in dividends/distributions in order to identify the individual beneficial owner and cause such individual to make the required reporting to the Company. On receipt of such declaration, the Company is required to inform the Ministry of Corporate Affairs.

Audit and Annual Report

Under the Indian Companies Act, a Company must file its audited financial statements with the Registrar of Companies within 30 days from the date of the Annual General Meeting. At least 21 days before the annual general meeting of shareholders excluding the days of mailing and receipt, we must distribute to our shareholders a detailed version of our audited balance sheet, profit and loss account and cash flow statement and the related reports of the Board and the auditors, together with a notice convening the annual general meeting. These materials are also generally made available at our corporate website,
www.sifytechnologies.com
Under the Indian Companies Act; we must file the audited financial statements presented to the shareholders within 30 days of the conclusion of the annual general meeting with the Registrar of Companies in Tamil Nadu, India, which is the state in which our registered office is located. We must also file an annual return containing a list of our shareholders and other information within 60 days of the conclusion of the meeting.

As per the directive of the Ministry of Corporate Affairs, Government of India, effective fiscal year ended March 31, 2011 onwards, the Company is required to file the audited financials in Extensible Business Reporting Language (XBRL) mode by using XBRL taxonomy.

The Company has filed the financial statements and other documents with Ministry of Corporate Affairs, Government of India (“MCA”) for the financial year 2023-24 in Extensible Business Reporting Language (XBRL) mode by using XBRL taxonomy.

Company Acquisition of Equity Shares

Under the Companies Act, 2013, companies may purchase their own shares or other specified securities out of their free reserves or their securities premium account or the proceeds of any shares or other specified securities (other than the kind of shares or other specified securities proposed to be bought back) subject to the compliance with the Companies Act, 2013, and other prescribed rules, regulations and conditions as laid down in the Companies Act.

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

In the event of our Company’s winding-up or liquidation, all preferential amounts, if any, shall be discharged by us. Our remaining assets shall be distributed to the holders of equity shares in proportion to their shareholdings.

Limitations on rights to own securities

There are no limitations on the rights to own our securities under our Memorandum of Association and Articles of Association. In particular, there are no provisions in our Articles of Association discriminating against any existing or prospective holder of our securities as a result of such shareholder owning a substantial number of shares.

The limitations on the rights to own securities of Indian companies, including the rights of non-resident or foreign shareholders to hold securities, are discussed in the section entitled “Ownership Restrictions” below.  Additionally, for a summary of the restrictions on transfers applicable to both foreign direct investments and portfolio investments, see “—Restrictions on Transfer” below.

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

If the Company refuses to register the transfer of shares without sufficient cause, the transferee may, within a period of sixty days of such refusal or where no intimation has been received from the Company, within ninety days of the delivery of the instrument of transfer or intimation of transmission, appeal to the Hon’ble NCLT. The Hon'ble NCLT may, after hearing the parties, either dismiss the appeal; or by order direct that the transfer or transmission shall be registered by the Company and the Company shall comply with such order within a period of ten days of the receipt of the order; or direct rectification of the register and also direct the Company to pay damages, if any, sustained by any party aggrieved.

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

In terms of applicable NDI Rules and the SEBI FPI Regulations, investments by Foreign Portfolio Investors (“FPIs”) shall only invest in the securities specified in the SEBI FPI Regulations, which include shares, debentures and warrants issued by a body corporate; listed or to be listed on a recognized stock exchange in India. Investment by FPIs in the equity shares is subject to certain limits, i.e., the individual holding of an FPI (including its investor group (which means multiple entities registered as foreign portfolio investors and directly and indirectly having common ownership of more than 50% of common control)) shall be below 10% of the equity share capital on a fully diluted basis of an Indian company through portfolio investments. In case the total holding of an FPI or investor group increases beyond 10% equity share capital of an Indian company, on a fully diluted basis or 10% or more of the paid-up value of any series of debentures or preference shares or share warrants that may be issued by an Indian company, the total investment made by the FPI or investor group will be re-classified as FDI subject to the conditions as specified by SEBI and the RBI / Ministry of Finance, in this regard and our Company and the investor will also be required to comply with applicable reporting requirements. Further, the aggregate limit of all FPIs investments, with effect from April 1, 2020, is up to the sectoral cap applicable to the sector in which our Company operates.

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

Reduction of limit for Overseas Direct Investment

FEMA and the Foreign Exchange Management (Overseas Investment) Rules, 2022 issued thereunder also regulate overseas direct investments (“ODI”) by Indian companies. The total ODI an Indian company can make cannot exceed 400% of its net worth as per its last audited balance sheet, and subject to other restrictions under the Foreign Exchange Management (Overseas Investment) Rules, 2022 and the Foreign Exchange Management Act, 1999.

Fungibility of ADSs

A limited two-way fungibility scheme has been put in place by the Government of India for ADRs / GDRs. Under this Scheme, a stockbroker in India, registered with SEBI, can purchase shares of an Indian Company from the market for conversion into ADRs/GDRs based on instructions received from overseas investors. Re-issuance of ADRs / GDRs would be permitted to the extent of ADRs / GDRs which have been redeemed into underlying shares and sold in the Indian market.

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

Moreover, the transfer of shares between an Indian resident and a non-resident (other than a non-resident Indian, or NRI) does not require the prior approval of the Government of India or RBI, provided that (i) the activities of the investee company are under the automatic route pursuant to the FDI Policy, and the transfer is not subject to regulations under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011, (ii) the non-resident shareholding complies with sector limits under the FDI Policy and (iii) the pricing is in accordance with the guidelines prescribed by the SEBI and RBI. We are an unlisted company, and the Takeover Code is not applicable to us.

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

As a foreign private issuer, we are not subject to the SEC’s proxy rules, which regulate the form and content of solicitations by United States-based issuers of proxies from their shareholders. To date, our practice has been to provide advance notice to our ADS holders of all shareholder meetings and to solicit their vote on such matters, through the depository, and we expect to continue this practice. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under SEC’s proxy rules.

Under Indian law, the ADS holders have the right to vote on any general meetings either by show of hands or by poll only on becoming the Shareholder of the Company by converting the ADS into equity shares of the Company.

Reserve Bank of India Monetary Policy during Financial Year 2024-2025:

•	Repo Rate under Liquidity Adjustment Facility (“LAF”) has been reduced by 25 Bps to 6.25 % during February 2025.

•	Reverse repo rate under the LAF retained at 3.35%, throughout this fiscal year.

•	Cash Reserve Ratio has been maintained at a standard rate of 4.50 % to maintain the liquidity position in the Banking system.

•
As the Repo Rate has been reduced by 25 Bps to 6.25% during February 2025, the Standing Deposit Facility (“SDF”) rate has also been reduced to 6.00%, and the Marginal Standing Facility (“MSF”) rate and the Bank Rate has also reduced to 6.50%.

•
The
Government of India extended the Interest Equalization Scheme for Pre and Post Shipment Rupee Export Credit up to December 31, 2024. As of March 31, 2025, exporters, particularly from the Micro Small and Medium Enterprises (“MSME”) sector, were urging the government for a further extension of the scheme to support their competitiveness amid global economic uncertainties.

•	During the fiscal year 2024-25, the rupee depreciated by 2.60 % against the USD (Concluding at Rs. 85.54 / USD) as on March 31, 2025.

•
Brent Crude Oil, which was around USD 87.86 at the beginning of the year has reduced steadily and closed at around USD 74.74 per barrel, marking an annual decline by 15% over the fiscal year, mainly due to Global Economic Slowdown, OPEC+ Production Decisions etc.

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

This section is not intended to constitute a complete analysis of the individual tax consequences to non-resident holders under Indian law for the acquisition, ownership, and sale of ADSs and equity shares. Personal tax consequences of an investment may vary for non-resident holders in various circumstances, and potential investors should therefore consult their tax advisors on tax consequences of such acquisition, ownership, and sale, including specifically the tax consequences under the law of the jurisdiction of their residence and any tax treaty between India and their country of residence. Each prospective investor should consult his, her or its own tax advisors with respect to Indian and local tax consequences of acquiring, owning, or disposing of equity shares or ADSs.

It is essential to determine residential status to figure out the taxability of income on transfer of ADSs.

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

96

•
POEM is a well-recognized concept in OECD & UN Model Tax Convention. OECD recognized POEM as a tie-breaker rule for determining residential status and hence most of Double Taxation Avoidance Agreements (“DTAA”) with India recognize it as a tie-breaker rule.

•
The Finance Act, 2016 deferred the applicability of POEM by one year and accordingly POEM was applicable from fiscal year 2017 onwards. Ministry of Finance issued detailed guidelines for POEM compliances vide CBDT circulars dated January 24, 2017, and October 23, 2017. However, it was clarified vide CBDT Circular dated February 23, 2017, that the POEM provisions shall not apply to a company having turnover or gross receipts of Rs. 500 million or less in a fiscal year. Further, the Government of India also prescribed guidelines specifying the exceptions, modifications, and adaptations to the provisions of the Act relating to computation of total income, treatment of unabsorbed depreciation, set off or carry forward and set off of losses, collection and recovery and special provisions relating to avoidance of tax applicable to foreign companies having POEM in India vide CBDT Notification No. 29/2018 dated June 22, 2018. This could increase the burden of compliances for our subsidiary companies situated outside India.

Taxability in India of income earned by Non-residents:

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

Capital gains earned by Non-residents:

•
To enable Non-residents to invest in Indian companies without having to be involved with the Indian capital market, the Government has come out with a scheme under which the Indian company issues shares or convertible debentures / bonds in foreign currency. The shares / bonds are issued in the official name of an Indian depository / custodian. Under a back- to-back arrangement, an overseas depository issues Global Depository Receipts (GDRs) to the non-resident investors. GDRs include American Depository Receipts (ADRs). These receipts are tradable on an overseas exchange.

In essence the investment is in shares or bonds of an Indian company, but through GDR mechanism. However, as they are independently tradable, they are like simple derivative instruments.

•
In 2008, the Government came out with “Foreign Currency Exchangeable Bonds Scheme 2008” (FCEB). Under this scheme, the FCEBs are issued by the Indian company to non-residents under the GDR mechanism. The non-resident can exchange the bond, with the equity shares of a listed company, which is held by the FCEB issuing company (the issuing company and the listed company have to belong to the same group). Thus, bonds are “exchanged” for shares. The strength of the listed company is used to raise funds by a group company.

•
Section 115AC deals with taxation of incomes earned on bonds of Public Sector Undertakings (PSUs), and GDRs purchased by non-residents out of foreign currency. The incomes covered are dividend (other than on which Dividend Distribution Tax (DDT) has been paid), interest and long-term capital gain.

•	Capital gains related to GDRs

•	Scope
Section 5 of the Income-tax Act (“the Act”) provides for the scope of income taxable in India for non-residents. Section 5(2) of the Act provides that income which is received; accrues or arises; or is deemed to accrue or arise to a non-resident in India is taxable under the Act.

•	Charge of tax
Section 45 of the Act provides that any profits or gains arising from the transfer of a capital asset effected in the previous year shall be chargeable to tax under the head “Capital gains” and shall be deemed to be income of the previous year in which the transfer took place.

•	Source of income
A cumulative reading of the above provisions results in capital gains arising in the hands of a non-resident in India if the transfer of the capital assets happens in India.

•	Deeming Provision
Section 9 of the Act further extends this scope by deeming certain incomes to arise in India. Capital gains that would be deemed to arise in India under Section 9 would be all income arising, whether directly or indirectly, through the transfer of a capital asset situated in India. It envisages taxability in a case where income may arise outside India due to transfer happening outside India but is still deemed to arise in India if the capital asset transferred is situated in India.

There can be three taxable events in case of GDRs. The taxability which can arise at each event is mentioned below:

a)	On trading in GDRs
If the transfer happens outside India, there is no tax, provided that the transaction is between two non-residents. The scheme and Section 47(viia) clearly state this. Long-term gain & short-term gain – both are exempt from tax – on transfer of GDRs.

b)	On conversion of GDR into underlying share
If the GDR is converted into shares by the investor, then it may amount to a gain on exchange. But the scheme is silent. It in fact proceeds on the assumption that only when the converted shares are sold, there is a tax.

c)	On sale of underlying shares
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

•	Taxable gain realized by a non-resident in respect of equity shares held for more than 24 months, or long-term gain, is subject to tax.

•
Finance (No. 2) Act, 2024, w.e.f. 23-7-2024 amended the Act to provide that Long Term Capital Gain exceeding ₹125,000 arising from sale of equity shares in a Company or a unit of an equity-oriented fund or a unit of a business trust will be taxable:

the amount of income-tax calculated on such long-term capital gains exceeding one lakh twenty-five thousand rupees –

a)	at the rate of ten per cent for any transfer which takes place before the 23rd day of July 2024; and

b)	at the rate of twelve and one-half per cent for any transfer which takes place on or after the 23rd day of July 2024 (excluding applicable surcharge and cess)

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

Determination of Tax in Certain Special Cases

Particulars	Section 115A	Section 115AB	Section 115AC	Section 115AD
Eligible Assessee	Non-Resident	Overseas Financial Organization (Offshore Fund)	Non-Resident	Foreign Portfolio Investor (FPI) and Specified Funds
Securities Covered	GDRs, Bonds, Royalty, FTS, Dividend & Interest Income	GDRs, Bonds	GDRs, FCCBs, FCEBs	All securities other than those under Sec 115AB, Equity Shares.
Tax on Income (Dividend / Interest / Royalty / FTS)	10% to 20%	10% on Dividend and Interest Income	5% / 20%	FPI: 10% on Dividend Specified Funds: 10% Dividend 4%–20% on Interest
Tax Rate on Long-Term Capital Gains	10% (before July 23, 2024) 12.5% (on/after July 23, 2024)	10% (before July 23, 2024) 12.5% (on/after July 23, 2024)	10% (before July 23, 2024) 12.5% (on/after July 23, 2024)	10% on LTCG (on gains exceeding Rs 1.25 lakh)
Tax Rate on Short-Term Capital Gains	Applicable slab rates	Applicable slab rates	Applicable slab rates	15% (before July 23,2024) 20% (on/after July 23, 2024)
Deductions under Chapter VI-A	No (except u/s 80LA for IFSC units)	No	No	No
Adjustment of Basic Exemption Limit	Not Available	Not Available	Not Available	Not Available

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

Further, the expression ‘buy-back’, for the purposes of share buy-back tax under section 115QA of the Act, has been defined to mean purchase by a company of its own shares in accordance with the provisions of any law for the time being in force relating to companies.

Applicability of GAAR:

The provisions of General Anti Avoidance Rule (GAAR) are contained in Chapter X-A of the Income Tax Act, 1961. The GAAR provisions shall be effective from assessment year 2018-19 onwards, i.e., financial year 2017-18 onwards. The necessary procedures for application of GAAR and conditions under which it shall not apply, have been enumerated in Rules 10U to 10UC of the Income-tax Rules, 1962.

GAAR provisions apply with respect to the shares issued post 31st March 2017, on conversion of Compulsory convertible Preference shares (CCPS), Foreign Currency Convertible Bonds (FCCBs), Global Depository Receipts (GDRs), acquired prior to 1st April 2017 based on the circular No.7 of 2017 issued by the CBDT.

The GAAR provisions to deal with the Organization for Economic Co-operation and Development’s Base Erosion and Profit Shifting project, of which India is an active participant, were applicable from fiscal year 2018. Pursuant to GAAR, an arrangement in which the main purpose, or one of the main purposes, is to obtain a tax benefit and may be declared as an “impermissible avoidance arrangement” if it also satisfies at least one of the following four tests. If any of our transactions are found to be impermissible avoidance arrangements under GAAR, our business, financial condition and results of operations may be adversely affected.

a) The arrangement creates rights and obligations, which are not normally created between parties dealing at arm’s length.

b) It results in misuse or abuse of provisions of tax laws.

c) It lacks commercial substance or is deemed to lack commercial substance.

d) It is carried out in a manner which is normally not employed for a bona fide purpose.
Grandfathering under Rule 10U(1)(d) will be available to investments made before 1st April 2017 in respect of instruments compulsory convertible from one form to another, at terms finalized at the time of issue of such instruments.

Significant Economic Presence: As part of the Base Erosion and Profit Shifting (BEPS) measure, to address the tax challenges caused by the digital companies, India has introduced the Significant Economic Presence (SEP) provisions through the Finance Act 2018. An Explanation 2A to Section 9(1)(i) of the Income-tax Act, 1961 (Act) was introduced, and the SEP is in addition to business connection. The provisions will apply to the Financial Year beginning on or after 01 April 2021. This amendment has increased the scope of taxation for non-resident in India. As per the amendment, if the non-resident carries out any transaction regarding goods, services, or property with a resident in India and exceeds the limit of INR 2 Crores, then a SEP is triggered.

Impact of OECD Pillar 1 and Pillar 2 recommendation: Notably, in July and October 2021, the OECD/G20 Inclusive Framework set out the general rules for redefined jurisdictional taxation rights and a global minimum tax. In December 2022, the EU member states voted unanimously to adopt a directive implementing the Pillar 2 (global minimum tax) rules, giving member states until December 31, 2023, to implement the directive into national legislation. The OECD expects that the implementation of these new principles will begin globally in 2024. India is one of the 137 jurisdictions that has agreed, in principle, to the adoption of the global minimum tax rate. As the Two Pillar solution is subject to implementation by each member country, the timing and ultimate impact of any such changes on our tax obligations and increase in our effective tax rate is uncertain.

Post introduction of SEP, the business connection under Section 9(1)(i) of the Income Tax Act are subject to three mutually exclusive categories:

•	Traditional business connection – based on the activity of the non-resident in India

•	Dependent Agent business connection – based on the activity of agent as per Explanation 2

•	SEP – based on Value and User threshold

Goods and Service Tax: Brokerage or commission paid to stockbrokers in connection with the sale or purchase of shares is subject to levy of the Goods and Services Tax at an effective rate of 18%.

Stamp Duty and Transfer Tax: Upon issuance of the equity shares underlying our ADSs, companies will be required to pay a stamp duty of 0.1% per share of the issue price of the underlying equity shares. A transfer of ADSs is not subject to Indian stamp duty. However, upon the acquisition of equity shares from the depositary in exchange for ADSs, the non-resident holder will be liable for Indian stamp duty at the rate of 0.25% of the market value of the ADSs or equity shares exchanged. A sale of equity shares by a nonresident holder will also be subject to Indian stamp duty at the rate of 0.25% of the market value of the equity shares on the trade date, although customarily such tax is borne by the transferee. Shares must be traded in dematerialized form. The transfer of shares in dematerialized form is currently not subject to stamp duty.

Gift Tax: The Finance Act, 2017, inserted provisions related to tax on the receipts of any sum of money, by any person either without consideration or for an inadequate consideration for value exceeding ₹ 50,000 (Stamp duty value in case of immovable property) during the year. The same is exempt from tax if it is received from any relative, occasion of marriage, under a will or by way of inheritance, or in contemplation of death of the payer or donor.
Base Erosion and Profit Shifting (“BEPS”): The Company operates in various countries and any change in tax rates or tax laws of any country could have impact on taxes. There may be changes in tax rates in some countries as a result of the Organization for Economic Co-operation and Development’s Pillar Two Blueprint of the Inclusive Framework on BEPS which has an objective of having a global minimum tax rate. There could be other changes in international tax laws and practices as a result of other pillars of BEPS (including tax on digital services) which may potentially impact our tax cost.

Prospective purchasers should consult their own tax advisors with respect to Indian and their local tax consequences of acquiring, owning, or disposing of equity shares or ADSs.

Material U. S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences that may be relevant with respect to the ownership and disposition of equity shares or ADSs and is for general information only. This summary addresses the U.S. federal income tax considerations of U.S. holders. For purposes of this discussion, “U.S. holders” are beneficial owners of equity shares or ADSs who or that are (a) individuals who are citizens or residents of the United States for U.S. federal income tax purposes, (b) corporations (or other entities treated as corporations for U.S. federal income tax purposes) created in or under the laws of the United States or any political subdivision thereof, (c) estates, the income of which is includable in gross income for U.S. federal income tax purposes, regardless of its source and (d) trusts having a valid election to be treated as “United States persons” (within the meaning of Section 7701(a)(30) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”)) in effect under U.S. Department of the Treasury regulations (“U.S. Treasury Regulations”) or the administration of which a U.S. court exercises primary supervision and with respect to which a United States person has the authority to control all substantial decisions.

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

This summary does not address any tax considerations arising under the laws of any U.S. state or local or non-U.S. jurisdiction, or tax considerations under any U.S. estate or gift tax or other non-income tax laws. In addition, this summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, regulated investment companies, real estate investment trusts, financial institutions, dealers in securities or currencies, tax-exempt entities, persons subject to alternative minimum tax, persons subject to special accounting rules under Section 451(b) of the Code, persons that will hold equity shares or ADSs as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, persons holding ADSs or equity shares through partnerships or other pass-through entities and investors therein, persons that have a “functional currency” other than the U.S. dollar or holders owning directly, indirectly or through the application of certain constructive ownership rules, 10% or more, by voting power or value, of the shares of our Company. This summary is based on the Code, the U.S. Treasury Regulations in effect or, in some cases, proposed, as of the date of this document, as well as judicial and administrative interpretations thereof available on or before such date and is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing is subject to change, which could apply retroactively and could affect the tax consequences described below.

Changes in U.S. federal income tax laws or regulations, or the interpretation thereof, could materially impact the U.S. federal income taxation of the ownership and disposition of our equity shares or ADSs for U.S. holders. While this discussion reflects our current understanding of applicable U.S. federal income tax laws, it is possible that future legislation could be enacted that would significantly alter the tax consequences described herein. We cannot predict whether, when, or in what form such changes may occur.

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

Subject to certain conditions and limitations, Indian dividend withholding tax, if any, imposed upon distributions paid to a U.S. holder with respect to such holder’s equity shares or ADSs generally should be eligible for credit against the U.S. holder’s U.S. federal income tax liability. Alternatively, a U.S. holder may claim a deduction for such amount, but only for a year in which a U.S. holder does not claim a credit with respect to any non-U.S. income taxes. The overall limitation on non-U.S. income taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, distributions on equity shares or ADSs generally will be income from sources outside the United States and will generally be “passive category income” for purposes of computing the U.S. “foreign tax credit” allowable to a U.S. holder. No foreign tax credit or deduction is allowed for taxes paid or accrued with respect to a dividend that qualifies for the DRD.  The rules governing U.S. foreign tax credits are complex, and recent changes to such rules introduced additional requirements and limitations. Furthermore, the application of such rules depends on the particular circumstances of each U.S. holder. Therefore, each U.S. holder should consult his, her or its own tax advisor with respect to the availability of U.S. foreign tax credits to such U.S. holder’s particular circumstances.

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

Sale or Exchange of Equity Shares or ADSs
. A U.S. holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder’s adjusted tax basis in the equity shares or ADSs, as the case may be. Subject to the discussion of the PFIC rules below, such gain or loss generally will be capital gain or loss, and generally will be long-term capital gain or loss if the equity shares or ADSs, as the case may be, were held for more than one year. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source passive category income or loss for U.S. foreign tax credit purposes. If capital gains realized by a U.S. holder upon the sale of equity shares or ADSs are subject to tax (including withholding tax) in India (see the  “Withholding Tax on Capital Gains” discussion with respect to Indian taxes above), a U.S. holder may not be able to utilize any such taxes as a credit against the U.S. holder’s U.S. federal income tax liability due to certain limitations on U.S. foreign tax credits.

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

We do not believe that we satisfy either of the tests for PFIC status for the taxable year ended March 31, 2025. However, because this determination is made on an annual basis and depends on a variety of factors (including, potentially, the value of our equity shares or ADSs), no assurance can be given that we were not considered a PFIC in a prior taxable year, or that we will not be considered a PFIC for the current taxable year and/or future taxable years. If we were to be a PFIC for any taxable year, U.S. holders would be required to either:

•
pay an interest charge together with tax calculated at ordinary income rates on “excess distributions,” as the term is defined in relevant provisions of the Code, including on any gain on a sale or other disposition of ADSs or equity shares;

•
if an election is made for us to be a “qualified electing fund” (as the term is defined in relevant provisions of the Code) in the first taxable year in which our Company is a PFIC during the period that the U.S. holders owns equity shares or ADSs, include in such U.S. holder’s taxable income their pro rata shares of undistributed amounts of our income and gain; or

•
if the equity shares are “marketable” and a “mark-to-market” (as such terms are defined in the Code) election is made, mark-to-market the equity shares each taxable year and recognize ordinary gain and, to the extent of prior ordinary gain, ordinary loss for the increase or decrease in market value for such taxable year.

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

The fees and charges payable by holders of our ADSs include the following:

Service	Rate
(1) Issuance of ADSs upon deposit of Shares (excluding issuances contemplated by paragraph (4) below).	Up to $5.00 per 100 ADSs (or fraction thereof) issued.
(2) Delivery of Deposited Securities, property and cash against surrender of ADSs.	Up to $5.00 per 100 ADSs (or fraction thereof) surrendered.
(3) Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements).	Up to $ 5 .00 per 100 ADSs (or fraction thereof) held.
(4) Distribution ADSs pursuant to (i) stock dividends or other free distributions, or (ii) exercise of rights.	Up to $ 5 .00 per 100 ADSs (or fraction thereof) issued.
(5) Depositary Services.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary.
(6) Registration of ADS Transfer Fees	Up to $5.00 per 100 ADSs (or fraction thereof) transferred.
(7) ADS Conversion Fee	Up to $5.00 per 100 ADS (or fraction thereof) converted from one ADS series

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

Amendment to the Depositary Agreement with Citibank NA. New York.

By Letter dated October 4, 2016, the Company has executed an amendment to the Letter Agreement dated February 17, 2009 with Citibank N.A., New York.

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

On October 4, 2024, the Company and Depositary executed Amendment No. 4 to the Deposit Agreement.  The amendment is primarily to effect the change in ADS to equity shares ratio made effective on October 4, 2024, to update the fee schedule and eliminate the Depositary’s ability to conduct pre-release transactions.

Ratio Change

On October 1, 2024, the Company announced a change in its ADS to equity shares ratio from the then-current ratio of (1) ADS representing one (1) equity share, to a new ratio, where one (1) ADS represents six (6) equity shares. The ADS Ratio Change became effective on October 4, 2024. There was no change to the Company’s equity shares.

Direct and Indirect Payments by the Depositary to Sify

Pursuant to the Deposit Agreement with Citibank N.A, we have received ₹ 9.11 million (approximately US$ 0.11 million) from Citibank during the fiscal year ended March 31, 2025, in connection with our ADS Program.

P
ART II

I
tem 13.
Defaults, Dividend Arrearages and Delinquencies

Not applicable.

I
tem 14.
Material Modifications to the Rights of Security Holders and Use
of Proceeds

None.

I
tem 15.
Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 20-F, our management, with the participation of our CEO and Managing Director and
Executive Director and CFO
, has carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on March 31, 2025. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our CEO and Managing Director and
Executive Director and CFO
, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.

Based on their evaluation as of the end of the period covered by this Annual Report on Form 20-F, our CEO and Managing Director and
Executive Director and CFO
have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the CEO and Managing Director and
Executive Director and CFO
, as appropriate to allow timely decisions about required disclosure.

Remediation of Previously Disclosed Material Weaknesses

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As most recently disclosed in our Annual Report on Form 20-F/A for the fiscal year ended March 31, 2024, our management concluded that our disclosure controls and procedures were not effective because of material weaknesses in our internal control over financial reporting with respect to classification and presentation of financial instruments.

To remediate the identified material weaknesses, the Company took the following measures consistent with those disclosed within “Item 15. Controls and Procedures — Management’s Plan to Remediate the Identified Material Weakness” in our Form 20-F/A for the period ended March 31, 2024:

•
Strengthened

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

These initiatives have resulted in significant improvements in our internal control framework and in our overall control environment, as well as control activities related to our finance and accounting policies.  As relevant controls have been designed, implemented, and operated for a sufficient of time to address the previously disclosed material weakness, management has concluded the material weakness have been remediated as of March 31, 2025.

Management’s annual report on internal control over financial reporting

1.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets
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

2 .
Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2025. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in Internal Control — Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2025.

3 .
Our independent registered public accounting firm, Manohar Chowdhry & Associates, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sify Technologies Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Sify Technologies Limited (the “Company”) and its subsidiaries (the Company and its subsidiaries are together referred to as “Group”) as of March 31, 2025, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2025, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements as of and for the year ended

March 31, 2025, of the Group and our report dated June
6
, 2025, expressed an unqualified opinion on those consolidated financial statements.

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

Manohar Chowdhry & Associates
Chartered Accountants
UDIN: 25237830BMNTMH2609

We have served as the Company's auditor since fiscal 2022.

Chennai, India
June 6, 2025

Changes in internal control over financial reporting

During the period covered by this Annual Report, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

I
tem
16A. Audit Committee financial expert

Mr. Arun Seth, a member of our audit committee, has been deemed “independent” as per the applicable SEC and NASDAQ rules.  The Board of Directors has determined that Mr. Arun Seth is the “audit committee financial expert” as defined by the applicable rules of the SEC. See Item 6 for description of Mr. Arun Seth’s relevant experience.

I
tem 16 B. Code of Ethics

The Company has adopted a Code of Conduct and Conflict of Interest Policy that is applicable to all employees. The text of the policy was filed as an Exhibit under Item 19 to the Annual Report for the year ended March31, 2005. This policy is available on our corporate website http://sifytechnologies.com/investors/Company-profile/code-of-conduct.

We have also adopted a written Code of Ethics, as defined in Item 406 of Regulation S-K, applicable to our principal executive officer, principal financial officer, principal accounting officer and all officers working in our finance, accounting, treasury, tax, legal, purchase, investor relations functions, disclosure committee members and senior management, as well as members of the audit committee and the board of directors. This policy is available on our corporate website http://sifytechnologies.com/investors/Company-profile/code-of-conduct/. We will post any amendments to, or waivers from, our Code of Ethics at this location on our website. We will provide to any person without charge, upon request by mail, a copy of this Code of Ethics by requesting such from our agent for investors relations at [909, 3rd Avenue, New York, NY 10022, United States.]

Our Audit Committee has also adopted a Whistleblower Policy wherein it has established procedures for receiving, retaining and treating complaints received, and procedures for the confidential, anonymous submission by employees of complaints regarding questionable accounting or auditing matters, conduct which results in a violation of law by Sify or in a substantial mismanagement of Company resources. Under this policy, our employees are encouraged to report questionable accounting matters, any reporting of fraudulent financial information to our shareholders, the Government or the financial markets, any conduct that results in a violation of law by Sify to our management (on an anonymous basis, if employees so desire). Under this policy, we have prohibited discrimination, retaliation or harassment of any kind against any employee who, based on the employee's reasonable belief that such conduct or practices have occurred or are occurring, reports that information or participates in an investigation.

We have also adopted a Code of Conduct, applicable to all officers, directors and employees. The Code of Conduct is available on our website, http://sifytechnologies.com/investors/Company-profile/code-of-conduct/.

I
tem 16C.
Principal Accountant Fees and Services

The following table sets forth for the fiscal years indicated the fees paid to our principal accountant and its associated entities for various services provided to us in these periods.

Fiscal year ended
Type of Service	March 31, 2025	March 31, 2024
(a) Audit Fees	₹ 9.00 million	₹ 8.61 million
(b) Audit Related Fees	₹ 2.84 million	₹ 1.30 million
(c) Tax Fees	-	-
(d) All Other Fees	-	-

Our Audit Committee requires pre-approval of all audit and permissible non-audit services to be performed for the Company by its independent auditors, subject to the de-minims exception for non-audit services described in Section 10A(i)(1)(B) of the Securities Exchange Act of 1934.

I
tem 16D.
Exemptions from the Listing Standards for Audit Committees

We have not sought any exemption from the listing standards for audit committees applicable to us as foreign private issuer, pursuant to Rule 10(A)-3(d) of the Securities Exchange Act of 1934.

I
tem 16E.
Purchase of Equity Securities by the Issuer and Affiliated
Purchasers

None.

I
tem 16F.
Change in Registrant’s Certifying Accountant

Not applicable.

I
tem 16 G. Corporate Governance

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

Under the NASDAQ Marketplace Rule 5620 (c), companies, other than limited partnerships, that maintain a listing on NASDAQ are required to provide for a quorum as specified in its by-laws for any meeting of its stockholders, and in no case shall the quorum be less than 33-1/3% of the outstanding shares of a Company's common voting stock. In India, the requirement for a quorum is the presence of at least five shareholders in person. Our Articles of Association provide that a quorum for a General Meeting of our shareholders is constituted by the presence of at least five shareholders in person. Hence, we do not meet the quorum requirements under Rule 5620 (c), and instead we follow our home country’s practice. Under the NASDAQ Marketplace Rule 5620 (b), companies, other than limited partnerships, that maintain a listing on NASDAQ are required to solicit proxies and provide proxy statements for all meetings of shareholders and also provide copies of such proxy solicitation to NASDAQ. However, the SEC proxy rules are not applicable to us, since we are a foreign private issuer, and Section 176 of the Indian Companies Act prohibits a Company incorporated under that Act from soliciting proxies. Because we are prohibited from soliciting proxies under Indian law, we will not meet the proxy solicitation requirement of Rule 5620 (b). However, as described above, we give written notices of all our shareholder meetings to all the shareholders and we also file such notices with the SEC. With regard to issuance of securities, we also comply with the home country’s regulations.

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

I
tem 16 H. Mine Safety Disclosure

Not Applicable.

I
tem 16 I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not Applicable.

I
tem 16J: Insider Trading Policies

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

I
tem 16K. Cybersecurity:

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

From a business perspective, this means protecting key information assets and complying with applicable international and national data privacy and protection laws, information security policies and contractual obligations. The Company’s Information Security Policy, adopted in information security management objectives and principles, and the Data Protection Policy, provides for a consistent level of enterprise-wide data protection. The data includes confidential, proprietary, business and personal information that is collected, processed, stored, and transmitted as part of business, including on behalf of third parties. The Company also uses systems and processes designed to reduce the impact of a security incident at a third-party vendor or customer. Additionally, the Company uses processes to oversee and identify material risks from cybersecurity threats associated with our use of third-party technology and systems, including technology and systems we use for encryption, authentication, employee email and other functions.

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

During the year ending March 31, 2025, the Company did not identify any material cybersecurity incidents that may have materially affected us, but we face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to affect us which can be referred in the “Risks Related to our Company and Industry” section  under heading "Cybersecurity threats could damage our reputation or result in liability to us”

P
ART III

I
tem 17.
Financial Statements

See Item No 18

I
tem 18.
Financial Statements

Consolidated Statements and other Financial Information

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sify Technologies Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Sify Technologies Limited (the “Company”) and its subsidiaries (the Company and its subsidiaries together are referred to as “Group”) as of March 31, 2025 and 2024, the related consolidated statements of profit or loss, statement of presenting comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended March 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2025 and 2024, and t he consolidated results of its operations and its cash flows each of the three years in the period ended March 31, 2025, in conformity with the International Financial Reporting Standards (“IFRS Accounting Standards) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group's internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 6, 2025, expressed an unqualified opinion on the Group's internal control over financial reporting.

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

Valuation of Trade receivables

Critical Audit Matter Description

The collectability of the Group’s aged Trade Receivables and the valuation of allowance for impairment of Trade Receivables is a Critical Audit Matter due to the judgement involved in assessing the recoverability. The Trade Receivable as at March 31, 2025 is INR 10,892,452 thousand and Allowance for doubtful receivable charged in the Statement of Profit or Loss for the year ended March 31, 2025 is INR 194,814 thousand.

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

•	Where there were indicators that trade receivables were unlikely to be collected, we assessed the adequacy of allowance for impairment of trade receivables .
•	We tested the sufficiency of the allowance for bad and doubtful debts charged in the Statement of Profit or Loss for the year ended March 31, 2025.

Manohar Chowdhry & Associates
 (5341)
Chartered Accountants
UDIN: 25237830BMNTMG5120

We have served as the Company's auditor since fiscal 2022.

Chennai, India
June
6
, 2025

Sify Technologies Limited

Consolidated Statement of Financial Position
(In thousands of Rupees, except share data and as otherwise stated)

		As of March 31,		As of March 31,
		2025	2024	2025 Convenience translation into US$ thousands
	Note	₹	₹	Note 2(c)
Assets
Property, plant and equipment	5	38,915,236	32,210,394	454,716
Right of Use Assets	7	8,821,738	7,257,692	103,080
Intangible assets	6	696,873	641,862	8,143
Other assets	10	5,554,925	4,256,687	64,908
Deferred contract costs		5,803	9,433	68
Other investments	15	1,229,808	1,203,862	14,370
Deferred tax assets	11	1,397,121	1,197,320	16,325
Total non-current assets		56,621,504	46,777,250	661,610

Inventories	12	3,959,492	3,393,317	46,266
Trade and other receivables, net	13	14,843,921	14,103,185	173,448
Contract assets	9	24,063	26,536	281
Deferred contract costs		139,245	161,845	1,627
Prepayments for current assets	14	831,802	685,529	9,719
Restricted cash	8	453,800	440,445	5,303
Other Bank Deposits	8	1,306,816	1,288,700	15,270
Cash and cash equivalents	8	4,997,210	4,105,489	58,391

Total current assets		26,556,349	24,205,046	310,305
Total assets		83,177,853	70,982,296	971,915

Equity
Share capital	16	4,353,846	1,846,146	50,874
Compulsorily Convertible Debentures	16A	3,405,833	2,723,924	39,796
Share premium		19,780,298	19,732,786	231,128
Share based payment reserve		250,621	352,514	2,928
Other components of equity		144,014	44,186	1,683
Accumulated deficit		(7,804,069)	(6,625,962)	(91,189)
Total equity attributable to equity holders of the Company		20,130,543	18,073,594	235,220

Sify Technologies Limited

Consolidated Statement of Financial Position
(In thousands of Rupees, except share data and as otherwise stated)

		As of March 31,		As of March 31,
				2025
		2025	2024	Convenience translation into US$ thousands
	Note	₹	₹	Note 2(c)

Liabilities
Borrowings	19	28,224,971	23,349,863	329,803
Lease liabilities	7	3,616,928	2,662,988	42,263
Employee benefits	17	200,871	159,949	2,347
Contract liabilities	9 & 21	3,289,882	3,053,428	38,442
Other liabilities	18	51,842	53,945	606
Total non-current liabilities		35,384,494	29,280,173	413,461

Borrowings	19	7,148,910	6,665,085	83,533
Lease Liabilities	7	193,310	379,851	2,259
Bank overdraft	8	326,327	486,888	3,813
Trade and other payable	20	17,171,482	14,012,773	200,645
Contract liabilities	9 & 21	2,822,787	2,083,932	32,984
Total current liabilities		27,662,816	23,628,529	323,234

Total liabilities		63,047,310	52,908,702	736,695
Total equity and liabilities		83,177,853	70,982,296	971,915

The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited
Consolidated Statement of
Profit or Loss
(In thousands of Rupees, except share data and as otherwise stated)

		For the Year ended March 31,			For the Year ended March 31,
		2025	2024	2023	2025 Convenience translation into US$ thousands
	Note	₹	₹	₹	Note2(c)
Revenue	22	39,885,580	35,633,922	33,403,726	466,054

Cost of sales	24	(24,917,342)	(22,378,001)	(21,379,429)	(291,154)
Gross Profit		14,968,238	13,255,921	12,024,297	174,900
Other operating Income		363,968	378,973	324,021	4,253
Selling, general and administrative expenses	25	(7,442,361)	(6,462,069)	(5,728,696)	(86,962)
Depreciation and amortization	5,6&7	(5,633,054)	(4,773,414)	(3,971,865)	(65,821)
Operating Profit		2,256,791	2,399,411	2,647,757	26,370
Investment Income		187,844	156,154	39,712	2,195
Profit before financing and income taxes		2,444,635	2,555,565	2,687,479	28,565
Finance income	28	12,632	108	10,291	148
Interest expenses on borrowings	28	(2,446,285)	(1,951,675)	(1,479,889)	(28,584)
Interest expenses on pension liabilities	28	(1,805)	(1,995)	(4,938)	(21)
Interest expenses on lease liabilities	28	(295,589)	(249,964)	(191,912)	(3,454)
Net finance income / (expense)		(2,731,047)	(2,203,526)	(1,666,448)	(31,911)

Profit / (Loss) before tax		(286,412)	352,039	1,021,021	(3,346)
Income tax (expense) / benefit	11	(498,546)	(183,100)	(346,499)	(5,825)
Profit/(Loss) for the year		(784,958)	168,939	674,522	(9,171)
Attributable to:
Equity holders of the Company		(784,958)	168,939	674,522	(9,171)
Non-controlling interest		-	-	-	-
		(784,958)	168,939	674,522	(9,171)
Earnings per share	29
Basic earnings per share		(2.10)	0.92	3.69	(0.02)
Diluted earnings per share		(2.10)	0.91	3.64	(0.02)

The accompanying notes form an integral part of these consolidated financial statements

Sify Technologies Limited
Consolidated Statement
presenting
Comprehensive Income
(In thousands of Rupees, except share data and as otherwise stated)

	Year ended March 31,
	2025 ₹	2024 ₹	2023 ₹	2025 Convenience Translation into US$ thousands Note 2(c)
Profit/(Loss) for the year	(784,958)	168,939	674,522	(9,171)
Other comprehensive income

Items that will not be reclassified to profit or loss
Remeasurements of the net defined benefit liability/asset	(3,307)	(19,673)	(55,783)	(39)
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	16,739	5,415	24,610	196
Total other comprehensive income, net of taxes	13,432	(14,258)	(31,173)	157
Total comprehensive income	(771,526)	154,681	643,349	(9,014)

Total comprehensive income attributable to:
Equity holders of the Company	(771,526)	154,681	643,349	(9,014)
Non-controlling interest	-	-	-	-
	(771,526)	154,681	643,349	(9,014)

Sify Technologies Limited
Consolidated Statement of Changes in Equity
(In thousands of Rupees, except share data and as otherwise stated)

For year ended March 31, 2025

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained earnings / (accumulated deficit)	Total	Non- controlling interest	Compulsorily Convertible Debentures	Total equity
Balance as at April 1, 2024	1,846,146	19,732,786	352,514	44,186	(6,625,962)	15,349,670	-	2,723,924	18,073,594

Total comprehensive income for the year	-	-	-	13,432	(784,958)	(771,526)	-	-	(771,526)
Reclassification of Compulsorily Convertible Debentures	-	-	-	-	-	-	-	681,909	681,909

Transactions with owners, recorded directly in equity

Shares issued on exercise of ESOP	7,710	24,335	-			32,045		-	32,045
Rights issue shares	2,499,990	-	-			2,499,990		-	2,499,990
Transaction costs related to rights issue of equity shares					(52,400)	(52,400)		-	(52,400)
Debenture premium on issue of Non-Convertible Debentures		5,800				5,800			5,800
Dividend paid on Non-Cumulative Compulsorily Convertible Preference Shares					(22,500)	(22,500)			(22,500)
Acquisition of equity shares in subsidiary without change in control					(87,749)	(87,749)			(87,749)
Acquisition of preference shares in subsidiary without change in control					(2,30,500)	(2,30,500)			(2,30,500)
Transferred from share based payment reserve on exercise of ESOP		17,377	(103,773)	86,396		-		-	-
Share – based payment transactions			1,880			1,880		-	1,880
Balance as at March 31, 2025	4,353,846	19,780,298	250,621	144,014	(7,804,069)	16,724,710	-	3,405,833	20,130,543

Sify Technologies Limited
Consolidated Statement of Changes in Equity
(In thousands of Rupees, except share data and as otherwise stated)

For year ended March 31, 2024

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained earnings / (accumulated deficit)	Total	Non- controlling interest	Compulsorily Convertible Debentures	Total equity
Balance as at April 1, 2023	1,841,168	19,685,143	361,184	53,094	(6,794,901)	15,145,688	-	-	15,145,688

Total comprehensive income for the year	-	-	-	(14,258)	168,939	154,681	-	-	154,681
Compulsorily Convertible Debentures presented as Equity	-	-	-	-	-	-	-	2,723,924	2,723,924

Transactions with owners, recorded directly in equity

Shares issued on exercise of ESOP	4,978	36,851	-			41,829		-	41,829
Transaction costs related to equity								-	-
Transferred from share based payment reserve on exercise of ESOP		10,792	(16,142)	5,350		-		-	-
Share-based payment transactions			7,472			7,472		-	7,472
Balance as at March 31, 2024	1,846,146	19,732,786	352,514	44,186	(6,625,962)	15,349,670	-	2,723,924	18,073,594

Sify Technologies Limited
Consolidated Statement of Changes in Equity
(In thousands of Rupees, except share data and as otherwise stated)

For year ended March 31, 2023

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained earnings / (accumulated deficit)	Total	Non- controlling interest	Total equity
Balance as at April 1, 2022	1,840,238	19,676,167	349,123	77,299	(7,466,624)	14,476,203	-	14,476,203

Total comprehensive income for the year	-	-	-	(31,173)	674,522	643,349	-	643,349

Transactions with owners, recorded directly in equity

Shares issued on exercise of ESOP	930	8,976				9,906		9,906
Transaction costs related to equity					(2,799)	(2,799)		(2,799)
Transferred from share based payment reserve on exercise of ESOP				6,968		6,968		6,968
Share-based payment transactions			12,061			12,061		12,061
Balance as at March 31, 2023	1,841,168	19,685,143	361,184	53,094	(6,794,901)	15,145,688	-	15,145,688

Sify Technologies Limited
Consolidated Statements of Cash Flows

(In thousands of Rupees, except share data and as otherwise stated)

	For the Year ended March 31,
	2025 ₹	2024 ₹	2023 ₹	2025 Convenience Translation into US$ thousands (Unaudited) Note 2(c)
Operating Profit for the year	2,256,791	2,399,411	2,647,757	26,370
Adjustments for:
Depreciation and amortization & Impairment of goodwill	5,633,054	4,773,414	3,971,865	65,821
(Gain) / loss on sale of property, plant and equipment	(18,378)	419	(10,783)	(215)
Provision for doubtful receivables/ advances	194,814	265,000	371,890	2,276
Stock compensation expense	1,880	7,472	16,494	22
Unrealized (gain)/ loss on account of exchange differences	7,210	33,862	(61,978)	84
Amortization of leasehold prepayments	-	1,390	(1,515)	-
Cash flow from operating activities before working capital changes	8,075,371	7,480,968	6,933,730	94,358

Change in trade and other receivables	(527,841)	(481,267)	(400,481)	(6,168)
Change in inventories	(566,175)	(1,451,400)	465,280	(6,616)
Change in Contract Assets	2,473	26,045	(1,298)	29
Change in Contract Costs	26,230	(31,555)	178,528	306
Change in Contract Liabilities	975,308	840,918	706,485	11,396
Change in other assets	(1,444,511)	(1,477,571)	(789,470)	(16,878)
Change in trade and other payables	2,810,723	2,827,200	2,843,263	32,843
Change in Other Bank Deposits	(31,471)	(534,358)	(402,752)	(368)
Change in employee benefits	48,843	19,952	(57,047)	571
Cash generated from operations	9,368,950	7,218,932	9,476,238	109,473
Income taxes (paid)/ refund received	(721,875)	(1,284,867)	(1,362,951)	(8,435)
Net cash from / (used in) operating activities	8,647,075	5,934,065	8,113,287	101,038

Sify Technologies Limited
Consolidated Statements of Cash Flows
For the fiscal years ended March 31,

(In thousands of Rupees, except share and per share data and as otherwise stated)

	Year ended March 31,
				2025 Convenience Translation into US$ thousands
	2025 ₹	2024 ₹	2023 ₹	(Unaudited) Note 2(c)
Cash flows from / (used in) investing activities
Acquisition of property, plant and equipment	(11,093,921)	(11,121,455)	(11,616,131)	(129,630)
Acquisition of intangible assets			(417,466)	-
Proceeds from sale of property, plant and equipment	105,177	2,171	10,783	1,229
Investments in corporate debt securities & Equity	(9,974)	(153,640)	(546,886)	(117)
Investments in preference shares	(230,500)	-	-	(2,693)
Finance income received	127,561	71,031	(17,102)	1,491
Amount paid for acquisition of right of use assets	(1,222,255)	(1,255,635)	(1,178,320)	(14,282)
Net cash from / (used in) investing activities	(12,323,912)	(12,457,528)	(13,765,122)	(144,002)

Cash flows from / (used in) financing activities
Proceeds from issue of shares on exercise of options and issue of shares on right issue (including share premium)	2,532,019	41,791	8,079	29,586
Proceeds from / (repayment) of borrowings (net)	3,503,861	4,628,405	4,849,485	40,942
Payment of Dividend	(22,500)	-	-	(263)
Transaction costs related to rights issue of equity shares	(52,400)	-	-	(612)
Proceeds from issue of Non - Convertible Debentures	2,505,800	-	-	29,280
Proceeds from issue of Compulsorily convertible debentures	-	6,000,000	1,980,000	-
Repayment of lease liabilities	(278,774)	(377,195)	(265,236)	(3,257)
Finance expenses paid	(3,458,387)	(2,851,111)	(1,632,850)	(40,410)
Net cash from / (used in) financing activities	4,729,619	7,441,890	4,939,478	55,266

Net increase / (decrease) in cash and cash equivalents	1,052,782	918,427	(712,357)	12,302
Cash and cash equivalents on April 1	3,618,601	2,698,942	3,409,983	42,283
Effect of exchange fluctuations on cash held	(500)	1,232	1,316	(6)
Cash and cash equivalents on March 31	4,670,883	3,618,601	2,698,942	54,579

Refer note 3 (c) and note 8 for the composition of cash and cash equivalents.

Restricted Cash for the year ended March 31, 2025, March 31, 2024 and March 31, 2023 is regrouped from Closing balance of Cash and Cash equivalents and shown under “Cash flow from / (used in) operating activities” in accordance with paragraph 7 of IAS 7-Statement of Cash Flows.

Disclosure relating to changes in liabilities arising from financing activities – Refer note below

The accompanying notes form an integral part of these consolidated financial statements.

Note: Reconciliation of liabilities from financing activities

						Non-cash movement
Particulars	As on April 01, 2024	Proceeds	Repayment	Movement in Short term Borrowings	Net Cash flow movement	Foreign e xchange movement	Reclass	Others	Fair value changes	As on March 31, 2025
Borrowings	30,015,190	15,152,741	(9,389,585)	244,305	36,022,651	(7,700)	(641,709)		900	35,374,142
Lease Liability	3,042,839	-	(559,183)	-	2,483,656	1,400		1,326,019	(837)	3,810,238
Total	33,058,029	15,152,741	(9,948,768)	244,305	38,506,307	(6,300)	(6,41,709)	1,326,019	63	39,184,380

						Non-cash movement
Particulars	As on April 01, 2023	Proceeds	Repayment	Movement in Short term Borrowings	Net Cash flow movement	Foreign exchange movement	Reclass	Fair value changes	As on March 31, 2024
Borrowings	21,527,989	14,183,762	(2,871,383)	(467,200)	32,373,168	24,021	(2,395,486)	13,487	30,015,190
Lease Liability	2,451,179	993,671	(399,568)	-	3,045,282	1,451		(3,894)	3,042,839
Total	23,979,168	15,177,433	(3,270,951)	(467,200)	35,418,450	25,472	(2,395,486)	9,593	33,058,029

						Non-cash movement
Particulars	As on April 01, 2022	Proceeds	Repayment	Movement in Short term Borrowings	Net Cash flow movement	Foreign exchange movement	Reclass	Fair value changes	As on March 31, 2023
Borrowings	14,880,190	11,046,000	(2,530,185)	(1,520,339)	21,875,666	44,541	(409,000)	16,782	21,527,989
Lease Liability	2,207,403	596,842	(362,017)	-	2,442,228	4,411		4,540	2,451,179
Total	17,087,593	11,642,842	(2,892,202)	(1,520,339)	24,317,894	48,952	(409,000)	21,322	23,979,168

SIFY TECHNOLOGIES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Rupees, except share data and as stated otherwise)

1.	Reporting entity

Sify Technologies Limited
(“Sify” or “the Company”)
is a Company domiciled in India. The address of the Company’s registered office is 2nd Floor, Tidel Park, 4, Rajiv Gandhi Salai, Taramani, Chennai – 600113, India. The Company and its subsidiaries Sify Technologies (Singapore) Pte. Limited, Sify Technologies North America Corporation, Sify Data and Managed Services Limited, Sify Infinit Spaces Limited, Sify Digital Services Limited and SKVR Software Solution Private Limited (are together referred to as the ‘Group’ and individually as ‘Group entities’). The Group offers converged Information and Communication Technology (ICT) solutions comprising Network- Connectivity services,
Data Center services and Digital Services which include Cloud and Managed services, Applications Integration services
.
 The Company was incorporated on December 12, 1995 and its ADRs are listed on the NASDAQ Capital Market. The financial statements are for the Group consisting of Sify Technologies Limited (the 'Company') and its subsidiaries.

2.	Basis of preparation

a.	Statement of compliance

The accompanying Consolidated Financial Statements of the Group have been prepared in accordance with the International Financial Reporting Standards (IFRS) and its interpretations as issued by the International Accounting Standards Board (IASB). IASB issued IFRS 18 (Presentation and Disclosure in Financial Statements) replacing IAS 1 (Presentation of Financial Statements). The new structure for the profit and loss statement requires (i) the classification of income and expenses into five
 new categories - operating, investing and
financing, income taxes and discontinued operations
and
(ii) the presentation of subtotals for operating profit or loss and profit or loss before financing and income taxes.

Although the IASB set an effective date
for IFRS 18 as annual reporting periods beginning on or after
January 1, 2027, the Company has adopted the IFRS 18 during the current year.
The Company has retrospectively applied this standard for the prior periods presented herein.

These Consolidated Financial Statements have been approved for issue by the Board of Directors on June 0
7
, 2025.

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

Items included in the financial statements of each Group entity are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Indian rupee is the functional currency of Sify, its domestic subsidiaries. The U.S. dollar is the functional currency of Sify’s foreign subsidiaries i.e. Sify Technologies North America Corporation and Sify Technologies (Singapore) Pte. Ltd. located in North America, United States of America and in Singapore
 respectively
.

The Consolidated Financial Statements are presented in Indian Rupees which is the Group’s presentation currency. All financial information presented in Indian Rupees has been rounded up to the nearest thousand except where otherwise indicated.

Convenience translation :
Solely for the convenience of the reader, the financial statements as of and for the year ended March 31, 2025 have been translated into United States dollars (neither the presentation currency nor the functional currency of the Group) based on the reference rate in the City of Mumbai on March 31, 2025, for cable transfers in Indian rupees as published by the Reserve Bank of India which was ₹ 85.5814 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollar at such a rate or at any other rate on March 31, 2025 or at any other date.

Due to rounding off, the translated numbers presented throughout the document may not add up precisely to the totals.

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
:

•	Useful lives of property, plant and equipment (Note 3 e and Note 5)
•	Useful lives of intangible assets (Note 3 g and Note 6)
•	Estimate of Lease term and measurement of Right of Use Assets and Lease Liabilities (Note 3 h, 7)
•	Identification of performance obligation and timing of satisfaction of performance obligation, measurement of transaction price on revenue recognition (Note 3 o)
•	Measurement of the recoverable amounts of cash-generating units containing goodwill (Note 3 k and Note 6)
•	Utilization of tax losses and computation of deferred taxes (Note 3 r, 11)
•	Measurement of defined employee benefit obligations (Note 17)
•	Measurement of share-based payments (Note 3 m, 27)
•	Valuation of financial instruments (Note 3 c, 4, 34 and 33)
•	Provisions and contingencies (Note 3 n and 31)
•	Expected Credit losses on Financial Assets (Note 3 c, 13)
•	Impairment testing (Note 3 k)

e .	Reconciliation between IAS 1 and IFRS 18 for the comparative periods

Changes in Consolidated Statement of Profit or Loss for the years ended March 31, 2024 and March 31, 2023 (In thousands of Rupees):

	For the year ended March 31,2024		For the year ended March 31,2023
Particulars	IAS 1	IFRS 18	IAS 1	IFRS 18
Revenue	3,56,33,922	3,56,33,922	3,34,03,726	3,34,03,726
Cost of sales	(2,23,78,001)	(2,23,78,001)	(2,13,79,429)	(2,13,79,429)
Gross Profit	1,32,55,921	1,32,55,921	1,20,24,297	1,20,24,297
Other Operating Income	1,84,613	3,78,973	1,31,840	3,24,021
Selling, general and administrative expense	(64,99,562)	(64,62,069)	(57,33,634)	(57,28,696)
Depreciation and amortisation	(47,73,414)	(47,73,414)	(39,71,865)	(39,71,865)
Operating Profit	21,67,558	23,99,411	24,50,638	26,47,757
Investment income	-	1,56,154	-	39,712
Profit before financing and income taxes	21,67,558	25,55,565	24,50,638	26,87,469
Finance Income	3,37,723	108	2,22,905	10,291
Finance Expenses	(19,03,278)	(19,51,675)	(14,60,610)	(14,79,889)
Interest expenses on pension liabilities	-	(1,995)	-	(4,938)
Interest expenses on Lease liabilities	(2,49,964)	(2,49,964)	(1,91,912)	(1,91,912)
Net Finance Expenses	(18,15,519)	(22,03,526)	(14,29,617)	(16,66,448)
Profit before tax	3,52,039	3,52,039	10,21,021	10,21,021
Income tax (expense) / benefit	(1,83,100)	(1,83,100)	(3,46,499)	(3,46,499)
Profit for the year	1,68,939	1,68,939	6,74,522	6,74,522

Changes in Consolidated Statement of Cash Flow for the years ended March 31, 2024 and March 31, 2023 (In thousands of Rupees):

	For the year ended March 31,2024		For the year ended March 31,2023
Particulars	IAS 1	IFRS 18	IAS 1	IFRS 18
Cash flows from operating activities
Profit for the year /Operating Profit for the year	1,68,939	23,99,411	6,74,522	26,47,757
Adjustments for:
Depreciation and amortisation	47,73,414	47,73,414	39,71,865	39,71,865
Gain on sale of property, plant and equipment	419	419	(10,783)	(10,783)
Provision for doubtful receivables and advances	2,65,000	2,65,000	3,71,890	3,71,890
Stock compensation expense	7,472	7,472	16,494	16,494
Net finance income/expenses	18,15,519	-	14,29,617	-
Unrealized (gain)/ loss on account of exchange differences	69,365	33,862	(42,660)	(61,978)
Amortisation of Leasehold Prepayments	1,390	1,390	(1,515)	(1,515)
Tax expense/reversal	1,83,100	-	3,46,499	-

Change in trade and other receivables	(4,81,267)	(4,81,267)	(4,00,481)	(4,00,481)
Change in inventories	(14,51,400)	(14,51,400)	4,65,280	4,65,280
Change in Contract Assets	26,045	26,045	(1,298)	(1,298)
Change in Contract Costs	(31,555)	(31,555)	1,78,528	1,78,528
Change in other assets	(14,77,571)	(14,77,571)	(7,89,470)	(7,89,470)
Change in trade and other payables	28,27,200	28,27,200	28,43,263	28,43,263
Change in employee benefits	19,952	19,952	(57,047)	(57,047)
Change in Contract Liabilities	8,40,918	8,40,918	7,06,485	7,06,485
Change in Other Bank Deposits	(5,34,358)	(5,34,358)	(4,02,752)	(4,02,752)
Cash generated from operation	70,22,582	72,18,932	92,98,437	94,76,238
Income taxes (paid) / Refund received	(12,84,867)	(12,84,867)	(13,62,951)	(13,62,951)
Net cash from operating activities	57,37,715	59,34,065	79,35,486	81,13,287

Cash flows from investing activities
Acquisition of property, plant and equipment & intangible assets	(1,11,21,455)	(1,11,21,455)	(1,16,16,131)	(1,16,16,131)
Expenditure on Intangibles			(4,17,466)	(4,17,466)
Investments in corporate debt securities & Equity during the year	(1,53,640)	(1,53,640)	(5,46,886)	(5,46,886)
Amount paid for acquisition of right of use assets	(12,55,635)	(12,55,635)	(11,78,320)	(11,78,320)
Proceeds from sale of property, plant and equipment	2,171	2,171	10,783	10,783
Finance income received	2,65,391	71,031	1,55,756	(17,102)
Net cash used in investing activities	(1,22,63,168)	(1,24,57,528)	(1,35,92,264)	(1,37,65,122)

Cashflows from financing activities
Proceeds from issue of shares on excercise of options (including share premium)	41,791	41,791	8,079	8,079
Proceeds from /(repayment) of borrowings (net)	46,28,405	46,28,405	48,49,485	48,49,485
Proceeds from issue of Compulsorily conovertible debentures	60,00,000	60,00,000	19,80,000	19,80,000
Repayment of lease liabilities	(3,77,195)	(3,77,195)	(2,65,236)	(2,65,236)
Finance expenses paid	(28,49,121)	(28,51,111)	(16,27,907)	(16,32,850)
Net cash from (used in) financing activities	74,43,880	74,41,890	49,44,421	49,39,478

Net decrease in cash and cash equivalents	9,18,427	9,18,427	(7,12,357)	(7,12,357)
Cash and cash equivalents at April 1	26,98,942	26,98,942	34,09,983	34,09,983
Effect of exchange fluctuations on cash held	1,232	1,232	1,316	1,316
Cash and cash equivalents at year end	36,18,601	36,18,601	26,98,942	26,98,942

3.	Material accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these Consolidated Financial Statements

a.	Basis of consolidation

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

Initial recognition:

All financial assets are recognized initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset. Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

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

Derecognition of financial assets:

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire or the financial asset is transferred, and the transfer qualifies for derecognition. On derecognition of a financial asset in its entirety, the difference between the carrying amount (measured at the date of derecognition) and the consideration received (including any new asset obtained less any new liability assumed) shall be recognized in the Statement of Income.

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

Compound Financial Instrument:

The terms of a non-derivative compound financial instrument  are evaluated to determine whether it contains both a liability and an equity component. Such components are classified as financial liabilities, financial assets or equity instruments in accordance with the substance of the contractual arrangement. Interest, dividends and gains relating to the component that is financial liability is recognized as income or expense in profit or loss. Distribution to holders of equity instruments is recognized directly in equity.

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

(ii) Depreciation

Depreciation is recognized in the Statement of Income on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment considering residual value to be zero. Depreciation on contract-specific assets are charged co-terminously over the contract period. Management’s estimated useful lives for the year ended March 31, 2025 and March 31, 2024 were as follows:

Estimate of useful life in years
Buildings comprising Civil structure, etc	28
Improvements forming part of the Building	5
Plant and machinery comprising computers, servers etc.	3-5
Plant and machinery comprising other items	3-8
Furniture and fittings	5
Office equipment	5
Motor vehicles	3

Depreciation is not recorded on construction-in-progress until construction and installation are complete and the asset is ready for its intended use.

The depreciation method, useful lives and residual value are reviewed at each of the reporting date.

f.	Business combinations

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

For operating leases, rental income is recognized on a straight-line basis over the term of the relevant lease.

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

The fair value of options on grant date, (equity-settled share-based payments) granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period in which the options are vested. The increase in equity recognized in connection with a share-based payment transaction is presented as a separate component in equity. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest. In respect of options whose terms and conditions are modified, the Group includes the incremental fair value of the options in the measurement of the amounts recognized for services received from the employees. The incremental fair value is the difference between the fair value of the modified option and that of the original option both estimated as at the date of the modification. If the modification occurs during the vesting period, the incremental fair value granted is included in the measurement of the amount recognized for services received over the period from the modification date until the date when the modified equity instruments vest, in addition to the amount based on the grant date fair value of the original equity instruments, which is recognized over the remainder of the original vesting period. If the modification occurs after vesting date, the incremental fair value granted is recognized immediately, or over the vesting period if the employee is required to complete an additional period of service before becoming unconditionally entitled to those modified equity instruments.

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
.

The Group recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services excluding the amount collected on behalf of third parties.

The revenue recognition in respect of the various streams of revenue is described as follows

i) Network services

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

Revenues from domestic and international managed services, comprise of value-added services, operations and maintenance of projects and from remote infrastructure management. Contracts from this segment are fixed and could also be based on time and material contracts.

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

Digital Certification revenues include income received on account of Web certification. Generally, the Group does not hold after sale service commitments after the activation of the Digital Certificates sold and accordingly, revenue is recognized fully on the date of activation of the respective certificate.

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

p.	Other Operating income, Investment income and Finance income

Investment income comprises interest income on funds invested and dividend income. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date when the Group’s right to receive payment is established, which in the case of quoted securities is the ex-dividend date. Finance income includes income arising from financing transactions. Other operating income includes income that are not classified into investing and financing category.

q.	Finance expense

Finance expense comprises borrowing costs, interest on lease liabilities, interest on pension liabilities, bank charges, unwinding of discount on provision, fair value losses on financial assets at fair value through profit or loss that are recognized in Statement of profit or loss. Fair value changes attributable to hedged risk are recognized in the Statement of profit or loss.

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

v.
Recent accounting pronouncements

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2025 and have not been applied in preparing these consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the consolidated financial statements of the Company are:

IFRS 19 – Subsidiaries without Public Accountability:

On May 9, 2024, International Accounting Standards Board (IASB) issued IFRS 19- Subsidiaries without Public Accountability: Disclosures. The standard defines that a subsidiary without public liability may provide reduced disclosures when applying IFRS Accounting Standards in its financial statements. The standard is optional for eligible subsidiaries and establishes the disclosure requirements for subsidiaries that choose to apply it.

The effective date for adoption of this standard is annual periods beginning on or after January 1, 2027, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

IFRS 9 Financial Instruments and IFRS 7 Financial Instruments:
On May 30, 2024, IASB has issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, which clarifies the classification of financial assets with environmental, social and corporate governance (ESG) and similar features, derecognition of financial liability settled through electronic payment systems and also introduces additional disclosure requirements to enhance transparency for investors regarding investments in equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2026, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

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

5.	Property, plant and equipment

The following table presents the changes in property, plant and equipment during the year ended March 31, 2025

	Gross Carrying Amount				Accumulated Depreciation
Particulars	As of April 1, 2024	Additions	Deletions	As of March 31, 2025	As of April 1, 2024	Depreciation for the year	Deletions	As of March 31, 2025	Carrying amount as of March 31, 2025

Freehold Land	206,867	-	-	206,867	-	-	-	-	206,867
Building	13,931,920	7,320,384	-	21,252,304	5,162972	1,579,335	-	6,742,307	14,509,997
Plant and machinery	24,002,252	6,530,399	77,113	30,455,538	14,318,964	2,322,034	75,593	16,565,405	13,890,133
Computer equipment	2,183,653	300,030	273,243	2,210,440	1,923,935	166,323	193,458	1,896,800	313,640
Office equipment	2,372,058	853,761	41,872	3,183,947	1,469,263	378,527	41,872	1,805,918	1,378,029
Furniture and fittings	172,855	15,198	21,608	166,445	158,559	2,109	21,600	139,068	27,377
Vehicles	12,858	-	-	12,858	9,693	1,030	-	10,723	2,135
Total	42,882,463	15,019,772	413,836	57,488,399	23,043,386	4,449,358	332,523	27,160,221	30,328,178
Add: Construction in progress									8,587,058
Total	42,882,463	15,019,772	413,836	57,488,399	23,043,386	4,449,358	332,523	27,160,221	38,915,236

The following table presents the changes in property, plant and equipment during the year ended March 31, 2024

	Gross carrying amount					Accumulated depreciation
Particulars	As of April 1, 2023	Additions	Deletions	Reclassification*	As of March 31, 2024	As of April 1, 2023	Depreciation for the year	Deletions	Reclassification	As of March 31, 2024	Carrying amount as of March 31, 2024

Freehold Land	206,867	-	-		206,867	-	-	-		-	206,867
Building	6,238,669	3,273,178	27	4,420,100	13,931,920	1,964,842	1,194,556	26	2,003,600	5,162,972	8,768,948
Plant and machinery	21,303,005	2,710,939	11,692		24,002,252	12,393,855	1,934,332	9,223		14,318,964	9,683,288
Computer equipment	2,037,261	163,271	16,879		2,183,653	1,780,677	160,078	16,820		1,923,935	259,718
Office equipment	2,106,995	265,633	570		2,372,058	1,180,336	289,494	567		1,469,263	902,795
Furniture and fittings	4,590,427	2,706	178	(4,420,100)	172,855	2,161,696	617	154	(2,003,600)	158,559	14,296
Vehicles	9,721	3,141	4		12,858	9,697		4		9,693	3,165
Total	36,492,945	6,418,868	29,350	-	42,882,463	19,491,103	3,579,077	26,794	-	23,043,386	19,839,077
Add: Construction in progress											12,371,317
Total	36,492,945	6,418,868	29,350	-	42,882,463	19,491,103	3,579,077	26,794	-	23,043,386	32,210,394

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

Capital Commitments

As of March 31, 2025 and 2024, the Company had committed to spend approximately
₹ 7,221,572 and ₹ 9,352,551 respectively, under agreements to purchase property, plant and equipment.

Construction in progress

Amounts paid towards acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment that are not available for use are disclosed under construction-in-progress.

Security

As of March 31, 2025 property, plant and equipment with a carrying amount of ₹ 24,189,268 (March 31, 2024: ₹ 12,260,778) are subject to a registered charge to secure bank borrowings.

Capitalized borrowing costs

Borrowing costs capitalized during the year amounted to ₹ 515,310 (March 2024: ₹ 514,022)

6.	Intangible assets

Intangible assets comprise the following:

	March 31, 2025	March 31, 2024
Other intangible assets	696,873	641,862
	696,873	641,862

Other intangibles

The following table presents the changes in intangible assets during the years ended March 31, 2025
 and
 2024.

	Bandwidth Capacity	Software	License fees	Total

(A) Gross carrying amount
Balance as of April 01, 2023	773,288	2,287,180	78,000	3,138,468
Acquisitions during the year	-	508,172	-	508,172
Disposals during the year	-	256	-	256
Balance as of March 31, 2024	773,288	2,795,096	78,000	3,646,384
Acquisitions during the year	-	466,678	-	466,678
Disposals during the year	-	50,968	-	50,968
Balance as of March 31, 2025	773,288	3,210,806	78,000	4,062,094

(B) Accumulated depreciation
Balance as of April 01, 2023	682,497	1,786,681	46,602	2,515,780
Amortization for the year	89,216	396,530	3,150	488,896
Disposals during the year		154		154
Balance as of March 31, 2024	771,713	2,183,057	49,752	3,004,522
Amortization for the year	1,400	401,630	3,150	406,180
Disposals during the year	-	45,481	-	45,481
Balance as of March 31, 2025	773,113	2,539,206	52,902	3,365,221

(C) Carrying amounts
As of April 01, 2023	90,791	500,499	31,398	622,688
As of March 31, 2024	1,575	612,039	28,248	641,862
As of March 31, 2025	175	671,600	25,098	696,873

Intangible assets that were fully impaired / amortised were removed from the block.

Capital commitments

The Company had not committed to spend any amount under agreements to purchase intangible assets during the year ending March 31, 2025 and 2024.

7.	Right of use assets

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2025:

		Category of ROU asset
Particulars	Land	Building	P&M	IRU	Total
Balance as of April 1, 2024	3,671,722	2,540,980	244,011	800,979	7,257,692
Additions	784,833	399,960	977,607	529,475	2,691,875
Adjustments	(91,973)	(258,340)	-	-	(350,313)
Depreciation	(51,238)	(392,595)	(1,85,881)	(1,47,802)	(777,516)
Balance as of March 31, 2025	4,313,344	2,290,005	1,035,737	1,182,652	8,821,738

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2024:

		Category of ROU asset
Particulars	Land	Building	P&M	IRU	Total
Balance as of April 1, 2023	2,850,345	1,927,648	349,874	561,556	5,689,423
Additions	861,343	1,017,867	26,940	387,074	2,293,224
Adjustments	-	(8,775)	(10,739)	-	(19,514)
Depreciation	(39,966)	(395,760)	(122,064)	(1,47,651)	(705,441)
Balance as of March 31, 2024	3,671,722	2,540,980	244,011	800,979	7,257,692

Particulars	March 31, 2025	March 31, 2024
Current lease liabilities	193,310	379,851
Non-current lease liabilities	3,616,928	2,662,988
Total	3,810,238	3,042,839

The following is the movement in lease liabilities during the Year ended

Particulars	March 31, 2025	March 31, 2024
Balance as of April 1,	3,042,839	2,451,179
Additions	1,377,567	993,651
Finance cost accrued during the period	298,696	253,316
Deletions	(350,244)	(19,503)
Payment of lease liabilities	(559,183)	(633,420)
Fair value adjustment	(837)	(3,813)
Translation difference	1,400	1,429
Balance as of March 31,	3,810,238	3,042,839

The table below provides details regarding the contractual maturities of lease liabilities as of March 31, 2025 and March 31, 2024 on an undiscounted basis (including finance expenses):

Particulars	March 31, 2025	March 31, 2024
Less than one year	6,89,151	587,695
One to five years	2,379,436	1,304,681
More than five years	7,473,255	6,696,273
Total	10,541,842	8,588,649

8.	Cash and cash equivalents

Cash and cash equivalents as per consolidated statement of financial position, as of March 31, 2025 amounted to ₹
4,997,210
(March 31, 2024: ₹
4,105,489 and
March 31, 2023: ₹
3,650,446)
. This excludes cash-restricted of ₹ 453,800 (March 31, 2024: ₹ 440,445 and March 31, 2023: ₹ 1,194,787), representing deposits held under lien against working capital facilities availed and bank guarantees given by the Group towards future performance obligations
.

(a) Restricted cash

	March 31, 2025	March 31, 2024	March 31, 2023
Current
Bank deposits held under lien against borrowings / guarantees from banks / Government authorities	453,800	440,445	1,194,787
Total restricted cash	453,800	440,445	1,194,787
(b) Non restricted cash
Current
Cash and bank balances	4,997,210	4,105,489	3,650,446
Other bank deposits (maturity period more than 3 months)	1,306,816	1,288,700	-
Total Non restricted cash	6,304,026	5,394,189	3,650,446
Total cash (a+b)	6,757,826	5,834,634	4,845,233
Bank overdraft used for cash management purposes	(326,327)	(486,888)	(951,504)
Bank deposits held under lien against borrowings / guarantees from banks / Government authorities	(453,800)	(440,445)	(1,194,787)
Other bank deposits (maturity period more than 3 months)	(1,306,816)	(1,288,700)	-
Cash and cash equivalents for the statement of cash flows	4,670,883	3,618,601	2,698,942

9.	Contract balances
The following table provides information about receivables, contract assets and contract liabilities from the contracts with the customers

Particulars	March 31, 2025	March 31, 2024
Trade Receivables	10,892,452	10,155,223
Contract Assets – Unbilled Revenue	24,063	26,536
Contract liabilities – Deferred Income
Current contract liabilities	2,822,787	2,083,932
Non-current contract liabilities	3,289,882	3,053,428
Total Contract liabilities – Deferred Income	6,112,969	5,137,360

The following table provides the significant changes in contract assets (unbilled revenue) for the year ended March 31, 2025 and March 31, 2024:

Particulars	For the Year ended March 31, 2025	For the Year ended March 31, 2024
Balance as at April 1	26,536	52,581
Transfers from unbilled revenue recognised at the beginning of the year to receivables	26,536	52,581

The /following table provides the significant changes in contract liabilities (Deferred Income) for the year ended March 31, 2025 and March 31, 2024:

Particulars	For the Year ended March 31, 2025	For the Year ended March 31, 2024
Balance as at April 1	5,137,360	4,296,441
Revenue recognised that was included in deferred revenue at the beginning of the year	(2,141,581)	(1,183,207)

Contract Cost and Amortization

Costs to fulfil customer contracts are deferred and amortized over the contract period. For the year ended March 31, 2025 the Company has capitalised
₹
22,692 (March 31, 2024:
₹
23,763) and amortised
₹
52,800 (March 31, 2024:
₹
37,084). There was no impairment loss in relation to the capitalised cost.

Incremental costs of obtaining a contract are recognized as assets and amortized over the contract period. The Company recognizes incremental cost of obtaining a contract as an expense when incurred if the amortisation period of the asset that the entity otherwise would have recognized is one year or less
.

10.	Other assets

Non-current	March 31, 2025	March 31, 2024
Other deposits and receivables	5,554,925	4,256,687
	5,554,925	4,256,687

Financial assets included in other assets	2,393,363	2,004,216

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

Recognized deferred tax assets / (liabilities)		Assets / (liabilities)
	March 31, 2025	March 31, 2024
Deductible temporary difference
Property, Plant and Equipment	1,095,479	974,835
Lease obligations on right of use assets	184,408	181,500
Provision for employee benefits	52,635	48,879
Accounts receivable	145,831	131,197
Payment to the MSME Vendors	10,934	10,934
Provision for Doubtful Advances	22,819	22,819
	1,512,106	1,370,164
Taxable temporary difference
Intangible assets	(86,529)	(144,273)
Finance Lease obligations	(28,456)	(28,571)
	(114,985)	(172,844)

Net deferred tax asset (liability) recognized in Balance Sheet	1,397,121	1,197,320

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

Movement in temporary differences during the year

	Balance as of March 31, 2023	Recognized in income statement	Recognized in Equity / Balance sheet	Balance as of March 31, 2024	Recognized in income statement	Recognized in Equity / Balance sheet	Balance as of March 31, 2025
Property, plant and equipment	714,742	260,093	-	974,835	120,644		1,095,479
Intangible assets	(133,829)	(10,444)	-	(144,273)	57,744		(86,529)
Lease obligations on right of use assets	147,614	33,886	-	181,500	2,908		184,408
Finance Lease obligations	(34,145)	5,574	-	(28,571)	115		(28,456)

Payment to MSME Vendors		10,934	-	10,934	-		10,934
Provision for employee benefits	45,421	3,458	-	48,879	3,756		52,635
Accounts receivable	104,658	26,539	-	131,197	14,634		145,831
Provision for	-			-			-
Doubtful Advances	21,177	1,642	-	22,819	-		22,819

Unrecognized deferred tax assets / (liabilities)

	As of March 31, 2025	As of March 31, 2024
Deductible temporary differences	-	-
Unrecognized tax losses	-	262,600
	-	262,600

Considering the probability of availability of future taxable profits in the period in which tax losses expire, deferred tax assets have not been recognized in respect of tax losses carried forward by the Group. The above tax losses expire at various years.

Income tax expense recognized in profit or loss
	March 31, 2025	March 31, 2024	March 31, 2023
Current tax expense / (benefit)
Current period	698,346	514,847	525,942

Deferred tax expense / (benefit)
Origination and reversal of temporary differences	(199,800)	(331,747)	(179,443)

Total income tax expense / (benefit)	498,546	183,100	346,499

There are no income taxes directly recognized in other comprehensive income.

Reconciliation of effective tax rate

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before taxes is summarized below:
	Year ended March 31, 2025	Year ended March 31, 2024	Year ended March 31, 2023
Profit/(Loss) before income taxes	(286,412)	352,039	1,021,021
Enacted tax rates in India	25.17%	25.17%	25.17%
Computed expected tax expense / (benefit)	(72,090)	88,608	256,991
Effect of:
Recognition of previously unrecognised deferred tax asset on temporary differences	-	(1,735)	(42,500)
Difference on account differential tax rates in different jurisdictions	49,300	(22,852)	18,519
Effect of Unrecognised business loss including reversal of previously recognised DTA on business loss	382,637	157,100	105,500
Expenses/income not taxable
Effect of expenses that are not deductible in determining taxable profit	32,500	26,963	1,700
Utilisation of previously unrecognised temporary differences	57,600	-	-
Permanent difference on account of coupon charges on CCDs	-	(30,205)	43
Others	48,599	(34,779)	6,246
	498,546	183,100	346,499

12.	Inventories

	March 31, 2025	March 31, 2024
Trade inventories*	3,959,492	3,393,317
	3,959,492	3,393,317

*	Includes project inventory of ₹3,659,693 (previous year: ₹ 3,034,240)

13.	Trade and other receivables

Trade and other receivables comprise:

	March 31, 2025	March 31, 2024
(i) Trade receivables, net (refer Note (i) below)	10,892,452	10,155,223
(ii) Other receivables including deposits (refer Note (ii) below)	3,951,469	3,947,962
(iii) Contract related accruals	-	-
	14,843,921	14,103,185

(i)
Trade receivables as of March 31, 2025 and March 31, 2024 are stated net of allowance for doubtful receivables.  The Group maintains an allowance for doubtful receivables based on expected credit loss model. The Group’s exposure to credit and currency risks and impairment losses related to trade and other receivables, excluding construction work in progress is disclosed in note 34. Trade receivables consist of:

	March 31, 2025	March 31, 2024
Trade receivables from related parties	-	-
Other trade receivables	11,549,909	10,734,773
	11,549,909	10,734,773
Less: Allowance for doubtful receivables	(657,457)	(579,550)
Balance at the end of the year	10,892,452	10,155,223

The activity in the allowance for doubtful accounts receivable is given below:
	March 31, 2025	March 31, 2024
Balance at the beginning of the year	579,550	480,403
Add : Additional provision, net	194,814	265,000
Less : Bad debts written off	(116,907)	(165,853)
Balance at the end of the year	657,457	579,550

(ii)	Other receivables comprise of the following items:

	March 31, 2025	March 31, 2024
Advances and other deposits (Refer Note (a) below)	2,469,496	1,793,841
Withholding taxes (Refer Note (b) below)	1,481,973	2,154,121
	3,951,469	3,947,962
Financial assets included in other receivables	316,403	157,779

Notes:

a)	Advances and other deposits primarily comprise of receivables in the form of deposits, sales tax/VAT, service tax, GST and other advances given in the ordinary course of business.

b)
Includes withholding taxes recoverable from the Department of Income-tax for which the Company has filed tax returns for refund. The Company expects to realize such refund of withholding taxes within the next 12 months.

14.	Prepayments for current assets

Prepayments for current assets comprise of the following:

	March 31, 2025	March 31, 2024
Prepayments for purchase of bandwidth	174,152	139,139
Prepayments - others	657,650	546,390
	831,802	685,529

15.	Other investments

Other Investments comprise investment in unquoted equity instruments classified as financial assets at FVTOCI and investment in unquoted debt securities classified as financial assets at amortised cost. The details of such investments are given below:

	March 31, 2025	March 31, 2024
Investment in equity instruments – unquoted
Investment in equity shares of Vashi Railway Station Commercial Complex Limited	150	150
Investment in equity shares of Sarayu Clean Gen Private Limited	1,560	1,560
Investment in The Gizmo App Company	21,395	20,843
Investment in Tasoula Energy Private Limited	225,000	225,000
Investment in Padvest Corporation	4,279	4,168
Investment in Digifresh Corporation	17,116	16,640
Investment in VEH Srishti Energy Private Limited	375,300	375,300
Investment in Chatter Inc	12,837	12,506
Investment in Passerine technologies Inc	17,116	16,675
Investment in Cloudfabrix Software Inc	128,372	125,061
Investment in Sylvie Unlimited Inc	12,837	12,506
Investment in Sunsure Solarpark Eighteen	9,974
Investment in debt securities – unquoted
Investment in Elevo Corporation(Erstwhile Attala Systems Corporation)	403,872	393,453
	1,229,808	1,203,862

16.	Equity

No of shares

	March 31, 2025	March 31, 2024
Issued as of April 01	183,332,460	182,835,369
Issued for cash	249,998,963	-
Exercise of share options	770,976	497,091
Issued as of March 31	434,102,399	183,332,460
Value (₹) (‘000)	4,353,846	1,846,146

In fiscal 2015, the authorized share capital of the Group was enhanced by an amount of ₹ 189,000. Subsequently the authorized share capital was increased to ₹ 2,040,000 divided into 204,000,000 Equity Shares, having a par value of ₹ 10 per share. Subsequently the authorized share capital was increased to 750,000,000 Equity Shares, having a par value ₹ 10 per share and 250,000,000 Preference Shares, having a par value ₹ 10 per share. The holders of ordinary shares are entitled to receive dividends from time to time and are entitled to vote at meetings of the Group.
Equity shares carry voting rights proportionate to the paid-up value per share. In the event of liquidation of the Group, holders of the equity shares are entitled to be repaid the amounts credited as paid up on those equity shares. All surplus assets after settlement of liabilities as at the commencement of winding-up shall be paid to the holders of equity shares in proportion to their shareholdings. The above payment is subject to the rights of creditors, employees, taxes, if any, and any other sums as may be prescribed under the Companies Act, 2013.

All shares rank equally with regard to Group’s residual assets. During FY 2024-25, the Group has issued and allotted 249,998,963 Equity Shares and Equity Shares represented by American Depositary Shares (ADS) having a face value of ₹10 each on rights issue basis.
 Of the total equity shares, 104,303,049 shares are represented by American Depositary Shares (ADS).

The directors have not recommended any dividend for paid up Equity Share of ₹ 10 each for the year 2024-25 (2023-24: ₹ Nil).

Also refer to note 35 – Issue of share on private basis to existing promoter group and Note 27 – Share-based payment

16A.	Compulsorily Convertible debentures:

	March 31, 2025	March 31, 2024

Compulsorily convertible Debentures issued to Kotak Data Center Fund	3,405,833	2,723,924
	3,405,833	2,723,924

In the 2023-24 fiscal year, Kotak Data Center Fund (KDCF) subscribed to 48,000,000 (Four crore and Eighty Lacs only) Series 4 Compulsorily Convertible Debentures (CCDs) with face value of INR 100 each amounting to ₹ 4,800 millions ("series 4 CCD").

In the 2023-24 fiscal year, Kotak Data Center Fund (KDCF) subscribed to 12,000,000 (One crore and Twenty Lacs only) Series 5 Compulsorily Convertible Debentures (CCDs) with face value of INR 100 each amounting to ₹ 1,800 millions ("series 5 CCD").

Conversion ratio was fixed for Series 4 and Series 5 CCDs pursuant to the formula provided in the DSA dated July 20, 2023.

Share based payment reserve

Share based payment reserve represents the stock compensation expense recognized in the statement of changes in equity.

Share Premium

Share Premium used to record the premium on issue of shares. The reserve is utilized in accordance with the provisions of the Companies Act, 2013.

Accumulated deficit

Accumulated deficit represent the amount of accumulated loss of the Group.

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

17.	Employee benefits *

	March 31, 2025	March 31, 2024	March 31, 2023
Gratuity payable	47,201	25,132	27,733
Compensated absences	153,670	134,817	102,170
	200,871	159,949	129,903
*Represents provision based on Actuarial Valuation.

Gratuity cost

The components of gratuity costs recognized in the consolidated income statement for the years ending March 31, 2025, 2024, and March 31, 2023 consist of the following:

	March 31, 2025	March 31, 2024	March 31, 2023
Service cost	69,828	62,318	47,050
Interest cost	27,329	21,854	13,926
Interest income	(25,511)	(20,157)	(8,788)
	71,646	64,015	52,188

Details of employee benefit obligation and plan asset are as follows:

	March 31, 2025	March 31, 2024
Projected benefit obligation at the end of the year	445,864	382,492
Plan assets at the end of the year	(398,663)	(357,360)
Funded status amount of liability recognised in the Balance Sheet	47,201	25,132

The following table set out the status of the gratuity plan:

Change in defined benefit obligation	March 31, 2025	March 31, 2024	March 31, 2023
Projected benefit obligation at the beginning of the year	382,492	298,903	216,006
Service cost	69,828	62,318	47,050
Interest cost	27,329	21,854	13,926
Remeasurements - Actuarial (gain) / loss	7,836	21,184	47,703
Benefits paid	(41,621)	(21,767)	(25,782)
Projected benefit obligation at the end of the year	445,864	382,492	298,903

Change in plan assets	March 31, 2025	March 31, 2024	March 31, 2023
Fair value of plan assets at the beginning of the year	357,360	271,170	138,180
Interest income	25,511	20,157	8,788
Employer contributions	52,884	86,289	157,682
Benefits paid	(41,621)	(21,767)	(25,342)
Return on plan assets, excluding amount recognised in net interest expense	4,529	1,511	(8,138)
Fair value of plan assets at the end of the year	398,663	357,360	271,170

Actual return on plan assets	30,040	21,668	650

Actuarial assumptions at end of the year
:

The principal actuarial assumptions as on March 31, 2025, 2024, and 2023 were as follows:

	March 31, 2025		March 31, 2024		March 31, 2023
Discount rate	6.65	% p.a.	7.15	% p.a.	7.30	% p.a.
Expected long term rate of return on plan assets	8%		8%		8%
Average future working lifetime	21.67 years		21.46 years		21.68 years

Discount rate:
The discount rate is based on prevailing market yields of Indian Government securities as at the end of the year for the estimated term of the obligations
.

Long term rate of compensation increase:
The estimates of future salary increase considered take into account inflation, seniority, promotion and other factors.

Expected long term rate of return on plan assets:
This is based on the average long-term rate of return expected on investments of the fund during the estimated term of the obligations.

Salary escalation rate: The estimates of future salary increases considered take into account the inflation, seniority, promotion and other relevant factors.

Assumptions regarding future mortality are based on published statistics and mortality tables.

The Group assesses these assumptions with the projected long-term plans of growth and prevalent industry standards.

Contributions
: The Group expects to contribute ₹119,640 to its gratuity fund during the year ending March 31, 2026.

The expected benefit payments to be made in the next few years are as under:

Year	March 31, 2025	March 31, 2024
1 Year	79,980	72,898
2 to 5 years	276,238	237,283
6 to 10 years	176,697	157,127
More than 10 years	97,318	86,437

Plan assets:
The Gratuity plan’s weighted-average asset allocation on March 31, 2025 and March 31, 2024, by asset category is as follows:

	March 31, 2025	March 31, 20 24
Funds managed by insurers	100%	100%

Remeasurements of the net defined benefit liability recognized in other comprehensive income

Amount recognized in other comprehensive income for the years ending March 31, 2025, 2024, and 2023 are as follows:

	March 31, 2025	March 31, 2024	March 31, 2023
Remeasurements of the net defined benefit liability
Actuarial (gain)/loss
- Change in demographic assumptions	-	-	(4,966)
- change in financial assumptions	9,945	2,556	24,823
- experience variance	(2,109)	18,628	27,747
- return on plan assets, excluding amounts recognized in net interest expense/ income	(4,529)	(1,511)	8,179
	3,307	19,673	55,783

Sensitivity Analysis of significant actuarial assumption

Sensitivity analysis for the defined benefit obligations will increase/ decrease by the amounts mentioned below if there is a variation of 100 basis points in the discount rate and salary escalation rate.

	Discount rate		Salary escalation rate
	Decrease by 100 bps (₹ ‘000s)	Increase by 100 bps (₹ ‘000s)	Decrease by 100 bps (₹ ‘000s)	Increase by 100 bps (₹ ‘000s)
Present Value of Defined Benefit Obligation	467,022	426,387	428,561	463,976

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

Contributions to defined contribution plans

In accordance with Indian law, all employees receive benefits from a provident fund, which is a defined contribution plan.  Both the employee and employer make monthly contributions to the plan, each equal to a specified percentage of employee’s basic salary. The Group has no further obligations under the plan beyond its monthly contributions. The Group contributed ₹ 275,316, ₹ 244,403 and ₹ 194,451 for the years ended March 31, 2025, 202
4
 and 20
23
. The Group has contributed to 401(K) plans on behalf of eligible employees amounting to ₹ 18,559 (March 31, 20
24
: ₹ 19,912) during the year ended March 31, 2025.

18.	Other liabilities

	March 31, 2025	March 31, 2024
Other liabilities	51,842	53,945
	51,842	53,945
Financial liabilities included in other liabilities	15,832	17,945

19.	Borrowings

	March 31, 2025	March 31, 2024
Current
Term bank loans (Refer note (a) to (d) below)	2,632,486	2,818,144
Other working capital facilities (Refer note (i) to (o) below)	3,142,450	2,899,996
Borrowings from others (Refer note (e), (g), (h) & (p) below)	1,373,974	946,945
	7,148,910	6,665,085
Non current
Term bank loans (Refer note (a) to (d) below)	17,649,585	13,076,474
Borrowings from others (Refer note (e), (g), (h) & (p) below)	10,575,386	10,273,389
	28,224,971	23,349,863

(a) Of the above, facilities amounting to ₹ 17,505 million (previous year: ₹ 13,838 million) by the Company is primarily secured by way of pari-passu charge on the project receivables and charge on movable fixed assets disbursed for specific DC Project.  Of the above, facilities amounting to ₹ 2,500 million (previous year: ₹ Nil million) has been utilised for part-refinancing of existing Term Debt for Specific DC Project on April 02, 2025.

(b) Of total term loan balance ₹ 2,183 million (previous year: ₹ 1,626 million) are primarily secured by exclusive charge on identifiable movable fixed assets. Of the total term loan balance, an amount of ₹ 900 million (previous year: ₹ 1200 million)
are primarily secured by exclusive charge on identifiable movable fixed assets with Second pari-passu charge on entire current assets of the Borrower, including trade/ bills receivables, book debts, etc. both present & future, excluding the Cash margin lien marked or Current Assets specifically funded by other lenders.

(c) During the 2020-2021 fiscal year, the Company entered into an External Commercial Borrowing (ECB) facility agreement for $5 million. The Company drew down $5 million out of the loan during the 2020-2021 fiscal year and repaid: $ 0.5 million in the 2021-2022 fiscal year, $ 1 million in the 2022-2023 fiscal year, $ 1 million in the 2023-2024 fiscal year and $ 1 million in the 2024-2025 fiscal year. The Company also entered into a currency swap agreement (from USD to INR) to fully hedge foreign currency exposure towards principal repayment and interest rate swap from floating to fixed in order to hedge exposure to interest rate risks
.

(d) The term loans bear interest rate ranging from 9.00% to 10.50% repayable in quarterly instalments within a tenor of 3 to 6 years after moratorium period ranging from 6 months to 1 year in certain cases.

(e) Listed Non-Convertible Debentures (NCD) facility issued for re-financing the existing debt for specific Data Centre Towers amounting to ₹ 2,500 Million (March 31, 2024: ₹
NIL
million) by the Company is primarily secured by way of pari-passu charge on the project Receivables and charge on movable fixed assets.

(f) The Company has adjusted the processing charges paid with respect to borrowings from borrowings from banks ₹ 293 million (Previous year ₹ 162 million).

(g) Compulsorily Convertible Debentures

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

The Company fixed the conversion ratio for the Series 1 and Series 2 CCDs subscribed by KSSF pursuant to the formula provided in the DSA.

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

The Series 4 and Series 5 CCDs conversion ratio was fixed

pursuant to the formula provided in the DSA.

The Series 4 CCDs and Series 5 CCDs carry a coupon rate of 6% per annum, payable half-yearly. The Series 4 CCDs and Series 5 CCDs shall be fully, mandatorily and compulsorily converted into equity shares by March 31, 2033, as provided for in the Second DSA.

The Series 4 CCDs and Series 5 CCDs are secured by a secondary charge over identified movable assets of Data Center facility.

(h). These bear interest rate ranging from 0% to 9.56% (Previous Year: 0% to 9.90%) and repayable over a period of 12 to 60 months on equated monthly / quarterly instalments (primarily taken from NBFC’s).

(i). Of the above, facilities amounting to ₹ 2,190 million (Previous Year : ₹ 1,845 million), availed by the Company are primarily secured by way of pari-passu charge on the entire current assets of the Company and collaterally by way of pari-passu charge on the unencumbered movable fixed assets of the Company, both present and future.

(j). The above facilities amounting to ₹ 1,164 million (previous year ₹ 1,067
m
illion), availed by the Company are primarily secured by way of pari-passu charge on the entire current assets of the Company to all working capital bankers under consortium.

(k). The above facilities amounting to ₹ Nil
m
illion (previous year ₹ 279
m
illion), availed by the Company are primarily secured by way of pari-passu charge on the entire current assets of the Company to all working capital bankers under consortium.

(l). In addition to the above, out of these loans repayable on demand from banks,

(i) exposure amounting to ₹ 709
m
illion (previous year ₹ 550
m
illion) is  secured collaterally by way of equitable mortgage over the properties at Tidel Park, Chennai, Vile Parle at Mumbai.

(ii) exposure amounting to ₹ 386
m
illion (previous year ₹ 300
m
illion) is collaterally secured by equitable mortgage over the land and building at Noida and also covered by WDV of specific movable fixed assets funded out of their Term loan (since closed) at Noida DC, Uttar Pradesh.

(iii) the exposure amounting to  ₹ 1,707
m
illion (previous year ₹ 426
m
illion) is collaterally secured by equitable mortgage over the Vashi 5th floor property at Mumbai.

(m). These working capital facilities bear interest ranging from 8.10% p.a. to 8.95%
 p.a
. (Previous year: 7.60% p.a. to 9.30% p.a.) and these facilities are subject to renewal annually.

(n). The loans in the nature of Buyers Credit bear interest rate 5.98%
 p.a
.
to 7.08%
 p.a
.
(previous year 2.97%
 p.a
.
to 6.23%
 p.a
.
).

(o). The Company has adjusted the processing charges paid with respect to borrowings from borrowings from banks ₹ 92 million (Previous year ₹ 65 million).

(p). During the FY 2020-21, Print house (India) Pvt Ltd had issued 9% Cumulative
Non-Convertible Redeemable Preference Shares to Raju Vegesna Infotech & Industries Pvt Ltd., on private placement basis amounting to ₹ 500 million. The Preference share capital are redeemable at par value at maturity, i.e. 20 years from the date of allotment. During the previous year, the terms of the Preference Shares were changed to 6% Non-Cumulative compulsorily convertible preference shares.
 During the year 2024-25, these shares were transferred from RVIPL to Sify Technologies Limited.

20.	Trade and other payables

	March 31, 2025	March 31, 2024
Trade payables	12,158,048	10,339,550
Advance from customers	2,454,445	1,804,812
Accrued expenses	2,040,981	1,595,074
Other payables	518,008	273,337
	17,171,482	14,012,773

Financial liabilities included in trade and other payables	14,326,158	11,934,100

21.

Deferred income

	March 31, 2025	March 31, 2024
Contract liabilities
Current	2,822,787	2,083,932
Non - current	3,289,882	3,053,428

	6,112,669	5,137,360

22.	Revenue

	Year ended
	March 31, 2025	March 31, 2024	March 31, 2023
Rendering of services
Service revenue	33,741,402	32,097,915	29,967,698
Installation service revenue	3,401,063	1,852,511	482,246
	37,142,465	33,950,426	30,449,944
Sale of products	2,743,115	1,683,496	2,953,782
	39,885,580	35,633,922	33,403,726

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

The following table provides revenue expected to be recognized in the future related to performance obligation that are unsatisfied (or partially satisfied) at the reporting date:

To be recognized	Amount
Within one year	2,822,669
One to three years	1,860,900
Three years or more	1,429,100

24.	Cost of sales

Cost of sales information
is presented before any depreciation or amortization that is direct and attributable to revenue sources. The Group’s asset base deployed in the business is not easily split into a component that is directly attributable to a business and a component that is common / indirect to all the businesses.
 The major items of cost of sales are as follows:

	Year ended
	March 31, 2025	March 31, 2024	March 31, 2023

Personnel expenses	2,873,767	2,859,329	2,407,234
Network Costs	9,031,884	7,869,407	6,837,956
Cost of Hardware / Software	4,418,906	4,326,509	5,134,730
Power Costs	5,592,613	4,623,020	4,283,215
	21,917,170	19,678,265	18,663,135

25.	Selling, general and administrative expenses

	Year ended
	March 31, 2025	March 31, 2024	March 31, 2023

Personnel expenses	2,817,045	2,453,125	2,041,003
Marketing and promotion expenses	109,242	116,618	256,688
Administrative and other expenses#	4,516,074	3,892,326	3,431,005
	7,442,361	6,462,069	5,728,696
# Includes
Repairs and Maintenance	1,815,520	1,543,058	1,421,441
Provision for Doubtful Debts	194,814	265,000	371,890
Rates and Taxes	224,219	112,815	92,360
Travelling Expenses	237,951	227,437	182,962
Legal and Professional	228,355	330,160	216,937
Insurance	196,231	157,724	119,763
Rent	312,468	174,921	213,691
	3,209,558	2,811,115	2,619,044

26.	Personnel expenses

	Year ended
	March 31, 2025	March 31, 2024	March 31, 2023
Salaries and wages	5,245,215	4,907,965	4,122,783
Contribution to provident fund and other funds	363,264	327,117	258,655
Staff welfare expenses	80,453	70,498	50,305
Employee stock compensation expense	1,880	6,874	16,494
	5,690,812	5,312,454	4,448,237
Attributable to cost of sales	2,873,767	2,859,329	2,407,234
Attributable to Selling and marketing expenses	57,966	42,016	30,320
Attributable to general and administrative expenses	2,759,079	2,411,109	2,010,683

27.	Share-based payments

The Group had issued stock options under Associate Stock Option Plan (ASOP) 1999, ASOP 2000, ASOP 2002, ASOP 2005, ASOP 2007 and ASOP 2014.  The Compensation Committee grants the options on the basis of performance, criticality and potential of the employees as identified by the management. Each option entitles the holder to purchase one American Depository Share (ADS) at an exercise price determined by the Compensation committee on the date of the grant. There are no options outstanding in respect of ASOP 1999, ASOP 2000, ASOP 2002, ASOP 2005 and ASOP 2007 as of March 31, 2025. The plan details of ASOP 2014 are as follows:

Associate Stock Option Plan 2014

During July 2014, the shareholders of the Company approved a new scheme for allotment of shares to employees i.e. Associate Stock Option Plan 2014. 2,50,00,000 shares are reserved for this plan. Consequently 58,70,800 options were granted to the employees on January 20, 2015. The Company has granted an additional 25,000, 1,95,000, 4,65,000, 72,20,000. 3,35,000, 1,50,000, 5,25,000 and 1,84,300 options to employees during the year 2022-23, 2021-22, 2020-21, 2019-20, 2018-19, 2017-18, 2016-17 and 2015-16 respectively.

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

As the number of stock options and the price of those options were made known to each allottee, the Plan has been considered as a fixed price grant. Stock option activity under the ASOP 2014 Plan is as follows:

	Number of options	Weighted average exercise price in ₹	Number of options	Weighted average exercise price in ₹	Number of options	Weighted average exercise price in ₹
No. of options granted, exercised and forfeited	2025	2025	2024	2024	2023	2023
Outstanding at the beginning of the year	6,329,187	90.12	6,972,978	92.60	7,232,978	87.82
Granted during the year	8,630,671	60.06	-	-	25,000	135.13
Forfeited during the year	(1,426,246)	60.06	(146,700)	90.12	(192,000)	89.64
Expired during the year	(11,420,954)	90.12	-	-	-	-
Exercised during the year	(770,976)	60.06	(497,091)	90.12	(93,000)	92.60
Outstanding at the end of the year	1,341,682	60.06	6,329,187	90.12	6,972,978	92.60
Exercisable at the end of the year	1,043,802	60.06	5,183,587	90.12	5,584,478	92.60

*
During the year there was a ratio change from the current ratio, where one (1) ADS represents one (1) equity share, to a new ratio, where one (1) ADS represents six (6) equity shares, with no change to the Company’s equity shares with effect from October 4, 2024.Outstanding options after ratio change is 223,606 at the end of March 31, 2025 out of which exercisable is 173,967 Options.

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

A summary of information about fixed price stock options outstanding with respect to ASOP 2014 is furnished below:

As at	Range of exercise price in ₹	Number outstanding on March 31	Weighted average exercise price in ₹	Weighted average remaining contractual life	Number exercisable on March 31	Weighted average exercise price In ₹
March 31, 2025	34.62 - 135.28	1,341,682	60.06	0.09-2.82 Years	1,043,802	60.06
March 31, 2024	66.60 - 230.97	6,329,187	90.12	0.05-3.82 Years	5,183,587	90.12

March 31, 2023	66.60 - 230.97	6,972,978	92.60	0.06-4.82 Years	5,584,478	92.60

28.	Financ e income and expense

	Year ended
	March 31, 2025	March 31, 2024	March 31, 2023
Finance income	12,632	108	10,291
Finance income	12,632	108	10,291
Interest expense on lease obligations	295,589	249,964	191,912
Interest expense on pension liabilities	1,805	1,995	4,938
Interest expense on borrowings	2,446,285	1,951,675	1,479,889
Finance expense	(2,743,679)	(2,203,634)	(1,676,739)
Net finance income / (expense) recognized in profit or loss	(2,731,047)	(2,203,526)	(1,666,448)

29.	Earnings per share

The calculation of basic earnings per share for the years ended March 31, 2025, 2024, and 2023 is based on the profit / (loss) attributable to ordinary shareholders of ₹(784,958), ₹168,939, and ₹674,522 respectively and a weighted average number of shares outstanding of 373,167,257, 183,033,950 and 182,803,189 respectively, calculated as follows
:

	Year ended
	March 31, 2025	March 31, 2024	March 31, 2023
Net profit/(loss) – as reported	(784,958)	168,939	674,522

Weighted average number of shares – basic	373,167,257	183,033,950	182,803,189
Basic earnings per share	(2.10)	0.92	3.69

Weighted average number of shares – diluted	373,605,546	185,198,369	185,672,592
Diluted earnings per share	(2.10)	0.91	3.64

Weighted average number of ordinary shares basic

	Year ended March 31,
	2025	2024	2023
Issued fully paid ordinary shares on April 01	183,332,460	182,835,369	182,742,369
Effect of shares issued on exercise of stock options	109,557	198,581	60,820
Effect of Rights issue	189,725,240	-	-
Weighted average number of equity shares and equivalent shares outstanding	373,167,257	183,033,950	182,803,189

Weighted average number of ordinary shares diluted

	Year ended March 31,
	2025	2024	2023
Weighted average number of ordinary shares (basic)	373,167,257	183,033,950	182,803,189
Effect of stock options (Note 1)	438,289	2,164,419	2,869,403
Weighted average number of equity shares outstanding (diluted)	373,605,546	185,198,369	185,672,592

Note 1: The Company has issued Associate Stock Options of which 1,341,682 (Previous year: 6,329,187) options are outstanding as at March 31, 2025. These could potentially dilute basic earnings per share in future. Refer Note (27).

30.	Segment reporting

The operating segments of the Group has been reclassified in the Financial Year with effect from April 1, 2021 pursuant to the business reorganization done in the 2020-21 through Business Transfer Agreement (BTA) dated January 28, 2021. Consequently, Group's operating segments are as follows:

a. Network services	Consists of domestic data, international data, wholesale voice

b. Data Center Services	Consists of co-location services, cross connects and other allied managed services

c. Digital Services	Consists of Cloud and Managed Services, Network Managed Services and Applications Integration Services

Network
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
:
The Group operates 14 Concurrently Maintainable Data Centers, of which seven are located in Mumbai (Bombay), two each at Noida (Delhi) and Chennai (Madras), one each at Bengaluru, Kolkata and Hyderabad to host mission-critical applications. The Group offers co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks or hire complete racks and even rent ‘secure cages’ at the hosting facility as per their application requirements. It also offers a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration and network configuration under this business line.

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

Online portals, such as
www.sify.com
with content on technology. The Group also offers value-added services to organizations such as website design, development, content management, digital certification services, Online assessment tools, search engine optimization, including domain name management, secure socket layer (SSL) certificate for websites, and server space in required operating system and database. It provides messaging and collaboration services and solutions such as e-mail servers, LAN mail solutions, anti-spam appliances, bulk mail services, instant messaging, and also offer solutions and services to enable data and access security over the Internet, Infrastructure-based services on demand, including on-line testing engine and network management. On-line testing services include test management software, required servers and proctored examination facilities at Sify’s franchisee points. On-line exam engine offered allows a secure and flexible way of conducting examinations involving a wide range of question patterns.

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

The Group’s operating segment information for the years ended March 31, 2025, 2024 and 2023 are presented below:

Year ended March 31, 2025

	Network- Connectivity Services	Data Center Services	Digital Services	Total
	(A)	(B)	(C )	(D) = (A)+(B)+(C)

External Customers	15,781,397	14,195,939	9,908,244	39,885,580
Intersegment Revenues	-	87,753	221,461	309,214
Operating expenses	(13,919,660)	(7,768,474)	(10,611,846)	(32,299,980)
Intersegment Expenses	(251,796)	-	(57,418)	(309,214)
Segment operating income / (loss)	1,609,941	6,515,218	(539,559)	7,585,600
Unallocated expenses:
Support Service Unit Costs				(59,723)
Depreciation and amortization				(5,633,054)
Other income / (expense), net				551,812
Finance income				12,632
Finance expenses				(2,743,679)
Profit / (loss) before tax				(286,412)
Income tax (expense) / benefit				(498,546)
Profit / (loss) for the year				(784,958)

Year ended March 31, 2024

	Network- Connectivity Services	Data Center Services	Digital Services	Total
	(A)	(B)	(C )	(D) = (A)+(B)+(C)

External Customers	14,661,136	11,053,956	9,918,830	35,633,922
Intersegment Revenues	-	87,753	221,461	309,214
Operating expenses	(12,319,398)	(6,425,331)	(10,104,912)	(28,849,641)
Intersegment Expenses	(251,796)	-	(57,418)	(309,214)
Segment operating income / (loss)	2,089,942	4,716,378	(22,039)	6,784,281
Unallocated expenses:
Support Service Unit Costs				9,571
Depreciation and amortization				(4,773,414)
Other income / (expense), net				535,127
Finance income				108
Finance expenses				(2,203,634)
Profit / (loss) before tax				352,039
Income tax (expense) / benefit				(183,100)
Profit / (loss) for the year				168,939

Year ended March 31, 2023

	Network- Connectivity Services	Data Center Services	Digital Services	Total
	(A)	(B)	(C )	(D) = (A)+(B)+(C)

External Customers	13,290,510	10,125,610	9,987,606	33,403,726
Intersegment Revenues	-	87,749	219,754	307,503
Operating expenses	(11,125,798)	(6,085,634)	(9,899,113)	(27,110,545)
Intersegment Expenses	(250,085)	-	(57,418)	(307,503)
Segment operating income / (loss)	1,914,627	4,127,725	250,829	6,293,181
Unallocated expenses:
Support Service Unit Costs				2,420
Depreciation and amortization				(3,971,865)
Other income / (expense), net				363,733
Finance income				10,291
Finance expenses				(1,676,739)
Profit / (loss) before tax				1,021,021
Income tax (expense) / benefit				(346,499)
Profit / (loss) for the year				674,522

Geographic segments

The Group has two geographic segments India and rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

Description	India	Rest of the world	Total
Revenues
Year ended March 31, 2025	36,849,680	3,035,900	39,885,580
Year ended March 31, 2024	33,304,005	2,329,917	35,633,922
Year ended March 31, 2023	27,349,352	6,054,374	33,403,726

The Group does not disclose information relating to non-current assets located in India and rest of the world as the necessary information is not available and the cost to develop it would be excessive.

During the year under review revenue from one customer of the Group's Data center services segment is ₹ 6,645 million which is more than 10% of the Group's total revenue.

31.	Contingencies

a)	Claims against the Group not acknowledged as debts include s demands from Indian Income Tax authorities for payment of tax amounting to ₹ Nil (previous year: ₹ Nil).

b)	Contingencies due to certain Service Tax claims as at March 31, 2025 amounted to ₹ 416 million (previous year: ₹ 416 million).

c)	Contingencies due to certain Sales Tax claims as at March 31, 2025 amounted to ₹ 12 million (previous year: ₹ 15 million)*.

d)	Contingencies due to certain Goods And Services Tax claims as at Mar 31, 2025 amounted to ₹ 1,131 million (Previous Year: ₹ 165 million) * .

e)
Contingencies due to certain Goods And Services Tax claims for which tax liability amounting to ₹ 41 million has been paid under amnesty scheme. The appeal has been withdrawn and application is submitted for settlement of dispute under amnesty scheme. Interest and penalty under dispute is ₹ 141million .

f)
The Group is subject to legal proceedings and claims which are arising in the ordinary course of business. The management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have material and adverse effect on the Group's results of operations or financial conditions.

*	Out of the above, an amount of ₹29 million has been paid under protest.

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

(iii)	at any time as required by KSSF prior to October 1, 2031.

Europe India Gateway:

The Group has entered into a contract with Emirates Integrated Telecom
 (“the Emirates”)
for the construction and supply of undersea cable capacity from the Europe India Gateway. As per the contract with Emirates, the Group is required to pay its share of decommissioning costs, if any, that may arise in the future. No provision has been made by the Group for such decommissioning costs as the amount of provision cannot be measured reliably as of March 31, 2025. The capacity under the mentioned facility would be upgraded over a period of time.

Legal proceedings:

a)	Proceedings before Department of Telecommunications

Adjusted Gross Revenue (AGR):

Sify Technologies Limited (Sify) is issued with UL License (non-access/non-mobile license) pursuant to which Sify provides ISP, NLD & ILD services to enterprise customer and continues to comply and pay a license fee on the licensed activities.

DOT demanded a license fee on the non-telecom business revenue on both mobile license holders and non-mobile license holders, including Sify. The demand made by DOT was challenged by mobile (access license) operator and the Supreme Court held that mobile operators have to pay the license fee on the gross revenue as they were using spectrum and had opted for migration package. The Supreme Court later clarified that this judgement was not applicable to non-access /non-mobile operators.

DOT had also issued a demand notice to Sify and to other non-mobile operators seeking to charge a license fee on the non-telecom revenue. Sify challenged the demands before Madras High Court in 2013 and the demands were stayed. Meanwhile one of the non-access and non- mobile license holder, similar to the license held by Sify, challenged the demand made by DOT before TDSAT, Delhi. TDSAT vide its Order dated February 28, 2022 quashed the demands made by DOT seeking license fee, interest on license fee, penalty and interest on penalty on the revenue accruing from other business revenue (i.e.non-telecom) other than the licensed based activities.

The Supreme Court had by its order dated June 10, 2020, accepted the stance of the DOT that the licenses of PSUs are different and the judgement of October 24, 2019 could not be made the basis for raising demands against PSUs as they are not in the actual business of providing Mobile Services to the General Public. Sify also has licenses similar to PSU. Meanwhile DOT withdrew the demands against public sector undertakings having similar licenses and filed an affidavit before Hon’ble Supreme Court.

DOT issued a demand notice on August 22, 2013 to the Company demanding license fee on the non-telecom revenue against which the Company filed petitions before Hon’ble Madras High Court. After finally hearing the parties, the Hon’ble Madras High Court vide its judgement dated April 30, 2024 quashed the 18 demands made by DOT and held that DOT cannot claim license fee on the non-telecom revenue.

DOT has appealed before the Madras High Court challenging the judgement dated April 30, 2024
 w
hich is now pending for adjudication.

License fee on Pure Internet:

DOT migrated the licenses of few service providers, whole licenses expired in 2013 to UL regime and demanded license fee on pure Internet only from those migrated service providers without providing level playing field on pure internet services. However, the Company through Internet Service Providers Association of India (ISPAI) challenged the said condition before TDSAT. TDSAT by its order dated October 18, 2019 set aside the demand made by the DOT and held that license fee is not chargeable on the Internet Service Providers. DOT has filed appeal before Supreme Court and the appeal is pending for final hearing.

Subsequently DOT notified level playing field for all the telecom licensed operator and accordingly the company has started paying AGR on pure internet effective as of April 1, 2022 pursuant to the notification issued by DOT.

Online Exam case:

The Company has been conducting Online examination for more than a decade using its platform (I-Test) and delivered large volume online examinations for several reputed clients including Staff Selection Commission (customer), and is certified on quality and security for CMMI Level 5 and CERT-in. After technical evaluation, the company was awarded a contract dated April 12, 2016 for a period of two years and accordingly Sify had successfully conducted 15 such Pan India online examination under the supervision of its customer for more than
20 million applied candidates with 40,000
unique questions. In one of the combined group level examinations dated February 21, 2018, screenshots of a few of the questions appeared on social media. The Company immediately brought this to the notice of the Chairman of the customer and the said question paper was cancelled and the candidates were asked to redo the examination with a different set of question paper within couple of hours. Further at the request of customer, re-examination was also conducted after a couple of weeks. Hence there was no damage to the sanctity of the examination as immediate action was taken jointly by the Company and customer. However, some parties had provoked candidates and continued to claim that the question paper was leaked and insisted that the customer cancel the entire examination process. As few candidates continued to protest, the Government of India directed the investigating authority to conduct an enquiry into the allegations. Public Interest Litigation (“PIL”) was also filed before Hon’ble Court for cancellation of the examination process. However, the Hon’ble court appointed a high level technical committee to conduct enquiry and submit the report the Court.

A detailed report was submitted by the Committee and Investigating team before the Hon’ble Court, holding that there was no evidence showing that the examination process was tainted and hence PIL stood dismissed. And accordingly, SSC also released all the payments to Sify for the examination. In 2018, the investigating authority also filed its final report stating that one of the candidate along with her husband engaged in malpractice with a sole intention to cancel the examinations uploaded few questions in the social media. There was no allegations against Sify or its employee. After 4 years, to utter shock and surprise, the investigating authority chose to file 3 additional supplementary chargesheet naming the Company and one of its employee for not following the Standard Operating Procedure. It is important to note that Company successfully delivered the examination in terms of RFP and the consideration was released by customer after receiving the report from the Committee.

The investigating agency choose to name the Company and one of its employees in the chargesheet filed before the CBI Court. There are 3 cases of malpractices committed by candidates and the Court is yet to make charges. Since there is no allegations of malpractice made against the Company, the Company is in the process of filing discharge petition before the trial court.

Others:

a) The Company is party to additional legal actions arising in the ordinary course of business. Based on the available information as on March 31, 2025, the Company believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect on the Company's financial position and results of operations.

b) The
C
ompany has received an adverse arbitration award for a sum of ₹ 300 million and interest at the rate of 18% p.a in the arbitration proceedings initiated by OSI digital and the company filed an appeal challenging the award before Madras High Court.
On March 17, 2025, the parties settled the dispute through mediation and Sify paid
 ₹

28.50 million and the issue stood resolved.

c) The Company has received an order passed under section 7A of the Employees Provident Fund & Miscellaneous Provisions Act, 1952 from Employees Provident Fund Organisation (EPFO) claiming provident fund contribution aggregating to ₹ 6.40 million on special allowances paid to employees. The company has filed a writ petition before High court of Madras and obtained the stay of demand. In February 2019, the Supreme Court held, in a similar case, that Special allowances paid by the employer to its employee will be included in the scope of basic wages and subject to provident fund contribution.  However, the Supreme Court has not fixed the effective date of order.

d) During the financial year 2019-20, Directorate General of Goods and Services Tax Intelligence (DGGI) did an inspection based on the analysis of service tax returns filed by the company in the past. The
C
ompany has been categorising services relating to e-Learning and Infrastructure Management Services provided to foreign customers billed in convertible foreign currency under OIDAR services while filing its half-yearly service tax return. However, based on the Place of Provision of Services Rules then applicable under the Finance Act, 1994, Service Tax has to be paid for OIDAR services provided to foreign customers even if the conditions for qualifying as export of services are met. Hence, the DGGI contended that Service Tax should be paid on the services classified as OIDAR services in the returns. The total contended during the period April 2014 to November 2016 of Service Tax was ₹ 161.80 million and the Interest & Penalty as applicable. The
C
ompany believes that the services relating to e-learning and infrastructure management services will not fall under OIDAR services and also the activities covered under E-learning and IMS does not meet the conditions for taxation under the provisions applicable as OIDAR and hence there is no liability. However, during the investigation, the Company has paid ₹ 64.60 million under protest to continue the proceeding with the relevant adjudicating authorities. Thereafter, the DGGI has issued Show Cause Notice and the
C
ompany has replied on the same. The matter is pending with the Adjudicating Authority. The
C
ompany believes that no provision is required to be made against this demand.
The amount of ₹ 64.60 million paid under protest is accounted as Balance with Service Tax authorities and disclosed under “Other assets” – Note.10 to the
Consolidated Financial Statements.

32.	Related party transaction:

The related parties where control / significant influence exists are subsidiaries and associates. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director whether executive or otherwise. Key management personnel include the board of directors and other senior management executives. The other related parties are those with whom the Group has had transaction during the years ended March 31, 2025, 2024 and 2023 are as follows:

		% of Ownership interest
Particulars	Country of incorporation	March 31, 2025	March 31, 2024
Holding Company
Infinity Satcom Universal Private Limited	India
Raju Vegesna Infotech & Industries Private Limited (Subsidiary of Infinity Satcom Universal Private Limited)	India
Ramanand Core Investment Company Private Limited (Subsidiary of Raju Vegesna Infotech & Industries Private Limited)	India
Subsidiaries
Sify Technologies (Singapore) Pte. Limited	Singapore	100	100
Sify Technologies North America Corporation	USA	100	100
Sify Data and Managed Services Limited	India	100	100
Sify Infinit Spaces Limited	India	100	100
Sify Digital Services Limited	India	100	100
Patel Auto Engineering Company (India) Private Limited*	India	-	-
SKVR Software Solution Private Limited	India	100	100
Key Management Personnel
Mr. Raju Vegesna - Chairman and Managing Director
Mr. M P Vijay Kumar – Executive Director and Chief Financial Officer
Mr. C R Rao - Chief Operating Officer
Mr. Kamal Nath – Chief Executive Officer (till October 31, 2024 )
Trust controlled by KMP:	India
Raju Vegesna Foundation

*
During the year 2022-23, Sify Technologies Limited (Company) has acquired Patel Auto Engineering Company (India) Private Limited (“PAECIPL”) with its registered office in Rabale, Navi Mumbai through Share Purchase agreement dated March 22, 2023 for a consideration of ₹ 525.00 million paid to Shareholders of PAECIPL. The Company has also given an Intercorporate Deposit of ₹ 85.00 million

to PAECIPL. PAECIPL have only the Land allocated by MIDC on their books as on the date of Acquisition. The standalone financial statement of the Company shall account for leasehold rights of the land under Right to use asset for the fair value of leasehold rights with a description that the value of consideration is towards investment in Patel Auto Engineering Company (India) Private Limited (“PAECIPL”) and to represent this would comply with the requirement in the relevant standards as well as Conceptual Framework for Financial Reporting. Scheme of Amalgamation of PAECIPL with Sify Infinity Spaces Limited (“SISL”) is filed with Hon'ble NCLT on Feb 09, 2024. Scheme of amalgamation is approved by the Hon'ble NCLT on January 09, 2025 effective April 01, 2023. SISL has issued 17.08546 equity shares for every 1 equity share held by the shareholders of PAECIPL.

The following is a summary of the related party transactions for the year ended March 31, 2025:

Transactions	Holding Company	Others	Key Management Personnel
Consultancy services received	-	-	90
Sitting fees paid	-	-	7,420
Salaries and other short term benefits*	-	-	50,034
Contributions to defined contribution plans*	-	-	2,582
Share based payment transactions*	-	-	-
Lease rentals paid**	2,247	8,970	-
CSR Contribution made	-	19,962	-
Amount of outstanding balances
6% Non-Cumulative Compulsorily convertible preference shares#	-	-	-
Advance lease rentals and refundable deposits made**	-	5,600	-
Lease rentals payable**	-	-	-

All transactions between Sify Technologies Limited and its subsidiaries up to March 31, 2025 of this Annual Report have been in the ordinary course of business

The following is a summary of the related party transactions for the year ended March 31, 2024:

Transactions	Holding Company	Others	Key Management Personnel
Consultancy services received	-	-	300
Sitting fees paid	-	-	2,740
Salaries and other short term benefits*	-	-	62,053
Contributions to defined contribution plans*	-	-	2,541
Share based payment transactions*	-	-	-
Lease rentals paid**	1,369	8,594	-
CSR Contribution made	-	27,850	-
Amount of outstanding balances
6% Non-Cumulative Compulsorily convertible preference shares#	-	500,000	-
Advance lease rentals and refundable deposits made**	-	5,600	-
Lease rentals payable**	114	685	-

All transactions between Sify Technologies Limited and its subsidiaries up to March 31, 2024 of this Annual Report have been in the ordinary course of business

The following is a summary of the related party transactions for the year ended March 31, 2023:
Transactions	Holding Company	Others	Key Management Personnel
Consultancy services received	-	-	300
Sitting fees paid	-	-	2,200
Salaries and other short term benefits*	-	-	55,930
Contributions to defined contribution plans*	-	-	2,151
Share based payment transactions*	-	-	1,901
Lease rentals paid**	1,369	8,054	-
CSR Contribution made	-	24,390	-
Amount of outstanding balances
6% Non-Cumulative compulsorily convertible preference shares##	-	500,000	-
Advance lease rentals and refundable deposits made**	-	5,600	-
Lease rentals payable**	114	685	-

All transactions between Sify Technologies Limited and its subsidiaries up to March 31, 2023 of this Annual Report have been in the ordinary course of business

173

*
Represents salaries and other benefits of Key Management Personnel comprising of Mr. M P Vijay Kumar – Executive Director and Chief Financial Officer, Mr. C R Rao – Chief Operating Officer and Mr. Kamal Nath - Chief Executive Officer.

**
During the year 2011-2012, the Group had entered into a lease agreement with M/s Raju Vegesna Infotech and Industries Private Limited, the holding Group, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 0.075 million (Rupees Seventy Five Thousand) per month. Subsequently, the Group entered into an amendment agreement with effect from April 1, 2013, providing for automatic renewal for a further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years. Subsequently on account of expiry of the said agreement, the Group entered into a fresh agreement for a period of three years effective       February 1, 2024 on a rent of ₹ 0.160 million (Rupees One Lakh Sixty Thousand Only) per month.

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

During the year 2010-2011, the Group had entered into a lease agreement with Ms. Radhika Vegesna, daughter of Mr. Anand Raju Vegesna, the then Executive Director of the Group, to lease the premises owned by her for a period of three years effective June 1, 2010 on a rent of ₹ 0.3 million (Rupees Three Lakhs) per month and payment of refundable security deposit of ₹ 2.6 million. This arrangement will automatically be renewed for a further period of two blocks of three years with all the terms remaining unchanged. Subsequently on account of expiry of the said agreement, the Group entered into a fresh agreement for a period of three years effective June 1, 2019 on a rent of ₹ 0.639 million (Rupees Six Lakhs Thirty Nine Thousand) per month and payment of additional refundable security deposit of ₹ 3.0 million. This arrangement will automatically be renewed for a further period of two blocks of three years with all the terms remaining unchanged.

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
During the FY 24-25, the Non - Cumulative compulsorily convertible preference shares were transferred from Raju Vegesna Infotech & Industries Pvt Ltd. to Sify Technologies Limited.

33.	Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by each category as of March 31, 2025 were as follows:

Particulars	Note	Financial assets/ liabilities at amortised costs	Financial assets / liabilities at FVTPL	Financial assets / liabilities at FVTOCI	Total carrying value	Total fair value
Assets
Cash and cash equivalents	8	6,757,826	-	-	6,757,826	6,757,826
Other assets	10	2,393,363	-	-	2,393,363	2,393,363
Trade receivables	13	10,892,452	-	-	10,892,452	10,892,452
Other receivables	13	316,403	-	-	316,403	316,403
Other investments	15	403,872	-	825,936	1,229,808	1,229,808
Liabilities
Bank overdraft	8	326,327	-	-	326,327	326,327
Lease liabilities	7	3,810,238	-	-	3,810,238	3,810,238
Other liabilities	18	15,832	-	-	15,832	15,832
Borrowings from banks	19	23,424,521	-	-	24,324,521	24,324,521
Borrowings from others	19	3,189,675	-	-	3,189,675	3,189,675
Trade and other payables	20	14,326,158	-	-	14,326,158	14,326,158
Derivative financial liabilities	20	-	-	-
6% Compulsorily Convertible Debentures	19	6,259,685	-	-	6,259,685	6,259,685
8.95% Non - convertible Debentures	19	2,500,000	-	-	2,500,000	2,500,000

The carrying value and fair value of financial instruments by each category as of March 31, 2024 were as follows:

Particulars	Note	Financial assets/ liabilities at amortised costs	Financial assets / liabilities at FVTPL	Financial assets / liabilities at FVTOCI	Total carrying value	Total fair value
Assets
Cash and cash equivalents	8	5,834,634	-	-	5,834,634	5,834,634
Other assets	10	2,004,216	-	-	2,004,216	2,004,216
Trade receivables	13	10,155,223	-	-	10,155,223	10,155,223
Other receivables	13	157,779	-	-	157,779	157,779
Other investments	15	393,453	-	810,409	1,203,862	1,203,862
Liabilities
Bank overdraft	8	486,888	-	-	486,888	486,888
Lease liabilities	7	3,042,839	-	-	3,042,839	3,042,839
Other liabilities	18	17,945	-	-	17,945	17,945
Borrowings from banks	19	18,794,380	-	-	18,794,380	18,794,380
Borrowings from others	19	3,564,494	-	-	3,564,494	3,564,494
Trade and other payables	20	11,934,100	-	-	11,934,100	11,934,100
Derivative financial liabilities	20	-	-	-
Other financial liabilities		1,612,496	-	-	1,612,496	1,612,496
6% Compulsorily Convertible Debentures	19	7,156,074	-	-	7,156,074	7,156,074
6% Non - Cumulative Compulsorily Convertible Preference Shares	19	500,000	-	-	500,000	500,000

Details of financial assets hypothecated as collateral

The carrying amount of financial assets as at March 31, 2025 and 2024 that the Group has provided as collateral for obtaining borrowings and other facilities from its bankers are as follows:

	As of
	March 31, 2025	March 31, 2024
Cash and cash equivalents	2,109,981	1,667,849
Trade receivables	3,376,784	3,203,345
	5,486,765	4,871,194

Derivative financial instruments

(a)	Forwards and options
Foreign exchange forward contracts and options are purchased to mitigate the risk of changes in foreign exchange rates associated with certain payables, receivables and forecasted transactions denominated in certain foreign currencies. These derivative contracts do not qualify for hedge accounting under IFRS 9 and are initially recognized at fair value on the date the contract is entered into and subsequently re-measured at their fair value. Gains or losses arising from changes in the fair value of the derivative contracts are recognized immediately in profit or loss. The counterparties for these contracts are generally banks or financial institutions. The following table gives details in respect of the notional amount of outstanding foreign exchange contracts as at March 31, 2025 and 2024.

As of
	March 31, 2025	March 31, 2024
Forward contracts
In U.S. Dollars (Sell)	-	-
In U.S. Dollars (Buy)	-	-

The Company recognized a net loss on the forward contracts of ₹ Nil (March 31, 2024: ₹ 1,440– Net loss) for the year ended March 31, 2025.

The forward exchange contracts and option contracts mature between one and twelve months. The table below summarizes the notional amounts of derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

As of
	March 31, 2025	March 31, 2024
Buy:	(US $)	(US $)
Not later than one month	-	-
Later than one month and not later than three months	-	-
Later than three months and not later than six months	-	-
Later than six months and not later than one year	-	-

(b)	Cross Currency Swap:

The Group has entered into Cross Currency Swaps in order to hedge the cash flows arising out of the Principal and Interest payments of the underlying External Commercial Borrowing denominated in USD. The period of the swap contracts is co terminus with the period of the underlying ECB. As per the terms of the arrangement, the Company shall pay INR fixed and receive fixed USD principal and interest cash flows during the term of the contract. The swap arrangement is marked to market at the end of every period and losses are recognized in the Statement of Income. The swap contracts outstanding balances as on March 31, 2025 and March 31, 2024 is as follows.

Particulars	Value of the outstanding INR term loan	Value of the outstanding USD principal	Mark to Market losses/ (gain)
Tranche 1	44,100	USD 600	-
Tranche 2	66,150	USD 900	-
Total	110,250	USD 1,500	-

Particulars	Value of the outstanding INR term loan	Value of the outstanding USD principal	Mark to Market losses/ (gain)
Tranche 1	73,500	USD 1,000	-
Tranche 2	110,250	USD 1,500	-
Total	183,750	USD 2,500	-

The maturity of these contracts extends for five years and six months. The table below summarizes the cash flows (principal) of these derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

Particulars	As at		As at
	'March 31, 2025		'March 31, 2024
	Payable (USD)	Receivable (INR)	Payable (USD)	Receivable (INR)
Less than 1 year	1,000	73,500	1,000	73,500
One to two years	500	36,700	1,000	73,500
Two to three years	-	-	500	36,750
Three to four years	-	-	-	-
Four to five years	-	-	-	-
More than five years	-	-	-	-
Total cash flows	1,500	110,250	2,500	183,750

The Group recognized a net loss on the cross-currency swaps of  ₹ Nil [Previous year : ₹ Nil] for the year ended March 31, 2025.

(c)	Interest Rate Swap:

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

The maturity of these contracts extends for five years and six months. The table below summarizes the cash flows (interest) of these derivative financial instruments into relevant maturity groupings based on the remaining period at the end of the year:

	As of
	March 31, 2025		March 31, 2024
	Receivable (US $)	Payable (US $)	Receivable (US $)	Payable (US $)

Less than 1 year	101	7,375	189	13,916
One to two years	*	1,237	101	7,375
Two to three years	-	-	*	1,237
Three to four years	-	-	-	-
Four to five years	-	-	-	-
More than five years	-	-	-	-
Total cash flows	101	8,612	290	22,528

*	Amount below rounding off norm adopted by the Group

Total notional amount outstanding as of March 31, 2025 is US $ 1,500 (March 31, 20
24
: US $ 2,500)
.

Net Loss on account of interest rate swaps amount to ₹ 8,454 for the year ended March 31, 2025 (March 31, 20
24
: ₹ 8,493 – Net loss).

Fair value measurements:

The details of assets and liabilities that are measured on fair value on recurring basis are given below:

	Fair value as of March 31, 2025			Fair value as of March 31, 2024
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Derivative financial assets – gain on outstanding forward/options contracts	-	-	-	-	-	-
Liabilities
Derivative financial liabilities – loss on outstanding forward/options contracts	-	-	-	-	-	-
Derivative financial liabilities - loss on outstanding cross currency swaps	-	-	-	-	-	-
Derivative financial liabilities - loss on outstanding interest rate swaps	-	-	8,454	-	-	8,493

•	Level 1 – unadjusted quoted prices in active markets for identical assets and liabilities.

•	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

•	Level 3 – unobservable inputs for the asset or liability.

Interest income/ (expenses), gains/ (losses) recognized on financial assets and liabilities

Recognized in profit or loss
	Year ended
	March 31, 2025	March 31, 2024	March 31, 2023
Financial assets at amortised cost
Interest income on bank deposits	345,696	231,377	82,675
Interest income from other financial assets	43,669	29,764	55,511
Impairment loss of trade receivables	(198,414)	(265,000)	(371,890)

Financial assets at fair value through profit or loss
Net change in fair value of derivative financial instruments gain/(loss)	8,454	8,493	(25,263)

Financial liabilities at amortised cost
Interest expenses on lease obligations	(295,589)	(249,964)	(191,912)
Interest expenses on borrowings from banks, others and overdrafts	(2,281,843)	(1,738,298)	(1,652,522)

34.	Financial Risk Management

The Group has exposure to the following risks from its use of financial instruments:
•	Credit risk
•	Liquidity risk
•	Market risk

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

Cash and cash equivalents and other investments

In the area of treasury operations, the Group is presently exposed to counter-party risks relating to short-term and medium term deposits placed with public-sector banks, and also to investments made in mutual funds.

The Chief Financial Officer is responsible for monitoring the counterparty credit risk and has been vested with the authority to seek Board’s approval to hedge such risks in case of need.

Exposure to credit risk

The gross carrying amount of financial assets, net of any impairment losses recognized represents the maximum credit exposure. The maximum exposure to credit risk as of March 31, 2025 and 2024 was as follows:

	March 31, 2025	March 31, 2024
Cash and cash equivalents (Including other bank deposits)	6,304,026	5,394,189
Restricted Cash	453,800	440,445
Other assets	2,393,363	2,004,216
Trade receivables	10,892,452	10,155,223
Other receivables	316,403	157,779
Other investments	1,229,808	1,203,862
	21,589,852	19,355,714

Impairment for financial assets

Allowances for impairment for trade receivables have been provided based on Expected Credit Loss Method adopting a simplified approach provided in IFRS 9. The ageing analysis of trade receivables has been considered from the due date for the practical expedient. The ageing of trade receivables, net of allowances, is given below:

Period (in days)	March 31, 2025	March 31, 2024
Less than 365 days	10,564,027	9,828,223
More than 365 days	328,425	327,000
	10,892,452	10,155,223

See note 13 for the activity in the allowance for impairment of trade account receivables.

Liquidity risks
: Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Typically, the Group ensures that it has sufficient cash on demand to meet expected operational expenses, servicing of financial obligations. In addition, the Group has concluded arrangements with well-reputed Banks, and has unused lines of credit that could be drawn upon should there be a need.  The Company is also in the process of negotiating additional facilities with Banks for funding its requirements.

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As of March 31, 2025	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years	>5 years
Non-derivative financial liabilities
Bank overdrafts	326,327	326,327	326,327	-	-	-
6% Compulsorily Convertible Debentures	6,259,685	8,438,693	600,000	1,200,000	1,200,000	5,438,693

8.95% Non-Convertible Debentures	2,500,000	5,745,100	223,800	447,600	447,600	4,626,100
Lease liabilities	3,810,238	10,541,842	689,151	1,335,567	1,043,869	7,473,255
Borrowing from banks	23,424,521	32,142,455	7,434,489	8,495,464	6,831,617	9,380,885
Borrowings from others	3,189,675	3,777,307	1,410,701	1,693,850	582,134	90,622
Trade and other payables	14,326,158	14,326,158	14,326,158	-	-	-
	53,836,604	75,297,882	25,010,626	13,172,481	10,105,220	27,009,555

As of March 31, 2024	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years	>5 years
Non-derivative financial liabilities
Bank overdrafts	486,888	531,000	531,000	-	-	-
6% Compulsorily Convertible Debentures	7,156,074	8,631,877	528,003	1,584,000	1,056,003	5,463,871
6% Non-Cumulative Compulsorily Convertible Preference Shares	500,000	120,000	30,000	30,000	30,000	30,000
Lease liabilities	3,042,839	8,588,700	587,700	773,500	531,200	6,696,300
Other liabilities	1,612,496	1,612,496	1,594,551	17,945	-	-
Borrowing from banks	18,794,380	22,515,522	5,557,466	7,922,227	5,536,029	3,499,800
Borrowings from others	3,564,494	4,221,692	1,295,437	2,186,476	739,779	-
Trade and other payables	11,952,045	11,952,045	11,952,045	-	-	-
	47,109,216	58,173,332	22,076,202	12,514,148	7,893,011	15,689,971

As of March 31, 2023	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years	>5 years
Non-derivative financial liabilities
Bank overdrafts	951,504	951,504	951,504	-	-	-
6% Compulsorily Convertible Debentures	4,000,000	6,040,663	240,003	7,20,000	4,80,003	46,00,657
6% Non Cumulative Compulsorily Convertible Preference Shares	500,000	500,000	-	-	-	500,000
Lease liabilities	2,451,179	5,703,330	585,790	788,588	555,216	3,773,736
Other liabilities	2,059,524	2,059,524	2,039,624	19,900	-	-
Borrowing from banks	14,982,750	19,853,900	5,680,600	5,755,100	4,800,000	3,618,200
Borrowings from others	2,045,239	2,361,800	748,900	1,149,400	463,500	-
Trade and other payables	11,287,453	11,287,453	11,287,453	-	-	-
	38,277,649	48,758,174	21,533,874	8,432,988	6,298,719	12,492,593

Market risk:
Market risk is the risk of loss of future earnings or fair values or future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign exchange rates and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including foreign currency receivables and payables. The Group is exposed to market risk primarily related to foreign exchange rate risk (currency risk), interest rate risk and the market value of its investments. Thus, the Group’s exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.

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

The Group’s exposure to foreign currency risk as of March 31, 2025 was as follows:

	All amounts in respective currencies as mentioned (in thousands)
	US $	AUD	CHF	EUR	GBP	DHS	HK $	AUD $
Cash and cash equivalents	242	-	-	-	45	-	-	-
Trade receivables	13,231	-	-	511	12	-	-	-
Trade payables	(15,450)	-	-	(375)	(83)	(15)	(93)	-
Foreign currency loan	(2,574)	-	-	-		-		-
Net balance sheet exposure	(4,551)	-	-	136	(26)	(15)	(93)	-

The Group’s exposure to foreign currency risk as of March 31, 2024 was as follows:

	All amounts in respective currencies as mentioned (in thousands)
	US $	AUD	CHF	EUR	GBP	DHS	HK $	SG $
Cash and cash equivalents	600	-	-	5	105	-	-	-
Trade receivables	20,900	-	-	610	85	-	-	-
Trade payables	(8,050)	-	-	(418)		(29)	-	-
Foreign currency loan	(2,200)	-	-	-		-	-	-
Net balance sheet exposure	11,250	-	-	197	190	(29)	-	-

The Group’s exposure to foreign currency risk as of March 31, 2023 was as follows:

	All amounts in respective currencies as mentioned (in thousands)
	US $	AUD	CHF	EUR	GBP	DHS	HK $	SG $
Cash and cash equivalents	405	-	-	44	69	-	-	-
Trade receivables	28,052	-	-	411	85	-	-	-
Trade payables	(28,575)	-	-	(250)	(34)	(27)	-	-
Foreign currency loan	(6,059)	-	-	-	-	-	-	-
Net balance sheet exposure	(6177)	-	-	205	120	(27)	-	-

Sensitivity analysis

A 10% strengthening of the rupee against the respective currencies as of March 31, 2025 and March 31, 2024 would have increased / (decreased) other comprehensive income and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2024.

	Other comprehensive income	Profit or ( loss)
March 31, 2025	-	38,100

March 31, 2024	-	(97,080)

A 10% weakening of the rupee against the above currencies as of March 31, 2025 and 2024 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Interest Rate Risk:
Interest rate risk is the risk that an upward movement in interest rates would adversely affect the borrowing costs of the group.

Profile

At the reporting date the interest rate profile of the Group’s interest –bearing financial instruments were as follows:

	Carrying amount
	March 31, 2025	March 31, 2024
Fixed rate instruments
Financial assets
- Fixed deposits with banks	3,412,597	4,502,312
- Investment in debt securities	403,872	393,453

Financial liabilities
- Borrowings from banks	91,995	183,589
- Borrowings from others	11,949,360	11,361,108
Variable rate instruments
Financial liabilities
- Borrowings from banks	23,332,526	18,610,791
- Bank overdrafts	326,327	486,888

Fair value sensitivity for fixed rate instruments

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss, and the Group does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model. Therefore, a change in interest rates at the reporting date would not affect profit or loss.

Cash flow sensitivity for variable rate instruments

An increase of 100 basis points in interest rates at the reporting date would have increased / (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis has been performed on the same basis as 2024.

	Equity	Profit or (loss)
March 31, 2025	-	(5,957)
March 31, 2024	-	(9,245)

A decrease of 100 basis points in the interest rates at the reporting date would have had equal but opposite effect on the amounts shown above, on the basis that all other variables remain constant.

35.	Issue of shares on a private placement basis to the existing promoter group

On August 4, 2010, the Board of Directors of the Group proposed the issuance, in a private placement, of up to an aggregate of 12,50,00,000 of the company’s equity shares, par value ₹10 per share (“Equity shares”), for an aggregate purchase price of ₹ 40,000, to a group of investors affiliated
with the Group’s promoter, including entities affiliated with Mr. Raju Vegesna, the Group’s Chairman and Managing Director and Mr. Ananda Raju Vegesna, Executive Director and brother of Mr Raju Vegesna (the “Offering”). The company’s shareholders approved the terms of the Offering at the Company’s Annual General Meeting held on September 27, 2010.

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

During the year ended March 31, 2019, the Company has called–up and received a sum of ₹ 10 per share and hence the shares have become fully paid-up.

As of March 31, 2025, entities affiliated with our CEO and Managing Director, Raju Vegesna, beneficially owned approximately
83.88
% of our outstanding equity shares.

36.	Corporate Social Responsibility (CSR) expenditure

Section 135 of the Companies Act, 2013, requires Company to spend towards Corporate Social Responsibility (CSR). The Company is expected to spend ₹ 27,962 towards CSR in compliance of this requirement. A sum of ₹ 28,162 has been spent during the current year towards CSR activities as per details given below.

	Amount (₹)
Organization	March 31, 2025	March 31, 2024
Sri Venkateswara institute of Research and Rehabilitation for the disabled trust, Dwarakha Tirumala		2,500
Voluntary Health Services Hospital, Taramani	2,000	1,500
Raju Vegesna Foundation, Visakapatanam	19,962	27,850
Sri Veda Paripalana Sabha	200
Shree Anand Charitable Trust, Mumbai	5,000
Pragna Bharathi	1,000
Sri Hanuman Mani Education & Culture Trust		1,000
Total	28,162	32,850

37.	Capital Management

The Group's capital comprises equity share capital, share premium, and other equity attributable to equity holders. The primary objective of Group's capital management is to maximize shareholders value. The Group manages its capital and makes adjustment to it in light of the changes in economic and market conditions. The Group does so by adjusting dividend paid to shareholders. The total capital as on March 31, 2025 is ₹ 20,130,543 (Previous Year: ₹ 18,073,594). No changes were made in the objectives, policies or processes for managing capital of the Group during the current and previous year
.

38.	Management-defined Performance Measures (MPMs)

The Company uses Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA) as the management-defined performance measure in its public communications. This measure is not specified by IFRS Accounting Standards and therefore might not be comparable to apparently similar measures used by other entities.
Management believes adjusting operating profit for these items provides comprehensive information of the company’s operating performance.

Reconciliation with Management-defined Performance Measures
	Year ended
Description	March 2025	March 2024	March 2023
Operating Profit	22,56,791	23,99,411	26,47,757
Add:
Depreciation and Amortisation e x pense	56,33,054	47,73,414	39,71,865
Less:
Interest expenses on pension liabilities	(1,805)	(1,995)	(4,938)
Other Income (including exchange gain/loss)	(3,26,253)	(4,14,046)	(3,23,984)
EBITDA	75,61,787	67,56,784	62,90,700

Item 19. Exhibits

Number	Description

1.1	Amended Articles of Association of Sify Technologies Limited. (1)
1.2	Memorandum of Association of Sify Technologies Limited. (2)
1.3	Amendment of Memorandum of Association. (3)
2.1	Description of Securities registered under Section 12 of the Exchange Act
2.2
Deposit Agreement, dated as of October 18, 1999, among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depositary  Shares  evidenced by American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depositary Receipt). (4)

2.3
Amendment No. 1 to Deposit Agreement among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depositary  Shares  evidenced by American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depositary Receipt). (4)

2.4
Amendment No. 2 to Deposit Agreement among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depositary  Shares  evidenced by American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depositary Receipt). (4)

2.5
Supplemental Letter Agreement, dated as of November 2, 2007, to Deposit Agreement among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depositary  Shares  evidenced by American Depositary Receipts issued thereunder (18)

2.6
Amendment No. 3 to Deposit Agreement among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depositary  Shares  evidenced by American Depositary Receipts issued thereunder (including, as an exhibit, the form of American Depositary Receipt). (18)

2.7
Amendment No. 4 to Deposit Agreement among Sify Technologies Limited, Citibank, N.A. and holders from time to time of American Depositary Shares evidenced by American Depositary Shares issued thereunder (including, as an exhibit, the form of American Depositary Receipt).

2.8	Subscription Agreement dated November 10, 2005 between Sify Technologies Limited and Infinity Capital Ventures, LP. (8)
2.9	Standstill Agreement dated November 10, 2005 by and among Sify Technologies Limited, Infinity Capital Ventures, LP and Mr Raju Vegesna. (8)
2.10	Shareholders’ Agreement dated December 20, 2005 between Sify Technologies Limited, Infinity Satcom Universal (P) Limited, and Sify Communications Limited (erstwhile subsidiary). (9)
2.11	Shareholders’ Agreement dated November 25, 2005 between Sify Technologies Limited and Man Financial. (10)
4.1	Associate Stock Option Plan 2000 (5)
4.2	Associate Stock Option Plan 2002 (5)
4.3	Associate Stock Option Plan 2005 (11)
4.4	Associate Stock Option Plan 2007 (13)
4.5	Associate Stock Option Plan 2014 (17)
4.6	Form of Indemnification Agreement. (6)
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

SIFY TECHNOLOGIES LIMITED

	By:	/s/ Raju Vegesna
	Name:	Raju Vegesna
	Title:	CEO & Managing Director

	By:	/s/ M P Vijay Kumar
	Name:	M P Vijay Kumar
Date: June 09 , 2025	Title:	Executive director and Chief Financial Officer

