Form 20-F
period 2026-03-31
SIFY TECHNOLOGIES LTD
filed 2026-06-26
CIK 1094324

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended March 31, 2026.

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

Not Applicable

(Translation of Registrant’s name into English)

Chennai, Tamil Nadu, India

(Jurisdiction of incorporation or organization)

TIDEL Park, 2nd Floor

4, Canal Bank Road

Taramani, Chennai 600 113 India

(91) 44-2254-0770, Fax (91) 44 -2254 0771

(Address of principal executive office)

M.P.Vijay Kumar, Executive Director and Chief Financial Officer,

(91) 44-2254-0770; vijaykumar.mp@sifycorp.com

TIDEL Park, 2nd Floor, 4, Canal Bank Road, Taramani, Chennai 600113 India

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol	Name of each Exchange on which registered
American Depositary Shares, each represented by Six Equity Shares, par value ₹ 10per share	SIFY	NASDAQ Capital Market (NASDAQ-CM)

Securities registered or to be registered pursuant to Section 12(g) of the Act

Title of each class	Not Applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

Not Applicable

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

434,607,689 Equity Shares.

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
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

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

Yes  ☐   No ☑

Currency of Presentation and Certain Defined Terms

Unless the context otherwise requires, references in this annual report to “we,” “us,” the “Company,” “Sify” or “Satyam Infoway” are to Sify Technologies Limited, a limited company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to the “Government” or “GOI” are to the government of the Republic of India. In January 2003, we changed the name of our Company from Satyam Infoway Limited to Sify Limited. In October 2007, we again changed our name from Sify Limited to Sify Technologies Limited. “Sify”, “SifyMax.in,”, “Sify e-ports” and “Sify online” are trademarks used by us for which we have already obtained registration certificates in India. All other trademarks or trade names used in this Annual Report on Form 20-F for the year ended March 31, 2026 (the “Annual Report”) are the property of their respective owners. In this Annual Report, references to “$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to  “₹”, “Rs.,” “rupees” or “Indian rupees” are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to the “Group” mean Sify Technologies Limited and its subsidiaries. References to “equity shares” refer to our Indian Equity Shares, which are not traded on an exchange in India or the United States. References to “ADSs” refer to our American Depositary Shares, which are traded on the NASDAQ Capital Market under the symbol “SIFY.”

For your convenience, this Annual Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this Annual Report, all translations from Indian rupees to U.S. dollars contained in this Annual Report have been based on the reference rate in the City of Mumbai on March 31, 2026 for cable transfers in Indian rupees as published by the Reserve Bank of India (the “RBI”), which was ₹94.6543 per US$1.00.

Our financial statements are presented in Indian rupees and prepared in accordance with English version of International Financial Reporting Standards as issued by the International Accounting Standards Board, (“IFRS”).  In this Annual Report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Information contained in our websites, including our corporate website, www.sifytechnologies.com, is not part of this Annual Report.

Forward-Looking Statements

In addition to historical information, this Annual Report on Form 20-F contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are not historical facts but instead represent our beliefs regarding future events, many of which are, by their nature, inherently uncertain and outside our control. As a result, the forward looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements, and reported results should not be viewed as an indication of future performance. For a discussion of some of the risks and important factors that could affect the Company’s future results and financial condition, please see the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Quantitative and Qualitative Disclosure About Market Risk.”

The forward-looking statements contained herein are identified by the use of terms and phrases such as “ambition,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “objectives,” “outlook,” “plan,” “probably,” “project,” “seek,” “target,” “will” and similar terms and phrases. Such forward-looking statements include, but are not limited to, statements concerning:

•         our strategy to finance our operations, including our planned construction and expansion;

•         future marketing efforts, advertising campaigns, and promotional efforts;

•         future growth and market share projections, including projections regarding developments in technology and the effect of growth on our management and other resources;

•         our expectations of the potential impact of pandemics and public health crises, such as the Coronavirus Disease 2019 (“COVID-19”) pandemic, and related public health measures on our business, the businesses of our customers, vendors and partners, and the economy;

•         the effect of facility expansions on our fixed costs;

•         our future expansion plans;

•         our future acquisition strategy, including plans to acquire or make investments in complementary businesses, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets;

•         the future impact of our acquisitions;

•         our strategy and intentions regarding new product branding;

•         the future competitive landscape and the effects of different pricing strategies;

•         the effect of current tax laws;

•         the effect of future tax laws on our business;

•         the outcome of any legal proceeding, hearing, or dispute (including tax hearings) and the resulting effects on our business;

•         our ability to implement and maintain effective internal control over financial reporting;

•         projections that the legal proceedings and claims that have arisen in the ordinary course of our business will not have a material and adverse effect on the results of operations or the financial position of the Company;

•         expectations of future dividend payouts or other corporate actions, such as a buyback or bonus issue;

•         projections that our cash and cash equivalent along with cash generated from operations will be sufficient to meet our working capital requirements and certain of our obligations;

•         our compensation strategy;

•         projections regarding currency transactions, including the effect of exchange rates on the Indian Rupee and the U.S. dollar;

•         the nature of our revenue streams;

•         the effect of a strategically located network of software development centers, and whether it will provide us with cost advantages;

•         our ability to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology;

•         projections regarding future economic policy, legislation, foreign investment, tariffs and trade wars, currency exchange and other geopolitical events and policy matters that may affect our business;

•         the nature and flexibility of our business model;

•         expectations as to our future revenue, margins, expenses and capital requirements; and

•         our exposure to market risks.

We wish to ensure that all forward-looking statements are accompanied by meaningful cautionary statements, so as to ensure to the fullest extent possible the protections of the safe harbor established in the Private Securities Litigation Reform Act of 1995. Accordingly, all forward-looking statements are qualified in their entirety by reference to, and are accompanied by, the discussion of certain important factors that could cause actual results to differ materially from those projected in such forward-looking statements in this report, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We caution the reader that this list of important factors may not be exhaustive. We operate in rapidly changing businesses, and new risk factors emerge from time to time. We cannot predict every risk factor, nor can we assess the impact, if any, of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date hereof. In addition, readers should carefully review the other information in this Annual Report on Form 20-F and in the Company’s periodic reports and other documents filed with the Securities and Exchange Commission (“SEC”) from time to time.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

Summary of Consolidated Financial Data

You should read the summary of consolidated financial data below in conjunction with the Company’s consolidated financial statements and the related notes, as well as the section entitled “Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report. The summary of Consolidated Statements of Profit or Loss data for the five years ended March 31, 2026, 2025, 2024, 2023 and 2022 and the summary of Consolidated Statement of Financial Position as of March 31, 2026, 2025, 2024, 2023 and 2022 have been derived from our audited consolidated financial statements and related notes to the consolidated financial statements which were prepared and presented in accordance with IFRS as issued by the International Accounting Standards Board (the “IASB”). Historical results are not necessarily indicative of future results.

Sify Technologies Limited

Consolidated Statement of Profit or Loss as per IFRS 18

(In millions of Rupees, except share and per share data and as otherwise stated)

	Year ended March 31,
	2026	2025	2024	2023	2022	2026
	₹	₹	₹	₹	₹	Convenience translation into US$ in millions, except share and per share data (See Note 2)

Revenue	44,877	39,886	35,634	33,404	27,026	474
Cost of sales	(26,843)	(24,917)	(22,378)	(21,379)	(16,042)	(284)
Gross Profit	18,034	14,969	13,256	12,025	10,984	190
Other operating income	376	363	379	324	147	4
Selling, general and administrative expenses	(8,123)	(7,442)	(6,462)	(5,729)	(4,936)	(86)
Depreciation and amortization	(7,274)	(5,633)	(4,773)	(3,972)	(3,283)	(77)
Impairment loss on goodwill					(15)
Operating Profit	3,013	2,257	2,400	2,648	2,897	31
Investment income	34	188	156	40	55	0
Impairment provision on investments	(26)	-	-	-	-	(0)
Profit before financing and Income taxes	3,021	2,445	2,556	2,688	2,952	31
Finance income	1	13	-	10	2	0
Finance expenses (including interest on pension liabilities)	(3,963)	(2,744)	(2,204)	(1,677)	(1,106)	(42)
Net finance income / (expense)	(3,962)	(2,731)	(2,204)	(1,667)	(1,104)	(42)
Profit / (loss) before tax	(941)	(286)	352	1,021	1,848	(11)
Tax (expense) / benefit	(425)	(499)	(183)	(346)	(590)	(4)
Profit / (loss) for the year attributable to equity holders	(1,366)	(785)	169	675	1,258	(15)
Earnings per share
Basic earnings per share	(3.14)	(2.10)	0.92	3.69	6.89	(0.03)
Diluted earnings per share	(3.14)	(2.10)	0.91	3.63	6.73	(0.03)

Extract on Consolidated Statement of Financial Position

(Rupees in millions, except share and per share data)

						Convenience translation into US$ in millions, except share and per share data (See Note 2)
	March 31,
Particulars	2026	2025	2024	2023	2022	2026
	₹	₹	₹	₹	₹	$
Cash and cash equivalents including restricted cash and other bank deposits	5,072	6,758	5,835	4,845	4,574	54

Net current assets	(8,888)	(2,739)	577	259	902	(94)

Total assets	90,673	83,329	70,982	57,404	47,067	958

Total equity attributable to equity shareholders of the Company	18,933	20,129	18,072	15,146	14,476	200

Capital Stock including Share Premium	24,162	24,134	21,579	21,526	21,516	255
Number of equity shares (Note 1)	434,607,689	434,102,399	183,332,460	182,835,369	182,742,369	434,607,689

Cash Flow Data
Net cash provided by / (used in):
Operating activities	7,176	8,647	5,935	8,113	2,245	76
Investing activities	(12,905)	(12,324)	(12,458)	(13,765)	(7,593)	(136)
Financing activities	5,159	4,730	7,442	4,939	4,170	53

Notes

1.

Reference to shares and per share amounts refers to our equity shares. Our outstanding equity shares include equity shares held by a depository underlying our ADSs. Effective October 4, 2024, the Company has changed its ratio of  American Depositary Shares (“ADSs”) to equity shares from one (1) ADS representing one (1) equity share to one (1) ADS representing six (6) equity shares.

2.	Refer to Note 2(c) of the financial statements for the exchange translation.

Exchange Rates

Our functional currency is the Indian rupee. The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables.

Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar may affect the market price of our ADSs. Such fluctuations also impact the U.S. dollar conversion by the depositary of any cash dividends paid in Indian rupees on our equity shares represented by the ADSs.

On March 31, 2026, the reference rate in the City of Mumbai for wire transfers in Indian rupees as published by the RBI was ₹ 94.6543.

On June 25, 2026, the reference rate in the City of Mumbai for wire transfers in Indian rupees as published by RBI was ₹ 94.4804.

Capitalization and indebtedness

Not applicable.

Reasons for the offer and use of proceeds

Not applicable.

Risk Factors

Investing in our American Depositary Shares, or ADSs, involves a high degree of risk. This Annual Report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those described in the following risk factors and elsewhere in this Annual Report. If any of the risks actually occur, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the market price of our ADSs could decline, and you could lose part or all of your investment. Our business, operating results, financial performance, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material.

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

Risks related to our Company and Industry:

•

We may incur losses/ losses might increase in the future and we may not achieve or maintain profitability due to pricing pressure and less than optimum capacity and asset utilization rates, intense competition, ability to manage costs, ability to meet license conditions and export obligations.

•

Our ability to innovate our service offerings, delivery models, procurement and financing models, our ability to manage fixed and semi-variable costs when there is uncertainty of future revenue may impact our profitability and ability to sustain our business.

•	Our ability to qualify for high value Government contracts and increasing exposure to Government contracts may affect working capital and expose to additional risks of compliance and litigations.

•	Customer retentions, cancellations and renewals may fail to meet our projections, negatively affect revenue and adversely impact our profitability and operations.

•	Our network centric services are subject to the following specific risks:

o	Additional licensing fees and changes in spectrum allocation may adversely impact our wireless service delivery of our network business.

o	Due to declining revenue contribution relative to increases in related sales volume, our network business may experience declining growth rates in the future.

o	Contingent liabilities due to demands made by the Department of Telecommunications on revenues, which are presently disputed by the Company and pending before High Court of Madras.

o	Contingent liabilities due to appeal by Income Tax Department against Sify’s favourable order from Income Tax Appellate Tribunal. The case is pending before High Court of Madras.

•	Our Data Center services are subject to the following specific risks:

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

•	Our Digital Services are subject to the following specific risks:
	o	Our ability to meet changing demands with redefined service offerings may affect our profitability and operations.

o	Security breaches may have a material adverse effect on our customers and thereby operations and profitability.

o

Failure to meet the specified Service Level Agreements (“SLAs”) and quality on sub-contracting of sensitive segments of customer contracts may affect the profitability and ability to continue the business.

o

Lack of improvement in skills, evolving tools and applications, emergence of enterprise software suites, artificial intelligence, robotics, machine learning and ability to hire and retain highly skilled employees may affect growth and profitability.

Risks related to regulations and compliance

•         Any failure on our part to comply with regulations related to our business such as the Information Technology Act 2000, as amended in 2011 (the “ITA”), Telecom Regulatory Authority of India (“TRAI”), could expose us to fines and penalties that would negatively impact our profitability.

•         New and changing regulatory compliance, corporate governance and public disclosure requirements add uncertainty to our compliance policies and increase our cost of compliance.

•         In the event that the GOI or the government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability.

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

•         Failure on our part to comply with new Income Tax Act, 2025, and rules thereunder could expose us to fines and penalties that would negatively impact our profitability.

•         Failure on our part to comply with New Labour Codes, 2025 could expose us to fines and penalties that would negatively impact our profitability.

Risks related to our Equity Shares, ADSs and Trading Market

•         Our ability to meet continued listing conditions, particularly the requirement of our ADS price to be traded above $1 because of limited liquidity may affect ADS holders.

•         Volatility of market prices, interests of our significant shareholder, ability to exercise voting rights, sales of shares by our existing shareholders, tax laws on dividends and dividend policy of the Company may affect ADS holders.

•         Regulations on foreign exchange to convert dividends declared in Indian rupees to U.S. dollars may affect ADS holders.

Risks related to Investments in Indian companies

•         Changes in the policies of the GOI or political instability may adversely affect economic conditions in India generally, which could impact our business and prospects.

•         Regional conflicts in the South Asian and West Asian regions could adversely affect the Indian economy, disrupt our operations and cause our businesses to suffer.

•         Terrorist attacks could adversely affect our business, results of operations and financial condition.

•         Frequent natural disasters due to climate changes globally could affect our operations.

•         ADS holders may be adversely affected by the difficulty of enforcing a foreign judgment against the Company or other parties located in India.

Risks Related to our Company and Industry

We may incur losses in the future and we may not achieve or maintain profitability.

We have incurred losses in the current year and also in the past. We may, in the future incur net losses and suffer negative operating cash flows. We expect to increase our expenditures as we continue to expand our services, promote our brand, and invest in the expansion of our infrastructure. In the future, we may incur expenses in connection with investments in Network, Data Centers and related infrastructure, our digital delivery platforms and manpower to build future businesses. Accordingly, we will need to significantly increase our revenues to improve our profitability. We cannot assure you that we will improve our profitability or that we will not incur operating losses in the future. If we are unable to become consistently profitable and incur losses, we may be unable to build a sustainable business and our results of operations may be adversely affected. In this event, the price of our ADSs and the value of your investment may decline.

The economic environment, increased pricing pressure and decreased utilization rates could negatively impact our revenues and operating results.

Our customers’ IT spending is often driven by their growth in revenue. Economic contractions may reduce the IT spending budgets of our customers which may adversely affect our revenue, profitability and results of operation. Currency fluctuations will also lead to variations in revenue. Our Infrastructure Managed Services, National Long Distance (“NLD”) / International Long Distance (“ILD”) business and eLearning may be affected in terms of prices and growth.

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

We operate in extremely competitive markets where the investment capability and size of the competitors are much larger than ours. For instance, our corporate network services compete with well-established companies, including Reliance Jio Infocomm Limited, Bharti Airtel Limited, Tata Communications Limited, Government-owned telecom companies and Bharat Sanchar Nigam Limited, and our data center services compete with NTT Data Centers, Nxtra Data (by Airtel), CtrlS Data centers, and ST Telemedia GDC, alongside global players like Equinix and Digital Realty who continue expanding their Indian presence.

The large players may enjoy significant competitive advantages over us, including greater financial resources, which could allow them to charge prices that are lower than ours in order to attract customers. These factors could result in lower actual average selling prices of our services. The retail internet market has seen significant reduction in prices by all operators due to pricing strategy of certain players. This has significantly affected the customer base and the average revenue per user of the existing operators. We may see similar trends in the enterprise market as well, which may have an adverse effect on our revenues and operating margins. Increased competition may result in operating losses, loss of market share and diminished value in our services, as well as different pricing, service or marketing decisions. In addition, competition may generally cause us to incur unanticipated costs associated with research and product development. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as the availability of skilled employees in India, the price at which our competitors offer comparable services, and the extent of our competitors’ responsiveness to their clients’ needs. We cannot assure you that we will be able to successfully compete against current and future competitors, or that we will not lose key employees or customers to such competitors, which may adversely affect our business and results of operations.

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

We have introduced and propose to introduce several solutions involving complex delivery models combined with innovative outcome-based pricing models. The complexity of these solutions, our inexperience in developing or implementing them and significant competition in the markets for these solutions may affect our ability to market these solutions successfully. In addition, better or more competitively priced products, services or technologies that are developed by our competitors may render our service non-competitive. Unless we are able to adopt and deploy these advancements, we may lose our competitive position in the marketplace, which would adversely affect our revenues and could lead to increased customer attrition, as our customers switch to other providers.

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

We plan to continue to expand and invest in our infrastructure. Many of our expenses are relatively fixed in the short-term. We cannot assure you that our revenues will increase in proportion to the increase in our expenses. We may be unable to optimize the cost immediately to offset any unexpected revenues shortfall. This could lead to a shortfall in revenues in relation to our expenses and adversely affect our revenue and operating results.

You should not rely on yearly comparisons of our results of operations as indicators of future performance. Operating results could be below the expectations of public market analysts and investors. In this event, the price of our ADSs could decline.

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

We face the risk that fundamental changes may occur in the delivery of connectivity services in India. The internet market has seen significant changes in the recent past from connecting fixed offices/locations to connecting mobile devices to connecting disparate automated devices and to continue to be relevant in this dynamic and disruptive environment; we will have to develop new technology or modify our existing technology to accommodate these developments. Our pursuit of these technological advances, whether directly through internal development or by third-party license, may require substantial time and money. We may be unable to adapt our connectivity service business to alternate delivery means and new technologies may not be available to us at all. We provide wireless connectivity on the 5.7 GHz spectrum which is de-licensed. This burdens the spectrum band utilized by us, limiting our ability to offer our services. Hence, we do not own any licensed spectrum to offer our services. We are exploring suitable spectrum that is technically feasible to offer our services. However, we may not get the licensed spectrum, and the spectrum allocation may be inconsistent with industry standards. The current capacity may be insufficient to offer a breadth of services. The Government may issue instructions to release the spectrum that we hold. The high cost of spectrum acquisition may be inconsistent with our revenue and cost models. We may not keep up with the pace of change that takes place in wireless technologies.

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

The GOI has asked us to surrender certain range of spectrum allotted to us and the same was auctioned as Broadband Wireless Access (“BWA”) spectrum. The GOI also has asked us to make payment for certain spectrum from the date of allotment or to surrender the same. The other range of spectrum that we have been operating, 5.7 GHz, is also close to capacity utilization and will need to be augmented in the near future. Enterprise connectivity will need licensed bands of spectrum for assured quality and security, so the non-availability of spectrum would materially adversely affect our business and results of operations. In the event of the surrender of the spectrum of certain frequencies, our future plans for expansion of services may be hampered, and there are no assurances that we will be able to obtain additional replacement spectrum.

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

The GOI may change its regulation of our business or the terms of our license to provide Internet access services, Voice over Internet Protocol (“VoIP”) and VPN services without our consent, and any such change could decrease our revenues and/or increase our costs, which would adversely affect our operating results.

Our business is highly regulated by the GOI’s telecommunications policy. Our Internet Service Provider license, issued in the year 1998, was valid for a term of 15 years. We have been issued new licenses under the Unified License dated June 2, 2014, with a validity of 20 years. If we are unable to renew the licenses for any reason, we will not be able to continue providing Internet access services, VoIP and VPN services beyond license terms, which would adversely affect our business or results of operations.

The GOI has the right to revoke, terminate, suspend or take over entire operations for reasons such as national security or similar reasons without compensation to us.  In view of increasing cyber threats and attacks, the GOI may require telecom licensees (including Internet Service Providers) at their costs to provide monitoring facilities across its network, and facilities for capture and retention of data in terms of traffic flow, usage details, etc. This would result in a significant increase in costs and possible less usage due to perceived invasion of privacy by customers.

Certain GOI departments have been investigating whether use of Session Initiation Protocol, (“SIP”), terminals to make calls to phones abroad is permissible within an Internet Service Provider license. We believe that such overseas phone calls are permitted because a SIP terminal is a “computer” as defined in the ITA. We may have to make a significant capital investment in SIP terminals to make them PC-equivalent, if the GOI authorities issue regulations governing SIP usage contrary to our beliefs, which would have a material effect on our results of operations.

Our profits may be impacted due to increases in license fees by the Department of Telecommunications (“DOT”) of the GOI.

Effective July 2012, the GOI amended the annual license fee for the NLD/ILD/ISP license agreements. Under such amendment, all services under the NLD/ILD license have been subjected to an increased license fee from the existing 6% of telecommunications revenue to 7% from July 2012 to March 2013 and 8% from April 2013 onwards. The GOI also amended the Internet Service Provider license, increasing the license fee to 7% of telecommunications revenue from July 2012 to March 2013 and to 8% from April 2013 onwards. Sify has been paying the license fees as per the terms of the applicable license, which are calculated based on revenue from telecommunications businesses. However, DOT has proposed including other business income (other than the licensed based activities) in the license fee calculations. We filed a writ petition with the Madras High Court challenging DOT’s proposal to levy license fees on non-licensed activities. The Madras High Court stayed DOT’s proposal, so Sify currently excludes revenue from other business income from the calculation of the license fee. After finally hearing the parties, the Madras High Court in its judgement dated April 30, 2024, quashed the 18 demands made by DOT and held that DOT cannot claim license fees on non-telecommunications revenue. DOT has appealed before the Madras High Court challenging the judgement dated April 30, 2024,and this appeal which is now pending for adjudication.

Separately, DOT initiated a lawsuit demanding license fees on internet service providers whose license had expired and migrated to Unified License in the year 2013 but gave an exemption to those providers whose license did not expire. The Telecom Disputes Settlement and Appellate Tribunal quashed DOT’s demand, stating it was discriminatory. DOT filed an appeal before the Supreme Court.

Further, the Company is in receipt of a show cause notice from the Goods and Service Tax (“GST”) department, which claims GST on the demand raised by DOT to levy license fees on non-licensed activities. The Company has filed a writ petition with the Madras High Court and has been granted stay until the DOT appeal challenging the Madras High Court judgement on license fees on the non-telecommunications revenue (described above) is concluded.

We cannot assure you that there will not be any increases in license fees in the future. Any other increase in license fees by DOT, such as increases in fees to be paid for using the licensed spectrum, could adversely affect our profitability.

We may not be able to retain and acquire customers for our Data Centers.

India has become a fast growing Data Center hub pursuant to a massive and growing internet user base, explosion of data, and establishment of a favorable environment through the Government’s “Digital India initiative” which provides some advantages to investors like accessibility of land and raw material, worldwide connectivity via submarine cables in cities like Mumbai and Chennai, a skilled workforce, economic power supply and strategic geographic position from a global perspective. A buildup of new data centers or reduced demand for data center services could result in an oversupply of data center capacity in large commercial centers in India. Excess data center capacity could lower the value of data center services and limit the number of economically attractive markets that are available to us for expansion. All of these factors have increased the competition of the Data Center business. In order to improve our competitiveness, we continue to expand our Data Center infrastructure. However, if competitors are more successful than we are in the market, it could be difficult for us to retain and/or acquire customers. Furthermore, once customers cease using our services and choose another service provider, it may require substantial efforts in terms of cost and time to re-acquire such customers, and despite spending on such customer acquisition or retention, we may be unsuccessful in retaining such customers.

If we are unable to attract adequate customers, our revenues may decline, which could have an adverse effect on our future results of operations and financial condition.

Our Data Centers may not be competitive enough in terms of green features.

We may fail to convert our existing Data Centers and/or build new Data Centers in line with the Leadership in Energy and Environmental Design (“LEED”) Commercial Interior program. LEED certification is an internationally recognized program developed by the United States Green Building Council and is considered one of the highest standards for energy efficient constructions. Our Data Centers are all situated in India, and we use the Indian equivalent of LEED, India Green Building Certified (“IGBC”), which is administered by the Confederation of Indian Industries. The IGBC framework is incorporated in all of our upcoming Data Centers at Noida (green rated), Rabale and Chennai. The IGBC requires certain factors such as energy efficiency in operations, maximum use of natural light, motion-sensor based light and taps and low volatile organic compounds. Our service providers for the products used in our Data Centers have to submit their products for energy efficiency rating to IGBC. Only after IGBC certification are these products implemented in our Data Centers. We also have independent green measures in place such as site ecology, water conservation, smart energy meters and equipment, reduction of CO2 emissions, high recycle content, effective waste management and eco-friendly interiors. However, increased demand for green Data Centers may hamper the marketing of our existing Data Centers that are not LEED certified.

Regulations around climate change force us to adopt actionable sustainability strategies into every operational facet from initial design through procurement, construction, and ongoing operations which increases the cost of building and operating a Data Center, and this may have an impact on our revenue.

Reduction in power supply and unavailability of fuel may affect our Data Centers.

India’s physical infrastructure, including its electricity grid, is less developed than that of many countries. As a result of grid constraints, such as grid congestion and restrictions on transmission capacity of the grid, the transmission and dispatch of electricity could be curtailed. There have been acute power shortages in the past in India, and if such shortages were to recur, there could be a reduction in the availability of electricity. We may have to cease Data Center operations during periods when electricity cannot be delivered, for instance, when the transmission grid malfunctions. If there is no power supply available to our Data Centers, we resort to alternate sources of power, and the running of the Data Centers will then depend on the availability of fuel/renewable energy, which will increase the cost of our operations. Additionally, unavailability of power/fuel would disrupt our operations and would make it difficult for our customers to access data during such times. Also, conflict in the Middle East can result in financial impacts that may result in oil price and gas price increases, which can affect the power cost, fuel availability and impact in the provision of power to customers in our Data Centers.

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

Some of our customers may develop their own Data Center facilities. Other customers with their own existing Data Centers may choose to expand their Data Center operations in the future. In the event that any of our key customers were to develop or expand their Data Centers, we may lose business or face pressure as to the pricing of our services. In addition, if we fail to offer services that are cost-competitive and operationally advantageous as compared with services provided in-house by our customers, we may lose customers or fail to attract new customers. If we were to lose a customer, there is no assurance that we would be able to replace that customer at the same or a higher rate, or at all, and our business and results of operations would suffer.

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

Procurement of power at lower costs for Data Centers by competitors may put us at a disadvantage in terms of pricing for our Data Center operations.

The single largest operating cost in Data Centers is power. Currently, all our Data Centers are located in proximity to, or at the edge of major urban centers such as Mumbai, Chennai, Bengaluru, Hyderabad, Kolkata and Noida. Inexpensive land and labor allow companies to locate new Data Centers in remote locations. We may neither be in a position to develop Data Centers at remote locations where power is cheap nor procure power at cheaper rates for our Data Centers. If our competitors procure power at lower cost, they may have an advantage over us with respect to pricing. Our inability to offer competitive pricing may result in loss of customers and will impact our business and result of operations. The alternate sources of power are also exposed to inflation, regulation and hence, any undue price increase would affect our energy cost significantly.

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

We may encounter litigation and penalties due to any breach of system and security controls by associates or sub-contractors in connection with our online assessment services.

We provide online assessment services to the Government, as well as to public and private sector parties. We provide these services through our online assessment tool. This tool can be used to engage employees and sub-contractors, as well as for student registration, exam center allocation, hall ticket issuance, question paper content creation, logistics planning, exam-day management, and results management.  We cannot assure you that there may not be any breach of the system and security controls including any malpractice by candidates or sub-contractors or any person engaged with the conduct of the examination, which may expose us to criminal or civil enforcement actions in addition to penalties, disqualifications or suspension.

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

It may not be possible for us to retain our brand equity if we do not make substantial investments for brand development.

Our competitors offering similar services are all large telecommunication companies who make substantial investments in building their brand image across their services. Conversely, we are focused on IT infrastructure services over data networks and we believe that we enjoy the reputation of a specialist in these services. However, if we do not build up awareness as well as our brand and reputation over time, the sheer weight of investments in brand development by the larger telecommunication providers will dilute our brand recognition and competitive advantages.

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

We have been and continue to be subject to Indian regulations regarding VPN license requirements, including requirements regarding the percentage of foreign holdings to offer VPN services as well the need for NLD/ILD licenses to offer VPN services and carrier voice services. The growth and development of the data and Internet sector is dependent on the policy support of DOT. Regulatory changes, as well as the continuing lack of policy initiatives to revitalize the data and Internet sector continue to be a risk.

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

We are relatively unknown outside of India in comparison to other established IT players who have a large base of customers. If we are not able to constantly upgrade our technology standards and skills, and if we are unable to scale for critical mass in the near term, our competitive position will be adversely affected.

Management of IT infrastructure is dependent on sophisticated tools and applications to remotely monitor the IT infrastructure and assets of customers. If we are unable to retain our competitive advantages in terms of evolving tools and applications, or the maturity of our processes, we may be at a competitive disadvantage compared with our larger competitors and lose customers.

Emergence of enterprise software suites, artificial intelligence, robotics and machine learning may hamper the growth of our revenue.

Competitors offering enterprise software suites for eLearning for large organizations to develop their own learning platforms could be a threat to our business in the future. We may lose our business to our competitors, and if we are unable to acquire new customers or retain our existing customers, our revenues and results of operations may suffer. Additionally, the emergence of machine learning and artificial intelligence technologies and applications could adversely impact our revenues.

Artificial intelligence with digital technologies such as robotic process automation create bots that have helped in achieving end-to-end automation in the field of managed services, enabling the transformation of the service operations to provide a better end-user experience by increasing overall effectiveness and efficiency. This may lead to customers developing their own in-house tools to support such services or moving to our competitors with whom they may have an advantage with respect to cost and service. Our managed service revenue may be impacted in such cases.

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

Our businesses depend on the reliability and security of our information technology systems and infrastructure. They must remain secure and be perceived by our customers to be secure, as we retain confidential customer information in our database. Despite the implementation of security measures, our infrastructure may be vulnerable to physical break-ins, computer hacking, computer viruses, other malware, ransomware or cyber-attacks beyond our control. If our security measures are circumvented, it could jeopardize the security of confidential information stored on our systems, lead to misappropriation of proprietary information or cause interruptions to our operations. We may be required to make significant additional investments and efforts to protect against or remedy security breaches. Unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems, systems failure or otherwise, could damage our reputation and adversely affect our business and results of operations.

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

Our success depends upon the continued service of our key personnel including our senior management team, which includes our CEO, Chairman and Managing Director, Mr. Raju Vegesna. Each of our employees may voluntarily terminate his or her employment with us. Our success also depends on our ability to attract and retain highly qualified technical, marketing and sales personnel. The labor market for skilled employees in India is extremely competitive, and the process of hiring employees with the necessary skills is time consuming and requires significant resources. We may not be able to retain or integrate existing personnel or identify and hire additional personnel in the future. The loss of the services of key personnel or the inability to attract additional qualified personnel could disrupt the implementation of our business strategy, upon which the success of our business depends.

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

We may not be able to retain and acquire new clients for our data centers. Any inability to retain and acquire clients may materially and adversely affect our business, future prospects and financial performance.

The global data center industry is experiencing unprecedented growth, driven by the exponential demand for digital services, cloud computing, and artificial intelligence (“AI”), and the data center industry in India is among the fastest growing by capacity in the Asia-Pacific region. Significant expansion of the data center industry in India is driven by, among other factors, rapid digital transformation and surging demand for cloud services, big data, AI and Internet-of-things (“IoT”), and GOI initiatives. All of these factors have increased the competition in the data center industry. In order to improve our competitiveness, we continue to expand our data center infrastructure to be capable of supporting AI-related workloads. However, if competitors are more successful than we are in the market, it could be difficult for us to retain and/or acquire clients.

In addition, increased competition in the data center space in India puts pressures on data center companies to offer lower prices to attract new clients and retain existing clients. If our competitors are able to offer lower prices than ours, we may lose clients or be unable to attract new clients, which would have a material adverse impact on our business and results of operations.

Furthermore, if we are not able to provide sufficient rack space as and when required by our clients, or we face capacity restrictions at our data centers, our existing clients may prefer to shift to our competitors, or we may be unable to acquire new clients. We have, in the past, experienced instances of rack unavailability and capacity limitations, which have resulted in us being unable to accommodate requested client demand. Moreover, if our clients cease using our services and choose another service provider, we may be required to expend substantial efforts in terms of cost and time to re-acquire such clients, and despite spending on such client acquisition or retention, we may be unsuccessful in retaining such clients.

Technological changes, evolving client requirements and emerging industry trends may affect our business, may render our current technologies obsolete and may require us to make substantial capital investments. If we are unable to adapt in a timely manner to changing market conditions, evolving client requirements or technological changes, our business, financial condition and results of operations could be materially and adversely affected.

The data center sector is highly dependent on technology and, as a result, the possibility of technological obsolescence is greater than companies in more conventional industries. In addition, the data center landscape is rapidly evolving, driven by emerging trends such as AI-powered infrastructure, the expansion of edge computing, and a growing focus on sustainability. Increasing demand for real-time data processing, enhanced security, and energy-efficient operations are reshaping how data centers are designed, operated, and scaled. Therefore, our future success depends, in part, on our ability to respond to technological advances, evolving client requirements and emerging industry standards and practices on a cost-effective and timely basis. The development and implementation of such technology entails technical and business risk and significant implementation costs. Our management and design and engineering teams keep themselves abreast with the latest developments in the data center design and technology. We cannot assure you that we will be able to successfully implement new technologies or adapt our processing systems to evolving client requirements or emerging industry standards.

The infrastructure at our data centers may become obsolete or unmarketable due to demand for new processes and/or technologies, including, without limitation: (i) new processes to deliver power to, or eliminate heat from, computer systems; (ii) client demand for additional redundancy capacity; (iii) new technology that permits higher levels of critical load and heat removal than our data centers are currently designed to provide; and (iv) an inability of the power supply to support new, updated or upgraded technology. For example, as cooling systems account for a majority of the power consumption a data center incurs, advanced cooling technologies and efficient thermal management are critical to ensuring optimal performance and reduced energy waste. While we maintain appropriate and advanced cooling technologies at our data centers, we may not be able to continually update our cooling systems to keep up with the latest technological developments. If we fail to update the cooling technologies at our data centers as efficient new technologies emerge, we may be required to use additional power to achieve the thermal efficiency required for our operations, which could have an adverse impact on our profitability. In addition, the systems that connect our data centers to the Internet and other external networks may become outdated, including with respect to latency, reliability and diversity of connectivity. When clients demand new processes or technologies, we may not be able to upgrade our data centers in a cost-effective manner, or at all, due to, among other things, increased expenses to us that cannot be passed on to clients or insufficient revenue to fund the necessary capital expenditures. While our business has not been impacted by obsolescence of our technologies and infrastructure, we cannot assure you that we will not experience such obsolescence in the future. Changes in technology may make newer solutions more competitive than ours or may require us to make additional capital expenditure to upgrade our facilities and technology. If we are unable, for technical, legal, financial or other reasons, to adapt in a timely manner to changing market conditions, evolving client requirements or technological changes, our business, financial condition and results of operations could be materially and adversely affected.

Should our power and cooling systems become obsolete in the future, or we be unable to upgrade them or our data centers, including associated connectivity, our business and financial condition could be materially adversely affected.

If demand for data center solutions in India, in particular demand for AI workloads and IoT applications, does not continue to grow as anticipated, our business, profitability and results of operations could be materially adversely affected.

We design our data centers to support a wide range of workloads for our clients. Edge data centers are equipped to serve clients that require real-time processing of data, such as over-the-top (“OTT”) players, smart cities, IoT and industrial automation clients, among others, and offer the flexibility to adapt to AI- and IoT-driven shifts to meet the growing demands of Edge computing. Our business growth and profitability therefore depend on sustained ongoing growth in demand for AI-ready workloads and IoT applications in India. If demand for AI workloads or IoT applications does not grow in line with market expectations, or the Internet ecosystem in India develops slower than we estimate, actual demand for data center solutions may be substantially lower than we anticipate, which might have a material adverse impact on our business, profitability and results of operations.

The data center business is capital-intensive, and our expectation for our capacity to generate capital in the short term may be insufficient to meet our anticipated capital requirements.

The costs of building, developing and operating data centers are substantial, and such costs have increased in recent years. We are required to fund the costs of building, developing and operating our data centers with cash retained from operations, as well as from financings from bank and other borrowings.

We may face challenges in accessing capital or raising sufficient debt to fund our expansion or to meet our clients’ expansion requirements in the future. Such challenges may be exacerbated as the costs of building, developing and operating data centers may continue to increase in the future. Further, we may encounter development delays, excess development costs, or delays in developing space for our clients to co-locate. We also may not be able to identify suitable land or facilities for new data centers in strategic locations, in our target areas, or at a cost or terms acceptable to us. If we cannot generate sufficient capital to meet our anticipated capital requirements or are unable to develop and operate our data centers profitably, our financial condition, business expansion and future prospects could be materially affected.

Our operations are subject to extensive regulations, which require us to obtain, renew and comply with the terms of various approvals, licenses and permits. Delays or a failure to obtain such licenses and permits will adversely affect our operations and may have an impact on our cash flows.

The development and operation of data centers in India is subject to a broad range of central and state laws and regulations, including those relating to environmental protection, health and safety, information technology, data protection and cyber security. These laws require us to obtain, maintain and comply with a large number of approvals, licenses, registrations and permits at different stages of development and operation of data centers.

While we apply for such approvals in the ordinary course, the timing of their grant is not within our control and may be affected by administrative factors, including judicial directions which may adversely impact functioning of appraisal committees and consequently delay in issuance of such approvals. We cannot assure you that such approvals will be granted in the expected timeframe, or that the authorities will not impose additional conditions, requirements or, if they consider us to have been non-compliant, remedial directions or penalties in connection with their grant.

Similarly, there can be no assurance that approvals, licenses, registrations and permits issued to us will not be suspended or revoked for non-compliance or alleged non-compliance with their terms or conditions, or pursuant to any regulatory action. Our approvals and licenses are subject to numerous conditions, some of which are onerous and require us to incur substantial expenditure. Any failure to obtain, maintain or comply with such approvals, or any suspension or revocation thereof, could adversely affect our business, prospects, reputation, financial condition, results of operations and cash flows.

In addition, in certain of our data centers the obligation to apply for and maintain statutory and regulatory approvals rests with the principal lessor or sub-lessor, and not with us as the lessee or sub-lessee. For instance, in terms of the lease deeds underlying our Vashi Data Center, our Company is only obliged to obtain permissions, sanctions or licenses necessary for the conduct of trade. If the principal lessor or sub-lessor fails to obtain or renew such approvals in a timely manner, our operations may be rendered non-compliant, which could subject us to penalties and adversely affect our business, results of operations and cash flows. Further, certain approvals in relation to our data centers are in the name of the principal lessor or sub-lessor, and not in our Company’s name.

If our operations are found to be not in compliance of these regulations, we may be required to incur costs to control and remedy such non-compliance, may be subject to legal liabilities including damages and penalties, and may suffer loss of approvals and damage to our reputation, which could impair our ability to retain existing customers and win new business. In the future, changes in law or policy may result in stricter regulation and increase our compliance costs, and we may not be able to pass such costs on to our customers.

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

•         All Government bids are subject to a performance bank guarantee depending upon the size of the tender. Any shortfall in service, or inability to deliver the committed SLA during the project may force the government to invoke the performance bank guarantee leading to huge cash losses;

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

•         In addition, we operate within jurisdictions in which local business practices may be inconsistent with international regulatory requirements, including anti-corruption and anti-bribery regulations prescribed under the U.S. Foreign Corrupt Practices Act (“FCPA”), which, among other things, prohibits giving or offering to give anything of value with the intent to influence the awarding of government contracts. Also, the Prevention of Corruption (Amendment) Act 2013 (the “PCA”) prohibits giving any bribe to a public servant. Although we believe that we have adequate policies and enforcement mechanisms to ensure legal and regulatory compliance with the FCPA, the PCA and other similar regulations, it is possible that some of our employees, subcontractors, agents or partners could violate any such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions, including penalties. If we fail to comply with legal and regulatory requirements, our business and reputation may be harmed.

Any of the above factors could have a material and adverse effect on our business or our results of operations.

Geopolitical risk stemming from political instability and military hostilities and related supply chain issues may have a significant effect on our business and operating results.

The uncertain nature, magnitude and duration of political instability and military hostilities, including the recent conflict in Israel with Hamas and the Russia-Ukraine war could lead to significant disruptions in the global economy.

Russia’s invasion of Ukraine has caused numerous adverse effects, including businesses pulling out of Russia, Russia stopping trade with many countries, a negative effect on the workforce in Ukraine, and decreases in major exports to and from Ukraine, all of which have had a significant negative impact on the global supply chain of various commodities.

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

In late February 2026, the United States and Israel launched Operation Epic Fury, a massive aerial and missile campaign targeting Iranian military infrastructure and leadership. This conflict may lead to a prolonged state of high-intensity regional instability.

The full economic effect of these events cannot be estimated with certainty, but this may impact businesses across the globe both in the short term and the long term with rising commodity prices and demand, rising interest costs to counter inflationary conditions and loss in value of currencies. There could also be related cybersecurity threats, economic impact on availability of fuel & natural gas supplies, increase in import prices of fuel & natural gas and sanctions between countries due to the position taken by the GOI, any of which could affect our business and operating results significantly.

As a foreign private issuer, our Company is permitted to follow certain home country corporate governance practices in lieu of certain requirements applicable to U.S. issuers. This may afford less protection to holders of our Company’s equity shares and ADSs.

We are considered a foreign private issuer under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) and, therefore, are exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. We currently prepare our financial statements in accordance with IFRS. We will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS as issued in English by the IASB. We are not required to comply with Regulation FD under the Exchange Act, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, our officers, directors, and principal shareholders are exempt from the short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. Furthermore, we are permitted to follow certain home country corporate governance practices in lieu of certain NASDAQ requirements. A foreign private issuer must disclose in its annual reports filed with the SEC each NASDAQ requirement applicable to U.S. domestic issuers with which it does not comply followed by a description of its applicable home country practice.

We could lose our status as a foreign private issuer under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the U.S.; or (iii) our business is administered principally in the U.S. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the U.S. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements, and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

Risks Related to Regulation and Compliance

We may encounter litigation and penalties due to non-compliance with relevant laws applicable to the products sold and services rendered by us.

The products and services that we deal with are subject to various laws. We are exposed to risks relating to non-compliance with such laws which may affect our reputation and also result in litigations and penalties which may adversely affect our business and results of operations.

In exercise of the powers conferred by the ITA, the GOI issued rules in April 2011 called Information Technology rules with stringent privacy norms for Internet Service Providers and any intermediary that is handling sensitive personal information. The ITA has mandated the service providers to maintain transactions, receipts and vouchers in specific formats provided by the appropriate government authority. The records must be produced for inspection and audit by a government nominated agency or person. The GOI is authorized to audit security and privacy protection measures. We are exposed to risks relating to unauthorized access and non-compliance of regulations by our business partners. Such events may negatively affect our reputation, and violations of the Information Act may result in fines and litigation or cause us to incur legal costs, which may adversely affect our business and results of operations.

Additionally, we have been granted a license as a Certifying Authority (“CA”) to issue digital signature certificates for electronic authentication of users. CAs are governed by the Controller of Certifying Authority under the ITA, which prescribes duties to be followed, standards to be maintained and a list of documents to be maintained by CA. The guidelines also require the Company to bill the end customer to whom the digital signature certificate is sold. Any actual or perceived failure to comply with such obligations could harm our business.

Non-compliance with such laws, rules and regulations may result in fines and litigation or cause us to incur legal costs, which may adversely affect our business and results of operations.

We may not be able to comply with direct and indirect tax laws, which could result in litigation and penalties.

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

The General Anti Avoidance Rules (“GAAR”) provisions regarding the Organization for Economic Co-operation and Development’s (“OECD”)’s Base Erosion and Profit Shifting Project have been applicable in India since 2018. Pursuant to GAAR, an arrangement in which the main purpose, or one of the main purposes, is to obtain a tax benefit, may be declared as an “impermissible avoidance arrangement” if it also satisfies at least one of the following four tests:

•         The arrangement creates rights and obligations, which are not normally created between parties dealing at arm’s length.

•         It results in misuse or abuse of provisions of tax laws.

•         It lacks commercial substance or is deemed to lack commercial substance.

•         It is carried out in a manner which is normally not employed for a bona fide purpose.

If any of our transactions are found to be impermissible avoidance arrangements under GAAR, our business, financial condition and results of operations may be adversely affected.

The tax withholding rate on payment made to non-residents towards “royalty” and/or “fees for technical services” is 10%, subject to the furnishing of an Indian Permanent Account Number by such non-residents. However, a lower rate may apply if a Double Taxation Avoidance Agreement exists between two countries. Further, based on a Indian Supreme Court ruling, payment to non-residents for purchase of software was held to be not taxable as royalty subject to such payments not being characterized as royalty under the Double Taxation Avoidance Agreement. Such payments will not be liable for withholding of tax subject to furnishing of relevant tax documents by such non-residents. As we procure various software licenses and technical services from non-residents in the course of delivering our products and services to our clients, the cost of withholding tax on such purchase of software and services may be additional cost to us as the Company may have to gross up for such withholding taxes.

The Government rolled out the Goods and Service Tax Law (the “GST Law”) on July 1, 2017. The GST Law subsumed several central, state and local tax laws, including the excise duty, service tax, value added tax, central sales tax, entry tax, etc. The GST Law prescribes compliance procedures which are more comprehensive than prior tax laws. The GST Law allows credit to companies based on the invoices uploaded by the vendors in their tax returns. Hence, tax credits will be available to the Company based on proper compliance by all vendors and filing of returns on time. Any failure to comply with the requirement of law by the vendor may impact availability of tax credits to the Company. This affects our working capital to a large extent resulting in excess amounts of cash available as balance with statutory authorities on which we do not earn any interest. We are also exposed to risks of non-compliance with the requirement of law which may affect our reputation and also result in litigations and penalties which may adversely affect our business and results of operations.

We may not be able to comply with MSME Regulations, which could result in litigation and penalties.

We are subject to stringent laws and regulations governing our relationships with Micro, Small, and Medium Enterprises (“MSMEs”). For instance, under regulations like the MSMED Act, 2006 (and similar regional prompt-payment legislations), companies are legally mandated to make payments to registered MSME suppliers within a strict statutory timeline (typically 45 days if there is a written agreement, or 15 days in the absence of one).

Our failure to strictly adhere to these payment timelines, reporting disclosures, or registration verification requirements could result in litigation and penalties which will materially and adversely affect our financial conditions.

Changes in the policies of the GOI or political instability may adversely affect economic conditions in India generally, which could impact our business and prospects.

The GOI could change specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities which could adversely affect business and economic conditions in India generally, and our business in particular. We are dependent on the Reserve Bank of India (the “RBI”) to pay all our foreign exchange expenses and dividends. Any exchange controls regime impacting the ability to remit monies will severely impact our ability to deliver services and dividends. The GOI has asserted that it would adopt a data center policy for the country which could provide certain incentives to data center providers. We may not be eligible for such benefits as an existing data center provider. Even if we are eligible, the sustainability of such benefits depends on the policies of GOI, and any changes in such policies could adversely affect our business.

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

We are subject to laws and regulations governing the collection, use and transmission of personal data. As the legislative and regulatory landscape for data privacy and protection continues to evolve around the world, there has been an increasing focus on privacy and data protection issues that may affect our business. The Digital Personal Data Protection Act, 2023 (“DPDP Act”), together with the DPDP Rules, 2025 (notified on November 14, 2025), has now come into full effect. The DPDP Act and Rules are applicable to all data fiduciaries who process digital personal data, where such personal data is capable of identifying the individual, is either collected in digital form or is digitized after it is collected non-digitally. The European Union’s General Data Protection Regulation (GDPR), which became fully effective in May 2018, implemented stringent requirements on how a company may gather, retain, use and manage personal and sensitive data, as well as mandatory data breach notification requirements.

The European Union’s General Data Protection Regulation (GDPR), which became fully effective in May 2018, implemented stringent requirements on how a company may gather, retain, use and manage personal and sensitive data, as well as mandatory data breach notification requirements.

Additionally, the California Consumer Privacy Act (the “CCPA”) became effective on January 1, 2020, creating new individual privacy rights for California consumers and placing increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA requires covered companies to provide new disclosures to California consumers, provides such consumers with new ways to opt-out of certain sales of personal information, and allows for a new cause of action for data breaches.

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

These data protection laws and similar initiatives could also increase the cost of developing, implementing or maintaining our information technology systems and require us to allocate more resources to compliance initiatives thereby increasing our costs, impacting operational efficiency and most importantly leading to reputational loss.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

We are subject to a variety of laws, regulations and industry standards in India and in the United States. For example, India has witnessed sweeping changes to its corporate law regime over the past few years. And the changes introduced by the Indian Companies Act 2013 added complexity to our corporate compliance regime.

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

In connection with this Annual Report, our management assessed our internal controls over financial reporting and determined that our internal controls were effective as of March 31, 2026. However, any deficiencies uncovered by these future management assessments or any inability of our auditors to issue an unqualified opinion regarding our internal control over financial reporting could harm our reputation and the price of our equity shares and ADSs.

We have our Environmental Social and Governance (ESG) goals built into our business and operations strategy voluntarily without any regulatory compliance requirement. We regularly update and monitor our progress in this regard. However, any mandatory guidelines on ESG reporting may have an impact on growth of the company as compliance may require investments or expenses that are not part of our ESG strategy.

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

We are subject to quality-of-service guidelines issued by the Telecom Regulatory Authority of India (the “TRAI”). Failure to comply with one or more applicable guidelines may expose us to fines/penalties.

The TRAI has issued the following guidelines to the Internet Service Providers for improving the quality of service:

•         All Internet Service Providers shall provide adequate information to subscribers regarding Internet/broadband services being offered and marketed by them.

•         All Internet Service Providers shall provide information regarding contention ratios or the number of users competing for the same bandwidth, adopted by them to provide Internet/broadband service in their tariff plans submitted to TRAI, manual of practice, call centers and on their websites

•         All Internet Service Providers shall publish the quarterly contention ratio for different Internet/broadband services on their website to help subscribers to make informed decisions.

•         All Internet Service Providers must use the contention ratios better than specified ratios for different services to ensure sufficient bandwidth for providing good quality of service to their subscribers.

Fixing up a contention ratio may put standalone Internet Service Providers at a disadvantage as cost of delivery of Internet bandwidth may increase. Telecommunication companies offering similar internet services are tempted to offer significantly lower prices and incentives as they own the last mile. Also, by bundling telephony along with Internet, they can enhance their idle last mile. Under such circumstances, it will be very difficult for Internet Service Providers providing retail service to compete with big telecommunication companies which can offer broadband services by cross subsidizing with voice/other services.

In the event of our failure to comply with one or more of the above guidelines, we may expose ourselves to fines/penalties, which could adversely affect our results of operations.

We may be liable to third parties for information retrieved from the Internet.

We could become liable if confidential information is disclosed inappropriately on or through our websites. Others could also sue us for the content and services that are accessible from our websites through links to other websites or through content and materials that may be posted by our users in chat rooms or bulletin boards. The laws in India relating to the liability of companies which provide Internet services, like ours, for activities of their users, are still relatively unclear. Investigating and defending these claims is expensive, even if they do not result in liability. Allegations of impropriety, even if unfounded, could damage our reputation, disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses.

We may face additional compliance procedures and litigation due to our internal reorganization.

During the financial year 2020-2021, we performed an internal reorganization pursuant to which our business units were transferred from Sify Technologies Limited to subsidiaries, Sify Infinit Spaces Limited and Sify Digital Services Limited through a business transfer agreement. Tax liabilities may arise if there is any change in shareholding of Sify’s subsidiaries within a period of eight years from April 1, 2020, the date of transfer of capital assets.

We have in the past identified a material weakness in our internal control over financial reporting. If we are unable to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent or detect fraud. As a result, current and potential investors could lose confidence in our financial reporting, which could harm our business and have an adverse effect on our ADS price.

For the year ended March 31, 2024, we identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be detected or prevented on a timely basis.  Specifically, the material weakness identified related to the design and implementation of effective controls to ensure the appropriate application of IFRS for reporting and presentation of complex financial instruments, as further explained in the Explanatory Note in Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended March 31, 2024.

To remediate the identified material weakness, the Company took actions to strengthen the specific controls whereby senior finance and accounting policy personnel perform an in-depth comprehensive review of classification and presentation of financial instruments including a review of disclosures and specific presentation evaluation to enforce operating effectiveness, and augment the IFRS expertise in our accounting team by imparting specific training in evaluation and presentation of financial instruments.

Though we have designed and implemented remediation measures in respect of this weakness and tested the effectiveness of remediation measures for the fiscal year ended March 31, 2026, if in the future we cannot continue to effectively and efficiently improve our controls and procedures, and if further material weaknesses occur, we may not able to accurately report our financial results or prevent or detect fraud, which would likely cause investors to lose confidence in our reported financial and other information. This could lead to a decline in the trading price of our ADSs.

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

The Company has in the past on multiple occasions, most recently on July 19, 2024, received notices of non-compliance from the NASDAQ when the ADSs prices were below $1.00 per share and was given 180 days to regain compliance. Although the Company regained compliance with the NASDAQ continued listing requirements in the past, we may not be able to meet the continued listing requirements of NASDAQ in the future. If we are unable to satisfy the NASDAQ criteria for maintaining our listing, our ADSs could be subject to delisting. As a consequence of any such delisting, our ADS holders would likely find it more difficult to dispose of or to obtain accurate quotations as to the prices of our securities, and there would likely be less liquidity in our stock. In the event of a delisting, we could face significant material adverse consequences including a limited availability of market quotations for our securities and a decreased ability to issue additional securities or obtain additional financing in the future.

The interests of our significant shareholder, Mr. Raju Vegesna, our CEO, Chairman and Managing Director, may differ from your interests.

As of March 31, 2026, Mr. Raju Vegesna, our CEO, Managing Director and Chairman of the Board of Directors of the Company, beneficially owned approximately 83.78% of our outstanding equity shares and ADSs, and as a result, Mr. Raju Vegesna will be able to exercise control over many matters requiring approval by our Board of Directors and / or shareholders, including the election of directors and approval of significant corporate transactions, such as a sale of our Company. Under Indian law, a simple majority is sufficient to control all shareholder action except for those items that require approval by a special resolution. If a special resolution is required, the number of votes cast in favor of the resolution must not be less than three times the number of votes cast against it. Examples of actions that require a special resolution include:

•         altering our Articles of Association;

•         issuing additional shares of capital stock, except for pro rata issuances to existing shareholders;

•         commencing any new line of business; and

•         commencing a liquidation.

Circumstances may arise in which the interests of Mr. Raju Vegesna could conflict with the interests of our other shareholders or holders of our ADSs. Mr. Raju Vegesna, or the entities that he controls, could delay or prevent a change of control of our Company even if a transaction of that sort would be beneficial to our other shareholders, including the holders of our ADSs. This concentrated control will limit your ability to influence corporate matters and as a result, we may take actions that our ADS holders do not view as beneficial. As a result, the market price of our ADSs could be adversely affected.

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

Holders of ADSs may be unable to exercise pre-emptive rights for equity shares underlying ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”), is effective with respect to such rights, or an exemption from the registration requirements of the Securities Act is available. To the extent that holders of ADSs are unable to exercise pre-emptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in us would be reduced.

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

Currently, there is no public trading market for our equity shares in India or elsewhere nor can we assure you that we will take steps to develop one. Our equity securities are only traded on NASDAQ through the ADSs. Under prior Indian laws and regulations, our Depositary could not accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares without prior approval of the Government. The RBI has announced fungibility regulations permitting, under limited circumstances, the conversion of ADSs to equity shares and the reconversion of equity shares to ADSs provided that the actual number of ADSs outstanding after such reconversion is not greater than the original number of ADSs outstanding. If you elect to surrender your ADSs and receive equity shares, you will not be able to trade those equity shares on any securities market and under present law, likely will not be permitted to reconvert those equity shares to ADSs.

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

We may be required to list our equity shares/ debt instruments on an Indian stock exchange. Additionally, one of our subsidiaries has listed debt securities and may list its equity securities on an Indian Stock Exchange. If we were to list our equity shares/ debt instruments on an Indian stock exchange and due to the listing of our subsidiary on an Indian Stock Exchange, conditions in the Indian securities market may require compliance with new and changing regulations framed by Securities and Exchange Board of India  (“SEBI”), listing requirements of the stock exchange, corporate governance, accounting and public disclosure requirements which might add uncertainty to our compliance policies and increase our costs of compliance.

In 2006, the Ministry of Finance (the “MoF”), issued a statement providing that Indian companies cannot raise new capital abroad unless their securities are listed on a stock exchange in India. However, the MoF also issued a notification on October 21, 2014, which removed depositary receipts from this scheme. Depositary receipts are now regulated by the Depository Receipts Scheme 2014, which allows Indian companies, whether listed or unlisted, to access the international capital markets using depositary receipts without requiring mandatory listing in India.

However, in the future, we may be required by the Government to list on an Indian stock exchange. If we were to list our equity shares on an Indian stock exchange, we would have to comply with changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including SEBI rules and regulations and stock exchange listing requirements which may create uncertainty for companies like ours.

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

Additionally, Sify Infinit Spaces Limited (“SISL”), one of our subsidiaries has listed its Non-Convertible Debentures on the Bombay Stock Exchange (“BSE”). SISL may fail to comply with the requirements of SEBI (Issue and Listing of Non-Convertible Securities) Regulations, 2021 and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, to the extent applicable to listed Non-Convertible Debentures which may increase our cost of compliance.

SISL also publicly filed a draft red herring prospectus dated October 16, 2025 on October 17, 2025 with the SEBI, BSE, and the National Stock Exchange of India Limited, in connection with its proposed initial public offering of SISL’s equity shares with face value ₹10 each (“Equity Shares”). SISL may fail to comply with the requirements of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 which may increase our cost of compliance.

Currency fluctuations may affect the price of our ADSs and dividends.

The exchange rate between the Indian rupees and the U.S. dollar has changed significantly in recent years and may continue to fluctuate substantially in the future. Such fluctuations in the exchange rate will affect the dollar conversion of any cash dividend paid in Indian rupees on the equity shares represented by the ADSs.

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

Risks Related to Investments in Indian Companies

We are incorporated in India, and a significant majority of our assets and employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by changes in exchange rates, interest rates, GOI policies, including taxation policies, as well as political, social and economic developments affecting India.

Changes in the policies of the Government could delay the further liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our business and prospects.

Since 1991, successive Government administrations have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The rate of economic liberalization could change, and specific laws and policies affecting technology and telecommunication companies, foreign investment, exchange rate regime and other matters affecting investment in our securities could change as well. A significant change in India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, and our business in particular.

Regional conflicts, military activity, wars and terrorist attacks could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.

South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. For example, in May 2025, India carried out retaliatory strikes against targets that included suspected terrorist camps in neighboring Pakistan and in Kashmir, in response to terrorist attacks carried out in Pahalgam in April 2025. This was followed by further escalation of hostilities between the two countries. While a ceasefire between the two nations was declared on May 10, 2025, the conflict could restart and escalate.  Other terrorist attacks have occurred in the past, including the attacks of February 14, 2019 in Jammu Srinagar highway (Pulwama attack), the attacks of July 25, 2008 in Bangalore, the attacks of November 26 to 29, 2008 in Mumbai, the attack at the New Delhi High Court on September 7, 2011.

Conflict in the Middle East in 2026, among the United States and Israel and Iran could result in negative financial impacts, including threat of global recession, which could lead to increase in overall borrowing cost, cost of services, cost of capital investments. Additionally, supply chain and shipping disruptions, as well as foreign currency fluctuations, could lead to an increase in procurement cost by our vendors, resulting in an increase in the Company’s price of input and capital investment.

Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that investments in Indian companies involve higher degrees of risk. Such attacks also have the potential to make travel more difficult, disrupt our ability to provide services to our clients and delay, postpone or cancel our clients' decisions to use our services, which could have a negative impact on our business, personnel, assets and results of operations.

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

If inflation were to rise in India, we might not be able to increase the prices of our services at a proportional rate in order to pass costs on to our customers, thereby reducing our margins.

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

In order to be enforceable in India, a judgment obtained in a jurisdiction which India recognizes as a reciprocating territory must meet certain requirements of the Civil Procedure Code, 1908 (the “CPC”). Further, the CPC only permits enforcement of monetary decrees not being in the nature of any amounts payable in respect of taxes or, other charges of a similar nature or in respect of a fine or other penalty and does not provide for the enforcement of arbitration awards. Judgments or decrees from jurisdictions not recognized as a reciprocating territory by India, cannot be enforced or executed in India. Even if a party were to obtain a judgment in such a jurisdiction, it would be required to institute a fresh suit upon the judgment and would not be able to enforce such judgment by proceedings in execution.

The United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on the basis of civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be executable by an Indian court. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment that has been obtained in the United States. The suit must be brought in India within three years from the date of the judgment by a court in the United States in the same manner as any other suit filed to enforce a civil liability in India. There are generally considerable delays in the disposition of suits by Indian courts. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with public policy and thereby in conflict with Indian law. Separately, RBI approval is required under the Foreign Exchange Management Act, 1999, to repatriate any amounts outside India as damages including pursuant to the execution of a judgment.

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

Our mission is to build a world in which our converged ICT ecosystem and our ‘bring it on’ attitude will bring a competitive advantage to our customers. Our three core values which are called ‘The Sify way’, are: (1) put customers’ needs first, (2) be accountable, and (3) trust the team.

Our primary geographic markets are India and the rest of the world. Our revenue is derived from providing services to enterprise customers, comprising (a) Network services, (b) Data Center services, and (c) Digital Services which represent our operating segments.

Our revenue for the current fiscal year grew by ₹ 4,991 million over the previous fiscal year, which represents an annualized growth rate of 13%. Loss before tax was ₹ 941 million for the current fiscal year as compared to Loss before tax of  ₹ 286 million for the previous fiscal year. The increase in loss was due to an increase in interest cost and depreciation during the year.

HISTORY AND DEVELOPMENT

We were incorporated on December 12, 1995 in Andhra Pradesh, India as Satyam Infoway Private Limited, as a company under the Indian Companies Act to develop and offer connectivity-based corporate services in India. Until December 2002, we were a majority-owned subsidiary of Satyam Computer Services Limited, an Indian information technology services company traded on the New York Stock Exchange and the principal Indian stock exchanges. The registered office of the company was shifted to Chennai, Tamil Nadu beginning April 1, 2003. We changed our name from Satyam Infoway Limited to Sify Limited in January 2003, and from Sify Limited to Sify Technologies Limited in October 2007.

We completed our initial public offering of ADSs in the United States in October 1999. We listed our ADSs on the NASDAQ Global Market on October 19, 1999. In February 2000, we completed our secondary offering of ADSs in the United States. On July 11, 2017, our ADS listing moved to the NASDAQ Capital Market.

Refer to Note 36 ‘Related Party Transactions’ in Item 18 of this Annual Report for the list of our subsidiaries

The address of our principal executive office is TIDEL Park, 2nd Floor, 4, Canal Bank Road, Taramani, Chennai 600 113 India, and our telephone number is 91-44-2254-0770. Our website address is www.sifytechnologies.com, and the information contained in our website does not constitute a part of this Annual Report.

All of our publicly filed SEC reports are available at the SEC’s website, www.sec.gov, which contains all the public filings and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

Principal Capital Expenditures

In fiscal years 2026, 2025, and 2024, we spent ₹ 11,956 million (US$ 126.31 million), ₹ 11,094 million (US$ 129.63 million), and ₹ 11,121 million (US$ 133.39 million) respectively, on capital expenditures. Most of our capital expenditures are incurred in India where we are expanding our data centers and network to cater to the increasing demands for both services in the Indian market. As of March 31, 2026, we had contractual commitments of approximately ₹ 22,468 million (US $ 237.37 million) for capital expenditures towards the acquisition of property, plant and equipment. These commitments included approximately ₹ 19,728 million (US $ 208.43 million) in domestic purchases and ₹ 2,740  million (US $ 28.95 million) in imports and overseas commitments. The total capital expenditure with respect to capital work in progress as of March 31, 2026 amounted to ₹ 7,587 million (US$ 80.15 million). All our capital expenditures were financed out of cash generated from operations, borrowings / arrangements from banks and other financial institutions and other sources of equity.

Investment Strategy

In evaluating investment opportunities, we consider important factors, such as strategic fit, competitive advantage and financial benefit.

FY 2021-2022

On November 1, 2021, Sify Technologies Limited (“Sify”) and Sify Infinit Spaces Limited (“SISL”), a wholly owned subsidiary of Sify in the business of providing data center services and operating the Company’s data centers, entered into a Debentures Subscription Agreement (the “KSSF DSA”) with Kotak Special Situations Fund (“KSSF”) under which KSSF invested ₹ 4,000 million (USD 48.65 million) as of March 31, 2023.

Pursuant to the KSSF DSA, KSSF agreed to subscribe for two series of SISL’s compulsorily convertible secured debentures (“CCDs”). KSSF subscribed for 20,000,000 Series 1 CCDs, each with a face value of ₹ 100, for an aggregate subscription amount of ₹ 2,000 million to be paid at the time of receipt of the Series 1 CCDs. KSSF also subscribed for 20,000,000 Series 2 CCDs, each with a face value of ₹ 100, for an aggregate subscription amount of ₹ 2,000 million, of which 1% was to be paid at the time of receipt of the Series 2 CCDs, and the remainder was to be paid between October 1, 2022, and March 31, 2023. Under the KSSF DSA, SISL also had the option to require KSSF to subscribe for additional CCDs in one or more tranches before October 1, 2026, for an aggregate subscription amount of up to ₹ 6,000 million (USD 72.98 million) upon written notice provided prior to October 31, 2023. The Series 1 CCDs and Series 2 CCDs bear interest at a rate of 6% per annum and include customary financial and operating covenants. SISL used the proceeds from the CCD subscriptions for the expansion of new data centers, including land acquisition for data centers, investment in renewable energy for data centers and repayment of debt.

The Series 1 CCDs and Series 2 CCDs must be automatically converted into SISL equity shares, upon the earlier of: (i) October 1, 2031 without any act or application by KSSF; or (ii) the filing of a prospectus by SISL with the SEBI or for any alternate listing or the registrar of companies or any stock exchange in relation to an initial public offering of its equity shares; or (iii) at any time as required by KSSF prior to October 1, 2031, at a conversion ratio of 0.811243676 and 0.80779174, respectively.  The KSSF DSA was filed with the Securities and Exchange Commission on November 2, 2021, under Form 6-K.

On November 1, 2021, SISL and Sify entered into a Put Option Agreement with KSSF (the “KSSF Put Option Agreement” (later amended and renamed the Sale Right Agreement, as discussed below)) in relation to the Series 1 CCDs and the Series 2 CCDs. Pursuant to the KSSF Put Option Agreement, KSSF can exercise its put option on or after October 1, 2027, upon which Sify would be obligated to purchase from KSSF all of its SISL CCDs. The put option can also be exercised by KSSF upon the occurrence of any of the following events: (a) an event of default under the KSSF DSA; or (b) if SISL fails to provide exit to KSSF by way of a qualified IPO or alternate listing by October 31, 2029 (each such term as defined in the KSSF DSA); or (c) breach by Sify of any of its obligations or covenants under the KSSF Put Option Agreement. The KSSF Put Option Agreement was filed with the Securities and Exchange Commission on November 2, 2021 under Form 6-K.

On July 20, 2023, SISL entered into an assignment letter with KSSF for the transfer of ₹ 6,000 million (US $ 72.98 million) in CCDs acquired pursuant to the KSSF DSA to Kotak Data Centre Fund (“KDCF”).

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

On March 22, 2023, Sify acquired Patel Auto Engineering Company (India) Private Limited (“PAECIPL”) through a share purchase agreement, for consideration of ₹ 525 million (US$ 6.32 million) paid to shareholders of PAECIPL. Sify also gave an intercorporate deposit of ₹ 85 million (US$ 1.02 million) to PAECIPL. PAECIPL has on its books only the land allocated by Maharashtra Industrial Development Corporation as of the date of acquisition. Sify’s standalone financial statements account for the leasehold rights of such land.

The Board of Directors of SISL approved a scheme of amalgamation (the “Scheme”) for the merger with Print House (India) Private Limited (“PHIPL”). SISL submitted the Scheme to the National Company Law Tribunal (the “NCLT”) with the appointed date as April 1, 2022. SISL received approval for the Scheme from its shareholders and unsecured creditors at its meeting held on November 27, 2022 convened by the NCLT in Chennai. An amalgamation order was received from NCLT on July 10, 2023, subsequent to which SISL issued 0.0859762 equity shares for every 1 equity shares held by the shareholders of PHIPL.

FY 2023-2024

During the fiscal year ended  March 31, 2024, Sify made investments in (i) Aizen Corp (formerly known as Elevo Corporation) amounting to ₹ 16.03 million (approximately US$ 0.193 million) on April 10, 2023; (ii) Cloudfabrix Software Inc. amounting to ₹124.59 million (approximately US$ 1.5 million) on September 22, 2023; and (iii) Sylvie Unlimited Inc. amounting to ₹ 12.51 million (approximately US$ 0.15 million) on October 12, 2023.

On July 20, 2023, SISL and Sify entered into a Debentures Subscription Agreement with KDCF (the “KDCF” DSA), and KDCF invested ₹6,000 million (approximately US$72.23 million) in the form of compulsorily convertible debentures of SISL. Pursuant to the KDCF DSA,   KDCF agreed to subscribe for two series of SISL’s CCDs. KDCF subscribed for 48,000,000 Series 4 CCDs, each with a face value of ₹ 100, for an aggregate subscription amount of ₹ 4,800 million to be paid at the time of receipt of the Series 4 CCDs. KDCF also subscribed for 12,000,000 Series 5 CCDs, each with a face value of ₹ 100, for an aggregate subscription amount of ₹ 1,200 million to be paid at the time of receipt of the Series 5 CCDs. The Series 4 CCDs and Series 5 CCDs bear interest at a rate of 6% per annum and include customary financial and operating covenants. SISL used the proceeds from the CCD subscriptions for the expansion of new data centers, including land acquisition for data centers, investment in renewable energy for data centers and repayment of debt.

The Series 4 CCDs and Series 5 CCDs must be automatically converted into SISL equity shares, upon the earlier of: (i) March 31, 2033, without any act or application by KDCF; or (ii) the filing by SISL of a prospectus with the Securities Exchange Board of India or any stock exchange in relation to an initial public offering of the equity shares of SISL or for any alternate listing; or (iii) at any time as required by KDCF prior to March 31, 2033, at a conversion ratio of 0.543483 and 0.941651116, respectively.  The KDCF DSA was filed with the Securities and Exchange Commission on July 21, 2023, under Form 6-K.

The CCDs issued pursuant to the KDCF DSA are not subject to a put option agreement.

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

On February 9, 2024, a Scheme of Amalgamation of PAECIPL with SISL was filed with the NCLT.

FY 2024-2025:

In 2024, the Company issued an aggregate of 190,268,698 equity shares and 59,730,265 ADSs (each representing one equity share) pursuant to its the rights offering, raising gross proceeds of approximately $30 million before expenses of the offering. Following the issuance of the new equity shares and ADSs, the Company had 433,331,423 equity shares including equity shares represented by ADSs which included 13,262,908 ADSs, issued as part of an over-subscription right. The net proceeds of the rights offering were used for expansion of the business for developing Network Centric Services, Data Center services, Digital Services and for general corporate purposes.

On July 27, 2024, the scheme of amalgamation between PAECIPL and SISL was approved by their creditors, in a meeting held as per the order of the NCLT. The scheme of amalgamation was approved by the NCLT on January 9, 2025.

On July 19, 2024, the Company received a letter from the Listing Qualifications Department of the NASDAQ indicating that, based upon the closing bid price of the Company’s ADSs for the last 31 consecutive business days, the Company did not meet the minimum bid price of $1.00 per share required for continued listing on the NASDAQ Capital Market. In order to regain compliance with the NASDAQ listing standard, on October 1, 2024, the Company announced a change in its ADS to equity shares ratio from the current ratio of (1) ADS representing one (1) equity share, to a new ratio, where one (1) ADS represents six (6) equity shares (the “ADS Ratio Change”). The ADS Ratio Change became effective on October 4, 2024. There was no change to the Company’s equity shares. Following the ratio change, the Company regained compliance with the NASDAQ bid price requirement.

SISL raised ₹ 2,500 million through the issue of non-convertible debentures, which were listed on the Bombay Stock Exchange on October 4, 2024. SISL has complied with the requirements of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. The proceeds were utilized to repay existing debt relating to specific data centers.

On October 31, 2024, Kamal Nath retired from his position as Chief Executive Officer (India Operations) of Sify Technologies Limited.  Mr. Nath continues to be a member of the Board of Directors of Sify Digital Services Limited.

On March 3, 2025, the Company made an investment in Sunsure Solar Park Eighteen Pvt. Ltd amounting to ₹ 9.97 million (approximately US$ 0.12 million).

FY 2025-2026:

On May 15, 2025, Dr. Ajay Kumar resigned from the Board of Directors (the “Board”) of Sify Technologies Limited with immediate effect.  Dr. Kumar was an independent director, a member of the Board’s audit committee, and Chairman of the Board’s compensation/nomination and remuneration Committee.  His resignation was not the result of any dispute or disagreement with the Company, its management, or the Board regarding the Company’s operations, policies, or practices, but rather due to his assuming the position of Chairman, Union Public Service Commission pursuant to the order of the President of India.

On May 21, 2025, the Company notified NASDAQ of Dr. Kumar’s resignation, and the resultant non-compliance with Nasdaq Listing Rule 5605(b)(1), requiring that the majority of the Board be composed of independent directors, and Nasdaq Listing Rule 5605(c)(2), requiring that there be at least three members of the Board’s audit committee.  The Company indicated its intent to rely on the cure periods in Nasdaq Listing Rules 5605(b)(1)(A) and 5605(c)(4)(B).

On June 5, 2025, the Company received a letter from the Listing Qualifications Department of NASDAQ indicating that, due to Dr. Kumar’s resignation, the Company no longer complied with NASDAQ’s independent director and audit committee requirements as set forth in Listing Rule 5605.  In its letter, NASDAQ also indicated that, consistent with Listing Rules 5605(b)(1)(A) and 5605(c)(4), the Company would be provided with a cure period to regain compliance.

On June 20, 2025, the Board appointed Dr. Ram Sewak Sharma to the Board as an Independent Director, as a member of the audit committee of the Board, and as Chairman of the compensation/nomination and remuneration committee of the Board, to comply with the applicable NASDAQ rules. His appointment was subsequently approved by the shareholders at the Annual General Meeting of the Company held on August 14, 2025.

On July 8, 2025, the Company received a letter from the Listing Qualifications Department of NASDAQ notifying the Company that it had regained compliance with the continued listing requirements under Nasdaq Listing Rules 5605(b)(1) and 5605(c)(2).

Sify Technologies Limited appointed JPMorgan Chase Bank, N.A. (“JPMorgan”) as successor depositary for the Company’s American Depositary Receipt (“ADR”) program, effective July 23, 2025. In connection with the appointment, the Company entered into an amended and restated deposit agreement with JPMorgan governing the ADR program (the “A&R Deposit Agreement”). A registration statement on Form F-6 relating to change of depositary for the ADR program was filed with the U.S. Securities and Exchange Commission on July 10, 2025. The change in depositary does not affect the underlying ordinary shares of the Company represented by the ADRs, and holders of outstanding ADRs are not required to take any action in connection with the appointment of JPMorgan as successor depositary.

The A&R Deposit Agreement appoints JPMorgan as successor depositary, replacing Citibank, N.A., amends the prior deposit agreement between the Company and Citibank, N.A. and the form of ADR; and provides for the creation and issuance to holders of American depositary shares, evidenced by Direct Registration ADRs representing Sify’s equity shares deposited with JPMorgan’s custodian. Deposited equity shares are to be held by the custodian for the account and to the order of the depositary for the benefit of holders of ADSs, and may be withdrawn by holders upon surrender of their ADSs. Surrendered ADRs and ADSs are to be cancelled/destroyed by the Depositary.

On August 20, 2025, the Board of Sify Digital Services Limited appointed Som Prakash Satsangi to the Board as an Independent Director.

On September 25, 2025, SISL’s board of directors approved a potential initial public offering (“IPO”) of equity shares of SISL, having par value ₹ 10 each. SISL disclosed such approval and intention for an IPO with BSE Ltd., which made the information publicly available on its website.

On September 25, 2025, SISL, Sify and KSSF entered into a Waiver Cum Amendment Agreement to the KSSF DSA, pursuant to which: (i) the KSSF DSA’s provisions relating to KSSF’s CCD exit rights were amended to align with the structure of SISL’s proposed initial public offering and listing of its equity shares (the “IPO”); (ii) KSSF waived certain rights, including its preemptive rights for the issue of new securities (solely in relation to the shares issued as part of the IPO), its entitlement to provide input on SISL’s annual business plan, its rights under the KSSF DSA’s information covenants, its right to inspect SISL’s books and records, and its right to nominate an observer to SISL’s board of directors; and (iii) KSSF consented to SISL’s raising of capital by way of the IPO, aggregating up to INR 25,000 million (including a possible pre-offering placement of up to ₹ 5,000 million) and an offer for sale of equity shares by existing holders aggregating up to ₹ 12,000 million, as well as to related amendments to SISL’s Articles of Association and capital structure.

On September 25, 2025, SISL, Sify and KSSF entered into a Waiver Cum Amendment Agreement to the KSSF Put Option Agreement, pursuant to which: (i) the parties agreed to change the nomenclature of the KSSF Put Option Agreement (and all references therein) to the “Sale Right Agreement”; and (ii) Sify’s obligation to purchase the Series 1 CCDs and Series 2 CCDs upon KSSF’s exercise of its put option was deleted, solely in relation to the IPO.

On September 25, 2025, SISL, Sify and KDCF entered into a Waiver Cum Amendment Agreement to the KDCF DSA, pursuant to which: (i) the KDCF DSA’s provisions relating to KDCF’s CCD exit rights were amended to align with the structure of SISL’s proposed IPO; (ii) KDCF waived certain rights, including its preemptive rights for the issue of new securities (solely in relation to the shares issued as part of the IPO), its entitlement to provide input on SISL’s annual business plan, its rights under the KDCF DSA’s information covenants, its right to inspect SISL’s books and records, and its right to nominate an observer to SISL’s board of directors; and (iii) KDCF consented to SISL’s raising of capital by way of the IPO, aggregating up to INR 25,000 million (including a possible pre-offering placement of up to INR 5,000 million) and an offer for sale of equity shares by existing holders aggregating up to INR 12,000 million, as well as to related amendments to SISL’s Articles of Association and capital structure.

If SISL’s IPO proceeds and closes as contemplated, it is expected to constitute a “Qualified IPO,” as defined under the KSSF DSA, the KDCF DSA, and the Sale Right Agreement, each as amended. Pursuant to the “Qualified IPO,” all CCDs issued under the KSSF DSA and the KDCF DSA would be converted into equity shares and, consequently, result in the termination of the KSSF DSA, the KDCF DSA, and the KSSF Put Option Agreement.

SISL, one of our subsidiaries has instituted an employee share-based payment scheme titled the “SISL Employee Stock Option Plan 2025” (the "SISL ESOP 2025"), which was approved by its shareholders at the general meeting held on September 26, 2025, for granting up to 30 million options. Under the SISL ESOP 2025, eligible employees of SISL and Sify Technologies Limited may be granted options to acquire equity shares of SISL upon payment of the grant price. Each option is convertible into one equity share upon exercise. The options vest subject to continued employment and achievement of specified performance conditions, with 40% vesting after two years from the grant date and the remaining 60% vesting over the subsequent three years in equal half-yearly tranches. Vesting is linked to both individual performance and SISL performance parameters relating to capacity billed, revenue and EBIT. The options may be exercised upon occurrence of a liquidity event such as an initial public offering or strategic sale, in accordance with the terms of the SISL ESOP 2025. The options do not carry rights to dividend or voting prior to exercise.

On October 17, 2025, SISL - one of our subsidiaries, publicly filed a draft red herring prospectus with the Securities and Exchange Board of India, BSE Limited, and the National Stock Exchange of India Limited, in connection with its proposed IPO. The proposed IPO is expected to include a new issue of SISL equity shares aggregating up to ₹25,000 million and an offering of equity shares aggregating up to ₹12,000 million by certain existing and eligible shareholders of SISL. The IPO is subject to receipt of requisite regulatory approvals market conditions and other applicable considerations.

During the year ended March 31, 2026, Sify made investments in (i) Murli Solar Enery Private Limited amounting to ₹ 13.91 million (approximately US$ 0.16 million) on April 21, 2025; (ii) Sunsure Solar Park Eighteen Private Limited amounting to ₹ 89.77 million (approximately US$ 1.05 million) on May 14, 2025; (iii) Murli Solar Enery Private Limited amounting to ₹ 24.49 million (approximately US$ 0.27 million) on November 25, 2025; and (iv) Murli Solar Enery Private Limited amounting to ₹ 10.18 million (approximately US$ 0.11 million) on January 09, 2026.

 On February 7, 2026, SISL’s board of directors approved the conversion of and allotment of previously issued compulsorily convertible secured debentures (“CCDs”) into equity shares of SISL.  The conversion resulted in KSSF receiving a total of 32,380,709 equity shares of SISL, or approximately 5.36% of the total equity shares of SISL, and KDCF receiving a total of 37,386,997 equity shares of SISL, or approximately 6.19 % of the total equity shares of SISL.  The resulting conversion leaves Sify as the majority holder of SISL, with 53,482,589 equity shares of SISL, or approximately 88.45% of the total equity shares of SISL.

As a result of the conversion, no CCDs under either the KSSF DSA or the KDCF DSA remain outstanding, and the KSSF DSA, the KDFC DSA, and the KSSF Put Option Agreement (as amended and renamed the “Sale Right Agreement”) have expired in accordance with their terms.  The conversions were undertaken as part of SISL’s ongoing potential IPO and the listing of its equity shares on BSE Limited and National Stock Exchange of India Limited.

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

Opportunities. The advent of ICT has unlocked numerous opportunities for businesses and institutions, allowing them to adapt and thrive in the digital age. Key opportunities include:

•         Enhanced Efficiency: Automation of routine tasks through ICT services reduces manual intervention, leading to increased productivity. For instance, cloud computing enables organizations to streamline their operations and access resources on-demand, minimizing downtime and operational costs.

•         Improved Customer Engagement: Digital platforms facilitate real-time interaction with customers. Through social media, mobile applications, and chatbots, businesses can engage with their customers more effectively, tailoring their services to meet specific needs and preferences.

•         Data-Driven Decision Making: ICT services enable organizations to gather, analyse, and interpret vast amounts of data. This data-centric approach empowers businesses to make informed decisions, predict market trends, and personalize offerings, ultimately driving revenue growth.

•         Global Reach: With ICT services, companies can easily expand their operations beyond geographical boundaries. E-commerce platforms and digital marketing strategies allow businesses to reach a global audience, opening new markets and increasing their customer base.

•         Innovation and Agility: ICT fosters a culture of innovation by providing tools and platforms for rapid prototyping and agile development. Organizations can quickly adapt to changing market conditions, launching new products and services faster than ever before.

Skilled Manpower. As organizations embark on their digital transformation journeys, the demand for skilled manpower has surged. The integration of ICT services requires professionals who can navigate the complexities of digital technologies. This demand manifests in several ways:

•         Specialized Skills: Professionals with expertise in areas such as cloud computing, data analytics, cybersecurity, and artificial intelligence are increasingly sought after. These skills are essential for implementing and managing ICT services that drive digital transformation.

•         Continuous Learning: The rapid evolution of technology necessitates ongoing education and training. Organizations are investing in upskilling their workforce to keep pace with technological advancements and maintain a competitive edge.

•         Interdisciplinary Knowledge: The convergence of ICT with other fields, such as finance, healthcare, and education, calls for professionals who possess a blend of domain-specific knowledge and ICT skills. This interdisciplinary approach enhances problem-solving capabilities and fosters innovation.

•         Leadership and Change Management: As organizations adopt digital strategies, there is a growing need for leaders who can guide teams through the transformation process. Effective change management skills are crucial to address resistance and ensure successful adoption of new technologies.

Breadth of Appropriate Tools. The digital transformation journey is heavily reliant on a diverse array of ICT tools that cater to different organizational needs. The breadth of these tools provides businesses with the flexibility to choose solutions that align with their specific goals. Key categories of tools include:

•         Cloud Services: Cloud computing offers scalable infrastructure and services, enabling organizations to reduce costs and improve accessibility. Tools like Amazon Web Services (AWS) and Microsoft Azure allow businesses to deploy applications quickly and efficiently.

•         Collaboration Tools: Platforms such as Slack, Microsoft Teams, and Zoom facilitate remote work and enhance collaboration among teams. These tools enable seamless communication and project management, fostering a culture of teamwork regardless of physical location.

•         Data Analytics Platforms: Tools like Tableau, Power BI, and Google Analytics empower organizations to analyze data and gain actionable insights. This capability is vital for informed decision-making and optimizing business strategies.

•         Cybersecurity Solutions: As digital transformation increases exposure to cyber threats, robust cybersecurity tools are essential. Solutions such as firewalls, intrusion detection systems, and encryption software protect sensitive data and ensure compliance with regulations.

•         Customer Relationship Management (CRM) Systems: Platforms like Salesforce and HubSpot help organizations manage customer interactions effectively. These systems enable personalized marketing, sales tracking, and customer service enhancements.

Sound Infrastructure. The backbone of successful digital transformation lies in a sound ICT infrastructure. Without a robust infrastructure, organizations may struggle to implement and leverage ICT services effectively. Key components of a sound infrastructure include:

•         Network Reliability: A strong and reliable network is fundamental to ensuring uninterrupted access to ICT services. High-speed internet connectivity and resilient networking solutions are critical for seamless operations.

•         Data Storage Solutions: As data generation continues to rise, efficient data storage solutions are essential. Organizations need scalable storage options, such as cloud storage and data warehouses, to manage and analyze large volumes of data securely.

•         Integration Capabilities: Effective digital transformation often requires the integration of various ICT tools and platforms. A well-designed infrastructure should support interoperability between systems, enabling data sharing and streamlined processes.

•         Scalability: Organizations must invest in scalable infrastructure that can grow with their needs. This flexibility allows businesses to adapt to changes in demand and technological advancements without incurring significant costs.

•         Security Measures: Robust security measures are crucial to protecting organizational data and maintaining customer trust. This includes implementing firewalls, encryption, and regular security audits to safeguard against potential breaches.

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

Strategy

Our foremost objective is to enable digital transformation for our customers and equip them with the necessary tools, infrastructure and connectivity for such. In doing so, we seek to deliver value to all our stakeholders; be they employees, suppliers, environment, shareholders and the society at large.

In 2026, our strategy was enhanced to advance the portfolio of services around “digital@core” to “AI@core”. AI is redefining the landscape of our current capabilities, enabling us to deliver advanced solutions that support our customers in accelerating their digital transformation journeys. Building on the foundation of our cloud-centric approach—where we successfully facilitated cloud migration, adoption, and scalable infrastructure—we are now expanding our strategy to integrate AI across our offerings. This evolution allows us to transform not only IT infrastructure but also applications and business processes, delivering greater value and impact. Our previous investments have laid a strong foundation, and we will continue to invest in expanding our capabilities and resources. At the same time, we are enhancing our internal operations through automation technologies to drive efficiency and innovation. Our AI-augmented solutions are being productized to meet the evolving needs of both domestic and global markets, aligning with the broader industry shift toward intelligent and automated digital ecosystems.

Key highlights of our strategy execution during fiscal year 2026 are as follows:

1.	Continued Investments in Future-Ready Infrastructure and Technologies

The three independent businesses received multiple capital, strategic and operational inputs through the year. On the network side, the business commissioned the National Long Distance fiber between four cities involving a total length of approximately 9,000 kilometres of both primary and secondary networks. For the Data Center business, capital investment continued for both ongoing projects in Mumbai and also for upcoming projects. Further capital was invested into our Edge Data Centers, with the first one ready for customers and several more being financed.

2.	Driving Scale Through Standardized Solutions

The digital solutions portfolio has been completely revamped with focus on agentic AI solutions that will complement the current suite of Network and Data Center solutions.  Each of the solutions are built to scale up along with customers demands across industries and geographies. This allows us to serve a broader customer base with greater consistency and efficiency. The net result is a better overall customer experience. The elasticity of the platform enables us to project for the future while enabling solutions for the present.

3.	Advancing Automation and Intelligence Through Technology Investments

We continue to strengthen our technology capabilities through investments in modern platforms and automation solutions across the enterprise. These initiatives are designed to improve operational efficiency, deepen customer interactions, and unlock insights from extensive data analytics. By doing so, we aim to drive stronger business outcomes and support informed, insight-led decision-making throughout the organization.

4.	Upskilling our employees

We have invested in upskilling of our employees through our learning and development programs. Training is done through various modes like ILT, VILT, eLearning and webinars. Around 4,831 associates have taken advantage of the eLearning platforms. Around 534 (438 courses and 96 assessments) learning solutions and 33,902 courses in Percipio (online third-party portal collaboration with our company) have been internally created amounting to an aggregate duration of more than 198,729 hours including compliance and induction.

In line with specific business needs, certification programs are organized with a twin objective of meeting business goals and providing associates with an opportunity to strengthen their conceptual, functional and technical expertise.

Service Offerings

Our operating segments are as follows:

1)	Network Services

2)	Data Center Services

3)	Digital Services

1)	Network Services

We offer a range of managed services to our clients through a network that reaches more than 1,700 towns and cities in India, with over 3,400 points of presence. Our Global Network Operations Center has over 500 associates managing network and network devices of various customers across the globe. Our network extends across the globe with seven international points of presence and seamless network to network interconnection with multiple global network providers. We have an open cable landing station in India which lands two of the cable systems that come into India.

Our network is built with a combination of leased capacities, leased fiber and owned fiber. Our strength has been (i) delivering services via wireless last mile, which helps our strategy of hyper reach and (ii) our investments in building fiber network in major cities which helps us deliver hyper scale network to our clients. Our lease capacities from multiple telecommunication operators build redundancies relevant to our architecture. We are carrier agnostic. The prices of network capacities that we procure have been relatively stable over the years. We have our network spread across more than 1700 towns and cities and between them have more than 125,000 enterprise end points. Our network is managed by our associates and in certain cases through our field partners who troubleshoot and resolve tickets. Our rental of network nodes is a combination of full lease and colocation basis, which enables optimum operating costs for our network. The major cost for our network operations center is employee costs.

The focus of the Network Services is on the following lines:-

▪         India Network Business – Catering to the growing data communication needs of enterprises in India that demand agility and security, we offer Internet, MPLS and other infra services to enterprise and hyperscale customers.

▪         Global Network Business – Catering primarily to international carriers wanting to access Indian markets for Dedicated Internet Access, India In MPLS, Layer 1/Layer 2 and managed services

▪         Wholesale Voice – Addressing the ‘India termination’ using ILDO license and Hubbing services for termination outside India.

▪         Retail Voice – We offer services in the retail voice market in partnership with international players.

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

•         ExpressConnect(TM) is our offering of a premium range of high-performance Internet bandwidth solutions for connecting regional offices, branch offices and remote locations to the corporate network. These solutions complement our SiteConnect range of MPLS enabled IPVPN solutions, provide high-speed bandwidth in those situations where basic connectivity and cost are the top concerns.

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

o        GlobalCloudConnect (“GCC”) provides seamless connectivity to global cloud service providers and multiple direct interconnects to Cloud Service Providers in India, such as Amazon web services (AWS), Microsoft Azure and Google Cloud Interconnect.

o

Oracle FastConnect provides access to Oracle Cloud across the globe, leveraging GCC and Interconnection in major data centers. GCC interconnects with Oracle cloud infrastructure ensuring fast and reliable access to the cloud region.

o	AMS-IX is private internet exchange set up in Mumbai in partnership with Amsterdam Internet Exchange by which we offer services of private peering for the content providers and the private ISPs.

o	CleanConnect(TM) provides managed and secured internet connectivity to customers.

o

RoamConnect(TM), is our national and international remote access VPN, which is used for securely connecting employees, while they are traveling, to the corporate intranet. Roam Connect features “single number access” to SifyNet from anywhere in the country and provides access from anywhere in the world through Sify’s alliances with overseas service providers.

o	SiteConnect (TM) offers site-to-site managed MPLS-enabled IPVPN solutions for securely connecting regional and large branch offices within India to the corporate Intranet.

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

We pioneered the Data Center business in India with the first commercial Data Center in Vashi in the year 2000. Today, we offer a combined IT power of close to 200 MW across our 14 Data Centers, located in all the major business districts. We believe Sify Data Centers have distinguishing features that help customers to stay ahead of the competition. Apart from all of them being concurrently maintainable, the Rabale campus comes with an on-premise substation and the Noida Data Center is amongst the few green Data Centers available in India. Our Data Centers are built in accordance with the 5th generation Sify Data Center Architecture and operate on an ITIL-based service delivery framework. These Data Centers have highly scalable IT infrastructure with mature operational processes, strong vendor relationships, and provide industry standard IT support functions. All our Data Centers follow professional standards of ISO 9001 for quality, ISO 27001 for information security and ISO 20000 for service delivery. The Company is also investing in Edge Data Centers in select cities based on customer requirements.

Power is the major source of input for our Data Center operations. We source power from state electricity boards for our Data Centers. We are conscious of our dependencies on a continuous power supply and the ensuing carbon footprint. Therefore, we have also invested in renewable sources of power.

3)	Digital Services

We re-organized our offerings under the Digital Services segment to provide better strategic directions on decision making, funding and operations. These are also in line with the market demands of customers where products from our digital services portfolio are often bundled together to provide a seamless digital transformation experience for our customers.

Network Managed Services: We manage customers using our network and third-party network.

•

Network Operations Center (NOC) services offer full network, device and performance monitoring across network infrastructure and providers. We offer Shared NOC, Dedicated NOC and Hybrid NOC services to customers.

•	DDoS Protect services offer corporate customers protection from Distributed Denial-of-Service (DDoS) attacks.

•

Managed SDWAN is a transformational approach to design enterprise WANs to simplify deployment and management of the network. Managed SDWAN has features such as intelligent routing, faster troubleshooting, zero-touch provisioning, providing application level visibility, security, network management and performance management.

•	Edge Connect (Managed WLAN) provides Managed Wi-Fi solutions to connect devices to the network of the customer and the Internet at customer locations.

•

Internet of Things (IoT) services leverages our network, cloud, applications and network integration capabilities to deliver turnkey solutions to our customers ranging from employee/vehicle tracking to smart metering, smart energy monitoring. We have both off-the-shelf solutions and customized solutions to solve customer problems.

Enterprise Cloud services: We offer ready-to-use compute instances on a robust, dedicated, on-demand and scalable platform to host applications and data, including the workloads of AI/ML, big data, core business-critical solutions, and DR needs on a pay-per-use basis. Managed by Sify’s 24×7-available cloud experts and intelligent, state-of-the-art management platform, hyperscale public-cloud-adjacent data centers, network, and security services, we help organizations fast track their cloud adoption journey from hosted to hybrid to public cloud integrated solution at scale. Under this service, we offer Compute-as-a-Service, Storage-as-a-Service, Network-as-a-Service, Security-as-a-Service, Platform-as-a-Service, Backup-as-a-Service, Desktop-as-a-Service and DR-as-a-Service. We also offer advisory and migration services for our customers.

Cloud and Managed Services: Our Remote and Onsite Infrastructure Managed services provide continuous proactive management and support of customer operating systems, applications and database layers through the deployment of specialized monitoring tools and infrastructure experts to ensure that our customers’ infrastructure is performing optimally. We offer hyperscale partner Cloud services, Multi-cloud management services, CDN Services and hybrid cloud management security services.

Security Services: Our Managed Security Services are overseen by Sify’s security experts, using the latest tools and technologies to monitor customer’s infrastructure and network every minute of every day. They monitor all events and, provide proactive and real-time attack mitigation. The services are based on the Sify Cyber Threat Intelligence Framework, which is a set of comprehensive services and best practices developed over the past decade. We also offer digital signature services. Most of our associates have to carry additional certifications or skillsets to offer managed services for our customers. We also offer turnkey solutions to clients who are new to both technology and technology refreshes. We do this by leveraging our home-grown expertise in design, implementation and maintenance to deliver end-to-end managed IT services across datacenters, network and security.

Sify Application Services: Our application services were built to leverage on our network, cloud, security capabilities and integrator strengths. We offer applications that were developed in house and also manage industry standard applications. Our offerings are:

•

Talent Management: Our in-house application through which we offer solutions such as online examination services, online registration services and student lifecycle management services to our customers.

•

Supply Chain Management: Forum NXT offers tools to effectively manage our customers’ front-end supply chain. It offers an integrated inventory system software and financial accounting systems that can be used by all stakeholders in the distribution network of customers. Forum NXT automates salesforce operations with an inventory management mobile app for order tracking, market surveys, and more.

•

eLearning: Our eLearning services create immersive and engaging learning experiences with new technology and interactive learning. Our innovative eLearning technologies and courseware solutions leverage the power of the web, mobile and the cloud. We offer custom solutions to customers to develop their courses using modern technologies like virtual reality, game based learning and interactive 3D learning in addition to more traditional methods like instructor-led training and video-based learning modules.

•	Full Stack observability and Digital Asset management Services.

Enterprise Application services: We offer a wide range of services across industry applications as detailed below:

SAP Services: We offer a range of support services, and our experts help with all aspects, including SAP implementation and maintenance, SAP GST ready, SAP Basis and SAP HANA cloud hosting, and system improvements and innovation strategies. With our vast experience across geographies and industries, we believe we have the right people, practices, and solutions to help organizations generate the return on their SAP investments and build a transparent business.

Microsoft Services: We offer support and implementation services for Microsoft Office 365, Azure cloud solutions and SQL enterprise grid.

Oracle Services: We help customers deploy their Oracle applications and business critical infrastructure, either in their Data Center over the Cloud. We help organizations of all sizes to deploy, migrate, integrate, develop, enhance, optimize, monitor and manage Oracle software, platforms, and infrastructure.

Corporate Customers

Our customers from India are spread across industries and range in sizes from Large Corporations to Small and Medium Businesses. We have customers across industries like Banking Financial Services and Insurance, Manufacturing, Retail and Distribution, Pharmaceuticals, Media, Printing and Publishing, Information Technology Enabled Services, Telecommunication, Power, Public Sector Units and Governments. We have more than 10,000 customers to date. We also have our wholesale businesses with fellow carriers for data, voice and data center services.

Percentage of total revenue by geographic segment for the last three fiscal years were as follows:

Geography	2026	2025	2024
India	93.00%	92.39%	93.46%
Rest of the world	7.00%	7.61%	6.54%

Percentage of total revenue by operating segment for the last three fiscal years were as follows:

Operating Segment	2026	2025	2024
Network Services	39.29%	39.57%	41.15%
Data center services	39.04%	35.59%	31.02%
Digital Services	21.67%	24.84%	27.83%

During the 2025-2026 fiscal year, revenue from one of our customers in the data center and network services segment was ₹ 8,809 million which is more than 10% of the Group’s total revenue.

Customer Service and Technical Support

We have a single window help desk for all our customers across different service lines. This helps our customers reach the right technical support and get issues resolved quickly. We support multiple support modes, including telephone calls, emails and WhatsApp messages from our clients. We provide 24x7 support for enterprises services.

Sales and Marketing

Our sales and marketing functions are structured based on geographies to cater to the needs of respective markets. We have sales and marketing teams in India, Singapore, the United Kingdom and the United States. The Indian sales force is further divided into regions such as North, East, West, South and also based on the customer segment such as the Digital Sales Team and Wholesale. The Singapore team is responsible for the rest of Asia Pacific region; the United Kingdom team is responsible for the European market; and the United States team is responsible for coverage across North America.

Technology and Network Infrastructure

Geographic coverage:

Our network today reaches more than 1700 towns and cities which among them have more than 125,000 links. We own this entire network, giving us complete control over its technology, traffic and speed. These points of presence, or primary nodes, reside at the core of a larger Internet protocol network with a star and meshed topology architecture thereby building in redundancy at every point and translating into minimum downtime for customers.

Today we offer the following services to our enterprise and consumer customers using our network.

•	Internet access services,
•	IP/ MPLS Virtual private networks
•	SD WAN services
•	Cloud Interconnect
•	Internet based Voice services
•	Layer 1 / Layer 2 networks
•	Data center / cloud interconnections

Each point of presence contains data communications equipment housed in a secure facility owned, leased or operated on an infrastructure co-location basis by our Company. The last mile connection to the customer can be a leased line, ISDN or point-to-multipoint radio link that we have licensed from the Wireless Planning Commission. In some locations, we also use certain radio frequencies, which do not require an operating license. Our larger corporate customers access the point of presence directly through leased lines or wireless links.

Network Architecture. We aim to ensure network reliability through several methods. We use routers to route traffic between nodes interconnected using a high-speed interface. Most of our applications and network verification servers are manufactured by market leaders in telecommunications equipment.

The primary nodes on the backbone network are connected by multiple high-speed fiber optic lines that we lease from long distance operators. The secondary nodes are connected by leased lower speed lines. A number of nodes are accessible from at least two other nodes, if not, by two long distance operators, allowing us to reroute traffic in the event of failure on one route. We try to reduce our exposure to failures on the local loop by locating our POPs within range of service providers, switching equipment and purchasing connectivity from multiple providers. To further maximize our network uptime, our POPs are almost completely connected to the switching points of our service providers by fiber optic cables.

In addition to an emphasis on reliability and security, our network design philosophy has focused on compatibility, interoperability, scalability and quality of service. We use Internet protocol with Multi-Protocol Label Switching(“MPLS”), to transmit data, thus ensuring that our network is completely interoperable with other networks and systems and that we may port any application onto our network. The modular design of our network is fully scalable, allowing us to expand without changing the network design or architecture.

Network Operations Center.  We maintain a network operation center located in Chennai (Madras) and backup facilities in Mumbai (Bombay) and Hyderabad. The Chennai facility houses our central network servers as well as our network staff who monitor network traffic, service quality and equipment at all our POPs to enhance network reliability. These operation centers are staffed 24-hours-a-day, seven-days-a-week. We have backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability.

Data Center Infrastructure. We operate 14 concurrently maintainable Internet Data Centers, of which seven are located in Mumbai, two are located in each of Noida and Chennai, and one is located in each of Bangalore, Hyderabad and Kolkata. We offer managed hosting, security and infrastructure managed services from these facilities. These Data Centers are completely integrated with our IP / MPLS network which provides seamless connectivity for our customers from their premises to their applications hosted in the Data Centers.

Competition

The market we operate in is extremely competitive as the technology landscape is rapidly changing. While we compete with large incumbent players, we also face competition from smaller niche technology companies. We respond to Requests for Proposals from customers. Our ability to operate across the spectrum of ICT has enabled us to win many customers for a la carte integrated solutions. We expect competition to intensify further with the digital revolution giving rise to many smaller companies and also due to the trend of insourcing technology services by our customers.

Given our wide range of services, our competition is also extensive and varied. As the markets in India for corporate network/data services, Internet access services and online content expand, we will continue to see the entry of newer competitors and those with greater resources.

Individually, we expect to see competition intensify from established players like Reliance Jio, TATA Communications and Bharti for telecommunications services, Ctrl S, STT, Nxtra and Net Magic for Data Centers, proprietary leaders like IBM and localized players like Ramco for Cloud services, and traditional software leaders like Infosys, HP, Wipro and TCS for Applications Integration services.

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

Our network business operations are dependent on licenses issued by the TRAI it is subject to annual gross revenue payments, which are subject to changes if the government changes regulations in the future.

Government Regulation

Our business is subject to comprehensive regulation by the Indian Ministry of Communications through the Telecom Commission and the DOT, pursuant to the provisions of the Indian Telegraph Act of 1885(the “Telegraph Act”), the India Wireless Telegraphy Act, 1933( the “Wireless Act”), the Information Technology Act, 2000 (“the “IT Act”) and the terms of our Internet service provider license issued by the DOT. Pursuant to the Telegraph Act, the provision of any telecommunications services in India requires a license from the Government, obtained through the DOT. While the Telegraph Act sets the legal framework for regulation of the telecommunications sector and the Wireless Act regulates the possession of wireless telegraphy equipment, much of the supervision and regulation of our Company is implemented more informally through the general administrative powers of the DOT, including those reserved to the DOT and other Government agencies under our license.

In March 1997, the Government established the Telecom Regulatory Authority of India (the “TRAI”), an independent regulatory authority, under the provisions of the Telecom Regulatory Authority of India Act. The TRAI is an autonomous body consisting of a chairperson and at least two and not more than four members.

Under the Telecom Regulatory Authority of India Act, the functions of the TRAI are to:

•

make recommendations on (i) the need and timing for the introduction of new service providers, (ii) the terms and conditions of licenses granted to service providers, (iii) the revocation of licenses for non-compliance, (iv) measures to promote competition, growth and efficiency in the operation of telecommunications services, (v) technological improvements in the services provided by service providers, (vi) the type of equipment to be used by service providers, (vii) measures for the development of telecommunications technology and the telecommunications industry and (viii) the efficient management of the available spectrum;

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

On May 31, 2012, the Union Cabinet approved the National Telecom Policy-2012 (NTP-2012), and the Cabinet also approved introduction of the Unified License regime, wherein all telecommunications-based Government approvals are handled under one umbrella and (managed by the DOT). The DOT issued the Guidelines for Grant of Unified License on August 19, 2013 and also the Unified License Agreement on August 2, 2013 along with a Corrigendum dated August 29, 2013.

As per the new Guidelines, any company applying for renewal of a license under the Unified License regime, must apply for all its required licenses from DOT under the new Unified License regime. The Company signed the Unified License Agreement with the GOI on June 2, 2014, valid for 20 years.

In 2016, the TRAI announced a new Virtual Network Operator license as a part of the Unified License regime to bring more players into the market through a resale model. The Company applied and has been allotted this license for Chennai circle.

In October 2021, the DOT issued an amendment to clarify the definition of Applicable Gross Revenue (“AGR”) as follows:

AGR shall be equal to Gross Revenue (“GR”) of the licensee as reduced by the items listed below:

i.         Revenue from operations other than telecom activities/ operations.

ii.       Revenue from activities under a license/ permission issued by Ministry of Information and Broadcasting.

iii.     Receipts from the USO Fund.

iv.     List of other income* to be excluded from GR to arrive at AGR

a)       Income from Dividend

b)       Income from Interest

c)       Capital Gains on account of profit of Sale of fixed assets and securities

d)       Gains from Foreign Exchange rates fluctuations

e)       Income from property rent

f)        Insurance claims

g)       Bad Debts recovered

h)       Excess Provisions written back.

Organizational Structure

A list of subsidiaries and relevant information about them is provided in Exhibit 8.1 to this Annual Report.

Property, Plant and Equipment

Investment in Network services

We own our corporate headquarters located in Chennai (Madras), India, which is approximately 100,000 square feet, and a regional office in Mumbai (Bombay), which is approximately 20,000 square feet. We have leased a network operations center in Chennai, which is approximately 3,500 square feet.

Our network operations center in Chennai houses our central network servers as well as our network staff who monitor network traffic, service quality and equipment at all our POPs, to enhance network reliability. We have POPs in over 1,700 towns/cities across India. Most of our POPs are staffed 24-hours-a-day, seven-days-a-week. Our POPs average approximately 750 square feet at each location. We have backup power generators and software, and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability. Our property, plants and equipment are pledged as collateral under loans / working capital facilities from banks.

The Company is part of a sub-consortium of the Europe India Gateway, which provides undersea cable capacity between London and Mumbai. The gateway went live in 2013 and was upgraded during fiscal years 2015, 2016, 2018, 2019 and 2021. Being a part of the gateway adds significant capacity, leading to our ability to service larger customers. The Company also lands international cable systems MENA and GBI at its landing station in Versova, Mumbai.

Investment in Data Centers

We offer a total built capacity of 192.36 MW and an operational capacity of 128.40 MW across our 14 Data Center facilities. All our Data Centers are concurrently maintainable, our Rabale campus comes with an on-premises substation, and our Noida DC is amongst the few green data centers in India. Our Data Centers provide high-level security features like perimeter fence, gates, fire suppression, and 24x7 security officers. All critical areas have Biometric Readers, Smart Card Access, and 24x7 CCTV surveillance. The Noida and Rabale Data Centers have Z level security with advanced fire alarms, aspirating smoke sensors, multilevel access control, and automatic fire suppression. We continue to expand our capacity to meet the rising demands of data centers.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The financial statements of the Company included in this Annual Report on Form 20-F have been prepared in accordance with the English version of International Financial Reporting Standards as issued by International Accounting Standards Board. The information set forth in the Operating and Financial Review and Prospects is for the Company’s three most recent fiscal years. The discussion, analysis and information presented in this section should be read in conjunction with our financial statements included herein and the notes thereto. See Note Regarding Forward-Looking Statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including, but not limited to, those described below and elsewhere in this annual report, particularly in the risk factors described in “Part I — Item 3 Key Information — Risk Factors.”

Operating Results

This information is set forth under the caption entitled “Management's Discussion and Analysis of Financial Condition and Results of Operations” below. Further, information relating to Government and, economic policies or other factors which have materially affected, or could materially affect, directly or indirectly, the Company’s operations, is set forth under the caption entitled ‘Risk Factors’ above.

Liquidity and Capital Resources

This information is set forth under the caption entitled “Management's Discussion and Analysis of Financial Condition and Results of Operations” below.

Research and Development

This information is set forth under the caption entitled “Management's Discussion and Analysis of Financial Condition and Results of Operations” below.

Trend Information

This information is set forth under the caption entitled “Management's Discussion and Analysis of Financial Condition and Results of Operations” below.

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

Our mission is to build a world in which our converged ICT ecosystem and our ‘bring it on’ attitude will bring a competitive advantage to our customers. Our three core values, which are called ‘The Sify way’, are: (1) put customers’ needs first, (2) be accountable, and (3) trust the team.

Our primary geographic markets are India and the rest of the world. Our revenue is derived from providing services to enterprise customers, comprising (a) Network services, (b) Data Center services, and (c) Digital Services, which represent our operating segments.

We were incorporated on December 12, 1995 in Andhra Pradesh, India as Satyam Infoway Private Limited, a Company under the Indian Companies Act to develop and offer connectivity-based corporate services in India. We completed our initial public offering of ADSs in the United States in October 1999. We listed our ADS on the NASDAQ Global Market on October 19, 1999. We shifted our registered office to Chennai, Tamil Nadu beginning April 1, 2003. On July 11, 2017, our ADS listing moved to the NASDAQ Capital Market.

 Digital revolution is driving our customers and prospective customers to transform in every aspect of their businesses, including the entire spectrum of ICT from network, storage, virtualization, network integration, analytics and applications on the cloud. We aim to keep our customers ahead in this digital journey with our innovative products and solutions.

Our strategy was enhanced to advance the portfolio of services around “digital@core” and “AI@core”. AI is redefining the landscape of our current capabilities, enabling us to deliver advanced solutions that support our customers in accelerating their digital transformation journeys. Building on the foundation of our cloud-centric approach—where we successfully facilitated cloud migration, adoption, and scalable infrastructure—we are now expanding our strategy to integrate AI across our offerings.

Revenues

Network Services

Revenues from Network Services primarily come from providing network infrastructure such as NLD/ILD services, IPVPN services, Internet connectivity and last mile connectivity and from the installation of connectivity links. In certain cases, these elements are sold as a package consisting of all or some of the elements. We provide these services for a fixed period of time at a fixed rate regardless of usage, with the rate for the services determined based on the type of service and capacity provided, scope of the engagement and the Service Level Agreement, or SLA.

We provide NLD and ILD services and carry voice traffic for Inter-connect Operators. Revenue is recognized based upon metered call units of voice traffic terminated on our network.

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

Digital Services

Revenues from Digital Services are primarily from Network Managed services, Enterprise Cloud services, Managed Services, Security Services and Application services.  The revenues from Network Managed services, Enterprise Cloud services and Managed Services are primarily fixed in nature and for a period of time. Revenues from Security Services and Application services comprise value-added services, operations and maintenance of projects and remote infrastructure management. Contracts from this segment are fixed and could also be based on a time and material basis (“T&M”). Turnkey projects such as DC build and, SoC/NoC build are recognized based on completion of projects and could also be based on T&M.

Expenses

Cost of sales

Network Services

Cost of sales for the corporate network/data services division consists of telecommunications costs necessary to provide services and cost of goods in respect of communication hardware and security services sold, commissions paid to franchisees and cable television operators, the cost of voice termination for voice and VoIP services and other direct costs. Telecommunications costs include the costs of international bandwidth procured from Telcos and are required for access to the Internet, providing leased lines to our POPs, the costs of using third-party networks pursuant to service agreements, leased line costs and costs towards spectrum fees payable to the Wireless Planning Commission for provision of spectrum to enable connectivity to be provided on the wireless mode for the last mile. Other costs include cost incurred towards annual maintenance contracts and the costs of installation in the connectivity business. In addition, the Government levies an annual license fee of 8% of the adjusted gross revenue generated from IP-VPN services and Voice services under the Unified License.

Data Center Services

Cost of sales for Data Center services consist of the cost of electrical power consumed and any other direct cost incurred to provide services. Direct cost includes cost of hardware which is sold to customers.

Digital Services

Cost of sales for the Network Managed Services, Enterprise Cloud Services, Managed services and Security Services consists of the cost of licenses to provide services, the cost of billable resources for Infrastructure Managed services, third party professionals engaged in providing services, delivery team associate cost, hardware and software supplied for turnkey projects, and cost of operations of build-operate-transfer projects.

Cost of sales for Application Services consists of professional charges payable to domain specialists and subject matter experts, cost of billable associates within the e-learning business, cost of operating in third party facilities for online assessments, including invigilator costs and cost of procuring and managing content for the websites, cost of digital certificates and platform usage and other direct costs.

Selling, general and administrative expenses

Selling, general and administrative expenses consist of salaries and commissions for sales and marketing personnel, salaries and related costs for executive, financial and administrative personnel, advertising and other brand-building costs, travel costs, and occupancy and overhead costs.

Depreciation and amortization

We depreciate our tangible assets on a straight-line basis over the useful life of assets, ranging from 3-8 years and, in the case of buildings, 28 years. System Software is amortized over a period of 1-3 years, undersea cable capacity is amortized over a period of 12 years, and other intangible assets with finite lives are amortized over 3-5 years.

Impairment

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”). The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination. For the purpose of impairment testing, corporate assets are allocated to the cash generating units on a reasonable and consistent basis.

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

Inventories

Inventories comprising traded hardware and software are measured at the lower of cost (determined using a first-in, first-out principle) and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Deferred tax

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and associates to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill, as the same is not deductible for tax purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. Deferred tax assets in respect of deductible temporary differences are recognized only to the extent of deferred tax liabilities on taxable temporary differences. MAT credit entitlement has been recognized as a deferred tax asset.

Deferred tax arising on investments in subsidiaries and associates is recognized except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred taxation on the temporary differences arising out of undistributed earnings of the equity method accounted investee is recorded based on management’s intention. If the intention is to realize the undistributed earnings through sale, deferred tax is measured at the capital gains tax rates that are expected to be applied to temporary differences when they reverse. However, when the intention is to realize the undistributed earnings through dividend, the Group’s share of the income and expenses of the equity method accounted investee is recorded in the statement of income, after considering any taxes on dividend payable by the equity method accounted investee and no deferred tax is set up in the Group’s books as the tax liability is not with the group.

Stock compensation expense

A total of 25 million of Sify’s equity shares are reserved for issuance under our Associate Stock Option Plans (“ASOPs”). Our ASOP 2014 was adopted at the Eighteenth Annual General Meeting held on July 28, 2014. As of March 31, 2026, we had an aggregate outstanding of 0.47 million options under our ASOP 2014 with a weighted average exercise price equal to approximately ₹ 74.13 ($0.78) per equity share. Unamortized stock compensation expense as of March 31, 2026 on these options is ₹ 0.12 million (US$ 0.001 million).

A total of 30 million SISL equity shares are reserved for issuance under the SISL ESOP 2025. The SISL ESOP 2025 was adopted at SISL’s Extraordinary Meeting held on September 26, 2025. As of March 31, 2026, we had an aggregate outstanding of 18.79 million options under the SISL ESOP 2025 with a weighted average exercise price equal to approximately ₹ 150.00 ($1.58) per equity share. Unamortized stock compensation expense as of March 31, 2026 on these options is ₹ 731.99 million (US$ 7.73 million).

Results of Operations

The following table sets forth certain financial information as a percentage of revenues:

	Fiscal Year
	2026	2025	2024
	%	%	%
Revenues	100	100	100
Cost of sales	(59.81)	(62.47)	(62.80)
Other operating income	0.84	0.91	1.06
Selling, general and administrative expenses	(18.10)	(18.66)	(18.13)
Depreciation and amortization expenses	(16.21)	(14.12)	(13.40)
Profit from operating activities	6.72	5.66	6.73
Investment Income	0.08	0.47	0.44
Impairment provision on Investment	(0.06)	-	-
Profit before financing and income taxes	6.74	6.13	7.17
Finance income*	0.00	0.03	-
Interest on borrowings	(8.04)	(6.13)	(5.48)
Interest expenses on pension liabilities	(0.03)	(0.01)	(0.01)
Interest expenses on lease liabilities	(0.75)	(0.75)	(0.70)
Net finance income/(expenses)	(8.83)	(6.85)	(6.19)
Profit / (Loss) before tax	(2.09)	(0.72)	0.98
Income tax (expense)/ benefit	(0.95)	(1.25)	(0.51)
Profit / (Loss) for the year	(3.04)	(1.97)	0.47

* Below the rounding off norm adopted by the Group.

Results of year ended March 31, 2026 compared to year ended March 31, 2025

The growth in our revenues in fiscal year 2026 from fiscal year 2025 is given below:

	2025 - 2026	2024 - 2025	Increase/ (decrease)	% Change

Revenues	44,877	39,886	4,991	13%

Fiscal Year 2025-2026 had 13% growth, with an increase in revenues of ₹ 4,991 million (US$53 million) contributed largely by Network Services with revenue growth of ₹ 1,853 million (US$20 million) and Data Center Services with revenue growth of ₹ 3,323 million (US$35 million) which was partially off-set by a decrease in revenue of Digital Services of ₹ 186 million (US$2 million).

The revenue by operating segments is as follows:

	Revenue		Percentage of revenue		Growth %
	2025 - 2026	2024 - 2025	2025 - 2026	2024 - 2025
Network Services	17,634	15,781	39%	40%	(1)%
Data Center Services	17,519	14,196	39%	36%	3%
Digital Services	9,724	9,910	22%	25%	(3)%
Total	44,877	39,887	100%	100%	-

Revenue from Network Services increased by ₹ 1,853 million (US$20 million) primarily due to (i) an increase in revenue of ₹ 1,590 million (US$17 million) from connectivity services, contributed by an increase in capacity by existing and new customer engagements and   (ii) an increase in revenue of ₹ 263 million (US$ 3 million) in voice services, which is attributable to an increase in revenue from our ILD & Hubbing business of ₹ 360 million (US$ 4 million) and a decrease in revenue of ₹ 97 million (US$1 million) in our retail voice business.

Revenue from Data Center Services increased by ₹ 3,323 million (US$ 35 million) on account of new contracts and higher capacity utilization by existing customers.

Revenue from Digital Services decreased by ₹ 186 million (US$ 2 million) mainly due to (i) a decrease in revenue from Application Integration Service of ₹ 527 million (US$ 6 million) primarily from eLearning services, and (ii) decrease in revenue in Network Managed Services of ₹ 674 million (US$7 million) with these decreases partially offset by an increase in revenue from Cloud and Managed Services of ₹ 1,016 million (US$ 11 million),

Other operating income

The change in other operating income was as follows:

	2025-2026	2024-2025	Increase/ (decrease)	% Change
Other operating income	376	363	13	4%

Other operating income increased by ₹ 13 million (US$0.14 million). The increase was primarily on account of an increase in Miscellaneous income of ₹ 4 million (US$0.04 million) and an increase in interest income of ₹9 million (US$0.10 million).

Cost of Sales

Our cost of sales in each of the business segment is set forth in the following table:

	2025-2026	2024-2025	Increase/ (decrease)	% change
Network Services	11,699	10,907	792	7%
Data Center Services	7,063	5,988	1,075	18%
Digital Services	8,081	8,022	59	1%
Total	26,843	24,917	1,926	8%

The cost of sales increased by 8% on an overall basis and the movement in cost of sales by nature of expense is explained in detail below:

	2025-2026	2024-2025	Increase/ (decrease)	% change

Network Costs	9,478	9,032	446	5%
Revenue Share	1,159	954	205	21%
Cost of Hardware / Software	4,598	4,419	179	4%
Power Costs	6,490	5,593	897	16%
Direct Resources Costs	3,146	2,755	391	14%
Other Direct Costs	1,972	2,164	(192)	(9)%
Total	26,843	24,917	1,926	8%

Network costs comprise cost of bandwidth leased out from TELCOS, Inter connect charges and IP termination costs payable to carriers. Bandwidth costs increased by ₹ 74 million (US$1 million) due to capacity increase and IP termination costs increased by ₹372 million (US$4 million) on account of an increase in minutes.

Revenue share costs comprise revenue share payable to DOT on ILD, NLD and other services. The increase in revenue share was mainly due to an increase in revenue from licensed services.

The increase in cost of hardware and software expenses is on account of execution of new projects in systems integration and security services.

Power cost includes electricity charges incurred for our Data Center operations. Power costs increased by ₹897 million (US$9 million) due to an increase in occupancy of newly commissioned Data Centers, an increase in consumption in existing Data Centers and increased power tariffs.

Direct resources costs comprise (i) the cost of resources deployed on the network infrastructure delivery, (ii) resources involved in the delivery of application services, and (iii) the cost of billable resources associated with the eLearning and infrastructure managed services. There was an increase in resource costs by ₹391 million (US$4 million).

Other direct costs comprise link implementation and maintenance charges for the Network services, one-time costs for data center services for on boarding new customers, platform costs for Cloud storage, direct costs of application services, digital certificate platform costs, content costs, delivery costs of application services, and costs of subject matter experts for international business. The decrease in other direct costs was due to a decrease in the cost of materials incurred for a new integration project by ₹ 359 million (US$4 million) which was partially offset by an increase in Cloud Platform Charges of ₹ 167 million (US$2 million).

As a result of the foregoing factors, our cost of sales as a percentage of our total revenue decreased by 266 basis points (“bps”).

Selling, General and Administrative Expenses

Selling, General and Administrative expenses of the Company by nature of expenses are set forth as follows:

	2025-2026	2024-2025	Increase/ (decrease)	% change
Operating costs	2,906	2,238	668	30%
Selling and Marketing Expenses	289	109	180	165%
Associate Expenses	3,282	3,233	49	2%
Other Indirect expenses	1,482	1,629	(147)	(9)%
Allowance for doubtful receivables/advances	164	195	(31)	(16)%
Forex Loss	-	38	(38)	(100)%
Total	8,123	7,442	681	9%

Our selling and marketing expenses as a percentage of total revenue decreased from 18.66% for the year ended March 31, 2025 to 18.10% for the year ended March 31, 2026. Operating costs include rental, repairs and maintenance charges of our network operating centers, base stations and other co-location sites including the rent and maintenance for our Data Centers. Operating costs increased by ₹668 million (US$7 million) on account of an increase in repairs and maintenance and network operating costs.

Selling and Marketing expenses consist of selling commission payable to sales partners, incentives for salesmen, and marketing and promotion costs. Selling and Marketing expenses increased by ₹180 million (US$ 2 million).

Associate expenses consist of the cost of the employees who are part of sales and marketing, business development, general management and support services. Associate expenses increased by ₹49 million (US$1 million) due to an increase in head count.

Other indirect expenses consist of rental and electricity cost for offices, travel costs, legal charges, professional charges, communication, and others. Other indirect costs decreased by ₹147 million (US$2 million).

Allowances for doubtful receivables/advances consists of the charge on account of the provisions created during the year against doubtful receivables/advances. Allowances for doubtful receivables/advances decreased by ₹31 million (US$0.33 million) on account of provisions as per Expected Credit Loss method.

Forex losses incurred were ₹- million ($0 million) compared to the previous year.

Profit / (Loss) for the Year and Earnings before interest, taxes, depreciation and amortization excluding other operating income, forex gain/loss and profit/loss on sale of property, plant and equipment (“Adjusted EBITDA”)

	2025-2026	2024-2025	Increase/ (Decrease)	% Change
Profit / (Loss) for the year	(1,366)	(785)	(581)	74%
As a percentage of carrying value	(3.04)%	(1.97)%
Adjusted EBITDA	9,871	7,562	2,309	31%
As a percentage of carrying value	22.00%	18.96%

Adjusted EBITDA increased over the previous year due to an increase in revenue.

Management-defined Performance Measures (“MPMs”)

The Company uses Earnings before interest, taxes, depreciation and amortization excluding other operating income, forex gain/loss and profit/loss on sale of property, plant and equipment (“Adjusted EBITDA”) as the management-defined performance measure under IFRS 18 in its public communications. Information about MPMs under IFRS 18 may be found in note 42 to our Consolidated Financial Statements. This measure is not specified by IFRS Accounting Standards and therefore might not be comparable to similar measures used by other entities. In addition, Adjusted EBITDA should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and our financial results calculated in accordance with IFRS and reconciliation to those financial statements should be carefully evaluated.

Management believes Adjusted EBITDA provides comprehensive information about the company’s operating performance. Management is using Adjusted EBITDA for reviewing the performance of the organisation and for forecasting.

Reconciliation with Management-defined Performance Measures:

Description	2025-2026	2024-2025
Profit / (Loss) for the year, add:	(1,366)	(785)
Depreciation and Amortization expense	7,274	5,633
Net finance expense	3,949	2,294
Current tax	487	699
Less:
Deferred Tax	(62)	(200)
Other Income (including exchange gain/loss)	(411)	(79)
Adjusted EBITDA	9,871	7,562

Depreciation and amortization

Depreciation and amortization are set forth in the table below:

	2025 -2026	2024 -2025	Increase/ (Decrease)	% Change
Depreciation and amortization	7,274	5,633	1,641	29%
As a percentage of carrying value	14%	12%

Depreciation and amortization expenses increased by ₹1,641 million (US$17 million), mainly due to the capitalization of new assets during the year.

Profit from operating activities

	2025 -2026	2024 -2025	Increase/ (Decrease)	% Change
Operating profit	3,013	2,257	756	33%
As a percentage of revenue	6.71%	5.66%

Operating profit increased over the previous year due to increase in revenue.

Finance income / (expense)

	2025 -2026	2024 -2025	Increase/ (Decrease)	% Change
Finance income	1	13	(12)	(92)%
Finance expense	(3,963)	(2,744)	(1,219)	44%
Net finance income / (expense)	(3,962)	(2,731)	(1,231)	45%

Finance income: Finance income primarily consists of interest received

Finance expense: Finance expenses increased by ₹ 1,219 million (US$ 13 million) primarily on account of an increase in interest on borrowings of ₹ 1,171 million ($ 12 million), and an increase in interest on lease liability on account of IFRS 16 – Leases of ₹ 37 million (US$ 0.4 million).

Net Profit /(Loss)

	2025 -2026	2024 -2025	Increase/ (Decrease)	% Change
Net Profit/(Loss)	(1,366)	(785)	(581)	74%
As a percentage of revenue	(3.04)%	(1.97)%

Results of year ended March 31, 2025 compared to year ended March 31, 2024

Refer to the section “Results of year ended March 31, 2025 compared to year ended March 31, 2024” under “Management's Discussion and Analysis of Financial Condition and Results of Operations” of Item 5 in our Annual Report on Form 20-F, for fiscal year 2025, filed with the U.S. Securities and Exchange Commission on June 9, 2025, for analysis of our results for fiscal year 2025 in comparison with fiscal year 2024.

Foreign Exchange Fluctuations and Forwards

We enter into foreign exchange derivative contracts to mitigate the risk of changes in foreign exchange rates on cash flows denominated in U.S. dollars. We enter into forward contracts where the counter party is a bank. Forward contracts generally mature between one to six months. The Group has not adopted hedge accounting policies as per IFRS. These contracts are marked to market as on the balance sheet date and recognized in the consolidated income statement.

Governmental economic, fiscal, monetary or political policies

See Item 5 –   Operating and Financial Review and Prospects – Expenses for more information on governmental policies that materially affect the Group’s operations by host country shareholders.

Liquidity and capital resources

We have financed our operations largely through cash generated from operations, equity issuance and bank borrowings. Our liquidity requirements are for meeting working capital needs and capital expenditure required to upgrade and maintain our existing infrastructure.

The following table summarizes our cash flows for periods presented:

	2026	2025	2024	2026
	₹ In million	₹ In million	₹ In million	US $ in million
Net cash from / (used in) operating activities	7,176	8,647	5,935	76
Net cash from / (used in) investing activities	(12,905)	(12,324)	(12,458)	(136)
Net cash from / (used in) financing activities	5,159	4,730	7,442	53
Effect of exchange rate changes on cash and cash equivalents	(3)	(1)	1	(0)
Net increase / (decrease) in cash and cash equivalents	(573)	1,052	920	(7)

As of March 31, 2026 we had negative working capital (current asset less current liabilities) of ₹ 8,888 million, which includes cash and cash equivalents of ₹ 4,098 million. As of March 31, 2025, we had negative working capital of ₹ 2,739 million, which includes cash and cash equivalents of ₹ 4,671 million. As of March 31, 2024, we had positive working capital of ₹ 577 million, which includes cash and cash equivalents of ₹ 3,619 million. We believe that cash from operations and existing lines of credit are sufficient to meet our liquidity requirements.

Our short-term borrowings to finance working capital requirements are primarily financed by cash credit facilities with banks. Borrowings for capital expenditures are financed through capital leases and long-term loans.

We have borrowings of ₹ 42,506 million (including lease liabilities to the extent of ₹ 3,902 million) as of March 31, 2026 out of which ₹ 15,885 million will be repaid within a period of 12 months. Interest outflow on existing borrowings for next year is expected to be ₹ 2,728 million. We utilized ₹ 4,649 million, out of ₹ 5,990 million available under our working capital facility during fiscal year 2025-2026. We have unutilized non-fund limit of ₹ 4,970 million as of March 31, 2026.

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

The Group has transitioned to SOFR (Secured Overnight Financing Rate) from LIBOR from June 30, 2023. The Group entered into interest rate swaps in order to hedge the cash flows arising out of the interest payments of the underlying external commercial borrowing. The period of the swap contracts are co-terminus with the period of the underlying external commercial borrowing. As per the terms of the swaps, the Group will pay a fixed rate of interest (8.9%) and receive a variable rate of interest equal to SOFR + 2.5% on notional amount.

Compulsorily Convertible Debentures:

On November 1, 2021, Sify and SISL, a subsidiary of Sify in the business of providing data center services and operating the Company’s data centers, entered into the KSSF DSA with Kotak Special Situations Fund KSSF under which KSSF invested ₹ 4,000 million (USD 48.65 million) as of March 31, 2023. Pursuant to the KSSF DSA, KSSF agreed to subscribe for two series of SISL’s CCDs. KSSF subscribed for 20,000,000 Series 1 CCDs, each with a face value of ₹ 100, for an aggregate subscription amount of ₹ 2,000 million to be paid at the time of receipt of the Series 1 CCDs. KSSF also subscribed for 20,000,000 Series 2 CCDs, each with a face value of ₹ 100, for an aggregate subscription amount of ₹ 2,000 million, of which 1% was to be paid at the time of receipt of the Series 2 CCDs, and the remainder was to be paid between October 1, 2022, and March 31, 2023. Under the KSSF DSA, SISL also had the option to require KSSF to subscribe for additional CCDs in one or more tranches before October 1, 2026, for an aggregate subscription amount of up to ₹ 6,000 million (USD 72.98 million) upon written notice provided prior to October 31, 2023. The Series 1 CCDs and Series 2 CCDs bear interest at a rate of 6% per annum and include customary financial and operating covenants. SISL used the proceeds from the CCD subscriptions for the expansion of new data centers, including land acquisition for data centers, investment in renewable energy for data centers and repayment of debt.

On July 20, 2023, SISL and Sify entered into the KDCF DSA, and KDCF invested ₹6,000 million (approximately US$ 72.23 million) in the form of compulsorily convertible debentures of SISL. Pursuant to the KDCF DSA, KDCF agreed to subscribe for two series of SISL’s CCDs. KDCF subscribed for 48,000,000 Series 4 CCDs, each with a face value of ₹ 100, for an aggregate subscription amount of ₹ 4,800 million to be paid at the time of receipt of the Series 4 CCDs. KDCF also subscribed for 12,000,000 Series 5 CCDs, each with a face value of ₹ 100, for an aggregate subscription amount of ₹ 1,200 million to be paid at the time of receipt of the Series 5 CCDs. The Series 4 CCDs and Series 5 CCDs bear interest at a rate of 6% per annum and include customary financial and operating covenants. SISL used the proceeds from the CCD subscriptions for the expansion of new data centers, including land acquisition for data centers, investment in renewable energy for data centers and repayment of debt.

Cash and cash equivalents:

Cash and cash equivalents comprise ₹4,098 million, ₹4,671 million and ₹ 3,619 million in bank accounts and ₹974 million, ₹1,761 million and ₹ 3,275 million in the form of bank deposits as on March 31, 2026, 2025 and 2024 out of which cash deposits in the form of margin money restricted for use by us amounts to ₹ 974 million, ₹ 454 million and ₹ 440 million. Cash on hand was ₹ 2 million, ₹ 2 million and ₹ 1 million as on March 31, 2026, 2025 and 2024.

Net cash generated from operating activities for the year ended March 31, 2026, was ₹ 7,176 million (US$ 75.81 million). This is attributable to decreases in trade payables by ₹ 4,764 million (US$ 50.33 million), in inventories ₹ 1,067 million (US$ 11.27 million), in bank deposits ₹ 787 million (US$ 83.15 million) and increases in trade receivable by ₹ 1,831 million (US$ 19.34 million), increases in other assets by ₹ 1,411 million (US$ 14.91 million), and due to payment of taxes by ₹ 650 million (US$ 6.86 million).

Net cash generated from operating activities for the year ended March 31, 2025, was ₹ 8,647 million (US$ 101.04 million). This is attributable to an increase in trade payables by ₹ 1,791 million (US$ 20.93 million), an increase in inventories by ₹ 566 million (US$ 6.62 million), an increase in trade receivables by ₹ 928 million (US$ 10.85 million), an increase in other assets by ₹ 1,015 million (US$ 11.86 million), and due to payment of taxes by ₹ 722 million (US$ 8.43 million).

Net cash generated from operating activities for the year ended March 31, 2024, was ₹ 5,935 million (US$ 71.19 million). This is attributable to increases in trade payables by ₹ 1,170 million (US$ 33.91 million), an increase in inventories ₹ 1,451 million (US$ 10.09 million) and a decrease in trade receivable by ₹ 831 million (US$ 5.77 million), an increase in other assets by ₹ 1,305 million (US$ 17.72 million), and due to payment of taxes by ₹ 1,285 million (US$ 15.40 million).

Net cash used in investing activities for the year ended March 31, 2026, was ₹ 12,905 million (US$ 136.34 million) primarily on account of additional expenditure on Data Center facilities, investment in renewable energy for data centers, upgradation of network backbone, and expansion of metro fiber to additional cities.

Net cash used in investing activities for the year ended March 31, 2025, was ₹ 12,324 million (US$ 144.00 million) primarily on account of additional expenditure on Data Center facilities, investment in renewable energy for data centers, upgradation of network backbone, and expansion of metro fiber to additional cities.

Net cash used in investing activities for the year ended March 31, 2024, was ₹ 12,458 million (US$ 149.42 million) primarily on account of additional expenditure on Data Center facilities, investment in renewable energy for data centers, upgradation of network backbone, and expansion of metro fiber to additional cities.

Net cash generated from financing activities for fiscal year 2026 was ₹ 5,159 million (US$ 53.00 million). The increase is mainly due to borrowings amounting to ₹ 11,516 million (US$ 121.66 million), proceeds from issue of shares including share premium under ESOP plan, amounting to ₹ 27 million (US$ 0.29 million) received during the year, and an increase in short-term borrowings of ₹ 8,534 million (US$ 90.16 million). The increase was significantly offset by repayment of long-term borrowings and lease liabilities of ₹ 10,735 million (US$113.41 million) and ₹ 429 million (US$ 4.54 million) respectively and finance expenses (including interest on lease liabilities) amounting to ₹ 3,754 million (US$ 39.66 million).

Net cash generated from financing activities for fiscal year 2025 was ₹ 4,730 million (US$ 55.27 million). The decrease is mainly due to borrowings amounting to ₹ 12,894 million (US$ 150.66 million) and proceeds from issue of shares including share premium under ESOP plan and Rights Issue amounting to ₹ 2,532 million (US$ 29.59 million) received during the year and proceeds from Non – Convertible Debentures (“NCDs”) ₹ 2,506 million (US$ 29.28 million) received during the year. NCDs have been used for refinancing specific debt related to data center business resulting in extended time of repayment of borrowings. The increase in proceeds from financing activities was significantly offset by repayment of long-term borrowings and lease liabilities of ₹ 9,390 million (US$109.72 million) and ₹ 279 million (US$ 3.26 million) respectively and finance expenses (including interest on lease liabilities) amounting to ₹ 3,458 million (US$ 40.41 million).

Net cash generated from financing activities for fiscal year 2024 was ₹ 7,442 million (US$ 89.26 million). The increase is mainly due to borrowings amounting to ₹ 14,518 million (US$ 174.14 million) out of which ₹ 6,000 million (US$ 71.97 million) is on account of issuing CCDs to KDCF and proceeds from issues of shares including share premium under our ESOP plan ₹ 41.79 million (US$ 0.5 million) received during the year. The increase was significantly offset by repayment of long-term borrowings, short-term borrowings and lease liabilities of ₹ 3,395 million (US$40.72 million), ₹ 495 million (US$5.93 million) and ₹ 377 million (US$ 4.52 million) respectively, and finance expenses (including interest on lease liabilities) amounting to ₹ 2,851 million (US$ 34.71 million).

Summary of Contractual Cashflow of Long Term Obligations											in millions
	Carrying amount		Contractual cashflow		0-12 months		1-3 years		3-5 years		> 5 Years
As at March 31,	INR	USD	INR	USD	INR	USD	INR	USD	INR	USD	INR	USD
2026	25,094	265.11	30,924	326.70	11,963	126.39	8,006	84.58	4,886	51.62	6,069	64.12
2025	20,925	244.50	27,624	322.78	7,192	84.04	8,020	93.71	6,366	74.39	6,046	70.65
2024	18,795	225.43	22,515	270.05	5,557	66.65	7,922	95.02	5,536	66.40	3,500	41.98

Summary of Contractual Cashflow of Lease Liability											in millions
	Carrying amount		Contractual cashflow		0-12 months		1-3 years		3-5 years		> 5 Years
As at March 31,	INR	USD	INR	USD	INR	USD	INR	USD	INR	USD	INR	USD
2026	3,902	41.22	10,852	114.65	805	8.50	1,527	16.13	791	8.36	7,729	81.66
2025	3,810	44.52	10,542	123.18	689	8.05	1,336	15.61	1,044	12.20	7,473	87.32
2024	3,043	36.50	8,589	103.01	588	7.05	774	9.28	531	6.37	6,696	80.31

Capital expenditure

We incurred capital expenditures of ₹ 11,956 million (US$ 126.31 million) during the fiscal year ended March 31, 2026. The capital expenditures were funded out of internal accruals and bank borrowings. Also refer to section “Principal Capital Expenditures” under Item 4 for capital commitments as of March 31, 2026.

Off-Balance Sheet Arrangements

Performance and financial guarantees are provided by Sify on behalf of the subsidiary companies to the banks and NBFCs. These arrangements are sometimes referred to as a form of off-balance sheet financing. Please refer to Note 35 of the Notes to the Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F.

Research and development

The Group does not have research and development activities and has also not undertaken any sponsored research and development activities.

Trends

The information is set forth under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Operating and Financial Review and Prospects”.

Recent Accounting Pronouncements

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2026 and have not been applied in preparing these consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the consolidated financial statements of the Group are disclosed in Note 3 to our Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F.

Material Accounting Policies, Estimates and Judgements

Our accounting policies, estimates and judgements affecting our financial condition and results of operations are more fully described in Note 3 and Note 4 to our Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F. Certain of our accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our sustainability vision and key highlights for the fiscal year ended March 31, 2026:

The Group’s ESG reporting is aligned with GRI Standards, the BRSR Core framework, and the UN Sustainable Development Goals.

1.       Sustainability as a Strategy:

The Group approaches sustainability not as a compliance exercise, but as an embedded dimension of how it builds, operates, and grows India’s digital infrastructure. As companies whose core product — data centers — is inherently energy-intensive, the imperative to operate responsibly is not peripheral; it is central to the Group’s license to grow and its long-term competitiveness.

Data centers globally account for approximately 1–1.5% of electricity consumption and around 1% of energy-related emissions. In India, where digital adoption is accelerating fastest, these numbers will only grow. Sify recognizes that the organizations and hyperscalers choosing their infrastructure partners are increasingly doing so on the basis of ESG alignment — sustainable energy usage, carbon transparency, and responsible operations are now core decision criteria, not differentiators.

This philosophy translates into deliberate, long-term action. The Group has structured its sustainability ambitions across three time horizons: near-term operational improvements underway today, a carbon-neutral operations target, and full alignment with India’s national net-zero commitment by 2070. These are not aspirational statements — they are anchored in concrete investments and a governance structure with direct board-level accountability.

1.1.     Materiality Assessment:

The Group’s sustainability agenda is anchored in a structured materiality assessment that identifies the most critical ESG topics based on stakeholder impact and business relevance. Twelve key material topics were identified through engagement with employees, investors, clients, service providers, regulators, and policy influencers, and categorized across the Economy, Environment, Social, and Governance dimensions. These are tracked against a baseline of FY 2022 using defined KPIs.

Economy	Environment	Social	Governance
Financial performance & value creation	Energy efficiency & management	Diversity, equity & inclusion	Ethical business conduct
Customer delight & retention	GHG emissions & climate action	Employee health, safety & wellbeing	Data privacy & IT security
Procurement & supply chain	Water management	Community engagement & CSR	Risk management & compliance

2. Environmental Stewardship:

2.1 The Energy Transition:

The single largest lever Sify controls in its environmental impact is the source and efficiency of its energy. Data centers require uninterrupted, high-reliability power, and historically, that has meant dependence on grid electricity supplemented by diesel generators. Sify is systematically reengineering this equation.

The Group’s journey toward clean energy began at the group level as far back as 2013, making it an early mover in a sector that is only now broadly embracing renewable integration. What started as renewable sourcing for ancillary loads has progressively expanded to support mission-critical workloads — a significant operational threshold that reflects growing confidence in grid integration maturity and the stability of long-term power purchase agreement (“PPAs”).

Today, the Group has secured one of India’s largest contracted renewable portfolios among colocation data center operators, with renewable capacity locked in through long-term PPAs providing over 309 MW. At its flagship Mumbai campuses, the majority (up to 60%) of power consumed is now drawn from renewable sources, mainly from a combination of solar and wind energy, and the Group is actively investing to extend this coverage across all campuses. These PPAs do more than reduce the carbon footprint: they provide long-term energy price visibility, reduce exposure to volatile grid tariffs, and directly address the decarbonization requirements that hyperscalers and enterprise clients increasingly embed in their vendor selection criteria.

The Group manages its renewable energy portfolio through a purpose-built monitoring platform that aggregates live data from solar panels, wind turbines, and battery storage systems across locations. The dashboard provides real-time visibility into generation, consumption, and storage, triggers alerts for system anomalies, and tracks carbon savings against targets, ensuring that the Group’s sustainability commitments are underpinned by transparent, continuous measurement.

2.2 Climate Action:

The Group measures and discloses its greenhouse gas emissions across both Scope 1 (direct emissions from diesel generators and on-site fuel use) and Scope 2 (indirect emissions from purchased electricity). Scope 1 emissions declined meaningfully year-over-year, reflecting both the operational efficiency improvements described above and a reduction in diesel generator reliance as renewable integration deepened. Emissions intensity per unit of revenue also improved, demonstrating that growth and decarbonization are being pursued in tandem rather than in tension.

The increase in absolute Scope 2 emissions reflects the Group’s significant capacity expansion during the year — commissioned IT power grew substantially — and is the expected consequence of scaling a power-intensive business in a market with grid-dependent energy. The strategic response is precisely the renewable energy investment program described above: growing the clean share of the energy mix faster than total consumption grows.

Cumulatively, Sify estimates that over 530,000 tonnes of carbon dioxide equivalent emissions have been avoided through renewable energy in key campuses in Mumbai usage until June 10, 2026. This figure is tracked through an independent, third-party designed monitoring platform, ensuring that the avoided emissions claim is verifiable and not self-reported.

2.3 Water as a Shared Resource:

Sify has made a deliberate architectural choice to deploy closed-loop, air-cooled chiller systems at its facilities, which significantly reduces the need for continuous water replenishment compared to conventional approaches. The Group has also integrated a Building Management System connected automated makeup water systems with pressure regulation and leak detection, ensuring that consumption is controlled and waste is caught early.

Across owned facilities, the Group operates sewage treatment plants (“STPs”) that treat wastewater and enable its reuse for non-potable purposes such as toilet flushing and irrigation. Where dedicated STPs are unavailable, shared treatment infrastructure managed by building authorities ensures compliant disposal. Water conservation measures at facilities include sensor-based taps, faucet aerators, rainwater harvesting systems with purpose-built catchment areas, and employee awareness campaigns.

Forward plans include the implementation of zero-discharge water systems across new and existing facilities — a standard that eliminates freshwater discharge entirely by treating and recycling all water consumed on-site. This ambition reflects both the Group’s resource stewardship commitment and the anticipation of tightening regulatory standards for industrial water use.

As a result of these measures, approximately 96.49% of water used in Sify’s data center facilities is recycled and reused.

2.4 Responsible Resource Cycles:

Sify’s approach to waste management is grounded in two principles: nothing goes to landfill, and every material stream is managed through authorized, regulated channels. All waste generated across the Group’s establishments — from construction debris to electronic equipment — is segregated at the source and routed through government-authorized recyclers and vendors. Electronic waste, which includes servers, IT equipment, and components reaching end-of-life, is handled through PCB-authorized recyclers and OEM take-back programs, ensuring that valuable materials are recovered and hazardous substances are contained.

The Group manages its recycling vendor ecosystem through a software-enabled platform that provides transparency into waste streams, vendor compliance, and material recovery rates. This approach embeds accountability into the supply chain for waste, not just the supply chain for goods. Beyond disposal, the Group is actively extending asset lifecycles through preventive maintenance programs, the adoption of longer-lasting battery technologies, and internal component recovery and reintegration initiatives.

Material Recovery Rate	96%
Waste Sent to Landfills	0 kgs

2.5 Environmental Certifications and Standards:

Sify maintains and targets a comprehensive portfolio of environmental certifications across its data center campuses:

Certification / Standard	Scope	Significance
ISO 14001:2015 — Environmental Management	All data center campuses	International standard for environmental management systems
IGBC Green Building — Platinum Rating	All new facilities	India's highest green building certification; mandatory for all new SISL campuses
TIA-942 Rated 3 / Rated 4	Key campuses	International data center design standard covering power, cooling, security
ISO 45001:2018 — Occupational Health & Safety	All operational locations	World's international standard for occupational health and safety
Green Champion Award	Corporate	Awarded by IGBC, 2025, for sustainability leadership in data center operations
Times Now Data Center Sustainability Award	Corporate	Recognized for sustainable infrastructure practices, 2024

3. Social Commitments

3.1 Building a Future-Ready Workforce

Sify operates in a sector undergoing rapid transformation from conventional colocation to AI-ready hyperscale infrastructure, from static cooling to precision liquid systems, from manual operations to AI-enabled facility management. The workforce that will deliver this evolution must itself be continuously developing. The Group’s investment in people is therefore not a welfare consideration separate from strategy; it is a direct enabler of operational performance and competitive differentiation.

Learning and development at Sify is structured, role-aligned, and accessible across all levels of the organization. The Company’s Learning Management System was significantly enhanced during the year — upgraded with mobile learning capability, self-service progress dashboards, and integrated training hour tracking — making development resources available to employees on their terms. Technical training is delivered through a combination of instructor-led programs, OEM-supported workshops, and e-learning module. Leadership development programs, including Situational Leadership, Design Thinking, and Coaching Skills for Leaders, build the management bench alongside the technical workforce.

The Group also invests in building its talent pipeline from the source: campus recruitment from engineering institutions and top management institutes, direct trainee intake, and a Thought Leadership blog program that develops internal expertise and organizational knowledge in equal measure.

3.2 A Safe and Inclusive Workplace

Safety at Sify is a commitment embedded in operating culture. The Group maintains an ISO 45001-aligned Occupational Health and Safety Management System covering all employees, contractors, and vendors and requiring the same standards of all parties regardless of their employment relationship. Facilities are equipped with comprehensive emergency response infrastructure, regular safety training and drills are conducted at all sites, and a structured EHS framework governs hazard identification, near-miss reporting, and corrective action. The Group recorded zero work-related injuries requiring lost time during fiscal year 2025–2026 and zero health and safety complaints across all operational locations.

Inclusion is approached as both a values commitment and an organizational capability. The Group recognizes that diverse perspectives — across gender, background, and ability — produce better outcomes in engineering, problem-solving, and client service. Efforts to build a more representative workforce are ongoing, with structured hiring initiatives, campus outreach, and internal awareness programs working in parallel. The Group also supports employees through an Employee Assistance Program in partnership with Know Your Mind Private Limited (TRIJOG), providing confidential access to psychologists and counsellors for both personal and professional concerns — a benefit that extends to employees’ immediate family members as well.

The Company’s Prevention of Sexual Harassment policy is actively enforced, with a constituted Internal Committee, regular training programs, and zero-tolerance standards clearly communicated across the organization. A structured Grievance Redressal Mechanism ensures that concerns raised by employees are addressed transparently and within defined timelines. The Group recorded no incidents of child or forced labor, and no complaints related to working conditions, during the year.

3.3 Community Impact:

Sify’s commitment to the communities in which it operates is expressed through a Corporate Social Responsibility (“CSR”) program that focuses on healthcare access, livelihood development, hunger eradication, and environmental sustainability. The Group partners with credible implementing organizations to ensure that CSR investment translates into structured, accountable program delivery and sustained engagement with communities that have limited access to services and infrastructure.

The Raju Vegesna Foundation works on ecological restoration, water access, and safe drinking water initiatives — areas that directly mirror the Group’s own internal commitment to environmental stewardship.

Employee volunteering is embedded in the CSR model: the Group’s programs are structured to engage employees directly in the communities they serve, not merely as financial contributors. Governance of CSR activities is maintained through internal review mechanisms, transparent expenditure reporting in statutory filings, and close monitoring of fund utilization against approved CSR objectives.

4 Governance and Transparency

4.1 The Governance Foundation

Sify’s governance framework reflects the conviction that transparency, accountability, and ethical conduct are not constraints on performance but foundations of it. The Board of Directors holds ultimate oversight of strategy, risk, and ethical conduct, with specialist committees providing deeper review in audit, nomination, and risk domains. Day-to-day compliance is managed by a dedicated internal compliance team, and multi-layer audit coverage, including internal auditors, statutory auditors, and a secretarial auditor, which provides independent assurance on the integrity of the Group’s processes.

4.2  Ethics and Accountability

The Company’s Whistleblower Policy and Vigil Mechanism provide multiple channels for confidential and, where necessary, anonymous reporting of unethical behaviour, accounting irregularities, or code of conduct violations. Employees and directors are protected from victimization for raising genuine concerns, and the policy is backed by a structured complaint management framework with defined escalation paths. During fiscal year 2025–2026, no personnel was denied access to the Audit Committee, and no environmental, social, or ethical violations were recorded.

Anti-bribery and anti-corruption standards are embedded in the Group’s Code of Conduct and reinforced through regular training. These same standards are extended to the supply chain through the Supplier Code of Conduct, ensuring that ethical business practices are a condition of commercial partnership, not merely an internal expectation.

4.3 ESG Disclosure and Assurance

The Group has adopted a transparent, multi-framework approach to sustainability reporting. Sify has been reporting on the 6 Capitals in its Integrated Report and ESG Disclosures in its Sustainability Report. SISL voluntarily prepares a full BRSR in alignment with SEBI’s prescribed format and the Revised Guidance Standards on BRSR Core issued in December 2024.

As Sify prepares for broader capital market engagement, the quality and credibility of its ESG disclosures are directly relevant to investor confidence, lender relationships, and client trust. Reporting aligned with GRI, BRSR Core, and the UN SDGs ensures that the Group’s sustainability performance can be evaluated against the frameworks that institutional investors and global clients rely upon.

Item 6. Directors, Senior Management and Employees

Directors and Executive Officers with Diversity Statistics

The following table sets forth the name, age and position of each director and senior management of our Company as of March 31, 2026:

Name	Age	Designation
Mr. Raju Vegesna (3)	66	CEO, Chairman & Managing Director
Mrs. Vegesna Bala Saraswathi (3)	61	Director, Chairperson of Corporate Social Responsibility Committee
Mr. Arun Seth (1) (2)	74	Independent Director & Chairman of Audit Committee
Dr. Ram Sewak Sharma (1) (2) (4)	70	Independent Director & Chairman of Compensation / Nomination and Remuneration Committee
Mrs. Padmaja Chunduru (1)	64	Independent Director
Dr. Thomas Michael Bradicich (2) (3)	67	Independent Director
Mr. M P Vijay Kumar	56	Executive Director and Chief Financial Officer
Mr. C R Rao	65	Chief Operating Officer

(1)	Member of the Audit Committee.

(2)	Member of the Compensation / Nomination and Remuneration Committee.

(3)	Member of the Corporate Social Responsibility Committee.

(4)	Appointed on June 20, 2025, Member of the Audit Committee, Chairman of the Compensation / Nomination and Remuneration Committee.

Mr. Raju Vegesna, CEO, Chairman and Managing Director, has served as a Director of our Company since November 2005. He was appointed as the Chief Executive Officer and Managing Director of the Company effective July 18, 2006. Mr. Raju Vegesna is a Silicon Valley entrepreneur who founded several leading-edge technology companies, including Server Works Corporation, acquired by Broadcom in 2001. After that acquisition he had a brief stint with Broadcom. He holds a BS in Electrical Engineering from the University of Bangalore and holds an MS in Computer Engineering from Wayne State University, USA, and holds several patents in Microprocessor and Multiprocessor technology. He is also the Director of Ramanand Core Investment Company Private Limited, Raju Vegesna Infotech & Industries Private Limited, Sify Infinit Spaces Limited, Sify Digital Services Limited and Sify Technologies North America Corporation.

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

Mr. Arun Seth, an alum of the La Martiniere school, Indian Institute of Technology, Kanpur and Indian Institute of Management, Calcutta, is recognized as among the earliest Indian Telecom leaders. He has been a founding Charter Member of TiE Delhi and Indian Angel Network and advises/mentors a number of start-ups in the tech space in India and USA. An active evangelist of the Software product eco-system, he co-chairs the NASSCOM Product Conclave and the NASSCOM Product Council. He had earlier served on the Executive Council of NASSCOM for more than 10 years when in British Telecom and Alcatel. He is also the Director of Jubilant Pharmova Limited, Jubilant Ingrevia Limited, Dixon Technologies Limited, Sify Infinit Spaces Limited and Sify Digital Services Limited.

Dr. Ram Sewak Sharma is an Independent Director on the Board of our Company. He holds a bachelor’s degree in science from University of Allahabad, a master’s degree in science (mathematics) from the Indian Institute of Technology, Kanpur, a master’s degree in science (computer science) from University of California, Riverside, a degree of doctor of philosophy from Indian Institute of Technology, Delhi and a degree of doctor of science from Shri Mata Vaishno Devi University. He has also been enrolled as an advocate with the Bar Council of Delhi. He has over 35 years of experience in administration services. He was an Indian administrative service officer and has previously served as chairperson of Telecom Regulatory Authority of India, secretary at Department of Electronics and Information Technology and Department of Telecommunication, Ministry of Communications and Information Technology, and director general and mission director at Unique Identification Authority of India. He has been awarded the Distinguished Alumni award by Indian Institute of Technology, Kanpur. He is also the Director of Voith Paper Fabrics India Limited, Tanla Platforms Limited, Sify Infinit Spaces Limited and IITK Foundation for Medical Research and Technology.

Mrs. Padmaja Chunduru is a seasoned financial services executive with over 40 years of banking and capital markets experience in India and USA. She has led iconic institutions, NSDL (National Securities Depository Ltd.) and Indian Bank as the MD&CEO. As Deputy Managing Director, SBI (State Bank of India) she led digital banking services and also served as the Country Head, US Operations. She has been on Boards of LIC (Life Insurance Corporation of India), NPCI (National Payments Corporation of India), ISSA (International Securities Services Association) and ACG (Asia Pacific Central Depository Group), Institute of International Bankers and Asia Society, New York. Currently she is a member of the Insurance Advisory Committee of IRDAI (Insurance Regulatory and Development Authority of India) and the CCGS Advisory Council, IIMB. (Centre for Corporate Governance and Sustainability, IIM Bangalore). She has been awarded Best CEO (BFSI) for 2021 by Business Today and Best CEO 2021 for Women Leadership by Economic Times. She has been acknowledged as one of the Most Powerful Women (MPW) in Business by Fortune India and Business Today, for the years 2022 and 2023. She is also the Director of SBI Ventures Limited, The Clearing Corporation of India Limited, Atul Limited, Sify Infinit Spaces Limited, Bajaj General Insurance Company Limited, Bajaj Life Insurance Company Limited, Brigade Enterprises Limited and Mahindra and Mahindra Financial Services Limited.

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

Mr. M P Vijay Kumar is the Executive Director and CFO of the Company. He is a Chartered Accountant and a Fellow Member of the Institute of Chartered Accountants of India, Fellow Member of the Institute of Company Secretaries of India and Associate member of the Institute of Cost and Works Accountants of India. He was appointed as a Whole-time Director of the Company on November 14, 2022. He currently serves as a Member on the IFRS Interpretation Committee of International Accounting Standards Board and IFRS Advisory Council of the IFRS Foundation, London. His distinguished career has been embellished with National and International awards, the latest being inducted into the Hall of Fame of IMA’s CFO Collective, the BusinessWorld CFO of the Year for 2021. He is also an Independent Director on the Boards of Wheels India Limited, ONGC Petro Additions Limited, Geojit Investments Limited, Mahindra and Mahindra Limited and Heritage Foods Limited.

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

Infinity Capital Ventures, LP beneficially owned 7.56% of our equity shares as of March 31, 2026. This shareholder is a party to the Subscription Agreement dated November 10, 2005 with our Company. The Subscription Agreement provides that, among other things, the Company shall appoint Mr. Raju Vegesna as the Chairman of the Board of Directors, Infinity Capital shall also nominate another person to the Board of Directors and so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital. In November 2005, Mr. Raju Vegesna, a nominee of Infinity Capital Ventures, LP, was appointed as Chairman of our Board of Directors. In February 2006, the Company also appointed Mr. P S Raju as the second nominee of Infinity Capital to the Board of Directors. Consequent to the resignation of Mr. P S Raju, as a director effective May 31, 2015, Mrs. Vegesna Bala Saraswathi was appointed as an additional Director effective July 22, 2015, of our Company as a Nominee. Further, she was elected by shareholders as a Director at the Annual General Meeting held on July 4, 2016.

Infinity Satcom Universal Private Limited (ISUPL) beneficially owned 1,45,30,000 (3.35%) of our equity shares and Raju Vegesna Infotech & Industries Private Limited (RVIIPL) beneficially owned 1,98,13,689 (4.56%) of our equity shares aggregating to 3,43,43,689 (7.91%) of our equity shares as of March 31, 2025. As a result of merger of ISUPL with RVIIPL, 1,45,30,000 equity shares previously held by ISUPL are transferred to RVIIPL. Effective April 3, 2025, RVIIPL directly holds 3,43,43,689 (7.90%) of our equity shares. RVIIPL is presently controlled by Mr. Raju Vegesna.

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

Mr. M P Vijay Kumar, Executive Director and Chief Financial Officer will be receiving the remuneration as per the limit prescribed under the provisions of Indian Companies Act, 2013 and the same was approved by the Shareholders at their Annual General Meeting held on August 25, 2023. Members are requested to refer the Officer Compensation section for the details.

Directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings.

Officer Compensation

The following table sets forth all compensation paid by us during the fiscal year ended March 31, 2026, to our executive officers:

	Summary Compensation Table
	(₹in million)

Name	Salary	Bonus (Performance based incentive)

M P Vijay Kumar	20	-
C R Rao	18	8

As per the service contracts entered into with the employees (including executive officers), the Company provides the following retirement benefits: (a) Provident fund contributions and (b) Gratuity.

Provident fund contribution is a defined contribution plan governed by a statute in India.  Under this, both employer and employee make monthly contributions (determined in relation to the basic salary of the respective employees) to a fund administered by the GOI.

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

The details of our contribution to provident fund in respect of the executive officers are set out below:

Name	₹ in million
M P Vijay Kumar	1.00
C R Rao	1.00

Gratuity expense is determined at an overall Company level based on an actuarial valuation performed by an independent actuary.  Thus, the cost for the year ended March 31, 2026 in respect of gratuity and compensated absences towards executive officers of the Company were not separately determined.  Gratuity cost relating to such executive officers is not estimated to be material.

We make bonus payments to employees including executive officers upon satisfactory achievement of the following two performance criteria.

(i) Performance of the Company: Represents bonus payable on achievement of overall revenue and net profit targets for the Company.

(ii) Performance of the individual: Represents bonus payable on achievement of the individual’s Key Responsibility Areas (“KRAs”) and Key Performance Indicators (“KPIs”). These KRAs and KPIs vary in relation to each employee including executive officers and include both financial and non-financial parameters.

We have provided for ₹ 410 million (US$ 4 million) towards bonus payable for the year ended March 31, 2026 to employees including executive officers who have achieved the KRAs and KPIs.

A total of 1.65 million options were allotted to executive officers as part of ASOP 2014 plan during fiscal year 2015. Further, 1.35 million options were allotted to executive officers during fiscal year 2019.

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

On July 3, 2024, Dr. Ajay Kumar was appointed as an Independent Director of the Company at the AGM held on July 3, 2024, for a period of five consecutive years effective July 3, 2024 to comply with the applicable NASDAQ rules. Dr. Kumar was an independent director, a member of the Board’s audit committee, and Chairman of the Board’s compensation/nomination and remuneration Committee. Dr. Kumar resigned his membership on the Board of Directors and committees with immediate effect on May 15, 2025. His resignation was not the result of any dispute or disagreement with the Company, its management, or the Board regarding the Company’s operations, policies, or practices. On May 21, 2025, the Company notified NASDAQ of Dr. Kumar’s resignation, and the resultant non-compliance with Nasdaq Listing Rule 5605(b)(1), requiring that the majority of the Board be composed of independent directors, and Nasdaq Listing Rule 5605(c)(2), requiring that there be at least three members of the Board’s audit committee.  The Company indicated its intent to rely on the cure periods in Nasdaq Listing Rules 5605(b)(1)(A) and 5605(c)(4)(B).

On June 5, 2025, the Company received a letter from the Listing Qualifications Department of NASDAQ indicating that, due to Dr. Kumar’s resignation, the Company no longer complied with NASDAQ’s independent director and audit committee requirements as set forth in Listing Rule 5605.  In its letter, NASDAQ also indicated that, consistent with Listing Rules 5605(b)(1)(A) and 5605(c)(4), the Company would be provided with a cure period to regain compliance.  On July 8, 2025, the Company received a letter from the Listing Qualifications Department of NASDAQ notifying the Company that it had regained compliance with the continued listing requirements under Nasdaq Listing Rules 5605(b)(1) and 5605(c)(2).

On June 20, 2025, Dr. Ram Sewak Sharma was appointed to the Board as an Independent Director, as a member of the audit committee of the Board, and as Chairman of the compensation/nomination and remuneration committee of the Board, to comply with the applicable NASDAQ rules. His appointment was subsequently approved by the shareholders at the Annual General Meeting of the Company held on August 14, 2025.

Term of Directors

Mr. Raju Vegesna, CEO, Chairman & Managing Director

Appointed as Chairman & Managing Director for a period of five years effective July 18, 2009, Mr. Raju Vegesna was subsequently appointed as the Chairman & Managing Director of the Company at the Annual General Meeting of the Company under Section 203 of the Companies Act, 2013 for a period of five years, effective from July 18, 2024, without any remuneration from the Company. His appointment was also approved by the Central Government.

Mrs. Vegesna Bala Saraswathi, Chairperson of Corporate Social Responsibility Committee

Appointed as an Additional Director on July 22, 2015.  As per the Indian Companies Act, 2013, she was elected by the shareholders at the Annual General Meeting held on July 4, 2016. Further, as per the Act, she will retire by rotation in the ensuing Annual General Meeting and being eligible, has offered herself for re-appointment.

Pursuant to the recommendation of the Nomination & Remuneration Committee, the Board of Directors reappointed Mrs. Vegesna Bala Saraswathi, Non-Executive Director of the Company, which was approved by the shareholders at the Annual General Meeting held on August 14, 2025.

Mr. M P Vijay Kumar

Based on the recommendation of Nomination and Remuneration Committee, Mr. M P Vijay Kumar was appointed as Whole-time Director of the Company for a period of 5 (Five) years from November 14, 2022, on a remuneration and on such terms and conditions with liberty and authority to the Board of Directors to alter and vary the terms and conditions of the said appointment from time to time within the scope of Schedule V of the Companies Act, 2013, or any amendments thereto or any re-enactment thereof as may be agreed to between the Board of Directors and Mr M P Vijay Kumar and the proposal for appointment and the payment of remuneration was approved by the Members at their Annual General Meeting held on August 25, 2023.

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

Dr. Thomas Michael Bradicich

Appointed as an Additional Director (Independent) with effect from July 5, 2024 for a term of 5 (Five) years, which was approved by the shareholders at the Annual General Meeting held on August 14, 2025.

Mrs. Padmaja Chunduru

Appointed as an Additional Director (Independent) with effect from October 12, 2024 for a term of 5 (Five) years, which was approved by the shareholders at the Annual General Meeting held on August 14, 2025.

Dr. Ram Sewak Sharma, Chairman of Compensation / Nomination and Remuneration Committee

Appointed as an Additional Director (Independent) with effect from June 20, 2025 for a term of 5 (Five) years, which was approved by the shareholders at the Annual General Meeting held on August 14, 2025.

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

Board Committees

Details relating to Audit, Compensation/Nomination and Remuneration, and Corporate Social Responsibility and Nominating Committees of our board are provided below:

Audit Committee

Our Audit Committee is currently composed of three independent directors, as determined under applicable NASDAQ rules. The Audit Committee currently consists of:

•         Mr. Arun Seth

•         Mrs. Padmaja Chunduru and

•         Dr. Ram Sewak Sharma

The primary objective of the Audit Committee is to monitor and provide effective supervision of our financial reporting process with a view towards ensuring accurate, timely and proper disclosures and the transparency, integrity and quality of financial reporting. Our Audit Committee oversees the work carried out in the financial reporting process by our management, including the internal auditors and the independent auditor and reviews the processes and safeguards employed by each. In addition, our Audit Committee has the responsibility of oversight and supervision over our system of internal control over financial reporting, audit process, and process for monitoring the compliance with related laws and regulations. The Audit Committee recommends to our Board the appointment of our independent registered auditors and approves the scope of both audit and non-audit services. All members of the Audit Committee meet the independence requirements and majority of them meet financial literacy requirements as defined by applicable NASDAQ and SEC rules. The Company appointed Dr. Ram Sewak Sharma, a new independent director to fill the vacancy left by Dr. Ajay Kumar in the Audit Committee.

The Audit Committee held five meetings in video conference during fiscal year 2025-2026.

The Audit Committee has adopted a Charter and it is reviewed annually.

Compensation / Nomination and Remuneration Committee

Our  Compensation Committee / Nomination and Remuneration Committee consists currently of three independent directors as determined under applicable NASDAQ rules, and consists of:

•         Dr. Ram Sewak Sharma

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

The Compensation Committee held four meetings in video conference during fiscal 2025-2026.

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

On July 22, 2015, the Nomination and Remuneration Committee reviewed and recommended the appointment of Ms. Vegesna Bala Saraswathi as an additional Director of the Company who holds office up to the Annual General Meeting. Further, she was elected by shareholders as a Director at the Annual General Meeting held on July 4, 2016, Further, as per the Act, she retires by rotation and eligible for re-election. She was re-elected at the Annual General Meeting held on August 14, 2025. The Nomination and Remuneration Committee has adopted a charter.

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

On November 2, 2022, the Nomination and Remuneration Committee reviewed and recommended the appointment of Mr M P Vijay Kumar as Whole-time Director (Additional) of the Company for a period of 5 (Five) years from November 14, 2022, on a remuneration and on such terms and conditions with liberty and authority to the Board of Directors to alter and vary the terms and conditions of the said appointment from time to time within the scope of Schedule V of the Companies Act, 2013, or any amendments thereto or any re-enactment thereof as may be agreed to between the Board of Directors and Mr. M P Vijay Kumar and the proposal for appointment and the payment of remuneration was approved by the Members at their Annual General Meeting held on August 25, 2023.

Dr. Ajay Kumar was appointed as a director designated as an Independent Director by the shareholders at the AGM held on July 3, 2024, for a period of five consecutive years effective July 3, 2024 and resigned from the Company on May 15, 2025.

Dr. Thomas Michael Bradicich was appointed as an Additional Director of the Company designated as Independent Director of the Company with effect from July 5, 2024 for a term of 5 (Five) years, which was approved by the shareholders at the annual general meeting of the Company held on August 14,2025.

Mrs. Padmaja Chunduru was appointed as an Additional Director (Independent) with effect from October 12, 2024 for a term of five years, which was approved by the shareholders at the annual general meeting of the Company held on August 14,2025.

The Company appointed a new independent director to fill the vacancy left by Dr. Ajay Kumar in the Compensation/ Nomination and Remuneration Committee. Dr. Ram Sewak Sharma was appointed as an Additional Director of the Company designated as Independent Director of the Company with effect from June 20, 2025 for a term of 5 (Five) years, which was approved by the shareholders at the annual general meeting of the Company held on August 14,2025.

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

For the financial year 2025-2026, the Company has spent ₹ 0.45 million in pursuance of its Corporate Social Responsibility Policy in the following manner:

1. Contribution towards Livelihood enhancement: The Company has contributed ₹ 0.45 million towards Livelihood enhancement to Raju Vegesna Foundation.

2. Contribution towards National Heritage: The Company has directly contributed ₹ Nil million towards National heritage to Pragna Bharati.

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

Employees

As of March 31, 2026, we had 4,331 employees, compared with 4,406, and 4,319, as of March 31, 2025 and March 31, 2024, respectively. Of our current employees, 167 are administrative, 352 from our sales and marketing, 3,744 are dedicated to technology and technical support, and 68 are in business process and customer care. None of our employees are represented by a union. We believe that our relationship with our employees is good. All the employees are substantially India-based.

Stock Ownership

The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2026 by each director and our senior management executives. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

	Equity Shares
	Beneficially Owned
Beneficial Owner	Number	Percent
Raju Vegesna *	364,126,602	83.78%

*	Other than the above, none of the Directors or Executive Officers of the Company holds any shares in the Company.

No options under our ASOP plan were outstanding to our senior management executives.

Associate Stock Option Plan

We had an Associate Stock Option Plan, or ASOP, which provided for the grant of options to employees of our Company. The ASOP 2014 terminated by its terms on January 20, 2025 and no new awards may now be granted under the ASOP 2014. However, the termination of the ASOP 2014 does not affect the validity of any award outstanding after the date of termination.

The Company introduced a new Stock Option Plan under Associate Stock Option Plan 2014 (“ASOP 2014”) for granting ESOPs as Equity Shares and/or ADSs linked warrants to the eligible Associates of the Company and its Holding/Subsidiaries/Associates.  This was in addition to the earlier ASOP Plans of 2000, 2002, 2005 and 2007. For this purpose, the Company allocated 25 million Equity Shares of ₹ 10/- each under ASOP 2014.  The proposal was approved by the Board of Directors and the shareholders of the Company at the Eighteenth Annual General Meeting held on July 28, 2014, and 25,000,000 shares were reserved for issuance under the plan. The Company also filed Form S-8 on December 21, 2015 with SEC for the options issued under the plan. As of March 31, 2026, we had outstanding options of 0.47 million under our ASOP Plans with a weighted average exercise price equal to approximately ₹ 74.13 (US$ 0.78) per equity share. These options expire on January 23, 2029. The Board at their meeting held on January 20, 2015 approved to grant 5,870,800 options to 85 Associates and issued Grant Letters.

The Company granted an additional 25,000, 195,000, 465,000, 7,220,000, 335,000, 150,000, 525,000 and 184,300 options to employees during fiscal years 2022-2023, 2021-2022, 2020-2021, 2019-2020, 2018-2019, 2017-2018, 2016-2017, and 2015-2016, respectively.

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

An employee holding options may apply for exercise of the options on a date specified therein which is referred to as the conversion date. The options are not transferable by an employee. The options lapse in the event of cessation of employment due to reasons of non-performance or otherwise. The equity shares transferred to the employee after conversion from options are the absolute property of the employee and will be held by the employee.

SISL, our subsidiary has instituted an employee share-based payment scheme titled “SISL Employee Stock Option Plan 2025”, which was approved by the shareholders at the general meeting held on September 26, 2025, for granting up to 30 million options. Under the SISL ESOP 2025 Plan, eligible employees of SISL and Sify may be granted options to acquire equity shares of the SISL upon payment of the grant price. Each option is convertible into one equity share upon exercise. The options vest subject to continued employment and achievement of specified performance conditions, with 40% vesting after two years from the grant date and the remaining 60% vesting over the subsequent three years in equal half-yearly tranches. Vesting is linked to both individual performance and SISL performance parameters relating to capacity billed, revenue and EBIT. The options may be exercised upon occurrence of a liquidity event such as an initial public offering or strategic sale, in accordance with the terms of the SISL ESOP 2025. The options do not carry rights to dividend or voting prior to exercise.

A total of 30 million equity shares are reserved for issuance under the SISL ESOP 2025, which was adopted at the Extraordinary Meeting of SISL held on September 26, 2025. As of March 31, 2026, SISL had an aggregate outstanding of 18.79 million options under SISL ESOP 2025 with a weighted average exercise price equal to approximately ₹ 150.00 ($1.58) per equity share. Unamortized stock compensation expense as of March 31, 2026 on these options is ₹ 731.99 million (US$ 7.73 million).

Disclosure of a registrant’s action to recover erroneously awarded compensation.

We maintain a Clawback Policy (the “Clawback Policy”) in compliance with the SEC’s and NASDAQ’s final rules. The Clawback Policy requires the repayment of certain erroneously awarded incentive-based compensation paid to any current or former executive officers, in connection with a restatement of financial statements if such compensation exceeded the amount that such executive officers otherwise would have received had it been determined based on the restated financial statements. Our Compensation/Nomination and Remuneration Committee assessed the applicability of the Clawback Policy in light of the restatement of the financial statements in Amendment No.1 to our annual report on Form 20-F for the year ended March 31, 2024. The Company concluded that no compensation is required to be recouped as a result of the restatement of the financial statements under that amendment as there were no payments awarded or made to management to which the Clawback Policy applies based on any metrics that were impacted by the restatement.

Item 7. Major Shareholders and Related Party Transactions

Principal Shareholders

The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2026, by each person or group of affiliated persons who is known by us based on our review of public filings to beneficially own 5% or more of our equity shares. The table gives effect to equity shares issuable within sixty days upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares as well as the power to receive the economic benefits of ownership of securities. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned. The information below is based on a review of filings made by such persons with the SEC.

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

Infinity Satcom Universal Private Limited (Infinity Satcom) was owned and controlled by Mr. Raju Vegesna, CEO, Chairman and Managing Director of the Company. Pursuant to the order of Hon’ble NCLT, Chennai Division Bench dated March 5, 2025, Infinity Satcom merged with Raju Vegesna Infotech & Industries Private Limited. Infinity Satcom ceased to exist as a separate entity with effect from April 2, 2025.

Ramanand Core Investment Company Private Limited is a wholly owned subsidiary Company of Raju Vegesna Infotech and Industries Private Limited, which in turn is owned and controlled by Mr. Raju Vegesna, CEO, Chairman and Managing Director of the Company.

As of March 31, 2026, entities affiliated with our CEO, Chairman and Managing Director, Mr. Raju Vegesna, beneficially owned approximately 83.78% of our outstanding equity shares, as described below.

	Equity Shares
	Beneficially owned
Shareholder	Number	Percent

Infinity Capital Ventures, LP	32,861,355	7.56
Vegesna Family Trust, LP	1,466,558	0.34
Raju Vegesna Infotech & Industries Private Limited, Visakhapatnam	34,343,689	7.90
Ramanand Core Investment Company Private Limited, Visakhapatnam*	295,455,000	67.98

*

Ramanand Core Investment Company Private Limited is controlled by Raju Vegesna Infotech and Industries Private Limited (RVIIPL), therefore RVIIPL holds the beneficial interest in Ramanand Core Investment Company Private Limited as of March 31, 2026.

Details of change in the percentage ownership held by the major shareholders:

Name of the shareholder	2023-2024		2024-2025		2025-2026
	No. of shares	%	No. of shares	%	No. of Shares	%
Infinity Capital Ventures, LP, USA	13,902,860	7.58%	32,861,355	7.57%	32,861,355	7.56%
Vegesna Family Trust, USA	620,466	0.34%	1,466,558	0.34%	1,466,558	0.34%
Infinity Satcom Universal Private Limited	14,530,000	7.93%	14,530,000	3.35%	-	0.00%
Raju Vegesna Infotech and Industries Private Limited *	-	-	19,813,689	4.56%	34,343,689	7.90%
Ramanand Core Investment Company Private Ltd **	125,000,000	68.18%	295,455,000	68.06%	295,455,000	67.98%

*	Infinity Satcom received 19,813,689 Equity Share in the rights offering made, which it renounced in favor of Raju Vegesna Infotech and Industries Private Limited pursuant to Indian law.

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

Reference is made to note 39 to the Consolidated Financial Statement as regards the shareholding of Ramanand Core Investment Company Private Limited. As of such date, these shares are fully paid up of the face value and hence carry entire voting rights of these shares.

The Company has not issued any shares having differential voting rights and hence the Company’s major shareholders do not have differential voting rights.

United States Shareholders

As of March 31, 2026, 104,808,339 of our ADSs were held in the United States, and we had approximately 17,221 shareholders in the United States. Each ADS represents six equity shares.

Host country Shareholders

As on March 31, 2026, 329,799,350 of our equity shares were held in India, and we had 24 shareholders on record in India. Each equity share has a par value of ₹ 10/- each.

Control of Registrant

Based on our review of filings made with the SEC, Infinity Capital Ventures, LP beneficially owned 0.0% of our equity shares as of March 31, 2026. This shareholder is a party to the Subscription Agreement dated November 10, 2005 with our Company. The Subscription Agreement provides that, among other things, the Company shall appoint Mr. Raju Vegesna as the Chairman of the Board of Directors, Infinity Capital shall also nominate another person to the Board of Directors and for so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital. In November 2005, Mr. Raju Vegesna, a nominee of Infinity Capital Ventures, LP, was appointed as Chairman of our Board of Directors. In February 2006, the Company also appointed Mr. P S Raju as the second nominee of Infinity Capital to the Board of Directors. Consequent to the resignation of Mr. P S Raju, as a Director effective May 31, 2015, Ms. Vegesna Bala Saraswathi was appointed as an additional Director of our Company effective July 22, 2015, as a Nominee. Further, as per the Act, she retires by rotation and is eligible for re-election.

Infinity Satcom Universal Private Limited, India also beneficially owned 0.00% of our equity shares as of March 31, 2026. Pursuant to the order of the NCLT, Chennai Division Bench, dated March 5, 2025, Infinity Satcom merged with Raju Vegesna Infotech & Industries Private Limited. Infinity Satcom ceased to exist as a separate entity with effect from April 2, 2025.

As of March 31, 2026, entities affiliated with our CEO, Chairman and Managing Director, Mr. Raju Vegesna, beneficially owned approximately 83.78% of our outstanding equity shares, which includes the 125,000,000 shares issued in connection with the private placement described below.

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

Issuance of Equity Shares in private placement to the promoter group:

October 30, 2010, we consummated the issuance and sale of 125,000,000 of our equity shares in a private placement with our promoter group, including an entity affiliated with our CEO, Chairman and Managing Director, Mr. Raju Vegesna. See note 39 in the notes to the consolidated financial statements in this Annual Report.

The proceeds from the said issue have been utilized towards capital expenditure and expansion plans of the Company. During fiscal 2019 the shares have become fully paid-up.

Related Party Transactions

Refer to Note 36 ‘Related Parties’ in Item 18 of this Annual Report for the list of related parties, their relationships and summary of related party transactions as of March 31, 2026 and March 31, 2025.

Loans to employees

We provide interest free loans to our employees in India who are not executive officers or directors which will be adjusted in their monthly salaries. As of March 31, 2026, there were no loans to employees outstanding.

Item 8. Financial Information

Financial Statements

The following financial statements and auditors’ report appear under Item 18 in this Annual Report on Form 20-F and are incorporated herein by reference:

•         Report of Independent Registered Public Accounting Firm

•         Consolidated Statement of Financial Position as of March 31, 2026 and 2025

•         Consolidated Statements of Profit or Loss and Consolidated statement presenting Comprehensive Income for the years ended March 31, 2026, 2025, and 2024

•         Consolidated Statements of Changes in Equity for the years ended March 31, 2026, 2025, and 2024

•         Consolidated Statements of Cash Flows for the years ended March 31, 2026, 2025, and 2024

•         Notes to the Consolidated Financial Statements

Export Revenue

Refer to Item 4 – Corporate Customers of this Annual Report on Form 20-F.

Legal Proceedings:

Refer note 35 to our Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F.

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

Significant changes

None

Item 9. The Offer and Listing

Trading Markets

There is no public market for our equity shares in India, the United States or any other market. Our ADSs evidenced by American Depositary Receipts, or ADRs, are traded in the United States only on the NASDAQ Capital Market under the symbol “SIFY”. Each ADS represents six equity shares. The ADRs evidencing ADSs were issued by our depositary, pursuant to a Deposit Agreement.

Item 10. Additional Information

Share Capital

Our authorized share capital is ₹ 10,000 million divided into 750,000,000 equity shares having a par value ₹ 10 per equity share and 250,000,000 preference shares having a par value ₹ 10 per preference share. As of March 31, 2026, 434,607,689 equity shares were issued and fully paid. There are no partly paid-up shares. The equity shares and preference shares are our only class of authorized share capital. We have 472,728 options outstanding to purchase equity shares as of March 31, 2026.

104,808,339 of our equity shares are represented by American Depositary Shares issued by our Company in accordance with applicable laws and regulations. Our Articles of Association and the Indian Companies Act permit us to issue classes of securities in addition to the equity shares. For the purposes of this annual report, “shareholder” means a shareholder who is registered as a member in the register of members of our Company. The term shareholders and ADSs holders have the same meaning in this annual report since the Indian Companies Act only defines a shareholder.

There have been no significant changes in the share capital of the Company during the fiscal 2026, 2025, and 2024 except for:

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

Pursuant to the Companies Act, our Board of Directors has the discretion to declare and pay interim dividends without shareholder approval. Under the Companies Act, dividends can only be paid in cash to the registered shareholder, the shareholder’s order or the shareholder’s banker’s order, at a record date fixed on or prior to the date of the Annual General Meeting. We must inform NASDAQ of the record date for determining ADS holders who are entitled to receive dividends.

The Companies Act provides that any dividends that remain unpaid or unclaimed after the 30-day period from the date of declaration of a dividend are to be transferred to a special bank account opened by the Company at an approved bank within seven days from the date of expiry of the 30-day period. We have to transfer any dividends that remain unclaimed for seven years from the date of the transfer to an Investor Education and Protection Fund established by the GOI under the provisions of the Companies Act. Under the Companies Act, after the transfer to this fund, such unclaimed dividends may be claimed by the shareholders on submission of such documents and in accordance with the procedures as may be prescribed by the Government.

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

Indian law provides that a quorum for a general meeting is the presence of at least five shareholders in person.

Annual General Meeting:

Our Annual General Meeting for the fiscal year ended March 31, 2025 was held on August 14, 2025 as decided by the Board of Directors held at the registered office of our Company, 2nd Floor, TIDEL Park, 4 Canal Bank Road, Taramani, Chennai 600 113, India.

At the Annual General Meeting, the shareholders approved the following items:

•         Adoption of audited financials for the fiscal year ended March 31, 2025 as per Indian Accounting Standards.

•         Appoint a Director in place of Mrs. Vegesna Bala Saraswathi (DIN 07237117), who retires by rotation and being   eligible, offers herself for reappointment.

•         Appointment of Dr. Thomas Michael Bradicich (DIN:10672895) as an Independent Director of the Company for a further period of five consecutive years effective July 05, 2024 and whose tenure of office shall not be liable to retire by rotation

•         Appointment of Mrs. Padmaja Chunduru (DIN:08058663) as an Independent Director of the Company for a further period of five consecutive years effective October 12, 2024 and whose tenure of office shall not be liable to retire by rotation

•         Appointment of Dr. Ram Sewak Sharma (DIN:02166194) as an Independent Director of the Company for a further period of five consecutive years effective June 20, 2025 and whose tenure of office shall not be liable to retire by rotation

•         Ratification of Remuneration payable to Mr. S Ramachandran, Cost Auditor for the financial year 2025-2026.

•         Approval of alteration of Articles of Association of the Company.

•         Approval of the Issue of Non-Convertible Debentures on a Private Placement Basis.

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

Since we are a public company under Indian law, the provisions of Section 58 apply to us. Our Articles of Association currently contain provisions that give our directors discretion to refuse to register a transfer of shares in some circumstances, if they have sufficient cause to do so in the best interests of our Company. While our directors are not required to provide a reason for any such refusal in writing, they must give notice of the refusal to the transferee within 30 days after receipt of the application for registration of transfer by our Company. If our directors refuse to register a transfer of shares, the shareholder wishing to transfer his, her or its shares may file a civil suit or an appeal with the NCLT.

Pursuant to Section 58 of the Companies Act, if a transfer of shares contravenes any of the provisions of the Companies Act and Securities and Exchange Board of India Act, 1992 or the regulations issued thereunder, or any other Indian laws, the NCLT may, on application made by the relevant Company, a depositary incorporated in India, an investor, a participant, or the Securities and Exchange Board of India or other parties, direct the rectification of the register, record of members and/or beneficial owners. The NCLT may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its investigation into the alleged contravention. Notwithstanding such investigation, the rights of a shareholder to transfer the shares will not be restricted.

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

Audit and Annual Report

Under the Indian Companies Act, a Company must file its audited financial statements with the Registrar of Companies within 30 days from the date of the Annual General Meeting. At least 21 days before the annual general meeting of shareholders excluding the days of mailing and receipt, we must distribute to our shareholders a detailed version of our audited balance sheet, profit and loss account and cash flow statement and the related reports of the Board and the auditors, together with a notice convening the annual general meeting. These materials are also generally made available at our corporate website, www.sifytechnologies.com. Under the Indian Companies Act; we must file the audited financial statements presented to the shareholders within 30 days of the conclusion of the annual general meeting with the Registrar of Companies in Tamil Nadu, India, which is the state in which our registered office is located. We must also file an annual return containing a list of our shareholders and other information within 60 days of the conclusion of the meeting.

As per the directive of the Ministry of Corporate Affairs, GOI, effective fiscal year ended March 31, 2011 onwards, the Company is required to file the audited financials in Extensible Business Reporting Language (XBRL) mode by using XBRL taxonomy.

The Company has filed the financial statements and other documents with Ministry of Corporate Affairs, GOI (“MCA”) for the financial year 2024-2025 in Extensible Business Reporting Language (XBRL) mode by using XBRL taxonomy.

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

Currently, one class of equity shares is authorized and outstanding under our Memorandum of Association and Articles of Association. Further, the Company has authorized, but not issued, preference shares. However, if at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of such proportion of the issued shares of that class as may be specified in the Companies Act or rules made thereunder, or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

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

If the Company refuses to register the transfer of shares without sufficient cause, the transferee may, within a period of sixty days of such refusal or where no intimation has been received from the Company, within ninety days of the delivery of the instrument of transfer or intimation of transmission, appeal to the NCLT. The NCLT may, after hearing the parties, either dismiss the appeal; or by order direct that the transfer or transmission shall be registered by the Company and the Company shall comply with such order within a period of ten days of the receipt of the order; or direct rectification of the register and also direct the Company to pay damages, if any, sustained by any party aggrieved.

The subscription, purchase and sale of shares of an Indian company by a citizen of India who resides outside India (“NRI”), whether in the form of foreign direct investment or in the form of portfolio investment, are governed by various Indian laws regulating the transfer or issue of securities by the company to NRIs. These regulations have been progressively relaxed in recent years. Set forth below is a summary of various forms of investment, and the regulations applicable to each, including the requirements under Indian law applicable to our equity shares and ADSs.

Amendments to the Articles of Association

On August 14, 2025, we approved amendments to the Articles of Association pursuant to the special resolution passed by the members at the 29th Annual General Meeting of the Company. See Exhibit 1.1 hereto for the amended Articles of Association. The principal amendments are summarized below:

•         Article 1 and 2 – Updated references from the Companies Act, 1956 to the Companies Act, 2013.

•         Article 4 – Added a provision allowing the further issue of shares, including by rights issue, preferential offer or private placement under the Companies Act, 2013.

•         Article 7 – Inserted a new article allowing the issuance of debentures, including convertible and non-convertible debentures, at a discount, premium or otherwise, provided that debentures carrying conversion rights require shareholder approval by special resolution.

•         Articles 9, 22, 31, 37, 45 – Extended the provisions governing transfer and transmission of shares to apply equally to all other securities of the Company, including debentures, to the extent permitted by the Companies Act, 2013.

•         Article 62 – Added a new provision permitting lenders/financial institutions acting as creditors of the Company to nominate and/or appoint directors under certain circumstances.

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

Foreign Direct Investment

Foreign Direct Investment (“FDI”) in India is governed by the FDI Policy, dated October 15, 2020, (the “FDI Policy”) announced by the GOI, the provisions of the Foreign Exchange Management Act, 1999 (“FEMA”), Foreign Exchange Management (Non-Debt Instruments) Rules, 2019 (the “NDI Rules”) and the rules, regulations and notifications issued thereunder. Foreign Exchange Management (Non-debt Instruments) Rules, 2019 contain the related regulations for foreign investment in India. The NDI Rules are amended from time to time.

Under the FDI Policy, investments can be made by NRIs in the shares, convertible debentures and preference shares of an Indian company, through two routes: the Automatic Route and the Government Route. Under the Automatic Route, neither the foreign investor nor the Indian Company requires any approval from the relevant ministry, department of the GOI for the investment. Under the Government Route, prior approval of the concerned ministries or departments, in consultation with the Department for Promotion of Industry and Internal Trade, Ministry of Commerce and Industry, GOI (formerly known as the Department of Industrial Policy and Promotion) (“DPIIT”), Ministry of Finance, Department of Economic Affairs through the FDI Policy, is needed.

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

Per the NDI Rules, a non-resident Indian (“NRI”) or Overseas Citizen of India (“OCI”) may purchase or sell capital instruments of a listed Indian company on repatriation basis, on a recognized stock exchange in India, subject to the conditions, inter alia, that the total holding by any individual NRI or OCI will not exceed 5% of the total paid - up equity capital on a fully diluted basis or should not exceed 5% of the paid-up value of each series of debentures or preference shares or share warrants issued by an Indian company and the total holdings of all NRIs and OCIs put together will not exceed 10% of the total paid-up equity capital on a fully diluted basis or shall not exceed 10% of the paid-up value of each series of debentures or preference shares or share warrants. The aggregate ceiling of 10% may be raised to 24%, if a special resolution to that effect is passed by the general body of the Indian company.

Subsequent Transfers

Restrictions for subsequent transfers of shares of Indian companies between residents and NRIs are governed under the NDI Rules. For a transfer between a resident and a NRI of securities of an Indian company in the telecommunications sector, such as ours, no prior approval of either the RBI or the GOI is required, as long as the terms and conditions set out in the NDI Rules are complied with. These conditions and procedures include compliance with pricing guidelines, consent letters from the transaction parties, applicability of regulatory requirements such as FDI, and filing Form FC TRS with authorized bankers. However, please note that pursuant to Press Note 3, investment by persons or entities situated in or citizens of countries that share land border with India requires prior approval from the GOI. This includes transactions where the beneficial owner of the relevant investor is domiciled in or a citizen of a country that shares land border with India. Accordingly, investments from countries like Bangladesh, China (including Hong Kong and Macau), Pakistan, Nepal, Myanmar, Bhutan and Afghanistan (collectively the “Neighboring Countries”) or where the ‘beneficial owner’ of such Indian investment is situated in, or is a citizen of, any such Neighboring Countries, requires government approval. Please note that inclusion of Taiwan in the definition of Neighboring Countries is a grey area (considering the political status of Chinese Taipei and China) and foreign investment in India by an entity based in Taiwan may also trigger approval requirements.

The price of shares issued to NRIs under the FDI Policy cannot be less than the fair valuation of shares done by a SEBI registered merchant banker or a chartered accountant as per any internationally accepted pricing methodology on arm’s length basis, where the shares of the company are not listed on any recognized stock exchange in India. Where the issue of shares is on preferential allotment, the price applicable to transfers of shares from resident to non-resident are also subject to the pricing guidelines issued by the GOI. However, where NRIs are making investments in an Indian company in compliance with the provisions of the Companies Act, as applicable, by way of subscription to its Memorandum of Association, such investments may be made at face value, subject to their eligibility under the FDI Policy.

Transfers of shares or convertible debentures, by way of sale or gift, between two non-residents are not subject to Indian exchange control approvals or pricing restrictions. However, please see “—India selling restrictions” for a full description of the exchange control transfer regime (especially in relation to Neighboring Countries).

Takeover Code

Upon conversion of ADSs into equity shares, a holder of ADSs will be subject to the Takeover Code as prescribed by the SEBI.

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

Fungibility of ADSs

A limited two-way fungibility scheme has been put in place by the GOI for ADRs / GDRs. Under this Scheme, a stockbroker in India, registered with SEBI, can purchase shares of an Indian Company from the market for conversion into ADRs/GDRs based on instructions received from overseas investors. Re-issuance of ADRs / GDRs would be permitted to the extent of ADRs / GDRs which have been redeemed into underlying shares and sold in the Indian market.

Currently, there is no public trading market for our equity shares in India or elsewhere nor can we assure you that we will take steps to develop one. Our equity securities are only traded on NASDAQ through the ADSs as described in this report. Under prior Indian laws and regulations, our Depositary could not accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares without prior approval of the GOI. The Reserve Bank of India has announced fungibility regulations permitting, under limited circumstances, the conversion of ADSs to equity shares and the reconversion of equity shares to ADSs provided that the actual number of ADSs outstanding after such reconversion is not greater than the original number of ADSs outstanding. If you elect to surrender your ADSs and receive equity shares, you will not be able to trade those equity shares on any securities market and, under present law, likely will not be permitted to reconvert those equity shares to ADSs.

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

The Government has not yet notified the scheme.

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

Moreover, the transfer of shares between an Indian resident and a non-resident (other than a non-resident Indian, or NRI) does not require the prior approval of the GOI or RBI, provided that (i) the activities of the investee company are under the automatic route pursuant to the FDI Policy, and the transfer is not subject to regulations under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011, (ii) the non-resident shareholding complies with sector limits under the FDI Policy and (iii) the pricing is in accordance with the guidelines prescribed by the SEBI and RBI. We are an unlisted company, and the Takeover Code is not applicable to us.

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

Government of India Approvals

Pursuant to the RBI's regulations relating to sponsored ADS offerings, an issuer in India can sponsor the issue of ADSs through an overseas depositary against underlying equity shares accepted from holders of its equity shares in India. The guidelines specify, among other conditions, that:

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

Under Indian law, ADS holders have the right to vote on any general meetings either by show of hands or by poll only on becoming the Shareholder of the Company by converting the ADS into equity shares of the Company.

Reserve Bank of India Monetary Policy during Financial Year 2025-2026:

•	The Repo Rate under the Liquidity Adjustment Facility (“LAF”) was progressively reduced during FY 2025-2026 and stood at 5.25% as of March 2026.

•	The Reverse Repo Rate under the LAF was retained at 3.35% throughout the fiscal year

•	The Cash Reserve Ratio (“CRR”) was reduced and stood at 3.00% as of March 2026 to support liquidity conditions in the banking system

•

Consequent to the reduction in the Repo Rate to 5.25%, the Standing Deposit Facility (“SDF”) rate stood at 5.00%, while the Marginal Standing Facility (“MSF”) rate and the Bank Rate stood at 5.50% as of March 2026

•

The GOI continued to review export support measures for exporters, particularly for the Micro, Small and Medium Enterprises (“MSME”) sector, amid global economic uncertainties and volatile trade conditions during FY 2025-2026.

•

During the fiscal year 2025-2026, the Indian rupee depreciated sharply against the USD and closed at approximately Rs. 94.65 / USD as of March 31, 2026, primarily due to foreign capital outflows, elevated crude oil prices and geopolitical tensions

•

Brent Crude Oil prices remained highly volatile during FY 2025-2026 due to geopolitical tensions in the Middle East and supply-side uncertainties. Prices increased significantly during March 2026 and crossed USD 110 per barrel towards the end of the fiscal year.

SEC Clawback Rules

On October 26, 2022, the SEC adopted the final compensation clawback rules (the “SEC Clawback Rules”) that require listed issuers (with limited exceptions) to (i) develop and implement a clawback policy to recover excess incentive compensation from executive officers if amounts were based on material misstatements in the financial reports, (ii) file the clawback policy as an exhibit to their annual report and (iii) include disclosures in their SEC filings if recovery is triggered under their clawback policy. The final rules were published in the Federal Register on November 28, 2022.

The SEC Clawback Rules and the related listing standards of the NYSE mandated issuers listed on the NYSE to adopt a compliant clawback policy no later than December 1, 2023. Accordingly, we adopted a clawback policy which was approved by the Board in October 2023.

TAXATION

Material Indian Taxation Considerations

Given below is the summary of tax implications for holders of ADSs and equity shares, upon withdrawal of such ADSs and equity shares, who are not resident in India, whether of Indian origin or not. These tax provisions are governed by the Income-tax Act, 1961 (the “Act”) read with the Issue of Foreign Currency Convertible Bonds and Equity Shares (through Depositary Receipt Mechanism) Scheme, 1993 (the “1993 Scheme”) and the Depositary Receipts Scheme, 2014, as amended.

This section is not intended to constitute a complete analysis of the individual tax consequences to non-resident holders under Indian law for the acquisition, ownership, and sale of ADSs or equity shares. Personal tax consequences of an investment may vary for non-resident holders in various circumstances, and potential investors should therefore consult their tax advisors on tax consequences of such acquisition, ownership, and sale, including specifically the tax consequences under the law of the jurisdiction of their residence and any tax treaty between India and their country of residence. Each prospective investor should consult his, her or its own tax advisors with respect to Indian and local tax consequences of acquiring, owning, or disposing of equity shares or ADSs.

It is essential to determine residential status to figure out the taxability of income on transfer of ADSs or equity shares.

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

•         Further, an Indian citizen would be deemed to be a Resident of India if his total income (not including foreign-sourced income) exceeds Rs. 15 lakhs during the previous year and if he/she is not liable to income tax in any other country or territory by reason of his domicile or residence or any other criteria of similar nature. Such person who is deemed to be resident of India would be treated as RNOR.

Residential status of corporates

As per the provisions of the Act a Company is said to be resident in India, if –

i.         it is an Indian Company or

ii.       its place of effective management, in that year is in India.

If none of the aforesaid conditions are satisfied, the Company is treated as a non-resident as per the Act.

•         The Finance Act, 2015 brought in a concept called Place of Effective Management (‘POEM’). POEM was defined as a place where key management and commercial decisions that are necessary for conduct of business as an entity, as a whole are, in substance, made. Thus, a foreign Company will become a resident of India if its POEM is in India.

•         POEM is an internationally recognized test for determination of residence of a company incorporated in a foreign jurisdiction. OECD recognized POEM as a tie-breaker rule for determining residential status and hence most of Double Taxation Avoidance Agreements (“DTAA”) with India recognize it as a tie-breaker rule.

The CBDT issued a circular dated January 24, 2017 (“January Circular”) wherein it laid down certain guiding principles to be followed for determination of POEM. Some of the relevant guidelines are as follows:

i.         The January Circular clarifies that a company shall be said to be engaged in “active business outside India” if the passive income of such a company is not more than 50% of its total income; and (i) less than 50% of its total assets are situated in India; and (ii) less than 50% of total number of employees are situated in India or are resident in India; and (iii) the payroll expenses incurred on such employees is less than 50% of its total payroll expenditure.

ii.       Any determination of the POEM will depend upon the facts and circumstances of a given case.

iii.     Since “residence” is to be determined for each year, POEM will also be required to be determined on a year-to-year basis. The process of determination of POEM would be primarily based on the fact as to whether or not the company is engaged in active business outside India.

iv.     The POEM in case of a company engaged in active business outside India shall be presumed to be outside India if the majority meetings of the board of directors of the company are held outside India. However, if on the basis of facts and circumstances it is established that the board of directors of the company are standing aside and not exercising their powers of management and such powers are being exercised by either the holding company or any other person (s) resident in India, then the place of effective management shall be considered to be in India.

The CBDT issued a supplemental circular dated February 23, 2017, wherein it stated that the January Circular would not apply to companies having turnover or gross receipts of Rs. 50,00,00,000 (Rupees fifty crore) or less in a financial year. It further clarified that Section 6(3)(ii) of the IT Act shall not apply to a company having turnover or gross receipts of Rs. 50,00,00,000 (Rupees fifty crore) or less in a financial year.

If any foreign entity is determined to have a POEM in India, it will be considered an Indian resident. If a foreign company selling shares of an Indian company to an Indian buyer is determined to have a POEM in India, it will be taxed as an Indian resident. Therefore, any seller claiming non-resident status should be able to demonstrate that it does not have a POEM in India.

•         Further, the GOI also prescribed guidelines specifying the exceptions, modifications, and adaptations to the provisions of the Act relating to computation of total income, treatment of unabsorbed depreciation, set off or carry forward and set off of losses, collection and recovery and special provisions relating to avoidance of tax applicable to foreign companies having POEM in India vide CBDT Notification No. 29/2018 dated June 22, 2018. This could increase the burden of compliances for our subsidiary companies situated outside India.

Scope of Taxability of Income earned by a Non-Resident in India:

A non-resident shall be liable to tax in India in respect of following incomes only:

i.         Income received or is deemed to be received in India in such year; or

ii.       Income accrues or arises or is deemed to accrue or arise to him in India during such year.

The below mentioned income shall be deemed to accrue or arise in India in respect of the equity shares and ADRs:

A.      The income accruing or arising, directly or indirectly, through or from—

a.        any asset or source of income in India; or

b.       any property in India; or

c.        any business connection in India; or

d.       the transfer of a capital asset situated in India,

e.        shall be deemed to accrue or arise in India.

It is to be noted that, an asset or capital asset, being any share or interest in a company or entity registered or incorporated outside India, shall be deemed to be situated in India if the share or interest derives, directly or indirectly, its value substantially from the assets located in India. It is provided that a share or interest in a company or entity registered or incorporated outside India shall be deemed to derive its value substantially from the assets located in India, if, on the specified date, the value of such assets:

i.         exceeds Rs. 10 Crore; and

ii.       represents at least 50% of the value of all the assets owned by the company or entity, as the case may be.

It is further provided that no income shall be deemed to accrue or arise to a non-resident from transfer, outside India, of any share of, or interest in, a company or an entity, registered or incorporated outside India, as referred to above:

i.         if such company or entity directly owns the assets situated in India and the transferor (whether individually or along with its associated enterprises), at any time in the twelve months preceding the date of transfer, neither holds the right of management or control in relation to such company or entity, nor holds voting power or share capital or interest exceeding five per cent of the total voting power or total share capital or total interest, as the case may be, of such company or entity; or

ii.       if such company or entity indirectly owns the assets situated in India and the transferor (whether individually or along with its associated enterprises), at any time in the twelve months preceding the date of transfer, neither holds the right of management or control in relation to such company or entity, nor holds any right in, or in relation to, such company or entity which would entitle him to the right of management or control in the company or entity that directly owns the assets situated in India, nor holds such percentage of voting power or share capital or interest in such company or entity which results in holding of (either individually or along with associated enterprises) a voting power or share capital or interest exceeding five per cent of the total voting power or total share capital or total interest, as the case may be, of the company or entity that directly owns the assets situated in India;

B. Any dividend paid by an Indian company outside India shall be deemed to accrue or arise in India.

The Act provides that for a non-resident or a foreign company, the provisions under the Act or the relevant Double Taxation Avoidance Agreement, whichever is more beneficial, would apply.

Taxation of Dividend received on Equity Shares

Dividend income from an Indian company will be taxed in the hands of shareholders based on their respective applicable tax rates. Accordingly, companies are required to withhold taxes on the dividends paid to shareholders as per the relevant provisions of the Act, while also adhering to the provisions of the applicable DTAA.

Where the ADSs comply with the conditions of section 115AC / 115ACA of the Act and the Depositary Receipts Scheme, 2014, the amount of dividend on ADSs is taxable at the rate of 10%.

The dividend received by a non-resident from investment in shares of an Indian company is subjected to a withholding tax rate of 20%.

Capital gains earned by Non-residents:

•         To enable Non-residents to invest in Indian companies without having to be involved with the Indian capital market, the Government has come out with a scheme under which the Indian company issues shares or convertible debentures / bonds in foreign currency. The shares / bonds are issued in the official name of an Indian depository / custodian. Under a back- to-back arrangement, an overseas depositary issues Global Depositary Receipts (GDRs) to the non-resident investors. GDRs include American Depositary Receipts (ADRs). These receipts are tradable on an overseas exchange.

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

•         Section 115AC deals with taxation of income from GDRs purchased by non-residents out of foreign currency or capital gains arising from their transfer. The incomes covered are dividend, interest and long-term capital gain.

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

•         Long Term Capital Gain exceeding ₹125,000 arising from sale of equity shares in a Company or a unit of an equity-oriented fund or a unit of a business trust will be taxable at the rate of 12.5%(excluding applicable surcharge and cess)

•         Taxable gain realized in respect of equity shares held for 24 months or less, or short-term gain, is subject to tax at variable rates with a maximum rate of 40.00% (excluding applicable surcharge and cess).

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

Withholding Tax on Capital Gains

Any taxable gain realized by a non-resident on the sale of ADSs or equity shares is to be subject to withholding of tax at source by the buyer at the rate of 12.5%.

The person responsible for making the payment shall, at the time of credit of such income to the account of the payee or at the time of payment thereof in cash or by the issue of a check or draft or by any other mode, whichever is earlier, deduct income tax thereon at the rate of 12.5 per cent subject to any concession rate of tax provided under the applicable DTAA, read together with the applicable MLI. The concessional tax rate benefit as per DTAA would be available subject to providing various tax forms including Tax Residency Certificate by non-resident shareholders.

Buy-back of Securities

The sum paid by a domestic company for the purchase of its own shares shall be treated as dividend in the hands of shareholders who received payment from such buy-back of shares and shall be charged to income-tax at applicable rates. The said income would be subjected to withholding tax rates similar to that of dividends.

No deduction for expenses shall be available against such dividend income while determining the income from other sources. The cost of acquiring the shares that have been bought back would give rise to a capital loss in the hands of the shareholder, as these assets have been extinguished. Therefore, when the shareholder has any other capital gain from the sale of shares or otherwise, he would be entitled to claim his original cost of acquisition of all the shares.

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

GAAR provisions apply with respect to the shares issued post 31st March 2017, on conversion of Compulsory convertible Preference shares (CCPS), Foreign Currency Convertible Bonds (FCCBs), Global Depositary Receipts (GDRs), acquired prior to 1st April 2017 based on the circular No.7 of 2017 issued by the CBDT.

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

Overview of New Income Tax Act 2025

•           The government formally notified the Income-tax Act, 2025(ITA 2025) on 21 August 2025, and it has come into force on 1 April 2026. Accordingly, beginning the Financial Year 2026-2027, the new ITA 2025 would be applicable.

•           To operationalize the new Act, the Government notified the new Income-tax Rules, 2026 and related forms (2026 Rules) under ITA 2025 on 20 March 2026. The new Rules replaced the earlier Income Tax Rules, 1962 with effect from 1 April 2026.

•           It is to be noted that the new legislation has simplified India’s income tax framework primarily through linguistic changes and removal of redundant provisions, while remaining substantively aligned with the ITA 1961—including scope of total income, heads of income, computation of income, and tax rates—with limited substantive changes.

•           The ITA, 2025 replaces “previous year” and “assessment year” with a single unified term – “Tax Year”. The Tax Year is simply aligned to the financial year (1 April to 31 March).

•           The ITA, 2025 is structural overhaul — not a policy reform. The Tax rates, TDS rates and thresholds, due dates, GAAR, international tax remain unchanged.

•           Apart from the above, major changes in the ITA, 2025 in respect of documentation required for processing payments to non-residents (if DTAA benefit is claimed) are as mentioned below:

i. Mandatory Filing of Form 41 in the Income Tax e-filing portal (replacing the erstwhile Form 10F in ITA 1961)

ii. Submission of Tax residency certificate

iii. Declaration of no Permanent Establishment in India

Significance of No Permanent Establishment (PE) Declaration:

The concept of Permanent Establishment (PE) serves primarily to determine the right of a country to tax the profits of an enterprise belonging to another country. The Double Tax Avoidance Agreements (DTAAs) define PE to establish the threshold at which a non-resident business income is taxable in a source country.

Under the domestic laws of most countries, business profits earned by a foreign enterprise operating within their taxable territory are subject to tax beyond a prescribed threshold. In India, for example, a non-resident's income is taxable if it accrues, or is deemed to accrue, from a "business connection" in India.

At the same time, the same income may be subject to tax in the jurisdiction where the foreign enterprise is resident, giving rise to the risk of double taxation. In such situations the DTAAs provide clarity on the respective taxing rights of the source country and the country of residence. One of the objectives of a tax treaty is to resolve the claims of competing jurisdictions where an enterprise is resident in one country and carries out business activities in another.

Where a DTAA is in force, the central question is whether the foreign enterprise carries on business through a PE in the country where its profits are generated. If no PE exists, the enterprise may be taxed only in its country of residence, and the source country has no claim over its business profits. Conversely, where a PE does exist, the profits attributable to that PE may be taxed by the country in which it is situated. Furthermore, where a PE is in existence, the country where it is located may also tax its capital gains, dividends, interest and royalties that are effectively connected to such PE.

The scope and definition of PE are governed by Article 5 of the applicable DTAA. Determining whether a PE exists requires careful analysis of the relevant treaty language, drawing on the OECD and UN Model Tax Conventions as well as established judicial precedent.

In light of the above, ascertaining whether a non-resident has a PE in India is critical to determining the extent of their tax liability on business income earned in the country.

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

Material U. S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences that may be relevant with respect to the ownership and disposition of equity shares or ADSs and is for general informational purpose only. This summary addresses the U.S. federal income tax considerations of U.S. holders. For purposes of this discussion, “U.S. holders” are beneficial owners of equity shares or ADSs who or that are (a) individuals who are citizens or residents of the United States for U.S. federal income tax purposes, (b) corporations (or other entities treated as corporations for U.S. federal income tax purposes) created in or under the laws of the United States or any political subdivision thereof, (c) estates, the income of which is includable in gross income for U.S. federal income tax purposes, regardless of its source and (d) trusts having a valid election to be treated as “United States persons” (within the meaning of Section 7701(a)(30) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”)) in effect under U.S. Department of the Treasury regulations (“U.S. Treasury Regulations”) or the administration of which a U.S. court exercises primary supervision and with respect to which a United States person has the authority to control all substantial decisions.

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

This summary does not address any tax considerations arising under the laws of any U.S. state, U.S. local or non-U.S. jurisdiction, or any tax considerations under U.S. estate, gift or other non-income tax laws. In addition, this summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, regulated investment companies, real estate investment trusts, financial institutions, dealers in securities or currencies, tax-exempt entities, persons subject to alternative minimum tax, persons subject to special accounting rules under Section 451(b) of the Code, persons that will hold equity shares or ADSs as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, persons holding equity shares or ADSs through partnerships or other pass-through entities and investors therein, persons that have a “functional currency” other than the U.S. dollar or holders owning directly, indirectly or through the application of certain constructive ownership rules, 10% or more, by voting power or value, of the shares of our Company. This summary is based on the Code, the U.S. Treasury Regulations in effect or, in some cases, proposed, as of the date of this document, as well as judicial and administrative interpretations thereof available on or before such date and is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing is subject to change, which could apply retroactively and could affect the tax consequences described below.

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

Subject to certain conditions and limitations, Indian dividend withholding tax, if any, imposed upon distributions paid to a U.S. holder with respect to such holder’s equity shares or ADSs generally should be eligible for credit against the U.S. holder’s U.S. federal income tax liability. Alternatively, a U.S. holder may claim a deduction for such amount, but only for a year in which a U.S. holder does not claim a credit with respect to any non-U.S. income taxes. The overall limitation on non-U.S. income taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, distributions on equity shares or ADSs generally will be income from sources outside the United States and will generally be “passive category income” for purposes of computing the U.S. “foreign tax credit” allowable to a U.S. holder. No foreign tax credit or deduction is allowed for taxes paid or accrued with respect to a dividend that qualifies for the DRD.  The rules governing U.S. foreign tax credits are complex and have been subject to changes that  introduced additional requirements and limitations. Furthermore, the application of such rules depends on the particular circumstances of each U.S. holder. Therefore, each U.S. holder should consult his, her or its own tax advisor with respect to the availability of U.S. foreign tax credits to such U.S. holder’s particular circumstances.

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

We do not believe that we satisfy either of the tests for PFIC status for the taxable year ended March 31, 2026. However, because this determination is made on an annual basis and depends on a variety of factors (including, potentially, the value of our equity shares or ADSs), no assurance can be given that we were not considered a PFIC in a prior taxable year, or that we will not be considered a PFIC for the current taxable year and/or future taxable years. If we were to be a PFIC for any taxable year, U.S. holders would be required to either:

•         pay an interest charge together with tax calculated at ordinary income rates on “excess distributions,” as the term is defined in relevant provisions of the Code, including on any gain on a sale or other disposition of equity shares or ADSs;

•         if an election is made for us to be a “qualified electing fund” (as the term is defined in relevant provisions of the Code) in the first taxable year in which our Company is a PFIC during the period that the U.S. holder owns equity shares or ADSs, include in such U.S. holder’s taxable income their pro rata shares of undistributed amounts of our income and gain; or

•         if the equity shares or ADSs, as applicable, are “marketable” and a “mark-to-market” (as such terms are defined in the Code) election is made, mark-to-market the equity shares or ADSs each taxable year and recognize ordinary gain and, to the extent of prior ordinary gain, ordinary loss for the increase or decrease in market value for such taxable year.

If we are treated as a PFIC in any year, we do not plan to provide information necessary for U.S. holders to make the qualified electing fund election. As such, it is not expected that a U.S. holder will be able to make a qualified electing fund election with respect to our equity shares or ADSs.

If we are treated as a PFIC for any taxable year during which a U.S. holder holds the equity shares or ADSs, we will continue to be treated as a PFIC with respect to such U.S. holder for all succeeding years during which the U.S. holder holds the equity shares or ADSs, unless we were to cease to be a PFIC and the U.S. holder makes a “deemed sale” election with respect to the equity shares or ADSs.

In addition, certain U.S. federal information reporting obligations applicable to ownership of PFICs generally will apply to U.S. holders if we are determined to be a PFIC, such as annually filing an IRS Form 8621. Penalties may be imposed where applicable for failure to file IRS Form 8621.

Information with Respect to Foreign Financial Assets. Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 on the last day of the taxable year, or $75,000 at any time during the taxable year may be required to file information reports with respect to such assets with their U.S. federal income tax returns. Depending on your circumstances, higher threshold amounts may apply. “Specified foreign financial assets” include any financial accounts maintained by non-U.S. financial institutions, as well as any of the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties, and (iii) interests in non-U.S. entities. Our equity shares and ADSs may be treated as specified foreign financial assets and you may be subject to this information reporting regime. Failure to file information reports may subject you to penalties. You should consult your own tax advisor regarding your obligation to file information reports with respect to the equity shares or ADSs.

Foreign Account Tax Compliance Act.  The U.S. Foreign Account Tax Compliance Act (“FATCA”) imposes, under certain circumstances, a 30% U.S. federal withholding tax on certain payments to certain non-U.S. entities that fail to comply with certain information reporting, account identification, withholding, certification and other FATCA-related requirements in respect of their direct and indirect U.S. shareholders and/or U.S. accountholders. To avoid becoming subject to FATCA withholding, we may be required to report information to the GOI or the IRS regarding our U.S. holders. Each U.S. holder should consult his, her or its own tax advisor regarding the application of FATCA to an investment in our equity shares or ADSs.

The above summary is not intended to be a complete analysis of all tax consequences relating to ownership of equity shares or ADSs. You should consult with your own tax advisors regarding the application of the U.S. federal income tax laws to your particular circumstances, as well as any additional tax consequences resulting from an investment in the equity shares or ADSs, including the applicability and effect of the tax laws of any U.S. state, U.S. local or non-U.S. jurisdiction, and any estate, gift and inheritance laws.

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

Additionally, documents referred to in this Annual Report may be inspected at our corporate offices which are located at TIDEL Park. No, 4, Canal Bank Road, Taramani, Chennai, 600 113 India.

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

Item 12. Description of Securities Other Than Equity Securities

American Depositary Shares

Citibank, N.A. served as the depositary for our ADSs, pursuant to that certain Deposit Agreement by and between the Company and the Depositary, dated as October 18, 1999, as amended from time to time.

Sify Technologies Limited appointed JPMorgan Chase Bank, N.A. (“JPMorgan”) as successor depositary for the Company’s American Depositary Receipt (“ADR”) program, effective July 23, 2025. In connection with the appointment, the Company entered into an amended and restated deposit agreement with JPMorgan governing the ADR program. The A&R Deposit Agreement that appoints JPMorgan as successor depositary, replacing Citibank, N.A., amends the prior deposit agreement between the Company and Citibank, N.A. and the form of ADR; and provides for the creation and issuance to holders of American depositary shares, evidenced by Direct Registration ADRs representing Sify’s equity shares deposited with JPMorgan’s custodian. Deposited equity shares are to be held by the custodian for the account and to the order of the depositary for the benefit of holders of ADSs and may be withdrawn by holders upon surrender of their ADSs. Surrendered ADRs and ADSs are to be cancelled/destroyed by the Depositary.

A registration statement on Form F-6 relating to the ADR program was filed with the U.S. Securities and Exchange Commission on July 10, 2025, and a form of the amended and restated deposit agreement was filed as an exhibit thereto. The change in depositary does not affect the underlying ordinary shares of the Company represented by the ADRs, and holders of outstanding ADRs are not required to take any action in connection with the appointment of JPMorgan as successor depositary. JPMorgan has notified registered ADR holders regarding the transition and related administrative matters. JPMorgan is a global financial services institution and a provider of depositary receipt services for issuers worldwide.

ADS holders are required to pay various fees to the Depositary and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid. For purposes of this section, “Shares” means the Company’s equity shares.

The fees and charges payable by holders of our ADSs include the following:

Service		Rate
(1)	Issuance of ADSs upon deposit of Shares (excluding issuances contemplated by paragraph (4) below).	Up to $5.00 per 100 ADSs (or fraction thereof) issued.
(2)	Delivery of Deposited Securities, property and cash against surrender of ADSs.	Up to $5.00 per 100 ADSs (or fraction thereof) surrendered.
(3)	Warrants or other instruments to acquire ADRs (i.e., sale of rights)	Up to $5.00 per 100 ADSs (or fraction thereof) surrendered.
(4)	Distribution of cash distributions made or for any elective cash/stock dividend offered	Up to $0.05 per ADS held.
(5)	Direct or indirect distribution of securities (other than ADSs or rights to purchase additional ADSs) or the net cash proceeds from the public or private sale of any such securities.	Up to $0.05 per ADSs issued.
(6)	Depositary Services.	Up to U.S. $ 0.05 per ADS held on the applicable record date(s) established by the Depositary.
(7)	ADS Conversion Fee	Up to $5.00 per 100 ADS (or fraction thereof) converted from one ADS series

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

(iii)

such SWIFT and facsimile transmission or other method of communication and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of the person depositing shares or holders and beneficial owners of ADSs;

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

Direct and Indirect Payments by the Depositary to Sify

Pursuant to the Deposit Agreement with JPMorgan Chase Bank, N.A, we have received ₹ Nil (approximately US$ Nil) from JPMorgan Chase Bank, N.A. during the fiscal year ended March 31, 2026, in connection with our ADS Program.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 20-F, our management, with the participation of our CEO and CFO, has carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on March 31, 2026. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our CEO and CFO, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.

Based on their evaluation as of the end of the period covered by this Annual Report on Form 20-F, our CEO and CFO have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

These initiatives have resulted in significant improvements in our internal control framework and in our overall control environment, as well as control activities related to our finance and accounting policies.  As relevant controls have been designed, implemented, and operated for a sufficient period of time to address the previously disclosed material weakness, management has concluded that the material weakness has been remediated and continued to be remediated as of March 31, 2026.

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

2.       Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2026. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2026.

Changes in internal control over financial reporting

There have been no changes in our internal control over financial reporting that occurred subsequent to year end that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Our independent registered public accounting firm, Manohar Chowdhry & Associates, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2026.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Sify Technologies Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Sify Technologies Limited (the “Company”) and its subsidiaries (the Company and its subsidiaries are together referred to as “Group”) as of March 31, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements as of and for the year ended March 31, 2026, of the Group and our report dated June 24, 2026, expressed an unqualified opinion on those consolidated financial statements.

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

/s/ Manohar Chowdhry & Associates

Chartered Accountants

UDIN: 26237830SMPMEE8587

We have served as the Company's auditor since fiscal 2022.

Chennai, India

June 24, 2026

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

We have also adopted a written Code of Ethics, as defined in Item 406 of Regulation S-K, applicable to our principal executive officer, principal financial officer, principal accounting officer and all officers working in our finance, accounting, treasury, tax, legal, purchase, investor relations functions, disclosure committee members and senior management, as well as members of the audit committee and the Board of Directors. This policy is available on our corporate website http://sifytechnologies.com/investors/Company-profile/code-of-conduct/. We will post any amendments to, or waivers from, our Code of Ethics at this location on our website. We will provide to any person without charge, upon request by mail, a copy of this Code of Ethics by requesting such from our agent for investors relations at 909, 3rd Avenue, New York, NY 10022, United States.

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

Fiscal year ended
Type of Service	March 31, 2026	March 31, 2025
(a) Audit Fees	₹ 11.61 million	₹ 9.00 million
(b) Audit Related Fees	₹ 1.01 million	₹ 2.84 million
(c) Tax Fees	-	-
(d) All Other Fees	-	-

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

National Guidelines on Responsible Business Conduct

On March 13, 2019, the Ministry of Corporate Affairs (MCA), GOI, has established a set of guidelines and principles called the National Guidelines on Responsible Business Conduct (NGRBC). The Company affirms its consonance with the principles of the National Guidelines on Responsible Business Conduct (NGRBC).

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

Item 16 H. Mine Safety Disclosure

Not Applicable.

Item 16 I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not Applicable.

Item 16J: Insider Trading Policies

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of the registrant’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us.  We amended the insider trading policy on March 9, 2026.

The amended policy is filed as Exhibit 11.2 to this Annual Report.

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

As part of the risk management process, we conduct application security assessments, vulnerability management, penetration testing, security audits, and ongoing risk assessments. The organization has a robust incident response process which includes identify, detect, reporting, response and recover process to comply with various regulatory requirements, when incidents are detected. All employees are required to mandatorily undertake data protection, security and compliance programs annually.  Our senior leadership oversees our efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools (including AI-enabled security tools) deployed in our IT Systems environment.

In addition to the internal cybersecurity capabilities, as and when required, we also engage assessors, consultants, auditors, or other third parties to assist with assessing, identifying, and managing cybersecurity risks.

The cybersecurity risks and associated mitigations which forms part of our enterprise risk assessment are evaluated by Chief Information Officer, and reviewed by the Audit Committee. Such risks and mitigations are also subject to oversight by our Board of Directors.

During the year ending March 31, 2026, the Company did not identify any material cybersecurity incidents that may have materially affected us, but we face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to affect us which can be referred in the “Risks Related to our Company and Industry” section  under heading "Cybersecurity threats could damage our reputation or result in liability to us”

PART III

Item 17. Financial Statements

See Item 18

Item 18. Financial Statements

Consolidated Statements and other Financial Information

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sify Technologies Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying Consolidated Statement of Financial Position of Sify Technologies Limited (the “Company”) and its subsidiaries (the Company and its subsidiaries together are referred to as “Group”) as of March 31, 2026 and 2025, the related Consolidated Statement of Profit or Loss as per IFRS 18, Consolidated Statement presenting Comprehensive Income, Consolidated Statement of Changes in Equity, and Consolidated Statements of Cash Flows, for each of the three years in the period ended March 31, 2026, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2026 and 2025, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2026, in conformity with the International Financial Reporting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group's internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 24, 2026, expressed an unqualified opinion on the Group's internal control over financial reporting.

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

Valuation of Trade receivables

Critical Audit Matter Description

The collectability of the Group’s aged Trade Receivables and the valuation of allowance for impairment of Trade Receivables is a Critical Audit Matter due to the judgement involved in assessing the recoverability. The Trade Receivables as at March 31, 2026 is INR 12,648 million and Allowance for doubtful receivables charged in the Consolidated Statement of Profit or Loss for the year ended March 31, 2026 is INR 164 million.

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

•    We have reviewed the ageing, tested the validity of the trade receivables, the subsequent collections of trade receivables, the past payment and credit history of the customer, disputes (if any) with customers and based on discussion with the Group’s management (information and explanation provided by them) and evidences collected, we understood and evaluated the reason for delay in realisation of the trade receivables and possibility of realisation of the aged receivables.

•    Where there were indicators that trade receivables were unlikely to be collected, we assessed the adequacy of allowance for impairment of trade receivables.

•    We tested the sufficiency of the allowance for bad and doubtful debts charged in the Consolidated Statement of Profit or Loss for the year ended March 31, 2026.

/s/ Manohar Chowdhry & Associates (5341)

Chartered Accountants

UDIN: 26237830QMEQKS3143

We have served as the Company's auditor since fiscal 2022.

Chennai, India

June 24, 2026

Sify Technologies Limited

Consolidated Statement of Financial Position

(In millions of Rupees, except share data and as otherwise stated)

		As of March 31,		As of March 31,
		2026	2025	2026 Convenience translation into US$ millions
	Note	₹	₹	Note 2(c)
Assets
Non-current assets
Property, plant and equipment	5	43,481	38,915	459
Right-of-use assets	7	9,376	8,822	99
Intangible assets other than goodwill	6	601	696	6
Financial assets
(i) Investments	11	1,405	1,229	15
(ii) Other financial assets	12	2,812	2,393	30
Other non-current non-financial assets	10	3,545	1,696	38
Current tax assets, non-current (net)	13	3,143	3,106	33
Deferred tax assets (net)	14	1,459	1,396	15
Total non-current assets		65,822	58,253	695
Current assets
Current inventories	15	2,893	3,959	31
Financial asset
(i) Trade receivables	16	12,648	10,916	134
(ii) Restricted cash	8	974	454	10
(iii) Other bank deposits	8	-	1,307	-
(iv) Cash and cash equivalents	8	4,098	4,997	43
(v) Other financial assets	17	215	319	2
Other current non-financial assets	9	4,023	3,124	43
Total current assets		24,851	25,076	263
Total assets		90,673	83,329	958

Equity and Liabilities
Equity
Issued capital	18	4,359	4,354	46
Retained earnings		(9,166)	(7,805)	(97)
Share premium		19,803	19,780	209
Other equity interest	18A	3,406	3,406	36
Other reserves		531	394	6
Total equity attributable to equity holders of the Company		18,933	20,129	200

Sify Technologies Limited

Consolidated Statement of Financial Position

(In millions of Rupees, except share data and as otherwise stated)

		As of March 31,		As of March 31,
		2026	2025	2026 Convenience translation into US$ millions
	Note	₹	₹	Note 2(c)

Liabilities
Non-current liabilities
Non-current financial liabilities
(i) Borrowings	20	23,205	28,225	245
(ii) Lease liabilities	7	3,416	3,617	36
(iii) Other financial liabilities	21	4,030	52	43
Non-current provisions
(i) Provision for employee benefits	19	190	201	2
Other non-current liabilities	22	7,160	3,290	76
Total non-current liabilities		38,001	35,385	402

Current liabilities
Current financial liabilities
(i) Borrowings	20	15,399	11,255	162
(ii) Lease liabilities	7	486	193	5
(iii) Bank overdraft	8	-	326	-
(iv) Trade payables	23	7,455	8,052	79
(v) Other financial liabilities	24	3,357	2,168	35
Current provisions
(i) Provision for employee benefits	19	49	45	1
Other current liabilities	25	6,968	5,623	74
Current tax liabilities	13	25	153	0
Total current liabilities		33,739	27,815	356

Total liabilities		71,740	63,200	758
Total equity and liabilities		90,673	83,329	958

The accompanying notes form an integral part of these consolidated financial statements.

Note: 0 represents amount below the rounding off norm adopted by the Group.

Sify Technologies Limited

Consolidated Statement of Profit or Loss as per IFRS 18

(In millions of Rupees, except share data and as otherwise stated)

		For the Year ended March 31,			For the Year ended March 31,
		2026	2025	2024	2026 Convenience translation into US$ millions
	Note	₹	₹	₹	Note2(c)
Revenue	26	44,877	39,886	35,634	474

Cost of sales	28	(26,843)	(24,917)	(22,378)	(284)
Gross profit		18,034	14,969	13,256	190
Other operating income		376	363	379	4
Selling, general and administrative expenses	29	(8,123)	(7,442)	(6,462)	(86)
Depreciation and amortization	5,6&7	(7,274)	(5,633)	(4,773)	(77)
Operating profit		3,013	2,257	2,400	31
Investment income		34	188	156	0
Impairment provision on investment		(26)	-	-	(0)
Profit before financing and income taxes		3,021	2,445	2,556	31
Finance income	32	1	13	-	0
Interest expenses on borrowings	32	(3,614)	(2,443)	(1,952)	(38)
Interest expenses on pension liabilities	32	(13)	(2)	(2)	(0)
Interest expenses on lease liabilities	32	(336)	(299)	(250)	(4)
Net finance income / (expense)		(3,962)	(2,731)	(2,204)	(42)

Profit/ (Loss) before tax		(941)	(286)	352	(11)
Tax (expense) / benefit	14	(425)	(499)	(183)	(4)
Profit/(Loss) for the year		(1,366)	(785)	169	(15)
Attributable to:
Owners of the parent		(1,366)	(785)	169	(15)
Non-controlling interest		-	-	-	-
		(1,366)	(785)	169	(15)
Earnings per share	33
Basic earnings per share		(3.14)	(2.10)	0.92	(0.03)
Diluted earnings per share		(3.14)	(2.10)	0.91	(0.03)

The accompanying notes form an integral part of these consolidated financial statements.

Note: 0 represents amount below the rounding off norm adopted by the Group.

Sify Technologies Limited

Consolidated Statement presenting Comprehensive Income

(In millions of Rupees, except share data and as otherwise stated)

	Year ended March 31,
	2026	2025	2024	2026 Convenience translation into US$ millions
	₹	₹	₹	Note2(c)
Profit/(Loss) for the year	(1,366)	(785)	169	(15)
Other comprehensive income

Items that will not be reclassified to profit or loss
Remeasurements of the net defined benefit liability/asset	13	(3)	(20)	0
Income tax on items that will not be reclassified subsequently to profit or loss	(1)	-	-	(0)
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	68	17	5	1
Total other comprehensive income, net of taxes	82	14	(15)	1
Total comprehensive income	(1,284)	(771)	154	(14)

Total comprehensive income attributable to:
Owners of the Parent	(1,284)	(771)	154	(14)
Non-controlling interest	-	-	-	-
	(1,284)	(771)	154	(14)

Note: 0 represents amount below the rounding off norm adopted by the Group.

Sify Technologies Limited

Consolidated Statement of Changes in Equity

(In millions of Rupees, except share data and as otherwise stated)

For year ended March 31, 2026

	Equity attributable to the owners of parent
	Issued Capital	Share premium	Other equity interest*	Other reserves		Retained earnings
Particulars				Share based payment reserve	Other components of equity (Includes FCTR and General Reserve)		Total	Non-controlling interest*	Total equity
Balance at April 1,2025	4,354	19,780	3,406	250	144	(7,805)	20,129	-	20,129

Total comprehensive income for the year	-	-	-	-	82	(1,366)	(1,284)	-	(1,284)
Reclassification of Compulsorily Convertible Debentures	-	-	-	-	-	-	-	-	-

Transactions with owners, recorded directly in equity

Shares issued on exercise of ESOP	5	22	-	-	-	-	27	-	27
Rights issue of shares	-	-	-	-	-	-	-	-	-
Transaction costs related to rights issue of equity shares	-	-	-	-	-	-	-	-	-
Debenture premium on issue of Non-Convertible Debentures	-	-	-	-	-	-	-	-	-
Dividend paid on Non-Cumulative Compulsorily Convertible Preference Shares	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	5	5	-	5
Acquisition of equity shares in subsidiary without change in control	-	-	-	-	-	-	-	-	-
Acquisition of preference shares in subsidiary without change in control	-	-	-	-	-	-	-	-	-
Transferred from share based payment reserve on exercise of ESOP	-	1	-	(2)	1	-	-	-	-
Share – based payment transactions	-	-	-	56	-	-	56	-	56
Balance as at March 31,2026	4,359	19,803	3,406	304	227	(9,166)	18,933	-	18,933

* Refer note 18A.

Sify Technologies Limited

Consolidated Statement of Changes in Equity

(In millions of Rupees, except share data and as otherwise stated)

For year ended March 31, 2025

	Equity attributable to the owners of parent
	Issued Capital	Share premium	Other equity interest*	Other reserves		Retained earnings
Particulars				Share based payment reserve	Other components of equity (Includes FCTR and General Reserve)		Total	Non-controlling interest*	Total equity
Balance at April 1,2024	1,846	19,733	2,724	352	43	(6,626)	18,072	-	18,072

Total comprehensive income for the year	-	-	-	-	14	(785)	(771)	-	(771)
Reclassification of Compulsorily Convertible Debentures	-	-	682	-	-	-	682	-	682

Transactions with owners, recorded directly in equity

Shares issued on exercise of ESOP	8	24	-	-	-	-	32	-	32
Rights issue of shares	2,500	-	-	-	-	-	2,500	-	2,500
Transaction costs related to rights issue of equity shares	-	-	-	-	-	(52)	(52)	-	(52)
Debenture premium on issue of Non-Convertible Debentures	-	6	-	-	-	-	6	-	6
Dividend paid on Non-Cumulative Compulsorily Convertible Preference Shares	-	-	-	-	-	(23)	(23)	-	(23)
Acquisition of equity shares in subsidiary without change in control#	-	-	-	-	-	(88)	(88)	-	(88)
Acquisition of preference shares in subsidiary without change in control#	-	-	-	-	-	(231)	(231)	-	(231)
Transferred from share based payment reserve on exercise of ESOP	-	17	-	(104)	87	-	-	-	-
Share – based payment transactions	-	-	-	2	-	-	2	-	2
Balance as at March 31,2025	4,354	19,780	3,406	250	144	(7,805)	20,129	-	20,129

* Refer note 18A.

# Refer note 18A(d) & (e).

Sify Technologies Limited

Consolidated Statement of Changes in Equity

(In millions of Rupees, except share data and as otherwise stated)

For year ended March 31, 2024

Particulars	Issued Capital	Share premium	Other equity interest*	Share based payment reserve	Other components of equity (Includes FCTR and General Reserve)	Retained earnings/(accumulated deficit)	Total	Non-controlling interest*	Total equity
Balance as at April 1, 2023	1,841	19,685	-	361	53	(6,795)	15,145	-	15,145

Total comprehensive income for the year	-	-	-	-	(15)	169	154	-	154
Compulsorily Convertible Debentures presented as Equity	-	-	2,724	-	-	-	2,724	-	2,724

Transactions with owners, recorded directly in equity

Shares issued on exercise of ESOP	5	37	-	-	-	-	42	-	42
Transaction costs related to equity	-	-	-	-	-	-	-	-	-
Transferred from share based payment reserve on exercise of ESOP	-	11	-	(16)	5	-	-	-	-
Share-based payment transactions	-	-	-	7	-	-	7	-	7
Balance as at March 31, 2024	1,846	19,733	2,724	352	43	(6,626)	18,072	-	18,072

* Refer note 18A.

Sify Technologies Limited

Consolidated Statements of Cash Flows

(In millions of Rupees, except share data and as otherwise stated)

	For the Year ended March 31,
	2026	2025	2024	2026 Convenience Translation into US$ millions (Unaudited)
	₹	₹	₹	Note2(c)
Operating Profit for the year	3,013	2,257	2,400	31
Adjustments for:
Depreciation and amortization & Impairment of goodwill	7,274	5,633	4,773	77
(Gain) / loss on sale of property, plant and equipment	(27)	(18)	0	(0)
Provision for doubtful receivables/ advances	164	195	265	2
Stock compensation expense	56	2	7	1
Income from lease termination	(1)	-	-	(0)
Unrealized (gain)/ loss on account of exchange differences	(37)	7	34	(0)
Amortization of leasehold prepayments	-	-	1	-
Cash flow from operating activities before working capital changes	10,442	8,076	7,480	111

Change in trade receivables - current	(1,831)	(928)	831	(19)
Change in inventories	1,067	(566)	(1,451)	11
Change in Other financial assets - Current and non-current	(386)	(545)	(1,139)	(4)
Change in Other assets - Current and non-current	(1,025)	(470)	(166)	(11)
Change in trade payables	(4,764)	1,791	1,170	(50)
Change in Other financial liabilities - Current and non-current	378	256	(323)	4
Change in Other liabilities - Current and non-current	3,152	1,737	1,332	33
Change in Other Bank Deposits	787	(31)	(534)	8
Change in employee benefits	6	49	20	0
Cash generated from operations	7,826	9,369	7,220	83
Income taxes (paid)/ refund received	(650)	(722)	(1,285)	(7)
Net cash from / (used in) operating activities	7,176	8,647	5,935	76

Note: 0 represents amount below the rounding off norm adopted by the Group.

Sify Technologies Limited

Consolidated Statements of Cash Flows

For the fiscal years ended March 31,

(In millions of Rupees, except share and per share data and as otherwise stated)

	For the Year ended March 31,
	2026	2025	2024	2026 Convenience Translation into US$ millions (Unaudited)
	₹	₹	₹	Note2(c)
Cash flows from / (used in) investing activities
Purchase of property, plant and equipment	(11,956)	(11,094)	(11,121)	(126)
Acquisition of intangible assets
Proceeds from sale of property, plant and equipment	27	105	2	0
Investments in corporate debt securities & Equity	(138)	(10)	(154)	(1)
Investments in preference shares	-	(231)	-	-
Investment income received	96	128	71	1
Amount paid for acquisition of right of use assets	(934)	(1,222)	(1,256)	(10)
Net cash from / (used in) investing activities	(12,905)	(12,324)	(12,458)	(136)

Cash flows from / (used in) financing activities
Proceeds from issue of shares on exercise of options and issue of shares on right issue (including share premium)	27	2,532	42	0
Proceeds from / (repayment) of borrowings (net)	9,315	3,504	4,628	98
Payment of Dividend	-	(23)	-	-
Transaction costs related to rights issue of equity shares	-	(52)	-	-
Proceeds from issue of Non - Convertible Debentures	-	2,506	-	-
Proceeds from issue of Compulsorily convertible debentures	-	-	6,000	-
Principal payment of lease liabilities	(429)	(279)	(377)	(5)
Interest payment of lease liabilities	(336)	-	-	(4)
Finance expenses paid	(3,418)	(3,458)	(2,851)	(36)
Net cash from / (used in) financing activities	5,159	4,730	7,442	53

Net increase / (decrease) in cash and cash equivalents	(570)	1,053	919	(7)
Cash and cash equivalents on April 1	4,671	3,619	2,699	49
Effect of exchange fluctuations on cash held	(3)	(1)	1	(0)
Cash and cash equivalents on March 31	4,098	4,671	3,619	42

Refer note 3 (u) and note 8 for the composition of cash and cash equivalents.

Disclosure relating to changes in liabilities arising from financing activities – Refer note below

The accompanying notes form an integral part of these consolidated financial statements.

Note: 0 represents amount below the rounding off norm adopted by the Group.

Note: Reconciliation of liabilities from financing activities

							Non-cash movement
Particulars	As on April 01, 2025	Proceeds	Principal	Interest	Movement in short term Borrowing	Net Cash flow movement	Foreign exchange movement	Reclass	Additions (Net of deletions)	Interest	Processing Charges / Fair value changes	As on March 31, 2026
Borrowings	35,374	11,516	(10,735)	-	4,504	40,659	(6)	(6,063)	-	-	3	34,593
Supplier finance arrangement	4,106	13,905	(14,000)	-	-	4,011	-	-	-	-	-	4,011
Lease Liability	3,810	-	(429)	(336)	-	3,045	4	-	516	336	1	3,902
Total	43,290	25,421	(25,164)	(336)	4,504	47,715	(2)	(6,063)	516	336	4	42,506

							Non-cash movement
Particular	As on April 01,2024	Proceeds	Principal	Interest	Movement in short term Borrowing	Net Cash flow movement	Foreign exchange movement	Reclass	Additions (Net of deletions)	Interest	Processing Charges / Fair value changes	As on March 31,2025
Borrowings	30,015	15,153	(9,390)	-	244	36,022	(8)	(642)	-	-	2	35,374
Supplier finance arrangement	2,519	13,260	(11,673)	-	-	4,106	-	-	-	-	-	4,106
Lease Liability	3,043	-	(260)	(299)	-	2,484	1	-	1,027	299	(1)	3,810
Total	35,577	28,413	(21,323)	(299)	244	42,612	(7)	(642)	1,027	299	1	43,290

							Non-cash movement
Particular	As on April 01, 2023	Proceeds	Principal	Interest	Movement in short term Borrowing	Net Cash flow movement	Foreign exchange movement	Reclass	Processing Charges / Fair value changes	As on March 31, 2024
Borrowings	21,528	14,184	(2,871)	-	(467)	32,374	23	(2,395)	13	30,015
Supplier finance arrangement	1,452	8,622	(7,555)	-	-	2,519	-	-	-	2,519
Lease Liability	2,451	994	(400)	-	-	3,045	1	-	(3)	3,043
Total	25,431	23,800	(10,826)	-	(467)	37,938	24	(2,395)	10	35,577

Note: Due to the disclosure of supplier finance arrangement with effect from 1st April 2024, the opening balance as on 1st April 2024 will be different when compared to the closing balance as on 31st March 2023.

SIFY TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In millions of Rupees, except share data and as stated otherwise)

1.       Reporting entity

Sify Technologies Limited (“Sify” or “the Company”) is a Company domiciled in India. The address of the Company’s registered office is 2nd Floor, Tidel Park, 4, Canal Bank Road, Taramani, Chennai – 600113, India. The Company and its subsidiaries Sify Technologies (Singapore) Pte. Limited, Sify Technologies North America Corporation, Sify Data and Managed Services Limited, Sify Infinit Spaces Limited, Sify Digital Services Limited and SKVR Software Solution Private Limited (are together referred to as the ‘Group’ and individually as ‘Group entities’). The Group offers converged Information and Communication Technology (ICT) solutions comprising Network- Connectivity services, Data Center services and Digital Services which include Cloud and Managed services, Applications Integration services. The Company was incorporated on December 12, 1995 and its ADRs are listed on the NASDAQ Capital Market. The financial statements are for the Group consisting of Sify Technologies Limited (the 'Company') and its subsidiaries.

On October 17, 2025, SISL, one of our subsidiaries, publicly filed a draft red herring prospectus with the Securities and Exchange Board of India, BSE Limited, and the National Stock Exchange of India Limited, in connection with its proposed IPO. The proposed IPO is expected to include a new issue of SISL equity shares aggregating up to ₹25,000 million and an offering of equity shares aggregating up to ₹12,000 million by certain existing and eligible shareholders of SISL. The IPO is subject to receipt of requisite regulatory approvals, market conditions and other applicable considerations.

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

The financial statements have been prepared in accordance with IFRS 18 Presentation and Disclosure in Financial Statements.

Statement of Profit or Loss Structure

Income and expenses in the Statement of Profit or Loss are classified into five distinct categories based on the nature of the underlying asset, liability, or transaction from which they are derived, or based on the Group’s specified main business activities:

•         Operating Category: Includes all income and expenses that are not explicitly classified in the investing, financing, income taxes, or discontinued operations categories. It represents the primary revenue-producing operations of the Group, including impairment losses on operational assets.

•         Investing Category: Includes income and expenses from assets that generate returns individually and largely independently of the Group’s other resources. It also includes the Group's share of profit or loss from equity-accounted associates and joint ventures.

•         Financing Category: Includes income and expenses arising from transactions that involve only the raising of finance, as well as interest effects on other liabilities not involving the raising of finance.

•         Income Taxes & Discontinued Operations Categories: Classified in accordance with IAS 12 and IFRS 5 respectively.

Mandatory Subtotals

The Group presents the following newly defined, structured subtotals on the face of the Statement of Profit or Loss:

1.       Operating Profit or Loss

2.       Profit or Loss Before Financing and Income Taxes

3.       Profit or Loss

Presentation

Operating expenses are presented on the face of the Statement of Profit or Loss classified by their function (e.g., Cost of Sales, Distribution Costs, Administrative Expenses), as this provides the most useful structured summary of the Group's operations.

As required by IFRS 18, when operating expenses are allocated by function, the Group discloses a detailed breakdown of specific expenses by nature within the notes, limited to: depreciation, amortization, employee benefits, impairment losses, and inventory write-downs.

Policy for Management-defined Performance Measures (MPMs)

MPMs are subtotals of income and expenses used in public communications outside the financial statements (e.g., management discussions, investor presentations) to communicate management’s view of an aspect of the financial performance of the Group as a whole, which are not specifically defined or required by IFRS Accounting Standards.

The Group discloses these measures in a single, dedicated note to the financial statements. This disclosure includes:

•         A description of why the subtotal provides useful information and how it reflects management’s view of performance.

•         A detailed reconciliation between the MPM and the most directly comparable mandatory IFRS 18 subtotal.

•         The income tax effect and the effect on non-controlling interests for each reconciling item.

•         A consistent calculation methodology period-over-period. If a change in definition occurs, the Group provides comparative restatements and explains the reasons for the modification.

Policy for Aggregation, Disaggregation, and FX Gains/Losses

Materiality and Grouping of Information

Items are aggregated in the primary financial statements and notes based on shared characteristics and disaggregated based on non-shared characteristics. The Group avoids the use of non-specific labels such as "Other Income" or "Other Expenses." Where such groups are unavoidable due to immateriality of individual components, a detailed breakdown or descriptive explanation of the constituent parts is provided in the notes.

Foreign Currency Translation & Derivatives Foreign exchange gains and losses are classified in the Statement of Profit or Loss in the same category as the transactions or underlying items that gave rise to them. Gains and losses on derivative instruments not designated in a hedging relationship are classified in the Operating Category, unless the derivative is used to manage an identified risk that originates from investing or financing activities.

Net interest expense on a net defined benefit liability

Net interest expense on a net defined benefit liability is classified under the financing category.

Interest, fair value gains and losses on financial assets

Interest income from debt instruments, and impairment loss on debt instruments are classified in the investing category as these financial assets generate returns individually and largely independent of the Group’s other resources

Finance costs

Interest on debts and borrowings and other liabilities are classified in the financing category.

These Consolidated Financial Statements have been approved for issue by the Board of Directors on June 25, 2026.

The Directors have no significant doubts about the Company and the Group as a whole being a going concern for a period of at least 12 months from the date of approval of the financial statements of 2026. Accordingly, these consolidated financial statements have been prepared on a going concern basis.

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

Items included in the financial statements of each Group entity are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Indian rupee is the functional currency of Sify, its domestic subsidiaries. The U.S. dollar is the functional currency of Sify’s foreign subsidiaries i.e. Sify Technologies North America Corporation and Sify Technologies (Singapore) Pte. Ltd. located in United States of America and in Singapore respectively.

The Consolidated Financial Statements are presented in Indian Rupees which is the Group’s presentation currency. All financial information presented in Indian Rupees has been rounded up to the nearest million except where otherwise indicated.

Convenience translation : Solely for the convenience of the reader, the financial statements as of and for the year ended March 31, 2026 have been translated into United States dollars (neither the presentation currency nor the functional currency of the Group) based on the reference rate in the City of Mumbai on March 31, 2026, for cable transfers in Indian rupees as published by the Reserve Bank of India which was ₹ 94.6543 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollar at such a rate or at any other rate on March 31, 2026 or at any other date. Due to rounding off, the translated numbers presented throughout the document may not add up precisely to the totals.

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

Application of accounting policies that require critical accounting estimates, judgments and assumptions having the most significant effect on the amounts recognized in the financial statements are:

•         Estimated useful life of property, plant and equipment (Note 3 e and Note 5)

•         Estimated useful life of intangible assets (Note 3 g and Note 6)

•         Estimate of Lease term and measurement of Right of Use Assets and Lease Liabilities (Note 3 h, 7)

•         Identification of performance obligation and timing of satisfaction of performance obligation, measurement of transaction price on revenue recognition (Note 3 o and 27)

•         Measurement of the recoverable amounts of cash-generating units containing goodwill (Note 3 k and Note 6)

•         Utilization of tax losses and computation of deferred taxes (Note 3 r, 14)

•         Measurement of defined employee benefit obligations (Note 19)

•         Measurement of share-based payments (Note 3 m, 31)

•         Valuation of financial instruments (Note 3 c, 4, 37 and 38)

•         Provisions and contingencies (Note 3 n and 35)

•         Expected Credit losses on Financial Assets (Note 3 c, 16)

•         Impairment testing (Note 3 k)

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

Subsequent measurement:

Financial assets measured at amortized cost:

Financial assets held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding are measured at amortized cost using effective interest rate (EIR) method. The EIR amortization is recognized as finance income in the Statement of Income.

The Group while applying above criteria has classified the following financial assets at amortized cost

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

Financial assets at fair value through profit or loss (FVTPL):

Financial assets are measured at fair value through profit or loss if it does not meet the criteria for classification as measured at amortized cost or at fair value through other comprehensive income. All fair value changes are recognized in the Statement of Income.

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

Impairment of financial assets:

Trade receivables, contract assets, lease receivables under IFRS 9, investments in debt instruments that are carried at amortized cost, investments in equity instruments that are carried at FVTOCI are tested for impairment based on the expected credit losses for the respective financial asset.

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

Subsequent measurement:

The financial liabilities are classified for subsequent measurement into following categories:

 - at amortized cost

 - at fair value through profit or loss

Financial liabilities at amortized cost

The Group is classifying the following financial liabilities at amortized cost;

a) Borrowings

b) Finance lease obligations

c) Trade and other payables

d) Other financial liabilities

Amortized cost for financial liabilities represents amount at which financial liability is measured at initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount.

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

When parts of an item of Property, Plant and Equipment have different useful life, they are accounted for as separate items (major components) of property, plant and equipment.

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

(ii) Depreciation

Depreciation is recognized in the Statement of Income on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment considering residual value to be zero. Depreciation on contract-specific assets are charged co-terminously over the contract period. Management’s estimated useful life for the year ended March 31, 2026 and March 31, 2025 were as follows:

Estimate of useful life in years
Buildings comprising Civil structure, etc	28
Improvements forming part of the Building	5
Plant and machinery comprising computers, servers etc.	3-5
Power equipments	8
Plant and machinery comprising other items	3-8
Furniture and fittings	5
Office equipment	5
Motor vehicles	3

Depreciation is not recorded on construction-in-progress until construction and installation are complete and the asset is ready for its intended use. The estimated useful life of these assets have been assessed  based on technical advice, taking into the account the nature of the asset, the estimated usage of the asset, the operating conditions of the asset, past history of replacement, anticipated technological changes, manufacturers warranties and maintenance support etc. Residual Value is estimated as Nil. These estimates are reviewed on a periodical basis and adjusted if appropriate.

The depreciation method, useful life and residual value are reviewed at each of the reporting date.

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

Other intangible assets that are acquired by the Group, which have finite useful life, are measured at cost less accumulated amortization and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the intangible asset.

(i) Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(ii) Amortization of intangible assets with finite useful life

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful life of intangible assets, other than goodwill, from the date that they are available for use. The estimated useful life for the current and previous year is as follows:

Estimate of useful life in years
Software	1 – 3
Undersea cable capacity	12
Other Intangibles	3 – 5

Amortization methods, useful life and residual values are reviewed at each reporting date and adjusted if appropriate. Residual Value of these assets is estimated as Nil.

h.	Leases

The Group as a lessee

The Group’s lease asset classes primarily consist of leases for land and buildings, lease of equipments and lease of Indefeasible Right-of- Use assets (IRU). The group assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the group assesses whether: (1) the contract involves the use of an identified asset (2) the group has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the group has the right to direct the use of the asset.

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

Inventories (including project inventory) comprising traded hardware and software are measured at the lower of cost (determined using first-in first-out method) and net realizable value. Cost comprises cost of purchase and all directly attributable costs incurred in bringing the inventories to their present location and condition.  Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

j.	Contract liability

Contract Liability (Unearned income) represents unserved portion of billed contracts. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

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

The Group provides an ex‑gratia retirement benefit to eligible employees over and above the statutory gratuity limit, at the discretion of management. Provision is accrued based on the estimate.

o.	Revenue Recognition

The Group derives revenue from converged ICT solutions comprising Network- Connectivity services, Data Center services and Digital Services which includes cloud and managed services, applications integration services.

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

Incremental costs of obtaining a contract are recognized as assets and amortized over the contract period if entity expects to recover those costs. The Group recognize incremental cost of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less.

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

The group uses judgment in determining timing of satisfaction of performance obligation. The group considers how customer benefits from goods or services as the services are rendered, who controls as the assets is created or enhanced, whether asset has an alternate use and the entity has an enforceable right to payment for performance completed to date, transfer of significant risk and reward to the customer, acceptance or sign off from the customer etc.,

The group uses judgement when capitalizing the contract cost as to whether it generates or enhances resources of the entity that will be used in satisfying performance obligation in the future.

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

u.	Cash and cash equivalents

Cash and cash equivalent in the balance sheet comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less, which are subject to an insignificant risk of changes in value. For the purpose of the statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts as they are considered an integral part of the Group's cash management.

v.	Contingent Liabilities

A disclosure for contingent liabilities is made where there is a possible obligation or a present obligation that may probably not require an outflow of resources. When there is a possible or a present obligation where the likelihood of outflow of resources is remote, no provision or disclosure is made.

w.	Segment Reporting

The Group’s operating segments are organised and managed according to the nature of products and services provided. These business units are reviewed by the Chairman of the Group (Chief Operating Decision Maker - ‘CODM’). The Group's Operating segments are Network services, Data Center services and Digital Services.

x.	Current/ non-current classification

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

y.   Foreign currency translation reserve

The exchange differences arising from the translation of financial statements of foreign operations, differences arising from translation of long-term inter-company receivables or payables relating to foreign operations, settlement of which is neither planned nor likely in the foreseeable future, changes in fair value of the derivative hedging instruments and gains/losses on translation or settlement of foreign currency denominated borrowings designated as hedge of net investment in foreign operations are recognized in other comprehensive income, net of taxes and presented within equity in the FCTR.

z.	Recent accounting pronouncements

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2026 and have not been applied in preparing these consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the consolidated financial statements of the Company are:

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

IAS 21 – Translation to a Hyperinflationary Presentation Currency:

On November 13, 2025, IASB has issued amendments to Translation to a Hyperinflationary Presentation Currency amends IAS 21 The Effects of Changes in Foreign Exchange Rates to introduce translation requirements for entities translating their financial statements, or the results and financial position of a foreign operation, from a functional currency that is the currency of a non-hyperinflationary economy to a presentation currency that is the currency of a hyperinflationary economy.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2027, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

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

Amendments to IFRS 9 and IFRS 7 - Contracts referencing Nature-dependent electricity:

The IASB has published amendments to IFRS 9 and IFRS 7 titled ‘Contracts Referencing Nature-dependent Electricity’. The IASB has added application guidance to IFRS 9 to address specifically whether a contract to buy electricity generated from a source dependent on natural conditions is held for the entity’s own-use expectations. The amendments also address specifically how an entity applies the hedge accounting requirements in IFRS 9 when a contract referencing nature-dependent electricity with a variable nominal amount is designated as the hedging instrument. The IASB decided to add complementary disclosure requirements to IFRS 7. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2026, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

aa.

New accounting standards, amendments and interpretations adopted by the Group effective from April 1, 2025:

Amendments to IAS 21 – The Effects of Changes in Foreign Exchange Rates

On August 15, 2023, IASB issued ‘Lack of Exchangeability (Amendments to IAS 21)’ that clarifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking, as well as require the disclosure of information that enables users of financial statements to understand the impact of a currency not being exchangeable. These amendments are effective for annual reporting periods beginning on or after January 1, 2025, with earlier application permitted. The adoption of amendments to IAS 21 did not have any material impact on the consolidated financial statements.

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

5.       Property, plant and equipment

The following table presents the changes in property, plant and equipment during the year ended March 31, 2026

	Gross Carrying Amount						Accumulated Depreciation
Particulars	As of April 1, 2025	Additions	Deletions/ Adjustments during the year*	Reclassification**	Translation Difference	As of March 31, 2026	As of April 1, 2025	Depreciation for the year	Deletions/ Adjustments during the year*	Reclassification**	Translation Difference	As of March 31, 2026	Carrying amount as of March 31, 2026

Freehold Land	207	-	-	-		207	-	-	-	-		-	207
Building	21,252	4,255	747	(619)	0	24,141	6,742	1,990	747	(10)	0	7,975	16,166
Plant and machinery	30,456	6,129	7,450	619	12	29,766	16,566	3,211	7,450	10	5	12,342	17,424
Computer equipment	2,211	437	1,113	-	-	1,535	1,897	191	1,113	-	-	975	560
Office equipment	3,184	617	348	9	0	3,462	1,806	499	348	7	0	1,964	1,498
Furniture and fittings	166	20	127	(9)	1	51	139	8	127	(7)	1	14	37
Vehicles	13	4	10	-	-	7	11	4	10	-	-	5	2
Total	57,489	11,462	9,795	-	13	59,169	27,161	5,903	9,795	-	6	23,275	35,894
Add: Construction in progress													7,587
Total	57,489	11,462	9,795	-	13	59,169	27,161	5,903	9,795	-	6	23,275	43,481

Note: 0 represents amount below the rounding off norm adopted by the Group.

*During the year, the Group carried out an evaluation of its assets to assess the future economic benefits expected from its use or disposal. Accordingly, the Group identified the following assets which it assessed did not have any future economic benefits from it's use (or) disposal. These assets have been retired from active use and remain in the custody of the Group pending physical disposal.

Category	Gross Block	Accumulated Depreciation
Plant and machinery	7,393	7,393
Computer equipment	1,083	1,083
Furniture and fittings	127	127
Office equipment	348	348
Building	747	747
Vehicles	10	10
Total	9,708	9,708

** The Group has disclosed certain assets which are in the nature of plant and machinery and office equipment along with buildings  and furniture & fixtures respectively. These assets are depreciated over the estimated useful life of plant and machinery and office equipment in accordance with the accounting policy consistently applied by the Group. The Group believes that it is more appropriate to disclose such assets as part of plant and machinery and office equipment rather than as part of buildings and furniture and fixtures. Hence, the cost of such assets and the accumulated depreciation thereon, as on April 1, 2025 has been transferred to the respective category for a better presentation.

The following table presents the changes in property, plant and equipment during the year ended March 31, 2025

	Gross Carrying Amount					Accumulated Depreciation
Particulars	As of April 1, 2024	Additions	Deletions/ Adjustments during the year	Translation Difference	As of March 31, 2025	As of April 1, 2024	Depreciation for the year	Deletions/ Adjustments during the year	Translation Difference	As of March 31, 2025	Carrying amount as of March 31, 2025

Freehold Land	207	-	-		207	-	-	-		-	207
Building	13,932	7,320	-	0	21,252	5,163	1,579	-	-	6,742	14,510
Plant and machinery	24,002	6,528	77	3	30,456	14,319	2,322	76	1	16,566	13,890
Computer equipment	2,184	300	273		2,211	1,924	166	193		1,897	314
Office equipment	2,372	854	42		3,184	1,469	379	42		1,806	1,378
Furniture and fittings	173	15	22	0	166	159	2	22	0	139	27
Vehicles	13	-	-		13	10	1	-		11	2
Total	42,883	15,017	414	3	57,489	23,044	4,449	333	1	27,161	30,328
Add: Construction in progress											8,587
Total	42,883	15,017	414	3	57,489	23,044	4,449	333	1	27,161	38,915

Note: 0 represents amount below the rounding off norm adopted by the Group.

Capital Commitments

As of March 31, 2026 and 2025, the Company had committed to spend approximately ₹ 22,468 and ₹ 7,222 respectively, under agreements to purchase property, plant and equipment.

Construction in progress

Amounts paid towards acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment that are not available for use are disclosed under construction-in-progress.

Security

As of March 31, 2026 property, plant and equipment with a carrying amount of ₹ 19,484 (March 31, 2025: ₹ 15,566) are subject to a registered charge to secure bank borrowings.

Capitalized borrowing costs

Borrowing costs capitalized during the year amounted to ₹ 150 (March 2025: ₹ 515). Refer note 32.

6.       Intangible assets

Intangible assets comprise the following:

	March 31, 2026	March 31, 2025
Other intangible assets	601	696
	601	696

Other intangibles

The following table presents the changes in intangible assets during the years ended March 31, 2026 and 2025.

	Bandwidth Capacity	Software	License fees	Total

(A) Gross carrying amount
Balance as of April 01, 2024	773	2,795	78	3,646
Acquisitions during the year	-	467	-	467
Deletions/Adjustments during the year	-	51	-	51
Balance as of March 31, 2025	773	3,211	78	4,062
Acquisitions during the year	83	288	-	371
Deletions/Adjustments during the year*	-	673	20	693
Balance as of March 31, 2026	856	2,826	58	3,740

(B) Accumulated depreciation
Balance as of April 01, 2024	772	2,183	50	3,005
Amortization for the year	1	402	3	406
Deletions/Adjustments during the year	-	45	-	45
Balance as of March 31, 2025	773	2,540	53	3,366
Amortization for the year	11	452	3	466
Deletions/Adjustments during the year*	-	673	20	693
Balance as of March 31, 2026	784	2,319	36	3,139

(C) Carrying amounts
As of April 01, 2024	1	612	28	641
As of March 31, 2025	-	671	25	696
As of March 31, 2026	72	507	22	601

Intangible assets that were fully impaired / amortised were removed from the block.

Capital commitments

The Company had not committed to spend any amount under agreements to purchase intangible assets during the year ending March 31, 2026 and 2025.

*During the year, the Group carried out an evaluation of its assets to assess the future economic benefits expected from its use or disposal. Accordingly, the Group identified the following assets which it assessed did not have any future economic benefits from it's use (or) disposal. These assets have been retired from active use.

Category	Gross Block	Accumulated Depreciation
System software	673	673
License fees	20	20
Total	693	693

7.       Right of use assets

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2026:

		Category of ROU asset
Particulars	Land	Building	P&M	IRU	Total
Balance as of April 1, 2025	4,313	2,290	1,036	1,183	8,822
Additions	713	263	196	284	1,456
Deletions	-	(6)	-	-	(6)
Depreciation	(70)	(390)	(280)	(165)	(905)
Translation Difference	-	5	-	4	9
Balance as of March 31, 2026	4,956	2,162	952	1,306	9,376

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2025:

		Category of ROU asset
Particulars	Land	Building	P&M	IRU	Total
Balance as of April 1, 2024	3,672	2,541	244	801	7,258
Additions	784	400	978	530	2,692
Deletions	(92)	(258)	-	-	(350)
Depreciation	(51)	(393)	(186)	(148)	(778)
Translation Difference	-	-	-	-	-
Balance as of March 31, 2025	4,313	2,290	1,036	1,183	8,822

Note:

Land

The Group's lease of land comprises of land taken on lease.

Building

The Group's lease of building comprises of leases of offices and guest houses.

Plant and Machinery

The Group's lease of plant and machinery comprises of leasing of equipments for providing telecommunication services.

Indefeasible Right to Use (IRU)

The Group has entered into long term non- cancellable lease agreements for use of optical fibres on IRU basis. They are capitalised at the amount paid for acquiring such rights. They are amortised on straight-line basis over the period of agreement.

Particulars	March 31, 2026	March 31, 2025
Current lease liabilities	486	193
Non-current lease liabilities	3,416	3,617
Total	3,902	3,810

The following is the movement in lease liabilities during the Year ended

Particulars	March 31, 2026	March 31, 2025
Balance as of April 1,	3,810	3,043
Additions	523	1,378
Finance cost accrued during the period	336	299
Deletions	(7)	(351)
Payment of lease liabilities	(765)	(559)
Fair value adjustment	1	(1)
Translation difference	4	1
Balance as of March 31,	3,902	3,810

The table below provides details regarding the contractual maturities of lease liabilities as of March 31, 2026 and March 31, 2025 on an undiscounted basis (including finance expenses):

Particulars	March 31, 2026	March 31, 2025
Less than one year	805	689
One to five years	2,318	2,379
More than five years	7,729	7,473
Total	10,852	10,541

Reconciliation of additions made during the year

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Additions to right-of-use assets	1,456	2,692
Additions to lease liability	523	1,378
IRU and deposit deferment under IFRS 9	933	1,314

Amounts recognized in profit or loss for the year ended March 31, 2026 and March 31, 2025 are given below

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Depreciation expenses	905	778
Interest on lease liabilities	336	299
Expenses relating to leases of low-value assets, including short-term leases of low-value assets	376	312

Note:
1. The lease agreements include escalation clauses, with escalation rates ranging from 0% to 20%, and escalation intervals ranging from every 11 months to 6 years.
2. The discount rate used for computation of right-of-use assets is 9.50%, determined based on the weighted average cost of capital (WACC).

3. The lease term for land ranges from 30 to 90 years, and for buildings ranges from 1.5 years to 50.8 years and for plant and machinery ranges from 2-20 years over which the right-of-use assets are depreciated on a straight-line basis.

4. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any major covenants other than the security interests in the leased assets that are held by the lessor. Leased assets are not used as security for borrowing purposes.

5. Lease commitments as at the reporting date amounting to ₹ Nil (March 31, 2025 : ₹ Nil).

8.       Cash and cash equivalents

Cash and cash equivalents as per consolidated statement of financial position, as of March 31, 2026 amounted to ₹ 4,098 (March 31, 2025: ₹ 4,997 and March 31, 2024: ₹ 4,106). This excludes cash-restricted of ₹ 974 (March 31, 2025: ₹ 454 and March 31, 2024: ₹ 440), representing deposits held under lien against working capital facilities availed and bank guarantees given by the Group towards future performance obligations.

(a) Restricted cash

	March 31, 2026	March 31, 2025	March 31, 2024
Current
Bank deposits held under lien against borrowings / guarantees from banks / Government authorities	974	454	440
Total restricted cash	974	454	440
(b) Non-restricted cash
Current
Cash and cash equivalents	4,098	4,997	4,106
Other bank deposits (maturity period more than 3 months)	-	1,307	1,289
Total Non-restricted cash	4,098	6,304	5,395
Total cash (a+b)	5,072	6,758	5,835
Bank overdraft used for cash management purposes	-	(326)	(487)
Bank deposits held under lien against borrowings / guarantees from banks / Government authorities	(974)	(454)	(440)
Other bank deposits (maturity period more than 3 months)	-	(1,307)	(1,289)
Cash and cash equivalents for the statement of cash flows	4,098	4,671	3,619

9.       Other current non-financial assets

	March 31, 2026	March 31, 2025
(i) Deferred contract costs (refer Note (i) below)	172	139
(ii) Current prepayments (refer Note (ii) below)	1,154	832
(iii) Current receivables from taxes other than income tax	2,225	1,768
(iv) Other receivables*	472	385
	4,023	3,124

*Represents trade advances

Note (i)

The following table provides information about receivables, contract assets and contract liabilities from the contracts with the customers

Particulars	March 31, 2026	March 31, 2025
Trade Receivables	12,648	10,916
Deferred contract costs	176	145
Current Deferred contract costs	172	139
Non-Current Deferred contract costs	4	6
Contract liabilities – Deferred Income
Current contract liabilities	4,039	2,823
Non-current contract liabilities	5,097	3,290
Total Contract liabilities – Deferred Income	9,136	6,113

The following table provides the significant changes in contract liabilities (Deferred Income) for the year ended March 31, 2026 and March 31, 2025:

Particulars	For the Year ended March 31, 2026	For the Year ended March 31, 2025
Balance as at April 1	6,113	5,137
Revenue recognized that was included in deferred revenue at the beginning of the year	2,823	2,142

Note (ii)

Particulars	March 31, 2026	March 31, 2025
Prepayments for purchase of bandwidth	480	174
Prepayments - others	674	658
	1,154	832

Contract Cost and Amortization

Costs to fulfil customer contracts are deferred and amortized over the contract period. For the year ended March 31, 2026 the Company has capitalized ₹ 358 (March 31, 2025: ₹ 193) and amortized ₹ 327 (March 31, 2025: ₹ 199). There was no impairment loss in relation to the capitalized cost.

Incremental costs of obtaining a contract are recognized as assets and amortized over the contract period. The Company recognizes incremental cost of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less.

10.    Other non-current non-financial assets

	March 31, 2026	March 31, 2025
Deferred contract costs (refer note below)	4	6
Capital advances	2,995	1,293
Non-current prepayments	481	331
Non-current receivables from taxes other than income tax	65	66
	3,545	1,696

Note: Refer note 9 for movement in deferred contract cost.

11.    Investments

Other Investments comprise investment in unquoted equity instruments classified as financial assets at FVTOCI and investment in unquoted debt securities classified as financial assets at amortised cost. The details of such investments are given below:

	March 31, 2026	March 31, 2025
Investment in equity instruments – unquoted
Towards procurement of private power under Power Purchase Agreements (Refer note (i) below)
Investment in equity shares of Vashi Railway Station Commercial Complex Limited *	0	0
Investment in equity shares of Sarayu Clean Gen Private Limited	2	2
Investment in Tasoula Energy Private Limited	225	225
Investment in VEH Srishti Energy Private Limited	375	375
Investment in Sunsure Solarpark Eighteen Private Limited	100	10
Investment in Murli Enery Private Limited	49	-
Towards others
Investment in Padvest Corporation	4	4
Investment in Digifresh Corporation	19	17
Investment in The Gizmo App Company	21	21
Investment in Chatter Inc	14	13
Investment in Passerine technologies Inc	19	17
Investment in Cloudfabrix Software Inc	142	128
Investment in Sylvie Unlimited Inc	14	13
Investment in debt securities – unquoted
Investment in Elevo Corporation (Erstwhile Attala Systems Corporation)	447	404
Less: Provision for Investment (Refer note below)	(26)	-
	1,405	1,229

Note: The Group has made provision towards its investment in Padvest Corporation and Gizmo App Company.

* below the rounding off norm adopted by the Group.

(i) These investments are made pursuant to Electricity Act, 2003 as these are treated as captive power plants under that act. The Group assessed the fair value of the above investments as at March 31, 2026. In accordance with the requirements of IFRS 9 - Financial instruments, the company has classified the investments as measured as fair value through other comprehensive income. The carrying costs of investments has been considered as the best estimate of fair value as at the reporting date.

(ii) Details relating to uncalled capital commitments are as follows:

Name of the Entity	March 31, 2026	March 31, 2025
Murli Solar Enery Private Limited	91	-
Netra Renewable Energy Private Limited	95	-
Radiance KA Sunbright Two Private Limited	32	-
Sunsure Solarpark Eighteen Private Limited	-	90
Total	218	90

12.    Other non-current financial assets

	March 31, 2026	March 31, 2025
Security deposits (Refer note (i) below)	683	643
Interest accrued on investments	110	98
Bank Deposits (Refer note (ii) below)	2,019	1,652
	2,812	2,393

Note:	March 31, 2026	March 31, 2025
(i) We have fair valued the Security Deposit as per IFRS 9 which are more than ₹ 5
Includes amount due from related parties (Refer note D(36))
Radhika Vegesna	6	6
Village Inns India Private Limited*	0	0
Raju Vegesna Infotech and Industries Private Limited	1	1
	7	7

* amount below the rounding off norm adopted by the Group.

(ii) Lien Marked towards	March 31, 2026	March 31, 2025
Tax litigation purposes	0	0
Security Deposit-Staff Selection Commission	0	0
VBD related transaction (OD against FD)	0	0
Non-fund based limits	101	-
New current account	0	-
New Okhla Industrial Development Authority (NOIDA) for restoration of Industrial Plot	190	206
towards borrowings, bank guarantees and letter of credit	1,728	1,446
	2,019	1,652

Note: 0 represents amount below the rounding off norm adopted by the Group.

13.    Current tax assets, non-current

	March 31, 2026	March 31, 2025
Advance tax and tax deducted at source (net of provision for tax)	3,143	3,106
	3,143	3,106

13. Current tax liabilities, current

	March 31, 2026	March 31, 2025
Provision for tax (net of advance tax and tax deducted at source)	25	153
	25	153

(Represents current tax liabilities of Subsidiaries)

14.    Deferred tax assets and liabilities

The tax effects of significant temporary differences that resulted in deferred tax assets and a description of the items that created these differences is given below

Recognized deferred tax assets / (liabilities)	Assets / (liabilities)
	March 31, 2026	March 31, 2025
Deductible temporary difference
Property, plant and equipment	1,046	1,092
Lease obligations on right of use assets	200	185
Provision for employee benefits	115	53
Accounts receivable	86	146
Payment to the MSME vendors	-	11
Intangible assets	8	-
Provision for doubtful advances	4	23
	1,459	1,510
Taxable temporary difference
Intangible assets	-	(86)
Finance lease obligations	-	(28)
	-	(114)

Net deferred tax asset (liability) recognized in balance sheet	1,459	1,396

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

Movement in temporary differences during the year

	Balance as of March 31, 2024	Recognized in income statement	Recognized in Other Comprehensive Income	Balance as of March 31, 2025	Recognized in income statement	Recognized in Other Comprehensive Income	Balance as of March 31, 2026
Property, plant and equipment	971	121	-	1,092	(46)	-	1,046
Intangible assets	(143)	57	-	(86)	94	-	8
Lease obligations on right of use assets	182	3	-	185	15	-	200
Finance lease obligations	(28)	-	-	(28)	28	-	-

Payment to MSME vendors	11	-	-	11	(11)	-	-
Provision for employee benefits	49	4	-	53	61	1	115
Accounts receivable	131	15	-	146	(60)	-	86
Provision for doubtful advances	23	-	-	23	(19)	-	4
Total	1,196	200	-	1,396	62	1	1,459

Unrecognized deferred tax assets / (liabilities)

	As of March 31, 2026	As of March 31, 2025
Unrecognized tax losses	2,564	1,228
	2,564	1,228

Considering the probability of availability of future taxable profits in the period in which tax losses expire, deferred tax assets have not been recognized in respect of tax losses carried forward by the Group. The above tax losses expire at various years.

Tax expense recognized in profit or loss

	March 31, 2026	March 31, 2025	March 31, 2024
Current tax expense / (benefit)
Current period	487	699	515

Deferred tax expense / (benefit)
Origination and reversal of temporary differences	(62)	(200)	(332)

Total tax expense / (benefit)	425	499	183

Reconciliation of effective tax rate

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before taxes is summarized below:

	Year ended	Year ended	Year ended
	March 31, 2026	March 31, 2025	March 31, 2024
Profit/(Loss) before income taxes	(941)	(286)	352
Enacted tax rates in India	25.17%	25.17%	25.17%
Computed expected tax expense / (benefit)	(237)	(72)	89
Effect of:
Recognition of previously unrecognized deferred tax asset on temporary differences	-	-	(2)
Difference on account differential tax rates in different jurisdictions	9	49	(23)
Effect of unrecognized business loss including reversal of previously recognized DTA on business loss	438	383	157
Expenses/income not taxable
Effect of expenses that are not deductible in determining taxable profit	99	33	27
Utilization of previously unrecognized temporary differences	85	58	-
Permanent difference on account of coupon charges on CCDs	(36)	(39)	(30)
Others	67	87	(35)
	425	499	183

15.    Inventories

	March 31, 2026	March 31, 2025
Trade inventories*	2,893	3,959
	2,893	3,959

*	Includes project inventory of ₹ 2,665 (previous year: ₹ 3,660)

16.    Trade receivables

Trade receivables as of March 31, 2026 and March 31, 2025 are stated net of allowance for doubtful receivables.  The Group maintains an allowance for doubtful receivables based on expected credit loss model. The Group’s exposure to credit and currency risks and impairment losses related to trade and other receivables, excluding construction work in progress is disclosed in note 38. Trade receivables consist of:

	March 31, 2026	March 31, 2025
Trade receivables from related parties	-	-
Other trade receivables	13,080	11,574
	13,080	11,574
Less: Allowance for doubtful receivables	(432)	(658)
Balance at the end of the year	12,648	10,916

The activity in the allowance for doubtful accounts receivable is given below:

	March 31, 2026	March 31, 2025
Balance at the beginning of the year	658	580
Add : Additional provision, net	164	195
Less : Bad debts written off	(396)	(118)
Add/(Less) : Effect of forex Adjustment	6	1
Balance at the end of the year	432	658

17.    Other current financial assets

	March 31, 2026	March 31, 2025
Security deposits	189	183
Interest accrued on investments	17	115
Derivative financial asset	9	19
Others	-	2
	215	319

18.    Equity

No of shares

	March 31, 2026	March 31, 2025
Issued as of April 01	434,102,399	183,332,460
Issued for cash	-	249,998,963
Exercise of share options	505,290	770,976
Issued as of March 31	434,607,689	434,102,399
Value (₹) (‘000)	4,359	4,354

In fiscal 2015, the authorized share capital of the Group was enhanced by an amount of ₹ 189. Subsequently the authorized share capital was increased to ₹ 2,040 divided into 204,000,000 Equity Shares, having a par value of ₹ 10 per share. Subsequently the authorized share capital was increased to 750,000,000 Equity Shares, having a par value ₹ 10 per share and 250,000,000 Preference Shares, having a par value ₹ 10 per share. The holders of ordinary shares are entitled to receive dividends from time to time and are entitled to vote at meetings of the Group. Equity shares carry voting rights proportionate to the paid-up value per share. In the event of liquidation of the Group, holders of the equity shares are entitled to be repaid the amounts credited as paid up on those equity shares. All surplus assets after settlement of liabilities as at the commencement of winding-up shall be paid to the holders of equity shares in proportion to their shareholdings. The above payment is subject to the rights of creditors, employees, taxes, if any, and any other sums as may be prescribed under the Companies Act, 2013. All shares rank equally with regard to Group’s residual assets. During FY 2025-2026, the Group has issued and allotted 505,290 Equity Shares represented by American Depositary Shares (ADS) having a face value of ₹10 each. Of the total equity shares, 104,808,339 shares are represented by American Depositary Shares (ADS).

The directors have not recommended any dividend for paid up Equity Share of ₹ 10 each for the year 2025-2026 (2024-25: ₹ Nil).

Also refer to note 39 – Issue of share on private basis to existing promoter group and Note 31 – Share-based payment

18A. Compulsorily Convertible debentures:

	March 31, 2026	March 31, 2025

Compulsorily convertible Debentures issued to Kotak Data Center Fund	3,406	3,406
	3,406	3,406

In the 2023-2024 fiscal year, Kotak Data Center Fund (KDCF) subscribed to 48,000,000 (Four crore and Eighty Lacs only) Series 4 Compulsorily Convertible Debentures (CCDs) with face value of INR 100 each amounting to ₹ 4,800 ("series 4 CCD").

In the 2023-2024 fiscal year, Kotak Data Center Fund (KDCF) subscribed to 12,000,000 (One crore and Twenty Lacs only) Series 5 Compulsorily Convertible Debentures (CCDs) with face value of INR 100 each amounting to ₹ 1,800 ("series 5 CCD").

Conversion ratio was fixed for Series 4 and Series 5 CCDs pursuant to the formula provided in the DSA dated July 20, 2023.

i) Sify Infinit Spaces Limited [SISL], a Subsidiary Company has executed a Waiver Cum Amendment Agreement (‘WCA’) dated September 25, 2025, with Sify Technologies Limited, KSSF and KDCF amending the Debenture Subscription Agreement (‘DSA’). This WCA becomes effective and binding on the Parties from the date of filing of the Draft Red Herring Prospectus (‘DRHP’) by SISL in relation to the proposed Initial Public Offering of its equity shares (‘Offer’) with SEBI and shall remain effective until such time WCA is terminated. As per the WCA, the Compulsory Convertible Debentures (‘CCDs’) held by KSSF and KDCF shall be fully, mandatorily, compulsorily and automatically convertible into equity shares upon earlier of:1. October 1, 2031, and March 31, 2033, for KSSF and KDCF respectively without any act or application by KSSF or KDCF;2. Prior to filing the updated DRHP with the Securities and Exchange Board of India ('SEBI') and the updated DRHP shall be filed within 10 business days from the conversion or such other extended time as may be mutually agreed;3. At any time as may be required by KSSF or KDCF.

Pursuant to SISL filing DRHP on October 16, 2025 with SEBI, BSE Limited and National Stock exchange of India Limited in connection with the Offer and in compliance with the SEBI (ICDR) Regulations, 2018, which prescribes that an Issuer shall not be eligible to make an initial public offer if there are any outstanding convertible securities or any other right which would entitle any person with any option to receive equity shares of the issuer, on February 7, 2026, SISL have converted the outstanding CCDs held by KSSF and KDCF into equity shares.

ii) The WCA shall stand automatically terminated upon the earlier of the following dates: 1. Twelve months from the date of receipt of final observations from SEBI;2. Exit Long Stop Date as defined in the DSA; 3. the date on which the Board decides not to undertake the IPO or decides to withdraw the IPO or any offer document filed with any regulator/ authorities in respect of the IPO;4. the date on which the offer agreement executed between the Company, KDCF or KSSF and the BRLMs, is terminated; 5. this WCA being terminated by the mutual written agreement of all Parties, including if the listing of the Equity Shares pursuant to the IPO is not completed by then, subject to a withdrawal of the DRHP upon such termination In case of termination of WCA, the provisions of the DSA (as existing prior to the execution of  WCA) shall 1.immediately and automatically stand reinstated with full force and effect without any further action or deed required on the part of any Party; and 2.be deemed to have been in force during the period between the date of execution of this WCA and the date of termination of this WCA, without any break or interruption whatsoever.

iii) The Company has presented the equity shares issued upon conversion as a compound financial instrument [Other Equity – ₹ 3,406 and Other non-current liability and Other non-current financial liability – ₹ 6,063 totalling to ₹ 9,469] until the Termination of DSA.

iv) Further, non-controlling interest which will arise upon Termination of DSA are disclosed as below: -

Details	Sub total	Total
Pre-conversion share of share capital and other equity	1,200	1,200
Share capital on conversion	698	9,469
Other equity on conversion	8,771
Post-conversion share of profits	(11)	(11)
Total	10,658	10,658

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

d) During the year 2022-23, Sify Technologies Limited (Company) has acquired Patel Auto Engineering Company (India) Private Limited (“PAECIPL”) with its registered office in Rabale, Navi Mumbai through Share Purchase agreement dated March 22, 2023 for a consideration of ₹ 525.00 paid to Shareholders of PAECIPL. The Company has also given an Intercorporate Deposit of ₹ 85.00 to PAECIPL. PAECIPL have only the Land allocated by MIDC on their books as on the date of Acquisition. Scheme of Amalgamation of PAECIPL with SISL is filed with Hon'ble NCLT on Feb 09, 2024. Scheme of amalgamation is approved by the Hon'ble NCLT on January 09, 2025 effective April 01, 2023. SISL has issued 17.08546 equity shares for every 1 equity share held by the shareholders of PAECIPL. The net effect of merger is adjusted in retained earnings.

Particulars	Rs. (in million)
Carrying amount of net assets acquired	425
Consideration paid	513
decrease in equity adjusted in retained earnings	(88)

e) During the FY 2020-21, Print House (India) Pvt Ltd had issued 9% Cumulative Non-Convertible Redeemable Preference Shares to Raju Vegesna Infotech & Industries Pvt Ltd.,(RVIPL) on private placement basis. The Preference share capital are redeemable at par value at maturity, i.e. 20 years from the date of allotment. The terms of the Preference Shares are changed to 6% Non-Cumulative compulsorily convertible preference shares during the year 2023-24. During the year 2024-25, these shares were transferred from RVIPL to Sify Technologies Limited. The acquisition of these shares at increased value has been adjusted in retained earnings.

Particulars	Rs. (in million)
Carrying amount of Investments acquired	500
Consideration paid	731
decrease in equity adjusted in retained earnings	(231)

19.	Employee benefits*

Provision for employee benefits - non-current

	March 31, 2026	March 31, 2025	March 31, 2024
Gratuity payable	26	47	25
Compensated absences	164	154	135
	190	201	160

*Represents provision based on actuarial valuation.

Provision for employee benefits - current

	March 31, 2026	March 31, 2025	March 31, 2024
Gratuity payable	-	-	-
Compensated absences	49	45	41
	49	45	41

Gratuity cost

The components of gratuity costs recognized in the consolidated income statement for the years ending March 31, 2026, 2025, and March 31, 2024 consist of the following:

	March 31, 2026	March 31, 2025	March 31, 2024
Current service cost	75	70	62
Past service cost	19	-	-
Interest cost	30	28	22
Interest income	(17)	(26)	(20)
	107	72	64

Details of employee benefit obligation and plan asset are as follows:

	March 31, 2026	March 31, 2025	March 31, 2024
Projected benefit obligation at the end of the year	529	446	382
Plan assets at the end of the year	(503)	(399)	(357)
Funded status amount of liability recognized in the balance sheet	26	47	25

The following table set out the status of the gratuity plan:

Change in defined benefit obligation	March 31, 2026	March 31, 2025	March 31, 2024
Projected benefit obligation at the beginning of the year	446	382	299
Current service cost	75	70	62
Past service cost	19	-	-
Interest cost	30	28	22
Remeasurements - Actuarial (gain) / loss	(3)	8	21
Benefits paid	(38)	(42)	(22)
Projected benefit obligation at the end of the year	529	446	382

Change in plan assets	March 31, 2026	March 31, 2025	March 31, 2024
Fair value of plan assets at the beginning of the year	399	357	271
Interest income	17	26	20
Employer contributions	115	53	86
Benefits paid	(38)	(42)	(22)
Return on plan assets, excluding amount recognised in net interest expense	10	5	2
Fair value of plan assets at the end of the year	503	399	357

Actual return on plan assets	27	30	22

Actuarial assumptions at end of the year:

The principal actuarial assumptions as on March 31, 2026, 2025, and 2024 were as follows:

	March 31, 2026		March 31, 2025		March 31, 2024
Discount rate	6.70	% p. a.	6.65	% p. a.	7.15	% p. a.
Expected long term rate of return on plan assets	8%		8%		8%
Average future working lifetime	20.75 years		21.67 years		21.46 years

Discount rate: The discount rate is based on prevailing market yields of GOI securities as at the end of the year for the estimated term of the obligations.

Long-term rate of compensation increase: The estimates of future salary increase considered take into account inflation, seniority, promotion and other factors.

Expected long-term rate of return on plan assets: This is based on the average long-term rate of return expected on investments of the fund during the estimated term of the obligations.

Salary escalation rate: The estimates of future salary increases considered take into account the inflation, seniority, promotion and other relevant factors.

Assumptions regarding future mortality are based on published statistics and mortality tables.

The Group assesses these assumptions with the projected long-term plans of growth and prevalent industry standards.

Contributions: The Group expects to contribute ₹102 to its gratuity fund during the year ending March 31, 2027.

The expected benefit payments to be made in the next few years are as under:

Year	March 31, 2026	March 31, 2025
1 Year	104	80
2 to 5 years	330	276
6 to 10 years	200	177
More than 10 years	106	97

Plan assets: The Gratuity plan’s weighted-average asset allocation on March 31, 2026 and March 31, 2025, by asset category is as follows:

	March 31, 2026	March 31, 2025
Funds managed by insurers	100%	100%

Remeasurements of the net defined benefit liability recognized in other comprehensive income

Amount recognized in other comprehensive income for the years ending March 31, 2026, 2025, and 2024 are as follows:

	March 31, 2026	March 31, 2025	March 31, 2024
Remeasurements of the net defined benefit liability
Actuarial (gain)/loss
- Change in demographic assumptions	-	-	-
- change in financial assumptions	(2)	10	3
- experience variance	(1)	(2)	19
- return on plan assets, excluding amounts recognized in net interest expense/ income	(10)	(5)	(2)
	(13)	3	20

Sensitivity Analysis of significant actuarial assumption

Sensitivity analysis for the defined benefit obligations will increase/ decrease by the amounts mentioned below if there is a variation of 100 basis points in the discount rate and salary escalation rate.

	Discount rate		Salary escalation rate
	Decrease by 100 bps (₹ ‘000000s)	Increase by 100 bps (₹ ‘000000s)	Decrease by 100 bps (₹ ‘000000s)	Increase by 100 bps (₹ ‘000000s)
Present Value of Defined Benefit Obligation	552	506	509	548

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

Contributions to defined contribution plans

In accordance with Indian law, all employees receive benefits from a provident fund, which is a defined contribution plan.  Both the employee and employer make monthly contributions to the plan, each equal to a specified percentage of employee’s basic salary. The Group has no further obligations under the plan beyond its monthly contributions. The Group contributed ₹ 286, ₹ 275 and ₹ 244 for the years ended March 31, 2026, 2025 and 2024. The Group has contributed to 401(K) plans on behalf of eligible employees amounting to ₹ 19 (March 31, 2025: ₹ 19) during the year ended March 31, 2026.

20.	Borrowings

	March 31, 2026	March 31, 2025
Current
Term loans from banks (Refer note (a) – (i), (ii), (iii), (v) & (vi))	3,021	2,628
Other working capital facilities (Refer note (b) below)	4,637	3,122
Other short-term borrowings (Refer note (d) below)	3,000	-
Supplier Finance arrangements (Refer note (c) below)	4,011	4,106
Borrowings from others (Refer note (a) – (iv), (vii), (viii) & (ix))	730	1,399
	15,399	11,255
Non-current
Term loans from banks (Refer note (a) – (i), (ii), (iii), (v) & (vi))	14,436	15,175
Borrowings from others (Refer note (a) – (iv), (vii), (viii) & (ix))	8,769	13,050
	23,205	28,225

Breakup of borrowings from others

	March 31, 2026	March 31, 2025
Non-current
6% Compulsorily Convertible Debentures (Refer note 18A)	-	6,032
8.95% p.a. Secured, Listed Non-Convertible Debentures	2,500	2,500
Others - NBFC	6,269	4,518
	8,769	13,050

	March 31, 2026	March 31, 2025
Current
6% Compulsorily Convertible Debentures (Refer note 18A)	-	228
Others - NBFC	730	1,171
	730	1,399

a)       Loan from Banks and others

		Amount Outstanding
S.NO	Type	March 31, 2026	March 31, 2025	Security
(i)	Loans from banks	13,860	14,952

primarily secured by way of a pari-passu charge on the project Receivables and charge on movable fixed assets disbursed for the Specific DC Project and second charge on unencumbered current assets of the Group

(ii)	Loans from banks	3,597	2,851	primarily secured by exclusive charge on movable fixed assets funded out of the Term Loan
(iii)	of loan balance in (ii) above	900	1,200	primarily secured by exclusive charge on identifiable movable fixed assets with Second pari-passu charge on entire current assets of the Borrower.
(iv)	Loan from NBFC	5,752	4,062

primarily secured by way of a pari-passu charge on the project Receivables and charge on movable fixed assets disbursed for the Specific DC Project and second charge on unencumbered current assets of the Group, repayable over a period of 22 to 56 months on equated monthly / quarterly instalments.

v) During the FY 2020-21, the Group has entered into External Commercial Borrowing (ECB) facility agreement for US$ 5 Million and drawn down US$ 5 Million out of sanctioned loan during FY 2020-2021 and repaid US$ 0.5 Million in FY 2021-2022, US$ 1 Million in FY 2022-2023, US$ 1 Million in FY 2023-2024 , US$ 1 Million in FY 2024-2025 & US$ 1 Million in FY 2025-2026. The Group has also entered into agreement for currency swap (from USD to ₹) to fully hedge foreign currency exposure towards principal repayment and interest rate swap from floating to fixed in order to hedge the foreign currency exposure.

vi)The above loans bear interest rate ranging from 7.25% to 10.50% (March 31, 2025 7.25% to 10.50%) and repayable over a period of 12 to 60 months on equated monthly / quarterly instalments.

(vii)	Non-Convertible Debentures	2,500	2,500

primarily secured by way of pari-passu charge on the project Receivables and charge on movable fixed assets. The Loan is repayable in ten equal installments starting from FY 2030-2031 till FY 2039-2040.

(viii)	Loan from NBFC	1,247	1,627	Unsecured
	Total [(i)+(ii)+(iv)+(vii)+(viii)]	26,956	25,992

(ix) The loans mentioned in (viii) bear an interest rate ranging from 0% to 9.56% (March 31, 2025: 0% to 9.56%) and repayable over a period of 24 to 60 months on equated monthly / quarterly instalments.

Term loan from banks and other working capital facilities are net of processing charges from banks amounting to ₹ 381 (March 31, 2025 - ₹ 384).

b)      Working Capital Facilities

Facility	Sanctioned Limit	Amount outstanding (WCDL)		Amount outstanding (Bank Overdraft)		Security
		March 31,2026	March 31,2025	March 31,2026	March 31,2025
WCDL-1	2,440	2,380	930	-	296

 Primarily secured by way of pari-passu charge on the entire current assets of the Group and collaterally by way of pari-passu charge on the unencumbered movable fixed assets of the Group with other banks under consortium.

WCDL-2	1,450	730	640	-	-
WCDL-3	530	490	360	-	27
WCDL-4	400	400	400	-	-
WCDL-5	400	400	300	-	-
WCDL-6	250	249	-	-	3
WCDL-7	450	-	350	-	-
WCDL-8	70	-	70	-	-
Total	5,990	4,649	3,050	-	326

The above loans carry an interest rate ranging from 6.31%p.a. to 8.50%.p.a. (Previous year: 8.10%p.a. to 8.95%.p.a.). These loans are repayable over a period of 10 days to 94 days (Previous year: 43 days to 180 days). The above amounts are excluding the processing charges charged by the banks.

Additional Security details

Facility	Security
WCDL-1	Mortgage on Tidel Park Chennai & Vile Parle Mumbai property (Exclusive) standing in the name of Sify Technologies Limited.
WCDL-3	Negative lien on Noida (New Okhla Industrial Development Authority) DC 01 property for the WC limits and the title deeds of the property deposited with the bank.

Buyers Credit Facilities

Facility	Sanctioned limit	Amount outstanding		Purpose	Security
		March 31,2026	March 31,2025
Buyers Credit	500	-	92	For capex imports (networking equipment)	Exclusive charge on movable fixed asset funded out of facility.
Total	500	-	92

The above facility carries an interest rate ranging from 5.98% p.a. to 7.08% p.a.

c)       Supplier finance arrangements

- Terms and conditions: i) Payable to MSME-TReDS- The Group has a supplier finance arrangement with State Bank of India, Indian Bank, Bank of India under which MSME suppliers are to be paid within 45 days of deemed acceptance date. No guarantees or collateral are provided under the arrangement. ii) Vendor bill discounting- The Group has a supplier finance arrangement with Federal Bank, HSBC bank, DBS bank, HDFC Bank and JP Morgan bank, under which suppliers (other than MSME) have to be paid within 0 to 65 days of invoice date. No guarantees or collateral are provided under the arrangement.

iii) The movement in supplier finance arrangements are given below:

Payable to MSME-TReDS

Particulars	March 31, 2026	March 31, 2025
Balance at the beginning of the Year	832	385
Additions during the year	3,118	1,742
Payments made during the year	(2,384)	(1,295)
Balance at the end of the year	1,566	832

Vendor bill discounting

Particulars	March 31, 2026	March 31, 2025
Balance at the beginning of the Year	3,274	2,134
Additions during the year	10,787	11,518
Payments made during the year	(11,616)	(10,378)
Balance at the end of the year	2,445	3,274

Type	Amount of outstanding as on 31-Mar-26	Amount of outstanding as on 31-Mar-25	Rate of interest	Tenure of average repayment	Security
MSME-TReDS	1,566	832	6.08% to 6.99%	170 to 179 days	Unsecured
Vendor bill discounting	2,445	3,274	6.30% to 8.90%	10 to 133 days	Unsecured

d)      Other short-term borrowings:

The Group has availed ₹ 3,000.00 for meeting the general business expenses of the group which is secured by way of extension of pari-passu charge on movable fixed assets and receivables. The loan is repayable within a period of 12 months from the date of first disbursement.

e)       Non-fund based

The Group has non-fund based revolving credit facilities in various currencies equivalent to ₹ 9,710 million, as at March 31, 2026 and 2025, towards operational requirements that can be used for the issuance of letters of credit and bank guarantees. As at March 31, 2026, and 2025, an amount of ₹ 4,970 million, and ₹ 4,380 million respectively, was unutilized out of these non-fund based facilities.

21. Other non-current financial liabilities

	March 31, 2026	March 31, 2025
6% Compulsorily convertible debentures (Refer Note 18A)	4,000	-
Security deposit	30	52
	4,030	52

22. Other non-current non-financial liabilities

	March 31, 2026	March 31, 2025
Contract liability (refer note (i) below)	5,097	3,290
6% Compulsorily convertible debentures (Refer note 18A)	2,063	-
	7,160	3,290

Note:

(i) Refer note 9 for movement in contract liability.

23. Trade payables

	March 31, 2026	March 31, 2025
Trade payables	7,455	8,052
	7,455	8,052

Note:

Trade payables are net of operational trade advances amounting to ₹ 46 (March 31, 2025: ₹ 52) held with the same counterparties. The Group holds a contractually enforceable right and maintains the intent to settle these balances on a net basis during the ordinary course of business.

24. Other Current Financial Liabilities

	March 31, 2026	March 31, 2025
Capital creditors (Refer note (i) below)	2,128	1,700
Interest accrued but not due on borrowings	448	89
Deposits from customers	16	16
Other payables (Refer note (ii) below)	765	363
	3,357	2,168

Note (i)

Capital creditor payables are net of advances amounting to ₹ 316 (March 31, 2025: ₹ 293) held with the same counterparties. The Group holds a contractually enforceable right and maintains the intent to settle these balances on a net basis during the ordinary course of business.

Note (ii)
Credit card dues (Refer note (a) below)	762	353
unwinding of interest as per IFRS	3	10
	765	363

(a) Credit limit is ₹ 950 with convenience fee ranging from 5.84% to 6.45% (annualised) on transaction amount. Credit period ranges from 45 to 51 days with penal charges ranging from 21.50% to 23.90% (annualised) on outstanding amount.

dff

25. Other current liabilities

	March 31, 2026	March 31, 2025
Advance from customers (refer note (i) below)	2,278	2,454
Other payables (refer note (ii) below)	651	346
Contract liabilities (refer note (iii) below)	4,039	2,823
	6,968	5,623

Note:

(i) Represents amounts billed and collected from customers for which revenue has not been recognized in accordance with Ind AS.

(ii) Represents unapplied receipts received from customer, statutory payables and unwinding portion of security deposit.

(iii) Refer note 9 for the movement in contract liability.

26. Revenue

	Year ended
	March 31, 2026	March 31, 2025	March 31, 2024
Rendering of services
Service revenue	38,678	33,742	32,098
Installation service revenue	3,304	3,401	1,853
	41,982	37,143	33,951
Sale of products	2,895	2,743	1,683
	44,877	39,886	35,634

	March 31, 2026	March 31, 2025	March 31, 2024
Revenue attributable to Unified license
Revenue from voice services	143	169	206
Revenue from others	13,705	12,134	11,048
Revenue not attributable to Unified license	31,029	27,583	24,380
	44,877	39,886	35,634

Timing of revenue recognition
- at a point in time	2,895	2,743	1,683
- over a period of time	41,982	37,143	33,951
	44,877	39,886	35,634

Note: Revenue disaggregation as per business segment and geography has been included in segment information (See Note 34).

27.    Performance obligations and remaining performance obligations

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

The following table provides revenue expected to be recognized in the future related to performance obligation that are unsatisfied (or partially satisfied) at the reporting date:

To be recognized	Amount
Within one year	4,039
One to three years	2,342
Three years or more	2,755

28.    Cost of sales

Cost of sales information is presented before any depreciation or amortization that is direct and attributable to revenue sources. The Group’s asset base deployed in the business is not easily split into a component that is directly attributable to a business and a component that is common / indirect to all the businesses. The major items of cost of sales are as follows:

	Year ended
	March 31, 2026	March 31, 2025	March 31, 2024

Personnel expenses	2,892	2,874	2,859
Network Costs	9,478	9,032	7,869
Cost of Hardware / Software	4,598	4,419	4,327
Power Costs	6,490	5,593	4,623
	23,458	21,918	19,678

29.    Selling, general and administrative expenses

	Year ended
	March 31, 2026	March 31, 2025	March 31, 2024

Personnel expenses	3,033	2,816	2,453
Marketing and promotion expenses	289	109	117
Administrative and other expenses#	4,801	4,517	3,892
	8,123	7,442	6,462
# Includes
Repairs and maintenance	2,261	1,816	1,543
Provision for doubtful debts	164	195	265
Rates and taxes	233	224	113
Travelling expenses	246	238	227
Legal and professional	415	228	330
Insurance	161	196	158
Rent	376	312	175
Advertisement, selling and marketing expenses	264	202	160
Corporate social responsibility expenditure	28	28	33
Commission expenses	118	104	113
Communication expenses	82	29	27
Outsourced manpower costs	136	85	47
Power and fuel expenses	157	244	208
Director's sitting fees	13	8	3
Audit fees	13	12	10
Miscellaneous expenses	134	596	480
	4,801	4,517	3,892

30. Personnel expenses

	Year ended
	March 31, 2026	March 31, 2025	March 31, 2024

Salaries and wages	5,368	5,245	4,908
Contribution to provident fund and other funds	445	363	327
Staff welfare expenses	56	80	70
Employee stock compensation expense	56	2	7
	5,925	5,690	5,312
Attributable to cost of sales	2,892	2,874	2,859
Attributable to Selling and marketing expenses	51	58	42
Attributable to general and administrative expenses	2,982	2,758	2,411

On November 21, 2025, the GOI notified four labour codes (the “Labour Codes”), effective immediately, replacing the existing 29 labour laws. In accordance with IAS 19, employee benefits and changes to employee benefit plans arising from legislative amendments are treated as plan amendments, requiring immediate recognition of past service cost in the Statement of Income. This approach is consistent with the guidance issued by the Institute of Chartered Accountants of India.

The Group has concluded the salary restructuring exercise in compliance with the Labour Codes. The implementation of the Labour Codes has resulted in a net increase of ₹ 24 million in the provision for gratuity and remeasurement of leave encashment, which has been recognized as employee benefit expense [Past service cost] in the current year. The Group continues to monitor the finalization of Central and State Rules, as well as Government clarifications on other aspects of the Labour Codes.

31.    Share-based payments

(i) The Group had issued stock options under Associate Stock Option Plan (ASOP) 1999, ASOP 2000, ASOP 2002, ASOP 2005, ASOP 2007 and ASOP 2014.  The Compensation Committee grants the options on the basis of performance, criticality and potential of the employees as identified by the management. Each option entitles the holder to purchase one American Depository Share (ADS) at an exercise price determined by the Compensation committee on the date of the grant. There are no options outstanding in respect of ASOP 1999, ASOP 2000, ASOP 2002, ASOP 2005 and ASOP 2007 as of March 31, 2026. The plan details of ASOP 2014 are as follows:

Associate Stock Option Plan 2014

During July 2014, the shareholders of the Company approved a new scheme for allotment of shares to employees i.e. Associate Stock Option Plan 2014. 25,000,000 shares are reserved for this plan. Consequently 5,870,800 options were granted to the employees on January 20, 2015. The Company has granted an additional 25,000, 195,000, 465,000, 7,220,000, 335,000, 150,000, 525,000 and 184,300 options to employees during the year 2022-2023, 2021-2022, 2020-2021, 2019-2020, 2018-2019, 2017-2018, 2016-2017 and 2015-2016 respectively.

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

As the number of stock options and the price of those options were made known to each allottee, the Plan has been considered as a fixed price grant. Stock option activity under the ASOP 2014 Plan is as follows:

No. of options granted, exercised and forfeited	Number of options 2026	Weighted average exercise price in ₹ 2026	Number of options 2025	Weighted average exercise price in ₹ 2025	Number of options 2024	Weighted average exercise price in ₹ 2024
Outstanding at the beginning of the year	1,341,682	60.06	6,329,187	90.12	6,972,978	92.60
Granted during the year	-	-	8,630,671	60.06	-	-
Forfeited during the year	(217,450)	60.06	(1,426,246)	60.06	(146,700)	90.12
Expired during the year	(146,214)	60.06	(11,420,954)	90.12	-	-
Exercised during the year	(505,290)	74.13	(770,976)	60.06	(497,091)	90.12
Outstanding at the end of the year	472,728	74.13	1,341,682	60.06	6,329,187	90.12
Exercisable at the end of the year	390,000	74.13	1,043,802	60.06	5,183,587	90.12

*

During the year there was a ratio change from the current ratio, where one (1) ADS represents one (1) equity share, to a new ratio, where one (1) ADS represents six (6) equity shares, with no change to the Company’s equity shares with effect from October 4, 2024.Outstanding options after ratio change is 78,788 at the end of March 31, 2026 out of which exercisable is 65,000 Options.

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

A summary of information about fixed price stock options outstanding with respect to ASOP 2014 is furnished below:

As at	Range of exercise price in ₹	Number outstanding on March 31	Weighted average exercise price in ₹	Weighted average remaining contractual life	Number exercisable on March 31	Weighted average exercise price In ₹
March 31, 2026	34.62 - 135.28	472,728	74.13	0.10-1.82 Years	390,000	74.13
March 31, 2025	34.62 - 135.28	1,341,682	60.06	0.09-2.82 Years	1,043,802	60.06
March 31, 2024	66.60 - 230.97	6,329,187	90.12	0.05-3.82 Years	5,183,587	90.12

(ii) ESOP 2025 - Sify Infinit Spaces Limited ('SISL') - Subsidiary Company

a. Scheme details

The Subsidiary Company has instituted an employee share-based payment scheme titled “SISL Employee Stock Option Plan 2025” ("ESOP 2025"/"Plan"), which was approved by the shareholders at the general meeting held on September 26, 2025 for granting upto 30 million options. Under the Plan, eligible employees of the Subsidiary Company and its holding company may be granted options to acquire equity shares of the Subsidiary Company upon payment of the grant price. Each option is convertible into one equity share upon exercise. The options vest subject to continued employment and achievement of specified performance conditions, with 40% vesting after two years from the grant date and the remaining 60% vesting over the subsequent three years in equal half-yearly tranches. Vesting is linked to both individual performance and Subsidiary Company performance parameters relating to capacity billed, revenue and EBIT. The options may be exercised upon occurrence of a liquidity event such as an initial public offering or strategic sale, in accordance with the terms of the Plan. The options do not carry rights to dividend or voting prior to exercise.

The following share based payment arrangements were in existence during the current year:

Option Plan	SISL Employee Stock Option Plan 2025
Number of options	1,87,90,000
Grant date	January 18, 2026
Expiry date	January 18, 2031
Exercise price	₹ 150
Vesting pattern	2/5th of the options vests at the end of two years from the date of grant.The remaining 3/5th of the options vests equally every six months over the next 3 years.

b. Fair value on the grant date

The fair value of options is measured using Black-Scholes valuation model. The fair value of the options granted under the stock option scheme is treated as discount and accounted as employee compensation over the vesting period. The key inputs used in the measurement of the grant date fair valuation of equity settled plans is given in the table below:

Particulars	For the year ended
	March 31, 2026	March 31, 2025
Risk free interest rates	6.45%	-
Expected life	5 years	-
Volatility	15%	-
Dividend yield	0%	-
Exercise price ₹	150	-
Share price on the date of grant ₹	150	-

c. Movement in share options during the year:

The movement in the number of stock options are as follows:

No. of options granted, exercised and forfeited	For the year ended
	March 31, 2026	March 31, 2025
Outstanding at the beginning of the year	-	-
Granted during the year	18,790,000	-
Forfeited and expired during the year	-	-
Exercised during the year	-	-
Outstanding at the end of the year	18,790,000	-
Exercisable at the end of the year	-	-

Range of weighted average remaining contractual life, weighted average fair value and weighted average share price for the options are as follows:

Particulars	For the year ended
	March 31, 2026	March 31, 2025
Remaining contractual life for the options outstanding as of (years)	4.8 Years	-
Fair value for the options granted during the year ended (₹)	38.36 to 48.40	-

32.    Finance income and expense

	Year ended
	March 31, 2026	March 31, 2025	March 31, 2024

Finance income	1	13	-
Finance income	1	13	-
Interest expense on lease obligations *	336	299	250
Interest expense on pension liabilities	13	2	2
Interest expense on borrowings *	3,614	2,443	1,952
Finance expense	(3,963)	(2,744)	(2,204)
Net finance income / (expense) recognized in profit or loss	(3,962)	(2,731)	(2,204)

* interest expense calculated using the effective interest method.

Capitalized borrowing costs

Borrowing costs capitalized during the year amounted to ₹ 150 (March 2025: ₹ 515).

33.    Earnings per share

The calculation of basic earnings per share for the years ended March 31, 2026, 2025, and 2024 is based on the profit / (loss) attributable to ordinary shareholders of ₹(1,366), ₹(785), and ₹169 respectively and a weighted average number of shares outstanding of 434,455,365, 373,167,257 and 183,033,950 respectively, calculated as follows:

	Year ended
	March 31, 2026	March 31, 2025	March 31, 2024

Net profit/(loss) – as reported	(1,366)	(785)	169

Weighted average number of shares – basic	434,455,365	373,167,257	183,033,950
Basic earnings per share	(3.14)	(2.10)	0.92

Weighted average number of shares – diluted	434,754,395	373,605,546	185,198,369
Diluted earnings per share	(3.14)	(2.10)	0.91

Weighted average number of ordinary shares basic

	Year ended
	2026	2025	2024
Issued fully paid ordinary shares on April 01	434,102,399	183,332,460	182,835,369
Effect of shares issued on exercise of stock options	352,966	109,557	198,581
Effect of Rights issue	-	189,725,240	-
Weighted average number of equity shares and equivalent shares outstanding	434,455,365	373,167,257	183,033,950

Weighted average number of ordinary shares diluted

	Year ended
	2026	2025	2024
Weighted average number of ordinary shares (basic)	434,455,365	373,167,257	183,033,950
Effect of stock options (Note 1)	299,030	438,289	2,164,419
Weighted average number of equity shares outstanding (diluted)	434,754,395	373,605,546	185,198,369

Note 1: The Group has issued Associate Stock Options of which 472,728 (Previous year: 1,341,682) options are outstanding as at March 31, 2026. These could potentially dilute basic earnings per share in future. Refer Note (31).

Note 2: During the year, SISL has outstanding Employee Stock Option Plans granted as per note 31. If fully vested and exercised, these options will result in the issuance of fresh equity shares of the subsidiary.

This issuance will:

1) Dilute the Parent Company's percentage of ownership and economic interest in the subsidiary.

2) Change the Group's share in the subsidiary’s net profits, thereby impacting the Consolidated Earnings Per Share (EPS)

34.	Segment reporting

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

The cable landing station and investment in submarine cable consortium are other assets extended to international partners for international inward and outward connectivity needs. The cable landing station currently lands 2 major submarine cables; namely Gulf Bridge International (GBI) and the Middle Eastern and North African cable (MENA)

Data Center services:  The Group operates 14 Concurrently Maintainable Data Centers, of which seven are located in Mumbai (Bombay), two each at Noida (Delhi) and Chennai (Madras), one each at Bengaluru, Kolkata and Hyderabad to host mission-critical applications. The Group offers co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks or hire complete racks and even rent ‘secure cages’ at the hosting facility as per their application requirements. It also offers a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration and network configuration under this business line.

Digital services:

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

Certain expenses, technology infrastructure and administrative overheads, which form a significant component of total expenses, are not allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not practical to provide segment disclosure of these expenses and, accordingly, they are separately disclosed as “unallocated” and adjusted only against the total income of the Group.

The Group’s operating segment information for the years ended March 31, 2026, 2025 and 2024 are presented below:

Year ended March 31, 2026

	Network- Connectivity Services (A)	Data Center Services (B)	Digital Services (C)	Total (D) = (A)+(B)+(C)

External customers	17,634	17,519	9,724	44,877
Intersegment revenues	-	88	222	310
Operating expenses	(14,309)	(9,544)	(10,790)	(34,643)
Intersegment expenses	(252)	-	(58)	(310)
Segment operating income / (loss)	3,073	8,063	(902)	10,234
Unallocated expenses:
Support service unit costs				(349)
Depreciation and amortization				(7,274)
Other income / (expense), net				410
Finance income				1
Finance expenses				(3,963)
Profit / (loss) before tax				(941)
Tax (expense) / benefit				(425)
Profit / (loss) for the year				(1,366)

Year ended March 31, 2025

	Network- Connectivity Services (A)	Data Center Services (B)	Digital Services (C)	Total (D) = (A)+(B)+(C)

External customers	15,781	14,196	9,909	39,886
Intersegment revenues	-	88	221	309
Operating expenses	(13,920)	(7,768)	(10,612)	(32,300)
Intersegment expenses	(252)	-	(57)	(309)
Segment operating income / (loss)	1,609	6,516	(539)	7,586
Unallocated expenses:
Support service unit costs				(59)
Depreciation and amortization				(5,633)
Other income / (expense), net				551
Finance income				13
Finance expenses				(2,744)
Profit / (loss) before tax				(286)
Tax (expense) / benefit				(499)
Profit / (loss) for the year				(785)

Year ended March 31, 2024

	Network- Connectivity Services (A)	Data Center Services (B)	Digital Services (C)	Total (D) = (A)+(B)+(C)

External customers	14,661	11,054	9,919	35,634
Intersegment revenues	-	88	221	309
Operating expenses	(12,319)	(6,425)	(10,105)	(28,849)
Intersegment expenses	(252)	-	(57)	(309)
Segment operating income / (loss)	2,090	4,717	(22)	6,785
Unallocated expenses:
Support service unit costs				9
Depreciation and amortization				(4,773)
Other income / (expense), net				535
Finance income				-
Finance expenses				(2,204)
Profit / (loss) before tax				352
Tax (expense) / benefit				(183)
Profit / (loss) for the year				169

Disclosure of segment assets and liabilities

Particulars	March 31,2026	March 31,2025	March 31,2024
Segment assets
Network centric services	24,425	23,927	19,042
Data center services	53,028	43,941	38,371
Digital services	6,898	8,353	7,576
Unallocated assets	6,322	7,108	5,993
Total assets	90,673	83,329	70,982
Segment liabilities
Network centric services	24,145	22,394	19,171
Data center services	39,842	32,523	26,539
Digital services	7,753	8,283	7,200
Total liabilities	71,740	63,200	52,910
Capital employed	18,933	20,129	18,072

note: unallocated assets consist of deferred tax assets, cash and cash equivalents, Investments other than investments in PPAs and interest accrued on those investments.

Additional information

a) Capital expenditure incurred during the year

Particulars	March 31,2026	March 31,2025	March 31,2024
Network centric services	2,449	4,197	2,990
Data center services	10,366	13,483	5,990
Digital services	474	496	240
Total	13,289	18,176	9,220

b) Depreciation & amortization expense during the year

Particulars	March 31,2026	March 31,2025	March 31,2024
Network centric services	2,452	2,176	1,980
Data center services	4,474	3,145	2,541
Digital services	348	312	252
Total	7,274	5,633	4,773

Geographic segments

The Group has two geographic segments India and rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

Description	India	Rest of the world	Total
Revenues
Year ended March 31, 2026	41,736	3,141	44,877
Year ended March 31, 2025	36,850	3,036	39,886
Year ended March 31, 2024	33,304	2,330	35,634

The Group does not disclose information relating to non-current assets located in India and rest of the world as the necessary information is not available and the cost to develop it would be excessive.

During the year under review revenue from one customer of the Group's data center and network services segment is ₹ 8,809 million which is more than 20% of the Group's total revenue.

35. Contingencies

a)	Claims against the Group not acknowledged as debts includes demands from Indian Income Tax authorities for payment of tax amounting to ₹ Nil (previous year: ₹ Nil).
b)	Contingencies due to certain Service Tax claims as at March 31, 2026 amounted to ₹ 476 (previous year: ₹ 416).
c)	Contingencies due to certain Sales Tax claims as at March 31, 2026 amounted to ₹ 13 (previous year: ₹ 13)*.
d)	Contingencies due to certain Goods And Services Tax claims as at March 31, 2026 amounted to ₹ 1,212 (Previous Year: ₹ 1,131)*.
e)

Contingencies due to certain Goods And Services Tax claims for which tax liability amounting to ₹ 41 has been paid under amnesty scheme. The appeal has been withdrawn and application is submitted for settlement of dispute under amnesty scheme. Interest and penalty under dispute is ₹ 141. All these cases have been settled during the fiscal year 25-26.

f)

The Group is subject to legal proceedings and claims which are arising in the ordinary course of business. The management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have material and adverse effect on the Group's results of operations or financial conditions.

g)

The Group’s assessments in India are completed for the years up to March 31, 2024. The Company has received demands on multiple tax issues. These claims are primarily arising out of the disallowances of certain expenses and adjustments of certain unearned incomes.

The appeals filed against the said nature of adjustments before the appellate authorities have been allowed in favor of the Company by the Income Tax Appellate authority for the years up to March 31, 2020 which either has been or may be contested by the Income tax authorities before the Hon’ble Supreme Court of India.

*	Out of the above, an amount of ₹78 has been paid under protest.

Put Option:

A.      Sify Infinit Spaces Limited (SISL), subsidiary of the Sify Technologies Limited has issued Compulsorily Convertible Debentures (CCD) to Kotak Special Situations Fund (KSSF) with initial subscription of ₹ 2,020 with subsequent subscription of ₹ 1,980 during the year 2021-2022 and 2022-23 and an option to request additional ₹ 6,000.This Debenture Subscription Agreement is supplemented by a Put Option Agreement with the Company to ensure KSSF has protective rights in case there is contract breach or conditions for conversion is not met over the term of the instrument.

SISL has executed a Waiver Cum Amendment Agreement (‘WCA’) dated September 25, 2025, with KSSF amending the Debenture Subscription Agreement (‘DSA’). This WCA becomes effective and binding on the Parties from the date of filing of the Draft Red Herring Prospectus (‘DRHP’) in relation to the proposed Initial Public Offering of its equity shares (‘Offer’) with SEBI and shall remain effective until such time WCA is terminated. As per the WCA, the Compulsory Convertible Debentures (‘CCDs’) held by KSSF shall be fully, mandatorily, compulsorily and automatically convertible into equity shares upon earlier of:

1.       October 01, 2031, for KSSF without any act or application by KSSF;

2.       Prior to filing the updated DRHP with Securities and Exchange Board of India ('SEBI') and the updated DRHP shall be filed within 10 business days from the conversion or such other extended time as may be mutually agreed;

3.       At any time as may be required by KSSF.

Pursuant to SISL filing DRHP on October 16, 2025 with Securities and Exchange Board of India (‘SEBI’), BSE Limited and National Stock exchange of India Limited in connection with the Offer and in compliance with the SEBI (ICDR) Regulations, 2018, which prescribes that an Issuer shall not be eligible to make an initial public offer if there are any outstanding convertible securities or any other right which would entitle any person with any option to receive equity shares of the issuer, on February 7, 2026, SISL has converted the outstanding CCDs held by KSSF into equity shares.

B.      The WCA shall stand automatically terminated upon the earlier of the following dates:

1.       Twelve months from the date of receipt of final observations from SEBI;

2.       Exit Long Stop Date as defined in the DSA;

3.       the date on which the Board decides not to undertake the IPO or decides to withdraw the IPO or any offer document filed with any regulator/ authorities in respect of the IPO;

4.       the date on which the offer agreement executed between the Company, KSSF and the BRLMs, is terminated;

5.       this WCA being terminated by the mutual written agreement of all Parties, including if the listing of the Equity Shares pursuant to the IPO is not completed by then, subject to a withdrawal of the DRHP upon such termination.

In case of termination of WCA, the provisions of the DSA (as existing prior to the execution of WCA) shall

1.                    immediately and automatically stand reinstated with full force and effect without any further action or deed required on the part of any Party; and

2.                    be deemed to have been in force during the period between the date of execution of this WCA and the date of termination of this WCA, without any break or interruption whatsoever.

Unrecognized contractual commitments from physical PPAs

Estimated future cash flows from buying electricity under physical PPAs in force at the reporting date are set out below. The reported amounts do not represent the full commitment under these contracts.

	Year 1	Year 2 - 5	Year 6 - 10	After Year 10
Estimate at March 31, 2026	1,226	4,664	5,324	4,812

The above estimates are based on volume expectations that we have developed based on past experiences.

Europe India Gateway:

The Group has entered into a contract with Emirates Integrated Telecom  (“the Emirates”) for the construction and supply of undersea cable capacity from the Europe India Gateway. As per the contract with Emirates, the Group is required to pay its share of decommissioning costs, if any, that may arise in the future. No provision has been made by the Group for such decommissioning costs as the amount of provision cannot be measured reliably as of March 31, 2026. The capacity under the mentioned facility would be upgraded over a period of time.

Legal proceedings:

a)	Proceedings before Department of Telecommunications

Adjusted Gross Revenue (AGR):

Sify was issued a Unified License (non-access/non-mobile license) pursuant to which Sify provides ISP, NLD & ILD services to enterprise customer and continues to comply and pay a license fee on the licensed activities.

DoT demanded a license fee on the non-telecom business revenue on both mobile license holders and non-mobile license holders, including Sify. The demand made by DoT was challenged by mobile (access license) operator and the Supreme Court held that mobile operators have to pay the license fee on the gross revenue as they were using spectrum and had opted for migration package. The Supreme Court later clarified that this judgement was not applicable to non-access/non-mobile operators.

The Supreme Court had by its order dated June 10, 2020, accepted the stance of the DoT that the licenses of PSUs are different and the judgement of October 24,2019 could not be made the basis for raising demands against PSUs as they are not in the actual business of providing Mobile Services to the General Public.

DoT had also issued a demand notice to Sify and to other non-mobile operators seeking to charge a license fee on the non-telecom revenue. Sify challenged the demands before the Madras High Court in 2013 and the demands were stayed. Meanwhile one of the non-access and non- mobile license holder, similar to the license held by Sify, challenged the demand made by DoT before TDSAT, Delhi. TDSAT vide its Order dated February 28, 2022 quashed the demands made by DoT seeking license fee, interest on license fee, penalty and interest on penalty on the revenue accruing from other business revenue (i.e. non-telecom) other than the licensed based activities.

DoT issued a demand notice on August 22, 2013 to the Company demanding license fee on the non-telecom revenue against which the Company filed petitions before the Madras High Court. After finally hearing the parties, the Hon’ble Madras High Court vide its judgement dated April 30, 2024 quashed the 18 demands made by DoT and held that DoT cannot claim license fee on the non-telecom revenue.

DoT has appealed before the Madras High Court challenging the judgement dated April 30, 2024 and the Madras High Court had stayed the judgement dated April 30, 2024 and this was challenged by Sify before the Madras High Court and the order was passed in favor of Sify that no coercive action to be taken by DoT pending disposal of the Writ Appeal.

On May 22, 2025, DoT invoked the bank guarantee submitted by Sify without any notice or intimation, claiming that Sify has failed to pay the license fee on “Other Income” for the FY 2020-21, 2021 - 22 and 2023 – 24 and encashed a sum of ₹68.70 million despite several requests and objections submitted by Sify.

Sify submitted its objection and sought clarification on the invocation of bank Guarantee. Further a representation was also submitted to Member Finance and Joint Controller of DoT on the invocation of BG. However, no workings were provided by DoT till date. By letter dated May 28, 2025 and June 11,2025, DoT called upon Sify to replenish the BG for a sum of ₹68.70 million and informed to take further action. Sify accordingly replenished the BG under protest and without prejudice to rights.

On July 10, 2025, Sify filed writ petitions with the  Madras High Court challenging the order of invocation of BG and sought for refund of the encashed amount. The  Madras High Court granted interim injunction against DoT and tagged the petitions along with the Writ Appeals. The Writ petitions are pending for final arguments along with the Writ Appeal.

License fee on Pure Internet:

DoT migrated the licenses of few service providers, whose licenses expired in 2013 to UL regime and demanded license fee on pure Internet only from those migrated service providers without providing level playing field on pure internet services. However, the Company through Internet Service Providers Association of India  challenged the said condition before TDSAT. TDSAT by its order dated October 18, 2019 set aside the demand made by the DoT and held that license fee is not chargeable on the Internet Service Providers. DoT has filed appeal before Supreme Court and the appeal is pending for final hearing.

Subsequently DoT notified level playing field for all the telecom licensed operator and accordingly the company has started paying AGR on pure internet effective as of April 1, 2022 pursuant to the notification issued by DoT.

(b) Online Exam case:

(i) The Company has conducted online examinations for more than a decade using its platform (I-Test) and delivered large volume online examinations for several reputed clients including Staff Selection Commission (“SSC”) (customer), and is certified on quality and security for CMMI Level 5 and CERT-in. After technical evaluation, the Company was awarded a contract dated April 12, 2016 for a period of two years and accordingly Sify had successfully conducted 15 such Pan India online examination under the supervision of customer for more than 20 million candidates with 40,000 unique questions. In one of the combined group level examinations dated February 21, 2018, screenshots of a few of the questions appeared on social media. The Company brought to the notice of the Chairman of the customer and the said question paper was cancelled and the candidates were asked to redo the examination with different set of question paper within couple of hours. Further at the request of customer, re-examination was also conducted after couple of weeks. Hence there was no damage to the sanctity of the examination as immediate action was taken jointly by the Company and customer. However, some parties provoked candidates and continued to claim that the question paper was leaked and insisted customer to cancel the entire examination process. As few candidates continued to protest, the GOI directed the investigating authority to conduct an enquiry into the allegations. A public interest litigation was also filed before the Hon’ble Court for cancellation of the examination process. However, the Hon’ble Court appointed a high-level technical committee to conduct enquiry and submit a report to the Court.

A detailed report was submitted by the committee and investigating team before the Hon’ble Court, which held that there was no evidence to show that the examination process was tainted and hence the PIL stood dismissed. Accordingly, SSC released all the payments to Sify for the examination. In 2018, the investigating authority filed its final report stating that one of the candidate along with her husband engaged in malpractice with a sole intention to cancel the examinations uploaded few questions in the social media. There was no allegations against Sify or its employee. After 4 years, the investigating authority chose to file 3 additional supplementary chargesheet naming the company and one of its employee for not following the standard operating procedure. The Company believes that it had successfully delivered the examination in terms of RFP and the consideration was released by customer after receiving the report from the Committee.

The investigating agency chooses to name the Company and one of its employees in the chargesheet filed before the CBI Court. Three CBI cases were listed for arguments on admission of charges.

(ii) The Department of Education, Bihar issued an order of blacklisting, after the Company had conducted several online examinations, alleging deficiency without taking into account the deficiency of the agency responsible for the questions, SCERT. A representation was made by the Company along with all the required documents seeking revocation of the Order of blacklisting. While the Company’s representation for revocation of the order was pending for consideration, the Company was advised to file a petition before the High Court, Patna. Accordingly, the petition filed by Sify to revoke the order of blacklisting was set-aside by Chief Justice of the Patna High Court by its order dated April 16, 2025 on merits after hearing both the parties and in the same order the Patna High Court had remitted the matter back to the concerned authority for renewed consideration of the reasons provided by the Company. Subsequently, the Department of Education conducted a meeting on July 8, 2025, as per the direction of the Patna High Court and had issued an order on July 21, 2025, debarring the Company from participating in education tenders in Patna until March 31, 2026. The Company challenged the debarment order before the Patna High Court and on a hearing before the Patna High Court on October 8, 2025, both the Company and the Department of Education presented their arguments. On  October 14, 2025 the Patna High Court had passed orders dismissing the writ petition filed by the Company.

Subsequently the Company had preferred a Special Leave Petition (SLP) before the Supreme Court challenging the dismissal order of the Patna High Court and when the matter was taken up for hearing the Supreme Court was not convinced to and had shown intent to dismiss the SLP hence the Company had taken leave of the court and withdrew the SLP with the liberty to prefer review before the Patna High Court. Subsequently the Company had filed review petition before the Patna High Court and on  March 18, 2026 the Patna High Court had heard the arguments and passed an order categorically mentioning that “the period of blacklisting came to end on March 31, 2026, and will not come in the way or work to the detriment of the petitioner (Sify) in participating in any fresh tender, in future, if otherwise, the petitioner is found eligible” and disposed the review petition.

c) Others:

1)       The company is party to additional legal actions arising in the ordinary course of business. Based on the available information as at March 31, 2026, the Company believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect on the Company's financial position and results of operations.

2)       The Company has received an order passed under section 7A of the Employees Provident Fund & Miscellaneous Provisions Act, 1952 from Employees Provident Fund Organisation (EPFO) claiming provident fund contribution aggregating to ₹ 6.4 million on special allowances paid to employees. The company has filed a writ petition before High court of Madras and obtained the stay of demand. In February 2019, the Supreme Court held, in a similar case, that Special allowances paid by the employer to its employee will be included in the scope of basic wages and subject to provident fund contribution. However, the Supreme Court has not fixed the effective date of order.

3)       During the financial year 2019-2020, Directorate General of Goods and Services Tax Intelligence (DGGI) performed an inspection based on the analysis of service tax returns filed by the company in the past. The Company has been categorizing services relating to e-Learning and Infrastructure Management Services provided to foreign customers billed in convertible foreign currency under OIDAR services while filing its half-yearly service tax return. However, based on the Place of Provision of Services Rules then applicable under the Finance Act, 1994, Service Tax has to be paid for OIDAR services provided to foreign customers even if the conditions for qualifying as export of services are met. Hence, the DGGI contended that Service Tax should be paid on the services classified as OIDAR services in the returns. The total contended during the period April 2014 to November 2016 of Service Tax was ₹ 161.8 million and the Interest & Penalty as applicable. The Company believes that the services relating to e-learning and infrastructure management services will not fall under OIDAR services and also the activities covered under E-learning and IMS does not meet the conditions for taxation under the provisions applicable as OIDAR and hence there is no liability. However, during the investigation, the Company has paid ₹ 64.6 million under protest to continue the proceeding with the relevant adjudicating authorities. Thereafter, the DGGI has issued Show Cause Notice and the Company has replied on the same. The matter is pending with the Adjudicating Authority. The Company believes that no provision is required to be made against this demand. The amount of ₹ 64.6 million paid under protest is accounted as Balance with Service Tax authorities and disclosed under “Other non-current non-financial assets” Note.10 to the Consolidated Financial Statements.

4)       Sri Devara Suri Appa Rao and four others have initiated a Writ Petition before the High Court of Andra Pradesh, Amaravati bench challenging the allotment of land measuring approximately 0.25 acres by the State Government of Andhra Pradesh in Sy No.134 of Paradesipalem village in favor of Sify Infinit Spaces Limited (SISL) by way of G.O.Ms.No.29 dated August 1, 2025 as illegal, arbitrary and violative of the petitioner's right. The Petitioners claim to be the legal heirs of the late Sri Devara Appaya who was granted patta on March 03,1905. In 2007, the Visakhapatnam Urban Development Authority attempted to take possession of the property by classifying the property as Banjar Dry (uncultivated land). The petitioner had filed a revision petition before the Director of Survey and Settlement Mangalagiri and such is pending adjudication.

The Writ Petition had come for hearing previously on November 24, 2025 and the state government had argued that the Director of Survey and Settlement had dismissed the petition the Petitioners had filed before it and the order copy of the same will be placed before the High Court in the next hearing. The Writ Petition has come for hearing on February 11, 2026 and on hearing both side arguments the High Court had observed that the subject matter of alienation of the land and the revision petition was dismissed by the Director of Settlements – Revision Authority by its order dated October 20,2025 this writ petition was also disposed and the interim order granted also stood vacated.

Guarantees:

As at March 31, 2025, and 2026, guarantees provided by Sify on behalf of the Subsidiaries to banks and NBFCs amounts to approximately ₹ 2,522 and ₹ 1,887 respectively.

36.	Related party transaction:

The related parties where control / significant influence exists are subsidiaries and associates. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director whether executive or otherwise. Key management personnel include the Board of Directors and other senior management executives. The other related parties are those with whom the Group has had transaction during the years ended March 31, 2026, 2025 and 2024 are as follows:

		% of Ownership interest
Particulars	Country of incorporation	March 31, 2026	March 31, 2025
Holding Company
Raju Vegesna Infotech & Industries Private Limited	India
Wholly owned Subsidiaries of Holding company
Ramanand Core Investment Company Private Limited	India
Satya Sravanthi Agrofarms Private Limited	India
Anantha Koti Raju Developers Private Limited	India
V.A.L.S. Developers Private Limited	India
KKAAR Farms and Developers Private Limited	India
Raju Vegesna Properties (India) Private Limited	India
V.A.R. Agrotech Private Limited	India
Village Inns (India) Private Limited	India
Raju Vegesna Developers Private Limited	India
V.R.R. Shelters Private Limited	India
Subsidiaries
Sify Technologies (Singapore) Pte. Limited	Singapore	100.00	100.00
Sify Technologies North America Corporation	USA	100.00	100.00
Sify Data and Managed Services Limited	India	100.00	100.00
Sify Infinit Spaces Limited *	India	88.45	100.00
Sify Digital Services Limited	India	100.00	100.00
SKVR Software Solution Private Limited *	India	94.34	100.00
Key Management Personnel
Mr. Raju Vegesna - CEO, Chairman and Managing Director
Mr. M P Vijay Kumar - Executive Director & Chief Financial Officer
Mr. C R Rao - Chief Operating Officer
Mr. Arun Seth - Independent Director
Mr. Ram Sewak Sharma - Independent Director (w.e.f. 20.06.2025)
Mr. Thomas Michael Bradicich - Independent Director (w.e.f. 05.07.2024)
Mrs. Padmaja Chunduru - Independent Director (w.e.f. 12.10.2024)
Mrs. Bala Saraswathi Vegesna - Professional Director
Trust controlled by KMP:
Vegesna Family Trust, USA
Raju Vegesna Foundation, India

*

Pursuant to Conversion of Compulsorily Convertible Debentures and Compulsorily Convertible Preference Shares into equity Shares by SISL on February 07,2026, the holding of Sify Technologies Limited stands reduced from 100% to 88.45%. Consequently, the holding in SKVR Software Solution Private Limited stands reduced from 100% to 94.34%.

The following is a summary of the related party transactions for the year ended March 31, 2026:

Transactions	Holding Company	Others	Key Management Personnel
Consultancy services received	-	-	-
Sitting fees paid	-	-	15
Salaries and other short-term benefits *	-	-	46
Contributions to defined contribution plans *	-	-	2
Share based payment transactions *	-	-	-
Lease rentals paid	3	10	-
CSR Contribution made	-	25	-
Amount of outstanding balances
Advance lease rentals and refundable deposits made	1	6	-
Lease rentals payable	-	-	-

All transactions between Sify Technologies Limited and its subsidiaries up to March 31, 2026 of this Annual Report have been in the ordinary course of business

The following is a summary of the related party transactions for the year ended March 31, 2025:

Transactions	Holding Company	Others	Key Management Personnel
Consultancy services received	-	-	0
Sitting fees paid	-	-	7
Salaries and other short-term benefits *	-	-	50
Contributions to defined contribution plans *	-	-	3
Share based payment transactions *	-	-	-
Lease rentals paid	2	9	-
CSR Contribution made	-	20	-
Amount of outstanding balances
Advance lease rentals and refundable deposits made	1	6	-
Lease rentals payable	-	-	-

Note: 0 represents amount below the rounding off norm adopted by the Group.

All transactions between Sify Technologies Limited and its subsidiaries up to March 31, 2025 of this Annual Report have been in the ordinary course of business

The following is a summary of the related party transactions for the year ended March 31, 2024:

Transactions	Holding Company	Others	Key Management Personnel
Consultancy services received	-	-	0
Sitting fees paid	-	-	3
Salaries and other short-term benefits *	-	-	62
Contributions to defined contribution plans *	-	-	3
Share based payment transactions *	-	-	-
Lease rentals paid	1	9	-
CSR Contribution made	-	28	-
Amount of outstanding balances
6% Non-Cumulative Compulsorily convertible preference shares	-	500	-
Advance lease rentals and refundable deposits made	-	6	-
Lease rentals payable	0	1	-

Note: 0 represents amount below the rounding off norm adopted by the Group.

All transactions between Sify Technologies Limited and its subsidiaries up to March 31, 2024 of this Annual Report have been in the ordinary course of business

*

Represents salaries and other benefits of Key Management Personnel comprising of Mr. M P Vijay Kumar – Executive Director and Chief Financial Officer, Mr. C R Rao – Chief Operating Officer and Mr. Kamal Nath - Chief Executive Officer (for March 31, 2025 and March 31, 2024).

37.    Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by each category as of March 31, 2026 were as follows:

Particulars	Note	Financial assets/ liabilities at amortized costs	Financial assets / liabilities at FVTPL	Financial assets / liabilities at FVTOCI	Total carrying value	Total fair value
Assets
Cash and cash equivalents	8	4,098	-	-	4,098	4,098
Other bank balances	8	974			974	974
Trade receivables	16	12,648	-	-	12,648	12,648
Other financial assets	12 & 17	3,018	9	-	3,027	3,027
Investments	11	447	-	958	1,405	1,405
Liabilities
Bank overdraft	8	-	-	-	-	-
Lease liabilities	7	3,902	-	-	3,902	3,902
Other financial liabilities	21 & 24	3,387	-	-	3,387	3,387
Borrowings from banks	20	25,094	-	-	25,094	25,094
Supplier finance arrangements	20	4,011	-	-	4,011	4,011
Borrowings from others	20	6,999	-	-	6,999	6,999
Trade payables	23	7,455	-	-	7,455	7,455
6% Compulsorily Convertible Debentures	21	4,000	-	-	4,000	4,000
8.95% Non - convertible Debentures	20	2,500	-	-	2,500	2,500

The carrying value and fair value of financial instruments by each category as of March 31, 2025, were as follows:

Particulars	Note	Financial assets/ liabilities at amortized costs	Financial assets / liabilities at FVTPL	Financial assets / liabilities at FVTOCI	Total carrying value	Total fair value
Assets
Cash and cash equivalents	8	4,997	-	-	4,997	4,997
Other bank balances	8	1,761			1,761	1,761
Trade receivables	16	10,916	-	-	10,916	10,916
Other financial assets	12 & 17	2,693	19	-	2,712	2,712
Investments	11	404	-	825	1,229	1,229
Liabilities
Bank overdraft	8	326	-	-	326	326
Lease liabilities	7	3,810	-	-	3,810	3,810
Other financial liabilities	21 & 24	2,220	-	-	2,220	2,220
Borrowings from banks	20	20,925	-	-	20,925	20,925
Supplier finance arrangements	20	4,106	-	-	4,106	4,106
Borrowings from others	20	5,689	-	-	5,689	5,689
Trade and other payables	23	8,052	-	-	8,052	8,052
6% Compulsorily Convertible Debentures	20	6,260	-	-	6,260	6,260
8.95% Non - convertible Debentures	20	2,500	-	-	2,500	2,500

Details of financial assets hypothecated as collateral

The carrying amount of financial assets as at March 31, 2026 and 2025 that the Group has provided as collateral for obtaining borrowings and other facilities from its bankers are as follows:

	As of
	March 31, 2026	March 31, 2025
Cash and cash equivalents	2,993	2,110
Trade receivables	7,637	3,377
	10,630	5,487

Derivative financial instruments

(a)	Forwards and options

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

The following table gives details in respect of the notional amount of outstanding foreign exchange contracts as at March 31, 2026 and 2025.

	As of
	March 31, 2026	March 31, 2025
Forward contracts
In U.S. Dollars (Sell)	2	-
In U.S. Dollars (Buy)	-	-
(Gain) / loss on mark to market in respect of forward contracts outstanding	2	-

The Company recognized a net loss on the forward contracts of ₹ 2 million (March 31, 2025: ₹ Nil – Net loss) for the year ended March 31, 2026.

The forward exchange contracts and option contracts mature between one and twelve months. The table below summarizes the notional amounts of derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

As of
	March 31, 2026	March 31, 2025
Sell:	(US $)	(US $)
Not later than one month	-	-
Later than one month and not later than three months	2	-
Later than three months and not later than six months	-	-
Later than six months and not later than one year	-	-

(b)	Cross Currency Swap:

The Group has entered into Cross Currency Swaps in order to hedge the cash flows arising out of the Principal and Interest payments of the underlying External Commercial Borrowing denominated in USD. The period of the swap contracts is co-terminus with the period of the underlying ECB. As per the terms of the arrangement, the Company shall pay INR fixed and receive fixed USD principal and interest cash flows during the term of the contract. The swap arrangement is marked to market at the end of every period and losses are recognized in the Statement of Income.

The swap contracts outstanding balances as on March 31, 2026 and March 31, 2025 is as follows.

Particulars	Value of the outstanding INR term loan	Value of the outstanding USD principal	Mark to Market losses/ (gain)
Tranche 1	15	USD 0.2	3
Tranche 2	22	USD 0.3	5
Total	37	USD 0.5	8

Particulars	Value of the outstanding INR term loan	Value of the outstanding USD principal	Mark to Market losses/ (gain)
Tranche 1	44	USD 0.6	3
Tranche 2	66	USD 0.9	5
Total	110	USD 1.5	8

The maturity of these contracts extends for five years and six months. The table below summarizes the cash flows (principal) of these derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

	As at		As at
	March 31, 2026		March 31, 2025
Particulars	Payable (USD)	Receivable (INR)	Payable (USD)	Receivable (INR)
Less than 1 year	0.50	37	1.00	73
One to two years	-	-	0.50	37
Two to three years	-	-	-	-
Three to four years	-	-	-	-
Four to five years	-	-	-	-
More than five years	-	-	-	-
Total cash flows	0.50	37	1.50	110

The Group recognized a net loss on the cross-currency swaps of  ₹ 8 [Previous year : ₹ 8] for the year ended March 31, 2026.

(c)	Interest Rate Swap:

The Group has entered into Interest Rate Swaps in order to hedge the cash flows arising out of the Interest payments of the underlying ECB. The period of the swap contract is co-terminus with the period of the underlying ECB. As per the terms of the arrangement, the Company shall pay fixed rate of interest (8.9%) and receive variable rate of interest equal to SOFR + 2.5% on notional amount. The swap arrangement is marked to market at the end of every period and losses are recognized in the Statement of income.

The maturity of these contracts extends for five years and six months. The table below summarizes the cash flows (interest) of these derivative financial instruments into relevant maturity groupings based on the remaining period at the end of the year:

As of
	March 31, 2026		March 31, 2025
	Receivable	Payable	Receivable	Payable
	(US $)	(US $)	(US $)	(US $)

Less than 1 year*	0	1	0	7
One to two years*	-	-	0	1
Two to three years	-	-	-	-
Three to four years	-	-	-	-
Four to five years	-	-	-	-
More than five years	-	-	-	-
Total cash flows	0	1	0	8

*	Amount below rounding off norm adopted by the Group

Total notional amount outstanding as of March 31, 2026 is US$ 0.50 (March 31, 2025: US$ 1.50).

Net Loss on account of interest rate swaps amount to ₹ Nil for the year ended March 31, 2026 (March 31, 2025: ₹ Nil – Net loss).

Fair value measurements:

The details of assets and liabilities that are measured on fair value on recurring basis are given below:

	Fair value as of March 31, 2026			Fair value as of March 31, 2025
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Derivative financial assets – gain on outstanding forward/options contracts	-	-	-	-	-	-
Derivative financial assets - gain on outstanding cross currency swaps	-	-	11	-	-	19
Derivative financial assets - gain on outstanding interest rate swaps	-	-	-	-	-	-
Liabilities
Derivative financial liabilities – loss on outstanding forward/options contracts	-	-	2	-	-	-
Derivative financial liabilities - loss on outstanding cross currency swaps	-	-	-	-	-	-
Derivative financial liabilities - loss on outstanding interest rate swaps	-	-	-	-	-	-

•	Level 1 – unadjusted quoted prices in active markets for identical assets and liabilities.

•	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

•	Level 3 – unobservable inputs for the asset or liability.

Interest income/ (expenses), gains/ (losses) recognized on financial assets and liabilities

Recognized in profit or loss

	Year ended
	March 31, 2026	March 31, 2025	March 31, 2024
Financial assets at amortized cost
Interest income on bank deposits	150	346	231
Interest income from other financial assets	24	44	30
Impairment loss of trade receivables	(164)	(195)	(265)

Financial assets at fair value through profit or loss
Net change in fair value of derivative financial instruments gain/(loss)	9	8	8

Financial liabilities at amortized cost
Interest expenses on lease obligations	(336)	(299)	(250)
Interest expenses on borrowings from banks, others and overdrafts	(3,386)	(2,282)	(1,738)

38.	Financial Risk Management

Risk	Source of exposure	Measurement	Management
Market risk - foreign exchange	Recognized financial assets and liabilities denominated in foreign currencies.	Cash flow forecasting.Sensitivity analysis.	Foreign currencyforwards and foreign currency options
Market risk - interest rate	Borrowings at variable rates.	Sensitivity analysis	Interest rate swaps.Asset-liability management.
Market risk - electricity prices	Highly probable forecast electricity purchases at spot price	Cash flow forecasting.Sensitivity analysis.	Fixed-price physical power purchase agreements
Credit risk	Cash and cash equivalents, trade receivables, derivative financial instruments, debt instruments and contract assets.	Aging analysis. Credit ratings. Probability of default analysis. Stress testing.	Diversification of bankdeposits, credit limits,collateral, credit insurance and letters of credit.Investment guidelinesfor debt instruments.
Liquidity risk	Borrowings and other liabilities	Rolling cash flow forecasts. Stress testing.	Availability of committed credit lines and borrowing facilities from multiple counterparties. Asset-liability management.

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

Exposure to credit risk

The gross carrying amount of financial assets, net of any impairment losses recognized represents the maximum credit exposure. The maximum exposure to credit risk as of March 31, 2026 and 2025 was as follows:

	March 31, 2026	March 31, 2025
Cash and bank balances	4,098	6,304
Restricted cash	974	454
Trade receivables	12,648	10,916
Other financial assets	3,027	2,712
Investments	1,405	1,229
	22,152	21,615

Impairment for financial assets

Allowances for impairment for trade receivables have been provided based on Expected Credit Loss Method adopting a simplified approach provided in IFRS 9. The ageing analysis of trade receivables has been considered from the due date for the practical expedient. The ageing of trade receivables, net of allowances, is given below:

Period (in days)	March 31, 2026	March 31, 2025
Less than 365 days	12,100	10,588
More than 365 days	548	328
	12,648	10,916

See note 16 for the activity in the allowance for impairment of trade account receivables.

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

The following are the contractual maturities of financial assets, including estimated interest receipts and excluding the impact of netting agreements:

As of March 31, 2026	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years	>5 years
Non-derivative financial assets
Cash and bank balances	4,098	4,098	4,098	-	-	-
Restricted Cash	974	974	974	-	-	-
Trade receivables	12,648	12,648	12,648	-	-	-
Other financial assets*	3,018	3,018	206	2,019	0	793
Investments	1,405	1,405	-	-	-	1,405
	22,143	22,143	17,926	2,019	0	2,198

*0 represents value less than rounding off norm adopted by the Group.

As of March 31, 2025	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years	>5 years
Non-derivative financial assets
Cash and bank balances	6,304	6,304	6,304	-	-	-
Restricted Cash	454	454	454	-	-	-
Trade receivables	10,916	10,916	10,916	-	-	-
Other financial assets	2,693	2,693	298	1,652	-	743
Investments	1,229	1,229	-	-	-	1,229
	21,596	21,596	17,972	1,652	-	1,972

As of March 31, 2024	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years	>5 years
Non-derivative financial assets
Cash and bank balances	5,394	5,394	5,394	-	-	-
Restricted Cash	440	440	440	-	-	-
Trade receivables	10,155	10,155	10,155	-	-	-
Other financial assets	2,162	2,162	158	1,295	-	709
Investments	1,204	1,204	-	-	-	1,204
	19,355	19,355	16,147	1,295	-	1,913

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As of March 31, 2026	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years	>5 years
Non-derivative financial liabilities
Bank overdrafts	-	-	-	-	-	-
6% Compulsorily Convertible Debentures	4,000	1,321	240	480	480	121
8.95% Non-Convertible Debentures	2,500	4,514	224	448	686	3,156
Lease liabilities	3,902	10,852	805	1,527	791	7,729
Borrowing from banks	25,094	30,924	11,963	8,006	4,886	6,069
Supplier finance arrangements	4,011	4,067	4,067	-	-	-
Borrowings from others	6,999	11,132	1,313	1,716	1,690	6,413
Other financial liabilities	3,387	3,387	3,351	-	-	36
Trade payables	7,455	7,455	7,455	-	-	-
	57,348	73,652	29,418	12,177	8,533	23,524

As of March 31, 2025	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years	>5 years
Non-derivative financial liabilities
Bank overdrafts	326	326	326	-	-	-
6% Compulsorily Convertible Debentures	6,260	8,439	600	1,200	1,200	5,439
8.95% Non-Convertible Debentures	2,500	5,746	224	448	448	4,626
Lease liabilities	3,810	10,541	689	1,336	1,043	7,473
Borrowing from banks	20,925	27,624	7,192	8,020	6,366	6,046
Supplier finance arrangements	4,106	4,159	4,159	-	-	-
Borrowings from others	5,689	8,295	1,653	2,169	1,048	3,425
Other financial liabilities	2,220	2,220	2,184	-	-	36
Trade payables	8,052	8,052	8,052	-	-	-
	53,888	75,402	25,079	13,173	10,105	27,045

As of March 31, 2024	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years	>5 years
Non-derivative financial liabilities
Bank overdrafts	487	531	531	-	-	-
6% Compulsorily Convertible Debentures	7,156	8,632	528	1,584	1,056	5,464
6% Non-Cumulative Compulsorily Convertible Preference Shares	500	120	30	30	30	30
Lease liabilities	3,043	8,589	588	774	531	6,696
Other liabilities	1,612	1,612	1,594	18	-	-
Borrowing from banks	18,794	22,515	5,557	7,922	5,536	3,500
Borrowings from others	3,564	4,221	1,295	2,186	740	-
Trade and other payables	11,952	11,952	11,952	-	-	-
	47,108	58,172	22,075	12,514	7,893	15,690

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

The Group’s exposure to foreign currency risk as of March 31, 2026 was as follows:

	All amounts in respective currencies as mentioned (in millions)
	US $	AUD	CHF	EUR	GBP	SGD	DHS	HK $
Cash and cash equivalents	0	-	-	0	0	-	-	-
Trade receivables	24	-	-	0	0	-	-	-
Trade payables	(6)	(0)	-	(0)	(0)	(0)	(0)	(0)
Foreign currency loan	1	-	-	-		-	-
Net balance sheet exposure	19	(0)	-	0	(0)	(0)	(0)	(0)

Note: 0 represents value less than the rounding off norm adopted by the Group.

The Group’s exposure to foreign currency risk as of March 31, 2025 was as follows:

	All amounts in respective currencies as mentioned (in millions)
	US $	AUD	CHF	EUR	GBP	DHS	HK $
Cash and cash equivalents	0	-	-	-	0	-	-
Trade receivables	13	-	-	1	0	-	-
Trade payables	(15)	-	-	(0)	(0)	(0)	(0)
Foreign currency loan	(3)	-	-	-	-	-
Net balance sheet exposure	(5)	-	-	1	(0)	(0)	(0)

Note: 0 represents value less than the rounding off norm adopted by the Group.

The Group’s exposure to foreign currency risk as of March 31, 2024 was as follows:

	All amounts in respective currencies as mentioned (in millions)
	US $	AUD	CHF	EUR	GBP	DHS	HK $	SG $
Cash and cash equivalents	1	-	-	0	0	-	-	-
Trade receivables	21	-	-	1	0	-	-	-
Trade payables	(8)	-	-	(0)		(0)	-	-
Foreign currency loan	(2)	-	-	-		-	-	-
Net balance sheet exposure	12	-	-	1	0	(0)	-	-

Note: 0 represents value less than the rounding off norm adopted by the Group.

Sensitivity analysis

A 10% strengthening of the rupee against the respective currencies as of March 31, 2026 and March 31, 2025 would have increased / (decreased) other comprehensive income and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2025.

	Other comprehensive income	Profit or ( loss)
March 31, 2026	-	(167)

March 31, 2025	-	38

A 10% weakening of the rupee against the above currencies as of March 31, 2026 and 2025 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Interest Rate Risk: Interest rate risk is the risk that an upward movement in interest rates would adversely affect the borrowing costs of the group.

Profile

At the reporting date the interest rate profile of the Group’s interest –bearing financial instruments were as follows:

	Carrying amount
	March 31, 2026	March 31, 2025
Fixed rate instruments
Financial assets
- Fixed deposits with banks	4,493	3,413
- Investment in debt securities	447	404

Financial liabilities
- Borrowings from banks	4,011	92
- Borrowings from others	9,499	14,448
Variable rate instruments
Financial liabilities
- Borrowings from banks	25,094	20,833
- Bank overdrafts	-	326

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

Cash flow sensitivity for variable rate instruments

An increase of 100 basis points in interest rates at the reporting date would have increased / (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis has been performed on the same basis as 2025.

	Equity	Profit or (loss)
March 31, 2026	-	(40)
March 31, 2025	-	(6)

A decrease of 100 basis points in the interest rates at the reporting date would have had equal but opposite effect on the amounts shown above, on the basis that all other variables remain constant.

39.    Issue of shares on a private placement basis to the existing promoter group

On August 4, 2010, the Board of Directors of the Group proposed the issuance, in a private placement, of up to an aggregate of 125,000,000 of the company’s equity shares, par value ₹10 per share (“Equity shares”), for an aggregate purchase price of ₹ 4,000 million, to a group of investors affiliated with the Group’s promoter, including entities affiliated with Mr. Raju Vegesna, the Group’s Chairman and Managing Director and Mr. Ananda Raju Vegesna, then Executive Director and brother of Mr. Raju Vegesna (the “Offering”). The company’s shareholders approved the terms of the Offering at the Company’s Annual General Meeting held on September 27, 2010.

On October 22, 2010, the Company entered into a Subscription Agreement with Mr. Ananda Raju Vegesna, acting as representative of the acquirers in connection with the offering. Accordingly, the company issued 125,000,000 equity shares to Raju Vegesna Infotech and Industries Private Limited, a company affiliated with the promoter group on October 30, 2010.  The above shares were subsequently transferred by Raju Vegesna Infotech & Industries Private Limited to Ramanand Core Investment Company Private Limited.

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

As of March 31, 2026, entities affiliated with our CEO, Chairman and Managing Director, Raju Vegesna, beneficially owned approximately 83.78% of our outstanding equity shares.

40.	Corporate Social Responsibility (CSR) expenditure

Section 135 of the Companies Act, 2013, requires Group to spend towards Corporate Social Responsibility (CSR). The Group is expected to spend ₹ 29 towards CSR in compliance of this requirement. A sum of ₹ 28 has been spent during the current year towards CSR activities as per details given below.

	Amount (₹)
Organization	March 31, 2026	March 31, 2025
Voluntary Health Services Hospital, Taramani	0	2
Raju Vegesna Foundation, India	25	20
Aerox Constructions	3	-
Sri Veda Paripalana Sabha	-	0
Shree Anand Charitable Trust, Mumbai	-	5
Pragna Bharathi	-	1
Total	28	28

Note: 0 represents amount below the rounding off norm adopted by the Group.

Note: The amount remaining unspent amounting to ₹ 1 is proposed to be utilized towards further development and maintenance of the park. Considering the nature of the project involving phased development and maintenance beyond the current financial year, it is proposed to classify the project as an “Ongoing CSR Project.” Pursuant to Section 135(6) of the Companies Act, 2013 read with Rules 2(i) and 4(6) of the Companies (Corporate Social Responsibility Policy) Rules, 2014, any unspent CSR amount relating to an ongoing project—being a multi-year project not exceeding three years (excluding the year of commencement)—shall be transferred within 30 days from the end of the financial year to a special bank account titled “Unspent Corporate Social Responsibility Account.” Such amount must be utilized within the prescribed period, failing which it shall be transferred to a fund specified under Schedule VII of the Act, and the Board shall monitor the implementation of the project against the approved timelines and allocations.

The unspent CSR amount was transferred to a separate bank account in compliance with the Companies Act, 2013.

41.    Capital Management

The Group's capital comprises equity share capital, share premium, and other equity attributable to equity holders. The primary objective of Group's capital management is to maximize shareholders value. The Group manages its capital and makes adjustment to it in light of the changes in economic and market conditions. The Group does so by adjusting dividend paid to shareholders. The total equity as on March 31, 2026 is ₹ 18,933 (Previous Year: ₹ 20,129).

The Group monitors capital using gearing ratio, which is net debt divided by total capital. Net debt comprises of long-term and short-term borrowings and lease liabilities less cash and cash equivalents. Equity includes equity share capital and reserves that are managed as capital. The gearing at the end of the reporting period was as follows:

		As at
		March 31, 2026	March 31, 2025
Debt		42,506	43,290
Less: cash and cash equivalents and fixed deposits lien marked towards term loans		(6,237)	(6,404)
Net debt	A	36,269	36,886

Equity	B	18,933	20,129

Net debt to Equity ratio	A/B	191.57%	183.24%

No changes were made in the objectives, policies or processes for managing capital of the Group during the current and previous year.

42.    Management-defined Performance Measures (MPMs)

The Company uses Earnings before interest, taxes, depreciation and amortization excluding other operating income, forex gain/loss and profit/loss on sale of property, plant and equipment (“Adjusted EBITDA”) as the management-defined performance measure in its public communications. This measure is not specified by IFRS Accounting Standards and therefore might not be comparable to apparently similar measures used by other entities.

Management believes adjusting profit/ (loss) for these items provides comprehensive information of the Company’s operating performance.

Reconciliation with Management-defined Performance Measures

	Year ended
Description	March 31, 2026	March 31, 2025	March 31, 2024
Profit / (Loss) for the year	(1,366)	(785)	169
Add:
Depreciation and Amortization expense	7,274	5,633	4,773
Net finance expense	3,949	2,294	1,816
Current tax	487	699	515
Less:
Deferred Tax	(62)	(200)	(332)
Other Income (including exchange gain/loss)	(411)	(79)	(185)
Adjusted EBITDA	9,871	7,562	6,756

43.    Events after the reporting period

There are no significant events that have occurred after the reporting period till the date of these financial statements that requires adjustments/disclosure in these financial statements.

Item 19. Exhibits

Number	Description

1.1	Amended Articles of Association of Sify Technologies Limited.
1.2	Memorandum of Association. (1)
2.1	Description of Securities registered under Section 12 of the Exchange Act
2.2	Amended and Restated Deposit Agreement dated as of July 23, 2025, among Sify Technologies Limited, JPMorgan Chase Bank N.A. and holders
2.3	Subscription Agreement dated November 10, 2005 between Sify Technologies Limited and Infinity Capital Ventures, LP. (5)
2.4	Standstill Agreement dated November 10, 2005 by and among Sify Technologies Limited, Infinity Capital Ventures, LP and Mr Raju Vegesna. (5)
2.5	Shareholders’ Agreement dated December 20, 2005 between Sify Technologies Limited, Infinity Satcom Universal (P) Limited, and Sify Communications Limited (erstwhile subsidiary). (6)
2.6	Shareholders’ Agreement dated November 25, 2005 between Sify Technologies Limited and Man Financial. (9)
4.1	Associate Stock Option Plan 2014 (11)
4.2	Form of Indemnification Agreement. (3)
4.3

License Agreement for Provision of Internet Service, including Internet Telephony dated as of April 1, 2002 by and between Sify Technologies Limited and the Government of India, Ministry of Communications and Information Technology, Department of Telecommunications, Telecom Commission. (12)

4.4	Bank Guarantee, dated as of November 4, 1998. (12)
4.5	Agreement, dated November 10, 2004, between Sify Technologies Limited, Satyam Computer Services Limited, SAIF Investment Company Limited and Venture Tech Solutions Pvt. Ltd. (4)
4.6	Subscription Agreement dated March 24, 2008 between Sify Technologies Limited and Infinity Satcom Universal Private Limited. (7)

4.7	Scheme of Amalgamation between Sify Communications Limited with Sify Technologies Limited and their respective shareholders (8)
4.8

Subscription agreement dated October 22, 2010 between Sify Technologies Limited and Mr. Ananda Raju Vegesna, Representative of the entities and affiliates in India of Mr. Raju Vegesna, CEO, Chairman and Managing Director of the Company. (9)

4.9

Amendment to subscription agreement dated September 7, 2011 between Sify Technologies Limited and Mr. Ananda Raju Vegesna, Representative of the entities and affiliates in India of Mr. Raju Vegesna, CEO, Chairman and Managing Director of the Company. (10)

8.1	List of Subsidiaries.
11.1	Code of Conduct and Conflict of Interest Policy (2)
11.2	Insider Trading Policy
12.1	Rule 13a-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a) Certification of Chief Financial Officer
13.1	Section 1350 Certification of Chief Executive Officer
13.2	Section 1350 Certification of Chief Financial Officer
15.1	Consent of Manohar Chowdhry & Associates in respect of Sify Technologies Limited
97.1	Policy relating to recovery of erroneously awarded compensation

(1)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on October 17, 2007 and incorporated herein by reference.
(2)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Commission on June 29, 2004 and incorporated herein by reference.
(3)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-1 filed with the Commission on October 13, 1999 and incorporated herein by reference.
(4)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 30, 2004 and incorporated herein by reference.
(5)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 21, 2005 and incorporated herein by reference.
(6)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on December 7, 2005 and incorporated herein by reference.
(7)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on April 14, 2008 and incorporated herein by reference.
(8)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on January 23, 2009 and incorporated herein by reference.
(9)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on November 15, 2010 and incorporated herein by reference.
(10)	Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on September 8, 2011 and incorporated herein by reference.
(11)	Previously filed as an exhibit to the Report on Form 20-F filed with the Commission on June 19, 2015 and incorporated herein by reference.
(12)	Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Commission on October 4, 1999 and incorporated herein by reference.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SIFY TECHNOLOGIES LIMITED

	By:	/s/ Raju Vegesna
	Name:	Raju Vegesna
	Title:	CEO, Chairman & Managing Director

	By:	/s/ M P Vijay Kumar
	Name:	M P Vijay Kumar
Date: June 26, 2026	Title:	Executive Director and Chief Financial Officer